Form 20-F
period 2008-12-31
KB Financial Group Inc.
filed 2009-06-15
CIK 1445930

As filed with the Securities and Exchange Commission on June 15, 2009
UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2008
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from to .
OR
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report .

Commission file number 000-53445
KB Financial Group Inc.
(Exact name of Registrant as specified in its charter)
KB Financial Group Inc.
(Translation of Registrant’s name into English)
The Republic of Korea
(Jurisdiction of incorporation or organization)
9-1, 2-ga, Namdaemoon-ro, Jung-gu, Seoul 100-703, Korea
(Address of principal executive offices)
Kyu Sul Choi
9-1, 2-ga, Namdaemoon-ro, Jung-gu, Seoul 100-703, Korea
Telephone No.: +82-2-2073-2846
Facsimile No.: +82-2-2073-2848
(Name, telephone, e-mail and/or facsimile number and address of company contact person)
Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of Each Class	Name of Each Exchange on Which Registered

American Depositary Shares, each representing one share of Common Stock	New York Stock Exchange
Common Stock, par value ~~W~~5,000 per share	New York Stock Exchange*

Securities registered or to be registered pursuant to Section 12(g) of the Act.
None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.
None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

308,921,422 shares of Common Stock, par value ~~W~~5,000 per share

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.  ☑ Yes     ☐ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.  ☐ Yes     ☑ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.  ☑ Yes     ☐ No

Indicate by check mark whether the registrant has submitted electronically and posted on its Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).  ☐ Yes     ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

☑ Large accelerated filer	☐ Accelerated filer	☐ Non-accelerated filer

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

☑ U.S. GAAP	☐ International Financial Reporting Standards as issued by the International Accounting Standards Board	☐ Other

If “other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.  ☐ Item 17     ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).  ☐ Yes     ☑ No

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.  ☐ Yes     ☐ No

*	Not for trading, but only in connection with the registration of the American Depositary Shares.

i

ii

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

As of and for the years ended December 31, 2004, 2005, 2006, 2007 and 2008, we have prepared financial information in accordance with United States generally accepted accounting principles, or U.S. GAAP. Unless indicated otherwise, the financial information in this annual report as of and for the years ended December 31, 2004, 2005, 2006, 2007 and 2008 has been prepared in accordance with U.S. GAAP.

We were established on September 29, 2008 pursuant to a “comprehensive stock transfer” under Korean law, whereby holders of the common stock of Kookmin Bank and certain of its subsidiaries transferred all of their shares to us, a new financial holding company, and in return received shares of our common stock. See “Item 4A. History and Development of the Company — The Establishment of KB Financial Group.” The stock transfer was accounted for under U.S. GAAP as a transaction between entities under common control and, with respect to the transfer by minority stockholders of Kookmin Bank’s subsidiaries included in the stock transfer, the acquisition by us of such non-controlling interests of such subsidiaries was accounted for using the purchase method. Accordingly, the consolidated financial statements included in this annual report are, as of dates and for periods prior to the date of the stock transfer, for Kookmin Bank and its subsidiaries, and as of dates and for periods from and after the date of the stock transfer, for us and our subsidiaries, including Kookmin Bank. For further information regarding the accounting treatment of the stock transfer, see Note 3 of the notes to our consolidated financial statements.

In this annual report:

•	references to “we,” “us” or “KB Financial Group” are to KB Financial Group Inc. and, unless the context otherwise requires, its subsidiaries and, for periods of time prior to the establishment of KB Financial Group on September 29, 2008, Kookmin Bank and, unless the context otherwise requires, its subsidiaries as of such periods;

•	references to “Korea” are to the Republic of Korea;

•	references to the “government” are to the government of the Republic of Korea;

•	references to “Won” or “~~W~~” are to the currency of Korea; and

•	references to “U.S. dollars,” “$” or “US$” are to United States dollars.

Discrepancies between totals and the sums of the amounts contained in any table may be a result of rounding.

For your convenience, this annual report contains translations of Won amounts into U.S. dollars at the noon buying rate of the Federal Reserve Bank of New York for Won in effect on December 31, 2008, which was ~~W~~1,262.0= US$1.00.

FORWARD-LOOKING STATEMENTS

The U.S. Securities and Exchange Commission encourages companies to disclose forward-looking information so that investors can better understand a company’s future prospects and make informed investment decisions. This annual report contains forward-looking statements.

Words and phrases such as “aim,” “anticipate,” “assume,” “believe,” “contemplate,” “continue,” “estimate,” “expect,” “future,” “goal,” “intend,” “may,” “objective,” “plan,” “predict,” “positioned,” “project,” “risk,” “seek to,” “shall,” “should,” “will likely result,” “will pursue,” “plan” and words and terms of similar substance used in connection with any discussion of future operating or financial performance or our expectations, plans, projections or business prospects identify forward-looking statements. In particular, the statements under the headings “Item 3D. Risk Factors,” “Item 5. Operating and Financial Review and Prospects” and “Item 4B. Business Overview” regarding our financial condition and other future events or prospects are forward-looking statements. All forward-looking statements are management’s present expectations of future events and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements.

In addition to the risks related to our business discussed under “Item 3D. Risk Factors,” other factors could cause actual results to differ materially from those described in the forward-looking statements. These factors include, but are not limited to:

•	our ability to successfully implement our strategy;

•	future levels of non-performing loans;

•	our growth and expansion;

•	the adequacy of allowance for credit and investment losses;

•	technological changes;

•	interest rates;

•	investment income;

•	availability of funding and liquidity;

•	cash flow projections;

•	our exposure to market risks; and

•	adverse market and regulatory conditions.

By their nature, certain disclosures relating to these and other risks are only estimates and could be materially different from what actually occurs in the future. As a result, actual future gains, losses or impact on our income or results of operations could materially differ from those that have been estimated. For example, revenues could decrease, costs could increase, capital costs could increase, capital investment could be delayed and anticipated improvements in performance might not be fully realized.

In addition, other factors that could cause actual results to differ materially from those estimated by the forward-looking statements contained in this annual report could include, but are not limited to:

•	general economic and political conditions in Korea or other countries that have an impact on our business activities or investments;

•	the monetary and interest rate policies of Korea;

•	inflation or deflation;

•	unanticipated volatility in interest rates;

•	foreign exchange rates;

•	prices and yields of equity and debt securities;

•	the performance of the financial markets in Korea and globally;

•	changes in domestic and foreign laws, regulations and taxes;

•	changes in competition and the pricing environments in Korea; and

•	regional or general changes in asset valuations.

For further discussion of the factors that could cause actual results to differ, see the discussion under “Item 3D. Risk Factors” contained in this annual report. We caution you not to place undue reliance on the forward-looking statements, which speak only as of the date of this annual report. Except as required by law, we are not under any obligation, and expressly disclaim any obligation, to update or alter any forward-looking statements, whether as a result of new information, future events or otherwise.

All subsequent forward-looking statements attributable to us or any person acting on our behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this annual report.

Item 1.	IDENTITY OF DIRECTORS, SENIOR MANAGERS AND ADVISERS

Not applicable

Item 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable

Item 3.	KEY INFORMATION

Item 3A.	Selected Financial Data

The selected consolidated financial and operating data set forth below as of and for the years ended December 31, 2004, 2005, 2006, 2007 and 2008 have been derived from our audited consolidated financial statements, which have been prepared in accordance with U.S. GAAP. Our consolidated financial statements as of and for the year ended December 31, 2004 have been audited by independent registered public accounting firm Samil PricewaterhouseCoopers and our consolidated financial statements as of and for the years ended December 31, 2005, 2006, 2007 and 2008 have been audited by independent registered public accounting firm Deloitte Anjin LLC.

We were established on September 29, 2008 pursuant to a “comprehensive stock transfer” under Korean law, whereby holders of the common stock of Kookmin Bank and certain of its subsidiaries transferred all of their shares to us, a new financial holding company, and in return received shares of our common stock. See “Item 4A. History and Development of the Company — The Establishment of KB Financial Group.” The stock transfer was accounted for under U.S. GAAP as a transaction between entities under common control. Accordingly, the consolidated financial statements included in this annual report are, as of dates and for periods prior to the date of the stock transfer, for Kookmin Bank and its subsidiaries, and as of dates and for periods from and after the date of the stock transfer, for us and our subsidiaries, including Kookmin Bank. For further information regarding the accounting treatment of the stock transfer, see Note 3 of the notes to our consolidated financial statements.

You should read the following data together with the more detailed information contained in “Item 5. Operating and Financial Review and Prospects” and our consolidated financial statements included elsewhere in this annual report. Historical results do not necessarily predict future results.

Consolidated income statement data

	Year Ended December 31,
	2004		2005		2006		2007		2008		2008(1)
	(In billions of Won, except common share data)										(In millions of
											US$, except common
											share data)

Interest and dividend income	~~W~~	12,092	~~W~~	10,658	~~W~~	11,405	~~W~~	12,792	~~W~~	15,829	US$	12,542
Interest expense		5,516		4,757		5,342		6,687		9,360		7,417

Net interest income		6,576		5,901		6,063		6,105		6,469		5,125
Provision for credit losses		3,861		613		(100)		18		2,313		1,833
Non-interest income		2,800		2,844		2,880		4,013		2,952		2,339
Non-interest expense		4,032		4,314		4,522		5,135		5,321		4,215
Income tax expense (benefit)		448		1,099		1,423		1,206		454		359
Minority interests		3		3		5		4		7		6
Net income (loss) from continuing operations		1,032		2,716		3,093		3,755		1,326		1,051
Cumulative effect of accounting change, net of tax		—		—		(2)		—		—		—

Net income (loss)	~~W~~	1,032	~~W~~	2,716	~~W~~	3,091	~~W~~	3,755	~~W~~	1,326	US$	1,051

Net income (loss) from continuing operations per common share
Net income (loss) — basic	~~W~~	3,367	~~W~~	8,415	~~W~~	9,194	~~W~~	11,164	~~W~~	4,121	US$	3.27
Net income (loss) — diluted(2)		3,365		8,411		9,193		11,164		4,121		3.27
Net income (loss) per common share
Net income (loss) — basic	~~W~~	3,367	~~W~~	8,415	~~W~~	9,189	~~W~~	11,164	~~W~~	4,121	US$	3.27
Net income (loss) — diluted(2)		3,365		8,411		9,188		11,164		4,121		3.27
Weighted average common shares outstanding-basic (in thousands of common shares)		306,432		322,786		336,351		336,346		321,727		321,727
Weighted average common shares outstanding-diluted (in thousands of common shares)		306,650		322,948		336,353		336,346		321,727		321,727
Cash dividends declared per common share(3)	~~W~~	—	~~W~~	550	~~W~~	550	~~W~~	3,650	~~W~~	2,450	US$	1.94

(1)	Won amounts are expressed in U.S. dollars at the rate of ~~W~~1,262.0 to US$1.00, the noon buying rate in effect on December 31, 2008 as quoted by the Federal Reserve Bank of New York in the United States.

(2)	Diluted earnings per share gives effect to the potential dilution that could occur if convertible securities, options or other contracts to issue common stock were converted into or exercised for common stock for the relevant periods. Effective from 2003, we had one category of potentially dilutive common shares, which was shares issuable on exercise of stock options granted to directors, executive officers and employees. Effective from August 2005, we changed the settlement method for such stock options to a cash settlement method (excluding certain outstanding stock options which were exercised in full in 2006), and accordingly there were no potentially dilutive common shares in 2007 and 2008.

(3)	U.S. GAAP requires that dividends be recorded in the period in which they are declared rather than the period to which they relate unless these are the same.

Consolidated balance sheet data

	As of December 31,
	2004		2005		2006		2007		2008		2008(1)
	(In billions of Won)										(In millions of US$)

Assets
Cash and cash equivalents	~~W~~	2,818	~~W~~	3,086	~~W~~	3,775	~~W~~	2,770	~~W~~	3,073	US$	2,435
Restricted cash		1,822		2,259		3,277		3,996		4,794		3,799
Interest-bearing deposits in other banks		597		515		423		69		235		186
Call loans and securities purchased under resale agreements		2,993		1,716		1,738		1,628		1,407		1,115
Trading assets		6,096		4,754		3,744		6,594		13,095		10,377
Investments(2)		23,095		25,372		25,348		24,685		29,209		23,145
Loans (net of allowance for loan losses of ~~W~~4,461 billion in 2004, ~~W~~3,212 billion in 2005, ~~W~~2,468 billion in 2006, ~~W~~1,864 billion in 2007 and ~~W~~3,043 billion in 2008 )		133,794		134,939		149,216		170,721		197,067		156,154
Due from customers on acceptances		743		627		620		1,106		2,063		1,635
Premises and equipment, net		1,637		1,516		1,612		1,660		1,775		1,407
Accrued interest and dividends receivable		871		1,060		802		899		1,124		891
Security deposits		1,285		1,185		1,190		1,335		1,428		1,131
Goodwill		422		394		394		394		578		458
Other intangible assets, net		308		217		185		183		208		165
Other assets		1,055		868		654		1,643		2,271		1,799

Total assets	~~W~~	177,536	~~W~~	178,508	~~W~~	192,978	~~W~~	217,683	~~W~~	258,327	US$	204,697

Liabilities and Stockholders’ Equity
Deposits:
Interest bearing	~~W~~	123,203	~~W~~	121,787	~~W~~	125,195	~~W~~	134,760	~~W~~	155,263	US$	123,030
Non-interest bearing		3,017		3,912		4,345		3,678		3,438		2,724
Call money		652		1,253		168		794		3,444		2,729
Trading liabilities		2,297		1,078		1,223		1,812		8,191		6,491
Acceptances outstanding		743		627		620		1,106		2,063		1,634
Other borrowed funds		9,514		6,118		10,627		7,776		10,527		8,341
Accrued interest payable		3,495		3,307		3,698		4,196		4,961		3,932
Secured borrowings		6,121		8,118		7,463		6,315		5,880		4,659
Long-term debt		17,899		16,751		21,675		36,307		45,148		35,775
Other liabilities		2,900		4,151		3,174		3,953		3,817		3,025

Total liabilities		169,841		167,102		178,188		200,697		242,732		192,340

Minority interests		13		14		18		20		—		—
Common stock		1,682		1,682		1,682		1,682		1,782		1,412
Additional paid-in capital		5,400		5,416		5,404		5,405		6,253		4,955
Other		600		4,294		7,686		9,879		7,560		5,990

Stockholders’ equity		7,682		11,392		14,772		16,966		15,595		12,357

Total liabilities, minority interests and stockholders’ equity	~~W~~	177,536	~~W~~	178,508	~~W~~	192,978	~~W~~	217,683	~~W~~	258,327	US$	204,697

(1)	Won amounts are expressed in U.S. dollars at the rate of ~~W~~1,262.0 to US$1.00, the noon buying rate in effect on December 31, 2008 as quoted by the Federal Reserve Bank of New York in the United States.

(2)	Consists of available-for-sale securities, held-to-maturity securities, venture capital securities and other securities.

Profitability ratios and other data

	Year Ended December 31,
	2004	2005	2006	2007	2008
	(Percentages)

Net income as a percentage of:
Average total assets(1)	0.56%	1.50%	1.61%	1.80%	0.54%
Average stockholders’ equity(1)	13.36	25.51	22.52	22.66	7.79
Dividend payout ratio(2)	16.33	6.81	39.73	21.95	—
Net interest spread(3)	3.62	3.29	3.15	2.84	2.48
Net interest margin(4)	3.84	3.53	3.43	3.17	2.83
Efficiency ratio(5)	43.00	49.33	50.56	50.75	56.48
Cost-to-average assets ratio(6)	2.19	2.38	2.36	2.46	2.18
Won loans (gross) as a percentage of Won deposits	108.00	106.34	112.16	119.48	120.50
Total loans (gross) as a percentage of total deposits	109.43	109.80	116.88	124.38	125.79

(1)	Average balances are based on daily balances for our primary banking operations and monthly or quarterly balances for our other operations.

(2)	Represents the ratio of total dividends declared on common stock as a percentage of net income.

(3)	Represents the difference between the yield on average interest earning assets and cost of average interest bearing liabilities.

(4)	Represents the ratio of net interest income to average interest earning assets.

(5)	Represents the ratio of non-interest expense to the sum of net interest income and non-interest income.

(6)	Represents the ratio of non-interest expense to average total assets.

Capital ratios under Korean GAAP

	Year Ended December 31,
	2004	2005	2006	2007	2008
	(Percentages)

Consolidated capital adequacy ratio of KB Financial Group(1)	—	—	—	—	11.73%
Capital adequacy ratios of Kookmin Bank
Tier I capital adequacy ratio(2)	6.67%	9.67%	10.07%	9.74%	9.92%
Tier II capital adequacy ratio(2)	4.34	3.28	4.10	2.88	3.26
Average stockholders’ equity as a percentage of average total assets	5.10	6.31	7.37	7.63	6.06

(1)	Under applicable guidelines of the Financial Services Commission, we, as a bank holding company, are required to maintain a minimum consolidated capital adequacy ratio of 8%. This computation is based on our consolidated financial statements prepared in accordance with Korean GAAP. See “Item 5B. Liquidity and Capital Resources — Financial Condition — Capital Adequacy.”

(2)	Kookmin Bank’s capital adequacy ratios are computed in accordance with the guidelines issued by the Financial Services Commission. The computation is based on its consolidated financial statements prepared in accordance with Korean GAAP. See “Item 5B. Liquidity and Capital Resources — Financial Condition — Capital Adequacy.”

Credit portfolio ratios and other data

	As of December 31,
	2004		2005		2006		2007		2008
	(In billions of Won, except percentages)

Total loans	~~W~~	138,124	~~W~~	138,012	~~W~~	151,403	~~W~~	172,189	~~W~~	199,637
Total non-performing loans(1)		3,175		3,149		2,143		1,339		1,068
Other impaired loans not included in non-performing loans		2,034		1,615		1,195		887		2,636
Total of non-performing loans and other impaired loans		5,209		4,764		3,338		2,226		3,704
Total allowance for loan losses		4,461		3,212		2,468		1,864		3,043
Non-performing loans as a percentage of total loans		2.30%		2.28%		1.42%		0.78%		0.53%
Non-performing loans as a percentage of total assets		1.79		1.76		1.11		0.62		0.41
Total of non-performing loans and other impaired loans as a percentage of total loans		3.77		3.45		2.21		1.29		1.86
Allowance for loan losses as a percentage of total loans		3.23		2.33		1.63		1.08		1.52

(1)	Non-performing loans are defined as those loans, including corporate, retail and other loans, which are past due more than 90 days.

Selected Statistical Information

Average Balance Sheets and Related Interest

The following table shows our average balances and interest rates for the past three years:

	Year Ended December 31,
	2006					2007					2008
			Interest					Interest					Interest
	Average		Income		Average	Average		Income		Average	Average		Income		Average
	Balance(1)		(2)(3)(4)		Yield	Balance(1)		(2)(3)(4)		Yield	Balance(1)		(2)(3)(4)(5)		Yield
	(In billions of Won, except percentages)

Assets
Cash and interest-earning deposits in other banks	~~W~~	860	~~W~~	28	3.26%	~~W~~	487	~~W~~	19	3.90%	~~W~~	441	~~W~~	14	3.17%
Call loans and securities purchased under resale agreements		1,415		60	4.24		1,201		60	5.00		2,007		88	4.38
Trading securities		3,318		159	4.79		5,070		247	4.87		5,184		282	5.44
Investment securities(6)		27,605		1,217	4.41		24,695		1,171	4.74		28,458		1,488	5.23
Loans:
Commercial and industrial		44,631		2,694	6.04		55,759		3,484	6.25		70,442		4,808	6.83
Construction loans		5,194		349	6.72		6,959		471	6.77		9,491		681	7.18
Other commercial		1,514		86	5.68		1,623		98	6.04		2,415		156	6.46
Mortgage and home equity		60,373		3,724	6.17		64,419		4,182	6.49		68,154		4,659	6.84
Other consumer		22,046		1,811	8.21		21,834		1,802	8.25		25,716		2,166	8.42
Credit cards(4)		8,547		1,221	14.29		9,451		1,200	12.70		10,640		1,274	11.97
Foreign commercial and industrial		1,152		56	4.86		1,112		58	5.22		2,154		121	5.62

Loans (total)		143,457		9,941	6.93		161,157		11,295	7.01		189,012		13,865	7.34

Total average interest earning assets		176,655		11,405	6.46		192,610		12,792	6.64		225,102		15,737	6.99

Cash and due from banks		5,102		—	—		5,964		—	—		6,481		—	—
Foreign exchange spot contracts and derivatives		5,798		—	—		4,869		—	—		5,569		—	—
Premises and equipment		1,504		—	—		1,649		—	—		1,094		—	—
Due from customers on acceptances		594		—	—		757		—	—		2,215		—	—
Loan loss allowance		(2,396)		—	—		(1,570)		—	—		(1,863)		—	—
Other non-interest earning assets		4,261		—	—		4,192		—	—		5,689		—	—

Total average non-interest earning assets		14,863		—	—		15,861		—	—		19,185		—	—

Total average assets	~~W~~	191,518	~~W~~	11,405	5.96	~~W~~	208,471	~~W~~	12,792	6.14	~~W~~	244,287	~~W~~	15,737	6.44%

	Year Ended December 31,
	2006					2007					2008
	Average		Interest		Average	Average		Interest		Average	Average		Interest		Average
	Balance(1)		Expense		Cost	Balance(1)		Expense		Cost	Balance(1)		Expense		Cost
	(In billions of Won, except percentages)

Liabilities
Deposits:
Demand deposits	~~W~~	625	~~W~~	11	1.76%	~~W~~	605	~~W~~	13	2.15%	~~W~~	622	~~W~~	14	2.25%
Certificates of deposit		8,386		379	4.52		14,628		759	5.19		25,392		1,533	6.04
Other time deposits		62,015		2,433	3.92		63,082		2,778	4.40		77,495		4,152	5.36
Savings deposits		41,652		296	0.71		42,001		351	0.84		41,761		444	1.06
Mutual installment deposits		8,511		289	3.40		6,900		231	3.35		4,985		171	3.43

Deposits (total)		121,189		3,408	2.81		127,216		4,132	3.25		150,255		6,314	4.20
Call money		2,825		119	4.21		2,069		101	4.88		3,059		121	3.96
Borrowings from the Bank of Korea		653		15	2.30		539		16	2.97		570		17	2.98
Other short-term borrowings		7,574		339	4.48		9,335		462	4.95		8,634		400	4.63
Secured borrowings		8,622		389	4.51		7,688		379	4.93		6,411		342	5.33
Long-term debt		20,285		1,072	5.28		29,099		1,597	5.49		38,406		2,166	5.64

Total average interest bearing liabilities		161,148		5,342	3.31		175,946		6,687	3.80		207,335		9,360	4.51

Demand deposits		3,173		—	—		3,126		—	—		3,076		—	—
Foreign exchange spot contracts and derivatives		5,739		—	—		4,870		—	—		6,510		—	—
Acceptances to customers		593		—	—		813		—	—		2,285		—	—
Other non-interest bearing liabilities		7,139		—	—		7,142		—	—		8,066		—	—

Total average non-interest bearing liabilities		16,644		—	—		15,951		—	—		19,937		—	—

Total average liabilities		177,792		5,342	3.00		191,897		6,687	3.48		227,272		9,360	4.12

Stockholders’ equity		13,726		—	—		16,574		—	—		17,015		—	—

Total liabilities and stockholders’ equity	~~W~~	191,518	~~W~~	5,342	2.79	~~W~~	208,471	~~W~~	6,687	3.21	~~W~~	244,287	~~W~~	9,360	3.83%

(1)	Average balances are based on daily balances for our primary banking operations and monthly or quarterly balances for our other operations.

(2)	Interest income figures include dividends on securities and cash interest received on non-accruing loans. See “Item 4B. Business Overview — Assets and Liabilities — Loan Portfolio — Non-Accrual Loans and Past Due Accruing Loans.”

(3)	We do not invest in any tax-exempt securities.

(4)	Interest income from credit cards includes principally cash advance fees of ~~W~~708 billion, ~~W~~597 billion and ~~W~~560 billion and interest on credit card loans of ~~W~~274 billion, ~~W~~370 billion and ~~W~~458 billion for the years ended December 31, 2006, 2007 and 2008, respectively, but does not include interchange fees.

(5)	Excludes an interest payment of ~~W~~92 billion we received from the Bank of Korea in 2008 on our deposit of required reserves. This interest income was excluded as it was a one-time event in response to the global financial crisis in 2008 and the Bank of Korea generally does not pay interest on its required reserves. See “Item 5A. Operating Results — Trends in the Korean Economy.”

(6)	Information related to investment securities classified as available-for-sale has been computed using amortized cost, and therefore does not give effect to changes in fair value that are reflected as a component of stockholders’ equity.

The following table presents our net interest spread, net interest margin, and asset liability ratio for the past three years:

	Year Ended December 31,
	2006	2007	2008
	(Percentages)

Net interest spread(1)	3.15%	2.84%	2.48%
Net interest margin(2)	3.43	3.17	2.83
Average asset liability ratio(3)	109.62	109.47	108.57

(1)	The difference between the average rate of interest earned on interest earning assets and the average rate of interest paid on interest bearing liabilities.

(2)	The ratio of net interest income to average interest earning assets.

(3)	The ratio of average interest earning assets to average interest bearing liabilities.

Analysis of Changes in Net Interest Income — Volume and Rate Analysis

The following table provides an analysis of changes in interest income, interest expense and net interest income based on changes in volume and changes in rate for 2007 compared to 2006 and 2008 compared to 2007. Information is provided with respect to: (1) effects attributable to changes in volume (changes in volume multiplied by prior rate) and (2) effects attributable to changes in rate (changes in rate multiplied by prior volume). Changes attributable to the combined impact of changes in rate and volume have been allocated proportionately to the changes due to volume changes and changes due to rate changes.

	2007 vs. 2006						2008 vs. 2007
	Increase/(Decrease)						Increase/(Decrease)
	Due to Change in						Due to Change in
	Volume		Rate		Total		Volume		Rate		Total(1)
	(In billions of Won)

Interest earning assets
Cash and interest earning deposits in other banks	~~W~~	(14)	~~W~~	5	~~W~~	(9)	~~W~~	(2)	~~W~~	(3)	~~W~~	(5)
Call loans and securities purchased under resale agreements		(10)		10		0		36		(8)		28
Trading securities		85		3		88		6		29		35
Investment securities		(134)		88		(46)		189		128		317
Loans:
Commercial and industrial		692		98		790		980		344		1,324
Construction loans		119		3		122		180		30		210
Other commercial		6		6		12		51		7		58
Mortgage and home equity		257		201		458		249		228		477
Other consumer		(17)		8		(9)		326		38		364
Credit cards		122		(143)		(21)		145		(71)		74
Foreign commercial and industrial		(2)		4		2		58		5		63

Total interest income		1,104		283		1,387		2,218		727		2,945

(1)	Excludes an interest payment of ~~W~~92 billion we received from the Bank of Korea in 2008 on our deposit of required reserves. This interest income was excluded as it was a one-time event in response to the global financial crisis in 2008 and the Bank of Korea generally does not pay interest on its required reserves.

	2007 vs. 2006						2008 vs. 2007
	Increase/(Decrease)						Increase/(Decrease)
	Due to Change in						Due to Change in
	Volume		Rate		Total		Volume		Rate		Total
	(In billions of Won)

Interest bearing liabilities
Deposits:
Demand deposits		0		2		2		0		1		1
Certificates of deposit		317		63		380		633		141		774
Other time deposits		42		303		345		705		669		1,374
Savings deposits		3		52		55		(2)		95		93
Mutual installment deposits		(54)		(4)		(58)		(66)		6		(60)
Call money		(35)		17		(18)		42		(22)		20
Borrowings from the Bank of Korea		(3)		4		1		1		0		1
Other short-term borrowings		85		38		123		(33)		(29)		(62)
Secured borrowings		(44)		34		(10)		(66)		29		(37)
Long-term debt		482		43		525		524		45		569

Total interest expense		793		552		1,345		1,738		935		2,673

Total net interest income	~~W~~	311	~~W~~	(269)	~~W~~	42	~~W~~	480	~~W~~	(208)	~~W~~	272

Exchange Rates

The tables below set forth, for the periods and dates indicated, information concerning the noon buying rate for Won, expressed in Won per one U.S. dollar. The “noon buying rate” is the rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York. Unless otherwise stated, translations of Won amounts into U.S. dollars in this annual report were made at the noon buying rate in effect on December 31, 2008, which was ~~W~~1,262.0 to US$1.00. We do not intend to imply that the Won or U.S. dollar amounts referred to herein could have been or could be converted into U.S. dollars or Won, as the case may be, at any particular rate, or at all. On June 5, 2009, the noon buying rate was ~~W~~1,247.5 = US$1.00.

	Won per U.S. Dollar (Noon Buying Rate)
	Low		High		Average(1)		Period-End

2004	~~W~~	1,035.1	~~W~~	1,195.1	~~W~~	1,139.3	~~W~~	1,035.1
2005		997.0		1,059.8		1,023.8		1,010.0
2006		913.7		1,002.9		954.3		930.0
2007		903.2		950.2		929.0		935.8
2008		935.2		1,507.9		1,098.7		1,262.0
December		1,257.4		1,479.0		1,361.6		1,262.0
2009 (through June 5)		1,232.1		1,247.5		1,238.6		1,247.5
January		1,380.0		1,391.5		1,354.4		1,292.3
February		1,532.8		1,532.8		1,439.6		1,368.7
March		1,372.3		1,570.1		1,449.6		1,334.8
April		1,277.0		1,378.3		1,332.1		1,277.0
May		1,232.9		1,277.0		1,254.3		1,249.0
June (through June 5)		1,232.1		1,247.5		1,238.6		1,247.5

Source: Federal Reserve Bank of New York.

(1)	The average of the daily noon buying rates of the Federal Reserve Bank in effect during the relevant period (or portion thereof).

Item 3B.	Capitalization and Indebtedness

Not Applicable

Item 3C.	Reasons for the Offer and Use of Proceeds

Not Applicable

Item 3D.	Risk Factors

Risks relating to our retail credit portfolio

Future changes in market conditions as well as other factors may lead to increases in delinquency levels of our retail loan portfolio.

In recent years, consumer debt has increased rapidly in Korea. Our portfolio of retail loans, in particular, mortgage and home equity loans, has grown from ~~W~~82,257 billion as of December 31, 2005 to ~~W~~97,516 billion as of December 31, 2008. As of December 31, 2008, our retail loans represented 48.8% of our total lending. Within our retail loan portfolio, the outstanding balance of other consumer loans, which unlike mortgage or home equity loans is often unsecured and therefore tends to carry a higher credit risk, has increased from ~~W~~23,114 billion as of December 31, 2005 to ~~W~~27,592 billion as of December 31, 2008; as a percentage of total outstanding retail loans, such balance has also increased slightly from 28.1% as of December 31, 2005 to 28.3% as of December 31, 2008. The growth of our retail lending business, which generally offers higher margins than other lending activities, contributed significantly to our interest income and profitability in recent years. Although the size of our retail portfolio decreased in 2005 due to increased delinquencies in 2004, heightened competition and government regulation in the retail loan lending segment, in 2006, 2007 and 2008, our retail portfolio increased primarily as a result of increases in mortgage and home equity loans.

The growth of our retail loan portfolio in recent years, together with adverse economic conditions in Korea and globally, may lead to increases in delinquency levels and a deterioration in asset quality. While our non-performing retail loans (defined as those that are over 90 days past due) decreased from ~~W~~1,371 billion as of December 31, 2005 to ~~W~~301 billion as of December 31, 2008 due to the relative stabilization of delinquency levels during such period, our non-performing retail loans may increase in 2009. Higher delinquencies in our retail loan portfolio will require us to increase our loan loss provisions and charge-offs, which in turn will adversely affect our financial condition and results of operations.

Our large exposure to consumer debt means that we are exposed to changes in economic conditions affecting Korean consumers. Accordingly, a rise in unemployment, an increase in interest rates, continuing deterioration of the real estate market or continued difficulties in the Korean economy may have an adverse effect on Korean consumers, which could result in reduced growth and further deterioration in the credit quality of our retail loan portfolio. See “Risks relating to Korea — Unfavorable financial and economic developments in Korea may have an adverse effect on us.” In order to minimize our risk as a result of such exposure, we are continuing to strengthen our risk management processes, including further improving the retail lending process, upgrading our retail credit rating system, as well as strengthening the overall management of our portfolio. Despite our efforts, however, there is no assurance that we will be able to prevent significant credit quality deterioration in our retail loan portfolio.

In light of continuing adverse conditions in the Korean economy affecting consumers, in March 2009, the Financial Services Commission requested Korean banks, including us, to establish a “pre-workout program,” including a credit counseling and recovery service, for retail borrowers with short-term outstanding debt. The pre-workout program is expected to be in operation from April 13, 2009 to April 12, 2010. Under the pre-workout program, maturity extensions and/or interest reductions are provided for retail borrowers with total loans of less than ~~W~~500 million who are in arrears on their payments for more than 30 days but less than 90 days. Our participation in such pre-workout program and other government-led initiatives to provide financial support to retail borrowers may lead us to extend credit to such borrowers that we would not otherwise extend, or offer terms for such credit that we would not otherwise offer, in the absence of such initiatives, which may have an adverse effect on our results of operations and financial condition.

Our credit card operations may generate losses in the future, which could hurt our financial condition and results of operations.

In September 2003, we merged Kookmin Credit Card, our credit card subsidiary, into us in response to its liquidity problems stemming from the deteriorating asset quality of its credit card portfolio. While our strengthened risk management efforts following the merger resulted in a decrease in our delinquency ratio (which represents the ratio of amounts that are overdue by one day or more to total outstanding balances) with respect to our credit card portfolio from 8.42% as of December 31, 2004 to 3.60% as of December 31, 2007, our delinquency ratio with respect to our credit card portfolio increased to 3.90% as of December 31, 2008 and may further increase in 2009 as a result of, among other things, adverse economic conditions in Korea and the inability of Korean consumers to manage increased household debt.

In addition, in line with industry practice, we have restructured a portion of delinquent credit card account balances (defined as balances overdue for one day or more) as loans and also replaced a portion of our delinquent credit card account balances with cash advances that are rolled over from month to month. We have discontinued the practice of providing substituted cash advances from January 2004. As of December 31, 2008, these restructured loans outstanding amounted to ~~W~~35 billion. Because these loans are not treated as being delinquent at the time of conversion or for a period of time thereafter, our delinquency ratios may not fully reflect all delinquent amounts relating to our outstanding loans. Including all restructured loans, outstanding balances overdue by one day or more accounted for 4.1% of our credit card receivables (including credit card loans) as of December 31, 2008.

Despite our efforts to sustain and improve our credit card asset quality and performance, we may experience increased delinquencies or deterioration of the asset quality of our credit card portfolio, which would require us to increase our loan loss provisions and charge-offs and adversely affect our overall financial condition and results of operations.

Risks relating to our small- and medium-sized enterprise loan portfolio

We have significant exposure to small- and medium-sized enterprises, and any financial difficulties experienced by these customers may result in a deterioration of our asset quality and have an adverse impact on us.

One of our core businesses is lending to small- and medium-sized enterprises (as defined under “Item 4B. Business Overview — Corporate Banking — Small- and Medium-sized Enterprise Banking”). We estimate, based on our internal classifications made for Korean GAAP purposes, that our loans to small- and medium-sized enterprises increased from ~~W~~36,344 billion as of December 31, 2005 to ~~W~~65,394 billion as of December 31, 2008. During that period, we estimate that non-performing loans to small- and medium-sized enterprises decreased from ~~W~~1,724 billion to ~~W~~708 billion and the non-performing loan ratio for such loans decreased from 4.7% as of December 31, 2005 to 1.1% as of December 31, 2008. According to data compiled by the Financial Supervisory Service, the delinquency ratio for Won-currency loans by Korean commercial banks to small- and medium-sized enterprises was 1.8% as of December 31, 2008. Until December 31, 2006, the delinquency ratio for loans to small- and medium-sized enterprises was calculated as the ratio of (1) the outstanding balance of such loans in respect of which either principal payments are overdue by one day or more or interest payments are overdue by 14 days or more (unless prior interest payments on a loan were made late on more than three occasions, in which case the loan is considered delinquent if interest payments are overdue by one day or more) to (2) the aggregate outstanding balance of such loans. From January 1, 2007, the delinquency ratio for loans to small- and medium-sized enterprise is calculated as the ratio of (1) the outstanding balance of such loans in respect of which either principal or interest payments are overdue by one month or more to (2) the aggregate outstanding balance of such loans. Our delinquency ratio for such Won currency loans on a Korean GAAP basis decreased from 2.1% as of December 31, 2005, calculated using the old method of calculation, to 0.6% as of December 31, 2007, calculated using the new method of calculation, but increased to 0.8% as of December 31, 2008 and may further increase in 2009. In recent years, we have taken measures which sought to stem rising delinquencies in our loans to small- and medium-sized enterprises, including through strengthening the review of loan applications and closer monitoring of the post-loan performance of small- and medium-sized enterprise borrowers in industry sectors that are relatively more sensitive to downturns in the economy and have shown higher delinquency ratios, such as construction, hotels, restaurants and real estate. Despite such efforts, however, there is no assurance that delinquency levels for our loans to small- and medium-sized enterprises will not rise in the future. In particular, financial difficulties experienced by small- and medium-sized enterprises as a result of, among other things, continuing adverse economic conditions in Korea and globally, have led and may continue to lead to a deterioration in the asset quality of our loans to this segment. Any such deterioration would result in increased charge-offs and higher provisioning and reduced interest and fee income from this segment, which could have a material adverse impact on our financial condition and results of operations.

In addition, many small- and medium-sized enterprises have close business relationships with the largest Korean commercial conglomerates, known as “chaebols,” primarily as suppliers. Any difficulties encountered by those chaebols would likely hurt the liquidity and financial condition of related small- and medium-sized enterprises, including those to which we have exposure, also resulting in an impairment of their ability to repay loans.

A substantial part of our small- and medium-sized enterprise lending comprises loans to “small office/home office” customers, or SOHOs. SOHOs, which we currently define to include sole proprietorships and individual business interests, are usually dependent on a limited number of suppliers or customers. SOHOs tend to be affected to a greater extent than larger corporate borrowers by fluctuations in the Korean economy. In addition, SOHOs often maintain less sophisticated financial records than other corporate borrowers. Although we continue to make efforts to improve our internally developed credit rating systems to rate potential borrowers, particularly with respect to SOHOs, and intend to manage our exposure to these borrowers closely in order to prevent any deterioration in the asset quality of our loans to this segment, we may not be able to do so as intended.

In light of the deteriorating financial condition and liquidity position of small- and medium-sized enterprises in Korea as a result of the global financial crisis commencing in the second half of 2008, the Korean government has introduced policies and initiatives intended to encourage Korean banks to provide financial support to small- and medium-sized enterprises. For example, in November 2008, we entered into a memorandum of understanding with the Financial Supervisory Service under which we are required to improve the liquidity position of small- and medium-sized enterprises and exporters by providing them with adequate financing and to endeavor to alleviate burdens on low-income debtors by extending maturity dates or by delaying interest payments on loans owed to us. In addition, in October 2008, the Financial Supervisory Service requested Korean banks, including us, to establish a “fast track” program to provide liquidity assistance to small-and medium-sized enterprises on an expedited basis. Under the fast track program we established, which is effective through June 30, 2009, we provide liquidity assistance to small- and medium-sized enterprise borrowers applying for such assistance, in the form of new short-term loans or maturity extensions or interest rate adjustments with respect to existing loans, after expedited credit review and approval by us. Our participation in these and other government-led initiatives to provide financial support to small- and medium-sized enterprises may lead us to extend credit to small- and medium-sized enterprise borrowers that we would not otherwise extend, or offer terms for such credit that we would not otherwise offer, in the absence of such initiatives. Furthermore, there is no guarantee that the financial condition and liquidity position of our small- and medium-sized enterprise borrowers benefiting from such initiatives will improve sufficiently for them to service their debt on a timely basis, or at all. Accordingly, increases in our exposure to small- and medium-sized enterprise borrowers resulting from such government-led initiatives may have a material adverse effect on our financial condition and results of operations.

We have exposure to Korean construction and shipbuilding companies, and financial difficulties of these companies may have an adverse impact on us.

As of December 31, 2008, we had loans outstanding to construction companies and shipbuilding companies (many of which are small-and medium-sized enterprises) in the amount of ~~W~~10,052 billion and ~~W~~1,047 billion, or 5.0% and 0.5% of our total loans, respectively. We also have other exposures to Korean construction and shipbuilding companies, including in the form of guarantees extended for the benefit of such companies and debt and equity securities of such companies held by us. In the case of construction companies, such exposures include guarantees provided to us by general contractors with respect to financing extended by us for residential and commercial real estate development projects. In the case of shipbuilding companies, such exposures include refund guarantees extended by us on behalf of shipbuilding companies to cover their obligation to return a portion of the ship order contract amount to customers in the event of performance delays or defaults under shipbuilding contracts.

The construction industry in Korea is experiencing a downturn, due to excessive investment in recent years in residential property development projects, stagnation of real property prices and reduced demand for residential property, especially in areas outside of Seoul, including as a result of deteriorating conditions in the Korean economy. In October 2008, the Korean government implemented a ~~W~~9 trillion support package for the benefit of the Korean construction industry, including a program to buy unsold housing units and land from construction companies. The shipbuilding industry in Korea is also experiencing a severe downturn due to a significant decrease in ship orders in recent months, primarily due to adverse conditions in the global economy and the resulting slowdown in global trade. In response to the deteriorating financial condition and liquidity position of borrowers in the construction, shipbuilding and other industries disproportionately impacted by adverse economic developments in Korea and globally, the Korean government in December 2008 announced a program to promote expedited restructuring of such borrowers by their Korean creditor financial institutions, under the supervision of major commercial banks. In accordance with such program, 29 construction companies and seven shipbuilding companies became subject to workout in February and March 2009, following review by their creditor financial institutions (including us) and the Korean government. Other borrowers may become subject to workout under the program in the future, based on ongoing review by their creditor financial institutions and the Korean government. However, there is no assurance that these measures will be successful in stabilizing the Korean construction and shipbuilding industries.

The allowances that we have established against our credit exposures to Korean construction and shipbuilding companies may not be sufficient to cover all future losses arising from these and other exposures. If the credit quality of our exposures to Korean construction and shipbuilding companies declines further, we may be required to take substantial additional provisions (including in connection with restructurings of such companies), which could adversely impact our results of operations and financial condition. Furthermore, although a portion of our credit exposures to construction and shipbuilding companies are secured by collateral, such collateral may not be sufficient to cover uncollectible amounts in respect of such credit exposures. See “— Other risks relating to our business — A decline in the value of the collateral securing our loans and our inability to realize full collateral value may adversely affect our credit portfolio.”

Risks relating to our financial holding company structure and strategy

We have a limited operating history as a financial holding company, and we may not succeed in implementing our strategy to take advantage of, or fail to realize the anticipated benefits of, our financial holding company structure.

We were established as a new financial holding company in September 2008 pursuant to a “comprehensive stock transfer” under Korean law, following the completion of which Kookmin Bank, KB Investment & Securities Co., Ltd., KB Asset Management Co., Ltd., KB Real Estate Trust Co., Ltd., KB Investment Co., Ltd., KB Futures Co., Ltd., KB Credit Information Co., Ltd., and KB Data Systems Co., Ltd. became our wholly-owned subsidiaries. See “Item 4A. History and Development of the Company — The Establishment of KB Financial Group.”

One of our principal strategies is to take advantage of our financial holding company structure to become a comprehensive financial services provider capable of offering a full range of products and services to our large existing base of retail and corporate banking customers. The continued implementation of these plans may require additional investments of capital, infrastructure, human resources and management attention. This strategy entails certain risks, including the possibility that we may face significant competition from other financial holding companies and more specialized financial institutions in particular segments. If our strategy does not succeed, we may incur losses on our investments and our results of operations and financial condition may suffer.

Furthermore, our success under a financial holding company structure depends on our ability to realize the anticipated synergies, growth opportunities and cost savings from coordinating the businesses of our various subsidiaries. Although we are integrating certain aspects of our subsidiaries’ operations into our financial holding company structure, our subsidiaries will generally continue to operate as independent entities with separate management and staff. As a result, our ability to direct our subsidiaries’ day-to-day operations may be limited. In addition, the integration of our subsidiaries’ separate businesses and operations, as well as those of any companies we may acquire in the future, into the financial holding company structure could require a significant amount of time, financial resources and management attention. Moreover, that process could disrupt our operations (including our risk management operations) or information technology systems, reduce employee morale, produce unintended inconsistencies in our standards, controls, procedures or policies, and affect our relationships with customers and our ability to retain key personnel. The realization of the anticipated benefits of our financial holding company structure may be blocked, delayed or reduced as a result of many factors, some of which may be outside our control. These factors include:

•	difficulties in integrating the diverse activities and operations of our subsidiaries or any companies we may acquire, including risk management operations and information technology systems, personnel, policies and procedures;

•	difficulties in reorganizing or reducing overlapping personnel, branches, networks and administrative functions;

•	restrictions under the Financial Holding Company Act and other regulations on transactions between a financial holding company and, or among, its subsidiaries;

•	unforeseen contingent risks, including lack of required capital resources, increased tax liabilities or restrictions in our overseas operations, relating to our financial holding company structure;

•	unexpected business disruptions;

•	failure to attract, develop and retain personnel with necessary expertise;

•	loss of customers; and

•	labor unrest.

Accordingly, we may not be able to realize the anticipated benefits of our financial holding company structure, and our business, results of operations and financial condition may suffer as a result.

We depend on limited forms of funding to fund our operations at the holding company level.

We are a financial holding company with no significant assets other than the shares of our subsidiaries. Our primary sources of funding and liquidity are dividends from our subsidiaries, direct borrowings and issuances of equity or debt securities at the holding company level. In addition, as a financial holding company, we are required to meet certain minimum financial ratios under Korean law, including with respect to liquidity, leverage and capital adequacy. Our ability to meet our obligations to our direct creditors and employees and our other liquidity needs and regulatory requirements at the holding company level depends on timely and adequate distributions from our subsidiaries and our ability to sell our securities or obtain credit from our lenders.

The ability of our subsidiaries to pay dividends to us depends on their financial condition and operating results. In the future, our subsidiaries may enter into agreements, such as credit agreements with lenders or indentures relating to high-yield or subordinated debt instruments, that impose restrictions on their ability to make distributions to us, and the terms of future obligations and the operation of Korean law could prevent our subsidiaries from making sufficient distributions to us to allow us to make payments on our outstanding obligations. See “— As a financial holding company, we depend on receiving dividends from our subsidiaries to pay dividends on our common stock.” Any delay in receipt of or shortfall in payments to us from our subsidiaries could result in our inability to meet our liquidity needs and regulatory requirements, including minimum liquidity, double leverage and capital adequacy ratios, and may disrupt our operations at the holding company level.

In addition, creditors of our subsidiaries will generally have claims that are prior to any claims of our creditors with respect to their assets. Furthermore, our inability to sell our securities or obtain funds from our lenders on favorable terms, or at all, could also result in our inability to meet our liquidity needs and regulatory requirements and may disrupt our operations at the holding company level.

As a financial holding company, we depend on receiving dividends from our subsidiaries to pay dividends on our common stock.

Since our principal assets at the holding company level are the shares of our subsidiaries, our ability to pay dividends on our common stock largely depends on dividend payments from those subsidiaries. Those dividend payments are subject to the Korean Commercial Code, the Bank Act and regulatory limitations, generally based on capital levels and retained earnings, imposed by the various regulatory agencies with authority over those entities. For example:

•	under the Korean Commercial Code, dividends may only be paid out of distributable income, an amount which is calculated by subtracting the aggregate amount of a company’s paid-in capital and certain mandatory legal reserves from its net assets, in each case as of the end of the prior fiscal period;

•	under the Bank Act, a bank also must credit at least 10% of its net profit to a legal reserve each time it pays dividends on distributable income until that reserve equals the amount of its total paid-in capital; and

•	under the Bank Act and the requirements of the Financial Services Commission, if a bank fails to meet its required capital adequacy ratio or otherwise becomes subject to management improvement measures imposed by the Financial Services Commission, then the Financial Services Commission may restrict the declaration and payment of dividends by that bank.

Our subsidiaries may not continue to meet the applicable legal and regulatory requirements for the payment of dividends in the future. If they fail to do so, they may stop paying or reduce the amount of the dividends they pay to us, which would have an adverse effect on our ability to pay dividends on our common stock.

Although increasing our fee income is an important part of our strategy, we may not be able to do so.

We have historically relied on interest income as our primary revenue source. While we have developed new sources of fee income as part of our business strategy, our ability to increase our fee income and thereby reduce our dependence on interest income will be affected by the extent to which our customers generally accept the concept of fee-based services. Historically, customers in Korea have generally been reluctant to pay fees in return for value-added financial services, and their continued reluctance to do so will adversely affect the implementation of this aspect of our strategy.

In March 2007, we reduced or waived many of the fees we charge on our banking services, in response to customer demand. Specifically, we reduced or waived our fees on fund transfers through our Internet, mobile and telephone banking services, as well as on transfers and after-hour withdrawals through ATMs. We also reduced our wire transfer fees and eliminated the fees we charge on issuance of bankers’ checks and certain tax-related statements. These measures may continue to limit the growth in our banking-related fee income.

We may suffer customer attrition or our net interest margin may decrease as a result of our competition strategy.

We have been pursuing, and intend to continue to pursue, a strategy of maintaining or enhancing our margins where possible and avoid, to the extent possible, entering into price competition. In order to execute this strategy, we will need to maintain relatively low interest rates on our deposit products while charging relatively higher rates on loans. If other banks and financial institutions adopt a strategy of expanding market share through interest rate competition, we may suffer customer attrition due to rate sensitivity. In addition, we may in the future decide to compete to a greater extent based on interest rates, which could lead to a decrease in our net interest margins. Any future decline in our customer base or our net interest margins as a result of our future competition strategy could have an adverse effect on our results of operations and financial condition.

Risks relating to competition

Competition in the Korean financial industry is intense, and we may lose market share and experience declining margins as a result.

Competition in the Korean financial industry has been and is likely to remain intense. Some of the financial institutions that we compete with have longer operating histories as financial holding companies, greater financial resources or more specialized capabilities than us and our subsidiaries. In the retail and small- and medium-sized enterprise lending business, which has been our traditional core business, competition has increased significantly and is expected to increase further. Most Korean banks have been focusing on retail customers and small- and medium-sized enterprises in recent years, although they have begun to increase their exposure to large corporate borrowers, and they have engaged in aggressive marketing campaigns and made significant investments in the retail and small- and medium-sized enterprise segments. In addition, the profitability of our retail and credit card operations may decline as a result of growing market saturation in the retail lending and credit card segments, increased interest rate competition, pressure to lower the fee rates applicable to our credit cards (particularly merchant fee rates) and higher marketing expenses. Intense and increasing competition has made and continues to make it more difficult for us to secure retail, credit card and small- and medium-sized customers with the credit quality and on credit terms necessary to achieve our business objectives in a commercially acceptable manner.

In addition, we believe that regulatory reforms, including the Financial Investment Services and Capital Markets Act enacted in 2007, which became effective in February 2009, and the general modernization of business practices in Korea will lead to increased competition among financial institutions in Korea. We also believe that foreign financial institutions, many of which have greater experience and resources than we do, will seek to compete with us in providing financial products and services either by themselves or in partnership with existing Korean financial institutions. Furthermore, a number of significant mergers and acquisitions in the industry have taken place in Korea over the last few years, including the acquisition of Koram Bank by an affiliate of Citibank in 2004, Standard Chartered Bank’s acquisition of Korea First Bank in 2005 and Chohung Bank’s merger with Shinhan Bank in April 2006. We expect that consolidation in the financial industry will continue. Some of the financial services providers resulting from this consolidation may, by virtue of their increased size and business scope, provide significantly greater competition for us. Increased competition and continuing consolidation may lead to decreased margins, resulting in a material adverse impact on our future profitability. Accordingly our results of operations and financial condition may suffer as a result of increasing competition in the Korean financial industry.

Risks relating to our large corporate loan portfolio

We have exposure to chaebols, and, as a result, recent and any future financial difficulties of chaebols may have an adverse impact on us.

Of our 20 largest corporate exposures (including loans, debt and equity securities, guarantees and acceptances and other exposures) as of December 31, 2008, seven were to companies that were members of the 43 largest chaebols in Korea. As of that date, the total amount of our exposures to the 43 largest chaebols was ~~W~~21,905 billion, or 8.7% of our total exposures. If the credit quality of our exposures to chaebols declines, we could require substantial additional loan loss provisions, which would hurt our results of operations and financial condition. See “Item 4B. Business Overview — Assets and Liabilities — Loan Portfolio — Exposure to Chaebols.”

We cannot assure you that the allowances we have established against these exposures will be sufficient to cover all future losses arising from these exposures. In addition, with respect to those companies that are in or in the future enter into workout or liquidation proceedings, we may not be able to make any recoveries against such companies. We may, therefore, experience future losses with respect to those loans.

We have exposure to companies that are currently or may in the future be put in restructuring, and we may suffer losses as a result of additional loan loss provisions required and/or the adoption of restructuring plans with which we do not agree.

As of December 31, 2008, our loans and guarantees to companies that were in workout or court-supervised restructuring amounted to ~~W~~297 billion or 0.1% of our total loans and guarantees, of which ~~W~~167 billion or 56.2% was classified as substandard or below and all of which was classified as impaired. As of the same date, our allowances for losses on these loans and guarantees amounted to ~~W~~151 billion, or 50.8% of these loans and guarantees. These allowances may not be sufficient to cover all future losses arising from our exposure to these companies. Furthermore, we have other exposure to such companies, in the form of debt and equity securities of such companies held by us (including equity securities we acquired as a result of debt-to-equity conversions). Our exposures as of December 31, 2008 with respect to such securities of companies in workout or court-supervised restructuring amounted to ~~W~~2 billion, or less than 0.1% of our total exposures, but may increase in the future. In addition, in the case of borrowers that are or become subject to workout, we may be forced to restructure our credits pursuant to restructuring plans approved by other creditor financial institutions holding two-thirds or more of the total outstanding debt (as well as 75% or more of the total outstanding secured debt) of the borrower, or to dispose of our credits to other creditors on unfavorable terms.

A large portion of our credit exposure is concentrated in a relatively small number of large corporate borrowers, which increases the risk of our corporate credit portfolio.

As of December 31, 2008, our loans and guarantees to our 20 largest borrowers totaled ~~W~~8,142 billion and accounted for 3.7% of our total loans and guarantees. As of that date, our single largest corporate credit exposure was to Hyundai Heavy Industries, to which we had outstanding credit exposures (all of which was in the form of guarantees and acceptances) of ~~W~~1,950 billion, representing 0.9% of our total loans and guarantees. Any further deterioration in the financial condition of our large corporate borrowers may require us to take substantial additional provisions and may have a material adverse impact on our results of operations and financial condition.

Other risks relating to our business

Difficult conditions in the global financial markets could adversely affect our results of operations and financial condition.

During the second and third quarter of 2007, credit markets in the United States started to experience difficult conditions and volatility that in turn have affected worldwide financial markets. In particular, in late July and early August 2007, market uncertainty in the U.S. sub-prime mortgage sector increased dramatically and further expanded to other markets such as those for leveraged finance, collateralized debt obligations and other structured products. In September and October 2008, liquidity and credit concerns and volatility in the global financial markets increased significantly with the bankruptcy or acquisition of, and government assistance to, several major U.S. and European financial institutions, including the bankruptcy filing of Lehman Brothers Holdings Inc. (“Lehman Brothers”), the acquisition of Merrill Lynch & Co., Inc. by the Bank of America Corp., the acquisition of Wachovia Corporation by Wells Fargo & Co., U.S. federal government conservatorship of the Federal Home Loan Mortgage Corporation, the Federal National Mortgage Association and Washington Mutual, Inc. and the U.S. federal government’s loans to American International Group Inc. (“AIG”) in exchange for an equity interest. We did not have material exposures to Lehman Brothers, Washington Mutual Inc. or AIG as of December 31, 2008. These developments have resulted in reduced liquidity, greater volatility, widening of credit spreads and a lack of price transparency in the United States and global financial markets. In response to such developments, legislators and financial regulators in the United States and other jurisdictions, including Korea, have implemented a number of policy measures designed to add stability to the financial markets, including the provision of direct and indirect assistance to distressed financial institutions. In particular, the Korean government has implemented or announced, among other things, the following measures:

•	In October 2008, the Korean government implemented a guarantee program to guarantee foreign currency-denominated debt incurred by Korean banks and their overseas branches between October 20, 2008 and

June 30, 2009, which was subsequently extended to December 31, 2009, up to an aggregate amount of US$100 billion, for a period of five years from the date such debt was incurred.

•	In October 2008, the Bank of Korea established a temporary reciprocal currency swap arrangement with the Federal Reserve Board of the United States for up to US$30 billion, originally effective until April 30, 2009 and subsequently extended to October 30, 2009. The Bank of Korea has been providing U.S. dollar liquidity, through competitive auction facilities, to financial institutions established in Korea, including us, using funds from the swap line. Between October 23, 2008 and April 30, 2009, we received an aggregate of US$1.9 billion from the swap line.

•	In November 2008, the Korean government announced that it would seek to provide economic stimulus by expanding government expenditure and reducing tax, as well as loosening restrictions on real estate development and transactions.

•	In December 2008, the Korean government established a ~~W~~10 trillion bond market stabilization fund to purchase financial and corporate bonds and debentures in order to provide liquidity to companies and financial institutions. We contributed ~~W~~1 trillion to the fund.

•	In December 2008, the Bank of Korea agreed with the People’s Bank of China to establish a bilateral currency swap arrangement for up to ~~W~~38 trillion, effective for three years, and agreed with the Bank of Japan to increase the maximum amount of their bilateral swap arrangement from US$3 billion to US$20 billion, originally effective until April 30, 2009, and subsequently extended to October 30, 2009.

•	In December 2008, the Korean government announced that it would purchase non-performing loans held by savings banks, through the Korea Asset Management Corporation.

•	In December 2008, the Bank of Korea decided to make a one-time interest payment of ~~W~~500 billion in the aggregate to Korean banks with respect to their required reserve deposits with the Bank of Korea, which typically does not pay interest, in order to provide increased liquidity to such banks. We received ~~W~~92 billion of such interest from the Bank of Korea.

•	In March 2009, the Korean government established a ~~W~~20 trillion bank recapitalization fund to provide additional capital to Korean banks by purchasing their preferred shares, Tier I securities and/or subordinated debt. Of the ~~W~~20 trillion to be made available by the fund, ~~W~~12 trillion will initially be made available to 14 Korean banks. In February 2009, as one of the 14 Korean banks, Kookmin Bank, our banking subsidiary, applied and was approved by the Korean government to receive up to ~~W~~2 trillion from the bank recapitalization fund. On March 31, 2009, we received ~~W~~1 trillion of capital from the fund, in the form of purchases by the fund of Kookmin Bank’s hybrid Tier I securities.

•	In March 2009, the Korean government announced its plans to provide support to financial institutions and companies in the project finance industry by purchasing, through the Korea Asset Management Corporation, up to ~~W~~4.7 trillion of project finance loans designated by the Financial Supervisory Service as “endangered.”

•	From the fourth quarter of 2008 to the first quarter of 2009, the Bank of Korea decreased the policy rate by a total of 3.25% in order to address financial market instability and to help combat the slowdown of the domestic economy.

However, the overall impact of these and other legislative and regulatory efforts on the Korean financial markets remains uncertain, and they may not have the intended stabilizing effects.

More generally, we are also exposed to adverse changes and volatility in global and Korean financial markets as a result of our liabilities and assets denominated in foreign currencies and our holdings of trading and investment securities, including structured products such as collateralized debt obligations. As liquidity and credit concerns and volatility in the global financial markets increased significantly in the second half of 2008 and into 2009, the value of the Won relative to the U.S. dollar has depreciated at an accelerated rate. See “Exchange Rates.” Such depreciation of the Won has increased our cost in Won of servicing our foreign currency-denominated debt, while continued exchange rate volatility may also result in foreign exchange losses for us. Furthermore, as a result of adverse global and Korean economic conditions, there has been a significant overall decline and continuing volatility in securities prices, including the stock prices of Korean and foreign companies in which we hold an interest, which have resulted in and may lead to further trading and valuation losses on our trading and investment securities portfolio as well as impairment losses on our investments accounted for under the equity method, including our minority equity stake in JSC Bank CenterCredit, a Kazakhstan bank, which we acquired in 2008. See “Item 4B. Business Overview — Capital Markets Activities and International Banking — International Banking.”

In addition, recent increases in credit spreads, as well as limitations on the availability of credit resulting from heightened concerns about the stability of the markets generally and the strength of counterparties specifically that have led many lenders and institutional investors to reduce or cease funding to borrowers, have adversely affected our ability to borrow, particularly with respect to foreign currency funding, which may negatively impact our liquidity and performance. In the event that the current difficult conditions in the global credit markets continue, we may be forced to fund our operations at a higher cost or we may be unable to raise as much funding as we need to support our lending and other activities. This could cause us to curtail our business activities and could increase our cost of funding, both of which may reduce our profitability.

Our business may be materially and adversely affected by legal claims and regulatory actions against us.

We are subject to the risk of legal claims and regulatory actions in the ordinary course of our business, which may expose us to substantial monetary damages and legal costs, injunctive relief, criminal and civil penalties and regulatory restrictions on our operations, as well as significant reputational harm. Recently, due to the difficult conditions and volatility in the worldwide financial markets, particularly the significant depreciation of the Won against the U.S. dollar and declines in securities prices, certain of our customers have brought lawsuits against Kookmin Bank, our banking subsidiary, in connection with its sales of foreign currency derivatives products known as “KIKO” (which stands for “knock-in knock-out”) and certain investment fund products. See “Item 8A. Consolidated Statements and Other Financial Information — Legal Proceedings.” The outcome of these and other legal claims and regulatory actions, which we cannot predict with any degree of certainty, may materially and adversely impact our business if such claims and actions are determined against us.

Our risk management system may not be effective in mitigating risk and loss.

We seek to monitor and manage our risk exposure through a group-wide risk management platform, encompassing a multi-layered risk management governance structure, reporting and monitoring systems, early warning systems, a centralized credit risk management system for our banking operations and other risk management infrastructure, using a variety of risk management strategies and techniques. See “Item 11. Quantitative and Qualitative Disclosures about Market Risk.” However, such risk management strategies and techniques employed by us and the judgments that accompany their application cannot anticipate the economic and financial outcome in all market environments, and many of our risk management strategies and techniques have a basis in historic market behavior that may limit the effectiveness of such strategies and techniques in times of significant market stress or other unforeseen circumstances. Furthermore, our risk management strategies may not be effective in a difficult or less liquid market environment, as other market participants may be attempting to use the same or similar strategies as us to deal with such market conditions. In such circumstances, it may be difficult for us to reduce our risk positions due to the activity of such other market participants.

We are generally subject to Korean corporate governance and disclosure standards, which may differ from those in other countries.

Companies in Korea, including us, are subject to corporate governance standards applicable to Korean public companies which may differ in some respects from standards applicable in other countries, including the United States. As a reporting company registered with the U.S. Securities and Exchange Commission and listed on the New York Stock Exchange, we are subject to certain corporate governance standards as mandated by the Sarbanes-Oxley Act of 2002. However, foreign private issuers, including us, are exempt from certain corporate governance requirements under the Sarbanes-Oxley Act or under the rules of the New York Stock Exchange. There may also be less publicly available information about Korean companies, such as us, than is regularly made available by public or non-public companies in other countries. Such differences in corporate governance standards and less public information could result in corporate governance practices or disclosures that are perceived as less than satisfactory by investors in certain countries.

A decline in the value of the collateral securing our loans and our inability to realize full collateral value may adversely affect our credit portfolio.

A substantial portion of our loans is secured by real estate, the values of which have fluctuated significantly in recent years. Although it is our general policy to lend up to 40% to 60% of the appraised value of collateral (except in areas of high speculation designated by the government where we generally limit our lending to between 40% to 50% of the appraised value of collateral) and to periodically re-appraise our collateral, the downturn in the real estate market in Korea in recent months has resulted in declines in the value of the collateral securing our mortgage and home equity loans. If collateral values decline further in the future, they may not be sufficient to cover uncollectible amounts in respect of our secured loans. Any further declines in the value of the real estate or other collateral securing our loans, or our inability to obtain additional collateral in the event of such declines, could result in a deterioration in our asset quality and may require us to take additional loan loss provisions.

In Korea, foreclosure on collateral generally requires a written petition to a court. An application, when made, may be subject to delays and administrative requirements that may result in a decrease in the value realized with respect to such collateral. We cannot guarantee that we will be able to realize the full value on our collateral as a result of, among other factors, delays in foreclosure proceedings and defects in the perfection of our security interest in collateral. Our failure to recover the expected value of collateral could expose us to losses.

Kookmin Bank, our banking subsidiary, has in the past breached covenants in some of its financing documents.

A number of the loan agreements of Kookmin Bank, our banking subsidiary, contain covenants that limit its ability to pledge its assets to secure indebtedness, to dispose, sell or transfer assets or to enter into arrangements having a similar effect. We recently become aware that as a result of its financing activities undertaken in the ordinary course of its business, Kookmin Bank had breached a number of these covenants. These financing activities are as follows:

•	Kookmin Bank borrows funds made available to it by the Bank of Korea (most recently in connection with the Korean government’s initiative to encourage Korean banks to provide financial support to small- and medium-size enterprises) on a secured basis. See “— Risks relating to our small- and medium-sized enterprise loan portfolio — We have significant exposure to small- and medium-sized enterprises, and any financial difficulties experienced by these customers may result in a deterioration of our asset quality and have an adverse impact on us.”

•	Kookmin Bank obtains financing through sale and repurchase arrangements involving the transfer of assets.

•	Kookmin Bank enters into swap transactions under which from time to time it may post or transfer title to collateral.

•	Kookmin Bank securitizes its assets from time to time for funding purposes.

The assets pledged or transferred through the above financing activities comprise mainly Korean government bonds and other types of securities and mortgage loans. In each case, these financing activities were in breach of one or more of the covenants set forth in, and triggered defaults under, the relevant loan agreements. These defaults resulted in consequential breaches of representations and covenants, defaults, cross-defaults and termination events in other financing documents (including loan agreements other than the aforementioned loan agreements), swap transactions, Kookmin Bank’s bond programs and securitizations.

During March and April 2009, Kookmin Bank sought and obtained waivers of the foregoing covenant breaches and default provisions from the lenders and agents under certain of the relevant loan agreements. Kookmin Bank also sought and entered into amendments to certain of the relevant loan agreements to ensure that it has the ability to enter into ordinary course financing activities, of the type described above, in the future. With respect to the relevant loan agreements for which Kookmin Bank did not obtain such amendments and waivers, Kookmin Bank has repaid the related borrowings.

In addition, a number of Kookmin Bank’s loan agreements contain representations, covenants or events of default that were breached or triggered as a result of the comprehensive stock transfer pursuant to which we were established in 2008, including as a result of the delisting of Kookmin Bank’s common shares from the Stock Market Division of the Korea Exchange, the delisting of the Kookmin Bank American depositary shares from the New York Stock Exchange and the adoption of a financial holding company structure pursuant to which Kookmin Bank’s former subsidiaries became our subsidiaries. During April 2009, Kookmin Bank sought and obtained certain waivers and amendments from relevant parties affected by technical defaults stemming from the comprehensive stock transfer.

However, we cannot assure you that Kookmin Bank’s counterparties or creditors under its other financing documents and instruments, including derivatives and swap transactions, sale and repurchase arrangements, bond issuances under Kookmin Bank’s bond programs and securitizations, will not seek to assert their contractual or other remedies for breach of representations, cross-default, cross-acceleration, termination events or failure to comply with the covenants or other terms under such other financing documents and instruments as a consequence of the defaults under the above-described loan agreements, which in turn may trigger other cross-default or cross-acceleration provisions. Any such developments may have an adverse effect on our liquidity and financial condition.

The secondary market for corporate bonds in Korea is not fully developed, and, as a result, we may not be able to realize the full “marked-to-market” value of debt securities we hold at the time of any sale of such securities.

As of December 31, 2008, we held debt securities issued by Korean companies and financial institutions (other than those issued by government-owned or -controlled enterprises or financial institutions, which include the Korea Electric Power Corporation, the Bank of Korea, the Korea Development Bank and the Industrial Bank of Korea) with a total book value of ~~W~~8,034 billion in our trading and investment securities portfolio. The market value of these securities could decline significantly due to various factors, including future increases in interest rates or a deterioration in the financial and economic condition of any particular issuer or of Korea in general. Any of these factors individually or a combination of these factors would require us to write down the fair value of these debt securities, resulting in impairment losses. Because the secondary market for corporate bonds in Korea is not fully developed, the market value of many of these securities as reflected on our balance sheet is determined by references to suggested prices posted by Korean rating agencies or the Korea Securities Dealers Association. These valuations, however, may differ significantly from the actual value that we could realize in the event we elect to sell these securities. As a result, we may not be able to realize the full “marked-to-market” value at the time of any such sale of these securities and thus may incur losses.

We have been assessed additional income taxes in respect of prior years as a result of a tax audit by the National Tax Service of Korea, and our appeal with respect to a portion of such assessment may not be successful.

During the first half of 2007, the National Tax Service of Korea completed a tax audit in respect of us for the fiscal years 2002, 2003, 2004 and 2005, as a result of which we were assessed ~~W~~190 billion (including residence tax) for tax deficiencies. In addition, during the second half of 2007, the National Tax Service of Korea assessed additional income taxes for prior years amounting to ~~W~~292 billion (including residence tax) for tax deficiencies. We paid the entire amount of such additional assessments in 2007. We have filed an appeal with the National Tax Tribunal with respect to tax assessments made in 2007 amounting to ~~W~~482 billion (including residence tax) and recorded ~~W~~481 billion of such income taxes paid as “Other Assets” in our consolidated financial statements as of December 31, 2007 (upon adoption of FIN No. 48, “Accounting for Uncertainty in Income Taxes”), which remained so recorded as of December 31, 2008. See “Item 5A. Operating Results — Critical Accounting Policies — Valuation Allowance for Deferred Tax Assets and Uncertain Tax Positions.” However, there is no guarantee that such appeal will be successful or that we will not be assessed additional income taxes in respect of prior years as a result of further tax audits by the National Tax Service of Korea.

We may be required to make transfers from our general banking operations to cover shortfalls in our guaranteed trust accounts, which could have an adverse effect on our results of operations.

We manage a number of money trust accounts through Kookmin Bank, our banking subsidiary. Under Korean law, trust account assets of a bank are required to be segregated from the assets of that bank’s general banking operations. Those assets are not available to satisfy the claims of a bank’s depositors or other creditors of its general banking operations. For some of the trust accounts we manage, we have guaranteed the principal amount of the investor’s investment. Since January 2004, banks have been prohibited from providing new trust accounts that guarantee the principal amount of investments, other than certain retirement trust and annuity trust products. However, we will continue to provide guarantees with respect to existing accounts, which contain the aforementioned guarantee provisions.

If, at any time, the income from our guaranteed trust accounts is not sufficient to pay any guaranteed amount, we will have to cover the shortfall first from the special reserves maintained in these trust accounts, then from our fees from such trust accounts and finally from funds transferred from our general banking operations. As of December 31, 2008, we had ~~W~~69 billion as special reserves in trust account assets for which we provided guarantees of principal. There was no transfer from general banking operations to cover deficiencies in guaranteed trust accounts in 2006, 2007 and 2008. However, we may be required to make transfers from our general banking operations to cover shortfalls, if any, in our guaranteed trust accounts in the future. Such transfers may adversely impact our results of operations.

Our Internet banking services are subject to security concerns relating to the commercial use of the Internet.

We provide Internet banking services to our retail and corporate customers, which require sensitive customer information, including passwords and account information, to be transferred over a secure connection on the Internet. However, connections on the Internet, although secure, are not free from security breaches. We may experience security breaches or unexpected disruptions in connection with our Internet banking service in the future, which may result in liability to our customers and third parties and have an adverse effect on our business or reputation.

We may experience disruptions, delays and other difficulties from our information technology systems.

We rely on our information technology systems for our daily operations including customer service, transactions, billing and record keeping. We may experience disruptions, delays or other difficulties from our information technology systems, which may have an adverse effect on our business and adversely impact our customers’ confidence in us.

We do not prepare interim financial information on a U.S. GAAP basis.

Neither we nor our subsidiaries are required to, and we and our subsidiaries do not, prepare interim financial information on a U.S. GAAP basis. U.S. GAAP differs in significant respects from Korean GAAP, particularly with respect to the establishment of provisions and loan loss allowance. See “Item 5B. Liquidity and Capital Resources — Selected Financial Information under Korean GAAP” and “— Reconciliation with Korean GAAP.” As a result, our provision and allowance levels reflected under Korean GAAP in our results as of the end of and for 2004, 2005, 2006, 2007 and 2008 may differ significantly from comparable figures under U.S. GAAP for these and future periods.

In addition, in March 2007, the Financial Services Commission and the Korea Accounting Institute announced a road map for the adoption of the Korean equivalent of International Financial Reporting Standards, or IFRS, pursuant to which all listed companies in Korea will be required to prepare their annual financial statements under IFRS beginning in 2011. Because the Korean equivalent of IFRS to be adopted has not been finalized and there is not yet a significant body of established practice on which to draw in forming judgments regarding its implementation and application, it is not possible to estimate with any degree of certainty the impact that such adoption will have on our financial reporting. Accordingly, there can be no assurance that the adoption of IFRS in Korea beginning in 2011 will not adversely affect our reported results of operations or financial condition.

Risks relating to liquidity and capital management

A considerable increase in interest rates could decrease the value of our debt securities portfolio and raise our funding costs while reducing loan demand and the repayment ability of our borrowers, which, as a result, could adversely affect us.

Commencing in the second half of 2008, interest rates in Korea have declined to historically low levels as the government has sought to stimulate the economy through active rate-lowering measures. The vast majority of debt securities we hold pay interest at a fixed rate. However, a considerable increase in interest rates in the future could lead to a decline in the value of the debt securities in our portfolio. A sustained increase in interest rates will also raise our funding costs, while reducing loan demand, especially among consumers. A considerable rise in interest rates may therefore require us to rebalance our assets and liabilities in order to minimize the risk of potential mismatches and maintain our profitability.

In addition, rising interest rate levels may adversely affect the Korean economy and the financial condition of our corporate and retail borrowers, including holders of our credit cards, which in turn may lead to a deterioration in our credit portfolio. Since most of our retail and corporate loans bear interest at rates that adjust periodically based on prevailing market rates, a sustained increase in interest rate levels will increase the interest costs of our retail and corporate borrowers and could adversely affect their ability to make payments on their outstanding loans.

Our funding is highly dependent on short-term deposits, which dependence may adversely affect our operations.

We meet a significant amount of our funding requirements through short-term funding sources, which consist primarily of customer deposits. As of December 31, 2008, approximately 94.6% of our deposits had maturities of one year or less or were payable on demand. In the past, a substantial proportion of our customer deposits have been rolled over upon maturity. We cannot guarantee, however, that depositors will continue to roll over their deposits in the future. In the event that a substantial number of our short-term deposit customers withdraw their funds or fail to roll over their deposits as higher-yielding investment opportunities emerge, our liquidity position could be adversely affected. We may also be required to seek more expensive sources of short-term and long-term funding to finance our operations. See “Item 5B. Liquidity and Capital Resources — Financial Condition — Liquidity.”

We may be required to raise additional capital to maintain our capital adequacy ratios, which we may not be able to do on favorable terms or at all.

Under the capital adequacy requirements of the Financial Services Commission, we, as a bank holding company, are required to maintain a minimum consolidated capital adequacy ratio, which is the ratio of equity capital as a percentage of risk-weighted assets on a consolidated Korean GAAP basis, of 8.0%. In addition, pursuant to the capital adequacy requirements of the Financial Services Commission, Kookmin Bank, our banking subsidiary, is required to maintain a minimum Tier I capital adequacy ratio of 4.0% and a combined Tier I and Tier II capital adequacy ratio of 8.0%, on a consolidated Korean GAAP basis. Tier II capital is included in calculating the combined Tier I and Tier II capital adequacy ratio up to 100% of Tier I capital. As of December 31, 2008, our consolidated capital adequacy ratio was 11.73%, and Kookmin Bank’s Tier I capital adequacy and its combined Tier I and Tier II capital adequacy ratio was 9.92% and 13.18%, respectively, all of which exceeded the minimum levels required by the Financial Services Commission. However, our capital base and capital adequacy ratios may deteriorate in the future if our results of operations or financial condition deteriorates for any reason, including as a result of a deterioration in the asset quality of our retail loans (including credit card balances) and loans to small- and medium-sized enterprises, or if we are not able to deploy our funding into suitably low-risk assets.

If our capital adequacy ratios deteriorate, we may be required to obtain additional capital in order to remain in compliance with the applicable capital adequacy requirements. We may not be able to obtain additional capital on favorable terms, or at all. Our ability to obtain additional capital at any time may be constrained to the extent that banks or other financial institutions in Korea or from other Asian countries are seeking to raise capital at the same time. To the extent that we fail to maintain our capital adequacy ratios in the future, Korean regulatory authorities may impose penalties on us ranging from a warning to suspension or revocation of our banking license. For a description of the capital adequacy requirements of the Financial Services Commission, see “Item 4B. Business Overview — Supervision and Regulation — Principal Regulations Applicable to Financial Holding Companies — Capital Adequacy” and “Item 5B. Liquidity and Capital Resources — Financial Condition — Capital Adequacy.”

We may face increased capital requirements under the new Basel Capital Accord.

Beginning on January 1, 2008, the Financial Supervisory Service implemented the new Basel Capital Accord, referred to as Basel II, in Korea, which has substantially affected the way risk is measured among Korean financial institutions, including Kookmin Bank. Building upon the initial Basel Capital Accord of 1988, which focused primarily on credit risk and market risk and on capital adequacy and asset soundness as measures of risk, Basel II expands this approach to contemplate additional areas of risk such as operational risk.

In addition, under Basel II, banks are permitted to follow either a standardized approach or an internal ratings-based approach with respect to calculating credit risk capital requirements. Kookmin Bank has voluntarily chosen to establish and follow an internal ratings-based approach, which is more risk-sensitive in assessing its credit risk capital requirements. In December 2007, the Financial Supervisory Service approved Kookmin Bank’s internal ratings-based approach for credit risk, and Kookmin Bank became the first Korean bank permitted to use such internal ratings-based approach. For regulatory reporting purposes, Kookmin Bank has implemented its internal ratings-based approach for credit risk with respect to retail and small and medium-sized enterprise loans and asset-backed securities from January 2008, large corporate loans from June 2008 and retail SOHO loans from December 2008. Kookmin Bank plans to further implement its internal ratings-based approach to other classes of credit risk exposure on a phased rollout basis between 2009 and 2010 based on consultations with the Financial Supervisory Service and to implement its “Advanced Internal Ratings-based Approach” for credit risk for regulatory reporting purposes in the near future. A standardized approach will be used in measuring credit risk for those classes of exposure for which Kookmin Bank’s internal ratings-based approach has not yet been implemented, as well as for certain classes of exposure (including those to the government, public institutions and other banks) for which the internal ratings-based approach will not be applied. With respect to operational risk, Kookmin Bank implemented a standardized approach beginning in January 2008 and further implemented an “Advanced Measurement Approach” for regulatory reporting purposes beginning in January 2009.

While the implementation of Kookmin Bank’s internal ratings-based approach in 2008 has increased its capital adequacy ratio and led to a decrease in its credit risk-related capital requirements as compared to those under its previous approach under the initial Basel Capital Accord of 1988, there can be no assurance that such internal ratings-based approach under Basel II will not require an increase in Kookmin Bank’s credit risk capital requirements in the future, which may require Kookmin Bank to either improve its asset quality or raise additional capital.

See “Item 5A. Operating Results — Overview — New Basel Capital Accord” and “Item 5B. Liquidity and Capital Resources — Financial Condition — Capital Adequacy.”

Risks relating to government regulation and policy

New loan loss provisioning guidelines implemented by the Financial Services Commission may require us to increase our provisioning levels under Korean GAAP, which could adversely affect us.

In recent years, the Financial Services Commission (formerly the Financial Supervisory Commission) has implemented changes to the loan loss provisioning requirements applicable to Korean banks under Korean GAAP, which have resulted in increases to our provisions and have adversely impacted our reported results of operations and financial condition under Korean GAAP. Until 2004, the requirement to establish allowances for possible losses in respect of confirmed acceptances and guarantees applied only to those classified as substandard or below.

Commencing in the second half of 2005, the requirement was extended to cover confirmed acceptances and guarantees classified as normal or precautionary, as well as unconfirmed acceptances and guarantees and bills endorsed. Similarly, until 2004, the requirement to establish other allowances in respect of unused credit lines applied only to the unused credit limit for cash advances on active credit card accounts, defined as those with a transaction recorded during the past year. Commencing in the second half of 2005, the requirement was extended to cover the unused credit limit for credit card purchases on active accounts, as well as the unused credit limit on consumer and corporate loans. These changes resulted in a significant increase in our allowance for acceptances and guarantees and other allowances under Korean GAAP, and a corresponding decrease in our income before income tax under Korean GAAP, in 2005.

Furthermore, in the second half of 2006, the Financial Services Commission increased the minimum required provisioning levels applicable to loans, confirmed and unconfirmed acceptances and guarantees, bills endorsed and unused credit lines that are classified as normal and precautionary. The Financial Services Commission also extended the requirement to establish other allowances on unused credit lines to cover inactive credit card accounts. These changes resulted in a significant increase in our allowance for loan losses, allowance for acceptances and guarantees and other allowances under Korean GAAP, and a corresponding decrease in our income before income tax under Korean GAAP, in 2006.

In addition, in the second half of 2007, the Financial Services Commission increased the minimum required provisioning levels applicable to corporate loans and other credits classified as normal. See “Item 4B. Business Overview — Supervision and Regulation — Principal Regulations Applicable to Banks — Capital Adequacy and Allowances.” This change resulted in a significant increase in our allowance for loan losses, allowance for acceptances and guarantees and other allowances for unused lines of credit under Korean GAAP, and a corresponding decrease in our income before income tax under Korean GAAP, in 2007.

Any future required increases in our provisions for loan losses under Korean GAAP could have an adverse effect on our reported results of operations and financial condition under Korean GAAP and our reported capital adequacy ratios, which in turn may adversely affect the market price of our common stock and American depositary shares, or ADSs.

The Korean government may promote lending and financial support by the Korean financial industry to certain types of borrowers as a matter of policy, which financial institutions, including us, may decide to follow.

Through its policies and recommendations, the Korean government has promoted and, as a matter of policy, may continue to attempt to promote lending by the Korean financial industry to particular types of borrowers. For example, the Korean government has in the past provided and may continue to provide policy loans, which encourage lending to particular types of borrowers. It has generally done this by identifying sectors of the economy it wishes to promote and making low-interest funding available to financial institutions that may voluntarily choose to lend to these sectors. The government has in this manner provided policy loans intended to promote mortgage lending to low-income individuals and lending to small- and medium-sized enterprises. All loans or credits we choose to make pursuant to these policy loans would be subject to review in accordance with our credit approval procedures. However, the availability of policy loans may influence us to lend to certain sectors or in a manner in which we otherwise would not in the absence of such loans from the government.

In the past, the Korean government has also announced policies under which financial institutions in Korea may voluntarily choose to provide financial support to particular sectors, including remedial programs for troubled corporate borrowers. For example, in light of the financial market instability in Korea resulting from the liquidity problems faced by credit card companies during the first quarter of 2003, the Korean government announced temporary measures in April 2003 intended to provide liquidity support to credit card companies. In addition, in light of the deteriorating financial condition and liquidity position of small- and medium-sized enterprises in Korea as a result of the global financial crisis commencing in the second half of 2008 and continuing adverse conditions in the Korean economy affecting consumers, the Korean government has introduced measures intended to encourage Korean banks to provide financial support to small- and medium-sized enterprise and retail borrowers. See “— Risks relating to our retail credit portfolio — Future changes in market conditions as well as other factors may lead to increases in delinquency levels of our retail loan portfolio” and “— Risks relating to our small- and medium-sized enterprise loan portfolio — We have significant exposure to small- and medium-sized enterprises, and any financial difficulties experienced by these customers may result in a deterioration of our asset quality and have an adverse impact on us.”

The Korean government may in the future request financial institutions in Korea, including us, to make investments in or provide other forms of financial support to particular sectors of the Korean economy as a matter of policy, which financial institutions, including us, may decide to accept. We may incur costs or losses as a result of providing such financial support.

The Financial Services Commission may impose burdensome measures on us if it deems us or one of our subsidiaries to be financially unsound.

If the Financial Services Commission deems our financial condition or the financial condition of our subsidiaries to be unsound, or if we or our subsidiaries fail to meet applicable regulatory standards, such as minimum capital adequacy and liquidity ratios, the Financial Services Commission may order, among other things:

•	capital increases or reductions;

•	stock cancellations or consolidations;

•	transfers of business;

•	sales of assets;

•	closures of branch offices;

•	mergers with other financial institutions; and

•	suspensions of a part or all of our business operations.

If any of these measures are imposed on us by the Financial Services Commission, they could hurt our business, results of operations and financial condition. In addition, if the Financial Services Commission orders us to partially or completely reduce our capital, you may lose part or all of your investment.

The Financial Investment Services and Capital Markets Act may intensify competition in the Korean financial industry.

In July 2007, the National Assembly of Korea enacted the Financial Investment Services and Capital Markets Act, a new law intended to enhance the integration of the Korean capital markets and financial investment products industry, which became effective in February 2009. As a result, Kookmin Bank and other banks in Korea face greater competition in the Korean financial services market from securities companies and other non-bank financial institutions. For example, securities companies previously were not permitted to accept deposits other than for purposes of securities investment by customers or provide secondary services in connection with securities investments such as settlement and remittance relating to such deposits. However, under the Financial Investment Services and Capital Markets Act, financial investment companies, which replaced securities companies, among others, are able to provide such secondary services. Accordingly, Kookmin Bank and other banks in Korea may experience a loss of customer deposits (which in turn may result in a need to seek alternative funding sources and an increase in its funding costs), as well as a decrease in its settlement and remittance service fee income.

Risks relating to Korea

Escalations in tensions with North Korea could have an adverse effect on us and the market price of our ADSs.

Relations between Korea and North Korea have been tense throughout Korea’s modern history. The level of tension between the two Koreas has fluctuated and may increase abruptly as a result of current and future events. In recent years, there have been heightened security concerns stemming from North Korea’s nuclear weapon and long-range missile programs and increased uncertainty regarding North Korea’s actions and possible responses from the international community. In December 2002, North Korea removed the seals and surveillance equipment from its Yongbyon nuclear power plant and evicted inspectors from the United Nations International Atomic Energy Agency. In January 2003, North Korea renounced its obligations under the Nuclear Non-Proliferation Treaty. Since the renouncement, Korea, the United States, North Korea, China, Japan and Russia have held numerous rounds of six party multi-lateral talks in an effort to resolve issues relating to North Korea’s nuclear weapons program.

In addition to conducting test flights of long-range missiles, North Korea announced in October 2006 that it had successfully conducted a nuclear test, which increased tensions in the region and elicited strong objections worldwide. In response, the United Nations Security Council passed a resolution that prohibits any United Nations member state from conducting transactions with North Korea in connection with any large scale arms and material or technology related to missile development or weapons of mass destruction and from providing luxury goods to North Korea, imposes an asset freeze and travel ban on persons associated with North Korea’s weapons program, and calls upon all United Nations member states to take cooperative action, including through inspection of cargo to or from North Korea. In response, North Korea agreed in February 2007 at the six-party talks to shut down and seal the Yongbyon nuclear facility, including the reprocessing facility, and readmit international inspectors to conduct all necessary monitoring and verifications. In October 2007, Korea and North Korea held a summit meeting to discuss easing tensions and fostering peace on the Korean peninsula. Lee Myung Bak, who became the President of Korea in February 2008, has announced that no further summit meetings will be held until North Korea discontinues its nuclear weapons program. In October 2008, North Korea agreed to a series of denuclearization verification measures, following the removal of North Korea from a list of state sponsors of terrorism maintained by the United States.

In April 2009, North Korea launched a long-range rocket over the Pacific Ocean. Korea, Japan and the United States responded that the launch poses a threat to neighboring nations and that it was in violation of the United Nations Security Council resolution adopted in 2006 against nuclear tests by North Korea, and the United Nations Security Council unanimously passed a resolution that condemned North Korea for the launch and decided to tighten sanctions against North Korea. Subsequently, North Korea announced that it would permanently pull out of the six party talks and restart its nuclear program, and the International Atomic Energy Agency reported that its inspectors had been ordered to remove surveillance devices and other equipment at the Yongbyon nuclear power plant and to leave North Korea. On May 25, 2009, North Korea announced that it had successfully conducted a second nuclear test and test-fired three short-range surface-to-air missiles. In response, the United Nations Security Council unanimously passed a resolution that condemned North Korea for the nuclear test and decided to expand and tighten sanctions against North Korea.

There can be no assurance that the level of tension on the Korean peninsula will not escalate in the future. Any further increase in tensions, which may occur, for example, if North Korea experiences a leadership crisis, high-level contacts break down or military hostilities occur, could have a material adverse effect on our operations and the market value of our common stock and ADSs.

Unfavorable financial and economic developments in Korea may have an adverse effect on us.

We are incorporated in Korea, and substantially all of our operations are located in Korea. As a result, we are subject to political, economic, legal and regulatory risks specific to Korea. The economic indicators in Korea in recent years have shown mixed signs of growth and uncertainty, and future growth of the economy is subject to many factors beyond our control.

Recent difficulties affecting the U.S. and global financial sectors, adverse conditions and volatility in the worldwide credit and financial markets, fluctuations in oil and commodity prices and the general weakness of the U.S. and global economy have increased the uncertainty of global economic prospects in general and has adversely affected, and may continue to adversely affect, the Korean economy. See “Other risks relating to our business — Difficult conditions in the global financial markets could adversely affect our results of operations and financial condition.” As liquidity and credit concerns and volatility in the global financial markets increased significantly in the second half of 2008 and into 2009, the value of the Won relative to the U.S. dollar has depreciated at an accelerated rate. See “Exchange Rates.” Such depreciation of the Won has increased the cost of imported goods and services and the Won revenue needed by Korean companies to service foreign currency-denominated debt.

Furthermore, as a result of adverse global and Korean economic conditions, there has been a significant overall decline and continuing volatility in the stock prices of Korean companies. The Korea Composite Stock Price Index (known as the “KOSPI”) declined by over 16.7% from 1,674.92 on June 30, 2008 to 1,394.71 on June 5, 2009. Further declines in the KOSPI and large amounts of sales of Korean securities by foreign investors and subsequent repatriation of the proceeds of such sales may continue to adversely affect the value of the Won, the foreign currency reserves held by financial institutions in Korea, and the ability of Korean companies to raise capital. Any future deterioration of the Korean or global economy could adversely affect our business, financial condition and results of operations.

Developments that could hurt Korea’s economy in the future include:

•	continuing difficulties in the housing and financial sectors in the United States and elsewhere and the resulting adverse effects on the global financial markets;

•	adverse changes or volatility in foreign currency reserve levels, commodity prices (including oil prices), exchange rates (including fluctuation of the U.S. dollar or Japanese yen exchange rates or revaluation of the Chinese renminbi), interest rates and stock markets;

•	continuing adverse conditions in the economies of countries that are important export markets for Korea, such as the United States, Japan and China, or in emerging market economies in Asia or elsewhere;

•	substantial decreases in the market prices of Korean real estate;

•	increasing delinquencies and credit defaults by retail and small- and medium-sized enterprise borrowers;

•	declines in consumer confidence and a slowdown in consumer spending;

•	the continued emergence of the Chinese economy, to the extent its benefits (such as increased exports to China) are outweighed by its costs (such as competition in export markets or for foreign investment and the relocation of the manufacturing base from Korea to China);

•	social and labor unrest;

•	a decrease in tax revenues and a substantial increase in the Korean government’s expenditures for fiscal stimulus measures, unemployment compensation and other economic and social programs that, together, would lead to an increased government budget deficit;

•	financial problems or lack of progress in the restructuring of chaebols, other large troubled companies, their suppliers or the financial sector;

•	loss of investor confidence arising from corporate accounting irregularities and corporate governance issues at certain chaebols;

•	the economic impact of any pending or future free trade agreements;

•	geo-political uncertainty and risk of further attacks by terrorist groups around the world;

•	the recurrence of severe acute respiratory syndrome, or SARS, or an outbreak of swine or avian flu in Asia and other parts of the world;

•	deterioration in economic or diplomatic relations between Korea and its trading partners or allies, including deterioration resulting from trade disputes or disagreements in foreign policy;

•	political uncertainty or increasing strife among or within political parties in Korea;

•	hostilities involving oil producing countries in the Middle East and any material disruption in the supply of oil or increase in the price of oil; and

•	an increase in the level of tensions or an outbreak of hostilities between North Korea and Korea or the United States.

Labor unrest in Korea may adversely affect our operations.

Continuing economic difficulties in Korea or further increases in corporate reorganizations and bankruptcies could result in layoffs and higher unemployment. Such developments could lead to social unrest and substantially increase government expenditures for unemployment compensation and other costs for social programs. According to statistics from the Korea National Statistical Office, the unemployment rate was 3.7% in 2004 and 2005 and decreased to 3.5% in 2006 and to 3.2% in 2007 and 2008. However, the unemployment rate has reportedly increased in the first quarter of 2009, primarily as a result of adverse economic conditions in Korea. Further increases in unemployment and any resulting labor unrest in the future could adversely affect our operations, as well as the operations of many of our customers and their ability to repay their loans, and could adversely affect the financial condition of Korean companies in general, depressing the price of their securities. These developments would likely have an adverse effect on our financial condition and results of operations.

Risks relating to our common stock and ADSs

Ownership of our common stock is restricted under Korean law.

Under Korean law, a single stockholder, together with its affiliates, is generally prohibited from owning more than 10.0% of the issued and outstanding shares of voting stock of a financial holding company such as us that controls a nationwide bank, with the exception of certain stockholders that are non-financial group companies, whose applicable limit is 4.0%. See “Item 4B. Business Overview — Supervision and Regulation — Principal Regulations Applicable to Financial Holding Companies — Restrictions on Ownership of a Financial Holding Company.” To the extent that the total number of shares of our common stock (including those represented by ADSs) that a holder and its affiliates own together exceeds the applicable limits, that holder will not be entitled to exercise the voting rights for the excess shares, and the Financial Services Commission may order that holder to dispose of the excess shares within a period of up to six months. Failure to comply with such an order would result in an administrative fine of up to 0.03% of the book value of such shares per day until the date of disposal.

A holder of our ADSs may not be able to exercise dissent and appraisal rights unless it has withdrawn the underlying shares of our common stock and become our direct stockholder.

In some limited circumstances, including the transfer of the whole or any significant part of our business and the merger or consolidation of us with another company, dissenting stockholders have the right to require us to purchase their shares under Korean law. However, holders of our ADSs will not be able to exercise such dissent and appraisal rights if the depositary refuses to do so on their behalf. Our deposit agreement does not require the depositary to take any action in respect of exercising dissent and appraisal rights. In such a situation, holders of our ADSs must withdraw the underlying common stock from the ADS facility (and incur charges relating to that withdrawal) and become our direct stockholder prior to the record date of the stockholders’ meeting at which the relevant transaction is to be approved, in order to exercise dissent and appraisal rights.

A holder of our ADSs may be limited in its ability to deposit or withdraw common stock.

Under the terms of our deposit agreement, holders of common stock may deposit such stock with the depositary’s custodian in Korea and obtain ADSs, and holders of ADSs may surrender ADSs to the depositary and receive common stock. However, to the extent that a deposit of common stock exceeds the difference between:

(1) the aggregate number of common shares we have deposited or we have consented to allow to be deposited for the issuance of ADSs (including deposits in connection with offerings of ADSs and stock dividends or other distributions relating to ADSs); and

(2) the number of shares of common stock on deposit with the custodian for the benefit of the depositary at the time of such proposed deposit,

such common stock will not be accepted for deposit unless

(A) our consent with respect to such deposit has been obtained; or

(B) such consent is no longer required under Korean laws and regulations.

Under the terms of the deposit agreement, no consent is required if the shares of common stock are obtained through a dividend, free distribution, rights offering or reclassification of such stock. We have consented, under the terms of the deposit agreement, to any deposit to the extent that, after the deposit, the number of deposited shares does not exceed such number of shares as we determine from time to time (which number shall at no time be less than 100,000,000 shares), unless the deposit would be prohibited by applicable laws or violate our articles of incorporation. We might not consent to the deposit of any additional common stock. As a result, if a holder surrenders ADSs and withdraws common stock, it may not be able to deposit the stock again to obtain ADSs.

A holder of our ADSs will not have preemptive rights in some circumstances.

The Korean Commercial Code of 1962, as amended, and our articles of incorporation require us, with some exceptions, to offer stockholders the right to subscribe for new shares of our common stock in proportion to their existing shareholding ratio whenever new shares are issued. If we offer any rights to subscribe for additional shares of our common stock or any rights of any other nature, the depositary, after consultation with us, may make the rights available to holders of our ADSs or use reasonable efforts to dispose of the rights on behalf of such holders and make the net proceeds available to such holders. The depositary, however, is not required to make available to holders any rights to purchase any additional shares of our common stock unless it deems that doing so is lawful and feasible and:

•	a registration statement filed by us under the U.S. Securities Act of 1933, as amended, is in effect with respect to those shares; or

•	the offering and sale of those shares is exempt from or is not subject to the registration requirements of the Securities Act.

Similarly, holders of our common stock located in the United States may not exercise any such rights they receive absent registration or an exemption from the registration requirements under the Securities Act.

We are under no obligation to file any registration statement with the U.S. Securities and Exchange Commission or to endeavor to cause such a registration statement to be declared effective. Moreover, we may not be able to establish an exemption from registration under the Securities Act. Accordingly, a holder of our ADSs may be unable to participate in our rights offerings and may experience dilution in its holdings. If a registration statement is required for a holder of our ADSs to exercise preemptive rights but is not filed by us or is not declared effective, the holder will not be able to exercise its preemptive rights for additional ADSs and it will suffer dilution of its equity interest in us. If the depositary is unable to sell rights that are not exercised or not distributed or if the sale is not lawful or feasible, it will allow the rights to lapse, in which case the holder will receive no value for these rights.

Dividend payments and the amount a holder of our ADSs may realize upon a sale of its ADSs will be affected by fluctuations in the exchange rate between the U.S. dollar and the Won.

Our common stock is listed on the Stock Market Division of the Korea Exchange and quoted and traded in Won. Cash dividends, if any, in respect of the shares represented by the ADSs will be paid to the depositary in Won and then converted by the depositary into U.S. dollars, subject to certain conditions. Accordingly, fluctuations in the exchange rate between the Won and the U.S. dollar will affect, among other things, the amounts a holder of our ADSs will receive from the depositary in respect of dividends, the U.S. dollar value of the proceeds that it would receive upon sale in Korea of the shares of our common stock obtained upon surrender of ADSs and the secondary market price of ADSs. Such fluctuations will also affect the U.S. dollar value of dividends and sales proceeds received by holders of our common stock.

The market value of an investment in our ADSs may fluctuate due to the volatility of the Korean securities market.

Our common stock is listed on the Stock Market Division of the Korea Exchange, which has a smaller market capitalization and is more volatile than the securities markets in the United States and many European countries. The market value of ADSs may fluctuate in response to the fluctuation of the trading price of shares of our common stock on the Stock Market Division of the Korea Exchange. The Stock Market Division of the Korea Exchange has experienced substantial fluctuations in the prices and volumes of sales of listed securities and the Stock Market Division of the Korea Exchange has prescribed a fixed range in which share prices are permitted to move on a daily basis. The KOSPI declined by over 16.7% from 1,674.92 on June 30, 2008 to 1,394.71 on June 5, 2009. Like other securities markets, including those in developed markets, the Korean securities market has experienced problems including market manipulation, insider trading and settlement failures. The recurrence of these or similar problems could have a material adverse effect on the market price and liquidity of the securities of Korean companies, including our common stock and ADSs, in both the domestic and the international markets.

The Korean government has the potential ability to exert substantial influence over many aspects of the private sector business community, and in the past has exerted that influence from time to time. For example, the Korean government has promoted mergers to reduce what it considers excess capacity in a particular industry and has also encouraged private companies to publicly offer their securities. Similar actions in the future could have the effect of depressing or boosting the Korean securities market, whether or not intended to do so. Accordingly, actions by the government, or the perception that such actions are taking place, may take place or has ceased, may cause sudden movements in the market prices of the securities of Korean companies in the future, which may affect the market price and liquidity of our common stock and ADSs.

If the Korean government deems that emergency circumstances are likely to occur, it may restrict holders of our ADSs and the depositary from converting and remitting dividends and other amounts in U.S. dollars.

If the Korean government deems that certain emergency circumstances, including, but not limited to, severe and sudden changes in domestic or overseas economic circumstances, extreme difficulty in stabilizing the balance of payments or implementing currency exchange rate and other macroeconomic policies, have occurred or are likely to occur, it may impose certain restrictions provided for under the Foreign Exchange Transaction Law, including the suspension of payments or requiring prior approval from governmental authorities for any transaction. See “Item 10D. Exchange Controls — General.”

A holder of our ADSs may not be able to enforce a judgment of a foreign court against us.

We are a corporation with limited liability organized under the laws of Korea. Substantially all of our directors and officers and other persons named in this document reside in Korea, and all or a significant portion of the assets of our directors and officers and other persons named in this document and substantially all of our assets are located in Korea. As a result, it may not be possible for holders of our ADSs to effect service of process within the United States, or to enforce against them or us in the United States judgments obtained in United States courts based on the civil liability provisions of the federal securities laws of the United States. There is doubt as to the enforceability in Korea, either in original actions or in actions for enforcement of judgments of United States courts, of civil liabilities predicated on the United States federal securities laws.

Item 4.	INFORMATION ON THE COMPANY

Item 4A.	History and Development of the Company

Overview

We were established as a new financial holding company on September 29, 2008 pursuant to a “comprehensive stock transfer” under Korean law, whereby holders of the common stock of Kookmin Bank and certain of its subsidiaries transferred all of their shares to us in return for shares of our common stock. We were established pursuant to the Financial Holding Company Act, which was enacted in October 2000 and which, together with associated regulations and a related presidential decree, has enabled banks and other financial institutions, including insurance companies, investment trust companies, credit card companies and securities companies, to be organized and managed under the auspices of a single financial holding company.

Our legal and commercial name is KB Financial Group Inc. Our registered office and principal executive offices are located at 9-1, 2-ga, Namdaemoon-ro, Jung-gu, Seoul, Korea 100-703. Our telephone number is 822-2073-7114. Our agent in the United States, Kookmin Bank, New York Branch, is located at 565 Fifth Avenue, 24th Floor, New York, NY 10017. Its telephone number is (212) 697-6100.

History of the Former Kookmin Bank

The former Kookmin Bank was established by the Korean government in 1963 under its original name of Citizens National Bank under the Citizens National Bank Act of Korea with majority government ownership. Under this Act, we were limited to providing banking services to the general public and to small- and medium-sized enterprises. In September 1994, we completed our initial public offering in Korea and listed our shares on the Stock Market Division of the Korea Exchange.

In January 1995, the Citizens National Bank Act of Korea was repealed and replaced by the Repeal Act of the Citizens National Bank Act. Our status was changed from a specialized bank to a nationwide commercial bank and in February 1995, we changed our name to Kookmin Bank. The Repeal Act allowed us to engage in lending to large businesses.

History of H&CB

H&CB was established by the Korean government in 1967 under the name Korea Housing Finance Corporation. In 1969, Korea Housing Finance Corporation became the Korea Housing Bank pursuant to the Korea Housing Bank Act. H&CB was originally established to provide low and middle income households with long-term, low-interest mortgages in order to help them purchase their own homes, and to promote the increase of housing supply in Korea by providing low-interest housing loans to construction companies. Under the Korea Housing Bank Act, up to 20% of H&CB’s lending (excluding lending pursuant to government programs) could be non-mortgage lending. Until 1997 when the Korea Housing Bank Act was repealed, H&CB was the only entity in Korea allowed to provide mortgage loans with a term of longer than ten years. H&CB also had the exclusive ability to offer housing-related deposit accounts offering preferential rights to subscribe for newly-built apartments.

In July 1999, H&CB entered into an investment agreement with certain affiliates of the ING Groep N.V., a leading global financial services group. Through ING Insurance International B.V. and ING International Financial Holdings, ING Groep N.V. invested ~~W~~332 billion to acquire 9,914,777 new common shares of H&CB representing 9.99999% of H&CB’s outstanding common shares. As of December 31, 2008, ING Groep N.V. beneficially owned 5.06% of our issued common stock. For more details regarding our relationship with ING Groep N.V., see “Item 4B. Business Overview — Other Businesses — Bancassurance,” “Item 7B. Related Party Transactions” and “Item 10C. Material Contracts.”

The Merger of the Former Kookmin Bank and H&CB

In November 2000, the former Kookmin Bank and H&CB entered into discussions regarding a possible merger. On December 22, 2000, the two banks entered into a memorandum of understanding regarding the merger. The proposed merger was publicly announced in Korea on that date. On April 23, 2001, the two banks executed a merger agreement approved by their respective boards of directors. The merger was structured as a merger of the two banks into a new entity in order to ensure that the transaction was properly understood by the security holders and customers of the two banks, as well as their employees, as a merger of equals rather than an absorption by one bank of the other. Under U.S. GAAP, however, the former Kookmin Bank was deemed the accounting acquiror of H&CB in the merger. We accounted for the acquisition using the purchase method of accounting.

On September 29, 2001, the merger proposal was approved by the stockholders of both banks at extraordinary general meetings called for that purpose. The merger became effective on November 1, 2001. This merger resulted in Kookmin Bank becoming the largest commercial bank in Korea. Our ADSs were listed on the New York Stock Exchange on November 1, 2001 and our common shares were listed on the Stock Market Division of the Korea Exchange on November 9, 2001. As of October 31, 2001, H&CB’s total assets were ~~W~~67,399 billion, its total deposits were ~~W~~51,456 billion, its total liabilities were ~~W~~64,537 billion and it had stockholders’ equity of ~~W~~2,849 billion. As required by U.S. GAAP, we recognized H&CB’s total assets and liabilities at their estimated fair values of ~~W~~68,329 billion and ~~W~~64,840 billion, respectively. These amounts reflect the recognition of ~~W~~562 billion of negative goodwill, which was allocated to the fixed assets, core deposit intangible assets and credit card relationship intangible assets assumed.

In December 2003, the Korean government sold all of our common stock it held to us, through an auction process in which we were chosen as the winning bidder. We subsequently sold all of these shares in an over-the-counter transaction in June 2005.

The Merger with Kookmin Credit Card

On May 30, 2003, we entered into a merger agreement with Kookmin Credit Card, previously a 75% owned and consolidated subsidiary. On July 23, 2003, our board approved the merger with Kookmin Credit Card and on September 5, 2003, the merger was approved by the shareholders of Kookmin Credit Card. On September 30, 2003, we merged with Kookmin Credit Card.

The merger was effected by the issuance of 8,120,431 shares of our common stock, and the former minority shareholders of Kookmin Credit Card received 0.442983 shares of our common stock for every one share of Kookmin Credit Card common stock that they owned and cash instead of fractional shares that they would have otherwise been entitled to receive in the merger. Immediately following the merger, former shareholders of Kookmin Credit Card common stock, other than us, owned approximately 2.4% of our issued common stock. The acquisition of minority interest was accounted for under the purchase method of accounting, and we stepped up the assets and liabilities acquired to their fair values at the date of acquisition. The excess of fair value of purchase consideration over the fair value of net assets acquired was recognized as goodwill.

The Establishment of KB Financial Group

We were established on September 29, 2008 pursuant to a “comprehensive stock transfer” under Article 360-15 of the Korean Commercial Code, whereby holders of the common stock of Kookmin Bank and certain of its subsidiaries transferred all of their shares to us, a new financial holding company, and in return received shares of our common stock. In the stock transfer, each holder of one share of Kookmin Bank common stock received one share of our common stock, par value ~~W~~5,000 per share. Holders of Kookmin Bank ADSs and global depositary shares, each of which represented one share of Kookmin Bank common stock, received one of our ADSs for every ADS or global depositary share they owned. In addition, holders of the common stock of KB Investment & Securities Co., Ltd., KB Asset Management Co., Ltd., KB Real Estate Trust Co., Ltd., KB Investment Co., Ltd., KB Futures Co., Ltd., KB Credit Information Co., Ltd., and KB Data Systems Co., Ltd., all of which were Kookmin Bank’s subsidiaries, transferred all of their shares to us and, as consideration for such transferred shares, received shares of our common stock in accordance with the specified stock transfer ratio applicable to each such subsidiary. Following the completion of the stock transfer, Kookmin Bank, KB Investment & Securities Co., Ltd., KB Asset Management Co., Ltd., KB Real Estate Trust Co., Ltd., KB Investment Co., Ltd., KB Futures Co., Ltd., KB Credit Information Co., Ltd., and KB Data Systems Co., Ltd. became our wholly-owned subsidiaries. The stock transfer was accounted for under U.S. GAAP as a transaction between entities under common control and, with respect to the transfer by minority stockholders of Kookmin Bank’s subsidiaries included in the stock transfer, the acquisition by us of such non-controlling interests of such subsidiaries was accounted for using the purchase method. Accordingly, the consolidated financial statements included in this annual report are, as of dates and for periods prior to the date of the stock transfer, for Kookmin Bank and its subsidiaries, and as of dates and for periods from and after the date of the stock transfer, for us and our subsidiaries, including Kookmin Bank. For further information regarding the accounting treatment of the stock transfer, see Note 3 of the notes to our consolidated financial statements.

The following chart illustrates the organizational structure of Kookmin Bank prior to the completion of the stock transfer:

The following chart illustrates our organizational structure after the completion of the stock transfer:

The purpose of the stock transfer and our establishment as a financial holding company was to reorganize the different businesses of Kookmin Bank and its subsidiaries under a holding company structure, the adoption of which we believe will:

•	assist us in creating an integrated system that facilitates the sharing of customer information and the development of integrated products and services by the different businesses within our subsidiaries;

•	assist us in expanding our business scope to include new types of business with higher profit margins;

•	enhance our ability to pursue strategic investments or reorganizations by way of mergers, acquisitions, spin-offs or other means;

•	maximize our management efficiency; and

•	further enhance our capacity to expand our overseas operations.

Following the stock transfer, our common stock was listed on the Stock Market Division of the Korea Exchange on October 10, 2008 and the KB Financial Group ADSs were listed on the New York Stock Exchange on September 29, 2008.

In connection with the stock transfer, Kookmin Bank common stockholders who opposed the stock transfer were entitled to exercise appraisal rights and require Kookmin Bank to repurchase their shares in the event the stock transfer was completed. The purchase price for shares in respect of which appraisal rights were exercised was set at ~~W~~63,293 per share. Kookmin Bank repurchased 38,263,249 shares of its common stock as a result of the exercise of appraisal rights by dissenting stockholders. In addition, prior to the stock transfer, Kookmin Bank executed a share buy back program, pursuant to which it repurchased 16,840,000 shares of its common stock. Accordingly, as a result of the transfer by Kookmin Bank of such treasury shares and the shares it held in its subsidiaries to us, Kookmin Bank received 73,607,601 shares of our common stock in the stock transfer, some of which it subsequently sold. As of December 31, 2008, Kookmin Bank owned 47,407,671 shares of our common stock, representing approximately 13.3% of our total issued common stock.

Item 4B.	Business Overview

Business

We are one of the largest financial holding companies in Korea, in terms of consolidated total assets, and our operations include Kookmin Bank, the largest commercial bank in Korea in terms of total assets (including loans). Our subsidiaries collectively engage in a broad range of businesses, including commercial banking, credit cards, asset management, bancassurance, capital markets activities and international banking. As of December 31, 2008, we had consolidated total assets of ~~W~~258 trillion, consolidated total deposits of ~~W~~159 trillion and consolidated stockholders’ equity of ~~W~~16 trillion.

We were established as a financial holding company in September 2008, pursuant to a “comprehensive stock transfer” under Korean law. See “Item 4A. History and Development of the Company — The Establishment of KB Financial Group.”

On the asset side, we provide credit and related financial services to individuals and small- and medium-sized enterprises and, to a lesser extent, to large corporate customers. On the deposit side, we provide a full range of deposit products and related services to both individuals and enterprises of all sizes. We provide these services predominantly through Kookmin Bank.

By their nature, our core consumer and small- and medium-sized enterprise operations place a high premium on customer access and convenience. Our combined banking network of 1,245 branches as of December 31, 2008, the most extensive in Korea, provides a solid foundation for our business and is a major source of our competitive strength. This network provides us with a large, stable and cost effective funding source, enables us to provide our customers convenient access and gives us the ability to provide the customer attention and service essential to conducting our business, particularly in an increasingly competitive environment. Our branch network is further enhanced by automated banking machines and fixed-line, mobile telephone and Internet banking. As of December 31, 2008, we had a customer base of over 26 million retail customers, which represented approximately one-half of the Korean population.

The following table sets forth the principal components of our lending business as of the dates indicated. As of December 31, 2008 retail loans, credit card loans and credit card receivables accounted for 54.6% of our total loan portfolio:

	As of December 31,
	2006			2007			2008
	(In billions of Won, except percentages)

Retail
Mortgage and home equity(1)	~~W~~	63,982	42.3%	~~W~~	65,819	38.2%	~~W~~	69,924	35.0%
Other consumer(2)		21,589	14.2		23,020	13.4		27,592	13.8
Total retail		85,571	56.5		88,839	51.6		97,516	48.8
Credit card		8,955	5.9		10,429	6.1		11,523	5.8
Corporate		56,096	37.1		71,585	41.6		88,143	44.2
Capital markets activities and international banking		781	0.5		1,336	0.7		2,455	1.2

Total loans	~~W~~	151,403	100.0%	~~W~~	172,189	100.0%	~~W~~	199,637	100.0%

(1)	Includes ~~W~~1,137 billion, ~~W~~1,144 billion and ~~W~~1,113 billion of overdraft loans secured by real estate in connection with home equity loans as of December 31, 2006, 2007 and 2008, respectively.

(2)	Includes ~~W~~7,481 billion, ~~W~~7,924 billion and ~~W~~8,994 billion of overdraft loans as of December 31, 2006, 2007 and 2008, respectively.

We provide a full range of personal lending products and retail banking services to individual customers, including mortgage loans. We are the largest private sector mortgage lender in Korea.

Lending to small- and medium-sized enterprises is the single largest component of our non-retail credit portfolio and represents a widely diversified exposure to a broad spectrum of the Korean corporate community, both by type of lending and type of customer, with one of the categories being collateralized loans to SOHO customers that are among the smallest of the small-and medium-sized enterprises. The volume of our loans to small- and medium-sized enterprises requires a customer-oriented approach that is facilitated by our large and geographically diverse branch network.

In keeping with current industry trends, our credit exposure to large corporate customers has in recent years increased as a percentage of our total loan portfolio, and we continue to seek to maintain and expand quality relationships by providing these customers with an increasing range of fee-related services.

Since the former Kookmin Bank initiated the issuance of domestic credit cards in 1980, we have seen our credit card business grow rapidly in recent years as the nationwide trend towards credit card use accelerated. As of December 31, 2008, we had approximately 9.4 million holders of KB Card.

Strategy

Our strategic focus is to become a world-class financial group that ranks among the leaders of the financial industry in Asia and globally. We plan to continue to solidify our market position as Korea’s leading bank, enhance our ability to provide comprehensive financial services to our retail and corporate customers and strengthen our overseas operating platform and network. We believe our strong market position in the commercial banking area in Korea is an important competitive advantage, which will enable us to compete more effectively based on convenient delivery, product breadth and differentiation, and service quality while focusing on our profitability.

The key elements of our strategy are as follows:

Providing comprehensive financial services and maximizing synergies among our subsidiaries through our financial holding company structure

We believe the Korean financial services market has been undergoing and will continue to undergo significant change, including as a result of the recent effectiveness of the Financial Investment Services and Capital Markets Act, and that the resulting trend toward consolidation and convergence, as well as the growing presence of foreign financial institutions in the Korean financial market and the expansion of the overseas presence and operations of Korean financial institutions, may provide significantly greater competition for us in the future. In the context of such changes, we plan to become a comprehensive financial services provider capable of offering a full range of products and services to our large existing base of retail and corporate banking customers, as well as a global firm that can effectively compete with leading international financial institutions. To that end, we are implementing specific initiatives including the enhancement of our group-wide integrated customer relationship management system to facilitate the sharing of customer information and the integration of various customer loyalty programs among our subsidiaries.

We believe our financial holding company structure gives us a competitive advantage over commercial banks and unaffiliated financial services providers by:

•	allowing us to offer a more extensive range of financial products and services;

•	enabling us to share customer information, which is not permitted outside a financial holding company structure, thereby enhancing our risk management and cross-selling capabilities;

•	enhancing our ability to reduce costs in areas such as back-office processing and procurement; and

•	enabling us to raise and manage capital on a centralized basis.

Identifying, targeting and marketing to attractive customer segments and providing superior customer value and service to such segments

In recent years, rather than focusing on developing products and services to satisfy the overall needs of the general population, we have increasingly targeted specific market segments in Korea that we expect to generate superior growth and profitability. We will continue to implement a targeted marketing approach that seeks to identify the most attractive customer segments and to develop strategies to build market share in those segments. In particular, we intend to increase our “wallet share” of superior existing customers by using our advanced customer relationship management technology to better identify and meet the needs of our most creditworthy and high net worth customers, on whom we intend to concentrate our marketing efforts.

As part of this strategy, we are also focusing on attracting and retaining creditworthy customers by offering more differentiated fee-based products and services that are tailored to meet their specific needs. The development and marketing of our products and services are, in part, driven by customer segmentation to ensure we meet the needs of each customer segment. For instance, we currently offer customized mortgage products and electronic banking promotions, and have enhanced our private banking services for high net worth individuals in Korea, including opening new branches specializing in such services. We also continue to develop more complex financial products, including trust commodities and other investment products, for which consumer demand has increased in recent years. We are also focusing on addressing the needs of our customers by providing the highest-quality products and services and developing an open-architecture strategy, which allows us to sell such products through the largest branch network in Korea. In short, we aim to offer our customers a convenient one-stop financial services destination where they can meet their traditional retail and corporate banking requirements, as well as find a broad array of fee-based products and services tailored to address more specific financial needs, including in investment banking, insurance and wealth management. We believe such differentiated, comprehensive services and cross-selling will not only enhance customer loyalty but also increase profitability.

One of our key customer-related strategies continues to be creating greater value and better service for our customers. We intend to continue improving our customer service, including through:

•	Improved customer relationship management technology. Management has devoted substantial resources toward development of our customer relationship management system, which is designed to provide our employees with the needed information to continually improve the level of service and incentives offered to our preferred customers. Our system is based on an integrated customer database, which allows for better customer management and streamlines our customer reward system. We have also developed state-of-the-art call centers and online Internet capabilities to provide shorter response times to customers seeking information or to execute transactions. Our goals are to continually focus on improving customer service to satisfy our customer’s needs through continuing efforts to deliver new and improved services and to upgrade our customer relationship management system to provide the best possible service to our customers in the future.

•	Enhanced distribution channels. We also believe we can improve customer retention and usage rates by increasing the range of products and services we offer and by developing a differentiated, multi-channel distribution network, including branches, ATMs, call centers, mobile-banking and Internet banking. We believe that our leading market position in the commercial banking area in Korea gives us a competitive advantage in developing and enhancing our distribution capabilities.

Focusing on expanding and improving credit quality in our corporate lending business

We plan to focus on corporate lending as one of our core businesses through attracting top-tier corporate customers and providing customized and distinctive products and services to build our position as a leading service provider in the Korean corporate financial market. To increase our market share in providing financial services to the corporate market, we intend to:

•	promote a more balanced and strengthened portfolio with respect to our corporate business by developing our large corporate customer base and utilizing our improved credit management operations to better evaluate new large corporate and small- and medium-sized enterprise customers;

•	develop and sell more varied corporate financial products, consisting of transactional banking products which provide higher margin and less risk such as “cyber branch” products to large corporate customers and “cyber CFO” products to small- and medium-sized enterprise customers;

•	generate more fee income from large corporate customers through business-to-business transactions, foreign exchange transactions and derivative and other investment products, as well as investment banking services;

•	strengthen our marketing system based on our accumulated expertise in order to attract top-tier corporate customers;

•	focus on enhancing our channel network in order to provide the best service by strengthening our corporate customer management; and

•	further develop and train our core professionals with respect to this market, including through programs such as the “career development path.”

Strengthening internal risk management capabilities

We believe that ensuring strong asset quality through effective credit risk management is critical to maintaining stable growth and profitability and risk management will continue to be one of our key focus areas. One of our highest priorities is to improve our asset quality and more effectively price our lending products to take into account inherent credit risk in our portfolio. Our goal is to maintain the soundness of our credit portfolio, profitability and capital base. To this end, we intend to continue to strengthen our internal risk management capabilities by tightening our underwriting and management policies and improving our internal compliance policies. To accomplish this objective, we have undertaken the following initiatives:

•	Strengthening underwriting procedures with advanced credit scoring techniques. We have centralized our credit management operations into our credit group. Our prior structure had divided such operations into four groups and ten teams. As a result of such centralization, we aim to enhance our credit management expertise and improve our system of checks-and-balances with respect to our credit portfolio. We have also improved our ability to evaluate the credit of our small- and medium-sized enterprise customers through assigning experienced credit loan officers to our regional credit offices. We have also introduced a policy requiring the same officer to evaluate, review and monitor the outstanding loans and other credits with respect to a customer, which will enhance expertise and improve efficiency and accountability of such officer, while enabling us to maintain a consistent credit policy. We have also, as a general matter, implemented enhanced credit analysis and scoring techniques, which we believe will enable us to make better-informed decisions about the credit we extend and improve our ability to respond more quickly to incipient credit problems. We are also focusing on enhancing our asset quality through improvement of our early monitoring systems and collection procedures.

•	Improving our internal compliance policy and ensuring strict application in our daily operations. We have improved our monitoring capabilities with respect to our internal compliance by providing training and educational programs to our management and employees. We have also implemented strict compliance policies to maintain the integrity of our risk management system.

Cultivating a performance-based, customer-oriented culture that emphasizes market best practices

We believe a strong and dedicated workforce is critical to our ability to offer our customers the highest quality financial services and is integral to our goal of maintaining our position as one of Korea’s leading financial services providers. In the past, we have dedicated significant resources to develop and train our core professionals, and we intend to continue to enhance the productivity of our employees, including by regularly sponsoring in-house training and educational programs. We have also been seeking to cultivate a performance-based culture to create a work environment where members of our staff are incentivized to maximize their potential and in which our employees are directly rewarded for superior performance. We intend to maintain a professional workforce whose high quality of customer service reflects our goal to achieve and maintain global best practice standards in all areas of operations.

Retail Banking

Due to Kookmin Bank’s history and development as a retail bank and the know-how and expertise we have acquired from our activities in that market, retail banking has been and will continue to remain one of our core businesses. Our retail banking activities consist primarily of lending and deposit-taking.

Lending Activities

We offer various loan products that target different segments of the population, with features tailored to each segment’s financial profile and other characteristics. The following table sets forth the balances and the percentage of our total lending represented by our retail loans as of the dates indicated:

	As of December 31,
	2006			2007			2008
	(In billions of Won, except percentages)

Retail:
Mortgage and home equity loans	~~W~~	63,982	42.3%	~~W~~	65,819	38.2%	~~W~~	69,924	35.0%
Other consumer loans(1)		21,589	14.2		23,020	13.4		27,592	13.8

Total	~~W~~	85,571	56.5%	~~W~~	88,839	51.6%	~~W~~	97,516	48.8%

(1)	Excludes credit card loans, but includes overdraft loans.

Our retail loans consist of:

•	Mortgage loans, which are loans made to customers to finance home purchases, construction, improvements or rentals; and home equity loans, which are loans made to our customers secured by their homes to ensure loan repayment. We also provide overdraft loans in connection with our home equity loans.

•	Other consumer loans, which are loans made to customers for any purpose (other than mortgage and home equity loans). These include overdraft loans, which are loans extended to customers to cover insufficient funds when they withdraw funds from their demand deposit accounts with us in excess of the amount in such accounts up to a limit established by us.

For secured loans, including mortgage and home equity loans, our policy is to lend up to 100% of the adjusted collateral value (except in areas of high speculation designated by the government where we generally limit our lending to between 40% to 50% of the appraised value of collateral) minus the value of any lien or other security interest that is prior to our security interest. In calculating the adjusted collateral value for real estate, we use the appraisal value of the collateral multiplied by a factor, generally between 40% to 60%. This factor varies depending upon the location and use of the real estate and is established in part by taking into account court-supervised auction prices for nearby properties.

A borrower’s eligibility for our mortgage loans depends on the value of the mortgage property, the appropriateness of the use of proceeds and the borrower’s creditworthiness. A borrower’s eligibility for home equity loans is determined by the borrower’s credit and the value of the property, while the borrower’s eligibility for other consumer loans is primarily determined by the borrower’s credit. If the borrower’s credit deteriorates, it may be difficult for us to recover the loan. As a result, we review the borrower’s creditworthiness, collateral value, credit scoring and third party guarantees when evaluating a borrower. In addition, to reduce the interest rate of a loan or to qualify for a loan, a borrower may provide collateral, deposits or guarantees from third parties.

Mortgage and Home Equity Lending

The housing finance market in Korea is divided into public sector and private sector lending. In the public sector, two government entities, the National Housing Fund and the National Agricultural Cooperative Federation, are responsible for most of the mortgage lending.

Private sector mortgage and home equity lending in Korea has expanded substantially in recent years. We provide customers with a number of mortgage and home equity loan products that have flexible features, including terms, repayment schedules, amounts and eligibility for loans, and we offer interest rates on a commercial basis. Although the maximum term of mortgage loans is 35 years, the majority of our mortgage loans have significantly shorter maturities, which may be renewed. Non-amortizing home equity loans have an initial maturity of one year, which may be extended on an annual basis for a maximum of five years. Home equity loans subject to amortization of principal may have a maximum term of up to 35 years. Any customer is eligible for a mortgage or an individual home equity loan regardless of whether it participates in one of our housing related savings programs and so long as that customer is not barred by regulation from obtaining a loan because of bad credit history. However, customers with whom we frequently transact business and provide us with significant revenue receive preferential interest rates on loans.

As of December 31, 2008, 63.4% of our mortgage loans were secured by residential property which is the subject of the loan, 6.7% of our mortgage loans were guaranteed by the Housing Finance Credit Guarantee Fund, a government housing-related entity, and the remaining 29.9% of our mortgage loans, contrary to general practices in the United States, were unsecured (although the use of proceeds from these loans are restricted for the purpose of financing home purchases and some of these loans were guaranteed by a third party). One reason that a relatively high percentage of our mortgage loans are unsecured is that we, along with other Korean banks, provide advance loans to borrowers for the down payment of new housing (particularly apartments) that is in the process of being built. Once construction is completed, which may take several years, these mortgage loans become secured by the new housing purchased by these borrowers. For the year ended December 31, 2008, the average initial loan-to-value ratio of our mortgage loans, which is a measure of the amount of loan exposure to the appraised value of the security collateralizing the loan, was approximately 49.7%. There are three reasons that our loan-to-value ratio is relatively lower (as is the case with other Korean banks) compared to similar ratios in other countries, such as the United States. The first reason is that housing prices are high in Korea relative to average income, so most people cannot afford to borrow an amount equal to the entire value of their collateral and make interest payments on such an amount. The second reason relates to the “jeonsae” system, through which people provide a key money deposit while residing in the property prior to its purchase. At the time of purchase, most people use the key money deposit as part of their payment and borrow the remaining amount from Korean banks, which results in a loan that will be for an amount smaller than the appraised value of the property for collateral and assessment purposes. The third reason is that Korean banks discount the appraised value of the borrower’s property for collateral and assessment purposes so that a portion of the appraised value is reserved in order to provide recourse to a renter who lives at the borrower’s property. This is in the event that the borrower’s property is seized by a creditor, and the renter is no longer able to reside at that property. See “Item 3D. Risk Factors — Other risks relating to our business — A decline in the value of the collateral securing our loans and our inability to realize full collateral value may adversely affect our credit portfolio.” As a result of government initiatives, we have also tightened our mortgage loan guidelines.

Pricing.  The interest rates on our retail mortgage loans are generally based on a periodic floating rate (which is based on a base rate determined for three-month, six-month or twelve-month periods derived using our Market Opportunity Rate system, which reflects our internal cost of funding, further adjusted to account for our expenses related to lending). Our interest rates also incorporate a margin based among other things on the type of security, the credit score of the borrower and the estimated loss on the security. We can adjust the price to reflect the borrower’s current and/or expected future contribution to us. The applicable interest rate is determined at the time of the loan. If a loan is terminated prior to its maturity, the borrower is obligated to pay us an early termination fee of approximately 0.7% to 1.4% of the loan amount in addition to the accrued interest.

The interest rates on our home equity loans are determined on the same basis as our retail mortgage loans.

As of December 31, 2008, our current three-month, six-month and twelve-month base rates were 5.18%, 6.06% and 6.61%, respectively.

As of December 31, 2008, 95.0% of our outstanding mortgage and home equity loans was priced based on a floating rate.

Other Consumer Loans

Other consumer loans are primarily unsecured. However, such loans may be secured by real estate, deposits or securities. As of December 31, 2008, approximately ~~W~~15,891 billion, or 57.6% of our consumer loans (other than mortgage and home equity loans) were unsecured loans (although some of these loans were guaranteed by a third party). Overdraft loans are also classified as other consumer loans, are primarily unsecured and generally have an initial maturity of one year, which is typically extended automatically on an annual basis and may be extended up to a maximum of five years. The amount of overdraft loans as of December 31, 2008 was approximately ~~W~~8,994 billion.

Pricing.  The interest rates on our other consumer loans (including overdraft loans) are determined on the same basis as on our mortgage and home equity loans, except that, for unsecured loans, the borrower’s credit score as determined during our loan approval process is also taken into account. See “Item 11. Quantitative and Qualitative Disclosures about Market Risk — Credit Risk Management.”

As of December 31, 2008, 98.8% of our other consumer loans had interest rates that were not fixed but were variable in reference to our base rate, which is based on the Market Opportunity Rate.

Deposit-taking Activities

Due to our extensive nationwide network of branches, together with our long history of development and our resulting know-how and expertise, as of December 31, 2008, we had the largest number of retail customers and retail deposits among Korean commercial banks. The balance of our deposits from retail customers was ~~W~~89,356 billion, ~~W~~86,981 billion and ~~W~~97,378 billion as of December 31, 2006, 2007 and 2008, respectively, which constituted 69.0%, 62.8% and 61.4%, respectively, of the balance of our total deposits.

We offer many deposit products that target different segments of our retail customer base, with features tailored to each segment’s financial profile, characteristics and needs, including:

•	Demand deposits, which either do not accrue interest or accrue interest at a lower rate than time deposits. Demand deposits allow the customer to deposit and withdraw funds at any time and, if they are interest bearing, accrue interest at a variable rate depending on the amount of deposit. Retail and corporate demand deposits constituted 2.6% of our total deposits as of December 31, 2008 and paid average interest of 2.25% for 2008.

•	Time deposits, which generally require the customer to maintain a deposit for a fixed term, during which the deposit accrues interest at a fixed rate or a variable rate based on the KOSPI, or to deposit specified amounts on an installment basis. If the amount of the deposit is withdrawn prior to the end of the fixed term, the customer will be paid a lower interest rate than that originally offered. The term for time deposits typically range from one month to five years, and the term for installment savings deposits range from six months to ten years. Retail and corporate time deposits constituted 50.5% of our total deposits as of December 31, 2008 and paid average interest of 5.36% for 2008. Most installment savings deposits offer fixed interest rates.

•	Savings deposits, which allow depositors to deposit and withdraw money at any time and accrue interest at an adjustable interest rate, which is currently below 2.9%. Retail and corporate savings deposits constituted 26.8% of our total deposits as of December 31, 2008 and paid average interest of 1.06% for 2008.

•	Certificates of deposit, the maturities of which range from 30 days to 730 days with a required minimum deposit of ~~W~~5 million. Interest rates on certificates of deposit are determined based on the length of the deposit and prevailing market rates. Our certificates of deposit are sold at a discount to their face value, reflecting the interest payable on the certificate of deposit.

•	Foreign currency deposits, which accrue interest at an adjustable rate and are available to Korean residents, non-residents and overseas immigrants. We offer foreign currency time deposits and checking and passbook accounts in ten currencies.

We offer varying interest rates on our deposit products depending upon average funding costs, the rate of return on our interest earning assets and the interest rates offered by other commercial banks.

We also offer deposits that provide the holder with preferential rights to housing subscriptions and eligibility for mortgage loans. These products include:

•	Housing subscription time deposits, which are special purpose time deposit accounts providing the holder with a preferential right to subscribe for new private apartment units under the Housing Law. This law is the basic law setting forth various measures supporting the purchase of houses and the supply of such houses by construction companies. These products accrue interest at a fixed rate for one year, and at an adjustable rate after one year. Deposit amounts per account range from ~~W~~2 million to ~~W~~15 million depending on the location of the holder’s current residence and the size of the desired apartment unit. These deposit products target high and middle income households.

•	Housing subscription installment savings deposits, which are monthly installment savings programs providing the holder with a preferential subscription right for new private apartment units under the Housing Law. Account holders are also eligible for our mortgage loans. These deposits require monthly installments of ~~W~~50,000 to ~~W~~500,000, have maturities of between two and five years and accrue interest at fixed or variable rates depending on the term. These deposit products target low- and middle-income households.

We operate a “priority customer” program through Kookmin Bank called KB Star Club that categorizes our customers by their average deposit balance for the most recent three-month period, the amount of their transactions with us and their program points based on such balances and transactions. A customer may receive preferential treatment in various areas, including interest rates and transaction fees, depending upon how the customer is classified. As of December 31, 2008, we had over three million KB Star Club customers, representing approximately 15% of our total retail customer base of over 26 million retail customers. In 2008, on an average balance basis, our KB Star Club customers held approximately 84% of our total retail customer deposits, and revenues from our KB Star Club customers accounted for approximately 67% of our banking revenues derived from our retail customers.

In 2002, after significant research and planning, we launched private banking operations at Kookmin Bank’s headquarters. Shortly thereafter, we launched a comprehensive strategy with respect to customers with higher net worth, which included staffing appropriate representatives, marketing aggressively, establishing IT systems, selecting appropriate branch locations and readying such branches with the necessary facilities to service such customers. As of December 31, 2008, we had established 30 private banking centers through Kookmin Bank and plan to increase the number of private banking centers as necessary. We believe that by offering high quality personal wealth management services to these customers, including through our exclusive brand “Gold & Wise”, we can increase our share of the priority customer market, which will increase our profitability and our position in the retail banking market.

The Monetary Policy Committee of the Bank of Korea (the “Monetary Policy Committee”) imposes a reserve requirement on Won currency deposits of commercial banks based generally on the type of deposit instrument. The reserve requirement is currently up to 7%. See “— Supervision and Regulation — Principal Regulations Applicable to Banks — Liquidity.”

The Depositor Protection Act provides for a deposit insurance system where the Korea Deposit Insurance Corporation guarantees to depositors the repayment of their eligible bank deposits. The deposit insurance system insures up to a total of ~~W~~50 million per depositor per bank. See “— Supervision and Regulation — Principal Regulations Applicable to Banks — Deposit Insurance System.” We pay a premium rate of 0.2% of our average deposits and we paid ~~W~~207 billion for 2008.

Credit Cards

Credit cards are another of our core retail products. As a result of the merger of the former Kookmin Bank with H&CB, for a period of time we issued and operated two brands of credit cards, Kookmin Card and BC Card. Following the merger of Kookmin Bank with its subsidiary, Kookmin Credit Card, in September 2003, we adopted a strategy of trying to unify the two brands. Accordingly, commencing in October 2003, we have been issuing most of our new credit cards under the “KB Card” brand.

The following table sets forth certain data relating to our credit card operations. All financial figures appearing below have been prepared in accordance with Korean GAAP, which differs significantly from U.S. GAAP. See “Item 5B. Liquidity and Capital Resources — Reconciliation with Korean GAAP.”

	As of and for the Year Ended December 31,
	2006		2007		2008
	(In billions of Won, except number of holders, accounts and percentages)

Number of credit cardholders (at year end) (thousands)
General accounts		8,883		8,518		9,241
Corporate accounts		173		173		232

Total		9,056		8,691		9,473

Number of merchants (at year end) (thousands)		1,610		1,752		1,869
Active ratio (at year end)(1)		68.4%		75.9%		74.2%
Credit card fees
Merchant fees(2)	~~W~~	868	~~W~~	1,007	~~W~~	1,114
Installment and cash advance fees		864		768		736
Annual membership fees		37		34		38
Other fees		286		397		490

Total	~~W~~	2,055	~~W~~	2,206	~~W~~	2,378

Charge volume(3)
General purchase	~~W~~	34,307	~~W~~	40,310	~~W~~	46,221
Installment purchase		7,019		7,708		8,399
Cash advance		19,837		16,452		15,023
Card loan(4)		2,554		3,593		4,554

Total	~~W~~	63,717	~~W~~	68,063		W74,197

	As of and for the Year Ended December 31,
	2006		2007		2008
	(In billions of Won, except number of holders, accounts and percentages)

Outstanding balance (at year end)(5)
General purchase	~~W~~	2,832	~~W~~	3,753	~~W~~	4,114
Installment purchase		1,740		1,867		1,993
Cash advance		2,348		2,480		2,531
Card loan(4)		1,748		2,336		2,889

Total(6)	~~W~~	8,668	~~W~~	10,436	~~W~~	11,527

Average outstanding balances(5)
General purchase	~~W~~	2,564	~~W~~	3,177	~~W~~	3,979
Installment purchase		1,559		1,740		1,894
Cash advance		2,396		2,297		2,427
Card loan(4)		1,338		2,020		2,617
Delinquency ratios (at year end)(7)
Less than 1 month(8)		0.97%		2.55%		2.47%
From 1 month to 3 months		1.13		0.81		1.21
From 3 months to 6 months		0.27		0.24		0.22
Over 6 months		0.11		0.06		0.03

Total		2.48%		3.66%		3.93%

Non-performing loan ratio
Reported		1.29%		0.87%		0.91%
Managed		1.26%		0.88%		0.91%
Write-offs (gross)	~~W~~	496	~~W~~	340	~~W~~	379
Recoveries(9)		236		294		274

Net write-offs	~~W~~	260	~~W~~	46	~~W~~	105

Gross write-off ratio(10)		6.31%		3.68%		3.47%
Net write-off ratio(11)		3.31%		0.50%		0.96%
Asset sales		—		—		—
Asset securitization(12)	~~W~~	305	~~W~~	—	~~W~~	—

(1)	The active ratio represents the ratio of accounts used at least once within the last six months to total accounts as of year end.

(2)	Merchant fees consist of merchant membership and maintenance fees, costs associated with prepayment by us (on behalf of customers) of sales proceeds to merchants, processing fees relating to sales and membership applications, costs relating to the management of delinquencies and recoveries, bad debt expenses, general variable expenses and other fixed costs that are charged to our member merchants. We typically charge our member merchants fees that range from 1.5% to 4.5%.

(3)	Represents the aggregate cumulative amount charged during the year.

(4)	Card loans consist of loans that are provided on either a secured or unsecured basis to cardholders upon prior agreement. Payment of principal, fees and interest on such a loan can be due either in one payment or in installments after a fixed period.

(5)	Includes certain interest trust certificates issued by special purpose entities in connection with asset securitization transactions of our underlying credit card balances. Transfers of credit card balances to special purpose entities in connection with asset securitization transactions are recognized as sales under Korean GAAP but not under U.S. GAAP.

(6)	The total outstanding balances pursuant to U.S. GAAP for all of our credit cards were ~~W~~8,955 billion as of December 31, 2006, ~~W~~10,429 billion as of December 31, 2007 and ~~W~~11,523 billion as of December 31, 2008.

(7)	Represents ratio of delinquencies to outstanding balance. In line with industry practice, we have restructured a portion of delinquent credit card account balances as loans and have also replaced a portion of our delinquent credit card account balances with cash advances that are rolled over from month to month. We discontinued the practice of providing substituted cash advances from January 2004. As of December 31, 2008, these restructured loans amounted to ~~W~~35 billion. Because these restructured loans are not treated as being delinquent at the time of conversion or for a period of time thereafter, our delinquency ratios may not fully reflect all delinquent amounts relating to our outstanding balances.

(8)	For the year ended December 31, 2006, the amount of delinquent credit card balances recognized for the calculation of the delinquency ratio for less than one month was only such portion of the outstanding credit card balances due and payable within such period. Beginning with the year ended December 31, 2007, the amount of delinquent credit card balances recognized for the calculation of the delinquency ratio for less than one month is the total amount of such credit card balance for which the payments are overdue by less than one month, including those portions not yet due and payable.

(9)	Does not include proceeds that we received from sales of our non-performing loans that were written off.

(10)	Represents the ratio of gross write-offs for the year to average outstanding balance for the year. Under Korean GAAP, our charge-off policy is generally to write off balances which have been overdue for four payment cycles or more or which have been classified as expected loss.

(11)	Represents the ratio of net write-offs for the year to average outstanding balances for the year. Under Korean GAAP, our charge-off policy is generally to write off balances which have been overdue for four payment cycles or more or which have been classified as expected loss.

(12)	Comprises credit card balances that were transferred in asset securitization transactions. Under U.S. GAAP, these transfers are not recognized as sales.

In contrast to the system in the United States and many other countries, where most credit cards are revolving cards that allow outstanding amounts to be rolled over from month to month so long as a required minimum percentage is repaid, credit cardholders in Korea are generally required to pay for their purchases within approximately 17 to 47 days of purchase depending on their payment cycle. However, we also offer revolving cards to individuals that allow outstanding amounts to be rolled over to subsequent payment periods. Delinquent accounts (defined as amounts overdue for one day or more) are charged penalty interest and closely monitored. For installment purchases, we charge interest on unpaid installments at rates that vary according to the terms of repayment.

We believe that by establishing a unified credit card business through our merger with Kookmin Credit Card and our promotion of the KB Card brand, we have further enhanced this business by strengthening our risk management and maximizing our operational efficiency. In addition, we believe that our extensive branch network, brand recognition and overall size will enable us to cross-sell products such as credit cards to our existing and new customers.

To promote our credit card business, we offer services targeted to various financial profiles and customer requirements and are concentrating on:

•	strengthening cross-sales to existing customers and offering integrated financial services;

•	offering cards that provide additional benefits such as frequent flyer miles and reward program points that can be redeemed by the customer for complementary services, prizes and cash;

•	offering platinum cards, VVIP cards and other prime members’ cards, which have a higher credit limit and provide additional services in return for a higher fee;

•	acquiring new customers through strategic alliances and cross-marketing with retailers;

•	encouraging increased use of credit cards by existing customers through special offers for frequent users;

•	introducing new features such as revolving credit cards as well as travel services and insurance through alliance partners;

•	developing fraud detection and security systems to prevent the misuse of credit cards and to encourage the use of credit cards over the Internet; and

•	issuing smart cards and preparing for a cardless business environment in which customers can use credit cards to make purchases by mobile phone or over the Internet.

As of December 31, 2008, we had approximately 9.4 million cardholders. Of the credit cards outstanding, approximately 74% were active, meaning that they had been used at least once during the previous six months. For 2008, our market share with respect to charge volume was approximately 15% according to the Financial Supervisory Service.

Our card revenues consist principally of cash advance fees, merchant fees, credit card installment fees, interest income from credit card loans, annual fees paid by cardholders, interest and fees on late payments and, with respect to revolving cards we offer, interest and fees relating to revolving balances. Cardholders are generally required to pay for their purchases within 17 to 47 days after the date of purchase, depending on their payment cycle. Except in the case of installment purchases, accounts which remain unpaid after this period are deemed to be delinquent.

We generate other fees through a processing charge on merchants, with the average charge equaling approximately 2.32%.

Under non-exclusive license agreements with MasterCard International Incorporated and Visa International Service Association, we also issue MasterCard and Visa credit cards.

We also issue debit cards and charge merchants an average commission of approximately 1.37% of the amounts purchased using a debit card. We also issue “check cards”, which are similar to debit cards except that “check cards” are accepted by all merchants that accept credit cards. Much like debit cards, “check card” purchases are also debited directly from customers’ accounts with us.

Corporate Banking

We lend to and take deposits from small- and medium-sized enterprises and, to a lesser extent, large corporate customers. As of December 31, 2006, 2007 and 2008, we had 153,213, 170,059 and 177,190 small- and medium-sized enterprise borrowers and 719, 897 and 994 large corporate borrowers, respectively, for Won-currency loans. For 2006, 2007 and 2008, we received fee revenue from cash management services offered to corporate customers, which include “firm-banking” services such as inter-account transfers, transfers of funds from various branches and agencies of a company (such as insurance premium payments) to the account of the headquarters of such company and transfers of funds from various customers of a company to the main account of such company, in the amount of ~~W~~86 billion, ~~W~~100 billion and ~~W~~108 billion, respectively. Of our branch network as of December 31, 2008, we had 108 branches dedicated exclusively to corporate banking (including eight branches that primarily handled large corporate banking).

The following table sets forth the balances and the percentage of our total lending represented by our small- and medium-sized enterprise business loans and our large corporate business loans as of the dates indicated, estimated based on our internal classifications of corporate borrowers under Korean GAAP:

	As of December 31,
	2006			2007			2008
	(In billions of Won, except percentages)

Corporate:
Small- and medium-sized enterprise loans	~~W~~	41,498	27.4%	~~W~~	54,116	31.4%	~~W~~	65,394	32.8%
Large corporate loans		14,598	9.7		17,469	10.2		22,749	11.4

Total	~~W~~	56,096	37.1%	~~W~~	71,585	41.6%	~~W~~	88,143	44.2%

On the deposit-taking side, we currently offer our corporate customers several types of corporate deposits. Our corporate deposit products can be divided into two general categories: (1) demand deposits that have no restrictions on deposits or withdrawals, but which offer a relatively low interest rate; and (2) deposits from which withdrawals are restricted for a period of time, but offer higher interest rates. We also offer installment savings deposits, certificates of deposit and repurchase instruments. We offer varying interest rates on deposit products depending upon the rate of return on our income-earning assets, average funding costs and interest rates offered by other nationwide commercial banks.

The total amount of deposits from our corporate customers amounted to ~~W~~52,093 billion as of December 31, 2008, or 32.8% of our total deposits.

Small- and Medium-sized Enterprise Banking

Our small- and medium-sized enterprise banking business has traditionally been and will remain one of our core businesses because of both our historical development and our accumulated expertise. We believe that we possess the necessary elements to succeed in the small- and medium-sized enterprise market, including our extensive branch network, our credit rating system for credit approval, our marketing capabilities (which we believe have provided us with significant brand loyalty) and our ability to take advantage of economies of scale.

We use the term “small- and medium-sized enterprises” as defined in the Small and Medium Industry Basic Act and related regulations. The general criterion used to define small- and medium-sized enterprises is either the number of full-time employees (less than 300), paid-in capital (equal to or less than ~~W~~8 billion) or sales revenues (equal to or less than ~~W~~30 billion). Criteria differ from industry to industry. In all cases, however, the number of full-time employees may not equal or exceed 1,000, and the total amount of assets may not equal or exceed ~~W~~500 billion.

Industry-wide delinquency ratios for Won-denominated loans to small- and medium-sized enterprises increased in 2008 and further increased in the first quarter of 2009. Our delinquency ratio for loans to small- and medium-sized enterprises may increase further in the future as a result of, among other things, adverse economic conditions in Korea and globally. See “Item 3D. Risk Factors — Other risks relating to our business— Difficult conditions in the global financial markets could adversely affect our results of operations and financial condition.” In addition, in light of the deteriorating financial condition and liquidity position of small-and medium-sized enterprises in Korea, the Korean government has introduced measures intended to encourage Korean banks to provide financial support to small- and medium-sized enterprise borrowers. See “Item 3D. Risk Factors — Risks relating to our small- and medium-sized enterprise loan portfolio— We have significant exposure to small- and medium-sized enterprises, and any financial difficulties experienced by these customers may result in a deterioration of our asset quality and have an adverse impact on us.”

Lending Activities

Our principal loan products for our small- and medium-sized enterprise customers are working capital loans and facilities loans. Working capital loans are provided to finance working capital requirements and include notes discounted and trade financing. Facilities loans are provided to finance the purchase of equipment and the establishment of manufacturing assembly plants. As of December 31, 2008, working capital loans and facilities loans accounted for 77.0% and 23.0%, respectively, of our total small- and medium-sized enterprise loans. As of December 31, 2008, we had over 177,190 small- and medium-sized enterprise customers on the lending side.

Loans to small- and medium-sized enterprises may be secured by real estate or deposits or may be unsecured. As of December 31, 2008, secured loans and guaranteed loans accounted for, in the aggregate, 86.0% of our small- and medium-sized enterprise loans. Among the secured loans, 50.8% were secured by real estate and 49.2% were secured by deposits or securities. Working capital loans generally have a maturity of one year, but may be extended on an annual basis for an aggregate term of three years. Facilities loans have a maximum maturity of ten years.

When evaluating the extension of working capital loans, we review the corporate customer’s creditworthiness and capability to generate cash. Furthermore, we take personal guarantees and credit guaranty letters from other financial institutions and use time and savings deposits that the borrower has with us as collateral, and may require additional collateral. We receive fees in relation to credit evaluation, collateral appraisal and other services provided in connection with a loan extension.

The value of any collateral is defined using a formula that takes into account the appraised value of the property, any prior liens or other claims against the property and an adjustment factor based on a number of considerations including, with respect to property, the value of any nearby property sold in a court-supervised auction during the previous 5 years. We revalue any collateral on a periodic basis (generally every year) or if a trigger event occurs with respect to the loan in question.

We also offer collective housing loans. Our collective housing loans are mortgage loans to home builders or developers who build or sell single- or multi-family housing units, principally apartment buildings. Many of these builders and developers are categorized as small- and medium-sized enterprises. We offer a variety of collective housing loans, including loans to purchase property or finance the construction of housing units, loans to contractors used for working capital purposes, and loans to educational establishments, small- and medium-sized enterprises and non-profit entities to finance the construction of dormitories. Collective housing loans subject us to the risk that the housing units will not be sold. As a result, we review the probability of the sale of the housing unit when evaluating the extension of a loan. We also review the borrower’s creditworthiness and the adequacy of the intended use of proceeds.

Furthermore, we take a lien on the land on which the housing unit is to be constructed as collateral. If the collateral is not sufficient to cover the loan, we also take a guarantee from the Housing Finance Credit Guarantee Fund as security.

A substantial number of our small- and medium-sized enterprise customers are SOHOs, which we currently define to include sole proprietorships and individual business interests. With respect to SOHOs, we apply credit risk evaluation models, which not only uses quantitative analysis related to a customer’s accounts, personal credit and financial information and due amounts but also requires our credit officers to perform a qualitative analysis of each potential SOHO customer. With respect to SOHOs with annual revenues in excess of ~~W~~2 billion or SOHO loans in excess of ~~W~~300 million, our credit risk evaluation model also includes a quantitative analysis of the financial statements of the underlying business. We generally lend to SOHOs on a secured basis, although a small portion of our SOHO exposures are unsecured.

Pricing

We establish the price for our corporate loan products (other than collective housing loans) based principally on transaction risk, our cost of funding and market considerations. Transaction risk is measured by such factors as the credit rating assigned to a particular borrower, the size of the borrower and the value and type of collateral. Our loans are priced based on the Market Opportunity Rate system, which is a periodic floating rate system that takes into account the current market interest rate. As of December 31, 2008, the Market Opportunity Rate was 3.98% for three months, 4.86% for six months and 5.41% for one year.

While we generally utilize the Market Opportunity Rate system, depending on the price and other terms set by competing banks for similar borrowers, we may adjust the interest rate we charge to compete more effectively with other banks.

The interest rates on our collective housing loans are based on a periodic floating rate, which in turn is based on a base rate determined for three-month, six-month or twelve-month periods derived using our Market Opportunity Rate system. After selecting the appropriate periodic floating rate, our loan analysis system raises or lowers the floating rate based on various factors related to the loan and the borrower. In addition, we take into account the market conditions and our expenses and services to be provided with respect to such loan. The repayment schedule differs according to the variable term, repayment method and the particular loan. If a loan is terminated prior to its maturity, the corporate borrower is obligated to pay us an early termination fee in addition to the accrued interest.

Large Corporate Banking

Large corporate customers include all companies that are not small- and medium-sized enterprise customers. Kookmin Bank’s articles of incorporation provide that financial services to large corporate customers must be no more than 40% of the total amount of our Won-denominated loans. Our business focus with respect to large corporate banking has shifted from a concentration on risk management to selective expansion, within the constraints of Kookmin Bank’s articles of incorporation. Specifically, we are carrying out various initiatives to improve our customer relationship with large corporate customers and have been seeking to expand our service offerings to this segment.

Lending Activities

Our principal loan products for our large corporate customers are working capital loans and facilities loans. As of December 31, 2008, working capital loans and facilities loans accounted for 88.4% and 11.6%, respectively, of our total large corporate loans. We also offer collective housing loans, as described above under “— Small- and Medium-sized Enterprise Banking — Lending Activities,” to large corporate clients.

As of December 31, 2008, secured loans and guaranteed loans accounted for, in the aggregate, 24.0% of our large corporate loans. Among the secured loans, 23.9% were secured by real estate and 76.1% were secured by deposits or securities. Working capital loans generally have a maturity of one year but are extended on an annual basis for an aggregate term of three years. Facilities loans have a maximum maturity of 10 years.

We evaluate creditworthiness and collateral for our large corporate loans in essentially the same way as we do for small- and medium-sized enterprise loans. See “— Small- and Medium-sized Enterprise Banking — Lending Activities” above.

As of December 31, 2008, in terms of our outstanding loan balance, 32.7% of our large corporate loans was extended to borrowers in the manufacturing industry, 13.3% was extended to borrowers in the construction industry, and 11.6% was extended to borrowers in the financial and insurance industry.

Pricing

We determine pricing of our large corporate loans in the same way as we determine the pricing of our small- and medium-sized enterprise loans. See “— Small- and Medium-sized Enterprise Banking — Pricing” above. As of December 31, 2008, the Market Opportunity Rate, which is utilized in pricing loans offered by us, was the same for our large corporate loans as for our small- and medium-sized enterprise loans.

Capital Markets Activities and International Banking

Through our capital markets operations, we invest and trade in debt and equity securities and, to a lesser extent, engage in derivatives and asset securitization transactions and make call loans. We also provide investment banking services to corporate customers.

Securities Investment and Trading

We invest in and trade securities for our own account in order to maintain adequate sources of liquidity and to generate interest and dividend income and capital gains. As of December 31, 2006, 2007 and 2008, our investment portfolio, which consists primarily of held-to-maturity securities and available-for-sale securities, and our trading portfolio had a combined total book value of ~~W~~27,922 billion, ~~W~~29,689 billion and ~~W~~34,461 billion and represented 14.5%, 13.6% and 13.3% of our total assets, respectively.

Our trading and investment portfolios consist primarily of Korean treasury securities and debt securities issued by Korean government agencies, local governments or certain government-invested enterprises and debt securities issued by financial institutions. As of December 31, 2006, 2007 and 2008, we held debt securities with a total book value of ~~W~~26,033 billion, ~~W~~28,337 billion and ~~W~~32,036 billion, respectively, of which:

•	held-to-maturity debt securities accounted for ~~W~~10,963 billion, ~~W~~11,058 billion and ~~W~~12,600 billion, or 42.1%, 39.0% and 39.3%, respectively;

•	available-for-sale debt securities accounted for ~~W~~12,641 billion, ~~W~~12,524 billion and ~~W~~14,402 billion, or 48.6%, 44.2% and 45.0%, respectively; and

•	trading debt securities accounted for ~~W~~2,429 billion, ~~W~~4,755 billion and ~~W~~5,034 billion, or 9.3%, 16.8% and 15.7%, respectively.

Of these amounts, debt securities issued by the Korean government and government agencies as of December 31, 2006, 2007 and 2008 amounted to:

•	~~W~~8,316 billion, ~~W~~8,601 billion and ~~W~~9,139 billion, or 75.9%, 77.8% and 72.5%, respectively, of our held-to-maturity debt securities;

•	~~W~~3,708 billion, ~~W~~4,131 billion and ~~W~~6,979 billion, or 29.3%, 33.0% and 48.5%, respectively, of our available-for-sale debt securities; and

•	~~W~~478 billion, ~~W~~1,055 billion and ~~W~~1,780 billion, or 19.7%, 22.2% and 35.4%, respectively, of our trading debt securities.

From time to time we also purchase equity securities for our securities portfolios. Our equity securities consist primarily of marketable beneficiary certificates and equities listed on the Stock Market Division of the Korea Exchange or KOSDAQ Market Division of the Korea Exchange. As of December 31, 2006, 2007 and 2008:

•	equity securities in our available-for-sale portfolio had a book value of ~~W~~1,007 billion, ~~W~~305 billion and ~~W~~404 billion, or 7.4%, 2.4% and 2.7% of our available-for-sale portfolio, respectively; and

•	equity securities in our trading portfolio had a book value of ~~W~~145 billion, ~~W~~250 billion and ~~W~~217 billion, or 5.6%, 5.0% and 4.1% of our debt and equity trading portfolio, respectively.

Our trading portfolio also includes foreign exchange spot contracts and derivative instruments. See “— Derivatives Trading.” Our investment portfolio also includes venture capital securities, non-marketable or restricted equity securities and investments under the equity method. As of December 31, 2006, 2007 and 2008, these investments had an aggregate book value of ~~W~~737 billion, ~~W~~797 billion and ~~W~~1,804 billion, respectively.

The following tables show, as of the dates indicated, the gross unrealized gains and losses on available-for-sale and held-to-maturity securities within our investment securities portfolio, and the amortized cost and fair value of the portfolio by type of investment security:

	As of December 31, 2006
	Amortized		Gross		Gross
	Cost		Unrealized Gain		Unrealized Loss		Fair Value
	(In billions of Won)

Available-for-sale securities:
Debt securities
Korean treasury securities and government agencies	~~W~~	3,716	~~W~~	1	~~W~~	9	~~W~~	3,708
Corporate(1)		573		20		4		589
Financial institutions(2)		8,198		1		15		8,184
Foreign governments		9		—		—		9
Asset-backed securities		152		—		1		151
Other debt securities		—		—		—		—
Subtotal		12,648		22		29		12,641

Marketable equity securities		378		675		46		1,007

Total available-for-sale securities	~~W~~	13,026	~~W~~	697	~~W~~	75	~~W~~	13,648

Held-to-maturity securities:
Korean treasury securities and government agencies	~~W~~	8,316	~~W~~	47	~~W~~	92	~~W~~	8,271
Corporate(3)		215		—		3		212
Financial institutions(4)		2,227		—		13		2,214
Foreign governments		—		—		—		—
Asset-backed securities		205		—		2		203

Total held-to-maturity securities	~~W~~	10,963	~~W~~	47	~~W~~	110	~~W~~	10,900

	As of December 31, 2007
	Amortized		Gross		Gross
	Cost		Unrealized Gain		Unrealized Loss		Fair Value
	(In billions of Won)

Available-for-sale securities:
Debt securities
Korean treasury securities and government agencies	~~W~~	4,197	~~W~~	—	~~W~~	66	~~W~~	4,131
Corporate(1)		685		16		2		699
Financial institutions(2)		7,715		5		78		7,642
Foreign governments		9		—		—		9
Asset-backed securities		43		—		—		43
Other debt securities		—		—		—		—
Subtotal		12,649		21		146		12,524

Marketable equity securities		293		25		13		305

Total available-for-sale securities	~~W~~	12,942	~~W~~	46	~~W~~	159	~~W~~	12,829

Held-to-maturity securities:
Korean treasury securities and government agencies	~~W~~	8,601	~~W~~	7	~~W~~	298	~~W~~	8,310
Corporate(3)		194		—		8		186
Financial institutions(4)		1,972		—		59		1,913
Foreign governments		—		—		—		—
Asset-backed securities		291		—		3		288

Total held-to-maturity securities	~~W~~	11,058	~~W~~	7	~~W~~	368	~~W~~	10,697

	As of December 31, 2008
	Amortized		Gross		Gross
	Cost		Unrealized Gain		Unrealized Loss		Fair Value
	(In billions of Won)

Available-for-sale securities:
Debt securities
Korean treasury securities and government agencies	~~W~~	6,757	~~W~~	223	~~W~~	1	~~W~~	6,979
Corporate(1)		998		126		7		1,117
Financial institutions(2)		6,038		134		12		6,160
Foreign governments		—		—		—		—
Asset-backed securities		145		1		—		146
Other debt securities		—		—		—		—
Subtotal		13,938		484		20		14,402

Marketable equity securities		401		9		6		404

Total available-for-sale securities	~~W~~	14,339	~~W~~	493	~~W~~	26	~~W~~	14,806

Held-to-maturity securities:
Korean treasury securities and government agencies	~~W~~	9,139	~~W~~	245	~~W~~	16	~~W~~	9,368
Corporate(3)		249		3		1		251
Financial institutions(4)		2,980		43		14		3,009
Foreign governments		—		—		—		—
Asset-backed securities		232		5		—		237

Total held-to-maturity securities	~~W~~	12,600	~~W~~	296	~~W~~	31	~~W~~	12,865

(1)	Includes debt securities issued by Korea Electric Power Corporation, which is controlled by the Korean government, in the amount of ~~W~~48 billion as of December 31, 2006, ~~W~~68 billion as of December 31, 2007 and ~~W~~296 billion as of December 31, 2008.

(2)	Includes debt securities issued by the Bank of Korea, the Korea Development Bank and the Industrial Bank of Korea in the aggregate amount of ~~W~~6,667 billion as of December 31, 2006, ~~W~~5,093 billion as of December 31, 2007 and ~~W~~2,878 billion as of December 31, 2008. These financial institutions are controlled by the Korean government.

(3)	Includes debt securities issued by Korea Electric Power Corporation, which is controlled by the Korean government, in the amount of ~~W~~90 billion as of December 31, 2006, ~~W~~120 billion as of December 31, 2007 and ~~W~~160 billion as of December 31, 2008.

(4)	Includes debt securities issued by the Bank of Korea, the Korea Development Bank and the Industrial Bank of Korea in the aggregate amount of ~~W~~2,042 billion as of December 31, 2006, ~~W~~698 billion as of December 31, 2007 and ~~W~~1,005 billion as of December 31, 2008. These financial institutions are controlled by the Korean government.

Derivatives Trading

Until the full-scale launch of our derivative operations in mid-1999, we had been engaged in limited volumes of derivatives trading, mostly on behalf of our customers. Since then, our trading volume significantly increased to ~~W~~149,438 billion in 2006, ~~W~~181,322 billion in 2007 and ~~W~~207,083 billion in 2008. Our net trading revenue from derivatives and foreign exchange contracts for the year ended December 31, 2006, 2007 and 2008 was ~~W~~248 billion, ~~W~~64 billion and ~~W~~36 billion, respectively.

We provide and trade a range of derivatives products, including:

•	Won interest rate swaps, relating to Won interest rate risks;

•	cross-currency swaps, relating to foreign exchange risks, largely for Won against U.S. dollars;

•	foreign exchange forwards, swaps and options, relating to foreign exchange risks; and

•	equity options on the KOSPI index.

Our derivative operations focus on addressing the needs of our corporate clients to hedge their risk exposure and to hedge our risk exposure that results from such client contracts. We also engage in derivative trading activities to hedge the interest rate and foreign currency risk exposures that arise from our own assets and liabilities. A substantial portion of these hedge-purposed derivative contracts, however, do not qualify for hedge accounting under U.S. GAAP and are consequently treated as trading derivatives. In addition, we engage in proprietary trading of derivatives within our regulated open position limits.

The following shows the estimated fair value of our derivatives and foreign exchange spot contracts as of December 31, 2006, 2007 and 2008:

	As of December 31,
	2006				2007				2008
	Estimated		Estimated		Estimated		Estimated		Estimated		Estimated
	Fair Value		Fair Value		Fair Value		Fair Value		Fair Value		Fair Value
	Assets		Liabilities		Assets		Liabilities		Assets		Liabilities
	(In billions of Won)

Foreign exchange spot contracts	~~W~~	—	~~W~~	—	~~W~~	2	~~W~~	2	~~W~~	3	~~W~~	3
Foreign exchange derivatives		968		958		1,130		1,046		6,579		5,785
Interest rate derivatives(1)		177		219		391		640		1,226		1,403
Equity derivatives		26		46		62		134		84		638
Credit derivatives		—		—		—		—		—		10
Commodity derivatives		—		—		3		3		18		17
Others		—		—		2		2		7		10

Total	~~W~~	1,171	~~W~~	1,223	~~W~~	1,590	~~W~~	1,827	~~W~~	7,917	~~W~~	7,866

(1)	Includes those for trading purposes and hedging purposes.

The following table shows the unrealized gains and losses of derivatives held or issued for hedging purposes that qualified for hedge accounting under U.S. GAAP, as of December 31, 2006, 2007 and 2008:

	As of December 31,
	2006				2007						2008
	Unrealized		Unrealized		Unrealized			Unrealized			Unrealized			Unrealized
	Gains		Losses		Gains			Losses			Gains			Losses
	(In billions of Won)

Interest rate derivatives(1)	~~W~~	2	~~W~~	2	~~W~~	18	(2)	~~W~~	18	(2)	~~W~~	56	(3)	~~W~~	83	(3)
Total	~~W~~	2	~~W~~	2	~~W~~	18	(2)	~~W~~	18	(2)	~~W~~	56	(3)	~~W~~	83	(3)

(1)	Includes the unrealized gains and losses of the underlying hedged items.

(2)	Includes losses related to hedge ineffectiveness of ~~W~~224 million as of December 31, 2007.

(3)	Includes losses related to hedge ineffectiveness of ~~W~~27,173 million as of December 31, 2008.

Asset Securitization Transactions

We are active in the Korean asset-backed securities market. Based on our diverse experience with respect to product development and management capabilities relating to asset securitization, we offer customers a wide range of financial products and participate in various asset securitization transactions, including through our subsidiary KB Investment & Securities, to reinforce our position as a leading financial services provider with respect to the asset securitization market. We were involved in asset securitization transactions with an initial aggregate issue amount of ~~W~~6,738 billion in 2006, ~~W~~4,069 billion in 2007 and ~~W~~1,479 billion in 2008, of which ~~W~~3,222 billion, ~~W~~2,168 billion and ~~W~~1,425 billion, respectively, were public offerings of asset-backed securities. Most of these securities were sold to institutional investors through Korean securities houses.

Call Loans

We make call loans and borrow call money in the short-term money market. Call loans are defined as short-term lending among banks and financial institutions either in Won or in foreign currencies with maturities of 90 days or less. Typically, call loans have maturities of one day. As of December 31, 2008, we had made call loans of ~~W~~177 billion and borrowed call money of ~~W~~3,444 billion, compared to ~~W~~1,627 billion and ~~W~~794 billion, respectively, as of December 31, 2007.

Investment Banking

We have focused on selectively expanding our investment banking activities in order to increase our fee income and diversify our revenue base. The main focus of our investment banking operations is project finance and financial advisory services. Our principal investment banking services include:

•	project finance and financial advisory services for social overhead capital projects such as highway, port, power, water and sewage projects;

•	financing and financial advisory services for real estate development projects; and

•	structured finance and venture financing.

In 2008, under Korean GAAP, we generated investment banking revenue of ~~W~~408 billion, consisting of ~~W~~96 billion of interest income and ~~W~~312 billion of fee income.

In March 2008, we acquired 95.8% of the issued and outstanding common stock of Hannuri Investment & Securities Co., Ltd. for ~~W~~266.3 billion, which was renamed KB Investment & Securities Co., Ltd. and became our subsidiary. We believe that the acquisition of KB Investment & Securities has provided us with opportunities to leverage our existing base of small- and medium-sized enterprise and large corporate customers to cross-sell investment banking services, particularly under our financial holding company structure, and we will seek to increase our fee income and diversify our investment banking operations by continuing to take advantage of such opportunities.

International Banking

We engage in various international banking activities, including foreign exchange services and derivatives dealing, import and export-related services, offshore lending, syndicated loans and foreign currency securities investment. These services are provided primarily to our domestic customers and overseas subsidiaries and affiliates of Korean corporations. We also raise foreign currency funds through our international banking operations.

The table below sets forth certain information regarding our foreign currency assets and borrowings:

	As of December 31,
	2006		2007		2008
	(In millions of US$)

Total foreign currency assets	US$	10,211	US$	10,753	US$	12,301
Foreign currency borrowings:
Long-term borrowings		3,771		5,657		4,825
Short-term borrowings		2,088		2,576		4,763

Total borrowings	US$	5,859	US$	8,233	US$	9,588

The table below sets forth our overseas subsidiaries, branches and representative offices currently in operation as of December 31, 2008:

Business Unit(1)	Location

Subsidiaries
Kookmin Bank Hong Kong Ltd.	Hong Kong
Kookmin Bank International Ltd.	United Kingdom
KB Investment & Securities Hong Kong Ltd.	Hong Kong
Branches
Kookmin Bank, Tokyo Branch	Japan
Kookmin Bank, Auckland Branch	New Zealand
Kookmin Bank, New York Branch	United States
Kookmin Bank, Harbin Branch	China
Kookmin Bank, Guangzhou Branch	China
Representative Offices
Kookmin Bank, Almaty Representative Office	Kazakhstan
Kookmin Bank, Ho Chi Minh Representative Office	Vietnam
Kookmin Bank, Kyiv Representative Office	Ukraine

(1)	Does not include subsidiaries and branches in liquidation or dissolution.

Our overseas branches and subsidiaries principally provide Korean companies and nationals in overseas markets with trade financing, local currency funding and foreign exchange services, in conjunction with the operations of our headquarters. In 2008, we opened a branch in Harbin, China.

In December 2003, we invested approximately 121 million Singapore dollars for an approximately 25% interest in Sorak Financial Holdings, which was originally owned by Temasek Holdings, the Singapore government’s investment vehicle. We made this investment as part of a consortium with Temasek and other parties that was formed to bid for a majority interest in Bank Internasional Indonesia, an Indonesian commercial bank, being auctioned by the Indonesian Bank Restructuring Agency. With the capital contributions made by the consortium members, Sorak Financial Holdings acquired an approximately 56% interest in Bank Internasional Indonesia. In March 2008, our board of directors approved the sale of our ownership interest in Sorak Financial Holdings to Malayan Banking Berhad for ~~W~~367 billion, which sale closed in September 2008.

In March 2008, we entered into agreements to acquire shares of JSC Bank CenterCredit, a Kazakhstan bank, and acquired an initial equity stake of 23.0% for approximately ~~W~~528 billion in August 2008. Pursuant to the terms of such agreements, we plan to acquire a controlling stake of 50.1% or more in JSC Bank CenterCredit within 30 months from the closing of our initial investment. In November and December 2008, we acquired additional shares of JSC Bank CenterCredit pursuant to the terms of the agreements described above, and currently hold a 30.5% stake in JSC Bank CenterCredit.

In May 2009, we acquired 132,600 common shares of Khmer Union Bank, a Cambodian bank, for approximately ~~W~~10 billion. As a result, we hold 51% of the voting rights in Khmer Union Bank, which was renamed Kookmin Bank Cambodia PLC.

Trustee and Custodian Services Relating to Investment Trusts and Other Functions

We act as a trustee for 52 asset management companies, which invest in investment assets using funds raised by the sale of beneficiary certificates of investment trusts to investors. We also act as custodian for 129 financial institutions and as fund administrator for 51 financial institutions with respect to various investments, as well as acting as settlement agent in connection with such services. We receive a fee for acting in these capacities and generally perform the following functions:

•	holding assets for the benefit of the investment trusts or institutional investors;

•	receiving and making payments in respect of such investments;

•	acting as settlement agent in respect of such investments on behalf of the investment trust or institutional investors, in the domestic and overseas markets;

•	providing reports on assets held in custody;

•	providing certain foreign exchange services for overseas investment and foreign investors; and

•	providing fund-related administration and accounting services.

For the year ended December 31, 2008, our fee income from our trustee and custodian services was ~~W~~28 billion and revenues collected as a result of administration of the underlying investments were ~~W~~7 billion.

Other Businesses

Trust Account Management Services

Money Trust Management Services

We provide trust account management services for unspecified money trusts, which are trusts the assets of which we generally have broad discretion in investing. We receive fees for our trust account management services consisting of basic fees that are based upon a percentage of the net asset value of the assets under management and, for certain types of trust account operations, performance fees that are based upon the performance of the trust account operations. In 2008, our basic fees ranged from 0.1% to 2.0% of total assets under management depending on the type of trust account. We also charge performance fees with respect to certain types of trust account products. We receive penalty payments when customers terminate their trust accounts prior to the original contract maturity.

We currently provide trust account management services for 24 types of money trusts. The money trusts we manage are generally trusts with a fixed maturity. Approximately half of our money trusts also provide periodic payments of dividends which are added to the assets held in such trusts and not distributed.

Under Korean law, the assets of our trust accounts are segregated from our banking account assets and are not available to satisfy the claims of any of our potential creditors. We are, however, permitted to deposit surplus funds generated by trust assets into our banking accounts.

As of December 31, 2008, the total balance of our money trusts (under Korean GAAP) was ~~W~~9,687 billion. As for unspecified money trust accounts, we have investment discretion over all money trusts, which are pooled and managed jointly for each type of trust account. Specified money trust accounts are established on behalf of individual customers who direct our investment of trust assets.

The following table shows the balances of our money trusts by type as of the dates indicated as determined in accordance with Korean GAAP. Under U.S. GAAP, we consolidate money trusts for which we guaranteed both the principal and a fixed rate of interest. Under Korean GAAP, we consolidate money trusts for which we guaranteed the principal amount invested as well as those for which we guaranteed both the principal and a fixed rate of interest.

	As of December 31,
	2006		2007		2008
	(In billions of Won)

Principal and interest guaranteed trusts	~~W~~	0.3	~~W~~	0.3	~~W~~	0.2
Principal guaranteed trusts		3,301		3,259		3,315
Performance trusts(1)		6,326		5,105		6,372

Total	~~W~~	9,627	~~W~~	8,364	~~W~~	9,687

(1)	Trusts which are primarily non-guaranteed.

The balance of our money trusts increased 15.8% between December 31, 2006 and December 31, 2008.

As of December 31, 2008, the trust assets we managed consisted principally of securities investments and loans from the trust accounts. As of December 31, 2008, under Korean GAAP, our trust accounts had invested in securities in the aggregate amount of ~~W~~5,302 billion, of which ~~W~~4,781 billion was debt securities. Securities investments consist of government-related debt securities, corporate debt securities, including bonds and commercial paper, equity securities and other securities. Loans made by our trust account operations are similar in type to the loans made by our bank account operations. As of December 31, 2008, under Korean GAAP, our trust accounts had made loans in the principal amount of ~~W~~540 billion (excluding loans from the trust accounts to our banking accounts of ~~W~~1,112 billion), which accounted for 5.3% of our money trust assets. Loans by our money trusts are subject to the same credit approval process as loans from our banking accounts. As of December 31, 2008, substantially all loans from our money trust accounts were collateralized or guaranteed.

Our money trust accounts also invest, to a lesser extent, in equity securities, including beneficiary certificates issued by asset management companies. On a Korean GAAP basis, as of December 31, 2008, equity securities in our money trust accounts amounted to ~~W~~521 billion, which accounted for 5.1% of our total money trust assets. Of this amount, ~~W~~462 billion was from specified money trusts and ~~W~~59 billion was from unspecified money trusts.

We currently continue to offer pension-type money trusts that provide a guarantee of the principal amount of the investment. On a Korean GAAP basis, as of December 31, 2008, the balance of the money trusts for which we guaranteed the principal was ~~W~~3,315 billion.

If the income from a money trust for which we provide a guarantee is less than the amount of the payments we have guaranteed, we will need to pay the amount of the shortfall with funds from special reserves maintained with respect to trust accounts followed by basic fees from that money trust and funds from our general banking operations. In 2006, 2007 and 2008 we made no payment from our banking accounts to cover shortfalls in our guaranteed trusts. On a Korean GAAP basis, we derived trust fees with regard to trust account management services (including those fees related to property trust management services) of ~~W~~78 billion in 2006, ~~W~~70 billion in 2007 and ~~W~~58 billion in 2008.

Under the Financial Investment Services and Capital Markets Act, which became effective in February 2009, a bank with a trust business license (such as Kookmin Bank) is permitted to offer both specified money trust account products and unspecified money trust account products. Previously, banks were not permitted to offer unspecified money trust account products pursuant to the Indirect Investment Asset Management Act, which is no longer in effect following the effectiveness of the Financial Investment Services and Capital Markets Act.

Property Trust Management Services

We also offer property trust management services, where we manage non-cash assets in return for a fee. Non-cash assets include mostly securities, but can also include other liquid receivables and real estate. Under these arrangements, we render custodial services for the property in question and collect fee income in return.

In 2008, our property trust fees ranged from 0.001% to 0.3% of total assets under management depending on the type of trust accounts. As of December 31, 2008, the aggregate balance of our property trusts decreased to ~~W~~3,230 billion, compared to ~~W~~5,365 billion as of December 31, 2007.

The property trusts are not consolidated within our U.S. GAAP financial statements.

Investment Trust Management

Through KB Asset Management, we offer investment trust products to customers and manage the funds invested by them in investment trusts. In September 2008, in connection with the “comprehensive stock transfer” under Korean law pursuant to which we were established, ING Insurance International B.V., which previously held a 20% equity interest in KB Asset Management, transferred all of its shares of KB Asset Management common stock to us and in return received shares of our common stock. Following such stock transfer, KB Asset Management became our wholly-owned subsidiary. As of December 31, 2008, KB Asset Management had ~~W~~18,756 billion of assets under management.

Management of the National Housing Fund

Until February 2008, we acted as one of the managers of the National Housing Fund. The National Housing Fund is a government fund that provides financial support to low-income households in Korea by providing mortgage financing and construction loans for projects to build small-sized housing. The operations of the National Housing Fund include providing and managing National Housing Fund loans, issuing National Housing Fund bonds and collecting subscription savings deposits.

In return for managing the operations of the National Housing Fund we received quarterly fund management fees, calculated based on activity levels for the relevant quarter. In 2008, we received total fees of ~~W~~85 billion for managing the National Housing Fund, compared to ~~W~~122 billion in 2007.

The financial accounting for the National Housing Fund is entirely separate from our financial accounting, and the non-performing loans and loan losses of the National Housing Fund, in general, do not impact our financial condition. Regulations and guidelines for managing the National Housing Fund are issued by the Minister of Land, Transport and Maritime Affairs pursuant to the Housing Act.

In February 2008, the Ministry of Land, Transport and Maritime Affairs (formerly the Ministry of Construction and Transportation) designated several financial institutions to manage the National Housing Fund, but we chose not to participate in the bidding process due to the low fees involved. As a result, we are no longer a designated manager of the National Housing Fund and currently only manage pre-existing Fund accounts.

Bancassurance

The Korean government’s liberalization of the bancassurance market in Korea has allowed us to offer insurance products of other institutions since September 2003. We currently market a wide range of bancassurance products and hope to develop additional fee-based revenues by expanding our offering of these products.

Currently, our bancassurance business has alliances with 16 life insurance companies (including our subsidiary, KB Life Insurance) and 9 non-life insurance companies and offers 54 different products through our branch network. These products are composed of 35 types of life insurance policies such as annuities, savings insurance and variable life insurance, and 19 types of non-life insurance products. In 2008, our commission income from our bancassurance business amounted to ~~W~~170 billion.

Distribution Channels

Banking Branch Network

As of December 31, 2008, Kookmin Bank operated a network of 1,245 branches and sub-branches in Korea, which was the largest branch network among Korean commercial banks. An extensive branch network is important to attracting and maintaining retail customers, who use branches extensively and value convenience. We believe that our extensive branch network in Korea and retail customer base provide us with a source of stable and relatively low cost funding. Approximately 40% of our branches and sub-branches are located in Seoul, and approximately 24% of its branches are located in the six next largest cities. The following table presents the geographical distribution of our branch network in Korea as of December 31, 2008:

	Number of
Area	Branches	Percentage

Seoul	489	39.3%
Six largest cities (other than Seoul)	291	23.4
Other	465	37.3

Total	1,245	100.0%

In addition, we have continued to implement the specialization of our branch functions. Of our branch network as of December 31, 2008, 108 branches were dedicated exclusively to handling corporate transactions and providing comprehensive services to its corporate customers (including eight branches that primarily handled large corporate banking).

In order to support our branch network, we have established an extensive network of automated banking machines, which are located in branches and in unmanned outlets known as “autobanks.” These automated banking machines consist of ATMs, cash dispensers and passbook printers. As of December 31, 2008, we had 9,782 ATMs, 2 cash dispensers and 108 passbook printers.

We have actively promoted the use of these distribution outlets in order to provide convenient service to customers, as well as to maximize the marketing and sales functions at the branch level, reduce employee costs and improve profitability. The following table sets forth information, for the periods indicated, regarding the number of transactions and the fee revenue of our ATMs, including those that only dispense cash:

	For the Year Ended December 31,
	2006		2007		2008

Number of transactions (millions)		675		676		638
Fee revenue (in billions of Won)	~~W~~	89	~~W~~	83	~~W~~	89

Other Distribution Channels

The following table sets forth information under Korean GAAP, for the periods indicated, on the number of users and transactions and the fee revenue of the other distribution channels for our retail and corporate banking customers, which are discussed below:

	For the Year Ended December 31,
	2006		2007		2008

Internet banking:
Number of users(1)		6,050,196		7,499,609		8,623,482
Number of transaction (thousands)		1,099,105		1,388,371		1,636,511
Fee revenue (in millions of Won)	~~W~~	29,850	~~W~~	21,864	~~W~~	21,548
Phone banking:
Number of users(2)		2,704,385		3,241,553		3,702,997
Number of transaction (thousands)		309,174		315,433		309,032
Fee revenue (in millions of Won)	~~W~~	19,672	~~W~~	12,681	~~W~~	11,299

(1)	Number of users is defined as the total cumulative number of persons who have registered through our branch offices to use our Internet banking services.

(2)	Number of users is defined as the total cumulative number of persons who have registered through our branch offices to use our phone banking services.

In March 2007, we reduced or waived many of the fees we charge on our banking services, in response to customer demand. Specifically, we reduced or waived our fees on fund transfers through our Internet, mobile and telephone banking services, as well as on transfers and after-hour withdrawals through ATMs. We also reduced our wire transfer fees and eliminated the fees we charge on issuance of bankers’ checks and certain tax-related statements.

Internet Banking

Our goal is to consolidate our position as a market leader in on-line banking. Our Internet banking services currently include:

•	basic banking services, including fund transfers, balance and transaction inquiries, credit card transaction inquiries, pre-set automatic transfers, product inquiries and on-line bill payments;

•	processing of loan applications, which allows us to quickly process and approve on-line loan applications; and

•	electronic certification services, which permit our Internet banking service users to authenticate transactions on a confidential basis through digital signatures.

Phone Banking

We offer a variety of phone banking services, including inter-account fund transfers, balance and transaction inquiries, credit card transaction inquiries, customer service inquiries and bill payments. We also have call centers, which we primarily use to:

•	advise clients with respect to deposits, loans and credit cards and to provide our customers a way to report any emergencies with respect to their accounts;

•	allow our customers to conduct transactions with respect to their accounts, such as transfers or payments, opening or closing accounts, processing loans through automated systems and conducting credit card transactions;

•	conduct telemarketing to our customers or potential customers to advertise products or services through phone, fax or text messaging; and

•	provide automated banking services, mobile services or other services relating to affinity programs.

Mobile Banking

Mobile banking services allow customers to use mobile phones and devices to make inter-account transfers and balance and other transaction inquiries. There are currently three mobile phone service providers in Korea, SK Telecom, KTF, and LG Telecom, and we provide our services in association with all three. Our mobile banking services currently include:

•	basic banking services, including fund transfers and balance and transaction inquiries;

•	mobile stock trading, though which mobile banking customers can use their mobile phone to trade stocks; and

•	a mobile lottery purchasing service.

Other Channels

We provide cash management services, which include automatic transfers, connection services to other financial institutions, real-time firm banking, automatic fund concentration and transmittal of trading information. We have continued to develop our firm banking services and, as of December 31, 2008, we provided cash management services to over 1,200 large corporations and small- and medium-sized enterprises.

Competition

We compete principally with other financial institutions in Korea, including other financial holding companies and nationwide commercial banks, as well as regional banks, development banks, specialized banks and branches of foreign banks operating in Korea and installment finance corporations for mortgage loan products. We also compete for customer funds with other types of financial service institutions, including savings institutions (such as mutual savings and finance companies and credit unions and credit cooperatives), investment institutions (such as merchant banking corporations), life insurance companies and securities companies. Competition in the domestic banking industry is generally based on the types and quality of the products and services offered, including the size and location of retail networks, the level of automation and interest rates charged and paid.

Competition has increased significantly in our traditional core businesses, retail banking, small- and medium-sized enterprise banking and credit card lending, contributing to some extent to the asset quality deterioration in retail and small-and medium-sized loans. As a result, our margins on lending activities may decrease in the future.

In addition, general regulatory reforms in the Korean financial industry have increased competition among banks and financial institutions in Korea. We expect that competition within the Korean financial industry may intensify as a result of the Financial Investment Services and Capital Markets Act enacted in July 2007, which became effective in February 2009. See “Item 3D. Risk Factors — Risks relating to government regulation and policy — The Financial Investment Services and Capital Markets Act may intensify competition in the Korean financial industry.” As the reform of the financial sector continues, foreign financial institutions, some with greater resources than us, have entered, and may continue to enter, the Korean market either by themselves or in partnership with existing Korean financial institutions and compete with us in providing financial and related services.

In addition, the Korean financial industry is undergoing significant consolidation. A number of significant mergers and acquisitions in the industry have taken place in Korea during the last five years, including the establishment of financial holding companies, which have reduced the number of nationwide commercial banks in Korea from 16 as of December 31, 1997, to six banks and four financial holding companies as of December 31, 2008. Furthermore, a number of significant mergers and acquisitions in the industry have taken place in Korea over the last few years, including the acquisition of Koram Bank by an affiliate of Citibank in 2004, Standard Chartered Bank’s acquisition of Korea First Bank in April 2005 and Chohung Bank’s merger with Shinhan Bank in April 2006. Merger and acquisition activity in the Korean financial industry may continue, and we intend to review potential acquisition opportunities as they arise. We cannot guarantee that we will not be involved in any future mergers or acquisitions. In addition, some of the financial services providers resulting from these mergers may, by virtue of the increased size, provide significantly greater competition than what exists at present.

For additional information, you should read the section entitled “Item 3D. Risk Factors — Risks relating to competition.”

Information Technology

Pursuant to our establishment as a financial holding company, we are implementing various IT system-related initiatives and upgrades at the group and subsidiary level. We believe that continuous improvement of our IT systems is crucial in supporting our operations and management and providing high-quality customer service. Accordingly, we continue to upgrade and improve our systems through various activities, including projects to develop next generation banking systems for Kookmin Bank, further strengthen system security and timely develop and implement various new IT systems and services (including group-wide software) that support our business operations and risk management activities.

Our mainframe-based banking and credit card IT systems are designed to ensure continuity of services even where there is a failure of the host data center due to a natural disaster or other accidents by utilizing backup systems in disaster recovery data centers. In addition, through the implementation of Parallel Sysplex, a “multi-CPU system,” our bank and credit card systems are designed and operated to be able to process transactions without material interruption in the event of CPU failure.

The integrity of our IT systems, and their ability to withstand potential catastrophic events (such as natural calamities and internal system failures), are crucial to our continuing operations. We currently test our disaster recovery systems on a quarterly basis. For additional information, see “Item 11. Quantitative and Qualitative Disclosures about Market Risk — Operational Risk Management.”

In 2008, we spent approximately ~~W~~500 billion for our IT systems, including expenses related to the construction of a new IT center that utilizes “green” technology, development and implementation of a next generation Internet banking system, a combined quality control system and customer information leakage prevention systems, as well as conversion of our internal “Wise-Net” knowledge portal to a group-wide level. As of December 31, 2008, we employed a total of approximately 980 full-time employees in our IT operations.

Assets and Liabilities

The tables below set out selected financial highlights regarding our banking operations and individual assets and liabilities.

Loan Portfolio

As of December 31, 2008, our total loan portfolio increased to ~~W~~199,637 billion compared to ~~W~~172,189 billion at December 31, 2007. As of December 31, 2008, 94.0% of our total loans were Won-denominated loans.

Loan Types

The following table presents loans by type for the periods indicated. Except where we specify otherwise, all loan amounts stated below are before deduction of allowance for loan losses. Total loans reflect our loan portfolio, including past due amounts.

	As of December 31,
	2004		2005		2006		2007		2008
	(In billions of Won)

Domestic:
Corporate
Commercial and industrial(1)	~~W~~	38,427	~~W~~	39,636	~~W~~	48,183	~~W~~	60,945	~~W~~	75,140
Construction		4,459		5,025		6,504		8,843		10,052
Other corporate		771		1,496		1,409		1,797		2,951
Retail
Mortgage and home equity		57,965		59,143		63,982		65,819		69,924
Other consumer		25,963		23,114		21,589		23,020		27,592
Credit cards		9,421		8,369		8,955		10,429		11,523

Total domestic		137,006		136,783		150,622		170,853		197,182

Foreign:
Corporate
Commercial and industrial		1,118		1,229		781		1,336		2,455

Total foreign		1,118		1,229		781		1,336		2,455

Total gross loans	~~W~~	138,124	~~W~~	138,012	~~W~~	151,403	~~W~~	172,189	~~W~~	199,637

(1)	Commercial and industrial loans include ~~W~~335 billion, ~~W~~222 billion, ~~W~~400 billion, ~~W~~314 billion and ~~W~~19 billion of loans to the Korean government and government related agencies (including the Korea Deposit Insurance Corporation) as of December 31, 2004, 2005, 2006, 2007 and 2008, respectively.

Loan Concentrations

On a consolidated basis, our exposure to any single borrower or any single chaebol is limited by law to 20% and 25%, respectively, of our “net aggregate equity capital,” as defined under the Enforcement Decree of the

Financial Holding Companies Act. See “— Supervision and Regulation — Principal Regulations Applicable to Financial Holding Companies — Financial Exposure to Any Individual Customer and Major Shareholder.” In addition, Kookmin Bank limits its exposure to any single borrower to 10% of its total Tier I and Tier II capital, depending on their rating under its credit scoring system. Kookmin Bank also limits its exposure to any single chaebol to 20.0% of its total Tier I and Tier II capital (less any capital deductions).

20 Largest Exposures by Borrower

As of December 31, 2008, our 20 largest exposures totaled ~~W~~22,025 billion and accounted for 8.7% of our total exposures. The following table sets forth, as of December 31, 2008, our total exposures to these top 20 borrowers:

													Amounts
	Loans								Guarantees				Classified as
	Won		Foreign		Equity		Debt		and		Total		Impaired
Company	Currency		Currency		Securities		Securities		Acceptances		Exposures		Loans
	(In billions of Won)

Bank of Korea	~~W~~	0	~~W~~	0	~~W~~	0	~~W~~	3,049	~~W~~	0	~~W~~	3,049	~~W~~	0
Hyundai Heavy Industries		0		0		10		0		1,950		1,960		0
Samsung Heavy Industries		0		0		9		0		1,806		1,815		0
The Korea Development Bank		13		0		0		1,404		0		1,417		0
Shinhan Bank		0		0		0		1,385		0		1,385		0
Industrial Bank of Korea		0		0		3		1,146		0		1,149		0
Woori Bank		70		0		0		1,066		0		1,136		0
Korea Deposit Insurance Corporation		0		0		0		970		0		970		0
Daewoo Shipbuilding & Marine Engineering		0		0		2		0		956		958		0
Korea National Housing Corporation		209		0		0		674		50		933		0
Kia Motors		324		466		0		102		39		931		0
Korea Exchange Bank		0		0		0		893		0		893		0
LG Electronics		0		688		6		104		0		798		0
Korea Express Way Corporation		100		131		6		532		0		769		0
Hana Bank		0		24		0		639		0		663		0
Korea Gas Corporation		0		24		0		634		0		658		0
Shinsegae — Emart		100		531		0		17		3		651		0
NongHyup		13		32		0		604		0		649		0
Korea Land Corporation		0		0		0		622		0		622		0
LG Display		0		613		6		0		0		619		0
Total	~~W~~	829	~~W~~	2,509	~~W~~	42	~~W~~	13,841	~~W~~	4,804	~~W~~	22,025	~~W~~	0

As of December 31, 2008, seven of these top 20 borrowers were companies belonging to the 43 largest chaebols in Korea.

Exposure to Chaebols

As of December 31, 2008, 8.7% of our total exposure was to the 43 largest chaebols in Korea. The following table shows, as of December 31, 2008, our total exposures to the ten chaebol groups to which we have the largest exposure:

													Amounts
	Loans								Guarantees				Classified as
	Won		Foreign		Equity		Debt		and		Total		Impaired
Chaebol	Currency		Currency		Securities		Securities		Acceptances		Exposures		Loans
	(In billions of Won)

Samsung(1)	~~W~~	581	~~W~~	261	~~W~~	32	~~W~~	46	~~W~~	2,233	~~W~~	3,153	~~W~~	0
Hyundai Motors(2)		1,160		810		11		201		319		2,501		0
Hyundai Heavy Industries(3)		5		0		13		0		1,969		1,987		0
LG(4)		164		1,553		19		135		47		1,918		0
Daewoo Shipbuilding & Marine Engineering(5)		70		0		2		0		964		1,036		0
Kumho Asiana(6)		819		38		98		22		30		1,007		0
SK(7)		278		410		12		49		188		937		0
Hanjin(8)		346		333		2		0		103		784		0
Shinsegae(9)		150		531		0		17		6		704		0
Doosan(10)		122		180		5		23		301		631		0
Total	~~W~~	3,695	~~W~~	4,116	~~W~~	194	~~W~~	493	~~W~~	6,160	~~W~~	14,658	~~W~~	0

(1)	Includes principally Samsung Electronics Co., Ltd., Samsung Corporation and Samsung Heavy Industries Co., Ltd.

(2)	Includes principally Hyundai Motor Company Co., Ltd., Kia Motors Corporation and INI Steel Company.

(3)	Includes principally Hyundai Heavy Industries Co., Ltd. and Hyundai Mipo Dockyard Co., Ltd.

(4)	Includes principally LG Electronics Inc., LG Display Co., Ltd. and LG Petrochemical Co., Ltd.

(5)	Includes principally Daewoo Shipbuilding & Marine Engineering Co., Ltd., Shinhan Machinery Co. Ltd. and DSEC Co., Ltd.

(6)	Includes principally Korea Integrated Freight Terminal Co., Ltd., Kumho Industrial Co., Ltd. and Asiana Airlines.

(7)	Includes principally SK Corporation, SK Telecom Co., Ltd. and SK Shipping Co., Ltd.

(8)	Includes principally Hanjin Shipping Co., Ltd., Korean Air Lines Co., Ltd. and Hanjin Corporation.

(9)	Includes principally Shinsegae Co., Ltd., Shinsegae International Co., Ltd. and Chosun Hotel Bakery Co., Ltd.

(10)	Includes principally Doosan Co., Ltd. Doosan Heavy Co., Ltd. and Doosan Infracore Co., Ltd

Loan Concentration by Industry

The following table shows the aggregate balance of our domestic and foreign corporate loans, by industry concentration, as of December 31, 2008:

	Aggregate Loan		Percentage of
Industry	Balance		Total Loan Balance
	(In billions of Won)

Manufacturing	~~W~~	26,432	29.2%
Retail and wholesale		13,021	14.4
Hotel, leisure or transportation		9,442	10.4
Real estate		19,671	21.7
Construction		10,071	11.1
Finance and insurance		3,132	3.5
Other		8,829	9.7
Total	~~W~~	90,598	100.0%

Loan Concentration by Size of Loans

The following table shows the aggregate balances of our loans, by outstanding loan amount, as of December 31, 2008:

	Aggregate Loan		Percentage of
	Balance		Total Loan Balance
	(In billions of Won)

Commercial and industrial loans
Up to ~~W~~10 million	~~W~~	201	0.1%
Over ~~W~~10 million to ~~W~~50 million		3,225	1.6
Over ~~W~~50 million to ~~W~~100 million		4,043	2.0
Over ~~W~~100 million to ~~W~~500 million		18,369	9.2
Over ~~W~~500 million to ~~W~~1 billion		8,860	4.4
Over ~~W~~1 billion to ~~W~~5 billion		14,338	7.2
Over ~~W~~5 billion to ~~W~~10 billion		3,965	2.0
Over ~~W~~10 billion to ~~W~~50 billion		11,360	5.7
Over ~~W~~50 billion to ~~W~~100 billion		5,490	2.8
Over ~~W~~100 billion		5,289	2.6

Sub-total		75,140	37.6

Construction loans
Up to ~~W~~10 million	~~W~~	32	0.0%
Over ~~W~~10 million to ~~W~~50 million		293	0.1
Over ~~W~~50 million to ~~W~~100 million		378	0.2
Over ~~W~~100 million to ~~W~~500 million		1,525	0.8
Over ~~W~~500 million to ~~W~~1 billion		744	0.4
Over ~~W~~1 billion to ~~W~~5 billion		1,124	0.6
Over ~~W~~5 billion to ~~W~~10 billion		411	0.2
Over ~~W~~10 billion to ~~W~~50 billion		2,605	1.3
Over ~~W~~50 billion to ~~W~~100 billion		1,650	0.8
Over ~~W~~100 billion		1,290	0.6

Sub-total		10,052	5.0

Other corporate loans
Up to ~~W~~10 million	~~W~~	11	0.0%
Over ~~W~~10 million to ~~W~~50 million		124	0.1
Over ~~W~~50 million to ~~W~~100 million		200	0.1
Over ~~W~~100 million to ~~W~~500 million		818	0.4
Over ~~W~~500 million to ~~W~~1 billion		400	0.2
Over ~~W~~1 billion to ~~W~~5 billion		694	0.3
Over ~~W~~5 billion to ~~W~~10 billion		309	0.2
Over ~~W~~10 billion to ~~W~~50 billion		395	0.2

Sub-total		2,951	1.5

	Aggregate Loan		Percentage of
	Balance		Total Loan Balance
	(In billions of Won)

Credit cards
Up to ~~W~~10 million	~~W~~	9,781	4.9%
Over ~~W~~10 million to ~~W~~50 million		552	0.3
Over ~~W~~50 million to ~~W~~100 million		24	0.0
Over ~~W~~100 million to ~~W~~500 million		139	0.1
Over ~~W~~500 million to ~~W~~1 billion		135	0.1
Over ~~W~~1 billion to ~~W~~5 billion		341	0.2
Over ~~W~~5 billion to ~~W~~10 billion		75	0.0
Over ~~W~~10 billion to ~~W~~50 billion		219	0.1
Over ~~W~~50 billion to ~~W~~100 billion		136	0.1
Over ~~W~~100 billion		121	0.1

Sub-total		11,523	5.9

Mortgage and home equity loans
Up to ~~W~~10 million	~~W~~	1,539	0.8%
Over ~~W~~10 million to ~~W~~50 million		17,478	8.8
Over ~~W~~50 million to ~~W~~100 million		19,594	9.8
Over ~~W~~100 million to ~~W~~500 million		30,197	15.1
Over ~~W~~500 million to ~~W~~1 billion		1,046	0.5
Over ~~W~~1 billion to ~~W~~5 billion		70	0.0
Over ~~W~~5 billion to ~~W~~10 billion		—	—
Over ~~W~~10 billion to ~~W~~50 billion		—	—

Sub-total		69,924	35.0%

Other consumer loans
Up to ~~W~~10 million	~~W~~	7,276	3.6%
Over ~~W~~10 million to ~~W~~50 million		11,165	5.6
Over ~~W~~50 million to ~~W~~100 million		2,940	1.5
Over ~~W~~100 million to ~~W~~500 million		5,205	2.6
Over ~~W~~500 million to ~~W~~1 billion		731	0.4
Over ~~W~~1 billion to ~~W~~5 billion		268	0.1
Over ~~W~~5 billion to ~~W~~10 billion		7	0.0

Sub-total		27,592	13.8%

Foreign commercial and industrial loans
Up to ~~W~~10 million	~~W~~	—	0.0%
Over ~~W~~10 million to ~~W~~50 million		3	0.0
Over ~~W~~50 million to ~~W~~100 million		7	0.0
Over ~~W~~100 million to ~~W~~500 million		73	0.0
Over ~~W~~500 million to ~~W~~1 billion		74	0.0
Over ~~W~~1 billion to ~~W~~5 billion		605	0.3
Over ~~W~~5 billion to ~~W~~10 billion		230	0.1
Over ~~W~~10 billion to ~~W~~50 billion		1,133	0.6
Over ~~W~~50 billion to ~~W~~100 billion		166	0.1
Over ~~W~~100 billion		164	0.1

Sub-total		2,455	1.2

Total	~~W~~	199,637	100.0%

Maturity Analysis

We typically roll over our working capital loans and consumer loans (other than those payable in installments) after we conduct our normal loan review in accordance with our loan review procedures. Working capital loans may be extended on an annual basis for an aggregate term of three years and consumer loans may be extended for another term of up to 12 months for an aggregate term of ten years.

The following table sets out the scheduled maturities (time remaining until maturity) of our loan portfolio as of December 31, 2008. The amounts disclosed are before deduction of allowance for loan losses:

			Over 1 Year
			But not More
	1 Year or Less		Than 5 Years		Over 5 Years		Total
	(In billions of Won)

Domestic:
Corporate
Commercial and industrial	~~W~~	50,149	~~W~~	20,095	~~W~~	4,896	~~W~~	75,140
Construction		7,083		2,897		72		10,052
Other corporate		2,951		—		—		2,951

Total corporate		60,183		22,992		4,968		88,143
Retail
Mortgage and home equity		10,601		14,477		44,846		69,924
Other consumer		19,296		6,564		1,732		27,592

Total retail		29,897		21,041		46,578		97,516
Credit cards		10,013		1,496		14		11,523

Total domestic		100,093		45,529		51,560		197,182
Foreign:
Corporate
Commercial and industrial		792		957		706		2,455

Total foreign		792		957		706		2,455

Total gross loans	~~W~~	100,885	~~W~~	46,486	~~W~~	52,266	~~W~~	199,637

Interest Rate Sensitivity

The following table shows, as of December 31, 2008, the total amount of loans due after one year, which have fixed interest rates and variable or adjustable interest rates:

	As of December 31,
	2008
	(In billions of Won)

Fixed rate(1)	~~W~~	3,240
Variable or adjustable rates(2)		95,512

Total gross loans	~~W~~	98,752

(1)	Fixed rate loans are loans for which the interest rate is fixed for the entire term.

(2)	Variable or adjustable rate loans are loans for which the interest rate is not fixed for the entire term.

For additional information regarding our management of interest rate risk, see “Item 11. Quantitative and Qualitative Disclosures about Market Risk — Market Risk Management — Market Risk Management for Non-Trading Activities.”

Credit Exposures to Companies in Workout or Court-Supervised Restructuring

Workout is a voluntary procedure through which we, together with borrowers and other creditors, restructure a borrower’s credit terms. On July 18, 2001, the National Assembly of Korea adopted the Corporate Restructuring Promotion Act, which became effective in September 2001 and expired on December 31, 2005. The Act applied to more than 420 financial institutions in Korea, which include commercial banks, insurance companies, asset management companies, securities companies, merchant banks, the Korea Deposit Insurance Corporation and the Korea Asset Management Corporation. Under the Corporate Restructuring Promotion Act, all creditor financial institutions of a financially troubled borrower were required to participate in a creditors’ committee to prepare a restructuring plan. The approval of creditor financial institutions holding not less than two-thirds of the total debt outstanding of a borrower (as well as 75% of the total outstanding secured debt, if the restructuring plan includes debt restructuring) finalized the borrower’s restructuring plan, including debt restructuring and provision of additional funds. Once approved, the plan was also binding on all the creditor financial institutions of the borrower. Any creditor financial institution that disagreed with the final restructuring plan approved by the creditors’ committee had the right to request the creditors’ committee to purchase its claims at a mutually agreed price. In the event that the creditors’ committee and the dissenting creditor financial institution failed to come to an agreement on the terms of purchase, a coordination committee consisting of seven experts would be set up to resolve the matter.

As the Corporate Restructuring Promotion Act expired on December 31, 2005 and no other law replacing this Act or with similar effect was enacted, the Korean government presented an amendment bill to extend the effective term of the Corporate Restructuring Promotion Act until December 31, 2010 to the National Assembly of Korea. In July 2007, the National Assembly of Korea, instead of passing such amendment bill, adopted a new Corporate Restructuring Promotion Act, or the New Corporate Restructuring Promotion Act, which became effective in November 2007. The New Corporate Restructuring Promotion Act contains provisions almost identical to those in the Corporate Restructuring Promotion Act. The main differences between the Corporate Restructuring Promotion Act and the New Corporate Restructuring Promotion Act are: (i) when debts are converted into shares of the borrower in the process of restructuring, the Corporate Restructuring Promotion Act required that a transferee of any such shares agree to be bound by the terms of the restructuring, whereas under the New Corporate Restructuring Promotion Act, such requirement does not apply if a transferor of such shares holds more than 50% plus one share of the total voting shares of the borrower after such transfer; (ii) under the New Corporate Restructuring Promotion Act, creditor financial institutions are no longer required to perform periodic assessments of credit risks of the borrower; and (iii) under the New Corporate Restructuring Promotion Act, creditor financial institutions are no longer required to advise a borrower which is likely to show “signs of insolvency” (as determined by such borrower’s principal creditor financial institution following a credit risk assessment) to take measures to improve its business management, as was the case under the Corporate Restructuring Promotion Act.

The New Corporate Restructuring Promotion Act is scheduled to expire on December 31, 2010. However, so far as a creditor financial institution gives notice to convene a meeting of the creditors’ committee regarding a restructuring of a borrower prior to December 31, 2010, the New Corporate Restructuring Promotion Act will continue to apply to such restructuring until it is completed or discontinued. The New Corporate Restructuring Promotion Act provides that any restructuring begun under the Corporate Restructuring Promotion Act will be deemed to continue under the New Corporate Restructuring Promotion Act.

Currently, all of our workout loans are managed by Kookmin Bank’s Corporate Restructuring Department. Upon approval of the workout plan, a credit exposure is initially classified as precautionary or lower and thereafter cannot be classified higher than precautionary with limited exceptions. If a corporate borrower is in workout or court-supervised restructuring, we take the status of the borrower into account in valuing our loans to and collateral from that borrower for purposes of establishing our allowances for loan losses.

The Law Concerning Credit Restoration and Bankruptcy was enacted on March 31, 2005 and became effective on April 1, 2006. After the Law Concerning Credit Restoration and Bankruptcy became effective, each of the Company Reorganization Act, the Composition Act, the Bankruptcy Act and the Individual Debtor Recovery Act was abolished. The Law Concerning Credit Restoration and Bankruptcy contains notable changes to previously existing corporate reorganization and composition procedures, including nullification of the composition procedures currently in place and the modification of reorganization procedures, whereby existing management would continue to oversee a company’s reorganization process (except that the court would be empowered to appoint a third-party receiver under certain circumstances). Notwithstanding this legislative change, any composition or company reorganization proceedings that were pending at the time the new law became effective will continue to be governed under the Composition Act and the Company Reorganization Act, respectively.

A portion of our loans to and debt securities of corporate customers are currently in workout or court-supervised restructuring. As of December 31, 2008, ~~W~~291 billion or 0.1% of our total loans and debt securities were in workout or court-supervised restructuring. This included ~~W~~81 billion of loans to and debt securities of large corporate borrowers and ~~W~~210 billion of loans to and debt securities of small- and medium-sized enterprises.

The following table shows, as of December 31, 2008, our ten largest exposures that were in workout or court-supervised restructuring:

													Amounts
	Loans								Guarantees				Classified as
	Won		Foreign		Equity		Debt		and		Total		Impaired
Company	Currency		Currency		Securities		Securities		Acceptances		Exposures		Loans
	(In billions of Won)

Korea Non-Bank Lease Financing Co., Ltd.	~~W~~	27	~~W~~	5	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	32	~~W~~	32
Daewoo Electronics Corp		12		2		1		—		3		18		15
Pantech & Curitel Communications, Inc.		15		—		1		—		—		16		15
Pantech Co., Ltd.		11		—		—		—		—		11		11
Soosung Special Vehicles Co., Ltd.		8		—		—		—		—		8		8
Innochem Co., Ltd.		7		—		—		—		—		7		7
Baekchun Medical Foundation		6		—		—		—		—		6		6
Woo Am Paint & Coating Co., Ltd.		6		—		—		—		—		6		6
Taesung Industry Co., Ltd.		6		—		—		—		—		6		6
Heungup Department Store Co., Ltd.		6		—		—		—		—		6		6
Total	~~W~~	104	~~W~~	7	~~W~~	2	~~W~~	—	~~W~~	3	~~W~~	116	~~W~~	112

Provisioning Policy

We base our provisioning on the following loan classifications that classify corporate and consumer loans, with the exception of credit card receivables which are classified based on the number of days past due, as required by the Financial Services Commission:

Loan Classification	Loan Characteristics

Normal	Loans made to customers whose financial position, future cash flows and nature of business are deemed financially sound. No problems in recoverability are expected.
Precautionary	Loans made to customers whose financial position, future cash flows and nature of business show potential weakness, although there is no immediate risk of non-repayment.
Substandard	Loans to customers whose adverse financial position, future cash flows and nature of business have a direct effect on the repayment of the loan.
Doubtful	Loans to customers whose financial position, future cash flows and nature of business are so weak that significant risk exists in the recoverability of the loan to the extent the outstanding amount exceeds any collateral pledged.
Estimated loss	Loans where write-off is unavoidable.

We consider the following corporate loans to be impaired loans:

•	loans classified as “substandard” or below according to the Financial Services Commission’s asset classification guidelines;

•	loans that are over 30 days past due;

•	loans to companies that have received a warning from the Korea Federation of Banks indicating that the company has exhibited difficulties in making timely payments of principal and interest; and

•	loans which are “troubled debt restructurings” as defined under U.S. GAAP.

We establish loan loss allowances for corporate loans based on whether a particular loan is identified as impaired or not. Loan loss allowances are established for impaired loans, in general, by discounting the estimated future cash flow (both principal and interest) we expect to receive on such loans. Where the entire impaired loan or a portion of the impaired loan is secured by collateral or a guarantee, the fair value of the collateral or the guarantee payment is considered in establishing the level of the allowance. Alternatively, for impaired loans that are considered collateral-dependent, the amount of impairment is determined by reference to the fair value of the collateral. In addition, for certain foreign corporate loans that are considered impaired, the fair value is determined by reference to observable market prices, when available. We also establish allowances for losses for corporate loans that have not been individually identified as impaired. These allowances are based on historical migration and loss information.

The following table sets out, at the dates indicated, the percentage of our impaired corporate loans covered by loan loss allowances, based on their loan classification:

	As of December 31,
	2004	2005	2006	2007	2008
	(Percentages)

Normal	3.8%	6.6%	4.9%	11.6%	15.0%
Precautionary	9.7	8.3	41.0	44.8	22.4
Substandard	21.9	23.2	21.2	24.0	44.6
Doubtful	77.7	74.0	58.7	66.2	70.9
Estimated loss	89.9	92.2	93.3	93.1	91.1

For consumer loans, we establish loan loss allowances based on historical performance, previous loan loss history and charge-off information. Additional factors that management considers when establishing reserves for homogeneous pools of consumer loans include, but are not limited to, economic events, delinquencies and changes in underwriting and credit monitoring policies.

The actual amount of incurred credit losses may vary from loss estimates due to changing economic conditions or changes in industry or geographic concentrations. We have procedures in place to monitor differences between estimated and actual incurred credit losses, which include detailed periodic assessments by senior management of both individual loans and credit portfolios and the use of models to estimate incurred credit losses in those portfolios.

We regularly evaluate the adequacy of the overall allowance for credit losses and we believe that the allowance for credit losses reflects our best estimate of probable credit losses as of each balance sheet date.

Loan Aging Schedule

The following table shows our loan aging schedule (excluding accrued interest) as of the dates indicated:

										Amount Past
				Amount Past			Amount Past			Due More
As of	Normal			Due 1-3			Due 3-6			Than			Total
December 31,	Amount		%	Months		%	Months		%	6 Months		%	Amount
	(In billions of Won, except percentages)

2006	~~W~~	148,723	98.2%	~~W~~	537	0.4%	~~W~~	302	0.2%	~~W~~	1,841	1.2%	~~W~~	151,403
2007		170,340	98.9		510	0.3		316	0.2		1,023	0.6		172,189
2008		197,870	99.1		699	0.4		413	0.2		655	0.3		199,637

Non-Accrual Loans and Past Due Accruing Loans

We generally place loans on non-accrual status when payments of interest and/or principal become past due by one day. We no longer recognize interest on these loans from the date the loan is placed on non-accrual status. We reclassify loans as accruing when interest and principal payments are up-to-date and future payments of principal and interest are reasonably assured. We generally do not recognize interest income on non-accrual loans unless collected.

Interest foregone is the interest due on non-accrual loans that has not been accrued in our books of account. For the year ended December 31, 2008, we would have recorded gross interest income of ~~W~~413 billion compared to ~~W~~379 billion for the year ended December 31, 2007 and ~~W~~484 billion for the year ended December 31, 2006 on loans accounted for on a non-accrual basis throughout the year, or since origination for loans held for part of the year, had we not foregone interest on those loans. The amount of interest income on those loans that was included in our net income for the years ended December 31, 2006, 2007 and 2008 was ~~W~~340 billion, ~~W~~285 billion and ~~W~~338 billion, respectively.

The category “accruing but past due one day” includes loans which are still accruing interest but on which principal or interest payments are contractually past due one day or more. We continue to accrue interest on loans that are fully secured by cash on deposit or on which there are financial guarantees from the government, Korea Deposit Insurance Corporation or certain financial institutions.

The following table shows, at the dates indicated, the amount of loans that were placed on a non-accrual basis and accruing loans which were past due one day or more:

	As of December 31,
	2004		2005		2006		2007		2008
	(In billions of Won)

Loans accounted for on a non-accrual basis
Corporate	~~W~~	2,975	~~W~~	2,818	~~W~~	1,875	~~W~~	1,319	~~W~~	1,986
Consumer		6,590		5,271		4,416		3,557		3,669

Sub-total		9,565		8,089		6,291		4,876		5,655

Accruing loans which are contractually past due one day or more as to principal or interest
Corporate(1)		91		111		60		51		313
Consumer		1,020		1,198		688		281		226

Sub-total		1,111		1,309		748		332		539

Total	~~W~~	10,676	~~W~~	9,398	~~W~~	7,039	~~W~~	5,208	~~W~~	6,194

(1)	Includes accruing corporate loans which are contractually past due 90 days or more in the amount of ~~W~~11 billion, ~~W~~22 billion, ~~W~~5 billion, ~~W~~4 billion and ~~W~~20 billion as of December 31, 2004, 2005, 2006, 2007 and 2008, respectively.

Troubled Debt Restructurings

The following table presents, at the dates indicated, our loans which are “troubled debt restructurings” as defined under U.S. GAAP. These loans consist principally of corporate loans that are accruing interest at rates lower than the original contractual terms as a result of a variation of terms upon restructuring.

	As of December 31,
	2004		2005		2006		2007		2008
	(In billions of Won)

Loans, which are classified as “troubled debt restructurings”	~~W~~	1,050	~~W~~	613	~~W~~	446	~~W~~	271	~~W~~	187

For 2008, interest income that would have been recorded under the original contract terms of restructured loans amounted to ~~W~~24 billion, out of which ~~W~~21 billion was reflected as interest income during 2008.

Potential Problem Loans

As of December 31, 2008, we had ~~W~~2,064 billion of loans which were current as to payment of principal and interest but where there existed serious doubt as to the ability of the borrower to comply with repayment terms in the near future.

Other Problematic Interest Earning Assets

We have certain other interest earning assets received in connection with troubled debt restructurings that, if they were loans, would be required to be disclosed as part of the non-accrual, past due or restructuring or potential problem loan disclosures provided above. As of December 31, 2004, 2005, 2006, 2007 and 2008, we did not have any debt securities on which interest was past due.

Non-Performing Loans

Non-performing loans are defined as loans greater than 90 days past due. These loans are generally classified as “substandard” or below. For further information on the classification of non-performing loans under Korean regulatory requirements, see “— Provisioning Policy” above.

The following table shows, as of the dates indicated, certain details of our total non-performing loan portfolio:

	As of December 31,
	2004		2005		2006		2007		2008
	(In billions of Won, except percentages)

Total non-performing loans	~~W~~	3,175	~~W~~	3,149	~~W~~	2,143	~~W~~	1,339	~~W~~	1,068
As a percentage of total loans		2.3%		2.3%		1.4%		0.8%		0.5%

The above table does not reflect the amount of loans classified as substandard or below that we or any of our predecessor operations sold to Korea Asset Management Corporation in connection with a government program to assist the Korean banking industry and other parties.

We have also issued securities backed by non-performing loans and collateralized bond obligations. Some of these transactions involved transfers of loans through securitizations where control of the loans has not been surrendered and, therefore, are not treated as sale transactions. Instead, the assets remain on our balance sheet with the securitization proceeds treated as secured borrowings.

Analysis of Non-Performing Loans

The following table sets forth, as of the dates indicated, our total non-performing loans by type of borrower:

	As of December 31,
	2004			2005			2006			2007			2008
	Amount		%	Amount		%	Amount		%	Amount		%	Amount		%
	(In billions of Won, except percentages)

Domestic:
Corporate
Commercial and industrial	~~W~~	1,548	48.8%	~~W~~	1,526	48.5%	~~W~~	1,335	62.3%	~~W~~	822	61.4%	~~W~~	556	52.1%
Construction		250	7.9		223	7.1		149	7.0		88	6.6		161	15.1
Lease financing		—	—		—	—		—	0.0		—	—		—	—
Other corporate		11	0.4		5	0.2		3	0.1		3	0.2		1	0.1

Total corporate		1,809	57.0		1,754	55.7		1,487	69.4		913	68.2		718	67.3
Retail
Mortgage and home equity		1,088	34.3		855	27.1		484	22.6		297	22.2		216	20.2
Other consumer		241	7.6		516	16.4		145	6.8		101	7.5		86	8.0

Total retail		1,329	41.9		1,371	43.5		629	29.4		398	29.7		302	28.2
Credit cards		32	1.0		21	0.7		26	1.2		27	2.0		29	2.7
Total domestic		3,170	99.9		3,146	99.9		2,142	100		1,338	99.9		1,049	98.2

Foreign:
Corporate
Commercial and industrial		5	0.1		3	0.1		1	0.0		1	0.1		19	1.8

Total foreign		5	0.1		3	0.1		1	0.0		1	0.1		19	1.8

Total non-performing loans	~~W~~	3,175	100.0%	~~W~~	3,149	100.0%	~~W~~	2,143	100.0%	~~W~~	1,339	100.0%	~~W~~	1,068	100.0%

Top 20 Non-Performing Loans

As of December 31, 2008, our 20 largest non-performing loans accounted for 11.4% of our total non-performing loan portfolio. The following table shows, as of December 31, 2008, certain information regarding our 20 largest non-performing loans:

		Gross Principal		Allowance
	Industry	Outstanding		for Loan Losses
	(In billions of Won)

Borrower A	Real estate	~~W~~	16	~~W~~	0
Borrower B	Finance & insurance		13		13
Borrower C	Real estate		9		5
Borrower D	Other		7		1
Borrower E	Transportation		7		3
Borrower F	Manufacturing		6		5
Borrower G	Leisure		6		2
Borrower H	Manufacturing		5		1
Borrower I	Construction		5		2
Borrower J	Construction		5		5
Borrower K	Real estate		5		3
Borrower L	Manufacturing		5		5
Borrower M	Real estate		5		1
Borrower N	Real estate		4		2
Borrower O	Retail & wholesale		4		1
Borrower P	Manufacturing		4		4
Borrower Q	Other		4		2
Borrower R	Other		4		0
Borrower S	Manufacturing		4		1
Borrower T	Real estate		4		1
Total		~~W~~	122	~~W~~	57

Most of our loans to companies in workout or restructuring were not classified as non-performing as of December 31, 2008 because such loans had been rescheduled and payments on such rescheduled loans were not past due by more than 90 days.

Non-Performing Loan Strategy

One of our primary objectives is to prevent our loans from becoming non-performing. Through our corporate credit rating systems, we believe that we have reduced our risks relating to future non-performing loans. Our credit rating systems are designed to prevent our loan officers from extending new loans to borrowers with high credit risks based on the borrower’s credit rating. Our early warning system is designed to bring any sudden increase in a borrower’s credit risk to the attention of our loan officers, who then closely monitor such loans. See “Item 11. Quantitative and Qualitative Disclosures about Market Risk — Credit Risk Management — Credit Review and Monitoring.”

Notwithstanding the above, if a loan becomes non-performing, an officer at the branch level responsible for monitoring non-performing loans will commence a due diligence review of the borrower’s assets, send a notice either demanding payment or stating that we will take legal action and prepare for legal action.

At the same time, we also initiate our non-performing loan management process, which begins with:

•	identifying loans subject to a proposed sale by assessing the estimated losses from such sale based on the estimated recovery value of collateral, if any, for such non-performing loans;

•	identifying loans subject to charge-off based on the estimated recovery value of collateral, if any, for such non-performing loans and the estimated rate of recovery of unsecured loans; and

•	on a limited basis, identifying corporate loans subject to normalization efforts based on the cash-flow situation of the borrower.

Once the details of a non-performing loan are identified, we pursue early solutions for recovery. While the overall process is the responsibility of Kookmin Bank’s Credit Group, actual recovery efforts on non-performing loans are handled by one of Kookmin Bank’s regional credit management centers or its Corporate Restructuring Department.

In addition, we use the services of our wholly-owned loan collection subsidiary, KB Credit Information Co., Ltd., which receives payments from recoveries made on charged-off loans and loans that are overdue for over six months (three months in the case of credit card loans). KB Credit Information has over 180 employees, including legal experts and management employees. The fees that it receives are based on the amounts of non-performing and charged off loans that are recovered. The amount recovered was ~~W~~545 billion in 2006, ~~W~~435 billion in 2007 and ~~W~~388 billion in 2008.

Methods for resolving non-performing loans include the following:

(i) For loans in arrears for more than three months but less than six months and for loans to bankrupt companies:

•	non-performing loans are transferred from the operating branch of Kookmin Bank to its regional credit management centers;

•	a demand note is dispatched by mail if payment is generally one month past due;

•	calls and visits are made by Kookmin Bank’s regional credit management center staff to customers encouraging them to make payments;

•	borrowers who are past due on payments of interest and principal are registered on the Korea Federation of Banks’ database of non-performing loans;

•	preparations are made to use judicial means, including foreclosure and auction of the collateral; and

•	credit card loans are transferred to KB Credit Information for collection.

(ii) For loans in arrears for more than six months but less than one year and for loans to bankrupt companies over three months after bankruptcy:

•	for mortgage loans other than individual housing loans, foreclosure and auction proceedings are commenced;

•	for unsecured loans other than credit card loans, the loans are transferred to KB Credit Information for collection; and

•	borrowers who are past due on payments of interest and principal are registered on the Korea Federation of Banks’ database of non-performing loans.

(iii) For loans in arrears for over one year:

•	for individual housing loans, foreclosure and auction proceeding are commenced;

•	in the case of unsecured loans, the loans are treated as loan losses; and

•	charged off loans are given to KB Credit Information for collection, except for loans where the cost of collection exceeds the possible recovery or where the statute of limitations for collection has expired.

In order to promote speedy recovery on loans subject to foreclosures and litigation, our policy is to permit the branch responsible for handling these loans to transfer them to Kookmin Bank’s Corporate Restructuring Department, to one of Kookmin Bank’s regional credit management centers or to KB Credit Information.

In addition to making efforts to collect on these non-performing loans, we also undertake measures to reduce the level of our non-performing loans, which include:

•	selling our non-performing loans to third parties including the Korea Asset Management Corporation; and

•	entering into asset securitization transactions with respect to our non-performing loans.

We generally expect to suffer a partial loss on loans that we sell or securitize, to the extent such sales and securitizations are recognized under U.S. GAAP as sale transactions.

Allocation of Allowance for Loan Losses

The following table presents, as of the dates indicated, the allocation of our loan loss allowance by loan type. The ratio represents the percentage of loans in each category to total loans.

	As of December 31,
	2004			2005			2006			2007			2008
	Amount		%	Amount		%	Amount		%	Amount		%	Amount		%
	(In billions of Won, except percentages)

Domestic
Corporate
Commercial and industrial	~~W~~	1,912	27.8%	~~W~~	1,691	28.7%	~~W~~	1,444	31.9%	~~W~~	1,071	35.5%	~~W~~	1,707	37.7%
Construction		376	3.2		240	3.6		179	4.3		175	5.1		674	5.0
Other corporate		25	0.6		18	1.1		12	0.9		14	1.0		26	1.5

Total corporate		2,313	31.6		1,949	33.4		1,635	37.1		1,260	41.6		2,407	44.2
Retail
Mortgage and home equity		246	42.0		173	42.9		173	42.3		114	38.2		107	35.0
Other consumer		1,168	18.8		739	16.7		441	14.2		314	13.3		271	13.8

Total retail		1,414	60.8		912	59.6		614	56.5		428	51.5		378	48.8
Credit cards		696	6.8		331	6.1		205	5.9		165	6.1		213	5.8
Foreign(1)		38	0.8		20	0.9		14	0.5		11	0.8		45	1.2

Total allowance for loan losses	~~W~~	4,461	100.0%	~~W~~	3,212	100.0%	~~W~~	2,468	100.0%	~~W~~	1,864	100.0%	~~W~~	3,043	100.0%

(1)	Consists of loans to corporations.

Our total allowance for loan losses was ~~W~~2,468 billion as of December 31, 2006. During 2007, the allowance for loans losses decreased by ~~W~~604 billion, or 24.5%, to ~~W~~1,864 billion as of December 31, 2007. During 2008, the allowance for loans losses increased by ~~W~~1,179 billion, or 63.3%, to ~~W~~3,043 billion as of December 31, 2008.

Analysis of Allowance for Loan Losses

The following table analyzes our loan loss experience for each of the years indicated:

	Year Ended December 31,
	2004		2005		2006		2007		2008
	(In billions of Won, except percentages)

Balance at the beginning of the period	~~W~~	5,772	~~W~~	4,461	~~W~~	3,212	~~W~~	2,468	~~W~~	1,864
Amounts charged against income		3,860		433		(195)		109		2,142
Allowance relating to loans repurchased		6		—		—		1		3
Allowance relating to newly consolidated entities		9		—		—		—		—
Gross charge-offs:
Domestic:
Corporate
Commercial and industrial		976		726		480		580		703
Construction		103		9		55		108		140
Other corporate		8		9		15		4		5
Retail
Mortgage and home equity		181		112		90		49		63
Other consumer		1,313		533		394		275		279
Credit cards		3,313		868		301		331		375
Foreign:		20		—		—		—		—

Total gross charge-offs		(5,914)		(2,257)		(1,335)		(1,347)		(1,565)
Recoveries:
Domestic:
Corporate
Commercial and industrial		56		114		86		98		98
Construction		40		3		6		21		13
Other corporate		2		2		2		1		2
Retail
Mortgage and home equity		1		3		137		16		32
Other consumer		71		114		198		196		177
Credit cards		554		338		357		301		277
Foreign:		4		1		—		—		—

Total recoveries		728		575		786		633		599

Net charge-offs		(5,186)		(1,682)		(549)		(714)		(966)

Balance, at the end of the period	~~W~~	4,461	~~W~~	3,212	~~W~~	2,468	~~W~~	1,864	~~W~~	3,043

Ratio of net charge-offs during the period to average loans outstanding during the period		3.6%		1.2%		0.4%		0.4%		0.5%

Loan Charge-Offs

Basic Principles

We attempt to minimize loans to be charged off by adhering to a sound credit approval process based on credit risk analysis prior to extending loans and a systematic management of outstanding loans. However, if charge-offs are necessary, we charge off loans subject to our charge-off policy at an early stage in order to maximize accounting transparency, to minimize any waste of resources in managing loans which have a low probability of being collected and to reduce our non-performing loan ratio.

Loans To Be Charged Off

Loans are charged off if they are deemed to be uncollectible by falling under any of the following categories:

•	loans for which collection is not foreseeable due to insolvency, bankruptcy, compulsory execution, disorganization, dissolution or the shutting down of the business of the debtor;

•	loans for which collection is not foreseeable due to the death or disappearance of the debtor;

•	loans for which expenses of collection exceed the collectable amount;

•	loans on which collection is not possible through legal or any other means;

•	payments in arrears in respect of credit cards that have been overdue for four payment cycles or more and have been classified as expected loss (excluding instances where there has been partial payment of the overdue balance, where a related balance is not overdue or where a charge off is not possible due to Korean regulations), and those that have been overdue for more than six months; and

•	the portion of loans classified as “estimated loss,” net of any recovery from collateral, which is deemed to be uncollectible.

Procedure for Charge-off Approval

In order to charge off corporate loans under Korean GAAP, an application for a charge-off must be submitted to Kookmin Bank’s Credit Management Department promptly after the corporate loan is classified as estimated loss or deemed uncollectible. The Credit Management Department refers the charge-off application to Kookmin Bank’s Branch Audit Department for their review to ensure compliance with our internal procedures for charge-offs. Then, the Credit Management Department, after reviewing the application to confirm that it meets relevant requirements, seeks an approval from the Financial Supervisory Service for our charge-offs, which is typically granted. Once we receive approval from the Financial Supervisory Service, we must also obtain approval from our senior management to charge off those loans. With respect to corporate loans under U.S. GAAP, we follow a similar procedure (although we will not seek approval from the Financial Supervisory Service).

With respect to credit card balances (and, under U.S. GAAP, unsecured retail loans), we follow a different process to determine which credit card balances and unsecured retail loans should be charged off, based on the length of time those loans or balances are past due. Under Korean GAAP, we charge off unsecured retail loans deemed to be uncollectible and credit card balances which have been overdue for four payment cycles or more or which have been classified as expected loss. Under U.S. GAAP, we follow a similar procedure, in addition to charging off any unsecured retail loans or credit card balances which have not been charged off under Korean GAAP but are more than six months overdue.

Treatment of Loans Charged Off

Once loans are charged off, we classify them as charged-off loans and remove them from our balance sheet. These loans are managed based on a different set of procedures. We continue our collection efforts in respect of these loans, including through our subsidiary, KB Credit Information, although loans may be charged off before we begin collection efforts in some circumstances.

If a collateralized loan is overdue, we will, typically within one year from the time that such loan became overdue (or after a longer period in certain circumstances), petition a court to foreclose and sell the collateral through a court-supervised auction. If a debtor ultimately fails to repay and the court grants its approval for foreclosure, we will sell the collateral, net of expenses incurred from the auction.

Credit Rehabilitation Programs for Delinquent Consumer and Small- and Medium-sized Enterprise Borrowers

In light of the rapid increase in delinquencies in credit card and other consumer credit in recent years, and concerns regarding potential social issues posed by the growing number of individuals with bad credit, the Korean government has implemented a number of measures intended to support the rehabilitation of the credit of delinquent consumer borrowers. These measures may affect the amount and timing of our collections and recoveries on our delinquent consumer credits.

In 2002, the Financial Services Commission established the Credit Counseling and Recovery Service based upon an agreement among approximately 160 financial institutions in Korea. Upon application to the Credit Counseling and Recovery Service and approval of a majority of unsecured and two-thirds of secured creditor financial institutions, a qualified “credit delinquent person” with outstanding debts to two or more financial institutions in an aggregate amount not exceeding ~~W~~500 million may participate in an individual work-out program designed to restructure such person’s debt and rehabilitate such person’s credit.

On April 1, 2006, the Law Concerning Credit Restoration and Bankruptcy took effect and replaced the Individual Debtor Rehabilitation Law. Under the Law Concerning Credit Restoration and Bankruptcy, a qualified individual debtor with outstanding debts in an aggregate amount not exceeding threshold amounts of ~~W~~500 million of unsecured debt and/or ~~W~~1 billion of secured debt may restructure his or her debts through a court-supervised debt restructuring that is binding on creditors.

On September 2, 2008, to support consumer borrowers with low credit scores, the Financial Services Commission established the Credit Rehabilitation Fund to purchase from creditors the loans of such borrowers that are in default and to provide guarantees so that such loans may be refinanced at lower rates. The Credit Rehabilitation Fund provides support to (i) individuals with low credit scores who are in default on loans not exceeding ~~W~~30 million in principal amount in the aggregate (which requirement will be waived for individuals who are “basic living welfare recipients”) for a period of three months or more and (ii) individuals with low credit scores ranging from category 7 to 10 who are in default on loans not exceeding ~~W~~30 million in principal amount in the aggregate (which requirement will be waived for individuals who are basic living welfare recipients) and the interest rate of which is 20% or more.

In October 2008, the Financial Supervisory Service requested Korean banks, including us, to establish a “fast track” program to provide liquidity assistance to small- and medium-sized enterprises on an expedited basis. Under the fast track program we established, which is effective through June 30, 2009, we provide liquidity assistance to small- and medium-sized enterprise borrowers applying for such assistance, in the form of new short-term loans or maturity extensions or interest rate adjustments with respect to existing loans, after expedited credit review and approval by us.

In March 2009, the Financial Services Commission requested Korean banks, including us, to establish a “pre-workout program,” including a credit counseling and recovery service, for retail borrowers with short-term outstanding debt. The pre-workout program is expected to be in operation from April 2009 to April 2010. Under the pre-workout program, maturity extensions and/or interest rate adjustments are provided for retail borrowers with total loans of less than ~~W~~500 million who are in arrears on their payments for more than 30 days but less than 90 days.

Investment Portfolio

Investment Policy

We invest in and trade Won-denominated and, to a lesser extent, foreign currency-denominated securities for our own account to:

•	maintain the stability and diversification of our assets;

•	maintain adequate sources of back-up liquidity to match our funding requirements; and

•	supplement income from our core lending activities.

The Large Corporate and Investment Banking Group, Capital Markets & Treasury Group and the Risk Management Division of Kookmin Bank primarily supervise our investment and trading activities. In making securities investments, we take into account a number of factors, including macroeconomic trends, industry analysis and credit evaluation in determining whether to make particular investments in securities.

Our investments in securities are also subject to a number of guidelines, including limitations prescribed under the Financial Holding Company Act and the Bank Act. Under these regulations, a financial holding company may not own (i) more than 5% of the total issued and outstanding shares of another finance-related company or (ii) any shares of a non-finance-related company, other than its direct or indirect subsidiaries, although a bank holding company (such as us) is allowed to own the shares of a non-finance-related company subject to a 5% limit. In addition, Kookmin Bank must limit its investments in equity securities and bonds with a maturity in excess of three years (other than monetary stabilization bonds issued by the Bank of Korea and national government bonds) to 60.0% of its total Tier I and Tier II capital amount (less any capital deductions). Generally, Kookmin Bank is also prohibited from acquiring more than 15.0% of the shares with voting rights issued by any other corporation subject to certain exceptions. Pursuant to an amendment to the Bank Act which became effective in July 2002, a bank and its trust accounts are prohibited from acquiring the shares of a major shareholder (for the definition of “major shareholder,” see “— Supervision and Regulation — Principal Regulations Applicable to Banks — Financial Exposure to Any Individual Customer and Major Shareholders”) of that bank in excess of an amount equal to 1% of the sum of the bank’s Tier I and Tier II capital (less any capital deductions). Further information on the regulatory environment governing our investment activities is set out in “— Supervision and Regulation — Principal Regulations Applicable to Financial Holding Companies — Liquidity,” “— Supervision and Regulation — Principal Regulations Applicable to Financial Holding Companies — Restrictions on Shareholdings in Other Companies,” “— Supervision and Regulation — Principal Regulations Applicable to Banks — Liquidity” and “— Supervision and Regulation — Principal Regulations Applicable to Banks — Restrictions on Shareholdings in Other Companies.”

The following table sets out the definitions of the primary categories of investments we hold:

Investment Category	Definition

Held-to-maturity securities	Held-to-maturity securities are securities for which we have the positive ability and intent to hold to maturity and are recorded at amortized cost, adjusted for accretion or amortization of discounts and premiums. Declines in the fair value of individual held-to-maturity securities below their cost that are other-than-temporary result in write-downs of the individual securities to their fair values. Such write-downs are reflected as realized losses in our income statement and cannot be subsequently reversed.
Available-for-sale securities	Securities are classified as available-for-sale when we intend to hold the securities for an indefinite period of time or when the securities may be utilized for tactical asset/liability purposes and may be sold from time to time to effectively manage interest rate exposure and resultant prepayment risk and liquidity needs. Available-for-sale securities are reported at fair value with unrealized gains and losses being recorded in accumulated other comprehensive income within stockholders’ equity. Other-than-temporary declines in the fair value of available-for-sale securities below cost result in write-downs to their fair value. Such write-downs are reflected as realized losses in our income statement and cannot be subsequently reversed.
Trading securities	Trading assets include securities held in anticipation of short-term market movements. Trading securities are reported at fair value, with unrealized and realized gains and losses being recorded immediately in our income statement.

See “Item 5A. Operating Results — Critical Accounting Policies — Valuation of Securities and Financial Instruments.”

We also hold limited balances of venture capital securities, non-marketable and restricted equity securities and derivative instruments:

Book Value and Market Value

The following table sets out the book value and market value of securities in our investment portfolio as of the dates indicated:

	As of December 31,
	2006				2007				2008
	Book Value		Market Value		Book Value		Market Value		Book Value		Market Value
	(In billions of Won)

Available-for-sale securities:
Equity securities	~~W~~	1,007	~~W~~	1,007	~~W~~	305	~~W~~	305	~~W~~	404	~~W~~	404
Debt securities
Korean treasury securities and government agency securities		3,708		3,708		4,131		4,131		6,979		6,979
Debt securities issued by financial institutions		8,184		8,184		7,642		7,642		6,160		6,160
Corporate debt securities		589		589		699		699		1,117		1,117
Debt securities issued by foreign governments		9		9		9		9		—		—
Asset-backed securities		151		151		43		43		146		146
Other debt securities		—		—		—		—		—		—

Total available-for-sale		13,648		13,648		12,829		12,829		14,806		14,806

Held-to-maturity securities:
Debt securities
Korean treasury securities and government agency securities		8,316		8,271		8,601		8,310		9,139		9,368
Debt securities issued by financial institutions		2,227		2,214		1,972		1,913		2,980		3,009
Corporate debt securities		215		212		194		186		249		251
Debt securities issued by foreign governments		—		—		—		—		—		—
Asset-backed securities		205		203		291		288		232		237

Total held-to-maturity		10,963		10,900		11,058		10,697		12,600		12,865

Trading securities:
Equity securities		145		145		250		250		217		217
Debt securities
Korean treasury securities and government agency securities		478		478		1,055		1,055		1,780		1,780
Debt securities issued by financial institutions		1,951		1,951		3,667		3,667		2,693		2,693
Corporate debt securities		—		—		32		32		99		99
Asset-backed securities		—		—		1		1		462		462

Total trading		2,574		2,574		5,005		5,005		5,251		5,251

Total securities	~~W~~	27,185	~~W~~	27,122	~~W~~	28,892	~~W~~	28,531	~~W~~	32,657	~~W~~	32,922

Maturity Analysis

The following table categorizes our debt securities by maturity and weighted average yield as of December 31, 2008:

	As of December 31, 2008
													Securities
			Weighted	Over 1 But		Weighted	Over 5 But		Weighted			Weighted	Not Due at a		Weighted			Weighted
	Within 1		Average	Within 5		Average	Within 10		Average	Over 10		Average	Single		Average			Average
	Year		Yield(1)	Years		Yield(1)	Years		Yield(1)	Years		Yield(1)	Maturity		Yield(1)	Total		Yield(1)
	(In billions of Won, except percentages)

Available-for-sale securities:
Korean treasury securities and government agencies	~~W~~	756	4.66%	~~W~~	6,117	3.60%	~~W~~	106	2.44%		—	—		—	—	~~W~~	6,979	3.70%
Debt securities issued by financial institutions		2,642	2.75%		3,430	3.82%		88	9.71%		—	—		—	—		6,160	3.44%
Corporate debt securities		117	5.43%		956	4.32%		22	0.50%		—	—		22	0.04%		1,117	4.28%
Asset-backed securities		31	4.40%		111	4.51%		4	28.14%		—	—		—	—		146	5.08%

Total	~~W~~	3,546	3.26%	~~W~~	10,614	3.74%	~~W~~	220	5.58%		—	—	~~W~~	22	0.04%	~~W~~	14,402	3.65%

Held-to-maturity securities
Korean treasury securities and government agencies		944	4.19%		4,972	4.81%		3,188	4.55%		35	3.74%		—	—		9,139	4.65%
Debt securities issued by financial institutions		167	5.58%		2,613	4.59%		200	2.92%		—	—		—	—		2,980	4.53%
Corporate debt securities		—	—		220	4.46%		29	3.29%		—	—		—	—		249	4.32%
Asset-backed securities		—	—		162	4.66%		70	7.18%		—	—		—	—		232	5.42%

Total	~~W~~	1,111	4.40%	~~W~~	7,967	4.72%	~~W~~	3,487	4.50%	~~W~~	35	3.74%		—	—	~~W~~	12,600	4.63%

Trading securities:
Korean treasury securities and government agencies		280	2.74%		1,473	2.28%		25	2.84%		2	1.80%		—	—		1,780	2.36%
Debt securities issued by financial institutions		1,336	3.25%		1,357	2.53%		—	—		—	—		—	—		2,693	2.88%
Corporate debt securities		31	5.08%		68	4.64%		—	—		—	—		—	—		99	4.78%
Asset-backed securities		462	9.05%		—	—		—	—		—	—		—	—		462	9.05%

Total	~~W~~	2,109	4.48%	~~W~~	2,898	2.45%	~~W~~	25	2.84%	~~W~~	2	1.80%		—	—	~~W~~	5,034	3.30%

(1)	The weighted average yield for the portfolio represents the yield to maturity for each individual security, weighted using its book value (which is the amortized cost in the case of held-to-maturity securities and the fair value in the case of available-for-sale securities and trading securities).

Concentrations of Risk

As of December 31, 2008, we held the following securities of individual issuers where the aggregate book value of those securities exceeded 10% of our stockholders’ equity at such date, which was ~~W~~15,595 billion:

	Book Value		Market Value
	(In billions of Won)

Name of issuer:
Korean government	~~W~~	12,971	~~W~~	13,159
Bank of Korea		3,049		3,050

Total	~~W~~	16,020	~~W~~	16,209

The Bank of Korea is controlled by the Korean government.

Funding

We obtain funding for our lending activities from a variety of sources, both domestic and foreign. Our principal source of funding is customer deposits. In addition, we acquire funding through long-term debt, short-term borrowings, including borrowings from the Bank of Korea, and call money.

Our primary funding strategy has been to achieve low-cost funding by increasing the average balances of low-cost retail deposits, in particular demand deposits and savings deposits. We also have focused our marketing efforts on higher net worth individuals, who account for a significant portion of the assets in our retail deposit base. Customer deposits accounted for 76.4% of total funding as of December 31, 2006, 73.0% of total funding as of December 31, 2007 and 70.9% of total funding as of December 31, 2008.

In addition, we acquire funding by issuing bonds. Our borrowings consist mainly of borrowings from financial institutions, the Korean government and government-affiliated funds. Such borrowings are generally long-term borrowings, with maturities ranging from one year to 37 years.

Deposits

Although the majority of our deposits are short-term, it has been our experience that the majority of our depositors generally roll over their deposits at maturity, providing us with a stable source of funding. The following table shows the average balances of our deposits and the average rates paid on our deposits for the periods indicated:

	2006			2007			2008
	Average		Average	Average		Average	Average		Average
	Balance(1)		Rate Paid	Balance(1)		Rate Paid	Balance(1)		Rate Paid
	(In billions of Won, except percentages)

Demand deposits:
Non-interest bearing	~~W~~	3,173	—	~~W~~	3,126	—	~~W~~	3,076	—
Interest-bearing		625	1.76%		605	2.15%		622	2.25%
Time deposits:
Certificates		8,386	4.52		14,628	5.19		25,392	6.04
Other time deposits		62,015	3.92		63,082	4.40		77,495	5.36
Savings deposits		41,652	0.71		42,001	0.84		41,761	1.06
Mutual installment deposits(2)		8,511	3.40		6,900	3.35		4,985	3.43

Average total deposits	~~W~~	124,362	2.74%	~~W~~	130,342	3.17%	~~W~~	153,331	4.12%

(1)	Average balances are based on daily balances for our primary banking operations and monthly or quarterly balances for our other subsidiaries.

(2)	Mutual installment deposits are interest-bearing deposits offered by us, which enable customers to become eligible for our loans while they maintain an account with us. The customer’s account does not have to secure loan amounts once made but is a requirement for loan eligibility. Prior to qualifying for a loan a customer must make required periodic deposits to the mutual installment account for a contracted term of less than five years. A customer is not required to fulfill the deposit term prior to requesting a loan from us, but loan amounts and terms are not as favorable in the event of a loan request prior to completing the deposit contract term.

For a description of our retail deposit products, see “— Business — Retail Banking — Lending Activities — Mortgage and Home Equity Lending” and “— Business — Retail Banking — Deposit-Taking Activities.”

Certificates of Deposit and Other Time Deposits

The following table presents the remaining maturities of our time deposits, certificates of deposit and mutual installment deposits which had a fixed maturity in excess of ~~W~~100 million as of December 31, 2008:

	Certificates of		Other Time		Mutual Installment
	Deposit		Deposits		Deposits		Total
	(In billions of Won)

Maturing within three months	~~W~~	9,995	~~W~~	14,616	~~W~~	120	~~W~~	24,731
After three but within six months		6,028		5,717		117		11,862
After six but within 12 months		5,954		12,657		116		18,727
After 12 months		249		1,388		168		1,805

Total	~~W~~	22,226	~~W~~	34,378	~~W~~	521	~~W~~	57,125

Long-term debt

The aggregate amount of contractual maturities of all long-term debt at December 31, 2008 was as follows:

	At December 31, 2008
	(In billions of Won)

Due in 2009		11,175
Due in 2010		12,948
Due in 2011		6,181
Due in 2012		4,707
Due in 2013		1,616
Thereafter		8,549
Gross long-term debt		45,176
Discount		(28)

Total long-term debt, net	~~W~~	45,148

Short-term borrowings

The following table presents information regarding our short-term borrowings (borrowings with an original maturity of one year or less) for the periods indicated:

	As of and for the Year Ended December 31,
	2006		2007			2008
	(In billions of Won, except percentages)

Call money:
Year-end balance	~~W~~	168	~~W~~	794		~~W~~	3,444
Average balance(1)		2,825		2,069			3,059
Maximum balance		3,220		4,409			3,990
Average interest rate(2)		4.21%		4.88%			3.96%
Year-end interest rate		4.08-7.50%		0.55-8.50%			0.40-6.62%
Borrowings from the Bank of Korea:(3)
Year-end balance	~~W~~	682	~~W~~	488		~~W~~	796
Average balance(1)		653		539			570
Maximum balance		1,059		705			796
Average interest rate(2)		2.30%		2.97%			2.98%
Year-end interest rate		2.75%		3.25%			1.75%
Other short-term borrowings:(4)
Year-end balance	~~W~~	9,945	~~W~~	7,288		~~W~~	9,731
Average balance(1)		7,574		9,335			8,634
Maximum balance		10,020		10,616			9,731
Average interest rate(2)		4.48%		4.95%			4.63%
Year-end interest rate		0.53-5.95%		1.07-6.91	%(5)		0.50-8.23	%(5)

(1)	Average balances are based on daily balances for our primary banking operations and monthly or quarterly balances for our other subsidiaries.

(2)	Average interest rates for the year are calculated by dividing the total interest expense by the average amount borrowed.

(3)	Borrowings from the Bank of Korea generally mature within one month for borrowings in Won and six months for borrowings in foreign currencies.

(4)	Other short-term borrowings include borrowings from trust accounts, bills sold, borrowings and debentures. Other short-term borrowings have maturities of 30 days to one year and are unsecured with the exception of borrowings from the Bank of Korea. These short-term borrowings are secured by securities totaling ~~W~~2,460 billion as of December 31, 2008.

(5)	Excludes interest rates of 9.00% and 25.00% on short-term borrowings of ~~W~~520 million and ~~W~~460 million, respectively, as of December 31, 2008 by two of our special purpose entities.

Supervision and Regulation

Principal Regulations Applicable to Financial Holding Companies

General

The Financial Holding Company Act, last amended on February 3, 2009, regulates Korean financial holding companies and their subsidiaries. The entities that regulate and supervise Korean financial holding companies and their subsidiaries are the Financial Services Commission and the Financial Supervisory Service.

The Financial Services Commission exerts direct control over financial holding companies pursuant to the Financial Holding Company Act. Among other things, the Financial Services Commission approves the establishment of financial holding companies, issues regulations on the capital adequacy of financial holding companies and their subsidiaries, and drafts regulations relating to the supervision of financial holding companies.

Following the instructions and directives of the Financial Services Commission, the Financial Supervisory Service supervises and examines financial holding companies and their subsidiaries. In particular, the Financial Supervisory Service sets requirements relating to Korean financial holding companies’ liquidity and capital adequacy ratios and establishes reporting requirements within the authority delegated under the Financial Services Commission regulations. Financial holding companies must submit quarterly reports to the Financial Supervisory Service discussing business performance, financial status and other matters identified in the Enforcement Decree of the Financial Holding Company Act.

Under the Financial Holding Company Act, a financial holding company is a company which primarily engages in controlling its subsidiaries by holding equity stakes in them equal in aggregate to at least 50% of the financial holding company’s aggregate assets based on its balance sheet as of the end of the immediately preceding fiscal year. A company is required to obtain approval from the Financial Services Commission to become a financial holding company.

A financial holding company may engage only in controlling the management of its subsidiaries, as well as certain ancillary activities including:

•	financially supporting its direct and indirect subsidiaries;

•	raising capital necessary for investment in its subsidiaries or providing financial support to its direct and indirect subsidiaries;

•	supporting the business of its direct and indirect subsidiaries for the joint development and marketing of new products and the joint utilization of facilities or information and technology systems; and

•	any other businesses exempted from authorization, permission or approval under the applicable laws and regulations.

The Financial Holding Company Act requires every financial holding company (other than a financial holding company that is controlled by another financial holding company) and its subsidiaries to obtain prior approval from the Financial Services Commission before acquiring control of another company or to file a report with the Financial Services Commission within 30 days thereafter in certain cases (including acquiring control of another company whose assets are less than ~~W~~100 billion as of the end of the immediately preceding fiscal year). In addition, the Financial Services Commission must grant permission to liquidate or to merge with any other company before the liquidation or merger. A financial holding company must report to the Financial Services Commission when certain events, including the following, occur:

•	when its officers or largest shareholder changes;

•	in the case of a bank holding company, when a major shareholder changes;

•	when the shareholding of the controlling shareholder (i.e., the “largest shareholder” or a “principal shareholder,” each as defined in the Financial Holding Company Act) or a person who has a “special relationship” with such controlling shareholder (as defined in the Enforcement Decree of the Financial

Holding Company Act) changes by 1% or more of the total issued and outstanding voting shares of the financial holding company;

•	when it changes its corporate name;

•	when there is a cause for its dissolution; and

•	when it or its subsidiaries cease to control any of their respective direct or indirect subsidiaries by disposing of their shares of such direct or indirect subsidiary.

Capital Adequacy

The Financial Holding Company Act does not provide for a minimum paid-in capital requirement related to financial holding companies. However, all financial holding companies are required to maintain a specified level of solvency. In addition, with respect to the allocation of net profit earned in a fiscal term, a financial holding company must set aside in its legal reserve an amount equal to at least 10% of its net income after tax each time it pays dividends on its net profits earned until its legal reserve reaches at least the aggregate amount of its paid-in capital.

Beginning on January 1, 2007, a bank holding company, which is a financial holding company controlling banks or other financial institutions conducting banking business as prescribed in the Financial Holding Company Act, is required to maintain a minimum consolidated capital adequacy ratio of 8.0%. “Consolidated capital adequacy ratio” is defined as the ratio of equity capital as a percentage of risk-weighted assets on a consolidated basis, determined in accordance with the Financial Services Commission requirements that have been formulated based on Bank of International Settlements (“BIS”) standards. “Equity capital,” as applicable to bank holding companies, is defined as the sum of Tier I capital, Tier II capital and Tier III capital less any deductible items, each as defined under the Regulation on the Supervision of Financial Holding Companies. “Risk-weighted assets” is defined as the sum of credit risk-weighted assets and market risk-weighted assets.

Liquidity

All financial holding companies are required to match the maturities of their assets and liabilities on a non-consolidated basis in accordance with the Financial Holding Company Act in order to ensure liquidity. Financial holding companies must:

•	maintain a Won liquidity ratio (defined as Won assets due within one month, including marketable securities, divided by Won liabilities due within one month) of not less than 100% on a non-consolidated basis;

•	maintain a foreign currency liquidity ratio (defined as foreign currency liquid assets due within three months divided by foreign currency liabilities due within three months) of not less than 80% on a non-consolidated basis (except that such requirement is not applicable to financial holding companies whose foreign currency liabilities amount is less than 1% of its total assets);

•	maintain a ratio of foreign currency liquid assets due within seven days less foreign currency liabilities due within seven days as a percentage of total foreign currency assets of not less than 0% on a non-consolidated basis;

•	maintain a ratio of foreign currency liquid assets due within a month less foreign currency liabilities due within a month as a percentage of total foreign currency assets of not less than negative 10% on a non-consolidated basis; and

•	make monthly reports regarding their Won liquidity and quarterly reports regarding their foreign currency liquidity to the Financial Supervisory Service.

A financial holding company may not invest in securities (other than those securities issued by its direct and indirect subsidiaries) in excess of the amount of its shareholders’ equity less the total amount of investment in subsidiaries, subject to certain exceptions. A financial holding company whose investment exceeds the foregoing limit must take remedial actions to comply with such limit within one year from the date of first exceeding such limit, which compliance deadline may be extended upon approval by the Financial Services Commission in certain circumstances.

Financial Exposure to Any Individual Customer and Major Shareholder

Subject to certain exceptions, the aggregate credit (as defined in the Financial Holding Company Act, the Bank Act and the Financial Investment Services and Capital Markets Act, respectively) of a financial holding company and its direct and indirect subsidiaries that are banks, merchant banks or financial investment companies with a dealing and/or brokerage license (which we refer to as “Financial Holding Company Total Credit”) to a single group of companies that belong to the same conglomerate as defined in the Monopoly Regulations and Fair Trade Act will not be permitted to exceed 25% of net aggregate equity capital (as defined below).

“Net aggregate equity capital” is defined under the Enforcement Decree of the Financial Holding Companies Act as the sum of:

(1) in case of a financial holding company, the net assets (which is total assets less total liabilities) on balance sheet as of the end of the most recent quarter;

(2) in case of a bank, the capital amount as defined in Article 2(1), Item 5 of the Bank Act;

(3) in case of a merchant bank, the capital amount as defined in Article 342(1) of the Financial Investment Services and Capital Markets Act; and

(4) in case of a financial investment company with a dealing and/or brokerage license, total assets less total liabilities on that company’s balance sheet as of the end of the most recent financial year and adjusted as determined by the Financial Services Commission (for example, by including any increase or decrease of paid-in capital after the end of the most recent financial year);

less the sum of:

(1) the amount of shares of direct and indirect subsidiaries held by the financial holding company;

(2) the amount of shares that are cross-held by each direct and indirect subsidiary that is a bank, merchant bank or financial investment company with a dealing and/or brokerage license; and

(3) the amount of shares of a financial holding company held by such direct and indirect subsidiaries that are banks, merchant banks or financial investment companies with a dealing and/or brokerage license.

The Financial Holding Company Total Credit to a single individual or judicial person may not exceed 20% of the net aggregate equity capital. In addition, the Financial Holding Company Total Credit to a shareholder holding (together with the persons who have a “special relationship” with the shareholder, as defined in the Enforcement Decree of the Financial Holding Company Act) in aggregate more than 10% of the total issued and outstanding voting shares of a financial holding company generally may not exceed the lesser of (x) 25% of the net aggregate equity capital and (y) the amount of the equity capital of the financial holding company multiplied by the shareholding ratio of the shareholder (together with the persons who have a special relationship with the shareholder).

Further, the total sum of credits (as defined in the Financial Holding Company Act, the Bank Act and the Financial Investment Services and Capital Markets Act, respectively) of a bank holding company and its direct and indirect subsidiaries that are banks, merchant banks or financial investment companies with a dealing and/or brokerage license as applicable (“Bank Holding Company Total Credit”) extended to a “major shareholder” (as defined below) (together with the persons who have a special relationship with that major shareholder) will not be permitted to exceed the lesser of (x) 25% of the net aggregate equity capital and (y) the amount of the equity capital of the bank holding company multiplied by the shareholding ratio of the major shareholder, except for certain cases.

“Major shareholder” is defined as:

•	a shareholder holding (together with persons who have a special relationship with that shareholder), in excess of 10% (or in the case of a bank holding company controlling regional banks only, 15%) in the aggregate of the bank holding company’s total issued and outstanding voting shares; or

•	a shareholder holding (together with persons who have a special relationship with that shareholder), more than 4% in the aggregate of the total issued and outstanding voting shares of the bank holding company controlling nationwide banks (excluding shares subject to the shareholding restrictions on non-financial business group companies as described below), where the shareholder is the largest shareholder or has actual control over the major business affairs of the bank holding company through, for example, appointment and dismissal of the officers pursuant to the Enforcement Decree of the Financial Holding Company Act.

In addition, the total sum of the Bank Holding Company Total Credit granted to all of a bank holding company’s major shareholders must not exceed 25% of the bank holding company’s net aggregate equity capital. Furthermore, any bank holding company that, together with its direct and indirect subsidiaries, intends to extend credit to the bank holding company’s major shareholder in an amount equal to or exceeding the lesser of (x) the amount equivalent to 0.1% of the net aggregate equity capital and (y) ~~W~~5 billion, in any single transaction, must obtain prior unanimous board resolutions and then, immediately after providing the credit, must file a report to the Financial Services Commission and publicly disclose the filing of the report.

Restrictions on Transactions Among Direct and Indirect Subsidiaries and Financial Holding Company

Generally, a direct or indirect subsidiary of a financial holding company may not extend credits (excluding the amount of corporate credit card payments issued by a direct or indirect subsidiary of a financial holding company that is engaged in the banking business) to that financial holding company. In addition, a direct or indirect subsidiary of a financial holding company that is engaged in the banking, merchant banking or dealing and/or brokerage business may not extend credits (excluding the amount of corporate credit card payments issued by a direct or indirect subsidiary of a financial holding company that is engaged in the banking business) to other direct or indirect subsidiaries of the financial holding company in excess of 10% of its capital amount on an individual basis or to those subsidiaries in excess of 20% of its capital amount on an aggregate basis. The subsidiary extending the credit must also obtain an adequate level of collateral depending on the type of such collateral from the other subsidiaries unless the credit is otherwise approved by the Financial Services Commission. The adequate level of collateral for each type of collateral is as follows:

(1) for deposits and installment savings, obligations of the Korean government or the Bank of Korea, obligations guaranteed by the Korean government or the Bank of Korea, obligations secured by securities issued or guaranteed by the Korean government or the Bank of Korea, 100% of the credit extended;

(2) for obligations of municipal governments under the Local Autonomy Act, local public enterprise under the Local Public Enterprises Act and investment institutions and other quasi-investment institutions under the Basic Act on the Management of Government-Invested Institution or for obligations guaranteed by, or secured by the securities issued or guaranteed by, the aforementioned entities pursuant to the relevant regulations, 110% of the credit extended; and

(3) for any property other than those set forth in paragraphs (1) and (2) above, 130% of the credit extended.

Subject to certain exceptions, a direct or indirect subsidiary of a financial holding company is prohibited from owning the shares of any other direct or indirect subsidiaries (other than those directly controlled by that direct or indirect subsidiary) under the common control of the financial holding company.

Subject to certain exceptions, a direct or indirect subsidiary of a financial holding company is also prohibited from owning the shares of the financial holding company controlling that direct or indirect subsidiary. The transfer of certain assets classified as precautionary or below between a financial holding company and its direct or indirect subsidiary or between the direct and indirect subsidiaries of a financial holding company is prohibited except for:

(1) transfers to a special purpose company, or entrustment with a trust company, for an asset-backed securitization transaction under the Asset-Backed Securitization Act;

(2) transfers to a mortgage-backed securities issuance company for a mortgage securitization transaction;

(3) transfers or in-kind contributions to a corporate restructuring vehicle under the Corporate Restructuring Promotion Act; and

(4) transfers to a corporate restructuring company under the Industry Promotion Act.

Disclosure of Management Performance

For the purpose of protecting the depositors and investors in the subsidiaries of financial holding companies, the Financial Services Commission requires financial holding companies to disclose certain material matters including:

(1) financial condition and profit and loss of the financial holding company and its direct and indirect subsidiaries;

(2) fund-raising by the financial holding company and its direct and indirect subsidiaries and the appropriation of such funds;

(3) any sanctions levied on the financial holding company and its direct and indirect subsidiaries under the Financial Holding Company Act or any corrective measures or sanctions under the Law on Improvement of Structure of Financial Industry; and

(4) occurrence of any non-performing assets or financial incident that may have a material adverse effect, or any other event as prescribed in the applicable regulations.

Restrictions on Shareholdings in Other Companies

Generally, a financial holding company may not own (a) more than 5% of the total issued and outstanding shares of another finance-related company or (b) any shares of a non-finance-related company, other than its direct or indirect subsidiaries. However, a bank holding company is allowed to own the shares of a non-finance-related company subject to a 5% limit. Nevertheless, if a bank holding company owns the shares of a non-finance-related company, the bank holding company must exercise its voting rights in the same manner and in the same proportion as such company’s other shareholders exercise their voting rights. By comparison, a financial holding company may exercise its voting rights with respect to the shares of a finance-related company at its discretion.

Generally, a financial holding company may not own outstanding shares of all subsidiaries in the aggregate with an acquisition price in excess of its net assets (i.e., total assets less total liabilities). Exceptions include where the financial holding company:

(1) invests up to 130% of its net assets in a subsidiary to improve the financial condition of a subsidiary classified as an unsound financial institution under the Law on the Improvement of Structure of Financial Industry or as an unsound or potentially unsound financial institution under the Depositor Protection Act;

(2) invests up to 130% of its net assets to make an indirect subsidiary or a company controlled by an indirect subsidiary into a direct subsidiary of the financial holding company;

(3) already holds the outstanding shares of a subsidiary, where that holding constituted not more than 130% of its net assets at the time when it became a financial holding company;

(4) invests up to 130% of its net assets in a subsidiary in order to make it a wholly-owned subsidiary, or in a special purpose company under the Asset Backed Securitization Act to make it a subsidiary;

(5) has net assets that increase such that, as the amount of investments in subsidiaries increases, the ratio of the total amount of investments in subsidiaries to the financial holding company’s net assets does not increase; or

(6) has total investments in its subsidiaries that exceed its net assets due to (a) reduction of the financial holding company’s net assets, (b) spin-off, merger or transfer of the entire business of the financial holding company, (c) spin-off, merger or transfer of the entire business of direct or indirect subsidiaries, or (d) foreclosure of collateral or receipts under accord and satisfaction. (This means receipts of subsidiary shares in lieu of its original claim.)

The financial holding company, however, must reduce the ownership of excessive shares within two years in case of (1) through (5) and within six months in case of (6), unless this deadline is otherwise extended by the Financial Services Commission.

Restrictions on Shareholdings by Direct and Indirect Subsidiaries

Generally, a direct subsidiary of a financial holding company may not control any other company other than, as an indirect subsidiary of the financial holding company:

•	subsidiaries in foreign jurisdictions which are engaged in financial businesses;

•	certain financial institutions which are engaged in any business that the direct subsidiary may conduct without any licenses or permits;

•	certain financial institutions whose business is related to the business of the direct subsidiary as described by the Enforcement Decree of the Financial Holding Company Act (for example, a bank subsidiary may control only credit information companies, credit card companies and financial investment companies with a dealing, brokerage, collective investment, investment advice, discretionary investment management and/or trust license);

•	certain financial institutions whose business is related to the financial business as prescribed by the regulations of the Ministry of Strategy and Finance; and

•	certain companies which are not financial institutions but whose business is related to the financial business of the financial holding company as prescribed by the Enforcement Decree of the Financial Holding Company Act (for example, a finance-related research company or a finance-related information technology company).

Acquisition of such indirect subsidiaries by direct subsidiaries of a financial holding company requires prior permission from the Financial Services Commission or the submission of a report to the Financial Services Commission, depending on the types of the indirect subsidiaries and the amount of total assets of the indirect subsidiaries.

An indirect subsidiary of a financial holding company may not control any other company. If an indirect subsidiary of a financial holding company had control over another company at the time it became such an indirect subsidiary of a financial holding company, it is required to dispose of its interest in the other company within two years from such time.

Restrictions on Transactions between a Bank Holding Company and its Major Shareholder

A bank holding company and its direct and indirect subsidiaries may not acquire (including through their respective trust accounts) shares issued by the bank holding company’s major shareholder in excess of 1% of the net aggregate equity capital (as defined above). In addition, if those entities intend to acquire shares issued by that major shareholder in any single transaction equal to or exceeding the lesser of (x) the amount equivalent to 0.1% of the net aggregate equity capital and (y) ~~W~~5 billion, that entity must obtain prior unanimous board resolutions and then, immediately after the acquisition, file a report to the Financial Services Commission and publicly disclose the filing of the report.

Restriction on Ownership of a Financial Holding Company

Under the Financial Holding Company Act, a financial institution generally may not control a financial holding company. In addition, any single shareholder and persons who have a special relationship with that shareholder may acquire beneficial ownership of up to 10% of the total issued and outstanding shares with voting rights of a bank holding company that controls nationwide banks or 15% of the total issued and outstanding shares with voting rights of a bank holding company that controls only regional banks, subject to certain exceptions. Among others, the Korean government and the Korea Deposit Insurance Corporation are not subject to this limit. “Non-financial business group companies” (as defined below), however, may not acquire the beneficial ownership of shares of a bank holding company controlling nationwide banks in excess of 4% of that bank holding company’s outstanding voting shares unless they obtain the approval of the Financial Services Commission and agree not to exercise voting rights in respect of shares in excess of the 4% limit, in which case they may acquire beneficial ownership of up to 10%. Any other person (whether a Korean national or a foreign investor) may acquire no more than 10% of total voting shares issued and outstanding of a bank holding company controlling nationwide banks unless they obtain approval from the Financial Services Commission in each instance where the total holding will exceed 10% (or 15% in the case of a bank holding company controlling only regional banks), 25% or 33% of the total voting shares issued and outstanding of that bank holding company controlling nationwide banks. Furthermore, in the case where a person (including Korean and foreign investors, but excluding certain persons prescribed under the Enforcement Decree of the Financial Holding Companies Act) (i) acquires in excess of 4% of the total issued and outstanding voting shares of any financial holding company (other than a financial holding company controlling only regional banks), (ii) becomes the largest shareholder of such financial holding company in which such person has acquired in excess of 4% of the total issued and outstanding voting shares, or (iii) changes its shareholding in such financial holding company, in which it has acquired in excess of 4% of the total issued and outstanding voting shares, by 1% or more of the total issued and outstanding voting shares of such financial holding company, such person must file a report on such change with the Financial Services Commission within five days thereafter.

“Non-financial business group companies” as defined under the Financial Holding Company Act include:

(1) any same shareholder group where the aggregate net assets of all non-financial business companies belonging to that group equals or exceeds 25% of the aggregate net assets of all members of that group;

(2) any same shareholder group where the aggregate assets of all non-financial business companies belonging to that group equals or exceeds ~~W~~2 trillion; or

(3) any mutual fund where a same shareholder group identified in (1) or (2) above beneficially owns and/or exercises the voting rights of more than 4% of the total issued and outstanding voting shares of that mutual fund.

Sharing of Customer Information among Financial Holding Company and its Subsidiaries

Under the Act on Use and Protection of Credit Information, any individual customer’s credit information must be disclosed or otherwise used by financial institutions only to determine, establish or maintain existing commercial transactions with them and only after obtaining written consent to use that information. Under the Financial Holding Company Act, a financial holding company and its direct and indirect subsidiaries, however, may share certain credit information of individual customers among themselves for business purposes without the customers’ written consent. A subsidiary financial investment company with a dealing and/or brokerage license of a financial holding company may provide that financial holding company and its other direct and indirect subsidiaries information relating to the aggregate amount of cash or securities that a customer of the financial investment company with a dealing and/or brokerage license has deposited for business purposes.

Principal Regulations Applicable to Banks

The banking system in Korea is governed by the Bank Act of 1950, as amended (the “Bank Act”) and the Bank of Korea Act of 1950, as amended (the “Bank of Korea Act”). In addition, Korean banks come under the regulations and supervision of the Bank of Korea, the Monetary Policy Committee, the Financial Services Commission and its executive body, the Financial Supervisory Service.

The Bank of Korea, established in June 1950 under the Bank of Korea Act, performs the customary functions of a central bank. It seeks to contribute to the sound development of the national economy by price stabilization through establishing and implementing efficient monetary and credit policies. The Bank of Korea acts under instructions of the Monetary Policy Committee, the supreme policy-making body of the Bank of Korea.

Under the Bank of Korea Act, the Monetary Policy Committee’s primary responsibilities are to formulate monetary and credit policies and to determine the operations, management and administration of the Bank of Korea.

The Financial Services Commission, established on April 1, 1998, regulates commercial banks pursuant to the Bank Act, including establishing guidelines on capital adequacy of commercial banks, and prepares regulations relating to supervision of banks. Furthermore, pursuant to the Amendment to the Government Organization Act and the Bank Act on May 24, 1999, the Financial Services Commission, instead of the Ministry of Strategy and Finance, now regulates market entry into the banking business.

The Financial Supervisory Service was established on January 2, 1999 as a unified body of the former Bank Supervisory Authority (the successor to the Office of Bank Supervision), the Securities Supervisory Board, the Insurance Supervisory Board and the Credit Management Fund. The Financial Supervisory Service is subject to the instructions and directives of the Financial Services Commission and carries out supervision and examination of commercial banks. In particular, the Financial Supervisory Service sets requirements both for prudent control of liquidity and for capital adequacy and establishes reporting requirements within the authority delegated to it under the Financial Services Commission regulations, pursuant to which banks are required to submit annual reports on financial performance and shareholdings, regular reports on management strategy and non-performing loans, including write-offs, and management of problem companies and plans for the settlement of bad loans.

Under the Bank Act, permission to commence a commercial banking business or a long-term financing business must be obtained from the Financial Services Commission. Commercial banking business is defined as the lending of funds acquired predominantly from the acceptance of deposits for a period not exceeding one year or subject to the limitation established by the Financial Services Commission, for a period between one year and three years. Long-term financing business is defined as the lending, for periods in excess of one year, of funds acquired predominantly from paid-in capital, reserves or other retained earnings, the acceptance of deposits with maturities of at least one year, or the issuance of bonds or other securities. A bank wishing to enter into any business other than commercial banking and long-term financing businesses, such as the financial investment business with a trust license, must obtain permission from the Financial Services Commission. Permission to merge with any other banking institution, to liquidate, to spin off, to close a banking business or to transfer all or a part of a business must also be obtained from the Financial Services Commission.

If the Korean government deems our financial condition to be unsound or if we fail to meet the applicable capital adequacy ratio set forth under Korean law, the government may order:

•	capital increases or reductions;

•	stock cancellations or consolidations;

•	transfers of business;

•	sales of assets;

•	closures of branch offices;

•	mergers with other financial institutions;

•	suspensions of a part or all of business operation; or

•	assignments of contractual rights and obligations relating to financial transactions.

Capital Adequacy and Allowances

The Bank Act requires nationwide banks, such as us, to maintain a minimum paid-in capital of ~~W~~100 billion and regional banks to maintain a minimum paid-in capital of ~~W~~25 billion. All banks, including foreign bank branches in Korea, are also required to maintain a prescribed solvency position. A bank must also set aside in its legal reserve an amount equal to at least 10% of the net income after tax each time it pays dividends on net profits earned until its legal reserve reaches at least the aggregate amount of its paid-in capital.

Under the Enforcement Detailed Rules on the Supervision of Banking Business, the capital of a bank is divided into two categories, Tier I and Tier II capital. Tier I capital (core capital) consists of, among other things, shareholders’ equity, capital surplus, retained earnings and hybrid Tier I capital instruments. Tier II capital (supplementary capital) consists of, among other things, revaluation reserves, gains on valuation of investment securities (up to certain limits), allowance for loan losses set aside for loans classified as normal or precautionary (up to certain limits), perpetual subordinated debt, cumulative preferred shares and certain other subordinated debt.

All banks must meet minimum ratios of Tier I and Tier II capital (less any capital deductions) to risk-weighted assets, determined in accordance with Financial Services Commission requirements that have been formulated based on BIS standards. These standards were adopted and became effective in 1996, and were amended effective

January 1, 2008 upon the implementation by the Financial Supervisory Service of Basel II. All domestic banks and foreign bank branches must meet a minimum ratio of Tier I and Tier II capital (less any capital deductions) to risk-weighted assets of 8%.

In November 2002, the Financial Supervisory Service amended the Enforcement Detailed Rules on the Supervision of the Banking Business to include a more conservative risk-weighting system for certain newly extended home mortgage loans, which set the risk-weighted ratios of Korean banks in respect of home mortgage loans between 50% and 70% depending on the borrower’s debt ratio and whether the home mortgage loans are overdue. On June 28, 2007, the Financial Supervisory Service further amended the Enforcement Detailed Rules on the Supervision of the Banking Business and, as a result, the following risk-weight ratios must be applied by Korean banks in respect of home mortgage loans from January 1, 2008:

(1) for those banks which adopted a standardized approach for calculating credit risk capital requirements, a risk-weight ratio of 35%; and

(2) for those banks which adopted an internal ratings-based approach for calculating credit risk capital requirements, a risk-weight ratio calculated with reference to the probability of default, loss given default and exposure at default, each as defined under the Enforcement Detailed Rules on the Supervision of the Banking Business.

Under the Regulation on the Supervision of the Banking Business most recently amended on December 28, 2007, banks must generally maintain allowances for credit losses in respect of their outstanding loans and other credits (including guarantees, and acceptances and trust account loans) in an aggregate amount covering not less than:

•	0.85% of normal credits (or 0.9% in the case of normal credits comprising loans to borrowers in the construction, wholesale and retail, accommodation and restaurant or real estate and housing industries (as classified under the Korean Industry Classification Standard), 1.0% in the case of normal credits comprising loans to individuals and households, and 1.5% in the case of normal credits comprising outstanding credit card receivables and card loans);

•	7% of precautionary credits (or 10% in the case of precautionary credits comprising loans to individuals and households, and 15% in the case of precautionary credits comprising outstanding credit card receivables and card loans);

•	20% of substandard credits;

•	50% of doubtful credits (or 55% in the case of doubtful credits comprising loans to individuals and households, and 60% in the case of doubtful credits comprising outstanding credit card receivables and card loans); and

•	100% of estimated loss credits.

Furthermore, under a recent amendment to the Regulation on the Supervision of the Banking Business, Korean banks must establish allowances in respect of any confirmed guarantees (including confirmed acceptances) and outstanding unused credit line as of the date of settlement in an aggregate amount calculated at the same rates applicable to normal, precautionary, substandard and doubtful credits comprising their outstanding loans and other credits as set forth above.

See “— Recent Regulations Relating to Retail Household Loans” and “— Credit Card Business.”

Liquidity

All banks are required to ensure adequate liquidity by matching the maturities of their assets and liabilities in accordance with the Rules on the Supervision of the Banking Business. Banks may not invest an amount exceeding 60% of their Tier I and Tier II capital (less any capital deductions) in stocks and other securities with a maturity of over three years. This stipulation does not apply to Korean government bonds or to Monetary Stabilization Bonds issued by the Bank of Korea. The Financial Services Commission also requires each Korean bank to:

•	maintain a Won liquidity ratio (defined as Won assets due within one month, including marketable securities, divided by Won liabilities due within one month) of not less than 100% and to make monthly reports to the Financial Supervisory Service;

•	maintain a foreign currency liquidity ratio (defined as foreign currency liquid assets due within three months divided by foreign currency liabilities due within three months) of not less than 85%;

•	maintain a ratio of foreign currency liquid assets due within seven days less foreign currency liabilities due within seven days, divided by total foreign currency assets, of not less than 0%; and

•	maintain a ratio of foreign currency liquid assets due within a month less foreign currency liabilities due within a month, divided by total foreign currency assets, of not less than negative 10%.

The Monetary Policy Committee of the Bank of Korea is empowered to fix and alter minimum reserve requirements that banks must maintain against their deposit liabilities. The current minimum reserve ratio is:

•	7% of average balances for Won currency demand deposits outstanding;

•	0% of average balances for Won currency employee asset establishment savings deposits, employee long-term savings deposits, employee house purchase savings deposits, long-term house purchase savings deposits, household long-term savings deposits and employee preferential savings deposits outstanding; and

•	2% of average balances for Won currency time and savings deposits, mutual installments, housing installments and certificates of deposit outstanding.

For foreign currency deposit liabilities, a 2% minimum reserve ratio is applied to time deposits with a maturity of one month or longer, certificates of deposit with a maturity of 30 days or longer and savings deposits with a maturity of six months or longer and a 7% minimum reserve ratio is applied to demand deposits and other deposits. A 1% minimum reserve ratio applies to offshore accounts, immigrant accounts and resident accounts opened by foreign exchange banks.

Financial Exposure to Any Individual Customer and Major Shareholder

Under the Bank Act, the sum of large exposures by a bank — in other words, the total sum of its credits to single individuals, juridical persons or business groups that exceed 10% of the sum of Tier I and Tier II capital (less any capital deductions) — generally must not exceed five times the sum of Tier I and Tier II capital (less any capital deductions). In addition, banks generally may not extend credit (including loans, guarantees, purchases of securities (only in the nature of a credit) and any other transactions that directly or indirectly create credit risk) in excess of 20% of the sum of Tier I and Tier II capital (less any capital deductions) to a single individual or juridical person, or grant credit in excess of 25% of the sum of Tier I and Tier II capital (less any capital deductions) to a single group of companies as defined in the Monopoly Regulations and Fair Trade Act.

Amendments to the Bank Act which became effective on July 28, 2002 strengthened restrictions on extending credits to a major shareholder. A “major shareholder” is defined as:

•	a shareholder holding (together with persons who have a special relationship with that shareholder) in excess of 10%; (or 15% in the case of regional banks) in the aggregate of the bank’s total issued voting shares; or

•	a shareholder holding (together with persons who have a special relationship with that shareholder) in excess of 4% in the aggregate of the bank’s (excluding regional banks) total issued voting shares (excluding shares subject to the shareholding restrictions on “non-financial business group companies” as described below), where the shareholder is the largest shareholder or has actual control over the major business affairs of the bank through, for example, appointment and dismissal of the officers pursuant to the Enforcement Decree of the Bank Act. Non-financial business group companies primarily consist of: (i) any single shareholding group whose non-financial company assets comprise no less than 25% of its aggregate net assets; (ii) any single shareholding group whose non-financial company assets comprise no less than ~~W~~2 trillion in aggregate; or (iii) any mutual fund of which any single shareholding group identified in (i) or (ii) above, owns more than 4% of the total issued and outstanding shares.

Under these amendments, banks may not extend credits to a major shareholder (together with persons who have a special relationship with that shareholder) in an amount greater than the lesser of (x) 25% of the sum of the bank’s Tier I and Tier II capital (less any capital deductions) and (y) the relevant major shareholders’ shareholding ratio multiplied by the sum of the bank’s Tier I and Tier II capital (less any capital deductions). In addition, the total sum of credits granted to all major shareholders must not exceed 25% of the bank’s Tier I and Tier II capital (less any capital deductions). However, the foregoing restrictions do not apply to the Korea Deposit Insurance Corporation, in the event that the Korea Deposit Insurance Corporation becomes a major shareholder in the process of restructuring of a bank.

Interest Rates

Korean banks generally depend on deposits as their primary funding source. There are no legal controls on interest rates on loans made by registered banks in Korea. Historically, interest rates on deposits and lending rates were regulated by the Monetary Policy Committee. Controls on deposit interest rates in Korea have been gradually reduced and, in February 2004, the Korean government removed restrictions on all interest rates, except for the prohibition on interest payments on current account deposits. This deregulation process has increased competition for deposits based on interest rates offered and, therefore, may increase a bank’s interest expense.

Lending to Small- and Medium-sized Enterprises

In order to obtain funding from the Bank of Korea at concessionary rates for their small- and medium-sized enterprise loans, banks are required to allocate a certain minimum percentage of any monthly increase in their Won currency lending to small- and medium-sized enterprises. Currently, this minimum percentage is 45% in the case of nationwide banks and 60% in the case of regional banks. If a bank does not comply with this requirement, the Bank of Korea may:

•	require the bank to prepay all or a portion of funds provided to that bank in support of loans to small-and medium-sized enterprises; or

•	lower the bank’s credit limit.

Disclosure of Management Performance

For the purpose of protecting depositors and investors in commercial banks, the Financial Services Commission requires commercial banks to publicly disclose certain material matters, including:

•	financial condition and profit and loss of the bank and its subsidiaries;

•	fund raising by the bank and the appropriation of such funds;

•	any sanctions levied on the bank under the Bank Act or any corrective measures or sanctions under the Law on Improvement of Structure of Financial Industry; and

•	except as may otherwise have been disclosed by a bank or its financial holding company listed on the Stock Market Division of the Korea Exchange in accordance with the Regulations on Securities Issuance and Disclosure, occurrence of any of the following events listed below or any other event as prescribed by the applicable regulations:

(i) loans bearing no profit made to a single business group in an amount exceeding 10% of the sum of the bank’s Tier I and Tier II capital (less any capital deductions) as of the end of the previous month (where the loan exposure to that borrower is calculated as the sum of substandard credits, doubtful credits and estimated loss credits), unless the loan exposure to that group is not more than ~~W~~4 billion;

(ii) the occurrence of any financial incident involving embezzlement, malfeasance or misappropriation of funds in an amount exceeding 1% of the sum of the bank’s Tier I and Tier II capital (less any capital deductions), unless the bank has lost or expects to lose not more than ~~W~~1 billion as a result of that financial incident, or the governor of the Financial Supervisory Service has made a public announcement regarding the incident; and

(iii) any loss due to court judgments or similar decisions in civil proceedings in an amount exceeding 1% of the sum of the bank’s Tier I and Tier II capital (less any capital deductions) as of the end of the previous month, unless the loss is not more than ~~W~~1 billion.

Restrictions on Lending

Pursuant to the Bank Act, commercial banks may not provide:

•	loans for the purpose of speculation in commodities or securities;

•	loans directly or indirectly secured by a pledge of a bank’s own shares, or secured by a pledge of shares in excess of 20% of the issued and outstanding shares of any other corporation (subject to certain exceptions with respect to financing for infrastructure projects);

•	loans directly or indirectly to enable a natural or juridical person to buy the bank’s own shares;

•	loans directly or indirectly to finance political campaigns or related activities;

•	loans to any of the bank’s officers or employees, other than petty loans of up to ~~W~~20 million in the case of a general loan, ~~W~~50 million in the case of a general loan plus a housing loan or ~~W~~60 million in the aggregate for general loans, housing loans and loans to pay damages arising from wrongful acts of employees in financial transactions;

•	credit (including loans) secured by a pledge of shares of a subsidiary corporation of the bank or to enable a natural or juridical person to buy shares of a subsidiary corporation of the bank; or

•	loans to any officers or employees of a subsidiary corporation of the bank, other than general loans of up to ~~W~~20 million or general and housing loans of up to ~~W~~50 million in the aggregate.

Recent Regulations Relating to Retail Household Loans

The Financial Services Commission recently implemented a number of changes to the mechanisms by which a bank evaluates and report its retail household loan balances and has proposed implementing further changes. As a result of the rapid increase in retail household loans and related credit risks, the Financial Services Commission and the Financial Supervisory Service increased the minimum provisioning requirements for retail household loans. These requirements, set forth in the following table, became effective on December 31, 2006:

Provisioning Ratio on Retail
Household Loans
Asset Quality Classification	Before	Current

Normal	0.75% or above	1.0% or above
Precautionary	8.0% or above	10.0% or above
Substandard	20.0% or above	20.0% or above
Doubtful	55.0% or above	55.0% or above
Estimated loss	100.0%	100.0%

In addition, due to a rapid increase in the number of loans secured by homes and other forms of housing, the Financial Services Commission and the Financial Supervisory Service implemented regulations designed to curtail extension of new or refinanced loans secured by housing, including the following:

•	as to loans secured by a collateral of housing located nationwide, the loan-to-value ratio (the aggregate principal amount of loans secured by such collateral over the appraised value of the collateral) should not exceed 60%;

•	as to loans secured by collateral of housing located in areas of excessive investment as designated by the government, (i) the loan-to-value ratio for loans with a maturity of not more than three years should not exceed 50% and (ii) the loan-to-value ratio for loans with a maturity of more than three years should not exceed 60%;

•	as to loans secured by collateral of housing located outside of Seoul, Incheon and Gyeong-gi province, which housing was offered for sale on or before June 10, 2008 and with respect to which a sale contract is executed and earnest money deposit paid during the period between June 11, 2008 and June 30, 2009, the loan-to-value ratio should not exceed 70%;

•	as to loans secured by apartments located in areas of high speculation as designated by the government, (i) the loan-to-value ratio for loans with a maturity of not more than ten years should not exceed 40%; and (ii) the loan-to-value ratio for loans with a maturity of more than ten years should not exceed (a) 40%, if the price of such apartment is over ~~W~~600 million, and (b) 60%, if the price of such apartment is ~~W~~600 million or lower;

•	as to loans secured by apartments with appraisal value of more than ~~W~~600 million in areas of high speculation as designated by the government or certain metropolitan areas designated as areas of excessive investment by the government, the borrower’s debt-to-income ratio (calculated as (i) the aggregate annual total payment amount of (x) the principal of and interest on loans secured by such apartment(s) and (y) the interest on other debts of the borrower over (ii) the borrower’s annual income) should not exceed 40%;

•	as to apartments located in areas of high speculation as designated by the government, a borrower is permitted to have only one new loan secured by such apartment;

•	where a borrower has two or more loans secured by apartments located in areas of high speculation as designated by the government, the loan with the earliest maturity date must be repaid first and the number of loans must be eventually reduced to one; and

•	in the case of a borrower (i) whose spouse already has a loan secured by housing or (ii) who is single and under 30 years old, the debt-to-income ratio of the borrower in respect of loans secured by apartment(s) located in areas of high speculation as designated by the government should not exceed 40%.

See “Item 3D. Risk Factors — Risks relating to government regulation and policy — Government regulation of retail lending, particularly mortgage and home equity lending, has recently become more stringent, which may adversely affect our retail banking operations.”

Restrictions on Investments in Property

A bank may possess real estate property only to the extent necessary for the conduct of its business, unless the aggregate value of that property does not exceed 60% of the sum of the bank’s Tier I and Tier II capital (less any capital deductions). Any property that a bank acquires by exercising its rights as a secured party, or which a bank is prohibited from acquiring under the Bank Act, must be disposed of within one year.

Restrictions on Shareholdings in Other Companies

Under the Bank Act, a bank may not own more than 15% of shares outstanding with voting rights of another corporation, except where, among other reasons:

•	that corporation engages in a category of financial businesses set forth by the Financial Services Commission; or

•	the acquisition is necessary for the corporate restructuring of the corporation and is approved by the Financial Services Commission.

In the above exceptional cases, a bank must satisfy either of the following requirements:

•	the total investment in corporations in which the bank owns more than 15% of the outstanding shares with voting rights does not exceed 15% of the sum of Tier I and Tier II capital (less any capital deductions); or

•	the acquisition satisfies the requirements determined by the Financial Services Commission.

The Bank Act provides that a bank using its bank accounts and its trust accounts may not acquire the shares of another corporation that is a major shareholder of the bank in excess of an amount equal to 1% of the sum of Tier I and Tier II capital (less any capital deductions).

Restrictions on Bank Ownership

Under the Bank Act, a single shareholder and persons who have a special relationship with that shareholder generally may acquire beneficial ownership of no more than 10% of a nationwide bank’s total issued and outstanding shares with voting rights and no more than 15% of a regional bank’s total issued and outstanding shares with voting rights. The Korean government, the Korea Deposit Insurance Corporation and bank holding companies qualifying under the Financial Holding Company Act are not subject to this limit. However, non-financial business group companies may not acquire beneficial ownership of shares of a nationwide bank in excess of 4% of that bank’s outstanding voting shares, unless they obtain the approval of the Financial Services Commission and agree not to exercise voting rights in respect of shares in excess of the 4% limit, in which case they may acquire beneficial ownership of up to 10% of a nationwide bank’s outstanding voting shares. In addition, if a foreign investor, as defined in the Foreign Investment Promotion Act, owns in excess of 4% of a nationwide bank’s outstanding voting shares, non-financial business group companies may acquire beneficial ownership of up to 10% of that bank’s outstanding voting shares, and in excess of 10%, 25% or 33% of that bank’s outstanding voting shares with the approval of the Financial Services Commission in each instance, up to the number of shares owned by the foreign investor. Any other person (whether a Korean national or a foreign investor), with the exception of non-financial business group companies described above, may acquire no more than 10% of a nationwide bank’s total voting shares issued and outstanding, unless they obtain approval from the Financial Services Commission in each instance where the total holding will exceed 10% (or 15% in the case of regional banks), 25% or 33% of the bank’s total voting shares issued and outstanding provided that, in addition to the foregoing threshold shareholding ratios, the Financial Services Commission may, at its discretion, designate a separate and additional threshold shareholding ratio.

Deposit Insurance System

The Depositor Protection Act provides insurance for certain deposits of banks in Korea through a deposit insurance system. Under the Depositor Protection Act, all banks governed by the Bank Act are required to pay an insurance premium to the Korea Deposit Insurance Corporation on a quarterly basis. The rate is determined under the Enforcement Decree to the Depositor Protection Act, and may not exceed 0.5% of the bank’s insurable deposits in any given year. The current insurance premium is 0.05% of insurable deposits for each quarter. If the Korea Deposit Insurance Corporation makes a payment on an insured amount, it will acquire the depositors’ claims with respect to that payment amount. The Korea Deposit Insurance Corporation insures a maximum of ~~W~~50 million for deposits and interest, regardless of when the deposits were made and the size of the deposits. This limit does not apply to interest-free settlement accounts (for example, a checking account) during the period from January 1, 2001 to December 31, 2003 and therefore the whole amount deposited in such accounts is protected.

Restrictions on Foreign Exchange Position

Under the Korean Foreign Exchange Transaction Law, each of a bank’s net overpurchased and oversold positions may not exceed 50% of its shareholders’ equity as of the end of the prior month.

Laws and Regulations Governing Other Business Activities

A bank must register with the Ministry of Strategy and Finance to enter the foreign exchange business, which is governed by the Foreign Exchange Transaction Law. A bank must obtain the permission of the Financial Services Commission to enter the securities business, which is governed by regulations under the Financial Investment Services and Capital Markets Act. Under these laws, a bank may engage in the foreign exchange business, securities repurchase business, governmental/public bond underwriting business and governmental bond dealing business.

Trust Business

A bank must obtain approval from the Financial Services Commission to engage in trust businesses. The Trust Act and the Financial Investment Services and Capital Markets Act govern the trust activities of banks, and they are subject to various legal and accounting procedures and requirements, including the following:

•	under the Bank Act, assets accepted in trust by a bank in Korea must be segregated from other assets in the accounts of that bank, which requires that banks engaged in both banking and trust businesses must maintain two separate accounts and two separate sets of records; and

•	depositors and other general creditors cannot obtain or assert claims against the assets comprising the trust accounts in the event the bank is liquidated or wound-up.

The bank must make a special reserve of 25% or more of fees from each unspecified money trust account for which a bank guarantees the principal amount and a fixed rate of interest until the total reserve for that account equals 5% of the trust amount. Since January 1999, the Korean government has prohibited Korean banks from offering new guaranteed fixed rate trust account products whose principal and interest are guaranteed. If that bank breaches its duty of care as a trustee and causes losses to its customers, the court deposits are available as compensation.

Under the Financial Investment Services and Capital Markets Act, which became effective in February 2009, a bank with a trust business license (such as Kookmin Bank) is permitted to offer both specified money trust account products and unspecified money trust account products. Previously, banks were not permitted to offer unspecified money trust account products pursuant to the Indirect Investment Asset Management Act, which is no longer in effect following the effectiveness of the Financial Investment Services and Capital Markets Act.

Credit Card Business

General

In order to enter the credit card business, a bank must register with the Financial Services Commission. Credit card businesses are governed by the Specialized Credit Financial Business Act, enacted on August 28, 1997 and last amended on February 29, 2008. A registered bank engaging in the credit card business is regulated by the Financial Services Commission and the Financial Supervisory Service.

Disclosure and Reports

Pursuant to the Specialized Credit Financial Business Act, a registered bank engaging in the credit card business must submit its business reports and reports with respect to its results of operations to the Governor of the Financial Supervisory Service within one month from the end of each quarter and each month.

Risk of Loss Due to Lost, Stolen, Forged or Altered Credit Cards

Under the Specialized Credit Financial Business Act, a registered bank engaging in the credit card business is liable for any loss arising from the unauthorized use of credit cards or debit cards after it has received notice from the holder of the loss or theft of the card. A registered bank engaging in the credit card business is also responsible for any losses resulting from the use of forged or altered credit cards, debit cards and pre-paid cards. A registered bank engaging in the credit card business may, however, transfer all or part of this latter risk of loss to holders of credit card in the event of willful misconduct or gross negligence by holders of credit card if the terms and conditions of the agreement entered between the registered bank engaging in the credit card business and members of such cards specifically provide for that transfer.

For these purposes, disclosure of a customer’s password that is made intentionally or through gross negligence, or the transfer of or giving as collateral of the credit card or debit card, is considered willful misconduct or gross negligence. However, a disclosure of a cardholder’s password that is made under irresistible force or threat to cardholder or his/her relatives’ life or health will not be deemed as willful misconduct or negligence of the cardholder.

Each registered bank engaging in the credit card business must institute appropriate measures to fulfill these obligations, such as establishing provisions, purchasing insurance or joining a cooperative association.

Pursuant to the Enforcement Decree to Specialized Credit Financial Business Act, a registered bank engaging in the credit card business will be liable for any losses arising from loss or theft of a credit card (which was not from the holder’s willful misconduct or negligence) during the period beginning 60 days before the notice by the holder to the registered bank engaging in the credit card business.

Pursuant to the Specialized Credit Financial Business Act, the Financial Services Commission may either restrict the limit or take other necessary measures against the registered bank engaging in the credit card business with respect to the following:

•	maximum limits for cash advances on credit cards;

•	use restrictions on debit cards with respect to per day or per transaction usage; or

•	aggregate issuance limits and maximum limits on the amount per card on pre-paid cards.

Lending Ratio in Ancillary Business

Pursuant to the Enforcement Decree to the Specialized Credit Financial Business Act issued in December 2003, a registered bank engaging in the credit card business must maintain an aggregate quarterly average outstanding lending balance to credit cardholders (including cash advances and credit card loans, but excluding restructured loans) no greater the sum of (i) its aggregate quarterly average outstanding credit card balance arising from the purchase of goods and services and (ii) the aggregate quarterly debit card transaction volume.

Issuance of New Cards and Solicitation of New Cardholders

The Enforcement Decree to the Specialized Credit Financial Business Act establishes the conditions under which a registered bank engaging in the credit card business may issue new cards and solicit new members. New credit cards may be issued only to the following persons:

•	persons who are at least 18 years old when they apply for a credit card;

•	persons whose capability to pay bills as they come due has been verified using standards established by the registered bank engaging in the credit card business; and

•	in the case of minors who are at least 18 years and younger than 20 years, persons who submit a guardian’s consent along with documents evidencing income, such as an employment certificate or a tax certificate.

In addition, a registered bank engaging in the credit card business may not solicit credit card members by:

•	providing economic benefits or promising to provide economic benefits in excess of 10% of the annual credit card fee (in the case of no-annual fee credit cards, the average annual fees will be deemed to be ~~W~~10,000) in connection with issuing a credit card;

•	soliciting applicants on roads, public places or along corridors used by the general public;

•	soliciting applicants through visits, except those visits made upon prior consent and visits to a business area; and

•	soliciting applicants through pyramid sales methods.

Compliance Rules on Collection of Receivable Claims

Pursuant to Supervisory Regulation on the Specialized Credit Financial Business, a registered bank engaging in the credit card business may not:

•	exert violence or threaten violence;

•	inform a related party (a guarantor of the debtor, blood relative or fiancée of the debtor, a person living in the same household as the debtor or a person working in the same workplace as the debtor) of the debtor’s obligations without just cause;

•	provide false information relating to the debtor’s obligation to the debtor or his or her related parties;

•	threaten to sue or sue the debtor for fraud despite lack of affirmative evidence to establish that the debtor has submitted forged or false documentation with respect to his/her capacity to make payment;

•	visit or telephone the debtor during late evening hours (between the hours of 9:00 p.m. and 8:00 a.m.); and

•	utilize other uncustomary methods to collect the receivables that interfere with the privacy or the peace in the workplace of the debtor or his or her related parties.

Regulations on Class Actions Regarding Securities

The Law on Class Actions Regarding Securities was enacted as of January 20, 2004, last amended on August 3, 2007. The Law on Class Actions Regarding Securities governs class actions suits instituted by one or more representative plaintiff(s) on behalf of 50 or more persons who claim to have been damaged in a capital markets transaction involving securities issued by a listed company in Korea.

Applicable causes of action with respect to such suits include:

•	claims for damages caused by misleading information contained in a securities statement;

•	claims for damages caused by the filing of a misleading business report, semi-annual report, or quarterly report;

•	claims for damages caused by insider trading or market manipulation; and

•	claims instituted against auditors for damages caused by accounting irregularities.

Any such class action may be instituted upon approval from the presiding court and the outcome of such class action will have a binding effect on all potential plaintiffs who have not joined the action, with the exception of those who have filed an opt out notice with such court.

The Law on Class Actions Regarding Securities took effect on January 1, 2007 with respect to companies with a total asset value of less than ~~W~~2 trillion, and took effect on January 1, 2005 for all other companies and will apply retroactively to all applicable claims arising out of acts committed since its enactment.

An amendment of the new law delayed its effectiveness until December 31, 2006 with respect to claims against companies and their auditors in cases where such companies took steps to correct any accounting irregularities.

Financial Investment Services and Capital Markets Act

On July 3, 2007, the National Assembly of Korea passed the Financial Investment Services and Capital Markets Act (the “FSCMA”), a new law consolidating six laws regulating capital markets. The FSCMA became effective in February 2009. Prior to the effective date, certain procedural matters were initiated from July 2008, as discussed further below.

The following is a summary of the major changes introduced under the FSCMA.

Consolidation of Capital Markets-Related Laws

Prior to the effectiveness of the FSCMA, there were separate laws regulating various types of financial institutions depending on the type of financial institution (for example, securities companies, futures companies, trust business companies and asset management companies) and subjecting financial institutions to different licensing and ongoing regulatory requirements (for example, the Securities and Exchange Act, the Futures Business Act and the Indirect Investment Asset Management Business Act). By applying one uniform set of rules to the same financial business having the same economic function, the FSCMA attempts to improve and address issues caused by the current regulatory system under which the same economic function relating to capital markets-related businesses are governed by multiple regulations. To this end, the FSCMA categorizes capital markets-related businesses into six different functions, as follows:

•	dealing (trading and underwriting of “financial investment products” (as defined below)),

•	brokerage (brokerage of financial investment products),

•	collective investment (establishment of collective investment schemes and the management thereof),

•	investment advice,

•	discretionary investment management, and

•	trusts (together with the five businesses set forth above, the “Financial Investment Businesses”).

Therefore, all financial businesses relating to financial investment products have been reclassified as one or more of the Financial Investment Businesses described above, and financial institutions are subject to the regulations applicable to their relevant Financial Investment Business(es), irrespective of the type of the financial institution (for example, in principle, derivative businesses conducted by securities companies and futures companies are subject to the same regulations under the FSCMA).

The banking business and insurance business are not subject to the FSCMA and continue to be regulated under separate laws.

Comprehensive Definition of Financial Investment Products

In an effort to encompass the various types of securities and derivative products available in the capital markets, the FSCMA sets forth a comprehensive term “financial investment products,” defined to mean all financial products with a risk of loss in the invested amount (in contrast to “deposits,” which are financial products for which the invested amount is protected or preserved). Financial investment products are classified into two major categories: (i) “securities” (relating to financial investment products where the risk of loss is limited to the invested amount) and (ii) “derivatives” (relating to financial investment products where the risk of loss may exceed the invested amount). As a result of the general and open-ended manner in which financial investment products are defined, any future financial product could potentially come within the scope of the definition of financial investment products, thereby enabling Financial Investment Companies (as defined below) to handle a broader range of financial products. Under the FSCMA, securities companies, asset management companies, futures companies and other entities engaging in any Financial Investment Business are classified as “Financial Investment Companies.”

New License System and the Conversion of Existing Licenses

Under the FSCMA, Financial Investment Companies are able to choose what Financial Investment Business to engage in (via a “check the box” method set forth in the relevant license application), by specifying the desired (i) Financial Investment Business, (ii) financial investment product and (iii) target customers to which financial investment products may be sold or dealt to (i.e., general investors or professional investors). Licenses will be issued under the specific business sub-categories described in the foregoing sentence. For example, it would be possible for a Financial Investment Company to obtain a license to engage in the Financial Investment Business of (i) dealing (ii) over the counter derivatives products (iii) only with sophisticated investors.

Financial institutions that engage in business activities constituting a Financial Investment Business are required to take certain steps, such as renewal of their license or registration, in order to continue engaging in such business activities. Financial institutions that are not licensed Financial Investment Companies are not permitted to engage in any Financial Investment Business, subject to the following exceptions: (i) banks and insurance companies are permitted to engage in certain categories of Financial Investment Business; and (ii) other financial institutions that engaged in any Financial Investment Business prior to the effective date of the FSCMA (whether in the form of a concurrent business or an incidental business) are permitted to continue such Financial Investment Business for a period not exceeding six months commencing on the effective date of the FSCMA.

Expanded Business Scope of Financial Investment Companies

Under the previous regulatory system in Korea, it was difficult for a financial institution to explore a new line of business or expand upon its existing line of business. For example, a financial institution licensed as a securities company generally was not permitted to engage in the asset management business. In contrast, under the FSCMA, pursuant to the integration of its current businesses involving financial investment products into a single Financial Investment Business, a licensed Financial Investment Company is permitted to engage in all types of Financial Investment Businesses, subject to satisfying relevant regulations (for example, maintaining an adequate “Chinese Wall,” to the extent required). As to incidental businesses (i.e., a financial related business which is not a Financial Investment Business), the FSCMA generally allows a Financial Investment Company to freely engage in such incidental businesses by shifting away from the previous positive-list system towards a more comprehensive system. In addition, a Financial Investment Company is permitted to outsource marketing activities by contracting “introducing brokers” that are individuals but not employees of the Financial Investment Company. Financial Investment Companies are permitted (i) to engage in foreign exchange businesses related to their Financial Investment Business and (ii) to participate in the settlement network, pursuant to an agreement among the settlement network participants.

Improvement in Investor Protection Mechanism

While the FSCMA widens the scope of financial businesses in which financial institutions are permitted to engage, a more rigorous investor-protection mechanism is also imposed upon Financial Investment Companies dealing in financial investment products. The FSCMA distinguishes general investors from sophisticated investors and provides new or enhanced protections to general investors. For instance, the FSCMA expressly provides for a strict know-your-customer rule for general investors and imposes an obligation that Financial Investment Companies should market financial investment products suitable to each general investor, using written explanatory materials. Under the FSCMA, a Financial Investment Company could be liable if a general investor proves (i) damage or losses relating to such general investor’s investment in financial investment products solicited by such Financial Investment Company and (ii) the absence of the requisite written explanatory materials, without having to prove fault or causation. With respect to conflicts of interest between Financial Investment Companies and investors, the FSCMA expressly requires (i) disclosure of any conflict of interest to investors and (ii) mitigation of conflicts of interest to a comfortable level or abstention from the relevant transaction.

Other Changes of Securities/Fund Regulations

The FSCMA also affected various securities regulations including those relating to public disclosure, insider trading and proxy contests, which were previously governed by the Securities and Exchange Act. For example, the 5% and 10% reporting obligations under the Securities and Exchange Act has become more stringent. The Indirect Investment and Asset Management Business Act strictly limited the kind of vehicles that could be utilized under a collective investment scheme, restricting the range of potential vehicles to trusts and corporations, and the type of funds that can be used for investments. However, under the FSCMA, these restrictions have been significantly liberalized, permitting all vehicles that may be created under Korean law, such as limited liability companies or partnerships, to be used for the purpose of collective investments and allowing investment funds to be much more flexible as to their investments.

Item 4C.	Organizational Structure

The following chart provides an overview of our structure, including our significant subsidiaries and our ownership of such subsidiaries as of the date of this annual report:

Our largest subsidiary is Kookmin Bank, the assets of which represented approximately 99% of our total assets as of December 31, 2008. The following table provides summary information for our operating subsidiaries that are consolidated in our consolidated financial statements as of and for the year ended December 31, 2008, including their total assets, net income, operating income and stockholders’ equity:

			Operating				Stockholders’
Subsidiary	Total Assets		Income		Net Income		Equity
	(In millions of Won)

Kookmin Bank	~~W~~	255,977,839	~~W~~	2,028,674	~~W~~	1,430,361	~~W~~	16,082,598
KB Investment & Securities Co., Ltd.		2,076,917		58,453		45,547		340,769
KB Asset Management Co., Ltd.		126,666		38,639		27,890		116,321
KB Real Estate Trust Co., Ltd.		266,973		20,813		14,179		141,930
KB Investment Co., Ltd.		124,540		501		501		112,923
KB Futures Co., Ltd.		145,465		8,268		5,700		34,393
KB Credit Information Co., Ltd.		50,318		5,754		4,135		44,464
KB Data Systems Co., Ltd.		46,389		8,703		6,256		26,475
Kookmin Bank Hong Kong Ltd.		547,162		(9,986)		(9,169)		87,551
Kookmin Bank International Ltd.		590,194		(35,103)		(40,742)		52,342
KB Investment & Securities Hong Kong Ltd.		1,335		(350)		(328)		1,248

Further information regarding our subsidiaries is provided below:

•	Kookmin Bank was established in 2001 as a result of the merger of the former Kookmin Bank (established in 1963) and H&CB (established in 1967). Kookmin Bank provides a wide range of banking and other financial services to individuals, small- and medium-sized enterprises and large corporations in Korea. As of December 31, 2008, Kookmin Bank was the largest commercial bank in Korea based upon total assets (including loans) and deposits. As of December 31, 2008, Kookmin Bank had more than 26 million customers, with 1,245 branches nationwide.

•	KB Investment & Securities Co., Ltd., was established in Korea in 1995 to provide various investment banking services. KB Investment & Securities was formerly known as Hannuri Investment & Securities Co., Ltd. and was acquired by Kookmin Bank on March 11, 2008.

•	KB Asset Management Co., Ltd. was established in April 1988 as a subsidiary of Citizens Investment Trust Company to provide investment advisory services.

•	KB Real Estate Trust Co., Ltd. was established in December 1996 to provide real estate development and brokerage services by managing trusts related to the real estate industry.

•	KB Investment Co., Ltd. was established in Korea in March 1990 to invest in and finance small- and medium-sized enterprises. KB Investment was merged with Frontier Investment Co., Ltd. and Kookmin Venture Capital Co., Ltd. effective as of December 31, 2001 and June 27, 2002, respectively.

•	KB Futures Co., Ltd. was established in Korea in March 1997 to act as a broker-dealer for domestic and overseas futures transactions.

•	KB Credit Information Co., Ltd. was established in October 1999 to collect delinquent loans and to check credit history. KB Credit Information was merged with KM Credit Information Co., Ltd. on May 2, 2002.

•	KB Data Systems Co., Ltd. was established in Korea in September 1991 to provide software services to us and other financial institutions.

•	Kookmin Bank Hong Kong Ltd. was established in July 1995 to provide a broad range of corporate banking services.

•	Kookmin Bank International Ltd. was established in the United Kingdom in November 1991 to provide a broad range of corporate banking services.

•	KB Investment & Securities Hong Kong Ltd. was established in October 2002 to provide various investment banking services.

•	KB Life Insurance Co., Ltd., which is not a consolidated subsidiary under U.S. GAAP, was established in April 2004 to provide life insurance and wealth management products primarily through our branch network.

•	Other Subsidiaries. For the year ended December 31, 2008, we derived operating loss of ~~W~~327 billion (primarily reflecting non-recurring losses of our special purpose vehicle subsidiaries) and net income of ~~W~~8 billion from our remaining subsidiaries, which individually do not account for a significant amount of our business.

Item 4D.	Property, Plants and Equipment

Our registered office and corporate headquarters are located at 9-1, 2-ga, Namdaemoon-ro, Jung-gu, Seoul 100-703, Korea. The following table presents information regarding certain of our properties in Korea:

		Area
Type of Facility/Building	Location	(Square Meters)

Registered office and corporate headquarters	9-1, 2-ga, Namdaemoon-ro, Jung-gu, Seoul 100-703	1,749
Kookmin Bank headquarters building	36-3, Yeouido-dong, Yeongdeungpo-gu, Seoul 150-758	5,354
Kookmin Bank headquarters building	Jongro-gu, Seoul	3,704
Kookmin Bank Training institute	Ilsan	207,659
Kookmin Bank Training institute	Daecheon	4,158
Kookmin Bank Training institute	Sokcho	15,584
Kookmin Bank Training institute	Cheonan	196,649
Kookmin Bank IT center	Gangseo-gu, Seoul	13,116
Kookmin Bank IT center	Yeouido, Seoul	5,928
Kookmin Bank IT center	Yeouido, Seoul	2,006
Kookmin Bank IT center	Seongbuk-gu, Seoul	4,748

As of December 31, 2008, we had a countrywide network of 1,245 banking branches and sub-branches, as well as 31 branches for our other operations including credit information, real estate and insurance-related businesses. Approximately one-third of these facilities are housed in buildings owned by us, while the remaining branches are leased properties. Lease terms are generally from two to three years and seldom exceed five years. We also have subsidiaries in Hong Kong and the United Kingdom and branches of Kookmin Bank in Tokyo in Japan, Auckland in New Zealand, New York in the United States and Guangzhou and Harbin in China, as well as representative offices of Kookmin Bank in Almaty in Kazakhstan, Ho Chi Minh City in Vietnam and Kyiv in the Ukraine. We do not own any material properties outside of Korea.

The net book value of all the properties owned by us at December 31, 2008 was ~~W~~3,014 billion.

Item 4.A.	UNRESOLVED STAFF COMMENTS

We do not have any unresolved comments from the U.S. Securities and Exchange Commission staff regarding our periodic reports under the Securities Exchange Act of 1934, as amended, or the Exchange Act.

Item 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Item 5A.	Operating Results

Overview

The following discussion is based on our consolidated financial statements, which have been prepared in accordance with U.S. GAAP, except for (1) the segment analyses, which are prepared based on Korean GAAP and (2) the selected financial information under Korean GAAP, which is based on our consolidated financial statements prepared in accordance with Korean GAAP.

We were established on September 29, 2008 pursuant to a “comprehensive stock transfer” under Korean law, whereby holders of the common stock of Kookmin Bank and certain of its subsidiaries transferred all of their shares to us, a new financial holding company, and in return received shares of our common stock. See “Item 4A. History and Development of the Company — The Establishment of KB Financial Group.” The stock transfer was accounted for under U.S. GAAP as a transaction between entities under common control and, with respect to the transfer by minority stockholders of Kookmin Bank’s subsidiaries included in the stock transfer, the acquisition by us of such non-controlling interests of such subsidiaries was accounted for using the purchase method. Accordingly, the consolidated financial statements included in this annual report are, as of dates and for periods prior to the date of the stock transfer, for Kookmin Bank and its subsidiaries, and as of dates and for periods from and after the date of the stock transfer, for us and our subsidiaries, including Kookmin Bank. For further information regarding the accounting treatment of the stock transfer, see Note 3 of the notes to our consolidated financial statements.

Trends in the Korean Economy

Our financial position and results of operations have been and will continue to be significantly affected by financial and economic conditions in Korea.

Substantial growth in lending in Korea to small- and medium-sized enterprises in recent years, and deteriorating economic conditions in Korea and globally since the second half of 2008, have led to increasing delinquencies and a deterioration in overall asset quality in the credit exposures of Korean banks to small- and medium-sized enterprises. In 2008, under Korean GAAP, we recorded charge-offs of ~~W~~585 billion and provisions of ~~W~~1,340 billion in respect of our loans to small- and medium-sized enterprises, compared to charge-offs of ~~W~~290 billion and provisions of ~~W~~369 billion in 2007. See “Item 3D. Risk Factors — Risks relating to our small- and medium-sized enterprise loan portfolio.”

In recent years, commercial banks, credit card companies, consumer finance companies and other financial institutions in Korea have also made significant investments and engaged in aggressive marketing in retail lending (including mortgage and home equity loans), leading to substantially increased competition in this segment. The rapid growth in retail lending, together with deteriorating economic conditions since the second half of 2008, have led to increasing delinquencies, loan loss provisions, non-performing loans and charge-offs. In 2008, we recorded charge-offs of ~~W~~342 billion in respect of our retail loan portfolio, compared to charge-offs of ~~W~~324 billion in 2007. See “Item 3D. Risk Factors — Risks relating to our retail credit portfolio.”

The Korean economy is closely tied to, and is affected by developments in, the global economy. During the second and third quarter of 2007, credit markets in the United States started to experience difficult conditions and volatility that in turn have affected worldwide financial markets. In particular, in late July and early August 2007, market uncertainty in the U.S. sub-prime mortgage sector increased dramatically and further expanded to other markets such as those for leveraged finance, CDOs and other structured products. In September and October 2008, liquidity and credit concerns and volatility in the global financial markets increased significantly with the bankruptcy or acquisition of, and government assistance to, several major U.S. and European financial institutions, including the bankruptcy filing of Lehman Brothers, the acquisition of Merrill Lynch & Co., Inc. by the Bank of America Corp., the acquisition of Wachovia Corporation by Wells Fargo & Co., U.S. federal government conservatorship of the Federal Home Loan Mortgage Corporation, the Federal National Mortgage Association and Washington Mutual, Inc. and the U.S. federal government’s loans to AIG in exchange for an equity interest. We did not have material exposures to Lehman Brothers, Washington Mutual Inc. or AIG as of December 31, 2008. These developments have resulted in reduced liquidity, greater volatility, widening of credit spreads and a lack of price transparency in the United States and global financial markets. In response to such developments, legislators and financial regulators in the United States and other jurisdictions, including Korea, have implemented a number of policy measures designed to add stability to the financial markets, including the provision of direct and indirect assistance to distressed financial institutions. In particular, the Korean government has implemented or announced, among other things, the following measures:

•	In October 2008, the Korean government implemented a guarantee program to guarantee foreign currency-denominated debt incurred by Korean banks and their overseas branches between October 20, 2008 and June 30, 2009, which was subsequently extended to December 31, 2009, up to an aggregate amount of US$100 billion, for a period of five years from the date such debt was incurred.

•	In October 2008, the Bank of Korea established a temporary reciprocal currency swap arrangement with the Federal Reserve Board of the United States for up to US$30 billion, originally effective until April 30, 2009 and subsequently extended to October 30, 2009. The Bank of Korea has been providing U.S. dollar liquidity, through competitive auction facilities, to financial institutions established in Korea, including us, using funds from the swap line. Between October 23, 2008 and April 30, 2009, we received an aggregate of US$1.9 billion from the swap line.

•	In November 2008, the Korean government announced that it would seek to provide economic stimulus by expanding government expenditure and reducing tax, as well as loosening restrictions on real estate development and transactions.

•	In December 2008, the Korean government established a ~~W~~10 trillion bond market stabilization fund to purchase financial and corporate bonds and debentures in order to provide liquidity to companies and financial institutions. We contributed ~~W~~1 trillion to the fund.

•	In December 2008, the Bank of Korea agreed with the People’s Bank of China to establish a bilateral currency swap arrangement for up to ~~W~~38 trillion, effective for three years, and agreed with the Bank of Japan to increase the maximum amount of their bilateral swap arrangement from US$3 billion to US$20 billion, originally effective until April 30, 2009, and subsequently extended to October 30, 2009.

•	In December 2008, the Korean government announced that it would purchase non-performing loans held by savings banks, through the Korea Asset Management Corporation.

•	In December 2008, the Bank of Korea decided to make a one-time interest payment of ~~W~~500 billion in the aggregate to Korean banks with respect to their required reserve deposits with the Bank of Korea, which typically does not pay interest, in order to provide increased liquidity to such banks. We received ~~W~~92 billion of such interest from the Bank of Korea.

•	In March 2009, the Korean government established a ~~W~~20 trillion bank recapitalization fund to provide additional capital to Korean banks by purchasing their preferred shares, Tier I securities and/or subordinated debt. Of the ~~W~~20 trillion to be made available by the fund, ~~W~~12 trillion will initially be made available to 14 Korean banks. In February 2009, as one of the 14 Korean banks, Kookmin Bank, our banking subsidiary, applied and was approved by the Korean government to receive up to ~~W~~2 trillion from the bank recapitalization fund. On March 31, 2009, we received ~~W~~1 trillion of capital from the fund, in the form of purchases by the fund of Kookmin Bank’s hybrid Tier I securities.

•	In March 2009, the Korean government announced its plans to provide support to financial institutions and companies in the project finance industry by purchasing, through the Korea Asset Management Corporation, up to ~~W~~4.7 trillion of project finance loans designated by the Financial Supervisory Service as “endangered.”

•	From the fourth quarter of 2008 to the first quarter of 2009, the Bank of Korea decreased the policy rate by a total of 3.25% in order to address financial market instability and to help combat the slowdown of the domestic economy.

However, the overall impact of these and other legislative and regulatory efforts on the Korean financial markets remains uncertain, and they may not have the intended stabilizing effects.

More generally, we are also exposed to adverse changes and volatility in global and Korean financial markets as a result of our liabilities and assets denominated in foreign currencies and our holdings of trading and investment securities, including structured products such as collateralized debt obligations. As liquidity and credit concerns and volatility in the global financial markets increased significantly in the second half of 2008 and into 2009, the value of the Won relative to the U.S. dollar has depreciated at an accelerated rate. See “Exchange Rates.” Such depreciation of the Won has increased our cost in Won of servicing our foreign currency-denominated debt, while continued exchange rate volatility may also result in foreign exchange losses for us. Furthermore, as a result of adverse global and Korean economic conditions, there has been a significant overall decline and continuing volatility in securities prices, including the stock prices of Korean and foreign companies in which we hold an interest, which have resulted in and may lead to further trading and valuation losses on our trading and investment securities portfolio as well as impairment losses on our investments accounted for under the equity method, including our minority equity stake in JSC Bank CenterCredit, a Kazakhstan bank, which we acquired in 2008. See “Item 4B. Business Overview — Capital Markets Activities and International Banking — International Banking.”

In addition, recent increases in credit spreads, as well as limitations on the availability of credit resulting from heightened concerns about the stability of the markets generally and the strength of counterparties specifically that have led many lenders and institutional investors to reduce or cease funding to borrowers, have adversely affected our ability to borrow, particularly with respect to foreign currency funding, which may negatively impact our liquidity and performance. In the event that the current difficult conditions in the global credit markets continue, we may be forced to fund our operations at a higher cost or we may be unable to raise as much funding as we need to support our lending and other activities. This could cause us to curtail our business activities and could increase our cost of funding, both of which may reduce our profitability. See “Item 3D. Risk Factors — Other risks relating to our business — Difficult conditions in the global credit and financial markets could adversely affect our liquidity and performance” and “Item 3D. Risk Factors — Risks relating to liquidity and capital management.”

As a result of volatile conditions and weakness in the Korean and global economies, as well as factors such as the uncertainty surrounding the global financial markets, fluctuations in oil and commodity prices, interest and exchange rate fluctuations and tensions with North Korea, the economic outlook for the financial services sector in Korea in 2009 and for the foreseeable future remains uncertain.

New Basel Capital Accord

Beginning on January 1, 2008, the Financial Supervisory Service implemented Basel II in Korea, which has substantially affected the way risk is measured among Korean financial institutions, including Kookmin Bank. Building upon the initial Basel Capital Accord of 1988, which focused primarily on credit risk and market risk and on capital adequacy and asset soundness as measures of risk, Basel II expands this approach to contemplate additional areas of risk such as operational risk when calculating risk-weighted assets. While the implementation of Kookmin Bank’s internal ratings-based approach in 2008 has increased its capital adequacy ratio and led to a decrease in its credit risk-related capital requirements as compared to those under its previous approach under the initial Basel Capital Accord of 1988, there can be no assurance that such internal ratings-based approach under Basel II will not require an increase in Kookmin Bank’s credit risk capital requirements in the future, which may require it to either improve its asset quality or raise additional capital. See “Item 5B. Liquidity and Capital Resources — Financial Condition — Capital Adequacy.”

Changes in Securities Values, Exchange Rates and Interest Rates

Fluctuations of exchange rates, interest rates and stock prices affect, among other things, the demand for our products and services, the value of and rate of return on our assets, the availability and cost of funding and the financial condition of our customers. The following table shows, for the dates indicated, the stock price index of all equities listed on the Stock Market Division of the Korea Exchange as published in the KOSPI, the Won to U.S. dollar exchange rates and benchmark Won borrowing interest rates.

	Dec. 31,		June 30,		Dec. 30,		June 30,		Dec. 29,		June 29,		Dec. 31,		June 30,		Dec. 30,
	2004		2005		2005		2006		2006		2007		2007		2008		2008

KOSPI		895.92		1,008.16		1,379.37		1,295.15		1,434.46		1,743.60		1,897.13		1,674.92		1,124.47
Won/US$ exchange rates(1)	~~W~~	1,035.1	~~W~~	1,034.5	~~W~~	1,010.0	~~W~~	948.5	~~W~~	930.0	~~W~~	922.6	~~W~~	935.8	~~W~~	1,046.8	~~W~~	1,257.4
Corporate bond rates(2)		3.9%		4.4%		5.7%		5.3%		5.2%		5.6%		6.9%		6.9%		8.1%
Treasury bond rates(3)		3.3%		4.0%		5.1%		4.9%		4.9%		5.3%		5.7%		5.9%		3.4%

(1)	Represents the noon buying rate on the dates indicated.

(2)	Measured by the yield on three-year Korean corporate bonds rated as A+ by the Korean credit rating agencies.

(3)	Measured by the yield on three-year treasury bonds issued by the Ministry of Strategy and Finance of Korea.

Critical Accounting Policies

The notes to our consolidated financial statements contain a summary of our significant accounting policies, including a discussion of recently issued accounting pronouncements. Certain of these policies are critical to the portrayal of our financial condition, since they require management to make difficult, complex or subjective judgments, some of which may relate to matters that are inherently uncertain. We discuss these critical accounting policies below.

Allowance for Credit Losses

We evaluate our credit portfolio for impairment on an ongoing basis. We have established an allowance for credit losses, which is available to absorb probable losses that have been incurred in our credit portfolio as of the balance sheet date. If we believe that additions or changes to the allowance for credit losses are required, then we record provisions for credit losses, which are treated as charges against current income. Credit exposures that we deem to be uncollectible, including actual credit losses, net of recoveries of previously charged-off amounts, are charged directly against the allowance for credit losses.

We base the level of our allowance for credit losses on an evaluation of the risk characteristics of our credit portfolio. The evaluation considers factors such as historical loss experience, the financial condition of our borrowers and current economic conditions. We evaluate corporate loans, consumer loans and off-balance sheet credit instruments in different ways, due to their respective characteristics, as follows:

•	We generally evaluate impaired corporate loans individually, due to the unique characteristics of individual corporate borrowers, and establish an allowance for loan losses for such loans. As described in more detail in Note 1 of our consolidated financial statements, we consider a loan impaired when, after considering risk characteristics and current information and events, we believe it is probable that we will be unable to collect all amounts due under the contractual terms of the loan agreement, including principal and interest. Once we have identified loans as impaired, we generally value them either based on the present value of expected future cash flows discounted at the loan’s effective interest rate or, as a practical expedient, at a loan’s observable market price or the fair value of the collateral if a loan is collateral dependent. If the resulting value is less than the carrying value of the loan, we establish a specific allowance for the difference, which is deemed uncollectible.

•	We also establish an allowance for loan losses for corporate loans that we do not believe are impaired. This allowance is established for each homogeneous pool of these loans based on our historical loss experience for these types of loans.

•	We establish an allowance for losses related to leases based on historical loss experience for these types of loans.

•	We generally evaluate consumer loans and certain smaller balance corporate loans, including mortgages and home equity loans and credit card balances, as individual pools for loan loss reserve purposes due to their homogeneous nature, and establish an allowance for loan losses relating to each pool based on historical loss experience.

•	We establish an allowance for losses for off-balance sheet credit instruments based on the probability of usage and historical loss experience.

Factors that we consider when establishing reserves for homogeneous pools of corporate and consumer loans include, but are not limited to, global and local economic events, delinquencies and changes in underwriting and credit monitoring policies.

We believe that the accounting estimate related to our allowance for credit losses is a “critical accounting policy” because: (1) it is highly susceptible to change from period to period because it requires us to make assumptions about future default rates and losses relating to our credit portfolio; and (2) any significant difference between our estimated credit losses (as reflected in our allowance for credit losses) and actual credit losses could require us to take additional provisions which, if significant, could have a material impact on our net income. Our assumptions about estimated losses require significant judgment because actual losses have fluctuated in the past and are expected to continue to do so, based on a variety of factors.

Our consolidated financial statements for the year ended December 31, 2008 included a total allowance for credit losses of ~~W~~3,465 billion as of that date (including allowances of ~~W~~422 billion with respect to off-balance sheet credit instruments). Our total loan charge-offs, net of recoveries, amounted to ~~W~~966 billion and we recorded a provision for credit losses of ~~W~~2,313 billion in 2008.

Valuation of Securities and Financial Instruments

We invest in various financial instruments including debt and equity securities, derivatives and securities in venture capital activities. Depending on the accounting treatment specific to each type of financial instrument, an estimate of fair value is required to determine the instrument’s effect on our consolidated financial statements.

Effective January 1, 2008, we adopted Statement of Financial Accounting Standards (“SFAS”) No. 157, “Fair Value Measurements” (“SFAS No. 157”), which defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. We determine the fair value of our financial instruments that are recognized or disclosed at fair value in the financial statements on a recurring basis in accordance with SFAS No. 157. However, certain provisions of SFAS No. 157 that relate to non-financial assets and non-financial liabilities that are not measured at fair value on a recurring basis were adopted on January 1, 2009.

The fair value hierarchy established in SFAS No. 157 requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. Fair value is a market-based measure considered from the perspective of a market participant. As such, even when market assumptions are not readily available, our own assumptions reflect those that market participants would use in pricing the asset or liability at the measurement date. In accordance with SFAS No. 157, we use the following three levels of inputs in measuring fair value:

•	Level 1: Quoted prices in active markets for identical assets or liabilities. Level 1 assets and liabilities include debt and equity securities and derivative contracts that are traded in an active exchange market, as well as certain securities that are highly liquid and are actively traded in over-the-counter markets.

•	Level 2: Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

•	Level 3: Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. Level 3 assets and liabilities include financial instruments whose value is determined using pricing models, discounted cash flow methodologies, or similar techniques based on significant unobservable input data, as well as instruments for which the determination of fair value requires significant management judgment or estimation.

The fair value for certain financial instruments is derived using pricing models and other valuation techniques that involve significant management judgment. The price transparency of financial instruments is a key determinant of the degree of judgment involved in measuring fair value of our financial instruments. Financial instruments for which actively quoted prices or pricing parameters are available will generally have a higher degree of price transparency than those that are thinly traded or not quoted. In accordance with SFAS No. 157, the criteria we use to determine whether the market for a financial instrument is active or inactive are based on the particular asset or liability.

As a result of the adoption of SFAS No. 157, we have made certain amendments to the techniques we use in measuring the fair value of derivatives and other positions. These amendments change the way that the probability of default of a counterparty is factored into the valuation of derivative positions and include the impact of our own credit risk on derivatives and other liabilities measured at fair value.

In accordance with SFAS No. 157, we maximize the use of observable inputs and minimize the use of unobservable inputs when developing fair value measurements. When market prices are available, we use quoted market prices to measure fair value. If market prices are not available, fair value measurements are based upon models that use primarily market-based or independently-sourced market parameters, including interest rate yield curves, prepayment speeds, option volatilities and currency rates. We use either Level 1 or Level 2 measurements to determine the fair value of most financial instruments recorded in our financial statements. However, in circumstances where market prices are limited or unavailable, valuations may require significant management judgments or adjustments that utilize significant unobservable inputs, to determine fair value. In these cases, the applicable financial instruments are classified as Level 3.

The following provides a brief description of our valuation methodologies used to measure fair value by type of financial instruments:

•	Trading and available-for-sale securities and securities sold short, not yet purchased: The fair value of the securities included in trading assets, available-for-sale securities included in investments and securities in short position included in trading liabilities is recognized in our consolidated balance sheets based on quoted market prices, where available. For the securities traded in the over-the-counter market, we generally determine fair value utilizing internal valuation techniques or based on prices obtained from independent pricing services or brokers. Trading securities and derivatives recorded by using valuation methods and prices obtained from pricing services or brokers are generally classified as Level 2, except in cases where such quoted prices include unobservable inputs to the models, in which case such financial instruments are classified as Level 3. We validate prices received from pricing services or brokers using a variety of methods, including, but not limited to, comparison to secondary pricing services, corroboration of pricing by reference to other independent market data such as secondary broker quotes and relevant benchmark indices, and review by our personnel who are familiar with market liquidity and other market-related conditions. We have internal price verification procedures and review fair value methodology documentation provided by independent pricing services.

•	Other securities in venture capital activities: Other securities include venture capital securities. We carry venture capital investments traded publicly at fair value based on quoted market prices. If significant inputs to the fair value measurement for such securities are unobservable in the market due to limited activity, such securities are classified as Level 3.

•	Derivatives assets and liabilities: The majority of derivatives we enter into are traded in over-the-counter markets, and no quoted market prices exist for such instruments. The fair values of those derivatives are determined using internal valuation models that require the use of multiple market inputs including interest rate, prices and indices to generate continuous yield or pricing curves and volatility factors, which are used to value the position. The derivatives are placed as either Level 2 or Level 3 depending on the observability of significant inputs to the applicable internal valuation model.

With respect to our derivative positions, the majority of which are valued using internally developed models that use as their basis observable market inputs as described above, an adjustment is necessary to reflect the credit quality of each derivative counterparty to arrive at fair value. The adjustment is based on market-based measures of credit risk to the extent available and also takes into account contractual factors designed to reduce our credit exposure to each counterparty. Debt valuation adjustments are applied to reflect our own credit risk when measuring derivative liabilities at fair value in accordance with the requirements of SFAS No. 157. The methodology to determine the adjustment is consistent with counterparty credit risk adjustment and incorporates our credit spread as observed through the credit default swap market.

Our management evaluates investments in a loss position for other-than-temporary impairment. Declines in the fair value of individual available-for-sale securities and held-to-maturity securities below their amortized cost that are other than temporary result in write-downs of the individual securities to their fair value. Factors we consider in determining whether such declines in value are other than temporary include the length of time and extent to which fair value is less than cost, the status, financial condition and near-term prospects of the issuer, the status of the security, our intent and ability to hold the related security for a period of time sufficient to allow for any recovery in market value, and the condition of the Korean and relevant foreign economies. Any change in these assumptions could significantly affect the valuation and timing of recognition of an other-than-temporary impairment.

We believe that the accounting estimates related to the fair market value of our various securities is a “critical accounting policy” because: (1) they may be highly susceptible to change from period to period based on factors beyond our control; and (2) any significant difference between our estimated fair value of these securities on any particular date and either their estimated fair value on a different date or the actual proceeds that we receive upon sale of these securities could result in valuation losses or losses on disposal which may have a material impact on our net income. Our assumptions about the fair market value of securities we hold, and in particular whether or not any decline in the value of our available-for-sale or held-to-maturity securities is temporary, require significant judgment because actual valuations have fluctuated in the past and are expected to continue to do so, based on a variety of factors.

Goodwill and Other Intangible Assets

We recognized a significant amount of goodwill in connection with the merger of the former Kookmin Bank with Korea Long Term Credit Bank in 1998 and our acquisitions of Kookmin Credit Card in 2003 and KB Investment & Securities in March 2008, as well as our acquisition of minority interests in our consolidated subsidiaries pursuant to the comprehensive stock transfer through which we were established in 2008. In addition, we acquired core deposit and credit card relationship intangible assets upon our merger with H&CB in 2001, and credit card relationship intangible assets upon our acquisition of Kookmin Credit Card.

Goodwill represents the excess of acquisition cost over the fair value of assets and liabilities acquired in a business combination. We allocated goodwill to the reporting unit level, which we define as an operating segment, or one level below. We do not amortize goodwill. Instead, we perform tests for impairment of goodwill annually or more frequently if events or circumstances indicate that it might be impaired. Such tests include comparing the fair value of a reporting unit with its carrying amount, including goodwill. If the fair value is less than the carrying amount, a second test is required to measure the amount of goodwill impairment. The second step of the goodwill impairment test compares the implied fair value of the reporting unit goodwill with the carrying amount of that goodwill. If the carrying amount of the reporting unit goodwill exceeds the implied fair value of that goodwill, we recognize an impairment loss in an amount equal to that excess. Impairment assessments are performed using a variety of valuation methodologies, including discounted cash flow estimates. Management estimates the future cash flows expected to be derived from the use and, if applicable, the terminal value of the assets. The key variables that management must estimate include, among other factors, market trading volume, market share, fee income, growth rate and profitability margin. Although the assumptions used are consistent with internal planning, significant management judgment is involved in estimating these variables, which include inherent uncertainties. A discount rate is applied to the cash flow estimates considering our cost of capital rate and specific country and industry risk factors.

We recorded the other intangible assets at their estimated fair values. The core deposit intangible assets reflects the value of the base of demand deposits and savings accounts acquired, which we can expect to maintain for an extended period because of generally stable customer relationships. The fair value of this asset was based principally upon the estimates of: (1) the funding benefits that these deposits provide relative to our alternative funding sources; and (2) the projected run-off of the related customer accounts. The credit card relationship intangible assets reflect the value of the credit card relationships acquired from which we expect to derive future benefits over the estimated life of such relationships. The fair value of this asset was based principally upon the estimates of: (1) the profitability of the acquired accounts; and (2) the projected run-off of the acquired accounts. We will amortize these intangible assets over their estimated useful lives, which range from approximately six to ten years, on an accelerated basis. Any changes to the assumptions used in determining the fair values or the estimated useful lives of such assets could significantly affect the carrying values of these intangible assets. We periodically perform an impairment review on these intangible assets when circumstances warrant such an evaluation, and any impaired amounts are written off.

We believe that the accounting estimates related to the fair values of our acquired goodwill and other intangible assets is a “critical accounting policy” because: (1) they may be highly susceptible to change from period to period because they require assumptions about future cash flows, run-off rates and profitability; and (2) any significant difference between our estimates and the actual amounts could result in valuation losses which may have a material impact on our net income. Our assumptions about estimated future cash flows, run-off rates and profitability require significant judgment and the fair values of the goodwill and other intangible assets could fluctuate in the future, based on a variety of factors.

Valuation Allowance for Deferred Tax Assets and Uncertain Tax Positions

In the normal course of business, we and our subsidiaries enter into transactions for which the tax treatment is unclear or subject to varying interpretations. We evaluate and assess the relative risks and merits of the appropriate tax treatment of transactions, filing positions and taxable income calculations after considering statutes, regulations, judicial precedent, and other information, and maintain tax accruals consistent with our evaluation of these relative risks and merits. The result of our evaluation and assessment is by its nature an estimate. We and our subsidiaries are routinely subject to audit and challenges from tax authorities. In the event we resolve a challenge for an amount different than amounts previously accrued, we will account for the difference in the period in which we resolve the matter. From January 1, 2007, with respect to accounting for uncertainty in our tax positions, we adopted the Financial Accounting Standards Board (“FASB”) Interpretation No. 48, “Accounting for Uncertainty in Income Taxes” (“FIN No. 48”), which sets out a consistent framework to determine the appropriate level of tax reserves to maintain for uncertain tax positions.

This interpretation uses a two-step approach, wherein a tax benefit is recognized if a tax position is more likely than not to be sustained upon examination by tax authorities, and the amount recognized is measured as the largest amount of tax benefit that has a greater than 50% likelihood of being realized upon ultimate settlement with the tax authorities. Differences between tax positions taken in a tax return and amounts recognized are reflected in the financial statements as adjustments of income tax expense or deferred tax assets (liabilities). In addition, interest and penalties related to tax positions are classified as a component of income tax expense. FIN No. 48 also requires enterprises to make explicit disclosures at the end of each reporting period about uncertainties in their income tax positions, including detailed carry-forwards of tax benefits taken that do not qualify for financial statement recognition.

As a result of losses incurred by certain of our subsidiaries in the past, we had an aggregate of ~~W~~64 billion of net operating loss carry-forwards as of December 31, 2008, which expire from 2009 to 2013. We may be able to use these net operating loss carry-forwards, as well as temporary differences in the amount of tax recorded for tax purposes and accounting purposes, to reduce the amount of tax that we would otherwise be required to pay in future periods. We recognize all existing future tax benefits arising from these tax attributes as deferred tax assets and then, based on our internal estimates of our future profits, establish a valuation allowance equal to the extent that it is more likely than not that deferred tax assets will not be realized. We record a benefit or expense under the income tax expense/benefit line of our income statement when there is a net change in our total deferred tax assets and liabilities in a period. In 2006, 2007 and 2008, we recorded a valuation allowance for a certain amount of deferred tax assets resulting from net operating loss carry-forwards and land revaluation due to the uncertainty of the amount of our future profitability.

We believe that the estimates related to our recognition and measurement of uncertain tax positions and the establishment of the valuation allowance for deferred tax assets is a “critical accounting policy” because: (1) they may be highly susceptible to change from period to period based on our assumptions regarding the final outcome of our uncertain tax positions and our future profitability; and (2) any significant difference between our estimates of such outcomes and future profits on any particular date and estimates of such outcomes and future profits on a different date could result in an income tax expense or benefit which may have a material impact on our net income from period to period. Our assumptions about the final outcomes of our uncertain tax positions and our future profitability require significant judgment and are inherently subjective.

Results of Operations

Net Interest Income

The following table shows, for the periods indicated, the principal components of our net interest income:

	Year Ended December 31,						Year Ended December 31,
	2006		2007		2008(1)		2007/2006	2008/2007
	(In billions of Won, except percentages)						(% change)

Interest and dividend income(1)
Loans, including fees	~~W~~	9,941	~~W~~	11,295	~~W~~	13,865	13.6%	22.8%
Trading securities		159		247		282	55.3	14.2
Investment securities		1,217		1,171		1,488	(3.8)	27.1
Call loans and securities purchased under resale agreements		60		60		88	0.0	46.7
Deposits		28		19		14	(32.1)	(26.3)

Total interest and dividend income		11,405		12,792		15,737	12.2	23.0

Interest expense
Deposits		3,408		4,132		6,314	21.2	52.8
Call money		119		101		121	(15.1)	19.8
Other borrowed funds		354		478		417	35.0	(12.8)
Secured borrowings		389		379		342	(2.6)	(9.8)
Long-term debt		1,072		1,597		2,166	49.0	35.6

Total interest expense		5,342		6,687		9,360	25.2	40.0

Net interest income	~~W~~	6,063	~~W~~	6,105	~~W~~	6,377	0.7	4.5

Net interest margin(2)		3.43%		3.17%		2.83%

(1)	Excludes an interest payment of ~~W~~92 billion we received from the Bank of Korea in 2008 on our deposit of required reserves. This interest income was excluded as it was a one-time event in response to the global financial crisis in 2008 and the Bank of Korea generally does not pay interest on its required reserves. See “— Overview — Trends in the Korean Economy.”

(2)	The ratio of net interest income to average interest earning assets. See “Item 3A. Selected Financial Data — Profitability ratios and other data.”

Comparison of 2008 to 2007

Interest and dividend income.  Interest and dividend income increased 23.0% from ~~W~~12,792 billion in 2007 to ~~W~~15,737 billion in 2008, primarily due to a 22.8% increase in interest and fees on loans, which was enhanced by a 27.1% increase in interest and dividends on investment securities. The average balance of our interest earning assets increased 16.9% from ~~W~~192,610 billion in 2007 to ~~W~~225,102 billion in 2008, and the average yields on our interest earning assets increased from 6.64% in 2007 to 6.99% in 2008.

The 22.8% increase in interest and fees on loans from ~~W~~11,295 billion in 2007 to ~~W~~13,865 billion in 2008 was primarily the result of:

•	a 26.3% increase in the average volume of commercial and industrial loans from ~~W~~55,759 billion in 2007 to ~~W~~70,442 billion in 2008, which was enhanced by an increase of 58 basis points in average yields on such loans from 6.25% in 2007 to 6.83% in 2008;

•	a 5.8% increase in the average volume of mortgage and home equity loans from ~~W~~64,419 billion in 2007 to ~~W~~68,154 billion in 2008, which was enhanced by an increase of 35 basis points in average yields on such loans from 6.49% in 2007 to 6.84% in 2008; and

•	a 17.8% increase in the average volume of other consumer loans from ~~W~~21,834 billion in 2007 to ~~W~~25,716 billion in 2008, which was enhanced by an increase of 17 basis points in the average yields on such loans from 8.25% to 8.42% in 2008.

The increase in the average volume of commercial and industrial loans was primarily a result of increased lending to small- and medium-sized enterprises due to increased marketing efforts to procure such customers. The average volume of mortgage and home equity loans increased mainly as the result of higher demand for such loans in Korea. The increase in the average volume of other consumer loans, which are primarily unsecured and generally have higher interest rates, mainly reflected our efforts to increase higher-margin loans to retail customers with good credit ratings. The increase in the average yields for commercial and industrial, mortgage and home equity and other consumer loans was primarily a result of the general rise in market interest rates in Korea for such loans from 2007 to 2008.

Overall, the average volume of our loans increased 17.3%, from ~~W~~161,157 billion in 2007 to ~~W~~189,012 billion in 2008, and the average yields on our loans increased 33 basis points, from 7.01% in 2007 to 7.34% in 2008, reflecting the higher interest rate environment.

Our securities portfolio consists primarily of investment securities, of which 88.0% represented debt securities issued by government-owned or -controlled enterprises or financial institutions (including the Korea Electric Power Corporation, the Korea Deposit Insurance Corporation, the Bank of Korea, the Korea Development Bank and the Industrial Bank of Korea) and debt securities issued by financial institutions and other Korean banks as of December 31, 2008. Interest and dividends on investment securities increased 27.1% from ~~W~~1,171 billion in 2007 to ~~W~~1,488 billion in 2008. This increase was primarily due to a 15.2% increase in the average volume of investment securities from ~~W~~24,695 billion in 2007 to ~~W~~28,458 billion in 2008, which mainly reflected our increased purchases of Korean treasury and government agency debt securities. The effect of this increase was enhanced by an increase of 49 basis points in average yields on such investment securities from 4.74% in 2007 to 5.23% in 2008, primarily due to the general rise in market interest rates in Korea for debt securities.

Our securities portfolio also includes trading securities, of which 86.1% represented debt securities issued by government-owned or -controlled enterprises or financial institutions and debt securities issued by financial institutions and other Korean banks as of December 31, 2008. Interest and dividends on trading securities increased 14.2% from ~~W~~247 billion in 2007 to ~~W~~282 billion in 2008. This increase was primarily due to an increase of 57 basis points in average yields on such trading securities from 4.87% in 2007 to 5.44% in 2008, primarily due to the general rise in market interest rates in Korea for debt securities.

Interest Expense.  Interest expense increased 40.0% from ~~W~~6,687 billion in 2007 to ~~W~~9,360 billion in 2008, primarily due to a 52.8% increase in interest expense on deposits, which was enhanced by a 35.6% increase in interest expense on long-term debt. The average balance of our interest bearing liabilities increased 17.8% from ~~W~~175,946 billion in 2007 to ~~W~~207,335 billion in 2008, principally as a result of increases in deposits and long-term debt, which was enhanced by a 71 basis point increase in average cost from 3.80% in 2007 to 4.51% in 2008.

The 52.8% increase in interest expense on deposits from ~~W~~4,132 billion in 2007 to ~~W~~6,314 billion in 2008 was primarily the result of:

•	a 22.8% increase in the average volume of other time deposits from ~~W~~63,082 billion in 2007 to ~~W~~77,495 billion in 2008, which was enhanced by a 96 basis point increase in the average interest rate paid on other time deposits from 4.40% in 2007 to 5.36% in 2008; and

•	a 73.6% increase in the average volume of certificates of deposit from ~~W~~14,628 billion in 2007 to ~~W~~25,392 billion in 2008, which was enhanced by an 85 basis point increase in the average interest rate paid on certificates of deposit from 5.19% in 2007 to 6.04% in 2008.

The increases in the average volumes of other time deposits and certificates of deposit were primarily attributable to increased demand for such deposit products, as an alternative to higher-risk investments. The increases in the average interest rates paid on other time deposits and certificates of deposit resulted from the general increase in market interest rates in Korea from 2007 to 2008.

These increases were partially offset by a 27.8% decrease in the average volume of mutual installment deposits from ~~W~~6,900 billion in 2007 to ~~W~~4,985 billion in 2008, which was principally due to the continuing decrease in our customers’ preference for mutual installment deposits relative to higher-yielding banking products.

The 35.6% increase in interest expense on long-term debt from ~~W~~1,597 billion in 2007 to ~~W~~2,166 billion in 2008 was mainly due to a 32.0% increase in the average volume of such debt from ~~W~~29,099 billion in 2007 to ~~W~~38,406 billion in 2008, due primarily to our increased use of long-term debt in order to meet our greater funding needs. This was enhanced by a 15 basis point increase in the average cost of such debt from 5.49% in 2007 to 5.64% in 2008, which was attributable mainly to the general increase in market interest rates in Korea for such debt.

Net interest margin.  Net interest margin represents the ratio of net interest income to average interest earning assets. Our overall net interest margin decreased from 3.17% in 2007 to 2.83% in 2008, as the increase in the average volume of interest earning assets outpaced the increase in our net interest income. The average volume of our interest earning assets increased 16.9% from ~~W~~192,610 billion in 2007 to ~~W~~225,102 billion in 2008, while net interest income increased 4.5% from ~~W~~6,105 billion in 2007 to ~~W~~6,377 billion in 2008. However, the net interest spread, which represents the difference between the average yield on our interest-earning assets and the average cost of our interest-bearing liabilities, declined from 2.84% in 2007 to 2.48% in 2008. The decline in net interest spread reflected a larger increase in the average cost of our interest bearing liabilities (including as a result of sharp growth in the average volume of other time deposits, where the increase in average cost was also relatively large) relative to the increase in the average yield on our interest earning assets (which was slowed by a relatively small increase in the average yield on commercial and industrial loans and other consumer loans, where the growth in average volume was relatively large), primarily reflecting the continuing rate-based competition in the Korean banking industry for the marketing of both loan and deposit products.

Comparison of 2007 to 2006

Interest and dividend income.  Interest and dividend income increased 12.2% from ~~W~~11,405 billion in 2006 to ~~W~~12,792 billion in 2007, primarily due to a 13.6% increase in interest and fees on loans, which was enhanced by a 55.3% increase in interest and dividends on trading securities. The average balance of our interest earning assets increased 9.0% from ~~W~~176,655 billion in 2006 to ~~W~~192,610 billion in 2007, and the average yields on our interest earning assets increased from 6.46% in 2006 to 6.64% in 2007.

The 13.6% increase in interest and fees on loans from ~~W~~9,941 billion in 2006 to ~~W~~11,295 billion in 2007 was primarily the result of:

•	a 24.9% increase in the average volume of commercial and industrial loans from ~~W~~44,631 billion in 2006 to ~~W~~55,759 billion in 2007, which was enhanced by an increase of 21 basis points in average yields on such loans from 6.04% in 2006 to 6.25% in 2007;

•	a 6.7% increase in the average volume of mortgage and home equity loans from ~~W~~60,373 billion in 2006 to ~~W~~64,419 billion in 2007, which was enhanced by an increase of 32 basis points in average yields on such loans from 6.17% in 2006 to 6.49% in 2007; and

•	a 34.0% increase in the average volume of construction loans from ~~W~~5,194 billion in 2006 to ~~W~~6,959 billion in 2007.

The increase in the average volume of commercial and industrial loans was primarily a result of increased lending to small- and medium-sized enterprises due to increased marketing efforts to procure such customers. The average volume of mortgage and home equity loans increased mainly as the result of higher demand for such loans in Korea. The increase in the average yields for commercial and industrial and mortgage and home equity loans was primarily a result of the general rise in market interest rates in Korea from 2006 to 2007. The increase in the average volume of construction loans primarily reflected higher demand for such loans to finance new real estate projects.

Overall, the average volume of our loans increased 12.3%, from ~~W~~143,457 billion in 2006 to ~~W~~161,157 billion in 2007, and the average yields on our loans increased eight basis points, from 6.93% in 2006 to 7.01% in 2007, reflecting the higher interest rate environment.

Our securities portfolio consisted primarily of investment securities, of which 91.3% represented debt securities issued by government-owned or -controlled enterprises or financial institutions (including the Korea Electric Power Corporation, the Korea Deposit Insurance Corporation, the Bank of Korea, the Korea Development Bank and the Industrial Bank of Korea) and debt securities issued by financial institutions and other Korean banks as of December 31, 2007. Interest and dividends on investment securities decreased 3.8% from ~~W~~1,217 billion in 2006 to ~~W~~1,171 billion in 2007. This decrease was primarily due to a 10.5% decrease in the average volume of investment securities from ~~W~~27,605 billion in 2006 to ~~W~~24,695 billion in 2007, which mainly reflected our decreased purchases of debt securities issued by financial institutions in the first half of 2007 for investment purposes. The effect of this decrease was partially offset by an increase of 33 basis points in average yields on such investment securities from 4.41% in 2006 to 4.74% in 2007, primarily due to the general rise in market interest rates in Korea.

Our securities portfolio also included trading securities, of which 95.0% represented debt securities issued by government-owned or -controlled enterprises or financial institutions and debt securities issued by financial institutions and other Korean banks as of December 31, 2007. Interest and dividends on trading securities increased 55.3% from ~~W~~159 billion in 2006 to ~~W~~247 billion in 2007. This increase was primarily due to a 52.8% increase in the average volume of trading securities from ~~W~~3,318 billion in 2006 to ~~W~~5,070 billion in 2007, which was principally the result of our increased purchases of debt securities of financial institutions for trading purposes.

Interest Expense.  Interest expense increased 25.2% from ~~W~~5,342 billion in 2006 to ~~W~~6,687 billion in 2007, primarily due to a 21.2% increase in interest expense on deposits, a 49.0% increase in interest expense on long-term debt and a 35.0% increase in interest expense on other borrowed funds. The average balance of our interest bearing liabilities increased 9.2% from ~~W~~161,148 billion in 2006 to ~~W~~175,946 billion in 2007, principally as a result of increases in long-term debt, deposits and other borrowed funds, which was enhanced by a 49 basis point increase in average cost from 3.31% in 2006 to 3.80% in 2007.

The 21.2% increase in interest expense on deposits from ~~W~~3,408 billion in 2006 to ~~W~~4,132 billion in 2007 was primarily the result of:

•	a 74.4% increase in the average volume of certificates of deposit from ~~W~~8,386 billion in 2006 to ~~W~~14,628 billion in 2007, which was enhanced by a 67 basis point increase in the average interest rate paid on certificates of deposit from 4.52% in 2006 to 5.19% in 2007;

•	a 48 basis point increase in the average interest rate paid on other time deposits from 3.92% in 2006 to 4.40% in 2007; and

•	a 13 basis point increase in the average interest rate paid on savings deposits from 0.71% in 2006 to 0.84% in 2007.

The increase in the average volume of certificates of deposit was primarily attributable to our increased focus on marketing such certificates of deposit as a cost-effective source for our higher funding requirements. The increases in the average interest rates paid on certificates of deposit, other time deposits and savings deposits resulted from the general increase in market interest rates in Korea from 2006 to 2007.

These increases were partially offset by an 18.9% decrease in the average volume of mutual installment deposits from ~~W~~8,511 billion in 2006 to ~~W~~6,900 billion in 2007, which was principally due to the continuing decrease in our customers’ preference for mutual installment deposits relative to higher-yielding banking products.

The 49.0% increase in interest expense on long-term debt from ~~W~~1,072 billion in 2006 to ~~W~~1,597 billion in 2007 was mainly due to a 43.5% increase in the average volume of such debt from ~~W~~20,285 billion in 2006 to ~~W~~29,099 billion in 2007, due primarily to our increased use of long-term debt in order to meet our greater funding needs. This was enhanced by a 21 basis point increase in the average cost of such debt from 5.28% in 2006 to 5.49% in 2007, which was attributable mainly to the general increase in market interest rates in Korea.

The 35.0% increase in interest expense on other borrowed funds from ~~W~~354 billion in 2006 to ~~W~~478 billion in 2007 resulted mainly from an increase in the average volume of such borrowings, which was enhanced by an increase in the average interest rate paid with respect to such borrowings. The average volume of short-term borrowings other than borrowings from the Bank of Korea increased 23.3% from ~~W~~7,574 billion in 2006 to

~~W~~9,335 billion in 2007, primarily as a result of the increase in our overall funding needs. The average interest rate paid on short-term borrowings other than borrowings from the Bank of Korea increased 47 basis points from 4.48% in 2006 to 4.95% in 2007. Such increase mainly reflected the higher interest rate environment.

Net interest margin.  Our overall net interest margin decreased from 3.43% in 2006 to 3.17% in 2007, as the increase in the average volume of interest earning assets outpaced the increase in our net interest income. The average volume of our interest earning assets increased 9.0% from ~~W~~176,655 billion in 2006 to ~~W~~192,610 billion in 2007, while net interest income increased 0.7% from ~~W~~6,063 billion in 2006 to ~~W~~6,105 billion in 2007. However, the net interest spread declined from 3.15% in 2006 to 2.84% in 2007. The decline in net interest spread reflected a larger increase in the average cost of our interest bearing liabilities (including other time deposits) relative to the increase in the average yield on our interest earning assets (which was slowed by a relatively small increase in the average yield on commercial and industrial loans, where the growth in average volume was relatively large), primarily reflecting the continuing rate-based competition in the Korean banking industry for the marketing of both loan and deposit products.

Provision for Credit Losses

For a discussion of our loan loss provisioning policy, see “Item 4B. Business Overview — Assets and Liabilities — Loan Portfolio — Provisioning Policy.”

Comparison of 2008 to 2007

Our provision for credit losses increased substantially from ~~W~~18 billion in 2007 to ~~W~~2,313 billion in 2008, primarily due to increases in delinquencies and impaired loans in our loan portfolio, particularly with respect to loans to small- and medium-sized enterprises (including in the construction sector), as well as a significant increase in the outstanding volume of our corporate loans.

Our loan charge-offs, net of recoveries, increased 35.3% from ~~W~~714 billion in 2007 to ~~W~~966 billion in 2008, which was attributable mainly to a ~~W~~163 billion increase in net charge-offs of corporate loans.

Comparison of 2007 to 2006

Our provision for credit losses increased from a reversal of provision of ~~W~~100 billion in 2006 to provisions of ~~W~~18 billion in 2007, primarily due to a significant increase in the outstanding volume of our corporate loans. This increase was partially offset by a reversal of provisions in respect of unused lines of credits and guarantees other than loans, mainly due to an improvement in the overall asset quality of such credit-related commitments.

Our loan charge-offs, net of recoveries, increased 30.1% from ~~W~~549 billion in 2006 to ~~W~~714 billion in 2007, which was attributable mainly to a ~~W~~116 billion increase in net charge-offs of corporate loans.

Allowance for Loan Losses

For information on allowance for loan losses, see “— Critical Accounting Policies — Allowance for Loan Losses” and “Item 4B. Business Overview — Assets and Liabilities — Loan Portfolio — Allocation of Allowance for Loan Losses.”

Corporate Loans.  We establish specific loan loss allowances for corporate loans based on whether a particular loan is impaired or not. See “Item 4B. Business Overview — Assets and Liabilities — Loan Portfolio — Provisioning Policy.” We also establish an allowance for loan losses for corporate loans that we do not believe are impaired based on our historical loss experience for those types of loans. Smaller balance commercial loans (which are commercial loans of ~~W~~1 billion or less) are managed on a portfolio basis and evaluated collectively for impairment. The following table shows, for the periods indicated, certain information regarding our impaired corporate loans.

	As of December 31,
	2006	2007	2008

Impaired loans as a percentage of total corporate loans	4.7%	2.5%	3.7%
Allowance for loan losses as a percentage of total corporate loans	2.9	1.7	2.7
Allowance for loan losses as a percentage of impaired loans	51.7	53.0	45.1

During 2008, impaired loans and allowance for loan losses, each as a percentage of total corporate loans, increased due to significant growth in our impaired loans and allowance for loan losses, which outpaced the growth in our total corporate loans. However, the level of allowance for loan losses as a percentage of impaired loans decreased as the increase in impaired loans, primarily as a result of adverse economic conditions in Korea, was comprised of a greater portion of relatively higher-quality impaired loans with lower levels of allowances (or without an allowance) as compared to lower-quality impaired loans.

During 2007, impaired loans and allowance for loan losses, each as a percentage of total corporate loans, decreased due to significant growth in our corporate loans which resulted in a decrease in the overall outstanding balance of both total impaired loans and allowance for loan losses as a percentage of total corporate loans. However, a greater portion of relatively higher-quality impaired loans with lower levels of allowances for loan losses were repaid in 2007 as compared to lower-quality impaired loans, which led to a worse overall mix of impaired loans and in turn resulted in an increase in allowance for loan losses as a percentage of impaired loans.

Consumer Loans.  We establish allowances for loan losses for consumer loans (including credit card receivables) based on historical losses as well as delinquencies and changes in underwriting and credit monitoring policies. We also analyze government economic data when considering consumer bankruptcies and delinquency rates as well as the build-up of consumer debt in Korea. The following table shows, for the periods indicated, certain information regarding our non-performing loans to the consumer sector.

	As of December 31,
	2006	2007	2008

Non-performing loans as a percentage of total consumer loans	0.7%	0.4%	0.3%
Allowance for loan losses as a percentage of total consumer loans	0.9	0.6	0.5
Allowance for loan losses as a percentage of non-performing loans	15.7	16.1	17.2

During 2008, non-performing consumer loans and allowance for loan losses, each as a percentage of total consumer loans, decreased as a result of the growth in our consumer loan portfolio, which led to a decrease in the overall outstanding balance of both total non-performing consumer loans and allowance for loan losses as a percentage of total consumer loans. However, a deterioration in the asset quality of our existing non-performing consumer loans led to a worse overall mix of non-performing consumer loans, which caused the level of allowance for loan losses as a percentage of non-performing consumer loans to increase.

During 2007, non-performing consumer loans and allowance for loan losses, each as a percentage of total consumer loans, decreased as a result of the growth in our consumer loan portfolio, especially in mortgage and home equity loans, which led to a decrease in the overall outstanding balance of both total non-performing consumer loans and allowance for loan losses as a percentage of total consumer loans. However, a deterioration in the asset quality of our existing non-performing consumer loans led to a worse overall mix of non-performing consumer loans, which caused the level of allowance for loan losses as a percentage of non-performing consumer loans to increase slightly.

Non-Interest Income

The following table shows, for the periods indicated, the components of our non-interest income:

	Year Ended December 31,						Year Ended December 31,
	2006		2007		2008		2007/2006	2008/2007
	(In billions of Won)						(% change)

Credit card merchant fees	~~W~~	884	~~W~~	976	~~W~~	1,034	10.4	5.9
Other fees and commission income (excluding credit card merchant fees)		1,251		1,448		1,347	15.7	(7.0)
Net trading revenue		263		41		104	(84.4)	153.7
Trust fees, net		156		159		165	1.9	3.8
Net gain on investments		85		1,017		90	1,096.5	(91.2)
Other non-interest income		241		372		212	54.4	(43.0)

Total non-interest income	~~W~~	2,880	~~W~~	4,013	~~W~~	2,952	39.3	(26.4)

Comparison of 2008 to 2007

Non-interest income decreased 26.4% from ~~W~~4,013 billion in 2007 to ~~W~~2,952 billion in 2008. This decrease was attributable primarily to:

•	a ~~W~~927 billion decrease in net gain on investments from ~~W~~1,017 billion in 2007 to ~~W~~90 billion in 2008;

•	a ~~W~~160 billion decrease in other non-interest income from ~~W~~372 billion in 2007 to ~~W~~212 billion in 2008; and

•	a ~~W~~101 billion decrease in other fees and commission income from ~~W~~1,448 billion in 2007 to ~~W~~1,347 billion in 2008.

These decreases were partially offset by a ~~W~~63 billion increase in net trading revenue from ~~W~~41 billion in 2007 to ~~W~~104 billion in 2008.

The 91.2% decrease in net gain on investments was attributable mainly to a decrease in gains on disposal of investment securities, as gains from the disposal of our shares in LG Card Co., Ltd. in 2007 were not repeated in 2008, as well as the deterioration of financial market conditions in 2008, which led to a decrease in the general level of securities prices and a significant increase in impairment losses on equity securities in our investment securities portfolio.

Other non-interest income consists mainly of gains on hedge activities, recovery on non-performing loans that were written off and the sale of loans. The 43.0% decrease in other non-interest income was attributable principally to proceeds received in 2007 from sales of assets by one of our subsidiaries in liquidation, not being repeated in 2008.

Other fees and commission income consists of commissions received on credit cards, commissions and fees received for brokerage and agency activities, bancassurance fees, and commissions received on fund management, cash dispenser services and letters of credit. The 7.0% decrease in other fees and commission income was attributable principally to a decrease in commissions and fees received for brokerage and agency activities, primarily reflecting a decrease in fees received from sales of beneficiary certificates.

Net trading revenue consists of net realized and unrealized gains on securities and derivatives in our trading portfolio. The 153.7% increase in net trading revenue resulted mainly from an increase in net gains on valuation of derivatives, which reflected higher exchange rate and interest rate volatility and transaction volume.

Comparison of 2007 to 2006

Non-interest income increased 39.3% from ~~W~~2,880 billion in 2006 to ~~W~~4,013 billion in 2007. This increase was attributable primarily to:

•	a ~~W~~932 billion increase in net gain on investments from ~~W~~85 billion in 2006 to ~~W~~1,017 billion in 2007;

•	a ~~W~~197 billion increase in other fees and commission income from ~~W~~1,251 billion in 2006 to ~~W~~1,448 billion in 2007; and

•	a ~~W~~131 billion increase in other non-interest income from ~~W~~241 billion in 2006 to ~~W~~372 billion in 2007.

These increases were partially offset by a ~~W~~222 billion decrease in net trading revenue from ~~W~~263 billion in 2006 to ~~W~~41 billion in 2007.

The 1,096.5% increase in net gain on investments was attributable mainly to an increase in gains on disposal of investment securities, principally gains from the disposal of our shares in LG Card Co., Ltd. in the first half of 2007.

The 15.7% increase in other fees and commission income was attributable principally to an increase in commissions and fees received for brokerage and agency activities relating to investment-related banking products, reflecting our customers’ increased preference for such products.

The 54.4% increase in other non-interest income was attributable principally to proceeds received from sales of assets by one of our subsidiaries currently in liquidation.

The 84.4% decrease in net trading revenue resulted mainly from a decrease in net gains on derivatives trading.

Non-Interest Expense

The following table shows, for the periods indicated, the components of our non-interest expense:

	Year Ended December 31,						Year Ended December 31,
	2006		2007		2008		2007/2006	2008/2007
	(In billions of Won)						(% change)

Salaries and employee benefits	~~W~~	2,054	~~W~~	2,281	~~W~~	2,335	11.1	2.4
Other administrative expenses		770		836		875	8.6	4.7
Other fees and commissions		654		729		827	11.5	13.4
Depreciation and amortization		324		419		407	29.3	(2.9)
Credit card fees		239		338		374	41.4	10.7
Other non-interest expenses		481		532		503	10.6	(5.5)

Total non-interest expense	~~W~~	4,522	~~W~~	5,135	~~W~~	5,321	13.6	3.6

Comparison of 2008 to 2007

Non-interest expense increased 3.6% from ~~W~~5,135 billion in 2007 to ~~W~~5,321 billion in 2008. This increase was primarily due to a ~~W~~98 billion increase in other fees and commissions, a ~~W~~54 billion increase in salaries and employee benefits, a ~~W~~39 billion increase in other administrative expenses and a ~~W~~36 billion increase in credit card fees.

Other fees and commissions include contributions to guarantee funds, deposit insurance fees paid to the Korea Deposit Insurance Corporation and miscellaneous fees for consulting and other services provided by third party service providers. The 13.4% increase in other fees and commissions was attributable principally to an increase in contributions to guarantee funds.

The 2.4% increase in salaries and benefits was due mainly to an increase in special termination benefits due to the increased number of employees who accepted early retirement in 2008.

Other administrative expenses include leasing, advertising, public relations, sales promotion, telecommunication and data processing expenses. The 4.7% increase in other administrative expenses was primarily due to increased leasing expenses.

Credit card fees include fees and commissions paid to our sales agents, expenses related to awarding mileage and bonus points to our credit card customers and fees and commissions paid to our member merchants. The 10.7% increase in credit card fees resulted mainly from marketing costs in connection with our continued efforts to expand our credit card operations.

Comparison of 2007 to 2006

Non-interest expense increased 13.6% from ~~W~~4,522 billion in 2006 to ~~W~~5,135 billion in 2007. This increase was primarily due to a ~~W~~227 billion increase in salaries and employee benefits, a ~~W~~99 billion increase in credit card fees, a ~~W~~95 billion increase in depreciation and amortization, a ~~W~~75 billion increase in other fees and commissions, a ~~W~~66 billion increase in other administrative expenses and a ~~W~~51 billion increase in other non-interest expenses.

The 11.1% increase in salaries and benefits was due mainly to increases in the number of our employees, as well as an overall increase in compensation levels.

The 41.4% increase in credit card fees resulted mainly from marketing costs in connection with our continued efforts to expand our credit card operations.

The 29.3% increase in depreciation and amortization was primarily due an increase in depreciation on premises and equipment.

The 11.5% increase in other fees and commissions was attributable principally to an increase in contributions to guarantee funds.

The 8.6% increase in other administrative expenses was primarily due to increased leasing costs associated with our branch operations.

The 10.6% increase in other non-interest expenses resulted mainly from expenses incurred in connection with sales of assets by one of our subsidiaries currently in liquidation.

Income Tax Expense

Comparison of 2008 to 2007

Income tax expense decreased 62.4% from ~~W~~1,206 billion in 2007 to ~~W~~454 billion in 2008, although our deferred income tax assets decreased in 2008, primarily as a result of a decrease in earnings from 2007 to 2008. The statutory tax rate applicable to us was approximately 27.5% in 2007 and 2008. Our effective tax rate was 24.3% in 2007 and 25.4% in 2008.

Comparison of 2007 to 2006

Income tax expense decreased 15.2% from ~~W~~1,423 billion in 2006 to ~~W~~1,206 billion in 2007, although our earnings increased and our deferred income tax assets decreased in 2007, primarily as a result of our adoption of FIN No. 48 in 2007. We recognized in 2007 tax benefits with respect to our uncertain tax positions in accordance with the criteria and guidelines set forth in FIN No. 48, which reduced our income tax expense as compared to 2006, when we did not recognize tax benefits relating to uncertain tax positions until such benefits were realized. See “— Critical Accounting Policies — Valuation Allowance for Deferred Tax Assets and Uncertain Tax Positions.” The statutory tax rate applicable to us was approximately 27.5% in 2006 and 2007. Our effective tax rate was 31.5% in 2006 and 24.3% in 2007.

Net Income

As a result of the above, our net income was ~~W~~1,326 billion in 2008, compared to ~~W~~3,755 billion in 2007 and ~~W~~3,091 billion in 2006.

Results under Korean GAAP by Principal Business Segment

We are organized into four major business segments: retail banking, credit card operations, corporate banking and capital markets. The following discussion is based upon our internal management account information, prepared based on Korean GAAP. The income statement data presented below for the year ended December 31, 2008 have been calculated using (i) the consolidated income statement data of Kookmin Bank for the period between January 1, 2008 and June 30, 2008 (for which consolidated net income was ~~W~~1,263 billion under Korean GAAP), and (ii) our consolidated income statement data for the period between September 29, 2008 and December 31, 2008 (for which consolidated net income was ~~W~~610 billion under Korean GAAP), which includes the results of Kookmin Bank and its subsidiaries from July 1, 2008 to September 28, 2008 because the acquisition cost of Kookmin Bank and its subsidiaries in connection with the comprehensive stock transfer pursuant to which we were established has been determined as the net asset amount of Kookmin Bank and its subsidiaries as of June 30, 2008 based on Korean GAAP.

The following table shows, for the periods indicated, our results of operation by segment based on this information:

	Net Income(1)						Total Revenue
	Year Ended December 31,						Year Ended December 31,
	2006		2007		2008		2006		2007		2008
	(In billions of Won)

Retail banking	~~W~~	1,231	~~W~~	1,338	~~W~~	1,247	~~W~~	10,372	~~W~~	11,466	~~W~~	13,221
Credit card operations		491		505		350		2,256		2,239		2,421
Corporate banking		345		414		(146)		5,265		7,048		10,795
Capital markets		12		(19)		86		8,967		9,020		35,060
Other		477		622		668		2,457		3,482		4,345

Total(2)	~~W~~	2,556	~~W~~	2,860	~~W~~	2,205	~~W~~	29,317	~~W~~	33,255	~~W~~	65,842

(1)	After deduction of income tax allocated proportionately among each segment.

(2)	Prior to eliminations for consolidation, inter-segment transactions and certain differences in classification under our management reporting system.

Retail Banking

Our retail banking segment products include mortgage and home equity loans and other consumer loans, deposits and other savings products. The following table shows, for the periods indicated, our income statement data for this segment:

	Year Ended December 31,						Year Ended December 31,
	2006		2007		2008		2007/2006	2008/2007
	(In billions of Won)						(% change)

Income statement data:
Interest income	~~W~~	9,504	~~W~~	10,305	~~W~~	12,225	8.4%	18.6%
Interest expense		6,418		7,351		9,257	14.5	25.9
Provision for credit losses		421		84		203	(80.0)	141.7
Non-interest income		868		1,161		996	33.8	(14.2)
Non-interest expense including depreciation and amortization		1,840		2,177		2,042	18.3	(6.2)

Net income before tax		1,693		1,854		1,719	9.5	(7.3)
Income tax(1)		462		516		472	11.7	(8.5)

Net income	~~W~~	1,231	~~W~~	1,338	~~W~~	1,247	8.7	(6.8)

(1)	Portion of income tax allocated to this segment based on income before tax.

Comparison of 2008 to 2007

Our net income before tax for this segment decreased 7.3% from ~~W~~1,854 billion in 2007 to ~~W~~1,719 billion in 2008.

Interest income from our retail banking activities increased 18.6% from ~~W~~10,305 billion in 2007 to ~~W~~12,225 billion in 2008. This increase was primarily due to an 8.7% increase in the average volume of retail loans from ~~W~~86,258 billion in 2007 to ~~W~~93,781 billion in 2008, reflecting greater consumer demand for retail loans, the effect of which was enhanced by an increase in average interest rates in respect of such loans from 6.95% in 2007 to 7.27% in 2008 as a result of the general increase in market interest rates for such loans in Korea.

Our largest and most important funding source is deposits from retail customers, which represents more than half of our total deposits. Interest expense in the retail banking segment increased 25.9% from ~~W~~7,351 billion in 2007 to ~~W~~9,257 billion in 2008, due primarily to a 4.9% increase in the average volume of deposit and savings products from ~~W~~84,765 billion in 2007 to ~~W~~88,953 billion in 2008, the effect of which was enhanced by an increase in average rates on deposit and savings products from 2.94% in 2007 to 3.73% in 2008.

Provision for credit losses on retail loans increased 141.7% from ~~W~~84 billion in 2007 to ~~W~~203 billion in 2008, reflecting increases in delinquencies and non-performing loans in our retail loan portfolio due to the adverse economic conditions in Korea, as well as an increase in the outstanding volume of our retail loans.

Non-interest income decreased 14.2% from ~~W~~1,161 billion in 2007 to ~~W~~996 billion in 2008, primarily due to a decrease in fees from sales of beneficiary certificates.

Non-interest expense decreased 6.2% from ~~W~~2,177 billion in 2007 to ~~W~~2,042 billion in 2008, primarily due to decreased labor costs in this segment.

Comparison of 2007 to 2006

Our net income before tax for this segment increased 9.5% from ~~W~~1,693 billion in 2006 to ~~W~~1,854 billion in 2007.

Interest income from our retail banking activities increased 8.4% from ~~W~~9,504 billion in 2006 to ~~W~~10,305 billion in 2007. This increase was primarily due to a 4.4% increase in the average volume of retail loans from ~~W~~82,617 billion in 2006 to ~~W~~86,258 billion in 2007, reflecting greater consumer demand for retail loans, the effect of which was enhanced by an increase in average interest rates in respect of such loans from 6.69% in 2006 to 6.95% in 2007 as a result of the general increase in market interest rates in Korea.

Interest expense in the retail banking segment increased 14.5% from ~~W~~6,418 billion in 2006 to ~~W~~7,351 billion in 2007, due primarily to an increase in average rates on deposit and savings products from 2.64% in 2006 to 2.94% in 2007.

Provision for credit losses on retail loans decreased 80.0% from ~~W~~421 billion in 2006 to ~~W~~84 billion in 2007, reflecting the non-recurrence of additional provisioning we were required to undertake in 2006 to meet the Financial Services Commission’s new minimum required provisioning levels under Korean GAAP, as well as overall improvement in the asset quality of our retail loan portfolio.

Non-interest income increased 33.8% from ~~W~~868 billion in 2006 to ~~W~~1,161 billion in 2007, primarily due to an increase in bancassurance commission fees and fees from sales of beneficiary certificates.

Non-interest expense increased 18.3% from ~~W~~1,840 billion in 2006 to ~~W~~2,177 billion in 2007, primarily due to increased labor costs as well as higher marketing costs due to our increased marketing activities relating to bancassurance beneficiary certificates sales.

Credit Card Operations

Our credit card segment handles our credit card activities. The following table shows, for the periods indicated, our income statement data for this segment:

	Year Ended December 31,						Year Ended December 31,
	2006		2007		2008		2007/2006	2008/2007
	(In billions of Won)						(% change)

Income statement data:
Interest income	~~W~~	1,907	~~W~~	1,997	~~W~~	2,115	4.7%	5.9%
Interest expense		347		449		615	29.4	37.0
Provision for credit losses		388		19		98	(95.1)	415.8
Non-interest income		348		241		306	(30.7)	27.0
Non-interest expense including depreciation and amortization		786		1,064		1,225	35.4	15.1

Net income (loss) before tax		734		706		483	(3.8)	(31.6)
Income tax(1)		243		201		133	(17.3)	(33.8)

Net income (loss)	~~W~~	491	~~W~~	505	~~W~~	350	2.9	(30.7)

(1)	Portion of income tax allocated to this segment based on income before tax.

Comparison of 2008 to 2007

Our net income before tax for this segment decreased 31.6% from ~~W~~706 billion in 2007 to ~~W~~483 billion in 2008.

Interest income from our credit card operations increased 5.9% from ~~W~~1,997 billion in 2007 to ~~W~~2,115 billion in 2008. This increase was primarily due to an 18.2% increase in the average volume of our credit card receivables from ~~W~~9,234 billion in 2007 to ~~W~~10,917 billion in 2008.

Interest expense increased 37.0% from ~~W~~449 billion in 2007 to ~~W~~615 billion in 2008 principally due to an increase in the average volume of inter-segment borrowings to support our credit card operations, which was enhanced by an increase in the average interest rates of such borrowings in line with the general rise in market interest rates.

Provision for credit losses increased 415.8% from ~~W~~19 billion in 2007 to ~~W~~98 billion in 2008. This increase was primarily attributable to a deterioration in the overall asset quality of our credit card portfolio due to the adverse economic conditions in Korea, as well as the increase in the outstanding volume of our credit card receivables.

Non-interest income increased 27.0% from ~~W~~241 billion in 2007 to ~~W~~306 billion in 2008. This increase resulted principally from gains from disposal of our shares of Visa Inc. and Mastercard Inc. in the second half of 2008.

Non-interest expense increased 15.1% from ~~W~~1,064 billion in 2007 to ~~W~~1,225 billion in 2008, primarily due to an increase in marketing costs as a result of increased marketing efforts to procure new credit card subscribers.

Comparison of 2007 to 2006

Our net income before tax for this segment decreased 3.8% from ~~W~~734 billion in 2006 to ~~W~~706 billion in 2007.

Interest income from our credit card operations increased 4.7% from ~~W~~1,907 billion in 2006 to ~~W~~1,997 billion in 2007. This increase was primarily due to a 17.2% increase in the average volume of our credit card receivables from ~~W~~7,880 billion in 2006 to ~~W~~9,234 billion in 2007.

Interest expense increased 29.4% from ~~W~~347 billion in 2006 to ~~W~~449 billion in 2007 principally due to an increase in the average volume of inter-segment borrowings to support our credit card operations, which was enhanced by an increase in the average interest rates of such borrowings in line with the general rise in market interest rates.

Provision for credit losses decreased 95.1% from ~~W~~388 billion in 2006 to ~~W~~19 billion in 2007. This decrease was primarily due to continuing improvement in the overall asset quality of our credit card portfolio.

Non-interest income decreased 30.7% from ~~W~~348 billion in 2006 to ~~W~~241 billion in 2007. This decrease resulted principally from decreases in various non-operating income items due to the liquidation of one of our special purpose entities in the credit card segment.

Non-interest expense increased 35.4% from ~~W~~786 billion in 2006 to ~~W~~1,064 billion in 2007, primarily due to an increase in marketing costs as a result of increased marketing efforts to procure new credit card subscribers.

Corporate Banking

Our corporate banking segment handles our transactions with private and public enterprises. Activities within the segment include loans, overdrafts and other credit facilities, deposits in Won and foreign currencies and foreign currency activities. The following table shows, for the periods indicated, our income statement data for this segment:

	Year Ended December 31,						Year Ended December 31,
	2006		2007		2008		2007/2006	2008/2007
	(In billions of Won)						(% change)

Income statement data:
Interest income	~~W~~	4,938	~~W~~	6,373	~~W~~	9,551	29.1%	49.9%
Interest expense		3,858		5,281		8,207	36.9	55.4
Provision for credit losses		353		416		1,351	17.8	224.8
Non-interest income		327		676		1,244	106.7	84.0
Non-interest expense including depreciation and amortization		549		767		1,439	39.7	87.6

Net income (loss) before tax(1)		505		585		(202)	15.8	N/M	(2)
Income tax(1)		160		171		(56)	6.9	N/M	(2)

Net income(1)	~~W~~	345	~~W~~	414	~~W~~	(146)	20.0	N/M	(2)

(1)	Portion of income tax allocated to this segment based on income before tax.

(2)	N/M = not meaningful.

Comparison of 2008 to 2007

Our net income before tax for this segment changed from net income of ~~W~~585 billion in 2007 to a net loss of ~~W~~202 billion in 2008.

Interest income from our corporate banking activities increased 49.9% from ~~W~~6,373 billion in 2007 to ~~W~~9,551 billion in 2008. This increase was primarily due to a 30.1% increase in the average volume of corporate loans from ~~W~~55,879 billion in 2007 to ~~W~~72,683 billion in 2008, reflecting our increased marketing efforts to corporate customers, and was enhanced by an increase in average interest rates on corporate loans, resulting principally from a general rise in market interest rates for such loans.

Interest expense increased 55.4% from ~~W~~5,281 billion in 2007 to ~~W~~8,207 billion in 2008. This increase was primarily due to an increase in the average volume of inter-segment borrowings to support our corporate lending growth, the effect of which was enhanced by an increase in the average interest rates on such borrowings in line with the general rise in market interest rates.

Provision for credit losses on commercial loans increased 224.8% from ~~W~~416 billion in 2007 to ~~W~~1,351 billion in 2008, primarily as a result of increases in delinquencies and non-performing loans in our corporate loan portfolio, in particular loans to small- and medium-sized enterprises (including in the construction sector) due to the adverse economic conditions in Korea, as well as a significant increase in the average corporate lending volume.

Non-interest income increased 84.0% from ~~W~~676 billion in 2007 to ~~W~~1,244 billion in 2008. This increase was primarily due to an increase in gain on foreign exchange transactions, which mainly reflected higher exchange rate volatility and transaction volume.

Non-interest expense increased 87.6% from ~~W~~767 billion in 2007 to ~~W~~1,439 billion in 2008, primarily due to an increase in loss on foreign exchange transactions, which mainly reflected higher exchange rate volatility and transaction volume.

Comparison of 2007 to 2006

Our net income before tax for this segment increased 15.8% from ~~W~~505 billion in 2006 to ~~W~~585 billion in 2007.

Interest income from our corporate banking activities increased 29.1% from ~~W~~4,938 billion in 2006 to ~~W~~6,373 billion in 2007. This increase was primarily due to a 27.7% increase in the average volume of corporate loans from ~~W~~43,767 billion in 2006 to ~~W~~55,879 billion in 2007, reflecting our increased marketing efforts to corporate customers, and was enhanced by an increase in average interest rates on corporate loans, resulting principally from a general rise in market interest rates.

Interest expense increased 36.9% from ~~W~~3,858 billion in 2006 to ~~W~~5,281 billion in 2007. This increase was primarily due to an increase in the average volume of inter-segment borrowings to support our corporate lending growth, the effect of which was enhanced by an increase in the average interest rates on such borrowings in line with the general rise in market interest rates.

Provision for credit losses on commercial loans increased 17.8% from ~~W~~353 billion in 2006 to ~~W~~416 billion in 2007, primarily due to an increase in the average corporate lending volume.

Non-interest income increased 106.7% from ~~W~~327 billion in 2006 to ~~W~~676 billion in 2007. This increase was primarily due to an increase in fees and commission income, particularly with respect to foreign currency transactions and investment banking activities, which reflected an increase in the number of our corporate customers.

Non-interest expense increased 39.7% from ~~W~~549 billion in 2006 to ~~W~~767 billion in 2007, primarily due to an increase in labor costs and other administrative expenses.

Capital Markets

Our capital markets segment handles our treasury activities and dealing of trading and investment securities as well as raising foreign currency funding through debentures and borrowings in foreign currencies. The following table shows, for the periods indicated, our income statement data for this segment:

	Year Ended December 31,						Year Ended December 31,
	2006		2007		2008		2007/2006		2008/2007
	(In billions of Won)						(% change)

Income statement data:
Interest income	~~W~~	2,739	~~W~~	3,459	~~W~~	4,353	26.3%		25.8%
Interest expense		2,838		3,517		4,205	23.9		19.6
Provision for credit losses		—		—		13	—		—
Non-interest income		6,229		5,561		30,707	(10.7)		452.2
Non-interest expense including depreciation and amortization		6,113		5,529		30,724	(9.6)		455.7

Net income (loss) before tax(1)		17		(26)		118	N/M	(2)	N/M	(2)
Income tax(1)		5		(7)		32	N/M	(2)	N/M	(2)

Net income(1)	~~W~~	12	~~W~~	(19)	~~W~~	86	N/M	(2)	N/M	(2)

(1)	Portion of income tax allocated to this segment based on income before tax.

(2)	N/M = not meaningful.

Comparison of 2008 to 2007

Our net income before tax for this segment changed from a net loss of ~~W~~26 billion in 2007 to net income of ~~W~~118 billion in 2008.

Interest income increased 25.8% from ~~W~~3,459 billion in 2007 to ~~W~~4,353 billion in 2008, primarily due to an increase in the average volume of our investment and trading securities, which mainly reflected our increased purchases of Korean treasury and government agency debt securities. This increase was enhanced by an increase in the average interest rates on our investment and trading securities, which reflected the general rise in market interest rates in Korea in 2008.

Interest expense increased 19.6% from ~~W~~3,517 billion in 2007 to ~~W~~4,205 billion in 2008, primarily due to an increase in the average volume of our long-term debt mainly as a result of our increased funding needs.

Non-interest income increased 452.2% from ~~W~~5,561 billion in 2007 to ~~W~~30,707 billion in 2008, primarily due to a 446.1% increase in revenues and valuation gains on derivatives from ~~W~~4,374 billion in 2007 to ~~W~~23,888 billion in 2008, which resulted mainly from increased foreign exchange and interest rate volatility and transaction volume.

Non-interest expense increased 455.7% from ~~W~~5,529 billion in 2007 to ~~W~~30,724 billion in 2008, primarily due to a 448.9% increase in losses (including valuation losses) on derivatives from ~~W~~4,306 billion in 2007 to ~~W~~23,636 billion in 2008, which resulted mainly from increased foreign exchange and interest rate volatility and transaction volume.

Comparison of 2007 to 2006

Our net income before tax for this segment changed from ~~W~~17 billion in 2006 to a net loss of ~~W~~26 billion in 2007.

Interest income increased 26.3% from ~~W~~2,739 billion in 2006 to ~~W~~3,459 billion in 2007, primarily due to an increase in the average interest rates on our investment and trading securities, which reflected the general rise in market interest rates in Korea during 2007.

Interest expense increased 23.9% from ~~W~~2,838 billion in 2006 to ~~W~~3,517 billion in 2007, due primarily due to an increase in the average volume of our long-term debt mainly as a result of our increased funding needs.

Non-interest income decreased 10.7% from ~~W~~6,229 billion in 2006 to ~~W~~5,561 billion in 2007, primarily due to an 18.5% decrease in revenues and valuation gains on derivatives from ~~W~~5,365 billion in 2006 to ~~W~~4,374 billion in 2007, which resulted mainly from decreased transaction volume.

Non-interest expense decreased 9.6% from ~~W~~6,113 billion in 2006 to ~~W~~5,529 billion in 2007, primarily due to a 15.8% decrease in losses (including valuation losses) on derivatives from ~~W~~5,111 billion in 2006 to ~~W~~4,306 billion in 2007, which resulted mainly from decreased transaction volume.

Other

“Other” includes our “back office” administrative operations, operations of our consolidated subsidiaries (including our guaranteed trust accounts) and other income or expense (including severance payments) that cannot be categorized in other segments. The following table shows, for the periods indicated, our income statement data for this segment:

	Year Ended December 31,						Year Ended December 31,
	2006		2007		2008		2007/2006	2008/2007
	(In billions of Won)						(% change)

Income statement data
Interest income	~~W~~	1,042	~~W~~	1,339	~~W~~	1,385	28.5%	3.4%
Interest expense		278		342		564	23.0	64.9
Provision for credit losses		19		28		163	47.4	482.1
Non-interest income		1,414		2,143		2,960	51.6	38.1
Non-interest expense including depreciation and amortization		1,594		1,587		2,855	(0.4)	79.9

Net income (loss) before tax	~~W~~	565	~~W~~	1,525	~~W~~	763	169.9	(50.0)
Income tax(1)		88		903		95	926.1	(89.5)

Net income	~~W~~	477	~~W~~	622	~~W~~	668	30.4	7.4

(1)	Portion of income tax allocated to this segment based on income before tax.

Comparison of 2008 to 2007

Our net income before tax for this segment decreased 50.0% from ~~W~~1,525 billion in 2007 to ~~W~~763 billion in 2008.

Interest income increased 3.4% from ~~W~~1,339 billion in 2007 to ~~W~~1,385 billion in 2008. This increase was primarily due to the interest income of KB Investment & Securities, which was acquired by Kookmin Bank in March 2008 and became our consolidated subsidiary, that was included in this segment.

Interest expense increased 64.9% from ~~W~~342 billion in 2007 to ~~W~~564 billion in 2008 due mainly to an increase in average interest rates of borrowings attributable to this segment, principally borrowings by our consolidated subsidiaries, as a result of the general increase in market interest rates, which was enhanced by an increase in the average volume of such borrowings.

Non-interest income increased 38.1% from ~~W~~2,143 billion in 2007 to ~~W~~2,960 billion in 2008 primarily due to an increase in gains on our investments accounted for under the equity method as a result of our adoption of a financial holding company structure in the second half of 2008.

Non-interest expense increased 79.9% from ~~W~~1,587 billion in 2007 to ~~W~~2,855 billion in 2008 primarily due to losses incurred in the disposal of treasury shares, which were acquired in connection with the comprehensive stock transfer pursuant to which we were established, in the second half of 2008.

Comparison of 2007 to 2006

Our net income before tax for this segment increased 169.9% from ~~W~~565 billion in 2006 to ~~W~~1,525 billion in 2007.

Interest income increased 28.5% from ~~W~~1,042 billion in 2006 to ~~W~~1,339 billion in 2007. This increase was primarily due to an increase in the average volume of inter-segment loans, which was enhanced by an increase in average interest rates of such loans due to the general increase in market interest rates.

Interest expense increased 23.0% from ~~W~~278 billion in 2006 to ~~W~~342 billion in 2007 due to an increase in average interest rates of borrowings attributable to this segment, principally borrowings by our consolidated subsidiaries, as a result of the general increase in market interest rates.

Non-interest income increased 51.6% from ~~W~~1,414 billion in 2006 to ~~W~~2,143 billion in 2007 primarily due to gains from disposal of our shares in LG Card Co., Ltd. in the first half of 2007.

Non-interest expense decreased 0.4% from ~~W~~1,594 billion in 2006 to ~~W~~1,587 billion in 2007.

Item 5B.	Liquidity and Capital Resources

Financial Condition

Assets

The following table sets forth, as of the dates indicated, the principal components of our assets:

	As of December 31,						% Change
	2006		2007		2008		2007/2006	2008/2007
	(In billions of Won)

Cash and cash equivalents	~~W~~	3,775	~~W~~	2,770	~~W~~	3,073	(26.6)	10.9
Restricted cash		3,277		3,996		4,794	21.9	20.0
Interest-bearing deposits in other banks		423		69		235	(83.7)	240.6
Call loans and securities purchased under resale agreements		1,738		1,628		1,407	(6.3)	(13.6)
Trading assets		3,744		6,594		13,095	76.1	98.6
Investments(1)		25,348		24,685		29,209	(2.6)	18.3
Loans:
Domestic:
Commercial:
Commercial and industrial		48,183		60,945		75,140	26.5	23.3
Construction		6,504		8,843		10,052	36.0	13.7
Lease financing		—		—		—	—	—
Other commercial		1,409		1,797		2,951	27.5	64.2
Total commercial		56,096		71,585		88,143	27.6	23.1
Consumer:
Credit cards		8,955		10,429		11,523	16.5	10.5
Mortgage and home equity		63,982		65,819		69,924	2.9	6.2
Other consumer		21,589		23,020		27,592	6.6	19.9
Total consumer		94,526		99,268		109,039	5.0	9.8

Total domestic		150,622		170,853		197,182	13.4	15.4

Foreign:
Commercial and industrial		781		1,336		2,455	71.1	83.8
Total foreign		781		1,336		2,455	71.1	83.8
Deferred origination costs		281		396		473	40.9	19.4
Less allowance for loan losses		(2,468)		(1,864)		(3,043)	(24.5)	63.3

Total loans		149,216		170,721		197,067	14.4	15.4

Due from customers on acceptances		620		1,106		2,063	78.4	86.5
Premises and equipment, net		1,612		1,660		1,775	3.0	6.9
Accrued interest and dividends receivable		802		899		1,124	12.1	25.0
Security deposits		1,190		1,335		1,428	12.2	7.0
Goodwill and other intangible assets		579		577		786	(0.3)	36.2
Other assets		654		1,643		2,271	151.2	38.2

Total assets	~~W~~	192,978	~~W~~	217,683	~~W~~	258,327	12.8	18.7

(1)	Consists of available-for-sale securities, held-to-maturity securities, venture capital securities and other securities.

Comparison of 2008 to 2007

Our assets increased 18.7% from ~~W~~217,683 billion as of December 31, 2007 to ~~W~~258,327 billion as of December 31, 2008, primarily due to increases in commercial loans, consumer loans (including credit card receivables), trading assets and investments.

Our loans (net of loan loss allowances) increased 15.4% from ~~W~~170,721 billion as of December 31, 2007 to ~~W~~197,067 billion as of December 31, 2008.

Commercial loans increased 23.1% from ~~W~~71,585 billion as of December 31, 2007 to ~~W~~88,143 billion as of December 31, 2008. Consumer loans increased 9.8% from ~~W~~99,268 billion as of December 31, 2007 to ~~W~~109,039 billion as of December 31, 2008. Trading assets increased 98.6% from ~~W~~6,594 billion as of December 31, 2007 to ~~W~~13,095 billion as of December 31, 2008. Investments increased 18.3% from ~~W~~24,685 billion as of December 31, 2007 to ~~W~~29,209 billion as of December 31, 2008.

Comparison of 2007 to 2006

Our assets increased 12.8% from ~~W~~192,978 billion as of December 31, 2006 to ~~W~~217,683 billion as of December 31, 2007, as increases in commercial loans, trading assets and consumer loans (including credit card receivables) were partially offset by decreases in cash and cash equivalents and investments.

Our loans (net of loan loss allowances) increased 14.4% from ~~W~~149,216 billion as of December 31, 2006 to ~~W~~170,721 billion as of December 31, 2007.

Commercial loans increased 27.6% from ~~W~~56,096 billion as of December 31, 2006 to ~~W~~71,585 billion as of December 31, 2007. Trading assets increased 76.1% from ~~W~~3,744 billion as of December 31, 2006 to ~~W~~6,594 billion as of December 31, 2007. Consumer loans increased 5.0% from ~~W~~94,526 billion as of December 31, 2006 to ~~W~~99,268 billion as of December 31, 2007.

These increases were partially offset by a 26.6% decrease in cash and cash equivalents from ~~W~~3,775 billion as of December 31, 2006 to ~~W~~2,770 billion as of December 31, 2007 and a 2.6% decrease in investments from ~~W~~25,348 billion as of December 31, 2006 to ~~W~~24,685 billion as of December 31, 2007.

Liabilities and Stockholders’ Equity

The following table sets forth, as of the dates indicated, the principal components of our liabilities and our stockholders’ equity:

	As of December 31,						% Change
	2006		2007		2008		2007/2006	2008/2007
	(In billions of Won)

Deposits
Interest bearing	~~W~~	125,195	~~W~~	134,760	~~W~~	155,263	7.6	15.2
Non-interest bearing		4,345		3,678		3,438	(15.4)	(6.5)
Call money		168		794		3,444	372.6	333.8
Trading liabilities		1,223		1,812		8,191	48.2	352.0
Acceptances outstanding		620		1,106		2,063	78.4	86.5
Other borrowed funds		10,627		7,776		10,527	(26.8)	35.4
Accrued interest payable		3,698		4,196		4,961	13.5	18.2
Secured borrowings		7,463		6,315		5,880	(15.4)	(6.9)
Long-term debt		21,675		36,307		45,148	67.5	24.4
Other liabilities		3,174		3,953		3,817	24.5	(3.4)

Total liabilities		178,188		200,697		242,732	12.6	20.9

Minority interest		18		20		—	11.1	(100.0)
Common stock		1,682		1,682		1,782	0.0	5.9
Additional paid-in capital		5,404		5,405		6,253	0.0	15.7
Other		7,686		9,879		7,560	28.5	(23.5)

Stockholders’ equity		14,772		16,966		15,595	14.9	(8.1)

Total liabilities, minority interest and stockholders’ equity	~~W~~	192,978	~~W~~	217,683	~~W~~	258,327	12.8	18.7

Comparison of 2008 to 2007

Our total liabilities increased 20.9% from ~~W~~200,697 billion as of December 31, 2007 to ~~W~~242,732 billion as of December 31, 2008, principally due to increases in interest bearing deposits, long-term debt, trading liabilities and other borrowed funds.

Interest bearing deposits increased 15.2% from ~~W~~134,760 billion as of December 31, 2007 to ~~W~~155,263 billion as of December 31, 2008.

Long term debt increased 24.4% from ~~W~~36,307 billion as of December 31, 2007 to ~~W~~45,148 billion as of December 31, 2008.

Our trading liabilities increased 352.0% from ~~W~~1,812 billion as of December 31, 2007 to ~~W~~8,191 billion as of December 31, 2008.

Other borrowed funds increased 35.4% from ~~W~~7,776 billion as of December 31, 2007 to ~~W~~10,527 billion as of December 31, 2008.

Our stockholders’ equity decreased by 8.1% from ~~W~~16,966 billion as of December 31, 2007 to ~~W~~15,595 billion as of December 31, 2008. This decrease resulted primarily from an increase in treasury stock, which reflected shares of our common stock acquired by our consolidated subsidiaries in connection with the “comprehensive stock transfer” under Korean law pursuant to which we were established. See “Item 4A. History and Development of the Company — The Establishment of KB Financial Group.” The effect of such increase in treasury stock was partially offset by an increase in our additional paid-in capital, which reflected the issuance of additional shares of our common stock in connection with the comprehensive stock transfer.

Comparison of 2007 to 2006

Our total liabilities increased 12.6% from ~~W~~178,188 billion as of December 31, 2006 to ~~W~~200,697 billion as of December 31, 2007, principally due to increases in long-term debt and interest bearing deposits, which were partially offset by decreases in other borrowed funds and secured borrowings.

Long-term debt increased 67.5% from ~~W~~21,675 billion as of December 31, 2006 to ~~W~~36,307 billion as of December 31, 2007.

Our interest bearing deposits increased 7.6% from ~~W~~125,195 billion as of December 31, 2006 to ~~W~~134,760 billion as of December 31, 2007, primarily due to an increase in certificates of deposit.

Other borrowed funds decreased 26.8% from ~~W~~10,627 billion as of December 31, 2006 to ~~W~~7,776 billion as of December 31, 2007.

Secured borrowings decreased 15.4% from ~~W~~7,463 billion as of December 31, 2006 to ~~W~~6,315 billion as of December 31, 2007.

Our stockholders’ equity increased by 14.9% from ~~W~~14,772 billion as of December 31, 2006 to ~~W~~16,966 billion as of December 31, 2007. This increase resulted principally from an increase in retained earnings, which was attributable mainly to our significant net income in 2007.

Liquidity

Our primary source of funding (which includes deposits, long-term debt, borrowings from the Bank of Korea and other short-term borrowings, secured borrowings and call money) has historically been and continues to be customer deposits. Deposits amounted to ~~W~~129,540 billion, ~~W~~138,438 billion and ~~W~~158,701 billion as of December 31, 2006, 2007 and 2008, which represented approximately 76.4%, 73.0% and 70.9% of our total funding, respectively. We have been able to use customer deposits to finance our operations generally, including meeting a portion of our liquidity requirements. We also use cash and cash equivalents, payments on loans and sales of short-term securities to meet our liquidity needs. Other sources of liquidity available to us include call money, borrowings from the Bank of Korea and other short-term borrowings which amounted to ~~W~~10,795 billion, ~~W~~8,570 billion and ~~W~~13,971 billion as of December 31, 2006, 2007 and 2008 and represented 6.4%, 4.5% and 6.3% of our total funding, respectively. These types of borrowings have maturities of less than one year. For a more detailed description of our funding sources, see “Item 4B. Business Overview — Funding.”

Although most of our customer deposits have maturities of less than one year or are payable on demand, our experience has been that the majority of our depositors generally roll over their deposits at maturity, providing us with a stable source of funding. However, in the event that a substantial number of our depositors do not roll over their deposits or otherwise decide to withdraw their deposited funds, we would need to place increased reliance on alternative sources of funding, some of which may be more expensive than customer deposits, in order to finance our operations. See “Item 3D. Risk Factors — Risks relating to liquidity and capital management — Our funding is highly dependent on short-term deposits, which dependence may adversely affect our operations.” In particular, we may increase our utilization of alternative funding sources such as short-term borrowings and cash and cash equivalents (including funds from maturing loans), as well as liquidating our positions in trading and investment securities and using the proceeds to fund parts of our operations, as necessary. In addition, we are seeking to increase our reliance on long-term funding sources such as secured borrowings (including asset securitizations), issuance of debentures and long-term borrowings.

The Financial Services Commission of Korea requires each financial holding company and bank in Korea to maintain specific Won and foreign currency liquidity ratios. These ratios require us and Kookmin Bank to keep the ratio of liquid assets to liquid liabilities above certain minimum levels. For a description of these requirements, see “Item 4B. Business Overview — Supervision and Regulation — Principal Regulations Applicable to Financial Holding Companies — Liquidity” and “Item 4B. Business Overview — Supervision and Regulation — Principal Regulations Applicable to Banks — Liquidity.”

We are exposed to liquidity risk arising from withdrawals of deposits and maturities of our borrowings, as well as the need to fund our lending, trading and investment activities and the management of our trading positions. The goal of liquidity management is for us to be able, even under adverse conditions, to meet all of our liability repayments on time and fund all investment opportunities. For an explanation of how we manage our liquidity risk, see “Item 11. Quantitative and Qualitative Disclosures about Market Risk — Liquidity Risk Management.”

We are a financial holding company, and substantially all of our operations are in our subsidiaries. Accordingly, we rely on distributions from our subsidiaries, direct borrowings and issuances of debt and equity securities to fund our liquidity obligations. Following our establishment as a financial holding company in September 2008, we received in 2009 aggregate dividends of ~~W~~98 billion from our subsidiaries for 2008. See “Item 3D. Risk Factors — Risks relating to our financial holding company structure and strategy.”

Contractual Cash Obligations

The following table sets forth our contractual cash obligations (excluding short-term borrowings) as of December 31, 2008.

	Payments Due by Period
									More
									Than 5
	Total		1 Year or Less		1-3 Years		3-5 Years		Years
	(In billions of Won)

Long-term debt obligations(1)(5)	~~W~~	54,208	~~W~~	13,467	~~W~~	21,992	~~W~~	7,726	~~W~~	11,023
Secured borrowings(2)(5)		1,756		254		91		53		1,358
Operating lease obligations(3)		252		112		102		27		11
Capital lease obligations		13		4		9		—		—
Deposits(4)(6)		114,699		105,315		5,690		2,619		1,075

Total	~~W~~	170,928	~~W~~	119,152	~~W~~	27,884	~~W~~	10,425	~~W~~	13,467

(1)	Long-term debt includes senior debt and subordinated debt, as contained in Note 17 to our consolidated financial statements.

(2)	Excluding securities sold under repurchase agreements.

(3)	This line item is not included within our consolidated balance sheet.

(4)	Excluding demand deposits and savings deposits.

(5)	Includes estimated future interest payments, which have been estimated using contractual interest rates and scheduled contractual maturities of the outstanding debt obligations and borrowings as of December 31, 2008. In order to calculate future interest payments on debt with floating rates, we used contractual interest rates as of December 31, 2008.

(6)	Includes estimated future interest payments, which have been estimated using the weighted average interest rates paid for 2008 for each deposit product category and their scheduled contractual maturities.

Commitments and Guarantees

The following table sets forth our commitments and guarantees as of December 31, 2008. These commitments, apart from certain guarantees and acceptances, are not included within our consolidated balance sheet. Guarantees are recorded at their fair value at inception, which is amortized over the life of guarantees.

	Payments Due by Period
			Less						More
			Than 1						Than 5
	Total		Year		1-3 Years		3-5 Years		Years
	(In billions of Won)

Financial guarantees	~~W~~	928	~~W~~	587	~~W~~	339	~~W~~	1	~~W~~	1
Performance guarantees		5,633		3,219		2,169		245		0
Liquidity facilities to special purpose entities(1)		1,129		185		555		389		0
Trust fund guarantees		3,340		479		439		298		2,124

Total	~~W~~	11,030	~~W~~	4,470	~~W~~	3,502	~~W~~	933	~~W~~	2,125

(1)	Including securities purchased under resale agreements.

Capital Adequacy

The following discussion and the figures herein are based on the Korean GAAP statistics we prepared for regulatory reporting purposes in Korea. Kookmin Bank is subject to Financial Services Commission capital adequacy requirements applicable to Korean banks, which have been formulated based on, and are consistent in all material respects with, the “International Convergence of Capital Measurement and Capital Standards, a Revised Framework,” also known as Basel II, first published by the Basel Committee of Banking Supervision, Bank for International Settlements in 2004 and implemented in Korea beginning in 2008. Kookmin Bank is required to maintain a minimum ratio of total capital to risk-weighted assets, as determined by a specified formula, of 8.0%. See “Item 4B. Business Overview — Supervision and Regulation — Principal Regulations Applicable to Banks — Capital Adequacy and Allowances.”

As of December 31, 2008, Kookmin Bank’s capital adequacy ratio was 13.18% (calculated in accordance with Basel II), compared to 12.62% as of December 31, 2007 (calculated in accordance with the initial Basel Capital Accord of 1988). This increase was primarily due to Kookmin Bank’s issuance of subordinated notes in the amount of ~~W~~3.4 trillion, as well as a ~~W~~0.5 trillion increase in paid-in capital resulting from our purchase of new common shares issued by Kookmin Bank in December 2008.

As of December 31, 2007, Kookmin Bank’s capital adequacy ratio was 12.62%, compared to 14.17% as of December 31, 2006. This decrease was primarily due to an increase in Kookmin Bank’s risk-weighted assets due to an increase in the overall volume of its loans, as well as a ~~W~~1.2 trillion decrease in the portion of its subordinated debt recognized in the calculation of its Tier II capital.

The following table sets forth a summary of Kookmin Bank’s capital and capital adequacy ratios as of December 31, 2006, 2007 and 2008.

	As of December 31,
	2006		2007		2008(1)
	(In billions of Won, except percentage)

Tier I capital:	~~W~~	13,329	~~W~~	15,157	~~W~~	15,302
Paid-in capital		1,682		1,682		2,182
Capital reserves		6,098		6,097		6,092
Retained earnings		6,242		7,775		8,486
Minority interests in consolidated subsidiaries		44		44		—
Others		(737)		(441)		(1,458)
Tier II capital:		6,059		4,858		5,024
Revaluation reserves		177		177		177
Allowance for credit losses(2)		1,667		1,953		486
Hybrid debt		472		440		359
Subordinated debt(3)		3,432		2,227		4,745
Valuation gain on investment securities		311		61		161
Others		—		—		(904)
Investment in non-consolidated equity investees(4)		(217)		(129)		—
Subordinated notes from securitizations(5)		(420)		(252)		—
Total core and supplementary capital		18,751		19,634		20,326
Risk-weighted assets(6)		132,373		155,599		154,261
Credit risk:
On-balance sheet		127,229		148,631		129,037
Off-balance sheet		4,856		6,517		9,999
Market risk		288 (7)		451 (7)		2,069
Operational risk		—		—		13,156
Capital adequacy ratio		14.17%		12.62%		13.18%
Tier I capital		10.07		9.74		9.92
Tier II capital		4.10		2.88		3.26

(1)	Calculated in accordance with Basel II.

(2)	Reserves for possible credit losses in respect of credits classified as normal or precautionary are used to calculate Tier II capital only to the extent they represent up to 1.25% of risk-weighted assets.

(3)	Subordinated debt up to an amount equal to 50% of Tier I capital may be used in the calculation of Tier II capital.

(4)	Prior to 2008, equity investees engaged in banking and financial activities of which Kookmin Bank owned more than 15% were deducted from total capital. Beginning in 2008, such equity investees are deducted directly from Tier I and Tier II capital pursuant to the guidelines of the Financial Supervisory Service.

(5)	Prior to 2008, subordinated notes from securitizations were deducted from total capital. Beginning in 2008, such subordinated notes from securitizations are deducted directly from Tier I and Tier II capital pursuant to the guidelines of the Financial Supervisory Service.

(6)	Prior to the implementation of Basel II in 2008, risk-weighted assets were classified as credit risk-weighted assets and market risk-weighted assets. Beginning in 2008, under Basel II, risk-weighted assets are classified as credit risk-weighted assets, market risk-weighted assets and operational risk-weighted assets.

(7)	Represents amounts net of credit risk-weighted assets with respect to our trading activities account.

In June 2004, the Basel Committee for Banking Supervision published materials regarding Basel II. The Financial Supervisory Service provided Korean banks with related guidelines in October 2004 and implemented Basel II in Korea beginning on January 1, 2008.

Under Basel II, banks are permitted to follow either a standardized approach or an internal ratings-based approach with respect to calculating credit risk capital requirements. Kookmin Bank has voluntarily chosen to establish and follow an internal ratings-based approach, which is more risk-sensitive in assessing its credit risk capital requirements. In December 2007, the Financial Supervisory Service approved Kookmin Bank’s internal ratings-based approach for credit risk, and Kookmin Bank became the first Korean bank permitted to use such internal ratings-based approach. For regulatory reporting purposes, Kookmin Bank has implemented its internal ratings-based approach for credit risk with respect to retail and small and medium-sized enterprise loans and asset-backed securities from January 2008, large corporate loans from June 2008 and retail SOHO loans from December 2008. Kookmin Bank plans to further implement its internal ratings-based approach to other classes of credit risk exposure on a phased rollout basis between 2009 and 2010 based on consultations with the Financial Supervisory Service and to implement its “Advanced Internal Ratings-based Approach” for credit risk for regulatory reporting purposes in the near future. A standardized approach will be used in measuring credit risk for those classes of exposure for which Kookmin Bank’s internal ratings-based approach has not yet been implemented, as well as for certain classes of exposure (including those to the government, public institutions and other banks) for which the internal ratings-based approach will not be applied. With respect to operational risk, Kookmin Bank implemented a standardized approach beginning in January 2008 and further implemented an “Advanced Measurement Approach” for regulatory reporting purposes beginning in January 2009.

While the implementation of Kookmin Bank’s internal ratings-based approach in 2008 has increased its capital adequacy ratio and led to a decrease in its credit risk-related capital requirements as compared to those under its previous approach under the initial Basel Capital Accord of 1988, there can be no assurance that such internal ratings-based approach under Basel II will not require an increase in Kookmin Bank’s credit risk capital requirements in the future, which may require Kookmin Bank to either improve its asset quality or raise additional capital.

In addition, we, as a bank holding company, are required under the capital adequacy requirements of the Financial Services Commission to maintain a minimum consolidated capital adequacy ratio of 8.0%. “Consolidated capital adequacy ratio” is defined as the ratio of equity capital as a percentage of risk-weighted assets on a consolidated basis, determined in accordance with Financial Services Commission requirements that have been formulated based on Bank of International Settlements standards. “Equity capital,” as applicable to bank holding companies, is defined as the sum of Tier I capital, Tier II capital and Tier III capital less any deductible items (each as defined under the Regulation on the Supervision of Financial Holding Companies). “Risk-weighted assets” is defined as the sum of credit risk-weighted assets and market risk-weighted assets.

The following table sets forth a summary of our consolidated capital adequacy ratio as of December 31, 2008, based on applicable Korean GAAP and regulatory reporting standards:

	As of December 31, 2008
	(In billions of Won)

Risk-weighted assets	~~W~~	187,086
Equity capital		21,937
Consolidated capital adequacy ratio		11.73%

Recent Accounting Pronouncements

SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities”

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities” (“SFAS No. 159”), which provides an option under which a company may irrevocably elect fair value as the initial and subsequent measurement attribute for certain financial assets and financial liabilities. This fair value option is available on a contract-by-contract basis with changes in fair value recognized in earnings as those changes occur. We adopted SFAS No. 159 on January 1, 2008. However, there was no impact to our financial statements for the year ended December 31, 2008 as a result of our adoption of SFAS No. 159, as we did not elect the fair value option for any qualified assets or liabilities during the year ended December 31, 2008.

SFAS No. 141R, “Business Combinations”

In December 2007, the FASB issued SFAS No. 141 (revised 2007), “Business Combinations” (“SFAS No. 141R”). SFAS No. 141R applies to all transactions or other events in which an entity obtains control of one or more businesses, including those sometimes referred to as “true mergers” or “mergers of equals” and combinations achieved without the transfer of consideration, for example, by contract alone or through the lapse of minority veto rights. SFAS No. 141R modifies the accounting for business combinations and requires, with limited exceptions, the acquirer in a business combination to recognize 100% of the assets acquired, liabilities assumed, and any noncontrolling interest in the acquiree at the acquisition-date fair value. In addition, SFAS No. 141R requires the expensing of acquisition-related transaction and restructuring costs, and certain contingent assets and liabilities acquired, as well as contingent consideration, to be recognized at fair value. SFAS No. 141R also modifies the accounting for certain acquired income tax assets and liabilities. SFAS No. 141R has been effective for us since January 1, 2009, and is applied prospectively. Our management is currently evaluating the impact of the adoption of SFAS No. 141R on our consolidated financial condition, results of operations and cash flows.

SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements”

In December 2007, the FASB issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements” (“SFAS No. 160”). SFAS No. 160 applies to all entities that prepare consolidated financial statements, except for not-for-profit organizations, but will affect only those entities that have an outstanding noncontrolling interest in one or more subsidiaries or that deconsolidate a subsidiary. SFAS No. 160 will be applied prospectively as of the beginning of the fiscal year of its adoption. We have adopted SFAS No. 160 as of January 1, 2009. Our management does not expect the adoption of SFAS No. 160 to have a material impact on our consolidated financial condition, results of operations and cash flows.

SFAS No. 161, “Disclosures About Derivative Instruments and Hedging Activities”

In March 2008, the FASB issued SFAS No. 161, “Disclosures About Derivative Instruments and Hedging Activities” (“SFAS No. 161”). SFAS No. 161 establishes, among other things, the disclosure requirements for derivative instruments and hedging activities. SFAS No. 161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008. Our management is currently evaluating the impact of the adoption of SFAS No. 161 on our consolidated financial condition, results of operations and cash flows.

SFAS No. 162, “The Hierarchy of Generally Accepted Accounting Principles”

In May 2008, the FASB issued SFAS No. 162, “The Hierarchy of Generally Accepted Accounting Principles” (“SFAS No. 162”). SFAS No. 162 identifies the sources of accounting principles and the framework for selecting the principles to be used in the preparation of financial statements that are presented in conformity with U.S. GAAP. SFAS No. 162 will be effective 60 days following the approval by the U.S. Securities and Exchange Commission of the Public Company Accounting Oversight Board amendments to AU Section 411, “The Meaning of Present Fairly in Conformity With Generally Accepted Accounting Principles.” Our management does not expect the adoption of SFAS No. 162 to have a material impact on our financial condition, results of operations or cash flows in future periods.

FSP No. FAS 140-3, “Accounting for Transfers of Financial Assets and Repurchase Financing Transactions”

In February 2008, the FASB issued FASB Staff Position (“FSP”) No. FAS 140-3, “Accounting for Transfers of Financial Assets and Repurchase Financing Transactions” (“FSP No. 140-3”). FSP No. 140-3 applies to repurchase financings under repurchase agreements that relate to previously transferred financial assets between the same counterparties that are entered into contemporaneously with, or in contemplation of, the initial transfer. FSP No. 140-3 is effective for fiscal years beginning after November 15, 2008, and will be applied prospectively to initial transfers and repurchase financings for which the initial transfer is executed on or after January 1, 2009. Our management does not expect the adoption of FSP No. 140-3 to have a material impact on our financial condition, results of operations or cash flows in future periods.

FSP No. FAS 142-3, “Determination of the Useful Life of Intangible Assets”

In April 2008, the FASB issued FSP No. FAS 142-3, “Determination of the Useful Life of Intangible Assets” (“FSP No. 142-3”). FSP No. 142-3 applies to recognized intangible assets that are accounted for pursuant to SFAS No. 142. FSP No. 142-3 is effective for fiscal years beginning after December 15, 2008. The guidance for determining the useful life of a recognized intangible asset will be applied prospectively to intangible assets acquired after the effective date. The disclosure requirements will be applied prospectively to all intangible assets recognized as of, and subsequent to, the effective date. Our management does not expect the adoption of FSP No. 142-3 to have a material impact on our financial condition, results of operations or cash flows in future periods.

FSP No. FAS 141R-1, “Accounting for Assets Acquired and Liabilities Assumed in a Business Combination That Arise from Contingencies”

In April 2009, the FASB issued FSP No. FAS 141R-1, “Accounting for Assets Acquired and Liabilities Assumed in a Business Combination That Arise from Contingencies” (“FSP No. 141R-1”). FSP No. 141R-1 amends and clarifies SFAS No. 141R to address application issues raised by preparers, auditors, and members of the legal profession on initial recognition and measurement, subsequent measurement and accounting, and disclosure of assets and liabilities arising from contingencies in a business combination. FSP No. 141R-1 is effective for assets or liabilities arising from contingencies in business combinations for which the acquisition date is on or after the first annual reporting period beginning on or after December 15, 2008. Our management is currently evaluating the impact of the adoption of FSP No. 141R-1 on our financial condition, results of operations and cash flows.

FSP No. FAS 115-2 and FAS 124-2, “Recognition and Presentation of Other-Than-Temporary Impairments”

In April 2009, the FASB issued FSP No. FAS 115-2 and FAS 124-2, “Recognition and Presentation of Other-Than-Temporary Impairments” (“FSP No. 115-2 and 124-2”). FSP No. 115-2 and 124-2 amends the other-than-temporary impairment guidance in U.S. GAAP for debt securities and the presentation and disclosure requirements of other-than-temporary impairments on debt and equity securities in the financial statements. FSP No. 115-2 and 124-2 does not amend existing recognition and measurement guidance related to other-than-temporary impairments of equity securities. FSP No. 115-2 and 124-2 is effective for interim reporting periods ending after June 15, 2009, with early adoption permitted. We did not early adopt FSP No. 115-2 and 124-2. Our management expects the adoption of FSP No. 115-2 and 124-2 to decrease the impact of impairments on our results of operations in future periods when compared to the impact our management believes would have occurred without this new accounting standard. Our management is currently evaluating the impact of the adoption of FSP No. 115-2 and 124-2 to our financial condition, results of operations and cash flows.

FSP No. FAS 157-4, “Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly”

In April 2009, the FASB issued FSP No. FAS 157-4, “Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly” (“FSP No. 157-4”). FSP No. 157-4 provides additional guidance for estimating fair value in accordance with SFAS No. 157, when the volume and level of activity for the asset or liability have significantly decreased. FSP No. 157-4 also includes guidance on identifying circumstances that indicate a transaction is not orderly. FSP No. 157-4 is effective for interim reporting periods ending after June 15, 2009, with early adoption permitted. We did not early adopt FSP No. 157-4. Our management does not expect the adoption of FSP No. 157-4 to have a material impact on our financial condition, results of operations or cash flows. For additional information regarding the adoption of SFAS No. 157, see “Item 5A. Operating Results — Critical Accounting Policies — Valuation of Securities and Financial Instruments” and Notes 1 and 29 of the notes to our consolidated financial statements.

FSP No. FAS 140-4 and FIN 46R-8, “Disclosures by Public Entities (Enterprises) About Transfers of Financial Assets and Interests in Variable Interest Entities”

In December 2008, the FASB issued FSP No. FAS 140-4 and FIN 46R-8, “Disclosures by Public Entities (Enterprises) About Transfers of Financial Assets and Interests in Variable Interest Entities (“FSP No. FAS 140-4 and FIN 46R-8”). FSP No. FAS 140-4 and FIN 46R-8 amends the disclosure requirements of SFAS No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities,” and FIN 46R and is effective for the first reporting period ending after December 15, 2008, which is the year ended December 31, 2008 with respect to us. Our adoption of FSP No. FAS 140-4 and FIN 46R-8 did not have a material impact on our financial condition, results of operations or cash flows.

FSP No. EITF 99-20-1 — Amendments to the Impairment Guidance of EITF Issue No. 99-20

In January 2009, the FASB issued FSP No. Emerging Issues Task Force (“EITF”) 99-20-1, “Amendments to the Impairment Guidance of EITF Issue No. 99-20” (“FSP No. 99-20-1”). FSP No. 99-20-1 amends the impairment guidance in EITF No. 99-20 to align impairment guidance in EITF 99-20 with that in SFAS No. 115 and related impairment guidance. FSP No. 99-20-1 applies to beneficial interests within the scope of EITF 99-20 and is effective for periods ending after December 15, 2008. Our management does not expect the adoption of FSP No. 99-20-1 to have a material impact on our financial condition, results of operations or cash flows in future periods.

Staff Accounting Bulletin (“SAB”) No. 109, “Written Loan Commitments Recorded at Fair Value Through Earnings”

In November 2007, the SEC issued SAB No. 109, “Written Loan Commitments Recorded at Fair Value Through Earnings” (“SAB No. 109”), which became effective for us on January 1, 2008. SAB No. 109 supersedes SAB No. 105, “Application of Accounting Principles to Loan Commitments” (“SAB No. 105”) and states, consistent with the guidance in SFAS No. 156 and SFAS No. 159, that the expected net future cash flows related to the associated servicing of the loan should be included in the measurement of all written loan commitments that are accounted for at fair value through earnings. SAB No. 109 retains the view expressed in SAB No. 105 that internally developed intangible assets (such as customer relationship intangible assets) should not be recorded as part of the fair value of a derivative loan commitment and broadens its application to all written loan commitments that are accounted for at fair value through earnings. We adopted SFAS No. 109 on January 1, 2008 and the impact of adoption was not material to our financial condition, results of operations or cash flows.

EITF 07-5, “Determining Whether an Instrument (or Embedded Feature) Is Indexed to an Entity’s Own Stock”

Derivative contracts on a company’s own stock may be accounted for as equity instruments, rather than as assets and liabilities, only if they are both indexed solely to the company’s stock and may be settled in shares. In June 2008, the FASB ratified the consensus reached by the EITF on Issue 07-5, “Determining Whether an Instrument (or Embedded Feature) Is Indexed to an Entity’s Own Stock” (“EITF 07-5”). Under EITF 07-5, an instrument (or embedded feature) would not be considered indexed to an entity’s own stock if its settlement amount is affected by variables other than those used to determine the fair value of a “plain vanilla” option or forward contract on equity shares, or if the instrument contains a feature (such as a leverage factor) that increases exposure to those variables. An equity-linked financial instrument (or embedded feature) would not be considered indexed to the entity’s own stock if the strike price is denominated in a currency other than the issuer’s functional currency. Issue 07-5 is effective for us from January 1, 2009, and our management is currently evaluating the impact of adopting EITF 07-5 on our consolidated financial condition, operating results and cash flows.

Selected Financial Information under Korean GAAP

The selected consolidated financial and other data shown below have been derived from our consolidated financial statements, prepared in accordance with Korean GAAP.

Under Korean GAAP, consolidated financial statements include the accounts of fully- or majority-owned subsidiaries and substantially controlled affiliates that have assets in excess of ~~W~~7 billion. Substantial control is deemed to exist when the investor is the largest stockholder and owns more than 30% of the investee’s voting shares.

Under Korean GAAP, financial statements of our trust accounts on which we guarantee a fixed rate of return and/or the repayment of principal are consolidated, whereby assets and liabilities of third parties held by such trusts are reflected as part of our consolidated assets and liabilities, and revenues and expenses generated from such third-party assets are reflected in our consolidated statement of income. Activities between trusts and us are eliminated in consolidation.

Capital adequacy ratios have been calculated from the consolidated financial statements prepared in accordance with Korean GAAP and using the guidelines issued by the Financial Supervisory Service.

Consolidated Income Statement Data under Korean GAAP

	Year Ended December 31,
	2004		2005		2006		2007		2008(1)		2008(2)
	(In billions of Won, except per common share data)										(In millions
											of US$, except
											per common
											share data)

Interest income(3)	~~W~~	12,284	~~W~~	11,453	~~W~~	12,267	~~W~~	13,877	~~W~~	16,916	US$	13,404
Interest expense		5,541		4,731		5,392		6,798		9,510		7,536

Net interest income		6,743		6,722		6,875		7,079		7,406		5,868
Provision for possible loan losses		3,065		1,029		1,028		547		1,827		1,448

Net interest income after provision for possible loan losses		3,678		5,693		5,847		6,532		5,579		4,420
Non-interest revenue(3)(4)(7)		8,547		6,834		8,052		8,277		28,779		22,805
Non-interest expense(5)(7)		10,546		9,438		10,649		10,529		32,016		25,369

Operating income		1,679		3,089		3,250		4,280		2,342		1,856
Non-operating (loss) income, net(7)		(1,056)		170		174		264		374		296

Net (loss) income before income tax expense		623		3,259		3,424		4,544		2,716		2,152
Income tax (benefit) expense(7)		264		1,006		957		1,782		842		667

Net income before acquisition of subsidiary		—		—		—		—		1		1
Net income(8)	~~W~~	359	~~W~~	2,253	~~W~~	2,467	~~W~~	2,762	~~W~~	1,873	US$	1,484

Controlling company interests		356		2,241		2,458		2,757		1,873		1,484
Minority interests		3		12		9		5		—		—
Per common share data:
Earnings per share-basic	~~W~~	1,162	~~W~~	6,943	~~W~~	7,308	~~W~~	8,197	~~W~~	5,884	US$	4.7
Earnings per share-diluted		1,161		6,938		7,308		8,179		5,880		4.7
Cash dividends per common share(6)		550		550		3,650		2,450		—		—

(1)	Figures shown in the above table for the year ended December 31, 2008 represent (i) the consolidated income statement data of Kookmin Bank for the period between January 1, 2008 and June 30, 2008 (for which consolidated net income was ~~W~~1,263 billion under Korean GAAP), and (ii) our consolidated income statement data for the period between September 29, 2008 and December 31, 2008 (for which consolidated net income was ~~W~~610 billion under Korean GAAP), which includes the results of Kookmin Bank and its subsidiaries from July 1, 2008 to September 28, 2008 because the acquisition cost of Kookmin Bank and its subsidiaries in connection with the comprehensive stock transfer pursuant to which we were established has been determined as the net asset amount of Kookmin Bank and its subsidiaries as of June 30, 2008 based on Korean GAAP.

(2)	Won amounts are expressed in U.S. dollars at the rate of ~~W~~1,262.0 to US$1.00, the noon buying rate in effect on December 31, 2008 as quoted by the Federal Reserve Bank of New York in the United States.

(3)	Commencing with the year ended December 31, 2005, certain income items relating to our credit card operations (including merchant fees on credit card purchases and interest on credit card installment purchases) have been reclassified from non-interest income to interest income. Corresponding amounts for 2004 have been restated to reflect such reclassification.

(4)	Non-interest revenue includes fees and commission income, dividends on securities, gains on security valuations and disposals, gains on foreign currency transactions and gains from derivative transactions.

(5)	Non-interest expense is composed of fees and commissions paid or payable, general and administrative expenses, losses on security valuations and disposals, losses on foreign currency transactions and losses from derivative transactions.

(6)	Ratios represent the periods to which the dividends relate.

(7)	Commencing with the year ended December 31, 2007, we reclassified a number of line items in our income statement, including gains or losses on disposal of available-for-sale securities and sale of loans, which have been reclassified from non-operating (loss) income to non-interest (expense) revenue, and refund of a prior year’s income tax and additional income tax paid for a prior year, which have been reclassified from non-operating (loss) income to income tax (benefit) expense. Certain income statement amounts for 2006 have been restated to reflect such reclassification.

(8)	Commencing with the year ended December 31, 2007, net income is presented as the sum of controlling company interests and minority interests. In prior years, controlling company interests were presented as net income. Corresponding amounts for 2004, 2005 and 2006 have been restated to reflect such change.

Consolidated Balance Sheet Data under Korean GAAP

	As of December 31,
	2004		2005		2006		2007		2008		2008(1)
	(In billions of Won)										(In millions
											of US$)

Cash and cash equivalents	~~W~~	5,213	~~W~~	5,943	~~W~~	6,689	~~W~~	6,727	~~W~~	8,316	US$	6,590
Foreign exchange(2)		—		—		—		—		—		—
Loans(3)(4)(5)		138,969		138,281		152,383		174,235		202,407		160,386
Less: allowance for doubtful accounts		(3,131)		(2,459)		(2,365)		(2,505)		(3,477)		(2,756)
Trading securities(6)		6,523		6,463		5,552		7,786		7,644		6,057
Investment securities(6)		24,147		27,016		27,036		26,454		31,342		24,835
Premises and equipment, net		2,637		2,442		2,513		2,640		3,915		3,103
Other assets(7)(8)		8,331		5,217		7,105		7,707		17,402		13,789

Total assets	~~W~~	182,689	~~W~~	182,903	~~W~~	198,913	~~W~~	223,044	~~W~~	267,549	US$	212,004

Deposits		130,134		129,616		133,297		142,101		162,210		128,534
Borrowings(9)(10)		9,359		13,328		13,804		15,275		20,390		16,156
Debentures		21,875		16,548		24,983		34,895		43,106		34,157
Other liabilities(11)		12,059		10,960		11,701		14,666		25,781		20,429

Total liabilities		173,427		170,452		183,785		206,937		251,487		199,276

Stockholders’ equity(12)		9,262		12,451		15,128		16,107		16,062		12,728

Total liabilities, minority interests and stockholders’ equity	~~W~~	182,689	~~W~~	182,903	~~W~~	198,913	~~W~~	223,044	~~W~~	267,549	US$	212,004

(1)	Won amounts are expressed in U.S. dollars at the rate of ~~W~~1,262.0 to US$1.00, the noon buying rate in effect on December 31, 2008 as quoted by the Federal Reserve Bank of New York in the United States.

(2)	Foreign exchange represents holdings of foreign currency and bills bought in foreign currencies and are included in cash and cash equivalents and loans, respectively. The amounts of foreign currency and bills bought in foreign currencies as of December 31, 2004 were ~~W~~125 billion and ~~W~~575 billion, respectively. As of December 31, 2005, the amounts were ~~W~~150 billion and ~~W~~1,378 billion, respectively. As of December 31, 2006, the amounts were ~~W~~151 billion and ~~W~~1,274 billion, respectively. As of December 31, 2007, the amounts were ~~W~~189 billion and ~~W~~1,628 billion, respectively. As of December 31, 2008, the amounts were ~~W~~273 billion and ~~W~~2,754 billion, respectively.

(3)	Loans represent the gross amount of loans, before adjustment for the allowance for loan losses. Accrued interest income is included within other assets.

(4)	Credit card assets are included in loans. The amount of credit card assets was ~~W~~7,644 billion, ~~W~~7,571 billion, ~~W~~8,667 billion, ~~W~~10,436 billion and ~~W~~11,526 billion as of December 31, 2004, 2005, 2006, 2007 and 2008, respectively.

(5)	Call loans are included in loans. The amounts of call loans at December 31, 2004, 2005, 2006, 2007 and 2008 were ~~W~~2,824 billion, ~~W~~1,535 billion, ~~W~~1,189 billion, ~~W~~1,621 billion and ~~W~~158 billion, respectively.

(6)	Under Korean GAAP, all debt securities and marketable equity securities are accounted for on a similar basis to U.S. GAAP. However, adjustments for impairment can be reversed up to the original cost of the investment.

(7)	Guarantees and acceptances for which the amounts were determined do not appear on the balance sheet but are recorded as an off-balance sheet item in the notes to our consolidated financial statements. The amounts of guarantees and acceptances at December 31, 2004, 2005, 2006, 2007 and 2008 were ~~W~~976 billion, ~~W~~1,790 billion, ~~W~~2,715 billion, ~~W~~5,300 billion and ~~W~~9,107 billion, respectively.

(8)	Other assets include leasehold deposits, accounts receivables, accrued interest income, prepaid expenses and unsettled debit of domestic exchange (which represents outstanding balances due from other banks generated in the process of fund settlements of domestic exchange, such as checks, bills, drafts, remittance exchange, ATM use and credit card network). Leasehold deposits are recorded as other assets on the balance sheet. Accumulated depreciation is recorded as a deduction from premises and equipment.

(9)	Borrowings consist mainly of borrowings from the Bank of Korea, the Korean government and other banking institutions.

(10)	Call money is included in borrowings at December 31, 2004, 2005, 2006, 2007 and 2008. The balances of call money as of those dates were ~~W~~655 billion, ~~W~~1,254 billion, ~~W~~168 billion, ~~W~~794 billion and ~~W~~3,444 billion, respectively.

(11)	Under Korean GAAP, contingent losses with respect to guarantees and acceptances are recognized by applying the same classification methods and provision percentages used in determining the allowance for loan losses. Provisions are only applied to acceptances and guarantees classified as substandard, doubtful and estimated loss. The amounts of allowance as of December 31, 2004, 2005, 2006, 2007 and 2008 were ~~W~~1 billion, ~~W~~10 billion, ~~W~~19 billion, ~~W~~37 billion and ~~W~~122 billion, respectively. These amounts are included in other liabilities.

(12)	Under Korean GAAP, minority interests are included in stockholders’ equity. The amounts of minority interests as of December 31, 2004, 2005, 2006, 2007 and 2008 were ~~W~~28 billion, ~~W~~39 billion, ~~W~~44 billion, ~~W~~44 billion and ~~W~~233 billion, respectively.

Profitability and Other Ratios under Korean GAAP

	Year Ended December 31,
	2004	2005	2006	2007	2008(1)
	(Percentages)

Net income as a percentage of:
Average total assets(2)	0.19%	1.23%	1.27%	1.31%	0.75%
Average stockholders’ equity(2)	3.78	19.41	17.21	17.12	12.42
Dividend payout ratio(3)	46.95	8.21	49.77	29.84	—
Net interest spread(4)	4.04	3.98	3.69	3.39	2.98
Net interest margin(5)	4.05	4.10	3.90	3.65	3.23
Efficiency ratio(6)	68.97	69.62	71.70	71.11	92.62
Cost-to-average assets ratio(7)	5.66	5.13	5.38	5.29	13.69
Fee income as a percentage of total income(8)	7.28	6.13	6.69	7.02	3.36

(1)	Figures shown in the above table for the year ended December 31, 2008 have been calculated based on (i) the applicable consolidated financial data of Kookmin Bank under Korean GAAP for the period between January 1, 2008 and June 30, 2008 and (ii) our applicable consolidated financial data under Korean GAAP for the period between September 29, 2008 and December 31, 2008, which includes the results of Kookmin Bank and its subsidiaries from July 1, 2008 to September 28, 2008 because the acquisition cost of Kookmin Bank and its subsidiaries in connection with the comprehensive stock transfer pursuant to which we were established has been determined as the net asset amount of Kookmin Bank and its subsidiaries as of June 30, 2008 based on Korean GAAP.

(2)	Average balances are based on (a) daily balances for our primary banking operations and (b) monthly or quarterly balances for our other operations.

(3)	The dividend payout ratio represents the ratio of total dividends paid on common stock as a percentage of net income attributable to common stock.

(4)	Net interest spread represents the difference between the yield on average interest earning assets and cost of average interest bearing liabilities.

(5)	Net interest margin represents the ratio of net interest income to average interest earning assets.

(6)	Efficiency ratio represents the ratio of non-interest expense to the sum of net interest income and non-interest revenue.

(7)	Cost-to-average assets ratio represents the ratio of non-interest expense to average total assets.

(8)	Fee income represents income other than interest income and other operating income, and excludes fees and commissions classified in those categories under Korean GAAP.

Capital Ratios under Korean GAAP

	Year Ended December 31,
	2004	2005	2006	2007	2008
		(Percentages)

Consolidated capital adequacy ratio of KB Financial Group(1)	—	—	—	—	11.73%
Capital adequacy ratios of Kookmin Bank
Tier I capital adequacy ratio(2)	6.67%	9.67%	10.07%	9.74%	9.92%
Tier II capital adequacy ratio(2)	4.34	3.28	4.10	2.88	3.26
Average stockholders’ equity as a percentage of average total assets	5.10	6.31	7.37	7.63	6.06

(1)	Under applicable guidelines of the Financial Services Commission, we, as a bank holding company, are required to maintain a minimum consolidated capital adequacy ratio of 8%. This computation is based on our consolidated financial statements prepared in accordance with Korean GAAP. See “— Financial Condition — Capital Adequacy.”

(2)	Kookmin Bank’s capital adequacy ratios are computed in accordance with the guidelines issued by the Financial Services Commission. The computation is based on its consolidated financial statements prepared in accordance with Korean GAAP. See “— Financial Condition — Capital Adequacy.”

Credit Portfolio Ratios under Korean GAAP

	As of December 31,
	2004		2005		2006		2007		2008
	(In billions of Won, except percentages)

Non-performing loans(1)	~~W~~	3,524	~~W~~	2,297	~~W~~	1,551	~~W~~	1,297	~~W~~	2,559

Non performing loans as a percentage of total loans		2.53%		1.66%		1.02%		0.74%		1.27%
Non performing loans as a percentage of total assets		1.93		1.26		0.78		0.58		0.96
Allowance for loan losses as a percentage of non-performing loans		47.86		52.83		52.31		53.62		45.18
Allowance for loan losses as a percentage of total loans		2.25		1.78		1.55		1.44		1.72
Non-performing credits as a percentage of total credits(2)		2.52		1.63		1.00		0.71		1.24
Won loans as a percentage of Won deposits(3)		99.41		96.94		103.01		119.40		126.92
Precautionary loans as a percentage of total loans		4.37		2.30		1.13		0.82		1.45
Precautionary and below loans as a percentage of total loans(4)		6.90		3.97		2.15		1.56		2.71
Precautionary and below loans as a percentage of total assets(4)		5.26		3.00		1.64		1.22		2.05
Allowance for loan losses as a percentage of precautionary and below loans(4)		23.53		28.29		31.03		31.20		28.83

(1)	Non-performing loans are defined in accordance with regulatory guidance in Korea. See “Item 4B. Business Overview — Supervision and Regulation — Principal Regulations Applicable to Banks.”

(2)	Credits include loans and confirmed guarantees and acceptances provided from our trust accounts (including bills purchased and privately placed debentures), as well as the total loan portfolio of the banking accounts. Loans, as defined for Korean GAAP purposes, include loans provided from our trust accounts (including bills purchased and privately placed debentures), as well as the total loan portfolio of the banking accounts.

(3)	Under Korean GAAP, Won loans do not include bills bought in Won, advances for customers, credit card accounts, bonds purchased under resale agreements, call loans, private placement corporate bonds and loans in restructurings that have been swapped for equity in the restructured borrower. Including these items, our ratios as of December 31, 2004, 2005, 2006, 2007 and 2008 would have been 109.55%, 107.40%, 117.65%, 134.40% and 140.44%, respectively.

(4)	As defined by the Financial Services Commission.

Reconciliation with Korean GAAP

Our consolidated financial statements are prepared in accordance with accounting principles and policies as summarized in Note 1 to our consolidated financial statements. These principles and policies differ in some respect from generally accepted accounting principles applicable in Korea. The following are reconciliations of net income and stockholders’ equity of the consolidated statements with Korean GAAP:

	As of and for the
	Year Ended
	December 31,
	2008
	(In millions of Won)

U.S. GAAP net income	~~W~~	1,325,964

1 Provision for credit losses		484,358
2 Deferred loan costs		(68,664)
3 Equity method investments		299,929
4 Securities and hedging derivatives accounting		79,888
5 Other loan sale accounting		78,522
6 Fixed assets		(41,989)
7 Merger with Korea Long Term Credit Bank		—
8 Reversal of amortization of present value discounts		3,573
9 Foreign currency translation		221,637
10 Merger with H&CB		(50,698)
11 Minority interest		15
12 Merger with Kookmin Credit Card		6,651
13 Consolidation of fund represented by the wholly owned beneficiary certificates		761
14 Acquisition of KB Investment & Securities		(20,885)
15 Others		(57,527)

Total of adjustments		935,571
Tax effect of adjustments		(388,235)

Korean GAAP net income(1)	~~W~~	1,873,300

U.S. GAAP stockholders’ equity	~~W~~	15,594,707

1 Provision for credit losses		(1,579,464)
2 Deferred loan costs		(283,556)
3 Equity method investments		96,614
4 Securities and hedging derivatives accounting		581,621
5 Other loan sale accounting		(497,555)
6 Fixed assets		1,186,526
7 Merger with Korea Long Term Credit Bank		363,550
8 Reversal of amortization of present value discounts		174,252
9 Foreign currency translation		5,951
10 Merger with H&CB		490,393
11 Minority interest		233,436
12 Merger with Kookmin Credit Card		(230,999)
13 Consolidation of fund represented by the wholly owned beneficiary certificates		1,560
14 Acquisition of KB Investment & Securities		(20,885)
15 Others		168,818

Total of adjustments		690,262
Tax effect of adjustments		(222,922)

Korean GAAP stockholders’ equity	~~W~~	16,062,047

(1)	Represents the sum of (i) the consolidated net income of Kookmin Bank for the period between January 1, 2008 and June 30, 2008, which was ~~W~~1,263 billion under Korean GAAP, and (ii) our consolidated net income for the period between September 29, 2008 and December 31, 2008, which was ~~W~~610 billion under Korean GAAP and includes the results of Kookmin Bank and its subsidiaries from July 1, 2008 to September 28, 2008 because the acquisition cost of Kookmin Bank and its subsidiaries in connection with the comprehensive stock transfer pursuant to which we were established has been determined as the net asset amount of Kookmin Bank and its subsidiaries as of June 30, 2008 based on Korean GAAP.

The following is a summary of the significant adjustments made to consolidated net income and stockholders’ equity to reconcile the U.S. GAAP results with those under Korean GAAP. The numbered paragraphs below refer to the corresponding item numbers set forth above.

1. We established the U.S. GAAP loan loss allowance for impaired non-homogeneous loans based on (1) the present value of expected future cash flows discounted at the loan’s effective interest rate, (2) the fair value of the collateral if the loan was collateral dependent or (3) observable market prices if available. For small balance homogeneous impaired loan portfolios and consumer loans, we established the allowance for the loan losses based on an evaluation of the historical performance of the loan portfolios. Allowance for loans that were not impaired was based principally on historical migration patterns. Other factors that management considered when establishing reserves for loans include, but were not limited to, global and local economic events, delinquencies, changes in underwriting and changes in credit monitoring policies. See “Item 4B. Business Overview — Assets and Liabilities — Loan Portfolio — Provisioning Policy.”

Prior to 2004 year-end, the allowance for loan losses under Korean GAAP was determined based on the classification guidelines promulgated by the Financial Services Commission (“FSC”), which require that the allowance should be equal to or greater than the allowance based on the minimum provisioning rate determined by the classification of the loan. Beginning with 2004 year-end, the allowance for loan losses under Korean GAAP has been determined at the larger of the allowance based on historical loss rates of loan portfolios or the one based on the loan classification guidelines of the FSC. For 2008 year-end, we used the allowance based on the FSC guidelines as it was greater than the one based on the historical loss rates. Our reserve under Korean GAAP was established based on the following percentages as of December 31, 2008:

2008
	Corporate Loans	Retail Loans	Credit Card Balances
(Percentages)

Normal(1)	0.85% or more	1.00% or more	1.50% or more
Precautionary	7.00% or more	10.00% or more	15.00% or more
Substandard	20.00% or more	20.00% or more	20.00% or more
Doubtful	50.00% or more	55.00% or more	60.00% or more
Estimated loss	100.00%	100.00%	100.00%

(1)	In the case of normal credits comprising loans to borrowers in the construction, wholesale and retail, accommodation and restaurant or real estate and housing industries (as classified under the Korean Industry Classification Standard), the applicable figure is 0.9% or more.

The historical loss rates used under Korean GAAP were different from those under U.S. GAAP as a result of differences in methodologies and industry practice including approaches for estimating charge-off recovery rates and loss factors from migration and roll rate analyses.

This adjustment also reflected the offsetting effects of (1) the consolidation of our trust accounts, which include loans and related reserves under Korean GAAP and (2) the deconsolidation of certain securitized loans and related reserves which we recorded as sales under Korean GAAP.

2. Under U.S. GAAP, certain employee and other costs associated with originating loans are deferred and amortized as a yield adjustment over the life of the related loans, net of any related fees received. These costs relate to direct loan origination activities performed by us which include evaluating the prospective borrower’s financial condition, recording guarantees, collateral and other security arrangements, negotiating loan terms, preparing and processing loan documents and closing the transaction. Korean GAAP requires that certain origination fees and costs be deferred and amortized as a yield adjustment over the life of the related loans.

3. In our consolidated financial statements under U.S. GAAP, we must include a proportionate share of the results of operations of our investments accounted for under the equity method, which would be also prepared on a U.S. GAAP basis. Consequently, the results of each of our equity method investments have been affected by the conversion from each investment’s respective local GAAP to U.S. GAAP.

4. Under U.S. GAAP, decreases in fair value with respect to all securities classified as available-for-sale or held-to-maturity as well as unlisted equity securities below the cost basis of an individual security and deemed to be other-than-temporary must be written off through a charge to income. In determining whether a decrease in fair value is other-than-temporary, the following factors were considered: the length of time and the extent to which the market value had been less than cost; the financial condition and near-term prospects of the issuer; and the intent and ability of the holder to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in market value. Under Korean GAAP, when the recoverable value of available-for-sale or held-to-maturity securities is less than their amortized acquisition costs (in the case of equity securities, their acquisition costs), and there is any objective evidence of impairment, then their book value is adjusted to their recoverable amount, and the amount of their amortized acquisition costs (in the case of equity securities, their acquisition costs) in excess of the recoverable amount less the amount of impairment loss already recognized in the prior periods is reflected in current loss as impairment loss.

Under U.S. GAAP, to qualify for hedge accounting, derivatives must be highly effective at reducing the risk associated with the exposure being hedged. Each derivative must be formally designated as a hedge, with documentation of the risk management objective and strategy for the hedge, identification of the hedging instrument, the hedged item and risk exposure, and how effectiveness would be assessed prospectively and retrospectively. Under Korean GAAP, the criteria that must be met in order to apply hedge accounting were less prescriptive. This adjustment reflected the effects of the reversal of the hedge accounting treatment under Korean GAAP.

5. Under U.S. GAAP, the transfer of loans was recorded as a sale if specific and prescriptive criteria were met relating to the transferor’s relinquishing control. If these criteria were not met, the transfer would be treated as a secured borrowing. Certain loan transfers (including those in connection with asset securitization transactions) that qualified for derecognition as sales under Korean GAAP did not meet U.S. GAAP criteria for derecognition as sales.

6. Previously, we revalued certain fixed assets in accordance with the Asset Revaluation Law of Korea. The revaluation increment was credited to capital surplus in accordance with Korean GAAP applicable during such period. As a result of such revaluation, depreciation expenses on these assets were adjusted to reflect the increased basis. In 2008, Korean GAAP was changed to permit asset revaluation and as a result, we opted to revalue our land. The accounting treatment under Korean GAAP for asset revaluation has been changed since the last time we revalued our fixed assets and, as a result, gain on revaluation was credited to accumulated other comprehensive income, net of tax. Under U.S. GAAP, such a revaluation is not permitted and depreciation expense should be based on historical cost. As part of our normal operations, we occasionally dispose of fixed assets. Due to the difference in carrying value under U.S. GAAP and Korean GAAP noted above, there was an adjustment to reflect the difference in the gain or loss on disposal of those fixed assets.

7. In accordance with Korean GAAP, the value of consideration paid for Korea Long Term Credit Bank was based on the price of our common stock on the date that the transaction was consummated. In addition, the assets were recorded at their carrying values. This transaction created negative goodwill under Korean GAAP which was recorded in stockholders’ equity. The application of U.S. GAAP resulted in goodwill because of differences in the measurement of the purchase price and recording the related assets and liabilities at fair value. The income statement adjustment represented the accretion to income of the difference between book value and fair value on the net assets acquired.

8. Under Korean GAAP, loans modified through troubled debt restructurings were carried at the lower of (1) the book value of the loan prior to restructuring and (2) the present value of the restructured loan. If carried at present value, the related present value discount was accreted to income over the remaining term of the restructured loans. Under U.S. GAAP, such trouble debt restructured loans were treated as impaired loans and the related allowance for loan losses were established based on (1) the present value of expected future cash flows discounted,

(2) the fair value of the collateral if the loan is collateral dependent, or (3) observable market prices if available. Accordingly, this difference reflects the reversal of the present value discount.

9. U.S. GAAP requires that all unrealized gains and losses arising from available-for-sale securities be recorded in accumulated other comprehensive income. Under Korean GAAP, the portion of unrealized gains and losses on available-for-sale securities arising from foreign currency translation were recognized in earnings.

10. Under Korean GAAP, the value of consideration paid for H&CB was measured based on our stock price on the consummation date of the merger, whereas under U.S. GAAP, the value of consideration was measured based on our average closing stock price on the Stock Market Division of the Korea Exchange two days before and after the date the merger was agreed to and announced. The application of U.S. GAAP resulted in negative goodwill due to the fact that the consideration paid was less than the fair value of H&CB’s net assets acquired. Under Korean GAAP, goodwill was created because the value of consideration measured based on the consummation date was significantly higher. The income statement adjustment primarily reflected the following:

(a) Reversal of goodwill amortization that was recorded under Korean GAAP.

(b) Costs that were directly related to the merger were expensed under Korean GAAP, whereas such costs were included in the cost of the merger under U.S. GAAP.

(c) Accretion to income or amortization to expense of the difference between the fair value and book value of the assets acquired and liabilities assumed.

(d) The amortization related to the core deposit and credit card relationship intangible assets acquired in the merger based on their estimated useful lives in proportion to the estimated run-off of the related depositor and customer relationships, respectively.

11. The operating results of each of our subsidiaries have been affected by the conversion to U.S. GAAP from Korean GAAP. Consequently, the allocation to minority of their shares of the respective subsidiaries has been affected as a result of the conversion.

Under Korean GAAP, minority interest is treated as a component of stockholders’ equity. Under U.S. GAAP, minority interest is not considered part of stockholders’ equity and is disclosed in the consolidated balance sheet between the liability section and the stockholders’ equity section.

12. Under Korean GAAP, the value of consideration paid for the step-up acquisition of a subsidiary is measured based on book value of the subsidiary’s net assets on the consummation date of the merger. Accordingly the value of consideration paid for the acquisition of Kookmin Credit Card (“KCC”) was measured based on book value of KCC’s net assets. However, under U.S. GAAP, the value of consideration was measured based on our average closing stock price on the Stock Market Division of the Korea Exchange two days before and after the date the merger was agreed to and announced. The application of U.S. GAAP resulted in goodwill due to the fact that the consideration paid was more than the fair value of KCC’s net assets acquired. Under Korean GAAP, goodwill was not recognized because the value of consideration measured based on the consummation date was the same as the book value of KCC’s net assets. The adjustment primarily reflected the following:

(a) Costs that were directly related to the merger were expensed under Korean GAAP, whereas such costs were included in the cost of the merger under U.S. GAAP.

(b) The operating results of KCC was affected by the conversion to U.S. GAAP from Korean GAAP. Consequently, the allocation to minority of their shares of KCC was also affected as a result of the conversion.

(c) Accretion to income or amortization to expense of the difference between the fair value and book value of the assets acquired and liabilities assumed.

(d) The amortization related to the credit card relationship intangible asset acquired in the merger based on their estimated useful lives in proportion to the estimated run-off of customer relationships.

13. Under Korean GAAP, beneficiary certificates were treated as trading and available-for-sale securities. Unrealized gains or losses of beneficiary certificates classified as available-for-sale securities were recorded in the other comprehensive income of the stockholders’ equity. When beneficiary certificates were sold, related realized gains or losses were recorded in net income. However, under U.S. GAAP, the underlying funds represented by the wholly owned beneficiary certificates were consolidated into our financial statements, resulting in the net income or loss of the funds being reflected in our annual net income. The difference in the stockholders’ equity mostly relates to the unrealized gains or losses on the beneficiary certificates treated as available for sale securities.

14. Under Korean GAAP, goodwill is amortized using the straight-line method over its useful life, not to exceed 20 years. Under U.S. GAAP, goodwill is not amortized but tested for impairment on an annual basis.

15. This adjustment reflects the effect of miscellaneous items which were not individually material.

With respect to tax effect of adjustments, under U.S. GAAP, we recognize the income tax effect of adjustments using the marginal income tax rate. Also, under U.S. GAAP, a tax position taken or expected to be taken in a tax return is evaluated to determine whether it is more likely than not to be sustained upon examination by the tax authorities, including resolution of any related appeals or litigation processes, based on the technical merits of the position. Only tax positions that meet the more-likely-than-not criteria are measured to determine the amount of benefit to recognize in the financial statements. The tax position is measured as the largest amount of benefit that has a greater than 50% likelihood of being realized upon ultimate settlement with the tax authorities. Differences between tax positions taken in a tax return and amounts recognized are reflected in the financial statements as adjustments of income tax expense or deferred tax assets (liabilities). In addition, interest and penalties related to tax positions are classified as a component of income tax expense. Under Korean GAAP, there is no clear guideline on recognizing and measuring the benefits of uncertain tax positions. As a result, in practice, they are recognized as adjustments to income tax expense when realized.

Item 5C.	Research and Development, Patents and Licenses, etc.

Not Applicable.

Item 5D.	Trend Information

These matters are discussed under Item 5A and Item 5B above where relevant.

Item 5E.	Off-Balance Sheet Arrangements

See “Item 5B. Liquidity and Capital Resources — Financial Condition — Contractual Cash Obligations” and “Item 5B. Liquidity and Capital Resources — Financial Condition — Commitments and Guarantees.”

Item 5F.	Tabular Disclosure of Contractual Obligations

See “Item 5B. Liquidity and Capital Resources — Financial Condition — Contractual Cash Obligations.”

Item 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Item 6A.	Directors and Senior Management

Board of Directors

Our board of directors, currently consisting of three executive directors and nine non-executive directors, has the ultimate responsibility for the management of our affairs.

Our articles of incorporation provide that:

•	we may have no more than 30 directors;

•	the number of executive directors must be less than 50% of the total number of directors; and

•	we have five or more non-executive directors.

The term of office for each director is renewable and is subject to the Korean Commercial Code, the Financial Holding Company Act and related regulations.

Our board of directors meets on a regular basis to discuss and resolve material corporate matters. Additional extraordinary meetings may also be convened at the request of any director or any committee that serves under the board of directors.

The names and positions of our directors are set forth below. The business address of all of the directors is our registered office at 9-1, 2-ga, Namdaemoon-ro, Jung-gu, Seoul 100-703, Korea.

Executive Directors

The table below identifies our executive directors as of the date of this annual report:

				End of
Name	Age	Position	Director Since	Term(1)

Young-Key Hwang	56	Chairman and Chief Executive Officer	September 29, 2008	2011
Chung Won Kang	58	Vice Chairman; President and Chief Executive Officer of Kookmin Bank	September 29, 2008	2010 (2)
Jung Hoe Kim	59	President and Chief Operating Officer	September 29, 2008	2011

(1)	Unless otherwise indicated, the date on which each term will end will be the date of the general stockholders’ meeting in the relevant year.

(2)	Term will end on October 30, 2010.

None of the executive directors have any significant activities outside KB Financial Group.

Young-Key Hwang is our chairman and chief executive officer. He was a senior advisor to Shin & Kim, chairman and chief executive officer of Woori Finance Holdings Co., Ltd. and Woori Bank Co., Ltd., president and chief executive officer of Samsung Securities Co., Ltd. and president and chief executive officer of Samsung Investment Trust Management Co., Ltd. He received a B.A. in international economics from Seoul National University and an M.Sc. from the London School of Economics.

Chung Won Kang is our vice chairman. He is also the president and chief executive officer of Kookmin Bank. He was a senior advisor to Kim & Chang, non-executive director of LG Investment & Securities Co., Ltd., an advisor to World Bank Group, president and chief executive officer of the former Seoul Bank, chief country officer of Deutsche Bank Group, Korea and chief country officer of Bankers Trust Group, Korea. He received a B.A. in economics from Dartmouth College and an M.A. in law and diplomacy from The Fletcher School of Law & Diplomacy.

Jung Hoe Kim is our president and chief operating officer. He was a senior advisor to Kim & Chang, non-executive director of National Agricultural Cooperative Federation and deputy governor at the Financial Supervisory Service. He received a B.A. in law from Yonsei University.

Non-executive Directors

Our non-executive directors are selected based on the candidates’ talents and skills in diverse areas, such as law, finance, economy, management and accounting. All nine non-executive directors below were nominated by our Non-executive Director Nominating Committee and approved by our shareholders.

The table below identifies our non-executive directors as of the date of this annual report:

				Year
				Term
Name	Age	Position	Director Since	Ends(1)

Jacques P.M. Kemp	60	Non-executive Director	September 29, 2008	2010
Dam Cho	56	Non-executive Director	September 29, 2008	2011
Bo Kyung Byun	55	Non-executive Director	September 29, 2008	2010
Suk Sig Lim	55	Non-executive Director	September 29, 2008	2011
Sang Moon Hahm	55	Non-executive Director	September 29, 2008	2011
Han Kim	55	Non-executive Director	September 29, 2008	2011
Chee Joong Kim	54	Non-executive Director	September 29, 2008	2010 (2)
Jae Mok Cho	48	Non-executive Director	March 27, 2009	2012
Chan Soo Kang	47	Non-executive Director	September 29, 2008	2011

(1)	The date on which each term will end will be the date of the general stockholders’ meeting in the relevant year.

(2)	Term will end on October 30, 2010.

Jacques P.M. Kemp has been a non-executive director since 2008. He is currently the Vice Chairman of Insurance & Investment Management at ING Group. He was the CEO of ING Insurance Asia/Pacific, a Global Head e-Business of ING Group and a Chairman of ING Bank International. He received an M.B.A from the University of Chicago.

Dam Cho has been a non-executive director since 2008. He is currently a professor at Chonnam National University. He was president of Korean Financial Management Association and a lecturer at Hongik University. He received a B.A. in business administration, an M.S. in business administration and a Ph.D. in finance from Korea University.

Bo Kyung Byun has been a non-executive director since 2008. He is currently President and Chief Executive Officer of Kolon I’net Co., Ltd. He was President and Chief Executive Officer of LG IBM PC Co., Ltd. and a managing director of IBM Korea. He received a B.S. in mechanical engineering from Seoul National University and an Executive Education M.B.A. Program Certificate from the Wharton School, University of Pennsylvania.

Suk Sig Lim has been a non-executive director since 2008. He is currently a professor at the University of Seoul. He was Vice President of Korea Accounting Institute, a member of the examination committee at the Financial Supervisory Service and an assistant professor at the University of Alberta. He received a B.A. in business administration from Seoul National University, an M.S. in industrial engineering from KAIST, an M.S. in business administration from Pennsylvania State University and a Ph.D. in business administration from University of Minnesota.

Sang Moon Hahm has been a non-executive director since 2008. He is currently dean of KDI School of Public Policy and Management. He was a chief researcher at the Korea Institute of Finance and an assistance professor at Virginia Tech. He received a B.A. in economics from Georgetown University, and an M.A. and Ph.D. in economics from the University of Chicago.

Han Kim has been a non-executive director since 2008. He is currently President and Chairman of Uclick. He was an executive director at Daishin Securities Co., Ltd., Vice Chairman of Meritz Securities Co., Ltd. and a non-executive director at Dongyang Fire & Marine Insurance Co., Ltd. He received a B.S. in mechanical engineering from Seoul National University and an M.B.A. from Yale University.

Chee Joong Kim has been a non-executive director since 2008. He is currently a partner at Barun Law. He was a presiding judge at Seoul Eastern District Court, Seoul Administrative Court, Patent Court and Seoul High Court. He received a B.A. and an M.A. in law from Seoul National University.

Jae Mok Cho has been a non-executive director since March 2009. He is currently the Chief Executive Office of Ace Research Center Co., Ltd. in Seoul and Daegu. He was a member of the Seoul Advisory Committee and an adjunct professor of Catholic University of Daegu. He received a B.A., M.A. and Ph.D. in psychology from Keimyung University.

Chan Soo Kang has been a non-executive director since 2008. He is currently President and Chairman of Kang & Company Ltd. and a non-executive director at SK Holdings Co., Ltd. He was an executive director at BT Wolfensohn, a Chief Executive Officer of Seoul Securities Co., Ltd. and an adjunct professor at Ewha Womans University. He received a B.A. in economics from Harvard University and an M.B.A. from Wharton School, University of Pennsylvania.

Any director having an interest in a transaction that is subject to approval by the board of directors may not vote at the meeting during which the board approves the transaction.

Executive Officers

The table below identifies our senior executive officers who are not executive directors as of the date of this annual report:

Name	Age	Position

Kap Shin	53	Deputy President; Chief Financial Officer
Byung Kun Oh	55	Deputy President; Chief Human Resources Officer
Heung Woon Kim	51	Deputy President; Chief Information Officer
Dong Hyun Ji	50	Deputy President; Chief Strategy Officer

None of the executive officers have any significant activities outside KB Financial Group.

Kap Shin is a deputy president and the chief financial officer. Prior to that, he was chief financial officer of Kookmin Bank, chief financial officer of Korea Exchange Bank Credit Service, chief executive officer of Kapco Inc. and chief financial officer of Citibank Korea. He received a B.A. in accounting and an M.B.A. from Northern Illinois University.

Byung Kun Oh is a deputy president and the chief human resources officer. Prior to that, he was the head of Namseoul regional head office and Gyeongsu regional head office, and a general manager of the Neungdong branch and Daechidong branch. He received a B.A. in business administration from Chongju University.

Heung Woon Kim is a deputy president and the chief information officer. Prior to that, he was an executive vice president and the head of the IT Development Division and a general manager of the IT Application Development Department and the Gwangjangdong Branch. He received a B.A in Economics from Korea National Open University.

Dong Hyun Ji is a deputy president and the chief strategy officer. Prior to that, he was an executive vice president of KB Research and a senior fellow at the Korea Institute of Finance. He received a B.A. in business administration from Seoul National University and a master’s degree and a Ph. D. in finance from the University of Pennsylvania.

Item 6B.	Compensation

The aggregate remuneration paid and benefits-in-kind paid by us to our chairman and chief executive officer, our other executive directors, our non-executive directors and our executive officers from September 29, 2008 to December 31, 2008 was ~~W~~727 million. In addition, from September 29, 2008 (the date of our establishment as a financial holding company) to December 31, 2008, we set aside ~~W~~65 million for allowances for severance and retirement benefits for our chairman and chief executive officer, the other executive directors and our executive officers.

The aggregate remuneration paid and benefits-in-kind paid by us to Kookmin Bank’s president and chief executive officer and its other executive directors, non-executive directors and executive officers from January 1, 2008 to September 29, 2008 was ~~W~~10,810 million. In addition, from January 1, 2008 to September 29, 2008, we set aside ~~W~~975 million for allowances for severance and retirement benefits for Kookmin Bank’s president and chief executive officer and its other executive directors and executive officers.

We do not have service contracts with any of our directors or officers providing for benefits upon termination of their employment with us.

Kookmin Bank granted stock options to its president and chief executive officer, other directors and executive officers, as well as employees. In connection with the comprehensive stock transfer in September 2008 pursuant to which we were established, such stock options were converted into stock options with respect to our common stock. See “Item 6E. Share Ownership — Stock Options.” For all of the options granted, upon their exercise, we are required to pay in cash the difference between the exercise price and the market price of our common stock at the date of exercise. Generally, upon vesting, options may be exercised from after three years from the grant date up to eight years after such date, once restrictions on the exercise of options, including continued employment for at least two years from the grant date, lapse.

On November 1, 2004, Kookmin Bank granted 700,000 options to its president and chief executive officer, Chung Won Kang, who is one of our directors. On November 1, 2007, 610,000 of the 700,000 options granted to Chung Won Kang vested and 90,000 options expired without vesting. The 610,000 vested options may be exercised up to eight years from the grant date. The current exercise price is ~~W~~50,600, which reflects the increased rate of the KOSPI banking industry index, and the exercised options can be settled through payment in cash of the difference between the exercise price and the market price of our common stock at the date of exercise.

In 2008, we recognized a reversal of ~~W~~20,139 million as compensation expense for the stock options granted under our stock option plan. For additional information regarding our compensation expense in connection with our stock option plan, see Note 28 to our consolidated financial statements.

Item 6C.	Board Practices

See “Item 6A. Directors and Senior Management” above for information concerning the terms of office and contractual employment arrangements with our directors and executive officers.

Committees of the Board of Directors

We currently have the following committees that serve under the board:

•	the Audit Committee;

•	the Board Steering Committee;

•	the Management Strategy Committee;

•	the Group Risk Management Committee;

•	the Evaluation and Compensation Committee;

•	the Non-executive Director Nominating Committee;

•	the Audit Committee Member Nominating Committee; and

•	the Chairman and CEO Nominating Committee.

Each committee member is appointed by the board of directors, except for members of the Audit Committee, who are elected at the general meeting of stockholders.

Audit Committee

The committee currently consists of five non-executive directors, Dam Cho, Suk Sig Lim, Bo Kyung Byun, Chee Joong Kim and Chan Soo Kang. The chairperson of the Audit Committee is Chee Joong Kim. The committee oversees our financial reporting and approves the appointment of our independent registered public accounting firm. The committee also reviews our financial information, auditor’s examinations, key financial statement issues, the plans and evaluation of internal control and the administration of our financial affairs by the board of directors. In connection with the general meetings of stockholders, the committee examines the agenda for, and financial statements and other reports to be submitted by, the board of directors to each general meeting of stockholders. The committee holds regular meetings every quarter.

Board Steering Committee

The committee currently consists of five non-executive directors, Dam Cho, Bo Kyung Byun, Sang Moon Hahm, Chee Joong Kim and Chan Soo Kang, together with our chairman and chief executive officer, Young-Key Hwang. The chairperson of the Board Steering Committee is Dam Cho. The committee is responsible for ensuring the efficient operation of the board and the facilitation of the board’s functions. The committee is also responsible for discussion and review of overall matters with respect to the governance of us and our subsidiaries, promoting the efficiency and active function of the board and each committee. The committee holds regular meetings every quarter.

Management Strategy Committee

The committee currently consists of four non-executive directors, Jacques P.M. Kemp, Sang Moon Hahm, Han Kim and Jae Mok Cho, together with our chairman and chief executive officer, Young-Key Hwang, and our vice chairman, Chung Won Kang. The chairperson of the committee is Sang Moon Hahm. The committee reviews vision and mid-long term management strategy, the annual business plan, the annual budget plan, new strategic businesses, major financial strategy and major issues with respect to our management. The committee holds regular meetings every quarter.

Group Risk Management Committee

The committee currently consists of five non-executive directors, Jacques P.M. Kemp, Dam Cho, Suk Sig Lim, Sang Moon Hahm and Chan Soo Kang, together with our chief operating officer Jung Hoe Kim. The chairperson of the Group Risk Management Committee is Chan Soo Kang. The Group Risk Management Committee oversees and makes determinations on all issues relating to our comprehensive risk management function. In order to ensure our stable financial condition and to maximize our profits, the committee monitors our overall risk exposure and reviews our compliance with risk policies and risk limits. In addition, the committee reviews risk and control strategies and policies, evaluates whether each risk is at an adequate level, establishes or abolishes risk management divisions and reviews risk-based capital allocations. The committee holds regular meetings every quarter.

Evaluation and Compensation Committee

The committee currently consists of four directors, Bo Kyung Byun, Han Kim, Chee Joong Kim and Jae Mok Cho. The chairperson of the committee is Bo Kyung Byun. The Evaluation and Compensation Committee reviews compensation schemes and compensation levels of us and our subsidiaries. The committee is also responsible for deliberating and deciding compensation of directors, evaluating management’s performance and deciding the performance-based annual salary of the president and the executive officers of us and our subsidiaries. The committee holds regular meetings every six months.

Non-executive Director Nominating Committee

The committee currently has no members. The last meeting of the committee was on February 20, 2009 to nominate a new non-executive director, Jae Mok Cho. The committee oversees the selection of non-executive director candidates and recommends them annually sometime prior to the general stockholders meeting. The term of office of its members is from the first meeting of the committee held to nominate the non-executive directors until the nominated non-executive directors are appointed.

Audit Committee Member Nominating Committee

The committee currently has no members. The last meeting of the committee was on February 27, 2009 to nominate new Audit Committee members, Bo Kyung Byun and Chan Soo Kang. The committee oversees the selection of Audit Committee member candidates and recommends them annually sometime prior to the general stockholders meeting. The term of office of its members is from the first meeting of the committee held to nominate the Audit Committee members until the Audit Committee members are appointed.

Chairman and CEO Nominating Committee

The committee currently has no members. The committee oversees the selection of candidates to serve as our chairman and chief executive officer and recommends them to our board of directors. The term of the office of its members is from the first meeting of the committee held to nominate the chairman and chief executive officer until the nominated chairman and chief executive officer is appointed.

Item 6D.	Employees

As of December 31, 2008, we had a total of 96 full-time employees, excluding seven executive officers, at our financial holding company. The following table sets forth information regarding our employees at both our financial holding company and our subsidiaries as of the dates indicated:

		As of December 31,
		2006(1)	2007(1)	2008

KB Financial Group	Full-time employees(1)	—	—	96
	Contractual employees	—	—	—
	Managerial employees	—	—	78
	Members of Korea Financial Industry Union	—	—	—
Kookmin Bank	Full-time employees(1)	17,307	18,159	17,847
	Contractual employees	8,239	8,592	8,226
	Managerial employees	10,907	11,442	11,463
	Members of Korea Financial Industry Union	14,413	14,804	14,373
Other subsidiaries	Full-time employees(1)	724	806	987
	Contractual employees	199	178	153
	Managerial employees	387	474	579
	Members of Korea Financial Industry Union	83	82	101

(1)	Excluding executive officers.

We consider our relations with our employees to be satisfactory. We and our subsidiaries each have a joint labor-management council which serves as a forum for ongoing discussions between our management and employees. At two of our subsidiaries, Kookmin Bank and KB Real Estate Trust, our employees have a labor union. Every year, the unions at Kookmin Bank and KB Real Estate Trust and their respective managements negotiate and enter into new collective bargaining agreements and negotiate annual wage adjustments. Following the merger of former Kookmin Bank and H&CB, Kookmin Bank had two union chapters of the Korea Financial Industry Union and one labor union of the Korean Confederation of Trade Unions. These three union bodies merged into the Kookmin Bank Chapter of the Korea Financial Industry Union in January 2005.

Our compensation packages consist of base salary and base bonuses. We also provide performance-based compensation to employees and management officers, including those of our subsidiaries, depending on level of responsibility of the employee or officer and business of the relevant subsidiary. Typically, executive officers, heads of regional headquarters and employees in positions that require professional skills, such as fund managers and dealers, are compensated depending on their individual annual performance evaluation. Also, Kookmin Bank has recently implemented a profit-sharing system in order to enhance the performance of Kookmin Bank’s employees. Under this system, Kookmin Bank pays bonuses to its employees, in addition to the base salary and depending on Kookmin Bank’s annual performance.

We provide a wide range of benefits to our employees, including our executive directors. Specific benefits provided may vary for each of our subsidiaries but generally include medical insurance, employment insurance, workers compensation, employee and spouse life insurance, free medical examinations, child tuition and fee reimbursement, disabled child financial assistance and reimbursement for medical expenses, and other benefits may be provided depending on the subsidiary.

Pursuant to the Korean National Pension Law, we prepay a portion of our accrued severance liabilities to the National Pension Corporation at the rate of 4.5% of each employee’s annual wages. Our employees are also responsible for payment to the National Pension Corporation of 4.5% of their wages. Our employees are entitled to receive an annuity from the National Pension Corporation following their retirement, commencing at the age of 60.

Upon termination, our employees are entitled to receive severance payments pursuant to the Labor Standards Act of Korea. The amount received by any employee equals the amount equivalent to (1) 30 days’ salary, calculated by averaging the employee’s daily salary for the three months prior to the date of the employee’s departure, multiplied by (2) the number of continuous years during which the employee worked. For information regarding our severance payments, see Note 27 of the notes to our consolidated financial statements.

Employees of Kookmin Bank are eligible to participate in its employee stock ownership association plan. However, following our establishment as a financial holding company and pursuant to the Basic Workers Welfare Act of Korea, Kookmin Bank’s employee stock ownership association plan will be terminated once all of our common stock held by the plan (which the plan received following the transfer of Kookmin Bank shares held by it as a result of the comprehensive stock transfer pursuant to which we were established) have been distributed to the relevant Kookmin Bank employees at the requests of such employees following the expiration of the required holding periods. As of December 31, 2008, Kookmin Bank’s employee stock ownership association plan held 2,496,359 shares of our common stock. Neither we nor any of our other subsidiaries has an employee stock ownership association plan.

In order to develop our next generation of leaders and enhance the operational capability of our employees at each of our subsidiaries, we operate various employee training programs. These programs, which are aimed at cultivating financial specialists with higher levels of management and business skills, developing regional experts for increased global capabilities and enhancing employee loyalty, comprise a number of customized programs such as training courses for employees of different positions, domestic and foreign MBA courses and intensive human resources development programs for high performers to cultivate future leaders. For example, Kookmin Bank offers training programs at its employees’ worksites to facilitate access to training, as well as a foreign regional expert training program and overseas training to develop a global mind-set. Recently, Kookmin Bank expanded its training programs and, in 2008, established a “KB MBA in Finance” program to train and develop next generation leaders. The broad spectrum of training programs, combined with the state-of-the-art technologies such as cyber training and satellite broadcasting, maximizes the level of exposure of the trainees to the contents of the programs. We also believe that our training scheme based on classified training courses and a development evaluation system has facilitated systemic development of employee skills and a spontaneous learning environment.

Item 6E.	Share Ownership

Common Stock

As of March 31, 2009, the persons who are currently our directors or executive officers, as a group, held an aggregate of 15,817 shares of our common stock, representing approximately 0.004% of the issued shares of our common stock as of such date. None of these persons individually held more than 1% of the outstanding shares of our common stock as of such date.

Stock Options

We have not, following our establishment pursuant to a comprehensive stock transfer in September 2008, granted any stock options with respect to our capital stock to our directors, executive officers and employees. Prior to our establishment, Kookmin Bank granted stock options with respect to its common stock to its directors, executive officers and employees. In connection with the comprehensive stock transfer, in September 2008, such stock options with respect to Kookmin Bank common stock were converted into stock options with respect to our common stock. For all of the options granted, upon their exercise, we are required to pay in cash the difference between the exercise price and the market price of our common stock at the date of exercise. The following table is the breakdown of such stock options granted to Kookmin Bank’s directors, executive officers and employees. It describes the grant date, position, exercise period and price and the number of options as of March 31, 2009, not including previously issued options which are no longer exercisable as of such date.

						Number of	Number of	Number of
		Exercise Period		Exercise		Granted	Exercised	Exercisable
Grant Date	Position When Granted	From	To	Price		Options(1)	Options	Options

22-Mar-01	Auditor(2)	23-Mar-04	22-Mar-11	71,538		6,644	0	6,644
22-Mar-01	3 Vice Presidents(2)	23-Mar-04	22-Mar-11	71,538		15,502	0	15,502
16-Nov-01	Chairman	17-Nov-04	16-Nov-09	51,200		150,000	75,000	75,000
22-Mar-02	6 Non-executive Directors	23-Mar-05	22-Mar-10	57,100		25,963	1,021	24,942
22-Mar-02	6 Senior Executive Vice Presidents	23-Mar-05	22-Mar-10	57,100		97,790	16,405	81,385
22-Mar-02	12 Employees	23-Mar-05	22-Mar-10	57,100		120,446	5,000	115,446
29-Mar-02	3 Non-executive Directors(2)	30-Mar-04	29-Mar-11	129,100		9,990	0	9,990
26-Jul-02	Senior Executive Vice President	27-Jul-05	26-Jul-10	58,800		23,899	0	23,899
21-Mar-03	6 Non-executive Directors	22-Mar-06	21-Mar-11	47,360	(3)	40,063	0	40,063
21-Mar-03	Senior Executive Vice President	22-Mar-06	21-Mar-11	35,500		9,443	4,443	5,000
21-Mar-03	6 Employees	22-Mar-06	21-Mar-11	35,500		62,993	0	62,993
27-Aug-03	Senior Executive Vice President	28-Aug-06	27-Aug-11	40,500		5,091	0	5,091
09-Feb-04	3 Senior Executive Vice Presidents	10-Feb-07	09-Feb-12	46,100		19,250	0	19,250
09-Feb-04	7 Employees	10-Feb-07	09-Feb-12	46,100		35,000	0	35,000
23-Mar-04	4 Non-executive Directors	24-Mar-07	23-Mar-12	48,650	(3)	20,000	0	20,000
01-Nov-04	President and CEO	02-Nov-07	01-Nov-12	50,600		610,000	0	610,000
18-Mar-05	Chief Audit Executive	19-Mar-08	18-Mar-13	51,600		30,000	0	30,000
18-Mar-05	9 Non-executive Directors	19-Mar-08	18-Mar-13	55,618	(3)	95,362	0	95,362
18-Mar-05	14 Senior Executive Vice Presidents	19-Mar-08	18-Mar-13	46,800		275,789	0	275,789
18-Mar-05	22 Employees	19-Mar-08	18-Mar-13	46,800		233,255	0	233,255
27-Apr-05	Employee	28-Apr-08	27-Apr-13	45,700		8,827	0	8,827
22-Jul-05	Senior Executive Vice President	23-Jul-08	22-Jul-13	49,200		29,441	0	29,441
23-Aug-05	Employee	24-Aug-08	23-Aug-13	53,000		7,212	0	7,212
24-Mar-06	Chief Audit Executive	25-Mar-09	24-Mar-14	77,900		19,917	0	19,917
24-Mar-06	8 Non-executive Directors	25-Mar-09	24-Mar-14	77,779	(3)	126,710	0	126,710
24-Mar-06	5 Senior Executive Vice Presidents	25-Mar-09	24-Mar-14	76,623	(3)	260,448	0	260,448
24-Mar-06	15 Employees	25-Mar-09	24-Mar-14	77,072	(3)	346,620	0	346,620
28-Apr-06	Employee	29-Apr-09	28-Apr-14	81,900		25,613	0	25,613
27-Oct-06	Employee	28-Oct-09	27-Oct-14	76,600		18,987	0	18,987
8-Feb-07	4 Senior Executive Vice Presidents	9-Feb-10	8-Feb-15		(4)	69,917	0	69,917
8-Feb-07	27 Employees	9-Feb-10	8-Feb-15		(4)	696,198	0	696,198
23-Mar-07	Non-executive Director	24-Mar-10	23-Mar-15	84,500		15,246	0	15,246

						3,511,616	101,869	3,409,747

(1)	Some numbers of the granted options have been adjusted due to the merger and the early retirement of the grantees.

(2)	Originally options with respect to common stock of Kookmin Credit Card, which have been converted into options with respect to our common stock.

(3)	Weighted average of the exercise price of all granted options.

(4)	Exercise Price = ~~W~~77,100 x (1 + TRS of the three major competitors x 0.4). “TRS of the three major competitors” shall mean (the sum of each of the three major competitor’s total market cap at the expected exercise share confirmation date less the sum of each of the three major competitor’s total market cap at the grant date) divided by the sum of each of the three major competitor’s total market cap at the grant date.

Performance Share Agreements

In March 2009, our shareholders approved at the annual general meeting of shareholders the disbursement of a maximum of 250,000 shares of our common stock (or the equivalent monetary amount based on the market value of such shares at the time of disbursement), between September 29, 2008 to September 28, 2011, to our directors as long-term incentive performance shares over the term of their office in accordance with the performance targets set forth in the performance share agreements between us and such directors. Disbursements of such shares or equivalent monetary amount will be made to our directors upon the completion of their terms based on their performance. In addition, in connection with our establishment as a financial holding company, we amended a performance share agreement previously entered into between Kookmin Bank and Chung Won Kang, its president and chief operating officer, to provide for the disbursement of our shares (or the equivalent monetary amount) in lieu of Kookmin Bank shares, and paid an aggregate amount of ~~W~~221 million, the equivalent monetary amount for 3,933 shares of Kookmin Bank common stock, to other directors who had previously entered into performance share agreements with Kookmin Bank pursuant to the completion of their term of office as Kookmin Bank’s directors and the termination of such performance share agreements upon our establishment in September 2008.

We have also entered into performance share agreements with certain of our executive officers and senior management who are not directors, pursuant to which we may grant shares of our common stock (or the equivalent monetary amount based on the market value of such shares at the time of the grant) within specified periods as long-term incentive performance shares in accordance with pre-determined performance targets.

We expect that actual disbursements under the performance share agreements with our directors and senior management will generally be in the form of cash disbursements of equivalent monetary amounts based on the market value of our shares at such time.

Item 7.	MAJOR STOCKHOLDERS AND RELATED PARTY TRANSACTIONS

Item 7A.	Major Stockholders

The following table presents information regarding the beneficial ownership of our shares at December 31, 2008 by each person or entity known to us to own beneficially more than 5% of our issued shares.

Except as otherwise indicated, each stockholder identified by name has:

•	sole voting and investment power with respect to its shares; and

•	record and beneficial ownership with respect to its shares.

			Percentage of
		Percentage of	Total Shares on a
	Number of Shares of	Total Shares of	Fully Diluted Basis
Beneficial Owner	Common Stock	Common Stock (%)	(%)

Kookmin Bank(1)	47,407,671	13.30%	13.30%
Citibank N.A.(2)	37,396,581	10.49%	10.49%
Korean National Pension Service(3)	23,284,404	6.53%	6.53%
ING Bank N.V.	18,045,437	5.06%	5.06%

(1)	Kookmin Bank acquired our common stock with restricted voting rights under Korean law as a result of the comprehensive stock transfer pursuant to which we were established as a financial holding company. See “Item 4A. History and Development of the Company — The Establishment of KB Financial Group”

(2)	As depositary bank.

(3)	As of June 5, 2009, Korean National Pension Service’s ownership of our shares was 19,653,362 shares, representing 5.52% of the total shares of our common stock.

As of March 31, 2009, executive and non-executive directors collectively owned 11,925 shares of our common stock, and our executive officers, excluding our chairman and chief executive officer, owned 5,520 shares of our common stock.

Other than as set forth above, no other person or entity known by us to be acting in concert, directly or indirectly, jointly or separately, owned 5.0% or more of the issued shares of our common stock or exercised control or could exercise control over us as of December 31, 2008. None of our major stockholders has different voting rights from our other stockholders.

Item 7B.	Related Party Transactions

As of December 31, 2006 and 2007, we had an aggregate of ~~W~~6,396 million and ~~W~~9,883 million, respectively, in loans outstanding to Kookmin Bank’s executive officers and directors. As of December 31, 2008, we had an aggregate of ~~W~~6,970 million in loans outstanding to our executive officers and directors. In addition, as of such dates, we had loans outstanding to various companies whose directors or executive officers were serving concurrently as our directors or executive officers. See Note 33 of the notes to our consolidated financial statements. All of these loans were made in the ordinary course of business, on substantially the same terms, including interest rate and collateral, as those prevailing at the time for comparable transactions with other persons and did not involve more than the normal risk of collectibility or present other unfavorable features.

None of our directors or officers have or had any interest in any transactions effected by us that are or were unusual in their nature or conditions or significant to our business which were effected during the current or immediately preceding year or were effected during an earlier year and remain in any respect outstanding or unperformed.

In December 2002, we formally extended our strategic alliance agreement with ING Bank N.V., replacing its prior investment agreement with H&CB. In August 2003, our board approved and ratified an amended and restated strategic alliance agreement with ING Bank N.V. As a result:

•	we are required to cause one nominee of ING Bank N.V. to be appointed as a non-executive director so long as ING Groep N.V. and its subsidiaries maintain a minimum shareholding in us as defined in the strategic alliance agreement, and to cause another nominee of ING Bank N.V. to be appointed as an executive director so long as ING Groep N.V. and its subsidiaries hold 6% or more of our issued and outstanding common shares;

•	the exclusive alliance with respect to our bancassurance business was revised to a non-exclusive, commercial relationship-based alliance;

•	ING Groep N.V. is required to maintain beneficial ownership of no less than 12,716,691 shares of our common stock, subject to adjustment for any share consolidations or share splits or, in the event of a merger with another entity, as adjusted accordingly pursuant to the merger ratio for the merger; and

•	each of the parties agreed to maintain its level of investment in ING Life Insurance Company, Korea Ltd. (which was 20% owned by us and 80% owned by ING Insurance International B.V.) and KB Asset Management Co., Ltd. (which was 80% owned by us and 20% by ING Insurance International B.V.) until August 29, 2006.

In August 2003, we amended and restated our joint venture agreement with ING Insurance International B.V. and ING Life Insurance Company, Korea, Ltd. This agreement established the terms of the joint venture between us and ING Insurance International with respect to ING Life Insurance Company, Korea. In December 2008, we sold all of our remaining stake in ING Life Insurance Company, Korea and our joint venture agreement with ING Insurance International and ING Life Insurance Company, Korea was terminated.

In August 2003, we also amended certain provisions in our joint venture agreement with ING Insurance International B.V. and KB Asset Management Co., Ltd. This agreement expanded and established the terms of the joint venture between us and ING Insurance International with respect to KB Asset Management.

In April 2004, we established a new wholly-owned insurance subsidiary, KB Life Insurance Co., Ltd., to which we contributed the acquired assets and liabilities of Hanil Life Insurance. KB Life focuses on bancassurance, and offers life insurance and wealth management products primarily through our branch network. ING Insurance International B.V. purchased a 49% interest in KB Life in January 2005.

In April 2008, Kookmin Bank and KB Asset Management Co., Ltd. entered into an agreement with ING Bank B.V. and ING Insurance International B.V. related to the planned establishment of KB Financial Group through a comprehensive stock transfer. Pursuant to this agreement and subject to certain conditions, ING Bank and ING Insurance International approved and agreed to support the stock transfer. The parties also agreed, among others, that the stock transfer shall not constitute a change of control or termination event for purposes of various agreements in effect between the parties and that Kookmin Bank and ING Bank agree to effect an assignment of Kookmin Bank’s rights and obligations under the amended and restated strategic alliance agreement to KB Financial Group.

In connection with the “comprehensive stock transfer” under Korean law pursuant to which we were established, ING Insurance International B.V., which previously held a 20% equity interest in KB Asset Management Co., Ltd. transferred all of its shares of KB Asset Management common stock to us in September 2008 and in return received 1,290,815 shares of our common stock in accordance with a specified stock transfer ratio.

Item 7C.	Interests of Experts and Counsel

Not Applicable

Item 8.	FINANCIAL INFORMATION

Item 8A.	Consolidated Statements and Other Financial Information

See “Item 18. Financial Statements” and pages F-1 through F-84.

Legal Proceedings

Excluding the legal proceedings discussed below, we and our subsidiaries are not a party to any legal or administrative proceedings and no proceedings are known by any of us or our subsidiaries to be contemplated by governmental authorities or third parties, which, if adversely determined, may have a material adverse effect on our consolidated financial condition or results of operations.

Kookmin Bank

In March 2001, an individual filed a lawsuit with the Seoul Central District Court requesting the court to order a revocation of the former Kookmin Bank’s merger with H&CB. Subsequently, additional persons have joined the lawsuit as plaintiffs. In November 2003, the Seoul Central District Court decided the case in Kookmin Bank’s favor. The individual, however, appealed the decision to the Seoul High Court. On March 30, 2005, Seoul High Court denied the plaintiff’s appeal. The plaintiff then appealed the decision to the Supreme Court, which dismissed the plaintiff’s appeal in April 2009.

In February 2006, the Korean government indicted the former team head of Kookmin Bank’s lottery department and several other individuals in connection with excessive fees paid to a subcontractor by the government. The subcontractor, Korea Lottery Service Inc., was hired by Kookmin Bank with the Korean government’s approval in connection with Kookmin Bank’s lottery operations, and fees paid to such subcontractor were deducted prior to transferring any profit received by Kookmin Bank to the government. In December 2007, the Seoul Central District Court found the former team head of Kookmin Bank’s lottery department guilty but ruled in favor of the other defendants. Both the former team head of Kookmin Bank’s lottery department and the prosecutor’s office appealed the case to the Seoul High Court. In January 2009, the Seoul High Court ruled in favor of the former team head of Kookmin Bank’s lottery department. The prosecutor’s office appealed the case to the Supreme Court of Korea, and the appeal is currently pending.

In August 2006, the government filed a lawsuit seeking the return of ~~W~~321 billion of excessive fees relating to the lottery operations against Kookmin Bank, Ernst & Young Han Young, Korea Lottery Service Inc. and Kookmin Bank’s and their relevant employees. In April 2009, the Seoul Central District Court dismissed the government’s claim. In May 2009, the government appealed the case to the Seoul High Court, where it is currently pending.

In April 2004, the Lottery Commission of the Korean government revised the fee rate for fees payable to Korea Lottery Service Inc. by reducing it from 9.523% to 3.144%. Korea Lottery Service Inc. filed a lawsuit with the Seoul Central District Court claiming that such reduction by the Lottery Commission was invalid and demanding the payment of approximately ~~W~~20 billion of unpaid fees by Kookmin Bank, which is the difference between the fees payable by Kookmin Bank under the previous rate and the revised rate in respect of fees incurred in May 2004. In December 2006, the Seoul Central District Court ruled in favor of Korea Lottery Service Inc., and Kookmin Bank appealed to the Seoul High Court in January 2007. In May 2008, the Seoul High Court ruled in favor of Korea

Lottery Service Inc. in part but reduced the amount of damages to ~~W~~4.5 billion. In June 2008, both Kookmin Bank and Korea Lottery Service Inc. appealed the case to the Supreme Court of Korea, where it is currently pending.

In addition, in January 2007, Korea Lottery Service Inc. filed another lawsuit with the Seoul Central District Court seeking payment of unpaid fees in the aggregate amount of ~~W~~446 billion, which is the difference between the fees payable by Kookmin Bank under the previous rate and the revised rate, for fees incurred from June 2004 to December 2006. In July 2008, the Seoul Central District Court ruled in favor of Kookmin Bank in part and reduced the amount of damages to ~~W~~123 billion. In August 2008, both Kookmin Bank and Korea Lottery Service Inc. appealed the case to the Seoul High Court, where it is currently pending.

Furthermore, in June 2008, Korea Lottery Service Inc. filed another lawsuit with the Seoul Central District Court seeking payment of unpaid fees in the aggregate amount of ~~W~~134 billion, which is the difference between the fees payable by Kookmin Bank under the previous rate and the revised rate, for fees incurred from January 2007 to December 1, 2007. The case is currently pending.

In September 2006, the Korea Fair Trade Commission ordered Kookmin Bank to cease, and assessed an administrative fine against Kookmin Bank in the aggregate amount of ~~W~~6.4 billion in connection with, the following practices:

•	not reducing the interest rates on certain of its adjustable-rate home equity loans in prior years despite a decline in market interest rates;

•	collecting unauthorized early repayment commissions from its customers in connection with certain of its housing loans; and

•	paying KB Asset Management a management fee higher than that of other asset management companies with respect to certain money market fund products.

In November 2006, Kookmin Bank paid the full amount of such ~~W~~6.4 billion fine, after filing a lawsuit with the Seoul High Court in October 2006 to revoke the order. In January 2008, the Seoul High Court ruled in favor of the Korea Fair Trade Commission regarding the orders with respect to the first and third practices described above, and in favor of Kookmin Bank regarding the order with respect to the second practice described above. Furthermore, the Seoul High Court ruled that the administrative fine imposed in connection with the first practice described above was excessive and ordered a reassessment. Kookmin Bank and the Korea Fair Trade Commission both appealed the ruling to the Supreme Court, where it is still pending.

Furthermore, in September 2006, the Korea Fair Trade Commission announced that it would issue a formal warning to Kookmin Bank for:

•	canceling accumulated bonus points given to its credit card holders whose card transactions were suspended for more than a year; and

•	not giving certain bonus points to its credit card holders who were in default on their payments.

However, Kookmin Bank has not received any formal warning from the Korea Fair Trade Commission on this matter to date.

In addition, in May 2006 the Korea Fair Trade Commission commenced an investigation into whether various domestic banks (including Kookmin Bank) engaged in collusive or anti-competitive activity in connection with various commission fees. As a result of such investigation, in March 2008, the Korea Fair Trade Commission took the following actions:

•	The Korea Fair Trade Commission ordered seven credit card issuers (including Kookmin Bank) to stop certain allegedly collusive practices in reducing draft capture fees payable to value-added network companies and to pay administrative fines in an aggregate amount of ~~W~~1.1 billion. Kookmin Bank submitted an objection notice to the Korea Fair Trade Commission in connection with such determination, and the Korea Fair Trade Commission dismissed Kookmin Bank’s objection in June 2008. In August 2008, Kookmin Bank appealed the Korea Fair Trade Commission’s decision to the Seoul High Court, where it is currently pending; and

•	The Korea Fair Trade Commission ordered Kookmin Bank to stop alleged price-fixing practices in charging certain new fees in connection with export bills of exchange and banker’s usance letters of credit and to pay administrative fines in the amount of ~~W~~257 million and ~~W~~439 million, respectively, for such activities. In June 2008, Kookmin Bank appealed the Korea Fair Trade Commission’s decisions to the Seoul High Court. In February 2009, the Seoul High Court ruled in favor of the Korea Fair Trade Commission with respect to Kookmin Bank’s alleged price-fixing practices in charging certain new fees in connection with banker’s usance letters of credit. In April 2009, the Seoul High Court ruled in favor of the Korea Fair Trade Commission with respect to Kookmin Bank’s alleged price-fixing practices in charging certain new fees in connection with export bills of exchange. Kookmin Bank has appealed both cases to the Supreme Court of Korea, where they are currently pending.

Furthermore, in April 2008, the Korea Fair Trade Commission ordered Kookmin Bank to stop alleged price-fixing practices in connection with direct deposit fees, and to pay administrative fines in the amount of ~~W~~537 million for such activities. In July 2008, Kookmin Bank appealed the Korea Fair Trade Commission’s decision to the Seoul High Court, which dismissed Kookmin Bank’s appeal in May 2009. Kookmin Bank is considering whether or not to appeal this case to the Supreme Court of Korea.

In 2005, certain individuals, including one of Kookmin Bank’s employees, fabricated and distributed counterfeit certificates of deposit, or CDs, with Kookmin Bank as issuer. Korea Real Estate Investment Trust Co., Ltd. and Electric Contractors’ Financial Cooperative came to own the counterfeit CDs and requested Kookmin Bank to make payments on the CDs, which were rejected by Kookmin Bank. Korea Real Estate Investment Trust Co., Ltd. and Electric Contractors’ Financial Cooperative commenced legal proceedings against Kookmin Bank in the Seoul Central District Court in September 2005 in the amount of approximately ~~W~~40 billion and ~~W~~25 billion, respectively, and the district court ruled for the plaintiffs in both proceedings. Kookmin Bank appealed both cases to the Seoul High Court, which dismissed Kookmin Bank’s appeals in June 2007. Kookmin Bank appealed both cases to the Supreme Court of Korea, which dismissed Kookmin Bank’s appeals in March 2009. Also as a result of this incident, the Financial Supervisory Service closed for three months Kookmin Bank’s bank branch in which the implicated individual was employed, issued warnings to certain of Kookmin Bank’s executive officers and required Kookmin Bank to discipline 26 other employees.

During the first quarter of 2004, the National Tax Service of Korea completed a tax audit in respect of Kookmin Bank for the fiscal years 1998, 1999, 2000 and 2001, as a result of which Kookmin Bank was assessed ~~W~~124 billion (including residence tax) for tax deficiencies. Kookmin Bank has paid the entire amount, but appealed the assessment to the National Tax Tribunal, which ruled in favor of the National Tax Service of Korea in part. In 2005 and 2006, Kookmin Bank filed various administrative lawsuits appealing the judgment of the National Tax Tribunal. Kookmin Bank previously had one lawsuit pending at the Seoul High Court, which was decided in its favor in April 2008. The National Tax Service of Korea appealed the case to the Supreme Court of Korea, where it remains pending. Kookmin Bank has two additional lawsuits on this matter currently pending at the Supreme Court of Korea.

During the first half of 2007, the National Tax Service of Korea completed a tax audit in respect of Kookmin Bank for the fiscal years 2002, 2003, 2004 and 2005, as a result of which Kookmin Bank was assessed ~~W~~190 billion (including residence tax) for tax deficiencies. In addition, during the second half of 2007, the National Tax Service of Korea assessed additional income taxes for prior years amounting to ~~W~~292 billion (including residence tax) for tax deficiencies. Kookmin Bank paid the entire amount of such additional assessments in 2007, but filed an appeal with the National Tax Tribunal with respect to tax assessments made in 2007 amounting to ~~W~~482 billion (including residence tax) and recorded ~~W~~481 billion of such income taxes paid as “Other Assets” in our consolidated financial statements as of December 31, 2007 (upon adoption of FIN No. 48), which remained so recorded as of December 31, 2008. See “Item 3D. Risk Factors — Other risks relating to our business — We have been assessed additional income taxes in respect of prior years as a result of a tax audit by the National Tax Service of Korea, and our appeal with respect to a portion of such assessment may not be successful.”

In April and June 2006, 414 and 612 of Kookmin Bank’s customers filed suits against it, respectively, in the Seoul Central District Court for Kookmin Bank’s alleged violations of the Act on Promotion of Information and Communication Network Utilization and Information Protection and related damages in connection with its accidental dissemination in March 2006 of the names of holders of Kookmin Bank’s Internet lottery accounts. In February 2007, the district court ruled in favor of the plaintiffs in part, and both the plaintiffs and Kookmin Bank appealed the ruling to the Seoul High Court. In November 2007, the Seoul High Court dismissed Kookmin Bank’s appeal and ruled in favor of the plaintiffs in part by increasing their damage awards. Both the plaintiffs and Kookmin Bank declined to appeal the ruling of the Seoul High Court, and Kookmin Bank paid the full judgment amount of ~~W~~222 million to the plaintiffs in December 2007. In addition, in March 2007, an additional 373 individuals commenced legal proceedings against Kookmin Bank in the Seoul Central District Court for damages relating to the same incident. In February 2008, pursuant to a settlement decision of the Seoul Central District Court finding in favor of the plaintiffs in part, Kookmin Bank paid the full judgment amount of ~~W~~79 million to the plaintiffs. In March 2008, an additional 75 individuals commenced proceedings against Kookmin Bank in the Seoul Central District Court for damages relating to the same incident. In August 2008, pursuant to a settlement decision of the Seoul Central District Court finding in favor of the plaintiffs in part, Kookmin Bank paid the full judgment amount of ~~W~~15 million to the plaintiffs.

In June 2008, the Ministry of Land, Transport and Maritime Affairs of the Korean government filed a suit against Kookmin Bank in the Seoul Central District Court to recover ~~W~~116 billion of ATM transaction fees that were allegedly overcharged by Kookmin Bank during the period from February 2003 to December 2006, by applying the higher bank teller transaction fees to ATM transactions. In January 2009, the Seoul Central District Court ruled in favor of Kookmin Bank, and the Ministry of Land, Transport and Maritime Affairs appealed the case to the Seoul High Court, where it is currently pending.

Since November 2008, certain of Kookmin Bank’s customers have filed lawsuits against it in connection with its sales of foreign currency derivatives products known as “KIKO” (which stands for “knock-in knock-out”), which are intended to operate as hedging instruments against fluctuations in the exchange rate between the Won and the U.S. dollar. Due to the significant depreciation of the Won against the U.S. dollar in 2008 and 2009, customers who have purchased KIKO products from Kookmin Bank are required to make large payments to it. Six companies have filed lawsuits against Kookmin Bank alleging that the contracts under which the relevant KIKO products were sold should be invalidated and that Kookmin Bank should return payments received thereunder. The aggregate amount of such claims, as of April 30, 2009, was approximately ~~W~~28 billion and may increase in the event of further depreciation of the Won against U.S. dollar. Additional lawsuits, as well as motions for preliminary injunctions, may be filed against Kookmin Bank with respect to KIKO products, and the final outcome of such litigation remains uncertain.

Since November 2008, 392 of Kookmin Bank’s customers have filed lawsuits against it in connection with its sales of offshore funds and currency future contracts, claiming damages of ~~W~~5,670 million. The customers allege that the losses were caused by Kookmin Bank’s negligence in inadequately explaining the risks of such investment to its customers and in structuring funds with inappropriate currency future hedging features. The lawsuits are currently pending at the Seoul Central District Court and the Daegu District Court. Additional lawsuits may be filed against Kookmin Bank with respect to its sales of such products, and the final outcome of such litigation remains uncertain.

Dividends

Dividends must be approved by the stockholders at the annual general meeting of stockholders. Cash dividends may be paid out of retained earnings that have not been appropriated to statutory reserves. See “Item 10B. Memorandum and Articles of Association — Description of Capital Stock — Dividends and Other Distributions.”

The table below sets forth, for the periods indicated, the dividend per share of common stock and the total amount of dividends declared and paid by Kookmin Bank in respect of each of the four years ended December 31, 2007 and by us in respect of the year ended December 31, 2008. The dividends set out for each of the years below were paid within 30 days after our annual stockholders meeting, which is held no later than March of the following year.

	Dividends per				Dividends per		Total Amount of Cash
Fiscal Year	Common Share(1)				Preferred Share		Dividends Paid
							(In millions of Won)

2004(2)	~~W~~	550	US$	0.53	—	—	~~W~~	168,574
2005(3)		550		0.54	—	—		184,889
2006(4)		3,650		3.92	—	—		1,227,784
2007(5)		2,450		2.62	—	—		824,129
2008(6)		—		—	—	—		—

(1)	Won amounts are expressed in U.S. dollars at the noon buying rate in effect at the end of the relevant periods as quoted by the Federal Reserve Bank of New York in the United States.

(2)	On February 3, 2005, Kookmin Bank’s board of directors passed a board resolution recommending a cash dividend of ~~W~~550 per common share (before dividend tax), representing 11% of the par value of each share, for the fiscal year ended December 31, 2004. This resolution was approved and ratified by Kookmin Bank’s stockholders on March 18, 2005.

(3)	On February 8, 2006, Kookmin Bank’s board of directors passed a board resolution recommending a cash dividend of ~~W~~550 per common share (before dividend tax), representing 11% of the par value of each share, for the fiscal year ended December 31, 2005. This resolution was approved and ratified by Kookmin Bank’s stockholders on March 24, 2006.

(4)	On February 8, 2007, Kookmin Bank’s board of directors passed a board resolution recommending a cash dividend of ~~W~~3,650 per common share (before dividend tax), representing 73% of the par value of each share, for the fiscal year ended December 31, 2006. This resolution was approved and ratified by Kookmin Bank’s stockholders on March 23, 2007.

(5)	On February 4, 2008, Kookmin Bank’s board of directors passed a board resolution recommending a cash dividend of ~~W~~2,450 per common share (before dividend tax), representing 49% of the par value of each share, for the fiscal year ended December 31, 2007. This resolution was approved and ratified by Kookmin Bank’s stockholders on March 20, 2008.

(6)	On February 11, 2009, our board of directors passed a board resolution recommending that no dividends be paid for the fiscal year ended December 31, 2008. This resolution was approved and ratified by our stockholders on March 27, 2009.

Future dividends will depend upon our revenues, cash flow, financial condition and other factors. As an owner of ADSs, you will be entitled to receive dividends payable in respect of the shares of common stock represented by such ADSs.

For a description of the tax consequences of dividends paid to our stockholders, see “Item 10E. Taxation — United States Taxation” and “— Korean Taxation — Taxation of Dividends.”

Item 8B.	Significant Changes

Not Applicable.

Item 9.	THE OFFER AND LISTING

Item 9A.	Offering and Listing Details

Market Price Information

The principal trading market for our common stock is the Stock Market Division of the Korea Exchange. Our common stock has been listed on the Stock Market Division of the Korea Exchange since October 10, 2008, and the ADSs have been listed on the New York Stock Exchange under the symbol “KB” since September 29, 2008. The ADSs are identified by the CUSIP number 48241A105.

Kookmin Bank’s common stock was listed on the Stock Market Division of the Korea Exchange on November 9, 2001, and was suspended from trading from September 26, 2008 and de-listed on October 10, 2008 in connection with the comprehensive stock transfer pursuant to which we were established. Kookmin Bank ADSs were listed on the New York Stock Exchange from November 1, 2001 to September 26, 2008. The Kookmin Bank ADSs were identified by the CUSIP number 50049M109.

The table below sets forth, for the periods indicated, the high and low closing prices and the average daily volume of trading activity on the Stock Market Division of the Korea Exchange for Kookmin Bank common stock with respect to the periods up to and including the third quarter of 2008 and for our common stock with respect to the subsequent periods, and the high and low closing prices and the average daily volume of trading activity on the New York Stock Exchange for Kookmin Bank ADSs with respect to the periods up to and including the third quarter of 2008 and for our ADSs with respect to the subsequent periods.

	Stock Market Division of Korea Exchange(1)					New York Stock Exchange(2)
	Closing Price per Common Stock				Average Daily	Closing Price per ADS				Average Daily
	High		Low		Trading Volume	High		Low		Trading Volume
					(In thousands					(In thousands
					of shares)					of shares)

2004
First Quarter	~~W~~	50,600	~~W~~	44,000	1,456.0	US$	44.20	US$	37.40	231.5
Second Quarter		49,000		32,650	1,894.1		42.94		28.94	352.9
Third Quarter		39,900		31,450	1,573.4		35.83		27.11	366.1
Fourth Quarter		41,200		35,000	1,414.5		39.08		31.70	308.2
2005
First Quarter		49,300		40,000	1,270.0		48.76		37.70	332.8
Second Quarter		48,400		41,750	945.7		47.74		41.70	269.7
Third Quarter		64,500		47,200	1,194.5		61.00		45.63	288.9
Fourth Quarter		77,800		56,300	1,442.6		75.67		54.10	374.9
2006
First Quarter		84,200		66,300	1,503.8		86.10		66.25	490.8
Second Quarter		89,900		69,800	1,301.8		97.50		72.45	501.1
Third Quarter		83,400		72,000	1,144.1		89.32		75.48	368.8
Fourth Quarter		79,500		70,100	1,247.7		83.80		76.00	435.2
2007
First Quarter		89,500		70,400	1,116.6		95.29		75.52	461.6
Second Quarter		89,500		81,100	1,258.8		96.57		87.25	386.0
Third Quarter		88,500		71,900	1,922.4		96.10		75.74	584.2
Fourth Quarter		83,500		61,600	1,968.1		92.90		64.57	657.9
2008
First Quarter		67,100		49,100	2,001.3		77.48		48.78	883.0
Second Quarter		71,500		57,800	1,956.3		71.26		58.36	649.7
Third Quarter		61,700		51,800	3,050.4		60.22		43.23	790.6
Fourth Quarter		53,100		22,800	4,620.2		46.00		14.70	777.5
2008
December		36,700		28,000	4,158.9		27.94		17.87	578.7
2009 (through June 5)
January		40,100		31,900	2,709.7		31.11		22.65	555.0
February		36,000		27,150	2,990.7		26.27		18.06	723.6
March		36,700		26,850	3,505.4		27.86		16.82	865.9
April		39,750		34,450	2,806.4		31.88		25.63	871.5
May		47,800		40,000	3,515.6		38.67		31.96	716.1
June (through June 5)		43,000		40,300	3,850.2		35.52		32.87	527.2

Source: Global Stock Information Financial Network and Stock Market Division of the Korea Exchange

(1)	Trading of Kookmin Bank common shares on the Stock Market Division of the Korea Exchange commenced on November 9, 2001 and ended on September 26, 2008. Trading of our common shares on the Stock Market Division of the Korea Exchange commenced on October 10, 2008.

(2)	Trading of Kookmin Bank ADSs on the New York Stock Exchange commenced on November 1, 2001 and ended on September 26, 2008. Trading of our ADSs on the New York Stock Exchange commenced on September 29, 2008. Each ADS represents the right to receive one share.

Item 9B.	Plan of Distribution

Not Applicable.

Item 9C.	Markets

The Stock Market Division of the Korea Exchange

The Stock Market Division of the Korea Exchange began its operations in 1956. Currently it is the only stock exchange in Korea. It has a single trading floor located in Seoul. The Stock Market Division of the Korea Exchange is a membership organization consisting of most of the Korean securities companies and some Korean branches of foreign securities companies.

As of December 31, 2008, the aggregate market value of equity securities listed on the Stock Market Division of the Korea Exchange was approximately ~~W~~577 trillion. The average daily trading volume of equity securities for 2008 was approximately 355 million shares with an average transaction value of ~~W~~5,190 billion.

The Stock Market Division of the Korea Exchange has the power in some circumstances to suspend trading in the shares of a given company or to de-list a security pursuant to the Listing Regulation of the Stock Market Division of the Korea Exchange. The Stock Market Division of the Korea Exchange also restricts share price movements. All listed companies are required to file accounting reports annually, semiannually and quarterly and to release immediately all information that may affect trading in a security.

The Stock Market Division of the Korea Exchange publishes the KOSPI, which is an index of all equity securities listed on the Stock Market Division of the Korea Exchange, every ten seconds. On January 1, 1983, the method of computing KOSPI was changed from the Dow Jones method to the aggregate value method. In the new method, the market capitalizations of all listed companies are aggregated, subject to certain adjustments, and this aggregate is expressed as a percentage of the aggregate market capitalization of all listed companies as of the base date, January 4, 1980.

The following table sets out movements in KOSPI:

	Opening	High	Low	Closing

1982	123.60	134.48	105.99	128.99
1983	122.52	134.46	115.59	121.21
1984	115.25	142.46	115.25	142.46
1985	139.53	163.37	131.40	163.37
1986	161.40	279.67	153.85	272.61
1987	264.82	525.11	264.82	525.11
1988	532.04	922.56	527.89	907.20
1989	919.61	1,007.77	844.75	909.72
1990	908.59	928.82	566.27	696.11
1991	679.75	763.10	586.51	610.92
1992	624.23	691.48	459.07	678.44
1993	697.41	874.10	605.93	866.18
1994	879.32	1,138.75	855.37	1,027.37
1995	1,013.57	1,016.77	847.09	882.94
1996	888.85	986.84	651.22	651.22
1997	653.79	792.29	350.68	376.31
1998	385.49	579.86	280.00	562.46
1999	587.57	1,028.07	498.42	1,028.07
2000	1,059.04	1,059.04	500.60	504.62
2001	520.95	704.50	468.76	693.70
2002	724.95	937.61	584.04	627.55
2003	635.17	822.16	515.24	810.71
2004	821.26	936.06	719.59	895.92
2005	893.71	1,379.37	870.84	1,379.37
2006	1,389.27	1,464.70	1,203.86	1,434.46
2007	1,435.26	2,064.85	1,355.79	1,897.13
2008	1,853.45	1,888.88	938.75	1,124.47
2009 (through June 5)	1,157.40	1,415.10	1,378.14	1,394.71

Source: The Stock Market Division of the Korea Exchange

Shares are quoted “ex-dividend” on the first trading day of the relevant company’s accounting period. Since the calendar year is the accounting period for the majority of listed companies, this may account for the drop in KOSPI between its closing level at the end of one calendar year and its opening level at the beginning of the following calendar year.

With certain exceptions, principally to take account of a share being quoted “ex-dividend” and “ex-rights,” permitted upward and downward movements in share prices of any category of shares on any day are limited under the rules of the Stock Market Division of the Korea Exchange to 15% of the previous day’s closing price of the shares, rounded down as set out below:

Rounded Down
Previous Day’s Closing Price ~~W~~	to ~~W~~

Less than 5,000	5
5,000 to less than 10,000	10
10,000 to less than 50,000	50
50,000 to less than 100,000	100
100,000 to less than 500,000	500
500,000 or more	1,000

As a consequence, if a particular closing price is the same as the price set by the fluctuation limit, the closing price may not reflect the price at which persons would have been prepared, or would be prepared to continue, if so permitted, to buy and sell shares. Orders are executed on an auction system with priority rules to deal with competing bids and offers.

Due to the deregulation of restrictions on brokerage commission rates, the brokerage commission rate on equity securities transactions may be determined by the parties, subject to commission schedules being filed with the Stock Market Division of the Korea Exchange by the securities companies. In addition, a securities transaction tax will generally be imposed on the transfer of shares or certain securities representing rights to subscribe for shares. An agriculture and fishery special surtax of 0.15% of the sales prices will also be imposed on transfer of these shares and securities on the Stock Market Division of the Korea Exchange. See “Item 10E. Taxation — Korean Taxation.”

The following table sets forth the number of companies listed on the Stock Market Division of the Korea Exchange, the corresponding total market capitalization at the end of the periods indicated and the average daily trading volume for those periods:

	Market Capitalization on the Last Day of
	Each Period					Average Daily Trading Volume, Value
	Number of
	Listed	(Billions of		(Millions of		Thousands of	(Millions of		(Thousands of
Year	Companies	Won)		US$)(1)		Shares	Won)		US$)(1)

1982	334	~~W~~	3,001	US$	4,279	9,704	~~W~~	6,667	US$	9,507
1983	328		3,490		4,666	9,325		5,941		7,944
1984	336		5,149		6,434	14,847		10,642		13,301
1985	342		6,570		7,921	18,925		12,315		14,846
1986	355		11,994		13,439	31,755		32,870		36,830
1987	389		26,172		30,250	20,353		70,185		81,120
1988	502		64,544		81,177	10,367		198,364		249,483
1989	626		95,477		138,997	11,757		280,967		409,037
1990	669		79,020		115,610	10,866		183,692		268,753
1991	686		73,118		101,623	14,022		214,263		297,795
1992	688		84,712		110,691	24,028		308,246		402,779
1993	693		112,665		142,668	35,130		574,048		726,919
1994	699		151,217		185,657	36,862		776,257		953,047
1995	721		141,151		178,266	26,130		487,762		616,016
1996	760		117,370		151,289	26,571		486,834		627,525
1997	776		70,989		82,786	41,525		555,759		648,115
1998	748		137,799		81,297	97,716		660,429		389,634
1999	725		349,504		294,319	278,551		3,481,620		2,931,891
2000	704		188,042		166,703	306,163		2,602,211		2,306,925
2001	689		255,850		200,039	473,241		1,997,420		1,561,705
2002	683		258,681		217,379	857,245		3,041,598		2,308,789
2003	684		355,363		298,123	542,010		2,216,636		1,859,594
2004	683		412,588		398,597	372,895		2,232,108		2,156,418
2005	702		655,075		648,589	467,629		3,157,662		3,126,398
2006	731		704,588		757,621	279,096		3,435,180		3,693,742
2007	745		951,900		1,017,205	363,732		5,539,588		5,919,628
2008	763		592,635		469,600	355,205		5,189,643		4,112,238
2009 (through June 5)	756		724,341		580,633	577,197		5,975,826		4,790,241

Source: The Stock Market Division of the Korea Exchange

(1)	Converted at the noon buying rate of the Federal Reserve Bank of New York in effect on the last business day of the period indicated.

The Korean securities markets are principally regulated by the Financial Services Commission and the FSCMA, which replaced the Korean Securities and Exchange Act in February 2009. The FSCMA imposes restrictions on insider trading, price manipulation and deceptive action (including unfair trading), requires specified information to be made available by listed companies to investors and establishes rules regarding margin trading, proxy solicitation, takeover bids, acquisition of treasury shares and reporting requirements for stockholders holding substantial interests.

Protection of Customer’s Interest in Case of Insolvency of Securities Companies

Under Korean law, the relationship between a customer and a securities company in connection with a securities sell or buy order is deemed to be consignment and the securities acquired by a consignment agent (i.e., the securities company) through such sell or buy order are regarded as belonging to the customer in so far as the customer and the consignment agent’s creditors are concerned. Therefore, in the event of a bankruptcy or reorganization procedure involving a securities company, the customer of the securities company is entitled to the proceeds of the securities sold by the securities company.

When a customer places a sell order with a securities company which is not a member of the Stock Market Division of the Korea Exchange, and that securities company places a sell order with another securities company, which is a member of the Stock Market Division of the Korea Exchange, the customer is still entitled to the proceeds of the securities sold and received by the non-member company from the member company regardless of the bankruptcy or reorganization of the non-member company.

Under the FSCMA, the Stock Market Division of the Korea Exchange is obliged to indemnify any loss or damage incurred by a counterparty as a result of a breach by its members. If a securities company which is a member of the Stock Market Division of the Korea Exchange breaches its obligation in connection with a buy order, the Stock Market Division of the Korea Exchange is obliged to pay the purchase price on behalf of the breaching member. Therefore, the customer can acquire the securities that have been ordered to be purchased by the breaching member.

When a customer places a buy order with a non-member company and the non-member company places a buy order with a member company, the customer has the legal right to the securities received by the non-member company from the member company because the purchased securities are regarded as belonging to the customer in so far as the customer and the non-member company’s creditors are concerned.

As the cash deposited with a securities company is regarded as belonging to the securities company, which is liable to return the same at the request of its customer, the customer cannot take back deposited cash from the securities company if a bankruptcy or reorganization procedure is instituted against the securities company and, therefore, can suffer from loss or damage as a result. However, the Depositor Protection Act provides that the Korea Deposit Insurance Corporation will, upon the request of the investors, pay investors an amount equal to the full amount of cash deposited with a securities company prior to August 1, 1998 in case of the securities company’s bankruptcy, liquidation, cancellation of securities business license or other insolvency events. However, this indemnification was available only until the end of 2000. From 2001, the maximum amount to be paid to each customer is limited to ~~W~~50 million. Pursuant to the Korean Securities and Exchange Act, as amended, securities companies are required to deposit the cash received from its customers to the extent the amount is not covered by the insurance with the Korea Securities Finance Corporation, a special entity established pursuant to the Korean Securities and Exchange Act. Set-off or attachment of cash deposits by securities companies is prohibited. The premiums related to this insurance are paid by securities companies.

Reporting Requirements for Holders of Substantial Interests

Any person whose direct or beneficial ownership of our common stock with voting rights, whether in the form of shares of common stock or ADSs, certificates representing the rights to subscribe for shares or equity-related debt securities including convertible bonds and bonds with warrants (which we refer to collectively as “Equity Securities”), together with the Equity Securities beneficially owned by certain related persons or by any person acting in concert with the person, accounts for 5% or more of the total issued and outstanding shares (plus Equity Securities of us held by such persons) is required to report the status and purpose (in terms of whether the purpose of the shareholding is to exercise control over our management) of the holdings to the Financial Services Commission and the Stock Market Division of the Korea Exchange within five business days after reaching the 5% ownership interest. In addition, any change in (i) the ownership interest subsequent to the report that equals or exceeds 1% of the total issued and outstanding Equity Securities of us or (ii) the purpose of the shareholding is required to be reported to the Financial Services Commission and the Stock Market Division of the Korea Exchange within five business days from the date of the change.

Violation of these reporting requirements may subject a person to criminal sanctions such as fines or imprisonment and/or a loss of voting rights with respect to the ownership of Equity Securities exceeding 5%. Furthermore, the Financial Services Commission may order the disposal of the unreported Equity Securities.

In addition to the reporting requirements described above, any person whose direct or beneficial ownership of our stock accounts for 10% or more of the total issued and outstanding stock (which we refer to as a “major stockholder”) must report the status of his/her shareholding to the Korea Securities and Futures Commission and the Stock Market Division of the Korea Exchange within five days after he/she becomes a major stockholder. In addition, any change in the ownership interest subsequent to the report must be reported to the Korea Securities and Futures Commission and the Stock Market Division of the Korea Exchange within the 5th day of the occurrence of the change. Violation of these reporting requirements may subject a person to criminal sanctions such as fines or imprisonment.

Any single stockholder and persons who stand in a special relationship with that stockholder that acquire more than 4% of the voting stock of a nationwide Korean bank pursuant to the Bank Act will be subject to reporting requirements. In addition, any single stockholder and persons who stand in a special relationship with that stockholder that acquire in excess of 10% of a nationwide bank’s total issued and outstanding shares with voting rights must receive approval from the Financial Services Commission to acquire shares in each instance where the total shareholding would exceed 10%, 25% or 33%, respectively, of the bank’s total issued and outstanding shares with voting rights. See “Item 4B. Business Overview — Supervision and Regulation — Principal Regulations Applicable to Banks — Restrictions on Bank Ownership.”

Restrictions Applicable to ADSs

No Korean governmental approval is necessary for the sale and purchase of our ADSs in the secondary market outside Korea or for the withdrawal of shares of our common stock underlying the ADSs and the delivery inside Korea of shares in connection with the withdrawal, provided that a foreigner who intends to acquire the shares must obtain an investment registration card from the Financial Supervisory Service as described below. The acquisition of the shares by a foreigner must be immediately reported to the governor of the Financial Services Commission, either by the foreigner or by his standing proxy in Korea.

Persons who have acquired shares of our common stock as a result of the withdrawal of shares underlying our ADSs may exercise their preemptive rights for new shares, participate in free distributions and receive dividends on shares without any further Korean governmental approval.

Under current Korean laws and regulations, the depositary is required to obtain the prior consent of us for the number of shares of our common stock to be deposited in any given proposed deposit that exceeds the difference between:

(1) the aggregate number of shares of our common stock deposited by us for the issuance of our ADSs (including deposits in connection with the initial issuance and all subsequent offerings of our ADSs and stock dividends or other distributions related to these ADSs); and

(2) the number of shares of our common stock on deposit with the depositary at the time of such proposed deposit.

We have agreed to grant such consent to the extent that the total number of shares on deposit with the depositary would not exceed 115,840,996 at any time.

Restrictions Applicable to Shares

As a result of amendments to the Foreign Exchange Transaction Laws and Financial Services Commission regulations (which we refer to collectively as the “Investment Rules”) adopted in connection with the stock market opening from January 1992 and after that date, foreigners may invest, with limited exceptions and subject to procedural requirements, in all shares of Korean companies, whether listed on the Stock Market Division of the Korea Exchange or on the KOSDAQ Market Division of the Korea Exchange, unless prohibited by specific laws. Foreign investors may trade shares listed on the Stock Market Division of the Korea Exchange or on the KOSDAQ Market Division of the Korea Exchange only through the Stock Market Division of the Korea Exchange or the KOSDAQ Market Division of the Korea Exchange, except in limited circumstances, including:

•	odd-lot trading of shares;

•	acquisition of shares (which we refer to as “Converted Shares”) by exercise of warrants, conversion rights or exchange rights under bonds with warrants, convertible bonds or exchangeable bonds or withdrawal rights under depositary receipts issued outside of Korea by a Korean company;

•	acquisition of shares as a result of inheritance, donation, bequest or exercise of stockholders’ rights, including preemptive rights or rights to participate in free distributions and receive dividends;

•	over-the-counter transactions between foreigners of a class of shares for which the ceiling on aggregate acquisition by foreigners, as explained below, has been reached or exceeded subject to certain exceptions; and

•	sale and purchase of shares at fair value between foreigners who are part of an investor group comprised of foreign companies investing under the control of a common investment manager pursuant to applicable laws or contract.

For over-the-counter transactions of shares between foreigners outside the Stock Market Division of the Korea Exchange or the KOSDAQ Market Division of the Korea Exchange for shares with respect to which the limit on aggregate foreign ownership has been reached or exceeded, a securities company licensed in Korea must act as an intermediary. Odd-lot trading of shares outside the Stock Market Division of the Korea Exchange or the KOSDAQ Market Division of the Korea Exchange must involve a licensed securities company in Korea as the other party. Foreign investors are prohibited from engaging in margin transactions with respect to shares that are subject to a foreign ownership limit.

The Investment Rules require a foreign investor who wishes to invest in shares on the Stock Market Division of the Korea Exchange or the KOSDAQ Market Division of the Korea Exchange (including Converted Shares and shares being issued for initial listing on the Stock Market Division of the Korea Exchange or on KOSDAQ Market Division of the Korea Exchange) to register its identity with the Financial Supervisory Service prior to making any such investment. The registration requirement does not, however, apply to foreign investors who acquire Converted Shares with the intention of selling such Converted Shares within three months from the date of acquisition. Upon registration, the Financial Supervisory Service will issue to the foreign investor an investment registration card, which must be presented each time the foreign investor opens a brokerage account with a securities company. Foreigners eligible to obtain an investment registration card include foreign nationals who have not been residing in Korea for a consecutive period of six months or more, foreign governments, foreign municipal authorities, foreign public institutions, international financial institutions or similar international organizations, corporations incorporated under foreign laws and any person in any additional category designated by decree of the Ministry of Strategy and Finance under the Korean Securities and Exchange Act. All Korean offices of a foreign corporation as a group are treated as a separate foreigner from the offices of the corporation outside Korea for the purpose of investment registration. However, a foreign corporation or depositary issuing depositary receipts may obtain one or more investment registration cards in its name in certain circumstances as described in the relevant regulations.

Upon a foreign investor’s purchase of shares through the Stock Market Division of the Korea Exchange or the KOSDAQ Market Division of the Korea Exchange, no separate report by the investor is required because the investment registration card system is designed to control and oversee foreign investment through a computer system. However, a foreign investor’s acquisition or sale of shares outside the Stock Market Division of the Korea Exchange or the KOSDAQ Market Division of the Korea Exchange (as discussed above) must be reported by the foreign investor or his standing proxy to the governor of the Financial Supervisory Service at the time of each such acquisition or sale. A foreign investor must ensure that any acquisition or sale by it of shares outside the Stock Market Division of the Korea Exchange or the KOSDAQ Market Division of the Korea Exchange in the case of trades in connection with a tender offer, odd-lot trading of shares, trades of a class of shares for which the aggregate foreign ownership limit has been reached or exceeded, is reported to the governor of the Financial Supervisory Service by himself or his standing proxy, or, in the case of sale and purchase of shares at fair value between foreigners, who are part of an investor group comprised of foreign companies investing under the control of a common investment manager pursuant to applicable laws or contract. A foreign investor may appoint a standing proxy from among the Korea Securities Depository, foreign exchange banks (including domestic branches of foreign banks), securities companies (including domestic branches of foreign securities companies), asset management companies, futures trading companies and internationally recognized custodians which will act as a standing proxy to exercise stockholders’ rights or perform any matters related to the foregoing activities if the foreign investor does not perform these activities himself. Generally, a foreign investor may not permit any person, other than its standing proxy, to exercise rights relating to his shares or perform any tasks related thereto on his behalf. However, a foreign investor may be exempted from complying with these standing proxy rules with the approval of the governor of the Financial Supervisory Service in cases deemed inevitable by reason of conflict between laws of Korea and the home country of the foreign investor.

Certificates evidencing shares of Korean companies must be kept in custody with an eligible custodian in Korea. Only foreign exchange banks (including domestic branches of foreign banks), securities companies (including domestic branches of foreign securities companies), the Korea Securities Depository, asset management companies, futures trading companies and internationally recognized custodians are eligible to act as a custodian of shares for a non-resident or foreign investor. A foreign investor must ensure that his custodian deposits his shares with the Korea Securities Depository. However, a foreign investor may be exempted from complying with this deposit requirement with the approval of the governor of the Financial Supervisory Service in circumstances where compliance with that requirement is made impracticable, including cases where compliance would contravene the laws of the home country of such foreign investor.

Under the Investment Rules, with certain exceptions, foreign investors may acquire shares of a Korean company without being subject to any foreign investment ceiling. As one such exception, designated public corporations are subject to a 40% ceiling on the acquisition of shares by foreigners in the aggregate. Designated public corporations may set a ceiling on the acquisition of shares by a single person in their articles of incorporation. Currently, Korea Electric Power Corporation is the only designated public corporation that has set such a ceiling. Furthermore, an investment by a foreign investor in 10% or more of the issued and outstanding shares with voting rights of a Korean company is defined as a foreign direct investment under the Foreign Investment Promotion Act of Korea. Generally, a foreign direct investment must be reported to the Ministry of Commerce, Industry and Energy of Korea. The acquisition of shares of a Korean company by a foreign investor may also be subject to certain foreign or other shareholding restrictions in the event that the restrictions are prescribed in a specific law that regulates the business of the Korean company. For a description of such restrictions applicable to Korean banks, see “Item 4B. Business Overview — Supervision and Regulation — Principal Regulations Applicable to Banks — Restrictions on Bank Ownership.”

Item 9D.	Selling Shareholders

Not Applicable.

Item 9E.	Dilution

Not Applicable.

Item 9F.	Expenses of the Issue

Not Applicable.

Item 10.	ADDITIONAL INFORMATION

Not Applicable.

Item 10A.	Share Capital

Not Applicable.

Item 10B.	Memorandum and Articles of Association

Description of Capital Stock

Set forth below is information relating to our capital stock, including brief summaries of certain provisions of our articles of incorporation, the Korean Commercial Code, FSCMA and certain related laws of Korea, all as currently in effect. The following summaries do not purport to be complete and are subject to the articles of incorporation and the applicable provisions of the FSCMA, the Korean Commercial Code, and certain other related laws of Korea.

As of December 31, 2008, our authorized share capital is 1,000,000,000 shares. Subject to applicable laws and regulations, we are authorized to issue shares of preferred stock up to one-half of all of the issued and outstanding shares and shares of convertible stock up to 20% of all of the issued and outstanding shares under our articles of incorporation. Also, at the time of issuance of preferred shares, we may, pursuant to a resolution of the board of directors, issue such preferred shares as redeemable shares that can be redeemed at our discretion using our profits. Furthermore, through an amendment of the articles of incorporation, we may create new classes of shares, which may be common shares or preferred shares having additional features as prescribed under the Korean Commercial Code. See “— Voting Rights.”

As of the date of this annual report, 356,351,693 shares of common stock were issued and 308,944,022 shares of common stock were outstanding. No preferred stock is currently outstanding. All of the issued and outstanding shares are fully-paid and non-assessable, and are in registered form. Our authorized but unissued share capital consists of 643,648,307 shares. We may issue the unissued shares without further stockholder approval, subject to a board resolution as provided in the articles of incorporation. See “— Preemptive Rights and Issuances of Additional Shares” and “— Dividends and Other Distributions — Distribution of Free Shares.”

Our articles of incorporation provide that our stockholders may, by special resolution, grant to our and our subsidiaries’ officers, directors and employees stock options exercisable for up to 15% of the total number of our issued and outstanding shares. Our board of directors may also grant stock options to non-director officers and employees exercisable for up to 1% of our issued and outstanding shares, provided that such grant must be approved by a resolution of the subsequent general meeting of stockholders. As of March 31, 2009, our officers, directors and employees held options to purchase 3,409,747 shares of our common stock. See “Item 6E. Share Ownership — Stock Options.”

Share certificates are issued in denominations of one, five, ten, 50, 100, 500, 1,000 and 10,000 shares.

Organization and Register

We are a financial holding company established under the Financial Holding Company Act. We are registered with the commercial registry office of Seoul Central District Court.

Dividends and Other Distributions

Dividends

Dividends are distributed to stockholders in proportion to the number of shares of the relevant class of capital stock owned by each stockholder following approval by the stockholders at an annual general meeting of stockholders. Subject to the requirements of the Korean Commercial Code and other applicable laws and regulations, we expect to pay full annual dividends on newly issued shares for the year in which the new shares are issued.

We declare our dividend annually at the annual general meeting of stockholders, which are held within three months after the end of each fiscal year. Once declared, the annual dividend must be paid to the stockholders of record as of the end of the preceding fiscal year within one month after the annual general meeting unless otherwise resolved thereby. Annual dividends may be distributed either in cash or in shares provided that shares must be distributed at par value and, if the market price of the shares is less than their par value, dividends in shares may not exceed one-half of the total annual dividend (including dividends in shares). In addition to the annual dividend, we may also distribute cash dividends to the stockholders of record as of the end of March, June and September each year upon a resolution by the board of directors.

Under the Korean Commercial Code and our articles of incorporation, we do not have an obligation to pay any annual dividend unclaimed for five years from the payment date.

The Financial Holding Company Act and related regulations require that each time a Korean financial holding company pays an annual dividend, it must set aside in its legal reserve to stated capital an amount equal to at least one-tenth of its net income after tax until the amount set aside reaches at least the aggregate amount of its stated capital. Unless it sets aside this amount, a Korean financial holding company may not pay an annual dividend. We intend to set aside allowances for loan losses and reserves for severance pay in addition to this legal reserve.

For information regarding Korean taxes on dividends, see “Item 10E. Taxation — Korean Taxation.”

Distribution of Free Shares

In addition to permitting dividends in the form of shares to be paid out of retained or current earnings, the Korean Commercial Code permits a company to distribute to its stockholders, in the form of free shares, an amount transferred from the capital surplus or legal reserve to stated capital. These free shares must be distributed pro rata to all stockholders. Our articles of incorporation provide that the types of shares to be distributed to the holders of preferred shares will be the same type of preferred shares held by such holders.

Preemptive Rights and Issuances of Additional Shares

Unless otherwise provided in the Korean Commercial Code, a company may issue authorized but unissued shares at such times and upon such terms as the board of directors of the company may determine. The company must offer the new shares on uniform terms to all stockholders who have preemptive rights and who are listed on the stockholders’ register as of the applicable record date. Our stockholders will be entitled to subscribe for any newly issued shares in proportion to their existing shareholdings. However, as provided in our articles of incorporation, new shares may be issued to persons other than existing stockholders if such shares are:

(1) publicly offered pursuant to the FSCMA, (2) issued to an employee stock ownership association, (3) issued upon exercise of stock options pursuant to the FSCMA, (4) issued for the issuance of our depositary receipts, (5) issued to certain foreign or domestic financial institutions or institutional investors to raise funds to meet urgent needs for our management or operations or (6) issued primarily to a third party who has contributed to the management of our business, including by providing financing, credit, advanced financing technique, know-how or entering into close business alliances, except that, in the case of issuances of new shares under (1), (4), (5) and (6) above, the number of new shares issued to persons other than existing stockholders may not exceed 50% of our total issued and outstanding capital stock.

Public notice of the preemptive rights to new shares and the transferability thereof must be given not less than two weeks (excluding the period during which the stockholders’ register is closed) prior to the record date. We will notify the stockholders who are entitled to subscribe for newly issued shares of the deadline for subscription at least two weeks prior to the deadline. If a stockholder fails to subscribe on or before such deadline, the stockholder’s preemptive rights will lapse. Our board of directors may determine how to distribute shares in respect of which preemptive rights have not been exercised or where fractions of shares occur.

Under the FSCMA, members of a company’s employee stock ownership association, whether or not they are stockholders, will have a preemptive right, subject to certain exceptions, to subscribe for up to 20% of the shares publicly offered pursuant to the FSCMA. This right is exercisable only to the extent that the total number of shares so acquired and held by such members does not exceed 20% of the total number of shares then issued and outstanding. As of December 31, 2008, we did not have an employee stock ownership association.

Voting Rights

Each outstanding share of our common stock is entitled to one vote per share. However, voting rights with respect to shares of common stock that we or any of our subsidiaries holds, where more than one-tenth of the outstanding capital stock is owned by us and/or our subsidiaries, may not be exercised. Unless stated otherwise in a company’s articles of incorporation, the Korean Commercial Code permits holders of an aggregate of 1% or more of the issued and outstanding shares with voting rights to request cumulative voting when electing two or more directors. Our articles of incorporation do not prohibit cumulative voting. The Korean Commercial Code and our articles of incorporation provide that an ordinary resolution may be adopted if approval is obtained from the holders of at least a majority of those shares of common stock present or represented at such meeting and such majority also represents at least one-fourth of the total of our issued and outstanding voting shares. Holders of non-voting shares (other than enfranchised non-voting shares) will not be entitled to vote on any resolution or to receive notice of any general meeting of stockholders unless the agenda of the meeting includes consideration of a resolution on which such holders are entitled to vote. If our annual general stockholders’ meeting resolves not to pay to holders of preferred shares the annual dividend as determined by the board of directors at the time of issuance of such shares, the holders of preferred shares will be entitled to exercise voting rights from the general stockholders’ meeting following the meeting adopting such resolution to the end of a meeting to declare to pay such dividend with respect to the preferred shares. Holders of such enfranchised preferred shares will have the same rights as holders of common stock to request, receive notice of, attend and vote at a general meeting of stockholders.

The Korean Commercial Code provides that to amend the articles of incorporation, which is also required for any change to the authorized share capital of the company, and in certain other instances, including removal of a director of a company, dissolution, merger or consolidation of a company, transfer of the whole or a significant part of the business of a company, acquisition of all of the business of any other company, acquisition of a part of the business of any other company having a material effect on the business of the company or issuance of new shares at a price lower than their par value, a special resolution must be adopted by the approval of the holders of at least two-thirds of those shares present or represented at such meeting and such special majority also represents at least one-third of the total issued and outstanding shares with voting rights of the company.

In addition, in the case of amendments to the articles of incorporation or any merger or consolidation of a company or in certain other cases, where the rights or interest of the holders of the preferred shares are adversely affected, a resolution must be adopted by a separate meeting of holders of the preferred shares. Such a resolution may be adopted if the approval is obtained from stockholders of at least two-thirds of the preferred shares present or represented at such meeting and such preferred shares also represent at least one-third of the total issued and outstanding preferred shares of the company.

A stockholder may exercise his voting rights by proxy given to another stockholder. The proxy must present the power of attorney prior to the start of a meeting of stockholders.

Liquidation Rights

In the event we are liquidated, the assets remaining after the payment of all debts, liquidation expenses and taxes will first be distributed to holders of preferred shares which have a preference right in respect of the distribution of residual properties as determined by our board of directors at the time of their issuance, and the residue thereafter will be distributed to the other stockholders in proportion to the number of shares held by them.

General Meetings of Stockholders

There are two types of general meetings of stockholders: annual general meetings and extraordinary general meetings. We will be required to convene our annual general meeting within three months after the end of each fiscal year. Subject to a board resolution or court approval, an extraordinary general meeting of stockholders may be held when necessary or at the request of the holders of an aggregate of 3% or more of our issued and outstanding shares, or the holders of an aggregate of 1.5% or more of our issued and outstanding stock with voting rights, who have held those shares at least for six months. Under the Korean Commercial Code, an extraordinary general meeting of stockholders may also be convened at the request of our audit committee, subject to a board resolution or court approval. Holders of non-voting shares may be entitled to request a general meeting of stockholders only to the extent the non-voting shares have become enfranchised as described under the section entitled “— Voting Rights” above, hereinafter referred to as “enfranchised non-voting shares.” Meeting agendas will be determined by the board of directors or proposed by holders of an aggregate of 3% or more of the issued and outstanding shares with voting rights, or by holders of an aggregate of 0.5% or more of our issued and outstanding shares with voting rights, who have held those shares for at least six months, by way of a written proposal to the board of directors at least six weeks prior to the meeting. Written notices or e-mail notices stating the date, place and agenda of the meeting must be given to the stockholders at least two weeks prior to the date of the general meeting of stockholders. Notice may, however, be given to holders of 1% or less of the total number of issued and outstanding shares which are entitled to vote, either by placing at least two public notices at least two weeks in advance of the meeting in at least two daily newspapers or by placing a notice through the electronic disclosure system operated by the Financial Supervisory Service or the Korea Exchange. Stockholders who are not on the stockholders’ register as of the record date will not be entitled to receive notice of the general meeting of stockholders, and they will not be entitled to attend or vote at such meeting. Holders of enfranchised non-voting shares who are on the stockholders’ register as of the record date will be entitled to receive notice of the general meeting of stockholders and they will be entitled to attend and vote at such meeting. Otherwise, holders of non-voting shares will not be entitled to receive notice of or vote at general meetings of stockholders.

The general meeting of stockholders will be held at our head office, which is our registered head office, or, if necessary, may be held anywhere in the vicinity of our head office.

Rights of Dissenting Stockholders

Pursuant to the FSCMA and the Law on the Improvement of the Structure of the Financial Industry, in certain limited circumstances (including, without limitation, if we transfer all or any significant part of our business, if we acquire a part of the business of any other company and such acquisition has a material effect on our business or if we merge or consolidate with another company), dissenting holders of shares of our common stock and our preferred stock who acquired such shares prior to the announcement of the relevant resolution of the board of directors (or up to one day after such announcement in the event that such resolution is made by the board of directors pursuant to a presidential decree) will have the right to require us to purchase their shares by providing written notice to us. To exercise such a right, stockholders must submit to us a written notice of their intention to dissent prior to the general meeting of stockholders. Within 20 days (10 days in the case of a merger or consolidation under the Law on Improvement of the Structure of the Financial Industry) after the date on which the relevant resolution is passed at such meeting, such dissenting stockholders must request in writing that we purchase their shares. We are obligated to purchase the shares from dissenting stockholders within one month after the end of such request period (within two months after the receipt of such request in the case of a merger or consolidation under the Law on Improvement of the Structure of Financial Industry) at a price to be determined by negotiation between the stockholder and us. If we cannot agree on a price with the stockholder through such negotiations, the purchase price will be the arithmetic mean of:

•	the weighted average of the daily stock prices on the Stock Market Division of the Korea Exchange for the two-month period prior to the date of the adoption of the relevant board of directors’ resolution;

•	the weighted average of the daily stock prices on the Stock Market Division of the Korea Exchange for the one-month period prior to the date of the adoption of the relevant board of directors’ resolution; and

•	the weighted average of the daily stock prices on the Stock Market Division of the Korea Exchange for the one-week period prior to the date of the adoption of the relevant board of directors’ resolution.

However, any dissenting stockholder who wishes to contest the purchase price may bring a claim in court.

Required Disclosure of Ownership

Under Korean law, stockholders who beneficially hold more than a certain percentage of our common stock, or who are related to or are acting in concert with other holders of certain percentages of our common stock or our other equity securities, must report the status of their holdings to the Financial Services Commission and other relevant governmental authorities. For a description of such required disclosure of ownership, see “Item 4B.

Business Overview — Supervision and Regulation — Principal Regulations Applicable to Financial Holding Companies — Restrictions on Ownership of a Financial Holding Company” and “Item 9C. Markets — Reporting Requirements for Holders of Substantial Interests.”

Other Provisions

Register of Stockholders and Record Dates

We maintain the register of our stockholders at our principal office in Seoul, Korea. We register transfers of shares on the register of stockholders upon presentation of the share certificates.

The record date for annual dividends is December 31. For the purpose of determining the holders of shares entitled to annual dividends, the register of stockholders may be closed for the period beginning from January 1 and ending on January 31. Further, the Korean Commercial Code and our articles of incorporation permit us upon at least two weeks’ public notice to set a record date and/or close the register of stockholders for not more than three months for the purpose of determining the stockholders entitled to certain rights pertaining to the shares. However, in the event that the register of stockholders is closed for the period beginning from January 1 and ending on January 31 for the purpose of determining the holders of shares entitled to attend the annual general meeting of stockholders, the Korean Commercial Code and our articles of incorporation waive the requirement to provide at least two weeks’ public notice. The trading of shares and the delivery of certificates in respect thereof may continue while the register of stockholders is closed. Also, we may distribute dividends to stockholders on a quarterly basis, and the record dates for these quarterly dividends are the end of March, June and September of each year.

Annual Reports

At least one week before the annual general meeting of stockholders, we must make our management report to shareholders and audited financial statements available for inspection at our head office and at all of our branch offices. Copies of this report, the audited financial statements and any resolutions adopted at the general meeting of stockholders are available to our stockholders.

Under the FSCMA, we must file with the Korean Financial Services Commission and the Stock Market Division of the Korea Exchange an annual business report within 90 days after the end of each fiscal year, a half-year business report within 45 days after the end of the first six months of each fiscal year and quarterly business reports within 45 days after the end of the first three months and nine months of each fiscal year, respectively. Copies of such business reports will be available for public inspection at the Korean Financial Services Commission and the Stock Market Division of the Korea Exchange.

Transfer of Shares

Under the Korean Commercial Code, the transfer of shares is effected by the delivery of share certificates. The FSCMA provides, however, that in case of a company listed on the Stock Market Division of the Korea Exchange such as us, share transfers can be effected by the book-entry method. In order to assert stockholders’ rights against us, the transferee must have his name and address registered on the register of stockholders. For this purpose, stockholders are required to file with us their name, address and seal. Non-resident stockholders must notify us of the name of their proxy in Korea to which our notice can be sent. Under current Korean regulations, the Korea Securities Depository, internationally recognized foreign custodians, asset management companies, futures trading companies, foreign exchange banks (including domestic branches of foreign banks), and securities companies (including domestic branches of foreign securities companies) may act as agents and provide related services for foreign stockholders. In addition, foreign stockholders may appoint a standing proxy among the foregoing and generally may not allow any person other than the standing proxy to exercise rights to the acquired shares or perform any tasks related thereto on their behalf. Certain foreign exchange controls and securities regulations apply to the transfer of shares by non-residents or non-Koreans. See “Item 9C. Markets” and “Item 10D. Exchange Controls.” Except as provided in the Financial Holding Company, the ceiling on the aggregate shareholdings of a single stockholder and persons who stand in a special relationship with such stockholder is 10% of our issued and outstanding voting shares. See “Item 4B. Business Overview — Supervision and Regulation — Principal

Regulations Applicable to Financial Holding Companies — Restrictions on Ownership of a Financial Holding Company.”

Acquisition of Our Shares

We generally may not acquire our own shares except in certain limited circumstances, including, without limitation, a reduction in capital.

Notwithstanding the foregoing restrictions, pursuant to the FSCMA and regulations under the Financial Holding Company Act and after submission of certain reports to the Korean Financial Services Commission, we may purchase our own shares on the Stock Market Division of the Korea Exchange or through a tender offer, subject to the restrictions that:

•	the aggregate purchase price of such shares may not exceed the total amount available for distribution of dividends at the end of the preceding fiscal year; and

•	the purchase of such shares shall meet the risk-adjusted capital ratio requirements prescribed in the regulations under the Financial Holding Company Act based on Bank for International Settlements standards.

Subject to certain limited exceptions, our subsidiaries will not be permitted to acquire our shares pursuant to the Financial Holding Company Act.

Item 10C.	Material Contracts

In December 2002, we formally extended our strategic alliance agreement with ING Bank N.V., pursuant to which we agreed to replace the prior investment agreement entered into with the affiliates of ING Bank and H&CB with this agreement and to enter into joint venture agreements with its affiliates relating to the bancassurance business and KB Asset Management. In August 2003, our board approved and ratified an amended and restated strategic alliance agreement with ING Bank N.V. As a result:

•	we are required to cause one nominee of ING Bank N.V. to be appointed as a non-executive director so long as ING Groep N.V. and its subsidiaries maintain a minimum shareholding in us as defined in the strategic alliance agreement, and to cause another nominee of ING Bank N.V. to be appointed as an executive director so long as ING Groep N.V. and its subsidiaries hold 6% or more of our issued and outstanding common shares;

•	the exclusive alliance with respect to our bancassurance business was revised to a non-exclusive, commercial relationship-based alliance; and

•	ING Groep N.V. is required to maintain beneficial ownership of no less than 12,716,691 shares of our common stock, subject to adjustment for any share consolidations or share splits or, in the event of a merger with another entity, as adjusted accordingly pursuant to the merger ratio for the merger.

In April 2008, Kookmin Bank and KB Asset Management Co., Ltd. entered into an agreement with ING Bank B.V. and ING Insurance International B.V. related to the planned establishment of KB Financial Group through a comprehensive stock transfer. Pursuant to this agreement and subject to certain conditions, ING Bank and ING Insurance International approved and agreed to support the stock transfer. The parties also agreed, among others, that the stock transfer shall not constitute a change of control or termination event for purposes of various agreements in effect between the parties and that Kookmin Bank and ING Bank agree to effect an assignment of Kookmin Bank’s rights and obligations under the amended and restated strategic alliance agreement to KB Financial Group.

In connection with the “comprehensive stock transfer” under Korean law pursuant to which we were established, ING Insurance International B.V., which previously held a 20% equity interest in KB Asset Management Co., Ltd. transferred all of its shares of KB Asset Management common stock to us in September 2008 and in return received 1,290,815 shares of our common stock in accordance with a specified stock transfer ratio.

For more details regarding our relationship with ING Groep N.V., see “Item 4A. History and Development of the Company — History of H&CB,” “Item 4B. Business Overview — Other Businesses — Bancassurance,” and “Item 7B. Related Party Transactions.”

Item 10D.	Exchange Controls

General

The Foreign Exchange Transaction Act of Korea and the Presidential Decree and regulations under that Act and Decree, which we refer to collectively as the “Foreign Exchange Transaction Laws,” regulate investment in Korean securities by non-residents and issuance of securities outside Korea by Korean companies. Non-residents may invest in Korean securities pursuant to the Foreign Exchange Transaction Laws. The Financial Services Commission has also adopted, pursuant to its authority under the FSCMA, regulations that restrict investment by foreigners in Korean securities and regulate issuance of securities outside Korea by Korean companies.

Under the Foreign Exchange Transaction Laws, (1) if the Korean government deems that it is inevitable due to the outbreak of natural calamities, wars, conflict of arms or grave and sudden changes in domestic or foreign economic circumstances or other situations equivalent thereto, the Ministry of Strategy and Finance may temporarily suspend payment, receipt or the whole or part of transactions to which the Foreign Exchange Transaction Laws apply, or impose an obligation to safe-keep, deposit or sell means of payment in or to certain Korean governmental agencies or financial institutions; and (2) if the Korean government deems that international balance of payments and international finance are confronted or are likely to be confronted with serious difficulty or the movement of capital between Korea and abroad brings or is likely to bring about serious obstacles in carrying out its currency policies, exchange rate policies and other macroeconomic policies, the Ministry of Strategy and Finance may take measures to require any person who intends to perform capital transactions to obtain permission or to require any person who performs capital transactions to deposit part of the payments received in such transactions at certain Korean governmental agencies or financial institutions, in each case subject to certain limitations.

Restrictions Applicable to Shares

Under the Foreign Exchange Transaction Laws, a foreign investor who intends to acquire shares must designate a foreign exchange bank at which he must open a foreign currency account and a Won account exclusively for stock investments. No approval is required for remittance into Korea and deposit of foreign currency funds in the foreign currency account. Foreign currency funds may be transferred from the foreign currency account at the time required to place a deposit for, or settle the purchase price of, a stock purchase transaction to a Won account opened at a securities company. Funds in the foreign currency account may be remitted abroad without any Korean governmental approval.

Dividends on shares of Korean companies are paid in Won. No Korean governmental approval is required for foreign investors to receive dividends on, or the Won proceeds of the sale of, any shares to be paid, received and retained in Korea. Dividends paid on, and the Won proceeds of the sale of, any shares held by a non-resident of Korea must be deposited either in a Won account with the investor’s financial investment company with a dealing and/or brokerage license or in his Won account. Funds in the investor’s Won account may be transferred to his foreign currency account or withdrawn for local living expenses up to certain limitations. Funds in the Won account may also be used for future investment in shares or for payment of the subscription price of new shares obtained through the exercise of preemptive rights.

Financial investment companies with dealing and/or brokerage licenses are allowed to open foreign currency accounts with foreign exchange banks exclusively for accommodating foreign investors’ stock investments in Korea. Through these accounts, securities companies and asset management companies may enter into foreign exchange transactions on a limited basis, such as conversion of foreign currency funds and Won funds, either as a counterparty to or on behalf of foreign investors, without the investors having to open their own accounts with foreign exchange banks.

Item 10E.	Taxation

United States Taxation

This summary describes certain material U.S. federal income tax consequences for a U.S. holder (as defined below) of acquiring, owning, and disposing of common shares or ADSs. This summary applies to you only if you hold the common shares or ADSs as capital assets for tax purposes. This summary does not apply to you if you are a member of a class of holders subject to special rules, such as:

•	a dealer in securities or currencies;

•	a trader in securities that elects to use a mark-to-market method of accounting for securities holdings;

•	a bank;

•	a life insurance company;

•	a tax-exempt organization;

•	a person that holds common shares or ADSs that are a hedge or that are hedged against interest rate or currency risks;

•	a person that holds common shares or ADSs as part of a straddle or conversion transaction for tax purposes;

•	a person whose functional currency for tax purposes is not the U.S. dollar; or

•	a person that owns or is deemed to own 5% or more of any class of our stock.

This summary is based on the Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations promulgated thereunder, and published rulings and court decisions, all as currently in effect. These laws are subject to change, possibly on a retroactive basis.

Please consult your own tax advisers concerning the U.S. federal, state, local, and other tax consequences of purchasing, owning, and disposing of common shares or ADSs in your particular circumstances.

For purposes of this summary, you are a “U.S. holder” if you are the beneficial owner of a common share or an ADS and are:

•	a citizen or resident of the United States;

•	a U.S. domestic corporation; or

•	otherwise subject to U.S. federal income tax on a net income basis with respect to income from the common share or ADS.

In general, if you are the beneficial owner of ADSs, you will be treated as the beneficial owner of the common shares represented by those ADSs for U.S. federal income tax purposes, and no gain or loss will be recognized if you exchange an ADS for the common share represented by that ADS.

Dividends

The gross amount of cash dividends that you receive (prior to deduction of Korean taxes) generally will be subject to U.S. federal income taxation as foreign source dividend income and will not be eligible for the dividends received deduction. Dividends paid in Won will be included in your income in a U.S. dollar amount calculated by reference to the exchange rate in effect on the date of your receipt of the dividend, in the case of common shares, or the depositary’s receipt, in the case of ADSs, regardless of whether the payment is in fact converted into U.S. dollars. If such a dividend is converted into U.S. dollars on the date of receipt, you generally should not be required to recognize foreign currency gain or loss in respect of the dividend income.

Subject to certain exceptions for short-term and hedged positions, the U.S. dollar amount of dividends received by an individual prior to January 1, 2011 with respect to the ADSs will be subject to taxation at a maximum rate of 15% if the dividends are “qualified dividends.” Dividends paid on the ADSs will be treated as qualified dividends if (i) the ADSs are readily tradable on an established securities market in the United States and (ii) the Company was not, in the year prior to the year in which the dividend was paid, and is not, in the year in which the dividend is paid, a passive foreign investment company as defined for U.S. federal income tax purposes (“PFIC”). The ADSs are listed on the New York Stock Exchange, and will qualify as readily tradable on an established securities market in the United States so long as they are so listed. Based on the Company’s audited financial statements, the Company believes that it was not a PFIC in its 2007 or 2008 taxable year. In addition, based on the Company’s audited financial statements and current expectations regarding its income, assets and activities, the Company does not anticipate becoming a PFIC for its 2009 taxable year.

Distributions of additional shares in respect of common shares or ADSs that are made as part of a pro-rata distribution to all of our stockholders generally will not be subject to U.S. federal income tax.

Sale or Other Disposition

For U.S. federal income tax purposes, gain or loss you realize on a sale or other disposition of common shares or ADSs generally will be treated as U.S. source capital gain or loss, and will be long-term capital gain or loss if the common shares or ADSs were held for more than one year. Your ability to offset capital losses against ordinary income is limited. Long-term capital gain recognized by an individual U.S. holder generally is subject to taxation at reduced rates.

Foreign Tax Credit Considerations

You should consult your own tax advisers to determine whether you are subject to any special rules that limit your ability to make effective use of foreign tax credits, including the possible adverse impact of failing to take advantage of benefits under the income tax treaty between the United States and Korea. If no such rules apply, you may claim a credit against your U.S. federal income tax liability for Korean taxes withheld from dividends on the common shares or ADSs, so long as you have owned the common shares or ADSs (and not entered into specified kinds of hedging transactions) for at least a 16-day period that includes the ex-dividend date. Instead of claiming a credit, you may, if you so elect, deduct such Korean taxes in computing your taxable income, subject to generally applicable limitations under U.S. tax law. Korean taxes withheld from a distribution of additional shares that is not subject to U.S. tax may be treated for U.S. federal income tax purposes as imposed on “general limitation” income. Such treatment could affect your ability to utilize any available foreign tax credit in respect of such taxes.

Any Korean securities transaction tax or agriculture and fishery special surtax that you pay will not be creditable for foreign tax credit purposes.

Foreign tax credits will not be allowed for withholding taxes imposed in respect of certain short-term or hedged positions in securities and may not be allowed in respect of arrangements in which a U.S. holder’s expected economic profit is insubstantial.

The calculation of foreign tax credits and, in the case of a U.S. holder that elects to deduct foreign taxes, the availability of deductions involve the application of complex rules that depend on a U.S. holder’s particular circumstances. You should consult your own tax advisers regarding the creditability or deductibility of such taxes.

U.S. Information Reporting and Backup Withholding Rules

Payments of dividends and sales proceeds that are made within the United States or through certain U.S.-related financial intermediaries are subject to information reporting and may be subject to backup withholding unless the holder (i) is a corporation or other exempt recipient and demonstrates this when required or (ii) provides a taxpayer identification number and certifies that no loss of exemption from backup withholding has occurred. Holders that are not U.S. persons generally are not subject to information reporting or backup withholding. However, such a holder may be required to provide a certification of its non-U.S. status in connection with payments received within the United States or through a U.S.-related financial intermediary.

Korean Taxation

The following summary of Korean tax considerations applies to you so long as you are not:

•	a resident of Korea;

•	a corporation organized under Korean law; or

•	engaged in a trade or business in Korea through a permanent establishment or a fixed base to which the relevant income is attributable or with which the relevant income is effectively connected.

Taxation of Dividends on Shares or ADSs

We will deduct Korean withholding tax from dividends paid to you (whether payable in cash or in shares) at a rate of 22.0% (inclusive of resident surtax). If you are a beneficial owner of the dividends in a country that has entered into a tax treaty with Korea, you may qualify for a reduced rate of Korean withholding tax. See “— Tax Treaties” below for a discussion on treaty benefits. If we distribute to you shares representing a transfer of earning surplus or certain capital reserves into paid-in capital, that distribution may be subject to Korean withholding tax.

In order to obtain a reduced rate of withholding tax pursuant to an applicable tax treaty, you must submit to us, prior to the dividend payment date, such evidence of tax residence as the Korean tax authorities may require in order to establish your entitlement to the benefits of the applicable tax treaty (which will include a certificate of your tax residency issued by a competent authority of your country of tax residence).

If you hold ADSs, evidence of tax residence may be submitted to us through the Depositary.

Taxation of Capital Gains From Transfer of Shares or ADSs

As a general rule, capital gains earned by non-residents upon transfer of our common shares or ADSs are subject to Korean withholding tax at the lower of (1) 11% (inclusive of resident surtax) of the gross proceeds realized or (2) subject to the production of satisfactory evidence of acquisition costs and certain direct transaction costs of the common shares or ADSs, 22.0% (inclusive of resident surtax) of the net realized gain, unless exempt from Korean income taxation under the applicable Korean tax treaty with the non-resident’s country of tax residence. See “— Tax Treaties” below for a discussion on treaty benefits. Even if you do not qualify for an exemption under a tax treaty, you will not be subject to the foregoing withholding tax on capital gains if you qualify under the relevant Korean domestic tax law exemptions discussed in the following paragraphs.

In regards to the transfer of our common shares through the Korea Stock Exchange, you will not be subject to the withholding tax on capital gains (as described in the preceding paragraph) if you (1) have no permanent establishment in Korea and (2) did not own or have not owned (together with any shares owned by any person with which you have a certain special relationship) 25% or more of the total issued and outstanding common shares, which may include the common shares represented by the ADSs, at any time during the calendar year in which the sale occurs and during the five calendar years prior to the calendar year in which the sale occurs.

Capital gains earned by you (regardless of whether you have a permanent establishment in Korea) from the transfer of ADSs outside Korea (except for transfer of ADSs which you received upon the deposit of our shares represented by the ADSs) will be exempt from Korean income taxation by virtue of the Special Tax Treatment Control Law of Korea, or the STTCL, provided that the issuance of the ADSs is deemed to be an overseas issuance under the STTCL.

If you are subject to tax on capital gains with respect to the sale of ADSs, or of our common shares you acquired as a result of a withdrawal, the purchaser or, in the case of the sale of the common shares on the Korea Stock Exchange or through a licensed securities company in Korea, the licensed securities company, is required to withhold Korean tax from the sales price in an amount equal to the lower of (1) 11% (inclusive of resident surtax) of the gross realization proceeds or (2) subject to the production of satisfactory evidence of acquisition costs and certain direct transaction costs of the common shares or ADSs, 22.0% (inclusive of resident surtax) of the net realized gain, and to make payment of these amounts to the Korean tax authority, unless you establish your entitlement to an exemption under an applicable tax treaty or domestic tax law or produce satisfactory evidence of your acquisition cost and transaction costs for the common shares or ADSs. To obtain the benefit of an exemption from tax pursuant to an applicable tax treaty, you must submit to the purchaser or the securities company, or through the ADS depositary, as the case may be, prior to or at the time of payment, such evidence of your tax residence as the Korean tax authorities may require in support of your claim for treaty benefits. See the discussion under “— Tax Treaties” below for an additional explanation on claiming treaty benefits.

Tax Treaties

Korea has entered into a number of income tax treaties with other countries (including the United States), which would reduce or exempt Korean withholding tax on dividends on, and capital gains on transfer of, the common shares or ADSs. For example, under the Korea-United States income tax treaty, reduced rates of Korean withholding tax of 16.5% or 11.0% (depending on your shareholding ratio and inclusive of resident surtax) on dividends and an exemption from Korean withholding tax on capital gains are available to residents of the United States that are beneficial owners of the relevant dividend income or capital gains, subject to certain exceptions.

You should inquire for yourself whether you are entitled to the benefit of a tax treaty between Korea and the country where you are a resident. It is the responsibility of the party claiming the benefits of an income tax treaty in respect of dividend payments or capital gains to submit to us, the purchaser or the securities company, as applicable, a certificate as to his tax residence. In the absence of sufficient proof, we, the purchaser or the securities company, as applicable, must withhold tax at the normal rates. Furthermore, in order for you to obtain the benefit of a tax exemption on certain Korean source income (such as dividends or capital gains) under an applicable tax treaty, Korean tax law requires you (or your agent) to submit an application for tax exemption along with a certificate of your tax residency issued by a competent authority of your country of tax residence, subject to certain exceptions. Such application should be submitted to the relevant district tax office by the ninth day of the month following the date of the first payment of such income.

Inheritance Tax and Gift Tax

If you die while holding an ADS or donate an ADS, it is unclear whether, for Korean inheritance and gift tax purposes, you will be treated as the owner of the common shares underlying the ADSs. If the tax authority interprets depositary receipts as the underlying share certificates, you may be treated as the owner of the common shares and your heir or the donee (or in certain circumstances, you as the donor) will be subject to Korean inheritance or gift tax presently at the rate of 10% to 50%, provided that the value of the ADSs or the common shares is greater than a specified amount.

If you die while holding a common share or donate a common share, your heir or donee (or in certain circumstances, you as the donor) will be subject to Korean inheritance or gift tax at the same rate as indicated above.

At present, Korea has not entered into any tax treaty relating to inheritance or gift taxes.

Securities Transaction Tax

If you transfer our common shares on the Korea Stock Exchange, you will be subject to securities transaction tax at the rate of 0.15% and an agriculture and fishery special surtax at the rate of 0.15% of the sale price of the common shares. If your transfer of the common shares is not made on the Korea Stock Exchange, subject to certain exceptions, you will be subject to securities transaction tax at the rate of 0.5% and will not be subject to an agriculture and fishery special surtax.

With respect to transfer of ADSs, a tax ruling issued in 2004 by the Korean tax authority (“the 2004 tax ruling”) appears to hold that depositary shares (such as the ADSs) constitute share certificates subject to the securities transaction tax; provided that, under the Securities Transaction Tax Law, the transfer of depositary receipts listed on the New York Stock Exchange, the Nasdaq National Market, or other qualified foreign exchanges is exempt from the securities transaction tax.

In principle, the securities transaction tax, if applicable, must be paid by the transferor of the common shares or ADSs. When the transfer is effected through a securities settlement company, such settlement company is generally required to withhold and pay the tax to the tax authorities. When such transfer is made through a securities company only, such securities company is required to withhold and pay the tax. Where the transfer is effected by a non-resident without a permanent establishment in Korea, other than through a securities settlement company or a securities company, the transferee is required to withhold the securities transaction tax.

Item 10F.	Dividends and Paying Agents

Not Applicable.

Item 10G.	Statements by Experts

Not Applicable.

Item 10H.	Documents on Display

We are subject to the information requirements of the U.S. Securities Exchange Act of 1934, as amended, and, in accordance therewith, are required to file reports, including annual reports on Form 20-F, and other information with the U.S. Securities and Exchange Commission. These materials, including this annual report and the exhibits thereto, may be inspected and copied at the Commission’s public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call the Commission at 1-800-SEC-0330 for further information on the public reference rooms. As a foreign private issuer, we are also required to make filings with the Commission by electronic means. Any filings we make electronically will be available to the public over the Internet at the Commission’s web site at http://www.sec.gov.

Item 10I.	Subsidiary Information

Not Applicable.

Item 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Overview

As a financial services provider, we are exposed to various risks related to our lending and trading businesses, our funding activities and our operating environment, principally through Kookmin Bank, our banking subsidiary. Our goal in risk management is to ensure that we identify, measure, monitor and control the various risks that arise, and that our organization adheres strictly to the policies and procedures which we establish to address these risks. Under our ICAAP and related internal regulations pertaining to our consolidated capital adequacy ratio and internal standards for risk appetite and economic capital under Basel II, we identify the following eight separate categories of risk inherent in our business activities: credit risk, market risk, operational risk, interest rate risk, liquidity risk, credit concentration risk, reputation risk and strategic risk. Of these, the principal risks to which we are exposed are credit risk, market risk, liquidity risk and operational risk, and we strive to manage these and other risks within acceptable limits.

Organization

We have a multi-tiered risk management governance structure. Our Group Risk Management Committee is ultimately responsible for group-wide risk management, and directs our various subordinate risk management entities. The Group Risk Management Council reports directly to the Group Risk Management Committee and coordinates the implementation of directives set forth by the Group Risk Management Committee with the relevant risk management units of our subsidiaries. The Subsidiary Risk Management Committee of each of our subsidiaries, based on the Group Risk Management Committee’s directives, determines risk management strategies and implements risk management policies and guidelines for such subsidiary and directs the activities of the subsidiary’s risk management units within the risk guidelines set at the group level. Each Subsidiary Risk Management Committees generally receive inputs from the respective risk management units of such subsidiary, who also report directly to the Group Risk Management Committee.

The following chart sets out our risk management governance structure as of the date of this annual report:

Group Risk Management Committee

Our Group Risk Management Committee is a board-level committee that is responsible for overseeing all risks and advising the board of directors with respect to risk management-related issues. The committee consists of our chief operating officer and five non-executive directors (one of whom serves as the chairman of the committee), and its major roles include:

•	establishing risk management strategies in accordance with the directives of the board of directors;

•	determining our target risk appetite;

•	reviewing the level of risks we are exposed to and the appropriateness of our risk management policies, systems and operations; and

•	allocating risk capital to each subsidiary and approving our subsidiaries’ risk limits.

Group Risk Management Council

Our Group Risk Management Council is responsible for coordinating with the risk management units of our subsidiaries to ensure that they implement the policies, guidelines and limits established by the Group Risk Management Committee. Its responsibilities include:

•	analyzing our risk status by using information provided by our subsidiary-level risk management units;

•	adjusting the integrated risk capital allocation plan and risk limits for each of our subsidiaries; and

•	coordinating issues relating to the group-wide integration of our risk management functions.

The Group Risk Management Council is comprised of our chief risk management officer and the chief risk management officers of all of our subsidiaries. It operates independently from all business units, and reports directly the Group Risk Management Committee. Our Group Risk Management Council convenes on a quarterly basis.

Subsidiary Risk Management Committees

Each of our subsidiaries has delegated risk management authority to its Subsidiary Risk Management Committee. Each Subsidiary Risk Management Committee measures and monitors the various risks faced by the relevant subsidiary and reports to that subsidiary’s board of directors regarding decisions that it makes on risk management issues. It also makes certain strategic risk-related decisions regarding the operations of the relevant subsidiary, such as allocating credit risk limits, setting total exposure limits and market risk-related limits and determining which market risk derivatives instruments the subsidiary can trade. The major activities of each Subsidiary Risk Management Committee include:

•	determining and monitoring risk policies, guidelines, limits and tolerance levels and the level of subsidiary risk in accordance with group policy;

•	reviewing and analyzing the subsidiary’s risk profile;

•	setting limits for and adjusting the risk capital allocation plan and risk levels for each business unit within the subsidiary; and

•	monitoring compliance with our group-wide risk management policies and practices at the business unit and subsidiary level.

Each Subsidiary Risk Management Committee is comprised of the subsidiary’s chief executive officer, the non-executive directors on its board of directors and the director of its risk management unit.

In the case of Kookmin Bank, our banking subsidiary, the risk management activities of its Risk Management Committee is supported by Kookmin Bank’s Risk Management Council, which serves as the executive decision making body for Kookmin Bank’s risk management operations. At the operational level, Kookmin Bank’s Risk Management Department and the Credit Group work closely with its business groups to implement risk management strategies, policies and procedures in accordance with the directives set forth by the Group Risk Management Committee and the risk management strategies determined by Kookmin Bank’s Risk Management Committee.

Credit Risk Management

Credit risk is the risk of expected and unexpected losses in the event of borrower or counterparty defaults. Credit risk management aims to improve asset quality and generate stable profits while reducing risk through diversified and balanced loan portfolios. We determine the creditworthiness of each type of borrower or counterparty through reviews conducted by our credit experts and through our credit rating systems, and we set a credit limit for each borrower or counterparty.

We assess and manage all credit exposures, whether on- or off-balance sheet. These exposures include loans to borrowers and counterparties, investments in securities, letters of credit, bankers’ acceptances, derivatives and commitments. Our risk appetite, which is the ratio of our required economic capital to our estimated available book capital, is approved by the Group Risk Management Committee once a year. Thereafter, Kookmin Bank calculates economic capital every month for its business groups and bank-wide based on attributed economic capital in accordance with the risk appetite as approved by the Group Risk Management Committee, and measures and reports profiles of credit risk on a bank-wide level and by business group regularly to its relevant business groups and senior management.

We use expected default rates and recovery rates to determine the expected loss rate of a borrower or counterparty. We use the expected loss rate to make credit related decisions, including pricing, loan approval and establishment of standards to be followed at each level of decision making. These rates are calculated using information gathered from our internal database. With respect to large corporate borrowers, we also use information provided by external credit rating services to calculate default rates and recovery rates.

Our credit risk management processes include:

•	establishing credit policy;

•	credit evaluation and approval;

•	industry assessment;

•	total exposure management;

•	collateral evaluation and monitoring;

•	credit risk assessment;

•	early warning and credit review; and

•	post-credit extension monitoring.

Credit Evaluation

Kookmin Bank evaluates the ability of all loan applicants to repay their debts before it approves any loans, except for loans guaranteed by letters of guarantee issued by the Credit Guarantee Fund and the Korea Technology Credit Guarantee Fund, and for loans fully secured by deposits. Kookmin Bank assigns each borrower or guarantor a credit rating based on the judgment of its experts or scores calculated using the appropriate credit rating system. Factors that Kookmin Bank considers in assigning credit ratings include both financial factors and non-financial factors, such as its perception of a borrower’s reliability, management and operational risk and risk relating to the borrower’s industry. The credit rating process differs according to the type, size and characteristics of a borrower.

Kookmin Bank uses its internally developed credit rating systems to rate potential borrowers. As the characteristics of each customer segment differ, Kookmin Bank uses several credit rating systems for its customers. The nature of the credit rating system used for a particular borrower depends on whether the borrower is an individual, a “small office/home office” customer, a small- and medium-sized enterprise or a large company. For large companies, Kookmin Bank has 17 credit ratings, ranging from AAA to D. For small- and medium-sized enterprises, it has 15 credit ratings ranging from AA to D. For retail customers, it has 13 credit ratings ranging from grade 1 to grade 13.

Based on the credit rating of a borrower, Kookmin Bank applies different credit policies, which affect factors such as credit limit, loan period, loan pricing, loan classification and provisioning. Kookmin Bank also uses these credit ratings in evaluating its bank-wide risk management strategy. Factors Kookmin Bank considers in making this evaluation include the profitability of each company or transaction, performance of each business unit and portfolio management. Kookmin Bank monitors the credit status of borrowers and collect information to adjust its ratings appropriately. If Kookmin Bank changes a borrower’s credit rating, it will also change the credit policies relating to that borrower and may also change the policies underlying its loan portfolio.

Retail Loan Approval Process

Mortgage Loans and Secured Retail Loans.  Kookmin Bank’s processing center staff reviews mortgage loans and retail loans secured by real estate or guarantees. Branch staff employees of Kookmin Bank forward loan applications to processing centers. But in the case of loans secured by deposits with Kookmin Bank, its branch staff approves such loans. Kookmin Bank makes lending decisions based on its assessment of the value of the collateral, debt service capability and the borrower’s score generated from its credit scoring systems.

For mortgage loans and loans secured by real estate, Kookmin Bank evaluates the value of the real estate offered as collateral using a database it has developed that contains information about real estate values throughout Korea. Kookmin Bank also uses information from a third party provider about the real estate market in Korea, which gives it up-to-date market value information for Korean real estate. In addition, Kookmin Bank’s processing center staff employees review the value of real estate provided by the evaluation system to ensure there are no significant discrepancies. Beginning in April 2005, Kookmin Bank has based decisions regarding the approval of such loans primarily on the results of its credit scoring systems.

For loans secured by deposits, Kookmin Bank will generally grant loans up to 95% of the deposit amount if it holds the deposit.

With respect to mortgage loans and secured retail loans, Kookmin Bank screens customers based on various items on its checklist that indicate whether the customer may have deteriorating credit using internal information and rating information from credit bureaus. Kookmin Bank also evaluates debt service capability for eligible customers pursuant to certain checklist items, such as type of residence, profession, family information, annual income, age, credit card overdue information, transaction history (with both it and other financial institutions) and other relevant credit information.

Kookmin Bank generally decides whether to evaluate a loan application within three to five days after recording the relevant information in its credit scoring systems.

Unsecured Retail Loans.  Kookmin Bank reviews applications for unsecured retail loans in accordance with its credit scoring systems. These automated systems evaluate loan applications and determine an appropriate pricing for the loan. The major benefits of using a credit scoring system are that it yields uniform results regardless of the user, that it can be used effectively by employees who do not necessarily have extensive experience in credit evaluation and that it can be updated easily to reflect changing market conditions by adjusting how each factor is weighted. The staff of Kookmin Bank’s processing centers reviews the results of the credit scoring system based on information input by its branch staff and, if approved, issues the loan.

Kookmin Bank’s credit scoring systems take into account factors including borrower’s income, assets, profession, age, transaction history (with both it and other financial institutions) and other relevant credit information. The systems rank each borrower in an appropriate grade, and that grade is used as a factor in deciding whether to approve loans as well as to determine loan amounts.

Kookmin Bank generally bases its decisions on the results of its credit scoring systems to evaluate applications. However, a credit officer may overturn the results of the credit scoring systems, in certain circumstances.

Corporate Loan Approval Process

We approve corporate loans at different levels of our organization depending on the size and type of the loan, the credit risk level assessed by the credit rating system, whether the loan is secured by collateral and, if secured, the value of the collateral. The lowest level of authority is the branch staff employee of Kookmin Bank, who can approve small loans and loans that have the lowest range of credit risk. Larger loans and loans with higher credit risk are approved by higher levels of authority depending on where they fall in a matrix of loan size and credit risk. Depending on the size and terms of any particular loan or the credit risk relating to a particular borrower, more than one entity may review the application, although generally loan applications are reviewed only by the entity having corresponding authority to approve the loan. The following table identifies the various entities that are involved in approving corporate loans.

Entity	Members	Quorum for Approval

Loan Committee	Head of the Credit Group; Head of the Large Corporate/Investment Banking Group; Head of the Credit Analysis Division; Head of the Corporate Banking Division; Head of the Retail Sales Division; Corporate Credit Analysis Department Manager; Large Corporate Banking Department Manager; Credit Planning Department Manager; Credit Review Department Manager; Foreign Exchange Product Department Manager	2/3 or more participation; 2/3 or more required for approval
Chief Credit Officers Committee	One of the Heads of the Credit Analysis Division and Corporate Credit Analysis Department Manager; six Chief Credit Officers; two Junior Credit Officers	2/3 or more participation; 2/3 or more required for approval
Credit Officers Committee	Four Credit Officers	2/3 or more participation; 2/3 or more required for approval
Local/Regional Approval
Credit Analysis Center Credit Officers Committee	Four Credit Officers	2/3 or more participation; 2/3 or more required for approval
Relationship Managers Committee	One Senior Relationship Manager and two Relationship Managers	Agreement of all members

Kookmin Bank evaluates all of its corporate borrowers by using credit rating systems, except for applicants whose borrowings are fully secured by deposits or applicants who have obtained third-party guarantees from the government or certain other very highly rated guarantors. See “— Credit Evaluation.”

For owner-operated enterprises (which we refer to as SOHOs) with total outstanding loans of less than ~~W~~1 billion, Kookmin Bank has put in place a SOHO credit rating system, which adopts simplified credit evaluation modeling procedures. This system consists of a scoring model, a qualitative credit assessment (or QCA) model and a preliminary examination checklist. The scoring model analyzes information with respect to the customer’s personal information and bank transaction history. The QCA model analyzes information about business capability, operating capability, management capability, transaction reliability, documentary reliability and financial stability. The preliminary examination checklist is based on information regarding the customer’s credit delinquencies, loans and outstanding credit card debt. This system classifies customers into 13 possible credit ratings.

For SOHOs with total outstanding loans of ~~W~~1 billion or more, Kookmin Bank has put in place a separate credit rating system known as “SOHO CRS.” For other small- and medium-sized enterprises, Kookmin Bank has put in place a similar credit rating system known as CRS. For large corporations, Kookmin Bank has put in place a similar credit rating system known as LCRS. The SOHO CRS, the CRS and the LCRS model consist of the following three parts:

•	Financial Model. The financial model uses the borrower’s current status and trend of financial ratios calculated using its financial statements. The financial model classifies potential borrowers into one of three size categories and one of five types of industry. This model incorporates logistic regression and statistical methods, which use financial ratios such as stability ratio, cash flow ratio, profitability ratio and turnover ratio to make credit determinations.

•	QCA Model. The QCA model uses various qualitative factors, such as future repayment capability, market prospects, management capability and business capability, to evaluate borrowers. The factors that are evaluated and the weighting given to each factor vary by type of industry and size of company.

•	Default Signal Check Model. The default signal check model checks the consistency of the preliminary rating. This model checks various factors, including financial ratios with low scores, any non-quantitative factors that may cause a corporate default and any information arising from past experience, to determine the likelihood of a future default. The results of the default signal check model may be used to cap a borrower’s credit grade.

In addition to the three parts outlined above, the SOHO CRS also includes a “CEO Evaluation Model,” which analyzes information with respect to personal information and bank transaction history of the individual owner of such SOHO.

Financial institutions and certain non-profit organizations such as educational foundations and medical organizations cannot be effectively rated by use of Kookmin Bank’s CRS system or LCRS system alone. Accordingly, we rely more on the judgment of our expert credit officers with respect to these entities. The relative importance of the factors we use to evaluate these entities varies, and accordingly the process largely depends on the experience and expertise of our credit officers. These officers primarily base their decisions on the historical financial data and financial prospects of the prospective borrower and the prospects of its industry. We may also consider other factors, including management experience and competence, ownership structure, reputation, quality of financial information provided and the purpose of the loan. The responsible credit officer analyzes this data using his or her discretion, and then drafts a report relating to the potential borrower, which includes a tentative credit rating determination. This report is submitted to the Chief Credit Officers Committee for its review and final approval of the borrower’s rating. This committee consists of one of the Heads of the Credit Analysis Division and Corporate Credit Analysis Manager, six chief credit officers and two junior credit officers, all chosen from among Kookmin Bank’s Credit Group.

We often refer to corporate information gathered or ratings assigned by external credit rating agencies, such as Korea Information Service, National Information & Credit Evaluation Inc. and Korea Management Consulting & Credit Rating Corporation, in order to improve the accuracy of our credit ratings.

Credit Card Approval Process

We make decisions on all credit card approvals based on the Financial Supervisory Service standard of review for payment ability (such as the occupation and income of the applicant), as well as a combination of Kookmin Bank’s internally developed application scoring system and a credit scoring system developed by independent credit bureaus.

Kookmin Bank’s application scoring system reflects various credit information, including basic customer information (such as credit history), transaction history with it, if any, delinquency and transaction history with other card companies and credit information provided by the Korea Federation of Banks and other credit bureaus. Kookmin Bank also considers repayment ability, total assets and the length of the applicant’s relationship, if any, and past contribution to our profitability, if any.

The credit scoring system developed by credit bureaus, which replaced Kookmin Bank’s card generic scoring system as of March 2009, reflects various sources of information regarding the credit risk of customers, including delinquency and transaction history with other credit card companies and financial institutions.

On the basis of the standard of review for payment ability and the combination of the scores from our application scoring system and the credit scoring system developed by independent credit bureaus, Kookmin Bank establishes, among other things, the term of any new approvals, initial limits and differentiation of fee rates with respect to its credit cards. Kookmin Bank’s systems allow it to differentiate applicants into groups that receive immediate credit card approval or rejection, or that may require it to further investigate that applicant’s credit qualifications. The initial limits of new applicants are based on their estimated monthly income, which is based on their occupation and the value of their personal assets. Kookmin Bank applies its fee rates to applicants differently according to risk premium and profitability.

Total Exposure Management

We establish and manage total exposure limits for corporations, chaebols and industries, as well as certain small- and medium-sized enterprises, in order to optimize the use of credit availability and avoid excessive risk concentration. We establish total exposure limits for large corporations and chaebols, as well as small- and medium-sized enterprises to which we have exposures (in the form of securities or loans) of over ~~W~~30 billion, by reviewing factors such as their industry, size, cash flows, financial ratios and credit ratings, while establishing exposure limits for industries by peer group, as defined by us, by reviewing the “exposure at default,” nonpayment ratio, sales growth ratio and share of total exposure for each industry. The guidelines used to set these total exposure limits are approved by Kookmin Bank’s Risk Management Council after review by the Credit Risk Management Subcommittee.

Kookmin Bank’s maximum exposure limit is within 20% of its Tier I and Tier II capital for a single chaebol, and within 10% of its Tier I and Tier II capital for an individual large corporation.

We manage and control exposure limits on a daily basis. The principal system that we use for this purpose is the Total Exposure Management System. This system allows us to monitor and control our total exposure to large corporations, chaebols and industries. We monitor our exposure to large corporations to which we have an exposure of ~~W~~1 billion or more, individual corporations to which we have an exposure of more than ~~W~~30 billion, and also our exposure to the 46 chaebols, which is comprised of the 43 largest chaebols in Korea designated by the Financial Supervisory Service as well as three chaebols selected for monitoring by the Senior Executive Vice President of the Credit Group. We also monitor our exposure to industries by peer groups. Our Total Exposure Management System integrates all of our credit-related risk including credit extended by our overseas branches and affiliates. The assets subject to the system include all Won-denominated and foreign currency-denominated loans, all assets in trust accounts except specified money trusts, guarantees, trade-related credits, commercial paper, corporate bonds and other securities and derivatives.

Collateral Evaluation and Monitoring System

Kookmin Bank uses the Collateral Evaluation and Monitoring System to manage the liquidation value of collateral it holds. The Collateral Evaluation and Monitoring System is a computerized collateral management system that can be accessed from Kookmin Bank’s headquarters and its branches. Using this system, Kookmin Bank can more accurately assess the actual liquidation value of collateral, determine the recovery rate on its loans and use this information in setting its credit risk management and loan policies. Kookmin Bank can monitor the value of all the collateral a borrower provides and the value of that collateral based on its liquidation value. When appraising the value of real estate collateral, which makes up the largest part of Kookmin Bank’s collateral, Kookmin Bank consults a regularly updated database provided by a third party that tracks the prices at which various types of real estate in various regions of Korea are sold. Kookmin Bank appraises the value of collateral when it makes a loan, when the loan is due for renewal and when events occur that may change the value of the collateral.

Credit Review and Monitoring

Kookmin Bank’s credit review function is independent of the business groups which manage our assets. Its Credit Review Department:

•	reviews internal credit regulations, policies and systems;

•	analyzes the credit status of selected loan assets and verifies the appropriateness of the credit evaluations/approvals made by branches and headquarters;

•	evaluates the corporate credit risk of potentially insolvent companies; and

•	operates its comprehensive portfolio monitoring system.

More specifically, Kookmin Bank’s Credit Review Department continuously reviews the financial condition of selected borrowers with respect to their current debt, collateral, business, transactions with related parties and debt service capability. Based on such review, Kookmin Bank may adjust the borrower’s credit rating, lending policy or asset quality classification of the loan provided to the borrower, depending on the applicable circumstances. Kookmin Bank also regularly reviews other aspects of the lending process, including industries and regions in which its borrowers operate and the quality of its domestic and overseas assets. Kookmin Bank’s industry reviews focus on growth, stability, competition and ability to adapt to a changing environment. Based on the results of a particular industry review, Kookmin Bank may revise the total exposure limit assigned to that industry and lending policy for each company within that industry. When a review takes place, Kookmin Bank may adjust not only credit ratings of its borrowers based on a variety of factors, but also asset quality classification, credit limits and applied interest rates or its credit policies. Credit review results are reported to Kookmin Bank’s chief risk officer and its Risk Management Committee on a quarterly basis.

Kookmin Bank’s Credit Review Department also conducts on-site reviews of selected branches and related credit analysis centers which are experiencing increasing delinquency ratios and bad debts. During these visits Kookmin Bank examines the loan processes and recommend improvement plans and appropriate follow-up measures.

Also, based on guidelines provided by the Financial Supervisory Service to all Korean banks, Kookmin Bank operates a corporate credit risk assessment program to facilitate the identification of weak companies and possible commencement of corporate restructuring. Through this program, Kookmin Bank, together with other banks, is able to detect symptoms of financially troubled companies at an early stage, assess related credit risk and support the normalization of companies that are likely to turnaround through a workout process, or seek to liquidate those companies that are not likely to recover.

Kookmin Bank also conducts portfolio monitoring on all credit portfolios, focusing on asset quality status, vintage analysis and roll-rate analysis to provide information necessary for the formulation of effective credit policies and strategies and for effective credit risk management.

Market Risk Management

The major risk to which we are exposed is interest rate risk on debt instruments and interest-bearing securities and, to a lesser extent, equity risk and foreign exchange risk. The financial instruments that expose us to these risks are loans, debentures, deposits, securities and financial derivatives. We are not exposed to significant commodity risk, the other recognized form of market risk, as we allow only back-to-back transactions with respect to commodities. We are also exposed to interest rate risk and liquidity risk in Kookmin Bank’s banking book. We divide market risk into risks arising from trading activities and risks arising from non-trading activities.

Kookmin Bank’s Risk Management Council establishes overall market risk management principles. It has delegated the responsibility for the market risk management for trading activities to the Market Risk Management Subcommittee of Kookmin Bank, which is chaired by Kookmin Bank’s chief risk officer. This subcommittee meets on a regular basis each month and as required to respond to developments in the market and the economy. Based on the policies approved by Kookmin Bank’s Risk Management Council, the Market Risk Management Subcommittee reviews and approves reports as required that include trading profits and losses, position reports, limit utilization, sensitivity analysis and VaR results for our trading activities.

The Asset Liability Management Committee is responsible for day-to-day interest rate and liquidity risk management of non-trading activities. It meets on a regular basis and as required to respond to developments in the market and the economy. Members of the Asset Liability Management Committee, acting through our Financial Management Department, review our interest rate and liquidity gap position monthly, formulate a view on interest rates, establishing strategies with respect to deposit and lending rates and review the business profile and its impact on asset and liability management.

To ensure adequate interest rate and liquidity risk management, we have assigned the responsibilities for our asset and liability management risk control to Kookmin Bank’s Risk Management Department in Kookmin Bank’s Risk Management Division, which monitors and reviews the asset and liability management risk procedures and activities of Kookmin Bank’s Financial Management Department, and independently reports to the management on the related issues.

Market Risk Management for Trading Activities

Our trading activities consist of:

•	trading activities for our own account to realize short-term trading profits in Won-denominated debt and equities markets and foreign exchange markets based on our short-term forecast of changes in the market situation; and

•	trading activities involving derivatives, such as swaps, forwards, futures and option transactions, to realize profits primarily from arbitrage transactions and, to a lesser extent, from selling derivative products to our customers and to hedge market risk incurred from those activities. In addition, certain derivative products that we use to hedge our own market risk are classified as trading activities as they do not qualify for hedge accounting treatment under U.S. GAAP. We believe, however, that certain of these products are effective as economic hedges.

We use derivative instruments to hedge our market risk and, to a limited extent, to make profits by trading derivative products within acceptable risk limits. The principal objective of our hedging strategy is to manage our market risk within established limits. We use the following hedging instruments to manage relevant risks:

•	to hedge interest rate risk arising from its trading activities, the Trading Department of Kookmin Bank occasionally uses interest rate futures (Korea Treasury Bond Futures) and interest rate swaps;

•	to hedge equity risk arising from its trading activities, the Trading Department of Kookmin Bank selectively uses stock index futures;

•	to hedge interest rate risk and foreign exchange risk arising from our foreign currency-denominated asset and liability positions as well as our trading activities, the Trading Department, the Fund Management Department and Investment Banking Department of Kookmin Bank use interest rate swaps, cross-currency interest rate swaps, foreign exchange forwards and futures, Euro-dollar futures and currency options; and

•	to change the interest rate characteristics of certain assets and liabilities after the original investment or funding, we use swaps. For example, depending on the market situation, we may choose to obtain fixed rate funding instead of floating rate funding if we believe that the terms are more favorable, which we can achieve by entering into interest rate swaps.

We generally manage our market risk at the portfolio level. To control our exposure to market risk, we use EC and VaR limits set by Kookmin Bank’s Risk Management Council and position, stop loss and sensitivity limits (PVBP, Delta, Gamma, Vega) set by the Market Risk Management Subcommittee. We prepared our risk control and management guidelines for derivative trading based on the regulations and guidelines promulgated by the Financial Supervisory Service.

In addition, in connection with our adoption of SFAS No. 157, “Fair Value Measurements,” we have implemented internal processes which include a number of key controls designed to ensure that fair value is measured appropriately, particularly where a fair value model is internally developed and used to price a significant product. See “Item 5A. Operating Results — Critical Accounting Policies — Valuation of Securities and Financial Instruments” and Notes 1 and 29 of the notes to our consolidated financial statements. For example, each year, Kookmin Bank’s Risk Management Department reviews the existing pricing and valuation models, with a focus on their underlying modeling assumptions and restrictions, to assess the appropriateness of their continued use. In consultation with Kookmin Bank’s Trading Department, the Risk Management Department recommends potential valuation models to Kookmin Bank’s Fair Value Evaluation Committee. Upon approval by Kookmin Bank’s Fair Value Evaluation Committee, the selected valuation models are reported to its Market Risk Management Subcommittee.

We monitor market risk arising from trading activities of our business groups and departments. The market risk measurement model we use for both our Won-denominated trading operations and foreign currency-denominated trading operations is implemented through our integrated market risk management system called Panorama, which enables us to generate consistent VaR numbers for all trading activities.

Value at Risk analysis.  We use daily VaR to measure market risk. Our daily VaR is a statistically estimated maximum amount of loss that could occur in one day under normal distribution of financial variables. We use a 99% single tail confidence level to measure our daily VaR, which means the actual amount of loss may exceed the VaR, on average, once out of 100 business days.

VaR is a commonly used market risk management technique. However, this approach does have some shortcomings. VaR estimates possible losses over a certain period at a particular confidence level using past market movement data. Past market movement, however, is not necessarily a good indicator of future events, as there may be conditions and circumstances in the future that the model does not anticipate. As a result, the timing and magnitude of the actual losses can be different depending on the assumptions made at the time of calculation. In addition, the time periods used for the model, generally one or ten days, are assumed to be a sufficient holding period before liquidating the relevant underlying positions. If these holding periods are not sufficient, or too long, the VaR results may understate or overstate the potential loss. VaR is most appropriate as a risk measure for trading positions in liquid capital markets and will understate the risk associated with severe events, such as a period of extreme illiquidity.

In order to measure VaR, we use the “variance-covariance method,” which takes into account the diversification effects among different risk categories as well as within the same risk category. Different VaR methodologies and distributional assumptions could produce a materially different VaR.

The following table shows Kookmin Bank’s daily VaRs as of December 31, 2006, 2007 and 2008, at a 99% confidence level for a one-day holding period, for interest risk, equity risk and foreign exchange risk relating to our trading activities. The following figures were calculated on a non-consolidated basis.

	As of December 31,
	2006		2007		2008
	(In billions of Won)

Risk categories:
Interest risk	~~W~~	6.7	~~W~~	5.0	~~W~~	7.5
Equity risk		2.2		1.9		2.1
Foreign exchange risk		1.5		1.8		2.9
Less: diversification		6.3		3.4		4.9
Diversified VaR for overall trading activities		4.1		5.3		7.6

Back-Testing.  We conduct back testing on a daily basis to validate the adequacy of our market risk model. In back testing, we compare both the actual and hypothetical profit and loss with the VaR calculations and analyze any results that fall outside our predetermined confidence interval of 99%.

Stress testing.  In addition to VaR, which assumes normal market situations, we use stress testing to assess our market risk exposure to abnormal market fluctuations. Abnormal market fluctuations include significant declines in the stock market and significant increases in the general level of interest rates. This is an important way to supplement VaR, as VaR is a statistical expression of possible loss under a given confidence level and holding period. It does not cover potential loss if the market moves in a manner that is outside our normal expectations. Stress testing projects the anticipated change in value of holding positions under certain scenarios assuming that no action is taken during a stress event to change the risk profile of a portfolio. According to Kookmin Bank’s stress testing, we estimate that as of December 31, 2008, Kookmin Bank’s trading securities portfolio, which represents most of our trading risk, could have lost ~~W~~144.1 billion for an assumed short-term extreme decline of approximately 21% in the equity market and an approximate 116 basis point increase in interest rates under an abnormal stress environment.

We monitor the impact of market turmoil or any abnormality by conducting stress tests and confirming that the results are within our market risk limits. If the impact is large, Kookmin Bank’s chief risk officer may request that our portfolio be restructured or other appropriate action be taken.

Interest Risk

Interest risk from trading activities arises mainly from our trading of Won-denominated debt securities. Our trading strategy is to benefit from short-term movements in the prices of debt securities arising from changes in interest rates. As our trading accounts are marked-to-market daily, we manage the interest risk related to our trading accounts using market value-based tools such as VaR and sensitivity analysis. As of December 31, 2008, the VaR of Kookmin Bank’s interest risk from trading was ~~W~~7.5 billion and the weighted average duration, or weighted average maturity, of its Won-denominated trading debt securities was approximately one year.

Foreign Exchange Risk

Foreign exchange risk arises because we have assets and liabilities that are denominated in currencies other than Won, as well as off-balance sheet items such as foreign exchange forwards and currency swaps.

Assets and liabilities denominated in U.S. dollars account for the majority of our foreign currency assets and liabilities. Those denominated in Japanese yen and the euro account for most of the remainder.

The difference between our foreign currency assets and liabilities is offset against forward foreign exchange positions, currency options and currency swaps to obtain our net foreign currency open position. The Market Risk Management Subcommittee oversees our foreign exchange exposure for both trading and non-trading purposes by establishing a limit for this net foreign currency open position, together with stop loss limits. VaR limits are established on a combined basis for our domestic operations and foreign branches.

The following table shows Kookmin Bank’s non-consolidated net open positions at the end of 2006, 2007 and 2008. Positive amounts represent long positions and negative amounts represent short positions. The net open positions held by subsidiaries other than Kookmin Bank are not significant.

	As of December 31,(1)
	2006		2007		2008
	(In millions of US$)

Currency:
U.S. dollars	US$	167.8	US$	134.3	US$	13.9
Japanese yen		1.8		(11.6)		4.7
Euro		4.3		(14.6)		3.0
Others		(7.9)		117.3		32.7

Total	US$	166.0	US$	225.4	US$	54.3

(1)	Amounts prepared on a non-consolidated basis.

Equity Price Risk

Equity price risk results from our equity trading portfolio in Won since we do not have any trading exposure to shares denominated in foreign currencies.

The equity trading portfolio in Won consists of exchange-traded stocks and nearest month or second nearest month futures contracts under strict limits on diversification as well as position limits and stop loss limits.

The Market Risk Management Subcommittee sets annual and monthly stop loss limits that are monitored by the Risk Management Department. In order to ensure timely action, the stop loss limit of individual securities is monitored by the relevant middle office.

As of December 31, 2008, Kookmin Bank’s equity trading position was ~~W~~37.5 billion.

Derivative Market Risk

Our derivative trading includes interest rate and cross-currency swaps, foreign exchange forwards, stock index and interest rate futures and currency options. These activities consist primarily of the following:

•	arbitrage transactions to make profit from short-term discrepancies between the spot and forward derivative markets or within the derivative markets;

•	sales of tailor-made derivative products that meet various needs of our corporate customers and related transactions to reduce our exposure resulting from those sales;

•	taking positions in limited cases when we expect short-swing profits based on our market forecasts; and

•	trading to hedge our interest rate and foreign currency risk exposure as described above.

Market risk from trading derivatives is not significant since our derivative trading activities are primarily driven by arbitrage and customer deals with very limited open trading positions.

Market Risk Management for Non-Trading Activities

Interest Rate Risk

Our principal market risk from non-trading activities is interest rate risk. Interest rate risk arises due to mismatches in the maturities or re-pricing periods of these rate-sensitive assets and liabilities. We measure interest rate risk for Won and foreign currency assets and liabilities in our bank accounts (including derivatives) and our principal guaranteed trust accounts. Most of our interest-earning assets and interest-bearing liabilities are denominated in Won and our foreign currency-denominated assets and liabilities are mostly denominated in U.S. dollars.

Our principal interest rate risk management objectives are to generate stable net interest revenues and to protect our asset value against interest rate fluctuations. We principally manage this risk for our non-trading activities by analyzing and managing maturity and duration gaps between our interest-earning assets and interest-bearing liabilities. Although we have used hedging instruments only on a limited basis for interest rate risk management for our non-trading assets and liabilities, to date the Korean financial market has not been sufficiently developed for this purpose. We expect to increase our use of derivatives to hedge this risk in the near future as the Korean financial market becomes more sophisticated.

Interest rate gap analysis measures expected changes in net interest revenues by calculating the difference in the amounts of interest-earning assets and interest-bearing liabilities at each maturity and interest resetting date. We perform interest rate gap analysis for Won-denominated and foreign currency-denominated assets and trust assets on a monthly basis or more frequently when deemed necessary.

Interest Rate Gap Analysis.  We perform interest rate gap analysis based on interest rate repricing maturities of assets and liabilities. However, for some of our assets and liabilities with either no maturities or unique characteristics, we use or assume certain maturities, including the following examples:

•	With respect to asset maturities, we assume remaining maturities of prime rate-linked loans with remaining maturities of over one year to be one year and use the actual maturities for prime rate-linked loans with remaining maturities of less than one year.

•	With respect to liability maturities, adapting the regression analysis using last 36 months’ average balance, we assume “non-core” and ‘” rate sensitive core” demand deposits to have remaining maturities of three months or less; and we assume “rate insensitive core” demand deposits to have remaining maturities between one year and four years.

The following table shows Kookmin Bank’s non-consolidated interest rate gap for Won-denominated accounts and foreign currency-denominated accounts as of December 31, 2008, based on our Korean GAAP accounts, which vary in certain significant respects from our accounts prepared in accordance with U.S. GAAP.

	As of December 31, 2008(1)
	0-3		3-6		6-12		1-3		Over 3
	Months		Months		Months		Years		Years		Total
	(In billions of Won, except percentages)

Won-denominated
Interest-earning assets:
Loans	~~W~~	120,800	~~W~~	31,036	~~W~~	11,735	~~W~~	3,704	~~W~~	889	~~W~~	168,164
Securities		1,535		531		2,582		13,607		7,798		26,054
Others		13,077		1,878		1,586		1,262		259		18,063

Total	~~W~~	135,412	~~W~~	33,446	~~W~~	15,904	~~W~~	18,573	~~W~~	8,946	~~W~~	212,281

Interest-bearing liabilities:
Deposits	~~W~~	59,285	~~W~~	23,426	~~W~~	43,428	~~W~~	23,888	~~W~~	10,182	~~W~~	160,209
Borrowings		3,049		0		0		0		0		3,049
Others		12,958		2,321		4,233		14,733		7,864		42,109

Total	~~W~~	75,291	~~W~~	25,747	~~W~~	47,661	~~W~~	38,621	~~W~~	18,045	~~W~~	205,366

Sensitivity gap		60,121		7,698		(31,757)		(20,048)		(9,099)		6,915
Cumulative gap		60,121		67,819		36,062		16,014		6,915
% of total assets		28.3%		32.0%		17.0%		7.5%		3.3%
Foreign currency-denominated
Interest-earning assets:
Due from banks	~~W~~	76	~~W~~	11	~~W~~	0	~~W~~	0	~~W~~	0	~~W~~	87
Loans		8,201		794		155		495		37		9,682
Securities		648		205		19		197		222		1,290
Others		4,217		741		165		32		0		5,156

Total	~~W~~	13,142	~~W~~	1,751	~~W~~	339	~~W~~	724	~~W~~	259	~~W~~	16,215

Interest-bearing liabilities:
Deposits	~~W~~	2,042	~~W~~	1,078	~~W~~	83	~~W~~	3	~~W~~	0	~~W~~	3,207
Borrowings		6,563		1,454		698		32		0		8,748
Others		5,024		1,100		126		0		0		6,250

Total	~~W~~	13,630	~~W~~	3,632	~~W~~	907	~~W~~	35	~~W~~	0	~~W~~	18,204

Sensitivity gap		(487)		(1,880)		(569)		688		259		(1,989)
Cumulative gap		(487)		(2,368)		(2,936)		(2,248)		(1,989)
% of total assets		(3.0)%		(14.6)%		(18.1)%		(13.9)%		(12.3)%

(1)	The numbers are prepared on a non-consolidated basis in accordance with Korean GAAP for internal management purposes.

Duration Gap Analysis.  We also perform duration gap analysis to measure and manage interest rate risk. Duration gap analysis is a more long-term risk indicator than interest rate gap analysis, as interest rate gap analysis focuses more on accounting income as opposed to the market value of the assets and liabilities. We emphasize duration gap analysis because, in the long run, our principal concern with respect to interest rate fluctuations is the net asset value rather than net interest revenue changes. In 2008, our asset and liability duration gap was negative and it moved between (-)0.314 years and (-)0.222 years. Accordingly, our net asset value would have declined between ~~W~~459 billion and ~~W~~648 billion if interest rates had decreased by one percentage point.

For duration gap analysis we use or assume the same maturities for different assets and liabilities that we use or assume for our interest rate gap analysis.

The following table, which was prepared in accordance with Korean GAAP, shows duration gaps and net asset value changes when interest rates decrease by one percentage point as of the specified dates on a non-consolidated basis.

	Asset	Liability	Duration	Net Asset Value
Date	Duration	Duration	Gap	Change
	(In years)	(In years)	(In years)	(In billions of Won)

June 30, 2006	0.5125	0.8920	(0.3421)	(561)
December 31, 2006	0.5466	0.8624	(0.2831)	(474)
June 30, 2007	0.5820	0.8353	(0.226)	(396)
December 31, 2007	0.5253	0.8341	(0.266)	(498)
June 30, 2008	0.5249	0.7890	(0.222)	(459)
December 31, 2008	0.4923	0.8304	(0.302)	(648)

We set interest rate risk limits using historical interest rate volatility of financial bonds and duration gaps with respect to expected asset and liability positions based on our annual business plans. The Financial Management Department in Kookmin Bank’s Management & Strategy Group submits interest rate gap analysis reports, duration gap analysis reports, sensitivity reports and interest rate limit compliance reports monthly to Kookmin Bank’s Asset Liability Management Committee and quarterly to Kookmin Bank’s Risk Management Committee.

The following table, which was prepared in accordance with Korean GAAP, summarizes Kookmin Bank’s interest rate risk on a non-consolidated basis, taking into account asset and liability durations as of December 31, 2008.

	As of December 31, 2008
	3 Months		3-6		6-12		1-3		Over
	or Less		Months		Months		Years		3 Years		Total
	(In billions of Won, except percentages and maturities in years)

Won-denominated:
Asset position	~~W~~	135,412	~~W~~	33,446	~~W~~	15,904	~~W~~	18,573	~~W~~	8,946	~~W~~	212,281
Liability position		75,291		25,747		47,661		38,621		18,045		205,366
Gap		60,121		7,698		(31,757)		(20,048)		(9,099)		6,915
Average maturity		0.191		0.428		0.719		2.019		3.405
Interest rate volatility		3.49%		3.76%		4.20%		4.18%		3.87%
Amount at risk		400		124		(960)		(1,694)		(1,200)		(3,329)
Foreign currency-denominated:
Asset position	~~W~~	13,142	~~W~~	1,751	~~W~~	339	~~W~~	724	~~W~~	259	~~W~~	16,215
Liability position		13,630		3,632		907		35		0		18,204
Gap		(487)		(1,880)		(569)		688		259		(1,989)
Average maturity		0.229		0.448		0.704		1.681		3.355
Interest rate volatility		4.38%		4.06%		3.77%		3.32%		3.33%
Amount at risk		5		34		15		(38)		(29)		(13)

Foreign Exchange Risk

We manage foreign exchange rate risk arising from our non-trading operations together with such risks arising from our trading operations. See “— Market Risk Management for Trading Activities — Foreign Exchange Risk” above.

Liquidity Risk Management

Liquidity risk is the risk of insolvency or loss due to a disparity between the inflow and outflow of funds resulting from, for example, maturity mismatches, obtaining funds at a high price or disposing of securities at an unfavorable price due to lack of available funds. We manage our liquidity in order to meet our financial liabilities from withdrawals of deposits, redemption of matured debentures and repayments at maturity of borrowed funds. We also require sufficient liquidity to fund loans, to extend other credits and to invest in securities. Our liquidity management goal is to meet all our liability repayments on time and fund all investment opportunities even under adverse conditions. To date, we have not experienced significant liquidity risk.

We maintain liquidity by holding sufficient quantities of assets that can be liquidated to meet actual or potential demands for funds from depositors and others. We also manage liquidity by ensuring that the excess of maturing liabilities over maturing assets in any period is kept to manageable levels relative to the amount of funds we believe we could raise by issuing securities. We seek to minimize our liquidity costs by managing our liquidity position on a daily basis and by limiting the amount of cash at any time that is not invested in interest earning assets or securities.

We maintain diverse sources of liquidity to facilitate flexibility in meeting our funding requirements. We fund our operations principally by accepting deposits from retail and corporate depositors, accessing the call loan market (a short-term market for loans with maturities of less than one month), issuing debentures and borrowing from the Bank of Korea. We use the majority of funds we raise to extend loans or purchase securities. Generally, deposits are of shorter average maturity than loans or investments.

For Won-denominated assets and liabilities, we manage liquidity using a cash flow structure based on holding short-term liabilities and long-term assets. Generally, the average initial contract maturity of our new Won-denominated time deposits was about 11 months, while during the same period most of our new loans and securities had maturities over one year.

We manage liquidity risk within the limits set on Won and foreign currency accounts in accordance with the regulations of the Financial Services Commission. The Financial Services Commission requires Korean banks to maintain a Won liquidity ratio of at least 100.0% and a foreign liquidity ratio of at least 85.0%. The Financial Services Commission defines the Won liquidity ratio as Won liquid assets (including marketable securities) due within one month divided by Won liabilities due within one month.

Kookmin Bank’s Fund Management Department is responsible for daily liquidity risk management of its Won and foreign currency exposure. It reports monthly plans for funding and operations to the Asset Liability Management Committee of Kookmin Bank, which discusses factors such as interest rate movements, maturity structures of its deposits, loans and securities, re-deposit ratios and loan roll-over ratios.

The following table shows Kookmin Bank’s liquidity status and limits for Won and foreign currency accounts as of December 31, 2008 in accordance with Financial Services Commission regulations:

Won Accounts:	1 Month or Less
	(In billions of Won,
	except percentages)

Assets(A)	~~W~~	52,688
Liabilities(B)		47,518
Liquidity gap		5,170
Liquidity ratio(A/B)		110.88%
Limit		100.00%

	7 Days		1 Month		3 Months
	or Less		or Less		or Less
	(In millions of US$, except percentages)

Foreign currency assets	US$	6,478	US$	11,928	US$	20,253
Foreign currency liabilities		4,984		12,318		19,434
Maturity gap		1,494		(390)		819
Cumulative gap(A)		1,494		(390)		819
Total assets(B)		41,022		41,022		41,022
Liquidity gap ratio(A/B)		3.64%		(0.95)%		104.21	%(1)
Limits		0.00%		(10.00)%		85.00%

(1)	Liquidity ratio.

The Financial Management Department in Kookmin Bank’s Management & Strategy Group reports whether we are complying with these limits monthly to Kookmin Bank’s Asset Liability Management Committee and quarterly to Kookmin Bank’s Risk Management Committee.

Operational Risk Management

Overall Status

Basel II currently defines operational risk as the “risk of loss resulting from inadequate or failed internal processes, people and systems or from external events.” However, there is still no complete consensus on the definition of operational risk in the banking industry. We define operational risk broadly to include all financial and non-financial risks, other than credit risk, market risk, interest rate risk and liquidity risk, that may arise from our operations that could negatively impact our capital, including the risk of loss resulting from inadequate or failed internal processes, people and systems or from external events as defined under Basel II. Our operational risk management objectives include not only satisfying regulatory requirements, but also providing internal support through the growth of a strong risk management culture, reinforcement of internal controls, improvement of work processes and provision of timely feedback to management members and staff throughout the bank.

We manage our operational risk primarily through Kookmin Bank, our banking subsidiary. Kookmin Bank uses an operational risk management framework meeting the Basel II Advanced Measurement Approach, or AMA, under which Kookmin Bank:

•	calculates its operational risk VaR on a quarterly basis using the “scenario based AMA” methodology, and monitors operational risk in terms of Key Risk Indicators, or KRI, using tolerance levels for each indicator;

•	executes integrated compliance and operational risk Control Self Assessments, or CSAs, that enhance the effect on internal controls, which Kookmin Bank employees are able to access and use for process improvement;

•	collects and analyzes internal and external loss data;

•	conducts scenario analyses to evaluate exposure to high-severity events;

•	manages certain insurance-related activities relating to insurance strategies established to mitigate operational risk;

•	uses a detailed business continuity plan covering all of its operations and locations to prepare against unexpected events, including an alternate back-up site for use in disaster events as well as annual full-scale testing of such site.

•	refines bank-wide operational risk policies and procedures;

•	provides appropriate training and support to business line operational risk managers; and

•	reports overall operational risk status to our senior management.

Each of Kookmin Bank’s relevant business units has primary responsibility for the management of its own operational risk. In addition, the Operational Risk Unit, which is part of Kookmin Bank’s Risk Management Department, monitors bank-wide operational risk. Kookmin Bank also has internal control managers in all of its subsidiaries, departments and branches who periodically conduct CSAs and monitor KRIs. Through this method, Kookmin Bank is able to ensure proper monitoring and measurement of operational risk in each of its business groups.

Internal Control

Our Audit and Compliance Department plays an important role in reviewing and maintaining the integrity of our internal control environment.

Our group-level Audit Committee, which consists of five non-executive directors, is an independent authority that evaluates the effectiveness and efficiency of our group-wide internal control systems and business processes and monitors our subsidiaries’ compliance with such systems and processes, as well as reviews the reliability of our financial statements to secure the transparency and stability of our management (including through the activities of our independent auditor). In particular, we have established group-wide internal guidelines with respect to our subsidiaries’ audit reporting requirements. Our subsidiaries review their operations and their level of compliance with internal control systems and business processes on a quarterly basis and, as part of this process, they report any problems discovered and any remedial actions taken to our group-level Audit Committee. Based on the results of these reports, or on an ad hoc basis in response to any problem or potential problem that it identifies, the Audit Committee may direct a subsidiary to conduct an audit of its operations or, if it chooses to do so, conduct its own audit of those operations. The Audit Committee interacts on a regular basis with our Audit and Compliance Department and our risk management department. In carrying out these duties, the Audit Committee ultimately protects our property for the benefit of our shareholders, investors and customers by independently monitoring our management.

Kookmin Bank’s audit division consists of two departments, Channel Audit Department and Management Audit Department, and they are the execution bodies for its audit committee and support our management objectives by auditing the operations of its branches using a risk analysis system and reviewing the operations of its headquarters and subsidiaries through the use of “risk-based audit” in accordance with the “business measurement process” audit methodology, which requires that its Management Audit Department evaluate the risk and process of its business units and concentrate their audit capacity with respect to high risk areas. Kookmin Bank’s audit division, along with its chief audit executive (who is the person responsible for auditing the daily business activities of Kookmin Bank’s management), also performs the following activities:

•	general audits, which include full-scale audits of the overall operations performed according to an annual audit plan, and sectional audits of selected operations;

•	special audits, performed when our or Kookmin Bank’s audit committee or Kookmin Bank’s chief audit executive deems it necessary or pursuant to requests by the president and chief executive officer, board or supervisory authorities, such as the Financial Supervisory Service;

•	day-to-day audits, including preliminary audits and ex post facto audits, performed by Kookmin Bank’s chief audit executive with respect to the regular management of its operations; and

•	real-time monitoring audits, performed to detect any unusual transactions by analyzing data and information with a computerized audit system, and to take necessary actions with respect to such transactions in a timely manner.

The Financial Supervisory Service periodically conducts a general examination of our operations. It also performs special examination on particular aspects of our operations, such as risk management, credit monitoring and liquidity, as the need arises.

As a result of recent regulatory trends, Kookmin Bank’s audit division is continuing its efforts to establish an advanced audit system and value-added internal audit by introducing risk-based audit techniques.

Kookmin Bank’s Compliance Supporting Department operates a compliance system to ensure that all of our employees comply with the relevant laws and regulations. This system’s main function is to establish and manage our compliance program, educate employees and management and improve our internal control process.

Legal Risk

We consider legal risk as a part of our operational risk. The uncertainty of the enforceability of the obligations of our customers and counterparties, including foreclosure on collateral, creates legal risk. Changes in laws and regulations could also adversely affect us. Legal risk is higher in new areas of business where the law is often untested in the courts, although legal risk can also increase in our traditional business to the extent that the legal and regulatory landscape in Korea is changing and many new laws and regulations governing the financial industry remain untested. Our Legal Department seeks to minimize legal risk by using stringent legal documentation, employing procedures designed to ensure that transactions are properly authorized and consulting legal advisers. Our internal auditors review loan documentation to ensure that these are correctly drawn up to withstand any potential future scrutiny in court should such scrutiny occur.

IT System Operational Risk

The integrity of our IT systems, and their ability to withstand potential catastrophic events, are crucial to our continuing operations. Accordingly, we are continuing to strengthen our disaster recovery capabilities. In order to minimize operational risks relating to our IT systems, we have implemented a multi-CPU system that runs multiple CPUs simultaneously on-site and ensures system continuity in case any of the CPUs fails. This system backs up our data systems at an off-site location on a real-time basis to ensure that our operations can be carried out normally and without material interruption in the event of CPU failure.

We currently test our disaster recovery systems on a quarterly basis, with the comprehensive testing including our branches and the main IT center’s disaster recovery system. Our disaster recovery capabilities involve a number of operations other than our core banking operations, including credit card and call center transactions. Internally, our IT Service Operations Department monitors all of our electronic and computerized network processes and IT systems. This department monitors and reports on any unusual delays or irregularities reported by our branches. In addition, our IT Planning Department is responsible for the daily monitoring of its entire information security system.

Item 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not Applicable

Item 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not Applicable

Item 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not Applicable

Item 15.	CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

We have evaluated, with the participation of our chief executive officer and chief financial officer, the effectiveness of our disclosure controls and procedures as of December 31, 2008. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon our evaluation, our chief executive officer and chief financial officer concluded that our disclosure controls and procedures as of December 31, 2008 were effective to provide reasonable assurance that information required to be disclosed by us in the reports that we file or submit under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported, within the time periods specified in the applicable rules and forms, and that it is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding required disclosure.

Management’s Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. Under the supervision and with the participation of our management, including our chief executive officer and chief financial officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America. Our internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements. Because of its inherent limitations, internal control over financial reporting is not intended to provide absolute assurance that a misstatement of our financial statements would be prevented or detected. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Based on our evaluation, our management concluded that our internal control over financial reporting was effective as of December 31, 2008. The effectiveness of our internal control over financial reporting as of December 31, 2008 has been audited by Deloitte Anjin LLC, an independent registered public accounting firm, which also audited our financial statements as of and for the year ended December 31, 2008, as stated in its report which is included herein.

Changes in Internal Control Over Financial Reporting

There has been no change in our internal control over financial reporting during 2008 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 16.	RESERVED

Item 16A.	Audit Committee Financial Expert

Our board of directors has determined that Suk Sig Lim, our non-executive director and member of our Audit Committee, qualifies as an “audit committee financial expert” and is independent within the meaning of this Item 16A.

Item 16B.	Code of Ethics

Section 406 of the Sarbanes-Oxley Act of 2002 requires us either to adopt a code of ethics that applies to our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions or, if no such code of ethics has been adopted, to disclose the reason for not adopting such a code. Following our establishment on September 29, 2008, we have not yet adopted such code of ethics. However, we are currently in the process of adopting a code of ethics which will apply to our chief executive officer, chief financial officer and persons performing similar functions as well as to our non-executive directors and other officers and employees and plan to implement such code in the second half of 2009. Our code of ethics, when adopted, will be made available on our website at http://www.kbfng.com. If we amend the provisions of our code of ethics that apply to our chief executive officer and chief financial officer and persons performing similar functions, or if we grant any waiver of such provisions, we will disclose such amendment or waiver on our website at the same address.

Item 16C.	Principal Accountant Fees and Services

Audit and Non-audit Fees

The following table sets forth the fees billed to us by independent registered public accounting firm Deloitte Anjin LLC during the fiscal years ended December 31, 2007 and 2008:

	Year Ended December 31,
	2007		2008
	(In millions of Won)

Audit fees	~~W~~	4,359	~~W~~	4,999
Audit-related fees		—		—
Tax fees		—		—
All other fees		70		94

Total fees	~~W~~	4,429	~~W~~	5,093

Audit fees in the above table are the aggregate fees billed by Deloitte Anjin LLC in connection with the audits of:

•	our annual financial statements and the review of our interim financial statements; and

•	our special purpose entities in connection with the Korean Securities and Exchange Act.

Other fees in the above table are fees billed by Deloitte Anjin LLC in connection with our financial debenture offering services.

Audit Committee Pre-Approval Policies and Procedures

Our audit committee pre-approves the engagement of our independent auditors for audit services with respect to our U.S. GAAP financial statements. Our audit committee has implemented a policy regarding pre-approval of certain other services provided by our independent auditors that the audit committee has deemed as not affecting their independence. Under this policy, pre-approvals for the following services have been granted by our audit committee: (i) services related to the audit of our financial statements prepared in accordance with Korean GAAP and our internal controls under Korean laws and regulations; (ii) general tax advisory services; (iii) due diligence services; (iv) issuance of comfort letters in connection with offering of securities by us; and (v) educational services provided to our employees.

Any other audit or permitted non-audit service must be pre-approved by the audit committee on a case-by-case basis. Our audit committee did not pre-approve any non-audit services under the de minimis exception of Rule 2.01(c)(7)(i)(C) of Regulation S-X as promulgated by the Securities and Exchange Commission.

Item 16D.	Exemptions from the Listing Standards for Audit Committees

Not Applicable

Item 16E.	Purchase of Equity Securities by the Issuer and Affiliated Purchasers

The following table sets forth the repurchases of our common shares by us or any “affiliated purchasers” (as defined in Rule 10b-18(a)(3) of the Exchange Act) during the year ended December 31, 2008:

					Total Number of	Maximum Number of
					Shares Purchased as	Shares That May Yet
	Total Number of		Average Price Paid		Part of Publicly	Be Purchased Under
Period	Shares Purchased		per Share		Announced Plans	the Plans
(In Won)

January 1 to January 31	—			—	—	—
February 1 to February 28	—			—	—	—
March 1 to March 31	—			—	—	—
April 1 to April 30	—			—	—	—
May 1 to May 31	—			—	—	—
June 1 to June 30	—			—	—	—
July 1 to July 31	—			—	—	—
August 1 to August 31	12,155,034	(1)	~~W~~	58,683	12,155,034	—
September 1 to September 30	4,684,966	(1)		58,683	4,684,966	—
	38,263,249	(2)		63,293	38,263,249	—
	18,504,352	(3)		43,133	18,504,352	—
October 1 to October 31	—			—	—	—
November 1 to November 30	—			—	—	—
December 1 to December 31	—			—	—	—

Total	73,607,601		~~W~~	57,170	73,607,601	—

(1)	In connection with the “comprehensive stock transfer” under Korean law pursuant to which we were established, Kookmin Bank executed a share buy back program, announced on August 14, 2008, pursuant to which it repurchased 16,840,000 shares of its common stock between August 18, 2008 to September 3, 2008. See “Item 4A. History and Development of the Company — The Establishment of KB Financial Group.”

(2)	In connection with the stock transfer, Kookmin Bank repurchased 38,263,249 shares of its common stock on September 26, 2008, at ~~W~~63,293 per share, as a result of the exercise of appraisal rights by dissenting stockholders. See “Item 4A. History and Development of the Company — The Establishment of KB Financial Group.”

(3)	In connection with the stock transfer, Kookmin Bank transferred its common stock of KB Investment & Securities Co., Ltd., KB Asset Management Co., Ltd., KB Real Estate Trust Co., Ltd., KB Investment Co., Ltd., KB Futures Co., Ltd., KB Credit Information Co., Ltd., and KB Data Systems Co., Ltd. to us and, as consideration for such transferred shares, received 18,504,352 shares of our common stock in accordance with the specified stock transfer ratio applicable to each such subsidiary. See “Item 4A. History and Development of the Company — The Establishment of KB Financial Group.”

Item 16G.	Corporate Governance

Differences in Corporate Governance Practices

Pursuant to the rules of the New York Stock Exchange applicable to foreign private issuers like us that are listed on the New York Stock Exchange, we are required to disclose significant differences between the New York Stock Exchange’s corporate governance standards and those that we follow under Korean law and in accordance with our own internal procedures. The following is a summary of such significant differences:

NYSE Corporate Governance Standards	KB Financial Group

Director independence
Listed companies must have a majority of independent directors.	The majority of our board of directors is independent (as defined in accordance with the New York Stock Exchange’s standards), as 9 out of 12 directors are non-executive directors.
Executive Session
Listed companies must hold meetings solely attended by non-management directors to more effectively check and balance management directors.	Our non-executive directors hold quarterly executive sessions in accordance with the Regulation of the Board of Directors.
Nomination/Corporate Governance Committee
Listed companies must have a nomination/corporate governance committee composed entirely of independent directors.	Our Non-executive Director Nominating Committee is generally composed of four non-executive directors.
Compensation Committee
Listed companies must have a compensation committee composed entirely of independent directors.	We maintain an Evaluation and Compensation Committee composed of four non-executive directors.
Audit Committee
Listed companies must have an audit committee that satisfies the requirements of Rule 10A-3 under the Exchange Act.	We maintain an Audit Committee composed of five non-executive directors. Accordingly, we are in compliance with Rule 10A-3 under the Exchange Act.
Audit Committee Additional Requirements
Listed companies must have an audit committee that is composed of more than three directors.	Our Audit Committee has five members, as described above.
Shareholder Approval of Equity Compensation Plan
Listed companies must allow its shareholders to exercise their voting rights with respect to any material revision to the company’s equity compensation plan.	We currently have two equity compensation plans: one providing for the grant of stock options to officers and directors and performance share agreements with certain of our directors.

All material matters related to our stock option plan are provided in our Articles of Incorporation, and any amendments to the Articles of Incorporation are subject to shareholders’ approval.

Matters related to the performance share agreements are not subject to shareholders’ approval under Korean law.
Corporate Governance Guidelines
Listed companies must adopt and disclose corporate governance guidelines.	We have adopted, but have not disclosed, corporate governance guidelines.
Code of Business Conduct and Ethics
Listed companies must adopt and disclose a code of business conduct and ethics for directors, officers and employees, and promptly disclose any waivers of the code for directors or executive officers.	We are currently in the process of adopting a code of ethics which will apply to our directors, officers and employees and plan to implement such code in the second half of 2009. Our code of ethics, when adopted, will be made available on our website at http://www.kbfng.com.

Item 17.	FINANCIAL STATEMENTS

Not Applicable

Item 18.	FINANCIAL STATEMENTS

Item 19.	EXHIBITS

Reference is made to Item 19(a) for a list of all financial statements filed as part of this annual report.

(a) List of Financial Statements:

(b) Exhibits

Pursuant to the rules and regulations of the U.S. Securities and Exchange Commission, KB Financial Group has filed certain agreements as exhibits to this Annual Report on Form 20-F. These agreements may contain representations and warranties made by the parties. These representations and warranties have been made solely for the benefit of the other party or parties to such agreements and (i) may be intended not as statements of fact, but rather as a way of allocating the risk to one of the parties to such agreements if those statements turn out to be inaccurate, (ii) may have been qualified by disclosures that were made to such other party or parties and that either have been reflected in the company’s filings or are not required to be disclosed in those filings, (iii) may apply materiality standards different from what may be viewed as material to investors and (iv) were made only as of the date of such agreements or such other date(s) as may be specified in such agreements and are subject to more recent developments. Accordingly, these representations and warranties may not describe KB Financial Group’s actual state of affairs at the date of this annual report.

Number		Description

1.1		Articles of Incorporation of KB Financial Group (translation in English).
2.1		Form of Share Certificate of KB Financial Group’s common stock, par value ~~W~~5,000 per share (translation in English).
2	.2*	Form of Third Amended and Restated Deposit Agreement among KB Financial Group, Citibank N.A., as depositary, and all holders and beneficial owners from time to time of American depositary shares evidenced by American depositary receipts issued thereunder, including the form of American depositary receipt.
4.1		Amended and Restated Strategic Alliance Agreement, dated as of August 27, 2003, between Kookmin Bank and ING Bank N.V.
4.2		Agreement Dealing with the Establishment of KB Financial Holding Company, dated as of April 30, 2008, among Kookmin Bank, KB Asset Management Co., Ltd., ING Bank B.V. and ING Insurance International B.V.
8	.1**	List of subsidiaries of KB Financial Group.
12.1		Section 302 certifications.
13.1		Section 906 certifications.

*	Incorporated by reference to the registrant’s filing on Form F-6 (No. 333-153711), filed on September 29, 2008.

**	Incorporated by reference to Note 34 of the consolidated financial statements of the registrant included in this annual report.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

KB FINANCIAL GROUP INC.
(Registrant)

/s/  Young-Key Hwang
(Signature)

Young-Key Hwang
Chairman and Chief Executive Officer
(Name and Title)

Date: June 15, 2009

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM —
INTERNAL CONTROL OVER FINANCIAL REPORTING

To the Board of Directors and Stockholders of
KB Financial Group Inc.:

We have audited the internal control over financial reporting of KB Financial Group Inc. and its subsidiaries (collectively referred to as the “Company”) as of December 31, 2008, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed by, or under the supervision of, the company’s principal executive and principal financial officers, or persons performing similar functions, and effected by the company’s board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. The company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2008 of the Company and our report dated May 22, 2009 expressed an unqualified opinion on those consolidated financial statements and included explanatory paragraphs related to the Company’s adoption of Financial Accounting Standards Board (“FASB”) Interpretation No. 48, Accounting for Uncertainty in Income Taxes-an interpretation of FASB Statement No. 109 and FASB No. 157, Fair Value Measurement, the reorganization of Kookmin Bank to KB Financial Group Inc. and the translation of financial statement amounts into United States dollars for the convenience of readers in the United States of America.

/s/  DELOITTE ANJIN LLC

Seoul, Korea
May 22, 2009

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM —
CONSOLIDATED FINANCIAL STATEMENTS

To the Board of Directors and Stockholders of
KB Financial Group Inc.:

We have audited the accompanying consolidated balance sheets of KB Financial Group Inc. and its subsidiaries (collectively referred to as the “Company”) as of December 31, 2007 and 2008, and the related consolidated statements of income and comprehensive income, changes in stockholders’ equity and cash flows for each of the three years in the period ended December 31, 2008, all expressed in Korean Won. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of KB Financial Group Inc. and its subsidiaries as of December 31, 2007 and 2008, and the results of their operations, changes in stockholders’ equity and their cash flows for each of the three years in the period ended December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 3 to the consolidated financial statements, in accordance with a stock transfer plan, KB Financial Group Inc. was established on September 29, 2008 and the stockholders of Kookmin Bank received one common share of KB Financial Group Inc. for one common share of Kookmin Bank. As a result, Kookmin Bank became a wholly-owned subsidiary of KB Financial Group, Inc., and, in addition, the shares of KB Financial Group Inc. replaced the shares of Kookmin Bank on the Korea Stock Exchange on October 10, 2008.

As discussed in Note 1 to the consolidated financial statements, the Company adopted Financial Accounting Standards Board (“FASB”) Interpretation No. 48, Accounting for Uncertainty in Income Taxes-an interpretation of FASB Statement No. 109, as of January 1, 2007. The Company also adopted FASB No. 157, Fair Value Measurements, as of January 1, 2008.

Our audit also comprehended the translation of Korean Won amounts into United States dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 1. Such U.S. dollar amounts are presented solely for the convenience of readers in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2008, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated May 22, 2009 expressed an unqualified opinion on the Company’s internal control over financial reporting.

/s/  DELOITTE ANJIN LLC

Seoul, Korea
May 22, 2009

KB FINANCIAL GROUP INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
AS OF DECEMBER 31, 2007 and 2008

	2007	2008	2008
	Korean Won		Translation into
	(In millions)		U.S. Dollars
			(Note 1)
			(In thousands)

ASSETS
Cash and cash equivalents	2,770,463	3,073,410	2,435,349
Restricted cash	3,996,496	4,793,948	3,798,691
Interest-bearing deposits in other banks	69,003	234,534	185,843
Call loans and securities purchased under resale agreements	1,628,107	1,407,474	1,115,273
Trading assets	6,594,318	13,095,157	10,376,511
Investments	24,684,522	29,209,460	23,145,372
Loans (net of allowance for loan losses of ~~W~~1,864,029 million in 2007 and ~~W~~3,043,535 million ($2,411,676 thousand) in 2008)	170,721,031	197,066,505	156,154,124
Due from customers on acceptances	1,106,135	2,062,618	1,634,404
Premises and equipment, net	1,659,579	1,774,900	1,406,418
Accrued interest and dividends receivable	898,965	1,123,833	890,517
Security deposits	1,335,395	1,427,624	1,131,239
Goodwill	394,457	578,452	458,361
Other intangible assets, net	183,470	208,486	165,203
Other assets	1,640,827	2,270,510	1,799,138

Total assets	217,682,768	258,326,911	204,696,443

LIABILITIES
Deposits:
Interest bearing	134,759,588	155,263,206	123,029,482
Non-interest bearing	3,678,043	3,438,269	2,724,460
Call money	794,138	3,443,811	2,728,852
Trading liabilities	1,811,922	8,191,081	6,490,555
Acceptances outstanding	1,106,135	2,062,618	1,634,404
Other borrowed funds	7,776,218	10,526,916	8,341,455
Accrued interest payable	4,195,516	4,961,602	3,931,539
Secured borrowings	6,314,916	5,879,653	4,658,996
Long-term debt	36,306,920	45,147,962	35,774,930
Other liabilities	3,953,382	3,817,005	3,024,569

Total liabilities	200,696,778	242,732,123	192,339,242

Commitments and contingencies (Note 31)
Minority interests	20,413	81	64

STOCKHOLDERS’ EQUITY
Common stock (~~W~~5,000 par value, authorized 1 billion shares, 336,379,116 shares issued and 336,353,034 shares outstanding at 2007 and 356,351,693 shares issued and 308,921,422 shares outstanding at 2008)	1,681,896	1,781,758	1,411,853
Additional paid-in capital	5,404,761	6,253,322	4,955,089
Retained earnings	10,013,862	10,032,771	7,949,898
Accumulated other comprehensive income (loss), net of tax	(132,986)	389,909	308,961
Less: Treasury stock, at cost, 26,082 shares at 2007 and 47,430,271 shares at 2008	(1,956)	(2,863,053)	(2,268,664)

Total stockholders’ equity	16,965,577	15,594,707	12,357,137

Total liabilities, minority interests and stockholders’ equity	217,682,768	258,326,911	204,696,443

The accompanying notes are an integral part of these consolidated financial statements.

KB FINANCIAL GROUP INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME
FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 and 2008

	2006	2007	2008	2008
	Korean Won			Translation into
	(In millions, except per share amounts)			U.S. Dollars
				(Note 1)
				(In thousands, except
				per share amounts)

Interest and dividend income
Deposits in other banks	28,100	18,649	106,265	84,204
Loans, including fees	9,940,988	11,295,343	13,864,324	10,985,994
Trading assets	158,722	247,376	281,970	223,431
Investment securities	1,216,951	1,170,840	1,487,980	1,179,064
Call loans and securities purchased under resale agreements	60,191	60,133	87,903	69,654

Total interest and dividend income	11,404,952	12,792,341	15,828,442	12,542,347

Interest expense
Deposits	3,408,499	4,131,815	6,313,614	5,002,864
Call money	118,969	101,327	121,099	95,958
Other borrowed funds	354,255	478,446	417,315	330,678
Secured borrowings	388,539	378,569	342,025	271,018
Long-term debt	1,072,108	1,597,291	2,165,600	1,716,006

Total interest expense	5,342,370	6,687,448	9,359,653	7,416,524

Net interest income	6,062,582	6,104,893	6,468,789	5,125,823
Provision for (reversal of provision for) credit losses	(99,926)	18,374	2,313,454	1,833,165

Net interest income after provision for credit losses	6,162,508	6,086,519	4,155,335	3,292,658

Non-interest income
Trust fees, net	155,657	159,175	165,459	131,109
Other fees and commission income	2,134,630	2,424,072	2,380,691	1,886,443
Net trading revenue	263,118	40,732	104,141	82,521
Net gain on investments	85,070	1,017,314	90,391	71,625
Other non-interest income	241,135	371,564	211,597	167,668

Total non-interest income	2,879,610	4,012,857	2,952,279	2,339,366

Non-interest expenses
Salaries and employee benefits	2,053,834	2,279,827	2,334,983	1,850,224
Depreciation and amortization	323,788	418,882	407,187	322,652
Other administrative expenses	770,548	835,720	875,278	693,564
Credit card fees	238,915	338,217	373,780	296,181
Other fees and commissions	653,851	728,549	826,435	654,862
Other non-interest expenses	481,280	532,379	503,166	398,705

Total non-interest expenses	4,522,216	5,133,574	5,320,829	4,216,188

Income before income tax expense and minority interests	4,519,902	4,965,802	1,786,785	1,415,836

Income tax expense	1,422,904	1,206,433	453,847	359,626
Minority interests	4,745	4,262	6,974	5,526

Income before cumulative effect of a change in accounting principle	3,092,253	3,755,107	1,325,964	1,050,684

Cumulative effect of a change in accounting principle (Note 28)	(1,687)	—	—	—

Net income	3,090,566	3,755,107	1,325,964	1,050,684

Other comprehensive income (loss), net of tax
Foreign currency translation adjustments	(4,043)	1,509	91,626	72,604
Net unrealized gains (losses) on investment securities	485,081	(558,982)	431,269	341,735

Total other comprehensive income (loss), net of tax	481,038	(557,473)	522,895	414,339

Comprehensive income	3,571,604	3,197,634	1,848,859	1,465,023

Net income per common share
Basic:
Income before cumulative effect of a change in accounting principle	9,194	11,164	4,121	3.27
Cumulative effect of a change in accounting principle	(5)	—	—	—

Net income	9,189	11,164	4,121	3.27

Diluted:
Income before cumulative effect of a change in accounting principle	9,193	11,164	4,121	3.27
Cumulative effect of a change in accounting principle	(5)	—	—	—

Net income	9,188	11,164	4,121	3.27

Weighted average basic common shares outstanding (In thousands)	336,351	336,346	321,727	321,727

Weighted average diluted common shares outstanding (In thousands)	336,353	336,346	321,727	321,727

The accompanying notes are an integral part of these consolidated financial statements.

KB FINANCIAL GROUP INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 and 2008

					Accumulated
					Other
			Additional		Comprehensive		Total
	Common Stock		Paid-in	Retained	Income (Loss),	Treasury	Stockholders’
	Shares	Amount	Capital	Earnings	Net of Tax	Stock	Equity
	Korean Won (In millions, except share data)

Balance at January 1, 2006	336,161,181	1,681,896	5,416,396	4,360,327	(56,551)	(9,660)	11,392,408
Purchase of treasury stock	(368,798)	—	—	—	—	(28,555)	(28,555)
Reissuance of treasury stock
a. On exercise of stock options	217,935	—	(367)	—	—	9,660	9,293
b. Sale to market	317,455	—	(275)	—	—	24,694	24,419
Stock-based compensation	—	—	(12,104)	—	—	—	(12,104)
Cash dividends declared (~~W~~550 per share)	—	—	—	(184,889)	—	—	(184,889)
Other comprehensive income (loss), net of tax
a. Foreign currency translation	—	—	—	—	(4,043)	—	(4,043)
b. Unrealized holding gains on investment securities	—	—	—	—	485,081	—	485,081
Net income	—	—	—	3,090,566	—	—	3,090,566

Balance at December 31, 2006	336,327,773	1,681,896	5,403,650	7,266,004	424,487	(3,861)	14,772,176

Cumulative adjustment for accounting change	—	—	—	220,348	—	—	220,348

Adjusted balance at January 1, 2007	336,327,773	1,681,896	5,403,650	7,486,352	424,487	(3,861)	14,992,524
Purchase of treasury stock	(77,084)	—	—	—	—	(6,247)	(6,247)
Reissuance of treasury stock
Sale to market	102,345	—	60	—	—	8,152	8,212
Stock-based compensation	—	—	1,051	—	—	—	1,051
Cash dividends declared (~~W~~3,650 per share)	—	—	—	(1,227,597)	—	—	(1,227,597)
Other comprehensive income (loss), net of tax
a. Foreign currency translation	—	—	—	—	1,509	—	1,509
b. Unrealized holding losses on investment securities	—	—	—	—	(558,982)	—	(558,982)
Net income	—	—	—	3,755,107	—	—	3,755,107

Balance at December 31, 2007	336,353,034	1,681,896	5,404,761	10,013,862	(132,986)	(1,956)	16,965,577

Balance at January 1, 2008	336,353,034	1,681,896	5,404,761	10,013,862	(132,986)	(1,956)	16,965,577
Issuance of common shares	19,972,577	99,862	856,529	—	—	—	956,391
Purchase of treasury stock	(73,636,201)	—	—	—	—	(4,445,041)	(4,445,041)
Reissuance of treasury stock
Sale to market	26,232,012	—	(28,245)	(482,990)	—	1,583,944	1,072,709
Stock-based compensation	—	—	20,277	—	—	—	20,277
Cash dividends declared (~~W~~2,450 per share)	—	—	—	(824,065)	—	—	(824,065)
Other comprehensive income (loss), net of tax
a. Foreign currency translation	—	—	—	—	91,626	—	91,626
b. Unrealized holding gains on investment securities	—	—	—	—	431,269	—	431,269
Net income	—	—	—	1,325,964	—	—	1,325,964

Balance at December 31, 2008	308,921,422	1,781,758	6,253,322	10,032,771	389,909	(2,863,053)	15,594,707

	Translation into U.S. Dollars (Note 1) (In thousands, except share data)
Balance at January 1, 2008	336,353,034	1,332,722	4,282,695	7,934,915	(105,378)	(1,550)	13,443,404
Issuance of common shares	19,972,577	79,131	678,708	—	—	—	757,839
Purchase of treasury stock	(73,636,201)	—	—	—	—	(3,522,220)	(3,522,220)
Reissuance of treasury stock
Sale to market	26,232,012	—	(22,381)	(382,718)	—	1,255,106	850,007
Stock-based compensation	—	—	16,067	—	—	—	16,067
Cash dividends declared (US$1.94 per share)	—	—	—	(652,983)	—	—	(652,983)
Other comprehensive income (loss), net of tax
a. Foreign currency translation	—	—	—	—	72,604	—	72,604
b. Unrealized holding gains on investment securities	—	—	—	—	341,735	—	341,735
Net income	—	—	—	1,050,684	—	—	1,050,684

Balance at December 31, 2008	308,921,422	1,411,853	4,955,089	7,949,898	308,961	(2,268,664)	12,357,137

The accompanying notes are an integral part of these consolidated financial statements.

KB FINANCIAL GROUP INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 and 2008

	2006	2007	2008	2008
	Korean Won (In millions)			Translation into
				U.S. Dollars
				(Note 1)
				(In thousands)

Cash flows from operating activities:
Net income	3,090,566	3,755,107	1,325,964	1,050,684
Adjustments to reconcile net income to net cash provided by operating activities:
Provision for (reversal of provision for) credit losses	(99,926)	18,374	2,313,454	1,833,165
Depreciation and amortization	323,788	418,882	407,187	322,652
Accretion of discounts on finance debentures	172,279	272,511	155,458	123,183
Net loss (gain) on valuation of trading securities	(6,092)	47,890	(74,578)	(59,095)
Net loss (gain) on valuation of derivatives	77,841	205,628	(652,909)	(517,361)
Net loss (gain) on transaction of derivatives	(309,179)	(71,265)	473,307	375,045
Net gain on sales of available-for-sale securities	(40,408)	(726,845)	(16,306)	(12,920)
Impairment losses on available-for-sale securities	48,020	50,467	224,925	178,229
Net gain on redemption of available-for-sale securities	(1,101)	(5,017)	(43,254)	(34,274)
Impairment losses on held-to-maturities securities	—	8,067	17,218	13,643
Net loss (gain) on redemption of held-to-maturities securities	4	(6)	—	—
Income of equity method investments	(60,543)	(68,183)	8,673	6,873
Gain on sales of equity method investments	—	(143,893)	(343,660)	(272,313)
Loss on impairment of other securities	9,328	7,367	205,681	162,980
Net gain on other securities	(40,370)	(139,271)	(143,669)	(113,842)
Net loss on fair value hedge accounting	—	224	27,032	21,420
Net loss (gain) on sales of loans	(167)	455	3,293	2,609
Net gain on disposal of premises and equipment	(13,701)	(13,067)	(3,538)	(2,804)
Impairment loss on other assets	3,819	1,171	2,272	1,801
Non-cash stock compensation expense	19,191	7,513	(20,139)	(15,958)
Minority interests in net income of consolidated subsidiaries	4,745	4,262	6,974	5,526
Net change in:
Trading assets	1,245,188	(3,032,170)	(6,279,966)	(4,976,201)
Accrued interest and dividend receivable	257,213	(96,737)	(223,467)	(177,074)
Deferred income tax assets	446,015	48,376	—	—
Income tax receivable	—	(471,317)	(42,805)	(33,919)
Other assets	(293,154)	(285,181)	(761,952)	(603,766)
Trading liabilities	96,159	588,721	6,506,002	5,155,311
Accrued interest payable	392,027	497,018	765,565	606,628
Deferred income tax liabilities	3	108,464	(40,504)	(32,095)
Other liabilities	(1,245,530)	817,536	(372,488)	(295,157)

Net cash provided by operating activities	4,076,015	1,805,081	3,423,770	2,712,970

KB FINANCIAL GROUP INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS — (Continued)

	2006	2007	2008	2008
	Korean Won (In millions)			Translation into
				U.S. Dollars
				(Note 1)
				(In thousands)

Cash flows from investing activities:
Net change in restricted cash	(1,018,502)	(719,352)	(797,452)	(631,895)
Net change in interest-bearing deposits in other banks	90,259	356,124	(126,922)	(100,572)
Net change in call loans and securities purchased under resale agreements	(21,588)	110,869	211,951	167,948
Proceeds from sales of available-for-sale securities	7,741,645	10,571,122	8,510,135	6,743,372
Proceeds from maturities of available-for-sale securities	13,689,688	4,026,451	13,206,773	10,464,955
Purchases of available-for-sale securities	(20,272,330)	(13,672,668)	(22,295,970)	(17,667,172)
Proceeds from maturities, prepayments and calls of held-to-maturity securities	3,596,197	3,205,441	1,735,488	1,375,189
Purchases of held-to-maturity securities	(4,056,378)	(3,332,823)	(3,322,132)	(2,632,434)
Net change in venture capital securities	1,439	(7,811)	9,949	7,884
Proceeds from sales of equity method investment	12,645	209,387	699,932	554,621
Purchases of equity method investment	(47,626)	(128,088)	(812,616)	(643,911)
Net change in other securities	118,062	42,595	(415,690)	(329,390)
Acquisition of subsidiaries, net of cash acquired	—	—	(267,543)	(211,999)
Net originations and repayments of loans	(14,094,982)	(21,891,140)	(28,957,933)	(22,946,065)
Proceeds from sales of loans	570	282,690	529,769	419,785
Proceeds from sales of premises and equipment	49,435	113,954	13,956	11,059
Payments for purchases of premises and equipment	(363,857)	(492,379)	(454,877)	(360,442)
Net change in security deposits	(5,832)	(144,981)	(91,356)	(72,390)

Net cash used in investing activities	(14,581,155)	(21,470,609)	(32,624,538)	(25,851,457)

KB FINANCIAL GROUP INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS — (Continued)

	2006	2007	2008	2008
	Korean Won (In millions)			Translation into
				U.S. Dollars
				(Note 1)
				(In thousands)

Cash flows from financing activities:
Net increase (decrease) in non-interest bearing deposits	433,103	(667,229)	(239,913)	(190,106)
Net increase in interest-bearing deposits	3,410,865	9,555,948	20,494,149	16,239,421
Net increase (decrease) in call money	(1,084,989)	625,945	2,581,415	2,045,495
Net decrease in secured borrowings	(643,700)	(1,147,732)	(435,263)	(344,899)
Net increase (decrease) in other borrowed funds	4,520,435	(3,123,966)	2,533,164	2,007,262
Proceeds from issuance of long-term debt	9,828,095	16,176,552	15,981,200	12,663,392
Repayment of long-term debt	(5,071,604)	(1,523,302)	(7,255,854)	(5,749,488)
Cash dividends paid to minority stockholders by subsidiaries	(1,536)	(1,534)	(1,535)	(1,216)
Proceeds from exercise of stock options	10,615	—	—	—
Payment for stock option exercise	—	(5,308)	(894)	(708)
Proceeds from reissuance of treasury stock	24,419	8,212	1,595	1,264
Purchases of treasury stock	(28,555)	(6,247)	(3,411,293)	(2,703,085)
Cash dividends paid on common stocks	(184,889)	(1,227,784)	(824,065)	(652,983)
Increase in minority interests	—	—	1,013	803

Net cash provided by financing activities	11,212,259	18,663,555	29,423,719	23,315,152

Effect of exchange rate changes on cash	(18,143)	(2,082)	79,996	63,389

Net increase (decrease) in cash and cash equivalents	688,976	(1,004,055)	302,947	240,054
Cash and cash equivalents, beginning of year	3,085,542	3,774,518	2,770,463	2,195,295

Cash and cash equivalents, end of year	3,774,518	2,770,463	3,073,410	2,435,349

Supplemental disclosure of cash flow information:
Cash paid during the year for interest	4,962,272	6,190,345	8,593,635	6,809,536
Cash paid during the year for income tax	1,476,113	1,277,979	1,114,677	883,262
Supplemental schedule of noncash investing and financing activities:
Bonds and securities received in connection with loan restructuring	879	1,687	40	32
Increase (decrease) in cumulative translation adjustments, net of tax	(4,043)	1,509	91,626	72,604
Increase (decrease) in unrealized gains on investment securities, net of tax	485,081	(558,982)	431,269	341,735
Issuance of common stock-reorganization:
Acquisition of treasury stock	—	—	856,555	678,728
Acquisition of minority interests	—	—	33,459	26,513
Goodwill-minority interests	—	—	68,935	54,624

The accompanying notes are an integral part of these consolidated financial statements.

KB FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.	General Information and Summary of Significant Accounting Policies

KB Financial Group Inc. is a financial holding company whose businesses provide a broad range of financial services to consumer and corporate customers in the Republic of Korea. KB Financial Group Inc. was incorporated on September 29, 2008 under the Financial Holding Company Act in Korea.

KB Financial Group Inc. and its subsidiaries (collectively referred to as the “Company”) derive substantially all of their revenue and income from providing a broad range of banking and related financial services to consumers and corporations primarily in Korea and in selected international markets. The Company’s principal business includes ownership and management of subsidiaries and affiliate companies that are engaged in financial services or activities.

As of December 31, 2008, the Company’s paid-in capital amounted to ~~W~~1,781,758 million. Out of 356,351,693 shares issued at December 31, 2008, 37,396,581 of shares (10.49% of total shares issued) were listed on the New York Stock Exchange as American Depository Shares (“ADS”).

Risk and uncertainties

The Korean economy is tied to and is affected by developments in the global economy. During the second half of 2007 and continuing through 2008, the credit markets and sub-prime residential mortgage markets in the United States experienced substantial deterioration, liquidity disruptions, and market corrections that in turn have affected the worldwide financial markets. In particular, market uncertainty in the U.S. sub-prime mortgage sector increased dramatically and further expanded to other markets, such as those for leveraged finance, collateralized debt obligations (“CDOs”) and other structured products. These market uncertainties have resulted in reduced liquidity, greater volatility, widening of credit spreads and a lack of price transparency in global credit and financial market.

Moreover, the Company’s operating revenues are impacted by fluctuations in foreign currency rates as a result of its liabilities and assets denominated in foreign currencies and its holdings of trading and investment securities. As liquidity and credit concerns and volatility in the global financial markets increased significantly from September 2008, the value of the Won relative to the U.S. dollar has depreciated at an accelerated rate.

The above conditions, together with deterioration in the overall economy, may continue to affect the markets in which the Company operates and may adversely impact its results. The accompanying consolidated financial statements reflect management’s assessment of the impact to date of the economic environment on the financial position and results of operations of the Company. If these conditions continue for a prolonged period or worsen, adjustments to the carrying amount of its loans and investments would be required, and such adjustments could be material to the consolidated financial statements. The degree of the impact is dependent upon the duration and severity of such conditions.

Use of estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”) requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and disclosure of contingent assets and liabilities as of the date of the consolidated financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates. Material estimates that are particularly susceptible to significant change in the near term primarily relate to the allowance for credit losses on loans and off-balance sheet credit instruments, investment securities, derivative financial instruments, deferred tax assets, financial instruments with no available market prices, goodwill, other intangibles and share based compensation.

KB FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Basis of presentation and consolidation

The consolidated financial statements include the accounts of KB Financial Group Inc. and its subsidiaries which are generally controlled through a majority voting interest. The Company also includes in its consolidated financial statements the accounts of the variable interest entities (“VIEs”) for which the Company has been determined to be the primary beneficiary pursuant to the Financial Accounting Standards Board (“FASB”) Interpretation No. 46 (Revised 2003)- “Consolidation of Variable Interest Entities, an interpretation of ARB No. 51” (“FIN No. 46(R)”).

The Company accounts for investments in companies in which it owns a voting or economic interest of 20 to 50 percent and is not the primary beneficiary but has the ability to exercise significant influence over operating and financing decisions using the equity method of accounting. These investments are reported in “Other securities” under “Investments” and the Company’s proportionate share of income or loss of the equity method investees and gains and losses realized on disposition of investments are reported in “Net gain (loss) on investments.”

The Company evaluates variable interests in entities for which voting interests are not effective means of identifying controlling financial interests. Variable interests are those in which the value of the interest changes with the fair value of the net assets of the entity exclusive of variable interests. When the Company first becomes involved with the VIE, the Company evaluates the existence of a primary beneficiary. If the results of the evaluation indicate that the Company is the primary beneficiary, the Company consolidates that entity. The Company reassesses this evaluation of the VIE and the primary beneficiary when specified events and circumstances occur. If the evaluation indicates that the requirements for consolidation are not met, then the entity would be deconsolidated. The Company has significant variable interest entities which are not consolidated because the Company is not the primary beneficiary. These include Special Purpose Entities (“SPEs”) where the Company provides administration services and liquidity (See Note 9).

Assets held in agency, fiduciary or trust management capacities are not included in the consolidated financial statements.

The consolidated financial statements are presented in accordance with U.S. GAAP. All material inter-company transactions and balances have been eliminated in consolidation.

Business combination

Since the adoption of Statement of Financial Accounting Standards (“SFAS”) No. 141 — “Business Combinations,” the Company accounts for business combinations using the purchase method. Identifiable intangible assets acquired in a business combination are separately valued and recognized on the balance sheet if they meet certain requirements. The excess of the cost of the acquired entity over the net amounts assigned to assets acquired and liabilities assumed is recognized as an asset referred to as “Goodwill”. Results of operations of the acquired business are included in the consolidated statements of income from the date of acquisition.

Foreign currency translation

Assets and liabilities denominated in foreign currencies are translated into Korean Won at the exchange rate prevailing on the balance sheet date, with resulting gains or losses included in the consolidated statements of income. Transactions in foreign currencies are recorded at the exchange rate prevailing on the date of the transaction and the relating gains or losses from the settlement of foreign currency transactions are recognized in the consolidated statements of income.

Assets, liabilities and operations of foreign branches and subsidiaries are recorded based on the functional currency of each entity. For certain foreign operations, the functional currency is the local currency, in which case the assets, liabilities and operations are translated, for consolidation purposes, at current exchange rates from the local currency to the reporting currency, the Korean Won. Assets and liabilities of foreign branches and subsidiaries

KB FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

are recorded and reported in the accompanying consolidated balance sheets using the period-end exchange rates. Income and expense of foreign branches and subsidiaries are recorded and reported in the consolidated statement of income using the average rates for the relevant periods. The resulting unrealized gains or losses are reported as a component of accumulated other comprehensive income (loss), net of tax. Gains and losses arising from the translation of available- for-sale securities denominated in foreign currencies are also recorded as a component of accumulated other comprehensive income (loss), net of tax.

Cash and cash equivalents

Cash and cash equivalents are comprised of cash on hand, cash items in the process of collection, highly liquid securities and interest-earning deposits with original maturities at the time of purchase of 90 days or less, other than those used for trading purposes.

Securities purchased under agreement to resell and securities sold under agreement to repurchase

The Company enters into short-term purchases of securities under agreements to resell (“Resale agreements”) and sales of securities under agreements to repurchase (“Repurchase agreements”) substantially identical securities. Resale agreements and repurchase agreements are accounted for as secured lending and secured borrowing transactions, respectively, when control over the related securities has not been surrendered by the transferor and are recorded at the amount at which the securities were acquired or sold. When control over the related securities has been surrendered by the transferor, the Company accounts for its resale agreements as purchases of securities with related forward commitments to resell and accounts for its repurchase agreements as sales of securities with related forward commitments to repurchase. It is the Company’s policy to take possession of securities under agreements to resell. The Company minimizes the credit risk associated with these transactions by monitoring its aggregate credit exposure to each counterparty and collateral value, and requiring the counterparty to deposit additional collateral with the Company when deemed necessary.

Trading assets and liabilities, including derivatives

Trading assets include securities that are bought and held principally for the purpose of selling them in the near term. Trading liabilities include securities that are sold short, not yet purchased. Trading positions are carried at fair value and recorded on a trade date basis. The Company recognizes changes in the fair value of trading positions as they occur in “Net trading revenue”.

Trading assets and liabilities also include derivatives used for trading purposes and for non-trading purposes that do not qualify for hedge accounting treatment and foreign exchange contracts that are recognized on the consolidated financial statements at fair value. Trading and non-trading derivatives include interest rate and foreign currency swaps, credit indexed contracts, equity conversion options, puts and calls, caps and floors, warrants, and futures and forwards. The Company recognizes changes in the fair value of trading and non-trading derivatives that do not qualify for hedge accounting treatment and foreign exchange contracts as they occur in “Net trading revenue”.

The fair value of trading securities, derivative financial instruments and foreign exchange contracts is determined using quoted market prices, including quotes from dealers trading those securities or instruments, when available. If quoted market prices are not available, the fair value is determined based on pricing models, quoted prices of instruments with similar characteristics or discounted cash flows.

Derivatives used for hedging purposes

The Company uses various derivative instruments as part of its asset and liability management process, including interest rate and foreign currency swaps, to manage various interest rate and foreign exchange exposure or modify interest rate characteristics of various balance sheet accounts. Certain derivative contracts are entered into

KB FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

for non-trading purposes and are intended to serve as economic hedges of risk but do not qualify for hedge accounting.

Derivatives accounted for as hedges must be highly effective at reducing the risk associated with the exposure being hedged. Each derivative must be formally designated as a hedge, with documentation of the risk management objective and strategy for the hedge, identification of the hedging instrument, the hedged item and risk exposure, and how effectiveness is assessed prospectively and retrospectively at inception and on a regular basis using quantitative measures of correlation. The Company discontinues hedge accounting when it is determined that a derivative is not expected to be or has ceased to be highly effective as a hedge, and reflects changes in fair value in earnings after termination of the hedge relationship.

All derivatives, whether designated for hedging relationships or not, are recorded on the consolidated balance sheets at fair value. If the derivative is designated as a fair value hedge of fixed rate assets or liabilities, all changes in the fair value of the derivative and changes in the fair value of the hedged item attributable to the hedged risk are recognized in current earnings. Hedge ineffectiveness is reflected in the current earnings as well. Fair value hedges are used to limit the Company’s exposure to total changes in the fair value of its interest-bearing liabilities that are due to interest rate or foreign exchange volatility. Fair value hedges of the Company mainly include hedges of fixed rate debentures.

If the derivative is designated as a cash flow hedge of floating rate assets, liabilities or forecasted transactions, the effective portion of the change in the fair value of the derivative is recorded in other comprehensive income and recognized in the consolidated income statements when the hedged item affects earnings. The ineffective portion of cash flow hedges is immediately recognized in current earnings. Cash flow hedges are used to minimize the variability in cash flows of interest-earning assets or interest-bearing liabilities or forecasted transactions caused by interest rate or foreign exchange fluctuations.

If hedge relationships are terminated, hedge designations are removed, or if forecasted transactions are no longer expected to occur, hedge accounting treatment is not applied prospectively and the related hedging derivatives would be transferred to trading assets and liabilities. In such cases, the changes in the fair value or cash flows of the hedged item that are attributable to the risk being hedged will not be offset and the fair value changes in the hedging derivatives are recognized immediately in current earnings.

The Company’s designated fair value hedges consisted primarily of interest rate swaps designated as fair value hedges. When applying fair value hedge accounting as prescribed by SFAS No. 133 — “Accounting for Derivative Instruments and Hedging Activities” as amended by SFAS No. 137 — “Accounting for Derivative Instruments and Hedging Activities — Deferral of the Effective Date of SFAS No. 133”, and by SFAS No. 138 — “Accounting for Certain Derivative Instruments and Certain Hedging Activities” (collectively referred to as “SFAS No. 133”), the Company uses standard statistical methods of regression to determine if the results of the changes in value of the hedging derivative and the hedged item meet SFAS No. 133 criteria for a highly effective hedge accounting relationship.

Certain types of the Company’s hedging relationships have qualified as hedges under the short-cut method. The short-cut method assumes no ineffectiveness in a hedging relationship involving an interest rate swap and an interest-bearing asset or liability. The changes in fair value or cash flow that are attributable to the risk being hedged will be completely offset at the hedge’s inception and on an on-going basis. Under the short-cut method, among other requirements, the critical terms of the derivative instrument and the hedged item should be initially the same and subsequently stay the same throughout the hedge’s life to support the ongoing application of hedge accounting. Non-trading derivatives that do not qualify for hedge accounting include interest rate swaps that are entered in order to hedge interest rate risks.

KB FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Investments in equity securities and debt securities

Equity securities with readily determinable fair values are recorded on a trade-date basis and are accounted for at fair value. Dividend income on these securities is recorded in “Interest and dividend income”. Securities purchased with the intention of recognizing short-term profits are included in “Trading assets” at fair value. Marketable equity securities not classified as trading are designated as available-for-sale securities and are carried at fair value with unrealized gains and losses, net of income tax, reflected in accumulated other comprehensive income (loss). Realized gains and losses on the sales of equity securities are determined using the moving average method.

Debt securities are recorded on a trade-date basis. Debt securities for which the Company has the positive ability and intent to hold until maturity are classified as held- to-maturity securities and recorded at amortized cost and adjusted for accretion or amortization of discounts and premiums. Debt securities that the Company purchases for short-term appreciation or other trading purposes are carried at fair value and classified as short-term investments which are included in “Trading assets.” Debt securities not classified as held-to-maturity or trading are designated as available-for-sale and carried at market value with unrealized gains and losses, net of income tax, reflected in accumulated other comprehensive income (loss). Interest earned on debt securities, including amortization of premiums and accretion of discounts based on the effective interest rate method, is included in “Interest and dividend income” and realized gains and losses from the sale of debt securities, which are included in “Net gain (loss) on investments,” are determined on a specific security basis.

Management evaluates investments in a loss position for other-than temporary impairment. Declines in fair value of individual available-for-sale securities and held-to-maturity securities below their amortized cost that are other-than- temporary result in write-downs of the individual securities to their fair value. Factors considered in determining whether such declines in value are other than temporary include the length of time and extent to which fair value is less than cost, the status, financial condition and near-term prospects of the issuer, the status of the security, the Company’s intent and ability to hold the related security for a period of time sufficient to allow for any recovery in market value, and the conditions of the Korean and overseas economies. Management continually monitors and evaluates these securities for impairment that is other than temporary.

Unrealized losses for other-than-temporary impairment on debt and equity securities are recognized in current period earnings under “Net loss on investments”.

Venture capital securities

KB Investment Co., Ltd., one of the Company’s subsidiaries, engages exclusively in venture capital activities. Venture capital investments are not within the scope of SFAS No. 115 — “Accounting for Certain Investments in Debt and Equity Securities” (“SFAS No. 115”) and are subject to specialized industry accounting principles for investment companies. Venture capital investments are recorded as “Venture capital securities” under “Investments” and are carried at fair value with net changes in fair value recognized in “Net gain on investments.” The fair values of publicly-traded securities held by this subsidiary are generally based on quoted market prices. Securities that are held by this subsidiary that are not publicly traded are initially recorded at cost, which is deemed to approximate the fair value as of the acquisition date. Subsequent to that date, management estimates the fair value based on investee transactions with unaffiliated parties, management’s review of the investee’s financial results and condition and the latest obtainable net asset value of the investees.

Non-marketable or restricted equity securities

Certain equity securities that do not have readily determinable fair values or have sales restrictions exceeding one year are recorded using the cost method. The cost method is used for those investments in which the Company does not have significant influence over the investees, and under this method, there is no change to the cost basis unless there is other-than-temporary decline in value. If the decline is determined to be other than temporary, the

KB FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Company writes down the cost basis of the investment to a new cost basis that represents realizable value. Non-marketable or restricted equity securities are recorded as “Other securities” under “Investments” and the amount of write-down is included in earnings under “Net loss on investments” and dividend income earned on these securities is recorded in “Interest and dividend income”.

Loans

Loans are carried at their outstanding principal balances, net of any unearned income and unamortized deferred nonrefundable loan origination fees and costs. Loan origination fees, net of certain direct origination costs, are deferred and recognized as an adjustment to the yield. Interest income on loans that are not placed on non-accrual status is accrued at the effective rate and credited to income as it is earned.

Loans are generally placed on non-accrual status when principal or interest payments become contractually one day past due or are classified as impaired loans, except where the loans are fully collateralized by customer deposits or guaranteed by sovereign or certain selected financial institutions. When a loan is placed on non-accrual status, interest accrued previously but unpaid is generally reversed against current year interest income. Cash receipts on non-accrual loans, for which the ultimate collectibility of principal is uncertain, are applied as principal reductions; otherwise, payments are applied first to the delinquent interest, normal interest, and then to the loan balance until paid in full. A non-accrual loan is normally restored to accrual status when all the principal and interest amounts contractually due are brought current and it is believed that the financial condition of the borrower has improved to the extent that the collection of future principal and interest on a timely basis is reasonably assured.

Securities received by the Company under a debt restructuring or settlement are recorded at the fair value of the security at the date of restructuring or settlement. Any difference between the fair value of the security and the net carrying amount of the loan is recorded as a direct charge-off or recovery on the loan, as appropriate, through the allowance for loan losses.

Loans held for sale

Loans held for sale are loans that the Company has the intent to sell in the foreseeable future. The Company’s loans held for sale include residential mortgage loans and are carried at the lower of aggregate cost or market value. Loans held for sale are included in “Other assets” and gains and losses on the sales of loans are determined using the specific-identification method and included in “Other non-interest income (expenses)”.

Allowance for loan losses

The allowance for loan losses is based on management’s continuing review and evaluation of the loan portfolio and is management’s best estimate of probable losses incurred as of the balance sheet date. The determination of the adequacy of the allowance for loan losses hinges on various judgments and assumptions, including but not necessarily limited to, management’s assessment of potential losses on individual loans, domestic and international economic conditions, loan portfolio composition, transfer risks and prior loan loss experience. The allowance for loan losses is charged against income as provision for loan losses. The aggregate allowance for loan losses is increased by amounts charged to the provision for loan losses, net of charge-offs, and recoveries as a result of cash collections from charged-off accounts.

The Company’s allowance for loan losses consists of (a) specific allowances for specifically identified impaired borrowers, and (b) general allowances for homogeneous pools of commercial and consumer loans, and other loans which are not specifically identified as impaired.

A commercial loan is considered as impaired when, after consideration of current information and events, it is probable that the Company will be unable to collect all amounts due, including principal and interest, according to

KB FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

the contractual terms of the loan agreement. Generally, the Company considers the following types of loans to be impaired:

•	Loans classified as “substandard” or below according to the Financial Services Commission’s asset classification guidelines;

•	Loans that are 30 days or more past due;

•	Loans to companies that have received a warning from the Korean Federation of Banks, indicating that the company has exhibited difficulties in making timely payments of principal and interest;

•	Loans which are “troubled debt restructurings” under U.S. GAAP.

Once a loan has been identified as individually impaired, impairment is measured in accordance with SFAS No. 114 — “Accounting by Creditors for Impairment of a Loan” as amended by SFAS No. 118 — “Accounting by Creditors for Impairment of a Loan — Income Recognition and Disclosures an Amendment of SFAS No. 114”. The Company’s measurement of an impairment of a loan, with the exception of large groups of smaller-balance homogeneous loans that are collectively evaluated for impairment, is based on the present value of expected future cash flows discounted at the loan’s effective interest rate or, as a practical expedient, at the loan’s observable market price or the fair value of the collateral if the loan is collateral dependent. If the recorded investment in impaired loans exceeds the present value of payments expected to be received, a specific allowance is established as a component of allowance for loan losses.

The Company performs periodic and systematic detailed reviews of its lending portfolio to identify credit risks and to assess the overall collectibility. The allowance for homogeneous pools of commercial and consumer loans, and other loans, which are not specifically identified as impaired, is established through a process that begins with estimates of probable losses inherent in the portfolio. These estimates are based on various analyses, including the Company’s historical delinquency and loan loss experience, and adjusted for qualitative factors, such as the current economic conditions in which the Company operates as well as current lending policies and procedures.

Non-performing loans include loans that are 90 days or more past due on principal or interest, or where reasonable doubt exists as to timely collection, including loans that are individually identified as being impaired, and troubled debt restructurings. The Company also classifies loans as non-performing when the borrower enters into a status of default, liquidation, bankruptcy or business discontinuance.

Loans are charged off if they are deemed to be uncollectible. Consumer and credit card loans are charged off at no more than 180 days past due.

Allowance for off-balance sheet credit instruments

The Company maintains an allowance for credit losses on off-balance sheet credit instruments, including commitments to extend credit, guarantees, acceptances, standby and commercial letters of credit and other financial instruments to absorb estimated probable losses related to these unfunded credit facilities. The allowance is estimated based on the assessment of the probability of commitment usage and credit risk factors for loans outstanding to these same customers. The allowance for credit losses for off-balance sheet credit instruments is included in “Other liabilities” in the consolidated balance sheets.

Secured borrowings

Transfers of loans and securities related to certain securitizations, in which control over the loans and securities has not been surrendered, are accounted for as collateralized borrowings. The liability for funds received under the related loan and securities sale agreements is included in “Secured borrowings”. Also, the amounts borrowed based on collateral and the amounts borrowed under repurchase agreements in which control over the related securities has not been surrendered by the transferor are included in “Secured borrowings”.

KB FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Loan and securities provided as collateral

The Company pledges loans as collateral for certain borrowings. These borrowings are structured as transfers of loans through asset securitization, which are retained on the consolidated balance sheets, as the Company retains control of the assets transferred. The Company also pledges securities as collateral for transactions on repurchase agreements, derivatives contracts, borrowings from the Korean Federation of Banks and other borrowings structured as a transfer of securities through asset securitizations. The Company retains control of the securities and retains them on the consolidated balance sheets. Securities pledged cannot be sold or re-pledged by the Company. However, the Company has the right to substitute the collateral provided that this is not to the detriment of the counterparties.

Premises and equipment

Premises, equipment and furniture, leasehold improvements and leased property under capital leases are stated at cost less accumulated depreciation. Depreciation of buildings is computed on a straight-line basis over the estimated useful lives of the assets. Depreciation of equipment and furniture and leased property under capital leases is computed on a declining balance basis over the useful lives of the assets, or the term of the lease, if shorter, in the case of leasehold improvements. Gains or losses on disposals of premises and equipment are determined by reference to their carrying amount and are reported in “Other non-interest income (expenses).” Maintenance and repairs are charged to expense as incurred.

The estimated useful lives of premises and equipment are as follows:

Buildings	40 years
Equipment and furniture	3-6 years
Leasehold improvements	1-5 years
Leased property under capital leases	4 years

Goodwill and other intangible assets

Under the provisions of SFAS No. 142 — “Goodwill and Other Intangible Assets” (“SFAS No. 142”), which sets forth the accounting for goodwill and intangible assets subsequent to their acquisition, goodwill is no longer amortized. SFAS No. 142 requires that goodwill be allocated to the reporting unit level, which the Company defines as an operating segment or one level below. SFAS No. 142 also requires that goodwill and other intangible assets be tested for impairment at the reporting unit level at least annually or more frequently, if events or circumstances indicate a potential impairment.

The goodwill impairment test under SFAS No. 142 is performed in two phases. The first step of the impairment test, used to identify potential impairment, compares the fair value of the reporting unit with its carrying amount, including goodwill. If the carrying amount of the reporting unit exceeds its fair value, goodwill of the reporting unit is considered impaired, and an additional procedure must be performed. The second step of the impairment test quantifies the amount of the impairment loss by comparing the carrying amount of goodwill to its implied fair value. An impairment loss is recorded to the extent the carrying amount of goodwill exceeds its implied fair value.

The Company has finite-lived intangible assets including core deposit intangibles, credit card relationship intangibles and capitalized software. Core deposit intangibles reflect the estimated fair value of the acquired demand deposits and savings deposits, which the Company can expect to maintain for an extended period of time because of generally stable customer relationships. Credit card relationship intangibles reflect the estimated fair value of the credit card relationships acquired from which the Company expects to derive future benefits over the estimated lives of such relationships. Both the core deposit intangibles and the credit card relationship intangibles are amortized on an accelerated basis over their useful lives in proportion to the estimated run-off of depositors and credit card customers, respectively. The estimated useful lives of the core deposit intangibles and the credit card

KB FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

relationship intangibles range from six to ten years. Capitalized software is amortized over its estimated useful life ranging from four to five years. The Company had no indefinite-lived intangible assets as of December 31, 2007 and 2008.

Impairment of long-lived assets and other intangible assets

The Company reviews its long-lived assets, including identifiable intangibles with definite lives in accordance with SFAS No. 144 — “Accounting for the Impairment or Disposal of Long-Lived Assets” for impairment whenever events or changes in business circumstances indicate that the carrying amount of assets may not be fully recoverable. Such circumstances include significant or sustained declines in revenues or earnings and material adverse changes in the economic climate. The carrying amount of an intangible asset is considered not recoverable if it exceeds the sum of the undiscounted cash flows expected to result from the use of such asset. For assets which the Company intends to hold for use, if the total of the expected future undiscounted cash flows is less than the carrying amount of the assets, a loss is recognized for the difference between the fair value and carrying value of the assets. For assets which the Company intends to sell, a loss is recognized for the amount that the estimated fair value, less cost to sell, is less than the carrying value of the assets.

Fair value measurement

On January 1, 2008, the Company adopted SFAS No. 157, “Fair Value Measurements” (SFAS 157), which defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date and requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The Company will not adopt certain provisions of this statement related to nonfinancial assets and nonfinancial liabilities that are not measured at fair value on a recurring basis until January 1, 2009. In addition, SFAS 157 requires assets and liabilities measured at fair value to be categorized into three-level hierarchy based on the inputs to fair value measurement.

Level 1:  Quoted prices in active markets for identical assets or liabilities. Level 1 assets and liabilities include debt and equity securities and derivative contracts that are traded in an active exchange market, as well as certain securities that are highly liquid and are actively traded in over-the-counter markets.

Level 2:  Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities either directly or indirectly; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3:  Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. Level 3 assets and liabilities include financial instruments whose value is determined using pricing models, discounted cash flow methodologies, or similar techniques based on significant unobservable inputs, as well as instruments for which the determination of fair value requires significant management judgment or estimation.

The fair value of financial instruments and the methods and assumptions used in estimating fair value amounts are detailed in Note 29.

Stock-based compensation

The Company has various stock-based employee compensation plans, which are described in detail in Note 28. On January 1, 2006, the Company adopted SFAS No. 123(R) (revised 2004) — “Share-Based Payment,” under the modified-prospective application. The written terms of the Company’s share-based payments allows the Company, at its option, to settle the awards in cash, however, it is the Company’s past practice and its intention to continue settling the awards in cash. Accordingly, at grant date, the Company initially measures compensation expense and liabilities for stock options and other share-based payments based on the instruments’ grant date fair value.

KB FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Subsequently, the liabilities incurred under share-based payment arrangements are remeasured at the end of each reporting period until settlement.

Trust fees and compensation to the trust accounts

The Company manages funds on behalf of its customers through the operation of various trust accounts. The Company earns fees for managing those funds, which are recognized when earned. In certain cases, the Company guarantees (a) principal and a fixed return on principal or (b) principal only to the investors in those trust accounts. At each balance sheet date, the Company accrues the liability that exists on account of such guarantees where the Company does not consolidate the trust accounts.

Other fees and commission income

Other fees and commissions primarily consist of credit card fees, fees on guarantees and import/export letters of credit, and commissions received on remittance, lottery sales, cash dispenser service, cash management services and others. Such fees are recognized when earned.

Income tax

The Company accounts for income taxes in accordance with SFAS No. 109- “Accounting for Income Taxes” as interpreted by FASB Interpretation No. 48 (“FIN 48”), which prescribe two components of income tax expense: current and deferred. Current income tax expense approximates taxes to be paid or refunded for the current period and deferred income tax expense is provided on an asset and liability method whereby deferred tax assets are recognized for deductible temporary differences, including operating loss and tax credit carryforwards, and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the carrying values of assets and liabilities for financial reporting purposes and their tax bases. Deferred income tax benefit or expense is then recognized for the change in deferred tax assets or liabilities between periods. Deferred tax assets and liabilities are adjusted for the effect of changes in tax laws and rates on the date of enactment.

Deferred tax assets, including the tax effect of carryforward tax losses, are recognized to the extent it is more likely than not that some portion or all of the deferred tax assets will be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. To the extent the deferred tax assets are not realizable, a valuation allowance is recognized.

The Company adopted FASB Interpretation No. 48- “Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109”, on January 1, 2007, which set outs a consistent framework to use to determine the appropriate level of tax reserve for uncertain tax positions. The Company uses a two-step approach wherein a tax benefit is recognized if a position is more-likely-than-not to be sustained. The amount of the benefit is then measured to be the highest tax benefit which is greater than 50% likely to be realized. The difference between the benefit recognized for a position in accordance with FIN 48 and the tax benefit claimed on a tax return is referred to as an unrecognized tax benefit.

The adoption of FIN 48 resulted in an increase of the beginning balance of retained earnings as of January 1, 2007 by ~~W~~220,348 million. Additionally, in connection with the adoption of FIN 48, the Company elected to classify interest and penalties related to tax positions as a component of income tax expense. See Note 25 to the consolidated financial statements for further details of the Company’s provision and related income tax assets and liabilities.

KB FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Earnings per share

Basic earnings per share is computed by dividing net income available to common stockholders by the weighted average number of common shares outstanding in each period. Diluted earnings per share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised. Diluted earnings per share is computed on the basis of the weighted average number of common shares outstanding during each period and dilutive common equivalent shares representing the weighted average dilutive effect of the Company’s stock options outstanding during each period. Dilutive potential common shares are calculated using the “treasury stock” method.

Comprehensive income

The Company records unrealized gains and losses on investment securities and foreign currency translation adjustments in “Accumulated other comprehensive income (loss), net of tax.” Gains and losses on investment securities are reclassified to net income or loss as the gains or losses are realized upon sale of the securities. Other-than-temporary impairment charges are reclassified to net income or loss at the time of the charge. Translation gains or losses on foreign currencies translation adjustments are reclassified to net income or loss upon the sale or liquidation of investment in foreign operations.

United States dollar amounts

The Company operates primarily in Korea and its official accounting records are maintained in Korean Won. The U.S. dollar amounts are provided herein as supplementary information solely for the convenience of the reader. Korean Won amounts are expressed in U.S. dollars at the rate of ~~W~~1,262.00 to U.S.$1.00, the U.S. Federal Reserve Bank of New York buying exchange rate in effect at noon, December 31, 2008. Such convenience translation into US dollars should not be construed as representations that the Korean Won amounts have been, could have been, or could in the future be, converted at this or any other rate of exchange.

2.	Recently Issued Accounting Standards

SFAS No. 157 — Fair Value Measurements

In September 2006, the FASB issued SFAS No. 157, which establishes, among other things, a framework for measuring fair value and expands disclosure requirements as they relate to fair value measurements. The Company adopted this statement on January 1, 2008 for financial assets and financial liabilities and for nonfinancial assets and nonfinancial liabilities that are recognized or disclosed at fair value in the consolidated financial statements on a recurring basis, the effects of which were not material to the financial condition, results of operations or cash flows. The Company will not adopt certain provisions of this statement until January 1, 2009 as they relate to nonfinancial assets and nonfinancial liabilities that are not recognized or disclosed at fair value in the consolidated financial statements on a recurring basis. In April 2009, the FASB issued FSP No. FAS 157-4, Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly (“FSP No. FAS 157-4”), which provides additional guidance for estimating fair value in accordance with SFAS No. 157, Fair Value Measurements (“SFAS No. 157”), when the volume and level of activity for the asset or liability have significantly decreased. FSP No. FAS 157-4 also includes guidance on identifying circumstances that indicate a transaction is not orderly. FSP No. FAS 157-4 is effective for interim reporting periods ending after June 15, 2009, or June 30, 2009 for the Company, with early adoption permitted. The Company does not expect the adoption of FSP No. FAS 157-4 to have a material impact on its financial condition, results of operations or cash flows. For additional information regarding the adoption of SFAS No. 157, see Note 29 — Fair Value Measurement.

KB FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

SFAS No. 159 — The Fair Value Option for Financial Assets and Financial Liabilities

In February 2007, the FASB issued SFAS No. 159, which provides an option under which a company may irrevocably elect fair value as the initial and subsequent measurement attribute for certain financial assets and financial liabilities. This fair value option is available on a contract-by-contract basis with changes in fair value recognized in earnings as those changes occur. The Company adopted this statement on January 1, 2008 however, there was no impact to the Company’s financial statements as the Company did not elect the fair value option for any qualified assets or liabilities for the year ended December 31, 2008.

SFAS No. 141R — Business Combinations

In December 2007, the FASB issued SFAS No. 141R, Business Combinations. This statement applies to all transactions or other events in which an entity obtains control of one or more businesses, including those sometimes referred to as “true mergers” or “mergers of equals” and combinations achieved without the transfer of consideration, for example, by contract alone or through the lapse of minority veto rights. SFAS 141R modifies the accounting for business combinations and requires, with limited exceptions, the acquirer in a business combination to recognize 100 percent of the assets acquired, liabilities assumed, and any noncontrolling interest in the acquiree at the acquisition-date fair value. In addition, SFAS No. 141R requires the expensing of acquisition-related transaction and restructuring costs, and certain contingent assets and liabilities acquired, as well as contingent consideration, to be recognized at fair value. SFAS No. 141R also modifies the accounting for certain acquired income tax assets and liabilities. SFAS No. 141R is effective for new acquisitions consummated on or after January 1, 2009 and early adoption is not permitted. SFAS No. 141R is effective for the Company on January 1, 2009, and is applied prospectively. The Company is currently evaluating the impact of the adoption of SFAS 141R to its financial condition, results of operations and cash flows.

SFAS No. 160 — Noncontrolling Interests in Consolidated Financial Statements

In December 2007, the FASB issued SFAS No. 160, Noncontrolling Interests in Consolidated Financial Statements. This statement applies to all entities that prepare consolidated financial statements, except not-for-profit organizations, but will affect only those entities that have an outstanding noncontrolling interest in one or more subsidiaries or that deconsolidate a subsidiary. This Statement will be applied prospectively as of the beginning of the fiscal year in which this Statement is initially adopted, or January 1, 2009 for the Company. The Company does not expect the adoption of this statement to have a material impact on its financial condition, results of operations or cash flows in future periods.

SFAS No. 161 — Disclosures about Derivative Instruments and Hedging Activities

In March 2008, the FASB issued SFAS No. 161, Disclosures About Derivative Instruments and Hedging Activities. This statement establishes, among other things, the disclosure requirements for derivative instruments and hedging activities. This statement is effective at the beginning of an entity’s first interim period beginning after November 15, 2008. The Company is currently evaluating the impact of the adoption of SFAS 161 to its financial condition, results of operations and cash flows.

SFAS No. 162 — The Hierarchy of Generally Accepted Accounting Principles

In May 2008, the FASB issued SFAS No. 162, The Hierarchy of Generally Accepted Accounting Principles. This statement identifies the sources of accounting principles and the framework for selecting the principles to be used in the preparation of financial statements that are presented in conformity with GAAP. This statement will be effective 60 days following the SEC’s approval of the Public Company Accounting Oversight Board amendments to AU Section 411, The Meaning of Present Fairly in Conformity With Generally Accepted Accounting Principles. The Company does not expect the adoption of this statement to have a material impact on its financial condition, results of operations or cash flows in future periods.

KB FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

FSP No. FAS 140-3 — Accounting for Transfers of Financial Assets and Repurchase Financing Transactions

In February 2008, the FASB issued FSP No. FAS 140-3, Accounting for Transfers of Financial Assets and Repurchase Financing Transactions (“FSP No. FAS 140-3”). FSP No. FAS 140-3 applies to repurchase agreements that relate to previously transferred financial assets between the same counterparties that are entered into contemporaneously with, or in contemplation of, the initial transfer (“repurchase financings”). FSP No. FAS 140-3 is effective for fiscal years beginning after November 15, 2008, or January 1, 2009 for the Company, and will be applied prospectively to initial transfers and repurchase financings for which the initial transfer is executed on or after January 1, 2009. The Company does not expect the adoption of this FSP to have a material impact on its financial condition, results of operations or cash flows in future periods.

FSP No. FAS 142-3 — Determination of the Useful Life of Intangible Assets

In April 2008, the FASB issued FSP No. FAS 142-3, Determination of the Useful Life of Intangible Assets (“FSP No. FAS 142-3”). FSP No. FAS 142-3 applies to recognized intangible assets that are accounted for pursuant to SFAS No. 142. FSP No. FAS 142-3 is effective for fiscal years beginning after December 15, 2008, or January 1, 2009 for the Company. The guidance for determining the useful life of a recognized intangible asset will be applied prospectively to intangible assets acquired after the effective date. The disclosure requirements will be applied prospectively to all intangible assets recognized as of, and subsequent to, the effective date. The Company does not expect the adoption of this FSP to have a material impact on its financial condition, results of operations or cash flows in future periods.

FSP No. FAS 141R-1 — Accounting for Assets Acquired and Liabilities Assumed in a Business Combination That Arise from Contingencies

In April 2009, the FASB issued FSP No. 141R-1, Accounting for Assets Acquired and Liabilities Assumed in a Business Combination That Arise from Contingencies (“FSP No. 141R-1”). FSP No. 141R-1 amends and clarifies SFAS No. 141R, Business Combinations, to address application issues raised by preparers, auditors, and members of the legal profession on initial recognition and measurement, subsequent measurement and accounting, and disclosure of assets and liabilities arising from contingencies in a business combination. FSP No. 141R-1 is effective for assets or liabilities arising from contingencies in business combinations for which the acquisition date is on or after the first annual reporting period beginning on or after December 15, 2008, or January 1, 2009 for the Company. The Company is currently evaluating the impact of the adoption of FSP No. 141R-1 to its financial condition, results of operations and cash flows.

FSP No. FAS 115-2 and FAS 124-2 — Recognition and Presentation of Other-Than-Temporary Impairments

In April 2009, the FASB issued FSP No. FAS 115-2 and FAS 124-2. FSP No. FAS 115-2 and FAS 124-2 amends the other-than-temporary impairment guidance in GAAP for debt securities and the presentation and disclosure requirements of other-than-temporary impairments on debt and equity securities in the financial statements. This FSP does not amend existing recognition and measurement guidance related to other-than temporary impairments of equity securities. FSP No. FAS 115-2 and FAS 124-2 is effective for interim reporting periods ending after June 15, 2009, or June 30, 2009 for the Company, with early adoption permitted. The Company did not early adopt this FSP. The Company expects the adoption of this standard to decrease the impact of impairments on its results of operations in future periods when compared to the impact the Company believes would have occurred without this new accounting standard. The Company is currently evaluating the impact of the adoption of FSP No. FAS 115-2 and FAS 124-2 to its financial condition, results of operations and cash flows.

KB FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

FSP No. FAS 157-4 — Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly

In April 2009, the FASB issued FSP No. FAS 157-4, Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly (“FSP No. FAS 157-4”). FSP No. FAS 157-4 provides additional guidance for estimating fair value in accordance with SFAS No. 157, Fair Value Measurements (“SFAS No. 157”), when the volume and level of activity for the asset or liability have significantly decreased. FSP No. FAS 157-4 also includes guidance on identifying circumstances that indicate a transaction is not orderly. FSP No. FAS 157-4 is effective for interim reporting periods ending after June 15, 2009, or June 30, 2009 for the Company, with early adoption permitted. The Company did not early adopt this FSP. The Company does not expect the adoption of FSP No. FAS 157-4 to have a material impact on its financial condition, results of operations or cash flows.

FSP No. FAS 140-4 and FIN 46R-8 — Disclosures by Public Entities (Enterprises) About Transfers of Financial Assets and Interests in Variable Interest Entities

In December 2008, the FASB issued FSP No. FAS 140-4 and FIN 46R-8, Disclosures by Public Entities (Enterprises) About Transfers of Financial Assets and Interests in Variable Interest Entities (“FSP No. FAS 140-4 and FIN 46R-8”). FSP No. FAS 140-4 and FIN 46R-8 amends the disclosure requirements of SFAS No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, and FIN 46R and is effective for the first reporting period ending after December 15, 2008, or December 31, 2008 for the Company. The adoption of FSP No. FAS 140-4 and FIN 46R-8 did not have a material impact on the Company’s financial condition, results of operations or cash flows.

FSP No. EITF 99-20-1 — Amendments to the Impairment Guidance of EITF Issue No. 99-20

In January 2009, the FASB issued FSP No. EITF 99-20-1, Amendments to the Impairment Guidance of EITF Issue No. 99-20 (“FSP No. EITF 99-20-1”). FSP No. EITF 99-20-1 amends the impairment guidance in EITF No. 99-20 to align impairment guidance in EITF 99-20 with that in SFAS No. 115 and related impairment guidance. FSP No. EITF 99-20-1 applies to beneficial interests within the scope of EITF 99-20 and is effective for periods ending after December 15, 2008, or December 31, 2008 for the Company. The adoption of FSP No. EITF 99-20-1 did not have a material impact on the Company.

Staff Accounting Bulletin (“SAB”) No. 109 — Written Loan Commitments Recorded at Fair Value through Earnings

In November 2007, the SEC issued Staff Accounting Bulletin No. 109, Written Loan Commitments Recorded at Fair Value Through Earnings (“SAB No. 109”), which became effective for the Company on January 1, 2008. SAB No. 109 supersedes SAB No. 105, Application of Accounting Principles to Loan Commitments (“SAB No. 105”), and states, consistent with the guidance in SFAS No. 156 and SFAS No. 159, that the expected net future cash flows related to the associated servicing of the loan should be included in the measurement of all written loan commitments that are accounted for at fair value through earnings. SAB No. 109 retains the view expressed in SAB No. 105 that internally developed intangible assets (such as customer relationship intangible assets) should not be recorded as part of the fair value of a derivative loan commitment and broadens its application to all written loan commitments that are accounted for at fair value through earnings. The Company adopted this statement on January 1, 2008 and the impact of adoption was not material to its financial condition, results of operations or cash flows.

KB FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

EITF on Issue 07-5, “Determining Whether an Instrument (or Embedded Feature) Is Indexed to an Entity’s Own Stock”

Derivative contracts on a company’s own stock may be accounted for as equity instruments, rather than as assets and liabilities, only if they are both indexed solely to the company’s stock and settleable in shares. In June 2008, the FASB ratified the consensus reached by the EITF on Issue 07-5, “Determining Whether an Instrument (or Embedded Feature) Is Indexed to an Entity’s Own Stock” (Issue 07-5). Under Issue 07-5, an instrument (or embedded feature) would not be considered indexed to an entity’s own stock if its settlement amount is affected by variables other than those used to determine the fair value of a “plain vanilla” option or forward contract on equity shares, or if the instrument contains a feature (such as a leverage factor) that increases exposure to those variables. An equity-linked financial instrument (or embedded feature) would not be considered indexed to the entity’s own stock if the strike price is denominated in a currency other than the issuer’s functional currency. Issue 07-5 is effective for the Company on January 1, 2009, and the Company is currently evaluating the impact of adopting Issue 07-5 on the Company’s consolidated financial condition, operating results and cash flows.

3.	Business Development

Reorganization (Establishment of KB Financial Group Inc.)

The stockholders of Kookmin Bank approved a reorganization that involved the formation of KB Financial Group, Inc., a holding company, and a stock transfer at its extraordinary shareholders meeting on August 25, 2008 and received the final approval from the Financial Services Commission on September 26, 2008. In accordance with the approval, KB Financial Group Inc. was established on September 29, 2008 and the stockholders of Kookmin Bank received one common share of KB Financial Group, Inc. for one common share of Kookmin Bank. As a result, Kookmin Bank became a wholly-owned subsidiary of KB Financial Group Inc., and, in addition, the shares of KB Financial Group Inc. replaced the shares of Kookmin Bank on the Korea Stock Exchange on October 10, 2008. The foregoing reorganization was accounted for as a transaction between entities under common control.

In addition, as part of the reorganization, KB Financial Group, Inc. purchased minority equity interest shares of certain Kookmin Bank subsidiaries. Such acquisition of non-controlling interests was accounted for using the purchase method in accordance with SFAS 141.

Furthermore Kookmin Bank acquired 73,607,601 shares of KB Financial Group Inc. and had 47,407,671 shares as of December 31, 2008 after disposing of 26,199,930 shares prior to December 31, 2008. The Company classified these shares as treasury stock in the consolidated financial statements as of December 31, 2008 and will dispose of them within three years from the acquisition date pursuant to the Korean Commercial Law.

Acquisition of KB Investment & Securities Co., Ltd

On March 11, 2008, Kookmin Bank acquired 9,580,000 common shares of KB Investment & Securities Co., Ltd. (formerly Hannuri Investment & Securities Co., Ltd.) from J.D.K. Investment Co., Inc. for ~~W~~267,554 million. As a result, Kookmin Bank acquired 95.8% of the voting rights of KB Investment & Securities Co., Ltd. As a result of participation in the paid-in capital increase of KB Investment & Securities Co., Ltd and the stock transfer with Kookmin Bank, KB Investment & Securities Co., Ltd. became a wholly-owned subsidiary of the Company.

Acquisition of shares of Joint Stock Company Bank CenterCredit (“JSC Bank CenterCredit”), a Kazakhstan bank.

In March 2008, Kookmin Bank entered into a stock purchase agreement to acquire an ownership interest in JSC Bank CenterCredit, a Kazakhstan bank, with the intent to acquire a controlling stake of at least 50.1%. At December 31, 2008, Kookmin Bank’s recorded investment was ~~W~~652,437 million, representing 30.5% of the outstanding shares of JSC Bank CenterCredit, and this investment was accounted for under the equity method.

KB FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

4.	Restricted Cash

The following table presents restricted cash as of December 31:

	2007	2008
	(In millions of Won)

Reserve deposits with the Bank of Korea	3,985,903	4,646,765
Other	10,593	147,183

Total restricted cash	3,996,496	4,793,948

Reserve deposits with the Bank of Korea (“BOK”) represent amounts required under the Republic of Korea’s General Banking Act for payment of deposits.

5.	Call Loans and Securities Purchased under Resale Agreements

Call loans and securities purchased under agreements to resell, at their respective carrying values, consisted of the following as of December 31:

	2007	2008
	(In millions of Won)

Call loans(1)	1,626,607	177,474
Securities purchased under resale or similar arrangements(2)	1,500	1,230,000

Total	1,628,107	1,407,474

(1)	Call loans are short-term lending among banks and financial institutions, with maturities of 90 days or less for call loans in won currency and 30 days or less for call loans in foreign currencies. Typically, call loans have maturities of one day.

(2)	The Company enters into short-term purchases of securities under agreements to resell substantially identical securities and classified these agreements as secured lending transactions.

KB FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

6.	Trading Assets and Liabilities

The trading assets and liabilities, at fair value, consisted of the following as of December 31:

	2007	2008
	(In millions of Won)

Trading assets:
Debt securities:
Korean treasury and government agencies	1,054,780	1,780,008
Financial institutions	3,667,185	2,692,662
Corporate	31,603	98,730
Asset-backed securities	1,140	462,464
Equity securities	249,712	217,209

Total debt and equity securities	5,004,420	5,251,073

Foreign exchange spot contracts	1,922	2,908
Derivative instruments:
Foreign exchange derivatives	1,129,583	6,579,374
Interest rate derivatives	390,584	1,152,562
Equity derivatives	62,419	84,054
Credit derivatives	4	—
Commodity derivatives	3,280	18,222
Other	2,106	6,964

Total derivative instruments and foreign exchange spot contracts	1,589,898	7,844,084

Total trading assets	6,594,318	13,095,157

Trading liabilities:
Foreign exchange spot contracts	1,815	3,273
Derivative instruments:
Foreign exchange derivatives	1,046,075	5,785,437
Interest rate derivatives	624,713	1,401,510
Equity derivatives	134,161	638,107
Credit derivatives	—	9,489
Commodity derivatives	3,185	17,201
Other	1,973	9,389
Securities sold short, not yet purchased	—	326,675

Total trading liabilities	1,811,922	8,191,081

KB FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

7.	Net Trading Revenue

The following table presents net trading revenue for the years ended December 31:

	2006	2007	2008
	(In millions of Won)

Debt securities	25,049	(86,438)	134,163
Equity securities	(9,792)	63,204	(65,663)
Foreign exchange spot contracts	16,523	198,329	(143,961)
Derivative instruments	231,338	(134,363)	179,602

Total net trading revenue	263,118	40,732	104,141

For the years ended December 31, 2006, 2007 and 2008, net unrealized holding gains on trading securities of ~~W~~6,092 million, net unrealized holding losses on trading securities of ~~W~~47,890 million, and net unrealized holding gains on trading securities of ~~W~~74,578 million, respectively, were included in net trading revenue.

8.	Investments

Investments as of December 31, 2007 and 2008 consisted of the following:

	2007	2008
	(In millions of Won)

Available-for-sale securities	12,828,324	14,806,075
Held-to-maturity securities	11,058,309	12,599,832
Venture capital securities(1)	97,494	87,902
Other securities(2)	700,395	1,715,651

Total investments	24,684,522	29,209,460

(1)	Securities held by KB Investment Co., Ltd., a subsidiary engaged in venture capital activities.

(2)	Other securities comprised of equity securities without readily determinable fair values or with sales restrictions exceeding one year, and investments accounted for under the equity method.

KB FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

As of December 31, 2007, the amortized cost and fair value of the Company’s available-for-sale securities and held-to-maturity securities and the related gross unrealized gains and losses were as follows:

		Gross	Gross
	Amortized	Unrealized	Unrealized
	Cost	Gains	Losses	Fair Value
	(In millions of Won)

Available-for-sale securities:
Debt securities:
Korean treasury and government agencies	4,196,501	218	(65,981)	4,130,738
Corporate	684,568	16,002	(1,946)	698,624
Financial institutions	7,715,233	4,608	(78,293)	7,641,548
Foreign governments	8,994	455	—	9,449
Asset-backed securities	43,386	—	(199)	43,187

Sub-total	12,648,682	21,283	(146,419)	12,523,546
Marketable equity securities	293,357	25,020	(13,599)	304,778

Total available-for-sale securities	12,942,039	46,303	(160,018)	12,828,324

Held-to-maturity securities:
Debt securities:
Korean treasury and government agencies	8,601,058	7,226	(298,416)	8,309,868
Corporate	194,166	—	(7,802)	186,364
Financial institutions	1,972,086	46	(58,863)	1,913,269
Asset-backed securities	290,999	13	(2,765)	288,247

Total held-to-maturity securities	11,058,309	7,285	(367,846)	10,697,748

As of December 31, 2008, the amortized cost and fair value of the Company’s available-for-sale securities and held-to-maturity securities and the related gross unrealized gains and losses were as follows:

		Gross	Gross
	Amortized	Unrealized	Unrealized
	Cost	Gains	Losses	Fair Value
	(In millions of Won)

Available-for-sale securities:
Debt securities:
Korean treasury and government agencies	6,757,246	222,137	(756)	6,978,627
Corporate	998,141	126,785	(7,427)	1,117,499
Financial institutions	6,038,332	133,933	(12,068)	6,160,197
Asset-backed securities	144,981	1,278	—	146,259

Sub-total	13,938,700	484,133	(20,251)	14,402,582
Marketable equity securities	400,639	9,039	(6,185)	403,493

Total available-for-sale securities	14,339,339	493,172	(26,436)	14,806,075

Held-to-maturity securities:
Debt securities:
Korean treasury and government agencies	9,138,352	244,539	(15,411)	9,367,480
Corporate	249,057	3,767	(1,411)	251,413
Financial institutions	2,980,130	43,297	(14,418)	3,009,009
Asset-backed securities	232,293	4,395	—	236,688

Total held-to-maturity securities	12,599,832	295,998	(31,240)	12,864,590

KB FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The Bank of Korea and the Korea Development Bank (“KDB”) are both financial institutions owned and controlled by the Korean government. The fair value of available-for-sale debt securities from financial institutions included ~~W~~4,210,561 million and ~~W~~2,289,433 million as of December 31, 2007 and 2008, respectively, which were issued by BOK and KDB. The amortized cost of held-to-maturity debt securities from financial institutions included ~~W~~518,240 million and ~~W~~736,020 million as of December 31, 2007 and 2008, respectively, which were issued by BOK and KDB.

During 2007, there was a decline in the fair value of the Company’s asset-backed securities portfolio, specifically asset-backed Collateralized Debt Obligations (“CDOs”) as a result of deteriorating conditions in the U.S. subprime credit market. The Company’s total exposures to asset-backed CDOs at December 31, 2007 and 2008 were ~~W~~42,123 million and ~~W~~43,493 million, respectively. Due to the deterioration of U.S. credit markets, the fair value of the securities declined. Accordingly, the Company recorded ~~W~~10,771 million and ~~W~~25,513 million of impairment on asset-backed CDOs in 2007 and 2008, respectively, as the Company considered the losses to be other than temporary. The Company expects conditions in credit markets in the U.S. to remain uncertain for the foreseeable future. Therefore, continued deterioration in the U.S. credit markets could adversely affect the fair value of the asset-backed securities held by the Company.

For the years ended December 31, 2006, 2007 and 2008, the total impairment losses recognized on available-for-sale securities were ~~W~~48,020 million, ~~W~~50,467 million, and ~~W~~224,925 million, respectively, where decreases in fair value were deemed to be other than temporary. With respect to the held-to-maturity securities, the Company recognized ~~W~~8,067 million and ~~W~~17,218 million of impairment losses for the years ended December 31, 2007 and 2008, respectively. The Company recognized no impairment losses on held-to-maturity securities for the year ended December 31, 2006. For the years ended December 31, 2006, 2007 and 2008, the Company also recognized ~~W~~9,328 million , ~~W~~7,367 million and ~~W~~205,681 million of impairment charges for other securities as the Company considered the decrease in fair value to be other than temporary.

KB FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The following table summarizes the gross unrealized losses and fair value of investment securities aggregated by investment category and the length of time that individual securities have been in a continuous unrealized loss position as of December 31, 2007:

	December 31, 2007
	Less Than 12 Months		12 Months or Longer		Total
		Gross		Gross		Gross
	Fair	Unrealized	Fair	Unrealized	Fair	Unrealized
	Value	Losses	Value	Losses	Value	Losses
	(In millions of Won)

Available-for-sale securities
Debt securities:
Korean treasury and government agencies	3,292,328	(65,981)	—	—	3,292,328	(65,981)
Corporate	105,643	(1,946)	—	—	105,643	(1,946)
Financial institutions	5,306,825	(78,293)	—	—	5,306,825	(78,293)
Asset-backed securities	9,706	(199)	—	—	9,706	(199)
Marketable equity securities	270,866	(13,599)	—	—	270,866	(13,599)

Total available-for-sale securities	8,985,368	(160,018)	—	—	8,985,368	(160,018)

Held-to-maturity securities
Debt securities:
Korean treasury and government agencies	3,536,738	(109,347)	4,365,858	(189,069)	7,902,596	(298,416)
Corporate	66,143	(3,414)	115,531	(4,388)	181,674	(7,802)
Financial institutions	1,526,052	(42,081)	333,319	(16,782)	1,859,371	(58,863)
Asset-backed securities	103,963	(2,026)	154,257	(739)	258,220	(2,765)

Total held-to-maturity securities	5,232,896	(156,868)	4,968,965	(210,978)	10,201,861	(367,846)

Total temporarily impaired securities	14,218,264	(316,886)	4,968,965	(210,978)	19,187,229	(527,864)

KB FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The following table summarizes the gross unrealized losses and fair value of investment securities aggregated by investment category and the length of time that individual securities have been in a continuous unrealized loss position as of December 31, 2008:

	December 31, 2008
	Less Than 12 Months		12 Months or Longer		Total
		Gross		Gross		Gross
	Fair	Unrealized	Fair	Unrealized	Fair	Unrealized
	Value	Losses	Value	Losses	Value	Losses
	(In millions of Won)

Available-for-sale securities
Debt securities:
Korean treasury and government agencies	36,468	(756)	—	—	36,468	(756)
Corporate	150,957	(7,427)	—	—	150,957	(7,427)
Financial institutions	135,374	(12,068)	—	—	135,374	(12,068)
Marketable equity securities	293,844	(6,185)	—	—	293,844	(6,185)

Total available-for-sale securities	616,643	(26,436)	—	—	616,643	(26,436)

Held-to-maturity securities
Debt securities:
Korean treasury and government agencies	278,187	(2,174)	649,215	(13,237)	927,402	(15,411)
Corporate	9,242	(162)	108,497	(1,249)	117,739	(1,411)
Financial institutions	229,119	(1,950)	547,544	(12,468)	776,663	(14,418)

Total held-to-maturity securities	516,548	(4,286)	1,305,256	(26,954)	1,821,804	(31,240)

Total temporarily impaired securities	1,133,191	(30,722)	1,305,256	(26,954)	2,438,447	(57,676)

As of December 31, 2007 and 2008, the cost of debt and equity securities exceeded their fair value by ~~W~~527,864 million and ~~W~~57,676 million, respectively. The unrealized losses on these securities are not considered to be other than temporary because the unrealized losses resulted mainly from changes in the current market conditions and do not affect the expected cash flows of the underlying collateral or issuer. The Company has the ability and intent to hold these securities for a period of time sufficient to recover from the unrealized losses. Accordingly, the Company’s management has determined that the decline in fair value of the above investment securities is considered temporary in nature.

For the years ended December 31, 2006, 2007 and 2008, the Company recognized net gains on venture capital securities and other securities of ~~W~~31,042 million, ~~W~~275,797 million, and ~~W~~281,648 million, respectively.

For the years ended December 31, 2006, 2007 and 2008, proceeds from sales and maturities of available-for-sale securities amounted to ~~W~~21,431,333 million, ~~W~~14,597,573 million, and ~~W~~21,716,908 million, respectively. Gross realized gains on available-for-sale securities amounted to ~~W~~85,496 million, ~~W~~752,858 million, and ~~W~~97,930 million, and gross realized losses on available-for-sale securities amounted to ~~W~~43,987 million, ~~W~~20,996 million, and ~~W~~38,370 million for the years ended December 31, 2006, 2007 and 2008, respectively.

For the year ended December 31, 2007, the Company disposed of 13,244,159 shares of LG Card Co., Ltd. accounted for as available-for-sales securities and 357,000 shares of ING Life Insurance Company accounted for under the equity method. With respect to the sale of these investments, the Company recognized gains on disposal of

KB FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

these investments amounting to ~~W~~657,872 million and ~~W~~143,893 million, respectively, and recorded the amounts as “Net gain on investments” in the consolidated income statements.

For the year ended December 31, 2008, the Company recorded ~~W~~93,682 million and ~~W~~249,978 million of gains on disposal of all of the remaining shares in ING Life Insurance Company and Sorak Financial Holdings PTE Ltd., respectively.

The expected maturity distribution of the amortized cost and estimated fair value of the Company’s available-for-sale and held-to-maturity debt securities at December 31, 2008 by contractual maturity are shown in the table below. The actual maturities may differ from the expected maturities or contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

	Available-for-Sale Debt Securities		Held-to-Maturity Debt Securities
	Amortized Cost	Fair Value	Amortized Cost	Fair Value
	(In millions of Won)

Due in one year or less	3,510,228	3,545,773	1,110,753	1,117,604
Due after one year through five years	10,195,588	10,614,085	7,967,434	8,120,570
Due after five years through ten years	210,827	220,320	3,486,803	3,590,055
Due after ten years	—	—	34,842	36,361
Securities not due at a single maturity date	22,057	22,404	—	—

Total	13,938,700	14,402,582	12,599,832	12,864,590

9.	Variable Interest Entities

In the normal course of its business, the Company is a party to various entities which may be deemed to be variable interest entities such as asset-backed securitizations of non-performing loans, various investment funds, guaranteed trusts and SPEs created for structured financing. The Company also, in the ordinary course of its business, has involvement with certain VIEs through various types of interests, including investments in subordinated debt, the right to receive fees for acting as an asset manager or a business trustee, and the right to receive fees for providing liquidity facilities.

On December 31, 2008, the Company adopted FSP FAS 140-4 and FIN 46(R)-8 which requires additional disclosures about its involvement with consolidated and unconsolidated VIEs and expanded the population of VIEs to be disclosed. The FSP does not require retrospective application of the new disclosure. The disclosures for 2007 have not been restated for the new disclosure requirement therefore are not comparable to the 2008 disclosures.

The Company consolidates VIEs in which the Company holds variable interests that absorb a majority of the risks and/or receive a majority of the benefits and therefore are deemed to be the primary beneficiary. The Company takes into account all of its involvement with a VIE in identifying variable interests (explicit or implicit) that individually or in the aggregate could be significant enough to warrant its designation as the primary beneficiary and hence require it to consolidate the VIE or otherwise require it to make appropriate disclosures under FIN 46(R).

The Company generally classifies its involvement in VIEs as follows:

•	Asset-backed securitization of non-performing loans

•	VIEs created for structured financing

•	Liquidity provided to VIEs

•	Investment trusts

•	Others

KB FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

In most cases, a qualitative analysis of the Company’s involvement in the entity provides sufficient evidence to determine whether it is the primary beneficiary. In rare cases, a more detailed analysis to quantify the extent of variability to be absorbed by each variable interest holder is required to determine the primary beneficiary. The quantitative analysis provides probability-weighted estimates of a range of potential outcomes and management judgment is required in determining the primary beneficiary.

Asset-backed securitization of non-performing loans

The Company utilizes SPEs to securitize non-performing loans. The Company transfers loans to the SPEs which in turn issue asset backed securities collateralized by the transferred loans. In these securitizations, various classes of debt securities are issued to the Company or third parties, and the SPEs have mainly issued subordinated notes to the Company, an assets transferor. The subordinated notes are designed to absorb the expected variability associated with the credit risk in the SPE’s assets. These SPEs are deemed to be VIEs and are generally consolidated as the Company is the primary beneficiary when the Company holds the majority of the subordinated notes issued by the VIEs. As a result, the assets of consolidated VIEs serve as collateral for the obligations of the VIEs. The third party holders of asset backed securities issued by consolidated VIEs have recourse only to the asset of the VIEs and do not have recourse to the Company. The Company does not consolidate the VIEs when its expected loss analysis indicates that third parties that hold the subordinated notes absorb the majority of the variability of the SPE’s assets.

VIEs created for structured financing

The Company enters into lending arrangements with VIEs for the purpose of financing projects or the acquisition of assets. The Company has determined that the majority of expected losses is absorbed by third parties when there are credit enhancement commitments, such as financial guarantees by third parties, and therefore does not consolidate the VIEs. However, the Company consolidates VIEs where there are no credit enhancement commitments by third parties and the Company absorbs the expected losses.

Liquidity provided to VIEs

The Company provides liquidity facilities to VIEs which are structured by third parties other than the Company. Liquidity facilities to VIEs represent irrevocable commitments to provide contingent liquidity credit lines to VIEs. The Company had commitments to provide liquidity to consolidated VIEs up to ~~W~~100,000 million as of December 31, 2008.

Investment trusts

The Company has consolidated its guaranteed fixed rate money trusts because the Company was deemed to be the primary beneficiary. The Company would absorb the majority of the expected losses of these trusts by providing a guarantee of the principal and a fixed rate of return on the principal amount invested. Other trusts such as performance based trusts or guaranteed principal money trusts are deemed to be VIEs but are not consolidated because the Company does not absorb the majority of the expected future variability associated with the trusts’ assets.

Others

The Company also has involvement in VIEs through investment in CDOs, beneficiary interests and other investments. The Company evaluates which party is expected to absorb the majority of the expected losses. The VIEs are not consolidated when the Company does not absorb the majority of the expected future variability associated with the VIEs’ assets.

KB FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

In accordance with FIN No. 46(R), the Company has consolidated all VIEs for which the Company was determined to be the primary beneficiary. The following table represents the carrying amount of assets and liabilities held by VIEs as of December 31, 2008, which have been consolidated by the Company.

	Asset-Backed
	Securitization of	VIEs Created	Liquidity
	Non-Performing	for Structured	Provided to	Investment
	Loans	Financing	VIEs	Trusts	Others	Total
	(In millions of Won)

Assets held by VIEs
Investments	62,965	—	—	49,145	97,380	209,490
Loans	886,930	—	99,569	645	—	987,144
Other assets	131,897	—	2,151	19,906	—	153,954

Total	1,081,792	—	101,720	69,696	97,380	1,350,588

Liabilities held by VIEs
Other borrowed fund	—	—	1,078	—	—	1,078
Secured borrowings	820,633	—	100,000	—	—	920,633
Other Liabilities	4,770	—	1,858	1,608	—	8,236

Total	825,403	—	102,936	1,608	—	929,947

The following table represents the carrying amount of assets held by VIEs as of December 31, 2007, which have been consolidated by the Company:

	Asset-Backed
	Securitization of	VIEs Created	Liquidity
	Non-Performing	for Structured	Provided to	Investment
	Loans	Financing	VIEs	Trusts	Others	Total
	(In millions of Won)

Assets held by VIEs
Investments	26	—	—	134,902	270,865	405,793
Loans	821,858	—	200,828	849	—	1,023,535
Other assets	636,935	—	3,262	87,698	3,740	731,635

Total	1,458,819	—	204,090	223,449	274,605	2,160,963

In addition to the VIEs that are consolidated in accordance with FIN No. 46(R), the Company has significant variable interests in certain other VIEs that are not consolidated because the Company is not the primary beneficiary. These VIEs are structured by other third parties and the Company does not absorb the majority of the entities’ losses nor does it receive a majority of the entities’ expected residual returns. These VIEs facilitate client transactions, and the Company provides the VIEs with administration services. The transactions with the VIEs are conducted at arm’s length, and individual credit decisions are based on the analysis of the specific VIEs, taking into consideration the quality of the underlying assets. The Company records and reports these transactions with the VIEs similar to any other third party transactions. All liquidity facilities provided to these VIEs are included in the Company’s credit-related commitments described in more detail in Note 31.

The following disclosures regarding the Company’s significant continuing involvement with unconsolidated VIEs exclude entities where the Company ’s only involvement is in the form of certain derivatives, such as interest rate swaps or cross currency swaps that have customary terms, administrative or trustee services and investments

KB FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

accounted for under the cost method. The total assets and maximum exposure to loss as a result of the involvement in significant VIEs, which have not been consolidated at December 31, 2008, are as follows:

				Total		Total	Total
			Other	Assets	Other	Liabilities	Assets of	Maximum
	Investments	Loans	Assets	Involvement	Liabilities	Involvement	VIE	Exposure(1)
	(In millions of Won)

Asset-backed securitization of non-performing loans	1,356	—	—	1,356	161,083	161,083	1,149,324	1,356
VIEs created for structured financing	100	4,658,650	—	4,658,750	239,818	239,818	21,385,774	7,178,131
Liquidity provided to VIEs	473,224	629,749	—	1,102,973	5,093	5,093	3,073,968	2,257,159
Investment trusts	725,246	—	—	725,246	424,909	424,909	9,693,900	5,098,696
Others	27,769	12,414	—	40,183	—	—	4,449,793	150,702

Total	1,227,695	5,300,813	—	6,528,508	830,903	830,903	39,752,759	14,686,044

(1)	Represents the carrying amount of equity interests and debt interests held by the Company or guarantees provided by the Company as of December 31, 2008.

The following table presents, by type of VIE, the total assets and maximum exposure to loss as a result of the involvement in significant VIEs, which have not been consolidated at December 31, 2007:

	2007
		Maximum
	Total Assets	Exposure(1)
	(In millions of Won)

Asset-backed securitization of non-performing loans	1,436,807	1,927
VIEs created for structured financing	16,870,864	5,218,066
Liquidity provided to VIEs	2,352,581	1,521,864
Investment trusts	4,262,010	3,748,364
Others	8,554,001	135,782

Total	33,476,263	10,626,003

(1)	Represents the carrying amount of equity interests and debt interests held by the Company or guarantees provided by the Company as of December 31, 2007.

The Company’s maximum exposure to loss is based on the unlikely event that all of the assets in the VIEs become worthless and incorporates not only potential losses associated with assets recorded on the Company’s balance sheet but also potential losses associated with off-balance sheet commitments such as unfunded liquidity commitments and other contractual arrangements.

KB FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

10.	Loans

The composition of the loan portfolio as of December 31, 2007 and 2008 was as follows:

	2007	2008
	(In millions of Won)

Domestic
Commercial:
Commercial and industrial(1)	60,944,632	75,140,264
Construction	8,843,237	10,052,096
Other commercial(2)	1,797,202	2,950,577
Consumer:
Mortgage and home equity	65,819,452	69,923,921
Credit cards	10,428,935	11,522,553
Other consumer(3)	23,019,866	27,592,649
Foreign	1,335,466	2,454,534

Gross loans(4)(5)(6)	172,188,790	199,636,594
Deferred origination costs, net	396,270	473,446
Less: Allowance for loan losses	(1,864,029)	(3,043,535)

Total loans, net	170,721,031	197,066,505

(1)	Commercial and industrial loans include ~~W~~314,437 million and ~~W~~18,949 million of loans to the Korean government and government related agencies as of December 31, 2007 and 2008, respectively.

(2)	Other commercial loans include bills bought in foreign currency and overdrafts.

(3)	Other consumer loans include personal overdrafts and loans with principal due at maturity.

(4)	Total loans on non-accrual status amounted to ~~W~~4,876,274 million and ~~W~~5,654,949 million as of December 31, 2007 and 2008, respectively.

(5)	The total investment in loans past due one day or more still accruing interest amounted to ~~W~~332,067 million and ~~W~~538,709 million as of December 31, 2007 and 2008, respectively.

(6)	Total pledged loans amounted to ~~W~~307,476 million and ~~W~~835,727 million as of December 31, 2007 and 2008, respectively (See Note 31).

For the years ended December 31, 2006, 2007 and 2008, the Company received equity securities having a fair market value of ~~W~~879 million, ~~W~~1,687 million, and ~~W~~40 million, respectively, through the restructuring of 14, 16, and 13 loans, respectively, having an aggregate book value of ~~W~~4,083 million, ~~W~~15,670 million, and ~~W~~4,777 million, respectively. The Company recognized aggregate charge-offs of ~~W~~3,217 million, ~~W~~13,983 million, and ~~W~~4,737 million, in 2006, 2007 and 2008, respectively, related to these transactions.

Korea Housing Finance Corporation (“KHFC”), a government owned entity, which was established on March 1, 2004 in accordance with the Korea Housing Finance Corporation Act, has developed a new mortgage loan sale scheme to provide opportunity for long-term investment and to stimulate the domestic housing market. Under the new scheme, the Company entered into a mortgage loan sale and servicing agreement with KHFC, and underwrites mortgage loans at fixed interest rates and transfers them to KHFC within a short period of time after origination. These loans are written with the intention of transfer to KHFC and have an average contractual maturity of 20 years. These loans are transferred at their carrying value and the Company retains no risk, but retains various servicing responsibilities with regard to the collection and administration of the loans, as well as servicing rights, and receives servicing fees in return.

KB FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The Company sold mortgage loans with an aggregate principal balance of ~~W~~454,060 million and ~~W~~710,784 million to KHFC and recognized ~~W~~4,466 million and ~~W~~19,752 million of servicing fee income for the years ended December 31, 2007 and 2008, respectively. In relation to these transactions, the Company recorded loans held for sale as of December 31, 2007 and 2008 amounting to ~~W~~92,929 million and ~~W~~212,057 million, respectively, which are included in “Other assets” (See Note 12).

The table below sets forth information on the Company’s impaired loans as of December 31, 2006, 2007 and 2008. Impaired loans are those on which the Company believes it is probable that it will not be able to collect all amounts due according to the contractual terms of the loan.

	2006	2007	2008
	(In millions of Won)

Impaired loans with an allowance	2,505,050	1,712,769	2,998,726
Impaired loans without an allowance	178,565	87,658	374,255

Total impaired loans	2,683,615	1,800,427	3,372,981

Allowance for impaired loans	1,386,802	953,825	1,522,668
Average balance of impaired loans during the year	3,295,033	2,305,596	3,216,079
Interest income recognized on impaired loans during the year(1)(2)	185,336	139,297	215,991

(1)	Had the impaired loans performed in accordance with their original terms, additional interest income of ~~W~~73,544 million, ~~W~~83,504 million, and ~~W~~45,192 million would have been recorded in 2006, 2007 and 2008, respectively.

(2)	Of these amounts, ~~W~~32,482 million, ~~W~~16,731 million, and ~~W~~20,703 million as of December 31, 2006, 2007 and 2008, respectively, relate to troubled debt restructurings.

The net carrying amount of foreclosed assets was nil as of December 31, 2007 and 2008.

As discussed in Note 1, adverse economic conditions in the Korean economy may continue to have a negative effect on debtors of the Company. The Company owns investment securities of, and has loans outstanding to, a number of Korean companies that have experienced financial difficulties. The ultimate collectibility of these amounts is subject to a number of factors, including the successful performance of the debtors under various restructuring plans in place or in process of negotiation and their ability to perform on loan and debt obligations given the status of the Korean economy and the potential continuation of adverse trends or other unfavorable developments. Consequently, it is reasonably possible that adjustments could be made to the reserve for impaired loans and to the carrying amount of investments in the near term in amounts that may be material to the Company’s consolidated financial statements.

KB FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The table below summarizes the changes in the allowance for credit losses for the years ended December 31:

	2006			2007
		Off-Balance			Off-Balance
		Sheet Credit			Sheet Credit
	Loans	Instruments(1)	Total	Loans	Instruments(1)	Total
	(In millions of Won)

Allowance at January 1,	3,212,012	238,764	3,450,776	2,468,378	333,678	2,802,056
Provision for (reversal of provision for) credit losses	(195,140)	95,214	(99,926)	108,764	(90,390)	18,374
Charge-offs	(1,334,709)	—	(1,334,709)	(1,346,570)	—	(1,346,570)
Recoveries	786,443	—	786,443	632,694	—	632,694
Other	(228)	(300)	(528)	763	97	860

Allowance at December 31,	2,468,378	333,678	2,802,056	1,864,029	243,385	2,107,414

	2008
		Off-Balance
		Sheet Credit
	Loans	Instruments(1)	Total
	(In millions of Won)

Allowance at January 1,	1,864,029	243,385	2,107,414
Provision for (reversal of provision for) credit losses	2,141,631	171,823	2,313,454
Charge-offs	(1,564,778)	—	(1,564,778)
Recoveries	598,399	—	598,399
Other	4,254	6,173	10,427

Allowance at December 31,	3,043,535	421,381	3,464,916

(1)	The allowance for off-balance sheet credit instruments is included in “Other liabilities”.

11.	Premises and Equipment

Premises and equipment, net as of December 31, 2007 and 2008 consisted of the following:

	2007	2008
	(In millions of Won)

Land	531,233	539,018
Buildings	918,183	1,033,128
Equipment and furniture	1,547,158	1,710,873
Leasehold improvements	301,684	357,338
Leased property under capital leases	—	15,110
Construction in progress	3,448	—

Total	3,301,706	3,655,467
Less: Accumulated depreciation	(1,642,127)	(1,880,567)

Premises and equipment, net	1,659,579	1,774,900

The Company incurred depreciation expense on its buildings, equipment and furniture, leasehold improvements and leased property under capital leases of ~~W~~228,970 million, ~~W~~341,039 million, and ~~W~~327,441 million, for

KB FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

the years ended December 31, 2006, 2007 and 2008, respectively, which is included in “Depreciation and amortization” in the consolidated statements of income.

12.	Other Assets

Other assets as of December 31, 2007 and 2008 consisted of the following:

	2007	2008
	(In millions of Won)

Accounts receivable	241,162	564,208
Payments in advance	21,757	96,979
Deferred tax assets, net	50,124	—
Prepaid expenses	102,680	113,732
Prepaid income tax	610	540
Loans held for sale(1)	92,929	293,384
Fair value hedge derivatives	394	73,314
Income tax receivable	804,723	849,715
Others	326,448	278,638

Total	1,640,827	2,270,510

(1)	Included ~~W~~92,929 million of mortgage loans as of December 31, 2007 and ~~W~~81,327 million of student loans and ~~W~~212,057 of mortgage loans as of December 31, 2008, which will be sold to KHFC.

13.	Goodwill and Other Intangible Assets

The following table presents goodwill as of December 31, 2007 and 2008 allocated to each of the Company’s business segments, as defined in Note 35:

	2007	2008
	(In millions of Won)

Corporate Banking	145,985	145,985
Credit Card Operations	248,472	248,472
Others	—	183,995

Total	394,457	578,452

As of December 31, 2007 and 2008, the outstanding balances of goodwill, which resulted from the respective mergers with Korea Long Term Credit Bank and Kookmin Credit Card, were ~~W~~162,205 million and ~~W~~232,252 million, respectively. The amount related to Korea Long Term Credit Bank was allocated to Corporate Banking and Credit Card Operations, and the amount related to Kookmin Credit Card was allocated to Credit Card operations. In addition, the Company recognized ~~W~~117,238 million with respect to the acquisition of KB Investment and Securities Co., Ltd (formerly Hannuri Investment & Securities Co., Ltd.), and ~~W~~66,757 million for the acquisition of the interests of minor stockholders owned by KB Asset Management Co., Ltd. and allocated the combined amount to others. There were no goodwill impairment charges recorded for the years ended December 31, 2006, 2007 and 2008.

KB FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

There were no indefinite-lived intangible assets for any of the periods presented. Other intangible assets, which are subject to amortization, primarily include core deposit and credit card relationship intangibles, as well as capitalized software costs. The gross carrying amount and accumulated amortization related to other intangible assets as of December 31, 2007 and 2008 are presented below.

	December 31, 2007			December 31, 2008
	Gross		Net	Gross		Net
	Carrying	Accumulated	Carrying	Carrying	Accumulated	Carrying
	Amount	Amortization	Amount	Amount	Amortization	Amount
	(In millions of Won)

Core deposit intangible	397,836	(352,250)	45,586	397,836	(379,618)	18,218
Credit card relationship intangible(1)	131,876	(131,876)	—	131,876	(131,876)	—
Credit card relationship intangible(2)	75,000	(48,075)	26,925	75,000	(54,900)	20,100
Capitalized software costs	186,821	(78,256)	108,565	276,248	(118,014)	158,234
Leased property under capital leases	—	—	—	8,281	(173)	8,108
Other	26,165	(23,771)	2,394	29,248	(25,422)	3,826

Total	817,698	(634,228)	183,470	918,489	(710,003)	208,486

(1)	Recognized with respect to the merger of H&CB

(2)	Recognized with respect to the merger of KCC

The aggregate amortization expenses of other intangible assets in 2006, 2007 and 2008 were ~~W~~94,818 million, ~~W~~77,843 million, and ~~W~~79,746 million respectively, and are included in “Depreciation and amortization” in the consolidated statements of income. The amortization expenses related to other intangible assets over their remaining useful lives are expected to be ~~W~~78,526 million, ~~W~~58,981 million, ~~W~~45,388 million, ~~W~~22,049 million, and ~~W~~2,955 million for 2009, 2010, 2011, 2012 and 2013, respectively.

14.	Deposits

Deposits as of December 31, 2007 and 2008 were as follows:

			Weighted
			Average Rate
	2007	2008	Paid for 2008
	(In millions of Won)

Interest-bearing deposits:
Time deposits	67,235,317	81,533,413	5.36%
Savings deposits	43,245,825	43,819,923	1.06%
Certificate of deposits	17,551,643	24,974,835	6.04%
Mutual installment deposits	6,012,302	4,198,869	3.43%
Interest-bearing demand deposits	714,501	736,166	2.25%

Total interest-bearing deposits	134,759,588	155,263,206	4.20%
Non-interest-bearing deposits:
Demand deposits	3,678,043	3,438,269

Total deposits	138,437,631	158,701,475	4.12%

In accordance with the Bank of Korea Act, banks are required to maintain reserves of 0% to 7% of customer deposits with the Bank of Korea, which is recorded as restricted cash and cash equivalents in the consolidated balance sheet (See Note 4).

KB FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The scheduled contractual maturities of time deposits, certificates of deposit and mutual installment deposits as of December 31, 2008 were as follows:

(In millions of Won)

2009	102,110,621
2010	3,469,364
2011	1,708,739
2012	468,183
2013	1,920,960
Thereafter	1,029,250

Total	110,707,117

The Korea Deposit Insurance Corporation (“KDIC”) provides deposit insurance up to a total of ~~W~~50 million per depositor in each bank pursuant to the Depositor Protection Act for deposits maturing after January 1, 2001, regardless of the placement date of the deposit. For the insurance covered by KDIC, the Company pays a premium of 0.2% of the average deposits which amounted to ~~W~~217,502 million, ~~W~~213,155 million, and ~~W~~207,264 million in 2006, 2007 and 2008, respectively.

15.	Other Borrowed Funds

A summary of other borrowed funds as of December 31, 2007 and 2008 is presented below.

	2007		2008
		Weighted		Weighted
		Average		Average
	Outstanding	Interest	Outstanding	Interest
	Balance	Rate	Balance	Rate
	(In millions of Won)

Kookmin Bank
Borrowings from the Bank of Korea	488,139	2.97%	796,205	2.98%
Borrowings in foreign currencies	1,796,265	5.19%	3,873,399	3.77%
Borrowings from trust accounts managed by the Bank	1,411,089	4.55%	2,775,135	4.29%
Debentures in Won	3,535,327	4.89%	2,506,163	5.64%
Other borrowings	506,378	6.77%	191,436	5.09%

Subtotal	7,737,198	4.86%	10,142,338	4.34%

Subsidiaries
Borrowings from other financial institutions	39,020	1.45%	384,480	6.78%
Debentures in Won	—		98	1.00%

Subtotal	39,020		384,578	6.78%

Total	7,776,218	4.84%	10,526,916	4.53%

Other borrowed funds are defined as borrowed funds with original maturities of less than one year.

Certain borrowing agreements of the Company contain covenants that limit the Company’s ability to pledge the assets to secure indebtedness, to dispose, sell or transfer assets or to enter into arrangements having a similar effect. The Company has recently become aware, however, that as a result of the financing activities undertaken in the ordinary course of the Company’s business activities, the Company had failed to comply with the covenants.

KB FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

As a result, during the first quarter of 2009, the Company amended covenants with certain lenders effective December 31, 2008. However, where borrowing agreements were not amended, the Company has repaid the related borrowings.

16.	Secured Borrowings

The Company transferred certain non-performing loans and investment securities to SPEs, which in turn issued beneficial interests collateralized by such loans. In addition, Kookmin Credit Card, one of the Company’s former majority-owned subsidiaries, transferred credit card loans and revolving assets to SPEs prior to its merger with the Company. These transactions did not meet the conditions for a sale under SFAS No. 140 and have been accounted for as secured borrowings. As a result, the loans and securities collateralizing these borrowings are included in “Loans” and “Available-for-sale securities” or “Held-to-maturity securities,” and the beneficial interests issued by the SPEs, which paid interest at rates of 4.03% to 7.81% per annum as of December 31, 2008, are included in “Secured borrowings.”

In addition, the Company has sold securities under repurchase agreement having maturities in excess of 90 days, which are also classified as secured borrowings. Securities sold under agreements to repurchase are reflected at the amount of cash received in connection with the transaction. The Company may be required to provide additional collateral based on the fair value of the underlying securities.

The components of the secured borrowings and related collateral as of December 31, 2007 were as follows:

	2007
		Secured	Collateral
	Maturity	Borrowings	Loans	Securities
	(In millions of Won)

KB 8th ABS Specialty Co., Ltd. 5.11%-5.23% senior collaterized bond obligation	2008-2009	93,000	25,457	—
KB 9th ABS Specialty Co., Ltd. 5.24%-5.66% senior collaterized bond obligation	2008-2009	106,000	81,191	—
Prince DCM Co., Ltd. 5.74% commercial papers	2008	90,000	89,152	—
Chungla Vivaldi Co., Ltd. 7.02% commercial papers	2008	74,000	73,852	—
Daejeon-Seonambu Halla Vivaldi Co., Ltd. 5.73% commercial papers	2008	37,900	37,824	—
Other 3.65%-6.50% securities sold under repurchase agreement	2008	5,914,230	—	7,100,192

Gross secured borrowings		6,315,130	307,476	7,100,192
Discount		(214)	—	—

Total		6,314,916	307,476	7,100,192

KB FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The components of the secured borrowings and related collateral as of December 31, 2008 were as follows:

	2008
		Secured	Collateral
	Maturity	Borrowings	Loans	Securities
	(In millions of Won)

KB 10th ABS Specialty Co., Ltd. 7.05%-7.76% senior collaterized bond obligation	2009~2010	80,000	21,256	—
KB 11th ABS Specialty Co., Ltd. 5.99%-7.35% senior collaterized bond obligation	2009~2010	77,000	51,131	—
KB 1st Mortgage Loan Specialty Co., Ltd. 4.03% senior collaterized bond obligation	2039	663,807	664,191	—
Chungla Vivaldi Co., Ltd. 7.81% commercial papers	2009	100,000	99,149	—
Other 3.08%-7.40% securities sold under repurchase agreement	2009~2010	4,959,020	—	5,963,590

Gross secured borrowings		5,879,827	835,727	5,963,590
Discount		(174)	—	—

Total		5,879,653	835,727	5,963,590

Secured borrowings maturity schedule

The combined aggregate amounts of all secured borrowings by contractual maturities as of December 31, 2008 were as follows:

(In millions of Won)

Due in 2009	5,178,855
Due in 2010	37,165
Due in 2011	—
Due in 2012	—
Due in 2013	—
Thereafter	663,807

Gross secured borrowings	5,879,827
Discount	(174)

Total	5,879,653

KB FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

17.	Long-term Debt

The following table is a summary of long-term debt (net of unamortized original issue discount) as of December 31, 2007 and 2008:

	Interest Rate	Maturity	2007	2008
	(In millions of Won)

Senior
Kookmin Bank
Won currency
Notes payable to Ministry of Finance and Economy	4.29%~5.29%	2009~2023	142,097	108,240
Notes payable to Korea Development Bank	2.00%~4.91%	2009~2017	19,238	35,471
Notes payable to other government funds	1.50%~8.00%	2009~2023	525,771	589,899
Notes payable to Industrial Bank of Korea	4.38%~5.11%	2009~2016	53,187	36,068
Floating rate finance debentures(1)	5.23%~12.00%	2009~2018	1,480,239	2,419,841
Finance debentures	3.45%~8.25%	2009~2027	20,010,761	24,764,322
Other notes payable	1.20%~6.03%	2009~2045	1,312,597	1,482,781

Subtotal			23,543,890	29,436,622

Foreign currency
Floating rate finance debentures(1)	0.96%~5.47%	2009~2012	2,633,463	3,578,764
Finance debentures	2.76%~4.83%	2010~2013	—	132,745
Floating rate notes payable(1)	1.09%~6.37%	2009~2012	1,560,503	1,440,322
Other notes payable	3.30%~6.51%	2009	1,101,756	963,244

Subtotal			5,295,722	6,115,075

Subsidiaries
Finance debentures	7.48%	2011	150	500,000
Borrowings from other financial institutions in Won	1.05%~3.00%	2017~2027	75,788	31,181
Borrowings from Small and Medium Company Promotion Fund	1.15%	2016	3,322	2,036

Subtotal			79,260	533,217

Subordinated
Kookmin Bank
Won currency
Finance debentures	4.19%~15.02%	2009~2038	7,390,391	9,090,775

Gross long-term debt			36,309,263	45,175,689
Discount			(2,343)	(27,727)

Total long-term debt, net			36,306,920	45,147,962

(1)	Interest rates on floating rate debt are those rates in effect at December 31, 2008.

KB FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Long-term debt is predominately denominated in Won, U.S. dollars and Japanese Yen with both fixed and floating interest rates. Floating rates are generally determined periodically by formulas based on certain money market rates tied to the three-month or six-month London Inter-bank Offered Rate (“LIBOR”) and the monthly Public Fund Prime Rate published by the Korean government and are reset on a monthly, quarterly and semi-annual basis. The weighted-average interest rates for long-term debt were 5.49% and 5.64% as of December 31, 2007 and 2008, respectively.

Debt maturity schedule

The combined aggregate amounts of all long-term debt by contractual maturities as of December 31, 2008 were as follows:

(In millions of Won)

Due in 2009	11,175,248
Due in 2010	12,947,216
Due in 2011	6,181,635
Due in 2012	4,707,370
Due in 2013	1,615,627
Thereafter	8,548,593

Gross long-term debt	45,175,689
Discount	(27,727)

Total long-term debt, net	45,147,962

18.	Other Liabilities

Other liabilities as of December 31, 2007 and 2008 were comprised of the following:

	2007	2008
	(In millions of Won)

Accrued severance benefits	237,756	280,201
Accrued expenses	235,114	297,410
Accounts payable	836,925	924,607
Unearned income	159,410	213,315
Tax withholdings and income tax payable	864,773	265,504
Guarantee deposits received	106,253	107,965
Deferred tax liabilities	108,463	191,269
Fair value hedge derivatives	14,803	1,850
Due to agencies	363,757	481,559
Allowance for losses on off-balance sheet credit instruments	243,385	421,381
Payments received on behalf of government and others	281,428	273,393
Others	501,315	358,551

Total	3,953,382	3,817,005

KB FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

19.	Non-interest Income

The components of non-interest income for the years ended December 31, 2006, 2007 and 2008 were as follows:

	2006	2007	2008
	(In millions of Won)

Trust fees, net	155,657	159,175	165,459
Other fees and commission income:
Commissions received on fund management	175,115	124,656	87,642
Commissions and fees received for brokerage and agency activities	259,320	488,439	373,735
Commissions received on credit cards	884,293	976,434	1,034,409
Commissions received in remittance	19,214	14,168	11,945
Commissions received on cash dispenser service	89,369	83,111	80,339
Commissions received on letters of credit	44,511	45,578	54,020
Bancassurance fees received	154,689	188,186	170,247
Other	508,119	503,500	568,354

Subtotal	2,134,630	2,424,072	2,380,691

Net trading revenue	263,118	40,732	104,141
Net gain (loss) on investments:
Debt securities	(52,474)	(55,807)	(13,954)
Equity securities	106,502	797,324	(177,303)
Other	31,042	275,797	281,648

Subtotal	85,070	1,017,314	90,391

Other non-interest income:
Gain on sale of loans	181	3,485	13,329
Other	240,954	368,079	198,268

Subtotal	241,135	371,564	211,597

Total non-interest income	2,879,610	4,012,857	2,952,279

KB FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

20.	Non-interest Expenses

The components of non-interest expenses for the years ended December 31, 2006, 2007 and 2008 were as follows:

	2006	2007	2008
	(In millions of Won)

Salaries and employee benefits:
Salaries and other benefits	1,891,597	2,096,258	2,161,635
Provision for accrued severance benefits	162,237	183,569	173,348

Subtotal	2,053,834	2,279,827	2,334,983

Depreciation and amortization:
Depreciation on premises and equipment	228,970	341,039	327,441
Amortization of other intangible assets	94,818	77,843	79,746

Subtotal	323,788	418,882	407,187

Other administrative expenses	770,548	835,720	875,278
Credit card fees:
Commissions paid on credit cards	238,269	337,496	372,874
Commissions paid on troubled credit cards	646	721	906

Subtotal	238,915	338,217	373,780

Other fees and commissions:
Insurance fees on deposits to KDIC	217,502	213,155	207,264
Contribution to guarantee funds	206,398	268,435	335,088
Commissions on overdue loans	57	—	2
Other	229,894	246,959	284,081

Subtotal	653,851	728,549	826,435

Other non-interest expenses:
Loss on sale of loans	14	3,940	16,622
Loss on disposition of assets	1,994	1,697	1,094
Tax expenses other than income tax	106,599	117,042	142,270
Other	372,673	409,700	343,180

Subtotal	481,280	532,379	503,166

Total non-interest expenses	4,522,216	5,133,574	5,320,829

21.	Common Stock

Capital stock

The Company has 1,000 million authorized shares of common stock with ~~W~~5,000 par value, of which 336,379,116 shares and 356,351,693 shares were issued as of December 31, 2007 and 2008, and 336,353,034 (net of 26,082 treasury shares) shares and 308,921,422 (net of 47,430,271 treasury shares) were outstanding as of December 31, 2007 and 2008, respectively.

KB FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Treasury stock

Treasury stock transactions are recorded at cost. The changes in the treasury stock of the Company for the years ended December 31, 2006, 2007 and 2008 were as follows:

Description	Shares Increase	Shares Decrease	Net Changes

Shares at January 1, 2006			217,935

2006	368,798	535,390	(166,592)
2007	77,084	102,345	(25,261)
2008	73,636,201	26,232,012	47,404,189

Shares at December 31, 2008			47,430,271

In 2006, the Company purchased 368,798 shares and sold 317,455 shares through a private equity fund. Also, the Company reissued 217,935 shares upon the exercise of employee stock options.

In 2007, the Company purchased 77,084 shares and sold 102,345 shares through a private equity fund.

In 2008, the Company purchased 28,600 shares and sold 32,082 shares through a private equity fund. Also, the Company purchased 73,607,601 shares and sold 26,199,930 shares upon the stock transfer in connection with the establishment of the financial holding company as more fully described in Note 3.

22.	Retained Earnings

Korean regulations require the Company to appropriate retained earnings for certain purposes. Appropriated and unappropriated retained earnings as of December 31, 2007 and 2008 were as follows:

	2007	2008
	(In millions of Won)

Appropriated retained earnings:
Legal reserve	1,073,940	1,351,340
Reserve for financial structure improvement	55,600	55,600
Other statutory reserves	4,453	8,244
Unappropriated retained earnings	8,879,869	8,617,587

Total	10,013,862	10,032,771

The Banking Act requires banks to appropriate as a legal reserve an amount equal to a minimum of 10% of annual net income, as reported in the Company’s unconsolidated financial statements under generally accepted accounting principles in Korea (Korean GAAP), until such reserve equals 100% of its paid-in capital. This reserve is not available for payment of cash dividends but may be transferred to capital stock or used to reduce an accumulated deficit, if any, by an appropriate resolution of the Company’s board of directors.

In 2002, the Finance Supervisory Service recommended that companies in the Korean Federation of Banks appropriate at least 10 percent of their net income after deducting accumulated deficit to a reserve for financial structure improvement, until the simple capital ratio equals 5.5 percent. This reserve is not available for payment of cash dividends; however, it can be used to reduce a deficit or be transferred to capital.

The Kookmin Bank’s branch in Japan is required to appropriate a legal reserve of up to 10% of annual income, as reported in the Japan Branch of Kookmin Bank’s financial statements under generally accepted accounting principles in Japan, until such reserve equals two billion Japanese Yen. This reserve is used only to reduce any accumulated deficit related to the branch in Japan and is recorded in “Other statutory reserves”.

KB FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

As of December 31, 2007 and 2008, total balances of accumulated restricted retained earnings were ~~W~~1,133,993 million and ~~W~~1,415,184 million, respectively.

Dividends

Dividends payable to the equity stockholders are based on the unappropriated retained earnings available for distribution, which is defined in Korean Commercial Law, as reported in the Company’s non-consolidated financial statements prepared in accordance with Korean GAAP. Hence, the unappropriated retained earnings available for dividend distribution in accordance with U.S. GAAP may, in certain years, either not be fully available or will be additionally available for distribution to the equity stockholders. Further, dividends are declared and paid in Korean Won. As of December 31, 2007 and 2008, in its Korean GAAP non-consolidated financial statements, the Company has reported unappropriated retained earnings of ~~W~~6,662,763 million and ~~W~~7,058,314 million, respectively.

With respect to unappropriated retained earnings available for the payment of dividends as of December 31, 2006 and 2007, on March 23, 2007 and March 20, 2008, the stockholders approved the payment of a cash dividend of 73% and 49%, to stockholders of record as of December 31, 2006 and 2007, respectively, and cash dividends amounting to ~~W~~1,227,784 million and ~~W~~824,129 million were paid on March 28, 2007 and March 25, 2008, respectively.

KB FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

23.	Components of Accumulated Other Comprehensive Income (Loss)

Comprehensive income includes net income plus transactions and other occurrences that are the result of non-owner changes in equity. For the years ended December 31, 2006, 2007 and 2008, the non-owner equity changes were composed of foreign currency translation adjustments and unrealized gains and losses on investment securities, net of taxes. Below are the components of accumulated other comprehensive income (loss) and the related tax effects for the years ended December 31, 2006, 2007 and 2008.

	Foreign	Net Unrealized	Accumulated
	Currency	Gains (Losses) on	Other
	Translation	Investment	Comprehensive
	Adjustments	Securities	Income (Loss), Net
	(In millions of Won)

Balance, January 1, 2006	(39,438)	(17,113)	(56,551)
Foreign currency translation adjustments, net of tax benefit of ~~W~~1,534 million	(4,043)	—	(4,043)
Unrealized holding gains on investment securities, net of tax expense of ~~W~~179,543 million	—	475,664	475,664
Less: Reclassification adjustment for losses included in net income, net of tax expense of ~~W~~3,115 million	—	9,417	9,417

Current period change	(4,043)	485,081	481,038

Balance, December 31, 2006	(43,481)	467,968	424,487

Foreign currency translation adjustments, net of tax expense of ~~W~~572 million	1,509	—	1,509
Unrealized holding losses on investment securities, net of tax benefit of ~~W~~23,743 million	—	(63,890)	(63,890)
Less: Reclassification adjustment for gains included in net income, net of tax benefit of ~~W~~187,777 million	—	(495,092)	(495,092)

Current period change	1,509	(558,982)	(557,473)

Balance, December 31, 2007	(41,972)	(91,014)	(132,986)

Foreign currency translation adjustments, net of tax expense of ~~W~~34,755 million	91,626	—	91,626
Unrealized holding gains on investment securities, net of tax expense of ~~W~~148,183 million	—	389,479	389,479
Less: Reclassification adjustment for losses included in net income, net of tax expense of ~~W~~15,880 million	—	41,790	41,790

Current period change	91,626	431,269	522,895

Balance, December 31, 2008	49,654	340,255	389,909

24.	Regulatory Requirements

In conformity with the Financial Supervisory Service (“FSS”) and the Basel Committee on Banking Regulations and Supervisory Practice guidelines, Kookmin Bank, a subsidiary of the Company, applies risk-adjusted capital ratios to evaluate its capital adequacy. The capital adequacy guidelines adopt the approach of risk-weighted capital measure based on the framework developed and proposed by the Basel Committee on Banking Supervision of the Bank for International Settlements (“BIS”) and involve quantitative credit measures of the assets and certain off-balance-sheet items.

KB FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Total capital consists of two tiers of capital. Tier 1 Capital includes common stockholders’ equity, retained earnings, legal reserves and minority interests, less intangible assets and other adjustments. Tier 2 Capital consists of the allowance for credit losses up to 1.25 percent of risk-weighted assets, limited amounts of subordinated debt and other adjustments. Under the capital adequacy guidelines, banking institutions with international operations are required to maintain a minimum 8% total risk-based capital ratio, the ratio of total risk-adjusted capital divided by total risk-weighted assets, including a Tier 1 capital ratio of at least 4%.

The capital ratios are calculated based on Kookmin Bank’s consolidated balance sheets prepared in accordance with Korean GAAP which may vary in certain significant respects from U.S. GAAP. In the event Kookmin Bank does not maintain a consolidated capital adequacy ratio of 8%, it is subject to corrective actions recommended by the FSS based on the actual financial position and capital ratio of Kookmin Bank. Management of Kookmin Bank believes that Kookmin Bank met all capital adequacy requirements to which it is subject as of December 31, 2007 and 2008. However, events beyond management’s control, such as fluctuations in interest rates or a downturn in the economy could adversely affect future earnings and consequently, Kookmin Bank’s ability to meet its future capital requirements.

The following capital ratios are calculated in accordance with and as defined by the FSS guideline, which is materially consistent with BIS guidelines and Kookmin Bank’s consolidated financial statements prepared in accordance with Korean GAAP which may vary in certain significant respects from U.S. GAAP as of December 31:

	2007	2008
	(In millions of Won, except
	capital ratios)

Tier 1 capital	15,156,619	15,302,560
Tier 2 capital	4,858,274	5,023,771
Less: Investment in non-consolidated equity investees, and others(1),(2)	(380,658)	—

Total risk-adjusted capital	19,634,235	20,326,331

Risk-Weighted Assets
On-balance sheet assets	148,631,471	129,037,517
Off-balance sheet assets	6,517,082	9,998,812

Total risk-weighted assets	155,148,553	139,036,329

Capital Adequacy Ratios (%)
Tier 1 capital ratio (%)	9.77	11.01
Tier 2 capital ratio (%)	3.13	3.61

Capital adequacy ratio (%)	12.66	14.62

(1)	Equity investees engaged in banking and financial activities of which Kookmin Bank owns more than 15% and subordinated notes from securitizations are deducted from total capital as of December 31, 2007.

(2)	Equity investees engaged in banking and financial activities of which Kookmin Bank owns more than 15% and subordinated notes from securitizations etc. are deducted directly from Tier 1 and Tier 2 pursuant to the guidelines of the FSS as of December 31, 2008.

In addition to the existing capital ratio calculations, all banks in Korea, with certain exceptions, are required to report to the FSS an alternative set of capital ratios, taking into account market risk from equity securities, foreign exchange and derivative instruments. Kookmin Bank is subject to these regulatory reporting requirements, which are covered under the same existing minimum capital adequacy ratios.

KB FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Capital ratios of Kookmin Bank in accordance with these regulatory reporting requirements and Kookmin Bank’s consolidated financial statements prepared in accordance with Korean GAAP, which may vary in certain significant respects from U.S. GAAP as of December 31, 2007 and 2008 were as follows:

	2007	2008
	(In millions of Won, except
	capital ratios)

Tier 1 capital	15,156,619	15,302,560
Tier 2 capital(1),(2)	4,858,274	5,023,771
Less: Investment in non-consolidated equity investees, and others	(380,658)	—

Total risk-adjusted capital	19,634,235	20,326,331

Risk-Weighted Assets
Risk-weighted assets for credit risk	153,901,710	139,036,329
Risk-weighted assets for market risk	1,697,125	2,069,088
Risk-weighted assets for operating risk	—	13,155,888

Total risk-weighted assets	155,598,835	154,261,305

Capital Adequacy Ratios (%)
Tier 1 capital ratio (%)	9.74	9.92
Tier 2 capital ratio (%)	2.88	3.26

Capital adequacy ratio (%)	12.62	13.18

(1)	Equity investees engaged in banking and financial activities of which Kookmin Bank owns more than 15% and subordinated notes from securitizations are deducted from total capital as of December 31, 2007.

(2)	Equity investees engaged in banking and financial activities of which Kookmin Bank owns more than 15% and subordinated notes from securitizations etc. are deducted directly from Tier 1 and Tier 2 pursuant to the guidelines of the FSS as of December 31, 2008.

In addition, the Company, as a bank holding company, is required under the capital adequacy requirements of the Financial Services Commission to maintain a minimum consolidated capital adequacy ratio of 8.0%. “Consolidated capital adequacy ratio” is defined as the ratio of equity capital as a percentage of risk-weighted assets on a consolidated basis, determined in accordance with Financial Services Commission requirements that have been formulated based on Bank of International Settlements. “Equity capital,” as applicable to bank holding companies, is defined as the sum of Tier I capital, Tier II capital and Tier III capital less any deductible items (each as defined under the Regulation on the Supervision of Financial Holding Companies). “Risk-weighted assets” is defined as the sum of credit risk-weighted assets and market risk-weighted assets.

The following table sets forth a summary of our consolidated capital adequacy ratio as of December 31, 2008, based on applicable Korean GAAP and regulatory reporting standards:

	As of December 31,
	2008
	(In millions of Won)

Risk-weighted assets	~~W~~	187,086,336
Equity capital		21,937,230
Consolidated capital adequacy ratio		11.73%

KB FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

25.	Income Tax

The components of income tax expense for the years ended December 31, 2006, 2007 and 2008 were as follows:

	For the Years Ended December 31,
	2006	2007	2008
	(In millions of Won)

National tax:
Current	888,078	1,116,885	513,390
Deferred	405,471	142,582	(61,888)
Tax benefits recognized under FIN 48	—	(162,710)	(38,914)

Total national income tax expense	1,293,549	1,096,757	412,588
Local tax:
Current	88,808	111,689	51,339
Deferred	40,547	14,258	(6,189)
Tax benefits recognized under FIN 48	—	(16,271)	(3,891)

Total local income tax expense	129,355	109,676	41,259

Total income tax expense	1,422,904	1,206,433	453,847

The preceding table does not reflect the tax effects of unrealized gains and losses on available-for-sale securities and foreign currency translation. The tax effects of these items are recorded directly in stockholders’ equity.

Income tax is calculated for each individual entity in the Company. As a result, losses incurred by subsidiaries cannot be offset against profits earned by the parent company. Income tax on the operating profit differs from the theoretical amount that would arise at the statutory tax rate of the home country of the parent as follows:

	2006	2007	2008
	(In millions of Won)

Income from continuing operations for the years ended December 31,	4,519,902	4,965,802	1,786,785

Statutory tax rates	27.5%	27.5%	27.5%

Prima facie tax calculated at a statutory tax rate	1,242,973	1,365,596	491,366
Income not assessable for tax purposes	(26,613)	(16,288)	(138,343)
Expenses not deductible for tax purposes	27,065	22,142	168,944
Taxation on outside basis	682	31,947	27,372
Adjustment for overseas tax rates	2,028	3,962	24,925
Change in statutory tax rate	—	—	(53,524)
Decrease in valuation allowance	(8,612)	(16,991)	(19,760)
Korean government tax assessment	189,509	(178,981)	(42,805)
Others	(4,128)	(4,954)	(4,328)

Income tax expense	1,422,904	1,206,433	453,847

Effective tax rate	31.5%	24.3%	25.4%

Pursuant to amendments to the Corporation Income Tax Law, the statutory tax rates changed from 14.3% for the first ~~W~~100 million and 27.5% for any excess amount in 2007 to 12.1% for the first ~~W~~200 million and 27.5% for

KB FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

any excess amount in 2008, 12.1% for the first ~~W~~200 million and 24.2% for the excess amount in 2009, and 12.1% for the first ~~W~~200 million and 22.0% for the excess amount in 2010 and thereafter.

As a result of the change in statutory tax rates, income tax expenses decreased by ~~W~~53,524 million and deferred income tax liabilities related to temporary differences and other comprehensive income decreased by ~~W~~25,951 million and ~~W~~27,573 million, respectively.

The tax effects of temporary differences that give rise to significant portions of the deferred income tax assets (“DTA”) and deferred income tax liabilities (“DTL”) as of December 31, 2007 and 2008 were as follows:

	2007	2008
	(In millions of Won)

Deferred income tax assets:
Other liabilities	174,498	107,421
Valuation of trading assets	2,566	3,336
Valuation of investments	216,809	230,913
Valuation of available-for-sale securities	34,203	—
Premises and equipment	183,652	145,945
Long-term debt	63,780	—
Other temporary differences	16,248	—
Net operating loss	19,080	14,807

Total gross deferred income tax assets	710,836	502,422

Less: Valuation allowance	(98,022)	(78,262)

Deferred income tax assets	612,814	424,160

Deferred income tax liabilities:
Allowance for loan losses	421,321	252,797
Valuation of available-for-sale securities	—	106,053
Accrued interest and dividend receivable	135,293	63,204
Other assets	94,770	88,892
Long-term debt	—	29,192
Other temporary differences	19,769	75,291

Total gross deferred income tax liabilities	671,153	615,429

Net deferred income tax liabilities, including other comprehensive income (“OCI”) related DTA (DTL)	(58,339)	(191,269)

Less: Net OCI related DTA (DTL)	50,124	(121,121)

Net deferred income tax liabilities, excluding net OCI related DTA (DTL)	(108,463)	(70,148)

Deferred income tax assets are recognized only to the extent that realization of the related tax benefit is more likely than not. Management believes it is uncertain whether certain subsidiaries will generate sufficient profits to offset their tax losses in 2007 and 2008. Accordingly, valuation allowances totaling ~~W~~98,022 million and ~~W~~78,262 million as of December 2007 and 2008, respectively, were recognized for deferred income tax assets related to net operating loss carryforwards (“NOLs”) and temporary differences that may not be realized. The decrease of the valuation allowance in 2008 was principally due to the change in statutory tax rates.

As of December 31, 2008, the Company, including its subsidiaries had ~~W~~63,859 million of NOLs. These losses are expected to expire in the periods from 2009 to 2013.

KB FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

As discussed in Note 1 to the consolidated financial statements, the Company has adopted FIN 48 effective January 1, 2007. Upon adoption at January 1, 2007, the Company increased retained earnings by ~~W~~220,348 million.

The beginning balance of unrecognized tax benefits reconciles to the balance as of December 31, 2007 and 2008 in the following table:

	2007	2008
	(In millions of Won)

Total unrecognized tax benefits at January 1	70,766	26,269
Amount of increase for current year’s tax position	11,545	15,481
Gross amount of increases for prior years’ tax position	739	—
Gross amount of decreases for prior years’ tax position	(56,781)	—

Total unrecognized tax benefits at December 31	26,269	41,750

Any changes in the amounts of unrecognized tax benefits related to temporary differences would result in a reclassification to deferred tax liability, and any changes in the amounts of unrecognized tax benefits related to permanent differences would result in an adjustment to income tax expense and effective tax rate. As of December 31, 2007 and 2008, the unrecognized tax benefits included above which would, if recognized, affect the effective tax rate are ~~W~~13,603 million and ~~W~~28,729 million, respectively.

In 2007, the National Tax Service completed their regular examination of the Company’s income tax returns for the years 2002 through 2005, and as a result of the tax audit, the Company received ~~W~~189,509 million of tax assessments in May 2007 and received an additional tax assessment of ~~W~~292,337 million in July 2007. Most of these tax assessments related to disallowed tax deductions for loan loss provisions of credit card receivables. The Company’s management believes that the Company’s tax deductions for the loan loss provision of credit card receivables was appropriate and appealed the assessment to the National Tax Tribunal. Final judgment of the appeals may result in changes of future income tax expense and benefit. However, the Company does not expect any changes in unrecognized tax benefits would have a material impact on income tax expense during the next 12 months. The Company’s major tax jurisdiction is the Republic of Korea, and as of December 31, 2008, all tax years subsequent to 2005 remain open to examination.

The Company’s continuing practice is to recognize interest and penalties, if any, related to income tax matters in income tax expense. Pursuant to the adoption of FIN 48, the Company recorded income tax benefits for penalties and interest previously paid to the Korean tax authorities that it expects to be refunded. The Company recorded income tax benefits for penalties of ~~W~~207,249 million and ~~W~~205,978 million as of December 31, 2007 and 2008, respectively, and also recorded income tax benefits for interest of ~~W~~36,813 million and ~~W~~72,920 million as of December 31, 2007 and 2008, respectively.

KB FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

26.	Earnings Per Share (“EPS”)

The following table is a summary of the computation of earnings per share for the years ended December 31:

	2006	2007	2008
	(In millions of Won, except share data)

Income before cumulative effect of a change in accounting principle	3,092,253	3,755,107	1,325,964
Cumulative effect of a change in accounting principle	(1,687)	—	—

Net income available to common stockholders for basic EPS	3,090,566	3,755,107	1,325,964
Net income available to common stockholders for diluted EPS	3,090,566	3,755,107	1,325,964
Weighted average common shares outstanding applicable to basic EPS (In thousands)	336,351	336,346	321,727
Dilutive effect of stock options	2	—	—

Adjusted weighted average common shares outstanding applicable to diluted EPS (In thousands)	336,353	336,346	321,727

Basic earning per share:
Income before cumulative effect of a change in accounting principle	9,194	11,164	4,121
Cumulative effect of a change in accounting principle	(5)	—	—

Net income	9,189	11,164	4,121

Diluted earning per share:
Income before cumulative effect of a change in accounting principle	9,193	11,164	4,121
Cumulative effect of a change in accounting principle	(5)	—	—

Net income	9,188	11,164	4,121

Stock options excluded from the computation of diluted earnings per share, due to their anti-dilutive effect, totaled nil, nil, and nil in 2006, 2007 and 2008, respectively.

27.	Employee Severance Plan

Employees with one or more years of service are entitled to receive a lump-sum payment upon termination of their employment with the Company, based on their length of service and rates of pay at the time of termination (the “severance plan”). Under the Korean National Pension Fund Law, the Company was required to pay a certain percentage of employee severance benefits to the National Pension Fund prior to April 1999. Additionally, the Company contributes voluntarily a certain percentage of employee severance benefits to a severance insurance deposit account (“Severance Insurance Deposit”) maintained for the benefit of employees at an insurance company. The Company has no additional liability once the amount has been contributed; thus the Company deducts contributions made to the National Pension Fund and the Severance Insurance Deposit from its accrued employee severance plan obligations. The compensation cost of employees’ severance benefit is recognized based on the vested benefits to which the employees are entitled if they separate immediately.

Under limited circumstances, employees can withdraw their accumulated unpaid severance amounts before their termination of employment (“interim severance payment”). Severance plan payments include the amount for

KB FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

such withdrawal. Total interim severance payments made by the Company were ~~W~~11,851 million, ~~W~~14,638 million, and ~~W~~14,078 million in 2006, 2007 and 2008, respectively.

In addition to regular termination benefits, the Company recognized special termination benefits of ~~W~~9,184 million, ~~W~~8,735 million, and ~~W~~89,965 million to 64, 61 and 402 employees, respectively, who accepted early retirement for the years ended December 31, 2006, 2007 and 2008, respectively.

The Company accrued severance benefits of ~~W~~162,237 million, ~~W~~183,569 million, and ~~W~~173,348 million for the years ended December 31, 2006, 2007 and 2008, respectively.

The amounts contributed to the severance insurance deposit account were ~~W~~100,218 million, ~~W~~141,386 million and ~~W~~102,974 million for the years ended December 31, 2006, 2007 and 2008, respectively.

Accrued employee severance plan obligations included in “Other liabilities” as of December 31 were as follows:

	2007	2008
	(In millions of Won)

Balance at beginning of the year	548,969	716,189
Severance benefit	183,569	173,348
Plan payments	(16,349)	(40,123)

	716,189	849,414
Less: Balance of payments remaining with National Pension Fund and Severance Insurance Deposit	(478,433)	(569,213)

Balance at end of the year	237,756	280,201

The Company expects to pay the following future benefits to its employees upon their normal retirement age of 58:

(In millions of Won)

2009	4,434
2010	3,029
2011	4,082
2012	23,320
2013	44,911
2014 — 2018	324,709

The above amounts have been determined based on the employees’ current salary rates and the number of service years that will be accumulated upon their retirement date. These amounts do not include amounts that might be paid to employees that will cease working with the Company before their normal retirement age.

28.	Employee Stock Option Plan

Adoption of SFAS No. 123(R)

As discussed in Note 1, on January 1, 2006, the Company adopted SFAS No. 123(R)- “Share-Based Payment” (“SFAS No. 123(R)”) and Staff Accounting Bulletin No. 107 — “Share-Based Payment”, using the modified prospective application method, which requires all entities to apply a fair-value-based measurement method in accounting for share-based payment transactions. In connection with the adoption of SFAS No. 123(R), the combined net income impact in 2006 was ~~W~~4,341 million which includes an increase of ~~W~~2,654 million in compensation expense and ~~W~~1,687 million in cumulative effect of an accounting change, which recognizes the effect of initially measuring awards that will be settled in cash at their fair value. Basic and diluted earnings per

KB FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

share from continuing operations and net income for the year ended December 31, 2006 were lower by ~~W~~7.9 and ~~W~~12.9, respectively.

Employee stock-based compensation plan

In 2006, the Company granted 940,000 options, which are subject to service requirements and their exercise price is indexed to the sum of the major 3 competitors’ total market capitalization, with a minimum exercise price of ~~W~~75,200 per option.

In 2007, the Company granted 965,000 options, of which 30,000, 20,000, 885,000 and 30,000 options are subject to service requirements and their exercise price is indexed to the sum of the major 3 competitors’ total market capitalization, with a minimum exercise price of ~~W~~85,500, ~~W~~79,700, ~~W~~77,100 and ~~W~~84,500, respectively, per option.

In 2008, the Company introduced stock grants as part of the stock-based compensation plan. Stock grants are granted at no cost upon the completion of a vesting period. The Company granted 299,252 grants which are subject to service requirements and the quantity is indexed to the sum of the major 3 competitors’ total market capitalization, return on asset, and total asset size.

The grants granted (a) are subject to service or performance based requirements, (b) have an exercise price of ~~W~~0 and (c) the quantity is indexed to the banking industry index. The grants vest over one to three years from the date of grant. The grants will be exercised immediately on vesting date.

The options granted (a) are subject to service or performance based requirements and (b) have a fixed exercise price or an exercise price that is indexed to the banking industry index. Generally, the options granted vest over three years from the date of grant. The exercise period ranges from 5 years to 7 years post completion of the three-year vesting period.

For options granted under all of the above plans, the Company may elect either to issue common shares or allocate treasury shares, or pay in cash or treasury shares the difference between the market price and the exercise price. The market price is determined by the arithmetic average of the weighted average of every closing price for two months, one month and one week immediately preceding the exercise of the option, published by Korea Exchange.

The following table summarizes the information about stock option activity under the Company’s stock-based compensation plans for the years ended December 31, 2006, 2007 and 2008:

	2006		2007		2008
	Number of	Weighted	Number of	Weighted	Number of	Weighted
	Stock	Average	Stock	Average	Stock	Average
	Options	Exercise Price	Options	Exercise Price	Options	Exercise Price
		(Won)		(Won)		(Won)

Outstanding, beginning of year	3,209,794	49,172	3,235,568	59,002	3,810,844	64,775
Granted	940,000	80,900	965,000	77,645	—	—
Exercised	(698,897)	46,401	(203,991)	49,078	(29,550)	32,053
Forfeited	(215,329)	48,695	(185,733)	51,644	(322,943)	77,359

Outstanding, end of year	3,235,568	59,002	3,810,844	64,775	3,458,351	62,458

Exercisable at year-end	714,701	50,522	1,226,249	50,471	1,876,585	50,012

KB FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The following table summarizes the information about the Company’s stock grants for the year ended December 31, 2008

2008

(Number of Stock Grants)
Outstanding, beginning of year	—
Granted	299,252
Vested	(5,386)
Forfeited	(99,758)

Outstanding, end of year	194,108

In connection with the stock-based compensation plan, the Company recognized ~~W~~16,865 million and ~~W~~7,513 million of expenses for the years ended December 31, 2006 and 2007, respectively, and the Company recognized an expense reversal of ~~W~~20,139 million for the year ended December 31, 2008.

Total fair value of shares vested during 2006, 2007 and 2008 were ~~W~~5,673 million, ~~W~~16,207 million, and ~~W~~3,459 million, respectively.

The fair value of each option award is estimated using a Black-Scholes option pricing model based on the assumptions noted in the table below. Expected volatility is based on the historical volatility of the Company’s stock. The expected term represents the period of time that options granted are expected to be outstanding. The expected term is estimated using employees’ actual historical behavior and projected future behavior based on expected exercise patterns. The risk-free interest rate is based on the Korean government treasury bond rate where the remaining term equals the expected term. Dividend yield is based on the Company’s historical dividend payout ratio. The assumptions that were used for the valuation of each option at the grant date for the years ended December 31, 2006, 2007 and 2008 are as follows:

For Options Granted During	2006	2007	2008

Expected annual dividend yield	0.69%	2.35%	3.03%
Expected volatility	29.29%	28.47%	47.62%
Risk-free interest rate	4.34%	4.98%	3.24%
Expected option life	3.0 years	2.9 years	2.2 years

The fair value of each grant awarded is estimated using a Monte-Carlo simulation model based on the assumptions noted in the table below because Black-Scholes model cannot be used in this case as exercisable number of stock grants changes when market price changes. Expected volatility is based on the historical volatility of the Company’s stock. The expected term represents the period of time that grants’ requisite period would end. The risk-free interest rate is based on the Korean government treasury bond rate where the remaining term equals the expected term. Dividend yield is based on the Company’s historical dividend payout ratio. The assumptions that were used for the valuation of each stock grant for the year ended December 31, 2008 are as follows:

For Options Granted During	2008

Expected annual dividend yield	3.03%
Expected volatility	59.02%
Risk-free interest rate	3.31%
Expected option life	1.7 years

KB FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The following table summarizes the information about stock options outstanding as of December 31, 2008:

	Options Outstanding
		Weighted			Options Exercisable
		Average	Weighted		Number	Weighted
	Number of	Remaining	Average		of	Average
Exercise	Stock	Contractual	Exercise	Intrinsic	Stock	Exercise	Intrinsic
Price	Options(1)	Life(2)	Price	Value	Options	Price	Value
(Won)			(Won)	(Mil Won)		(Won)	(Mil Won)

28,027	46,494	0.20	28,027	241	46,494	28,027	241
35,500	67,993	2.22	35,500	—	67,993	35,500	—
40,500	5,091	2.65	40,500	—	5,091	40,500	—
42,200	3,351	2.22	42,200	—	3,351	42,200	—
43,800	26,712	2.22	43,800	—	26,712	43,800	—
45,700	8,827	4.32	45,700	—	8,827	45,700	—
46,100	54,250	3.11	46,100	—	54,250	46,100	—
46,800	509,044	4.21	46,800	—	509,044	46,800	—
48,500	10,000	3.23	48,500	—	10,000	48,500	—
48,800	10,000	3.23	48,800	—	10,000	48,800	—
49,200	29,441	4.56	49,200	—	29,441	49,200	—
50,600	610,000	3.84	50,600	—	610,000	50,600	—
51,200	75,000	0.88	51,200	—	75,000	51,200	—
51,600	90,000	4.21	51,600	—	90,000	51,600	—
53,000	7,212	4.65	53,000	—	7,212	53,000	—
57,100	221,773	1.22	57,100	—	221,773	57,100	—
58,600	10,000	2.22	58,600	—	10,000	58,600	—
58,800	23,899	1.57	58,800	—	23,899	58,800	—
60,300	5,077	4.21	60,300	—	5,077	60,300	—
61,000	10,182	4.21	61,000	—	10,182	61,000	—
63,600	10,072	4.21	63,600	—	10,072	63,600	—
63,800	10,031	4.21	63,800	—	10,031	63,800	—
71,538	22,146	2.22	71,538	—	22,146	71,538	—
75,200	446,821	5.23	75,200	—	—	—	—
76,600	18,987	5.82	76,600	—	—	—	—
77,100	767,531	6.11	77,100	—	—	—	—
77,800	29,770	5.23	77,800	—	—	—	—
77,900	59,750	5.23	77,900	—	—	—	—
80,000	27,878	5.23	80,000	—	—	—	—
80,300	163,557	5.23	80,300	—	—	—	—
81,900	47,226	5.28	81,900	—	—	—	—
84,500	15,246	6.23	84,500	—	—	—	—
85,100	5,000	5.23	85,100	—	—	—	—
129,100	9,990	2.24	129,100	—	9,990	129,100	—

	3,458,351				1,876,585

(1)	Number of stock options vested and expected to vest were 3,306,369.

(2)	Contractual life indicates the sum of service (vesting) period and exercise period.

KB FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The following table summarizes the information about stock grants outstanding as of December 31, 2008:

		Weighted Average
	Number of Stock	Remaining Contractual	Intrinsic
Grant Date	Grants(1)	Life(2)	Value
			(Mil Won)

2008-03-28	150,978	1.35	5,012
2008-06-23	3,547	1.48	118
2008-09-11	10,714	1.70	356
2008-09-20	4,801	1.72	159
2008-10-18	5,528	2.80	184
2008-12-23	18,540	2.75	616

	194,108

(1)	Number of stock grants vested and expected to vest were 159,758.

(2)	Contractual life indicates the sum of service (vesting) period.

The total intrinsic values of stock options and stock grants exercised for the years ended December 31, 2007 and 2008 were ~~W~~6,788 million and ~~W~~1,059 million, respectively. The total amount of cash received from the exercise of share options for the years ended December 31, 2007 and 2008 was nil.

29.	Fair Value Measurement

Effective January 1, 2008, the Company adopted SFAS 157 which defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Company determines the fair value of its financial instruments that are recognized or disclosed at fair value in the financial statements on a recurring basis in accordance with SFAS 157. The Company will not adopt certain provisions of this statement until January 1, 2009 as they relate to nonfinancial assets and nonfinancial liabilities that are not measured at fair value on a recurring basis.

The fair value hierarchy established in SFAS 157 requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. Fair value is a market-based measure considered from the perspective of a market participant. As such, even when market assumptions are not readily available, the Company’s own assumptions reflect those that market participants would use in pricing the asset or liability at the measurement date. The standard describes the following three levels of inputs that may be used to measure fair value:

Level 1:  Quoted prices in active markets for identical assets or liabilities. Level 1 assets and liabilities include debt and equity securities and derivative contracts that are traded in an active exchange market, as well as certain securities that are highly liquid and are actively traded in over-the-counter markets.

Level 2:  Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3:  Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. Level 3 assets and liabilities include financial instruments whose value is determined using pricing models, discounted cash flow methodologies, or similar techniques based on significant unobservable input data, as well as instruments for which the determination of fair value requires significant management judgment or estimation.

KB FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The fair value for certain financial instruments is derived using pricing models and other valuation techniques that involve significant management judgment. The price transparency of financial instruments is a key determinant of the degree of judgment involved in measuring fair value of the Company’s financial instruments. Financial instruments for which actively quoted prices or pricing parameters are available will generally have a higher degree of price transparency than those that are thinly traded or not quoted. In accordance with SFAS 157, the criteria used to determine whether the market for a financial instrument is active or inactive is based on the particular asset or liability.

As a result of the adoption of SFAS 157, the Company has made some amendments to the techniques used in measuring the fair value of derivatives and other positions. These amendments change the way that the probability of default of a counterparty is factored into the valuation of derivative positions and include the impact of the Company’s own credit risk on derivatives and other liabilities measured at fair value.

In accordance with SFAS 157, the Company maximizes the use of observable inputs and minimizes the use of unobservable inputs when developing fair value measurements. When market prices are available, the Company uses quoted market prices to measure fair value. If market prices are not available, fair value measurements are based upon models that use primarily market-based or independently-sourced market parameters, including interest rate yield curves, prepayment speeds, option volatilities and currency rates. Most of financial instruments use either of the foregoing methodologies, collectively Level 1 and Level 2 measurements, to determine fair value recorded in the Company’s financial statements. However, in circumstances where market prices are limited or unavailable, valuations may require significant management judgments or adjustments that utilize significant unobservable inputs, to determine fair value. In these cases, the financial instruments are classified as Level 3.

The following are descriptions of valuation methodologies used by the Company to measure various financial instruments at fair value.

Trading and available-for-sale securities and securities sold short, not yet purchased:  The fair values of the securities included in trading assets and available-for-sale securities included in investments and securities in short position included in trading liabilities are recognized in the consolidated balance sheets based on quoted market prices, where available. For the securities traded in the over-the-counter market, the Company generally determines fair value utilizing internal valuation techniques or based on prices obtained from independent pricing services or brokers. Trading securities and derivatives recorded by using valuation methods and prices obtained from pricing services or brokers are generally classified as Level 2 except in the cases where such quoted prices includes unobservable inputs to the models, then such financial instruments are classified as Level 3. The Company validates prices received from pricing services or brokers using a variety of methods, including, but not limited to, comparison to secondary pricing services, corroboration of pricing by reference to other independent market data such as secondary broker quotes and relevant benchmark indices, and review of pricing by the Company’s personnel familiar with market liquidity and other market-related conditions. The Company has internal price verification procedures and reviews fair value methodology documentation provided by independent pricing services.

Other securities in venture capital activities:  Other securities include venture capital securities. The Company carries venture capital investments traded publically at fair value based on quoted market prices. If significant inputs to the fair value measurement for these securities are unobservable in the market due to limited activity, those securities are classified as Level 3.

Derivatives assets and liabilities:  The majority of derivatives entered into by the Company are traded in over-the-counter markets and no quoted market prices exist for such instruments. The fair values of those derivatives are determined using internal valuation models that require the use of multiple market inputs including interest rate, prices and indices to generate continuous yield or pricing curves and volatility factors, which are used to value the position. The derivatives were placed in either Level 2 or Level 3 depending on the observability of the significant inputs to the model.

KB FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Valuation Adjustments

Counterparty credit risk adjustments are applied to derivative assets, such as over-the-counter derivative instruments, when the market inputs used in valuation model may not be indicative of the creditworthiness of the counterparty. Few of the Company’s derivatives are listed on an exchange. The majority of derivative positions are valued using internally developed models that use as their basis observable market inputs. Therefore, an adjustment is necessary to reflect the credit quality of each derivative counterparty to arrive at fair value. The adjustment is based on market-based measures of credit risk to the extent available. The adjustment also takes into account contractual factors designed to reduce the Company’s credit exposure to each counterparty.

Debt valuation adjustments are applied to reflect the Company’s own credit risk when measuring derivative liabilities at fair value in accordance with the requirements of SFAS 157. The methodology to determine the adjustment is consistent with counterparty credit risk adjustment and incorporates the Company’s credit spread as observed through the credit default swap market.

Items measured at fair value on a recurring basis

As of December 31, 2008, 10.86% and 3.38% of the Company’s total assets and total liabilities, respectively, represented instruments measured at fair value on a recurring basis. The following table presents assets and liabilities measured at fair value on a recurring basis by fair-value hierarchy levels as of December 31, 2008.

	Level 1	Level 2	Level 3	Total
	In millions of Won

Assets measured at fair value
Trading assets
Trading securities	2,643,678	2,607,395	—	5,251,073
Foreign exchange spot contracts	—	2,908	—	2,908
Derivatives	8	7,528,268	312,900	7,841,176
Investments
Available-for-sale securities	7,164,872	7,637,495	3,708	14,806,075
Other securities	887	—	87,015	87,902
Other assets-hedging derivatives	—	73,314	—	73,314
Liabilities measured at fair value
Trading liabilities
Securities sold short, not yet purchased	326,675	—	—	326,675
Foreign exchange spot contracts	—	3,273	—	3,273
Derivatives	16	7,194,234	666,883	7,861,133
Other liabilities-hedging derivatives	—	1,850	—	1,850

Changes in Level 3 items measured at fair value on a recurring basis

In circumstances where market prices are limited or unavailable, valuations may require significant unobservable inputs to determine fair value. In these cases, the securities are classified as Level 3. Instruments measured at fair value categorized as Level 3 as of December 31, 2008 represented 1.44% and 8.14% of the Company’s total recurring assets and total recurring liabilities measured at fair value. Both observable and unobservable inputs may be used to determine the fair value of positions that the Company has classified within the Level 3 category. As a result, the realized and unrealized gains and losses for assets and liabilities within the Level 3 category presented in the tables below may include changes in fair value that were attributable to both observable and unobservable inputs.

KB FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The following table presents additional information about Level 3 assets and liabilities measured at fair value on a recurring basis for the year ended December 31, 2008:

		Total Realized/Unrealized			Purchases,		Unrealized
		Gains(Losses) Recorded in		Transfers	Issuances		Gains
	January 1,	Trading		Into/Out of	and	December 31,	(Losses) Still
	2008	Revenues	Others(1)	Level 3(2)	Settlements	2008	Held(3)
	In millions of Won

Trading assets
Derivatives	59,774	185,290	—	7,836	60,000	312,900	203,117
Investments
Available-for-sale securities	11,705	—	(7,997)	—	—	3,708	46
Other securities	94,921	—	1,782	(552)	(9,136)	87,015	(3,101)
Trading liabilities
Derivatives	158,178	69,797	—	4,393	574,109	666,883	54,717

(1)	Includes the change in fair value of available-for-sale securities and other securities, change in accumulated other comprehensive income (loss), gains (losses) from sales and impairment losses.

(2)	Transfers into or out of Level 3 are made if the inputs used in the financial models measuring the fair values of the assets and liabilities became unobservable or observable, respectively. These transfers are effective as of the beginning of the year, and any gains or losses occurring on these assets and liabilities during the year are presented as Level 3.

(3)	Represents the amount of total gains or losses for the year ended December 31, 2008, included in earnings (and accumulated other comprehensive income (loss) for changes in fair value of available-for-sale investments and other securities) attributable to the change in fair value relating to assets and liabilities classified as Level 3 are still held at December 31, 2008.

The significant changes in Level 3 assets and liabilities for the year ended December 31, 2008 are as follows:

A net decrease in available-for-sale securities of ~~W~~7,997 million was mainly driven by recognition of other-than-temporary impairment of CDOs which are included in earnings.

The changes in the Level 3 derivative asset and liabilities of ~~W~~253,126 million and ~~W~~508,705 million were due to:

(i) The Company transferred ~~W~~7,836 million and ~~W~~4,393 million of derivatives assets and liabilities from the Level 2 into the Level 3 category in the fair-value hierarchy during the year ended December 31, 2008. The valuation of these derivatives is affected by the credit valuation adjustments, which is based on an internal valuation technique, and the extent of such adjustment was determined to be significant enough to render the fair-value hierarchy into the lower level.

(ii) The Company recognized realized and unrealized gains of ~~W~~185,290 million and ~~W~~69,797 million, respectively, relating to derivative assets and liabilities, which were included in trading revenues for the year ended December 31, 2008.

The decrease in Level 3 investment of ~~W~~15,903 million was mainly due to the net loss of ~~W~~6,215 million which was recorded in current earnings, a decrease of ~~W~~9,136 million from net purchases, issuances and settlements, and a ~~W~~552 million of transfer of an investment from Level 3 to Level 1 as the issuer of the securities became a publicly traded company.

KB FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Items measured at fair value on a nonrecurring basis

Certain assets and liabilities are measured at fair value on a non-recurring basis and are not included in the tables above. These assets and liabilities primarily include assets measured at cost that have been written down to fair value during the period as a result of an impairment.

The following table presents only balances measured at fair value during the period and still held by level within the SFAS 157 fair value hierarchy as of December 31, 2008, for which a nonrecurring change in fair value has been recorded during the year ended December 31, 2008.

				Impairment
	Level 1	Level 2	Level 3	Loss
	In millions of Won

Investments	—	—	668,458	222,899

Fair Value Disclosure

SFAS 107, Disclosures about Fair Value of Financial Instruments, requires the disclosure of the estimated fair value of financial instruments, for which it is practicable to estimate fair value with certain financial instruments excluded. The following disclosure of the estimated fair value of financial instruments and the methods and assumptions used by the Company, by type of financial instrument, in estimating fair value, except for trading assets and trading liabilities disclosed above pursuant to SFAS 157, is made by the Company in accordance with SFAS 157. In estimating fair values, different market assumptions and estimation methodologies could significantly affect estimated fair value amounts.

Assets and liabilities for which fair value approximates carrying value:   The carrying values of certain financial assets and liabilities are reported at cost, including cash and cash equivalents, restricted cash, call loans, securities purchased under resale agreements, due from customers on acceptances, accrued interest and dividends receivable, accrued interest payable, security deposits, loan held-for-sale, noninterest-bearing deposits, call money and acceptances outstanding. The carrying values of these financial assets and liabilities are considered to approximate their fair values due to their short-term nature and negligible credit losses.

Interest-bearing deposits in other banks:  The fair values of fixed interest-bearing deposits are estimated by discounting cash flows based on current rates for similar types of deposits. The fair values of variable rate interest-bearing deposits are considered to approximate their carrying values.

Held-to-maturity securities:  Fair values of held-to-maturity securities are based on market prices, where available. If quoted market prices are not available, fair values are based on quoted market prices of comparable instruments, discounted cash flows, counterparty quotes or external valuations performed by qualified independent evaluators.

Other securities:  Other securities include venture capital securities, non-marketable or restricted equity securities and equity method investments, which are included in “Investments” in the Company’s consolidated balance sheets. The carrying values of the non-marketable equity securities and equity method investments approximate fair value.

Loans receivable:  Loans receivable are reported net of specific and general provisions for impairment. The fair value of fixed rate loans is estimated by discounting contractual cash flows based on current rates at which similar loans would be made to borrowers for the same maturities. The fair values of variable rate loans that reprice frequently with no significant changes in credit risk are considered to approximate their carrying values in the consolidated balance sheets.

Interest-bearing deposits:  The fair values of variable rate interest bearing deposits approximate their carrying values in the consolidated balance sheets. Fair values for fixed-rate interest bearing deposits are estimated

KB FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

using a discounted cash flow calculation that applies interest rates currently being offered for deposits with similar maturities.

Other borrowed funds:  The aggregate fair value for other borrowed fund is based on quoted market prices, where available. For other borrowed fund where quoted market prices are not available, a discounted cash flow model is used based on the current rates for debt with similar maturities.

Secured borrowings:  The fair values for securities sold under agreements to repurchase are estimated using discounted cash flow calculation that applies interests currently being offered for securities sold under agreements to repurchase with similar maturities. The fair values for beneficial interests issued by the SPEs are estimated using quoted market price.

Long-term debt:  The aggregate fair value for long-term debt is based on quoted market prices, where available. For long-term debt where quoted market prices are not available, a discounted cash flow model is used based on the current rates for the Company’s debt with similar maturities.

Off-balance sheet instruments:  Fair value for off-balance sheet instruments are based on an estimate of the difference between fees currently charged to enter into similar agreements and fees paid to reduce or eliminate exposure to those agreements, taking into account the remaining terms of the agreements and the counterparties’ credit standing.

KB FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The estimated fair values of the Company’s financial instruments as of December 31, 2007 and 2008 were as follows:

	2007		2008
	Carrying		Carrying
	Amount	Fair Value	Amount	Fair Value
	(In millions of Won)

Financial assets:
Cash and cash equivalents	2,770,463	2,770,463	3,073,410	3,073,410
Restricted cash	3,996,496	3,996,496	4,793,948	4,793,948
Interest-bearing deposits in other banks	69,003	69,003	234,534	234,534
Call loans and securities purchased under resale agreements	1,628,107	1,628,107	1,407,474	1,407,474
Investments	24,684,522	24,323,961	29,209,460	30,008,984
Loans, net	170,721,031	169,962,928	197,066,505	196,448,330
Due from customers on acceptances	1,106,135	1,106,135	2,062,618	2,062,618
Accrued interest and dividends receivable	898,965	898,965	1,123,833	1,123,833
Security deposits	1,335,395	1,335,395	1,427,624	1,427,624
Other assets-loans held for sale	92,929	92,929	293,384	293,384
Other assets- off-balance sheet instruments	29,874	29,874	35,110	35,110
Financial liabilities:
Interest-bearing deposits	134,759,588	134,762,772	155,263,206	155,299,191
Non-interest-bearing deposits	3,678,043	3,678,043	3,438,269	3,438,269
Call money	794,138	794,138	3,443,811	3,443,811
Acceptances outstanding	1,106,135	1,106,135	2,062,618	2,062,618
Accrued interest payable	4,195,516	4,195,516	4,961,602	4,961,602
Other borrowed funds	7,776,218	7,772,417	10,526,916	10,548,662
Secured borrowings	6,314,916	6,322,690	5,879,653	5,881,243
Long-term debt	36,306,920	36,063,399	45,147,962	45,991,245
Other liabilities-off-balance sheet instruments	29,874	29,874	35,110	35,110

30.	Derivative Instruments and Hedging Activities

The Company applied fair value hedge accounting for the interest rate swap transactions which qualified for hedge accounting. Fair values of derivatives not qualifying for hedge accounting are reflected in “Trading assets” or “Trading liabilities” and any changes in fair values related to these derivatives transactions are reflected in “Net Trading Revenue”. The fair values of derivatives qualifying for hedge accounting are included in “Other assets” or “Other liabilities” and the earnings impact of these fair value hedges and the change in fair value attributable to the risk being hedged for the hedged item are included in “Other non-interest income” or “Other non-interest expenses.”

Through December 31, 2006, the Company’s hedge accounting was applied exclusively to those interest rate swap transactions that qualified for the short-cut method of hedge accounting. Since no ineffectiveness was assumed for those transactions, no ineffective portion was recognized in earnings. In 2007, in respect of new qualifying hedge relationships, the Company began using standard statistical methods of regression analysis to

KB FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

perform an ongoing prospective and retrospective assessment of the effectiveness of the hedging relationships involving interest rate swaps (i.e., the Company applied the “long-haul” method of hedge accounting) while, at the same time, continuing to use the short-cut method for qualifying hedge relationships existing as of January 1, 2007. Losses related to hedge ineffectiveness of ~~W~~224 million and ~~W~~27,173 million were recognized in earnings for the years ended December 31, 2007 and 2008, respectively.

In the normal course of business, the Company enters into derivatives and foreign exchange contracts to manage the risk exposures of its customers. The Company also uses derivative instruments in reducing risk exposures relating to fluctuations in its own trading accounts, and assets and liabilities in response to interest rate and foreign exchange risks.

The Company uses interest rate derivatives principally to manage exposure to fluctuations in fair value in response to interest rate risk. Pay-fixed receive-variable interest rate swaps are used to convert fixed rate assets, principally debt securities, into synthetic variable rate instruments. Receive-fixed pay-variable interest rate swaps are used to convert fixed rate funding sources, principally fixed rate debt, into synthetic variable rate funding instruments. Cross-currency interest rate swaps are contracts that generally involve the exchange of both interest and principal amounts in two different currencies. Cross-currency swaps are used by the Company to convert asset and funding denominated from one currency into another currency.

Derivative instruments may expose the Company to market risk or credit risk in excess of the amounts recorded on the balance sheet. Market risk arises due to market price, interest rate and foreign exchange rate fluctuations that may result in a decrease in the market value of a financial instrument and/or an increase in its funding cost. Exposure to market risk is managed through position limits and other controls and by entering into hedging transactions. Credit risk is the possibility that loss may occur from counterparty failure to perform according to the terms of the contract and if the value of collateral held, if any, was not adequate to cover such losses. Credit risk is controlled through credit approvals, limits and monitoring procedures based on the same credit policies used for on-balance-sheet instruments. Generally, collateral or other security is not required. The amount of collateral obtained, if any, is based on the nature of the financial instrument and management’s credit evaluation of each counterparty.

Credit Derivatives

The Company enters into credit derivatives primarily to facilitate client transactions. Credit derivatives derive value based on an underlying third party-referenced obligation and generally require the Company as the seller of credit protection to make payments to a buyer upon the occurrence of predefined credit events. Such credit events generally include bankruptcy of the referenced entity, debt restructuring and failure to pay under the obligation, as well as acceleration of indebtedness and payment repudiation or moratorium. For credit derivatives based on a portfolio of referenced credits or credit indices, the Company may not be required to make payment until a specified amount of loss has occurred and/or may only be required to make payment up to a specified amount. At December 31, 2008, all credit derivatives the Company has entered into include only credit default swaps (“CDS”), in which the Company is the protection seller. Based on the credit quality of the underlying reference entities, all investments have been classified as investment grade and their expiration at December 31, 2008 are summarized as follows.

	Maximum
	Payout/	Less Than	1 to 3	Fair Value
	Notional	1 Year	Years	Liability
	In millions of Won

Credit default swaps(1)	454,500	2,017	7,472	9,489

(1)	The Company considers ratings of BBB- or higher to meet the definition of investment grade.

The maximum potential amount of future payments under CDS contracts presented in the table above is based on the notional value of the derivatives. The Company believes that the maximum potential amount of future

KB FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

payments for credit protection sold is not representative of the actual loss exposure based on historical experience. This maximum potential amount has not been reduced by the Company’s rights to the underlying assets and the related cash flows. In accordance with most CDS contracts, should a credit event (or settlement trigger) occur, the Company is usually liable for the difference between the protection sold and the recourse it holds in the value of the underlying assets. Thus, if the reference entity defaults, the Company will generally have a right to collect on the underlying reference credit and any related cash flows, while being liable for the full notional amount of credit protection sold to the buyer. At December 31, 2008, the Company has not purchased protection against the credit protection sold to offset derivative contract positions.

31.	Commitments and Contingencies

Legal proceedings

The Company is a party to certain legal actions arising in the normal course of its operations. Other than the legal proceedings discussed below, management believes that these actions are without merit and that the ultimate liability, if any, will not materially affect the Company’s financial position, liquidity or results of operations.

a) In March 2001, an individual filed a lawsuit with the Seoul Central District Court requesting the court to order a revocation of the former Kookmin Bank’s merger with H&CB. Subsequently, additional persons have joined the lawsuit as plaintiffs. In November 2003, the Seoul Central District Court decided the case in the Company’s favor. The individual, however, appealed the decision to the Seoul High Court. On March 30, 2005, the Seoul High Court denied the plaintiff’s appeal. The plaintiff then appealed the decision to the Supreme Court, which dismissed the plaintiff’s appeal in April 2009.

b) During the first quarter of 2004, the National Tax Service of Korea completed a tax audit in respect of the Company for the fiscal years 1998 through 2001. As a result of the tax audit, the Company was assessed ~~W~~124 billion (including residential tax) for tax deficiencies. The Company paid the entire amount, but appealed the assessment to the National Tax Tribunal, which ruled in favor of the National Tax Service of Korea in part. In 2005 and 2006, the Company filed various administrative lawsuits appealing the judgment of the National Tax Tribunal. The Company previously had one lawsuit pending at the Seoul High Court, which was decided in the Company’s favor in April 2008. The National Tax Service of Korea appealed the case to the Supreme Court of Korea, where it remains pending. The Company has two additional lawsuits on this matter currently pending at the Supreme Court of Korea.

c) In 2005, certain individuals, including one of the Company’s employees, fabricated and distributed counterfeit certificates of deposit (“CDs”), with the Company as issuer. Korea Real Estate Investment Trust Co., Ltd. and Electric Contractors’ Financial Cooperative came to own the counterfeit CDs and requested the Company to make payments on the CDs, which were rejected by the Company. Korea Real Estate Investment Trust Co., Ltd. and Electric Contractors’ Financial Cooperative commenced legal proceedings against the Company in the Seoul Central District Court in September 2005 for claims of ~~W~~40,108 million and ~~W~~25,217 million, respectively, and the district court ruled for the plaintiffs in both proceedings. The Company appealed both cases to the Seoul High Court, which dismissed the Company’s appeals in June 2007. The Company has appealed both cases to the Supreme Court of Korea, which dismissed the Company’s appeals in March 2009. Also as a result of this incident, the Financial Supervisory Service closed for three months the Company’s bank branch where the implicated individual was employed, issued warnings to certain Company’s executive officers and required the Company to discipline 26 other employees.

d) In February 2006, the Korean government indicted the former team head of the Company’s lottery department and several other individuals in connection with excessive fees paid to a subcontractor by the government. The subcontractor, Korea Lottery Service Inc. (“KLS”), was hired by the Company with the Korean government’s approval in connection with the Company’s lottery operations, and fees paid to such subcontractor were deducted prior to transferring any profit received by the Company to the government. In December 2007, the

KB FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Seoul Central District Court found the former head of the Company’s lottery department guilty but ruled in favor of the other defendants. Both the former head of the Company’s lottery department and the prosecutor’s office appealed the case to the Seoul High Court. In January 2009, the Seoul High Court ruled in favor of the former team head of the Company’s lottery department. The prosecutor’s office appealed the case to the Supreme Court of Korea, and the appeal is currently pending.

In August 2006, the Korean government filed a lawsuit against the Company, KLS and an accounting firm who provided the estimation for the lottery commission rate of ~~W~~321 billion in connection with excessive lottery commission fees paid to KLS. In April 2009, the Seoul Central District Court dismissed the government’s claim. In May 2009, the government appealed the case to the Seoul High Court, where it is currently pending.

In April 2004, the Lottery Commission of the Korean government revised the fee rate for fees payable to Korea Lottery Service Inc. by reducing it from 9.523% to 3.144%. KLS filed a lawsuit with the Seoul Central District Court claiming that such reduction by the Lottery Commission was invalid and demanding the payment of approximately ~~W~~20 billion of unpaid fees by the Company, which is the difference between the fees payable by the Company under the previous rate and the revised rate in respect of fees incurred in May 2004. In December 2006, the Seoul Central District Court ruled in favor of KLS, and the Company appealed to the Seoul High Court in January 2007. In May 2008, the Seoul High Court ruled in favor of Korea Lottery Service Inc. in part but reduced the amount of damages to ~~W~~4.5 billion. In June 2008, both the Company and KLS appealed the case to the Supreme Court, where it is currently pending.

In addition, in January 2007, KLS filed another lawsuit with the Seoul Central District Court seeking payment of unpaid fees in the aggregate amount of ~~W~~446 billion, which is the difference between the fees payable by the Company under the previous rate and the revised rate, for fees incurred from June 2004 to December 2006. In July 2008, the Seoul Central District Court ruled in favor of the Company in part and reduced the amount of damages to ~~W~~123 billion. In August 2008, both the Company and KLS appealed the case to the Seoul High Court, where it is currently pending.

Furthermore, in June 2008, KLS filed another lawsuit with the Seoul Central District Court seeking payment of unpaid fees in the aggregate amount of ~~W~~134 billion, which is the difference between the fees payable by the Company under the previous rate and the revised rate, for fees incurred from January 2007 to December 2007. This case is currently pending.

e) In September 2006, the Korea Fair Trade Commission ordered the Company to cease, and assessed an administrative fine against the Company in the aggregate amount of ~~W~~6.4 billion in connection with, the following practices:

•	not reducing the interest rates on certain of the Company’s adjustable-rate home equity loans in prior years despite a decline in market interest rates;

•	collecting unauthorized early repayment commissions from the Company’s customers in connection with certain of the Company’s housing loans; and

•	paying KB Asset Management a management fee higher than that of other asset management companies with respect to certain money market fund products.

In November 2006, the Company paid the full amount of ~~W~~6.4 billion, after filing a lawsuit with the Seoul High Court in October 2006 to revoke the order. In January 2008, the Seoul High Court ruled in favor of the Korea Fair Trade Commission regarding the orders with respect to the first and third practices described above, and in favor of the Company regarding the order with respect to the second practice described above. Furthermore, the Seoul High Court ruled that the administrative fine imposed in connection with the first practice described above was excessive and ordered a reassessment. The Company and the Korea Fair Trade Commission both appealed the ruling to the Supreme Court, where it is still pending.

KB FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

f) During the first half of 2007, the National Tax Service of Korea completed a tax audit for the years 2002, 2003, 2004 and 2005, as a result of which the Company was assessed ~~W~~190 billion (including residential tax) for tax deficiencies. In addition, during the second half of 2007, the National Tax Service of Korea assessed additional income tax amounting to ~~W~~292 billion (including residential tax) for tax deficiencies. The Company paid the entire amount of such additional assessments in 2007. The Company subsequently filed an appeal with the National Tax Tribunal with respect to tax assessments made in 2007 amounting to ~~W~~482 billion (including residential tax) and recorded ~~W~~481 billion of such income tax paid as “Other Assets” in the consolidated financial statements as of December 31, 2007 (upon adoption of FIN No. 48), which remained so recorded as of December 31, 2008.

g) Since November 2008, certain of the Company’s customers have filed lawsuits against it in connection with its sales of foreign currency derivatives products known as “KIKO”(which stands for “knock-in-knock-out”), which are intended to operate as hedging instruments against fluctuations in the exchange rate between the Won and the U.S dollar. Due to the significant depreciation of the Won against the U.S dollar in 2008 and 2009, customers who have purchased KIKO products from the Company are required to make large payment to it. Six companies have filed lawsuits against the Company alleging that contracts under which the relevant KIKO products were sold should be invalidated and the Company should return payments received thereunder. The aggregate amount of such claims, as of April 30, 2009, was approximately ~~W~~28 billion and may increase as the lawsuits progress or in the event of further depreciation of the Won against U.S. dollar. Additional lawsuits, as well as motions for preliminary injunctions, may be filed against the Company with respect to KIKO products, and the final outcome of such litigation remains uncertain.

h) Since November 2008, 392 of the Company’s customers have filed lawsuits against it in connection with its sales of offshore funds and currency future contracts, claiming damages of ~~W~~5,670 million. The customers allege that the losses were caused by the Company’s negligence in inadequately explaining the risks of such investment to its customers and in structuring funds with inappropriate currency future hedging features. The lawsuits are currently pending at the Seoul Central District Court and the Daegu District Court. Additional lawsuits may be filed against the Company with respect to its sales of such products, and the final outcome of such litigation remains uncertain.

Lease commitments

The Company entered into capital leases in 2008, while all leases entered into by the Company as lessee were operating leases until 2007. Total rental expenses for the years ended December 31, 2006, 2007 and 2008 were ~~W~~95,356 million, ~~W~~129,538 million, and ~~W~~173,297 million, respectively. Pursuant to the terms of lease agreements pertaining to premises and equipment in effect at December 31, 2008, future minimum rental payments under non-cancelable operating and capital lease terms are as follows:

	Operating Lease	Capital Lease
	(In millions of Won)

2009	112,267	4,030
2010	63,930	8,470
2011	37,516	33
2012	21,208	14
2013	5,913	70
Thereafter	11,351	137

Total	252,185	12,754

In lieu of rent, certain lease agreements require the Company to advance a non-interest bearing refundable deposit to the landlord for the landlord’s use during the lease term. The amount of the advance is determined by the prevailing market rate and is recorded as a security deposit in the consolidated balance sheets.

KB FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Credit-related commitments

The Company is a party to credit related financial instruments with off-balance sheet risk in the normal course of business. The primary purpose of these instruments is to ensure that funds are available to customers as required. Guarantees, which represent irrevocable assurances that the Company will make payments in the event that a customer cannot meet its obligations to third parties, carry the same credit risk as loans. Cash requirements under guarantees are considerably less than those under commitments because the Company does not generally expect the third party to draw funds under the agreement.

Commercial letters of credit, which are written undertakings by the Company on behalf of a customer authorizing a third party to draw drafts on the Company up to a stipulated amount under specific terms and conditions, are collateralized by the underlying shipments of goods to which they relate and therefore have significantly less risk than a loan.

Commitments to extend credit represent unused portions of authorizations to extend credit in the form of loans, guarantees or letters of credit. With respect to credit risk on commitments to extend credit, the Company is potentially exposed to loss in an amount equal to the total unused commitments.

For credit related financial instruments, the contractual amount of the financial instrument represents the maximum potential credit risk if the counterparty does not perform according to the terms of the contracts. A large majority of these commitments expire without being drawn upon. As a result, total contractual amounts are not representative of the Company’s actual future credit exposure or liquidity requirements for these commitments.

As of December 31, 2007 and 2008, the financial instruments whose contract amounts represent credit risk to the Company were as follows:

	Contract Amount
	2007	2008
	(In millions of Won)

Guarantees	3,489,898	6,561,490
Commercial letters of credit(1)	3,950,258	9,949,069
Unused lines of credit:
Commercial	25,175,871	25,895,687
Consumer(2)	53,626,874	54,778,970

(1)	The above contains advance payment refund guarantees and others which amount to ~~W~~ 1,292,868 million and ~~W~~ 3,127,334 million as of December 31, 2007 and 2008, respectively.

(2)	Of this amount, ~~W~~42,798,949 million and ~~W~~42,287,411 million as of December 2007 and 2008, respectively, relate to the unused credit card limits that may be cancelled by the Company at any time.

Fund contribution commitments

On December 17, 2008, the Company committed to contribute ~~W~~1,043,826 million to the Bond Market Stabilization Fund aimed at stabilizing the local debt market. As of December 31, 2008, the Company’s total contribution amounted to ~~W~~521,913 million.

KB FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Pledged assets

The primary components of assets pledged as collateral for borrowings and other purposes as of December 31, 2007 and 2008 were as follows:

	2007	2008
	(In millions of Won)

Trading securities	167,956	1,055,706
Available-for-sale securities	107,016	3,303,349
Held-to-maturity securities	8,340,559	8,099,494
Other securities	258	258
Loans	307,476	835,727
Real estate	8,655	9,035
Cash	—	3,000

Total	8,931,920	13,306,569

Obligation under guarantees

The Company provides a variety of guarantees to its customers to enhance their credit standing and enable them to complete a wide variety of business transactions. The maximum potential amount of future payments represents the notional amounts that could be lost under the guarantees if there were a total default by the guaranteed parties, without consideration of possible recoveries under recourse provisions or from collateral held or pledged. Guarantee arrangements have been recorded on the Company’s consolidated balance sheets at their fair value at inception as “Other liabilities” with an offsetting entry in “Other assets”. As cash is received under such arrangements and applied to other assets, the liability recorded at inception is amortized into fees and commissions over the life of the contract. The table below summarizes all of the Company’s guarantees under FIN No. 45 as of December 31, 2008.

				Maximum
				Potential Amount of
	Expire within	Expire after		Future Payment or
	One Year	One Year	Total	Notional Amounts
	(In millions of Won)

Financial guarantees	587,679	340,630	928,309	928,309
Performance guarantees	3,219,321	2,413,860	5,633,181	5,633,181
Liquidity facilities to SPEs	185,053	944,118	1,129,171	1,129,171
Trust Fund Guarantees	478,579	2,861,329	3,339,908	3,339,908

Total	4,470,632	6,559,937	11,030,569	11,030,569

Financial guarantees are used in various transactions to enhance the credit standing of the Company’s customers. They represent irrevocable assurance, subject to satisfaction of certain conditions, that the Company will make payments in the event that the customers fail to fulfill their obligations to third parties. Such financial obligations are principally composed of standby letters of credit and credit enhancement for debtors.

Performance guarantees are issued to guarantee customers’ tender bids on construction or similar projects or to guarantee completion of such projects in accordance with contract terms. They are also issued to support the customers’ obligation to supply specified products, commodities, maintenance or other services to third parties.

As of December 31, 2007 and 2008, the carrying amount of the liabilities related to financial and performance guarantees amounted to ~~W~~16,092 million and ~~W~~32,525 million, respectively.

KB FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Liquidity facilities to SPEs represent irrevocable commitments to provide contingent liquidity credit lines including commercial paper purchase agreements to SPEs for which the Company serves as the administrator. The SPEs are established by clients to have access to funding from the commercial paper market or the corporate debt market by transferring assets to the SPEs. The Company had commitments to provide liquidity to SPEs up to ~~W~~1,372 billion and ~~W~~1,129 billion as of December 31, 2007 and 2008, respectively. As of December 31, 2007 and 2008, the carrying amount of these liabilities amounted to ~~W~~13,782 million and ~~W~~2,585 million, respectively. Although the Company does not sell assets to these SPEs, it would be required to provide funding under the liquidity credit lines in the event that the SPEs do not hold enough funds to make scheduled payments on their outstanding senior debt securities. Under the commercial paper purchase agreements, the Company is required to purchase commercial paper issued by the SPEs when enough funding is not available in the commercial paper market. The Company has limited credit exposure to these SPEs because the risk of first loss is borne by the clients or other third parties, or the SPEs are over-collateralized.

In the normal course of the Company’s business, indemnification clauses are often included in standard contracts with an assessment that risk of loss is remote. In many cases, there are no stated or notional amounts included in the indemnification clauses and the contingencies triggering the obligation to indemnify have not occurred and are not expected to occur. No amounts were reflected in the consolidated balance sheets as of December 31, 2007 and 2008 related to these indemnifications.

The Company evaluates the performance risk of its guarantees based on the assigned referenced counterparty internal or external ratings. Where external ratings are used, investment-grade ratings are considered to be BBB- and above, while anything below is considered non-investment grade. The Company’s internal ratings are in line with the related external rating system. On certain underlying referenced credits or entities, ratings are not available. Such referenced credits are included in the “Not-rated” category. The maximum potential amount of the future payments related to guarantees is determined to be the notional amount of these contracts, which is the par amount of the assets guaranteed.

Presented in the table below is the maximum potential amount of future payments classified based upon internal and external credit ratings as of December 31, 2008.

	Investment	Non-Investment
	Grade	Grade	Not Rated	Total
	(In millions of Won)

Financial guarantees	791,403	136,906	—	928,309
Performance guarantees	3,687,253	1,943,820	2,108	5,633,181
Liquidity facilities to SPEs	812,023	317,148	—	1,129,171
Trust Fund Guarantees	—	—	3,339,908	3,339,908

Total	5,290,679	2,397,874	3,342,016	11,030,569

32.	Concentrations of Geographic and Credit Risk

Geographic risk

Loans to borrowers based in Korea comprised 99% of the Company’s loan portfolio as of December 31, 2007 and 2008. Investments in debt and equity securities of Korean entities comprised 99% of the Company’s investment portfolio, including investments held by the Company’s venture capital subsidiaries, as of December 31, 2007 and 2008.

KB FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Credit risk

Concentrations of credit risk arise when a number of customers are engaged in similar business activities, or activities in the same geographic region, or have similar economic features that would cause their ability to meet their contractual obligations to be similarly affected by changes in economic conditions.

The Company regularly monitors various segments of its credit risk portfolio to assess potential concentration risks and to obtain collateral when deemed necessary. No entity was responsible for 10% or more of the Company’s total interest and dividend income for the years ended December 31, 2006, 2007 and 2008.

The table below indicates major products including exposures of on-balance sheet loans and off-balance sheet credit instruments (principally unused credit lines) as of December 31.

	2007			2008
	Total Credit	On-Balance	Off-Balance	Total Credit	On-Balance	Off-Balance
	Exposure	Sheet	Sheet	Exposure	Sheet	Sheet
	(In millions of Won)

Commercial and industrial loans	80,341,917	60,944,632	19,397,285	88,460,164	75,140,264	13,319,900
Construction loans	11,062,792	8,843,237	2,219,555	12,986,016	10,052,096	2,933,920
Other commercial loans	5,232,068	1,797,202	3,434,866	11,796,929	2,950,577	8,846,352
Mortgages and home equity loans	67,200,778	65,819,452	1,381,326	71,321,668	69,923,921	1,397,747
Credit card loans	53,227,884	10,428,935	42,798,949	53,809,964	11,522,553	42,287,411
Other consumer loans	32,465,720	23,019,866	9,445,854	38,685,584	27,592,649	11,092,935
Foreign loans	1,460,376	1,335,466	124,910	3,250,926	2,454,534	796,392

Total	250,991,535	172,188,790	78,802,745	280,311,251	199,636,594	80,674,657

33.	Related Party Transactions

A number of banking transactions are entered into with related parties in the normal course of business. These include loans, borrowings, acceptances outstanding and receivables. These transactions are carried out on commercial terms and conditions and at market rates, and are disclosed below.

Associates

The Company has business relationships with a number of companies in which the Company owns significant equity interests.

KB FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Directors with common relationship

It is common for the directors of the Company to have a relationship with other entities due to their positions at those entities. During this common relationship period, the Company considers such entities to be related parties of the Company.

Relationship in
Related Party	Financial Years	Remark

Daewoo Shipbuilding & Marine Engineering Co., Ltd. (“DSME”)	Mar 2002 to Mar 2008	In March 2008, the director resigned from the Company.
MoneyToday, Ltd.	Mar 2005 to Mar 2008	In March 2008, the director resigned from the Company.
LG International Corp. (“LGInt.”)	Mar 2006 to Mar 2009	In March 2009, the director resigned from the Company
Hite Brewery Co., Ltd. (“HITE”)	Aug 2007 to Mar 2008	In March 2008, the director resigned from the Company.
Uclick Co., Ltd.(“Uclick”)	Mar 2008 onwards	Mar 2008 onwards
SK Holdings Co., Ltd. (“SK”)	Mar 2008 onwards	Mar 2008 onwards
Ace Technologies Corp. (“AceTech”)	Sep 2008 to Mar 2009	Sep 2008 onwards
Kolon I’Networks Corp. (“KolonINet”)	Mar 2006 onwards	Mar 2006 onwards
Kolon Benit Co., Ltd. (“KolonBenit”)	Mar 2006 onwards	Mar 2006 onwards

Loans to related parties

The table below summarizes the changes in the amount of loans to directors, director nominees and executive officers.

	2007	2008
	(In millions
	of Won)

Loans, January 1,	6,396	9,883
New loans	4,035	5,680
Repayments	548	8,593

Loans, December 31,	9,883	6,970

The outstanding balances as of December 31, 2006, 2007 and 2008 and the related expense and income for the years then ended with respect to related party transactions were as follows:

	2006
			Money
	Trusts(1)	DSME	Today	SEM	HCF	LGInt.	KB Life	ING Life	Directors
	(In millions of Won)

Loans	—	—	—	—	—	2,930	—	—	6,396
Due from customers on acceptances	—	29,630	—	—	—	4,395	—	—	—
Receivables	12,075	—	—	—	—	—	—	—	—
Borrowings	1,266,518	—	—	—	—	—	—	—	—
Interest income on loans	—	—	7	640	513	48	—	—	325
Fees and commission income	117,719	187	—	—	—	5	35,204	11,340	—
Interest expense on borrowings	47,506	—	—	—	—	—	—	—	—

(1)	See Note 36

KB FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	2007
			Money					KB	ING
	Trusts(1)	DSME	Today	SK	HITE	LGInt	Uclick	Life	Life	Directors
	(In millions of Won)

Loans	—	—	217	150,000	20,000	36,103	652	—	—	9,883
Due from customers on acceptances	—	18,011	—	—	—	5,765	—	—	—	—
Receivables	12,334	—	—	—	—	—	—	—	—	—
Borrowings	1,411,089	—	—	—	—	—	—	—	—	—
Interest income on loans	—	—	—	8,295	1,079	1,200	35	5	—	565
Fees and commission income	113,246	110	—	92	—	24	—	43,452	8,814	—
Interest expense on borrowings	72,628	—	—	—	—	—	—	—	—	—
Purchase of goods and services	—	—	—	—	—	—	2,234	—	—	—

(1)	See Note 36

	2008
			Money				Ace	Kolon		Kolon	KB	ING
	Trusts(1)	DSME(4)	Today(4)	SK(4)	HITE(5)	LGInt(4)	Tech(4)	INet(2)	Uclick(3)	Benit(2)	Life	Life	Directors(6)
	(In millions of Won)

Loans	—	—	—	150,000	—	101,562	2,000	35,033	—	—	—	—	6,970
Due from customers on acceptances	—	—	—	—	—	44,990	—	—	—	—	—	—	—
Receivables	14,743	—	—	—	—	—	—	—	—	—	—	—	—
Borrowings	2,775,135	—	—	—	—	—	—	—	—	—	—	—	—
Interest income on loans	—	—	5	8,295	290	2,124	68	331	38	—	9	—	956
Fees and commission income	101,274	36	—		—	153	—	32	—	—	47,951	10,674	—
Interest expense on borrowings	72,001	—	—	—	—	—	—	—	—	—	—	—	—
Purchase of goods and services	—	—	—	—	—	—	—	—	3,006	182	—	—	—

(1)	See Note 36

(2)	The non-executive director of the Company, is the CEO and non-executive director of Kolon INet and Kolon Benit, respectively.

(3)	The non-executive director of the Company, is the majority shareholder of Uclick.

(4)	The non-executive directors of the Company during the year were also non-executive directors of the entities above.

(5)	The non-executive director of the Company during the year was the senior advisor of the entity.

(6)	Represent directors, director nominees, executive officers (Deputy President or higher) and their immediate family members.

KB FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

34.	Operating Subsidiaries

Operating subsidiaries of the Company as of December 31, 2008 were as follows:

	Country of	Percentage
	Incorporation	ownership

Kookmin Bank	Korea	100.00%
KB Investment & Securities Co., Ltd.(1)	Korea	100.00%
KB Investment & Securities Hong Kong Ltd.(1)	Hong Kong	99.99%
KB Data Systems Co., Ltd.	Korea	100.00%
KB Futures Co., Ltd.	Korea	100.00%
KB Investment Co., Ltd.	Korea	100.00%
KB Credit Information Co., Ltd.	Korea	100.00%
KB Asset Management Co., Ltd.	Korea	100.00%
KB Real Estate Trust Co., Ltd.	Korea	100.00%
Jooeun Industrial Co., Ltd.(2)(3)	Korea	99.99%
Kookmin Bank Hong Kong Ltd.(3)	Hong Kong	100.00%
Kookmin Bank Int’l Ltd.(3)	United Kingdom	100.00%

(1)	KB Investment & Securities Co., Ltd. and its subsidiary, KB Investment & Securities Hong Kong Ltd. newly became the subsidiaries of the Company in 2008.

(2)	The dissolution of Jooeun Industrial Co., Ltd. was approved during the stockholders’ meeting of Kookmin Bank on March 19, 2002.

(3)	Indicates percentage of ownership by Kookmin Bank.

All holdings are in the common shares of the undertaking concerned. Certain VIEs, which have been consolidated in accordance with FIN No. 46(R) as of December 31, 2007 and 2008, are not included in the list of operating subsidiaries.

35.	Segment Reporting

For management reporting purposes, the Company’s business segment results are reported to management under Korean GAAP. The Company is organized into four major business segments: Retail Banking, Corporate Banking, Capital Markets Activities and Credit Card Operations. These business divisions are based on the nature of the products and services provided, the type or class of customer, and the Company’s management organization, and provide the basis on which the Company reports its primary segment information:

•	Retail banking — The retail banking segment’s assets and liabilities are mainly with individuals and households. This segment handles private customer current accounts, savings, deposits, consumer loans and mortgage loans.

•	Corporate banking — The corporate banking segment’s assets and liabilities are mainly with private and public enterprises. The activities within this segment include loans, overdrafts, other credit facilities, deposits in foreign currencies and other foreign currency activities.

•	Capital markets activities — Activities within this segment include trading activities in securities and derivatives, activities involving investment security portfolios, and foreign currency funding through debentures and borrowings.

KB FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

•	Credit card operations — The credit card segment’s assets and liabilities are mainly with individuals or corporate cardholders and card merchants, and it handles domestic as well as overseas credit and debit card operations.

Other operations of the Company are comprised of activities of its subsidiaries and other consolidated entities, activities of trust account management activities, none of which constitute a separately reportable segment.

Operating income and expenses and interest income and expense, related to both third party and inter-segment transactions, are included in determining the operating earnings of each segment. The provision for income tax is comprised of corporate income tax and resident tax surcharges. The income tax expenses are allocated to the respective segment based on performance. Transactions between the business segments are reflected on terms established by management.

The segment results were prepared based on Korean GAAP and a reconciliation to U.S. GAAP has been provided for certain line items. Geographic segment disclosures have been excluded as assets and revenues attributable to external customers in foreign countries are not significant.

A summary of the business segment results is shown in the following table:

			Capital	Credit				U.S.
Year Ended	Retail	Corporate	Markets	Card			Inter-Segment	GAAP
December 31, 2006	Banking	Banking	Activities	Operations	Other	Total Segment	Transactions(1)	Adjustments	Total
	(In millions of Won)

Operating income	10,372,125	5,264,795	8,967,453	2,255,927	2,456,546	29,316,846	(8,699,628)	(6,332,656)	14,284,562
Operating expenses	8,679,272	4,759,951	8,950,173	1,522,010	1,891,295	25,802,701	(8,610,045)	(7,427,996)	9,764,660

Segment results	1,692,853	504,844	17,280	733,917	565,251	3,514,145	(89,583)	1,095,340	4,519,902

Interest income	9,503,999	4,937,620	2,738,507	1,907,104	1,042,109	20,129,339	(7,861,936)	(862,451)	11,404,952
Interest expense	6,417,851	3,857,489	2,837,558	347,364	278,028	13,738,290	(8,346,244)	(49,676)	5,342,370

Net interest income (expense)	3,086,148	1,080,131	(99,051)	1,559,740	764,081	6,391,049	484,308	(812,775)	6,062,582
Provision for (reversal of provision for) credit losses	421,506	353,132	(5)	388,376	18,612	1,181,621	(153,156)	(1,128,391)	(99,926)
Non-interest income	868,126	327,175	6,228,946	348,823	1,414,437	9,187,507	(837,692)	(5,470,205)	2,879,610
Non-interest expenses	1,685,804	514,710	6,111,728	749,389	1,492,542	10,554,173	(108,451)	(6,247,294)	4,198,428

Net non-interest income (expenses)	(817,678)	(187,535)	117,218	(400,566)	(78,105)	(1,366,666)	(729,241)	777,089	(1,318,818)
Depreciation and amortization	154,111	34,620	892	36,881	102,113	328,617	(2,194)	(2,635)	323,788

Extraordinary gain	—	—	—	—	—	—	—	—	—
Net income (loss) before tax expense (benefits)	1,692,853	504,844	17,280	733,917	565,251	3,514,145	(89,583)	1,095,340	4,519,902
Income tax expense	461,894	159,906	4,939	243,222	87,908	957,869	(313)	465,348	1,422,904
Minority interests	—	—	—	—	—	—	—	4,745	4,745
Cumulative effect of a change in accounting principle	—	—	—	—	—	—	—	(1,687)	(1,687)

Net income (loss)	1,230,959	344,938	12,341	490,695	477,343	2,556,276	(89,270)	623,560	3,090,566

Segments’ total assets	88,647,438	56,422,392	36,847,803	8,703,817	10,047,610	200,669,060	(1,755,624)	(5,935,191)	192,978,245

(1)	Includes eliminations for consolidation, inter-segment transactions and certain differences in classification under management’s reporting system.

KB FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

			Capital	Credit				U.S.
Year Ended	Retail	Corporate	Markets	Card			Inter-Segment	GAAP
December 31, 2007	Banking	Banking	Activities	Operations	Other	Total Segment	Transactions(1)	Adjustments	Total
	(In millions of Won)

Operating income	11,465,514	7,048,300	9,019,943	2,238,803	3,482,028	33,254,588	(10,727,867)	(5,721,523)	16,805,198
Operating expense	9,611,829	6,463,264	9,045,737	1,532,613	1,957,687	28,611,130	(10,629,155)	(6,142,579)	11,839,396

Segment results	1,853,685	585,036	(25,794)	706,190	1,524,341	4,643,458	(98,712)	421,056	4,965,802

Interest income	10,304,640	6,372,668	3,459,384	1,997,440	1,339,041	23,473,173	(9,596,017)	(1,084,815)	12,792,341
Interest expense	7,350,859	5,280,951	3,516,996	449,045	342,331	16,940,182	(10,142,560)	(110,174)	6,687,448

Net interest income(expense)	2,953,781	1,091,717	(57,612)	1,548,395	996,710	6,532,991	546,543	(974,641)	6,104,893
Provision for credit losses	84,110	416,403	23	19,468	27,524	547,528	(61)	(529,093)	18,374
Non-interest income	1,160,874	675,632	5,560,559	241,363	2,142,987	9,781,415	(1,131,850)	(4,636,708)	4,012,857
Non-interest expenses	1,941,470	728,371	5,527,876	1,020,704	1,477,086	10,695,507	(484,195)	(5,496,620)	4,714,692

Net non-interest income (expenses)	(780,596)	(52,739)	32,683	(779,341)	665,901	(914,092)	(647,655)	859,912	(701,835)
Depreciation and amortization	235,390	37,539	842	43,396	110,746	427,913	(2,339)	(6,692)	418,882

Extraordinary gain	—	—	—	—	—	—	—	—	—
Net income (loss) before tax expense(benefits)	1,853,685	585,036	(25,794)	706,190	1,524,341	4,643,458	(98,712)	421,056	4,965,802
Income tax expense (benefit)	515,511	170,853	(6,915)	200,928	902,674	1,783,051	(503)	(576,115)	1,206,433
Minority interests	—	—	—	—	—	—	—	4,262	4,262
Cumulative effect of a change in accounting principle	—	—	—	—	—	—	—	—	—

Net income (loss)	1,338,174	414,183	(18,879)	505,262	621,667	2,860,407	(98,209)	992,909	3,755,107

Segments’ total assets	90,257,424	73,194,276	38,573,300	9,950,104	13,024,404	224,999,508	(1,955,064)	(5,361,676)	217,682,768

(1)	Includes eliminations for consolidation, inter-segment transactions and certain differences in classification under management’s reporting system.

KB FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

			Capital	Credit				U.S.
Year Ended	Retail	Corporate	Markets	Card		Total	Inter-Segment	GAAP
December 31, 2008(1)	Banking	Banking	Activities	Operations	Other	Segment	Transactions(2)	Adjustments	Total
				(In millions of Won)

Operating income	13,221,279	10,795,406	35,060,413	2,420,638	4,344,574	65,842,310	(19,548,677)	(27,512,912)	18,780,721
Operating expense	11,501,353	10,996,918	34,941,864	1,938,147	3,581,537	62,959,819	(19,381,568)	(26,584,315)	16,993,936

Segment results	1,719,926	(201,512)	118,549	482,491	763,037	2,882,491	(167,109)	(928,597)	1,786,785

Interest income	12,224,734	9,551,144	4,352,695	2,115,252	1,385,306	29,629,131	(12,713,112)	(1,087,577)	15,828,442
Interest expense	9,256,727	8,206,760	4,204,987	614,730	564,010	22,847,214	(13,337,045)	(150,516)	9,359,653

Net interest income(expense)	2,968,007	1,344,384	147,708	1,500,522	821,296	6,781,917	623,933	(937,061)	6,468,789
Provision for credit losses	203,038	1,351,006	12,789	98,393	163,227	1,828,453	(1,233)	486,234	2,313,454
Non-interest income	996,545	1,244,262	30,707,718	305,386	2,959,268	36,213,179	(6,835,565)	(26,425,335)	2,952,279
Non-interest expenses	1,822,477	1,384,180	30,723,017	1,166,056	2,722,721	37,818,451	(6,061,312)	(26,843,497)	4,913,642

Net non-interest income (expenses)	(825,932)	(139,918)	(15,299)	(860,670)	236,547	(1,605,272)	(774,253)	418,162	(1,961,363)
Depreciation and amortization	219,111	54,972	1,071	58,968	131,579	465,701	18,022	(76,536)	407,187

Extraordinary gain	—	—	—	—	—	—	—	—	—
Net income (loss) before tax expense(benefits)	1,719,926	(201,512)	118,549	482,491	763,037	2,882,491	(167,109)	(928,597)	1,786,785
Income tax expense (benefit)	472,980	(55,416)	32,600	132,686	94,400	677,250	164,832	(388,235)	453,847
Minority interests	—	—	—	—	—	—	—	6,974	6,974
Cumulative effect of a change in accounting principle	—	—	—	—	—	—	—	—	—

Net income (loss)	1,246,946	(146,096)	85,949	349,805	668,637	2,205,241	(331,941)	(547,336)	1,325,964

Segments’ total assets	98,796,601	91,525,828	51,037,945	11,225,114	35,429,231	288,014,719	(20,465,928)	(9,221,880)	258,326,911

(1)	Figures shown in the above table for the year ended December 31, 2008 represent (i) the consolidated income statement data of Kookmin Bank for the period between January 1, 2008 and June 30, 2008 (for which consolidated net income was ~~W~~1,263 billion under Korean GAAP), and (ii) the consolidated income statement data of the Company for the period between September 29, 2008 and December 31, 2008 (for which consolidated net income was ~~W~~610 billion under Korean GAAP), which includes the results of Kookmin Bank and its subsidiaries from July 1, 2008 to September 28, 2008 because the acquisition cost of Kookmin Bank and its subsidiaries in connection with the comprehensive stock transfer pursuant to which the Company was established has been determined as the net asset amount of Kookmin Bank and its subsidiaries as of June 30, 2008 based on Korean GAAP.

(2)	Includes eliminations for consolidation, inter-segment transactions and certain differences in classification under management’s reporting system.

The allowance for loan losses under U.S.GAAP for each segment is as follows:

			Capital
	Retail	Corporate	Markets	Credit Card
	Banking	Banking	Activities	Operations	Other	Total
	(In millions of Won)

As of December 31, 2007	427,835	1,231,263	745	165,054	39,132	1,864,029
As of December 31, 2008	378,240	2,387,914	7,746	213,131	56,504	3,043,535

KB FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The following is a reconciliation of the business segments’ total assets under Korean GAAP as of December 31, 2006, 2007 and 2008 to the consolidated total assets under U.S.GAAP;

	2006	2007	2008
	(In millions of Won)

Segments’ total assets	200,669,060	224,999,508	288,014,719
U.S. GAAP adjustments	(5,935,191)	(5,361,676)	(9,221,880)

Cash and cash equivalents	897,468	293,389	604,598
Restricted cash	(42,560)	(108,624)	887,372
Interest-bearing deposits in other banks	(69,074)	(76,214)	(1,706,276)
Call loans and securities purchased under resale agreements	48,091	7,576	19,491
Trading assets	(3,068,912)	(2,842,889)	(2,933,946)
Investments	(1,687,595)	(1,769,326)	(2,132,307)
Loans (net of allowance for loan losses)	1,537,540	1,810,489	1,798,977
Premises and equipment, net	(527,879)	(642,257)	(1,727,649)
Accrued interest and dividends receivable	(336,757)	(342,282)	(147,496)
Security deposits	(5,086)	(7,435)	(2,000)
Goodwill	94,156	172,478	341,765
Other intangible assets	114,157	66,766	34,474
Other assets	(2,888,740)	(1,923,347)	(4,258,883)
Inter-segment transactions	(1,755,624)	(1,955,064)	(20,465,928)

Consolidated total assets	192,978,245	217,682,768	258,326,911

KB FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The following is a reconciliation of the business segment’s operating income under Korean GAAP for the years ended December, 31, 2006, 2007 and 2008 to the consolidated operating income under U.S. GAAP:

	2006	2007	2008
	(In millions of Won)

Segments’ operating income	29,316,846	33,254,588	65,842,310
U.S. GAAP adjustments:	(6,332,656)	(5,721,523)	(27,512,912)

Interest and dividend income:
Deposits in other banks	(24,849)	(22,759)	(37,278)
Loans, including fees	(713,876)	(859,455)	(925,841)
Trading assets	(126,687)	(134,357)	(139,742)
Investment securities	(2,694)	(70,591)	4,396
Call loans and securities purchased under resale agreements	5,655	2,347	10,888

	(862,451)	(1,084,815)	(1,087,577)

Non-interest income:
Trust fees, nets	29,871	21,759	20,980
Other fees and commission income	755,210	841,740	825,337
Net trading revenue	(5,424,014)	(4,806,311)	(25,837,632)
Net gain on investments	(247,596)	(30,723)	(625,070)
Other non-interest income	(583,676)	(663,173)	(808,950)

	(5,470,205)	(4,636,708)	(26,425,335)

Inter-segment transactions	(8,699,628)	(10,727,867)	(19,548,677)

Consolidated operating income	14,284,562	16,805,198	18,780,721

The adjustments presented in the tables above represent consolidated assets and revenues not specifically allocated to individual business segments.

Differences between U.S. GAAP and Korean GAAP

The following is a summary of the significant adjustments made to consolidated total assets and revenue to reconcile the U.S. GAAP results with those under Korean GAAP.

Allowance for loan losses:  Under U.S. GAAP, the allowance for loan losses for specifically identified impaired non-homogeneous loans has been established based on (1) the present value of expected future cash flows discounted at the loan’s effective interest rate, (2) the fair value of the collateral if the loan was collateral dependent or (3) observable market prices if available. For homogeneous corporate and consumer loans, the allowance for the loan losses was established based on an evaluation of the historical performance of the loan portfolios. Under Korean GAAP, the allowance for loan losses has been determined at the larger of the allowance based on historical loss rates of loan portfolios or the one based on the loan classification guidelines and prescribed loss ratio of the Financial Service Commission. For the allowance for loan losses as of December 31, 2008, the Company used allowance based on the Financial Service Commission Guidelines as it was greater than the one based on the historical loss rates.

Deferred loan costs:  Under U.S. GAAP, certain employee and other costs associated with originating loans are deferred and amortized over the life of the related loans as an adjustment to the yield of the loans, net of any

KB FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

related fees received. Under Korean GAAP, origination costs related to wages and salaries are recognized as expense when accrued.

Securities and hedging derivatives accounting:  Under U.S. GAAP, decreases in fair value with respect to all securities below the cost basis of an individual security and deemed to be other than temporary must be written off through a charge to income. In determining whether a decrease in fair value is other than temporary, the following factors were considered: the length of time and the extent to which the market value had been less than cost; the financial condition and near-term prospects of the issuer; and the intent and ability of the holder to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in market value. Under Korean GAAP, when the recoverable value of available-for-sale or held-to-maturity securities is less than their amortized acquisition costs and there is any objective evidence of impairment, then their book value is adjusted to their recoverable amount, and the declines in book value are reflected in current loss as impairment losses.

Under U.S. GAAP, to qualify for hedge accounting, derivatives must be highly effective at reducing the risk associated with the exposure being hedged. Each derivative must be formally designated as a hedge, with documentation of the risk management objective and strategy for the hedge, identification of the hedging instrument, the hedged item and risk exposure, and how effectiveness would be assessed prospectively and retrospectively. Under Korean GAAP, the criteria that must be met in order to apply hedge accounting are less prescriptive. Accordingly, the majority of the derivatives accounted for as hedges under Korean GAAP do not qualify for hedge accounting under U.S. GAAP. This adjustment reflects the effects of the reversal of the hedge accounting treatment under Korean GAAP.

Loan sale accounting:  Under U.S. GAAP, the transfer of loans was recorded as a sale if specific and prescriptive criteria were met relating to the transferor’s relinquishing control. If these criteria were not met, the transfer would be treated as a secured borrowing. Certain loan transfers (including those in connection with asset securitization transactions) that qualified for derecognition as sales under Korean GAAP did not meet U.S. GAAP criteria for derecognition as sales.

Fixed Assets:  Under Korean GAAP, certain fixed assets were revalued upward in 1998 and 2008. As a result of this revaluation, the revaluation gain is included in stockholders’ equity, and depreciation expense related to the revalued fixed assets is determined based on the new cost basis. Under U.S. GAAP, such a revaluation is not permitted and depreciation expense is based on historical cost.

Goodwill:  Under Korean GAAP, goodwill is amortized over its useful life during which future economic benefits are expected to flow to the enterprise, not exceeding twenty years. Under U.S. GAAP, goodwill is not amortized, but rather it is tested for impairment at least annually.

Finite-lived Intangible Assets:  Under U.S. GAAP, finite-lived intangible assets which meet certain criteria are recognized in a business combination transaction and amortized over their useful lives. Under Korean GAAP, as the criteria that must be met in order to recognize intangible assets is not clearly specified, in practice, they are included as part of goodwill.

Foreign Currency Translation:  Under U.S. GAAP, all unrealized gains and losses arising from available-for-sale securities are recorded in accumulated other comprehensive income (loss); however under Korean GAAP, the portion of unrealized gains and losses on available-for-sale securities arising from foreign currency translation were recognized in earnings.

Stock-based Compensation:  Under U.S. GAAP, compensation costs of stock option are recognized using the fair value method. Under Korean GAAP, the compensation costs were recognized using the intrinsic value method by 2006, and prospectively, the costs are recognized using the fair value method from 2007.

Consolidation of Variable Interest Entities (“VIEs”):  Under U.S. GAAP, VIEs for which the Company has been determined to be the primary beneficiary are consolidated. Under Korean GAAP, certain VIEs which are established in the course of assets-backed securitizations of non-performing loans are deconsolidated under the Law

KB FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

of Securitization, but the majority of the VIEs do not qualify for deconsolidation under U.S. GAAP. This adjustment reflects the effects of the reversal of the securitization accounting treatment under Korean GAAP.

Income tax expense:  Under U.S. GAAP, a tax position taken or expected to be taken in a tax return is evaluated to determine whether it is more likely than not that a tax position will be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position, and then the tax positions that meet the more -likely -than -not criteria is measured to determine the amount of benefit to recognize in the financial statements. The tax positions are measured at the largest amount of benefit that is greater than 50 percent likely of being realized upon ultimate settlement. Differences between tax positions taken in a tax return and amounts recognized are reflected in the financial statements as adjustments of income tax expense, deferred tax assets/liabilities. In addition, interest and penalties related to tax positions are adjusted as a component of income tax expense. Under Korean GAAP, as the guidelines to recognize and measure the benefits of uncertain tax positions are not clearly specified, in practice, they are adjusted in income tax expense when realized.

Fair value:  Under Korean GAAP, fair value is measured at the amount for which an asset can be exchanged between knowledgeable willing parties in an arm’s length transaction. Fair value measurements are not made for liabilities. Under U.S. GAAP, fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. US GAAP requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. Fair value is a market-based measure considered from the perspective of a market participant.

36.	Trust Accounts

The Company offers a variety of asset management and administration services under trust arrangements in accordance with the Korean Trust Law and the Korean Capital Market and Financial Investment Business Act. The trust accounts managed by the Company are classified into performance based trusts and guaranteed trusts in terms of the nature of the trusts, and the guaranteed trusts consist of Guaranteed Principal Money Trusts and Guaranteed Fixed Rate Money Trusts.

The Guaranteed Principal Money Trusts require the Company to guarantee the return of the principal amount invested at the termination of a fixed term deposit. Additionally, the Company guarantees a specified rate of return on the principal amount invested in Guaranteed Fixed Rate Money Trusts. Based on the Company’s analysis of potential risk and reward generated from the guaranteed trusts, the Guaranteed Fixed Rate Money Trusts were consolidated in the Company’s financial statements in accordance with FIN No. 46(R). For further discussion on the consolidation scope of the trust accounts, refer to Note 9.

With respect to the managing of the trust accounts, the Company charges investment management fees on the Guaranteed Principal Money Trusts and other performance based trusts, and receives commission income, including penalty charges for early withdrawal of fixed term deposits.

37.	Subsequent events

Acquisition of Khmer Union Bank (renamed as Kookmin Bank Cambodia PLC)

On May 4, 2009, Kookmin Bank acquired 132,600 common shares of Khmer Union Bank for ~~W~~9,969 million. As a result, Kookmin Bank owns 51% of the voting rights of Khmer Union Bank in Cambodia. The total assets and liabilities as of December 31, 2008 under Korean GAAP are ~~W~~16,993 million and ~~W~~13 million, respectively.