Form 20-F
period 2009-12-31
KB Financial Group Inc.
filed 2010-06-23
CIK 1445930

As filed with the Securities and Exchange Commission on June 23, 2010
UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2009
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

343,028,989 shares of Common Stock, par value ~~W~~5,000 per share

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

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

As of and for the years ended December 31, 2005, 2006, 2007, 2008 and 2009, we have prepared financial information in accordance with United States generally accepted accounting principles, or U.S. GAAP. Unless indicated otherwise, the financial information in this annual report as of and for the years ended December 31, 2005, 2006, 2007, 2008 and 2009 has been prepared in accordance with U.S. GAAP.

We were established on September 29, 2008 pursuant to a “comprehensive stock transfer” under Korean law, whereby holders of the common stock of Kookmin Bank and certain of its subsidiaries transferred all of their shares to us, a new financial holding company, and in return received shares of our common stock. See “Item 4A. History and Development of the Company — The Establishment of KB Financial Group.” The stock transfer was accounted for under U.S. GAAP as a transaction between entities under common control and, with respect to the transfer by noncontrolling stockholders of Kookmin Bank’s subsidiaries included in the stock transfer, the acquisition by us of such noncontrolling interests of such subsidiaries was accounted for using the purchase method. Accordingly, the consolidated financial statements included in this annual report are, as of dates and for periods prior to the date of the stock transfer, for Kookmin Bank and its subsidiaries, and as of dates and for periods from and after the date of the stock transfer, for us and our subsidiaries, including Kookmin Bank. For further information regarding the accounting treatment of the stock transfer, see Note 3 of the notes to our consolidated financial statements.

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

For your convenience, this annual report contains translations of Won amounts into U.S. dollars at the noon buying rate of the Federal Reserve Bank of New York for Won in effect on December 31, 2009, which was ~~W~~1,163.65 = US$1.00.

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

The selected consolidated financial and operating data set forth below as of and for the years ended December 31, 2005, 2006, 2007, 2008 and 2009 have been derived from our audited consolidated financial statements, which have been prepared in accordance with U.S. GAAP. Our consolidated financial statements as of and for the years ended December 31, 2005, 2006, 2007 and 2008 have been audited by independent registered public accounting firm Deloitte Anjin LLC and our consolidated financial statements as of and for the year ended December 31, 2009 have been audited by independent registered public accounting firm Samil PricewaterhouseCoopers.

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

Consolidated income statement data

	Year Ended December 31,
	2005		2006		2007		2008		2009		2009(1)
	(In billions of Won, except common share data)										(In millions of
											US$, except common
											share data)

Interest and dividend income	~~W~~	10,658	~~W~~	11,405	~~W~~	12,792	~~W~~	15,829	~~W~~	13,590	US$	11,679
Interest expense		4,757		5,342		6,687		9,360		8,231		7,074

Net interest income		5,901		6,063		6,105		6,469		5,359		4,605
Provision for credit losses		613		(100)		18		2,313		2,204		1,894
Non-interest income		2,844		2,880		4,013		2,952		3,513		3,019
Non-interest expenses		4,314		4,522		5,135		5,321		5,742		4,935
Income tax expense (benefit)		1,099		1,423		1,206		454		207		178
Income (loss) before cumulative effect of a change in accounting principle, net of tax(2)		2,719		3,098		3,759		1,333		719		617
Cumulative effect of a change in accounting principle		—		(2)		—		—		—		—

Net income (loss)(2)		2,719		3,096		3,759		1,333		719		617

Net income (loss) attributable to noncontrolling interests, net of tax(2)		3		5		4		7		(2)		(2)

Net income (loss) attributable to stockholders(2)	~~W~~	2,716	~~W~~	3,091	~~W~~	3,755	~~W~~	1,326	~~W~~	721	US$	619

Net income (loss) attributable to stockholders per common share
Net income (loss) — basic	~~W~~	8,214	~~W~~	8,969	~~W~~	10,898	~~W~~	4,012	~~W~~	2,215	US$	1.90
Net income (loss) — diluted(3)		8,210		8,969		10,898		4,012		2,215		1.90
Weighted average common shares outstanding-basic (in thousands of common shares)(4)		330,679		344,576		344,570		330,498		325,397		325,397
Weighted average common shares outstanding-diluted (in thousands of common shares)(4)		330,845		344,578		344,570		330,498		325,397		325,397
Cash dividends declared per common share(5)	~~W~~	550	~~W~~	550	~~W~~	3,650	~~W~~	2,450	~~W~~	—	US$	—

(1)	Won amounts are expressed in U.S. dollars at the rate of ~~W~~1,163.65 to US$1.00, the noon buying rate in effect on December 31, 2009 as quoted by the Federal Reserve Bank of New York in the United States.

(2)	On January 1, 2009, we adopted Statement of Financial Accounting Standards (“SFAS”) No. 160, “Noncontrolling Interests in Consolidated Financial Statements” (ASC 810-10-45-15, “Consolidation — Noncontrolling Interest in a Subsidiary”) (“ASC 810-10-45-15”). As a result, minority interests have been recharacterized as noncontrolling interests and net income (loss) attributable to noncontrolling interests, net of tax, is included in income (loss) before cumulative effect of a change in accounting principle, net of tax, and subtracted from net income (loss) to calculate net income (loss) attributable to stockholders. Corresponding items for all prior periods have been restated accordingly.

(3)	Diluted earnings per share gives effect to the potential dilution that could occur if convertible securities, options or other contracts to issue common stock were converted into or exercised for common stock for the relevant periods. Effective from 2003, we had one category of potentially dilutive common shares, which was shares issuable on exercise of stock options granted to directors, executive officers and employees. Effective from August 2005, we changed the settlement method for such stock options to a cash settlement method (excluding certain outstanding stock options which were exercised in full in 2006), and accordingly there were no potentially dilutive common shares in 2007, 2008 and 2009.

(4)	In September 2009, we issued 30,000,000 new shares of our common stock (including 2,775,585 new shares in the form of ADSs) at a subscription price of ~~W~~37,250 per share (and US$29.95 per ADS), pursuant to a rights offering to our existing shareholders. The subscription price was less than the fair value per share of our common stock at such time. Under U.S. GAAP, such difference is treated similarly to a stock dividend, and the weighted average common shares outstanding for all periods have been adjusted accordingly. See Note 26 of the notes to our consolidated financial statements.

(5)	U.S. GAAP requires that dividends be recorded in the period in which they are declared rather than the period to which they relate unless these are the same.

Consolidated balance sheet data

	As of December 31,
	2005		2006		2007		2008		2009		2009(1)
	(In billions of Won)										(In millions of US$)

Assets
Cash and cash equivalents	~~W~~	3,086	~~W~~	3,775	~~W~~	2,770	~~W~~	3,073	~~W~~	2,696	US$	2,316
Restricted cash		2,259		3,277		3,996		4,794		6,050		5,199
Interest-bearing deposits in other banks		515		423		69		235		467		401
Call loans and securities purchased under resale agreements		1,716		1,738		1,628		1,407		2,036		1,749
Trading assets		4,754		3,744		6,594		13,095		7,721		6,636
Investments(2)		25,372		25,348		24,685		29,209		33,245		28,570
Loans (net of allowance for loan losses of ~~W~~3,212 billion in 2005, ~~W~~2,468 billion in 2006, ~~W~~1,864 billion in 2007, ~~W~~3,043 billion in 2008 and ~~W~~3,341 billion (US$2,871 million) in 2009)		134,939		149,216		170,721		197,067		193,454		166,248
Due from customers on acceptances		627		620		1,106		2,063		1,895		1,629
Premises and equipment, net		1,516		1,612		1,660		1,775		1,617		1,390
Accrued interest and dividends receivable		1,060		802		899		1,124		1,029		885
Security deposits		1,185		1,190		1,335		1,428		1,406		1,208
Goodwill		394		394		394		578		580		498
Other intangible assets, net		217		185		183		208		191		164
Other assets		868		654		1,643		2,271		1,468		1,261

Total assets	~~W~~	178,508	~~W~~	192,978	~~W~~	217,683	~~W~~	258,327	~~W~~	253,855	US$	218,154

Liabilities and Equity
Deposits:
Interest bearing	~~W~~	121,787	~~W~~	125,195	~~W~~	134,760	~~W~~	155,263	~~W~~	166,079	US$	142,722
Non-interest bearing		3,912		4,345		3,678		3,438		3,104		2,668
Call money		1,253		168		794		3,444		1,365		1,173
Trading liabilities		1,078		1,223		1,812		8,191		4,246		3,649
Acceptances outstanding		627		620		1,106		2,063		1,895		1,629
Other borrowed funds		6,118		10,627		7,776		10,527		8,176		7,026
Accrued interest payable		3,307		3,698		4,196		4,961		3,819		3,282
Secured borrowings		8,118		7,463		6,315		5,880		4,670		4,013
Long-term debt		16,751		21,675		36,307		45,148		39,570		34,005
Other liabilities		4,151		3,174		3,953		3,817		3,355		2,883

Total liabilities		167,102		178,188		200,697		242,732		236,279		203,050

Common stock		1,682		1,682		1,682		1,782		1,932		1,660
Additional paid-in capital		5,416		5,404		5,405		6,253		7,200		6,188
Other		4,294		7,686		9,879		7,560		8,407		7,224

Stockholders’ equity		11,392		14,772		16,966		15,595		17,539		15,072
Noncontrolling interests(3)		14		18		20		0		37		32

Total equity		11,406		14,790		16,986		15,595		17,576		15,104

Total liabilities and equity	~~W~~	178,508	~~W~~	192,978	~~W~~	217,683	~~W~~	258,327	~~W~~	253,855	US$	218,154

(1)	Won amounts are expressed in U.S. dollars at the rate of ~~W~~1,163.65 to US$1.00, the noon buying rate in effect on December 31, 2009 as quoted by the Federal Reserve Bank of New York in the United States.

(2)	Consists of available-for-sale securities, held-to-maturity securities, venture capital securities and other securities.

(3)	On January 1, 2009, we adopted ASC 810-10-45-15. As a result, minority interests have been recharacterized as noncontrolling interests and reclassified as a component of equity. Corresponding items for all prior periods have been restated accordingly.

Profitability ratios and other data

	Year Ended December 31,
	2005	2006	2007	2008	2009
	(Percentages)

Net income attributable to stockholders as a percentage of:
Average total assets(1)	1.50%	1.61%	1.80%	0.54%	0.27%
Average stockholders’ equity(1)	25.51	22.52	22.66	7.79	4.45
Dividend payout ratio(2)	6.81	39.73	21.95	—	10.94
Net interest spread(3)	3.29	3.15	2.84	2.48	1.98
Net interest margin(4)	3.53	3.43	3.17	2.83	2.21
Efficiency ratio(5)	49.33	50.56	50.75	56.48	64.72
Cost-to-average assets ratio(6)	2.38	2.36	2.46	2.18	2.19
Won loans (gross) as a percentage of Won deposits	106.34	112.16	119.48	120.50	111.55
Total loans (gross) as a percentage of total deposits	109.80	116.88	124.38	125.79	115.98

(1)	Average balances are based on daily balances for our primary banking operations and monthly or quarterly balances for our other operations.

(2)	Represents the ratio of total dividends declared on common stock as a percentage of net income attributable to stockholders.

(3)	Represents the difference between the yield on average interest earning assets and cost of average interest bearing liabilities.

(4)	Represents the ratio of net interest income to average interest earning assets.

(5)	Represents the ratio of non-interest expense to the sum of net interest income and non-interest income.

(6)	Represents the ratio of non-interest expense to average total assets.

Capital ratios under Korean GAAP

	Year Ended December 31,
	2005	2006	2007	2008	2009
	(Percentages)

Consolidated capital adequacy ratio of KB Financial Group(1)	—	—	—	11.73%	13.34%
Capital adequacy ratios of Kookmin Bank
Tier I capital adequacy ratio(2)	9.67%	10.07%	9.74%	9.92%	10.82%
Tier II capital adequacy ratio(2)	3.28	4.10	2.88	3.26	3.22
Average stockholders’ equity as a percentage of average total assets	6.31	7.37	7.63	6.06	6.09

(1)	Under applicable guidelines of the Financial Services Commission, we, as a bank holding company, are required to maintain a minimum consolidated capital adequacy ratio of 8%. This computation is based on our consolidated financial statements prepared in accordance with Korean GAAP. See “Item 5B. Liquidity and Capital Resources — Financial Condition — Capital Adequacy.”

(2)	Kookmin Bank’s capital adequacy ratios are computed in accordance with the guidelines issued by the Financial Services Commission. The computation is based on its consolidated financial statements prepared in accordance with Korean GAAP. See “Item 5B. Liquidity and Capital Resources — Financial Condition — Capital Adequacy.”

Credit portfolio ratios and other data

	As of December 31,
	2005		2006		2007		2008		2009
	(In billions of Won, except percentages)

Total loans	~~W~~	138,012	~~W~~	151,403	~~W~~	172,189	~~W~~	199,637	~~W~~	196,225
Total non-performing loans(1)		3,149		2,143		1,339		1,068		1,365
Other impaired loans not included in non-performing loans		1,615		1,195		887		2,636		2,022
Total of non-performing loans and other impaired loans		4,764		3,338		2,226		3,704		3,387
Total allowance for loan losses		3,212		2,468		1,864		3,043		3,341
Non-performing loans as a percentage of total loans		2.28%		1.42%		0.78%		0.53%		0.70%
Non-performing loans as a percentage of total assets		1.76		1.11		0.62		0.41		0.54
Total of non-performing loans and other impaired loans as a percentage of total loans		3.45		2.21		1.29		1.86		1.73
Allowance for loan losses as a percentage of total loans		2.33		1.63		1.08		1.52		1.70

(1)	Non-performing loans are defined as those loans, including corporate, retail and other loans, which are past due more than 90 days.

Selected Statistical Information

Average Balance Sheets and Related Interest

The following table shows our average balances and interest rates for the past three years:

	Year Ended December 31,
	2007					2008					2009
	Average		Interest		Average	Average		Interest		Average	Average		Interest		Average
	Balance(1)		Income(2)(3)(4)		Yield	Balance(1)		Income(2)(3)(4)(5)		Yield	Balance(1)		Income(2)(3)(4)		Yield
	(In billions of Won, except percentages)

Assets
Cash and interest-earning deposits in other banks	~~W~~	487	~~W~~	19	3.90%	~~W~~	441	~~W~~	14	3.17%	~~W~~	722	~~W~~	24	3.32%
Call loans and securities purchased under resale agreements		1,201		60	5.00		2,007		88	4.38		2,836		46	1.62
Trading securities		5,070		247	4.87		5,184		282	5.44		4,505		191	4.24
Investment securities(6)		24,695		1,171	4.74		28,458		1,488	5.23		32,586		1,489	4.57
Loans:
Commercial and industrial		55,759		3,484	6.25		70,442		4,808	6.83		78,206		4,489	5.74
Construction loans		6,959		471	6.77		9,491		681	7.18		9,067		562	6.20
Other commercial		1,623		98	6.04		2,415		156	6.46		2,564		139	5.42
Mortgage and home equity		64,419		4,182	6.49		68,154		4,659	6.84		70,643		3,320	4.70
Other consumer		21,834		1,802	8.25		25,716		2,166	8.42		27,273		1,867	6.85
Credit cards(4)		9,451		1,200	12.70		10,640		1,274	11.97		11,355		1,379	12.14
Foreign commercial and industrial		1,112		58	5.22		2,154		121	5.62		2,399		84	3.50

Loans (total)		161,157		11,295	7.01		189,012		13,865	7.34		201,507		11,840	5.88

Total average interest earning assets		192,610		12,792	6.64		225,102		15,737	6.99		242,156		13,590	5.61

Cash and due from banks		5,964		—	—		6,481		—	—		7,352		—	—
Foreign exchange spot contracts and derivatives		4,869		—	—		5,569		—	—		6,671		—	—
Premises and equipment		1,649		—	—		1,094		—	—		1,688		—	—
Due from customers on acceptances		757		—	—		2,215		—	—		2,050		—	—
Loan loss allowance		(1,570)		—	—		(1,863)		—	—		(2,923)		—	—
Other non-interest earning assets		4,192		—	—		5,689		—	—		5,585		—	—

Total average non-interest earning assets		15,861		—	—		19,185		—	—		20,423		—	—

Total average assets	~~W~~	208,471	~~W~~	12,792	6.14%	~~W~~	244,287	~~W~~	15,737	6.44%	~~W~~	262,579	~~W~~	13,590	5.18%

	Year Ended December 31,
	2007					2008					2009
	Average		Interest		Average	Average		Interest		Average	Average		Interest		Average
	Balance(1)		Expense		Cost	Balance(1)		Expense		Cost	Balance(1)		Expense		Cost
	(In billions of Won, except percentages)

Liabilities
Deposits:
Demand deposits	~~W~~	605	~~W~~	13	2.15%	~~W~~	622	~~W~~	14	2.25%	~~W~~	846	~~W~~	10	1.18%
Certificates of deposit		14,628		759	5.19		25,392		1,533	6.04		26,423		1,189	4.50
Other time deposits		63,082		2,778	4.40		77,495		4,152	5.36		87,721		3,905	4.45
Savings deposits		42,001		351	0.84		41,761		444	1.06		46,277		229	0.49
Mutual installment deposits		6,900		231	3.35		4,985		171	3.43		3,915		117	2.99

Deposits (total)		127,216		4,132	3.25		150,255		6,314	4.20		165,182		5,450	3.30
Call money		2,069		101	4.88		3,059		121	3.96		3,528		67	1.90
Borrowings from the Bank of Korea		539		16	2.97		570		17	2.98		1,200		15	1.25
Other short-term borrowings		9,335		462	4.95		8,634		400	4.63		8,805		267	3.03
Secured borrowings		7,688		379	4.93		6,411		342	5.33		5,293		240	4.53
Long-term debt		29,099		1,597	5.49		38,406		2,166	5.64		42,333		2,192	5.18

Total average interest bearing liabilities		175,946		6,687	3.80		207,335		9,360	4.51		226,341		8,231	3.64

Demand deposits		3,126		—	—		3,076		—	—		2,936		—	—
Foreign exchange spot contracts and derivatives		4,870		—	—		6,510		—	—		7,298		—	—
Acceptances to customers		813		—	—		2,285		—	—		2,049		—	—
Other non-interest bearing liabilities		7,123		—	—		8,056		—	—		7,746		—	—

Total average non-interest bearing liabilities		15,932		—	—		19,927		—	—		20,029		—	—

Total average liabilities		191,878		6,687	3.48		227,262		9,360	4.12		246,370		8,231	3.34

Total equity(7)		16,593		—	—		17,025		—	—		16,209		—	—

Total average liabilities and equity	~~W~~	208,471	~~W~~	6,687	3.21%	~~W~~	244,287	~~W~~	9,360	3.83%	~~W~~	262,579	~~W~~	8,231	3.13%

(1)	Average balances are based on daily balances for our primary banking operations and monthly or quarterly balances for our other operations.

(2)	Interest income figures include dividends on securities and cash interest received on non-accruing loans. See “Item 4B. Business Overview — Assets and Liabilities — Loan Portfolio — Non-Accrual Loans and Past Due Accruing Loans.”

(3)	We do not invest in any tax-exempt securities.

(4)	Interest income from credit cards includes principally cash advance fees of ~~W~~597 billion, ~~W~~560 billion and ~~W~~543 billion and interest on credit card loans of ~~W~~370 billion, ~~W~~458 billion and ~~W~~523 billion, for the years ended December 31, 2007, 2008 and 2009, respectively, but does not include interchange fees.

(5)	Excludes an interest payment of ~~W~~92 billion we received from the Bank of Korea in 2008 on our deposit of required reserves. This interest income was excluded as it was a one-time event in response to the global financial crisis in 2008 and the Bank of Korea generally does not pay interest on its required reserves. See “Item 5A. Operating Results — Trends in the Korean Economy.”

(6)	Information related to investment securities classified as available-for-sale has been computed using amortized cost, and therefore does not give effect to changes in fair value that are reflected as a component of total equity.

(7)	On January 1, 2009, we adopted ASC 810-10-45-15. As a result, minority interests have been recharacterized as noncontrolling interests and reclassified as a component of equity. Corresponding items for all prior periods have been restated accordingly.

The following table presents our net interest spread, net interest margin, and asset liability ratio for the past three years:

	Year Ended December 31,
	2007	2008	2009
	(Percentages)

Net interest spread(1)	2.84%	2.48%	1.98%
Net interest margin(2)	3.17	2.83	2.21
Average asset liability ratio(3)	109.47	108.57	106.99

(1)	The difference between the average rate of interest earned on interest earning assets and the average rate of interest paid on interest bearing liabilities.

(2)	The ratio of net interest income to average interest earning assets.

(3)	The ratio of average interest earning assets to average interest bearing liabilities.

Analysis of Changes in Net Interest Income — Volume and Rate Analysis

The following table provides an analysis of changes in interest income, interest expense and net interest income based on changes in volume and changes in rate for 2008 compared to 2007 and 2009 compared to 2008. Information is provided with respect to: (1) effects attributable to changes in volume (changes in volume multiplied by prior rate) and (2) effects attributable to changes in rate (changes in rate multiplied by prior volume). Changes attributable to the combined impact of changes in rate and volume have been allocated proportionately to the changes due to volume changes and changes due to rate changes.

	2008 vs. 2007						2009 vs. 2008
	Increase/(Decrease)						Increase/(Decrease)
	Due to Change in						Due to Change in
	Volume		Rate		Total(1)		Volume		Rate		Total
	(In billions of Won)

Interest earning assets
Cash and interest earning deposits in other banks	~~W~~	(2)	~~W~~	(3)	~~W~~	(5)	~~W~~	9	~~W~~	1	~~W~~	10
Call loans and securities purchased under resale agreements		36		(8)		28		27		(69)		(42)
Trading securities		6		29		35		(34)		(57)		(91)
Investment securities		189		128		317		201		(200)		1
Loans:
Commercial and industrial		980		344		1,324		495		(814)		(319)
Construction loans		180		30		210		(29)		(90)		(119)
Other commercial		51		7		58		9		(26)		(17)
Mortgage and home equity		249		228		477		165		(1,504)		(1,339)
Other consumer		326		38		364		125		(424)		(299)
Credit cards		145		(71)		74		87		18		105
Foreign commercial and industrial		58		5		63		13		(50)		(37)

Total interest income		2,218		727		2,945		1,068		(3,215)		(2,147)

(1)	Excludes an interest payment of ~~W~~92 billion we received from the Bank of Korea in 2008 on our deposit of required reserves. This interest income was excluded as it was a one-time event in response to the global financial crisis in 2008 and the Bank of Korea generally does not pay interest on its required reserves.

	2008 vs. 2007						2009 vs. 2008
	Increase/(Decrease)						Increase/(Decrease)
	Due to Change in						Due to Change in
	Volume		Rate		Total		Volume		Rate		Total
	(In billions of Won)

Interest bearing liabilities
Deposits:
Demand deposits		0		1		1		4		(8)		(4)
Certificates of deposit		633		141		774		60		(404)		(344)
Other time deposits		705		669		1,374		507		(754)		(247)
Savings deposits		(2)		95		93		44		(259)		(215)
Mutual installment deposits		(66)		6		(60)		(34)		(20)		(54)
Call money		42		(22)		20		16		(70)		(54)
Borrowings from the Bank of Korea		1		0		1		12		(14)		(2)
Other short-term borrowings		(33)		(29)		(62)		8		(141)		(133)
Secured borrowings		(66)		29		(37)		(55)		(47)		(102)
Long-term debt		524		45		569		211		(185)		26

Total interest expense		1,738		935		2,673		773		(1,902)		(1,129)

Total net interest income	~~W~~	480	~~W~~	(208)	~~W~~	272	~~W~~	295	~~W~~	(1,313)	~~W~~	(1,018)

Exchange Rates

The tables below set forth, for the periods and dates indicated, information concerning the noon buying rate for Won, expressed in Won per one U.S. dollar. The “noon buying rate” is the rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York. Unless otherwise stated, translations of Won amounts into U.S. dollars in this annual report were made at the noon buying rate in effect on December 31, 2009, which was ~~W~~1,163.65 to US$1.00. We do not intend to imply that the Won or U.S. dollar amounts referred to herein could have been or could be converted into U.S. dollars or Won, as the case may be, at any particular rate, or at all. On June 18, 2010, the noon buying rate was ~~W~~1,202.6 = US$1.00.

	Won per U.S. dollar (Noon Buying Rate)
	Low		High		Average(1)		Period-End

2005	~~W~~	997.0	~~W~~	1,059.8	~~W~~	1,023.8	~~W~~	1,010.0
2006		913.7		1,002.9		954.3		930.0
2007		903.2		950.2		929.0		935.8
2008		935.2		1,507.9		1,098.7		1,262.0
2009		1,149.0		1,570.1		1,274.6		1,163.7
December		1,149.0		1,185.4		1,163.3		1,163.7
2010 (through June 18)		1,104.0		1,253.2		1,151.0		1,202.6
January		1,120.0		1,163.1		1,138.2		1,158.7
February		1,144.0		1,170.0		1,155.7		1,159.0
March		1,128.0		1,153.0		1,136.1		1,131.2
April		1,104.0		1,126.3		1,115.5		1,108.0
May		1,115.0		1,253.2		1,164.8		1,194.5
June (through June 18)		1,198.5		1,250.4		1,223.0		1,202.6

Source: Federal Reserve Bank of New York.

(1)	The average of the daily noon buying rates of the Federal Reserve Bank in effect during the relevant period (or portion thereof).

Item 3B.	Capitalization and Indebtedness

Not Applicable

Item 3C.	Reasons for the Offer and Use of Proceeds

Not Applicable

Item 3D.	Risk Factors

Risks relating to our retail credit portfolio

Future changes in market conditions as well as other factors may lead to increases in delinquency levels of our retail loan portfolio.

In recent years, consumer debt has increased rapidly in Korea. Our portfolio of retail loans, in particular, mortgage and home equity loans, has grown from ~~W~~85,571 billion as of December 31, 2006 to ~~W~~97,627 billion as of December 31, 2009. As of December 31, 2009, our retail loans represented 49.7% of our total lending. Within our retail loan portfolio, the outstanding balance of other consumer loans, which unlike mortgage or home equity loans are often unsecured and therefore tend to carry a higher credit risk, has increased from ~~W~~21,589 billion as of December 31, 2006 to ~~W~~26,949 billion as of December 31, 2009; as a percentage of total outstanding retail loans, such balance has also increased from 25.2% as of December 31, 2006 to 27.6% as of December 31, 2009. The growth of our retail lending business, which generally offers higher margins than other lending activities, contributed significantly to our interest income and profitability in recent years. The size of our retail portfolio decreased in 2005 due to increased delinquencies in 2004, heightened competition and government regulation in the retail loan lending segment, but increased in 2006, 2007, 2008 and 2009 primarily as a result of increases in mortgage and home equity loans.

The growth of our retail loan portfolio in recent years, together with adverse economic conditions in Korea and globally, may lead to increases in delinquency levels and a deterioration in asset quality. While our non-performing retail loans (defined as those that are over 90 days past due) decreased from ~~W~~629 billion as of December 31, 2006 to ~~W~~290 billion as of December 31, 2009 due to the relative stabilization of delinquency levels during such period, our non-performing retail loans may increase in 2010. Higher delinquencies in our retail loan portfolio will require us to increase our loan loss provisions and charge-offs, which in turn will adversely affect our financial condition and results of operations.

Our large exposure to consumer debt means that we are exposed to changes in economic conditions affecting Korean consumers. Accordingly, a rise in unemployment, an increase in interest rates, deterioration of the real estate market or difficulties in the Korean economy may have an adverse effect on Korean consumers, which could result in reduced growth and further deterioration in the credit quality of our retail loan portfolio. See “Risks relating to Korea — Unfavorable financial and economic developments in Korea may have an adverse effect on us.” In order to minimize our risk as a result of such exposure, we are continuing to strengthen our risk management processes, including further improving the retail lending process, upgrading our retail credit rating system, as well as strengthening the overall management of our portfolio. Despite our efforts, however, there is no assurance that we will be able to prevent significant credit quality deterioration in our retail loan portfolio.

In light of adverse conditions in the Korean economy affecting consumers, in March 2009, the Financial Services Commission requested Korean banks, including us, to establish a “pre-workout program,” including a credit counseling and recovery service, for retail borrowers with outstanding short-term debt. The pre-workout program has been in operation since April 2009 and, following a one-year extension by the Korean government, is expected to continue until April 2011. Under the pre-workout program, maturity extensions and/or interest reductions are provided for retail borrowers with total loans of less than ~~W~~500 million who are in arrears on their payments for more than 30 days but less than 90 days. Our participation in such pre-workout program and other government-led initiatives to provide financial support to retail borrowers may lead us to extend credit to such borrowers that we would not otherwise extend, or offer terms for such credit that we would not otherwise offer, in the absence of such initiatives, which may have an adverse effect on our results of operations and financial condition.

Our credit card operations may generate losses in the future, which could hurt our financial condition and results of operations.

With respect to our credit card portfolio, our delinquency ratio (which represents the ratio of amounts that are overdue by one day or more to total outstanding balances) decreased from 4.81% as of December 31, 2006 to 2.52% as of December 31, 2009. In line with industry practice, we have restructured a portion of delinquent credit card account balances (defined as balances overdue for one day or more) as loans. As of December 31, 2009, these restructured loans outstanding amounted to ~~W~~31 billion. Because these loans are not treated as being delinquent at the time of conversion or for a period of time thereafter, our delinquency ratios may not fully reflect all delinquent amounts relating to our outstanding loans. Including all restructured loans, outstanding balances overdue by one day or more accounted for 2.73% of our credit card receivables (including credit card loans) as of December 31, 2009. Delinquencies may increase in 2010 and in the future as a result of, among other things, adverse economic conditions in Korea and the inability of Korean consumers to manage increased household debt.

Despite our continuing efforts to sustain and improve our credit card asset quality and performance, we may experience increased delinquencies or deterioration of the asset quality of our credit card portfolio, which would require us to increase our loan loss provisions and charge-offs and adversely affect our overall financial condition and results of operations.

Risks relating to our small- and medium-sized enterprise loan portfolio

We have significant exposure to small- and medium-sized enterprises, and any financial difficulties experienced by these customers may result in a deterioration of our asset quality and have an adverse impact on us.

One of our core businesses is lending to small- and medium-sized enterprises (as defined under “Item 4B. Business Overview — Corporate Banking — Small- and Medium-sized Enterprise Banking”). We estimate, based on our internal classifications made for Korean GAAP purposes, that our loans to small- and medium-sized enterprises increased from ~~W~~41,498 billion as of December 31, 2006 to ~~W~~67,121 billion as of December 31, 2009. During that period, we estimate that non-performing loans to small- and medium-sized enterprises decreased from ~~W~~1,451 billion to ~~W~~1,015 billion and the non-performing loan ratio for such loans decreased from 3.5% as of December 31, 2006 to 1.5% as of December 31, 2009. According to data compiled by the Financial Supervisory Service, the delinquency ratio for Won-currency loans by Korean commercial banks to small- and medium-sized enterprises was 1.1% as of December 31, 2009. Until December 31, 2006, the delinquency ratio for loans to small- and medium-sized enterprises was calculated as the ratio of (1) the outstanding balance of such loans in respect of which either principal payments are overdue by one day or more or interest payments are overdue by 14 days or more (unless prior interest payments on a loan were made late on more than three occasions, in which case the loan is considered delinquent if interest payments are overdue by one day or more) to (2) the aggregate outstanding balance of such loans. From January 1, 2007, the delinquency ratio for loans to small- and medium-sized enterprise is calculated as the ratio of (1) the outstanding balance of such loans in respect of which either principal or interest payments are overdue by one month or more to (2) the aggregate outstanding balance of such loans. Our delinquency ratio for such Won currency loans on a Korean GAAP basis decreased from 1.0% as of December 31, 2006, calculated using the old method of calculation, to 0.6% as of December 31, 2007, calculated using the new method of calculation, but increased to 0.7% as of December 31, 2009 and may further increase in 2010. In recent years, we have taken measures which sought to stem rising delinquencies in our loans to small- and medium-sized enterprises, including through strengthening the review of loan applications and closer monitoring of the post-loan performance of small- and medium-sized enterprise borrowers in industry sectors that are relatively more sensitive to downturns in the economy and have shown higher delinquency ratios, such as construction, hotels, restaurants and real estate. Despite such efforts, however, there is no assurance that delinquency levels for our loans to small- and medium-sized enterprises will not rise in the future. In particular, financial difficulties experienced by small- and medium-sized enterprises as a result of, among other things, adverse economic conditions in Korea and globally, may lead to a deterioration in the asset quality of our loans to this segment. Any such deterioration would result in increased charge-offs and higher provisioning and reduced interest and fee income from this segment, which could have a material adverse impact on our financial condition and results of operations.

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

In light of the deteriorating financial condition and liquidity position of small- and medium-sized enterprises in Korea since the global financial crisis commencing in the second half of 2008, the Korean government introduced policies and initiatives intended to encourage Korean banks to provide financial support to small- and medium-sized enterprises. For example, in November 2008, we entered into a memorandum of understanding with the Financial Supervisory Service under which we were required to improve the liquidity position of small- and medium-sized enterprises and exporters by providing them with adequate financing and to endeavor to alleviate burdens on low-income debtors by extending maturity dates or by delaying interest payments on loans owed to us. In addition, in October 2008, the Financial Supervisory Service requested Korean banks, including us, to establish a “fast track” program to provide liquidity assistance to small- and medium-sized enterprises on an expedited basis. Under the fast track program we established, which is effective through June 30, 2010, we provide liquidity assistance to small- and medium-sized enterprise borrowers applying for such assistance, in the form of new short-term loans or maturity extensions or interest rate adjustments with respect to existing loans, after expedited credit review and approval by us. The overall prospects for the Korean economy in 2010 and beyond remain uncertain, and the Korean government may extend existing policies and initiatives or introduce new policies or initiatives to encourage Korean banks to provide financial support to small- and medium-sized enterprises. Our participation in such government-led initiatives may lead us to extend credit to small- and medium-sized enterprise borrowers that we would not otherwise extend, or offer terms for such credit that we would not otherwise offer, in the absence of such initiatives. Furthermore, there is no guarantee that the financial condition and liquidity position of our small- and medium-sized enterprise borrowers benefiting from such initiatives will improve sufficiently for them to service their debt on a timely basis, or at all. Accordingly, increases in our exposure to small- and medium-sized enterprise borrowers resulting from such government-led initiatives may have a material adverse effect on our financial condition and results of operations.

We have exposure to Korean construction and shipbuilding companies, and financial difficulties of these companies may have an adverse impact on us.

As of December 31, 2009, we had loans outstanding to construction companies and shipbuilding companies (many of which are small-and medium-sized enterprises) in the amount of ~~W~~8,097 billion and ~~W~~1,300 billion, or 4.1% and 0.7% of our total loans, respectively. We also have other exposures to Korean construction and shipbuilding companies, including in the form of guarantees extended for the benefit of such companies and debt and equity securities of such companies held by us. In the case of construction companies, such exposures include guarantees provided to us by general contractors with respect to financing extended by us for residential and commercial real estate development projects. In the case of shipbuilding companies, such exposures include refund guarantees extended by us on behalf of shipbuilding companies to cover their obligation to return a portion of the ship order contract amount to customers in the event of performance delays or defaults under shipbuilding contracts.

The construction industry in Korea has experienced a downturn in recent years, due to excessive investment in residential property development projects, stagnation of real property prices and reduced demand for residential property, especially in areas outside of Seoul, including as a result of the deterioration of the Korean economy commencing in the second half of 2008. In October 2008, the Korean government implemented a ~~W~~9 trillion support package for the benefit of the Korean construction industry, including a program to buy unsold housing units and land from construction companies. The shipbuilding industry in Korea has also experienced a severe downturn in recent years due to a significant decrease in ship orders, primarily due to adverse conditions in the global economy and the resulting slowdown in global trade. In response to the deteriorating financial condition and liquidity position of borrowers in the construction and shipbuilding industries, which were disproportionately impacted by adverse economic developments in Korea and globally, the Korean government implemented a program in the first half of 2009 to promote expedited restructuring of such borrowers by their Korean creditor financial institutions, under the supervision of major commercial banks. In accordance with such program, 24 construction companies and five shipbuilding companies became subject to workout in 2009, following review by their creditor financial institutions (including us) and the Korean government. However, there is no assurance that these measures will be successful in stabilizing the Korean construction and shipbuilding industries.

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

Furthermore, our success under a financial holding company structure depends on our ability to realize the anticipated synergies, growth opportunities and cost savings from coordinating the businesses of our various subsidiaries. Although we are integrating certain aspects of our subsidiaries’ operations into our financial holding company structure, our subsidiaries will generally continue to operate as independent entities with separate management and staff. As a result, our ability to direct our subsidiaries’ day-to-day operations may be limited. In addition, one of the intended benefits of our financial holding company structure is that it enhances our ability to engage in mergers and acquisitions which we decide to pursue in the future as part of our strategy. For example, the Korean government has announced that it plans to dispose of or reduce its controlling interest in Woori Finance Holdings Co., Ltd. (the financial holding company of Woori Bank), while the Lone Star funds have announced that they plan to sell their controlling interest in Korea Exchange Bank, and it is possible that we will decide to seek to acquire or merge with such financial institutions. The integration of our subsidiaries’ separate businesses and operations, as well as those of any companies we may acquire or merge with in the future, under our financial holding company structure could require a significant amount of time, financial resources and management attention. Moreover, that process could disrupt our operations (including our risk management operations) or information technology systems, reduce employee morale, produce unintended inconsistencies in our standards, controls, procedures or policies, and affect our relationships with customers and our ability to retain key personnel. The realization of the anticipated benefits of our financial holding company structure and any mergers or acquisitions we decide to pursue may be blocked, delayed or reduced as a result of many factors, some of which may be outside our control. These factors include:

•	difficulties in integrating the diverse activities and operations of our subsidiaries or any companies we may merge with or acquire, including risk management operations and information technology systems, personnel, policies and procedures;

•	difficulties in reorganizing or reducing overlapping personnel, branches, networks and administrative functions;

•	restrictions under the Financial Holding Company Act and other regulations on transactions between a financial holding company and, or among, its subsidiaries;

•	unforeseen contingent risks, including lack of required capital resources, increased tax liabilities or restrictions in our overseas operations, relating to our financial holding company structure;

•	unexpected business disruptions;

•	failure to attract, develop and retain personnel with necessary expertise;

•	loss of customers; and

•	labor unrest.

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

The ability of our subsidiaries to pay dividends to us depends on their financial condition and operating results. In the future, our subsidiaries may enter into agreements, such as credit agreements with lenders or indentures relating to high-yield or subordinated debt instruments, that impose restrictions on their ability to make distributions to us, and the terms of future obligations and the operation of Korean law could prevent our subsidiaries from making sufficient distributions to us to allow us to make payments on our outstanding obligations. See “— As a financial holding company, we depend on receiving dividends from our subsidiaries to pay dividends on our common stock.” Any delay in receipt of or shortfall in payments to us from our subsidiaries could result in our inability to meet our liquidity needs and regulatory requirements, including minimum liquidity and capital adequacy ratios, and may disrupt our operations at the holding company level.

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

Competition in the Korean financial industry has been and is likely to remain intense. Some of the financial institutions that we compete with have longer operating histories as financial holding companies, greater financial resources or more specialized capabilities than us and our subsidiaries. In the retail and small- and medium-sized enterprise lending business, which has been our traditional core business, competition has increased significantly and is expected to increase further. Most Korean banks have been focusing on retail customers and small- and medium-sized enterprises in recent years, although they have begun to generally increase their exposure to large corporate borrowers. In addition, the profitability of our retail and credit card operations may decline as a result of growing market saturation in the retail lending and credit card segments, increased interest rate competition, pressure to lower the fee rates applicable to our credit cards (particularly merchant fee rates) and higher marketing expenses. Intense and increasing competition has made and continues to make it more difficult for us to secure retail, credit card and small- and medium-sized customers with the credit quality and on credit terms necessary to achieve our business objectives in a commercially acceptable manner.

In addition, we believe that regulatory reforms, including the Financial Investment Services and Capital Markets Act which became effective in February 2009, and the general modernization of business practices in Korea will lead to increased competition among financial institutions in Korea. We also believe that foreign financial institutions, many of which have greater experience and resources than we do, will seek to compete with us in providing financial products and services either by themselves or in partnership with existing Korean financial institutions. Furthermore, a number of significant mergers and acquisitions in the industry have taken place in Korea over the past decade, including the acquisition of Koram Bank by an affiliate of Citibank in 2004, Standard Chartered Bank’s acquisition of Korea First Bank in 2005 and Chohung Bank’s merger with Shinhan Bank in April 2006. We expect that consolidation in the financial industry will continue. In particular, the Korean government has announced that it plans to privatize the Korea Development Bank and to dispose of or reduce its controlling interest in Woori Finance Holdings Co., Ltd. (the financial holding company of Woori Bank), while the Lone Star funds have announced that they plan to sell their controlling interest in Korea Exchange Bank. Other financial institutions may seek to acquire or merge with such entities, and the financial institutions resulting from this consolidation may, by virtue of their increased size and business scope, provide significantly greater competition for us. Increased competition and continuing consolidation may lead to decreased margins, resulting in a material adverse impact on our future profitability. Accordingly our results of operations and financial condition may suffer as a result of increasing competition in the Korean financial industry.

Risks relating to our large corporate loan portfolio

We have exposure to chaebols, and, as a result, recent and any future financial difficulties of chaebols may have an adverse impact on us.

Of our 20 largest corporate exposures (including loans, debt and equity securities, guarantees and acceptances and other exposures) as of December 31, 2009, five were to companies that were members of the 41 largest chaebols in Korea designated as such by the Financial Supervisory Service based on their outstanding exposures. As of that date, the total amount of our exposures to such 41 chaebols was ~~W~~19,754 billion, or 7.9% of our total exposures. If the credit quality of our exposures to chaebols declines, we could require substantial additional loan loss provisions, which would hurt our results of operations and financial condition. See “Item 4B. Business Overview — Assets and Liabilities — Loan Portfolio — Exposure to Chaebols.”

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

As of December 31, 2009, our loans and guarantees to companies that were in workout, restructuring or rehabilitation amounted to ~~W~~468 billion or 0.2% of our total loans and guarantees, of which ~~W~~357 billion or 76.3% was classified as substandard or below and all of which was classified as impaired. As of the same date, our allowances for losses on these loans and guarantees amounted to ~~W~~242 billion, or 51.7% of these loans and guarantees. These allowances may not be sufficient to cover all future losses arising from our exposure to these companies. Furthermore, we have other exposure to such companies, in the form of debt and equity securities of such companies held by us (including equity securities we acquired as a result of debt-to-equity conversions). Our exposures as of December 31, 2009 with respect to such securities of companies in workout, restructuring or rehabilitation amounted to ~~W~~17 billion, or less than 0.1% of our total exposures, but may increase in the future. In addition, in the case of borrowers that are or become subject to workout, we may be forced to restructure our credits pursuant to restructuring plans approved by other creditor financial institutions holding 75% or more of the total outstanding debt (as well as 75% or more of the total outstanding secured debt) of the borrower, or to dispose of our credits to other creditors on unfavorable terms.

We have exposure to member companies of the Kumho Asiana Group, and financial difficulties of these companies may adversely impact us.

Several member companies of the Kumho Asiana Group, one of Korea’s largest chaebols, have been experiencing financial difficulties, including as a result of their heavily leveraged acquisition of Daewoo Engineering & Construction Co., Ltd. in 2006 and the subsequent global financial crisis commencing in the second half of 2008. In January 2010, Kumho Tires Co., Inc. and Kumho Industrial Co., Ltd. agreed with their creditors, including us, to begin an out-of-court debt restructuring program under the Corporate Restructuring Promotion Act. In addition, Kumho Petrochemical Co., Ltd. and Asiana Airlines announced that they would undergo a voluntary restructuring, in return for which their creditors, including us, agreed to a suspension of payments on the two companies’ debt until the end of 2010. These four companies are member companies of the Kumho Asiana Group. As of December 31, 2009, our aggregate loans and guarantees to Kumho Tires, Kumho Industrial, Kumho Petrochemical and Asiana Airlines amounted to ~~W~~412 billion, of which ~~W~~140 billion were classified as substandard or below. As of December 31, 2009, our allowances for credit losses with respect to such loans and guarantees amounted to ~~W~~105 billion. In addition, as of December 31, 2009, we had other exposures to such companies relating to put options granted to us in connection with our co-investment in Daewoo Engineering & Construction with the Kumho Asiana Group (although such put options are not recorded as part of our assets in our consolidated financial statements prepared under U.S. GAAP). The fair value of our holdings of Daewoo Engineering & Construction shares was ~~W~~140 billion as of December 31, 2009. Moreover, in the first four months of 2010, we extended additional loans to Kumho Industrial in the aggregate amount of approximately ~~W~~50 billion to provide additional liquidity in connection with its restructuring program. We also converted an aggregate of ~~W~~9 billion of our loans to Kumho Industrial into equity interests in connection with its restructuring program. Our allowances may not be sufficient to cover all future losses arising from our exposures to these companies. Furthermore, in the event that the financial condition of these companies deteriorates further in the future, we may be required to record additional provisions for credit losses, as well as charge-offs and valuation or impairment losses or losses on disposal, which may have a material adverse effect on our financial condition and results of operations.

A large portion of our credit exposure is concentrated in a relatively small number of large corporate borrowers which increases the risk of our corporate credit portfolio.

As of December 31, 2009, our loans and guarantees to our 20 largest borrowers totaled ~~W~~5,706 billion and accounted for 2.7% of our total loans and guarantees. As of that date, our single largest corporate credit exposure was to Samsung Heavy Industries, to which we had outstanding credit exposures (most of which was in the form of guarantees and acceptances) of ~~W~~1,638 billion, representing 0.8% of our total loans and guarantees. Any further deterioration in the financial condition of our large corporate borrowers may require us to take substantial additional provisions and may have a material adverse impact on our results of operations and financial condition.

Other risks relating to our business

Difficult conditions in the global financial markets could adversely affect our results of operations and financial condition.

During the second and third quarter of 2007, credit markets in the United States started to experience difficult conditions and volatility that in turn have affected worldwide financial markets. In particular, in late July and early August 2007, market uncertainty in the U.S. sub-prime mortgage sector increased dramatically and further expanded to other markets such as those for leveraged finance, collateralized debt obligations and other structured products. In September and October 2008, liquidity and credit concerns and volatility in the global financial markets increased significantly with the bankruptcy or acquisition of, and government assistance to, several major U.S. and European financial institutions, including the bankruptcy filing of Lehman Brothers Holdings Inc. (“Lehman Brothers”), the acquisition of Merrill Lynch & Co., Inc. by the Bank of America Corp., the acquisition of Wachovia Corporation by Wells Fargo & Co., U.S. federal government conservatorship of the Federal Home Loan Mortgage Corporation, the Federal National Mortgage Association and Washington Mutual, Inc. and the U.S. federal government’s loans to American International Group Inc. (“AIG”) in exchange for an equity interest. These developments resulted in reduced liquidity, greater volatility, widening of credit spreads and a lack of price transparency in the United States and global financial markets. In response to such developments, legislators and financial regulators in the United States and other jurisdictions, including Korea, have implemented a number of policy measures designed to add stability to the financial markets, including the provision of direct and indirect assistance to distressed financial institutions. Such policy measures implemented by the Korean government and the Bank of Korea included a guarantee program to guarantee foreign currency-denominated debt incurred by Korean banks and their overseas branches, currency swap arrangements with U.S. and Chinese monetary authorities, one-time interest payments to Korean banks with respect to their required reserve deposits with the Bank of Korea (which typically does not pay interest) and the establishment of a ~~W~~20 trillion bank recapitalization fund (which purchased ~~W~~1 trillion of hybrid Tier I securities from us in March 2009). In addition, in line with similar actions taken by monetary authorities in other countries, from the third quarter of 2008 to the first quarter of 2009, the Bank of Korea decreased its policy rate by a total of 325 basis points in order to address financial market instability and to help combat the slowdown of the domestic economy. However, while the rate of deterioration of the global economy slowed in the second half of 2009 and into 2010, with some signs stabilization and possible improvement, the overall prospects for the Korean and global economy in 2010 and beyond remain uncertain. For example, in November 2009, the Dubai government announced a moratorium on the outstanding debt of Dubai World, a government-affiliated investment company. In addition, many governments worldwide, in particular in Greece and other countries in southern Europe, are showing increasing signs of fiscal stress and may experience difficulties in meeting their debt service requirements. Any of these or other developments could potentially trigger another financial and economic crisis. Furthermore, while many governments worldwide are considering or are in the process of implementing “exit strategies,” in the form of reduced government spending, higher interest rates or otherwise, with respect to the economic stimulus measures adopted in response to the global financial crisis, such strategies may, for reasons related to timing, magnitude or other factors, have the unintended consequence of prolonging or worsening global economic and financial difficulties. In light of the high level of interdependence of the global economy, any of the foregoing developments could have a material adverse effect on the Korean economy and financial markets, and in turn on our business, financial condition and results of operations.

We are also exposed to adverse changes and volatility in global and Korean financial markets as a result of our liabilities and assets denominated in foreign currencies and our holdings of trading and investment securities, including structured products. Beginning in the second half of 2008, the value of the Won relative to major foreign currencies in general and the U.S. dollar in particular has fluctuated widely. See “Exchange Rates.” A depreciation of the Won will increase our cost in Won of servicing our foreign currency-denominated debt, while continued exchange rate volatility may also result in foreign exchange losses for us. Furthermore, as a result of adverse global and Korean economic conditions, there has been an overall decline and continuing volatility in securities prices, including the stock prices of Korean and foreign companies in which we hold an interest, which have resulted in and may lead to further trading and valuation losses on our trading and investment securities portfolio as well as impairment losses on our investments accounted for under the equity method, including our noncontrolling equity stake in JSC Bank CenterCredit, a Kazakhstan bank, the initial stake in which we acquired in 2008. See “Item 4B. Business Overview — Capital Markets Activities and International Banking — International Banking.”

Our business may be materially and adversely affected by legal claims and regulatory actions against us.

We are subject to the risk of legal claims and regulatory actions in the ordinary course of our business, which may expose us to substantial monetary damages and legal costs, injunctive relief, criminal and civil penalties and regulatory restrictions on our operations, as well as significant reputational harm. In recent years, due to the difficult conditions and volatility in the worldwide financial markets, particularly the significant depreciation of the Won against the U.S. dollar and declines in securities prices from the second half of 2008 into 2009, certain of our customers brought lawsuits against Kookmin Bank, our banking subsidiary, in connection with its sales of foreign currency derivatives products known as “KIKO” (which stands for “knock-in knock-out”) and certain investment fund products. See “Item 8A. Consolidated Statements and Other Financial Information — Legal Proceedings.” The outcome of these and other legal claims and regulatory actions, which we cannot predict with any degree of certainty, may materially and adversely impact our business if such claims and actions are determined against us.

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

A substantial portion of our loans is secured by real estate, the values of which have fluctuated significantly in recent years. Although it is our general policy to lend up to 40% to 60% of the appraised value of collateral (except in areas of high speculation designated by the government where we generally limit our lending to between 40% to 50% of the appraised value of collateral) and to periodically re-appraise our collateral, the downturns in the real estate market in Korea in recent years resulted in declines in the value of the collateral securing our mortgage and home equity loans. If collateral values decline further in the future, they may not be sufficient to cover uncollectible amounts in respect of our secured loans. Any future declines in the value of the real estate or other collateral securing our loans, or our inability to obtain additional collateral in the event of such declines, could result in a deterioration in our asset quality and may require us to take additional loan loss provisions.

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

A number of the loan agreements of Kookmin Bank, our banking subsidiary, contain covenants that limit its ability to pledge its assets to secure indebtedness, to dispose, sell or transfer assets or to enter into arrangements having a similar effect. In early 2009, Kookmin Bank became aware that as a result of its financing activities undertaken in the ordinary course of its business, it had breached a number of these covenants. These financing activities are as follows:

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

During March and April 2009, Kookmin Bank sought and obtained waivers of the foregoing covenant breaches and default provisions from the lenders and agents under certain of the relevant loan agreements. Kookmin Bank also sought and entered into amendments to certain of the relevant loan agreements to ensure that it has the ability to enter into ordinary course financing activities, of the type described above, in the future. With respect to the relevant loan agreements for which Kookmin Bank did not obtain such amendments and waivers, Kookmin Bank repaid the related borrowings.

In addition, a number of Kookmin Bank’s loan agreements contain representations, covenants or events of default that were breached or triggered as a result of the comprehensive stock transfer pursuant to which we were established in 2008, including as a result of the delisting of Kookmin Bank’s common shares from the KRX KOSPI Market (formerly known as the Stock Market Division of the Korea Exchange), the delisting of the Kookmin Bank American depositary shares from the New York Stock Exchange and the adoption of a financial holding company structure pursuant to which Kookmin Bank’s former subsidiaries became our subsidiaries. During April 2009, Kookmin Bank sought and obtained certain waivers and amendments from relevant parties affected by technical defaults stemming from the comprehensive stock transfer.

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

As of December 31, 2009, we held debt securities issued by Korean companies and financial institutions (other than those issued by government-owned or -controlled enterprises or financial institutions, which include the Korea Electric Power Corporation, the Bank of Korea, the Korea Development Bank and the Industrial Bank of Korea) with a total book value of ~~W~~9,573 billion in our trading and investment securities portfolio. The market value of these securities could decline significantly due to various factors, including future increases in interest rates or a deterioration in the financial and economic condition of any particular issuer or of Korea in general. Any of these factors individually or a combination of these factors would require us to write down the fair value of these debt securities, resulting in impairment losses. Because the secondary market for corporate bonds in Korea is not fully developed, the market value of many of these securities as reflected on our balance sheet is determined by references to suggested prices posted by Korean rating agencies or the Korea Securities Dealers Association. These valuations, however, may differ significantly from the actual value that we could realize in the event we elect to sell these securities. As a result, we may not be able to realize the full “marked-to-market” value at the time of any such sale of these securities and thus may incur losses.

We have been assessed additional income taxes in respect of prior years as a result of a tax audit by the National Tax Service of Korea, and our appeal with respect to a portion of such assessment may not be successful.

During the first half of 2007, the National Tax Service of Korea completed a tax audit in respect of us for the fiscal years 2002, 2003, 2004 and 2005, as a result of which we were assessed ~~W~~190 billion (including residence tax) for tax deficiencies. In addition, during the second half of 2007, the National Tax Service of Korea assessed additional income taxes for prior years amounting to ~~W~~292 billion (including residence tax) for tax deficiencies. We paid the entire amount of such additional assessments in 2007. We have filed an appeal with the National Tax Tribunal with respect to tax assessments made in 2007 amounting to ~~W~~482 billion (including residence tax), and we recorded ~~W~~481 billion of such income taxes paid as “Other Assets” in our consolidated financial statements as of December 31, 2007 (upon adoption of Financial Accounting Standards Board (“FASB”) Interpretation No. 48, “Accounting for Uncertainty in Income Taxes” (“ASC 740”)) and 2008, which was reduced to ~~W~~401 billion as of December 31, 2009. See “Item 5A. Operating Results — Critical Accounting Policies — Valuation Allowance for Deferred Tax Assets and Uncertain Tax Positions.” However, there is no guarantee that such appeal will be successful or that we will not be assessed additional income taxes in respect of prior years as a result of further tax audits by the National Tax Service of Korea.

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

However, we will continue to provide guarantees with respect to existing accounts, which contain the afore-mentioned guarantee provisions.

If, at any time, the income from our guaranteed trust accounts is not sufficient to pay any guaranteed amount, we will have to cover the shortfall first from the special reserves maintained in these trust accounts, then from our fees from such trust accounts and finally from funds transferred from our general banking operations. As of December 31, 2009, we had ~~W~~76 billion as special reserves in trust account assets for which we provided guarantees of principal. There was no transfer from general banking operations to cover deficiencies in guaranteed trust accounts in 2007, 2008 and 2009. However, we may be required to make transfers from our general banking operations to cover shortfalls, if any, in our guaranteed trust accounts in the future. Such transfers may adversely impact our results of operations.

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

Neither we nor our subsidiaries are required to, and we and our subsidiaries do not, prepare interim financial information on a U.S. GAAP basis. U.S. GAAP differs in significant respects from Korean GAAP, particularly with respect to the establishment of provisions and loan loss allowance. See “Item 5B. Liquidity and Capital Resources — Selected Financial Information under Korean GAAP” and “— Reconciliation with Korean GAAP.” As a result, our provision and allowance levels reflected under Korean GAAP in our results as of the end of and for 2005, 2006, 2007, 2008 and 2009 may differ significantly from comparable figures under U.S. GAAP for these and future periods.

The adoption of the Korean equivalent of International Financial Reporting Standards may adversely affect our reported financial condition and results of operations.

In March 2007, the Financial Services Commission and the Korea Accounting Institute announced a road map for the adoption of the Korean equivalent of International Financial Reporting Standards, or IFRS, pursuant to which all listed companies in Korea will be required to prepare their annual financial statements under IFRS beginning in 2011. In December 2007, the Korea Accounting Standards Board published the full text of the Korean equivalent of IFRS, or Korean IFRS. However, as the application of Korean IFRS is still voluntary, and as there is not yet a significant body of established practice on which to draw in forming judgments regarding its implementation and application, it is not possible to estimate with any degree of certainty the impact that the adoption of Korean IFRS will have on our financial reporting. Accordingly, there can be no assurance that the mandatory adoption of Korean IFRS beginning in 2011 will not adversely affect our reported financial condition and results of operations.

Risks relating to liquidity and capital management

A considerable increase in interest rates could decrease the value of our debt securities portfolio and raise our funding costs while reducing loan demand and the repayment ability of our borrowers, which, as a result, could adversely affect us.

Commencing in the second half of 2008, interest rates in Korea have declined to historically low levels as the government has sought to stimulate the economy through active rate-lowering measures. The vast majority of debt securities we hold pay interest at a fixed rate. However, a considerable increase in interest rates in the future, including as part of the Korean government’s “exit strategy” with respect to the economic stimulus measures adopted in response to the global financial crisis, could lead to a decline in the value of the debt securities in our portfolio. A sustained increase in interest rates will also raise our funding costs, while reducing loan demand, especially among consumers. A considerable rise in interest rates may therefore require us to rebalance our assets and liabilities in order to minimize the risk of potential mismatches and maintain our profitability.

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

We meet a significant amount of our funding requirements through short-term funding sources, which consist primarily of customer deposits. As of December 31, 2009, approximately 95.3% of our deposits had maturities of one year or less or were payable on demand. In the past, a substantial proportion of our customer deposits have been rolled over upon maturity. We cannot guarantee, however, that depositors will continue to roll over their deposits in the future. In the event that a substantial number of our short-term deposit customers withdraw their funds or fail to roll over their deposits as higher-yielding investment opportunities emerge, our liquidity position could be adversely affected. We may also be required to seek more expensive sources of short-term and long-term funding to finance our operations. See “Item 5B. Liquidity and Capital Resources — Financial Condition — Liquidity.”

We may be required to raise additional capital to maintain our capital adequacy ratios, which we may not be able to do on favorable terms or at all.

Under the capital adequacy requirements of the Financial Services Commission, we, as a bank holding company, are required to maintain a minimum consolidated capital adequacy ratio, which is the ratio of equity capital as a percentage of risk-weighted assets on a consolidated Korean GAAP basis, of 8.0%. In addition, pursuant to the capital adequacy requirements of the Financial Services Commission, Kookmin Bank, our banking subsidiary, is required to maintain a minimum Tier I capital adequacy ratio of 4.0% and a combined Tier I and Tier II capital adequacy ratio of 8.0%, on a consolidated Korean GAAP basis. Tier II capital is included in calculating the combined Tier I and Tier II capital adequacy ratio up to 100% of Tier I capital. As of December 31, 2009, our consolidated capital adequacy ratio was 13.34%, and Kookmin Bank’s Tier I capital adequacy and its combined Tier I and Tier II capital adequacy ratio was 10.82% and 14.04%, respectively, all of which exceeded the minimum levels required by the Financial Services Commission. However, our capital base and capital adequacy ratios may deteriorate in the future if our results of operations or financial condition deteriorates for any reason, including as a result of a deterioration in the asset quality of our retail loans (including credit card balances) and loans to small- and medium-sized enterprises, or if we are not able to deploy our funding into suitably low-risk assets.

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

In addition, under Basel II, banks are permitted to follow either a standardized approach or an internal ratings-based approach with respect to calculating credit risk capital requirements. Kookmin Bank has voluntarily chosen to establish and follow an internal ratings-based approach, which is more risk-sensitive in assessing its credit risk capital requirements. In December 2007, the Financial Supervisory Service approved Kookmin Bank’s internal ratings-based approach for credit risk, and Kookmin Bank became the first Korean bank permitted to use such internal ratings-based approach. For regulatory reporting purposes, Kookmin Bank has implemented its internal ratings-based approach for credit risk with respect to retail and small and medium-sized enterprise loans and asset-backed securities from January 2008, large corporate loans from June 2008 and retail SOHO loans from December 2008. Kookmin Bank plans to further implement its internal ratings-based approach to other classes of credit risk exposure on a phased rollout basis in 2010 based on consultations with the Financial Supervisory Service and to implement its “Advanced Internal Ratings-based Approach” for credit risk for regulatory reporting purposes in the near future. A standardized approach will be used in measuring credit risk for those classes of exposure for which Kookmin Bank’s internal ratings-based approach has not yet been implemented, as well as for certain classes of exposure (including those to the government, public institutions and other banks) for which the internal ratings-based approach will not be applied. With respect to operational risk, Kookmin Bank implemented a standardized approach beginning in January 2008 and further implemented an “Advanced Measurement Approach” for regulatory reporting purposes beginning in January 2009.

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

In December 2009, the Basel Committee on Banking Supervision introduced a new set of measures to supplement Basel II which include, among others, a requirement for higher minimum capital, introduction of a leverage ratio as a supplementary measure to the capital adequacy ratio and flexible capital requirements for different phases of the economic cycle. After further impact assessment, the Basel Committee on Banking Supervision is expected to implement the new set of measures in 2012. The timing and scope of implementation of such measures in Korea remain uncertain. The implementation of such measures in Korea may have a significant effect on the capital requirements of Korean financial institutions, including us.

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

In the past, the Korean government has also announced policies under which financial institutions in Korea are encouraged to provide financial support to particular sectors. For example, in light of the deteriorating financial condition and liquidity position of small- and medium-sized enterprises in Korea as a result of the global financial crisis commencing in the second half of 2008 and adverse conditions in the Korean economy affecting consumers, the Korean government introduced measures intended to encourage Korean banks to provide financial support to small- and medium-sized enterprise and retail borrowers. See “— Risks relating to our retail credit portfolio — Future changes in market conditions as well as other factors may lead to increases in delinquency levels of our retail loan portfolio” and “— Risks relating to our small- and medium-sized enterprise loan portfolio — We have significant exposure to small- and medium-sized enterprises, and any financial difficulties experienced by these customers may result in a deterioration of our asset quality and have an adverse impact on us.”

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

In July 2007, the National Assembly of Korea enacted the Financial Investment Services and Capital Markets Act, a new law intended to enhance the integration of the Korean capital markets and financial investment products industry, which became effective in February 2009. As a result, Kookmin Bank and other banks in Korea face greater competition in the Korean financial services market from financial investment companies and other non-bank financial institutions. For example, securities companies previously were not permitted to accept deposits other than for purposes of securities investment by customers or provide secondary services in connection with securities investments such as settlement and remittance relating to such deposits. However, under the Financial Investment Services and Capital Markets Act, financial investment companies, which replaced securities companies, among others, are able to provide such secondary services. Accordingly, Kookmin Bank and other banks in Korea may experience a loss of customer deposits (which in turn may result in a need to seek alternative funding sources and an increase in its funding costs), as well as a decrease in its settlement and remittance service fee income.

Risks relating to Korea

Escalations in tensions with North Korea could have an adverse effect on us and the market price of our ADSs.

Relations between Korea and North Korea have been tense throughout Korea’s modern history. The level of tension between the two Koreas has fluctuated and may increase abruptly as a result of current and future events. In recent years, there have been heightened security concerns stemming from North Korea’s nuclear weapons and long-range missile programs and increased uncertainty regarding North Korea’s actions and possible responses from the international community. In December 2002, North Korea removed the seals and surveillance equipment from its Yongbyon nuclear power plant and evicted inspectors from the United Nations International Atomic Energy Agency. In January 2003, North Korea renounced its obligations under the Nuclear Non-Proliferation Treaty. Since the renouncement, Korea, the United States, North Korea, China, Japan and Russia have held numerous rounds of six party multi-lateral talks in an effort to resolve issues relating to North Korea’s nuclear weapons program.

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

In April 2009, North Korea launched a long-range rocket over the Pacific Ocean. Korea, Japan and the United States responded that the launch poses a threat to neighboring nations and that it was in violation of the United Nations Security Council resolution adopted in 2006 against nuclear tests by North Korea, and the United Nations Security Council unanimously passed a resolution that condemned North Korea for the launch and decided to tighten sanctions against North Korea. Subsequently, North Korea announced that it would permanently pull out of the six party talks and restart its nuclear program, and the International Atomic Energy Agency reported that its inspectors had been ordered to remove surveillance devices and other equipment at the Yongbyon nuclear power plant and to leave North Korea. In May 2009, North Korea announced that it had successfully conducted a second nuclear test and test-fired three short-range surface-to-air missiles. In response, the United Nations Security Council unanimously passed a resolution that condemned North Korea for the nuclear test and decided to expand and tighten sanctions against North Korea. In July 2009, North Korea test-fired several additional ballistic missiles into the sea between Korea and Japan. In March 2010, a Korean warship was destroyed by an underwater explosion, killing many of the crewmen on board. In May 2010, the Korean government formally accused North Korea of causing the sinking and announced it would seek United Nations Security Council sanctions against North Korea for the act. North Korea has denied responsibility for the sinking and has threatened retaliation for any attempt to punish it for the act.

In addition, there recently has been increased uncertainty with respect to the future of North Korea’s political leadership and concern regarding its implications for economic and political stability in the region. In June 2009, U.S. and Korean officials announced that Kim Jong-il, the North Korean ruler who reportedly suffered a stroke in August 2008, designated his third son, who is reportedly in his twenties, to become his successor. The succession plan, however, remains uncertain. In addition, North Korea’s economy faces severe challenges. For example, in November 2009, the North Korean government redenominated its currency at a ratio of 100 to 1 as part of a currency reform undertaken in an attempt to control inflation and reduce income gaps. In tandem with the currency redenomination, the North Korean government banned the use or possession of foreign currency by its residents and closed down privately run markets, which led to severe inflation and food shortages. Such developments may further aggravate social and political tensions within North Korea.

There can be no assurance that the level of tension on the Korean peninsula will not escalate in the future. Any further increase in tensions, which may occur, for example, if North Korea experiences a leadership crisis, high- level contacts break down or military hostilities occur, could have a material adverse effect on our operations and the market value of our common stock and ADSs.

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

Recent difficulties affecting the U.S. and global financial sectors, adverse conditions and volatility in the worldwide credit and financial markets, fluctuations in oil and commodity prices and the general weakness of the U.S. and global economy have increased the uncertainty of global economic prospects in general and have adversely affected, and may continue to adversely affect, the Korean economy. See “Other risks relating to our business — Difficult conditions in the global financial markets could adversely affect our results of operations and financial condition.” Beginning in the second half of 2008, the value of the Won relative to major foreign currencies in general and the U.S. dollar in particular has fluctuated widely. See “Item 3A. Selected Financial Data — Exchange Rates.” A depreciation of the Won increases the cost of imported goods and services and the Won revenue needed by Korean companies to service foreign currency-denominated debt. An appreciation of the Won, on the other hand, causes export products of Korean companies to be less competitive by raising their prices in terms of the relevant foreign currency and reduces the Won value of such export sales. Furthermore, as a result of adverse global and Korean economic conditions, there has been an overall decline and continuing volatility in the stock prices of Korean companies. The Korea Composite Stock Price Index (known as the “KOSPI”) declined from 1,897.1 on December 31, 2007 to 938.8 on October 24, 2008. While the KOSPI has recovered to a significant extent in 2009 and into 2010, there is no guarantee that the stock prices of Korean companies will not decline again in the future. Future declines in the KOSPI and large amounts of sales of Korean securities by foreign investors and subsequent repatriation of the proceeds of such sales may continue to adversely affect the value of the Won, the foreign currency reserves held by financial institutions in Korea, and the ability of Korean companies to raise capital. Any future deterioration of the Korean or global economy could adversely affect our business, financial condition and results of operations.

Developments that could hurt Korea’s economy in the future include:

•	difficulties in the housing and financial sectors in the United States and elsewhere and the resulting adverse effects on the global financial markets;

•	adverse changes or volatility in foreign currency reserve levels, commodity prices (including oil prices), exchange rates (including fluctuation of the U.S. dollar or Japanese yen exchange rates or revaluation of the Chinese renminbi), interest rates and stock markets;

•	adverse conditions in the economies of countries that are important export markets for Korea, such as the United States, Japan and China, or in emerging market economies in Asia or elsewhere;

•	substantial decreases in the market prices of Korean real estate;

•	increasing delinquencies and credit defaults by retail and small- and medium-sized enterprise borrowers;

•	declines in consumer confidence and a slowdown in consumer spending;

•	the continued emergence of the Chinese economy, to the extent its benefits (such as increased exports to China) are outweighed by its costs (such as competition in export markets or for foreign investment and the relocation of the manufacturing base from Korea to China);

•	social and labor unrest;

•	a decrease in tax revenues and a substantial increase in the Korean government’s expenditures for fiscal stimulus measures, unemployment compensation and other economic and social programs that, together, would lead to an increased government budget deficit;

•	financial problems or lack of progress in the restructuring of chaebols, other large troubled companies, their suppliers or the financial sector;

•	loss of investor confidence arising from corporate accounting irregularities and corporate governance issues at certain chaebols;

•	the economic impact of any pending or future free trade agreements;

•	geo-political uncertainty and risk of further attacks by terrorist groups around the world;

•	the recurrence of severe acute respiratory syndrome, or SARS, or an outbreak of swine or avian flu in Asia and other parts of the world;

•	deterioration in economic or diplomatic relations between Korea and its trading partners or allies, including deterioration resulting from trade disputes or disagreements in foreign policy;

•	political uncertainty or increasing strife among or within political parties in Korea;

•	hostilities involving oil producing countries in the Middle East and any material disruption in the supply of oil or increase in the price of oil; and

•	an increase in the level of tensions or an outbreak of hostilities between North Korea and Korea or the United States.

Labor unrest in Korea may adversely affect our operations.

Continuing economic difficulties in Korea or increases in corporate reorganizations and bankruptcies could result in layoffs and higher unemployment. Such developments could lead to social unrest and substantially increase government expenditures for unemployment compensation and other costs for social programs. According to statistics from the Korea National Statistical Office, the unemployment rate was 3.7% in 2005 and decreased to 3.5% in 2006 and to 3.2% in 2007 and 2008, but increased to 3.6% in 2009 primarily as a result of adverse economic conditions in Korea. Further increases in unemployment and any resulting labor unrest in the future could adversely affect our operations, as well as the operations of many of our customers and their ability to repay their loans, and could adversely affect the financial condition of Korean companies in general, depressing the price of their securities. These developments would likely have an adverse effect on our financial condition and results of operations.

Risks relating to our common stock and ADSs

We or our major stockholders may sell shares of our common stock or ADSs in the future, and these and other sales may adversely affect the market price of our common stock and ADSs and may dilute your investment and relative ownership in us.

In September 2009, we issued 30,000,000 new shares of our common stock (including 2,775,585 new shares in the form of ADSs) at a subscription price of ~~W~~37,250 per share (and US$29.95 per ADS), pursuant to a rights offering to our existing shareholders. We have no current plans for any subsequent offerings of our common stock, ADSs or securities exchangeable for or convertible into such securities. However, it is possible that we may decide to offer or sell such securities in the future. In particular, as of December 31, 2009, Kookmin Bank, our wholly-owned subsidiary, owned 43,322,704 shares of our common stock, or approximately 11.2% of our total issued common stock. We are required under applicable Korean law to dispose of such shares by September 2011. Accordingly, we may decide to offer and sell such shares, in one or more transactions, at any time prior to September 2011. In addition, our major stockholders, the Korean National Pension Service and ING Bank N.V., held approximately 5.2% and 5.0%, respectively, of our total issued common stock as of December 31, 2009, which they may sell at any time.

Any future offerings or sales by us of our common stock or ADSs or securities exchangeable for or convertible into such securities, significant sales of our common stock by a major stockholder, or the public perception that an offering or sales may occur, could have an adverse effect on the market price of our common stock and ADSs. Furthermore, any offerings by us in the future of any such securities could have a dilutive impact on your investment and relative ownership interest in us.

Ownership of our common stock is restricted under Korean law.

Under Korean law, a single stockholder, together with its affiliates, is generally prohibited from owning more than 10.0% of the issued and outstanding shares of voting stock of a bank holding company such as us that controls a nationwide bank, with the exception of certain stockholders that are non-financial group companies, whose applicable limit is 9.0%. See “Item 4B. Business Overview — Supervision and Regulation — Principal Regulations Applicable to Financial Holding Companies — Restrictions on Ownership of a Financial Holding Company.” To the extent that the total number of shares of our common stock (including those represented by ADSs) that a holder and its affiliates own together exceeds the applicable limits, that holder will not be entitled to exercise the voting rights for the excess shares, and the Financial Services Commission may order that holder to dispose of the excess shares within a period of up to six months. Failure to comply with such an order would result in an administrative fine of up to 0.03% of the book value of such shares per day until the date of disposal.

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

Our common stock is listed on the KRX KOSPI Market and quoted and traded in Won. Cash dividends, if any, in respect of the shares represented by the ADSs will be paid to the depositary in Won and then converted by the depositary into U.S. dollars, subject to certain conditions. Accordingly, fluctuations in the exchange rate between the Won and the U.S. dollar will affect, among other things, the amounts a holder of our ADSs will receive from the depositary in respect of dividends, the U.S. dollar value of the proceeds that it would receive upon sale in Korea of the shares of our common stock obtained upon surrender of ADSs and the secondary market price of ADSs. Such fluctuations will also affect the U.S. dollar value of dividends and sales proceeds received by holders of our common stock.

The market value of an investment in our ADSs may fluctuate due to the volatility of the Korean securities market.

Our common stock is listed on the KRX KOSPI Market, which has a smaller market capitalization and is more volatile than the securities markets in the United States and many European countries. The market value of ADSs may fluctuate in response to the fluctuation of the trading price of shares of our common stock on the KRX KOSPI Market. The KRX KOSPI Market has experienced substantial fluctuations in the prices and volumes of sales of listed securities and the KRX KOSPI Market has prescribed a fixed range in which share prices are permitted to move on a daily basis. The KOSPI declined from 1,897.1 on December 31, 2007 to 938.8 on October 24, 2008. The KOSPI was 1,731.5 on June 22, 2010. There is no guarantee that the stock prices of Korean companies will not decline again in the future. Like other securities markets, including those in developed markets, the Korean securities market has experienced problems including market manipulation, insider trading and settlement failures. The recurrence of these or similar problems could have a material adverse effect on the market price and liquidity of the securities of Korean companies, including our common stock and ADSs, in both the domestic and the international markets.

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

History of the Former Kookmin Bank

The former Kookmin Bank was established by the Korean government in 1963 under its original name of Citizens National Bank under the Citizens National Bank Act of Korea with majority government ownership. Under this Act, we were limited to providing banking services to the general public and to small- and medium-sized enterprises. In September 1994, we completed our initial public offering in Korea and listed our shares on the KRX KOSPI Market.

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

In July 1999, H&CB entered into an investment agreement with certain affiliates of the ING Groep N.V., a leading global financial services group. Through ING Insurance International B.V. and ING International Financial Holdings, ING Groep N.V. invested ~~W~~332 billion to acquire 9,914,777 new common shares of H&CB representing 9.99999% of H&CB’s outstanding common shares. As of December 31, 2009, ING Groep N.V. beneficially owned 5.0% of our issued common stock. For more details regarding our relationship with ING Groep N.V., see “Item 4B. Business Overview — Other Businesses — Bancassurance,” “Item 7B. Related Party Transactions” and “Item 10C. Material Contracts.”

The Merger of the Former Kookmin Bank and H&CB

Effective November 1, 2001, the former Kookmin Bank and H&CB merged into a new entity named Kookmin Bank. This merger resulted in Kookmin Bank becoming the largest commercial bank in Korea. Kookmin Bank’s ADSs were listed on the New York Stock Exchange on November 1, 2001 and its common shares were listed on the KRX KOSPI Market on November 9, 2001. As of October 31, 2001, H&CB’s total assets were ~~W~~67,399 billion, its total deposits were ~~W~~51,456 billion, its total liabilities were ~~W~~64,537 billion and it had stockholders’ equity of ~~W~~2,849 billion. As required by U.S. GAAP, we recognized H&CB’s total assets and liabilities at their estimated fair values of ~~W~~68,329 billion and ~~W~~64,840 billion, respectively. These amounts reflect the recognition of ~~W~~562 billion of negative goodwill, which was allocated to the fixed assets, core deposit intangible assets and credit card relationship intangible assets assumed.

The Establishment of KB Financial Group

We were established on September 29, 2008 pursuant to a “comprehensive stock transfer” under Article 360-15 of the Korean Commercial Code, whereby holders of the common stock of Kookmin Bank and certain of its subsidiaries transferred all of their shares to us, a new financial holding company, and in return received shares of our common stock. In the stock transfer, each holder of one share of Kookmin Bank common stock received one share of our common stock, par value ~~W~~5,000 per share. Holders of Kookmin Bank ADSs and global depositary shares, each of which represented one share of Kookmin Bank common stock, received one of our ADSs for every ADS or global depositary share they owned. In addition, holders of the common stock of KB Investment & Securities Co., Ltd., KB Asset Management Co., Ltd., KB Real Estate Trust Co., Ltd., KB Investment Co., Ltd., KB Futures Co., Ltd., KB Credit Information Co., Ltd., and KB Data Systems Co., Ltd., all of which were Kookmin Bank’s subsidiaries, transferred all of their shares to us and, as consideration for such transferred shares, received shares of our common stock in accordance with the specified stock transfer ratio applicable to each such subsidiary. Following the completion of the stock transfer, Kookmin Bank, KB Investment & Securities Co., Ltd., KB Asset Management Co., Ltd., KB Real Estate Trust Co., Ltd., KB Investment Co., Ltd., KB Futures Co., Ltd., KB Credit Information Co., Ltd., and KB Data Systems Co., Ltd. became our wholly-owned subsidiaries. The stock transfer was accounted for under U.S. GAAP as a transaction between entities under common control and, with respect to the transfer by noncontrolling stockholders of Kookmin Bank’s subsidiaries included in the stock transfer, the acquisition by us of such noncontrolling interests of such subsidiaries was accounted for using the purchase method. Accordingly, the consolidated financial statements included in this annual report are, as of dates and for periods prior to the date of the stock transfer, for Kookmin Bank and its subsidiaries, and as of dates and for periods from and after the date of the stock transfer, for us and our subsidiaries, including Kookmin Bank. For further information regarding the accounting treatment of the stock transfer, see Note 3 of the notes to our consolidated financial statements.

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

Following the stock transfer, our common stock was listed on the KRX KOSPI Market on October 10, 2008 and our ADSs were listed on the New York Stock Exchange on September 29, 2008.

In connection with the stock transfer, Kookmin Bank common stockholders who opposed the stock transfer were entitled to exercise appraisal rights and require Kookmin Bank to repurchase their shares in the event the stock transfer was completed. The purchase price for shares in respect of which appraisal rights were exercised was set at ~~W~~63,293 per share. Kookmin Bank repurchased 38,263,249 shares of its common stock as a result of the exercise of appraisal rights by dissenting stockholders. In addition, prior to the stock transfer, Kookmin Bank executed a share buy back program, pursuant to which it repurchased 16,840,000 shares of its common stock. Accordingly, as a result of the transfer by Kookmin Bank of such treasury shares and the shares it held in its subsidiaries to us, Kookmin Bank received 73,607,601 shares of our common stock in the stock transfer, some of which it subsequently sold. As of December 31, 2009, Kookmin Bank owned 43,322,704 shares of our common stock, representing approximately 11.2% of our total issued common stock.

Item 4B.	Business Overview

Business

We are one of the largest financial holding companies in Korea, in terms of consolidated total assets, and our operations include Kookmin Bank, the largest commercial bank in Korea in terms of total assets (including loans). Our subsidiaries collectively engage in a broad range of businesses, including commercial banking, credit cards, asset management, bancassurance, capital markets activities and international banking. As of December 31, 2009, we had consolidated total assets of ~~W~~254 trillion, consolidated total deposits of ~~W~~169 trillion and consolidated stockholders’ equity of ~~W~~18 trillion.

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

By their nature, our core consumer and small- and medium-sized enterprise operations place a high premium on customer access and convenience. Our combined banking network of 1,197 branches as of December 31, 2009, the most extensive in Korea, provides a solid foundation for our business and is a major source of our competitive strength. This network provides us with a large, stable and cost effective funding source, enables us to provide our customers convenient access and gives us the ability to provide the customer attention and service essential to conducting our business, particularly in an increasingly competitive environment. Our branch network is further enhanced by automated banking machines and fixed-line, mobile telephone and Internet banking. As of December 31, 2009, we had a customer base of over 25 million retail customers, which represented approximately one-half of the Korean population.

The following table sets forth the principal components of our lending business as of the dates indicated. As of December 31, 2009 retail loans, credit card loans and credit card receivables accounted for 55.5% of our total loan portfolio:

	As of December 31,
	2007			2008			2009
	(In billions of Won, except percentages)

Retail
Mortgage and home equity(1)	~~W~~	65,819	38.2%	~~W~~	69,924	35.0%	~~W~~	70,678	36.0%
Other consumer(2)		23,020	13.4		27,592	13.8		26,949	13.7
Total retail		88,839	51.6		97,516	48.8		97,627	49.7
Credit card		10,429	6.1		11,523	5.8		11,368	5.8
Corporate		71,585	41.6		88,143	44.2		84,886	43.3
Capital markets activities and international banking		1,336	0.7		2,455	1.2		2,344	1.2

Total loans	~~W~~	172,189	100.0%	~~W~~	199,637	100.0%	~~W~~	196,225	100.0%

(1)	Includes ~~W~~1,144 billion, ~~W~~1,113 billion and ~~W~~1,116 billion of overdraft loans secured by real estate in connection with home equity loans as of December 31, 2007, 2008 and 2009, respectively.

(2)	Includes ~~W~~7,924 billion, ~~W~~8,994 billion and ~~W~~8,992 billion of overdraft loans as of December 31, 2007, 2008 and 2009, respectively.

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

In keeping with current industry trends, our credit exposure to large corporate customers has in recent years increased as a percentage of our total loan portfolio, although it decreased slightly in 2009. We continue to seek to maintain and expand quality relationships by providing these customers with an increasing range of fee-related services.

Since the former Kookmin Bank initiated the issuance of domestic credit cards in 1980, we have seen our credit card business grow rapidly in recent years as the nationwide trend towards credit card use accelerated. As of December 31, 2009, we had approximately 10 million holders of KB Card.

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

The key elements of our strategy are as follows:

Providing comprehensive financial services and maximizing synergies among our subsidiaries through our financial holding company structure

We believe the Korean financial services market has been undergoing and will continue to undergo significant change, including as a result of the effectiveness of the Financial Investment Services and Capital Markets Act in February 2009, and that the resulting trend toward consolidation and convergence, as well as the growing presence of foreign financial institutions in the Korean financial market and the expansion of the overseas presence and operations of Korean financial institutions, may provide significantly greater competition for us in the future. In the context of such changes, we plan to become a comprehensive financial services provider capable of offering a full range of products and services to our large existing base of retail and corporate banking customers, as well as a global firm that can effectively compete with leading international financial institutions. To that end, we are implementing specific initiatives including the enhancement of our group-wide integrated customer relationship management system to facilitate the sharing of customer information and the integration of various customer loyalty programs among our subsidiaries.

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

As part of this strategy, we are also focusing on attracting and retaining creditworthy customers by offering more differentiated fee-based products and services that are tailored to meet their specific needs. The development and marketing of our products and services are, in part, driven by customer segmentation to ensure we meet the needs of each customer segment. For instance, we currently offer customized mortgage products and electronic banking promotions, and have enhanced our private banking services for high net worth individuals in Korea, including opening new branches specializing in such services. We also continue to develop hybrid financial products with enhanced features, including trusts and other investment products, for which consumer demand has increased in recent years. We are also focusing on addressing the needs of our customers by providing the highest-quality products and services and developing an open-architecture strategy, which allows us to sell such products through the largest branch network in Korea. In short, we aim to offer our customers a convenient one-stop financial services destination where they can meet their traditional retail and corporate banking requirements, as well as find a broad array of fee-based products and services tailored to address more specific financial needs, including in investment banking, insurance and wealth management. We believe such differentiated, comprehensive services and cross-selling will not only enhance customer loyalty but also increase profitability.

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

Lending Activities

We offer various loan products that target different segments of the population, with features tailored to each segment’s financial profile and other characteristics. The following table sets forth the balances and the percentage of our total lending represented by our retail loans as of the dates indicated:

	As of December 31,
	2007			2008			2009
	(In billions of Won, except percentages)

Retail:
Mortgage and home equity loans	~~W~~	65,819	38.2%	~~W~~	69,924	35.0%	~~W~~	70,678	36.0%
Other consumer loans(1)		23,020	13.4		27,592	13.8		26,949	13.7

Total	~~W~~	88,839	51.6%	~~W~~	97,516	48.8%	~~W~~	97,627	49.7%

(1)	Excludes credit card loans, but includes overdraft loans.

Our retail loans consist of:

•	Mortgage loans, which are loans made to customers to finance home purchases, construction, improvements or rentals; and home equity loans, which are loans made to our customers secured by their homes to ensure loan repayment. We also provide overdraft loans in connection with our home equity loans.

•	Other consumer loans, which are loans made to customers for any purpose (other than mortgage and home equity loans). These include overdraft loans, which are loans extended to customers to cover insufficient funds when they withdraw funds from their demand deposit accounts with us in excess of the amount in such accounts up to a limit established by us.

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

Private sector mortgage and home equity lending in Korea has expanded substantially in recent years. We provide customers with a number of mortgage and home equity loan products that have flexible features, including terms, repayment schedules, amounts and eligibility for loans, and we offer interest rates on a commercial basis. The maximum term of mortgage loans is 35 years and the majority of our mortgage loans have long-term maturities, which may be renewed. Non-amortizing home equity loans have an initial maturity of one year, which may be extended on an annual basis for a maximum of five years. Home equity loans subject to amortization of principal may have a maximum term of up to 35 years. Any customer is eligible for a mortgage or an individual home equity loan regardless of whether it participates in one of our housing related savings programs and so long as that customer is not barred by regulation from obtaining a loan because of bad credit history. However, customers with whom we frequently transact business and provide us with significant revenue receive preferential interest rates on loans.

As of December 31, 2009, 63.7% of our mortgage loans were secured by residential property which is the subject of the loan, 7.0% of our mortgage loans were guaranteed by the Housing Finance Credit Guarantee Fund, a government housing-related entity, and the remaining 29.3% of our mortgage loans, contrary to general practices in the United States, were unsecured (although the use of proceeds from these loans are restricted for the purpose of financing home purchases and some of these loans were guaranteed by a third party). One reason that a relatively high percentage of our mortgage loans are unsecured is that we, along with other Korean banks, provide advance loans to borrowers for the down payment of new housing (particularly apartments) that is in the process of being built. Once construction is completed, which may take several years, these mortgage loans become secured by the new housing purchased by these borrowers. For the year ended December 31, 2009, the average initial loan-to-value ratio of our mortgage loans, which is a measure of the amount of loan exposure to the appraised value of the security collateralizing the loan, was approximately 45.0%. There are three reasons that our loan-to-value ratio is relatively lower (as is the case with other Korean banks) compared to similar ratios in other countries, such as the United States. The first reason is that housing prices are high in Korea relative to average income, so most people cannot afford to borrow an amount equal to the entire value of their collateral and make interest payments on such an amount. The second reason relates to the “jeonsae” system, through which people provide a key money deposit while residing in the property prior to its purchase. At the time of purchase, most people use the key money deposit as part of their payment and borrow the remaining amount from Korean banks, which results in a loan that will be for an amount smaller than the appraised value of the property for collateral and assessment purposes. The third reason is that Korean banks discount the appraised value of the borrower’s property for collateral and assessment purposes so that a portion of the appraised value is reserved in order to provide recourse to a renter who lives at the borrower’s property. This is in the event that the borrower’s property is seized by a creditor, and the renter is no longer able to reside at that property. See “Item 3D. Risk Factors — Other risks relating to our business — A decline in the value of the collateral securing our loans and our inability to realize full collateral value may adversely affect our credit portfolio.” As a result of government initiatives, we have also tightened our mortgage loan guidelines.

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

As of December 31, 2009, our current three-month, six-month and twelve-month base rates were 4.46%, 4.93% and 5.47%, respectively.

As of December 31, 2009, 96% of our outstanding mortgage and home equity loans was priced based on a floating rate.

Other Consumer Loans

Other consumer loans are primarily unsecured. However, such loans may be secured by real estate, deposits or securities. As of December 31, 2009, approximately ~~W~~15,759 billion, or 58.5% of our consumer loans (other than mortgage and home equity loans) were unsecured loans (although some of these loans were guaranteed by a third party). Overdraft loans are also classified as other consumer loans, are primarily unsecured and generally have an initial maturity of one year, which is typically extended automatically on an annual basis and may be extended up to a maximum of five years. The amount of overdraft loans as of December 31, 2009 was approximately ~~W~~8,992 billion.

Pricing.  The interest rates on our other consumer loans (including overdraft loans) are determined on the same basis as on our mortgage and home equity loans, except that, for unsecured loans, the borrower’s credit score as determined during our loan approval process is also taken into account. See “Item 11. Quantitative and Qualitative Disclosures about Market Risk — Credit Risk Management.”

As of December 31, 2009, 97% of our other consumer loans had interest rates that were not fixed but were variable in reference to our base rate, which is based on the Market Opportunity Rate.

Deposit-taking Activities

Due to our extensive nationwide network of branches, together with our long history of development and our resulting know-how and expertise, as of December 31, 2009, we had the largest number of retail customers and retail deposits among Korean commercial banks. The balance of our deposits from retail customers was ~~W~~86,981 billion, ~~W~~97,378 billion and ~~W~~100,778 billion as of December 31, 2007, 2008 and 2009, respectively, which constituted 62.8%, 61.4% and 59.6%, respectively, of the balance of our total deposits.

We offer many deposit products that target different segments of our retail customer base, with features tailored to each segment’s financial profile, characteristics and needs, including:

•	Demand deposits, which either do not accrue interest or accrue interest at a lower rate than time deposits. Demand deposits allow the customer to deposit and withdraw funds at any time and, if they are interest bearing, accrue interest at a variable rate depending on the amount of deposit. Retail and corporate demand deposits constituted 2.2% of our total deposits as of December 31, 2009 and paid average interest of 1.18% for 2009.

•	Time deposits, which generally require the customer to maintain a deposit for a fixed term, during which the deposit accrues interest at a fixed rate or a variable rate based on the KOSPI, or to deposit specified amounts on an installment basis. If the amount of the deposit is withdrawn prior to the end of the fixed term, the customer will be paid a lower interest rate than that originally offered. The term for time deposits typically range from one month to five years, and the term for installment savings deposits range from six months to ten years. Retail and corporate time deposits constituted 52.9% of our total deposits as of December 31, 2009 and paid average interest of 4.45% for 2009. Most installment savings deposits offer fixed interest rates.

•	Savings deposits, which allow depositors to deposit and withdraw money at any time and accrue interest at an adjustable interest rate, which is currently below 1.4%. Retail and corporate savings deposits constituted 28.4% of our total deposits as of December 31, 2009 and paid average interest of 0.49% for 2009.

•	Certificates of deposit, the maturities of which range from 30 days to 730 days with a required minimum deposit of ~~W~~5 million. Interest rates on certificates of deposit are determined based on the length of the deposit and prevailing market rates. Our certificates of deposit are sold at a discount to their face value, reflecting the interest payable on the certificate of deposit.

•	Foreign currency deposits, which accrue interest at an adjustable rate and are available to Korean residents, non-residents and overseas immigrants. We offer foreign currency time deposits and checking and passbook accounts in ten currencies.

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

Since 2004, we have been operating a “priority customer” program called KB Star Club through Kookmin Bank and, beginning in February 2010, also through KB Investment & Securities and KB Life Insurance. This program categorizes our customers by their average deposit balance for the most recent three-month period, the amount of their transactions with us and their program points based on such balances and transactions. A customer may receive preferential treatment in various areas, including interest rates and transaction fees, depending upon how the customer is classified. As of December 31, 2009, we had over four million KB Star Club customers, representing approximately 17% of our total retail customer base of over 25 million retail customers. In 2009, on an average balance basis, our KB Star Club customers held approximately 87% of our total retail customer deposits.

In 2002, after significant research and planning, we launched private banking operations at Kookmin Bank’s headquarters. Shortly thereafter, we launched a comprehensive strategy with respect to customers with higher net worth, which included staffing appropriate representatives, marketing aggressively, establishing IT systems, selecting appropriate branch locations and readying such branches with the necessary facilities to service such customers. As of December 31, 2009, we had established 29 private banking centers through Kookmin Bank and plan to increase the number of private banking centers as necessary. We believe that by offering high quality personal wealth management services to these customers, including through our exclusive brand “Gold & Wise”, we can increase our share of the priority customer market, which will increase our profitability and our position in the retail banking market.

The Monetary Policy Committee of the Bank of Korea (the “Monetary Policy Committee”) imposes a reserve requirement on Won currency deposits of commercial banks based generally on the type of deposit instrument. The reserve requirement is currently up to 7%. See “— Supervision and Regulation — Principal Regulations Applicable to Banks — Liquidity.”

The Depositor Protection Act provides for a deposit insurance system where the Korea Deposit Insurance Corporation guarantees to depositors the repayment of their eligible bank deposits. The deposit insurance system insures up to a total of ~~W~~50 million per depositor per bank. See “— Supervision and Regulation — Principal Regulations Applicable to Banks — Deposit Insurance System.” We pay a premium rate of 0.02% of our average deposits for each quarter and we paid ~~W~~106 billion for 2009.

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

	As of and for the Year Ended December 31,
	2007		2008		2009
	(In billions of Won, except number of holders, accounts and percentages)

Number of credit cardholders (at year end) (thousands)
General accounts		8,518		9,241		9,716
Corporate accounts		173		232		290

Total		8,691		9,473		10,006

Number of merchants (at year end) (thousands)		1,752		1,869		1,995
Active ratio (at year end)(1)		75.9%		74.2%		73.3%
Credit card fees
Merchant fees(2)	~~W~~	1,007	~~W~~	1,114	~~W~~	1,220
Installment and cash advance fees		768		736		736
Annual membership fees		34		38		46
Other fees		397		490		550

Total	~~W~~	2,206	~~W~~	2,378	~~W~~	2,552

Charge volume(3)
General purchase	~~W~~	40,310	~~W~~	46,221	~~W~~	45,805
Installment purchase		7,708		8,399		9,503
Cash advance		16,452		15,023		13,378
Card loan(4)		3,593		4,554		3,970

Total	~~W~~	68,063	~~W~~	74,197	~~W~~	72,656

Outstanding balance (at year end)(5)
General purchase	~~W~~	3,753	~~W~~	4,114	~~W~~	4,330
Installment purchase		1,867		1,993		2,229
Cash advance		2,480		2,531		2,260
Card loan(4)		2,336		2,889		2,565

Total(6)	~~W~~	10,436	~~W~~	11,527	~~W~~	11,384

Average outstanding balances(5)
General purchase	~~W~~	3,177	~~W~~	3,979	~~W~~	4,232
Installment purchase		1,740		1,894		2,145
Cash advance		2,297		2,427		2,352
Card loan(4)		2,020		2,617		2,636
Delinquency ratios (at year end)(7)
Less than 1 month(8)		2.55%		2.47%		1.56%
From 1 month to 3 months		0.81		1.21		0.79
From 3 months to 6 months		0.24		0.22		0.17
Over 6 months		0.06		0.03		0.12

Total		3.66%		3.93%		2.64%

	As of and for the Year Ended December 31,
	2007		2008		2009
	(In billions of Won, except number of holders, accounts and percentages)

Non-performing loan ratio
Reported		0.87%		0.91%		0.80%
Managed		0.88%		0.91%		0.80%
Write-offs (gross)	~~W~~	340	~~W~~	379	~~W~~	560
Recoveries(9)		294		274		256

Net write-offs	~~W~~	46	~~W~~	105	~~W~~	304

Gross write-off ratio(10)		3.68%		3.47%		4.93%
Net write-off ratio(11)		0.50%		0.96%		2.68%
Asset sales		—		—		—
Asset securitization(12)	~~W~~	—	~~W~~	—	~~W~~	—

(1)	The active ratio represents the ratio of accounts used at least once within the last six months to total accounts as of year end.

(2)	Merchant fees consist of merchant membership and maintenance fees, costs associated with prepayment by us (on behalf of customers) of sales proceeds to merchants, processing fees relating to sales and membership applications, costs relating to the management of delinquencies and recoveries, bad debt expenses, general variable expenses and other fixed costs that are charged to our member merchants. We typically charge our member merchants fees that range from 1.5% to 4.5%.

(3)	Represents the aggregate cumulative amount charged during the year.

(4)	Card loans consist of loans that are provided on either a secured or unsecured basis to cardholders upon prior agreement. Payment of principal, fees and interest on such a loan can be due either in one payment or in installments after a fixed period.

(5)	Includes certain interest trust certificates issued by special purpose entities in connection with asset securitization transactions of our underlying credit card balances. Transfers of credit card balances to special purpose entities in connection with asset securitization transactions are recognized as sales under Korean GAAP but not under U.S. GAAP.

(6)	The total outstanding balances pursuant to U.S. GAAP for all of our credit cards were ~~W~~10,429 billion as of December 31, 2007, ~~W~~11,523 billion as of December 31, 2008 and ~~W~~11,368 billion as of December 31, 2009.

(7)	Represents ratio of delinquencies to outstanding balance. In line with industry practice, we have restructured a portion of delinquent credit card account balances as loans. As of December 31, 2009, these restructured loans amounted to ~~W~~31 billion. Because these restructured loans are not treated as being delinquent at the time of conversion or for a period of time thereafter, our delinquency ratios may not fully reflect all delinquent amounts relating to our outstanding balances.

(8)	The amount of delinquent credit card balances recognized for the calculation of the delinquency ratio for less than one month is the total amount of such credit card balance for which the payments are overdue by less than one month, including those portions not yet due and payable.

(9)	Does not include proceeds that we received from sales of our non-performing loans that were written off.

(10)	Represents the ratio of gross write-offs for the year to average outstanding balance for the year. Under Korean GAAP, our charge-off policy is generally to write off balances which have been overdue for four payment cycles or more or which have been classified as expected loss.

(11)	Represents the ratio of net write-offs for the year to average outstanding balances for the year. Under Korean GAAP, our charge-off policy is generally to write off balances which have been overdue for four payment cycles or more or which have been classified as expected loss.

(12)	Comprises credit card balances that were transferred in asset securitization transactions. Under U.S. GAAP, these transfers are not recognized as sales.

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

We are committed to continuing to enhance our credit card business by strengthening our risk management and maximizing our operational efficiency. In addition, we believe that our extensive branch network, brand recognition and overall size will enable us to cross-sell products such as credit cards to our existing and new customers.

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

As of December 31, 2009, we had approximately 10 million cardholders. Of the credit cards outstanding, approximately 73% were active, meaning that they had been used at least once during the previous six months. For 2009, our market share with respect to charge volume was approximately 14.4% according to the Financial Supervisory Service.

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

We generate other fees through a processing charge on merchants, with the average charge equaling approximately 2.30%.

Under non-exclusive license agreements with MasterCard International Incorporated and Visa International Service Association, we also issue MasterCard and Visa credit cards.

We also issue debit cards and charge merchants an average commission of approximately 1.13% of the amounts purchased using a debit card. We also issue “check cards”, which are similar to debit cards except that “check cards” are accepted by all merchants that accept credit cards. Much like debit cards, “check card” purchases are also debited directly from customers’ accounts with us.

Corporate Banking

We lend to and take deposits from small- and medium-sized enterprises and, to a lesser extent, large corporate customers. As of December 31, 2007, 2008 and 2009, we had 170,059, 177,190 and 220,407 small- and medium-sized enterprise borrowers and 897, 994 and 941 large corporate borrowers, respectively, for Won-currency loans. For 2007, 2008 and 2009, we received fee revenue from cash management services offered to corporate customers, which include “firm-banking” services such as inter-account transfers, transfers of funds from various branches and agencies of a company (such as insurance premium payments) to the account of the headquarters of such company and transfers of funds from various customers of a company to the main account of such company, in the amount of ~~W~~100 billion, ~~W~~108 billion and ~~W~~115 billion, respectively. Of our branch network as of December 31, 2009, we had 101 branches dedicated exclusively to corporate banking (including eight branches that primarily handled large corporate banking).

The following table sets forth the balances and the percentage of our total lending represented by our small- and medium-sized enterprise business loans and our large corporate business loans as of the dates indicated, estimated based on our internal classifications of corporate borrowers under Korean GAAP:

	As of December 31,
	2007			2008			2009
	(In billions of Won, except percentages)

Corporate:
Small- and medium-sized enterprise loans	~~W~~	54,116	31.4%	~~W~~	65,394	32.8%	~~W~~	67,121	34.2%
Large corporate loans		17,469	10.2		22,749	11.4		17,765	9.1

Total	~~W~~	71,585	41.6%	~~W~~	88,143	44.2%	~~W~~	84,886	43.3%

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

The total amount of deposits from our corporate customers amounted to ~~W~~58,353 billion as of December 31, 2009, or 34.5% of our total deposits.

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

Industry-wide delinquency ratios for Won-denominated loans to small- and medium-sized enterprises increased in 2009 and further increased in the first quarter of 2010. Our delinquency ratio for loans to small- and medium-sized enterprises may increase further in the future as a result of, among other things, adverse economic conditions in Korea and globally. See “Item 3D. Risk Factors — Other risks relating to our business— Difficult conditions in the global financial markets could adversely affect our results of operations and financial condition.” In addition, in light of the deteriorating financial condition and liquidity position of small-and medium-sized enterprises in Korea, the Korean government has in recent years introduced measures intended to encourage Korean banks to provide financial support to small- and medium-sized enterprise borrowers. See “Item 3D. Risk Factors — Risks relating to our small- and medium-sized enterprise loan portfolio— We have significant exposure to small- and medium-sized enterprises, and any financial difficulties experienced by these customers may result in a deterioration of our asset quality and have an adverse impact on us.”

Lending Activities

Our principal loan products for our small- and medium-sized enterprise customers are working capital loans and facilities loans. Working capital loans are provided to finance working capital requirements and include notes discounted and trade financing. Facilities loans are provided to finance the purchase of equipment and the establishment of manufacturing assembly plants. As of December 31, 2009, working capital loans and facilities loans accounted for 74.3% and 25.7%, respectively, of our total small- and medium-sized enterprise loans. As of December 31, 2009, we had over 220,400 small- and medium-sized enterprise customers on the lending side.

Loans to small- and medium-sized enterprises may be secured by real estate or deposits or may be unsecured. As of December 31, 2009, secured loans and guaranteed loans accounted for, in the aggregate, 86.9% of our small- and medium-sized enterprise loans. Among the secured loans, 51.1% were secured by real estate and 48.9% were secured by deposits or securities. Working capital loans generally have a maturity of one year, but may be extended on an annual basis for an aggregate term of five years. Facilities loans have a maximum maturity of ten years for loans to corporations and 15 years for loans to SOHOs.

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

Pricing

We establish the price for our corporate loan products (other than collective housing loans) based principally on transaction risk, our cost of funding and market considerations. Transaction risk is measured by such factors as the credit rating assigned to a particular borrower, the size of the borrower and the value and type of collateral. Our loans are priced based on the Market Opportunity Rate system, which is a periodic floating rate system that takes into account the current market interest rate. As of December 31, 2009, the Market Opportunity Rate was 2.85% for three months, 3.42% for six months and 3.96% for one year.

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

Large Corporate Banking

Large corporate customers include all companies that are not small- and medium-sized enterprise customers. Kookmin Bank’s articles of incorporation provide that financial services to large corporate customers must be no more than 40% of the total amount of our Won-denominated loans. Our business focus with respect to large corporate banking is to selectively increase the proportion of high quality large corporate customers. Specifically, we are carrying out various initiatives to improve our customer relationship with large corporate customers and have been seeking to expand our service offerings to this segment.

Lending Activities

Our principal loan products for our large corporate customers are working capital loans and facilities loans. As of December 31, 2009, working capital loans and facilities loans accounted for 82.0% and 18.0%, respectively, of our total large corporate loans. We also offer collective housing loans, as described above under “— Small- and Medium-sized Enterprise Banking — Lending Activities,” to large corporate clients.

As of December 31, 2009, secured loans and guaranteed loans accounted for, in the aggregate, 31.1% of our large corporate loans. Among the secured loans, 26.1% were secured by real estate and 73.9% were secured by deposits or securities. Working capital loans generally have a maturity of one year but are extended on an annual basis for an aggregate term of five years. Facilities loans have a maximum maturity of 10 years.

We evaluate creditworthiness and collateral for our large corporate loans in essentially the same way as we do for small- and medium-sized enterprise loans. See “— Small- and Medium-sized Enterprise Banking — Lending Activities” above.

As of December 31, 2009, in terms of our outstanding loan balance, 33.7% of our large corporate loans was extended to borrowers in the manufacturing industry, 12.9% was extended to borrowers in the construction industry, and 8.9% was extended to borrowers in the financial and insurance industry.

Pricing

We determine pricing of our large corporate loans in the same way as we determine the pricing of our small- and medium-sized enterprise loans. See “— Small- and Medium-sized Enterprise Banking — Pricing” above. As of December 31, 2009, the Market Opportunity Rate, which is utilized in pricing loans offered by us, was the same for our large corporate loans as for our small- and medium-sized enterprise loans.

Capital Markets Activities and International Banking

Through our capital markets operations, we invest and trade in debt and equity securities and, to a lesser extent, engage in derivatives and asset securitization transactions and make call loans. We also provide investment banking services to corporate customers.

Securities Investment and Trading

We invest in and trade securities for our own account in order to maintain adequate sources of liquidity and to generate interest and dividend income and capital gains. As of December 31, 2007, 2008 and 2009, our investment portfolio, which consists primarily of held-to-maturity securities and available-for-sale securities, and our trading portfolio had a combined total book value of ~~W~~29,689 billion, ~~W~~34,461 billion and ~~W~~37,706 billion and represented 13.6%, 13.3% and 14.9% of our total assets, respectively.

Our trading and investment portfolios consist primarily of Korean treasury securities and debt securities issued by Korean government agencies, local governments or certain government-invested enterprises and debt securities issued by financial institutions. As of December 31, 2007, 2008 and 2009, we held debt securities with a total book value of ~~W~~28,337 billion, ~~W~~32,036 billion and ~~W~~34,392 billion, respectively, of which:

•	held-to-maturity debt securities accounted for ~~W~~11,058 billion, ~~W~~12,600 billion and ~~W~~12,610 billion, or 39.0%, 39.3% and 36.7%, respectively;

•	available-for-sale debt securities accounted for ~~W~~12,524 billion, ~~W~~14,402 billion and ~~W~~17,576 billion, or 44.2%, 45.0% and 51.1%, respectively; and

•	trading debt securities accounted for ~~W~~4,755 billion, ~~W~~5,034 billion and ~~W~~4,206 billion, or 16.8%, 15.7% and 12.2%, respectively.

Of these amounts, debt securities issued by the Korean government and government agencies as of December 31, 2007, 2008 and 2009 amounted to:

•	~~W~~8,601 billion, ~~W~~9,139 billion and ~~W~~8,992 billion, or 77.8%, 72.5% and 71.3%, respectively, of our held-to-maturity debt securities;

•	~~W~~4,131 billion, ~~W~~6,979 billion and ~~W~~7,892 billion, or 33.0%, 48.5% and 44.9%, respectively, of our available-for-sale debt securities; and

•	~~W~~1,055 billion, ~~W~~1,780 billion and ~~W~~1,359 billion, or 22.2%, 35.4% and 32.3%, respectively, of our trading debt securities.

From time to time we also purchase equity securities for our securities portfolios. Our equity securities consist primarily of marketable beneficiary certificates and equities listed on the KRX KOSPI Market or the KRX KOSDAQ Market (formerly known as the KOSDAQ Market Division of the Korea Exchange). As of December 31, 2007, 2008 and 2009:

•	equity securities in our available-for-sale portfolio had a book value of ~~W~~305 billion, ~~W~~404 billion and ~~W~~1,135 billion, or 2.4%, 2.7% and 6.1% of our available-for-sale portfolio, respectively; and

•	equity securities in our trading portfolio had a book value of ~~W~~250 billion, ~~W~~217 billion and ~~W~~254 billion, or 5.0%, 4.1% and 5.7% of our debt and equity trading portfolio, respectively.

Our trading portfolio also includes foreign exchange spot contracts and derivative instruments. See “— Derivatives Trading.” Our investment portfolio also includes venture capital securities, non-marketable or restricted equity securities and investments under the equity method. As of December 31, 2007, 2008 and 2009, these investments had an aggregate book value of ~~W~~797 billion, ~~W~~1,804 billion and ~~W~~1,925 billion, respectively.

The following tables show, as of the dates indicated, the gross unrealized gains and losses on available-for-sale and held-to-maturity securities within our investment securities portfolio, and the amortized cost and fair value of the portfolio by type of investment security:

	As of December 31, 2007
	Amortized		Gross		Gross
	Cost		Unrealized Gain		Unrealized Loss		Fair Value
	(In billions of Won)

Available-for-sale securities:
Debt securities
Korean treasury securities and government agencies	~~W~~	4,197	~~W~~	—	~~W~~	66	~~W~~	4,131
Corporate(1)		685		16		2		699
Financial institutions(2)		7,715		5		78		7,642
Foreign governments		9		—		—		9
Asset-backed securities		43		—		—		43
Other debt securities		—		—		—		—
Subtotal		12,649		21		146		12,524

Marketable equity securities		293		25		13		305

Total available-for-sale securities	~~W~~	12,942	~~W~~	46	~~W~~	159	~~W~~	12,829

Held-to-maturity securities:
Korean treasury securities and government agencies	~~W~~	8,601	~~W~~	7	~~W~~	298	~~W~~	8,310
Corporate(3)		194		—		8		186
Financial institutions(4)		1,972		—		59		1,913
Foreign governments		—		—		—		—
Asset-backed securities		291		—		3		288

Total held-to-maturity securities	~~W~~	11,058	~~W~~	7	~~W~~	368	~~W~~	10,697

	As of December 31, 2008
	Amortized		Gross		Gross
	Cost		Unrealized Gain		Unrealized Loss		Fair Value
	(In billions of Won)

Available-for-sale securities:
Debt securities
Korean treasury securities and government agencies	~~W~~	6,757	~~W~~	223	~~W~~	1	~~W~~	6,979
Corporate(1)		998		126		7		1,117
Financial institutions(2)		6,038		134		12		6,160
Foreign governments		—		—		—		—
Asset-backed securities		145		1		—		146
Other debt securities		—		—		—		—
Subtotal		13,938		484		20		14,402

Marketable equity securities		401		9		6		404

Total available-for-sale securities	~~W~~	14,339	~~W~~	493	~~W~~	26	~~W~~	14,806

Held-to-maturity securities:
Korean treasury securities and government agencies	~~W~~	9,139	~~W~~	245	~~W~~	16	~~W~~	9,368
Corporate(3)		249		3		1		251
Financial institutions(4)		2,980		43		14		3,009
Foreign governments		—		—		—		—
Asset-backed securities		232		5		—		237

Total held-to-maturity securities	~~W~~	12,600	~~W~~	296	~~W~~	31	~~W~~	12,865

	As of December 31, 2009
	Amortized		Gross		Gross
	Cost		Unrealized Gain		Unrealized Loss		Fair Value
	(In billions of Won)

Available-for-sale securities:
Debt securities
Korean treasury securities and government agencies	~~W~~	7,855	~~W~~	68	~~W~~	31	~~W~~	7,892
Corporate(1)		1,183		104		6		1,281
Financial institutions(2)		6,336		85		16		6,405
Foreign governments		—		—		—		—
Asset-backed securities		1,998		1		1		1,998
Other debt securities		—		—		—		—
Subtotal		17,372		258		54		17,576

Marketable equity securities		924		257		46		1,135

Total available-for-sale securities	~~W~~	18,296	~~W~~	515	~~W~~	100	~~W~~	18,711

Held-to-maturity securities:
Korean treasury securities and government agencies	~~W~~	8,992	~~W~~	106	~~W~~	34	~~W~~	9,064
Corporate(3)		380		4		2		382
Financial institutions(4)		2,995		48		3		3,040
Foreign governments		—		—		—		—
Asset-backed securities		243		3		—		246

Total held-to-maturity securities	~~W~~	12,610	~~W~~	161	~~W~~	39	~~W~~	12,732

(1)	Includes debt securities issued by Korea Electric Power Corporation, which is controlled by the Korean government, in the amount of ~~W~~68 billion as of December 31, 2007, ~~W~~296 billion as of December 31, 2008 and ~~W~~334 billion as of December 31, 2009.

(2)	Includes debt securities issued by the Bank of Korea, the Korea Development Bank and the Industrial Bank of Korea in the aggregate amount of ~~W~~5,093 billion as of December 31, 2007, ~~W~~2,878 billion as of December 31, 2008 and ~~W~~3,339 billion as of December 31, 2009. These financial institutions are controlled by the Korean government.

(3)	Includes debt securities issued by Korea Electric Power Corporation, which is controlled by the Korean government, in the amount of ~~W~~120 billion as of December 31, 2007, ~~W~~160 billion as of December 31, 2008 and ~~W~~280 billion as of December 31, 2009.

(4)	Includes debt securities issued by the Bank of Korea, the Korea Development Bank and the Industrial Bank of Korea in the aggregate amount of ~~W~~698 billion as of December 31, 2007, ~~W~~1,005 billion as of December 31, 2008 and ~~W~~1,032 billion as of December 31, 2009. These financial institutions are controlled by the Korean government.

Derivatives Trading

Until the full-scale launch of our derivative operations in mid-1999, we had been engaged in limited volumes of derivatives trading, mostly on behalf of our customers. Since then, our trading volume significantly increased to ~~W~~181,322 billion in 2007 and ~~W~~207,083 billion in 2008, but decreased to ~~W~~173,502 billion in 2009 primarily as a result of instability in the financial markets. Our net trading revenue from derivatives and foreign exchange contracts for the year ended December 31, 2007, 2008 and 2009 was ~~W~~64 billion, ~~W~~36 billion and ~~W~~181 billion, respectively.

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

The following shows the estimated fair value of our derivatives and foreign exchange spot contracts as of December 31, 2007, 2008 and 2009:

	As of December 31,
	2007				2008				2009
	Estimated		Estimated		Estimated		Estimated		Estimated		Estimated
	Fair Value		Fair Value		Fair Value		Fair Value		Fair Value		Fair Value
	Assets		Liabilities		Assets		Liabilities		Assets		Liabilities
	(In billions of Won)

Foreign exchange spot contracts	~~W~~	2	~~W~~	2	~~W~~	3	~~W~~	3	~~W~~	3	~~W~~	3
Foreign exchange derivatives(1)		1,130		1,046		6,579		5,785		2,593		1,918
Interest rate derivatives(1)		391		640		1,226		1,403		621		823
Equity derivatives		62		134		84		638		86		322
Credit derivatives		—		—		—		10		2		—
Commodity derivatives		3		3		18		17		2		2
Others(1)		2		2		7		10		2		40

Total	~~W~~	1,590	~~W~~	1,827	~~W~~	7,917	~~W~~	7,866	~~W~~	3,309	~~W~~	3,108

(1)	Includes those for trading purposes and hedging purposes.

The following table shows the unrealized gains and losses of derivatives held or issued for hedging purposes that qualified for hedge accounting under U.S. GAAP, as of December 31, 2007, 2008 and 2009:

	As of December 31,
	2007						2008						2009
	Unrealized			Unrealized			Unrealized			Unrealized			Unrealized			Unrealized
	Gains			Losses			Gains			Losses			Gains			Losses
	(In billions of Won)

Foreign exchange derivatives(1)	~~W~~	—		~~W~~	—		~~W~~	—		~~W~~	—		~~W~~	107		~~W~~	165
Interest rate derivatives(1)		18			18			56			83			125			119
Others(1)		—			—			—			—			39			33

Total	~~W~~	18	(2)	~~W~~	18	(2)	~~W~~	56	(3)	~~W~~	83	(3)	~~W~~	271	(4)	~~W~~	317	(4)

(1)	Includes the unrealized gains and losses of the underlying hedged items.

(2)	Includes losses related to hedge ineffectiveness of ~~W~~224 million as of December 31, 2007.

(3)	Includes losses related to hedge ineffectiveness of ~~W~~27,173 million as of December 31, 2008.

(4)	Includes losses related to hedge ineffectiveness of ~~W~~45,920 million as of December 31, 2009.

Asset Securitization Transactions

We are active in the Korean asset-backed securities market. Based on our diverse experience with respect to product development and management capabilities relating to asset securitization, we offer customers a wide range of financial products and participate in various asset securitization transactions, including through our subsidiary KB Investment & Securities, to reinforce our position as a leading financial services provider with respect to the asset securitization market. We were involved in asset securitization transactions with an initial aggregate issue amount of ~~W~~4,069 billion in 2007, ~~W~~1,479 billion in 2008 and ~~W~~5,271 billion in 2009, of which ~~W~~2,168 billion, ~~W~~1,425 billion and ~~W~~5,159 billion, respectively, were public offerings of asset-backed securities. Most of these securities were sold to institutional investors through Korean securities houses.

Call Loans

We make call loans and borrow call money in the short-term money market. Call loans are defined as short-term lending among banks and financial institutions either in Won or in foreign currencies with maturities of 90 days or less. Typically, call loans have maturities of one day. As of December 31, 2009, we had made call loans of ~~W~~446 billion and borrowed call money of ~~W~~1,365 billion, compared to ~~W~~177 billion and ~~W~~3,444 billion, respectively, as of December 31, 2008.

Investment Banking

We have focused on selectively expanding our investment banking activities in order to increase our fee income and diversify our revenue base. The main focus of our investment banking operations is project finance and financial advisory services. Our principal investment banking services include:

•	project finance and financial advisory services for social overhead capital projects such as highway, port, power, water and sewage projects;

•	financing and financial advisory services for real estate development projects;

•	structured finance; and

•	financing for mergers and acquisitions.

In 2009, under Korean GAAP, we generated investment banking revenue of ~~W~~300 billion, consisting of ~~W~~140 billion of interest income and ~~W~~160 billion of fee income.

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

The table below sets forth certain information regarding our foreign currency assets and borrowings:

	As of December 31,
	2007		2008		2009
	(In millions of US$)

Total foreign currency assets	US$	10,753	US$	12,301	US$	10,326
Foreign currency borrowings:
Long-term borrowings		5,657		4,825		3,842
Short-term borrowings		2,576		4,763		3,418
Secured borrowings		—		—		1,424

Total borrowings	US$	8,233	US$	9,588	US$	8,684

The table below sets forth our overseas subsidiaries, branches and representative offices currently in operation as of December 31, 2009:

Business Unit(1)	Location

Subsidiaries
Kookmin Bank Hong Kong Ltd.	Hong Kong
Kookmin Bank International Ltd.	United Kingdom
Kookmin Bank Cambodia PLC	Cambodia
KB Investment & Securities Hong Kong Ltd.	Hong Kong
Branches
Kookmin Bank, Tokyo Branch	Japan
Kookmin Bank, Auckland Branch	New Zealand
Kookmin Bank, New York Branch	United States
Kookmin Bank, Harbin Branch	China
Kookmin Bank, Guangzhou Branch	China
Representative Offices
Kookmin Bank, Almaty Representative Office	Kazakhstan
Kookmin Bank, Ho Chi Minh Representative Office	Vietnam
Kookmin Bank, Kyiv Representative Office	Ukraine

(1)	Does not include subsidiaries and branches in liquidation or dissolution.

Our overseas branches and subsidiaries principally provide Korean companies and nationals in overseas markets with trade financing, local currency funding and foreign exchange services, in conjunction with the operations of our headquarters.

In March 2008, we entered into agreements to acquire shares of JSC Bank CenterCredit, a Kazakhstan bank, and acquired an initial equity stake of 29,972,840 common shares (equal to 23.0% of the then-outstanding voting shares) for approximately ~~W~~528 billion in August 2008. Pursuant to the terms of such agreements, we acquired an aggregate of 14,163,836 additional common shares of JSC Bank CenterCredit in November and December 2008. In addition, in September 2009, we entered into agreements with International Finance Corporation and certain shareholders of JSC Bank CenterCredit pursuant to which we acquired 3,886,574 additional common shares and 36,561,465 non-voting convertible preferred shares of JSC Bank CenterCredit in January and February 2010. We currently hold 29.6% of the outstanding common shares of JSC Bank CenterCredit.

In May 2009, we acquired 132,600 common shares of Khmer Union Bank, a Cambodian bank, for approximately ~~W~~10 billion. As a result, we hold 51% of the voting rights in Khmer Union Bank, which was renamed Kookmin Bank Cambodia PLC.

Trustee and Custodian Services Relating to Investment Trusts and Other Functions

We act as a trustee for 54 financial investment companies with a collective investment license, which invest in investment assets using funds raised by the sale of beneficiary certificates of investment trusts to investors. We also act as custodian for 139 financial institutions and as fund administrator for 62 financial institutions with respect to various investments, as well as acting as settlement agent in connection with such services. We receive a fee for acting in these capacities and generally perform the following functions:

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

For the year ended December 31, 2009, our fee income from our trustee and custodian services was ~~W~~26 billion and revenues collected as a result of administration of the underlying investments were ~~W~~7 billion.

Other Businesses

Trust Account Management Services

Money Trust Management Services

We provide trust account management services for unspecified money trusts, which are trusts the assets of which we generally have broad discretion in investing. We receive fees for our trust account management services consisting of basic fees that are based upon a percentage of the net asset value of the assets under management and, for certain types of trust account operations, performance fees that are based upon the performance of the trust account operations. In 2009, our basic fees ranged from 0.1% to 2.0% of total assets under management depending on the type of trust account. We also charge performance fees with respect to certain types of trust account products. We receive penalty payments when customers terminate their trust accounts prior to the original contract maturity.

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

As of December 31, 2009, the total balance of our money trusts (under Korean GAAP) was ~~W~~11,039 billion. As for unspecified money trust accounts, we have investment discretion over all money trusts, which are pooled and managed jointly for each type of trust account. Specified money trust accounts are established on behalf of individual customers who direct our investment of trust assets.

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

	As of December 31,
	2007		2008		2009
	(In billions of Won)

Principal and interest guaranteed trusts	~~W~~	0.3	~~W~~	0.2	~~W~~	0.2
Principal guaranteed trusts		3,259		3,315		2,869
Performance trusts(1)		5,105		6,372		8,170

Total	~~W~~	8,364	~~W~~	9,687	~~W~~	11,039

(1)	Trusts which are primarily non-guaranteed.

The balance of our money trusts increased 32.0% between December 31, 2007 and December 31, 2009.

As of December 31, 2009, the trust assets we managed consisted principally of securities investments and loans from the trust accounts. As of December 31, 2009, under Korean GAAP, our trust accounts had invested in securities in the aggregate amount of ~~W~~7,369 billion, of which ~~W~~6,766 billion was debt securities. Securities investments consist of government-related debt securities, corporate debt securities, including bonds and commercial paper, equity securities and other securities. Loans made by our trust account operations are similar in type to the loans made by our bank account operations. As of December 31, 2009, under Korean GAAP, our trust accounts had made loans in the principal amount of ~~W~~277 billion (excluding loans from the trust accounts to our banking accounts of ~~W~~733 billion), which accounted for 2.4% of our money trust assets. Loans by our money trusts are subject to the same credit approval process as loans from our banking accounts. As of December 31, 2009, substantially all loans from our money trust accounts were collateralized or guaranteed.

Our money trust accounts also invest, to a lesser extent, in equity securities, including beneficiary certificates issued by financial investment companies with a collective investment license. On a Korean GAAP basis, as of December 31, 2009, equity securities in our money trust accounts amounted to ~~W~~603 billion, which accounted for 5.2% of our total money trust assets. Of this amount, ~~W~~543 billion was from specified money trusts and ~~W~~60 billion was from unspecified money trusts.

We currently continue to offer pension-type money trusts that provide a guarantee of the principal amount of the investment. On a Korean GAAP basis, as of December 31, 2009, the balance of the money trusts for which we guaranteed the principal was ~~W~~2,869 billion.

If the income from a money trust for which we provide a guarantee is less than the amount of the payments we have guaranteed, we will need to pay the amount of the shortfall with funds from special reserves maintained with respect to trust accounts followed by basic fees from that money trust and funds from our general banking operations. In 2007, 2008 and 2009, we made no payment from our banking accounts to cover shortfalls in our guaranteed trusts. On a Korean GAAP basis, we derived trust fees with regard to trust account management services (including those fees related to property trust management services) of ~~W~~70 billion in 2007, ~~W~~58 billion in 2008 and ~~W~~73 billion in 2009.

Under the Financial Investment Services and Capital Markets Act, a bank with a trust business license (such as Kookmin Bank) is permitted to offer both specified money trust account products and unspecified money trust account products.

Property Trust Management Services

We also offer property trust management services, where we manage non-cash assets in return for a fee. Non-cash assets include mostly securities, but can also include other liquid receivables and real estate. Under these arrangements, we render custodial services for the property in question and collect fee income in return.

In 2009, our property trust fees ranged from 0.001% to 0.3% of total assets under management depending on the type of trust accounts. As of December 31, 2009, the aggregate balance of our property trusts decreased to ~~W~~2,217 billion, compared to ~~W~~3,230 billion as of December 31, 2008.

The property trusts are not consolidated within our U.S. GAAP financial statements.

Investment Trust Management

Through KB Asset Management, we offer investment trust products to customers and manage the funds invested by them in investment trusts. In September 2008, in connection with the “comprehensive stock transfer” under Korean law pursuant to which we were established, ING Insurance International B.V., which previously held a 20% equity interest in KB Asset Management, transferred all of its shares of KB Asset Management common stock to us and in return received shares of our common stock. Following such stock transfer, KB Asset Management became our wholly-owned subsidiary. As of December 31, 2009, KB Asset Management had ~~W~~17,235 billion of assets under management.

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

In February 2008, the Ministry of Land, Transport and Maritime Affairs (formerly the Ministry of Construction and Transportation) designated several financial institutions to manage the National Housing Fund, but we chose not to participate in the bidding process due to the low fees involved. As a result, we are no longer a designated manager of the National Housing Fund and currently only manage pre-existing Fund accounts. In return for managing such pre-existing Fund accounts, we receive quarterly fund management fees, calculated based on activity levels for the relevant quarter. In 2009, we received total fees of ~~W~~52 billion for managing the National Housing Fund, compared to ~~W~~85 billion in 2008.

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

Currently, our bancassurance business has alliances with 16 life insurance companies (including our subsidiary, KB Life Insurance) and 9 non-life insurance companies and offers 52 different products through our branch network. These products are composed of 32 types of life insurance policies such as annuities, savings insurance and variable life insurance, and 20 types of non-life insurance products. In 2009, our commission income from our bancassurance business amounted to ~~W~~132 billion.

Distribution Channels

Banking Branch Network

As of December 31, 2009, Kookmin Bank operated a network of 1,197 branches and sub-branches in Korea, which was the largest branch network among Korean commercial banks. An extensive branch network is important to attracting and maintaining retail customers, who use branches extensively and value convenience. We believe that our extensive branch network in Korea and retail customer base provide us with a source of stable and relatively low cost funding. Approximately 39% of our branches and sub-branches are located in Seoul, and approximately 23% of our branches are located in the six next largest cities. The following table presents the geographical distribution of our branch network in Korea as of December 31, 2009:

	Number of
Area	Branches	Percentage

Seoul	470	39.3%
Six largest cities (other than Seoul)	281	23.4
Other	446	37.3

Total	1,197	100.0%

In addition, we have continued to implement the specialization of our branch functions. Of our branch network as of December 31, 2009, 101 branches were dedicated exclusively to handling corporate transactions and providing comprehensive services to its corporate customers (including eight branches that primarily handled large corporate banking).

In order to support our branch network, we have established an extensive network of automated banking machines, which are located in branches and in unmanned outlets known as “autobanks.” These automated banking machines consist of ATMs, cash dispensers and passbook printers. As of December 31, 2009, we had 9,601 ATMs, 2 cash dispensers and 72 passbook printers.

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

	For the Year Ended
	December 31,
	2007		2008		2009

Number of transactions (millions)		676		638		641
Fee revenue (in billions of Won)	~~W~~	83	~~W~~	80	~~W~~	76

Other Distribution Channels

The following table sets forth information under Korean GAAP, for the periods indicated, on the number of users and transactions and the fee revenue of the other distribution channels for our retail and corporate banking customers, which are discussed below:

	For the Year Ended December 31,
	2007		2008		2009

Internet banking:
Number of users(1)		7,499,609		8,623,482		9,811,243
Number of transaction (thousands)		1,388,371		1,636,511		1,973,891
Fee revenue (in millions of Won)	~~W~~	21,864	~~W~~	21,548	~~W~~	22,659
Phone banking:
Number of users(2)		3,241,553		3,702,997		4,064,160
Number of transaction (thousands)		315,433		314,945		303,086
Fee revenue (in millions of Won)	~~W~~	12,681	~~W~~	11,299	~~W~~	11,503

(1)	Number of users is defined as the total cumulative number of persons who have registered through our branch offices to use our Internet banking services.

(2)	Number of users is defined as the total cumulative number of persons who have registered through our branch offices to use our phone banking services.

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

Mobile Banking

Mobile banking services allow customers to use mobile phones and devices to make inter-account transfers and balance and other transaction inquiries. There are currently three mobile phone service providers in Korea, SK Telecom, Korea Telecom and LG Telecom, and we provide our services in association with all three. Our mobile banking services currently include:

•	basic banking services, including fund transfers and balance and transaction inquiries;

•	mobile stock trading, though which mobile banking customers can use their mobile phone to trade stocks; and

•	a mobile lottery purchasing service.

Other Channels

We provide cash management services, which include automatic transfers, connection services to other financial institutions, real-time firm banking, automatic fund concentration and transmittal of trading information. We have continued to develop our firm banking services and, as of December 31, 2009, we provided cash management services to over 1,300 large corporations and small- and medium-sized enterprises.

Competition

We compete principally with other financial institutions in Korea, including other financial holding companies and nationwide commercial banks, as well as regional banks, development banks, specialized banks and branches of foreign banks operating in Korea and installment finance corporations for mortgage loan products. We also compete for customer funds with other types of financial service institutions, including savings institutions (such as mutual savings and finance companies and credit unions and credit cooperatives), investment institutions (such as merchant banking corporations), life insurance companies and financial investment companies. Competition in the domestic banking industry is generally based on the types and quality of the products and services offered, including the size and location of retail networks, the level of automation and interest rates charged and paid.

Competition has increased significantly in our traditional core businesses, retail banking, small- and medium-sized enterprise banking and credit card lending, contributing to some extent to the asset quality deterioration in retail and small-and medium-sized loans. As a result, our margins on lending activities may decrease in the future.

In addition, general regulatory reforms in the Korean financial industry have increased competition among banks and financial institutions in Korea. We expect that competition within the Korean financial industry may intensify as a result of the Financial Investment Services and Capital Markets Act which became effective in February 2009. See “Item 3D. Risk Factors — Risks relating to government regulation and policy— The Financial Investment Services and Capital Markets Act may intensify competition in the Korean financial industry.” As the reform of the financial sector continues, foreign financial institutions, some with greater resources than us, have entered, and may continue to enter, the Korean market either by themselves or in partnership with existing Korean financial institutions and compete with us in providing financial and related services.

In addition, the Korean financial industry is undergoing significant consolidation. A number of significant mergers and acquisitions in the industry have taken place in Korea during the last five years, including the establishment of financial holding companies, which have reduced the number of nationwide commercial banks in Korea from 16 as of December 31, 1997, to seven banks and five financial holding companies as of December 31, 2009. Furthermore, a number of significant mergers and acquisitions in the industry have taken place in Korea over the past decade, including the acquisition of Koram Bank by an affiliate of Citibank in 2004, Standard Chartered Bank’s acquisition of Korea First Bank in April 2005 and Chohung Bank’s merger with Shinhan Bank in April 2006. We expect that consolidation in the financial industry will continue. In particular, the Korean government has announced that it plans to privatize the Korea Development Bank and to dispose of or reduce its controlling interest in Woori Finance Holdings Co., Ltd. (the financial holding company of Woori Bank), while the Lone Star funds have announced that they plan to sell their controlling interest in Korea Exchange Bank. Other financial institutions may seek to acquire or merge with such entities, and the financial institutions resulting from this consolidation may, by virtue of their increased size and business scope, provide significantly greater competition for us. We intend to review potential acquisition opportunities as they arise. We cannot guarantee that we will not be involved in any future mergers or acquisitions.

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

Our mainframe-based banking and credit card IT systems are designed to ensure continuity of services even where there is a failure of the host data center due to a natural disaster or other accidents by utilizing backup systems in disaster recovery data centers. In addition, through the implementation of Parallel Sysplex, a “multi-CPU system,” our bank and credit card systems are designed and operated to be able to process transactions without material interruption in the event of CPU failure. In February 2010, we launched a next-generation banking and credit card IT system that is designed to ensure greater reliability in financial transactions and allow more efficient development of new financial products. We also launched a new disaster recovery system to ensure continuity of operations. In addition, we implemented new technologies, including Multi Channel Integration and Enterprise Application Integration systems, to standardize our IT system and better manage IT system operational risk.

The integrity of our IT systems, and their ability to withstand potential catastrophic events (such as natural calamities and internal system failures), are crucial to our continuing operations. We currently test our disaster recovery systems on a quarterly basis. For additional information, see “Item 11. Quantitative and Qualitative Disclosures about Market Risk — Operational Risk Management.”

In 2009, we spent approximately ~~W~~367 billion for our IT systems, including expenses related to the implementation of our next-generation core banking system, Enterprise Data Warehouse system and other new systems. As of December 31, 2009, we employed a total of approximately 980 full-time employees in our IT operations.

Assets and Liabilities

The tables below set out selected financial highlights regarding our banking operations and individual assets and liabilities.

Loan Portfolio

As of December 31, 2009, our total loan portfolio decreased to ~~W~~196,225 billion compared to ~~W~~199,637 billion at December 31, 2008. As of December 31, 2009, 95.5% of our total loans were Won-denominated loans.

Loan Types

The following table presents loans by type for the periods indicated. Except where we specify otherwise, all loan amounts stated below are before deduction of allowance for loan losses. Total loans reflect our loan portfolio, including past due amounts.

	As of December 31,
	2005		2006		2007		2008		2009
	(In billions of Won)

Domestic:
Corporate
Commercial and industrial(1)	~~W~~	39,636	~~W~~	48,183	~~W~~	60,945	~~W~~	75,140	~~W~~	74,611
Construction		5,025		6,504		8,843		10,052		8,097
Other corporate		1,496		1,409		1,797		2,951		2,178
Retail
Mortgage and home equity		59,143		63,982		65,819		69,924		70,678
Other consumer		23,114		21,589		23,020		27,592		26,949
Credit cards		8,369		8,955		10,429		11,523		11,368

Total domestic		136,783		150,622		170,853		197,182		193,881

Foreign:
Corporate
Commercial and industrial		1,229		781		1,336		2,455		2,344

Total foreign		1,229		781		1,336		2,455		2,344

Total gross loans	~~W~~	138,124	~~W~~	151,403	~~W~~	172,189	~~W~~	199,637	~~W~~	196,225

(1)	Commercial and industrial loans include ~~W~~222 billion, ~~W~~400 billion, ~~W~~314 billion, ~~W~~19 billion and ~~W~~29 billion of loans to the Korean government and government related agencies (including the Korea Deposit Insurance Corporation) as of December 31, 2005, 2006, 2007, 2008 and 2009, respectively.

Loan Concentrations

On a consolidated basis, our exposure to any single borrower or any single chaebol is limited by law to 20% and 25%, respectively, of our “net aggregate equity capital,” as defined under the Enforcement Decree of the Financial Holding Company Act. See “— Supervision and Regulation — Principal Regulations Applicable to Financial Holding Companies — Financial Exposure to Any Individual Customer and Major Shareholder.” In addition, Kookmin Bank’s exposure to any single borrower or any single chaebol is limited by the Bank Act to 20% and 25%, respectively, of its total Tier I and Tier II capital.

20 Largest Exposures by Borrower

As of December 31, 2009, our 20 largest exposures totaled ~~W~~22,361 billion and accounted for 9.0% of our total exposures. The following table sets forth, as of December 31, 2009, our total exposures to these top 20 borrowers or issuers:

													Amounts
	Loans								Guarantees				Classified as
	Won		Foreign		Equity		Debt		and		Total		Impaired
Company	Currency		Currency		Securities		Securities		Acceptances		Exposures		Loans
	(In billions of Won)

Bank of Korea	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	3,624	~~W~~	—	~~W~~	3,624	~~W~~	—
Korea Housing Corporation		—		—		—		2,290		—		2,290		—
Samsung Heavy Industries		70		—		—		—		1,568		1,638		—
Hyundai Heavy Industries		—		—		16		—		1,569		1,585		—
Korea Land & Housing Corporation		—		—		—		1,411		47		1,458		—
The Korea Development Bank		13		22		—		1,133		—		1,168		—
Shinhan Bank		—		—		—		1,115		—		1,115		—
Woori Bank		70		—		—		874		—		944		—
Daewoo Shipbuilding & Marine Engineering		—		—		6		—		857		863		—
Industrial Bank of Korea		—		—		2		835		—		837		—
Korea Exchange Bank		—		—		1		831		—		832		—
POSCO		—		—		764		14		—		778		—
Kia Motors		300		306		1		99		19		725		—
Korea Deposit Insurance Corporation		—		—		—		712		—		712		—
Nonghyup		63		64		—		545		—		672		—
Korea Express Way Corporation		100		—		6		541		—		647		—
Korea Electric Power Corporation		—		—		6		635		—		641		—
Korea Gas Corporation		—		22		—		612		—		634		—
Orient Shipyard		193		3		—		—		420		616		—
Small & Medium Business Corporation		—		—		—		582		—		582		—

Total	~~W~~	809	~~W~~	417	~~W~~	802	~~W~~	15,853	~~W~~	4,480	~~W~~	22,361	~~W~~	—

As of December 31, 2009, five of these top 20 borrowers or issuers were companies belonging to the 41 largest chaebols in Korea designated as such by the Financial Supervisory Service based on their outstanding exposures.

Exposure to Chaebols

As of December 31, 2009, 7.9% of our total exposure was to the 41 largest chaebols in Korea designated as such by the Financial Supervisory Service based on their outstanding exposures. The following table shows, as of December 31, 2009, our total exposures to the ten chaebol groups to which we have the largest exposure:

													Amounts
	Loans								Guarantees				Classified as
	Won		Foreign		Equity		Debt		and		Total		Impaired
Chaebol	Currency		Currency		Securities		Securities		Acceptances		Exposures		Loans
	(In billions of Won)

Samsung(1)	~~W~~	574	~~W~~	153	~~W~~	19	~~W~~	54	~~W~~	1,768	~~W~~	2,568	~~W~~	—
Hyundai Motors(2)		1,167		673		8		207		278		2,333		—
Hyundai Heavy Industries(3)		5		—		24		—		1,582		1,611		—
LG(4)		169		783		3		95		45		1,095		—
SK(5)		335		354		20		62		262		1,033		—
POSCO(6)		104		—		764		49		63		980		—
Daewoo Shipbuilding & Marine Engineering(7)		51		—		6		—		859		916		—
Kumho Asiana(8)		480		42		140		—		66		728		140
SPP(9)		101		2		—		—		624		727		—
Hanwha(10)		571		30		—		18		60		679		—

Total	~~W~~	3,557	~~W~~	2,037	~~W~~	984	~~W~~	485	~~W~~	5,607	~~W~~	12,670	~~W~~	140

(1)	Includes principally Samsung Electronics Co., Ltd., Samsung Corporation and Samsung Heavy Industries Co., Ltd.

(2)	Includes principally Hyundai Motor Company Co., Ltd., Kia Motors Corporation and INI Steel Company.

(3)	Includes principally Hyundai Heavy Industries Co., Ltd. and Hyundai Mipo Dockyard Co., Ltd.

(4)	Includes principally LG Electronics Inc., LG Display Co., Ltd. and LG Petrochemical Co., Ltd.

(5)	Includes principally SK Corporation, SK Telecom Co., Ltd. and SK Shipping Co., Ltd.

(6)	Includes principally POSCO, POSCO Power Corporation, POSCO ICT Co., Ltd. and POSCO AST Co., Ltd.

(7)	Includes principally Daewoo Shipbuilding & Marine Engineering Co., Ltd., Shinhan Machinery Co., Ltd. and DSEC Co., Ltd.

(8)	Includes principally Kumho Tires Co., Ltd., Kumho Industrial Co., Ltd., Kumho Petrochemical Co., Ltd., Asiana Airlines and Daewoo Engineering & Construction.

(9)	Includes principally SPP Shipbuilding Co., Ltd., SPP Machine Tech Co., Ltd. and SPP Plant & Shipbuilding Co., Ltd.

(10)	Includes principally Hanwha Corp, Hanwha Galleria Co., Ltd. and Hanwha Engineering & Construction Corp.

Loan Concentration by Industry

The following table shows the aggregate balance of our domestic and foreign corporate loans, by industry concentration, as of December 31, 2009:

			Percentage
	Aggregate		of Total
Industry	Loan Balance		Loan Balance
	(In billions of Won)

Manufacturing	~~W~~	25,812	29.6%
Retail and wholesale		13,410	15.4
Hotel, leisure or transportation		10,106	11.6
Real estate		18,475	21.2
Construction		8,120	9.3
Finance and insurance		1,946	2.2
Other		9,361	10.7

Total	~~W~~	87,230	100.0%

Loan Concentration by Size of Loans

The following table shows the aggregate balances of our loans, by outstanding loan amount, as of December 31, 2009:

			Percentage
	Aggregate		of Total
	Loan Balance		Loan Balance
	(In billions of Won)

Commercial and industrial loans
Up to ~~W~~10 million	~~W~~	308	0.2%
Over ~~W~~10 million to ~~W~~50 million		4,195	2.1
Over ~~W~~50 million to ~~W~~100 million		4,362	2.2
Over ~~W~~100 million to ~~W~~500 million		19,556	10.0
Over ~~W~~500 million to ~~W~~1 billion		9,366	4.8
Over ~~W~~1 billion to ~~W~~5 billion		14,914	7.6
Over ~~W~~5 billion to ~~W~~10 billion		3,786	1.9
Over ~~W~~10 billion to ~~W~~50 billion		10,777	5.5
Over ~~W~~50 billion to ~~W~~100 billion		4,508	2.4
Over ~~W~~100 billion		2,839	1.4

Sub-total		74,611	38.1

Construction loans
Up to ~~W~~10 million	~~W~~	36	0.0%
Over ~~W~~10 million to ~~W~~50 million		328	0.2
Over ~~W~~50 million to ~~W~~100 million		368	0.2
Over ~~W~~100 million to ~~W~~500 million		1,504	0.8
Over ~~W~~500 million to ~~W~~1 billion		622	0.3
Over ~~W~~1 billion to ~~W~~5 billion		989	0.5
Over ~~W~~5 billion to ~~W~~10 billion		393	0.2
Over ~~W~~10 billion to ~~W~~50 billion		2,011	1.0
Over ~~W~~50 billion to ~~W~~100 billion		1,621	0.8
Over ~~W~~100 billion		225	0.1

Sub-total		8,097	4.1

Other corporate loans
Up to ~~W~~10 million	~~W~~	5	0.0%
Over ~~W~~10 million to ~~W~~50 million		99	0.1
Over ~~W~~50 million to ~~W~~100 million		155	0.1
Over ~~W~~100 million to ~~W~~500 million		645	0.3
Over ~~W~~500 million to ~~W~~1 billion		282	0.1
Over ~~W~~1 billion to ~~W~~5 billion		536	0.3
Over ~~W~~5 billion to ~~W~~10 billion		206	0.1
Over ~~W~~10 billion to ~~W~~50 billion		250	0.1

Sub-total		2,178	1.1

			Percentage
	Aggregate		of Total
	Loan Balance		Loan Balance
	(In billions of Won)

Credit cards
Up to ~~W~~10 million	~~W~~	9,781	4.9%
Over ~~W~~10 million to ~~W~~50 million		570	0.3
Over ~~W~~50 million to ~~W~~100 million		25	0.0
Over ~~W~~100 million to ~~W~~500 million		128	0.1
Over ~~W~~500 million to ~~W~~1 billion		139	0.1
Over ~~W~~1 billion to ~~W~~5 billion		297	0.1
Over ~~W~~5 billion to ~~W~~10 billion		112	0.1
Over ~~W~~10 billion to ~~W~~50 billion		182	0.1
Over ~~W~~50 billion to ~~W~~100 billion		134	0.1
Over ~~W~~100 billion		—	—

Sub-total		11,368	5.8

Mortgage and home equity loans
Up to ~~W~~10 million	~~W~~	1,438	0.7%
Over ~~W~~10 million to ~~W~~50 million		16,865	8.6
Over ~~W~~50 million to ~~W~~100 million		17,410	8.9
Over ~~W~~100 million to ~~W~~500 million		33,686	17.2
Over ~~W~~500 million to ~~W~~1 billion		1,206	0.6
Over ~~W~~1 billion to ~~W~~5 billion		73	0.0
Over ~~W~~5 billion to ~~W~~10 billion		—	—
Over ~~W~~10 billion to ~~W~~50 billion		—	—

Sub-total		70,678	36.0

Other consumer loans
Up to ~~W~~10 million	~~W~~	6,809	3.5%
Over ~~W~~10 million to ~~W~~50 million		11,261	5.7
Over ~~W~~50 million to ~~W~~100 million		2,619	1.3
Over ~~W~~100 million to ~~W~~500 million		5,277	2.7
Over ~~W~~500 million to ~~W~~1 billion		698	0.4
Over ~~W~~1 billion to ~~W~~5 billion		279	0.1
Over ~~W~~5 billion to ~~W~~10 billion		6	0.0

Sub-total		26,949	13.7

			Percentage
	Aggregate		of Total
	Loan Balance		Loan Balance
	(In billions of Won)

Foreign commercial and industrial loans
Up to ~~W~~10 million	~~W~~	—	0.0%
Over ~~W~~10 million to ~~W~~50 million		3	0.0
Over ~~W~~50 million to ~~W~~100 million		6	0.0
Over ~~W~~100 million to ~~W~~500 million		74	0.0
Over ~~W~~500 million to ~~W~~1 billion		79	0.0
Over ~~W~~1 billion to ~~W~~5 billion		674	0.3
Over ~~W~~5 billion to ~~W~~10 billion		186	0.1
Over ~~W~~10 billion to ~~W~~50 billion		1,081	0.7
Over ~~W~~50 billion to ~~W~~100 billion		241	0.1
Over ~~W~~100 billion		—	—

Sub-total		2,344	1.2

Total	~~W~~	196,225	100.0%

Maturity Analysis

We typically roll over our working capital loans and consumer loans (other than those payable in installments) after we conduct our normal loan review in accordance with our loan review procedures. Working capital loans may be extended on an annual basis for an aggregate term of five years and consumer loans may generally be extended for another term of up to 12 months for an aggregate term of five years.

The following table sets out the scheduled maturities (time remaining until maturity) of our loan portfolio as of December 31, 2009. The amounts disclosed are before deduction of allowance for loan losses:

			Over 1 Year
			but Not
			More Than
	1 Year or Less		5 Years		Over 5 Years		Total
	(In billions of Won)

Domestic:
Corporate
Commercial and industrial	~~W~~	52,681	~~W~~	16,563	~~W~~	5,367	~~W~~	74,611
Construction		6,301		1,745		51		8,097
Other corporate		2,178		—		—		2,178

Total corporate		61,160		18,308		5,418		84,886
Retail
Mortgage and home equity		12,045		12,794		45,839		70,678
Other consumer		19,880		5,279		1,790		26,949

Total retail		31,925		18,073		47,629		97,627
Credit cards		9,951		1,411		6		11,368

Total domestic		103,036		37,792		53,053		193,881
Foreign:
Corporate
Commercial and industrial		854		767		723		2,344

Total foreign		854		767		723		2,344

Total gross loans	~~W~~	103,890	~~W~~	38,559	~~W~~	53,776	~~W~~	196,225

Interest Rate Sensitivity

The following table shows, as of December 31, 2009, the total amount of loans due after one year, which have fixed interest rates and variable or adjustable interest rates:

	As of December 31,
	2009
	(In billions of Won)

Fixed rate(1)	~~W~~	2,649
Variable or adjustable rates(2)		89,686

Total gross loans	~~W~~	92,335

(1)	Fixed rate loans are loans for which the interest rate is fixed for the entire term.

(2)	Variable or adjustable rate loans are loans for which the interest rate is not fixed for the entire term.

For additional information regarding our management of interest rate risk, see “Item 11. Quantitative and Qualitative Disclosures about Market Risk — Market Risk Management — Market Risk Management for Non-Trading Activities.”

Credit Exposures to Companies in Workout, Restructuring or Rehabilitation

Workout is a voluntary procedure through which we, together with borrowers and other creditors, restructure a borrower’s credit terms. In July 2001, the National Assembly of Korea adopted the Corporate Restructuring Promotion Act, which became effective in September 2001 and expired on December 31, 2005. The Act applied to more than 420 financial institutions in Korea, which included commercial banks, insurance companies, asset management companies, securities companies, merchant banks, the Korea Deposit Insurance Corporation and the

Korea Asset Management Corporation. Under the Corporate Restructuring Promotion Act, all creditor financial institutions of a financially troubled borrower were required to participate in a creditors’ committee to prepare a restructuring plan. The approval of creditor financial institutions holding not less than 75% of the total debt outstanding of a borrower (as well as 75% of the total outstanding secured debt, if the restructuring plan includes secured debt restructuring) finalized the borrower’s restructuring plan, including debt restructuring and provision of additional funds. Once approved, the plan was also binding on all the creditor financial institutions of the borrower. Any creditor financial institution that disagreed with the final restructuring plan approved by the creditors’ committee had the right to request the creditors’ committee to purchase its claims at a mutually agreed price. In the event that the creditors’ committee and the dissenting creditor financial institution failed to come to an agreement on the terms of purchase, a coordination committee consisting of seven experts would be set up to resolve the matter.

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

Currently, all of our workout loans are managed by Kookmin Bank’s Corporate Restructuring Department. Upon approval of the workout plan, a credit exposure is initially classified as precautionary or lower and thereafter cannot be classified higher than precautionary with limited exceptions. If a corporate borrower is in workout, restructuring or rehabilitation, we take the status of the borrower into account in valuing our loans to and collateral from that borrower for purposes of establishing our allowances for loan losses.

Korean law has also provided for corporate rehabilitation proceedings, which are court-supervised procedures to rehabilitate an insolvent company. Under these procedures, a restructuring plan is adopted at a meeting of interested parties, including creditors of the company. Such restructuring plan is subject to court approval.

The Korean Debtor Recovery and Bankruptcy Law was enacted on March 31, 2005 and became effective on April 1, 2006, as a result of which each of the Company Reorganization Act, the Composition Act, the Bankruptcy Act and the Individual Debtor Recovery Act was abolished. The Korean Debtor Recovery and Bankruptcy Law contained notable changes to previously existing corporate reorganization and composition procedures, including nullification of the composition procedures previously in place and the modification of reorganization procedures into rehabilitation proceedings under the Korean Debtor Recovery and Bankruptcy Law, whereby existing management continues to oversee a company’s reorganization process (except that the court is empowered to appoint a third-party receiver under certain circumstances). Notwithstanding this legislative change, any composition or company reorganization proceedings that were pending at the time the new law became effective continue to be governed under the Composition Act and the Company Reorganization Act, respectively.

A portion of our loans to and debt securities of corporate customers are currently in workout, restructuring or rehabilitation. As of December 31, 2009, ~~W~~445 billion or 0.2% of our total loans and debt securities were in workout, restructuring or rehabilitation. This included ~~W~~225 billion of loans to and debt securities of large corporate borrowers and ~~W~~220 billion of loans to and debt securities of small- and medium-sized enterprises.

The following table shows, as of December 31, 2009, our ten largest exposures that were in workout, restructuring or rehabilitation:

													Amounts
	Loans								Guarantees				Classified as
	Won		Foreign		Equity		Debt		and		Total		Impaired
Company	Currency		Currency		Securities		Securities		Acceptances		Exposures		Loans
	(In billions of Won)

Dongmoon Construction Co., Ltd.	~~W~~	50	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	50	~~W~~	50
Samho International Co., Ltd.		42		—		—		6		—		48		42
Shindo Engineering & Construction Co., Ltd.		33		—		—		—		1		34		33
Keangnam Enterprises, Co., Ltd.		22		—		—		—		5		27		22
Korea Non-Bank Lease Financing Co., Ltd.		25		—		—		—		—		25		25
Woolim Co., Ltd.		20		—		—		—		2		22		20
Hongwon Paper Manufacturing Co., Ltd.		11		—		—		—		7		18		11
NeulPooleun		15		—		—		—		—		15		15
World Construction Co., Ltd.		15		—		—		—		—		15		15
Pantech Co., Ltd.		9		—		3		—		1		13		9

Total	~~W~~	242	~~W~~	—	~~W~~	3	~~W~~	6	~~W~~	16	~~W~~	267	~~W~~	242

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

The following table sets out, at the dates indicated, the percentage of our impaired corporate loans covered by loan loss allowances, based on their loan classification:

	As of December 31,
	2005	2006	2007	2008	2009
	(Percentages)

Normal	6.6%	4.9%	11.6%	15.0%	8.0%
Precautionary	8.3	41.0	44.8	22.4	47.5
Substandard	23.2	21.2	24.0	44.6	36.5
Doubtful	74.0	58.7	66.2	70.9	70.8
Estimated loss	92.2	93.3	93.1	91.1	85.5

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

Loan Aging Schedule

The following table shows our loan aging schedule (excluding accrued interest) as of the dates indicated:

										Amount
				Amount			Amount			Past Due
	Normal			Past Due			Past Due			More Than			Total
As of December 31,	Amount		%	1-3 Months		%	3-6 Months		%	6 Months		%	Amount
	(In billions of Won, except percentages)

2007	~~W~~	170,340	98.9%	~~W~~	510	0.3%	~~W~~	316	0.2%	~~W~~	1,023	0.6%	~~W~~	172,189
2008		197,870	99.1		699	0.4		413	0.2		655	0.3		199,637
2009		194,371	99.1		488	0.2		315	0.2		1,051	0.5		196,225

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

Interest foregone is the interest due on non-accrual loans that has not been accrued in our books of account. For the year ended December 31, 2009, we would have recorded gross interest income of ~~W~~278 billion compared to ~~W~~413 billion for the year ended December 31, 2008 and ~~W~~379 billion for the year ended December 31, 2007 on loans accounted for on a non-accrual basis throughout the year, or since origination for loans held for part of the year, had we not foregone interest on those loans. The amount of interest income on those loans that was included in our net income for the years ended December 31, 2007, 2008 and 2009 was ~~W~~285 billion, ~~W~~338 billion and ~~W~~193 billion, respectively.

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

The following table shows, at the dates indicated, the amount of loans that were placed on a non-accrual basis and accruing loans which were past due one day or more:

	As of December 31,
	2005		2006		2007		2008		2009
	(In billions of Won)

Loans accounted for on a non-accrual basis
Corporate	~~W~~	2,818	~~W~~	1,875	~~W~~	1,319	~~W~~	1,986	~~W~~	2,243
Consumer		5,271		4,416		3,557		3,669		2,124

Sub-total		8,089		6,291		4,876		5,655		4,367

Accruing loans which are contractually past due one day or more as to principal or interest
Corporate(1)		111		60		51		313		125
Consumer		1,198		688		281		226		124

Sub-total		1,309		748		332		539		249

Total	~~W~~	9,398	~~W~~	7,039	~~W~~	5,208	~~W~~	6,194	~~W~~	4,616

(1)	Includes accruing corporate loans which are contractually past due 90 days or more in the amount of ~~W~~22 billion, ~~W~~5 billion, ~~W~~4 billion, ~~W~~20 billion and ~~W~~40 billion as of December 31, 2005, 2006, 2007, 2008 and 2009, respectively.

Troubled Debt Restructurings

The following table presents, at the dates indicated, our loans which are “troubled debt restructurings” as defined under U.S. GAAP. These loans consist principally of corporate loans that are accruing interest at rates lower than the original contractual terms as a result of a variation of terms upon restructuring.

	As of December 31,
	2005		2006		2007		2008		2009
	(In billions of Won)

Loans classified as “troubled debt restructurings”	~~W~~	613	~~W~~	446	~~W~~	271	~~W~~	187	~~W~~	116

For 2009, interest income that would have been recorded under the original contract terms of restructured loans amounted to ~~W~~28 billion, out of which ~~W~~18 billion was reflected as interest income during 2009.

Potential Problem Loans

As of December 31, 2009, we had ~~W~~2,440 billion of loans which were current as to payment of principal and interest but where there existed serious doubt as to the ability of the borrower to comply with repayment terms in the near future.

Other Problematic Interest Earning Assets

We have certain other interest earning assets received in connection with troubled debt restructurings that, if they were loans, would be required to be disclosed as part of the non-accrual, past due or restructuring or potential problem loan disclosures provided above. As of December 31, 2005, 2006, 2007, 2008 and 2009, we did not have any debt securities on which interest was past due.

Non-Performing Loans

Non-performing loans are defined as loans greater than 90 days past due. These loans are generally classified as “substandard” or below. For further information on the classification of non-performing loans under Korean regulatory requirements, see “— Provisioning Policy” above.

The following table shows, as of the dates indicated, certain details of our total non-performing loan portfolio:

	As of December 31,
	2005		2006		2007		2008		2009
	(In billions of Won, except percentages)

Total non-performing loans	~~W~~	3,149	~~W~~	2,143	~~W~~	1,339	~~W~~	1,068	~~W~~	1,365
As a percentage of total loans		2.3%		1.4%		0.8%		0.5%		0.7%

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

Analysis of Non-Performing Loans

The following table sets forth, as of the dates indicated, our total non-performing loans by type of borrower:

	As of December 31,
	2005			2006			2007			2008			2009
	Amount		%	Amount		%	Amount		%	Amount		%	Amount		%
	(In billions of Won, except percentages)

Domestic:
Corporate
Commercial and industrial	~~W~~	1,526	48.5%	~~W~~	1,335	62.3%	~~W~~	822	61.4%	~~W~~	556	52.1%	~~W~~	899	65.8%
Construction		223	7.1		149	7.0		88	6.6		161	15.1		125	9.2
Lease financing		—	—		—	0.0		—	—		—	—		—	—
Other corporate		5	0.2		3	0.1		3	0.2		1	0.1		2	0.2

Total corporate		1,754	55.7		1,487	69.4		913	68.2		718	67.3		1,026	75.2
Retail
Mortgage and home equity		855	27.1		484	22.6		297	22.2		216	20.2		211	15.4
Other consumer		516	16.4		145	6.8		101	7.5		86	8.0		79	5.8

Total retail		1,371	43.5		629	29.4		398	29.7		302	28.2		290	21.2
Credit cards		21	0.7		26	1.2		27	2.0		29	2.7		23	1.7
Total domestic		3,146	99.9		2,142	100		1,338	99.9		1,049	98.2		1,339	98.1

Foreign:
Corporate
Commercial and industrial		3	0.1		1	0.0		1	0.1		19	1.8		26	1.9

Total foreign		3	0.1		1	0.0		1	0.1		19	1.8		26	1.9

Total non-performing loans	~~W~~	3,149	100.0%	~~W~~	2,143	100.0%	~~W~~	1,339	100.0%	~~W~~	1,068	100.0%	~~W~~	1,365	100.0%

Top 20 Non-Performing Loans

As of December 31, 2009, our 20 largest non-performing loans accounted for 31.0% of our total non-performing loan portfolio. The following table shows, as of December 31, 2009, certain information regarding our 20 largest non-performing loans:

		Gross Principal		Allowance
	Industry	Outstanding		for Loan Losses
	(In billions of Won)

Borrower A	Construction	~~W~~	61	~~W~~	43
Borrower B	Real estate		60		16
Borrower C	Finance & insurance		55		31
Borrower D	Real estate		40		17
Borrower E	Real estate		32		7
Borrower F	Real estate		20		20
Borrower G	Real estate		16		14
Borrower H	Other		15		15
Borrower I	Leisure		15		2
Borrower J	Real estate		15		—
Borrower K	Other		14		14
Borrower L	Real estate		13		9
Borrower M	Other		9		8
Borrower N	Real estate		9		2
Borrower O	Other		8		2
Borrower P	Manufacturing		8		3
Borrower Q	Other		8		4
Borrower R	Other		8		8
Borrower S	Real estate		8		3
Borrower T	Retail & wholesale		8		2

Total		~~W~~	422	~~W~~	220

Most of our loans to companies in workout or restructuring were not classified as non-performing as of December 31, 2009 because such loans had been rescheduled and payments on such rescheduled loans were not past due by more than 90 days.

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

In addition, we use the services of our wholly-owned loan collection subsidiary, KB Credit Information Co., Ltd., which receives payments from recoveries made on charged-off loans and certain loans that are overdue for over three months (45 days in the case of credit card loans). KB Credit Information has over 190 employees, including legal experts and management employees. The fees that it receives are based on the amounts of non-performing and charged off loans that are recovered. The amount recovered was ~~W~~435 billion in 2007, ~~W~~388 billion in 2008 and ~~W~~426 billion in 2009.

Methods for resolving non-performing loans include the following:

(i) For loans in arrears for more than three months but less than six months and for loans to bankrupt companies:

•	non-performing loans are transferred from the operating branch of Kookmin Bank to its regional credit management centers;

•	a demand note is dispatched by mail if payment is generally one month past due;

•	calls and visits are made by Kookmin Bank’s regional credit management center staff to customers encouraging them to make payments;

•	borrowers who are past due on payments of interest and principal are registered on the Korea Federation of Banks’ database of non-performing loans;

•	preparations are made to use judicial means, including foreclosure and auction of the collateral; and

•	for unsecured loans other than credit card loans, the loans are transferred to KB Credit Information for collection.

(ii) For loans in arrears for more than six months but less than one year and for loans to bankrupt companies over three months after bankruptcy:

•	for mortgage loans other than individual housing loans, foreclosure and auction proceedings are commenced.

(iii) For loans in arrears for over one year:

•	for individual housing loans, foreclosure and auction proceeding are commenced;

•	in the case of unsecured loans, the loans are treated as loan losses; and

•	charged off loans are given to KB Credit Information for collection, except for loans where the cost of collection exceeds the possible recovery or where the statute of limitations for collection has expired.

In addition, credit card loans that are in arrears for over 45 days are transferred to KB Credit Information for collection.

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

	As of December 31,
	2005			2006			2007			2008			2009
	Amount		%	Amount		%	Amount		%	Amount		%	Amount		%
	(In billions of Won, except percentages)

Domestic
Corporate
Commercial and industrial	~~W~~	1,691	28.7%	~~W~~	1,444	31.9%	~~W~~	1,071	35.5%	~~W~~	1,707	37.7%	~~W~~	2,165	38.1%
Construction		240	3.6		179	4.3		175	5.1		674	5.0		457	4.1
Other corporate		18	1.1		12	0.9		14	1.0		26	1.5		25	1.1

Total corporate		1,949	33.4		1,635	37.1		1,260	41.6		2,407	44.2		2,647	43.3
Retail
Mortgage and home equity		173	42.9		173	42.3		114	38.2		107	35.0		125	36.0
Other consumer		739	16.7		441	14.2		314	13.3		271	13.8		336	13.7

Total retail		912	59.6		614	56.5		428	51.5		378	48.8		461	49.7
Credit cards		331	6.1		205	5.9		165	6.1		213	5.8		202	5.8
Foreign(1)		20	0.9		14	0.5		11	0.8		45	1.2		31	1.2

Total allowance for loan losses	~~W~~	3,212	100.0%	~~W~~	2,468	100.0%	~~W~~	1,864	100.0%	~~W~~	3,043	100.0%	~~W~~	3,341	100.0%

(1)	Consists of loans to corporations.

Our total allowance for loan losses was ~~W~~1,864 billion as of December 31, 2007. During 2008, the allowance for loans losses increased by ~~W~~1,179 billion, or 63.3%, to ~~W~~3,043 billion as of December 31, 2008. During 2009, the allowance for loans losses increased by ~~W~~298 billion, or 9.8%, to ~~W~~3,341 billion as of December 31, 2009

Analysis of Allowance for Loan Losses

The following table analyzes our loan loss experience for each of the years indicated:

	Year Ended December 31,
	2005		2006		2007		2008		2009
	(In billions of Won, except percentages)

Balance at the beginning of the period	~~W~~	4,461	~~W~~	3,212	~~W~~	2,468	~~W~~	1,864	~~W~~	3,043
Amounts charged against income		433		(195)		109		2,142		2,216
Allowance relating to loans repurchased		—		—		1		3		7
Allowance relating to newly consolidated entities		—		—		—		—		—
Gross charge-offs:
Domestic:
Corporate
Commercial and industrial		726		480		580		703		975
Construction		9		55		108		140		460
Other corporate		9		15		4		5		15
Retail
Mortgage and home equity		112		90		49		63		33
Other consumer		533		394		275		279		329
Credit cards		868		301		331		375		571
Foreign:		—		—		—		—		—

Total gross charge-offs		(2,257)		(1,335)		(1,347)		(1,565)		(2,383)

Recoveries:
Domestic:
Corporate
Commercial and industrial		114		86		98		98		54
Construction		3		6		21		13		10
Other corporate		2		2		1		2		1
Retail
Mortgage and home equity		3		137		16		32		12
Other consumer		114		198		196		177		125
Credit cards		338		357		301		277		256
Foreign:		1		—		—		—		—

Total recoveries		575		786		633		599		458

Net charge-offs		(1,682)		(549)		(714)		(966)		(1,925)

Balance, at the end of the period	~~W~~	3,212	~~W~~	2,468	~~W~~	1,864	~~W~~	3,043	~~W~~	3,341

Ratio of net charge-offs during the period to average loans outstanding during the period		1.2%		0.4%		0.4%		0.5%		1.0%

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

On September 2, 2008, to support consumer borrowers with low credit scores, the Financial Services Commission established the Credit Rehabilitation Fund to purchase from creditors the loans of such borrowers that are in default and to provide guarantees so that such loans may be refinanced at lower rates. The Credit Rehabilitation Fund provides support to (i) individuals with low credit scores who are in default on loans not exceeding ~~W~~50 million in principal amount in the aggregate (which requirement will be waived for individuals who are “basic living welfare recipients”) for a period of three months or more and (ii) individuals with low credit scores ranging from category 6 to 10 who are in default on loans not exceeding ~~W~~30 million in principal amount in the aggregate (which requirement will be waived for individuals who are basic living welfare recipients) and the interest rate of which is 30% or more.

In October 2008, the Financial Supervisory Service requested Korean banks, including us, to establish a “fast track” program to provide liquidity assistance to small- and medium-sized enterprises on an expedited basis. Under the fast track program we established, which is effective through June 30, 2010, we provide liquidity assistance to small- and medium-sized enterprise borrowers applying for such assistance, in the form of new short-term loans or maturity extensions or interest rate adjustments with respect to existing loans, after expedited credit review and approval by us.

In March 2009, the Financial Services Commission requested Korean banks, including us, to establish a “pre-workout program,” including a credit counseling and recovery service, for retail borrowers with outstanding short-term debt. The pre-workout program has been in operation since April 2009 and, following a one-year extension by the Korean government, is expected to continue until April 2011. Under the pre-workout program, maturity extensions and/or interest rate adjustments are provided for retail borrowers with total loans of less than ~~W~~500 million who are in arrears on their payments for more than 30 days but less than 90 days.

Investment Portfolio

Investment Policy

We invest in and trade Won-denominated and, to a lesser extent, foreign currency-denominated securities for our own account to:

•	maintain the stability and diversification of our assets;

•	maintain adequate sources of back-up liquidity to match our funding requirements; and

•	supplement income from our core lending activities.

The Corporate Banking Group, Capital Markets & Treasury Group and the Risk Management Division of Kookmin Bank primarily supervise our investment and trading activities. In making securities investments, we take into account a number of factors, including macroeconomic trends, industry analysis and credit evaluation in determining whether to make particular investments in securities.

Our investments in securities are also subject to a number of guidelines, including limitations prescribed under the Financial Holding Company Act and the Bank Act. Under these regulations, a bank holding company may not own (i) more than 5% of the total issued and outstanding shares of another finance-related company, (ii) any shares of its affiliates, other than its direct or indirect subsidiaries or (iii) any shares of a non-finance-related company. In addition, Kookmin Bank must limit its investments in equity securities and bonds with a maturity in excess of three years (other than monetary stabilization bonds issued by the Bank of Korea and national government bonds) to 60.0% of its total Tier I and Tier II capital amount (less any capital deductions). Generally, Kookmin Bank is also prohibited from acquiring more than 15.0% of the shares with voting rights issued by any other corporation subject to certain exceptions. Pursuant to the Bank Act, a bank and its trust accounts are prohibited from acquiring the shares of a major shareholder (for the definition of “major shareholder,” see “— Supervision and Regulation — Principal Regulations Applicable to Banks — Financial Exposure to Any Individual Customer and Major Shareholders”) of that bank in excess of an amount equal to 1% of the sum of the bank’s Tier I and Tier II capital (less any capital deductions). Further information on the regulatory environment governing our investment activities is set out in “— Supervision and Regulation — Principal Regulations Applicable to Financial Holding Companies — Liquidity,” “— Supervision and Regulation — Principal Regulations Applicable to Financial Holding Companies — Restrictions on Shareholdings in Other Companies,” “— Supervision and Regulation — Principal Regulations Applicable to Banks — Liquidity” and “— Supervision and Regulation — Principal Regulations Applicable to Banks — Restrictions on Shareholdings in Other Companies.”

The following table sets out the definitions of the primary categories of investments we hold:

Investment Category	Definition

Held-to-maturity securities	Held-to-maturity securities are securities for which we have the positive ability and intent to hold to maturity and are recorded at amortized cost, adjusted for accretion or amortization of discounts and premiums. Effective January 1, 2009, under U.S. GAAP, the credit loss component of an other-than-temporary impairment of a debt security is recognized in earnings while the remaining amount of the impairment loss is recognized in accumulated other comprehensive income if (i) we do not intend to sell the security and (ii) we believe that it is more-likely-than-not that we will not be required to sell the security prior to recovery.
Available-for-sale securities	Securities are classified as available-for-sale when we intend to hold the securities for an indefinite period of time or when the securities may be utilized for tactical asset/liability purposes and may be sold from time to time to effectively manage interest rate exposure and resultant prepayment risk and liquidity needs. Available-for-sale securities are reported at fair value with unrealized gains and losses being recorded in accumulated other comprehensive income within stockholders’ equity. Effective January 1, 2009, under U.S. GAAP, the credit loss component of an other-than-temporary impairment of a debt security is recognized in earnings while the remaining amount of the impairment loss is recognized in accumulated other comprehensive income if(i) we do not intend to sell the security and (ii) we believe that it is more-likely-than-not that we will not be required to sell the security prior to recovery.
Trading securities	Trading assets include securities held in anticipation of short-term market movements. Trading securities are reported at fair value, with unrealized and realized gains and losses being recorded immediately in our income statement.

See “Item 5A. Operating Results — Critical Accounting Policies — Valuation of Securities and Financial Instruments.”

We also hold limited balances of venture capital securities, non-marketable and restricted equity securities and derivative instruments.

Book Value and Market Value

The following table sets out the book value and market value of securities in our investment portfolio as of the dates indicated:

	As of December 31,
	2007				2008				2009
	Book		Market		Book		Market		Book		Market
	Value		Value		Value		Value		Value		Value
	(In billions of Won)

Available-for-sale securities:
Equity securities	~~W~~	305	~~W~~	305	~~W~~	404	~~W~~	404	~~W~~	1,135	~~W~~	1,135
Debt securities
Korean treasury securities and government agency securities		4,131		4,131		6,979		6,979		7,892		7,892
Debt securities issued by financial institutions		7,642		7,642		6,160		6,160		6,405		6,405
Corporate debt securities		699		699		1,117		1,117		1,281		1,281
Debt securities issued by foreign governments		9		9		—		—		—		—
Asset-backed securities		43		43		146		146		1,998		1,998
Other debt securities		—		—		—		—		—		—

Total available-for-sale		12,829		12,829		14,806		14,806		18,711		18,711

Held-to-maturity securities:
Debt securities
Korean treasury securities and government agency securities		8,601		8,310		9,139		9,368		8,992		9,064
Debt securities issued by financial institutions		1,972		1,913		2,980		3,009		2,995		3,040
Corporate debt securities		194		186		249		251		380		382
Debt securities issued by foreign governments		—		—		—		—		—		—
Asset-backed securities		291		288		232		237		243		246

Total held-to-maturity		11,058		10,697		12,600		12,865		12,610		12,732

Trading securities:
Equity securities		250		250		217		217		254		254
Debt securities
Korean treasury securities and government agency securities		1,055		1,055		1,780		1,780		1,359		1,359
Debt securities issued by financial institutions		3,667		3,667		2,693		2,693		2,699		2,699
Corporate debt securities		32		32		99		99		31		31
Asset-backed securities		1		1		462		462		117		117

Total trading		5,005		5,005		5,251		5,251		4,460		4,460

Total securities	~~W~~	28,892	~~W~~	28,531	~~W~~	32,657	~~W~~	32,922	~~W~~	35,781	~~W~~	35,903

Maturity Analysis

The following table categorizes our debt securities by maturity and weighted average yield as of December 31, 2009:

	As of December 31, 2009
													Securities
			Weighted	Over 1		Weighted	Over 5		Weighted			Weighted	Not Due at		Weighted			Weighted
	Within		Average	but Within		Average	but Within		Average	Over		Average	a Single		Average			Average
	1 Year		Yield(1)	5 Years		Yield(1)	10 Years		Yield(1)	10 Years		Yield(1)	Maturity		Yield(1)	Total		Yield(1)
	(In billions of Won, except percentages)

Available-for-sale securities:
Korean treasury securities and government agencies	~~W~~	1,380	5.42%		6,299	4.97%		213	5.47%		—	—		—	—	~~W~~	7,892	5.06%
Debt securities issued by financial institutions		4,980	3.86%		1,320	5.11%		105	6.48%		—	—		—	—		6,405	4.16%
Corporate debt securities		567	4.77%		664	5.88%		30	5.18%		—	—		20	—		1,281	5.28%
Asset-backed securities		113	4.71%		120	5.07%		1	—		1,764	4.15%		—	—		1,998	4.23%

Total	~~W~~	7,040	4.25%	~~W~~	8,403	5.07%	~~W~~	349	5.73%	~~W~~	1,764	4.15%	~~W~~	20	—	~~W~~	17,576	4.66%

Held-to-maturity securities															—
Korean treasury securities and government agencies		1,249	4.26%		5,411	4.62%		2,292	5.52%		40	5.59%		—	—		8,992	4.80%
Debt securities issued by financial institutions		1,728	5.71%		1,257	5.96%		10	6.11%		—	—		—	—		2,995	5.82%
Corporate debt securities		41	4.24%		240	5.48%		99	5.35%		—	—		—	—		380	5.31%
Asset-backed securities		92	6.09%		100	5.64%		51	5.70%		—	—		—	—		243	5.82%

Total	~~W~~	3,110	5.12%	~~W~~	7,008	4.90%	~~W~~	2,452	5.52%	~~W~~	40	5.59%		—	—	~~W~~	12,610	5.08%

Trading securities:															—
Korean treasury securities and government agencies		349	4.86%		883	4.79%		126	5.63%		1	5.50%		—	—		1,359	4.89%
Debt securities issued by financial institutions		1,732	4.07%		966	4.47%		—	—		—	—		1	—		2,699	4.21%
Corporate debt securities		2	6.88%		29	6.05%		—	—		—	—		—	—		31	6.10%
Asset-backed securities		—	—		117	5.66%		—	—		—	—		—	—		117	5.66%

Total	~~W~~	2,083	4.21%	~~W~~	1,995	4.70%	~~W~~	126	5.63%	~~W~~	1	5.50%	~~W~~	1	—	~~W~~	4,206	4.48%

(1)	The weighted average yield for the portfolio represents the yield to maturity for each individual security, weighted using its book value (which is the amortized cost in the case of held-to-maturity securities and the fair value in the case of available-for-sale securities and trading securities).

Concentrations of Risk

As of December 31, 2009, we held the following securities of individual issuers where the aggregate book value of those securities exceeded 10% of our stockholders’ equity at such date, which was ~~W~~17,539 billion:

	Book		Market
	Value		Value
	(In billions of Won)

Name of issuer:
Korean government	~~W~~	12,922	~~W~~	12,957
Bank of Korea		3,898		3,898
Korea Housing Finance Corporation		2,290		2,295

Total	~~W~~	19,110	~~W~~	19,150

The Bank of Korea and Korea Housing Finance Corporation are controlled by the Korean government.

Funding

We obtain funding for our lending activities from a variety of sources, both domestic and foreign. Our principal source of funding is customer deposits. In addition, we acquire funding through long-term debt, short-term borrowings, including borrowings from the Bank of Korea, and call money.

Our primary funding strategy has been to achieve low-cost funding by increasing the average balances of low-cost retail deposits, in particular demand deposits and savings deposits. We also have focused our marketing efforts on higher net worth individuals, who account for a significant portion of the assets in our retail deposit base. Customer deposits accounted for 73.0% of total funding as of December 31, 2007, 70.9% of total funding as of December 31, 2008 and 75.9% of total funding as of December 31, 2009.

In addition, we acquire funding by issuing bonds. Our borrowings consist mainly of borrowings from financial institutions, the Korean government and government-affiliated funds. Such borrowings are generally long-term borrowings, with maturities ranging from one year to 36 years.

Deposits

Although the majority of our deposits are short-term, it has been our experience that the majority of our depositors generally roll over their deposits at maturity, providing us with a stable source of funding. The following table shows the average balances of our deposits and the average rates paid on our deposits for the periods indicated:

	2007			2008			2009
	Average		Average	Average		Average	Average		Average
	Balance(1)		Rate Paid	Balance(1)		Rate Paid	Balance(1)		Rate Paid
	(In billions of Won, except percentages)

Demand deposits:
Non-interest bearing	~~W~~	3,126	—	~~W~~	3,076	—	~~W~~	2,936	—
Interest-bearing		605	2.15%		622	2.25%		846	1.18%
Time deposits:
Certificates		14,628	5.19		25,392	6.04		26,423	4.50
Other time deposits		63,082	4.40		77,495	5.36		87,721	4.45
Savings deposits		42,001	0.84		41,761	1.06		46,277	0.49
Mutual installment deposits(2)		6,900	3.35		4,985	3.43		3,915	2.99

Average total deposits	~~W~~	130,342	3.17%	~~W~~	153,331	4.12%	~~W~~	168,118	3.24%

(1)	Average balances are based on daily balances for our primary banking operations and monthly or quarterly balances for our other subsidiaries.

(2)	Mutual installment deposits are interest-bearing deposits offered by us, which enable customers to become eligible for our loans while they maintain an account with us. The customer’s account does not have to secure loan amounts once made but is a requirement for loan eligibility. Prior to qualifying for a loan a customer must make required periodic deposits to the mutual installment account for a contracted term of less than five years. A customer is not required to fulfill the deposit term prior to requesting a loan from us, but loan amounts and terms are not as favorable in the event of a loan request prior to completing the deposit contract term.

For a description of our retail deposit products, see “— Business — Retail Banking — Lending Activities — Mortgage and Home Equity Lending” and “— Business — Retail Banking — Deposit-Taking Activities.”

Certificates of Deposit and Other Time Deposits

The following table presents the remaining maturities of our time deposits, certificates of deposit and mutual installment deposits which had a fixed maturity in excess of ~~W~~100 million as of December 31, 2009:

					Mutual
	Certificates		Other Time		Installment
	of Deposit		Deposits		Deposits		Total
			(In billions of Won)

Maturing within three months	~~W~~	14,714	~~W~~	17,411	~~W~~	174	~~W~~	32,299
After three but within six months		3,073		6,404		119		9,596
After six but within 12 months		3,895		17,248		166		21,309
After 12 months		185		1,098		173		1,456

Total	~~W~~	21,867	~~W~~	42,161	~~W~~	632	~~W~~	64,660

Long-term debt

The aggregate amount of contractual maturities of all long-term debt at December 31, 2009 was as follows:

	At December 31, 2009
	(In billions of Won)

Due in 2010	~~W~~	13,933
Due in 2011		9,038
Due in 2012		5,100
Due in 2013		1,661
Due in 2014		4,710
Thereafter		5,133

Gross long-term debt		39,575
Discount		(5)

Total long-term debt, net	~~W~~	39,570

Short-term borrowings

The following table presents information regarding our short-term borrowings (borrowings with an original maturity of one year or less) for the periods indicated:

	As of and for the Year Ended December 31,
	2007			2008			2009
	(In billions of Won, except percentages)

Call money:
Year-end balance	~~W~~	794		~~W~~	3,444		~~W~~	1,365
Average balance(1)		2,069			3,059			3,528
Maximum balance		4,409			3,990			7,541
Average interest rate(2)		4.88%			3.96%			1.90%
Year-end interest rate		0.55-8.50%			0.40-6.62%			0.20-2.10%
Borrowings from the Bank of Korea:(3)
Year-end balance	~~W~~	488		~~W~~	796		~~W~~	1,344
Average balance(1)		539			570			1,200
Maximum balance		705			796			1,512
Average interest rate(2)		2.97%			2.98%			1.25%
Year-end interest rate		3.25%			1.75%			1.25%
Other short-term borrowings:(4)
Year-end balance	~~W~~	7,288		~~W~~	9,731		~~W~~	6,832
Average balance(1)		9,335			8,634			8,805
Maximum balance		10,616			9,731			12,142
Average interest rate(2)		4.95%			4.63%			3.03%
Year-end interest rate		1.07-6.91	%(5)		0.50-8.23	%(5)		0.22-7.49%

(1)	Average balances are based on daily balances for our primary banking operations and monthly or quarterly balances for our other subsidiaries.

(2)	Average interest rates for the year are calculated by dividing the total interest expense by the average amount borrowed.

(3)	Borrowings from the Bank of Korea generally mature within one month for borrowings in Won and six months for borrowings in foreign currencies.

(4)	Other short-term borrowings include borrowings from trust accounts, bills sold, borrowings and debentures. Other short-term borrowings have maturities of 30 days to one year and are unsecured with the exception of borrowings from the Bank of Korea. These short-term borrowings are secured by securities totaling ~~W~~1,386 billion as of December 31, 2009.

(5)	Excludes interest rates of 9.00% and 25.00% on short-term borrowings of ~~W~~520 million and ~~W~~460 million, respectively, as of December 31, 2008 by two of our special purpose entities.

Supervision and Regulation

Principal Regulations Applicable to Financial Holding Companies

General

The Financial Holding Company Act, last amended on July 31, 2009, regulates Korean financial holding companies and their subsidiaries. The entities that regulate and supervise Korean financial holding companies and their subsidiaries are the Financial Services Commission and the Financial Supervisory Service.

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

A financial holding company may engage only in controlling the management of its subsidiaries, as well as certain ancillary activities including:

•	financially supporting its direct and indirect subsidiaries;

•	raising capital necessary for investment in its subsidiaries or providing financial support to its direct and indirect subsidiaries;

•	supporting the business of its direct and indirect subsidiaries for the joint development and marketing of new products;

•	supporting the operations of its direct and indirect subsidiaries by providing access to data processing, legal and accounting resources; and

•	any other businesses exempted from authorization, permission or approval under the applicable laws and regulations.

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

Financial Exposure to Any Individual Customer and Major Shareholder

Subject to certain exceptions, the aggregate credit (as defined in the Financial Holding Company Act, the Bank Act, the Financial Investment Services and Capital Markets Act, the Insurance Business Act, the Mutual Savings Bank Act and the Specialized Credit Financial Business Act, respectively) of a financial holding company and its direct and indirect subsidiaries that are banks, merchant banks, financial investment companies, insurance companies, savings banks or specialized credit financial business companies (which we refer to as “Financial Holding Company Total Credit”) to a single group of companies that belong to the same conglomerate as defined in the Monopoly Regulations and Fair Trade Act will not be permitted to exceed 25% of net aggregate equity capital (as defined below).

“Net aggregate equity capital” is defined under the Enforcement Decree of the Financial Holding Company Act as the sum of:

(1) in case of a financial holding company, the capital amount as defined in Article 24-3(7), Item 2 of the Enforcement Decree of the Financial Holding Company Act;

(2) in case of a bank, the capital amount as defined in Article 2(1), Item 5 of the Bank Act;

(3) in case of a merchant bank, the capital amount as defined in Article 342(1) of the Financial Investment Services and Capital Markets Act; and

(4) in case of a financial investment company, the capital amount as defined in Article 37(3) of the Enforcement Decree of the Financial Holding Company Act;

(5) in case of an insurance company, the capital amount as defined in Article 2, Item 14 of the Insurance Business Act;

(6) in case of a savings bank, the capital amount as defined in Article 2, Item 4 of the Mutual Savings Bank Act; and

(7) in case of a specialized credit financial business company, the capital amount as defined in Article 2, Item 19 of the Specialized Credit Financial Business Act;

less the sum of:

(1) the amount of shares of direct and indirect subsidiaries held by the financial holding company;

(2) the amount of shares that are cross-held by each direct and indirect subsidiary that is a bank, merchant bank, financial investment company, insurance company, savings bank or specialized credit financial business company; and

(3) the amount of shares of a financial holding company held by such direct and indirect subsidiaries that are banks, merchant banks, financial investment companies, insurance companies, savings banks or specialized credit financial business companies.

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

Further, the total sum of credits (as defined in the Financial Holding Company Act, the Bank Act, the Financial Investment Services and Capital Markets Act, the Insurance Business Act, the Mutual Savings Bank Act and the Specialized Credit Financial Business Act, respectively) of a bank holding company and its direct and indirect subsidiaries that are banks, merchant banks, financial investment companies, insurance companies, savings banks or specialized credit financial business companies as applicable (“Bank Holding Company Total Credit”) extended to a “major shareholder” (as defined below) (together with the persons who have a special relationship with that major shareholder) will not be permitted to exceed the lesser of (x) 25% of the net aggregate equity capital and (y) the amount of the equity capital of the bank holding company multiplied by the shareholding ratio of the major shareholder, except for certain cases.

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

Restrictions on Transactions Among Direct and Indirect Subsidiaries and Financial Holding Company

Generally, a direct or indirect subsidiary of a financial holding company may not extend credits (excluding the amount of corporate credit card payments issued by a direct or indirect subsidiary of a financial holding company that is engaged in the banking business) to that financial holding company. In addition, a direct or indirect subsidiary of a financial holding company may not extend credits (excluding the amount of corporate credit card payments issued by a direct or indirect subsidiary of a financial holding company that is engaged in the banking business) to other direct or indirect subsidiaries of the financial holding company in excess of 10% of its capital amount on an individual basis or to those subsidiaries in excess of 20% of its capital amount on an aggregate basis. The subsidiary extending the credit must also obtain an adequate level of collateral depending on the type of such collateral from the other subsidiaries unless the credit is otherwise approved by the Financial Services Commission. The adequate level of collateral for each type of collateral is as follows:

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

(3) transfers or in-kind contributions to a corporate restructuring vehicle under the Corporate Restructuring Investment Companies Act; and

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

Restrictions on Shareholdings in Other Companies

Generally, a financial holding company may not own (i) more than 5% of the total issued and outstanding shares of another finance-related company, (ii) any shares of its affiliates, other than its direct or indirect subsidiaries or (iii) any shares of a non-finance-related company.

Restrictions on Shareholdings by Direct and Indirect Subsidiaries

Generally, a direct subsidiary of a financial holding company may not control any other company other than, as an indirect subsidiary of the financial holding company:

•	financial institutions established in foreign jurisdictions;

•	certain financial institutions which are engaged in any business that the direct subsidiary may conduct without any licenses or permits;

•	certain financial institutions whose business is related to the business of the direct subsidiary as described by the Enforcement Decree of the Financial Holding Company Act (for example, a bank subsidiary may control only credit information companies, credit card companies and financial investment companies with a dealing, brokerage, collective investment, investment advice, discretionary investment management and/or trust license);

•	certain financial institutions whose business is related to the financial business as prescribed by the regulations of the Ministry of Strategy and Finance; and

•	certain companies which are not financial institutions but whose business is related to the financial business of the financial holding company as prescribed by the Enforcement Decree of the Financial Holding Company Act (for example, a finance-related research company or a finance-related information technology company).

Acquisition of such indirect subsidiaries by direct subsidiaries of a financial holding company requires prior permission from the Financial Services Commission or the submission of a report to the Financial Services Commission, depending on the types of the indirect subsidiaries and the amount of total assets of the indirect subsidiaries.

Subject to certain exceptions, an indirect subsidiary of a financial holding company may not control any other company. If an indirect subsidiary of a financial holding company had control over another company at the time it became such an indirect subsidiary, the indirect subsidiary is required to dispose of its interest in the other company within two years from such time.

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

Restriction on Ownership of a Financial Holding Company

Under the Financial Holding Company Act, a financial institution generally may not control a financial holding company. In addition, any single shareholder and persons who have a special relationship with that shareholder may acquire beneficial ownership of up to 10% of the total issued and outstanding shares with voting rights of a bank holding company that controls nationwide banks or 15% of the total issued and outstanding shares with voting rights of a bank holding company that controls only regional banks, subject to certain exceptions. Among others, the Korean government and the Korea Deposit Insurance Corporation are not subject to this limit. “Non-financial business group companies” (as defined below), however, may not acquire the beneficial ownership of shares of a bank holding company controlling nationwide banks in excess of 9% of that bank holding company’s outstanding voting shares unless they obtain the approval of the Financial Services Commission and agree not to exercise voting rights in respect of shares in excess of the 9% limit, in which case they may acquire beneficial ownership of up to 10%. Any other person (whether a Korean national or a foreign investor) may acquire no more than 10% of total voting shares issued and outstanding of a bank holding company controlling nationwide banks unless they obtain approval from the Financial Services Commission in each instance where the total holding will exceed 10% (or 15% in the case of a bank holding company controlling only regional banks), 25% or 33% of the total voting shares issued and outstanding of that bank holding company controlling nationwide banks. Furthermore, in the case where a person (including Korean and foreign investors, but excluding certain persons prescribed under the Enforcement Decree of the Financial Holding Company Act) (i) acquires in excess of 4% of the total issued and outstanding voting shares of any financial holding company (other than a financial holding company controlling only regional banks), (ii) becomes the largest shareholder of such financial holding company in which such person has acquired in excess of 4% of the total issued and outstanding voting shares, or (iii) changes its shareholding in such financial holding company, in which it has acquired in excess of 4% of the total issued and outstanding voting shares, by 1% or more of the total issued and outstanding voting shares of such financial holding company, such person must file a report on such change with the Financial Services Commission within five days thereafter.

“Non-financial business group companies” as defined under the Financial Holding Company Act include:

(1) any same shareholder group where the aggregate net assets of all non-financial business companies belonging to that group equals or exceeds 25% of the aggregate net assets of all members of that group;

(2) any same shareholder group where the aggregate assets of all non-financial business companies belonging to that group equals or exceeds ~~W~~2 trillion; or

(3) any mutual fund where a same shareholder group identified in (1) or (2) above beneficially owns and/or exercises the voting rights of more than 9% of the total issued and outstanding voting shares of that mutual fund.

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

Under the Regulation on the Supervision of the Banking Business most recently amended on December 31, 2009, banks must generally maintain allowances for credit losses in respect of their outstanding loans and other credits (including guarantees, and acceptances and trust account loans) in an aggregate amount covering not less than:

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

See “— Recent Regulations Relating to Retail Household Loans” and “— Credit Card Business.”

Liquidity

All banks are required to ensure adequate liquidity by matching the maturities of their assets and liabilities in accordance with the Rules on the Supervision of the Banking Business. Banks may not invest an amount exceeding 60% of their Tier I and Tier II capital (less any capital deductions) in stocks and other securities with a maturity of over three years. This stipulation does not apply to Korean government bonds or to Monetary Stabilization Bonds issued by the Bank of Korea. The Financial Services Commission also requires each Korean bank to:

•	maintain a Won liquidity ratio (defined as Won assets due within one month, including marketable securities, divided by Won liabilities due within one month) of not less than 100% and to make monthly reports to the Financial Supervisory Service;

•	maintain a foreign currency liquidity ratio (defined as foreign currency liquid assets due within three months divided by foreign currency liabilities due within three months) of not less than 85%;

•	maintain a ratio of foreign currency liquid assets due within seven days less foreign currency liabilities due within seven days, divided by total foreign currency assets, of not less than negative 3%;

•	maintain a ratio of foreign currency liquid assets due within a month less foreign currency liabilities due within a month, divided by total foreign currency assets, of not less than negative 10%; and

•	submit monthly reports with respect to the maintenance of these ratios.

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

Furthermore, pursuant to the Regulation on Supervision of Banking Business issued by the Financial Services Commission as amended by Notice No. 2009-65 dated December 31, 2009, beginning on July 1, 2010, foreign exchange agencies, including our subsidiary Kookmin Bank, will be required to hold “foreign currency safe assets” in an aggregate amount that is not less than the lower of (i) the product of (x) its total foreign currency-denominated debt maturing in one year or less multiplied by 2/12 and (y) an amount equal to one minus the “lowest rollover ratio”

and (ii) 2% of its total foreign currency-denominated assets as shown in the balance sheet for the immediately preceding quarter. The “lowest rollover ratio” of a foreign exchange agency means the ratio of (A) its total debt with a maturity of one year or less (excluding overnight money) incurred in a particular month to (B) its total debt with maturity of one year or less (excluding overnight money) payable in that particular month, and is calculated by taking the lowest three month average from a period to be designated by the governor of the Financial Supervisory Service. Under the new regulation, foreign currency debt includes financial bonds, borrowings, call monies and repurchase selling denominated in foreign currencies and such other similar debt instruments denominated in a foreign currency as designated by the governor of the Financial Supervisory Service. “Foreign currency safe assets” are defined as cash denominated in foreign currency, deposits denominated in foreign currency with a central bank or financial institutions rated A or above, bonds issued or guaranteed by a government or central bank rated A or above or corporate bonds issued or guaranteed by corporations rated A or above. Accordingly, we may be required to acquire further foreign currency safe assets. Effective from January 1, 2010, the new regulation also increased the minimum “mid- to long-term foreign exchange funding ratio” applicable to foreign exchange agencies, including us, from 80% to 90%. “Mid-to long term foreign exchange funding ratio” refers to the ratio of (1) the total outstanding amount of foreign exchange borrowing with a maturity of more than one year to (2) the total outstanding amount of foreign exchange lending with a maturity of one year or more.

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

Amendments to the Bank Act which became effective on July 28, 2002 strengthened restrictions on extending credits to a major shareholder. A “major shareholder” is defined as:

•	a shareholder holding (together with persons who have a special relationship with that shareholder) in excess of 10%; (or 15% in the case of regional banks) in the aggregate of the bank’s total issued voting shares; or

•	a shareholder holding (together with persons who have a special relationship with that shareholder) in excess of 4% in the aggregate of the bank’s (excluding regional banks) total issued voting shares (excluding shares subject to the shareholding restrictions on “non-financial business group companies” as described below), where the shareholder is the largest shareholder or has actual control over the major business affairs of the bank through, for example, appointment and dismissal of the officers pursuant to the Enforcement Decree of the Bank Act. Non-financial business group companies primarily consist of: (i) any single shareholding group whose non-financial company assets comprise no less than 25% of its aggregate net assets; (ii) any single shareholding group whose non-financial company assets comprise no less than ~~W~~2 trillion in aggregate; or (iii) any mutual fund of which any single shareholding group identified in (i) or (ii) above, owns more than 9% of the total issued and outstanding shares.

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

Interest Rates

Korean banks generally depend on deposits as their primary funding source. Under the Act on Registration of Credit Business and Protection of Finance Users, interest rates on loans made by registered banks in Korea may not exceed 49% per annum. Historically, interest rates on deposits and lending rates were regulated by the Monetary Policy Committee. Controls on deposit interest rates in Korea have been gradually reduced and, in February 2004, the Korean government removed restrictions on all interest rates, except for the prohibition on interest payments on current account deposits. This deregulation process has increased competition for deposits based on interest rates offered and, therefore, may increase a bank’s interest expense.

Lending to Small- and Medium-sized Enterprises

In order to obtain funding from the Bank of Korea at concessionary rates for their small- and medium-sized enterprise loans, banks are required to allocate a certain minimum percentage of any quarterly increase in their Won currency lending to small- and medium-sized enterprises. Currently, this minimum percentage is 45% in the case of nationwide banks and 60% in the case of regional banks. If a bank does not comply with this requirement, the Bank of Korea may:

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

Disclosure of Management Performance

For the purpose of protecting depositors and investors in commercial banks, the Financial Services Commission requires commercial banks to publicly disclose certain material matters, including:

•	financial condition and profit and loss of the bank and its subsidiaries;

•	fund raising by the bank and the appropriation of such funds;

•	any sanctions levied on the bank under the Bank Act or any corrective measures or sanctions under the Law on Improvement of Structure of Financial Industry; and

•	except as may otherwise have been disclosed by a bank or its financial holding company listed on the KRX KOSPI Market in accordance with the Financial Investment Services and Capital Markets Act, occurrence of any of the following events listed below or any other event as prescribed by the applicable regulations:

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

Recent Regulations Relating to Retail Household Loans

The Financial Services Commission implemented a number of changes in recent years to the mechanisms by which a bank evaluates and report its retail household loan balances and has proposed implementing further changes. As a result of the rapid increase in retail household loans and related credit risks, the Financial Services Commission and the Financial Supervisory Service increased the minimum provisioning requirements for retail household loans. These requirements, set forth in the following table, became effective on December 31, 2006:

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

Restrictions on Bank Ownership

Under the Bank Act, a single shareholder and persons who have a special relationship with that shareholder generally may acquire beneficial ownership of no more than 10% of a nationwide bank’s total issued and outstanding shares with voting rights and no more than 15% of a regional bank’s total issued and outstanding shares with voting rights. The Korean government, the Korea Deposit Insurance Corporation and bank holding companies qualifying under the Financial Holding Company Act are not subject to this limit. However, non-financial business group companies may not acquire beneficial ownership of shares of a nationwide bank in excess of 9% of that bank’s outstanding voting shares, unless they obtain the approval of the Financial Services Commission and agree not to exercise voting rights in respect of shares in excess of the 9% limit, in which case they may acquire beneficial ownership of up to 10% of a nationwide bank’s outstanding voting shares. In addition, if a foreign investor, as defined in the Foreign Investment Promotion Act, owns in excess of 4% of a nationwide bank’s outstanding voting shares, non-financial business group companies may acquire beneficial ownership of up to 10% of that bank’s outstanding voting shares, and in excess of 10%, 25% or 33% of that bank’s outstanding voting shares with the approval of the Financial Services Commission in each instance, up to the number of shares owned by the foreign investor. Any other person (whether a Korean national or a foreign investor), with the exception of non-financial business group companies described above, may acquire no more than 10% of a nationwide bank’s total voting shares issued and outstanding, unless they obtain approval from the Financial Services Commission in each instance where the total holding will exceed 10% (or 15% in the case of regional banks), 25% or 33% of the bank’s total voting shares issued and outstanding provided that, in addition to the foregoing threshold shareholding ratios, the Financial Services Commission may, at its discretion, designate a separate and additional threshold shareholding ratio.

Deposit Insurance System

The Depositor Protection Act provides insurance for certain deposits of banks in Korea through a deposit insurance system. Under the Depositor Protection Act, all banks governed by the Bank Act are required to pay an insurance premium to the Korea Deposit Insurance Corporation on a quarterly basis. The rate is determined under the Enforcement Decree to the Depositor Protection Act, and may not exceed 0.5% of the bank’s insurable deposits in any given year. The current insurance premium is 0.02% of insurable deposits for each quarter. If the Korea Deposit Insurance Corporation makes a payment on an insured amount, it will acquire the depositors’ claims with respect to that payment amount. The Korea Deposit Insurance Corporation insures a maximum of ~~W~~50 million for deposits and interest, regardless of when the deposits were made and the size of the deposits.

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

Credit Card Business

General

In order to enter the credit card business, a bank must register with the Financial Services Commission. Credit card businesses are governed by the Specialized Credit Financial Business Act, enacted on August 28, 1997 and last amended on March 12, 2010, which sets forth specific requirements with respect to the credit card business as well as generally prohibiting unsound business practices relating to the credit card business which may infringe on the rights of credit card holders or negatively affect the soundness of the credit card industry. A registered bank engaging in the credit card business is regulated by the Financial Services Commission and the Financial Supervisory Service.

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

Pursuant to the Specialized Credit Financial Business Act, the Financial Services Commission may either restrict the limit or take other necessary measures against the registered bank engaging in the credit card business with respect to such matters as the maximum limits on the amount per credit card, details of credit card terms and conditions, management of credit card merchants and collection of claims, including the following:

•	maximum limits for cash advances on credit cards;

•	use restrictions on debit cards with respect to per day or per transaction usage;

•	aggregate issuance limits and maximum limits on the amount per card on pre-paid cards; and

•	other matters prescribed by the Enforcement Decree to the Specialized Credit Financial Business Act.

Lending Ratio in Ancillary Business

Pursuant to the Enforcement Decree to the Specialized Credit Financial Business Act issued in December 2003, a registered bank engaging in the credit card business must maintain an aggregate quarterly average outstanding lending balance to credit cardholders (including cash advances and credit card loans, but excluding restructured loans) no greater than the sum of (i) its aggregate quarterly average outstanding credit card balance arising from the purchase of goods and services and (ii) the aggregate quarterly debit card transaction volume.

Issuance of New Cards and Solicitation of New Cardholders

The Enforcement Decree to the Specialized Credit Financial Business Act establishes the conditions under which a registered bank engaging in the credit card business may issue new cards and solicit new members. New credit cards may be issued only to the following persons:

•	persons who are at least 18 years old when they apply for a credit card;

•	persons whose capability to pay bills as they come due has been verified using standards established by the registered bank engaging in the credit card business; and

•	in the case of minors who are at least 18 years and younger than 20 years, persons who submit a guardian’s consent along with documents evidencing income, such as an employment certificate or a tax certificate.

In addition, a registered bank engaging in the credit card business may not solicit credit card members by:

•	providing economic benefits or promising to provide economic benefits in excess of 10% of the annual credit card fee (in the case of credit cards with annual fees that are less than the average of the annual fees charged by the major credit cards in Korea, the annual fee will be deemed to be equal to such average annual fee) in connection with issuing a credit card;

•	soliciting applicants on roads, public places or along corridors used by the general public;

•	soliciting applicants through visits, except those visits made upon prior consent and visits to a business area;

•	soliciting applicants through the Internet without verifying whether the applicant is who he or she purports to be, by means of a certified digital signature under the Digital Signature Act; and

•	soliciting applicants through pyramid sales methods.

Compliance Rules on Collection of Receivable Claims

Pursuant to Supervisory Regulation on the Specialized Credit Financial Business, a registered bank engaging in the credit card business may not:

•	exert violence or threaten violence;

•	inform a related party (a guarantor of the debtor, blood relative or fiancée of the debtor, a person living in the same household as the debtor or a person working in the same workplace as the debtor) of the debtor’s obligations without just cause;

•	provide false information relating to the debtor’s obligation to the debtor or his or her related parties;

•	threaten to sue or sue the debtor for fraud despite lack of affirmative evidence to establish that the debtor has submitted forged or false documentation with respect to his/her capacity to make payment;

•	visit or telephone the debtor during late evening hours (between the hours of 9:00 p.m. and 8:00 a.m.); and

•	utilize other uncustomary methods to collect the receivables that interfere with the privacy or the peace in the workplace of the debtor or his or her related parties.

Regulations on Class Actions Regarding Securities

The Law on Class Actions Regarding Securities was enacted as of January 20, 2004, last amended on March 31, 2010. The Law on Class Actions Regarding Securities governs class actions suits instituted by one or more representative plaintiff(s) on behalf of 50 or more persons who claim to have been damaged in a capital markets transaction involving securities issued by a listed company in Korea.

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

Financial Investment Services and Capital Markets Act

On July 3, 2007, the National Assembly of Korea passed the Financial Investment Services and Capital Markets Act, a new law consolidating six laws regulating capital markets. The Financial Investment Services and Capital Markets Act became effective in February 2009. Prior to the effective date, certain procedural matters were initiated from July 2008, as discussed further below.

The following is a summary of the major changes introduced under the Financial Investment Services and Capital Markets Act.

Consolidation of Capital Markets-Related Laws

Prior to the effectiveness of the Financial Investment Services and Capital Markets Act, there were separate laws regulating various types of financial institutions depending on the type of financial institution (for example, securities companies, futures companies, trust business companies and asset management companies) and subjecting financial institutions to different licensing and ongoing regulatory requirements (for example, the Securities and Exchange Act, the Futures Business Act and the Indirect Investment Asset Management Business Act). By applying one uniform set of rules to the same financial business having the same economic function, the Financial Investment Services and Capital Markets Act attempts to improve and address issues caused by the current regulatory system under which the same economic function relating to capital markets-related businesses are governed by multiple regulations. To this end, the Financial Investment Services and Capital Markets Act categorizes capital markets-related businesses into six different functions, as follows:

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

Therefore, all financial businesses relating to financial investment products have been reclassified as one or more of the Financial Investment Businesses described above, and financial institutions are subject to the regulations applicable to their relevant Financial Investment Business(es), irrespective of the type of the financial institution (for example, in principle, derivative businesses conducted by former securities companies and futures companies are subject to the same regulations under the Financial Investment Services and Capital Markets Act).

The banking business and insurance business are not subject to the Financial Investment Services and Capital Markets Act and continue to be regulated under separate laws. However, they may become subject to the Financial Investment Services and Capital Markets Act if their activities involve any financial investment businesses requiring a license pursuant to the Financial Investment Services and Capital Markets Act.

Comprehensive Definition of Financial Investment Products

In an effort to encompass the various types of securities and derivative products available in the capital markets, the Financial Investment Services and Capital Markets Act sets forth a comprehensive term “financial investment products,” defined to mean all financial products with a risk of loss in the invested amount (in contrast to “deposits,” which are financial products for which the invested amount is protected or preserved). Financial investment products are classified into two major categories: (i) “securities” (relating to financial investment products where the risk of loss is limited to the invested amount) and (ii) “derivatives” (relating to financial investment products where the risk of loss may exceed the invested amount). As a result of the general and open-ended manner in which financial investment products are defined, any future financial product could potentially come within the scope of the definition of financial investment products, thereby enabling Financial Investment Companies (as defined below) to handle a broader range of financial products. Under the Financial Investment Services and Capital Markets Act, securities companies, asset management companies, futures companies and other entities engaging in any Financial Investment Business are classified as “Financial Investment Companies.”

New License System and the Conversion of Existing Licenses

Under the Financial Investment Services and Capital Markets Act, Financial Investment Companies are able to choose what Financial Investment Business to engage in (via a “check the box” method set forth in the relevant license application), by specifying the desired (i) Financial Investment Business, (ii) financial investment product and (iii) target customers to which financial investment products may be sold or dealt to (i.e., general investors or professional investors). Licenses will be issued under the specific business sub-categories described in the foregoing sentence. For example, it would be possible for a Financial Investment Company to obtain a license to engage in the Financial Investment Business of (i) dealing (ii) over the counter derivatives products (iii) only with sophisticated investors.

Financial institutions that engage in business activities constituting a Financial Investment Business are required to take certain steps, such as renewal of their license or registration, in order to continue engaging in such business activities. Financial institutions that are not licensed Financial Investment Companies are not permitted to engage in any Financial Investment Business, subject to the following exceptions: (i) banks and insurance companies are permitted to engage in certain categories of Financial Investment Business; and (ii) other financial institutions that engaged in any Financial Investment Business prior to the effective date of the Financial Investment Services and Capital Markets Act (whether in the form of a concurrent business or an incidental business) are permitted to continue such Financial Investment Business for a period not exceeding six months commencing on the effective date of the Financial Investment Services and Capital Markets Act.

Expanded Business Scope of Financial Investment Companies

Under the previous regulatory system in Korea, it was difficult for a financial institution to explore a new line of business or expand upon its existing line of business. For example, a financial institution licensed as a securities company generally was not permitted to engage in the asset management business. In contrast, under the Financial

Investment Services and Capital Markets Act, pursuant to the integration of its current businesses involving financial investment products into a single Financial Investment Business, a licensed Financial Investment Company is permitted to engage in all types of Financial Investment Businesses, subject to satisfying relevant regulations (for example, maintaining an adequate “Chinese Wall,” to the extent required). As to incidental businesses (i.e., a financial related business which is not a Financial Investment Business), the Financial Investment Services and Capital Markets Act generally allows a Financial Investment Company to freely engage in such incidental businesses by shifting away from the previous positive-list system towards a more comprehensive system. In addition, a Financial Investment Company is permitted to outsource marketing activities by contracting “introducing brokers” that are individuals but not employees of the Financial Investment Company. Financial Investment Companies are permitted (i) to engage in foreign exchange businesses related to their Financial Investment Business and (ii) to participate in the settlement network, pursuant to an agreement among the settlement network participants.

Improvement in Investor Protection Mechanism

While the Financial Investment Services and Capital Markets Act widens the scope of financial businesses in which financial institutions are permitted to engage, a more rigorous investor-protection mechanism is also imposed upon Financial Investment Companies dealing in financial investment products. The Financial Investment Services and Capital Markets Act distinguishes general investors from sophisticated investors and provides new or enhanced protections to general investors. For instance, the Financial Investment Services and Capital Markets Act expressly provides for a strict know-your-customer rule for general investors and imposes an obligation that Financial Investment Companies should market financial investment products suitable to each general investor, using written explanatory materials. Under the Financial Investment Services and Capital Markets Act, a Financial Investment Company could be liable if a general investor proves (i) damage or losses relating to such general investor’s investment in financial investment products solicited by such Financial Investment Company and (ii) the absence of the requisite written explanatory materials, without having to prove fault or causation. With respect to conflicts of interest between Financial Investment Companies and investors, the Financial Investment Services and Capital Markets Act expressly requires (i) disclosure of any conflict of interest to investors and (ii) mitigation of conflicts of interest to a comfortable level or abstention from the relevant transaction.

Other Changes of Securities/Fund Regulations

The Financial Investment Services and Capital Markets Act also affected various securities regulations including those relating to public disclosure, insider trading and proxy contests, which were previously governed by the Securities and Exchange Act. For example, the 5% and 10% reporting obligations under the Securities and Exchange Act has become more stringent. The Indirect Investment and Asset Management Business Act strictly limited the kind of vehicles that could be utilized under a collective investment scheme, restricting the range of potential vehicles to trusts and corporations, and the type of funds that can be used for investments. However, under the Financial Investment Services and Capital Markets Act, these restrictions have been significantly liberalized, permitting all vehicles that may be created under Korean law, such as limited liability companies or partnerships, to be used for the purpose of collective investments and allowing investment funds to be much more flexible as to their investments.

Item 4C.	Organizational Structure

The following chart provides an overview of our structure, including our significant subsidiaries and our ownership of such subsidiaries as of the date of this annual report:

Our largest subsidiary is Kookmin Bank, the assets of which represented approximately 99% of our total assets as of December 31, 2009. The following table provides summary information for our operating subsidiaries that are consolidated in our consolidated financial statements as of and for the year ended December 31, 2009, including their total assets, net income, operating income and stockholders’ equity:

			Operating				Stockholders’
Subsidiary	Total Assets		Income		Net Income		Equity
	(In millions of Won)

Kookmin Bank	~~W~~	251,748,020	~~W~~	784,137	~~W~~	563,844	~~W~~	17,097,996
KB Investment & Securities Co., Ltd.		2,054,252		(50,868)		(43,024)		297,714
KB Asset Management Co., Ltd.		108,530		38,122		28,486		95,797
KB Real Estate Trust Co., Ltd.		293,106		17,917		13,217		155,147
KB Investment Co., Ltd.		133,753		(420)		(420)		112,504
KB Futures Co., Ltd.		215,199		7,829		6,026		31,418
KB Credit Information Co., Ltd.		29,475		5,360		3,929		23,192
KB Data Systems Co., Ltd.		44,824		6,312		4,773		16,248
Kookmin Bank Hong Kong Ltd.		713,134		12,280		14,087		105,787
Kookmin Bank International Ltd.		474,370		13,987		12,099		65,512
KB Investment & Securities Hong Kong Ltd.		1,058		(1,514)		(1,514)		945
Kookmin Bank Cambodia PLC.		28,087		(1,173)		(1,185)		14,369

Further information regarding our subsidiaries is provided below:

•	Kookmin Bank was established in Korea in 2001 as a result of the merger of the former Kookmin Bank (established in 1963) and H&CB (established in 1967). Kookmin Bank provides a wide range of banking and other financial services to individuals, small- and medium-sized enterprises and large corporations in Korea. As of December 31, 2009, Kookmin Bank was the largest commercial bank in Korea based upon total assets (including loans) and deposits. As of December 31, 2009, Kookmin Bank had more than 26 million customers, with 1,197 branches nationwide.

•	KB Investment & Securities Co., Ltd., was established in Korea in 1995 to provide various investment banking services. KB Investment & Securities was formerly known as Hannuri Investment & Securities Co., Ltd. and was acquired by Kookmin Bank on March 11, 2008.

•	KB Asset Management Co., Ltd. was established in Korea in April 1988 as a subsidiary of Citizens Investment Trust Company to provide investment advisory services.

•	KB Real Estate Trust Co., Ltd. was established in Korea in December 1996 to provide real estate development and brokerage services by managing trusts related to the real estate industry.

•	KB Investment Co., Ltd. was established in Korea in March 1990 to invest in and finance small- and medium-sized enterprises. KB Investment was merged with Frontier Investment Co., Ltd. and Kookmin Venture Capital Co., Ltd. effective as of December 31, 2001 and June 27, 2002, respectively.

•	KB Futures Co., Ltd. was established in Korea in March 1997 to act as a broker-dealer for domestic and overseas futures transactions.

•	KB Credit Information Co., Ltd. was established in Korea in October 1999 to collect delinquent loans and to check credit history. KB Credit Information was merged with KM Credit Information Co., Ltd. on May 2, 2002.

•	KB Data Systems Co., Ltd. was established in Korea in September 1991 to provide software services to us and other financial institutions.

•	Kookmin Bank Hong Kong Ltd. was established in Hong Kong in July 1995 to provide a broad range of corporate banking services.

•	Kookmin Bank International Ltd. was established in the United Kingdom in November 1991 to provide a broad range of corporate banking services.

•	KB Investment & Securities Hong Kong Ltd. was established in Hong Kong in October 2002 to provide various investment banking services.

•	Kookmin Bank Cambodia PLC was established in Cambodia in May 2009 to provide various banking services in Cambodia.

•	KB Life Insurance Co., Ltd., which is not a consolidated subsidiary under U.S. GAAP, was established in Korea in April 2004 to provide life insurance and wealth management products primarily through our branch network.

•	Other Subsidiaries. For the year ended December 31, 2009, we derived an operating loss of ~~W~~188 billion (primarily reflecting non-recurring losses of our special purpose vehicle subsidiaries) and net income of ~~W~~184 billion from our remaining subsidiaries, which individually do not account for a significant amount of our business.

Item 4D.	Property, Plants and Equipment

Our registered office and corporate headquarters are located at 9-1, 2-ga, Namdaemoon-ro, Jung-gu, Seoul 100-703, Korea. The following table presents information regarding certain of our properties in Korea:

Type of Facility/Building	Location	Area
		(square meters)

Registered office and corporate headquarters	9-1, 2-ga, Namdaemoon-ro, Jung-gu, Seoul 100-703	1,749
Kookmin Bank headquarters building	36-3, Yeouido-dong, Yeongdeungpo-gu, Seoul 150-758	5,354
Kookmin Bank headquarters building	Jongro-gu, Seoul	3,704
Kookmin Bank Training institute	Ilsan	207,659
Kookmin Bank Training institute	Daecheon	4,158
Kookmin Bank Training institute	Sokcho	15,584
Kookmin Bank Training institute	Cheonan	196,649
Kookmin Bank IT center	Gangseo-gu, Seoul	13,116
Kookmin Bank IT center	Yeouido, Seoul	5,928
Kookmin Bank IT center	Yeouido, Seoul	2,006
Kookmin Bank IT center	Seongbuk-gu, Seoul	4,748

As of December 31, 2009, we had a countrywide network of 1,197 banking branches and sub-branches, as well as 27 branches for our other operations including credit information, real estate and insurance-related businesses. Approximately one-quarter of these facilities are housed in buildings owned by us, while the remaining branches are leased properties. Lease terms are generally from two to three years and seldom exceed five years. We also have subsidiaries in Hong Kong, Cambodia and the United Kingdom and branches of Kookmin Bank in Tokyo in Japan, Auckland in New Zealand, New York in the United States and Guangzhou and Harbin in China, as well as representative offices of Kookmin Bank in Almaty in Kazakhstan, Ho Chi Minh City in Vietnam and Kyiv in the Ukraine. We do not own any material properties outside of Korea.

The net book value of all the properties owned by us at December 31, 2009 was ~~W~~1,260 billion.

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

We were established on September 29, 2008 pursuant to a “comprehensive stock transfer” under Korean law, whereby holders of the common stock of Kookmin Bank and certain of its subsidiaries transferred all of their shares to us, a new financial holding company, and in return received shares of our common stock. See “Item 4A. History and Development of the Company — The Establishment of KB Financial Group.” The stock transfer was accounted for under U.S. GAAP as a transaction between entities under common control and, with respect to the transfer by noncontrolling stockholders of Kookmin Bank’s subsidiaries included in the stock transfer, the acquisition by us of such noncontrolling interests of such subsidiaries was accounted for using the purchase method. Accordingly, the consolidated financial statements included in this annual report are, as of dates and for periods prior to the date of the stock transfer, for Kookmin Bank and its subsidiaries, and as of dates and for periods from and after the date of the stock transfer, for us and our subsidiaries, including Kookmin Bank. For further information regarding the accounting treatment of the stock transfer, see Note 3 of the notes to our consolidated financial statements.

Trends in the Korean Economy

Our financial position and results of operations have been and will continue to be significantly affected by financial and economic conditions in Korea.

Substantial growth in lending in Korea to small- and medium-sized enterprises in recent years, and adverse economic conditions in Korea and globally from the second half of 2008 and into 2009, have led to increasing delinquencies and a deterioration in overall asset quality in the credit exposures of Korean banks to small- and medium-sized enterprises. In 2009, under Korean GAAP, we recorded charge-offs of ~~W~~1,313 billion and provisions of ~~W~~1,945 billion in respect of our loans to small- and medium-sized enterprises, compared to charge-offs of ~~W~~585 billion and provisions of ~~W~~1,340 billion in 2008. See “Item 3D. Risk Factors — Risks relating to our small- and medium-sized enterprise loan portfolio.”

In recent years, commercial banks, credit card companies, consumer finance companies and other financial institutions in Korea have also made significant investments and engaged in aggressive marketing in retail lending (including mortgage and home equity loans), leading to substantially increased competition in this segment. The rapid growth in retail lending, together with adverse economic conditions from the second half of 2008 and into 2009, have led to increasing delinquencies, loan loss provisions, non-performing loans and charge-offs. In 2009, we recorded charge-offs of ~~W~~362 billion in respect of our retail loan portfolio, compared to charge-offs of ~~W~~342 billion in 2008. See “Item 3D. Risk Factors — Risks relating to our retail credit portfolio.”

The Korean economy is closely tied to, and is affected by developments in, the global economy. During the second and third quarter of 2007, credit markets in the United States started to experience difficult conditions and volatility that in turn have affected worldwide financial markets. In particular, in late July and early August 2007, market uncertainty in the U.S. sub-prime mortgage sector increased dramatically and further expanded to other markets such as those for leveraged finance, collateralized debt obligations and other structured products. In September and October 2008, liquidity and credit concerns and volatility in the global financial markets increased significantly with the bankruptcy or acquisition of, and government assistance to, several major U.S. and European financial institutions, including the bankruptcy filing of Lehman Brothers, the acquisition of Merrill Lynch & Co., Inc. by the Bank of America Corp., the acquisition of Wachovia Corporation by Wells Fargo & Co., U.S. federal government conservatorship of the Federal Home Loan Mortgage Corporation, the Federal National Mortgage Association and Washington Mutual, Inc. and the U.S. federal government’s loans to AIG in exchange for an equity interest. These developments resulted in reduced liquidity, greater volatility, widening of credit spreads and a lack of price transparency in the United States and global financial markets. In response to such developments, legislators and financial regulators in the United States and other jurisdictions, including Korea, have implemented a number of policy measures designed to add stability to the financial markets, including the provision of direct and indirect assistance to distressed financial institutions. Such policy measures implemented by the Korean government and the Bank of Korea included a guarantee program to guarantee foreign currency-denominated debt incurred by Korean banks and their overseas branches, currency swap arrangements with U.S. and Chinese monetary authorities, one-time interest payments to Korean banks with respect to their required reserve deposits with the Bank of Korea (which typically does not pay interest) and the establishment of a ~~W~~20 trillion bank recapitalization fund (which purchased ~~W~~1 trillion of hybrid Tier I securities from us in March 2009). In addition, in line with similar actions taken by monetary authorities in other countries, from the third quarter of 2008 to the first quarter of 2009, the Bank of Korea decreased its policy rate by a total of 325 basis points in order to address financial market instability and to help combat the slowdown of the domestic economy. However, while the rate of deterioration of the global economy slowed in the second half of 2009 and into 2010, with some signs stabilization and possible improvement, the overall prospects for the Korean and global economy in 2010 and beyond remain uncertain. For example, in November 2009, the Dubai government announced a moratorium on the outstanding debt of Dubai World, a government-affiliated investment company. In addition, many governments worldwide, in particular in Greece and other countries in southern Europe, are showing increasing signs of fiscal stress and may experience difficulties in meeting their debt service requirements. Any of these or other developments could potentially trigger another financial and economic crisis. Furthermore, while many governments worldwide are considering or are in the process of implementing “exit strategies,” in the form of reduced government spending, higher interest rates or otherwise, with respect to the economic stimulus measures adopted in response to the global financial crisis, such strategies may, for reasons related to timing, magnitude or other factors, have the unintended consequence of prolonging or worsening global economic and financial difficulties. In light of the high level of interdependence of the global economy, any of the foregoing developments could have a material adverse effect on the Korean economy and financial markets, and in turn on our business, financial condition and results of operations.

We are also exposed to adverse changes and volatility in global and Korean financial markets as a result of our liabilities and assets denominated in foreign currencies and our holdings of trading and investment securities, including structured products. Beginning in the second half of 2008, the value of the Won relative to major foreign currencies in general and the U.S. dollar in particular has fluctuated widely. See “Exchange Rates.” A depreciation of the Won will increase our cost in Won of servicing our foreign currency-denominated debt, while continued exchange rate volatility may also result in foreign exchange losses for us. Furthermore, as a result of adverse global and Korean economic conditions, there has been an overall decline and continuing volatility in securities prices, including the stock prices of Korean and foreign companies in which we hold an interest, which have resulted in and may lead to further trading and valuation losses on our trading and investment securities portfolio as well as impairment losses on our investments accounted for under the equity method, including our noncontrolling equity stake in JSC Bank CenterCredit, a Kazakhstan bank, the initial stake in which we acquired in 2008. See “Item 4B. Business Overview — Capital Markets Activities and International Banking — International Banking.”

As a result of volatile conditions and weakness in the Korean and global economies, as well as factors such as the uncertainty surrounding the global financial markets, fluctuations in oil and commodity prices, interest and exchange rate fluctuations, higher unemployment, lower consumer confidence, a potential rise in inflation rates and continued tensions with North Korea, the economic outlook for the financial services sector in Korea in 2010 and for the foreseeable future remains uncertain.

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

In December 2009, the Basel Committee on Banking Supervision introduced a new set of measures to supplement Basel II which include, among others, a requirement for higher minimum capital, introduction of a leverage ratio as a supplementary measure to the capital adequacy ratio and flexible capital requirements for different phases of the economic cycle. After further impact assessment, the Basel Committee on Banking Supervision is expected to implement the new set of measures in 2012. The timing and scope of implementation of such measures in Korea remain uncertain. The implementation of such measures in Korea may have a significant effect on the capital requirements of Korean financial institutions, including us.

Changes in Securities Values, Exchange Rates and Interest Rates

Fluctuations of exchange rates, interest rates and stock prices affect, among other things, the demand for our products and services, the value of and rate of return on our assets, the availability and cost of funding and the financial condition of our customers. The following table shows, for the dates indicated, the stock price index of all equities listed on the KRX KOSPI Market as published in the KOSPI, the Won to U.S. dollar exchange rates and benchmark Won borrowing interest rates.

	June 30,		Dec. 30,		June 30,		Dec. 29,		June 29,		Dec. 31,		June 30,		Dec. 30,		June 30,		Dec. 30,
	2005		2005		2006		2006		2007		2007		2008		2008		2009		2009

KOSPI		1,008.16		1,379.37		1,295.15		1,434.46		1,743.60		1,897.13		1,674.92		1,124.47		1,390.07		1,682.77
Won/US$ exchange rates(1)	~~W~~	1,034.5	~~W~~	1,010.0	~~W~~	948.5	~~W~~	930.0	~~W~~	922.6	~~W~~	935.8	~~W~~	1,046.8	~~W~~	1,257.4	~~W~~	1,273.5	~~W~~	1,163.7
Corporate bond rates(2)		4.4%		5.7%		5.3%		5.2%		5.6%		6.9%		6.9%		8.1%		5.6%		5.7%
Treasury bond rates(3)		4.0%		5.1%		4.9%		4.9%		5.3%		5.7%		5.9%		3.4%		4.2%		4.4%

(1)	Represents the noon buying rate on the dates indicated.

(2)	Measured by the yield on three-year Korean corporate bonds rated as A+ by the Korean credit rating agencies.

(3)	Measured by the yield on three-year treasury bonds issued by the Ministry of Strategy and Finance of Korea.

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

Our consolidated financial statements for the year ended December 31, 2009 included a total allowance for credit losses of ~~W~~3,744 billion as of that date (including allowances of ~~W~~403 billion with respect to off-balance sheet credit instruments). Our total loan charge-offs, net of recoveries, amounted to ~~W~~1,925 billion and we recorded a provision for credit losses of ~~W~~2,204 billion in 2009.

Valuation of Securities and Financial Instruments

We invest in various financial instruments including debt and equity securities, derivatives and securities in venture capital activities. Depending on the accounting treatment specific to each type of financial instrument, an estimate of fair value is required to determine the instrument’s effect on our consolidated financial statements.

Effective January 1, 2008, we adopted Statement of Financial Accounting Standards (“SFAS”) No. 157 “Fair Value Measurements” (“ASC 820-10”), which defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. We determine the fair value of our financial instruments that are recognized or disclosed at fair value in the financial statements on a recurring basis in accordance with ASC 820-10. However, certain provisions of ASC 820-10 that relate to non-financial assets and non-financial liabilities that are not measured at fair value on a recurring basis were adopted on January 1, 2009.

The fair value hierarchy established in ASC 820-10 requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. Fair value is a market-based measure considered from the perspective of a market participant. As such, even when market assumptions are not readily available, our own assumptions reflect those that market participants would use in pricing the asset or liability at the measurement date. In accordance with ASC 820-10, we use the following three levels of inputs in measuring fair value:

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

The fair value for certain financial instruments is derived using pricing models and other valuation techniques that involve significant management judgment. The price transparency of financial instruments is a key determinant of the degree of judgment involved in measuring fair value of our financial instruments. Financial instruments for which actively quoted prices or pricing parameters are available will generally have a higher degree of price transparency than those that are thinly traded or not quoted. In accordance with ASC 820-10, the criteria we use to determine whether the market for a financial instrument is active or inactive are based on the particular asset or liability.

As a result of the adoption of ASC 820-10, we have made certain amendments to the techniques we use in measuring the fair value of derivatives and other positions. These amendments change the way that the probability of default of a counterparty is factored into the valuation of derivative positions and include the impact of our own credit risk on derivatives and other liabilities measured at fair value.

In accordance with ASC 820-10, we maximize the use of observable inputs and minimize the use of unobservable inputs when developing fair value measurements. When market prices are available, we use quoted market prices to measure fair value. If market prices are not available, fair value measurements are based upon models that use primarily market-based or independently-sourced market parameters, including interest rate yield curves, prepayment speeds, option volatilities and currency rates. We use either Level 1 or Level 2 measurements to determine the fair value of most financial instruments recorded in our financial statements. However, in circumstances where market prices are limited or unavailable, valuations may require significant management judgments or adjustments that utilize significant unobservable inputs, to determine fair value. In these cases, the applicable financial instruments are classified as Level 3.

The following provides a brief description of our valuation methodologies used to measure fair value by type of financial instruments:

•	Trading and available-for-sale securities and securities sold short, not yet purchased: The fair value of the securities included in trading assets, available-for-sale securities included in investments and securities in short position included in trading liabilities is recognized in our consolidated balance sheets based on quoted market prices, where available. For the securities traded in the over-the-counter market, we generally determine fair value utilizing internal valuation techniques or based on prices obtained from independent pricing services or brokers. Trading securities and available-for-sale securities recorded by using valuation methods and prices obtained from pricing services or brokers are generally classified as Level 2, except in cases where such quoted prices include unobservable inputs (such as estimates of cash flows, correlations among factors, recovery rates, etc.) to the models, in which case such financial instruments are classified as Level 3. We validate prices received from pricing services or brokers using a variety of methods, including, but not limited to, comparison to secondary pricing services, corroboration of pricing by reference to other independent market data such as secondary broker quotes and relevant benchmark indices, and review by our personnel who are familiar with market liquidity and other market-related conditions. We have internal price verification procedures and review fair value methodology documentation provided by independent pricing services.

•	Other securities in venture capital activities: Other securities include venture capital securities. We carry venture capital investments traded publicly at fair value based on quoted market prices. If significant inputs (such as estimates of cash flows, yield curves and credit spreads) to the fair value measurement for such securities are unobservable in the market due to limited activity, such securities are classified as Level 3.

•	Derivatives assets and liabilities: The majority of derivatives we enter into are traded in over-the-counter markets, and no quoted market prices exist for such instruments. The fair values of those derivatives are determined using internal valuation models that require the use of multiple market inputs including interest rate, prices and indices to generate continuous yield or pricing curves and volatility factors, which are used to value the position. The derivatives are placed as either Level 2 or Level 3 depending on the observability of significant inputs to the applicable internal valuation model. Most forwards, swaps and options are valued using internally developed models that use as their basis readily observable market parameters. However, some of the forwards, swaps and options are valued using unobservable inputs such as correlations and historical volatilities. Futures are exchange-traded derivatives classified as Level 1. Credit default swaps are valued based on models with significant unobservable market parameters and normally traded less actively and are classified as Level 3.

With respect to our derivative positions, the majority of which are valued using internally developed models that use as their basis observable market inputs as described above, an adjustment is necessary to reflect the credit quality of each derivative counterparty to arrive at fair value. The adjustment is based on market-based measures of credit risk to the extent available and also takes into account contractual factors designed to reduce our credit exposure to each counterparty. Debt valuation adjustments are applied to reflect our own credit risk when measuring derivative liabilities at fair value in accordance with the requirements of ASC 820-10. The methodology to determine the adjustment is consistent with counterparty credit risk adjustment and incorporates our credit spread as observed through the credit default swap market.

Our management evaluates investments in a loss position for other-than-temporary impairment. Decreases in the fair value of equity securities below their cost basis that are deemed to be other-than-temporary must be written off through a charge to income. For investment debt securities, the credit loss component of the impairment is recognized in earnings, while the remaining amount of the fair value loss is recognized in accumulated comprehensive income if (1) we do not intend to sell such securities and (2) we believe that it is more-likely-than-not that we will not be required to sell before the expected recovery of the amortized cost basis. Factors we consider in determining whether a credit loss exists and the period over which an investment debt security is expected to recover include the following: the length of time and extent to which fair value is less than cost, the status, financial condition and near-term prospects of the issuer, the status of the security, our intent and ability to hold the related security for a period of time sufficient to allow for any recovery in market value, and the condition of the Korean and relevant foreign economies. Any change in these assumptions could significantly affect the valuation and timing of recognition of an other-than-temporary impairment.

We believe that the accounting estimates related to the fair market value and other-than-temporary impairment of our various securities is a “critical accounting policy” because: (1) they may be highly susceptible to change from period to period based on factors beyond our control; and (2) any significant difference between our estimated fair value of these securities on any particular date and either their estimated fair value on a different date or the actual proceeds that we receive upon sale of these securities could result in valuation losses or losses on disposal which may have a material impact on our net income. Our assumptions about the fair market value of securities we hold, and in particular whether or not any decline in the value of our available-for-sale or held-to-maturity securities is temporary, require significant judgment because actual valuations have fluctuated in the past and are expected to continue to do so, based on a variety of factors.

Goodwill and Other Intangible Assets

We recognized a significant amount of goodwill in connection with the merger of the former Kookmin Bank with Korea Long Term Credit Bank in 1998 and our acquisitions of Kookmin Credit Card in 2003 and KB Investment & Securities in March 2008, as well as our acquisition of noncontrolling interest in our consolidated subsidiaries pursuant to the comprehensive stock transfer through which we were established in 2008. We also recognized goodwill in connection with our acquisition in May 2009 of 51% of the voting rights in Khmer Union Bank, which was renamed Kookmin Bank Cambodia PLC. In addition, we acquired core deposit and credit card relationship intangible assets upon our merger with H&CB in 2001, and credit card relationship intangible assets upon our acquisition of Kookmin Credit Card.

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

Valuation Allowance for Deferred Tax Assets and Uncertain Tax Positions

In the normal course of business, we and our subsidiaries enter into transactions for which the tax treatment is unclear or subject to varying interpretations. We evaluate and assess the relative risks and merits of the appropriate tax treatment of transactions, filing positions and taxable income calculations after considering statutes, regulations, judicial precedent, and other information, and maintain tax accruals consistent with our evaluation of these relative risks and merits. The result of our evaluation and assessment is by its nature an estimate. We and our subsidiaries are routinely subject to audit and challenges from tax authorities. In the event we resolve a challenge for an amount different than amounts previously accrued, we will account for the difference in the period in which we resolve the matter. From January 1, 2007, with respect to accounting for uncertainty in our tax positions, we adopted ASC 740, which sets out a consistent framework to determine the appropriate level of tax reserves to maintain for uncertain tax positions.

This interpretation uses a two-step approach, wherein a tax benefit is recognized if a tax position is more likely than not to be sustained upon examination by tax authorities, and the amount recognized is measured as the largest amount of tax benefit that has a greater than 50% likelihood of being realized upon ultimate settlement with the tax authorities. Differences between tax positions taken in a tax return and amounts recognized are reflected in the financial statements as adjustments of income tax expense or deferred tax assets (liabilities). In addition, interest and penalties related to tax positions are classified as a component of income tax expense. ASC 740 also requires enterprises to make explicit disclosures at the end of each reporting period about uncertainties in their income tax positions, including detailed carry-forwards of tax benefits taken that do not qualify for financial statement recognition.

As a result of losses incurred by certain of our subsidiaries in the past, we had an aggregate of ~~W~~106 billion of net operating loss carry-forwards as of December 31, 2009, which expire from 2010 to 2019. We may be able to use these net operating loss carry-forwards, as well as temporary differences in the amount of tax recorded for tax purposes and accounting purposes, to reduce the amount of tax that we would otherwise be required to pay in future periods. We recognize all existing future tax benefits arising from these tax attributes as deferred tax assets and then, based on our internal estimates of our future profits, establish a valuation allowance equal to the extent that it is more likely than not that deferred tax assets will not be realized. We record a benefit or expense under the income tax expense/benefit line of our income statement when there is a net change in our total deferred tax assets and liabilities in a period. In 2007, 2008 and 2009, we recorded a valuation allowance for a certain amount of deferred tax assets resulting from net operating loss carry-forwards and land revaluation due to the uncertainty of the amount of our future profitability.

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

Results of Operations

Net Interest Income

The following table shows, for the periods indicated, the principal components of our net interest income:

	Year Ended December 31,						Year Ended December 31,
	2007		2008(1)		2009		2008/2007	2009/2008
	(In billions of Won, except percentages)						(% change)

Interest and dividend income(1)
Loans, including fees	~~W~~	11,295	~~W~~	13,865	~~W~~	11,840	22.8%	(14.6)%
Trading securities		247		282		191	14.2	(32.3)
Investment securities		1,171		1,488		1,489	27.1	0.1
Call loans and securities purchased under resale agreements		60		88		46	46.7	(47.7)
Deposits		19		14		24	(26.3)	71.4

Total interest and dividend income		12,792		15,737		13,590	23.0	(13.6)

Interest expense
Deposits		4,132		6,314		5,450	52.8	(13.7)
Call money		101		121		67	19.8	(44.6)
Other borrowed funds		478		417		282	(12.8)	(32.4)
Secured borrowings		379		342		240	(9.8)	(29.8)
Long-term debt		1,597		2,166		2,192	35.6	1.2

Total interest expense		6,687		9,360		8,231	40.0	(12.1)

Net interest income	~~W~~	6,105	~~W~~	6,377	~~W~~	5,359	4.5	(16.0)

Net interest margin(2)		3.17%		2.83%		2.21%

(1)	Excludes an interest payment of ~~W~~92 billion we received from the Bank of Korea in 2008 on our deposit of required reserves. This interest income was excluded as it was a one-time event in response to the global financial crisis in 2008 and the Bank of Korea generally does not pay interest on its required reserves. See “— Overview — Trends in the Korean Economy.”

(2)	The ratio of net interest income to average interest earning assets. See “Item 3A. Selected Financial Data — Profitability ratios and other data.”

Comparison of 2009 to 2008

Interest and dividend income.  Interest and dividend income decreased 13.6% from ~~W~~15,737 billion in 2008 to ~~W~~13,590 billion in 2009, primarily due to a 14.6% decrease in interest and fees on loans. The average balance of our interest earning assets increased 7.6% from ~~W~~225,102 billion in 2008 to ~~W~~242,156 billion in 2009, principally as a result of increases in loans and investment securities, which was more than offset by a 138 basis point decrease in average yields on our interest earning assets from 6.99% in 2008 to 5.61% in 2009.

The 14.6% decrease in interest and fees on loans from ~~W~~13,865 billion in 2008 to ~~W~~11,840 billion in 2009 was primarily the result of:

•	a decrease of 214 basis points in average yields on mortgage and home equity loans from 6.84% in 2008 to 4.70% in 2009, which was partially offset by a 3.7% increase in the average volume of such loans from ~~W~~68,154 billion in 2008 to ~~W~~70,643 billion in 2009;

•	a decrease of 109 basis points in average yields on commercial and industrial loans from 6.83% in 2008 to 5.74% in 2009, which was partially offset by an 11.0% increase in the average volume of such loans from ~~W~~70,442 billion in 2008 to ~~W~~78,206 billion in 2009;

•	a decrease of 157 basis points in average yields on other consumer loans from 8.42% in 2008 to 6.85% in 2009, which was partially offset by a 6.1% increase in the average volume of such loans from ~~W~~25,716 billion in 2008 to ~~W~~27,273 billion in 2009; and

•	a decrease of 98 basis points in average yields on construction loans from 7.18% in 2008 to 6.20% in 2009, which was enhanced by a 4.5% decrease in the average volume of such loans from ~~W~~9,491 billion in 2008 to ~~W~~9,067 billion in 2009.

The decreases in the average yields on mortgage and home equity loans, commercial and industrial loans, other consumer loans and construction loans were primarily the result of the lower interest rate environment in Korea in 2009, which reflected the low policy rate maintained by the Bank of Korea throughout 2009 as part of the Korean government’s initiative to stimulate the domestic economy in the wake of the global financial crisis. The increase in the average volume of mortgage and home equity loans was mainly due to higher demand for such loans in Korea. The average volume of commercial and industrial loans increased mainly as the result of increased lending to small- and medium-sized enterprises primarily due to policies and initiatives introduced by the Korean government to encourage Korean banks to provide financial support to small-and medium-sized enterprises. The increase in the average volume of other consumer loans, which are primarily unsecured and generally have relatively higher interest rates, mainly reflected higher demand for such loans in Korea. The decrease in the average volume of construction loans was primarily a result of a decrease in demand for such loans mainly due to the downturn in the construction industry in Korea.

Overall, the average volume of our loans increased 6.6%, from ~~W~~189,012 billion in 2008 to ~~W~~201,507 billion in 2009, while the average yields on our loans decreased 146 basis points, from 7.34% in 2008 to 5.88% in 2009, reflecting the lower interest rate environment.

Our securities portfolio consists primarily of investment securities, of which 80.9% represented debt securities issued by government-owned or -controlled enterprises or financial institutions (including the Korea Electric Power Corporation, the Korea Deposit Insurance Corporation, the Bank of Korea, the Korea Development Bank and the Industrial Bank of Korea) and debt securities issued by financial institutions and other Korean banks as of December 31, 2009. Interest and dividends on investment securities remained relatively constant in 2009 compared to 2008, as the effects of a 14.5% increase in the average volume of such securities from ~~W~~28,458 billion in 2008 to ~~W~~32,586 billion in 2009, which mainly reflected our increased purchases of Korean treasury securities and debt securities issued by government agencies and financial institutions, were largely offset by a 66 basis point decrease in average yields on such securities from 5.23% in 2008 to 4.57% in 2009, which was primarily due to the general decrease in market interest rates in Korea for debt securities.

Our securities portfolio also includes trading securities, of which 91.5% represented debt securities issued by government-owned or -controlled enterprises or financial institutions and debt securities issued by financial institutions and other Korean banks as of December 31, 2009. Interest and dividends on trading securities decreased

32.3% from ~~W~~282 billion in 2008 to ~~W~~191 billion in 2009. This decrease was primarily due to a decrease of 120 basis points in average yields on such securities from 5.44% in 2008 to 4.24% in 2009, primarily due to the general decrease in market interest rates in Korea for debt securities.

Interest Expense.  Interest expense decreased 12.1% from ~~W~~9,360 billion in 2008 to ~~W~~8,231 billion in 2009, primarily due to a 13.7% decrease in interest expense on deposits, as well as a 32.4% decrease in interest expense on other borrowed funds. The average balance of our interest bearing liabilities increased 9.2% from ~~W~~207,335 billion in 2008 to ~~W~~226,341 billion in 2009, principally as a result of increases in deposits and long-term debt, which was more than offset by an 87 basis point decrease in the average cost of our interest bearing liabilities from 4.51% in 2008 to 3.64% in 2009.

The 13.7% decrease in interest expense on deposits from ~~W~~6,314 billion in 2008 to ~~W~~5,450 billion in 2009 was primarily the result of:

•	a 154 basis point decrease in the average interest rate paid on certificates of deposit from 6.04% in 2008 to 4.50% in 2009, which was partially offset by a 4.1% increase in the average volume of certificates of deposit from ~~W~~25,392 billion in 2008 to ~~W~~26,423 billion in 2009;

•	a 91 basis point decrease in the average interest rate paid on other time deposits from 5.36% in 2008 to 4.45% in 2009, which was partially offset by a 13.2% increase in the average volume of such deposits from ~~W~~77,495 billion in 2008 to ~~W~~87,721 billion in 2009; and

•	a 57 basis point decrease in the average interest rate paid on savings deposits from 1.06% in 2008 to 0.49% in 2009, which was partially offset by a 10.8% increase in the average volume of such deposits from ~~W~~41,761 billion in 2008 to ~~W~~46,277 billion in 2009.

The decreases in the average interest rates paid on certificates of deposit, other time deposits and savings deposits were primarily the result of the lower interest rate environment in Korea in 2009. The increases in the average volumes of certificates of deposit, other time deposits and savings deposits were primarily attributable to increased demand for such deposit products, as alternatives to higher-risk investments.

Other borrowed funds include borrowings from the Bank of Korea and other short-term borrowings. The 32.4% decrease in interest expense on other borrowed funds from ~~W~~417 billion in 2008 to ~~W~~282 billion in 2009 was mainly due to a 160 basis point decrease in the average cost of other short-term borrowings from 4.63% in 2008 to 3.03% in 2009, which was attributable mainly to the general decrease in market interest rates in Korea for such debt.

Net interest margin.  Net interest margin represents the ratio of net interest income to average interest earning assets. Our overall net interest margin decreased from 2.83% in 2008 to 2.21% in 2009 primarily as a result of a decrease in our net interest income, the effect of which was enhanced by an increase in the average volume of interest earning assets. Net interest income decreased 16.0% from ~~W~~6,377 billion in 2008 to ~~W~~5,359 billion in 2009, while the average volume of our interest earning assets increased 7.6% from ~~W~~225,102 billion in 2008 to ~~W~~242,156 billion in 2009. The effects of the increase in the average volume of our interest earning assets were largely matched by the 9.2% increase in the average volume of our interest bearing liabilities from ~~W~~207,335 billion in 2008 to ~~W~~226,341 billion in 2009. However, our net interest spread, which represents the difference between the average yield on our interest earning assets and the average cost of our interest bearing liabilities, declined from 2.48% in 2008 to 1.97% in 2009. The decline in net interest spread reflected a larger decrease in the average yield on our interest earning assets, relative to the decrease in the average cost of our interest bearing liabilities, primarily due to the earlier adjustment of interest rates on interest earning assets compared to interest rates on interest bearing liabilities in the context of the lower interest rate environment, as well as the continuing rate-based competition in the Korean banking industry for the marketing of both loan and deposit products.

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

Our securities portfolio also includes trading securities, of which 86.1% represented debt securities issued by government-owned or -controlled enterprises or financial institutions and debt securities issued by financial institutions and other Korean banks as of December 31, 2008. Interest and dividends on trading securities increased 14.2% from ~~W~~247 billion in 2007 to ~~W~~282 billion in 2008. This increase was primarily due to an increase of 57 basis points in average yields on such securities from 4.87% in 2007 to 5.44% in 2008, primarily due to the general rise in market interest rates in Korea for debt securities.

Interest Expense.  Interest expense increased 40.0% from ~~W~~6,687 billion in 2007 to ~~W~~9,360 billion in 2008, primarily due to a 52.8% increase in interest expense on deposits, which was enhanced by a 35.6% increase in interest expense on long-term debt. The average balance of our interest bearing liabilities increased 17.8% from ~~W~~175,946 billion in 2007 to ~~W~~207,335 billion in 2008, principally as a result of increases in deposits and long-term debt, which was enhanced by a 71 basis point increase in the average cost of our interest bearing liabilities from 3.80% in 2007 to 4.51% in 2008.

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

Net interest margin.  Our overall net interest margin decreased from 3.17% in 2007 to 2.83% in 2008, as the increase in the average volume of interest earning assets outpaced the increase in our net interest income. The average volume of our interest earning assets increased 16.9% from ~~W~~192,610 billion in 2007 to ~~W~~225,102 billion in 2008, while net interest income increased 4.5% from ~~W~~6,105 billion in 2007 to ~~W~~6,377 billion in 2008. However, the net interest spread declined from 2.84% in 2007 to 2.48% in 2008. The decline in net interest spread reflected a larger increase in the average cost of our interest bearing liabilities (including as a result of sharp growth in the average volume of other time deposits, where the increase in average cost was also relatively large) relative to the increase in the average yield on our interest earning assets (which was slowed by a relatively small increase in the average yield on commercial and industrial loans and other consumer loans, where the growth in average volume was relatively large), primarily reflecting the continuing rate-based competition in the Korean banking industry for the marketing of both loan and deposit products.

Provision for Credit Losses

For a discussion of our loan loss provisioning policy, see “Item 4B. Business Overview — Assets and Liabilities — Loan Portfolio — Provisioning Policy.”

Comparison of 2009 to 2008

Our provision for credit losses decreased 4.7% from ~~W~~2,313 billion in 2008 to ~~W~~2,204 billion in 2009, primarily due to a decrease in our provision for credit losses on off-balance sheet credit instruments, which reflected a decrease in the maximum aggregate potential amount of future payments under guarantees and commercial letters of credit.

Our loan charge-offs, net of recoveries, increased 99.3% from ~~W~~966 billion in 2008 to ~~W~~1,925 billion in 2009. Such increase was attributable mainly to a ~~W~~650 billion increase in net charge-offs of corporate loans, including primarily loans to small- and medium-sized enterprises, as a result of the continuing deterioration in the asset quality of such loans in 2009.

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

	As of December 31,
	2007	2008	2009

Impaired loans as a percentage of total corporate loans	2.5%	3.7%	3.5%
Allowance for loan losses as a percentage of total corporate loans	1.7	2.7	3.1
Allowance for loan losses as a percentage of impaired loans	53.0	45.1	47.6

During 2009, impaired loans as a percentage of total corporate loans decreased, while the level of allowance for loan losses as a percentage of both total corporate loans and impaired loans increased. Although significant charge-offs resulted in a decrease in the overall outstanding balance of impaired loans as a percentage of total corporate loans, the deterioration in the asset quality of small- and medium-sized enterprise loans led to a worse overall mix of impaired loans, resulting in an increase in allowance for loan losses as a percentage of both total corporate loans and impaired loans.

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

	As of December 31,
	2007	2008	2009

Non-performing loans as a percentage of total consumer loans	0.4%	0.3%	0.3%
Allowance for loan losses as a percentage of total consumer loans	0.6	0.5	0.6
Allowance for loan losses as a percentage of non-performing consumer loans	16.1	17.2	19.7

During 2009, non-performing consumer loans as a percentage of total consumer loans remained relatively constant. However, a deterioration in the asset quality of our existing non-performing consumer loans led to a worse overall mix of non-performing consumer loans, which caused the level of allowance for loan losses as a percentage of both total consumer loans and non-performing consumer loans to increase.

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

Non-Interest Income

The following table shows, for the periods indicated, the components of our non-interest income:

	Year Ended December 31,						Year Ended December 31,
	2007		2008		2009		2008/2007	2009/2008
	(In billions of Won)						(% Change)

Credit card merchant fees	~~W~~	976	~~W~~	1,034	~~W~~	1,090	5.9%	5.4%
Other fees and commission income (excluding credit card merchant fees)		1,448		1,347		1,260	(7.0)	(6.5)
Net trading revenue		41		104		165	153.7	58.7
Trust fees, net		159		165		189	3.8	14.5
Net gain on investments		1,017		90		267	(91.2)	196.7
Other non-interest income		372		212		542	(43.0)	155.7

Total non-interest income	~~W~~	4,013	~~W~~	2,952	~~W~~	3,513	(26.4)	19.0

Comparison of 2009 to 2008

Non-interest income increased 19.0% from ~~W~~2,952 billion in 2008 to ~~W~~3,513 billion in 2009. This increase was attributable primarily to:

•	a ~~W~~330 billion increase in other non-interest income from ~~W~~212 billion in 2008 to ~~W~~542 billion in 2009; and

•	a ~~W~~177 billion increase in net gain on investments from ~~W~~90 billion in 2008 to ~~W~~267 billion in 2009.

Other non-interest income consists mainly of gains on hedge activities, recovery on non-performing loans that were written off and gains on sales of loans. The 155.7% increase in other non-interest income was attributable principally to a ~~W~~246 billion increase in gains on hedge activities. However, such increase was mostly offset by a corresponding increase in losses on hedge activities, which is recorded as other non-interest expense.

The 196.7% increase in net gain on investments was attributable mainly to an increase in gains on disposal of investment securities, principally gains from the disposal of our shares in Hyundai Engineering and Construction Co., Ltd. in the first half of 2009.

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

Non-Interest Expense

The following table shows, for the periods indicated, the components of our non-interest expense:

	Year Ended December 31,						Year Ended December 31,
	2007		2008		2009		2008/2007	2009/2008
	(In billions of Won)						(% Change)

Salaries and employee benefits	~~W~~	2,281	~~W~~	2,335	~~W~~	2,218	2.4%	(5.0)%
Other administrative expenses		836		875		857	4.7	(2.1)
Other fees and commissions		729		827		870	13.4	5.2
Depreciation and amortization		419		407		431	(2.9)	5.9
Credit card fees		338		374		417	10.7	11.5
Other non-interest expenses		532		503		949	(5.5)	88.7

Total non-interest expense	~~W~~	5,135	~~W~~	5,321	~~W~~	5,742	3.6	7.9

Comparison of 2009 to 2008

Non-interest expense increased 7.9% from ~~W~~5,321 billion in 2008 to ~~W~~5,742 billion in 2009. This increase was primarily due to a ~~W~~446 billion increase in other non-interest expenses, which was partially offset by a ~~W~~117 billion decrease in salaries and employee benefits.

Other non-interest expenses include losses on hedge activities, provision for other losses, losses on sales of loans, losses on the disposal of premises and equipment, tax expenses other than income tax, insurance expense, donations and penalties. The 88.7% increase in other non-interest expenses was attributable principally to a ~~W~~236 billion increase in losses on hedge activities, as well as a ~~W~~188 billion increase in provision for other losses. The increase in losses on hedge activities, however, was more than offset by a corresponding increase in gains on hedge activities, which is recorded as other non-interest income.

The 5.0% decrease in salaries and employee benefits was due mainly to a decrease in special termination benefits paid in connection with our voluntary early retirement program, which reflected a decrease in the number of employees who accepted early retirement in 2009 compared to 2008.

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

The 2.4% increase in salaries and employee benefits was due mainly to an increase in special termination benefits due to the increased number of employees who accepted early retirement in 2008.

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

Income Tax Expense

Comparison of 2009 to 2008

Income tax expense decreased 54.4% from ~~W~~454 billion in 2008 to ~~W~~207 billion in 2009 primarily as a result of a decrease in earnings from 2008 to 2009, as well as a decrease in the statutory tax rate applicable to us. The statutory tax rate applicable to us decreased from approximately 27.5% in 2008 to approximately 24.2% in 2009. Our effective tax rate was 25.4% in 2008 and 22.4% in 2009.

Comparison of 2008 to 2007

Income tax expense decreased 62.4% from ~~W~~1,206 billion in 2007 to ~~W~~454 billion in 2008, although our deferred income tax assets decreased in 2008, primarily as a result of a decrease in earnings from 2007 to 2008. The statutory tax rate applicable to us was approximately 27.5% in 2007 and 2008. Our effective tax rate was 24.3% in 2007 and 25.4% in 2008.

Net Income

As a result of the above, our net income was ~~W~~719 billion in 2009, compared to ~~W~~1,333 billion in 2008 and ~~W~~3,759 billion in 2007.

Results under Korean GAAP by Principal Business Segment

We are organized into four major business segments: retail banking, credit card operations, corporate banking and capital markets. The following discussion is based upon our internal management account information, prepared based on Korean GAAP. The income statement data presented below for the year ended December 31, 2008 have been calculated using (i) the consolidated income statement data of Kookmin Bank for the period between January 1, 2008 and June 30, 2008 (for which consolidated net income was ~~W~~1,263 billion under Korean GAAP), and (ii) our consolidated income statement data for the period between September 29, 2008 and December 31, 2008 (for which consolidated net income was ~~W~~610 billion under Korean GAAP), which includes the results of Kookmin Bank and its subsidiaries from July 1, 2008 to September 28, 2008 because the acquisition cost of Kookmin Bank and its subsidiaries in connection with the comprehensive stock transfer pursuant to which we were established was determined as the net asset amount of Kookmin Bank and its subsidiaries as of June 30, 2008 based on Korean GAAP.

The following table shows, for the periods indicated, our results of operation by segment based on this information:

	Net Income(1)						Total Revenue
	Year Ended December 31,						Year Ended December 31,
	2007		2008		2009		2007		2008		2009
	(In billions of Won)

Retail banking	~~W~~	1,338	~~W~~	1,247	~~W~~	844	~~W~~	11,466	~~W~~	13,221	~~W~~	10,768
Credit card operations		505		350		454		2,239		2,421		2,559
Corporate banking		414		(146)		(35)		7,048		10,795		9,117
Capital markets		(19)		86		83		9,020		35,060		19,509
Other		622		668		(143)		3,482		4,345		2,863

Total(2)	~~W~~	2,860	~~W~~	2,205	~~W~~	1,203	~~W~~	33,255	~~W~~	65,842	~~W~~	44,816

(1)	After deduction of income tax allocated proportionately among each segment.

(2)	Prior to elimination for consolidation, inter-segment transactions and certain differences in classification under our management reporting system.

Retail Banking

Our retail banking segment products include mortgage and home equity loans and other consumer loans, deposits and other savings products. The following table shows, for the periods indicated, our income statement data for this segment:

	Year Ended December 31,						Year Ended December 31,
	2007		2008		2009		2008/2007	2009/2008
	(In billions of Won)						(% Change)

Income statement data:
Interest income	~~W~~	10,305	~~W~~	12,225	~~W~~	9,890	18.6%	(19.1)%
Interest expense		7,351		9,257		7,450	25.9	(19.5)
Provision for credit losses		84		203		264	141.7	30.0
Non-interest income		1,161		996		878	(14.2)	(11.8)
Non-interest expense including depreciation and amortization		2,177		2,042		1,890	(6.2)	(7.4)

Net income before tax		1,854		1,719		1,164	(7.3)	(32.3)
Income tax(1)		516		472		320	(8.5)	(32.2)

Net income	~~W~~	1,338	~~W~~	1,247	~~W~~	844	(6.8)	(32.3)

(1)	Portion of income tax allocated to this segment based on income before tax.

Comparison of 2009 to 2008

Our net income before tax for this segment decreased 32.3% from ~~W~~1,719 billion in 2008 to ~~W~~1,164 billion in 2009.

Interest income from our retail banking activities decreased 19.1% from ~~W~~12,225 billion in 2008 to ~~W~~9,890 billion in 2009. This decrease was primarily due to a decrease in average interest rates in respect of retail loans from 7.27% in 2008 to 5.29% in 2009, principally as a result of the lower interest rate environment in Korea in 2009, the effect of which was partially offset by a 4.5% increase in the average volume of retail loans from ~~W~~93,781 billion in 2008 to ~~W~~98,018 billion in 2009, reflecting an increase in demand for such loans, in particular for mortgage and home equity loans.

Our largest and most important funding source is deposits from retail customers, which represents more than half of our total deposits. Interest expense in the retail banking segment decreased 19.5% from ~~W~~9,257 billion in 2008 to ~~W~~7,450 billion in 2009, due primarily to a decrease in average rates on deposit and savings products from 3.73% in 2008 to 3.24% in 2009, the effect of which was partially offset by a 5.5% increase in the average volume of deposit and savings products from ~~W~~88,953 billion in 2008 to ~~W~~93,866 billion in 2009.

Provision for credit losses on retail loans increased 30.0% from ~~W~~203 billion in 2008 to ~~W~~264 billion in 2009, reflecting increases in delinquencies and non-performing loans in our retail loan portfolio due to the adverse economic conditions in Korea, as well as an increase in the outstanding volume of our retail loans.

Non-interest income decreased 11.8% from ~~W~~996 billion in 2008 to ~~W~~878 billion in 2009, primarily due to a decrease in fees from sales of beneficiary certificates.

Non-interest expense decreased 7.4% from ~~W~~2,042 billion in 2008 to ~~W~~1,890 billion in 2009, mainly as a result of decreased labor costs in this segment.

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

Credit Card Operations

Our credit card segment handles our credit card activities. The following table shows, for the periods indicated, our income statement data for this segment:

	Year Ended December 31,						Year Ended December 31,
	2007		2008		2009		2008/2007	2009/2008
	(In billions of Won)						(% Change)

Income statement data:
Interest income	~~W~~	1,997	~~W~~	2,115	~~W~~	2,288	5.9%	8.2%
Interest expense		449		615		464	37.0	(24.6)
Provision for credit losses		19		98		266	415.8	171.4
Non-interest income		241		306		271	27.0	(11.4)
Non-interest expense including depreciation and amortization		1,064		1,225		1,203	15.1	(1.8)

Net income (loss) before tax		706		483		626	(31.6)	29.6
Income tax(1)		201		133		172	(33.8)	29.3

Net income (loss)	~~W~~	505	~~W~~	350	~~W~~	454	(30.7)	29.7

(1)	Portion of income tax allocated to this segment based on income before tax.

Comparison of 2009 to 2008

Our net income before tax for this segment increased 29.6% from ~~W~~483 billion in 2008 to ~~W~~626 billion in 2009.

Interest income from our credit card operations increased 8.2% from ~~W~~2,115 billion in 2008 to ~~W~~2,288 billion in 2009. This increase was primarily due to a 4.1% increase in the average volume of our credit card receivables from ~~W~~10,917 billion in 2008 to ~~W~~11,365 billion in 2009, which reflected our continuing marketing efforts to procure new credit card subscribers, the effect of which was enhanced by an increase in the average interest rates in respect of such outstanding balances from 21.70% in 2008 to 22.20% in 2009.

Interest expense decreased 24.6% from ~~W~~615 billion in 2008 to ~~W~~464 billion in 2009 principally due to a decrease in the average interest rates of inter-segment borrowings in line with the lower interest rate environment in Korea, the effect of which was partially offset by an increase in the average volume of such borrowings to support our credit card operations.

Provision for credit losses increased 171.4% from ~~W~~98 billion in 2008 to ~~W~~266 billion in 2009. This increase was primarily the result of a deterioration in the overall asset quality of our credit card portfolio due to the adverse economic conditions in Korea.

Non-interest income decreased 11.4% from ~~W~~306 billion in 2008 to ~~W~~271 billion in 2009. This decrease was principally attributable to gains from disposal of our shares of Visa Inc. and Mastercard Inc. in 2008, which were not repeated in 2009.

Non-interest expense decreased 1.8% from ~~W~~1,225 billion in 2008 to ~~W~~1,203 billion in 2009, primarily due to a decrease in marketing expenses resulting from our cost-cutting efforts in 2009.

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

Corporate Banking

Our corporate banking segment handles our transactions with private and public enterprises. Activities within the segment include loans, overdrafts and other credit facilities, deposits in Won and foreign currencies and foreign currency activities. The following table shows, for the periods indicated, our income statement data for this segment:

	Year Ended December 31,						Year Ended December 31,
	2007		2008		2009		2008/2007		2009/2008
	(In billions of Won)						(% Change)

Income statement data:
Interest income	~~W~~	6,373	~~W~~	9,551	~~W~~	8,379	49.9%		(12.3)%
Interest expense		5,281		8,207		6,557	55.4		(20.1)
Provision for credit losses		416		1,351		1,392	224.8		3.0
Non-interest income		676		1,244		739	84.0		(40.6)
Non-interest expense including depreciation and amortization		767		1,439		1,218	87.6		(15.4)

Net income (loss) before tax		585		(202)		(49)	N/M	(2)	(75.7)
Income tax(1)		171		(56)		(14)	N/M	(2)	(75.0)

Net income	~~W~~	414	~~W~~	(146)	~~W~~	(35)	N/M	(2)	(76.0)

(1)	Portion of income tax allocated to this segment based on income before tax.

(2)	N/M = not meaningful.

Comparison of 2009 to 2008

Our net loss before tax for this segment decreased 75.7% from ~~W~~202 billion in 2008 to ~~W~~49 billion in 2009.

Interest income from our corporate banking activities decreased 12.3% from ~~W~~9,551 billion in 2008 to ~~W~~8,379 billion in 2009. This decrease was primarily due to a decrease in average interest rates on corporate loans, reflecting the lower interest rate environment in Korea in 2009, the effect of which was partially offset by a 10.6% increase in the average volume of corporate loans from ~~W~~72,683 billion in 2008 to ~~W~~80,400 billion in 2009, mainly as a result of increased lending to small- and medium-sized enterprises primarily due to policies and initiatives introduced by the Korean government to encourage Korean banks to provide financial support to small-and medium-sized enterprises.

Interest expense decreased 20.1% from ~~W~~8,207 billion in 2008 to ~~W~~6,557 billion in 2009. This decrease was primarily due to a decrease in the average interest rates on inter-segment borrowings in line with the lower interest rate environment, the effect of which was partially offset by an increase in the average volume of such borrowings to support our corporate lending growth.

Provision for credit losses on commercial loans increased 3.0% from ~~W~~1,351 billion in 2008 to ~~W~~1,392 billion in 2009, primarily as a result of increases in delinquencies and non-performing loans in our corporate loan portfolio, in particular loans to small- and medium-sized enterprises due to the adverse economic conditions in Korea, as well as an increase in corporate lending volume.

Non-interest income decreased 40.6% from ~~W~~1,244 billion in 2008 to ~~W~~739 billion in 2009. This decrease was mainly due to a decrease in gain on foreign currency transactions, which mainly reflected reduced exchange rate volatility and transaction volume.

Non-interest expense decreased 15.4% from ~~W~~1,439 billion in 2008 to ~~W~~1,218 billion in 2009, principally as a result of a decrease in loss on foreign exchange transactions, which mainly reflected reduced exchange rate volatility and transaction volume.

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

Provision for credit losses on commercial loans increased 224.8% from ~~W~~416 billion in 2007 to ~~W~~1,351 billion in 2008, primarily as a result of increases in delinquencies and non-performing loans in our corporate loan portfolio, in particular loans to small- and medium-sized enterprises (including in the construction sector) due to the adverse economic conditions in Korea, as well as a significant increase in corporate lending volume.

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

Capital Markets

Our capital markets segment handles our treasury activities and dealing of trading and investment securities as well as raising foreign currency funding through debentures and borrowings in foreign currencies. The following table shows, for the periods indicated, our income statement data for this segment:

	Year Ended December 31,						Year Ended December 31,
	2007		2008		2009		2008/2007		2009/2008
	(In billions of Won)						(% Change)

Income statement data:
Interest income	~~W~~	3,459	~~W~~	4,353	~~W~~	3,846	25.8%		(11.6)%
Interest expense		3,517		4,205		3,702	19.6		(12.0)
Provision for credit losses		—		13		53	—		307.7
Non-interest income		5,561		30,707		15,663	452.2		(49.0)
Non-interest expense including depreciation and amortization		5,529		30,724		15,640	455.7		(49.1)

Net income (loss) before tax		(26)		118		114	N/M	(2)	(3.4)
Income tax(1)		(7)		32		31	N/M	(2)	(3.1)

Net income	~~W~~	(19)	~~W~~	86	~~W~~	83	N/M	(2)	(3.5)

(1)	Portion of income tax allocated to this segment based on income before tax.

(2)	N/M = not meaningful.

Comparison of 2009 to 2008

Our net income before tax for this segment decreased 3.4% from ~~W~~118 billion in 2008 to ~~W~~114 billion in 2009.

Interest income decreased 11.6% from ~~W~~4,353 billion in 2008 to ~~W~~3,846 billion in 2009, primarily due to a decrease in the average interest rates on our investment and trading securities, which reflected the lower interest rate environment in Korea in 2009. This decrease was partially offset by an increase in the average volume of our investment and trading securities, which mainly reflected our increased purchases of Korean treasury securities and debt securities issued by government agencies and financial institutions.

Interest expense decreased 12.0% from ~~W~~4,205 billion in 2008 to ~~W~~3,702 billion in 2009, primarily due to a decrease in interest expense relating to borrowings in both Won and foreign currencies, which reflected the lower interest rate environment, the effect of which was partially offset by an increase in the average volume of our long-term debt mainly as a result of our increased funding needs.

Non-interest income decreased 49.0% from ~~W~~30,707 billion in 2008 to ~~W~~15,663 billion in 2009, primarily due to a 53.3% decrease in revenues and valuation gains on derivatives from ~~W~~23,888 billion in 2008 to ~~W~~11,158 billion in 2009, which resulted mainly from reduced foreign exchange and interest rate volatility and transaction volume.

Non-interest expense decreased 49.1% from ~~W~~30,724 billion in 2008 to ~~W~~15,640 billion in 2009, primarily due to a 61.8% decrease in losses (including valuation losses) on derivatives from ~~W~~23,636 billion in 2008 to ~~W~~9,027 billion in 2009, which resulted mainly from reduced foreign exchange and interest rate volatility and transaction volume.

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

Other

“Other” includes our “back office” administrative operations, operations of our consolidated subsidiaries other than Kookmin Bank (including our guaranteed trust accounts), certain income or expenses related to our inter-segment transactions and other income or expenses (including severance payments) that cannot be categorized in other segments. The following table shows, for the periods indicated, our income statement data for this segment:

	Year Ended December 31,						Year Ended December 31,
	2007		2008		2009		2008/2007	2009/2008
	(In billions of Won)						(% Change)

Income statement data
Interest income	~~W~~	1,339	~~W~~	1,385	~~W~~	136	3.4%	(90.2)%
Interest expense		342		564		593	64.9	5.1
Provision for credit losses		28		163		324	482.1	98.8
Non-interest income		2,143		2,960		2,727	38.1	(7.9)
Non-interest expense including depreciation and amortization		1,587		2,855		2,554	79.9	(10.5)

Net income (loss) before tax		1,525		763		(608)	(50.0)	N/M	(2)
Income tax(1)		903		95		(465)	(89.5)	N/M	(2)

Net income	~~W~~	622	~~W~~	668	~~W~~	(143)	7.4	N/M	(2)

(1)	Portion of income tax allocated to this segment based on income before tax.

(2)	N/M = not meaningful.

Comparison of 2009 to 2008

Our net income before tax for this segment changed from net income of ~~W~~763 billion in 2008 to a net loss of ~~W~~608 billion in 2009.

Interest income decreased 90.2% from ~~W~~1,385 billion in 2008 to ~~W~~136 billion in 2009. This decrease was primarily due to a decrease in income from inter-segment transactions attributable to this segment resulting from the earlier adjustment of interest rates on inter-segment interest earning assets compared to interest rates on inter-segment interest bearing liabilities in the context of the lower interest rate environment in 2009.

Interest expense increased 5.1% from ~~W~~564 billion in 2008 to ~~W~~593 billion in 2009 due mainly to an increase in the average volume of secured borrowings attributable to this segment.

Non-interest income decreased 7.9% from ~~W~~2,960 billion in 2008 to ~~W~~2,727 billion in 2009 primarily due to a decrease in gains on our investments accounted for under the equity method.

Non-interest expense decreased 10.5% from ~~W~~2,855 billion in 2008 to ~~W~~2,554 billion in 2009 primarily due to a decrease in expenses relating to our “back office” administrative operations resulting from our cost-cutting efforts in 2009.

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

Item 5B.	Liquidity and Capital Resources

Financial Condition

Assets

The following table sets forth, as of the dates indicated, the principal components of our assets:

	As of December 31,						% Change
	2007		2008		2009		2008/2007	2009/2008
	(In billions of Won)

Cash and cash equivalents	~~W~~	2,770	~~W~~	3,073	~~W~~	2,696	10.9%	(12.3)%
Restricted cash		3,996		4,794		6,050	20.0	26.2
Interest-bearing deposits in other banks		69		235		467	240.6	98.7
Call loans and securities purchased under resale agreements		1,628		1,407		2,036	(13.6)	44.7
Trading assets		6,594		13,095		7,721	98.6	(41.0)
Investments(1)		24,685		29,209		33,245	18.3	13.8
Loans:
Domestic:
Commercial:
Commercial and industrial		60,945		75,140		74,611	23.3	(0.7)
Construction		8,843		10,052		8,097	13.7	(19.4)
Lease financing		—		—		—	—	—
Other commercial		1,797		2,951		2,178	64.2	(26.2)

Total commercial		71,585		88,143		84,886	23.1	(3.7)

Consumer:
Credit cards		10,429		11,523		11,368	10.5	(1.3)
Mortgage and home equity		65,819		69,924		70,678	6.2	1.1
Other consumer		23,020		27,592		26,949	19.9	(2.3)

Total consumer		99,268		109,039		108,995	9.8	0.0

Total domestic		170,853		197,182		193,881	15.4	(1.7)

Foreign:
Commercial and industrial		1,336		2,455		2,344	83.8	(4.5)
Total foreign		1,336		2,455		2,344	83.8	(4.5)
Deferred origination costs		396		473		570	19.4	20.5
Less allowance for loan losses		(1,864)		(3,043)		(3,341)	63.3	9.8

Total loans		170,721		197,067		193,454	15.4	(1.8)

Due from customers on acceptances		1,106		2,063		1,895	86.5	(8.1)
Premises and equipment, net		1,660		1,775		1,617	6.9	(8.9)
Accrued interest and dividends receivable		899		1,124		1,029	25.0	(8.5)
Security deposits		1,335		1,428		1,406	7.0	(1.5)
Goodwill and other intangible assets		577		786		771	36.2	(1.9)
Other assets		1,643		2,271		1,468	38.2	(35.4)

Total assets	~~W~~	217,683	~~W~~	258,327	~~W~~	253,855	18.7	(1.7)

(1)	Consists of available-for-sale securities, held-to-maturity securities, venture capital securities and other securities.

Comparison of 2009 to 2008

Our assets decreased 1.7% from ~~W~~258,327 billion as of December 31, 2008 to ~~W~~253,855 billion as of December 31, 2009, primarily due to decreases in trading assets and commercial loans, the effects of which were partially offset by increases in investments and restricted cash.

Our loans (net of loan loss allowances) decreased 1.8% from ~~W~~197,067 billion as of December 31, 2008 to ~~W~~193,454 billion as of December 31, 2009. Commercial loans decreased 3.7% from ~~W~~88,143 billion as of December 31, 2008 to ~~W~~84,886 billion as of December 31, 2009.

Trading assets decreased 41.0% from ~~W~~13,095 billion as of December 31, 2008 to ~~W~~7,721 billion as of December 31, 2009. Investments increased 13.8% from ~~W~~29,209 billion as of December 31, 2008 to ~~W~~33,245 billion as of December 31, 2009. Restricted cash increased 26.2% from ~~W~~4,794 billion as of December 31, 2008 to ~~W~~6,050 billion as of December 31, 2009.

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

Liabilities and Equity

The following table sets forth, as of the dates indicated, the principal components of our liabilities and our equity:

	As of December 31,						% Change
	2007		2008		2009(1)		2008/2007	2009/2008
	(In billions of Won)

Deposits
Interest bearing	~~W~~	134,760	~~W~~	155,263	~~W~~	166,079	15.2%	7.0%
Non-interest bearing		3,678		3,438		3,104	(6.5)	(9.7)
Call money		794		3,444		1,365	333.8	(60.4)
Trading liabilities		1,812		8,191		4,246	352.0	(48.2)
Acceptances outstanding		1,106		2,063		1,895	86.5	(8.1)
Other borrowed funds		7,776		10,527		8,176	35.4	(22.3)
Accrued interest payable		4,196		4,961		3,819	18.2	(23.0)
Secured borrowings		6,315		5,880		4,670	(6.9)	(20.6)
Long-term debt		36,307		45,148		39,570	24.4	(12.4)
Other liabilities		3,953		3,817		3,355	(3.4)	(12.1)

Total liabilities		200,697		242,732		236,279	20.9	(2.7)

Common stock		1,682		1,782		1,932	5.9	8.4
Additional paid-in capital		5,405		6,253		7,200	15.7	15.1
Other		9,879		7,560		8,407	(23.5)	11.2

Stockholders’ equity		16,966		15,595		17,539	(8.1)	12.5
Noncontrolling interests(1)		20		—		37	(100.0)	N/M (2)

Total equity		16,986		15,595		17,576	(8.2)	12.7

Total liabilities and equity	~~W~~	217,683	~~W~~	258,327	~~W~~	253,855	18.7%	(1.7)%

(1)	On January 1, 2009, we adopted ASC 810-10-45-15. As a result, minority interests have been recharacterized as noncontrolling interests and reclassified as a component of equity. Corresponding items for prior periods have been restated accordingly.

(2)	N/M = not meaningful.

Comparison of 2009 to 2008

Our total liabilities decreased 2.7% from ~~W~~242,732 billion as of December 31, 2008 to ~~W~~236,279 billion as of December 31, 2009, principally due to decreases in long-term debt, trading liabilities, other borrowed funds and call money, which were partially offset by an increase in interest bearing deposits.

Long term debt decreased 12.4% from ~~W~~45,148 billion as of December 31, 2008 to ~~W~~39,570 billion as of December 31, 2009.

Trading liabilities decreased 48.2% from ~~W~~8,191 billion as of December 31, 2008 to ~~W~~4,246 billion as of December 31, 2009.

Other borrowed funds decreased 22.3% from ~~W~~10,527 billion as of December 31, 2008 to ~~W~~8,176 billion as of December 31, 2009.

Call money decreased 60.4% from ~~W~~3,444 billion as of December 31, 2008 to ~~W~~1,365 billion as of December 31, 2009.

Interest bearing deposits increased 7.0% from ~~W~~155,263 billion as of December 31, 2008 to ~~W~~166,079 billion as of December 31, 2009.

Our total equity increased by 12.7% from ~~W~~15,595 billion as of December 31, 2008 to ~~W~~17,576 billion as of December 31, 2009. This increase resulted primarily from our issuance in September 2009 of 30,000,000 new shares of our common stock (including 2,775,585 new shares in the form of ADSs) at a subscription price of ~~W~~37,250 per share (and US$29.95 per ADS), pursuant to a rights offering to our existing shareholders, as well as an increase in retained earnings due to our net income in 2009.

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

Our total equity decreased by 8.2% from ~~W~~16,986 billion as of December 31, 2007 to ~~W~~15,595 billion as of December 31, 2008. This decrease resulted primarily from an increase in treasury stock, which reflected shares of our common stock acquired by our consolidated subsidiaries in connection with the “comprehensive stock transfer” under Korean law pursuant to which we were established. See “Item 4A. History and Development of the Company — The Establishment of KB Financial Group.” The effect of such increase in treasury stock was partially offset by an increase in our additional paid-in capital, which reflected the issuance of additional shares of our common stock in connection with the comprehensive stock transfer.

Liquidity

Our primary source of funding (which includes deposits, long-term debt, borrowings from the Bank of Korea and other short-term borrowings, secured borrowings and call money) has historically been and continues to be customer deposits. Deposits amounted to ~~W~~138,438 billion, ~~W~~158,701 billion and ~~W~~169,183 billion as of December 31, 2007, 2008 and 2009, which represented approximately 73.0%, 70.9% and 75.9% of our total funding, respectively. We have been able to use customer deposits to finance our operations generally, including meeting a portion of our liquidity requirements. We also use cash and cash equivalents, payments on loans and sales of short-term securities to meet our liquidity needs. Other sources of liquidity available to us include call money, borrowings from the Bank of Korea and other short-term borrowings which amounted to ~~W~~8,570 billion, ~~W~~13,971 billion and ~~W~~9,541 billion as of December 31, 2007, 2008 and 2009 and represented 4.5%, 6.3% and 4.3% of our total funding, respectively. These types of borrowings have maturities of less than one year. For a more detailed description of our funding sources, see “Item 4B. Business Overview — Funding.”

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

We are a financial holding company, and substantially all of our operations are in our subsidiaries. Accordingly, we rely on distributions from our subsidiaries, direct borrowings and issuances of debt and equity securities to fund our liquidity obligations. Following our establishment as a financial holding company in September 2008, we received aggregate dividends of ~~W~~98 billion from our subsidiaries in 2009. See “Item 3D. Risk Factors — Risks relating to our financial holding company structure and strategy.”

Contractual Cash Obligations

The following table sets forth our contractual cash obligations (excluding short-term borrowings) as of December 31, 2009.

	Payments Due by Period
									More
									Than
	Total		1 Year or Less		1-3 Years		3-5 Years		5 Years
	(In billions of Won)

Long-term debt obligations(1)(2)	~~W~~	47,395	~~W~~	15,793	~~W~~	16,248	~~W~~	7,523	~~W~~	7,831
Secured borrowings(2)(3)		2,947		430		331		1,408		778
Operating lease obligations(4)		212		108		89		13		2
Capital lease obligations		27		27		—		—		—
Deposits(5)(6)		120,432		112,043		4,924		2,532		933

Total	~~W~~	171,013	~~W~~	128,401	~~W~~	21,592	~~W~~	11,476	~~W~~	9,544

(1)	Long-term debt includes senior debt and subordinated debt, as contained in Note 17 to our consolidated financial statements.

(2)	Includes estimated future interest payments, which have been estimated using contractual interest rates and scheduled contractual maturities of the outstanding debt obligations and borrowings as of December 31, 2009. In order to calculate future interest payments on debt with floating rates, we used contractual interest rates as of December 31, 2009.

(3)	Excluding securities sold under repurchase agreements.

(4)	This line item is not included within our consolidated balance sheet.

(5)	Excluding demand deposits and savings deposits.

(6)	Includes estimated future interest payments, which have been estimated using the weighted average interest rates paid for 2009 for each deposit product category and their scheduled contractual maturities.

Commitments and Guarantees

The following table sets forth our commitments and guarantees as of December 31, 2009. These commitments, apart from certain guarantees and acceptances, are not included within our consolidated balance sheet. Guarantees are recorded at their fair value at inception, which is amortized over the life of guarantees.

	Payments Due by Period
			Less						More
			Than						Than
	Total		1 Year		1-3 Years		3-5 Years		5 Years
	(In billions of Won)

Financial guarantees	~~W~~	596	~~W~~	293	~~W~~	301	~~W~~	1	~~W~~	1
Performance guarantees		5,630		3,682		1,866		82		—
Liquidity facilities to special purpose entities(1)		1,575		470		1,015		90		—
Trust fund guarantees		2,869		506		430		326		1,607

Total	~~W~~	10,670	~~W~~	4,951	~~W~~	3,612	~~W~~	499	~~W~~	1,608

(1)	Represents irrevocable commitments to provide contingent liquidity credit lines to special purpose entities for which we serve as the administrator. See Note 31 of the notes to our consolidated financial statements.

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

As of December 31, 2009, Kookmin Bank’s capital adequacy ratio was 14.04%, compared to 13.18% as of December 31, 2008 (in each case, calculated in accordance with Basel II). This increase was primarily due to Kookmin Bank’s issuances of subordinated notes in the amount of ~~W~~1.0 trillion and hybrid Tier I securities in the amount of ~~W~~1.0 trillion, as well as a ~~W~~0.3 trillion increase in paid-in capital resulting from our purchase of new common shares issued by Kookmin Bank.

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

The following table sets forth a summary of Kookmin Bank’s capital and capital adequacy ratios as of December 31, 2007, 2008 and 2009.

	As of December 31,
	2007		2008(1)		2009(1)
	(In billions of Won, except percentage)

Tier I capital:	~~W~~	15,157	~~W~~	15,302	~~W~~	16,735
Paid-in capital		1,682		2,182		2,482
Capital reserves		6,097		6,092		6,090
Retained earnings		7,775		8,486		9,125
Noncontrolling interests in consolidated subsidiaries		44		—		7
Others		(441)		(1,458)		(969)
Tier II capital:		4,858		5,024		4,973
Revaluation reserves		177		177		177
Allowance for credit losses(2)		1,953		486		394
Hybrid debt		440		359		263
Subordinated debt(3)		2,227		4,745		4,316
Valuation gain on investment securities		61		161		169
Others		—		(904)		(346)
Investment in non-consolidated equity investees(4)		(129)		—		—
Subordinated notes from securitizations(5)		(252)		—		—
Total core and supplementary capital		19,634		20,326		21,708
Risk-weighted assets(6)		155,599		154,261		154,593
Credit risk:
On-balance sheet		148,631		129,037		132,845
Off-balance sheet		6,517		9,999		7,081
Market risk		451 (7)		2,069		2,072
Operational risk		—		13,156		12,595
Capital adequacy ratio		12.62%		13.18%		14.04%
Tier I capital		9.74		9.92		10.82
Tier II capital		2.88		3.26		3.22

(1)	Calculated in accordance with Basel II.

(2)	Reserves for possible credit losses in respect of credits classified as normal or precautionary are used to calculate Tier II capital only to the extent they represent up to 1.25% of risk-weighted assets.

(3)	Subordinated debt up to an amount equal to 50% of Tier I capital may be used in the calculation of Tier II capital.

(4)	Prior to 2008, equity investees engaged in banking and financial activities of which Kookmin Bank owned more than 15% were deducted from total capital. Beginning in 2008, such equity investees are deducted directly from Tier I and Tier II capital pursuant to the guidelines of the Financial Supervisory Service.

(5)	Prior to 2008, subordinated notes from securitizations were deducted from total capital. Beginning in 2008, such subordinated notes from securitizations are deducted directly from Tier I and Tier II capital pursuant to the guidelines of the Financial Supervisory Service.

(6)	Prior to the implementation of Basel II in 2008, risk-weighted assets were classified as credit risk-weighted assets and market risk-weighted assets. Beginning in 2008, under Basel II, risk-weighted assets are classified as credit risk-weighted assets, market risk-weighted assets and operational risk-weighted assets.

(7)	Represents amounts net of credit risk-weighted assets with respect to our trading activities account.

In June 2004, the Basel Committee for Banking Supervision published materials regarding Basel II. The Financial Supervisory Service provided Korean banks with related guidelines in October 2004 and implemented Basel II in Korea beginning on January 1, 2008.

Under Basel II, banks are permitted to follow either a standardized approach or an internal ratings-based approach with respect to calculating credit risk capital requirements. Kookmin Bank has voluntarily chosen to establish and follow an internal ratings-based approach, which is more risk-sensitive in assessing its credit risk capital requirements. In December 2007, the Financial Supervisory Service approved Kookmin Bank’s internal ratings-based approach for credit risk, and Kookmin Bank became the first Korean bank permitted to use such internal ratings-based approach. For regulatory reporting purposes, Kookmin Bank has implemented its internal ratings-based approach for credit risk with respect to retail and small and medium-sized enterprise loans and asset-backed securities from January 2008, large corporate loans from June 2008 and retail SOHO loans from December 2008. Kookmin Bank plans to further implement its internal ratings-based approach to other classes of credit risk exposure on a phased rollout basis in 2010 based on consultations with the Financial Supervisory Service and to implement its “Advanced Internal Ratings-based Approach” for credit risk for regulatory reporting purposes in the near future. A standardized approach will be used in measuring credit risk for those classes of exposure for which Kookmin Bank’s internal ratings-based approach has not yet been implemented, as well as for certain classes of exposure (including those to the government, public institutions and other banks) for which the internal ratings-based approach will not be applied. With respect to operational risk, Kookmin Bank implemented a standardized approach beginning in January 2008 and further implemented an “Advanced Measurement Approach” for regulatory reporting purposes beginning in January 2009.

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

In December 2009, the Basel Committee on Banking Supervision introduced a new set of measures to supplement Basel II which include, among others, a requirement for higher minimum capital, introduction of a leverage ratio as a supplementary measure to the capital adequacy ratio and flexible capital requirements for different phases of the economic cycle. After further impact assessment, the Basel Committee on Banking Supervision is expected to implement the new set of measures in 2012. The timing and scope of implementation of such measures in Korea remain uncertain. The implementation of such measures in Korea may have a significant effect on the capital requirements of Korean financial institutions, including us.

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

The following table sets forth a summary of our consolidated capital adequacy ratio as of December 31, 2008 and 2009, based on applicable Korean GAAP and regulatory reporting standards:

	As of December 31,
	2008		2009
	(In billions of Won)

Risk-weighted assets	~~W~~	187,086	~~W~~	182,664
Equity capital		21,937		24,360
Consolidated capital adequacy ratio		11.73%		13.34%

Recent Accounting Pronouncements

SFAS No. 141(R) — Business Combinations (ASC 805)

In December 2007, the FASB issued SFAS No. 141 (R), “Business Combinations” (ASC 805). This statement applies to all transactions or other events in which an entity obtains control of one or more businesses, including those sometimes referred to as “true mergers” or “mergers of equals” and combinations achieved without the transfer of consideration, for example, by contract alone or through the lapse of minority veto rights. This statement modifies the accounting for business combinations and requires, with limited exceptions, the acquirer in a business combination to recognize 100% of the assets acquired, liabilities assumed, and any noncontrolling interest in the acquiree at the acquisition-date fair value. In addition, this statement requires the expensing of acquisition-related transaction and restructuring costs, and certain contingent assets and liabilities acquired, as well as contingent consideration, to be recognized at fair value. This statement also modifies the accounting for certain acquired income tax assets and liabilities. We adopted this statement on January 1, 2009. Our adoption of this statement did not have a material impact on our consolidated financial condition, results of operations or cash flows.

SFAS No. 160 — Noncontrolling Interests in Consolidated Financial Statements (ASC 810)

In December 2007, the FASB issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements” (ASC 810). This statement applies to all entities that prepare consolidated financial statements, except not-for-profit organizations, but affects only those entities that have an outstanding noncontrolling interest in one or more subsidiaries or that deconsolidate a subsidiary. We adopted this statement on January 1, 2009. Our adoption of this statement did not have a material impact on our consolidated financial condition, results of operations or cash flows.

SFAS No. 161 — Disclosures About Derivative Instruments and Hedging Activities (ASC 815)

In March 2008, the FASB issued SFAS No. 161, “Disclosures About Derivative Instruments and Hedging Activities” (ASC 815). This statement establishes, among other things, the disclosure requirements for derivative instruments and hedging activities, and is effective for an entity’s first interim period beginning after November 15, 2008. Our adoption of this statement did not have a material effect on our consolidated financial condition, results of operations or cash flows.

FSP No. FAS 140-3 — Accounting for Transfers of Financial Assets and Repurchase Financing Transactions (ASC 860)

In February 2008, the FASB issued FASB Staff Position No. FAS 140-3, “Accounting for Transfers of Financial Assets and Repurchase Financing Transactions” (ASC 860). This statement applies to repurchase agreements that relate to previously transferred financial assets between the same counterparties that are entered into contemporaneously with, or in contemplation of, the initial transfer. We adopted this statement for new transactions entered into after January 1, 2009. Our adoption of this statement did not have a material effect on our consolidated financial condition, results of operations or cash flows.

SFAS No. 166 — Accounting for Transfers of Financial Assets (ASC 860)

In June 2009, the FASB issued SFAS No. 166, “Accounting for Transfers of Financial Assets, an amendment to FASB Statement No. 140.” This statement removed (1) the concept of a qualifying special purpose entity (“QSPE”) from SFAS No. 140 (ASC 860 — Transfers and Servicing) and (2) the exceptions from applying FASB Interpretation No. (“FIN”) 46 (R) (ASC 810 — Consolidation) to QSPEs. This statement amends SFAS No. 140 (ASC 860) to revise and clarify the derecognition requirements for transfers of financial assets and the initial measurement of beneficial interests that are received as proceeds by a transferor in connection with transfers of financial assets. This statement also requires additional disclosure about transfers of financial assets and a transferor’s continuing involvement with such transferred financial assets.

This statement became effective on January 1, 2010, at which time any QSPEs were to be evaluated for consolidation in accordance with SFAS No. 167, which amends FIN 46 (R) (ASC 810). However, the amendments on how to account for transfers of financial assets will apply prospectively to transfers occurring on or after the effective date. Our management is currently evaluating the impact of the adoption of this statement on our consolidated financial condition, results of operations and cash flows.

SFAS No. 167 — Amendments to FIN 46 (R) (ASC 810)

In June 2009, the FASB issued SFAS No. 167, “Amendments to FASB Interpretation No. 46 (R).” This statement amends FIN 46 (R) (ASC 810) to require ongoing assessments to determine whether an entity is a variable interest entity (“VIE”) and whether an enterprise is the primary beneficiary of a VIE. This statement also amends the guidance for determining which enterprise, if any, is the primary beneficiary of a VIE by requiring the enterprise to initially perform a qualitative analysis to determine if the enterprise’s variable interest or interests give it a controlling financial interest. Consolidation is based on a company’s ability to direct the activities of the entity that most significantly impact the entity’s economic performance. If a company has control and the right to receive benefits or the obligation to absorb losses which could potentially be significant to the VIE, then consolidation is required. This statement also requires additional disclosure about transfers of financial assets and a transferor’s continuing involvement with such transferred financial assets. This statement is effective from the first annual reporting period that begins after November 15, 2009, and for the interim and annual reporting periods thereafter with earlier application prohibited. This statement may be applied retrospectively in previously issued financial statements, with cumulative effects adjusted to retained earnings. Our management is currently evaluating the impact of the adoption of this statement on our consolidated financial condition, results of operations and cash flows.

ASU 2009-12 — Investments in Certain Entities that Calculate Net Asset Value per Share (ASC 820)

In September 2009, the FASB issued ASU 2009-12, “Fair Value Measurements and Disclosures: Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent)” (ASC 820). This statement offers guidance on how to use a net asset value per share to estimate the fair value on investments in investment vehicles such as hedge funds, private equity funds, real estate funds, venture capital funds, offshore fund vehicles and fund of funds. Investors may use net asset value to estimate the fair value of investments in investment companies that do not have a readily determinable fair value if the investees have the attributes of investment companies and the net asset values or their equivalents are calculated consistent with the AICPA Audit and Accounting Guide, Investment Companies, which generally requires investments to be measured at fair value. This approach is deemed to be a “practical expedient” for investors in investment companies as the U.S. GAAP fair-value measurement framework defines an asset’s fair value as its current exit price. This statement has limitations and disclosure requirements about the nature and terms of the investments within the scope of the new guidance. This statement became effective on December 31, 2009. Disclosure required by this statement is provided in Note 8 of the notes to our consolidated financial statements.

ASU 2010-06, Improving Disclosures about Fair Value Measurements (ASC 820)

In January 2010, the FASB issued ASU 2010-06, “Improving Disclosures about Fair Value Measurements” (ASC 820). This statement requires disclosure of the amounts of significant transfers in and out of Level 1 and 2 fair value measurements and description of the reasons for the transfers. The disclosures are effective for reporting periods beginning after December 15, 2009. Additionally, disclosures of the gross purchases, sales, issuances and settlements activity in Level 3 fair value measurements will be required for fiscal years beginning after December 15, 2010. Our management does not expect this new accounting guidance to have a material impact on our consolidated financial condition, results of operations or cash flows.

ASU 2010-11 — Scope Exception Related to Embedded Credit Derivatives (ASC 815)

In March 2010, the FASB issued ASU 2010-11, “Scope Exception Related to Embedded Credit Derivatives” (ASC 815). This statement clarifies that certain embedded derivatives, such as those contained in certain securitizations, collateralized debt obligations and structured notes, should be considered embedded credit derivatives subject to potential bifurcation and separated fair value accounting. This statement allows any beneficial interest issued by a securitization vehicle to be accounted for under the fair value option at transition. This new accounting guidance will become effective on July 1, 2010. Our management does not expect this new accounting guidance to have a material impact on our consolidated financial condition, results of operations or cash flows.

Selected Financial Information under Korean GAAP

The selected consolidated financial and other data shown below have been derived from our consolidated financial statements, prepared in accordance with Korean GAAP.

Under Korean GAAP, consolidated financial statements include the accounts of fully- or majority-owned subsidiaries and substantially controlled affiliates that have assets in excess of ~~W~~10 billion. Substantial control is deemed to exist when the investor is the largest stockholder and owns more than 30% of the investee’s voting shares.

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

Consolidated Income Statement Data under Korean GAAP

	Year Ended December 31,
	2005		2006		2007		2008(1)		2009		2009(2)
	(In billions of Won, except per common share data)										(In millions
											of US$, except
											per common
											share data)

Interest income	~~W~~	11,453	~~W~~	12,267	~~W~~	13,877	~~W~~	16,916	~~W~~	14,765	US$	12,688
Interest expense		4,731		5,392		6,798		9,510		8,352		7,177

Net interest income		6,722		6,875		7,079		7,406		6,413		5,511
Provision for possible loan losses		1,029		1,028		547		1,827		2,299		1,976

Net interest income after provision for possible loan losses		5,693		5,847		6,532		5,579		4,114		3,535
Non-interest revenue(3)(5)		6,834		8,052		8,277		28,779		15,681		13,475
Non-interest expense(4)(5)		9,438		10,649		10,529		32,016		19,144		16,451

Operating income		3,089		3,250		4,280		2,342		651		559
Non-operating (loss) income, net(5)		170		174		264		374		(99)		(85)

Net (loss) income before income tax expense		3,259		3,424		4,544		2,716		552		474
Income tax (benefit) expense(5)		1,006		957		1,782		842		25		21

Net income before acquisition of subsidiary		—		—		—		1		—		—

Net income(6)	~~W~~	2,253	~~W~~	2,467	~~W~~	2,762	~~W~~	1,873	~~W~~	527	US$	453

Stockholders’ interests		2,241		2,458		2,757		1,873		539		463
Noncontrolling interests		12		9		5		—		(12)		(10)
Per common share data:
Earnings per share-basic	~~W~~	6,943	~~W~~	7,308	~~W~~	8,197	~~W~~	5,884	~~W~~	1,659	US$	1.43
Earnings per share-diluted		6,938		7,308		8,179		5,880		1,659		1.43
Cash dividends per common share(7)		550		3,650		2,450		—		230		0.20

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

July 1, 2008 to September 28, 2008 because the acquisition cost of Kookmin Bank and its subsidiaries in connection with the comprehensive stock transfer pursuant to which we were established was determined as the net asset amount of Kookmin Bank and its subsidiaries as of June 30, 2008 based on Korean GAAP.

(2)	Won amounts are expressed in U.S. dollars at the rate of ~~W~~1,163.65 to US$1.00, the noon buying rate in effect on December 31, 2009 as quoted by the Federal Reserve Bank of New York in the United States.

(3)	Non-interest revenue includes fees and commission income, dividends on securities, gains on security valuations and disposals, gains on foreign currency transactions and gains from derivative transactions.

(4)	Non-interest expense is composed of fees and commissions paid or payable, general and administrative expenses, losses on security valuations and disposals, losses on foreign currency transactions and losses from derivative transactions.

(5)	Commencing with the year ended December 31, 2007, we reclassified a number of line items in our income statement, including gains or losses on disposal of available-for-sale securities and sale of loans, which have been reclassified from non-operating (loss) income to non-interest (expense) revenue, and refund of a prior year’s income tax and additional income tax paid for a prior year, which have been reclassified from non-operating (loss) income to income tax (benefit) expense. Certain income statement amounts for 2006 have been restated to reflect such reclassification.

(6)	Commencing with the year ended December 31, 2007, net income is presented as the sum of stockholders’ interests and noncontrolling interests. In prior years, stockholders’ interests were presented as net income. Corresponding amounts for 2005 and 2006 have been restated to reflect such change.

(7)	Shown for the periods to which the dividends relate.

Consolidated Balance Sheet Data under Korean GAAP

	As of December 31,
	2005		2006		2007		2008		2009		2009(1)
	(In billions of Won)										(In millions
											of US$)

Cash and cash equivalents	~~W~~	5,943	~~W~~	6,689	~~W~~	6,727	~~W~~	8,316	~~W~~	9,769	US$	8,395
Foreign exchange(2)		—		—		—		—		—		—
Loans(3)(4)(5)		138,281		152,383		174,235		202,407		198,930		170,953
Less: allowance for doubtful accounts		(2,459)		(2,365)		(2,505)		(3,477)		(3,532)		(3,035)
Trading securities(6)		6,463		5,552		7,786		7,644		6,763		5,812
Investment securities(6)		27,016		27,036		26,454		31,342		35,772		30,741
Premises and equipment, net		2,442		2,513		2,640		3,915		3,664		3,149
Other assets(7)(8)		5,217		7,105		7,707		17,402		10,802		9,282

Total assets	~~W~~	182,903	~~W~~	198,913	~~W~~	223,044	~~W~~	267,549	~~W~~	262,168	US$	225,298

Deposits		129,616		133,297		142,101		162,210		172,440		148,189
Borrowings(9)(10)		13,328		13,804		15,275		20,390		15,710		13,501
Debentures		16,548		24,983		34,895		43,106		38,783		33,329
Other liabilities(11)		10,960		11,701		14,666		25,781		17,124		14,716

Total liabilities		170,452		183,785		206,937		251,487		244,057		209,734

Total equity(12)		12,451		15,128		16,107		16,062		18,111		15,564

Total liabilities and equity	~~W~~	182,903	~~W~~	198,913	~~W~~	223,044	~~W~~	267,549	~~W~~	262,168	US$	225,298

(1)	Won amounts are expressed in U.S. dollars at the rate of ~~W~~1,163.65 to US$1.00, the noon buying rate in effect on December 31, 2009 as quoted by the Federal Reserve Bank of New York in the United States.

(2)	Foreign exchange represents holdings of foreign currency and bills bought in foreign currencies and are included in cash and cash equivalents and loans, respectively. The amounts of foreign currency and bills bought in foreign currencies as of December 31, 2005 were ~~W~~150 billion and ~~W~~1,378 billion, respectively. As of December 31, 2006, the amounts were ~~W~~151 billion and ~~W~~1,274 billion, respectively. As of December 31, 2007, the amounts were ~~W~~189 billion and ~~W~~1,628 billion, respectively. As of December 31, 2008, the amounts were ~~W~~273 billion and ~~W~~2,754 billion, respectively. As of December 31, 2009, the amounts were ~~W~~265 billion and ~~W~~2,060 billion, respectively.

(3)	Loans represent the gross amount of loans, before adjustment for the allowance for loan losses. Accrued interest income is included within other assets.

(4)	Credit card assets are included in loans. The amounts of credit card assets were ~~W~~7,571 billion, ~~W~~8,667 billion, ~~W~~10,436 billion, ~~W~~11,526 billion and ~~W~~11,383 billion as of December 31, 2005, 2006, 2007, 2008 and 2009, respectively.

(5)	Call loans are included in loans. The amounts of call loans at December 31, 2005, 2006, 2007, 2008 and 2009 were ~~W~~1,535 billion, ~~W~~1,189 billion, ~~W~~1,621 billion, ~~W~~158 billion and ~~W~~447 billion, respectively.

(6)	Under Korean GAAP, all debt securities and marketable equity securities are accounted for on a similar basis to U.S. GAAP. However, adjustments for impairment can be reversed up to the original cost of the investment.

(7)	Guarantees and acceptances for which the amounts were determined do not appear on the balance sheet but are recorded as an off-balance sheet item in the notes to our consolidated financial statements. The amounts of guarantees and acceptances at December 31, 2005, 2006, 2007, 2008 and 2009 were ~~W~~1,790 billion, ~~W~~2,715 billion, ~~W~~5,300 billion , ~~W~~9,107 billion and ~~W~~8,337 billion, respectively.

(8)	Other assets include leasehold deposits, accounts receivables, accrued interest income, prepaid expenses and unsettled debit of domestic exchange (which represents outstanding balances due from other banks generated in the process of fund settlements of domestic exchange, such as checks, bills, drafts, remittance exchange, ATM use and credit card network). Leasehold deposits are recorded as other assets on the balance sheet. Accumulated depreciation is recorded as a deduction from premises and equipment.

(9)	Borrowings consist mainly of borrowings from the Bank of Korea, the Korean government and other banking institutions.

(10)	Call money is included in borrowings at December 31, 2005, 2006, 2007, 2008 and 2009. The balances of call money as of those dates were ~~W~~1,254 billion, ~~W~~168 billion, ~~W~~794 billion, ~~W~~3,444 billion and ~~W~~1,365 billion, respectively.

(11)	Under Korean GAAP, contingent losses with respect to guarantees and acceptances are recognized by applying the same classification methods and provision percentages used in determining the allowance for loan losses. Provisions are only applied to acceptances and guarantees classified as substandard, doubtful and estimated loss. The amounts of allowance as of December 31, 2005, 2006, 2007, 2008 and 2009 were ~~W~~10 billion, ~~W~~19 billion, ~~W~~37 billion, ~~W~~122 billion and ~~W~~139 billion, respectively. These amounts are included in other liabilities.

(12)	Noncontrolling interests are included in total equity. The amounts of noncontrolling interests as of December 31, 2005, 2006, 2007, 2008 and 2009 were ~~W~~39 billion, ~~W~~44 billion, ~~W~~44 billion, ~~W~~233 billion and ~~W~~260 billion, respectively.

Consolidated Profitability and Other Ratios under Korean GAAP

	Year Ended December 31,
	2005	2006	2007	2008(1)	2009
	(Percentages)

Net income as a percentage of:
Average total assets(2)	1.23%	1.27%	1.31%	0.75%	0.20%
Average stockholders’ equity(2)	19.41	17.21	17.12	12.42	3.27
Dividend payout ratio(3)	8.21	49.77	29.84	—	14.62
Net interest spread(4)	3.98	3.69	3.39	2.98	2.50
Net interest margin(5)	4.10	3.90	3.65	3.23	2.62
Efficiency ratio(6)	69.62	71.70	71.11	92.62	97.52
Cost-to-average assets ratio(7)	5.13	5.38	5.29	13.69	8.01
Fee income as a percentage of total income(8)	6.13	6.69	7.02	3.36	4.75

(1)	Figures shown in the above table for the year ended December 31, 2008 have been calculated based on (i) the applicable consolidated financial data of Kookmin Bank under Korean GAAP for the period between January 1, 2008 and June 30, 2008 and (ii) our applicable consolidated financial data under Korean GAAP for the period between September 29, 2008 and December 31, 2008, which includes the results of Kookmin Bank and its subsidiaries from July 1, 2008 to September 28, 2008 because the acquisition cost of Kookmin Bank and its subsidiaries in connection with the comprehensive stock transfer pursuant to which we were established was determined as the net asset amount of Kookmin Bank and its subsidiaries as of June 30, 2008 based on Korean GAAP.

(2)	Average balances are based on (a) daily balances for our primary banking operations and (b) monthly or quarterly balances for our other operations.

(3)	The dividend payout ratio represents the ratio of total dividends paid on common stock as a percentage of net income attributable to common stock.

(4)	Net interest spread represents the difference between the yield on average interest earning assets and cost of average interest bearing liabilities.

(5)	Net interest margin represents the ratio of net interest income to average interest earning assets.

(6)	Efficiency ratio represents the ratio of non-interest expense to the sum of net interest income and non-interest revenue.

(7)	Cost-to-average assets ratio represents the ratio of non-interest expense to average total assets.

(8)	Fee income represents income other than interest income and other operating income, and excludes fees and commissions classified in those categories under Korean GAAP.

Capital Ratios under Korean GAAP

	Year Ended December 31,
	2005	2006	2007	2008	2009
	(Percentages)

Consolidated capital adequacy ratio of KB Financial Group(1)	—	—	—	11.73%	13.34%
Capital adequacy ratios of Kookmin Bank
Tier I capital adequacy ratio(2)	9.67%	10.07%	9.74%	9.92%	10.82%
Tier II capital adequacy ratio(2)	3.28	4.10	2.88	3.26	3.22
Average stockholders’ equity as a percentage of average total assets	6.31	7.37	7.63	6.06	6.09

(1)	Under applicable guidelines of the Financial Services Commission, we, as a bank holding company, are required to maintain a minimum consolidated capital adequacy ratio of 8%. This computation is based on our consolidated financial statements prepared in accordance with Korean GAAP. See “— Financial Condition — Capital Adequacy.”

(2)	Kookmin Bank’s capital adequacy ratios are computed in accordance with the guidelines issued by the Financial Services Commission. The computation is based on its consolidated financial statements prepared in accordance with Korean GAAP. See “— Financial Condition — Capital Adequacy.”

Consolidated Credit Portfolio Ratios under Korean GAAP

	As of December 31,
	2005		2006		2007		2008		2009
	(In billions of Won, except percentages)

Non-performing loans(1)	~~W~~	2,297	~~W~~	1,551	~~W~~	1,297	~~W~~	2,559	~~W~~	2,380

Non performing loans as a percentage of total loans		1.66%		1.02%		0.74%		1.27%		1.20%
Non performing loans as a percentage of total assets		1.26		0.78		0.58		0.96		0.91
Allowance for loan losses for non-performing loans as a percentage of non-performing loans		52.83		52.31		53.62		45.18		49.88
Total allowance for loan losses as a percentage of total loans		1.78		1.55		1.44		1.72		1.78
Non-performing credits as a percentage of total credits(2)		1.63		1.00		0.71		1.24		1.17
Won loans as a percentage of Won deposits(3)		96.94		103.01		119.40		126.92		117.49
Precautionary loans as a percentage of total loans		2.30		1.13		0.82		1.45		1.77
Precautionary and below loans as a percentage of total loans(4)		3.97		2.15		1.56		2.71		2.97
Precautionary and below loans as a percentage of total assets(4)		3.00		1.64		1.22		2.05		2.25
Allowance for loan losses for precautionary and below loans as a percentage of precautionary and below loans(4)		28.29		31.03		31.20		28.83		28.37

(1)	Non-performing loans are defined in accordance with regulatory guidance in Korea. See “Item 4B. Business Overview — Supervision and Regulation — Principal Regulations Applicable to Banks.”

(2)	Credits include loans and confirmed guarantees and acceptances provided from our trust accounts (including bills purchased and privately placed debentures), as well as the total loan portfolio of the banking accounts. Loans, as defined for Korean GAAP purposes, include loans provided from our trust accounts (including bills purchased and privately placed debentures), as well as the total loan portfolio of the banking accounts.

(3)	Under Korean GAAP, Won loans do not include bills bought in Won, advances for customers, credit card accounts, bonds purchased under resale agreements, call loans, private placement corporate bonds and loans in restructurings that have been swapped for equity in the restructured borrower. Including these items, our ratios as of December 31, 2005, 2006, 2007, 2008 and 2009 would have been 107.40%, 117.65%, 134.40%, 140.44% and 128.98%, respectively.

(4)	As defined by the Financial Services Commission.

Reconciliation with Korean GAAP

Our consolidated financial statements are prepared in accordance with accounting principles and policies as summarized in Note 1 to our consolidated financial statements. These principles and policies differ in some respect from generally accepted accounting principles applicable in Korea. The following are reconciliations of net income and total equity of the consolidated statements with Korean GAAP:

	As of and for the
	Year Ended
	December 31, 2009
	(In millions of Won)

U.S. GAAP net income	~~W~~	718,569

1 Provision for credit losses		115,034
2 Deferred loan costs		(57,948)
3 Equity method investments		(304,193)
4 Securities and hedging derivatives accounting		(9,634)
5 Other loan sale accounting		39,986
6 Fixed assets		10,432
7 Merger with Korea Long Term Credit Bank		—
8 Reversal of amortization of present value discounts		14,067
9 Foreign currency translation		(71,400)
10 Merger with H&CB		(70,091)
11 Merger with Kookmin Credit Card		5,778
12 Consolidation of fund represented by the wholly owned beneficiary certificates		(723)
13 Acquisition of KB Investment & Securities		(22,590)
14 Others		(22,363)
Total of adjustments		(373,645)

Tax effect of adjustments		182,570

Korean GAAP net income	~~W~~	527,494

	As of and for the
	Year Ended
	December 31, 2009
	(In millions of Won)

U.S. GAAP total equity	~~W~~	17,576,275

1 Provision for credit losses		(1,464,431)
2 Deferred loan costs		(341,504)
3 Equity method investments		(71,006)
4 Securities and hedging derivatives accounting		688,012
5 Other loan sale accounting		(493,371)
6 Fixed assets		1,194,343
7 Merger with Korea Long Term Credit Bank		363,551
8 Reversal of amortization of present value discounts		188,319
9 Foreign currency translation		3,088
10 Merger with H&CB		420,302
11 Merger with Kookmin Credit Card		(225,221)
12 Consolidation of fund represented by the wholly owned beneficiary certificates		(18)
13 Acquisition of KB Investment & Securities		(43,475)
14 Others		406,750
Total of adjustments		625,339

Tax effect of adjustments		(90,288)

Korean GAAP total equity	~~W~~	18,111,326

The following is a summary of the significant adjustments made to consolidated net income and total equity to reconcile the U.S. GAAP results with those under Korean GAAP. The numbered paragraphs below refer to the corresponding item numbers set forth above.

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

Prior to 2004 year-end, the allowance for loan losses under Korean GAAP was determined based on the classification guidelines promulgated by the Financial Services Commission (“FSC”), which require that the allowance should be equal to or greater than the allowance based on the minimum provisioning rate determined by the classification of the loan. Beginning with 2004 year-end, the allowance for loan losses under Korean GAAP has been determined at the larger of the allowance based on historical loss rates of loan portfolios or the one based on the loan classification guidelines of the FSC. For 2009 year-end, we used the allowance based on the FSC guidelines as it was greater than the one based on the historical loss rates. Our reserve under Korean GAAP was established based on the following percentages as of December 31, 2009:

2009
	Corporate		Credit Card
	Loans	Retail Loans	Balances
(Percentages)

Normal(1)	0.85% or more	1.00% or more	1.50% or more
Precautionary	7.00% or more	10.00% or more	15.00% or more
Substandard	20.00% or more	20.00% or more	20.00% or more
Doubtful	50.00% or more	55.00% or more	60.00% or more
Estimated loss	100.00%	100.00%	100.00%

(1)	In the case of normal credits comprising loans to borrowers in the construction, wholesale and retail, accommodation and restaurant or real estate and housing industries (as classified under the Korean Industry Classification Standard), the applicable figure is 0.9% or more.

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

4. Under U.S. GAAP, decreases in fair value with respect to equity securities below the cost basis of an individual security and deemed to be other-than-temporary must be written off through a charge to income. For investment debt securities, the credit loss component of the impairment is recognized in earnings, while the remaining amount of the fair value loss is recognized in accumulated comprehensive income if (i) we do not intend to sell such securities and (ii) we believe that it is more-likely-than-not that we will not be required to sell before the expected recovery of the amortized cost basis. In determining whether a credit loss exists and the period over which an investment debt security is expected to recover, the following factors were considered: the length of time and the extent to which the market value had been less than cost; the financial condition and near-term prospects of the issuer; and the intent and ability of the holder to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in market value. Under Korean GAAP, when the recoverable value of available-for-sale or held-to-maturity securities is less than their amortized acquisition costs (in the case of equity securities, their acquisition costs), and there is any objective evidence of impairment, then their book value is adjusted to their recoverable amount, and the amount of their amortized acquisition costs (in the case of equity securities, their acquisition costs) in excess of the recoverable amount less the amount of impairment loss already recognized in the prior periods is reflected in current loss as impairment loss.

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

7. In accordance with Korean GAAP, the value of consideration paid for Korea Long Term Credit Bank was based on the price of our common stock on the date that the transaction was consummated. In addition, the assets were recorded at their carrying values. This transaction created negative goodwill under Korean GAAP which was recorded in total equity. The application of U.S. GAAP resulted in goodwill because of differences in the measurement of the purchase price and recording the related assets and liabilities at fair value. The income statement adjustment represented the accretion to income of the difference between book value and fair value on the net assets acquired.

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

10. Under Korean GAAP, the value of consideration paid for H&CB was measured based on our stock price on the consummation date of the merger, whereas under U.S. GAAP, the value of consideration was measured based on our average closing stock price on the KRX KOSPI Market two days before and after the date the merger was agreed to and announced. The application of U.S. GAAP resulted in negative goodwill due to the fact that the consideration paid was less than the fair value of H&CB’s net assets acquired. Under Korean GAAP, goodwill was created because the value of consideration measured based on the consummation date was significantly higher. The income statement adjustment primarily reflected the following:

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

11. Under Korean GAAP, the value of consideration paid for the step-up acquisition of a subsidiary is measured based on book value of the subsidiary’s net assets on the consummation date of the merger. Accordingly the value of consideration paid for the acquisition of Kookmin Credit Card (“KCC”) was measured based on book value of KCC’s net assets. However, under U.S. GAAP, the value of consideration was measured based on our average closing stock price on the KRX KOSPI Market two days before and after the date the merger was agreed to and announced. The application of U.S. GAAP resulted in goodwill due to the fact that the consideration paid was more than the fair value of KCC’s net assets acquired. Under Korean GAAP, goodwill was not recognized because the value of consideration measured based on the consummation date was the same as the book value of KCC’s net assets. The adjustment primarily reflected the following:

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

12. Under Korean GAAP, beneficiary certificates were treated as trading and available-for-sale securities. Unrealized gains or losses of beneficiary certificates classified as available-for-sale securities were recorded in the other comprehensive income of the total equity. When beneficiary certificates were sold, related realized gains or losses were recorded in net income. However, under U.S. GAAP, the underlying funds represented by the wholly owned beneficiary certificates were consolidated into our financial statements, resulting in the net income or loss of the funds being reflected in our annual net income. The difference in the total equity mostly relates to the unrealized gains or losses on the beneficiary certificates treated as available for sale securities.

13. Under Korean GAAP, goodwill is amortized using the straight-line method over its useful life, not to exceed 20 years. Under U.S. GAAP, goodwill is not amortized but tested for impairment on an annual basis.

14. This adjustment reflects the effect of miscellaneous items which were not individually material.

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

Board of Directors

Our board of directors, currently consisting of one executive director, one non-standing director and nine non-executive directors, has the ultimate responsibility for the management of our affairs.

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

Executive Director

The table below identifies our executive director as of the date of this annual report:

				End of
Name	Date of Birth	Position	Director Since	Term(1)

Chung Won Kang	December 19, 1950	Vice Chairman and Chief Executive Officer; President and Chief Executive Officer of Kookmin Bank	September 29, 2008	2010 (1)

(1)	Term will end on October 31, 2010.

Mr. Kang does not have any significant activities outside KB Financial Group.

Chung Won Kang is our vice chairman and chief executive officer. He is also the president and chief executive officer of Kookmin Bank. He was a senior advisor to Kim & Chang, non-executive director of LG Investment & Securities Co., Ltd., an advisor to World Bank Group, president and chief executive officer of the former Seoul Bank, chief country officer of Deutsche Bank Group, Korea and chief country officer of Bankers Trust Group, Korea. He received a B.A. in economics from Dartmouth College and an M.A. in law and diplomacy from The Fletcher School of Law & Diplomacy.

On June 17, 2010, our board of directors passed a resolution to nominate Mr. Yoon-Dae Euh as an executive director to be appointed as our new chairman and chief executive officer. Mr. Euh’s appointment is subject to shareholder approval at the extraordinary general meeting of shareholders scheduled to be held on July 13, 2010.

Mr. Euh is 65 years of age and is currently the chairman of the Presidential Council on Nation Branding. Previously, he was the chairman of the steering committee of Korea Investment Corporation, president of Korea University, a member of the Public Fund Oversight Commission and a monetary board member of the Bank of Korea. Mr. Euh received a B.A. in business administration from Korea University, an M.A. in business administration from Korea University, an M.A. in business management from the Asian Institute of Management and a Ph.D. in business administration from the University of Michigan at Ann Arbor.

Non-standing Director

The table below identifies our non-standing director as of the date of this annual report:

				End of
Name	Date of Birth	Position	Director Since	Term(1)

Jung Hoe Kim	September 19, 1949	Non-standing director; Vice Chairman of KB Asset Management	September 29, 2008	2011

(1)	Term will end on September 28, 2011.

Jung Hoe Kim has been a non-standing director since January 2010. He has also served as the vice chairman of KB Asset Management since January 2010. He was our president and chief operating officer, and an executive director, from September 2008 to January 2010, after which his status changed to a non-standing director. Previously, he was a senior advisor to Kim & Chang, non-executive director of National Agricultural Cooperative Federation and deputy governor at the Financial Supervisory Service. He received a B.A. in law from Yonsei University.

Non-executive Directors

Our non-executive directors are selected based on the candidates’ talents and skills in diverse areas, such as law, finance, economy, management and accounting. All nine non-executive directors below were nominated by our Non-executive Director Nominating Committee and approved by our shareholders.

The table below identifies our non-executive directors as of the date of this annual report:

				Year
Name	Date of Birth	Position	Director Since	Term Ends(1)

Kyung Jae Lee	January 30, 1939	Non-executive Director	March 26, 2010	2012
Jacques P.M. Kemp	May 15, 1949	Non-executive Director	September 29, 2008	2011
Suk Sig Lim	July 17, 1953	Non-executive Director	September 29, 2008	2011
Sang Moon Hahm	February 2, 1954	Non-executive Director	September 29, 2008	2011
Seung Hee Koh	June 26, 1955	Non-executive Director	March 26, 2010	2012
Chee Joong Kim	December 11, 1955	Non-executive Director	September 29, 2008	2010	(2)
Young Nam Lee	September 3, 1957	Non-executive Director	March 26, 2010	2012
Jae Mok Cho	January 5, 1961	Non-executive Director	March 27, 2009	2012	(3)
Chan Soo Kang	November 23, 1961	Non-executive Director	September 29, 2008	2011

(1)	The date on which each term will end will be the date of the general stockholders’ meeting in the relevant year unless otherwise specified.

(2)	Term will end on October 30, 2010.

(3)	Term will end on March 26, 2012.

Kyung Jae Lee has been a non-executive director and the chairman of our board of directors since March 2010. He previously served as the chief executive officer of the Industrial Bank of Korea, the chief executive officer of the Korea Financial Telecommunications & Clearings Institute and director and statutory auditor of the Bank of Korea. He received a B.A. in economics from Seoul National University, an M.A. in economics from New York University and a Ph.D. in economics from Kookmin University.

Jacques P.M. Kemp has been a non-executive director since 2008. He was previously the Vice Chairman of Insurance & Investment Management at ING Group, the CEO of ING Insurance Asia/Pacific, a Global Head e-Business of ING Group and a Chairman of ING Bank International. He received an M.B.A from the University of Chicago.

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

Seung Hee Koh has been a non-executive director since March 2010. He is currently a professor at Sookmyung Women’s University. He was previously an advisor at the Fair Trade Commission of Korea and the chairman of the Finance Accounting Department at the Korea Accounting Association. He received a B.A. in business administration from Seoul National University, an M.B.A. from Indiana University and a Ph.D. in business administration from University of Oklahoma.

Chee Joong Kim has been a non-executive director since 2008. He is currently a partner at Barun Law. He was a presiding judge at Seoul Eastern District Court, Seoul Administrative Court, Patent Court and Seoul High Court. He received a B.A. and an M.A. in law from Seoul National University.

Young Nam Lee has been a non-executive director since March 2010. She is currently the chief executive officer of EZ Digital Co., Ltd. She previously served as the chairman of Korea Venture Business Women’s Association and the chief executive officer of Seohyun Electronics Co., Ltd. She received a diploma in management from Dong Busan University and completed courses in business administration at Ajou University and the Korea Advanced Institute of Science and Technology.

Jae Mok Cho has been a non-executive director since March 2009. He is currently the Chief Executive Office of Ace Research Center Co., Ltd. in Seoul and Daegu. He was a member of the Seoul Advisory Committee and an adjunct professor of Hanyang University. He received a B.A., M.A. and Ph.D. in psychology from Keimyung University.

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

Executive Officers

The table below identifies our senior executive officers who are not executive directors as of the date of this annual report:

Name	Date of Birth	Position

In Gyu Choi	December 23, 1955	Deputy President; Chief Strategy Officer
Kap Shin	September 4, 1955	Deputy President; Chief Financial Officer
Heung Woon Kim	July 20, 1957	Deputy President; Chief Information Officer
Minho Lee	April 3, 1965	Deputy President; Chief Compliance Officer
Jong Chan Ryu	July 22, 1957	Managing Director; Chief Human Resources Officer
Young Yoon Kim	September 18, 1956	Managing Director; Head of Public Relations

None of the executive officers has any significant activities outside KB Financial Group.

In Gyu Choi is a deputy president and the chief strategy officer. Prior to that, he was an executive director and a senior executive vice president of the former management & strategy group at Kookmin Bank. He received a B.A. in business administration from Yonsei University and an M.B.A. from the George Washington University.

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

Minho Lee is a deputy president and the chief compliance officer. Prior to that, he was a standing senior legal advisor and the general manager of the legal department of Kookmin Bank. He received a B.A. in economics and an M.B.A. from Seoul National University and an LL.M. from Columbia Law School.

Jong Chan Ryu is a managing director and the chief human resources officer. Prior to that, he was an executive vice president of the strategic planning division at Kookmin Bank, the general manager of the retail sales department at Kookmin Bank and the general manager of the Jukjeon 1-dong branch of Kookmin Bank. He received a B.A. in Horticulture from Yeungnam University and an M.B.A. from Sungkyunkwan University.

Young Yoon Kim is a managing director and the head of public relations. Prior to that, he was the general manager of the public relations department at Kookmin Bank and the general manager of the Seojamshil and DongaMedia branches of Kookmin Bank. He received a B.A. in political science and diplomacy from Dongguk University.

Item 6B.	Compensation

The aggregate remuneration paid and benefits-in-kind granted by us to our vice chairman and chief executive officer, our other executive directors, our non-executive directors and our executive officers for the year ended December 31, 2009 was ~~W~~5,726 million. In addition, for the year ended December 31, 2009, we set aside ~~W~~442 million for allowances for severance and retirement benefits for our vice chairman and chief executive officer, the other executive directors and our executive officers.

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

In 2009, we recognized ~~W~~17,514 million as compensation expense for the stock options granted under our stock option plan. For additional information regarding our compensation expense in connection with our stock option plan, see Note 28 to our consolidated financial statements.

In 2008, we also established a stock grant plan. Pursuant to this plan, we have entered into performance share agreements with certain of our directors, executive officers and other senior management, whereby we may grant shares of our common stock (or the equivalent monetary amount based on the market value of such shares at the time of the grant) within specified periods as long-term incentive performance shares in accordance with pre-determined performance targets. See “Item 6E. Share Ownership — Performance Share Agreements.” In 2009, we recognized ~~W~~5,525 million as compensation expense for the disbursements made under such agreements.

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

Audit Committee

The committee currently consists of five non-executive directors, Kyung Jae Lee, Jacques Kemp, Sang Moon Hahm, Seung Hee Koh and Chan Soo Kang. The chairperson of the Audit Committee is Seung Hee Koh. The committee oversees our financial reporting and approves the appointment of our independent registered public accounting firm. The committee also reviews our financial information, auditor’s examinations, key financial statement issues, the plans and evaluation of internal control and the administration of our financial affairs by the board of directors. In connection with the general meetings of stockholders, the committee examines the agenda for, and financial statements and other reports to be submitted by, the board of directors to each general meeting of stockholders. The committee holds regular meetings every quarter.

Board Steering Committee

The committee currently consists of five non-executive directors, Kyung Jae Lee, Suk Sig Lim, Sang Moon Hahm, Seung Hee Koh and Jae Mok Cho, together with our vice chairman and chief executive officer, Chung Won Kang. The chairperson of the Board Steering Committee is Kyung Jae Lee. The committee is responsible for ensuring the efficient operation of the board and the facilitation of the board’s functions. The committee is also responsible for discussion and review of overall matters with respect to the governance of us and our subsidiaries, promoting the efficiency and active function of the board and each committee. The committee holds regular meetings every quarter.

Management Strategy Committee

The committee currently consists of four non-executive directors, Jacques Kemp, Sang Moon Hahm, Chee Joong Kim and Jae Mok Cho, together with our vice chairman and chief executive officer, Chung Won Kang. The chairperson of the committee is Sang Moon Hahm. The committee reviews vision and mid-long term management strategy, the annual business plan, the annual budget plan, new strategic businesses, major financial strategy and major issues with respect to our management. The committee holds regular meetings every quarter.

Group Risk Management Committee

The committee currently consists of four non-executive directors, Suk Sig Lim, Seung Hee Koh, Chee Joong Kim and Young Nam Lee, together with our non-standing director, Jung Hoe Kim. The chairperson of the Group Risk Management Committee is Suk Sig Lim. The Group Risk Management Committee oversees and makes determinations on all issues relating to our comprehensive risk management function. In order to ensure our stable financial condition and to maximize our profits, the committee monitors our overall risk exposure and reviews our compliance with risk policies and risk limits. In addition, the committee reviews risk and control strategies and policies, evaluates whether each risk is at an adequate level, establishes or abolishes risk management divisions and reviews risk-based capital allocations. The committee holds regular meetings every quarter.

Evaluation and Compensation Committee

The committee currently consists of five directors, Jae Mok Cho, Kyung Jae Lee, Suk Sig Lim, Young Nam Lee and Chan Soo Kang. The chairperson of the committee is Jae Mok Cho. The Evaluation and Compensation Committee reviews compensation schemes and compensation levels of us and our subsidiaries. The committee is also responsible for deliberating and deciding compensation of directors, evaluating management’s performance and deciding the performance-based annual salary of the president and the executive officers of us and our subsidiaries. The committee holds regular meetings every six months.

Non-executive Director Nominating Committee

The committee currently has no members.  The last meeting of the committee was on March 3, 2010 to nominate Kyung Jae Lee, Seung Hee Koh and Young Nam Lee as new non-executive directors and Jacques Kemp for re-appointment as a non-executive director. The committee oversees the selection of non-executive director candidates and recommends them annually sometime prior to the general stockholders meeting. The term of office of its members is from the first meeting of the committee held to nominate the non-executive directors until the nominated non-executive directors are appointed.

Audit Committee Member Nominating Committee

The committee currently has no members.  The last meeting of the committee was on March 3, 2010 to nominate Kyung Jae Lee, Jacques Kemp, Sang Moon Hahm and Seung Hee Koh as new Audit Committee members and Chan Soo Kang for re-appointment as an Audit Committee member. The committee oversees the selection of Audit Committee member candidates and recommends them annually sometime prior to the general stockholders meeting. The term of office of its members is from the first meeting of the committee held to nominate the Audit Committee members until the Audit Committee members are appointed.

Chairman and CEO Nominating Committee

The committee currently consists of nine non-executive directors, Kyung Jae Lee, Jacques Kemp, Suk Sig Lim, Sang Moon Hahm, Seung Hee Koh, Chee Joong Kim, Young Nam Lee, Jae Mok Cho and Chan Soo Kang. The chairperson of the committee is Suk Sig Lim. The last meeting of the committee was on June 17, 2010 to recommend to our board of directors to nominate Yoon-Dae Euh as an executive director to be appointed as our new chairman and chief executive officer. The committee oversees the selection of candidates to serve as our chairman and chief executive officer and recommends them to our board of directors. The term of the office of its members is from the first meeting of the committee held to nominate the chairman and chief executive officer until the nominated chairman and chief executive officer is appointed.

Item 6D.	Employees

As of December 31, 2009, we had a total of 100 full-time employees, excluding six executive officers, at our financial holding company. The following table sets forth information regarding our employees at both our financial holding company and our subsidiaries as of the dates indicated:

		As of December 31,
		2007(1)	2008	2009

KB Financial Group	Full-time employees(1)	—	96	100
	Contractual employees	—	—	—
	Managerial employees	—	78	81
	Members of Korea Financial Industry Union	—	—	—
Kookmin Bank	Full-time employees(1)	18,159	17,847	18,299
	Contractual employees	8,592	8,226	7,687
	Managerial employees	11,442	11,463	11,929
	Members of Korea Financial Industry Union	14,804	14,373	21,256
Other subsidiaries	Full-time employees(1)	806	987	1,084
	Contractual employees	178	153	124
	Managerial employees	474	579	660
	Members of Korea Financial Industry Union	82	101	100

(1)	Excluding executive officers.

We consider our relations with our employees to be satisfactory. We and our subsidiaries each have a joint labor-management council which serves as a forum for ongoing discussions between our management and employees. At two of our subsidiaries, Kookmin Bank and KB Real Estate Trust, our employees have a labor union. Every year, the unions at Kookmin Bank and KB Real Estate Trust and their respective managements negotiate and enter into new collective bargaining agreements and negotiate annual wage adjustments. Following the merger of former Kookmin Bank and H&CB, Kookmin Bank had two union chapters of the Korea Financial Industry Union and, following Kookmin Bank’s merger with Kookmin Credit Card in 2003, Kookmin Bank also had one labor union of the Korean Confederation of Trade Unions. These three union bodies merged into the Kookmin Bank Chapter of the Korea Financial Industry Union in January 2005.

Our compensation packages consist of base salary and base bonuses. We also provide performance-based compensation to employees and management officers, including those of our subsidiaries, depending on level of responsibility of the employee or officer and business of the relevant subsidiary. Typically, executive officers, heads of regional headquarters and employees in positions that require professional skills, such as fund managers and dealers, are compensated depending on their individual annual performance evaluation. Also, Kookmin Bank has implemented a profit-sharing system in order to enhance the performance of Kookmin Bank’s employees. Under this system, Kookmin Bank pays bonuses to its employees, in addition to the base salary and depending on Kookmin Bank’s annual performance.

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

In June 2009, we established an employee stock ownership plan. All of our employees are eligible to participate in this plan. We are not required to, and do not, make cash contributions to this plan. Members of our employee stock ownership association have pre-emptive rights to acquire up to 20% of our shares issued in public offerings by us pursuant to the Financial Investment Services and Capital Markets Act. In August 2009, we offered to members of our employee stock ownership association 6,000,000 of the 30,000,000 new shares of common stock to be issued in our rights offering to our existing shareholders, and the entire amount was subscribed by members of our employee stock ownership association. The employee stock ownership association held 5,971,290 shares of our common stock as of December 31, 2009.

Employees of Kookmin Bank have been eligible to participate in its employee stock ownership plan, which will be terminated once all of our common stock held by the plan (which the plan received following the transfer of Kookmin Bank shares held by it as a result of the comprehensive stock transfer pursuant to which we were established) have been distributed to the relevant Kookmin Bank employees at the requests of such employees following the expiration of the required holding periods. As of December 31, 2009, Kookmin Bank’s employee stock ownership association held 1,538,332 shares of our common stock.

In order to develop our next generation of leaders and enhance the operational capability of our employees at each of our subsidiaries, we operate various employee training programs. These programs, which are aimed at cultivating financial specialists with higher levels of management and business skills, developing regional experts for increased global capabilities and enhancing employee loyalty, comprise a number of customized programs such as training courses for employees of different positions, domestic and foreign MBA courses and intensive human resources development programs for high performers to cultivate future leaders. For example, Kookmin Bank offers training programs at its employees’ worksites to facilitate access to training, as well as a foreign regional expert training program and a global language training course. In 2008, Kookmin Bank established a “KB MBA in Finance” program to train and develop next generation leaders. We also provide financial and other support for our employees to develop their finance-related knowledge and skills by enrolling in training courses or engaging in self-study programs. The broad spectrum of training programs, combined with the state-of-the-art technologies such as cyber training, satellite broadcasting and mobile-learning, maximizes the level of exposure of the trainees to the contents of the programs. We also believe that our training scheme based on classified training courses and a development evaluation system has facilitated systemic development of employee skills and a spontaneous learning environment.

Item 6E.	Share Ownership

Common Stock

As of March 31, 2010, the persons who are currently our directors or executive officers, as a group, held an aggregate of 11,515 shares of our common stock, representing approximately 0.003% of the issued shares of our common stock as of such date. None of these persons individually held more than 1% of the outstanding shares of our common stock as of such date. The following table presents information regarding our directors and executive officers who beneficially owned our shares as of March 31, 2010.

Number of Shares of
Name of Executive Officer or Director	Common Stock

Jung Hoe Kim	1,754
Suk Sig Lim	2,897
Sang Moon Hahm	1,767
Chan Soo Kang	1,732
In Gyu Choi	117
Kap Shin	567
Heung Woon Kim	1,937
Jong Chan Ryu	627
Yong Yoon Kim	117

Total	11,515

Stock Options

We have not, following our establishment pursuant to a comprehensive stock transfer in September 2008, granted any stock options with respect to our capital stock to our directors, executive officers and employees. Prior to our establishment, Kookmin Bank granted stock options with respect to its common stock to its directors, executive officers and employees. In connection with the comprehensive stock transfer, in September 2008, such stock options with respect to Kookmin Bank common stock were converted into stock options with respect to our common stock. For all of the options granted, upon their exercise, we are required to pay in cash the difference between the exercise price and the market price of our common stock at the date of exercise. The following table is the breakdown of such stock options granted to Kookmin Bank’s directors, executive officers and employees. It describes the grant date, position, exercise period and price and the number of options as of March 31, 2010 under Korean GAAP, not including previously issued options which are no longer exercisable as of such date.

						Number of	Number of	Number of
		Exercise Period		Exercise		Granted	Exercised	Exercisable
Grant Date	Position When Granted	From	To	Price		Options(1)	Options	Options

22-Mar-01	Auditor(2)	23-Mar-04	22-Mar-11	71,538		6,644	0	6,644
22-Mar-01	3 Vice Presidents(2)	23-Mar-04	22-Mar-11	71,538		15,502	0	15,502
29-Mar-02	3 Non-executive Directors(2)	30-Mar-04	29-Mar-11	129,100		9,990	0	9,990
26-Jul-02	Senior Executive Vice President	27-Jul-05	26-Jul-10	58,800		23,899	0	23,899
21-Mar-03	6 Non-executive Directors	22-Mar-06	21-Mar-11	47,360	(3)	40,063	0	40,063
21-Mar-03	Senior Executive Vice President	22-Mar-06	21-Mar-11	35,500		9,443	4,443	5,000
21-Mar-03	6 Employees	22-Mar-06	21-Mar-11	35,500		62,993	0	62,993
27-Aug-03	Senior Executive Vice President	28-Aug-06	27-Aug-11	40,500		5,091	0	5,091
09-Feb-04	3 Senior Executive Vice Presidents	10-Feb-07	09-Feb-12	46,100		19,250	0	19,250
09-Feb-04	7 Employees	10-Feb-07	09-Feb-12	46,100		35,000	0	35,000
23-Mar-04	4 Non-executive Directors	24-Mar-07	23-Mar-12	48,650	(3)	20,000	0	20,000
01-Nov-04	President and CEO	02-Nov-07	01-Nov-12	50,600		610,000	0	610,000
18-Mar-05	Chief Audit Executive	19-Mar-08	18-Mar-13	51,600		30,000	0	30,000
18-Mar-05	9 Non-executive Directors	19-Mar-08	18-Mar-13	55,618	(3)	95,362	0	95,362
18-Mar-05	14 Senior Executive Vice Presidents	19-Mar-08	18-Mar-13	46,800		275,789	28,330	247,459
18-Mar-05	22 Employees	19-Mar-08	18-Mar-13	46,800		233,255	0	233,255
27-Apr-05	Employee	28-Apr-08	27-Apr-13	45,700		8,827	0	8,827
22-Jul-05	Senior Executive Vice President	23-Jul-08	22-Jul-13	49,200		29,441	0	29,441
23-Aug-05	Employee	24-Aug-08	23-Aug-13	53,000		7,212	0	7,212
24-Mar-06	Chief Audit Executive	25-Mar-09	24-Mar-14	77,900		19,917	0	19,917
24-Mar-06	8 Non-executive Directors	25-Mar-09	24-Mar-14	77,779	(3)	126,710	0	126,710
24-Mar-06	5 Senior Executive Vice Presidents	25-Mar-09	24-Mar-14	76,623	(3)	260,448	0	260,448
24-Mar-06	15 Employees	25-Mar-09	24-Mar-14	77,072	(3)	344,576	0	344,576
28-Apr-06	Employee	29-Apr-09	28-Apr-14	81,900		25,613	0	25,613
27-Oct-06	Employee	28-Oct-09	27-Oct-14	76,600		18,987	0	18,987
8-Feb-07	4 Senior Executive Vice Presidents	9-Feb-10	8-Feb-15		(4)	55,594	0	55,594
8-Feb-07	27 Employees	9-Feb-10	8-Feb-15		(4)	629,799	0	629,799
23-Mar-07	Non-executive Director	24-Mar-10	23-Mar-15	84,500		15,246	0	15,246

						3,034,651	32,773	3,001,878

(1)	Some numbers of the granted options have been adjusted due to the merger and the early retirement of the grantees.

(2)	Originally options with respect to common stock of Kookmin Credit Card, which have been converted into options with respect to our common stock.

(3)	Weighted average of the exercise price of all granted options.

(4)	Exercise Price = ~~W~~77,100 x (1 + TRS of the three major competitors x 0.4). “TRS of the three major competitors” shall mean (the sum of each of the three major competitor’s total market cap at the expected exercise share confirmation date less the sum of each of the three major competitor’s total market cap at the grant date) divided by the sum of each of the three major competitor’s total market cap at the grant date.

Performance Share Agreements

In March 2009, our shareholders approved at the annual general meeting of shareholders the disbursement of a maximum of 250,000 shares of our common stock (or the equivalent monetary amount based on the market value of such shares at the time of disbursement), between September 29, 2008 and September 28, 2011, to our directors as long-term incentive performance shares over the term of their office in accordance with the performance targets set forth in the performance share agreements between us and such directors. In June 2009, we paid ~~W~~24 million, the equivalent monetary amount for 733 shares of our common stock, to our former non-executive director, Kee Young Chung. In March 2010, our shareholders approved at the annual general meeting of shareholders the disbursement of a maximum of 250,000 shares of our common stock (or the equivalent monetary amount based on the market value of such shares at the time of disbursement), between September 29, 2009 and September 28, 2012, to our directors as long-term incentive performance shares over the term of their office in accordance with the performance targets set forth in the performance share agreements between us and such directors. In April 2010, we paid an aggregate of ~~W~~184 million, the equivalent monetary amount for 3,563 shares of our common stock, to our former non-executive directors, Dam Cho and Bo Kyung Byun. Future disbursements of such shares or equivalent monetary amount will be made to our directors upon the completion of their terms based on their performance.

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

We expect that further actual disbursements under the performance share agreements with our directors and senior management will generally be in the form of cash disbursements of equivalent monetary amounts based on the market value of our shares at such time.

Item 7.	MAJOR STOCKHOLDERS AND RELATED PARTY TRANSACTIONS

Item 7A.	Major Stockholders

The following table presents information regarding the beneficial ownership of our shares at December 31, 2009 by each person or entity known to us to own beneficially more than 5% of our issued and outstanding shares.

Except as otherwise indicated, each stockholder identified by name has:

•	sole voting and investment power with respect to its shares; and

•	record and beneficial ownership with respect to its shares.

		Percentage of
		Total Outstanding
	Number of Shares of	Shares of
Beneficial Owner(1)	Common Stock	Common Stock (%)(2)

Citibank N.A.(3)	40,353,823	11.8%
Korean National Pension Service(4)	20,046,217	5.8%
ING Bank N.V.	19,401,044	5.7%

(1)	As of December 31, 2009, Kookmin Bank held 43,322,704 shares of our common stock with restricted voting rights under Korean law as a result of the comprehensive stock transfer pursuant to which we were established as a financial holding company. See “Item 4A. History and Development of the Company — The Establishment of KB Financial Group.”

(2)	Calculated based on 343,028,989 shares of our common stock outstanding as of December 31, 2009.

(3)	As depositary bank.

(4)	As of January 27, 2010, Korean National Pension Service’s ownership of our shares was 19,248,845 shares, representing 5.6% of the total shares of our common stock outstanding as of such date.

Other than as set forth above, no other person or entity known by us to be acting in concert, directly or indirectly, jointly or separately, owned 5.0% or more of the issued shares of our common stock or exercised control or could exercise control over us as of December 31, 2009. None of our major stockholders has different voting rights from our other stockholders.

Item 7B.	Related Party Transactions

As of December 31, 2007, we had an aggregate of ~~W~~9,883 million in loans outstanding to Kookmin Bank’s executive officers and directors. As of December 31, 2008 and 2009, we had an aggregate of ~~W~~2,581 million and ~~W~~3,818 million, respectively, in loans outstanding to our executive officers and directors and Kookmin Bank’s executive officers and directors. In addition, as of such dates, we had loans outstanding to various companies whose directors or executive officers were serving concurrently as our directors or executive officers. See Note 33 of the notes to our consolidated financial statements. All of these loans were made in the ordinary course of business, on substantially the same terms, including interest rate and collateral, as those prevailing at the time for comparable transactions with other persons and did not involve more than the normal risk of collectibility or present other unfavorable features.

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

In April 2008, Kookmin Bank and KB Asset Management Co., Ltd. entered into an agreement with ING Bank B.V. and ING Insurance International B.V. related to the planned establishment of KB Financial Group through a comprehensive stock transfer. Pursuant to this agreement and subject to certain conditions, ING Bank and ING Insurance International approved and agreed to support the stock transfer. The parties also agreed, among others, that the stock transfer shall not constitute a change of control or termination event for purposes of various agreements in effect between the parties and that Kookmin Bank and ING Bank agree to effect an assignment of Kookmin Bank’s rights and obligations under the amended and restated strategic alliance agreement to KB Financial Group. Such assignment was effected in September 2008 pursuant to an assignment and assumption agreement among Kookmin Bank, ING Bank and KB Financial Group.

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

See “Item 18. Financial Statements” and pages F-1 through F-90.

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

Kookmin Bank

In February 2006, the Korean government indicted the former team head of Kookmin Bank’s lottery department and several other individuals in connection with excessive fees paid to a subcontractor by the government. The subcontractor, Korea Lottery Service Inc., was hired by Kookmin Bank with the Korean government’s approval in connection with Kookmin Bank’s lottery operations, and fees paid to such subcontractor were deducted prior to transferring any profit received by Kookmin Bank to the government. In December 2007, the Seoul Central District Court found the former team head of Kookmin Bank’s lottery department guilty but ruled in favor of the other defendants. Both the former team head of Kookmin Bank’s lottery department and the prosecutor’s office appealed the case to the Seoul High Court. In January 2009, the Seoul High Court ruled in favor of the former team head of Kookmin Bank’s lottery department. In February 2009, the prosecutor’s office appealed the case to the Supreme Court of Korea, which dismissed the appeal.

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

In November 2006, Kookmin Bank paid the full amount of such ~~W~~6.4 billion fine, after filing a lawsuit with the Seoul High Court in October 2006 to revoke the order. In January 2008, the Seoul High Court ruled in favor of the Korea Fair Trade Commission regarding the orders with respect to the first and third practices described above, and in favor of Kookmin Bank regarding the order with respect to the second practice described above. Furthermore, the Seoul High Court ruled that the administrative fine imposed in connection with the first practice described above was excessive and ordered a reassessment. Kookmin Bank and the Korea Fair Trade Commission both appealed the ruling to the Supreme Court, which ruled in favor of the Korea Fair Trade Commission regarding the orders with respect to the three practices described above but upheld the Seoul High Court’s ruling that the administrative fine imposed in connection with the first practice described above was excessive.

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

appealed the Korea Fair Trade Commission’s decision to the Seoul High Court, which dismissed the appeal. In July 2009, Kookmin Bank appealed the case to the Supreme Court of Korea, which dismissed the appeal; and

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

Furthermore, in April 2008, the Korea Fair Trade Commission ordered Kookmin Bank to stop alleged price-fixing practices in connection with direct deposit fees, and to pay administrative fines in the amount of ~~W~~537 million for such activities. In July 2008, Kookmin Bank appealed the Korea Fair Trade Commission’s decision to the Seoul High Court, which dismissed Kookmin Bank’s appeal in May 2009. In June 2009, Kookmin Bank appealed this case to the Supreme Court of Korea, where it is currently pending.

During the first quarter of 2004, the National Tax Service of Korea completed a tax audit in respect of Kookmin Bank for the fiscal years 1998, 1999, 2000 and 2001, as a result of which Kookmin Bank was assessed ~~W~~124 billion (including residence tax) for tax deficiencies. Kookmin Bank has paid the entire amount, but appealed the assessment to the National Tax Tribunal, which ruled in favor of the National Tax Service of Korea in part. In 2005 and 2006, Kookmin Bank filed various administrative lawsuits appealing the judgment of the National Tax Tribunal. Kookmin Bank previously had one lawsuit pending at the Seoul High Court, which was decided in its favor in April 2008. In May 2008, the National Tax Service of Korea appealed the case to the Supreme Court of Korea, which dismissed the appeal in June 2009. Kookmin Bank previously had two additional lawsuits on this matter pending at the Supreme Court of Korea, one of which was decided in its favor in January 2010 and the other in favor of the National Tax Service of Korea in March 2010.

During the first half of 2007, the National Tax Service of Korea completed a tax audit in respect of Kookmin Bank for the fiscal years 2002, 2003, 2004 and 2005, as a result of which Kookmin Bank was assessed ~~W~~190 billion (including residence tax) for tax deficiencies. In addition, during the second half of 2007, the National Tax Service of Korea assessed additional income taxes for prior years amounting to ~~W~~292 billion (including residence tax) for tax deficiencies. Kookmin Bank paid the entire amount of such additional assessments in 2007, but filed an appeal with the National Tax Tribunal with respect to tax assessments made in 2007 amounting to ~~W~~482 billion (including residence tax), and we recorded ~~W~~481 billion of such income taxes paid as “Other Assets” in our consolidated financial statements as of December 31, 2007 and 2008, which was reduced to ~~W~~401 billion as of December 31, 2009. See “Item 3D. Risk Factors — Other risks relating to our business — We have been assessed additional income taxes in respect of prior years as a result of a tax audit by the National Tax Service of Korea, and our appeal with respect to a portion of such assessment may not be successful.”

In June 2008, the Ministry of Land, Transport and Maritime Affairs of the Korean government filed a suit against Kookmin Bank in the Seoul Central District Court to recover ~~W~~116 billion of ATM transaction fees that were allegedly overcharged by Kookmin Bank during the period from February 2003 to December 2006, by applying the higher bank teller transaction fees to ATM transactions. In January 2009, the Seoul Central District Court ruled in favor of Kookmin Bank, and the Ministry of Land, Transport and Maritime Affairs appealed the case to the Seoul High Court, which dismissed the appeal. In September 2009, the Ministry of Land, Transport and Maritime Affairs appealed the case to the Supreme Court of Korea, which dismissed the appeal.

Since November 2008, certain of Kookmin Bank’s customers have filed lawsuits against it in connection with its sales of foreign currency derivatives products known as “KIKO” (which stands for “knock-in knock-out”), which are intended to operate as hedging instruments against fluctuations in the exchange rate between the Won and the U.S. dollar. Due to the significant depreciation of the Won against the U.S. dollar in 2008 and 2009, customers who have purchased KIKO products from Kookmin Bank are required to make large payments to it. Six companies have filed lawsuits against Kookmin Bank alleging that the contracts under which the relevant KIKO products were sold should be invalidated and that Kookmin Bank should return payments received thereunder. The aggregate amount of such claims, as of May 4, 2010, was approximately ~~W~~19 billion and may increase in the event of future depreciation of the Won against U.S. dollar. Additional lawsuits, as well as motions for preliminary injunctions, may be filed against Kookmin Bank with respect to KIKO products, and the final outcome of such litigation remains uncertain.

Since November 2008, 392 of Kookmin Bank’s customers have filed 11 lawsuits against it in connection with its sales of offshore funds and currency future contracts, claiming damages of ~~W~~5,670 million. The customers allege that the losses were caused by Kookmin Bank’s negligence in inadequately explaining the risks of such investment to its customers and in structuring funds with inappropriate currency future hedging features. Four of the lawsuits were dismissed and not appealed. One of the lawsuits was dismissed by the Seoul Central District Court in July 2009 and the plaintiffs appealed to the Seoul High Court, where it is currently pending. Five of the remaining lawsuits are currently pending at the Seoul Central District Court and one lawsuit is pending at the Daegu District Court. Additional lawsuits may be filed against Kookmin Bank with respect to its sales of such products, and the final outcome of such litigation remains uncertain.

Dividends

Dividends must be approved by the stockholders at the annual general meeting of stockholders. Cash dividends may be paid out of retained earnings that have not been appropriated to statutory reserves. See “Item 10B. Memorandum and Articles of Association — Description of Capital Stock — Dividends and Other Distributions.”

The table below sets forth, for the periods indicated, the dividend per share of common stock and the total amount of dividends declared and paid by Kookmin Bank in respect of each of the three years ended December 31, 2007 and by us in respect of the years ended December 31, 2008 and 2009. The dividends set out for each of the years below were paid within 30 days after our annual stockholders meeting, which is held no later than March of the following year.

	Dividends per				Dividends per		Total Amount of Cash
Fiscal Year	Common Share(1)				Preferred Share		Dividends Paid
							(In millions of Won)

2005(2)	~~W~~	550	US$	0.54	—	—	~~W~~	184,889
2006(3)		3,650		3.92	—	—		1,227,784
2007(4)		2,450		2.62	—	—		824,129
2008(5)		—		—	—	—		—
2009(6)		230		0.20	—	—		78,897

(1)	Won amounts are expressed in U.S. dollars at the noon buying rate in effect at the end of the relevant periods as quoted by the Federal Reserve Bank of New York in the United States.

(2)	On February 8, 2006, Kookmin Bank’s board of directors passed a board resolution recommending a cash dividend of ~~W~~550 per common share (before dividend tax), representing 11% of the par value of each share, for the fiscal year ended December 31, 2005. This resolution was approved and ratified by Kookmin Bank’s stockholders on March 24, 2006.

(3)	On February 8, 2007, Kookmin Bank’s board of directors passed a board resolution recommending a cash dividend of ~~W~~3,650 per common share (before dividend tax), representing 73% of the par value of each share, for the fiscal year ended December 31, 2006. This resolution was approved and ratified by Kookmin Bank’s stockholders on March 23, 2007.

(4)	On February 4, 2008, Kookmin Bank’s board of directors passed a board resolution recommending a cash dividend of ~~W~~2,450 per common share (before dividend tax), representing 49% of the par value of each share, for the fiscal year ended December 31, 2007. This resolution was approved and ratified by Kookmin Bank’s stockholders on March 20, 2008.

(5)	On February 11, 2009, our board of directors passed a board resolution recommending that no dividends be paid for the fiscal year ended December 31, 2008. This resolution was approved and ratified by our stockholders on March 27, 2009.

(6)	On February 10, 2010, our board of directors passed a board resolution recommending a cash dividend of ~~W~~230 per common share (before dividend tax), representing 4.6% of the par value of each share, for the fiscal year ended December 31, 2009. This resolution was approved and ratified by our stockholders on March 26, 2010.

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

Market Price Information

The principal trading market for our common stock is the KRX KOSPI Market. Our common stock has been listed on the KRX KOSPI Market since October 10, 2008, and the ADSs have been listed on the New York Stock Exchange under the symbol “KB” since September 29, 2008. The ADSs are identified by the CUSIP number 48241A105.

Kookmin Bank’s common stock was listed on the KRX KOSPI Market on November 9, 2001, and was suspended from trading from September 25, 2008 and de-listed on October 10, 2008 in connection with the comprehensive stock transfer pursuant to which we were established. Kookmin Bank ADSs were listed on the New York Stock Exchange from November 1, 2001 to September 26, 2008. The Kookmin Bank ADSs were identified by the CUSIP number 50049M109.

The table below sets forth, for the periods indicated, the high and low closing prices and the average daily volume of trading activity on the KRX KOSPI Market for Kookmin Bank common stock with respect to the periods up to and including the third quarter of 2008 and for our common stock with respect to the subsequent periods, and the high and low closing prices and the average daily volume of trading activity on the New York Stock Exchange for Kookmin Bank ADSs with respect to the periods up to and including the third quarter of 2008 and for our ADSs with respect to the subsequent periods.

	KRX KOSPI Market(1)					New York Stock Exchange(2)
	Closing Price					Closing Price
	Per Common Stock				Average Daily	Per ADS				Average Daily
	High		Low		Trading Volume	High		Low		Trading Volume
					(In thousands					(In thousands
					of shares)					of shares)

2005	~~W~~	77,800	~~W~~	40,000	1,176.4	US$	75.67	US$	37.70	316.2
2006		89,900		66,300	1,240.4		97.50		66.25	444.0
2007		89,500		61,600	1,527.1		96.57		64.57	523.8
2008		71,500		22,800	2,902.4		71.26		14.70	780.0
First Quarter		67,100		49,100	2,015.1		70.00		48.78	908.5
Second Quarter		71,500		57,800	1,969.7		71.26		58.36	649.7
Third Quarter		61,700		51,800	3,105.4		60.22		43.23	790.6
Fourth Quarter		53,100		22,800	4,620.2		46.00		14.70	777.5
2009		63,200		26,850	2,390.1		55.07		16.82	533.3
First Quarter		40,100		26,850	3,088.8		31.11		16.82	719.7
Second Quarter		47,800		34,450	2,922.7		39.23		25.63	733.7
Third Quarter		61,900		44,200	2,056.5		51.47		34.25	403.4
Fourth Quarter		63,200		56,400	1,530.5		55.07		47.44	288.4
2010 (through June 22)		59,400		45,900	1,896.1		52.62		37.81	368.7
January		59,400		49,650	2,022.1		52.62		42.74	269.3
February		52,500		45,900	1,846.9		45.73		38.69	404.8
March		54,600		49,100	1,433.4		47.96		42.65	354.5
April		57,500		52,300	1,987.1		51.88		46.90	290.0
May		54,700		46,750	1,924.4		49.50		37.81	435.5
June (through June 22)		52,800		49,200	2,299.8		44.13		39.25	461.5

Source: Global Stock Information Financial Network and KRX KOSPI Market

(1)	Trading of Kookmin Bank common shares on the KRX KOSPI Market commenced on November 9, 2001 and ended on September 24, 2008. Trading of our common shares on the KRX KOSPI Market commenced on October 10, 2008.

(2)	Trading of Kookmin Bank ADSs on the New York Stock Exchange commenced on November 1, 2001 and ended on September 26, 2008. Trading of our ADSs on the New York Stock Exchange commenced on September 29, 2008. Each ADS represents the right to receive one share.

Item 9B.	Plan of Distribution

Not Applicable.

Item 9C.	Markets

The KRX KOSPI Market

The KRX KOSPI Market (formerly known as the Stock Market Division of the Korea Exchange) began its operations in 1956. It has a single trading floor located in Seoul. The KRX KOSPI Market is a membership organization consisting of most of the Korean financial investment companies with a dealing and/or brokerage license and some Korean branches of foreign financial investment companies with such license.

As of December 31, 2009, the aggregate market value of equity securities listed on the KRX KOSPI Market was approximately ~~W~~888 trillion. The average daily trading volume of equity securities for 2009 was approximately 486 million shares with an average transaction value of ~~W~~5,796 billion.

The KRX KOSPI Market has the power in some circumstances to suspend trading in the shares of a given company or to de-list a security pursuant to the Listing Regulation of the KRX KOSPI Market. The KRX KOSPI Market also restricts share price movements. All listed companies are required to file accounting reports annually, semiannually and quarterly and to release immediately all information that may affect trading in a security.

The KRX KOSPI Market publishes the KOSPI, which is an index of all equity securities listed on the KRX KOSPI Market, every ten seconds. On January 1, 1983, the method of computing KOSPI was changed from the Dow Jones method to the aggregate value method. In the new method, the market capitalizations of all listed companies are aggregated, subject to certain adjustments, and this aggregate is expressed as a percentage of the aggregate market capitalization of all listed companies as of the base date, January 4, 1980.

The following table sets out movements in KOSPI:

	Opening	High	Low	Closing

1982	123.60	134.48	105.99	128.99
1983	122.52	134.46	115.59	121.21
1984	115.25	142.46	115.25	142.46
1985	139.53	163.37	131.40	163.37
1986	161.40	279.67	153.85	272.61
1987	264.82	525.11	264.82	525.11
1988	532.04	922.56	527.89	907.20
1989	919.61	1,007.77	844.75	909.72
1990	908.59	928.82	566.27	696.11
1991	679.75	763.10	586.51	610.92
1992	624.23	691.48	459.07	678.44
1993	697.41	874.10	605.93	866.18
1994	879.32	1,138.75	855.37	1,027.37
1995	1,013.57	1,016.77	847.09	882.94
1996	888.85	986.84	651.22	651.22
1997	653.79	792.29	350.68	376.31
1998	385.49	579.86	280.00	562.46
1999	587.57	1,028.07	498.42	1,028.07
2000	1,059.04	1,059.04	500.60	504.62
2001	520.95	704.50	468.76	693.70
2002	724.95	937.61	584.04	627.55
2003	635.17	822.16	515.24	810.71
2004	821.26	936.06	719.59	895.92
2005	893.71	1,379.37	870.84	1,379.37
2006	1,389.27	1,464.70	1,203.86	1,434.46
2007	1,435.26	2,064.85	1,355.79	1,897.13
2008	1,853.45	1,888.88	938.75	1,124.47
2009	1,132.87	1,723.17	992.69	1,682.77
2010 (through June 22)	1,696.14	1,752.20	1,552.79	1,731.48

Source: The KRX KOSPI Market

Shares are quoted “ex-dividend” on the first trading day of the relevant company’s accounting period. Since the calendar year is the accounting period for the majority of listed companies, this may account for the drop in KOSPI between its closing level at the end of one calendar year and its opening level at the beginning of the following calendar year.

With certain exceptions, principally to take account of a share being quoted “ex-dividend” and “ex-rights,” permitted upward and downward movements in share prices of any category of shares on any day are limited under the rules of the KRX KOSPI Market to 15% of the previous day’s closing price of the shares, rounded down as set out below:

Previous Day’s Closing Price ~~W~~	Rounded Down to ~~W~~

Less than 5,000	5
5,000 to less than 10,000	10
10,000 to less than 50,000	50
50,000 to less than 100,000	100
100,000 to less than 500,000	500
500,000 or more	1,000

As a consequence, if a particular closing price is the same as the price set by the fluctuation limit, the closing price may not reflect the price at which persons would have been prepared, or would be prepared to continue, if so permitted, to buy and sell shares. Orders are executed on an auction system with priority rules to deal with competing bids and offers.

Due to the deregulation of restrictions on brokerage commission rates, the brokerage commission rate on equity securities transactions may be determined by the parties, subject to commission schedules being filed with the KRX KOSPI Market by the financial investment companies with a brokerage license. In addition, a securities transaction tax will generally be imposed on the transfer of shares or certain securities representing rights to subscribe for shares. An agriculture and fishery special surtax of 0.15% of the sales prices will also be imposed on transfer of these shares and securities on the KRX KOSPI Market. See “Item 10E. Taxation — Korean Taxation.”

The following table sets forth the number of companies listed on the KRX KOSPI Market, the corresponding total market capitalization at the end of the periods indicated and the average daily trading volume for those periods:

	Market Capitalization on the
	Last Day of Each Period					Average Daily Trading Volume, Value
	Number of
	Listed	(Billions of		(Millions of		Thousands of	(Millions of		(Thousands of
Year	Companies	Won)		US$)(1)		Shares	Won)		US$)(1)

1982	334	~~W~~	3,001	US$	4,279	9,704	~~W~~	6,667	US$	9,507
1983	328		3,490		4,666	9,325		5,941		7,944
1984	336		5,149		6,434	14,847		10,642		13,301
1985	342		6,570		7,921	18,925		12,315		14,846
1986	355		11,994		13,439	31,755		32,870		36,830
1987	389		26,172		30,250	20,353		70,185		81,120
1988	502		64,544		81,177	10,367		198,364		249,483
1989	626		95,477		138,997	11,757		280,967		409,037
1990	669		79,020		115,610	10,866		183,692		268,753
1991	686		73,118		101,623	14,022		214,263		297,795
1992	688		84,712		110,691	24,028		308,246		402,779
1993	693		112,665		142,668	35,130		574,048		726,919
1994	699		151,217		185,657	36,862		776,257		953,047
1995	721		141,151		178,266	26,130		487,762		616,016
1996	760		117,370		151,289	26,571		486,834		627,525
1997	776		70,989		82,786	41,525		555,759		648,115

	Market Capitalization on the
	Last Day of Each Period			Average Daily Trading Volume, Value
	Number of
	Listed	(Billions of	(Millions of	Thousands of	(Millions of	(Thousands of
Year	Companies	Won)	US$)(1)	Shares	Won)	US$)(1)

1998	748	137,799	81,297	97,716	660,429	389,634
1999	725	349,504	294,319	278,551	3,481,620	2,931,891
2000	704	188,042	166,703	306,163	2,602,211	2,306,925
2001	689	255,850	200,039	473,241	1,997,420	1,561,705
2002	683	258,681	217,379	857,245	3,041,598	2,308,789
2003	684	355,363	298,123	542,010	2,216,636	1,859,594
2004	683	412,588	398,597	372,895	2,232,108	2,156,418
2005	702	655,075	648,589	467,629	3,157,662	3,126,398
2006	731	704,588	757,621	279,096	3,435,180	3,693,742
2007	745	951,900	1,017,205	363,732	5,539,588	5,919,628
2008	763	592,635	469,600	355,205	5,189,643	4,112,238
2009	770	887,935	763,027	485,657	5,795,426	4,980,172
2010 (through June 18)	771	943,747	784,788	406,445	5,268,861	4,381,407

Source: The KRX KOSPI Market

(1)	Converted at the noon buying rate of the Federal Reserve Bank of New York in effect on the last business day of the period indicated.

The Korean securities markets are principally regulated by the Financial Services Commission and the Financial Investment Services and Capital Markets Act, which replaced the Korean Securities and Exchange Act in February 2009. The Financial Investment Services and Capital Markets Act imposes restrictions on insider trading, price manipulation and deceptive action (including unfair trading), requires specified information to be made available by listed companies to investors and establishes rules regarding margin trading, proxy solicitation, takeover bids, acquisition of treasury shares and reporting requirements for stockholders holding substantial interests.

Protection of Customer’s Interest in Case of Insolvency of Financial Investment Companies with a Brokerage License

Under Korean law, the relationship between a customer and a financial investment company with a brokerage license in connection with a securities sell or buy order is deemed to be consignment and the securities acquired by a consignment agent (i.e., the financial investment company with a brokerage license) through such sell or buy order are regarded as belonging to the customer in so far as the customer and the consignment agent’s creditors are concerned. Therefore, in the event of a bankruptcy or reorganization procedure involving a financial investment company with a brokerage license, the customer of such financial investment company is entitled to the proceeds of the securities sold by such financial investment company.

When a customer places a sell order with a financial investment company with a brokerage license which is not a member of the KRX KOSPI Market, and that financial investment company places a sell order with another financial investment company with a brokerage license, which is a member of the KRX KOSPI Market, the customer is still entitled to the proceeds of the securities sold and received by the non-member company from the member company regardless of the bankruptcy or reorganization of the non-member company.

Under the Financial Investment Services and Capital Markets Act, the KRX KOSPI Market is obliged to indemnify any loss or damage incurred by a counterparty as a result of a breach by its members. If a financial investment company with a brokerage license which is a member of the KRX KOSPI Market breaches its obligation in connection with a buy order, the KRX KOSPI Market is obliged to pay the purchase price on behalf of the breaching member. Therefore, the customer can acquire the securities that have been ordered to be purchased by the breaching member.

When a customer places a buy order with a non-member company and the non-member company places a buy order with a member company, the customer has the legal right to the securities received by the non-member company from the member company because the purchased securities are regarded as belonging to the customer in so far as the customer and the non-member company’s creditors are concerned.

As the cash deposited with a financial investment company with a brokerage license is regarded as belonging to such financial investment company, which is liable to return the same at the request of its customer, the customer cannot take back deposited cash from such financial investment company if a bankruptcy or reorganization procedure is instituted against such financial investment company and, therefore, can suffer from loss or damage as a result. However, the Depositor Protection Act provides that the Korea Deposit Insurance Corporation will, upon the request of the investors, pay investors an amount equal to the full amount of cash deposited with a financial investment company with a brokerage license prior to August 1, 1998 in case of such financial investment company’s bankruptcy, liquidation, cancellation of securities business license or other insolvency events. However, this indemnification was available only until the end of 2000. From 2001, the maximum amount to be paid to each customer is limited to ~~W~~50 million. Pursuant to the Financial Investment Services and Capital Markets Act, financial investment companies with a brokerage license are required to deposit the cash received from its customers to the extent the amount is not covered by the insurance with the Korea Securities Finance Corporation, a special entity established pursuant to the Financial Investment Services and Capital Markets Act. Set-off or attachment of cash deposits by such financial investment companies is prohibited. The premiums related to this insurance are paid by such financial investment companies.

Reporting Requirements for Holders of Substantial Interests

Any person whose direct or beneficial ownership of our common stock with voting rights, whether in the form of shares of common stock or ADSs, certificates representing the rights to subscribe for shares or equity-related debt securities including convertible bonds and bonds with warrants (which we refer to collectively as “Equity Securities”), together with the Equity Securities beneficially owned by certain related persons or by any person acting in concert with the person, accounts for 5% or more of the total issued and outstanding shares (plus Equity Securities of us held by such persons) is required to report the status and purpose (in terms of whether the purpose of the shareholding is to exercise control over our management) of the holdings to the Financial Services Commission and the KRX KOSPI Market within five business days after reaching the 5% ownership interest. In addition, any change in (i) the ownership interest subsequent to the report that equals or exceeds 1% of the total issued and outstanding Equity Securities of us or (ii) the purpose of the shareholding is required to be reported to the Financial Services Commission and the KRX KOSPI Market within five business days from the date of the change.

Violation of these reporting requirements may subject a person to criminal sanctions such as fines or imprisonment and/or a loss of voting rights with respect to the ownership of Equity Securities exceeding 5% of the total issued and outstanding Equity Securities with respect to which the reporting requirements were violated. Furthermore, the Financial Services Commission may order the disposal of the unreported Equity Securities.

In addition to the reporting requirements described above, any person whose direct or beneficial ownership of our stock accounts for 10% or more of the total issued and outstanding stock (which we refer to as a “major stockholder”) must report the status of his/her shareholding to the Korea Securities and Futures Commission and the KRX KOSPI Market within five days after he/she becomes a major stockholder. In addition, any change in the ownership interest subsequent to the report must be reported to the Korea Securities and Futures Commission and the KRX KOSPI Market within the 5th day of the occurrence of the change. Violation of these reporting requirements may subject a person to criminal sanctions such as fines or imprisonment.

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

Restrictions Applicable to ADSs

No Korean governmental approval is necessary for the sale and purchase of our ADSs in the secondary market outside Korea or for the withdrawal of shares of our common stock underlying the ADSs and the delivery inside Korea of shares in connection with the withdrawal, provided that a foreigner who intends to acquire the shares must obtain an investment registration card from the Financial Supervisory Service as described below. The acquisition of the shares by a foreigner must be immediately reported to the governor of the Financial Supervisory Service, either by the foreigner or by his standing proxy in Korea.

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

We have agreed to grant such consent to the extent that the total number of shares on deposit with the depositary would not exceed 116,583,985 at any time.

Restrictions Applicable to Shares

As a result of amendments to the Foreign Exchange Transaction Laws and Financial Services Commission regulations (which we refer to collectively as the “Investment Rules”) adopted in connection with the stock market opening from January 1992 and after that date, foreigners may invest, with limited exceptions and subject to procedural requirements, in all shares of Korean companies, whether listed on the KRX KOSPI Market or on the KRX KOSDAQ Market, unless prohibited by specific laws. Foreign investors may trade shares listed on the KRX KOSPI Market or on the KRX KOSDAQ Market only through the KRX KOSPI Market or the KRX KOSDAQ Market, except in limited circumstances, including:

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

For over-the-counter transactions of shares between foreigners outside the KRX KOSPI Market or the KRX KOSDAQ Market for shares with respect to which the limit on aggregate foreign ownership has been reached or exceeded, a financial investment company with a brokerage license in Korea must act as an intermediary. Odd-lot trading of shares outside the KRX KOSPI Market or the KRX KOSDAQ Market must involve such a financial investment company as the other party. Foreign investors are prohibited from engaging in margin transactions with respect to shares that are subject to a foreign ownership limit.

The Investment Rules require a foreign investor who wishes to invest in shares on the KRX KOSPI Market or the KRX KOSDAQ Market (including Converted Shares and shares being issued for initial listing on the KRX KOSPI Market or on KRX KOSDAQ Market) to register its identity with the Financial Supervisory Service prior to making any such investment. The registration requirement does not, however, apply to foreign investors who acquire Converted Shares with the intention of selling such Converted Shares within three months from the date of acquisition. Upon registration, the Financial Supervisory Service will issue to the foreign investor an investment registration card, which must be presented each time the foreign investor opens a brokerage account with a financial investment company with a brokerage license. Foreigners eligible to obtain an investment registration card include foreign nationals who have not been residing in Korea for a consecutive period of six months or more, foreign governments, foreign municipal authorities, foreign public institutions, international financial institutions or similar international organizations, corporations incorporated under foreign laws and any person in any additional category designated by decree of the Ministry of Strategy and Finance under the Financial Investment Services and Capital Markets Act. All Korean offices of a foreign corporation as a group are treated as a separate foreigner from the offices of the corporation outside Korea for the purpose of investment registration. However, a foreign corporation or depositary issuing depositary receipts may obtain one or more investment registration cards in its name in certain circumstances as described in the relevant regulations.

Upon a foreign investor’s purchase of shares through the KRX KOSPI Market or the KRX KOSDAQ Market, no separate report by the investor is required because the investment registration card system is designed to control and oversee foreign investment through a computer system. However, a foreign investor’s acquisition or sale of shares outside the KRX KOSPI Market or the KRX KOSDAQ Market (as discussed above) must be reported by the foreign investor or his standing proxy to the governor of the Financial Supervisory Service at the time of each such acquisition or sale. A foreign investor must ensure that any acquisition or sale by it of shares outside the KRX KOSPI Market or the KRX KOSDAQ Market in the case of trades in connection with a tender offer, odd-lot trading of shares, trades of a class of shares for which the aggregate foreign ownership limit has been reached or exceeded, is reported to the governor of the Financial Supervisory Service by himself or his standing proxy, or, in the case of sale and purchase of shares at fair value between foreigners, who are part of an investor group comprised of foreign companies investing under the control of a common investment manager pursuant to applicable laws or contract. A foreign investor may appoint a standing proxy from among the Korea Securities Depository, foreign exchange banks (including domestic branches of foreign banks), financial investment companies with a dealing and/or brokerage license (including domestic branches of foreign financial investment companies with such license), financial investment companies with a collective investment license (including domestic branches of foreign financial investment companies with such license) and internationally recognized custodians which will act as a standing proxy to exercise stockholders’ rights or perform any matters related to the foregoing activities if the foreign investor does not perform these activities himself. Generally, a foreign investor may not permit any person, other than its standing proxy, to exercise rights relating to his shares or perform any tasks related thereto on his behalf. However, a foreign investor may be exempted from complying with these standing proxy rules with the approval of the governor of the Financial Supervisory Service in cases deemed inevitable by reason of conflict between laws of Korea and the home country of the foreign investor.

Certificates evidencing shares of Korean companies must be kept in the custody of an eligible custodian in Korea. The same entities eligible to act as a standing proxy are eligible to act as a custodian of shares for a non-resident or foreign investor. A foreign investor must ensure that its custodian deposits its shares with the Korea Securities Depository. A foreign investor may be exempted from complying with this deposit requirement with the approval of the governor of the Financial Supervisory Service in circumstances where compliance with that requirement is made impracticable, including cases where compliance would contravene the laws of the foreign investors’ home country.

Under the Investment Rules, with certain exceptions, foreign investors may acquire shares of a Korean company without being subject to any foreign investment ceiling. As one such exception, designated public corporations are subject to a 40% ceiling on the acquisition of shares by foreigners in the aggregate. Designated public corporations may set a ceiling on the acquisition of shares by a single person in their articles of incorporation. Currently, Korea Electric Power Corporation is the only designated public corporation that has set such a ceiling. Furthermore, an investment by a foreign investor in 10% or more of the issued and outstanding shares with voting rights of a Korean company is defined as a foreign direct investment under the Foreign Investment Promotion Act of Korea. Generally, a foreign direct investment must be reported to the Ministry of Knowledge Economy of Korea. The acquisition of shares of a Korean company by a foreign investor may also be subject to certain foreign or other shareholding restrictions in the event that the restrictions are prescribed in a specific law that regulates the business of the Korean company. For a description of such restrictions applicable to Korean banks, see “Item 4B. Business Overview — Supervision and Regulation — Principal Regulations Applicable to Banks — Restrictions on Bank Ownership.”

Item 9D.	Selling Shareholders

Not Applicable.

Item 9E.	Dilution

Not Applicable.

Item 9F.	Expenses of the Issue

Not Applicable.

Item 10.	ADDITIONAL INFORMATION

Not Applicable.

Item 10A.	Share Capital

Not Applicable.

Item 10B.	Memorandum and Articles of Association

Description of Capital Stock

Set forth below is information relating to our capital stock, including brief summaries of certain provisions of our articles of incorporation, the Korean Commercial Code, Financial Investment Services and Capital Markets Act and certain related laws of Korea, all as currently in effect. The following summaries do not purport to be complete and are subject to the articles of incorporation and the applicable provisions of the Financial Investment Services and Capital Markets Act, the Korean Commercial Code, and certain other related laws of Korea.

As of December 31, 2009, our authorized share capital is 1,000,000,000 shares. Subject to applicable laws and regulations, we are authorized to issue shares of preferred stock up to one-half of all of the issued and outstanding shares and shares of convertible stock up to 20% of all of the issued and outstanding shares under our articles of incorporation. Also, at the time of issuance of preferred shares, we may, pursuant to a resolution of the board of directors, issue such preferred shares as redeemable shares that can be redeemed at our discretion using our profits. Furthermore, through an amendment of the articles of incorporation, we may create new classes of shares, which may be common shares or preferred shares having additional features as prescribed under the Korean Commercial Code. See “— Voting Rights.”

As of the date of this annual report, 386,351,693 shares of common stock were issued and 343,028,989 shares of common stock were outstanding. No preferred stock is currently outstanding. All of the issued and outstanding shares are fully-paid and non-assessable, and are in registered form. Our authorized but unissued share capital consists of 613,648,307 shares. We may issue the unissued shares without further stockholder approval, subject to a board resolution as provided in the articles of incorporation. See “— Preemptive Rights and Issuances of Additional Shares” and “— Dividends and Other Distributions — Distribution of Free Shares.”

Our articles of incorporation provide that our stockholders may, by special resolution, grant to our and our subsidiaries’ officers, directors and employees stock options exercisable for up to 15% of the total number of our issued and outstanding shares. Our board of directors may also grant stock options to non-director officers and employees exercisable for up to 1% of our issued and outstanding shares, provided that such grant must be approved by a resolution of the subsequent general meeting of stockholders. As of March 31, 2010, our officers, directors and employees held options to purchase 3,013,159 shares of our common stock. Upon their exercise of such stock options, we are required to pay in cash the difference between the exercise price and the market price of our common stock at the date of exercise. See “Item 6E. Share Ownership — Stock Options.”

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

(1) publicly offered pursuant to the Financial Investment Services and Capital Markets Act, (2) issued to an employee stock ownership association, (3) issued upon exercise of stock options pursuant to the Financial Investment Services and Capital Markets Act, (4) issued for the issuance of our depositary receipts, (5) issued to certain foreign or domestic financial institutions or institutional investors to raise funds to meet urgent needs for our management or operations or (6) issued primarily to a third party who has contributed to the management of our business, including by providing financing, credit, advanced financing technique, know-how or entering into close business alliances, except that, in the case of issuances of new shares under (1), (4), (5) and (6) above, the number of new shares issued to persons other than existing stockholders may not exceed 50% of our total issued and outstanding capital stock.

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

Under the Financial Investment Services and Capital Markets Act, members of a company’s employee stock ownership association, whether or not they are stockholders, will have a preemptive right, subject to certain exceptions, to subscribe for up to 20% of the shares publicly offered pursuant to the Financial Investment Services and Capital Markets Act. This right is exercisable only to the extent that the total number of shares so acquired and held by such members does not exceed 20% of the total number of shares then issued and outstanding.

Voting Rights

Each outstanding share of our common stock is entitled to one vote per share. However, voting rights with respect to shares of common stock that we or any of our subsidiaries holds may not be exercised. Unless stated otherwise in a company’s articles of incorporation, the Korean Commercial Code permits holders of an aggregate of 1% or more of the issued and outstanding shares with voting rights to request cumulative voting when electing two or more directors. Our articles of incorporation do not prohibit cumulative voting. The Korean Commercial Code and our articles of incorporation provide that an ordinary resolution may be adopted if approval is obtained from the holders of at least a majority of those shares of common stock present or represented at such meeting and such majority also represents at least one-fourth of the total of our issued and outstanding voting shares. Holders of non-voting shares (other than enfranchised non-voting shares) will not be entitled to vote on any resolution or to receive notice of any general meeting of stockholders unless the agenda of the meeting includes consideration of a resolution on which such holders are entitled to vote. If our annual general stockholders’ meeting resolves not to pay to holders of preferred shares the annual dividend as determined by the board of directors at the time of issuance of such shares, the holders of preferred shares will be entitled to exercise voting rights from the general stockholders’ meeting following the meeting adopting such resolution to the end of a meeting to declare to pay such dividend with respect to the preferred shares. Holders of such enfranchised preferred shares will have the same rights as holders of common stock to request, receive notice of, attend and vote at a general meeting of stockholders.

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

Rights of Dissenting Stockholders

Pursuant to the Financial Investment Services and Capital Markets Act and the Law on the Improvement of the Structure of the Financial Industry, in certain limited circumstances (including, without limitation, if we transfer all or any significant part of our business, if we acquire a part of the business of any other company and such acquisition has a material effect on our business or if we merge or consolidate with another company), dissenting holders of shares of our common stock and our preferred stock who acquired such shares prior to the announcement of the relevant resolution of the board of directors (or up to one day after such announcement in the event that such resolution is made by the board of directors pursuant to a presidential decree) will have the right to require us to purchase their shares by providing written notice to us. To exercise such a right, stockholders must submit to us a written notice of their intention to dissent prior to the general meeting of stockholders. Within 20 days (10 days in the case of a merger or consolidation under the Law on Improvement of the Structure of the Financial Industry) after the date on which the relevant resolution is passed at such meeting, such dissenting stockholders must request in writing that we purchase their shares. We are obligated to purchase the shares from dissenting stockholders within one month after the end of such request period (within two months after the receipt of such request in the case of a merger or consolidation under the Law on Improvement of the Structure of Financial Industry) at a price to be determined by negotiation between the stockholder and us. If we cannot agree on a price with the stockholder through such negotiations, the purchase price will be the arithmetic mean of:

•	the weighted average of the daily stock prices on the KRX KOSPI Market for the two-month period prior to the date of the adoption of the relevant board of directors’ resolution;

•	the weighted average of the daily stock prices on the KRX KOSPI Market for the one-month period prior to the date of the adoption of the relevant board of directors’ resolution; and

•	the weighted average of the daily stock prices on the KRX KOSPI Market for the one-week period prior to the date of the adoption of the relevant board of directors’ resolution.

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

Under the Financial Investment Services and Capital Markets Act, we must file with the Korean Financial Services Commission and the KRX KOSPI Market an annual business report within 90 days after the end of each fiscal year, a half-year business report within 45 days after the end of the first six months of each fiscal year and quarterly business reports within 45 days after the end of the first three months and nine months of each fiscal year, respectively. Copies of such business reports will be available for public inspection at the Korean Financial Services Commission and the KRX KOSPI Market.

Transfer of Shares

Under the Korean Commercial Code, the transfer of shares is effected by the delivery of share certificates. The Financial Investment Services and Capital Markets Act provides, however, that in case of a company listed on the KRX KOSPI Market such as us, share transfers can be effected by the book-entry method. In order to assert stockholders’ rights against us, the transferee must have his name and address registered on the register of stockholders. For this purpose, stockholders are required to file with us their name, address and seal. Non-resident stockholders must notify us of the name of their proxy in Korea to which our notice can be sent.

Under current Korean regulations, the following entities may act as agents and provide related services for foreign stockholders:

•	the Korea Securities Depository;

•	internationally recognized foreign custodians;

•	financial investment companies with a dealing license (including domestic branches of foreign financial investment companies with such license);

•	financial investment companies with a brokerage license (including domestic branches of foreign financial investment companies with such license);

•	foreign exchange banks (including domestic branches of foreign banks); and

•	financial investment companies with a collective investment license (including domestic branches of foreign financial investment companies with such license).

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

Notwithstanding the foregoing restrictions, pursuant to the Financial Investment Services and Capital Markets Act and regulations under the Financial Holding Company Act and after submission of certain reports to the Korean Financial Services Commission, we may purchase our own shares on the KRX KOSPI Market or through a tender offer, subject to the restrictions that:

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

General

The Foreign Exchange Transaction Act of Korea and the Presidential Decree and regulations under that Act and Decree, which we refer to collectively as the “Foreign Exchange Transaction Laws,” regulate investment in Korean securities by non-residents and issuance of securities outside Korea by Korean companies. Non-residents may invest in Korean securities pursuant to the Foreign Exchange Transaction Laws. The Financial Services Commission has also adopted, pursuant to its authority under the Financial Investment Services and Capital Markets Act, regulations that restrict investment by foreigners in Korean securities and regulate issuance of securities outside Korea by Korean companies.

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

Restrictions Applicable to Shares

Under the Foreign Exchange Transaction Laws, a foreign investor who intends to acquire shares must designate a foreign exchange bank at which he must open a foreign currency account and a Won account exclusively for stock investments. No approval is required for remittance into Korea and deposit of foreign currency funds in the foreign currency account. Foreign currency funds may be transferred from the foreign currency account at the time required to place a deposit for, or settle the purchase price of, a stock purchase transaction to a Won account opened at a financial investment company with a dealing and/or brokerage license. Funds in the foreign currency account may be remitted abroad without any Korean governmental approval.

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

Financial investment companies with dealing and/or brokerage licenses are allowed to open foreign currency accounts with foreign exchange banks exclusively for accommodating foreign investors’ stock investments in Korea. Through these accounts, such financial investment companies may enter into foreign exchange transactions on a limited basis, such as conversion of foreign currency funds and Won funds, either as a counterparty to or on behalf of foreign investors, without the investors having to open their own accounts with foreign exchange banks.

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

Subject to certain exceptions for short-term and hedged positions, the U.S. dollar amount of dividends received by an individual prior to January 1, 2011 with respect to the ADSs will be subject to taxation at a maximum rate of 15% if the dividends are “qualified dividends.” Dividends paid on the ADSs will be treated as qualified dividends if (i) the ADSs are readily tradable on an established securities market in the United States and (ii) the Company was not, in the year prior to the year in which the dividend was paid, and is not, in the year in which the dividend is paid, a passive foreign investment company as defined for U.S. federal income tax purposes (“PFIC”). The ADSs are listed on the New York Stock Exchange, and will qualify as readily tradable on an established securities market in the United States so long as they are so listed. Based on our audited financial statements, we believe that we were not a PFIC in our 2008 or 2009 taxable year. In addition, based on our audited financial statements and current expectations regarding our income, assets and activities, we do not anticipate becoming a PFIC for our 2010 taxable year.

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

U.S. Information Reporting and Backup Withholding Rules

Payments of dividends and sales proceeds that are made within the United States or through certain U.S.-related financial intermediaries are subject to information reporting and may be subject to backup withholding unless the holder (i) is an exempt recipient and demonstrates this when required or (ii) provides a taxpayer identification number and certifies that no loss of exemption from backup withholding has occurred. Holders that are not U.S. persons generally are not subject to information reporting or backup withholding. However, such a holder may be required to provide a certification of its non-U.S. status in connection with payments received within the United States or through a U.S.-related financial intermediary.

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

In regards to the transfer of our common shares through the Korea Stock Exchange, you will not be subject to the withholding tax on capital gains (as described in the preceding paragraph) if you (1) have no permanent establishment in Korea and (2) did not own or have not owned (together with any shares owned by any person with which you have a certain special relationship) 25% or more of the total issued and outstanding shares, which may include the common shares represented by the ADSs, at any time during the calendar year in which the sale occurs and during the five calendar years prior to the calendar year in which the sale occurs.

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

If you are subject to tax on capital gains with respect to the sale of ADSs, or of our common shares you acquired as a result of a withdrawal, the purchaser or, in the case of the sale of the common shares on the Korea Stock Exchange or through a financial investment company with a brokerage license in Korea, such financial investment company, is required to withhold Korean tax from the sales price in an amount equal to the lower of (1) 11% (inclusive of resident surtax) of the gross realization proceeds or (2) subject to the production of satisfactory evidence of acquisition costs and certain direct transaction costs of the common shares or ADSs, 22.0% (inclusive of resident surtax) of the net realized gain, and to make payment of these amounts to the Korean tax authority, unless you establish your entitlement to an exemption under an applicable tax treaty or domestic tax law or produce satisfactory evidence of your acquisition cost and transaction costs for the common shares or ADSs. To obtain the benefit of an exemption from tax pursuant to an applicable tax treaty, you must submit to the purchaser or the financial investment company, or through the ADS depositary, as the case may be, prior to or at the time of payment, such evidence of your tax residence as the Korean tax authorities may require in support of your claim for treaty benefits. See the discussion under “— Tax Treaties” below for an additional explanation on claiming treaty benefits.

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

You should inquire for yourself whether you are entitled to the benefit of a tax treaty between Korea and the country where you are a resident. It is the responsibility of the party claiming the benefits of an income tax treaty in respect of dividend payments or capital gains to submit to us, the purchaser or the financial investment company, as applicable, a certificate as to his tax residence. In the absence of sufficient proof, we, the purchaser or the financial investment company, as applicable, must withhold tax at the normal rates. Furthermore, in order for you to obtain the benefit of a tax exemption on certain Korean source income (such as dividends or capital gains) under an applicable tax treaty, Korean tax law requires you (or your agent) to submit an application for tax exemption along with a certificate of your tax residency issued by a competent authority of your country of tax residence, subject to certain exceptions. Such application should be submitted to the relevant district tax office by the ninth day of the month following the date of the first payment of such income.

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

In principle, the securities transaction tax, if applicable, must be paid by the transferor of the common shares or ADSs. When the transfer is effected through a securities settlement company, such settlement company is generally required to withhold and pay the tax to the tax authorities. When such transfer is made through a financial investment company only, such financial investment company is required to withhold and pay the tax. Where the transfer is effected by a non-resident without a permanent establishment in Korea, other than through a securities settlement company or a financial investment company, the transferee is required to withhold the securities transaction tax.

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

The following chart sets out our risk management governance structure as of the date of this annual report:

Group Risk Management Committee

Our Group Risk Management Committee is a board-level committee that is responsible for overseeing all risks and advising the board of directors with respect to risk management-related issues. The committee consists of one non-standing director and four non-executive directors (one of whom serves as the chairman of the committee), and its major roles include:

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

For mortgage loans and loans secured by real estate, Kookmin Bank evaluates the value of the real estate offered as collateral using a database it has developed that contains information about real estate values throughout Korea. Kookmin Bank also uses information from a third party provider about the real estate market in Korea, which gives it up-to-date market value information for Korean real estate. In addition, Kookmin Bank’s processing center staff employees review the value of real estate provided by the evaluation system to ensure there are no significant discrepancies. Kookmin Bank bases decisions regarding the approval of such loans primarily on the results of its credit scoring systems.

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

For owner-operated enterprises (which we refer to as SOHOs) with total outstanding loans of less than ~~W~~1 billion, Kookmin Bank has put in place a SOHO credit rating system, which adopts simplified credit evaluation modeling procedures. This system consists of a scoring model, a qualitative credit assessment (or QCA) model and a preliminary examination checklist. The scoring model analyzes information with respect to the customer’s personal information and bank transaction history. The QCA model analyzes information about business capability, operating capability, management capability, transaction reliability, documentary reliability and financial stability. The preliminary examination checklist is based on information regarding the customer’s credit delinquencies, loans and outstanding credit card debt. This system classifies customers into 14 possible credit ratings.

For SOHOs with total outstanding loans of ~~W~~1 billion or more, Kookmin Bank has put in place a separate credit rating system known as “SOHO CRS.” For other small- and medium-sized enterprises, Kookmin Bank has put in place a similar credit rating system known as CRS. For large corporations, Kookmin Bank has put in place a similar credit rating system known as LCRS. For financial institutions, certain non-profit organizations and public institutions, Kookmin Bank has put in place a similar credit rating system known as FNP CRS. The SOHO CRS, the CRS, the LCRS and the FNP CRS models consist of the following three parts:

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

Kookmin Bank’s application scoring system reflects various credit information, including basic customer information (such as credit history), transaction history with it, if any, delinquency and transaction history with other card companies and financial institutions and credit information provided by the Korea Federation of Banks and other credit bureaus. Kookmin Bank also considers repayment ability, total assets and the length of the applicant’s relationship, if any, and past contribution to our profitability, if any.

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

Total Exposure Management

We establish and manage total exposure limits for corporations, chaebols and industries, as well as certain small- and medium-sized enterprises, in order to optimize the use of credit availability and avoid excessive risk concentration. We establish total exposure limits for large corporations to which we have exposures (in the form of securities or loans) of over ~~W~~5 billion, small- and medium-sized enterprises to which we have exposures (in the form of securities or loans) of over ~~W~~30 billion and chaebols designated by the Financial Supervisory Service or by Kookmin Bank, by reviewing factors such as their industry, size, cash flows, financial ratios and credit ratings, while establishing exposure limits for industries by peer group, as defined by us, by reviewing the “exposure at default,” nonpayment ratio, sales growth ratio and share of total exposure for each industry. The guidelines used to set these total exposure limits are approved by Kookmin Bank’s Risk Management Council after review by the Credit Risk Management Subcommittee.

Kookmin Bank’s maximum exposure limit is within 20% of its Tier I and Tier II capital for a single chaebol, and within 10% of its Tier I and Tier II capital for an individual large corporation.

We manage and control exposure limits on a daily basis. The principal system that we use for this purpose is the Total Exposure Management System. This system allows us to monitor and control our total exposure to large corporations, chaebols and industries. We monitor our exposure to large corporations to which we have an exposure of ~~W~~5 billion or more, individual corporations to which we have an exposure of more than ~~W~~30 billion, and also our exposure to the 45 chaebols, which is comprised of the 41 largest chaebols in Korea designated as such by the Financial Supervisory Service based on their outstanding exposures as well as four chaebols selected for monitoring by the Senior Executive Vice President of the Credit Group. We also monitor our exposure to industries by peer groups. Our Total Exposure Management System integrates all of our credit-related risk including credit extended by our overseas branches and affiliates. The assets subject to the system include all Won-denominated and foreign currency-denominated loans, all assets in trust accounts except specified money trusts, guarantees, trade-related credits, commercial paper, corporate bonds and other securities and derivatives.

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

Kookmin Bank also conducts portfolio monitoring on all credit portfolios, focusing on asset quality status to provide information necessary for the formulation of effective credit policies and strategies and for effective credit risk management.

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

In addition, in connection with our adoption of ASC 820-10, we have implemented internal processes which include a number of key controls designed to ensure that fair value is measured appropriately, particularly where a fair value model is internally developed and used to price a significant product. See “Item 5A. Operating Results — Critical Accounting Policies — Valuation of Securities and Financial Instruments” and Notes 1 and 29 of the notes to our consolidated financial statements. For example, each year, Kookmin Bank’s Risk Management Department reviews the existing pricing and valuation models, with a focus on their underlying modeling assumptions and restrictions, to assess the appropriateness of their continued use. In consultation with Kookmin Bank’s Trading Department, the Risk Management Department recommends potential valuation models to Kookmin Bank’s Fair Value Evaluation Committee. Upon approval by Kookmin Bank’s Fair Value Evaluation Committee, the selected valuation models are reported to its Market Risk Management Subcommittee.

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

The following table shows Kookmin Bank’s daily VaRs as of December 31, 2007, 2008 and 2009, at a 99% confidence level for a one-day holding period, for interest risk, equity risk and foreign exchange risk relating to our trading activities. The following figures were calculated on a non-consolidated basis.

	As of December 31,
	2007		2008		2009
	(In billions of Won)

Risk categories:
Interest risk	~~W~~	5.0	~~W~~	7.5	~~W~~	8.9
Equity risk		1.9		2.1		3.6
Foreign exchange risk		1.8		2.9		5.8
Less: diversification		3.4		4.9		8.5
Diversified VaR for overall trading activities		5.3		7.6		9.8

Back-Testing.  We conduct back testing on a daily basis to validate the adequacy of our market risk model. In back testing, we compare both the actual and hypothetical profit and loss with the VaR calculations and analyze any results that fall outside our predetermined confidence interval of 99%.

Stress testing.  In addition to VaR, which assumes normal market situations, we use stress testing to assess our market risk exposure to abnormal market fluctuations. Abnormal market fluctuations include significant declines in the stock market and significant increases in the general level of interest rates. This is an important way to supplement VaR, as VaR is a statistical expression of possible loss under a given confidence level and holding period. It does not cover potential loss if the market moves in a manner that is outside our normal expectations. Stress testing projects the anticipated change in value of holding positions under certain scenarios assuming that no action is taken during a stress event to change the risk profile of a portfolio. According to Kookmin Bank’s stress testing, we estimate that as of December 31, 2009, Kookmin Bank’s trading securities portfolio, which represents most of our trading risk, could have lost ~~W~~123 billion for an assumed short-term extreme decline of approximately 21% in the equity market and an approximate 139 basis point increase in interest rates under an abnormal stress environment.

We monitor the impact of market turmoil or any abnormality by conducting stress tests and confirming that the results are within our market risk limits. If the impact is large, Kookmin Bank’s chief risk officer may request that our portfolio be restructured or other appropriate action be taken.

Interest Risk

Interest risk from trading activities arises mainly from our trading of Won-denominated debt securities. Our trading strategy is to benefit from short-term movements in the prices of debt securities arising from changes in interest rates. As our trading accounts are marked-to-market daily, we manage the interest risk related to our trading accounts using market value-based tools such as VaR and sensitivity analysis. As of December 31, 2009, the VaR of Kookmin Bank’s interest risk from trading was ~~W~~9 billion and the weighted average duration, or weighted average maturity, of its Won-denominated trading debt securities was approximately one year.

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

The following table shows Kookmin Bank’s non-consolidated net open positions at the end of 2007, 2008 and 2009. Positive amounts represent long positions and negative amounts represent short positions. The net open positions held by subsidiaries other than Kookmin Bank are not significant.

	As of December 31,(1)
	2007		2008		2009
	(In millions of US$)

Currency:
U.S. dollars	US$	134.3	US$	13.9	US$	71.5
Japanese yen		(11.6)		4.7		18.8
Euro		(14.6)		3.0		45.9
Others		117.3		32.7		(3.2)

Total	US$	225.4	US$	54.3	US$	133.0

(1)	Amounts prepared on a non-consolidated basis.

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

As of December 31, 2009, Kookmin Bank’s equity trading position was ~~W~~71 billion.

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

Interest Rate Gap Analysis.  We perform interest rate gap analysis based on interest rate repricing maturities of assets and liabilities. However, for some of our assets and liabilities with either no maturities or unique characteristics, we use or assume certain maturities, including the following examples:

•	With respect to asset maturities, we assume remaining maturities of prime rate-linked loans with remaining maturities of over one year to be one year and use the actual maturities for prime rate-linked loans with remaining maturities of less than one year.

•	With respect to liability maturities, adapting the regression analysis using last 36 months’ average balance, we assume “non-core” and “rate sensitive core” demand deposits to have remaining maturities of three months or less; and we assume “rate insensitive core” demand deposits to have remaining maturities between one year and four years.

The following table shows Kookmin Bank’s non-consolidated interest rate gap for Won-denominated accounts and foreign currency-denominated accounts as of December 31, 2009, based on our Korean GAAP accounts, which vary in certain significant respects from our accounts prepared in accordance with U.S. GAAP.

	As of December 31, 2009(1)
	0-3 Months		3-6 Months		6-12 Months		1-3 Years		Over 3 Years		Total
	(In billions of Won, except percentages)

Won-denominated
Interest-earning assets:
Loans	~~W~~	126,839	~~W~~	31,184	~~W~~	8,749	~~W~~	1,378	~~W~~	1,075	~~W~~	169,226
Securities		5,298		2,189		3,968		10,880		7,472		29,808
Others		12,537		1,415		1,213		1,091		171		16,428

Total	~~W~~	144,675	~~W~~	34,789	~~W~~	13,930	~~W~~	13,350	~~W~~	8,719	~~W~~	215,462

Interest-bearing liabilities:
Deposits	~~W~~	74,382	~~W~~	18,844	~~W~~	41,266	~~W~~	24,618	~~W~~	10,695	~~W~~	169,805
Borrowings		3,869		—		—		—		—		3,869
Others		10,420		2,973		7,931		8,707		6,630		36,661

Total	~~W~~	88,671	~~W~~	21,817	~~W~~	49,197	~~W~~	33,324	~~W~~	17,326	~~W~~	210,335

Sensitivity gap		56,003		12,972		(35,266)		(19,974)		(8,607)		5,127
Cumulative gap		56,003		68,975		33,708		13,734		5,127
% of total assets		26.0%		32.0%		15.6%		6.4%		2.4%
Foreign currency-denominated
Interest-earning assets:
Due from banks	~~W~~	370	~~W~~	13	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	383
Loans		5,657		706		276		282		22		6,943
Securities		703		233		44		157		274		1,410
Others		3,262		883		110		107		—		4,362

Total	~~W~~	9,992	~~W~~	1,835	~~W~~	430	~~W~~	546	~~W~~	296	~~W~~	13,098

Interest-bearing liabilities:
Deposits	~~W~~	2,286	~~W~~	1,104	~~W~~	52	~~W~~	2	~~W~~	11	~~W~~	3,455
Borrowings		3,838		1,479		679		145		—		6,142
Others		3,873		815		47		—		—		4,734

Total	~~W~~	9,997	~~W~~	3,398	~~W~~	778	~~W~~	147	~~W~~	11	~~W~~	14,331

Sensitivity gap		(5)		(1,563)		(349)		400		284		(1,233)
Cumulative gap		(5)		(1,568)		(1,917)		(1,517)		(1,233)
% of total assets		0.0%		(12.0)%		(14.6)%		(11.6)%		(9.4)%

(1)	The numbers are prepared on a non-consolidated basis in accordance with Korean GAAP for internal management purposes.

Duration Gap Analysis.  We also perform duration gap analysis to measure and manage interest rate risk. Duration gap analysis is a more long-term risk indicator than interest rate gap analysis, as interest rate gap analysis focuses more on accounting income as opposed to the market value of the assets and liabilities. We emphasize duration gap analysis because, in the long run, our principal concern with respect to interest rate fluctuations is the net asset value rather than net interest revenue changes. In 2009, our asset and liability duration gap was negative and it moved between (-)0.343 years and (-)0.284 years. Accordingly, our net asset value would have declined between ~~W~~631 billion and ~~W~~738 billion if interest rates had decreased by one percentage point.

For duration gap analysis we use or assume the same maturities for different assets and liabilities that we use or assume for our interest rate gap analysis.

The following table, which was prepared in accordance with Korean GAAP, shows duration gaps and net asset value changes when interest rates decrease by one percentage point as of the specified dates on a non-consolidated basis.

	Asset	Liability	Duration	Net Asset
Date	Duration	Duration	Gap	Value Change
	(In years)	(In years)	(In years)	(In billions
				of Won)

June 30, 2007	0.5820	0.8353	(0.226)	(396)
December 31, 2007	0.5253	0.8341	(0.266)	(498)
June 30, 2008	0.5249	0.7890	(0.222)	(459)
December 31, 2008	0.4923	0.8304	(0.302)	(648)
June 30, 2009	0.4801	0.7949	(0.291)	(643)
December 31, 2009	0.4556	0.7814	(0.298)	(647)

We set interest rate risk limits using historical interest rate volatility of financial bonds and duration gaps with respect to expected asset and liability positions based on our annual business plans. The Financial Management Department in Kookmin Bank’s Finance Group submits interest rate gap analysis reports, duration gap analysis reports, sensitivity reports and interest rate risk limit compliance reports monthly to Kookmin Bank’s Asset Liability Management Committee and quarterly to Kookmin Bank’s Risk Management Committee.

The following table, which was prepared in accordance with Korean GAAP, summarizes Kookmin Bank’s interest rate risk on a non-consolidated basis, taking into account asset and liability durations as of December 31, 2009.

	As of December 31, 2009
	3 Months		3-6		6-12		1-3		Over
	or Less		Months		Months		Years		3 Years		Total
	(In billions of Won, except percentages and maturities in years)

Won-denominated:
Asset position	~~W~~	144,675	~~W~~	34,789	~~W~~	13,930	~~W~~	13,350	~~W~~	8,719	~~W~~	215,462
Liability position		88,671		21,817		49,197		33,324		17,326		210,335
Gap		56,003		12,972		(35,266)		(19,974)		(8,607)		5,127
Average maturity		0.188		0.376		0.726		2.083		2.957
Interest rate volatility		1.52%		2.21%		2.72%		2.40%		2.58%
Amount at risk		160		108		(698)		(998)		(657)		(2,085)
Foreign currency-denominated:
Asset position	~~W~~	9,992	~~W~~	1,835	~~W~~	430	~~W~~	546	~~W~~	296	~~W~~	13,098
Liability position		9,997		3,398		778		147		11		14,331
Gap		(5)		(1,563)		(349)		400		284		(1,233)
Average maturity		0.242		0.477		0.773		1.725		3.638
Interest rate volatility		1.94%		1.95%		2.02%		2.31%		2.56%
Amount at risk		—		15		5		(16)		(26)		(22)

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

We maintain diverse sources of liquidity to facilitate flexibility in meeting our funding requirements. We fund our operations principally by accepting deposits from retail and corporate depositors, accessing the call loan market (a short-term market for loans with maturities of less than 90 days), issuing debentures and borrowing from the Bank of Korea. We use the majority of funds we raise to extend loans or purchase securities. Generally, deposits are of shorter average maturity than loans or investments.

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

The following table shows Kookmin Bank’s liquidity status and limits for Won and foreign currency accounts as of December 31, 2009 in accordance with Financial Services Commission regulations:

	1 Month
Won Accounts:	or Less
	(In billions of Won,
	except percentages)

Assets (A)	~~W~~	54,842
Liabilities (B)		45,317
Liquidity gap		9,525
Liquidity ratio (A/B)		121.02%
Limit		100%

	7 Days		1 Month		3 Months
	or Less		or Less		or Less
	(In millions of US$, except percentages)

Foreign currency assets	US$	4,601	US$	10,724	US$	17,067
Foreign currency liabilities		3,626		10,850		16,461
Maturity gap		975		(126)		605
Cumulative gap (A)		975		(126)		605
Total assets (B)		35,941		35,941		35,941
Liquidity gap ratio (A/B)		2.71%		(0.35)%		103.68	(1)%
Limits		0.00%		(10.00)%		85.00%

(1)	Liquidity ratio.

The Financial Management Department in Kookmin Bank’s Finance Group reports whether we are complying with these limits monthly to Kookmin Bank’s Asset Liability Management Committee and quarterly to Kookmin Bank’s Risk Management Committee.

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

Internal Control

To monitor and control operational risks, we maintain a system of comprehensive policies and have put in place a control framework designed to provide a stable and well-managed operational environment throughout our organization. Each of our subsidiaries establishes its own internal control system in accordance with the group-level internal control principles. Our Audit Committee, Audit Department and Compliance Supporting Department are responsible for monitoring and advising our subsidiaries regarding their internal control systems. Our Audit Committee, which consists of five non-executive directors, is an independent authority that evaluates the effectiveness and efficiency of our group-wide internal control systems and business processes and monitors our subsidiaries’ compliance with such systems and processes, as well as reviews the reliability of our financial statements to secure the transparency and stability of our management (including through the activities of our independent auditor). In particular, we have established group-wide internal guidelines with respect to our subsidiaries’ reporting requirements. Our subsidiaries review their operations and their level of compliance with internal control systems and business processes on a periodic basis and, as part of this process, they are required to report any problems discovered and any remedial actions taken to our chief compliance officer and chief human resources officer, who are responsible for reporting to our Audit Committee. Based on the results of these reports, or on an ad hoc basis in response to any problem or potential problem that it identifies, the Audit Committee may direct a subsidiary to conduct an audit of its operations or, if it chooses to do so, conduct its own audit of those operations. The Audit Committee interacts on a regular basis with our Audit Department, Compliance Supporting Department and our independent auditors. In carrying out these duties, the Audit Committee ultimately protects our property for the benefit of our shareholders, investors and customers by independently monitoring our management.

Our Audit Department supports our Audit Committee in monitoring our accounting and business operations and overseeing the management of our subsidiaries’ internal control systems by performing the following activities:

•	general audits, which include full-scale audits of the overall operations performed according to an annual audit plan, and sectional audits of selected operations; and

•	special audits, performed when our Audit Committee deems it necessary or pursuant to requests by our chief executive officer, board or supervisory authorities, such as the Financial Supervisory Service.

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

Legal Risk

We consider legal risk as a part of our operational risk. The uncertainty of the enforceability of the obligations of our customers and counterparties creates legal risk. Changes in laws and regulations could also adversely affect us. Legal risk is higher in new areas of business where the law is often untested in the courts, although legal risk can also increase in our traditional business to the extent that the legal and regulatory landscape in Korea is changing and many new laws and regulations governing the financial industry remain untested. Our Compliance Supporting Department seeks to minimize legal risk by using stringent legal documentation, employing procedures designed to ensure that transactions are properly authorized and consulting legal advisers.

IT System Operational Risk

The integrity of our IT systems, and their ability to withstand potential catastrophic events, are crucial to our continuing operations. Accordingly, we are continuing to strengthen our disaster recovery capabilities. In order to minimize operational risks relating to our IT systems, we have implemented a multi-CPU system that runs multiple CPUs simultaneously on-site and ensures system continuity in case any of the CPUs fails. This system backs up our data systems at an off-site location on a real-time basis to ensure that our operations can be carried out normally and without material interruption in the event of CPU failure. Also, in order to protect our Internet banking services from system failures and cyber attacks, we process our Internet transactions through three separate data processing centers.

We currently test our disaster recovery systems on a quarterly basis, with the comprehensive testing including our branches and the main IT center’s disaster recovery system. Our disaster recovery capabilities involve a number of operations other than our core banking operations, including credit card and call center transactions. Internally, our IT Service Operations Department monitors all of our computerized network processes and IT systems. This department monitors and reports on any unusual delays or irregularities reported by our branches. In addition, our IT Planning Department is responsible for the daily monitoring of its entire information security system.

Item 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Fees and Charges

Under the terms of the deposit agreement, as a holder of our ADSs, you are required to pay the following service fees to the depositary:

Services	Fees

Issuance of ADSs	Up to $0.05 per ADS issued
Cancellation of ADSs	Up to $0.05 per ADS canceled
Distribution of cash dividends or other cash distributions	Up to $0.02 per ADS held
Distribution of ADSs pursuant to stock dividends, free stock distributions or exercise of rights	Up to $0.02 per ADS held
Distribution of securities other than ADSs or rights to purchase additional ADSs	Up to $0.05 per ADS held
Depositary Services	Up to $0.02 per ADS held on the applicable record date(s) established by the depositary
Transfer of American depositary receipts	$1.50 per certificate presented for transfer

As a holder of our ADSs, you are also responsible for paying certain fees and expenses incurred by the depositary and certain taxes and governmental charges such as:

•	Fees for the transfer and registration of shares charged by the registrar and transfer agent for the shares in Korea (i.e., upon deposit and withdrawal of shares).

•	Expenses incurred for converting foreign currency into U.S. dollars.

•	Expenses for cable, telex and fax transmissions and for delivery of securities.

•	Taxes and duties upon the transfer of securities (i.e., when shares are deposited or withdrawn from deposit).

•	Fees and expenses incurred in connection with the delivery or servicing of shares on deposit.

Depositary fees payable upon the issuance and cancellation of ADSs are typically paid to the depositary by the brokers (on behalf of their clients) receiving the newly issued ADSs from the depositary and by the brokers (on behalf of their clients) delivering the ADSs to the depositary for cancellation. The brokers in turn charge these fees to their clients. Depositary fees payable in connection with distributions of cash or securities to ADS holders and the depositary services fee are charged by the depositary to the holders of record of ADSs as of the applicable ADS record date.

The depositary fees payable for cash distributions are generally deducted from the cash being distributed. In the case of distributions other than cash (i.e., stock dividend, rights), the depositary charges the applicable fee to the ADS record date holders concurrent with the distribution. In the case of ADSs registered in the name of the investor (whether certificated or uncertificated in direct registration), the depositary sends invoices to the applicable record date ADS holders. In the case of ADSs held in brokerage and custodian accounts (via the Depository Trust Company, or DTC), the depositary generally collects its fees through the systems provided by DTC (whose nominee is the registered holder of the ADSs held in DTC) from the brokers and custodians holding ADSs in their DTC accounts. The brokers and custodians who hold their clients’ ADSs in DTC accounts in turn charge their clients’ accounts the amount of the fees paid to the depositary.

In the event of refusal to pay the depositary fees, the depositary may, under the terms of the deposit agreement, refuse the requested service until payment is received or may set off the amount of the depositary fees from any distribution to be made to such holder of ADSs.

Note that the fees and charges you may be required to pay may vary over time and may be changed by us and by the depositary. You will receive prior notice of such changes.

Fees and Payments from the Depositary to Us

In 2009, we received the following payments from the depositary:

Reimbursement of listing fees:	$16,360
Reimbursement of SEC filing fees:	$174,244
Reimbursement of settlement infrastructure fees (including DTC fees):	$44,002
Reimbursement of expenses related to proxy process (printing, postage and distribution) and ADS holders identification:	$118,740
Reimbursement of legal fees:	$26,071
Reimbursement of expenses related to our investor relations activities (investor conferences and investor relations agency fees, etc.):	$404,256

In addition, as part of its service to us, the depositary waives its fees for the standard costs and operating expenses associated with the administration of the ADS facility.

Item 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not Applicable

Item 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not Applicable

Item 15.	CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

We have evaluated, with the participation of our chief executive officer and chief financial officer, the effectiveness of our disclosure controls and procedures as of December 31, 2009. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon our evaluation, our chief executive officer and chief financial officer concluded that our disclosure controls and procedures as of December 31, 2009 were effective to provide reasonable assurance that information required to be disclosed by us in the reports that we file or submit under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported, within the time periods specified in the applicable rules and forms, and that it is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding required disclosure.

Management’s Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. Under the supervision and with the participation of our management, including our chief executive officer and chief financial officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America. Our internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements. Because of its inherent limitations, internal control over financial reporting is not intended to provide absolute assurance that a misstatement of our financial statements would be prevented or detected. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Based on our evaluation, our management concluded that our internal control over financial reporting was effective as of December 31, 2009. The effectiveness of our internal control over financial reporting as of December 31, 2009 has been audited by Samil PricewaterhouseCoopers, an independent registered public accounting firm, which also audited our financial statements as of and for the year ended December 31, 2009, as stated in its report which is included herein.

Changes in Internal Control Over Financial Reporting

There has been no change in our internal control over financial reporting during 2009 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 16.	RESERVED

Item 16A.	Audit Committee Financial Expert

Our board of directors has determined that each of Seung Hee Koh, Sang Moon Hahm and Chan Soo Kang, our non-executive directors and members of our Audit Committee, qualifies as an “audit committee financial expert” and is independent within the meaning of this Item 16A.

Item 16B.	Code of Ethics

We have adopted a code of ethics, as defined in Item 16B of Form 20-F under the Exchange Act. Our code of ethics applies to our chief executive officer and chief financial officer, as well as to our non-executive directors, non-standing director and other officers and employees. Our code of ethics is available on our website at http://www.kbfng.com. If we amend the provisions of our code of ethics that apply to our chief executive officer and chief financial officer and persons performing similar functions, or if we grant any waiver of such provisions, we will disclose such amendment or waiver on our website at the same address.

Item 16C.	Principal Accountant Fees and Services

Audit and Non-audit Fees

The following table sets forth the fees billed to us by independent registered public accounting firms Deloitte Anjin LLC and Samil PricewaterhouseCoopers during the fiscal years ended December 31, 2008 and 2009, respectively:

	Year Ended December 31,
	2008		2009
	(In millions of Won)

Audit fees	~~W~~	4,999	~~W~~	4,735
Audit-related fees		—		—
Tax fees		—		—
All other fees		94		295

Total fees	~~W~~	5,093	~~W~~	5,030

Audit fees in the above table are the aggregate fees billed by Deloitte Anjin LLC and Samil PricewaterhouseCoopers, as applicable, in connection with the audits of:

•	our annual financial statements and the review of our interim financial statements; and

•	our special purpose entities in connection with the Korean Securities and Exchange Act or the Financial Investment Services and Capital Markets Act.

Other fees in the above table are fees billed by Deloitte Anjin LLC and Samil PricewaterhouseCoopers, as applicable, in connection with our financial debenture offering services and issuance of common stock.

Audit Committee Pre-Approval Policies and Procedures

Our Audit Committee pre-approves the engagement of our independent auditors for audit services with respect to our U.S. GAAP financial statements. Our Audit Committee has implemented a policy regarding pre-approval of certain other services provided by our independent auditors to our subsidiaries that the Audit Committee has deemed as not affecting their independence. Under this policy, pre-approvals for the following services to our subsidiaries have been granted by our Audit Committee to each of our subsidiaries’ audit committees: (i) services related to the audit of financial statements prepared in accordance with Korean GAAP and internal controls under Korean laws and regulations; (ii) general tax advisory services; (iii) due diligence services; (iv) issuance of comfort letters in connection with offering of securities; and (v) educational services provided to employees.

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

Neither we nor any “affiliated purchaser,” as defined in Rule 10b-18(a)(3) of the Exchange Act, purchased any of our equity securities during the period covered by this annual report.

Item 16F.	Change in Registrant’s Certifying Accountant

On October 17, 2008, our Audit Committee approved the appointment of Samil PricewaterhouseCoopers (“Samil”) as our independent registered accounting firm to audit our consolidated financial statements prepared in accordance with U.S. GAAP for the fiscal years 2009 and 2010. Our previous independent registered accounting firm, Deloitte Anjin LLC (“Deloitte”), had been engaged by us pursuant to a three-year contract to audit our consolidated financial statements prepared in accordance with U.S. GAAP for the fiscal years 2006, 2007 and 2008. In September and October 2008, we conducted a competitive bid process among several registered accounting firms, including Deloitte, to appoint an independent registered accounting firm to audit our consolidated financial statements prepared in accordance with U.S. GAAP for the fiscal years subsequent to fiscal year 2008. Following this competitive bid process, our Audit Committee approved the appointment of Samil.

Deloitte’s audit reports on our consolidated financial statements prepared in accordance with U.S. GAAP for the fiscal years 2006 and 2007 did not contain an adverse opinion or a disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles. Furthermore, during the fiscal years 2006 and 2007 and in the subsequent interim period ended October 17, 2008 (the “Pre-Engagement Period”), there were no disagreements with Deloitte on any matter of accounting principles or practice, financial statement disclosure or auditing scope or procedure that if not resolved to the satisfaction of Deloitte, would have caused Deloitte to make reference to the subject matter of the disagreement in its reports. In addition, during the Pre-Engagement Period, there were no “reportable events” requiring disclosure pursuant to Item 16F(a)(1)(v) of Form 20-F.

During the Pre-Engagement Period, neither we nor anyone on our behalf consulted Samil regarding either (i) the application of U.S. GAAP accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on our consolidated financial statements (and neither a written report nor oral advice was provided to us that Samil concluded was an important factor considered by us in reaching a decision as to any U.S. GAAP accounting, auditing or financial reporting issue) or (ii) any matter that was either the subject of a “disagreement” (as defined in Item 16F(a)(1)(iv) of Form 20-F and the related instructions to Item 16F) or a “reportable event” (as described in Item 16F(a)(1)(v) of Form 20-F).

We provided a copy of the disclosure in this Item to Deloitte and requested that Deloitte furnish us with a letter addressed to the Commission stating whether it agrees with such disclosure, and if it does not agree, stating the respects in which it does not agree. A copy of Deloitte’s letter dated June 23, 2010 is filed as Exhibit 15.1 to this Form 20-F.

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

NYSE Corporate Governance Standards	KB Financial Group

Director independence
Listed companies must have a majority of independent directors	The majority of our board of directors is independent (as defined in accordance with the New York Stock Exchange’s standards), as 9 out of 11 directors are non-executive directors.
Executive Session
Listed companies must hold meetings solely attended by non-management directors to more effectively check and balance management directors	Our non-executive directors hold quarterly executive sessions in accordance with the Regulation of the Board of Directors.

NYSE Corporate Governance Standards	KB Financial Group

Nomination/Corporate Governance Committee
Listed companies must have a nomination/corporate governance committee composed entirely of independent directors	Our Non-executive Director Nominating Committee is generally composed of four non-executive directors and our chief executive officer.
Compensation Committee
Listed companies must have a compensation committee composed entirely of independent directors	We maintain an Evaluation and Compensation Committee composed of four non-executive directors.
Audit Committee
Listed companies must have an audit committee that satisfies the requirements of Rule 10A-3 under the Exchange Act	We maintain an Audit Committee composed of five non-executive directors. Accordingly, we are in compliance with Rule 10A-3 under the Exchange Act.
Audit Committee Additional Requirements
Listed companies must have an audit committee that is composed of more than three directors	Our Audit Committee has five members, as described above.
Shareholder Approval of Equity Compensation Plan
Listed companies must allow its shareholders to exercise their voting rights with respect to any material revision to the company’s equity compensation plan	We currently have three equity compensation plans: one providing for the grant of stock options to officers and directors; performance share agreements with certain of our directors; and an employee stock ownership plan, or ESOP.
All material matters related to our stock option plan are provided in our Articles of Incorporation, and any amendments to the Articles of Incorporation are subject to shareholders’ approval.
Matters related to the performance share agreements or ESOP are not subject to shareholders’ approval under Korean law.
Corporate Governance Guidelines
Listed companies must adopt and disclose corporate governance guidelines	We have adopted, but have not disclosed, corporate governance guidelines.

Item 17.	FINANCIAL STATEMENTS

Not Applicable

Item 18.	FINANCIAL STATEMENTS

Item 19.	EXHIBITS

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

Number		Description

1.1		Articles of Incorporation of KB Financial Group (translation in English).
2	.1*	Form of Share Certificate of KB Financial Group’s common stock, par value ~~W~~5,000 per share (translation in English).
2	.2**	Form of Third Amended and Restated Deposit Agreement among KB Financial Group, Citibank N.A., as depositary, and all holders and beneficial owners from time to time of American depositary shares evidenced by American depositary receipts issued thereunder, including the form of American depositary receipt.
4	.1*	Amended and Restated Strategic Alliance Agreement, dated as of August 27, 2003, between Kookmin Bank and ING Bank N.V.
4	.2*	Agreement Dealing with the Establishment of KB Financial Holding Company, dated as of April 30, 2008, among Kookmin Bank, KB Asset Management Co., Ltd., ING Bank B.V. and ING Insurance International B.V.
4.3		Assignment and Assumption Agreement, dated as of September 29, 2008, among Kookmin Bank, KB Financial Group and ING Bank N.V.
8	.1***	List of subsidiaries of KB Financial Group.
11.1		Code of Ethics
12.1		Section 302 certifications.
13.1		Section 906 certifications.
15.1		Letter of Deloitte Anjin LLC dated June 23, 2010

*	Incorporated by reference to the registrant’s filing on Form 20-F (No. 000-53445), filed on June 15, 2009.

**	Incorporated by reference to the registrant’s filing on Form F-6 (No. 333-153711), filed on September 29, 2008.

***	Incorporated by reference to Note 34 of the consolidated financial statements of the registrant included in this annual report.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

KB FINANCIAL GROUP INC.
(Registrant)

/s/  Chung Won Kang
(Signature)

Chung Won Kang
Vice Chairman and Chief Executive Officer
(Name and Title)

Date: June 23, 2010

REPORT OF INDEPENDENT REGISTERED ACCOUNTING FIRM

To the Board of Directors and Stockholders of
KB Financial Group Inc.:

In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of income, of changes in total equity and of cash flows present fairly, in all material respects, the financial position of KB Financial Group Inc. and subsidiaries (the “Company”) as of December 31, 2009, and the results of their operations and their cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying “Management’s Annual Report on Internal Control over Financial Reporting.” Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our audit. We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

We also have audited the adjustments to the 2008 and 2007 financial statements to retrospectively apply the adoption of ASC 810-10-45-15, Noncontrolling Interest in Consolidated Financial Statements, as described in Note 1. In our opinion, such adjustments are appropriate and have been properly applied. We were not engaged to audit, review, or apply any procedures to the 2008 and 2007 financial statements of the Company other than with respect to the adjustments and, accordingly, we do not express an opinion or any other form of assurance on the 2008 and 2007 financial statements taken as a whole.

/s/ Samil PricewaterhouseCoopers

Seoul, Korea
June 22, 2010

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
KB Financial Group Inc.:

We have audited, before the effects of the adjustments to retrospectively apply the adoption of SFAS 160, Noncontrolling Interests in Consolidated Financial Statements (ASC 810-10-45-15) discussed in Note 1 to the consolidated financial statements, the accompanying consolidated balance sheet of KB Financial Group Inc. and its subsidiaries (collectively referred to as the “Company”) as of December 31, 2008, and the related consolidated statements of income and comprehensive income, changes in total equity and cash flows for the years ended December 31, 2007 and 2008, all expressed in Korean Won, (the 2007 and 2008 consolidated financial statements before the effects of the adjustments discussed in Note 1 to the consolidated financial statements are not presented herein). These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such 2007 and 2008 consolidated financial statements, before the effects of the adjustments to retrospectively apply the adoption of SFAS 160, Noncontrolling Interests in Consolidated Financial Statements (ASC 810-10-45-15) discussed in Note 1 to the consolidated financial statements, present fairly, in all material respects, the financial position of KB Financial Group Inc. and its subsidiaries as of December 31, 2008, and the results of their operations, changes in total equity and their cash flows for the years ended December 31, 2007 and 2008, in conformity with accounting principles generally accepted in the United States of America.

We were not engaged to audit, review, or apply any procedures to the adjustments to retrospectively apply the adoption of SFAS 160, Noncontrolling Interests in Consolidated Financial Statements (ASC 810-10-45-15) discussed in Note 1 to the consolidated financial statements and, accordingly, we do not express an opinion or any other form of assurance about whether such retrospective adjustments are appropriate and have been properly applied. Those retrospective adjustments were audited by other auditors.

/s/  DELOITTE ANJIN LLC

Seoul, Korea
May 22, 2009

KB FINANCIAL GROUP INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
AS OF DECEMBER 31, 2008 and 2009

	2008	2009	2009
	(In millions of		Translation into
	Korean won)		U.S. dollars
			(Note 1)
			(In thousands)

ASSETS
Cash and cash equivalents	3,073,410	2,695,569	2,316,478
Restricted cash	4,793,948	6,050,241	5,199,365
Interest-bearing deposits in other banks	234,534	466,890	401,229
Call loans and securities purchased under resale agreements	1,407,474	2,036,142	1,749,789
Trading assets	13,095,157	7,721,555	6,635,634
Investments	29,209,460	33,245,391	28,569,923
Loans (net of allowance for loan losses of ~~W~~3,043,535 million in 2008 and ~~W~~3,341,046 million ($2,871,178 thousand) in 2009)	197,066,505	193,454,326	166,247,863
Due from customers on acceptances	2,062,618	1,895,444	1,628,878
Premises and equipment, net	1,774,900	1,617,151	1,389,723
Accrued interest and dividends receivable	1,123,833	1,029,257	884,508
Security deposits	1,427,624	1,405,638	1,207,956
Goodwill	578,452	579,450	497,959
Other intangible assets, net	208,486	190,715	163,893
Other assets	2,270,510	1,467,663	1,261,258

Total assets	258,326,911	253,855,432	218,154,456

LIABILITIES
Deposits:
Interest bearing	155,263,206	166,078,921	142,722,400
Non-interest bearing	3,438,269	3,104,147	2,667,595
Call money	3,443,811	1,364,516	1,172,617
Trading liabilities	8,191,081	4,246,104	3,648,953
Acceptances outstanding	2,062,618	1,895,444	1,628,878
Other borrowed funds	10,526,916	8,176,286	7,026,414
Accrued interest payable	4,961,602	3,819,342	3,282,209
Secured borrowings	5,879,653	4,669,728	4,013,000
Long-term debt	45,147,962	39,569,909	34,004,992
Other liabilities	3,817,005	3,354,760	2,882,963

Total liabilities	242,732,123	236,279,157	203,050,021

Commitments and contingencies (Note 31)

TOTAL EQUITY
Common stock (~~W~~5,000 par value, authorized 1 billion shares, 356,351,693 shares issued and 308,921,422 shares outstanding at 2008 and 386,351,693 shares issued and 343,028,989 shares outstanding at 2009)	1,781,758	1,931,758	1,660,085
Additional paid-in capital	6,253,322	7,200,553	6,187,902
Retained earnings	10,032,771	10,778,124	9,262,343
Accumulated other comprehensive income net of tax	389,909	244,651	210,244
Less: Treasury stock, at cost, 47,430,271 shares at 2008 and 43,322,704 shares at 2009	(2,863,053)	(2,615,518)	(2,247,684)

Total stockholders’ equity	15,594,707	17,539,568	15,072,890
Noncontrolling interests	81	36,707	31,545

Total equity	15,594,788	17,576,275	15,104,435

Total liabilities and equity	258,326,911	253,855,432	218,154,456

The accompanying notes are an integral part of these consolidated financial statements.

KB FINANCIAL GROUP INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 and 2009

	2007	2008	2009	2009
	(In millions of Korean won,			Translation into
	except per share amounts)			U.S. dollars
				(Note 1)
				(In thousands,
				except per share
				amounts)

Interest and dividend income
Deposits in other banks	18,649	106,265	24,240	20,831
Loans, including fees	11,295,343	13,864,324	11,840,037	10,174,912
Trading assets	247,376	281,970	190,925	164,075
Investment securities	1,170,840	1,487,980	1,489,235	1,279,796
Call loans and securities purchased under resale agreements	60,133	87,903	45,683	39,258

Total interest and dividend income	12,792,341	15,828,442	13,590,120	11,678,872

Interest expense
Deposits	4,131,815	6,313,614	5,450,318	4,683,812
Call money	101,327	121,099	67,251	57,793
Other borrowed funds	478,446	417,315	281,841	242,205
Secured borrowings	378,569	342,025	240,446	206,630
Long-term debt	1,597,291	2,165,600	2,191,573	1,883,361

Total interest expense	6,687,448	9,359,653	8,231,429	7,073,801

Net interest income	6,104,893	6,468,789	5,358,691	4,605,071
Provision for credit losses	18,374	2,313,454	2,203,993	1,894,035

Net interest income after provision for credit losses	6,086,519	4,155,335	3,154,698	2,711,036

Non-interest income
Trust fees, net	159,175	165,459	188,980	162,403
Other fees and commission income	2,424,072	2,380,691	2,349,892	2,019,415
Net trading revenue	40,732	104,141	164,612	141,461
Net gain on investments	1,017,314	90,391	267,922	230,243
Other non-interest income	371,564	211,597	542,040	465,810

Total non-interest income	4,012,857	2,952,279	3,513,446	3,019,332

KB FINANCIAL GROUP INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME — (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 and 2009

	2007	2008	2009	2009
	(In millions of Korean won,			Translation into
	except per share amounts)			U.S. dollars
				(Note 1)
				(In thousands,
				except per share
				amounts)

Non-interest expenses
Salaries and employee benefits	2,279,827	2,334,983	2,217,554	1,905,689
Depreciation and amortization	418,882	407,187	431,007	370,392
Other administrative expenses	835,720	875,278	857,087	736,550
Credit card fees	338,217	373,780	417,282	358,597
Other fees and commissions	728,549	826,435	870,423	748,011
Other non-interest expenses	532,379	503,166	948,738	815,312

Total non-interest expenses	5,133,574	5,320,829	5,742,091	4,934,551

Income before income tax expense	4,965,802	1,786,785	926,053	795,817

Income tax expense	1,206,433	453,847	207,484	178,305
Net income	3,759,369	1,332,938	718,569	617,512

Net income(loss) attributable to noncontrolling interests, net of tax	4,262	6,974	(2,072)	(1,781)

Net income(loss) attributable to stockholders	3,755,107	1,325,964	720,641	619,293
Other comprehensive income (loss), net of tax
Foreign currency translation adjustments	1,509	91,626	(117,655)	(101,108)
Net unrealized gains (losses) on investment securities	(558,978)	431,269	(3,889)	(3,342)

Total other comprehensive income (loss), net of tax	(557,469)	522,895	(121,544)	(104,450)

Comprehensive income	3,201,900	1,855,833	597,025	513,062

Comprehensive income(loss) attributable to noncontrolling interests	4,266	6,974	(3,070)	(2,638)

Comprehensive income attributable to stockholders	3,197,634	1,848,859	600,095	515,700

Net income per common share
Basic:
Net income attributable to stockholders’ equity	10,898	4,012	2,215	1.903

Diluted:
Net income attributable to stockholders’ equity	10,898	4,012	2,215	1.903

Weighted average basic common shares outstanding (In thousands)	344,570	330,498	325,397	325,397

Weighted average diluted common shares outstanding (In thousands)	344,570	330,498	325,397	325,397

The accompanying notes are an integral part of these consolidated financial statements.

KB FINANCIAL GROUP INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN TOTAL EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 and 2009

					Accumulated
					Other
			Additional		Comprehensive		Non-
	Common Stock		Paid-in	Retained	Income (Loss),	Treasury	Controlling	Total
	Shares	Amount	Capital	Earnings	Net of Tax	Stock	Interest	Equity
	(In millions of Korean won, except share data)

Balance at January 1, 2007	336,327,773	1,681,896	5,403,650	7,266,004	424,487	(3,861)	17,512	14,789,688

Cumulative adjustment for accounting change	—	—	—	220,348	—	—	—	220,348

Adjusted balance at January 1, 2007	336,327,773	1,681,896	5,403,650	7,486,352	424,487	(3,861)	17,512	15,010,036
Purchase of treasury stock	(77,084)	—	—	—	—	(6,247)	—	(6,247)
Reissuance of treasury stock
Sale to market	102,345	—	60	—	—	8,152	—	8,212
Stock-based compensation	—	—	1,051	—	—	—	—	1,051
Cash dividends declared (~~W~~3,650 per share)	—	—	—	(1,227,597)	—	—	—	(1,227,597)
Other comprehensive income (loss), net of tax
a. Foreign currency translation	—	—	—	—	1,509	—	—	1,509
b. Unrealized holding gains (losses) on investment securities	—	—	—	—	(558,982)	—	4	(558,978)
Noncontrolling interest	—	—	—	—	—	—	(1,365)	(1,365)
Net income	—	—	—	3,755,107	—	—	4,262	3,759,369

Balance at December 31, 2007	336,353,034	1,681,896	5,404,761	10,013,862	(132,986)	(1,956)	20,413	16,985,990
Issuance of common shares	19,972,577	99,862	856,529	—	—	—	—	956,391
Purchase of treasury stock	(73,636,201)	—	—	—	—	(4,445,041)	—	(4,445,041)
Reissuance of treasury stock
Sale to market	26,232,012	—	(28,245)	(482,990)	—	1,583,944		1,072,709
Stock-based compensation	—	—	20,277	—	—	—	—	20,277
Cash dividends declared (~~W~~2,450 per share)	—	—	—	(824,065)	—	—	—	(824,065)
Other comprehensive income , net of tax
a. Foreign currency translation	—	—	—	—	91,626	—	—	91,626
b. Unrealized holding gains on investment securities	—	—	—	—	431,269	—	—	431,269
Noncontrolling interest	—	—	—	—	—	—	(27,306)	(27,306)
Net income	—	—	—	1,325,964	—	—	6,974	1,332,938

Balance at December 31, 2008	308,921,422	1,781,758	6,253,322	10,032,771	389,909	(2,863,053)	81	15,594,788

KB FINANCIAL GROUP INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN TOTAL EQUITY — (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 and 2009

					Accumulated
					Other
			Additional		Comprehensive		Non-
	Common Stock		Paid-in	Retained	Income (Loss),	Treasury	Controlling	Total
	Shares	Amount	Capital	Earnings	Net of Tax	Stock	Interest	Equity
	(In millions of Korean won, except share data)

Balance at January 1, 2009	308,921,422	1,781,758	6,253,322	10,032,771	389,909	(2,863,053)	81	15,594,788
Cumulative adjustment for accounting change	—	—	—	24,712	(24,712)	—	—	—

Adjusted balance at January 1, 2009	308,921,422	1,781,758	6,253,322	10,057,483	365,197	(2,863,053)	81	15,594,788
Issuance of common shares	30,000,000	150,000	953,883	—	—	—	—	1,103,883
Purchase of treasury stock	(43,412)	—	—	—	—	(2,294)	—	(2,294)
Reissuance of treasury stock
Sale to market	4,150,979		8,133		—	249,829	—	257,962
Stock-based compensation		—	(14,785)	—	—	—	—	(14,785)
Other comprehensive income (loss), net of tax
a. Foreign currency translation	—	—	—	—	(116,657)	—	(998)	(117,655)
b. Unrealized holding losses on investment securities	—	—	—	—	(3,889)	—	—	(3,889)
Noncontrolling interest							39,696	39,696
Net income	—	—	—	720,641	—	—	(2,072)	718,569

Balance at December 31, 2009	343,028,989	1,931,758	7,200,553	10,778,124	244,651	(2,615,518)	36,707	17,576,275

	Translation into U.S. dollars (Note 1) (In thousands, except share data)
Balance at January 1, 2009	308,921,422	1,531,179	5,373,886	8,621,813	335,074	(2,460,407)	70	13,401,615
Cumulative adjustment for accounting change	—	—	—	21,237	(21,237)	—	—	—

Adjusted balance at January 1, 2009	308,921,422	1,531,179	5,373,886	8,643,050	313,837	(2,460,407)	70	13,401,615
Issuance of common shares	30,000,000	128,906	819,734	—	—	—	—	948,640
Purchase of treasury stock	(43,412)	—	—	—	—	(1,971)	—	(1,971)
Reissuance of treasury stock
Sale to market	4,150,979	—	6,989		—	214,694	—	221,683
Stock-based compensation	—	—	(12,707)	—	—	—	—	(12,707)
Other comprehensive income (loss), net of tax
a. Foreign currency translation	—	—	—	—	(100,251)	—	(857)	(101,108)
b. Unrealized holding losses on investment securities	—	—	—	—	(3,342)	—	—	(3,342)
Noncontrolling interest	—	—	—	—	—	—	34,113	34,113
Net income	—	—	—	619,293	—	—	(1,781)	617,512

Balance at December 31, 2009	343,028,989	1,660,085	6,187,902	9,262,343	210,244	(2,247,684)	31,545	15,104,435

The accompanying notes are an integral part of these consolidated financial statements.

KB FINANCIAL GROUP INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 and 2009

	2007	2008	2009	2009
	(In millions of Korean won)			Translation into
				U.S. dollars
				(Note 1)
				(In thousands)

Cash flows from operating activities:
Net income	3,759,369	1,332,938	718,569	617,512
Adjustments to reconcile net income to net cash provided by operating activities:
Provision for credit losses	18,374	2,313,454	2,203,993	1,894,035
Depreciation and amortization	418,882	407,187	431,007	370,392
Accretion of discounts on finance debentures	272,511	155,458	139,967	120,282
Net loss (gain) on valuation of trading securities	47,890	(74,578)	37,405	32,144
Net loss (gain) on valuation of derivatives	205,628	(652,909)	(707,639)	(608,120)
Net loss (gain) on transaction of derivatives	(71,265)	473,307	624,822	536,950
Net gain on sales of available-for-sale securities	(726,845)	(16,306)	(165,251)	(142,011)
Impairment losses on available-for-sale securities	50,467	224,925	6,667	5,730
Net gain on redemption of available-for-sale securities	(5,017)	(43,254)	(12,049)	(10,354)
Impairment losses on held-to-maturities securities	8,067	17,218	8,208	7,054
Net gain on redemption of held-to-maturities securities	(6)	—	—	—
Income of equity method investments	(68,183)	8,673	(10,181)	(8,749)
Loss (gain) on sales of equity method investments	(143,893)	(343,660)	13,885	11,932
Loss on impairment of other securities	7,367	205,681	247	212
Net gain on other securities	(139,271)	(143,669)	(109,448)	(94,056)
Net loss on fair value hedge accounting	224	27,032	17,168	14,754
Net loss (gain) on sales of loans	455	3,293	(48,969)	(42,082)
Net gain on disposal of premises and equipment	(13,067)	(3,538)	(3,297)	(2,833)
Impairment loss on other assets	1,171	2,272	2,655	2,282
Non-cash stock compensation expense	7,513	(20,139)	23,039	19,799
Net change in:
Trading assets	(3,032,170)	(6,279,966)	5,418,467	4,656,441
Accrued interest and dividend receivable	(96,737)	(223,467)	94,416	81,138
Deferred income tax assets	48,376	—	(12,390)	(10,648)
Income tax receivable	(471,317)	(42,805)	179,358	154,134
Other assets	(285,181)	(761,952)	768,519	660,439
Trading liabilities	588,721	6,506,002	(3,944,966)	(3,390,165)
Accrued interest payable	497,018	765,565	(1,142,141)	(981,516)
Deferred income tax liabilities	108,464	(40,504)	25,153	21,615
Other liabilities	817,536	(372,488)	(677,230)	(581,989)

Net cash provided by operating activities	1,805,081	3,423,770	3,879,984	3,334,322

KB FINANCIAL GROUP INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS — (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 and 2009

	2007	2008	2009	2009
	(In millions of Korean won)			Translation into
				U.S. dollars
				(Note 1)
				(In thousands)

Cash flows from investing activities:
Net change in restricted cash	(719,352)	(797,452)	(1,256,294)	(1,079,615)
Net change in interest-bearing deposits in other banks	356,124	(126,922)	(230,643)	(198,206)
Net change in call loans and securities purchased under resale agreements	110,869	211,951	(625,426)	(537,469)
Proceeds from sales of available-for-sale securities	10,571,122	8,510,135	3,627,220	3,117,106
Proceeds from maturities of available-for-sale securities	4,026,451	13,206,773	29,437,945	25,297,937
Purchases of available-for-sale securities	(13,672,668)	(22,295,970)	(36,743,215)	(31,575,830)
Proceeds from maturities, prepayments and calls of held-to-maturity securities	3,205,441	1,735,488	1,158,695	995,742
Purchases of held-to-maturity securities	(3,332,823)	(3,322,132)	(1,181,732)	(1,015,539)
Net change in venture capital securities	(7,811)	9,949	5,172	4,445
Proceeds from sales of equity method investment	209,387	699,932	3,354	2,882
Purchases of equity method investment	(128,088)	(812,616)	(20,672)	(17,765)
Net change in other securities	42,595	(415,690)	(137,305)	(117,995)
Acquisition of subsidiaries, net of cash acquired	—	(267,543)	5,501	4,727
Net originations and repayments of loans	(21,891,140)	(28,957,933)	(1,229,354)	(1,056,464)
Proceeds from sales of loans	282,690	529,769	2,652,508	2,279,472
Proceeds from sales of premises and equipment	113,954	13,956	17,584	15,111
Payments for purchases of premises and equipment	(492,379)	(454,877)	(187,103)	(160,790)
Net change in security deposits	(144,981)	(91,356)	(60,433)	(51,934)

Net cash used in investing activities	(21,470,609)	(32,624,538)	(4,764,198)	(4,094,185)

KB FINANCIAL GROUP INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS — (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 and 2009

	2007	2008	2009	2009
	(In millions of Korean won)			Translation into
				U.S. dollars
				(Note 1)
				(In thousands)

Cash flows from financing activities:
Net decrease in non-interest bearing deposits	(667,229)	(239,913)	(334,414)	(287,384)
Net increase in interest-bearing deposits	9,555,948	20,494,149	10,802,342	9,283,154
Net increase (decrease) in call money	625,945	2,581,415	(2,084,586)	(1,791,420)
Net decrease in secured borrowings	(1,147,732)	(435,263)	(1,209,926)	(1,039,768)
Net increase (decrease) in other borrowed funds	(3,123,966)	2,533,164	(2,347,833)	(2,017,645)
Proceeds from issuance of long-term debt	16,176,552	15,981,200	9,852,296	8,466,718
Repayment of long-term debt	(1,523,302)	(7,255,854)	(14,393,996)	(12,369,695)
Cash dividends paid to noncontrolling interests by subsidiaries	(1,534)	(1,535)	—	—
Payment for stock option exercise	(5,308)	(894)	(1,363)	(1,172)
Proceeds from reissuance of treasury stock	8,212	1,595	257,962	221,683
Purchases of treasury stock	(6,247)	(3,411,293)	(2,294)	(1,971)
Cash dividends paid on common stocks	(1,227,784)	(824,065)	—	—
Increase in noncontrolling interests	—	1,013	31,158	26,776

Net cash provided by financing activities	18,663,555	29,423,719	569,346	489,276

Effect of exchange rate changes on cash	(2,082)	79,996	(62,973)	(54,116)

Net increase (decrease) in cash and cash equivalents	(1,004,055)	302,947	(377,841)	(324,703)
Cash and cash equivalents, beginning of year	3,774,518	2,770,463	3,073,410	2,641,181

Cash and cash equivalents, end of year	2,770,463	3,073,410	2,695,569	2,316,478

Supplemental disclosure of cash flow information:
Cash paid during the year for interest	6,190,345	8,593,635	9,373,680	8,055,412
Cash paid during the year for income tax	1,277,979	1,114,677	(130,031)	(111,744)
Supplemental schedule of noncash investing and financing activities:
Bonds and securities received in connection with loan restructuring	1,687	40	9,037	7,766
Increase (decrease) in cumulative translation adjustments, net of tax	1,509	91,626	(117,655)	(101,108)
Increase (decrease) in unrealized gains on investment securities, net of tax	(558,978)	431,269	(3,889)	(3,342)
Issuance of common stock-reorganization:
Acquisition of treasury stock	—	856,555	—	—
Acquisition of noncontrolling interests	—	33,459	—	—
Goodwill-noncontrolling interests	—	68,935	—	—

The accompanying notes are an integral part of these consolidated financial statements.

KB FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.	General Information and Summary of Significant Accounting Policies

KB Financial Group Inc. is a financial holding company whose businesses provide a broad range of financial services to consumer and corporate customers primarily in the Republic of Korea. KB Financial Group Inc. was incorporated on September 29, 2008 under the Financial Holding Company Act in Korea.

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

As of December 31, 2009, the Company’s paid-in capital amounted to ~~W~~1,931,758 million. Out of 386,351,693 shares issued at December 31, 2009, 40,353,823 of shares (10.44% of total shares issued) were listed on the New York Stock Exchange as American Depository Shares (“ADS”).

Use of estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”) requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and disclosure of contingent assets and liabilities as of the date of the consolidated financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates. Material estimates that are particularly susceptible to significant change in the near term primarily relate to the allowance for credit losses on loans and off-balance sheet credit instruments, fair value and impairment of investment securities, derivative financial instruments, deferred tax assets and related valuation allowances, financial instruments with no available market prices, goodwill, other intangibles and share based compensation.

Accounting standards codification

In July 2009, the Financial Accounting Standards Board (“FASB”) implemented the FASB Accounting Standards Codification (the “Codification”) as the single source of authoritative U.S. generally accepted accounting principles. The Codification simplifies the classification of accounting standards into one online database under a common referencing system, organized into eight areas, ranging from industry-specific to general financial statement matters. Use of the Codification is effective for interim and annual periods ending after September 15, 2009. The Company began to use the Codification on the effective date, and it had no impact on the Company’s Consolidated Financial Statements. The Company is providing references to the codification topics alongside to the predecessor standards.

Basis of presentation and consolidation

The consolidated financial statements include the accounts of KB Financial Group Inc. and its subsidiaries which are generally controlled through a majority voting interest. The Company also includes in its consolidated financial statements the accounts of the variable interest entities (“VIEs”) for which the Company has been determined to be the primary beneficiary pursuant to FASB Interpretation No. 46 (Revised in 2003)- “Consolidation of Variable Interest Entities, an interpretation of ARB No. 51” (ASC 810-10 “Consolidation”).

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

In December 2007, the FASB issued Statement No. 160, Noncontrolling Interests in Consolidated Financial Statements (ASC 810-10-45-15), which establishes standards for the accounting and reporting of noncontrolling interests in subsidiaries (previously called minority interests) in consolidated financial statements and for the loss of control of subsidiaries. Upon adoption, SFAS No. 160 (ASC 810-10-45-15) requires that the equity interest of noncontrolling stockholders, partners, or other equity holders in subsidiaries be presented as a separate item in the Company’s total equity, rather than mezzanine item between the liabilities and total equity. As such, no gain or loss related to these type changes can be reflected in income. Furthermore, no change in the carrying amount of subsidiary assets or liabilities can be recognized. After the initial adoption, when a subsidiary is deconsolidated, any retained noncontrolling equity investment in the former subsidiary must be measured at fair value at the date of deconsolidation. The gain or loss on the deconsolidation of the subsidiary is measured using the fair value of the remaining investment, rather than the previous carrying amount of that retained investment. The presentation and disclosure requirements shall be applied retrospectively for all periods presented. The adoption of SFAS 160 resulted in a reclassification of minority interests to a separate component of total equity on the balance sheet and net income attributable to noncontrolling interests is shown as a reduction from net income in calculating net income available to common stockholders on the statement of operations. All previous references to “minority interests” in the consolidated financial statements have been revised to “noncontrolling interests.”

Business combination

Since the adoption of Statement of Financial Accounting Standards (“SFAS”) No. 141- “Business Combinations, (ASC 805-10)” the Company accounts for business combinations using the purchase method. Identifiable intangible assets acquired in a business combination are separately valued and recognized on the balance sheet if they meet certain requirements. The excess of the cost of the acquired entity over the net amounts assigned to assets acquired and liabilities assumed is recognized as an asset referred to as “Goodwill”. Results of operations of the acquired business are included in the consolidated statements of income from the date of acquisition.

In December 2007, the FASB issued Statement No. 141(revised), Business Combinations (SFAS No. 141(R)/ASC 805-10), which is designed to improve the relevance, representational faithfulness, and comparability of the information that a reporting entity provides in its financial reports about a business combination and its effects. The Statement replaces SFAS No. 141, Business Combinations. SFAS No. 141(R) (ASC 805-10) retains the fundamental requirements in SFAS No. 141 that the acquisition method of accounting (which Statement 141 called the purchase method) be used for all business combinations and for an acquirer to be identified for each business combination. SFAS No. 141(R) (ASC 805-10) also retains the guidance in SFAS No. 141 for identifying and recognizing intangible assets separately from goodwill. The most significant changes in SFAS No. 141(R) (ASC 805-10) are: (1) acquisition costs and restructuring costs will now be expensed; (2) stock consideration will be measured based on the quoted market price as of the acquisition date instead of the date the

KB FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

deal is announced; and (3) the acquirer will record a 100% step-up to fair value for all assets and liabilities, including the noncontrolling interest portion, and goodwill is recorded as if a 100% interest was acquired. The Company adopted SFAS No. 141(R) (ASC 805-10) on January 1, 2009, and the standard is applied prospectively.

Foreign currency translation

Monetary assets and liabilities denominated in foreign currencies are translated into Korean won at the exchange rate prevailing on the balance sheet date, with resulting gains or losses included in the consolidated statements of income. Transactions in foreign currencies are recorded at the exchange rate prevailing on the date of the transaction and the relating gains or losses from the settlement of foreign currency transactions are recognized in the consolidated statements of income.

Assets, liabilities and operations of foreign branches and subsidiaries are recorded based on the functional currency of each entity. For certain foreign operations, the functional currency is the local currency, in which case the assets, liabilities and operations are translated, for consolidation purposes, at current exchange rates from the local currency to the reporting currency, the Korean won. Assets and liabilities of foreign branches and subsidiaries are recorded and reported in the accompanying consolidated balance sheets using the period-end exchange rates. Income and expense of foreign branches and subsidiaries are recorded and reported in the consolidated statement of income using the average rates for the relevant periods. The resulting unrealized gains or losses are reported as a component of accumulated other comprehensive income (loss), net of tax. Gains and losses arising from the translation of available-for-sale securities denominated in foreign currencies are also recorded as a component of accumulated other comprehensive income (loss), net of tax.

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

Derivatives used for hedging purposes

The Company uses various derivative instruments as part of its asset and liability management process, including interest rate and foreign currency swaps, to manage various interest rate and foreign exchange exposure or modify interest rate characteristics of various balance sheet accounts. Certain derivative contracts are entered into for non-trading purposes and are intended to serve as economic hedges of risk but do not qualify for hedge accounting. Derivatives accounted for as hedges must be highly effective at reducing the risk associated with the exposure being hedged. Each derivative must be formally designated as a hedge, with documentation of the risk management objective and strategy for the hedge, identification of the hedging instrument, the hedged item and risk exposure, and how effectiveness is assessed prospectively and retrospectively at inception and on a regular basis using quantitative measures of correlation. The Company discontinues hedge accounting when it is determined that a derivative is not expected to be or has ceased to be highly effective as a hedge, and reflects changes in fair value in earnings after termination of the hedge relationship.

All derivatives, whether designated for hedging relationships or not, are recorded on the consolidated balance sheets at fair value. If the derivative is designated as a fair value hedge of fixed rate assets or liabilities, all changes in the fair value of the derivative and changes in the fair value of the hedged item attributable to the hedged risk are recognized in other non-interest income(expense). Hedge ineffectiveness is reflected in the current earnings as well. Fair value hedges are used to limit the Company’s exposure to total changes in the fair value of its interest-bearing liabilities that are due to interest rate or foreign exchange volatility. Fair value hedges of the Company mainly include hedges of fixed rate debentures.

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

The Company’s designated fair value hedges consisted primarily of interest rate swaps and cross currency rate swaps designated as fair value hedges. When applying fair value hedge accounting as prescribed by ASC 815 (SFAS No. 133- “Accounting for Derivative Instruments and Hedging Activities” as amended by SFAS No. 137- “Accounting for Derivative Instruments and Hedging Activities — Deferral of the Effective Date of SFAS No. 133”), and SFAS No. 138- “Accounting for Certain Derivative Instruments and Certain Hedging Activities” (collectively referred to as “SFAS No. 133”), the Company uses standard statistical methods of

KB FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

regression to determine if the results of the changes in value of the hedging derivative and the hedged item meet ASC 815( SFAS No. 133) criteria for a highly effective hedge accounting relationship.

Investments in equity securities and debt securities

Equity securities with readily determinable fair values are recorded on a trade-date basis and are accounted for at fair value. Dividend income on these securities is recorded in “Interest and dividend income”. Securities purchased with the intention of recognizing short-term profits are included in “Trading assets” at fair value. Marketable equity securities not classified as trading are designated as available-for-sale securities and are carried at fair value with unrealized gains and losses, net of income tax, reflected in accumulated other comprehensive income (loss). Realized gains and losses on the sales of equity securities and other — than — temporary impairment of equity securities are determined using the moving average method.

Debt securities are recorded on a trade-date basis. Debt securities for which the Company has the positive ability and intent to hold until maturity are classified as held- to-maturity securities and recorded at amortized cost and adjusted for accretion or amortization of discounts and premiums. Debt securities that the Company purchases for short-term appreciation or other trading purposes are carried at fair value and classified as short-term investments which are included in “Trading assets.” Debt securities not classified as held-to-maturity or trading are designated as available-for-sale and carried at fair value with unrealized gains and losses, net of income tax, reflected in accumulated other comprehensive income (loss). Interest earned on debt securities, including amortization of premiums and accretion of discounts based on the effective interest rate method, is included in “Interest and dividend income” and realized gains and losses from the sale of debt securities, which are included in “Net gain (loss) on investments,” are determined on a specific security basis.

Management regularly evaluates whether declines in fair value of individual available-for-sale securities and held-to-maturity securities below their amortized cost are other-than- temporary. Factors considered in determining whether such declines in value are other-than-temporary include the length of time and extent to which fair value is less than cost, the status, financial condition and near-term prospects of the issuer and the status of the security as well as whether the Company either plans to sell the security or it is more-likely-than-not that it will be required to sell prior to recovery of the amortized cost basis. Management continually monitors and evaluates these securities for impairment that is other-than -temporary.

In April 2009, the FASB issued FSP No.FAS 115-2 and FAS 124-2, “Recognition and Presentation of Other-Than-Temporary Impairments” (FSP No. FAS 115-2/ASC 320-10-35), which amends the recognition guidance for other-than-temporary impairments (OTTI) of debt securities and expands the financial statement disclosures for OTTI on debt and equity securities. The Company adopted the FSP on January 1, 2009. As a result of the FSP, the Company’s Consolidated Statement of Income reflects the full impairment (that is, the difference between the security’s amortized cost basis and fair value) on debt securities that the Company intends to sell or would more-likely-than-not be required to sell before the expected recovery of the amortized cost basis. For available-for-sale (AFS) and held-to-maturity (HTM) debt securities that management has no intent to sell and believes that it more likely-than-not will not be required to sell prior to recovery, only the credit loss component of the impairment is recognized in earnings, while the rest of the fair value loss is recognized in Accumulated Other Comprehensive Income (AOCI). The credit loss component recognized in earnings is identified as the amount of principal cash flows not expected to be received over the remaining term of the security as projected using the Company’s cash flow projections using its base assumptions. As a result of the adoption of the FSP, the Company’s income in 2009 was decreased by ~~W~~5,297 million in available for sale securities on a pretax basis (~~W~~4,190 million on an after-tax basis). The cumulative effect of the change included an increase in the balance of retained earnings as of January 1, 2009 of ~~W~~32,216 million on a pretax basis (~~W~~24,712 million after-tax).

The disclosures related to the Company’s investment and OTTI are detailed in Note 8.

KB FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Venture capital securities

KB Investment Co., Ltd., one of the Company’s subsidiaries, engages exclusively in venture capital activities. Venture capital investments are not within the scope of SFAS No. 115- “Accounting for Certain Investments in Debt and Equity Securities” (ASC 320 “Investments Debt and Equity Securities”) and are subject to specialized industry accounting principles for investment companies (ASC 946 “Financial Services Investment Companies”). Venture capital investments are recorded as “Venture capital securities” under “Investments” and are carried at fair value with net changes in fair value recognized in “Net gain on investments.” The fair values of publicly-traded securities held by this subsidiary are generally based on quoted market prices. Securities that are held by this subsidiary that are not publicly traded are initially recorded at cost, which is deemed to approximate the fair value as of the acquisition date. Subsequent to that date, management estimates the fair value based on investee transactions with unaffiliated parties, management’s review of the investee’s financial results and condition and the latest obtainable net asset value of the investees.

Non-marketable or restricted equity securities

Certain equity securities that do not have readily determinable fair values or have sales restrictions exceeding one year are recorded using the cost method. The cost method is used for those investments in which the Company does not have significant influence over the investees, and under this method, there is no change to the cost basis unless there is other-than-temporary decline in value. If the decline is determined to be other-than-temporary, the Company writes down the cost basis of the investment to a new cost basis that represents realizable value. Non-marketable or restricted equity securities are recorded as “Other securities” under “Investments” and the amount of write-down is included in earnings under “Net loss on investments” and dividend income earned on these securities is recorded in “Interest and dividend income”.

Loans

Loans are carried at their outstanding principal balances, net of allowance for loan losses and unamortized deferred nonrefundable loan origination fees and costs. Loan origination fees, net of certain direct origination costs, are deferred and recognized as an adjustment to the yield. Interest income on loans that are not placed on non-accrual status is accrued at the effective rate and credited to income as it is earned.

Loans are generally placed on non-accrual status when principal or interest payments become contractually one day past due or are classified as impaired loans, except where the loans are fully collateralized by customer deposits or guaranteed by sovereign or certain selected financial institutions. When a loan is placed on non-accrual status, interest accrued previously but unpaid is generally reversed against current year interest income. Cash receipts on non-accrual loans, for which the ultimate collectability of principal is uncertain, are applied as principal reductions; otherwise, payments are applied first to the delinquent interest, normal interest, and then to the loan balance until paid in full. A non-accrual loan is normally restored to accrual status when all the principal and interest amounts contractually due are brought current and it is believed that the financial condition of the borrower has improved to the extent that the collection of future principal and interest on a timely basis is reasonably assured.

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

A commercial loan is considered as impaired when, after consideration of current information and events, it is probable that the Company will be unable to collect all amounts due, including principal and interest, according to the contractual terms of the loan agreement. Generally, the Company considers the following types of loans to be impaired:

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

Once a loan has been identified as individually impaired, impairment is measured in accordance with ASC 310-10-35 “Receivables-Subsequent measurement” (formerly SFAS No. 114). The Company’s measurement of an impairment of a loan, with the exception of large groups of smaller-balance homogeneous loans that are collectively evaluated for impairment, is based on the present value of expected future cash flows discounted at the loan’s effective interest rate or, as a practical expedient, at the loan’s observable market price or the fair value of the collateral if the loan is collateral dependent. If the recorded investment in impaired loans exceeds the present value of payments expected to be received, a specific allowance is established as a component of allowance for loan losses.

The Company performs periodic and systematic detailed reviews of its lending portfolio to identify credit risks and to assess the overall collectability. The allowance for homogeneous pools of commercial and consumer loans, and other loans, which are not specifically identified as impaired, is established through a process that begins with estimates of probable losses inherent in the portfolio. These estimates are based on various analyses, including the Company’s historical delinquency and loan loss experience, and adjusted for qualitative factors, such as the current economic conditions in which the Company operates as well as current lending policies and procedures.

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

Premises and equipment

Premises, equipment and furniture, leasehold improvements and leased property under capital leases are stated at cost less accumulated depreciation. Depreciation of buildings is computed on a straight-line basis over the estimated useful lives of the assets. Depreciation of equipment and furniture and lease property under capital leases is computed on a declining balance basis over the useful lives of the assets, or the term of the lease, if shorter, in the case of leasehold improvements. Gains or losses on disposals of premises and equipment are determined by reference to their carrying amount and are reported in “Other non-interest income (expenses).” Maintenance and repairs are charged to expense as incurred.

The estimated useful lives of premises and equipment are as follows:

Buildings	40 years
Equipment and furniture	3-6 years
Leasehold improvements	1-5 years
Leased property under capital leases	4 years

Goodwill and other intangible assets

Under the provisions of SFAS No. 142- “Goodwill and Other Intangible Assets” (ASC 350-20 “Goodwill” and ASC 350-30 “General Intangibles Other than Goodwill”), which sets forth the accounting for goodwill and

KB FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

intangible assets subsequent to their acquisition, goodwill is no longer amortized. ASC 350-20-35 requires that goodwill be allocated to the reporting unit level, which the Company defines as an operating segment or one level below. ASC 350-20-35 and ASC 350-30-35 also requires that goodwill and other intangible assets be tested for impairment at the reporting unit level at least annually or more frequently, if events or circumstances indicate a potential impairment.

The goodwill impairment test under SFAS No. 142(ASC 350-20) is performed in two phases. The first step of the impairment test, used to identify potential impairment, compares the fair value of the reporting unit with its carrying amount, including goodwill. If the carrying amount of the reporting unit exceeds its fair value, goodwill of the reporting unit is considered impaired, and an additional procedure must be performed. The second step of the impairment test quantifies the amount of the impairment loss by comparing the carrying amount of goodwill to its implied fair value. An impairment loss is recorded to the extent the carrying amount of goodwill exceeds its implied fair value.

The Company has finite-lived intangible assets including core deposit intangibles, credit card relationship intangibles and capitalized software. Core deposit intangibles reflect the estimated fair value of the acquired demand deposits and savings deposits, which the Company can expect to maintain for an extended period of time because of generally stable customer relationships. Credit card relationship intangibles reflect the estimated fair value of the credit card relationships acquired from which the Company expects to derive future benefits over the estimated lives of such relationships. Both the core deposit intangibles and the credit card relationship intangibles are amortized on an accelerated basis over their useful lives in proportion to the estimated run-off of depositors and credit card customers, respectively. The estimated useful lives of the core deposit intangibles and the credit card relationship intangibles range from six to ten years. Capitalized software is amortized over its estimated useful life ranging from four to five years. The Company had no indefinite-lived intangible assets as of December 31, 2008 and 2009.

Impairment of long-lived assets and other intangible assets

The Company reviews its long-lived assets, including identifiable intangibles with definite lives in accordance with SFAS No. 144- “Accounting for the Impairment or Disposal of Long-Lived Assets” (ASC 360-10 “Property, Plant, and Equipment”) for impairment whenever events or changes in business circumstances indicate that the carrying amount of assets may not be fully recoverable. Such circumstances include significant or sustained declines in revenues or earnings and material adverse changes in the economic climate. The carrying amount of an intangible asset is considered not recoverable if it exceeds the sum of the undiscounted cash flows expected to derive from the use of such asset. For assets which the Company intends to hold for use, if the total of the expected future undiscounted cash flows is less than the carrying amount of the assets, a loss is recognized for the difference between the fair value and carrying value of the assets. For assets which the Company intends to sell, a loss is recognized for the amount that the estimated fair value, less cost to sell, is less than the carrying value of the assets.

Fair value measurement

On January 1, 2008, the Company adopted SFAS No. 157, “Fair Value Measurements” (ASC 820-10 “Fair Value Measurements and Disclosures”), which defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date and requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The Company adopted certain provisions of this statement related to nonfinancial assets and nonfinancial liabilities that are not measured at fair value on a recurring basis since January 1, 2009. In addition, ASC 820-10 requires assets and liabilities measured at fair value to be categorized into three-level hierarchy based on the inputs to fair value measurement.

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

Stock-based compensation

The Company has various stock-based employee compensation plans, which are described in detail in Note 28. On January 1, 2006, the Company follows SFAS No. 123(R) (revised 2004) — “Share-Based Payment,” (ASC 718 “Stock Compensation”) under the modified-prospective application. The written terms of the Company’s share-based payments allows the Company, at its option, to settle the awards in cash, however, it is the Company’s past practice and its intention to continue settling the awards in cash. Accordingly, at grant date, the Company initially measures compensation expense and liabilities for stock options and other share-based payments based on the instruments’ grant date fair value. Subsequently, the liabilities incurred under share-based payment arrangements are remeasured at the end of each reporting period until settlement.

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

Income tax

The Company accounts for income taxes in accordance with SFAS No. 109(ASC 740), which prescribe two components of income tax expense: current and deferred. Current income tax expense approximates taxes to be paid or refunded for the current period and deferred income tax expense is provided on an asset and liability method whereby deferred tax assets are recognized for deductible temporary differences, including operating loss and tax credit carryforwards, and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the carrying values of assets and liabilities for financial reporting purposes and their tax bases. Deferred income tax benefit or expense is then recognized for the change in deferred tax assets or liabilities between periods. Deferred tax assets and liabilities are adjusted for the effect of changes in tax laws and rates on the date of enactment.

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

The Company adopted FASB Interpretation No. 48- “Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109‘(ASC 740), on January 1, 2007, which set outs a consistent framework to use to determine the appropriate level of tax reserve for uncertain tax positions. The Company uses a two-step approach wherein a tax benefit is recognized if a position is more-likely-than-not to be sustained. The amount of the benefit is then measured to be the highest tax benefit which is greater than 50% likely to be realized. The difference between the benefit recognized for a position in accordance with FIN 48(ASC 740) and the tax benefit claimed on a tax return is referred to as an unrecognized tax benefit.

Additionally, in connection with the adoption of FIN 48(ASC 740), the Company elected to classify interest and penalties related to tax positions as a component of income tax expense. See Note 25 to the consolidated financial statements for further details of the Company’s provision and related income tax assets and liabilities.

Earnings per share

Basic earnings per share are computed by dividing net income attributable to common stockholders by the weighted average number of common shares outstanding in each period. Diluted earnings per share reflect the potential dilution that could occur if securities or other contracts to issue common stock were exercised. Diluted earnings per share are computed on the basis of the weighted average number of common shares outstanding during each period and dilutive common equivalent shares representing the weighted average dilutive effect of the Company’s stock options outstanding during each period. Dilutive potential common shares are calculated using the “treasury stock” method.

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

United States dollar amounts

The Company operates primarily in Korea and its official accounting records are maintained in Korean won. The U.S. dollar amounts are provided herein as supplementary information solely for the convenience of the reader. Korean won amounts are expressed in U.S. dollars at the rate of ~~W~~1,163.65 to U.S.$1.00, the U.S. Federal Reserve Bank of New York buying exchange rate in effect at noon, December 31, 2009. Such convenience translation into US dollars should not be construed as representations that the Korean won amounts have been, could have been, or could in the future be, converted at this or any other rate of exchange.

2.	Recently Issued Accounting Standards

SFAS No. 141(R) — Business Combinations(ASC 805)

In December 2007, the FASB issued SFAS No. 141(R), Business Combinations (ASC 805). This statement applies to all transactions or other events in which an entity obtains control of one or more businesses, including those sometimes referred to as “true mergers” or “mergers of equals” and combinations achieved without the

KB FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

transfer of consideration, for example, by contract alone or through the lapse of minority veto rights. SFAS No. 141(R)(ASC 805) modifies the accounting for business combinations and requires, with limited exceptions, the acquirer in a business combination to recognize 100 percent of the assets acquired, liabilities assumed, and any noncontrolling interest in the acquiree at the acquisition-date fair value. In addition, SFAS No. 141(R)(ASC 805) requires the expensing of acquisition-related transaction and restructuring costs, and certain contingent assets and liabilities acquired, as well as contingent consideration, to be recognized at fair value. SFAS No. 141(R) (ASC 805) also modifies the accounting for certain acquired income tax assets and liabilities. The Company adopted this statement on January 1, 2009 and the impact of adoption was not material to its financial condition, results of operations or cash flows.

SFAS No. 160 — Noncontrolling Interests in Consolidated Financial Statements (ASC 810)

In December 2007, the FASB issued SFAS No. 160, Noncontrolling Interests in Consolidated Financial Statements (ASC 810). This statement applies to all entities that prepare consolidated financial statements, except not-for-profit organizations, but affects only those entities that have an outstanding noncontrolling interest in one or more subsidiaries or that deconsolidate a subsidiary. The Company adopted this statement on January 1, 2009 and the impact of adoption was not material to its financial condition, results of operations or cash flows.

SFAS No. 161 — Disclosures about Derivative Instruments and Hedging Activities (ASC 815)

In March 2008, the FASB issued SFAS No. 161, Disclosures about Derivative Instruments and Hedging Activities (ASC 815). This statement establishes, among other things, the disclosure requirements for derivative instruments and hedging activities. This statement is effective at the beginning of an entity’s first interim period beginning after November 15, 2008. Since these amended principles require only additional disclosures concerning derivatives and hedging activities, adoption did not affect the Company’s financial condition, result of operations or cash flows.

FSP No. FAS 140-3 — Accounting for Transfers of Financial Assets and Repurchase Financing Transactions (ASC 860)

In February 2008, the FASB issued FSP No. FAS 140-3, Accounting for Transfers of Financial Assets and Repurchase Financing Transactions (ASC 860). FSP No. FAS 140-3 (ASC 860) applies to repurchase agreements that relate to previously transferred financial assets between the same counterparties that are entered into contemporaneously with, or in contemplation of, the initial transfer (“repurchase financings”). The Company adopted FSP No. FAS 140-3 (ASC 860) for new transactions entered into after January 1, 2009 and the impact of adoption was not material to its financial condition, result of operations or cash flows.

SFAS No. 166 — Accounting for Transfers of Financial Assets (ASC 860)

In June 2009, the FASB issued SFAS No. 166, “Accounting for Transfers of Financial Assets, an amendment to FASB Statement No. 140”. This statement removed (1) the concept of a qualifying special purpose entity (“QSPE”) from SFAS No. 140 (ASC 860 — Transfers and Servicing) and (2) the exceptions from applying FASB Interpretation No. (“FIN”) 46 (R) (ASC 810 — Consolidation) to QSPEs. This statement amends SFAS No. 140 (ASC 860) to revise and clarify the derecognition requirements for transfers of financial assets and the initial measurement of beneficial interests that are received as proceeds by a transferor in connection with transfers of financial assets. This statement also requires additional disclosure about transfers of financial assets and a transferor’s continuing involvement with such transferred financial assets.

This statement is effective January 1, 2010, at which time any QSPEs will be evaluated for consolidation in accordance with SFAS No. 167, which amends FIN 46 (R) (ASC 810). However, the amendments on how to account for transfers of financial assets will apply prospectively to transfers occurring on or after the effective date. The

KB FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Company is currently evaluating the impact of the adoption of SFAS No. 166 (ASC 860) on its financial condition, result of operations or cash flows.

SFAS No. 167 — Amendments to FIN 46 (R) (ASC 810)

In June 2009, the FASB issued SFAS No. 167, “Amendments to FASB Interpretation No. 46 (R).” This statement amends FIN 46 (R) (ASC 810) to require ongoing assessments to determine whether an entity is a variable interest entity (“VIE”) and whether an enterprise is the primary beneficiary of a VIE. This statement also amends the guidance for determining which enterprise, if any, is the primary beneficiary of a VIE by requiring the enterprise to initially perform a qualitative analysis to determine if the enterprise’s variable interest or interests give it a controlling financial interest. Consolidation is based on a company’s ability to direct the activities of the entity that most significantly impact the entity’s economic performance. If a company has control and the right to receive benefits or the obligation to absorb losses which could potentially be significant to the VIE, then consolidation is required. This statement also requires additional disclosure about transfers of financial assets and a transferor’s continuing involvement with such transferred financial assets. This statement is effective in the first annual period that begins after November 15, 2009, and for interim or and annual reporting periods thereafter with earlier application being prohibited. This statement may be applied retrospectively in previously issued financial statement, with cumulative effect adjusted to retained earnings. The Company is currently evaluating the impact of the adoption of SFAS No. 167(ASC 810) on its financial condition, results of operations and cash flows.

ASU 2009-12 — Investments in Certain Entities that Calculate Net Asset Value per Share (ASC 820)

In September 2009, the FASB issued ASU 2009-12, “Fair Value Measurements and Disclosures: Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent),” (ASC 820). ASU 2009-12(ASC 820) offers guidance on how to use a net asset value per share to estimate the fair value on investments in investment vehicles such as hedge funds, private equity funds, real estate funds, venture capital funds, offshore fund vehicles and fund of funds. Investors may use net asset value to estimate the fair value of investments in investment companies that do not have a readily determinable fair value if the investees have the attributes of investment companies and the net asset values or their equivalents are calculated consistent with the AICPA Audit and Accounting Guide, Investment Companies, which generally requires investments to be measured at fair value. This approach is deemed to be a “practical expedient” for investors in investment companies as the GAAP fair-value measurement framework defines an asset’s fair value as its current exit price. ASU 2009-12 (ASC 820) has limitations and disclosure requirements about the nature and terms of the investments within the scope of the new guidance. ASU 2009-12(ASC 820) was effective December 31, 2009. Note 8 reflects these disclosure requirements.

ASU 2010-06 — Improving Disclosures about Fair Value Measurements (ASC 820)

In January 2010, the FASB issued ASU 2010-06, “Improving Disclosures about Fair Value Measurements” (ASC 820). The ASU 2010-06(ASC 820) requires disclosing the amounts of significant transfers in and out of Level 1 and 2 fair value measurements and to describe the reasons for the transfers. The disclosures are effective for reporting periods beginning after December 15, 2009. Additionally, disclosures of the gross purchases, sales, issuances and settlements activity in Level 3 fair value measurements will be required for fiscal years beginning after December 15, 2010. The Company does not expect the new accounting guidance to have material impact on the Company’s consolidated financial condition, results of operations and cash flows.

ASU 2010-11 — Scope Exception Related to Embedded Credit Derivatives (ASC 815)

In March 2010, the FASB issued ASU 2010-11, Scope Exception Related to Embedded Credit Derivatives(ASC 815). The ASU 2010-11(ASC 815) clarifies that certain embedded derivatives, such as those contained in certain securitizations, CDOs and structured notes, should be considered embedded credit derivatives subject to

KB FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

potential bifurcation and separated fair value accounting. The ASU 2010-11(ASC 815) allows any beneficial interest issued by a securitization vehicle to be accounted for under the fair value option at transition. The new accounting guidance is effective July 1, 2010. The Company does not expect the new accounting guidance to have material impact on the consolidated financial statements.

3.	Business Development

Reorganization (Establishment of KB Financial Group Inc.)

The stockholders of Kookmin Bank approved a reorganization that involved the formation of KB Financial Group Inc., a holding company, and a stock transfer at its extraordinary stockholders meeting on August 25, 2008 and received the final approval from the Financial Services Commission on September 26, 2008. In accordance with the approval, KB Financial Group Inc. was established on September 29, 2008 and the stockholders of Kookmin Bank received one common share of KB Financial Group Inc. for one common share of Kookmin Bank. As a result, Kookmin Bank became a wholly-owned subsidiary of KB Financial Group Inc., and, in addition, the shares of KB Financial Group Inc. replaced the shares of Kookmin Bank on the Korea Stock Exchange on October 10, 2008. The foregoing reorganization was accounted for as a transaction between entities under common control.

In addition, as part of the reorganization, KB Financial Group Inc. acquired equity shares of subsidiaries of Kookmin bank. The acquisition was accounted for using the purchase method in accordance with SFAS No. 141.

Furthermore, Kookmin Bank acquired 73,607,601 shares of KB Financial Group Inc. and had 47,407,671 shares as of December 31, 2008, after disposing of 26,199,930 shares prior to December 31, 2008. In 2009, the Company sold additional 4,084,967 shares and, consequently, has 43,322,704 shares as of December 31, 2009. The Company classified these shares as treasury stock in the consolidated financial statements as of December 31, 2009 and plans to dispose of them within three years from the acquisition date pursuant to the Korean Commercial Law.

Acquisition of KB Investment & Securities Co., Ltd

On March 11, 2008, Kookmin Bank acquired 9,580,000 common shares of KB Investment & Securities Co., Ltd., formerly Hannuri Investment & Securities Co., Ltd., from J.D.K. Investment Co., Inc. for ~~W~~267,554 million. Kookmin Bank acquired 95.8% of the voting rights of KB Investment & Securities Co., Ltd. and participated in the subsequent capital issuance of KB Investment & Securities Co., Ltd. KB Investment & Securities Co., Ltd. became a wholly-owned subsidiary of the Company as the Kookmin Bank exchanged its shares of KB Investment & Securities Co., Ltd. with the shares of the Company.

Acquisition of shares of Joint Stock Company Bank CenterCredit (“JSC Bank CenterCredit”), a Kazakhan bank.

In August 2008, Koomin Bank acquired 29,972,840 common shares of JSC Bank CenterCredit, a Kazakhstan bank, and 14,163,836 additional common shares of JSC Bank CenterCredit in November and December 2008. As a result, Kookmin Bank holds 30.5% (44,136,676 shares) of the total outstanding shares as of December 31, 2009.

In 2010, Kookmin Bank acquired additional common and convertible preferred shares of JSC Bank CenterCredit. For further discussion on the subsequent acquisition, refer to Note 37.

Acquisition of Khmer Union Bank (renamed as Kookmin Bank Cambodia PLC)

On May 4, 2009, Kookmin Bank acquired 132,600 common shares of Khmer Union Bank for ~~W~~9,969 million. As a result, Kookmin Bank owns 51% of the voting rights of Khmer Union Bank in Cambodia.

KB FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Share transfer of KB life Insurance Co., Ltd.

On June 22, 2009, KB life Insurance Co., Ltd. whose shares of 51.0% were held by Kookmin Bank was transferred to KB financial Group Inc. This share transfer was accounted for as a transaction between entities under common control.

4.	Restricted Cash

The following table presents restricted cash as of December 31:

	2008	2009
	(In millions of Korean won)

Reserve deposits with the Bank of Korea	4,646,765	5,734,677
Other	147,183	315,564

Total restricted cash	4,793,948	6,050,241

Reserve deposits with the Bank of Korea (“BOK”) represent amounts required under the Republic of Korea’s General Banking Act for payment of deposits.

5.	Call Loans and Securities Purchased under Resale Agreements

Call loans and securities purchased under agreements to resell, at their respective carrying values, consisted of the following as of December 31:

	2008	2009
	(In millions of Korean won)

Call loans(1)	177,474	446,142
Securities purchased under resale or similar arrangements(2)	1,230,000	1,590,000

Total	1,407,474	2,036,142

(1)	Call loans are short-term lending among banks and financial institutions, with maturities of 90 days or less for call loans in won currency and 30 days or less for call loans in foreign currencies. Typically, call loans have maturities of one day.

(2)	The Company enters into short-term purchases of securities under agreements to resell substantially identical securities and classified these agreements as secured lending transactions.

KB FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

6.	Trading Assets and Liabilities

The trading assets and liabilities, at fair value, consisted of the following as of December 31:

	2008	2009
	(In millions of Korean won)

Trading assets:
Debt securities:
Korean treasury and government agencies	1,780,008	1,358,812
Financial institutions	2,692,662	2,699,415
Corporate	98,730	31,216
Asset-backed securities	462,464	116,450
Equity securities	217,209	254,349

Total debt and equity securities	5,251,073	4,460,242

Foreign exchange spot contracts	2,908	2,878
Derivative instruments:
Foreign exchange derivatives	6,579,374	2,592,510
Interest rate derivatives	1,152,562	573,309
Equity derivatives	84,054	86,267
Credit derivatives	—	2,118
Commodity derivatives	18,222	2,410
Other	6,964	1,821

Total derivative instruments and foreign exchange spot contracts	7,844,084	3,261,313

Total trading assets	13,095,157	7,721,555

Trading liabilities:
Foreign exchange spot contracts	3,273	2,812
Derivative instruments:
Foreign exchange derivatives	5,785,437	1,751,492
Interest rate derivatives	1,401,510	814,637
Equity derivatives	638,107	321,803
Credit derivatives	9,489	—
Commodity derivatives	17,201	2,386
Other	9,389	5,306
Securities sold short, not yet purchased	326,675	1,347,668

Total trading liabilities	8,191,081	4,246,104

KB FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

7.	Net Trading Revenue

The following table presents net trading revenue for the years ended December 31:

	2007	2008	2009
	(In millions of Korean won)

Debt securities	(86,438)	134,163	(12,538)
Equity securities	63,204	(65,663)	(3,768)
Foreign exchange spot contracts	198,329	(143,961)	98,101
Derivative instruments	(134,363)	179,602	82,817

Total net trading revenue	40,732	104,141	164,612

For the years ended December 31, 2007, 2008 and 2009, net unrealized holding losses on trading securities of ~~W~~47,890 million, net unrealized holding gains on trading securities of ~~W~~74,578 million, and net unrealized holding losses on trading securities of ~~W~~37,405 million, respectively, were included in net trading revenue.

8.	Investments

Investments consisted of the following as of December 31, 2008 and 2009:

	2008	2009
	(In millions of Korean won)

Available-for-sale securities	14,806,075	18,710,792
Held-to-maturity securities	12,599,832	12,609,767
Venture capital securities(1)	87,902	79,228
Other securities(2)	1,715,651	1,845,604

Total investments	29,209,460	33,245,391

(1)	Securities held by KB Investment Co., Ltd., a subsidiary engaged in venture capital activities.

(2)	Other securities comprised of equity securities without readily determinable fair values or with sales restrictions exceeding one year, and investments accounted for under the equity method.

KB FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

As of December 31, 2008, the amortized cost and fair value of the Company’s available-for-sale securities and held-to-maturity securities and the related gross unrealized gains and losses were as follows:

		Gross	Gross
	Amortized	Unrealized	Unrealized
	Cost	Gains	Losses	Fair Value
	(In millions of Korean won)

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

KB FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

As of December 31, 2009, the amortized cost and fair value of the Company’s available-for-sale securities and held-to-maturity securities and the related gross unrealized gains and losses were as follows:

		Gross	Gross
	Amortized	Unrealized	Unrealized
	Cost	Gains	Losses	Fair Value
	(In millions of Korean won)

Available-for-sale securities:
Debt securities:
Korean treasury and government agencies	7,854,735	67,843	(30,976)	7,891,602
Corporate	1,182,982	104,782	(6,247)	1,281,517
Financial institutions	6,335,659	84,398	(15,294)	6,404,763
Asset-backed securities	1,998,573	1,082	(1,372)	1,998,283

Sub-total	17,371,949	258,105	(53,889)	17,576,165
Marketable equity securities	923,989	257,135	(46,497)	1,134,627

Total available-for-sale securities	18,295,938	515,240	(100,386)	18,710,792

Held-to-maturity securities:
Debt securities:
Korean treasury and government agencies	8,991,806	106,419	(34,254)	9,063,971
Corporate	379,607	3,783	(1,448)	381,942
Financial institutions	2,994,994	47,537	(2,828)	3,039,703
Asset-backed securities	243,360	3,302	—	246,662

Total held-to-maturity securities	12,609,767	161,041	(38,530)	12,732,278

The Bank of Korea and the Korea Development Bank (“KDB”) are both financial institutions owned and controlled by the Korean government. The fair value of available-for-sale debt securities from financial institutions included ~~W~~2,289,433 million and ~~W~~2,993,060 million as of December 31, 2008 and 2009, respectively, which were issued by BOK and KDB. The amortized cost of held-to-maturity debt securities from financial institutions included ~~W~~736,020 million and ~~W~~772,661 million as of December 31, 2008 and 2009, respectively, which were issued by BOK and KDB.

Since 2007, there has been a decline in the fair value of the Company’s asset-backed securities portfolio, specifically asset-backed Collateralized Debt Obligations (“CDOs”) as a result of deteriorating conditions in the U.S. subprime credit market. The Company’s total exposures to asset-backed CDOs at December 31, 2008 and 2009 were ~~W~~43,493 million and ~~W~~12,133 million, respectively. Due to the deterioration of U.S. credit markets, the fair value of the securities declined. Accordingly, the Company recorded ~~W~~25,513 million and ~~W~~10,138 million of impairment on asset-backed CDOs in 2008 and 2009, respectively, as the Company considered the losses to be other-than-temporary. The Company expects conditions in credit markets in the U.S. to remain uncertain for the foreseeable future. Therefore, continued deterioration in the U.S. credit markets could adversely affect the fair value of the asset-backed securities held by the Company.

As of January 1, 2009, the Company adopted FSP No. FAS 115-2 and FAS 124-2 (ASC 320-10-35, Investment-Debt and Equity Securities: Recognition of an Other-Than-Temporary Impairment).

This guidance amends the impairment model for debt securities; the impairment model for equity securities was not affected. Under the new guidance for debt securities, other-than-temporary impairment is recognized in earnings for debt securities which the Company has an intent to sell or which the Company believes it is more-likely-than-not that it will be required to sell prior to recovery of the amortized cost basis. For those securities which the Company does not intend to sell or expect to be required to sell, credit-related impairment is recognized in

KB FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

earnings, with the non-credit-related impairment recorded in AOCI. As a result of the adoption of ASC 320-10-35, the Company’s retained earnings of ~~W~~32,216 million on a pretax basis (~~W~~24,712 million on a after-tax basis) was increased as of January 1, 2009.

The following table presents the total impairment losses on debt securities recognized earnings for the year ended December 31, 2009 (In millions of Korean won):

	Available-for-Sale	Held-to-Maturity
	Securities:	Securities:	Total

Total other-than-temporary impairment losses(unrealized and realized) that the Company does not intend to sell nor will likely be required to sell	6,256	8,208	14,464
Less : Unrealized other-than-temporary impairment losses recognized in OCI	—	—	—

Net impairment losses recognized in earnings that the Company does not intend to sell nor will likely be required to sell	6,256	8,208	14,464
OTTI losses recognized in earnings for securities that the Company intends to sell or more-likely-than-not will be required to sell before recovery	—	—	—
Total impairment losses recognized in earnings	6,256	8,208	14,464

The following table presents a rollforward of the credit loss component of OTTI losses that were recognized in income for the year ended December 31, 2009 (In millions of Korean won):

2009

Balance, beginning of period	—
Credit loss component on previously impaired securities(1)	75,734
Credit impairment recognized in earnings on securities	14,464
Reductions due to sales of credit impaired securities sold or maturities	(18,757)

Balance, end of period	71,441

(1)	As of January 1, 2009, the Company had securities ~~W~~107,950 million of other-than-temporary impairment previously recognized in earnings of which ~~W~~75,734 million represented the credit component and ~~W~~32,216 million represented the noncredit component which was reclassified to OCI through a cumulative effect transition adjustment.

For the years ended December 31, 2007, 2008 and 2009, the total impairment losses recognized on available-for-sale securities were ~~W~~50,467 million, ~~W~~224,925 million and ~~W~~6,667 million, respectively, where decreases in fair value were deemed to be other-than-temporary. With respect to the held-to-maturity securities, the Company recognized ~~W~~8,067 million, ~~W~~17,218 million and ~~W~~8,208 million of impairment losses for the years ended December 31, 2007, 2008 and 2009, respectively. For the years ended December 31, 2007, 2008 and 2009, the Company also recognized ~~W~~7,367 million, ~~W~~205,681 million and ~~W~~247 million of impairment charges for other securities as the Company considered the decrease in fair value to be other-than-temporary.

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
	(In millions of Korean won)

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

KB FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The following table summarizes the gross unrealized losses and fair value of investment securities aggregated by investment category and the length of time that individual securities have been in a continuous unrealized loss position as of December 31, 2009:

	December 31, 2009
	Less Than 12 Months		12 Months or Longer		Total
		Gross		Gross		Gross
	Fair	Unrealized	Fair	Unrealized	Fair	Unrealized
	Value	Losses	Value	Losses	Value	Losses
	(In millions of Korean won)

Available-for-sale securities
Debt securities:
Korean treasury and government agencies	3,950,885	(29,367)	66,864	(1,609)	4,017,749	(30,976)
Corporate	306,986	(1,953)	99,433	(4,294)	406,419	(6,247)
Financial institutions	3,701,037	(6,147)	141,471	(9,147)	3,842,508	(15,294)
Asset-backed securities	1,876,366	(1,372)	—	—	1,876,366	(1,372)
Marketable equity securities	227,642	(46,497)	30	—	227,672	(46,497)

Total available-for-sale securities	10,062,916	(85,336)	307,798	(15,050)	10,370,714	(100,386)

Held-to-maturity securities
Debt securities:
Korean treasury and government agencies	1,541,618	(23,354)	721,816	(10,900)	2,263,434	(34,254)
Corporate	129,196	(1,187)	29,714	(261)	158,910	(1,448)
Financial institutions	112,664	(380)	177,605	(2,448)	290,269	(2,828)
Asset-backed securities	2,000	—	—	—	2,000	—

Total held-to-maturity securities	1,785,478	(24,921)	929,135	(13,609)	2,714,613	(38,530)

Total temporarily impaired securities	11,848,394	(110,257)	1,236,933	(28,659)	13,085,327	(138,916)

As of December 31, 2008 and 2009, the cost of debt and equity securities exceeded their fair value by ~~W~~57,676 million and ~~W~~138,916 million, respectively. The unrealized losses on these securities are not considered to be other-than-temporary because the unrealized losses resulted mainly from changes in the current market conditions and do not affect the expected cash flows of the underlying collateral or issuer. The Company has the ability and intent to hold these securities for a period of time sufficient to recover from the unrealized losses. Accordingly, the Company’s management has determined that the decline in fair value of the above investment securities is considered temporary in nature.

For the years ended December 31, 2007, 2008 and 2009, the Company recognized net gains on venture capital securities and other securities of ~~W~~275,797 million, ~~W~~281,648 million, and ~~W~~95,316 million, respectively.

For the years ended December 31, 2007, 2008 and 2009, proceeds from sales and maturities of available-for-sale securities amounted to ~~W~~14,597,573 million, ~~W~~21,716,908 million, and ~~W~~33,065,165 million, respectively. Gross realized gains on available-for-sale securities amounted to ~~W~~752,858 million, ~~W~~97,930 million, and ~~W~~191,945 million, and gross realized losses on available-for-sale securities amounted to ~~W~~20,996 million, ~~W~~38,370 million, and ~~W~~14,645 million for the years ended December 31, 2007, 2008, and 2009, respectively.

KB FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The expected maturity distribution of the amortized cost and estimated fair value of the Company’s available-for-sale and held-to-maturity debt securities at December 31, 2009 by contractual maturity are shown in the table below. The actual maturities may differ from the expected maturities or contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

	Available-for-Sale Debt Securities		Held-to-Maturity Debt Securities
	Amortized	Fair	Amortized	Fair
	Cost	Value	Cost	Value
	(In millions of Korean won)

Due in one year or less	6,905,892	7,040,671	3,109,312	3,145,045
Due after one year through five years	8,336,922	8,402,900	7,008,118	7,074,966
Due after five years through ten years	344,050	348,139	2,452,563	2,472,591
Due after ten years	1,765,235	1,764,232	39,774	39,676
Securities not due at a single maturity date	19,850	20,223	—	—

Total	17,371,949	17,576,165	12,609,767	12,732,278

The fair value of beneficiary certificates included in the other securities determined using the net asset value (“NAV”) per share of the Company’s ownership interest in the funds.

				Redemption
	Fair	Unfunded	Redemption	Notice
	Value	Commitments	Frequency	Period
	(In millions of Korean won)

Private equity fund	34,448	24,000	—	—

There is no standard redemption frequency nor is a prior notice period required.

9.	Variable Interest Entities

In the normal course of its business, the Company is a party to various entities which may be deemed to be variable interest entities such as asset-backed securitizations of loans, various investment funds, guaranteed trusts and SPEs created for structured financing. The Company also, in the ordinary course of its business, has involvement with certain VIEs through various types of interests, including investments in subordinated debt, the right to receive fees for acting as an asset manager or a business trustee, and the right to receive fees for providing liquidity facilities.

On December 31, 2008, the Company adopted FSP No.FAS 140-4 and FIN 46(R)-8 (ASC 810) which require additional disclosures about its involvement with consolidated and unconsolidated VIEs and expanded the population of VIEs to be disclosed. The FSP does not require retrospective application of the new disclosure.

The Company consolidates VIEs in which the Company holds variable interests that absorb a majority of the risks and/or receive a majority of the benefits and therefore are deemed to be the primary beneficiary. The Company takes into account all of its involvement with a VIE in identifying variable interests (explicit or implicit) that individually or in the aggregate could be significant enough to warrant its designation as the primary beneficiary and hence require it to consolidate the VIE or otherwise require it to make appropriate disclosures under ASC 810.

The Company generally classifies its involvement in VIEs as follows:

•	Asset-backed securitization of loans

•	VIEs created for structured financing

•	Liquidity provided to VIEs

KB FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

•	Investment trusts

•	Others

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

Asset-backed securitization of loans

The Company utilizes SPEs to securitize loans. The Company transfers loans to the SPEs which in turn issue asset backed securities collateralized by the transferred loans. In these securitizations, various classes of debt securities are issued to the Company or third parties, and the SPEs have mainly issued subordinated notes to the Company, an assets transferor. The subordinated notes are designed to absorb the expected variability associated with the credit risk in the SPE’s assets. These SPEs are deemed to be VIEs and are generally consolidated as the Company is the primary beneficiary when the Company holds the majority of the subordinated notes issued by the VIEs. As a result, the assets of consolidated VIEs serve as collateral for the obligations of the VIEs. The third party holders of asset backed securities issued by consolidated VIEs have recourse only to the asset of the VIEs and do not have recourse to the Company. The Company does not consolidate the VIEs when its expected loss analysis indicates that third parties that hold the subordinated notes absorb the majority of the variability of the SPE’s assets.

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

Liquidity provided to VIEs

The Company provides liquidity facilities to VIEs which are structured by third parties other than the Company. Liquidity facilities to VIEs represent irrevocable commitments to provide contingent liquidity credit lines to VIEs. The Company had commitments to provide liquidity to consolidated VIEs up to ~~W~~40,000 million as of December 31, 2009.

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

KB FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

In accordance with ASC 810, the Company has consolidated all VIEs for which the Company was determined to be the primary beneficiary. The following table represents the carrying amount of assets and liabilities held by VIEs as of December 31, 2009, which have been consolidated by the Company.

	Asset-Backed	Liquidity
	Securitization of	Provided to	Investment
	Loans	VIEs	Trusts	Others	Total
	(In millions of Korean won)

Assets held by VIEs
Investments	23,252	—	27,601	216,760	267,613
Loans	904,605	88,266	436	14,906	1,008,213
Other assets	165,866	155	1,131	186	167,338

Total	1,093,723	88,421	29,168	231,852	1,443,164

Liabilities held by VIEs
Long-term debt	—	521	—	47,174	47,695
Secured borrowings	878,481	69,898	—	—	948,379
Other liabilities	4,350	2,543	1,248	9,525	17,666

Total	882,831	72,962	1,248	56,699	1,013,740

The following table represents the carrying amount of assets held by VIEs as of December 31, 2008, which have been consolidated by the Company:

	Asset-Backed	Liquidity
	Securitization of	Provided to	Investment
	Loans	VIEs	Trusts	Others	Total
	(In millions of Korean won)

Assets held by VIEs
Investments	62,965	—	49,145	97,380	209,490
Loans	886,930	99,569	645	—	987,144
Other assets	131,897	2,151	19,906	—	153,954

Total	1,081,792	101,720	69,696	97,380	1,350,588

Liabilities held by VIEs
Other borrowed fund	—	1,078	—	—	1,078
Secured borrowings	820,633	100,000	—	—	920,633
Other liabilities	4,770	1,858	1,608	—	8,236

Total	825,403	102,936	1,608	—	929,947

In addition to the VIEs that are consolidated in accordance with ASC 810, the Company has significant variable interests in certain other VIEs that are not consolidated because the Company is not the primary beneficiary. These VIEs are structured by other third parties and the Company does not absorb the majority of the entities’ losses nor does it receive a majority of the entities’ expected residual returns. These VIEs facilitate client transactions, and the Company provides the VIEs with administration services. The transactions with the VIEs are conducted at arm’s length, and individual credit decisions are based on the analysis of the specific VIEs, taking into consideration the quality of the underlying assets. The Company records and reports these transactions with the VIEs similar to any other third party transactions. All liquidity facilities provided to these VIEs are included in the Company’s credit-related commitments described in more detail in Note 31.

KB FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The following disclosures regarding the Company’s significant continuing involvement with unconsolidated VIEs exclude entities where the Company’s only involvement is in the form of certain derivatives, such as interest rate swaps or cross currency swaps that have customary terms, administrative or trustee services and investments accounted for under the cost method. The total assets, liabilities and maximum exposure to loss as a result of the involvement in significant VIEs, which have not been consolidated at December 31, 2009, are as follows:

				Total		Total	Total
			Other	Assets	Other	Liabilities	Assets of	Maximum
	Investments	Loans	Assets	Involvement	Liabilities	Involvement	VIE	Exposure(1)
	(In millions of Korean won)

Asset-backed securitization of loans	—	—	—	—	117,368	117,368	501,713	—
VIEs created for structured financing	24,227	4,239,641	1,095	4,264,963	398,801	398,801	24,144,455	6,272,058
Liquidity provided to VIEs	9,387	54,767	23	64,177	3,002	3,002	2,761,518	1,667,999
Investment trusts	861,217	—	—	861,217	280,667	280,667	10,210,958	4,643,434
Others	70,168	36,344	—	106,512	—	—	5,473,333	109,212

Total	964,999	4,330,752	1,118	5,296,869	799,838	799,838	43,091,977	12,692,703

(1)	Represents the carrying amount of equity interests and debt interests held by the Company or guarantees provided by the Company as of December 31, 2009.

The following table presents, by type of VIE, the total assets , liabilities and maximum exposure to loss as a result of the involvement in significant VIEs, which have not been consolidated at December 31, 2008:

				Total		Total	Total
			Other	Assets	Other	Liabilities	Assets of	Maximum
	Investments	Loans	Assets	Involvement	Liabilities	Involvement	VIE	Exposure(1)
	(In millions of Korean won)

Asset-backed securitization of loans	1,356	—	—	1,356	161,083	161,083	1,149,324	1,356
VIEs created for structured financing	100	4,658,650	—	4,658,750	239,818	239,818	21,385,774	7,178,131
Liquidity provided to VIEs	473,224	629,749	—	1,102,973	5,093	5,093	3,073,968	2,257,159
Investment trusts	725,246	—	—	725,246	424,909	424,909	9,693,900	5,098,696
Others	27,769	12,414	—	40,183	—	—	4,449,793	150,702

Total	1,227,695	5,300,813	—	6,528,508	830,903	830,903	39,752,759	14,686,044

(1)	Represents the carrying amount of equity interests and debt interests held by the Company or guarantees provided by the Company as of December 31, 2008.

The Company’s maximum exposure to loss is based on the unlikely event that all of the assets in the VIEs become worthless and incorporates not only potential losses associated with assets recorded on the Company’s balance sheet but also potential losses associated with off-balance sheet commitments such as unfunded liquidity commitments and other contractual arrangements.

KB FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

10.	Loans

The composition of the loan portfolio as of December 31, 2008 and 2009 was as follows:

	2008	2009
	(In millions of Korean won)

Domestic
Commercial:
Commercial and industrial(1)	75,140,264	74,611,001
Construction	10,052,096	8,096,574
Other commercial(2)	2,950,577	2,178,037
Consumer:
Mortgage and home equity	69,923,921	70,678,319
Credit cards	11,522,553	11,368,321
Other consumer(3)	27,592,649	26,949,582
Foreign	2,454,534	2,343,550

Gross loans(4)(5)	199,636,594	196,225,384
Deferred origination costs, net	473,446	569,988
Less: Allowance for loan losses	(3,043,535)	(3,341,046)

Total loans, net(6)	197,066,505	193,454,326

(1)	Commercial and industrial loans include ~~W~~18,949 million and ~~W~~29,359 million of loans to the Korean government and government related agencies as of December 31, 2008 and 2009, respectively.

(2)	Other commercial loans include bills bought in foreign currency and overdrafts.

(3)	Other consumer loans include personal overdrafts and loans with principal due at maturity.

(4)	Total loans on non-accrual status amounted to ~~W~~5,654,949 million and ~~W~~4,367,137 million as of December 31, 2008 and 2009, respectively.

(5)	The total investment in loans past due one day or more still accruing interest amounted to ~~W~~538,709 million and ~~W~~249,261 million as of December 31, 2008 and 2009, respectively.

(6)	Total pledged loans amounted to ~~W~~835,727 million and ~~W~~4,956,728 million as of December 31, 2008 and 2009, respectively (See Note 31).

For the years ended December 31, 2007, 2008 and 2009, the Company received equity securities having a fair market value of ~~W~~1,687 million, ~~W~~40 million, and ~~W~~10,716 million, respectively, through the restructuring of 16, 13, and 51 loans, respectively, having an aggregate book value of 15,670 million, ~~W~~4,777 million, and ~~W~~26,660 million, respectively. The Company recognized aggregate charge-offs of ~~W~~13,983 million, ~~W~~4,737 million, and ~~W~~15,944 million, in 2007, 2008 and 2009, respectively, related to these transactions.

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

KB FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The Company sold mortgage loans with an aggregate principal balance of ~~W~~710,784 million and ~~W~~471,960 million to KHFC and recognized ~~W~~19,752 million and ~~W~~16,465 million of servicing fee income for the years ended December 31, 2008 and 2009, respectively. In relation to these transactions, the Company recorded loans held for sale as of December 31, 2008 and 2009 amounting to ~~W~~212,057 million and ~~W~~201,275 million, respectively, which are included in “Other assets” (See Note 12).

The table below sets forth information on the Company’s impaired loans as of December 31, 2007, 2008, and 2009. Impaired loans are those on which the Company believes it is probable that it will not be able to collect all amounts due according to the contractual terms of the loan.

	2007	2008	2009
	(In millions of Korean won)

Impaired loans with an allowance	1,712,769	2,998,726	2,781,599
Impaired loans without an allowance	87,658	374,255	294,339

Total impaired loans	1,800,427	3,372,981	3,075,938

Allowance for impaired loans	953,825	1,522,668	1,459,873
Average balance of impaired loans during the year	2,305,596	3,216,079	4,226,596
Interest income recognized on impaired loans during the year(1)(2)	139,297	215,991	208,748

(1)	Had the impaired loans performed in accordance with their original terms, additional interest income of ~~W~~83,504 million, ~~W~~45,192 million, and ~~W~~123,566 million would have been recorded in 2007, 2008 and 2009, respectively.

(2)	Of these amounts, ~~W~~16,731 million, ~~W~~20,703 million, and ~~W~~18,285 million as of December 31, 2007, 2008, and 2009, respectively, relate to troubled debt restructurings.

The net carrying amount of foreclosed assets was nil as of December 31, 2008 and 2009.

As discussed in Note 1, adverse economic conditions in the Korean economy may continue to have a negative effect on debtors of the Company. The Company owns investment securities of, and has loans outstanding to, a number of Korean companies that have experienced financial difficulties. The ultimate collectability of these amounts is subject to a number of factors, including the successful performance of the debtors under various restructuring plans in place or in process of negotiation and their ability to perform on loan and debt obligations given the status of the Korean economy and the potential continuation of adverse trends or other unfavorable developments. Consequently, it is reasonably possible that adjustments could be made to the reserve for impaired loans and to the carrying amount of investments in the near term in amounts that may be material to the Company’s consolidated financial statements.

KB FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The table below summarizes the changes in the allowance for credit losses for the years ended December 31:

	2007			2008
		Off-Balance			Off-Balance
		Sheet Credit			Sheet Credit
	Loans	Instruments(1)	Total	Loans	Instruments(1)	Total
	(In millions of Korean won)

Allowance at January 1,	2,468,378	333,678	2,802,056	1,864,029	243,385	2,107,414
Provision for (reversal of provision for) credit losses	108,764	(90,390)	18,374	2,141,631	171,823	2,313,454
Charge-offs	(1,346,570)	—	(1,346,570)	(1,564,778)	—	(1,564,778)
Recoveries	632,694	—	632,694	598,399	—	598,399
Other	763	97	860	4,254	6,173	10,427

Allowance at December 31,	1,864,029	243,385	2,107,414	3,043,535	421,381	3,464,916

	2009
		Off-Balance
		Sheet Credit
	Loans	Instruments(1)	Total
	(In millions of Korean won)

Allowance at January 1,	3,043,535	421,381	3,464,916
Provision for (reversal of provision for) credit losses	2,216,169	(12,176)	2,203,993
Charge-offs	(2,383,566)	—	(2,383,566)
Recoveries	457,893	—	457,893
Other	7,015	(6,003)	1,012

Allowance at December 31,	3,341,046	403,202	3,744,248

(1)	The allowance for off-balance sheet credit instruments is included in “Other liabilities”.

11.	Premises and Equipment

Premises and equipment, net as of December 31, 2008 and 2009 consisted of the following:

	2008	2009
	(In millions of Korean won)

Land	539,018	531,196
Buildings	1,033,128	1,041,861
Equipment and furniture	1,710,873	1,724,314
Leasehold improvements	357,338	395,437
Leased property under capital leases	15,110	33,045
Construction in progress	—	350

Total	3,655,467	3,726,203
Less: Accumulated depreciation	(1,880,567)	(2,109,052)

Premises and equipment, net	1,774,900	1,617,151

The Company incurred depreciation expense on its buildings, equipment and furniture, leasehold improvements and leased property under capital leases of ~~W~~341,039 million, ~~W~~327,441 million, and ~~W~~337,956 million, for the years ended December 31, 2007, 2008 and 2009, respectively, which is included in “Depreciation and amortization” in the consolidated statements of income.

KB FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

12.	Other Assets

Other assets as of December 31, 2008 and 2009 consisted of the following:

	2008	2009
	(In millions of Korean won)

Accounts receivable	564,208	264,373
Payments in advance	96,979	118,163
Deferred tax assets, net	—	30,232
Prepaid expenses	113,732	196,209
Prepaid income tax	540	622
Loans held for sale(1)	293,384	201,275
Fair value hedge derivatives	73,314	48,070
Income tax receivable	849,715	575,057
Others	278,638	33,662

Total	2,270,510	1,467,663

(1)	Included ~~W~~81,327 million of student loans and ~~W~~212,057 of mortgage loans as of December 31, 2008 and ~~W~~201,275 of mortgage loans as of December 31, 2009, which will be sold to KHFC.

13.	Goodwill and Other Intangible Assets

The following table presents goodwill as of December 31, 2008 and 2009 allocated to each of the Company’s business segments, as defined in Note 35:

	2008	2009
	(In millions of
	Korean won)

Corporate Banking	145,985	145,985
Credit Card Operations	248,472	248,472
Others	183,995	184,993

Total	578,452	579,450

As of December 31, 2008 and 2009, the outstanding balances of goodwill, which resulted from the respective mergers with Korea Long Term Credit Bank and Kookmin Credit Card, were ~~W~~162,205 million and ~~W~~232,252 million, respectively. The amount related to Korea Long Term Credit Bank was allocated to Corporate Banking and Credit Card Operations, and the amount related to Kookmin Credit Card was allocated to Credit Card operations. In addition, the Company recognized ~~W~~117,238 million with respect to the acquisition of KB Investment and Securities Co., Ltd. (formerly Hannuri Investment & Securities Co., Ltd.), and ~~W~~66,757 million for the acquisition of the noncontrolling interests owned by KB Asset Management Co., Ltd. and allocated the combined amount to others. On May 4, 2009, Kookmin Bank acquired 132,600 common shares of Khmer Union Bank for ~~W~~9,969 million. As a result, the Company recognized goodwill of ~~W~~998 million for the acquisition of 51% of voting rights of Khmer Bank in 2009.

KB FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

There were no indefinite-lived intangible assets for any of the periods presented. Other intangible assets, which are subject to amortization, primarily include core deposit and credit card relationship intangibles, as well as capitalized software costs. The gross carrying amount and accumulated amortization related to other intangible assets as of December 31, 2008 and 2009 are presented below.

	December 31, 2008			December 31, 2009
	Gross			Gross
	Carrying	Accumulated	Net Carrying	Carrying	Accumulated	Net Carrying
	Amount	Amortization	Amount	Amount	Amortization	Amount
	(In millions of Korean won)

Core deposit intangible	397,836	(379,618)	18,218	397,836	(397,836)	—
Credit card relationship intangible(1)	131,876	(131,876)	—	131,876	(131,876)	—
Credit card relationship intangible(2)	75,000	(54,900)	20,100	75,000	(60,525)	14,475
Capitalized software costs	276,248	(118,014)	158,234	353,020	(198,868)	154,152
Leased property under capital leases	8,281	(173)	8,108	13,656	(2,465)	11,191
Others	29,248	(25,422)	3,826	40,090	(29,193)	10,897

Total	918,489	(710,003)	208,486	1,011,478	(820,763)	190,715

(1)	Recognized with respect to the merger of H&CB

(2)	Recognized with respect to the merger of KCC

The aggregate amortization expenses of other intangible assets in 2007, 2008, and 2009 were ~~W~~77,843 million, ~~W~~79,746 million, and ~~W~~93,051 million respectively, and are included in “Depreciation and amortization” in the consolidated statements of income. The amortization expenses related to other intangible assets over their remaining useful lives are expected to be ~~W~~70,793 million, ~~W~~66,335 million, ~~W~~40,827 million, ~~W~~12,650 million, and ~~W~~87 million for 2010, 2011, 2012, 2013, and 2014, respectively.

14.	Deposits

Deposits as of December 31, 2008 and 2009 were as follows:

			Weighted
			Average Rate
	2008	2009	Paid for 2009
	(In millions of Korean won)

Interest-bearing deposits:
Time deposits	81,533,413	90,416,765	4.45%
Savings deposits	43,819,923	48,007,195	0.49%
Certificate of deposits	24,974,835	23,081,256	4.50%
Mutual installment deposits	4,198,869	3,690,582	2.99%
Interest-bearing demand deposits	736,166	883,123	1.18%

Total interest-bearing deposits	155,263,206	166,078,921	3.30%
Non-interest-bearing deposits:
Demand deposits	3,438,269	3,104,147

Total deposits	158,701,475	169,183,068	3.24%

KB FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

In accordance with the Bank of Korea Act, banks are required to maintain reserves of 0% to 7% of customer deposits with the Bank of Korea, which is recorded as restricted cash in the consolidated balance sheet (See Note 4).

The scheduled contractual maturities of time deposits, certificates of deposit and mutual installment deposits as of December 31, 2009 were as follows:

(In millions of Korean won)

2010	109,309,129
2011	3,384,330
2012	1,175,821
2013	2,047,571
2014	369,919
Thereafter	901,833

Total	117,188,603

The Korea Deposit Insurance Corporation (“KDIC”) provides deposit insurance up to a total of ~~W~~50 million per depositor in each bank pursuant to the Depositor Protection Act for deposits maturing after January 1, 2001, regardless of the placement date of the deposit. For the insurance covered by KDIC, the Company recorded a premium of 0.18% of the average deposits which amounted to ~~W~~213,155 million, ~~W~~207,264 million and ~~W~~219,915 million in 2007, 2008 and 2009, respectively.

15.	Other Borrowed Funds

A summary of other borrowed funds as of December 31, 2008 and 2009 is presented below.

	2008		2009
		Weighted		Weighted
		Average		Average
	Outstanding	Interest	Outstanding	Interest
	Balance	Rate	Balance	Rate
	(In millions of Korean won)

Kookmin Bank
Borrowings from the Bank of Korea	796,205	2.98%	1,343,725	1.25%
Borrowings in foreign currencies	3,873,399	3.77%	2,771,349	2.85%
Borrowings from trust accounts managed by the Bank	2,775,135	4.29%	1,658,160	1.76%
Debentures in Won	2,506,163	5.64%	2,117,331	4.67%
Other borrowings	191,436	5.09%	64,839	3.80%

Subtotal	10,142,338	4.34%	7,955,404	2.84%

Subsidiaries
Borrowings from other financial Institutions	384,480	6.78%	162,654	5.74%
Borrowings in foreign currencies	—	0.00%	58,228	2.29%
Debentures in Won	98	1.00%	—	—

Subtotal	384,578	6.78%	220,882	4.83%

Total	10,526,916	4.53%	8,176,286	2.82%

Other borrowed funds are defined as borrowed funds with original maturities of less than one year.

KB FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

16.	Secured Borrowings

The Company transferred certain loans and investment securities to SPEs, which in turn issued beneficial interests collateralized by such loans. These transactions did not meet the conditions for a sale under SFAS No. 140 (ASC 860) and have been accounted for as secured borrowings. As a result, the loans and securities collateralizing these borrowings are included in “Loans” and “Available-for-sale securities” or “Held-to-maturity securities,” and the beneficial interests issued by the SPEs, which paid interest at rates of 1.76% to 8.50% per annum as of December 31, 2009, are included in “Secured borrowings.”

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

The components of the secured borrowings and related collateral as of December 31, 2008 were as follows:

	2008
		Secured	Collateral
	Maturity	Borrowings	Loans	Securities
	(In millions of Korean won)

KB 10th ABS Specialty Co., Ltd. 7.05%-7.76% senior collateralized bond obligation	2009~2010	80,000	21,256	—
KB 11th ABS Specialty Co., Ltd. 5.99%-7.35% senior collateralized bond obligation	2009~2010	77,000	51,131	—
KB 1st Mortgage Loan Specialty Co., Ltd. 4.03% senior collateralized bond obligation	2039	663,807	664,191	—
Chungla Vivaldi Co., Ltd. 7.81% commercial papers	2009	100,000	99,149	—
Other 3.08%-7.40% securities sold under repurchase agreement	2009~2010	4,959,020	—	5,963,590

Gross secured borrowings		5,879,827	835,727	5,963,590
Discount		(174)	—	—

Total		5,879,653	835,727	5,963,590

KB FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The components of the secured borrowings and related collateral as of December 31, 2009 were as follows:

	2009
		Secured	Collateral
	Maturity	Borrowings	Loans	Securities
	(In millions of Korean won)

KB 1st Mortgage Loan Specialty Co., Ltd. 1.76% senior collateralized bond obligation	2039	540,520	591,976	—
KB 12th ABS Specialty Co., Ltd. 7.00%-8.50% senior collateralized bond obligation	2010~2011	70,000	22,330	—
KB 13th ABS Specialty Co., Ltd. 3.82%-6.41% senior collateralized bond obligation	2010~2011	165,000	120,586	—
New Star 1st ABS Specialty Co., Ltd. 4.65%-5.05% commercial papers	2010	100,000	—	99,285
Eubora ABS Specialty Co., Ltd. 4.05%-4.45% senior collateralized bond obligation	2010	70,000	69,662	—
KAMCO Value Recreation 3rd ABS Specialty Co., Ltd. 6.27% senior collateralized bond obligation	2012	3,258	3,346	—
Other 7.25% senior collateralized bond obligation	2014	1,141,845	4,148,828	—
Other 1.29%-7.40% securities sold under repurchase agreement	2010	2,605,262	—	4,325,842

Gross secured borrowings		4,695,885	4,956,728	4,425,127
Discount		(26,157)	—	—

Total		4,669,728	4,956,728	4,425,127

Secured borrowings maturity schedule

The combined aggregate amounts of all secured borrowings by contractual maturities as of December 31, 2009 were as follows:

(In millions of Korean won)

Due in 2010	2,910,262
Due in 2011	100,000
Due in 2012	3,258
Due in 2013	—
Due in 2014	1,141,845
Thereafter	540,520

Gross secured borrowings	4,695,885
Discount	(26,157)

Total	4,669,728

KB FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

17.	Long-term Debt

The following table is a summary of long-term debt (net of unamortized original issue discount) as of December 31, 2008 and 2009:

	Interest Rate	Maturity	2008	2009
	(In millions of Korean won)

Senior
Kookmin Bank
Won currency
Notes payable to Ministry of Finance and Economy	2.89%~5.00%	2010~2021	108,240	84,332
Notes payable to Korea Development Bank	2.00%~3.77%	2010~2018	35,471	47,406
Notes payable to other government funds	0.00%~4.25%	2010~2024	589,899	589,940
Notes payable to Industrial Bank of Korea	3.44%~3.97%	2010~2016	36,068	19,473
Floating rate finance debentures(1)	3.21%~12.00%	2010~2019	2,419,841	1,446,122
Finance debentures	3.10%~8.62%	2010~2027	24,764,322	21,218,836
Other notes payable	1.20%~5.40%	2010~2045	1,482,781	1,783,816

Subtotal			29,436,622	25,189,925

Foreign currency
Floating rate finance debentures(1)	0.44%~5.57%	2010~2012	3,578,764	2,462,677
Finance debentures	2.05%~6.84%	2010~2013	132,745	591,376
Floating rate notes payable(1)	0.69%~6.33%	2010~2012	1,440,322	1,420,185
Other notes payable	—	—	963,244	—

Subtotal			6,115,075	4,474,238

Subsidiaries
Finance debentures	4.98%~7.48%	2011~2012	500,000	800,000
Borrowings from other financial institutions in Won	1.00%~7.63%	2011~2027	31,181	50,461
Borrowings from Small and Medium Company Promotion Fund	4.69%	2017	2,036	17,692

Subtotal			533,217	868,153

Subordinated
Kookmin Bank
Won currency
Finance debentures	4.19%~9.65%	2010~2039	9,090,775	9,042,350

Subsidiaries
Won Currency
Other borrowings	9.00%	2011~2018	—	695

Gross long-term debt			45,175,689	39,575,361
Discount			(27,727)	(5,452)

Total long-term debt, net			45,147,962	39,569,909

(1)	Interest rates on floating rate debt are those rates in effect at December 31, 2009.

KB FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Long-term debt is predominately denominated in Won, U.S. dollars and Japanese yen with both fixed and floating interest rates. Floating rates are generally determined periodically by formulas based on certain money market rates tied to the three-month or six-month London Inter-bank Offered Rate (“LIBOR”) and the monthly Public Fund Prime Rate published by the Korean government and are reset on a monthly, quarterly and semi-annual basis. The weighted-average interest rates for long-term debt were 5.64% and 5.18% as of December 31, 2008 and 2009, respectively.

Debt maturity schedule

The combined aggregate amounts of all long-term debt by contractual maturities as of December 31, 2009 were as follows:

(In millions of Korean won)

Due in 2010	13,933,190
Due in 2011	9,038,321
Due in 2012	5,099,570
Due in 2013	1,661,125
Due in 2014	4,709,661
Thereafter	5,133,494

Gross long-term debt	39,575,361
Discount	(5,452)

Total long-term debt, net	39,569,909

Certain borrowing agreements of the Company contain covenants that limit the Company’s ability to pledge the assets to secure indebtedness, to dispose, sell or transfer assets or to enter into arrangements having a similar effect. As of December 31, 2008, the Company had failed to comply with the covenants due to financing activities undertaken in the ordinary course of the Company’s business activities.

Consequently, during the first quarter of 2009, the Company amended covenants contained in certain borrowings as of December 31, 2008 and the Company repaid the borrowings whose agreements were not amended. As of December 31, 2009, the Company is in compliance with the covenants contained in the borrowing agreements.

KB FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

18.	Other Liabilities

Other liabilities as of December 31, 2008 and 2009 were comprised of the following:

	2008	2009
	(In millions of Korean won)

Accrued severance benefits	280,201	175,987
Accrued expenses	297,410	301,134
Accounts payable	924,607	649,119
Unearned income	213,315	160,426
Tax withholdings and income tax payable	265,504	197,821
Guarantee deposits received	107,965	142,264
Deferred tax liabilities	191,269	102,285
Fair value hedge derivatives	1,850	209,929
Due to agencies	481,559	344,668
Allowance for losses on off-balance sheet credit instruments	421,381	403,202
Payments received on behalf of government and others	273,393	218,415
Others	358,551	449,510

Total	3,817,005	3,354,760

19.	Non-interest Income

The components of non-interest income for the years ended December 31, 2007, 2008 and 2009 were as follows:

	2007	2008	2009
	(In millions of Korean won)

Trust fees, net	159,175	165,459	188,980
Other fees and commission income:
Commissions received on fund management	124,656	87,642	53,876
Commissions and fees received for brokerage and agency activities	488,439	373,735	324,262
Commissions received on credit cards	976,434	1,034,409	1,090,138
Commissions received in remittance	14,168	11,945	9,832
Commissions received on cash dispenser service	83,111	80,339	76,124
Commissions received on letters of credit	45,578	54,020	54,484
Bancassurance fees received	188,186	170,247	131,887
Other	503,500	568,354	609,289

Subtotal	2,424,072	2,380,691	2,349,892

Net trading revenue	40,732	104,141	164,612
Net gain (loss) on investments:
Debt securities	(55,807)	(13,954)	140,591
Equity securities	797,324	(177,303)	32,014
Other	275,797	281,648	95,317

Subtotal	1,017,314	90,391	267,922

Other non-interest income:
Gain on sale of loans	3,485	13,329	80,211
Other	368,079	198,268	461,829

Subtotal	371,564	211,597	542,040

Total non-interest income	4,012,857	2,952,279	3,513,446

KB FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

20.	Non-interest Expenses

The components of non-interest expenses for the years ended December 31, 2007, 2008 and 2009 were as follows:

	2007	2008	2009
	(In millions of Korean won)

Salaries and employee benefits:
Salaries and other benefits	2,096,258	2,161,635	2,062,838
Provision for accrued severance benefits	183,569	173,348	154,716

Subtotal	2,279,827	2,334,983	2,217,554

Depreciation and amortization:
Depreciation on premises and equipment	341,039	327,441	337,956
Amortization of other intangible assets	77,843	79,746	93,051

Subtotal	418,882	407,187	431,007

Other administrative expenses	835,720	875,278	857,087
Credit card fees:
Commissions paid on credit cards	337,496	372,874	416,314
Commissions paid on troubled credit cards	721	906	968

Subtotal	338,217	373,780	417,282

Other fees and commissions:
Insurance fees on deposits to KDIC	213,155	207,264	219,915
Contribution to guarantee funds	268,435	335,088	334,875
Commissions on overdue loans	—	2	—
Other	246,959	284,081	315,633

Subtotal	728,549	826,435	870,423

Other non-interest expenses:
Loss on sale of loans	3,940	16,622	31,242
Loss on disposition of assets	1,697	1,094	3,284
Tax expenses other than income tax	117,042	142,270	120,593
Other	409,700	343,180	793,619

Subtotal	532,379	503,166	948,738

Total non-interest expenses	5,133,574	5,320,829	5,742,091

21.	Common Stock

Capital stock

The Company has 1,000 million authorized shares of common stock with ~~W~~5,000 par value, of which 356,351,693 shares and 386,351,693 shares were issued as of December 31, 2008 and 2009, and 308,921,422 shares(net of 47,430,271 treasury shares) and 343,028,989 shares(net of 43,322,704 treasury shares) were outstanding as of December 31, 2008 and 2009, respectively.

KB FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Treasury stock

Treasury stock transactions are recorded at cost. The changes in the treasury stock of the Company for the years ended December 31, 2007, 2008 and 2009 were as follows:

Description	Shares Increase	Shares Decrease	Net Changes

Shares at January 1, 2007			51,343

2007	77,084	102,345	(25,261)
2008	73,636,201	26,232,012	47,404,189
2009	43,412	4,150,979	(4,107,567)

Shares at December 31, 2009			43,322,704

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

In 2009, The Company purchased 43,412 shares and sold 66,012 shares through a private equity fund. Also, the Company sold 4,084,967 shares upon the stock transfer in connection with the establishment of the financial holding company as more fully described in Note 3.

22.	Retained Earnings

Korean regulations require the Company to appropriate retained earnings for certain purposes. Appropriated and unappropriated retained earnings as of December 31, 2008 and 2009 were as follows:

	2008	2009
	(In millions of Korean won)

Appropriated retained earnings:
Legal reserve	1,351,340	1,502,440
Reserve for financial structure improvement	55,600	55,600
Other statutory reserves	8,244	5,021
Unappropriated retained earnings	8,617,587	9,215,063

Total	10,032,771	10,778,124

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

KB FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

As of December 31, 2008 and 2009, total balances of accumulated restricted retained earnings were ~~W~~1,415,184 million and ~~W~~1,563,061 million, respectively.

Dividends

Dividends payable to the equity stockholders are based on the unappropriated retained earnings available for distribution, which is defined in Korean Commercial Law, as reported in the Company’s non-consolidated financial statements prepared in accordance with Korean GAAP. Hence, the unappropriated retained earnings available for dividend distribution in accordance with U.S. GAAP may, in certain years, either not be fully available or will be additionally available for distribution to the equity stockholders. Further, dividends are declared and paid in Korean won. Treasury shares are excluded from the dividend distribution. The Company has reported unappropriated retaining earnings of ~~W~~630,941 million and ~~W~~1,116,531 million in its Korean GAAP non-consolidated financial statements as of December 31, 2008 and 2009. With respect to unappropriated retained earnings available for the payment of dividends as of December 31, 2008, the stockholders of the Company approved no payment of a cash dividend to stockholders on March 27, 2009. However, with respect to unappropriated retained earnings available for the payment of dividends as of December 31, 2009, at the annual general meeting of stockholders on March 26, 2010, the stockholders of the Company approved the payment of a cash dividend of 4.60% to stockholders of record as of December 31, 2009, and cash dividend amounting to ~~W~~78,897 million was paid on March 28, 2010.

Kookmin Bank has reported unappropriated retained earnings of ~~W~~7,058,314 million and ~~W~~7,539,785 million, respectively, as of December 31, 2008 and 2009, in its Korean GAAP non-consolidated financial statements. With respect to unappropriated retained earnings available for the payment of dividends as of December 31, 2008, on March 25, 2009, the Company, whose shares are owned Kookmin Bank since September 29, 2008 approved no payment of a cash dividend on March 25, 2009. However, with respect to unappropriated retained earnings available for the payment of dividends as of December 31, 2009, on March 25, 2010, the Company approved the payment of a cash dividend of 3.84% to stockholders of record as of December 31, 2009 and cash dividend amounting to ~~W~~95,305 million was paid on March 26, 2010.

23.	Components of Accumulated Other Comprehensive Income (Loss)

Comprehensive income includes net income plus transactions and other occurrences that are the result of non-owner changes in equity. For the years ended December 31, 2007,2008, and 2009, the non-owner equity changes were composed of foreign currency translation adjustments and unrealized gains and losses on investment securities, net of taxes. Below are the components of accumulated other comprehensive income (loss) and the related tax effects for the years ended December 31, 2007, 2008 and 2009.

	Foreign	Net Unrealized	Accumulated
	Currency	Gains (Losses) on	Other
	Translation	Investment	Comprehensive
	Adjustments	Securities	Income (Loss), Net
	(In millions of Korean won)

Balance, January 1, 2007	(43,481)	467,968	424,487
Foreign currency translation adjustments, net of tax expense of ~~W~~572 million	1,509	—	1,509
Unrealized holding losses on investment securities, net of tax benefit of ~~W~~23,743 million	—	(63,890)	(63,890)
Less: Reclassification adjustment for gains included in net income, net of tax benefit of ~~W~~187,777 million	—	(495,092)	(495,092)

Current period change	1,509	(558,982)	(557,473)

KB FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	Foreign	Net Unrealized	Accumulated
	Currency	Gains (Losses) on	Other
	Translation	Investment	Comprehensive
	Adjustments	Securities	Income (Loss), Net
	(In millions of Korean won)

Balance, December 31, 2007	(41,972)	(91,014)	(132,986)

Foreign currency translation adjustments, net of tax expense of ~~W~~34,755 million	91,626	—	91,626
Unrealized holding gains on investment securities, net of tax expense of ~~W~~148,183 million	—	389,479	389,479
Less: Reclassification adjustment for losses included in net income, net of tax expense of ~~W~~15,880 million	—	41,790	41,790

Current period change	91,626	431,269	522,895

Balance, December 31, 2008	49,654	340,255	389,909

Foreign currency translation adjustments, net of tax benefit of ~~W~~31,907 million	(116,657)	—	(116,657)
Unrealized holding gains on investment securities, net of tax expense of ~~W~~28,737 million	—	105,810	105,810
Less: Reclassification adjustment for gains included in net income, net of tax benefit of ~~W~~49,170 million	—	(134,411)	(134,411)

Current period change	(116,657)	(28,601)	(145,258)

Balance, December 31, 2009	(67,003)	311,654	244,651

24.	Regulatory Requirements

In conformity with the Financial Supervisory Service (“FSS”) and the Basel Committee on Banking Regulations and Supervisory Practice guidelines, Kookmin Bank, a subsidiary of the Company, applies risk-adjusted capital ratios to evaluate its capital adequacy. The capital adequacy guidelines adopt the so called BASELII, the approach of risk-weighted capital measure based on the framework developed and proposed by the Basel Committee on Banking Supervision of the Bank for International Settlements (“BIS”).

Under the capital adequacy guidelines, banking institutions with international operations are required to maintain a minimum 8% total risk-based capital ratio, the ratio of total risk-adjusted capital divided by total risk-weighted assets, including a Tier 1 capital ratio of at least 4%.

The capital ratios are calculated based on Kookmin Bank’s consolidated balance sheets prepared in accordance with Korean GAAP which may vary in certain significant respects from U.S. GAAP. In the event Kookmin Bank does not maintain a consolidated capital adequacy ratio of 8%, it is subject to corrective actions recommended by the FSS based on the actual financial position and capital ratio of Kookmin Bank. Management of Kookmin Bank believes that Kookmin Bank met all capital adequacy requirements to which it is subject as of December 31, 2008 and 2009. However, events beyond management’s control, such as fluctuations in interest rates or a downturn in the economy could adversely affect future earnings and consequently, Kookmin Bank’s ability to meet its future capital requirements.

KB FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The following capital ratios are calculated in accordance with and as defined by the FSS guideline, which is materially consistent with BIS guidelines and Kookmin Bank’s consolidated financial statements prepared in accordance with Korean GAAP as of December 31:

	2008	2009
	(In millions of Korean won, except capital ratios)

Tier 1 capital	15,302,560	16,734,532
Tier 2 capital	5,023,771	4,973,120

Total risk-adjusted capital	20,326,331	21,707,652

Risk-Weighted Assets
Risk-weighted assets for credit risk(1)	139,036,329	139,926,727
Risk-weighted assets for market risk(2)	2,069,088	2,071,648
Risk-weighted assets for operating risk(3)	13,155,888	12,595,000

Total risk-weighted assets	154,261,305	154,593,375

Capital Adequacy Ratios(%)
Tier 1 capital ratio(%)	9.92	10.82
Tier 2 capital ratio(%)	3.26	3.22

Capital adequacy ratio(%)	13.18	14.04

(1)	Calculated by Foundation Internal Ratings-Based Approach

(2)	Calculated by Internal Models Method

(3)	Calculated by Advanced Measurement Approach

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

The following table sets forth a summary of the Company’s consolidated capital adequacy ratio as of December 31, 2008 and 2009, based on applicable Korean GAAP and regulatory reporting standards:

	2008		2009
	(In millions of Korean won)

Risk-weighted assets	~~W~~	187,086,336	~~W~~	182,664,075
Equity capital		21,937,230		24,360,262
Consolidated capital adequacy ratio		11.73%		13.34%

KB FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

25.	Income Tax

The components of income tax expense for the years ended December 31, 2007, 2008 and 2009 were as follows:

	For the Years Ended December 31,
	2007	2008	2009
	(In millions of Korean won)

National tax:
Current	1,116,885	513,390	175,628
Deferred	142,582	(61,888)	26,765
Tax benefits recognized under FIN 48(ASC 740)	(162,710)	(38,914)	(13,771)

Total national income tax expense	1,096,757	412,588	188,622
Local tax:
Current	111,689	51,339	17,562
Deferred	14,258	(6,189)	2,677
Tax benefits recognized under FIN 48(ASC 740)	(16,271)	(3,891)	(1,377)

Total local income tax expense	109,676	41,259	18,862

Total income tax expense	1,206,433	453,847	207,484

The preceding table does not reflect the tax effects of unrealized gains and losses on available-for-sale securities and foreign currency translation. The tax effects of these items are recorded directly in Total equity.

Income tax is calculated for each individual entity in the Company. As a result, losses incurred by subsidiaries cannot be offset against profits earned by the parent company. Income tax on the operating profit differs from the theoretical amount that would arise at the statutory tax rate of the home country of the parent as follows:

	2007	2008	2009
	(In millions of Korean won)

Income from continuing operations for the years ended December 31,	4,965,802	1,786,785	926,053

Statutory tax rates	27.5%	27.5%	24.2%

Prima facie tax calculated at a statutory tax rate	1,365,596	491,366	224,105
Income not assessable for tax purposes	(16,288)	(138,343)	(59,999)
Expenses not deductible for tax purposes	22,142	168,944	35,184
Taxation on outside basis	31,947	27,372	3,045
Adjustment for overseas tax rates	3,962	24,925	(5,980)
Change in statutory tax rate	—	(53,524)	13,997
Increase in valuation allowance	(16,991)	(19,760)	6,484
Korean government tax assessment	(178,981)	(42,805)	(15,059)
Others	(4,954)	(4,328)	5,707

Income tax expense	1,206,433	453,847	207,484

Effective tax rate	24.3%	25.4%	22.4%

Pursuant to amendments to the Corporation Income Tax Law in 2008, the statutory tax rates changed from 14.3% for the first ~~W~~100 million and 27.5% for any excess amount in 2007 to 12.1% for the first ~~W~~200 million and

KB FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

27.5% for any excess amount in 2008, 12.1% for the first ~~W~~200 million and 24.2% for the excess amount in 2009, and 11% for the first ~~W~~200 million and 22.0% for the excess amount in 2010 and thereafter.

Pursuant to amendments to the Corporation Income Tax Law in 2009, the statutory tax rates changed from 12.1% for the first ~~W~~200 million and 24.2% for the excess amount in 2010 and 2011, and 11% for the first ~~W~~200 million and 22.0% for the excess amount in 2012 and thereafter.

As a result of the changes in statutory tax rates, income tax expenses decreased by ~~W~~53,524 million and deferred income tax liabilities related to temporary differences and other comprehensive income decreased by ~~W~~25,951 million and ~~W~~27,573 million, respectively, in 2008 and income tax expense increased by ~~W~~13,997 million and deferred income tax liabilities related to temporary differences and other comprehensive income increased by ~~W~~6,201 million and ~~W~~7,796 million, respectively, in 2009.

The tax effects of temporary differences that give rise to significant portions of the deferred income tax assets (“DTA”) and deferred income tax liabilities (“DTL”) as of December 31, 2008 and 2009 were as follows:

	2008	2009
	(In millions of
	Korean won)

Deferred income tax assets:
Other liabilities	107,421	197,615
Valuation of trading assets	3,336	73
Valuation of investments	230,913	88,310
Valuation of available-for-sale securities	—	—
Premises and equipment	145,945	143,750
Net operating loss	14,807	39,253

Total gross deferred income tax assets	502,422	469,001

Less: Valuation allowance	(78,262)	(84,746)

Deferred income tax assets	424,160	384,255

Deferred income tax liabilities:
Allowance for loan losses	252,797	242,141
Valuation of available-for-sale securities	106,053	102,284
Accrued interest and dividend receivable	63,204	16,966
Other assets	88,892	43,964
Long-term debt	29,192	(1,369)
Other temporary differences	75,291	52,322

Total gross deferred income tax liabilities	615,429	456,308

Net deferred income tax liabilities, including other comprehensive income (“OCI”) related DTA (DTL)	(191,269)	(72,053)

Less: Net OCI related DTA (DTL)	(121,121)	(84,443)

Net deferred income tax liabilities, excluding net OCI related DTA (DTL)	(70,148)	12,390

Deferred income tax assets are recognized only to the extent that realization of the related tax benefit is more likely than not. Management believes it is uncertain whether certain subsidiaries will generate sufficient profits to offset their tax losses in 2008 and 2009. Accordingly, a valuation allowance totaling ~~W~~78,262 million and ~~W~~84,746 million as of December 2008 and 2009, respectively, was recognized for deferred income tax assets related to net operating loss carryforwards (“NOLs”) and temporary differences that may not be realized.

KB FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

As of December 31, 2009, the Company, including its subsidiaries had ~~W~~105,817 million of NOLs. These losses are expected to expire in the periods from 2010 to 2019.

As the Company decided to adopt ‘Consolidated Tax return System’ starting 2010, the tax expense or benefit is calculated including its wholly-owned subsidiaries. NOL calculated before applying the consolidated tax return system can be deducted only from the relevant taxable income of individual entity.

The beginning balance of unrecognized tax benefits reconciles to the balance as of December 31, 2008 and 2009 in the following table:

	2008	2009
	(In millions of Korean won)

Total unrecognized tax benefits at January 1	26,269	41,750
Amount of increase for current year’s tax position	15,481	3,483
Gross amount of increases for prior years’ tax position	—	—
Gross amount of decreases for prior years’ tax position	—	(13)
Reductions due to lapse of statutes of limitation	—	(48)

Total unrecognized tax benefits at December 31	41,750	45,172

Any changes in the amounts of unrecognized tax benefits related to temporary differences would result in a reclassification to deferred tax liability, and any changes in the amounts of unrecognized tax benefits related to permanent differences would result in an adjustment to income tax expense and effective tax rate. As of December 31, 2008 and 2009, the unrecognized tax benefits included above which would, if recognized, affect the effective tax rate are ~~W~~28,729 million and ~~W~~31,836 million, respectively.

In 2007, the National Tax Service completed their regular examination of the Company’s income tax returns for the years 2002 through 2005, and as a result of the tax audit, the Company received ~~W~~189,509 million of tax assessments in May 2007 and received an additional tax assessment of ~~W~~292,337 million in July 2007. Most of these tax assessments related to disallowed tax deductions for loan loss provisions of credit card receivables. The Company’s management believes that the Company’s tax deductions for the loan loss provision of credit card receivables was appropriate and appealed the assessment to the National Tax Tribunal. Final judgment of the appeals may result in changes of future income tax expense and benefit. However, the Company does not expect any changes in unrecognized tax benefits would have a material impact on income tax expense during the next 12 months. The Company’s major tax jurisdiction is the Republic of Korea, and as of December 31, 2009, all tax years subsequent to 2005 remain open to examination.

In accordance with FIN 48(ASC 740) , the Company recorded 849,715 million and 575,057 million as of December 31, 2008 and 2009, respectively as “Other Assets” that the Company expects to receive through a court appeal according to the more-likely-than-not recognition criteria under the standard. (See Note 12).

The Company’s continuing practice is to recognize interest and penalties, if any, related to income tax matters in income tax expense. Pursuant to the adoption of FIN 48(ASC 740), the Company recorded income tax benefits for penalties and interest previously paid to the Korean tax authorities that it expects to be refunded. The Company recorded income tax benefits for penalties of ~~W~~205,978 million and ~~W~~111,686 million as of December 31, 2008 and 2009, respectively, and also recorded income tax benefits for interest of ~~W~~72,920 million and ~~W~~62,896 million as of December 31, 2008 and 2009, respectively.

KB FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

26.	Earnings Per Share (“EPS”)

The following table is a summary of the computation of earnings per share for the years ended December 31

	2007	2008	2009
	(In millions of Korean won, except share data)

Net income	3,759,369	1,332,938	718,569
Net income attributable to noncontrolling interests, net of tax	4,262	6,974	(2,072)

Net income attributable to stockholders for basic EPS	3,755,107	1,325,964	720,641
Net income attributable to stockholders for diluted EPS	3,755,107	1,325,964	720,641
Weighted average common shares outstanding applicable to basic EPS (In thousands)	344,570	330,498	325,397
Dilutive effect of stock options	—	—	—

Adjusted weighted average common shares outstanding applicable to diluted EPS (In thousands)(*)	344,570	330,498	325,397

Basic earnings per share:
Net income attributable to stockholders	10,898	4,012	2,215

Diluted earnings per share:
Net income attributable to stockholders	10,898	4,012	2,215

(*)	The numbers of weighted average common shares outstanding in 2007, 2008 and 2009 were adjusted by the effect of stocks issuance in September 2009 whose exercise price at issuance was less than the fair value of the stock. Additionally, the stock issuance contains a bonus element that is somewhat similar to a stock dividend. Therefore, the basic EPS was adjusted retroactively for the bonus element for all periods presented.

Stock options excluded from the computation of diluted earnings per share, due to their anti-dilutive effect, totaled nil, nil, and nil in 2007, 2008 and 2009, respectively.

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

Under limited circumstances, employees can withdraw their accumulated unpaid severance amounts before their termination of employment (“interim severance payment”). Severance plan payments include the amount for such withdrawal. Total interim severance payments made by the Company were ~~W~~14,638 million, ~~W~~14,078 million, and ~~W~~409,605 million in 2007, 2008, and 2009, respectively.

In addition to regular termination benefits, the Company recognized special termination benefits of ~~W~~8,735 million, ~~W~~89,965 million, and ~~W~~0 million to 61, 402 and 0 employees, respectively, who accepted early retirement for the years ended December 31, 2007, 2008, and 2009, respectively.

KB FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The Company accrued severance benefits of ~~W~~183,569 million, ~~W~~173,348 million and ~~W~~154,716 million for the years ended December 31, 2007, 2008 and 2009, respectively.

The amounts contributed to the severance insurance deposit account were ~~W~~141,386 million, ~~W~~102,974 million and ~~W~~157,032 million for the years ended December 31, 2007, 2008 and 2009, respectively.

Accrued employee severance plan obligations included in “Other liabilities” as of December 31 were as follows:

	2008	2009
	(In millions of
	Korean won)

Balance at beginning of the year	716,189	849,414
Severance benefit	173,348	154,716
Plan payments	(40,123)	(411,076)

	849,414	593,054
Less: Balance of payments remaining with National Pension Fund and Severance Insurance Deposit	(569,213)	(417,067)

Balance at end of the year	280,201	175,987

The Company expects to pay the following future benefits to its employees upon their normal retirement age of 58:

(In millions of Korean won)

2010	2,296
2011	3,375
2012	8,245
2013	21,038
2014	29,752
2015 — 2019	237,899

The above amounts have been determined based on the employees’ current salary rates and the number of service years that will be accumulated upon their retirement date. These amounts do not include amounts that might be paid to employees that will cease working with the Company before their normal retirement age.

28.	Employee Stock Option Plan

Employee stock-based compensation plan

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

In 2009, the Company granted 268,882 stock grants which are subject to service requirements and the quantity is indexed to the sum of the major 3 competitors’ total market capitalization, return on asset, and total asset size.

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

The following table summarizes the information about stock option activity under the Company’s stock-based compensation plans for the years ended December 31, 2007, 2008 and 2009:

	2007		2008		2009
		Weighted		Weighted		Weighted
	Number of	Average	Number of	Average	Number of	Average
	Stock	Exercise Price	Stock	Exercise Price	Stock	Exercise Price
	Options	(Won)	Options	(Won)	Options	(Won)

Outstanding, beginning of year	3,235,568	59,002	3,810,844	64,775	3,458,351	62,458
Granted	965,000	77,645	—	—	—	—
Exercised	(203,991)	49,078	(29,550)	32,053	(151,853)	43,932
Forfeited	(185,733)	51,644	(322,943)	77,359	(76,566)	75,341

Outstanding, end of year	3,810,844	64,775	3,458,351	62,458	3,229,932	64,314

Exercisable at year-end	1,226,249	50,471	1,876,585	50,012	2,667,395	61,617

The following table summarizes the information about the Company’s stock grants for the years ended December 31, 2008 and 2009:

	2008	2009

(Number of Stock Grants)
Outstanding, beginning of year	—	194,108
Granted	299,252	268,882
Vested	(5,386)	(15,914)
Forfeited	(99,758)	(134,437)

Outstanding, end of year	194,108	312,639

In connection with the stock-based compensation plan, the Company recognized ~~W~~7,513 million of expenses, an expenses reversal of ~~W~~20,139 million, and ~~W~~23,039 million of expenses for the years ended December 31, 2007, 2008 and 2009, respectively.

Total fair value of shares vested during 2007, 2008 and 2009 were ~~W~~16,207 million, ~~W~~3,459 million and ~~W~~1,143 million, respectively.

The fair value of each option award is estimated using a Black-Scholes option pricing model based on the assumptions noted in the table below. Expected volatility is based on the historical volatility of the Company’s stock. The expected term represents the period of time that options granted are expected to be outstanding. The

KB FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

expected term is estimated using employees’ actual historical behavior and projected future behavior based on expected exercise patterns. The risk-free interest rate is based on the Korean government treasury bond rate where the remaining term equals the expected term. Dividend yield is based on the Company’s historical dividend payout ratio. The assumptions that were used for the valuation of each option at the grant date for the years ended December 31, 2007, 2008, and 2009 are as follows:

For Options Granted During	2007	2008	2009

Expected annual dividend yield	2.35%	3.03%	2.79%
Expected volatility	28.47%	47.62%	42.60%
Risk-free interest rate	4.98%	3.24%	3.63%
Expected option life	2.9 years	2.2 years	1.5 years

The fair value of each grant awarded is estimated using a Monte-Carlo simulation model based on the assumptions noted in the table below because Black-Scholes model cannot be used in this case as exercisable number of stock grants changes when market price changes. Expected volatility is based on the historical volatility of the Company’s stock. The expected term represents the period of time that grants’ requisite period would end. The risk-free interest rate is based on the Korean government treasury bond rate where the remaining term equals the expected term. Dividend yield is based on the Company’s historical dividend payout ratio. The assumptions that were used for the valuation of each stock grant for the years ended December 31, 2008, and 2009 are as follows:

For Options Granted During	2008	2009

Expected annual dividend yield	3.03%	2.79%
Expected volatility	59.02%	54.29%
Risk-free interest rate	3.31%	3.56%
Expected option life	1.7 years	1.1 years

KB FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The following table summarizes the information about stock options outstanding as of December 31, 2009:

	Options Outstanding
		Weighted			Options Exercisable
		Average	Weighted			Weighted
	Number	Remaining	Average	Intrinsic	Number	Average	Intrinsic
Exercise Price	of Stock	Contractual	Exercise Price	Value	of Stock	Exercise Price	Value
(Won)	Options(1)	Life(2)	(Won)	(Mil Won)	Options	(Won)	(Mil Won)

57,100	216,773	0.2	57,100	672	216,773	57,100	672
58,800	23,899	0.6	58,800	33	23,899	58,800	33
42,200	3,351	1.2	42,200	60	3,351	42,200	60
43,800	26,712	1.2	43,800	438	26,712	43,800	438
58,600	10,000	1.2	58,600	16	10,000	58,600	16
35,500	67,993	1.2	35,500	1,679	67,993	35,500	1,679
40,500	5,091	1.7	40,500	100	5,091	40,500	100
46,100	54,250	2.1	46,100	765	54,250	46,100	765
48,500	10,000	2.2	48,500	117	10,000	48,500	117
48,800	10,000	2.2	48,800	114	10,000	48,800	114
50,600	610,000	2.8	50,600	5,856	610,000	50,600	5,856
46,800	480,714	3.2	46,800	6,442	480,714	46,800	6,442
61,000	10,182	3.2	61,000	—	10,182	61,000	—
60,300	5,077	3.2	60,300	—	5,077	60,300	—
63,800	10,031	3.2	63,800	—	10,031	63,800	—
63,600	10,072	3.2	63,600	—	10,072	63,600	—
51,600	90,000	3.2	51,600	774	90,000	51,600	774
45,700	8,827	3.3	45,700	128	8,827	45,700	128
49,200	29,441	3.6	49,200	324	29,441	49,200	324
53,000	7,212	3.7	53,000	52	7,212	53,000	52
85,100	5,000	4.2	85,100	—	5,000	85,100	—
75,200	444,237	4.2	75,200	—	444,237	75,200	—
81,900	21,459	4.2	81,900	—	21,459	81,900	—
77,900	59,750	4.2	77,900	—	59,750	77,900	—
80,000	27,878	4.2	80,000	—	27,878	80,000	—
77,800	29,770	4.2	77,800	—	29,770	77,800	—
80,300	163,557	4.2	80,300	—	163,557	80,300	—
81,900	25,613	4.3	81,900	—	25,613	81,900	—
76,600	18,987	4.8	76,600	—	18,987	76,600	—
77,100	696,674	5.1	77,100	4,426	134,137	77,100	1,983
84,500	15,246	5.2	84,500	196	15,246	84,500	196
71,538	22,146	1.2	71,538	—	22,146	71,538	—
129,100	9,990	1.2	129,100	—	9,990	129,100	—

	3,229,932				2,667,395

(1)	Number of stock options vested and expected to vest were 3,109,490.

(2)	Contractual life indicates the sum of service (vesting) period and exercise period.

KB FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The following table summarizes the information about stock grants outstanding as of December 31, 2009:

		Weighted
		Average
		Remaining	Intrinsic
	Number of Stock	Contractual	Value
Grant Date	Grants(1)	Life(2)	(Mil Won)

2008-03-28	89,704	0.28	5,400
2008-06-23	3,547	0.48	214
2008-09-11	9,553	0.70	575
2008-09-20	4,801	0.72	289
2008-10-18	7,630	1.80	459
2008-09-29	41,360	1.69	2,490
2009-07-30	20,002	1.26	1,204
2009-08-24	3,370	2.00	203
2009-09-22	21,408	0.84	1,289
2009-09-28	102,223	1.02	6,154
2009-11-18	9,041	1.36	544

	312,639

(1)	Number of stock grants vested and expected to vest were 201,718.

(2)	Contractual life indicates the sum of service (vesting) period.

The total intrinsic values of stock options and stock grants exercised for the years ended December 31, 2008 and 2009 were ~~W~~1,059 million and ~~W~~1,650 million, respectively. The total amount of cash received from the exercise of share options for the years ended December 31, 2008 and 2009 was nil.

29.	Fair Value Measurement

Effective January 1, 2008, the Company adopted ASC 820(SFAS No. 157) which defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Company determines the fair value of its financial instruments that are recognized or disclosed at fair value in the financial statements on a recurring basis in accordance with ASC 820(SFAS No. 157). The Company adopted the provisions of this statement on January 1, 2009 related to nonfinancial assets and nonfinancial liabilities that are not measured at fair value on a recurring basis.

The fair value hierarchy established in ASC 820(SFAS No. 157) requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. Fair value is a market-based measure considered from the perspective of a market participant. As such, even when market assumptions are not readily available, the Company’s own assumptions reflect those that market participants would use in pricing the asset or liability at the measurement date.

The fair value for certain financial instruments is derived using pricing models and other valuation techniques that involve significant management judgment. The price transparency of financial instruments is a key determinant of the degree of judgment involved in measuring fair value of the Company’s financial instruments. Financial instruments for which actively quoted prices or pricing parameters are available will generally have a higher degree of price transparency than those that are thinly traded or not quoted. In accordance with ASC 820(SFAS No. 157), the criteria used to determine whether the market for a financial instrument is active or inactive is based on the particular asset or liability.

KB FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

As a result of the adoption of ASC 820(SFAS No. 157), the Company has made some amendments to the techniques used in measuring the fair value of derivatives and other positions. These amendments change the way that the probability of default of a counterparty is factored into the valuation of derivative positions and include the impact of the Company’s own credit risk on derivatives and other liabilities measured at fair value.

In accordance with ASC 820(SFAS No. 157), the Company maximizes the use of observable inputs and minimizes the use of unobservable inputs when developing fair value measurements. When market prices are available, the Company uses quoted market prices to measure fair value. If market prices are not available, fair value measurements are based upon models that use primarily market-based or independently-sourced market parameters, including interest rate yield curves, prepayment speeds, option volatilities and currency rates. Most of financial instruments use either of the foregoing methodologies, collectively Level 1 and Level 2 measurements, to determine fair value recorded in the Company’s financial statements. However, in circumstances where market prices are limited or unavailable, valuations may require significant management judgments or adjustments that utilize significant unobservable inputs, to determine fair value. In these cases, the financial instruments are classified as Level 3.

The following are descriptions of valuation methodologies used by the Company to measure various financial instruments at fair value.

Trading and available-for-sale securities and securities sold short, not yet purchased:  The fair values of the securities included in trading assets and available-for-sale securities included in investments and securities in short position included in trading liabilities are recognized in the consolidated balance sheets based on quoted market prices, where available. For the securities traded in the over-the-counter market, the Company generally determines fair value utilizing internal valuation techniques or based on prices obtained from independent pricing services or brokers. Trading securities and available-for-sale securities recorded by using valuation methods and prices obtained from pricing services or brokers are generally classified as Level 2, except in cases where such quoted prices include unobservable inputs (i.e., estimates of cash flows, correlations among factors, recovery rates etc.) to the models, in which case such financial instruments are classified as Level 3. The Company validates prices received from pricing services or brokers using a variety of methods, including, but not limited to, comparison to secondary pricing services, corroboration of pricing by reference to other independent market data such as secondary broker quotes and relevant benchmark indices, and review of pricing by the Company’s personnel familiar with market liquidity and other market-related conditions. The Company has internal price verification procedures and reviews fair value methodology documentation provided by independent pricing services.

Other investments in venture capital activities:  Other investments include venture capital securities. The Company carries venture capital investments traded publically at fair value based on quoted market prices. If significant inputs such as estimates of cash flows, yield curves and credit spreads to the fair value measurement for these securities are unobservable in the market due to limited activity, those securities are classified as Level 3.

Derivatives assets and liabilities:  The majority of derivatives entered into by the Company are traded in over-the-counter markets and no quoted market prices exist for such instruments. The fair values of those derivatives are determined using internal valuation models that require the use of multiple market inputs including interest rate, prices and indices to generate continuous yield or pricing curves and volatility factors, which are used to value the position. The derivatives are placed as either Level 2 or Level 3 depending on the observability of significant inputs to the applicable model. Most of forwards, swaps and options are valued using internally developed models that use as their basis readily observable market parameters. However, some of the forwards, swaps and options are valued using unobservable inputs such as correlations and historical volatilities. Futures are exchange-traded derivatives classified as Level 1. Credit default swaps are valued based on models with significant unobservable market parameters and normally traded less actively, and are classified as Level 3.

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

Debt valuation adjustments are applied to reflect the Company’s own credit risk when measuring derivative liabilities at fair value in accordance with the requirements of ASC 820(SFAS No. 157). The methodology to determine the adjustment is consistent with counterparty credit risk adjustment and incorporates the Company’s credit spread as observed through the credit default swap market.

Items measured at fair value on a recurring basis

As of December 31, 2009, 10.46% and 1.89% of the Company’s total assets and total liabilities, respectively, represented instruments measured at fair value on a recurring basis. The following table presents assets and liabilities measured at fair value on a recurring basis by fair-value hierarchy levels as of December 31, 2009.

	Level 1	Level 2	Level 3	Total
	(In millions of Korean won)

Assets measured at fair value
Trading assets
Trading securities	2,284,545	2,175,697	—	4,460,242
Foreign exchange spot contracts	—	2,878	—	2,878
Derivatives	79	3,177,419	80,937	3,258,435
Investments
Available-for-sale securities	10,060,086	8,649,829	877	18,710,792
Debt securities	8,926,968	8,648,320	877	17,576,165
Korea treasury and government agencies	6,243,284	1,648,318	—	7,891,602
Corporate	—	1,281,470	47	1,281,517
Financial institutions	2,683,684	3,721,079	—	6,404,763
Asset- backed securities	—	1,997,453	830	1,998,283
Marketable equity securities	1,133,118	1,509	—	1,134,627
Other investments	2,767	—	76,461	79,228
Other assets-hedging derivatives	—	47,787	283	48,070
Liabilities measured at fair value
Trading liabilities
Securities sold short, not yet purchased	1,347,668	—	—	1,347,668
Foreign exchange spot contracts	—	2,812	—	2,812
Derivatives	398	2,588,027	307,199	2,895,624
Other liabilities-hedging derivatives	—	173,013	36,916	209,929

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

	Level 1	Level 2	Level 3	Total
	(In millions of Korean won)

Assets measured at fair value
Trading assets
Trading securities	2,643,678	2,607,395	—	5,251,073
Foreign exchange spot contracts	—	2,908	—	2,908
Derivatives	8	7,528,268	312,900	7,841,176
Investments
Available-for-sale securities	7,164,872	7,637,495	3,708	14,806,075
Debt securities	6,763,242	7,635,631	3,708	14,402,581
Korea treasury and government agencies	5,017,706	1,960,921	—	6,978,627
Corporate	—	1,117,453	46	1,117,499
Financial institutions	1,745,536	4,414,660	—	6,160,196
Asset-backed securities	—	142,597	3,662	146,259
Marketable equity securities	401,630	1,864	—	403,494
Other investment	887	—	87,015	87,902
Other assets-hedging derivatives	—	73,314	—	73,314
Liabilities measured at fair value
Trading liabilities
Securities sold short, not yet purchased	326,675	—	—	326,675
Foreign exchange spot contracts	—	3,273	—	3,273
Derivatives	16	7,194,234	666,883	7,861,133
Other liabilities-hedging derivatives	—	1,850	—	1,850

Changes in Level 3 items measured at fair value on a recurring basis

In circumstances where market prices are limited or unavailable, valuations may require significant unobservable inputs to determine fair value. In these cases, the securities are classified as Level 3. Instruments measured at fair value categorized as Level 3 represented 0.6% and 7.72% as of December 31, 2009 and 1.44% and 8.14% as of December 31, 2008 of the Company’s total recurring assets and total recurring liabilities measured at fair value. Both observable and unobservable inputs may be used to determine the fair value of positions that the Company has classified within the Level 3 category. As a result, the realized and unrealized gains and losses for assets and liabilities within the Level 3 category presented in the tables below may include changes in fair value that were attributable to both observable and unobservable inputs.

KB FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The following table presents additional information about Level 3 assets and liabilities measured at fair value on a recurring basis for the year ended December 31, 2009:

		Total Realized/Unrealized			Transfers	Purchases,		Unrealized
	December 31,	Gains (Losses) Recorded in			into/out of	Issuances and	December 31,	Gains (Losses)
	2008	Trading Revenues	Others		Level 3(2)	Settlements	2009	Still Held(3)
	(In millions of Korean won)

Investments Available-for-sale securities	3,708	—	(1,926	)(1)	—	(905)	877	47
Other investments	87,015	—	(4,529	)(1)	(2,375)	(3,650)	76,461	(5,576)
Derivatives, net(4)	(353,983)	24,204	—		(87,013)	153,897	(262,895)	80,851

(1)	Includes the change in fair value of available-for-sale securities and other investments, change in accumulated other comprehensive income (loss), gains (losses) from sales and impairment losses.

(2)	Transfers into or out of Level 3 are made if the inputs used in the financial models measuring the fair values of the assets and liabilities became unobservable or observable, respectively. These transfers are effective as of the beginning of the year, and any gains or losses occurring on these assets and liabilities during the year are presented as Level 3.

(3)	Represents the amount of total gains or losses for the year ended December 31, 2009, included in earnings (and accumulated other comprehensive income (loss) for changes in fair value of available-for-sale investments and other investments) attributable to the change in fair value relating to assets and liabilities classified as Level 3 are still held at December 31, 2009.

(4)	Net derivatives liabilities at December 31, 2009 and 2008 include derivative assets, hedging derivative assets, derivative liabilities and hedging derivative liabilities. Total Level 3 derivative exposures have been netted in these tables for presentation purposes only.

The significant changes in Level 3 assets and liabilities for the year ended December 31, 2009 are as follows:

A net decrease in available-for-sale securities of ~~W~~2,831 million was mainly driven by recognition of other-than-temporary impairment of CDOs which are included in earnings and disposals.

The changes in the Level 3 net derivative liabilities of ~~W~~91,088 million were due to:

(i) The Company transferred ~~W~~87,013 million of net derivatives liabilities from the Level 3 into the Level 2 category in the fair-value hierarchy during the year ended December 31, 2009. The valuation of these derivatives is affected by the credit valuation adjustments, which is based on an internal valuation technique, and the extent of such adjustment was determined to be significant enough to render the fair-value hierarchy into the lower level.

(ii) The Company recognized realized and unrealized gains of ~~W~~24,204 million, relating to derivative assets and liabilities, which were included in trading revenues for the year ended December 31, 2009.

The decrease in Level 3 investment of ~~W~~13,385 million was mainly due to the net loss of ~~W~~6,455 million which was recorded in current earnings, a decrease of ~~W~~4,555 million from net purchases, issuances and settlements, and a ~~W~~2,375 million of transfer of an investment from Level 3 to Level 1 as the issuer of the securities became a publicly traded company.

KB FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The following table presents additional information about Level 3 assets and liabilities measured at fair value on a recurring basis for the year ended December 31, 2008:

				Transfers	Purchases,		Unrealized
	January 1,	Total Realized/Unrealized Gains(losses) Recorded in		into/out of	Issuances and	December 31,	Gains (Losses)
	2008	Trading Revenues	Others(1)	Level 3(2)	Settlements	2008	Still Held(3)
	(In millions of Korean won)

Investments Available-for-sale securities	11,705	—	(7,997)	—	—	3,708	46
Other investments	94,921	—	1,782	(552)	(9,136)	87,015	(3,101)
Derivatives, net(4)	(98,404)	255,087	—	3,443	(514,109)	(353,983)	257,834

(1)	Includes the change in fair value of available-for-sale securities and other investments, change in accumulated other comprehensive income (loss), gains (losses) from sales and impairment losses.

(2)	Transfers into or out of Level 3 are made if the inputs used in the financial models measuring the fair values of the assets and liabilities became unobservable or observable, respectively. These transfers are effective as of the beginning of the year, and any gains or losses occurring on these assets and liabilities during the year are presented as Level 3.

(3)	Represents the amount of total gains or losses for the year ended December 31, 2008, included in earnings (and accumulated other comprehensive income (loss) for changes in fair value of available-for-sale investments and other investments) attributable to the change in fair value relating to assets and liabilities classified as Level 3 are still held at December 31, 2008.

(4)	Net derivatives liabilities at December 31, 2009 and 2008 include derivative assets, hedging derivative assets, derivative liabilities and hedging derivative liabilities. Total Level 3 derivative exposures have been netted in these tables for presentation purposes only.

The significant changes in Level 3 assets and liabilities for the year ended December 31, 2008 are as follows:

A net decrease in available-for-sale securities of ~~W~~7,997 million was mainly driven by recognition of other-than-temporary impairment of CDOs which are included in earnings.

The changes in the Level 3 net derivative liabilities of ~~W~~255,579 million were due to:

(i) The Company transferred ~~W~~3,443 million of net derivatives liabilities from the Level 2 into the Level 3 category in the fair-value hierarchy during the year ended December 31, 2008. The valuation of these derivatives is affected by the credit valuation adjustments, which is based on an internal valuation technique, and the extent of such adjustment was determined to be significant enough to render the fair-value hierarchy into the lower level.

(ii) The Company recognized realized and unrealized gains of ~~W~~255,087 million , relating to derivative assets and liabilities, which were included in trading revenues for the year ended December 31, 2008.

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

KB FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The following table presents only balances measured at fair value during the period and still held by level within the ASC 820(SFAS No. 157) fair-value hierarchy as of December 31, 2009, for which a nonrecurring change in fair value has been recorded during the year ended December 31, 2009.

	Level 1	Level 2	Level 3
	(In millions of Korean won)

Investments	—	—	1,515
Loans(1)	—	—	638,165
Premises and equipment	—	3,576	—

(1)	Represents carrying values net of allowances and cumulative impairment charges of related impaired loans which are collateral dependent and are evaluated based on the fair value of the underlying collateral. The fair value of the collateral for such impaired loans is based on the appraisal value of external valuation experts, as adjusted for significant inputs related to the foreclosure proceeding for such collateral, which inputs are deemed to be unobservable. The Company accordingly classified collateral dependent loans as Level 3.

The following table presents only balances measured at fair value during the period and still held by level within the ASC 820 (SFAS No. 157) fair-value hierarchy as of December 31, 2008, for which a nonrecurring change in fair value has been recorded during the year ended December 31, 2008.

	Level 1	Level 2	Level 3
	(In millions of Korean won)

Investments	—	—	668,458
Loans(1)	—	—	784,323

(1)	Represents carrying values net of allowances and cumulative impairment charges of related impaired loans which are collateral dependent and are evaluated based on the fair value of the underlying collateral. The fair value of the collateral for such impaired loans is based on the appraisal value of external valuation experts, as adjusted for significant inputs related to the foreclosure proceeding for such collateral, which inputs are deemed to be unobservable. The Company accordingly classified collateral dependent loans as Level 3.

Fair Value Disclosure

SFAS No. 107 , Disclosures about Fair Value of Financial Instruments (ASC 825-10-50), requires the disclosure of the estimated fair value of financial instruments, for which it is practicable to estimate fair value with certain financial instruments excluded. The following disclosure of the estimated fair value of financial instruments and the methods and assumptions used by the Company, by type of financial instrument, in estimating fair value, except for trading assets and trading liabilities disclosed above pursuant to ASC 820 (SFAS No. 157), is made by the Company in accordance with ASC 820(SFAS No. 157). In estimating fair values, different market assumptions and estimation methodologies could significantly affect estimated fair value amounts.

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

Other investments:  Other investments include venture capital securities, non-marketable or restricted equity securities and equity method investments, which are included in “Investments” in the Company’s consolidated balance sheets. The carrying values of the non-marketable equity securities and equity method investments approximate fair value.

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

Interest-bearing deposits:  The fair values of variable rate interest bearing deposits approximate their carrying values in the consolidated balance sheets. Fair values for fixed-rate interest bearing deposits are estimated using a discounted cash flow calculation that applies interest rates currently being offered for deposits with similar maturities.

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

Off-balance sheet instruments:  Fair value for off-balance-sheet instruments are based on an estimate of the difference between fees currently charged to enter into similar agreements and fees paid to reduce or eliminate exposure to those agreements, taking into account the remaining terms of the agreements and the counterparties’ credit standing.

KB FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The estimated fair values of the Company’s financial instruments as of December 31, 2008 and 2009 were as follows:

	2008		2009
	Carrying	Fair	Carrying	Fair
	Amount	Value	Amount	Value
	(In millions of Korean won)

Financial assets:
Cash and cash equivalents	3,073,410	3,073,410	2,695,569	2,695,569
Restricted cash	4,793,948	4,793,948	6,050,241	6,050,241
Interest-bearing deposits in other banks	234,534	234,534	466,890	466,890
Call loans and securities purchased under resale agreements	1,407,474	1,407,474	2,036,142	2,036,142
Investments	29,209,460	30,008,984	33,245,391	34,020,413
Loans, net	197,066,505	196,448,330	193,454,326	192,767,714
Due from customers on acceptance	2,062,618	2,062,618	1,895,444	1,895,444
Accrued interest and dividends receivable	1,123,833	1,123,833	1,029,257	1,029,257
Security deposits	1,427,624	1,427,624	1,405,638	1,405,638
Other assets-loans held for sale	293,384	293,384	201,275	201,275
Other assets- off-balance sheet instruments	35,110	35,110	29,808	29,808
Financial liabilities:
Interest-bearing deposits	155,263,206	155,299,191	166,078,921	166,113,912
Non-interest-bearing deposits	3,438,269	3,438,269	3,104,147	3,104,147
Call money	3,443,811	3,443,811	1,364,516	1,364,516
Acceptances outstanding	2,062,618	2,062,618	1,895,444	1,895,444
Accrued interest payable	4,961,602	4,961,602	3,819,342	3,819,342
Other borrowed funds	10,526,916	10,548,662	8,176,286	8,175,635
Secured borrowings	5,879,653	5,881,243	4,669,728	4,883,609
Long-term debt	45,147,962	45,991,245	39,569,909	40,441,451
Other liabilities-off-balance sheet instruments	35,110	35,110	29,808	29,808

30.	Derivative Instruments and Hedging Activities

The Company applied fair value hedge accounting for derivative transactions which qualified for hedge accounting. Fair values of derivatives not qualifying for hedge accounting are reflected in “Trading assets” or “Trading liabilities” and any changes in fair values related to these derivatives transactions are reflected in “Net Trading Revenue”. The fair values of derivatives qualifying for hedge accounting are included in “Other assets” or “Other liabilities” and the earnings impact of these fair value hedges and the change in fair value attributable to the risk being hedged for the hedged item are included in “Other non-interest income” or “Other non-interest expenses.”

Through December 31, 2006, the Company’s hedge accounting was applied exclusively to those interest rate swap transactions that qualified for the short-cut method of hedge accounting. In 2007, in respect of new qualifying hedge relationships, the Company began using standard statistical methods of regression analysis to perform an ongoing prospective and retrospective assessment of the effectiveness of the hedging relationships involving interest rate swaps (i.e., the Company applied the “long-haul” method of hedge accounting) while, at the same time, continuing to use the short-cut method for qualifying hedge relationships existing as of January 1, 2007.

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

Derivative instruments may expose the Company to market risk or credit risk in excess of the amounts recorded on the balance sheets. Market risk arises due to market price, interest rate and foreign exchange rate fluctuations that may result in a decrease in the market value of a financial instrument and/or an increase in its funding cost. Exposure to market risk is managed through position limits and other controls and by entering into hedging transactions. Credit risk is the possibility that loss may occur from counterparty failure to perform according to the terms of the contract and if the value of collateral held, if any, was not adequate to cover such losses. Credit risk is controlled through credit approvals, limits and monitoring procedures based on the same credit policies used for on-balance-sheet instruments. Generally, collateral or other security is not required. The amount of collateral obtained, if any, is based on the nature of the financial instrument and management’s credit evaluation of each counterparty.

The following table presents the notional amounts of the Company’s derivative instruments as of December 31, 2009.

	Hedging Instruments	Other Derivative Instruments
	Under ASC 815	Trading	Management
	(SFAS No. 133)	Derivatives	Hedges	Total
	(In millions of Korean won)

Foreign exchange spot contracts	—	2,451,179	—	2,451,179
Foreign exchange derivatives:
Currency futures	—	1,552,324	—	1,552,324
Currency forwards	—	35,506,815	—	35,506,815
Currency swaps	1,167,600	18,800,976	—	19,968,576
Currency options purchased	—	1,479,661	—	1,479,661
Currency options sold	—	1,784,605	—	1,784,605
Interest rate derivatives:
Interest rate futures	—	3,770,071	—	3,770,071
Interest rate swaps	2,363,590	90,068,589	—	92,432,179
Interest rate options purchased	—	4,700,000	—	4,700,000
Interest rate options sold	—	3,453,481	—	3,453,481
Equity derivatives:
Stock futures	—	75,043	—	75,043
Stock options purchased	—	3,607,076	21,574	3,628,650
Stock options sold	—	1,892,687	21,574	1,914,261
Stock swaps	—	154,197	17,203	171,400
Credit derivatives:
Protection sold	—	200,000	—	200,000
Commodity and other derivatives:
Forwards	—	—	41,727	41,727
Others	190,000	121,851	60,000	371,851

Total derivative notionals	3,721,190	169,618,555	162,078	173,501,823

KB FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The following table presents the derivative assets and liabilities included in the Company’s consolidated balance sheets as December 31, 2009.

	Derivatives Assets			Derivatives liabilities
		Qualifying			Qualifying
	Trading	Accounting		Trading	Accounting
	Derivatives	Hedge	Total	Derivatives	Hedge	Total
	(In millions of Korean won)

Foreign exchange spot contracts	2,878	—	2,878	2,812	—	2,812
Foreign exchange derivatives	2,592,510	—	2,592,510	1,751,492	166,817	1,918,309
Interest rate derivatives	573,309	48,070	621,379	814,637	8,692	823,329
Equity derivatives	86,267	—	86,267	321,803	—	321,803
Credit derivatives	2,118	—	2,118	—	—	—
Commodity derivatives	2,410	—	2,410	2,386	—	2,386
Other derivatives	1,821	—	1,821	5,306	34,420	39,726

Total derivatives assets/liabilities	3,261,313	48,070	3,309,383	2,898,436	209,929	3,108,365

The following table presents the trading gains(losses) in the Company’s consolidated income statements for the year ended December 31, 2009.

Trading Gains (Losses)(1)
(In millions of
Korean won)

Foreign exchange spot contracts	98,101
Foreign exchange derivatives	269,934
Interest rate derivatives	(206,435)
Equity derivatives	6,738
Credit derivatives	16,000
Commodity derivatives	(490)
Other derivative	(2,930)

Total	180,918

(1)	Amounts are recorded in net trading revenue.

The following table presents certain information related to the Company’s derivatives designated as fair value hedges for the years ended December 31, 2008 and 2009.

	2008			2009
		Hedged	Hedge		Hedged	Hedge
	Derivatives(1)	Items(1)	Ineffectiveness	Derivatives(1)	Items(1)	Ineffectiveness
	(In millions of Korean won)

Foreign exchange derivatives	—	—	—	(165,271)	106,655	(58,616)
Interest rate derivatives	51,251	(78,424)	(27,173)	(62,411)	68,813	6,402
Other derivatives	—	—	—	(33,203)	39,497	6,294

Total	51,251	(78,424)	(27,173)	(260,885)	214,965	(45,920)

(1)	Amounts are recorded in other non-interest income(expense).

KB FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Credit Derivatives

The Company enters into credit derivatives primarily to facilitate client transactions. Credit derivatives derive value based on an underlying third party-referenced obligation and generally require the Company as the seller of credit protection to make payments to a buyer upon the occurrence of predefined credit events. Such credit events generally include bankruptcy of the referenced entity, debt restructuring and failure to pay under the obligation, as well as acceleration of indebtedness and payment repudiation or moratorium. For credit derivatives based on a portfolio of referenced credits or credit indices, the Company may not be required to make payment until a specified amount of loss has occurred and/or may only be required to make payment up to a specified amount . As of December 31, 2009, all credit derivatives include only credit default swaps (“CDS”), in which the Company is the protection seller. Based on the credit quality of the underlying reference entities, all investments have been classified as investment grade and their expiration at December 31, 2009 and 2008 are summarized as follows.

2008

	Maximum
	Payout/	Less Than		Fair Value
	Notional	1 Year	1 to 3 Years	Liability
	(In millions of Korean won)

Credit default swaps(1)	454,500	2,017	7,472	9,489

2009

	Maximum
	Payout/	Less Than		Fair Value
	Notional	1 Year	1 to 3 Years	Asset
	(In millions of Korean won)

Credit default swaps(1)	200,000	—	2,118	2,118

(1)	The Company considers ratings of BBB- or higher to meet the definition of investment grade.

The maximum potential amount of future payments under CDS contracts presented in the table above is based on the notional value of the derivatives. The Company believes that the maximum potential amount of future payments for credit protection sold is not representative of the actual loss exposure based on historical experience. This maximum potential amount has not been reduced by the Company’s rights to the underlying assets and the related cash flows. In accordance with most CDS contracts, should a credit event (or settlement trigger) occur, the Company is usually liable for the difference between the protection sold and the recourse it holds in the value of the underlying assets. Thus, if the reference entity defaults, the Company will generally have a right to collect on the underlying reference credit and any related cash flows, while being liable for the full notional amount of credit protection sold to the buyer. As of December 31, 2009, the Company has not purchased protection against the credit protection sold to offset derivative contract positions.

Credit-Risk-Related Contingent Features in Derivatives

Certain derivative instruments contain provisions that require the Company to either post additional collateral or immediately settle any outstanding liability balances upon the occurrence of a specified credit-risk-related event. These events, which are defined by the existing derivative contracts, are primarily downgrades in the credit ratings of the Company and its affiliates. The fair value of all derivative instruments with credit-risk-related contingent features that are in a liability position as of December 31, 2009 is ~~W~~1,590,026 million. The Company has posted ~~W~~257,852 million as collateral for this exposure in the normal course of business as of December 31, 2009. Each downgrade would trigger additional collateral requirements for the Company and its affiliates. In the event that each legal entity was downgraded a single notch as of December 31, 2009, the Company would be required to post additional collateral of ~~W~~173,559 million.

KB FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Counterparty Credit Risk

By using derivatives, the Company is exposed to counterparty credit risk if counterparties to the derivative contracts do not perform as expected. If a counterparty fails to perform its obligation, the Company’s counterparty credit risk is equal to the amount of derivative assets balance net of derivative liabilities and the related collateral, with the same counterparty subject to master netting arrangements under the guidance covering the offsetting of amounts related to certain contracts. As of December 31, 2009, the Company’s exposure to counterparty credit risk amounted to ~~W~~1,453,925 million, which is composed of ~~W~~93,797 million related to foreign financial institutions, ~~W~~5,990 million related to foreign non-financial institutions, ~~W~~47,628 million related to domestic financial institutions and ~~W~~1,306,510 million related to domestic non-financial institutions. The amount of collateral netted against derivative assets was ~~W~~76,690 million, as of December 31, 2009. The Company minimizes counterparty credit risk through credit approvals, limits, monitoring procedures, executing master netting arrangements and obtaining collateral, where appropriate.

31.	Commitments and Contingencies

Legal proceedings

The Company is a party to certain legal actions arising in the normal course of its operations. Other than the legal proceedings discussed below, management believes that these actions are without merit and that the ultimate liability, if any, will not materially affect the Company’s financial position, liquidity or results of operations.

a) In February 2006, the Korean government indicted the former team head of the Company’s lottery department and several other individuals in connection with excessive fees paid to a subcontractor by the government. The subcontractor, Korea Lottery Service Inc., was hired by the Company with the Korean government’s approval in connection with the Company’s lottery operations, and fees paid to such subcontractor were deducted prior to transferring any profit received by the Company to the government. In December 2007, the Seoul Central District Court found the former team head of the Company’s lottery department guilty but ruled in favor of the other defendants. Both the former team head of the Company’s lottery department and the prosecutor’s office appealed the case to the Seoul High Court. In January 2009, the Seoul High Court ruled in favor of the former team head of the Company’s lottery department. In February 2009, the prosecutor’s office appealed the case to the Supreme Court of Korea, which dismissed the appeal.

In August 2006, the government filed a lawsuit seeking the return of ~~W~~321 billion of excessive fees relating to the lottery operations against the Company, Ernst & Young Han Young, Korea Lottery Service Inc. and the Company’s and their relevant employees. In April 2009, the Seoul Central District Court dismissed the government’s claim. In May 2009, the government appealed the case to the Seoul High Court, where it is currently pending.

In April 2004, the Lottery Commission of the Korean government revised the fee rate for fees payable to Korea Lottery Service Inc. by reducing it from 9.523% to 3.144%. Korea Lottery Service Inc. filed a lawsuit with the Seoul Central District Court claiming that such reduction by the Lottery Commission was invalid and demanding the payment of approximately ~~W~~20 billion of unpaid fees by the Company, which is the difference between the fees payable by the Company under the previous rate and the revised rate in respect of fees incurred in May 2004. In December 2006, the Seoul Central District Court ruled in favor of Korea Lottery Service Inc., and the Company appealed to the Seoul High Court in January 2007. In May 2008, the Seoul High Court ruled in favor of Korea Lottery Service Inc. in part but reduced the amount of damages to ~~W~~4.5 billion. In June 2008, both the Company and Korea Lottery Service Inc. appealed the case to the Supreme Court of Korea, where it is currently pending.

In addition, in January 2007, Korea Lottery Service Inc. filed another lawsuit with the Seoul Central District Court seeking payment of unpaid fees in the aggregate amount of ~~W~~446 billion, which is the difference between the fees payable by the Company under the previous rate and the revised rate, for fees incurred from June 2004 to December 2006. In July 2008, the Seoul Central District Court ruled in favor of the Company in part and reduced the

KB FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

amount of damages to ~~W~~123 billion. In August 2008, both the Company and Korea Lottery Service Inc. appealed the case to the Seoul High Court, where it is currently pending.

Furthermore, in June 2008, Korea Lottery Service Inc. filed another lawsuit with the Seoul Central District Court seeking payment of unpaid fees in the aggregate amount of ~~W~~134 billion, which is the difference between the fees payable by the Company under the previous rate and the revised rate, for fees incurred from January 2007 to December 1, 2007. The case is currently pending.

b) In September 2006, the Korea Fair Trade Commission ordered the Company to cease, the following practices and assessed an administrative fine against the Company in the aggregate amount of ~~W~~6.4 billion :

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

In November 2006, the Company paid the full amount of such ~~W~~6.4 billion fine, after filing a lawsuit with the Seoul High Court in October 2006 to revoke the order. In January 2008, the Seoul High Court ruled in favor of the Korea Fair Trade Commission regarding the orders with respect to the first and third practices described above, and in favor of the Company regarding the order with respect to the second practice described above. Furthermore, the Seoul High Court ruled that the administrative fine imposed in connection with the first practice described above was excessive and ordered a reassessment. The Company and the Korea Fair Trade Commission both appealed the ruling to the Supreme Court, which ruled in favor of the Korea Fair Trade Commission regarding the orders with respect to the three practices described above but upheld the Seoul High Court’s ruling that the administrative fine imposed in connection with the first practice described above was excessive.

Furthermore, in September 2006, the Korea Fair Trade Commission announced that it would issue a formal warning to the Company for:

•	canceling accumulated bonus points given to its credit card holders whose card transactions were suspended for more than a year; and

•	not giving certain bonus points to its credit card holders who were in default on their payments.

However, the Company has not received any formal warning from the Korea Fair Trade Commission on this matter to date.

In addition, in May 2006 the Korea Fair Trade Commission commenced an investigation into whether various domestic banks (including the Company) engaged in collusive or anti-competitive activity in connection with various commission fees. As a result of such investigation, in March 2008, the Korea Fair Trade Commission took the following actions:

•	The Korea Fair Trade Commission ordered seven credit card issuers (including the Company) to stop certain allegedly collusive practices in reducing draft capture fees payable to value-added network companies and to pay administrative fines in an aggregate amount of ~~W~~1.1 billion. The Company submitted an objection notice to the Korea Fair Trade Commission in connection with such determination, and the Korea Fair Trade Commission dismissed the Company’s objection in June 2008. In August 2008, the Company appealed the Korea Fair Trade Commission’s decision to the Seoul High Court, which dismissed the appeal. In July 2009, the Company appealed the case to the Supreme Court of Korea, which dismissed the appeal; and

•	The Korea Fair Trade Commission ordered the Company to stop alleged price-fixing practices in charging certain new fees in connection with export bills of exchange and banker’s usance letters of credit and to pay

KB FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

administrative fines in the amount of ~~W~~257 million and ~~W~~439 million, respectively, for such activities. In June 2008, the Company appealed the Korea Fair Trade Commission’s decisions to the Seoul High Court. In February 2009, the Seoul High Court ruled in favor of the Korea Fair Trade Commission with respect to the Company’s alleged price-fixing practices in charging certain new fees in connection with banker’s usance letters of credit. In April 2009, the Seoul High Court ruled in favor of the Korea Fair Trade Commission with respect to the Company’s alleged price-fixing practices in charging certain new fees in connection with export bills of exchange. The Company has appealed both cases to the Supreme Court of Korea, where they are currently pending.

Furthermore, in April 2008, the Korea Fair Trade Commission ordered the Company to stop alleged price-fixing practices in connection with direct deposit fees, and to pay administrative fines in the amount of ~~W~~537 million for such activities. In July 2008, the Company appealed the Korea Fair Trade Commission’s decision to the Seoul High Court, which dismissed the Company’s appeal in May 2009. In June 2009, the Company appealed this case to the Supreme Court of Korea, where it is currently pending.

c) During the first quarter of 2004, the National Tax Service of Korea completed a tax audit in respect of the Company for the fiscal years 1998, 1999, 2000 and 2001, as a result of which the Company was assessed ~~W~~124 billion (including residence tax) for tax deficiencies. The Company has paid the entire amount, but appealed the assessment to the National Tax Tribunal, which ruled in favor of the National Tax Service of Korea in part. In 2005 and 2006, the Company filed various administrative lawsuits appealing the judgment of the National Tax Tribunal. The Company previously had one lawsuit pending at the Supreme Court of Korea, which was decided in its favor in June 2009. The Company previously had two additional lawsuits on this matter pending at the Supreme Court of Korea, one of which was decided in its favor in January 2010 and the other in favor of the National Tax Service of Korea in March 2010.

d) During the first half of 2007, the National Tax Service of Korea completed a tax audit in respect of the Company for the fiscal years 2002, 2003, 2004 and 2005, as a result of which the Company was assessed ~~W~~190 billion (including residence tax) for tax deficiencies. In addition, during the second half of 2007, the National Tax Service of Korea assessed additional income taxes for prior years amounting to ~~W~~292 billion (including residence tax) for tax deficiencies. The Company paid the entire amount of such additional assessments in 2007, but filed an appeal with the National Tax Tribunal with respect to tax assessments made in 2007 amounting to ~~W~~482 billion (including residence tax), and the Company recorded ~~W~~481 billion of such income taxes paid as “Other Assets” in the Company’s consolidated financial statements as of December 31, 2007 and 2008, which was reduced to ~~W~~401 billion as of December 31, 2009.

e) In June 2008, the Ministry of Land, Transport and Maritime Affairs of the Korean government filed a suit against the Company in the Seoul Central District Court to recover ~~W~~ 116 billion of ATM transaction fees that were allegedly overcharged by the Company during the period from February 2003 to December 2006, by applying the higher bank teller transaction fees to ATM transactions. In January 2009, the Seoul Central District Court ruled in favor of the Company, and the Ministry of Land, Transport and Maritime Affairs appealed the case to the Seoul High Court, which dismissed the appeal. In September 2009, the Ministry of Land, Transport and Maritime Affairs appealed the case to the Supreme Court of Korea, which dismissed the appeal.

f) Since November 2008, certain customers of the Company have filed lawsuits against it in connection with its sales of foreign currency derivatives products known as “KIKO” (which stands for “knock-in knock-out”), which are intended to operate as hedging instruments against fluctuations in the exchange rate between the Won and the U.S. dollar. Due to the significant depreciation of the Won against the U.S. dollar in 2008 and 2009, customers who have purchased KIKO products from the Company are required to make large payments to it. Six companies have filed lawsuits against the Company alleging that the contracts under which the relevant KIKO products were sold should be invalidated and that the Company should return payments received thereunder. The aggregate amount of such claims, as of May 4, 2010, was approximately ~~W~~19 billion and may increase in the event of future depreciation

KB FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

of the Won against U.S. dollar. Additional lawsuits, as well as motions for preliminary injunctions, may be filed against the Company with respect to KIKO products, and the final outcome of such litigation remains uncertain.

g) Since November 2008, 392 of the Company’s customers have filed 11 lawsuits against it in connection with its sales of offshore funds and currency future contracts, claiming damages of ~~W~~5,670 million. The customers allege that the losses were caused by the Company’s negligence in inadequately explaining the risks of such investment to its customers and in structuring funds with inappropriate currency future hedging features. Four of the lawsuits were dismissed and not appealed. One of the lawsuits was dismissed by the Seoul Central District Court in July 2009 and the plaintiffs appealed to the Seoul High Court, where it is currently pending. Five of the remaining lawsuits are currently pending at the Seoul Central District Court and one lawsuit is pending at the Daegu District Court. Additional lawsuits may be filed against the Company with respect to its sales of such products, and the final outcome of such litigation remains uncertain.

Lease commitments

The Company entered into capital leases in 2008, while all leases entered into by the Company as lessee were operating leases until 2007. Total rental expenses for the years ended December 31, 2007, 2008 and 2009 were ~~W~~129,538 million, ~~W~~173,297 million, and ~~W~~183,716 million, respectively. Pursuant to the terms of lease agreements pertaining to premises and equipment in effect at December 31, 2009, future minimum rental payments under non-cancelable operating and capital lease terms are as follows:

	Operating	Capital
	Lease	Lease
	(In millions of
	Korean won)

2010	108,074	26,470
2011	57,414	183
2012	31,499	154
2013	9,714	210
2014	3,092	277
Thereafter	2,644	—

Total	212,437	27,294

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

As of December 31, 2008 and 2009, the financial instruments whose contract amounts represent credit risk to the Company were as follows:

	Contract Amount
	2008	2009
	(In millions of Korean won)

Guarantees	6,561,490	6,225,712
Commercial letters of credit(1)	9,949,069	8,350,739
Unused lines of credit:
Commercial	25,895,687	28,560,694
Consumer(2)	54,778,970	55,048,603

(1)	The above contains advance payment refund guarantees and others which amount to ~~W~~3,127,334 million and ~~W~~2,678,712 million as of December 31, 2008 and 2009, respectively.

(2)	Of this amount, ~~W~~42,287,411 million and ~~W~~41,784,795 million as of December 2008 and 2009, respectively, relate to the unused credit card limits that may be cancelled by the Company at any time.

Fund contribution commitments

On December 17, 2008, the Company committed to contribute ~~W~~1,043,826 million to the Bond Market Stabilization Fund aimed at stabilizing the local debt market. As of December 31, 2009, the Company’s total contribution amounted to ~~W~~521,913 million.

Bad bank contribution commitment

On October 17, 2009, the Company committed to contribute ~~W~~175,000 million to the UAMCO. As of December 31, 2009, the Company’s total contribution amounted to ~~W~~162,750 million.

KB FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Pledged assets

The primary components of assets pledged as collateral for borrowings and other purposes as of December 31, 2008 and 2009 were as follows:

	2008	2009
	(In millions of Korean won)

Trading securities	1,055,706	1,309,212
Available-for-sale securities	3,303,349	1,189,954
Held-to-maturity securities	8,099,494	6,977,474
Other securities	258	278
Loans	835,727	4,956,728
Real estate	9,035	3,919
Cash	3,000	114,100

Total	13,306,569	14,551,665

Obligation under guarantees

The Company provides a variety of guarantees to its customers to enhance their credit standing and enable them to complete a wide variety of business transactions. The maximum potential amount of future payments represents the notional amounts that could be lost under the guarantees if there were a total default by the guaranteed parties, without consideration of possible recoveries under recourse provisions or from collateral held or pledged. Guarantee arrangements have been recorded on the Company’s consolidated balance sheet at their fair value at inception as “Other liabilities” with an offsetting entry in “Other assets”. As cash is received under such arrangements and applied to other assets, the liability recorded at inception is amortized into fees and commissions over the life of the contract. The table below summarizes all of the Company’s guarantees under FIN 45 (ASC 460) as of December 31, 2009.

				Maximum
				Potential Amount
				of Future Payment
	Expire Within	Expire After		or Notional
	One Year	One Year	Total	Amounts
	(In millions of Korean won)

Financial guarantees	293,038	303,150	596,188	596,188
Performance guarantees	3,682,165	1,947,359	5,629,524	5,629,524
Liquidity facilities to SPEs	469,513	1,105,857	1,575,370	1,575,370
Trust Fund Guarantees	506,323	2,362,189	2,868,512	2,868,512

Total	4,951,039	5,718,555	10,669,594	10,669,594

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

As of December 31, 2008 and 2009, the carrying amount of the liabilities related to financial and performance guarantees amounted to ~~W~~32,525 million and ~~W~~19,433 million, respectively.

KB FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Liquidity facilities to SPEs represent irrevocable commitments to provide contingent liquidity credit lines including commercial paper purchase agreements to SPEs for which the Company serves as the administrator. The SPEs are established by clients to have access to funding from the commercial paper market or the corporate debt market by transferring assets to the SPEs. The Company had commitments to provide liquidity to SPEs up to ~~W~~1,129 billion and ~~W~~1,575 billion as of December 31, 2008 and 2009, respectively. As of December 31, 2008 and 2009, the carrying amount of these liabilities amounted to ~~W~~2,585 million and ~~W~~10,375 million, respectively. Although the Company does not sell assets to these SPEs, it would be required to provide funding under the liquidity credit lines in the event that the SPEs do not hold enough funds to make scheduled payments on their outstanding senior debt securities. Under the commercial paper purchase agreements, the Company is required to purchase commercial paper issued by the SPEs when enough funding is not available in the commercial paper market. The Company has limited credit exposure to these SPEs because the risk of first loss is borne by the clients or other third parties, or the SPEs are over-collateralized.

In the normal course of the Company’s business, indemnification clauses are often included in standard contracts with an assessment that risk of loss is remote. In many cases, there are no stated or notional amounts included in the indemnification clauses and the contingencies triggering the obligation to indemnify have not occurred and are not expected to occur. No amounts were reflected in the consolidated balance sheets as of December 31, 2008 and 2009 related to these indemnifications.

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

Presented in the table below is the maximum potential amount of future payments classified based upon internal and external credit ratings as of December 31, 2009.

	Investment	Non-Investment
	Grade	Grade	Not Rated	Total
	(In millions of Korean won)

Financial guarantees	446,867	149,321	—	596,188
Performance guarantees	3,395,785	2,231,415	2,324	5,629,524
Liquidity facilities to SPEs	1,220,606	354,764	—	1,575,370
Trust Fund Guarantees	—	—	2,868,512	2,868,512

Total	5,063,258	2,735,500	2,870,836	10,669,594

32.	Concentrations of Geographic and Credit Risk

Geographic risk

Loans to borrowers based in Korea comprised 99% of the Company’s loan portfolio as of December 31, 2008 and 2009. Investments in debt and equity securities of Korean entities comprised 99% of the Company’s investment portfolio, including investments held by the Company’s venture capital subsidiaries, as of December 31, 2008 and 2009.

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

The Company regularly monitors various segments of its credit risk portfolio to assess potential concentration risks and to obtain collateral when deemed necessary. No entity was responsible for 10% or more of the Company’s total interest and dividend income for the years ended December 31, 2007, 2008 and 2009.

The table below indicates major products including exposures of on-balance sheet loans and off-balance sheet credit instruments (principally unused credit lines) as of December 31.

	2008			2009
	Total Credit	On-Balance	Off-Balance	Total Credit	On-Balance	Off-Balance
	Exposure	Sheet	Sheet	Exposure	Sheet	Sheet
	(In millions of Korean won)

Commercial and industrial loans	88,460,164	75,140,264	13,319,900	88,745,085	74,611,001	14,134,084
Construction loans	12,986,016	10,052,096	2,933,920	11,750,371	8,096,574	3,653,797
Other commercial loans	11,796,929	2,950,577	8,846,352	11,832,021	2,178,037	9,653,984
Mortgages and home equity loans	71,321,668	69,923,921	1,397,747	75,067,868	70,678,319	4,389,549
Credit card loans	53,809,964	11,522,553	42,287,411	53,153,116	11,368,321	41,784,795
Other consumer loans	38,685,584	27,592,649	11,092,935	35,822,547	26,949,582	8,872,965
Foreign loans	3,250,926	2,454,534	796,392	3,463,673	2,343,550	1,120,123

Total	280,311,251	199,636,594	80,674,657	279,834,681	196,225,384	83,609,297

33.	Related Party Transactions

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

Relationship in
Related Party	Financial Years	Remark

LG International Corp. (“LGInt.”)	Mar 2006 to Mar 2009	In March 2009, the director resigned from the Company
Aju Auto Rental (“Aju”)	Feb 2009 to Feb 2010	May 2009 onwards
Kolon I’Networks Corp. (“KolonINet”)	Mar 2006 to Mar 2010	In March 2010, the director resigned from the Company
SK Holdings Co., Ltd. (“SK”)	Mar 2008 onwards	Mar 2008 onwards
Ace Technologies Corp. (“AceTech”)	Sep 2008 to Mar 2009	In March 2010, the director resigned from the Company
Uclick Co., Ltd.(“Uclick”)	Mar 2008 to Feb 2010	In February 2010, the director resigned from the Company
Kolon Benit Co., Ltd. (“KolonBenit”)	Mar 2006 to Dec 2009	In March 2010, the director resigned from the Company

Loans to related parties

The table below summarizes the changes in the amount of loans to directors, director nominees and executive officers.

	2008	2009
	(In millions of Korean won)

Loans, January 1,	9,883	6,970
New loans	5,680	6,486
Repayments	8,593	1,211

Loans, December 31,	6,970	12,245

The outstanding balances as of December 31, 2007, 2008, and 2009 and the related expense and income for the years then ended with respect to related party transactions were as follows:

	2007
			Money					KB	ING
	Trusts(1)	DSME	Today	SK	HITE	LGInt	Uclick	Life	Life	Directors
	(In millions of Korean won)

Loans	—	—	217	150,000	20,000	36,103	652	—	—	9,883
Due from customers on acceptances	—	18,011	—	—	—	5,765	—	—	—	—
Receivables	12,334	—	—	—	—	—	—	—	—	—
Borrowings	1,411,089	—	—	—	—	—	—	—	—	—
Interest income on loans	—	—	—	8,295	1,079	1,200	35	5	—	565
Fees and commission income	113,246	110	—	92	—	24	—	43,452	8,814	—
Interest expense on borrowings	72,628	—	—	—	—	—	—	—	—	—
Purchase of goods and services	—	—	—	—	—	—	2,234	—	—	—

(1)	See Note 36

KB FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	2008
			Money				Ace	Kolon		Kolon	KB	ING
	Trusts(1)	DSME(4)	Today(4)	SK(4)	HITE(5)	LGInt(4)	Tech(4)	INet(2)	Uclick(3)	Benit(2)	Life	Life	Directors(6)
	(In millions of Korean won)

Loans	—	—	—	150,000	—	101,562	2,000	35,033	—	—	—	—	6,970
Due from customers on acceptances	—	—	—	—	—	44,990	—	—	—	—	—	—	—
Receivables	14,743	—	—	—	—	—	—	—	—	—	—	—	—
Borrowings	2,775,135	—	—	—	—	—	—	—	—	—	—	—	—
Interest income on loans	—	—	5	8,295	290	2,124	68	331	38	—	9	—	956
Fees and commission income	101,274	36	—	—	—	153	—	32	—	—	47,951	10,674	—
Interest expense on borrowings	72,001	—	—	—	—	—	—	—	—	—	—	—	—
Purchase of goods and services	—	—	—	—	—	—	—	—	3,006	182	—	—	—

(1)	See Note 36

(2)	The non-executive director of the Company, is the CEO and non-executive director of Kolon INet and Kolon Benit, respectively.

(3)	The non-executive director of the Company, is the majority stockholder of Uclick.

(4)	The non-executive directors of the Company during the year were also non-executive directors of the entities above.

(5)	The non-executive director of the Company during the year was the senior advisor of the entity.

(6)	Represent directors, director nominees, executive officers (Deputy President or higher) and their immediate family members.

	2009
			Aju
			Auto	Kolon		Ace	KB		Kolon
	Trusts(1)	LGInt(4)	Rental(5)	INet(2)	SK(4)	Tech(4)	Life	Uclick(3)	Benit(2)	Directors(6)
	(In millions of Korean won)

Loans	—	—	17,548	9,970	150,000	—	—	—	—	12,245
Due from customers on acceptances	—	—	—	—	—	—	—	—	—	—
Receivables	22,959	—	—	—	—	—	—	—	—	—
Borrowings	1,658,160	—	—	—	—	—	—	—	—	—
Interest income on loans	—	826	1,312	1,054	8,295	20	1	—	—	646
Fees and commission income	126,785	12	—	2	—	—	34,636	—	—	—
Interest expense on borrowings	56,438	—	—	—	—	—	—	—	—	—
Purchase of goods and services	—	—	—	—	—	—	—	603	102	—

(1)	See Note 36

(2)	The non-executive director of the Company, is the CEO and non-executive director of Kolon INet and Kolon Benit, respectively.

(3)	The non-executive director of the Company, is the majority stockholder of Uclick.

(4)	The non-executive directors of the Company during the year were also non-executive directors of the entities above.

(5)	The non-executive director of the Company during the year was the senior advisor of the entity.

(6)	Represent directors, director nominees, executive officers (Deputy President or higher) and their immediate family members.

KB FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

34.	Operating Subsidiaries

Operating subsidiaries of the Company as of December 31, 2009 were as follows:

	Country of	Percentage
	Incorporation	Ownership

Kookmin Bank	Korea	100.00%
KB Investment & Securities Co., Ltd.	Korea	100.00%
KB Asset Management Co., Ltd.	Korea	100.00%
KB Real Estate Trust Co., Ltd.	Korea	100.00%
KB Investment Co., Ltd.	Korea	100.00%
KB Futures Co., Ltd.	Korea	100.00%
KB Credit Information Co., Ltd.	Korea	100.00%
KB Data Systems Co., Ltd.	Korea	100.00%
Kookmin Bank Hong Kong Ltd.(2)	Hong Kong	100.00%
Kookmin Bank Int’l Ltd.(2)	United Kingdom	100.00%
Kookmin Bank Cambodia PLC.(1)(2)	Cambodia	51.00%
KB Investment & Securities Hong Kong Ltd.(3)	Hong Kong	100.00%

(1)	Kookmin Bank Cambodia PLC. newly became a subsidiary of the Company in 2009.

(2)	Indicates percentage of ownership by Kookmin Bank.

(3)	Indicates percentage of ownership by KB Investment & Securities Co., Ltd.

All holdings are in the common shares of the undertaking concerned. Certain VIEs, which have been consolidated in accordance with FIN 46(R) (ASC 810) as of December 31, 2008 and 2009, are not included in the list of operating subsidiaries.

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

A summary of the business segment results is shown in the following table:

			Capital	Credit				U.S.
	Retail	Corporate	Markets	Card		Total	Inter-Segment	GAAP
Year Ended December 31, 2007	Banking	Banking	Activities	Operations	Other	Segment	Transactions(1)	Adjustments	Total
	(In millions of Korean won)

Operating income	11,465,514	7,048,300	9,019,943	2,238,803	3,482,028	33,254,588	(10,727,867)	(5,721,523)	16,805,198
Operating expense	9,611,829	6,463,264	9,045,737	1,532,613	1,957,687	28,611,130	(10,629,155)	(6,142,579)	11,839,396

Segment results	1,853,685	585,036	(25,794)	706,190	1,524,341	4,643,458	(98,712)	421,056	4,965,802

Interest income	10,304,640	6,372,668	3,459,384	1,997,440	1,339,041	23,473,173	(9,596,017)	(1,084,815)	12,792,341
Interest expense	7,350,859	5,280,951	3,516,996	449,045	342,331	16,940,182	(10,142,560)	(110,174)	6,687,448

Net interest income(expense)	2,953,781	1,091,717	(57,612)	1,548,395	996,710	6,532,991	546,543	(974,641)	6,104,893
Provision for credit losses	84,110	416,403	23	19,468	27,524	547,528	(61)	(529,093)	18,374
Non-interest income	1,160,874	675,632	5,560,559	241,363	2,142,987	9,781,415	(1,131,850)	(4,636,708)	4,012,857
Non-interest expenses	1,941,470	728,371	5,527,876	1,020,704	1,477,086	10,695,507	(484,195)	(5,496,620)	4,714,692

Net non-interest income (expenses)	(780,596)	(52,739)	32,683	(779,341)	665,901	(914,092)	(647,655)	859,912	(701,835)
Depreciation and amortization	235,390	37,539	842	43,396	110,746	427,913	(2,339)	(6,692)	418,882

Extraordinary gain	—	—	—	—	—	—	—	—	—
Net income (loss) before tax expense(benefits)	1,853,685	585,036	(25,794)	706,190	1,524,341	4,643,458	(98,712)	421,056	4,965,802
Income tax expense (benefit)	515,511	170,853	(6,915)	200,928	902,674	1,783,051	(503)	(576,115)	1,206,433
Cumulative effect of a change in accounting principle	—	—	—	—	—	—	—	—	—

Net income (loss)	1,338,174	414,183	(18,879)	505,262	621,667	2,860,407	(98,209)	997,171	3,759,369

Segments’ total assets	90,257,424	73,194,276	38,573,300	9,950,104	13,024,404	224,999,508	(1,955,064)	(5,361,676)	217,682,768

(1)	Includes eliminations for consolidation, inter-segment transactions and certain differences in classification under management’s reporting system.

KB FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

			Capital	Credit				U.S.
	Retail	Corporate	Markets	Card		Total	Inter-Segment	GAAP
Year Ended December 31, 2008	Banking	Banking	Activities	Operations	Other	Segment	Transactions(1)	Adjustments	Total
	(In millions of Korean won)

Operating income	13,221,279	10,795,406	35,060,413	2,420,638	4,344,574	65,842,310	(19,548,677)	(27,512,912)	18,780,721
Operating expense	11,501,353	10,996,918	34,941,864	1,938,147	3,581,537	62,959,819	(19,381,568)	(26,584,315)	16,993,936

Segment results	1,719,926	(201,512)	118,549	482,491	763,037	2,882,491	(167,109)	(928,597)	1,786,785

Interest income	12,224,734	9,551,144	4,352,695	2,115,252	1,385,306	29,629,131	(12,713,112)	(1,087,577)	15,828,442
Interest expense	9,256,727	8,206,760	4,204,987	614,730	564,010	22,847,214	(13,337,045)	(150,516)	9,359,653

Net interest income(expense)	2,968,007	1,344,384	147,708	1,500,522	821,296	6,781,917	623,933	(937,061)	6,468,789
Provision for credit losses	203,038	1,351,006	12,789	98,393	163,227	1,828,453	(1,233)	486,234	2,313,454
Non-interest income	996,545	1,244,262	30,707,718	305,386	2,959,268	36,213,179	(6,835,565)	(26,425,335)	2,952,279
Non-interest expenses	1,822,477	1,384,180	30,723,017	1,166,056	2,722,721	37,818,451	(6,061,312)	(26,843,497)	4,913,642

Net non-interest income (expenses)	(825,932)	(139,918)	(15,299)	(860,670)	236,547	(1,605,272)	(774,253)	418,162	(1,961,363)
Depreciation and amortization	219,111	54,972	1,071	58,968	131,579	465,701	18,022	(76,536)	407,187

Extraordinary gain	—	—	—	—	—	—	—	—	—
Net income (loss) before tax expense(benefits)	1,719,926	(201,512)	118,549	482,491	763,037	2,882,491	(167,109)	(928,597)	1,786,785
Income tax expense (benefit)	472,980	(55,416)	32,600	132,686	94,400	677,250	164,832	(388,235)	453,847
Cumulative effect of a change in accounting principle	—	—	—	—	—	—	—	—	—
	—	—	—	—	—	—	—	—	—

Net income (loss)	1,246,946	(146,096)	85,949	349,805	668,637	2,205,241	(331,941)	(540,362)	1,332,938

Segments’ total assets	98,796,601	91,525,828	51,037,945	11,225,114	35,429,231	288,014,719	(20,465,928)	(9,221,880)	258,326,911

(1)	Includes eliminations for consolidation, inter-segment transactions and certain differences in classification under management’s reporting system.

(2)	Figures shown in the above table for the year ended December 31, 2008 represent the consolidated income statement data of Kookmin Bank for the period between January 1, 2008 and June 30, 2008 of ~~W~~1,263 billion and the Company for the period between September 29, 2008 and December 31, 2008 of ~~W~~610 billion under Korean GAAP. However, the consolidated income statement of the Company from September 29, 2008 and December 31, 2008 includes results of all subsidiaries from July 1, 2008 to December 31, 2008 because the acquisition cost of Kookmin Bank and its subsidiaries in connection with the comprehensive stock transfer pursuant to which the Company was established has been determined as the net asset amount of Kookmin Bank and its subsidiaries as of June 30, 2008 based on Korean GAAP.

KB FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

			Capital	Credit				U.S.
	Retail	Corporate	Markets	Card		Total	Inter-Segment	GAAP
Year Ended December 31, 2009	Banking	Banking	Activities	Operations	Other	Segment	Transactions(1)	Adjustments	Total
	(In millions of Korean won)

Operating income	10,767,548	9,117,257	19,508,950	2,559,243	2,863,332	44,816,330	(14,223,088)	(13,489,676)	17,103,566
Operating expense	9,603,133	9,165,844	19,394,967	1,932,273	3,471,157	43,567,374	(13,526,540)	(13,863,321)	16,177,513

Segment results	1,164,415	(48,587)	113,983	626,970	(607,825)	1,248,956	(696,548)	373,645	926,053

Interest income	9,889,533	8,378,695	3,846,266	2,288,233	135,708	24,538,435	(9,762,047)	(1,186,268)	13,590,120
Interest expense	7,449,611	6,556,592	3,701,876	463,649	593,218	18,764,946	(10,413,325)	(120,192)	8,231,429

Net interest income(expense)	2,439,922	1,822,103	144,390	1,824,584	(457,510)	5,773,489	651,278	(1,066,076)	5,358,691
Provision for credit losses	263,761	1,391,912	53,049	266,046	323,641	2,298,409	576	(94,992)	2,203,993
Non-interest income	878,015	738,562	15,662,684	271,010	2,727,624	20,277,895	(4,461,041)	(12,303,408)	3,513,446
Non-interest expenses	1,693,885	1,154,559	15,638,908	1,147,435	2,393,227	22,028,014	(3,131,927)	(13,585,003)	5,311,084

Net non-interest income (expenses)	(815,870)	(415,997)	23,776	(876,425)	334,397	(1,750,119)	(1,329,114)	1,281,595	(1,797,638)
Depreciation and amortization	195,876	62,781	1,134	55,143	161,071	476,005	18,136	(63,134)	431,007

Extraordinary gain	—	—	—	—	—	—	—	—	—
Net income (loss) before tax expense(benefits)	1,164,415	(48,587)	113,983	626,970	(607,825)	1,248,956	(696,548)	373,645	926,053
Income tax expense (benefit)	320,214	(13,362)	31,346	172,416	(464,782)	45,832	(20,918)	182,570	207,484
Cumulative effect of a change in accounting principle	—	—	—	—	—	—	—	—	—
	—	—	—	—	—	—	—	—	—

Net income (loss)	844,201	(35,225)	82,637	454,554	(143,043)	1,203,124	(675,630)	191,075	718,569

Segments’ total assets	100,871,142	89,113,715	45,348,512	11,991,434	37,685,520	285,010,323	(22,841,873)	(8,313,018)	253,855,432

(1)	Includes eliminations for consolidation, inter-segment transactions and certain differences in classification under management’s reporting system.

The allowance for loan losses under U.S.GAAP for each segment is as follows:

			Capital
	Retail	Corporate	Markets	Credit Card
	Banking	Banking	Activities	Operations	Other	Total
	(In millions of Korean won)

As of December 31, 2008	378,240	2,387,914	7,746	213,131	56,504	3,043,535
As of December 31, 2009	461,013	2,532,894	335	202,173	144,631	3,341,046

KB FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The following is a reconciliation of the business segments’ total assets under Korean GAAP as of December 31, 2007, 2008 and 2009 to the consolidated total assets under U.S.GAAP:

	2007	2008	2009
	(In millions of Korean won)

Segments’ total assets	224,999,508	288,014,719	285,010,323
U.S. GAAP adjustments	(5,361,676)	(9,221,880)	(8,313,018)

Cash and cash equivalents	293,389	604,598	(129,864)
Restricted cash	(108,624)	887,372	453,122
Interest-bearing deposits in other banks	(76,214)	(1,706,276)	(879,692)
Call loans and securities purchased under resale agreements	7,576	19,491	(447)
Trading assets	(2,842,889)	(2,933,946)	(2,409,763)
Investment	(1,769,326)	(2,132,307)	(2,526,622)
Loans (net of allowance for loan losses)	1,810,489	1,798,977	2,189,741
Premises and equipment, net	(642,257)	(1,727,649)	(1,728,172)
Accrued interest and dividends receivable	(342,282)	(147,496)	(124,553)
Security deposits	(7,435)	(2,000)	(103,477)
Goodwill	172,478	341,765	442,695
Other intangible assets	66,766	34,474	11,027
Other assets	(1,923,347)	(4,258,883)	(3,507,013)
Inter-segment transactions	(1,955,064)	(20,465,928)	(22,841,873)

Consolidated total assets	217,682,768	258,326,911	253,855,432

The following is a reconciliation of the business segment’s operating income under Korean GAAP for the years ended December, 31, 2007, 2008 and 2009 to the consolidated operating income under U.S. GAAP:

	2007	2008	2009
	(In millions of Korean won)

Segments’ operating income	33,254,588	65,842,310	44,816,330
U.S. GAAP adjustments:	(5,721,523)	(27,512,912)	(13,489,676)

Interest and dividend income:
Deposits in other banks	(22,759)	(37,278)	(48,354)
Loans, including fees	(859,455)	(925,841)	(1,004,779)
Trading assets	(134,357)	(139,742)	(96,340)
Investment securities	(70,591)	4,396	(38,915)
Call loans and securities purchased under resale agreements	2,347	10,888	2,120

	(1,084,815)	(1,087,577)	(1,186,268)

Non-interest income:
Trust fees, nets	21,759	20,980	23,701
Other fees and commission income	841,740	825,337	895,026
Net trading revenue	(4,806,311)	(25,837,632)	(12,061,769)
Net gain on investments	(30,723)	(625,070)	(190,683)
Other non-interest income	(663,173)	(808,950)	(969,683)

	(4,636,708)	(26,425,335)	(12,303,408)

Inter-segment transactions	(10,727,867)	(19,548,677)	(14,223,088)

Consolidated operating income	16,805,198	18,780,721	17,103,566

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

Deferred loan costs:  Under U.S. GAAP, certain employee and other costs associated with originating loans are deferred and amortized over the life of the related loans as an adjustment to the yield of the loans, net of any related fees received. Under Korean GAAP, origination costs related to wages and salaries are recognized as expense when accrued.

Securities and hedging derivatives accounting:  For 2007 and 2008, under U.S. GAAP, decreases in fair value with respect to all securities below the cost basis of an individual security and deemed to be other-than-temporary must be written off through a charge to income. In determining whether a decrease in fair value is other — than-temporary, the following factors were considered: the length of time and the extent to which the market value had been less than cost; the financial condition and near-term prospects of the issuer; and the intent and ability of the holder to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in market value. Under Korean GAAP, when the recoverable value of available-for-sale or held-to-maturity securities is less than their amortized acquisition costs and there is any objective evidence of impairment, then their book value is adjusted to their recoverable amount, and the declines in book value are reflected in current loss as impairment losses. For 2009, under U.S. GAAP, decreases in fair value with respect to equity securities below the cost basis of an individual security and deemed to be other-than-temporary must be written off through a charge to income. For investment debt securities that the Company does not intent to sell and it more-likely-than-not will be required to sell before the expected recovery of the amortized cost basis, only the credit loss component of the impairment is recognized in earnings, while the rest of the fair value loss is recognized in accumulated comprehensive income. In determining whether a credit loss exists and the period over which the debt security is expected to recover, the following factors were considered: the length of time and the extent to which the market value had been less than cost; the financial condition and near-term prospects of the issuer; and the intent and ability of the holder to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in market value. Under Korean GAAP, when the recoverable value of available-for-sale or held-to-maturity securities is less than their amortized acquisition costs and there is any objective evidence of impairment, then their book value is adjusted to their recoverable amount, and the declines in book value are reflected in current loss as impairment losses.

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

Fixed Assets:  Under Korean GAAP, certain fixed assets were revalued upward in 1998 and 2008. As a result of this revaluation, the revaluation gain is included in total equity, and depreciation expense related to the revalued fixed assets is determined based on the new cost basis. Under U.S. GAAP, such a revaluation is not permitted and depreciation expense is based on historical cost.

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

Stock-based Compensation:  Under U.S. GAAP, compensation costs of stock options and grants are recognized using the fair value method. Under Korean GAAP, the compensation costs of stock options granted by 2006 were recognized using the intrinsic value method and prospectively, the costs of stock options and grants granted from 2007 are recognized using the fair value method.

Consolidation of Variable Interest Entities (“VIEs”):  Under U.S. GAAP, VIEs for which the Company has been determined to be the primary beneficiary are consolidated. Under Korean GAAP, certain VIEs which are established in the course of assets-backed securitizations of loans are deconsolidated under the Law of Securitization, but the majority of the VIEs do not qualify for deconsolidation under U.S. GAAP. This adjustment reflects the effects of the reversal of the securitization accounting treatment under Korean GAAP.

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

Fair value:  Under Korean GAAP, fair value is measured at the amount for which an asset can be exchanged between knowledgeable willing parties in an arm’s length transaction. Fair value measurements are not made for liabilities. Under U.S. GAAP, fair value is the price that would be received to sell an asset or paid to transfer a

KB FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

liability in an orderly transaction between market participants at the measurement date. U.S. GAAP requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. Fair value is a market-based measure considered from the perspective of a market participant.

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

The Guaranteed Principal Money Trusts require the Company to guarantee the return of the principal amount invested at the termination of a fixed term deposit. Additionally, the Company guarantees a specified rate of return on the principal amount invested in Guaranteed Fixed Rate Money Trusts. Based on the Company’s analysis of potential risk and reward generated from the guaranteed trusts, the Guaranteed Fixed Rate Money Trusts were consolidated in the Company’s financial statements in accordance with FIN 46(R). For further discussion on the consolidation scope of the trust accounts, refer to Note 9.

With respect to the managing of the trust accounts, the Company charges investment management fees on the Guaranteed Principal Money Trusts and other performance based trusts, and receives commission income, including penalty charges for early withdrawal of fixed term deposits.

37.	Subsequent Event

Kookmin Bank acquired 11,990,069 convertible preferred shares of JSC Bank CenterCredit at ~~W~~27,337 million through the participation of capital injection in January 2010. Additionally, in February 2010, Kookmin Bank acquired additional 24,571,396 convertible preferred shares and 3,886,574 outstanding common shares at ~~W~~57,423 million and ~~W~~48,442 million, respectively. Kookmin Bank consequently owns 41.93% of common and convertible preferred shares in JSC Bank CenterCredit as a result of the additional acquisition.