Form 20-F/A
period 2009-12-31
KB Financial Group Inc.
filed 2010-07-21
CIK 1445930

As filed with the Securities and Exchange Commission on July 21, 2010

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 20-F/A
(Amendment No. 1)
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
343,028,989 shares of Common Stock, par value ~~W~~5,000 per share
     Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. ☑ Yes ☐ No
     If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. ☐ Yes ☑ No
     Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. ☑ Yes ☐ No
     Indicate by check mark whether the registrant has submitted electronically and posted on its Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). ☑ Yes ☐ No
      Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

☑ Large accelerated filer	☐ Accelerated filer	☐ Non-accelerated filer (Do not check if a smaller reporting company)	☐ Smaller reporting company
     Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

☑ U.S. GAAP	☐ International Financial Reporting Standards as issued by the International Accounting Standards Board	☐ Other
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

Item 19. EXHIBITS
SIGNATURES
EX-101 INSTANCE DOCUMENT
EX-101 SCHEMA DOCUMENT
EX-101 CALCULATION LINKBASE DOCUMENT
EX-101 LABELS LINKBASE DOCUMENT
EX-101 PRESENTATION LINKBASE DOCUMENT
EX-101 DEFINITION LINKBASE DOCUMENT

EXPLANATORY NOTE
          This Amendment No. 1 to Form 20-F (the “Form 20-F/A”) amends our annual report on Form 20-F for the year ended December 31, 2009 (the “Annual Report”), which was originally filed with the U.S. Securities and Exchange Commission (the “SEC”) on June 23, 2010. The sole purpose of the filing of this Form 20-F/A is to furnish interactive data files as Exhibit 101 in accordance with Rule 405 of Regulation S-T.
          It should be noted that the interactive data files relating to the tables entitled “Consolidated statements of changes in total equity for the years ended December 31, 2007, 2008 and 2009” and “Consolidated statements of cash flows for the years ended December 31, 2007, 2008 and 2009” in Exhibit 101, while tagged correctly, may not render correctly on the SEC’s interactive data viewer. As such, you should refer to pages F-6 to F-10 in the Annual Report for the correct versions of such tables.
          This Form 20-F/A does not reflect events occurring after the filing of the Annual Report and does not modify or update the disclosure therein in any way other than to furnish interactive data files as Exhibit 101. No other changes have been made to the Annual Report. The filing of this Form 20-F/A should not be understood to mean that any statements contained in the Annual Report, as amended by this Form 20-F/A, are true or complete as of any date subsequent to the original filing date of the Annual Report.
Item 19. EXHIBITS

Number	Description
1.1*	Articles of Incorporation of KB Financial Group (translation in English).

2.1**	Form of Share Certificate of KB Financial Group’s common stock, par value ~~W~~5,000 per share (translation in English).

2.2***	Form of Third Amended and Restated Deposit Agreement among KB Financial Group, Citibank N.A., as depositary, and all holders and beneficial owners from time to time of American depositary shares evidenced by American depositary receipts issued thereunder, including the form of American depositary receipt.

4.1**	Amended and Restated Strategic Alliance Agreement, dated as of August 27, 2003, between Kookmin Bank and ING Bank N.V.

4.2**	Agreement Dealing with the Establishment of KB Financial Holding Company, dated as of April 30, 2008, among Kookmin Bank, KB Asset Management Co., Ltd., ING Bank B.V. and ING Insurance International B.V.

4.3*	Assignment and Assumption Agreement, dated as of September 29, 2008, among Kookmin Bank, KB Financial Group and ING Bank N.V.

8.1****	List of subsidiaries of KB Financial Group.

11.1*	Code of Ethics

12.1*	Section 302 certifications.

13.1*	Section 906 certifications.

15.1*	Letter of Deloitte Anjin LLC dated June 23, 2010

101.INS*****	Instance Document

101.SCH*****	Schema Document

101.CAL*****	Calculation Document

101.LAB*****	Labels Linkbase Document

101.PRE*****	Presentation Linkbase Document

101.DEF*****	Definition Linkbase Document

*	Incorporated by reference to the registrant’s filing on Form 20-F (No. 000-53445), filed on June 23, 2010.

**	Incorporated by reference to the registrant’s filing on Form 20-F (No. 000-53445), filed on June 15, 2009.

***	Incorporated by reference to the registrant’s filing on Form F-6 (No. 333-153711), filed on September 29, 2008.

****	Incorporated by reference to Note 34 of the consolidated financial statements of the registrant included in this annual report.

*****	XBRL (extensible Business Reporting Language) information is deemed not filed or a part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act of 1933, as amended, is deemed not filed for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, and otherwise is not subject to liability under these sections.

SIGNATURES
     The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

KB FINANCIAL GROUP INC.
(Registrant)

/s/ Kap Shin

(Signature)

Kap Shin
Deputy President and Chief Financial Officer

(Name and Title)
Date: July 21, 2010