Form 20-F
period 2010-12-31
KB Financial Group Inc.
filed 2011-06-20
CIK 1445930

As filed with the Securities and Exchange Commission on June 20, 2011

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2010

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to .

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

Telephone No.: +82-2-2073-2846

Facsimile No.: +82-2-2073-2848

(Name, telephone, e-mail and/or facsimile number and address of company contact person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered
American Depositary Shares, each representing one share of Common Stock	New York Stock Exchange
Common Stock, par value (Won)5,000 per share	New York Stock Exchange*

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

343,028,989 shares of Common Stock, par value (Won)5,000 per share

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.  ☒ Yes  ☐ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.  ☐ Yes  ☒ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.  ☒ Yes  ☐ No

Indicate by check mark whether the registrant has submitted electronically and posted on its Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).  ☒ Yes  ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☒	Accelerated filer ☐	Non-accelerated filer ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.  ☐ Item 17  ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).  ☐ Yes  ☒ No

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

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

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

As of and for the years ended December 31, 2006, 2007, 2008, 2009 and 2010, we have prepared financial information in accordance with United States generally accepted accounting principles, or U.S. GAAP. Unless indicated otherwise, the financial information in this annual report as of and for the years ended December 31, 2006, 2007, 2008, 2009 and 2010 has been prepared in accordance with U.S. GAAP.

We were established on September 29, 2008 pursuant to a “comprehensive stock transfer” under Korean law, whereby holders of the common stock of Kookmin Bank and certain of its subsidiaries transferred all of their shares to us, a new financial holding company, and in return received shares of our common stock. See “Item 4A. History and Development of the Company—The Establishment of KB Financial Group.” The stock transfer was accounted for under U.S. GAAP as a transaction between entities under common control and, with respect to the transfer by noncontrolling stockholders of Kookmin Bank’s subsidiaries included in the stock transfer, the acquisition by us of such noncontrolling interests of such subsidiaries was accounted for using the purchase method. Accordingly, the consolidated financial statements included in this annual report are, as of dates and for periods prior to the date of the stock transfer, for Kookmin Bank and its subsidiaries, and as of dates and for periods from and after the date of the stock transfer, for us and our subsidiaries, including Kookmin Bank. For further information regarding the accounting treatment of the stock transfer, see Note 3 of the notes to our consolidated financial statements.

In this annual report:

•

references to “we,” “us” or “KB Financial Group” are to KB Financial Group Inc. and, unless the context otherwise requires, its subsidiaries and, for periods of time prior to the establishment of KB Financial Group on September 29, 2008, Kookmin Bank and, unless the context otherwise requires, its subsidiaries as of such periods;

•	references to “Korea” are to the Republic of Korea;

•	references to the “government” are to the government of the Republic of Korea;

•	references to “Won” or “W” are to the currency of Korea; and

•	references to “U.S. dollars,” “$” or “US$” are to United States dollars.

Discrepancies between totals and the sums of the amounts contained in any table may be a result of rounding.

For your convenience, this annual report contains translations of Won amounts into U.S. dollars at the noon buying rate of the Federal Reserve Bank of New York for Won in effect on December 31, 2010, which was (Won)1,130.6 = US$1.00.

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

The selected consolidated financial and operating data set forth below as of and for the years ended December 31, 2006, 2007, 2008, 2009 and 2010 have been derived from our audited consolidated financial statements, which have been prepared in accordance with U.S. GAAP. Our consolidated financial statements as of and for the years ended December 31, 2006, 2007 and 2008 have been audited by independent registered public accounting firm Deloitte Anjin LLC and our consolidated financial statements as of and for the years ended December 31, 2009 and 2010 have been audited by independent registered public accounting firm Samil PricewaterhouseCoopers.

We were established on September 29, 2008 pursuant to a “comprehensive stock transfer” under Korean law, whereby holders of the common stock of Kookmin Bank and certain of its subsidiaries transferred all of their shares to us, a new financial holding company, and in return received shares of our common stock. See “Item 4A. History and Development of the Company—The Establishment of KB Financial Group.” The stock transfer was accounted for under U.S. GAAP as a transaction between entities under common control. Accordingly, the consolidated financial statements included in this annual report are, as of dates and for periods prior to the date of the stock transfer, for Kookmin Bank and its subsidiaries, and as of dates and for periods from and after the date of the stock transfer, for us and our subsidiaries, including Kookmin Bank. For further information regarding the accounting treatment of the stock transfer, see Note 3 of the notes to our consolidated financial statements.

You should read the following data together with the more detailed information contained in “Item 5. Operating and Financial Review and Prospects” and our consolidated financial statements included elsewhere in this annual report. Historical results do not necessarily predict future results.

Consolidated income statement data

	Year Ended December 31,
	2006		2007		2008		2009		2010		2010 (1)
	(in billions of Won, except common share data)										(in millions of US$, except common share data)
Interest and dividend income	(Won)	11,405	(Won)	12,792	(Won)	15,829	(Won)	13,590	(Won)	13,036	US$	11,530
Interest expense		5,342		6,687		9,360		8,231		6,971		6,165

Net interest income		6,063		6,105		6,469		5,359		6,065		5,365
Provision for credit losses		(100)		18		2,313		2,204		3,568		3,156
Non-interest income		2,880		4,013		2,952		3,513		3,363		2,975
Non-interest expenses		4,522		5,135		5,321		5,742		6,149		5,439
Income tax expense (benefit)		1,423		1,206		454		207		304		269
Income (loss) before cumulative effect of a change in accounting principle, net of tax (2)		3,098		3,759		1,333		719		(593)		(524)
Cumulative effect of a change in accounting principle		(2)		—		—		—		—		—

Net income (loss) (2)		3,096		3,759		1,333		719		(593)		(524)

Net income (loss) attributable to noncontrolling interests, net of tax (2)		5		4		7		(2)		(5)		(4)

Net income (loss) attributable to stockholders (2)	(Won)	3,091	(Won)	3,755	(Won)	1,326	(Won)	721	(Won)	(588)	US$	(520)

Net income (loss) attributable to stockholders per common share
Net income (loss)—basic	(Won)	8,969	(Won)	10,898	(Won)	4,012	(Won)	2,215	(Won)	(1,714)	US$	(1.52)
Net income (loss)—diluted (3)		8,969		10,898		4,012		2,215		(1,714)		(1.52)
Weighted average common shares outstanding-basic (in thousands of common shares) (4)		344,576		344,570		330,498		325,397		343,029		343,029
Weighted average common shares outstanding-diluted (in thousands of common shares) (4)		344,578		344,570		330,498		325,397		343,029		343,029
Cash dividends declared per common share (5)	(Won)	550	(Won)	3,650	(Won)	2,450	(Won)	—	(Won)	230	US$	0.20

(1)

Won amounts are expressed in U.S. dollars at the rate of (Won)1,130.6 to US$1.00, the noon buying rate in effect on December 31, 2010 as quoted by the Federal Reserve Bank of New York in the United States.

(2)

On January 1, 2009, we adopted Statement of Financial Accounting Standards (“SFAS”) No. 160, “Noncontrolling Interests in Consolidated Financial Statements” (ASC 810-10-45-15, “Consolidation—Noncontrolling Interest in a Subsidiary”) (“ASC 810-10-45-15”). As a result, minority interests have been recharacterized as noncontrolling interests and net income (loss) attributable to noncontrolling interests, net of tax, is included in income (loss) before cumulative effect of a change in accounting principle, net of tax, and subtracted from net income (loss) to calculate net income (loss) attributable to stockholders. Corresponding items for all prior periods have been restated accordingly.

(3)

Diluted earnings per share gives effect to the potential dilution that could occur if convertible securities, options or other contracts to issue common stock were converted into or exercised for common stock for the relevant periods. Effective from 2003, we had one category of potentially dilutive common shares, which was shares issuable on exercise of stock options granted to directors, executive officers and employees. Effective from August 2005, we changed the settlement method for such stock options to a cash settlement method (excluding certain outstanding stock options which were exercised in full in 2006), and accordingly there were no potentially dilutive common shares in 2007, 2008, 2009 and 2010.

(4)

In September 2009, we issued 30,000,000 new shares of our common stock (including 2,775,585 new shares in the form of ADSs) at a subscription price of (Won)37,250 per share (and US$29.95 per ADS), pursuant to a rights offering to our existing shareholders. The subscription price was less than the fair value per share of our common stock at such time. Under U.S. GAAP, such difference is treated similarly to a stock dividend, and the weighted average common shares outstanding for all periods have been adjusted accordingly. See Note 26 of the notes to our consolidated financial statements.

(5)	U.S. GAAP requires that dividends be recorded in the period in which they are declared rather than the period to which they relate unless these are the same.

Consolidated balance sheet data

	As of December 31,
	2006		2007		2008		2009		2010		2010 (1)
	(in billions of Won)										(in millions of US$)
Assets
Cash and cash equivalents	(Won)	3,775	(Won)	2,770	(Won)	3,073	(Won)	2,696	(Won)	3,867	US$	3,421
Restricted cash		3,277		3,996		4,794		6,050		3,360		2,971
Interest-bearing deposits in other banks		423		69		235		467		987		873
Call loans and securities purchased under resale agreements		1,738		1,628		1,407		2,036		2,850		2,520
Trading assets		3,744		6,594		13,095		7,721		6,085		5,382
Investments (2)		25,348		24,685		29,209		33,245		33,911		29,994
Loans (net of allowance for loan losses of (Won)2,468 billion in 2006, (Won)1,864 billion in 2007, (Won)3,043 billion in 2008, (Won)3,341 billion in 2009 and (Won)4,247 billion (US$3,757 million) in 2010		149,216		170,721		197,067		193,454		192,947		170,659
Due from customers on acceptances		620		1,106		2,063		1,895		1,878		1,661
Premises and equipment, net		1,612		1,660		1,775		1,617		1,478		1,308
Accrued interest and dividends receivable		802		899		1,124		1,029		957		846
Security deposits		1,190		1,335		1,428		1,406		1,402		1,240
Goodwill		394		394		578		580		586		518
Other intangible assets, net		185		183		208		191		275		244
Other assets		654		1,643		2,271		1,468		1,169		1,034

Total assets	(Won)	192,978	(Won)	217,683	(Won)	258,327	(Won)	253,855	(Won)	251,752	US$	222,671

Liabilities and Equity
Deposits:
Interest bearing	(Won)	125,195	(Won)	134,760	(Won)	155,263	(Won)	166,079	(Won)	176,846	US$	156,418
Non-interest bearing		4,345		3,678		3,438		3,104		3,082		2,726
Call money		168		794		3,444		1,365		605		535
Trading liabilities		1,223		1,812		8,191		4,246		3,270		2,892
Acceptances outstanding		620		1,106		2,063		1,895		1,878		1,661
Other borrowed funds		10,627		7,776		10,527		8,176		8,775		7,762
Accrued interest payable		3,698		4,196		4,961		3,819		3,703		3,276
Secured borrowings		7,463		6,315		5,880		4,670		2,651		2,345
Long-term debt		21,675		36,307		45,148		39,570		30,080		26,605
Other liabilities		3,174		3,953		3,817		3,355		3,826		3,383

Total liabilities		178,188		200,697		242,732		236,279		234,716		207,603

Common stock		1,682		1,682		1,782		1,932		1,932		1,709
Additional paid-in capital		5,404		5,405		6,253		7,200		7,210		6,377
Other		7,686		9,879		7,560		8,407		7,855		6,947

Stockholders’ equity		14,772		16,966		15,595		17,539		16,997		15,033
Noncontrolling interests (3)		18		20		0		37		39		35

Total equity		14,790		16,986		15,595		17,576		17,036		15,068

Total liabilities and equity	(Won)	192,978	(Won)	217,683	(Won)	258,327	(Won)	253,855	(Won)	251,752	US$	222,671

(1)

Won amounts are expressed in U.S. dollars at the rate of (Won)1,130.6 to US$1.00, the noon buying rate in effect on December 31, 2010 as quoted by the Federal Reserve Bank of New York in the United States.

(2)	Consists of available-for-sale securities, held-to-maturity securities, venture capital securities and other securities.
(3)

On January 1, 2009, we adopted ASC 810-10-45-15. As a result, minority interests have been recharacterized as noncontrolling interests and reclassified as a component of equity. Corresponding items for all prior periods have been restated accordingly.

Profitability ratios and other data

	Year Ended December 31,
	2006	2007	2008	2009	2010
	(Percentages)
Net income (loss) attributable to stockholders as a percentage of:
Average total assets (1)	1.61%	1.80%	0.54%	0.27%	(0.23)%
Average stockholders’ equity (1)	22.52	22.66	7.79	4.45	(3.22)
Dividend payout ratio (2)	39.73	21.95	—	10.94	(7.04)
Net interest spread (3)	3.15	2.84	2.48	1.97	2.25
Net interest margin (4)	3.43	3.17	2.83	2.21	2.50
Efficiency ratio (5)	50.56	50.75	56.48	64.72	65.22
Cost-to-average assets ratio (6)	2.36	2.46	2.18	2.19	2.37
Won loans (gross) as a percentage of Won deposits	112.16	119.48	120.50	111.55	105.94
Total loans (gross) as a percentage of total deposits	116.88	124.38	125.79	115.98	109.21

(1)	Average balances are based on daily balances for our primary banking operations and monthly or quarterly balances for our other operations.
(2)	Represents the ratio of total dividends declared on common stock as a percentage of net income attributable to stockholders.
(3)	Represents the difference between the yield on average interest earning assets and cost of average interest bearing liabilities.
(4)	Represents the ratio of net interest income to average interest earning assets.
(5)	Represents the ratio of non-interest expense to the sum of net interest income and non-interest income.
(6)	Represents the ratio of non-interest expense to average total assets.

Capital ratios under Korean GAAP

	Year Ended December 31,
	2006	2007	2008	2009	2010
	(Percentages)
Consolidated capital adequacy ratio of KB Financial Group (1)	—	—	11.73%	13.34%	13.08%
Capital adequacy ratios of Kookmin Bank
Tier I capital adequacy ratio (2)	10.07%	9.74%	9.92%	10.82%	10.89%
Tier II capital adequacy ratio (2)	4.10	2.88	3.26	3.22	2.55
Average stockholders’ equity as a percentage of average total assets	7.37	7.63	6.06	6.09	7.06

(1)

Under applicable guidelines of the Financial Services Commission, we, as a bank holding company, are required to maintain a minimum consolidated capital adequacy ratio of 8%. This computation is based on our consolidated financial statements prepared in accordance with Korean GAAP (or, commencing in 2011, the Korean equivalent of International Financial Reporting Standards). See “Item 5B. Liquidity and Capital Resources—Financial Condition—Capital Adequacy.”

(2)

Kookmin Bank’s capital adequacy ratios are computed in accordance with the guidelines issued by the Financial Services Commission. The computation is based on its consolidated financial statements prepared in accordance with Korean GAAP (or, commencing in 2011, the Korean equivalent of International Financial Reporting Standards). See “Item 5B. Liquidity and Capital Resources—Financial Condition—Capital Adequacy.”

Credit portfolio ratios and other data

	As of December 31,
	2006		2007		2008		2009		2010
	(in billions of Won, except percentages)
Total loans	(Won)	151,403	(Won)	172,189	(Won)	199,637	(Won)	196,225	(Won)	196,496
Total non-performing loans (1)		2,143		1,339		1,068		1,365		1,316
Other impaired loans not included in non-performing loans		1,195		887		2,636		2,022		2,953
Total of non-performing loans and other impaired loans		3,338		2,226		3,704		3,387		4,269
Total allowance for loan losses		2,468		1,864		3,043		3,341		4,247
Non-performing loans as a percentage of total loans		1.42%		0.78%		0.53%		0.70%		0.67%
Non-performing loans as a percentage of total assets		1.11		0.62		0.41		0.54		0.52
Total of non-performing loans and other impaired loans as a percentage of total loans		2.21		1.29		1.86		1.73		2.17
Allowance for loan losses as a percentage of total loans		1.63		1.08		1.52		1.70		2.16

(1)	Non-performing loans are defined as those loans, including corporate, retail and other loans, which are past due more than 90 days.

Selected Statistical Information

Average Balance Sheets and Related Interest

The following table shows our average balances and interest rates for the past three years:

	Year Ended December 31,
	2008					2009					2010
	Average Balance (1)		Interest Income (2)(3)(4)(5)		Average Yield	Average Balance (1)		Interest Income (2)(3)(4)		Average Yield	Average Balance (1)		Interest Income (2)(3)(4)		Average Yield
	(in billions of Won, except percentages)
Assets
Cash and interest-earning deposits in other banks	(Won)	441	(Won)	14	3.17%	(Won)	722	(Won)	24	3.32%	(Won)	1,121	(Won)	33	2.94%
Call loans and securities purchased under resale agreements		2,007		88	4.38		2,836		46	1.62		4,185		86	2.05
Trading securities		5,184		282	5.44		4,505		191	4.24		5,724		234	4.09
Investment securities (6)		28,458		1,488	5.23		32,586		1,489	4.57		33,664		1,471	4.37
Loans:
Commercial and industrial		70,442		4,808	6.83		78,206		4,489	5.74		75,836		4,249	5.60
Construction loans		9,491		681	7.18		9,067		562	6.20		7,302		463	6.34
Other commercial		2,415		156	6.46		2,564		139	5.42		2,265		83	3.66
Mortgage and home equity		68,154		4,659	6.84		70,643		3,320	4.70		70,400		3,261	4.63
Other consumer		25,716		2,166	8.42		27,273		1,867	6.85		27,369		1,829	6.68
Credit cards (4)		10,640		1,274	11.97		11,355		1,379	12.14		11,906		1,250	10.50
Foreign		2,154		121	5.62		2,399		84	3.50		2,415		77	3.19

Loans (total)		189,012		13,865	7.34		201,507		11,840	5.88		197,493		11,212	5.68

Total average interest earning assets		225,102		15,737	6.99		242,156		13,590	5.61		242,187		13,036	5.38

Cash and due from banks		6,481		—	—		7,352		—	—		7,229		—	—
Foreign exchange spot contracts and derivatives		5,569		—	—		6,671		—	—		5,450		—	—
Premises and equipment		1,094		—	—		1,688		—	—		1,538		—	—
Due from customers on acceptances		2,215		—	—		2,050		—	—		2,096		—	—
Loan loss allowance		(1,863)		—	—		(2,923)		—	—		(3,536)		—	—
Other non-interest earning assets		5,689		—	—		5,585		—	—		4,392		—	—

Total average non-interest earning assets		19,185		—	—		20,423		—	—		17,169		—	—

Total average assets	(Won)	244,287	(Won)	15,737	6.44%	(Won)	262,579	(Won)	13,590	5.18%	(Won)	259,356	(Won)	13,036	5.03%

	Year Ended December 31,
	2008					2009					2010
	Average Balance (1)		Interest Expense		Average Cost	Average Balance (1)		Interest Expense		Average Cost	Average Balance (1)		Interest Expense		Average Cost
	(in billions of Won, except percentages)
Liabilities
Deposits:
Demand deposits	(Won)	622	(Won)	14	2.25%	(Won)	846	(Won)	10	1.18%	(Won)	789	(Won)	10	1.27%
Certificates of deposit		25,392		1,533	6.04		26,423		1,189	4.50		10,960		442	4.03
Other time deposits		77,495		4,152	5.36		87,721		3,905	4.45		109,032		3,942	3.62
Savings deposits		41,761		444	1.06		46,277		229	0.49		48,207		202	0.42
Mutual installment deposits		4,985		171	3.43		3,915		117	2.99		3,702		113	3.05

Deposits (total)		150,255		6,314	4.20		165,182		5,450	3.30		172,690		4,709	2.73
Call money		3,059		121	3.96		3,528		67	1.90		1,810		25	1.38
Borrowings from the Bank of Korea		570		17	2.98		1,200		15	1.25		982		12	1.22
Other short-term borrowings		8,634		400	4.63		8,805		267	3.03		7,271		203	2.79
Secured borrowings		6,411		342	5.33		5,293		240	4.53		3,362		176	5.23
Long-term debt		38,406		2,166	5.64		42,333		2,192	5.18		36,342		1,846	5.08

Total average interest bearing liabilities		207,335		9,360	4.51		226,341		8,231	3.64		222,457		6,971	3.13

Demand deposits		3,076		—	—		2,936		—	—		2,805		—	—
Foreign exchange spot contracts and derivatives		6,510		—	—		7,298		—	—		6,728		—	—
Acceptances to customers		2,285		—	—		2,049		—	—		2,061		—	—
Other non-interest bearing liabilities		8,056		—	—		7,746		—	—		7,151		—	—

Total average non-interest bearing liabilities		19,927		—	—		20,029		—	—		18,745		—	—

Total average liabilities		227,262		9,360	4.12		246,370		8,231	3.34		241,202		6,971	2.89

Total equity (7)		17,025		—	—		16,209		—	—		18,154		—	—

Total average liabilities and equity	(Won)	244,287	(Won)	9,360	3.83%	(Won)	262,579	(Won)	8,231	3.13%	(Won)	259,356	(Won)	6,971	2.69%

(1)	Average balances are based on daily balances for our primary banking operations and monthly or quarterly balances for our other operations.
(2)

Interest income figures include dividends on securities and cash interest received on non-accruing loans. See “Item 4B. Business Overview—Assets and Liabilities—Loan Portfolio—Non-Accrual Loans and Past Due Accruing Loans.”

(3)	We do not invest in any tax-exempt securities.
(4)

Interest income from credit cards includes principally cash advance fees of (Won)560 billion, (Won)543 billion and (Won)453 billion and interest on credit card loans of (Won)458 billion, (Won)523 billion and (Won)474 billion, for the years ended December 31, 2008, 2009 and 2010, respectively, but does not include interchange fees.

(5)

Excludes an interest payment of (Won)92 billion we received from the Bank of Korea in 2008 on our deposit of required reserves. This interest income was excluded as it was a one-time event in response to the global financial crisis in 2008 and the Bank of Korea generally does not pay interest on its required reserves.

(6)

Information related to investment securities classified as available-for-sale has been computed using amortized cost, and therefore does not give effect to changes in fair value that are reflected as a component of total equity.

(7)

On January 1, 2009, we adopted ASC 810-10-45-15. As a result, minority interests have been recharacterized as noncontrolling interests and reclassified as a component of equity. Corresponding items for 2008 have been restated accordingly.

The following table presents our net interest spread, net interest margin, and asset liability ratio for the past three years:

	Year Ended December 31,
	2008	2009	2010
	(percentages)
Net interest spread (1)	2.48%	1.97%	2.25%
Net interest margin (2)	2.83	2.21	2.50
Average asset liability ratio (3)	108.57	106.99	108.87

(1)	The difference between the average rate of interest earned on interest earning assets and the average rate of interest paid on interest bearing liabilities.
(2)	The ratio of net interest income to average interest earning assets.
(3)	The ratio of average interest earning assets to average interest bearing liabilities.

Analysis of Changes in Net Interest Income—Volume and Rate Analysis

The following table provides an analysis of changes in interest income, interest expense and net interest income based on changes in volume and changes in rate for 2009 compared to 2008 and 2010 compared to 2009. Information is provided with respect to: (1) effects attributable to changes in volume (changes in volume multiplied by prior rate) and (2) effects attributable to changes in rate (changes in rate multiplied by prior volume). Changes attributable to the combined impact of changes in rate and volume have been allocated proportionately to the changes due to volume changes and changes due to rate changes.

	2009 vs. 2008 Increase/(Decrease) Due to Change in						2010 vs. 2009 Increase/(Decrease) Due to Change in
	Volume		Rate		Total (1)		Volume		Rate		Total
	(in billions of Won)
Interest earning assets
Cash and interest earning deposits in other banks	(Won)	9	(Won)	1	(Won)	10	(Won)	12	(Won)	(3)	(Won)	9
Call loans and securities purchased under resale agreements		27		(69)		(42)		26		14		40
Trading securities		(34)		(57)		(91)		50		(7)		43
Investment securities		201		(200)		1		48		(66)		(18)
Loans:
Commercial and industrial		495		(814)		(319)		(134)		(106)		(240)
Construction loans		(29)		(90)		(119)		(112)		13		(99)
Other commercial		9		(26)		(17)		(15)		(41)		(56)
Mortgage and home equity		165		(1,504)		(1,339)		(11)		(48)		(59)
Other consumer		125		(424)		(299)		7		(45)		(38)
Credit cards		87		18		105		65		(194)		(129)
Foreign		13		(50)		(37)		1		(8)		(7)

Total interest income		1,068		(3,215)		(2,147)		(63)		(491)		(554)

(1)

Excludes an interest payment of (Won)92 billion we received from the Bank of Korea in 2008 on our deposit of required reserves. This interest income was excluded as it was a one-time event in response to the global financial crisis in 2008 and the Bank of Korea generally does not pay interest on its required reserves.

	2009 vs. 2008 Increase/(Decrease) Due to Change in						2010 vs. 2009 Increase/(Decrease) Due to Change in
	Volume		Rate		Total		Volume		Rate		Total
	(in billions of Won)
Interest bearing liabilities
Deposits:
Demand deposits		4		(8)		(4)		(1)		1		0
Certificates of deposit		60		(404)		(344)		(634)		(113)		(747)
Other time deposits		507		(754)		(247)		848		(811)		37
Savings deposits		44		(259)		(215)		9		(36)		(27)
Mutual installment deposits		(34)		(20)		(54)		(6)		2		(4)
Call money		16		(70)		(54)		(27)		(15)		(42)
Borrowings from the Bank of Korea		12		(14)		(2)		(3)		0		(3)
Other short-term borrowings		8		(141)		(133)		(44)		(20)		(64)
Secured borrowings		(55)		(47)		(102)		(97)		33		(64)
Long-term debt		211		(185)		26		(305)		(41)		(346)

Total interest expense		773		(1,902)		(1,129)		(260)		(1,000)		(1,260)

Total net interest income	(Won)	295	(Won)	(1,313)	(Won)	(1,018)	(Won)	197	(Won)	509	(Won)	706

Exchange Rates

The tables below set forth, for the periods and dates indicated, information concerning the noon buying rate for Won, expressed in Won per one U.S. dollar. The “noon buying rate” is the rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York. Unless otherwise stated, translations of Won amounts into U.S. dollars in this annual report were made at the noon buying rate in effect on December 31, 2010, which was (Won)1,130.6 to US$1.00. We do not intend to imply that the Won or U.S. dollar amounts referred to herein could have been or could be converted into U.S. dollars or Won, as the case may be, at any particular rate, or at all. On June 10, 2011, the noon buying rate was (Won)1,084.0 = US$1.00.

	Won per U.S. dollar (noon buying rate)
	Low		High		Average (1)		Period-End
2005	(Won)	997.0	(Won)	1,059.8	(Won)	1,023.8	(Won)	1,010.0
2006		913.7		1,002.9		954.3		930.0
2007		903.2		950.2		929.0		935.8
2008		935.2		1,507.9		1,098.7		1,262.0
2009		1,149.0		1,570.1		1,274.6		1,163.7
2010		1,104.0		1,253.2		1,155.7		1,130.6
December		1,130.0		1,155.2		1,145.5		1,130.6
2011(through June 10)		1,065.5		1,135.6		1,102.8		1,084.0
January		1,111.0		1,128.1		1,118.9		1,119.1
February		1,100.9		1,130.6		1,117.4		1,123.7
March		1,097.3		1,135.6		1,119.3		1,097.3
April		1,068.4		1,091.8		1,083.2		1,068.4
May		1,065.5		1,101.6		1,084.4		1,078.0
June (through June 10)		1,076.2		1,084.0		1,080.2		1,084.0

Source:        Federal Reserve Bank of New York.

(1)	The average of the daily noon buying rates of the Federal Reserve Bank in effect during the relevant period (or portion thereof).

Item 3B.	Capitalization and Indebtedness

Not Applicable

Item 3C.	Reasons for the Offer and Use of Proceeds

Not Applicable

Item 3D.	Risk Factors

Risks relating to our retail credit portfolio

Future changes in market conditions as well as other factors may lead to increases in delinquency levels of our retail loan portfolio.

In recent years, consumer debt has increased rapidly in Korea. Our portfolio of retail loans, including mortgage and home equity loans, has grown from (Won)88,839 billion as of December 31, 2007 to (Won)98,233 billion as of December 31, 2010. As of December 31, 2010, our retail loans represented 50.0% of our total lending. Within our retail loan portfolio, the outstanding balance of other consumer loans, which unlike mortgage or home equity loans are often unsecured and therefore tend to carry a higher credit risk, has increased from (Won)23,020 billion as of December 31, 2007 to (Won)27,790 billion as of December 31, 2010; as a percentage of total outstanding retail loans, such balance has also increased from 25.9% as of December 31, 2007 to 28.3% as of December 31, 2010. The growth of our retail lending business, which generally offers higher margins than other lending activities, contributed significantly to our interest income and profitability in recent years.

The growth of our retail loan portfolio, together with adverse economic conditions in Korea and globally in recent years, may lead to increases in delinquency levels and a deterioration in asset quality. While our non-performing retail loans (defined as those that are over 90 days past due) decreased slightly from (Won)398 billion as of December 31, 2007 to (Won)389 billion as of December 31, 2010 due to the relative stabilization of delinquency levels during such period, our non-performing retail loans may increase in 2011. Higher delinquencies in our retail loan portfolio will require us to increase our loan loss provisions and charge-offs, which in turn will adversely affect our financial condition and results of operations.

Our large exposure to consumer debt means that we are exposed to changes in economic conditions affecting Korean consumers. Accordingly, a rise in unemployment, an increase in interest rates, deterioration of the real estate market or difficulties in the Korean economy may have an adverse effect on Korean consumers, which could result in reduced growth and further deterioration in the credit quality of our retail loan portfolio. See “Risks relating to Korea—Unfavorable financial and economic developments in Korea may have an adverse effect on us.” In order to minimize our risk as a result of such exposure, we are continuing to strengthen our risk management processes, including further improving the retail lending process, upgrading our retail credit rating system, as well as strengthening the overall management of our portfolio. Despite our efforts, however, there is no assurance that we will be able to prevent significant credit quality deterioration in our retail loan portfolio.

In light of adverse conditions in the Korean economy affecting consumers, in March 2009, the Financial Services Commission requested Korean banks, including us, to establish a “pre-workout program,” including a credit counseling and recovery service, for retail borrowers with outstanding short-term debt. The pre-workout program has been in operation since April 2009 and, following extensions by the Korean government, is expected to continue until April 2013. Under the pre-workout program, maturity extensions and/or interest reductions are provided for retail borrowers with total loans of less than (Won)500 million who are in arrears on their payments for more than 30 days but less than 90 days. Our participation in such pre-workout program and other government-led initiatives to provide financial support to retail borrowers may lead us to extend credit to such borrowers that we would not otherwise extend, or offer terms for such credit that we would not otherwise offer, in the absence of such initiatives, which may have an adverse effect on our results of operations and financial condition.

Our credit card operations may generate losses in the future, which could hurt our financial condition and results of operations.

With respect to our credit card portfolio, our delinquency ratio (which represents the ratio of amounts that are overdue by one day or more to total outstanding balances) decreased from 3.60% as of December 31, 2007 to 2.15% as of December 31, 2010. In line with industry practice, we have restructured a portion of delinquent credit card account balances (defined as balances overdue for one day or more) as loans. As of December 31, 2010, these restructured loans outstanding amounted to (Won)25 billion. Because these loans are not treated as being delinquent at the time of conversion or for a period of time thereafter, our delinquency ratios may not fully reflect all delinquent amounts relating to our outstanding loans. Including all restructured loans, outstanding balances overdue by one day or more accounted for 2.30% of our credit card receivables (including credit card loans) as of December 31, 2010. Delinquencies may increase in 2011 and in the future as a result of, among other things, adverse economic conditions in Korea and the inability of Korean consumers to manage increased household debt.

Despite our continuing efforts to sustain and improve our credit card asset quality and performance, we may experience increased delinquencies or deterioration of the asset quality of our credit card portfolio, which would require us to increase our loan loss provisions and charge-offs and adversely affect our overall financial condition and results of operations.

In addition, as a part of our strategy to promote the growth of our credit card operations and enhance its synergies with our other businesses, in March 2011, we effected a horizontal spin-off of the credit card business from Kookmin Bank. As a result, our credit card business is operated by a newly established wholly-owned subsidiary, KB Kookmin Card Co., Ltd. However, we may not be able to realize the anticipated benefits of this spin-off due to various factors, including increased expenses arising from the operation of a separate credit card company, unexpected business disruptions, difficulties in reorganizing personnel and administrative functions and potential loss of customers.

Risks relating to our small- and medium-sized enterprise loan portfolio

We have significant exposure to small- and medium-sized enterprises, and any financial difficulties experienced by these customers may result in a deterioration of our asset quality and have an adverse impact on us.

One of our core businesses is lending to small- and medium-sized enterprises (as defined under “Item 4B. Business Overview—Corporate Banking—Small- and Medium-sized Enterprise Banking”). We estimate, based on our internal classifications made for Korean GAAP purposes, that our loans to small- and medium-sized enterprises increased from (Won)54,116 billion as of December 31, 2007 to (Won)66,308 billion as of December 31, 2010. During that period, we estimate that non-performing loans to small- and medium-sized enterprises decreased from (Won)882 billion to (Won)762 billion and the non-performing loan ratio for such loans decreased from 1.6% as of December 31, 2007 to 1.1% as of December 31, 2010 but may increase in 2011. According to data compiled by the Financial Supervisory Service, the delinquency ratio for Won-currency loans by Korean commercial banks to small- and medium-sized enterprises was 1.3% as of December 31, 2010. The delinquency ratio for loans to small- and medium-sized enterprise is calculated as the ratio of (1) the outstanding balance of such loans in respect of which either principal or interest payments are overdue by one month or more to (2) the aggregate outstanding balance of such loans. Our delinquency ratio for such Won currency loans on a Korean GAAP basis increased from 0.6% as of December 31, 2007 to 1.1% as of December 31, 2010 and may further increase in 2011. In recent years, we have taken measures which sought to stem rising delinquencies in our loans to small- and medium-sized enterprises, including through strengthening the review of loan applications and closer monitoring of the post-loan performance of small- and medium-sized enterprise borrowers in industry sectors that are relatively more sensitive to downturns in the economy and have shown higher delinquency ratios, such as construction, hotels, restaurants and real estate. Despite such efforts, however, there is no assurance that delinquency levels for our loans to small- and medium-sized enterprises will not rise in the future. In particular, financial difficulties experienced by small- and medium-sized enterprises as a result of, among other things, adverse economic conditions in Korea and globally in recent years, may lead to a deterioration in the asset quality of our loans to this segment. Any such deterioration would result in increased charge-offs and higher provisioning and reduced interest and fee income from this segment, which could have a material adverse impact on our financial condition and results of operations.

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

In light of the deteriorating financial condition and liquidity position of small- and medium-sized enterprises in Korea since the global financial crisis commencing in the second half of 2008, the Korean government introduced policies and initiatives intended to encourage Korean banks to provide financial support to small- and medium-sized enterprises. For example, in November 2008, we entered into a memorandum of understanding with the Financial Supervisory Service under which we were required to improve the liquidity position of small- and medium-sized enterprises and exporters by providing them with adequate financing and to endeavor to alleviate burdens on low-income debtors by extending maturity dates or by delaying interest payments on loans owed to us. In addition, in October 2008, the Financial Supervisory Service requested Korean banks, including us, to establish a “fast track” program to provide liquidity assistance to small- and medium-sized enterprises on an expedited basis. Under the fast track program we established, which is effective through December 31, 2011, we provide liquidity assistance to small- and medium-sized enterprise borrowers applying for such assistance, in the form of new loans or maturity extensions or interest rate adjustments with respect to existing loans, after expedited credit review and approval by us. The overall prospects for the Korean economy in 2011 and beyond remain uncertain, and the Korean government may extend existing policies and initiatives or introduce new policies or initiatives to encourage Korean banks to provide financial support to small- and medium-sized enterprises. Our participation in such government-led initiatives may lead us to extend credit to small- and medium-sized enterprise borrowers that we would not otherwise extend, or offer terms for such credit that we would not otherwise offer, in the absence of such initiatives. Furthermore, there is no guarantee that the financial condition and liquidity position of our small- and medium-sized enterprise borrowers benefiting from such initiatives will improve sufficiently for them to service their debt on a timely basis, or at all. Accordingly, increases in our exposure to small- and medium-sized enterprise borrowers resulting from such government-led initiatives may have a material adverse effect on our financial condition and results of operations.

We have exposure to Korean construction and shipbuilding companies, and financial difficulties of these companies may have an adverse impact on us.

As of December 31, 2010, we had loans outstanding to construction companies and shipbuilding companies (many of which are small- and medium-sized enterprises) in the amount of (Won)6,422 billion and (Won)1,178 billion, or 3.3% and 0.6% of our total loans, respectively. We also have other exposures to Korean construction and shipbuilding companies, including in the form of guarantees extended for the benefit of such companies and debt and equity securities of such companies held by us. In the case of construction companies, such exposures include guarantees provided to us by general contractors with respect to financing extended by us for residential and commercial real estate development projects. In the case of shipbuilding companies, such exposures include refund guarantees extended by us on behalf of shipbuilding companies to cover their obligation to return a portion of the ship order contract amount to customers in the event of performance delays or defaults under shipbuilding contracts.

The construction industry in Korea has experienced a downturn in recent years, due to excessive investment in residential property development projects, stagnation of real property prices and reduced demand for residential property, especially in areas outside of Seoul, including as a result of the deterioration of the Korean economy commencing in the second half of 2008. In October 2008, the Korean government implemented a (Won)9 trillion support package for the benefit of the Korean construction industry, including a program to buy unsold housing units and land from construction companies. The shipbuilding industry in Korea has also experienced a severe downturn in recent years due to a significant decrease in ship orders, primarily due to adverse conditions in the global economy and the resulting slowdown in global trade. In response to the deteriorating financial condition and liquidity position of borrowers in the construction and shipbuilding industries, which were disproportionately impacted by adverse economic developments in Korea and globally, the Korean government implemented a program in 2009 to promote expedited restructuring of such borrowers by their Korean creditor financial institutions, under the supervision of major commercial banks. In accordance with such program, 24 construction companies and five shipbuilding companies became subject to workout in 2009, following review by their creditor financial institutions (including us) and the Korean government. In addition, in June 2010, the Financial Services Commission and the Financial Supervisory Service announced that, following credit risk evaluations conducted by creditor financial institutions (including us) of companies in Korea with outstanding debt of (Won)50 billion or more, 65 companies had been selected by such financial institutions for restructuring in the form of workout, liquidation or court receivership. Of such 65 companies, 16 were construction companies and three were shipbuilding companies. However, there is no assurance that these measures will be successful in stabilizing the Korean construction and shipbuilding industries.

Principally as a result of the deterioration in the asset quality of our credit exposures to construction companies (including in the form of real estate project financing loans) and shipbuilding companies and the commencement of workout procedures with respect to a number of these companies in 2010, our provision for credit losses increased from (Won)2,204 billion in 2009 to (Won)3,568 billion in 2010. The allowances that we have established against our credit exposures to Korean construction and shipbuilding companies may not be sufficient to cover all future losses arising from these and other exposures. If the credit quality of our exposures to Korean construction and shipbuilding companies declines further, we may be required to take substantial additional provisions (including in connection with restructurings of such companies), which could adversely impact our results of operations and financial condition. Furthermore, although a portion of our credit exposures to construction and shipbuilding companies are secured by collateral, such collateral may not be sufficient to cover uncollectible amounts in respect of such credit exposures. See “—Other risks relating to our business—A decline in the value of the collateral securing our loans and our inability to realize full collateral value may adversely affect our credit portfolio.”

We also have construction-related credit exposures under our project financing loans for real estate development projects in Korea. In light of the general deterioration in the asset quality of real estate project financing loans in Korea in recent years, Korean banks, including Kookmin Bank, implemented a uniform set of guidelines regarding the evaluation of real estate development projects and asset quality classification of project financing loans for such projects in September 2010. Under these guidelines, which became effective from the third quarter of 2010, Korean banks are generally required to apply more stringent criteria in evaluating the asset quality of real estate project financing loans. As a result, we may be required to establish additional allowances with respect to our outstanding real estate project financing loans, which could adversely affect our financial condition and results of operations.

Risks relating to our financial holding company structure and strategy

We have a limited operating history as a financial holding company, and we may not succeed in implementing our strategy to take advantage of, or fail to realize the anticipated benefits of, our financial holding company structure.

We were established as a new financial holding company in September 2008 pursuant to a “comprehensive stock transfer” under Korean law, following the completion of which Kookmin Bank, KB Investment & Securities Co., Ltd., KB Asset Management Co., Ltd., KB Real Estate Trust Co., Ltd., KB Investment Co., Ltd., KB Futures Co., Ltd., KB Credit Information Co., Ltd., and KB Data Systems Co., Ltd. became our wholly-owned subsidiaries. See “Item 4A. History and Development of the Company—The Establishment of KB Financial Group.” In addition, as a part of our strategy to promote the growth of our credit card operations and enhance its synergies with our other businesses, we effected a horizontal spin-off of Kookmin Bank’s credit card business in March 2011. As a result, our credit card business is operated by a newly established wholly-owned subsidiary, KB Kookmin Card Co., Ltd.

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

Furthermore, our success under a financial holding company structure depends on our ability to realize the anticipated synergies, growth opportunities and cost savings from coordinating the businesses of our various subsidiaries. Although we are integrating certain aspects of our subsidiaries’ operations into our financial holding company structure, our subsidiaries will generally continue to operate as independent entities with separate management and staff. As a result, our ability to direct our subsidiaries’ day-to-day operations may be limited. In addition, one of the intended benefits of our financial holding company structure is that it enhances our ability to engage in mergers and acquisitions which we decide to pursue in the future as part of our strategy. For example, we may consider acquiring or merging with a financial institution in Korea, including one of the government-controlled financial institutions that becomes privatized in the future, or overseas. The integration of our subsidiaries’ separate businesses and operations, as well as those of any companies we may acquire or merge with in the future, under our financial holding company structure could require a significant amount of time, financial resources and management attention. Moreover, that process could disrupt our operations (including our risk management operations) or information technology systems, reduce employee morale, produce unintended inconsistencies in our standards, controls, procedures or policies, and affect our relationships with customers and our ability to retain key personnel. The realization of the anticipated benefits of our financial holding company structure and any mergers or acquisitions we decide to pursue may be blocked, delayed or reduced as a result of many factors, some of which may be outside our control. These factors include:

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

The ability of our subsidiaries to pay dividends to us depends on their financial condition and operating results. In the future, our subsidiaries may enter into agreements, such as credit agreements with lenders or indentures relating to high-yield or subordinated debt instruments, that impose restrictions on their ability to make distributions to us, and the terms of future obligations and the operation of Korean law could prevent our subsidiaries from making sufficient distributions to us to allow us to make payments on our outstanding obligations. See “—As a financial holding company, we depend on receiving dividends from our subsidiaries to pay dividends on our common stock.” Any delay in receipt of or shortfall in payments to us from our subsidiaries could result in our inability to meet our liquidity needs and regulatory requirements, including minimum liquidity and capital adequacy ratios, and may disrupt our operations at the holding company level.

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

In addition, we believe that regulatory reforms, including the Financial Investment Services and Capital Markets Act which became effective in February 2009, and the general modernization of business practices in Korea will lead to increased competition among financial institutions in Korea. We also believe that foreign financial institutions, many of which have greater experience and resources than we do, will seek to compete with us in providing financial products and services either by themselves or in partnership with existing Korean financial institutions. Furthermore, a number of significant mergers and acquisitions in the industry have taken place in Korea over the past decade, including the acquisition of Koram Bank by an affiliate of Citibank in 2004, Standard Chartered Bank’s acquisition of Korea First Bank in 2005, Chohung Bank’s merger with Shinhan Bank in April 2006 and Hana Financial Group’s agreement in November 2010 to acquire a controlling interest in Korea Exchange Bank from the Lone Star funds. We expect that consolidation in the financial industry will continue. In particular, the Korean government has announced that it plans to privatize the Korea Development Bank and to dispose of or reduce its controlling interest in Woori Finance Holdings Co., Ltd. (the financial holding company of Woori Bank). Other financial institutions may seek to acquire or merge with such entities, and the financial institutions resulting from this consolidation may, by virtue of their increased size and business scope, provide significantly greater competition for us. Increased competition and continuing consolidation may lead to decreased margins, resulting in a material adverse impact on our future profitability. Accordingly our results of operations and financial condition may suffer as a result of increasing competition in the Korean financial industry.

Risks relating to our large corporate loan portfolio

We have exposure to chaebols, and, as a result, recent and any future financial difficulties of chaebols may have an adverse impact on us.

Of our 20 largest corporate exposures (including loans, debt and equity securities, guarantees and acceptances and other exposures) as of December 31, 2010, five were to companies that were members of the 37 largest chaebols in Korea designated as such by the Financial Supervisory Service based on their outstanding exposures. As of that date, the total amount of our exposures to such 37 chaebols was (Won)18,279 billion, or 7.4% of our total exposures. If the credit quality of our exposures to chaebols declines, we could require substantial additional loan loss provisions, which would hurt our results of operations and financial condition. See “Item 4B. Business Overview—Assets and Liabilities—Loan Portfolio—Exposure to Chaebols.”

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

As of December 31, 2010, our loans and guarantees to companies that were in workout, restructuring or rehabilitation amounted to (Won)1,793 billion or 0.9% of our total loans and guarantees, of which (Won)1,156 billion or 64.5% was classified as substandard or below and all of which was classified as impaired. As of the same date, our allowances for losses on these loans and guarantees amounted to (Won)905 billion, or 50.5% of these loans and guarantees. These allowances may not be sufficient to cover all future losses arising from our exposure to these companies. Furthermore, we have other exposure to such companies, in the form of debt and equity securities of such companies held by us (including equity securities we acquired as a result of debt-to-equity conversions). Our exposures as of December 31, 2010 with respect to such securities of companies in workout, restructuring or rehabilitation amounted to (Won)125 billion, or less than 0.1% of our total exposures, but may increase in the future. In addition, in the case of borrowers that are or become subject to workout, we may be forced to restructure our credits pursuant to restructuring plans approved by other creditor financial institutions of the borrower, or to dispose of our credits to other creditors on unfavorable terms.

We have exposure to member companies of the Kumho Asiana Group, and financial difficulties of these companies may adversely impact us.

Several member companies of the Kumho Asiana Group, one of Korea’s largest chaebols, have been experiencing financial difficulties, including as a result of their heavily leveraged acquisition of Daewoo Engineering & Construction Co., Ltd. in 2006 and the subsequent global financial crisis commencing in the second half of 2008. In January 2010, Kumho Tires Co., Inc. and Kumho Industrial Co., Ltd. agreed with their creditors, including us, to begin an out-of-court debt restructuring program under the Corporate Restructuring Promotion Act. In addition, Kumho Petrochemical Co., Ltd. and Asiana Airlines announced that they would undergo a voluntary restructuring, in return for which their creditors, including us, agreed to a suspension of payments on the two companies’ debt until the end of 2010. These four companies are member companies of the Kumho Asiana Group. As of December 31, 2010, our aggregate loans and guarantees to Kumho Tires, Kumho Industrial, Kumho Petrochemical and Asiana Airlines amounted to (Won)468 billion, of which (Won)139 billion were classified as substandard or below. As of December 31, 2010, our allowances for credit losses with respect to such loans and guarantees amounted to (Won)113 billion. Moreover, in the first four months of 2011, we extended additional loans to Kumho Tires in the aggregate amount of approximately US$3 million to provide additional liquidity in connection with its restructuring program. In 2010, we also converted an aggregate of (Won)38 billion of our loans to Kumho Tires and (Won)9 billion of our loans to Kumho Industrial into equity interests in connection with their restructuring programs. Our allowances may not be sufficient to cover all future losses arising from our exposures to these companies. Furthermore, in the event that the financial condition of these companies deteriorates further in the future, we may be required to record additional provisions for credit losses, as well as charge-offs and valuation or impairment losses or losses on disposal, which may have a material adverse effect on our financial condition and results of operations.

A large portion of our credit exposure is concentrated in a relatively small number of large corporate borrowers which increases the risk of our corporate credit portfolio.

As of December 31, 2010, our loans and guarantees to our 20 largest borrowers totaled (Won)4,368 billion and accounted for 2.1% of our total loans and guarantees. As of that date, our single largest corporate credit exposure was to Samsung Heavy Industries, to which we had outstanding credit exposures (most of which was in the form of guarantees and acceptances) of (Won)1,329 billion, representing 0.6% of our total loans and guarantees. Any further deterioration in the financial condition of our large corporate borrowers may require us to take substantial additional provisions and may have a material adverse impact on our results of operations and financial condition.

Other risks relating to our business

Difficult conditions in the global financial markets could adversely affect our results of operations and financial condition.

During the second and third quarter of 2007, credit markets in the United States started to experience difficult conditions and volatility that in turn affected worldwide financial markets. In particular, in late July and early August 2007, market uncertainty in the U.S. sub-prime mortgage sector increased dramatically and further expanded to other markets such as those for leveraged finance, collateralized debt obligations and other structured products. In September and October 2008, liquidity and credit concerns and volatility in the global financial markets increased significantly with the bankruptcy or acquisition of, and government assistance to, several major U.S. and European financial institutions. These developments resulted in reduced liquidity, greater volatility, widening of credit spreads and a lack of price transparency in the United States and global financial markets. In response to such developments, legislators and financial regulators in the United States and other jurisdictions, including Korea, implemented a number of policy measures designed to add stability to the financial markets, including the provision of direct and indirect assistance to distressed financial institutions. In addition, in line with similar actions taken by monetary authorities in other countries, from the third quarter of 2008 to the first quarter of 2009, the Bank of Korea decreased its policy rate by a total of 325 basis points in order to address financial market instability and to help combat the slowdown of the domestic economy. However, while the rate of deterioration of the global economy has slowed since the second half of 2009, with some signs of stabilization and improvement, the overall prospects for the Korean and global economy in 2011 and beyond remain uncertain. For example, many governments worldwide, in particular in Portugal, Spain, Greece and other countries in southern Europe, have shown signs of fiscal stress and may experience difficulties in meeting their debt service requirements. In addition, recent political instability in various countries in the Middle East and Northern Africa, including in Egypt, Tunisia, Libya, Bahrain and Syria, have resulted in volatility and uncertainty in the global financial and energy markets. Moreover, the earthquake and tsunami that occurred in the northeast part of Japan in March 2011 and the resulting releases of radiation from damaged nuclear power plants in the area have added to the uncertainty in global economic prospects. These or other developments could potentially trigger another financial and economic crisis. Furthermore, while many governments worldwide are considering or are in the process of implementing “exit strategies,” in the form of reduced government spending, higher interest rates or otherwise, with respect to the economic stimulus measures adopted in response to the global financial crisis, such strategies may, for reasons related to timing, magnitude or other factors, have the unintended consequence of prolonging or worsening global economic and financial difficulties. In light of the high level of interdependence of the global economy, any of the foregoing developments could have a material adverse effect on the Korean economy and financial markets, and in turn on our business, financial condition and results of operations.

We are also exposed to adverse changes and volatility in global and Korean financial markets as a result of our liabilities and assets denominated in foreign currencies and our holdings of trading and investment securities, including structured products. From the second half of 2008 to the first half of 2010, the value of the Won relative to major foreign currencies in general and the U.S. dollar in particular fluctuated widely. While such fluctuations have generally stabilized in the second half of 2010 and into 2011, there is no guarantee that they will not occur again in the future. See “Item 3A. Selected Financial Data—Exchange Rates.” A depreciation of the Won will increase our cost in Won of servicing our foreign currency-denominated debt, while continued exchange rate volatility may also result in foreign exchange losses for us. Furthermore, as a result of adverse global and Korean economic conditions, there has been significant volatility in securities prices, including the stock prices of Korean and foreign companies in which we hold an interest. Such volatility has resulted in and may lead to further trading and valuation losses on our trading and investment securities portfolio as well as impairment losses on our investments accounted for under the equity method, including our noncontrolling equity stake in JSC Bank CenterCredit, a Kazakhstan bank, the initial stake in which we acquired in 2008. See “Item 4B. Business Overview—Capital Markets Activities and International Banking—International Banking.”

Our business may be materially and adversely affected by legal claims and regulatory actions against us.

We are subject to the risk of legal claims and regulatory actions in the ordinary course of our business, which may expose us to substantial monetary damages and legal costs, injunctive relief, criminal and civil penalties and regulatory restrictions on our operations, as well as significant reputational harm. See “Item 8A. Consolidated Statements and Other Financial Information—Legal Proceedings.” The outcome of current and future legal claims and regulatory actions, which we cannot predict with any degree of certainty, may materially and adversely impact our business if such claims and actions are determined against us.

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

A substantial portion of our loans is secured by real estate, the values of which have fluctuated significantly in recent years. Although it is our general policy to lend up to 40% to 80% of the appraised value of collateral (except in areas of high speculation designated by the government where we generally limit our lending to between 40% to 60% of the appraised value of collateral) and to periodically re-appraise our collateral, the downturn in the real estate market in Korea in recent years has resulted in declines in the value of the collateral securing our mortgage and home equity loans. If collateral values decline further in the future, they may not be sufficient to cover uncollectible amounts in respect of our secured loans. Any future declines in the value of the real estate or other collateral securing our loans, or our inability to obtain additional collateral in the event of such declines, could result in a deterioration in our asset quality and may require us to take additional loan loss provisions.

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

small- and medium-size enterprises) on a secured basis. See “—Risks relating to our small- and medium-sized enterprise loan portfolio—We have significant exposure to small- and medium-sized enterprises, and any financial difficulties experienced by these customers may result in a deterioration of our asset quality and have an adverse impact on us.”

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

As of December 31, 2010, we held debt securities issued by Korean companies and financial institutions (other than those issued by government-owned or -controlled enterprises or financial institutions, which include Korea Electric Power Corporation, the Bank of Korea, Korea Development Bank, Korea Finance Corporation and Industrial Bank of Korea) with a total book value of (Won)8,861 billion in our trading and investment securities portfolio. The market value of these securities could decline significantly due to various factors, including future increases in interest rates or a deterioration in the financial and economic condition of any particular issuer or of Korea in general. Any of these factors individually or a combination of these factors would require us to write down the fair value of these debt securities, resulting in impairment losses. Because the secondary market for corporate bonds in Korea is not fully developed, the market value of many of these securities as reflected on our balance sheet is determined by references to suggested prices posted by Korean rating agencies or the Korea Securities Dealers Association. These valuations, however, may differ significantly from the actual value that we could realize in the event we elect to sell these securities. As a result, we may not be able to realize the full “marked-to-market” value at the time of any such sale of these securities and thus may incur losses.

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

If, at any time, the income from our guaranteed trust accounts is not sufficient to pay any guaranteed amount, we will have to cover the shortfall first from the special reserves maintained in these trust accounts, then from our fees from such trust accounts and finally from funds transferred from our general banking operations. As of December 31, 2010, we had (Won)81 billion as special reserves in trust account assets for which we provided guarantees of principal. There was no transfer from general banking operations to cover deficiencies in guaranteed trust accounts in 2008, 2009 and 2010. However, we may be required to make transfers from our general banking operations to cover shortfalls, if any, in our guaranteed trust accounts in the future. Such transfers may adversely impact our results of operations.

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

Neither we nor our subsidiaries are required to, and we and our subsidiaries do not, prepare interim financial information on a U.S. GAAP basis. U.S. GAAP differs in significant respects from Korean GAAP, particularly with respect to the establishment of provisions and loan loss allowance. See “Item 5B. Liquidity and Capital

Resources—Selected Financial Information under Korean GAAP” and “—Reconciliation with Korean GAAP.” As a result, our provision and allowance levels reflected under Korean GAAP in our results as of the end of and for 2006, 2007, 2008, 2009 and 2010 may differ significantly from comparable figures under U.S. GAAP for these and future periods.

The adoption of International Financial Reporting Standards as adopted by Korea may adversely affect the our reported financial condition and results of operations.

Beginning in 2011, all listed companies in Korea are required to prepare their financial statements under International Financial Reporting Standards as adopted by Korea, or IFRS. As such, our quarterly and annual financial statements for 2011 and subsequent years will be prepared in accordance with IFRS. IFRS differs in significant respects from U.S. GAAP, particularly with respect to establishment of loan loss allowances and provisions. As a result, our allowance and provision levels, as well as certain other balance sheet and income statement items, reflected in our financial statements prepared in accordance with IFRS may differ substantially from those required to be reflected under U.S. GAAP.

Risks relating to liquidity and capital management

A considerable increase in interest rates could decrease the value of our debt securities portfolio and raise our funding costs while reducing loan demand and the repayment ability of our borrowers, which, as a result, could adversely affect us.

Interest rates in Korea have been subject to significant fluctuations in recent years. In late 2008 and early 2009, the Bank of Korea reduced its policy rate by a total of 325 basis points to support Korea’s economy amid the global financial crisis, and left such rate unchanged at 2% throughout 2009. In an effort to stem inflation amid improved growth prospects, the Bank of Korea increased its policy rate to 2.25% in July 2010, 2.50% in November 2010, 2.75% in January 2011, 3.00% in March 2011 and 3.25% in June 2011. All else being equal, an increase in interest rates leads to a decline in the value of our portfolio of debt securities, which generally pay interest based on a fixed rate. A sustained increase in interest rates will also raise our funding costs, while reducing loan demand, especially among consumers. Rising interest rates may therefore require us to re-balance our asset portfolio and our liabilities in order to minimize the risk of potential mismatches and maintain our profitability.

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

We meet a significant amount of our funding requirements through short-term funding sources, which consist primarily of customer deposits. As of December 31, 2010, approximately 95.9% of our deposits had maturities of one year or less or were payable on demand. In the past, a substantial proportion of our customer deposits have been rolled over upon maturity. We cannot guarantee, however, that depositors will continue to roll over their deposits in the future. In the event that a substantial number of our short-term deposit customers withdraw their funds or fail to roll over their deposits as higher-yielding investment opportunities emerge, our liquidity position could be adversely affected. We may also be required to seek more expensive sources of short-term and long-term funding to finance our operations. See “Item 5B. Liquidity and Capital Resources—Financial Condition—Liquidity.”

We may be required to raise additional capital to maintain our capital adequacy ratios, which we may not be able to do on favorable terms or at all.

Under the capital adequacy requirements of the Financial Services Commission, we, as a bank holding company, are required to maintain a minimum consolidated capital adequacy ratio, which is the ratio of equity capital as a percentage of risk-weighted assets on a consolidated basis, of 8.0%. In addition, pursuant to the capital adequacy requirements of the Financial Services Commission, Kookmin Bank, our banking subsidiary, is required to maintain a minimum Tier I capital adequacy ratio of 4.0% and a combined Tier I and Tier II capital adequacy ratio of 8.0%, on a consolidated basis. Tier II capital is included in calculating the combined Tier I and Tier II capital adequacy ratio up to 100% of Tier I capital. As of December 31, 2010, our consolidated capital adequacy ratio was 13.08%, and Kookmin Bank’s Tier I capital adequacy and its combined Tier I and Tier II capital adequacy ratio was 10.89% and 13.44%, respectively, all of which exceeded the minimum levels required by the Financial Services Commission. However, our capital base and capital adequacy ratios may deteriorate in the future if our results of operations or financial condition deteriorates for any reason, including as a result of a deterioration in the asset quality of our retail loans (including credit card balances) and loans to small- and medium-sized enterprises, or if we are not able to deploy our funding into suitably low-risk assets.

If our capital adequacy ratios deteriorate, we may be required to obtain additional capital in order to remain in compliance with the applicable capital adequacy requirements. We may not be able to obtain additional capital on favorable terms, or at all. Our ability to obtain additional capital at any time may be constrained to the extent that banks or other financial institutions in Korea or from other Asian countries are seeking to raise capital at the same time. To the extent that we fail to maintain our capital adequacy ratios in the future, Korean regulatory authorities may impose penalties on us ranging from a warning to suspension or revocation of our banking license. For a description of the capital adequacy requirements of the Financial Services Commission, see “Item 4B. Business Overview—Supervision and Regulation—Principal Regulations Applicable to Financial Holding Companies—Capital Adequacy” and “Item 5B. Liquidity and Capital Resources—Financial Condition—Capital Adequacy.”

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

In addition, under Basel II, banks are permitted to follow either a standardized approach or an internal ratings-based approach with respect to calculating credit risk capital requirements. Kookmin Bank has voluntarily chosen to establish and follow an internal ratings-based approach, which is more risk-sensitive in assessing its credit risk capital requirements. In December 2007, the Financial Supervisory Service approved Kookmin Bank’s internal ratings-based approach for credit risk, and Kookmin Bank became the first Korean bank permitted to use such internal ratings-based approach. For regulatory reporting purposes, Kookmin Bank has implemented its internal ratings-based approach for credit risk with respect to retail and small and medium-sized enterprise loans and asset-backed securities from January 2008, large corporate loans from June 2008 and retail SOHO loans from December 2008. Kookmin Bank plans to further implement its internal ratings-based approach to other classes of credit risk exposure on a phased rollout basis by the end of 2012 based on consultations with the Financial Supervisory Service and to implement its “Advanced Internal Ratings-based Approach” for credit risk for regulatory reporting purposes in the near future. A standardized approach is used in measuring credit risk for those classes of exposure for which Kookmin Bank’s internal ratings-based approach has not yet been implemented, as well as for certain classes of exposure (including those to the government, public institutions and other banks) for which the internal ratings-based approach will not be applied. With respect to operational risk, Kookmin Bank implemented an “Advanced Measurement Approach” for regulatory reporting purposes beginning in January 2009.

While the implementation of Kookmin Bank’s internal ratings-based approach in 2008 increased its capital adequacy ratio and led to a decrease in its credit risk-related capital requirements as compared to those under its previous approach under the initial Basel Capital Accord of 1988, there can be no assurance that such internal ratings-based approach under Basel II will not require an increase in Kookmin Bank’s credit risk capital requirements in the future, which may require Kookmin Bank to either improve its asset quality or raise additional capital.

In December 2009, the Basel Committee on Banking Supervision introduced a new set of measures to supplement Basel II which include, among others, a requirement for higher minimum capital, introduction of a leverage ratio as a supplementary measure to the capital adequacy ratio and flexible capital requirements for different phases of the economic cycle. Additional details regarding such new measures, including an additional capital conservation buffer and countercyclical capital buffer, liquidity coverage ratio and other supplemental measures, were announced by the Group of Governors and Heads of Supervision of the Basel Committee on Banking Supervision in September 2010. After further impact assessment and observation periods, the Basel Committee on Banking Supervision is expected to begin implementing the new set of measures, referred to as Basel III, from 2013. The timing and scope of implementation of Basel III in Korea remain uncertain. The implementation of Basel III in Korea may have a significant effect on the capital requirements of Korean financial institutions, including us.

See “Item 5A. Operating Results—Overview—New Basel Capital Accord” and “Item 5B. Liquidity and Capital Resources—Financial Condition—Capital Adequacy.”

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

In the past, the Korean government has also announced policies under which financial institutions in Korea are encouraged to provide financial support to particular sectors. For example, in light of the deteriorating financial condition and liquidity position of small- and medium-sized enterprises in Korea as a result of the global financial crisis commencing in the second half of 2008 and adverse conditions in the Korean economy affecting consumers, the Korean government introduced measures intended to encourage Korean banks to provide financial support to small- and medium-sized enterprise and retail borrowers. See “—Risks relating to our retail credit portfolio—Future changes in market conditions as well as other factors may lead to increases in delinquency levels of our retail loan portfolio” and “—Risks relating to our small- and medium-sized enterprise loan portfolio—We have significant exposure to small- and medium-sized enterprises, and any financial difficulties experienced by these customers may result in a deterioration of our asset quality and have an adverse impact on us.”

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

If the Financial Services Commission deems our financial condition or the financial condition of our subsidiaries to be unsound, or if we or our subsidiaries fail to meet applicable regulatory standards, such as minimum capital adequacy and liquidity ratios, the Financial Services Commission may order or recommend, among other things:

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

In April 2009, North Korea launched a long-range rocket over the Pacific Ocean. Korea, Japan and the United States responded that the launch poses a threat to neighboring nations and that it was in violation of the United Nations Security Council resolution adopted in 2006 against nuclear tests by North Korea, and the United Nations Security Council issued a presidential statement that condemned North Korea for the launch and decided to tighten sanctions against North Korea. Subsequently, North Korea announced that it would permanently pull out of the six party talks and restart its nuclear program, and the International Atomic Energy Agency reported that its inspectors had been ordered to remove surveillance devices and other equipment at the Yongbyon nuclear power plant and to leave North Korea. In May 2009, North Korea announced that it had successfully conducted a second nuclear test and test-fired three short-range surface-to-air missiles. In response, the United Nations Security Council unanimously passed a resolution that condemned North Korea for the nuclear test and decided to expand and tighten sanctions against North Korea. In July 2009, North Korea test-fired several additional ballistic missiles into the sea between Korea and Japan.

In March 2010, a Korean warship was destroyed by an underwater explosion, killing many of the crewmen on board. In May 2010, the Korean government formally accused North Korea of causing the sinking and demanded that North Korea apologize for the act and punish those responsible. The Korean government has also been seeking international condemnation against North Korea for the act. North Korea has threatened retaliation for any attempt to punish it over the incident. In November 2010, North Korea reportedly fired more than one hundred artillery shells that hit Korea’s Yeonpyeong Island near the maritime border between Korea and North Korea on the west coast of Korea, killing at least two Korean soldiers and two civilians, wounding many others and setting civilian houses on fire. Korea responded by firing artillery shells back, while putting the military on its highest level of alert in the west coast area. The Korean government condemned North Korea for the act and vowed stern retaliation should there be further provocation.

In addition, there recently has been increased uncertainty with respect to the future of North Korea’s political leadership and concern regarding its implications for economic and political stability in the region. In June 2009, U.S. and Korean officials announced that Kim Jong-il, the North Korean ruler who reportedly suffered a stroke in August 2008, designated his third son, Kim Jong-eun, who is reportedly in his twenties, to become his successor. In September 2010, Kim Jong-eun was made a general in the North Korean army, named the vice chairman of the Central Military Commission and appointed to the Central Committee of the Workers’ Party in a series of measures widely believed to be part of the succession plan. The succession plan, however, remains uncertain. In addition, North Korea’s economy faces severe challenges. For example, in November 2009, the North Korean government redenominated its currency at a ratio of 100 to 1 as part of a currency reform undertaken in an attempt to control inflation and reduce income gaps. In tandem with the currency redenomination, the North Korean government banned the use or possession of foreign currency by its residents and closed down privately run markets, which led to severe inflation and food shortages. Such developments may further aggravate social and political tensions within North Korea.

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

In recent years, adverse conditions and volatility in the worldwide financial markets, fluctuations in oil and commodity prices and the general weakness of the U.S. and global economy have contributed to the uncertainty of global economic prospects in general and have adversely affected, and may continue to adversely affect, the Korean economy. See “Other risks relating to our business—Difficult conditions in the global financial markets could adversely affect our results of operations and financial condition.” From the second half of 2008 to the first half of 2010, the value of the Won relative to major foreign currencies in general and the U.S. dollar in particular fluctuated widely. While such fluctuations have generally stabilized in the second half of 2010 and into 2011, there is no guarantee that they will not occur again in the future. See “Item 3A. Selected Financial Data—Exchange Rates.” A depreciation of the Won increases the cost of imported goods and services and the Won revenue needed by Korean companies to service foreign currency-denominated debt. An appreciation of the Won, on the other hand, causes export products of Korean companies to be less competitive by raising their prices in terms of the relevant foreign currency and reduces the Won value of such export sales. Furthermore, as a result of adverse global and Korean economic conditions, there has been significant volatility in the stock prices of Korean companies. The Korea Composite Stock Price Index (known as the “KOSPI”) declined from 1,897.1 on December 31, 2007 to 938.8 on October 24, 2008. While the KOSPI has largely recovered since late 2008, there is no guarantee that the stock prices of Korean companies will not decline again in the future. Future declines in the KOSPI and large amounts of sales of Korean securities by foreign investors and subsequent repatriation of the proceeds of such sales may adversely affect the value of the Won, the foreign currency reserves held by financial institutions in Korea, and the ability of Korean companies to raise capital. Any future deterioration of the Korean or global economy could adversely affect our business, financial condition and results of operations.

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

•	adverse conditions in the economies of countries that are important export markets for Korea, such as the United States, Japan and China, or in emerging market economies in Asia or elsewhere;

•	substantial decreases in the market prices of Korean real estate;

•	increasing delinquencies and credit defaults by retail and small- and medium-sized enterprise borrowers;

•	declines in consumer confidence and a slowdown in consumer spending;

•	difficulties in the financial sector in Korea, including the savings bank sector;

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

•	financial problems or lack of progress in the restructuring of chaebols, other large troubled companies, their suppliers or the financial sector;

•	loss of investor confidence arising from corporate accounting irregularities and corporate governance issues at certain chaebols;

•	increases in social expenditures to support an aging population in Korea or decreases in economic productivity due to the declining population size in Korea;

•	the economic impact of any pending or future free trade agreements;

•	geo-political uncertainty and risk of further attacks by terrorist groups around the world;

•

natural disasters that have a significant adverse economic or other impact on Korea or its major trading partners, such as the earthquake and tsunami that occurred in the northeast part of Japan in March 2011 and any resulting releases of radiation from damaged nuclear power plants in the area;

•	the recurrence of severe acute respiratory syndrome, or SARS, or an outbreak of swine or avian flu or foot-and-mouth disease in Asia and other parts of the world;

•	deterioration in economic or diplomatic relations between Korea and its trading partners or allies, including deterioration resulting from trade disputes or disagreements in foreign policy;

•	political uncertainty or increasing strife among or within political parties in Korea;

•	hostilities or civil unrest involving oil producing countries in the Middle East and Northern Africa and any material disruption in the supply of oil or increase in the price of oil;

•	an increase in the level of tensions or an outbreak of hostilities between North Korea and Korea or the United States; and

•	changes in financial regulations in Korea.

Labor unrest in Korea may adversely affect our operations.

Economic difficulties in Korea or increases in corporate reorganizations and bankruptcies could result in layoffs and higher unemployment. Such developments could lead to social unrest and substantially increase government expenditures for unemployment compensation and other costs for social programs. According to statistics from the Korea National Statistical Office, the unemployment rate was 3.2% in 2007 and 2008, but increased to 3.6% in 2009 primarily as a result of adverse economic conditions in Korea and further increased to 3.7% in 2010. Future increases in unemployment and any resulting labor unrest in the future could adversely affect our operations, as well as the operations of many of our customers and their ability to repay their loans, and could adversely affect the financial condition of Korean companies in general, depressing the price of their securities. These developments would likely have an adverse effect on our financial condition and results of operations.

Risks relating to our common stock and ADSs

We or our major stockholders may sell shares of our common stock or ADSs in the future, and these and other sales may adversely affect the market price of our common stock and ADSs and may dilute your investment and relative ownership in us.

In September 2009, we issued 30,000,000 new shares of our common stock (including 2,775,585 new shares in the form of ADSs) at a subscription price of (Won)37,250 per share (and US$29.95 per ADS), pursuant to a rights offering to our existing shareholders. We have no current plans for any subsequent public offerings of our common stock, ADSs or securities exchangeable for or convertible into such securities. However, it is possible that we may decide to offer or sell such securities in the future. In particular, as of March 31, 2011, Kookmin Bank, our wholly-owned subsidiary, owned 34,966,962 shares of our common stock, or approximately 9.05% of our total issued common stock. We are required under applicable Korean law to dispose of such shares by September 2011. Accordingly, we may decide to offer and sell such shares, in one or more transactions, at any time prior to September 2011. In addition, our major stockholders, ING Bank N.V. and the Korean National Pension Service, held approximately 5.0% and 4.9%, respectively, of our total issued common stock as of December 31, 2010, which they may sell at any time.

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

Under the Financial Holding Company Act, a single stockholder, together with its affiliates, is generally prohibited from owning more than 10.0% of the issued and outstanding shares of voting stock of a bank holding company such as us that controls a nationwide bank, with the exception of certain stockholders that are non-financial business group companies, whose applicable limit is 9.0%. To the extent that the total number of shares of our common stock (including those represented by ADSs) that a holder and its affiliates own together exceeds the applicable limits, that holder will not be entitled to exercise the voting rights for the excess shares, and the Financial Services Commission may order that holder to dispose of the excess shares within a period of up to six months. Non-financial business group companies are required to obtain approval from the Financial Services Commission in order to (i) become the largest shareholder of a bank holding company or (ii) acquire 4% or more of the issued and outstanding shares of voting stock of a bank holding company and participate in the management of such company in the manner prescribed in the Enforcement Decree of the Financial Holding Company Act. If non-financial business group companies hold voting stock of a bank holding company in excess of the foregoing limits as a result of unavoidable circumstances, such as sales by other stockholders’ of their shareholding, such non-financial business group companies are required to obtain approval from the Financial Services Commission to hold the portion of shares that exceeds the limit, dispose of such portion or take measures so that they no longer fall under the definition of “non-financial business group companies” under the Financial Holding Company Act. Non-compliance with such requirement will prohibit non-financial business group companies from exercising their voting rights of the shares that exceed the limit and prompt the issuance of an order by the Financial Services Commission directing such non-financial business group companies to dispose of their shares that exceed the limit. Failure to comply with such an order would result in an administrative fine of up to 0.03% of the book value of such shares per day until the date of disposal. See “Item 4B. Business Overview—Supervision and Regulation—Principal Regulations Applicable to Financial Holding Companies—Restrictions on Ownership of a Financial Holding Company.”

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

Our common stock is listed on the KRX KOSPI Market, which has a smaller market capitalization and is more volatile than the securities markets in the United States and many European countries. The market value of ADSs may fluctuate in response to the fluctuation of the trading price of shares of our common stock on the KRX KOSPI Market. The KRX KOSPI Market has experienced substantial fluctuations in the prices and volumes of sales of listed securities and the KRX KOSPI Market has prescribed a fixed range in which share prices are permitted to move on a daily basis. The KOSPI declined from 1,897.1 on December 31, 2007 to 938.8 on October 24, 2008. The KOSPI was 2,031.9 on June 17, 2011. There is no guarantee that the stock prices of Korean companies will not decline again in the future. Like other securities markets, including those in developed markets, the Korean securities market has experienced problems including market manipulation, insider trading and settlement failures. The recurrence of these or similar problems could have a material adverse effect on the market price and liquidity of the securities of Korean companies, including our common stock and ADSs, in both the domestic and the international markets.

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

If the Korean government deems that certain emergency circumstances, including, but not limited to, severe and sudden changes in domestic or overseas economic circumstances, extreme difficulty in stabilizing the balance of payments or implementing currency exchange rate and other macroeconomic policies, have occurred or are likely to occur, it may impose certain restrictions provided for under the Foreign Exchange Transaction Law, including the suspension of payments or requiring prior approval from governmental authorities for any transaction. See “Item 10D. Exchange Controls—General.”

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

In July 1999, H&CB entered into an investment agreement with certain affiliates of the ING Groep N.V., a leading global financial services group. Through ING Insurance International B.V. and ING International Financial Holdings, ING Groep N.V. invested (Won)332 billion to acquire 9,914,777 new common shares of H&CB representing 9.99999% of H&CB’s outstanding common shares. As of December 31, 2010, ING Groep N.V. beneficially owned 5.0% of our issued common stock. For more details regarding our relationship with ING Groep N.V., see “Item 4B. Business Overview—Other Businesses—Bancassurance,” “Item 7B. Related Party Transactions” and “Item 10C. Material Contracts.”

The Merger of the Former Kookmin Bank and H&CB

Effective November 1, 2001, the former Kookmin Bank and H&CB merged into a new entity named Kookmin Bank. This merger resulted in Kookmin Bank becoming the largest commercial bank in Korea. Kookmin Bank’s ADSs were listed on the New York Stock Exchange on November 1, 2001 and its common shares were listed on the KRX KOSPI Market on November 9, 2001. As of October 31, 2001, H&CB’s total assets were (Won)67,399 billion, its total deposits were (Won)51,456 billion, its total liabilities were (Won)64,537 billion and it had stockholders’ equity of (Won)2,849 billion. As required by U.S. GAAP, we recognized H&CB’s total assets and liabilities at their estimated fair values of (Won)68,329 billion and (Won)64,840 billion, respectively. These amounts reflect the recognition of (Won)562 billion of negative goodwill, which was allocated to the fixed assets, core deposit intangible assets and credit card relationship intangible assets assumed.

The Establishment of KB Financial Group

We were established on September 29, 2008 pursuant to a “comprehensive stock transfer” under Article 360-15 of the Korean Commercial Code, whereby holders of the common stock of Kookmin Bank and certain of its subsidiaries transferred all of their shares to us, a new financial holding company, and in return received shares of our common stock. In the stock transfer, each holder of one share of Kookmin Bank common stock received one share of our common stock, par value (Won)5,000 per share. Holders of Kookmin Bank ADSs and global depositary shares, each of which represented one share of Kookmin Bank common stock, received one of our ADSs for every ADS or global depositary share they owned. In addition, holders of the common stock of KB Investment & Securities Co., Ltd., KB Asset Management Co., Ltd., KB Real Estate Trust Co., Ltd., KB Investment Co., Ltd., KB Futures Co., Ltd., KB Credit Information Co., Ltd., and KB Data Systems Co., Ltd., all of which were Kookmin Bank’s subsidiaries, transferred all of their shares to us and, as consideration for such transferred shares, received shares of our common stock in accordance with the specified stock transfer ratio applicable to each such subsidiary. Following the completion of the stock transfer, Kookmin Bank, KB Investment & Securities Co., Ltd., KB Asset Management Co., Ltd., KB Real Estate Trust Co., Ltd., KB Investment Co., Ltd., KB Futures Co., Ltd., KB Credit Information Co., Ltd., and KB Data Systems Co., Ltd. became our wholly-owned subsidiaries. The stock transfer was accounted for under U.S. GAAP as a transaction between entities under common control and, with respect to the transfer by noncontrolling stockholders of Kookmin Bank’s subsidiaries included in the stock transfer, the acquisition by us of such noncontrolling interests of such subsidiaries was accounted for using the purchase method. Accordingly, the consolidated financial statements included in this annual report are, as of dates and for periods prior to the date of the stock transfer, for Kookmin Bank and its subsidiaries, and as of dates and for periods from and after the date of the stock transfer, for us and our subsidiaries, including Kookmin Bank. For further information regarding the accounting treatment of the stock transfer, see Note 3 of the notes to our consolidated financial statements.

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

In connection with the stock transfer, Kookmin Bank common stockholders who opposed the stock transfer were entitled to exercise appraisal rights and require Kookmin Bank to repurchase their shares in the event the stock transfer was completed. The purchase price for shares in respect of which appraisal rights were exercised was set at (Won)63,293 per share. Kookmin Bank repurchased 38,263,249 shares of its common stock as a result of the exercise of appraisal rights by dissenting stockholders. In addition, prior to the stock transfer, Kookmin Bank executed a share buy back program, pursuant to which it repurchased 16,840,000 shares of its common stock. Accordingly, as a result of the transfer by Kookmin Bank of such treasury shares and the shares it held in its subsidiaries to us, Kookmin Bank received 73,607,601 shares of our common stock in the stock transfer, some of which it subsequently sold. As of March 31, 2011, Kookmin Bank owned 34,966,962 shares of our common stock, representing approximately 9.05% of our total issued common stock.

Item 4B.	Business Overview

Business

We are one of the largest financial holding companies in Korea, in terms of consolidated total assets, and our operations include Kookmin Bank, the largest commercial bank in Korea in terms of total assets (including loans). Our subsidiaries collectively engage in a broad range of businesses, including commercial banking, credit cards, asset management, life insurance, capital markets activities and international banking. As of December 31, 2010, we had consolidated total assets of (Won)252 trillion, consolidated total deposits of (Won)180 trillion and consolidated stockholders’ equity of (Won)17 trillion.

We were established as a financial holding company in September 2008, pursuant to a “comprehensive stock transfer” under Korean law. See “Item 4A. History and Development of the Company—The Establishment of KB Financial Group.”

On the asset side, we provide credit and related financial services to individuals and small- and medium-sized enterprises and, to a lesser extent, to large corporate customers. On the deposit side, we provide a full range of deposit products and related services to both individuals and enterprises of all sizes. We provide these services predominantly through Kookmin Bank.

By their nature, our core consumer and small- and medium-sized enterprise operations place a high premium on customer access and convenience. Our combined banking network of 1,173 branches as of December 31, 2010, one of the most extensive in Korea, provides a solid foundation for our business and is a major source of our competitive strength. This network provides us with a large, stable and cost effective funding source, enables us to provide our customers convenient access and gives us the ability to provide the customer attention and service essential to conducting our business, particularly in an increasingly competitive environment. Our branch network is further enhanced by automated banking machines and fixed-line, mobile telephone and Internet banking. As of December 31, 2010, we had a customer base of approximately 26 million retail customers, which represented approximately one-half of the Korean population.

The following table sets forth the principal components of our lending business as of the dates indicated. As of December 31, 2010 retail loans, credit card loans and credit card receivables accounted for 56.3% of our total loan portfolio:

	As of December 31,
	2008			2009			2010
	(in billions of Won, except percentages)
Retail
Mortgage and home equity (1)	(Won)	69,924	35.0%	(Won)	70,678	36.0%	(Won)	70,443	35.9%
Other consumer (2)		27,592	13.8		26,949	13.7		27,790	14.1
Total retail		97,516	48.8		97,627	49.7		98,233	50.0
Credit card		11,523	5.8		11,368	5.8		12,395	6.3
Corporate		88,143	44.2		84,886	43.3		83,380	42.4
Capital markets activities and international banking		2,455	1.2		2,344	1.2		2,488	1.3

Total loans	(Won)	199,637	100.0%	(Won)	196,225	100.0%	(Won)	196,496	100.0%

(1)

Includes (Won)1,113 billion, (Won)1,116 billion and (Won)1,025 billion of overdraft loans secured by real estate in connection with home equity loans as of December 31, 2008, 2009 and 2010, respectively.

(2)	Includes (Won)8,994 billion, (Won)8,992 billion and (Won)8,650 billion of overdraft loans as of December 31, 2008, 2009 and 2010, respectively.

We provide a full range of personal lending products and retail banking services to individual customers, including mortgage loans. We are the largest private sector mortgage lender in Korea.

Lending to small- and medium-sized enterprises is the single largest component of our non-retail credit portfolio and represents a widely diversified exposure to a broad spectrum of the Korean corporate community, both by type of lending and type of customer, with one of the categories being collateralized loans to SOHO customers that are among the smallest of the small- and medium-sized enterprises. The volume of our loans to small- and medium-sized enterprises requires a customer-oriented approach that is facilitated by our large and geographically diverse branch network.

In keeping with current industry trends, our credit exposure to large corporate customers has in recent years decreased slightly as a percentage of our total loan portfolio. However, we continue to seek to maintain and expand quality relationships by providing these customers with an increasing range of fee-related services.

Since the former Kookmin Bank initiated the issuance of domestic credit cards in 1980, we have seen our credit card business grow rapidly in recent years as the nationwide trend towards credit card use accelerated. As of December 31, 2010, we had approximately 10.5 million holders of KB Card. In March 2011, we effected a horizontal spin-off of the credit card business from Kookmin Bank. As a result, our credit card business is operated by a newly established wholly-owned subsidiary, KB Kookmin Card Co., Ltd.

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

The key elements of our strategy are as follows:

Providing comprehensive financial services and maximizing synergies among our subsidiaries through our financial holding company structure

We believe the Korean financial services market has been undergoing and will continue to undergo significant change, including as a result of the effectiveness of the Financial Investment Services and Capital Markets Act in February 2009, and that the resulting trend toward consolidation and convergence, as well as the growing presence of foreign financial institutions in the Korean financial market and the expansion of the overseas presence and operations of Korean financial institutions, may provide significantly greater competition for us in the future. In the context of such changes, we plan to become a comprehensive financial services provider capable of offering a full range of products and services to our large existing base of retail and corporate banking customers, as well as a global firm that can effectively compete with leading international financial institutions. To that end, we are continuing to implement specific initiatives including the enhancement of our group-wide integrated customer relationship management system to facilitate the sharing of customer information and the integration of various customer loyalty programs among our subsidiaries.

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

As part of this strategy, we are also focusing on attracting and retaining creditworthy customers by offering more differentiated fee-based products and services that are tailored to meet their specific needs. The development and marketing of our products and services are, in part, driven by customer segmentation to ensure we meet the needs of each customer segment. For instance, we continue to develop hybrid financial products with enhanced features, including various deposit products and investment products, for which consumer demand has increased in recent years. We are also focusing on addressing the needs of our customers by providing the highest-quality products and services and developing an open-architecture strategy, which allows us to sell such products through the largest branch network in Korea. In short, we aim to offer our customers a convenient one-stop financial services destination where they can meet their traditional retail and corporate banking requirements, as well as find a broad array of fee-based products and services tailored to address more specific financial needs, including in investment banking, insurance and wealth management. We believe such differentiated, comprehensive services and cross-selling will not only enhance customer loyalty but also increase profitability.

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

•	develop and sell more varied corporate financial products, consisting of transactional banking products which provide higher margin and less risk;

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

Strengthening internal risk management capabilities

We believe that ensuring strong asset quality through effective credit risk management is critical to maintaining stable growth and profitability and risk management will continue to be one of our key focus areas. One of our highest priorities is to improve our asset quality and more effectively price our lending products to take into account inherent credit risk in our portfolio. Our goal is to maintain the soundness of our credit portfolio, profitability and capital base. To this end, we intend to continue to strengthen our internal risk management capabilities by tightening our underwriting and management policies and improving our internal compliance policies. To accomplish this objective, we have undertaken the following initiatives:

•	Strengthening underwriting procedures with advanced credit scoring techniques. We have centralized our credit management operations into our credit group. Through such centralization, we aim to enhance our credit management expertise and improve our system of checks-and-balances with respect to our credit portfolio. We have also improved our ability to evaluate the credit of our small- and medium-sized enterprise customers through assigning experienced credit officers to our regional credit offices. We also require the same officer to evaluate, review and monitor the outstanding loans and other credits with respect to a customer, which we believe enhances the expertise and improves the efficiency and accountability of such officer, while enabling us to maintain a consistent credit policy. We have also, as a general matter, implemented enhanced credit analysis and scoring techniques, which we believe will enable us to make better-informed decisions about the credit we extend and improve our ability to respond more quickly to incipient credit problems. We are also focusing on enhancing our asset quality through improvement of our early monitoring systems and collection procedures.

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

Lending Activities

We offer various loan products that target different segments of the population, with features tailored to each segment’s financial profile and other characteristics. The following table sets forth the balances and the percentage of our total lending represented by our retail loans as of the dates indicated:

	As of December 31,
	2008			2009			2010
	(in billions of Won, except percentages)
Retail:
Mortgage and home equity loans	(Won)	69,924	35.0%	(Won)	70,678	36.0%	(Won)	70,443	35.9%
Other consumer loans (1)		27,592	13.8		26,949	13.7		27,790	14.1

Total	(Won)	97,516	48.8%	(Won)	97,627	49.7%	(Won)	98,233	50.0%

(1)	Excludes credit card loans, but includes overdraft loans.

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

For secured loans, including mortgage and home equity loans, our policy is to lend up to 100% of the adjusted collateral value (except in areas of high speculation designated by the government where we generally limit our lending to between 40% to 60% of the appraised value of collateral) minus the value of any lien or other security interests that are prior to our security interest. In calculating the adjusted collateral value for real estate, we use the appraisal value of the collateral multiplied by a factor, generally between 40% to 80% (40% to 60% in the case of mortgage and home equity loans). This factor varies depending upon the location and use of the real estate and is established in part by taking into account court-supervised auction prices for nearby properties.

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

As of December 31, 2010, 73.3% of our mortgage loans were secured by residential property which is the subject of the loan, 6.7% of our mortgage loans were guaranteed by the Housing Finance Credit Guarantee Fund, a government housing-related entity, and the remaining 20.0% of our mortgage loans, contrary to general practices in the United States, were unsecured (although the use of proceeds from these loans are restricted for the purpose of financing home purchases and some of these loans were guaranteed by a third party). One reason that a relatively high percentage of our mortgage loans are unsecured is that we, along with other Korean banks, provide advance loans to borrowers for the down payment of new housing (particularly apartments) that is in the process of being built. Once construction is completed, which may take several years, these mortgage loans become secured by the new housing purchased by these borrowers. For the year ended December 31, 2010, the average initial loan-to-value ratio of our mortgage loans, which is a measure of the amount of loan exposure to the appraised value of the security collateralizing the loan, was approximately 46%. There are three reasons that our loan-to-value ratio is relatively lower (as is the case with other Korean banks) compared to similar ratios in other countries, such as the United States. The first reason is that housing prices are high in Korea relative to average income, so most people cannot afford to borrow an amount equal to the entire value of their collateral and make interest payments on such an amount. The second reason relates to the “jeonsae” system, through which people provide a key money deposit while residing in the property prior to its purchase. At the time of purchase, most people use the key money deposit as part of their payment and borrow the remaining amount from Korean banks, which results in a loan that will be for an amount smaller than the appraised value of the property for collateral and assessment purposes. The third reason is that Korean banks discount the appraised value of the borrower’s property for collateral and assessment purposes so that a portion of the appraised value is reserved in order to provide recourse to a renter who lives at the borrower’s property. This is in the event that the borrower’s property is seized by a creditor, and the renter is no longer able to reside at that property. See “Item 3D. Risk Factors—Other risks relating to our business—A decline in the value of the collateral securing our loans and our inability to realize full collateral value may adversely affect our credit portfolio.” As a result of government initiatives, we have also tightened our mortgage loan guidelines.

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

As of December 31, 2010, our three-month, six-month and twelve-month base rates were 2.80%, 2.92% and 3.24%, respectively.

As of December 31, 2010, 97% of our outstanding mortgage and home equity loans was priced based on a floating rate.

Other Consumer Loans

Other consumer loans are primarily unsecured. However, such loans may be secured by real estate, deposits or securities. As of December 31, 2010, approximately (Won)15,957 billion, or 57.4% of our consumer loans (other than mortgage and home equity loans) were unsecured loans (although some of these loans were guaranteed by a third party). Overdraft loans are also classified as other consumer loans, are primarily unsecured and generally have an initial maturity of one year, which is typically extended automatically on an annual basis and may be extended up to a maximum of five years. The amount of overdraft loans as of December 31, 2010 was approximately (Won)8,650 billion.

Pricing. The interest rates on our other consumer loans (including overdraft loans) are determined on the same basis as on our mortgage and home equity loans, except that, for unsecured loans, the borrower’s credit score as determined during our loan approval process is also taken into account. See “Item 11. Quantitative and Qualitative Disclosures about Market Risk—Credit Risk Management.”

As of December 31, 2010, 99% of our other consumer loans had interest rates that were not fixed but were variable in reference to our base rate, which is based on the Market Opportunity Rate.

Deposit-taking Activities

Due to our extensive nationwide network of branches, together with our long history of development and our resulting know-how and expertise, as of December 31, 2010, we had the largest number of retail customers and retail deposits among Korean commercial banks. The balance of our deposits from retail customers was W97,378 billion, (Won)100,778 and (Won)111,489 billion as of December 31, 2008, 2009 and 2010, respectively, which constituted 61.4%, 59.6%, and 62.0% respectively, of the balance of our total deposits.

We offer many deposit products that target different segments of our retail customer base, with features tailored to each segment’s financial profile, characteristics and needs, including:

•

Demand deposits, which either do not accrue interest or accrue interest at a lower rate than time deposits. Demand deposits allow the customer to deposit and withdraw funds at any time and, if they are interest bearing, accrue interest at a variable rate depending on the amount of deposit. Retail and corporate demand deposits constituted 2.1% of our total deposits as of December 31, 2010 and paid average interest of 1.27% for 2010.

•

Time deposits, which generally require the customer to maintain a deposit for a fixed term, during which the deposit accrues interest at a fixed rate or a variable rate based on the KOSPI, or to deposit specified amounts on an installment basis. If the amount of the deposit is withdrawn prior to the end of the fixed term, the customer will be paid a lower interest rate than that originally offered. The term for time deposits typically range from one month to five years, and the term for installment savings deposits range from six months to ten years. Retail and corporate time deposits constituted 63.8% of our total deposits as of December 31, 2010 and paid average interest of 3.62% for 2010. Most installment savings deposits offer fixed interest rates.

•

Savings deposits, which allow depositors to deposit and withdraw money at any time and accrue interest at an adjustable interest rate, which is currently below 4.4%. Retail and corporate savings deposits constituted 29.3% of our total deposits as of December 31, 2010 and paid average interest of 0.42% for 2010.

•

Certificates of deposit, the maturities of which typically range from 30 days to 730 days with a required minimum deposit of W5 million. Interest rates on certificates of deposit are determined based on the length of the deposit and prevailing market rates. Our certificates of deposit are sold at a discount to their face value, reflecting the interest payable on the certificate of deposit.

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

We also offer deposits that provide the holder with preferential rights to housing subscriptions and eligibility for mortgage loans. These products include:

•

Housing subscription time deposits, which are special purpose time deposit accounts providing the holder with a preferential right to subscribe for new private apartment units under the Housing Law. This law is the basic law setting forth various measures supporting the purchase of houses and the supply of such houses by construction companies. These products accrue interest at a fixed rate for one year, and at an adjustable rate after one year. Deposit amounts per account range from (Won)2 million to (Won)15 million depending on the location of the holder’s current residence and the size of the desired apartment unit. These deposit products target high and middle income households.

•

Housing subscription installment savings deposits, which are monthly installment savings programs providing the holder with a preferential subscription right for new private apartment units under the Housing Law. Account holders are also eligible for our mortgage loans. These deposits require monthly installments of (Won)50,000 to (Won)500,000, have maturities of between two and five years and accrue interest at fixed or variable rates depending on the term. These deposit products target low- and middle-income households.

Since 2004, we have been operating a “priority customer” program called KB Star Club through Kookmin Bank and, beginning in February 2010, also through KB Investment & Securities and KB Life Insurance. This program categorizes our customers by their average deposit balance for the most recent three-month period, the amount of their transactions with us and their program points based on such balances and transactions. A customer may receive preferential treatment in various areas, including interest rates and transaction fees, depending upon how the customer is classified. As of December 31, 2010, we had over four million KB Star Club customers, representing approximately 17% of our total retail customer base of approximately 26 million retail customers. In 2010, on an average balance basis, our KB Star Club customers held approximately 88% of our total retail customer deposits.

In 2002, after significant research and planning, we launched private banking operations at Kookmin Bank’s headquarters. Shortly thereafter, we launched a comprehensive strategy with respect to customers with higher net worth, which included staffing appropriate representatives, marketing aggressively, establishing IT systems, selecting appropriate branch locations and readying such branches with the necessary facilities to service such customers. As of March 31, 2011, we operated 24 private banking centers through Kookmin Bank. We believe that by offering high quality personal wealth management services to these customers, including through our exclusive brand “Gold & Wise”, we can increase our share of the priority customer market, which will increase our profitability and our position in the retail banking market.

The Monetary Policy Committee of the Bank of Korea (the “Monetary Policy Committee”) imposes a reserve requirement on Won currency deposits of commercial banks based generally on the type of deposit instrument. The reserve requirement is currently up to 7%. See “—Supervision and Regulation—Principal Regulations Applicable to Banks—Liquidity.”

The Depositor Protection Act provides for a deposit insurance system where the Korea Deposit Insurance Corporation guarantees to depositors the repayment of their eligible bank deposits. The deposit insurance system insures up to a total of (Won)50 million per depositor per bank. See “—Supervision and Regulation—Principal Regulations Applicable to Banks—Deposit Insurance System.” We pay a premium rate of 0.02% of our average deposits for each quarter and we paid (Won)110 billion for 2010.

Credit Cards

Credit cards are another of our core retail products. As a result of the merger of the former Kookmin Bank with H&CB, for a period of time we issued and operated two brands of credit cards, Kookmin Card and BC Card. Following the merger of Kookmin Bank with its subsidiary, Kookmin Credit Card, in September 2003, we adopted a strategy of trying to unify the two brands. Accordingly, commencing in October 2003, we have been issuing most of our new credit cards under the “KB Card” brand. In March 2011, we effected a horizontal spin-off of the credit card business from Kookmin Bank. As a result, our credit card business is operated by a newly established wholly-owned subsidiary, KB Kookmin Card Co., Ltd.

The following table sets forth certain data relating to our credit card operations. All financial figures appearing below have been prepared in accordance with Korean GAAP, which differs significantly from U.S. GAAP. See “Item 5B. Liquidity and Capital Resources—Reconciliation with Korean GAAP.”

	As of and for the Year Ended December 31,
	2008		2009		2010
	(in billions of Won, except number of holders, accounts and percentages)
Number of credit cardholders (at year end) (thousands)
General accounts		9,241		9,716		10,169
Corporate accounts		232		290		341

Total		9,473		10,006		10,510

Number of merchants (at year end) (thousands)		1,869		1,995		2,114
Active ratio (at year end) (1)		74.2%		73.3%		74.0%
Credit card fees
Merchant fees (2)	(Won)	1,114	(Won)	1,220	(Won)	1,182
Installment and cash advance fees		736		736		631
Annual membership fees		38		46		48
Other fees		490		550		694

Total	(Won)	2,378	(Won)	2,552	(Won)	2,555

Charge volume (3)
General purchase	(Won)	46,221	(Won)	45,805	(Won)	48,527
Installment purchase		8,399		9,503		10,790
Cash advance		15,023		13,378		12,262
Card loan (4)		4,554		3,970		4,535

Total	(Won)	74,197	(Won)	72,656	(Won)	76,114

	As of and for the Year Ended December 31,
	2008		2009		2010
	(in billions of Won, except number of holders, accounts and percentages)
Outstanding balance (at year end) (5)
General purchase	(Won)	4,114	(Won)	4,330	(Won)	4,684
Installment purchase		1,993		2,229		2,581
Cash advance		2,531		2,260		2,225
Card loan (4)		2,889		2,565		2,928

Total (6)	(Won)	11,527	(Won)	11,384	(Won)	12,418

Average outstanding balances (5)
General purchase	(Won)	3,979	(Won)	4,232	(Won)	4,512
Installment purchase		1,894		2,145		2,457
Cash advance		2,427		2,352		2,194
Card loan (4)		2,617		2,636		2,763
Delinquency ratios (at year end) (7)
Less than 1 month (8)		2.47%		1.56%		1.30%
From 1 month to 3 months		1.21		0.79		0.73
From 3 months to 6 months		0.22		0.17		0.11
Over 6 months		0.03		0.12		0.18

Total		3.93%		2.64%		2.32%

	As of and for the Year Ended December 31,
	2008		2009		2010
	(in billions of Won, except number of holders, accounts and percentages)
Non-performing loan ratio
Reported		0.91%		0.80%		0.68%
Managed		0.91%		0.80%		0.68%
Write-offs (gross)	(Won)	379	(Won)	560	(Won)	309
Recoveries (9)		274		256		245

Net write-offs	(Won)	105	(Won)	304	(Won)	64

Gross write-off ratio (10)		3.47%		4.93%		2.60%
Net write-off ratio (11)		0.96%		2.68%		0.54%
Asset sales		—		—		—
Asset securitization (12)	(Won)	—	(Won)	—	(Won)	—

(1)	The active ratio represents the ratio of accounts used at least once within the last six months to total accounts as of year end.
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

(6)

The total outstanding balances pursuant to U.S. GAAP for all of our credit cards were (Won)11,523 billion as of December 31, 2008, (Won)11,368 billion as of December 31, 2009 and (Won)12,395 billion as of December 31, 2010.

(7)

Represents ratio of delinquencies to outstanding balance. In line with industry practice, we have restructured a portion of delinquent credit card account balances as loans. As of December 31, 2010, these restructured loans amounted to (Won)25 billion. Because these restructured loans are not treated as being delinquent at the time of conversion or for a period of time thereafter, our delinquency ratios may not fully reflect all delinquent amounts relating to our outstanding balances.

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

As of December 31, 2010, we had approximately 10.5 million cardholders. Of the credit cards outstanding, approximately 74.0% were active, meaning that they had been used at least once during the previous six months. For 2010, our market share with respect to charge volume was approximately 13.6% according to the Financial Supervisory Service.

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

We generate other fees through a processing charge on merchants, with the average charge equaling approximately 2.23%.

Under non-exclusive license agreements with MasterCard International Incorporated and Visa International Service Association, we also issue MasterCard and Visa credit cards.

We also issue debit cards and charge merchants an average commission of approximately 1.19% of the amounts purchased using a debit card. We also issue “check cards”, which are similar to debit cards except that “check cards” are accepted by all merchants that accept credit cards. Much like debit cards, “check card” purchases are also debited directly from customers’ accounts with us.

Corporate Banking

We lend to and take deposits from small- and medium-sized enterprises and, to a lesser extent, large corporate customers. As of December 31, 2008, 2009 and 2010, we had 177,190, 220,407 and 227,860 small- and medium-sized enterprise borrowers and 994, 941 and 993 large corporate borrowers, respectively, for Won-currency loans. For 2008, 2009 and 2010, we received fee revenue from cash management services offered to corporate customers, which include “firm-banking” services such as inter-account transfers, transfers of funds from various branches and agencies of a company (such as insurance premium payments) to the account of the headquarters of such company and transfers of funds from various customers of a company to the main account of such company, in the amount of (Won)108 billion, (Won)115 billion and (Won)112 billion, respectively. Of our branch network as of December 31, 2010, we had eight branches that primarily handled large corporate banking.

The following table sets forth the balances and the percentage of our total lending represented by our small- and medium-sized enterprise business loans and our large corporate business loans as of the dates indicated, estimated based on our internal classifications of corporate borrowers under Korean GAAP:

	As of December 31,
	2008			2009			2010
	(in billions of Won, except percentages)
Corporate:
Small- and medium-sized enterprise loans	(Won)	65,394	32.8%	(Won)	67,121	34.2%	(Won)	66,308	33.7%
Large corporate loans		22,749	11.4		17,765	9.1		17,072	8.7

Total	(Won)	88,143	44.2%	(Won)	84,886	43.3%	(Won)	83,380	42.4%

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

The total amount of deposits from our corporate customers amounted to (Won)59,335 billion as of December 31, 2010, or 33.0% of our total deposits.

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

We use the term “small- and medium-sized enterprises” as defined in the Small and Medium Industry Basic Act and related regulations. The general criterion used to define small- and medium-sized enterprises is either the number of full-time employees (less than 300), paid-in capital (equal to or less than (Won)8 billion) or sales revenues (equal to or less than (Won)30 billion). Criteria differ from industry to industry. In all cases, however, the number of full-time employees may not equal or exceed 1,000, and the total amount of assets may not equal or exceed (Won)500 billion.

Industry-wide delinquency ratios for Won-denominated loans to small- and medium-sized enterprises increased in 2010 and further increased in the first quarter of 2011. Our delinquency ratio for loans to small- and medium-sized enterprises may increase further in the future as a result of, among other things, adverse economic conditions in Korea and globally. See “Item 3D. Risk Factors—Other risks relating to our business—Difficult conditions in the global financial markets could adversely affect our results of operations and financial condition.” In addition, in light of the deteriorating financial condition and liquidity position of small- and medium-sized enterprises in Korea, the Korean government has in recent years introduced measures intended to encourage Korean banks to provide financial support to small- and medium-sized enterprise borrowers. See “Item 3D. Risk Factors—Risks relating to our small- and medium-sized enterprise loan portfolio—We have significant exposure to small- and medium-sized enterprises, and any financial difficulties experienced by these customers may result in a deterioration of our asset quality and have an adverse impact on us.”

Lending Activities

Our principal loan products for our small- and medium-sized enterprise customers are working capital loans and facilities loans. Working capital loans are provided to finance working capital requirements and include notes discounted and trade financing. Facilities loans are provided to finance the purchase of equipment and the establishment of manufacturing assembly plants. As of December 31, 2010, working capital loans and facilities loans accounted for 71.4% and 28.6%, respectively, of our total small- and medium-sized enterprise loans. As of December 31, 2010, we had over 227,800 small- and medium-sized enterprise customers on the lending side.

Loans to small- and medium-sized enterprises may be secured by real estate or deposits or may be unsecured. As of December 31, 2010, secured loans and guaranteed loans accounted for, in the aggregate, 87.8% of our small- and medium-sized enterprise loans. Among the secured loans, 55.7% were secured by real estate and 44.3% were secured by deposits or securities. Working capital loans generally have a maturity of one year, but may be extended on an annual basis for an aggregate term of five years. Facilities loans have a maximum maturity of ten years for loans to corporations and 15 years for loans to SOHOs.

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

A substantial number of our small- and medium-sized enterprise customers are SOHOs, which we currently define to include sole proprietorships and individual business interests. With respect to SOHOs, we apply credit risk evaluation models, which not only uses quantitative analysis related to a customer’s accounts, personal credit and financial information and due amounts but also requires our credit officers to perform a qualitative analysis of each potential SOHO customer. With respect to SOHOs with annual revenues in excess of W2 billion or SOHO loans in excess of W300 million, our credit risk evaluation model also includes a quantitative analysis of the financial statements of the underlying business. We generally lend to SOHOs on a secured basis, although a small portion of our SOHO exposures are unsecured.

Pricing

We establish the price for our corporate loan products (other than collective housing loans) based principally on transaction risk, our cost of funding and market considerations. Transaction risk is measured by such factors as the credit rating assigned to a particular borrower, the size of the borrower and the value and type of collateral. Our loans are priced based on the Market Opportunity Rate system, which is a periodic floating rate system that takes into account the current market interest rate. As of December 31, 2010, the Market Opportunity Rate was 2.80% for three months, 2.92% for six months and 3.24% for one year.

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

Lending Activities

Our principal loan products for our large corporate customers are working capital loans and facilities loans. As of December 31, 2010, working capital loans and facilities loans accounted for 80.0% and 20.0%, respectively, of our total large corporate loans. We also offer collective housing loans, as described above under “—Small- and Medium-sized Enterprise Banking—Lending Activities,” to large corporate clients.

As of December 31, 2010, secured loans and guaranteed loans accounted for, in the aggregate, 30.4% of our large corporate loans. Among the secured loans, 25.1% were secured by real estate and 74.9% were secured by deposits or securities. Working capital loans generally have a maturity of one year but are extended on an annual basis for an aggregate term of five years. Facilities loans have a maximum maturity of 10 years.

We evaluate creditworthiness and collateral for our large corporate loans in essentially the same way as we do for small- and medium-sized enterprise loans. See “—Small- and Medium-sized Enterprise Banking—Lending Activities” above.

As of December 31, 2010, in terms of our outstanding loan balance, 37.9% of our large corporate loans was extended to borrowers in the manufacturing industry, 12.3% was extended to borrowers in the construction industry, and 9.4% was extended to borrowers in the financial and insurance industry.

Pricing

We determine pricing of our large corporate loans in the same way as we determine the pricing of our small- and medium-sized enterprise loans. See “—Small- and Medium-sized Enterprise Banking—Pricing” above. As of December 31, 2010, the Market Opportunity Rate, which is utilized in pricing loans offered by us, was the same for our large corporate loans as for our small- and medium-sized enterprise loans.

Capital Markets Activities and International Banking

Through our capital markets operations, we invest and trade in debt and equity securities and, to a lesser extent, engage in derivatives and asset securitization transactions and make call loans. We also provide investment banking services to corporate customers.

Securities Investment and Trading

We invest in and trade securities for our own account in order to maintain adequate sources of liquidity and to generate interest and dividend income and capital gains. As of December 31, 2008, 2009 and 2010, our investment portfolio, which consists primarily of held-to-maturity securities and available-for-sale securities, and our trading portfolio had a combined total book value of (Won)34,461 billion, (Won)37,706 billion and (Won)37,607 billion and represented 13.3%, 14.9% and 14.9% of our total assets, respectively.

Our trading and investment portfolios consist primarily of Korean treasury securities and debt securities issued by Korean government agencies, local governments or certain government-invested enterprises and debt securities issued by financial institutions. As of December 31, 2008, 2009 and 2010, we held debt securities with a total book value of (Won)32,036 billion, (Won)34,392 billion and (Won)33,904 billion, respectively, of which:

•	held-to-maturity debt securities accounted for (Won)12,600 billion, (Won)12,610 billion and (Won)13,076 billion, or 39.3%, 36.7% and 38.6%, respectively;

•	available-for-sale debt securities accounted for (Won)14,402 billion, (Won)17,576 billion and (Won)17,309 billion, or 45.0%, 51.1% and 51.0%, respectively; and

•	trading debt securities accounted for (Won)5,034 billion, (Won)4,206 billion and (Won)3,519 billion, or 15.7%, 12.2% and 10.4%, respectively.

Of these amounts, debt securities issued by the Korean government and government agencies as of December 31, 2008, 2009 and 2010 amounted to:

•	(Won)9,139 billion, (Won)8,992 billion and (Won)10,525 billion, or 72.5%, 71.3% and 80.5%, respectively, of our held-to-maturity debt securities;

•	(Won)6,979 billion, (Won)7,892 billion and (Won)8,213 billion, or 48.5%, 44.9% and 47.5%, respectively, of our available-for-sale debt securities; and

•	(Won)1,780 billion, (Won)1,359 billion and (Won)911 billion, or 35.4%, 32.3% and 25.9%, respectively, of our trading debt securities.

From time to time we also purchase equity securities for our securities portfolios. Our equity securities consist primarily of marketable beneficiary certificates and equities listed on the KRX KOSPI Market or the KRX KOSDAQ Market (formerly known as the KOSDAQ Market Division of the Korea Exchange). As of December 31, 2008, 2009 and 2010:

•

equity securities in our available-for-sale portfolio had a book value of (Won)404 billion, (Won)1,135 billion and (Won)1,327 billion, or 2.7%, 6.1% and 7.1% of our available-for-sale portfolio, respectively; and

•	equity securities in our trading portfolio had a book value of (Won)217 billion, (Won)254 billion and (Won)176 billion, or 4.1%, 5.7% and 4.8% of our debt and equity trading portfolio, respectively.

Our trading portfolio also includes foreign exchange spot contracts and derivative instruments. See “—Derivatives Trading.” Our investment portfolio also includes venture capital securities, non-marketable or restricted equity securities and investments under the equity method. As of December 31, 2008, 2009 and 2010, these investments had an aggregate book value of (Won)1,804 billion, (Won)1,925 billion and (Won)2,199 billion, respectively.

The following tables show, as of the dates indicated, the gross unrealized gains and losses on available-for-sale and held-to-maturity securities within our investment securities portfolio, and the amortized cost and fair value of the portfolio by type of investment security:

	As of December 31, 2008
	Amortized cost		Gross unrealized gain		Gross unrealized loss		Fair value
	(in billions of Won)
Available-for-sale securities:
Debt securities
Korean treasury securities and government agencies	(Won)	6,757	(Won)	223	(Won)	1	(Won)	6,979
Corporate (1)		998		126		7		1,117
Financial institutions (2)		6,038		134		12		6,160
Asset-backed securities		145		1		—		146
Subtotal		13,938		484		20		14,402

Equity securities		401		9		6		404

Total available-for-sale securities	(Won)	14,339	(Won)	493	(Won)	26	(Won)	14,806

Held-to-maturity securities:
Korean treasury securities and government agencies	(Won)	9,139	(Won)	245	(Won)	16	(Won)	9,368
Corporate (3)		249		3		1		251
Financial institutions (4)		2,980		43		14		3,009
Asset-backed securities		232		5		—		237

Total held-to-maturity securities	(Won)	12,600	(Won)	296	(Won)	31	(Won)	12,865

	As of December 31, 2009
	Amortized Cost		Gross Unrealized Gain		Gross Unrealized Loss		Fair Value
	(in billions of Won)
Available-for-sale securities:
Debt securities
Korean treasury securities and government agencies	(Won)	7,855	(Won)	68	(Won)	31	(Won)	7,892
Corporate (1)		1,183		104		6		1,281
Financial institutions (2)		6,336		85		16		6,405
Asset-backed securities		1,998		1		1		1,998
Subtotal		17,372		258		54		17,576

Equity securities		924		257		46		1,135

Total available-for-sale securities	(Won)	18,296	(Won)	515	(Won)	100	(Won)	18,711

Held-to-maturity securities:
Korean treasury securities and government agencies	(Won)	8,992	(Won)	106	(Won)	34	(Won)	9,064
Corporate (3)		380		4		2		382
Financial institutions (4)		2,995		48		3		3,040
Asset-backed securities		243		3		—		246

Total held-to-maturity securities	(Won)	12,610	(Won)	161	(Won)	39	(Won)	12,732

	As of December 31, 2010
	Amortized Cost		Gross Unrealized Gain		Gross Unrealized Loss		Fair Value
	(in billions of Won)
Available-for-sale securities:
Debt securities
Korean treasury securities and government agencies	(Won)	8,094	(Won)	123	(Won)	4	(Won)	8,213
Corporate (1)		1,264		30		9		1,285
Financial institutions (2)		5,945		67		12		6,000
Asset-backed securities		1,802		9		—		1,811
Subtotal		17,105		229		25		17,309

Equity securities		958		369		—		1,327

Total available-for-sale securities	(Won)	18,063	(Won)	598	(Won)	25	(Won)	18,636

Held-to-maturity securities:
Korean treasury securities and government agencies	(Won)	10,525	(Won)	333	(Won)	7	(Won)	10,851
Corporate (3)		573		15		1		587
Financial institutions (4)		1,585		52		—		1,637
Asset-backed securities		393		6		1		398

Total held-to-maturity securities	(Won)	13,076	(Won)	406	(Won)	9	(Won)	13,473

(1)

Includes debt securities issued by Korea Electric Power Corporation, which is controlled by the Korean government, in the amount of (Won)296 billion as of December 31, 2008, (Won)334 billion as of December 31, 2009 and (Won)247 billion as of December 31, 2010.

(2)

Includes debt securities issued by the Bank of Korea, Korea Development Bank, Korea Finance Corporation and Industrial Bank of Korea in the aggregate amount of (Won)2,878 billion as of December 31, 2008, (Won)3,339 billion as of December 31, 2009 and (Won)3,079 billion as of December 31, 2010. These financial institutions are controlled by the Korean government.

(3)

Includes debt securities issued by Korea Electric Power Corporation, which is controlled by the Korean government, in the amount of (Won)160 billion as of December 31, 2008, (Won)280 billion as of December 31, 2009 and (Won)443 billion as of December 31, 2010.

(4)

Includes debt securities issued by the Bank of Korea, Korea Development Bank, Korea Finance Corporation and Industrial Bank of Korea in the aggregate amount of (Won)1,005 billion as of December 31, 2008, (Won)1,032 billion as of December 31, 2009 and (Won)435 billion as of December 31, 2010. These financial institutions are controlled by the Korean government.

Derivatives Trading

Until the full-scale launch of our derivatives operations in mid-1999, we had been engaged in limited volumes of derivatives trading, mostly on behalf of our customers. Since then, our trading volume significantly increased to (Won)207,083 billion in 2008, but decreased to (Won)173,502 billion in 2009 primarily as a result of instability in the financial markets but increased slightly to (Won)174,634 billion in 2010. Our net trading revenue from derivatives and foreign exchange contracts for the year ended December 31, 2008, 2009 and 2010 was (Won)36 billion, (Won)181 billion and (Won)390 billion, respectively.

We provide and trade a range of derivatives products, including:

•	Won interest rate swaps, relating to Won interest rate risks;

•	cross-currency swaps, relating to foreign exchange risks, largely for Won against U.S. dollars;

•	foreign exchange forwards, swaps and options, relating to foreign exchange risks; and

•	equity options on the KOSPI index.

Our derivatives operations focus on addressing the needs of our corporate clients to hedge their risk exposure and to hedge our risk exposure that results from such client contracts. We also engage in derivatives trading activities to hedge the interest rate and foreign currency risk exposures that arise from our own assets and liabilities. A substantial portion of these hedge-purposed derivatives contracts, however, do not qualify for hedge accounting under U.S. GAAP and are consequently treated as trading derivatives. In addition, we engage in proprietary trading of derivatives within our regulated open position limits.

The following shows the estimated fair value of our derivatives and foreign exchange spot contracts as of December 31, 2008, 2009 and 2010:

	As of December 31,
	2008				2009				2010
	Estimated Fair Value Assets		Estimated Fair Value Liabilities		Estimated Fair Value Assets		Estimated Fair Value Liabilities		Estimated Fair Value Assets		Estimated Fair Value Liabilities
	(in billions of Won)
Foreign exchange spot contracts	(Won)	3	(Won)	3	(Won)	3	(Won)	3	(Won)	1	(Won)	2
Foreign exchange derivatives (1)		6,579		5,785		2,593		1,918		1,748		1,303
Interest rate derivatives (1)		1,226		1,403		621		823		705		732
Equity derivatives		84		638		86		322		39		142
Credit derivatives		—		10		2		—		2		—
Commodity derivatives		18		17		2		2		—		—
Others (1)		7		10		2		40		4		28

Total	(Won)	7,917	(Won)	7,866	(Won)	3,309	(Won)	3,108	(Won)	2,499	(Won)	2,207

(1)	Includes those for trading purposes and hedging purposes.

The following table shows the unrealized gains and losses of derivatives held or issued for hedging purposes that qualified for hedge accounting under U.S. GAAP, as of December 31, 2008, 2009 and 2010:

	As of December 31,
	2008						2009						2010
	Unrealized Gains			Unrealized Losses			Unrealized Gains			Unrealized Losses			Unrealized Gains			Unrealized Losses
	(in billions of Won)
Foreign exchange derivatives (1)	(Won)	—		(Won)	—		(Won)	107		(Won)	165		(Won)	28		(Won)	26
Interest rate derivatives (1)		56			83			125			119			69			61
Others (1)		—			—			39			33			11			11

Total	(Won)	56	(2)	(Won)	83	(2)	(Won)	271	(3)	(Won)	317	(3)	(Won)	108	(4)	(Won)	98	(4)

(1)	Includes the unrealized gains and losses of the underlying hedged items.
(2)	Includes losses related to hedge ineffectiveness of (Won)27,173 million as of December 31, 2008.
(3)	Includes losses related to hedge ineffectiveness of (Won)45,920 million as of December 31, 2009.
(4)	Includes gains related to hedge ineffectiveness of (Won)9,913 million as of December 31, 2010.

Asset Securitization Transactions

We are active in the Korean asset-backed securities market. Based on our diverse experience with respect to product development and management capabilities relating to asset securitization, we offer customers a wide range of financial products and participate in various asset securitization transactions, including through our subsidiary KB Investment & Securities, to reinforce our position as a leading financial services provider with respect to the asset securitization market. We were involved in asset securitization transactions with an initial aggregate issue amount of (Won)1,479 billion in 2008, (Won)5,271 billion in 2009 and (Won)1,858 billion in 2010, of which (Won)1,425 billion, (Won)5,159 billion and (Won)1,858 billion, respectively, were public offerings of asset-backed securities. Most of these securities were sold to institutional investors through Korean securities houses.

Call Loans

We make call loans and borrow call money in the short-term money market. Call loans are defined as short-term lending among banks and financial institutions either in Won or in foreign currencies with maturities of 90 days or less. Typically, call loans have maturities of one day. As of December 31, 2010, we had made call loans of (Won)920 billion and borrowed call money of (Won)605 billion, compared to (Won)446 billion and (Won)1,365 billion, respectively, as of December 31, 2009.

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

In 2010, under Korean GAAP, we generated investment banking revenue of (Won)197 billion, consisting of (Won)92 billion of interest income and (Won)105 billion of fee income.

In March 2008, we acquired 95.8% of the issued and outstanding common stock of Hannuri Investment & Securities Co., Ltd. for (Won)266.3 billion, which was renamed KB Investment & Securities Co., Ltd. and became our subsidiary. We believe that the acquisition of KB Investment & Securities has provided us with opportunities to leverage our existing base of small- and medium-sized enterprise and large corporate customers to cross-sell investment banking services, particularly under our financial holding company structure, and we will seek to increase our fee income and diversify our investment banking operations by continuing to take advantage of such opportunities.

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

The table below sets forth certain information regarding our foreign currency assets and borrowings:

	As of December 31,
	2008		2009		2010
	(in millions of US$)
Total foreign currency assets	US$	12,301	US$	10,326	US$	8,831
Foreign currency borrowings:
Long-term borrowings		4,825		3,842		3,392
Short-term borrowings		4,763		3,418		3,189
Secured borrowings		—		1,424		1,362

Total borrowings	US$	9,588	US$	8,684	US$	7,943

The table below sets forth our overseas subsidiaries, branches and representative offices currently in operation as of December 31, 2010:

Business Unit (1)	Location
Subsidiaries
Kookmin Bank Hong Kong Ltd.	Hong Kong
Kookmin Bank International Ltd.	United Kingdom
Kookmin Bank Cambodia PLC	Cambodia
Branches
Kookmin Bank, Tokyo Branch	Japan
Kookmin Bank, Auckland Branch	New Zealand
Kookmin Bank, New York Branch	United States
Kookmin Bank, Harbin Branch	China
Kookmin Bank, Guangzhou Branch	China
Kookmin Bank, Suzhou Branch	China
Representative Offices
Kookmin Bank, Ho Chi Minh Representative Office	Vietnam
Kookmin Bank, Kyiv Representative Office	Ukraine

(1)	Does not include subsidiaries and branches in liquidation or dissolution.

Our overseas branches and subsidiaries principally provide Korean companies and nationals in overseas markets with trade financing, local currency funding and foreign exchange services, in conjunction with the operations of our headquarters.

In March 2008, we entered into agreements to acquire shares of JSC Bank CenterCredit, a Kazakhstan bank, and acquired an initial equity stake of 29,972,840 common shares (equal to 23.0% of the then-outstanding voting shares) for approximately (Won)528 billion in August 2008. Pursuant to the terms of such agreements, we acquired an aggregate of 14,163,836 additional common shares of JSC Bank CenterCredit in November and December 2008. In addition, in September 2009, we entered into agreements with International Finance Corporation and certain shareholders of JSC Bank CenterCredit pursuant to which we acquired 3,886,574 additional common shares and 36,561,465 non-voting convertible preferred shares of JSC Bank CenterCredit in January and February 2010. As of March 31, 2011, we held 29.6% of the outstanding common shares of JSC Bank CenterCredit.

In May 2009, we acquired 132,600 common shares of Khmer Union Bank, a Cambodian bank, for approximately (Won)10 billion. As a result, we acquired 51% of the voting rights in Khmer Union Bank, which was renamed Kookmin Bank Cambodia PLC. In December 2010, we acquired an additional 37,602 common shares of Kookmin Bank Cambodia PLC. As of March 31, 2011, we held 53.2% of the outstanding common shares of Kookmin Bank Cambodia PLC.

Trustee and Custodian Services Relating to Investment Trusts and Other Functions

We act as a trustee for 59 financial investment companies with a collective investment license, which invest in investment assets using funds raised by the sale of beneficiary certificates of investment trusts to investors. We also act as custodian for 138 financial institutions and as fund administrator for 57 financial institutions with respect to various investments, as well as acting as settlement agent in connection with such services. We receive a fee for acting in these capacities and generally perform the following functions:

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

For the year ended December 31, 2010, our fee income from our trustee and custodian services was (Won)26 billion and revenues collected as a result of administration of the underlying investments were (Won)7 billion.

Other Businesses

Trust Account Management Services

Money Trust Management Services

We provide trust account management services for unspecified money trusts, which are trusts the assets of which we generally have broad discretion in investing. We receive fees for our trust account management services consisting of basic fees that are based upon a percentage of the net asset value of the assets under management and, for certain types of trust account operations, performance fees that are based upon the performance of the trust account operations. In 2010, our basic fees ranged from 0.1% to 2.0% of total assets under management depending on the type of trust account. We also charge performance fees with respect to certain types of trust account products. We receive penalty payments when customers terminate their trust accounts prior to the original contract maturity.

We currently provide trust account management services for 20 types of money trusts. The money trusts we manage are generally trusts with a fixed maturity. Approximately 15% of our money trusts also provide periodic payments of dividends which are added to the assets held in such trusts and not distributed.

Under Korean law, the assets of our trust accounts are segregated from our banking account assets and are not available to satisfy the claims of any of our potential creditors. We are, however, permitted to deposit surplus funds generated by trust assets into our banking accounts.

As of December 31, 2010, the total balance of our money trusts (under Korean GAAP) was (Won)13,525 billion. As for unspecified money trust accounts, we have investment discretion over all money trusts, which are pooled and managed jointly for each type of trust account. Specified money trust accounts are established on behalf of individual customers who direct our investment of trust assets.

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

	As of December 31,
	2008		2009		2010
	(in billions of Won)
Principal and interest guaranteed trusts	(Won)	0.2	(Won)	0.2	(Won)	0.2
Principal guaranteed trusts		3,315		2,869		2,954
Performance trusts (1)		6,372		8,170		10,571

Total	(Won)	9,687	(Won)	11,039	(Won)	13,525

(1)	Trusts which are primarily non-guaranteed.

The balance of our money trusts increased 39.6% between December 31, 2008 and December 31, 2010.

As of December 31, 2010, the trust assets we managed consisted principally of securities investments and loans from the trust accounts. As of December 31, 2010, under Korean GAAP, our trust accounts had invested in securities in the aggregate amount of (Won)9,268 billion, of which (Won)8,503 billion was debt securities. Securities investments consist of government-related debt securities, corporate debt securities, including bonds and commercial paper, equity securities and other securities. Loans made by our trust account operations are similar in type to the loans made by our bank account operations. As of December 31, 2010, under Korean GAAP, our trust accounts had made loans in the principal amount of (Won)239 billion (excluding loans from the trust accounts to our banking accounts of (Won)551 billion), which accounted for 1.7% of our money trust assets. Loans by our money trusts are subject to the same credit approval process as loans from our banking accounts. As of December 31, 2010, substantially all loans from our money trust accounts were collateralized or guaranteed.

Our money trust accounts also invest, to a lesser extent, in equity securities, including beneficiary certificates issued by financial investment companies with a collective investment license. On a Korean GAAP basis, as of December 31, 2010, equity securities in our money trust accounts amounted to (Won)765 billion, which accounted for 5.4% of our total money trust assets. Of this amount, (Won)723 billion was from specified money trusts and (Won)42 billion was from unspecified money trusts.

We currently continue to offer pension-type money trusts that provide a guarantee of the principal amount of the investment. On a Korean GAAP basis, as of December 31, 2010, the balance of the money trusts for which we guaranteed the principal was (Won)2,933 billion.

If the income from a money trust for which we provide a guarantee is less than the amount of the payments we have guaranteed, we will need to pay the amount of the shortfall with funds from special reserves maintained with respect to trust accounts followed by basic fees from that money trust and funds from our general banking operations. In 2008, 2009 and 2010, we made no payment from our banking accounts to cover shortfalls in our guaranteed trusts. On a Korean GAAP basis, we derived trust fees with regard to trust account management services (including those fees related to property trust management services) of (Won)58 billion in 2008, (Won)73 billion in 2009 and (Won)105 billion in 2010.

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

In 2010, our property trust fees ranged from 0.001% to 0.3% of total assets under management depending on the type of trust accounts. As of December 31, 2010, the aggregate balance of our property trusts increased to (Won)2,646 billion, compared to (Won)2,217 billion as of December 31, 2009.

The property trusts are not consolidated within our U.S. GAAP financial statements.

Investment Trust Management

Through KB Asset Management, we offer investment trust products to customers and manage the funds invested by them in investment trusts. In September 2008, in connection with the “comprehensive stock transfer” under Korean law pursuant to which we were established, ING Insurance International B.V., which previously held a 20% equity interest in KB Asset Management, transferred all of its shares of KB Asset Management common stock to us and in return received shares of our common stock. Following such stock transfer, KB Asset Management became our wholly-owned subsidiary. As of December 31, 2010, KB Asset Management had (Won)18,067 billion of assets under management.

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

In February 2008, the Ministry of Land, Transport and Maritime Affairs (formerly the Ministry of Construction and Transportation) designated several financial institutions to manage the National Housing Fund, but we chose not to participate in the bidding process due to the low fees involved. As a result, we are no longer a designated manager of the National Housing Fund and currently only manage pre-existing Fund accounts. In return for managing such pre-existing Fund accounts, we receive quarterly fund management fees, calculated based on activity levels for the relevant quarter. In 2010, we received total fees of (Won)42 billion for managing the National Housing Fund, compared to (Won)52 billion in 2009.

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

Currently, our bancassurance business has alliances with 16 life insurance companies (including our subsidiary, KB Life Insurance) and nine non-life insurance companies and offers 58 different products through our branch network. These products are composed of 36 types of life insurance policies such as annuities, savings insurance and variable life insurance, and 22 types of non-life insurance products. In 2010, our commission income from our bancassurance business amounted to (Won)147 billion.

Distribution Channels

Banking Branch Network

As of December 31, 2010, Kookmin Bank operated a network of 1,173 branches and sub-branches in Korea, which was the largest branch network among Korean commercial banks. An extensive branch network is important to attracting and maintaining retail customers, who use branches extensively and value convenience. We believe that our extensive branch network in Korea and retail customer base provide us with a source of stable and relatively low cost funding. Approximately 39% of our branches and sub-branches are located in Seoul, and approximately 24% of our branches are located in the six next largest cities. The following table presents the geographical distribution of our branch network in Korea as of December 31, 2010:

Area	Number of Branches	Percentage
Seoul	455	38.8%
Six largest cities (other than Seoul)	276	23.5
Other	442	37.7

Total	1,173	100.0%

In addition, we have continued to implement the specialization of our branch functions. Of our branch network as of December 31, 2010, we had eight branches that primarily handled large corporate banking.

In order to support our branch network, we have established an extensive network of ATMs, which are located in branches and in unmanned outlets known as “autobanks.” As of December 31, 2010, we had 9,338 ATMs.

We have actively promoted the use of these distribution outlets in order to provide convenient service to customers, as well as to maximize the marketing and sales functions at the branch level, reduce employee costs and improve profitability. The following table sets forth information, for the periods indicated, regarding the number of transactions and the fee revenue of our ATMs:

	For the Year Ended December 31,
	2008		2009		2010
Number of transactions (millions)		638		641		611
Fee revenue (in billions of Won)	(Won)	80	(Won)	76	(Won)	76

Other Distribution Channels

The following table sets forth information under Korean GAAP, for the periods indicated, on the number of users and transactions and the fee revenue of the other distribution channels for our retail and corporate banking customers, which are discussed below:

	For the Year Ended December 31,
	2008		2009		2010
Internet banking:
Number of users (1)		8,623,482		9,811,243		10,924,849
Number of transaction (thousands)		1,636,511		1,973,891		3,061,468
Fee revenue (in millions of Won)	(Won)	21,548	(Won)	22,659	(Won)	23,055
Phone banking:
Number of users (2)		3,702,997		4,064,160		4,353,808
Number of transaction (thousands)		314,945		303,086		299,163
Fee revenue (in millions of Won)	(Won)	11,299	(Won)	11,503	(Won)	11,605

(1)	Number of users is defined as the total cumulative number of persons who have registered through our branch offices to use our Internet banking services.
(2)	Number of users is defined as the total cumulative number of persons who have registered through our branch offices to use our phone banking services.

Internet Banking

Our goal is to consolidate our position as a market leader in on-line banking. Our Internet banking services currently include:

•	basic banking services, including fund transfers, balance and transaction inquiries, credit card transaction inquiries, pre-set automatic transfers, product inquiries and on-line bill payments;

•	processing of loan applications, which allows us to quickly process and approve on-line loan applications; and

•	electronic certification services, which permit our Internet banking service users to authenticate transactions on a confidential basis through digital signatures.

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

Mobile Banking

Mobile banking services allow customers to use mobile phones and devices to make inter-account transfers and balance and other transaction inquiries. There are currently three mobile phone service providers in Korea, SK Telecom, Korea Telecom and LG Telecom, and we provide our services in association with all three. Our mobile banking services currently include:

•	basic banking services, including fund transfers and balance and transaction inquiries; and

•	mobile stock trading, through which mobile banking customers can use their mobile phone to trade stocks.

Other Channels

We provide cash management services, which include automatic transfers, connection services to other financial institutions, real-time firm banking, automatic fund concentration and transmittal of trading information. We have continued to develop our firm banking services and, as of December 31, 2010, we provided cash management services to over 1,557 large corporations and small- and medium-sized enterprises.

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

Competition has increased significantly in our traditional core businesses, retail banking, small- and medium-sized enterprise banking and credit card lending, contributing to some extent to the asset quality deterioration in retail and small- and medium-sized loans. As a result, our margins on lending activities may decrease in the future.

In addition, general regulatory reforms in the Korean financial industry have increased competition among banks and financial institutions in Korea. We expect that competition within the Korean financial industry may intensify as a result of the Financial Investment Services and Capital Markets Act, which became effective in February 2009. See “Item 3D. Risk Factors—Risks relating to government regulation and policy—The Financial Investment Services and Capital Markets Act may intensify competition in the Korean financial industry.” As the reform of the financial sector continues, foreign financial institutions, some with greater resources than us, have entered, and may continue to enter, the Korean market either by themselves or in partnership with existing Korean financial institutions and compete with us in providing financial and related services.

In addition, the Korean financial industry is undergoing significant consolidation. A number of significant mergers and acquisitions in the industry have taken place in Korea during the last five years, including the establishment of financial holding companies, which have reduced the number of nationwide commercial banks in Korea from 16 as of December 31, 1997, to seven banks and six financial holding companies as of December 31, 2010. Furthermore, a number of significant mergers and acquisitions in the industry have taken place in Korea over the past decade, including the acquisition of Koram Bank by an affiliate of Citibank in 2004, Standard Chartered Bank’s acquisition of Korea First Bank in April 2005, Chohung Bank’s merger with Shinhan Bank in April 2006 and Hana Financial Group’s agreement in November 2010 to acquire a controlling interest in Korea Exchange Bank from the Lone Star funds. We expect that consolidation in the financial industry will continue. In particular, the Korean government has announced that it plans to privatize the Korea Development Bank and to dispose of or reduce its controlling interest in Woori Finance Holdings Co., Ltd. (the financial holding company of Woori Bank). Other financial institutions may seek to acquire or merge with such entities, and the financial institutions resulting from this consolidation may, by virtue of their increased size and business scope, provide significantly greater competition for us. We intend to review potential acquisition opportunities as they arise. We cannot guarantee that we will not be involved in any future mergers or acquisitions.

For additional information, you should read the section entitled “Item 3D. Risk Factors—Risks relating to competition.”

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

The integrity of our IT systems, and their ability to withstand potential catastrophic events (such as natural calamities and internal system failures), are crucial to our continuing operations. We currently test our disaster recovery systems on a quarterly basis. For additional information, see “Item 11. Quantitative and Qualitative Disclosures about Market Risk—Operational Risk Management.”

In 2010, we spent approximately (Won)412 billion for our IT systems, including expenses related to the implementation of our next-generation core banking system, Enterprise Data Warehouse system and other new systems. As of December 31, 2010, we employed a total of 793 full-time employees in our IT operations.

Assets and Liabilities

The tables below set out selected financial highlights regarding our banking operations and individual assets and liabilities.

Loan Portfolio

As of December 31, 2010, our total loan portfolio was (Won)196,496 billion compared to (Won)196,225 billion at December 31, 2009. As of December 31, 2010, 95.5% of our total loans were Won-denominated loans.

Loan Types

The following table presents loans by type for the periods indicated. Except where we specify otherwise, all loan amounts stated below are before deduction of allowance for loan losses. Total loans reflect our loan portfolio, including past due amounts.

	As of December 31,
	2006		2007		2008		2009		2010
	(in billions of Won)
Domestic:
Corporate
Commercial and industrial (1)	(Won)	48,183	(Won)	60,945	(Won)	75,140	(Won)	74,611	(Won)	74,608
Construction		6,504		8,843		10,052		8,097		6,422
Other corporate		1,409		1,797		2,951		2,178		2,350
Retail
Mortgage and home equity		63,982		65,819		69,924		70,678		70,443
Other consumer		21,589		23,020		27,592		26,949		27,790
Credit cards		8,955		10,429		11,523		11,368		12,395

Total domestic		150,622		170,853		197,182		193,881		194,008

Foreign:		781		1,336		2,455		2,344		2,488

Total gross loans	(Won)	151,403	(Won)	172,189	(Won)	199,637	(Won)	196,225	(Won)	196,496

(1)

Commercial and industrial loans include (Won)400 billion, (Won)314 billion, (Won)19 billion, (Won)29 billion and (Won)54 billion, of loans to the Korean government and government related agencies (including the Korea Deposit Insurance Corporation) as of December 31, 2006, 2007, 2008, 2009 and 2010, respectively.

Loan Concentrations

On a consolidated basis, our exposure to any single borrower or any single chaebol is limited by law to 20% and 25%, respectively, of our “net aggregate equity capital,” as defined under the Enforcement Decree of the Financial Holding Company Act. See “—Supervision and Regulation—Principal Regulations Applicable to Financial Holding Companies—Financial Exposure to Any Individual Customer and Major Shareholder.” In addition, Kookmin Bank’s exposure to any single borrower or any single chaebol is limited by the Bank Act to 20% and 25%, respectively, of its total Tier I and Tier II capital.

20 Largest Exposures by Borrower

As of December 31, 2010, our 20 largest exposures totaled (Won)20,618 billion and accounted for 8.3% of our total exposures. The following table sets forth, as of December 31, 2010, our total exposures to these top 20 borrowers or issuers:

	Loans				Equity Securities		Debt Securities		Guarantees and Acceptances		Total Exposures		Amounts Classified As Impaired Loans
Company	Won Currency		Foreign Currency
	(in billions of Won)
Bank of Korea	(Won)	—	(Won)	—	(Won)	—	(Won)	3,195	(Won)	—	(Won)	3,195	(Won)	—
Korea Housing Corporation		—		—		—		2,274		—		2,274		—
Korea Land & Housing Corporation		—		—		—		1,431		—		1,431		—
Samsung Heavy Industries		50		—		—		5		1,279		1,334		—
Hyundai Heavy Industries		—		—		1		10		1,217		1,228		—
Korea Deposit Insurance Corporation		—		—		—		1,218		—		1,218		—
Woori Bank		70		75		—		876		—		1,021		—
Daewoo Shipbuilding & Marine Engineering		—		—		—		—		933		933		—
Shinhan Bank		—		34		—		758		—		792		—
Small & Medium Business Corporation		—		—		—		749		—		749		—
Korea Electric Power Corporation		—		—		6		730		—		736		—
Korea Gas Corporation		—		—		—		716		—		716		—
The Korea Development Bank		—		29		—		657		—		686		—
NongHyup		—		—		—		653		—		653		—
POSCO		—		—		608		33		—		641		—
Korea Express Way Corporation		—		—		6		613		—		619		—
Hyundai Steel Company		386		—		—		21		208		615		—
Shinhan Financial Group		—		—		—		606		—		606		—
Hana Bank		56		—		—		544		—		600		—
Industrial Bank of Korea		—		31		—		540		—		571		—

Total	(Won)	562	(Won)	169	(Won)	621	(Won)	15,629	(Won)	3,637	(Won)	20,618	(Won)	—

As of December 31, 2010, five of these top 20 borrowers or issuers were companies belonging to the 37 largest chaebols in Korea designated as such by the Financial Supervisory Service based on their outstanding exposures.

Exposure to Chaebols

As of December 31, 2010, 7.4% of our total exposure was to the 37 largest chaebols in Korea designated as such by the Financial Supervisory Service based on their outstanding exposures. The following table shows, as of December 31, 2010, our total exposures to the ten chaebol groups to which we have the largest exposure:

	Loans				Equity Securities		Debt Securities		Guarantees and Acceptances		Total Exposures		Amounts Classified as Impaired Loans
Chaebol	Won Currency		Foreign Currency
	(in billions of Won)
Hyundai Motors (1)	(Won)	1,073	(Won)	602	(Won)	256	(Won)	178	(Won)	413	(Won)	2,522	(Won)	—
Samsung (2)		534		259		3		168		1,406		2,370		—
Hyundai Heavy Industries (3)		5		43		1		44		1,231		1,324		—
LG (4)		552		660		10		75		24		1,321		—
POSCO (5)		107		43		607		53		344		1,154		—
SK (6)		323		236		1		128		329		1,017		—
Daewoo Shipbuilding & Marine Engineering (7)		62		—		—		—		943		1,005		—
SPP (8)		103		1		—		—		580		684		—
Hanwha (9)		592		26		—		17		46		681		—
Lotte (10)		302		1		—		225		58		586		—

Total	(Won)	3,653	(Won)	1,871	(Won)	878	(Won)	888	(Won)	5,374	(Won)	12,664	(Won)	—

(1)	Includes principally Hyundai Steel Company, Kia Motors Corporation and Hyundai Capital Services.
(2)	Includes principally Samsung Heavy Industries, Samsung Electro-Mechanics and Samsung Electronics.
(3)	Includes principally Hyundai Heavy Industries, Hyundai Corporation and Hyundai Oil Refinery.
(4)	Includes principally LG Electronics, LG Display and LG Petrochemical.
(5)	Includes principally POSCO, Daewoo International Corporation and POSCO Power Corporation.
(6)	Includes principally SK Innovation, SK Holdings and SK Networks Company.
(7)	Includes principally Daewoo Shipbuilding & Marine Engineering, Shinhan Machinery and DSEC.
(8)	Includes principally SPP Plant & Shipbuilding, SPP Shipbuilding and SPP Machine Tech.
(9)	Includes principally Hanwha Engineering & Construction Corp., Hanwha Corp. and Hanwha Galleria.
(10)	Includes principally Lotte Card, Lotte Liquor BG and Lotte Capital.

Loan Concentration by Industry

The following table shows the aggregate balance of our domestic and foreign corporate loans, by industry concentration, as of December 31, 2010:

Industry	Aggregate Loan Balance		Percentage of Total Loan Balance
	(in billions of Won)
Manufacturing	(Won)	26,588	31.0%
Real estate		15,826	18.4
Retail and wholesale		14,300	16.7
Hotel, leisure or transportation		10,277	12.0
Construction		6,494	7.6
Finance and insurance		2,242	2.6
Other		10,075	11.7

Total	(Won)	85,802	100.0%

Loan Concentration by Size of Loans

The following table shows the aggregate balances of our loans, by outstanding loan amount, as of December 31, 2010:

	Aggregate Loan Balance		Percentage of Total Loan Balance
	(in billions of Won)
Commercial and industrial loans
Up to (Won)10 million	(Won)	308	0.2%
Over (Won)10 million to (Won)50 million		4,236	2.1
Over (Won)50 million to (Won)100 million		4,357	2.2
Over (Won)100 million to (Won)500 million		20,173	10.3
Over (Won)500 million to (Won)1 billion		10,155	5.2
Over (Won)1 billion to (Won)5 billion		16,638	8.5
Over (Won)5 billion to (Won)10 billion		3,770	1.9
Over (Won)10 billion to (Won)50 billion		9,047	4.6
Over (Won)50 billion to (Won)100 billion		2,761	1.4
Over (Won)100 billion		3,163	1.6

Sub-total		74,608	38.0

Construction loans
Up to (Won)10 million	(Won)	22	0.0%
Over (Won)10 million to (Won)50 million		262	0.1
Over (Won)50 million to (Won)100 million		293	0.1
Over (Won)100 million to (Won)500 million		1,302	0.7
Over (Won)500 million to (Won)1 billion		572	0.3
Over (Won)1 billion to (Won)5 billion		994	0.5
Over (Won)5 billion to (Won)10 billion		398	0.2
Over (Won)10 billion to (Won)50 billion		1,778	0.9
Over (Won)50 billion to (Won)100 billion		587	0.3
Over (Won)100 billion		214	0.1

Sub-total		6,422	3.2

Other corporate loans
Up to (Won)10 million	(Won)	5	0.0%
Over (Won)10 million to (Won)50 million		97	0.0
Over (Won)50 million to (Won)100 million		163	0.1
Over (Won)100 million to (Won)500 million		643	0.3
Over (Won)500 million to (Won)1 billion		306	0.2
Over (Won)1 billion to (Won)5 billion		643	0.3
Over (Won)5 billion to (Won)10 billion		209	0.1
Over (Won)10 billion to (Won)50 billion		284	0.2

Sub-total		2,350	1.2

Credit cards
Up to (Won)10 million	(Won)	10,775	5.4%
Over (Won)10 million to (Won)50 million		577	0.3
Over (Won)50 million to (Won)100 million		24	0.0
Over (Won)100 million to (Won)500 million		117	0.1
Over (Won)500 million to (Won)1 billion		121	0.1
Over (Won)1 billion to (Won)5 billion		326	0.2
Over (Won)5 billion to (Won)10 billion		46	0.0
Over (Won)10 billion to (Won)50 billion		259	0.1
Over (Won)50 billion to (Won)100 billion		150	0.1
Over (Won)100 billion		—	—

Sub-total		12,395	6.3

	Aggregate Loan Balance		Percentage of Total Loan Balance
	(in billions of Won)
Mortgage and home equity loans
Up to (Won)10 million	(Won)	1,315	0.7%
Over (Won)10 million to (Won)50 million		17,211	8.8
Over (Won)50 million to (Won)100 million		17,859	9.1
Over (Won)100 million to (Won)500 million		32,462	16.5
Over (Won)500 million to (Won)1 billion		1,507	0.8
Over (Won)1 billion to (Won)5 billion		89	0.0
Over (Won)5 billion to (Won)10 billion		—	—
Over (Won)10 billion to (Won)50 billion		—	—

Sub-total		70,443	35.9

Other consumer loans
Up to (Won)10 million	(Won)	6,611	3.4%
Over (Won)10 million to (Won)50 million		11,590	5.9
Over (Won)50 million to (Won)100 million		2,650	1.3
Over (Won)100 million to (Won)500 million		5,575	2.8
Over (Won)500 million to (Won)1 billion		919	0.5
Over (Won)1 billion to (Won)5 billion		425	0.2
Over (Won)5 billion to (Won)10 billion		20	0.0

Sub-total		27,790	14.1

Foreign
Up to (Won)10 million	(Won)	—	—%
Over (Won)10 million to (Won)50 million		3	0.0
Over (Won)50 million to (Won)100 million		7	0.0
Over (Won)100 million to (Won)500 million		80	0.0
Over (Won)500 million to (Won)1 billion		90	0.1
Over (Won)1 billion to (Won)5 billion		941	0.5
Over (Won)5 billion to (Won)10 billion		217	0.1
Over (Won)10 billion to (Won)50 billion		983	0.5
Over (Won)50 billion to (Won)100 billion		167	0.1
Over (Won)100 billion		—	—

Sub-total		2,488	1.3

Total	(Won)	196,496	100.0%

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

The following table sets out the scheduled maturities (time remaining until maturity) of our loan portfolio as of December 31, 2010. The amounts disclosed are before deduction of allowance for loan losses:

	1 Year or Less		Over 1 year But Not More Than 5 Years		Over 5 Years		Total
	(in billions of Won)
Domestic:
Corporate
Commercial and industrial	(Won)	55,761	(Won)	13,740	(Won)	5,107	(Won)	74,608
Construction		5,071		1,316		35		6,422
Other corporate		2,350		—		—		2,350

Total corporate		63,182		15,056		5,142		83,380
Retail
Mortgage and home equity		11,320		8,395		50,728		70,443
Other consumer		20,465		5,068		2,257		27,790

Total retail		31,785		13,463		52,985		98,233
Credit cards		10,578		1,809		8		12,395

Total domestic		105,545		30,328		58,135		194,008
Foreign:		1,081		832		575		2,488

Total gross loans	(Won)	106,626	(Won)	31,160	(Won)	58,710	(Won)	196,496

Interest Rate Sensitivity

The following table shows, as of December 31, 2010, the total amount of loans due after one year, which have fixed interest rates and variable or adjustable interest rates:

	As of December 31, 2010
	(in billions of Won)
Fixed rate (1)	(Won)	2,927
Variable or adjustable rates (2)		86,943

Total gross loans	(Won)	89,870

(1)	Fixed rate loans are loans for which the interest rate is fixed for the entire term.
(2)	Variable or adjustable rate loans are loans for which the interest rate is not fixed for the entire term.

For additional information regarding our management of interest rate risk, see “Item 11. Quantitative and Qualitative Disclosures about Market Risk—Market Risk Management—Market Risk Management for Non-Trading Activities.”

Credit Exposures to Companies in Workout, Restructuring or Rehabilitation

Workout is a voluntary procedure through which we, together with the borrower and other creditors, restructure a borrower’s credit terms. Previously, workouts were regulated under the Corporate Restructuring Promotion Act, which was enacted in 2007 and expired on December 31, 2010. In April 2011, the National Assembly of Korea adopted a new Corporate Restructuring Promotion Act, or the New Corporate Restructuring Promotion Act, which became effective on May 19, 2011. Workouts that had been initiated under the Corporate Restructuring Promotion Act are also governed by the New Corporate Restructuring Promotion Act effective from May 19, 2011. Under the New Corporate Restructuring Promotion Act, which is similar to the Corporate Restructuring Promotion Act, all creditor financial institutions of a financially troubled borrower are required to participate in a creditors’ committee which is authorized to prohibit such creditor financial institutions from exercising their rights against the borrower, commencing workout procedures or approving a reorganization plan prepared by the borrower. Any decision of the creditors’ committee requires the approval of creditor financial institutions holding not less than 75% of the total debt outstanding of a borrower. An additional approval of creditor financial institutions holding not less than 75% of the secured debt is required with respect to the borrower’s debt restructuring. Once approved, any decision made by the creditors’ committee is binding on all the creditor financial institutions of the borrower. Creditor financial institutions that voted against commencement of workout, debt restructuring or granting of new credit have the right to request the creditor financial institutions that voted in favor of such matters to purchase their claims at a mutually agreed price. In the event that the parties are not able to agree on the terms of purchase, a coordination committee consisting of experts would determine the terms. The creditor financial institutions that oppose a decision made by the coordination committee may request a court to change such decision. The New Corporate Restructuring Promotion Act is scheduled to expire on December 31, 2013.

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

Korean law also provides for corporate rehabilitation proceedings, which are court-supervised procedures to rehabilitate an insolvent company. Under these procedures, a restructuring plan is adopted at a meeting of interested parties, including creditors of the company. Such restructuring plan is subject to court approval.

A portion of our loans to and debt securities of corporate customers are currently in workout, restructuring or rehabilitation. As of December 31, 2010, (Won)1,334 billion or 0.6% of our total loans and debt securities were in workout, restructuring or rehabilitation. This included (Won)793 billion of loans to and debt securities of large corporate borrowers and (Won)541 billion of loans to and debt securities of small- and medium-sized enterprises.

The following table shows, as of December 31, 2010, our ten largest exposures that were in workout, restructuring or rehabilitation:

	Loans				Equity Securities		Debt Securities		Guarantees And Acceptances		Total Exposures		Amounts Classified As Impaired Loans
Company	Won Currency		Foreign Currency
	(in billions of Won)
Sekwang Heavy Industries Co., Ltd.	(Won)	1	(Won)	—	(Won)	—	(Won)	—	(Won)	321	(Won)	322	(Won)	1
Kumho Industrial Co., Ltd.		139		—		68		—		8		215		139
SLS Shipbuilding Co., Ltd.		138		—		—		—		45		183		138
Kumho Tire Co., Inc.		34		36		38		—		5		113		70
Joongang Construction Co., Ltd.		82		—		—		—		—		82		82
Hanil Engineering & Construction Co., Ltd.		58		—		—		—		23		81		58
Dongmoon Construction Co., Ltd.		61		—		—		—		—		61		61
Samsun Logix Corporation		—		38		—		—		6		44		38
Samho International Co., Ltd.		41		—		—		—		—		41		41
Pantech Co., Ltd.		29		7		3		—		1		40		36

Total	(Won)	583	(Won)	81	(Won)	109	(Won)	—	(Won)	409	(Won)	1,182	(Won)	664

Provisioning Policy

We base our provisioning on the following loan classifications that classify corporate and consumer loans, with the exception of credit card receivables which are classified based on the number of days past due, as required by the Financial Services Commission:

Loan classification	Loan Characteristics
Normal	Loans made to customers whose financial position, future cash flows and nature of business are deemed financially sound. No problems in recoverability are expected.

Precautionary	Loans made to customers whose financial position, future cash flows and nature of business show potential weakness, although there is no immediate risk of non-repayment.

Substandard	Loans to customers whose adverse financial position, future cash flows and nature of business have a direct effect on the repayment of the loan.

Doubtful	Loans to customers whose financial position, future cash flows and nature of business are so weak that significant risk exists in the recoverability of the loan to the extent the outstanding amount exceeds any collateral pledged.

Estimated loss	Loans where write-off is unavoidable.

We consider the following corporate loans to be impaired loans:

•	loans classified as “substandard” or below according to the Financial Services Commission’s asset classification guidelines;

•	loans that are over 30 days past due;

•	loans to companies that have received a warning from the Korea Federation of Banks indicating that the company has exhibited difficulties in making timely payments of principal and interest; and

•	loans that are “troubled debt restructurings.”

We also consider consumer and credit card loans that are “troubled debt restructurings” to be impaired loans.

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

The following table sets out, at the dates indicated, the percentage of our impaired corporate loans covered by loan loss allowances, based on their loan classification:

	As of December 31,
	2006	2007	2008	2009	2010
	(percentages)
Normal	4.9%	11.6%	15.0%	8.0%	6.2%
Precautionary	41.0	44.8	22.4	47.5	35.6
Substandard	21.2	24.0	44.6	36.5	46.3
Doubtful	58.7	66.2	70.9	70.8	77.6
Estimated loss	93.3	93.1	91.1	85.5	92.4

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

Loan Aging Schedule

The following table shows our loan aging schedule (excluding accrued interest) as of the dates indicated:

As of December 31,	Normal Amount		%	Amount Past Due 1-3 Months		%	Amount Past Due 3-6 Months		%	Amount Past Due more Than 6 Months		%	Total Amount
	(in billions of Won, except percentages)
2008	(Won)	197,870	99.1%	(Won)	699	0.4%	(Won)	413	0.2%	(Won)	655	0.3%	(Won)	199,637
2009		194,371	99.1		488	0.2		315	0.2		1,051	0.5		196,225
2010		194,459	99.0		720	0.4		598	0.2		719	0.4		196,496

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

Interest foregone is the interest due on non-accrual loans that has not been accrued in our books of account. For the year ended December 31, 2010, we would have recorded gross interest income of (Won)307 billion compared to (Won)278 billion for the year ended December 31, 2009 and (Won)413 billion for the year ended December 31, 2008 on loans accounted for on a non-accrual basis throughout the year, or since origination for loans held for part of the year, had we not foregone interest on those loans. The amount of interest income on those loans that was included in our net income for the years ended December 31, 2008, 2009 and 2010 was (Won)338 billion, (Won)193 billion and (Won)197 billion, respectively.

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

The following table shows, at the dates indicated, the amount of loans that were placed on a non-accrual basis and accruing loans which were past due one day or more:

	As of December 31,
	2006		2007		2008		2009		2010
	(in billions of Won)
Loans accounted for on a non-accrual basis
Corporate	(Won)	1,875	(Won)	1,319	(Won)	1,986	(Won)	2,243	(Won)	2,712
Consumer		4,416		3,557		3,669		2,124		2,327

Sub-total		6,291		4,876		5,655		4,367		5,039

Accruing loans which are contractually past due one day or more as to principal or interest
Corporate (1)		60		51		313		125		83
Consumer		688		281		226		124		202

Sub-total		748		332		539		249		285

Total	(Won)	7,039	(Won)	5,208	(Won)	6,194	(Won)	4,616	(Won)	5,324

(1)

Includes accruing corporate loans which are contractually past due 90 days or more in the amount of (Won)5 billion, (Won)4 billion, (Won)20 billion, (Won)40 billion and (Won)7 billion as of December 31, 2006, 2007, 2008, 2009 and 2010, respectively.

Troubled Debt Restructurings

The following table presents, at the dates indicated, our loans which are “troubled debt restructurings” as defined under U.S. GAAP. These loans consist principally of corporate loans that are accruing interest at rates lower than the original contractual terms as a result of a variation of terms upon restructuring.

	As of December 31,
	2006		2007		2008		2009		2010
	(in billions of Won)
Loans classified as “troubled debt restructurings”	(Won)	446	(Won)	271	(Won)	187	(Won)	116	(Won)	489

For 2010, interest income that would have been recorded under the original contract terms of restructured loans amounted to (Won)45 billion, out of which (Won)35 billion was reflected as interest income during 2010.

Potential Problem Loans

As of December 31, 2010, we had (Won)3,043 billion of loans which were current as to payment of principal and interest but where there existed serious doubt as to the ability of the borrower to comply with repayment terms in the near future.

Other Problematic Interest Earning Assets

We have certain other interest earning assets received in connection with troubled debt restructurings that, if they were loans, would be required to be disclosed as part of the non-accrual, past due or restructuring or potential problem loan disclosures provided above. As of December 31, 2006, 2007, 2008, 2009 and 2010, we did not have any debt securities on which interest was past due.

Non-Performing Loans

Non-performing loans are defined as loans greater than 90 days past due. These loans are generally classified as “substandard” or below. For further information on the classification of non-performing loans under Korean regulatory requirements, see “—Provisioning Policy” above.

The following table shows, as of the dates indicated, certain details of our total non-performing loan portfolio:

	As of December 31,
	2006		2007		2008		2009		2010
	(in billions of Won, except percentages)
Total non-performing loans	(Won)	2,143	(Won)	1,339	(Won)	1,068	(Won)	1,365	(Won)	1,316
As a percentage of total loans		1.4%		0.8%		0.5%		0.7%		0.7%

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

Analysis of Non-Performing Loans

The following table sets forth, as of the dates indicated, our total non-performing loans by type of borrower:

	As of December 31,
	2006			2007			2008			2009			2010
	Amount		%	Amount		%	Amount		%	Amount		%	Amount		%
	(in billions of Won, except percentages)
Domestic:
Corporate
Commercial and industrial	(Won)	1,335	62.3%	(Won)	822	61.4%	(Won)	556	52.1%	(Won)	899	65.8%	(Won)	766	58.2%
Construction		149	7.0		88	6.6		161	15.1		125	9.2		139	10.6
Lease financing		—	—		—	—		—	—		—	—		—	—
Other corporate		3	0.1		3	0.2		1	0.1		2	0.2		2	0.1

Total corporate		1,487	69.4		913	68.2		718	67.3		1,026	75.2		907	68.9
Retail
Mortgage and home equity		484	22.6		297	22.2		216	20.2		211	15.4		250	19.0
Other consumer		145	6.8		101	7.5		86	8.0		79	5.8		139	10.6

Total retail		629	29.4		398	29.7		302	28.2		290	21.2		389	29.6
Credit cards		26	1.2		27	2.0		29	2.7		23	1.7		15	1.1
Total domestic		2,142	100		1,338	99.9		1,049	98.2		1,339	98.1		1,311	99.6

Foreign:		1	0.0		1	0.1		19	1.8		26	1.9		5	0.4

Total non-performing loans	(Won)	2,143	100.0%	(Won)	1,339	100.0%	(Won)	1,068	100.0%	(Won)	1,365	100.0%	(Won)	1,316	100.0%

Top 20 Non-Performing Loans

As of December 31, 2010, our 20 largest non-performing loans accounted for 34.2% of our total non-performing loan portfolio. The following table shows, as of December 31, 2010, certain information regarding our 20 largest non-performing loans:

	Industry	Gross Principal Outstanding		Allowance For Loan Losses
	(in billions of Won)
Borrower A	Manufacturing	(Won)	138	(Won)	83
Borrower B	Manufacturing		29		5
Borrower C	Real estate		23		2
Borrower D	Real estate		23		13
Borrower E	Leisure		21		8
Borrower F	Real estate		21		10
Borrower G	Real estate		19		10
Borrower H	Real estate		19		10
Borrower I	Real estate		18		10
Borrower J	Real estate		17		10
Borrower K	Real estate		16		2
Borrower L	Construction		16		9
Borrower M	Real estate		15		15
Borrower N	Real estate		14		7
Borrower O	Construction		13		0
Borrower P	Manufacturing		12		11
Borrower Q	Manufacturing		10		0
Borrower R	Construction		10		7
Borrower S	Real estate		8		—
Borrower T	Other		8		4

Total		(Won)	450	(Won)	216

Most of our loans to companies in workout or restructuring were not classified as non-performing as of December 31, 2010 because such loans had been rescheduled and payments on such rescheduled loans were not past due by more than 90 days.

Non-Performing Loan Strategy

One of our primary objectives is to prevent our loans from becoming non-performing. Through our corporate credit rating systems, we believe that we have reduced our risks relating to future non-performing loans. Our credit rating systems are designed to prevent our loan officers from extending new loans to borrowers with high credit risks based on the borrower’s credit rating. Our early warning system is designed to bring any sudden increase in a borrower’s credit risk to the attention of our loan officers, who then closely monitor such loans. See “Item 11. Quantitative and Qualitative Disclosures about Market Risk—Credit Risk Management—Credit Review and Monitoring.”

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

Once the details of a non-performing loan are identified, we pursue early solutions for recovery. While the overall process is the responsibility of Kookmin Bank’s Credit Analysis Group, actual recovery efforts on non-performing loans are handled at the operating branch level.

In addition, we use the services of our wholly-owned loan collection subsidiary, KB Credit Information Co., Ltd., which receives payments from recoveries made on charged-off loans and certain loans that are overdue for over three months (45 days in the case of credit card loans). KB Credit Information has over 590 employees, including legal experts and management employees. The fees that it receives are based on the amounts of non-performing and charged off loans that are recovered. The amount recovered was (Won)388 billion in 2008, (Won)426 billion in 2009 and (Won)329 billion in 2010.

Methods for resolving non-performing loans include the following:

(i)	For loans in arrears for more than three months but less than six months and for loans to bankrupt companies:

•	non-performing loans are managed by the operating branches of Kookmin Bank until such loans are charged off;

•	a demand note is dispatched by mail if payment is generally one month past due;

•	calls and visits are made by Kookmin Bank’s operating branches to customers encouraging them to make payments;

•	borrowers who are past due on payments of interest and principal are registered on the Korea Federation of Banks’ database of non-performing loans;

•	preparations are made to use judicial means, including foreclosure and auction of the collateral; and

•	for unsecured loans other than credit card loans, the loans are transferred to KB Credit Information for collection.

(ii)	For loans in arrears for more than six months but less than one year:

•	for mortgage loans other than individual housing loans, foreclosure and auction proceedings are commenced.

(iii)	For loans in arrears for over one year:

•	for individual housing loans, foreclosure and auction proceeding are commenced;

•	in the case of unsecured loans, the loans are treated as loan losses; and

•

charged off loans are given to KB Credit Information for collection, except for loans where the cost of collection exceeds the possible recovery or where the statute of limitations for collection has expired.

In addition, credit card loans that are in arrears for over 45 days are transferred to KB Credit Information for collection.

If a loan becomes non-performing, it is managed by an operating branch of Kookmin Bank until such loan is charged off. However, in order to promote speedy recovery on loans subject to foreclosures and litigation, our policy is to permit the branch responsible for handling these loans to request one of Kookmin Bank’s regional head offices for assistance with litigation proceedings and proceedings related to foreclosure and auction of the collateral.

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

In May 2011, the Financial Supervisory Service entered into a memorandum of understanding with seven banks, including us, regarding the establishment by the end of June 2011 of an entity to acquire approximately (Won)1.2 trillion of non-performing bank loans to construction companies in workout, restructuring or rehabilitation. Such entity is expected to be established in the form of a private equity fund, with United Asset Management Corp. as the general partner and several banks, including us, and other investors as the limited partners. The non-performing bank loans are expected to be purchased by the entity at market price and the funds required to purchase such loans are expected to be contributed entirely by the banks that sell such loans to the entity. According to the memorandum of understanding, we will be required to make a capital contribution of (Won)148 billion and extend a loan of (Won)109 billion to the entity.

Allocation of Allowance for Loan Losses

The following table presents, as of the dates indicated, the allocation of our loan loss allowance by loan type. The ratio represents the percentage of loans in each category to total loans.

	As of December 31,
	2006			2007			2008			2009			2010
	Amount		%	Amount		%	Amount		%	Amount		%	Amount		%
	(in billions of Won, except percentages)
Domestic
Corporate
Commercial and industrial	(Won)	1,444	31.9%	(Won)	1,071	35.5%	(Won)	1,707	37.7%	(Won)	2,165	38.1%	(Won)	2,637	38.0%
Construction		179	4.3		175	5.1		674	5.0		457	4.1		893	3.2
Other corporate		12	0.9		14	1.0		26	1.5		25	1.1		22	1.2

Total corporate		1,635	37.1		1,260	41.6		2,407	44.2		2,647	43.3		3,552	42.4

Retail
Mortgage and home equity		173	42.3		114	38.2		107	35.0		125	36.0		125	35.9
Other consumer		441	14.2		314	13.3		271	13.8		336	13.7		346	14.1

Total retail		614	56.5		428	51.5		378	48.8		461	49.7		471	50.0
Credit cards		205	5.9		165	6.1		213	5.8		202	5.8		166	6.3
Foreign (1)		14	0.5		11	0.8		45	1.2		31	1.2		58	1.3

Total allowance for loan losses	(Won)	2,468	100.0%	(Won)	1,864	100.0%	(Won)	3,043	100.0%	(Won)	3,341	100.0%	(Won)	4,247	100.0%

(1)	Consists primarily of loans to corporations.

Our total allowance for loan losses was (Won)3,043 billion as of December 31, 2008. During 2009, the allowance for loans losses increased by (Won)298 billion, or 9.8%, to (Won)3,341 billion as of December 31, 2009. During 2010, the allowance for loans losses increased by (Won)906 billion, or 27.1%, to (Won)4,247 billion as of December 31, 2010.

Analysis of Allowance for Loan Losses

The following table analyzes our loan loss experience for each of the years indicated:

	Year Ended December 31,
	2006		2007		2008		2009		2010
	(in billions of Won, except percentages)
Balance at the beginning of the period, before allowance relating to the adoption of new consolidation guidance	(Won)	3,212	(Won)	2,468	(Won)	1,864	(Won)	3,043	(Won)	3,341
Allowance relating to the adoption of new consolidation guidance		—		—		—		—		(43)
Balance at the beginning of the period		3,212		2,468		1,864		3,043		3,298
Amounts charged against income		(195)		109		2,142		2,216		3,238
Allowance relating to loans repurchased		—		1		3		7		22
Gross charge-offs:
Domestic:
Corporate
Commercial and industrial		480		580		703		975		1,601
Construction		55		108		140		460		294
Other corporate		15		4		5		15		4
Retail
Mortgage and home equity		90		49		63		33		221
Other consumer		394		275		279		329		296
Credit cards		301		331		375		571		401
Foreign:		—		—		—		—		14

Total gross charge-offs		(1,335)		(1,347)		(1,565)		(2,383)		(2,831)

Recoveries:
Domestic:
Corporate
Commercial and industrial		86		98		98		54		113
Construction		6		21		13		10		20
Other corporate		2		1		2		1		—
Retail
Mortgage and home equity		137		16		32		12		15
Other consumer		198		196		177		125		127
Credit cards		357		301		277		256		245
Foreign:		—		—		—		—		—

Total recoveries		786		633		599		458		520

Net charge-offs		(549)		(714)		(966)		(1,925)		(2,311)

Balance, at the end of the period	(Won)	2,468	(Won)	1,864	(Won)	3,043	(Won)	3,341	(Won)	4,247

Ratio of net charge-offs during the period to average loans outstanding during the period		0.4%		0.4%		0.5%		1.0%		1.2%

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

Procedure for Charge-off Approval

In order to charge off corporate loans, an application for a charge-off must be submitted to Kookmin Bank’s Credit Management Department promptly after the corporate loan is classified as estimated loss or deemed uncollectible. The Credit Management Department refers the charge-off application to Kookmin Bank’s Branch Audit Department for their review to ensure compliance with our internal procedures for charge-offs. Then, the Credit Management Department, after reviewing the application to confirm that it meets relevant requirements, seeks an approval from the Financial Supervisory Service for our charge-offs, which is typically granted. Once we receive approval from the Financial Supervisory Service, we must also obtain approval from our senior management to charge off those loans. With respect to corporate loans under U.S. GAAP, we have followed a similar procedure (although we have not sought approval from the Financial Supervisory Service).

With respect to credit card balances (and, under U.S. GAAP, unsecured retail loans), we follow a different process to determine which credit card balances and unsecured retail loans should be charged off, based on the length of time those loans or balances are past due. We charge off unsecured retail loans deemed to be uncollectible and credit card balances which have been overdue for four payment cycles or more or which have been classified as expected loss. Under U.S. GAAP, we have followed a similar procedure, in addition to charging off any unsecured retail loans or credit card balances which have not been charged off under Korean GAAP but are more than six months overdue.

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

In 2002, the Financial Services Commission established the Credit Counseling and Recovery Service based upon an agreement among approximately 160 financial institutions in Korea. Upon application to the Credit Counseling and Recovery Service and approval of a majority of unsecured and two-thirds of secured creditor financial institutions, a qualified “credit delinquent person” with outstanding debts to two or more financial institutions in an aggregate amount not exceeding (Won)500 million may participate in an individual work-out program designed to restructure such person’s debt and rehabilitate such person’s credit.

On April 1, 2006, the Law Concerning Credit Restoration and Bankruptcy took effect and replaced the Individual Debtor Rehabilitation Law. Under the Law Concerning Credit Restoration and Bankruptcy, a qualified individual debtor with outstanding debts in an aggregate amount not exceeding threshold amounts of (Won)500 million of unsecured debt and/or (Won)1 billion of secured debt may restructure his or her debts through a court-supervised debt restructuring that is binding on creditors.

On September 2, 2008, to support consumer borrowers with low credit scores, the Financial Services Commission established the Credit Rehabilitation Fund to purchase from creditors the loans of such borrowers that are in default and to provide guarantees so that such loans may be refinanced at lower rates. The Credit Rehabilitation Fund provides support to (i) individuals with low credit scores who are in default on loans not exceeding (Won)50 million in principal amount in the aggregate (which requirement will be waived for individuals who are “basic living welfare recipients”) for a period of three months or more and (ii) individuals with low credit scores ranging from category 6 to 10 who are in default on loans not exceeding (Won)30 million in principal amount in the aggregate (which requirement will be waived for individuals who are basic living welfare recipients) and the interest rate of which is 30% or more.

In October 2008, the Financial Supervisory Service requested Korean banks, including us, to establish a “fast track” program to provide liquidity assistance to small- and medium-sized enterprises on an expedited basis. Under the fast track program we established, which is effective through December 31, 2011, we provide liquidity assistance to small- and medium-sized enterprise borrowers applying for such assistance, in the form of new loans or maturity extensions or interest rate adjustments with respect to existing loans, after expedited credit review and approval by us.

In March 2009, the Financial Services Commission requested Korean banks, including us, to establish a “pre-workout program,” including a credit counseling and recovery service, for retail borrowers with outstanding short-term debt. The pre-workout program has been in operation since April 2009 and, following extensions by the Korean government, is expected to continue until April 2013. Under the pre-workout program, maturity extensions and/or interest rate adjustments are provided for retail borrowers with total loans of less than (Won)500 million who are in arrears on their payments for more than 30 days but less than 90 days.

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

Our investments in securities are also subject to a number of guidelines, including limitations prescribed under the Financial Holding Company Act and the Bank Act. Under these regulations, a bank holding company may not own (i) more than 5% of the total issued and outstanding shares of another finance-related company, (ii) any shares of its affiliates, other than its direct or indirect subsidiaries or (iii) any shares of a non-finance-related company. In addition, Kookmin Bank must limit its investments in equity securities and bonds with a maturity in excess of three years (other than monetary stabilization bonds issued by the Bank of Korea and national government bonds) to 60.0% of its total Tier I and Tier II capital amount (less any capital deductions). Generally, Kookmin Bank is also prohibited from acquiring more than 15.0% of the shares with voting rights issued by any other corporation subject to certain exceptions. Pursuant to the Bank Act, a bank and its trust accounts are prohibited from acquiring the shares of a major shareholder (for the definition of “major shareholder,” see “—Supervision and Regulation—Principal Regulations Applicable to Banks—Financial Exposure to Any Individual Customer and Major Shareholders”) of that bank in excess of an amount equal to 1% of the sum of the bank’s Tier I and Tier II capital (less any capital deductions). Further information on the regulatory environment governing our investment activities is set out in “—Supervision and Regulation—Principal Regulations Applicable to Financial Holding Companies—Liquidity,” “—Supervision and Regulation—Principal Regulations Applicable to Financial Holding Companies—Restrictions on Shareholdings in Other Companies,” “—Supervision and Regulation—Principal Regulations Applicable to Banks—Liquidity” and “—Supervision and Regulation—Principal Regulations Applicable to Banks—Restrictions on Shareholdings in Other Companies.”

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

See “Item 5A. Operating Results—Critical Accounting Policies—Valuation of Securities and Financial Instruments.”

We also hold limited balances of venture capital securities, non-marketable and restricted equity securities and derivative instruments.

Book Value and Market Value

The following table sets out the book value and market value of securities in our investment portfolio as of the dates indicated:

	As of December 31,
	2008				2009				2010
	Book Value		Market Value		Book Value		Market Value		Book Value		Market Value
	(in billions of Won)
Available-for-sale securities:
Equity securities	(Won)	404	(Won)	404	(Won)	1,135	(Won)	1,135	(Won)	1,327	(Won)	1,327
Debt securities
Korean treasury securities and government agency securities		6,979		6,979		7,892		7,892		8,213		8,213
Debt securities issued by financial institutions		6,160		6,160		6,405		6,405		6,000		6,000
Corporate debt securities		1,117		1,117		1,281		1,281		1,285		1,285
Asset-backed securities		146		146		1,998		1,998		1,811		1,811

Total available-for-sale		14,806		14,806		18,711		18,711		18,636		18,636

Held-to-maturity securities:
Debt securities
Korean treasury securities and government agency securities		9,139		9,368		8,992		9,064		10,525		10,851
Debt securities issued by financial institutions		2,980		3,009		2,995		3,040		1,585		1,637
Corporate debt securities		249		251		380		382		573		587
Asset-backed securities		232		237		243		246		393		398

Total held-to-maturity		12,600		12,865		12,610		12,732		13,076		13,473

Trading securities:
Equity securities		217		217		254		254		176		176
Debt securities
Korean treasury securities and government agency securities		1,780		1,780		1,359		1,359		911		911
Debt securities issued by financial institutions		2,693		2,693		2,699		2,699		2,285		2,285
Corporate debt securities		99		99		31		31		151		151
Asset-backed securities		462		462		117		117		172		172

Total trading		5,251		5,251		4,460		4,460		3,695		3,695

Total securities	(Won)	32,657	(Won)	32,922	(Won)	35,781	(Won)	35,903	(Won)	35,407	(Won)	35,804

Maturity Analysis

The following table categorizes our debt securities by maturity and weighted average yield as of December 31, 2010:

	As of December 31, 2010
	Within 1 Year		Weighted Average Yield (1)	Over 1 But within 5 Years		Weighted Average Yield (1)	Over 5 But within 10 Years		Weighted Average Yield (1)	Over 10 Years		Weighted Average Yield (1)	Total		Weighted Average Yield (1)
	(in billions of Won, except percentages)
Available-for-sale securities:
Korean treasury securities and government agencies	(Won)	2,001	4.86%	(Won)	5,755	4.81%	(Won)	414	5.18%	(Won)	43	5.50%	(Won)	8,213	4.84%
Debt securities issued by financial institutions		3,131	4.09%		2,758	4.34%		111	5.54%		—	—		6,000	4.23%
Corporate debt securities		480	5.31%		795	5.21%		10	4.44%		—	—		1,285	5.24%
Asset-backed securities		85	4.66%		183	4.42%		—	—		1,543	3.82%		1,811	3.92%

Total	(Won)	5,697	4.47%	(Won)	9,491	4.70%	(Won)	535	5.24%	(Won)	1,586	3.87%	(Won)	17,309	4.56%

Held-to-maturity securities
Korean treasury securities and government agencies		1,395	4.65%		6,561	4.74%		2,468	5.48%		101	5.53%		10,525	4.91%
Debt securities issued by financial institutions		290	6.28%		1,255	5.51%		40	5.00%		—	—		1,585	5.64%
Corporate debt securities		21	6.37%		382	5.34%		170	4.82%		—	—		573	5.22%
Asset-backed securities		—	—		383	4.82%		10	4.37%		—	—		393	4.81%

Total	(Won)	1,706	4.95%	(Won)	8,581	4.88%	(Won)	2,688	5.43%	(Won)	101	5.53%	(Won)	13,076	5.01%

Trading securities:
Korean treasury securities and government agencies		505	4.05%		350	4.00%		56	4.66%		—	—		911	4.07%
Debt securities issued by financial institutions		1,996	3.26%		289	4.12%		—	—		—	—		2,285	3.37%
Corporate debt securities		41	6.90%		100	5.21%		10	4.89%		—	—		151	5.65%
Asset-backed securities		172	5.36%		—	—		—	—		—	—		172	5.36%

Total	(Won)	2,714	3.60%	(Won)	739	4.21%	(Won)	66	4.69%	(Won)	—	—	(Won)	3,519	3.74%

(1)

The weighted average yield for the portfolio represents the yield to maturity for each individual security, weighted using its book value (which is the amortized cost in the case of held-to-maturity securities and the fair value in the case of available-for-sale securities and trading securities).

Concentrations of Risk

As of December 31, 2010, we held the following securities of individual issuers where the aggregate book value of those securities exceeded 10% of our stockholders’ equity at such date, which was (Won)16,997 billion:

	Book Value		Market Value
	(in billions of Won)
Name of issuer:
Korean government	(Won)	13,096	(Won)	13,267
Bank of Korea		3,195		3,195
Korea Housing Finance Corporation		2,274		2,279

Total	(Won)	18,565	(Won)	18,741

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

Our primary funding strategy has been to achieve low-cost funding by increasing the average balances of low-cost retail deposits, in particular demand deposits and savings deposits. We also have focused our marketing efforts on higher net worth individuals, who account for a significant portion of the assets in our retail deposit base. Customer deposits accounted for 70.9% of total funding as of December 31, 2008, 75.9% of total funding as of December 31, 2009 and 81.0% of total funding as of December 31, 2010.

In addition, we acquire funding by issuing bonds. Our borrowings consist mainly of borrowings from financial institutions, the Korean government and government-affiliated funds. Such borrowings are generally long-term borrowings, with maturities ranging from one year to 29 years.

Deposits

Although the majority of our deposits are short-term, it has been our experience that the majority of our depositors generally roll over their deposits at maturity, providing us with a stable source of funding. The following table shows the average balances of our deposits and the average rates paid on our deposits for the periods indicated:

	2008			2009			2010
	Average Balance (1)		Average Rate Paid	Average Balance (1)		Average Rate Paid	Average Balance (1)		Average Rate Paid
	(in billions of Won, except percentages)
Demand deposits:
Non-interest bearing	(Won)	3,076	—	(Won)	2,936	—	(Won)	2,805	—
Interest-bearing		622	2.25%		846	1.18%		789	1.27%
Time deposits:
Certificates		25,392	6.04		26,423	4.50		10,960	4.03
Other time deposits		77,495	5.36		87,721	4.45		109,032	3.62
Savings deposits		41,761	1.06		46,277	0.49		48,207	0.42
Mutual installment deposits (2)		4,985	3.43		3,915	2.99		3,702	3.05

Average total deposits	(Won)	153,331	4.12%	(Won)	168,118	3.24%	(Won)	175,495	2.68%

(1)	Average balances are based on daily balances for our primary banking operations and monthly or quarterly balances for our other subsidiaries.
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

For a description of our retail deposit products, see “—Business—Retail Banking—Lending Activities—Mortgage and Home Equity Lending” and “—Business—Retail Banking—Deposit-Taking Activities.”

Certificates of Deposit and Other Time Deposits

The following table presents the remaining maturities of our time deposits, certificates of deposit and mutual installment deposits which had a fixed maturity in excess of (Won)100 million as of December 31, 2010:

	Certificates of Deposit		Other Time Deposits		Mutual Installment Deposits		Total
	(in billions of Won)
Maturing within three months	(Won)	1,944	(Won)	27,196	(Won)	304	(Won)	29,444
After three but within six months		40		10,248		125		10,413
After six but within 12 months		194		28,210		116		28,520
After 12 months		—		825		146		971

Total	(Won)	2,178	(Won)	66,479	(Won)	691	(Won)	69,348

Long-term debt

The aggregate amount of contractual maturities of all long-term debt at December 31, 2010 was as follows:

	At December 31, 2010
	(in billions of Won)
Due in 2011	(Won)	10,011
Due in 2012		7,388
Due in 2013		2,075
Due in 2014		4,767
Due in 2015		378
Thereafter		5,467

Gross long-term debt		30,086
Discount		(6)

Total long-term debt, net	(Won)	30,080

Short-term borrowings

The following table presents information regarding our short-term borrowings (borrowings with an original maturity of one year or less) for the periods indicated:

	As of and for the Year Ended December 31,
	2008			2009		2010
	(in billions of Won, except percentages)
Call money:
Year-end balance	(Won)	3,444		(Won)	1,365	(Won)	605
Average balance (1)		3,059			3,528		1,810
Maximum balance		3,990			7,541		1,959
Average interest rate (2)		3.96%			1.90%		1.38%
Year-end interest rate		0.40-6.62%			0.20-2.10%		0.40-3.20%
Borrowings from the Bank of Korea: (3)
Year-end balance	(Won)	796		(Won)	1,344	(Won)	931
Average balance (1)		570			1,200		982
Maximum balance		796			1,512		1,189
Average interest rate (2)		2.98%			1.25%		1.22%
Year-end interest rate		1.75%			1.25%		1.25%
Other short-term borrowings: (4)
Year-end balance	(Won)	9,731		(Won)	6,832	(Won)	7,844
Average balance (1)		8,634			8,805		7,271
Maximum balance		9,731			12,142		7,844
Average interest rate (2)		4.63%			3.03%		2.79%
Year-end interest rate		0.50-8.23	% (5)		0.22-7.49%		0.45-7.55%

(1)	Average balances are based on daily balances for our primary banking operations and monthly or quarterly balances for our other subsidiaries.
(2)	Average interest rates for the year are calculated by dividing the total interest expense by the average amount borrowed.
(3)	Borrowings from the Bank of Korea generally mature within one month for borrowings in Won and six months for borrowings in foreign currencies.
(4)

Other short-term borrowings include borrowings from trust accounts, bills sold, borrowings and debentures. Other short-term borrowings have maturities of 30 days to one year and are unsecured with the exception of borrowings from the Bank of Korea. These short-term borrowings are secured by securities totaling (Won)1,100 billion as of December 31, 2010.

(5)	Excludes interest rates of 9.00% and 25.00% on short-term borrowings of (Won)520 million and (Won)460 million, respectively, as of December 31, 2008 by two of our special purpose entities.

Supervision and Regulation

Principal Regulations Applicable to Financial Holding Companies

General

The Financial Holding Company Act, last amended on June 8, 2010, regulates Korean financial holding companies and their subsidiaries. The entities that regulate and supervise Korean financial holding companies and their subsidiaries are the Financial Services Commission and the Financial Supervisory Service.

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

The Financial Holding Company Act requires every financial holding company (other than a financial holding company that is controlled by another financial holding company) and its subsidiaries to obtain prior approval from the Financial Services Commission before acquiring control of another company or to file a report with the Financial Services Commission within 30 days thereafter in certain cases (including acquiring control of another company whose assets are less than (Won)100 billion as of the end of the immediately preceding fiscal year). In addition, the Financial Services Commission must grant permission to liquidate or to merge with any other company before the liquidation or merger. A financial holding company must report to the Financial Services Commission when certain events, including the following, occur:

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

•	make quarterly reports regarding their Won liquidity and foreign currency liquidity to the Financial Supervisory Service.

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

(5) in case of an insurance company, the capital amount as defined in Article 2, Item 15 of the Insurance Business Act;

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

In addition, the total sum of the Bank Holding Company Total Credit granted to all of a bank holding company’s major shareholders must not exceed 25% of the bank holding company’s net aggregate equity capital. Furthermore, any bank holding company that, together with its direct and indirect subsidiaries, intends to extend credit to the bank holding company’s major shareholder in an amount equal to or exceeding the lesser of (x) the amount equivalent to 0.1% of the net aggregate equity capital and (y) (Won)5 billion, in any single transaction, must obtain prior unanimous board resolutions and then, immediately after providing the credit, must file a report to the Financial Services Commission and publicly disclose the filing of the report.

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

Restrictions on Transactions between a Bank Holding Company and its Major Shareholder

A bank holding company and its direct and indirect subsidiaries may not acquire (including through their respective trust accounts) shares issued by the bank holding company’s major shareholder in excess of 1% of the net aggregate equity capital (as defined above). In addition, if those entities intend to acquire shares issued by that major shareholder in any single transaction equal to or exceeding the lesser of (x) the amount equivalent to 0.1% of the net aggregate equity capital and (y) (Won)5 billion, that entity must obtain prior unanimous board resolutions and then, immediately after the acquisition, file a report to the Financial Services Commission and publicly disclose the filing of the report.

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

Non-financial business group companies are required to obtain approval from the Financial Services Commission in order to (i) become the largest shareholder of a bank holding company or (ii) acquire 4% or more of the issued and outstanding shares of voting stock of a bank holding company and participate in the management of such company in the manner prescribed in the Enforcement Decree of the Financial Holding Company Act. If non-financial business group companies hold voting stock of a bank holding company in excess of the foregoing limits as a result of unavoidable circumstances, such as sales by other stockholders’ of their shareholding, such non-financial business group companies are required to obtain approval from the Financial Services Commission to hold the portion of shares that exceeds the limit, dispose of such portion or take measures so that they no longer fall under the definition of “non-financial business group companies” under the Financial Holding Company Act. Non-compliance with such requirement will prohibit non-financial business group companies from exercising their voting rights of the shares that exceed the limit and prompt the issuance of an order by the Financial Services Commission directing such non-financial business group companies to dispose of their shares that exceed the limit.

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

(2) any same shareholder group where the aggregate assets of all non-financial business companies belonging to that group equals or exceeds (Won)2 trillion; or

(3) any mutual fund where a same shareholder group identified in (1) or (2) above beneficially owns and/or exercises the voting rights of more than 9% of the total issued and outstanding voting shares of that mutual fund.

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

Capital Adequacy and Allowances

The Bank Act requires nationwide banks, such as us, to maintain a minimum paid-in capital of (Won)100 billion and regional banks to maintain a minimum paid-in capital of (Won)25 billion. All banks, including foreign bank branches in Korea, are also required to maintain a prescribed solvency position. A bank must also set aside in its legal reserve an amount equal to at least 10% of the net income after tax each time it pays dividends on net profits earned until its legal reserve reaches at least the aggregate amount of its paid-in capital.

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

See “—Recent Regulations Relating to Retail Household Loans” and “—Credit Card Business.”

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

Furthermore, pursuant to the Regulation on Supervision of Banking Business issued by the Financial Services Commission as amended by Notice No. 2009-65 dated December 31, 2009, beginning on July 1, 2010, foreign exchange agencies, including our subsidiary, Kookmin Bank, are required to hold “foreign currency safe assets” in an aggregate amount that is not less than the lower of (i) the product of (x) its total foreign currency-denominated debt maturing in one year or less multiplied by 2/12 and (y) an amount equal to one minus the “lowest rollover ratio” and (ii) 2% of its total foreign currency-denominated assets as shown in the balance sheet for the immediately preceding quarter. The “lowest rollover ratio” of a foreign exchange agency means the ratio of (A) its total debt with a maturity of one year or less (excluding overnight money) incurred in a particular month to (B) its total debt with maturity of one year or less (excluding overnight money) payable in that particular month, and is calculated by taking the lowest three month average from a period to be designated by the governor of the Financial Supervisory Service. Under the new regulation, foreign currency debt includes financial bonds, borrowings, call monies and repurchase selling denominated in foreign currencies and such other similar debt instruments denominated in a foreign currency as designated by the governor of the Financial Supervisory

Service. “Foreign currency safe assets” are defined as cash denominated in foreign currency, deposits denominated in foreign currency with a central bank or financial institutions rated A or above, bonds issued or guaranteed by a government or central bank rated A or above or corporate bonds issued or guaranteed by corporations rated A or above. Accordingly, we may be required to acquire further foreign currency safe assets. Effective from January 1, 2010, the new regulation also increased the minimum “mid- to long-term foreign exchange funding ratio” applicable to foreign exchange agencies, including us, from 80% to 90% and, effective from August 1, 2010, it was increased again to 100%. “Mid-to long term foreign exchange funding ratio” refers to the ratio of (1) the total outstanding amount of foreign exchange borrowing with a maturity of more than one year to (2) the total outstanding amount of foreign exchange lending with a maturity of one year or more.

Financial Exposure to Any Individual Customer and Major Shareholder

Under the Bank Act, the sum of large exposures by a bank—in other words, the total sum of its credits to single individuals, juridical persons or business groups that exceed 10% of the sum of Tier I and Tier II capital (less any capital deductions)—generally must not exceed five times the sum of Tier I and Tier II capital (less any capital deductions). In addition, banks generally may not extend credit (including loans, guarantees, purchases of securities (only in the nature of a credit) and any other transactions that directly or indirectly create credit risk) in excess of 20% of the sum of Tier I and Tier II capital (less any capital deductions) to a single individual or juridical person, or grant credit in excess of 25% of the sum of Tier I and Tier II capital (less any capital deductions) to a single group of companies as defined in the Monopoly Regulations and Fair Trade Act.

Amendments to the Bank Act which became effective on July 28, 2002 strengthened restrictions on extending credits to a major shareholder. A “major shareholder” is defined as:

•

a shareholder holding (together with persons who have a special relationship with that shareholder) in excess of 10%; (or 15% in the case of regional banks) in the aggregate of the bank’s total issued voting shares; or

•

a shareholder holding (together with persons who have a special relationship with that shareholder) in excess of 4% in the aggregate of the bank’s (excluding regional banks) total issued voting shares (excluding shares subject to the shareholding restrictions on “non-financial business group companies” as described below), where the shareholder is the largest shareholder or has actual control over the major business affairs of the bank through, for example, appointment and dismissal of the officers pursuant to the Enforcement Decree of the Bank Act. Non-financial business group companies primarily consist of: (i) any single shareholding group whose non-financial company assets comprise no less than 25% of its aggregate net assets; (ii) any single shareholding group whose non-financial company assets comprise no less than (Won)2 trillion in aggregate; or (iii) any mutual fund of which any single shareholding group identified in (i) or (ii) above, owns more than 9% of the total issued and outstanding shares.

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

Interest Rates

Korean banks generally depend on deposits as their primary funding source. Under the Act on Registration of Credit Business and Protection of Finance Users, interest rates on loans made by registered banks in Korea may not exceed 44% per annum. Historically, interest rates on deposits and lending rates were regulated by the Monetary Policy Committee. Controls on deposit interest rates in Korea have been gradually reduced and, in February 2004, the Korean government removed restrictions on all interest rates, except for the prohibition on interest payments on current account deposits. This deregulation process has increased competition for deposits based on interest rates offered and, therefore, may increase a bank’s interest expense.

Lending to Small- and Medium-sized Enterprises

In order to obtain funding from the Bank of Korea at concessionary rates for their small- and medium-sized enterprise loans, banks are required to allocate a certain minimum percentage of any quarterly increase in their Won currency lending to small- and medium-sized enterprises. Currently, this minimum percentage is 45% in the case of nationwide banks and 60% in the case of regional banks. If a bank does not comply with this requirement, the Bank of Korea may:

•	require the bank to prepay all or a portion of funds provided to that bank in support of loans to small- and medium-sized enterprises; or

•	lower the bank’s credit limit.

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

(i)	loans bearing no profit made to a single business group in an amount exceeding 10% of the sum of the bank’s Tier I and Tier II capital (less any capital deductions) as of the end of the previous month (where the loan exposure to that borrower is calculated as the sum of substandard credits, doubtful credits and estimated loss credits), unless the loan exposure to that group is not more than (Won)4 billion;

(ii)	the occurrence of any financial incident involving embezzlement, malfeasance or misappropriation of funds in an amount exceeding 1% of the sum of the bank’s Tier I and Tier II capital (less any capital deductions), unless the bank has lost or expects to lose not more than (Won)1 billion as a result of that financial incident, or the governor of the Financial Supervisory Service has made a public announcement regarding the incident; and

(iii)	any loss due to court judgments or similar decisions in civil proceedings in an amount exceeding 1% of the sum of the bank’s Tier I and Tier II capital (less any capital deductions) as of the end of the previous month, unless the loss is not more than (Won)1 billion.

Restrictions on Lending

Pursuant to the Bank Act, commercial banks may not provide:

•	loans directly or indirectly secured by a pledge of a bank’s own shares;

•	loans directly or indirectly to enable a natural or juridical person to buy the bank’s own shares;

•

loans to any of the bank’s officers or employees, other than petty loans of up to (Won)20 million in the case of a general loan, (Won)50 million in the case of a general loan plus a housing loan or (Won)60 million in the aggregate for general loans, housing loans and loans to pay damages arising from wrongful acts of employees in financial transactions;

•	credit (including loans) secured by a pledge of shares of a subsidiary corporation of the bank or to enable a natural or juridical person to buy shares of a subsidiary corporation of the bank; or

•	loans to any officers or employees of a subsidiary corporation of the bank, other than general loans of up to (Won)20 million or general and housing loans of up to (Won)50 million in the aggregate.

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

Asset Quality Classification	Provisioning Ratio On Retail Household Loans
	Before	Current
Normal	0.75% or above	1.0% or above
Precautionary	8.0% or above	10.0% or above
Substandard	20.0% or above	20.0% or above
Doubtful	55.0% or above	55.0% or above
Estimated loss	100.0%	100.0%

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

•

as to loans secured by apartments located in areas of high speculation as designated by the government, (i) the loan-to-value ratio for loans with a maturity of not more than ten years should not exceed 40%; and (ii) the loan-to-value ratio for loans with a maturity of more than ten years should not exceed (a) 40%, if the price of such apartment is over (Won)600 million, and (b) 60%, if the price of such apartment is (Won)600 million or lower;

•

as to loans secured by apartments with appraisal value of more than (Won)600 million in areas of high speculation as designated by the government or certain metropolitan areas designated as areas of excessive investment by the government, the borrower’s debt-to-income ratio (calculated as (i) the aggregate annual total payment amount of (x) the principal of and interest on loans secured by such apartment(s) and (y) the interest on other debts of the borrower over (ii) the borrower’s annual income) should not exceed 40%;

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

See “Item 3D. Risk Factors—Risks relating to government regulation and policy—Government regulation of retail lending, particularly mortgage and home equity lending, has recently become more stringent, which may adversely affect our retail banking operations.”

Restrictions on Investments in Property

A bank may not invest in securities set forth below in excess of 60% of the sum of the bank’s Tier I and Tier II capital (less any capital deductions):

•

debt securities (within the meaning of paragraph (3) of Article 4 of the Financial Investment Services and Capital Markets Act) the maturity of which exceeds three years, but excluding government bonds, monetary stabilization bonds issued by the Bank of Korea and bonds within the meaning of item 2, paragraph (6) of Article 11 of the Law on the Improvement of the Structure of the Financial Industry;

•	equity securities, but excluding securities within the meaning of item 1, paragraph (6) of Article 11 of the Law on the Improvement of the Structure of the Financial Industry;

•	derivatives linked securities (within the meaning of paragraph (7) of Article 4 of the Financial Investment Services and Capital Markets Act) the maturity of which exceeds three years; and

•

beneficiary certificates, investment contracts and depositary receipts (within the meaning of paragraph (2) of Article 4 of the Financial Investment Services and Capital Markets Act) the maturity of which exceeds three years.

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

In the above exceptional cases, the total investment in corporations in which the bank owns more than 15% of the outstanding shares with voting rights may not exceed 15% of the sum of Tier I and Tier II capital (less any capital deductions), or 30% of the sum of Tier I and Tier II capital (less any capital deductions) if the bank meets certain management conditions as set forth in the applicable rules adopted by the Financial Services Commission.

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

Non-financial business group companies are required to obtain approval from the Financial Services Commission in order to (i) become the largest shareholder of a bank or (ii) acquire 4% or more of the issued and outstanding shares of voting stock of a bank and participate in the management of a bank in the manner prescribed in the Enforcement Decree of the Bank Act. If non-financial business group companies hold voting stock of a bank in excess of the foregoing limits as a result of unavoidable circumstances, such as sales by other stockholders’ of their shareholding, such non-financial business group companies are required to obtain approval from the Financial Services Commission to hold the portion of shares of the bank that exceeds the limit, dispose of such portion or take measures so that they no longer fall under the definition of “non-financial business group companies” under the Bank Act. Non-compliance with such requirement will prohibit non-financial business group companies from exercising their voting rights of the shares that exceed the limit and prompt the issuance of an order by the Financial Services Commission directing such non-financial business group companies to dispose of their shares that exceed the limit.

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

Deposit Insurance System

The Depositor Protection Act provides insurance for certain deposits of banks in Korea through a deposit insurance system. Under the Depositor Protection Act, all banks governed by the Bank Act are required to pay an insurance premium to the Korea Deposit Insurance Corporation on a quarterly basis. The rate is determined under the Enforcement Decree to the Depositor Protection Act, and may not exceed 0.5% of the bank’s insurable deposits in any given year. The current insurance premium is 0.02% of insurable deposits for each quarter. If the Korea Deposit Insurance Corporation makes a payment on an insured amount, it will acquire the depositors’ claims with respect to that payment amount. The Korea Deposit Insurance Corporation insures a maximum of (Won)50 million for deposits and interest, regardless of when the deposits were made and the size of the deposits.

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

Trust Business

A bank must obtain approval from the Financial Services Commission to engage in trust businesses. The Trust Act and the Financial Investment Services and Capital Markets Act govern the trust activities of banks, and they are subject to various legal and accounting procedures and requirements, including the following:

•	under the Trust Act, assets accepted in trust by a bank in Korea must be segregated from other assets in the accounts of that bank; and

•	depositors and other general creditors cannot obtain or assert claims against the assets comprising the trust accounts in the event the bank is liquidated or wound-up.

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

Credit Card Business

General

In order to enter the credit card business, a company must register with the Financial Services Commission. Credit card businesses are governed by the Specialized Credit Financial Business Act, enacted on August 28, 1997 and last amended on March 12, 2010, which sets forth specific requirements with respect to the credit card business as well as generally prohibiting unsound business practices relating to the credit card business which may infringe on the rights of credit card holders or negatively affect the soundness of the credit card industry. Credit card companies, including our wholly-owned subsidiary, KB Kookmin Card Co., Ltd., are regulated by the Financial Services Commission and the Financial Supervisory Service.

Disclosure and Reports

Under the Specialized Credit Financial Business Act and the regulations thereunder, a credit card company is required to disclose on a periodic and on-going basis certain material matters and events. In addition, a credit card company must submit its business reports with respect to its results of operations to the Governor of the Financial Supervisory Service within one month from the end of each quarter.

Risk of Loss Due to Lost, Stolen, Forged or Altered Credit Cards

Under the Specialized Credit Financial Business Act, a credit card company is liable for any loss arising from the unauthorized use of credit cards or debit cards after it has received notice from the holder of the loss or theft of the card. A credit card company is also responsible for any losses resulting from the use of forged or altered credit cards, debit cards and pre-paid cards. A credit card company may, however, transfer all or part of this latter risk of loss to holders of credit card in the event of willful misconduct or gross negligence by holders of credit card if the terms and conditions of the agreement entered between the credit card company and members of such cards specifically provide for that transfer.

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

Each credit card company must institute appropriate measures to fulfill these obligations, such as establishing provisions, purchasing insurance or joining a cooperative association.

Pursuant to the Enforcement Decree to Specialized Credit Financial Business Act, a credit card company will be liable for any losses arising from loss or theft of a credit card (which was not from the holder’s willful misconduct or negligence) during the period beginning 60 days before the notice by the holder to the credit card company.

Pursuant to the Specialized Credit Financial Business Act, the Financial Services Commission may either restrict the limit or take other necessary measures against the credit card company with respect to such matters as the maximum limits on the amount per credit card, details of credit card terms and conditions, management of credit card merchants and collection of claims, including the following:

•	maximum limits for cash advances on credit cards;

•	use restrictions on debit cards with respect to per day or per transaction usage;

•	aggregate issuance limits and maximum limits on the amount per card on pre-paid cards; and

•	other matters prescribed by the Enforcement Decree to the Specialized Credit Financial Business Act.

Lending Ratio in Ancillary Business

Pursuant to the Enforcement Decree to the Specialized Credit Financial Business Act issued in December 2003, a credit card company must maintain an aggregate quarterly average outstanding lending balance to credit cardholders (including cash advances and credit card loans, but excluding restructured loans) no greater than the sum of (i) its aggregate quarterly average outstanding credit card balance arising from the purchase of goods and services and (ii) the aggregate quarterly debit card transaction volume.

Issuance of New Cards and Solicitation of New Cardholders

The Enforcement Decree to the Specialized Credit Financial Business Act establishes the conditions under which a credit card company may issue new cards and solicit new members. New credit cards may be issued only to the following persons:

•	persons who are at least 18 years old when they apply for a credit card;

•	persons whose capability to pay bills as they come due has been verified using standards established by the credit card company; and

•

in the case of minors who are at least 18 years and younger than 20 years, persons who submit a guardian’s consent along with documents evidencing income, such as an employment certificate or a tax certificate.

In addition, a credit card company may not solicit credit card members by:

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

Compliance Rules on Collection of Receivable Claims

Pursuant to Supervisory Regulation on the Specialized Credit Financial Business, a credit card company may not:

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

Regulations on Class Actions Regarding Securities

The Law on Class Actions Regarding Securities was enacted as of January 20, 2004 and last amended on March 31, 2010. The Law on Class Actions Regarding Securities governs class actions suits instituted by one or more representative plaintiff(s) on behalf of 50 or more persons who claim to have been damaged in a capital markets transaction involving securities issued by a listed company in Korea.

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

The following chart provides an overview of our structure, including our significant subsidiaries and our ownership of such subsidiaries as of the date of this annual report:

Our largest subsidiary is Kookmin Bank, the assets of which represented approximately 99% of our total assets as of December 31, 2010. The following table provides summary information for our operating subsidiaries that are consolidated in our consolidated financial statements as of and for the year ended December 31, 2010, including their total assets, net income, operating income and stockholders’ equity:

Subsidiary	Total Assets		Operating Income (loss)		Net Income (loss)		Stockholders’ Equity
	(in millions of Won)
Kookmin Bank	(Won)	250,763,587	(Won)	(426,595)	(Won)	(780,948)	(Won)	16,353,884
KB Investment & Securities Co., Ltd.		2,211,467		42,223		32,505		330,249
KB Asset Management Co., Ltd.		142,624		38,260		29,280		125,349
KB Real Estate Trust Co., Ltd.		281,124		(7,320)		(5,845)		149,302
KB Investment Co., Ltd.		129,373		2,536		5,633		118,137
KB Futures Co., Ltd.		169,066		6,009		4,582		36,000
KB Credit Information Co., Ltd.		31,271		1,990		1,526		24,719
KB Data Systems Co., Ltd.		52,007		(2,633)		(2,756)		13,492
Kookmin Bank Hong Kong Ltd.		539,033		7,847		5,788		114,341
Kookmin Bank International Ltd.		374,007		12,252		24,828		79,653
KB Investment & Securities Hong Kong Ltd.		1,111		(1,285)		(1,285)		791
Kookmin Bank Cambodia PLC.		40,723		153		109		17,630
Powernet Technologies Corporation.		87,205		2,154		30		75,524

Further information regarding our subsidiaries is provided below:

•

Kookmin Bank was established in Korea in 2001 as a result of the merger of the former Kookmin Bank (established in 1963) and H&CB (established in 1967). Kookmin Bank provides a wide range of banking and other financial services to individuals, small- and medium-sized enterprises and large corporations in Korea. As of December 31, 2010, Kookmin Bank was the largest commercial bank in Korea based upon total assets (including loans) and deposits. As of December 31, 2010, Kookmin Bank had approximately 26 million customers, with 1,173 branches nationwide.

•

KB Investment & Securities Co., Ltd., was established in Korea in 1995 to provide various investment banking services. KB Investment & Securities was formerly known as Hannuri Investment & Securities Co., Ltd. and was acquired by Kookmin Bank on March 11, 2008. In March 2011, KB Investment & Securities was merged with KB Futures Co., Ltd., with KB Investment & Securities as the surviving entity.

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

•

KB Futures Co., Ltd. was established in Korea in March 1997 to act as a broker-dealer for domestic and overseas futures transactions. In March 2011, KB Futures was merged with KB Investment & Securities, with KB Investment & Securities as the surviving entity. As such, KB Futures no longer exists as a separate entity.

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

•

KB Investment & Securities Hong Kong Ltd. was established in Hong Kong in October 2002 to provide various investment banking services. KB Investment & Securities Hong Kong is undergoing liquidation proceedings, which is expected to be completed by the end of 2011.

•	Kookmin Bank Cambodia PLC was established in Cambodia in May 2009 to provide various banking services in Cambodia.

•

KB Life Insurance Co., Ltd., which is not a consolidated subsidiary under U.S. GAAP, was established in Korea in April 2004 to provide life insurance and wealth management products primarily through our branch network.

•	KB Kookmin Card Co., Ltd. was established in March 2011 as a separate entity upon the completion of a horizontal spin-off of Kookmin Bank’s credit card business, to provide credit card services.

•

Powernet Technologies Corporation was established in Korea in February 1994 to manufacture and sell electronic parts. Powernet Technologies Corporation is majority-owned by Chungkang Co., Ltd., which is wholly-owned by KB-Glenwood Private Equity Fund No. 1.

•

Other Subsidiaries. For the year ended December 31, 2010, we derived operating income of (Won)47 billion (primarily reflecting non-recurring income of our special purpose vehicle subsidiaries) and net income of (Won)177 billion from our remaining subsidiaries, which individually do not account for a significant amount of our business.

Item 4D.	Property, Plants and Equipment

Our registered office and corporate headquarters are located at 9-1, 2-ga, Namdaemoon-ro, Jung-gu, Seoul 100-703, Korea. The following table presents information regarding certain of our properties in Korea:

Type of facility/building	Location	Area (square meters)
Registered office and corporate headquarters	9-1, 2-ga, Namdaemoon-ro, Jung-gu, Seoul 100-703	1,749
Kookmin Bank headquarters building	36-3, Yeouido-dong, Yeongdeungpo-gu,	5,354
	Seoul 150-758
Kookmin Bank headquarters building	Jongro-gu, Seoul	3,704
Kookmin Bank Training institute	Ilsan	207,659
Kookmin Bank Training institute	Daecheon	4,158
Kookmin Bank Training institute	Sokcho	15,584
Kookmin Bank Training institute	Cheonan	196,649
Kookmin Bank IT center	Gangseo-gu, Seoul	13,116
Kookmin Bank IT center	Yeouido, Seoul	5,928
Kookmin Bank IT center	Yeouido, Seoul	2,006
Kookmin Bank IT center	Seongbuk-gu, Seoul	4,748

As of December 31, 2010, we had a countrywide network of 1,173 banking branches and sub-branches, as well as 31 branches for our other operations including credit information, real estate and insurance-related businesses. Approximately one-quarter of these facilities are housed in buildings owned by us, while the remaining branches are leased properties. Lease terms are generally from two to three years and seldom exceed five years. We also have subsidiaries in Hong Kong, Cambodia and the United Kingdom and branches of Kookmin Bank in Tokyo in Japan, Auckland in New Zealand, New York in the United States and Guangzhou, Harbin and Suzhou in China, as well as representative offices of Kookmin Bank in Ho Chi Minh City in Vietnam and Kyiv in the Ukraine. We do not own any material properties outside of Korea.

The net book value of all the properties owned by us at December 31, 2010 was (Won)1,243 billion.

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

We were established on September 29, 2008 pursuant to a “comprehensive stock transfer” under Korean law, whereby holders of the common stock of Kookmin Bank and certain of its subsidiaries transferred all of their shares to us, a new financial holding company, and in return received shares of our common stock. See “Item 4A. History and Development of the Company—The Establishment of KB Financial Group.” The stock transfer was accounted for under U.S. GAAP as a transaction between entities under common control and, with respect to the transfer by noncontrolling stockholders of Kookmin Bank’s subsidiaries included in the stock transfer, the acquisition by us of such noncontrolling interests of such subsidiaries was accounted for using the purchase method. Accordingly, the consolidated financial statements included in this annual report are, as of dates and for periods prior to the date of the stock transfer, for Kookmin Bank and its subsidiaries, and as of dates and for periods from and after the date of the stock transfer, for us and our subsidiaries, including Kookmin Bank. For further information regarding the accounting treatment of the stock transfer, see Note 3 of the notes to our consolidated financial statements.

Trends in the Korean Economy

Our financial position and results of operations have been and will continue to be significantly affected by financial and economic conditions in Korea.

Substantial growth in lending in Korea to small- and medium-sized enterprises in recent years, and financial difficulties experienced by such enterprises as a result of, among other things, adverse economic conditions in Korea and globally from the second half of 2008, have led to increasing delinquencies and a deterioration in overall asset quality in the credit exposures of Korean banks to small- and medium-sized enterprises. In 2010, under Korean GAAP, we recorded charge-offs of (Won)1,568 billion and provisions of (Won)1,827 billion in respect of our loans to small- and medium-sized enterprises, compared to charge-offs of (Won)1,313 billion and provisions of (Won)1,945 billion in 2009. See “Item 3D. Risk Factors—Risks relating to our small- and medium-sized enterprise loan portfolio.”

In recent years, commercial banks, credit card companies, consumer finance companies and other financial institutions in Korea have also made significant investments and engaged in aggressive marketing in retail lending (including mortgage and home equity loans), leading to substantially increased competition in this segment. The rapid growth in retail lending, together with adverse economic conditions from the second half of 2008, have led to increasing loan loss provisions, non-performing loans and charge-offs. In 2010, we recorded charge-offs of (Won)517 billion in respect of our retail loan portfolio, compared to charge-offs of (Won)362 billion in 2009. See “Item 3D. Risk Factors—Risks relating to our retail credit portfolio.”

The Korean economy is closely tied to, and is affected by developments in, the global economy. During the second and third quarter of 2007, credit markets in the United States started to experience difficult conditions and volatility that in turn affected worldwide financial markets. In particular, in late July and early August 2007, market uncertainty in the U.S. sub-prime mortgage sector increased dramatically and further expanded to other markets such as those for leveraged finance, collateralized debt obligations and other structured products. In September and October 2008, liquidity and credit concerns and volatility in the global financial markets increased significantly with the bankruptcy or acquisition of, and government assistance to, several major U.S. and European financial institutions. These developments resulted in reduced liquidity, greater volatility, widening of credit spreads and a lack of price transparency in the United States and global financial markets. In response to such developments, legislators and financial regulators in the United States and other jurisdictions, including Korea, implemented a number of policy measures designed to add stability to the financial markets, including the provision of direct and indirect assistance to distressed financial institutions. In addition, in line with similar actions taken by monetary authorities in other countries, from the third quarter of 2008 to the first quarter of 2009, the Bank of Korea decreased its policy rate by a total of 325 basis points in order to address financial market instability and to help combat the slowdown of the domestic economy. However, while the rate of deterioration of the global economy has slowed since the second half of 2009, with some signs of stabilization and improvement, the overall prospects for the Korean and global economy in 2011 and beyond remain uncertain. For example, many governments worldwide, in particular in Portugal, Spain, Greece and other countries in southern Europe, have shown signs of fiscal stress and may experience difficulties in meeting their debt service requirements. In addition, recent political instability in various countries in the Middle East and Northern Africa, including in Egypt, Tunisia, Libya and Bahrain have resulted in volatility and uncertainty in the global financial and energy markets. Moreover, the earthquake and tsunami that occurred in the northeast part of Japan in March 2011 and the resulting releases of radiation from damaged nuclear power plants in the area have added to the uncertainty in global economic prospects. Any of these or other developments could potentially trigger another financial and economic crisis. Furthermore, while many governments worldwide are considering or are in the process of implementing “exit strategies,” in the form of reduced government spending, higher interest rates or otherwise, with respect to the economic stimulus measures adopted in response to the global financial crisis, such strategies may, for reasons related to timing, magnitude or other factors, have the unintended consequence of prolonging or worsening global economic and financial difficulties. In light of the high level of interdependence of the global economy, any of the foregoing developments could have a material adverse effect on the Korean economy and financial markets, and in turn on our business, financial condition and results of operations.

We are also exposed to adverse changes and volatility in global and Korean financial markets as a result of our liabilities and assets denominated in foreign currencies and our holdings of trading and investment securities, including structured products. From the second half of 2008 to the first half of 2010, the value of the Won relative to major foreign currencies in general and the U.S. dollar in particular fluctuated widely. While such fluctuations have generally stabilized in the second half of 2010 and into 2011, there is no guarantee that they will not occur again in the future. See “Item 3A. Selected Financial Data—Exchange Rates.” A depreciation of the Won will increase our cost in Won of servicing our foreign currency-denominated debt, while continued exchange rate volatility may also result in foreign exchange losses for us. Furthermore, as a result of adverse global and Korean economic conditions, there has been significant volatility in securities prices, including the stock prices of Korean and foreign companies in which we hold an interest. Such volatility has resulted in and may lead to further trading and valuation losses on our trading and investment securities portfolio as well as impairment losses on our investments accounted for under the equity method, including our noncontrolling equity stake in JSC Bank CenterCredit, a Kazakhstan bank, the initial stake in which we acquired in 2008. See “Item 4B. Business Overview—Capital Markets Activities and International Banking—International Banking.”

As a result of volatile conditions and weakness in the Korean and global economies, as well as factors such as the uncertainty surrounding the global financial markets, fluctuations in oil and commodity prices, interest and exchange rate fluctuations, higher unemployment, lower consumer confidence, increases in inflation rates, potential tightening of fiscal and monetary policies and continued tensions with North Korea, the economic outlook for the financial services sector in Korea in 2011 and for the foreseeable future remains uncertain.

New Basel Capital Accord

Beginning on January 1, 2008, the Financial Supervisory Service implemented Basel II in Korea, which has substantially affected the way risk is measured among Korean financial institutions, including Kookmin Bank. Building upon the initial Basel Capital Accord of 1988, which focused primarily on credit risk and market risk and on capital adequacy and asset soundness as measures of risk, Basel II expands this approach to contemplate additional areas of risk such as operational risk when calculating risk-weighted assets. While the implementation of Kookmin Bank’s internal ratings-based approach in 2008 has increased its capital adequacy ratio and led to a decrease in its credit risk-related capital requirements as compared to those under its previous approach under the initial Basel Capital Accord of 1988, there can be no assurance that such internal ratings-based approach under Basel II will not require an increase in Kookmin Bank’s credit risk capital requirements in the future, which may require it to either improve its asset quality or raise additional capital. See “Item 5B. Liquidity and Capital Resources—Financial Condition—Capital Adequacy.”

In December 2009, the Basel Committee on Banking Supervision introduced a new set of measures to supplement Basel II which include, among others, a requirement for higher minimum capital, introduction of a leverage ratio as a supplementary measure to the capital adequacy ratio and flexible capital requirements for different phases of the economic cycle. Additional details regarding such new measures, including an additional capital conservation buffer and countercyclical capital buffer, liquidity coverage ratio and other supplemental measures, were announced by the Group of Governors and Heads of Supervision of the Basel Committee on Banking Supervision in September 2010. After further impact assessment and observation periods, the Basel Committee on Banking Supervision is expected to begin implementing the new set of measures, referred to as Basel III, from 2013. The timing and scope of implementation of Basel III in Korea remain uncertain. The implementation of Basel III in Korea may have a significant effect on the capital requirements of Korean financial institutions, including us.

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

	June 30, 2006		Dec. 29, 2006		June 29, 2007		Dec. 31, 2007		June 30, 2008		Dec. 30, 2008		June 30, 2009		Dec. 30, 2009		June 30, 2010		Dec. 31, 2010
KOSPI		1,295.15		1,434.46		1,743.60		1,897.13		1,674.92		1,124.47		1,390.07		1,682.77		1,698.29		2,051.00
Won/US$ exchange rates (1)	(Won)	948.5	(Won)	930.0	(Won)	922.6	(Won)	935.8	(Won)	1,046.8	(Won)	1,257.4	(Won)	1,273.5	(Won)	1,163.7	(Won)	1,273.5	(Won)	1,163.7
Corporate bond rates (2)		5.3%		5.2%		5.6%		6.9%		6.9%		8.1%		5.6%		5.7%		5.0%		4.3%
Treasury bond rates (3)		4.9%		4.9%		5.3%		5.7%		5.9%		3.4%		4.2%		4.4%		3.9%		3.4%

(1)	Represents the noon buying rate on the dates indicated.
(2)	Measured by the yield on three-year Korean corporate bonds rated as A+ by the Korean credit rating agencies.
(3)	Measured by the yield on three-year treasury bonds issued by the Ministry of Strategy and Finance of Korea.

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

•

We generally evaluate consumer loans, including mortgages and home equity loans and credit card balances, as individual pools for loan loss reserve purposes due to their homogeneous nature, and establish an allowance for loan losses relating to each pool based on historical loss experience.

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

Our consolidated financial statements for the year ended December 31, 2010 included a total allowance for credit losses of (Won)4,978 billion as of that date (including allowances of (Won)731 billion with respect to off-balance sheet credit instruments). Our total loan charge-offs, net of recoveries, amounted to (Won)2,311 billion and we recorded a provision for credit losses of (Won)3,568 billion in 2010.

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

•

Derivatives assets and liabilities: The majority of derivatives we enter into are traded in over-the-counter markets, and no quoted market prices exist for such instruments. The fair values of those derivatives are determined using internal valuation models that require the use of multiple market inputs including interest rate, prices and indices to generate continuous yield or pricing curves and volatility factors, which are used to value the position. The derivatives are placed as either Level 2 or Level 3 depending on the observability of significant inputs to the applicable internal valuation model. Most forwards, swaps and options are valued using internally developed models that use as their basis readily observable market parameters. However, a few forwards, swaps and options were valued using unobservable inputs such as correlations and historical volatilities. Futures are exchange-traded derivatives classified as Level 1. Credit default swaps are valued based on models with significant unobservable market parameters and are normally traded less actively, which would be classified as Level 3.

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

Goodwill and Other Intangible Assets

We recognized a significant amount of goodwill in connection with the merger of the former Kookmin Bank with Korea Long Term Credit Bank in 1998 and our acquisition of KB Investment & Securities in March 2008, as well as our acquisition of noncontrolling interest in our consolidated subsidiaries pursuant to the comprehensive stock transfer through which we were established in 2008. We also recognized goodwill in connection with our acquisition in May 2009 of 51% of the voting rights in Khmer Union Bank, which was renamed Kookmin Bank Cambodia PLC. In addition, we acquired core deposit and credit card relationship intangible assets upon our merger with H&CB in 2001.

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

Although we recorded a loss before income tax expense in 2010 compared to income before income tax expense in 2009, we recognized higher income tax expense in 2010 compared to 2009, primarily due to a change from (Won)15 billion of tax benefit recognized under ASC 740 in 2009 to (Won)379 billion of tax expense recognized under ASC 740 in 2010. See “—Results of Operations—Income Tax Expense—Comparison of 2010 to 2009.”

As a result of losses incurred by certain of our subsidiaries in the past, we had an aggregate of (Won)148 billion of net operating loss carry-forwards as of December 31, 2010, which expire from 2011 to 2019. We may be able to use these net operating loss carry-forwards, as well as temporary differences in the amount of tax recorded for tax purposes and accounting purposes, to reduce the amount of tax that we would otherwise be required to pay in future periods. We recognize all existing future tax benefits arising from these tax attributes as deferred tax assets and then, based on our internal estimates of our future profits, establish a valuation allowance equal to the extent that it is more likely than not that deferred tax assets will not be realized. We record a benefit or expense under the income tax expense/benefit line of our income statement when there is a net change in our total deferred tax assets and liabilities in a period. In 2008, 2009 and 2010, we recorded a valuation allowance for a certain amount of deferred tax assets resulting from net operating loss carry-forwards and land revaluation due to the uncertainty of the amount of our future profitability.

We believe that the estimates related to our recognition and measurement of uncertain tax positions and the establishment of the valuation allowance for deferred tax assets are a “critical accounting policy” because: (1) they may be highly susceptible to change from period to period based on our assumptions regarding the final outcome of our uncertain tax positions and our future profitability; and (2) any significant difference between our estimates of such outcomes and future profits on any particular date and estimates of such outcomes and future profits on a different date could result in an income tax expense or benefit which may have a material impact on our net income from period to period. Our assumptions about the final outcomes of our uncertain tax positions and our future profitability require significant judgment and are inherently subjective.

Results of Operations

Net Interest Income

The following table shows, for the periods indicated, the principal components of our net interest income:

	Year Ended December 31,						Year Ended December 31,
	2008 (1)		2009		2010		2009/2008	2010/2009
	(in billions of Won, except percentages)						(% change)
Interest and dividend income (1)
Loans, including fees	(Won)	13,865	(Won)	11,840	(Won)	11,212	(14.6)%	(5.3)%
Trading securities		282		191		234	(32.3)	22.5
Investment securities		1,488		1,489		1,471	0.1	(1.2)
Call loans and securities purchased under resale agreements		88		46		86	(47.7)	87.0
Deposits		14		24		33	71.4	37.5

Total interest and dividend income		15,737		13,590		13,036	(13.6)	(4.1)

Interest expense
Deposits		6,314		5,450		4,709	(13.7)	(13.6)
Call money		121		67		25	(44.6)	(62.7)
Other borrowed funds		417		282		215	(32.4)	(23.8)
Secured borrowings		342		240		176	(29.8)	(26.7)
Long-term debt		2,166		2,192		1,846	1.2	(15.8)

Total interest expense		9,360		8,231		6,971	(12.1)	(15.3)

Net interest income	(Won)	6,377	(Won)	5,359	(Won)	6,065	(16.0)	13.2

Net interest margin (2)		2.83%		2.21%		2.50%

(1)

Excludes an interest payment of (Won)92 billion we received from the Bank of Korea in 2008 on our deposit of required reserves. This interest income was excluded as it was a one-time event in response to the global financial crisis in 2008 and the Bank of Korea generally does not pay interest on its required reserves. See “—Overview—Trends in the Korean Economy.”

(2)	The ratio of net interest income to average interest earning assets. See “Item 3A. Selected Financial Data—Profitability ratios and other data.”

Comparison of 2010 to 2009

Interest and dividend income. Interest and dividend income decreased 4.1% from (Won)13,590 billion in 2009 to (Won)13,036 billion in 2010, primarily due to a 5.3% decrease in interest and fees on loans. The average balance of our interest earning assets remained relatively constant at (Won)242,187 billion in 2010 compared to (Won)242,156 billion in 2009, while average yields on our interest earning assets decreased by 23 basis points from 5.61% in 2009 to 5.38% in 2010.

The 5.3% decrease in interest and fees on loans from (Won)11,840 billion in 2009 to (Won)11,212 billion in 2010 was primarily the result of:

•

a 3.0% decrease in the average volume of commercial and industrial loans from (Won)78,206 billion in 2009 to (Won)75,836 billion in 2010, which was enhanced by a decrease of 14 basis points in average yields on such loans from 5.74% in 2009 to 5.60% in 2010;

•

a decrease of 164 basis points in average yields on credit card balances, primarily in cash advances and credit card loans, from 12.14% in 2009 to 10.50% in 2010, which was partially offset by a 4.9% increase in the average volume of credit card balances from (Won)11,355 billion 2009 to (Won)11,906 billion in 2010; and

•

a 19.5% decrease in the average volume of construction loans from (Won)9,067 billion in 2009 to (Won)7,302 billion in 2010, which was partially offset by an increase of 14 basis points in average yields on such loans from 6.20% in 2009 to 6.34% in 2010.

The decreases in the average yields on commercial and industrial loans and credit card balances resulted primarily from a general decrease in interest rates in Korea in 2010. The increase in the average yields on construction loans was mainly due to our application of higher interest rates on construction loans as risk premium in light of the continuing adverse conditions in the construction industry in Korea. The average volume of commercial and industrial loans increased mainly as a result of increased lending to small- and medium-sized enterprises primarily due to policies and initiatives introduced by the Korean government to encourage Korean banks to provide financial support to small- and medium-sized enterprises. The increase in the average volume of credit card balances mainly reflected our marketing efforts to procure new credit card subscribers. The decrease in the average volume of construction loans resulted primarily from our efforts to reduce our construction loan portfolio in light of the continuing adverse conditions in the construction industry in Korea.

Overall, the average volume of our loans decreased 2.0%, from (Won)201,507 billion in 2009 to (Won)197,493 billion in 2010, while the average yields on our loans decreased 20 basis points, from 5.88% in 2009 to 5.68% in 2010, reflecting the lower interest rate environment.

Our securities portfolio consists primarily of investment securities, of which 79.7% represented debt securities issued by government-owned or -controlled enterprises or financial institutions (including Korea Electric Power Corporation, the Korea Deposit Insurance Corporation, the Bank of Korea, Korea Development Bank, Korea Finance Corporation and Industrial Bank of Korea) and debt securities issued by financial institutions and other Korean banks as of December 31, 2010. Interest and dividends on investment securities decreased 1.2% from (Won)1,489 billion in 2009 to (Won)1,471 billion in 2010. This decrease was due to a decrease of 20 basis points in average yields on such securities from 4.57% in 2009 to 4.37% in 2010, primarily due to the general decrease in market interest rates in Korea for debt securities. The effect of this decrease was partially offset by a 3.3% increase in the average volume of investment securities from (Won)32,586 billion in 2009 to (Won)33,664 billion in 2010, which mainly reflected our increased purchases of Korean treasury securities and debt securities issued by government agencies.

Our securities portfolio also includes trading securities, of which 87.6% represented debt securities issued by government-owned or -controlled enterprises or financial institutions and debt securities issued by financial institutions and other Korean banks as of December 31, 2010. Interest and dividends on trading securities increased 22.5% from (Won)191 billion in 2009 to (Won)234 billion in 2010. This increase was primarily due to a 27.1% increase in the average volume of trading securities from (Won)4,505 billion in 2009 to (Won)5,724 billion in 2010, which mainly reflected our increased purchases of debt securities issued by financial institutions. The effect of this increase was partially offset a decrease of 15 basis points in average yields on such securities from 4.24% in 2009 to 4.09% in 2010, primarily due to the general decrease in market interest rates in Korea, including for debt securities.

Interest Expense. Interest expense decreased 15.3% from (Won)8,231 billion in 2009 to (Won)6,971 billion in 2010, primarily due to a 13.6% decrease in interest expense on deposits, as well as a 15.8% decrease in interest expense on long-term debt. The average balance of our interest bearing liabilities decreased 1.7% from (Won)226,341 billion in 2009 to (Won)222,457 billion in 2010, principally as a result of a decrease in the average volume of long-term debt, which was enhanced by a 51 basis point decrease in the average cost of our interest bearing liabilities from 3.64% in 2009 to 3.13% in 2010.

The 13.6% decrease in interest expense on deposits from (Won)5,450 billion in 2009 to (Won)4,709 billion in 2010 was primarily the result of a 58.5% decrease in the average volume of certificates of deposit from (Won)26,423 billion in 2009 to (Won)10,960 billion in 2010, which was enhanced by a 47 basis point decrease in the average interest rate paid on certificates of deposit from 4.50% in 2009 to 4.03% in 2010. The decrease in the average volume of certificates of deposit was primarily attributable to a reduced emphasis on certificates of deposit, relative to other lower-cost deposit products, in our marketing efforts in 2010. The decrease in the average interest rate paid on certificates of deposit was primarily the result of the lower interest rate environment in Korea in 2010.

The 15.8% decrease in interest expense on long-term debt from (Won)2,192 billion in 2009 to (Won)1,846 billion in 2010 was due to a 14.2% decrease in the average volume of such debt from (Won)42,333 billion in 2009 to (Won)36,342 billion in 2010, due primarily to our decreased use of long-term debt to meet our funding needs. The effect of this decrease was enhanced by a 10 basis point decrease in the average cost of such debt from 5.18% in 2009 to 5.08% in 2010, which was attributable mainly to the general decrease in market interest rates in Korea, including for such debt.

Net interest margin. Net interest margin represents the ratio of net interest income to average interest earning assets. Our overall net interest margin increased from 2.21% in 2009 to 2.50% in 2010 as our net interest income increased 13.2% from (Won)5,359 billion in 2009 to (Won)6,065 billion in 2010. The average volume of our interest earning assets remained relatively constant at (Won)242,187 billion in 2010 compared to (Won)242,156 billion in 2009, while the average volume of our interest bearing liabilities decreased 1.7% from (Won)226,341 billion in 2009 to (Won)222,457 billion in 2010. The decrease in interest expense outpaced the decrease in interest income, resulting in the increase in net interest income. The magnitude of this increase was enhanced by an increase our net interest spread, which represents the difference between the average yield on our interest earning assets and the average cost of our interest bearing liabilities, from 1.97% in 2009 to 2.25% in 2010. The increase in net interest spread reflected a larger decrease in 2010 in the average cost of our interest bearing liabilities, relative to the decrease in the average yield on our interest earning assets, as interest rates on interest bearing liabilities generally adjusted later than those on interest earning assets in the context of the lower interest rate environment in 2009 and 2010.

Comparison of 2009 to 2008

Interest and dividend income. Interest and dividend income decreased 13.6% from (Won)15,737 billion in 2008 to (Won)13,590 billion in 2009, primarily due to a 14.6% decrease in interest and fees on loans. The average balance of our interest earning assets increased 7.6% from (Won)225,102 billion in 2008 to (Won)242,156 billion in 2009, principally as a result of increases in loans and investment securities, which was more than offset by a 138 basis point decrease in average yields on our interest earning assets from 6.99% in 2008 to 5.61% in 2009.

The 14.6% decrease in interest and fees on loans from (Won)13,865 billion in 2008 to (Won)11,840 billion in 2009 was primarily the result of:

•

a decrease of 214 basis points in average yields on mortgage and home equity loans from 6.84% in 2008 to 4.70% in 2009, which was partially offset by a 3.7% increase in the average volume of such loans from (Won)68,154 billion in 2008 to (Won)70,643 billion in 2009;

•

a decrease of 109 basis points in average yields on commercial and industrial loans from 6.83% in 2008 to 5.74% in 2009, which was partially offset by an 11.0% increase in the average volume of such loans from (Won)70,442 billion in 2008 to (Won)78,206 billion in 2009;

•

a decrease of 157 basis points in average yields on other consumer loans from 8.42% in 2008 to 6.85% in 2009, which was partially offset by a 6.1% increase in the average volume of such loans from (Won)25,716 billion in 2008 to (Won)27,273 billion in 2009; and

•

a decrease of 98 basis points in average yields on construction loans from 7.18% in 2008 to 6.20% in 2009, which was enhanced by a 4.5% decrease in the average volume of such loans from (Won)9,491 billion in 2008 to (Won)9,067 billion in 2009.

The decreases in the average yields on mortgage and home equity loans, commercial and industrial loans, other consumer loans and construction loans were primarily the result of the lower interest rate environment in Korea in 2009, which reflected the low policy rate maintained by the Bank of Korea throughout 2009 as part of the Korean government’s initiative to stimulate the domestic economy in the wake of the global financial crisis. The increase in the average volume of mortgage and home equity loans was mainly due to higher demand for such loans in Korea. The average volume of commercial and industrial loans increased mainly as the result of increased lending to small- and medium-sized enterprises primarily due to policies and initiatives introduced by the Korean government to encourage Korean banks to provide financial support to small- and medium-sized enterprises. The increase in the average volume of other consumer loans, which are primarily unsecured and generally have relatively higher interest rates, mainly reflected higher demand for such loans in Korea. The decrease in the average volume of construction loans was primarily a result of a decrease in demand for such loans mainly due to the downturn in the construction industry in Korea.

Overall, the average volume of our loans increased 6.6%, from (Won)189,012 billion in 2008 to (Won)201,507 billion in 2009, while the average yields on our loans decreased 146 basis points, from 7.34% in 2008 to 5.88% in 2009, reflecting the lower interest rate environment.

Our securities portfolio consists primarily of investment securities, of which 80.9% represented debt securities issued by government-owned or -controlled enterprises or financial institutions (including Korea Electric Power Corporation, the Korea Deposit Insurance Corporation, the Bank of Korea, Korea Development Bank, Korea Finance Corporation and Industrial Bank of Korea) and debt securities issued by financial institutions and other Korean banks as of December 31, 2009. Interest and dividends on investment securities remained relatively constant in 2009 compared to 2008, as the effects of a 14.5% increase in the average volume of such securities from (Won)28,458 billion in 2008 to (Won)32,586 billion in 2009, which mainly reflected our increased purchases of Korean treasury securities and debt securities issued by government agencies and financial institutions, were largely offset by a 66 basis point decrease in average yields on such securities from 5.23% in 2008 to 4.57% in 2009, which was primarily due to the general decrease in market interest rates in Korea for debt securities.

Our securities portfolio also includes trading securities, of which 91.5% represented debt securities issued by government-owned or -controlled enterprises or financial institutions and debt securities issued by financial institutions and other Korean banks as of December 31, 2009. Interest and dividends on trading securities decreased 32.3% from (Won)282 billion in 2008 to (Won)191 billion in 2009. This decrease was primarily due to a decrease of 120 basis points in average yields on such securities from 5.44% in 2008 to 4.24% in 2009, primarily due to the general decrease in market interest rates in Korea for debt securities.

Interest Expense. Interest expense decreased 12.1% from (Won)9,360 billion in 2008 to (Won)8,231 billion in 2009, primarily due to a 13.7% decrease in interest expense on deposits, as well as a 32.4% decrease in interest expense on other borrowed funds. The average balance of our interest bearing liabilities increased 9.2% from (Won)207,335 billion in 2008 to (Won)226,341 billion in 2009, principally as a result of increases in deposits and long-term debt, which was more than offset by an 87 basis point decrease in the average cost of our interest bearing liabilities from 4.51% in 2008 to 3.64% in 2009.

The 13.7% decrease in interest expense on deposits from (Won)6,314 billion in 2008 to (Won)5,450 billion in 2009 was primarily the result of:

•

a 154 basis point decrease in the average interest rate paid on certificates of deposit from 6.04% in 2008 to 4.50% in 2009, which was partially offset by a 4.1% increase in the average volume of certificates of deposit from (Won)25,392 billion in 2008 to (Won)26,423 billion in 2009;

•

a 91 basis point decrease in the average interest rate paid on other time deposits from 5.36% in 2008 to 4.45% in 2009, which was partially offset by a 13.2% increase in the average volume of such deposits from (Won)77,495 billion in 2008 to (Won)87,721 billion in 2009; and

•

a 57 basis point decrease in the average interest rate paid on savings deposits from 1.06% in 2008 to 0.49% in 2009, which was partially offset by a 10.8% increase in the average volume of such deposits from (Won)41,761 billion in 2008 to (Won)46,277 billion in 2009.

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

Other borrowed funds include borrowings from the Bank of Korea and other short-term borrowings. The 32.4% decrease in interest expense on other borrowed funds from (Won)417 billion in 2008 to (Won)282 billion in 2009 was mainly due to a 160 basis point decrease in the average cost of other short-term borrowings from 4.63% in 2008 to 3.03% in 2009, which was attributable mainly to the general decrease in market interest rates in Korea for such debt.

Net interest margin. Our overall net interest margin decreased from 2.83% in 2008 to 2.21% in 2009 primarily as a result of a decrease in our net interest income, the effect of which was enhanced by an increase in the average volume of interest earning assets. Net interest income decreased 16.0% from (Won)6,377 billion in 2008 to (Won)5,359 billion in 2009, while the average volume of our interest earning assets increased 7.6% from (Won)225,102 billion in 2008 to (Won)242,156 billion in 2009. The effects of the increase in the average volume of our interest earning assets were largely matched by the 9.2% increase in the average volume of our interest bearing liabilities from (Won)207,335 billion in 2008 to (Won)226,341 billion in 2009. However, our net interest spread declined from 2.48% in 2008 to 1.97% in 2009. The decline in net interest spread reflected a larger decrease in the average yield on our interest earning assets, relative to the decrease in the average cost of our interest bearing liabilities, primarily due to the earlier adjustment of interest rates on interest earning assets compared to interest rates on interest bearing liabilities in the context of the lower interest rate environment, as well as the continuing rate-based competition in the Korean banking industry for the marketing of both loan and deposit products.

Provision for Credit Losses

For a discussion of our loan loss provisioning policy, see “Item 4B. Business Overview—Assets and Liabilities—Loan Portfolio—Provisioning Policy.”

Comparison of 2010 to 2009

Our provision for credit losses increased 61.9% from (Won)2,204 billion in 2009 to (Won)3,568 billion in 2010, primarily due to an increase in our provision for loan losses in respect of our corporate loans. Such increase resulted mainly from a deterioration in the asset quality of our loans to the construction and shipbuilding sectors.

Our loan charge-offs, net of recoveries, increased 20.1% from (Won)1,925 billion in 2009 to (Won)2,311 billion in 2010. Such increase was attributable mainly to a (Won)381 billion increase in net charge-offs of corporate loans, including primarily loans to the construction and shipbuilding sectors, as a result of the continuing deterioration in the asset quality of such loans in 2010.

Comparison of 2009 to 2008

Our provision for credit losses decreased 4.7% from (Won)2,313 billion in 2008 to (Won)2,204 billion in 2009, primarily due to a decrease in our provision for credit losses on off-balance sheet credit instruments, which reflected a decrease in the maximum aggregate potential amount of future payments under guarantees and commercial letters of credit.

Our loan charge-offs, net of recoveries, increased 99.3% from (Won)966 billion in 2008 to (Won)1,925 billion in 2009. Such increase was attributable mainly to a (Won)650 billion increase in net charge-offs of corporate loans, including primarily loans to small- and medium-sized enterprises, as a result of the continuing deterioration in the asset quality of such loans in 2009.

Allowance for Loan Losses

For information on allowance for loan losses, see “—Critical Accounting Policies—Allowance for Loan Losses” and “Item 4B. Business Overview—Assets and Liabilities—Loan Portfolio—Allocation of Allowance for Loan Losses.”

Corporate Loans. We establish specific loan loss allowances for corporate loans based on whether a particular loan is impaired or not. See “Item 4B. Business Overview—Assets and Liabilities—Loan Portfolio—Provisioning Policy.” We also establish an allowance for loan losses for corporate loans that we do not believe are impaired based on our historical loss experience for those types of loans. The following table shows, for the periods indicated, certain information regarding our impaired corporate loans.

	As of December 31,
	2008	2009	2010
Impaired loans as a percentage of total corporate loans	3.7%	3.5%	4.5%
Allowance for loan losses as a percentage of total corporate loans	2.7	3.1	4.2
Allowance for loan losses as a percentage of impaired loans	45.1	47.6	52.1

During 2010, impaired loans and allowance for loan losses, each as a percentage of total corporate loans, increased due to significant growth in our impaired loans and allowance for loan losses. In addition, allowance for loan losses as a percentage of impaired loans increased during 2010 as a result of the deterioration in the asset quality of construction and shipbuilding loans, which led to a worse overall mix of impaired loans.

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

	As of December 31,
	2008	2009	2010
Non-performing loans as a percentage of total consumer loans	0.3%	0.3%	0.4%
Allowance for loan losses as a percentage of total consumer loans	0.5	0.6	0.6
Allowance for loan losses as a percentage of non-performing consumer loans	17.2	19.7	11.0

During 2010, non-performing consumer loans as a percentage of total consumer loans increased due to growth in our non-performing loans, which outpaced the growth in our consumer loans. However, an improvement in the asset quality of our existing non-performing consumer loans led to a better overall mix of non-performing consumer loans, which caused the level of allowance for loan losses as a percentage of non-performing consumer loans to decrease and the level of allowance for loan losses as a percentage of total consumer loans to remain relatively constant despite an increase in non-performing loans.

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

Non-Interest Income

The following table shows, for the periods indicated, the components of our non-interest income:

	Year Ended December 31,						Year Ended December 31,
	2008		2009		2010		2009/2008	2010/2009
	(in billions of Won)						(% Change)
Credit card merchant fees	(Won)	1,034	(Won)	1,090	(Won)	1,191	5.4%	9.3%
Other fees and commission income (excluding credit card merchant fees)		1,347		1,260		1,214	(6.5)	(3.7)
Net trading revenue		104		165		398	58.7	141.2
Trust fees, net		165		189		213	14.5	12.7
Net gain (loss) on investments		90		267		(27)	196.7	(110.1)
Other non-interest income		212		542		374	155.7	(31.0)

Total non-interest income	(Won)	2,952	(Won)	3,513	(Won)	3,363	19.0	(4.3)

Comparison of 2010 to 2009

Non-interest income decreased 4.3% from (Won)3,513 billion in 2009 to (Won)3,363 billion in 2010. This decrease was attributable primarily to:

•	a change from a net gain on investments of (Won)267 billion in 2009 to a net loss on investments of (Won)27 billion in 2010; and

•	a (Won)168 billion decrease in other non-interest income from (Won)542 billion in 2009 to (Won)374 billion in 2010.

The 110.1% decrease in net gain on investments was attributable mainly to a (Won)126 billion increase in impairment loss on our investment in JSC Bank CenterCredit, a Kazakhstan bank. See “Item 4B. Business Overview—Capital Markets Activities and International Banking—International Banking.”

Other non-interest income consists mainly of gains on hedge activities, recovery on non-performing loans that were written off and gains on sales of loans. The 31.0% decrease in other non-interest income was attributable principally to a (Won)195 billion decrease in gains on hedge activities. However, such decrease was more than offset by a corresponding decrease in losses on hedge activities, which are recorded as other non-interest expense.

These decreases were partially offset by a (Won)233 billion increase in net trading revenue from (Won)165 billion in 2009 to (Won)398 billion in 2010. Net trading revenue consists of net realized and unrealized gains on securities, foreign exchange spot contracts and derivatives in our trading portfolio. The 141.2% increase in net trading revenue mainly reflected an increase in net gains on derivatives trading.

Comparison of 2009 to 2008

Non-interest income increased 19.0% from (Won)2,952 billion in 2008 to (Won)3,513 billion in 2009. This increase was attributable primarily to:

•	a (Won)330 billion increase in other non-interest income from (Won)212 billion in 2008 to (Won)542 billion in 2009; and

•	a (Won)177 billion increase in net gain on investments from (Won)90 billion in 2008 to (Won)267 billion in 2009.

The 155.7% increase in other non-interest income was attributable principally to a (Won)246 billion increase in gains on hedge activities. However, such increase was mostly offset by a corresponding increase in losses on hedge activities, which is recorded as other non-interest expense.

The 196.7% increase in net gain on investments was attributable mainly to an increase in gains on disposal of investment securities, principally gains from the disposal of our shares in Hyundai Engineering and Construction Co., Ltd. in the first half of 2009.

Non-Interest Expense

The following table shows, for the periods indicated, the components of our non-interest expense:

	Year Ended December 31,						Year Ended December 31,
	2008		2009		2010		2009/2008	2010/2009
	(in billions of Won)						(% Change)
Salaries and employee benefits	(Won)	2,335	(Won)	2,218	(Won)	2,782	(5.0)%	25.4%
Other administrative expenses		875		857		920	(2.1)	7.4
Other fees and commissions		827		870		898	5.2	3.2
Depreciation and amortization		407		431		360	5.9	(16.5)
Credit card fees		374		417		556	11.5	33.3
Other non-interest expenses		503		949		633	88.7	(33.3)

Total non-interest expense	(Won)	5,321	(Won)	5,742	(Won)	6,149	7.9	7.1

Comparison of 2010 to 2009

Non-interest expense increased 7.1% from (Won)5,742 billion in 2009 to (Won)6,149 billion in 2010. This increase was primarily due to:

•	a (Won)564 billion increase in salaries and employee benefits from (Won)2,218 billion in 2009 to (Won)2,782 billion in 2010; and

•	a (Won)139 billion increase in credit card fees from (Won)417 billion in 2009 to (Won)556 billion in 2010.

The 25.4% increase in salaries and employee benefits was due mainly to special termination benefits paid in connection with our voluntary early retirement program in the fourth quarter of 2010.

The 33.3% increase in credit card fees was primarily due to increased marketing costs in connection with our efforts to expand our credit card operations.

These increases were partially offset by a (Won)316 billion decrease in other non-interest expenses from (Won)949 billion in 2009 to (Won)633 billion 2010. Other non-interest expenses include losses on hedge activities, provision for other losses, losses on sales of loans, losses on the disposal of premises and equipment, tax expenses other than income tax, insurance expense, donations and penalties. The 33.3% decrease in other non-interest expenses was attributable principally to a (Won)213 billion decrease in losses on hedge activities, as well as a (Won)115 billion decrease in provision for other losses. The decrease in losses on hedge activities, however, was substantially offset by a corresponding decrease in gains on hedge activities, which are recorded as other non-interest income.

Comparison of 2009 to 2008

Non-interest expense increased 7.9% from (Won)5,321 billion in 2008 to (Won)5,742 billion in 2009. This increase was primarily due to a (Won)446 billion increase in other non-interest expenses, which was partially offset by a (Won)117 billion decrease in salaries and employee benefits.

The 88.7% increase in other non-interest expenses was attributable principally to a (Won)236 billion increase in losses on hedge activities, as well as a (Won)188 billion increase in provision for other losses. The increase in losses on hedge activities, however, was more than offset by a corresponding increase in gains on hedge activities, which is recorded as other non-interest income.

The 5.0% decrease in salaries and employee benefits was due mainly to a decrease in special termination benefits paid in connection with our voluntary early retirement program, which reflected a decrease in the number of employees who accepted early retirement in 2009 compared to 2008.

Income Tax Expense

Comparison of 2010 to 2009

Income tax expense increased 46.9% from (Won)207 billion in 2009 to (Won)304 billion in 2010. We recognized higher income tax expense in 2010 despite recording a loss before income tax expense of (Won)288 billion (compared to income before income tax expense of (Won)926 billion in 2009), primarily due to a change from (Won)15 billion of tax benefit recognized under ASC 740 in 2009 to (Won)379 billion of tax expense recognized under ASC 740 in 2010. Such change mainly reflected our derecognition of (Won)410 billion of tax benefits in 2010 due to unfavorable developments in a pending lawsuit against the National Tax Service of Korea for recovery of (Won)482 billion of additional income taxes we paid in 2007. See “Item 8A. Consolidated Statements and Other Financial Information—Legal Proceedings” and Note 25 of the notes to our consolidated financial statements. The statutory tax rate applicable to us was 24.2% in 2009 and 2010.

Comparison of 2009 to 2008

Income tax expense decreased 54.4% from (Won)454 billion in 2008 to (Won)207 billion in 2009 primarily as a result of a decrease in income before income tax expense from 2008 to 2009, as well as a decrease in the statutory tax rate applicable to us. The statutory tax rate applicable to us decreased from approximately 27.5% in 2008 to approximately 24.2% in 2009. Our effective tax rate was 25.4% in 2008 and 22.4% in 2009.

Net Income

As a result of the above, our net loss was (Won)593 billion in 2010, compared to net income of (Won)719 billion in 2009 and (Won)1,333 billion in 2008.

Results under Korean GAAP by Principal Business Segment

We are organized into four major business segments: retail banking, credit card operations, corporate banking and capital markets. The following discussion is based upon our internal management account information, prepared based on Korean GAAP. The income statement data presented below for the year ended December 31, 2008 have been calculated using (i) the consolidated income statement data of Kookmin Bank for the period between January 1, 2008 and June 30, 2008 (for which consolidated net income was (Won)1,263 billion under Korean GAAP), and (ii) our consolidated income statement data for the period between September 29, 2008 and December 31, 2008 (for which consolidated net income was (Won)610 billion under Korean GAAP), which includes the results of Kookmin Bank and its subsidiaries from July 1, 2008 to September 28, 2008 because the acquisition cost of Kookmin Bank and its subsidiaries in connection with the comprehensive stock transfer pursuant to which we were established was determined as the net asset amount of Kookmin Bank and its subsidiaries as of June 30, 2008 based on Korean GAAP.

The following table shows, for the periods indicated, our results of operation by segment based on this information:

	Net Income (1) Year Ended December 31,						Total Revenue Year Ended December 31,
	2008		2009		2010		2008		2009		2010
	(in billions of Won)
Retail banking	(Won)	1,247	(Won)	844	(Won)	478	(Won)	13,221	(Won)	10,768	(Won)	9,735
Credit card operations		350		454		425		2,421		2,559		2,551
Corporate banking		(146)		(35)		(574)		10,795		9,117		8,192
Capital markets		86		83		(62)		35,060		19,509		11,047
Other		668		(143)		(72)		4,345		2,863		4,128

Total (2)	(Won)	2,205	(Won)	1,203	(Won)	195	(Won)	65,842	(Won)	44,816	(Won)	35,653

(1)	After deduction of income tax allocated proportionately among each segment.
(2)	Prior to elimination for consolidation, inter-segment transactions and certain differences in classification under our management reporting system.

Retail Banking

Our retail banking segment products include mortgage and home equity loans and other consumer loans, deposits and other savings products. The following table shows, for the periods indicated, our income statement data for this segment:

	Year Ended December 31,						Year Ended December 31,
	2008		2009		2010		2009/2008	2010/2009
	(in billions of Won)						(% Change)
Income statement data:
Interest income	(Won)	12,225	(Won)	9,890	(Won)	9,018	(19.1)%	(8.8)%
Interest expense		9,257		7,450		6,720	(19.5)	(9.8)
Provision for credit losses		203		264		301	30.0	14.0
Non-interest income		996		878		718	(11.8)	(18.2)
Non-interest expense including depreciation and amortization		2,042		1,890		2,084	(7.4)	10.3

Net income before tax		1,719		1,164		631	(32.3)	(45.8)
Income tax (1)		472		320		153	(32.2)	(52.2)

Net income	(Won)	1,247	(Won)	844	(Won)	478	(32.3)	(43.4)

(1)	Portion of income tax allocated to this segment based on income before tax.

Comparison of 2010 to 2009

Our net income before tax for this segment decreased 45.8% from (Won)1,164 billion in 2009 to (Won)631 billion in 2010.

Interest income from our retail banking activities decreased 8.8% from (Won)9,890 billion in 2009 to (Won)9,018 billion in 2010. This decrease was primarily due to a decrease in average interest rates in respect of retail loans from 5.29% in 2009 to 5.25% in 2010, principally as a result of the lower interest rate environment in Korea in 2010, and a 1.3% decrease in the average volume of retail loans from (Won)98,018 billion in 2009 to (Won)96,770 billion in 2010, reflecting a decrease in demand for such loans, in particular for mortgage and home equity loans.

Our largest and most important funding source is deposits from retail customers, which represents more than half of our total deposits. Interest expense in the retail banking segment decreased 9.8% from (Won)7,450 billion in

2009 to (Won)6,720 billion in 2010, due primarily to a decrease in average rates on deposit and savings products from 3.24% in 2009 to 2.58% in 2010, the effect of which was partially offset by a 1.8% increase in the average volume of deposit and savings products from (Won)93,866 billion in 2009 to (Won)95,564 billion in 2010.

Provision for credit losses on retail loans increased 14.0% from (Won)264 billion in 2009 to (Won)301 billion in 2010, reflecting increases in delinquencies and non-performing loans in our retail loan portfolio due to the adverse economic conditions in Korea, as well as an increase in the outstanding volume of our retail loans.

Non-interest income decreased 18.2% from (Won)878 billion in 2009 to (Won)718 billion in 2010, primarily due to a decrease in fees from sales of beneficiary certificates.

Non-interest expense increased 10.3% from (Won)1,890 billion in 2009 to (Won)2,084 billion in 2010, mainly as a result of increased labor costs in this segment due mainly to special termination benefits paid in connection with our voluntary early retirement program in the fourth quarter of 2010.

Comparison of 2009 to 2008

Our net income before tax for this segment decreased 32.3% from (Won)1,719 billion in 2008 to (Won)1,164 billion in 2009.

Interest income from our retail banking activities decreased 19.1% from (Won)12,225 billion in 2008 to (Won)9,890 billion in 2009. This decrease was primarily due to a decrease in average interest rates in respect of retail loans from 7.27% in 2008 to 5.29% in 2009, principally as a result of the lower interest rate environment in Korea in 2009, the effect of which was partially offset by a 4.5% increase in the average volume of retail loans from (Won)93,781 billion in 2008 to (Won)98,018 billion in 2009, reflecting an increase in demand for such loans, in particular for mortgage and home equity loans.

Interest expense in the retail banking segment decreased 19.5% from (Won)9,257 billion in 2008 to (Won)7,450 billion in 2009, due primarily to a decrease in average rates on deposit and savings products from 3.73% in 2008 to 3.24% in 2009, the effect of which was partially offset by a 5.5% increase in the average volume of deposit and savings products from (Won)88,953 billion in 2008 to (Won)93,866 billion in 2009.

Provision for credit losses on retail loans increased 30.0% from (Won)203 billion in 2008 to (Won)264 billion in 2009, reflecting increases in delinquencies and non-performing loans in our retail loan portfolio due to the adverse economic conditions in Korea, as well as an increase in the outstanding volume of our retail loans.

Non-interest income decreased 11.8% from (Won)996 billion in 2008 to (Won)878 billion in 2009, primarily due to a decrease in fees from sales of beneficiary certificates.

Non-interest expense decreased 7.4% from (Won)2,042 billion in 2008 to (Won)1,890 billion in 2009, mainly as a result of decreased labor costs in this segment.

Credit Card Operations

Our credit card segment handles our credit card activities. The following table shows, for the periods indicated, our income statement data for this segment:

	Year Ended December 31,						Year Ended December 31,
	2008		2009		2010		2009/2008	2010/2009
	(in billions of Won)						(% Change)
Income statement data:
Interest income	(Won)	2,115	(Won)	2,288	(Won)	2,230	8.2%	(2.5)%
Interest expense		615		464		429	(24.6)	(7.5)
Provision for credit losses		98		266		115	171.4	(56.8)
Non-interest income		306		271		321	(11.4)	18.5
Non-interest expense including depreciation and amortization		1,225		1,203		1,447	(1.8)	20.3

Net income before tax		483		626		560	29.6	(10.5)
Income tax (1)		133		172		135	29.3	(21.5)

Net income	(Won)	350	(Won)	454	(Won)	425	29.7	(6.4)

(1)	Portion of income tax allocated to this segment based on income before tax.

Comparison of 2010 to 2009

Our net income before tax for this segment decreased 10.5% from (Won)626 billion in 2009 to (Won)560 billion in 2010.

Interest income from our credit card operations decreased 2.5% from (Won)2,288 billion in 2009 to (Won)2,230 billion in 2010. This decrease was primarily due to a decrease in the average interest rates in respect of our credit card receivables from 22.20% in 2009 to 20.35% in 2010, which was partially offset by a 4.7% increase in the average volume of credit card receivables from (Won)11,365 billion in 2009 to (Won)11,901 billion in 2010.

Interest expense decreased 7.5% from (Won)464 billion in 2009 to (Won)429 billion in 2010 principally due to a decrease in the average interest rates of inter-segment borrowings in line with the lower interest rate environment in Korea, the effect of which was partially offset by an increase in the average volume of such borrowings to support our credit card operations.

Provision for credit losses decreased 56.8% from (Won)266 billion in 2009 to (Won)115 billion in 2010. This decrease was primarily the result of an improvement in the overall asset quality of our credit card portfolio due mainly to our application of more stringent standards in issuing new credit cards.

Non-interest income increased 18.5% from (Won)271 billion in 2009 to (Won)321 billion in 2010. This increase was principally attributable to an increase in merchant fees, as well as other credit card fees.

Non-interest expense increased 20.3% from (Won)1,203 billion in 2009 to (Won)1,447 billion in 2010, primarily as a result of increased labor costs in this segment due mainly to special termination benefits paid in connection with our voluntary early retirement program in the fourth quarter of 2010, as well as an increase in marketing and related expenses.

Comparison of 2009 to 2008

Our net income before tax for this segment increased 29.6% from (Won)483 billion in 2008 to (Won)626 billion in 2009.

Interest income from our credit card operations increased 8.2% from (Won)2,115 billion in 2008 to (Won)2,288 billion in 2009. This increase was primarily due to a 4.1% increase in the average volume of our credit card receivables from (Won)10,917 billion in 2008 to (Won)11,365 billion in 2009, which reflected our continuing marketing efforts to procure new credit card subscribers, the effect of which was enhanced by an increase in the average interest rates in respect of such outstanding balances from 21.70% in 2008 to 22.20% in 2009.

Interest expense decreased 24.6% from (Won)615 billion in 2008 to (Won)464 billion in 2009 principally due to a decrease in the average interest rates of inter-segment borrowings in line with the lower interest rate environment in Korea, the effect of which was partially offset by an increase in the average volume of such borrowings to support our credit card operations.

Provision for credit losses increased 171.4% from (Won)98 billion in 2008 to (Won)266 billion in 2009. This increase was primarily the result of a deterioration in the overall asset quality of our credit card portfolio due to the adverse economic conditions in Korea.

Non-interest income decreased 11.4% from (Won)306 billion in 2008 to (Won)271 billion in 2009. This decrease was principally attributable to gains from disposal of our shares of Visa Inc. and Mastercard Inc. in 2008, which were not repeated in 2009.

Non-interest expense decreased 1.8% from (Won)1,225 billion in 2008 to (Won)1,203 billion in 2009, primarily due to a decrease in marketing expenses resulting from our cost-cutting efforts in 2009.

Corporate Banking

Our corporate banking segment handles our transactions with private and public enterprises. Activities within the segment include loans, overdrafts and other credit facilities, deposits in Won and foreign currencies and foreign currency activities. The following table shows, for the periods indicated, our income statement data for this segment:

	Year Ended December 31,						Year Ended December 31,
	2008		2009		2010		2009/2008	2010/2009
	(in billions of Won)						(% Change)
Income statement data:
Interest income	(Won)	9,551	(Won)	8,379	(Won)	7,836	(12.3)%	(6.5)%
Interest expense		8,207		6,557		5,835	(20.1)	(11.0)
Provision for credit losses		1,351		1,392		2,202	3.0	58.2
Non-interest income		1,244		739		356	(40.6)	(51.8)
Non-interest expense including depreciation and amortization		1,439		1,218		912	(15.4)	(25.1)

Net income (loss) before tax		(202)		(49)		(757)	(75.7)	1,444.9
Income tax (1)		(56)		(14)		(183)	(75.0)	1,207.1

Net income (loss)	(Won)	(146)	(Won)	(35)	(Won)	(574)	(76.0)	1,540.0

(1)	Portion of income tax allocated to this segment based on income before tax.

Comparison of 2010 to 2009

Our net loss before tax for this segment increased 1,444.9% from (Won)49 billion in 2009 to (Won)757 billion in 2010.

Interest income from our corporate banking activities decreased 6.5% from (Won)8,379 billion in 2009 to (Won)7,836 billion in 2010. This decrease was primarily due to a 3.0% decrease in the average volume of corporate loans from (Won)80,400 billion in 2009 to (Won)78,004 billion in 2010, as well as a decrease in average interest rates in respect of corporate loans from 5.99% in 2009 to 5.83% in 2010, principally as a result of the lower interest rate environment in Korea in 2010.

Interest expense decreased 11.0% from (Won)6,557 billion in 2009 to (Won)5,835 billion in 2010. This decrease was primarily due to a decrease in the average interest rates on inter-segment borrowings in line with the lower interest rate environment, as well as a decrease in the average volume of such borrowings to support our corporate loans.

Provision for credit losses on corporate loans increased 58.2% from (Won)1,392 billion in 2009 to (Won)2,202 billion in 2010, primarily as a result of increases in delinquencies and non-performing loans in our corporate loan portfolio, in particular loans to the construction and shipbuilding sectors.

Non-interest income decreased 51.8% from (Won)739 billion in 2009 to (Won)356 billion in 2010. This decrease was principally due to a decrease in gain on foreign currency transactions, which mainly reflected reduced exchange rate volatility and transaction volume.

Non-interest expense decreased 25.1% from (Won)1,218 billion in 2009 to (Won)912 billion in 2010, principally as a result of a decrease in loss on foreign exchange transactions, which mainly reflected reduced exchange rate volatility and transaction volume.

Comparison of 2009 to 2008

Our net loss before tax for this segment decreased 75.7% from (Won)202 billion in 2008 to (Won)49 billion in 2009.

Interest income from our corporate banking activities decreased 12.3% from (Won)9,551 billion in 2008 to (Won)8,379 billion in 2009. This decrease was primarily due to a decrease in average interest rates on corporate loans, reflecting the lower interest rate environment in Korea in 2009, the effect of which was partially offset by a 10.6% increase in the average volume of corporate loans from (Won)72,683 billion in 2008 to (Won)80,400 billion in 2009, mainly as a result of increased lending to small- and medium-sized enterprises primarily due to policies and initiatives introduced by the Korean government to encourage Korean banks to provide financial support to small- and medium-sized enterprises.

Interest expense decreased 20.1% from (Won)8,207 billion in 2008 to (Won)6,557 billion in 2009. This decrease was primarily due to a decrease in the average interest rates on inter-segment borrowings in line with the lower interest rate environment, the effect of which was partially offset by an increase in the average volume of such borrowings to support our corporate lending growth.

Provision for credit losses on corporate loans increased 3.0% from (Won)1,351 billion in 2008 to (Won)1,392 billion in 2009, primarily as a result of increases in delinquencies and non-performing loans in our corporate loan portfolio, in particular loans to small- and medium-sized enterprises due to the adverse economic conditions in Korea, as well as an increase in corporate lending volume.

Non-interest income decreased 40.6% from (Won)1,244 billion in 2008 to (Won)739 billion in 2009. This decrease was mainly due to a decrease in gain on foreign currency transactions, which mainly reflected reduced exchange rate volatility and transaction volume.

Non-interest expense decreased 15.4% from (Won)1,439 billion in 2008 to (Won)1,218 billion in 2009, principally as a result of a decrease in loss on foreign exchange transactions, which mainly reflected reduced exchange rate volatility and transaction volume.

Capital Markets

Our capital markets segment handles our treasury activities and dealing of trading and investment securities as well as raising foreign currency funding through debentures and borrowings in foreign currencies. The following table shows, for the periods indicated, our income statement data for this segment:

	Year Ended December 31,						Year Ended December 31,
	2008		2009		2010		2009/2008	2010/2009
	(in billions of Won)						(% Change)
Income statement data:
Interest income	(Won)	4,353	(Won)	3,846	(Won)	3,353	(11.6)%	(12.8)%
Interest expense		4,205		3,702		3,431	(12.0)	(7.3)
Provision for credit losses		13		53		—	307.7	—
Non-interest income		30,707		15,663		7,694	(49.0)	(50.9)
Non-interest expense including depreciation and amortization		30,724		15,640		7,698	(49.1)	(50.8)

Net income (loss) before tax		118		114		(82)	(3.4)	(171.9)
Income tax (1)		32		31		(20)	(3.1)	(164.5)

Net income (loss)	(Won)	86	(Won)	83	(Won)	(62)	(3.5)	(174.7)

(1)	Portion of income tax allocated to this segment based on income before tax.

Comparison of 2010 to 2009

Our net income before tax for this segment changed from net income of (Won)114 billion in 2009 to a net loss of (Won)82 billion in 2010.

Interest income decreased 12.8% from (Won)3,846 billion in 2009 to (Won)3,353 billion in 2010, primarily due to a decrease in the average volume of inter-segment lending from this segment to other segments, as well as a decrease in the average interest rates on such inter-segment lending, which reflected the lower interest rate environment in Korea in 2010.

Interest expense decreased 7.3% from (Won)3,702 billion in 2009 to (Won)3,431 billion in 2010, primarily due to a decrease in interest expense relating to long-term debt, which reflected the lower interest rate environment, the effect of which was enhanced by a decrease in the average volume of such debt mainly as a result of our decreased use of long-term debt to meet our funding needs.

Non-interest income decreased 50.9% from (Won)15,663 billion in 2009 to (Won)7,694 billion in 2010, primarily due to a 37.4% decrease in revenues and valuation gains on derivatives from (Won)11,158 billion in 2009 to (Won)6,990 billion in 2010, which resulted mainly from reduced foreign exchange and interest rate volatility and transaction volume.

Non-interest expense decreased 50.8% from (Won)15,640 billion in 2009 to (Won)7,698 billion in 2010, primarily due to a 22.6% decrease in losses (including valuation losses) on derivatives from (Won)9,027 billion in 2009 to (Won)6,984 billion in 2010, which resulted mainly from reduced foreign exchange and interest rate volatility and transaction volume.

Comparison of 2009 to 2008

Our net income before tax for this segment decreased 3.4% from (Won)118 billion in 2008 to (Won)114 billion in 2009.

Interest income decreased 11.6% from (Won)4,353 billion in 2008 to (Won)3,846 billion in 2009, primarily due to a decrease in the average interest rates on our investment and trading securities, which reflected the lower interest rate environment in Korea in 2009. This decrease was partially offset by an increase in the average volume of our investment and trading securities, which mainly reflected our increased purchases of Korean treasury securities and debt securities issued by government agencies and financial institutions.

Interest expense decreased 12.0% from (Won)4,205 billion in 2008 to (Won)3,702 billion in 2009, primarily due to a decrease in interest expense relating to borrowings in both Won and foreign currencies, which reflected the lower interest rate environment, the effect of which was partially offset by an increase in the average volume of our long-term debt mainly as a result of our increased funding needs.

Non-interest income decreased 49.0% from (Won)30,707 billion in 2008 to (Won)15,663 billion in 2009, primarily due to a 53.3% decrease in revenues and valuation gains on derivatives from (Won)23,888 billion in 2008 to (Won)11,158 billion in 2009, which resulted mainly from reduced foreign exchange and interest rate volatility and transaction volume.

Non-interest expense decreased 49.1% from (Won)30,724 billion in 2008 to (Won)15,640 billion in 2009, primarily due to a 61.8% decrease in losses (including valuation losses) on derivatives from (Won)23,636 billion in 2008 to (Won)9,027 billion in 2009, which resulted mainly from reduced foreign exchange and interest rate volatility and transaction volume.

Other

“Other” includes our “back office” administrative operations, operations of our consolidated subsidiaries other than Kookmin Bank (including our guaranteed trust accounts), certain income or expenses related to our inter-segment transactions and other income or expenses (including severance benefits and certain gains or losses on foreign exchange spot contracts) that cannot be categorized in other segments. The following table shows, for the periods indicated, our income statement data for this segment:

	Year Ended December 31,						Year Ended December 31,
	2008		2009		2010		2009/2008		2010/2009
	(in billions of Won)						(% Change)
Income statement data
Interest income	(Won)	1,385	(Won)	136	(Won)	1,067	(90.2)%		684.6%
Interest expense		564		593		518	5.1		(12.6)
Provision for credit losses		163		324		70	98.8		(78.4)
Non-interest income		2,960		2,727		3,061	(7.9)		12.2
Non-interest expense including depreciation and amortization		2,855		2,554		3,764	(10.5)		47.4

Net income (loss) before tax		763		(608)		(224)	N/M	(2)	(63.2)
Income tax (1)		95		(465)		(152)	N/M	(2)	(67.3)

Net income (loss)	(Won)	668	(Won)	(143)	(Won)	(72)	N/M	(2)	(49.7)

(1)	Portion of income tax allocated to this segment based on income before tax.

Comparison of 2010 to 2009

Our net loss before tax for this segment decreased 63.2% from (Won)608 billion in 2009 to (Won)224 billion in 2010.

Interest income increased 684.6% from (Won)136 billion in 2009 to (Won)1,067 billion in 2010. This increase was primarily due to an increase in net interest income from inter-segment transactions attributable to this segment resulting from the later adjustment of interest rates on inter-segment interest bearing liabilities compared to interest rates on inter-segment interest earning assets in the context of the lower interest rate environment in 2009 and 2010.

Interest expense decreased 12.6% from (Won)593 billion in 2009 to (Won)518 billion in 2010 due mainly to the re-allocation of (Won)56 billion of interest expense on the covered bonds we issued in May 2009 from this segment to the capital markets segment.

Non-interest income increased 12.2% from (Won)2,727 billion in 2009 to (Won)3,061 billion in 2010 primarily due to an increase in gains on foreign exchange spot contracts that are attributable to this segment.

Non-interest expense increased 47.4% from (Won)2,554 billion in 2009 to (Won)3,764 billion in 2010 primarily due to an increase in losses on foreign exchange spot contracts that are attributable to this segment.

Comparison of 2009 to 2008

Our net income before tax for this segment changed from net income of (Won)763 billion in 2008 to a net loss of (Won)608 billion in 2009.

Interest income decreased 90.2% from (Won)1,385 billion in 2008 to (Won)136 billion in 2009. This decrease was primarily due to a decrease in net interest income from inter-segment transactions attributable to this segment resulting from the earlier adjustment of interest rates on inter-segment interest earning assets compared to interest rates on inter-segment interest bearing liabilities in the context of the lower interest rate environment in 2009.

Interest expense increased 5.1% from (Won)564 billion in 2008 to (Won)593 billion in 2009 due mainly to an increase in the average volume of secured borrowings attributable to this segment.

Non-interest income decreased 7.9% from (Won)2,960 billion in 2008 to (Won)2,727 billion in 2009 primarily due to a decrease in gains on our investments accounted for under the equity method.

Non-interest expense decreased 10.5% from (Won)2,855 billion in 2008 to (Won)2,554 billion in 2009 primarily due to a decrease in expenses relating to our “back office” administrative operations resulting from our cost-cutting efforts in 2009.

Item 5B.	Liquidity and Capital Resources

Financial Condition

Assets

The following table sets forth, as of the dates indicated, the principal components of our assets:

	As of December 31,						% Change
	2008		2009		2010		2009/2008	2010/2009
	(in billions of Won)
Cash and cash equivalents	(Won)	3,073	(Won)	2,696	(Won)	3,867	(12.3)%	43.4%
Restricted cash		4,794		6,050		3,360	26.2	(44.5)
Interest-bearing deposits in other banks		235		467		987	98.7	111.4
Call loans and securities purchased under resale agreements		1,407		2,036		2,850	44.7	40.0
Trading assets		13,095		7,721		6,085	(41.0)	(21.2)
Investments (1)		29,209		33,245		33,911	13.8	2.0
Loans:
Domestic:
Commercial:
Commercial and industrial		75,140		74,611		74,608	(0.7)	0.0
Construction		10,052		8,097		6,422	(19.4)	(20.7)
Other commercial		2,951		2,178		2,350	(26.2)	7.9

Total commercial		88,143		84,886		83,380	(3.7)	(1.8)

Consumer:
Credit cards		11,523		11,368		12,395	(1.3)	9.0
Mortgage and home equity		69,924		70,678		70,443	1.1	(0.3)
Other consumer		27,592		26,949		27,790	(2.3)	3.1

Total consumer		109,039		108,995		110,628	0.0	1.5

Total domestic		197,182		193,881		194,008	(1.7)	0.1

Foreign		2,455		2,344		2,487	(4.5)	6.1
Deferred origination costs		473		570		699	20.5	22.6
Less allowance for loan losses		(3,043)		(3,341)		(4,247)	9.8	27.1

Total loans		197,067		193,454		192,947	(1.8)	(0.3)

Due from customers on acceptances		2,063		1,895		1,878	(8.1)	(0.9)
Premises and equipment, net		1,775		1,617		1,478	(8.9)	(8.6)
Accrued interest and dividends receivable		1,124		1,029		957	(8.5)	(7.0)
Security deposits		1,428		1,406		1,402	(1.5)	(0.3)
Goodwill and other intangible assets		786		771		861	(1.9)	11.7
Other assets		2,271		1,468		1,169	(35.4)	(20.4)

Total assets	(Won)	258,327	(Won)	253,855	(Won)	251,752	(1.7)	(0.8)

(1)	Consists of available-for-sale securities, held-to-maturity securities, venture capital securities and other securities.

Comparison of 2010 to 2009

Our assets decreased 0.8% from (Won)253,855 billion as of December 31, 2009 to (Won)251,752 billion as of December 31, 2010, primarily due to decreases in restricted cash, construction loans and trading assets, the effects of which were partially offset by an increase cash and cash equivalents.

Restricted cash decreased 44.5% from (Won)6,050 billion as of December 31, 2009 to (Won)3,360 billion as of December 31, 2010.

Construction loans decreased 20.7% from (Won)8,097 billion as of December 31, 2009 to (Won)6,422 billion as of December 31, 2010. Our loans (net of loan loss allowances) decreased 0.3% from (Won)193,454 billion as of December 31, 2009 to (Won)192,947 billion as of December 31, 2010.

Trading assets decreased 21.2% from (Won)7,721 billion as of December 31, 2009 to (Won)6,085 billion as of December 31, 2010.

Cash and cash equivalents increased 43.4% from (Won)2,696 billion as of December 31, 2009 to (Won)3,867 billion as of December 31, 2010.

Comparison of 2009 to 2008

Our assets decreased 1.7% from (Won)258,327 billion as of December 31, 2008 to (Won)253,855 billion as of December 31, 2009, primarily due to decreases in trading assets and commercial loans, the effects of which were partially offset by increases in investments and restricted cash.

Our loans (net of loan loss allowances) decreased 1.8% from (Won)197,067 billion as of December 31, 2008 to (Won)193,454 billion as of December 31, 2009. Commercial loans decreased 3.7% from (Won)88,143 billion as of December 31, 2008 to (Won)84,886 billion as of December 31, 2009.

Trading assets decreased 41.0% from (Won)13,095 billion as of December 31, 2008 to (Won)7,721 billion as of December 31, 2009.

Investments increased 13.8% from (Won)29,209 billion as of December 31, 2008 to (Won)33,245 billion as of December 31, 2009. Restricted cash increased 26.2% from (Won)4,794 billion as of December 31, 2008 to (Won)6,050 billion as of December 31, 2009.

Liabilities and Equity

The following table sets forth, as of the dates indicated, the principal components of our liabilities and our equity:

	As of December 31,						% Change
	2008		2009 (1)		2010		2009/2008	2010/2009
	(in billions of Won)
Deposits
Interest bearing	(Won)	155,263	(Won)	166,079	(Won)	176,846	7.0%	6.5%
Non-interest bearing		3,438		3,104		3,082	(9.7)	(0.7)
Call money		3,444		1,365		605	(60.4)	(55.7)
Trading liabilities		8,191		4,246		3,270	(48.2)	(23.0)
Acceptances outstanding		2,063		1,895		1,878	(8.1)	(0.9)
Other borrowed funds		10,527		8,176		8,775	(22.3)	7.3
Accrued interest payable		4,961		3,819		3,703	(23.0)	(3.0)
Secured borrowings		5,880		4,670		2,651	(20.6)	(43.2)
Long-term debt		45,148		39,570		30,080	(12.4)	(24.0)
Other liabilities		3,817		3,355		3,826	(12.1)	14.0

Total liabilities		242,732		236,279		234,716	(2.7)	(0.7)

Common stock		1,782		1,932		1,932	8.4	0.0
Additional paid-in capital		6,253		7,200		7,210	15.1	0.1
Other		7,560		8,407		7,855	11.2	(6.6)

Stockholders’ equity		15,595		17,539		16,997	12.5	(3.1)
Noncontrolling interests (1)		—		37		39	N/M (2)	5.4

Total equity		15,595		17,576		17,036	12.7	(3.1)

Total liabilities and equity	(Won)	258,327	(Won)	253,855	(Won)	251,752	(1.7)%	(0.8)%

(1)

On January 1, 2009, we adopted ASC 810-10-45-15. As a result, minority interests have been recharacterized as noncontrolling interests and reclassified as a component of equity. Corresponding items for prior periods have been restated accordingly.

(2)	N/M = not meaningful.

Comparison of 2010 to 2009

Our total liabilities decreased 0.7% from (Won)236,279 billion as of December 31, 2009 to (Won)234,716 billion as of December 31, 2010, principally due to decreases in long-term debt and secured borrowings, which were mostly offset by an increase in interest bearing deposits.

Long-term debt decreased 24.0% from (Won)39,570 billion as of December 31, 2009 to (Won)30,080 billion as of December 31, 2010.

Secured borrowings decreased 43.2% from (Won)4,670 billion as of December 31, 2009 to (Won)2,651 billion as of December 31, 2010.

Interest bearing deposits increased 6.5% from (Won)166,079 billion as of December 31, 2009 to (Won)176,846 billion as of December 31, 2010.

Our total equity decreased by 3.1% from (Won)17,576 billion as of December 31, 2009 to (Won)17,036 billion as of December 31, 2010. This decrease resulted primarily from a decrease in retained earnings due to our net loss in 2010.

Comparison of 2009 to 2008

Our total liabilities decreased 2.7% from (Won)242,732 billion as of December 31, 2008 to (Won)236,279 billion as of December 31, 2009, principally due to decreases in long-term debt, trading liabilities, other borrowed funds and call money, which were partially offset by an increase in interest bearing deposits.

Long term debt decreased 12.4% from (Won)45,148 billion as of December 31, 2008 to (Won)39,570 billion as of December 31, 2009.

Trading liabilities decreased 48.2% from (Won)8,191 billion as of December 31, 2008 to (Won)4,246 billion as of December 31, 2009.

Other borrowed funds decreased 22.3% from (Won)10,527 billion as of December 31, 2008 to (Won)8,176 billion as of December 31, 2009.

Call money decreased 60.4% from (Won)3,444 billion as of December 31, 2008 to (Won)1,365 billion as of December 31, 2009.

Interest bearing deposits increased 7.0% from (Won)155,263 billion as of December 31, 2008 to (Won)166,079 billion as of December 31, 2009.

Our total equity increased by 12.7% from (Won)15,595 billion as of December 31, 2008 to (Won)17,576 billion as of December 31, 2009. This increase resulted primarily from our issuance in September 2009 of 30,000,000 new shares of our common stock (including 2,775,585 new shares in the form of ADSs) at a subscription price of (Won)37,250 per share (and US$29.95 per ADS), pursuant to a rights offering to our existing shareholders, as well as an increase in retained earnings due to our net income in 2009.

Liquidity

Our primary source of funding (which includes deposits, long-term debt, borrowings from the Bank of Korea and other short-term borrowings, secured borrowings and call money) has historically been and continues to be customer deposits. Deposits amounted to (Won)158,701 billion, (Won)169,183 and (Won)179,928 billion, as of December 31, 2008, 2009 and 2010, which represented approximately 70.9%, 75.9% and 81.0% of our total funding, respectively. We have been able to use customer deposits to finance our operations generally, including meeting a portion of our liquidity requirements. We also use cash and cash equivalents, payments on loans and sales of short-term securities to meet our liquidity needs. Other sources of liquidity available to us include call money, borrowings from the Bank of Korea and other short-term borrowings which amounted to (Won)13,971 billion, (Won)9,541 billion and (Won)9,380 billion, as of December 31, 2008, 2009 and 2010 and represented 6.3%, 4.3% and 4.2% of our total funding, respectively. These types of borrowings have maturities of less than one year. For a more detailed description of our funding sources, see “Item 4B. Business Overview—Funding.”

Although most of our customer deposits have maturities of less than one year or are payable on demand, our experience has been that the majority of our depositors generally roll over their deposits at maturity, providing us with a stable source of funding. However, in the event that a substantial number of our depositors do not roll over their deposits or otherwise decide to withdraw their deposited funds, we would need to place increased reliance on alternative sources of funding, some of which may be more expensive than customer deposits, in order to finance our operations. See “Item 3D. Risk Factors—Risks relating to liquidity and capital management—Our funding is highly dependent on short-term deposits, which dependence may adversely affect our operations.” In particular, we may increase our utilization of alternative funding sources such as short-term borrowings and cash and cash equivalents (including funds from maturing loans), as well as liquidating our positions in trading and investment securities and using the proceeds to fund parts of our operations, as necessary. In addition, we are seeking to increase our reliance on long-term funding sources such as secured borrowings (including asset securitizations), issuance of debentures and long-term borrowings.

The Financial Services Commission of Korea requires each financial holding company and bank in Korea to maintain specific Won and foreign currency liquidity ratios. These ratios require us and Kookmin Bank to keep the ratio of liquid assets to liquid liabilities above certain minimum levels. For a description of these requirements, see “Item 4B. Business Overview—Supervision and Regulation—Principal Regulations Applicable to Financial Holding Companies—Liquidity” and “Item 4B. Business Overview—Supervision and Regulation—Principal Regulations Applicable to Banks—Liquidity.”

We are exposed to liquidity risk arising from withdrawals of deposits and maturities of our borrowings, as well as the need to fund our lending, trading and investment activities and the management of our trading positions. The goal of liquidity management is for us to be able, even under adverse conditions, to meet all of our liability repayments on time and fund all investment opportunities. For an explanation of how we manage our liquidity risk, see “Item 11. Quantitative and Qualitative Disclosures about Market Risk—Liquidity Risk Management.”

We are a financial holding company, and substantially all of our operations are in our subsidiaries. Accordingly, we rely on distributions from our subsidiaries, direct borrowings and issuances of debt and equity securities to fund our liquidity obligations. Following our establishment as a financial holding company in September 2008, we received aggregate dividends of (Won)98 billion from our subsidiaries in 2009 and (Won)95 billion from our subsidiaries in 2010. See “Item 3D. Risk Factors—Risks relating to our financial holding company structure and strategy.”

Contractual Cash Obligations

The following table sets forth our contractual cash obligations (excluding short-term borrowings) as of December 31, 2010.

	Payments due by period
	Total		1 year or less		1-3 years		3-5 years		More than 5 years
	(in billions of Won)
Long-term debt obligations (1)(2)	(Won)	39,366	(Won)	15,008	(Won)	11,345	(Won)	6,102	(Won)	6,911
Secured borrowings (2)(3)		2,371		217		217		1,300		637
Operating lease obligations (4)		217		116		82		17		2
Capital lease obligations		—		—		—		—		—
Deposits (5)(6)		124,696		116,921		6,107		1,031		637

Total	(Won)	166,650	(Won)	132,262	(Won)	17,751	(Won)	8,450	(Won)	8,187

(1)	Long-term debt includes senior debt and subordinated debt, as described in Note 17 to our consolidated financial statements.
(2)

Includes estimated future interest payments, which have been estimated using contractual interest rates and scheduled contractual maturities of the outstanding debt obligations and borrowings as of December 31, 2010. In order to calculate future interest payments on debt with floating rates, we used contractual interest rates as of December 31, 2010.

(3)	Excluding securities sold under repurchase agreements.
(4)	This line item is not included within our consolidated balance sheet.
(5)	Excluding demand deposits and savings deposits.
(6)

Includes estimated future interest payments, which have been estimated using the weighted average interest rates paid for 2010 for each deposit product category and their scheduled contractual maturities.

Commitments and Guarantees

The following table sets forth our commitments and guarantees as of December 31, 2010. These commitments, apart from certain guarantees and acceptances, are not included within our consolidated balance sheet. Guarantees are recorded at their fair value at inception, which is amortized over the life of guarantees.

	Payments Due by Period
	Total		Less Than 1 Year		1-3 Years		3-5 Years		More Than 5 Years
	(in billions of Won)
Financial guarantees	(Won)	602	(Won)	596	(Won)	3	(Won)	2	(Won)	1
Performance guarantees		4,843		4,115		683		44		1
Liquidity facilities to special purpose entities (1)		1,111		396		715		—		—
Trust fund guarantees		2,955		694		327		390		1,544

Total	(Won)	9,511	(Won)	5,801	(Won)	1,728	(Won)	436	(Won)	1,546

(1)

Represents irrevocable commitments to provide contingent liquidity credit lines to special purpose entities for which we serve as the administrator. See Note 31 of the notes to our consolidated financial statements.

Capital Adequacy

The following discussion and the figures herein are based on the Korean GAAP statistics we prepared for regulatory reporting purposes in Korea. Kookmin Bank is subject to Financial Services Commission capital adequacy requirements applicable to Korean banks, which have been formulated based on, and are consistent in all material respects with, the “International Convergence of Capital Measurement and Capital Standards, a Revised Framework,” also known as Basel II, first published by the Basel Committee of Banking Supervision, Bank for International Settlements in 2004 and implemented in Korea beginning in 2008. Kookmin Bank is required to maintain a minimum ratio of total capital to risk-weighted assets, as determined by a specified formula, of 8.0%. See “Item 4B. Business Overview—Supervision and Regulation—Principal Regulations Applicable to Banks—Capital Adequacy and Allowances.”

As of December 31, 2010, Kookmin Bank’s capital adequacy ratio was 13.44%, compared to 14.04% as of December 31, 2009 (in each case, calculated in accordance with Basel II). The decrease was primarily due to an increase in the amount of subordinated debt that no longer qualifies as Tier II capital.

As of December 31, 2009, Kookmin Bank’s capital adequacy ratio was 14.04%, compared to 13.18% as of December 31, 2008 (in each case, calculated in accordance with Basel II). This increase was primarily due to Kookmin Bank’s issuances of subordinated notes in the amount of (Won)1.0 trillion and hybrid Tier I securities in the amount of (Won)1.0 trillion, as well as a (Won)0.3 trillion increase in paid-in capital resulting from our purchase of new common shares issued by Kookmin Bank.

The following table sets forth a summary of Kookmin Bank’s capital and capital adequacy ratios as of December 31, 2008, 2009 and 2010.

	As of December 31,
	2008		2009 (1)		2010 (1)
	(in billions of Won, except percentage)
Tier I capital:	(Won)	15,302	(Won)	16,735	(Won)	16,865
Paid-in capital		2,182		2,482		2,482
Capital reserves		6,092		6,090		6,090
Retained earnings		8,486		9,125		9,047
Noncontrolling interests in consolidated subsidiaries		—		7		8
Others		(1,458)		(969)		(762)
Tier II capital:		5,024		4,973		3,936
Revaluation reserves		177		177		177
Allowance for credit losses (2)		486		394		522
Hybrid debt		359		263		200
Subordinated debt (3)		4,745		4,316		3,593
Valuation gain on investment securities		161		169		156
Others		(904)		(346)		(712)
Investment in non-consolidated equity investees (4)		—		—		—
Subordinated notes from securitizations (5)		—		—		—
Total core and supplementary capital		20,326		21,708		20,801
Risk-weighted assets (6)		154,261		154,593		154,806
Credit risk:
On-balance sheet		129,037		132,845		135,251
Off-balance sheet		9,999		7,081		5,492
Market risk		2,069		2,072		1,808
Operational risk		13,156		12,595		12,255
Capital adequacy ratio		13.18%		14.04%		13.44%
Tier I capital		9.92		10.82		10.89
Tier II capital		3.26		3.22		2.55

(1)	Calculated in accordance with Basel II.
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

Under Basel II, banks are permitted to follow either a standardized approach or an internal ratings-based approach with respect to calculating credit risk capital requirements. Kookmin Bank has voluntarily chosen to establish and follow an internal ratings-based approach, which is more risk-sensitive in assessing its credit risk capital requirements. In December 2007, the Financial Supervisory Service approved Kookmin Bank’s internal ratings-based approach for credit risk, and Kookmin Bank became the first Korean bank permitted to use such internal ratings-based approach. For regulatory reporting purposes, Kookmin Bank has implemented its internal ratings-based approach for credit risk with respect to retail and small and medium-sized enterprise loans and asset-backed securities from January 2008, large corporate loans from June 2008 and retail SOHO loans from December 2008. Kookmin Bank plans to further implement its internal ratings-based approach to other classes of credit risk exposure on a phased rollout basis by the end of 2012 based on consultations with the Financial Supervisory Service and to implement its “Advanced Internal Ratings-based Approach” for credit risk for regulatory reporting purposes in the near future. A standardized approach is used in measuring credit risk for those classes of exposure for which Kookmin Bank’s internal ratings-based approach has not yet been implemented, as well as for certain classes of exposure (including those to the government, public institutions and other banks) for which the internal ratings-based approach will not be applied. With respect to operational risk, Kookmin Bank implemented a standardized approach beginning in January 2008 and further implemented an “Advanced Measurement Approach” for regulatory reporting purposes beginning in January 2009.

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

In December 2009, the Basel Committee on Banking Supervision introduced a new set of measures to supplement Basel II which include, among others, a requirement for higher minimum capital, introduction of a leverage ratio as a supplementary measure to the capital adequacy ratio and flexible capital requirements for different phases of the economic cycle. Additional details regarding such new measures, including an additional capital conservation buffer and countercyclical capital buffer, liquidity coverage ratio and other supplemental measures, were announced by the Group of Governors and Heads of Supervision of the Basel Committee on Banking Supervision in September 2010. After further impact assessment and observation periods, the Basel Committee on Banking Supervision is expected to begin implementing the new set of measures, referred to as Basel III, from 2013. The timing and scope of implementation of Basel III in Korea remain uncertain. The implementation of Basel III in Korea may have a significant effect on the capital requirements of Korean financial institutions, including us.

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

The following table sets forth a summary of our consolidated capital adequacy ratio as of December 31, 2009 and 2010, based on applicable Korean GAAP and regulatory reporting standards:

	As of December 31,
	2009		2010
	(in billions of Won)
Risk-weighted assets	(Won)	182,664	(Won)	183,078
Equity capital		24,360		23,948
Consolidated capital adequacy ratio		13.34%		13.08%

Recent Accounting Pronouncements

Elimination of Qualifying Special Purpose Entities (“QSPEs”) and Changes in the Consolidation Model for Variable Interest Entities (“VIEs”)

In June 2009, the FASB issued SFAS No. 166, “Accounting for Transfers of Financial Assets, an amendment to FASB Statement No.140.” This statement removed (1) the concept of a QSPE from ASC 860—Transfers and Servicing and (2) the exceptions from applying ASC 810—Consolidation to QSPEs. This statement amends ASC 860 to revise and clarify the derecognition requirements for transfers of financial assets and the initial measurement of beneficial interests that are received as proceeds by a transferor in connection with transfers of financial assets. This statement also requires additional disclosure about transfers of financial assets and a transferor’s continuing involvement with such transferred financial assets. We adopted this statement on January 1, 2010 on a prospective basis. Our adoption of this statement did not have a material impact on our consolidated financial condition, results of operations or cash flows.

In June 2009, the FASB issued SFAS No. 167, “Amendments to FASB Interpretation No. 46 (R).” This statement amends ASC 810 to require ongoing assessments to determine whether an entity is a VIE and whether an enterprise is the primary beneficiary of a VIE. This statement also amends the guidance for determining which enterprise, if any, is the primary beneficiary of a VIE by requiring the enterprise to initially perform a qualitative analysis to determine if the enterprise’s variable interest or interests give it a controlling financial interest. Consolidation is based on a company’s ability to direct the activities of the entity that most significantly impact the entity’s economic performance. If a company has control and the right to receive benefits or the obligation to absorb losses which could potentially be significant to the VIE, then consolidation is required. This statement also requires additional disclosure about transfers of financial assets and a transferor’s continuing involvement with such transferred financial assets. We adopted this statement on January 1, 2010. Our adoption of this statement resulted in decreases, on a consolidated basis, in our shareholder’s equity of (Won)14,195 million (net-of-tax), total assets of (Won)84,282 million and total liabilities of (Won)70,087 million as of January 1, 2010.

In February 2010, the FASB issued Accounting Standard Update No. 2010-10, Consolidation (Topic 810), Amendments for Certain Investment Funds (ASU 2010-10). ASU 2010-10 provides a deferral of the requirement of ASC 810 for certain investment entities that have the attributes of entities subject to ASC 946 and registered money market funds as well as all other unregistered funds that operate in a similar manner as registered money market funds. Our management has determined that a majority of the investment vehicles that we manage are provided a deferral from the requirements of SFAS No. 167 because they meet the criteria for a deferral provided in ASU 2010-10. These vehicles continue to be evaluated under the requirements of ASC 810-10, prior to the implementation of the deferred requirements of ASC 810.

Additional Disclosures about Fair Value Measurements.

In January 2010, the FASB issued ASU 2010-06, “Improving Disclosures about Fair Value Measurements.” This statement amends ASC 820 and requires disclosing the amounts of significant transfers in and out of Level 1 and 2 fair value measurements and description of the reasons for the transfers. This statement also clarifies existing disclosure requirements on the level of disaggregation and disclosures regarding inputs and valuation techniques. The disclosures are effective for reporting periods beginning after December 15, 2009. We adopted this statement as of January 1, 2010. The required disclosures are included in Note 29 to our consolidated financial statements. Additionally, disclosures of the gross purchases, sales, issuances and settlements activity in Level 3 fair value measurements will be required for fiscal years beginning after December 15, 2010.

Scope Exception Related to Embedded Credit Derivatives

In March 2010, the FASB issued ASU 2010-11, “Scope Exception Related to Embedded Credit Derivatives.” This statement amends ASC 815 and clarifies that certain embedded derivatives, such as those contained in certain securitizations, collateralized debt obligations and structured notes, should be considered embedded credit derivatives subject to potential bifurcation and separated fair value accounting. This statement allows any beneficial interest issued by a securitization vehicle to be accounted for under the fair value option at transition. We adopted this statement on July 1, 2010. Our adoption of this statement had no impact on our consolidated financial condition, results of operations or cash flows.

Effect of a Loan Modification When the Loan is Part of a Pool Accounted for as a Single Asset

In April 2010, the FASB issued ASU 2010-18, “Effect of a Loan Modification When the Loan is Part of a Pool Accounted for as a Single Asset.” As a result of the amendments, modifications of loans that are accounted for within a pool under Subtopic 310-30, “Loans and Debt Securities Acquired with Deteriorated Credit Quality,” do not result in the removal of those loans from the pool even if the modification of those loans would otherwise be considered a troubled debt restructuring. An entity is required to consider whether the pool of assets in which the loan is included is impaired if expected cash flows for the pool change. This statement is effective for modifications of loans occurring in reporting periods ending on or after July 15, 2010. Our adoption of this statement had no impact on our consolidated financial condition, results of operations or cash flows.

Enhancing Disclosures about the Credit Quality of Financing Receivables

In July 2010, the FASB issued ASU 2010-20, “Disclosures about the Credit Quality of Financing Receivable.” This statement amends ASC 310 and enhances disclosures about the credit quality of financing receivables and the allowance for credit losses. This statement defines a portfolio segment as the level at which an entity develops and documents a systematic methodology to determine the allowance for credit losses, and a class of financing receivables as the level of disaggregation of portfolio segments based on the initial measurement attribute, risk characteristics and methods for assessing risk. Our portfolio segments are commercial, consumer and credit cards loans. The classes in the commercial portfolio segment are commercial and industrial, construction, other commercial and foreign. The classes in the consumer portfolio segment are mortgage, home equity, other consumer and foreign. The credit card portfolio consists of only one class. Under this new accounting guidance, the allowance is presented by portfolio segment. The disclosures are effective for reporting periods ending on or after December 15, 2010 and are included in Note 10 to our consolidated financial statements. Additionally, the disclosures about activity that occurs during a reporting period are effective for reporting periods beginning on or after December 15, 2010. According to this statement, we must also provide supplemental information on the nature and extent of troubled debt restructurings. However, under ASU 2011-01, “Deferral of the Effective Date of Disclosures about Troubled Debt Restructurings in Update No. 2010-20,” such disclosures regarding troubled debt restructurings have been deferred to coincide with a separate FASB troubled debt restructuring project, with an effective date in the second quarter of 2011.

Selected Financial Information under Korean GAAP

The selected consolidated financial and other data shown below have been derived from our consolidated financial statements, prepared in accordance with Korean GAAP.

Under Korean GAAP, consolidated financial statements include the accounts of fully- or majority-owned subsidiaries and substantially controlled affiliates that have assets in excess of (Won)10 billion. Substantial control is deemed to exist when the investor is the largest stockholder and owns more than 30% of the investee’s voting shares.

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

Consolidated Income Statement Data under Korean GAAP

	Year Ended December 31,
	2006		2007		2008 (1)		2009		2010		2010 (2)
	(in billions of Won, except per common share data)										(in millions of US$, except per common share data)
Interest income	(Won)	12,267	(Won)	13,877	(Won)	16,916	(Won)	14,765	(Won)	14,283	US$	12,633
Interest expense		5,392		6,798		9,510		8,352		7,045		6,231

Net interest income		6,875		7,079		7,406		6,413		7,238		6,402
Provision for possible loan losses		1,028		547		1,827		2,299		2,747		2,430

Net interest income after provision for possible loan losses		5,847		6,532		5,579		4,114		4,491		3,972
Non-interest revenue (3)(5)		8,052		8,277		28,779		15,681		11,299		9,994
Non-interest expense (4)(5)		10,649		10,529		32,016		19,144		15,597		13,796

Operating income		3,250		4,280		2,342		651		193		170
Non-operating (loss) income, net (5)		174		264		374		(99)		(174)		(154)

Net (loss) income before income tax expense		3,424		4,544		2,716		552		19		16
Income tax (benefit) expense (5)		957		1,782		842		25		(81)		(72)

Net income before acquisition of subsidiary		—		—		1		—		—		—

Net income (6)	(Won)	2,467	(Won)	2,762	(Won)	1,873	(Won)	527	(Won)	100	US$	88

Stockholders’ interests		2,458		2,757		1,873		539		88		78
Noncontrolling interests		9		5		—		(12)		12		10
Per common share data:
Earnings per share-basic	(Won)	7,308	(Won)	8,197	(Won)	5,884	(Won)	1,659	(Won)	257	US$	0.23
Earnings per share-diluted		7,308		8,179		5,880		1,659		257		0.23
Cash dividends per common share (7)		3,650		2,450		—		230		120		0.11

(1)

Figures shown in the above table for the year ended December 31, 2008 represent (i) the consolidated income statement data of Kookmin Bank for the period between January 1, 2008 and June 30, 2008 (for which consolidated net income was (Won)1,263 billion under Korean GAAP), and (ii) our consolidated income statement data for the period between September 29, 2008 and December 31, 2008 (for which consolidated net income was (Won)610 billion under Korean GAAP), which includes the results of Kookmin Bank and its subsidiaries from July 1, 2008 to September 28, 2008 because the acquisition cost of Kookmin Bank and its subsidiaries in connection with the comprehensive stock transfer pursuant to which we were established was determined as the net asset amount of Kookmin Bank and its subsidiaries as of June 30, 2008 based on Korean GAAP.

(2)

Won amounts are expressed in U.S. dollars at the rate of (Won)1,130.6 to US$1.00, the noon buying rate in effect on December 31, 2010 as quoted by the Federal Reserve Bank of New York in the United States.

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

(6)

Commencing with the year ended December 31, 2007, net income is presented as the sum of stockholders’ interests and noncontrolling interests. In prior years, stockholders’ interests were presented as net income. Corresponding amounts for 2006 have been restated to reflect such change.

(7)	Shown for the periods to which the dividends relate.

Consolidated Balance Sheet Data under Korean GAAP

	As of December 31,
	2006		2007		2008		2009		2010		2010 (1)
	(in billions of Won)										(in millions of US$)
Cash and cash equivalents	(Won)	6,689	(Won)	6,727	(Won)	8,316	(Won)	9,769	(Won)	7,039	US$	6,226
Foreign exchange (2)		—		—		—		—		—		—
Loans (3)(4)(5)		152,383		174,235		202,407		198,930		200,827		177,629
Less: allowance for doubtful accounts		(2,365)		(2,505)		(3,477)		(3,532)		(4,282)		(3,788)
Trading securities (6)		5,552		7,786		7,644		6,763		5,270		4,661
Investment securities (6)		27,036		26,454		31,342		35,772		38,256		33,837
Premises and equipment, net		2,513		2,640		3,915		3,664		3,540		3,131
Other assets (7)(8)		7,105		7,707		17,402		10,802		11,358		10,046

Total assets	(Won)	198,913	(Won)	223,044	(Won)	267,549	(Won)	262,168	(Won)	262,008	US$	231,742

Deposits		133,297		142,101		162,210		172,440		184,667		163,335
Borrowings (9)(10)		13,804		15,275		20,390		15,710		13,065		11,555
Debentures		24,983		34,895		43,106		38,783		29,550		26,137
Other liabilities (11)		11,701		14,666		25,781		17,124		16,286		14,405

Total liabilities		183,785		206,937		251,487		244,057		243,568		215,432

Total equity (12)		15,128		16,107		16,062		18,111		18,440		16,310

Total liabilities and equity	(Won)	198,913	(Won)	223,044	(Won)	267,549	(Won)	262,168	(Won)	262,008	US$	231,742

(1)

Won amounts are expressed in U.S. dollars at the rate of (Won)1,130.6 to US$1.00, the noon buying rate in effect on December 31, 2010 as quoted by the Federal Reserve Bank of New York in the United States.

(2)

Foreign exchange represents holdings of foreign currency and bills bought in foreign currencies and are included in cash and cash equivalents and loans, respectively. The amounts of foreign currency and bills bought in foreign currencies as of December 31, 2006 were (Won)151 billion and (Won)1,274 billion, respectively. As of December 31, 2007, the amounts were (Won)189 billion and (Won)1,628 billion, respectively. As of December 31, 2008, the amounts were (Won)273 billion and (Won)2,754 billion, respectively. As of December 31, 2009, the amounts were (Won)265 billion and (Won)2,060 billion, respectively. As of December 31, 2010, the amounts were (Won)292 billion and (Won)2,219 billion, respectively.

(3)	Loans represent the gross amount of loans, before adjustment for the allowance for loan losses. Accrued interest income is included within other assets.
(4)

Credit card assets are included in loans. The amounts of credit card assets were (Won)8,667 billion, (Won)10,436 billion, (Won)11,526 billion, (Won)11,383 billion and (Won)12,416 billion, as of December 31, 2006, 2007, 2008, 2009 and 2010, respectively.

(5)

Call loans are included in loans. The amounts of call loans at December 31, 2006, 2007, 2008, 2009 and 2010 were (Won)1,189 billion, (Won)1,621 billion, (Won)158 billion, (Won)447 billion and (Won)909 billion, respectively.

(6)

Under Korean GAAP, all debt securities and equity securities are accounted for on a similar basis to U.S. GAAP. However, adjustments for impairment can be reversed up to the original cost of the investment.

(7)

Guarantees and acceptances for which the amounts were determined do not appear on the balance sheet but are recorded as an off-balance sheet item in the notes to our consolidated financial statements. The amounts of guarantees and acceptances at December 31, 2006, 2007, 2008, 2009 and 2010 were (Won)2,715 billion, (Won)5,300 billion , (Won)9,107 billion, (Won)8,337 billion and (Won)7,342 billion, respectively.

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
(10)

Call money is included in borrowings at December 31, 2006, 2007, 2008, 2009 and 2010. The balances of call money as of those dates were (Won)168 billion, (Won)794 billion, (Won)3,444 billion, (Won)1,365 billion and (Won)605 billion, respectively.

(11)

Under Korean GAAP, contingent losses with respect to guarantees and acceptances are recognized by applying the same classification methods and provision percentages used in determining the allowance for loan losses. Provisions are only applied to acceptances and guarantees classified as substandard, doubtful and estimated loss. The amounts of allowance as of December 31, 2006, 2007, 2008, 2009 and 2010 were (Won)19 billion, (Won)37 billion, (Won)122 billion, (Won)139 billion and (Won)233 billion, respectively. These amounts are included in other liabilities.

(12)

Noncontrolling interests are included in total equity. The amounts of noncontrolling interests as of December 31, 2006, 2007, 2008, 2009 and 2010 were (Won)44 billion, (Won)44 billion, (Won)233 billion, (Won)260 billion and (Won)495 billion, respectively.

Consolidated Profitability and Other Ratios under Korean GAAP

	Year Ended December 31,
	2006	2007	2008 (1)	2009	2010
	(percentages)
Net income as a percentage of:
Average total assets (2)	1.27%	1.31%	0.75%	0.20%	0.04%
Average stockholders’ equity (2)	17.21	17.12	12.42	3.27	0.53
Dividend payout ratio (3)	49.77	29.84	—	14.62	46.61
Net interest spread (4)	3.69	3.39	2.98	2.50	2.86
Net interest margin (5)	3.90	3.65	3.23	2.62	2.98
Efficiency ratio (6)	71.70	71.11	92.62	97.52	99.90
Cost-to-average assets ratio (7)	5.38	5.29	13.69	8.01	6.94
Fee income as a percentage of total income (8)	6.69	7.02	3.36	4.75	5.63

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

(2)	Average balances are based on (a) daily balances for our primary banking operations and (b) monthly or quarterly balances for our other operations.
(3)	The dividend payout ratio represents the ratio of total dividends paid on common stock as a percentage of net income attributable to common stock.
(4)	Net interest spread represents the difference between the yield on average interest earning assets and cost of average interest bearing liabilities.
(5)	Net interest margin represents the ratio of net interest income to average interest earning assets.
(6)	Efficiency ratio represents the ratio of non-interest expense to the sum of net interest income and non-interest revenue.
(7)	Cost-to-average assets ratio represents the ratio of non-interest expense to average total assets.
(8)	Fee income represents income other than interest income and other operating income, and excludes fees and commissions classified in those categories under Korean GAAP.

Capital Ratios under Korean GAAP

	Year Ended December 31,
	2006	2007	2008	2009	2010
	(percentages)
Consolidated capital adequacy ratio of KB Financial Group (1)	—	—	11.73%	13.34%	13.08%
Capital adequacy ratios of Kookmin Bank
Tier I capital adequacy ratio (2)	10.07%	9.74%	9.92%	10.82%	10.89%
Tier II capital adequacy ratio (2)	4.10	2.88	3.26	3.22	2.55%
Average stockholders’ equity as a percentage of average total assets	7.37	7.63	6.06	6.09%	7.06%

(1)

Under applicable guidelines of the Financial Services Commission, we, as a bank holding company, are required to maintain a minimum consolidated capital adequacy ratio of 8%. This computation is based on our consolidated financial statements prepared in accordance with Korean GAAP. See “—Financial Condition—Capital Adequacy.”

(2)

Kookmin Bank’s capital adequacy ratios are computed in accordance with the guidelines issued by the Financial Services Commission. The computation is based on its consolidated financial statements prepared in accordance with Korean GAAP. See “—Financial Condition—Capital Adequacy.”

Consolidated Credit Portfolio Ratios under Korean GAAP

	As of December 31,
	2006		2007		2008		2009		2010
	(in billions of Won, except percentages)
Non-performing loans (1)	(Won)	1,551	(Won)	1,297	(Won)	2,559	(Won)	2,380	(Won)	3,614

Non performing loans as a percentage of total loans		1.02%		0.74%		1.27%		1.20%		1.80%
Non performing loans as a percentage of total assets		0.78		0.58		0.96		0.91		1.38
Allowance for loan losses for non-performing loans as a percentage of non-performing loans		52.31		53.62		45.18		49.88		49.51
Total allowance for loan losses as a percentage of total loans		1.55		1.44		1.72		1.78		2.13
Non-performing credits as a percentage of total credits (2)		1.00		0.71		1.24		1.17		1.90
Won loans as a percentage of Won deposits (3)		103.01		119.40		126.92		117.49		96.16
Precautionary loans as a percentage of total loans		1.13		0.82		1.45		1.77		2.22
Precautionary and below loans as a percentage of total loans (4)		2.15		1.56		2.71		2.97		4.02
Precautionary and below loans as a percentage of total assets (4)		1.64		1.22		2.05		2.25		3.08
Allowance for loan losses for precautionary and below loans as a percentage of precautionary and below loans (4)		31.03		31.20		28.83		28.37		30.12

(1)	Non-performing loans are defined in accordance with regulatory guidance in Korea. See “Item 4B. Business Overview—Supervision and Regulation—Principal Regulations Applicable to Banks.”
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

(3)

Under Korean GAAP, Won loans do not include bills bought in Won, advances for customers, credit card accounts, bonds purchased under resale agreements, call loans, private placement corporate bonds and loans in restructurings that have been swapped for equity in the restructured borrower. Including these items, our ratios as of December 31, 2006, 2007, 2008, 2009 and 2010 would have been 117.65%, 134.40%, 140.44%, 128.98% and 106.00%, respectively.

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

	As of and for the Year Ended December 31, 2010
	(in millions of Won)
U.S. GAAP net income	(Won)	(592,525)

1 Provision for credit losses		682,864
2 Deferred loan costs		(73,675)
3 Equity method investments		5,033
4 Securities and hedging derivatives accounting		(303,672)
5 Other loan sale accounting		68,865
6 Fixed assets		6,634
7 Merger with Korea Long Term Credit Bank		—
8 Reversal of amortization of present value discounts		21,344
9 Foreign currency translation		(21,825)
10 Merger with H&CB		(72,547)
11 Merger with Kookmin Credit Card		4,777
12 Consolidation of fund represented by the wholly owned beneficiary certificates		(21,165)
13 Acquisition of KB Investment & Securities		(22,789)
14 Others		33,765
Total of adjustments		307,609

Tax effect of adjustments		385,099

Korean GAAP net income	(Won)	100,183

U.S. GAAP total equity	(Won)	17,035,547

1 Provision for credit losses		(711,538)
2 Deferred loan costs		(415,179)
3 Equity method investments		(83,536)
4 Securities and hedging derivatives accounting		317,635
5 Other loan sale accounting		(447,103)
6 Fixed assets		1,200,456
7 Merger with Korea Long Term Credit Bank		363,551
8 Reversal of amortization of present value discounts		209,663
9 Foreign currency translation		2,213
10 Merger with H&CB		347,755
11 Merger with Kookmin Credit Card		(220,444)
12 Consolidation of fund represented by the wholly owned beneficiary certificates		(4,679)
13 Acquisition of KB Investment & Securities.		(66,264)
14 Others		616,860
Total of adjustments		1,109,390

Tax effect of adjustments		295,416

Korean GAAP total equity	(Won)	18,440,353

The following is a summary of the significant adjustments made to consolidated net income and total equity to reconcile the U.S. GAAP results with those under Korean GAAP. The numbered paragraphs below refer to the corresponding item numbers set forth above.

1. We established the U.S. GAAP loan loss allowance for impaired non-homogeneous loans based on (1) the present value of expected future cash flows discounted at the loan’s effective interest rate, (2) the fair value of the collateral if the loan was collateral dependent or (3) observable market prices if available. For small balance homogeneous impaired loan portfolios and consumer loans, we established the allowance for the loan losses based on an evaluation of the historical performance of the loan portfolios. Allowance for loans that were not impaired was based principally on historical migration patterns. Other factors that management considered when establishing reserves for loans include, but were not limited to, global and local economic events, delinquencies, changes in underwriting and changes in credit monitoring policies. See “Item 4B. Business Overview—Assets and Liabilities—Loan Portfolio—Provisioning Policy.”

Prior to 2004 year-end, the allowance for loan losses under Korean GAAP was determined based on the classification guidelines promulgated by the Financial Services Commission (“FSC”), which require that the allowance should be equal to or greater than the allowance based on the minimum provisioning rate determined by the classification of the loan. Beginning with 2004 year-end, the allowance for loan losses under Korean GAAP has been determined at the larger of the allowance based on historical loss rates of loan portfolios or the one based on the loan classification guidelines of the FSC. For 2010 year-end, we used the allowance based on the FSC guidelines as it was greater than the one based on the historical loss rates. Our reserve under Korean GAAP was established based on the following percentages as of December 31, 2010:

2010
	Corporate Loans	Retail Loans	Credit Card Balances
(percentages)
Normal (1)	0.85% or more	1.00% or more	1.50% or more
Precautionary	7.00% or more	10.00% or more	15.00% or more
Substandard	20.00% or more	20.00% or more	20.00% or more
Doubtful	50.00% or more	55.00% or more	60.00% or more
Estimated loss	100.00%	100.00%	100.00%

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

10. Under Korean GAAP, the value of consideration paid for H&CB was measured based on our stock price on the consummation date of the merger, whereas under U.S. GAAP, the value of consideration was measured based on our average closing stock price on the KRX KOSPI Market two days before and after the date the merger was agreed to and announced. The application of U.S. GAAP resulted in negative goodwill due to the fact that the consideration paid was less than the fair value of H&CB’s net assets acquired. Under Korean GAAP, goodwill was created because the value of consideration measured based on the consummation date was significantly higher. The adjustment primarily reflected the following:

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

11. Under Korean GAAP, the value of consideration paid for the step-up acquisition of a subsidiary is measured based on book value of the subsidiary’s net assets on the consummation date of the merger. Accordingly the value of consideration paid for the acquisition of Kookmin Credit Card (“KCC”) was measured based on book value of KCC’s net assets. However, under U.S. GAAP, the value of consideration was measured based on our average closing stock price on the KRX KOSPI Market two days before and after the date the merger was agreed to and announced. The application of U.S. GAAP resulted in goodwill due to the fact that the consideration paid was more than the fair value of KCC’s net assets acquired. Under Korean GAAP, goodwill was not recognized because the value of consideration measured based on the consummation date was the same as the book value of KCC’s net assets. The adjustment primarily reflected the following:

(a)	Costs that were directly related to the merger were expensed under Korean GAAP, whereas such costs were included in the cost of the merger under U.S. GAAP.

(b)	The operating results of KCC was affected by the conversion to U.S. GAAP from Korean GAAP. Consequently, the allocation to noncontrolling interests of their shares of KCC was also affected as a result of the conversion.

(c)	Accretion to income or amortization to expense of the difference between the fair value and book value of the assets acquired and liabilities assumed.

(d)	The amortization related to the credit card relationship intangible asset acquired in the merger based on their estimated useful lives in proportion to the estimated run-off of customer relationships.

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

See “Item 5B. Liquidity and Capital Resources—Financial Condition—Contractual Cash Obligations” and “Item 5B. Liquidity and Capital Resources—Financial Condition—Commitments and Guarantees.”

Item 5F.	Tabular Disclosure of Contractual Obligations

See “Item 5B. Liquidity and Capital Resources—Financial Condition—Contractual Cash Obligations.”

Item 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Item 6A.	Directors and Senior Management

Board of Directors

Our board of directors, currently consisting of two executive directors, two non-standing directors and eight non-executive directors, has the ultimate responsibility for the management of our affairs.

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

Executive Directors

The table below identifies our executive directors as of the date of this annual report:

Name	Date of Birth	Position	Director Since	End of Term
Yoon-Dae Euh	May 22, 1945	Chairman and Chief Executive Officer	July 13, 2010	July 12, 2013

Young Rok Lim	March 30, 1955	President	March 25, 2011	July 12, 2013

Our executive directors do not have any significant activities outside KB Financial Group.

Yoon-Dae Euh is our chairman and chief executive officer. Previously, he was the chairman of the Presidential Council on Nation Branding, the chairman of the steering committee of Korea Investment Corporation, president of Korea University, a member of the Public Fund Oversight Commission and a monetary board member of the Bank of Korea. Mr. Euh received a B.A. in business administration from Korea University, an M.B.A. from Korea University, an M.B.A. from the Asian Institute of Management and a Ph.D. in international finance from the University of Michigan at Ann Arbor.

Young Rok Lim is our president. He previously served as the vice minister and deputy minister of the former Ministry of Finance and Economy and the director-general of the Financial Policy Bureau at the former Ministry of Finance and Economy. He received a B.A. in literature and an M.A. in public administration from Seoul National University and an M.A. in economics from Vanderbilt University.

Non-standing Directors

The table below identifies our non-standing directors as of the date of this annual report:

Name	Date of Birth	Position	Director Since	End of Term
Byong Deok Min	May 8, 1954	Non-standing director; President and Chief Executive Officer of Kookmin Bank	March 25, 2011	July 12, 2013

Vaughn Richtor	October 29, 1955	Non-standing director; Chief Executive Officer of ING Banking Asia	March 25, 2011	2013 (1)

(1)	Term will end on the date of the general stockholders’ meeting in 2013.

Byong Deok Min has been a non-standing director since March 2011. He has also served as the president and chief executive officer of Kookmin Bank since 2010. He previously served as a senior executive vice president of the Consumer Banking Group at Kookmin Bank. He received a B.A. in business administration from Dongguk University.

Vaughn Richtor has been a non-standing director since March 2011. He has also served as the chief executive officer of ING Banking Asia since 2009. He previously served as a managing director and the chief executive officer of ING Vysya Bank, India, and the chief executive officer of ING Bank (Australia) Limited. He received a B.A. in business studies from Southbank London.

Non-executive Directors

Our non-executive directors are selected based on the candidates’ talents and skills in diverse areas, such as law, finance, economy, management and accounting. All eight non-executive directors below were nominated by our Non-executive Director Nominating Committee and approved by our shareholders.

The table below identifies our non-executive directors as of the date of this annual report:

Name	Date of Birth	Position	Director Since	Year Term Ends (1)
Kyung Jae Lee	January 30, 1939	Non-executive Director	March 26, 2010	2012
Jae Wook Bae	March 30, 1945	Non-executive Director	March 25, 2011	2013
Young Jin Kim	December 11, 1949	Non-executive Director	March 25, 2011	2013
Jong Cheon Lee	February 3, 1951	Non-executive Director	March 25, 2011	2013
Sang Moon Hahm	February 2, 1954	Non-executive Director	September 29, 2008	2011
Seung Hee Koh	June 26, 1955	Non-executive Director	March 26, 2010	2012
Young Nam Lee	September 3, 1957	Non-executive Director	March 26, 2010	2012
Jae Mok Cho	January 5, 1961	Non-executive Director	March 27, 2009	2012 (2)

(1)	The date on which each term will end will be the date of the general stockholders’ meeting in the relevant year unless otherwise specified.
(2)	Term will end on March 26, 2012.

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

Jae Wook Bae has been a non-executive director since March 2011. He is currently a lawyer at Baejaewook Legal Office. He previously served as the presidential secretary for the Board of Audit and Inspection, a director of the Central Investigation Division of the Supreme Prosecutors’ Office and a chief prosecutor at the Geochang Branch of the Changwon District Prosecutors’ Office. He received a B.A. in law from Seoul National University and an M.A. in comparative law from the University of Michigan.

Young Jin Kim has been a non-executive director since March 2011. He is currently a professor at Seoul National University. He previously served as an outside director of Samsung Asset Management, director of the Korea Exchange and the president of the Korea Finance Association. He received a B.A. in business administration from Seoul National University, an M.B.A. from Columbia University and a D.B.A. in finance from Indiana Graduate School of Business.

Jong Cheon Lee has been a non-executive director since March 2011. He is currently a professor at Soongsil University. He was previously the chairman of the Korea Accounting Association, a non-standing director of Korea Gas Corporation and an advisory member at the former Ministry of Finance and Economy. He received a B.A. and an M.A. in business administration from Seoul National University and a Ph.D. in accounting from the University of Illinois.

Sang Moon Hahm has been a non-executive director since 2008. He is currently a professor at KDI School of Public Policy and Management. He was a chief researcher at the Korea Institute of Finance and an assistance professor at Virginia Tech. He received a B.A. in economics from Georgetown University, and an M.A. and Ph.D. in economics from the University of Chicago.

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

Executive Officers

The table below identifies our senior executive officers who are not executive directors as of the date of this annual report:

Name	Date of Birth	Position
Dong Chang Park	February 23, 1952	Deputy President; Chief Strategy Officer
Jong Kyoo Yoon	October 13, 1955	Deputy President; Chief Financial Officer
Wang-Ky Kim	March 19, 1955	Deputy President; Chief Public Relations Officer
Seok Heung Ryu	January 26, 1957	Deputy President; Chief Information Officer
Minho Lee	April 3, 1965	Deputy President; Chief Compliance Officer
Wonkeun Yang	September 17, 1956	Senior Managing Director; Head of KB Research
Yong Hee Kang	April 28, 1958	Managing Director; Chief Human Resources Officer
Hoon Nam	August 5, 1959	Managing Director; Head of Synergy Management Department

None of the executive officers has any significant activities outside KB Financial Group.

Dong Chang Park is a deputy president and the chief strategy officer. He previously served as the president of Korea Global Banking Research Institute, a global strategy advisor at Hana Financial Group, a visiting fellow at Korea Institute of Finance, an executive vice president of LG Investment & Securities and the president and chief executive officer of LG Petro Bank in Poland. He received a B.A. in law from Seoul National University, an M.B.A. from Korea University and a Ph.D. in economics from Hankuk University of Foreign Studies.

Jong Kyoo Yoon is a deputy president and the chief financial officer. He previously served on the Asset Management Commission of the Ministry of Strategy and Finance, as a senior advisor at Kim & Chang law firm, a senior executive vice president of Kookmin Bank and an executive vice president of Samil PricewaterhouseCoopers. He received a B.A. and a Ph.D. in business administration from Sungkyungkwan University and an M.B.A. from Seoul National University.

Wang-Ky Kim is a deputy president and the chief public relations officer. He previously served as an assistant minister and spokesman for the Prime Minister of Korea, a member of the Deliberation Committee for National Audit Request at the Board of Audit and Inspection of Korea, an executive director of International Herald Tribune—Joongang Daily and a reporter at Korea Herald. He received a B.A. in journalism from Korea University and an M.A. in IT management from Ajou University.

Seok Heung Ryu is a deputy president and the chief information officer. He also serves as a senior executive vice president of Kookmin Bank and head of its Information Technology Group. He previously served as a general manager of Kookmin Bank’s IT Development Department and the head of Kookmin Bank’s Development Management Department and Infra-development Department. He received a B.A. in electronic engineering from Hongik University.

Minho Lee is a deputy president and the chief compliance officer. He previously served as a standing senior legal advisor and the general manager of the legal department of Kookmin Bank and a senior attorney at Kim & Chang law firm. He received a B.A. in economics and an M.B.A. from Seoul National University and an LL.M. from Columbia Law School.

Wonkeun Yang is a senior managing director and the head of KB Research. He previously served as a management advisor at Daewoo Securities, a standing audit committee member at Woori Bank, an executive director of Korea Deposit Insurance Corporation and the head of research and a research fellow at Korea Institute of Finance. He received a B.A. in economics from Korea University and a Ph.D. in economics from Georgia State University.

Yong Hee Kang is a managing director and the chief human resources officer. He previously served as the head of Kookmin Bank’s Seocho Regional Head Office, a general manager of Kookmin Bank’s Apgujeong and East Uijeongbu branches and Kookmin Bank’s Customer Satisfaction Department. He received a B.A. in business from Inha University.

Hoon Nam is a managing director and the head of Synergy Management Department. He previously served as a general manager of Kookmin Bank’s Sanggye and Sooyoo branches and Kookmin Bank’s Strategy Department, Corporate Purchasing Department and SOHO Supporting Team. He received a B.A. in mathematics from Busan University.

Item 6B.	Compensation

The aggregate remuneration paid and benefits-in-kind granted by us to our chairman and chief executive officer, our other executive and non-standing directors, our non-executive directors and our executive officers for the year ended December 31, 2010 was (Won)3,757 million. In addition, for the year ended December 31, 2010, we set aside (Won)104 million for allowances for severance and retirement benefits for our chairman and chief executive officer, the other executive directors and our executive officers.

We do not have service contracts with any of our directors or officers providing for benefits upon termination of their employment with us.

Kookmin Bank granted stock options to its president and chief executive officer, other directors and executive officers, as well as employees. In connection with the comprehensive stock transfer in September 2008 pursuant to which we were established, such stock options were converted into stock options with respect to our common stock. See “Item 6E. Share Ownership—Stock Options.” For all of the options granted, upon their exercise, we are required to pay in cash the difference between the exercise price and the market price of our common stock at the date of exercise. Generally, upon vesting, options may be exercised from after three years from the grant date up to eight years after such date, once restrictions on the exercise of options, including continued employment for at least two years from the grant date, lapse.

On November 1, 2004, Kookmin Bank granted 700,000 options to its former president and chief executive officer, Chung Won Kang. On November 1, 2007, 610,000 of the 700,000 options granted to Chung Won Kang vested and 90,000 options expired without vesting. On December 10, 2010, the 610,000 vested options were canceled.

In 2010, we recognized a reversal of compensation expense of (Won)10,385 million for the stock options granted under our stock option plan. For additional information regarding our compensation expense in connection with our stock option plan, see Note 28 to our consolidated financial statements.

In 2008, we also established a stock grant plan. Pursuant to this plan, we have entered into performance share agreements with certain of our directors, executive officers and other senior management, whereby we may grant shares of our common stock (or the equivalent monetary amount based on the market value of such shares at the time of the grant) within specified periods as long-term incentive performance shares in accordance with pre-determined performance targets. See “Item 6E. Share Ownership—Performance Share Agreements.” In 2010, we recognized (Won)15,185 million as compensation expense for the disbursements made under such agreements.

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

Audit Committee

The committee currently consists of five non-executive directors, Kyung Jae Lee, Jae Wook Bae, Jong Cheon Lee, Sang Moon Hahm and Seung Hee Koh. The chairperson of the Audit Committee is Seung Hee Koh. The committee oversees our financial reporting and approves the appointment of our independent registered public accounting firm. The committee also reviews our financial information, auditor’s examinations, key financial statement issues, the plans and evaluation of internal control and the administration of our financial affairs by the board of directors. In connection with the general meetings of stockholders, the committee examines the agenda for, and financial statements and other reports to be submitted by, the board of directors to each general meeting of stockholders. The committee holds regular meetings every quarter.

Board Steering Committee

The committee currently consists of five non-executive directors, Kyung Jae Lee, Sang Moon Hahm, Seung Hee Koh, Young Nam Lee and Jae Mok Cho, together with our chairman and chief executive officer, Yoon-Dae Euh. The chairperson of the Board Steering Committee is Kyung Jae Lee. The committee is responsible for ensuring the efficient operation of the board and the facilitation of the board’s functions. The committee is also responsible for discussion and review of overall matters with respect to the governance of us and our subsidiaries, promoting the efficiency and active function of the board and each committee. The committee holds regular meetings every quarter.

Management Strategy Committee

The committee currently consists of one non-standing director, Vaughn Richtor, three non-executive directors, Sang Moon Hahm, Young Nam Lee and Jae Mok Cho, and our chairman and chief executive officer, Yoon-Dae Euh. The chairperson of the committee is Sang Moon Hahm. The committee reviews vision and mid-long term management strategy, the annual business plan, the annual budget plan, new strategic businesses, major financial strategy and major issues with respect to our management. The committee holds regular meetings every quarter.

Group Risk Management Committee

The committee currently consists of one executive director, Young Rok Lim, one non-standing director, Byong Deok Min, and three non-executive directors, Jae Mok Cho, Young Jin Kim and Seung Hee Koh. The chairperson of the Group Risk Management Committee is Jae Mok Cho. The Group Risk Management Committee oversees and makes determinations on all issues relating to our comprehensive risk management function. In order to ensure our stable financial condition and to maximize our profits, the committee monitors our overall risk exposure and reviews our compliance with risk policies and risk limits. In addition, the committee reviews risk and control strategies and policies, evaluates whether each risk is at an adequate level, establishes or abolishes risk management divisions and reviews risk-based capital allocations. The committee holds regular meetings every quarter.

Evaluation and Compensation Committee

The committee currently consists of five non-executive directors, Young Nam Lee, Kyung Jae Lee, Jae Wook Bae, Young Jin Kim and Jong Cheon Lee. The chairperson of the committee is Young Nam Lee. The Evaluation and Compensation Committee reviews compensation schemes and compensation levels of us and our subsidiaries. The committee is also responsible for deliberating and deciding compensation of directors, evaluating management’s performance and deciding the performance-based annual salary of the president and the executive officers of us and our subsidiaries. The committee holds regular meetings every six months.

Non-executive Director Nominating Committee

The committee currently has no members. The last meeting of the committee was on March 4, 2011 to nominate Jae Wook Bae, Young Jin Kim and Jong Cheon Lee as new non-executive directors and Sang Moon Hahm for re-appointment as a non-executive director. The committee oversees the selection of non-executive director candidates and recommends them annually sometime prior to the general stockholders meeting. The term of office of its members is from the first meeting of the committee held to nominate the non-executive directors until the nominated non-executive directors are appointed.

Audit Committee Member Nominating Committee

The committee currently has no members. The last meeting of the committee was on March 4, 2011 to nominate Jae Wook Bae and Jong Cheon Lee as new Audit Committee members. The committee oversees the selection of Audit Committee member candidates and recommends them annually sometime prior to the general stockholders meeting. The term of office of its members is from the first meeting of the committee held to nominate the Audit Committee members until the Audit Committee members are appointed.

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

As of December 31, 2010, we had a total of 155 full-time employees, excluding ten executive officers, at our financial holding company. The following table sets forth information regarding our employees at both our financial holding company and our subsidiaries as of the dates indicated:

		As of December 31,
		2008	2009	2010
KB Financial Group	Full-time employees (1)	96	100	155
	Contractual employees	—	—	—
	Managerial employees	78	81	124
	Members of Korea Financial Industry Union	—	—	—
Kookmin Bank	Full-time employees (1)	17,847	18,299	16,615
	Contractual employees	8,226	7,687	6,017
	Managerial employees	11,463	11,929	11,647
	Members of Korea Financial Industry Union	14,373	21,256	18,728
Other subsidiaries	Full-time employees (1)	1,035	1,129	1,113
	Contractual employees	109	105	190
	Managerial employees	579	660	662
	Members of Korea Financial Industry Union	101	100	97

(1)	Excluding executive officers.

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

In June 2009, we established an employee stock ownership plan. All of our employees are eligible to participate in this plan. We are not required to, and do not, make cash contributions to this plan. Members of our employee stock ownership association have pre-emptive rights to acquire up to 20% of our shares issued in public offerings by us pursuant to the Financial Investment Services and Capital Markets Act. In August 2009, we offered to members of our employee stock ownership association 6,000,000 of the 30,000,000 new shares of common stock to be issued in our rights offering to our existing shareholders, and the entire amount was subscribed by members of our employee stock ownership association. The employee stock ownership association held 3,859,261 shares of our common stock as of December 31, 2010.

Employees of Kookmin Bank have been eligible to participate in its employee stock ownership plan, which will be terminated once all of our common stock held by the plan (which the plan received following the transfer of Kookmin Bank shares held by it as a result of the comprehensive stock transfer pursuant to which we were established) have been distributed to the relevant Kookmin Bank employees at the requests of such employees following the expiration of the required holding periods. As of December 31, 2010, Kookmin Bank’s employee stock ownership association held 1,140,195 shares of our common stock.

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

Common Stock

As of March 31, 2011, the persons who are currently our directors or executive officers, as a group, held an aggregate of 17,330 shares of our common stock, representing approximately 0.05% of the issued shares of our common stock as of such date. None of these persons individually held more than 1% of the outstanding shares of our common stock as of such date. The following table presents information regarding our directors and executive officers who beneficially owned our shares as of March 31, 2011.

Name of Executive Officer or Director	Number of Shares of Common Stock
Yoon-Dae Euh	10,210
Yong Rok Lim	1,000
Byong Deok Min	1,475
Sang Moon Hahm	2,637
Dong Chang Park	200
Wang-Ky Kim	600
Seok Heung Ryu	127
Yong Hee Kang	468
Hoon Nam	613

Total	17,330

Stock Options

We have not, following our establishment pursuant to a comprehensive stock transfer in September 2008, granted any stock options with respect to our capital stock to our directors, executive officers and employees. Prior to our establishment, Kookmin Bank granted stock options with respect to its common stock to its directors, executive officers and employees. In connection with the comprehensive stock transfer, in September 2008, such stock options with respect to Kookmin Bank common stock were converted into stock options with respect to our common stock. For all of the options granted, upon their exercise, we are required to pay in cash the difference between the exercise price and the market price of our common stock at the date of exercise. The following table is the breakdown of such stock options granted to Kookmin Bank’s directors, executive officers and employees. It describes the grant date, position, exercise period and price and the number of options as of April 30, 2011 under Korean GAAP, not including previously issued options which are no longer exercisable as of such date.

Grant Date	Position When Granted	Exercise Period		Exercise Price		Number of Granted Options (1)	Number of Exercised Options	Number of Exercisable Options
		From	To
27-Aug-03	Senior Executive Vice President	28-Aug-06	27-Aug-11	40,500		5,091	0	5,091
09-Feb-04	3 Senior Executive Vice Presidents	10-Feb-07	09-Feb-12	46,100		19,250	0	19,250
09-Feb-04	7 Employees	10-Feb-07	09-Feb-12	46,100		35,000	0	35,000
23-Mar-04	4 Non-executive Directors	24-Mar-07	23-Mar-12	48,650	(2)	20,000	0	20,000
18-Mar-05	Chief Audit Executive	19-Mar-08	18-Mar-13	51,600		30,000	0	30,000
18-Mar-05	9 Non-executive Directors	19-Mar-08	18-Mar-13	55,618	(2)	95,362	0	95,362
18-Mar-05	14 Senior Executive Vice Presidents	19-Mar-08	18-Mar-13	46,800		246,003	38,330	207,673
18-Mar-05	22 Employees	19-Mar-08	18-Mar-13	46,800		233,255	0	233,255
22-Jul-05	Senior Executive Vice President	23-Jul-08	22-Jul-13	49,200		29,441	0	29,441
23-Aug-05	Employee	24-Aug-08	23-Aug-13	53,000		7,212	0	7,212
24-Mar-06	Chief Audit Executive	25-Mar-09	24-Mar-14	77,900		19,917	0	19,917
24-Mar-06	8 Non-executive Directors	25-Mar-09	24-Mar-14	77,779	(2)	126,710	0	126,710
24-Mar-06	5 Senior Executive Vice Presidents	25-Mar-09	24-Mar-14	76,623	(2)	260,448	0	260,448
24-Mar-06	15 Employees	25-Mar-09	24-Mar-14	77,072	(2)	344,576	0	344,576
28-Apr-06	Employee	29-Apr-09	28-Apr-14	81,900		25,613	0	25,613
27-Oct-06	Employee	28-Oct-09	27-Oct-14	76,600		18,987	0	18,987
8-Feb-07	4 Senior Executive Vice Presidents	9-Feb-10	8-Feb-15	77,100		55,594	0	55,594
8-Feb-07	27 Employees	9-Feb-10	8-Feb-15	77,100		601,904	0	601,904
23-Mar-07	Non-executive Director	24-Mar-10	23-Mar-15	84,500		15,246	0	15,246

						2,189,609	38,330	2,151,279

(1)	Some numbers of the granted options have been adjusted due to the merger and the early retirement of the grantees.
(2)	Weighted average of the exercise price of all granted options.

Performance Share Agreements

In March 2009, our shareholders approved at the annual general meeting of shareholders the disbursement of a maximum of 250,000 shares of our common stock (or the equivalent monetary amount based on the market value of such shares at the time of disbursement), between September 29, 2008 and September 28, 2011, to our directors as long-term incentive performance shares over the term of their office in accordance with the performance targets set forth in the performance share agreements between us and such directors. In June 2009, we paid (Won)24 million, the equivalent monetary amount for 733 shares of our common stock, to our former non-executive director, Kee Young Chung. In March 2010, our shareholders approved at the annual general meeting of shareholders the disbursement of a maximum of 250,000 shares of our common stock (or the equivalent monetary amount based on the market value of such shares at the time of disbursement), between September 29, 2009 and September 28, 2012, to our directors as long-term incentive performance shares over the term of their office in accordance with the performance targets set forth in the performance share agreements between us and such directors. In April 2010, we paid an aggregate of (Won)184 million, the equivalent monetary amount for 3,563 shares of our common stock, to our former non-executive directors, Dam Cho and Bo Kyung Byun. In November 2010, we paid an aggregate of (Won)244 million, the equivalent monetary amount for 4,742 shares of our common stock, respectively, to our former non-executive directors, Chee Joong Kim and Chan Soo Kang. Future disbursements of such shares or equivalent monetary amount will be made to our directors upon the completion of their terms based on their performance.

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

The following table presents information regarding the beneficial ownership of our shares at December 31, 2010 by each person or entity known to us to own beneficially more than 5% of our issued and outstanding shares.

Except as otherwise indicated, each stockholder identified by name has:

•	sole voting and investment power with respect to its shares; and

•	record and beneficial ownership with respect to its shares.

Beneficial Owner (1)	Number of Shares of Common Stock	Percentage of Total Outstanding Shares of Common Stock (%) (2)
Citibank N.A. (3)	36,977,727	10.78%
Korean National Pension Service (4)	18,933,284	5.52%
ING Bank N.V.	19,401,044	5.66%

(1)

As of March 31, 2011, Kookmin Bank held 34,966,962 shares of our common stock with restricted voting rights under Korean law as a result of the comprehensive stock transfer pursuant to which we were established as a financial holding company. See “Item 4A. History and Development of the Company—The Establishment of KB Financial Group.”

(2)	Calculated based on 343,028,989 shares of our common stock outstanding as of December 31, 2010.
(3)	As depositary bank.
(4)	As of February 8, 2011, Korean National Pension Service’s ownership of our shares was 19,399,221 shares, representing 5.66% of the total shares of our common stock outstanding as of such date.

Other than as set forth above, no other person or entity known by us to be acting in concert, directly or indirectly, jointly or separately, owned 5.0% or more of the issued shares of our common stock or exercised control or could exercise control over us as of December 31, 2010. None of our major stockholders has different voting rights from our other stockholders.

Item 7B.	Related Party Transactions

As of December 31, 2008, 2009 and 2010, we had an aggregate of (Won)2,581 million, (Won)3,818 million and (Won)7,176 million, respectively, in loans outstanding to our executive officers and directors and Kookmin Bank’s executive officers and directors. In addition, as of such dates, we had loans outstanding to various companies whose directors or executive officers were serving concurrently as our directors or executive officers. See Note 33 of the notes to our consolidated financial statements. All of these loans were made in the ordinary course of business, on substantially the same terms, including interest rate and collateral, as those prevailing at the time for comparable transactions with other persons and did not involve more than the normal risk of collectibility or present other unfavorable features.

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

In April 2008, Kookmin Bank and KB Asset Management Co., Ltd. entered into an agreement with ING Bank N.V. and ING Insurance International B.V. related to the planned establishment of KB Financial Group through a comprehensive stock transfer. Pursuant to this agreement and subject to certain conditions, ING Bank and ING Insurance International approved and agreed to support the stock transfer. The parties also agreed, among others, that the stock transfer shall not constitute a change of control or termination event for purposes of various agreements in effect between the parties and that Kookmin Bank and ING Bank agree to effect an assignment of Kookmin Bank’s rights and obligations under the amended and restated strategic alliance agreement to KB Financial Group. Such assignment was effected in September 2008 pursuant to an assignment and assumption agreement among Kookmin Bank, ING Bank and KB Financial Group.

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

See “Item 18. Financial Statements” and pages F-1 through F-98.

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

In August 2006, the Korean government filed a lawsuit seeking the return of (Won)321 billion of excessive fees relating to the lottery operations against Kookmin Bank, Ernst & Young Han Young, Korea Lottery Service Inc. and Kookmin Bank’s and their relevant employees. In April 2009, the Seoul Central District Court dismissed the government’s claim. In May 2009, the government appealed the case to the Seoul High Court, which dismissed the appeal in September 2010. In October 2010, the government appealed the case to the Supreme Court of Korea, where it is currently pending.

In April 2004, the Lottery Commission of the Korean government revised the fee rate for fees payable to Korea Lottery Service Inc. by reducing it from 9.523% to 3.144%. Korea Lottery Service Inc. filed a lawsuit with the Seoul Central District Court claiming that such reduction by the Lottery Commission was invalid and demanding the payment of approximately (Won)20 billion of unpaid fees by Kookmin Bank, which is the difference between the fees payable by Kookmin Bank under the previous rate and the revised rate in respect of fees incurred in May 2004. In December 2006, the Seoul Central District Court ruled in favor of Korea Lottery Service Inc., and Kookmin Bank appealed to the Seoul High Court in January 2007. In May 2008, the Seoul High Court ruled in favor of Korea Lottery Service Inc. in part but reduced the amount of damages to (Won)4.5 billion. In June 2008, both Kookmin Bank and Korea Lottery Service Inc. appealed the case to the Supreme Court of Korea, where it is currently pending.

In addition, in January 2007, Korea Lottery Service Inc. filed another lawsuit with the Seoul Central District Court seeking payment of unpaid fees in the aggregate amount of (Won)446 billion, which is the difference between the fees payable by Kookmin Bank under the previous rate and the revised rate, for fees incurred from June 2004 to December 2006. In July 2008, the Seoul Central District Court ruled in favor of Kookmin Bank in part and reduced the amount of damages to (Won)123 billion. In August 2008, both Kookmin Bank and Korea Lottery Service Inc. appealed the case to the Seoul High Court, where it is currently pending.

Furthermore, in June 2008, Korea Lottery Service Inc. filed another lawsuit with the Seoul Central District Court seeking payment of unpaid fees in the aggregate amount of (Won)134 billion, which is the difference between the fees payable by Kookmin Bank under the previous rate and the revised rate, for fees incurred from January 2007 to December 1, 2007. The case is currently pending.

In May 2006 the Korea Fair Trade Commission commenced an investigation into whether various domestic banks (including Kookmin Bank) engaged in collusive or anti-competitive activity in connection with various commission fees. As a result of such investigation, in March 2008, the Korea Fair Trade Commission ordered Kookmin Bank to stop alleged price-fixing practices in charging certain new fees in connection with export bills of exchange and banker’s usance letters of credit and to pay administrative fines in the amount of (Won)257 million and (Won)439 million, respectively, for such activities. In June 2008, Kookmin Bank appealed the Korea Fair Trade

Commission’s decisions to the Seoul High Court. In February 2009, the Seoul High Court ruled in favor of the Korea Fair Trade Commission with respect to Kookmin Bank’s alleged price-fixing practices in charging certain new fees in connection with banker’s usance letters of credit. In April 2009, the Seoul High Court ruled in favor of the Korea Fair Trade Commission with respect to Kookmin Bank’s alleged price-fixing practices in charging certain new fees in connection with export bills of exchange. Kookmin Bank appealed both cases to the Supreme Court of Korea, which dismissed the appeals in April 2011.

Furthermore, in April 2008, the Korea Fair Trade Commission ordered Kookmin Bank to stop alleged price-fixing practices in connection with direct deposit fees, and to pay administrative fines in the amount of (Won)537 million for such activities. In July 2008, Kookmin Bank appealed the Korea Fair Trade Commission’s decision to the Seoul High Court, which dismissed Kookmin Bank’s appeal in May 2009. In June 2009, Kookmin Bank appealed this case to the Supreme Court of Korea, where it is currently pending.

During the first half of 2007, the National Tax Service of Korea completed a tax audit in respect of Kookmin Bank for the fiscal years 2002, 2003, 2004 and 2005, as a result of which Kookmin Bank was assessed (Won)190 billion (including residence tax) for tax deficiencies. In addition, during the second half of 2007, the National Tax Service of Korea assessed additional income taxes for prior years amounting to (Won)292 billion (including residence tax) for tax deficiencies. Kookmin Bank paid the entire amount of such additional assessments in 2007, but filed an appeal with the National Tax Tribunal with respect to tax assessments made in 2007 amounting to (Won)482 billion (including residence tax), which dismissed the appeal in March 2010. In June 2010, Kookmin Bank filed an appeal with the Seoul Administrative Court, which ruled in favor of Kookmin Bank on April 1, 2011. On April 19, 2011, the National Tax Service of Korea appealed this case to the Seoul High Court, where it is currently pending.

Since November 2008, certain of Kookmin Bank’s customers have filed lawsuits against it in connection with its sales of foreign currency derivatives products known as “KIKO” (which stands for “knock-in knock-out”), which are intended to operate as hedging instruments against fluctuations in the exchange rate between the Won and the U.S. dollar. Due to the significant depreciation of the Won against the U.S. dollar in 2008 and 2009, customers who have purchased KIKO products from Kookmin Bank are required to make large payments to it. Seven companies filed lawsuits against Kookmin Bank alleging that the contracts under which the relevant KIKO products were sold should be invalidated and that Kookmin Bank should return payments received thereunder. Three of the lawsuits were dismissed and not appealed. The aggregate amount of the three remaining claims, as of March 31, 2011, was approximately (Won)12,428 million and may increase in the event of future depreciation of the Won against U.S. dollar. Additional lawsuits, as well as motions for preliminary injunctions, may be filed against Kookmin Bank with respect to KIKO products, and the final outcome of such litigation remains uncertain.

Since November 2008, a number of Kookmin Bank’s customers have filed 11 lawsuits against it in connection with its sales of offshore funds and currency future contracts. The customers alleged that the losses were caused by Kookmin Bank’s negligence in inadequately explaining the risks of such investment to its customers and in structuring funds with inappropriate currency future hedging features. Five of the lawsuits in which the plaintiffs claimed damages of (Won)557 million in aggregate were dismissed and not appealed. One of the lawsuits in which the plaintiffs claimed damages of (Won)154 million was dismissed by the Seoul Central District Court in July 2009 and the plaintiffs initially appealed to the Seoul High Court but subsequently withdrew the appeal. One of the lawsuits in which the plaintiffs claimed damages of (Won)221 million in aggregate was dismissed by the Seoul Central District Court in July 2009 and the plaintiffs appealed to the Seoul High Court in August 2009. However, the parties were ordered to undergo mediation and the case was settled with the amount of damages reduced to (Won)44 million. Three of the lawsuits in which the plaintiffs claimed damages of (Won)5,581 million in aggregate were dismissed by the Seoul Central District Court in the second half of 2010 and the plaintiffs appealed to the Seoul High Court, where they are currently pending. One of the lawsuits in which the plaintiffs claimed damages of (Won)199 million is pending at the Seoul Central District Court. Additional lawsuits may be filed against Kookmin Bank with respect to its sales of such products, and the final outcome of such litigation remains uncertain.

In August 2009, six purchasers that had entered into shipbuilding contracts with a Korean shipbuilding company filed a lawsuit in the United Kingdom against Kookmin Bank demanding repayment of US$46.6 million of pre-delivery installments paid by the purchasers to the shipbuilding company under such contracts. In connection with such contracts, in August 2007, Kookmin Bank had issued to each of the six purchasers advance payment bonds, which effectively operate as refund guarantees on behalf of the shipbuilding company to cover its obligations to return pre-delivery installments paid by such purchasers in the event of, among other things, defaults by such shipbuilding company under the shipbuilding contracts. In January 2009, the shipbuilding company became subject to a debt workout procedure under the Corporate Restructuring Promotion Act. The six purchasers claimed that such an event constituted a default under each of the shipbuilding contracts and demanded repayment under the terms of the advance payment bonds of the installments paid to the shipbuilding company. In October 2009, the High Court of Justice, Queen’s Bench Division, Commercial Court ruled in favor of the six purchasers. Kookmin Bank appealed to the Court of Appeal, Queen’s Bench Division, Commercial Court, which overturned the lower court’s ruling in May 2010. The six purchasers appealed to the Supreme Court of the United Kingdom, where the case is currently pending.

In July 2010, the Korean government filed four lawsuits against Kookmin Bank in connection with its management of the National Housing Fund, claiming damages of (Won)120 billion in aggregate. The government alleged that certain loan losses incurred by the National Housing Fund were due to Kookmin Bank’s breach of its duty of care as a manager of the National Housing Fund. The four lawsuits are currently pending at the Seoul Central District Court.

In September 2010, the Financial Supervisory Service imposed an institutional warning on Kookmin Bank, as well as disciplinary and other warnings for several of Kookmin Bank’s current and former officers and reprimands or salary cuts for a number of its current and former employees, primarily in connection with Kookmin Bank’s losses on its investments in JSC Bank CenterCredit and Kookmin Bank’s issuance of US$1 billion of covered bonds in May 2009.

Dividends

Dividends must be approved by the stockholders at the annual general meeting of stockholders. Cash dividends may be paid out of retained earnings that have not been appropriated to statutory reserves. See “Item 10B. Memorandum and Articles of Association—Description of Capital Stock—Dividends and Other Distributions.”

The table below sets forth, for the periods indicated, the dividend per share of common stock and the total amount of dividends declared and paid by Kookmin Bank in respect of each of the two years ended December 31, 2007 and by us in respect of the years ended December 31, 2008, 2009 and 2010. The dividends set out for each of the years below were paid within 30 days after our annual stockholders meeting, which is held no later than March of the following year.

Fiscal Year	Dividends per Common share (1)				Dividends per Preferred Share		Total Amount of Cash Dividends Paid
							(in millions of Won)
2006 (2)	(Won)	3,650	US$	3.92	—	—	(Won)	1,227,784
2007 (3)		2,450		2.62	—	—		824,129
2008 (4)		—		—	—	—		—
2009 (5)		230		0.20	—	—		78,897
2010 (6)		120		0.11	—	—		41,163

(1)	Won amounts are expressed in U.S. dollars at the noon buying rate in effect at the end of the relevant periods as quoted by the Federal Reserve Bank of New York in the United States.
(2)

On February 8, 2007, Kookmin Bank’s board of directors passed a board resolution recommending a cash dividend of (Won)3,650 per common share (before dividend tax), representing 73% of the par value of each share, for the fiscal year ended December 31, 2006. This resolution was approved and ratified by Kookmin Bank’s stockholders on March 23, 2007.

(3)

On February 4, 2008, Kookmin Bank’s board of directors passed a board resolution recommending a cash dividend of (Won)2,450 per common share (before dividend tax), representing 49% of the par value of each share, for the fiscal year ended December 31, 2007. This resolution was approved and ratified by Kookmin Bank’s stockholders on March 20, 2008.

(4)

On February 11, 2009, our board of directors passed a board resolution recommending that no dividends be paid for the fiscal year ended December 31, 2008. This resolution was approved and ratified by our stockholders on March 27, 2009.

(5)

On February 10, 2010, our board of directors passed a board resolution recommending a cash dividend of (Won)230 per common share (before dividend tax), representing 4.6% of the par value of each share, for the fiscal year ended December 31, 2009. This resolution was approved and ratified by our stockholders on March 26, 2010.

(6)

On February 10, 2011, our board of directors passed a board resolution recommending a cash dividend of (Won)120 per common share (before dividend tax), representing 2.4% of the par value of each share, for the fiscal year ended December 31, 2010. This resolution was approved and ratified by our stockholders on March 25, 2011.

Future dividends will depend upon our revenues, cash flow, financial condition and other factors. As an owner of ADSs, you will be entitled to receive dividends payable in respect of the shares of common stock represented by such ADSs.

For a description of the tax consequences of dividends paid to our stockholders, see “Item 10E. Taxation—United States Taxation” and “—Korean Taxation—Taxation of Dividends.”

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

	KRX KOSPI Market (1)					New York Stock Exchange (2)
	Closing Price Per Common Stock				Average Daily Trading Volume (in thousands of shares)	Closing Price Per ADS				Average Daily Trading Volume (in thousands of shares)
	High		Low			High		Low
2006	(Won)	89,900	(Won)	66,300	1,240.4	US$	97.50	US$	66.25	444.0
2007		89,500		61,600	1,527.1		96.57		64.57	523.8
2008		71,500		22,800	2,902.4		71.26		14.70	780.0
2009		63,200		26,850	2,390.1		55.07		16.82	533.3
First Quarter		40,100		26,850	3,088.8		31.11		16.82	719.7
Second Quarter		47,800		34,450	2,922.7		39.23		25.63	733.7
Third Quarter		61,900		44,200	2,056.5		51.47		34.25	403.4
Fourth Quarter		63,200		56,400	1,530.5		55.07		47.44	288.4
2010		60,400		45,900	1,921.9		52.89		37.81	326.8
First Quarter		59,400		45,900	1,755.2		52.62		38.69	343.6
Second Quarter		57,500		46,750	2,004.3		51.88		37.81	388.1
Third Quarter		52,500		46,550	1,993.3		45.46		38.11	320.4
Fourth Quarter		60,400		49,950	1,930.4		52.89		43.04	256.7
2011 (through June 17)		62,100		48,500	2,117.4		55.00		45.18	184.2
January		62,100		56,900	2,164.3		55.00		50.52	245.0
February		58,800		55,200	2,019.0		53.88		48.75	219.2
March		58,000		54,000	1,978.6		52.50		48.02	178.6
April		58,500		53,500	2,872.8		53.72		48.36	148.7
May		56,900		50,900	1,820.1		53.02		47.32	142.6
June (through June 17)		53,400		48,500	1,602.5		49.42		45.18	170.8

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

As of December 31, 2010, the aggregate market value of equity securities listed on the KRX KOSPI Market was approximately (Won)1,141 trillion. The average daily trading volume of equity securities for 2010 was approximately 381 million shares with an average transaction value of (Won)5,620 billion.

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

The following table sets out movements in KOSPI:

	Opening	High	Low	Closing
1982	123.60	134.48	105.99	128.99
1983	122.52	134.46	115.59	121.21
1984	115.25	142.46	115.25	142.46
1985	139.53	163.37	131.40	163.37
1986	161.40	279.67	153.85	272.61
1987	264.82	525.11	264.82	525.11
1988	532.04	922.56	527.89	907.20
1989	919.61	1,007.77	844.75	909.72
1990	908.59	928.82	566.27	696.11
1991	679.75	763.10	586.51	610.92
1992	624.23	691.48	459.07	678.44
1993	697.41	874.10	605.93	866.18
1994	879.32	1,138.75	855.37	1,027.37
1995	1,013.57	1,016.77	847.09	882.94
1996	888.85	986.84	651.22	651.22
1997	653.79	792.29	350.68	376.31
1998	385.49	579.86	280.00	562.46
1999	587.57	1,028.07	498.42	1,028.07
2000	1,059.04	1,059.04	500.60	504.62
2001	520.95	704.50	468.76	693.70
2002	724.95	937.61	584.04	627.55
2003	635.17	822.16	515.24	810.71
2004	821.26	936.06	719.59	895.92
2005	893.71	1,379.37	870.84	1,379.37
2006	1,389.27	1,464.70	1,203.86	1,434.46
2007	1,435.26	2,064.85	1,355.79	1,897.13
2008	1,853.45	1,888.88	938.75	1,124.47
2009	1,132.87	1,723.17	992.69	1,682.77
2010	1,681.71	2,052.97	1,548.78	2,051.00
2011 (through June 17)	2,070.08	2,228.96	1,923.92	2,031.93

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

With certain exceptions, principally to take account of a share being quoted “ex-dividend” and “ex-rights,” permitted upward and downward movements in share prices of any category of shares on any day are limited under the rules of the KRX KOSPI Market to 15% of the previous day’s closing price of the shares, rounded down as set out below:

Previous day’s closing price (Won)	Rounded Down to (Won)
Less than 5,000	5
5,000 to less than 10,000	10
10,000 to less than 50,000	50
50,000 to less than 100,000	100
100,000 to less than 500,000	500
500,000 or more	1,000

As a consequence, if a particular closing price is the same as the price set by the fluctuation limit, the closing price may not reflect the price at which persons would have been prepared, or would be prepared to continue, if so permitted, to buy and sell shares. Orders are executed on an auction system with priority rules to deal with competing bids and offers.

Due to the deregulation of restrictions on brokerage commission rates, the brokerage commission rate on equity securities transactions may be determined by the parties, subject to commission schedules being filed with the KRX KOSPI Market by the financial investment companies with a brokerage license. In addition, a securities transaction tax will generally be imposed on the transfer of shares or certain securities representing rights to subscribe for shares. An agriculture and fishery special surtax of 0.15% of the sales prices will also be imposed on transfer of these shares and securities on the KRX KOSPI Market. See “Item 10E. Taxation—Korean Taxation.”

The following table sets forth the number of companies listed on the KRX KOSPI Market, the corresponding total market capitalization at the end of the periods indicated and the average daily trading volume for those periods:

	Market Capitalization on the Last Day of Each Period					Average Daily Trading Volume, Value
Year	Number of Listed Companies	(Billions of Won)		(Millions of US$) (1)		Thousands of shares	(Millions of Won)		(Thousands of US$) (1)
1982	334	(Won)	3,001	US$	4,279	9,704	(Won)	6,667	US$	9,507
1983	328		3,490		4,666	9,325		5,941		7,944
1984	336		5,149		6,434	14,847		10,642		13,301
1985	342		6,570		7,921	18,925		12,315		14,846
1986	355		11,994		13,439	31,755		32,870		36,830
1987	389		26,172		30,250	20,353		70,185		81,120
1988	502		64,544		81,177	10,367		198,364		249,483
1989	626		95,477		138,997	11,757		280,967		409,037
1990	669		79,020		115,610	10,866		183,692		268,753
1991	686		73,118		101,623	14,022		214,263		297,795
1992	688		84,712		110,691	24,028		308,246		402,779
1993	693		112,665		142,668	35,130		574,048		726,919
1994	699		151,217		185,657	36,862		776,257		953,047
1995	721		141,151		178,266	26,130		487,762		616,016
1996	760		117,370		151,289	26,571		486,834		627,525
1997	776		70,989		82,786	41,525		555,759		648,115
1998	748		137,799		81,297	97,716		660,429		389,634
1999	725		349,504		294,319	278,551		3,481,620		2,931,891
2000	704		188,042		166,703	306,163		2,602,211		2,306,925
2001	689		255,850		200,039	473,241		1,997,420		1,561,705
2002	683		258,681		217,379	857,245		3,041,598		2,308,789
2003	684		355,363		298,123	542,010		2,216,636		1,859,594
2004	683		412,588		398,597	372,895		2,232,108		2,156,418
2005	702		655,075		648,589	467,629		3,157,662		3,126,398
2006	731		704,588		757,621	279,096		3,435,180		3,693,742
2007	745		951,900		1,017,205	363,732		5,539,588		5,919,628
2008	763		592,635		469,600	355,205		5,189,643		4,112,238
2009	770		887,935		763,027	485,657		5,795,426		4,980,172
2010	777		1,141,885		1,009,981	380,859		5,619,768		4,970,607
2011 (through June 10)	781		1,150,248		1,061,115	333,301		7,458,658		6,880,681

Source:    The KRX KOSPI Market

(1)	Converted at the noon buying rate of the Federal Reserve Bank of New York in effect on the last business day of the period indicated.

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

As the cash deposited with a financial investment company with a brokerage license is regarded as belonging to such financial investment company, which is liable to return the same at the request of its customer, the customer cannot take back deposited cash from such financial investment company if a bankruptcy or reorganization procedure is instituted against such financial investment company and, therefore, can suffer from loss or damage as a result. However, the Depositor Protection Act provides that the Korea Deposit Insurance Corporation will, upon the request of the investors, pay investors an amount equal to the full amount of cash deposited with a financial investment company with a brokerage license prior to August 1, 1998 in case of such financial investment company’s bankruptcy, liquidation, cancellation of securities business license or other insolvency events. However, this indemnification was available only until the end of 2000. From 2001, the maximum amount to be paid to each customer is limited to (Won)50 million. Pursuant to the Financial Investment Services and Capital Markets Act, financial investment companies with a dealing and/or brokerage license are required to deposit the cash received from its customers to the extent the amount is not covered by the insurance with the Korea Securities Finance Corporation, a special entity established pursuant to the Financial Investment Services and Capital Markets Act. Set-off or attachment of cash deposits by such financial investment companies is prohibited. The premiums related to this insurance are paid by such financial investment companies.

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

Any single stockholder and persons who stand in a special relationship with that stockholder that acquire more than 4% of the voting stock of a nationwide Korean bank pursuant to the Bank Act will be subject to reporting requirements. In addition, any single stockholder and persons who stand in a special relationship with that stockholder that acquire in excess of 10% of a nationwide bank’s total issued and outstanding shares with voting rights must receive approval from the Financial Services Commission to acquire shares in each instance where the total shareholding would exceed 10%, 25% or 33%, respectively, of the bank’s total issued and outstanding shares with voting rights. See “Item 4B. Business Overview—Supervision and Regulation—Principal Regulations Applicable to Banks—Restrictions on Bank Ownership.”

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

For over-the-counter transactions of shares between foreigners outside the KRX KOSPI Market or the KRX KOSDAQ Market for shares with respect to which the limit on aggregate foreign ownership has been reached or exceeded, a financial investment company with a brokerage license in Korea must act as an intermediary. Odd-lot trading of shares outside the KRX KOSPI Market or the KRX KOSDAQ Market must involve a financial investment company with a dealing license as the other party. Foreign investors are prohibited from engaging in margin transactions by borrowing shares from a financial investment company with a dealing and/or brokerage license with respect to shares that are subject to a foreign ownership limit.

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

Upon a foreign investor’s purchase of shares through the KRX KOSPI Market or the KRX KOSDAQ Market, no separate report by the investor is required because the investment registration card system is designed to control and oversee foreign investment through a computer system. However, a foreign investor’s acquisition or sale of shares outside the KRX KOSPI Market or the KRX KOSDAQ Market (as discussed above) must be reported by the foreign investor or his standing proxy to the governor of the Financial Supervisory Service at the time of each such acquisition or sale. In addition, if a foreign investor acquires or sells his shares in connection with a tender offer, odd-lot trading of shares or trades of a class of shares for which the aggregate foreign ownership limit has been reached or exceeded, such foreign investor or his standing proxy must ensure that the financial investment company that was engaged to facilitate the transaction reports such transaction to the governor of the Financial Supervisory Service. A foreign investor may appoint a standing proxy from among the Korea Securities Depository, foreign exchange banks (including domestic branches of foreign banks), financial investment companies with a dealing and/or brokerage license (including domestic branches of foreign financial investment companies with such license), financial investment companies with a collective investment license (including domestic branches of foreign financial investment companies with such license) and internationally recognized custodians which will act as a standing proxy to exercise stockholders’ rights or perform any matters related to the foregoing activities if the foreign investor does not perform these activities himself. Generally, a foreign investor may not permit any person, other than its standing proxy, to exercise rights relating to his shares or perform any tasks related thereto on his behalf. However, a foreign investor may be exempted from complying with these standing proxy rules with the approval of the governor of the Financial Supervisory Service in cases deemed inevitable by reason of conflict between laws of Korea and the home country of the foreign investor.

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

Under the Investment Rules, with certain exceptions, foreign investors may acquire shares of a Korean company without being subject to any foreign investment ceiling. As one such exception, designated public corporations are subject to a 40% ceiling on the acquisition of shares by foreigners in the aggregate. Designated public corporations may set a ceiling on the acquisition of shares by a single person in their articles of incorporation. Currently, Korea Electric Power Corporation is the only designated public corporation that has set such a ceiling. Furthermore, an investment by a foreign investor in 10% or more of the issued and outstanding shares with voting rights of a Korean company is defined as a foreign direct investment under the Foreign Investment Promotion Act of Korea. Generally, a foreign direct investment must be reported to the Ministry of Knowledge Economy of Korea. The acquisition of shares of a Korean company by a foreign investor may also be subject to certain foreign or other shareholding restrictions in the event that the restrictions are prescribed in a specific law that regulates the business of the Korean company. For a description of such restrictions applicable to Korean banks, see “Item 4B. Business Overview—Supervision and Regulation—Principal Regulations Applicable to Banks—Restrictions on Bank Ownership.”

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

As of December 31, 2010, our authorized share capital is 1,000,000,000 shares. Subject to applicable laws and regulations, we are authorized to issue shares of preferred stock up to one-half of all of the issued and outstanding shares and shares of convertible stock up to 20% of all of the issued and outstanding shares under our articles of incorporation. Also, at the time of issuance of preferred shares, we may, pursuant to a resolution of the board of directors, issue such preferred shares as redeemable shares that can be redeemed at our discretion using our profits. Furthermore, through an amendment of the articles of incorporation, we may create new classes of shares, which may be common shares or preferred shares having additional features as prescribed under the Korean Commercial Code. See “—Voting Rights.”

As of the date of this annual report, 386,351,693 shares of common stock were issued and 351,384,731 shares of common stock were outstanding. No preferred stock is currently outstanding. All of the issued and outstanding shares are fully-paid and non-assessable, and are in registered form. Our authorized but unissued share capital consists of 613,648,307 shares. We may issue the unissued shares without further stockholder approval, subject to a board resolution as provided in the articles of incorporation. See “—Preemptive Rights and Issuances of Additional Shares” and “—Dividends and Other Distributions—Distribution of Free Shares.”

Our articles of incorporation provide that our stockholders may, by special resolution, grant to our and our subsidiaries’ officers, directors and employees stock options exercisable for up to 15% of the total number of our issued and outstanding shares. Our board of directors may also grant stock options to non-director officers and employees exercisable for up to 1% of our issued and outstanding shares, provided that such grant must be approved by a resolution of the subsequent general meeting of stockholders. As of April 30, 2011, our officers, directors and employees held options to purchase 2,151,279 shares of our common stock. Upon their exercise of such stock options, we are required to pay in cash the difference between the exercise price and the market price of our common stock at the date of exercise. See “Item 6E. Share Ownership—Stock Options.”

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

For information regarding Korean taxes on dividends, see “Item 10E. Taxation—Korean Taxation.”

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

General Meetings of Stockholders

There are two types of general meetings of stockholders: annual general meetings and extraordinary general meetings. We will be required to convene our annual general meeting within three months after the end of each fiscal year. Subject to a board resolution or court approval, an extraordinary general meeting of stockholders may be held when necessary or at the request of the holders of an aggregate of 3% or more of our issued and outstanding shares, or the holders of an aggregate of 1.5% or more of our issued and outstanding stock with voting rights, who have held those shares at least for six months. Under the Korean Commercial Code, an extraordinary general meeting of stockholders may also be convened at the request of our Audit Committee, subject to a board resolution or court approval. Holders of non-voting shares may be entitled to request a general meeting of stockholders only to the extent the non-voting shares have become enfranchised as described under the section entitled “—Voting Rights” above, hereinafter referred to as “enfranchised non-voting shares.” Meeting agendas will be determined by the board of directors or proposed by holders of an aggregate of 3% or more of the issued and outstanding shares with voting rights, or by holders of an aggregate of 0.5% or more of our issued and outstanding shares with voting rights, who have held those shares for at least six months, by way of a written proposal to the board of directors at least six weeks prior to the meeting. Written notices or e-mail notices stating the date, place and agenda of the meeting must be given to the stockholders at least two weeks prior to the date of the general meeting of stockholders. Notice may, however, be given to holders of 1% or less of the total number of issued and outstanding shares which are entitled to vote, either by placing at least two public notices at least two weeks in advance of the meeting in at least two daily newspapers or by placing a notice through the electronic disclosure system operated by the Financial Supervisory Service or the Korea Exchange. Stockholders who are not on the stockholders’ register as of the record date will not be entitled to receive notice of the general meeting of stockholders, and they will not be entitled to attend or vote at such meeting. Holders of enfranchised non-voting shares who are on the stockholders’ register as of the record date will be entitled to receive notice of the general meeting of stockholders and they will be entitled to attend and vote at such meeting. Otherwise, holders of non-voting shares will not be entitled to receive notice of or vote at general meetings of stockholders.

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

Required Disclosure of Ownership

Under Korean law, stockholders who beneficially hold more than a certain percentage of our common stock, or who are related to or are acting in concert with other holders of certain percentages of our common stock or our other equity securities, must report the status of their holdings to the Financial Services Commission and other relevant governmental authorities. For a description of such required disclosure of ownership, see “Item 4B. Business Overview—Supervision and Regulation—Principal Regulations Applicable to Financial Holding Companies—Restrictions on Ownership of a Financial Holding Company” and “Item 9C. Markets—Reporting Requirements for Holders of Substantial Interests.”

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

In addition, foreign stockholders may appoint a standing proxy among the foregoing and generally may not allow any person other than the standing proxy to exercise rights to the acquired shares or perform any tasks related thereto on their behalf. Certain foreign exchange controls and securities regulations apply to the transfer of shares by non-residents or non-Koreans. See “Item 9C. Markets” and “Item 10D. Exchange Controls.” Except as provided in the Financial Holding Company, the ceiling on the aggregate shareholdings of a single stockholder and persons who stand in a special relationship with such stockholder is 10% of our issued and outstanding voting shares. See “Item 4B. Business Overview—Supervision and Regulation—Principal Regulations Applicable to Financial Holding Companies—Restrictions on Ownership of a Financial Holding Company.”

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

In April 2008, Kookmin Bank and KB Asset Management Co., Ltd. entered into an agreement with ING Bank N.V. and ING Insurance International B.V. related to the planned establishment of KB Financial Group through a comprehensive stock transfer. Pursuant to this agreement and subject to certain conditions, ING Bank and ING Insurance International approved and agreed to support the stock transfer. The parties also agreed, among others, that the stock transfer shall not constitute a change of control or termination event for purposes of various agreements in effect between the parties and that Kookmin Bank and ING Bank agree to effect an assignment of Kookmin Bank’s rights and obligations under the amended and restated strategic alliance agreement to KB Financial Group.

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

For more details regarding our relationship with ING Groep N.V., see “Item 4A. History and Development of the Company—History of H&CB,” “Item 4B. Business Overview—Other Businesses—Bancassurance,” and “Item 7B. Related Party Transactions.”

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

Subject to certain exceptions for short-term and hedged positions, the U.S. dollar amount of dividends received by an individual prior to January 1, 2013 with respect to the ADSs will be subject to taxation at a maximum rate of 15% if the dividends are “qualified dividends.” Dividends paid on the ADSs will be treated as qualified dividends if (i) the ADSs are readily tradable on an established securities market in the United States and (ii) the Company was not, in the year prior to the year in which the dividend was paid, and is not, in the year in which the dividend is paid, a passive foreign investment company as defined for U.S. federal income tax purposes (“PFIC”). The ADSs are listed on the New York Stock Exchange, and will qualify as readily tradable on an established securities market in the United States so long as they are so listed. Based on our audited financial statements, we believe that we were not a PFIC in our 2009 or 2010 taxable year. In addition, based on our audited financial statements and current expectations regarding our income, assets and activities, we do not anticipate becoming a PFIC for our 2011 taxable year.

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

Taxation of Dividends on Shares or ADSs

We will deduct Korean withholding tax from dividends paid to you (whether payable in cash or in shares) at a rate of 22.0% (inclusive of resident surtax). If you are a beneficial owner of the dividends in a country that has entered into a tax treaty with Korea, you may qualify for a reduced rate of Korean withholding tax. See “—Tax Treaties” below for a discussion on treaty benefits. If we distribute to you shares representing a transfer of earning surplus or certain capital reserves into paid-in capital, that distribution may be subject to Korean withholding tax.

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

Taxation of Capital Gains From Transfer of Shares or ADSs

As a general rule, capital gains earned by non-residents upon transfer of our common shares or ADSs are subject to Korean withholding tax at the lower of (1) 11% (inclusive of resident surtax) of the gross proceeds realized or (2) subject to the production of satisfactory evidence of acquisition costs and certain direct transaction costs of the common shares or ADSs, 22.0% (inclusive of resident surtax) of the net realized gain, unless exempt from Korean income taxation under the applicable Korean tax treaty with the non-resident’s country of tax residence. See “—Tax Treaties” below for a discussion on treaty benefits. Even if you do not qualify for an exemption under a tax treaty, you will not be subject to the foregoing withholding tax on capital gains if you qualify under the relevant Korean domestic tax law exemptions discussed in the following paragraphs.

In regards to the transfer of our common shares through the Korea Exchange, you will not be subject to the withholding tax on capital gains (as described in the preceding paragraph) if you (1) have no permanent establishment in Korea and (2) did not own or have not owned (together with any shares owned by any person with which you have a certain special relationship) 25% or more of the total issued and outstanding shares, which may include the common shares represented by the ADSs, at any time during the calendar year in which the sale occurs and during the five calendar years prior to the calendar year in which the sale occurs.

Capital gains earned by you (regardless of whether you have a permanent establishment in Korea) from the transfer of ADSs outside Korea will be exempt from Korean income taxation by virtue of the Special Tax Treatment Control Law of Korea, or the STTCL, provided that the issuance of the ADSs is deemed to be an overseas issuance under the STTCL. However, capital gains from transfers of ADSs outside Korea will not be exempt from Korean income taxation under the STTCL if you owned our common shares prior to the issuance of the ADSs upon the deposit of such common shares and you retain ownership of such ADSs until the date of their transfer.

If you are subject to tax on capital gains with respect to the sale of ADSs, or of our common shares you acquired as a result of a withdrawal, the purchaser or, in the case of the sale of the common shares on the Korea Exchange or through a financial investment company with a brokerage license in Korea, such financial investment company is required to withhold Korean tax from the sales price in an amount equal to the lower of (1) 11% (inclusive of resident surtax) of the gross realization proceeds or (2) subject to the production of satisfactory evidence of acquisition costs and certain direct transaction costs of the common shares or ADSs, 22.0% (inclusive of resident surtax) of the net realized gain, and to make payment of these amounts to the Korean tax authority, unless you establish your entitlement to an exemption under an applicable tax treaty or domestic tax law. To obtain the benefit of an exemption from tax pursuant to an applicable tax treaty, you must submit to the purchaser or the financial investment company, or through the ADS depositary, as the case may be, prior to or at the time of payment, such evidence of your tax residence as the Korean tax authorities may require in support of your claim for treaty benefits. See the discussion under “—Tax Treaties” below for an additional explanation on claiming treaty benefits.

Tax Treaties

Korea has entered into a number of income tax treaties with other countries (including the United States), which would reduce or exempt Korean withholding tax on dividends on, and capital gains on transfer of, the common shares or ADSs. For example, under the Korea-United States income tax treaty, reduced rates of Korean withholding tax of 16.5% or 11.0% (depending on your shareholding ratio and inclusive of resident surtax) on dividends and an exemption from Korean withholding tax on capital gains are available to residents of the United States that are beneficial owners of the relevant dividend income or capital gains, subject to certain exceptions. However, under Article 17 (Investment of Holding Companies) of the Korea-United States income tax treaty, such reduced rates and exemption do not apply if (i) you are a United States corporation, (ii) by reason of any special measures, the tax imposed on you by the United States with respect to such dividend income or capital gains is substantially less than the tax generally imposed by the United States on corporate profits and (iii) 25% or more of your capital is held of record or is otherwise determined, after consultation between competent authorities of the United States and Korea, to be owned directly or indirectly by one or more persons who are not individual residents of the United States. Also, under Article 16 (Capital Gains) of the Korea-United States income tax treaty, the exemption on capital gains does not apply if you are an individual and (a) you maintain a fixed base in Korea for an aggregate of 183 days or more during a given taxable year and your ADSs or common shares giving rise to capital gains are effectively connected with such fixed base or (b) you are present in Korea for an aggregate of 183 days or more during a given taxable year.

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

Securities Transaction Tax

If you transfer our common shares on the Korea Exchange, you will be subject to securities transaction tax at the rate of 0.15% and an agriculture and fishery special surtax at the rate of 0.15% of the sale price of the common shares. If your transfer of the common shares is not made on the Korea Exchange, subject to certain exceptions, you will be subject to securities transaction tax at the rate of 0.5% and will not be subject to an agriculture and fishery special surtax.

Under the Securities Transaction Tax Law, last amended in December 2010, depositary receipts (such as American depositary receipts) constitute share certificates subject to the securities transaction tax. However, the transfer of depositary receipts listed on the New York Stock Exchange, the Nasdaq Global Market, or other qualified foreign exchanges is exempt from the securities transaction tax.

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

Overview

As a financial services provider, we are exposed to various risks related to our lending and trading businesses, our funding activities and our operating environment, principally through Kookmin Bank, our banking subsidiary. Our goal in risk management is to ensure that we identify, measure, monitor and control the various risks that arise, and that our organization adheres strictly to the policies and procedures which we establish to address these risks. Under our internal regulations pertaining to our consolidated capital adequacy ratio and internal standards for risk appetite and economic capital under Basel II, we identify the following eight separate categories of risk inherent in our business activities: credit risk, market risk, operational risk, interest rate risk, liquidity risk, credit concentration risk, reputation risk and strategic risk. Of these, the principal risks to which we are exposed are credit risk, market risk, liquidity risk and operational risk, and we strive to manage these and other risks within acceptable limits.

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

The following chart sets out our risk management governance structure as of the date of this annual report:

Group Risk Management Committee

Our Group Risk Management Committee is a board-level committee that is responsible for overseeing all risks and advising the board of directors with respect to risk management-related issues. The committee consists of one executive director, one non-standing director and three non-executive directors (one of whom serves as the chairman of the committee), and its major roles include:

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

In the case of Kookmin Bank, our banking subsidiary, the risk management activities of its Risk Management Committee is supported by Kookmin Bank’s Risk Management Council, which serves as the executive decision making body for Kookmin Bank’s risk management operations. At the operational level, Kookmin Bank’s Risk Management Department and the Credit Analysis Group work closely with its business groups to implement risk management strategies, policies and procedures in accordance with the directives set forth by the Group Risk Management Committee and the risk management strategies determined by Kookmin Bank’s Risk Management Committee.

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

Retail Loan Approval Process

Mortgage Loans and Secured Retail Loans. Kookmin Bank’s processing center staff reviews mortgage loans and retail loans secured by real estate or guarantees. Branch staff employees of Kookmin Bank forward loan applications to processing centers. However, in the case of loans secured by deposits with Kookmin Bank, its branch staff approves such loans. Kookmin Bank makes lending decisions based on its assessment of the value of the collateral, debt service capability and the borrower’s score generated from its credit scoring systems.

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

Kookmin Bank evaluates all of its corporate borrowers by using credit rating systems, except for applicants whose borrowings are fully secured by deposits or applicants who have obtained third-party guarantees from the government or certain other very highly rated guarantors. See “—Credit Evaluation.”

For owner-operated enterprises (which we refer to as SOHOs) with total outstanding loans of less than (Won)1 billion, Kookmin Bank has put in place a SOHO credit rating system, which adopts simplified credit evaluation modeling procedures. This system consists of a scoring model, a qualitative credit assessment (or QCA) model and a preliminary examination checklist. The scoring model analyzes information with respect to the customer’s personal information and bank transaction history. The QCA model analyzes information about business capability, operating capability, management capability, transaction reliability, documentary reliability and financial stability. The preliminary examination checklist is based on information regarding the customer’s credit delinquencies, loans and outstanding credit card debt. This system classifies customers into 13 possible credit ratings.

For SOHOs with total outstanding loans of (Won)1 billion or more, Kookmin Bank has put in place a separate credit rating system known as “SOHO CRS.” For other small- and medium-sized enterprises, Kookmin Bank has put in place a similar credit rating system known as CRS. For large corporations, Kookmin Bank has put in place a similar credit rating system known as LCRS. For financial institutions, certain non-profit organizations and public institutions, Kookmin Bank has put in place a similar credit rating system known as FNP CRS. The SOHO CRS, the CRS, the LCRS and the FNP CRS models consist of the following three parts:

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

Credit Card Approval Process

We make decisions on all credit card approvals based on the Financial Supervisory Service standard of review for payment ability (such as the occupation and income of the applicant), as well as a combination of KB Kookmin Card’s internal application scoring system and a credit scoring system developed by independent credit bureaus.

KB Kookmin Card’s application scoring system reflects various credit information, including basic customer information (such as credit history), transaction history with it, if any, delinquency and transaction history with other card companies and financial institutions and credit information provided by the Korea Federation of Banks and other credit bureaus. KB Kookmin Card also considers repayment ability, total assets, total outstanding debts and the length of the applicant’s relationship, if any, and past contribution to our profitability, if any.

The credit scoring system developed by credit bureaus, reflects various sources of information regarding the credit risk of customers, including delinquency and transaction history with other credit card companies and financial institutions.

On the basis of the standard of review for payment ability and the combination of the scores from our application scoring system and the credit scoring system developed by independent credit bureaus, KB Kookmin Card establishes, among other things, the term of any new approvals, initial limits and differentiation of fee rates with respect to its credit cards. KB Kookmin Card’s systems allow it to differentiate applicants into groups that receive immediate credit card approval or rejection, or that may require it to further investigate that applicant’s credit qualifications. The initial limits of new applicants are based on their estimated monthly income, which is based on their occupation and the value of their personal assets. KB Kookmin Card applies its fee rates to applicants differently according to risk premium and profitability.

Total Exposure Management

We establish and manage total exposure limits for corporations, chaebols and industries, as well as certain small- and medium-sized enterprises, in order to optimize the use of credit availability and avoid excessive risk concentration. We establish total exposure limits for large corporations to which we have exposures (in the form of securities or loans) of over (Won)5 billion, small- and medium-sized enterprises to which we have exposures (in the form of securities or loans) of over (Won)20 billion and chaebols designated by the Financial Supervisory Service or by Kookmin Bank, by reviewing factors such as their industry, size, cash flows, financial ratios and credit ratings, while establishing exposure limits for industries by peer group, as defined by us, by reviewing the “exposure at default,” nonpayment ratio, sales growth ratio and share of total exposure for each industry. The guidelines used to set these total exposure limits are approved by Kookmin Bank’s Risk Management Council after review by the Credit Risk Management Subcommittee.

Kookmin Bank’s maximum exposure limit is within 20% of its Tier I and Tier II capital for a single chaebol, and within 10% of its Tier I and Tier II capital for an individual large corporation.

We manage and control exposure limits on a daily basis. The principal system that we use for this purpose is the Total Exposure Management System. This system allows us to monitor and control our total exposure to large corporations, chaebols and industries. We monitor our exposure to large corporations to which we have an exposure of (Won)5 billion or more, individual corporations to which we have an exposure of more than (Won)20 billion, and also our exposure to the 59 chaebols, which are comprised of the 37 largest chaebols in Korea designated as such by the Financial Supervisory Service based on their outstanding exposures as well as 22 chaebols selected for monitoring by the Executive Vice President of Kookmin Bank’s Risk Management Division. We also monitor our exposure to industries by peer groups. Our Total Exposure Management System integrates all of our credit-related risk including credit extended by our overseas branches and affiliates. The assets subject to the system include all Won-denominated and foreign currency-denominated loans, all assets in trust accounts except specified money trusts, guarantees, trade-related credits, commercial paper, corporate bonds and other securities and derivatives.

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

Credit Risk Management and Monitoring

Kookmin Bank’s Credit Risk Department manages and regulates our loan portfolio policies. It also analyzes and monitors our loan portfolios and monitors our compliance with the applicable limits for credit risk. Moreover, it separately manages high-risk products, such as real estate project financing loans and cross-market derivative products, by setting appropriate limits.

Credit Review

Kookmin Bank’s credit review function is independent of the business groups which manage our assets. Its Credit Review Department:

•	reviews internal credit regulations, policies and systems;

•	analyzes the credit status of selected loan assets and verifies the appropriateness of the credit evaluations/approvals made by branches and headquarters; and

•	evaluates the corporate credit risk of potentially insolvent companies.

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

Kookmin Bank’s Credit Review Department also analyzes issues related to credit risk and provides information necessary for the formulation of effective credit policies and strategies and for effective credit risk management.

Market Risk Management

The major risk to which we are exposed is interest rate risk on debt instruments and interest-bearing securities and, to a lesser extent, equity risk and foreign exchange risk. The financial instruments that expose us to these risks are securities and financial derivatives. We are not exposed to significant commodity risk, the other recognized form of market risk, as we allow only back-to-back transactions with respect to commodities. We are also exposed to interest rate risk and liquidity risk in Kookmin Bank’s banking book. We divide market risk into risks arising from trading activities and risks arising from non-trading activities.

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

Kookmin Bank’s Asset Liability Management Committee is responsible for day-to-day interest rate and liquidity risk management for its non-trading activities. The committee meets on a regular basis and as required to respond to developments in the market and the economy. Members of the Asset Liability Management Committee, acting through Kookmin Bank’s Financial Management Department, review Kookmin Bank’s interest rate and liquidity gap position monthly, formulate a view on interest rates, establishing strategies with respect to deposit and lending rates and review the business profile and its impact on asset and liability management.

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

We generally manage our market risk at the portfolio level. To control our exposure to market risk, we use EC limits set by Kookmin Bank’s Risk Management Council for Kookmin Bank and at the group and department levels within Kookmin Bank, VaR, position and stop loss limits set by Kookmin Bank’s Risk Management Council for Kookmin Bank and at the group level within Kookmin Bank, and VaR, position, stop loss and sensitivity limits (PVBP, Delta, Gamma, Vega) set by Kookmin Bank’s Market Risk Management Subcommittee at the department level within Kookmin Bank. We prepared our risk control and management guidelines for derivative trading based on the regulations and guidelines promulgated by the Financial Supervisory Service.

In addition, in connection with our adoption of ASC 820-10, we have implemented internal processes which include a number of key controls designed to ensure that fair value is measured appropriately, particularly where a fair value model is internally developed and used to price a significant product. See “Item 5A. Operating Results—Critical Accounting Policies—Valuation of Securities and Financial Instruments” and Notes 1 and 29 of the notes to our consolidated financial statements. For example, each year, Kookmin Bank’s Risk Management Department reviews the existing pricing and valuation models, with a focus on their underlying modeling assumptions and restrictions, to assess the appropriateness of their continued use. In consultation with Kookmin Bank’s Trading Department, the Risk Management Department recommends potential valuation models to Kookmin Bank’s Fair Value Evaluation Committee. Upon approval by Kookmin Bank’s Fair Value Evaluation Committee, the selected valuation models are reported to its Market Risk Management Subcommittee.

We monitor market risk arising from trading activities of our business groups and departments. The market risk measurement model we use for both our Won-denominated trading operations and foreign currency-denominated trading operations is implemented through our integrated market risk management system called Adaptiv, which enables us to generate consistent VaR numbers for all trading activities.

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

The following table shows Kookmin Bank’s daily VaRs as of December 31, 2008, 2009 and 2010, at a 99% confidence level for a one-day holding period, for interest risk, equity risk and foreign exchange risk relating to our trading activities. The following figures were calculated on a non-consolidated basis.

	As of December 31,
	2008		2009		2010
	(in billions of Won)
Risk categories:
Interest risk	(Won)	7.5	(Won)	8.9	(Won)	4.8
Equity risk		2.1		3.6		0.5
Foreign exchange risk		2.9		5.8		5.2
Less: diversification		4.9		8.5		3.7
Diversified VaR for overall trading activities		7.6		9.8		6.8

Back-Testing. We conduct back testing on a daily basis to validate the adequacy of our market risk model. In back testing, we compare both the actual and hypothetical profit and loss with the VaR calculations and analyze any results that fall outside our predetermined confidence interval of 99%.

Stress testing. In addition to VaR, which assumes normal market situations, we use stress testing to assess our market risk exposure to abnormal market fluctuations. Abnormal market fluctuations include significant declines in the stock market and significant increases in the general level of interest rates. This is an important way to supplement VaR, as VaR is a statistical expression of possible loss under a given confidence level and holding period. It does not cover potential loss if the market moves in a manner that is outside our normal expectations. Stress testing projects the anticipated change in value of holding positions under certain scenarios assuming that no action is taken during a stress event to change the risk profile of a portfolio. According to Kookmin Bank’s stress testing, we estimate that as of December 31, 2010, Kookmin Bank’s trading securities portfolio, which represents most of our trading risk, could have lost (Won)157 billion for an assumed short-term extreme decline of approximately 25% in the equity market and an approximate 113 basis point increase in interest rates under an abnormal stress environment.

We monitor the impact of market turmoil or any abnormality by conducting stress tests and confirming that the results are within our market risk limits. If the impact is large, Kookmin Bank’s chief risk officer may request that our portfolio be restructured or other appropriate action be taken.

Interest Risk

Interest risk from trading activities arises mainly from our trading of Won-denominated debt securities. Our trading strategy is to benefit from short-term movements in the prices of debt securities arising from changes in interest rates. As our trading accounts are marked-to-market daily, we manage the interest risk related to our trading accounts using market value-based tools such as VaR and sensitivity analysis. As of December 31, 2010, the VaR of Kookmin Bank’s interest risk from trading was (Won)5 billion and the weighted average duration, or weighted average maturity, of its Won-denominated trading debt securities was approximately two years.

Foreign Exchange Risk

Foreign exchange risk arises because we have assets and liabilities that are denominated in currencies other than Won, as well as off-balance sheet items such as foreign exchange forwards and currency swaps.

Prior to August 2010, assets and liabilities denominated in U.S. dollars, Japanese yen, and Euro typically accounted for the majority of our foreign currency assets and liabilities. Beginning in August 2010, the Kazakhstan tenge has accounted for the majority of our foreign currency assets and liabilities. Until August 2010, our investment in JSC Bank CenterCredit, a Kazakhstan Bank, was fully hedged against currency risk. See “Item 4B. Business Overview—Capital Markets Activities and International Banking—International Banking.” However, in August 2010, we decided to discontinue such currency hedge as the value of the Won had remained relatively stable against the Kazakhstan tenge for a prolonged period of time.

The difference between our foreign currency assets and liabilities is offset against forward foreign exchange positions, currency options and currency swaps to obtain our net foreign currency open position. Kookmin Bank’s Risk Management Council and Market Risk Management Subcommittee oversee Kookmin Bank’s foreign exchange exposure for both trading and non-trading purposes by establishing a limit for this net foreign currency open position, together with stop loss limits. VaR limits are established on a combined basis for our domestic operations and foreign branches.

The following table shows Kookmin Bank’s non-consolidated net open positions at the end of 2008, 2009 and 2010. Positive amounts represent long positions and negative amounts represent short positions. The net open positions held by subsidiaries other than Kookmin Bank are not significant.

	As of December 31, (1)
	2008		2009		2010
	(in millions of US$)
Currency:
U.S. dollars	US$	13.9	US$	71.5	US$	(30.3)
Japanese yen		4.7		18.8		(6.9)
Euro		3.0		45.9		1.8
Kazakhstan tenge		0.0		(1.8)		296.5
Others		32.7		(1.4)		12.9

Total	US$	54.3	US$	133.0	US$	274.0

(1)	Amounts prepared on a non-consolidated basis.

Equity Price Risk

Equity price risk results from our equity trading portfolio in Won since we do not have any trading exposure to shares denominated in foreign currencies.

The equity trading portfolio in Won consists of exchange-traded stocks and nearest month or second nearest month futures contracts under strict limits on diversification as well as position limits and stop loss limits.

Kookmin Bank’s Risk Management Council and Market Risk Management Subcommittee set annual and monthly stop loss limits that are monitored by Kookmin Bank’s Risk Management Department. In order to ensure timely action, the stop loss limit of individual securities is monitored by the relevant middle office.

As of December 31, 2010, Kookmin Bank’s equity trading position was (Won)27 billion.

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

•

With respect to liability maturities, adapting the regression analysis using last 36 months’ average balance, we assume “non-core” and “ rate sensitive core” demand deposits to have remaining maturities of three months or less; and we assume “rate insensitive core” demand deposits to have remaining maturities between one year and four years.

The following table shows Kookmin Bank’s non-consolidated interest rate gap for Won-denominated accounts and foreign currency-denominated accounts as of December 31, 2010, based on our Korean GAAP accounts, which vary in certain significant respects from our accounts prepared in accordance with U.S. GAAP.

	As of December 31, 2010 (1)
	0-3 Months		3-6 Months		6-12 Months		1-3 Years		Over 3 Years		Total
	(in billions of Won, except percentages)
Won-denominated Interest-earning assets:
Loans	(Won)	108,916	(Won)	44,737	(Won)	11,237	(Won)	2,683	(Won)	1,270	(Won)	168,842
Securities		3,965		1,132		4,417		13,294		8,859		31,666
Others		13,344		1,555		1,238		1,108		95		17,340

Total	(Won)	126,225	(Won)	47,423	(Won)	16,893	(Won)	17,085	(Won)	10,223	(Won)	217,849

Interest-bearing liabilities:
Deposits	(Won)	75,947	(Won)	18,039	(Won)	44,197	(Won)	29,233	(Won)	13,185	(Won)	180,601
Borrowings		3,733		—		—		—		—		3,733
Others		9,807		1,757		5,474		5,253		6,142		28,433

Total	(Won)	89,487	(Won)	19,796	(Won)	49,671	(Won)	34,486	(Won)	19,327	(Won)	212,768

Sensitivity gap		36,737		27,627		(32,778)		(17,402)		(9,104)		5,081
Cumulative gap		36,737		64,365		31,587		14,185		5,081
% of total assets		16.9%		29.5%		14.5%		6.5%		2.3%
Foreign currency-denominated Interest-earning assets:
Due from banks	(Won)	208	(Won)	26	(Won)	23	(Won)	—	(Won)	—	(Won)	257
Loans		5,588		669		340		432		17		7,046
Securities		465		85		54		183		379		1,167
Others		3,407		1,066		280		48		0		4,800

Total	(Won)	9,667	(Won)	1,847	(Won)	697	(Won)	662	(Won)	396	(Won)	13,269

Interest-bearing liabilities:
Deposits	(Won)	1,458	(Won)	1,376	(Won)	79	(Won)	2	(Won)	—	(Won)	2,915
Borrowings		4,290		1,529		796		90		—		6,706
Others		1,861		80		59		1,007		—		3,007

Total	(Won)	7,609	(Won)	2,985	(Won)	934	(Won)	1,100	(Won)	—	(Won)	12,628

Sensitivity gap		2,058		(1,138)		(238)		(437)		396		641
Cumulative gap		2,058		920		682		245		641
% of total assets		15.5%		6.9%		5.1%		1.8%		4.8%

(1)	The numbers are prepared on a non-consolidated basis in accordance with Korean GAAP for internal management purposes.

Duration Gap Analysis. We also perform duration gap analysis to measure and manage interest rate risk. Duration gap analysis is a more long-term risk indicator than interest rate gap analysis, as interest rate gap analysis focuses more on accounting income as opposed to the market value of the assets and liabilities. We emphasize duration gap analysis because, in the long run, our principal concern with respect to interest rate fluctuations is the net asset value rather than net interest revenue changes. In 2010, our asset and liability duration gap was negative and it moved between (-)0.334 years and (-)0.237 years. Accordingly, our net asset value would have declined between (Won)528 billion and (Won)731 billion if interest rates had decreased by one percentage point.

For duration gap analysis we use or assume the same maturities for different assets and liabilities that we use or assume for our interest rate gap analysis.

The following table, which was prepared in accordance with Korean GAAP, shows duration gaps and net asset value changes when interest rates decrease by one percentage point as of the specified dates on a non-consolidated basis.

Date	Asset duration	Liability duration	Duration gap	Net asset value change
	(in years)	(in years)	(in years)	(in billions of Won)
June 30, 2008	0.5249	0.7890	(0.222)	(459)
December 31, 2008	0.4923	0.8304	(0.302)	(648)
June 30, 2009	0.4801	0.7949	(0.291)	(643)
December 31, 2009	0.4549	0.7814	(0.298)	(648)
June 30, 2010	0.4917	0.7680	(0.253)	(563)
December 31, 2010	0.5444	0.8177	(0.246)	(542)

We set interest rate risk limits using historical interest rate volatility of financial bonds and duration gaps with respect to expected asset and liability positions based on our annual business plans. The Financial Management Department in Kookmin Bank’s Strategy and Finance Management Group submits interest rate gap analysis reports, duration gap analysis reports, sensitivity reports and interest rate risk limit compliance reports monthly to Kookmin Bank’s Asset Liability Management Committee and quarterly to Kookmin Bank’s Risk Management Committee.

The following table, which was prepared in accordance with Korean GAAP, summarizes Kookmin Bank’s interest rate risk on a non-consolidated basis, taking into account asset and liability durations as of December 31, 2010.

	As of December 31, 2010
	3 Months or Less		3-6 Months		6-12 Months		1-3 Years		Over 3 Years		Total
	(in billions of Won, except percentages and maturities in years)
Won-denominated:
Asset position	(Won)	126,225	(Won)	47,423	(Won)	16,893	(Won)	17,085	(Won)	10,223	(Won)	217,849
Liability position		89,487		19,796		49,671		34,486		19,327		212,768
Gap		36,737		27,627		(32,778)		(17,402)		(9,104)		5,081
Average maturity		0.206		0.373		0.722		2.279		2.779
Interest rate volatility		1.58%		2.39%		2.89%		2.42%		2.52%
Amount at risk		120		246		(684)		(960)		(638)		(1,915)

Foreign currency-denominated:
Asset position	(Won)	9,667	(Won)	1,847	(Won)	697	(Won)	662	(Won)	396	(Won)	13,269
Liability position		7,609		2,985		934		1,100		0		12,628
Gap		2,058		(1,138)		(238)		(437)		396		641
Average maturity		0.791		1.330		1.520		0.677		4.368
Interest rate volatility		0.55%		0.65%		1.00%		1.90%		2.20%
Amount at risk		(9)		10		4		6		(38)		(28)

Foreign Exchange Risk

We manage foreign exchange rate risk arising from our non-trading operations together with such risks arising from our trading operations. See “—Market Risk Management for Trading Activities—Foreign Exchange Risk” above.

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

Kookmin Bank’s Fund Management Department is responsible for daily liquidity risk management of its Won and foreign currency exposure. It reports monthly plans for funding and operations to the Asset Liability Management Committee of Kookmin Bank, which discusses factors such as interest rate movements and maturity structures of its deposits, loans and securities.

The following table shows Kookmin Bank’s liquidity status and limits for Won and foreign currency accounts as of December 31, 2010 in accordance with Financial Services Commission regulations:

Won accounts:	1 Month or Less
	(in billions of Won, except percentages)
Assets (A)	(Won)	51,880
Liabilities (B)		41,131
Liquidity gap		10,749
Liquidity ratio (A/B)		126.13%
Limit		100.00%

	7 Days or Less		1 Month or Less		3 Months or Less
	(in millions of US$, except percentages)
Foreign currency assets	US$	4,417	US$	7,955	US$	17,060
Foreign currency liabilities		4,237		8,844		17,913
Maturity gap		180		(890)		(853)
Cumulative gap (A)		180		(890)		(853)
Total assets (B)		38,089		38,089		38,089
Liquidity gap ratio (A/B)		0.47%		(2.34)%		95.24	(1)%
Limits		(3.00)%		(10.00)%		85.00%

(1)	Liquidity ratio.

The Financial Management Department in Kookmin Bank’s Strategy and Finance Management Group reports whether we are complying with these limits monthly to Kookmin Bank’s Asset Liability Management Committee and quarterly to Kookmin Bank’s Risk Management Committee.

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

We manage our operational risk primarily through Kookmin Bank, our banking subsidiary. Kookmin Bank uses an operational risk management framework meeting the Basel II Advanced Measurement Approach, or AMA, under which Kookmin Bank:

•

calculates its operational risk VaR on a quarterly basis using the “loss distribution approach VaR” and “scenario based VaR” methodology, and monitors operational risk in terms of Key Risk Indicators, or KRI, using tolerance levels for each indicator;

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

Internal Control

To monitor and control operational risks, we maintain a system of comprehensive policies and have put in place a control framework designed to provide a stable and well-managed operational environment throughout our organization. Each of our subsidiaries establishes its own internal control system in accordance with the group-level internal control principles. Our Audit Committee, Audit Department and Compliance Supporting Department are responsible for monitoring and advising our subsidiaries regarding their internal control systems. Our Audit Committee, which consists of five non-executive directors, is an independent authority that evaluates the effectiveness and efficiency of our group-wide internal control systems and business processes and monitors our subsidiaries’ compliance with such systems and processes, as well as reviews the reliability of our financial statements to secure the transparency and stability of our management (including through the activities of our independent auditor). In particular, we have established group-wide internal guidelines with respect to our subsidiaries’ reporting requirements. Our subsidiaries review their operations and their level of compliance with internal control systems and business processes on a periodic basis and, as part of this process, they are required to report any problems discovered and any remedial actions taken to our chief compliance officer, who is responsible for reporting to our Audit Committee. Based on the results of these reports, or on an ad hoc basis in response to any problem or potential problem that it identifies, the Audit Committee may direct a subsidiary to conduct an audit of its operations or, if it chooses to do so, conduct its own audit of those operations. The Audit Committee interacts on a regular basis with our Audit Department, Compliance Supporting Department and our independent auditors. In carrying out these duties, the Audit Committee ultimately protects our property for the benefit of our shareholders, investors and customers by independently monitoring our management.

Our Audit Department supports our Audit Committee in monitoring our accounting and business operations and overseeing the management of our subsidiaries’ internal control systems by performing the following activities:

•	general audits, which include full-scale audits of the overall operations performed according to an annual audit plan, and sectional audits of selected operations; and

•

special audits of troubled or weak operations, which are performed when our Audit Committee or executive officer responsible for audits deems it necessary or pursuant to requests by our board, executive officers or supervisory authorities, such as the Financial Supervisory Service.

The Financial Supervisory Service periodically conducts a general examination of our operations. It also performs specific audits on particular aspects of our operations, such as risk management, credit monitoring and liquidity, as the need arises.

Kookmin Bank’s audit division consists of two departments, the Channel Audit Department and the Management Audit Department, and they are the execution bodies for its audit committee and support Kookmin Bank’s management objectives by auditing the operations of its branches using a risk analysis system and reviewing the operations of its headquarters and subsidiaries through the use of “risk-based audit” in accordance with the “business measurement process” audit methodology, which requires that its Management Audit Department evaluate the risk and process of its business units and concentrate their audit capacity with respect to high risk areas.

As a result of recent regulatory trends, Kookmin Bank’s audit division is continuing its efforts to establish an advanced audit system and value-added internal audit by introducing risk-based audit techniques.

Our Compliance Supporting Department operates a compliance system to ensure that all of our employees comply with the relevant laws and regulations. This system’s main function is to establish and manage our compliance program, educate employees and management and improve our internal control process.

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

We currently test our disaster recovery systems on a quarterly basis, with the comprehensive testing including our branches and the main IT center’s disaster recovery system. Our disaster recovery capabilities involve a number of operations other than our core banking operations, including credit card and call center transactions. Internally, our IT Service Operations Department monitors all of our computerized network processes and IT systems. This department monitors and reports on any unusual delays or irregularities reported by our branches. In addition, our IT Planning Department is responsible for the daily monitoring of our entire information security system.

Item 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Fees and Charges

Under the terms of the deposit agreement, as a holder of our ADSs, you are required to pay the following service fees to the depositary:

Services	Fees
Issuance of ADSs	Up to $0.05 per ADS issued

Cancellation of ADSs	Up to $0.05 per ADS canceled

Distribution of cash dividends or other cash distributions	Up to $0.02 per ADS held

Distribution of ADSs pursuant to stock dividends, free stock distributions or exercise of rights.	Up to $0.02 per ADS held

Distribution of securities other than ADSs or rights to purchase additional ADSs	Up to $0.05 per ADS held

Depositary Services	Up to $0.02 per ADS held on the applicable record date(s) established by the depositary

Transfer of American depositary receipts	$1.50 per certificate presented for transfer

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

Fees and Payments from the Depositary to Us

In 2010, we received the following payments from the depositary:

Reimbursement of listing fees:	$38,000
Reimbursement of SEC filing fees:	$52,357
Reimbursement of settlement infrastructure fees (including DTC fees):	$60,932
Reimbursement of expenses related to proxy process (printing, postage and distribution) and ADS holders identification:	$167,642
Reimbursement of legal fees:	$31,414
Reimbursement of expenses related to our investor relations activities (investor conferences and investor relations agency fees, etc.):	$524,385

In addition, as part of its service to us, the depositary waives its fees for the standard costs and operating expenses associated with the administration of the ADS facility.

Item 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not Applicable

Item 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not Applicable

Item 15.	CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

We have evaluated, with the participation of our chief executive officer and chief financial officer, the effectiveness of our disclosure controls and procedures as of December 31, 2010. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon our evaluation, our chief executive officer and chief financial officer concluded that our disclosure controls and procedures as of December 31, 2010 were effective to provide reasonable assurance that information required to be disclosed by us in the reports that we file or submit under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported, within the time periods specified in the applicable rules and forms, and that it is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding required disclosure.

Management’s Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. Under the supervision and with the participation of our management, including our chief executive officer and chief financial officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America. Our internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements. Because of its inherent limitations, internal control over financial reporting is not intended to provide absolute assurance that a misstatement of our financial statements would be prevented or detected. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Based on our evaluation, our management concluded that our internal control over financial reporting was effective as of December 31, 2010. The effectiveness of our internal control over financial reporting as of December 31, 2010 has been audited by Samil PricewaterhouseCoopers, an independent registered public accounting firm, which also audited our financial statements as of and for the year ended December 31, 2010, as stated in its report which is included herein.

Changes in Internal Control Over Financial Reporting

There has been no change in our internal control over financial reporting during 2010 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 16.	RESERVED

Item 16A.	Audit Committee Financial Expert

Our board of directors has determined that each of Seung Hee Koh and Jong Cheon Lee, our non-executive directors and members of our Audit Committee, qualifies as an “audit committee financial expert” and is independent within the meaning of this Item 16A.

Item 16B.	Code of Ethics

We have adopted a code of ethics, as defined in Item 16B of Form 20-F under the Exchange Act. Our code of ethics applies to our chief executive officer and chief financial officer, as well as to our non-executive directors, non-standing directors and other officers and employees. Our code of ethics is available on our website at http://www.kbfng.com. If we amend the provisions of our code of ethics that apply to our chief executive officer and chief financial officer and persons performing similar functions, or if we grant any waiver of such provisions, we will disclose such amendment or waiver on our website at the same address.

Item 16C.	Principal Accountant Fees and Services

Audit and Non-audit Fees

The following table sets forth the fees billed to us by independent registered public accounting firm Samil PricewaterhouseCoopers during the fiscal years ended December 31, 2009 and 2010:

	Year Ended December 31,
	2009		2010
	(in millions of Won)
Audit fees	(Won)	4,735	(Won)	5,474
Audit-related fees		295		3,062
Tax fees		—		—
All other fees		—		—

Total fees	(Won)	5,030	(Won)	8,536

Audit fees in the above table are the aggregate fees billed by Samil PricewaterhouseCoopers in connection with the audits of:

•	our annual financial statements and the review of our interim financial statements; and

•	our special purpose entities in connection with the Korean Securities and Exchange Act or the Financial Investment Services and Capital Markets Act.

Audit-related fees in the above table are fees billed by Samil PricewaterhouseCoopers in connection with attestation of our financial statements under IFRS and our financial debenture offering services.

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

Not Applicable

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

NYSE Corporate Governance Standards	KB Financial Group
Director independence Listed companies must have a majority of independent directors.	The majority of our board of directors is independent (as defined in accordance with the New York Stock Exchange’s standards), as 8 out of 12 directors are non-executive directors.

Executive Session Listed companies must hold meetings solely attended by non-management directors to more effectively check and balance management directors.	Our non-executive directors hold monthly executive sessions in accordance with the Regulation of the Board of Directors.

Nomination/Corporate Governance Committee Listed companies must have a nomination/corporate governance committee composed entirely of independent directors.	Our Non-executive Director Nominating Committee is generally composed of four non-executive directors and our chief executive officer.

Compensation Committee Listed companies must have a compensation committee composed entirely of independent directors.	We maintain an Evaluation and Compensation Committee composed of five non-executive directors.

Audit Committee Listed companies must have an audit committee that satisfies the requirements of Rule 10A-3 under the Exchange Act.	We maintain an Audit Committee composed of five non-executive directors. Accordingly, we are in compliance with Rule 10A-3 under the Exchange Act.

Audit Committee Additional Requirements Listed companies must have an audit committee that is composed of more than three directors.	Our Audit Committee has five members, as described above.

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

Number	Description

1.1*	Articles of Incorporation of KB Financial Group (translation in English).

2.1**	Form of Share Certificate of KB Financial Group’s common stock, par value (Won)5,000 per share (translation in English).

2.2***	Form of Third Amended and Restated Deposit Agreement among KB Financial Group, Citibank N.A., as depositary, and all holders and beneficial owners from time to time of American depositary shares evidenced by American depositary receipts issued thereunder, including the form of American depositary receipt.

4.1**	Amended and Restated Strategic Alliance Agreement, dated as of August 27, 2003, between Kookmin Bank and ING Bank N.V.

4.2**	Agreement Dealing with the Establishment of KB Financial Holding Company, dated as of April 30, 2008, among Kookmin Bank, KB Asset Management Co., Ltd., ING Bank B.V. and ING Insurance International B.V.

Number	Description

4.3*	Assignment and Assumption Agreement, dated as of September 29, 2008, among Kookmin Bank, KB Financial Group and ING Bank N.V.

8.1****	List of subsidiaries of KB Financial Group.

11.1*	Code of Ethics.

12.1	Section 302 certifications.

13.1	Section 906 certifications.

15.1	Consent of Samil PricewaterhouseCoopers.

15.2	Consent of Deloitte Anjin LLC.

*	Incorporated by reference to the registrant’s filing on Form 20-F (No. 000-53445), filed on June 23, 2010.
**	Incorporated by reference to the registrant’s filing on Form 20-F (No. 000-53445), filed on June 15, 2009.
***	Incorporated by reference to the registrant’s filing on Form F-6 (No. 333-153711), filed on September 29, 2008.
****	Incorporated by reference to Note 34 of the consolidated financial statements of the registrant included in this annual report.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

KB FINANCIAL GROUP INC. (Registrant)

/s/ Yoon-Dae Euh
(Signature)

Yoon-Dae Euh
Chairman and Chief Executive Officer
(Name and Title)

Date: June 20, 2011

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of KB Financial Group Inc.:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income and comprehensive income, of changes in total equity and of cash flows present fairly, in all material respects, the financial position of KB Financial Group Inc. and subsidiaries (the “Company”) as of December 31, 2010 and 2009, and the results of their operations and their cash flows for each of the two years in the period ended December 31, 2010 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying “Management’s Annual Report on Internal Control over Financial Reporting.” Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

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

We have also audited the adjustments to the 2008 financial statements to retrospectively apply the adoption of ASC 810-10-45-15, Noncontrolling Interest in Consolidated Financial Statements, as described in Note 1. In our opinion, such adjustments are appropriated and have been properly applied. We were not engaged to audit, review, or apply any procedures to the 2008 financial statements of the Company other than with respect to the adjustments and, accordingly, we do not express an opinion or any other form of assurance on the 2008 financial statements taken as a whole.

/s/ Samil PricewaterhouseCoopers

Seoul, Korea

June 20, 2011

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM -

CONSOLIDATED FINANCIAL STATEMENTS

To the Board of Directors and Stockholders of KB Financial Group Inc.:

We have audited, before the effect of the adjustments to retrospectively apply the adoption of SFAS 160, Noncontrolling Interests in Consolidated Financial Statements (ASC 810-10-45-15) discussed in Note 1 to the consolidated financial statements, the accompanying consolidated statements of income and comprehensive income, changes in stockholders’ equity and cash flows of KB Financial Group Inc. and its subsidiaries (collectively referred to as the “Company”) for the year ended December 31, 2008, all expressed in Korean Won, (the 2008 consolidated financial statements before the effects of the adjustments discussed in Note 1 to the 2008 consolidated financial statements are not presented herein). These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provide a reasonable basis for our opinion.

In our opinion, such 2008 consolidated financial statements, before the effects of the adjustments to retrospectively apply the adoption of SFAS 160, Noncontrolling Interests in Consolidated Financial Statements (ASC 810-10-45-15) discussed in Note 1 to the consolidated financial statements, present fairly, in all material respects, the results of operations and cash flows of KB Financial Group Inc. and its subsidiaries for the year ended December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

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

/s/ DELOITTE ANJIN LLC

Seoul, Korea

May 22, 2009

KB FINANCIAL GROUP INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2009 and 2010

	2009	2010	2010
			Translation into U.S. dollars (Note 1) (In thousands)
	(In millions of Korean won)
ASSETS
Cash and cash equivalents	2,695,569	3,867,316	3,420,587
Restricted cash	6,050,241	3,359,465	2,971,400
Interest-bearing deposits in other banks	466,890	987,408	873,349
Call loans and securities purchased under resale agreements	2,036,142	2,849,529	2,520,369
Trading assets	7,721,555	6,084,813	5,381,933
Investments	33,245,391	33,911,415	29,994,175
Loans (net of allowance for loan losses of (Won)3,341,046 million in 2009 and (Won)4,247,326 million ($ 3,756,701 thousand) in 2010)	193,454,326	192,947,019	170,658,959
Due from customers on acceptances	1,895,444	1,878,190	1,661,233
Premises and equipment, net	1,617,151	1,478,187	1,307,436
Accrued interest and dividends receivable	1,029,257	956,746	846,229
Security deposits	1,405,638	1,401,469	1,239,580
Goodwill	579,450	585,904	518,224
Other intangible assets, net	190,715	275,320	243,517
Other assets	1,467,663	1,169,221	1,034,160

Total assets	253,855,432	251,752,002	222,671,151

LIABILITIES
Deposits:
Interest bearing	166,078,921	176,846,197	156,418,006
Non-interest bearing	3,104,147	3,081,938	2,725,931
Call money	1,364,516	605,398	535,466
Trading liabilities	4,246,104	3,269,451	2,891,784
Acceptances outstanding	1,895,444	1,878,190	1,661,233
Other borrowed funds	8,176,286	8,775,200	7,761,543
Accrued interest payable	3,819,342	3,703,325	3,275,539
Secured borrowings	4,669,728	2,651,069	2,344,833
Long-term debt	39,569,909	30,080,132	26,605,460
Other liabilities	3,354,760	3,825,556	3,383,651

Total liabilities	236,279,157	234,716,456	207,603,446

Commitments and contingencies (Note 31)

(Continued)

KB FINANCIAL GROUP INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS (CONTINUED)

AS OF DECEMBER 31, 2009 and 2010

	2009	2010	2010
			Translation into U.S. dollars (Note 1) (In thousands)
	(In millions of Korean won)
TOTAL EQUITY
Common stock ((Won)5,000 par value, authorized 1 billion shares, 386,351,693 shares issued and 343,028,989 shares outstanding at 2009 and 2010)	1,931,758	1,931,758	1,708,614
Additional paid-in capital	7,200,553	7,210,213	6,377,333
Retained earnings	10,778,124	10,096,917	8,930,583
Accumulated other comprehensive income net of tax	244,651	373,163	330,058
Less: Treasury stock, at cost, 43,322,704 shares at 2009 and 2010	(2,615,518)	(2,615,518)	(2,313,389)

Total stockholders’ equity	17,539,568	16,996,533	15,033,199
Noncontrolling interests	36,707	39,013	34,506

Total equity	17,576,275	17,035,546	15,067,705

Total liabilities and equity	253,855,432	251,752,002	222,671,151

The following table presents certain assets and liabilities of consolidated VIEs, which are included in the consolidated balance sheet above. The assets and liabilities in the table below exclude intercompany balances that eliminate in consolidation.

	2010	2010
	(In millions of Korean Won)	Translation into U.S. Dollars (Note 1) (In thousands)
Assets of consolidated VIEs included in total assets above (substantially all pledged as collateral)
Investments	1,535,076	1,357,754
Loans	583,501	516,098
Other assets	100,297	88,712

Total assets of consolidated VIEs	2,218,874	1,962,564

Liabilities of consolidated VIEs included in total liabilities above
Other borrowed fund	47,000	41,571
Secured borrowings	556,925	492,593
Other liabilities	82,568	73,030

Total liabilities of consolidated VIEs	686,493	607,194

The accompanying notes are an integral part of these consolidated financial statements.

KB FINANCIAL GROUP INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

AND COMPREHENSIVE INCOME

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 and 2010

	2008	2009	2010	2010
	(In millions of Korean won, except per share amounts)			Translation into U.S. dollars (Note 1) (In thousands, except per share amounts)
Interest and dividend income
Deposits in other banks	106,265	24,240	33,058	29,239
Loans, including fees	13,864,324	11,840,037	11,212,063	9,916,914
Trading assets	281,970	190,925	233,783	206,778
Investment securities	1,487,980	1,489,235	1,471,010	1,301,088
Call loans and securities purchased under resale agreements	87,903	45,683	86,085	76,141

Total interest and dividend income	15,828,442	13,590,120	13,035,999	11,530,160

Interest expense
Deposits	6,313,614	5,450,318	4,709,337	4,165,343
Call money	121,099	67,251	24,563	21,725
Other borrowed funds	417,315	281,841	215,295	190,426
Secured borrowings	342,025	240,446	175,811	155,503
Long-term debt	2,165,600	2,191,573	1,845,538	1,632,352

Total interest expense	9,359,653	8,231,429	6,970,544	6,165,349

Net interest income	6,468,789	5,358,691	6,065,455	5,364,811
Provision for credit losses	2,313,454	2,203,993	3,568,040	3,155,882

Net interest income after provision for credit losses	4,155,335	3,154,698	2,497,415	2,208,929

Non-interest income
Trust fees, net	165,459	188,980	212,819	188,235
Other fees and commission income	2,380,691	2,349,892	2,405,511	2,127,641
Net trading revenue	104,141	164,612	397,921	351,955
Net gain (loss) on investments	90,391	267,922	(27,291)	(24,138)
Other non-interest income	211,597	542,040	374,185	330,962

Total non-interest income	2,952,279	3,513,446	3,363,145	2,974,655

Non-interest expenses
Salaries and employee benefits	2,334,983	2,217,554	2,781,645	2,460,327
Depreciation and amortization	407,187	431,007	359,568	318,033
Other administrative expenses	875,278	857,087	920,140	813,851
Credit card fees	373,780	417,282	555,808	491,604
Other fees and commissions	826,435	870,423	898,385	794,609
Other non-interest expenses	503,166	948,738	633,430	560,260

Total non-interest expenses	5,320,829	5,742,091	6,148,976	5,438,684

(Continued)

KB FINANCIAL GROUP INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

AND COMPREHENSIVE INCOME (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 and 2010

	2008	2009	2010	2010
	(In millions of Korean won, except per share amounts)			Translation into U.S. dollars (Note 1) (In thousands, except per share amounts)
Income (loss) before income tax expense	1,786,785	926,053	(288,416)	(255,100)

Income tax expense	453,847	207,484	304,108	268,980

Net income (loss)	1,332,938	718,569	(592,524)	(524,080)

Net income (loss) attributable to noncontrolling interests, net of tax	6,974	(2,072)	(4,409)	(3,900)

Net income (loss) attributable to stockholders	1,325,964	720,641	(588,115)	(520,180)
Other comprehensive income (loss), net of tax
Foreign currency translation adjustments	91,626	(117,655)	(30,566)	(27,035)
Net unrealized gains (losses) on investment securities	431,269	(3,889)	158,999	140,633

Total other comprehensive income (loss), net of tax	522,895	(121,544)	128,433	113,598

Comprehensive income (loss)	1,855,833	597,025	(464,091)	(410,482)

Comprehensive income (loss) attributable to noncontrolling interests	6,974	(3,070)	(4,488)	(3,970)

Comprehensive income (loss) attributable to stockholders	1,848,859	600,095	(459,603)	(406,512)

Net income (loss) per common share
Basic:
Net income (loss) attributable to stockholders’ equity	4,012	2,215	(1,714)	(1.516)

Diluted:
Net income attributable to stockholders’ equity	4,012	2,215	(1,714)	(1.516)

Weighted average basic common shares outstanding (In thousands)	330,498	325,397	343,029	343,029

Weighted average diluted common shares outstanding (In thousands)	330,498	325,397	343,029	343,029

The accompanying notes are an integral part of these consolidated financial statements.

KB FINANCIAL GROUP INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN

TOTAL EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 and 2010

	Common stock		Additional paid-in capital	Retained earnings	Accumulated other comprehensive income (loss), net of tax	Treasury stock	Non-controlling Interest	Total equity
	Shares	Amount
	(In millions of Korean won, except share data)
Balance at January 1, 2008	336,353,034	1,681,896	5,404,761	10,013,862	(132,986)	(1,956)	20,413	16,985,990

Issuance of common shares	19,972,577	99,862	856,529	—	—	—	—	956,391
Purchase of treasury stock	(73,636,201)	—	—	—	—	(4,445,041)	—	(4,445,041)
Reissuance of treasury stock
Sale to market	26,232,012	—	(28,245)	(482,990)	—	1,583,944	—	1,072,709
Stock-based compensation	—	—	20,277	—	—	—	—	20,277
Cash dividends declared ((Won)2,450 per share)	—	—	—	(824,065)	—	—	—	(824,065)
Other comprehensive income, net of tax
a. Foreign currency translation	—	—	—	—	91,626	—	—	91,626
b. Unrealized holding losses on investment securities	—	—	—	—	431,269	—	—	431,269
Noncontrolling interest	—	—	—	—	—	—	(27,306)	(27,306)
Net income	—	—	—	1,325,964	—	—	6,974	1,332,938

Balance at December 31, 2008	308,921,422	1,781,758	6,253,322	10,032,771	389,909	(2,863,053)	81	15,594,788

Cumulative adjustment for accounting change	—	—	—	24,712	(24,712)	—	—	—

Adjusted balance at December 31, 2008	308,921,422	1,781,758	6,253,322	10,057,483	365,197	(2,863,053)	81	15,594,788
Issuance of common shares	30,000,000	150,000	953,883	—	—	—	—	1,103,883
Purchase of treasury stock	(43,412)	—	—	—	—	(2,294)	—	(2,294)
Reissuance of treasury stock
Sale to market	4,150,979	—	8,133	—	—	249,829	—	257,962
Stock-based compensation	—	—	(14,785)	—	—	—	—	(14,785)
Other comprehensive income (loss), net of tax
a. Foreign currency translation	—	—	—	—	(116,657)	—	(998)	(117,655)
b. Unrealized holding losses on investment securities	—	—	—	—	(3,889)	—	—	(3,889)
Noncontrolling interest	—	—	—	—	—	—	39,696	39,696
Net income	—	—	—	720,641	—	—	(2,072)	718,569

Balance at December 31, 2009	343,028,989	1,931,758	7,200,553	10,778,124	244,651	(2,615,518)	36,707	17,576,275

(Continued)

KB FINANCIAL GROUP INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN

TOTAL EQUITY (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 and 2010

	Common stock		Additional paid-in capital	Retained earnings	Accumulated other comprehensive income (loss), net of tax	Treasury stock	Non-controlling Interest	Total equity
	Shares	Amount
	(In millions of Korean won, except share data)

Balance at January 1, 2010	343,028,989	1,931,758	7,200,553	10,778,124	244,651	(2,615,518)	36,707	17,576,275
Cumulative adjustment for accounting change	—	—	—	(14,195)	—	—	—	(14,195)

Adjusted balance at January 1, 2010	343,028,989	1,931,758	7,200,553	10,763,929	244,651	(2,615,518)	36,707	17,562,080
Stock-based compensation	—	—	9,623	—	—	—	—	9,623
Cash dividends declared ((Won)230 per share)	—	—	—	(78,897)	—	—	—	(78,897)
Other comprehensive income (loss), net of tax
a. Foreign currency translation	—	—	—	—	(30,437)	—	(129)	(30,566)
b. Unrealized holding gains on investment securities	—	—	—	—	158,999	—	—	158,999
Changes in the Group’s ownership interest in subsidiary	—	—	37	—	(50)	—	13	—
Noncontrolling interest	—	—	—	—	—	—	6,831	6,831

Net loss	—	—	—	(588,115)	—	—	(4,409)	(592,524)

Balance at December 31, 2010	343,028,989	1,931,758	7,210,213	10,096,917	373,163	(2,615,518)	39,013	17,035,546

Translation into U.S. dollars (Note 1) (In thousands, except share data)

Balance at January 1, 2010	343,028,989	1,708,614	6,368,789	9,533,101	216,390	(2,313,389)	32,467	15,545,972
Cumulative adjustment for accounting change	—	—	—	(12,555)	—	—	—	(12,555)

Adjusted balance at January 1, 2010	343,028,989	1,708,614	6,368,789	9,520,546	216,390	(2,313,389)	32,467	15,533,417
Stock-based compensation	—	—	8,511	—	—	—	—	8,511
Cash dividends declared (US$0.20 per share)	—	—	—	(69,783)	—	—	—	(69,783)
Other comprehensive income (loss), net of tax
a. Foreign currency translation	—	—	—	—	(26,920)	—	(115)	(27,035)
b. Unrealized holding gains on investment securities	—	—	—	—	140,633	—	—	140,633
Changes in the Group’s ownership interest in subsidiary	—	—	33	—	(45)	—	12	—
Noncontrolling interest	—	—	—	—	—	—	6,042	6,042

Net loss	—	—	—	(520,180)	—	—	(3,900)	(524,080)

Balance at December 31, 2010	343,028,989	1,708,614	6,377,333	8,930,583	330,058	(2,313,389)	34,506	15,067,705

The accompanying notes are an integral part of these consolidated financial statements.

KB FINANCIAL GROUP INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 and 2010

	2008	2009	2010	2010
				Translation into U.S. dollars (Note 1)
	(In millions of Korean won)			(In thousands)
Cash flows from operating activities:
Net income (loss)	1,332,938	718,569	(592,524)	(524,080)
Adjustments to reconcile net income to net cash provided by operating activities:
Provision for credit losses	2,313,454	2,203,993	3,568,040	3,155,882
Depreciation and amortization	407,187	431,007	359,568	318,033
Accretion of discounts on finance debentures	155,458	139,967	88,363	78,155
Net loss (gain) on valuation of trading securities	(74,578)	37,405	(18,281)	(16,169)
Net gain on valuation of derivatives	(652,909)	(707,639)	(373,863)	(330,677)
Net loss (gain) on transaction of derivatives	473,307	624,822	(384,411)	(340,006)
Net gain on sales of available-for-sale securities	(16,306)	(165,251)	(74,494)	(65,889)
Impairment losses on available-for-sale securities	224,925	6,667	1,516	1,340
Net gain on redemption of available-for-sale securities	(43,254)	(12,049)	(99,933)	(88,389)
Impairment losses on held-to-maturities securities	17,218	8,208	901	797
Net loss (gain) of equity method investments	8,673	(10,181)	102,244	90,433
Loss (gain) on sales of equity method investments	(343,660)	13,885	—	—
Loss on impairment of other securities	205,681	247	145,449	128,648
Net gain on other securities	(143,669)	(109,448)	(48,391)	(42,801)
Net loss (gain) on fair value hedge accounting	27,032	17,168	(161)	(142)
Net loss (gain) on sales of loans	3,293	(48,969)	(55,184)	(48,809)
Net gain on disposal of premises and equipment	(3,538)	(3,297)	(5,878)	(5,199)
Impairment loss on other assets	2,272	2,655	(119)	(105)
Non-cash stock compensation expense	(20,139)	23,039	4,800	4,245
Net change in:
Trading assets	(6,279,966)	5,418,467	2,395,713	2,118,975
Accrued interest and dividend receivable	(223,467)	94,416	72,427	64,061
Deferred income tax assets	—	(12,390)	(311,035)	(275,107)
Income tax receivable	(42,805)	179,358	531,770	470,343
Other assets	(761,952)	768,519	(106,786)	(94,450)
Trading liabilities	6,506,002	(3,944,966)	(976,762)	(863,932)
Accrued interest payable	765,565	(1,142,141)	(115,612)	(102,256)
Deferred income tax liabilities	(40,504)	25,153	(6,516)	(5,764)
Other liabilities	(372,488)	(677,230)	234,822	207,697

Net cash provided by operating activities	3,423,770	3,879,984	4,335,663	3,834,834

Cash flows from investing activities:
Net change in restricted cash	(797,452)	(1,256,294)	2,690,776	2,379,954
Net change in interest-bearing deposits in other banks	(126,922)	(230,643)	(456,894)	(404,117)
Net change in call loans and securities purchased under resale agreements	211,951	(625,426)	(814,240)	(720,184)
Proceeds from sales of available-for-sale securities	8,510,135	3,627,220	3,735,904	3,304,355

(Continued)

KB FINANCIAL GROUP INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 and 2010

	2008	2009	2010	2010
				Translation into U.S. dollars (Note 1)
	(In millions of Korean won)			(In thousands)
Proceeds from maturities of available-for-sale securities	13,206,773	29,437,945	20,058,718	17,741,657
Purchases of available-for-sale securities	(22,295,970)	(36,743,215)	(23,389,168)	(20,687,395)
Proceeds from maturities, prepayments and calls of held-to-maturity securities	1,735,488	1,158,695	3,162,326	2,797,034
Purchases of held-to-maturity securities	(3,322,132)	(1,181,732)	(3,629,492)	(3,210,235)
Net change in venture capital securities	9,949	5,172	3,548	3,139
Proceeds from sales of equity method investment	699,932	3,354	—	—
Purchases of equity method investment	(812,616)	(20,672)	(210,658)	(186,324)
Net change in other securities	(415,690)	(137,305)	(271,093)	(239,778)
Acquisition of subsidiaries, net of cash acquired	(267,543)	5,501	—	—
Net originations and repayments of loans	(28,957,933)	(1,229,354)	(3,364,052)	(2,975,457)
Proceeds from sales of loans	529,769	2,652,508	527,553	466,613
Proceeds from sales of premises and equipment	13,956	17,584	12,821	11,339
Payments for purchases of premises and equipment	(454,877)	(187,103)	(119,816)	(105,975)
Net change in security deposits	(91,356)	(60,433)	(68,385)	(60,486)

Net cash used in investing activities	(32,624,538)	(4,764,198)	(2,132,152)	(1,885,860)

Cash flows from financing activities:
Net decrease in non-interest bearing deposits	(239,913)	(334,414)	(21,886)	(19,358)
Net increase in interest-bearing deposits	20,494,149	10,802,342	10,771,578	9,527,311
Net increase (decrease) in call money	2,581,415	(2,084,586)	(753,159)	(666,158)
Net decrease in secured borrowings	(435,263)	(1,209,926)	(1,948,761)	(1,723,652)
Net increase (decrease) in other borrowed funds	2,533,164	(2,347,833)	(157,796)	(139,568)
Proceeds from issuance of long-term debt	15,981,200	8,748,413	8,992,899	7,954,094
Repayment of long-term debt	(7,255,854)	(14,393,996)	(17,812,574)	(15,754,975)
Cash dividends paid to noncontrolling interests by subsidiaries	(1,535)	—	—	—
Payment for stock option exercise	(894)	(1,363)	(4,225)	(3,737)
Proceeds from issuance of common stock	—	1,103,883	—	—
Proceeds from reissuance of treasury stock	1,595	257,962	—	—
Purchases of treasury stock	(3,411,293)	(2,294)	—	—
Cash dividends paid on common stocks	(824,065)	—	(78,897)	(69,783)
Increase in noncontrolling interests	1,013	31,158	1,271	1,124

Net cash provided by (used in) financing activities	29,423,719	569,346	(1,011,550)	(894,702)

Effect of exchange rate changes on cash	79,996	(62,973)	(20,214)	(17,879)

Net increase (decrease) in cash and cash equivalents	302,947	(377,841)	1,171,747	1,036,393
Cash and cash equivalents, beginning of year	2,770,463	3,073,410	2,695,569	2,384,194

Cash and cash equivalents, end of year	3,073,410	2,695,569	3,867,316	3,420,587

(Continued)

KB FINANCIAL GROUP INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 and 2010

	2008	2009	2010	2010
				Translation into U.S. dollars (Note 1)
	(In millions of Korean won)			(In thousands)

Supplemental disclosure of cash flow information:
Cash paid during the year for interest	8,593,635	9,373,680	7,086,557	6,267,961
Cash paid (received) during the year for income tax, net	1,114,677	(130,031)	36,863	32,605
Supplemental schedule of noncash investing and financing activities:
Bonds and securities received in connection with loan restructuring	40	9,037	52,486	46,423
Increase (decrease) in cumulative translation adjustments, net of tax	91,626	(117,655)	(30,566)	(27,035)
Increase (decrease) in unrealized gains on investment securities, net of tax	431,269	(3,889)	158,999	140,633
Issuance of common stock-reorganization:
Acquisition of treasury stock	856,555	—	—	—
Acquisition of noncontrolling interests	33,459	—	—	—
Goodwill-noncontrolling interests	68,935	—	—	—

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

As of December 31, 2010, the Company’s paid-in capital amounted to (Won)1,931,758 million. Out of 386,351,693 shares issued at December 31, 2010, 40,353,823 shares (10.44% of total shares issued) were listed on the New York Stock Exchange as American Depository Shares (“ADS”).

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

Basis of presentation and consolidation

The consolidated financial statements include the accounts of KB Financial Group Inc. and its subsidiaries which are generally controlled through a majority voting interest. The Company also includes in its consolidated financial statements the accounts of the variable interest entities (“VIEs”) where the Corporation is primary beneficiary. A VIE is an entity that lacks equity investors or whose equity investors do not have a controlling financial interest in the entity through their equity investments.

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

The Company evaluates variable interests in VIEs. Variable interests are those in which the value of the interest changes with the fair value of the net assets of the entity exclusive of variable interests. When the Company first becomes involved with the VIE, the Company evaluates the existence of a primary beneficiary. If the results of the evaluation indicate that the Company is the primary beneficiary, the Company consolidates that entity. The Company performs on-going reassessments of: (1) whether entities previously evaluated under the majority voting-interest framework have become VIEs, based on certain events, and therefore subject to the VIE consolidation framework; and (2) whether changes in the facts and circumstances regarding the Company’s involvement with a VIE cause the Company’s consolidation decision to be reversed. The Company has variable interest in VIEs which are not consolidated because the Company is not the primary beneficiary. These include Special Purpose Entities (“SPEs”) where the Company provides administration services and liquidity (See Note 9).

Assets held in agency, fiduciary or trust management capacities are not included in the consolidated financial statements.

The consolidated financial statements are presented in accordance with U.S. GAAP. All material inter-company transactions and balances have been eliminated in consolidation.

In December 2007, the FASB issued ASC 810-10-45-15 Noncontrolling Interest in Consolidated Financial Statements, which establishes standards for the accounting and reporting of noncontrolling interest in subsidiaries in consolidated financial statements and for the loss of control of subsidiaries. Upon adoption, ASC 810-10-45-15 requires that the equity interest of noncontrolling stockholders, partners, or other equity holders in subsidiaries be presented as a separate item in the Company’s total equity, rather than mezzanine item between the liabilities and total equity. As such, no gain or loss related to these type changes can be reflected in income. Furthermore, no change in the carrying amount of subsidiary assets or liabilities can be recognized. After initial adoption, when a subsidiary is deconsolidated, any retained noncontrolling equity investment in the former subsidiary must be measured at fair value at the date of the deconsolidation. The gain or loss on the deconsolidation of the subsidiary is measured using the fair value of the remaining investment, rather than the previous carrying amount of that retained investment. The presentation and disclosure requirements shall be applied retrospectively for all periods presented and therefore the 2008 financial statements was adjusted to retrospectively apply the adoption of ASC 810-10-45-15. The adoption of ASC 810-10-45-15 resulted in a reclassification of minority interests to a separate component of total equity on the balance sheet and income attributable to noncontrolling interests is shown as a reduction from net income in calculating net income available to common stockholders on the statement of operations. All previous references to “minority interests” in the consolidated financial statements have been revised to “noncontrolling interests”.

Business combination

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

Securities purchased under agreement to resell and securities sold under agreement to repurchase

The Company enters into short-term purchases of securities under agreements to resell (“Resale agreements”) and sales of securities under agreements to repurchase (“Repurchase agreements”) substantially identical securities. Resale agreements and repurchase agreements are accounted for as secured lending and secured borrowing transactions, respectively, when control over the related securities has not been surrendered by the transferor and are recorded at the amount at which the securities were acquired or sold. It is the Company’s policy to take possession of securities under agreements to resell. The Company minimizes the credit risk associated with these transactions by monitoring its aggregate credit exposure to each counterparty and collateral value, and requiring the counterparty to deposit additional collateral with the Company when deemed necessary. The Company accepts collateral that it is permitted by contract or custom to sell or repledge. At December 31, 2009 and 2010, the fair values of these collaterals were (Won)1,590,188 million and (Won)1,962,945 million respectively and none of the collaterals was sold or repledged for the years. The Company also pledges securities as collateral in transactions that include repurchase agreements. This collateral can be sold or repledged by the counterparties to the transactions.

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

All derivatives, whether designated for hedging relationships or not, are recorded on the consolidated balance sheets at fair value. If the derivative is designated as a fair value hedge of fixed rate assets or liabilities, all changes in the fair value of the derivative and changes in the fair value of the hedged item attributable to the hedged risk are recognized in other non-interest income (expense). Hedge ineffectiveness is reflected in the current earnings as well. Fair value hedges are used to limit the Company’s exposure to total changes in the fair value of its interest-bearing liabilities that are due to interest rate or foreign exchange volatility. Fair value hedges of the Company mainly include hedges of fixed rate debentures.

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

The Company’s designated fair value hedges consisted primarily of interest rate swaps and cross currency rate swaps designated as fair value hedges. When applying fair value hedge accounting the Company uses standard statistical methods of regression to determine if the results of the changes in value of the hedging derivative and the hedged item meet the criteria for a highly effective hedge accounting relationship.

Investments in equity securities and debt securities

Equity securities with readily determinable fair values are recorded on a trade-date basis and are accounted for at fair value. Dividend income on these securities is recorded in “Interest and dividend income”. Securities purchased with the intention of recognizing short-term profits are included in “Trading assets” at fair value. Marketable equity securities not classified as trading are designated as available-for-sale securities and are carried at fair value with unrealized gains and losses, net of income tax, reflected in accumulated other comprehensive income (loss). Realized gains and losses on the sales of equity securities and other –than –temporary impairment of equity securities are determined using the moving average method.

Debt securities are recorded on a trade-date basis. Debt securities for which the Company has the positive ability and intent to hold until maturity are classified as held-to-maturity securities and recorded at amortized cost and adjusted for accretion or amortization of discounts and premiums. Debt securities that the Company purchases for short-term appreciation or other trading purposes are carried at fair value and classified as short-term investments which are included in “Trading assets.” Debt securities not classified as held-to-maturity or trading are designated as available-for-sale and carried at fair value with unrealized gains and losses, net of income tax, reflected in accumulated other comprehensive income (loss). Interest earned on debt securities, including amortization of premiums and accretion of discounts based on the effective interest rate method, is included in “Interest and dividend income” and realized gains and losses from the sale of debt securities, which are included in “Net gain (loss) on investments,” are determined on a specific security basis.

Management regularly evaluates whether declines in fair value of individual available-for-sale securities and held-to-maturity securities below their amortized cost are other-than-temporary. Factors considered in determining whether such declines in value are other-than-temporary include the length of time and extent to which fair value is less than cost, the status, financial condition and near-term prospects of the issuer and the status of the security as well as whether the Company either plans to sell the security or it is more-likely-than-not that it will be required to sell prior to recovery of the amortized cost basis. Management continually monitors and evaluates these securities for impairment that is other-than-temporary.

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

Venture capital securities

KB Investment Co., Ltd., one of the Company’s subsidiaries, engages exclusively in venture capital activities. Venture capital investments are not within the scope of the accounting guidance for certain Investments in debt and equity securities” and are subject to specialized industry accounting principles for investment companies. Venture capital investments are recorded as “Venture capital securities” under “Investments” and are carried at fair value with net changes in fair value recognized in “Net gain on investments.” The fair values of publicly-traded securities held by this subsidiary are generally based on quoted market prices. Securities that are held by this subsidiary that are not publicly traded are initially recorded at cost, which is deemed to approximate the fair value as of the acquisition date. Subsequent to that date, management estimates the fair value based on investee transactions with unaffiliated parties, management’s review of the investee’s financial results and condition and the latest obtainable net asset value of the investees.

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

Loans are generally placed on non-accrual status when principal or interest payments become contractually one day past due or are classified as impaired loans, except where the loans are fully collateralized by customer deposits or guaranteed by sovereign or certain selected financial institutions. When a loan is placed on non-accrual status, interest accrued previously but unpaid is generally reversed against current year interest income. Cash receipts on non-accrual loans, for which the ultimate collectability of principal is uncertain, are applied as principal reductions; otherwise, payments are applied first to the delinquent interest, normal interest, and then to the loan balance until paid in full. A non-accrual loan is normally restored to accrual status when all the principal and interest amounts contractually due are brought current and it is believed that the financial condition of the borrower has improved to the extent that the collection of future principal and interest on a timely basis is reasonably assured. This non-accrual loan is consistently applied to all classes of loans.

Securities received by the Company under a debt restructuring or settlement are recorded at the fair value of the security at the date of restructuring or settlement. Any difference between the fair value of the security and the net carrying amount of the loan is recorded as a direct charge-off or recovery on the loan, as appropriate, through the allowance for loan losses.

Loans held for sale

Loans held for sale are loans that the Company no longer intends to hold for investment purpose. The Company’s loans held for sale include residential mortgage loans and are carried at the lower of aggregate cost or market value. Loans held for sale are included in “Other assets” and gains and losses on the sales of loans are determined using the specific-identification method and included in “Other non-interest income (expenses)”.

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

A commercial loan is considered as impaired when, after consideration of current information and events, it is probable that the Company will be unable to collect all amounts due, including principal and interest, according to the contractual terms of the loan agreement. Generally, the Company considers the following types of loans to be impaired:

•	Loans classified as “substandard” or below according to the Financial Services Commission’s asset classification guidelines;

•	Loans that are 30 days or more past due;

•	Loans to companies that have received a warning from the Korean Federation of Banks, indicating that the Company has exhibited difficulties in making timely payments of principal and interest;

•	Loans which are “troubled debt restructurings”.

Consumer loans and credit card loans which are classified as TDRs are included in impaired loans.

Once a loan has been identified as individually impaired, the Company’s measurement of an impairment of a loan, with the exception of large groups of smaller-balance homogeneous loans that are collectively evaluated for impairment, is based on the present value of expected future cash flows discounted at the loan’s effective interest rate or, as a practical expedient, at the loan’s observable market price or the fair value of the collateral if the loan is collateral dependent. If the recorded investment in impaired loans exceeds the present value of payments expected to be received, a specific allowance is established as a component of allowance for loan losses. Management consults closely with individual loan officers and reviews the cash flow assumptions used to estimate the expected future cash flows. The Company considers the reliability and timing of appraisals such as the time to value the collateral and current market conditions to determine the reasonableness of fair value estimates, for the case where the measurement of an impairment of a loan is based on the fair value of collateral for collateral dependent loans.

The general allowance for non-impaired commercial loans, consumer loans and credit card loans is determined using several modeling tools, including a delinquency roll-rate model for credit cards by products, as well as a risk rating migration model for homogeneous pools of commercial and consumer loans. A roll-rate model is a statistical tool used to monitor the progression of loans based on aging of balance and established loss rates. The actual historical loss rates derived from this model are used to project the estimated percentage of losses within each aging category based on performance over an established period of time. A migration model is a statistical tool used to monitor the progression of loans and the corresponding historical loss rates. The loss rates derived from this model are used to project the expected percentage of losses within each loan grade category based on past performance over varying periods of time. The loss factors developed through the use of such models are based on various analyses, including the Company’s historical delinquency and loan loss experience, and adjusted for qualitative factors, such as the current economic conditions in which the Company operates as well as current lending policies and procedures.

Loans are charged off if they are deemed to be uncollectible. Consumer and credit card loans are charged off when those loans are past due more than 180 days.

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

Secured borrowings

Transfers of loans and securities related to certain securitizations, in which control over the loans and securities has not been surrendered, are accounted for as collateralized borrowings. The liability for funds received under the related loans and securities sale agreements is included in “Secured borrowings”. Also, the amounts borrowed based on collateral and the amounts borrowed under repurchase agreements in which control over the related securities has not been surrendered by the transferor are included in “Secured borrowings”.

Loans and securities provided as collateral

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

Goodwill and other intangible assets

Goodwill is calculated as the purchase premium after adjusting for the fair value of net assets acquired. Goodwill is not amortized but is reviewed for potential impairment on an annual basis, or when events or circumstances indicate a potential impairment, at the reporting unit level in accordance with accounting guidance that requires that goodwill and other intangible assets be tested for impairment at the reporting unit level at least annually or more frequently, if events or circumstances indicate a potential impairment.

The goodwill impairment test is performed in two phases. The first step of the impairment test, used to identify potential impairment, compares the fair value of the reporting unit with its carrying amount, including goodwill. If the carrying amount of the reporting unit exceeds its fair value, goodwill of the reporting unit is considered impaired, and an additional procedure must be performed. The second step of the impairment test quantifies the amount of the impairment loss by comparing the carrying amount of goodwill to its implied fair value. An impairment loss is recorded to the extent the carrying amount of goodwill exceeds its implied fair value.

The Company has finite-lived intangible assets including core deposit intangibles, credit card relationship intangibles and capitalized software. Core deposit intangibles reflect the estimated fair value of the acquired demand deposits and savings deposits, which the Company can expect to maintain for an extended period of time because of generally stable customer relationships. Credit card relationship intangibles reflect the estimated fair value of the credit card relationships acquired from which the Company expects to derive future benefits over the estimated lives of such relationships. Both the core deposit intangibles and the credit card relationship intangibles are amortized on an accelerated basis over their useful lives in proportion to the estimated run-off of depositors and credit card customers, respectively. The estimated useful lives of the core deposit intangibles and the credit card relationship intangibles range from six to ten years. Capitalized software is amortized over its estimated useful life ranging from four to five years. The Company had no indefinite-lived intangible assets as of December 31, 2009 and 2010.

Impairment of long-lived assets and other intangible assets

The Company reviews its long-lived assets, including identifiable intangibles with definite lives in accordance with accounting guidance for impairment of long-lived assets whenever events or changes in business circumstances indicate that the carrying amount of assets may not be fully recoverable. Such circumstances include significant or sustained declines in revenues or earnings and material adverse changes in the economic climate. The carrying amount of an intangible asset is considered not recoverable if it exceeds the sum of the undiscounted cash flows expected to derive from the use of such asset. For assets which the Company intends to hold for use, if the total of the expected future undiscounted cash flows is less than the carrying amount of the assets, a loss is recognized for the difference between the fair value and carrying value of the assets. For assets which the Company intends to sell, a loss is recognized for the amount that the estimated fair value, less cost to sell, is less than the carrying value of the assets.

Fair value measurement

The Company measures the fair values of its financial instruments in accordance with accounting guidance which defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date and requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The Company adopted the accounting guidance related to nonfinancial assets and nonfinancial liabilities that are not measured at fair value on a recurring basis on January 1, 2009. In addition, the Company categorizes assets and liabilities measured at fair value into three-level hierarchy based on the inputs to fair value measurement. The following describes the three-level hierarchy.

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

Income tax

The Company accounts for income taxes in accordance with the accounting guidance for income taxes, that prescribes two components of income tax expense: current and deferred. Current income tax expense approximates taxes to be paid or refunded for the current period and deferred income tax expense is provided on an asset and liability method whereby deferred tax assets are recognized for deductible temporary differences, including operating loss and tax credit carryforwards, and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the carrying values of assets and liabilities for financial reporting purposes and their tax bases. Deferred income tax benefit or expense is then recognized for the change in deferred tax assets or liabilities between periods. Deferred tax assets and liabilities are adjusted for the effect of changes in tax laws and rates on the date of enactment.

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

The Company uses a two-step approach wherein a tax benefit is recognized if a position is more-likely-than-not to be sustained. The amount of the benefit is then measured to be the highest tax benefit which is greater than 50% likely to be realized. The difference between the benefit recognized and the tax benefit claimed on a tax return is referred to as an unrecognized tax benefit.

Additionally, the Company elected to classify interest and penalties related to tax positions as a component of income tax expense. See Note 25 to the consolidated financial statements for further details of the Company’s provision and related income tax assets and liabilities.

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

United States dollar amounts

The Company operates primarily in Korea and its official accounting records are maintained in Korean won. The U.S. dollar amounts are provided herein as supplementary information solely for the convenience of the reader. Korean won amounts are expressed in U.S. dollars at the rate of (Won)1130.60 to U.S.$1.00, the U.S. Federal Reserve Bank of New York buying exchange rate in effect at noon, December 31, 2010. Such convenience translation into US dollars should not be construed as representations that the Korean won amounts have been, could have been, or could in the future be, converted at this or any other rate of exchange.

2. Recently Issued Accounting Standards

Elimination of Qualifying Special Purpose Entities(QSPEs) and Changes in the Consolidation Model for Variable Interest Entities (VIEs)

In June 2009, the FASB issued SFAS No.166, “Accounting for Transfers of Financial Assets, an amendment to FASB Statement No.140”. This statement removed (1) the concept of a QSPE from ASC 860–Transfers and Servicing and (2) the exceptions from applying ASC 810–Consolidation to QSPEs. This statement amends ASC 860 to revise and clarify the derecognition requirements for transfers of financial assets and the initial measurement of beneficial interests that are received as proceeds by a transferor in connection with transfers of financial assets. This statement also requires additional disclosure about transfers of financial assets and a transferor’s continuing involvement with such transferred financial assets. The Company adopted this statement on January 1, 2010 on a prospective basis and the impact of the adoption was not material to its financial condition, results of operations or cash flows.

In June 2009, the FASB issued SFAS No.167, “Amendments to FASB Interpretation No. 46 (R).” This statement amends ASC 810 to require ongoing assessments to determine whether an entity is VIE and whether an enterprise is the primary beneficiary of a VIE. This statement also amends the guidance for determining which enterprise, if any, is the primary beneficiary of a VIE by requiring the enterprise to initially perform a qualitative analysis to determine if the enterprise’s variable interest or interests give it a controlling financial interest. Consolidation is based on a company’s ability to direct the activities of the entity that most significantly impact the entity’s economic performance. If a company has control and the right to receive benefits or the obligation to absorb losses which could potentially be significant to the VIE, then consolidation is required. This statement also requires additional disclosure about transfers of financial assets and a transferor’s continuing involvement with such transferred financial assets. The Company adopted these changes on January 1, 2010 and the impact of adoption resulted in a decrease in shareholder’s equity of (Won)14,195 million, net-of-tax, as of January 1, 2010. In addition, as a result of the adoption, total assets and total liabilities decreased by (Won)84,282 million and (Won)70,087 million, respectively, as of January 1, 2010.

In February 2010, the FASB issued Accounting Standard Update No. 2010-10, Consolidation (Topic 810), Amendments for Certain Investment Funds (ASU 2010-10). ASU 2010-10 provides a deferral of the requirement of ASC 810 for certain investment entities that have the attributes of entities subject to ASC 946 (the “investment company guide”) and registered money market funds as well as all other unregistered funds that operate in a similar manner as registered money market funds. The Company has determined that a majority of the investment vehicles managed by the Company are provided a deferral from the requirements of SFAS 167 because they meet the criteria for a deferral provided in ASU 2010-10. These vehicles continue to be evaluated under the requirements of ASC 810-10, prior to the implementation of the new guidance in ASC 810.

Additional Disclosures about Fair Value Measurements.

In January 2010, the FASB issued ASU 2010-06, “Improving Disclosures about Fair Value Measurements”. The ASU 2010-06 amends ASC 820 and requires disclosing the amounts of significant transfers in and out of Level 1 and 2 fair value measurements and to describe the reasons for the transfers. These changes also clarify existing disclosure requirements on the level of disaggregation and disclosures regarding inputs and valuation techniques. The disclosures are effective for reporting periods beginning after December 15, 2009. The Company adopted this statement as of January 1, 2010. The required disclosures are included in Note 29. Additionally, disclosures of the gross purchases, sales, issuances and settlements activity in Level 3 fair value measurements will be required for fiscal years beginning after December 15, 2010.

Scope Exception Related to Embedded Credit Derivatives

In March 2010, the FASB issued ASU 2010-11, Scope Exception Related to Embedded Credit Derivatives. The ASU 2010-11 amends ASC 815 and clarifies that certain embedded derivatives, such as those contained in certain securitizations, CDOs and structured notes, should be considered embedded credit derivatives subject to potential bifurcation and separated fair value accounting. The ASU 2010-11 allows any beneficial interest issued by a securitization vehicle to be accounted for under the fair value option at transition. The Company adopted these changes on July 1, 2010. The adoption of this statement had no impact on the Company’s consolidated financial condition, results of operations and cash flows.

Effect of a Loan Modification When the Loan is Part of a Pool Accounted for as a Single Asset

In April 2010, the FASB issued ASU 2010-18, Effect of a Loan Modification When the Loan is Part of a Pool Accounted for as a Single Asset. As a result of the amendments modifications of loans that are accounted for within a pool under Subtopic 310-30, Loans and Debt Securities Acquired with Deteriorated Credit Quality, do not result in the removal of those loans from the pool even if the modification of those loans would otherwise be considered a troubled debt restructuring. An entity is required to consider whether the pool of assets in which the loan is included is impaired if expected cash flows for the pool change. These changes became effective for modifications of loans occurring in reporting periods ending on or after July 15, 2010 and had no impact on the Company’s consolidated financial condition, results of operations and cash flows.

Enhancing Disclosures about the Credit Quality of Financing Receivables

In July 2010, the FASB issued ASU 2010-20, “Disclosures about the Credit Quality of Financing Receivables”, The ASU 2010-20 amends ASC 310 and enhances disclosures about the credit quality of financing receivables and the allowance for credit losses. These changes define a portfolio segment as the level at which an entity develops and documents a systematic methodology to determine the allowance for credit losses, and a class of financing receivables as the level of disaggregation of portfolio segments based on the initial measurement attribute, risk characteristics and methods for assessing risk. The Company’s portfolio segments are commercial, consumer and credit cards loans. The classes in the commercial portfolio segments are commercial & industrial, construction, other commercial and foreign. The classes in the consumer portfolio segments are mortgage, home equity, other consumer and foreign. The credit card portfolio segment consists of only a credit card class. Under this new accounting guidance, the allowance is presented by portfolio segment. The disclosures are effective for reporting periods ending on or after December, 15, 2010 and are included in Note 10. Additionally, the disclosures about activity that occurs during a reporting period are effective for reporting periods beginning on or after December 15, 2010. According to this statement, the Company must also provide supplemental information on the nature and extent of TDRs. Under ASU 2011-01, Deferral of the Effective Date of Disclosures about Troubled Debt Restructurings in Update No. 2010-20, these TDR disclosures have been deferred to coincide with a separate FASB TDR project, with an effective date in second quarter 2011.

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

In addition, as part of the reorganization, KB Financial Group Inc. acquired equity shares of subsidiaries of Kookmin bank. The acquisition was accounted for using the purchase method in accordance with ASC 805.

Furthermore, Kookmin Bank acquired 73,607,601 shares of KB Financial Group Inc. and had 47,407,671 shares as of December 31, 2008, after disposing of 26,199,930 shares prior to December 31, 2008. The Company sold additional 4,084,967 shares in 2009 and did not sell any shares in 2010. Consequently, the Company has 43,322,704 shares as of December 31, 2010. The Company classified these shares as treasury stock in the consolidated financial statements as of December 31, 2010 and plans to dispose of them within three years from the acquisition date pursuant to the Korean Commercial Law.

Acquisition of KB Investment & Securities Co., Ltd

On March 11, 2008, Kookmin Bank acquired 9,580,000 common shares of KB Investment & Securities Co., Ltd., formerly Hannuri Investment & Securities Co., Ltd., from J.D.K. Investment Co., Inc. for (Won)267,554 million. Kookmin Bank acquired 95.8% of the voting rights of KB Investment & Securities Co., Ltd. and participated in the subsequent capital issuance of KB Investment & Securities Co., Ltd. KB Investment & Securities Co., Ltd. became a wholly-owned subsidiary of the Company as the Kookmin Bank exchanged its shares of KB Investment & Securities Co., Ltd. with the shares of the Company.

Acquisition of shares of Joint Stock Company Bank CenterCredit (“JSC Bank CenterCredit”), a Kazakhstan bank.

In August 2008, Kookmin Bank acquired 29,972,840 common shares of JSC Bank CenterCredit, a Kazakhstan bank, and 14,163,836 additional common shares of JSC Bank CenterCredit in November and December 2008. In addition, Kookmin Bank acquired 11,990,069 convertible preferred shares of JSC Bank CenterCredit through the participation of capital injection in January 2010. In February 2010, Kookmin Bank acquired an additional 24,571,396 convertible preferred shares and 3,886,574 outstanding common shares. As a result, Kookmin Bank holds 41.93% of common and convertible preferred shares in JSC Bank CenterCredit as of December 31, 2010.

Acquisition of Khmer Union Bank (renamed as Kookmin Bank Cambodia PLC)

Kookmin Bank acquired 132,600 common shares of Khmer Union Bank for (Won)9,969 million on May 4, 2009 and additional 37,602 common shares Khmer Union Bank for (Won)2,141 million on December 29, 2010. As a result, Kookmin Bank owns 53.19% of the voting rights of Khmer Union Bank in Cambodia as of December 31, 2010.

Share transfer of KB life Insurance Co., Ltd.

On June 22, 2009, KB life Insurance Co, Ltd. whose shares of 51.0% were held by Kookmin Bank was transferred to KB financial Group Inc. This share transfer was accounted for as a transaction between entities under common control.

Acquisition of Powernet Technologies Co., Ltd.

On February 12, 2010, the Company acquired 92.64% of the voting rights of Powernet Technologies Co., Ltd., for (Won)76,392 million((Won)2,122 per share).

The purchase price of (Won)76,392 million was allocated to the acquired assets and liabilities based on their estimated fair values at the Powernet Technologies Co., Ltd. acquisition date. Goodwill of (Won)6,454 million was calculated as the purchase premium after adjusting for the fair value of net assets acquired.

4. Restricted Cash

The following table presents restricted cash as of December 31:

	2009	2010
	(In millions of Korean won)
Reserve deposits with the Bank of Korea	5,734,677	2,822,548
Other	315,564	536,917

Total restricted cash	6,050,241	3,359,465

Reserve deposits with the Bank of Korea (“BOK”) represent amounts required under the Republic of Korea’s General Banking Act for payment of deposits.

5. Call Loans and Securities Purchased under Resale Agreements

Call loans and securities purchased under agreements to resell, at their respective carrying values, consisted of the following as of December 31:

	2009	2010
	(In millions of Korean won)
Call loans (1)	446,142	919,529
Securities purchased under resale or similar arrangements (2)	1,590,000	1,930,000

Total	2,036,142	2,849,529

(1)

Call loans are short-term lending among banks and financial institutions, with maturities of 90 days or less for call loans in won currency and 30 days or less for call loans in foreign currencies. Typically, call loans have maturities of one day.

(2)	The Company enters into short-term purchases of securities under agreements to resell substantially identical securities and classified these agreements as secured lending transactions.

6. Trading Assets and Liabilities

The trading assets and liabilities, at fair value, consisted of the following as of December 31, 2009 and 2010:

	2009	2010
	(In millions of Korean won)
Trading assets:
Debt securities:
Korean treasury and government agencies	1,358,812	910,651
Financial institutions	2,699,415	2,285,452
Corporate	31,216	151,091
Asset-backed securities	116,450	171,712
Equity securities	254,349	176,213

Total debt and equity securities	4,460,242	3,695,119

Foreign exchange spot contracts	2,878	1,415
Derivative instruments:
Foreign exchange derivatives	2,592,510	1,747,629
Interest rate derivatives	573,309	596,004
Equity derivatives	86,267	38,949
Credit derivatives	2,118	1,954
Commodity derivatives	2,410	—
Other	1,821	3,743

Total derivative instruments and foreign exchange spot contracts	3,261,313	2,389,694

Total trading assets	7,721,555	6,084,813

Trading liabilities:
Foreign exchange spot contracts	2,812	1,839
Derivative instruments:
Foreign exchange derivatives	1,751,492	1,110,304
Interest rate derivatives	814,637	732,425
Equity derivatives	321,803	141,501
Credit derivatives	—	—
Commodity derivatives	2,386	—
Other	5,306	3,513
Securities sold short, not yet purchased	1,347,668	1,279,869

Total trading liabilities	4,246,104	3,269,451

7. Net Trading Revenue

The following table presents net trading revenue for the years ended December 31, 2008, 2009 and 2010:

	2008	2009	2010
	(In millions of Korean won)
Debt securities	134,163	(12,538)	(29,677)
Equity securities	(65,663)	(3,768)	38,037
Foreign exchange spot contracts	(143,961)	98,101	(368,713)
Derivative instruments	179,602	82,817	758,274

Total net trading revenue	104,141	164,612	397,921

For the years ended December 31, 2008, 2009 and 2010, net unrealized holding gains on trading securities of (Won)74,578 million, net unrealized holding losses on trading securities of (Won)37,405 million, and net unrealized holding gains on trading securities of (Won)18,281 million, respectively, were included in net trading revenue.

8. Investments

Investments consisted of the following as of December 31, 2009 and 2010:

	2009	2010
	(In millions of Korean won)
Available-for-sale securities	18,710,792	18,636,261
Held-to-maturity securities	12,609,767	13,075,976
Venture capital securities (1)	79,228	79,456
Other securities (2)	1,845,604	2,119,722

Total investments	33,245,391	33,911,415

(1)	Securities held by KB Investment Co., Ltd., a subsidiary engaged in venture capital activities.
(2)	Other securities comprised of equity securities without readily determinable fair values or with sales restrictions exceeding one year, and investments accounted for under the equity method.

As of December 31, 2009, the amortized cost and fair value of the Company’s available-for-sale securities and held-to-maturity securities and the related gross unrealized gains and losses were as follows:

	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
	(In millions of Korean won)
Available-for-sale securities:
Debt securities:
Korean treasury and government agencies	7,854,735	67,843	(30,976)	7,891,602
Corporate	1,182,982	104,782	(6,247)	1,281,517
Financial institutions	6,335,659	84,398	(15,294)	6,404,763
Asset-backed securities	1,998,573	1,082	(1,372)	1,998,283

Sub-total	17,371,949	258,105	(53,889)	17,576,165

Equity securities	923,989	257,135	(46,497)	1,134,627

Total available-for-sale securities	18,295,938	515,240	(100,386)	18,710,792

Held-to-maturity securities:
Debt securities:
Korean treasury and government agencies	8,991,806	106,419	(34,254)	9,063,971
Corporate	379,607	3,783	(1,448)	381,942
Financial institutions	2,994,994	47,537	(2,828)	3,039,703
Asset-backed securities	243,360	3,302	—	246,662

Total held-to-maturity securities	12,609,767	161,041	(38,530)	12,732,278

As of December 31, 2010, the amortized cost and fair value of the Company’s available-for-sale securities and held-to-maturity securities and the related gross unrealized gains and losses were as follows:

	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
	(In millions of Korean won)
Available-for-sale securities:
Debt securities:
Korean treasury and government agencies	8,093,940	123,560	(4,283)	8,213,217
Corporate	1,264,179	29,776	(8,922)	1,285,033
Financial institutions	5,945,592	67,230	(12,590)	6,000,232
Asset-backed securities	1,801,965	8,844	(171)	1,810,638

Sub-total	17,105,676	229,410	(25,966)	17,309,120

Equity securities	957,700	369,441	—	1,327,141

Total available-for-sale securities	18,063,376	598,851	(25,966)	18,636,261

Held-to-maturity securities:
Debt securities:
Korean treasury and government agencies	10,524,954	333,178	(7,250)	10,850,882
Corporate	572,838	14,755	(674)	586,919
Financial institutions	1,585,449	52,167	(594)	1,637,022
Asset-backed securities	392,735	5,580	(604)	397,711

Total held-to-maturity securities	13,075,976	405,680	(9,122)	13,472,534

The Bank of Korea, the Korea Development Bank (“KDB”) and the Korea Finance Corporation (“KOFC”) are financial institutions owned and controlled by the Korean government. The fair value of available-for-sale debt securities from financial institutions included (Won)2,993,060 million and (Won)2,733,264 million as of December 31, 2009 and 2010, respectively, which were issued by BOK, KDB and KOFC. The amortized cost of held-to-maturity debt securities from financial institutions included (Won)772,661 million and (Won)360,106 million as of December 31, 2009 and 2010, respectively, which were issued by BOK, KDB and KOFC.

Since 2007, there has been a decline in the fair value of the Company’s asset-backed securities portfolio, specifically asset-backed Collateralized Debt Obligations (“CDOs”) as a result of deteriorating conditions in the U.S. subprime credit market. The Company’s total exposures to asset-backed CDOs at December 31, 2009 and 2010 were (Won)12,133 million and (Won)435 million, respectively. Due to the deterioration of U.S. credit markets, the fair value of the securities declined. Accordingly, the Company recorded (Won)10,138 million and (Won)901 million of impairment on asset-backed CDOs in 2009 and 2010, respectively, as the Company considered the losses to be other-than-temporary. The Company expects conditions in credit markets in the U.S. to remain uncertain for the foreseeable future. Therefore, continued deterioration in the U.S. credit markets could adversely affect the fair value of the asset-backed securities held by the Company.

The following table presents the total impairment losses on debt securities recognized in earnings for the year ended December 31, 2010:

	Available-for-sale securities:	Held-to-maturity securities:	Total
	(In millions of Korean won)
Total other-than-temporary impairment losses (unrealized and realized) that the Company does not intend to sell nor will likely be required to sell	1,515	901	2,416
Less : Unrealized other-than-temporary impairment losses recognized in OCI	—	—	—

Net impairment losses recognized in earnings that the Company does not intend to sell nor will likely be required to sell	1,515	901	2,416
OTTI losses recognized in earnings for securities that the Company intends to sell or more-likely-than-not will be required to sell before recovery	—	—	—

Total impairment losses recognized in earnings	1,515	901	2,416

The following table presents a rollforward of the credit loss component of OTTI losses that were recognized in income for the year ended December 31, 2010:

2010
(In millions of Korean won)
Balance, beginning of period	71,441
Credit impairment recognized in earnings on securities	2,416
Reductions due to sales of credit impaired securities sold or matured	(10,070)

Balance, end of period	63,787

For the years ended December 31, 2008, 2009 and 2010, the total impairment losses recognized on available-for-sale securities were (Won)224,925 million, (Won)6,667 million and (Won)1,515 million respectively, where decreases in fair value were deemed to be other-than-temporary. With respect to the held-to-maturity securities, the Company recognized (Won)17,218 million, (Won)8,208 million and (Won)901 million of impairment losses for the years ended December 31, 2008, 2009 and 2010, respectively. For the years ended December 31, 2008, 2009 and 2010, the Company also recognized (Won)205,681 million, (Won)247 million and (Won)145,450 million of impairment charges for other securities as the Company considered the decrease in fair value to be other-than -temporary.

The following table summarizes the gross unrealized losses and fair value of investment securities aggregated by investment category and the length of time that individual securities have been in a continuous unrealized loss position as of December 31, 2009:

	December 31, 2009
	Less than 12 months		12 months or longer		Total
	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses
	(In millions of Korean won)
Available-for-sale securities
Debt securities:
Korean treasury and government agencies	3,950,885	(29,367)	66,864	(1,609)	4,017,749	(30,976)
Corporate	306,986	(1,953)	99,433	(4,294)	406,419	(6,247)
Financial institutions	3,701,037	(6,147)	141,471	(9,147)	3,842,508	(15,294)
Asset-backed securities	1,876,366	(1,372)	—	—	1,876,366	(1,372)
Equity securities	227,642	(46,497)	30	—	227,672	(46,497)

Total available-for-sale securities	10,062,916	(85,336)	307,798	(15,050)	10,370,714	(100,386)

Held-to-maturity securities
Debt securities:
Korean treasury and government agencies	1,541,618	(23,354)	721,816	(10,900)	2,263,434	(34,254)
Corporate	129,196	(1,187)	29,714	(261)	158,910	(1,448)
Financial institutions	112,664	(380)	177,605	(2,448)	290,269	(2,828)
Asset-backed securities	2,000	—	—	—	2,000	—

Total held-to-maturity securities	1,785,478	(24,921)	929,135	(13,609)	2,714,613	(38,530)

Total temporarily impaired securities	11,848,394	(110,257)	1,236,933	(28,659)	13,085,327	(138,916)

The following table summarizes the gross unrealized losses and fair value of investment securities aggregated by investment category and the length of time that individual securities have been in a continuous unrealized loss position as of December 31, 2010:

	December 31, 2010
	Less than 12 months		12 months or longer		Total
	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses
	(In millions of Korean won)
Available-for-sale securities
Debt securities:
Korean treasury and government agencies	920,872	(3,954)	10,991	(329)	931,863	(4,283)
Corporate	502,477	(3,000)	74,093	(5,922)	576,570	(8,922)
Financial institutions	2,116,284	(3,041)	103,048	(9,549)	2,219,332	(12,590)
Asset-backed securities	36,236	(171)	—	—	36,236	(171)

Total available-for-sale securities	3,575,869	(10,166)	188,132	(15,800)	3,764,001	(25,966)

Held-to-maturity securities
Debt securities:
Korean treasury and government agencies	650,651	(7,190)	3,716	(60)	654,367	(7,250)
Corporate	90,884	(674)	—	—	90,884	(674)
Financial institutions	154,882	(594)	—	—	154,882	(594)
Asset-backed securities	89,396	(604)	—	—	89,396	(604)

Total held-to-maturity securities	985,813	(9,062)	3,716	(60)	989,529	(9,122)

Total temporarily impaired securities	4,561,682	(19,228)	191,848	(15,860)	4,753,530	(35,088)

As of December 31, 2009 and 2010, the cost of debt and equity securities exceeded their fair value by (Won)138,916 million and (Won)35,088 million, respectively. The unrealized losses on these securities are not considered to be other-than-temporary because the unrealized losses resulted mainly from changes in the current market conditions and do not affect the expected cash flows of the underlying collateral or issuer. The Company has the ability and intent to hold these securities for a period of time sufficient to recover from the unrealized losses. Accordingly, the Company’s management has determined that the decline in fair value of the above investment securities is considered temporary in nature.

For the years ended December 31, 2008 and 2009, the Company recognized net gains on venture capital securities and other securities of (Won)281,648 million and (Won)95,316 million, respectively. For the year ended December 31, 2010 the Company recognized net losses on venture capital securities and other securities of (Won)97,058 million.

For the years ended December 31, 2008, 2009 and 2010, proceeds from sales and maturities of available-for-sale securities amounted to (Won)21,716,908 million, (Won)33,065,165 million and (Won)23,794,622 million, respectively. Gross realized gains on available-for-sale securities amounted to (Won)97,930 million, (Won)191,945 million and (Won)178,043 million and gross realized losses on available-for-sale securities amounted to (Won)38,370 million, (Won)14,645 million and (Won)3,616 million for the years ended December 31, 2008, 2009, and 2010, respectively.

The expected maturity distribution of the amortized cost and estimated fair value of the Company’s available-for-sale and held-to-maturity debt securities at December 31, 2010 by contractual maturity are shown in the table below. The actual maturities may differ from the expected maturities or contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

	Available-for-sale debt securities		Held-to-maturity debt securities
	Amortized cost	Fair value	Amortized cost	Fair value
	(In millions of Korean won)
Due in one year or less	5,641,694	5,698,191	1,704,886	1,723,891
Due after one year through five years	9,384,244	9,490,550	8,581,717	8,859,141
Due after five years through ten years	500,764	535,213	2,688,712	2,784,603
Due after ten years	1,578,974	1,585,166	100,661	104,899

Total	17,105,676	17,309,120	13,075,976	13,472,534

The fair value of beneficiary certificates included in the other securities is determined using the net asset value (“NAV”) per share of the Company’s ownership interest in the funds.

	Fair Value	Unfunded commitments	Redemption frequency	Redemption notice period
	(In millions of Korean won)
Private equity fund	45,895	260,252	—	—

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

The entity that has a controlling financial interest in a VIE is referred to as the primary beneficiary and consolidates the VIE. In accordance with the new consolidation guidance effective January 1, 2010, the Company is deemed to have a controlling financial interest and is the primary beneficiary of a VIE if it has both the power to direct the activities of the VIE that most significantly impact the VIE’s economic performance and an obligation to absorb losses or the right to receive benefits that could potentially be significant to the VIE. As a result of this change in accounting, the Company deconsolidated certain VIEs that were consolidated prior to January 1, 2010. The net effect of the accounting change on January 1, 2010 was a decrease in shareholder’s equity by (Won)14,195 million, net-of-tax. Total assets and total liabilities decreased by (Won)84,282 million and (Won)70,087 million, respectively, as of January 1, 2010.

The Company consolidates VIEs in which the Company has both the power to direct the activities of the VIE that most significantly impact the VIE’s economic performance and an obligation to absorb losses or the right to receive benefits that could potentially be significant to the VIE. The Company takes into account all of its involvement with a VIE in identifying variable interests (explicit or implicit) that individually or in the aggregate could be significant enough to warrant its designation as the primary beneficiary and hence require it to consolidate the VIE or otherwise require it to make appropriate disclosures under ASC 810.

The Company generally classifies its involvement in VIEs as follows:

•	Asset-backed securitization of loans

•	VIEs created for structured financing

•	Liquidity provided to VIEs

•	Investment trusts

•	Others

Asset-backed securitization of loans

The Company utilizes SPEs to securitize loans. The Company transfers loans to the SPEs which in turn issue asset backed securities collateralized by the transferred loans. In these securitizations, various classes of debt securities are issued to the Company and third parties, and the SPEs have mainly issued subordinated notes to the Company, an assets transferor. The subordinated notes are designed to absorb losses that potentially could be significant to the SPEs. These SPEs are deemed to be VIEs and are generally consolidated when the Company is the primary beneficiary because the Company has the power to direct the activities of the VIEs that most significantly impact the economic performance of the SPEs and holds subordinated notes which could result in potentially significant losses from the SPEs. The third party holders of asset backed securities issued by consolidated VIEs have recourse only to the asset of the VIEs and do not have recourse to the Company. The Company does not consolidate the VIEs when the Company does not have either power to direct the activities of the VIE that most significantly impact the VIE’s economic performance or an obligation to absorb losses that could potentially be significant to the VIE.

VIEs created for structured financing

The Company enters into lending arrangements with VIEs for the purpose of financing projects or the acquisition of assets. The Company has determined that third parties have both the power to direct the activities of the VIEs that most significantly impact the VIE’s economic performance and an obligation to absorb losses that could potentially be significant to the VIEs when there are credit enhancement commitments, such as financial guarantees by third parties, and therefore does not consolidate the VIEs.

Liquidity provided to VIEs

The Company provides liquidity facilities to VIEs which are structured by third parties other than the Company. Liquidity facilities to VIEs represent irrevocable commitments to provide contingent liquidity credit lines to the VIEs. The Company would have an obligation to absorb some losses by providing liquidity facilities but it could not potentially be significant to the VIEs. The Company does not consolidate the VIEs because the Company does not have the power to direct the activities of the VIEs that most significantly impact the VIEs’ economic performance.

Investment trusts

The Company has consolidated its guaranteed fixed rate money trusts because the Company was deemed to be the primary beneficiary. The Company would have both the power to direct the activities of the VIEs that most significantly impact the VIE’s economic performance and an obligation to absorb losses that could potentially be significant to the VIE by providing a guarantee of the principal and a fixed rate of return on the principal amount invested. Other trusts such as performance based trusts or guaranteed principal money trusts are deemed to be VIEs but are not consolidated because the Company does not have an obligation to absorb losses or the right to receive benefits that could potentially be significant to the VIE.

Others

The Company also has involvement in VIEs through investment in CDOs, beneficiary interests and others. The Company evaluates which party has both the power to direct the activities of the VIEs that most significantly impact the VIE’s economic performance and obligation to absorb losses that could potentially be significant to the VIE. The VIEs are not consolidated when the Company does not have either power to direct the activities of the VIE that most significantly impact the VIE’s economic performance or an obligation to absorb losses that could potentially be significant to the VIE.

In accordance with ASC 810, the Company has consolidated all VIEs for which the Company was determined to be the primary beneficiary. The following table represents the carrying amount of assets held by VIEs as of December 31, 2009, which have been consolidated by the Company:

	Asset-backed securitization of loans	Liquidity provided to VIEs	Investment trusts	Others	Total
	(In millions of Korean won)
Assets held by VIEs
Investments	23,252	—	27,601	216,760	267,613
Loans	904,605	88,266	436	14,906	1,008,213
Other assets	165,866	155	1,131	186	167,338

Total	1,093,723	88,421	29,168	231,852	1,443,164

Liabilities held by VIEs
Long-term debt	—	521	—	47,174	47,695
Secured borrowings	878,481	69,898	—	—	948,379
Other liabilities	4,350	2,543	1,248	9,525	17,666

Total	882,831	72,962	1,248	56,699	1,013,740

The following table represents the carrying amount of assets and liabilities held by VIEs as of December 31, 2010, which have been consolidated by the Company.

	Asset-backed securitization of loans	Liquidity provided to VIEs	Investment trusts	Others	Total
	(In millions of Korean won)
Assets held by VIEs
Investments	—	—	1,249,956	285,120	1,535,076
Loans	583,158	—	343	—	583,501
Other assets	54,152	—	45,872	273	100,297

Total	637,310	—	1,296,171	285,393	2,218,874

Liabilities held by VIEs
Other borrowed fund	—	—	—	47,000	47,000
Secured borrowings	556,925	—	—	—	556,925
Other liabilities	20,883	—	51,501	10,184	82,568

Total	577,808	—	51,501	57,184	686,493

In addition to the VIEs that are consolidated in accordance with ASC 810, the Company has significant variable interests in certain other VIEs that are not consolidated because the Company is not the primary beneficiary. These VIEs are structured by other third parties and the Company does not have an obligation to absorb the majority of the entities’ losses nor does it have a right to receive a majority of the entities’ expected residual returns. These VIEs facilitate client transactions, and the Company provides the VIEs with administration services. The transactions with the VIEs are conducted at arm’s length, and individual credit decisions are based on the analysis of the specific VIEs, taking into consideration the quality of the underlying assets. The Company records and reports these transactions with the VIEs similar to any other third party transactions. All liquidity facilities provided to these VIEs are included in the Company’s credit-related commitments described in more detail in Note 31.

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

	Investments	Loans	Other Assets	Total Assets involvement	Other Liabilities	Total Liabilities involvement	Total Assets of VIE	Maximum exposure (1)
	(In millions of Korean Won)

Asset-backed securitization of loans	—	—	—	—	117,368	117,368	501,713	—

VIEs created for structured financing	24,227	4,239,641	1,095	4,264,963	398,801	398,801	24,144,455	6,272,058
Liquidity provided to VIEs	9,387	54,767	23	64,177	3,002	3,002	2,761,518	1,667,999
Investment trusts	861,217	—	—	861,217	280,667	280,667	10,210,958	4,643,434
Others	70,168	36,344	—	106,512	—	—	5,473,333	109,212

Total	964,999	4,330,752	1,118	5,296,869	799,838	799,838	43,091,977	12,692,703

(1)	Represents the carrying amount of equity interests and debt interests held by the Company or guarantees provided by the Company as of December 31, 2009.

The following table presents, by type of VIE, the total assets , liabilities and maximum exposure to loss as a result of the involvement in significant VIEs, which have not been consolidated at December 31, 2010:

	Investments	Loans	Other Assets	Total Assets involvement	Other Liabilities	Total Liabilities involvement	Total Assets of VIE	Maximum exposure (1)
	(In millions of Korean Won)

Asset-backed securitization of loans	—	—	—	—	111,850	111,850	420,618	—

VIEs created for structured financing	24,777	3,384,163	—	3,408,940	401,165	401,165	23,781,663	5,061,744
Liquidity provided to VIEs	61,001	154,236	—	215,237	46	46	2,999,282	1,407,555
Investment trusts	1,086,930	—	137,818	1,224,748	137,818	137,818	11,644,974	5,007,724
Others	137,066	87,189	28	224,283	5	5	5,472,710	227,285

Total	1,309,774	3,625,588	137,846	5,073,208	650,884	650,884	44,319,247	11,704,308

(1)	Represents the carrying amount of equity interests and debt interests held by the Company or guarantees provided by the Company as of December 31, 2010.

The Company’s maximum exposure to loss is based on the unlikely event that all of the assets in the VIEs become worthless and incorporates not only potential losses associated with assets recorded on the Company’s balance sheet but also potential losses associated with off-balance sheet commitments such as unfunded liquidity commitments and other contractual arrangements.

10. Loans

The following table provides information by loan type as of December 31, 2009 and 2010.

	2009	2010
	(In millions of Korean won)
Domestic
Commercial:
Commercial and industrial (1)	74,611,001	74,608,512
Construction	8,096,574	6,421,718
Other commercial (2)	2,178,037	2,349,976
Consumer:
Mortgage	44,221,131	41,155,936
Home equity	26,457,188	29,287,399
Other consumer (3)	26,949,582	27,789,903
Credit cards:
Credit cards	11,368,321	12,394,702
Foreign (4)	2,343,550	2,487,575

Gross loans	196,225,384	196,495,721
Deferred origination costs, net	569,988	698,624
Less: Allowance for loan losses	(3,341,046)	(4,247,326)

Total loans, net (5)	193,454,326	192,947,019

(1)	Commercial and industrial loans include (Won)29,359 million and (Won)54,303 million of loans to the Korean government and government related agencies as of December 31, 2009 and 2010, respectively.
(2)	Other commercial loans include bills bought in foreign currency and overdrafts.
(3)	Other consumer loans include personal overdrafts and loans with principal due at maturity.
(4)	Foreign loans consist of (Won)2,421,894 million of commercial loans and (Won)65,681 million of consumer loans
(5)	Total pledged loans amounted to (Won)4,956,728 million and (Won)2,130,765 million as of December 31, 2009 and 2010, respectively (See Note 31).

For the years ended December 31, 2008, 2009 and 2010, the Company received equity securities having a fair market value of (Won)40 million, (Won)10,716 million, and (Won)52,486 million, respectively, through the restructuring of 13, 51, and 58 loans, respectively, having an aggregate book value of (Won)4,777 million, (Won)26,660 million, and (Won)70,347 million, respectively. The Company recognized aggregate charge-offs of (Won)4,737 million, (Won)15,944 million, and (Won)17,861 million, in 2008, 2009 and 2010, respectively, related to these transactions.

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

The Company sold mortgage loans with an aggregate principal balance of (Won)471,960 million and (Won)524,997 million to KHFC and recognized (Won)16,465 million and (Won)15,668 million of servicing fee income for the years ended December 31, 2009 and 2010, respectively. In relation to these transactions, the Company recorded loans held for sale as of December 31, 2009 and 2010 amounting to (Won)201,275 million and (Won)73,460 million, respectively, which are included in “Other assets” (See Note 12).

Loan delinquency and Non-accrual Details

Loans are generally placed on non-accrual status when principal or interest payments become contractually one day past due or are classified as impaired loans, except where the loans are fully collateralized by customer deposits or guaranteed by sovereign or certain selected financial institutions. This non-accrual loan policy is consistently applied to all classes of loans. Delinquency status is carefully monitored and considered a key indicator of credit quality.

The following table provides details on the Company’s loan delinquency by class as of December 31, 2010.

	Less than 1 months past due	1~3 months past due	3~6 months past due	6 months or more past due	Total past due	Current (1)	Total loans
	(In millions of Korean won)
Domestic
Commercial:
Commercial and industrial	267,884	236,031	343,751	422,585	1,270,251	73,338,261	74,608,512
Construction	28,235	81,005	21,575	117,257	248,072	6,173,646	6,421,718
Other commercial	503	933	55	1,849	3,340	2,346,636	2,349,976
Consumer:
Mortgage	523,570	156,440	134,669	55,892	870,571	40,285,365	41,155,936
Home equity	258,201	42,062	29,272	30,110	359,645	28,927,754	29,287,399
Other consumer	260,074	114,155	53,214	85,953	513,396	27,276,507	27,789,903
Credit cards:
Credit cards	161,687	89,417	15,085	149	266,338	12,128,364	12,394,702
Foreign	19,902	—	—	5,044	24,946	2,462,629	2,487,575

Total (2)	1,520,056	720,043	597,621	718,839	3,556,559	192,939,162	196,495,721

(1)	Loans which principal or interest payments are not contractually one day past due are considered current.
(2)

Includes loans that have been modified in a Troubled Debt Restructuring (TDR). TDRs are treated as performing loans and returned to current status at the time of modification. TDRs are subsequently measured for delinquency based on the modified contractual terms of the loan.

The following table summarizes the amount of loans on non-accrual status and accruing loans which are past due one or more day by class as of December 31, 2010.

	Nonaccrual loan	1 or more day past due and still accruing (1)
	(In millions of Korean won)
Domestic
Commercial:
Commercial and industrial	2,007,749	60,725
Construction	697,788	14,462
Other commercial	6,810	—
Consumer:
Mortgage	1,022,998	110,453
Home equity	497,080	—
Other consumer	559,648	91,310
Credit cards:
Credit cards	246,810	—
Foreign	—	7,972

Total	5,038,883	284,922

(1)	Commercial, consumer, credit cards, foreign past due 90 days or more and still accruing amounted to (Won)6,908 million, (Won)57,068 million, (Won)0 million and (Won)0 million, respectively.

Credit quality indicators

The Company monitors credit quality within its three portfolio segments based on primary credit quality indicators. These credit quality indicators are based on assessments as of December 31, 2010. The primary credit quality indicator for commercial loans including foreign loans is the risk rating assigned each loan. Risk ratings updated at least yearly are used to identify the credit quality of loans and differentiate risk within the portfolio. Management considers several factors to determine an appropriate risk rating, including the obligor’s earnings, the amount and sources for repayment, the level and nature of contingencies, management strength, and the industry in which the obligor operates.

Where Korean external ratings are used, investment-grade ratings are considered to be BBB- and above, while anything below is considered non-investment grade. The Company’s internal ratings are in line with the related external rating system. Non-investment grade ratings have a higher probability of total loss than investment grade ratings.

Within the Consumer and Credit card loan portfolio segments, the primary credit quality indicators are classified based on the loan classification, refreshed monthly. The Consumer and Credit card loans are internally classified by the Company as Precautionary, Substandard, Doubtful or Estimated loss according to the Financial Services Commission’s asset classification guidelines. These assets pose an elevated risk and may have a high probability of total loss.

The tables below present certain information about credit quality indicators related to the Company’s commercial loan, consumer loan and credit card loan portfolio segments at December 31, 2010.

1) Commercial

	Investment grade	Non-investment grade (1)	Total
	(In millions of Korean won)
Commercial and industrial	26,050,125	48,558,387	74,608,512
Construction	1,814,695	4,607,023	6,421,718
Other commercial	1,900,006	449,970	2,349,976
Foreign	1,086,355	1,335,539	2,421,894

Total	30,851,181	54,950,919	85,802,100

(1)	Not-rated loans are included in Non-investment grade category.

2) Consumer

	Normal	Precautionary	Substandard	Doubtful	Estimated loss	Total
	(In millions of Korean won)
Mortgage	40,514,528	331,228	96,368	193,292	20,250	41,155,936
Home equity	28,996,624	166,837	107,950	11,189	4,799	29,287,399
Other consumer	27,264,573	350,930	64,177	95,081	15,142	27,789,903
Foreign	64,399	—	923	338	21	65,681

Total	96,840,124	848,995	269,418	299,900	40,482	98,298,919

3) Credit cards
	Normal	Precautionary	Substandard	Doubtful	Estimated loss	Total
	(In millions of Korean won)
Credit cards	12,153,081	179,591	3,531	38,013	20,486	12,394,702

Impaired loans and Troubled Debt Restructurings

A loan is considered impaired when, based on current information and events, it is probable that the Company will be unable to collect all amounts due from the borrower in accordance with the contractual terms of the loan. Impaired loans include the commercial, consumer and credit cards TDRs.

The following table summarizes key information for impaired loans as of December 31, 2010.

	December 31, 2010
	Unpaid Principal Balance	Impaired loans (1)(2)	Impaired loans with related allowance for credit losses	Related allowance for credit losses
	(In millions of Korean won)
Domestic
Commercial:
Commercial and industrial	3,021,271	2,507,401	2,403,642	1,197,221
Construction	1,310,135	1,248,698	1,229,476	787,881
Other commercial	42,478	42,060	41,266	6,724
Consumer:
Mortgage	59	59	59	2
Home equity	2	2	2	—
Other consumer	3,337	3,337	3,337	935
Credit cards:
Credit cards	19,245	19,241	19,241	3,036
Foreign	43,296	43,296	18,156	8,692

Total	4,439,823	3,864,094	3,715,179	2,004,491

(1)	Impaired loans exclude net deferred loan origination fees and costs.
(2)	Impaired loans include (Won)466,130, (Won)3,398, (Won)19,241, and (Won)0 million of commercial, consumer, credit cards and foreign loans related to troubled debt restructurings, respectively.

The following table provides the average balance of impaired loans and the amount of interest income recognized on impaired loans after impairment by portfolio segment and class.

	Average balance of impaired loans	Interest income recognized (1)(2)
	(In millions of Korean won)
Domestic
Commercial:
Commercial and industrial	3,074,564	144,649
Construction	1,038,044	48,650
Other commercial	11,489	574
Consumer:
Mortgage	72	5
Home equity	2	—
Other consumer	1,237	81
Credit cards:
Credit cards	30,609	6,416
Foreign	51,449	139

Total	4,207,466	200,514

(1)	Had the impaired loans performed in accordance with their original terms, additional interest income of (Won)84,923 million would have been recorded in 2010.
(2)	Of these amounts, (Won)34,555 million as of December 31, 2010, relate to troubled debt restructurings.

The adverse economic conditions in the Korean economy may continue to have a negative effect on debtors of the Company. The Company owns investment securities of, and has loans outstanding to, a number of Korean companies that have experienced financial difficulties. The ultimate collectability of these amounts is subject to a number of factors, including the successful performance of the debtors under various restructuring plans in place or in process of negotiation and their ability to perform on loan and debt obligations given the status of the Korean economy and the potential continuation of adverse trends or other unfavorable developments. Consequently, it is reasonably possible that adjustments could be made to the reserve for impaired loans and to the carrying amount of investments in the near term in amounts that may be material to the Company’s consolidated financial statements.

The table below summarizes the changes in the allowance for credit losses for the years ended December 31:

	2008			2009			2010
	Loans	Off-balance sheet credit instruments (1)	Total	Loans	Off-balance sheet credit instruments (1)	Total	Loans	Off-balance sheet credit instruments (1)	Total
	(In millions of Korean won)
Allowance at January 1, before effect of the adoption of new consolidation guidance	1,864,029	243,385	2,107,414	3,043,535	421,381	3,464,916	3,341,046	403,202	3,744,248
Allowance related to adoption of new consolidation guidance	—	—	—	—	—	—	(43,207)	185	(43,022)

Allowance at January 1,	1,864,029	243,385	2,107,414	3,043,535	421,381	3,464,916	3,297,839	403,387	3,701,226
Provision for (reversal of provision for) credit losses	2,141,631	171,823	2,313,454	2,216,169	(12,176)	2,203,993	3,238,100	329,940	3,568,040
Charge-offs	(1,564,778)	—	(1,564,778)	(2,383,566)	—	(2,383,566)	(2,831,686)	—	(2,831,686)
Recoveries	598,399	—	598,399	457,893	—	457,893	520,703	—	520,703
Other	4,254	6,173	10,427	7,015	(6,003)	1,012	22,370	(2,454)	19,916

Allowance at December 31,	3,043,535	421,381	3,464,916	3,341,046	403,202	3,744,248	4,247,326	730,873	4,978,199

(1)	The allowance for off-balance sheet credit instruments is included in “Other liabilities”.

The table below represents the allowance and the carrying value of loans by portfolio segment at December 31, 2010.

	Loans				Off-balance sheet credit instruments
	Commercial	Consumer	Credit cards	Total	Commercial	Consumer	Credit cards	Total
	(In millions of Korean won)
Allowance at January 1, before effect of the adoption of new consolidation guidance	2,677,731	461,142	202,173	3,341,046	204,757	91,117	107,328	403,202
Allowance related to adoption of new consolidation guidance	(43,207)	—	—	(43,207)	185	—	—	185

Allowance at January 1,	2,634,524	461,142	202,173	3,297,839	204,942	91,117	107,328	403,387
Provision for (reversal of provision for) credit losses	2,732,037	385,581	120,482	3,238,100	353,855	6,493	(30,408)	329,940
Charge-offs	(1,913,698)	(517,035)	(400,953)	(2,831,686)	—	—	—	—
Recoveries	133,289	142,249	245,165	520,703	—	—	—	—
Other	23,325	—	(955)	22,370	(2,454)	—	—	(2,454)

Allowance at December 31,	3,609,477	471,937	165,912	4,247,326	556,343	97,610	76,920	730,873

The following table disaggregates our allowance for loan losses and loan balance by impairment methodology as of December 31, 2010.

	Commercial	Consumer	Credit cards	Total
	(In millions of Korean won)
Individually evaluated for impairment
Loan balance	3,841,455	3,398	19,241	3,864,094
Allowance for loan losses	2,000,518	937	3,036	2,004,491

Collectively evaluated for impairment
Loan balance	81,960,645	98,295,521	12,375,461	192,631,627
Allowance for loan losses	1,608,959	471,000	162,876	2,242,835

Total Loans
Loan balance	85,802,100	98,298,919	12,394,702	196,495,721
Allowance for loan losses	3,609,477	471,937	165,912	4,247,326

11. Premises and Equipment

Premises and equipment, net as of December 31, 2009 and 2010 consisted of the following:

	2009	2010
	(In millions of Korean won)
Land	531,196	530,586
Buildings	1,041,861	1,062,590
Equipment and furniture	1,724,314	1,594,063
Leasehold improvements	395,437	428,450
Leased property under capital leases	33,045	33,045
Construction in progress	350	119

Total	3,726,203	3,648,853
Less: Accumulated depreciation	(2,109,052)	(2,170,666)

Premises and equipment, net	1,617,151	1,478,187

The Company incurred depreciation expense on its buildings, equipment and furniture, leasehold improvements and leased property under capital leases of (Won)327,441 million, (Won)337,956 million and (Won)260,428 million for the years ended December 31, 2008, 2009 and 2010, respectively, which is included in “Depreciation and amortization” in the consolidated statements of income.

12. Other Assets

Other assets as of December 31, 2009 and 2010 consisted of the following:

	2009	2010
	(In millions of Korean won)
Accounts receivable	264,373	142,176
Payments in advance	118,163	10,100
Deferred tax assets, net	30,232	203,765
Prepaid expenses	196,209	198,301
Prepaid income tax	622	144,214
Loans held for sale (1)	201,275	73,460
Fair value hedge derivatives	48,070	108,944
Income tax receivable	575,057	27,310
Others	33,662	260,951

Total	1,467,663	1,169,221

(1)	Included (Won)201,275 million of mortgage loans as of December 31, 2009 and (Won)73,460 million of mortgage loans as of December 31, 2010, which will be sold to KHFC.

13. Goodwill and Other Intangible Assets

The following table presents goodwill as of December 31, 2009 and 2010 allocated to each of the Company’s business segments, as defined in Note 35:

	2009	2010
	(In millions of Korean won)
Corporate Banking	145,985	145,985
Credit Card Operations	248,472	248,472
Other	184,993	191,447

Total	579,450	585,904

As of December 31, 2009 and 2010, the outstanding balances of goodwill, which resulted from the respective mergers with Korea Long Term Credit Bank and Kookmin Credit Card, were (Won)162,205 million and (Won)232,252 million, respectively. The amount related to Korea Long Term Credit Bank was allocated to Corporate Banking and Credit Card Operations, and the amount related to Kookmin Credit Card was allocated to Credit Card operations. In addition, the Company recognized (Won)117,238 million with respect to the acquisition of KB Investment and Securities Co., Ltd. (formerly Hannuri Investment & Securities Co., Ltd.), (Won)66,757 million for the acquisition of the noncontrolling interests owned by KB Asset Management Co., Ltd., and (Won)998 million for the acquisition of 51% of voting rights of Khmer Bank and allocated the combined amount to others. The reorganization of Powernet Technologies Corporation was completed on February 12, 2010, resulted in the recognition of goodwill of (Won)6,454 million which was allocated to the ‘Other’ segment and inclusion of the entity as consolidated entity.

There were no indefinite-lived intangible assets for any of the periods presented. Other intangible assets, which are subject to amortization, primarily include core deposit and credit card relationship intangibles, as well as capitalized software costs. The gross carrying amount and accumulated amortization related to other intangible assets as of December 31, 2009 and 2010 are presented below.

	December 31, 2009			December 31, 2010
	Gross carrying amount	Accumulated amortization	Net carrying amount	Gross carrying amount	Accumulated Amortization	Net carrying amount
	(In millions of Korean won)
Core deposit intangible	397,836	(397,836)	—	397,836	(397,836)	—
Credit card relationship intangible (1)	131,876	(131,876)	—	131,876	(131,876)	—
Credit card relationship intangible (2)	75,000	(60,525)	14,475	75,000	(65,250)	9,750
Capitalized software costs	353,020	(198,868)	154,152	495,386	(240,194)	255,192
Leased property under capital leases	13,656	(2,465)	11,191	13,656	(5,879)	7,777
Others	40,090	(29,193)	10,897	59,908	(57,307)	2,601

Total	1,011,478	(820,763)	190,715	1,173,662	(898,342)	275,320

(1)	Recognized with respect to the merger of H&CB
(2)	Recognized with respect to the merger of KCC

The aggregate amortization expenses of other intangible assets in 2008, 2009, and 2010 were (Won)79,746 million, (Won)93,051 million and (Won)99,140 million respectively, and are included in “Depreciation and amortization” in the consolidated statements of income. The amortization expenses related to other intangible assets over their remaining useful lives are expected to be (Won)101,622 million, (Won)89,492 million, (Won)61,192 million, (Won)22,986 million and (Won)16 million for 2011, 2012, 2013, 2014, and 2015, respectively.

14. Deposits

Deposits as of December 31, 2009 and 2010 were as follows:

	2009	2010	Weighted average rate paid for 2010
	(In millions of Korean won)
Interest-bearing deposits:
Time deposits	90,416,765	116,152,598	3.62%
Savings deposits	48,007,195	54,099,973	0.42%
Certificate of deposits	23,081,256	2,346,928	4.03%
Mutual installment deposits	3,690,582	3,427,103	3.05%
Interest-bearing demand deposits	883,123	819,595	1.27%

Total interest-bearing deposits	166,078,921	176,846,197	2.73%
Non-interest-bearing deposits:
Demand deposits	3,104,147	3,081,938

Total deposits	169,183,068	179,928,135	2.68%

In accordance with the Bank of Korea Act, banks are required to maintain reserves of 0% to 7% of customer deposits with the Bank of Korea, which is recorded as restricted cash in the consolidated balance sheet (See Note 4).

The scheduled contractual maturities of time deposits, certificates of deposit and mutual installment deposits as of December 31, 2010 were as follows:

(In millions of Korean won)
2011	114,580,577
2012	2,859,450
2013	2,924,004
2014	414,731
2015	533,389
Thereafter	614,478

Total	121,926,629

The Korea Deposit Insurance Corporation (“KDIC”) provides deposit insurance up to a total of (Won)50 million per depositor in each bank pursuant to the Depositor Protection Act for deposits maturing after January 1, 2001, regardless of the placement date of the deposit. For the insurance covered by KDIC, the Company recorded a premium of 0.18% of the average deposits which amounted to (Won)207,264 million, (Won)219,915 million and (Won)237,852 million in 2008, 2009 and 2010, respectively.

15. Other Borrowed Funds

A summary of other borrowed funds as of December 31, 2009 and 2010 is presented below.

	2009		2010
	Outstanding balance	Weighted average interest rate	Outstanding balance	Weighted average interest rate
	(In millions of Korean won)
Kookmin Bank
Borrowings from the Bank of Korea	1,343,725	1.25%	930,653	1.22%
Borrowings in foreign currencies	2,771,349	2.85%	2,828,324	1.24%
Borrowings from trust accounts managed by the Bank	1,658,160	1.76%	1,834,461	1.90%
Debentures in Won	2,117,331	4.67%	1,895,502	4.94%
Other borrowings	64,839	3.80%	75,586	3.28%

Subtotal	7,955,404	2.84%	7,564,526	2.35%

Subsidiaries
Borrowings from other financial Institutions	162,654	5.74%	158,866	5.05%
Borrowings in foreign currencies	58,228	2.29%	301,808	0.93%
Debentures in Won	—	—%	750,000	6.65%

Subtotal	220,882	4.83%	1,210,674	5.01%

Total	8,176,286	2.82%	8,775,200	2.61%

Other borrowed funds are defined as borrowed funds with original maturities of less than one year.

16. Secured Borrowings

The Company transferred certain loans and investment securities to SPEs, which in turn issued beneficial interests collateralized by such loans. These transactions did not meet the conditions for a sale under ASC 860 and have been accounted for as secured borrowings. As a result, the loans and securities collateralizing these borrowings are included in “Loans” and “Trading Assets” and the beneficial interests issued by the SPEs, which paid interest at rates of 1.50% to 7.25% per annum as of December 31, 2010, are included in “Secured borrowings.”

In addition, the Company has sold securities under repurchase agreement having maturities in one year or less, which are also classified as secured borrowings. Securities sold under agreements to repurchase are reflected at the amount of cash received in connection with the transaction. The Company may be required to provide additional collateral based on the fair value of the underlying securities.

The components of the secured borrowings and related collateral as of December 31, 2009 were as follows:

	2009
			Collateral
	Maturity	Secured borrowings	Loans	Securities
	(In millions of Korean Won)
KB 1st Mortgage Loan Specialty Co., Ltd. 1.76% senior collateralized bond obligation	2039	540,520	591,976	—
KB 12th ABS Specialty Co., Ltd. 7.00%-8.50% senior collateralized bond obligation	2010~2011	70,000	22,330	—
KB 13th ABS Specialty Co., Ltd. 3.82%-6.41% senior collateralized bond obligation	2010~2011	165,000	120,586	—
New Star 1st ABS Specialty Co., Ltd. 4.65%-5.05% commercial papers	2010	100,000	—	99,285
Eubora ABS Specialty Co., Ltd. 4.05%-4.45% senior collateralized bond obligation	2010	70,000	69,662	—
KAMCO Value Recreation 3rd ABS Specialty Co., Ltd. 6.27% senior collateralized bond obligation	2012	3,258	3,346	—
Other 7.25% senior collateralized bond obligation	2014	1,141,845	4,148,828	—
Other 1.29%-7.40% securities sold under repurchase agreement	2010	2,605,262	—	4,325,842

Gross secured borrowings		4,695,885	4,956,728	4,425,127
Discount		(26,157)	—	—

Total		4,669,728	4,956,728	4,425,127

The components of the secured borrowings and related collateral as of December 31, 2010 were as follows:

	2010
			Collateral
	Maturity	Secured borrowings	Loans	Securities
	(In millions of Korean Won)
KB 1st Mortgage Loan Specialty Co., Ltd. 2.11% senior collateralized bond obligation	2039	423,379	521,932	—
KB 14th ABS Specialty Co., Ltd. 6.03%-6.57% senior collateralized bond obligation	2011-2012	30,000	35,638	—
New Star 1st ABS Specialty Co., Ltd. 4.65%-5.05% commercial papers	2011	100,300	—	100,985
KAMCO Value Recreation 3rd ABS Specialty Co., Ltd. 5.08% senior collateralized bond obligation	2012	3,258	8,167	—
Other 7.25% senior collateralized bond obligation	2014	1,136,852	1,565,028	—
Other 1.50%-4.90% securities sold under repurchase agreement	2011	977,958	—	3,207,845

Gross secured borrowings		2,671,747	2,130,765	3,308,830
Discount		(20,678)	—	—

Total		2,651,069	2,130,765	3,308,830

Secured borrowings maturity schedule

The combined aggregate amounts of all secured borrowings by contractual maturities as of December 31, 2010 were as follows:

(In millions of Korean won)
Due in 2011	1,093,258
Due in 2012	18,258
Due in 2013	—
Due in 2014	1,136,852
Due in 2015	—
Thereafter	423,379

Gross secured borrowings	2,671,747
Discount	(20,678)

Total	2,651,069

17. Long-term Debt

The following table is a summary of long-term debt (net of unamortized original issue discount) as of December 31, 2009 and 2010:

	Interest rate	Maturity	2009	2010
	(In millions of Korean won)
Senior
Kookmin Bank
Won currency
Notes payable to Ministry of Finance and Economy	1.72%~5.00%	2011~2025	84,332	76,495
Notes payable to Korea Development Bank	2.00%~3.29%	2011~2019	47,406	56,252
Notes payable to other government funds	0.00%~4.25%	2011~2026	589,940	599,728
Notes payable to Industrial Bank of Korea	2.72%~3.49%	2011~2016	19,473	10,654
Floating rate finance debentures (1)	4.29%~12.00%	2011~2027	1,446,122	3,680,885
Finance debentures	2.94%~7.95%	2011~2013	21,218,836	11,300,682
Other notes payable	1.20%~5.40%	2011~2024	1,783,816	2,059,494

Subtotal			25,189,925	17,784,190

Foreign currency
Floating rate finance debentures (1)	0.49%~5.45%	2011~2012	2,462,677	1,263,080
Finance debentures	1.17%~5.88%	2011~2013	591,376	1,089,259
Floating rate notes payable (1)	0.69%~5.45%	2011~2012	1,420,185	1,340,895
Other notes payable	1.70%	2011	—	145,347

Subtotal			4,474,238	3,838,581

Subsidiaries
Finance debentures	5.30%~6.00%	2012~2017	800,000	50,000
Borrowings from other financial institutions in Won	1.00%~4.70%	2017~2022	50,461	27,551
Borrowings from Small and Medium Company Promotion Fund			17,692	—

Subtotal			868,153	77,551

Subordinated
Kookmin Bank
Won currency
Finance debentures	4.38~8.5%	2011~2039	9,042,350	8,386,090

Subsidiaries
Won Currency
Other borrowings			695	—

Gross long-term debt			39,575,361	30,086,412
Discount			(5,452)	(6,280)

Total long-term debt, net			39,569,909	30,080,132

(1)	Interest rates on floating rate debt are those rates in effect at December 31, 2010.

Long-term debt is predominately denominated in Won, U.S. dollars and Japanese yen with both fixed and floating interest rates. Floating rates are generally determined periodically by formulas based on certain money market rates tied to the three-month or six-month London Inter-bank Offered Rate (“LIBOR”) and the monthly Public Fund Prime Rate published by the Korean government and are reset on a monthly, quarterly and semi-annual basis. The weighted-average interest rates for long-term debt were 5.18% and 5.08% as of December 31, 2009 and 2010, respectively.

Debt maturity schedule

The combined aggregate amounts of all long-term debt by contractual maturities as of December 31, 2010 were as follows:

(In millions of Korean won)
Due in 2011	10,011,500
Due in 2012	7,387,991
Due in 2013	2,075,068
Due in 2014	4,767,098
Due in 2015	377,793
Thereafter	5,466,962

Gross long-term debt	30,086,412
Discount	(6,280)

Total long-term debt, net	30,080,132

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

Consequently, during the first quarter of 2009, the Company amended covenants contained in certain borrowings as of December 31, 2008 and the Company repaid the borrowings whose agreements were not amended. As of December 31, 2010, the Company is in compliance with the covenants contained in the borrowing agreements.

18. Other Liabilities

Other liabilities as of December 31, 2009 and 2010 were comprised of the following:

	2009	2010
	(In millions of Korean won)
Accrued severance benefits	175,987	138,230
Accrued expenses	301,134	295,508
Accounts payable	649,119	637,508
Unearned income	160,426	111,762
Tax withholdings and income tax payable	197,821	132,202
Guarantee deposits received	142,264	142,990
Deferred tax liabilities	102,285	11,011
Fair value hedge derivatives	209,929	217,891
Due to agencies	344,668	381,896
Allowance for losses on off-balance sheet credit instruments	403,202	730,873
Payments received on behalf of government and others	218,415	271,566
Others	449,510	754,119

Total	3,354,760	3,825,556

19. Non-interest Income

The components of non-interest income for the years ended December 31, 2008, 2009 and 2010 were as follows:

	2008	2009	2010
	(In millions of Korean won)
Trust fees, net	165,459	188,980	212,819

Other fees and commission income:
Commissions received on fund management	87,642	53,876	43,979
Commissions and fees received for brokerage and agency activities	373,735	324,262	339,072
Commissions received on credit cards	1,034,409	1,090,138	1,191,390
Commissions received in remittance	11,945	9,832	9,029
Commissions received on cash dispenser service	80,339	76,124	75,819
Commissions received on letters of credit	54,020	54,484	56,107
Bancassurance fees received	170,247	131,887	147,198
Other	568,354	609,289	542,917

Subtotal	2,380,691	2,349,892	2,405,511

Net trading revenue	104,141	164,612	397,921

Net gain (loss) on investments:
Debt securities	(13,954)	140,591	148,868
Equity securities	(177,303)	32,014	(79,101)
Other	281,648	95,317	(97,058)

Subtotal	90,391	267,922	(27,291)

Other non-interest income:
Gain on sale of loans	13,329	80,211	83,366
Other	198,268	461,829	290,819

Subtotal	211,597	542,040	374,185

Total non-interest income	2,952,279	3,513,446	3,363,145

20. Non-interest Expenses

The components of non-interest expenses for the years ended December 31, 2008, 2009 and 2010 were as follows:

	2008	2009	2010
	(In millions of Korean won)
Salaries and employee benefits:
Salaries and other benefits	2,161,635	2,062,838	2,625,543
Provision for accrued severance benefits	173,348	154,716	156,102

Subtotal	2,334,983	2,217,554	2,781,645

Depreciation and amortization:
Depreciation on premises and equipment	327,441	337,956	260,428
Amortization of other intangible assets	79,746	93,051	99,140

Subtotal	407,187	431,007	359,568

Other administrative expenses	875,278	857,087	920,140

Credit card fees:
Commissions paid on credit cards	372,874	416,314	554,695
Commissions paid on troubled credit cards	906	968	1,113

Subtotal	373,780	417,282	555,808

Other fees and commissions:
Insurance fees on deposits to KDIC	207,264	219,915	237,852
Contribution to guarantee funds	335,088	334,875	328,044
Commissions on overdue loans	2	—	1
Other	284,081	315,633	332,488

Subtotal	826,435	870,423	898,385

Other non-interest expenses:
Loss on sale of loans	16,622	31,242	28,183
Loss on disposition of assets	1,094	3,284	1,291
Tax expenses other than income tax	142,270	120,593	119,596
Other	343,180	793,619	484,360

Subtotal	503,166	948,738	633,430

Total non-interest expenses	5,320,829	5,742,091	6,148,976

21. Common Stock

Capital stock

The Company has 1,000 million authorized shares of common stock with (Won)5,000 par value, of which 386,351,693 shares were issued as of December 31, 2009 and 2010, and 343,028,989 shares (net of 43,322,704 treasury shares) were outstanding as of December 31, 2009 and 2010, respectively.

Treasury stock

Treasury stock transactions are recorded at cost. The changes in the treasury stock of the Company for the years ended December 31, 2008, 2009 and 2010 were as follows:

Description	Shares increase	Shares decrease	Net changes

Shares at January 1, 2008			26,082

2008	73,636,201	26,232,012	47,404,189
2009	43,412	4,150,979	(4,107,567)
2010	—	—	—

Shares at December 31, 2010			43,322,704

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

22. Retained Earnings

Korean regulations require the Company to appropriate retained earnings for certain purposes. Appropriated and unappropriated retained earnings as of December 31, 2009 and 2010 were as follows:

	2009	2010
	(In millions of Korean won)
Appropriated retained earnings:
Legal reserve	1,502,440	1,566,040
Reserve for financial structure improvement	55,600	55,600
Other statutory reserves	5,021	5,021
Unappropriated retained earnings	9,215,063	8,470,256

Total	10,778,124	10,096,917

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

As of December 31, 2009 and 2010, total balances of accumulated restricted retained earnings were (Won)1,563,061 million and (Won)1,626,661 million, respectively.

Dividends

Dividends payable to the equity stockholders are based on the unappropriated retained earnings available for distribution, which is defined in Korean Commercial Law, as reported in the Company’s non-consolidated financial statements prepared in accordance with Korean GAAP. Hence, the unappropriated retained earnings available for dividend distribution in accordance with U.S. GAAP may, in certain years, either not be fully available or will be additionally available for distribution to the equity stockholders. Further, dividends are declared and paid in Korean won. Treasury shares are excluded from the dividend distribution. The Company has reported unappropriated retained earnings of (Won)1,116,531 million and (Won)1,076,494 million in its Korean GAAP non-consolidated financial statements as of December 31, 2009 and 2010, respectively. With respect to unappropriated retained earnings available for the payment of dividends as of December 31, 2009, at the annual general meeting of stockholders on March 26, 2010, the stockholders of the Company approved the payment of a cash dividend of 4.60% to stockholders of record as of December 31, 2009, and cash dividend amounting to (Won)78,897 million was paid on March 28, 2010. With respect to unappropriated retained earnings available for the payment of dividends as of December 31, 2010, at the annual general meeting of stockholders on March 25, 2011, the stockholders of the Company approved the payment of a cash dividend of 2.40% to stockholders of record as of December 31, 2010, and cash dividend amounting to (Won)41,163 million was paid on April 8, 2011.

Kookmin Bank has reported unappropriated retained earnings of (Won)7,539,785 million and (Won)7,392,080 million respectively, as of December 31, 2009 and 2010, in its Korean GAAP non-consolidated financial statements. With respect to unappropriated retained earnings available for the payment of dividends as of December 31, 2009, on March 25, 2010, the Company approved the payment of a cash dividend of 3.84% to stockholders of record as of December 31, 2009 and cash dividend amounting to (Won)95,305 million was paid on March 26, 2010. However, with respect to unappropriated retained earnings available for the payment of dividends as of December 31, 2010, the Company approved no payment of a cash dividend to stockholders on March 24, 2011.

23. Components of Accumulated Other Comprehensive Income (Loss)

Comprehensive income includes net income plus transactions and other occurrences that are the result of non-owner changes in equity. For the years ended December 31, 2008, 2009, and 2010, the non-owner equity changes were composed of foreign currency translation adjustments and unrealized gains and losses on investment securities, net of taxes. Below are the components of accumulated other comprehensive income (loss) and the related tax effects for the years ended December 31, 2008, 2009 and 2010.

	Foreign currency translation adjustments	Net unrealized gains (losses) on investment securities	Accumulated other comprehensive income (loss), net
	(In millions of Korean won)
Balance, January 1, 2008	(41,972)	(91,014)	(132,986)
Foreign currency translation adjustments, net of tax expense of (Won)34,755 million	91,626	—	91,626
Unrealized holding gains on investment securities, net of tax expense of (Won)148,183 million	—	389,479	389,479
Less: Reclassification adjustment for losses included in net income, net of tax expense of (Won)15,880 million	—	41,790	41,790

Current period change	91,626	431,269	522,895

Balance, December 31, 2008	49,654	340,255	389,909

Foreign currency translation adjustments, net of tax benefit of (Won)31,907 million	(116,657)	—	(116,657)
Unrealized holding gains on investment securities, net of tax expense of (Won)28,737 million	—	105,810	105,810
Less: Reclassification adjustment for gains included in net income, net of tax benefit of (Won)49,170 million	—	(134,411)	(134,411)

Current period change	(116,657)	(28,601)	(145,258)

Balance, December 31, 2009	(67,003)	311,654	244,651

Foreign currency translation adjustments, net of tax expense of (Won)13,422 million	(30,487)	—	(30,487)
Unrealized holding gains on investment securities, net of tax expense of (Won)69,580 million	—	255,618	255,618
Less: Reclassification adjustment for gains included in net income, net of tax benefit of (Won)41,411 million	—	(96,619)	(96,619)

Current period change	(30,487)	158,999	128,512

Balance, December 31, 2010	(97,490)	470,653	373,163

24. Regulatory Requirements

In conformity with the Financial Supervisory Service (“FSS”) and the Basel Committee on Banking Regulations and Supervisory Practice guidelines, Kookmin Bank, a subsidiary of the Company, applies risk-adjusted capital ratios to evaluate its capital adequacy. The capital adequacy guidelines adopt the so called BASEL II, the approach of risk-weighted capital measure based on the framework developed and proposed by the Basel Committee on Banking Supervision of the Bank for International Settlements (“BIS”).

Under the capital adequacy guidelines, banking institutions with international operations are required to maintain a minimum 8% total risk-based capital ratio, the ratio of total risk-adjusted capital divided by total risk-weighted assets, including a Tier 1 capital ratio of at least 4%.

The capital ratios are calculated based on Kookmin Bank’s consolidated balance sheets prepared in accordance with Korean GAAP which may vary in certain significant respects from U.S. GAAP. In the event Kookmin Bank does not maintain a consolidated capital adequacy ratio of 8%, it is subject to corrective actions recommended by the FSS based on the actual financial position and capital ratio of Kookmin Bank. Management of Kookmin Bank believes that Kookmin Bank met all capital adequacy requirements to which it is subject as of December 31, 2009 and 2010. However, events beyond management’s control, such as fluctuations in interest rates or a downturn in the economy could adversely affect future earnings and consequently, Kookmin Bank’s ability to meet its future capital requirements.

The following capital ratios are calculated in accordance with and as defined by the FSS guideline, which is materially consistent with BIS guidelines and Kookmin Bank’s consolidated financial statements prepared in accordance with Korean GAAP as of December 31:

	2009	2010
	(In millions of Korean won, except capital ratios)
Tier 1 capital	16,734,532	16,865,112
Tier 2 capital	4,973,120	3,935,533

Total risk-adjusted capital	21,707,652	20,800,645

Risk-Weighted Assets
Risk-weighted assets for credit risk (1)	139,926,727	140,742,572
Risk-weighted assets for market risk (2)	2,071,648	1,807,537
Risk-weighted assets for operating risk (3)	12,595,000	12,255,401

Total risk-weighted assets	154,593,375	154,805,510

Capital Adequacy Ratios (%)
Tier 1 capital ratio (%)	10.82	10.89
Tier 2 capital ratio (%)	3.22	2.55

Capital adequacy ratio (%)	14.04	13.44

(1)	Calculated by Foundation Internal Ratings-Based Approach
(2)	Calculated by Internal Models Method
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

The following table sets forth a summary of the Company’s consolidated capital adequacy ratio as of December 31, 2009 and 2010, based on applicable Korean GAAP and regulatory reporting standards:

	2009	2010
	(In millions of Korean won, except ratios)
Risk-weighted assets	182,664,075	183,077,983
Equity capital	24,360,262	23,948,343
Consolidated capital adequacy ratio	13.34%	13.08%

25. Income Tax

The components of income tax expense for the years ended December 31, 2008, 2009 and 2010 were as follows:

	For the years ended December 31,
	2008	2009	2010
	(In millions of Korean won)
National tax:
Current	513,390	175,628	187,277
Deferred	(61,888)	26,765	(255,379)
Tax expense (benefit) recognized under ASC 740	(38,914)	(13,771)	344,564

Total national income tax expense	412,588	188,622	276,462
Local tax:
Current	51,339	17,562	18,728
Deferred	(6,189)	2,677	(25,538)
Tax expense (benefit) recognized under ASC 740	(3,891)	(1,377)	34,456

Total local income tax expense	41,259	18,862	27,646

Total income tax expense	453,847	207,484	304,108

The preceding table does not reflect the tax effects of unrealized gains and losses on available-for-sale securities and foreign currency translation. The tax effects of these items are recorded directly in total equity.

Income tax on the operating profit differs from the theoretical amount that would arise at the statutory tax rate of the home country of the Company as follows:

	2008	2009	2010
	(In millions of Korean won)
Income from continuing operations for the years ended December 31,	1,786,785	926,053	(288,416)

Statutory tax rates	27.5%	24.2%	24.2%

Prima facie tax calculated at a statutory tax rate	491,366	224,105	(69,797)
Income not assessable for tax purposes	(138,343)	(59,999)	(35,290)
Expenses not deductible for tax purposes	168,944	35,184	68,468
Taxation on outside basis	27,372	3,045	18,050
Adjustment for overseas tax rates	24,925	(5,980)	(15,374)
Change in statutory tax rate	(53,524)	13,997	(28,209)
Increase in valuation allowance	(19,760)	6,484	(3,793)
Korean government tax assessment	(42,805)	(15,059)	379,020
Others	(4,328)	5,707	(8,967)

Income tax expense	453,847	207,484	304,108

Effective tax rate	25.4%	22.4%	(105.44)%

Pursuant to amendments to the Corporation Income Tax Law in 2008, the statutory tax rates changed from 14.3% for the first (Won)100 million and 27.5% for any excess amount in 2007 to 12.1% for the first (Won)200 million and 27.5% for any excess amount in 2008, 12.1% for the first (Won)200 million and 24.2% for the excess amount in 2009, and 11% for the first (Won)200 million and 22.0% for the excess amount in 2010 and thereafter.

Pursuant to amendments to the Corporation Income Tax Law in 2009, the statutory tax rates changed from 12.1% for the first (Won)200 million and 24.2% for the excess amount in 2009 to 11% for the first (Won)200 million and 24.2% for the excess amount in 2010 and 2011, and 11% for the first (Won)200 million and 22.0% for the excess amount in 2012 and thereafter.

As a result of the changes in statutory tax rates, income tax expense increased by (Won)13,997 million and deferred income tax liabilities related to temporary differences and other comprehensive income increased by (Won)6,201 million and (Won)7,796 million, respectively, in 2009.

The tax effects of temporary differences that give rise to significant portions of the deferred income tax assets (“DTA”) and deferred income tax liabilities (“DTL”) as of December 31, 2009 and 2010 were as follows:

	2009	2010
	(In millions of Korean won)
Deferred income tax assets:
Allowance for loan losses	—	8,337
Other liabilities	197,615	292,309
Valuation of trading assets and investments	88,383	111,929
Premises and equipment	143,750	147,971
Long-term debt	1,369	16,503
Net operating loss	39,253	32,710

Total gross deferred income tax assets	470,370	609,759

Less: Valuation allowance	(84,746)	(80,954)

Deferred income tax assets	385,624	528,805

Deferred income tax liabilities:
Allowance for loan losses	242,141	—
Valuation of trading assets and available-for-sale securities	102,284	138,861
Accrued interest and dividend receivable	16,966	84,576
Other assets	43,964	24,863
Other temporary differences	52,322	87,751

Total gross deferred income tax liabilities	457,677	336,051

Net deferred income tax assets (liabilities), including other comprehensive income (“OCI”) related DTA (DTL)	(72,053)	192,754

Less: Net OCI related DTA (DTL)	(84,443)	(137,187)

Net deferred income tax assets, excluding net OCI related DTA (DTL)	12,390	329,941

Deferred income tax assets are recognized only to the extent that realization of the related tax benefit is more likely than not. Management believes it is uncertain whether certain subsidiaries will generate sufficient profits to offset their tax losses in 2009 and 2010. Accordingly, a valuation allowance totaling (Won)84,746 million and (Won)80,954 million as of December 2009 and 2010, respectively, was recognized for deferred income tax assets related to net operating loss carryforwards (“NOLs”) and temporary differences that may not be realized.

As of December 31, 2010, the Company, including its subsidiaries had (Won)148,485 million of NOLs. These losses are expected to expire in the periods from 2011 to 2019.

As the Company decided to adopt a ‘Consolidated Tax return System’ starting 2010, the tax expense or benefit is calculated including its wholly-owned subsidiaries. NOLs calculated before applying the consolidated tax return system can be deducted only from the relevant taxable income of the individual entity.

The beginning balance of unrecognized tax benefits reconciles to the balance as of December 31, 2009 and 2010 in the following table:

	2009	2010
	(In millions of Korean won)
Total unrecognized tax benefits at January 1	41,750	45,172
Amount of increase for current year’s tax position	3,483	707
Gross amount of increases for prior years’ tax position	—	268,616
Gross amount of decreases for prior years’ tax position	(13)	(15,197)
Reductions due to lapse of statutes of limitation	(48)	(41)

Total unrecognized tax benefits at December 31	45,172	299,257

Any changes in the amounts of unrecognized tax benefits related to temporary differences would result in a reclassification to deferred tax liability, and any changes in the amounts of unrecognized tax benefits related to permanent differences would result in an adjustment to income tax expense and effective tax rate. As of December 31, 2009 and 2010, the unrecognized tax benefits included above which would, if recognized, affect the effective tax rate are (Won)31,836 million and (Won)299,257 million, respectively.

In accordance with ASC 740, the Company recorded (Won)575,057 million and (Won)27,310 million as of December 31, 2009 and 2010, respectively as “Other Assets” that the Company expects to receive through a court appeal according to the more-likely-than-not recognition criteria under the standard. (See Note 12).

The Company’s continuing practice is to recognize interest and penalties, if any, related to income tax matters in income tax expense. Pursuant to the adoption of ASC 740, the Company recorded income tax benefits for penalties and interest previously paid to the Korean tax authorities that it expects to be refunded. The Company recorded income tax benefits for penalties of (Won)111,686 million and (Won)(126) million as of December 31, 2009 and 2010, respectively, and also recorded income tax benefits for interest of (Won)62,896 million and (Won)1,884 million as of December 31, 2009 and 2010, respectively.

The Company does not expect any changes in unrecognized tax benefits would have a material impact on income tax expense during the next 12 months.

In 2007, the National Tax Service completed their regular examination of the Company’s income tax returns for the years 2002 through 2005, and as a result of the tax audit, the Company received (Won)189,509 million of tax assessments in May 2007 and received an additional tax assessment of (Won)292,337 million in July 2007. The Company paid the entire amount of such additional assessments in 2007, but filed an appeal with the National Tax Tribunal with respect to tax assessments made in 2007 amounting to (Won)481,846 million (including residence tax).

Before 2010, the Company’s management had believed that the Company’s tax deductions were appropriate and appealed the assessment to the National Tax Tribunal. However, most of these appeals were dismissed in March 2010, the Company derecognized the tax benefit of (Won)409,973 million and disclosed it as unrecognized tax benefits in 2010.

The Company filed an appeal with Seoul Administrative Court, which ruled in favor of the Company on April 1, 2011. On April 19, 2011, the National Tax Service of Korea appealed this case to the Seoul High Court, where it is currently pending.

The Company’s major tax jurisdiction is the Republic of Korea, and as of December 31, 2010, all tax years subsequent to 2005 remain open to examination.

26. Earnings Per Share (“EPS”)

The following table is a summary of the computation of earnings per share for the years ended December 31

	2008	2009	2010
	(In millions of Korean won, except share data)
Net income (loss)	1,332,938	718,569	(592,524)
Net income (loss) attributable to noncontrolling interests, net of tax	6,974	(2,072)	(4,409)

Net income (loss) attributable to stockholders for basic EPS	1,325,964	720,641	(588,115)

Net income (loss) attributable to stockholders for diluted EPS	1,325,964	720,641	(588,115)

Weighted average common shares outstanding applicable to basic EPS (In thousands)	330,498	325,397	343,029
Dilutive effect of stock options	—	—	—

Adjusted weighted average common shares outstanding applicable to diluted EPS (In thousands) (*)	330,498	325,397	343,029

Basic earnings per share:
Net income (loss) attributable to stockholders	4,012	2,215	(1,714)

Diluted earnings per share:
Net income (loss) attributable to stockholders	4,012	2,215	(1,714)

(*)

The numbers of weighted average common shares outstanding in 2008 and 2009 were adjusted by the effect of stocks issuance in September 2009 whose exercise price at issuance was less than the fair value of the stock. Additionally, the stock issuance contains a bonus element that is somewhat similar to a stock dividend. Therefore, the basic EPS was adjusted retroactively for the bonus element for all periods presented.

Stock options excluded from the computation of diluted earnings per share, due to their anti-dilutive effect, totaled nil, nil, and nil in 2008, 2009 and 2010, respectively.

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

Under limited circumstances, employees can withdraw their accumulated unpaid severance amounts before their termination of employment (“interim severance payment”). Severance plan payments include the amount for such withdrawal. Total interim severance payments made by the Company were (Won)14,078 million, (Won)409,605 million and (Won)159,944 million in 2008, 2009, and 2010, respectively.

In addition to regular termination benefits, the Company recognized special termination benefits of (Won)89,965 million, (Won)0 million and (Won)555,238 million to 402, nil and 3,244 employees, respectively, who accepted early retirement for the years ended December 31, 2008, 2009, and 2010, respectively.

The Company accrued severance benefits of (Won)173,348 million, (Won)154,716 million and (Won)156,102 million for the years ended December 31, 2008, 2009 and 2010, respectively.

The amounts contributed to the severance insurance deposit account were (Won)102,974 million (Won)157,032 million and (Won)119,951 million for the years ended December 31, 2008, 2009 and 2010, respectively.

Accrued employee severance plan obligations included in “Other liabilities” as of December 31 were as follows:

	2009	2010
	(In millions of Korean won)
Balance at beginning of the year	849,414	593,054
Severance benefit	154,716	156,102
Plan payments	(411,076)	(244,373)

	593,054	504,783
Less: Balance of payments remaining with National Pension Fund and Severance Insurance Deposit	(417,067)	(366,553)

Balance at end of the year	175,987	138,230

The Company expects to pay the following future benefits to its employees upon their normal retirement age of 58:

(In millions of Korean won)
2011	2,522
2012	2,628
2013	2,665
2014	5,239
2015	23,626
2016 – 2020	263,467

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

In 2010, the Company granted 793,449 stock grants which are subject to service requirements and the quantity is indexed to the sum of the major 3 competitors’ total market capitalization, return on asset, and total asset size.

The grants granted (a) are subject to service or performance based requirements, (b) have an exercise price of (Won)0 and (c) the quantity is indexed to the banking industry index. The grants vest over one to three years from the date of grant. The grants will be partly exercised on vesting date, and the remaining will be deferred and exercised over the period of three years.

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

The following table summarizes the information about stock option activity under the Company’s stock-based compensation plans for the years ended December 31, 2008, 2009 and 2010:

	2008		2009		2010
	Number of stock options	Weighted average exercise price (Won)	Number of stock options	Weighted average exercise price (Won)	Number of stock options	Weighted average exercise price (Won)
Outstanding, beginning of year	3,810,844	64,775	3,458,351	62,458	3,229,932	64,314
Granted	—	—	—	—	—	—
Exercised	(29,550)	32,053	(151,853)	43,932	(21,690)	40,479
Forfeited	(322,943)	77,359	(76,566)	75,341	(914,634)	54,331

Outstanding, end of year	3,458,351	62,458	3,229,932	64,314	2,293,608	68,520

Exercisable at year-end	1,876,585	50,012	2,667,395	61,617	2,293,608	68,520

The following table summarizes the information about the Company’s stock grants for the years ended December 31, 2008, 2009 and 2010:

	2008	2009	2010
(Number of Stock Grants)
Outstanding, beginning of year	—	194,108	312,639
Granted	299,252	268,882	793,449
Vested	(5,386)	(15,914)	(122,994)
Forfeited	(99,758)	(134,437)	(134,002)

Outstanding, end of year	194,108	312,639	849,092

In connection with the stock-based compensation plan, the Company recognized an expense reversal of (Won)20,139 million, and (Won)23,039 million of expenses and (Won)4,800 million of expense for the years ended December 31, 2008, 2009 and 2010, respectively.

Total fair value of shares vested during 2008, 2009 and 2010 were (Won)3,459 million (Won)1,143 million and (Won)5,963 million respectively.

The fair value of each option award is estimated using a Black-Scholes option pricing model based on the assumptions noted in the table below. Expected volatility is based on the historical volatility of the Company’s stock. The expected term represents the period of time that options granted are expected to be outstanding. The expected term is estimated using employees’ actual historical behavior and projected future behavior based on expected exercise patterns. The risk-free interest rate is based on the Korean government treasury bond rate where the remaining term equals the expected term. Dividend yield is based on the Company’s historical dividend payout ratio. The assumptions that were used for the valuation of each option at the grant date for the years ended December 31, 2008, 2009, and 2010 are as follows:

For options granted during	2008	2009	2010
Expected annual dividend yield	3.03%	2.79%	1.29%
Expected volatility	47.62%	42.60%	32.81%
Risk-free interest rate	3.24%	3.63%	3.01%
Expected option life	2.2 years	1.5 years	1.3 years

The fair value of each grant awarded is estimated using a Monte-Carlo simulation model based on the assumptions noted in the table below because the Black-Scholes model cannot be used in this case as the exercisable number of stock grants changes when the market price changes. Expected volatility is based on the historical volatility of the Company’s stock. The expected term represents the period of time that grants’ requisite period would end. The risk-free interest rate is based on the Korean government treasury bond rate where the remaining term equals the expected term. Dividend yield is based on the Company’s historical dividend payout ratio. The assumptions that were used for the valuation of each stock grant for the years ended December 31, 2008, 2009, and 2010 are as follows:

For options granted during	2008	2009	2010
Expected annual dividend yield	3.03%	2.79%	1.29%
Expected volatility	59.02%	54.29%	43.27%
Risk-free interest rate	3.31%	3.56%	3.01%
Expected option life	1.7 years	1.1 years	1.7 years

The following table summarizes the information about stock options outstanding as of December 31, 2010:

	Options outstanding				Options exercisable
Exercise price (Won)	Number of stock options (1)	Weighted average remaining contractual life (2)	Weighted average exercise price (Won)	Intrinsic value (Mil Won)	Number of stock options	Weighted average exercise price (Won)	Intrinsic value (Mil Won)
42,200	3,351	0.2	42,200	51	3,351	42,200	51
43,800	26,712	0.2	43,800	366	26,712	43,800	366
58,600	10,000	0.2	58,600	—	10,000	58,600	—
35,500	51,303	0.2	35,500	1,129	51,303	35,500	1,129
40,500	5,091	0.7	40,500	87	5,091	40,500	87
46,100	54,250	1.1	46,100	618	54,250	46,100	618
48,500	10,000	1.2	48,500	90	10,000	48,500	90
48,800	10,000	1.2	48,800	87	10,000	48,800	87
46,800	450,928	2.2	46,800	4,825	450,928	46,800	4,825
61,000	10,182	2.2	61,000	—	10,182	61,000	—
60,300	5,077	2.2	60,300	—	5,077	60,300	—
63,800	10,031	2.2	63,800	—	10,031	63,800	—
63,600	10,072	2.2	63,600	—	10,072	63,600	—
51,600	90,000	2.2	51,600	531	90,000	51,600	531
45,700	8,827	2.3	45,700	104	8,827	45,700	104
49,200	29,441	2.6	49,200	244	29,441	49,200	244
53,000	7,212	2.6	53,000	32	7,212	53,000	32
85,100	5,000	3.2	85,100	—	5,000	85,100	—
75,200	444,237	3.2	75,200	—	444,237	75,200	—
81,900	21,459	3.2	81,900	—	21,459	81,900	—
77,900	59,750	3.2	77,900	—	59,750	77,900	—
80,000	27,878	3.2	80,000	—	27,878	80,000	—
77,800	29,770	3.2	77,800	—	29,770	77,800	—
80,300	163,557	3.2	80,300	—	163,557	80,300	—
81,900	25,613	3.3	81,900	—	25,613	81,900	—
76,600	18,987	3.8	76,600	—	18,987	76,600	—
77,100	657,498	4.1	77,100	7,089	657,498	77,100	7,089
84,500	15,246	4.2	84,500	33	15,246	84,500	33
71,538	22,146	0.2	71,538	—	22,146	71,538	—
129,100	9,990	0.2	129,100	—	9,990	129,100	—

	2,293,608				2,293,608

(1)	Number of stock options vested and expected to vest were 2,293,608.
(2)	Contractual life indicates the sum of service (vesting) period and exercise period.

The following table summarizes the information about stock grants outstanding as of December 31, 2010:

Grant Date	Number of stock grants (1)	Weighted average Remaining contractual life (2)	Intrinsic Value (Mil Won)
2008-03-28	4,787	1.61	275
2008-09-29	1,521	0.00	87
2008-10-18	7,365	1.90	423
2009-07-30	10,499	0.51	604
2009-08-27	2,328	1.00	134
2009-09-28	67,990	0.98	3,909
2009-11-18	4,976	1.89	286
2010-01-01	989	2.00	57
2010-01-01	74,567	2.00	4,288
2010-01-01	28,751	2.00	1,653
2010-01-01	14,674	2.00	844
2010-05-10	23,376	2.14	1,344
2010-05-31	186,080	2.41	10,700
2010-07-01	2,432	2.12	140
2010-07-21	2,638	2.01	152
2010-07-29	150	2.00	9
2010-07-29	985	2.03	57
2010-08-01	10,395	2.19	598
2010-08-03	1,348	2.09	78
2010-08-04	1,625	2.03	93
2010-08-12	165	3.00	9
2010-08-12	40,007	3.00	2,300
2010-08-18	1,994	2.01	115
2010-08-23	170	2.01	10
2010-08-24	2,321	2.02	133
2010-09-11	662	2.00	38
2010-09-16	76,071	5.00	4,374
2010-09-17	88,971	5.00	5,116
2010-09-20	445	2.00	26
2010-09-29	9,839	3.01	566
2010-10-06	4,767	2.00	274
2010-11-26	90,708	3.74	5,216
2010-12-08	85,058	2.83	4,891
2010-12-15	438	2.65	25

	849,092

(1)	Number of stock grants vested and expected to vest were 502,145
(2)	Contractual life indicates the sum of service (vesting) period.

The total intrinsic values of stock options and stock grants exercised for the years ended December 31, 2009 and 2010 were (Won)1,650 million and (Won)4,289 million respectively. The total amount of cash received from the exercise of share options for the years ended December 31, 2009 and 2010 was nil.

29. Fair Value Measurement

Effective January 1, 2008, the Company adopted ASC 820 which defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Company determines the fair value of its financial instruments that are recognized or disclosed at fair value in the financial statements on a recurring basis in accordance with ASC 820. The Company adopted the provisions of this statement on January 1, 2009 related to nonfinancial assets and nonfinancial liabilities that are not measured at fair value on a recurring basis.

The fair value hierarchy established in ASC 820 requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. Fair value is a market-based measure considered from the perspective of a market participant. As such, even when market assumptions are not readily available, the Company’s own assumptions reflect those that market participants would use in pricing the asset or liability at the measurement date.

The fair value for certain financial instruments is derived using pricing models and other valuation techniques that involve significant management judgment. The price transparency of financial instruments is a key determinant of the degree of judgment involved in measuring fair value of the Company’s financial instruments. Financial instruments for which actively quoted prices or pricing parameters are available will generally have a higher degree of price transparency than those that are thinly traded or not quoted. In accordance with ASC 820, the criteria used to determine whether the market for a financial instrument is active or inactive is based on the particular asset or liability.

As a result of the adoption of ASC 820, the Company has made some amendments to the techniques used in measuring the fair value of derivatives and other positions. These amendments change the way that the probability of default of a counterparty is factored into the valuation of derivative positions and include the impact of the Company’s own credit risk on derivatives and other liabilities measured at fair value.

In accordance with ASC 820, the Company maximizes the use of observable inputs and minimizes the use of unobservable inputs when developing fair value measurements. When market prices are available, the Company uses quoted market prices to measure fair value. If market prices are not available, fair value measurements are based upon models that use primarily market-based or independently-sourced market parameters, including interest rate yield curves, prepayment speeds, option volatilities and currency rates. Most of financial instruments use either of the foregoing methodologies, collectively Level 1 and Level 2 measurements, to determine fair value recorded in the Company’s financial statements. However, in circumstances where market prices are limited or unavailable, valuations may require significant management judgments or adjustments that utilize significant unobservable inputs, to determine fair value. In these cases, the financial instruments are classified as Level 3.

The following are descriptions of valuation methodologies used by the Company to measure various financial instruments at fair value.

Trading and available-for-sale securities and securities sold short, not yet purchased: The fair values of the securities included in trading assets and available-for-sale securities included in investments and securities in short position included in trading liabilities are recognized in the consolidated balance sheets based on quoted market prices, where available. For the securities traded in the over-the-counter market, the Company generally determines fair value utilizing internal valuation techniques or based on prices obtained from independent pricing services or brokers. Trading securities and available-for-sale securities recorded by using valuation methods and prices obtained from pricing services or brokers are generally classified as Level 2, except in cases where such quoted prices include unobservable inputs (i.e., estimates of cash flows, correlations among factors, recovery rates etc.) to the models, in which case such financial instruments are classified as Level 3. Some of these instruments are valued using a discounted cash flow model, which estimates the fair value of the securities using the aforementioned inputs. The Company validates prices received from pricing services or brokers using a variety of methods, including, but not limited to, comparison to secondary pricing services, corroboration of pricing by reference to other independent market data such as secondary broker quotes and relevant benchmark indices, and review of pricing by the Company’s personnel familiar with market liquidity and other market-related conditions. The Company has internal price verification procedures and reviews fair value methodology documentation provided by independent pricing services.

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

Derivatives assets and liabilities: The majority of derivatives entered into by the Company are traded in over-the-counter markets and no quoted market prices exist for such instruments. The fair values of those derivatives are determined using internal valuation models that require the use of multiple market inputs including interest rate, prices and indices to generate continuous yield or pricing curves and volatility factors, which are used to value the position. Depending on the types and contractual terms of derivatives, fair value can be modeled using a series of techniques, such as the Black-Scholes option pricing model, simulation models or a combination of various models, which are consistently applied. The Company uses models that are widely accepted in the financial services industry. The derivatives are placed as either Level 2 or Level 3 depending on the observability of significant inputs to the applicable model. Most of forwards, swaps and options are valued using internally developed models that use as their basis readily observable market parameters. However, some of the forwards, swaps and options are valued using unobservable inputs such as correlations and historical volatilities. Futures are exchange-traded derivatives classified as Level 1. Credit default swaps are valued based on models with significant unobservable market parameters and are normally traded less actively, and are classified as Level 3.

Valuation Adjustments

Counterparty credit risk adjustments are applied to derivative assets, such as over-the-counter derivative instruments, when the market inputs used in the valuation model may not be indicative of the creditworthiness of the counterparty. Few of the Company’s derivatives are listed on an exchange. The majority of derivative positions are valued using internally developed models that use as their basis observable market inputs. Therefore, an adjustment is necessary to reflect the credit quality of each derivative counterparty to arrive at fair value. The adjustment is based on market-based measures of credit risk to the extent available. The adjustment also takes into account contractual factors designed to reduce the Company’s credit exposure to each counterparty.

Debt valuation adjustments are applied to reflect the Company’s own credit risk when measuring derivative liabilities at fair value in accordance with the requirements of ASC 820. The methodology to determine the adjustment is consistent with the counterparty credit risk adjustment and incorporates the Company’s credit spread as observed through the credit default swap market.

Items measured at fair value on a recurring basis

As of December 31, 2009, 10.46% and 1.89% of the Company’s total assets and total liabilities, respectively, represented instruments measured at fair value on a recurring basis. The following table presents assets and liabilities measured at fair value on a recurring basis by fair-value hierarchy levels as of December 31, 2009.

	Level 1	Level 2	Level 3	Total
	(In millions of Korean won)
Assets measured at fair value
Trading assets
Trading securities	2,284,545	2,175,697	—	4,460,242
Foreign exchange spot contracts	—	2,878	—	2,878
Derivatives	79	3,177,419	80,937	3,258,435
Investments
Available-for-sale securities	9,954,399	8,649,829	106,564	18,710,792
Debt securities	8,926,968	8,648,320	877	17,576,165
Korea treasury and government agencies	6,243,284	1,648,318	—	7,891,602
Corporate	—	1,281,470	47	1,281,517
Financial institutions	2,683,684	3,721,079	—	6,404,763
Asset-backed securities	—	1,997,453	830	1,998,283
Equity securities	1,027,431	1,509	105,687	1,134,627
Other investments	2,767	—	76,461	79,228
Other assets-hedging derivatives	—	47,787	283	48,070

Liabilities measured at fair value
Trading liabilities
Securities sold short, not yet purchased	1,347,668	—	—	1,347,668
Foreign exchange spot contracts	—	2,812	—	2,812
Derivatives	398	2,588,027	307,199	2,895,624
Other liabilities-hedging derivatives	—	173,013	36,916	209,929

As of December 31, 2010, 9.89% and 1.49% of the Company’s total assets and total liabilities, respectively, represented instruments measured at fair value on a recurring basis. The following table presents assets and liabilities measured at fair value on a recurring basis by fair-value hierarchy levels as of December 31, 2010.

	Level 1	Level 2	Level 3	Total
	(In millions of Korean won)
Assets measured at fair value
Trading assets
Trading securities	1,736,619	1,958,500	—	3,695,119
Debt securities	1,624,085	1,894,821	—	3,518,906
Korea treasury and government agencies	692,727	217,924	—	910,651
Corporate	—	151,091	—	151,091
Financial institutions	931,358	1,354,094	—	2,285,452
Asset-backed securities	—	171,712	—	171,712
Equity securities	112,534	63,679	—	176,213
Foreign exchange spot contracts	—	1,415	—	1,415
Derivatives	809	2,354,893	32,577	2,388,279
Foreign exchange derivatives	—	1,743,012	4,617	1,747,629
Interest rate derivatives	—	586,694	9,310	596,004
Equity derivatives	809	25,187	12,953	38,949
Credit derivatives	—	—	1,954	1,954
Others	—	—	3,743	3,743
Investments
Available-for-sale securities	9,466,515	8,748,394	421,352	18,636,261
Debt securities	8,561,574	8,747,546	—	17,309,120
Korea treasury and government agencies	6,304,090	1,909,127	—	8,213,217
Corporate	—	1,285,033	—	1,285,033
Financial institutions	2,257,484	3,742,748	—	6,000,232
Asset-backed securities	—	1,810,638	—	1,810,638
Equity securities	904,941	848	421,352	1,327,141
Other investment	1,809	—	77,647	79,456
Other assets-hedging derivatives	—	103,308	5,636	108,944

Liabilities measured at fair value
Trading liabilities
Securities sold short, not yet purchased	1,279,869	—	—	1,279,869
Foreign exchange spot contracts	—	1,839	—	1,839
Derivatives	7,576	1,880,493	99,674	1,987,743
Foreign exchange derivatives	—	1,110,304	—	1,110,304
Interest rate derivatives	—	721,931	10,494	732,425
Equity derivatives	7,576	48,258	85,667	141,501
Others	—	—	3,513	3,513
Other liabilities-hedging derivatives	—	192,933	24,958	217,891

Transfers between Level 1 and Level 2 of the Fair Value Hierarchy

Transfers between Level 1 and Level 2 are effective as of the beginning of the year. The Company did not have any significant transfers of assets or liabilities between Levels 1 and 2 of the fair value hierarchy during 2010.

Changes in Level 3 items measured at fair value on a recurring basis

In circumstances where market prices are limited or unavailable, valuations may require significant unobservable inputs to determine fair value. In these cases, the securities are classified as Level 3. Instruments measured at fair value categorized as Level 3 represented 1.00 % and 7.72 % as of December 31, 2009 and 2.16% and 3.57% as of December 31, 2010 of the Company’s total recurring assets and total recurring liabilities measured at fair value. Both observable and unobservable inputs may be used to determine the fair value of positions that the Company has classified within the Level 3 category. As a result, the realized and unrealized gains and losses for assets and liabilities within the Level 3 category presented in the tables below may include changes in fair value that were attributable to both observable and unobservable inputs.

The following table presents additional information about Level 3 assets and liabilities measured at fair value on a recurring basis for the year ended December 31, 2009:

	December 31, 2008	Total realized/unrealized gains (losses) recorded in			Transfers into/out of Level 3(2)	Purchases, issuances and settlements	December 31, 2009	Unrealized gains (losses) still held(3)
		Trading revenues	Others

	(In millions of Korean won)
Available-for-sale securities	3,708	—	(46,299	)(1)	—	149,155	106,564	(44,326)
Other investments	87,015	—	(4,529	)(1)	(2,375)	(3,650)	76,461	(5,576)
Derivatives, net (4)	(353,983)	24,204	—		(87,013)	153,897	(262,895)	80,851

(1)	Includes the change in fair value of available-for-sale securities and other investments, change in accumulated other comprehensive income (loss), gains (losses) from sales and impairment losses.
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

The significant changes in Level 3 assets and liabilities for the year ended December 31, 2009 are as follows:

A net decrease in available-for-sale securities of (Won)2,831 million was mainly driven by recognition of other-than-temporary impairment of CDOs which are included in earnings and disposals.

The changes in the Level 3 net derivative liabilities of (Won)91,088 million were primarily due to:

(i)	The Company transferred (Won)87,013 million of net derivatives assets from the Level 3 into the Level 2 category in the fair-value hierarchy during the year ended December 31, 2009. The valuation of these derivatives is affected by the credit valuation adjustments, which is based on an internal valuation technique, and the extent of such adjustment was originally determined to be significant enough to render the fair-value hierarchy into the lower level.

(ii)	The Company recognized realized and unrealized gains of (Won)24,204 million, relating to derivative assets and liabilities, which were included in trading revenues for the year ended December 31, 2009.

The increase in Level 3 investment of (Won)92,302 million was mainly due to the net loss of (Won)50,828 million which was recorded in current earnings, an increase of (Won)145,505 million from net purchases, issuances and settlements, and a (Won)2,375 million of transfer of an investment from Level 3 to Level 1 as the issuer of the securities became a publicly traded company.

The following table presents additional information about Level 3 assets and liabilities measured at fair value on a recurring basis for the year ended December 31, 2010:

	December 31, 2009	Total realized/unrealized gains (losses) recorded in		Transfers into/ out of Level 3(2)	Purchases, issuances and settlements	December 31, 2010	Unrealized gains (losses) still held(3)
		Trading revenues	Others(1)
	(In millions of Korean won)
Available-for-sale securities

Corporate	47	—	(47)	—	—	—	—
Asset-backed securities	830	—	1,879	—	(2,709)	—	—
Equity securities	105,687	—	282,123	—	33,542	421,352	237,749
Other investments	76,461	3,063	—	(1,182)	(695)	77,647	(1,748)
Derivatives, net (4)	(262,895)	98,208	—	(3,206)	81,474	(86,419)	(7,842)
Foreign exchange derivatives	2,652	3,340	—	(294)	(1,081)	4,617	2,259
Interest rate derivatives	(23,294)	15,450	—	(2,912)	15,208	4,452	(21,794)
Equity derivatives	(206,451)	66,390	—	—	67,347	(72,714)	(1,335)
Credit derivatives	2,118	(164)	—	—	—	1,954	(164)
Others	(37,920)	13,192	—	—	—	(24,728)	13,192

(1)	Includes the change in fair value of available-for-sale securities and other investments, change in accumulated other comprehensive income (loss), gains (losses) from sales and impairment losses.
(2)

Transfers into or out of Level 3 are made if the inputs used in the financial models measuring the fair values of the assets and liabilities became unobservable or observable, respectively. These transfers are effective as of the beginning of the year, and any gains or losses occurring on these assets and liabilities during the year are presented as Level 3.

(3)

Represents the amount of total gains or losses for the year ended December 31, 2010, included in earnings (and accumulated other comprehensive income (loss) for changes in fair value of available-for-sale investments and other investments) attributable to the change in fair value relating to assets and liabilities classified as Level 3 are still held at December 31, 2010.

(4)

Net derivatives liabilities at December 31, 2010 and 2009 include derivative assets, hedging derivative assets, derivative liabilities and hedging derivative liabilities. Total Level 3 derivative exposures have been netted in these tables for presentation purposes only.

The significant changes in Level 3 assets and liabilities for the year ended December 31, 2010 are as follows:

The changes in the Level 3 net derivative liabilities of (Won)176,476 million were primarily due to:

(i)	The Company transferred (Won)3,206 million of net derivatives assets from the Level 3 into the Level 2 category in the fair-value hierarchy during the year ended December 31, 2010. The valuation of these derivatives is affected by the credit valuation adjustments, which is based on an internal valuation technique, and the extent of such adjustment was originally determined to be significant enough to render the fair-value hierarchy into the lower level.

(ii)	The Company recognized realized and unrealized gains of (Won)98,208 million, relating to derivative assets and liabilities, which were included in trading revenues for the year ended December 31, 2010.

The increase in Level 3 investment of (Won)315,974 million was mainly due to the net gain of (Won)287,018 million which was recorded in current earnings, an increase of (Won)30,138 million from net purchases, issuances and settlements, and a (Won)1,182 million of transfer of an investment from Level 3 to Level 1 as the issuer of the securities became a publicly traded company.

Items measured at fair value on a nonrecurring basis

Certain assets and liabilities are measured at fair value on a non-recurring basis and are not included in the tables above. These assets and liabilities primarily include assets measured at cost that have been written down to fair value during the period as a result of an impairment.

The following table presents only balances measured at fair value during the period and still held by level within the ASC 820 fair-value hierarchy as of December 31, 2009, for which a nonrecurring change in fair value has been recorded during the year ended December 31, 2009.

	Level 1	Level 2	Level 3
	(In millions of Korean won)
Investments	—	—	1,515
Loans (1)	—	—	638,165
Premises and equipment	—	3,576	—

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

The following table presents only balances measured at fair value during the period and still held by level within the ASC 820 fair-value hierarchy as of December 31, 2010, for which a nonrecurring change in fair value has been recorded during the year ended December 31, 2010.

	Level 1	Level 2	Level 3
	(In millions of Korean won)
Investments	—	—	459,995
Asset-backed securities	—	—	435
Other Investments	—	—	459,560
Loans (1)	—	—	923,722
Premises and equipment	—	1,817	—

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

Fair Value Disclosure

ASC 825-10-50, requires the disclosure of the estimated fair value of financial instruments, for which it is practicable to estimate fair value with certain financial instruments excluded. The following disclosure of the estimated fair value of financial instruments and the methods and assumptions used by the Company, by type of financial instrument, in estimating fair value, except for trading assets and trading liabilities disclosed above pursuant to ASC 820, is made by the Company in accordance with ASC 820. In estimating fair values, different market assumptions and estimation methodologies could significantly affect estimated fair value amounts.

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

The estimated fair values of the Company’s financial instruments as of December 31, 2009 and 2010 were as follows:

	2009		2010
	Carrying amount	Fair value	Carrying amount	Fair value
	(In millions of Korean won)
Financial assets:
Cash and cash equivalents	2,695,569	2,695,569	3,867,316	3,867,316
Restricted cash	6,050,241	6,050,241	3,359,465	3,359,465
Interest-bearing deposits in other banks	466,890	466,890	987,408	987,408
Call loans and securities purchased under resale agreements	2,036,142	2,036,142	2,849,529	2,849,529
Investments	33,245,391	34,020,413	33,911,415	34,767,315
Loans, net	193,454,326	192,767,714	192,947,019	193,137,284
Due from customers on acceptance	1,895,444	1,895,444	1,878,190	1,878,190
Accrued interest and dividends receivable	1,029,257	1,029,257	956,746	956,746
Security deposits	1,405,638	1,405,638	1,401,469	1,401,469
Other assets-loans held for sale	201,275	201,275	73,460	73,460
Other assets- off-balance sheet instruments	29,808	29,808	19,275	19,275
Financial liabilities:
Interest-bearing deposits	166,078,921	166,113,912	176,846,197	176,840,307
Non-interest-bearing deposits	3,104,147	3,104,147	3,081,938	3,081,938

Call money	1,364,516	1,364,516	605,398	605,398
Acceptances outstanding	1,895,444	1,895,444	1,878,190	1,878,190

Accrued interest payable	3,819,342	3,819,342	3,703,325	3,703,325

Other borrowed funds	8,176,286	8,175,635	8,775,200	8,775,784
Secured borrowings	4,669,728	4,883,609	2,651,069	2,829,896
Long-term debt	39,569,909	40,441,451	30,080,132	31,307,786
Other liabilities-off-balance sheet instruments	29,808	29,808	19,275	19,275

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

The following table presents the notional amounts of the Company’s derivative instruments as of December 31, 2009.

		Other derivative instruments
	Hedging instruments under ASC 815	Trading Derivatives	Management Hedges	Total
	(In millions of Korean won)
Foreign exchange spot contracts	—	2,451,179	—	2,451,179

Foreign exchange derivatives:
Currency futures	—	1,552,324	—	1,552,324
Currency forwards	—	35,506,815	—	35,506,815
Currency swaps	1,167,600	18,800,976	—	19,968,576
Currency options purchased	—	1,479,661	—	1,479,661
Currency options sold	—	1,784,605	—	1,784,605

Interest rate derivatives:
Interest rate futures	—	3,770,071	—	3,770,071
Interest rate swaps	2,363,590	90,068,589	—	92,432,179
Interest rate options purchased	—	4,700,000	—	4,700,000
Interest rate options sold	—	3,453,481	—	3,453,481

Equity derivatives:
Stock futures	—	75,043	—	75,043
Stock options purchased	—	3,607,076	21,574	3,628,650
Stock options sold	—	1,892,687	21,574	1,914,261
Stock swaps	—	154,197	17,203	171,400

Credit derivatives:
Protection sold	—	200,000	—	200,000

Commodity and other derivatives:
Forwards	—	—	41,727	41,727
Others	190,000	121,851	60,000	371,851

Total derivative notionals	3,721,190	169,618,555	162,078	173,501,823

The following table presents the notional amounts of the Company’s derivative instruments as of December 31, 2010.

		Other derivative instruments
	Hedging instruments under ASC 815	Trading Derivatives	Management Hedges	Total
	(In millions of Korean won)
Foreign exchange spot contracts	—	1,300,882	—	1,300,882

Foreign exchange derivatives:
Currency futures	—	609,989	—	609,989
Currency forwards	—	36,597,264	—	36,597,264
Currency swaps	1,138,900	16,870,518	—	18,009,418
Currency options purchased	—	481,461	—	481,461
Currency options sold	—	536,443	—	536,443

Interest rate derivatives:
Interest rate futures	—	1,067,924	—	1,067,924
Interest rate swaps	2,015,597	97,030,813	—	99,046,410
Interest rate options purchased	—	5,970,000	—	5,970,000
Interest rate options sold	—	5,531,894	—	5,531,894

Equity derivatives:
Stock futures	—	168,621	—	168,621
Stock options purchased	—	3,534,250	—	3,534,250
Stock options sold	—	1,321,709	—	1,321,709
Stock swaps	—	7,638	—	7,638

Credit derivatives:
Protection sold	—	200,000	—	200,000

Commodity and other derivatives:
Others	190,000	—	60,000	250,000

Total derivative notionals	3,344,497	171,229,406	60,000	174,633,903

The following table presents the derivative assets and liabilities included in the Company’s consolidated balance sheets as December 31, 2009.

	Derivatives assets			Derivatives liabilities
	Trading derivatives	Qualifying Accounting Hedge	Total	Trading derivatives	Qualifying Accounting Hedge	Total
	(In millions of Korean won)
Foreign exchange spot contracts	2,878	—	2,878	2,812	—	2,812
Foreign exchange derivatives	2,592,510	—	2,592,510	1,751,492	166,817	1,918,309
Interest rate derivatives	573,309	48,070	621,379	814,637	8,692	823,329
Equity derivatives	86,267	—	86,267	321,803	—	321,803
Credit derivatives	2,118	—	2,118	—	—	—
Commodity derivatives	2,410	—	2,410	2,386	—	2,386
Other derivatives	1,821	—	1,821	5,306	34,420	39,726

Total derivatives assets/liabilities	3,261,313	48,070	3,309,383	2,898,436	209,929	3,108,365

The following table presents the derivative assets and liabilities included in the Company’s consolidated balance sheets as December 31, 2010.

	Derivatives assets			Derivatives liabilities
	Trading derivatives	Qualifying Accounting Hedge	Total	Trading derivatives	Qualifying Accounting Hedge	Total
	(In millions of Korean won)
Foreign exchange spot contracts	1,415	—	1,415	1,839	—	1,839
Foreign exchange derivatives	1,747,629	—	1,747,629	1,110,304	192,933	1,303,237
Interest rate derivatives	596,004	108,944	704,948	732,425	—	732,425
Equity derivatives	38,949	—	38,949	141,501	—	141,501
Credit derivatives	1,954	—	1,954	—	—	—
Other derivatives	3,743	—	3,743	3,513	24,958	28,471

Total derivatives assets/liabilities	2,389,694	108,944	2,498,638	1,989,582	217,891	2,207,473

The following table presents the trading gains (losses) in the Company’s consolidated income statements for the year ended December 31, 2009.

Trading gains (losses) (1)
(In millions of Korean won)

Foreign exchange spot contracts	98,101
Foreign exchange derivatives	269,934
Interest rate derivatives	(206,435)
Equity derivatives	6,738
Credit derivatives	16,000
Commodity derivatives	(490)
Other derivatives	(2,930)

Total	180,918

(1)	Amounts are recorded in net trading revenue.

The following table presents the trading gains (losses) in the Company’s consolidated income statements for the year ended December 31, 2010.

Trading gains (losses) (1)
(In millions of Korean won)
Foreign exchange spot contracts	(368,713)
Foreign exchange derivatives	692,478
Interest rate derivatives	(29,744)
Equity derivatives	89,096
Credit derivatives	1,869
Commodity derivatives	(61)
Other derivatives	4,636

Total	389,561

(1)	Amounts are recorded in net trading revenue.

The following table presents certain information related to the Company’s derivatives designated as fair value hedges for the years ended December 31, 2009 and 2010.

	2009			2010
	Derivatives (1)	Hedged Items (1)	Hedge ineffectiveness	Derivatives (1)	Hedged items (1)	Hedge ineffectiveness
	(In millions of Korean won)
Foreign exchange derivatives	(165,271)	106,655	(58,616)	(25,764)	27,816	2,052
Interest rate derivatives	(62,411)	68,813	6,402	69,005	(60,923)	8,082
Other derivatives	(33,203)	39,497	6,294	8,088	(8,309)	(221)

Total	(260,885)	214,965	(45,920)	51,329	(41,416)	9,913

(1)	Amounts are recorded in other non-interest income (expense).

Credit Derivatives

The Company enters into credit derivatives primarily to facilitate client transactions. Credit derivatives derive value based on an underlying third party-referenced obligation and generally require the Company as the seller of credit protection to make payments to a buyer upon the occurrence of predefined credit events. Such credit events generally include bankruptcy of the referenced entity, debt restructuring and failure to pay under the obligation, as well as acceleration of indebtedness and payment repudiation or moratorium. For credit derivatives based on a portfolio of referenced credits or credit indices, the Company may not be required to make payment until a specified amount of loss has occurred and/or may only be required to make payment up to a specified amount. As of December 31, 2010, all credit derivatives include only credit default swaps (“CDS”), in which the Company is the protection seller. Based on the credit quality of the underlying reference entities, all investments have been classified as investment grade and their expiration at December 31, 2010 and 2009 are summarized as follows.

2009

	Maximum Payout/ Notional	Less than 1 year	1 to 3 years	Fair value liability
	(In millions of Korean won)
Credit default swaps (1)	200,000	—	2,118	2,118

2010

	Maximum Payout/ Notional	Less than 1 year	1 to 3 years	Fair value asset
	(In millions of Korean won)
Credit default swaps (1)	200,000	1,954	—	1,954

(1)	The Company considers ratings of BBB- or higher to meet the definition of investment grade.

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

As of December 31, 2009 and December 31, 2010, the Company has not purchased protection against the credit protection sold to offset derivative contract positions.

Credit-Risk-Related Contingent Features in Derivatives

Certain derivative instruments contain provisions that require the Company to either post additional collateral or immediately settle any outstanding liability balances upon the occurrence of a specified credit-risk-related event. These events, which are defined by the existing derivative contracts, are primarily downgrades in the credit ratings of the Company and its affiliates. The fair value of all derivative instruments with credit-risk-related contingent features that are in a liability position as of December 31, 2009 and December 31, 2010 is (Won)1,590,026 million and (Won)1,281,782 million, respectively. The Company has posted (Won)257,852 million and (Won)63,703 million as collateral for this exposure in the normal course of business as of December 31, 2009 and December 31, 2010. Each downgrade would trigger additional collateral requirements for the Company and its affiliates. In the event that each legal entity was downgraded a single notch as of December 31, 2009 and December 31, 2010, the Company would be required to post additional collateral of (Won)173,559 million and (Won)150,379 million, respectively.

Counterparty Credit Risk

By using derivatives, the Company is exposed to counterparty credit risk if counterparties to the derivative contracts do not perform as expected. If a counterparty fails to perform its obligation, the Company’s counterparty credit risk is equal to the amount of derivative assets balance net of derivative liabilities and the related collateral, with the same counterparty subject to master netting arrangements under the guidance covering the offsetting of amounts related to certain contracts. As of December 31, 2009, the Company’s exposure to counterparty credit risk amounted to (Won)1,453,925 million, which is composed of (Won)93,797 million related to foreign financial institutions, (Won)5,990 million related to foreign non-financial institutions, (Won)47,628 million related to domestic financial institutions and (Won)1,306,510 million related to domestic non-financial institutions. As of December 31, 2010, the Company’s exposure to counterparty credit risk amounted to (Won)835,094 million, which is composed of (Won)76,055 million related to foreign financial institutions, (Won)8,377 million related to foreign non-financial institutions, (Won)58,225 million related to domestic financial institutions and (Won)692,437 million related to domestic non-financial institutions. The amount of collateral netted against derivative assets was (Won)76,690 million and (Won)11,188 million, as of December 31, 2009 and December 31, 2010, respectively. The Company minimizes counterparty credit risk through credit approvals, limits, monitoring procedures, executing master netting arrangements and obtaining collateral, where appropriate.

31. Commitments and Contingencies

Legal proceedings

The Company is a party to certain legal actions arising in the normal course of its operations. Other than the legal proceedings discussed below, management believes that these actions are without merit and that the ultimate liability, if any, will not materially affect the Company’s financial position, liquidity or results of operations.

In accordance with applicable accounting guidance, the Corporation establishes an accrued liability for litigation and regulatory matters when those matters present loss contingencies that are both probable and estimable. If, at the time of evaluation, the loss contingency related to a litigation or regulatory matter is not both probable and estimable, the matter will continue to be monitored for further developments that would make such loss contingency both probable and estimable. Once the loss contingency related to a litigation or regulatory matter is deemed to be both probable and estimable, the Corporation will establish an accrued liability and continues to monitor the matter for further developments that could affect the amount of the accrued liability that has been previously established.

The Consolidated Company has filed 125 lawsuits (excluding minor lawsuits in relation to the collection or management of loans), as the plaintiff, involving aggregate claims of (Won)763,919 million and faces 274 lawsuits as the defendant (excluding minor lawsuits in relation to the collection or management of loans) involving aggregate damages of (Won)1,428,504 million, which arose in the normal course of the business and are still pending as of December 31, 2010. Included in the amount of aggregate combined damages, the Company has recorded (Won)6,936 million as accrued liabilities related to litigation or regulatory matters which are deemed to be both probable and estimable.

a)	In August 2006, the government filed a lawsuit seeking the return of (Won)321 billion of excessive fees relating to the lottery operations against the Company, Ernst & Young Han Young, Korea Lottery Service Inc. and the Company’s and their relevant employees. (Won)321 billion is the total amount of the claim against the Company, Ernst & Young Han Young, Korea Lottery Service Inc. and the Company’s and their relevant employee, and the Company can not estimate the amount out of (Won)321 billion which may result in only the Company’s damage. In April 2009, the Seoul Central District Court dismissed the government’s claim. In May 2009, the government appealed the case to the Seoul High Court, which dismissed the appeal in September 2010. In October 2010, the government appealed the case to the Supreme Court of Korea, where it is currently pending.

In April 2004, the Lottery Commission of the Korean government revised the fee rate for fees payable to Korea Lottery Service Inc. by reducing it from 9.523% to 3.144%. Korea Lottery Service Inc. filed a lawsuit with the Seoul Central District Court claiming that such reduction by the Lottery Commission was invalid and demanding the payment of approximately (Won)20 billion of unpaid fees by the Company, which is the difference between the fees payable by the Company under the previous rate and the revised rate in respect of fees incurred in May 2004. In December 2006, the Seoul Central District Court ruled in favor of Korea Lottery Service Inc., and the Company appealed to the Seoul High Court in January 2007. In May 2008, the Seoul High Court ruled in favor of Korea Lottery Service Inc. in part but reduced the amount of damages to (Won)4.5 billion. In June 2008, both the Company and Korea Lottery Service Inc. appealed the case to the Supreme Court of Korea, where it is currently pending.

In addition, in January 2007, Korea Lottery Service Inc. filed another lawsuit with the Seoul Central District Court seeking payment of unpaid fees in the aggregate amount of (Won)446 billion, which is the difference between the fees payable by the Company under the previous rate and the revised rate, for fees incurred from June 2004 to December 2006. In July 2008, the Seoul Central District Court ruled in favor of the Company in part and reduced the amount of damages to (Won)123 billion. In August 2008, both the Company and Korea Lottery Service Inc. appealed the case to the Seoul High Court, where it is currently pending.

Furthermore, in June 2008, Korea Lottery Service Inc. filed another lawsuit with the Seoul Central District Court seeking payment of unpaid fees in the aggregate amount of (Won)134 billion, which is the difference between the fees payable by the Company under the previous rate and the revised rate, for fees incurred from January 2007 to December 1, 2007. The case is currently pending.

b)	In May 2006 the Korea Fair Trade Commission commenced an investigation into whether various domestic banks (including the Company) engaged in collusive or anti-competitive activity in connection with various commission fees. As a result of such investigation, in March 2008, the Korea Fair Trade Commission ordered the Company to stop alleged price-fixing practices in charging certain new fees in connection with export bills of exchange and banker’s usance letters of credit and to pay administrative fines in the amount of (Won)257 million and (Won)439 million, respectively, for such activities. In June 2008, the Company appealed the Korea Fair Trade Commission’s decisions to the Seoul High Court. In February 2009, the Seoul High Court ruled in favor of the Korea Fair Trade Commission with respect to the Company’s alleged price-fixing practices in charging certain new fees in connection with banker’s usance letters of credit. In April 2009, the Seoul High Court ruled in favor of the Korea Fair Trade Commission with respect to the Company’s alleged price-fixing practices in charging certain new fees in connection with export bills of exchange. The Company has appealed both cases to the Supreme Court of Korea, where they are currently pending.

Furthermore, in April 2008, the Korea Fair Trade Commission ordered the Company to stop alleged price-fixing practices in connection with direct deposit fees, and to pay administrative fines in the amount of (Won)537 million for such activities. In July 2008, the Company appealed the Korea Fair Trade Commission’s decision to the Seoul High Court, which dismissed the Company’s appeal in May 2009. In June 2009, the Company appealed this case to the Supreme Court of Korea, where it is currently pending.

c)	During the first half of 2007, the National Tax Service of Korea completed a tax audit in respect of the Company for the fiscal years 2002, 2003, 2004 and 2005, as a result of which the Company was assessed (Won)190 billion (including residence tax) for tax deficiencies. In addition, during the second half of 2007, the National Tax Service of Korea assessed additional income taxes for prior years amounting to (Won)292 billion (including residence tax) for tax deficiencies. The Company paid the entire amount of such additional assessments in 2007, but filed an appeal with the National Tax Tribunal with respect to tax assessments made in 2007 amounting to (Won)482 billion (including residence tax) which dismissed the appeal in March 2010. In June 2010, the Company filed an appeal with Seoul Administrative Court, which ruled in favor of the Company on April 1, 2011. On April 19, 2011, the National Tax Service of Korea appealed this case to the Seoul High Court, where it is currently pending. We have been assessed additional income taxes in respect of prior years as a result of a tax audit by the National Tax Service of Korea, and our appeal with respect to a portion of such assessment may not be successful.

d)	Since November 2008, certain customers of the Company have filed lawsuits against it in connection with its sales of foreign currency derivatives products known as “KIKO” (which stands for “knock-in knock-out”), which are intended to operate as hedging instruments against fluctuations in the exchange rate between the Won and the U.S. dollar. Due to the significant depreciation of the Won against the U.S. dollar in 2008 and 2009, customers who have purchased KIKO products from the Company are required to make large payments to it. Six companies have filed lawsuits against the Company alleging that the contracts under which the relevant KIKO products were sold should be invalidated and that the Company should return payments received there under. Three of the lawsuits were dismissed and not appealed. The aggregate amount of three remaining claims, as of March 31, 2011, was approximately (Won)12 billion and may increase in the event of future depreciation of the Won against U.S. dollar. Additional lawsuits, as well as motions for preliminary injunctions, may be filed against the Company with respect to KIKO products, and the final outcome of such litigation remains uncertain.

e)	Since November 2008, a number of the Company’s customers have filed 11 lawsuits against it in connection with its sales of offshore funds and currency future contracts. The customers alleged that the losses were caused by the Company’s negligence in inadequately explaining the risks of such investment to its customers and in structuring funds with inappropriate currency future hedging features. Five of the lawsuits in which the plaintiffs claimed damages of (Won)557 million in aggregate were dismissed and not appealed. One of the lawsuits in which the plaintiffs claimed damages of (Won)154 million was dismissed by the Seoul Central District Court in July 2009 and the plaintiffs initially appealed to the Seoul High Court but subsequently withdrew the appeal. One of the lawsuits in which the plaintiffs claimed damages of (Won)221 million in aggregate was dismissed by the Seoul Central District Court in July 2009 and the plaintiffs appealed to the Seoul High Court in August 2009. In July 2010, the Seoul High Court ruled in favor of the plaintiffs in part but reduced the amount of damages to (Won)44 million. Three of the lawsuits in which the plaintiffs claimed damages of (Won)5,581 million in aggregate were dismissed by the Seoul Central District Court in the second half of 2010 and the plaintiffs appealed to the Seoul High Court, where they are currently pending. One of the lawsuits in which the plaintiffs claimed damages of (Won)199 million is pending at the Seoul Central District Court. Additional lawsuits may be filed against the Company with respect to its sales of such products, and the final outcome of such litigation remains uncertain.

f)

In August 2009, six purchasers that had entered into shipbuilding contracts with a Korean shipbuilding company filed a lawsuit in the United Kingdom against the Company demanding repayment of US$46.6 million of pre-delivery installments paid by the purchasers to the shipbuilding company under such contracts. In connection with such contracts, in August 2007, the Company had issued to each of the six purchasers advance payment bonds, which effectively operate as refund guarantees on behalf of the shipbuilding company to cover its obligations to return pre-delivery installments paid by such purchasers in the event of, among other things, defaults by such shipbuilding company under the shipbuilding contracts. In January 2009, the shipbuilding company became subject to a debt workout procedure under the Corporate Restructuring Promotion Act. The six purchasers claimed that such an event constituted a default under each of the shipbuilding contracts and demanded repayment under the terms of the advance payment bonds of the installments paid to the shipbuilding company. In October 2009, the High Court of Justice, Queen’s Bench Division, Commercial Court ruled in favor of the six purchasers. The Company appealed to the Court of Appeal, Queen’s Bench Division, Commercial Court, which overturned the lower court’s ruling in May 2010. The six purchasers appealed to the Supreme Court of the United Kingdom, where the case is currently pending.

g)	In July 2010, the Korean government filed four lawsuits against the Company in connection with its management of the National Housing Fund, claiming damages of (Won)120 billion in aggregate. The government alleged that certain loan losses incurred by the National Housing Fund were due to the Company’s breach of its duty of care as a manager of the National Housing Fund. The four lawsuits are currently pending at the Seoul Central District Court.

Lease commitments

The Company entered into capital leases in 2009, while all leases entered into by the Company as lessee were operating leases until 2008. Total rental expenses for the years ended December 31, 2008, 2009 and 2010 were (Won)173,297 million, (Won)183,716 million and (Won)228,714 million, respectively. Pursuant to the terms of lease agreements pertaining to premises and equipment in effect at December 31, 2010, future minimum rental payments under non-cancelable operating and capital lease terms are as follows:

	Operating Lease	Capital Lease
	(In millions of Korean won)

2011	115,812	183
2012	59,117	154
2013	22,424	210
2014	10,783	277
2015	6,031	—
Thereafter	2,000	—

Total	216,167	824

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

As of December 31, 2009 and 2010, the financial instruments whose contract amounts represent credit risk to the Company were as follows:

	Contract amount
	2009	2010
	(In millions of Korean won)
Guarantees	6,225,712	5,445,132
Commercial letters of credit (1)	8,350,739	6,820,424
Unused lines of credit:
Commercial	28,560,694	28,485,828
Consumer	13,263,808	10,844,177
Credit cards	41,784,795	43,232,049

(1)	The above contains advance payment refund guarantees and others which amount to (Won)2,678,712 million and (Won)2,089,411 million as of December 31, 2009 and 2010, respectively.

Fund contribution commitments

On December 17, 2008, the Company committed to contribute (Won)1,043,826 million to the Bond Market Stabilization Fund aimed at stabilizing the local debt market. As of December 31, 2010, the Company’s total contribution amounted to (Won)521,913 million.

Bad bank contribution commitment

On October 17, 2009, the Company committed to contribute (Won)175,000 million to the UAMCO. As of December 31, 2010, the Company’s total contribution amounted to (Won)89,950 million.

Pledged assets

The primary components of assets pledged as collateral for borrowings and other purposes as of December 31, 2009 and 2010 were as follows:

	2009	2010
	(In millions of Korean won)
Trading securities	1,309,212	1,464,778
Available-for-sale securities	1,189,954	896,521
Held-to-maturity securities	6,977,474	5,721,316
Other securities	278	278
Loans	4,956,728	2,130,765
Real estate	3,919	4,103
Cash	114,100	4,000

Total	14,551,665	10,221,761

Obligation under guarantees

The Company provides a variety of guarantees to its customers to enhance their credit standing and enable them to complete a wide variety of business transactions. The maximum potential amount of future payments represents the notional amounts that could be lost under the guarantees if there were a total default by the guaranteed parties, without consideration of possible recoveries under recourse provisions or from collateral held or pledged. Guarantee arrangements have been recorded on the Company’s consolidated balance sheet at their fair value at inception as “Other liabilities” with an offsetting entry in “Other assets”. As cash is received under such arrangements and applied to other assets, the liability recorded at inception is amortized into fees and commissions over the life of the contract. The table below summarizes all of the Company’s guarantees under ASC 460 as of December 31, 2009.

	Expire within one year	Expire after one year	Total	Maximum potential amount of future payment or notional amounts
	(In millions of Korean won)
Financial guarantees	293,038	303,150	596,188	596,188
Performance guarantees	3,682,165	1,947,359	5,629,524	5,629,524
Liquidity facilities to SPEs	469,513	1,105,857	1,575,370	1,575,370
Trust Fund Guarantees	506,323	2,362,189	2,868,512	2,868,512

Total	4,951,039	5,718,555	10,669,594	10,669,594

The table below summarizes all of the Company’s guarantees under ASC 460 as of December 31, 2010.

	Expire within one year	Expire after one year	Total	Maximum potential amount of future payment or notional amounts
	(In millions of Korean won)
Financial guarantees	596,203	6,272	602,475	602,475
Performance guarantees	4,114,604	728,053	4,842,657	4,842,657
Liquidity facilities to SPEs	396,050	715,112	1,111,162	1,111,162
Trust Fund Guarantees	693,512	2,260,945	2,954,457	2,954,457

Total	5,800,369	3,710,382	9,510,751	9,510,751

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

As of December 31, 2009 and 2010, the carrying amount of the liabilities related to financial and performance guarantees amounted to (Won)19,433 million and (Won)11,109 million, respectively.

Liquidity facilities to SPEs represent irrevocable commitments to provide contingent liquidity credit lines including commercial paper purchase agreements to SPEs for which the Company serves as the administrator. The SPEs are established by clients to have access to funding from the commercial paper market or the corporate debt market by transferring assets to the SPEs. The Company had commitments to provide liquidity to SPEs up to (Won)1,575 billion and (Won)1,111 billion as of December 31, 2009 and 2010, respectively. As of December 31, 2009 and 2010, the carrying amount of these liabilities amounted to (Won)10,375 million and (Won)8,166 million, respectively. Although the Company does not sell assets to these SPEs, it would be required to provide funding under the liquidity credit lines in the event that the SPEs do not hold enough funds to make scheduled payments on their outstanding senior debt securities. Under the commercial paper purchase agreements, the Company is required to purchase commercial paper issued by the SPEs when enough funding is not available in the commercial paper market. The Company has limited credit exposure to these SPEs because the risk of first loss is borne by the clients or other third parties, or the SPEs are over-collateralized.

In the normal course of the Company’s business, indemnification clauses are often included in standard contracts with an assessment that risk of loss is remote. In many cases, there are no stated or notional amounts included in the indemnification clauses and the contingencies triggering the obligation to indemnify have not occurred and are not expected to occur. No amounts were reflected in the consolidated balance sheets as of December 31, 2009 and 2010 related to these indemnifications.

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

	Investment Grade	Non-Investment Grade	Not Rated	Total
	(In millions of Korean won)
Financial guarantees	446,867	149,321	—	596,188
Performance guarantees	3,395,785	2,231,415	2,324	5,629,524
Liquidity facilities to SPEs	1,220,606	354,764	—	1,575,370
Trust Fund Guarantees	—	—	2,868,512	2,868,512

Total	5,063,258	2,735,500	2,870,836	10,669,594

Presented in the table below is the maximum potential amount of future payments classified based upon internal and external credit ratings as of December 31, 2010.

	Investment Grade	Non-Investment Grade	Not Rated	Total
	(In millions of Korean won)
Financial guarantees	475,030	127,387	58	602,475
Performance guarantees	3,255,244	1,583,399	4,014	4,842,657
Liquidity facilities to SPEs	910,450	200,712	—	1,111,162
Trust Fund Guarantees	—	—	2,954,457	2,954,457

Total	4,640,724	1,911,498	2,958,529	9,510,751

32. Concentrations of Geographic and Credit Risk

Geographic risk

Loans to borrowers based in Korea comprised 99% of the Company’s loan portfolio as of December 31, 2009 and 2010. Investments in debt and equity securities of Korean entities comprised 99% of the Company’s investment portfolio, including investments held by the Company’s venture capital subsidiaries, as of December 31, 2009 and 2010.

Credit risk

Concentrations of credit risk arise when a number of customers are engaged in similar business activities, or activities in the same geographic region, or have similar economic features that would cause their ability to meet their contractual obligations to be similarly affected by changes in economic conditions.

The Company regularly monitors various segments of its credit risk portfolio to assess potential concentration risks and to obtain collateral when deemed necessary. No entity was responsible for 10% or more of the Company’s total interest and dividend income for the years ended December 31, 2008, 2009 and 2010.

The table below indicates major products including exposures of on-balance sheet loans and off-balance sheet credit instruments (principally unused credit lines) as of December 31.

	2009			2010
	Total credit exposure	On-balance sheet	Off-balance sheet	Total credit exposure	On-balance sheet	Off-balance sheet
	(In millions of Korean won)
Commercial and industrial loans	88,745,085	74,611,001	14,134,084	89,122,675	74,608,512	14,514,163
Construction loans	11,750,371	8,096,574	3,653,797	9,819,946	6,421,718	3,398,228
Other commercial loans	11,832,021	2,178,037	9,653,984	12,238,236	2,349,976	9,888,260
Mortgage loans	44,221,131	44,221,131	—	41,155,936	41,155,936	—
Home equity loans	30,846,737	26,457,188	4,389,549	30,653,741	29,287,399	1,366,342
Credit card loans	53,153,116	11,368,321	41,784,795	55,626,751	12,394,702	43,232,049
Other consumer loans	35,822,547	26,949,582	8,872,965	37,266,275	27,789,903	9,476,372
Foreign loans	3,463,673	2,343,550	1,120,123	3,174,215	2,487,575	686,640

Total	279,834,681	196,225,384	83,609,297	279,057,775	196,495,721	82,562,054

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

Related party	Relationship in financial years	Remark
Cheil Indurstries (“Cheil”)	March 2011 onwards	March 2011 onwards
SK Holdings Co., Ltd. (“SK”)	March 2008 to December 2010	In December 2010, the director resigned from the Company

Loans to related parties

The table below summarizes the changes in the amount of loans to directors, director nominees and executive officers.

	2009	2010
	(In millions of Korean won)
Loans, January 1,	6,970	12,245
New loans	6,486	6,383
Repayments	(1,211)	(11,452)

Loans, December 31,	12,245	7,176

The outstanding balances as of December 31, 2008, 2009, and 2010 and the related expense and income for the years then ended with respect to related party transactions were as follows:

	2008
	Trusts (1)	DSME (4)	Money Today (4)	SK (4)	HITE (5)	LGInt (4)	Ace Tech (4)	Kolon INet (2)	Uclick (3)	Kolon Benit (2)	KB Life	ING Life	Directors (6)
	(In millions of Korean won)
Loans	—	—	—	150,000	—	101,562	2,000	35,033	—	—	—	—	6,970
Due from customers on acceptances	—	—	—	—	—	44,990	—	—	—	—	—	—	—
Receivables	14,743	—	—	—	—	—	—	—	—	—	—	—	—
Borrowings	2,775,135	—	—	—	—	—	—	—	—	—	—	—	—
Interest income on loans	—	—	5	8,295	290	2,124	68	331	38	—	9	—	956
Fees and commission income	101,274	36	—	—	—	153	—	32	—	—	47,951	10,674	—
Interest expense on borrowings	72,001	—	—	—	—	—	—	—	—	—	—	—	—
Purchase of goods and services	—	—	—	—	—	—	—	—	3,006	182	—	—	—

(1)	See Note 36
(2)	The non-executive director of the Company, is the CEO and non-executive director of Kolon INet and Kolon Benit, respectively.
(3)	The non-executive director of the Company, is the majority stockholder of Uclick.
(4)	The non-executive directors of the Company during the year were also non-executive directors of the entities above.
(5)	The non-executive director of the Company during the year was the senior advisor of the entity.
(6)	Represent directors, director nominees, executive officers (Deputy President or higher) and their immediate family members.

	2009
	Trusts (1)	LGInt (4)	Aju Auto Rental (5)	Kolon INet (2)	SK (4)	Ace Tech (4)	KB Life	Uclick (3)	Kolon Benit (2)	Directors (6)
	(In millions of Korean won)
Loans	—	—	17,548	9,970	150,000	—	—	—	—	12,245
Due from customers on acceptances	—	—	—	—	—	—	—	—	—	—
Receivables	22,959	—	—	—	—	—	—	—	—	—
Borrowings	1,658,160	—	—	—	—	—	—	—	—	—
Interest income on loans	—	826	1,312	1,054	8,295	20	1	—	—	646
Fees and commission income	126,785	12	—	2	—	—	34,636	—	—	—
Interest expense on borrowings	56,438	—	—	—	—	—	—	—	—	—
Purchase of goods and services	—	—	—	—	—	—	—	603	102	—

(1)	See Note 36
(2)	The non-executive director of the Company, is the CEO and non-executive director of Kolon INet and Kolon Benit, respectively.
(3)	The non-executive director of the Company, is the majority stockholder of Uclick.
(4)	The non-executive directors of the Company during the year were also non-executive directors of the entities above.
(5)	The non-executive director of the Company during the year was the senior advisor of the entity.
(6)	Represent directors, director nominees, executive officers (Deputy President or higher) and their immediate family members.

	2010
	Trusts (1)	SK (2)	Cheil (2)	KB Life	Directors (3)
	(In millions of Korean Won)
Loans	—	150,000	—	—	7,176
Due from customers on acceptances	—	—	15,716	—	—
Receivables	22,151	—	—	—	—
Borrowings	1,834,461	—	—	—	—
Interest income on loans	—	8,295	—	—	112
Fees and commission income	148,453	—	2	38,499	—
Interest expense on borrowings	32,242	—	—	—	—
Purchase of goods and services	—	—	—	—	—

(1)	See Note 36
(2)	The non-executive directors of the Company during the year were also non-executive directors of the entities above.
(3)	Represent directors, director nominees, executive officers (Deputy President or higher) and their immediate family members.

34. Operating Subsidiaries

Operating subsidiaries of the Company as of December 31, 2010 were as follows:

	Country of Incorporation	Percentage ownership
Kookmin Bank	Korea	100.00%
KB Investment & Securities Co., Ltd.	Korea	100.00%
KB Asset Management Co., Ltd.	Korea	100.00%
KB Real Estate Trust Co., Ltd.	Korea	100.00%
KB Investment Co., Ltd.	Korea	100.00%
KB Futures Co., Ltd.	Korea	100.00%
KB Credit Information Co., Ltd.	Korea	100.00%
KB Data Systems Co., Ltd.	Korea	100.00%
Kookmin Bank Hong Kong Ltd. (3)	Hong Kong	100.00%
Kookmin Bank Int’l Ltd. (3)	United Kingdom	100.00%
Kookmin Bank Cambodia PLC. (1) (3)	Cambodia	53.19%
KB Investment & Securities Hong Kong Ltd. (4)	Hong Kong	100.00%
Powernet Technologies Corporation. (2)(5)	Korea	92.64%

(1)	Kookmin Bank Cambodia PLC. newly became a subsidiary of the Company in 2009.
(2)	Powernet Technologies Corporation. newly became a subsidiary of the Company in 2010.
(3)	Indicates percentage of ownership by Kookmin Bank.
(4)	Indicates percentage of ownership by KB Investment & Securities Co., Ltd.
(5)	Indicates percentage of ownership by Chungkang Co., Ltd. that is wholly-owned by KB-Glennwood Private Equity Fund No. 1 of which KB Investment & Securities Co., Ltd. owns 0.03% of the shares.

All holdings are in the common shares of the undertaking concerned. Certain VIEs, which have been consolidated in accordance with the accounting guidance for consolidation of VIEs as of December 31, 2009 and 2010, are not included in the list of operating subsidiaries.

35. Segment Reporting

For management reporting purposes, the Company’s business segment results are reported to management under Korean GAAP. The Company is organized into four major business segments: Retail Banking, Corporate Banking, Capital Markets Activities and Credit Card Operations. These business divisions are based on the nature of the products and services provided, the type or class of customer, and the Company’s management organization, and provide the basis on which the Company reports its primary segment information:

•

Retail banking—The retail banking segment’s assets and liabilities are mainly with individuals and households. This segment handles private customer current accounts, savings, deposits, consumer loans and mortgage loans.

•

Corporate banking—The corporate banking segment’s assets and liabilities are mainly with private and public enterprises. The activities within this segment include loans, overdrafts, other credit facilities, deposits in foreign currencies and other foreign currency activities.

•

Capital markets activities—Activities within this segment include trading activities in securities and derivatives, activities involving investment security portfolios, and foreign currency funding through debentures and borrowings.

•

Credit card operations—The credit card segment’s assets and liabilities are mainly with individuals or corporate cardholders and card merchants, and it handles domestic as well as overseas credit and debit card operations.

Other operations of the Company are comprised of activities of its subsidiaries and other consolidated entities, activities of trust account management activities, none of which constitute a separately reportable segment.

Operating income and expenses and interest income and expenses, related to both third party and inter-segment transactions, are included in determining the operating earnings of each segment. The provision for income tax is comprised of corporate income tax and resident tax surcharges. The income tax expenses are allocated to the respective segment based on performance. Transactions between the business segments are reflected on terms established by management.

The segment results were prepared based on Korean GAAP and a reconciliation to U.S. GAAP has been provided for certain line items. Geographic segment disclosures have been excluded as assets and revenues attributable to external customers in foreign countries are not significant.

A summary of the business segment results is shown in the following table:

Year ended December 31, 2008	Retail Banking	Corporate Banking	Capital Markets Activities	Credit Card Operations	Other	Total segment	Inter-segment Transactions(1)	U.S. GAAP Adjustments	Total
	(In millions of Korean won)
Operating income	13,221,279	10,795,406	35,060,413	2,420,638	4,344,574	65,842,310	(19,548,677)	(27,512,912)	18,780,721
Operating expense	11,501,353	10,996,918	34,941,864	1,938,147	3,581,537	62,959,819	(19,381,568)	(26,584,315)	16,993,936

Segment results	1,719,926	(201,512)	118,549	482,491	763,037	2,882,491	(167,109)	(928,597)	1,786,785

Interest income	12,224,734	9,551,144	4,352,695	2,115,252	1,385,306	29,629,131	(12,713,112)	(1,087,577)	15,828,442
Interest expense	9,256,727	8,206,760	4,204,987	614,730	564,010	22,847,214	(13,337,045)	(150,516)	9,359,653

Net interest income (expense)	2,968,007	1,344,384	147,708	1,500,522	821,296	6,781,917	623,933	(937,061)	6,468,789
Provision for credit losses	203,038	1,351,006	12,789	98,393	163,227	1,828,453	(1,233)	486,234	2,313,454
Non-interest income	996,545	1,244,262	30,707,718	305,386	2,959,268	36,213,179	(6,835,565)	(26,425,335)	2,952,279
Non-interest expenses	1,822,477	1,384,180	30,723,017	1,166,056	2,722,721	37,818,451	(6,061,312)	(26,843,497)	4,913,642

Net non-interest income (expenses)	(825,932)	(139,918)	(15,299)	(860,670)	236,547	(1,605,272)	(774,253)	418,162	(1,961,363)
Depreciation and amortization	219,111	54,972	1,071	58,968	131,579	465,701	18,022	(76,536)	407,187

Extraordinary gain	—	—	—	—	—	—	—	—	—
Net income (loss) before tax expense (benefits)	1,719,926	(201,512)	118,549	482,491	763,037	2,882,491	(167,109)	(928,597)	1,786,785
Income tax expense (benefit)	472,980	(55,416)	32,600	132,686	94,400	677,250	164,832	(388,235)	453,847
Cumulative effect of a change in accounting principle	—	—	—	—	—	—	—	—	—

Net income (loss)	1,246,946	(146,096)	85,949	349,805	668,637	2,205,241	(331,941)	(540,362)	1,332,938

Segments’ total assets	98,796,601	91,525,828	51,037,945	11,225,114	35,429,231	288,014,719	(20,465,928)	(9,221,880)	258,326,911

(1)	Includes eliminations for consolidation, inter-segment transactions and certain differences in classification under management’s reporting system.
(2)

Figures shown in the above table for the year ended December 31, 2008 represent the consolidated income statement data of Kookmin Bank for the period between January 1, 2008 and June 30, 2008 of (Won)1,263 billion and the Company for the period between September 29, 2008 and December 31, 2008 of (Won)610 billion under Korean GAAP. However, the consolidated income statement of the Company from September 29, 2008 and December 31, 2008 includes results of all subsidiaries from July 1, 2008 to December 31, 2008 because the acquisition cost of Kookmin Bank and its subsidiaries in connection with the comprehensive stock transfer pursuant to which the Company was established has been determined as the net asset amount of Kookmin Bank and its subsidiaries as of June 30, 2008 based on Korean GAAP.

Year ended December 31, 2009	Retail Banking	Corporate Banking	Capital Markets Activities	Credit Card Operations	Other	Total segment	Inter-segment Transactions(1)	U.S. GAAP Adjustments	Total
	(In millions of Korean won)
Operating income	10,767,548	9,117,257	19,508,950	2,559,243	2,863,332	44,816,330	(14,223,088)	(13,489,676)	17,103,566
Operating expense	9,603,133	9,165,844	19,394,967	1,932,273	3,471,157	43,567,374	(13,526,540)	(13,863,321)	16,177,513

Segment results	1,164,415	(48,587)	113,983	626,970	(607,825)	1,248,956	(696,548)	373,645	926,053

Interest income	9,889,533	8,378,695	3,846,266	2,288,233	135,708	24,538,435	(9,762,047)	(1,186,268)	13,590,120
Interest expense	7,449,611	6,556,592	3,701,876	463,649	593,218	18,764,946	(10,413,325)	(120,192)	8,231,429

Net interest income (expense)	2,439,922	1,822,103	144,390	1,824,584	(457,510)	5,773,489	651,278	(1,066,076)	5,358,691
Provision for credit losses	263,761	1,391,912	53,049	266,046	323,641	2,298,409	576	(94,992)	2,203,993
Non-interest income	878,015	738,562	15,662,684	271,010	2,727,624	20,277,895	(4,461,041)	(12,303,408)	3,513,446
Non-interest expenses	1,693,885	1,154,559	15,638,908	1,147,435	2,393,227	22,028,014	(3,131,927)	(13,585,003)	5,311,084

Net non-interest income (expenses)	(815,870)	(415,997)	23,776	(876,425)	334,397	(1,750,119)	(1,329,114)	1,281,595	(1,797,638)
Depreciation and amortization	195,876	62,781	1,134	55,143	161,071	476,005	18,136	(63,134)	431,007

Extraordinary gain	—	—	—	—	—	—	—	—	—
Net income (loss) before tax expense (benefits)	1,164,415	(48,587)	113,983	626,970	(607,825)	1,248,956	(696,548)	373,645	926,053
Income tax expense (benefit)	320,214	(13,362)	31,346	172,416	(464,782)	45,832	(20,918)	182,570	207,484
Cumulative effect of a change in accounting principle	—	—	—	—	—	—	—	—	—

Net income (loss)	844,201	(35,225)	82,637	454,554	(143,043)	1,203,124	(675,630)	191,075	718,569

Segments’ total assets	100,871,142	89,113,715	45,348,512	11,991,434	37,685,520	285,010,323	(22,841,873)	(8,313,018)	253,855,432

(1)	Includes eliminations for consolidation, inter-segment transactions and certain differences in classification under management’s reporting system.

Year ended December 31, 2010	Retail Banking	Corporate Banking	Capital Markets Activities	Credit Card Operations	Other	Total segment	Inter-segment Transactions(1)	U.S. GAAP Adjustments	Total
	(In millions of Korean won)
Operating income	9,735,200	8,191,828	11,046,821	2,550,892	4,128,085	35,652,826	(9,966,633)	(9,287,049)	16,399,144
Operating expense	9,104,529	8,948,482	11,128,449	1,990,770	4,352,537	35,524,767	(9,857,767)	(8,979,440)	16,687,560

Segment results	630,671	(756,654)	(81,628)	560,122	(224,452)	128,059	(108,866)	(307,609)	(288,416)

Interest income	9,018,180	7,835,889	3,353,268	2,229,997	1,066,954	23,504,288	(10,483,894)	15,605	13,035,999
Interest expense	6,719,691	5,835,431	3,431,347	428,815	518,383	16,933,667	(9,888,850)	(74,273)	6,970,544

Net interest income (expense)	2,298,489	2,000,458	(78,079)	1,801,182	548,571	6,570,621	(595,044)	89,878	6,065,455
Provision for credit losses	300,542	2,201,632	(106)	115,077	69,924	2,687,069	(41,651)	922,622	3,568,040
Non-interest income	717,020	355,939	7,693,553	320,895	3,061,131	12,148,538	517,261	(9,302,654)	3,363,145
Non-interest expenses	1,938,183	863,711	7,696,195	1,405,007	3,590,607	15,493,703	53,959	(9,758,254)	5,789,408

Net non-interest income (expenses)	(1,221,163)	(507,772)	(2,642)	(1,084,112)	(529,476)	(3,345,165)	463,302	455,600	(2,426,263)
Depreciation and amortization	146,113	47,708	1,013	41,871	173,623	410,328	18,775	(69,535)	359,568

Extraordinary gain	—	—	—	—	—	—	—	—	—
Net income (loss) before tax expense (benefits)	630,671	(756,654)	(81,628)	560,122	(224,452)	128,059	(108,866)	(307,609)	(288,416)
Income tax expense (benefit)	152,622	(183,110)	(19,754)	135,550	(152,683)	(67,375)	(13,616)	385,099	304,108
Cumulative effect of a change in accounting principle	—	—	—	—	—	—	—	—	—

Net income (loss)	478,049	(573,544)	(61,874)	424,572	(71,769)	195,434	(95,250)	(692,708)	(592,524)

Segments’ total assets	99,116,624	86,755,985	45,595,806	12,333,118	41,292,855	285,094,388	(23,086,420)	(10,255,966)	251,752,002

The allowance for loan losses under U.S.GAAP for each segment is as follows:

	Retail Banking	Corporate Banking	Capital Markets Activities	Credit Card Operations	Other	Total
	(In millions of Korean won)
As of December 31, 2009	461,013	2,532,894	335	202,173	144,631	3,341,046
As of December 31, 2010	471,728	3,483,634	421	165,912	125,631	4,247,326

The following is a reconciliation of the business segments’ total assets under Korean GAAP as of December 31, 2008, 2009 and 2010 to the consolidated total assets under U.S.GAAP:

	2008	2009	2010
	(In millions of Korean won)
Segments’ total assets	288,014,719	285,010,323	285,094,388
U.S. GAAP adjustments	(9,221,880)	(8,313,018)	(10,255,966)

Cash and cash equivalents	604,598	(129,864)	(212,517)
Restricted cash	887,372	453,122	3,014
Interest-bearing deposits in other banks	(1,706,276)	(879,692)	(559,572)
Call loans and securities purchased under resale agreements	19,491	(447)	10,311
Trading assets	(2,933,946)	(2,409,763)	(2,878,867)
Investment	(2,132,307)	(2,526,622)	(4,345,061)
Loans (net of allowance for loan losses)	1,798,977	2,189,741	1,119,427
Premises and equipment, net	(1,727,649)	(1,728,172)	(1,733,769)
Accrued interest and dividends receivable	(147,496)	(124,553)	(227,980)
Security deposits	(2,000)	(103,477)	(77,534)
Goodwill	341,765	442,695	528,144
Other intangible assets	34,474	11,027	5,475
Other assets	(4,258,883)	(3,507,013)	(1,887,037)
Inter-segment transactions	(20,465,928)	(22,841,873)	(23,086,420)

Consolidated total assets	258,326,911	253,855,432	251,752,002

The following is a reconciliation of the business segment’s operating income under Korean GAAP for the years ended December, 31, 2008, 2009 and 2010 to the consolidated operating income under U.S. GAAP:

	2008	2009	2010
	(In millions of Korean won)
Segments’ operating income	65,842,310	44,816,330	35,652,826
U.S. GAAP adjustments:	(27,512,912)	(13,489,676)	(9,287,049)

Interest and dividend income:
Deposits in other banks	(37,278)	(48,354)	(41,126)
Loans, including fees	(925,841)	(1,004,779)	284,167
Trading assets	(139,742)	(96,340)	(48,451)
Investment securities	4,396	(38,915)	(186,902)
Call loans and securities purchased under resale agreements	10,888	2,120	7,917

	(1,087,577)	(1,186,268)	15,605

Non-interest income:
Trust fees, nets	20,980	23,701	21,586
Other fees and commission income	825,337	895,026	(397,892)
Net trading revenue	(25,837,632)	(12,061,769)	(7,498,021)
Net gain on investments	(625,070)	(190,683)	(251,702)
Other non-interest income	(808,950)	(969,683)	(1,176,625)

	(26,425,335)	(12,303,408)	(9,302,654)

Inter-segment transactions	(19,548,677)	(14,223,088)	(9,966,633)

Consolidated operating income	18,780,721	17,103,566	16,399,144

The adjustments presented in the tables above represent consolidated assets and revenues not specifically allocated to individual business segments.

Differences between U.S. GAAP and Korean GAAP

The following is a summary of the significant adjustments made to consolidated total assets and revenue to reconcile the U.S. GAAP results with those under Korean GAAP.

Allowance for loan losses: Under U.S. GAAP, the allowance for loan losses for specifically identified impaired non-homogeneous loans has been established based on (1) the present value of expected future cash flows discounted at the loan’s effective interest rate, (2) the fair value of the collateral if the loan was collateral dependent or (3) observable market prices if available. For homogeneous corporate and consumer loans, the allowance for loan losses was established based on an evaluation of the historical performance of the loan portfolios. Under Korean GAAP, the allowance for loan losses has been determined at the larger of the allowance based on historical loss rates of loan portfolios or the one based on the loan classification guidelines and prescribed loss ratio of the Financial Service Commission. For the allowance for loan losses as of December 31, 2010, the Company used the allowance based on the Financial Service Commission Guidelines as it was greater than the one based on the historical loss rates.

Deferred loan costs: Under U.S. GAAP, certain employee and other costs associated with originating loans are deferred and amortized over the life of the related loans as an adjustment to the yield of the loans, net of any related fees received. Under Korean GAAP, origination costs related to wages and salaries are recognized as expense when accrued.

Securities and hedging derivatives accounting: For 2008, under U.S. GAAP, decreases in fair value with respect to all securities below the cost basis of an individual security and deemed to be other-than-temporary must be written off through a charge to income. In determining whether a decrease in fair value is other–than-temporary, the following factors were considered: the length of time and the extent to which the market value had been less than cost; the financial condition and near-term prospects of the issuer; and the intent and ability of the holder to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in market value. Under Korean GAAP, when the recoverable value of available-for-sale or held-to-maturity securities is less than their amortized acquisition costs and there is any objective evidence of impairment, then their book value is adjusted to their recoverable amount, and the declines in book value are reflected in current loss as impairment losses. For 2009 and 2010, under U.S. GAAP, decreases in fair value with respect to equity securities below the cost basis of an individual security and deemed to be other-than-temporary must be written off through a charge to income. For investment debt securities that the Company does not intend to sell and it is not more-likely-than-not the Company will be required to sell the securities before the expected recovery of the amortized cost basis, only the credit loss component of the impairment is recognized in earnings, while the rest of the fair value loss is recognized in accumulated comprehensive income. In determining whether a credit loss exists and the period over which the debt security is expected to recover, the following factors were considered: the length of time and the extent to which the market value had been less than cost; the financial condition and near-term prospects of the issuer; and the intent and ability of the holder to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in market value. Under Korean GAAP, when the recoverable value of available-for-sale or held-to-maturity securities is less than their amortized acquisition costs and there is any objective evidence of impairment, then their book value is adjusted to their recoverable amount, and the declines in book value are reflected in current loss as impairment losses.

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

Accounting for Transfers of Financial Assets: Under U.S. GAAP, the transfer of financial assets is recorded as a sale if specific and prescriptive criteria were met relating to the transferor’s relinquishing control. If these criteria were not met, the transfer would be treated as a secured borrowing. Certain transfers (including loan transfers in connection with asset securitization transactions) that qualified for derecognition as sales under Korean GAAP did not meet U.S. GAAP criteria for derecognition as sales.

Fixed Assets: Under Korean GAAP, certain fixed assets were revalued upward in 1998 and 2008. As a result of this revaluation, the revaluation gain is included in total equity, and depreciation expense related to the revalued fixed assets is determined based on the new cost basis. Under U.S. GAAP, such a revaluation is not permitted and depreciation expense is based on historical cost.

Goodwill: Under Korean GAAP, goodwill is amortized over its useful life during which future economic benefits are expected to flow to the enterprise, not exceeding twenty years. Under U.S. GAAP, goodwill is not amortized, but rather it is tested for impairment at least annually or when events or circumstances indicate that impairment has occurred.

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

The Guaranteed Principal Money Trusts require the Company to guarantee the return of the principal amount invested at the termination of a fixed term deposit. Additionally, the Company guarantees a specified rate of return on the principal amount invested in Guaranteed Fixed Rate Money Trusts. Based on the Company’s analysis of potential risk and reward generated from the guaranteed trusts, the Guaranteed Fixed Rate Money Trusts were consolidated in the Company’s financial statements in accordance with the accounting guidance for consolidation of VIEs. For further discussion on the consolidation scope of the trust accounts, refer to Note 9.

With respect to the managing of the trust accounts, the Company charges investment management fees on the Guaranteed Principal Money Trusts and other performance based trusts, and receives commission income, including penalty charges for early withdrawal of fixed term deposits.

37. Parent Company Information

The following tables present the Parent Company Only financial information:

Condensed Statement of Income

	2009	2010
	(In millions of Korean won)
Income
Dividends from subsidiaries:
Dividends from banking subsidiaries	—	95,305
Dividends from nonbanking subsidiaries	98,200	—
Interest from subsidiaries	19,244	35,200
Other income	1,041	3,257

Total income	118,485	133,762

Expense
Interest expense	55,556	53,431
Noninterest expense	45,940	37,374

Total expense	101,496	90,805

Income before income taxes and equity in undistributed earnings of subsidiaries	16,989	42,957
Income tax benefit	(229)	(367)

Income before equity in undistributed earnings of subsidiaries	17,218	43,324
Equity in undistributed earnings (losses) of subsidiaries:
Banking subsidiaries	714,773	(695,837)
Nonbanking subsidiaries	(11,350)	64,398

Total equity in undistributed earnings (losses) of subsidiaries	703,423	(631,439)

Net income (loss)	720,641	(588,115)

Condensed Balance Sheet

	2009	2010
	(In millions of Korean won)
Assets
Cash held at bank subsidiaries	15,363	159,995
Receivables from nonbanking subsidiaries	170,000	160,000
Investments in subsidiaries:
Banking subsidiaries	16,324,652	15,725,580
Nonbanking subsidiaries	921,929	986,626
Other assets	913,614	907,623

Total assets	18,345,558	17,939,824
Liabilities and shareholders’ equity
Other borrowed funds	—	750,000
Other liabilities	7,569	143,938
Long-term debt	798,421	49,353
Shareholders’ equity	17,539,568	16,996,533

Total liabilities and shareholders’ equity	18,345,558	17,939,824

Condensed Statement of Cash Flows

	2009	2010
	(In millions of Korean won)
Operating activities
Net income (loss)	720,641	(588,115)
Reconciliation of net income (loss) to net cash provided by operating activities:
Equity in undistributed (earnings) losses of subsidiaries	(703,423)	631,439
Other operating activities, net	(818,249)	239,693

Net cash provided by (used in) operating activities	(801,031)	283,017

Investing activities
Net payments from (to) subsidiaries	(270,000)	10,000
Other investing activities, net	(86,401)	(69,488)

Net cash used in investing activities	(356,401)	(59,488)

Financing activities
Net decrease in commercial paper and other short-term borrowings	(232,000)	—
Proceeds from issuance of long-term debt	299,066	—
Proceeds from issuance of common stock	1,103,883	—
Cash dividends paid	—	(78,897)

Net cash provided by financing activities	1,170,949	(78,897)

Net increase in cash held at bank subsidiaries	13,517	144,632
Cash held at bank subsidiaries at January 1	1,846	15,363

Cash held at bank subsidiaries at December 31	15,363	159,995

Condensed statements of income and cash flows for the year ended December 31, 2008 have been omitted from the above disclosure because the parent company, KB Financial Group Inc., was established as part of a reorganization of Kookmin Bank and its subsidiaries in September 2008 as discussed in Note 3. As a result of the reorganization, it is impracticable to prepare the Parent Company Only condensed statements of income and cash flows for the year ended December 31, 2008.

38. Subsequent Events

Kookmin Bank sold 8,355,742 shares of KB Financial Group Inc. for the period from January 14, 2011 through March 25, 2011, and accordingly, the remaining KB Financial Group Inc.’s shares which are now owned by Kookmin Bank is 34,966,962 shares.

On February 28, 2011, Kookmin Bank reorganized its credit card business segment and established a new separate credit card company, KB Kookmin Card Co., Ltd., on March 2, 2011.

KB investment & Securities Co., Ltd. merged with KB Future Co., Ltd. on March 12, 2011.