Form 20-F/A
period 2010-12-31
KB Financial Group Inc.
filed 2011-07-05
CIK 1445930

As filed with the Securities and Exchange Commission on July 5, 2011

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

EXPLANATORY NOTE

This Amendment No. 1 to Form 20-F (the “Form 20-F/A”) amends our annual report on Form 20-F for the year ended December 31, 2010 (the “Annual Report”), which was originally filed with the U.S. Securities and Exchange Commission (the “SEC”) on June 20, 2011. The sole purpose of the filing of this Form 20-F/A is to furnish interactive data files as Exhibit 101 in accordance with Rule 405 of Regulation S-T.

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

Item 19.	EXHIBITS

Number	Description
1.1**	Articles of Incorporation of KB Financial Group (translation in English).

2.1***	Form of Share Certificate of KB Financial Group’s common stock, par value W5,000 per share (translation in English).

2.2****	Form of Third Amended and Restated Deposit Agreement among KB Financial Group, Citibank N.A., as depositary, and all holders and beneficial owners from time to time of American depositary shares evidenced by American depositary receipts issued thereunder, including the form of American depositary receipt.

4.1***	Amended and Restated Strategic Alliance Agreement, dated as of August 27, 2003, between Kookmin Bank and ING Bank N.V.

4.2***	Agreement Dealing with the Establishment of KB Financial Holding Company, dated as of April 30, 2008, among Kookmin Bank, KB Asset Management Co., Ltd., ING Bank B.V. and ING Insurance International B.V.

4.3**	Assignment and Assumption Agreement, dated as of September 29, 2008, among Kookmin Bank, KB Financial Group and ING Bank N.V.

8.1*****	List of subsidiaries of KB Financial Group.

11.1**	Code of Ethics.

12.1*	Section 302 certifications.

13.1*	Section 906 certifications.

15.1*	Consent of Samil PricewaterhouseCoopers.

15.2*	Consent of Deloitte Anjin LLC.

101.INS******	Instance Document.

101.SCH******	Schema Document.

101.CAL******	Calculation Document.

101.LAB******	Labels Linkbase Document.

101.PRE******	Presentation Linkbase Document.

101.DEF******	Definition Linkbase Document.

*	Incorporated by reference to the registrant’s filing on Form 20-F (No. 000-53445), filed on June 20, 2011.
**	Incorporated by reference to the registrant’s filing on Form 20-F (No. 000-53445), filed on June 23, 2010.
***	Incorporated by reference to the registrant’s filing on Form 20-F (No. 000-53445), filed on June 15, 2009.
****	Incorporated by reference to the registrant’s filing on Form F-6 (No. 333-153711), filed on September 29, 2008.
*****	Incorporated by reference to Note 34 of the consolidated financial statements of the registrant included in this annual report.
******	XBRL (extensible Business Reporting Language) information is deemed not filed or a part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act of 1933, as amended, is deemed not filed for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, and otherwise is not subject to liability under these sections.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

KB FINANCIAL GROUP INC.
(Registrant)

/s/ Wang-Ky Kim
(Signature)

Wang-Ky Kim
Deputy President and Chief Public Relations Officer
(Name and Title)

Date: July 5, 2011