Form 20-F
period 2011-12-31
KB Financial Group Inc.
filed 2012-04-30
CIK 1445930

As filed with the Securities and Exchange Commission on April 30, 2012

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011

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

  ☒    Large accelerated filer                ☐    Accelerated filer                ☐    Non-accelerated filer

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

☐ U.S. GAAP	☒ International Financial Reporting Standards as issued by the International Accounting Standards Board	☐	Other

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

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

The financial statements included in this annual report are prepared in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB. As such, we make an explicit and unreserved statement of compliance with IFRS as issued by the IASB with respect to our consolidated financial statements as of and for the years ended December 31, 2010 and 2011 included in this annual report. Unless indicated otherwise, the financial information in this annual report (i) as of and for the years ended December 31, 2010 and 2011 has been prepared in accordance with IFRS as issued by the IASB, and (ii) as of and for the years ended December 31, 2007, 2008 and 2009 has been prepared in accordance with generally accepted accounting principles in the United States, or U.S. GAAP, which is not comparable to information prepared in accordance with IFRS. For an explanation of how the transition to IFRS has affected our consolidated financial statements, see Note 46 of the notes to our consolidated financial statements.

In accordance with rule amendments adopted by the U.S. Securities and Exchange Commission which became effective on March 4, 2008, we are not required to provide a reconciliation to U.S. GAAP. Furthermore, pursuant to the transitional relief granted by the U.S. Securities and Exchange Commission in respect of the first-time application of IFRS, no audited financial statements and financial information prepared under IFRS for the year ended December 31, 2009 have been included in this annual report.

Unless expressly stated otherwise, all financial data included in this annual report are presented on a consolidated basis.

We were established on September 29, 2008 pursuant to a “comprehensive stock transfer” under Korean law, whereby holders of the common stock of Kookmin Bank and certain of its subsidiaries transferred all of their shares to us, a new financial holding company, and in return received shares of our common stock. See “Item 4A. History and Development of the Company—The Establishment of KB Financial Group.” The consolidated financial data included in this annual report are, as of dates and for periods prior to the date of the stock transfer, for Kookmin Bank and its subsidiaries, and as of dates and for periods from and after the date of the stock transfer, for us and our subsidiaries, including Kookmin Bank.

In this annual report:

•

references to “we,” “us” or “KB Financial Group” are to KB Financial Group Inc. and, unless the context otherwise requires, its subsidiaries and, for periods of time prior to the establishment of KB Financial Group on September 29, 2008, Kookmin Bank and, unless the context otherwise requires, its subsidiaries as of such periods;

•	references to “Korea” are to the Republic of Korea;

•	references to the “government” are to the government of the Republic of Korea;

•	references to “Won” or “(Won)” are to the currency of Korea; and

•	references to “U.S. dollars,” “$” or “US$” are to United States dollars.

Discrepancies between totals and the sums of the amounts contained in any table may be a result of rounding.

For your convenience, this annual report contains translations of Won amounts into U.S. dollars at the noon buying rate of the Federal Reserve Bank of New York for Won in effect on December 30, 2011, which was (Won)1,158.5 = US$1.00.

FORWARD-LOOKING STATEMENTS

The U.S. Securities and Exchange Commission encourages companies to disclose forward-looking information so that investors can better understand a company’s future prospects and make informed investment decisions. This annual report contains forward-looking statements.

Words and phrases such as “aim,” “anticipate,” “assume,” “believe,” “contemplate,” “continue,” “estimate,” “expect,” “future,” “goal,” “intend,” “may,” “objective,” “plan,” “positioned,” “predict,” “project,” “risk,” “seek to,” “shall,” “should,” “will likely result,” “will pursue,” “plan” and words and terms of similar substance used in connection with any discussion of future operating or financial performance or our expectations, plans, projections or business prospects identify forward-looking statements. In particular, the statements under the headings “Item 3D. Risk Factors,” “Item 5. Operating and Financial Review and Prospects” and “Item 4B. Business Overview” regarding our financial condition and other future events or prospects are forward-looking statements. All forward-looking statements are management’s present expectations of future events and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements.

In addition to the risks related to our business discussed under “Item 3D. Risk Factors,” other factors could cause actual results to differ materially from those described in the forward-looking statements. These factors include, but are not limited to:

•	our ability to successfully implement our strategy;

•	future levels of non-performing loans;

•	our growth and expansion;

•	the adequacy of allowances for credit and investment losses;

•	technological changes;

•	interest rates;

•	investment income;

•	availability of funding and liquidity;

•	cash flow projections;

•	our exposure to market risks; and

•	adverse market and regulatory conditions.

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

Item 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable

Item 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable

Item 3.	KEY INFORMATION

Item 3A.	Selected Financial Data

The selected consolidated financial and operating data set forth below as of and for the years ended December 31, 2010 and 2011 have been derived from our audited consolidated financial statements, which have been prepared in accordance with IFRS as issued by the IASB. Our consolidated financial statements as of and for the years ended December 31, 2010 and 2011 have been audited by independent registered public accounting firm Samil PricewaterhouseCoopers.

Pursuant to the transitional relief granted by the U.S. Securities and Exchange Commission in respect of the first-time application of IFRS, financial and operating data as of and for the three years ended December 31, 2007, 2008 and 2009 derived from our consolidated financial statements prepared in accordance with U.S. GAAP have not been included below.

You should read the following data together with the more detailed information contained in “Item 5. Operating and Financial Review and Prospects” and our consolidated financial statements included elsewhere in this annual report. Historical results do not necessarily predict future results.

Consolidated statements of comprehensive income data

	Year Ended December 31,
	2010		2011		2011 (1)
	(in billions of Won, except common share data)				(in millions of US$, except common share data)
Interest income	(Won)	13,052	(Won)	13,956	US$	12,047
Interest expense		(6,878)		(6,852)		(5,914)

Net interest income		6,174		7,104		6,133

Fee and commission income		2,482		2,830		2,443
Fee and commission expense		(777)		(1,035)		(894)

Net fee and commission income		1,705		1,795		1,549

Net gains on financial assets and liabilities at fair value through profit and loss		815		1,036		894

Net other operating income (expenses)		(1,068)		(1,092)		(943)

Employee compensation and benefits		(2,407)		(1,871)		(1,615)
Depreciation and amortization		(348)		(343)		(296)
Other general and administrative expenses		(1,612)		(1,718)		(1,483)

General and administrative expenses		(4,367)		(3,932)		(3,394)

Operating profit before provision for credit losses		3,259		4,911		4,239

Provision for credit losses		(2,871)		(1,513)		(1,306)

Net operating profit		388		3,398		2,933

Share of profit of associates and joint ventures		(211)		5		4
Net other non-operating income (expense)		(28)		(142)		(123)

Profit before income tax		149		3,261		2,814

Tax income (expense)		71		(832)		(718)

Profit for the year		220		2,429		2,096

Exchange differences on translating foreign operations		(7)		6		6
Change in value of financial investments		108		(240)		(207)
Shares of other comprehensive income of associates and joint ventures		(2)		(1)		(1)
Cash flow hedges		—		(1)		(1)

Other comprehensive income (loss) for the year, net of tax		99		(236)		(203)

Total comprehensive income for the year	(Won)	319	(Won)	2,193	US$	1,893

Profit attributable to:
Stockholders	(Won)	147	(Won)	2,373	US$	2,048
Non-controlling interests		73		56		48

	(Won)	220	(Won)	2,429	US$	2,096

Total comprehensive income attributable to:
Stockholders	(Won)	226	(Won)	2,134	US$	1,842
Non-controlling interests		93		59		51

	(Won)	319	(Won)	2,193	US$	1,893

Earnings per share
Basic earnings per share	(Won)	427	(Won)	6,461	US$	5.58
Diluted earnings per share		427		6,445		5.56

(1)

Won amounts are expressed in U.S. dollars at the rate of (Won)1,158.5 to US$1.00, the noon buying rate in effect on December 30, 2011 as quoted by the Federal Reserve Bank of New York in the United States.

Consolidated statements of financial position data

	Year Ended December 31,
	2010		2011		2011 (1)
	(in billions of Won)				(in millions of US$)
Assets
Cash and due from financial institutions	(Won)	6,830	(Won)	9,178	US$	7,922
Financial assets at fair value through profit and loss		4,014		6,326		5,461
Derivative financial assets		2,595		2,449		2,114
Loans		197,621		212,107		183,088
Financial investments		36,190		35,432		30,585
Investments in associates and joint ventures		723		892		770
Property and equipment		3,150		3,186		2,750
Investment property		53		52		44
Intangible assets		505		468		404
Deferred income tax assets		4		22		19
Assets held for sale		9		10		9
Other assets		7,077		7,479		6,455

Total assets	(Won)	258,771	(Won)	277,601	US$	239,621

Liabilities
Financial liabilities at fair value through profit and loss	(Won)	1,295	(Won)	1,388	US$	1,198
Deposits		179,862		190,337		164,297
Debts		11,745		16,824		14,522
Derivative financial liabilities		2,236		2,059		1,778
Debentures		29,107		27,070		23,366
Provisions		1,020		798		689
Current income tax liabilities		30		589		508
Deferred income tax liabilities		284		221		191
Other liabilities		13,526		15,215		13,133

Total liabilities	(Won)	239,105	(Won)	254,501	US$	219,682

Total Equity
Capital stock	(Won)	1,932	(Won)	1,932	US$	1,667
Capital surplus		15,990		15,842		13,675
Accumulated other comprehensive income		431		191		165
Retained earnings		2,621		4,953		4,275
Treasury shares		(2,477)		—		—

Equity attributable to stockholders		18,497		22,918		19,782
Non-controlling interests		1,169		182		157

Total equity	(Won)	19,666	(Won)	23,100	US$	19,939

Total liabilities and equity	(Won)	258,771	(Won)	277,601	US$	239,621

(1)

Won amounts are expressed in U.S. dollars at the rate of (Won)1,158.5 to US$1.00, the noon buying rate in effect on December 30, 2011 as quoted by the Federal Reserve Bank of New York in the United States.

Profitability ratios and other data

	Year Ended December 31,
	2010	2011
	(Percentages)
Profit (loss) attributable to stockholders as a percentage of:
Average total assets (1)	0.05%	0.86%
Average stockholders’ equity (1)	0.76	10.07
Dividend payout ratio (2)	28.08	11.72
Net interest spread (3)	2.37	2.64
Net interest margin (4)	2.58	2.88
Efficiency ratio (5)	57.26	44.46
Cost-to-average assets ratio (6)	1.63	1.43
Won loans (gross) as a percentage of Won deposits	107.56	107.97
Total loans (gross) as a percentage of total deposits	111.96	113.25

(1)	Average balances are based on daily balances for our banking, credit card and investment and securities operations and monthly or quarterly balances for our other operations.
(2)	Represents the ratio of total dividends declared on common stock as a percentage of profit attributable to stockholders.
(3)	Represents the difference between the yield on average interest earning assets and cost of average interest bearing liabilities.
(4)	Represents the ratio of net interest income to average interest earning assets.
(5)

Represents the ratio of general and administrative expenses to the sum of net interest income, net fee and commission income, net gain on financial assets and liabilities at fair value through profit and loss and net other operating income.

(6)	Represents the ratio of general and administrative expenses to average total assets.

Capital ratios

Year Ended December 31,
2011
(Percentages)
Consolidated capital adequacy ratio of KB Financial Group (1)	13.09%
Capital adequacy ratios of Kookmin Bank
Tier I capital adequacy ratio (2)	10.30%
Tier II capital adequacy ratio (2)	3.25
Average stockholders’ equity as a percentage of average total assets	8.58

(1)

Under applicable guidelines of the Financial Services Commission, we, as a bank holding company, are required to maintain a minimum consolidated capital adequacy ratio of 8%. See “Item 5B. Liquidity and Capital Resources —Financial Condition—Capital Adequacy.”

(2)

Kookmin Bank’s capital adequacy ratios are computed in accordance with the guidelines issued by the Financial Services Commission. See “Item 5B. Liquidity and Capital Resources—Financial Condition—Capital Adequacy.”

Credit portfolio ratios and other data

	As of December 31,
	2010		2011
	(in billions of Won, except percentages)
Total loans	(Won)	201,377	(Won)	215,555
Total non-performing loans (1)		1,516		1,117
Other impaired loans not included in non-performing loans		2,300		2,348
Total of non-performing loans and other impaired loans		3,816		3,465
Total allowances for loan losses		3,756		3,448
Non-performing loans as a percentage of total loans		0.75%		0.52%
Non-performing loans as a percentage of total assets		0.59		0.40
Total of non-performing loans and other impaired loans as a percentage of total loans		1.89		1.61
Allowances for loan losses as a percentage of total loans		1.87		1.60

(1)	Non-performing loans are defined as those loans, including corporate, retail and other loans, which are past due by 90 days or more.

Selected Statistical Information

Average Balance Sheets and Related Interest

The following table shows our average balances and interest rates for the past two years:

	Year Ended December 31,
	2010					2011
	Average Balance (1)		Interest Income (2)(3)		Average Yield	Average Balance (1)		Interest Income (2)(3)		Average Yield
	(in billions of Won, except percentages)
Assets
Cash and interest earning deposits in other banks	(Won)	1,879	(Won)	38	2.02%	(Won)	2,299	(Won)	75	3.26%
Financial investment (debt securities) (4)		32,449		1,502	4.63		32,655		1,469	4.50
Loans:
Corporate		92,018		4,938	5.37		94,486		5,132	5.43
Mortgage		44,322		1,958	4.42		43,790		2,172	4.96
Home equity		26,524		1,258	4.74		29,399		1,513	5.15
Other consumer		28,075		1,996	7.11		29,179		2,176	7.46
Credit cards (5)		11,924		1,293	10.84		12,378		1,342	10.84
Foreign		2,082		69	3.31		2,441		77	3.15

Loans (total)		204,945		11,512	5.62		211,673		12,412	5.86

Total average interest earning assets	(Won)	239,273	(Won)	13,052	5.45%	(Won)	246,627	(Won)	13,956	5.66%

Cash and due from banks		6,731		—	—		7,267		—	—
Financial assets at fair value through profit and loss:
Debt securities		6,891		—	—		5,056		—	—
Equity securities		369		—	—		674		—	—
Other		20		—	—		20		—	—

Financial assets at fair value through profit and loss (total)		7,280		—	—		5,750		—	—
Financial investment (equity securities)		3,138		—	—		3,687		—	—
Investment in associates		744		—	—		764		—	—
Derivative financial assets		3,061		—	—		2,420		—	—
Premises and equipment		3,267		—	—		3,224		—	—
Intangible assets		454		—	—		477		—	—
Allowances for loan losses		(4,449)		—	—		(4,227)		—	—
Other non-interest earning assets		8,167		—	—		8,712		—	—

Total average non-interest earning assets		28,393		—	—		28,074		—	—

Total average assets	(Won)	267,666	(Won)	13,052	4.88%	(Won)	274,701	(Won)	13,956	5.08%

	Year Ended December 31,
	2010					2011
	Average Balance(1)		Interest Expense		Average Cost	Average Balance(1)		Interest Expense		Average Cost
	(in billions of Won, except percentages)
Liabilities
Deposits:
Demand deposits	(Won)	48,919	(Won)	212	0.43%	(Won)	53,824	(Won)	314	0.58%
Time deposits		112,621		4,055	3.60		124,713		4,563	3.66
Certificates of deposit		11,044		442	4.00		1,746		68	3.89

Deposits (total)		172,584		4,709	2.73		180,283		4,945	2.74
Debts		15,494		306	1.97		18,475		399	2.16
Debentures		35,426		1,863	5.26		28,400		1,508	5.31

Total average interest bearing liabilities	(Won)	223,504	(Won)	6,878	3.08%	(Won)	227,158	(Won)	6,852	3.02%

Non-interest bearing demand deposits		3,348		—	—		3,249		—	—
Derivative financial liabilities		2,591		—	—		2,064		—	—
Financial liabilities at fair value through profit and loss		1,783		—	—		1,847		—	—
Other non-interest bearing liabilities		15,938		—	—		16,093		—	—

Total average non-interest bearing liabilities		23,660		—	—		23,253		—	—

Total average liabilities		247,164		6,878	2.78		250,411		6,852	2.74

Total equity		20,502		—	—		24,290		—	—

Total average liabilities and equity	(Won)	267,666	(Won)	6,878	2.57%	(Won)	274,701	(Won)	6,852	2.49%

(1)	Average balances are based on daily balances for our banking, credit card and investment and securities operations and monthly or quarterly balances for our other operations.
(2)	We do not invest in any tax-exempt securities.
(3)	Excludes interest income from debt securities at fair value through profit or loss.
(4)

Information related to investment securities classified as available-for-sale has been computed using amortized cost, and therefore does not give effect to changes in fair value that are reflected as a component of total equity.

(5)

Interest income from credit cards includes principally cash advance fees of (Won)452 billion and (Won)441 billion and interest on credit card loans of (Won)464 billion and (Won)484 billion, for the years ended December 31, 2010 and 2011, respectively, but does not include interchange fees.

The following table presents our net interest spread, net interest margin, and asset liability ratio for the past two years:

	Year Ended December 31,
	2010	2011
	(percentages)
Net interest spread (1)	2.37%	2.64%
Net interest margin (2)	2.58	2.88
Average asset liability ratio (3)	107.06	108.57

(1)	The difference between the average rate of interest earned on interest earning assets and the average rate of interest paid on interest bearing liabilities.
(2)	The ratio of net interest income to average interest earning assets.
(3)	The ratio of average interest earning assets to average interest bearing liabilities.

Analysis of Changes in Net Interest Income—Volume and Rate Analysis

The following table provides an analysis of changes in interest income, interest expense and net interest income based on changes in volume and changes in rate for 2010 compared to 2011. Information is provided with respect to: (1) effects attributable to changes in volume (changes in volume multiplied by prior rate) and (2) effects attributable to changes in rate (changes in rate multiplied by prior volume). Changes attributable to the combined impact of changes in rate and volume have been allocated proportionately to the changes due to volume changes and changes due to rate changes.

	2011 vs. 2010 Increase/(Decrease) Due to Change in
	Volume		Rate		Total
	(in billions of Won)
Interest earning assets
Cash and interest earning deposits in other banks	(Won)	10	(Won)	27	(Won)	37
Financial investment (debt securities)		9		(42)		(33)
Loans:
Corporate		137		57		194
Mortgage		(24)		238		214
Home equity		142		113		255
Other consumer		80		100		180
Credit cards		49		—		49
Foreign		11		(3)		8

Total interest income	(Won)	414	(Won)	490	(Won)	904

	2011 vs. 2010 Increase/(Decrease) Due to Change in
	Volume		Rate		Total
	(in billions of Won)
Interest bearing liabilities
Deposits:
Demand deposits	(Won)	23	(Won)	79	(Won)	102
Time deposits		440		68		508
Certificates of deposit		(362)		(12)		(374)
Debts		62		31		93
Debentures		(373)		18		(355)

Total interest expense		(210)		184		(26)

Total net interest income	(Won)	624	(Won)	306	(Won)	930

Exchange Rates

The table below sets forth, for the periods and dates indicated, information concerning the noon buying rate for Won, expressed in Won per one U.S. dollar. The “noon buying rate” is the rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York. Unless otherwise stated, translations of Won amounts into U.S. dollars in this annual report were made at the noon buying rate in effect on December 30, 2011, which was (Won)1,158.5 to US$1.00. We do not intend to imply that the Won or U.S. dollar amounts referred to herein could have been or could be converted into U.S. dollars or Won, as the case may be, at any particular rate, or at all. On April 20, 2012, the noon buying rate was (Won)1,138.1 = US$1.00.

	Won per U.S. dollar (noon buying rate)
	Low	High	Average (1)	Period-End
2006	913.7	1,002.9	954.3	930.0
2007	903.2	950.2	929.0	935.8
2008	935.2	1,507.9	1,098.7	1,262.0
2009	1,149.0	1,570.1	1,274.6	1,163.7
2010	1,104.0	1,253.2	1,155.7	1,130.6
2011	1,049.2	1,197.5	1,106.9	1,158.5
October	1,102.5	1,197.5	1,150.7	1,112.1
November	1,110.6	1,162.0	1,133.5	1,140.1
December	1,124.5	1,175.5	1,148.1	1,158.5
2012(through April 20)	1,115.7	1,160.0	1,130.6	1,138.1
January	1,120.1	1,160.0	1,140.3	1,125.7
February	1,115.7	1,128.9	1,122.7	1,117.1
March	1,116.0	1,139.8	1,126.2	1,131.4
April (through April 20)	1,122.4	1,143.4	1,134.8	1,138.1

Source:     Federal Reserve Bank of New York.

(1)	The average of the daily noon buying rates of the Federal Reserve Bank in effect during the relevant period (or portion thereof).

Item	3B. Capitalization and Indebtedness

Not Applicable

Item	3C. Reasons for the Offer and Use of Proceeds

Not Applicable

Item	3D. Risk Factors

Risks relating to our retail credit portfolio

Future changes in market conditions as well as other factors may lead to increases in delinquency levels of our retail loan portfolio.

In recent years, consumer debt has increased rapidly in Korea. Our portfolio of retail loans, including mortgage and home equity loans, amounted to (Won)98,996 billion as of December 31, 2010 and (Won)103,855 billion as of December 31, 2011. As of December 31, 2011, our retail loans represented 48.2% of our total lending. Within our retail loan portfolio, the outstanding balance of other consumer loans, which unlike mortgage or home equity loans are often unsecured and therefore tend to carry a higher credit risk, has increased in recent years and amounted to (Won)27,281 billion as of December 31, 2010 and (Won)28,275 billion as of December 31, 2011; as a percentage of total outstanding retail loans, such balance was 27.6% as of December 31, 2010 and 27.2% as of December 31, 2011. The growth of our retail lending business, which generally offers higher margins than other lending activities, contributed significantly to our interest income and profitability in recent years.

The growth of our retail loan portfolio, together with adverse economic conditions in Korea and globally in recent years, may lead to increases in delinquency levels and a deterioration in asset quality. While the amount of our non-performing retail loans (defined as those that are past due by 90 days or more), which was (Won)641 billion as of December 31, 2010 and (Won)642 billion as of December 31, 2011, has remained relatively stable in recent years due to the stabilization of delinquency levels, our non-performing retail loans may increase in 2012 and in the future. Higher delinquencies in our retail loan portfolio will require us to increase our loan loss provisions and charge-offs, which in turn will adversely affect our financial condition and results of operations.

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

In light of adverse conditions in the Korean economy affecting consumers, in March 2009, the Financial Services Commission requested Korean banks, including us, to establish a “pre-workout program,” including a credit counseling and recovery service, for retail borrowers with outstanding short-term debt. The pre-workout program has been in operation since April 2009 and, following extensions by the Korean government, is expected to continue until April 2013. Under the pre-workout program, maturity extensions and/or interest reductions are provided for retail borrowers with total loans of less than (Won)500 million who are in arrears on their payments for more than 30 days but less than 90 days. While we believe that our participation in such pre-workout program has not had a material impact on the overall credit quality of our retail loan and credit card portfolio or on our results of operations and financial condition to date, our future participation in such government-led initiatives to provide financial support to retail borrowers may lead us to offer credit terms for such borrowers that we would not otherwise offer, in the absence of such initiatives, which may have an adverse effect on our results of operations and financial condition.

Our credit card operations may generate losses in the future, which could hurt our financial condition and results of operations.

With respect to our credit card portfolio, our delinquency ratio (which represents the ratio of amounts that are overdue by 30 days or more to total outstanding balances) was 1.0% as of December 31, 2010 and 1.5% as of December 31, 2011. In line with industry practice, we have restructured a portion of delinquent credit card account balances (defined as balances overdue by 30 days or more) as loans. As of December 31, 2011, these restructured loans outstanding amounted to (Won)28 billion. Because these loans are not treated as being delinquent at the time of conversion or for a period of time thereafter, our delinquency ratios may not fully reflect all delinquent amounts relating to our outstanding loans. Including all restructured loans, outstanding balances overdue by 30 days or more accounted for 1.7% of our credit card receivables (including credit card loans) as of December 31, 2011. Delinquencies may increase in 2012 and in the future as a result of, among other things, adverse economic conditions in Korea and the inability of Korean consumers to manage increased household debt.

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

One of our core businesses is lending to small- and medium-sized enterprises (as defined under “Item 4B. Business Overview—Corporate Banking—Small- and Medium-sized Enterprise Banking”). Our loans to small- and medium-sized enterprises amounted to (Won)65,132 billion as of December 31, 2010 and (Won)68,730 billion as of December 31, 2011. During that period, non-performing loans (defined as those loans that are past due by 90 days or more) to small- and medium-sized enterprises decreased from (Won)686 billion to (Won)373 billion and the non-performing loan ratio for such loans decreased from 1.1% as of December 31, 2010 to 0.5% as of December 31, 2011 but may increase in 2012. According to data compiled by the Financial Supervisory Service, the delinquency ratio for Won-currency loans by Korean commercial banks to small- and medium-sized enterprises was 1.4% as of December 31, 2011. The delinquency ratio for loans to small- and medium-sized enterprise is calculated as the ratio of (1) the outstanding balance of such loans in respect of which either principal or interest payments are overdue by one month or more to (2) the aggregate outstanding balance of such loans. Our delinquency ratio for such Won currency loans decreased slightly from 1.1% as of December 31, 2010 to 1.0% as of December 31, 2011 but may increase in 2012. In recent years, we have taken measures which sought to stem rising delinquencies in our loans to small- and medium-sized enterprises, including through strengthening the review of loan applications and closer monitoring of the post-loan performance of small- and medium-sized enterprise borrowers in industry sectors that are relatively more sensitive to downturns in the economy and have shown higher delinquency ratios, such as construction, hotels, retail and wholesale, restaurants and real estate. Despite such efforts, however, there is no assurance that delinquency levels for our loans to small- and medium-sized enterprises will not rise in the future. In particular, financial difficulties experienced by small- and medium-sized enterprises as a result of, among other things, adverse economic conditions in Korea and globally in recent years, may lead to a deterioration in the asset quality of our loans to this segment. Any such deterioration would result in increased charge-offs and higher provisioning and reduced interest and fee income from this segment, which could have a material adverse impact on our financial condition and results of operations.

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

In light of the deteriorating financial condition and liquidity position of small- and medium-sized enterprises in Korea since the global financial crisis commencing in the second half of 2008, the Korean government introduced policies and initiatives intended to encourage Korean banks to provide financial support to small- and medium-sized enterprises. For example, in November 2008, we entered into a memorandum of understanding with the Financial Supervisory Service under which we were required to improve the liquidity position of small- and medium-sized enterprises and exporters by providing them with adequate financing and to endeavor to alleviate burdens on low-income debtors by extending maturity dates or by delaying interest payments on loans owed to us. In addition, in October 2008, the Financial Supervisory Service requested Korean banks, including us, to establish a “fast track” program to provide liquidity assistance to small- and medium-sized enterprises on an expedited basis. Under the fast track program we established, which is effective through December 31, 2012, we provide liquidity assistance to small- and medium-sized enterprise borrowers applying for such assistance, in the form of new loans or maturity extensions or interest rate adjustments with respect to existing loans, after expedited credit review and approval by us. The overall prospects for the Korean economy in 2012 and beyond remain uncertain, and the Korean government may extend existing policies and initiatives or introduce new policies or initiatives to encourage Korean banks to provide financial support to small- and medium-sized enterprises. Our participation in such government-led initiatives may lead us to extend credit to small- and medium-sized enterprise borrowers that we would not otherwise extend, or offer terms for such credit that we would not otherwise offer, in the absence of such initiatives. Furthermore, there is no guarantee that the financial condition and liquidity position of our small- and medium-sized enterprise borrowers benefiting from such initiatives will improve sufficiently for them to service their debt on a timely basis, or at all. Accordingly, increases in our exposure to small- and medium-sized enterprise borrowers resulting from such government-led initiatives may have a material adverse effect on our financial condition and results of operations.

We have exposure to Korean construction and shipbuilding companies, and financial difficulties of these companies may have an adverse impact on us.

As of December 31, 2011, we had loans outstanding to construction companies and shipbuilding companies (many of which are small- and medium-sized enterprises) in the amount of (Won)5,631 billion and (Won)1,177 billion, or 2.6% and 0.5% of our total loans, respectively. We also have other exposures to Korean construction and shipbuilding companies, including in the form of guarantees extended for the benefit of such companies and debt and equity securities of such companies held by us. In the case of construction companies, such exposures include guarantees provided to us by general contractors with respect to financing extended by us for residential and commercial real estate development projects. In the case of shipbuilding companies, such exposures include refund guarantees extended by us on behalf of shipbuilding companies to cover their obligation to return a portion of the ship order contract amount to customers in the event of performance delays or defaults under shipbuilding contracts.

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

We have historically relied on interest income as our primary revenue source. While we have developed new sources of fee income as part of our business strategy, our ability to increase our fee income and thereby reduce our dependence on interest income will be affected by the extent to which our customers generally accept the concept of fee-based services. Historically, customers in Korea have generally been reluctant to pay fees in return for value-added financial services, and their continued reluctance to do so will adversely affect the implementation of our strategy to increase our fee income. Furthermore, the fees that we charge to customers are subject to regulation by Korean financial regulatory authorities, which may seek to implement regulations or measures that may also have an adverse impact on our ability to achieve this aspect of our strategy.

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

In addition, we believe that regulatory reforms and the general modernization of business practices in Korea will lead to increased competition among financial institutions in Korea. We also believe that foreign financial institutions, many of which have greater experience and resources than we do, will seek to compete with us in providing financial products and services either by themselves or in partnership with existing Korean financial institutions. Furthermore, a number of significant mergers and acquisitions in the industry have taken place in Korea over the past decade, including the acquisition of Koram Bank by an affiliate of Citibank in 2004, Standard Chartered Bank’s acquisition of Korea First Bank in 2005, Chohung Bank’s merger with Shinhan Bank in April 2006 and Hana Financial Group’s acquisition of a controlling interest in Korea Exchange Bank in February 2012. We expect that consolidation in the financial industry will continue. In particular, the Korean government has announced that it plans to privatize the Korea Development Bank and to dispose of or reduce its controlling interest in Woori Finance Holdings Co., Ltd. (the financial holding company of Woori Bank). Other financial institutions may seek to acquire or merge with such entities, and the financial institutions resulting from this consolidation may, by virtue of their increased size and business scope, provide significantly greater competition for us. Increased competition and continuing consolidation may lead to decreased margins, resulting in a material adverse impact on our future profitability. Accordingly our results of operations and financial condition may suffer as a result of increasing competition in the Korean financial industry.

Risks relating to our large corporate loan portfolio

We have exposure to chaebols, and, as a result, financial difficulties of chaebols may have an adverse impact on us.

Of our 20 largest corporate exposures (including loans, debt and equity securities, guarantees and acceptances and other exposures) as of December 31, 2011, 13 were to companies that were members of the 37 largest chaebols in Korea designated as such by the Financial Supervisory Service based on their outstanding exposures. As of that date, the total amount of our exposures to such 37 chaebols was (Won)22,777 billion, or 8.5% of our total exposures. If the credit quality of our exposures to chaebols declines, we could require substantial additional loan loss provisions, which would hurt our results of operations and financial condition. See “Item 4B. Business Overview—Assets and Liabilities—Loan Portfolio—Exposure to Chaebols.”

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

As of December 31, 2011, our loans and guarantees to companies that were in workout, restructuring or rehabilitation amounted to (Won)1,152 billion or 0.5% of our total loans and guarantees, most of which was classified as impaired. As of the same date, our allowances for credit losses on these loans and guarantees amounted to (Won)755 billion, or 65.5% of these loans and guarantees. These allowances may not be sufficient to cover all future losses arising from our exposure to these companies. Furthermore, we have other exposure to such companies, in the form of debt and equity securities of such companies held by us (including equity securities we acquired as a result of debt-to-equity conversions). Our exposures as of December 31, 2011 with respect to such securities of companies in workout, restructuring or rehabilitation amounted to (Won)119 billion, or less than 0.3% of our total exposures, but may increase in the future. In addition, in the case of borrowers that are or become subject to workout, we may be forced to restructure our credits pursuant to restructuring plans approved by other creditor financial institutions of the borrower, or to dispose of our credits to other creditors on unfavorable terms.

We have exposure to member companies of the Kumho Asiana Group, and financial difficulties of these companies may adversely impact us.

Several member companies of the Kumho Asiana Group, one of Korea’s largest chaebols, have been experiencing financial difficulties, including as a result of their heavily leveraged acquisition of Daewoo Engineering & Construction Co., Ltd. in 2006 and the subsequent global financial crisis commencing in the second half of 2008. In January 2010, Kumho Tires Co., Inc. and Kumho Industrial Co., Ltd. agreed with their creditors, including us, to begin an out-of-court debt restructuring program under the Corporate Restructuring Promotion Act. In addition, Kumho Petrochemical Co., Ltd. and Asiana Airlines announced that they would undergo a voluntary restructuring, in return for which their creditors, including us, agreed to a suspension of payments on the two companies’ debt until the end of 2010. These four companies are member companies of the Kumho Asiana Group. As of December 31, 2011, our aggregate loans and guarantees to Kumho Tires, Kumho Industrial, Kumho Petrochemical and Asiana Airlines amounted to (Won)424 billion, of which (Won)2 billion was classified as impaired. As of December 31, 2011, our allowances for credit losses with respect to such loans and guarantees amounted to (Won)145 billion. Moreover, in 2011, we extended additional loans to Kumho Tires in the aggregate amount of approximately US$3 million to provide additional liquidity in connection with its restructuring program. In 2010, we also converted an aggregate of (Won)38 billion of our loans to Kumho Tires and (Won)9 billion of our loans to Kumho Industrial into equity interests in connection with their restructuring programs. Our allowances may not be sufficient to cover all future losses arising from our exposures to these companies. Furthermore, in the event that the financial condition of these companies deteriorates further in the future, we may be required to record additional provisions for credit losses, as well as charge-offs and valuation or impairment losses or losses on disposal, which may have a material adverse effect on our financial condition and results of operations.

A large portion of our credit exposure is concentrated in a relatively small number of large corporate borrowers which increases the risk of our corporate credit portfolio.

As of December 31, 2011, our loans and guarantees to our 20 largest borrowers totaled (Won)9,701 billion and accounted for 4.3% of our total loans and guarantees. As of that date, our single largest corporate credit exposure was to Hyundai Heavy Industries, to which we had outstanding credit exposures (most of which was in the form of guarantees and acceptances) of (Won)1,761 billion, representing 0.8% of our total loans and guarantees. Any further deterioration in the financial condition of our large corporate borrowers may require us to record substantial additional provisions and may have a material adverse impact on our results of operations and financial condition.

Other risks relating to our business

Difficult conditions in the global financial markets could adversely affect our results of operations and financial condition.

During the second and third quarter of 2007, credit markets in the United States started to experience difficult conditions and volatility that in turn affected worldwide financial markets. In particular, in late July and early August 2007, market uncertainty in the U.S. sub-prime mortgage sector increased dramatically and further expanded to other markets such as those for leveraged finance, collateralized debt obligations and other structured products. In September and October 2008, liquidity and credit concerns and volatility in the global financial markets increased significantly with the bankruptcy or acquisition of, and government assistance to, several major U.S. and European financial institutions. These developments resulted in reduced liquidity, greater volatility, widening of credit spreads and a lack of price transparency in the United States and global financial markets. In response to such developments, legislators and financial regulators in the United States and other jurisdictions, including Korea, implemented a number of policy measures designed to add stability to the financial markets, including the provision of direct and indirect assistance to distressed financial institutions. In addition, in line with similar actions taken by monetary authorities in other countries, from the third quarter of 2008 to the first quarter of 2009, the Bank of Korea decreased its policy rate by a total of 325 basis points in order to address financial market instability and to help combat the slowdown of the domestic economy. However, while the rate of deterioration of the global economy has slowed since the second half of 2009, with some signs of stabilization and improvement, the overall prospects for the Korean and global economy in 2012 and beyond remain uncertain. For example, commencing in the second half of 2011, the global financial markets have experienced significant volatility as a result of, among other things, the downgrading by Standard & Poor’s Rating Services of the long-term sovereign credit rating of the United States to “AA+” from “AAA” in August 2011 and the financial difficulties affecting many other governments worldwide, in particular in Greece, Spain, Italy and other countries in Europe. In addition, measures adopted by the international community to sanction Iran for its nuclear weapons program, as well as political instability in various countries in the Middle East and Northern Africa, including in Egypt, Tunisia, Libya, Syria and Yemen, have resulted in volatility and uncertainty in the global energy markets. These or other developments could potentially trigger another financial and economic crisis. Furthermore, while many governments worldwide are implementing “exit strategies,” in the form of reduced government spending or otherwise, with respect to the economic stimulus measures adopted in response to the global financial crisis, such strategies may, for reasons related to timing, magnitude or other factors, have the unintended consequence of prolonging or worsening global economic and financial difficulties. In light of the high level of interdependence of the global economy, any of the foregoing developments could have a material adverse effect on the Korean economy and financial markets, and in turn on our business, financial condition and results of operations.

We are also exposed to adverse changes and volatility in global and Korean financial markets as a result of our liabilities and assets denominated in foreign currencies and our holdings of trading and investment securities, including structured products. Since the second half of 2008, the value of the Won relative to major foreign currencies in general and the U.S. dollar in particular has fluctuated widely. See “Item 3A. Selected Financial Data—Exchange Rates.” A depreciation of the Won will increase our cost in Won of servicing our foreign currency-denominated debt, while continued exchange rate volatility may also result in foreign exchange losses for us. Furthermore, as a result of adverse global and Korean economic conditions, there has been significant volatility in securities prices, including the stock prices of Korean and foreign companies in which we hold an interest. Such volatility has resulted in and may lead to further trading and valuation losses on our trading and investment securities portfolio as well as impairment losses on our investments accounted for under the equity method, including our noncontrolling equity stake in JSC Bank CenterCredit, a Kazakhstan bank, the initial stake in which we acquired in 2008. See “Item 4B. Business Overview—Capital Markets Activities and International Banking—International Banking.”

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

As of December 31, 2011, we held debt securities issued by Korean companies and financial institutions (other than those issued by government-owned or -controlled enterprises or financial institutions, which include Korea Electric Power Corporation, the Bank of Korea, Korea Development Bank, Korea Finance Corporation and Industrial Bank of Korea) with a total carrying amount of (Won)18,389 billion in our trading and investment securities portfolio. The market value of these securities could decline significantly due to various factors, including future increases in interest rates or a deterioration in the financial and economic condition of any particular issuer or of Korea in general. Any of these factors individually or a combination of these factors would require us to write down the fair value of these debt securities, resulting in impairment losses. Because the secondary market for corporate bonds in Korea is not fully developed, the market value of many of these securities as reflected on our statements of financial position is determined by references to suggested prices posted by Korean rating agencies or the Korea Securities Dealers Association. These valuations, however, may differ significantly from the actual value that we could realize in the event we elect to sell these securities. As a result, we may not be able to realize the full “marked-to-market” value at the time of any such sale of these securities and thus may incur losses.

We may be required to make transfers from our general banking operations to cover shortfalls in our guaranteed trust accounts, which could have an adverse effect on our results of operations.

We manage a number of money trust accounts through Kookmin Bank, our banking subsidiary. Under Korean law, trust account assets of a bank are required to be segregated from the assets of that bank’s general banking operations. Those assets are not available to satisfy the claims of a bank’s depositors or other creditors of its general banking operations. For some of the trust accounts we manage, we have guaranteed either the principal amount of the investor’s investment or the principal and a fixed rate of interest.

If, at any time, the income from our guaranteed trust accounts is not sufficient to pay any guaranteed amount, we will have to cover the shortfall first from the special reserves maintained in these trust accounts, then from our fees from such trust accounts and finally from funds transferred from our general banking operations. As of December 31, 2011, we had (Won)87 billion as special reserves in trust account assets for which we provided guarantees of principal. There was no transfer from general banking operations to cover deficiencies in guaranteed trust accounts in 2010 and 2011. However, we may be required to make transfers from our general banking operations to cover shortfalls, if any, in our guaranteed trust accounts in the future. Such transfers may adversely impact our results of operations.

Our activities are subject to cybersecurity risk.

Our activities have been, and will continue to be, subject to an increasing risk of cyber attacks, the nature of which is continually evolving. Cybersecurity risks include unauthorized access to privileged and sensitive customer information, including passwords and account information of our retail and corporate customers. For example, many of our customers increasingly rely on our Internet banking services for various types of transactions and while such transactions are protected by encryption and other security programs, they are not free from security breaches. We have made substantial investments to build systems and defenses to address threats from cyber attacks and we are not aware of any significant breaches to our systems from such attacks to date. However, we may experience security breaches or unexpected disruptions in connection with our services in the future, which may result in liability to our customers and third parties and have an adverse effect on our business, reputation and results of operations.

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

Interest rates in Korea have been subject to significant fluctuations in recent years. In late 2008 and early 2009, the Bank of Korea reduced its policy rate by a total of 325 basis points to support Korea’s economy amid the global financial crisis, and left such rate unchanged at 2% throughout 2009. In an effort to stem inflation amid improved growth prospects, the Bank of Korea gradually increased its policy rate in 2010 and 2011. All else being equal, an increase in interest rates leads to a decline in the value of our portfolio of debt securities, which generally pay interest based on a fixed rate. A sustained increase in interest rates will also raise our funding costs, while reducing loan demand, especially among consumers. Rising interest rates may therefore require us to re-balance our asset portfolio and our liabilities in order to minimize the risk of potential mismatches and maintain our profitability.

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

We meet a significant amount of our funding requirements through short-term funding sources, which consist primarily of customer deposits. As of December 31, 2011, approximately 95.9% of our deposits had maturities of one year or less or were payable on demand. In the past, a substantial proportion of our customer deposits have been rolled over upon maturity. We cannot guarantee, however, that depositors will continue to roll over their deposits in the future. In the event that a substantial number of our short-term deposit customers withdraw their funds or fail to roll over their deposits as higher-yielding investment opportunities emerge, our liquidity position could be adversely affected. We may also be required to seek more expensive sources of short-term and long-term funding to finance our operations. See “Item 5B. Liquidity and Capital Resources—Financial Condition—Liquidity.”

We may be required to raise additional capital to maintain our capital adequacy ratios, which we may not be able to do on favorable terms or at all.

Under the capital adequacy requirements of the Financial Services Commission, we, as a bank holding company, are required to maintain a minimum consolidated capital adequacy ratio, which is the ratio of equity capital as a percentage of risk-weighted assets on a consolidated basis, of 8.0%. In addition, pursuant to the capital adequacy requirements of the Financial Services Commission, Kookmin Bank, our banking subsidiary, is required to maintain a minimum Tier I capital adequacy ratio of 4.0% and a combined Tier I and Tier II capital adequacy ratio of 8.0%, on a consolidated basis. Tier II capital is included in calculating the combined Tier I and Tier II capital adequacy ratio up to 100% of Tier I capital. As of December 31, 2011, our consolidated capital adequacy ratio was 13.09%, and Kookmin Bank’s Tier I capital adequacy and its combined Tier I and Tier II capital adequacy ratio was 10.30% and 13.55%, respectively, all of which exceeded the minimum levels required by the Financial Services Commission. However, our capital base and capital adequacy ratios may deteriorate in the future if our results of operations or financial condition deteriorates for any reason, including as a result of a deterioration in the asset quality of our retail loans (including credit card balances) and loans to small- and medium-sized enterprises, or if we are not able to deploy our funding into suitably low-risk assets.

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

In December 2009, the Basel Committee on Banking Supervision introduced a new set of measures to supplement Basel II which include, among others, a requirement for higher minimum capital, introduction of a leverage ratio as a supplementary measure to the capital adequacy ratio and flexible capital requirements for different phases of the economic cycle. Additional details regarding such new measures, including an additional capital conservation buffer and countercyclical capital buffer, liquidity coverage ratio and other supplemental measures, were announced by the Group of Governors and Heads of Supervision of the Basel Committee on Banking Supervision in September 2010. After further impact assessment and observation periods, the Basel Committee on Banking Supervision is expected to begin implementing the new set of measures, referred to as Basel III, from 2013. In Korea, Basel III is expected to be implemented in stages from 2013 to 2019. The implementation of Basel III in Korea may have a significant effect on the capital requirements of Korean financial institutions, including us.

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

In the past, the Korean government has also announced policies under which financial institutions in Korea are encouraged to provide financial support to particular sectors. For example, in light of the deteriorating financial condition and liquidity position of small- and medium-sized enterprises in Korea as a result of the global financial crisis commencing in the second half of 2008 and adverse conditions in the Korean economy affecting consumers, the Korean government introduced measures intended to encourage Korean banks to provide financial support to small- and medium-sized enterprise and retail borrowers. See “—Risks relating to our retail credit portfolio—Future changes in market conditions as well as other factors may lead to increases in delinquency levels of our retail loan portfolio.” The Korean government may in the future request financial institutions in Korea, including us, to make investments in or provide other forms of financial support to particular sectors of the Korean economy as a matter of policy, which financial institutions, including us, may decide to accept. We may incur costs or losses as a result of providing such financial support.

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

In particular, since the death of the North Korean ruler Kim Jong-il in December 2011, there has been increased uncertainty with respect to the future of North Korea’s political leadership and concern regarding its implications for political and economic stability in the region. Before his death, Kim Jong-il designated his third son, Kim Jong-eun, as his successor and named him as the vice chairman of the Central Military Commission and a general of the North Korean army. In April 2012, Kim Jong-eun also became the chairman of the National Defense Commission. However, the eventual outcome of such leadership transition remains uncertain. Furthermore, only limited information is available outside of North Korea about Kim Jong-eun, who is reported to be in his late twenties, and it is unclear which individuals or factions, if any, will share political power with Kim Jong-eun or assume the leadership if the transition is not successful. Accordingly, there is significant uncertainty regarding the policies, actions and initiatives that North Korea might pursue in the future.

In recent years, there have also been heightened security concerns stemming from North Korea’s nuclear weapons and long-range missile programs and increased uncertainty regarding North Korea’s actions and possible responses from the international community. North Korea announced in October 2006 that it had successfully conducted a nuclear test, which increased tensions in the region and elicited strong objections worldwide. In May 2009, North Korea announced that it had successfully conducted a second nuclear test. In response, the United Nations Security Council unanimously passed a resolution that condemned North Korea for the nuclear test and decided to expand and tighten sanctions against North Korea. In March 2010, a Korean warship was destroyed by an underwater explosion, killing many of the crewmen on board. The Korean government formally accused North Korea of causing the sinking, while North Korea denied responsibility and threatened retaliation for any attempt to punish it over the incident. In November 2010, North Korea reportedly fired more than one hundred artillery shells that hit Korea’s Yeonpyeong Island near the maritime border between Korea and North Korea on the west coast of Korea, killing two Korean soldiers and two civilians, wounding many others and causing significant property damage. Korea responded by firing artillery shells back and putting the military on its highest level of alert. The Korean government condemned North Korea for the act and vowed stern retaliation should there be further provocation. In April 2012, North Korea attempted to launch a long-range missile, which it characterized as a satellite launch. In response, the United Nations Security Council unanimously issued a presidential statement that condemned North Korea for the attempted launch and decided to further expand and tighten sanctions against North Korea.

North Korea’s economy also faces severe challenges. For example, in November 2009, the North Korean government redenominated its currency at a ratio of 100 to 1 as part of a currency reform undertaken in an attempt to control inflation and reduce income gaps. In tandem with the currency redenomination, the North Korean government banned the use or possession of foreign currency by its residents and closed down privately run markets, which led to severe inflation and food shortages. Such developments may further aggravate social and political tensions within North Korea.

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

In recent years, adverse conditions and volatility in the worldwide financial markets, fluctuations in oil and commodity prices and the general weakness of the U.S. and global economy have contributed to the uncertainty of global economic prospects in general and have adversely affected, and may continue to adversely affect, the Korean economy. See “Other risks relating to our business — Difficult conditions in the global financial markets could adversely affect our results of operations and financial condition.” Since the second half of 2008, the value of the Won relative to major foreign currencies in general and the U.S. dollar in particular has fluctuated widely. See “Item 3A. Selected Financial Data—Exchange Rates.” A depreciation of the Won increases the cost of imported goods and services and the Won revenue needed by Korean companies to service foreign currency-denominated debt. An appreciation of the Won, on the other hand, causes export products of Korean companies to be less competitive by raising their prices in terms of the relevant foreign currency and reduces the Won value of such export sales. Furthermore, as a result of adverse global and Korean economic conditions, there has been significant volatility in the stock prices of Korean companies. The Korea Composite Stock Price Index (known as the “KOSPI”) declined from 1,897.1 on December 31, 2007 to 938.8 on October 24, 2008. While the KOSPI recovered to a significant extent since 2008, there has been significant volatility in the KOSPI commencing in the second half of 2011, particularly following the downgrading by Standard & Poor’s Rating Services of the long-term sovereign credit rating of the United States to “AA+” from “AAA” in August 2011 and in light of the financial difficulties affecting many other governments worldwide, in particular Greece, Spain, Italy and other countries in Europe. There is no guarantee that the stock prices of Korean companies will not decline again in the future. Future declines in the KOSPI and large amounts of sales of Korean securities by foreign investors and subsequent repatriation of the proceeds of such sales may adversely affect the value of the Won, the foreign currency reserves held by financial institutions in Korea, and the ability of Korean companies to raise capital. Any future deterioration of the Korean or global economy could adversely affect our business, financial condition and results of operations.

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

Economic difficulties in Korea or increases in corporate reorganizations and bankruptcies could result in layoffs and higher unemployment. Such developments could lead to social unrest and substantially increase government expenditures for unemployment compensation and other costs for social programs. According to statistics from the Korea National Statistical Office, the unemployment rate was 3.6% in 2009, increased to 3.7% in 2010 but decreased to 3.4% in 2011. Future increases in unemployment and any resulting labor unrest in the future could adversely affect our operations, as well as the operations of many of our customers and their ability to repay their loans, and could adversely affect the financial condition of Korean companies in general, depressing the price of their securities. These developments would likely have an adverse effect on our financial condition and results of operations.

Risks relating to our common stock and ADSs

We or our major stockholders may sell shares of our common stock or ADSs in the future, and these and other sales may adversely affect the market price of our common stock and ADSs and may dilute your investment and relative ownership in us.

In September 2009, we issued 30,000,000 new shares of our common stock (including 2,775,585 new shares in the form of ADSs) at a subscription price of (Won)37,250 per share (and US$29.95 per ADS), pursuant to a rights offering to our existing shareholders. In July 2011, Kookmin Bank, our wholly-owned subsidiary, sold 34,966,962 shares of our common stock in a block sale. We have no current plans for any subsequent public offerings of our common stock, ADSs or securities exchangeable for or convertible into such securities. However, it is possible that we may decide to offer or sell such securities in the future. In addition, our major stockholders, the Korean National Pension Service and ING Bank N.V. held approximately 6.86% and 5.02%, respectively, of our total issued common stock as of December 31, 2011, which they may sell at any time.

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

Under the Financial Holding Company Act, a single stockholder, together with its affiliates, is generally prohibited from owning more than 10.0% of the issued and outstanding shares of voting stock of a bank holding company such as us that controls a nationwide bank, with the exception of certain stockholders that are non-financial business group companies, whose applicable limit is 9.0%. To the extent that the total number of shares of our common stock (including those represented by ADSs) that a holder and its affiliates own together exceeds the applicable limits, that holder will not be entitled to exercise the voting rights for the excess shares, and the Financial Services Commission may order that holder to dispose of the excess shares within a period of up to six months. Non-financial business group companies are required to obtain approval from the Financial Services Commission in order to (i) become the largest shareholder of a bank holding company or (ii) acquire 4% or more of the issued and outstanding shares of voting stock of a bank holding company and participate in the management of such company in the manner prescribed in the Enforcement Decree of the Financial Holding Company Act. If non-financial business group companies hold voting stock of a bank holding company in excess of the foregoing limits as a result of unavoidable circumstances, such as sales by other stockholders’ of their shareholding, such non-financial business group companies are required to obtain approval from the Financial Services Commission to hold the portion of shares that exceeds the limit, dispose of such portion or take measures so that they no longer fall under the definition of “non-financial business group companies” under the Financial Holding Company Act. Non-compliance with such requirement will prohibit non-financial business group companies from exercising their voting rights of the shares that exceed the limit and prompt the issuance of an order by the Financial Services Commission directing such non-financial business group companies to dispose of their shares that exceed the limit. Failure to comply with such an order would result in an administrative fine of up to 0.03% of the carrying amount of such shares per day until the date of disposal. See “Item 4B. Business Overview—Supervision and Regulation—Principal Regulations Applicable to Financial Holding Companies—Restrictions on Ownership of a Financial Holding Company.”

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

Our common stock is listed on the KRX KOSPI Market, which has a smaller market capitalization and is more volatile than the securities markets in the United States and many European countries. The market value of ADSs may fluctuate in response to the fluctuation of the trading price of shares of our common stock on the KRX KOSPI Market. The KRX KOSPI Market has experienced substantial fluctuations in the prices and volumes of sales of listed securities and the KRX KOSPI Market has prescribed a fixed range in which share prices are permitted to move on a daily basis. The KOSPI declined from 1,897.1 on December 31, 2007 to 938.8 on October 24, 2008. The KOSPI was 1,975.4 on April 27, 2012. There is no guarantee that the stock prices of Korean companies will not decline again in the future. Like other securities markets, including those in developed markets, the Korean securities market has experienced problems including market manipulation, insider trading and settlement failures. The recurrence of these or similar problems could have a material adverse effect on the market price and liquidity of the securities of Korean companies, including our common stock and ADSs, in both the domestic and the international markets.

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

In July 1999, H&CB entered into an investment agreement with certain affiliates of the ING Groep N.V., a leading global financial services group. Through ING Insurance International B.V. and ING International Financial Holdings, ING Groep N.V. invested (Won)332 billion to acquire 9,914,777 new common shares of H&CB representing 9.99999% of H&CB’s outstanding common shares. As of December 31, 2011, ING Groep N.V. beneficially owned 5.02% of our issued common stock. For more details regarding our relationship with ING Groep N.V., see “Item 4B. Business Overview—Other Businesses—Bancassurance,” “Item 7B. Related Party Transactions” and “Item 10C. Material Contracts.”

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

The Establishment of KB Financial Group

We were established on September 29, 2008 pursuant to a “comprehensive stock transfer” under Article 360-15 of the Korean Commercial Code, whereby holders of the common stock of Kookmin Bank and certain of its subsidiaries transferred all of their shares to us, a new financial holding company, and in return received shares of our common stock. In the stock transfer, each holder of one share of Kookmin Bank common stock received one share of our common stock, par value (Won)5,000 per share. Holders of Kookmin Bank ADSs and global depositary shares, each of which represented one share of Kookmin Bank common stock, received one of our ADSs for every ADS or global depositary share they owned. In addition, holders of the common stock of KB Investment & Securities Co., Ltd., KB Asset Management Co., Ltd., KB Real Estate Trust Co., Ltd., KB Investment Co., Ltd., KB Futures Co., Ltd., KB Credit Information Co., Ltd., and KB Data Systems Co., Ltd., all of which were Kookmin Bank’s subsidiaries, transferred all of their shares to us and, as consideration for such transferred shares, received shares of our common stock in accordance with the specified stock transfer ratio applicable to each such subsidiary. Following the completion of the stock transfer, Kookmin Bank, KB Investment & Securities Co., Ltd., KB Asset Management Co., Ltd., KB Real Estate Trust Co., Ltd., KB Investment Co., Ltd., KB Futures Co., Ltd., KB Credit Information Co., Ltd., and KB Data Systems Co., Ltd. became our wholly-owned subsidiaries. The stock transfer was accounted for under U.S. GAAP as a transaction between entities under common control and, with respect to the transfer by noncontrolling stockholders of Kookmin Bank’s subsidiaries included in the stock transfer, the acquisition by us of such noncontrolling interests of such subsidiaries was accounted for using the purchase method. Accordingly, the consolidated financial data included in this annual report are, as of dates and for periods prior to the date of the stock transfer, for Kookmin Bank and its subsidiaries, and as of dates and for periods from and after the date of the stock transfer, for us and our subsidiaries, including Kookmin Bank.

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

In connection with the stock transfer, Kookmin Bank common stockholders who opposed the stock transfer were entitled to exercise appraisal rights and require Kookmin Bank to repurchase their shares in the event the stock transfer was completed. The purchase price for shares in respect of which appraisal rights were exercised was set at (Won)63,293 per share. Kookmin Bank repurchased 38,263,249 shares of its common stock as a result of the exercise of appraisal rights by dissenting stockholders. In addition, prior to the stock transfer, Kookmin Bank executed a share buy back program, pursuant to which it repurchased 16,840,000 shares of its common stock. Accordingly, as a result of the transfer by Kookmin Bank of such treasury shares and the shares it held in its subsidiaries to us, Kookmin Bank received 73,607,601 shares of our common stock in the stock transfer, all of which it subsequently sold.

Item 4B.     Business Overview

Business

We are one of the largest financial holding companies in Korea, in terms of consolidated total assets, and our operations include Kookmin Bank, the largest commercial bank in Korea in terms of total assets (including loans). Our subsidiaries collectively engage in a broad range of businesses, including commercial banking, credit cards, asset management, life insurance, capital markets activities and international banking. As of December 31, 2011, we had consolidated total assets of (Won)278 trillion, consolidated total deposits of (Won)190 trillion and consolidated stockholders’ equity of (Won)23 trillion.

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

By their nature, our core consumer and small- and medium-sized enterprise operations place a high premium on customer access and convenience. Our combined banking network of 1,165 branches as of December 31, 2011, one of the most extensive in Korea, provides a solid foundation for our business and is a major source of our competitive strength. This network provides us with a large, stable and cost effective funding source, enables us to provide our customers convenient access and gives us the ability to provide the customer attention and service essential to conducting our business, particularly in an increasingly competitive environment. Our branch network is further enhanced by automated banking machines and fixed-line, mobile telephone and Internet banking. As of December 31, 2011, we had a customer base of approximately 29.3 million retail customers, which represented over one-half of the Korean population.

The following table sets forth the principal components of our lending business as of the dates indicated. As of December 31, 2011 retail loans and credit card loans and receivables accounted for 54.0% of our total loan portfolio:

	As of December 31,
	2010			2011
	(in billions of Won, except percentages)
Retail
Mortgage and home equity (1)	(Won)	71,715	35.7%	(Won)	75,580	35.1%
Other consumer (2)		27,281	13.5		28,275	13.1
Total retail		98,996	49.2		103,855	48.2
Credit card		12,413	6.2		12,421	5.8
Corporate		88,275	43.8		97,239	45.1
Foreign		1,693	0.8		2,040	0.9

Total loans	(Won)	201,377	100.0%	(Won)	215,555	100.0%

(1)	Includes (Won)1,022 billion and (Won)991 billion of overdraft loans secured by real estate in connection with home equity loans as of December 31, 2010 and 2011, respectively.
(2)	Includes (Won)8,603 billion and (Won)8,622 billion of overdraft loans as of December 31, 2010 and 2011, respectively.

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

With respect to large corporate customers, we continue to seek to maintain and expand quality relationships by providing them with an increasing range of fee-related services.

Since the former Kookmin Bank initiated the issuance of domestic credit cards in 1980, we have seen our credit card business grow rapidly in recent years as the nationwide trend towards credit card use accelerated. In March 2011, we effected a horizontal spin-off of the credit card business from Kookmin Bank. As a result, our credit card business is operated by a newly established wholly-owned subsidiary, KB Kookmin Card Co., Ltd. As of December 31, 2011, we had approximately 10.8 million holders of KB Kookmin Card.

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

The key elements of our strategy are as follows:

Providing comprehensive financial services and maximizing synergies among our subsidiaries through our financial holding company structure

We believe the Korean financial services market has been undergoing and will continue to undergo significant change, and that the resulting trend toward consolidation and convergence, as well as the growing presence of foreign financial institutions in the Korean financial market and the expansion of the overseas presence and operations of Korean financial institutions, may provide significantly greater competition for us in the future. In the context of such changes, we plan to become a comprehensive financial services provider capable of offering a full range of products and services to our large existing base of retail and corporate banking customers, as well as a global firm that can effectively compete with leading international financial institutions. To that end, we are continuing to implement specific initiatives including the enhancement of our group-wide integrated customer relationship management system to facilitate the sharing of customer information and the integration of various customer loyalty programs among our subsidiaries.

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

As part of this strategy, we are also focusing on attracting and retaining creditworthy customers by offering more differentiated fee-based products and services that are tailored to meet their specific needs. The development and marketing of our products and services are, in part, driven by customer segmentation to ensure we meet the needs of each customer segment. For instance, we continue to develop hybrid financial products with enhanced features, including various deposit products and investment products, for which consumer demand has increased in recent years. We are also focusing on addressing the needs of our customers by providing the highest-quality products and services and developing an open-architecture strategy, which allows us to sell such products through one of the largest branch networks in Korea. In short, we aim to offer our customers a convenient one-stop financial services destination where they can meet their traditional retail and corporate banking requirements, as well as find a broad array of fee-based products and services tailored to address more specific financial needs, including in investment banking, insurance and wealth management. We believe such differentiated, comprehensive services and cross-selling will not only enhance customer loyalty but also increase profitability.

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

Focusing on expanding and improving credit quality in our corporate lending business and increasing market share in the corporate financial services market

We plan to focus on corporate lending as one of our core businesses through attracting top-tier corporate customers and providing customized and distinctive products and services to build our position as a leading service provider in the Korean corporate financial market. To increase our market share in providing financial services to the corporate market, we intend to:

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

Lending Activities

We offer various loan products that target different segments of the population, with features tailored to each segment’s financial profile and other characteristics. The following table sets forth the balances and the percentage of our total retail lending represented by the categories of our retail loans as of the dates indicated:

	As of December 31,
	2010			2011
	(in billions of Won, except percentages)
Retail:
Mortgage and home equity loans	(Won)	71,715	72.4%	(Won)	75,580	72.8%
Other consumer loans (1)		27,281	27.6		28,275	27.2

Total	(Won)	98,996	100.0%	(Won)	103,855	100.0%

(1)	Excludes credit card loans, but includes overdraft loans.

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

Private sector mortgage and home equity lending in Korea has expanded substantially in recent years. We provide customers with a number of mortgage and home equity loan products that have flexible features, including terms, repayment schedules, amounts and eligibility for loans, and we offer interest rates on a commercial basis. The maximum term of mortgage loans is 35 years and the majority of our mortgage loans have long-term maturities, which may be renewed. Non-amortizing home equity loans have an initial maturity of one year, which may be extended on an annual basis for a maximum of five years. Home equity loans subject to amortization of principal may have a maximum term of up to 35 years. As of December 31, 2011, we had (Won)23,064 billion of amortizing home equity loans, representing 76.7% of our total home equity loans, and (Won)6,996 billion of non-amortizing home equity loans, representing 23.3% of our total home equity loans. Any customer is eligible for a mortgage or an individual home equity loan regardless of whether it participates in one of our housing related savings programs and so long as that customer is not barred by regulation from obtaining a loan because of bad credit history. However, customers with whom we frequently transact business and provide us with significant revenue receive preferential interest rates on loans.

As of December 31, 2011, 74.9% of our mortgage loans were secured by residential property which is the subject of the loan, 11.3% of our mortgage loans were guaranteed by the Housing Finance Credit Guarantee Fund, a government housing-related entity, and the remaining 13.8% of our mortgage loans, contrary to general practices in the United States, were unsecured (although the use of proceeds from these loans are restricted for the purpose of financing home purchases and some of these loans were guaranteed by a third party). One reason that a relatively high percentage of our mortgage loans are unsecured is that we, along with other Korean banks, provide advance loans to borrowers for the down payment of new housing (particularly apartments) that is in the process of being built. Once construction is completed, which may take several years, these mortgage loans become secured by the new housing purchased by these borrowers. For the year ended December 31, 2011, the average initial loan-to-value ratio of our mortgage loans, which is a measure of the amount of loan exposure to the appraised value of the security collateralizing the loan, was approximately 46%. There are three reasons that our loan-to-value ratio is relatively lower (as is the case with other Korean banks) compared to similar ratios in other countries, such as the United States. The first reason is that housing prices are high in Korea relative to average income, so most people cannot afford to borrow an amount equal to the entire value of their collateral and make interest payments on such an amount. The second reason relates to the “jeonsae” system, through which people provide a key money deposit while residing in the property prior to its purchase. At the time of purchase, most people use the key money deposit as part of their payment and borrow the remaining amount from Korean banks, which results in a loan that will be for an amount smaller than the appraised value of the property for collateral and assessment purposes. The third reason is that Korean banks discount the appraised value of the borrower’s property for collateral and assessment purposes so that a portion of the appraised value is reserved in order to provide recourse to a renter who lives at the borrower’s property. This is in the event that the borrower’s property is seized by a creditor, and the renter is no longer able to reside at that property. See “Item 3D. Risk Factors—Other risks relating to our business—A decline in the value of the collateral securing our loans and our inability to realize full collateral value may adversely affect our credit portfolio.” As a result of government initiatives, we have also tightened our mortgage loan guidelines.

The following table sets forth our unsecured and secured mortgage loans and home equity loans as of December 31, 2010 and 2011, based on their loan classification categories under IFRS and our internal guidelines:

	As of December 31, 2010
	Non-impaired								Impaired						Total
	Not past due						Past due
	Outstanding		Good		Below normal				Past due up to 89 days		Past due 90 days to 179 days		Past due 180 days or more
							(In billions of Won)
Mortgage
Secured (1)	(Won)	28,944	(Won)	4,249	(Won)	1,031	(Won)	424	(Won)	87	(Won)	35	(Won)	40	(Won)	34,810
Unsecured		4,309		3,056		536		249		19		102		242		8,513
Home Equity
Secured		23,349		3,827		816		275		67		29		29		28,392
Unsecured		—		—		—		—		—		—		—		—

Total	(Won)	56,602	(Won)	11,132	(Won)	2,383	(Won)	948	(Won)	173	(Won)	166	(Won)	311	(Won)	71,715

	As of December 31, 2011
	Non-impaired								Impaired						Total
	Not past due						Past due
	Outstanding		Good		Below normal				Past due up to 89 days		Past due 90 days to 179 days		Past due 180 days or more
							(In billions of Won)
Mortgage
Secured (1)	(Won)	33,606	(Won)	4,205	(Won)	663	(Won)	650	(Won)	57	(Won)	30	(Won)	40	(Won)	39,251
Unsecured		4,297		1,108		265		188		12		74		325		6,269
Home Equity
Secured		25,420		3,478		623		450		48		20		21		30,060
Unsecured		—		—		—		—		—		—		—		—

Total	(Won)	63,323	(Won)	8,791	(Won)	1,551	(Won)	1,288	(Won)	117	(Won)	124	(Won)	386	(Won)	75,580

(1)	Includes advance loans guaranteed by the Housing Finance Credit Guarantee Fund to borrowers for the down payment of new housing that is in the process of being built.

Our home equity loan portfolio includes loans that are in a second lien position. In addition to the underwriting procedures we perform when we issue home equity loans in general, we perform additional underwriting procedures with respect to home equity loans secured by a second lien to assess and confirm the value and status of any loans secured by security interests on the collateral which would be prior to our security interest under the second lien home equity loan. Under regulations implemented by the Financial Supervisory Service, our home equity loans are subject to maximum loan-to-value ratios (i.e., the ratio of the aggregate principal amount of loans, including first and second lien loans, secured by a particular item of collateral to the appraised value of such collateral) of between 40% and 60%. As such, for home equity loans, we do not lend more than an amount equal to the adjusted collateral value (i.e., the collateral value as discounted by the required loan-to-value ratio) minus the value of any loans secured by security interests on the collateral that are prior to our security interest. Accordingly, in order to ascertain the value of loans secured by security interests on the collateral which would be prior to our security interest and to confirm the status of such loans, we perform additional underwriting procedures including a review of the relevant title and security interest registration documents and bank documents and certificates regarding such loans. In addition, for purposes of calculating debt-to-income ratios applicable to loans secured by certain types of housing under regulations implemented by the Financial Supervisory Service (see “—Supervision and Regulation—Principal Regulations Applicable to Banks—Recent Regulations Relating to Retail Household Loans”), which we apply on a nationwide basis for our home equity loans, we perform additional adjustments in our debt-to-income ratio calculations with respect to second lien home equity loans to account for the value of loans secured by security interests on the collateral that are prior to our security interest.

Following the issuance of a home equity loan, we make use of the Korea Federation of Bank’s database of delinquent borrowers to generally monitor the compliance of our borrowers with their other loan obligations, including the compliance of our second lien borrowers with their first lien loans. If a borrower in Korea is past due on payments of interest or principal for more than three months on any of its outstanding loans to Korean financial institutions (including mortgage, home equity, other consumer and credit card loans), such borrower is registered on the Korea Federation of Banks’ database of delinquent borrowers, which we monitor on a daily basis. The information disclosed by such database, which includes the outstanding loan amount which is past due, the identity of the delinquent borrower and the name of the applicable lending institution for such loan, provides an early warning about such borrower to our loan officers at the branch level, who then closely monitor our outstanding loans to such delinquent borrower and take appropriate preventive and remedial measures (including requiring such borrower to provide additional collateral) as necessary. Upon the occurrence of a default in the first lien position, we treat the second lien home equity loan as part of our potential problem loans or non-performing loans. More specifically, upon learning of the occurrence of a default in the first lien position, we examine our second lien home equity loan to determine whether the loan should be re-classified as “precautionary,” “substandard” or “doubtful” according to the asset classification guidelines of the Financial Services Commission. Assuming that such second lien home equity loan is not delinquent, if the outstanding principal amount of the relevant first lien loan is less than (Won)15 million, we classify the entire amount of the second lien home equity loan as “precautionary” and closely monitor it as a loan that may potentially become problematic. If the outstanding principal amount of the relevant first lien loan is (Won)15 million or above or the borrower is undergoing, or preparing to undergo, foreclosure proceedings with respect to the underlying collateral, we classify the estimated recoverable amount of the second lien home equity loan as “substandard” and the rest of such loan amount as “doubtful.”

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

As of December 31, 2011, our three-month, six-month and twelve-month base rates were 3.55%, 3.62% and 3.63%, respectively.

As of December 31, 2011, 93% of our outstanding mortgage and home equity loans were priced based on a floating rate.

Other Consumer Loans

Other consumer loans are primarily unsecured. However, such loans may be secured by real estate, deposits or securities. As of December 31, 2011, approximately (Won)17,224 billion, or 60.9% of our consumer loans (other than mortgage and home equity loans) were unsecured loans (although some of these loans were guaranteed by a third party). Overdraft loans are also classified as other consumer loans, are primarily unsecured and generally have an initial maturity of one year, which is typically extended automatically on an annual basis and may be extended up to a maximum of five years. The amount of overdraft loans as of December 31, 2011 was approximately (Won)8,622 billion.

In January 2012, we established KB Savings Bank to provide small-loan finance services to retail customers. KB Savings Bank was established in connection with our purchase of the assets of Jeil Savings Bank and assumption of its liabilities pursuant to a purchase and assumption agreement among Jeil Savings Bank, the Korea Deposit Insurance Corporation and us. In connection with such purchase and assumption, we recognized an acquisition of (Won)2,546 billion of assets and an assumption of (Won)2,654 billion of liabilities and also (Won)108 billion of goodwill. Under the purchase and assumption agreement, we have the right to transfer to the Korea Deposit Insurance Corporation a portion of the assets we purchased and related liabilities we assumed, subject to certain conditions, by May 2012. See Note 44 of the notes to our consolidated financial statements included elsewhere in this annual report.

Pricing. The interest rates on our other consumer loans (including overdraft loans) are determined on the same basis as on our mortgage and home equity loans, except that, for unsecured loans, the borrower’s credit score as determined during our loan approval process is also taken into account. See “Item 11. Quantitative and Qualitative Disclosures about Market Risk—Credit Risk Management.”

As of December 31, 2011, 99% of our other consumer loans had interest rates that were not fixed but were variable in reference to our base rate, which is based on the Market Opportunity Rate.

Deposit-taking Activities

Due to our extensive nationwide network of branches, together with our long history of development and our resulting know-how and expertise, as of December 31, 2011, we had the largest number of retail customers and retail deposits among Korean commercial banks. The balance of our deposits from retail customers was (Won)111,484 billion and (Won)119,707 billion as of December 31, 2010 and 2011, respectively, which constituted 62.0% and 62.9%, respectively, of the balance of our total deposits.

We offer many deposit products that target different segments of our retail customer base, with features tailored to each segment’s financial profile, characteristics and needs, including:

•

Demand deposits, which either do not accrue interest or accrue interest at a lower rate than time deposits. Demand deposits allow the customer to deposit and withdraw funds at any time and, if they are interest bearing, accrue interest at a variable rate depending on the amount of deposit. Retail and corporate demand deposits constituted 30.1% of our total deposits as of December 31, 2011 and paid average interest of 0.58% for 2011.

•

Time deposits, which generally require the customer to maintain a deposit for a fixed term, during which the deposit accrues interest at a fixed rate or a variable rate based on the KOSPI, or to deposit specified amounts on an installment basis. If the amount of the deposit is withdrawn prior to the end of the fixed term, the customer will be paid a lower interest rate than that originally offered. The term for time deposits typically ranges from one month to five years, and the term for installment savings deposits ranges from six months to ten years. Retail and corporate time deposits constituted 62.0% of our total deposits as of December 31, 2011 and paid average interest of 3.66% for 2011. Most installment savings deposits offer fixed interest rates.

•

Certificates of deposit, the maturities of which typically range from 30 days to 730 days with a required minimum deposit of (Won)5 million. Interest rates on certificates of deposit are determined based on the length of the deposit and prevailing market rates. Our certificates of deposit are sold at a discount to their face value, reflecting the interest payable on the certificates of deposit.

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

We operate a “priority customer” program called KB Star Club through four of our subsidiaries: Kookmin Bank, KB Investment & Securities, KB Life Insurance and KB Kookmin Card. We select and classify KB Star Club customers based on their transaction history with the four subsidiaries and provide such customers with preferential treatment in various areas, including interest rates and transaction fees, depending upon how they are classified. As of December 31, 2011, we had over 4.7 million KB Star Club customers, representing approximately 16% of our total retail customer base of approximately 29.3 million retail customers. In 2011, on an average balance basis, our KB Star Club customers held approximately 90% of our total retail customer deposits.

In 2002, after significant research and planning, we launched private banking operations at Kookmin Bank’s headquarters. Shortly thereafter, we launched a comprehensive strategy with respect to customers with higher net worth, which included staffing appropriate representatives, marketing aggressively, establishing IT systems, selecting appropriate branch locations and readying such branches with the necessary facilities to service such customers. As of January 31, 2012, we operated 23 private banking centers through Kookmin Bank. We believe that by offering high quality personal wealth management services to these customers, including through our exclusive brand “Gold & Wise”, we can increase our share of the priority customer market, which will increase our profitability and our position in the retail banking market.

The Monetary Policy Committee of the Bank of Korea (the “Monetary Policy Committee”) imposes a reserve requirement on Won currency deposits of commercial banks based generally on the type of deposit instrument. The reserve requirement is currently up to 7%. See “—Supervision and Regulation—Principal Regulations Applicable to Banks—Liquidity.”

The Depositor Protection Act provides for a deposit insurance system where the Korea Deposit Insurance Corporation guarantees to depositors the repayment of their eligible bank deposits. The deposit insurance system insures up to a total of (Won)50 million per depositor per bank. See “—Supervision and Regulation—Principal Regulations Applicable to Banks—Deposit Insurance System.” We pay a premium rate of 0.02% of our average deposits for each quarter and we paid (Won)122 billion for 2011.

Credit Cards

Credit cards are another of our core retail products. We issue most of our credit cards under the “KB Kookmin Card” brand. In March 2011, we effected a horizontal spin-off of the credit card business from Kookmin Bank. As a result, our credit card business is operated by a newly established wholly-owned subsidiary, KB Kookmin Card Co., Ltd.

The following table sets forth certain data relating to our credit card operations, on a non-consolidated basis, as of the dates and for the periods indicated:

	As of and for the Year Ended December 31,
	2010		2011
	(in billions of Won, except number of holders, accounts and percentages)
Number of credit cardholders (at year end) (thousands)
General accounts		10,169		10,364
Corporate accounts		341		407

Total		10,510		10,771

Number of merchants (at year end) (thousands)		2,114		2,265
Active ratio (at year end) (1)		74.0%		77.4%
Credit card fees
Merchant fees (2)	(Won)	1,306	(Won)	1,441
Installment and cash advance fees		629		648
Annual membership fees		51		51
Other fees		519		566

Total	(Won)	2,505	(Won)	2,706

Charge volume (3)
General purchase	(Won)	48,527	(Won)	46,771
Installment purchase		10,790		11,644
Cash advance		12,262		12,220
Card loan (4)		4,535		4,306

Total	(Won)	76,114	(Won)	74,941

Outstanding balance (at year end)
General purchase	(Won)	4,684	(Won)	4,410
Installment purchase		2,581		2,770
Cash advance		2,224		2,276
Card loan (4)		2,926		2,982

Total	(Won)	12,415	(Won)	12,438

Average outstanding balances
General purchase	(Won)	4,512	(Won)	4,569
Installment purchase		2,457		2,579
Cash advance		2,192		2,238
Card loan (4)		2,756		2,996

Total	(Won)	11,917	(Won)	12,382

Delinquency ratios (at year end) (5)
From 1 month to 3 months		0.73		1.00
From 3 months to 6 months		0.11		0.34
Over 6 months		0.18		0.17

Total		1.02%		1.51%

Non-performing loan ratio		0.31%		0.50%
Write-offs (gross)	(Won)	389	(Won)	413
Recoveries (6)		245		204

Net write-offs	(Won)	144	(Won)	209

Gross write-off ratio (7)		3.26%		3.34%
Net write-off ratio (8)		1.21%		1.69%

(1)	The active ratio represents the ratio of accounts used at least once within the last six months to total accounts as of year end.
(2)

Merchant fees consist of maintenance fees and costs associated with prepayment by us (on behalf of customers) of sales proceeds to merchants, processing fees relating to sales and membership applications, costs relating to the management of delinquencies and recoveries, provision for loan losses, general variable expenses and other fixed costs that are charged to our member merchants. We typically charge our member merchants fees that range from 1.5% to 4.5%.

(3)	Represents the aggregate cumulative amount charged during the year.
(4)

Card loans consist of loans that are provided on either a secured or unsecured basis to cardholders upon prior agreement. Payment of principal and interest on such a loan can be due either in one payment or in installments after a fixed period.

(5)

Represents ratio of credit card balances overdue by one month or more to outstanding balance. In line with industry practice, we have restructured a portion of delinquent credit card account balances as loans. As of December 31, 2011, these restructured loans amounted to (Won)28 billion. Because these restructured loans are not treated as being delinquent at the time of conversion or for a period of time thereafter, our delinquency ratios may not fully reflect all delinquent amounts relating to our outstanding balances.

(6)	Does not include proceeds that we received from sales of our non-performing loans that were written off.
(7)

Represents the ratio of gross write-offs for the year to average outstanding balance for the year. Our charge-off policy is generally to write off balances which have been overdue for four payment cycles or more or which have been classified as expected loss.

(8)

Represents the ratio of net write-offs for the year to average outstanding balances for the year. Our charge-off policy is generally to write off balances which have been overdue for four payment cycles or more or which have been classified as expected loss.

In contrast to the system in the United States and many other countries, where most credit cards are revolving cards that allow outstanding amounts to be rolled over from month to month so long as a required minimum percentage is repaid, credit cardholders in Korea are generally required to pay for their purchases within approximately 14 to 44 days of purchase depending on their payment cycle. However, we also offer revolving cards to individuals that allow outstanding amounts to be rolled over to subsequent payment periods. Delinquent accounts (defined as amounts overdue for one day or more) are charged penalty interest and closely monitored. For installment purchases, we charge interest on unpaid installments at rates that vary according to the terms of repayment.

We are committed to continuing to enhance our credit card business by strengthening our risk management and maximizing our operational efficiency. In addition, we believe that our extensive branch network, brand recognition and overall size will enable us to cross-sell products such as credit cards to our existing and new customers.

To promote our credit card business, we offer services targeted to various financial profiles and customer requirements and are concentrating on:

•	strengthening cross-sales to existing customers and offering integrated financial services;

•	offering cards that provide additional benefits such as frequent flyer miles and reward program points that can be redeemed by the customer for complementary services, prizes and cash;

•	offering platinum cards, VVIP cards and other prime members’ cards, which have a higher credit limit and provide additional services in return for a higher fee;

•	acquiring new customers through strategic alliances and cross-marketing with retailers;

•	encouraging increased use of credit cards by existing customers through special offers for frequent users;

•	introducing new features such as revolving credit cards as well as travel services and insurance through alliance partners; and

•	developing fraud detection and security systems to prevent the misuse of credit cards.

As of December 31, 2011, we had approximately 10.8 million cardholders. Of the credit cards outstanding, approximately 77.4% were active, meaning that they had been used at least once during the previous six months.

Our card revenues consist principally of cash advance fees, merchant fees, credit card installment fees, interest income from credit card loans, annual fees paid by cardholders, interest and fees on late payments and, with respect to revolving cards we offer, interest and fees relating to revolving balances. Cardholders are generally required to pay for their purchases within 14 to 44 days after the date of purchase, depending on their payment cycle. Except in the case of installment purchases, accounts which remain unpaid after this period are deemed to be delinquent.

We generate other fees through a processing charge on merchants, which ranges from 1.5% to 4.5%.

Under non-exclusive license agreements with MasterCard International Incorporated and Visa International Service Association, we also issue MasterCard and Visa credit cards.

We also issue debit cards and charge merchants commissions that range from 1.0% to 2.0% of the amounts purchased using a debit card. We also issue “check cards,” which are similar to debit cards except that “check cards” are accepted by all merchants that accept credit cards, and charge merchants commissions that range from 1.0% to 1.9%. Much like debit cards, “check card” purchases are also debited directly from customers’ accounts with us.

Corporate Banking

We lend to and take deposits from small- and medium-sized enterprises and, to a lesser extent, large corporate customers. As of December 31, 2010 and 2011, we had 227,860 and 234,565 small- and medium-sized enterprise borrowers and 993 and 1,210 large corporate borrowers, respectively, for Won-currency loans. For 2010 and 2011, we received fee revenue from cash management services offered to corporate customers, which include “firm-banking” services such as inter-account transfers, transfers of funds from various branches and agencies of a company (such as insurance premium payments) to the account of the headquarters of such company and transfers of funds from various customers of a company to the main account of such company, in the amount of (Won)112 billion and (Won)117 billion, respectively. Of our branch network as of December 31, 2011, we had eight branches that primarily handled large corporate banking.

The following table sets forth the balances and the percentage of our total corporate lending represented by our small- and medium-sized enterprise business loans and our large corporate business loans as of the dates indicated, estimated based on our internal classifications of corporate borrowers:

	As of December 31,
	2010			2011
	(in billions of Won, except percentages)
Corporate:
Small- and medium-sized enterprise loans	(Won)	65,132	73.8%	(Won)	68,730	70.7%
Large corporate loans		23,143	26.2		28,509	29.3

Total	(Won)	88,275	100.0%	(Won)	97,239	100.0%

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

The total amount of deposits from our corporate customers amounted to (Won)61,325 billion as of December 31, 2011, or 32.2% of our total deposits.

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

We use the term “small- and medium-sized enterprises” as defined in the Small and Medium Industry Basic Act and related regulations. Under the Small and Medium Industry Basic Act and related regulations, an enterprise must meet each of the following criteria in order to meet the definition of a small- and medium-sized enterprise: (i) the number of regular employees must be fewer than 1,000, (ii) total assets at the end of the immediately preceding fiscal year must be less than (Won)500 billion, (iii) paid-in capital at the end of the immediately preceding fiscal year must be less than (Won)100 billion, (iv) average annual sales revenue for the most recent three fiscal years must be less than (Won)150 billion, (v) the standards as prescribed by the Presidential Decree that are applicable to the enterprise’s primary business must be met and (vi) the standards of management independence as prescribed by the Presidential Decree must be met. Further, beginning in January 2012, a non-profit enterprise with no more than 300 regular employees and annual sales revenue of less than (Won)30 billion that satisfies the requirements prescribed in the Small and Medium Industry Basic Act may also qualify as a small- and medium-sized enterprise.

Industry-wide delinquency ratios for Won-denominated loans to small- and medium-sized enterprises increased in 2011 and further increased in the first quarter of 2012. Our delinquency ratio for loans to small- and medium-sized enterprises may increase further in the future as a result of, among other things, adverse economic conditions in Korea and globally. See “Item 3D. Risk Factors—Other risks relating to our business— Difficult conditions in the global financial markets could adversely affect our results of operations and financial condition” and “—Risks relating to our small- and medium-sized enterprise loan portfolio—We have significant exposure to small- and medium-sized enterprises, and any financial difficulties experienced by these customers may result in a deterioration of our asset quality and have an adverse impact on us.”

Lending Activities

Our principal loan products for our small- and medium-sized enterprise customers are working capital loans and facilities loans. Working capital loans are provided to finance working capital requirements and include notes discounted and trade financing. Facilities loans are provided to finance the purchase of equipment and the establishment of manufacturing assembly plants. As of December 31, 2011, working capital loans and facilities loans accounted for 67.1% and 32.9%, respectively, of our total small- and medium-sized enterprise loans. December 31, 2011, we had over 234,500 small- and medium-sized enterprise customers on the lending side.

Loans to small- and medium-sized enterprises may be secured by real estate or deposits or may be unsecured. As of December 31, 2011, secured loans and guaranteed loans accounted for, in the aggregate, 75.3% of our small- and medium-sized enterprise loans. Among the secured loans, 92.3% were secured by real estate and 7.7% were secured by deposits or securities. Working capital loans generally have a maturity of one year, but may be extended on an annual basis for an aggregate term of five years. Facilities loans have a maximum maturity of 15 years.

When evaluating the extension of working capital loans, we review the corporate customer’s creditworthiness and capability to generate cash. Furthermore, we take personal guarantees and credit guaranty letters from other financial institutions and use time deposits that the borrower has with us as collateral, and may require additional collateral. We receive fees in relation to certain services provided in connection with a loan extension.

The value of any collateral is defined using a formula that takes into account the appraised value of the property, any prior liens or other claims against the property and an adjustment factor based on a number of considerations including, with respect to property, the value of any nearby property sold in a court-supervised auction during the previous five years. We revalue any collateral on a periodic basis (generally every year) or if a trigger event occurs with respect to the loan in question.

We also offer mortgage loans to home builders or developers who build or sell single- or multi-family housing units, principally apartment buildings. Many of these builders and developers are categorized as small- and medium-sized enterprises. We offer a variety of such mortgage loans, including loans to purchase property or finance the construction of housing units and loans to contractors used for working capital purposes. Such mortgage loans subject us to the risk that the housing units will not be sold. As a result, we review the probability of the sale of the housing unit when evaluating the extension of a loan. We also review the borrower’s creditworthiness and the adequacy of the intended use of proceeds. Furthermore, we take a lien on the land on which the housing unit is to be constructed as collateral. If the collateral is not sufficient to cover the loan, we also take a guarantee from the Housing Finance Credit Guarantee Fund as security.

A substantial number of our small- and medium-sized enterprise customers are SOHOs, which we currently define to include sole proprietorships and individual business interests. With respect to SOHOs, we apply credit risk evaluation models, which not only use quantitative analysis related to a customer’s accounts, personal credit and financial information and due amounts but also require our credit officers to perform a qualitative analysis of each potential SOHO customer. With respect to SOHO loans in excess of (Won)1 billion, our credit risk evaluation model also includes a quantitative analysis of the financial statements of the underlying business. We generally lend to SOHOs on a secured basis, although a small portion of our SOHO exposures are unsecured.

Pricing

We establish the price for our corporate loan products based principally on transaction risk, our cost of funding and market considerations. Transaction risk is measured by such factors as the credit rating assigned to a particular borrower, the size of the borrower and the value and type of collateral. Our loans are priced based on the Market Opportunity Rate system, which is a periodic floating rate system that takes into account the current market interest rate. As of December 31, 2011, the Market Opportunity Rate was 3.55% for three months, 3.62% for six months and 3.63% for one year.

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

Lending Activities

Our principal loan products for our large corporate customers are working capital loans and facilities loans. As of December 31, 2011, working capital loans and facilities loans accounted for 81.2% and 18.8%, respectively, of our total large corporate loans. We also offer mortgage loans to large corporate clients who build or sell single- or multi-family housing units, as described above under “—Small- and Medium-sized Enterprise Banking—Lending Activities.”

As of December 31, 2011, secured loans and guaranteed loans accounted for, in the aggregate, 10.0% of our large corporate loans. Among the secured loans, 73.4% were secured by real estate and 26.6% were secured by deposits or securities. Working capital loans generally have a maturity of one year but are extended on an annual basis for an aggregate term of five years. Facilities loans have a maximum maturity of 15 years.

We evaluate creditworthiness and collateral for our large corporate loans in essentially the same way as we do for small- and medium-sized enterprise loans. See “—Small- and Medium-sized Enterprise Banking—Lending Activities” above.

As of December 31, 2011, in terms of our outstanding loan balance, 36.2% of our large corporate loans was extended to borrowers in the manufacturing industry, 22.5% was extended to borrowers in the service industry, and 18.2% was extended to borrowers in the financial institutions industry.

Pricing

We determine pricing of our large corporate loans in the same way as we determine the pricing of our small- and medium-sized enterprise loans. See “—Small- and Medium-sized Enterprise Banking—Pricing” above. As of December 31, 2011, the Market Opportunity Rate, which is utilized in pricing loans offered by us, was the same for our large corporate loans as for our small- and medium-sized enterprise loans.

Capital Markets Activities and International Banking

Through our capital markets operations, we invest and trade in debt and equity securities and, to a lesser extent, engage in derivatives and asset securitization transactions and make call loans. We also provide investment banking services to corporate customers.

Securities Investment and Trading

We invest in and trade securities for our own account in order to maintain adequate sources of liquidity and to generate interest and dividend income and capital gains. As of December 31, 2010 and 2011, our investment portfolio, which consists primarily of held-to-maturity financial assets and available-for-sale financial assets, and our trading portfolio had a combined total carrying amount of (Won)40,926 billion and (Won)42,650 billion and represented 15.8% and 15.4% of our total assets, respectively.

Our trading and investment portfolios consist primarily of Korean treasury securities and debt securities issued by Korean government agencies, local governments or certain government-invested enterprises and debt securities issued by financial institutions. As of December 31, 2010 and 2011, we held debt securities with a total carrying amount of (Won)36,571 billion and (Won)37,966 billion, respectively, of which:

•	held-to-maturity debt securities accounted for (Won)13,908 billion and (Won)13,055 billion, or 38.0% and 34.4%, respectively;

•	available-for-sale debt securities accounted for (Won)19,126 billion and (Won)19,734 billion, or 52.3% and 52.0%, respectively; and

•	debt securities at fair value through profit or loss accounted for (Won)3,537 billion and (Won)5,177 billion, or 9.7% and 13.6%, respectively.

Of these amounts, debt securities issued by the Korean government and government agencies as of December 31, 2010 and 2011 amounted to:

•	(Won)6,340 billion and (Won)5,436 billion, or 45.6% and 41.6%, respectively, of our held-to-maturity debt securities;

•	(Won)6,741 billion and (Won)5,989 billion, or 35.2% and 30.3%, respectively, of our available-for-sale debt securities; and

•	(Won)743 billion and (Won)1,508 billion, or 21.0% and 29.1%, respectively, of our debt securities at fair value through profit or loss.

From time to time we also purchase equity securities for our securities portfolios. Our equity securities consist primarily of marketable beneficiary certificates and equities listed on the KRX KOSPI Market or the KRX KOSDAQ Market. As of December 31, 2010 and 2011:

•	equity securities in our available-for-sale portfolio had a carrying amount of (Won)3,156 billion and (Won)2,643 billion, or 14.2% and 11.8% of our available-for-sale portfolio, respectively; and

•	equity securities in our trading portfolio had a carrying amount of (Won)461 billion and (Won)546 billion, or 11.5% and 8.6% of our debt and equity trading portfolio, respectively.

Our trading portfolio also includes derivative instruments. See “—Derivatives Trading.”

The following tables show, as of the dates indicated, the gross unrealized gains and losses on available-for-sale and held-to-maturity financial assets within our investment portfolio, and the amortized cost and fair value of the portfolio by type of financial asset:

	As of December 31, 2010
	Amortized Cost		Gross Unrealized Gain		Gross Unrealized Loss		Fair Value
	(in billions of Won)
Available-for-sale financial assets:
Debt securities
Korean treasury securities and government agencies	(Won)	6,649	(Won)	96	(Won)	4	(Won)	6,741
Financial institutions (1)		5,735		29		5		5,759
Corporate (2)		4,501		90		5		4,586
Asset-backed securities		1,822		9		—		1,831
Others		208		1		—		209

Subtotal		18,915		225		14		19,126
Equity securities		2,254		904		2		3,156

Total available-for-sale financial assets	(Won)	21,169	(Won)	1,129	(Won)	16	(Won)	22,282

Held-to-maturity financial assets:
Korean treasury securities and government agencies	(Won)	6,340	(Won)	191	(Won)	4	(Won)	6,527
Financial institutions (3)		1,216		45		—		1,261
Corporate (4)		5,960		200		5		6,155
Asset-backed securities		392		6		1		397

Total held-to-maturity financial assets	(Won)	13,908	(Won)	442	(Won)	10	(Won)	14,340

	As of December 31, 2011
	Amortized Cost		Gross Unrealized Gain		Gross Unrealized Loss		Fair Value
	(in billions of Won)
Available-for-sale financial assets:
Debt securities
Korean treasury securities and government agencies	(Won)	5,928	(Won)	62	(Won)	1	(Won)	5,989
Financial institutions (1)		6,413		20		1		6,432
Corporate (2)		5,277		99		1		5,375
Asset-backed securities		1,762		1		6		1,757
Others		180		1		—		181

Subtotal		19,560		183		9		19,734
Equity securities		2,193		616		166		2,643

Total available-for-sale financial assets	(Won)	21,753	(Won)	799	(Won)	175	(Won)	22,377

Held-to-maturity financial assets:
Korean treasury securities and government agencies	(Won)	5,436	(Won)	240	(Won)	—	(Won)	5,676
Financial institutions (3)		1,125		30		—		1,155
Corporate (4)		6,155		235		—		6,390
Asset-backed securities		339		2		—		341

Total held-to-maturity financial assets	(Won)	13,055	(Won)	507	(Won)	—	(Won)	13,562

(1)

Includes debt securities issued by the Bank of Korea, Korea Development Bank, Korea Finance Corporation and Industrial Bank of Korea in the aggregate amount of (Won)3,206 billion as of December 31, 2010 and (Won)3,601 billion as of December 31, 2011. These financial institutions are controlled by the Korean government.

(2)

Includes debt securities issued by Korea Electric Power Corporation, which is controlled by the Korean government, in the amount of (Won)383 billion as of December 31, 2010 and (Won)344 billion as of December 31, 2011.

(3)

Includes debt securities issued by the Bank of Korea, Korea Development Bank, Korea Finance Corporation and Industrial Bank of Korea in the aggregate amount of (Won)465 billion as of December 31, 2010 and (Won)405 billion as of December 31, 2011. These financial institutions are controlled by the Korean government.

(4)

Includes debt securities issued by Korea Electric Power Corporation, which is controlled by the Korean government, in the amount of (Won)463 billion as of December 31, 2010 and (Won)483 billion as of December 31, 2011.

Derivatives Trading

Until the full-scale launch of our derivatives operations in mid-1999, we had been engaged in limited volumes of derivatives trading, mostly on behalf of our customers. Since then, our trading volume significantly increased to (Won)163,959 billion in 2010 and to (Won)174,358 billion in 2011. Our net trading revenue from derivatives for the year ended December 31, 2010 and 2011 was (Won)570 billion and (Won)906 billion, respectively.

We provide and trade a range of derivatives products, including:

•	Won interest rate swaps, relating to Won interest rate risks;

•	cross-currency swaps, forwards and options relating to foreign exchange risks; and

•	stock price index options linked to the KOSPI index.

Our derivatives operations focus on addressing the needs of our corporate clients to hedge their risk exposure and the need to hedge our risk exposure that results from such client contracts. We also engage in derivatives trading activities to hedge the interest rate and foreign currency risk exposures that arise from our own assets and liabilities. In addition, we engage in proprietary trading of derivatives within our regulated open position limits.

The following shows the estimated fair value of our derivatives as of December 31, 2010 and 2011:

	As of December 31,
	2010				2011
	Estimated Fair Value Assets		Estimated Fair Value Liabilities		Estimated Fair Value Assets		Estimated Fair Value Liabilities
	(in billions of Won)
Foreign exchange derivatives (1)	(Won)	1,821	(Won)	1,330	(Won)	1,450	(Won)	1,087
Interest rate derivatives (1)		726		735		796		737
Equity derivatives		43		143		200		220
Credit derivatives		2		—		—		—
Commodity derivatives		—		—		1		—
Others (1)		3		28		2		15

Total	(Won)	2,595	(Won)	2,236	(Won)	2,449	(Won)	2,059

(1)	Includes those for trading purposes and hedging purposes.

The following table shows certain information related to our derivatives designated at fair value hedges for the years ended December 31, 2010 and 2011:

	Year Ended December 31,
	2010						2011
	Derivatives		Hedged Items		Hedge Ineffectiveness		Derivatives		Hedged Items		Hedge Ineffectiveness
	(in billions of Won)
Foreign exchange derivatives	(Won)	(26)	(Won)	28	(Won)	2	(Won)	67	(Won)	(48)	(Won)	19
Interest rate derivatives		121		(107)		14		23		(19)		4
Other derivatives		8		(8)		—		19		(18)		1

Total	(Won)	103	(Won)	(87)	(Won)	16	(Won)	109	(Won)	(85)	(Won)	24

The following table shows certain information related to our derivatives designated at cash flow hedges for the years ended December 31, 2010 and 2011:

	Year Ended December 31,
	2010						2011
	Derivatives		Effective Portion		Ineffective Portion		Derivatives		Effective Portion		Ineffective Portion
	(in billions of Won)
Foreign exchange derivatives	(Won)	—	(Won)	—	(Won)	—	(Won)	23	(Won)	23	(Won)	—
Interest rate derivatives		—		—		—		(1)		(1)		—

Total	(Won)	—	(Won)	—	(Won)	—	(Won)	22	(Won)	22	(Won)	—

Asset Securitization Transactions

We are active in the Korean asset-backed securities market. Based on our diverse experience with respect to product development and management capabilities relating to asset securitization, we offer customers a wide range of financial products and participate in various asset securitization transactions, including through our subsidiary KB Investment & Securities, to reinforce our position as a leading financial services provider with respect to the asset securitization market. We were involved in asset securitization transactions with an initial aggregate issue amount of (Won)1,858 billion in 2010 and (Won)1,380 billion in 2011, all of which were public offerings of asset-backed securities. Most of these securities were sold to institutional investors through Korean securities houses.

Call Loans

We make call loans and borrow call money in the short-term money market. Call loans are defined as short-term lending among banks and financial institutions either in Won or in foreign currencies with maturities of 90 days or less. Typically, call loans have maturities of one day. As of December 31, 2011, we had made call loans of (Won)3,682 billion and borrowed call money of (Won)1,141 billion, compared to (Won)921 billion and (Won)605 billion, respectively, as of December 31, 2010.

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

In 2011, we generated investment banking revenue of (Won)578 billion, consisting of (Won)49 billion of interest income and (Won)529 billion of fee income.

In March 2008, we acquired 95.8% of the issued and outstanding common stock of Hannuri Investment & Securities Co., Ltd. for (Won)266.3 billion, which was renamed KB Investment & Securities Co., Ltd. and became our subsidiary. We believe that the acquisition of KB Investment & Securities has provided us with opportunities to leverage our existing base of small- and medium-sized enterprise and large corporate customers to cross-sell investment banking services, particularly under our financial holding company structure, and we are continuing our efforts to increase our fee income and diversify our investment banking operations by utilizing such opportunities.

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

The table below sets forth certain information regarding our foreign currency assets and borrowings:

	As of December 31,
	2010		2011
	(in millions of US$)
Total foreign currency assets	US$	13,185	US$	16,539
Foreign currency borrowings:
Debts		5,874		8,307
Debentures		3,439		3,409

Total borrowings	US$	9,313	US$	11,716

The table below sets forth our overseas subsidiaries, branches and representative office currently in operation as of December 31, 2011:

Business Unit (1)	Location
Subsidiaries
Kookmin Bank Hong Kong Ltd.	Hong Kong
Kookmin Bank International Ltd.	United Kingdom
Kookmin Bank Cambodia PLC	Cambodia
Branches
Kookmin Bank, Tokyo Branch	Japan
Kookmin Bank, Auckland Branch	New Zealand
Kookmin Bank, New York Branch	United States
Kookmin Bank, Harbin Branch	China
Kookmin Bank, Guangzhou Branch	China
Kookmin Bank, Suzhou Branch	China
Kookmin Bank, Ho Chi Minh Branch	Vietnam
Representative Office
Kookmin Bank, Hanoi Representative Office	Vietnam

(1)	Does not include subsidiaries and branches in liquidation or dissolution.

Our overseas branches and subsidiaries principally provide Korean companies and nationals in overseas markets with trade financing, local currency funding and foreign exchange services, in conjunction with the operations of our headquarters.

In March 2008, we entered into agreements to acquire shares of JSC Bank CenterCredit, a Kazakhstan bank, and acquired an initial equity stake of 29,972,840 common shares (equal to 23.0% of the then-outstanding voting shares) for approximately (Won)528 billion in August 2008. Pursuant to the terms of such agreements, we acquired an aggregate of 14,163,836 additional common shares of JSC Bank CenterCredit in November and December 2008. In addition, in September 2009, we entered into agreements with International Finance Corporation and certain shareholders of JSC Bank CenterCredit pursuant to which we acquired 3,886,574 additional common shares and 36,561,465 non-voting convertible preferred shares of JSC Bank CenterCredit in January and February 2010. As of December 31, 2011, we held 29.6% of the outstanding common shares of JSC Bank CenterCredit. Our investment in JSC Bank CenterCredit is accounted for under the equity method from the initial acquisition date and we applied the purchase method to account for each acquisition.

In May 2009, we acquired 132,600 common shares of Khmer Union Bank, a Cambodian bank, for approximately (Won)10 billion. As a result, we acquired 51% of the voting rights in Khmer Union Bank, which was renamed Kookmin Bank Cambodia PLC. In December 2010, we acquired an additional 37,602 common shares of Kookmin Bank Cambodia PLC. As of December 31, 2011, we held 53.2% of the outstanding common shares of Kookmin Bank Cambodia PLC. We applied the purchase method to account for the initial acquisition of Kookmin Bank Cambodia PLC in May 2009. The subsequent acquisition in December 2010 was accounted for as an equity transaction.

Trustee and Custodian Services Relating to Investment Trusts and Other Functions

We act as a trustee for 58 financial investment companies with a collective investment license, which invest in investment assets using funds raised by the sale of beneficiary certificates of investment trusts to investors. We also act as custodian for 125 financial institutions and as fund administrator for 62 financial institutions with respect to various investments, as well as acting as settlement agent in connection with such services. We receive a fee for acting in these capacities and generally perform the following functions:

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

For the year ended December 31, 2011, our fee income from our trustee and custodian services was (Won)24 billion and revenue collected as a result of administration of the underlying investments was (Won)5 billion.

Other Businesses

Trust Account Management Services

Money Trust Management Services

We provide trust account management services for unspecified money trusts, which are trusts the assets of which we generally have broad discretion in investing. We receive fees for our trust account management services consisting of basic fees that are based upon a percentage of the net asset value of the assets under management and, for certain types of trust account operations, performance fees that are based upon the performance of the trust account operations. In 2011, our basic fees ranged from 0.1% to 2.0% of total assets under management depending on the type of trust account. We also charge performance fees with respect to certain types of trust account products. We receive penalty payments when customers terminate their trust accounts prior to the original contract maturity.

We currently provide trust account management services for 20 types of money trusts. The money trusts we manage are generally trusts with a fixed maturity. Approximately 10% of our money trusts also provide periodic payments of dividends which are added to the assets held in such trusts and not distributed.

Under Korean law, the assets of our trust accounts are segregated from our banking account assets and are not available to satisfy the claims of any of our potential creditors. We are, however, permitted to deposit surplus funds generated by trust assets into our banking accounts.

As of December 31, 2011, the total balance of our money trusts was (Won)18,196 billion (as calculated in accordance with Statement of Korea Accounting Standard No. 5004, Trust Accounts, and the Enforcement Regulations of Financial Investment Services under the Financial Investment Services and Capital Markets Act, which we refer to as an “SKAS basis”). As for unspecified money trust accounts, we have investment discretion over all money trusts, which are pooled and managed jointly for each type of trust account. Specified money trust accounts are established on behalf of individual customers who direct our investment of trust assets.

The following table shows the balances of our money trusts by type as of the dates indicated. Under IFRS, we consolidate trust accounts for which we guarantee both the repayment of the principal amount and a fixed rate of interest, while we do not consolidate those trust accounts for which we guarantee only the repayment of the principal amount.

	As of December 31,
	2010		2011
	(in billions of Won)
Principal and interest guaranteed trusts (1)	(Won)	0.2	(Won)	0.2
Principal guaranteed trusts (1)		2,954		2,892
Performance trusts (1)(2)		10,571		15,304

Total	(Won)	13,525	(Won)	18,196

(1)	Calculated on an SKAS basis.
(2)	Trusts which are primarily non-guaranteed.

The balance of our money trusts increased 34.5% between December 31, 2010 and December 31, 2011. As of December 31, 2011, the trust assets we managed consisted principally of securities investments and loans from the trust accounts. As of December 31, 2011, on an SKAS basis, our trust accounts had invested in securities in the aggregate amount of (Won)11,123 billion, of which (Won)9,554 billion was debt securities and derivative-linked securities. Securities investments consist of government-related debt securities, corporate debt securities, including bonds and commercial paper, equity securities, derivative-linked securities and other securities. Loans made by our trust account operations are similar in type to the loans made by our bank account operations. As of December 31, 2011, on an SKAS basis, our trust accounts had made loans in the principal amount of (Won)216 billion (excluding loans from the trust accounts to our banking accounts of (Won)870 billion), which accounted for 1.1% of our money trust assets. Loans by our money trusts are subject to the same credit approval process as loans from our banking accounts. As of December 31, 2011, substantially all loans from our money trust accounts were collateralized or guaranteed.

Our money trust accounts also invest, to a lesser extent, in equity securities, including beneficiary certificates issued by financial investment companies with a collective investment license. On an SKAS basis, as of December 31, 2011, equity securities in our money trust accounts amounted to (Won)1,569 billion, which accounted for 8.4% of our total money trust assets. Of this amount, (Won)1,530 billion was from specified money trusts and (Won)39 billion was from unspecified money trusts.

We continue to offer pension-type money trusts that provide a guarantee of the principal amount of the investment. On an SKAS basis, as of December 31, 2011, the balance of the money trusts for which we guaranteed the principal was (Won)2,892 billion.

If the income from a money trust for which we provide a guarantee is less than the amount of the payments we have guaranteed, we will need to pay the amount of the shortfall with funds from special reserves maintained with respect to trust accounts followed by basic fees from that money trust and funds from our general banking operations. In 2010 and 2011, we made no payment from our banking accounts to cover shortfalls in our guaranteed trusts. On an SKAS basis, we derived trust fees with regard to trust account management services (including those fees related to property trust management services) of (Won)103 billion in 2010 and (Won)122 billion in 2011.

Property Trust Management Services

We also offer property trust management services, where we manage non-cash assets in return for a fee. Non-cash assets include mostly securities, but can also include other liquid receivables and real estate. Under these arrangements, we render custodial services for the property in question and collect fee income in return.

In 2011, our property trust fees ranged from 0.001% to 0.3% of total assets under management depending on the type of trust accounts. On an SKAS basis, as of December 31, 2011, the aggregate balance of our property trusts decreased to (Won)1,292 billion, compared to (Won)2,646 billion as of December 31, 2010.

Under IFRS, the property trusts are not consolidated within our financial statements.

Investment Trust Management

Through KB Asset Management, we offer investment trust products to customers and manage the funds invested by them in investment trusts. In September 2008, in connection with the “comprehensive stock transfer” under Korean law pursuant to which we were established, ING Insurance International B.V., which previously held a 20% equity interest in KB Asset Management, transferred all of its shares of KB Asset Management common stock to us and in return received shares of our common stock. Following such stock transfer, KB Asset Management became our wholly-owned subsidiary. As of December 31, 2011, KB Asset Management had (Won)20,736 billion of assets under management.

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

In February 2008, the Ministry of Land, Transport and Maritime Affairs (formerly the Ministry of Construction and Transportation) designated several financial institutions to manage the National Housing Fund, but we chose not to participate in the bidding process due to the low fees involved. As a result, we are no longer a designated manager of the National Housing Fund and currently only manage pre-existing Fund accounts. In return for managing such pre-existing Fund accounts, we receive quarterly fund management fees, calculated based on activity levels for the relevant quarter. In 2011, we received total fees of (Won)172 billion for managing the National Housing Fund (of which (Won)137 billion related to accrued but previously unpaid fees for the period from January 2007 to June 2010), compared to (Won)42 billion in 2010.

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

Currently, our bancassurance business has alliances with 16 life insurance companies (including our subsidiary, KB Life Insurance) and nine non-life insurance companies and offers 61 different products through our branch network. These products are composed of 39 types of life insurance policies such as annuities, savings insurance and variable life insurance, and 22 types of non-life insurance products. In 2011, our commission income from our bancassurance business amounted to (Won)163 billion.

Distribution Channels

Banking Branch Network

As of December 31, 2011, Kookmin Bank operated a network of 1,165 branches and sub-branches in Korea, which was one of the largest branch networks among Korean commercial banks. An extensive branch network is important to attracting and maintaining retail customers, who use branches extensively and value convenience. We believe that our extensive branch network in Korea and retail customer base provide us with a source of stable and relatively low cost funding. Approximately 37% of our branches and sub-branches are located in Seoul, and approximately 24% of our branches are located in the six next largest cities. The following table presents the geographical distribution of our branch network in Korea as of December 31, 2011:

Area	Number of Branches	Percentage
Seoul	436	37.4%
Six largest cities (other than Seoul)	274	23.5
Other	455	39.1

Total	1,165	100.0%

In addition, we have continued to implement the specialization of our branch functions. Of our branch network as of December 31, 2011, we had eight branches that primarily handled large corporate banking.

In order to support our branch network, we have established an extensive network of ATMs, which are located in branches and in unmanned outlets known as “autobanks.” As of December 31, 2011, we had 9,513 ATMs.

We have actively promoted the use of these distribution outlets in order to provide convenient service to customers, as well as to maximize the marketing and sales functions at the branch level, reduce employee costs and improve profitability. The following table sets forth information, for the periods indicated, regarding the number of transactions and the fee revenue of our ATMs:

	For the Year Ended December 31,
	2010		2011
Number of transactions (millions)		611		688
Fee revenue (in billions of Won)	(Won)	76	(Won)	74

Other Distribution Channels

The following table sets forth information, for the periods indicated, on the number of users and transactions and the fee revenue of the other distribution channels for our retail and corporate banking customers, which are discussed below:

	For the Year Ended December 31,
	2010		2011
Internet banking:
Number of users (1)		10,924,849		12,262,689
Number of transaction (thousands)		3,061,468		3,517,163
Fee revenue (in millions of Won)	(Won)	23,287	(Won)	27,715
Phone banking:
Number of users (2)		4,353,808		4,607,803
Number of transaction (thousands)		299,163		250,265
Fee revenue (in millions of Won)	(Won)	11,605	(Won)	12,284

(1)	Number of users is defined as the total cumulative number of persons who have registered through our branch offices to use our Internet banking services.
(2)	Number of users is defined as the total cumulative number of persons who have registered through our branch offices to use our phone banking services.

Internet Banking

Our goal is to consolidate our position as a market leader in on-line banking. Our Internet banking services currently include:

•	basic banking services, including fund transfers, balance and transaction inquiries, credit card transaction inquiries, pre-set automatic transfers, product inquiries and on-line bill payments;

•	processing of loan applications, which allows us to quickly process and approve on-line loan applications; and

•	electronic certification services, which permit our Internet banking service users to authenticate transactions on a confidential basis through digital signatures.
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

Mobile Banking

Mobile banking services allow customers to use mobile phones and devices to make inter-account transfers and balance and other transaction inquiries. There are currently three mobile phone service providers in Korea, SK Telecom, KT and LG U+, and we provide our services in association with all three. Our mobile banking services currently include:

•	basic banking services, including fund transfers and balance and transaction inquiries; and

•	mobile stock trading, through which mobile banking customers can use their mobile phone to trade stocks.

Other Channels

We provide cash management services, which include automatic transfers, connection services to other financial institutions, real-time firm banking, automatic fund concentration and transmittal of trading information. We have continued to develop our firm banking services and, as of December 31, 2011, we provided cash management services to over 1,650 large corporations and small- and medium-sized enterprises.

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

In addition, the Korean financial industry is undergoing significant consolidation. A number of significant mergers and acquisitions in the industry have taken place in Korea during the last five years, including the establishment of financial holding companies, which have reduced the number of nationwide commercial banks in Korea from 16 as of December 31, 1997, to seven banks and six financial holding companies as of December 31, 2011. Furthermore, a number of significant mergers and acquisitions in the industry have taken place in Korea over the past decade, including the acquisition of Koram Bank by an affiliate of Citibank in 2004, Standard Chartered Bank’s acquisition of Korea First Bank in April 2005, Chohung Bank’s merger with Shinhan Bank in April 2006 and Hana Financial Group’s acquisition of a controlling interest in Korea Exchange Bank in February 2012. We expect that consolidation in the financial industry will continue. In particular, the Korean government has announced that it plans to privatize the Korea Development Bank and to dispose of or reduce its controlling interest in Woori Finance Holdings Co., Ltd. (the financial holding company of Woori Bank). Other financial institutions may seek to acquire or merge with such entities, and the financial institutions resulting from this consolidation may, by virtue of their increased size and business scope, provide significantly greater competition for us. We intend to review potential acquisition opportunities as they arise. We cannot guarantee that we will not be involved in any future mergers or acquisitions.

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

Our mainframe-based banking and credit card IT systems are designed to ensure continuity of services even where there is a failure of the host data center due to a natural disaster or other accidents by utilizing backup systems in disaster recovery data centers. In addition, through the implementation of Parallel Sysplex, a “multi-CPU system,” our bank and credit card systems are designed and operated to be able to process transactions without material interruption in the event of CPU failure. In 2010, we launched a next-generation banking and credit card IT system that is designed to ensure greater reliability in financial transactions and allow more efficient development of new financial products. We also launched a new disaster recovery system to ensure continuity of operations. In addition, we implemented new technologies, including Multi Channel Integration and Enterprise Application Integration systems, to standardize our IT system and better manage IT system operational risk.

In 2011, we launched a mobile weblink to provide online banking services for smartphone users. In addition, we implemented virtual storage technology for our server systems to achieve a more flexible and cost-effective information storage capability.

The integrity of our IT systems, and their ability to withstand potential catastrophic events (such as natural calamities and internal system failures), are crucial to our continuing operations. We currently test our disaster recovery systems on a quarterly basis. For additional information, see “Item 11. Quantitative and Qualitative Disclosures about Market Risk—Operational Risk Management.”

In 2011, we spent approximately (Won)399 billion for our IT systems, including expenses related to the construction of new IT systems, implementation of hardware and software technologies and other new systems. As of December 31, 2011, we employed a total of approximately 774 full-time employees in our IT operations.

Assets and Liabilities

The tables below set out selected financial highlights regarding our banking operations and individual assets and liabilities. Except as otherwise indicated, (i) amounts as of and for the years ended December 31, 2010 and

2011 are presented on a consolidated basis under IFRS, and (ii) amounts as of and for the years ended December 31, 2007, 2008 and 2009 are presented on a consolidated basis under U.S. GAAP and are not comparable to information prepared in accordance with IFRS.

Loan Portfolio

As of December 31, 2011, our total loan portfolio was (Won)215,555 billion compared to (Won)201,377 billion at December 31, 2010. As of December 31, 2011, 93.2% of our total loans were Won-denominated loans.

Loan Types

The following table presents loans by type as of the dates indicated under IFRS. Except where we specify otherwise, all loan amounts stated below are before deduction of allowances for loan losses. Total loans reflect our loan portfolio, including past due amounts.

	As of December 31,
	2010		2011
	(in billions of Won)
Domestic:
Corporate
Small- and medium-sized enterprise	(Won)	65,132	(Won)	68,730
Large corporate (1)		23,143		28,509
Retail
Mortgage and home equity		71,715		75,580
Other consumer		27,281		28,275
Credit cards		12,413		12,421

Total domestic		199,684		213,515
Foreign:		1,693		2,040

Total gross loans	(Won)	201,377	(Won)	215,555

(1)

Large corporate loans include (Won)53 billion and (Won)35 billion of loans to the Korean government and government related agencies (including the Korea Deposit Insurance Corporation) as of December 31, 2010 and 2011, respectively.

The following table presents loans by type as of the dates indicated under U.S. GAAP. Except where we specify otherwise, all loan amounts stated below are before deduction of allowances for loan losses. Total loans reflect our loan portfolio, including past due amounts.

	As of December 31,
	2007		2008		2009
	(in billions of Won)
Domestic:
Corporate
Commercial and industrial (1)	(Won)	60,945	(Won)	75,140	(Won)	74,611
Construction		8,843		10,052		8,097
Other corporate		1,797		2,951		2,178
Retail
Mortgage and home equity		65,819		69,924		70,678
Other consumer		23,020		27,592		26,949
Credit cards		10,429		11,523		11,368

Total domestic		170,853		197,182		193,881
Foreign:		1,336		2,455		2,344

Total gross loans	(Won)	172,189	(Won)	199,637	(Won)	196,225

(1)

Commercial and industrial loans include (Won)314 billion, (Won)19 billion and (Won)29 billion of loans to the Korean government and government related agencies (including the Korea Deposit Insurance Corporation) as of December 31, 2007, 2008 and 2009, respectively.

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

20 Largest Exposures by Borrower

As of December 31, 2011, our 20 largest exposures totaled (Won)13,059 billion and accounted for 4.9% of our total exposures. The following table sets forth, as of December 31, 2011, our total exposures to these top 20 borrowers or issuers:

	Loans								Guarantees and Acceptances				Amounts Classified As Impaired Loans
Company (1)	Won Currency		Foreign Currency		Equity Securities		Debt Securities				Total Exposures
	(in billions of Won)
Hyundai Heavy Industries	(Won)	—	(Won)	82	(Won)	2	(Won)	10	(Won)	1,679	(Won)	1,773	(Won)	—
Samsung Heavy Industries		100		—		—		—		1,347		1,447		—
Hyundai Steel Company		381		373		—		51		58		863		—
POSCO		—		21		613		155		—		789		—
Woori Bank		70		145		—		499		—		714		—
GS-Caltex Corporation		—		468		—		110		108		686		—
LG Electronics		533		11		2		138		—		684		—
Daewoo International Corporation		—		302		—		20		260		582		—
SPP Shipbuilding		75		—		—		—		471		546		—
Shinhan Bank		—		17		—		520		—		537		—
Shinhan Financial Group		—		—		—		532		—		532		—
Daewoo Shipbuilding & Marine Engineering		—		82		—		—		423		505		—
Korea Exchange Bank		—		306		3		168		—		477		—
Bank of China		—		450		—		—		—		450		—
Hyundai Capital Services		390		—		—		57		—		447		—
Hyundai Motors		—		440		5		—		—		445		—
SK Networks		265		97		—		—		73		435		—
Korea Securities Corporation		—		300		18		90		—		408		—
LS-Nikko Copper		—		174		—		—		200		374		—
Bank Center Credit		—		—		365		—		—		365		—

Total	(Won)	1,814	(Won)	3,268	(Won)	1,008	(Won)	2,350	(Won)	4,619	(Won)	13,059	(Won)	—

(1)

Excludes exposures to government-owned or -controlled enterprises or financial institutions, including Bank of Korea, Korea Housing Finance Corporation, Korea Land & Housing Corporation, Korea Deposit Insurance Corporation and Korea Development Bank.

As of December 31, 2011, 13 of these top 20 borrowers or issuers were companies belonging to the 37 largest chaebols in Korea designated as such by the Financial Supervisory Service based on their outstanding exposures.

Exposure to Chaebols

As of December 31, 2011, 8.5% of our total exposure was to the 37 largest chaebols in Korea designated as such by the Financial Supervisory Service based on their outstanding exposures. The following table shows, as of December 31, 2011, our total exposures to the ten chaebol groups to which we have the largest exposure:

	Loans				Equity Securities(1)		Debt Securities		Guarantees and Acceptances		Total Exposures		Amounts Classified as Impaired Loans
Chaebol	Won Currency		Foreign Currency
	(in billions of Won)
Samsung (1)	(Won)	618	(Won)	417	(Won)	106	(Won)	296	(Won)	1,592	(Won)	3,029	(Won)	—
Hyundai Motors (2)		964		1,388		6		108		340		2,806		—
Hyundai Heavy Industries (3)		—		235		104		20		1,917		2,276		—
LG (4)		1,144		443		9		270		50		1,916		—
SK (5)		430		438		243		173		285		1,569		—
POSCO (6)		99		344		613		214		262		1,532		—
GS (7)		106		520		—		58		329		1,013		—
Lotte (8)		327		59		—		361		138		885		—
Hanhwa (9)		624		48		103		26		17		818		—
LS (10)		33		258		—		141		351		783		—

Total	(Won)	4,345	(Won)	4,150	(Won)	1,184	(Won)	1,667	(Won)	5,281	(Won)	16,627	(Won)	—

(1)	Includes principally Samsung Heavy Industries, Samsung Electronics and Samsung Electro-Mechanics.
(2)	Includes principally Hyundai Steel Company, Hyundai Motor Company and Hyundai Capital Services.
(3)	Includes principally Hyundai Heavy Industries, Hyundai Oil Refinery and Hyundai Mipo Dockyard.
(4)	Includes principally LG Electronics, LG Display and LG Innotek.
(5)	Includes principally SK Networks Company, SK Energy and SK Engineering & Construction.
(6)	Includes principally POSCO, Daewoo International Corporation and POSCO Power Corporation.
(7)	Includes principally GS Caltex Corporation, GS Engineering & Construction Corporation and GS Global Corporation.
(8)	Includes principally Lotte Card, Lotte Engineering & Construction and Lotte Trading.
(9)	Includes principally Hanwha Engineering & Construction Corporation, Hanwha Corporation and Hanwha Galleria.
(10)	Includes principally LS-Nikko Copper, E1 Company and LS Cable.

Loan Concentration by Industry

The following table shows the aggregate balance of our domestic and foreign corporate loans, by industry concentration, as of December 31, 2011:

Industry	Aggregate Loan Balance		Percentage of Total Loan Balance
	(in billions of Won)
Financial institutions	(Won)	5,839	5.9%
Manufacturing		31,763	32.0
Service		36,306	36.6
Public sector		311	0.3
Others		24,989	25.2

Total	(Won)	99,208	100.0%

Maturity Analysis

We typically roll over our working capital loans and consumer loans (other than those payable in installments) after we conduct our normal loan review in accordance with our loan review procedures. Working capital loans may be extended on an annual basis for an aggregate term of five years and consumer loans may generally be extended for another term of up to 12 months for an aggregate term of 10 years.

The following table sets out the scheduled maturities (time remaining until maturity) of our loan portfolio as of December 31, 2011. The amounts disclosed are before deduction of allowances for loan losses:

	1 Year or Less		Over 1 year But Not More Than 5 Years		Over 5 Years		Total
	(in billions of Won)
Domestic:
Corporate
Small- and medium-sized enterprises	(Won)	53,051	(Won)	11,718	(Won)	3,961	(Won)	68,730
Large corporate		19,860		6,500		2,149		28,509

Total corporate		72,911		18,218		6,110		97,239
Retail
Mortgage and home equity		9,539		7,875		58,166		75,580
Other consumer		19,914		6,005		2,356		28,275

Total retail		29,453		13,880		60,522		103,855
Credit cards		11,168		1,145		108		12,421

Total domestic		113,532		33,243		66,740		213,515
Foreign:		1,385		565		90		2,040

Total gross loans	(Won)	114,917	(Won)	33,808	(Won)	66,830	(Won)	215,555

Interest Rate Sensitivity

The following table shows, as of December 31, 2011, the total amount of loans due after one year, which have fixed interest rates and variable or adjustable interest rates:

	As of December 31, 2011
	(in billions of Won)
Fixed rate (1)	(Won)	12,378
Variable or adjustable rates (2)		88,260

Total gross loans	(Won)	100,638

(1)	Fixed rate loans are loans for which the interest rate is fixed for the entire term.
(2)	Variable or adjustable rate loans are loans for which the interest rate is not fixed for the entire term.

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

Upon approval of the workout plan, a credit exposure is initially classified as precautionary or lower and thereafter cannot be classified higher than precautionary with limited exceptions. If a corporate borrower is in workout, restructuring or rehabilitation, we take the status of the borrower into account in valuing our loans to and collateral from that borrower for purposes of establishing our allowances for credit losses.

Korean law also provides for corporate rehabilitation proceedings, which are court-supervised procedures to rehabilitate an insolvent company. Under these procedures, a restructuring plan is adopted at a meeting of interested parties, including creditors of the company. Such restructuring plan is subject to court approval.

A portion of our loans to and debt securities of corporate customers are currently in workout, restructuring or rehabilitation. As of December 31, 2011, (Won)1,087 billion or 0.4% of our total loans and debt securities were in workout, restructuring or rehabilitation. This included (Won)597 billion of loans to and debt securities of large corporate borrowers and (Won)490 billion of loans to and debt securities of small- and medium-sized enterprises.

The following table shows, as of December 31, 2011, our ten largest exposures that were in workout, restructuring or rehabilitation:

	Loans				Equity Securities		Debt Securities		Guarantees And Acceptances		Total Exposures		Amounts Classified As Impaired Loans
Company	Won Currency		Foreign Currency
	(in billions of Won)
Kumho Industrial Co., Ltd.	(Won)	127	(Won)	—	(Won)	32	(Won)	—	(Won)	9	(Won)	168	(Won)	2
Kumho Tire Co., Inc		40		42		66		—		2		150		—
Dongmoon Construction Co., Ltd.		66		—		—		—		—		66		66
Shinil Engineering Co., Ltd.		57		—		—		—		—		57		57
Hanil Engineering&Construction Co., Ltd.		28		—		2		—		23		53		28
Dongil Construction Co., Ltd.		45		—		—		—		—		45		45
Samho international Co., Ltd.		40		—		—		—		—		40		40
Hyundai Cement Co., Ltd.		26		3		—		—		—		29		28
Woorim Co., Ltd.		26		—		—		—		2		28		26
Shindo Engineering Co., Ltd.		26		—		—		—		—		26		26

Total	(Won)	481	(Won)	45	(Won)	100	(Won)	—	(Won)	36	(Won)	662	(Won)	318

Provisioning Policy

Under IFRS, we establish allowances for loan losses with respect to loans to absorb such losses. We assess individually significant loans on a case-by-case basis and other loans on a collective basis. In addition, if we determine that no objective evidence of impairment exists for a loan, we include such loan in a group of loans with similar credit risk characteristics and assess them collectively for impairment regardless of whether such loan is significant. For individually significant loans, allowances for loan losses are recorded if objective evidence of impairment exists as a result of one or more events that occurred after initial recognition. For collectively assessed loans, we base the level of allowances for loan losses on our evaluation of the risk characteristics of such loans, taking into account such factors as historical loss experience, the financial condition of the borrowers and current economic conditions. If additions or changes to the allowances for loan losses are required, then we record a provision for loan losses, which is included in impairment losses on credit loss and treated as a charge against current income. Credit exposures that we deem to be uncollectible, including actual loan losses, net of recoveries of previously charged-off amounts, are charged directly against the allowances for loan losses. See “Item 5A. Operating Results—Critical Accounting Policies—Impairment of Loans and Allowances for Loan Losses.”

We consider the following loans to be impaired loans:

•	loans that are past due by 90 days or more;

•	loans that are subject to legal proceedings related to collection;

•	loans to a borrower that has received a warning from the Korea Federation of Banks indicating that such borrower has exhibited difficulties in making timely payments of principal and interest;

•	loans to corporate borrowers that are rated C or D according to Kookmin Bank’s internal credit ratings for large companies or small-and medium-sized enterprises;

•

loans to corporate borrowers that are rated CC or below according to Kookmin Bank’s internal credit ratings for large companies or small-and medium-sized enterprises as a result of being subject to workout, court receivership, court mediation or similar proceedings; and

•	restructured loans.

Under U.S. GAAP, we established loan loss allowances for corporate loans based on whether a particular loan was identified as impaired or not. Loan loss allowances were established for impaired loans, in general, by discounting the estimated future cash flow (both principal and interest) we expected to receive on such loans. Where the entire impaired loan or a portion of the impaired loan was secured by collateral or a guarantee, the fair value of the collateral or the guarantee payment was considered in establishing the level of the allowance. Alternatively, for impaired loans that were considered collateral-dependent, the amount of impairment was determined by reference to the fair value of the collateral. In addition, for certain foreign corporate loans that were considered impaired, the fair value was determined by reference to observable market prices, when available. We also established allowances for losses for corporate loans that had not been individually identified as impaired. These allowances were based on historical migration and loss information.

In the case of consumer loans, we established loan loss allowances under U.S. GAAP based on historical performance, previous loan loss history and charge-off information. Additional factors that management considered when establishing reserves for homogeneous pools of consumer loans included, but were not limited to, economic events, delinquencies and changes in underwriting and credit monitoring policies.

The actual amount of incurred loan losses may vary from loss estimates due to changing economic conditions or changes in industry or geographic concentrations. We have procedures in place to monitor differences between estimated and actual incurred loan losses, which include detailed periodic assessments by senior management of both individual loans and loan portfolios and the use of models to estimate incurred loan losses in those portfolios.

We regularly evaluate the adequacy of the overall allowances for loan losses and we believe that the allowances for loan losses reflect our best estimate of probable loan losses as of each balance sheet date.

Loan Aging Schedule

The following table shows our loan aging schedule (excluding accrued interest) as of the dates indicated under IFRS:

As of December 31,	Normal Amount		%	Amount Past Due 1-3 Months		%	Amount Past Due 3-6 Months		%	Amount Past Due more Than 6 Months		%	Total Amount
	(in billions of Won, except percentages)
2010	(Won)	199,044	98.8%	(Won)	721	0.4%	(Won)	608	0.3%	(Won)	1,004	0.5%	(Won)	201,377
2011		213,548	99.1		827	0.4		333	0.1		847	0.4		215,555

The following table shows our loan aging schedule (excluding accrued interest) as of December 31, 2009 under U.S. GAAP:

As of December 31,	Normal Amount		%	Amount Past Due 1-3 Months		%	Amount Past Due 3-6 Months		%	Amount Past Due more Than 6 Months		%	Total Amount
	(in billions of Won, except percentages)
2009	(Won)	194,371	99.1%	(Won)	488	0.2%	(Won)	315	0.2%	(Won)	1,051	0.5%	(Won)	196,225

Non-Accrual Loans and Past Due Accruing Loans

We generally place loans on non-accrual status when payments of interest and/or principal become past due by 90 days. We no longer recognize interest on these loans from the date the loan is placed on non-accrual status. We reclassify loans as accruing when interest and principal payments are up-to-date and future payments of principal and interest are reasonably assured. We generally do not recognize interest income on non-accrual loans unless collected.

Interest foregone is the interest due on non-accrual loans that has not been accrued in our books of account. For the year ended December 31, 2011, we would have recorded gross interest income of (Won)336 billion compared to (Won)328 billion for the year ended December 31, 2010, in each case under IFRS, on loans accounted for on a non-accrual basis throughout the year, or since origination for loans held for part of the year, had we not foregone interest on those loans. The amount of interest income on those loans that was included in our profit for the years ended December 31, 2010 and 2011 under IFRS was (Won)194 billion and (Won)192 billion, respectively.

The category “accruing but past due 90 days” includes loans which are still accruing interest but on which principal or interest payments are contractually past due 90 days or more. We continue to accrue interest on loans that are fully secured by cash on deposit or on which there are financial guarantees from the government, Korea Deposit Insurance Corporation or certain financial institutions.

The following table shows, as of the dates indicated, the amount of loans that were placed on a non-accrual basis and accruing loans under IFRS which were past due 90 days or more:

	As of December 31,
	2010		2011
	(in billions of Won)
Loans accounted for on a non-accrual basis
Corporate	(Won)	2,466	(Won)	2,021
Consumer		1,012		1,200

Sub-total		3,478		3,221

Accruing loans which are contractually past due 90 days or more as to principal or interest
Corporate		5		4
Consumer		28		45

Sub-total		33		49

Total	(Won)	3,511	(Won)	3,270

Under U.S. GAAP, we generally placed loans on non-accrual status when payments of interest and/or principal became past due by one day. For the year ended December 31, 2009, we would have recorded gross interest income of (Won)278 billion on loans accounted for on a non-accrual basis under U.S. GAAP in accordance with the foregoing throughout the year, or since origination for loans held for part of the year, had we not foregone interest on those loans. Under U.S. GAAP, the amount of interest income on those loans that was included in our net income for the year ended December 31, 2009 was (Won)193 billion.

The following table shows, as of the dates indicated, the amount of loans that were placed on a non-accrual basis and accruing loans under U.S. GAAP which were past due one day or more:

	As of December 31,
	2007		2008		2009
	(in billions of Won)
Loans accounted for on a non-accrual basis
Corporate	(Won)	1,319	(Won)	1,986	(Won)	2,243
Consumer		3,557		3,669		2,124

Sub-total		4,876		5,655		4,367

Accruing loans which are contractually past due one day or more as to principal or interest
Corporate (1)		51		313		125
Consumer		281		226		124

Sub-total		332		539		249

Total	(Won)	5,208	(Won)	6,194	(Won)	4,616

(1)

Includes accruing corporate loans which are contractually past due 90 days or more in the amount of (Won)4 billion, (Won)20 billion and (Won)40 billion as of December 31, 2007, 2008 and 2009, respectively.

Troubled Debt Restructurings

The following table presents, as of the dates indicated, our loans which are “troubled debt restructurings” as defined in Accounting Standards Codification 310-40. These loans consist principally of corporate loans that are accruing interest at rates lower than the original contractual terms as a result of a variation of terms upon restructuring.

	As of December 31,
	2007		2008		2009		2010		2011
	(in billions of Won)
Loans classified as “troubled debt restructurings”	(Won)	271	(Won)	187	(Won)	116	(Won)	573	(Won)	412

For 2011, interest income that would have been recorded under the original contract terms of restructured loans amounted to (Won)48 billion, out of which (Won)31 billion was reflected as interest income during 2011.

Potential Problem Loans

As of December 31, 2011, we had (Won)3,833 billion of loans which were current as to payment of principal and interest but where there existed serious doubt as to the ability of the borrower to comply with repayment terms in the near future.

Other Problematic Interest Earning Assets

We have certain other interest earning assets received in connection with troubled debt restructurings that, if they were loans, would be required to be disclosed as part of the non-accrual, past due or restructuring or potential problem loan disclosures provided above. As of December 31, 2007, 2008, 2009, 2010 and 2011, we did not have any debt securities received in connection with troubled debt restructurings on which interest was past due.

Non-Performing Loans

Non-performing loans are defined as loans that are past due by 90 days or more. These loans are generally classified as “substandard” or below. For further information on the classification of non-performing loans under Korean regulatory requirements, see “—Regulatory Reserve for Credit Losses” below.

The following table shows, as of the dates indicated, certain details of our total non-performing loan portfolio under IFRS:

	As of December 31,
	2010		2011
	(in billions of Won, except percentages)
Total non-performing loans	(Won)	1,516	(Won)	1,117
As a percentage of total loans		0.8%		0.5%

The following table shows, as of the dates indicated, certain details of our total non-performing loan portfolio under U.S. GAAP:

	As of December 31,
	2007		2008		2009
	(in billions of Won, except percentages)
Total non-performing loans	(Won)	1,339	(Won)	1,068	(Won)	1,365
As a percentage of total loans		0.8%		0.5%		0.7%

We have also issued securities backed by non-performing loans and collateralized bond obligations. Some of these transactions involved transfers of loans through securitizations where control of the loans has not been surrendered and, therefore, are not treated as sale transactions. Instead, the assets remain on our balance sheet with the securitization proceeds treated as secured borrowings.

Analysis of Non-Performing Loans

The following table sets forth, as of the dates indicated, our total non-performing loans by type of borrower under IFRS:

	As of December 31,
	2010			2011
	Amount		%	Amount		%
	(in billions of Won, except percentages)
Domestic:
Corporate
Small- and medium sized enterprise	(Won)	686	45.2%	(Won)	373	33.4%
Large corporate		145	9.6		21	1.9

Total corporate		831	54.8		394	35.3
Retail
Mortgage and home equity		478	31.5		510	45.7
Other consumer		163	10.8		132	11.8

Total retail		641	42.3		642	57.5
Credit cards		39	2.6		62	5.6

Total domestic		1,511	99.7		1,098	98.4
Foreign:		5	0.3		19	1.6

Total non-performing loans	(Won)	1,516	100.0%	(Won)	1,117	100.0%

The following table sets forth, as of the dates indicated, our total non-performing loans by type of borrower under U.S. GAAP:

	As of December 31,
	2007			2008			2009
	Amount		%	Amount		%	Amount		%
	(in billions of Won, except percentages)
Domestic:
Corporate
Commercial and industrial	(Won)	822	61.4%	(Won)	556	52.1%	(Won)	899	65.8%
Construction		88	6.6		161	15.1		125	9.2
Lease financing		—	—		—	—		—	—
Other corporate		3	0.2		1	0.1		2	0.2

Total corporate		913	68.2		718	67.3		1,026	75.2
Retail
Mortgage and home equity		297	22.2		216	20.2		211	15.4
Other consumer		101	7.5		86	8.0		79	5.8

Total retail		398	29.7		302	28.2		290	21.2
Credit cards		27	2.0		29	2.7		23	1.7

Total domestic		1,338	99.9		1,049	98.2		1,339	98.1
Foreign:		1	0.1		19	1.8		26	1.9

Total non-performing loans	(Won)	1,339	100.0%	(Won)	1,068	100.0%	(Won)	1,365	100.0%

Top 20 Non-Performing Loans

As of December 31, 2011, our 20 largest non-performing loans accounted for 16.8% of our total non-performing loan portfolio. The following table shows, as of December 31, 2011, certain information regarding our 20 largest non-performing loans:

	Industry	Gross Principal Outstanding		Allowances for Loan Losses
	(in billions of Won)
Borrower A	Service	(Won)	29	(Won)	7
Borrower B	Service		20		2
Borrower C	Other		18		4
Borrower D	Service		13		13
Borrower E	Other		12		—
Borrower F	Manufacturing		10		—
Borrower G	Other		8		6
Borrower H	Service		8		5
Borrower I	Manufacturing		8		1
Borrower J	Service		8		2
Borrower K	Manufacturing		8		1
Borrower L	Service		7		4
Borrower M	Manufacturing		6		6
Borrower N	Manufacturing		6		1
Borrower O	Financial institutions		6		3
Borrower P	Other		5		—
Borrower Q	Manufacturing		4		—
Borrower R	Manufacturing		4		2
Borrower S	Manufacturing		4		3
Borrower T	Other		4		4

Total		(Won)	188	(Won)	64

Most of our loans to companies in workout or restructuring were not classified as non-performing as of December 31, 2011 because such loans had been rescheduled and payments on such rescheduled loans were not past due by more than 90 days.

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

In addition, we use the services of our wholly-owned loan collection subsidiary, KB Credit Information Co., Ltd., which receives payments from recoveries made on charged-off loans and certain loans that are overdue for over three months (35 days in the case of credit card loans). KB Credit Information has over 570 employees, including legal experts and management employees. The fees that it receives are based on the amounts of non-performing and charged off loans that are recovered. In 2009, under U.S. GAAP, the amount recovered was (Won)426 billion. In 2010 and 2011, under IFRS, the amount recovered was (Won)329 billion and (Won)468 billion, respectively.

Methods for resolving non-performing loans include the following:

•	non-performing loans are managed by the operating branches of Kookmin Bank until such loans are charged off;

•	a demand note is dispatched by mail if payment is generally one month past due;

•	calls and visits are made by Kookmin Bank’s operating branches to customers encouraging them to make payments;

•	borrowers who are past due on payments of interest and principal are registered on the Korea Federation of Banks’ database of non-performing loans;

•	for unsecured loans other than credit card loans, the loans are transferred to KB Credit Information for collection on a case-by-case basis;

•	for secured loans, actions to enforce or protect the security interests (including foreclosure and auction of the collateral) are commenced within four months of such loans becoming past due; and

•

charged off loans are given to KB Credit Information for collection, except for loans where the cost of collection exceeds the possible recovery or where the statute of limitations for collection has expired.

In addition, credit card loans that are in arrears for over 30 days are transferred to KB Credit Information for collection.

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

We generally expect to suffer a partial loss on loans that we sell or securitize, to the extent such sales and securitizations are recognized under IFRS as sale transactions.

Pursuant to a memorandum of understanding among the Financial Supervisory Service and seven banks, including Kookmin Bank, a private equity fund was established in June 2011 to acquire approximately (Won)1.2 trillion of non-performing bank loans to construction companies in workout, restructuring or rehabilitation. The general partner of the fund is United Asset Management Corp. and the limited partners consist of the seven banks and other investors. The fund purchases non-performing bank loans at market price and the funds required to purchase such loans are contributed or lent by the same banks that sell such loans to the fund. In June 2011, we agreed to make a capital commitment of (Won)148 billion and provide a (Won)109 billion revolving loan facility to the fund. From June to December 2011, we contributed the entire amount of our capital commitment to the fund in connection with its purchase of (Won)148 billion of non-performing loans from us.

Allocation and Analysis of Allowances for Loan Losses under IFRS

The following table presents, as of the dates indicated, the allocation of our allowances for loan losses by loan type under IFRS. The ratio represents the percentage of allowances for loan losses in each category to total allowances for loan losses.

	As of December 31,
	2010			2011
	Amount		%	Amount		%
	(in billions of Won, except percentages)
Domestic
Corporate
Small- and medium-sized enterprise	(Won)	2,028	54.0%	(Won)	1,533	44.4%
Large corporate		863	23.0		910	26.4

Total corporate		2,891	77.0		2,443	70.8

Retail
Mortgage and home equity		88	2.3		111	3.2
Other consumer		432	11.5		524	15.2

Total retail		520	13.8		635	18.4

Credit cards		328	8.7		350	10.2
Foreign (1)		17	0.5		20	0.6

Total allowances for loan losses	(Won)	3,756	100.0%	(Won)	3,448	100.0%

(1)	Consists primarily of loans to corporations.

Our total allowances for loan losses were (Won)3,756 billion as of December 31, 2010. During 2011, total allowances for loan losses decreased by (Won)308 billion, or 8.2%, to (Won)3,448 billion as of December 31, 2011.

The following table analyzes our allowances for loan losses and loan loss experience under IFRS for each of the years indicated:

	Year Ended December 31,
	2010		2011
	(in billions of Won, except percentages)
Balance at the beginning of the period	(Won)	3,269	(Won)	3,756
Amounts charged against income		2,464		1,645
Sale		(193)		(240)
Gross charge-offs:
Domestic:
Corporate
Small- and medium-sized enterprise		1,541		1,274
Large corporate		55		204
Retail
Mortgage and home equity		37		20
Other consumer		237		267
Credit cards		389		413
Foreign:		20		3

Total gross charge-offs		(2,279)		(2,181)

Recoveries:
Domestic:
Corporate
Small-and medium-sized enterprise		133		162
Large corporate		1		6
Retail
Mortgage and home equity		14		13
Other consumer		114		104
Credit cards		246		204
Foreign:		4		1

Total recoveries		512		490

Net charge-offs		(1,767)		(1,691)
Other charges		(17)		(22)

Balance, at the end of the period	(Won)	3,756	(Won)	3,448

Ratio of net charge-offs during the period to average loans outstanding during the period		0.9%		0.8%

Allocation and Analysis of Allowances for Loan Losses under U.S. GAAP

The following table presents, as of the dates indicated, the allocation of our allowances for loan losses by loan type under U.S. GAAP. The ratio represents the percentage of allowances for loan losses in each category to total allowances for loan losses.

	As of December 31,
	2007			2008			2009
	Amount		%	Amount		%	Amount		%
	(in billions of Won, except percentages)
Domestic
Corporate
Commercial and industrial	(Won)	1,071	35.5%	(Won)	1,707	37.7%	(Won)	2,165	38.1%
Construction		175	5.1		674	5.0		457	4.1
Other corporate		14	1.0		26	1.5		25	1.1

Total corporate		1,260	41.6		2,407	44.2		2,647	43.3
Retail
Mortgage and home equity		114	38.2		107	35.0		125	36.0
Other consumer		314	13.3		271	13.8		336	13.7

Total retail		428	51.5		378	48.8		461	49.7
Credit cards		165	6.1		213	5.8		202	5.8
Foreign (1)		11	0.8		45	1.2		31	1.2

Total allowances for loan losses	(Won)	1,864	100.0%	(Won)	3,043	100.0%	(Won)	3,341	100.0%

(1)	Consists primarily of loans to corporations.

The following table analyzes our allowances for loan losses and loan loss experience under U.S. GAAP for each of the years indicated:

	Year Ended December 31,
	2007		2008		2009
	(in billions of Won, except percentages)
Balance at the beginning of the period	(Won)	2,468	(Won)	1,864	(Won)	3,043
Amounts charged against income		109		2,142		2,216
Allowance relating to loans repurchased		1		3		7
Gross charge-offs:
Domestic:
Corporate
Commercial and industrial		580		703		975
Construction		108		140		460
Other corporate		4		5		15
Retail
Mortgage and home equity		49		63		33
Other consumer		275		279		329
Credit cards		331		375		571
Foreign:		—		—		—

Total gross charge-offs		(1,347)		(1,565)		(2,383)

Recoveries:
Domestic:
Corporate
Commercial and industrial		98		98		54
Construction		21		13		10
Other corporate		1		2		1
Retail
Mortgage and home equity		16		32		12
Other consumer		196		177		125
Credit cards		301		277		256
Foreign:		—		—		—

Total recoveries		633		599		458

Net charge-offs		(714)		(966)		(1,925)

Balance, at the end of the period	(Won)	1,864	(Won)	3,043	(Won)	3,341

Ratio of net charge-offs during the period to average loans outstanding during the period		0.4%		0.5%		1.0%

Regulatory Reserve for Credit Losses

If our allowances for credit losses is deemed insufficient for regulatory purposes, we are required to compensate for the difference by recording a regulatory reserve for credit losses, which is segregated within our retained earnings. The level of regulatory reserve for credit losses required to be recorded is equal to the amount by which our allowances for credit losses under IFRS are less than the greater of (x) the amount of expected loss calculated using the internal ratings-based approach under Basel II and as approved by the Financial Supervisory Service and (y) the required amount of credit loss reserve calculated based on guidelines prescribed by the Financial Services Commission. As of December 31, 2011, our regulatory reserve for credit losses was (Won)1,816 billion. See Note 25 of the notes to our consolidated financial statements included elsewhere in this annual report.

The following tables set forth the Financial Services Commission’s guidelines for the classification of loans and the minimum percentages of the outstanding principal amount of the relevant loans or balances that the credit loss reserve must cover:

Loan classification	Loan Characteristics
Normal	Loans made to customers whose financial position, future cash flows and nature of business are deemed financially sound. No problems in recoverability are expected.

Precautionary	Loans made to customers whose financial position, future cash flows and nature of business show potential weakness, although there is no immediate risk of non-repayment.

Substandard	Loans to customers whose adverse financial position, future cash flows and nature of business have a direct effect on the repayment of the loan.

Doubtful	Loans to customers whose financial position, future cash flows and nature of business are so weak that significant risk exists in the recoverability of the loan to the extent the outstanding amount exceeds any collateral pledged.

Estimated loss	Loans where write-off is unavoidable.

Loan classifications	Corporate	Consumer	Credit card balances (1)	Credit card loans (2)
Normal	0.85% or above	1% or above	1.1% or above	2.5% or above
Precautionary	7% or above	10% or above	40% or above	50% or above
Substandard	20% or above	20% or above	60% or above	65% or above
Doubtful	50% or above	55% or above	75% or above	75% or above
Estimated loss	100%	100%	100%	100%

(1)	Applicable for credit card balances from general purchases.
(2)	Applicable for cash advances, card loans and revolving credit card assets.

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

Procedure for Charge-off Approval

In order to charge off corporate loans, an application for a charge-off must be submitted to Kookmin Bank’s Credit Management Department promptly after the corporate loan is classified as estimated loss or deemed uncollectible. The Credit Management Department refers the charge-off application to Kookmin Bank’s Branch Audit Department for their review to ensure compliance with our internal procedures for charge-offs. Then, the Credit Management Department, after reviewing the application to confirm that it meets relevant requirements, seeks an approval from the Financial Supervisory Service for our charge-offs, which is typically granted. Once we receive approval from the Financial Supervisory Service, we must also obtain approval from our senior management to charge off those loans. For accounting purposes, we recognize charge-offs of corporate loans under IFRS prior to approval from the Financial Supervisory Service.

With respect to credit card balances and unsecured retail loans, we follow a different process to determine which credit card balances and unsecured retail loans should be charged off, based on the length of time those loans or balances are past due. We charge off unsecured retail loans deemed to be uncollectible and credit card balances which have been overdue for four payment cycles or more or which have been deemed to be uncollectible under IFRS.

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

In October 2008, the Financial Supervisory Service requested Korean banks, including us, to establish a “fast track” program to provide liquidity assistance to small- and medium-sized enterprises on an expedited basis. Under the fast track program we established, which is effective through December 31, 2012, we provide liquidity assistance to small- and medium-sized enterprise borrowers applying for such assistance, in the form of new loans or maturity extensions or interest rate adjustments with respect to existing loans, after expedited credit review and approval by us.

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

The following table sets out the definitions of the four categories of securities we hold:

Category	Classification
Financial assets held for trading	Financial assets bought and held for trading.

Financial assets designated at fair value through profit and loss	Financial assets which were not bought and held for trading but are otherwise designated as at fair value through profit and loss.

Available-for-sale financial assets	Non-derivative financial assets not classified as held-to-maturity, at fair value through profit and loss or loans and receivables.

Held-to-maturity financial assets	Non-derivative financial assets with fixed or determinable payments and fixed maturity dates that the Bank has the positive intent and ability to hold to maturity.

See “Item 5A. Operating Results—Critical Accounting Policies—Valuation of Securities and Financial Instruments.”

The following table sets out the definitions of the primary categories of securities we held as of December 31, 2009 under U.S. GAAP:

Investment category	Definition
Held-to-maturity securities	Held-to-maturity securities are securities for which we have the positive ability and intent to hold to maturity and are recorded at amortized cost, adjusted for accretion or amortization of discounts and premiums. Effective January 1, 2009, under U.S. GAAP, the credit loss component of an other-than-temporary impairment of a debt security is recognized in earnings while the remaining amount of the impairment loss is recognized in accumulated other comprehensive income if (i) we do not intend to sell the security and (ii) we believe that it is more-likely-than-not that we will not be required to sell the security prior to recovery.

Available-for-sale securities	Securities are classified as available-for-sale when we intend to hold the securities for an indefinite period of time or when the securities may be utilized for tactical asset/liability purposes and may be sold from time to time to effectively manage interest rate exposure and resultant prepayment risk and liquidity needs. Available-for-sale securities are reported at fair value with unrealized gains and losses being recorded in accumulated other comprehensive income within stockholders’ equity. Effective January 1, 2009, under U.S. GAAP, the credit loss component of an other-than-temporary impairment of a debt security is recognized in earnings while the remaining amount of the impairment loss is recognized in accumulated other comprehensive income if (i) we do not intend to sell the security and (ii) we believe that it is more-likely-than-not that we will not be required to sell the security prior to recovery.

Trading securities	Trading assets include securities held in anticipation of short-term market movements. Trading securities are reported at fair value, with unrealized and realized gains and losses being recorded immediately in our income statement.

We also hold limited balances of venture capital securities, non-marketable and restricted equity securities and derivative instruments.

Carrying Amount and Market Value

The following table sets out the carrying amount and market value of securities in our securities portfolio as of the dates indicated under IFRS:

	As of December 31,
	2010				2011
	Carrying Amount		Market Value		Carrying Amount		Market Value
	(in billions of Won)
Available-for-sale financial assets:
Equity securities	(Won)	3,156	(Won)	3,156	(Won)	2,643	(Won)	2,643
Debt securities
Korean treasury securities and government agency securities		6,741		6,741		5,989		5,989
Debt securities issued by financial institutions		5,759		5,759		6,432		6,432
Corporate debt securities		4,586		4,586		5,375		5,375
Asset-backed securities		1,831		1,831		1,757		1,757
Others		209		209		181		181

Total available-for-sale		22,282		22,282		22,377		22,377

Held-to-maturity financial assets:
Debt securities
Korean treasury securities and government agency securities		6,340		6,527		5,436		5,676
Debt securities issued by financial institutions		1,216		1,261		1,125		1,155
Corporate debt securities		5,960		6,155		6,155		6,390
Asset-backed securities		392		397		339		341

Total held-to-maturity		13,908		14,340		13,055		13,562

Financial assets at fair value through profit or loss:
Financial assets held for trading
Equity securities		416		416		412		412
Debt securities
Korean treasury securities and government agency securities		743		743		1,508		1,508
Debt securities issued by financial institutions		2,107		2,107		2,837		2,837
Corporate debt securities		459		459		586		586
Asset-backed securities		172		172		135		135
Others		56		56		111		111
Others		15		15		28		28

Sub-total		3,968		3,968		5,617		5,617

Financial assets designated at fair value through profit or loss
Equity securities		46		46		134		134
Debt securities		—		—		—		—
Derivative-linked securities		—		—		575		575

Sub-total		46		46		709		709

Total financial assets at fair value through profit or loss		4,014		4,014		6,326		6,326

Total financial assets	(Won)	40,204	(Won)	40,636	(Won)	41,758	(Won)	42,265

The following table sets out the carrying amount and market value of securities in our securities portfolio as of December 31, 2009 under U.S. GAAP:

	As of December 31, 2009
	Carrying Amount		Market Value
	(in billions of Won)
Available-for-sale securities:
Equity securities	(Won)	1,135	(Won)	1,135
Debt securities
Korean treasury securities and government agency securities		7,892		7,892
Debt securities issued by financial institutions		6,405		6,405
Corporate debt securities		1,281		1,281
Asset-backed securities		1,998		1,998

Total available-for-sale		18,711		18,711

Held-to-maturity securities:
Debt securities
Korean treasury securities and government agency securities		8,992		9,064
Debt securities issued by financial institutions		2,995		3,040
Corporate debt securities		380		382
Asset-backed securities		243		246

Total held-to-maturity		12,610		12,732

Trading securities:
Equity securities		254		254
Debt securities
Korean treasury securities and government agency securities		1,359		1,359
Debt securities issued by financial institutions		2,699		2,699
Corporate debt securities		31		31
Asset-backed securities		117		117

Total trading		4,460		4,460

Total securities	(Won)	35,781	(Won)	35,903

Maturity Analysis

The following table categorizes our debt securities by maturity and weighted average yield as of December 31, 2011:

	Within 1 Year		Weighted Average Yield (1)	Over 1 But within 5 Years		Weighted Average Yield (1)	Over 5 But within 10 Years		Weighted Average Yield (1)	Over 10 Years		Weighted Average Yield (1)	Total		Weighted Average Yield (1)
	(in billions of Won, except percentages)
Available-for-sale financial assets:
Korean treasury securities and government agencies	(Won)	1,237	4.53%	(Won)	4,139	4.39%	(Won)	541	4.39%	(Won)	72	4.76%	(Won)	5,989	4.42%
Debt securities issued by financial institutions		4,577	3.80		1,760	4.35		95	5.96		—	—		6,432	3.98
Corporate debt securities		1,929	4.62		2,752	4.77		641	5.02		53	5.43		5,375	4.75
Asset-backed securities		295	4.08		286	4.03		—	—		1,176	4.20		1,757	4.15
Others		—	0.05		181	7.00		—	—		—	—		181	7.00

Total	(Won)	8,038	4.12	(Won)	9,118	4.54	(Won)	1,277	4.82	(Won)	1,301	4.28	(Won)	19,734	4.37

Held-to-maturity financial assets:
Korean treasury securities and government agencies	(Won)	1,278	3.92%	(Won)	2,660	4.36%	(Won)	1,385	5.40%	(Won)	113	5.38%	(Won)	5,436	4.54%
Debt securities issued by financial institutions		365	5.72		720	5.49		40	4.84		—	—		1,125	5.54
Corporate debt securities		744	5.43		4,442	5.04		929	5.29		40	4.96		6,155	5.12
Asset-backed securities		23	4.00		306	4.43		10	4.37		—	—		339	4.40

Total	(Won)	2,410	4.66	(Won)	8,128	4.83	(Won)	2,364	5.34	(Won)	153	5.26	(Won)	13,055	4.90

Financial assets at fair value through profit or loss:
Financial assets held for trading:
Korean treasury securities and government agency securities	(Won)	454	4.37%	(Won)	783	3.62%	(Won)	220	4.42%	(Won)	51	4.02%	(Won)	1,508	3.97%
Debt securities issued by financial institutions		1,660	3.94		1,177	3.69		—	—		—	—		2,837	3.84
Corporate debt securities		445	4.88		131	4.43		10	4.07		—	—		586	4.76
Asset-backed securities		81	5.09		54	4.99		—	—		—	—		135	5.05
Others		111	3.57		—	—		—	—		—	—		111	3.57

Sub-total	(Won)	2,751	4.18	(Won)	2,145	3.74	(Won)	230	4.41	(Won)	51	4.02	(Won)	5,177	4.01
Financial assets designated at fair value through profit or loss	(Won)	—	—	(Won)	—	—	(Won)	—	—	(Won)	—	—	(Won)	—	—

Total	(Won)	2,751	4.18	(Won)	2,145	3.74	(Won)	230	4.41	(Won)	51	4.02	(Won)	5,177	4.01

(1)

The weighted average yield for the portfolio represents the yield to maturity for each individual security, weighted using its carrying amount (which is the amortized cost in the case of held-to-maturity financial assets and the fair value in the case of available-for-sale financial assets and financial assets at fair value through profit or loss).

Concentrations of Risk

As of December 31, 2011, we held the following securities of individual issuers where the aggregate carrying amount of those securities exceeded 10% of our stockholders’ equity at such date, which was (Won)22,918 billion:

	Carrying Amount		Market Value
	(in billions of Won)
Name of issuer:
Korean government	(Won)	11,889	(Won)	12,112
Bank of Korea		3,453		3,453

Total	(Won)	15,342	(Won)	15,565

The Bank of Korea and Korea Housing Finance Corporation are controlled by the Korean government.

Funding

We obtain funding for our lending activities from a variety of sources, both domestic and foreign. Our principal source of funding is customer deposits. In addition, we acquire funding through long-term borrowings (comprising debentures and debts), short-term borrowings, including borrowings from the Bank of Korea, and call money.

Our primary funding strategy has been to achieve low-cost funding by increasing the average balances of low-cost retail deposits, in particular demand deposits and time deposits. We also have focused our marketing efforts on higher net worth individuals, who account for a significant portion of the assets in our retail deposit base. Customer deposits accounted for 81.5% of total funding as of December 31, 2010 and 81.3% of total funding as of December 31, 2011, in each case under IFRS. As of December 31, 2009, customer deposits accounted for 75.9% of our total funding under U.S. GAAP.

Our borrowings consist of issuances of debentures and debt from financial institutions, the Korean government and government-affiliated funds. The majority of our debt is long-term, with maturities ranging from one year to 27 years.

Deposits

Although the majority of our deposits are short-term, it has been our experience that the majority of our depositors generally roll over their deposits at maturity, providing us with a stable source of funding.

The following table shows the average balances of our deposits and the average rates paid on our deposits under IFRS for the periods indicated:

	2010			2011
	Average Balance(1)		Average Rate Paid	Average Balance (1)		Average Rate Paid
	(in billions of Won, except percentages)
Demand deposits:
Non-interest bearing	(Won)	3,348	—	(Won)	3,249	—
Interest bearing		48,919	0.43%		53,824	0.58%
Time deposits		112,621	3.60		124,713	3.66
Certificates of deposit		11,044	4.00		1,746	3.89

Average total deposits	(Won)	175,932	2.68%	(Won)	183,532	2.69%

(1)	Average balances are based on daily balances for our banking, credit card and investment and securities operations and monthly or quarterly balances for our other operations.

The following table shows the average balances of our deposits and the average rates paid on our deposits under U.S. GAAP for 2009:

	2009
	Average Balance (1)		Average Rate Paid
	(in billions of Won, except percentages)
Demand deposits:
Non-interest bearing	(Won)	2,936	—
Interest bearing		846	1.18%
Time deposits:
Certificates		26,423	4.50
Other time deposits		87,721	4.45
Savings deposits		46,277	0.49
Mutual installment deposits (2)		3,915	2.99

Average total deposits	(Won)	168,118	3.24%

(1)	Average balances are based on daily balances for our banking and credit card operations and monthly or quarterly balances for our other operations.
(2)

Mutual installment deposits are interest bearing deposits offered by us, which enable customers to become eligible for our loans while they maintain an account with us. The customer’s account does not have to secure loan amounts once made but is a requirement for loan eligibility. Prior to qualifying for a loan a customer must make required periodic deposits to the mutual installment account for a contracted term of less than five years. A customer is not required to fulfill the deposit term prior to requesting a loan from us, but loan amounts and terms are not as favorable in the event of a loan request prior to completing the deposit contract term.

For a description of our retail deposit products, see “—Business—Retail Banking—Lending Activities—Mortgage and Home Equity Lending” and “—Business—Retail Banking—Deposit-Taking Activities.”

Time Deposits and Certificates of Deposit

The following table presents the remaining maturities of our time deposits and certificates of deposit which had a fixed maturity in excess of (Won)100 million as of December 31, 2011:

	Time Deposits		Certificates of Deposit		Total
	(in billions of Won)
Maturing within three months	(Won)	32,048	(Won)	844	(Won)	32,892
After three but within six months		13,402		124		13,526
After six but within 12 months		25,494		406		25,900
After 12 months		1,714		89		1,803

Total	(Won)	72,658	(Won)	1,463	(Won)	74,121

Long-term borrowings

The aggregate amount of contractual maturities of all long-term borrowings (comprising debentures and debt) as of December 31, 2011 was as follows:

	As of December 31, 2011
	(in billions of Won)
Due in 2012	(Won)	10,305
Due in 2013		4,205
Due in 2014		7,713
Due in 2015		426
Due in 2016		2,999
Thereafter		4,417

Gross long-term borrowings		30,065
Fair value adjustments		15
Discount		(29)

Total long-term borrowings, net	(Won)	30,051

Short-term borrowings

The following table presents information regarding our short-term borrowings (borrowings with an original maturity of one year or less) for the periods indicated under IFRS :

	As of and for the Year Ended December 31,
	2010		2011
	(in billions of Won, except percentages)
Call money:
Year-end balance	(Won)	605	(Won)	1,141
Average balance (1)		1,810		2,676
Maximum balance (2)		1,959		2,491
Average interest rate (3)		1.38%		2.29%
Year-end interest rate		0.40-3.20%		0.15-4.48%
Borrowings from the Bank of Korea: (4)
Year-end balance	(Won)	931	(Won)	651
Average balance (1)		982		777
Maximum balance (2)		1,189		920
Average interest rate (3)		1.22%		1.44%
Year-end interest rate		1.25%		1.50%
Other short-term borrowings: (5)
Year-end balance	(Won)	7,856	(Won)	12,051
Average balance (1)		9,025		10,565
Maximum balance (2)		9,210		12,120
Average interest rate (3)		2.01%		2.00%
Year-end interest rate		0.45-7.55%		0.53-5.96%

(1)	Average balances are based on daily balances for our banking, credit card and investment and securities operations and monthly or quarterly balances for our other operations.
(2)	Maximum balances are based on month-end balances.
(3)	Average interest rates for the year are calculated by dividing the total interest expense by the average amount borrowed.
(4)	Borrowings from the Bank of Korea generally mature within one month for borrowings in Won and six months for borrowings in foreign currencies.
(5)

Other short-term borrowings include securities sold under repurchase agreement, bills sold, borrowings and debentures. Other short-term borrowings have maturities of 30 days to one year and are unsecured with the exception of borrowings from the Bank of Korea. These short-term borrowings are secured by securities totaling (Won)1,070 billion as of December 31, 2011.

The following table presents information regarding our short-term borrowings (borrowings with an original maturity of one year or less) as of and for the year ended December 31, 2009 under the U.S. GAAP:

	As of and for the Year Ended December 31, 2009
	(in billions of Won, except percentages)
Call money:
Year-end balance	(Won)	1,365
Average balance (1)		3,528
Maximum balance (2)		7,541
Average interest rate (3)		1.90%
Year-end interest rate		0.20-2.10%
Borrowings from the Bank of Korea: (4)
Year-end balance	(Won)	1,344
Average balance (1)		1,200
Maximum balance (2)		1,512
Average interest rate (3)		1.25%
Year-end interest rate		1.25%
Other short-term borrowings: (5)
Year-end balance	(Won)	6,832
Average balance (1)		8,805
Maximum balance (2)		12,142
Average interest rate (3)		3.03%
Year-end interest rate		0.22-7.49%

(1)	Average balances are based on daily balances for our banking and credit card operations and monthly or quarterly balances for our other operations.
(2)	Maximum balances are based on month-end balances.
(3)	Average interest rates for the year are calculated by dividing the total interest expense by the average amount borrowed.
(4)	Borrowings from the Bank of Korea generally mature within one month for borrowings in Won and six months for borrowings in foreign currencies.
(5)

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

•

maintain a foreign currency liquidity ratio (defined as foreign currency liquid assets due within three months divided by foreign currency liabilities due within three months) of not less than 80% on a non-consolidated basis (except that such requirement is not applicable to a financial holding company whose foreign currency liabilities constitute less than 1% of its total assets);

•

maintain a ratio of foreign currency liquid assets due within seven days less foreign currency liabilities due within seven days as a percentage of total foreign currency assets of not less than 0% on a non-consolidated basis (except that such requirement is not applicable to a financial holding company whose foreign currency liabilities constitute less than 1% of its total assets);

•

maintain a ratio of foreign currency liquid assets due within a month less foreign currency liabilities due within a month as a percentage of total foreign currency assets of not less than negative 10% on a non-consolidated basis (except that such requirement is not applicable to a financial holding company whose foreign currency liabilities constitute less than 1% of its total assets); and

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

Under the Enforcement Detailed Rules on the Supervision of Banking Business, the capital of a bank is divided into two categories, Tier I and Tier II capital. Tier I capital (core capital) consists of, among other things, shareholders’ equity, capital surplus, retained earnings and hybrid Tier I capital instruments. Tier II capital (supplementary capital) consists of, among other things, revaluation reserves, gains on valuation of investment securities (up to certain limits), allowances for loan losses set aside for loans classified as normal or precautionary (up to certain limits), perpetual subordinated debt, cumulative preferred shares and certain other subordinated debt.

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

In November 2002, the Financial Services Commission amended the Enforcement Detailed Rules on the Supervision of the Banking Business to include a more conservative risk-weighting system for certain newly extended home mortgage loans, which set the risk-weighted ratios of Korean banks in respect of home mortgage loans between 50% and 70% depending on the borrower’s debt ratio and whether the home mortgage loans are overdue. On June 28, 2007, the Financial Services Commission further amended the Enforcement Detailed Rules on the Supervision of the Banking Business and, as a result, the following risk-weight ratios must be applied by Korean banks in respect of home mortgage loans from January 1, 2008:

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

Furthermore, pursuant to the Regulation on Supervision of Banking Business, foreign exchange agencies, including our subsidiary, Kookmin Bank, are required to hold “foreign currency safe assets” in an aggregate amount that is not less than the lower of (i) the product of (x) its total foreign currency-denominated debt maturing in one year or less multiplied by 2/12 and (y) an amount equal to one minus the “lowest rollover ratio” and (ii) 2% of its total foreign currency-denominated assets as shown in the balance sheet for the immediately preceding quarter. The “lowest rollover ratio” of a foreign exchange agency means the ratio of (A) its total debt with a maturity of one year or less (excluding overnight money) incurred in a particular month to (B) its total debt with maturity of one year or less (excluding overnight money) payable in that particular month, and is calculated by taking the lowest three month average from a period to be designated by the governor of the Financial Supervisory Service. Under the regulation, foreign currency debt includes financial bonds, borrowings, call monies and repurchase selling denominated in foreign currencies and such other similar debt instruments denominated in a foreign currency as designated by the governor of the Financial Supervisory Service. “Foreign currency safe assets” are defined as cash denominated in foreign currency, deposits denominated in foreign currency with a central bank or financial institutions rated A or above, bonds issued or guaranteed by a government or central bank rated A or above or corporate bonds issued or guaranteed by corporations rated A or above. Under the regulation, Kookmin Bank is also required to maintain a minimum “mid- to long-term foreign exchange funding ratio” of 100%. “Mid-to long term foreign exchange funding ratio” refers to the ratio of (1) the total outstanding amount of foreign exchange borrowing with a maturity of more than one year to (2) the total outstanding amount of foreign exchange lending with a maturity of one year or more.

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

Interest Rates

Korean banks generally depend on deposits as their primary funding source. Under the Act on Registration of Credit Business and Protection of Finance Users, interest rates on loans made by registered banks in Korea may not exceed 39% per annum. Historically, interest rates on deposits and lending rates were regulated by the Monetary Policy Committee. Controls on deposit interest rates in Korea have been gradually reduced and, in February 2004, the Korean government removed restrictions on all interest rates, except for the prohibition on interest payments on current account deposits. This deregulation process has increased competition for deposits based on interest rates offered and, therefore, may increase a bank’s interest expense.

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

•

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

Credit Card Business

General

In order to enter the credit card business, a company must register with the Financial Services Commission. Credit card businesses are governed by the Specialized Credit Financial Business Act, enacted on August 28, 1997 and last amended on October 8, 2011, which sets forth specific requirements with respect to the credit card business as well as generally prohibiting unsound business practices relating to the credit card business which may infringe on the rights of credit card holders or negatively affect the soundness of the credit card industry. Credit card companies, including our wholly-owned subsidiary, KB Kookmin Card Co., Ltd., are regulated by the Financial Services Commission and the Financial Supervisory Service.

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

The following chart provides an overview of our structure, including our significant subsidiaries and our ownership of such subsidiaries as of the date of this annual report:

Our largest subsidiary is Kookmin Bank, the assets of which represented approximately 92.4% of our total assets as of December 31, 2011. The following table provides summary information for our operating subsidiaries that are consolidated in our consolidated financial statements as of and for the year ended December 31, 2011, including their consolidated total assets, operating revenue, profit (loss) and total equity:

Subsidiary	Total Assets		Operating Revenue		Profit (Loss)		Total Equity
	(in millions of Won)
Kookmin Bank	(Won)	256,512,260	(Won)	22,274,350	(Won)	2,047,881	(Won)	19,068,405
KB Kookmin Card Co., Ltd.		13,349,351		2,426,030		319,794		2,782,210
KB Investment & Securities Co., Ltd.		3,314,875		787,354		28,169		522,519
KB Life Insurance Co., Ltd.		4,515,809		1,220,799		18,572		354,688
KB Asset Management Co., Ltd.		177,691		83,855		(5,655)		120,079
KB Real Estate Trust Co., Ltd.		251,228		51,564		15,405		144,644
KB Investment Co., Ltd.		498,506		61,574		9,322		116,062
KB Credit Information Co., Ltd.		30,529		54,874		(2,391)		22,460
KB Data Systems Co., Ltd.		30,590		117,467		2,148		16,220

Further information regarding our subsidiaries is provided below:

•

Kookmin Bank was established in Korea in 2001 as a result of the merger of the former Kookmin Bank (established in 1963) and H&CB (established in 1967). Kookmin Bank provides a wide range of banking and other financial services to individuals, small- and medium-sized enterprises and large corporations in Korea. As of December 31, 2011, Kookmin Bank was the largest commercial bank in Korea based upon total assets (including loans) and deposits. As of December 31, 2011, Kookmin Bank had approximately 26.7 million customers, with 1,165 branches nationwide.

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

•	KB Life Insurance Co., Ltd., was established in Korea in April 2004 to provide life insurance and wealth management products primarily through our branch network.

•	KB Asset Management Co., Ltd. was established in Korea in April 1988 as a subsidiary of Citizens Investment Trust Company to provide investment advisory services.

•	KB Real Estate Trust Co., Ltd. was established in Korea in December 1996 to provide real estate development and brokerage services by managing trusts related to the real estate industry.

•	KB Investment Co., Ltd. was established in Korea in March 1990 to invest in and finance small- and medium-sized enterprises.

•	KB Credit Information Co., Ltd. was established in Korea in October 1999 to collect delinquent loans and to check credit history.

•	KB Data Systems Co., Ltd. was established in Korea in September 1991 to provide software services to us and other financial institutions.

•

KB Savings Bank Co., Ltd. was established in Korea in January 2012 to provide small-loan finance services. KB Savings Bank was established in connection with our purchase of assets and assumption of liabilities of Jeil Savings Bank in January 2012.

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

As of December 31, 2011, we had a countrywide network of 1,165 banking branches and sub-branches, as well as 58 branches for our other operations including credit information, real estate, investment banking and insurance-related businesses. Approximately one-quarter of these facilities are housed in buildings owned by us, while the remaining branches are leased properties. Lease terms are generally from two to three years and seldom exceed five years. We also have subsidiaries in Hong Kong, Cambodia and the United Kingdom and branches of Kookmin Bank in Tokyo in Japan, Auckland in New Zealand, New York in the United States, Guangzhou, Harbin and Suzhou in China and Ho Chi Minh City in Vietnam, as well as a representative office of Kookmin Bank in Hanoi in Vietnam. We do not own any material properties outside of Korea.

The net carrying amount of all the properties owned by us at December 31, 2011 was (Won)2,919 billion.

Item 4.A.	UNRESOLVED STAFF COMMENTS

We do not have any unresolved comments from the U.S. Securities and Exchange Commission staff regarding our periodic reports under the Securities Exchange Act of 1934, as amended, or the Exchange Act.

Item 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Item 5A.	Operating Results

Overview

The following discussion is based on our consolidated financial statements, which have been prepared in accordance with IFRS as issued by the IASB. The consolidated financial statements include the accounts of subsidiaries over which substantive control is exercised through majority ownership of voting stock and/or other means. Investments in jointly controlled entities and associates (companies over which we have the ability to exercise significant influence) are accounted for by the equity method of accounting.

Trends in the Korean Economy

Our financial position and results of operations have been and will continue to be significantly affected by financial and economic conditions in Korea. Substantial growth in lending in Korea to small- and medium-sized enterprises in recent years, and financial difficulties experienced by such enterprises as a result of, among other things, adverse economic conditions in Korea and globally from the second half of 2008, have generally led to increasing delinquencies and a deterioration in overall asset quality in the credit exposures of Korean banks to small- and medium-sized enterprises. In 2011, we recorded charge-offs of (Won)1,274 billion in respect of our loans to small- and medium-sized enterprises, compared to charge-offs of (Won)1,541 billion in 2010. In light of the difficult financial condition and liquidity position of small- and medium-sized enterprises in Korea since the second half of 2008, the Korean government introduced measures intended to encourage Korean banks to provide financial support to small- and medium-sized enterprise borrowers. See “Item 3D. Risk Factors—Risks relating to our small- and medium-sized enterprise loan portfolio—We have significant exposure to small- and medium-sized enterprises, and any financial difficulties experienced by these customers may result in a deterioration of our asset quality and have an adverse impact on us.”

In recent years, commercial banks, consumer finance companies and other financial institutions in Korea have also made significant investments and engaged in aggressive marketing in retail lending (including mortgage and home equity loans), leading to substantially increased competition in this segment. The rapid growth in retail lending, together with adverse economic conditions since the second half of 2008, have generally led to increasing delinquencies and a deterioration in asset quality. In 2011, we recorded charge-offs of (Won)287 billion and provision for loan losses of (Won)296 billion in respect of our retail loan portfolio, compared to charge-offs of (Won)274 billion and provision for loan losses of (Won)265 billion in 2010. In June 2011, the Korean government announced a set of policy objectives to curtail the rapid growth of consumer lending by commercial banks, consumer finance companies and other financial institutions, as well as measures to encourage the increased use of fixed interest rates in consumer lending and to strengthen the protection of retail borrowers. See “Item 3D. Risk Factors—Risks relating to our retail credit portfolio.”

The Korean economy is closely tied to, and is affected by developments in, the global economy. During the second and third quarter of 2007, credit markets in the United States started to experience difficult conditions and volatility that in turn affected worldwide financial markets. In particular, in late July and early August 2007, market uncertainty in the U.S. sub-prime mortgage sector increased dramatically and further expanded to other markets such as those for leveraged finance, collateralized debt obligations and other structured products. In September and October 2008, liquidity and credit concerns and volatility in the global financial markets increased significantly with the bankruptcy or acquisition of, and government assistance to, several major U.S. and European financial institutions. These developments resulted in reduced liquidity, greater volatility, widening of credit spreads and a lack of price transparency in the United States and global financial markets. In response to such developments, legislators and financial regulators in the United States and other jurisdictions, including Korea, implemented a number of policy measures designed to add stability to the financial markets, including the provision of direct and indirect assistance to distressed financial institutions. In addition, in line with similar actions taken by monetary authorities in other countries, from the third quarter of 2008 to the first quarter of 2009, the Bank of Korea decreased its policy rate by a total of 325 basis points in order to address financial market instability and to help combat the slowdown of the domestic economy. However, while the rate of deterioration of the global economy has slowed since the second half of 2009, with some signs of stabilization and improvement, the overall prospects for the Korean and global economy in 2012 and beyond remain uncertain. For example, commencing in the second half of 2011, the global financial markets have experienced significant volatility as a result of, among other things, the downgrading by Standard & Poor’s Rating Services of the long-term sovereign credit rating of the United States to “AA+” from “AAA” in August 2011 and the financial difficulties affecting many other governments worldwide, in particular in Greece, Spain, Italy and other countries in Europe. In addition, measures adopted by the international community to sanction Iran for its nuclear weapons program, as well as political instability in various countries in the Middle East and Northern Africa, including in Egypt, Tunisia, Libya, Syria and Yemen, have resulted in volatility and uncertainty in the global energy markets. These or other developments could potentially trigger another financial and economic crisis. Furthermore, while many governments worldwide are implementing “exit strategies,” in the form of reduced government spending or otherwise, with respect to the economic stimulus measures adopted in response to the global financial crisis, such strategies may, for reasons related to timing, magnitude or other factors, have the unintended consequence of prolonging or worsening global economic and financial difficulties. In light of the high level of interdependence of the global economy, any of the foregoing developments could have a material adverse effect on the Korean economy and financial markets, and in turn on our business, financial condition and results of operations.

We are also exposed to adverse changes and volatility in global and Korean financial markets as a result of our liabilities and assets denominated in foreign currencies and our holdings of trading and investment securities, including structured products. Since the second half of 2008, the value of the Won relative to major foreign currencies in general and the U.S. dollar in particular has fluctuated widely. See “Item 3A. Selected Financial Data—Exchange Rates.” A depreciation of the Won will increase our cost in Won of servicing our foreign currency-denominated debt, while continued exchange rate volatility may also result in foreign exchange losses for us. Furthermore, as a result of adverse global and Korean economic conditions, there has been significant volatility in securities prices, including the stock prices of Korean and foreign companies in which we hold an interest. Such volatility has resulted in and may lead to further trading and valuation losses on our trading and investment securities portfolio as well as impairment losses on our investments accounted for under the equity method, including our noncontrolling equity stake in JSC Bank CenterCredit, a Kazakhstan bank, the initial stake in which we acquired in 2008. See “Item 4B. Business Overview—Capital Markets Activities and International Banking—International Banking.”

As a result of volatile conditions and weakness in the Korean and global economies, as well as factors such as the uncertainty surrounding the global financial markets, fluctuations in oil and commodity prices, interest and exchange rate fluctuations, higher unemployment, lower consumer confidence, increases in inflation rates, potential tightening of fiscal and monetary policies and continued tensions with North Korea, the economic outlook for the financial services sector in Korea in 2012 and for the foreseeable future remains uncertain.

Acquisitions

In January 2012, we established KB Savings Bank to provide small-loan finance services to retail customers. KB Savings Bank was established in connection with our purchase of the assets of Jeil Savings Bank and assumption of its liabilities pursuant to a purchase and assumption agreement among Jeil Savings Bank, the Korea Deposit Insurance Corporation and us. In connection with such purchase and assumption, we recognized an acquisition of (Won)2,546 billion of assets and an assumption of (Won)2,654 billion of liabilities and also (Won)108 billion of goodwill. Under the purchase and assumption agreement, we have the right to transfer to the Korea Deposit Insurance Corporation a portion of the assets we purchased and related liabilities we assumed, subject to certain conditions, by May 2012. See Note 44 of the notes to our consolidated financial statements included elsewhere in this annual report.

New Basel Capital Accord

Beginning in 2008, the Financial Supervisory Service implemented Basel II in Korea, which has substantially affected the way risk is measured among Korean financial institutions, including Kookmin Bank. Building upon the initial Basel Capital Accord of 1988, which focused primarily on credit risk and market risk and on capital adequacy and asset soundness as measures of risk, Basel II expands this approach to contemplate additional areas of risk such as operational risk when calculating risk-weighted assets. While the implementation of Kookmin Bank’s internal ratings-based approach in 2008 increased its capital adequacy ratio and led to a decrease in its credit risk-related capital requirements as compared to those under its previous approach under the initial Basel Capital Accord of 1988, there can be no assurance that such internal ratings-based approach under Basel II will not require an increase in Kookmin Bank’s credit risk capital requirements in the future, which may require Kookmin Bank to either improve its asset quality or raise additional capital. See “Item 5B. Liquidity and Capital Resources—Financial Condition—Capital Adequacy.”

In December 2009, the Basel Committee on Banking Supervision introduced a new set of measures to supplement Basel II which include, among others, a requirement for higher minimum capital, introduction of a leverage ratio as a supplementary measure to the capital adequacy ratio and flexible capital requirements for different phases of the economic cycle. Additional details regarding such new measures, including an additional capital conservation buffer and countercyclical capital buffer, liquidity coverage ratio and other supplemental measures, were announced by the Group of Governors and Heads of Supervision of the Basel Committee on Banking Supervision in September 2010. After further impact assessment and observation periods, the Basel Committee on Banking Supervision is expected to begin implementing the new set of measures, referred to as Basel III, from 2013. In Korea, Basel III is expected to be implemented in stages from 2013 to 2019. The implementation of Basel III in Korea may have a significant effect on the capital requirements of Korean financial institutions, including us.

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

	June 29, 2007		Dec. 31, 2007		June 30, 2008		Dec. 30, 2008		June 30, 2009		Dec. 30, 2009		June 30, 2010		Dec. 30, 2010		June 30, 2011		Dec. 29, 2011
KOSPI		1,743.60		1,897.13		1,674.92		1,124.47		1,390.07		1,682.77		1,698.29		2,051.0		2,100.69		1,825.74
(Won)/US$ exchange rates (1)	(Won)	922.6	(Won)	935.8	(Won)	1,046.8	(Won)	1,262.00	(Won)	1,273.5	(Won)	1,163.7	(Won)	1,273.5	(Won)	1,163.7	(Won)	1,066.3	(Won)	1,158.5
Corporate bond rates (2)		5.64%		6.94%		6.88%		8.12%		5.61%		5.70%		4.96%		4.30%		4.49%		4.22%
Treasury bond rates (3)		5.26%		5.74%		5.90%		3.41%		4.16%		4.41%		3.86%		3.38%		3.76%		3.34%

(1)	Represents the noon buying rate on the dates indicated.
(2)	Measured by the yield on three-year Korean corporate bonds rated as A+ by the Korean credit rating agencies.
(3)	Measured by the yield on three-year treasury bonds issued by the Ministry of Strategy and Finance of Korea.

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

Impairment of Loans and Allowances for Loan Losses

We evaluate our loan portfolio for impairment on an ongoing basis. We have established allowances for loan losses, which are available to absorb probable losses that have been incurred in our loan portfolio as of the balance sheet date. If we believe that additions or changes to the allowances for loan losses are required, we record a provision for loan losses (as part of our provision for credit losses), which is treated as a charge against current income. Loan exposures that we deem to be uncollectible, including actual loan losses, net of recoveries of previously written-off amounts, are charged directly against the allowances for loan losses.

Our accounting policies for losses arising from the impairment of loans and allowances for loan losses are described in Note 3.6 of the notes to our consolidated financial statements. We base the level of our allowances for loan losses on an evaluation of the risk characteristics of our loan portfolio. The evaluation considers factors such as historical loss experience, the financial condition of our borrowers and current economic conditions.

Allowances represent our management’s best estimate of losses incurred in the loan portfolio as of the balance sheet date. Our management is required to exercise judgment in making assumptions and estimates when calculating loan allowances on both individually and collectively assessed loans.

The determination of the allowances required for loans which are deemed to be individually significant often requires the use of considerable management judgment concerning such matters as economic conditions, the financial performance of the counterparty and the value of any collateral held for which there may not be a readily accessible market. Once we have identified loans as impaired, we generally value them either based on the present value of expected future cash flows discounted at the loan’s effective interest rate or, as a practical expedient, at a loan’s observable market price or the fair value of the collateral if a loan is collateral dependent. The actual amount of the future cash flows and their timing may differ from the estimates used by our management and consequently may cause actual losses to differ from the reported allowances.

The allowances for portfolios of smaller-balance homogenous loans, such as those to individuals and small business customers, and for those loans which are individually significant but for which no objective evidence of impairment exists, are determined on a collective basis. The collective allowances are calculated on a portfolio basis using statistical models which incorporate numerous estimates and judgments. We perform a regular review of the models and underlying data and assumptions.

Our consolidated financial statements for the year ended December 31, 2011 included total allowances for loan losses of (Won)3,448 billion as of that date. Our total loan charge-offs, net of recoveries, amounted to (Won)1,691 billion and we recorded a provision for loan losses (which forms a part of the provision for credit losses, together with provisions for unused loan commitments, acceptances and guarantees, financial guarantee contracts and other financial assets) of (Won)1,645 billion in 2011.

We believe that the accounting estimates related to our impairment of loans and allowances for loan losses are a “critical accounting policy” because: (1) they are highly susceptible to change from period to period because they require us to make assumptions about future default rates and losses relating to our loan portfolio; and (2) any significant difference between our estimated loan losses (as reflected in our allowances for loan losses) and actual loan losses could require us to take an additional provision which, if significant, could have a material impact on our profit. Our assumptions about estimated losses require significant judgment because actual losses have fluctuated in the past and are expected to continue to do so, based on a variety of factors.

Valuation of Financial Instruments

Our accounting policy for determining the fair value of financial instruments is described in Notes 3.3 and 6 of the notes to our consolidated financial statements.

The best evidence of fair value is a quoted price in an actively traded market. In the event that the market for a financial instrument is not active, a valuation technique is used. The majority of valuation techniques employ only observable market data and, as such, the reliability of the fair value measurement is high. However, certain financial instruments are valued on the basis of valuation techniques that feature one or more significant market inputs that are unobservable. Valuation techniques that rely to a greater extent on unobservable inputs require a higher level of management judgment to calculate a fair value than those based wholly on observable inputs.

Valuation techniques used to calculate fair values are discussed in Note 6.2 of the notes to our consolidated financial statements. The main assumptions and estimates which our management considers when applying a model with valuation techniques are:

•

The likelihood and expected timing of future cash flows on the instrument. These cash flows are usually governed by the terms of the instrument, although judgment may be required when the ability of the counterparty to service the instrument in accordance with the contractual terms is in doubt. Future cash flows may be sensitive to changes in market rates.

•

Selecting an appropriate discount rate for the instrument. The determination of this rate is based on an assessment of what a market participant would regard as the appropriate spread of the rate for the instrument over the appropriate risk-free rate.

•	Judgment to determine what model to use to calculate fair value in areas where the choice of valuation model is particularly subjective (for example, valuation of complex derivative products).

The financial instruments carried at fair value have been categorized under the three levels of the IFRS fair value hierarchy as follows:

•	Level 1: Quoted prices in active markets for identical assets or liabilities.

•	Level 2: Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities.

•	Level 3: Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

The fair value hierarchy requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. Fair value is a market-based measure considered from the perspective of a market participant. As such, even when market assumptions are not readily available, our own assumptions are intended to reflect those that market participants would use in pricing the asset or liability at the measurement date.

For financial instruments traded in the over-the-counter market, we measure the fair value of such instruments as the arithmetic mean of prices obtained from Korea Asset Pricing (an affiliate of Fitch Ratings), KIS Pricing (an affiliate of Moody’s Investors Service) and NICE Pricing Service, all three of which are recognized as major qualified independent pricing services in Korea. There are extremely rare cases where we do not receive price quotes from all three of the pricing services described above. In such cases, we contact the pricing service which did not submit a price quote to discuss the reason why it cannot provide a price and, following such discussion, we use the arithmetic mean of only the prices obtained from the other pricing services so long as there is no reason to believe that the prices that have been submitted are inadequate. We generally do not adjust the prices we obtain from these independent pricing services, as the variance among such prices is insignificant in most cases (primarily because most of the financial instruments we hold consist of government bonds and highly-rated corporate bonds, there is a high volume of transactions in the over-the-counter market and actual transaction prices are monitored and referenced by the pricing services).

Our consolidated financial statements for the year ended December 31, 2011 included financial assets measured at fair value using a valuation technique of (Won)17,614 billion, representing 56.5% of total financial assets measured at fair value, and financial liabilities measured at fair value using a valuation technique of (Won)2,739 billion, representing 79.4% of total financial liabilities measured at fair value. As used herein, the fair value using a valuation technique means the fair value at Level 2 and Level 3 in the fair value hierarchy.

We believe that the accounting estimates related to the determination of the fair value of financial instruments are a “critical accounting policy” because: (1) they may be highly susceptible to change from period to period based on factors beyond our control; and (2) any significant difference between our estimate of the fair value of these financial instruments on any particular date and either their estimated fair value on a different date or the actual proceeds that we receive upon sale of these financial instruments could result in valuation losses or losses on disposal which may have a material impact on our profit. Our assumptions about the fair value of financial instruments we hold require significant judgment because actual valuations have fluctuated in the past and are expected to continue to do so, based on a variety of factors.

Deferred Income Tax Assets

Our accounting policy for the recognition of deferred income tax assets is described in Notes 3.21 and 16 of the notes to our consolidated financial statements. The recognition of deferred income tax assets relies on an assessment of the probability and sufficiency of future taxable profits, future reversals of existing taxable temporary differences and ongoing tax planning strategies.

We recognize deferred income tax assets and liabilities for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, unused tax losses and unused tax credits. Deferred income tax assets are recognized only to the extent it is probable that sufficient taxable profit will be available against which those deductible temporary differences, unused tax losses or unused tax credits can be utilized. This assessment requires significant management judgment and assumptions. In determining the amount of deferred income tax assets, we use historical tax capacity and profitability information and, if relevant, forecasted operating results, based upon approved business plans, including a review of the eligible carry-forward periods, available tax planning opportunities and other relevant considerations.

Our consolidated financial statements for the year ended December 31, 2011 included deferred income tax assets and liabilities of (Won)22 billion and (Won)221 billion, respectively, as of that date, after offsetting of (Won)1,111 billion of deferred income tax liabilities and assets.

We believe that the estimates related to our recognition and measurement of deferred income tax assets are a “critical accounting policy” because: (1) they may be highly susceptible to change from period to period based on our assumptions regarding our future profitability; and (2) any significant difference between our estimates of future profits on any particular date and estimates of such future profits on a different date could result in an income tax expense or benefit which may have a material impact on our profit from period to period. Our assumptions about our future profitability require significant judgment and are inherently subjective.

Results of Operations

Comparison of 2011 to 2010

Net Interest Income

The following table shows, for the periods indicated, the principal components of our net interest income:

	Year Ended December 31,				Percentage change
	2010		2011
	(in billions of Won)				(%)
Interest income
Cash and interest earning deposits in other banks	(Won)	38	(Won)	75	97.4%
Loans		11,512		12,412	7.8
Financial investments (debt securities) (1)		1,502		1,469	(2.2)

Total interest income		13,052		13,956	6.9

Interest expense
Deposits		4,709		4,945	5.0
Debts		306		399	30.4
Debentures		1,863		1,508	(19.1)

Total interest expense		6,878		6,852	(0.4)

Net interest income	(Won)	6,174	(Won)	7,104	15.1

Net interest margin (2)		2.58%		2.88%

Notes:

(1)	Consists of debt securities in our available-for-sale and held-to-maturity financial asset portfolios.
(2)	The ratio of net interest income to average interest earning assets. See “Item 3A. Selected Financial Data—Profitability ratios and other data.”

Interest income. Interest income increased 6.9% from (Won)13,052 billion in 2010 to (Won)13,956 billion in 2011, primarily as a result of a 7.8% increase in interest on loans. The average balance of our interest earning assets increased 3.1% from (Won)239,273 billion in 2010 to (Won)246,627 billion in 2011, principally due to the growth in our loan portfolio. This increase was enhanced by a 21 basis point increase in average yields on our interest earning assets from 5.45% in 2010 to 5.66% in 2011, which reflected an increase in the general level of interest rates in Korea in 2011.

The 7.8% increase in interest on loans from (Won)11,512 billion in 2010 to (Won)12,412 billion in 2011 was primarily the result of:

•

a 10.8% increase in the average volume of home equity loans from (Won)26,524 billion in 2010 to (Won)29,399 billion in 2011, which was enhanced by a 41 basis point increase in average yields on such loans from 4.74% in 2010 to 5.15% in 2011;

•

a 54 basis point increase in average yields on mortgage loans from 4.42% in 2010 to 4.96% in 2011, which was partially offset by a 1.2% decrease in the average volume of such loans from (Won)44,322 billion in 2010 to (Won)43,790 billion in 2011;

•

a 2.7% increase in the average volume of corporate loans from (Won)92,018 billion in 2010 to (Won)94,486 billion in 2011, which was enhanced by a 6 basis point increase in average yields on such loans from 5.37% in 2010 to 5.43% in 2011; and

•

a 35 basis point increase in average yields on other consumer loans from 7.11% in 2010 to 7.46% in 2011, which was enhanced by a 3.9% increase in the average volume of such loans from (Won)28,075 billion in 2010 to (Won)29,179 billion in 2011.

The average yields for home equity loans, mortgage loans, corporate loans and other consumer loans increased mainly as a result of the increase in the general level of interest rates in Korea applicable to such loans from 2010 to 2011. The increase in the average volume of home equity loans mainly reflected higher demand for such loans in Korea. The decrease in the average volume of mortgage loans was primarily a result of initiatives by the Korean government to reduce household debt by tightening rules on mortgage lending in 2011. The increase in the average volume of corporate loans was primarily due to our increased marketing efforts as well as increased demand for such loans in anticipation of higher funding costs due to growing adverse conditions in the global financial markets beginning in the second half of 2011. The increase in the average volume of other consumer loans was principally due to higher demand for such loans in Korea.

Overall, the average volume of our loans increased 3.3%, from (Won)204,945 billion in 2010 to (Won)211,673 billion in 2011, and the average yields on our loans increased by 24 basis points, from 5.62% in 2010 to 5.86% in 2011.

Debt securities in our financial investments portfolio consists of available-for-sale debt securities and held-to-maturity debt securities, including debt securities issued by government-owned or -controlled enterprises or financial institutions and debt securities issued by Korean banks and other financial institutions. The 2.2% decrease in interest on debts securities in our financial investments portfolio from (Won)1,502 billion in 2010 to (Won)1,469 billion in 2011 was the result of a 13 basis point decrease in average yields on such debt securities from 4.63% in 2010 to 4.50% in 2011, as the average volume of such debt securities remained relatively steady at (Won)32,655 billion in 2011 compared to (Won)32,449 billion in 2010. The decrease in average yields on such debt securities was primarily due to an increase in the proportion of monetary stabilization bonds in our financial investments portfolio, which typically feature relatively lower yields compared to other types of debt securities in our financial investments portfolio.

Interest Expense. Interest expense decreased 0.4% from (Won)6,878 billion in 2010 to (Won)6,852 billion in 2011, due mainly to a 19.1% decrease in interest expense on debentures. Such decrease was substantially offset by a 5.0% increase in interest expense on deposits and a 30.4% increase in interest expense on debts. The average volume of interest bearing liabilities increased 1.6% from (Won)223,504 billion in 2010 to (Won)227,158 billion in 2011, principally due to an increase in the average volume of deposits. The effect of this increase was partially offset by a decrease of 6 basis points in the average cost of interest bearing liabilities from 3.08% in 2010 to 3.02% in 2011, which was driven mainly by an increase in the proportion of deposits and debts, which typically feature relatively lower interest rates compared to debentures, in our funding portfolio.

The 19.1% decrease in interest expense on debentures from (Won)1,863 billion in 2010 to (Won)1,508 billion in 2011 resulted primarily from a 21.5% decrease in the average volume of long-term debentures from (Won)32,313 billion in 2010 to (Won)25,352 billion in 2011. The effect of such decrease was partially offset by a 7 basis point increase in the average cost of long-term debentures from 5.50% in 2010 to 5.57% in 2011. The decrease in the average volume of long-term debentures mainly reflected decreased use of long-term debentures to meet our funding needs, while the increase in the average cost of such debentures was primarily attributable to the general increase in market interest rates in Korea, including for such debentures.

The 5.0% increase in interest expense on deposits from (Won)4,709 billion in 2010 to (Won)4,945 billion in 2011 was primarily due to:

•

a 10.7% increase in the average volume of time deposits from (Won)112,621 billion in 2010 to (Won)124,713 billion in 2011, which was enhanced by a 6 basis point increase in the average cost of such deposits from 3.60% in 2010 to 3.66% in 2011; and

•

a 15 basis point increase in the average cost of demand deposits from 0.43% in 2010 to 0.58% in 2011, which was enhanced by a 10.0% increase in the average volume of such deposits from (Won)48,919 billion in 2010 to (Won)53,824 billion in 2011.

The effect of such increases was partially offset by an 84.2% decrease in the average volume of certificates of deposit from (Won)11,044 billion in 2010 to (Won)1,746 billion in 2011, which was enhanced by an 11 basis point decrease in the average cost of such deposits from 4.00% in 2010 to 3.89% in 2011.

The increase in the average volume of time deposits and demand deposits mainly reflected higher demand in Korea for lower-risk financial products as well as deposit products from larger commercial banks as opposed to smaller and higher-risk savings banks, in light of continued financial market volatility in 2011.

The increase in the average cost of demand deposits and time deposits was principally due to the increase in the general level of interest rates in Korea in 2011. The decrease in the average volume of certificates of deposit resulted primarily from our continuing efforts to convert our certificates of deposit into other deposits in order to comply with new loan-to-deposit ratio requirements set by the Financial Supervisory Service, which exclude certificates of deposit from the calculation of total deposits for purposes of determining compliance with such ratio requirements. The decrease in the average cost of certificates of deposit mainly reflected our decreased emphasis in marketing certificates of deposit, which resulted in lower pricing of such deposits.

Overall, the average volume of our deposits increased by 4.5% from (Won)172,584 billion in 2010 to (Won)180,283 billion in 2011, while the average cost of our deposits remained relatively steady at 2.74% in 2011 compared to 2.73% in 2010.

Net interest margin. Net interest margin represents the ratio of net interest income to average interest earning assets. Our overall net interest margin increased from 2.58% in 2010 to 2.88% in 2011, as a 15.1% increase in our net interest income from (Won)6,174 billion in 2010 to (Won)7,104 billion in 2011 outpaced a 3.1% increase in the average volume of our interest earning assets from (Won)239,273 billion in 2010 to (Won)246,627 billion in 2011. The growth in average interest earning assets outpaced a 1.6% increase in average interest bearing liabilities from (Won)223,504 billion in 2010 to (Won)227,158 billion in 2011, while the increase in interest income more than offset the increase in interest expense, resulting in an increase in net interest income. The magnitude of this increase was enhanced by an increase in our net interest spread, which represents the difference between the average yield on our interest earning assets and the average cost of our interest bearing liabilities, from 2.37% in 2010 to 2.64% in 2011. The increase in our net interest spread reflected an increase in the average yield of our interest earning assets, which reflected an increase in the general level of interest rates in Korea in 2011, coupled with a decrease in the average cost of our interest bearing liabilities from 2010 to 2011, which was driven mainly by an increase in the proportion of deposits and debts, which typically feature relatively lower interest rates compared to debentures, in our funding portfolio.

Provision for Credit Losses

Provision for credit losses includes provision for loan losses, provision for unused loan commitments, provision for acceptances and guarantees, provision for financial guarantee contracts and provision for other financial assets, in each case net of reversal of provisions. Our provision for credit losses decreased 47.3% from (Won)2,871 billion in 2010 to (Won)1,513 billion in 2011, primarily due to a decrease in provision for loan losses in respect of our corporate loans. Such decrease resulted mainly from an improvement in the overall asset quality of our corporate loans. For a discussion of our loan loss provisioning policy, see “Item 4B. Business Overview—Assets and Liabilities—Loan Portfolio—Provisioning Policy.”

In accordance with the guidelines of the Financial Supervisory Service, if our provision for loan losses are deemed insufficient for regulatory purposes, we compensate for the difference by recording a regulatory reserve for credit losses, which is segregated within retained earnings. See “Item 4B. Business Overview—Assets and Liabilities—Loan Portfolio—Regulatory Reserve for Credit Losses” and Note 25 of the notes to our consolidated financial statements included elsewhere in this annual report.

Our loan write-offs, net of recoveries, decreased 4.3% from (Won)1,767 billion in 2010 to (Won)1,691 billion in 2011, primarily due to a decrease in write-offs of loans to corporate borrowers.

Our provision for acceptances and guarantees and unused loan commitments changed from a provision of (Won)318 billion in 2010 to a reversal of provision of (Won)130 billion in 2011, due primarily to a decrease in provision for refund guarantees issued on behalf of shipbuilding companies.

Allowances for Loan Losses

Under IFRS, we establish allowances for loan losses with respect to loans to absorb such losses. We assess individually significant loans on a case-by-case basis and other loans on a collective basis. In addition, if we determine that no objective evidence of impairment exists for a loan, we include such loan in a group of loans with similar credit risk characteristics and assess them collectively for impairment regardless of whether such loan is significant. For further information on allowances for loan losses, see “—Critical Accounting Policies—Impairment of Loans and Allowances for Loan Losses” and “Item 4B. Business Overview—Assets and Liabilities—Loan Portfolio—Allocation and Analysis of Allowances for Loan Losses under IFRS.”

Corporate Loans. The following table shows, for the periods indicated, certain information regarding our impaired corporate loans:

	As of December 31,
	2010	2011
Impaired corporate loans as a percentage of total corporate loans	3.0%	2.3%
Allowances for loan losses for corporate loans as a percentage of total corporate loans	3.2	2.5
Allowances for loan losses for corporate loans as a percentage of impaired corporate loans	106.8	107.3
Net charge-offs of corporate loans as a percentage of total corporate loans	1.6	1.3

During 2011, impaired corporate loans and allowances for loan losses for corporate loans, each as a percentage of total corporate loans, decreased due to decreases in our impaired corporate loans and allowances for loan losses for such loans. However, allowances for loan losses for corporate loans as a percentage of impaired corporate loans increased during 2011 as a result of the deterioration in the asset quality of loans to the construction and shipbuilding sectors, which led to a worse overall mix of impaired corporate loans.

Retail Loans. The following table shows, for the periods indicated, certain information regarding our impaired retail loans:

	As of December 31,
	2010	2011
Impaired retail loans as a percentage of total retail loans	1.0%	1.0%
Allowances for loan losses for retail loans as a percentage of total retail loans	0.5	0.6
Allowances for loan losses for retail loans as a percentage of impaired retail loans	51.4	59.9
Net charge-offs of retail loans as a percentage of total retail loans	0.1	0.2

During 2011, impaired retail loans as a percentage of total retail loans remained relatively constant. However, a deterioration in the asset quality of our existing impaired retail loans led to a worse overall mix of impaired retail loans, which caused the level of allowances for loan losses as a percentage of both total retail loans and impaired retail loans to increase.

Credit Card Balances. The following table shows, for the periods indicated, certain information regarding our impaired credit card balances:

	As of December 31,
	2010	2011
Impaired credit card balances as a percentage of total credit card balances	0.6%	0.9%
Allowances for loan losses for credit card balances as a percentage of total credit card balances	2.6	2.8
Allowances for loan losses for credit card balances as a percentage of impaired credit card balances	418.3	327.9
Net charge-offs as a percentage of total credit card balances	1.1	1.7

During 2011, impaired credit card balances and allowances for loan losses for credit card balances, each as a percentage of total credit card balances, increased due to growth in our impaired credit card balances and allowances for loan losses for credit card balances. However, the increase in our impaired credit card balances outpaced the increase in our allowances for loan losses for credit card balances, resulting in a decrease in the level of allowances for loan losses for credit card balances as a percentage of impaired credit card balances.

Net Fee and Commission Income

The following table shows, for the periods indicated, the components of our net fee and commission income:

	Year Ended December 31,				Percentage change
	2010		2011
	(in billions of Won)				(%)
Fee and commission income	(Won)	2,482	(Won)	2,830	14.0%
Fee and commission expense		(777)		(1,035)	33.2

Net fee and commission income	(Won)	1,705	(Won)	1,795	5.3

Our net fee and commission income increased 5.3% from (Won)1,705 billion in 2010 to (Won)1,795 billion in 2011, as a 14.0% increase in fee and commission income from (Won)2,482 billion in 2010 to (Won)2,830 billion in 2011 outpaced a 33.2% increase in fee and commission expense from (Won)777 billion in 2010 to (Won)1,035 billion in 2011. The 14.0% increase in fee and commission income was mainly the result of an increase in other business account commission on consignment from (Won)44 billion in 2010 to (Won)174 billion in 2011 and an increase in agent activity fees from (Won)136 billion in 2010 to (Won)238 billion in 2011. The almost three-fold increase in other business account commission on consignment mainly resulted from our receipt of (Won)137 billion in accrued but unpaid fees from the Ministry of Land, Transport and Maritime Affairs relating to our management of the National Housing Fund from January 2007 to June 2010. The 75.0% increase in agent activity fees was principally due to an increase in our commission income from our bancassurance business.

The 33.2% increase in fee and commission expense was primarily due to an increase in credit card related fees and commissions paid from (Won)541 billion in 2010 to (Won)839 billion in 2011, which was partially offset by a 9.4% increase in credit card related fees and commissions received from (Won)1,044 billion in 2010 to (Won)1,142 billion in 2011, which is recorded as part of fee and commission income. The 55.1% increase in credit card related fees and commissions paid resulted mainly from increases in benefits and rewards provided to our credit card users and marketing expenses.

For further information regarding our net fee and commission income, see Note 27 of the notes to our consolidated financial statements included elsewhere in this annual report.

Net Gain on Financial Assets and Liabilities at Fair Value through Profit and Loss

The following table shows, for the periods indicated, the components of our net gain on financial assets and liabilities at fair value through profit and loss:

	Year Ended December 31,				Percentage change
	2010		2011
	(in billions of Won)				(%)
Net gain on financial assets held-for-trading	(Won)	361	(Won)	181	(49.9)%
Net gain on derivatives held-for-trading		570		907	59.1
Net loss on financial liabilities held-for-trading		(117)		(59)	(49.6)
Net gain on financial instruments designated at fair value through profit or loss		1		7	600.0

Net gain on financial assets and liabilities at fair value through profit or loss	(Won)	815	(Won)	1,036	27.1

Our net gain on financial assets and liabilities at fair value through profit or loss increased 27.1% from (Won)815 billion in 2010 to (Won)1,036 billion in 2011, primarily as a result of a 59.1% increase in net gain on derivatives held-for-trading from (Won)570 billion in 2010 to (Won)907 billion in 2011, which was offset in part by a 49.9% decrease in net gain on financial assets held-for-trading from (Won)361 billion in 2010 to (Won)181 billion in 2011. The increase in net gain on derivatives held-for-trading was principally due to a 25.1% increase in gain on currency derivatives held-for-trading from (Won)708 billion in 2010 to (Won)886 billion in 2011. The decrease in net gain on financial assets held-for-trading mainly reflected a 35.0% decrease in net gain on debt securities held-for-trading from (Won)320 billion in 2010 to (Won)208 billion in 2011. For further information regarding our net gain on financial assets and liabilities at fair value through profit or loss, see Note 28 of the notes to our consolidated financial statements included elsewhere in this annual report.

General and Administrative Expenses

The following table shows, for the periods indicated, the components of our general and administrative expenses:

	Year Ended December 31,				Percentage change
	2010		2011
	(in billions of Won)				(%)
Employee compensation and benefits	(Won)	2,407	(Won)	1,871	(22.3)%
Depreciation and amortization		348		343	(1.4)
Other general and administrative expenses		1,612		1,718	6.6

General and administrative expenses	(Won)	4,367	(Won)	3,932	(10.0)

Our general and administrative expenses decreased 10.0% from (Won)4,367 billion in 2010 to (Won)3,932 billion in 2011, primarily as a result of a 22.3% decrease in employee compensation and benefits from (Won)2,407 billion in 2010 to (Won)1,871 billion in 2011. Such decrease in employee compensation and benefits was principally due to a 98.2% decrease in termination benefits from (Won)654 billion in 2010 to (Won)12 billion in 2011, which mainly reflected special termination benefits paid in the fourth quarter of 2010 in connection with our voluntary early retirement program, which was not repeated in 2011.

Net Other Operating Expenses

The following table shows, for the periods indicated, the components of our net other operating expenses:

	Year Ended December 31,				Percentage change
	2010		2011
	(in billions of Won)				(%)
Other operating income	(Won)	3,773	(Won)	3,684	(2.4)%
Other operating expenses		(4,841)		(4,776)	(1.3)

Net other operating expenses	(Won)	(1,068)	(Won)	(1,092)	2.2

Our net other operating expenses increased 2.2% from (Won)1,068 billion in 2010 to (Won)1,092 billion in 2011, as a 2.4% decrease in other operating income from (Won)3,773 billion in 2010 to (Won)3,684 billion in 2011 outpaced a 1.3% decrease in other operating expenses from (Won)4,841 billion in 2010 to (Won)4,776 billion in 2011.

Other operating income includes principally gain on foreign exchange transactions, income related to insurance, revenue related to available-for-sale financial assets and other income. The 2.4% decrease in other operating income was attributable mainly to a 21.1% decrease in gain on foreign exchange transactions from (Won)1,981 billion in 2010 to (Won)1,563 billion in 2011, the effect of which was partially offset by a 206.7% increase in gain on sale of available-for-sale financial assets from (Won)180 billion in 2010 to (Won)552 billion in 2011. The decrease in gain on foreign exchange transactions, which was principally due to reduced exchange rate volatility, was partially offset by a corresponding decrease in loss on foreign exchange transactions, which is recorded as part of other operating expenses. On a net basis, our net loss on foreign exchange transactions increased 61.3% from (Won)400 billion in 2010 to (Won)645 billion in 2011. The increase in gain on sale of available-for-sale financial assets was principally due to gains from disposal of our shares of Hyundai Engineering and Construction Co., Ltd. in 2011.

Other operating expenses include principally loss on foreign exchange transactions, expenses related to insurance, expenses related to available-for-sale financial assets and other expenses. The 1.3% decrease in other operating expenses was primarily the result of a 7.3% decrease in loss on foreign exchange transactions from

(Won)2,381 billion in 2010 to (Won)2,208 billion in 2011, the effect of which was partially offset by a 9.2% increase in other expenses from (Won)1,300 billion in 2010 to (Won)1,419 billion in 2011. The decrease in loss on foreign exchange transactions, which reflected reduced exchange rate volatility, was more than offset by a corresponding decrease in gain on foreign exchange transactions, which is recorded as part of other operating income as discussed above. The increase in other expenses was principally due to an increase in provision for derivatives.

Expenses related to available-for-sale financial assets include impairment loss on such assets, which increased 6.0% from (Won)48 billion in 2010 to (Won)51 billion in 2011. Unrealized gains and losses (other than impairment losses) on available-for-sale and held-to-maturity financial assets are recorded in our consolidated statements of financial position as part of accumulated other comprehensive income, under total equity. In 2011, we recorded a net decrease in the value of such financial investments of (Won)243 billion as part of other accumulated other comprehensive income (loss), principally as a result of a decrease in unrealized gain on our shares of Hyundai Engineering and Construction following our disposal of such shares in 2011 and realization of a gain, which was recorded as part of other operating income as discussed above.

For further information regarding our net other operating expenses, see Note 29 of the notes to our consolidated financial statements included elsewhere in this annual report.

Income Tax Expense (Benefit)

Our income tax expense is calculated by adding or subtracting changes in deferred income tax liabilities and assets to income tax amounts payable for the period. Deferred income tax assets are recognized for deductible temporary differences, unused tax losses and unused tax credits, while deferred income tax liabilities are recognized for taxable temporary differences. Temporary differences are those between the carrying values of assets and liabilities for financial reporting purposes and their respective tax bases. Deferred income tax assets, including unused tax losses and credits, are recognized only to the extent it is probable that sufficient taxable profit will be available against which such deferred income tax assets can be utilized. See “—Critical Accounting Policies—Deferred Income Tax Assets.”

Income tax expense changed from an income tax benefit of (Won)71 billion in 2010 to an income tax expense of (Won)832 billion in 2011, mainly as a result of an increase in our profit before income tax, as well as adjustments recognized in 2010 for current tax of prior years, which reduced our tax payable by (Won)172 billion in 2010. The statutory tax rate was 24.2% in 2010 and 2011. Our effective tax rate was 25.5% in 2011 compared to an effective tax benefit rate of 47.2% in 2010. See Note 32 of the notes to our consolidated financial statements included elsewhere in this annual report.

Profit for the Year

As a result of the above, our profit for the year increased to (Won)2,429 billion in 2011 from (Won)220 billion in 2010.

Results by Principal Business Segment

We compile and analyze financial information for our business segments based upon segment information used by our management for the purposes of resource allocation and performance evaluation. We are organized into six major business segments: retail banking operations, corporate banking operations, other banking operations, credit card operations, investment and securities operations and life insurance operations.

The following table shows, for the periods indicated, our results of operations by segment:

	Profit (Loss) (1) for the Year Ended December 31,				Total Operating Revenue (2) for the Year Ended December 31,
	2010		2011		2010		2011
	(in billions of Won)
Retail banking operations	(Won)	372	(Won)	878	(Won)	2,994	(Won)	3,267
Corporate banking operations		(567)		461		2,363		2,287
Other banking operations		(418)		588		637		1,634
Credit card operations		764		441		1,361		1,402
Investment and securities operations		40		28		138		163
Life insurance operations		18		19		116		115
Other		80		(45)		17		(25)

Total (3)	(Won)	289	(Won)	2,370	(Won)	7,626	(Won)	8,843

(1)	After deduction of income tax allocated to each segment.
(2)	Represents operating revenue from external customers. See Note 5 of the notes to our consolidated financial statements.
(3)	Prior to adjustments for consolidation, inter-segment transactions and certain differences in classification under our management reporting system.

Comparison of 2011 to 2010

Retail Banking Operations

This segment consists of retail banking services provided by Kookmin Bank. The following table shows, for the periods indicated, our income statement data for this segment:

	Year Ended December 31,				Percentage change
	2010		2011		2011/2010
	(in billions of Won)				(%)
Income statement data
Interest income	(Won)	5,050	(Won)	5,723	13.3%
Interest expense		(2,696)		(2,944)	9.2
Net fee and commission income		647		635	(1.9)
Net gain (loss) from financial assets and liabilities at fair value through profit or loss		(104)		(2)	(98.1)
Net other operating income (expense)		98		(200)	N/M (1)
Provision for credit losses		(264)		(302)	14.4
Depreciation and amortization		(147)		(112)	(23.8)
Others		(2,002)		(1,613)	(19.4)

Profit (loss) before income tax		582		1,185	103.6
Tax income (expense) (2)		(210)		(307)	46.2

Profit for the year	(Won)	372	(Won)	878	136.0%

(1)	“N/M” means not meaningful.
(2)	Represents the portion of Kookmin Bank’s income tax allocated to this segment based on profit before income tax.

Our profit before income tax for this segment increased 103.6% from (Won)582 billion in 2010 to (Won)1,185 billion in 2011.

Interest income from our retail banking operations increased 13.3% from (Won)5,050 billion in 2010 to (Won)5,723 billion in 2011. This increase was principally due to an increase in the average yields on mortgage, home equity and other consumer loans, mainly reflecting the increase in the general level of interest rates in Korea applicable to such loans from 2010 to 2011, and an increase in the average volume of home equity and other consumer loans primarily due to an increase in demand for such loans.

Our largest and most important funding source is deposits from retail customers, which represent more than half of our total deposits. Interest expense for this segment increased 9.2% from (Won)2,696 billion in 2010 to (Won)2,944 billion in 2011. This increase was principally due to an increase in the average volume of time deposits held by retail customers, mainly reflecting higher demand in Korea for lower-risk financial products as well as deposit products from larger commercial banks as opposed to smaller and higher-risk savings banks, in light of continued financial market volatility in 2011. Such increase was enhanced by an increase in the average cost of time deposits and demand deposits held by retail customers, which was principally due to the increase in the general level of interest rates in Korea in 2011.

Net fee and commission income attributable to this segment remained relatively constant at (Won)635 billion in 2011 compared to (Won)647 billion in 2010.

Net loss from financial assets and liabilities at fair value through profit or loss attributable to this segment decreased 98.1% from (Won)104 billion in 2010 to (Won)2 billion in 2011, principally as a result of a decrease in valuation loss on derivatives.

Net other operating income attributable to this segment changed from an income of (Won)98 billion in 2010 to an expense of (Won)200 billion in 2011, mainly as a result of an increase in expenses related to inter-segment borrowings.

Provision for credit losses increased 14.4% from (Won)264 billion in 2010 to (Won)302 billion in 2011, mainly reflecting a deterioration in the asset quality of retail loans and an increase in charge-offs of such loans.

Depreciation and amortization attributable to this segment decreased 23.8% from (Won)147 billion in 2010 to (Won)112 billion in 2011.

Other expenses attributable to this segment decreased 19.4% from (Won)2,002 billion in 2010 to (Won)1,613 billion in 2011, principally due to special termination benefits paid in the fourth quarter of 2010 in connection with Kookmin Bank’s voluntary early retirement program, which was not repeated in 2011.

Corporate Banking Operations

This segment consists of corporate banking services provided by Kookmin Bank. The following table shows, for the periods indicated, our income statement data for this segment:

	Year Ended December 31,				Percentage change
	2010		2011		2011/2010
	(in billions of Won)				(%)
Income statement data
Interest income	(Won)	4,906	(Won)	5,107	4.1%
Interest expense		(2,354)		(2,548)	8.2
Net fee and commission income		280		243	(13.2)
Net gain (loss) from financial assets and liabilities at fair value through profit or loss		(4)		(2)	(50.0)
Net other operating income (expense)		(473)		(555)	17.3
Provision for credit losses		(2,393)		(1,007)	(57.9)
Depreciation and amortization		(52)		(38)	(26.9)
Others		(798)		(577)	(27.7)

Profit (loss) before income tax		(888)		623	N/M (1)
Tax income (expense) (2)		321		(162)	N/M (1)

Profit for the year	(Won)	(567)	(Won)	461	N/M (1)

(1)	“N/M” means not meaningful.
(2)	Represents the portion of Kookmin Bank’s income tax allocated to this segment based on profit before income tax.

Our profit before income tax for this segment changed from a loss of (Won)888 billion in 2010 to a profit of (Won)623 billion in 2011.

Interest income from our corporate banking operations increased 4.1% from (Won)4,906 billion in 2010 to (Won)5,107 billion in 2011. This increase was principally due to an increase in the average volume of corporate loans, mainly reflecting our increased marketing efforts as well as increased demand for such loans in anticipation of higher funding costs due to growing adverse conditions in the global financial markets beginning in the second half of 2011. Such increase was enhanced by an increase in the average yield on corporate loans, mainly reflecting the increase in the general level of interest rates in Korea applicable to such loans from 2010 to 2011.

Interest expense for this segment increased 8.2% from (Won)2,354 billion in 2010 to (Won)2,548 billion in 2011. This increase was principally due to an increase in the average volume of time deposits held by corporate customers, mainly reflecting higher demand in Korea for such deposits. Such increase was enhanced by an increase in the average cost of time deposits held by corporate customers, which was principally due to the increase in the general level of interest rates in Korea in 2011.

Net fee and commission income attributable to this segment decreased 13.2% from (Won)280 billion in 2010 to (Won)243 billion in 2011, due primarily to a decrease in fee and commission income from project financing operations.

Net gain from financial assets and liabilities at fair value through profit or loss attributable to this segment decreased by (Won)2 billion from (Won)4 billion in 2010 to (Won)2 billion in 2011.

Net other operating expense attributable to this segment increased 17.3% from (Won)473 billion in 2010 to (Won)555 billion in 2011, mainly as a result of an increase in expenses related to inter-segment borrowings.

Provision for credit losses decreased 57.9% from (Won)2,393 billion in 2010 to (Won)1,007 billion in 2011, mainly reflecting an overall improvement in the asset quality of corporate loans.

Depreciation and amortization attributable to this segment decreased 26.9% from (Won)52 billion in 2010 to (Won)38 billion in 2011.

Other expenses attributable to this segment decreased 27.7% from (Won)798 billion in 2010 to (Won)577 billion in 2011, mainly reflecting special termination benefits paid in the fourth quarter of 2010 in connection with Kookmin Bank’s voluntary early retirement program, which was not repeated in 2011.

Other Banking Operations

This segment primarily consists of Kookmin Bank’s banking operations other than retail and corporate banking operations, including treasury activities and Kookmin Bank’s “back office” administrative operations. The following table shows, for the periods indicated, our income statement data for this segment:

	Year Ended December 31,				Percentage change
	2010		2011		2011/2010
	(in billions of Won)				(%)
Income statement data
Interest income	(Won)	1,582	(Won)	1,529	(3.4)%
Interest expense		(1,305)		(854)	(34.6)
Net fee and commission income		73		503	589.0
Net gain (loss) from financial assets and liabilities at fair value through profit or loss		846		994	17.5
Net other operating income (expense)		(597)		(318)	(46.7)
Provision (reversal of provision) for credit losses		(66)		17	N/M	(1)
Depreciation and amortization		(122)		(146)	19.7
Share of profit of associates and joint ventures		(209)		1	N/M	(1)
Others		(857)		(933)	8.9

Profit (loss) before income tax		(655)		793	N/M	(1)
Tax income (expense) (2)		237		(205)	N/M	(1)

Profit for the year	(Won)	(418)	(Won)	588	N/M	(1)

(1)	“N/M” means not meaningful.
(2)	Represents the portion of Kookmin Bank’s income tax allocated to this segment based on profit before income tax.

Our profit before income tax for this segment changed from a loss of (Won)655 billion in 2010 to a profit of (Won)793 billion in 2011.

Interest income from our other banking operations decreased 3.4% from (Won)1,582 billion in 2010 to (Won)1,529 billion in 2011. This decrease was attributable primarily to a decrease in average yields on debt securities in Kookmin Bank’s financial investments portfolio, due mainly to an increase in the proportion of monetary stabilization bonds in such portfolio, which typically feature relatively lower yields compared to other types of debt securities in such portfolio.

Interest expense for this segment decreased 34.6% from (Won)1,305 billion in 2010 to (Won)854 billion in 2011. This decrease was principally due to a decrease in the average volume of long-term debentures, which mainly reflected decreased use of long-term debentures to meet Kookmin Bank’s funding needs. Such decrease was partially offset by an increase in the average cost of such debentures, which was primarily attributable to the general increase in market interest rates in Korea, including for such debentures.

Net fee and commission income attributable to this segment increased almost six-fold from (Won)73 billion in 2010 to (Won)503 billion in 2011, due primarily to increases in commission income received from KB Kookmin Card, which was spun-off from Kookmin Bank in March 2011, and management fees received from the National Housing Fund.

Net gain from financial assets and liabilities at fair value through profit or loss attributable to this segment increased 17.5% from (Won)846 billion in 2010 to (Won)994 billion in 2011, principally as a result of an increase in net gain on derivatives held-for-trading.

Net other operating expense attributable to this segment decreased 46.7% from (Won)597 billion in 2010 to (Won)318 billion in 2011, mainly as a result of an increase in income from inter-segment lending.

Provision for credit losses changed from a provision of (Won)66 billion in 2010 to a reversal of provision of (Won)17 billion in 2011, mainly reflecting a decrease in provision for receivables from derivatives transactions.

Depreciation and amortization attributable to this segment increased 19.7% from (Won)122 billion in 2010 to (Won)146 billion in 2011.

Share of profit of associates and joint ventures changed from a loss of (Won)209 billion in 2010 to a profit of (Won)1 billion in 2011, principally as a result of a decrease in impairment loss on Kookmin Bank’s investment in JSC Bank CenterCredit as well as a decrease in loss on investments in other associates.

Other expenses attributable to this segment increased 8.9% from (Won)857 billion in 2010 to (Won)933 billion in 2011, primarily as a result of an increase in charitable donations made by Kookmin Bank.

Credit Card Operations

This segment consists of credit card activities, which were conducted by Kookmin Bank in 2010 and January and February of 2011. In March 2011, Kookmin Bank’s credit card business was spun-off to KB Kookmin Card, a newly established company. As such, since March 2011, our credit card activities have been conducted by KB Kookmin Card. The following table shows, for the periods indicated, our income statement data for this segment:

	Year Ended December 31,				Percentage change
	2010		2011		2011/2010
	(in billions of Won)				(%)
Income statement data
Interest income	(Won)	1,318	(Won)	1,381	4.8%
Interest expense		(477)		(480)	0.6
Net fee and commission income (expense)		589		242	(58.9)
Net other operating income (expense)		(68)		(18)	(73.5)
Provision for credit losses		(129)		(207)	60.5
Depreciation and amortization		(12)		(36)	200.0
Others		(211)		(311)	47.4

Profit before income tax		1,010		571	(43.5)
Tax income (expense) (1)		(246)		(130)	(47.2)

Profit for the year	(Won)	764	(Won)	441	(42.3)%

(1)

Represents the portion of Kookmin Bank’s income tax for 2010 and January and February of 2011 allocated to this segment based on profit before income tax, and income tax attributable to KB Kookmin Card for March to December of 2011.

Our profit before income tax for this segment decreased by 43.5% from (Won)1,010 billion in 2010 to (Won)571 billion in 2011.

Interest income from our credit card operations increased 4.8% from (Won)1,318 billion in 2010 to (Won)1,381 billion in 2011. This increase was primarily due to an increase in the average volume of credit card loans, which mainly reflected an increase in demand for such loans.

Interest expense for this segment remained relatively constant at (Won)480 billion in 2011 compared to (Won)477 billion in 2010.

Net fee and commission income attributable to this segment decreased 58.9% from (Won)589 billion in 2010 to (Won)242 billion in 2011, due primarily to an increase in fee and commission expense paid to Kookmin Bank by KB Kookmin Card for, among other things, assisting with certain credit card operations and recruiting new credit card members through Kookmin Bank’s branch network after the spin-off of Kookmin Bank’s credit card business and the establishment of KB Kookmin Card in March 2011.

Net other operating expense attributable to this segment decreased 73.5% from (Won)68 billion in 2010 to (Won)18 billion in 2011, mainly as a result of an increase in income from sale of written-off credit card loans and receivables.

Provision for credit losses increased 60.5% from (Won)129 billion in 2010 to (Won)207 billion in 2011, mainly reflecting decreases in the asset quality of certain corporate purchasing card accounts and in recoveries on charged-off credit card loans and receivables.

Depreciation and amortization attributable to this segment increased by (Won)24 billion from (Won)12 billion in 2010 to (Won)36 billion in 2011.

Other expenses attributable to this segment increased 47.4% from (Won)211 billion in 2010 to (Won)311 billion in 2011, primarily reflecting increases in employee benefits and other administrative expenses.

Investment and Securities Operations

This segment consists primarily of securities brokerage, investment banking, securities investment and trading and other capital markets services conducted by KB Investment & Securities. In March 2011, KB Investment & Securities was merged with KB Futures, with KB Investment & Securities as the surviving entity. Accordingly, the income statement data for this segment for 2011 reflect the results of operations of KB Futures for the period in 2011 following the merger. The following table shows, for the periods indicated, our income statement data for this segment:

	Year Ended December 31,				Percentage change
	2010		2011		2011/2010
	(in billions of Won)				(%)
Income statement data
Interest income	(Won)	33	(Won)	42	27.3%
Interest expense		(29)		(29)	0.0
Net fee and commission income		52		83	59.6
Net gain (loss) from financial assets and liabilities at fair value through profit or loss		72		50	(30.6)
Net other operating income (expense)		7		14	100.0
Provision for credit losses		2		(6)	N/M (1)
Depreciation and amortization		(6)		(6)	0.0
Others		(78)		(111)	42.3

Profit before income tax		53		37	(30.2)
Tax income (expense) (2)		(13)		(9)	(30.8)

Profit for the year	(Won)	40	(Won)	28	(30.0)%

(1)	“N/M” means not meaningful.
(2)	Represents income tax attributable to KB Investment & Securities.

Our profit before income tax for this segment decreased 30.2% from (Won)53 billion in 2010 to (Won)37 billion in 2011.

Interest income from this segment increased 27.3% from (Won)33 billion in 2010 to (Won)42 billion in 2011. This increase was primarily due to an increase in the average volume of reserves for claims of customers’ deposits and deposits for exchange-traded derivatives, principally as a result of KB Investment & Securities’ merger with KB Futures in March 2011, which was enhanced by an increase in the average interest rates in respect of such reserves and deposits.

Interest expense for this segment remained relatively constant at (Won)29 billion in 2010 and 2011.

Net fee and commission income attributable to this segment increased 59.6% from (Won)52 billion in 2010 to (Won)83 billion in 2011, principally as a result of an increase in brokerage commissions, which mainly resulted from KB Investment & Securities’ merger with KB Futures in March 2011.

Net gain from financial assets and liabilities at fair value through profit or loss attributable to this segment decreased 30.6% from (Won)72 billion in 2010 to (Won)50 billion in 2011, principally as a result of an increase in net loss on derivatives held-for-trading.

Net other operating income attributable to this segment increased 100.0% from (Won)7 billion in 2010 to (Won)14 billion in 2011.

Provision for credit losses decreased from a reversal of provision of (Won)2 billion in 2010 to a provision of (Won)6 billion in 2011.

Depreciation and amortization attributable to this segment remained relatively constant at (Won)6 billion in 2010 and 2011.

Other expenses attributable to this segment increased 42.3% from (Won)78 billion in 2010 to (Won)111 billion in 2011, primarily due to increases in bonus payments to employees and advertising expenses.

Life Insurance Operations

This segment consists of life insurance and wealth management services provided by KB Life Insurance. We currently hold a 51.0% voting interest in KB Life Insurance, which is accounted for as a consolidated subsidiary under IFRS as issued by the IASB. The following table shows, for the periods indicated, our income statement data for this segment:

	Year Ended December 31,				Percentage change
	2010		2011		2011/2010
	(in billions of Won)				(%)
Income statement data
Interest income	(Won)	128	(Won)	162	26.6%
Interest expense		—		—	—
Net gain (loss) from financial assets and liabilities at fair value through profit or loss		3		—	N/M	(1)
Net other operating income (expense)		(71)		(95)	33.8
Provision for credit losses		—		(1)	N/M	(1)
Depreciation and amortization		(4)		(4)	0.0
Others		(33)		(38)	15.2

Profit before income tax		23		24	4.3
Tax income (expense) (2)		(5)		(5)	0.0

Profit for the year	(Won)	18	(Won)	19	5.6

(1)	“N/M” means not meaningful.
(2)	Represents income tax attributable to KB Life Insurance.

Our profit before income tax for this segment remained relatively steady at (Won)24 billion in 2011 compared to (Won)23 billion in 2010.

Interest income for this segment increased 26.6% from (Won)128 billion in 2010 to (Won)162 billion in 2011, primarily due to an increase in the average volume of available-for-sale debt securities held by KB Life Insurance, which was partially offset by a decrease in the average yield on such debt securities.

Net gain from financial assets and liabilities at fair value through profit or loss attributable to this segment decreased by (Won)3 billion from 2010 to 2011.

Net other operating expense attributable to this segment increased 33.8% from (Won)71 billion in 2010 to (Won)95 billion in 2011, principally due to a decrease in premium income from individual life insurance products.

Provision for credit losses increased by (Won)1 billion from 2010 to 2011.

Depreciation and amortization attributable to this segment remained relatively constant at (Won)4 billion in 2010 and 2011.

Other expenses attributable to this segment increased 15.2% from (Won)33 billion in 2010 to (Won)38 billion in 2011.

Other

“Other” includes the operations of our holding company and all of our subsidiaries that were consolidated under IFRS as issued by the IASB as of December 31, 2011 except Kookmin Bank, KB Kookmin Card, KB Investment & Securities and KB Life Insurance, including principally KB Asset Management, KB Real Estate Trust, KB Investment, KB Credit Information and KB Data System. The following table shows, for the periods indicated, our income statement data for this segment:

	Year Ended December 31,				Percentage change
	2010		2011		2011/2010
	(in billions of Won)				(%)
Income statement data
Interest income	(Won)	80	(Won)	66	(17.5)%
Interest expense		(61)		(49)	(19.7)
Net fee and commission income		92		96	4.3
Net gain (loss) from financial assets and liabilities at fair value through profit or loss		2		(4)	N/M (1)
Net other operating income		30		54	80.0
Provision for credit losses		(21)		(8)	(61.9)
Depreciation and amortization		(5)		(3)	(40.0)
Share of profit of associates and joint ventures		—		2	N/M (1)
Others		(25)		(197)	688.0

Profit before income tax		92		(43)	N/M (1)
Tax income (expense) (2)		(12)		(2)	(83.3)

Profit (loss) for the year	(Won)	80	(Won)	(45)	N/M (1)

(1)	“N/M” means not meaningful.
(2)

Represents income tax attributable to our holding company and all of our subsidiaries that were consolidated under IFRS as issued by the IASB except Kookmin Bank, KB Kookmin Card, KB Investment & Securities and KB Life Insurance.

Our profit before income tax for this segment changed from a profit of (Won)92 billion in 2010 to a loss of (Won)43 billion in 2011.

Interest income attributable to this segment decreased 17.5% from (Won)80 billion in 2010 to (Won)66 billion in 2011. This decrease was primarily due to a decrease in the average volume of due from banks held by our holding company, which mainly resulted from a decrease in deposits held by the holding company at Kookmin Bank, which the holding company used in 2011 to repay (Won)750 billion of its outstanding debentures.

Interest expense attributable to this segment decreased 19.7% from (Won)61 billion in 2010 to (Won)49 billion in 2011, due mainly to a decrease in the average volume of debentures issued by our holding company, which reflected its repayment of (Won)750 billion of its outstanding debentures in 2011.

Net fee and commission income attributable to this segment increased 4.3% from (Won)92 billion in 2010 to (Won)96 billion in 2011.

Net gain from financial assets and liabilities at fair value through profit or loss attributable to this segment changed from a net gain of (Won)2 billion in 2010 to a net loss of (Won)4 billion in 2011.

Net other operating income attributable to this segment increased 80.0% from (Won)30 billion in 2010 to (Won)54 billion in 2011, primarily as a result of an increase in gain on disposal of available-for-sale equity securities held by KB Investment.

Provision for credit losses attributable to this segment decreased 61.9% from (Won)21 billion in 2010 to (Won)8 billion in 2011, mainly reflecting a decrease in KB Real Estate Trust’s provision for credit losses resulting from both an improvement in the asset quality of trust accounts held by KB Real Estate Trust and a decrease in the average volume of such trust accounts.

Depreciation and amortization attributable to this segment remained relatively constant at (Won)3 billion in 2011 compared to (Won)5 billion 2010.

Share of profit of associates and joint ventures attributable to this segment increased by (Won)2 billion from 2010 to 2011.

Other expense attributable to this segment increased almost seven-fold from (Won)25 billion in 2010 to (Won)197 billion in 2011, primarily as a result of a decrease in dividends received by our holding company from our subsidiaries.

Item 5B.	Liquidity and Capital Resources

Financial Condition

Assets

The following table sets forth, as of the dates indicated, the principal components of our assets:

	As of December 31,				Percentage change
	2010		2011
	(in billions of Won)				(%)
Cash and due from financial institutions	(Won)	6,830	(Won)	9,178	34.4%
Financial assets at fair value through profit or loss		4,014		6,326	57.6
Derivative financial assets		2,595		2,449	(5. 6)
Financial investments		36,190		35,432	(2.1)
Loans:
Loans to banks		2,819		3,988	41.5

Loans to customers other than banks:
Loans in Won		173,245		184,211	6.3
Loans in foreign currencies		4,381		4,141	(5.5)
Domestic import usance bills		2,611		4,278	63.8
Off-shore funding loans		962		893	(7.2)
Call loans		143		1,093	664.3
Bills bought in Won		22		104	372.7
Bills bought in foreign currencies		2,227		2,723	22.3
Guarantee payments under payment guarantee		191		57	(70.2)
Credit card receivables in Won		12,410		12,420	0.1
Credit card receivables in foreign currencies		1		1	0.0
Bonds purchased under repurchase agreements		230		830	(260.9)
Privately placed bonds		2,135		816	(61.8)

Total loans to customers other than banks		198,558		211,567	7.0
Less:
Allowances for loan losses		(3,756)		(3,448)	(8.2)

Total loans, net		197,621		212,107	7.3
Property and equipment		3,150		3,186	1.1
Other assets (1)		8,371		8,923	6.6

Total assets	(Won)	258,771	(Won)	277,601	7.3%

(1)	Includes investments in associates and joint ventures, investment properties, intangible assets, deferred income tax assets, assets held for sale and other assets.

For further information on our assets, see “Item 4B. Business Overview—Assets and Liabilities.”

Comparison of 2011 to 2010

Our total assets increased 7.3% from (Won)258,771 billion as of December 31, 2010 to (Won)277,601 billion as of December 31, 2011, principally due to a 6.3% increase in loans in Won from (Won)173,245 billion as of December 31, 2010 to (Won)184,211 billion as of December 31, 2011, a 34.4% increase in cash and due from financial institutions from (Won)6,830 billion as of December 31, 2010 to (Won)9,178 billion as of December 31, 2011 and a 57.6% increase in financial assets at fair value through profit and loss from (Won)4,014 billion as of December 31, 2010 to (Won)6,326 billion as of December 31, 2011. The effect of these increases was partially offset by a 61.8% decrease in privately placed bonds from (Won)2,135 billion as of December 31, 2010 to (Won)816 billion as of December 31, 2011 and a 2.1% decrease in financial investments from (Won)36,190 billion as of December 31, 2010 to (Won)35,432 billion as of December 31, 2011.

Liabilities and Equity

The following table sets forth, as of the dates indicated, the principal components of our liabilities and our equity:

	As of December 31,				Percentage change
	2010		2011
	(in billions of Won)				(%)
Liabilities:
Financial liabilities at fair value through profit or loss	(Won)	1,295	(Won)	1,388	7.2%
Deposits		179,862		190,337	5.8
Debts		11,745		16,824	43.2
Debentures		29,107		27,070	(7.0)
Provisions		1,020		798	(21.8)
Other liabilities (1)		16,076		18,084	12.5

Total liabilities		239,105		254,501	6.4

Equity:
Capital stock		1,932		1,932	—
Capital surplus		15,990		15,842	(0.9)
Accumulated other comprehensive income		431		191	(55.7)
Retained earnings		2,621		4,953	89.0
Treasury shares		(2,477)		—	N/M (2)

Equity attributable to stockholders		18,497		22,918	23.9
Non-controlling interests		1,169		182	(84.4)

Total equity		19,666		23,100	17.5

Total liabilities and equity	(Won)	258,771	(Won)	277,601	7.3%

(1)	Includes derivative financial liabilities, current income tax liabilities, deferred income tax liabilities and other liabilities.
(2)	N/M = not meaningful.

Comparison of 2011 to 2010

Our total liabilities increased 6.4% from (Won)239,105 billion as of December 31, 2010 to (Won)254,501 billion as of December 31, 2011. The increase was primarily due to increases in deposits and debts. Our deposits increased 5.8% from (Won)179,862 billion as of December 31, 2010 to (Won)190,337 billion as of December 31, 2011, mainly as a result of an increase in time deposits in Won. Our debts increased 43.2% from (Won)11,745 billion as of December 31, 2010 to (Won)16,824 billion as of December 31, 2011, principally due to an increase in borrowings.

Our total equity increased by 17.5% from (Won)19,666 billion as of December 31, 2010 to (Won)23,100 billion as of December 31, 2011. This increase resulted principally from our sale of approximately 43.3 million treasury shares (with a carrying value of (Won)2,477 billion) in 2011, as well as an increase in our retained earnings, which was attributable to the profit we generated in 2011.

Liquidity

Our primary source of funding has historically been and continues to be deposits. Deposits amounted to (Won)179,862 billion and (Won)190,337 billion as of December 31, 2010 and 2011, which represented approximately 81.5% and 81.3% of our total funding, respectively. We have been able to use customer deposits to finance our operations generally, including meeting a portion of our liquidity requirements. Although the majority of deposits are short-term, it has been our experience that the majority of our depositors generally roll over their deposits at maturity, thus providing us with a stable source of funding. However, in the event that a substantial number of our depositors do not roll over their deposits or otherwise decide to withdraw their deposited funds, we would need to place increased reliance on alternative sources of funding, some of which may be more expensive than customer deposits, in order to finance our operations. See “Item 3D. Risk Factors—Risks relating to liquidity and capital management—Our funding is highly dependent on short-term deposits, which dependence may adversely affect our operations.” In particular, we may increase our utilization of alternative funding sources such as short-term borrowings and cash and cash equivalents (including funds from maturing loans), as well as liquidating our positions in financial assets and using the proceeds to fund parts of our operations, as necessary.

We also obtain funding through debentures and debts to meet our liquidity needs. Debentures represented 13.2% and 11.6% of our total funding as of December 31, 2010 and 2011, respectively. Debts represented 5.3% and 7.2% of our total funding as of December 31, 2010 and 2011, respectively. For further information on our sources of funding, see “Item 4B. Business Overview—Assets and Liabilities—Funding.”

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

We are exposed to liquidity risk arising from withdrawals of deposits and maturities of our debentures and debts, as well as the need to fund our lending, trading and investment activities and the management of our trading positions. The goal of liquidity management is for us to be able, even under adverse conditions, to meet all of our liability repayments on time and fund all investment opportunities. For an explanation of how we manage our liquidity risk, see “Item 11. Quantitative and Qualitative Disclosures about Market Risk—Liquidity Risk Management.”

We are a financial holding company, and substantially all of our operations are in our subsidiaries. Accordingly, we rely on distributions from our subsidiaries, direct borrowings and issuances of debt and equity securities to fund our liquidity obligations. We received aggregate dividends of (Won)95 billion from our subsidiaries in 2010 but did not receive any dividends from our subsidiaries in 2011. See “Item 3D. Risk Factors—Risks relating to our financial holding company structure and strategy.”

Contractual Cash Obligations

The following table sets forth our contractual cash obligations (excluding short-term borrowings) as of December 31, 2011.

	Payments Due by Period
	Total		1 Year or Less		1-3 Years		3-5 Years		More Than 5 Years
	(in billions of Won)
Long-term borrowing obligations (1) (2)	(Won)	34,984	(Won)	11,487	(Won)	14,141	(Won)	4,013	(Won)	5,343
Operating lease obligations (3)		185		104		66		14		1
Capital lease obligations		2		1		1		—		—
Pension obligations		104		104		—		—		—
Deposits (4) (5)		136,684		127,220		7,620		1,334		510

Total	(Won)	171,959	(Won)	138,916	(Won)	21,828	(Won)	5,361	(Won)	5,854

(1)	Includes debt and debentures with original maturities of more than one year.
(2)

Includes estimated future interest payments, which have been estimated using contractual interest rates and scheduled contractual maturities of the outstanding debt obligations and borrowings as of December 31, 2011. In order to calculate future interest payments on debt with floating rates, we used contractual interest rates as of December 31, 2011.

(3)	This line item is not included within our consolidated statements of financial position.
(4)	Excluding demand deposits.
(5)

Includes estimated future interest payments, which have been estimated using the weighted average interest rates paid for 2011 for each deposit product category and their scheduled contractual maturities.

Commitments and Guarantees

The following table sets forth our commitments and guarantees as of December 31, 2011. These commitments, apart from certain financial guarantees, are not included within our consolidated statements of financial position. Financial guarantees are initially recognized at their fair value and thereafter measured at the greater of (x) the amount determined in accordance with International Accounting Standard 37 (Provisions, Contingent Liabilities and Contingent Assets) and (y) the initial amount recognized minus (when appropriate) cumulative amortization recognized in accordance with International Accounting Standard 18 (Revenue).

	Payments Due by Period
	Total		1 Year or Less		1-3 Years		3-5 Years		More Than 5 Years
	(in billions of Won)
Financial guarantees (1)	(Won)	945	(Won)	468	(Won)	455	(Won)	22	(Won)	—
Confirmed acceptances and guarantees		5,847		4,357		1,331		158		1
Commitments		91,744		90,825		718		198		3
Trust fund guarantees		2,892		653		391		333		1,515

Total	(Won)	101,428	(Won)	96,303	(Won)	2,895	(Won)	711	(Won)	1,519

(1)

Includes (Won)623 billion of irrevocable commitments to provide contingent liquidity credit lines to special purpose entities for which we serve as the administrator. See Note 38 of the notes to our consolidated financial statements.

Capital Adequacy

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

As of December 31, 2011, Kookmin Bank’s capital adequacy ratio was 13.55%.

The following table sets forth a summary of Kookmin Bank’s capital and capital adequacy ratios as of December 31, 2011.

	As of December 31, 2011 (1)

	(in billions of Won, except percentage)
Tier I capital:	(Won)	14,954
Paid-in capital		2,022
Capital reserves		5,043
Retained earnings		8,542
Non-controlling interests in consolidated subsidiaries		8
Others		(661)
Tier II capital:		4,714
Revaluation reserves		177
Allowances for credit losses (1)		490
Hybrid debt		136
Subordinated debt (2)		2,943
Valuation gain on investment securities		66
Others		902
Total core and supplementary capital		19,668
Risk-weighted assets		145,185
Credit risk:
On-balance sheet		5,340
Off-balance sheet		127,489
Market risk		2,193
Operational risk		10,163
Capital adequacy ratio		13.55%
Tier I capital		10.30
Tier II capital		3.25

(1)	Allowance for credit losses in respect of credits classified as normal or precautionary are used to calculate Tier II capital only to the extent they represent up to 1.25% of risk-weighted assets.
(2)	Subordinated debt up to an amount equal to 50% of Tier I capital may be used in the calculation of Tier II capital.

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

In December 2009, the Basel Committee on Banking Supervision introduced a new set of measures to supplement Basel II which include, among others, a requirement for higher minimum capital, introduction of a leverage ratio as a supplementary measure to the capital adequacy ratio and flexible capital requirements for different phases of the economic cycle. Additional details regarding such new measures, including an additional capital conservation buffer and countercyclical capital buffer, liquidity coverage ratio and other supplemental measures, were announced by the Group of Governors and Heads of Supervision of the Basel Committee on Banking Supervision in September 2010. After further impact assessment and observation periods, the Basel Committee on Banking Supervision is expected to begin implementing the new set of measures, referred to as Basel III, from 2013. In Korea, Basel III is expected to be implemented in stages from 2013 to 2019. The implementation of Basel III in Korea may have a significant effect on the capital requirements of Korean financial institutions, including us.

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

The following table sets forth a summary of our consolidated capital adequacy ratio as of December 31, 2011, based on applicable IFRS and regulatory reporting standards:

	As of December 31, 2011
	(in billions of Won)
Risk-weighted assets	(Won)	192,813
Equity capital		25,240
Consolidated capital adequacy ratio		13.09%

Recent Accounting Pronouncements

See Note 2 of the notes to our consolidated financial statements for a description of recent accounting pronouncements under IFRS as issued by the IASB that have been issued but are not yet effective.

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

Board of Directors

Our board of directors, currently consisting of two executive directors, two non-standing directors and nine non-executive directors, has the ultimate responsibility for the management of our affairs.

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

Yoon-Dae Euh is our chairman and chief executive officer. Previously, he was the chairman of the Presidential Council on Nation Branding, the chairman of the steering committee of Korea Investment Corporation, president of Korea University, a member of the Public Fund Oversight Commission and a monetary board member of the Bank of Korea. Dr. Euh received a B.A. in business administration from Korea University, an M.B.A. from Korea University, an M.B.A. from the Asian Institute of Management and a Ph.D. in international finance from the University of Michigan at Ann Arbor.

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

The table below identifies our non-executive directors as of the date of this annual report:

Name	Date of Birth	Position	Director Since	Year Term Ends (1)
Kyung Jae Lee	January 30, 1939	Non-executive Director	March 26, 2010	2013
Jae Wook Bae	March 30, 1945	Non-executive Director	March 25, 2011	2013
Young Jin Kim	December 11, 1949	Non-executive Director	March 25, 2011	2013
Kun Ho Hwang	January 23, 1951	Non-executive Director	March 23, 2011	2014
Jong Cheon Lee	February 3, 1951	Non-executive Director	March 25, 2011	2013
Sang Moon Hahm	February 2, 1954	Non-executive Director	September 29, 2008	2013
Seung Hee Koh	June 26, 1955	Non-executive Director	March 26, 2010	2013
Young Nam Lee	September 3, 1957	Non-executive Director	March 26, 2010	2013
Jae Mok Cho	January 5, 1961	Non-executive Director	March 27, 2009	2013

(1)	The date on which each term will end will be the date of the general stockholders’ meeting in the relevant year unless otherwise specified.

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

Jong Cheon Lee has been a non-executive director since March 2011. He is currently a professor at Soongsil University and the chairman of the Korea Accounting Association. He was previously a non-standing director of Korea Gas Corporation and an advisory member at the former Ministry of Finance and Economy. He received a B.A. and an M.A. in business administration from Seoul National University and a Ph.D. in accounting from the University of Illinois.

Kun Ho Hwang has been a non-executive director since March 2012. He is currently an advisor at the Korea Financial Investment Association. He was previously the chairman of the Korea Financial Investment Association, the chief executive officer of Meritz Securities Co., Ltd. and the deputy president of Daewoo Securities Co., Ltd. He received a B.A. in business administration from Seoul National University and an M.A. in economics from Rutgers University.

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

Executive Officers

The table below identifies our senior executive officers who are not executive directors as of the date of this annual report:

Name	Date of Birth	Position
Dong Chang Park	February 23, 1952	Deputy President; Chief Strategy Officer
Jong Kyoo Yoon	October 13, 1955	Deputy President; Chief Financial Officer
Wang Ky Kim	March 19, 1955	Deputy President; Chief Public Relations Officer
Seok Heung Ryu	January 26, 1957	Deputy President; Chief Information Officer
Min Ho Lee	April 3, 1965	Deputy President; Chief Compliance Officer
Won Keun Yang	September 17, 1956	Senior Managing Director; Head of KB Research
Yong Jin Cho	February 1, 1961	Managing Director; Chief Human Resources Officer
Kyung Sub Han	December 20, 1958	Managing Director; Chief Risk Officer
Dong Cheol Lee	October 4, 1961	Managing Director; Head of Strategic Planning Department
Kyu Sul Choi	August 16, 1960	Managing Director; Head of Investor Relations Department

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

Jong Kyoo Yoon is a deputy president and the chief financial officer. He previously served as a senior advisor at Kim & Chang law firm, a senior executive vice president, chief financial officer, chief strategy officer and retail banking head officer of Kookmin Bank and a senior partner and financial service leader of Samil PricewaterhouseCoopers. He received a B.A. and a Ph.D. in business administration from Sungkyungkwan University and an M.A. in business administration from Seoul National University.

Wang Ky Kim is a deputy president and the chief public relations officer. He previously served as an assistant minister and spokesman for the Prime Minister of Korea, a member of the Deliberation Committee for National Audit Request at the Board of Audit and Inspection of Korea, an executive director of International Herald Tribune—Joongang Daily and a reporter at Joongang Ilbo. He received a B.A. in journalism from Korea University and an M.B.A. in strategic management of information and telecommunications from Ajou University.

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

Min Ho Lee is a deputy president and the chief compliance officer. He previously served as a standing senior legal advisor and the general manager of the legal department of Kookmin Bank and a senior attorney at Kim & Chang law firm. He received a B.A. in economics and an M.B.A. from Seoul National University and an LL.M. from Columbia Law School.

Won Keun Yang is a senior managing director and the head of KB Research. He previously served as a management advisor at Daewoo Securities, a standing audit committee member at Woori Bank, an executive director of the Korea Deposit Insurance Corporation and the head of research and a research fellow at Korea Institute of Finance. He received a B.A. in economics from Korea University and a Ph.D. in finance from Georgia State University.

Yong Jin Cho is a managing director and the chief human resources officer. He previously served as a general manager of the Management Support Office and the Human Resources Department and the head of Kookmin Bank’s Seojamsil and Nakseongdae branches. He received a B.A. in public administration from Korea University and an M.A. in human resources management from Sungshin Woman’s University Graduate School.

Kyung Sub Han is a managing director and the chief risk officer. He previously served as the head of Kookmin Bank’s Risk Management Department. He received a B.A. in mechanics from Inha University and an M.B.A. in financial engineering from Korea Advanced Institute of Science and Technology (KAIST).

Dong Cheol Lee is a managing director and the head of the Strategic Planning Department. He previously served as the head of the Financial Planning and Management Department, the head of Kookmin Bank’s Taepyoungro branch and the general manager of Kookmin Bank’s Strategic Planning Department. He received a B.A. in law from Korea University and an LL.M. from Tulane University Law School.

Kyu Sul Choi is a managing director and the head of the Investor Relations Department. He previously served as the head of Kookmin Bank’s Investor Relations Department and Asset and Liability Management Department and the head of Korea First Bank’s treasury department. He received a B.A. in business administration from Yonsei University.

Item 6B.	Compensation

The aggregate remuneration paid and benefits-in-kind granted by us to our chairman and chief executive officer, our other executive and non-standing directors, our non-executive directors and our executive officers for the year ended December 31, 2011 was (Won)3,554 million. In addition, for the year ended December 31, 2011, we set aside (Won)535 million for allowances for severance and retirement benefits for our chairman and chief executive officer, the other executive directors and our executive officers.

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

In 2011, we recognized a reversal of compensation expense of (Won)14,502 million for the stock options granted under our stock option plan. For additional information regarding our compensation expense in connection with our stock option plan, see Note 30 to our consolidated financial statements.

In 2008, we also established a stock grant plan. Pursuant to this plan, we have entered into performance share agreements with certain of our directors, executive officers and other senior management, whereby we may grant shares of our common stock (or the equivalent monetary amount based on the market value of such shares at the time of the grant) within specified periods as long-term incentive performance shares in accordance with pre-determined performance targets. See “Item 6E. Share Ownership—Performance Share Agreements.” In 2011, we recognized (Won)6,893 million as compensation expense for the disbursements made under such agreements.

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

Audit Committee

The committee currently consists of five non-executive directors, Kun Ho Hwang, Young Jin Kim, Young Nam Lee, Jae Wook Bae and Jong Cheon Lee. The chairperson of the Audit Committee is Jong Cheon Lee. The committee oversees our financial reporting and approves the appointment of our independent registered public accounting firm. The committee also reviews our financial information, auditor’s examinations, key financial statement issues, the plans and evaluation of internal control and the administration of our financial affairs by the board of directors. In connection with the general meetings of stockholders, the committee examines the agenda for, and financial statements and other reports to be submitted by, the board of directors to each general meeting of stockholders. The committee holds regular meetings every quarter.

Board Steering Committee

The committee currently consists of five non-executive directors, Kyung Jae Lee, Jae Wook Bae, Seung Hee Koh, Jong Cheon Lee and Young Jin Kim, together with our chairman and chief executive officer, Yoon-Dae Euh. The chairperson of the Board Steering Committee is Kyung Jae Lee. The committee is responsible for ensuring the efficient operation of the board and the facilitation of the board’s functions. The committee is also responsible for discussion and review of overall matters with respect to the governance of us and our subsidiaries, promoting the efficiency and active function of the board and each committee. The committee holds regular meetings every quarter.

Management Strategy Committee

The committee currently consists of two non-standing directors, Byong Deok Min and Vaughn Richtor, three non-executive directors, Seung Hee Koh, Young Nam Lee and Jae Mok Cho, and our chairman and chief executive officer, Yoon-Dae Euh. The chairperson of the committee is Seung Hee Koh. The committee reviews vision and mid-long term management strategy, the annual business plan, the annual budget plan, new strategic businesses, major financial strategy and major issues with respect to our management. The committee holds regular meetings every quarter.

Group Risk Management Committee

The committee currently consists of one executive director, Young Rok Lim, and four non-executive directors, Young Jin Kim, Kyung Jae Lee, Sang Moon Hahm and Seung Hee Koh. The chairperson of the Group Risk Management Committee is Young Jin Kim. The Group Risk Management Committee oversees and makes determinations on all issues relating to our comprehensive risk management function. In order to ensure our stable financial condition and to maximize our profits, the committee monitors our overall risk exposure and reviews our compliance with risk policies and risk limits. In addition, the committee reviews risk and control strategies and policies, evaluates whether each risk is at an adequate level, establishes or abolishes risk management divisions and reviews risk-based capital allocations. The committee holds regular meetings every quarter.

Evaluation and Compensation Committee

The committee currently consists of five non-executive directors, Jae Wook Bae, Kun Ho Hwang, Jong Cheon Lee, Sang Moon Hahm and Jae Mok Cho. The chairperson of the committee is Jae Wook Bae. The Evaluation and Compensation Committee reviews compensation schemes and compensation levels of us and our subsidiaries. The committee is also responsible for deliberating and deciding compensation of directors, evaluating management’s performance and deciding the performance-based annual salary of the president and the executive officers of us and our subsidiaries. The committee holds regular meetings every quarter.

Non-executive Director Nominating Committee

The committee currently has no members. The last meeting of the committee was on March 2, 2012 to nominate Kun Ho Hwang as a new non-executive director and Kyung Jae Lee, Sang Moon Hahm, Seung Hee Koh, Young Nam Lee and Jae Mok Cho for re-appointment as non-executive directors. The committee oversees the selection of non-executive director candidates and recommends them annually sometime prior to the general stockholders meeting. The term of office of its members is from the first meeting of the committee held to nominate the non-executive directors until the nominated non-executive directors are appointed.

Audit Committee Member Nominating Committee

The committee currently has no members. The last meeting of the committee was on March 2, 2012 to nominate Young Jin Kim, Kun Ho Hwang and Young Nam Lee as new Audit Committee members. The committee oversees the selection of Audit Committee member candidates and recommends them annually sometime prior to the general stockholders meeting. The term of office of its members is from the first meeting of the committee held to nominate the Audit Committee members until the Audit Committee members are appointed.

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

As of December 31, 2011, we had a total of 148 full-time employees, excluding 10 executive officers, at our financial holding company. The following table sets forth information regarding our employees at both our financial holding company and our subsidiaries as of the dates indicated:

		As of December 31,
		2009	2010	2011
KB Financial Group	Full-time employees (1)	100	155	148
	Contractual employees	—	—	—
	Managerial employees	81	124	121
	Members of Korea Financial Industry Union	—	—	—
Kookmin Bank	Full-time employees (1)	18,299	16,615	16,080
	Contractual employees	7,687	6,017	5,769
	Managerial employees	11,929	11,647	11,278
	Members of Korea Financial Industry Union	21,256	18,728	17,389
Other subsidiaries	Full-time employees (1)	1,129	1,113	2,508
	Contractual employees	105	190	542
	Managerial employees	660	662	1,450
	Members of Korea Financial Industry Union	100	97	1,334

(1)	Excluding executive officers.

We consider our relations with our employees to be satisfactory. We and our subsidiaries each have a joint labor-management council which serves as a forum for ongoing discussions between our management and employees. At three of our subsidiaries, Kookmin Bank, KB Kookmin Card and KB Real Estate Trust, our employees have a labor union. Every year, the unions at Kookmin Bank, KB Kookmin Card and KB Real Estate Trust and their respective managements negotiate and enter into new collective bargaining agreements and negotiate annual wage adjustments.

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

Upon termination, our employees are entitled to receive severance payments pursuant to the Labor Standards Act of Korea. The amount received by any employee equals the amount equivalent to (1) 30 days’ salary, calculated by averaging the employee’s daily salary for the three months prior to the date of the employee’s departure, multiplied by (2) the number of continuous years during which the employee worked. For information regarding our severance payments, see Note 30 of the notes to our consolidated financial statements.

In June 2009, we established an employee stock ownership plan. All of our employees are eligible to participate in this plan. We are not required to, and do not, make cash contributions to this plan. Members of our employee stock ownership association have pre-emptive rights to acquire up to 20% of our shares issued in public offerings by us pursuant to the Financial Investment Services and Capital Markets Act. In August 2009, we offered to members of our employee stock ownership association 6,000,000 of the 30,000,000 new shares of common stock to be issued in our rights offering to our existing shareholders, and the entire amount was subscribed by members of our employee stock ownership association. The employee stock ownership association held 3,404,834 shares of our common stock as of December 31, 2011.

Employees of Kookmin Bank have been eligible to participate in its employee stock ownership plan, which will be terminated once all of our common stock held by the plan (which the plan received following the transfer of Kookmin Bank shares held by it as a result of the comprehensive stock transfer pursuant to which we were established) have been distributed to the relevant Kookmin Bank employees at the requests of such employees following the expiration of the required holding periods. As of December 31, 2011, Kookmin Bank’s employee stock ownership association held 974,722 shares of our common stock.

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

Common Stock

As of March 30, 2012, the persons who are currently our directors or executive officers, as a group, held an aggregate of 52,731 shares of our common stock, representing approximately 0.014% of the issued shares of our common stock as of such date. None of these persons individually held more than 1% of the outstanding shares of our common stock as of such date. The following table presents information regarding our directors and executive officers who beneficially owned our shares as of March 30, 2012.

Name of Executive Officer or Director	Number of Shares of Common Stock
Yoon-Dae Euh	30,770
Young Rok Lim	3,648
Byong Deok Min	3,475
Kun Ho Hwang	500
Sang Moon Hahm	3,607
Dong Chang Park	200
Jong Kyoo Yoon	5,300
Wang Ky Kim	1,000
Seok Heung Ryu	127
Min Ho Lee	1,700
Won Keun Yang	260
Yong Jin Cho	473
Kyung Sup Han	632
Dong Cheol Lee	203
Kyu Sul Choi	836

Total	52,731

Stock Options

We have not, following our establishment pursuant to a comprehensive stock transfer in September 2008, granted any stock options with respect to our capital stock to our directors, executive officers and employees. Prior to our establishment, Kookmin Bank granted stock options with respect to its common stock to its directors, executive officers and employees. In connection with the comprehensive stock transfer, in September 2008, such stock options with respect to Kookmin Bank common stock were converted into stock options with respect to our common stock. For all of the options granted, upon their exercise, we are required to pay in cash the difference between the exercise price and the market price of our common stock at the date of exercise. The following table is the breakdown of such stock options granted to Kookmin Bank’s directors, executive officers and employees. It describes the grant date, position, exercise period and price and the number of options as of March 30, 2012, not including previously issued options which are no longer exercisable as of such date.

		Exercise Period		Exercise Price		Number of Granted Options (1)	Number of Exercised Options	Number of Exercisable Options
Grant Date	Position When Granted	From	To
18-Mar-05	Chief Audit Executive	19-Mar-08	18-Mar-13	51,600		30,000	0	30,000
18-Mar-05	9 Non-executive Directors	19-Mar-08	18-Mar-13	55,618	(2)	95,362	0	95,362
18-Mar-05	14 Senior Executive Vice Presidents	19-Mar-08	18-Mar-13	46,800		246,003	38,330	207,673
18-Mar-05	22 Employees	19-Mar-08	18-Mar-13	46,800		233,255	0	233,255
22-Jul-05	Senior Executive Vice President	23-Jul-08	22-Jul-13	49,200		29,441	0	29,441
23-Aug-05	Employee	24-Aug-08	23-Aug-13	53,000		7,212	0	7,212
24-Mar-06	Chief Audit Executive	25-Mar-09	24-Mar-14	77,900		19,917	0	19,917
24-Mar-06	8 Non-executive Directors	25-Mar-09	24-Mar-14	77,779	(2)	126,710	0	126,710
24-Mar-06	5 Senior Executive Vice Presidents	25-Mar-09	24-Mar-14	76,623	(2)	260,448	0	260,448
24-Mar-06	15 Employees	25-Mar-09	24-Mar-14	77,072	(2)	344,576	0	344,576
28-Apr-06	Employee	29-Apr-09	28-Apr-14	81,900		25,613	0	25,613
27-Oct-06	Employee	28-Oct-09	27-Oct-14	76,600		18,987	0	18,987
8-Feb-07	4 Senior Executive Vice Presidents	9-Feb-10	8-Feb-15	77,100		55,594	0	55,594
8-Feb-07	27 Employees	9-Feb-10	8-Feb-15	77,100		601,904	0	601,904
23-Mar-07	Non-executive Director	24-Mar-10	23-Mar-15	84,500		15,246	0	15,246

						2,110,268	38,330	2,071,938

(1)	Some numbers of the granted options have been adjusted due to the merger and the early retirement of the grantees.
(2)	Weighted average of the exercise price of all granted options.

Performance Share Agreements

In March 2009, our shareholders approved at the annual general meeting of shareholders the disbursement of a maximum of 250,000 shares of our common stock (or the equivalent monetary amount based on the market value of such shares at the time of disbursement), between September 29, 2008 and September 28, 2011, to our directors as long-term incentive performance shares over the term of their office in accordance with the performance targets set forth in the performance share agreements between us and such directors. In June 2009, we paid (Won)24 million, the equivalent monetary amount for 733 shares of our common stock, to our former non-executive director, Kee Young Chung. In March 2010, our shareholders approved at the annual general meeting of shareholders the disbursement of a maximum of 250,000 shares of our common stock (or the equivalent monetary amount based on the market value of such shares at the time of disbursement), between September 29, 2009 and September 28, 2012, to our directors as long-term incentive performance shares over the term of their office in accordance with the performance targets set forth in the performance share agreements between us and such directors. In April 2010, we paid an aggregate of (Won)184 million, the equivalent monetary amount for 3,563 shares of our common stock, to our former non-executive directors, Dam Cho and Bo Kyung Byun. In November 2010, we paid (Won)110 million, the equivalent monetary amount for 2,149 shares of our common stock, to our former non-executive director, Chee Joong Kim. In January 2011, we paid (Won)133 million, the equivalent monetary amount for 2,323 shares of our common stock, to our former non-executive director, Chan Soo Kang. In April 2011, we paid an aggregate of (Won)229 million, the equivalent monetary amount for 4,056 shares of our common stock, to our former non-executive directors, Suk Sig Lim and Jacques Kemp. Future disbursements of such shares or equivalent monetary amount will be made to our directors upon the completion of their terms based on their performance.

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

The following table presents information regarding the beneficial ownership of our shares at December 31, 2011 by each person or entity known to us to own beneficially more than 5% of our issued and outstanding shares.

Except as otherwise indicated, each stockholder identified by name has:

•	sole voting and investment power with respect to its shares; and

•	record and beneficial ownership with respect to its shares.

Beneficial Owner	Number of Shares of Common Stock	Percentage of Total Outstanding Shares of Common Stock (%) (1)
Citibank N.A. (2)	33,653,277	8.71%
Korean National Pension Service (3)	26,510,171	6.86%
ING Bank N.V.	19,401,044	5.02%

(1)	Calculated based on 386,351,693 shares of our common stock outstanding as of December 31, 2011.
(2)	As depositary bank.
(3)	As of March 14, 2012, Korean National Pension Service’s ownership of our shares was 27,894,880, representing 7.22% of our common stock outstanding as of such date.

Other than as set forth above, no other person or entity known by us to be acting in concert, directly or indirectly, jointly or separately, owned 5.0% or more of the issued shares of our common stock or exercised control or could exercise control over us as of December 31, 2011. None of our major stockholders has different voting rights from our other stockholders.

Item 7B.	Related Party Transactions

As of December 31, 2011, we had an aggregate of (Won)5,936 million in loans outstanding to our executive officers and directors and Kookmin Bank’s executive officers and directors. In addition, as of such date, we had loans outstanding to various companies whose directors or executive officers were serving concurrently as our directors or executive officers. See Note 42 of the notes to our consolidated financial statements. All of these loans were made in the ordinary course of business, on substantially the same terms, including interest rate and collateral, as those prevailing at the time for comparable transactions with other persons and did not involve more than the normal risk of collectibility or present other unfavorable features.

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

In April 2004, we established a new wholly-owned insurance subsidiary, KB Life Insurance Co., Ltd., to which we contributed the acquired assets and liabilities of Hanil Life Insurance. KB Life focuses on bancassurance, and offers life insurance and wealth management products primarily through our branch network. ING Insurance International B.V. purchased a 49% interest in KB Life in January 2005 and subsequently assigned such interest to its affiliate, ING Insurance International II B.V., in December 2011.

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

See “Item 18. Financial Statements” and pages F-1 through F-186.

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

In August 2006, the Korean government filed a lawsuit seeking (Won)321 billion in damages for excessive fees paid for lottery operations against Kookmin Bank, Ernst & Young Han Young, Korea Lottery Service Inc. and Kookmin Bank’s and their relevant employees. In April 2009, the Seoul Central District Court dismissed the government’s claim. In May 2009, the government appealed the case to the Seoul High Court, which dismissed the appeal in September 2010. In October 2010, the government appealed the case to the Supreme Court of Korea, where it is currently pending.

In April 2004, the Lottery Commission of the Korean government revised the fee rate for fees payable to Korea Lottery Service Inc. by reducing it from 9.523% to 3.144%. Korea Lottery Service Inc. filed a lawsuit with the Seoul Central District Court claiming that such reduction by the Lottery Commission was invalid and demanding the payment of approximately (Won)20 billion of unpaid fees by Kookmin Bank, which is the difference between the fees payable by Kookmin Bank under the previous rate and the revised rate in respect of fees incurred in May 2004. In December 2006, the Seoul Central District Court ruled in favor of Korea Lottery Service Inc., and Kookmin Bank appealed to the Seoul High Court in January 2007. In May 2008, the Seoul High Court ruled in favor of Korea Lottery Service Inc. in part but reduced the amount of damages to (Won)4.5 billion. In June 2008, both Kookmin Bank and Korea Lottery Service Inc. appealed the case to the Supreme Court of Korea, which dismissed both appeals in June 2011.

In addition, in January 2007, Korea Lottery Service Inc. filed another lawsuit with the Seoul Central District Court seeking payment of unpaid fees in the aggregate amount of (Won)446 billion, which is the difference between the fees payable by Kookmin Bank under the previous rate and the revised rate, for fees incurred from June 2004 to December 2006. In July 2008, the Seoul Central District Court ruled in favor of Korea Lottery Service Inc. in part but reduced the amount of damages to (Won)123 billion. In August 2008, both Kookmin Bank and Korea Lottery Service Inc. appealed the case to the Seoul High Court, which dismissed both appeals in October 2011. Neither side appealed the case.

Furthermore, in June 2008, Korea Lottery Service Inc. filed another lawsuit with the Seoul Central District Court seeking payment of unpaid fees in the aggregate amount of (Won)134 billion, which is the difference between the fees payable by Kookmin Bank under the previous rate and the revised rate, for fees incurred from January to December 2007. In August 2011, the court ruled in favor of Korea Lottery Service Inc. in part but reduced the amount of damages to (Won)37 billion. Neither side appealed the case.

In April 2008, the Korea Fair Trade Commission ordered Kookmin Bank to stop alleged price-fixing practices in connection with direct deposit fees, and to pay administrative fines in the amount of (Won)537 million for such activities. In July 2008, Kookmin Bank appealed the Korea Fair Trade Commission’s decision to the Seoul High Court, which dismissed Kookmin Bank’s appeal in May 2009. In June 2009, Kookmin Bank appealed this case to the Supreme Court of Korea, which ruled in favor of Kookmin Bank in July 2011.

During the first half of 2007, the National Tax Service of Korea completed a tax audit in respect of Kookmin Bank for the fiscal years 2002, 2003, 2004 and 2005, as a result of which Kookmin Bank was assessed

(Won)190 billion (including residence tax) for tax deficiencies. In addition, during the second half of 2007, the National Tax Service of Korea assessed additional income taxes for prior years amounting to (Won)292 billion (including residence tax) for tax deficiencies. Kookmin Bank paid the entire amount of such additional assessments in 2007, but filed an appeal with the National Tax Tribunal with respect to tax assessments made in 2007 amounting to (Won)482 billion (including residence tax), which dismissed the appeal in March 2010. In June 2010, Kookmin Bank filed an appeal with the Seoul Administrative Court, which ruled in favor of Kookmin Bank on April 1, 2011. On April 19, 2011, the National Tax Service of Korea appealed this case to the Seoul High Court, which ruled in favor of Kookmin Bank on January 12, 2012. On January 30, 2012, the National Tax Service of Korea appealed this case to the Supreme Court, where it is currently pending.

Since November 2008, certain of Kookmin Bank’s customers have filed lawsuits against it in connection with its sales of foreign currency derivatives products known as “KIKO” (which stands for “knock-in knock-out”), which are intended to operate as hedging instruments against fluctuations in the exchange rate between the Won and the U.S. dollar. Due to the significant depreciation of the Won against the U.S. dollar in 2008 and 2009, customers who have purchased KIKO products from Kookmin Bank are required to make large payments to it. Seven companies filed six lawsuits against Kookmin Bank alleging that the contracts under which the relevant KIKO products were sold should be invalidated and that Kookmin Bank should return payments received thereunder. Four of the lawsuits were dismissed and not appealed. The aggregate amount of the two remaining claims, as of January 31, 2012, was approximately (Won)6,545 million and may increase in the event of future depreciation of the Won against U.S. dollar. Additional lawsuits, as well as motions for preliminary injunctions, may be filed against Kookmin Bank with respect to KIKO products, and the final outcome of such litigation remains uncertain.

Since November 2008, a number of Kookmin Bank’s customers have filed 11 lawsuits against it in connection with its sales of offshore funds and currency future contracts. The customers alleged that the losses were caused by Kookmin Bank’s negligence in inadequately explaining the risks of such investment to its customers and in structuring funds with inappropriate currency future hedging features. Nine of the lawsuits in which the plaintiffs claimed damages of (Won)6,294 million in aggregate were dismissed and not appealed. One of the lawsuits in which the plaintiffs claimed damages of (Won)221 million in aggregate was dismissed by the Seoul Central District Court in July 2009 and the plaintiffs appealed to the Seoul High Court in August 2009. However, the parties were ordered to undergo mediation and the case was settled with the amount of damages reduced to (Won)44 million. The one remaining lawsuit in which the plaintiffs claimed damages of (Won)199 million in aggregate was ruled in favor of Kookmin Bank in part by the Seoul Central District Court in June 2011 and both Kookmin Bank and the plaintiffs appealed this case to the Seoul High Court. In February 2012, the Seoul High Court ruled in favor of Kookmin Bank in part but neither side appealed the case. Additional lawsuits may be filed against Kookmin Bank with respect to its sales of such products, and the final outcome of such litigation remains uncertain.

In August 2009, six purchasers that had entered into shipbuilding contracts with a Korean shipbuilding company filed a lawsuit in the United Kingdom against Kookmin Bank demanding repayment of US$46.6 million of pre-delivery installments paid by the purchasers to the shipbuilding company under such contracts. In connection with such contracts, in August 2007, Kookmin Bank had issued to each of the six purchasers advance payment bonds, which effectively operate as refund guarantees on behalf of the shipbuilding company to cover its obligations to return pre-delivery installments paid by such purchasers in the event of, among other things, defaults by such shipbuilding company under the shipbuilding contracts. In January 2009, the shipbuilding company became subject to a debt workout procedure under the Corporate Restructuring Promotion Act. The six purchasers claimed that such an event constituted a default under each of the shipbuilding contracts and demanded repayment under the terms of the advance payment bonds of the installments paid to the shipbuilding company. In October 2009, the High Court of Justice, Queen’s Bench Division, Commercial Court ruled in favor of the six purchasers. Kookmin Bank appealed to the Court of Appeal, Queen’s Bench Division, Commercial Court, which overturned the lower court’s ruling in May 2010. The six purchasers appealed to the Supreme Court of the United Kingdom, which ruled in favor of the six purchasers in November 2011.

In July 2010, the Korean government filed four lawsuits against Kookmin Bank in connection with its management of the National Housing Fund, claiming damages of (Won)120 billion in aggregate. The government alleged that certain loan losses incurred by the National Housing Fund were due to Kookmin Bank’s breach of its duty of care as a manager of the National Housing Fund. In August and November 2011, three of the lawsuits were dismissed by the Seoul Central District Court and not appealed. In the one remaining lawsuit, the Seoul Central District Court ruled in favor of the Korean government in part but reduced the amount of damages from (Won)689 million to (Won)22 million. Neither side appealed the case.

In January 2008, the Korea Fair Trade Commission instituted certain amendments to standard loan policy conditions for mortgage loan agreements to require banks to be responsible for the payment of mortgage registration expenses when issuing mortgage loans. Subsequently, the Korea Federation of Banks and 16 banks, including Kookmin Bank, filed a lawsuit against the Korea Fair Trade Commission to prevent the implementation of such amendments. In August 2010, the Supreme Court ruled in favor of the Korea Fair Trade Commission. Since such ruling in August 2010, a number of Kookmin Bank’s customers have filed 14 lawsuits against Kookmin Bank, alleging that it should return the mortgage registration expenses paid by such customers under mortgage loan agreements that did not reflect the amendments instituted by the Korea Fair Trade Commission in January 2008. The aggregate amount of claimed damages in the 14 lawsuits is (Won)681 million. Additional lawsuits may be filed against Kookmin Bank with respect to its mortgage loans, and the final outcome of such litigation remains uncertain.

Dividends

Dividends must be approved by the stockholders at the annual general meeting of stockholders. Cash dividends may be paid out of retained earnings that have not been appropriated to statutory reserves. See “Item 10B. Memorandum and Articles of Association—Description of Capital Stock—Dividends and Other Distributions.”

The table below sets forth, for the periods indicated, the dividend per share of common stock and the total amount of dividends declared and paid by us in respect of the years ended December 31, 2010 and 2011. The dividends set out for each of the years below were paid within 30 days after our annual stockholders meeting, which is held no later than March of the following year.

Fiscal Year	Dividends per Common share (1)				Dividends per Preferred Share		Total Amount of Cash Dividends Paid
							(in millions of Won)
2010 (2)	(Won)	120	US$	0.11	—	—	(Won)	41,163
2011 (3)		720		0.62	—	—		278,173

(1)	Won amounts are expressed in U.S. dollars at the noon buying rate in effect at the end of the relevant periods as quoted by the Federal Reserve Bank of New York in the United States.
(2)

On February 10, 2011, our board of directors passed a board resolution recommending a cash dividend of (Won)120 per common share (before dividend tax), representing 2.4% of the par value of each share, for the fiscal year ended December 31, 2010. This resolution was approved and ratified by our stockholders on March 25, 2011.

(3)

On February 9, 2012, our board of directors passed a board resolution recommending a cash dividend of (Won)720 per common share (before dividend tax), representing 14.4% of the par value of each share, for the fiscal year ended December 31, 2011. This resolution was approved and ratified by our stockholders on March 23, 2012.

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

	KRX KOSPI Market (1)					New York Stock Exchange (2)
	Closing Price Per Common Stock				Average Daily Trading Volume (in thousands of shares)	Closing Price Per ADS				Average Daily Trading Volume (in thousands of shares)
	High		Low			High		Low
2007	(Won)	89,500	(Won)	61,600	1,527.1	US$	96.57	US$	64.27	523.8
2008		71,500		22,800	2,902.4		71.26		14.70	780.0
2009		63,200		26,850	2,390.1		55.07		16.82	533.3
2010		60,400		45,900	1,921.9		52.89		37.81	326.8
First Quarter		59,400		45,900	1,755.2		52.62		38.69	343.6
Second Quarter		57,500		46,750	2,004.3		51.88		37.81	388.1
Third Quarter		52,500		46,550	1,993.3		45.46		38.11	320.4
Fourth Quarter		60,400		49,950	1,930.4		52.89		43.04	256.7
2011		62,100		34,600	2,385.3		55.00		29.64	202.3
First Quarter		62,100		54,000	2,055.1		55.00		48.02	212.5
Second Quarter		58,500		48,400	2,093.5		53.72		44.92	151.3
Third Quarter		54,600		34,600	3,459.7		51.87		29.98	246.9
Fourth Quarter		45,000		35,650	1,912.8		41.28		29.64	197.9
October		45,000		38,600	2,261.4		41.28		31.38	200.0
November		42,700		36,150	1,795.0		38.12		31.23	209.7
December		39,900		35,650	1,704.1		34.92		29.64	183.9
2012 (through April 27)		45,000		35,750	1,670.1		40.63		30.98	169.9
January		42,800		35,750	1,859.9		38.08		30.98	188.4
February		45,000		40,650	1,757.5		40.63		36.01	202.6
March		44,100		40,350	1,591.7		38.90		35.30	146.0
April (through April 27)		43,500		40,000	1,460.5		38.21		35.25	143.7

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

As of December 31, 2011, the aggregate market value of equity securities listed on the KRX KOSPI Market was approximately (Won)1,042 trillion. The average daily trading volume of equity securities for 2011 was approximately 354 million shares with an average transaction value of (Won)6,863 billion.

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

The following table sets out movements in KOSPI:

	Opening	High	Low	Closing
1982	123.60	134.48	105.99	128.99
1983	122.52	134.46	115.59	121.21
1984	115.25	142.46	115.25	142.46
1985	139.53	163.37	131.40	163.37
1986	161.40	279.67	153.85	272.61
1987	264.82	525.11	264.82	525.11
1988	532.04	922.56	527.89	907.20
1989	919.61	1,007.77	844.75	909.72
1990	908.59	928.82	566.27	696.11
1991	679.75	763.10	586.51	610.92
1992	624.23	691.48	459.07	678.44
1993	697.41	874.10	605.93	866.18
1994	879.32	1,138.75	855.37	1,027.37
1995	1,013.57	1,016.77	847.09	882.94
1996	888.85	986.84	651.22	651.22
1997	653.79	792.29	350.68	376.31
1998	385.49	579.86	280.00	562.46
1999	587.57	1,028.07	498.42	1,028.07
2000	1,059.04	1,059.04	500.60	504.62
2001	520.95	704.50	468.76	693.70
2002	724.95	937.61	584.04	627.55
2003	635.17	822.16	515.24	810.71
2004	821.26	936.06	719.59	895.92
2005	893.71	1,379.37	870.84	1,379.37
2006	1,389.27	1,464.70	1,203.86	1,434.46
2007	1,435.26	2,064.85	1,355.79	1,897.13
2008	1,853.45	1,888.88	938.75	1,124.47
2009	1,157.40	1,723.17	992.69	1,682.77
2010	1,696.14	2,052.97	1,548.78	2,051.00
2011	2,070.08	2,231.74	1,644.11	1,825.74
2012 (through April 27)	1,826.37	2,049.28	1,826.37	1,975.35

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

The following table sets forth the number of companies listed on the KRX KOSPI Market, the corresponding total market capitalization at the end of the periods indicated and the average daily trading volume for those periods:

	Market Capitalization on the Last Day of Each Period					Average Daily Trading Volume, Value
Year	Number of Listed Companies	(Billions of Won)		(Millions of US$) (1)		Thousands of shares	(Millions of Won)		(Thousands of US$) (1)
1982	334	(Won)	3,001	US$	4,279	9,704	(Won)	6,667	US$	9,507
1983	328		3,490		4,666	9,325		5,941		7,944
1984	336		5,149		6,434	14,847		10,642		13,301
1985	342		6,570		7,921	18,925		12,315		14,846
1986	355		11,994		13,439	31,755		32,870		36,830
1987	389		26,172		30,250	20,353		70,185		81,120
1988	502		64,544		81,177	10,367		198,364		249,483
1989	626		95,477		138,997	11,757		280,967		409,037
1990	669		79,020		115,610	10,866		183,692		268,753
1991	686		73,118		101,623	14,022		214,263		297,795
1992	688		84,712		110,691	24,028		308,246		402,779
1993	693		112,665		142,668	35,130		574,048		726,919
1994	699		151,217		185,657	36,862		776,257		953,047
1995	721		141,151		178,266	26,130		487,762		616,016
1996	760		117,370		151,289	26,571		486,834		627,525
1997	776		70,989		82,786	41,525		555,759		648,115
1998	748		137,799		81,297	97,716		660,429		389,634
1999	725		349,504		294,319	278,551		3,481,620		2,931,891
2000	704		188,042		166,703	306,163		2,602,211		2,306,925
2001	689		255,850		200,039	473,241		1,997,420		1,561,705
2002	683		258,681		217,379	857,245		3,041,598		2,308,789
2003	684		355,363		298,123	542,010		2,216,636		1,859,594
2004	683		412,588		398,597	372,895		2,232,108		2,156,418
2005	702		655,075		648,589	467,629		3,157,662		3,126,398
2006	731		704,588		757,621	279,096		3,435,180		3,693,742
2007	745		951,900		1,017,205	363,732		5,539,588		5,919,628
2008	763		592,635		469,600	355,205		5,189,643		4,112,238
2009	770		887,935		763,027	485,657		5,795,426		4,980,172
2010	777		1,141,885		1,009,981	380,859		5,619,768		4,970,607
2011	791		1,041,999		899,438	353,759		6,863,146		5,924,166
2012 (through April 20)	789		1,135,853		998,025	513,848		5,702,784		5,010,793

Source:    The KRX KOSPI Market

(1)	Converted at the noon buying rate of the Federal Reserve Bank of New York in effect on the last business day of the period indicated.

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

As of December 31, 2011, our authorized share capital is 1,000,000,000 shares. Pursuant to our articles of incorporation, we are authorized to issue shares with preferred dividend, non-voting shares, class shares with conversion rights, class shares with redemption rights and shares with a combination of all or any of the foregoing characteristics (collectively, “Class Shares”), as well as common shares. Subject to applicable laws and regulations, we are authorized to issue Class Shares up to one-half of all of our issued and outstanding shares.

Under our articles of incorporation, dividends on non-voting shares with preferred dividend are required to be at least 1% per annum of the par value and the board of directors must determine at the time of issuance of such shares the dividend rate, type of distributable properties, method of determining the value of distributable properties and conditions on payment of dividends. Also, we may, pursuant to a resolution of the board of directors, issue such non-voting shares with preferred dividend as redeemable shares that may be redeemed with profits at the relevant shareholder’s or our discretion, up to one-half of all of our issued and outstanding shares.

In addition, pursuant to a resolution of the board of directors, we may issue shares that are convertible into common shares or Class Shares at the request of the relevant shareholders, up to 20% of all of our issued and outstanding shares. The period during which a relevant shareholder may make a request for conversion may be determined by a resolution of the board of directors and must be a period between one and ten years from the issue date.

Furthermore, through an amendment of the articles of incorporation, we may create new classes of shares, which may be common shares or Class Shares having additional features as prescribed under the Korean Commercial Code. See “—Voting Rights.”

As of the date of this annual report, 386,351,693 shares of common stock were issued and 386,351,693 shares of common stock were outstanding. No Class Shares are currently outstanding. All of the issued and outstanding shares are fully-paid and non-assessable, and are in registered form. Our authorized but unissued share capital consists of 613,648,307 shares. We may issue the unissued shares without further stockholder approval, subject to a board resolution as provided in the articles of incorporation. See “—Preemptive Rights and Issuances of Additional Shares” and “—Dividends and Other Distributions—Distribution of Free Shares.”

Our articles of incorporation provide that our stockholders may, by special resolution, grant to our and our subsidiaries’ officers, directors and employees stock options exercisable for up to 15% of the total number of our issued and outstanding shares. Our board of directors may also grant stock options to non-director officers and employees exercisable for up to 1% of our issued and outstanding shares, provided that such grant must be approved by a resolution of the subsequent general meeting of stockholders. As of March 30, 2012, our officers, directors and employees held options to purchase 2,071,938 shares of our common stock. Upon their exercise of such stock options, we are required to pay in cash the difference between the exercise price and the market price of our common stock at the date of exercise. See “Item 6E. Share Ownership—Stock Options.”

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

Distribution of Free Shares

In addition to permitting dividends in the form of shares to be paid out of retained or current earnings, the Korean Commercial Code permits a company to distribute to its stockholders, in the form of free shares, an amount transferred from the capital surplus or legal reserve to stated capital. These free shares must be distributed pro rata to all stockholders. Our articles of incorporation provide that the types of shares to be distributed to the holders of non-voting shares with preferred dividend will be the same type of non-voting shares with preferred dividend held by such holders.

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

Public notice of the preemptive rights to new shares and the transferability thereof must be given not less than two weeks (excluding the period during which the stockholders’ register is closed) prior to the record date. We will notify the stockholders or persons other than existing stockholders, who are entitled to subscribe for newly issued shares of the deadline for subscription at least two weeks prior to the deadline. If such stockholders or persons fail to subscribe on or before such deadline, their preemptive rights will lapse. Our board of directors may determine how to distribute shares in respect of which preemptive rights have not been exercised or where fractions of shares occur.

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

Voting Rights

Each outstanding share of our common stock is entitled to one vote per share. However, voting rights with respect to shares of common stock that we or any of our subsidiaries holds may not be exercised. Unless stated otherwise in a company’s articles of incorporation, the Korean Commercial Code permits holders of an aggregate of 1% or more of the issued and outstanding shares with voting rights to request cumulative voting when electing two or more directors. Our articles of incorporation do not prohibit cumulative voting. The Korean Commercial Code and our articles of incorporation provide that an ordinary resolution may be adopted if approval is obtained from the holders of at least a majority of those shares of common stock present or represented at such meeting and such majority also represents at least one-fourth of the total of our issued and outstanding voting shares. Holders of non-voting shares (other than enfranchised non-voting shares) will not be entitled to vote on any resolution or to receive notice of any general meeting of stockholders unless the agenda of the meeting includes consideration of a resolution on which such holders are entitled to vote. If our annual general stockholders’ meeting resolves not to pay to holders of non-voting shares with preferred dividend the annual dividend as determined by the board of directors at the time of issuance of such shares, the holders of non-voting shares with preferred dividend will be entitled to exercise voting rights from the general stockholders’ meeting following the meeting adopting such resolution to the end of a meeting to declare to pay such dividend with respect to the non-voting shares with preferred dividend. Holders of such enfranchised non-voting shares with preferred dividend will have the same rights as holders of common stock to request, receive notice of, attend and vote at a general meeting of stockholders.

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

In addition, in the case of amendments to the articles of incorporation or any merger or consolidation of a company or in certain other cases, where the rights or interest of the holders of Class Shares are adversely affected, a resolution must be adopted by a separate meeting of holders of Class Shares. Such a resolution may be adopted if the approval is obtained from stockholders of at least two-thirds of the Class Shares present or represented at such meeting and such shares also represent at least one-third of the total issued and outstanding Class Shares of the company.

A stockholder may exercise his voting rights by proxy given to another stockholder. The proxy must present the power of attorney prior to the start of a meeting of stockholders.

Liquidation Rights

In the event we are liquidated, the assets remaining after the payment of all debts, liquidation expenses and taxes will first be distributed to holders of Class Shares which have a preference right in respect of the distribution of residual properties as determined by our board of directors at the time of their issuance, and the residue thereafter will be distributed to the other stockholders in proportion to the number of shares held by them.

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

Acquisition of Our Shares

Under the Korean Commercial Code, we may acquire our own shares upon a resolution of a general meeting of shareholders by either (i) purchasing them on a stock exchange or (ii) purchasing a number of shares, other than the redeemable shares as set forth in Article 345, Paragraph (1) of the Korean Commercial Code, from each shareholder in proportion to their existing shareholding ratio through the methods set forth in the Presidential Decree, provided that the total purchase price does not exceed the amount of our profit that may be distributed as dividends in respect of the immediately preceding fiscal year.

Additionally, pursuant to the Financial Investment Services and Capital Markets Act and regulations under the Financial Holding Company Act and after submission of certain reports to the Korean Financial Services Commission, we may purchase our own shares on the KRX KOSPI Market or through a tender offer, subject to the restrictions that:

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

Subject to certain exceptions for short-term and hedged positions, the U.S. dollar amount of dividends received by an individual prior to January 1, 2013 with respect to the ADSs will be subject to taxation at a maximum rate of 15% if the dividends are “qualified dividends.” Dividends paid on the ADSs will be treated as qualified dividends if (i) the ADSs are readily tradable on an established securities market in the United States and (ii) we were not, in the year prior to the year in which the dividend was paid, and are not, in the year in which the dividend is paid, a passive foreign investment company as defined for U.S. federal income tax purposes (“PFIC”). The ADSs are listed on the New York Stock Exchange, and will qualify as readily tradable on an established securities market in the United States so long as they are so listed. Based on our audited financial statements, we believe that we were not a PFIC in our 2010 or 2011 taxable year. In addition, based on our audited financial statements and current expectations regarding our income, assets and activities, we do not anticipate becoming a PFIC for our 2012 taxable year.

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

Korean Taxation

The following summary of Korean tax considerations applies to you so long as you are not:

•	a resident of Korea;

•	a corporation with its head office, principal place of business or place of effective management in Korea; or

•	engaged in a trade or business in Korea through a permanent establishment or a fixed base to which the relevant income is attributable or with which the relevant income is effectively connected.

Taxation of Dividends on Common Shares or ADSs

We will deduct Korean withholding tax from dividends paid to you (whether payable in cash or in shares) at a rate of 22.0% (inclusive of local income surtax). If you are a beneficial owner of the dividends in a country that has entered into a tax treaty with Korea, you may qualify for a reduced rate of Korean withholding tax. See “—Tax Treaties” below for a discussion on treaty benefits. If we distribute to you shares representing a transfer of earning surplus or certain capital reserves into paid-in capital, that distribution may be subject to Korean withholding tax.

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

Taxation of Capital Gains From Transfer of Common Shares or ADSs

As a general rule, capital gains earned by non-residents upon transfer of our common shares or ADSs are subject to Korean withholding tax at the lower of (1) 11% (inclusive of local income surtax) of the gross proceeds realized or (2) subject to the production of satisfactory evidence of acquisition costs and certain direct transaction costs of the common shares or ADSs, 22.0% (inclusive of local income surtax) of the net realized gain, unless exempt from Korean income taxation under the applicable Korean tax treaty with the non-resident’s country of tax residence. See “—Tax Treaties” below for a discussion on treaty benefits. Even if you do not qualify for an exemption under a tax treaty, you will not be subject to the foregoing withholding tax on capital gains if you qualify under the relevant Korean domestic tax law exemptions discussed in the following paragraphs.

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

Under Korean tax law, ADSs are viewed as shares of common stock for capital gains tax purposes. Accordingly, capital gains from the sale or disposition of ADSs are taxed (if such sale or disposition constitutes a taxable event) as if such gains are from the sale or disposition of the underlying common shares. Capital gains that you earn (regardless of whether you have a permanent establishment in Korea) from a transfer of ADSs outside of Korea will generally be exempt from Korean income taxation by virtue of the Special Tax Treatment Control Law of Korea, or the STTCL, provided that the issuance of the ADSs is deemed to be an overseas issuance under the STTCL. However, if you transfer ADSs after having converted the underlying common shares, such exemption under the STTCL will not apply and you will be required to file a corporate income tax return and pay tax in Korea with respect to any capital gains derived from such transfer unless the purchaser or a financial investment company with a brokerage license, as applicable, withholds and pays such tax.

If you are subject to tax on capital gains with respect to the sale of ADSs, or of our common shares you acquired as a result of a withdrawal, the purchaser or, in the case of the sale of the common shares on the Korea Exchange or through a financial investment company with a brokerage license in Korea, such financial investment company is required to withhold Korean tax from the sales price in an amount equal to the lower of (1) 11% (inclusive of local income surtax) of the gross realization proceeds or (2) subject to the production of satisfactory evidence of acquisition costs and certain direct transaction costs of the common shares or ADSs, 22.0% (inclusive of local income surtax) of the net realized gain, and to make payment of these amounts to the Korean tax authority, unless you establish your entitlement to an exemption under an applicable tax treaty or domestic tax law. To obtain the benefit of an exemption from tax pursuant to an applicable tax treaty, you must submit to the purchaser or the financial investment company, or through the ADS depositary, as the case may be, prior to or at the time of payment, such evidence of your tax residence as the Korean tax authorities may require in support of your claim for treaty benefits. See the discussion under “—Tax Treaties” below for an additional explanation on claiming treaty benefits.

Tax Treaties

Korea has entered into a number of income tax treaties with other countries (including the United States), which would reduce or exempt Korean withholding tax on dividends on, and capital gains on transfer of, the common shares or ADSs. For example, under the Korea-United States income tax treaty, reduced rates of Korean withholding tax of 16.5% or 11.0% (depending on your shareholding ratio and inclusive of resident surtax) on dividends and an exemption from Korean withholding tax on capital gains are available to residents of the United States that are beneficial owners of the relevant dividend income or capital gains, subject to certain exceptions. However, under Article 17 (Investment or Holding Companies) of the Korea-United States income tax treaty, such reduced rates and exemption do not apply if (i) you are a United States corporation, (ii) by reason of any special measures, the tax imposed on you by the United States with respect to such dividend income or capital gains is substantially less than the tax generally imposed by the United States on corporate profits and (iii) 25% or more of your capital is held of record or is otherwise determined, after consultation between competent authorities of the United States and Korea, to be owned directly or indirectly by one or more persons who are not individual residents of the United States. Also, under Article 16 (Capital Gains) of the Korea-United States income tax treaty, the exemption on capital gains does not apply if you are an individual and (a) you maintain a fixed base in Korea for an aggregate of 183 days or more during a given taxable year and your ADSs or common shares giving rise to capital gains are effectively connected with such fixed base or (b) you are present in Korea for an aggregate of 183 days or more during a given taxable year.

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

Under the Securities Transaction Tax Law, depositary receipts (such as American depositary receipts) constitute share certificates subject to the securities transaction tax. However, the transfer of depositary receipts listed on the New York Stock Exchange, the Nasdaq Global Market, or other qualified foreign exchanges is exempt from the securities transaction tax.

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

Non-reporting or under-reporting of securities transaction tax will generally result in penalties equal to 20% to 40% of the non-reported tax amount or 10% to 40% of under-reported tax amount. Also, a failure to timely pay securities transaction tax will result in a penalty equal to 10.95% per annum of the due but unpaid tax amount. The penalties are imposed on the party responsible for paying the securities transaction tax or, if such tax is required to be withheld, on the party that has the obligation to withhold.

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

The following chart sets out our risk management governance structure as of the date of this annual report:

Group Risk Management Committee

Our Group Risk Management Committee is a board-level committee that is responsible for overseeing all risks and advising the board of directors with respect to risk management-related issues. The committee consists of one executive director, one non-standing director and four non-executive directors (one of whom serves as the chairman of the committee), and its major roles include:

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

We assess and manage all credit exposures. We measure expected losses and economic capital on assets (whether on- or off-balance sheet) that are subject to credit risk management and use expected losses and economic capital as management indicators. We manage credit risk by allocating credit risk economic capital limits. In addition, we control credit concentration risk exposure by applying and managing total exposure limits to prevent excessive risk concentration to particular industries or borrowers. Credit exposures that we assess and manage include loans to borrowers and counterparties, investments in securities, letters of credit, bankers’ acceptances, derivatives and commitments. Our risk appetite, which is the ratio of our required economic capital to our estimated available book capital, is approved by the Group Risk Management Committee once a year. Thereafter, Kookmin Bank calculates economic capital every month for its business groups and bank-wide based on attributed economic capital in accordance with the risk appetite as approved by the Group Risk Management Committee, and measures and reports profiles of credit risk on a bank-wide level and by business group regularly to its relevant business groups and senior management.

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

Total Exposure Management

We establish and manage total exposure limits for corporations, chaebols and industries, as well as certain small- and medium-sized enterprises, in order to optimize the use of credit availability and avoid excessive risk concentration. We establish total exposure limits for large corporations to which we have exposures (in the form of securities or loans) of over (Won)30 billion, small- and medium-sized enterprises to which we have exposures (in the form of securities or loans) of over (Won)20 billion and chaebols designated by the Financial Supervisory Service or by Kookmin Bank, by reviewing factors such as their industry, size, cash flows, financial ratios and credit ratings, while establishing exposure limits for industries by peer group, as defined by us, by reviewing the sales growth rate and risk concentration for each industry. The guidelines used to set these total exposure limits are approved by Kookmin Bank’s Risk Management Council after review by the Credit Risk Management Subcommittee.

Kookmin Bank’s maximum exposure limit is within 25% of its Tier I and Tier II capital for a single chaebol, and within 10% of its Tier I and Tier II capital for an individual large corporation.

We manage and control exposure limits on a daily basis. The principal system that we use for this purpose is the Total Exposure Management System. This system allows us to monitor and control our total exposure to large corporations, chaebols and industries. We monitor our exposure to large corporations to which we have an exposure of (Won)30 billion or more, individual corporations to which we have an exposure of more than (Won)20 billion, and also our exposure to the 54 chaebols, which are comprised of the 37 largest chaebols in Korea designated as such by the Financial Supervisory Service based on their outstanding exposures as well as 17 chaebols selected for monitoring by the Senior Executive Vice President of Kookmin Bank’s Risk Management Division. We also monitor our exposure to industries by peer groups. Our Total Exposure Management System integrates all of our credit-related risk including credit extended by our overseas branches and affiliates. The assets subject to the system include all Won-denominated and foreign currency-denominated loans, all assets in trust accounts except specified money trusts, guarantees, trade-related credits, commercial paper, corporate bonds and other securities and derivatives.

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

Market Risk Management

The major risk to which we are exposed is interest rate risk on debt instruments and interest bearing securities and, to a lesser extent, stock price risk and foreign exchange risk. The financial instruments that expose us to these risks are securities and financial derivatives. We are not exposed to significant commodity risk, the other recognized form of market risk, as we allow only back-to-back transactions with respect to commodities. We are also exposed to interest rate risk and liquidity risk in Kookmin Bank’s banking book. We divide market risk into risks arising from trading activities and risks arising from non-trading activities.

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

Market Risk Management for Trading Activities

Our trading activities consist of:

•

trading activities for our own account to realize short-term trading profits in Won-denominated debt and equities markets and foreign exchange markets based on our short-term forecast of changes in the market situation; and

•

trading activities involving derivatives, such as swaps, forwards, futures and option transactions, to realize profits primarily from arbitrage transactions and, to a lesser extent, from selling derivative products to our customers and to hedge market risk incurred from those activities. In addition, certain derivative products that we use to hedge our own market risk are classified as trading activities as they do not qualify for hedge accounting treatment under IFRS. We believe, however, that certain of these products are effective as economic hedges.

We use derivative instruments to hedge our market risk and, to a limited extent, to make profits by trading derivative products within acceptable risk limits. The principal objective of our hedging strategy is to manage our market risk within established limits. We use the following hedging instruments to manage relevant risks:

•	to hedge interest rate risk arising from its trading activities, the Trading Department of Kookmin Bank occasionally uses interest rate futures (Korea Treasury Bond Futures) and interest rate swaps;

•	to hedge stock price risk arising from its trading activities, the Trading Department of Kookmin Bank selectively uses stock index futures;

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

In addition, we have implemented internal processes which include a number of key controls designed to ensure that fair value is measured appropriately, particularly where a fair value model is internally developed and used to price a significant product. See “Item 5A. Operating Results—Critical Accounting Policies—Valuation of Financial Instruments” and Notes 3.3 and 6 of the notes to our consolidated financial statements. For example, each year, Kookmin Bank’s Risk Management Department reviews the existing pricing and valuation models, with a focus on their underlying modeling assumptions and restrictions, to assess the appropriateness of their continued use. In consultation with Kookmin Bank’s Trading Department, the Risk Management Department recommends potential valuation models to Kookmin Bank’s Fair Value Evaluation Committee. Upon approval by Kookmin Bank’s Fair Value Evaluation Committee, the selected valuation models are reported to its Market Risk Management Subcommittee.

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

The following table shows Kookmin Bank’s daily VaRs as of December 31, 2010 and 2011, at a 99% confidence level for a one-day holding period, for interest risk, stock price risk and foreign exchange risk relating to its trading activities. The following figures were calculated on a non-consolidated basis.

	As of December 31,
	2010		2011
	(in billions of Won)
Risk categories:
Interest risk	(Won)	3.6	(Won)	1.9
Stock price risk		0.1		1.2
Foreign exchange risk		5.2		4.9
Less: diversification		(3.3)		(3.2)

Diversified VaR for overall trading activities	(Won)	5.6	(Won)	4.8

In 2011, the average, high, low and ending amounts of daily VaR for Kookmin Bank relating to its trading activities (at a 99% confidence level for a one-day holding period) were as follows:

	Trading activities VaR for 2011
	Average		Minimum		Maximum		As of December 31, 2011
	(in millions of Won)
Interest risk	(Won)	2,537	(Won)	1,430	(Won)	4,019	(Won)	1,866
Stock price risk		725		86		2,569		1,161
Foreign exchange risk		6,464		4,187		12,610		4,882
Less: diversification								(3,141)

Diversified VaR for overall trading activities		6,206		4,000		11,992	(Won)	4,768

Back-Testing. We conduct back testing on a daily basis to validate the adequacy of our market risk model. In back testing, we compare both the actual and hypothetical profit and loss with the VaR calculations and analyze any results that fall outside our predetermined confidence interval of 99%.

Stress testing. In addition to VaR, which assumes normal market situations, we use stress testing to assess our market risk exposure to abnormal market fluctuations. Abnormal market fluctuations include significant declines in the stock market and significant increases in the general level of interest rates. This is an important way to supplement VaR, as VaR is a statistical expression of possible loss under a given confidence level and holding period. It does not cover potential loss if the market moves in a manner that is outside our normal expectations. Stress testing projects the anticipated change in value of holding positions under certain scenarios assuming that no action is taken during a stress event to change the risk profile of a portfolio. According to Kookmin Bank’s stress testing, we estimate that as of December 31, 2011, Kookmin Bank’s trading securities portfolio, which represents most of our trading risk, could have lost (Won)328 billion for an assumed short-term extreme decline of approximately 25% in the equity market and an approximate 103 basis point increase in interest rates under an abnormal stress environment.

We monitor the impact of market turmoil or any abnormality by conducting stress tests and confirming that the results are within our market risk limits. If the impact is large, Kookmin Bank’s chief risk officer may request that our portfolio be restructured or other appropriate action be taken.

Interest Risk

Interest risk from trading activities arises mainly from our trading of Won-denominated debt securities. Our trading strategy is to benefit from short-term movements in the prices of debt securities arising from changes in interest rates. As our trading accounts are marked-to-market daily, we manage the interest risk related to our trading accounts using market value-based tools such as VaR and sensitivity analysis. As of December 31, 2011, the VaR of Kookmin Bank’s interest risk from trading was (Won)2 billion and the weighted average duration, or weighted average maturity, of its Won-denominated debt securities at fair value through profit or loss was approximately 2.3 years.

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

The following table shows Kookmin Bank’s non-consolidated net open positions at the end of 2010 and 2011. Positive amounts represent long positions and negative amounts represent short positions. The net open positions held by subsidiaries other than Kookmin Bank are not significant.

	As of December 31, (1)
	2010		2011
	(in millions of US$)
Currency:
U.S. dollars	US$	(30.3)	US$	(83.7)
Japanese yen		(6.9)		(15.1)
Euro		1.8		(3.3)
Kazakhstan tenge		296.5		338.3
Others		12.9		(20.2)

Total	US$	274.0	US$	216.0

(1)	Amounts prepared on a non-consolidated basis.

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

As of December 31, 2011, Kookmin Bank’s equity trading position was (Won)39 billion.

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

Market Risk Management for Non-Trading Activities

Interest Rate Risk

Our principal market risk from non-trading activities is interest rate risk. Interest rate risk arises due to mismatches in the maturities or re-pricing periods of these rate-sensitive assets and liabilities. We measure interest rate risk for Won and foreign currency assets and liabilities in our bank accounts (including derivatives) and our principal guaranteed trust accounts. Most of our interest earning assets and interest bearing liabilities are denominated in Won and our foreign currency-denominated assets and liabilities are mostly denominated in U.S. dollars.

Our principal interest rate risk management objectives are to generate stable net interest revenues and to protect our asset value against interest rate fluctuations. We principally manage this risk for our non-trading activities by analyzing and managing maturity and duration gaps between our interest earning assets and interest bearing liabilities. Although we have used hedging instruments only on a limited basis for interest rate risk management for our non-trading assets and liabilities, to date the Korean financial market has not been sufficiently developed for this purpose. We expect to increase our use of derivatives to hedge this risk in the near future as the Korean financial market becomes more sophisticated.

Interest rate gap analysis measures expected changes in net interest revenues by calculating the difference in the amounts of interest earning assets and interest bearing liabilities at each maturity and interest resetting date. We perform interest rate gap analysis for Won-denominated and foreign currency-denominated assets and trust assets on a monthly basis or more frequently when deemed necessary.

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

The following table shows Kookmin Bank’s interest rate gap for Won-denominated accounts and foreign currency-denominated accounts as of December 31, 2011.

	As of December 31, 2011 (1)
	0-3 Months		3-6 Months		6-12 Months		1-3 Years		Over 3 Years		Total
	(in billions of Won, except percentages)
Won-denominated Interest earning assets:
Loans	(Won)	99,078	(Won)	50,673	(Won)	23,202	(Won)	5,403	(Won)	2,468	(Won)	180,824
Securities		5,646		2,408		2,985		11,058		6,824		28,921
Others		5,045		184		106		159		17		5,511

Total	(Won)	109,769	(Won)	53,265	(Won)	26,293	(Won)	16,620	(Won)	9,309	(Won)	215,256

Interest bearing liabilities:
Deposits	(Won)	78,235	(Won)	29,975	(Won)	52,299	(Won)	15,625	(Won)	11,562	(Won)	187,696
Borrowings		3,779		—		—		—		—		3,779
Others		9,455		512		1,802		5,243		1,608		18,620

Total	(Won)	91,469	(Won)	30,487	(Won)	54,101	(Won)	20,868	(Won)	13,170	(Won)	210,095

Sensitivity gap		18,300		22,778		(27,808)		(4,248)		(3,861)		5,161
Cumulative gap		18,300		41,078		13,270		9,022		5,161
% of total assets		8.5%		19.1%		6.2%		4.2%		2.4%
Foreign currency-denominated Interest earning assets:
Due from banks	(Won)	325	(Won)	—	(Won)	35	(Won)	—	(Won)	—	(Won)	360
Loans		7,270		464		582		504		16		8,836
Securities		456		49		38		330		124		997
Others		4,958		1,569		361		65		—		6,953

Total	(Won)	13,009	(Won)	2,082	(Won)	1,016	(Won)	899	(Won)	140	(Won)	17,146

Interest bearing liabilities:
Deposits	(Won)	2,301	(Won)	1,684	(Won)	315	(Won)	77	(Won)	—	(Won)	4,377
Borrowings		6,299		1,842		1,563		65		46		9,815
Others		2,646		346		273		64		—		3,329

Total	(Won)	11,246	(Won)	3,872	(Won)	2,151	(Won)	206	(Won)	46	(Won)	17,521

Sensitivity gap		1,763		(1,790)		(1,135)		693		94		(375)
Cumulative gap		1,763		(27)		(1,162)		(469)		(375)
% of total assets		10.3%		(0.2)%		(6.8)%		(2.7)%		(2.2)%

(1)	The numbers are prepared on a non-consolidated basis for internal management purposes.

Duration Gap Analysis. We also perform duration gap analysis to measure and manage interest rate risk. Duration gap analysis is a more long-term risk indicator than interest rate gap analysis, as interest rate gap analysis focuses more on accounting income as opposed to the market value of the assets and liabilities. We emphasize duration gap analysis because, in the long run, our principal concern with respect to interest rate fluctuations is the net asset value rather than net interest revenue changes. In 2011, our asset and liability duration gap was negative and it moved between (-)0.090 years and (-)0.289 years. Accordingly, our net asset value would have declined between (Won)197 billion and (Won)607 billion if interest rates had decreased by one percentage point.

For duration gap analysis we use or assume the same maturities for different assets and liabilities that we use or assume for our interest rate gap analysis.

The following table shows duration gaps and net asset value changes when interest rates decrease by one percentage point as of the specified dates on a non-consolidated basis.

Won denominated	Asset duration	Liability duration	Duration gap	Net asset value change
Date	(in years)	(in years)	(in years)	(in billions of Won)
June 30, 2011	0.533	0.821	(0.268)	(571)
December 31, 2011	0.600	0.714	(0.103)	(224)

Foreign-currency denominated	Asset duration	Liability duration	Duration gap	Net asset value change
Date	(in years)	(in years)	(in years)	(in billions of Won)
June 30, 2011	0.402	0.300	0.115	(16)
December 31, 2011	0.320	0.274	0.046	(7)

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

The following table summarizes Kookmin Bank’s interest rate risk, taking into account asset and liability durations as of December 31, 2011.

	As of December 31, 2011
	3 Months or Less		3-6 Months		6-12 Months		1-3 Years		Over 3 Years		Total
	(in billions of Won, except percentages and maturities in years)
Won-denominated:
Asset position	(Won)	109,769	(Won)	53,265	(Won)	26,293	(Won)	16,620	(Won)	9,309	(Won)	215,256
Liability position		91,469		30,487		54,101		20,868		13,170		210,095
Gap		18,300		22,778		(27,807)		(4,248)		(3,861)		5,161
Average maturity		0.275		0.361		0.718		2.156		3.070
Interest rate volatility		1.59%		2.48%		2.93%		2.50%		2.55%
Amount at risk		80		204		(586)		(229)		(302)		(832)

Foreign currency-denominated:
Asset position	(Won)	13,009	(Won)	2,082	(Won)	1,016	(Won)	899	(Won)	140	(Won)	17,146
Liability position		11,246		3,872		2,151		206		46		17,520
Gap		1,763		(1,790)		(1,135)		694		94		(375)
Average maturity		0.243		0.481		0.791		1.859		3.900
Interest rate volatility		1.66%		1.65%		1.61%		2.18%		2.47%
Amount at risk		(7)		14		14		(28)		(9)		(16)

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

The following table shows Kookmin Bank’s liquidity status and limits for Won and foreign currency accounts as of December 31, 2011 in accordance with Financial Services Commission regulations:

Won accounts:	1 Month or Less
	(in billions of Won, except percentages)
Assets (A)	(Won)	51,086
Liabilities (B)		42,870
Liquidity gap		8,216
Liquidity ratio (A/B)		119.16%
Limit		100%

	7 Days or Less		1 Month or Less		3 Months or Less
	(in millions of US$, except percentages)
Foreign currency assets	US$	4,464	US$	9,900	US$	17,624
Foreign currency liabilities		2,839		8,095		16,747
Maturity gap		1,625		1,804		877
Cumulative gap (A)		1,625		1,804		877
Total assets (B)		38,683		38,683		38,697
Liquidity gap ratio (A/B)		4.20%		4.66%		105.23	% (1)
Limits		(3.00)%		(10.00)%		85.00%

(1)	Liquidity ratio.

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

•	collects and analyzes internal and external loss data;

•	conducts scenario analyses to evaluate exposure to high-severity events;

•	manages certain insurance-related activities relating to insurance strategies established to mitigate operational risk;

•	examines operational risks arising in connection with the development of, changes in or discontinuance of products, policies or systems;

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

Internal Control

To monitor and control operational risks, we maintain a system of comprehensive policies and have put in place a control framework designed to provide a stable and well-managed operational environment throughout our organization. Each of our subsidiaries establishes its own internal control system in accordance with the group-level internal control principles. Our Audit Committee, Audit Department and Compliance Supporting Department are responsible for monitoring and advising our subsidiaries regarding their internal control systems. Our Audit Committee, which consists of five non-executive directors, is an independent authority that evaluates the effectiveness and efficiency of our group-wide internal control systems and business processes and monitors our subsidiaries’ compliance with such systems and processes, as well as reviews the reliability of our financial statements to secure the transparency and stability of our management (including through the activities of our independent auditors). In particular, we have established group-wide internal guidelines with respect to our subsidiaries’ reporting requirements. Our subsidiaries review their operations and their level of compliance with internal control systems and business processes on a periodic basis and, as part of this process, they are required to report any problems discovered and any remedial actions taken to our chief compliance officer, who is responsible for reporting to our Audit Committee. Based on the results of these reports, or on an ad hoc basis in response to any problem or potential problem that it identifies, the Audit Committee may direct a subsidiary to conduct an audit of its operations or, if it chooses to do so, conduct its own audit of those operations. The Audit Committee interacts on a regular basis with our Audit Department, Compliance Supporting Department and our independent auditors. In carrying out these duties, the Audit Committee ultimately protects our property for the benefit of our shareholders, investors and customers by independently monitoring our management.

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

In 2009, Kookmin Bank obtained ISO 27001 certification, which relates to information security. In 2011, Kookmin Bank also obtained ISO 20000 certification, which relates to IT service management, and BS 25999 certification, which relates to business continuity management. Kookmin Bank is the first Korean bank to have obtained all three such international certifications.

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

Fees and Payments from the Depositary to Us

In 2011, we received the following payments from the depositary:

Reimbursement of listing fees:	$38,000
Reimbursement of SEC filing fees:	$40,587
Reimbursement of settlement infrastructure fees (including DTC fees):	$60,776
Reimbursement of expenses related to proxy process (printing, postage and distribution) and ADS holders identification:	$55,554
Reimbursement of legal fees:	$340,305
Reimbursement of expenses related to our investor relations activities (investor conferences and investor relations agency fees, etc.):	$361,997

In addition, as part of its service to us, the depositary waives its fees for the standard costs and operating expenses associated with the administration of the ADS facility.

Item 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not Applicable

Item 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not Applicable

Item 15.	CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

We have evaluated, with the participation of our chief executive officer and chief financial officer, the effectiveness of our disclosure controls and procedures as of December 31, 2011. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon our evaluation, our chief executive officer and chief financial officer concluded that our disclosure controls and procedures as of December 31, 2011 were effective to provide reasonable assurance that information required to be disclosed by us in the reports that we file or submit under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported, within the time periods specified in the applicable rules and forms, and that it is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding required disclosure.

Management’s Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. Under the supervision and with the participation of our management, including our chief executive officer and chief financial officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS as issued by the IASB. Our internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS as issued by the IASB, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements. Because of its inherent limitations, internal control over financial reporting is not intended to provide absolute assurance that a misstatement of our financial statements would be prevented or detected. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Based on our evaluation, our management concluded that our internal control over financial reporting was effective as of December 31, 2011. The effectiveness of our internal control over financial reporting as of December 31, 2011 has been audited by Samil PricewaterhouseCoopers, an independent registered public accounting firm, as stated in its report included herein which expressed an unqualified opinion on the effectiveness of our internal control over financial reporting as of December 31, 2011

Changes in Internal Control Over Financial Reporting

There has been no change in our internal control over financial reporting during 2011 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 16.	RESERVED

Item 16A.	Audit Committee Financial Expert

Our board of directors has determined that each of Young Jin Kim and Jong Cheon Lee, our non-executive directors and members of our Audit Committee, qualifies as an “audit committee financial expert” and is independent within the meaning of this Item 16A.

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

Audit and Non-audit Fees

The following table sets forth the fees billed to us by independent registered public accounting firm Samil PricewaterhouseCoopers during the fiscal years ended December 31, 2010 and 2011:

	Year Ended December 31,
	2010		2011
	(in millions of Won)
Audit fees	(Won)	5,474	(Won)	5,018
Audit-related fees		3,062		93
Tax fees		—		—
All other fees		—		—

Total fees	(Won)	8,536	(Won)	5,111

Audit fees in the above table are the aggregate fees billed by Samil PricewaterhouseCoopers in connection with the audits of:

•	our annual financial statements and the review of our interim financial statements; and

•	our special purpose entities in connection with the Korean Securities and Exchange Act or the Financial Investment Services and Capital Markets Act.

Audit-related fees in the above table are fees billed by Samil PricewaterhouseCoopers in connection with attestation of our financial statements under IFRS and our financial debenture offering services.

Audit Committee Pre-Approval Policies and Procedures

Our Audit Committee pre-approves the engagement of our independent auditors for audit services with respect to our financial statements. Our Audit Committee has implemented a policy regarding pre-approval of certain other services provided by our independent auditors to our subsidiaries that the Audit Committee has deemed as not affecting their independence. Under this policy, pre-approvals for the following services to our subsidiaries have been granted by our Audit Committee to each of our subsidiaries’ audit committees: (i) services related to the audit of financial statements prepared in accordance with IFRS as adopted by Korea and internal controls under Korean laws and regulations; (ii) general tax advisory services; (iii) due diligence services; (iv) issuance of comfort letters in connection with offering of securities; and (v) educational services provided to employees.

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

NYSE Corporate Governance Standards	KB Financial Group

Director independence Listed companies must have a majority of independent directors.	The majority of our board of directors is independent (as defined in accordance with the New York Stock Exchange’s standards), as 9 out of 13 directors are non-executive directors.

Executive Session Listed companies must hold meetings solely attended by non-management directors to more effectively check and balance management directors.	Our non-executive directors hold monthly executive sessions in accordance with the Regulation of the Board of Directors.

Nomination/Corporate Governance Committee Listed companies must have a nomination/corporate governance committee composed entirely of independent directors.	Our Non-executive Director Nominating Committee is generally composed of four non-executive directors and our chief executive officer.

Compensation Committee Listed companies must have a compensation committee composed entirely of independent directors.	We maintain an Evaluation and Compensation Committee composed of five non-executive directors.

Audit Committee Listed companies must have an audit committee that satisfies the requirements of Rule 10A-3 under the Exchange Act.	We maintain an Audit Committee composed of five non-executive directors. Accordingly, we are in compliance with Rule 10A-3 under the Exchange Act.

Audit Committee Additional Requirements Listed companies must have an audit committee that is composed of more than three directors.	Our Audit Committee has five members, as described above.

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

Matters related to the performance share agreements or ESOP are not subject to shareholders’ approval under Korean law.

Corporate Governance Guidelines Listed companies must adopt and disclose corporate governance guidelines.	We have adopted, but have not disclosed, corporate governance guidelines.

Item 16H.	Mine Safety Disclosure

Not Applicable

Item 17.	FINANCIAL STATEMENTS

Not Applicable

Item 18.	FINANCIAL STATEMENTS

Reference is made to Item 19(a) for a list of all financial statements filed as part of this annual report.

Item 19.	EXHIBITS

(a)	List of Financial Statements:

(b)	Exhibits

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

Number	Description

1.1	Articles of Incorporation of KB Financial Group (translation in English).

2.1**	Form of Share Certificate of KB Financial Group’s common stock, par value (Won)5,000 per share (translation in English).

2.2***	Form of Third Amended and Restated Deposit Agreement among KB Financial Group, Citibank N.A., as depositary, and all holders and beneficial owners from time to time of American depositary shares evidenced by American depositary receipts issued thereunder, including the form of American depositary receipt.

4.1**	Amended and Restated Strategic Alliance Agreement, dated as of August 27, 2003, between Kookmin Bank and ING Bank N.V.

4.2**	Agreement Dealing with the Establishment of KB Financial Holding Company, dated as of April 30, 2008, among Kookmin Bank, KB Asset Management Co., Ltd., ING Bank B.V. and ING Insurance International B.V.

Number	Description

4.3*	Assignment and Assumption Agreement, dated as of September 29, 2008, among Kookmin Bank, KB Financial Group and ING Bank N.V.

8.1****	List of subsidiaries of KB Financial Group.

11.1*	Code of Ethics.

12.1	Section 302 certifications.

13.1	Section 906 certifications.

15.1	Consent of Samil PricewaterhouseCoopers.

*	Incorporated by reference to the registrant’s filing on Form 20-F (No. 000-53445), filed on June 23, 2010.
**	Incorporated by reference to the registrant’s filing on Form 20-F (No. 000-53445), filed on June 15, 2009.
***	Incorporated by reference to the registrant’s filing on Form F-6 (No. 333-153711), filed on September 29, 2008.
****	Incorporated by reference to Note 40 of the consolidated financial statements of the registrant included in this annual report.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

KB FINANCIAL GROUP INC.
(Registrant)

/s/ Yoon-Dae Euh
(Signature)

Yoon-Dae Euh
Chairman and Chief Executive Officer
(Name and Title)

Date: April 30 , 2012

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of KB Financial Group Inc.:

In our opinion, the accompanying consolidated statements of financial position and the related consolidated statements of comprehensive income, of changes in equity and of cash flows present fairly, in all material respects, the financial position of KB Financial Group Inc. (the “Company”) and subsidiaries as of December 31, 2011 and 2010, and January 1, 2010, and the results of their operations and their cash flows for each of the two years in the period ended December 31, 2011 in conformity with International Financial Reporting Standards (IFRSs) as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying “Management’s Annual Report on Internal Control over Financial Reporting.” Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our integrated audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provides a reasonable basis for our opinions.

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

/s/ Samil PricewaterhouseCoopers

Seoul, Korea

April 27, 2012

KB FINANCIAL GROUP INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

AS OF JANUARY 1, 2010 AND DECEMBER 31, 2010 AND 2011

	2010.01.01		2010.12.31		2011.12.31		2011.12.31
							Translation into U.S. dollars (Note 3)
	(In millions of Korean won)						(In thousands)
ASSETS
Cash and due from financial institutions	(Won)	9,102,630	(Won)	6,829,828	(Won)	9,178,125	US$	7,922,421
Financial assets at fair value through profit and loss		4,592,491		4,013,313		6,326,104		5,460,599
Derivative financial assets		3,392,391		2,595,121		2,448,455		2,113,470
Loans		196,686,844		197,621,004		212,107,027		183,087,636
Financial investments		35,036,710		36,189,650		35,432,182		30,584,534
Investments in associates and joint ventures		614,717		723,411		892,132		770,075
Property and equipment		3,257,911		3,150,260		3,186,020		2,750,125
Investment property		67,977		52,921		51,552		44,499
Intangible assets		402,577		504,920		468,441		404,351
Deferred income tax assets		16,504		4,045		22,329		19,275
Assets held for sale		20,160		9,353		9,931		8,572
Other assets		6,968,059		7,076,796		7,478,519		6,455,347

Total assets	(Won)	260,158,971	(Won)	258,770,622	(Won)	277,600,817	US$	239,620,904

LIABILITIES
Financial liabilities at fair value through profit and loss	(Won)	1,364,223	(Won)	1,294,859	(Won)	1,388,079	US$	1,198,169
Deposits		169,065,043		179,862,071		190,337,590		164,296,582
Debts		13,834,104		11,744,389		16,823,838		14,522,088
Derivative financial liabilities		3,138,394		2,236,359		2,059,573		1,777,793
Debentures		38,661,962		29,107,316		27,069,879		23,366,317
Provisions		576,154		1,020,070		797,739		688,597
Current income tax liabilities		99,752		29,641		588,825		508,265
Deferred income tax liabilities		404,639		283,575		220,842		190,628
Other liabilities		13,584,012		13,526,412		15,214,657		13,133,065

Total liabilities	(Won)	240,728,283	(Won)	239,104,692	(Won)	254,501,022	US$	219,681,504

(Continued)

KB FINANCIAL GROUP INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (CONTINUED)

AS OF JANUARY 1, 2010 AND DECEMBER 31, 2010 AND 2011

	2010.01.01		2010.12.31		2011.12.31		2011.12.31
							Translation into U.S. dollars (Note 3)
	(In millions of Korean won)						(In thousands)
TOTAL EQUITY
Capital stock	(Won)	1,931,758	(Won)	1,931,758	(Won)	1,931,758	US$	1,667,465
Capital surplus		15,990,618		15,990,278		15,841,824		13,674,427
Accumulated other comprehensive income		350,941		430,572		191,642		165,422
Retained earnings		2,553,185		2,620,888		4,952,751		4,275,141
Treasury shares		(2,476,809)		(2,476,809)		—		—

Equity attributable to shareholders of the company		18,349,693		18,496,687		22,917,975		19,782,455
Non-controlling interests		1,080,995		1,169,243		181,820		156,945

Total equity		19,430,688		19,665,930		23,099,795		19,939,400

Total liabilities and equity	(Won)	260,158,971	(Won)	258,770,622	(Won)	277,600,817	US$	239,620,904

The accompanying notes are an integral part of these consolidated financial statements.

KB FINANCIAL GROUP INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

FOR THE YEARS ENDED DECEMBER 31, 2010 and 2011

	2010		2011		2011
					Translation into U.S. dollars (Note 3)
	(In millions of Korean won, except per share amounts)				(In thousands, except per share amounts)
Interest income	(Won)	13,051,936	(Won)	13,956,257	US$	12,046,834
Interest expense		(6,878,132)		(6,851,745)		(5,914,325)

Net interest income		6,173,804		7,104,512		6,132,509

Fee and commission income		2,481,451		2,829,754		2,442,602
Fee and commission expense		(776,737)		(1,035,004)		(893,401)

Net fee and commission income		1,704,714		1,794,750		1,549,201

Net gains (losses) on financial assets/liabilities at fair value through profit and loss		814,808		1,035,867		894,145

Net other operating income (expenses)		(1,067,343)		(1,092,009)		(942,606)

Employee compensation and benefits		(2,406,852)		(1,870,864)		(1,614,901)
Depreciation and amortization		(347,692)		(342,493)		(295,634)
Other general and administrative expenses		(1,612,085)		(1,718,451)		(1,483,342)

General and administrative expenses		(4,366,629)		(3,931,808)		(3,393,877)

Operating profit before provision for credit losses		3,259,354		4,911,312		4,239,372

Provision for credit losses		(2,871,417)		(1,512,978)		(1,305,980)

Net operating profit		387,937		3,398,334		2,933,392

Share of profit of associates and joint ventures		(210,594)		4,963		4,284
Net other non-operating income (expense)		(27,975)		(142,491)		(122,996)

Profit before income tax		149,368		3,260,806		2,814,680

Tax income (expense)		70,541		(832,234)		(718,373)

Profit for the year	(Won)	219,909	(Won)	2,428,572	US$	2,096,307

(Continued)

KB FINANCIAL GROUP INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2010 and 2011

	2010		2011		2011
					Translation into U.S. dollars (Note 3)
	(In millions of Korean won, except per share amounts)				(In thousands, except per share amounts)
Exchange differences on translating foreign operations	(Won)	(7,127)	(Won)	5,602	US$	4,836
Change in value of financial investments		108,461		(239,596)		(206,816)
Shares of other comprehensive income of associates and joint ventures		(2,005)		(433)		(374)
Cash flow hedges		—		(1,321)		(1,140)

Other comprehensive income (loss) for the year, net of tax		99,329		(235,748)		(203,494)

Total comprehensive income for the year	(Won)	319,238	(Won)	2,192,824	US$	1,892,813

Profit attributable to:
Shareholders of the parent entity	(Won)	146,600	(Won)	2,373,026	US$	2,048,361
Non-controlling interests		73,309		55,546		47,946

	(Won)	219,909	(Won)	2,428,572	US$	2,096,307

Total comprehensive income attributable to:
Shareholders of the parent entity	(Won)	226,231	(Won)	2,134,096	US$	1,842,120
Non-controlling interests		93,007		58,728		50,693

	(Won)	319,238	(Won)	2,192,824	US$	1,892,813

Earnings per share
Basic earnings per share	(Won)	427	(Won)	6,461	US$	5.58
Diluted earnings per share		427		6,445		5.56

The accompanying notes are an integral part of these consolidated financial statements.

KB FINANCIAL GROUP INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2010 and 2011

	Equity attributable to equity holders of the parent company
	Capital stock		Capital surplus		Accumulated other comprehensive income		Retained earnings		Treasury share		Non-controlling interest		Total equity
	(In millions of Korean won)
Balance at January 1, 2010	(Won)	1,931,758	(Won)	15,990,618	(Won)	350,941	(Won)	2,553,185	(Won)	(2,476,809)	(Won)	1,080,995	(Won)	19,430,688

Comprehensive income
Profit for the year		—		—		—		146,600		—		73,309		219,909
Change in value of financial investments		—		—		88,593		—		—		19,868		108,461
Shares of other comprehensive income of associates and joint ventures		—		—		(2,005)		—		—		—		(2,005)
Exchange differences on translating foreign operations		—		—		(6,957)		—		—		(170)		(7,127)
Others		—		(340)		—		—		—		59,841		59,501

Total comprehensive income (loss)		—		(340)		79,631		146,600		—		152,848		378,739
Transactions with shareholders
Dividends paid to shareholders of the parent company		—		—		—		(78,897)		—		—		(78,897)
Dividends paid to holders of hybrid capital instruments		—		—		—		—		—		(64,600)		(64,600)

Total transactions with shareholders		—		—		—		(78,897)		—		(64,600)		(143,497)
Balance at December 31, 2010	(Won)	1,931,758	(Won)	15,990,278	(Won)	430,572	(Won)	2,620,888	(Won)	(2,476,809)	(Won)	1,169,243	(Won)	19,665,930

(Continued)

KB FINANCIAL GROUP INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2010 and 2011

	Equity attributable to equity holders of the parent company
	Capital stock		Capital surplus		Accumulated other comprehensive income		Retained earnings		Treasury share		Non-controlling interest		Total equity
	(In millions of Korean won)
Balance at January 1, 2011	(Won)	1,931,758	(Won)	15,990,278	(Won)	430,572	(Won)	2,620,888	(Won)	(2,476,809)	(Won)	1,169,243	(Won)	19,665,930

Comprehensive income
Profit for the year		—		—		—		2,373,026		—		55,546		2,428,572
Change in value of financial investments		—		—		(242,668)		—		—		3,072		(239,596)
Shares of other comprehensive income of associates and joint ventures		—		—		(433)		—		—		—		(433)
Cash flow hedges		—		—		(1,321)		—		—		—		(1,321)
Currency translation differences		—		—		5,492		—		—		110		5,602
Others		—		(394)		—		—		—		—		(394)

Total comprehensive income (loss)		—		(394)		(238,930)		2,373,026		—		58,728		2,192,430
Transactions with shareholders
Dividends paid to shareholders of the parent company		—		—		—		(41,163)		—		—		(41,163)
Dividends paid to holders of hybrid capital instruments		—		—		—		—		—		(46,151)		(46,151)
Disposal of hybrid capital instruments		—		—		—		—		—		(1,000,000)		(1,000,000)
Disposal of treasury share and others		—		(148,060)		—		—		2,476,809		—		2,328,749

Total transactions with shareholders		—		(148,060)		—		(41,163)		2,476,809		(1,046,151)		1,241,435
Balance at December 31, 2011	(Won)	1,931,758	(Won)	15,841,824	(Won)	191,642	(Won)	4,952,751	(Won)	—	(Won)	181,820	(Won)	23,099,795

(Continued)

KB FINANCIAL GROUP INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2010 and 2011

	Equity attributable to equity holders of the parent company
	Capital Stock		Capital Surplus		Accumulated other comprehensive income		Retained earnings		Treasury share		Non-controlling Interest		Total equity
	(Translation into U.S. dollars (Note 3) (In thousands)
Balance at January 1, 2011	US$	1,667,465	US$	13,802,571	US$	371,663	US$	2,262,312	US$	(2,137,945)	US$	1,009,273	US$	16,975,339

Comprehensive income
Profit for the year		—		—		—		2,048,361		—		47,946		2,096,307
Change in value of financial investments		—		—		(209,468)		—		—		2,652		(206,816)
Shares of other comprehensive income of associates and joint ventures		—		—		(374)		—		—		—		(374)
Cash flow hedges		—		—		(1,140)		—		—		—		(1,140)
Currency translation differences		—		—		4,741		—		—		95		4,836
Others		—		(340)		—		—		—		—		(340)

Total comprehensive income (loss)		—		(340)		(206,241)		2,048,361		—		50,693		1,892,473
Transactions with shareholders
Dividends paid to shareholders of the parent company		—		—		—		(35,532)		—		—		(35,532)
Dividends paid to holders of hybrid capital instruments		—		—		—		—		—		(39,837)		(39,837)
Disposal of hybrid capital instruments		—		—		—		—		—		(863,184)		(863,184)
Disposal of treasury share and others		—		(127,804)		—		—		2,137,945		—		2,010,141

Total transactions with shareholders		—		(127,804)		—		(35,532)		2,137,945		(903,021)		1,071,588
Balance at December 31, 2011	US$	1,667,465	US$	13,674,427	US$	165,422	US$	4,275,141	US$	—	US$	156,945	US$	19,939,400

The accompanying notes are an integral part of these consolidated financial statements.

KB FINANCIAL GROUP INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2010 and 2011

	2010		2011		2011
					Translation into U.S. dollars (Note 3)
	(In millions of Korean won)				(In thousands)
Cash flows from operating activities:
Profit for the year	(Won)	219,909	(Won)	2,428,572	US$	2,096,307

Adjustment for non-cash items
Net gains losses (gains) on financial assets/liabilities at fair value through profit and loss		(409,245)		(391,197)		(337,675)
Net losses (gains) on derivative financial instruments for hedging purposes		(102,692)		(107,371)		(92,681)
Adjustment of fair value of derivative financial instruments		32,466		207,522		179,130
Provision for credit loss		2,871,417		1,512,978		1,305,980
Net gains on financial investments		(112,551)		(481,459)		(415,589)
Share of profit (loss) of associates and joint ventures		210,594		(4,963)		(4,284)
Depreciation and amortization expense		347,834		342,656		295,775
Other net losses on property and equipment		426		18,533		15,997
Share-based payments (reversal)		(4,850)		(7,609)		(6,568)
Legal reserve appropriation		811,483		673,259		581,147
Changes in provision for accrued severance benefits		151,343		204,337		176,381
Net interest income		17,943		84,470		72,913
Losses (gains) on foreign currency translation		666,451		273,971		236,488
Other income (expenses)		129,629		130,206		112,394

		4,610,248		2,455,333		2,119,407

Changes in operating assets and liabilities
Financial asset at fair value through profit and loss		606,154		(2,370,999)		(2,046,611)
Derivative financial instruments		421,458		481,502		415,625
Loans		(3,774,205)		(17,023,252)		(14,694,219)
Deferred income tax assets		19,145		—		—
Other assets		2,706,174		(877,081)		(757,083)
Financial liabilities at fair value through profit and loss		(126,847)		146,638		126,576
Deposits		11,075,939		10,716,619		9,250,426
Deferred income tax liabilities		(143,006)		(13,150)		(11,351)
Other liabilities		(954,691)		48,628		41,975

		9,830,121		(8,891,095)		(7,674,662)

Net cash generated from operating activities		14,660,278		(4,007,190)		(3,458,947)

(Continued)

KB FINANCIAL GROUP INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2010 and 2011

	2010		2011		2011
					Translation into U.S. dollars (Note 3)
	(In millions of Korean won)				(In thousands)
Cash flows from investing activities:
Disposal in financial investments	(Won)	33,678,653	(Won)	22,875,143	US$	19,745,484
Acquisition in financial investments		(34,569,523)		(21,918,460)		(18,919,689)
Decrease in investments in associates		7,885		12,120		10,462
Acquisition in investments in associates		(329,177)		(176,105)		(152,012)
Disposal of property and equipment		2,148		859		741
Acquisition of property and equipment		(120,779)		(261,905)		(226,073)
Disposal of intangible assets		—		10,353		8,936
Acquisition of intangible assets		(193,123)		(105,341)		(90,928)
Acquisition of subsidiaries, net of cash acquired		65,913		—		—
Others		(1,071,933)		251,888		217,427

Net cash provided by (used in) investing activities		(2,529,936)		688,552		594,348

Cash flows from financing activities:
Net cash flows from derivative financial instrument for hedging purposes		(27,658)		20,733		17,896
Increase in debts		(1,979,461)		5,453,721		4,707,571
Increase in debentures		8,340,121		9,665,174		8,342,834
Decrease in debentures		(18,047,460)		(11,607,211)		(10,019,172)
Disposal of treasury share		—		2,281,524		1,969,378
Redemption of hybrid capital instruments		—		(1,000,000)		(863,185)
Dividends paid to holders of hybrid capital instruments		(64,600)		(46,331)		(39,992)
Dividends paid to shareholders of the parent company		(78,897)		(41,163)		(35,532)
Others		73,627		48,434		41,808

Net cash provided by (used in) financing activities		(11,784,328)		4,774,881		4,121,607

Effect of exchange rate changes on cash and cash equivalents		36,931		32,982		28,469

Net increase in cash and cash equivalents		382,945		1,489,225		1,285,476
Cash and cash equivalents at the beginning of the year		2,868,634		3,251,579		2,806,715

Cash and cash equivalents at the end of the year	(Won)	3,251,579	(Won)	4,740,804	US$	4,092,191

The accompanying notes are an integral part of these consolidated financial statements.

KB FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. The Parent Company

KB Financial Group Inc. (the “Parent Company”) was incorporated on September 29, 2008, under the Financial Holding Companies Act of Korea. KB Financial Group Inc. and its subsidiaries (the “Group”) derive substantially all of their revenue and income from providing a broad range of banking and related financial services to consumers and corporations primarily in Korea and in selected international markets. The Parent Company’s principal business includes ownership and management of subsidiaries and associated companies that are engaged in financial services or activities. In 2011, Kookmin Bank spun off its credit card business segment and established a new separate credit card company, KB Kookmin Card Co., Ltd., and KB Investment & Securities Co., Ltd. merged with KB Futures Co., Ltd.

The Parent Company’s paid in capital as of December 31, 2011 is (Won)1,931,758 million. The Parent Company is authorized to issue up to 1,000 million shares. The Parent Company has been listed on the Korea Exchange (“KRX”) since October 10, 2008, and listed on the New York Stock Exchange (“NYSE”) for its American Depositary Shares (“ADS”) since September 29, 2008.

2. Basis of Preparation

2.1 Application of IFRS

The Group’s financial statements for the annual period beginning on January 1, 2011, have been prepared in accordance with the International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and the application of IFRS 1, First-time Adoption of International Financial Reporting Standards, is required for the consolidated financial statements.

Until December 31, 2010, the Group prepared its consolidated financial statements in accordance with both of the accounting principles generally accepted in the Republic of Korea (“K-GAAP”) and the accounting principles generally accepted in the U.S. (“U.S. GAAP”) for the SEC filings in the U.S. For the purposes of applying IFRS 1, First-time Adoption of International Financial Reporting Standards, the Group has determined the previous generally accepted accounting principles (“Previous GAAP”) to be K-GAAP. IFRS transition date and adoption date from previous GAAP were January 1, 2010 and January 1, 2011, respectively.

Exemptions from IFRS which the Group elected in accordance with IFRS 1 are as follows:

•	Business combinations: For business combination transactions, which occurred prior to the transition date, IFRS 3, Business Combinations, is not applied retrospectively.

•

Deemed cost as fair value or revalued amount: The Group applies the revalued amount reported under K-GAAP as deemed cost for certain tangible assets (land and building). Accordingly, gains on revaluation of tangible assets calculated under K-GAAP are reclassified as retained earnings and there is no effect on the financial statements except for the reclassification.

•

Recovery and reserved liabilities included in cost of tangible assets: Changes in provisions associated with expected recovery or changes for tangible assets are not retroactively estimated from the time of initial acquisition. Changes in the amount of provisions are estimated only once at the transition date.

•

The Group applied the derecognition requirements in IAS 39, Financial Instruments: Recognition and Measurement, prospectively for transfers of financial assets occurring on or after the transition date. Where the Group had derecognized financial assets before the transition date in accordance with previous K-GAAP, the Group did not recognize these assets even when the transfers did not meet the derecognition criteria under IFRS.

•	Cumulative translation difference: Cumulative translation differences for all foreign operations existing on the transition date are deemed to be zero.

Reconciliations and descriptions of the effects of the transition from K-GAAP to IFRS, and from U.S. GAAP to IFRS, on the Group’s equity as of January 1, 2010 and December 31, 2010, comprehensive income and cash flows for the year ended December 31, 2010, are described in Notes 46.

The preparation of financial statements requires the use of certain critical accounting estimates. It also requires management to exercise judgment in the process of applying the Group’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in Note 2.4.

New standards, amendments and interpretations issued but not effective for the financial year beginning January 1, 2011, and not early adopted by the Group are as follows:

Amendments to IAS 1, Presentation of Financial Statements

According to the amendments to IAS 1, items of other comprehensive income are required to be grouped into those that will and will not subsequently be reclassified to profit or loss with tax on items of other comprehensive income required to be allocated on the same basis. This amendment is required to be applied on a full retrospective basis. This amendment is effective for the Group as of January 1, 2013. The Group is assessing the impact of application of the amended IAS 1 on its consolidated financial statements.

Amendments to IAS 12, Income Taxes

According to the amendments to IAS 12, for the investment properties accounted for at fair value, the measurement of deferred tax liability and deferred tax asset should reflect the tax consequences of recovering the carrying amount of the investment property entirely through sale, unless there is evidence to the contrary. This amendment is effective for the Group as of January 1, 2012. The Group expects that the amendment does not affect the consolidated financial statements of the Group.

Amendments to IAS 19, Employee Benefits

According to the amendments to IAS 19, the corridor approach for actuarial gains and losses is not allowed anymore, Accordingly, the actuarial gains and losses are recognized in other comprehensive income immediately. Past service costs incurred under changes of plans are recognized immediately, and the amendment replaces the interest cost on the defined benefit obligation, and the expected return on plan assets with a net interest cost based on the net defined benefit asset or liability. This amendment is effective for the Group as of January 1, 2013. The Group is assessing the impact of application of the amended IAS 19 on its consolidated financial statements.

Amendments to IAS 32, Financial Instruments: Presentation

The amendments to IAS 32 in December 2011 address inconsistencies in current practice when applying the offsetting criteria in IAS 32. The amendments clarify the meaning of ‘currently has a legally enforceable right of set-off’, and that some gross settlement systems may be considered equivalent to net settlement. The amendments will be effective for the Group as of January 1, 2014. The Group is assessing the impact of application of the amended IAS 32 on its consolidated financial statements.

Amendments to IFRS 7, Financial Instruments: Disclosures

According to the amendment, an entity should provide the required disclosures of nature, carrying amount, risk and rewards associated with all transferred financial instruments that are not derecognized from an entity’s financial statements. In addition, an entity is required to disclose additional information related to transferred and derecognized financial instruments for any continuing involvement in transferred assets. This amendment is effective for the Group as of January 1, 2012. The Group is assessing the impact of application of the amended IFRS 7 on its consolidated financial statements.

An additional amendment to IFRS 7 introduces new disclosures that address certain inconsistencies in the application of the existing offsetting criteria. The disclosures would provide users with information that is useful in evaluating the effect or potential effect of netting arrangements on an entity’s financial position, and analyzing and comparing financial statements prepared in accordance with IFRSs and U.S. GAAP. This amendment is effective for the Group as of January 1, 2013. The Group expects that the amendment will not have a material impact on the consolidated financial statements of the Group.

Enactment of IFRS 9, Financial Instruments

IFRS 9, Financial Instruments addresses the classification, measurement and recognition of financial assets and financial liabilities. IFRS 9 was issued in November 2009 and October 2010. It replaces the parts of IAS 39 that relate to the classification and measurement of financial instruments. IFRS 9 requires financial assets to be classified into two measurement categories: those measured as at fair value and those measured at amortized cost. The determination is made at initial recognition. The classification depends on the Group’s business model for managing its financial instruments and the contractual cash flow characteristics of the instrument. For financial liabilities, the standard retains most of the IAS 39 requirements. The main change is that, in cases where the fair value option is taken for financial liabilities, the part of a fair value change due to an entity’s own credit risk is recorded in other comprehensive income rather than the income statement, unless this creates an accounting mismatch. IFRS 9 is effective for the Group as of January 1, 2015. The Group is assessing the impact of application of IFRS 9.

Enactment of IFRS 10, Consolidated Financial Statements

IFRS 10, Consolidated Financial Statements builds on existing principles by identifying the concept of control as the determining factor in whether an entity should be included within the consolidated financial statements of the parent company. The standard provides additional guidance to assist in the determination of control where this is difficult to assess. IFRS 10 is effective for the Group as of January 1, 2013. The Group is assessing the impact of application of IFRS 10 on its consolidated financial statements.

Enactment of IFRS 12, Disclosures of Interest in Other Entities

IFRS 12, Disclosures of Interests in Other Entities includes the disclosure requirements for all forms of interests in other entities, including joint arrangements, associates, special purpose vehicles and other off balance sheet vehicles. IFRS 12 is effective for the Group as of January 1, 2013. The Group is assessing the impact of application of IFRS 12.

Enactment of IFRS 11, Joint Arrangements

IFRS 11, Joint Arrangements introduces a principles based approach to accounting for joint arrangements. The focus is no longer on the legal structure of joint arrangements, but rather on how rights and obligations are shared by the parties to the joint arrangement. Based on the assessment of rights and obligations, a joint arrangement will be classified as either a joint operation or a joint venture. Joint ventures are accounted for using the equity method, and the choice to proportionately consolidate will no longer be permitted. Parties to a joint operation will account their share of revenues, expenses, assets and liabilities in much the same way as under the previous standard. IFRS 11 also provides guidance for parties that participate in joint arrangements but do not share joint control. The Group’s investment in the joint venture partnership will be classified as a joint venture under the new rules. IFRS 11 is effective for the Group as of January 1, 2013. As the Group already applies the equity method in accounting for this investment, IFRS 11 will not have any impact on the amounts recognized in its financial statements.

Enactment of IFRS 13, Fair value measurement

IFRS 13, Fair value measurement aims to improve consistency and reduce complexity by providing a precise definition of fair value and a single source of fair value measurement and disclosure requirements for use across IFRS. IFRS 13 does not extend the use of fair value accounting but provides guidance on how it should be applied where its use is already required or permitted by other standards within IFRS. IFRS 13 is effective for the Group as of January 1, 2013. The Group expects that the amendment does not affect the consolidated financial statements of the Group.

2.2 Measurement Basis

The consolidated financial statements have been prepared under the historical cost convention unless otherwise specified.

2.3 Functional and Presentation Currency

Items included in the financial statements of each of the Group’s entities are measured using the currency of the primary economic environment in which the entity operates (“the functional currency”). The consolidated financial statements are presented in Korean won, which is the Parent Company’s functional and presentation currency. Refer to Note 3.2.1 and 3.2.2.

2.4 Significant Estimates

The preparation of consolidated financial statements requires the application of accounting policies, certain critical accounting estimates and assumptions that may have a significant impact on the assets (liabilities) and income (expenses). Management’s estimates of outcomes may differ from actual outcomes if management’s estimates and assumptions based on management’s best judgment at the reporting date are different from the actual environment.

Estimates and assumptions are continually evaluated and any change in an accounting estimate is recognized prospectively by including it in profit or loss in the period of the change, if the change affects that period only. Alternatively if the change in accounting estimate affects both the period of change and future periods, that change is recognized in the profit or loss of all those periods.

Uncertainty in estimates and assumptions with significant risk that may result in material adjustment to the consolidated financial statements are as follows:

2.4.1 Deferred income taxes

The recognition of a deferred tax asset relies on an assessment of the probability and sufficiency of future taxable profits, future reversals of existing taxable temporary differences and ongoing tax planning strategies.

2.4.2 Fair value of financial instruments

The fair value of financial instruments where no active market exists or where quoted prices are not otherwise available is determined by using valuation techniques. Financial instruments, which are not actively traded in the market and those with less transparent market prices, will have less objective fair values and require broad judgment on liquidity, concentration, uncertainty in market factors and assumptions in price determination and other risks.

As described in the significant accounting policies in Note 3.3, ‘Recognition and Measurement of Financial Instruments’, diverse valuation techniques are used to determine the fair value of financial instruments, from generally accepted market valuation models to internally developed valuation models that incorporate various types of assumptions and variables.

2.4.3 Provisions for credit losses (allowances for loan losses, provisions for acceptances and guarantees, and unused loan commitments)

The Group determines and recognizes allowances for losses on loans through impairment testing and recognizes provisions for guarantees, and unused loan commitments. The accuracy of provisions for credit losses is determined by the methodology and assumptions used for estimating expected cash flows of the borrower for allowances on individual loans and collectively assessing allowances for groups of loans, guarantees and unused loan commitments.

2.4.4 Defined benefit obligation

The present value of defined benefit obligations is measured by independent actuaries using the Projected Unit Credit Method. It incorporates actuarial assumptions and variables such as future increases in salaries, rate of retirement, and discount rate amongst others.

3. Significant Accounting Policies

The significant accounting policies applied in the preparation of these consolidated financial statements are set out below. These policies have been consistently applied to all periods presented, unless otherwise stated.

3.1 Consolidation

3.1.1 Subsidiaries

Subsidiaries are companies that are controlled by the Group. Control is the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. The existence and effects of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Group controls another entity. Subsidiaries are fully consolidated from the date when control is transferred to the Group and de-consolidated from the date when control is lost.

If a subsidiary uses accounting policies other than those adopted in the consolidated financial statements for like transactions and events in similar circumstances, appropriate adjustments are made to its financial statements in preparing the consolidated financial statements.

Profit or loss and each component of other comprehensive income are attributed to the owners of the parent and to the non-controlling interests, if any. Total comprehensive income is attributed to the owners of the parent and to the non-controlling interests even if this results in the non-controlling interests having a deficit balance.

The Group has established various special purpose entities (“SPE”s). Such SPEs are consolidated when the risks and rewards and substance of the relationship between the Group and the SPE indicates that the SPE is controlled by the Group. These SPEs controlled by the Group are established with predetermined activities, so that the Group has the rights to obtain the majority of the benefits of the activities of the SPEs and may be exposed to risks incident to the activities of the SPEs. The Group retains the majority of the residual or ownership risks related to such SPE or its assets in order to obtain the benefits from its activities.

3.1.2 Associates and joint ventures

Associates are entities over which the Group has significant influence in the financial and operating policy decisions. If the Group holds 20% or more of the voting power of the investee, it is presumed that the Group has significant influence.

A joint venture is a contractual arrangement whereby the Group and other venturers undertake an economic activity that is subject to joint control.

Under the equity method, investments in associates and joint ventures are initially recognized at cost and the carrying amount is increased or decreased to recognize the Group’s share of the profit or loss of the investee and changes in the investee’s equity after the date of acquisition. The Group’s share of the profit or loss of the investee is recognized in the Group’s profit or loss. Distributions received from an investee reduce the carrying amount of the investment. Profit and losses resulting from ‘upstream’ and ‘downstream’ transactions between the Group and investee are eliminated to the extent of the Group’s interest in investee.

If associates and joint ventures use accounting policies other than those adopted in the consolidated financial statements for like transactions and events in similar circumstances, appropriate adjustments are made to its financial statements in preparing the consolidated financial statements.

After the carrying amount of the investment is reduced to zero, additional losses are provided for, and a liability is recognized, only to the extent that the Group has incurred legal or constructive obligations or made payments on behalf of the investee.

The Group determines at each reporting date whether there is any objective evidence that the investments in the associates and joint ventures are impaired. If this is the case, the Group calculates the amount of impairment as the difference between the recoverable amount of the associates and joint ventures and its carrying value and recognizes the amount as ‘Share of profit or loss of associates and joint ventures’ in the statements of comprehensive income.

3.1.3 Trusts and funds

The Group provides management services for trust assets, collective investment and other funds. These trusts and funds are not consolidated in the Group’s consolidated financial statements, except for trusts and funds over which the Group has control.

3.1.4 Intra-group transactions

All intra-group balances and transactions, and any unrealized gains arising on intra-group transactions, are eliminated in preparing the consolidated financial statements. Unrealized losses are eliminated in the same way as unrealized gains except that they are only eliminated to the extent that there is no evidence of impairment.

3.2 Foreign Currency

3.2.1 Foreign currency transactions and balances

A foreign currency transaction is recorded, on initial recognition in the functional currency, by applying the spot exchange rate between the functional currency and the foreign currency at the date of the transaction. At the end of each reporting period foreign currency monetary items are translated using the closing rate which is the spot exchange rate at the end of the reporting period. Non-monetary items that are measured at fair value in a foreign currency are translated using the spot exchange rates at the date when the fair value was determined and non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the spot exchange rate at the date of the transaction.

Exchange differences arising on the settlement of monetary items or on translating monetary items at rates different from those at which they were translated on initial recognition during the period or in previous financial statements are recognized in profit or loss in the period in which they arise. When gains or losses on a non-monetary item are recognized in other comprehensive income, any exchange component of those gains or losses are also recognized in other comprehensive income. Conversely, when gains or losses on a non-monetary item are recognized in profit or loss, any exchange component of those gains or losses are also recognized in profit or loss.

3.2.2 Foreign Operations

The financial performance and financial position of all foreign operations, whose functional currencies differ from the Group’s presentation currency, are translated into the Group’s presentation currency using the following procedures:

Assets and liabilities for each statement of financial position presented are translated at the closing rate at the date of that statement of financial position. Income and expenses in the statement of comprehensive income presented are translated at average exchange rates for the period.

Any goodwill arising from the acquisition of a foreign operation and any fair value adjustments to the carrying amounts of assets and liabilities arising from the acquisition of that foreign operation are treated as assets and liabilities of the foreign operation. Thus they are expressed in the functional currency of the foreign operation and are translated into the presentation currency at the closing rate.

On the disposal of a foreign operation, the cumulative amount of the exchange differences relating to that foreign operation, recognized in other comprehensive income and accumulated in the separate component of equity, are reclassified from equity to profit or loss (as a reclassification adjustment) when the gains or losses on disposal are recognized. On the partial disposal of a subsidiary that includes a foreign operation, the Group re-attributes the proportionate share of the cumulative amount of the exchange differences recognized in other comprehensive income to the non-controlling interests in that foreign operation. In any other partial disposal of a foreign operation, the Group reclassifies to profit or loss only the proportionate share of the cumulative amount of the exchange differences recognized in other comprehensive income.

3.3 Recognition and Measurement of Financial Instruments

3.3.1 Initial recognition

The Group recognizes a financial asset or a financial liability in its statement of financial position when, the Group becomes a party to the contractual provisions of the instrument. A regular way purchase or sale of financial assets (a purchase or sale of a financial asset under a contract whose terms require delivery of the asset within the time frame established generally by market regulation or practice) is recognized and derecognized using trade date accounting.

The Group classifies financial assets as financial assets at fair value through profit or loss, held-to-maturity investments, available-for-sale financial assets, or loans and receivables. The Group classifies financial liabilities as financial liabilities at fair value through profit or loss or other financial liabilities. The classification depends on the nature and holding purpose of the financial instrument at initial recognition in the financial statements.

At initial recognition, a financial asset or financial liability is measured at its fair value plus or minus, in the case of a financial asset or financial liability not at fair value through profit or loss, transaction costs that are directly attributable to the acquisition or issue of the financial asset or financial liability. The fair value is the amount for which an asset could be exchanged, or a liability settled, between knowledgeable, willing parties in an arm’s length transaction. The fair value of a financial instrument on initial recognition is normally the transaction price (that is, the fair value of the consideration given or received).

3.3.2 Subsequent measurement

After initial recognition, financial instruments are measured at amortized cost or fair value based on classification at initial recognition.

Amortized cost

The amortized cost of a financial asset or financial liability is the amount at which the financial asset or financial liability is measured at initial recognition and adjusted to reflect principal repayments, cumulative amortization using the effective interest method and any reduction (directly or through the use of an allowance account) for impairment or uncollectibility.

Fair value

Fair values, which the Group primarily uses for the measurement of financial instruments, are the published price quotations based on market prices or dealer price quotations of financial instruments traded in an active market where available. These are the best evidence of fair value. A financial instrument is regarded as quoted in an active market if quoted prices are readily and regularly available from an exchange, dealer, broker, industry group, pricing service or regulatory agency, and those prices represent actual and regularly occurring market transactions on an arm’s length basis.

If the market for a financial instrument is not active, fair value is determined either by using a valuation technique or independent third-party valuation service. Valuation techniques include using recent arm’s length market transactions between knowledgeable, willing parties, if available, referencing to the current fair value of another instrument that is substantially the same, discounted cash flow analysis and option pricing models.

The Group uses valuation models that are commonly used by market participants and customized for the Group to determine fair values of common over-the-counter (OTC) derivatives such as options, interest rate swaps and currency swaps which are based on the inputs observable in markets. For more complex instruments, the Group uses internally developed models, which are usually based on valuation methods and techniques generally recognized as standard within the industry, or a value measured by an independent external valuation institution as the fair values if all or some of the inputs to the valuation models are not market observable and therefore it is necessary to estimate fair value based on certain assumptions.

The Group’s Fair Value Evaluation Committee, which consists of the risk management department, trading department and accounting department, reviews the appropriateness of internally developed valuation models, and approves the selection and changing of the external valuation institution and other considerations related to fair value measurement. The review results on the fair valuation models are reported to the Market Risk Management subcommittee by the Fair Value Evaluation Committee on a regular basis.

If the valuation technique does not reflect all factors which market participants would consider in setting a price, the fair value is adjusted to reflect those factors. These factors include counterparty credit risk, bid-ask spread, liquidity risk and others.

The chosen valuation technique makes maximum use of market inputs and relies as little as possible on entity-specific inputs. It incorporates all factors that market participants would consider in setting a price and is consistent with accepted economic methodologies for pricing financial instruments. Periodically, the Group calibrates the valuation technique and tests it for validity using prices from observable current market transactions of the same instrument or based on other relevant observable market data.

3.3.3 Derecognition

Derecognition is the removal of a previously recognized financial asset or financial liability from the statement of financial position. The Group derecognizes a financial asset or a financial liability when, and only when:

Derecognition of financial assets

Financial assets are derecognized when the contractual rights to the cash flows from the financial assets expire or the financial assets have been transferred and substantially all the risks and rewards of ownership of the financial assets are also transferred. If the Group neither transfers nor disposes of substantially all the risks and rewards of ownership of the financial assets, the Group continues to recognize the financial asset to the extent of its continuing involvement in the financial asset.

Derecognition of financial liabilities

Financial liabilities are derecognized from the statement of financial position when the obligation specified in the contract is discharged, cancelled or expires.

3.3.4 Offsetting

A financial asset and a financial liability are offset and the net amount presented in the statement of financial position when, and only when, the Group currently has a legally enforceable right to set off the recognized amounts and intends either to settle on a net basis, or to realize the asset and settle the liability simultaneously.

3.4 Cash and cash equivalents

Cash and cash equivalents include cash on hand, foreign currency, and short-term, highly liquid investments that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value.

3.5 Non-derivative financial assets

3.5.1 Financial assets at fair value through profit or loss

This category comprises two sub-categories: financial assets classified as held for trading, and financial assets designated by the Group as at fair value through profit or loss upon initial recognition.

A non-derivative financial asset is classified as held for trading if either:

•	It is acquired for the purpose of selling in the near term, or

•	It is part of a portfolio of identified financial instruments that are managed together and for which there is evidence of a recent actual pattern of short-term profit-taking.

The Group may designate certain financial assets, other than held for trading, upon initial recognition as at fair value through profit or loss when one of the following conditions is met:

•

It eliminates or significantly reduces a measurement or recognition inconsistency (sometimes referred to as ‘an accounting mismatch’) that would otherwise arise from measuring assets or liabilities or recognizing the gains and losses on them on different bases.

•

A group of financial assets is managed and its performance is evaluated on a fair value basis, in accordance with a documented risk management or investment strategy, and information about the group is provided internally on that basis to the Group’s key management personnel.

•

A contract contains one or more embedded derivatives; the Group may designate the entire hybrid (combined) contract as a financial asset at fair value through profit or loss if allowed by IAS 39, Financial Instruments: Recognition and measurement.

After initial recognition, a financial asset at fair value through profit or loss is measured at fair value and gains or losses arising from a change in the fair value are recognized in profit or loss. Interest income, dividend income, and gains or losses from sale and repayment from financial assets at fair value through profit or loss are recognized in the statement of comprehensive income as net gains on financial instruments at fair value through profit or loss.

3.5.2 Financial Investments

Available-for-sale and held-to-maturity financial assets are presented as financial investments.

Available-for-sale financial assets

Profit or loss of financial assets classified as available for sale, except for impairment loss and foreign exchange gains and losses resulting from changes in amortized cost of debt securities, is recognized as other comprehensive income, and cumulative profit or loss is reclassified from equity to current profit or loss at the derecognition of the financial asset, and it is recognized as part of other operating profit or loss in the statement of comprehensive income.

However, interest revenue measured using the effective interest method is recognized in current profit or loss, and dividends of financial assets classified as available-for-sale are recognized when the right to receive payment is established.

Available-for-sale financial assets denominated in foreign currencies are translated at the closing rate. For available-for-sale debt securities denominated in foreign currency, exchange differences resulting from changes in amortized cost are recognized in profit or loss as part of other operating income and expenses. For available-for-sale equity securities denominated in foreign currency, the entire change in fair value including any exchange component is recognized in other comprehensive income.

Held-to-maturity financial assets

Held-to-maturity financial assets are non-derivative financial assets with fixed or determinable payments and fixed maturity that the Group’s management has the positive intention and ability to hold to maturity. Held-to-maturity financial assets are subsequently measured at amortized cost using the effective interest method after initial recognition and interest income is recognized using the effective interest method.

3.5.3 Loans and receivables

Non-derivative financial assets which meet the following conditions are classified as loans and receivables:

•	Those with fixed or determinable payments.

•	Those that are not quoted in an active market.

•	Those that the Group does not intend to sell immediately or in the near term.

•	Those that the Group, upon initial recognition, does not designate as available-for-sale or as at fair value through profit or loss.

After initial recognition, these are subsequently measured at amortized cost using the effective interest method.

If the financial asset is purchased under an agreement to resale the asset at a fixed price or at a price that provides a lender’s return on the purchase price, the consideration paid is recognized as loans and receivables.

3.6 Impairment of financial assets

The Group assesses at the end of each reporting period whether there is any objective evidence that a financial asset or group of financial assets except for financial assets at fair value through profit or loss is impaired. A financial asset or a group of financial assets is impaired and impairment losses are incurred, if and only if, there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition of the asset (a ‘loss event’) and that loss event (or events) has an impact on the estimated future cash flows of the financial asset or group of financial assets that can be reliably estimated. However, losses expected as a result of future events, no matter how likely, are not recognized.

Objective evidence that a financial asset or group of assets is impaired includes observable data that comes to the attention of the holder of the asset about the following loss events:

•	Significant financial difficulty of the issuer or obligor.

•	A breach of contract, such as a default or delinquency in interest or principal payments.

•	The lender, for economic or legal reasons relating to the borrower’s financial difficulty, granting to the borrower a concession that the lender would not otherwise consider.

•	It becomes probable that the borrower will enter bankruptcy or other financial reorganization.

•	The disappearance of an active market for that financial asset because of financial difficulties.

•

Observable data indicating that there is a measurable decrease in the estimated future cash flows from a group of financial assets since the initial recognition of those assets, although the decrease cannot yet be identified with the individual financial assets in the portfolio.

In addition to the types of events in the preceding paragraphs, objective evidence of impairment for an investment in an equity instrument classified as available-for-sale financial assets includes a significant or prolonged decline in the fair value below its cost.

If there is objective evidence that an impairment loss has been incurred, the amount of the loss is measured and recognized in profit or loss as either provisions for credit loss or other operating income and expenses.

3.6.1 Loans and receivables

If there is objective evidence that an impairment loss on loans and receivables carried at amortized cost has been incurred, the amount of the loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset’s original effective interest rate.

The Group first assesses whether objective evidence of impairment exists individually for financial assets that are individually significant (individual assessment of impairment), and individually or collectively for financial assets that are not individually significant. If the Group determines that no objective evidence of impairment exists for an individually assessed financial asset, whether significant or not, it includes the asset in a group of financial assets with similar credit risk characteristics and collectively assesses them for impairment (collective assessment of impairment).

Individual assessment of impairment

Individual assessment of impairment losses are calculated by discounting the expected future cash flows of a loan at its original effective interest rate and comparing the resultant present value with the loan’s current carrying amount. This process normally encompasses management’s best estimate, such as operating cash flow of the borrower and net realizable value of any collateral held.

Collective assessment of impairment

A methodology based on historical loss experience is used to estimate inherent incurred loss on groups of assets for collective assessment of impairment. Such methodology incorporates factors such as type of collateral, product and borrowers, credit rating, loss emergence period, recovery period and applies probability of default on a group of assets and loss given default by type of recovery method. Also, consistent assumptions are applied to form a formula-based model in estimating inherent loss and to determine factors on the basis of historical loss experience and current condition. The methodology and assumptions used for collective assessment of impairment are reviewed regularly to reduce any differences between loss estimates and actual loss experience.

Impairment loss on loans reduces the carrying amount of the asset through use of an allowance account, and when a loan becomes uncollectable, it is written off against the related allowance account. If, in a subsequent period, the amount of the impairment loss decreases and is objectively related to the subsequent event after recognition of impairment, the previously recognized impairment loss is reversed by adjusting the allowance account. The amount of the reversal is recognized in profit or loss.

3.6.2 Available-for-sale financial assets

When a decline in the fair value of an available-for-sale financial asset has been recognized in other comprehensive income and there is objective evidence that the asset is impaired, the cumulative loss (the difference between the acquisition cost and current fair value, less any impairment loss on that financial asset previously recognized in profit or loss) that had been recognized in other comprehensive income is reclassified from equity to profit or loss as part of other operating income and expenses.

If, in a subsequent period, the fair value of a debt instrument classified as available-for-sale increases and the increase can be objectively related to an event occurring after the impairment loss was recognized in profit or loss, a portion of the impairment loss is reversed up to but not exceeding the previously recorded impairment loss, with the amount of the reversal recognized in profit or loss as part of other operating income and expenses in the statement of comprehensive income. However, impairment losses recognized in profit or loss for an available-for-sale equity instrument classified as available for sale are not reversed through profit or loss.

3.6.3 Held-to-maturity financial assets

If there is objective evidence that an impairment loss on held-to-maturity financial assets carried at amortized cost has been incurred, the amount of the loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows discounted at the financial asset’s original effective interest rate. The impairment loss on held-to-maturity financial assets is directly deducted from the carrying amount. The amount of the loss is recognized in profit or loss as part of other operating income and expenses.

In the case of a financial asset classified as held to maturity, if, in a subsequent period, the amount of the impairment loss decreases and it is objectively related to an event occurring after the impairment is recognized, a portion of the previously recognized impairment loss is reversed up to but not exceeding the amortized cost at the date of recovery. The amount of reversal is recognized in profit or loss as part of other operating income and expenses in the statement of comprehensive income.

3.7 Derivative Financial Instruments

The Group enters into numerous derivative financial instrument contracts such as currency forwards, interest rate swaps, currency swaps and others for trading purposes or to manage its exposures to fluctuations in interest rates, currency exchange, amongst others. These derivative financial instruments are presented as derivative financial instruments within the financial statements irrespective of transaction purpose and subsequent measurement requirement.

The Group designates certain derivatives as hedging instruments to hedge the risk of changes in fair value of a recognized asset or liability or an unrecognized firm commitments (fair value hedge) and the risk of changes in cash flow (cash flow hedge).

At the inception of the hedge there is formal designation and documentation of the hedging relationship and the Group’s risk management objective and strategy for undertaking the hedge. That documentation includes identification of the hedging instrument, the hedged item or transaction, the nature of the risk being hedged and how the entity will assess the hedging instrument’s effectiveness in offsetting the exposure to changes in the hedged item’s fair value attributable to the hedged risk.

3.7.1 Derivative financial instruments held for trading

All derivative financial instruments, except for derivatives that are designated and qualify for hedge accounting, are classified as financial instruments held for trading and are measured at fair value. Gains or losses arising from a change in fair value are recognized in profit or loss as part of net gains or losses on financial instruments at fair value through profit or loss.

3.7.2 Fair value hedges

If derivatives qualify for a fair value hedge, the change in fair value of the hedging instrument and the change in fair value of the hedged item attributable to the hedged risk are recognized in profit or loss as part of other operating income and expenses. Fair value hedge accounting is discontinued prospectively if the hedging instrument expires or sold, terminated or exercised, or the hedge no longer meets the criteria for hedge accounting or the Group revokes the designation. Once fair value hedge accounting is discontinued, the adjustment to the carrying amount of a hedged item is fully amortized to profit or loss by the maturity of the financial instrument using effective interest method.

3.7.3 Cash flow hedges

The portion of the gain or loss on the hedging instrument that is determined to be an effective hedge is recognized directly in other comprehensive income and the ineffective portion of the gain or loss on the hedging instrument is recognized in profit or loss.

The associated gains or losses that were previously recognized in other comprehensive income are reclassified from equity to profit or loss as a reclassification adjustment in the same period or periods during which the hedged forecast cash flows affects profit or loss. Cash flow hedge accounting is discontinued prospectively if the hedging instrument expires or sold, terminated or exercised, or the hedge no longer meets the criteria for hedge accounting or the Group revokes the designation. When the cash flow hedge accounting is discontinued, the cumulative gains or losses on the hedging instrument that have been recognized in other comprehensive income are reclassified to profit or loss over the period in which the forecast transaction occurs. If the forecast transaction is no longer expected to occur, the cumulative gains or losses that had been recognized in other comprehensive income are immediately reclassified to profit or loss.

3.7.4 Embedded derivatives

An embedded derivative is separated from the host contract and accounted for as a derivative if, and only if the economic characteristics and risks of the embedded derivative are not closely related to those of the host contract and a separate instrument with the same terms as the embedded derivative would meet the definition of a derivative and the hybrid (combined) instrument is not measured at fair value with changes in fair value recognized in profit or loss. Gains or losses arising from a change in the fair value of an embedded derivative separated from the host contract are recognized in profit or loss as part of net gains or losses on financial instruments at fair value through profit or loss.

3.7.5 Day one gain and loss

If the Group uses a valuation technique that incorporates data not obtained from observable markets for the fair value at initial recognition of the financial instrument, there may be a difference between the transaction price and the amount determined using that valuation technique. In these circumstances, the fair value of the financial instrument is recognized as the transaction price and the difference is amortized by using the straight-line method over the life of the financial instrument. If the fair value of the financial instrument is subsequently determined using observable market inputs, the remaining deferred amount is recognized in profit or loss.

3.8 Property and equipment

3.8.1 Recognition and Measurement

All property and equipment that qualify for recognition as an asset are measured at its cost and subsequently carried at its cost less any accumulated depreciation and any accumulated impairment losses.

The cost of property and equipment includes any costs directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management and the initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located.

Subsequent expenditures are capitalized only when they prolong the useful life or enhance values of the assets but the costs of the day-to-day servicing of the assets such as repair and maintenance costs are recognized in profit or loss as incurred. When part of an item of an asset has a useful life different from that of the entire asset, it is recognized as a separate asset.

3.8.2 Depreciation

Land is not depreciated, whereas other property and equipment are depreciated using the method that reflects the pattern in which the asset’s future economic benefits are expected to be consumed by the Group. The depreciable amount of an asset is determined after deducting its residual value. As for leased assets, if there is no reasonable certainty that the Group will obtain ownership by the end of the lease term, the asset is fully depreciated over the shorter of the lease term and its useful life.

Each part of an item of property and equipment with a cost that is significant in relation to the total cost of the item is depreciated separately.

The depreciation method and estimated useful lives of the assets are as follows:

Property and equipment	Depreciation method	Estimated useful lives
Buildings and structures	Straight-line	40 years
Leasehold improvements	Declining-balance	4 years
Equipment and vehicles	Declining-balance	3~5 years

The residual value, the useful life and the depreciation method applied to an asset are reviewed at least at each financial year end and, if expectations differ from previous estimates or if there has been a significant change in the expected pattern of consumption of the future economic benefits embodied in the asset, the changes are accounted for as a change in an accounting estimate.

3.9 Investment properties

Properties held to earn rentals or for capital appreciation or both are classified as investment properties. Investment properties are measured initially at their cost and subsequently the cost model is used.

3.10 Intangible assets

Intangible assets are measured initially at cost and subsequently carried at their cost less any accumulated amortization and any accumulated impairment losses.

Intangible assets, except for goodwill and membership rights, are amortized using the straight-line method with no residual value over their estimated useful economic life since the asset is available for use.

Intangible assets	Amortization method	Estimated useful lives
Industrial property rights	Straight-line	3~10 years
Software	Straight-line	4~5 years
Others	Straight-line	4~30 years

The amortization period and the amortization method for intangible assets with a finite useful life are reviewed at least at each financial year end. Where an intangible asset is not being amortized because its useful life is considered to be indefinite, the Group carries out a review in each accounting period to confirm whether or not events and circumstances still support the assumption of an indefinite useful life. If they do not, the change from the indefinite to finite useful life is accounted for as a change in an accounting estimate.

3.10.1 Goodwill

Recognition and measurement

Goodwill in the Group’s opening IFRS statement of financial position is stated at its carrying amount prior to the date of transition under the previous K-GAAP.

Goodwill acquired in business combinations after the transition date is initially measured as the excess of the aggregate of the consideration transferred, fair value of non-controlling interest and the acquisition-date fair value of the acquirer’s previously held equity interest in the acquiree over the net identifiable assets acquired and liabilities assumed. If this consideration is lower than the fair value of the net assets of the business acquired, the difference is recognized in profit or loss.

For each business combination, the Group decides whether the non-controlling interest in the acquiree is initially measured at fair value or at the non-controlling interest’s proportionate share of the acquiree’s identifiable net assets at the acquisition date.

Acquisition-related costs incurred to effect a business combination are charged to expenses in the periods in which the costs are incurred and the services are received, except for the costs to issue debt or equity securities.

Additional acquisitions of non-controlling interest

Additional acquisitions of non-controlling interests are accounted for as equity transactions. Therefore, no additional goodwill is recognized.

Subsequent measurement

Goodwill is not depreciated and is stated at cost less accumulated impairment losses. However, goodwill that forms part of the carrying amount of an investment in associates and joint ventures is not separately recognized and an impairment loss recognized is not allocated to any asset, including goodwill, which forms part of the carrying amount of the investment in the associates and joint ventures.

3.10.2 Subsequent expenditure

Subsequent expenditure is capitalized only when it enhances values of the assets. Internally generated intangible asset, such as goodwill and trade name, is not recognized as an asset but expensed as incurred.

3.11 Leases (as lessee)

3.11.1 Finance lease

A lease is classified as a finance lease if it transfers substantially all the risks and rewards incidental to ownership. At the commencement of the lease term, the Group recognizes finance leases as assets and liabilities in its statements of financial position at amounts equal to the fair value of the leased property or, if lower, the present value of the minimum lease payments, each determined at the inception of the lease. Any initial direct costs of the lessee are added to the amount recognized as an asset.

Minimum lease payments are apportioned between the finance charge and the reduction of the outstanding liability. The finance charge is allocated to each period during the lease term so as to produce a constant periodic rate of interest on the remaining balance of the liability. Contingent rents are charged as expenses in the periods in which they are incurred.

The depreciable amount of a leased asset is allocated to each accounting period during the period of expected use on a systematic basis consistent with the depreciation policy the Group adopts for depreciable assets that are owned. If there is reasonable certainty that the lessee will obtain ownership by the end of the lease term, the period of expected use is the useful life of the asset; otherwise, the asset is fully depreciated over the shorter of the lease term and its useful life.

3.11.2 Operating lease

A lease is classified as an operating lease if it does not transfer substantially all the risks and rewards incidental to ownership.

Lease payments under an operating lease (net of any incentives received from the lessor) are recognized as an expense on a straight-line basis over the lease term unless another systematic basis is more representative of the time pattern of the asset’s benefit.

3.12 Impairment of non-financial assets

The Group assesses at the end of each reporting period whether there is any indication that a non-financial asset, except for (i) deferred income tax assets, (ii) assets arising from employee benefits and (iii) non-current assets (or group of assets to be sold) classified as held for sale, may be impaired. If any such indication exists, the Group estimates the recoverable amount of the asset. However, irrespective of whether there is any indication of impairment, the Group tests (i) goodwill acquired in a business combination, (ii) intangible assets with an indefinite useful life and (iii) intangible assets not yet available for use for impairment annually by comparing their carrying amount with their recoverable amount.

The recoverable amount is estimated for the individual asset. If it is not possible to estimate the recoverable amount of the individual asset, the Group determines the recoverable amount of the cash-generating unit to which the asset belongs (the asset’s cash-generating unit). A cash-generating unit is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. The recoverable amount of an asset is the higher of its fair value less costs to sell and its value in use. Value in use is the present value of the future cash flows expected to be derived from an asset or cash-generating unit that are discounted by a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the future cash flow estimates have not been adjusted.

If, and only if, the recoverable amount of an asset is less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount. That reduction is an impairment loss and recognized immediately in profit or loss. For the purpose of impairment testing, goodwill acquired in a business combination is allocated to each of the cash-generating units that are expected to benefit from the synergies of the combination. The impairment loss is allocated first to reduce the carrying amount of any goodwill allocated to the cash-generating unit and then to the other assets of the unit pro rata on the basis of the carrying amount of each asset in the unit.

An impairment loss recognized for goodwill is not reversed in a subsequent period. The Group assesses at the end of each reporting period whether there is any indication that an impairment loss recognized in prior periods for an asset, other than goodwill, may no longer exist or may have decreased, and an impairment loss recognized in prior periods for an asset other than goodwill shall be reversed if, and only if, there has been a change in the estimates used to determine the asset’s recoverable amount since the last impairment loss was recognized. The increased carrying amount of an asset other than goodwill attributable to a reversal of an impairment loss cannot exceed the carrying amount that would have been determined (net of amortization or depreciation) had no impairment loss been recognized for the asset in prior years.

3.13 Non-current assets held for sale

A non-current asset or disposal group is classified as held for sale if its carrying amount will be recovered principally through a sale transaction rather than through continuing use. For this to be the case, the asset (or disposal group) must be available for immediate sale in its present condition and its sale must be highly probable. A non-current asset (or disposal group) classified as held for sale is measured at the lower of its carrying amount and fair value less costs to sell which is measured in accordance with the applicable IFRS, immediately before the initial classification of the asset (or disposal group) as held for sale.

A non-current asset while it is classified as held for sale or while it is part of a disposal group classified as held for sale is not depreciated (or amortized).

Impairment loss is recognized for any initial or subsequent write-down of the asset (or disposal group) to fair value less costs to sell. Gains are recognized for any subsequent increase in fair value less costs to sell of an asset, but not in excess of the cumulative impairment loss that has been recognized.

3.14 Financial liabilities at fair value through profit or loss

Financial liabilities at fair value through profit or loss are financial liabilities held for trading. After initial recognition, financial liabilities at fair value through profit or loss are measured at fair value and gains or losses arising from changes in the fair value, and gains or losses from sale and repayment of financial liabilities at fair value through profit or loss are recognized as net gains on financial instruments at fair value through profit or loss in the statement of comprehensive income.

3.15 Insurance Contracts

KB Life Insurance Co., Ltd., one of the subsidiaries of the Group, issues insurance contracts.

Insurance contracts are defined as “a contract under which one party (the insurer) accepts significant insurance risk from another party by agreeing to compensate the policyholder if a specified uncertain future event adversely affects the policyholder”. A contract that qualifies as an insurance contract remains an insurance contract until all rights and obligations are extinguished or expire. Such a contract that does not contain significant insurance risk is classified as an investment contract and is within the scope of IAS 39, Financial Instruments: Recognition and measurement to the extent that it gives rise to a financial asset or financial liability, except if the investment contract contains a Discretionary Participation Features (DPF). If the contract has a DPF, the contract is subject to IFRS 4, Insurance Contracts. The Group recognizes assets (liabilities) and gains (losses) relating to insurance contracts as other assets (liabilities) in the statements of financial position, and as other operating income (expenses) in the statements of comprehensive income, respectively.

The following table lists numbers of currently available and discontinued insurance products as of December 31, 2011:

Type	Available	Discontinued	Total
Individual annuity	1	8	9
General annuity	7	20	27
Other pure endowment	—	3	3
Pure protection insurance	12	23	35
Other protection insurance	—	28	28
Joint insurance	6	33	39
Group protection insurance	1	5	6
Group savings insurance	—	1	1

Total	27	121	148

3.15.1 Insurance liabilities

The Group recognizes a liability for future claims, refunds, policyholders’ dividends and related expenses as follows:

Premium reserve

A premium reserve refers to an amount based on the net premium method for payment of future claims with respect to events covered by insurance policies which have not yet occurred as of the reporting date.

Reserve for outstanding claims

A reserve for outstanding claims refers to the amount not yet paid, out of an amount to be paid or expected to be paid with respect to the insured events which have arisen as of the end of each fiscal year.

Unearned premium reserve

Unearned premium refers to the portion of the premium that has been paid in advance for insurance that has not yet been provided. An unearned premium reserve refers to the amount maintained by the insurer to refund in the event of either party cancelling the contract.

Policyholders’ dividends reserve

Policyholders’ dividends reserve including an interest rate guarantee reserve, a mortality dividend reserve and an interest rate difference dividend reserve is recognized for the purpose of provisioning for policyholders’ dividends in the future in accordance with statutes or insurance terms and conditions.

3.15.2 Liability adequacy test

The Group assesses at each reporting date whether its insurance liabilities are adequate, using current estimates of all future contractual cash flows and related cash flow such as claims handling cost, as well as cash flows resulting from embedded options and guarantees under its insurance contracts in accordance with IFRS 4. If the assessment shows that the carrying amount of its insurance liabilities is inadequate in light of the estimated future cash flows, the entire deficiency is recognized in profit or loss and reserved as insurance liabilities. Future cash flows from long-term insurance are discounted at a future rate of return on operating assets, whereas future cash flows from general insurance are not discounted to present value. For liability adequacy tests of premium and unearned premium reserves, the Group considers all cash flow factors such as future insurance premium, deferred acquisition costs, operating expenses and operating premiums. In relation to the reserve for outstanding claims, the Group elects a model that best reflects the trend of paid claims among several statistical methods to perform the adequacy test.

3.15.3 Deferred acquisition costs

Acquisition cost is deferred in an amount actually spent for an insurance contract and equally amortized over the premium payment period or the period in which acquisition costs are charged for the relevant insurance contract. The amortization of acquisition costs shall be carried out over a period of seven years, if the premium payment period or the period are charged acquisition costs exceeds seven years; if there is any unamortized acquisition costs remaining as of the date of surrender or lapse, such remainder shall be amortized in the period in which the contract is surrendered or lapsed.

3.16 Provisions

Provisions are recognized when the Group has a present obligation (legal or constructive) as a result of a past event and it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. The risks and uncertainties that inevitably surround many events and circumstances are taken into account in reaching the best estimate of provisions, and where the effect of the time value of money is material, the amount of provisions are the present value of the expenditures expected to be required to settle the obligation.

Provisions on confirmed and unconfirmed acceptances and guarantees, unfunded commitments of credit cards and unused credit lines of consumer and corporate loans are recognized using a valuation model that applies the credit conversion factor, probability of default, and loss given default.

Provisions are reviewed at the end of each reporting period and adjusted to reflect the current best estimate. If it is no longer probable that an outflow of resources embodying economic benefits will be required to settle the obligation, the provisions are reversed.

If the Group has a contract that is onerous, the present obligation under the contract is recognized and measured as provisions. An onerous contract is a contract in which the unavoidable costs of meeting the obligations under the contract exceed the economic benefits expected to be received under it. The unavoidable costs under a contract reflect the minimum net cost to exit from the contract, which is the lower of the cost of fulfilling it and any compensation or penalties arising from failure to fulfill it.

3.17 Financial guarantee contracts

A financial guarantee contract is a contract that requires the issuer (the Group) to make specified payments to reimburse the holder for a loss it incurs because a specified debtor fails to make payments when due in accordance with the original or modified terms of a debt instrument.

Financial guarantee contracts are initially recognized at fair value. After initial recognition, financial guarantee contracts are measured at the higher of:

•	The amount determined in accordance with IAS 37, Provisions, Contingent Liabilities and Contingent Assets and

•	The initial amount recognized, less, when appropriate, cumulative amortization recognized in accordance with IAS 18, Revenue.

3.18 Equity instrument issued by the Group

An equity instrument is any contract or agreement that evidences a residual interest in the assets of an entity after deducting all of its liabilities.

3.18.1 Ordinary shares

Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of new shares are deducted, net of tax, from the equity.

3.18.2 Hybrid capital instruments

The Group classifies issued financial instrument, or its component parts, on initial recognition as a financial liability or an equity instrument in accordance with the substance of the contractual arrangement and the definitions of a financial liability and an equity instrument. Hybrid capital instruments where the Group has an unconditional right to avoid delivering cash or another financial asset to settle a contractual obligation are classified as equity instruments and presented in equity.

3.18.3 Treasury shares

If entities of the Group reacquire the Parent Company’s equity instruments, those instruments (‘treasury shares’) are deducted from equity. No gains or losses are recognized in profit or loss on the purchase, sale, issue or cancellation of own equity instruments.

3.19 Revenue recognition

3.19.1 Interest income and expense

Interest income and expense are recognized using the effective interest method. The effective interest method is a method of calculating the amortized cost of a financial asset or a financial liability (or groups of financial assets or financial liabilities) and of allocating the interest income or interest expense over the relevant period.

The effective interest rate is the rate that exactly discounts estimated future cash receipts or payments through the expected life of the financial instrument or, where appropriate, a shorter period, to the net carrying amount of the financial asset or financial liability. When calculating the effective interest rate, the Group estimates cash flows considering all contractual terms of the financial instrument but does not consider future credit losses. The calculation includes all fees and points paid or received between parties to the contract that are an integral part of the effective interest rate, transaction costs, and all other premiums or discounts. In those rare cases when it is not possible to estimate reliably the cash flows or the expected life of a financial instrument (or group of financial instruments), the Group uses the contractual cash flows over the full contractual term of the financial instrument (or group of financial instruments).

Interest on impaired financial assets is recognized using the rate of interest used to discount the future cash flows for the purpose of measuring the impairment loss.

3.19.2 Fee and commission income

The Group recognizes financial service fees in accordance with the accounting standard of the financial instrument related to the fees earned.

Fees that are an integral part of the effective interest of a financial instrument

Such fees are generally treated as adjustments of effective interest. Such fees may include compensation for activities such as evaluating the borrower’s financial condition, evaluating and recording guarantees, collateral and other security arrangements, negotiating the terms of the instrument, preparing and processing documents and closing the transaction and origination fees received on issuing financial liabilities measured at amortized cost. However, fees relating to the creation or acquisition of a financial instrument at fair value through profit or loss are recognized as revenue immediately.

Fees earned as services are provided

Such fees are recognized as revenue as the services are provided. The fees include fees charged for servicing a financial instrument and charged for managing investments.

Fees that are earned on the execution of a significant act

Such fees are recognized as revenue when the significant act has been completed.

Commission on the allotment of shares to a client is recognized as revenue when the shares have been allotted and placement fees for arranging a loan between a borrower and an investor is recognized as revenue when the loan has been arranged.

A syndication fee received by the Group that arranges a loan and retains no part of the loan package for itself (or retains a part at the same effective interest rate for comparable risk as other participants) is compensation for the service of syndication. Such a fee is recognized as revenue when the syndication has been completed.

3.19.3 Dividend income

Dividend income is recognized in profit or loss when the right to receive payment is established. Dividend income from financial assets at fair value through profit or loss and financial investment is recognized in profit or loss as part of net gains on financial assets at fair value through profit or loss and other operating income and expenses, respectively.

3.20 Employee compensation and benefits

3.20.1 Post-employment benefits:

Defined benefit plans

All post-employment benefits, other than defined contribution plans, are classified as defined benefit plans. The amount recognized as a defined benefit liability is the present value of the defined benefit obligation less the fair value of plan assets at the end of the reporting period.

The present value of the defined benefit obligation is calculated annually by independent actuaries using the Projected Unit Credit method. The rate used to discount post-employment benefit obligations is determined by reference to market yields at the end of the reporting period on high quality corporate bonds. The currency and term of the corporate bonds are consistent with the currency and estimated term of the post-employment benefit obligations. Actuarial gains and losses including experience adjustments and the effects of changes in actuarial assumptions are recognized in profit or loss.

When the total of the present value of the defined benefit obligation minus the fair value of plan assets results in an asset, it is recognized to the extent of any cumulative unrecognized past service cost and the present value of any economic benefits available in the form of refunds from the plan or reductions in future contributions to the plan.
Past service cost arises when the Group introduces a defined benefit plan that attributes to past service or changes the benefits payable for past service under an existing defined benefit plan. Such past service cost is recognized as an expense on a straight-line basis over the average period until the benefits become vested. To the extent that the benefits are already vested immediately following the introduction of, or changes to, a defined benefit plan, past service cost is recognized immediately.

Defined contribution plans

The contributions are recognized as employee benefit expense when they are due.

3.20.2 Short-term employee benefits

Short-term employee benefits are employee benefits (other than termination benefits) that are due to be settled within 12 months after the end of the period in which the employees render the related service. The undiscounted amount of short-term employee benefits expected to be paid in exchange for that service is recognized as a liability (accrued expense), after deducting any amount already paid.

The expected cost of profit-sharing and bonus payments are recognized as liabilities when the Group has a present legal or constructive obligation to make such payments as a result of past events rendered by employees and a reliable estimate of the obligation can be made.

3.20.3 Share-based payment

The Group operates share-based payment arrangements granting awards to directors and employees of the Group. The Group has a choice of whether to settle the awards in cash or by issuing equity instruments for a share-based payment transaction at the date of settlement.

For a share-based payment transaction in which the terms of the arrangement provide the Group with the choice of whether to settle in cash or by issuing equity instruments, the Group determined that it has a present obligation to settle in cash because the Group has a past practice and a stated policy of settling in cash. Therefore, the Group accounts for the transaction in accordance with the requirements of cash-settled share-based payment transactions.

The Group measures the services acquired and the liability incurred at fair value. Until the liability is settled, the Group remeasures the fair value of the liability at the end of each reporting period and at the date of settlement, with any changes in fair value recognized in profit or loss for the period.

3.20.4 Termination benefits

Termination benefits are employee benefits payable as a result of either the Group’s decision to terminate an employee’s employment before the normal retirement date or an employee’s decision to accept voluntary redundancy in exchange for those benefits. The Group recognizes termination benefits as a liability and an expense when, and only when, the Group is demonstrably committed to either terminate the employment of an employee or group of employees before the normal retirement date or provide termination benefits as a result of an offer made in order to encourage voluntary redundancy. The Group is demonstrably committed to a termination when, and only when, the Group has a detailed formal plan for the termination and is without realistic possibility of withdrawal. Where termination benefits fall due more than 12 months after the end of the reporting period, they are discounted using the appropriate discount rate.

3.21 Income tax expenses

Income tax expense (tax income) comprises current tax expense (current tax income) and deferred income tax expense (deferred income tax income). Current and deferred income tax are recognized as income or expense and included in profit or loss for the period, except to the extent that the tax arises from (a) a transaction or an event which is recognized, in the same or a different period outside profit or loss, either in other comprehensive income or directly in equity and (b) a business combination.

3.21.1 Current income tax

Current income tax is the amount of income taxes payable (recoverable) in respect of the taxable profit (tax loss) for a period. A difference between the taxable profit and accounting profit may arise when income or expense is included in accounting profit in one period, but is included in taxable profit in a different period. Differences may also arise if there is revenue that is exempt from taxation, or expense that is not deductible in determining taxable profit (tax loss). Current income tax liabilities (assets) for the current and prior periods are measured at the amount expected to be paid to (recovered from) the taxation authorities, using the tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period.

The Group offsets current income tax assets and current income tax liabilities if, and only if, the Group (a) has a legally enforceable right to set off the recognized amounts and (b) intends either to settle on a net basis, or to realize the asset and settle the liability simultaneously.

3.21.2 Deferred income tax

Deferred income tax is recognized, using the asset-liability method, on temporary differences arising between the tax based amount of assets and liabilities and their carrying amount in the financial statements. Deferred income tax liabilities are recognized for all taxable temporary differences and deferred income tax assets are recognized for all deductible temporary differences to the extent that it is probable that taxable profit will be available against which the deductible temporary difference can be utilized. However, deferred income tax liabilities are not recognized if they arise from the initial recognition of goodwill; deferred income tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss.

Deferred income tax is provided on temporary differences arising on investments in subsidiaries, associates and joint ventures, except for deferred income tax liabilities for which the timing of the reversal of the temporary difference is controlled by the Group and it is probable that the temporary difference will not reverse in the foreseeable future.

The carrying amount of a deferred income tax asset is reviewed at the end of each reporting period. The Group reduces the carrying amount of a deferred income tax asset to the extent that it is no longer probable that sufficient taxable profit will be available to allow the benefit of part or all of that deferred income tax asset to be utilized.

Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period. The measurement of deferred income tax liabilities and deferred income tax assets reflects the tax consequences that would follow from the manner in which the Group expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities.

The Group offsets deferred income tax assets and deferred income tax liabilities when the Group has a legally enforceable right to set off current income tax assets against current income tax liabilities; and the deferred income tax assets and the deferred income tax liabilities relate to income taxes levied by the same taxation authority on either the same taxable entity; or different taxable entities which intend either to settle current income tax liabilities and assets on a net basis, or to realize the assets and settle the liabilities simultaneously, in each future period in which significant amounts of deferred income tax liabilities or assets are expected to be settled or recovered.

3.21.3 Uncertain tax positions

Uncertain tax positions arise from tax treatments applied by the Group which may be challenged by the tax authorities due to the complexity of the transaction or different interpretation of the tax laws, a claim for rectification brought by the Group, or an appeal for a refund claimed from the tax authorities related to additional assessments. The Group recognizes its uncertain tax positions in the financial statements based on the guidance in IAS 37. A liability related to an uncertain tax position is recognized as the best estimate of expenditure if the uncertain tax position is probable of resulting in additional payment to the tax authorities. Meanwhile assets related to uncertain tax positions, caused by a claim for rectification or an appeal for refund claimed from the tax authorities related to additional assessments, are treated as contingent assets under IAS 37. Therefore, tax expenses are recognized in the financial statements when the uncertain tax position is probable of resulting in additional payment to the tax authorities, while tax benefits are recognized only when the tax refund is virtually certain.

The Group classifies interest and penalties related to uncertain tax positions as a component of income tax expense.

3.22 Earnings per share

The Group calculates basic earnings per share amounts and diluted earnings per share amounts for profit or loss attributable to ordinary equity holders of the parent entity and presents them in the statement of comprehensive income. Basic earnings per share is calculated by dividing profit or loss attributable to ordinary equity holders of the Parent Company by the weighted average number of ordinary shares outstanding during the period. For the purpose of calculating diluted earnings per share, the Group adjusts profit or loss attributable to ordinary equity holders of the Parent Company and the weighted average number of shares outstanding for the effects of all dilutive potential ordinary shares including convertible bonds and share options.

3.23 Operating Segments

Operating segments are components of the Group about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. Each segment is a strategic business unit that offers different products and services and is managed separately because each business has different risks and opportunities requiring different technology and marketing strategies.

Segment information includes the items which are directly attributable and reasonably allocated to the segment.

3.24 United States dollar amounts

The Group operates primarily in Korea and its official accounting records are maintained in Korean won. The U.S. dollar amounts are provided herein as supplementary information solely for the convenience of the reader. Korean won amounts are expressed in U.S. dollars at the rate of (Won)1,158.50 to U.S. $1.00, the U.S. Federal Reserve Bank of New York buying exchange rate in effect at noon, December 31, 2011. Such convenience translation into US dollars should not be construed as representations that the Korean won amounts have been, could have been, or could in the future be, converted at this or any other rate of exchange.

4. Financial risk management

4.1 Summary

4.1.1 Overview of Financial Risk Management Policy

The financial risks that the Group is exposed to are credit risk, market risk, liquidity risk, operational risk and others.

The note regarding financial risk management provides information about the risks that the Group is exposed to, including the objectives, policies and processes for managing the risks, the methods used to measure the risks, and capital adequacy. Additional quantitative information is disclosed throughout the consolidated financial statements.

The Group’s risk management system focuses on increasing transparency, developing the risk management environment, preventing transmission of risk to other related subsidiaries, and the preemptive response to risk due to rapid changes in the financial environment to support the Group’s long-term strategy and business decisions efficiently. Credit risk, market risk, liquidity risk, and operational risk have been recognized as the Group’s key risks. These risks are measured in Economic Capital or VaR (Value at Risk) and are managed using a statistical method.

4.1.2 Risk Management Organization

Risk Management Committee

The Risk Management Committee establishes risk management strategies in accordance with the directives of the Board of Directors and determines the Group’s target risk appetite, approves significant risk matters and reviews the level of risks that the Group is exposed to and the appropriateness of the Group’s risk management operations as an ultimate decision-making authority.

Risk Management Council

The Risk Management Council is a consultative group which reviews and makes decisions on matters delegated by the Risk Management Committee and discusses the detailed issues relating to the Group’s risk management.

Risk Management Department

The Risk Management Department is responsible for monitoring and managing the Group’s economic capital limit and managing specific policies, procedures and work processes relating to the Group’s risk management.

4.2 Credit Risk

4.2.1 Overview of Credit Risk

Credit risk is the risk of possible losses in an asset portfolio in the event of a counterparty’s default, breach of contract and deterioration in the credit quality of the counterparty. For risk management reporting purposes, the individual borrower’s default risk, country risk, specific risks and other credit risk exposure components are considered as a whole.

4.2.2 Credit Risk Management

The Group measures expected losses and economic capital on assets that are subject to credit risk management whether on- or off- balance sheet and uses expected losses and economic capital as a management indicator. The Group manages credit risk by allocating credit risk economic capital limit. In addition, the Group controls the credit concentration risk exposure by applying and managing total exposure limits to prevent an excessive risk concentration to industry and borrowers.

The Group has organized a credit risk management team that focuses on credit risk management in accordance with the Group’s credit risk management policy.

For Kookmin Bank which is the main subsidiary, its loan analysis department which is independent from the sales department is responsible for all of loan policy, loan limit, loan review, credit evaluation, restructuring and subsequent events. Kookmin Bank’s risk management group is also responsible for planning risk management policy, applying limits of credit line, measuring the credit risk economic capital, adjusting credit limit, reviewing credit and verifying credit evaluation models.

4.2.3 Maximum exposure to credit risk

The Group’s maximum exposures of financial instruments, excluding equity securities, to credit risk without consideration of collateral values as of January 1, 2010, and December 31, 2010 and 2011, are as follows:

	As of January 1,		As of December 31,
	2010		2010		2011
	(In millions of Korean won)
Due from financial institutions	(Won)	6,743,951	(Won)	4,592,052	(Won)	6,556,027
Financial assets held for trading		4,285,650		3,536,699		5,176,524
Financial assets designated at fair value through profit or loss		529		139		574,687
Available-for-sale financial assets		18,869,560		19,125,724		19,734,531
Held-to-maturity financial assets		13,215,287		13,908,102		13,055,158
Loans		196,686,844		197,621,004		212,107,027
Derivatives		3,392,391		2,595,121		2,448,455
Other financial assets		6,281,664		6,186,227		6,409,905
Acceptances and guarantees contracts		14,718,560		12,476,592		11,542,684
Financial guarantee contracts		1,415,358		1,153,687		945,167
Commitments		85,385,888		87,738,358		91,743,942

Total	(Won)	350,995,682	(Won)	348,933,705	(Won)	370,294,107

4.2.4 Credit risk of loans

The Group maintains an allowance for loan losses associated with credit risk on loans to manage its credit risk.

The Group recognizes an impairment loss on loans carried at amortized cost when there is any objective indication of impairment. Under IFRS, an impairment loss is based on losses incurred at the end of the reporting period therefore the Group does not recognize expected losses as a result of future events. The Group measure inherent incurred losses on loans and presents them in the financial statements through the use of an allowance account which is offset against the related loans.

Loans are categorized as follows:

	As of January 1, 2010
	Retail			Corporate			Credit card			Total
	Amount		%	Amount		%	Amount		%	Amount		%
	(In millions of Korean won)
Neither past due nor impaired	(Won)	96,924,679	49.55	(Won)	87,689,932	44.82	(Won)	11,015,022	5.63	(Won)	195,629,633	100.00
Past due but not impaired		744,733	64.17		150,304	12.95		265,574	22.88		1,160,611	100.00
Impaired		700,777	22.14		2,379,561	75.17		85,016	2.69		3,165,354	100.00

Sub-total		98,370,189	49.20		90,219,797	45.12		11,365,612	5.68		199,955,598	100.00

Allowances(1)		(415,340)	12.71		(2,516,459)	76.98		(336,955)	10.31		(3,268,754)	100.00

Carrying amount	(Won)	97,954,849	49.80	(Won)	87,703,338	44.59	(Won)	11,028,657	5.61	(Won)	196,686,844	100.00

	As of December 31, 2010
	Retail			Corporate			Credit card			Total
	Amount		%	Amount		%	Amount		%	Amount		%
	(In millions of Korean won)
Neither past due nor impaired	(Won)	96,773,875	49.43	(Won)	86,917,292	44.40	(Won)	12,089,127	6.17	(Won)	195,780,294	100.00
Past due but not impaired		1,274,435	71.53		261,493	14.68		245,600	13.79		1,781,528	100.00
Impaired		1,014,110	26.58		2,722,930	71.37		78,318	2.05		3,815,358	100.00

Sub-total		99,062,420	49.19		89,901,715	44.64		12,413,045	6.17		201,377,180	100.00

Allowances(1)		(520,842)	13.87		(2,907,747)	77.41		(327,587)	8.72		(3,756,176)	100.00

Carrying amount	(Won)	98,541,578	49.86	(Won)	86,993,968	44.02	(Won)	12,085,458	6.12	(Won)	197,621,004	100.00

	As of December 31, 2011
	Retail			Corporate			Credit card			Total
	Amount		%	Amount		%	Amount		%	Amount		%
	(In millions of Korean won)
Neither past due nor impaired	(Won)	101,217,550	48.26	(Won)	96,553,423	46.04	(Won)	11,945,631	5.70	(Won)	209,716,604	100.00
Past due but not impaired		1,646,070	69.33		359,554	15.14		368,791	15.53		2,374,415	100.00
Impaired		1,061,585	30.65		2,295,483	66.27		106,845	3.08		3,463,913	100.00

Sub-total		103,925,205	48.22		99,208,460	46.02		12,421,267	5.76		215,554,932	100.00

Allowances(1)		(635,476)	18.43		(2,462,047)	71.41		(350,382)	10.16		(3,447,905)	100.00

Carrying amount	(Won)	103,289,729	48.70	(Won)	96,746,413	45.61	(Won)	12,070,885	5.69	(Won)	212,107,027	100.00

(1)	Allowance for non-impaired loan losses is included.

Credit quality of loans that are neither past due nor impaired are as follows:

	As of January 1, 2010
	Retail		Corporate		Credit card		Total
	(In millions of Korean won)
Outstanding	(Won)	71,827,375	(Won)	27,674,401	(Won)	3,055,303	(Won)	102,557,079
Good		21,290,100		33,965,256		4,261,980		59,517,336
Below Normal		3,807,204		26,050,275		3,697,739		33,555,218

Total	(Won)	96,924,679	(Won)	87,689,932	(Won)	11,015,022	(Won)	195,629,633

	As of December 31, 2010
	Retail		Corporate		Credit card		Total
	(In millions of Korean won)
Outstanding	(Won)	73,679,761	(Won)	27,798,531	(Won)	4,045,467	(Won)	105,523,759
Good		19,176,181		35,244,465		4,627,103		59,047,749
Below Normal		3,917,933		23,874,296		3,416,557		31,208,786

Total	(Won)	96,773,875	(Won)	86,917,292	(Won)	12,089,127	(Won)	195,780,294

	As of December 31, 2011
	Retail		Corporate		Credit card		Total
	(In millions of Korean won)
Outstanding	(Won)	83,790,049	(Won)	35,746,858	(Won)	5,403,273	(Won)	124,940,180
Good		14,532,234		39,312,628		4,378,523		58,223,385
Below Normal		2,895,267		21,493,937		2,163,835		26,553,039

Total	(Won)	101,217,550	(Won)	96,553,423	(Won)	11,945,631	(Won)	209,716,604

Credit quality of loans is classified as follows, according to the internal credit rating:

	Range of PD (%) (Probability of Default)	Retail	Corporate
Outstanding	0.0 ~ 1.0	1 ~ 5 grade	AAA ~ BBB+
Good	1.0 ~ 5.0	6 ~ 8 grade	BBB ~ BB
Below Normal	5.0 ~	9 ~ 15 grade	BB- ~ D

Loans that are past due but not impaired are as follows:

	As of January 1, 2010
	1 ~ 29 days		30 ~ 59 days		60 ~ 89 days		over 90 days		Total
	(In millions of Korean won)
Retail	(Won)	614,003	(Won)	81,673	(Won)	49,057	(Won)	—	(Won)	744,733
Corporate		90,609		46,830		12,865		—		150,304
Credit card		175,655		53,149		31,030		5,740		265,574

Total	(Won)	880,267	(Won)	181,652	(Won)	92,952	(Won)	5,740	(Won)	1,160,611

	As of December 31, 2010
	1 ~ 29 days		30 ~ 59 days		60 ~ 89 days		over 90 days		Total
	(In millions of Korean won)
Retail	(Won)	988,574	(Won)	188,504	(Won)	97,019	(Won)	338	(Won)	1,274,435
Corporate		171,467		58,641		31,385		—		261,493
Credit card		154,638		54,127		36,218		617		245,600

Total	(Won)	1,314,679	(Won)	301,272	(Won)	164,622	(Won)	955	(Won)	1,781,528

	As of December 31, 2011
	1 ~ 29 days		30 ~ 59 days		60 ~ 89 days		over 90 days		Total
	(In millions of Korean won)
Retail	(Won)	1,361,218	(Won)	181,343	(Won)	103,340	(Won)	169	(Won)	1,646,070
Corporate		196,591		138,817		24,146		—		359,554
Credit card		242,975		71,518		53,667		631		368,791

Total	(Won)	1,800,784	(Won)	391,678	(Won)	181,153	(Won)	800	(Won)	2,374,415

Impaired loans are as follows:

	As of January 1, 2010
	Retail		Corporate		Credit card		Total
	(In millions of Korean won)
Loans	(Won)	700,777	(Won)	2,379,561	(Won)	85,016	(Won)	3,165,354
Allowances		(187,656)		(1,124,846)		(54,945)		(1,367,447)

Carrying amount	(Won)	513,121	(Won)	1,254,715	(Won)	30,071	(Won)	1,797,907

	As of December 31, 2010
	Retail		Corporate		Credit card		Total
	(In millions of Korean won)
Loans	(Won)	1,014,110	(Won)	2,722,930	(Won)	78,318	(Won)	3,815,358
Allowances		(256,049)		(1,361,484)		(50,725)		(1,668,258)

Carrying amount	(Won)	758,061	(Won)	1,361,446	(Won)	27,593	(Won)	2,147,100

	As of December 31, 2011
	Retail		Corporate		Credit card		Total
	(In millions of Korean won)
Loans	(Won)	1,061,585	(Won)	2,295,483	(Won)	106,845	(Won)	3,463,913
Allowances		(397,623)		(1,251,577)		(68,513)		(1,717,713)

Carrying amount	(Won)	663,962	(Won)	1,043,906	(Won)	38,332	(Won)	1,746,200

A quantification of the extent to which collateral and other credit enhancements mitigate credit risk as of January 1, 2010, and December 31, 2010 and 2011, are as follows:

	As of January 1, 2010
	Impaired Loans				Non-impaired Loans				Total
	Individual		Collective		Past due		Not past due
	(In millions of Korean won)
Guarantee	(Won)	12,340	(Won)	153,074	(Won)	97,988	(Won)	12,484,706	(Won)	12,748,108
Deposits and savings		—		8,250		1,029		2,993,531		3,002,810
Property and equipment		24,853		2,470		336		702,028		729,687
Real estate		279,443		718,383		428,917		89,607,659		91,034,402

Total	(Won)	316,636	(Won)	882,177	(Won)	528,270	(Won)	105,787,924	(Won)	107,515,007

	As of December 31, 2010
	Impaired Loans				Non-impaired Loans				Total
	Individual		Collective		Past due		Not past due
	(In millions of Korean won)
Guarantee	(Won)	46,019	(Won)	140,955	(Won)	159,609	(Won)	13,667,393	(Won)	14,013,976
Deposits and savings		—		76,951		78,217		2,648,529		2,803,697
Property and equipment		27,431		4,806		5,129		1,006,446		1,043,812
Real estate		225,720		598,989		708,914		98,593,556		100,127,179

Total	(Won)	299,170	(Won)	821,701	(Won)	951,869	(Won)	115,915,924	(Won)	117,988,664

	As of December 31, 2011
	Impaired Loans				Non-impaired Loans				Total
	Individual		Collective		Past due		Not past due
	(In millions of Korean won)
Guarantee	(Won)	21,210	(Won)	124,641	(Won)	173,708	(Won)	18,345,603	(Won)	18,665,162
Deposits and savings		—		31,037		69,880		2,654,151		2,755,068
Property and equipment		12,648		4,717		1,671		1,067,929		1,086,965
Real estate		176,022		398,292		1,158,298		105,470,158		107,202,770

Total	(Won)	209,880	(Won)	558,687	(Won)	1,403,557	(Won)	127,537,841	(Won)	129,709,965

4.2.5 Credit quality of securities

The financial assets at fair value through profit or loss and financial investments excluding equity securities that are exposed to credit risk are as follows:

	As of January 1,		As of December 31,
	2010		2010		2011
	(In millions of Korean won)
Securities that are neither past due nor impaired	(Won)	36,360,478	(Won)	36,557,475	(Won)	38,531,825
Impaired securities		10,548		13,189		9,075

Total	(Won)	36,371,026	(Won)	36,570,664	(Won)	38,540,900

The credit quality of securities (debt securities) that are neither past due nor impaired as of January 1, 2010, and December 31, 2010 and 2011, are as follows:

	As of January 1, 2010
	Grade 1		Grade 2		Grade 3		Grade 4		Grade 5		Total
	(In millions of Korean won)
Financial assets held for trading	(Won)	4,191,917	(Won)	93,732	(Won)	—	(Won)	—	(Won)	1	(Won)	4,285,650
Available-for-sale financial assets		18,101,961		735,526		13,276		424		9,187		18,860,374
Held-to-maturity financial assets		13,214,454		—		—		—		—		13,214,454

Total	(Won)	35,508,332	(Won)	829,258	(Won)	13,276	(Won)	424	(Won)	9,188	(Won)	36,360,478

	As of December 31, 2010
	Grade 1		Grade 2		Grade 3		Grade 4		Grade 5		Total
	(In millions of Korean won)
Financial assets held for trading	(Won)	3,481,884	(Won)	45,182	(Won)	9,633	(Won)	—	(Won)	—	(Won)	3,536,699
Financial assets designated at fair value through profit or loss		—		—		—		—		139		139
Available-for-sale financial assets		18,103,675		934,250		65,589		210		9,108		19,112,832
Held-to-maturity financial assets		13,907,805		—		—		—		—		13,907,805

Total	(Won)	35,493,364	(Won)	979,432	(Won)	75,222	(Won)	210	(Won)	9,247	(Won)	36,557,475

	As of December 31, 2011
	Grade 1		Grade 2		Grade 3		Grade 4		Grade 5		Total
	(In millions of Korean won)
Financial assets held for trading	(Won)	5,079,469	(Won)	88,144	(Won)	8,911	(Won)	—	(Won)	—	(Won)	5,176,524
Financial assets designated at fair value through profit or loss		238,085		336,602		—		—		—		574,687
Available-for-sale financial assets		18,458,778		1,224,835		41,911		90		—		19,725,614
Held-to-maturity financial assets		13,055,000		—		—		—		—		13,055,000

Total	(Won)	36,831,332	(Won)	1,649,581	(Won)	50,822	(Won)	90	(Won)	—	(Won)	38,531,825

The credit qualities of securities (debt securities) according to the credit ratings by external rating agencies are as follows:

	Domestic			Foreign
Credit quality	KIS	KAP	NICE	S&P	Fitch-IBCA	Moody’s
Grade 1	AA0 to AAA	AA0 to AAA	AA0 to AAA	A- to AAA	A- to AAA	A3 to Aaa
Grade 2	A- to AA-	A- to AA-	A- to AA-	BBB-to BBB+	BBB-to BBB+	Baa3 to Baa1
Grade 3	BBB0 to BBB+	BBB0 to BBB+	BBB0 to BBB+	BB to BB+	BB to BB+	Ba2 to Ba1
Grade 4	BB0 to BBB-	BB0 to BBB-	BB0 to BBB-	B+ to BB-	B+ to BB-	B1 to Ba3
Grade 5	Lower than BB-	Lower than BB-	Lower than BB-	Lower than B	Lower than B	Lower than B2

4.2.6 Credit risk concentration analysis

The details of the Group’s loans by the country as of January 1, 2010, and December 31, 2010 and 2011, are as follows:

	As of January 1, 2010
	Retail		Corporate		Credit card		Total		%	Allowances		Carrying amount
	(In millions of Korean won)
Korea	(Won)	98,315,503	(Won)	88,752,916	(Won)	11,364,815	(Won)	198,433,234	99.24	(Won)	(3,241,199)	(Won)	195,192,035
Europe		9		99,205		108		99,322	0.05		(962)		98,360
China		1,713		300,509		22		302,244	0.15		(1,749)		300,495
Japan		10,212		637,958		316		648,486	0.32		(23,114)		625,372
U.S		—		310,913		170		311,083	0.16		(464)		310,619
Others		42,752		118,296		181		161,229	0.08		(1,266)		159,963

Total	(Won)	98,370,189	(Won)	90,219,797	(Won)	11,365,612	(Won)	199,955,598	100.00	(Won)	(3,268,754)	(Won)	196,686,844

	As of December 31, 2010
	Retail		Corporate		Credit card		Total		%	Allowances		Carrying amount
	(In millions of Korean won)
Korea	(Won)	98,996,738	(Won)	88,282,185	(Won)	12,412,143	(Won)	199,691,066	99.16	(Won)	(3,738,848)	(Won)	195,952,218
Europe		9		46,297		135		46,441	0.02		(1,132)		45,309
China		728		247,776		54		248,558	0.12		(2,448)		246,110
Japan		12,299		868,930		283		881,512	0.44		(10,832)		870,680
U.S		—		368,748		241		368,989	0.18		(1,532)		367,457
Others		52,646		87,779		189		140,614	0.08		(1,384)		139,230

Total	(Won)	99,062,420	(Won)	89,901,715	(Won)	12,413,045	(Won)	201,377,180	100.00	(Won)	(3,756,176)	(Won)	197,621,004

	As of December 31, 2011
	Retail		Corporate		Credit card		Total		%	Allowances		Carrying amount
	(In millions of Korean won)
Korea	(Won)	103,855,183	(Won)	97,298,342	(Won)	12,420,318	(Won)	213,573,843	99.08	(Won)	(3,428,520)	(Won)	210,145,323
Europe		11		69,004		110		69,125	0.03		(555)		68,570
China		434		315,375		37		315,846	0.15		(1,961)		313,885
Japan		11,914		1,014,607		301		1,026,822	0.48		(14,976)		1,011,846
U.S		—		412,669		272		412,941	0.19		(432)		412,509
Others		57,663		98,463		229		156,355	0.07		(1,461)		154,894

Total	(Won)	103,925,205	(Won)	99,208,460	(Won)	12,421,267	(Won)	215,554,932	100.00	(Won)	(3,447,905)	(Won)	212,107,027

The details of the Group’s corporate loans by industry as of January 1, 2010, and December 31, 2010 and 2011, are as follows:

	As of January 1, 2010
	Loans		%	Allowances		Carrying amount
	(In millions of Korean won)
Financial institutions	(Won)	4,122,234	4.57	(Won)	(35,365)	(Won)	4,086,869
Manufacturing		27,082,160	30.02		(634,651)		26,447,509
Service		35,591,939	39.44		(987,245)		34,604,694
Public sector		258,620	0.29		(2,847)		255,773
Others		23,164,844	25.68		(856,351)		22,308,493

Total	(Won)	90,219,797	100.00	(Won)	(2,516,459)	(Won)	87,703,338

	As of December 31, 2010
	Loans		%	Allowances		Carrying amount
	(In millions of Korean won)
Financial institutions	(Won)	4,374,231	4.87	(Won)	(122,011)	(Won)	4,252,220
Manufacturing		28,216,439	31.39		(848,039)		27,368,400
Service		34,040,219	37.86		(799,782)		33,240,437
Public sector		337,670	0.38		(6,611)		331,059
Others		22,933,156	25.50		(1,131,304)		21,801,852

Total	(Won)	89,901,715	100.00	(Won)	(2,907,747)	(Won)	86,993,968

	As of December 31, 2011
	Loans		%	Allowances		Carrying amount
	(In millions of Korean won)
Financial institutions	(Won)	5,839,148	5.89	(Won)	(57,335)	(Won)	5,781,813
Manufacturing		31,762,908	32.01		(852,707)		30,910,201
Service		36,305,778	36.60		(547,148)		35,758,630
Public sector		310,978	0.31		(5,190)		305,788
Others		24,989,648	25.19		(999,667)		23,989,981

Total	(Won)	99,208,460	100.00	(Won)	(2,462,047)	(Won)	96,746,413

The details of the Group’s retail and credit card loans by type as of January 1, 2010, and December 31, 2010 and 2011, are as follows:

	As of January 1, 2010
	Loans		%	Allowances		Carrying amount
	(In millions of Korean won)
Housing purpose	(Won)	45,895,475	41.82	(Won)	(50,254)	(Won)	45,845,221
General purpose		52,474,714	47.82		(365,086)		52,109,628
Credit card		11,365,612	10.36		(336,955)		11,028,657

Total	(Won)	109,735,801	100.00	(Won)	(752,295)	(Won)	108,983,506

	As of December 31, 2010
	Loans		%	Allowances		Carrying amount
	(In millions of Korean won)
Housing purpose	(Won)	43,323,149	38.86	(Won)	(64,281)	(Won)	43,258,868
General purpose		55,739,271	50.00		(456,561)		55,282,710
Credit card		12,413,045	11.14		(327,587)		12,085,458

Total	(Won)	111,475,465	100.00	(Won)	(848,429)	(Won)	110,627,036

	As of December 31, 2011
	Loans		%	Allowances		Carrying amount
	(In millions of Korean won)
Housing purpose	(Won)	45,519,956	39.12	(Won)	(96,963)	(Won)	45,422,993
General purpose		58,405,249	50.20		(538,513)		57,866,736
Credit card		12,421,267	10.68		(350,382)		12,070,885

Total	(Won)	116,346,472	100.00	(Won)	(985,858)	(Won)	115,360,614

The details of the Group’s securities (debt securities) by industry as of January 1, 2010, and December 31, 2010 and 2011, are as follows:

	As of January 1, 2010
	Amount		%
	(In millions of Korean won)
Financial assets held for trading
Government and government funded institutions	(Won)	1,409,894	32.90
Banking and Insurance		2,597,359	60.60
Others		278,397	6.50

Total financial assets held for trading		4,285,650	100.00

Financial assets designated at fair value through profit or loss
Banking and Insurance		529	100.00

Total financial assets designated at fair value through profit or loss		529	100.00

Available-for-sale financial assets
Government and government funded institutions		8,939,823	47.38
Banking and Insurance		7,930,954	42.03
Others		1,998,783	10.59

Total available-for-sale financial assets		18,869,560	100.00

Held-to-maturity financial assets
Government and government funded institutions		9,877,457	74.74
Banking and Insurance		2,964,768	22.43
Others		373,062	2.83

Total held-to-maturity financial assets		13,215,287	100.00

Total	(Won)	36,371,026

	As of December 31, 2010
	Amount		%
	(In millions of Korean won)
Financial assets held for trading
Government and government funded institutions	(Won)	929,254	26.27
Banking and Insurance		2,278,691	64.43
Others		328,754	9.30

Total financial assets held for trading		3,536,699	100.00

Financial assets designated at fair value through profit or loss
Banking and Insurance		139	100.00

Total financial assets designated at fair value through profit or loss		139	100.00

Available-for-sale financial assets
Government and government funded institutions		9,433,184	49.32
Banking and Insurance		7,589,597	39.68
Others		2,102,943	11.00

Total available-for-sale financial assets		19,125,724	100.00

Held-to-maturity financial assets
Government and government funded institutions		11,775,616	84.67
Banking and Insurance		1,608,046	11.56
Others		524,440	3.77

Total held-to-maturity financial assets		13,908,102	100.00

Total	(Won)	36,570,664

	As of December 31, 2011
	Amount		%
	(In millions of Korean won)
Financial assets held for trading
Government and government funded institutions	(Won)	1,785,624	34.49
Banking and Insurance		2,972,087	57.41
Others		418,813	8.10

Total financial assets held for trading		5,176,524	100.00

Financial assets designated at fair value through profit or loss
Banking and Insurance		574,687	100.00

Total financial assets designated at fair value through profit or loss		574,687	100.00

Available-for-sale financial assets
Government and government funded institutions		8,483,273	42.99
Banking and Insurance		8,189,563	41.50
Others		3,061,695	15.51

Total available-for-sale financial assets		19,734,531	100.00

Held-to-maturity financial assets
Government and government funded institutions		10,732,519	82.21
Banking and Insurance		1,463,937	11.21
Others		858,702	6.58

Total held-to-maturity financial assets		13,055,158	100.00

Total	(Won)	38,540,900

The details of the Group’s securities (debt securities) by country, as of January 1, 2010, and December 31, 2010 and 2011, are as follows:

	As of January 1, 2010
	Amount		%
	(In millions of Korean won)
Financial assets held for trading
Korea	(Won)	4,285,650	100.00

Total financial assets held for trading		4,285,650	100.00

Financial assets designated at fair value through profit or loss
United States		529	100.00

Total financial assets designated at fair value through profit or loss		529	100.00

Available-for-sale financial assets
Korea		18,645,402	98.81
United States		204,141	1.08
Others		20,017	0.11

Total available-for-sale financial assets		18,869,560	100.00

Held-to-maturity financial assets
Korea		13,214,454	99.99
United States		833	0.01

Total held-to-maturity financial assets		13,215,287	100.00

Total	(Won)	36,371,026

	As of December 31, 2010
	Amount		%
	(In millions of Korean won)
Financial assets held for trading
Korea	(Won)	3,536,699	100.00

Total financial assets held for trading		3,536,699	100.00

Financial assets designated at fair value through profit or loss
United States		139	100.00

Total financial assets designated at fair value through profit or loss		139	100.00

Available-for-sale financial assets
Korea		18,894,529	98.79
United States		208,756	1.09
Others		22,439	0.12

Total available-for-sale financial assets		19,125,724	100.00

Held-to-maturity financial assets
Korea		13,907,805	100.00
United States		297	0.00

Total held-to-maturity financial assets		13,908,102	100.00

Total	(Won)	36,570,664

	As of December 31, 2011
	Amount		%
	(In millions of Korean won)
Financial assets held for trading
Korea	(Won)	5,176,524	100.00

Total financial assets held for trading		5,176,524	100.00

Financial assets designated at fair value through profit or loss
Korea		574,687	100.00

Total financial assets designated at fair value through profit or loss		574,687	100.00

Available-for-sale financial assets
Korea		19,552,797	99.08
United States		180,832	0.92
Others		902	0.00

Total available-for-sale financial assets		19,734,531	100.00

Held-to-maturity financial assets
Korea		13,055,000	100.00
United States		158	0.00

Total held-to-maturity financial assets		13,055,158	100.00

Total	(Won)	38,540,900

The Group’s largest concentrations of OTC derivatives business are in the financial and insurance companies with high credit rating.

4.3 Liquidity risk

4.3.1 Overview of liquidity risk

Liquidity risk is the risk of insolvency or loss due to a disparity between the inflow and out flow of funds, unexpected outflow of funds, and obtaining funds at a high price or disposing of securities at an unfavorable price due to lack of available funds. The Group manages its liquidity risk through analysis of the contractual maturity of all financial assets, liabilities and off-balance sheet items such as commitments and financial guarantee contracts. The Group discloses them by maturity groups: On demand, up to one month, between over one month and three months, between over three months and 12 months, between over one year and five years, and over five years.

Cash flows disclosed for the maturity analysis are undiscounted contractual principal and interest to be received (paid) and, thus, differ from the amount in the financial statements which are based on the present value of expected cash flows in some cases. The amount of interest to be received or paid on floating rate assets and liabilities is measured on the assumption that the current interest rate would be the same upon maturity.

4.3.2. Liquidity risk management and indicator

The liquidity risk is managed by ALM (‘Assets-Liabilities Management’) and related guidelines which are applied to the risk management policies and procedures that address all the possible risks that arise from the overall business of the Group.

For the purpose of liquidity management, the liquidity ratio and accumulated liquidity gap ratio on all transactions affecting the in and outflows of funds and transactions of off balance sheet are measured, managed and reported to the Risk Management Council and Risk Management Committee on a regular basis.

As the main subsidiary, Kookmin Bank regularly reports the liquidity gap ratio, liquidity ratio, maturity gap ratio and the results of the stress testing related to liquidity risk to the Asset-Liability Management Committee (‘ALCO’) which establishes and monitors the liquidity risk management strategy.

4.3.3. Analysis on remaining contractual maturity of financial assets and liabilities

The remaining contractual maturity of financial assets and liabilities, excluding derivatives held for cash flow hedging as of January 1, 2010, and December 31, 2010 and 2011, are as follows:

	As of January 1, 2010
	On demand		Up to 1 month		1-3 months		3-12 months		1-5 years		Over 5 years		Total
	(In millions of Korean won)
Financial assets
Cash and due from financial institutions(3)	(Won)	2,546,135	(Won)	242,203	(Won)	133,496	(Won)	20,576	(Won)	21,072	(Won)	26,609	(Won)	2,990,091
Financial assets held for trading(1)		4,591,962		—		—		—		—		—		4,591,962
Financial assets designated at fair value through profit or loss		529		—		—		—		—		—		529
Derivatives held for trading(1)		3,276,856		—		—		—		—		—		3,276,856
Derivatives held for fair value hedging(5)		—		6,473		11,270		49,044		161,221		308,786		536,794
Loans		—		15,707,376		27,727,088		73,653,725		57,049,366		59,220,790		233,358,345
Available-for-sale financial assets(2)		2,563,446		1,449,530		1,951,579		4,463,298		10,878,429		4,385,169		25,691,451
Held-to-maturity financial assets		—		71,544		272,627		3,217,797		8,848,430		3,183,318		15,593,716
Other financial assets		118,175		3,823,242		29,652		1,569,283		11,275		16,061		5,567,688

Total	(Won)	13,097,103	(Won)	21,300,368	(Won)	30,125,712	(Won)	82,973,723	(Won)	76,969,793	(Won)	67,140,733	(Won)	291,607,432

Financial liabilities
Financial liabilities held for trading(1)	(Won)	1,364,223	(Won)	—	(Won)	—	(Won)	—	(Won)	—	(Won)	—	(Won)	1,364,223
Derivatives held for trading(1)		2,858,001		—		—		—		—		—		2,858,001
Derivatives held for fair value hedging(5)		—		(1,876)		27,455		21,989		183,428		171,522		402,518
Deposits(4)		56,652,648		20,025,512		24,562,210		65,538,782		8,513,583		1,255,647		176,548,382
Debts		148,763		4,291,469		2,352,882		4,089,531		2,948,840		489,709		14,321,194
Debentures		30,340		1,821,973		1,161,168		14,312,768		22,888,880		5,398,983		45,614,112
Other financial liabilities		(493)		6,119,637		27,853		37,576		272,697		4,445		6,461,715

Total	(Won)	61,053,482	(Won)	32,256,715	(Won)	28,131,568	(Won)	84,000,646	(Won)	34,807,428	(Won)	7,320,306	(Won)	247,570,145

Off-balance sheet items
Commitments(6)	(Won)	84,589,688	(Won)	—	(Won)	—	(Won)	199,000	(Won)	597,200	(Won)	—	(Won)	85,385,888
Financial guarantee contracts(7)		893,858		—		521,500		—		—		—		1,415,358

Total	(Won)	85,483,546	(Won)	—	(Won)	521,500	(Won)	199,000	(Won)	597,200	(Won)	—	(Won)	86,801,246

	As of December 31, 2010
	On demand		Up to 1 month		1-3 months		3-12 months		1-5 years		Over 5 years		Total
	(In millions of Korean won)
Financial assets
Cash and due from financial institutions(3)	(Won)	2,998,097	(Won)	240,656	(Won)	82,606	(Won)	73,760	(Won)	—	(Won)	78,532	(Won)	3,473,651
Financial assets held for trading(1)		3,967,762		—		—		—		—		—		3,967,762
Financial assets designated at fair value through profit or loss		45,551		—		—		—		—		—		45,551
Derivatives held for trading(1)		2,389,891		—		—		—		—		—		2,389,891
Derivatives held for fair value hedging(5)		—		9,165		4,301		66,925		224,174		337,262		641,827
Loans		11,423		16,797,877		27,686,564		76,657,226		50,411,935		66,620,433		238,185,458
Available-for-sale financial assets(2)		2,927,213		623,348		1,188,703		4,601,559		11,454,171		4,351,690		25,146,684
Held-to-maturity financial assets		—		316,676		619,535		1,416,788		10,592,067		3,667,992		16,613,058
Other financial assets		111,976		3,681, 036		32,524		1,570, 164		20,175		15,576		5,431,451

Total	(Won)	12,451,913	(Won)	21,668,758	(Won)	29,614,233	(Won)	84,386,422	(Won)	72,702,522	(Won)	75,071,485	(Won)	295,895,333

Financial liabilities
Financial liabilities held for trading(1)	(Won)	1,294,859	(Won)	—	(Won)	—	(Won)	—	(Won)	—	(Won)	—	(Won)	1,294,859
Derivatives held for trading(1)		1,996,621		—		—		—		—		—		1,996,621
Derivatives held for fair value hedging(5)		—		25,955		279		(35,506)		49,263		(107,610)		(67,619)
Deposits(4)		60,939,002		17,017,659		25,225,497		73,482,450		8,175,752		858,262		185,698,622
Debts		176,300		2,667,302		2,500,817		4,220,247		2,489,003		69,265		12,122,934
Debentures		51,524		1,484,274		1,227,886		9,539,022		16,477,876		5,405,493		34,186,075
Other financial liabilities		—		4,868,301		41,005		35,365		245,210		119,416		5,309,297

Total	(Won)	64,458,306	(Won)	26,063,491	(Won)	28,995,484	(Won)	87,241,578	(Won)	27,437,104	(Won)	6,344,826	(Won)	240,540,789

Off-balance sheet items
Commitments(6)	(Won)	87,178,408	(Won)	—	(Won)	112,000	(Won)	267,000	(Won)	180,950	(Won)	—	(Won)	87,738,358
Financial guarantee contracts(7)		757,637		—		396,050		—		—		—		1,153,687

Total	(Won)	87,936,045	(Won)	—	(Won)	508,050	(Won)	267,000	(Won)	180,950	(Won)	—	(Won)	88,892,045

	As of December 31, 2011
	On demand		Up to 1 month		1-3 months		3-12 months		1-5 years		Over 5 years		Total
	(In millions of Korean won)
Financial assets
Cash and due from financial institutions(3)	(Won)	4,453,019	(Won)	303,624	(Won)	76,508	(Won)	89,831	(Won)	4	(Won)	119,097	(Won)	5,042,083
Financial assets held for trading(1)		5,617,257		—		—		—		—		—		5,617,257
Financial assets designated at fair value through profit or loss		134,160		—		1,989		89,395		483,303		—		708,847
Derivatives held for trading(1)		2,220,314		—		—		—		—		—		2,220,314
Derivatives held for fair value hedging(5)		—		9,502		(4,709)		28,399		148,990		346,779		528,961
Loans		97,595		22,337,365		27,042,768		76,893,033		56,899,525		79,060,029		262,330,315
Available-for-sale financial assets(2)		2,240,727		1,408,252		2,604,981		4,785,474		10,153,262		4,012,911		25,205,607
Held-to-maturity financial assets		—		198,914		611,115		2,227,089		9,397,778		2,854,547		15,289,443
Other financial assets		16,079		3,933,496		2,253		1,569,281		14,548		11,487		5,547,144

Total	(Won)	14,779,151	(Won)	28,191,153	(Won)	30,334,905	(Won)	85,682,502	(Won)	77,097,410	(Won)	86,404,850	(Won)	322,489,971

Financial liabilities
Financial liabilities held for trading(1)	(Won)	550,873	(Won)	—	(Won)	—	(Won)	—	(Won)	—	(Won)	—	(Won)	550,873
Financial liabilities designated at fair value through profit or loss		—		—		99,894		148,688		588,624		—		837,206
Derivatives held for trading(1)		1,905,343		—		—		—		—		—		1,905,343
Derivatives held for fair value hedging(5)		—		(378)		28,613		(1,427)		129,600		6,744		163,152
Deposits(4)		62,496,734		19,301,815		27,509,188		77,736,839		8,954,242		509,831		196,508,649
Debts		365,944		2,433,558		3,377,097		7,222,927		3,278,067		605,826		17,283,419
Debentures		24,260		4,098,529		1,516,938		6,220,672		15,047,649		4,737,050		31,645,098
Other financial liabilities		—		5,488,548		20,474		24,245		187,882		122,718		5,843,867

Total	(Won)	65,343,154	(Won)	31,322,072	(Won)	32,552,204	(Won)	91,351,944	(Won)	28,186,064	(Won)	5,982,169	(Won)	254,737,607

Off-balance sheet items
Commitments(6)	(Won)	91,196,792	(Won)	—	(Won)	75,000	(Won)	267,000	(Won)	205,150	(Won)	—	(Won)	91,743,942
Financial guarantee contracts(7)		794,167		—		151,000		—		—		—		945,167

Total	(Won)	91,990,959	(Won)	—	(Won)	226,000	(Won)	267,000	(Won)	205,150	(Won)	—	(Won)	92,689,109

(1)

Financial instruments held for trading, and derivatives held for trading are not managed by contractual maturity because they are held for trading or redemption before maturity. Therefore they are included in the ‘On demand’ category.

(2)

Equity investments in financial assets classified as available-for-sale are generally included in the ‘On demand’ category because most of them are available for sale at anytime. However, in the case of equity investments restricted for sale, they are classified in the maturity section to which the end of restriction period belongs.

(3)

The amounts of (Won)6,113,735 million, (Won)3,361,294 million and (Won)4,177,347 million which are restricted amounts due from the financial institutions as of January 1, 2010, December 31, 2010 and 2011, and are excluded.

(4)	Deposits that are contractually repayable on demand or on short notice are classified as ‘On demand’ category.
(5)	Cash flows of derivative instruments held for fair value hedging are measured by net amount of cash inflows and outflows.
(6)	Unused lines of credit within commitments are included in the ‘On demand’ category because it can be required to pay upon request.
(7)	The financial guarantee contracts are included in the maturity section containing the earliest date when the contracts are excisable.

The contractual cash flows of derivatives held for cash flow hedging as of December 31, 2011, are as follows:

	As of December 31, 2011
	Up to 1 month		1-3 months		3-12 months		1-5 years		Over 5 years		Total
	(In millions of Korean won)
To be received	(Won)	1,139	(Won)	2,864	(Won)	11,690	(Won)	371,807	(Won)	—	(Won)	387,500
To be paid		1,446		3,380		14,160		354,042		—		373,028

Meanwhile, there were no derivatives designated as cash flow hedging instruments as of January 1, 2010, or December 31, 2010.

4.4 Market risk

4.4.1 Overview of market risk

Definition of market risk

Market risk is the risk of possible losses which arise from changes in market factors, such as interest rate, stock price, foreign exchange rate, commodity value and other market factors that affect the fair value or future cash flows of financial instruments, such as securities, derivatives, amongst others. The most significant risks associated with trading positions are interest rate risks, and other risks are stock price risks and currency risks. In addition, the Group is exposed to interest rate risks associated with non-trading positions. The Group classifies exposures to market risk into either trading or non-trading positions. The Group measures and manages market risk separately for each subsidiary in the Group.

Market risk management group

The Group sets economic capital limits for market risk and interest rate risk and monitors the risks to manage the risk of trading and non-trading positions. The Group maintains risk management systems and procedures, such as trading policies and procedures, and market risk management guidelines for trading positions, and interest rate risk management guidelines for non-trading positions in order to manage market risk efficiently. The procedures mentioned are implemented with approval from the Risk Management Committee and Risk Management Council.

As the main subsidiary, Kookmin Bank establishes market risk management policy, sets position limits, loss limit and VAR limits of each business group and approves newly developed derivative instruments, by its Risk Management Council. The Risk Management Council has delegated the responsibility for market risk management of individual business department to the Market Risk Management Committee which is chaired by a CRO (Chief Risk Officer). The Market Risk Management Committee sets VaR limits, position limits, loss limits, scenario loss limits and sensitivity limits for each department of divisions, at the level of individual business department.

The ALCO of Kookmin Bank determines operational standards of interest and commission, revises ALM (Asset Liability Management) risk management guidelines, interest rate and commission guidelines and monitors establishment and enforcement of ALM risk management policies. The interest rate risk limit is set based on the future assets/liabilities position and interest rate volatility estimated reflecting the annual work plan. The financial management department and risk management department measure and monitor the interest risk status and limits on a regular basis. The status and limits of interest rate risks such as interest rate gap, duration gap and sensitivity are reported to the ALCO on a monthly basis and to the Risk Management Council on a quarterly basis. The responsibility of ALM control is delegated to the Risk Management Department to ensure adequacy on interest rate and liquidity risk management. The Risk Management Department monitors and reviews risk management procedures and tasks conducted by the Financial Management Department, and reports related information to management independently.

4.4.2 Trading Position

Definition of trading position

Trading positions subject to market risk management are defined under the Trading Policy and Guideline, and basic requirements are as follows:

•	The trading position is not restricted for sale, is measured daily at fair value, and its significant inherent risks is able to be hedged in the market.

•	The criteria for classification as a trading position are clearly defined in the Trading Policy and Guideline, and separately managed by the trading department.

•	The trading position is operated in accordance with the documented trading strategy and managed through position limits.

•	The operating department or professional dealers have an authority to enforce a deal on the trading position within predetermined limits without pre-approval.

The trading position is reported periodically to management for the purpose of the Group’s risk management.

Observation method on market risk arising from trading positions

The Group calculates VaR to measure the market risk by using market risk management systems on the entire trading portfolio. Generally, the Group manages market risk on the trading portfolio. In addition, the Group controls and manages the risk of derivative trading based on the regulations and guidelines formulated by the Financial Supervisory Service.

VaR (Value at Risk)

i. VaR (Value at Risk)

A key measure of market risk is the daily Value at Risk (VaR). The daily VaR is a statistically estimated maximum amount of loss that could occur in one day under normal distribution of financial variables. The Group calculates VaR using the equal-weighted average method based on historical changes in market rates, prices and volatilities over the previous 550 business days and measures VaR at a 99% single tail confidence level. This means the actual amount of loss may exceed the VaR, on average, once out of 100 business days.

VaR is a commonly used market risk measurement technique. However, the method has some shortcomings. VaR estimates possible losses over a certain period at a particular confidence level using past market movement data. Past market movement, however, is not necessarily a good indicator of future events, as there may be conditions and circumstances in the future that the model does not anticipate. As a result, the timing and magnitude of the actual losses can be different depending on the assumptions made at the time of calculation. In addition, the time periods used for the model, generally one or ten days, are assumed to be a sufficient holding period before liquidating the relevant underlying positions. If these holding periods are not sufficient, or too long, the VaR results may understate or overstate the potential loss.

The Group uses an internal model (VaR) to measure general risk, and a standard method to measure each individual risk. Also, general and individual risks in some positions included in the consolidated financial statements in adoption of IFRS, are measured using a standard method. Therefore, the market risk VaR may not reflect the market risk of each individual risks and some positions.

ii. Back-Testing

Back-testing is conducted on a daily basis to validate the adequacy of the market risk model. In back-testing, the Group compares both the actual and hypothetical profit and loss with the VaR calculations.

iii. Stress Testing

The stress testing is carried out to analyze the abnormal market situations relating to the trading and available-for-sale portfolio. It reflects interest rate, stock price, foreign exchange rate, implied volatility of derivatives and other risk factors that have significant influence on the value of the portfolio. The Group mainly uses an historical scenario tool and also uses a hypothetical scenario tool for the analysis of abnormal market situations. Stress testing is performed at least once every quarter.

VaR at a 99% confidence level of interest rate, stock price and foreign exchange rate risk for trading positions with a one-day holding period by subsidiary as of January 1, 2010, and as of and for the years ended December 31, 2010 and 2011, are as follows:

Kookmin Bank

	As of January 1, 2010		As of and for the Year Ended December 31, 2010
	Beginning		Average		Minimum		Maximum		Ending
	(In millions of Korean won)
Interest rate risk	(Won)	6,135	(Won)	4,249	(Won)	2,076	(Won)	6,317	(Won)	3,598
Stock price risk		2,760		1,591		103		4,246		125
Foreign exchange rate risk		5,835		5,276		441		13,391		5,200
Deduction of diversification effect		(7,555)								(3,348)

Total VaR	(Won)	7,175	(Won)	6,411	(Won)	3,230	(Won)	12,480	(Won)	5,575

	As of and for the Year Ended December 31, 2011
	Average		Minimum		Maximum		Ending
	(In millions of Korean won)
Interest rate risk	(Won)	2,537	(Won)	1,430	(Won)	4,019	(Won)	1,866
Stock price risk		725		86		2,569		1,161
Foreign exchange rate risk		6,464		4,187		12,610		4,882
Deduction of diversification effect								(3,141)

Total VaR	(Won)	6,206	(Won)	4,000	(Won)	11,992	(Won)	4,768

KB Investment & Securities Co., Ltd.

	As of January 1, 2010		As of and for the Year Ended December 31, 2010
	Beginning		Average		Minimum		Maximum		Ending
	(In millions of Korean won)
Interest rate risk	(Won)	1,048	(Won)	980	(Won)	307	(Won)	2,152	(Won)	491
Stock price risk		653		608		281		1,817		794
Foreign exchange rate risk		80		64		2		208		2
Deduction of diversification effect		(511)								(297)

Total VaR	(Won)	1,270	(Won)	1,174	(Won)	488	(Won)	2,172	(Won)	990

	As of and for the Year Ended December 31, 2011
	Average		Minimum		Maximum		Ending
	(In millions of Korean won)
Interest rate risk	(Won)	410	(Won)	131	(Won)	1,046	(Won)	413
Stock price risk		659		350		1,643		444
Foreign exchange rate risk		161		15		586		57
Deduction of diversification effect								(329)

Total VaR	(Won)	819	(Won)	381	(Won)	1,885	(Won)	585

KB Life Insurance Co., Ltd.

	As of January 1, 2010		As of and for the Year Ended December 31, 2010
	Beginning		Average		Minimum		Maximum		Ending
	(In millions of Korean won)
Interest rate risk	(Won)	75	(Won)	21	(Won)	6	(Won)	77	(Won)	32
Deduction of diversification effect		(5)								—

Total VaR	(Won)	70	(Won)	21	(Won)	6	(Won)	72	(Won)	32

	As of and for the Year Ended December 31, 2011
	Average		Minimum		Maximum		Ending
	(In millions of Korean won)
Interest rate risk	(Won)	23	(Won)	10	(Won)	53	(Won)	12
Deduction of diversification effect								—

Total VaR	(Won)	23	(Won)	10	(Won)	53	(Won)	12

KB Investment Co., Ltd.

	As of January 1, 2010		As of and for the Year Ended December 31, 2010
	Beginning		Average		Minimum		Maximum		Ending
	(In millions of Korean won)
Foreign exchange rate risk	(Won)	65	(Won)	49	(Won)	—	(Won)	71	(Won)	29
Deduction of diversification effect		—								—

Total VaR	(Won)	65	(Won)	49	(Won)	—	(Won)	71	(Won)	29

	As of and for the Year Ended December 31, 2011
	Average		Minimum		Maximum		Ending
	(In millions of Korean won)
Foreign exchange rate risk	(Won)	31	(Won)	26	(Won)	52	(Won)	28
Deduction of diversification effect								—

Total VaR	(Won)	31	(Won)	26	(Won)	52	(Won)	28

Meanwhile, the required equity capital using the standardized method related to the positions which are not measured by VaR as of January 1, 2010, and December 31, 2010 and 2011, are as follows:

Kookmin Bank

	As of January 1,		As of December 31,
	2010		2010		2011
	(In millions of Korean won)
Interest rate risk	(Won)	1,789	(Won)	26,928	(Won)	23,602
Stock price risk		163		—		21,220
Foreign exchange rate risk		6,839		9,266		9,561
Commodity value risk		697		—		—

Total	(Won)	9,488	(Won)	36,194	(Won)	54,383

KB Investment & Securities Co., Ltd.

	As of January 1,		As of December 31,
	2010		2010		2011
	(In millions of Korean won)
Interest rate risk	(Won)	5,775	(Won)	3,528	(Won)	3,911
Stock price risk		4,533		9,353		10,212

Total	(Won)	10,308	(Won)	12,881	(Won)	14,123

Details of risk factors

i. Interest rate risk

Trading position interest rate risk usually arises from debt securities denominated in Korean won. The Group’s trading strategy is to benefit from short-term movements in the prices of debt securities arising from changes in interest rates. The Group manages interest rate risk on trading positions using market value-based tools such as VaR and sensitivity analysis (Price Value of a Basis Point: PVBP).

ii. Stock price risk

Stock price risk only arises from trading securities denominated in Korean won as the Group does not have any trading exposure to shares denominated in foreign currencies. The trading securities portfolio in Korean won are composed of exchange-traded stocks and derivative instruments linked to stock with strict limits on diversification.

iii. Foreign exchange rate risk

Foreign exchange rate risk arises from holding assets and liabilities denominated in foreign currency. Net foreign currency exposure mostly occurs from the foreign assets and liabilities which denominated in US dollars and Kazakhstan Tenge, and the remainder in Japanese Yen or Euro. The Group sets both loss limits and net foreign currency exposure limits and manages comprehensive net foreign exchange exposures which consider both trading and non-trading portfolios.

iv. Commodity risk

The Group is exposed to other price risk (other than those arising from interest rate, stock price or currency risk) while holding commodity derivatives. Those underlying assets are metal and precious metal, and the Group makes back-to-back hedge contracts in order to mitigate changes in the price risks.

4.4.3 Non-trading position

Definition of non-trading position

The most critical market risk that arises in non-trading portfolios is interest rate risk. Interest rate risk occurs due to mismatches on maturities and interest rate change periods between interest sensitive assets and liabilities. The Group measures interest rate risk arising from assets and liabilities denominated in Korean won and foreign currencies including derivative financial instruments held for hedging. Most interest-bearing assets and interest-bearing liabilities are denominated in Korean won. Most foreign currency assets and liabilities are denominated in US Dollars and the remainder in Japanese Yen or Euro.

Observation method on market risk arising from non-trading position

The main objective of interest rate risk management is to generate stable net interest income and to protect asset values against interest rate fluctuations. The Group manages the risk through interest rate gap analysis on interest rate maturities between interest-bearing assets and interest-bearing liabilities and measuring interest rate VaR.

Disclosure of results from each observation method

i. Interest rate gap analysis

Interest rate gap analysis is based on interest rates repricing maturities of interest-bearing assets and interest-bearing liabilities. It measures expected changes in net interest income by calculating the difference in the amounts of interest-bearing assets and interest-bearing liabilities at each maturity. The Group conducts interest gap analysis on assets denominated in Korean won and foreign currencies on a monthly basis. However, where there is no maturity of a particular instrument, then a maturity date is set according to liquidity risk management guidelines.

The results of the interest rate gap analysis by subsidiary as of January 1, 2010, and December 31, 2010 and 2011, are as follows:

Kookmin Bank

	As of January 1, 2010
	Up to 3 months		3~6 months		6~12 months		1~3 years		Over 3 years		Total
	(In millions of Korean won)
Interest-bearing assets in Korean won	(Won)	145,771,663	(Won)	34,801,525	(Won)	13,966,699	(Won)	13,185,559	(Won)	8,646,144	(Won)	216,371,590
Interest-bearing liabilities in Korean won		88,681,486		21,841,990		49,296,794		33,427,544		17,339,782		210,587,596

Gap	(Won)	57,090,177	(Won)	12,959,535	(Won)	(35,330,095)	(Won)	(20,241,985)	(Won)	(8,693,638)	(Won)	5,783,994

Accumulated gap		57,090,177		70,049,712		34,719,617		14,477,632		5,783,994

Percentage (%)		26.39		32.37		16.05		6.69		2.67

Interest-bearing assets in foreign currencies	(Won)	9,992,036	(Won)	1,834,697	(Won)	429,739	(Won)	546,220	(Won)	295,567	(Won)	13,098,259
Interest-bearing liabilities in foreign currencies		10,537,990		3,397,664		778,358		146,509		11,485		14,872,006

Gap	(Won)	(545,954)	(Won)	(1,562,967)	(Won)	(348,619)	(Won)	399,711	(Won)	284,082	(Won)	(1,773,747)

Accumulated gap		(545,954)		(2,108,921)		(2,457,540)		(2,057,829)		(1,773,747)

Percentage (%)		(4.17)		(16.10)		(18.76)		(15.71)		(13.54)

	As of December 31, 2010
	Up to 3 months		3~6 months		6~12 months		1~3 years		Over 3 years		Total
	(In millions of Korean won)
Interest-bearing assets in Korean won	(Won)	126,798,255	(Won)	47,423,485	(Won)	16,872,833	(Won)	16,985,016	(Won)	10,142,869	(Won)	218,222,458
Interest-bearing liabilities in Korean won		87,674,549		19,796,003		49,701,076		34,481,647		18,327,894		209,981,169

Gap	(Won)	39,123,706	(Won)	27,627,482	(Won)	(32,828,243)	(Won)	(17,496,631)	(Won)	(8,185,025)	(Won)	8,241,289

Accumulated gap		39,123,706		66,751,188		33,922,945		16,426,314		8,241,289

Percentage (%)		17.93		30.59		15.55		7.53		3.78

Interest-bearing assets in foreign currencies	(Won)	9,667,247	(Won)	1,846,761	(Won)	696,691	(Won)	662,499	(Won)	395,968	(Won)	13,269,166
Interest-bearing liabilities in foreign currencies		8,077,254		2,985,220		934,304		1,099,965		—		13,096,743

Gap	(Won)	1,589,993	(Won)	(1,138,459)	(Won)	(237,613)	(Won)	(437,466)	(Won)	395,968	(Won)	172,423

Accumulated gap		1,589,993		451,534		213,921		(223,545)		172,423

Percentage (%)		11.98		3.40		1.61		(1.68)		1.30

	As of December 31, 2011
	Up to 3 months		3~6 months		6~12 months		1~3 years		Over 3 years		Total
	(In millions of Korean won)
Interest-bearing assets in Korean won	(Won)	109,769,309	(Won)	53,264,820	(Won)	26,293,288	(Won)	16,619,523	(Won)	9,309,082	(Won)	215,256,022
Interest-bearing liabilities in Korean won		91,469,293		30,487,095		54,100,542		20,867,820		13,169,891		210,094,641

Gap	(Won)	18,300,016	(Won)	22,777,725	(Won)	(27,807,254)	(Won)	(4,248,297)	(Won)	(3,860,809)	(Won)	5,161,381

Accumulated gap		18,300,016		41,077,741		13,270,487		9,022,190		5,161,381

Percentage (%)		8.50		19.08		6.16		4.19		2.40

Interest-bearing assets in foreign currencies	(Won)	13,009,331	(Won)	2,081,836	(Won)	1,015,797	(Won)	899,201	(Won)	139,646	(Won)	17,145,811
Interest-bearing liabilities in foreign currencies		11,246,216		3,871,630		2,151,126		205,522		46,132		17,520,626

Gap	(Won)	1,763,115	(Won)	(1,789,794)	(Won)	(1,135,329)	(Won)	693,679	(Won)	9 3,514	(Won)	(374,815)

Accumulated gap		1,763,115		(26,679)		(1,162,008)		(468,329)		(374,815)

Percentage (%)		10.28		(0.16)		(6.78)		(2.73)		(2.19)

KB Kookmin Card Co., Ltd.

	As of December 31, 2011
	Up to 3 months		3~6 months		6~12 months		1~3 years		Over 3 years		Total
	(In millions of Korean won)
Interest-bearing assets in Korean won	(Won)	3,057,388	(Won)	683,327	(Won)	884,063	(Won)	8,288,959	(Won)	7,125	(Won)	12,920,862
Interest-bearing liabilities in Korean won		1,811,500		860,000		2,530,000		3,052,800		1,170,000		9,424,300

Gap	(Won)	1,245,888	(Won)	(176,673)	(Won)	(1,645,937)	(Won)	5,236,159	(Won)	(1,162,875)	(Won)	3,496,562

Accumulated gap		1,245,888		1,069,215		(576,722)		4,659,437		3,496,562

Percentage (%)		9.64		8.28		(4.46)		36.06		27.06

KB Investment & Securities Co., Ltd.

	As of January 1, 2010
	Up to 3 months		3~6 months		6~12 months		1~3 years		Over 3 years		Total
	(In millions of Korean won)
Interest-bearing assets in Korean won	(Won)	304,088	(Won)	20,000	(Won)	33,016	(Won)	5,200	(Won)	987	(Won)	363,291
Interest-bearing liabilities in Korean won		276,598		—		20,000		99,276		100,000		495,874

Gap	(Won)	27,490	(Won)	20,000	(Won)	13,016	(Won)	(94,076)	(Won)	(99,013)	(Won)	(132,583)

Accumulated gap		27,490		47,490		60,506		(33,570)		(132,583)

Percentage (%)		7.57		13.07		16.65		(9.24)		(36.49)

Interest-bearing assets in foreign currencies	(Won)	245	(Won)	—	(Won)	—	(Won)	—	(Won)	—	(Won)	245
Interest-bearing liabilities in foreign currencies		—		—		—		—		—		—

Gap	(Won)	245	(Won)	—	(Won)	—	(Won)	—	(Won)	—	(Won)	245

Accumulated gap		245		245		245		245		245

Percentage (%)		100.00		100.00		100.00		100.00		100.00

	As of December 31, 2010
	Up to 3 months		3~6 months		6~12 months		1~3 years		Over 3 years		Total
	(In millions of Korean won)
Interest-bearing assets in Korean won	(Won)	477,433	(Won)	5,000	(Won)	20,000	(Won)	—	(Won)	1,234	(Won)	503,667
Interest-bearing liabilities in Korean won		400,069		—		—		99,276		100,000		599,345

Gap	(Won)	77,364	(Won)	5,000	(Won)	20,000	(Won)	(99,276)	(Won)	(98,766)	(Won)	(95,678)

Accumulated gap		77,364		82,364		102,364		3,088		(95,678)

Percentage (%)		15.36		16.35		20.32		0.61		(19.00)

	As of December 31, 2011
	Up to 3 months		3~6 months		6~12 months		1~3 years		Over 3 years		Total
	(In millions of Korean won)
Interest-bearing assets in Korean won	(Won)	599,877	(Won)	103,522	(Won)	108,031	(Won)	10,002	(Won)	2,517	(Won)	823,949
Interest-bearing liabilities in Korean won		482,001		70,000		—		49,470		—		601,471

Gap	(Won)	117,876	(Won)	33,522	(Won)	108,031	(Won)	(39,468)	(Won)	2,517	(Won)	222,478

Accumulated gap		117,876		151,398		259,429		219,961		222,478

Percentage (%)		14.31		18.37		31.49		26.70		27.00

Interest-bearing assets in foreign currencies	(Won)	2,068	(Won)	—	(Won)	—	(Won)	—	(Won)	—	(Won)	2,068
Interest-bearing liabilities in foreign currencies		—		—		—		—		—		—

Gap	(Won)	2,068	(Won)	—	(Won)	—	(Won)	—	(Won)	—	(Won)	2,068

Accumulated gap		2,068		2,068		2,068		2,068		2,068

Percentage (%)		100.00		100.00		100.00		100.00		100.00

KB Life Insurance Co., Ltd.

	As of January 1, 2010
	Up to 3 months		3~6 months		6~12 months		1~3 years		Over 3 years		Total
	(In millions of Korean won)
Interest-bearing assets in Korean won	(Won)	72,732	(Won)	155,226	(Won)	152,597	(Won)	398,147	(Won)	1,234,801	(Won)	2,013,503
Interest-bearing liabilities in Korean won		39,080		1,418,690		29,671		41,572		518,502		2,047,515

Gap	(Won)	33,652	(Won)	(1,263,464)	(Won)	122,926	(Won)	356,575	(Won)	716,299	(Won)	(34,012)

Accumulated gap		33,652		(1,229,812)		(1,106,886)		(750,311)		(34,012)

Percentage (%)		1.67		(61.08)		(54.97)		(37.26)		(1.69)

	As of December 31, 2010
	Up to 3 months		3~6 months		6~12 months		1~3 years		Over 3 years		Total
	(In millions of Korean won)
Interest-bearing assets in Korean won	(Won)	10,320	(Won)	195,855	(Won)	267,798	(Won)	615,120	(Won)	1,702,990	(Won)	2,792,083
Interest-bearing liabilities in Korean won		39,000		542,800		1,663,500		39,700		571,500		2,856,500

Gap	(Won)	(28,680)	(Won)	(346,945)	(Won)	(1,395,702)	(Won)	575,420	(Won)	1,131,490	(Won)	(64,417)

Accumulated gap		(28,680)		(375,625)		(1,771,327)		(1,195,907)		(64,417)

Percentage (%)		(1.03)		(13.45)		(63.44)		(42.83)		(2.31)

	As of December 31, 2011
	Up to 3 months		3~6 months		6~12 months		1~3 years		Over 3 years		Total
	(In millions of Korean won)
Interest-bearing assets in Korean won	(Won)	228,597	(Won)	137,620	(Won)	386,143	(Won)	820,641	(Won)	1,917,627	(Won)	3,490,628
Interest-bearing liabilities in Korean won		60,048		45,817		2,853,620		29,087		541,782		3,530,354

Gap	(Won)	168,549	(Won)	91,803	(Won)	(2,467,477)	(Won)	791,554	(Won)	1,375,845	(Won)	(39,726)

Accumulated gap		168,549		260,352		(2,207,125)		(1,415,571)		(39,726)

Percentage (%)		4.83		7.46		(63.23)		(40.55)		(1.14)

KB Futures Co., Ltd.

	As of January 1, 2010
	Up to 3 months		3~6 months		6~12 months		1~3 years		Over 3 years		Total
	(In millions of Korean won)
Interest-bearing assets in Korean won	(Won)	171,903	(Won)	9,016	(Won)	—	(Won)	4,964	(Won)	2,878	(Won)	188,761
Interest-bearing liabilities in Korean won		161,634		—		—		—		—		161,634

Gap	(Won)	10,269	(Won)	9,016	(Won)	—	(Won)	4,964	(Won)	2,878	(Won)	27,127

Accumulated gap		10,269		19,285		19,285		24,249		27,127

Percentage (%)		5.44		10.22		10.22		12.85		14.37

Interest-bearing assets in foreign currencies	(Won)	19,574	(Won)	—	(Won)	—	(Won)	—	(Won)	—	(Won)	19,574
Interest-bearing liabilities in foreign currencies		18,599		—		—		—		—		18,599

Gap	(Won)	975	(Won)	—	(Won)	—	(Won)	—	(Won)	—	(Won)	975

Accumulated gap		975		975		975		975		975

Percentage (%)		4.98		4.98		4.98		4.98		4.98

	As of December 31, 2010
	Up to 3 months		3~6 months		6~12 months		1~3 years		Over 3 years		Total
	(In millions of Korean won)
Interest-bearing assets in Korean won	(Won)	136,511	(Won)	9,944	(Won)	—	(Won)	—	(Won)	2,738	(Won)	149,193
Interest-bearing liabilities in Korean won		118,013		—		—		—		—		118,013

Gap	(Won)	18,498	(Won)	9,944	(Won)	—	(Won)	—	(Won)	2,738	(Won)	31,180

Accumulated gap		18,498		28,442		28,442		28,442		31,180

Percentage (%)		12.40		19.06		19.06		19.06		20.90

Interest-bearing assets in foreign currencies	(Won)	14,025	(Won)	—	(Won)	—	(Won)	—	(Won)	—	(Won)	14,025
Interest-bearing liabilities in foreign currencies		12,904		—		—		—		—		12,904

Gap	(Won)	1,121	(Won)	—	(Won)	—	(Won)	—	(Won)	—	(Won)	1,121

Accumulated gap		1,121		1,121		1,121		1,121		1,121

Percentage (%)		7.99		7.99		7.99		7.99		7.99

ii. Interest Rate VaR

Interest rate VaR is the maximum possible loss due to interest rate risk under a normal distribution at a 99.94% confidence level. The measurement results of risk as of January 1, 2010, and December 31, 2010 and 2011, are as follows:

	As of January 1,		As of December 31,
	2010		2010		2011
	(In millions of Korean won)
Kookmin Bank	(Won)	2,126,748	(Won)	1,867,038	(Won)	847,865
KB Kookmin Card Co., Ltd		—		—		124,681
KB Investment & Securities Co., Ltd		3,461		2,555		8,213
KB Life Insurance Co., Ltd		68,779		107,350		127,328
KB Futures Co., Ltd		570		425		—

4.4.4 Financial instruments in foreign currencies

Financial instruments in foreign currencies as of January 1, 2010, and December 31, 2010 and 2011, are as follows:

	As of January 1, 2010
	USD		JPY		EUR		GBP		CNY		Others		Total
	(In millions of Korean won)
Financial assets
Cash and due from financial institutions	(Won)	681,449	(Won)	83,973	(Won)	69,585	(Won)	7,794	(Won)	11,697	(Won)	52,932	(Won)	907,430
Financial assets designated at fair value through profit or loss		529		—		—		—		—		—		529
Derivatives held for trading		67,428		294		664		—		—		—		68,386
Derivatives held for hedging		976		—		—		—		—		—		976
Loans		7,356,674		2,230,296		605,111		23,553		—		204,174		10,419,808
Available-for-sale financial assets		1,405,998		106,489		99,310		1,470		—		1,630		1,614,897
Held-to-maturity financial assets		6,672		—		—		—		—		—		6,672
Other financial assets		1,440,547		296,447		151,593		3,004		—		47,082		1,938,673

Total financial assets	(Won)	10,960,273	(Won)	2,717,499	(Won)	926,263	(Won)	35,821	(Won)	11,697	(Won)	305,818	(Won)	14,957,371

Financial liabilities
Derivatives held for trading	(Won)	358,766	(Won)	259	(Won)	3,492	(Won)	—	(Won)	—	(Won)	43,085	(Won)	405,602
Deposits		2,897,094		320,938		199,345		15,062		—		192,763		3,625,202
Debts		3,233,778		1,288,261		2,053,269		73,832		—		344,988		6,994,128
Debentures		3,098,025		901,185		599,116		—		—		109,347		4,707,673
Other financial liabilities		1,210,332		129,000		183,954		56,395		—		35,252		1,614,933

Total financial liabilities	(Won)	10,797,995	(Won)	2,639,643	(Won)	3,039,176	(Won)	145,289	(Won)	—	(Won)	725,435	(Won)	17,347,538

Off-balance sheet items	(Won)	129,077,140	(Won)	2,973,309	(Won)	8,968,186	(Won)	503,821	(Won)	9,314	(Won)	2,259,499	(Won)	143,791,269

	As of December 31, 2010
	USD		JPY		EUR		GBP		CNY		Others		Total
	(In millions of Korean won)
Financial assets
Cash and due from financial institutions	(Won)	615,441	(Won)	112,474	(Won)	63,029	(Won)	9,210	(Won)	13,647	(Won)	59,996	(Won)	873,797
Financial assets designated at fair value through profit or loss		139		—		—		—		—		—		139
Derivatives held for trading		74,064		—		631		—		—		—		74,695
Loans		7,509,125		2,549,529		630,402		17,595		—		270,953		10,977,604
Available-for-sale financial assets		1,310,058		48,343		19,273		1,359		—		1,694		1,380,727
Held-to-maturity financial assets		297		—		—		—		—		—		297
Other financial assets		688,988		49,642		182,249		53,083		—		47,258		1,021,220

Total financial assets	(Won)	10,198,112	(Won)	2,759,988	(Won)	895,584	(Won)	81,247	(Won)	13,647	(Won)	379,901	(Won)	14,328,479

Financial liabilities
Derivatives held for trading	(Won)	255,631	(Won)	—	(Won)	2,522	(Won)	—	(Won)	—	(Won)	—	(Won)	258,153
Deposits		1,924,129		569,837		172,955		12,236		2		168,916		2,848,075
Debts		4,027,395		1,331,826		1,066,213		67,447		—		147,947		6,640,828
Debentures		2,583,656		766,464		423,379		—		—		114,765		3,888,264
Other financial liabilities		879,186		113,992		38,907		2,203		28		130,954		1,165,270

Total financial liabilities	(Won)	9,669,997	(Won)	2,782,119	(Won)	1,703,976	(Won)	81,886	(Won)	30	(Won)	562,582	(Won)	14,800,590

Off-balance sheet items	(Won)	120,271,523	(Won)	2,290,339	(Won)	6,870,863	(Won)	441,330	(Won)	13,770	(Won)	1,231,799	(Won)	131,119,624

	As of December 31, 2011
	USD		JPY		EUR		GBP		CNY		Others		Total
	(In millions of Korean won)
Financial assets
Cash and due from financial institutions	(Won)	600,886	(Won)	112,395	(Won)	73,159	(Won)	12,571	(Won)	25,088	(Won)	72,379	(Won)	896,478
Derivatives held for trading		89,851		—		1,027		—		—		—		90,878
Derivatives held for hedging		37,669		—		—		—		—		—		37,669
Loans		11,129,173		2,589,314		753,075		46,149		215		220,212		14,738,138
Available-for-sale financial assets		1,101,434		59,900		18,546		782		—		1,595		1,182,257
Held-to-maturity financial assets		158		—		—		—		—		—		158
Other financial assets		1,178,711		227,508		147,019		3,732		—		105,358		1,662,328

Total financial assets	(Won)	14,137,882	(Won)	2,989,117	(Won)	992,826	(Won)	63,234	(Won)	25,303	(Won)	399,544	(Won)	18,607,906

Financial liabilities
Derivatives held for trading	(Won)	221,135	(Won)	—	(Won)	1,695	(Won)	—	(Won)	—	(Won)	—	(Won)	222,830
Derivatives held for hedging		34		—		—		—		—		—		34
Deposits		3,318,285		598,055		164,087		11,959		231		256,987		4,349,604
Debts		6,554,932		1,987,560		839,649		4,261		217		236,713		9,623,332
Debentures		2,728,700		816,320		335,169		—		—		68,843		3,949,032
Other financial liabilities		866,202		132,752		22,765		50,604		18		27,360		1,099,701

Total financial liabilities	(Won)	13,689,288	(Won)	3,534,687	(Won)	1,363,365	(Won)	66,824	(Won)	466	(Won)	589,903	(Won)	19,244,533

Off-balance sheet items	(Won)	125,595,251	(Won)	2,715,680	(Won)	3,082,112	(Won)	41,120	(Won)	10,772	(Won)	225,063	(Won)	131,669,998

4.5 Operational Risk

4.5.1 Concept

The Group defines operational risk broadly to include all financial and non financial risks that may arise from operating activities and could cause a negative effect on capital.

4.5.2 Risk management

The purpose of operational risk management is not only to comply with supervisory and regulatory requirements but also to promote a risk management culture, strengthen internal controls, innovate processes and provide timely feedback to management and employees. In addition, Kookmin Bank established Business Continuity Plans (BCP) to ensure critical business functions can be maintained, or restored, in the event of material disruptions arising from internal or external events. It has constructed replacement facilities as well as has carried out exercise drills for head office and IT departments to test its BCPs.

4.6. Capital Adequacy

The Group assesses its adequacy of capital by using the Internal Rating Based Approach (the ‘IRBA’). The assessment is conducted by comparing available capital (actual amount of available capital) and economic capital (amount of capital enough to cover all significant risks under the target credit rate set by the Group). The Group monitors the soundness of finance and provides a risk adjusted basis for performance review.

Economic Capital is the necessary capital to prevent the inability of payment due to unexpected loss in the future. The Group measures, allocates and monitors economic capital by risk type and subsidiaries.

The Risk Management Council of the Group determines the Group’s risk appetite and allocates economic capital by risk type and subsidiaries. Each subsidiary efficiently operates its capital within a range of allocated economic capital. The Risk Management Department of the Group monitors the limit on economic capital and reports the results to management and the Risk Management Council. The Group maintains the adequacy of capital through proactive review and approval of the Risk Management Committee when the economic capital is expected to exceed the limits due to new business or business expansion.

The Group is a financial holding company under the Financial Holding Companies Act. It must maintain a consolidated BIS ratio above 8% based on Basel I in accordance with the Supervisory Regulations and Detailed Supervisory Regulations on Financial Holding Companies.

The details of the Group’s consolidated BIS ratio as of January 1, 2010, and December 31, 2010 and 2011, are as follows:

	As of January 1,		As of December 31,
	2010(1)		2010(1)		2011
	(In millions of Korean won)
Equity Capital	(Won)	24,360,262	(Won)	23,948,343	(Won)	25,239,906
Tier I Capital		17,500,648		17,714,236		19,544,271
Tier II Capital		6,859,614		6,234,107		5,695,635
Risk-weighted assets		182,664,075		183,077,983		192,812,547
Credit risk		178,955,500		178,727,946		187,851,397
Market risk		3,708,575		4,350,037		4,961,150
Capital adequacy ratio (%)		13.34		13.08		13.09
Tier I Capital (%)		9.58		9.68		10.14
Tier II Capital (%)		3.76		3.40		2.95

(1)	Based on previous K-GAAP in accordance with Korean regulations.

5. Segment Information

5.1 Overall Segment Information and Business Segments

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision maker. As of December 31, 2011, the Group is organized into six major business segments: Corporate Banking, Retail Banking, Other Banking Service, Credit Card, Investment & Securities and Life Insurance. These business segments are determined based on the nature of the products and services provided, the type or class of customers, and the Group’s management organization.

Banking business	Corporate Banking	The Corporate Banking segment’s assets and liabilities are mainly with private and public enterprises. The activities within this segment include loans, overdrafts, deposits, other credit facilities and other foreign currency activities.

	Retail Banking	The Retail Banking segment’s assets and liabilities are mainly with individuals and households. This segment handles private customer current accounts, savings, deposits, consumer loans and mortgage loans.

	Other Banking Services	The Other Banking segment provides other services relating to banking business besides Corporate Banking services and Retail Banking services.

Credit Card business		The Credit Card segment’s assets and liabilities are mainly with individuals or corporate cardholders and card merchants, and it handles domestic as well as overseas credit and debit card operations.

Investment & Securities business		The Investment & Securities segment provides investment banking and brokerage services.

Life Insurance business		The Life Insurance segment provides life insurance and wealth management products.

Financial information by business segment for the year ended December 31, 2010, follows:

	Banking business
	Corporate Banking		Retail Banking		Other Banking Services		Credit Card		Investment & Securities		Life Insurance		Others(1)		Intra-group Adjustments		Total
	(In millions of Korean won)
Segment profits (losses) before income tax	(Won)	(888,123)	(Won)	582,190	(Won)	(654,957)	(Won)	1,010,203	(Won)	52,558	(Won)	23,510	(Won)	92,519	(Won)	(68,532)	(Won)	149,368
The following are included in the segment profits (losses):
Operating revenues from external customers	(Won)	2,362,913	(Won)	2,994,303	(Won)	637,061	(Won)	1,361,255	(Won)	138,042	(Won)	116,110	(Won)	16,299	(Won)	—	(Won)	7,625,983
Inter-segment operating revenues		(8,539)		—		(36,645)		—		(2,459)		(56,219)		126,250		(22,388)		—

Sub-total	(Won)	2,354,374	(Won)	2,994,303	(Won)	600,416	(Won)	1,361,255	(Won)	135,583	(Won)	59,891	(Won)	142,549	(Won)	(22,388)	(Won)	7,625,983
Net interest income		2,551,563		2,353,548		277,809		840,583		4,376		127,535		19,393		(1,003)		6,173,804
Net fee and commission income		279,589		646,906		73,931		588,731		52,168		80		91,822		(28,513)		1,704,714
Gains (losses) from financial assets at fair value through profit or loss		(3,678)		(104,017)		845,477		—		72,442		2,987		1,597		—		814,808
Net other operating income		(473,100)		97,866		(596,801)		(68,059)		6,597		(70,711)		29,737		7,128		(1,067,343)
Provision for credit losses		(2,393,092)		(263,592)		(66,357)		(129,267)		2,183		(308)		(20,960)		(24)		(2,871,417)
Depreciation and amortization		(51,812)		(146,939)		(122,177)		(12,380)		(6,453)		(3,950)		(4,703)		722		(347,692)
Share of profit of associates and joint ventures		—		—		(208,503)		—		—		—		(260)		(1,831)		(210,594)

Financial information by business segment for the year ended December 31, 2011, follows:

	Banking business
	Corporate Banking		Retail Banking		Other Banking Services		Credit Card		Investment & Securities		Life Insurance		Others(1)		Intra-group Adjustments		Total
	(In millions of Korean won)
Segment profits (losses) before income tax	(Won)	622,926	(Won)	1,184,815	(Won)	793,620	(Won)	571,250	(Won)	37,372	(Won)	23,855	(Won)	(42,075)	(Won)	69,043	(Won)	3,260,806
The following are included in the segment profits (losses):
Operating revenues from external customers	(Won)	2,287,249	(Won)	3,266,610	(Won)	1,633,577	(Won)	1,402,352	(Won)	162,835	(Won)	114,616	(Won)	(24,119)	(Won)	—	(Won)	8,843,120
Inter-segment operating revenues		(42,943)		(54,409)		220,063		(277,024)		(2,323)		(47,350)		187,079		16,907		—

Sub-total	(Won)	2,244,306	(Won)	3,212,201	(Won)	1,853,640	(Won)	1,125,328	(Won)	160,512	(Won)	67,266	(Won)	162,960	(Won)	16,907	(Won)	8,843,120
Net interest income		2,559,260		2,779,467		674,268		901,486		13,256		161,717		17,221		(2,163)		7,104,512
Net fee and commission income		242,581		634,916		503,186		241,571		83,130		45		96,070		(6,749)		1,794,750
Gains (losses) from financial assets at fair value through profit or loss		(2,205)		(1,832)		993,680		—		50,209		68		(4,050)		(3)		1,035,867
Net other operating income		(555,330)		(200,350)		(317,494)		(17,729)		13,917		(94,564)		53,719		25,822		(1,092,009)
Provision for credit losses		(1,006,656)		(302,261)		17,384		(206,566)		(5,919)		(1,241)		(7,766)		47		(1,512,978)
Depreciation and amortization		(38,017)		(112,277)		(145,340)		(35,873)		(6,055)		(4,306)		(3,478)		2,853		(342,493)
Share of profit of associates and joint ventures		—		—		1,352		—		242		—		2,436		933		4,963

(1)	Others are composed of other minor operating segments such as collective investment business, real estate trust business, and debt collection business.

5.2 Product & Services and Geographical Segments

5.2.1 Product and Services information

Operating revenues by product and services for the years ended December 31, 2010 and 2011, are as follows:

	For the year ended December 31,
	2010		2011
	(In millions of Korean won)
Corporate banking service	(Won)	2,362,913	(Won)	2,287,249
Retail banking service		2,994,303		3,266,610
Credit card service		1,361,255		1,402,352
Investment & Securities service		138,042		162,835
Life insurance service		116,110		114,616
Other service		653,360		1,609,458

Total	(Won)	7,625,983	(Won)	8,843,120

5.2.2 Geographical information

Operating revenues from external customers for the years ended December 31, 2010 and 2011, and major non-current assets as of January 1, 2010, and December 31, 2010 and 2011, are as follows:

	As of January 1, 2010		As of and for the Year Ended December 31,
			2010				2011
	Major non- current assets		Revenues from external customers		Major non- current assets		Revenues from external customers		Major non- current assets
	(In millions of Korean won)
Domestic	(Won)	3,659,473	(Won)	7,540,673	(Won)	3,660,755	(Won)	8,751,005	(Won)	3,734,661
United States		937		15,648		358		12,849		145
New Zealand		382		9,072		130		7,591		60
China		2,417		26,525		1,453		25,528		861
Japan		2,214		22,600		2,000		31,499		2,103
Argentina		—		(2)		—		7		—
Vietnam		—		—		—		65		481
Cambodia		2,078		2,082		952		2,929		557
England		109		9,385		83		11,647		42
Intra-group adjustment		60,855		—		42,370		—		(32,897)

Total	(Won)	3,728,465	(Won)	7,625,983	(Won)	3,708,101	(Won)	8,843,120	(Won)	3,706,013

6. Financial Assets and Financial Liabilities

6.1 Carrying amounts of financial instruments

Financial assets and liabilities are measured at fair value or amortized cost.

Measurement policies for each class of financial assets and financial liabilities are disclosed in Note 3, ‘Significant accounting policies’.

The carrying amounts of financial assets and liabilities by category as of January 1, 2010, are as follows:

	Financial assets at fair value through profit or loss
	Held for trading		Designated at fair value through profit or loss		Loans and receivables		Available-for- sale financial assets		Held-to- maturity financial assets		Derivatives held for hedging		Total
	(In millions of Korean won)
Financial assets
Cash and due from financial institutions	(Won)	—	(Won)	—	(Won)	9,102,630	(Won)	—	(Won)	—	(Won)	—	(Won)	9,102,630
Financial assets at fair value through profit or loss		4,591,962		529		—		—		—		—		4,592,491
Derivatives		3,276,856		—		—		—		—		115,535		3,392,391
Loans		—		—		196,686,844		—		—		—		196,686,844
Financial investments		—		—		—		21,821,423		13,215,287		—		35,036,710
Other financial assets		—		—		6,281,664		—		—		—		6,281,664

Total	(Won)	7,868,818	(Won)	529	(Won)	212,071,138	(Won)	21,821,423	(Won)	13,215,287	(Won)	115,535	(Won)	255,092,730

	Financial liabilities at fair value through profit or loss		Financial liability at amortized cost		Derivatives held for hedging		Total
	Held for trading
	(In millions of Korean won)
Financial liabilities
Financial liabilities at fair value through profit or loss	(Won)	1,364,223	(Won)	—	(Won)	—	(Won)	1,364,223
Derivatives		2,858,001		—		280,393		3,138,394
Deposits		—		169,065,043		—		169,065,043
Debts		—		13,834,104		—		13,834,104
Debentures		—		38,661,962		—		38,661,962
Other financial liabilities		—		10,403,875		—		10,403,875

Total	(Won)	4,222,224	(Won)	231,964,984	(Won)	280,393	(Won)	236,467,601

The carrying amounts of financial assets and liabilities by category as of December 31, 2010, are as follows:

	Financial assets at fair value through profit or loss				Loans and receivables		Available-for- sale financial assets		Held-to- maturity financial assets		Derivatives held for hedging		Total
	Held for trading		Designated at fair value through profit or loss
	(In millions of Korean won)
Financial assets
Cash and due from financial institutions	(Won)	—	(Won)	—	(Won)	6,829,828	(Won)	—	(Won)	—	(Won)	—	(Won)	6,829,828
Financial assets at fair value through profit or loss		3,967,762		45,551		—		—		—		—		4,013,313
Derivatives		2,389,891		—		—		—		—		205,230		2,595,121
Loans		—		—		197,621,004		—		—		—		197,621,004
Financial investments		—		—		—		22,281,548		13,908,102		—		36,189,650
Other financial assets		—		—		6,186,227		—		—		—		6,186,227

Total	(Won)	6,357,653	(Won)	45,551	(Won)	210,637,059	(Won)	22,281,548	(Won)	13,908,102	(Won)	205,230	(Won)	253,435,143

	Financial liabilities at fair value through profit or loss		Financial liability at amortized cost		Derivatives held for hedging		Total
	Held for trading
	(In millions of Korean won)
Financial liabilities
Financial liabilities at fair value through profit or loss	(Won)	1,294,859	(Won)	—	(Won)	—	(Won)	1,279,869
Derivatives		1,996,621		—		239,738		2,236,359
Deposits		—		179,862,071		—		179,862,071
Debts		—		11,744,389		—		11,744,389
Debentures		—		29,107,316		—		29,107,316
Other financial liabilities		—		9,274,727		—		9,274,727

Total	(Won)	3,291,480	(Won)	229,988,503	(Won)	239,738	(Won)	233,519,721

The carrying amounts of financial assets and liabilities by category as of December 31, 2011, are as follows:

	Financial assets at fair value through profit or loss
	Held for trading		Designated at fair value through profit or loss		Loans and receivables		Available-for- sale financial assets		Held-to- maturity financial assets		Derivatives held for hedging		Total
	(In millions of Korean won)
Financial assets
Cash and due from financial institutions	(Won)	—	(Won)	—	(Won)	9,178,125	(Won)	—	(Won)	—	(Won)	—	(Won)	9,178,125
Financial assets at fair value through profit or loss		5,617,257		708,847		—		—		—		—		6,326,104
Derivatives		2,220,314		—		—		—		—		228,141		2,448,455
Loans		—		—		212,107,027		—		—		—		212,107,027
Financial investments		—		—		—		22,377,024		13,055,158		—		35,432,182
Other financial assets		—		—		6,409,905		—		—		—		6,409,905

Total	(Won)	7,837,571	(Won)	708,847	(Won)	227,695,057	(Won)	22,377,024	(Won)	13,055,158	(Won)	228,141	(Won)	271,901,798

	Financial liabilities at fair value through profit or loss
	Held for trading		Designated at fair value through profit or loss		Financial liability at amortized cost		Derivatives held for hedging		Total
	(In millions of Korean won)
Financial liabilities
Financial liabilities at fair value through profit or loss	(Won)	550,873	(Won)	837,206	(Won)	—	(Won)	—	(Won)	1,388,079
Derivatives		1,905,343		—		—		154,230		2,059,573
Deposits		—		—		190,337,590		—		190,337,590
Debts		—		—		16,823,838		—		16,823,838
Debentures		—		—		27,069,879		—		27,069,879
Other financial liabilities		—		—		9,962,105		—		9,962,105

Total	(Won)	2,456,216	(Won)	837,206	(Won)	244,193,412	(Won)	154,230	(Won)	247,641,064

6.2 Fair value of financial instruments

Fair value is the amount for which an asset could be exchanged, or a liability could be settled, between knowledgeable, willing parties in an arm’s length transaction. For each class of financial assets and financial liabilities, the Group discloses the fair value of that class of assets and liabilities in a way that permits it to be compared with its carrying amount at the end of each reporting period. The best evidence of fair value of financial instruments is a quoted price in an active market.

Methods of determining fair value for financial instruments are as follows:

Investment securities	The fair value of financial instruments that are quoted in active markets is determined using the quoted prices. Fair value is determined by independent third-party pricing services where quoted prices are not available. Pricing services use one or more of the valuation techniques including Discounted Cash Flow Model, Imputed Market Value Model, Free Cash Flow to Equity Model, Dividend Discount Model, Risk Adjusted Discount Rate Method, and Net Asset Value Method.

Loans	Discounted Cash Flow Model is used to determine the fair value of loans. Fair value is determined by discounting the expected cash flow, which are contractual cash flows adjusted by prepayment rate, at appropriate discount rate. For those loans with residual maturities of less than three months as of the reporting date and the ones with interest rate reset period of less than three months, carrying amount is regarded as fair value.

Derivatives	For exchange traded derivatives, quoted price in an active market is used to determine fair value and for OTC derivatives, fair value is determined using valuation techniques. The Group uses internally developed valuation models that are widely used by market participants to determine fair values of plain vanilla OTC derivatives including options, interest rate swaps, and currency swaps, based on observable market parameters. However, some complex financial instruments are valued using appropriate models developed from generally accepted market valuation models including the Finite Difference Method and the Monte Carlo Simulation or independent third-party valuation service.

Deposits	Carrying amount of demand deposits is regarded as fair value because they do not have a fixed maturity and are payable on demand. Fair value of time deposits is determined using a DCF model. Fair value is determined by discounting the expected cash flow, which are contractual cash flows adjusted by prepayment rate, at appropriate discount rate. For those deposits with residual maturities of less than three months as of the reporting date and ones with interest rate reset period of less than three months, carrying amount is regarded as fair value.

Debts	Fair value is determined using a DCF model discounting contractual future cash flows at an appropriate discount rate. However, for those debts with residual maturities of less than three months as of the reporting date and ones with interest rate reset period of less than three months, the carrying amount is regarded as fair value.

Debentures	Fair value is determined by using the valuations of independent third-party pricing services, which are calculated using market inputs.

The Group believes that valuation methods used for measuring the fair values of financial instruments are reasonable and that the fair values recognized in the statements of financial position are appropriate. However, the fair values of the financial instruments recognized in the statements of financial position may be different if other valuation methods or assumptions are used. Additionally, as there is a variety of valuation techniques and assumptions used in measuring fair value, it may be difficult to reasonably compare the fair value with that of other financial institutions.

Fair values of financial assets and liabilities measured at amortized cost as of January 1, 2010, and December 31, 2010 and 2011, are as follows:

	As of January 1,				As of December 31,
	2010				2010				2011
	Carrying amount		Fair value		Carrying amount		Fair value		Carrying amount		Fair value
	(In millions of Korean won)
Financial assets
Cash and due from financial institution	(Won)	9,102,630	(Won)	9,101,744	(Won)	6,829,828	(Won)	6,819,272	(Won)	9,178,125	(Won)	9,185,763
Loans		196,686,844		197,499,223		197,621,004		198,627,998		212,107,027		212,858,247
Held-to-maturity financial assets		13,215,287		13,596,207		13,908,102		14,339,936		13,055,158		13,562,430
Other financial assets		6,281,664		6,281,664		6,186,227		6,186,227		6,409,905		6,409,905

Total financial assets	(Won)	225,286,425	(Won)	226,478,838	(Won)	224,545,161	(Won)	225,973,433	(Won)	240,750,215	(Won)	242,016,345

Financial liabilities
Deposits	(Won)	169,065,043	(Won)	169,183,026	(Won)	179,862,071	(Won)	180,177,676	(Won)	190,337,590	(Won)	190,560,759
Debts		13,834,104		13,826,825		11,744,389		11,776,282		16,823,838		16,826,152
Debentures		38,661,962		40,171,652		29,107,316		30,764,365		27,069,879		28,636,722
Other financial liabilities		10,403,875		10,404,170		9,274,727		9,274,762		9,962,105		9,983,449

Total financial liabilities	(Won)	231,964,984	(Won)	233,585,673	(Won)	229,988,503	(Won)	231,993,085	(Won)	244,193,412	(Won)	246,007,082

Fair value hierarchy

The Group classifies and discloses fair value of the financial instruments into the following three-level hierarchy:

Level 1: Financial instruments measured at quoted prices from active markets are classified as level 1. This level includes listed equity securities, exchange traded derivatives, government bonds and financial instruments indexed to the price of gold.

Level 2: Financial instruments measured using valuation techniques where all significant inputs are observable market data are classified as level 2. This level includes the majority of debt securities and general over-the-counter derivatives such as swaps, futures and options.

Level 3: Financial instruments measured using valuation techniques where one or more significant inputs are not based on observable market data are classified as level 3. This level includes unlisted equity securities, complex structured bonds, and complex over-the-counter derivatives.

The level in the fair value hierarchy within which the fair value measurement is categorized in its entirety shall be determined on the basis of the lowest level input that is significant to the fair value measurement in its entirety. For this purpose, the significance of an input is assessed against the fair value measurement in its entirety. If a fair value measurement uses observable inputs that require significant adjustment based on unobservable inputs, that measurement is a Level 3 measurement.

Fair value hierarchy of financial assets and liabilities measured at fair value as of January 1, 2010, and December 31, 2010 and 2011, are as follows:

	As of January 1, 2010
	Fair value hierarchy						Total
	Level 1		Level 2		Level 3
	(In millions of Korean won)
Financial assets
Financial assets held for trading	(Won)	2,300,519	(Won)	2,281,658	(Won)	9,785	(Won)	4,591,962
Financial assets designated at fair value through profit or loss		—		—		529		529
Derivatives held for trading		886		3,203,866		72,104		3,276,856
Derivatives held for hedging		—		115,250		285		115,535
Available-for-sale financial assets(1)		9,984,409		10,409,801		1,427,213		21,821,423

Total financial assets	(Won)	12,285,814	(Won)	16,010,575	(Won)	1,509,916	(Won)	29,806,305

Financial liabilities
Financial liabilities held for trading	(Won)	1,364,223	(Won)	—	(Won)	—	(Won)	1,364,223
Derivatives held for trading		398		2,580,933		276,670		2,858,001
Derivatives held for hedging		—		211,933		68,460		280,393

Total financial liabilities	(Won)	1,364,621	(Won)	2,792,866	(Won)	345,130	(Won)	4,502,617

	As of December 31, 2010
	Fair value hierarchy						Total
	Level 1		Level 2		Level 3
	(In millions of Korean won)
Financial assets
Financial assets held for trading	(Won)	1,780,652	(Won)	2,177,303	(Won)	9,807	(Won)	3,967,762
Financial assets designated at fair value through profit or loss		—		45,412		139		45,551
Derivatives held for trading		809		2,369,659		19,423		2,389,891
Derivatives held for hedging		—		198,924		6,306		205,230
Available-for-sale financial assets(1)		9,642,649		11,115,157		1,523,742		22,281,548

Total financial assets	(Won)	11,424,110	(Won)	15,906,455	(Won)	1,559,417	(Won)	28,889,982

Financial liabilities
Financial liabilities held for trading	(Won)	1,294,859	(Won)	—	(Won)	—	(Won)	1,294,859
Derivatives held for trading		7,576		1,898,169		90,876		1,996,621
Derivatives held for hedging		—		204,022		35,716		239,738

Total financial liabilities	(Won)	1,302,435	(Won)	2,102,191	(Won)	126,592	(Won)	3,531,218

	As of December 31, 2011
	Fair value hierarchy
	Level 1		Level 2		Level 3		Total
	(In millions of Korean won)
Financial assets
Financial assets held for trading	(Won)	3,123,787	(Won)	2,482,644	(Won)	10,826	(Won)	5,617,257
Financial assets designated at fair value through profit or loss		—		134,160		574,687		708,847
Derivatives held for trading		158,649		2,020,623		41,042		2,220,314
Derivatives held for hedging		—		215,656		12,485		228,141
Available-for-sale financial assets(1)		10,254,897		10,790,661		1,331,466		22,377,024

Total financial assets	(Won)	13,537,333	(Won)	15,643,744	(Won)	1,970,506	(Won)	31,151,583

Financial liabilities
Financial liabilities held for trading	(Won)	550,873	(Won)	—	(Won)	—	(Won)	550,873
Financial liabilities designated at fair value through profit or loss		—		—		837,206		837,206
Derivatives held for trading		158,261		1,695,235		51,847		1,905,343
Derivatives held for hedging		—		132,135		22,095		154,230

Total financial liabilities	(Won)	709,134	(Won)	1,827,370	(Won)	911,148	(Won)	3,447,652

(1)

The amounts of equity securities carried at cost in “level 3” which do not have a quoted market price in an active market and cannot be measured reliably at fair value are (Won) 194,007 million, (Won) 178,894 million and (Won) 186,564 million as of January 1, 2010 and December 31, 2010 and 2011, respectively. These equity securities are carried at cost because it is practically difficult to quantify the intrinsic values of the equity securities issued by unlisted public and non-profit entities. In addition, probabilities and range of estimated cash flows of the unlisted equity securities which are issued by project financing companies cannot be reasonably assessed. Therefore, these equity securities are carried at cost. The Group has no plan to sell these instruments in a short period of time.

6.3 Level 3 of the fair value hierarchy disclosure

6.3.1 Changes in Level 3 of the fair value hierarchy

Changes in level 3 of the fair value hierarchy for the year ended December 31, 2010, are as follows:

	Financial assets at fair value through profit or loss				Financial investments		Net derivatives
	Financial assets held for trading		Designated at fair value through profit or loss		Available-for-sale financial assets		Derivatives held for trading		Derivatives held for hedging
	(In millions of Korean won)
Beginning balance	(Won)	9,785	(Won)	529	(Won)	1,427,213	(Won)	(204,566)	(Won)	(68,175)
Total gains or losses
—Profit or loss		22		(390)		5,336		(29,781)		41,899
—Other comprehensive income		—		—		99,626		—		—
Purchases		—		—		180,737		2,040		—
Sales		—		—		(154,478)		(317)		—
Issues		—		—		—		(141,248)		—
Settlements		—		—		—		302,419		(3,134)
Transfers into level 3		—		—		—		—		—
Transfers out of level 3		—		—		(34,692)		—		—

Ending balance	(Won)	9,807	(Won)	139	(Won)	1,523,742	(Won)	(71,453)	(Won)	(29,410)

Changes in level 3 of the fair value hierarchy for the year ended December 31, 2011, are as follows:

	Financial assets at fair value through profit or loss				Financial investments		Financial liabilities at fair value through profit or loss		Net derivatives
	Financial assets held for trading		Designated at fair value through profit or loss		Available-for-sale financial assets		Designated at fair value through profit or loss		Derivatives held for trading		Derivatives held for hedging
	(In millions of Korean won)
Beginning balance	(Won)	9,807	(Won)	139	(Won)	1,523,742	(Won)	—	(Won)	(71,453)	(Won)	(29,410)
Total gains or losses
—Profit or loss		1,019		(51,229)		373,980		57,963		52,463		32,420
—Other comprehensive income		—		—		(140,112)		—		5,749		—
Purchases		—		636,126		136,582		—		14,733		—
Sales		—		(10,349)		(554,022)		—		(46)		—
Issues		—		—		—		(919,411)		(36,214)		—
Settlements		—		—		—		24,242		23,963		(12,620)
Transfers into level 3		—		—		—		—		—		—
Transfers out of level 3		—		—		(8,704)		—		—		—

Ending balance	(Won)	10,826	(Won)	574,687	(Won)	1,331,466	(Won)	(837,206)	(Won)	(10,805)	(Won)	(9,610)

In relation to changes in Level 3 of the fair value hierarchy, total gains or losses recognized in profit or loss for the period, and total gains or losses for the period included in profit or loss for financial instruments held at the end of the reporting period in the statement of comprehensive income for the years ended December 31, 2010 and 2011, are as follows:

	For the year Ended December 31, 2010
	Net income from financial investments at fair value through profit or loss		Other operating income
	(In millions of Korean won)
Total gains or losses included in profit or loss for the period	(Won)	(30,135)	(Won)	47,221
Total gains or losses for the period included in profit or loss for financial instruments held at the end of the reporting period		(5,066)		(3,464)

	For the year Ended December 31, 2011
	Net income from financial investments at fair value through profit or loss		Other operating income
	(In millions of Korean won)
Total gains or losses included in profit or loss for the period	(Won)	60,227	(Won)	406,389
Total gains or losses for the period included in profit or loss for financial instruments held at the end of the reporting period		18,295		(30,100)

6.3.2 Day one gain or loss

If the Group uses a valuation technique that incorporates data not obtained from observable markets for the fair value at initial recognition of financial instruments, there could be a difference between the transaction price and the amount determined using that valuation technique. In these circumstances, the fair value of financial instruments is recognized as the transaction price and the difference is amortized by using the straight line method over the life of the financial instruments. If the fair value of the financial instruments is subsequently determined using observable market inputs, the remaining deferred amount is recognized in profit or loss.

The aggregate difference yet to be recognized in profit or loss at the beginning and end of the period and a reconciliation of changes in the balance of this difference, are as follows:

	For the year Ended December 31,
	2010		2011
	(In millions of Korean won)
Balance at the beginning of the period (A)	(Won)	—	(Won)	2,168
New transactions (B)		6,634		5,878
Amounts recognized in profit or loss during the period (C= a+b+c)		(4,466)		(3,964)
a. Amortization		(962)		(1,314)
b. Transaction matured		3		—
c. Settlement		(3,507)		(2,650)

Balance at the end of period (A+B+C)	(Won)	2,168	(Won)	4,082

7. Due from financial institutions

The details of due from financial institutions as of January 1, 2010, and December 31, 2010 and 2011, are as follows:

				As of January 1,		As of December 31,
		Financial Institutions	Interest rate(%)	2010		2010		2011
				(In millions of Korean won)
Due from financial institutions in Korean won	Due from Bank of Korea	Bank of Korea	0.00~3.35	(Won)	5,597,119	(Won)	2,825,109	(Won)	3,757,108
	Due from banking institutions	The Korea Exchange Bank and others	0.01~7.15		136,728		296,732		371,225
	Due from others	The Korea Exchange and others	0.00~3.37		367,815		888,733		1,888,260

					6,101,662		4,010,574		6,016,593

Due from financial institutions in foreign currencies	Due from banks in foreign currencies	Bank of Korea and others	0.00~0.17		233,700		269,498		321,689
	Time deposits in foreign currencies	Agricultural Bank of China TIANJIN and others	0.17~6.05		383,518		286,242		187,294
	Due from others	Sumitomo Mitsui Banking Corporation and others	0.00~0.10		25,071		25,738		30,451

					642,289		581,478		539,434

				(Won)	6,743,951	(Won)	4,592,052	(Won)	6,556,027

Due from financial institutions, classified by type of financial institution as of January 1, 2010, and December 31, 2010 and 2011, are as follows:

	As of January 1, 2010
	In Korean won		In foreign currencies		Total
	(In millions of Korean won)
Bank of Korea	(Won)	5,597,119	(Won)	137,558	(Won)	5,734,677
Other banking institutions		136,728		490,643		627,371
Other financial institutions		367,815		14,088		381,903

Total	(Won)	6,101,662	(Won)	642,289	(Won)	6,743,951

	As of December 31, 2010
	In Korean won		In foreign currencies		Total
	(In millions of Korean won)
Bank of Korea	(Won)	2,825,109	(Won)	147,439	(Won)	2,972,548
Other banking institutions		296,732		421,576		718,308
Other financial institutions		888,733		12,463		901,196

Total	(Won)	4,010,574	(Won)	581,478	(Won)	4,592,052

	As of December 31, 2011
	In Korean won		In foreign currencies		Total
	(In millions of Korean won)
Bank of Korea	(Won)	3,757,108	(Won)	185,050	(Won)	3,942,158
Other banking institutions		371,225		337,784		709,009
Other financial institutions		1,888,260		16,600		1,904,860

Total	(Won)	6,016,593	(Won)	539,434	(Won)	6,556,027

Restricted due from financial institutions as of January 1, 2010 and December 31, 2010, and 2011, are as follows:

			As of January 1,		As of December 31,
		Financial Institutions	2010		2010		2011		Reason for restriction
			(In millions of Korean won)
Due from financial institutions in Korean won	Due from Bank of Korea	Bank of Korea	(Won)	5,597,119	(Won)	2,825,109	(Won)	3,757,108	Bank of Korea Act
	Due from banking institutions	Woori Bank and others		161		4,188		88,827	Pledged as collateral for the overdraft facility and others
	Due from others	The Korea Exchange and others		336,064		334,002		69,437	Market entry deposit and others

				5,933,344		3,163,299		3,915,372

Due from financial institutions in foreign currencies	Due from banks in foreign currencies	Bank of Korea and others		140,127		151,403		189,859	Bank of Korea Act and others
	Time deposits in foreign currencies	China Merchants Bank Guangzhou and others		19,266		28,814		48,810	China’s New Foreign Bank Regulations and others
	Due from others	Eugene Investment & Futures Co., Ltd. and others		20,890		16,537		17,172	Derivatives margin account and others

				180,283		196,754		255,841

			(Won)	6,113,627	(Won)	3,360,053	(Won)	4,171,213

8. Assets pledged as collaterals

The details of assets pledged as collaterals as of January 1, 2010, and December 31, 2010 and 2011, are as follows:

		As of January 1, 2010
Assets pledged	Pledgee	Carrying amount		Collateralized amount		Reason of pledge
		(In millions of Korean won)
Financial assets held for trading	Korea Securities Depository and others	(Won)	117,883	(Won)	112,195	Bonds sold under repurchase agreements
	Korea Securities Depository and others		1,179,515		1,133,917	Securities lending transactions
	Samsung Futures Inc. and others		41,940		38,145	Derivatives transitions

	Sub-total		1,339,338		1,284,257

Available-for-sale financial assets	Korea Securities Depository and others		325,747		318,531	Bonds sold under repurchase agreements
	Korea Securities Depository and others		5,123		5,000	Securities lending transactions
	Bank of Korea		18,197		20,000	Borrowing from Bank of Korea
	Samsung Futures Inc. and others		255,044		234,328	Derivatives transitions
	Others		631,668		623,123	Other

	Sub-total		1,235,779		1,200,982

Held-to-maturity financial assets	Korea Securities Depository and others		3,885,049		3,904,000	Bonds sold under repurchase agreements
	Korea Securities Depository and others		126,621		135,000	Securities lending transactions
	Bank of Korea		1,367,734		1,400,000	Borrowings from Bank of Korea
	Bank of Korea		575,164		586,800	Settlement risk of Bank of Korea
	Samsung Futures Inc. and others		575,900		577,070	Derivatives transitions
	Others		350,474		350,000	Other

	Sub-total		6,880,942		6,952,870

Credit card receivables	Others		2,383,407		2,383,407	Covered bond
Mortgage loans(1)	Others		1,790,596		1,790,596	Covered bond

Total		(Won)	13,630,062	(Won)	13,612,112

		As of December 31, 2010
Assets pledged	Pledgee	Carrying amount		Collateralized amount		Reason of pledge
		(In millions of Korean won)
Due from financial institutions	Others	(Won)	1,800	(Won)	1,800	Securities lending transactions

	Sub-total		1,800		1,800

Financial assets held for trading	Korea Securities Depository and others		72,693		69,669	Bonds sold under repurchase agreements
	Korea Securities Depository and others		1,199,627		1,144,320	Securities lending transactions
	Samsung Futures Inc. and others		24,583		21,771	Derivatives transitions

	Sub-total		1,296,903		1,235,760

Available-for-sale financial assets	Korea Securities Depository and others		228,609		220,000	Bonds sold under repurchase agreements
	Korea Securities Depository and others		5,425		5,000	Securities lending transactions
	Bank of Korea		19,392		20,000	Borrowings from Bank of Korea
	Bank of Korea		706		700	Settlement risk of Bank of Korea
	Samsung Futures Inc. and others		21,316		20,869	Derivatives transitions
	Others		619,975		600,000	Other

	Sub-total		895,423		866,569

Held-to-maturity financial assets	Korea Securities Depository and others		2,802,875		2,814,000	Bonds sold under repurchase agreements
	Korea Securities Depository and others		134,384		140,000	Securities lending transactions
	Bank of Korea		1,080,959		1,100,000	Borrowings from Bank of Korea
	Bank of Korea		597,303		604,800	Settlement risk of Bank of Korea
	Samsung Futures Inc. and others		590,579		596,729	Derivatives transitions
	Others		350,417		350,000	Other

	Sub-total		5,556,517		5,605,529

Mortgage loans(1)	Others		1,565,649		1,565,649	Covered bond

Total		(Won)	9,316,292	(Won)	9,275,307

		As of December 31, 2011
Assets pledged	Pledgee	Carrying amount		Collateralized amount		Reason of pledge
		(In millions of Korean won)
Financial assets held for trading	Korea Securities Depository and others	(Won)	183,280	(Won)	178,171	Bonds sold under repurchase agreements
	Korea Securities Depository and others		647,363		602,299	Securities lending transactions
	Samsung Futures Inc. and others		105,457		95,956	Derivatives transitions
	Others		8,803		8,395	Other

	Sub-total		944,903		884,821

Available-for-sale financial assets	Korea Securities Depository and others		29,393		29,986	Bonds sold under repurchase agreements
	Samsung Futures Inc. and others		5,976		5,766	Derivatives transitions

	Sub-total		35,369		35,752

Held-to-maturity financial assets	Korea Securities Depository and others		1,678,218		1,678,000	Bonds sold under repurchase agreements
	Bank of Korea		1,063,228		1,070,000	Borrowings from Bank of Korea
	Bank of Korea		938,200		934,800	Settlement risk of Bank of Korea
	Samsung Futures Inc. and others		661,666		666,807	Derivatives transitions
	Others		1,224,998		1,200,300	Other

	Sub-total		5,566,310		5,549,907

Mortgage loans(1)	Others		1,282,791		1,282,791	Covered Bond

Total		(Won)	7,829,373	(Won)	7,753,271

(1)	Carrying amounts of mortgage loans are the amounts before deducting the related allowance for loan losses.

The fair value of collateral available to sell or repledge as of January 1, 2010, and December 31, 2010 and 2011, is as follows:

	As of January 1, 2010
	Fair value of collateral		Fair value of collateral sold or repledged
	(In millions of Korean won)
Securities	(Won)	1,590,188	(Won)	—

Total	(Won)	1,590,188	(Won)	—

	As of December 31, 2010
	Fair value of collateral		Fair value of collateral sold or repledged
	(In millions of Korean won)
Securities	(Won)	1,969,883	(Won)	—

Total	(Won)	1,969,883	(Won)	—

	As of December 31, 2011
	Fair value of collateral		Fair value of collateral sold or repledged
	(In millions of Korean won)
Securities	(Won)	1,881,523	(Won)	—

Total	(Won)	1,881,523	(Won)	—

Loaned securities as of January 1, 2010, and December 31, 2010 and 2011, are as follows:

	As of January 1,		As of December 31,				Borrower
	2010		2010		2011
	(In millions of Korean won)
Government and public bonds	(Won)	239,362	(Won)	880,448	(Won)	170,279	Korea Securities Finance Corp., Korea Securities Depository and others
Stocks		30,300		23,645		26,766	Korea Securities Depository and others

Total	(Won)	269,662	(Won)	904,093	(Won)	197,045

Securities borrowed as of January 1, 2010, and December 31, 2010 and 2011, are as follows:

	As of January 1,		As of December 31,				Borrower
	2010		2010		2011
	(In millions of Korean won)
Government and public bonds	(Won)	543,076	(Won)	656,243	(Won)	18,422	Korea Securities Finance Corp., Korea Securities Depository
Stocks		8,101		33,622		52,075	Korea Securities Depository and others

Total	(Won)	551,177	(Won)	689,865	(Won)	70,497

9. Derivative financial instruments and hedge accounting

The Group’s derivative operations focus on addressing the needs of the Group’s corporate clients to hedge their risk exposure and to hedge the Group’s risk exposure that results from such client contracts. The Group also engages in derivative trading activities to hedge the interest rate and foreign currency risk exposures that arise from the Group’s own assets and liabilities. In addition, the Group engages in proprietary trading of derivatives within the Group’s regulated open position limits.

The Group provides and trades a range of derivatives products, including:

•	Interest rate swaps, relating to interest rate risks in Korean won;

•	Cross-currency swaps, forwards and options relating to foreign exchange rate risks,

•	Stock price index options linked with the KOSPI index.

In particular, the Group uses cross currency swaps, interest rate swaps and others to hedge the risk of changes in fair values and in cash flows due to changes in interest rates and foreign exchange rates of subordinated debts in Korean won, structured debts and financial debentures in foreign currencies.

The details of derivative financial instruments for trading as of January 1, 2010, are as follows:

	Notional amount		Assets		Liabilities
	(In millions of Korean won)
Interest rate
Futures(1)	(Won)	3,770,071	(Won)	—	(Won)	—
Swaps		87,443,588		501,649		725,419
Options		7,053,481		23,222		21,390

Sub-total		98,267,140		524,871		746,809

Currency
Forwards		35,780,010		1,422,589		464,595
Futures(1)		1,674,176		39		24
Swaps		18,755,961		1,040,675		1,227,231
Options		3,264,266		187,884		88,832

Sub-total		59,474,413		2,651,187		1,780,682

Stock and index
Futures(1)		75,044		—		—
Swaps		171,400		11,330		45,438
Options		2,871,493		79,320		277,294

Sub-total		3,117,937		90,650		322,732

Credit
Swaps		200,000		2,128		—

Sub-total		200,000		2,128		—

Product
Forwards		41,727		2,412		2,388

Sub-total		41,727		2,412		2,388

Other		60,000		5,608		5,390

Total	(Won)	161,161,217	(Won)	3,276,856	(Won)	2,858,001

The details of derivative financial instruments for trading as of December 31, 2010, are as follows:

	Notional amount		Assets		Liabilities
	(In millions of Korean won)
Interest rate
Futures(1)	(Won)	1,067,923	(Won)	—	(Won)	—
Swaps		94,605,711		472,076		666,254
Options		10,401,894		48,480		47,202

Sub-total		106,075,528		520,556		713,456

Currency
Forwards		36,849,872		874,400		308,487
Futures(1)		609,989		—		—
Swaps		16,870,518		932,319		813,419
Options		1,017,904		14,139		14,332

Sub-total		55,348,283		1,820,858		1,136,238

Stock and index
Futures(1)		168,621		—		—
Swaps		7,638		2,114		—
Options		2,099,162		40,663		143,359

Sub-total		2,275,421		42,777		143,359

Credit
Swaps		200,000		1,958		—

Sub-total		200,000		1,958		—

Other		60,000		3,742		3,568

Total	(Won)	163,959,232	(Won)	2,389,891	(Won)	1,996,621

The details of derivative financial instruments for trading as of December 31, 2011, are as follows:

	Notional amount		Assets		Liabilities
	(In millions of Korean won)
Interest rate
Futures(1)	(Won)	1,924,542	(Won)	—	(Won)	—
Swaps		110,920,785		519,217		653,983
Options		11,997,483		69,952		69,979

Sub-total		124,842,810		589,169		723,962

Currency
Forwards		31,316,223		916,479		405,570
Futures(1)		212,052		—		125
Swaps		16,341,586		509,085		551,918
Options		348,643		3,151		1,401

Sub-total		48,218,504		1,428,715		959,014

Stock and index
Futures(1)		85,419		—		—
Swaps		97,942		1,416		6,385
Options		1,049,752		198,295		213,668

Sub-total		1,233,113		199,711		220,053

Product
Forwards		3,351		279		—

Sub-total		3,351		279		—

Other		60,000		2,440		2,314

Total	(Won)	174,357,778	(Won)	2,220,314	(Won)	1,905,343

(1)	A gain or loss from daily marking to market futures is reflected in the margin accounts.

Fair value hedge

The details of derivatives designated as fair value hedging instruments as of January 1, 2010, are as follows:

	Notional amount		Assets		Liabilities
	(In millions of Korean won)
Interest rate
Swaps	(Won)	4,988,590	(Won)	115,535	(Won)	78,740
Currency
Swaps		1,167,600		—		167,130
Other		190,000		—		34,523

Total	(Won)	6,346,190	(Won)	115,535	(Won)	280,393

The details of derivatives designated as fair value hedging instruments as of December 31, 2010, are as follows:

	Notional amount		Assets		Liabilities
	(In millions of Korean won)
Interest rate
Swaps	(Won)	4,440,700	(Won)	205,230	(Won)	21,205
Currency
Swaps		1,138,900		—		193,376
Other		190,000		—		25,157

Total	(Won)	5,769,600	(Won)	205,230	(Won)	239,738

The details of derivatives designated as fair value hedging instruments as of December 31, 2011, are as follows:

	Notional amount		Assets		Liabilities
	(In millions of Korean won)
Interest rate
Swaps	(Won)	4,343,294	(Won)	206,560	(Won)	12,564
Currency
Swaps		1,153,300		—		127,780
Other		190,000		—		12,800

Total	(Won)	5,686,594	(Won)	206,560	(Won)	153,144

Gains and losses from fair value hedging instruments and hedged items attributable to the hedged risk for the years ended December 31, 2010 and 2011, are as follows:

	For the year Ended December 31,
	2010		2011
	(In millions of Korean won)
Gains (losses) on hedging instruments	(Won)	102,691	(Won)	108,507
Gains (losses) on the hedged item attributable to the hedged risk		(87,292)		(84,914)

Total	(Won)	15,399	(Won)	23,593

Cash flow hedge

The details of derivatives designated as cash flow hedging instruments as of December 31, 2011, are as follows:

	Notional amount		Assets		Liabilities
	(In millions of Korean won)
Interest rate
Swaps	(Won)	350,000	(Won)	—	(Won)	1,086
Currency
Swaps		345,990		21,581		—

Total	(Won)	695,990	(Won)	21,581	(Won)	1,086

Meanwhile, there were no derivatives designated as cash flow hedging instruments as of January 1, 2010, or December 31, 2010.

Gains and losses from cash flow hedging instruments and hedged items attributable to the hedged risk for the year ended December 31, 2011, are as follows:

	For the year Ended December 31, 2011
	(In millions of Korean won)
Gains(losses) on hedging instruments	(Won)	21,631
Gains(losses) on the hedged item attributable to the hedged risk		21,631
Ineffectiveness recognized in profit or loss		—

Amounts recognized in other comprehensive income and reclassified from equity to profit or loss for the year ended December 31, 2011, are as follows:

	For the year Ended December 31, 2011
	(In millions of Korean won)
Amount recognized in other comprehensive income	(Won)	21,631
Amount reclassified from equity to profit or loss		(23,193)
Tax effect		241

Total	(Won)	(1,321)

10. Loans

Loans as of January 1, 2010, and December 31, 2010 and 2011, are as follows:

	As of January 1,		As of December 31,
	2010		2010		2011
	(In millions of Korean won)
Loans	(Won)	199,709,250	(Won)	201,065,468	(Won)	215,155,061
Deferred loan origination fees and costs		246,348		311,712		399,871
Less: Allowances for loan losses		(3,268,754)		(3,756,176)		(3,447,905)

Carrying amount	(Won)	196,686,844	(Won)	197,621,004	(Won)	212,107,027

Loans to banks as of January 1, 2010, and December 31, 2010 and 2011, are as follows:

	As of January 1,		As of December 31,
	2010		2010		2011
	(In millions of Korean won)
Loans	(Won)	2,158,108	(Won)	2,819,202	(Won)	3,987,658
Less: Allowances for loan losses		(1,665)		(1,158)		(334)

Carrying amount	(Won)	2,156,443	(Won)	2,818,044	(Won)	3,987,324

Loans to customers other than banks as of January 1, 2010, and December 31, 2010 and 2011, consist of:

	As of January 1, 2010
	Retail		Corporate		Credit card		Total
	(In millions of Korean won)
Loans in Korean won	(Won)	98,315,503	(Won)	74,534,415	(Won)	—	(Won)	172,849,918
Loans in foreign currencies		54,686		4,534,360		—		4,589,046
Domestic import usance bills		—		2,354,936		—		2,354,936
Off-shore funding loans		—		1,134,125		—		1,134,125
Call loans		—		119,627		—		119,627
Bills bought in Korean won		—		19,179		—		19,179
Bills bought in foreign currencies		—		2,059,861		—		2,059,861
Guarantee payments under payment guarantee		—		59,090		—		59,090
Credit card receivables in won		—		—		11,364,023		11,364,023
Credit card receivables in foreign currencies		—		—		830		830
Bonds purchased under repurchase agreements		—		3,246,837		—		3,246,837
Privately placed bonds		—		18		—		18

Sub-total		98,370,189		88,062,448		11,364,853		197,797,490
Allowances		(415,340)		(2,514,803)		(336,946)		(3,267,089)

Total	(Won)	97,954,849	(Won)	85,547,645	(Won)	11,027,907	(Won)	194,530,401

Proportion (%)		49.73		44.52		5.75		100.00

	As of December 31, 2010
	Retail		Corporate		Credit card		Total
	(In millions of Korean won)
Loans in Korean won	(Won)	98,996,739	(Won)	74,248,496	(Won)	—	(Won)	173,245,235
Loans in foreign currencies		65,681		4,314,827		—		4,380,508
Domestic import usance bills		—		2,611,208		—		2,611,208
Off-shore funding loans		—		962,305		—		962,305
Call loans		—		143,213		—		143,213
Bills bought in Korean won		—		21,731		—		21,731
Bills bought in foreign currencies		—		2,226,960		—		2,226,960
Guarantee payments under payment guarantee		—		191,050		—		191,050
Credit card receivables in won		—		—		12,409,606		12,409,606
Credit card receivables in foreign currencies		—		—		924		924
Bonds purchased under repurchase agreements		—		230,000		—		230,000
Privately placed bonds		—		2,135,238		—		2,135,238

Sub-total		99,062,420		87,085,028		12,410,530		198,557,978
Allowances		(520,843)		(2,906,610)		(327,565)		(3,755,018)

Total	(Won)	98,541,577	(Won)	84,178,418	(Won)	12,082,965	(Won)	194,802,960

Proportion (%)		49.89		43.86		6.25		100.00

	As of December 31, 2011
	Retail		Corporate		Credit card		Total
	(In millions of Korean won)
Loans in Korean won	(Won)	103,855,183	(Won)	80,355,474	(Won)	—	(Won)	184,210,657
Loans in foreign currencies		70,022		4,071,464		—		4,141,486
Domestic import usance bills		—		4,277,672		—		4,277,672
Off-shore funding loans		—		893,289		—		893,289
Call loans		—		1,092,895		—		1,092,895
Bills bought in Korean won		—		104,487		—		104,487
Bills bought in foreign currencies		—		2,723,066		—		2,723,066
Guarantee payments under payment guarantee		—		56,511		—		56,511
Credit card receivables in won		—		—		12,420,308		12,420,308
Credit card receivables in foreign currencies		—		—		959		959
Bonds purchased under repurchase agreements		—		829,500		—		829,500
Privately placed bonds		—		816,444		—		816,444

Sub-total		103,925,205		95,220,802		12,421,267		211,567,274
Allowances		(635,476)		(2,461,713)		(350,382)		(3,447,571)

Total	(Won)	103,289,729	(Won)	92,759,089	(Won)	12,070,885	(Won)	208,119,703

Proportion (%)		49.12		45.01		5.87		100.00

The changes in deferred loan origination fees and costs for the years ended December 31, 2010 and 2011, are as follows:

	For the year Ended December 31, 2010
	Beginning		Increase		Decrease		Other		Ending
	(In millions of Korean won)
Deferred loan origination costs
Loans in Korean won	(Won)	326,475	(Won)	152,591	(Won)	113,292	(Won)	—	(Won)	365,774

Sub-total		326,475		152,591		113,292		—		365,774

Deferred loan origination fees
Loans in Korean won		55,334		17,052		26,141		—		46,245
Credit card		17,249		5,661		20,472		—		2,438
Other origination fees		7,544		1,749		3,912		(2)		5,379

Sub-total		80,127		24,462		50,525		(2)		54,062

Total	(Won)	246,348	(Won)	128,129	(Won)	62,767	(Won)	2	(Won)	311,712

	For the year Ended December 31, 2011
	Beginning		Increase		Decrease		Other		Ending
	(In millions of Korean won)
Deferred loan origination costs
Loans in Korean won	(Won)	365,774	(Won)	254,099	(Won)	171,751	(Won)	—	(Won)	448,122
Other origination costs		—		263		62		—		201

Sub-total		365,774		254,362		171,813		—		448,323

Deferred loan origination fees
Loans in Korean won		46,245		17,723		20,726		—		43,242
Credit card		2,438		—		2,332		—		106
Other origination fees		5,379		2,211		2,487		1		5,104

Sub-total		54,062		19,934		25,545		1		48,452

Total	(Won)	311,712	(Won)	234,428	(Won)	146,268	(Won)	(1)	(Won)	399,871

11. Allowances for Loan Losses

The changes in the allowances for loan losses for the years ended December 31, 2010 and 2011, are as follows:

	For the year Ended December 31, 2010
	Retail		Corporate		Credit card		Total
	(In millions of Korean won)
Beginning	(Won)	415,340	(Won)	2,516,459	(Won)	336,955	(Won)	3,268,754
Written-off		(274,179)		(1,615,992)		(388,759)		(2,278,930)
Recoveries from written-off loans		129,864		136,447		246,138		512,449
Sale		(16,217)		(176,044)		(1,103)		(193,364)
Provision(Reversal)(1)		264,966		2,065,676		133,224		2,463,866
Other changes		1,068		(18,799)		1,132		(16,599)

Ending	(Won)	520,842	(Won)	2,907,747	(Won)	327,587	(Won)	3,756,176

	For the year Ended December 31, 2011
	Retail		Corporate		Credit card		Total
	(In millions of Korean won)
Beginning	(Won)	520,842	(Won)	2,907,747	(Won)	327,587	(Won)	3,756,176
Written-off		(286,895)		(1,481,877)		(412,642)		(2,181,414)
Recoveries from written-off loans		119,925		166,696		203,658		490,279
Sale		(17,947)		(221,809)		(94)		(239,850)
Provision(Reversal)(1)		295,871		1,115,831		232,932		1,644,634
Other changes		3,680		(24,541)		(1,059)		(21,920)

Ending	(Won)	635,476	(Won)	2,462,047	(Won)	350,382	(Won)	3,447,905

(1)

Provision for credit losses in statements of comprehensive income also include provision for unused commitments and guarantees(Note 23), provision for financial guarantee contracts(Note 23), and provision for other financial asset(Note 17).

The amounts of written-off loans, over which the Group still has a right to claim against the borrowers and guarantors, are (Won)11,725,914 million, (Won)13,105,365 million and (Won)14,118,853 million, as of January 1, 2010, and December 31, 2010 and 2011, respectively.

The coverage ratio of allowances for loan losses as of January 1, 2010, and December 31, 2010 and 2011, is as follows:

	As of January 1,		As of December 31,
	2010		2010		2011
	(In millions of Korean won)
Loans	(Won)	199,955,598	(Won)	201,377,180	(Won)	215,554,932
Allowances for loan losses		3,268,754		3,756,176		3,447,905
Ratio (%)		1.63		1.87		1.60

12. Financial assets at fair value through profit or loss and Financial investments

The details of financial assets at fair value through profit or loss and financial investments as of January 1, 2010, and December 31, 2010 and 2011, are as follows:

	As of January 1,		As of December 31,
	2010		2010		2011
	(In millions of Korean won)
Financial assets held for trading
Debt securities:
Government and public bonds	(Won)	1,167,056	(Won)	742,484	(Won)	1,507,503
Financial bonds		2,480,909		2,106,979		2,837,144
Corporate bonds		461,517		459,481		586,416
Asset-backed securities		116,450		171,712		134,943
Others		59,718		56,043		110,518
Equity securities:
Stocks		143,400		57,933		187,181
Beneficiary certificates		146,131		358,295		224,927
Others		16,781		14,835		28,625

Total financial assets held for trading		4,591,962		3,967,762		5,617,257

Financial assets designated at fair value through profit or loss
Debt securities:
Financial bond		529		139		—
Equity securities:
Beneficiary certificates		—		45,412		134,160
Derivative linked securities		—		—		574,687

Total financial assets designated at fair value through profit or loss		529		45,551		708,847

Total financial assets at fair value through profit or loss	(Won)	4,592,491	(Won)	4,013,313	(Won)	6,326,104

Available-for-sale financial assets
Debt securities:
Government and public bonds	(Won)	6,782,883	(Won)	6,741,084	(Won)	5,988,659
Financial bonds		5,913,528		5,758,716		6,432,081
Corporate bonds		3,951,988		4,586,077		5,375,387
Asset-backed securities		2,017,426		1,830,881		1,757,482
Others		203,735		208,966		180,922
Equity securities:
Stocks		1,982,409		1,910,970		1,911,108
Equity investments		64,210		85,131		87,917
Beneficiary certificates		905,244		1,159,723		643,468

Total available-for-sale financial assets		21,821,423		22,281,548		22,377,024

	As of January 1,		As of December 31,
	2010		2010		2011
	(In millions of Korean won)
Held-to-maturity financial assets
Debts securities:
Government and public bonds		5,753,518		6,339,677		5,435,754
Financial bonds		2,722,770		1,215,746		1,125,326
Corporate bonds		4,497,002		5,960,379		6,155,467
Asset-backed securities		241,997		392,300		338,611

Total held-to-maturity financial assets		13,215,287		13,908,102		13,055,158

Total financial investments	(Won)	35,036,710	(Won)	36,189,650	(Won)	35,432,182

The impairment losses and the reversal of impairment losses in financial investments for the years ended December 31, 2010 and 2011, are as follows:

	For the year Ended December 31, 2010
	Impairment		Reversal		Net
	(In millions of Korean won)
Available-for-sale financial assets	(Won)	(48,184)	(Won)	—	(Won)	(48,184)
Held-to-maturity financial assets		(523)		4		(519)

Total	(Won)	(48,707)	(Won)	4	(Won)	(48,703)

	For the year Ended December 31, 2011
	Impairment		Reversal		Net
	(In millions of Korean won)
Available-for-sale financial assets	(Won)	(51,072)	(Won)	—	(Won)	(51,072)
Held-to-maturity financial assets		(150)		117		(33)

Total	(Won)	(51,222)	(Won)	117	(Won)	(51,105)

13. Investments in associates and joint ventures

Investments in associates and joint ventures as of January 1, 2010, and December 31, 2010 and 2011, are as follows:

	As of January 1, 2010
	Ownership	Acquisition cost		Share of net asset amount		Carrying amount		Industry	Location
	(%)	(In millions of Korean won)
Associates
Balhae Infrastructure Fund(1)	12.61	(Won)	110,962	(Won)	114,623	(Won)	114,623	Investment finance	Korea
Korea Credit Bureau Co., Ltd.(1)	9.00		4,500		2,769		2,769	Credit Information	Korea
UAMCO., Ltd.(1)	17.50		12,250		11,992		11,992	Other finance	Korea
JSC Bank CenterCredit(2),(5)	30.52		817,539		226,940		474,502	Banking	Kazakhstan
Powerrex Corporation Co., Ltd.(4)	18.75		1,500		1,782		1,782	Manufacture of machine	Korea
Semiland Co., Ltd	24.42		1,470		1,886		1,886	Manufacture	Korea
Seho Robo Ind. Co., Ltd	22.73		223		605		605	Manufacture of machine	Korea
Serit Platform Co., Ltd	21.72		1,500		1,500		1,500	Manufacture of communication equipment	Korea
Sehwa Electronics Co., Ltd	20.95		3,508		3,508		3,508	Manufacture of electronic components	Korea
Testian Co., Ltd.(3)	14.29		500		500		500	Manufacture of semiconductor equipment	Korea
Ray Co., Ltd.(1)	10.88		1,050		1,050		1,050	Manufacture of radiation equipment	Korea

Sub-total			955,002		367,155		614,717

Joint venture
Burrill-KB Life Science Fund	—		—		—		—	New growth power biotech corporation investment	Korea

Total		(Won)	955,002	(Won)	367,155	(Won)	614,717

	As of December 31, 2010
	Ownership	Acquisition cost		Share of net asset amount		Carrying amount		Industry	Location
	(%)	(In millions of Korean won)
Associates
Balhae Infrastructure Fund(1)	12.61	(Won)	116,534	(Won)	120,274	(Won)	120,274	Investment finance	Korea
Korea Credit Bureau Co., Ltd.(1)	9.00		4,500		3,194		3,194	Credit Information	Korea
UAMCO., Ltd.(1)	17.50		85,050		85,622		85,622	Other finance	Korea
JSC Bank CenterCredit
Ordinary share(2), (5)	29.56		954,104		268,387		390,157	Banking	Kazakhstan
Preference share(2)	93.15
KoFC KBIC Frontier Champ 2010-5 (PEF)	50.00		10,500		10,469		10,438	Investment finance	Korea
KB Global Star Game & Apps SPAC(1), (5)	3.23		1,031		1,034		1,034	SPAC	Korea
Powerrex Corporation Co., Ltd.(4)	18.75		1,500		1,951		1,951	Manufacture of machine	Korea
Semiland Co., Ltd	21.32		1,470		2,095		2,095	Manufacture	Korea
Seho Robo Ind. Co., Ltd	22.73		223		820		820	Manufacture of machine	Korea
Serit Platform Co., Ltd	21.72		1,500		1,438		1,438	Manufacture of communication equipment	Korea
Sehwa Electronics Co., Ltd	20.95		3,508		3,385		3,385	Manufacture of electronic components	Korea
Testian Co., Ltd.(3)	20.40		820		857		857	Manufacture of semiconductor equipment	Korea
Solice Co., Ltd	20.30		2,007		2,007		2,007	Manufacture of machine	Korea
KT Wibro infrastructure	40.34		100,000		100,139		100,139	Manufacture of electronic components	Korea
Joam Housing Development Co., Ltd.(1)	15.00		8		—		—	Housing	Korea
Ilssan Elecom (Shenyang) Co., Ltd	100.00		2,140		(960)		—	Manufacture of electronic components	China

Sub-total			1,284,895		600,712		723,411

Joint venture
Burrill-KB Life Science Fund	35.53		372		—		—	New growth power biotech corporation investment	Korea

Total		(Won)	1,285,267	(Won)	600,712	(Won)	723,411

	As of December 31, 2011
	Ownership	Acquisition cost		Share of net asset amount		Carrying amount		Industry	Location
	(%)	(In millions of Korean won)
Associates
Balhae Infrastructure Fund(1)	12.61	(Won)	125,597	(Won)	128,778	(Won)	128,778	Investment finance	Korea
Korea Credit Bureau Co., Ltd.(1)	9.00		4,500		3,766		3,766	Credit Information	Korea
UAMCO., Ltd.(1)	17.50		85,050		103,617		109,531	Other finance	Korea
JSC Bank CenterCredit
Ordinary share(2), (5)	29.56		954,104		271,941		365,059	Banking	Kazakhstan
Preference share(2)	93.15
KoFC KBIC Frontier Champ 2010-5 (PEF)	50.00		28,850		28,840		28,831	Investment finance	Korea
KB Global Star Game & Apps SPAC(1), (5)	0.23		20		48		48	SPAC	Korea
Semiland Co., Ltd	21.32		1,470		2,247		2,247	Manufacture	Korea
Serit Platform Co., Ltd	21.72		1,500		1,451		1,451	Manufacture of communication equipment	Korea
Sehwa Electronics Co., Ltd	20.95		3,508		3,454		3,454	Manufacture of electronic components	Korea
Testian Co., Ltd.(3)	19.90		820		789		789	Manufacture of semiconductor equipment	Korea
DS Plant Co., Ltd.(3)	—		—		—		—	Manufacture of machine	Korea
KT Wibro infrastructure	40.34		100,000		104,049		104,049	Manufacture of electronic components	Korea
Joam Housing Development Co., Ltd.(1)	15.00		8		—		—	Housing	Korea
United PF 1st Recovery Private Equity Fund(1)	18.50		148,000		149,099		143,437	Other finance	Korea
Ilssan Elecom (Shenyang) Co., Ltd	100.00		2,140		(1,270)		—	Manufacture of electronic components	China
Qingdao Danam Electronics Co., Ltd	100.00		692		692		692	Manufacture of electronic components	China

Total		(Won)	1,456,259	(Won)	797,501	(Won)	892,132

(1)

As of January 1, 2010 and December 31, 2010 and 2011, the Group represents on governing body of Balhae Infrastructure Fund, Korea Credit Bureau Co., Ltd., UAMCO., Ltd., KB Global Star Game & Apps SPAC, Joam Housing Development Co., Ltd., United PF 1st Recovery Private Equity Fund and Ray Co., Ltd. and business relationships with those associates. Therefore, the Group has significant influence over the decision-making process relating to their financial and business policies.

(2)

The Group determined that ordinary shares and convertible preference shares issued by JSC Bank CenterCredit are the same in economic substance except for the voting rights, and therefore, the equity method of accounting is applied on the basis of single ownership ratio of 41.93%, calculated based on ordinary and convertible preference shares held by the Group against the total outstanding ordinary and convertible preference shares issued by JSC Bank CenterCredit.

(3)

The Group’s ownership in DS Plant Co., Ltd. and Testian Co., Ltd. are 21.05%, 27.39%( January 1, 2010: 23.81%, December 31, 2010: 27.39%), respectively, when the potential voting rights from redeemable convertible preference shares and convertible bond held by the Group are taken into account as of December 31, 2011.

(4)

The Group’s ownership in Powerrex Corporation Co., Ltd. are 33.54%, 33.54% respectively, when the potential voting rights from redeemable convertible preference shares held by the Group are taken into account as of January 1, 2010 and December 31, 2010.

(5)

Fair value of ordinary shares of JSC Bank CenterCredit, reflecting the published market price, as of January 1, 2010 and December 31, 2010 and 2011, are (Won) 262,601 million, (Won) 217,164 million and (Won) 89,669 million, respectively and fair value of shares of KB Global Star Game & Apps SPAC, reflecting the published market price, as of December 31, 2011 is (Won) 47 million.

Summarized financial information on associates and joint ventures:

	As of January 1, 2010
	Total assets		Total liabilities		Capital stock		Equity
	(In millions of Korean won)
Associates
Balhae Infrastructure Fund	(Won)	911,332	(Won)	1,985	(Won)	880,301	(Won)	909,347
Korea Credit Bureau Co., Ltd		36,807		6,040		10,000		30,767
UAMCO., Ltd		68,710		185		350		68,525
JSC Bank CenterCredit		9,114,674		8,371,096		414,001		743,578
Powerrex Corporation Co., Ltd		21,547		18,244		800		3,303
Semiland Co., Ltd		8,771		4,716		985		4,055
Seho Robo Ind. Co., Ltd		6,344		3,684		966		2,660
Serit Platform Co., Ltd		6,213		3,742		1,000		2,471
Sehwa Electronics Co., Ltd		29,891		13,750		1,050		16,141
Testian Co., Ltd		1,793		1,474		875		319
Ray Co., Ltd		1,795		2,021		965		(226)
Joint venture
Burrill-KB Life Science Fund		—		612		—		(612)

	As of and for the Year Ended December 31, 2010
	Total assets		Total liabilities		Capital stock		Equity		Revenues		Profit(loss)
	(In millions of Korean won)
Associates
Balhae Infrastructure Fund	(Won)	956,234	(Won)	2,061	(Won)	903,305	(Won)	954,173	(Won)	66,474	(Won)	58,580
Korea Credit Bureau Co., Ltd		44,983		9,507		10,000		35,476		33,055		4,709
UAMCO., Ltd		1,782,180		1,292,911		2,430		489,269		27,204		4,745
JSC Bank CenterCredit		9,451,778		8,811,764		546,794		640,014		240,362		(232,669)
KoFC KBIC Frontier Champ 2010-5 (PEF)		20,991		53		21,000		20,938		—		(63)
KB Global Star Game & Apps SPAC		21,124		1,206		862		19,918		—		(898)
Powerrex Corporation Co., Ltd		16,020		13,218		800		2,802		7,675		(500)
Semiland Co., Ltd		9,660		5,072		985		4,588		5,902		550
Seho Robo Ind. Co., Ltd		8,696		5,087		966		3,609		6,147		949
Serit Platform Co., Ltd		6,646		4,460		1,000		2,186		3,185		(284)
Sehwa Electronics Co., Ltd		31,511		15,955		1,050		15,556		21,903		(532)
Testian Co., Ltd		2,442		1,549		1,005		893		274		54
Solice Co., Ltd		15,231		9,823		2,291		5,408		13,673		286
KT Wibro infrastructure		255,680		7,619		24,792		248,061		—		139
Joam Housing Development Co., Ltd		68,763		71,707		50		(2,944)		595		(2,994)
IlssanElecom (Shenyang) Co., Ltd		1,895		2,855		2,140		(960)		3,620		17
Joint venture
Burrill-KB Life Science Fund		—		1,612		1,048		(1,612)		1		(2,048)

	As of and for the Year Ended December 31, 2011
	Total assets		Total liabilities		Capital stock		Equity		Revenues		Profit(loss)
	(In millions of Korean won)
Associates
Balhae Infrastructure Fund	(Won)	1,023,825	(Won)	2,187	(Won)	971,835	(Won)	1,021,638	(Won)	63,530	(Won)	55,069
Korea Credit Bureau Co., Ltd		51,484		9,651		10,000		41,833		40,535		6,357
UAMCO., Ltd		3,738,326		3,146,227		2,430		592,099		468,220		106,274
JSC Bank CenterCredit		8,392,599		7,744,111		546,794		648,488		352,383		10,627
KoFC KBIC Frontier Champ 2010-5 (PEF)		58,015		334		57,700		57,681		2,210		1,065
KB Global Star Game & Apps SPAC		21,755		1,260		862		20,495		—		173
Semiland Co., Ltd		11,074		6,080		985		4,994		5,996		387
Serit Platform Co., Ltd		5,985		3,590		1,000		2,395		4,617		(203)
Sehwa Electronics Co., Ltd		27,378		11,487		1,050		15,891		13,812		43
Testian Co., Ltd		2,442		1,651		1,030		791		426		62
DS Plant Co., Ltd		10,431		7,166		600		3,265		12,518		601
KT Wibro infrastructure		277,933		25,963		24,792		251,970		1,719		2,310
Joam Housing Development Co., Ltd		85,714		89,485		50		(3,771)		18,451		(828)
United PF 1st Recovery Private Equity Fund		836,104		30,162		800,000		805,942		58,529		5,942
IlssanElecom (Shenyang) Co., Ltd		1,094		2,364		2,140		(1,270)		4,360		(205)
Qingdao Danam Electronics Co., Ltd		1,394		702		4,733		692		—		—

The changes in investments in associates and joint ventures for the years ended December 31, 2010 and 2011, are as follows:

	For the year Ended December 31, 2010
	Beginning		Acquisition (disposal)		Dividends		Gains (losses)		Other compre- hensive income		Impairment loss		Ending
	(In millions of Korean won)
Associates
Balhae Infrastructure Fund	(Won)	114,623	(Won)	5,572	(Won)	(7,305)	(Won)	7,384	(Won)	—	(Won)	—	(Won)	120,274
Korea Credit Bureau Co., Ltd		2,769		—		—		425		—		—		3,194
UAMCO., Ltd		11,992		72,800		—		830		—		—		85,622
JSC Bank CenterCredit(1)		474,502		136,565		(3)		(92,136)		(2,009)		(126,762)		390,157
KoFC KBIC Frontier Champ 2010-5 (PEF)		—		10,500		—		(62)		—		—		10,438
KB Global Star Game & Apps SPAC		—		1,033		—		(4)		5		—		1,034
Powerrex Corporation Co., Ltd		1,782		—		—		169		—		—		1,951
Semiland Co., Ltd		1,886		—		(11)		220		—		—		2,095
Seho Robo Ind. Co., Ltd		605		—		—		215		—		—		820
Serit Platform Co., Ltd		1,500		—		—		(62)		—		—		1,438
Sehwa Electronics Co., Ltd		3,508		—		(11)		(112)		—		—		3,385
Testian Co., Ltd		500		320		—		37		—		—		857
Solice Co., Ltd		—		2,007		—		—		—		—		2,007
Ray Co., Ltd		1,050		(1,050)		—		—		—		—		—
KT Wibro infrastructure		—		100,000		—		139		—		—		100,139
Joam Housing Development Co., Ltd.		—		8		—		(8)		—		—		—
IlssanElecom(Shenyang) Co., Ltd		—		—		—		—		—		—		—

Sub-total		614,717		327,755		(7,330)		(82,965)		(2,004)		(126,762)		723,411

Joint venture
Burrill-KB Life Science Fund		—		372		—		(372)		—		—		—

Total	(Won)	614,717	(Won)	328,127	(Won)	(7,330)	(Won)	(83,337)	(Won)	(2,004)	(Won)	(126,762)	(Won)	723,411

	For the year Ended December 31, 2011
	Beginning		Acquisition (disposal)		Dividends		Gains (losses)		Other compre- hensive income		Impair- ment loss		Others		Ending
	(In millions of Korean won)
Associates
Balhae Infrastructure Fund	(Won)	120,274	(Won)	9,063	(Won)	(7,501)	(Won)	6,942	(Won)	—	(Won)	—	(Won)	—	(Won)	128,778
Korea Credit Bureau Co., Ltd		3,194		—		—		572		—		—		—		3,766
UAMCO., Ltd		85,622		—		—		23,909		—		—		—		109,531
JSC Bank CenterCredit(1)		390,157		—		(3)		(4,652)		45		(20,488)		—		365,059
KoFC KBIC Frontier Champ 2010-5 (PEF)		10,438		18,350		—		554		(511)		—		—		28,831
KB Global Star Game & Apps SPAC		1,034		(1,011)		—		17		(6)		—		14		48
Powerrex Corporation Co., Ltd		1,951		—		—		(1,951)		—		—		—		—
Semiland Co., Ltd		2,095		—		(11)		163		—		—		—		2,247
Seho Robo Ind. Co., Ltd		820		(1,358)		—		538		—		—		—		—
Serit Platform Co., Ltd		1,438		—		—		13		—		—		—		1,451
Sehwa Electronics Co., Ltd		3,385		—		—		53		16		—		—		3,454
Testian Co., Ltd		857		—		—		(68)		—		—		—		789
Solice Co., Ltd		2,007		(2,007)		—		—		—		—		—		—
KT Wibro infrastructure		100,139		—		—		3,910		—		—		—		104,049
Joam Housing Development Co., Ltd.		—		—		—		—		—		—		—		—
United PF 1st Recovery Private Equity Fund		—		148,000		—		(4,563)		—		—		—		143,437
IlssanElecom(Shenyang) Co., Ltd		—		—		—		—		—		—		—		—
Qingdao Danam Electronics Co., Ltd.		—		692		—		—		—		—		—		692

Sub-total		723,411		171,729		(7,515)		25,437		(456)		(20,488)		14		892,132

Joint venture
Burrill-KB Life Science Fund		—		—		—		—		—		—		—		—

Total	(Won)	723,411	(Won)	171,729	(Won)	(7,515)	(Won)	25,437	(Won)	(456)	(Won)	(20,488)	(Won)	14	(Won)	892,132

(1)

Kazakhstan has been experiencing liquidity problems and roll-over of borrowings in the financial sector due to depression of its domestic economy mainly driven by delays of recovery in the local real estate market and global credit crunch. The Group determined that the decrease in the investment value of its BCC shares were not expected to recover in the near future due to an adverse economic condition in Kazakhstan, particularly the real estate market and the fact that loan portfolio of BCC consisted mainly of loans collateralized by real estates. The recoverable amount of shares of JSC Bank CenterCredit, obtained from an independent third-party valuation service as of December 31, 2010 and 2011, amounts to (Won) 390,157 million and (Won) 365,059 million, respectively. Carrying amount of shares of JSC Bank CenterCredit before recognizing impairment losses, amounts to (Won) 516,919 million and (Won) 385,547 million, respectively.

Accumulated unrecognized share of losses of an associate and joint venture due to discontinued recognition of Group’s share of losses as of December 31, 2010 and 2011, are as follows:

	As of December 31, 2010
	Unrecognized loss		Unrecognized change in equity
	(In millions of Korean won)
Joam Housing Development Co., Ltd.	(Won)	(442)	(Won)	—
IlssanElecom(Shenyang) Co., Ltd.		(960)		—
Burrill-KB Life Science Fund		(200)		—

	As of December 31, 2011
	Unrecognized loss		Unrecognized change in equity
	(In millions of Korean won)
Joam Housing Development Co., Ltd..	(Won)	(566)	(Won)	—
IlssanElecom(Shenyang) Co., Ltd		(1,165)		(105)

14. Property and Equipment, and Investment Property

The details of property and equipment as of January 1, 2010, and December 31, 2010 and 2011, are as follows:

	As of January 1, 2010
	Acquisition cost		Accumulated depreciation		Accumulated impairment losses		Carrying amount
	(In millions of Korean won)
Land	(Won)	2,010,300	(Won)	—	(Won)	(586)	(Won)	2,009,714
Buildings		1,138,390		(245,309)		(3,498)		889,583
Leasehold improvements		397,499		(335,781)		—		61,718
Equipment and vehicles		1,781,709		(1,507,631)		—		274,078
Construction in-progress		350		—		—		350
Financial lease assets		33,045		(10,577)		—		22,468

Total	(Won)	5,361,293	(Won)	(2,099,298)	(Won)	(4,084)	(Won)	3,257,911

	As of December 31, 2010
	Acquisition cost		Accumulated depreciation		Accumulated impairment losses		Carrying amount
	(In millions of Korean won)
Land	(Won)	2,023,447	(Won)	—	(Won)	(583)	(Won)	2,022,864
Buildings		1,168,155		(274,267)		(2,668)		891,220
Leasehold improvements		429,790		(379,156)		—		50,634
Equipment and vehicles		1,640,867		(1,466,049)		—		174,818
Construction in-progress		119		—		—		119
Financial lease assets		33,045		(22,440)		—		10,605

Total	(Won)	5,295,423	(Won)	(2,141,912)	(Won)	(3,251)	(Won)	3,150,260

	As of December 31, 2011
	Acquisition cost		Accumulated depreciation		Accumulated impairment losses		Carrying amount
	(In millions of Korean won)
Land	(Won)	2,022,943	(Won)	—	(Won)	(581)	(Won)	2,022,362
Buildings		1,200,813		(301,947)		(2,661)		896,205
Leasehold improvements		484,328		(424,742)		—		59,586
Equipment and vehicles		1,710,477		(1,513,746)		—		196,731
Construction in-progress		1,075		—		—		1,075
Financial lease assets		43,756		(33,695)		—		10,061

Total	(Won)	5,463,392	(Won)	(2,274,130)	(Won)	(3,242)	(Won)	3,186,020

The changes in property and equipment for the years ended December 31, 2010 and 2011, are as follows:

	For the year Ended December 31, 2010
	Beginning		Acquisition		Transfers(1)		Disposal		Depreciation(2)		Others		Ending
	(In millions of Korean won)
Land	(Won)	2,009,714	(Won)	—	(Won)	12,475	(Won)	(1,437)	(Won)	—	(Won)	2,112	(Won)	2,022,864
Buildings		889,583		40		28,622		(1,022)		(27,395)		1,392		891,220
Leasehold Improvements		61,718		1,366		27,346		(169)		(44,887)		5,260		50,634
Equipment and vehicles		274,078		67,066		—		(379)		(166,011)		64		174,818
Construction in-progress		350		52,307		(52,538)		—		—		—		119
Financial lease assets		22,468		—		—		—		(11,863)		—		10,605

Total	(Won)	3,257,911	(Won)	120,779	(Won)	15,905	(Won)	(3,007)	(Won)	(250,156)	(Won)	8,828	(Won)	3,150,260

(1)	Including transfers with investment property and assets held for sale.
(2)	Including (Won) 96 million recorded in other operating expenses in the statement of comprehensive income.

	For the year Ended December 31, 2011
	Beginning		Acquisition		Transfers(1)		Disposal		Depreciation(2)		Others		Ending
	(In millions of Korean won)
Land	(Won)	2,022,864	(Won)	195	(Won)	(706)	(Won)	(18)	(Won)	—	(Won)	27	(Won)	2,022,362
Buildings		891,220		3,019		30,207		(26)		(28,307)		92		896,205
Leasehold Improvements		50,634		11,414		39,195		(423)		(47,447)		6,213		59,586
Equipment and vehicles		174,818		160,319		—		(847)		(137,559)		—		196,731
Construction in-progress		119		76,258		(75,302)		—		—		—		1,075
Financial lease assets		10,605		10,700		—		—		(11,244)		—		10,061

Total	(Won)	3,150,260	(Won)	261,905	(Won)	(6,606)	(Won)	(1,314)	(Won)	(224,557)	(Won)	6,332	(Won)	3,186,020

(1)	Including transfers with investment property and assets held for sale.
(2)	Including (Won) 122 million recorded in other operating expenses in the statement of comprehensive income.

The changes in accumulated impairment losses of property and equipment for the years ended December 31, 2010 and 2011, are as follows:

For the year Ended December 31, 2010
Beginning		Impairment		Reversal		Others		Ending
(In millions of Korean won)
(Won)	(4,084)	(Won)	—	(Won)	—	(Won)	833	(Won)	(3,251)

For the year Ended December 31, 2011
Beginning		Impairment		Reversal		Others		Ending
(In millions of Korean won)
(Won)	(3,251)	(Won)	—	(Won)	—	(Won)	9	(Won)	(3,242)

The details of investment property as of January 1, 2010, and December 31, 2010 and 2011, are as follows:

	As of January 1, 2010
	Acquisition cost		Accumulated depreciation		Carrying amount
	(In millions of Korean won)
Land	(Won)	50,037	(Won)	—	(Won)	50,037
Buildings		23,524		(5,584)		17,940

Total	(Won)	73,561	(Won)	(5,584)	(Won)	67,977

	As of December 31, 2010
	Acquisition cost		Accumulated depreciation		Carrying amount
	(In millions of Korean won)
Land	(Won)	38,633	(Won)	—	(Won)	38,633
Buildings		18,941		(4,653)		14,288

Total	(Won)	57,574	(Won)	(4,653)	(Won)	52,921

	As of December 31, 2011
	Acquisition cost		Accumulated depreciation		Carrying amount
	(In millions of Korean won)
Land	(Won)	37,451	(Won)	—	(Won)	37,451
Buildings		18,961		(4,860)		14,101

Total	(Won)	56,412	(Won)	(4,860)	(Won)	51,552

As of January 1, 2010 and December 31, 2010 and 2011, fair values of the investment properties amount to (Won) 67,471 million, (Won) 52,740 million and, (Won) 48,996 million, respectively. The investment properties were valued by qualified independent appraisers with experience in valuing similar properties in the same location.

Rental income from the above investment properties for the years ended December 31, 2010 and 2011, amounts to (Won) 1,122 million and (Won) 683 million, respectively.

The changes in investment property for the year ended December 31, 2010 and 2011, are as follows:

	For the year Ended December 31, 2010
	Beginning		Transfers		Depreciation		Ending
	(In millions of Korean won)
Land	(Won)	50,037	(Won)	(11,404)	(Won)	—	(Won)	38,633
Buildings		17,940		(3,205)		(447)		14,288

Total	(Won)	67,977	(Won)	(14,609)	(Won)	(447)	(Won)	52,921

	For the year Ended December 31, 2011
	Beginning		Transfers		Depreciation		Ending
	(In millions of Korean won)
Land	(Won)	38,633	(Won)	(1,182)	(Won)	—	(Won)	37,451
Buildings		14,288		264		(451)		14,101

Total	(Won)	52,921	(Won)	(918)	(Won)	(451)	(Won)	51,552

Property and equipment insured as of January 1, 2010, and December 31, 2010 and 2011, are as follows:

		Insurance coverage
Type	Assets insured	As of January 1,		As of December 31,				Insurance company
		2010		2010		2011
		(In millions of Korean won)
General property insurance	Buildings(1)	(Won)	965,269	(Won)	986,576	(Won)	1,061,097	Samsung Fire & Marine Insurance Co., Ltd. and others
	Leasehold improvements		172,467		144,267		134,595
	Equipment and vehicles and others		342,144		168,920		179,804

	Total	(Won)	1,479,880	(Won)	1,299,763	(Won)	1,375,496

(1)	Buildings include office buildings, investment properties and assets held for sale.

15. Intangible Assets

The details of intangible assets as of January 1, 2010, and December 31, 2010 and 2011, are as follows:

	As of January 1, 2010
	Acquisition cost		Accumulated amortization		Carrying amount
	(In millions of Korean won)
Goodwill	(Won)	136,755	(Won)	—	(Won)	136,755
Other intangible assets		471,955		(206,133)		265,822

Total	(Won)	608,710	(Won)	(206,133)	(Won)	402,577

	As of December 31, 2010
	Acquisition cost		Accumulated amortization		Carrying amount
	(In millions of Korean won)
Goodwill	(Won)	143,209	(Won)	—	(Won)	143,209
Other intangible assets		670,899		(309,188)		361,711

Total	(Won)	814,108	(Won)	(309,188)	(Won)	504,920

	As of December 31, 2011
	Acquisition cost		Accumulated amortization		Accumulated impairment losses		Carrying amount
	(In millions of Korean won)
Goodwill	(Won)	143,209	(Won)	—	(Won)	—	(Won)	143,209
Other intangible assets		760,538		(421,380)		(13,926)		325,232

Total	(Won)	903,747	(Won)	(421,380)	(Won)	(13,926)	(Won)	468,441

The details of goodwill as of January 1, 2010, and December 31, 2010 and 2011, are as follows:

	As of January 1,				As of December 31,
	2010				2010				2011
	Acquisition cost		Carrying amount		Acquisition cost		Carrying amount		Acquisition cost		Carrying amount
	(In millions of Korean won)
Housing & Commercial Bank	(Won)	65,288	(Won)	65,288	(Won)	65,288	(Won)	65,288	(Won)	65,288	(Won)	65,288
KB Cambodia Bank		1,202		1,202		1,202		1,202		1,202		1,202
KB Investment Securities		70,265		70,265		70,265		70,265		70,265		70,265
Powernet Technologies Co., Ltd		—		—		6,454		6,454		6,454		6,454

Total	(Won)	136,755	(Won)	136,755	(Won)	143,209	(Won)	143,209	(Won)	143,209	(Won)	143,209

The goodwill related to Housing & Commercial Bank (“H&CB”), KB Cambodia Bank and KB Investment Securities arose prior to the IFRS transition date, and the carrying amount of goodwill as of the IFRS transition date was its carrying amount in accordance with previous K-GAAP.

The details of allocating goodwill to cash-generating units and related information for impairment testing as of December 31, 2011, are as follows:

	Housing & Commercial Bank
	Retail banking		Corporate banking		KB Cambodia Bank		KB Investment Securities		Powernet Technologies Co., Ltd.		Total
	(In millions of Korean won)
Carrying amounts	(Won)	49,315	(Won)	15,973	(Won)	1,202	(Won)	70,265	(Won)	6,454	(Won)	143,209
Recoverable amount exceeded carrying amount		114,763		96,851		893		48,176		1,157		261,840
Discount rate (%)		16.0		15.0		18.9		16.4		15.5
Permanent growth rate (%)		2.3		2.3		4.7		2.3		2.3

Goodwill is allocated to cash-generating units that are expected to benefit from the synergies of the combination for impairment testing, and cash-generating units consist of an operating segment or units which are not larger than an operating segment. The Group recognized the amount of (Won)65,288 million related to goodwill acquired in merger of Housing & Commercial Bank. Of those respective amounts, the amounts of (Won)49,315 million and (Won)15,973 million were allocated to the Retail Banking and Corporate Banking, respectively. Cash-generating units to which goodwill has been allocated is tested for impairment annually, and whenever there is an indication that the unit may be impaired, by comparing the carrying amount of the unit, including the goodwill, with the recoverable amount of the unit.

The recoverable amount of a cash-generating unit is measured at the higher of its fair value less costs to sell and its value in use. The fair value less costs to sell is the amount obtainable from the sale in an arm’s length transaction between knowledgeable, willing parties, less the costs of disposal. If it is difficult to measure the amount obtainable from the sale, the Group measures the fair value less costs to sell by adjusting the amount obtained from the sale of similar cash-generating units, reflecting the characteristics of the measured cash-generating unit. If it is not possible to obtain the reliable information to measure the fair value less costs to sell, the Group uses the asset’s value in use as its recoverable amount. Value in use is the present value of the future cash flows expected to be derived from an asset or cash-generating unit. The projections of the future cash flows are based on the most recent financial budget approved by management and cover a maximum period of five years. The future cash flows after a maximum period of five years are estimated on the assumption that the future cash flows will increase by 2.3% for Retail Banking, Corporate Banking, KB Investment Securities, and Powernet Technologies Co., Ltd. and 4.7% for KB Cambodia Bank every year. The key assumptions used for the estimation of the future cash flows are the market size and the Group’s market share. The discount rate is a pre-tax rate that reflects assumptions regarding risk-free interest rate, market risk premium and the risks specific to the asset for which the future cash flow estimates have not been adjusted.

The details of intangible assets, excluding goodwill, as of January 1, 2010, and December 31, 2010 and 2011, are as follows:

	As of January 1, 2010
	Acquisition cost		Accumulated amortization		Carrying amount
	(In millions of Korean won)
Industrial property rights	(Won)	946	(Won)	(832)	(Won)	114
Software		305,963		(145,082)		160,881
Other intangible assets		151,390		(57,753)		93,637
Finance leases assets		13,656		(2,466)		11,190

Total	(Won)	471,955	(Won)	(206,133)	(Won)	265,822

	As of December 31, 2010
	Acquisition cost		Accumulated amortization		Carrying amount
	(In millions of Korean won)
Industrial property rights	(Won)	955	(Won)	(870)	(Won)	85
Software		495,715		(238,178)		257,537
Other intangible assets		160,573		(64,261)		96,312
Finance leases assets		13,656		(5,879)		7,777

Total	(Won)	670,899	(Won)	(309,188)	(Won)	361,711

	As of December 31, 2011
	Acquisition cost		Accumulated amortization		Accumulated impairment losses		Carrying amount
	(In millions of Korean won)
Industrial property rights	(Won)	1,025	(Won)	(919)	(Won)	—	(Won)	106
Software		556,739		(340,421)		—		216,318
Other intangible assets		183,714		(69,396)		(13,926)		100,392
Finance leases assets		19,060		(10,644)		—		8,416

Total	(Won)	760,538	(Won)	(421,380)	(Won)	(13,926)	(Won)	325,232

The changes in intangible assets, excluding goodwill, for the years ended December 31, 2010 and 2011, are as follows:

	For the Year Ended December 31, 2010
	Beginning		Acquisition		Amortization(1)		Others		Ending
	(In millions of Korean won)
Industrial property rights	(Won)	114	(Won)	9	(Won)	(38)	(Won)	—	(Won)	85
Software		160,881		184,293		(87,637)		—		257,537
Other intangible assets		93,637		8,821		(6,143)		(3)		96,312
Finance leases assets		11,190		—		(3,413)		—		7,777

Total	(Won)	265,822	(Won)	193,123	(Won)	(97,231)	(Won)	(3)	(Won)	361,711

(1)	Including (Won) 46 million recorded in other operating expenses in the statement of comprehensive income.

	For the Year Ended December 31, 2011
	Beginning		Acquisition		Disposal		Transfer		Amortization(1)		Others		Ending
	(In millions of Korean won)
Industrial property rights	(Won)	85	(Won)	28	(Won)	—	(Won)	—	(Won)	(42)	(Won)	35	(Won)	106
Software		257,537		64,826		—		435		(106,480)		—		216,318
Other intangible assets		96,312		34,142		(9,310)		(435)		(6,361)		(13,956)		100,392
Finance leases assets		7,777		5,404		—		—		(4,765)		—		8,416

Total	(Won)	361,711	(Won)	104,400	(Won)	(9,310)	(Won)	—	(Won)	(117,648)	(Won)	(13,921)	(Won)	325,232

(1)	Including (Won)41 million recorded in other operating expenses in the statement of comprehensive income.

The changes in accumulated impairment losses on intangible assets for the year ended December 31, 2011, are as follows:

	Beginning(1)		Impairment		Reversal		Others		Ending
Accumulated impairment losses on intangible assets	(Won)	—	(Won)	(13,926)	(Won)	—	(Won)	—	(Won)	(13,926)

(1)	As of December 31, 2010, there are no accumulated impairment losses on intangible assets.

16. Deferred income tax assets and liabilities

The details of deferred income tax assets and liabilities as of January 1, 2010, and December 31, 2010 and 2011, are as follows:

	As of January 1, 2010
	Assets		Liabilities		Net amount
	(In millions of Korean won)
Other provisions	(Won)	186,852	(Won)	(81,774)	(Won)	105,078
Allowances for loan losses		2,926		(128,378)		(125,452)
Impairment losses on property and equipment		2,097		—		2,097
Interest on equity index-linked deposits		2,010		—		2,010
Provisions for guarantees		32,546		(10,978)		21,568
Losses(gains) from valuation on derivatives		4,197		(109,220)		(105,023)
Present value discount		—		(6,642)		(6,642)
Losses(gains) from fair value hedged item		—		(26,328)		(26,328)
Accrued interest		181		(21,343)		(21,162)
Deferred loan origination fees and costs		53		(55,261)		(55,208)
Advanced depreciation provisions		—		(111,542)		(111,542)
Losses(gains) from revaluation		—		(251,629)		(251,629)
Investments in subsidiaries and others		46,701		(2,583)		44,118
Others		361,614		(221,634)		139,980

Sub-total		639,177		(1,027,312)		(388,135)

Off-setting of deferred income tax assets and liabilities		(622,673)		622,673		—

Total	(Won)	16,504	(Won)	(404,639)	(Won)	(388,135)

	As of December 31, 2010
	Assets		Liabilities		Net amount
	(In millions of Korean won)
Other provisions	(Won)	130,669	(Won)	(32)	(Won)	130,637
Allowances for loan losses		4,642		(13,916)		(9,274)
Impairment losses on property and equipment		1,537		—		1,537
Interest on equity index-linked deposits		2,514		—		2,514
Share-based payments		3,176		—		3,176
Provisions for guarantees		99,484		—		99,484
Losses(gains) from valuation on derivatives		989		(122,808)		(121,819)
Present value discount		—		(16,147)		(16,147)
Losses(gains) from fair value hedged item		28,517		—		28,517
Accrued interest		—		(92,135)		(92,135)
Deferred loan origination fees and costs		41		(69,773)		(69,732)
Advanced depreciation provisions		—		(111,542)		(111,542)
Losses(gains) from revaluation		—		(251,418)		(251,418)
Dividends from SPEs		564		—		564
Investments in subsidiaries and others		46,354		(27,662)		18,692
Others		323,185		(215,769)		107,416

Sub-total		641,672		(921,202)		(279,530)

Off-setting of deferred income tax assets and liabilities		(637,627)		637,627		—

Total	(Won)	4,045	(Won)	(283,575)	(Won)	(279,530)

	As of December 31, 2011
	Assets		Liabilities		Net amount
	(In millions of Korean won)
Other provisions	(Won)	113,752	(Won)	(115)	(Won)	113,637
Allowances for loan losses		200		(2,574)		(2,374)
Impairment losses on property and equipment		3,065		—		3,065
Interest on equity index-linked deposits		1,785		—		1,785
Share-based payments		4,069		—		4,069
Provisions for guarantees		75,326		—		75,326
Losses(gains) from valuation on derivatives		1,584		(109,427)		(107,843)
Present value discount		3,770		(12,603)		(8,833)
Losses(gains) from fair value hedged item		26,522		—		26,522
Accrued interest		—		(91,147)		(91,147)
Deferred loan origination fees and costs		49		(96,848)		(96,799)
Gains from revaluation		—		(276,505)		(276,505)
Investments in subsidiaries and others		24,943		(41,541)		(16,598)
Derivative linked securities		444,766		(446,837)		(2,071)
Others		433,962		(254,709)		179,253

Sub-total		1,133,793		(1,332,306)		(198,513)

Off-setting of deferred income tax assets and liabilities		(1,111,464)		1,111,464		—

Total	(Won)	22,329	(Won)	(220,842)	(Won)	(198,513)

Unrecognized deferred income tax liabilities

No deferred income tax liabilities have been recognized for the taxable temporary difference of (Won)47,625 million associated with investment in subsidiaries and associates as of December 31, 2011, due to the following reasons:

•	The Group is able to control the timing of the reversal of the temporary difference.

•	It is probable that the temporary difference will not reverse in the foreseeable future.

No deferred income tax liabilities have been recognized for the taxable temporary difference of (Won)65,288 million arising from the initial recognition of goodwill as of December 31, 2011.

Unrecognized deferred income tax assets

No deferred income tax assets have been recognized for the deductible temporary difference of (Won)3,279,925 million associated with investments in subsidiaries and others as of December 31, 2011, because it is not probable that the temporary differences will reverse in the foreseeable future.

No deferred income tax assets have been recognized for deductible temporary differences of (Won)2,546 million, (Won) 365 million, (Won) 80,204 million and (Won) 88,939 million associated with share-based payments, other provisions, loss on SPE repurchase and others, respectively, as of December 31, 2011, due to the uncertainty that these will be realized in the future.

The changes in cumulative temporary differences for the years ended December 31, 2010 and 2011, are as follows:

	For the Year Ended December 31, 2010
	Beginning		Decrease		Increase		Ending
	(In millions of Korean won)
Deductible temporary differences
Gains (losses) from fair value hedged item	(Won)	—	(Won)	—	(Won)	129,178	(Won)	129,178
Other provisions		477,776		479,693		586,916		584,999
Accrued interest		746		746		—		—
Allowances for loan losses		13,570		18,037		24,736		20,269
Impairment losses on property and equipment		9,468		9,468		6,904		6,904
Deferred loan origination fees and costs		217		217		171		171
Interest on equity index-linked deposits		8,306		8,306		10,388		10,388
Share-based payments		46,572		46,572		30,271		30,271
Provisions for guarantees		91,988		91,988		414,048		414,048
Gains (losses) from valuation on derivatives		4,312		4,312		4,468		4,468
Dividends from SPEs		185,602		183,039		—		2,563
Loss on SPE repurchase		80,204		—		—		80,204
Investments in subsidiaries and others		3,361,305		109,029		231,000		3,483,276
Others		1,309,930		313,391		397,462		1,394,001

Sub-total		5,589,996		1,264,798		1,835,542		6,160,740

Unrecognized deferred income tax assets:
Share based payments		46,572						15,834
Other provisions		344						1,477
Dividends from SPEs		185,602						—
Loss on SPE repurchase		80,204						80,204
Investments in subsidiaries and others		3,148,284						3,271,732
Others		90,928						92,307

Total	(Won)	2,038,062					(Won)	2,699,186

Tax rate (%)(1)		24.2, 22.0						24.2, 22.0

Deferred income tax assets from deductible temporary differences	(Won)	639,177					(Won)	641,672

	For the Year Ended December 31, 2010
	Beginning		Decrease		Increase		Ending
	(In millions of Korean won)
Taxable temporary differences
Gains (losses) from fair value hedged item	(Won)	(120,437)	(Won)	(120,437)	(Won)	—	(Won)	—
Accrued interest		(89,928)		(25,776)		(341,265)		(405,417)
Allowances for loans losses		(529,573)		(528,693)		(56,698)		(57,578)
Deferred loan origination fees and costs		(246,565)		(246,565)		(312,168)		(312,168)
Advanced depreciation provisions		(460,918)		—		—		(460,918)
Gains (losses) from valuation on derivatives		(476,513)		(476,513)		(502,897)		(502,897)
Present value discount		(40,058)		—		(30,936)		(70,994)
Goodwill		(65,288)		—		—		(65,288)
Gains on revaluation		(1,143,769)		(960)		—		(1,142,809)
Investments in subsidiaries and others		(3,068,353)		(3,484)		(185,617)		(3,250,486)
Others		(615,125)		(124,787)		(392,439)		(882,777)

Sub-total		(6,856,527)		(1,527,215)		(1,822,020)		(7,151,332)

Unrecognized deferred income tax liabilities:
Goodwill		(65,288)						(65,288)
Investments in subsidiaries and others		(14,110)						(15,196)

Total	(Won)	(6,777,129)					(Won)	(7,070,848)

Tax rate (%)(1)		24.2, 22.0						24.2, 22.0

Deferred income tax liabilities from taxable temporary differences	(Won)	(1,027,312)					(Won)	(921,202)

(1)

The 24.2% has been applied for the deferred tax assets and liabilities expected to be utilized in the year ended December 31, 2011. And 22.0% has been applied for the deferred tax assets and liabilities expected to be utilized for periods after December 31, 2011.

	For the Year Ended December 31, 2011
	Beginning		Decrease		Increase		Ending
	(In millions of Korean won)
Deductible temporary differences
Losses (gains) from fair value hedged item	(Won)	129,178	(Won)	129,178	(Won)	109,596	(Won)	109,596
Other provisions		584,999		894,311		779,819		470,507
Allowances for loan losses		20,269		35,642		16,200		827
Impairment losses on property and equipment		6,904		6,904		12,666		12,666
Deferred loan origination fees and costs		171		486		519		204
Interest on equity index-linked deposits		10,388		10,388		7,378		7,378
Share-based payments		30,271		30,271		19,359		19,359
Provisions for guarantees		414,048		428,288		325,503		311,263
Gains (losses) from valuation on derivatives		4,468		4,451		6,531		6,548
Present value discount		—		—		15,579		15,579
Dividends from SPEs		2,563		2,563		—		—
Loss on SPE repurchase		80,204		—		—		80,204
Investments in subsidiaries and others		3,483,276		85,278		(336)		3,397,662
Derivative linked securities		—		—		1,837,877		1,837,877
Others		1,394,001		1,352,107		1,805,161		1,847,055

Sub-total		6,160,740		2,979,867		4,935,852		8,116,725

Unrecognized deferred income tax assets:
Share-based payments		15,834						2,546
Other provisions		1,477						365
Loss on SPE repurchase		80,204						80,204
Investments in subsidiaries and others		3,271,732						3,279,925
Others		92,307						88,939

Total	(Won)	2,699,186					(Won)	4,664,746

Tax rate (%)(1)		24.2, 22.0						24.2

Total deferred income tax assets from deductible temporary differences	(Won)	641,672					(Won)	1,133,793

	For the Year Ended December 31, 2011
	Beginning		Decrease		Increase		Ending
	(In millions of Korean won)
Taxable temporary differences
Accrued interest	(Won)	(405,417)	(Won)	(309,036)	(Won)	(284,895)	(Won)	(381,276)
Allowances for loans losses		(57,578)		(40,796)		6,146		(10,636)
Deferred loan origination fees and costs		(312,168)		(311,853)		(399,884)		(400,199)
Advanced depreciation provisions		(460,918)		(460,918)		—		—
Gains (losses) from valuation on derivatives		(502,897)		(502,836)		(452,139)		(452,200)
Present value discount		(70,994)		(52,423)		(38,716)		(57,287)
Goodwill		(65,288)		—		—		(65,288)
Gains on revaluation		(1,142,809)		(9,529)		(9,301)		(1,142,581)
Investments in subsidiaries and others		(3,250,486)		(158)		(2,084,081)		(5,334,409)
Derivative linked securities		—		—		(1,846,433)		(1,846,433)
Others		(882,777)		(217,222)		(414,493)		(1,080,048)

Sub-total		(7,151,332)		(1,904,771)		(5,523,796)		(10,770,357)

Unrecognized deferred income tax liabilities:
Goodwill		(65,288)						(65,288)
Investments in subsidiaries and others		(15,196)						(47,625)

Total	(Won)	(7,070,848)					(Won)	(10,657,444)

Tax rate (%)(1)		24.2, 22.0						24.2

Total deferred income tax liabilities from taxable temporary differences	(Won)	(921,202)					(Won)	(1,332,306)

(1)

The corporate tax rate was changed due to the amendment of corporate tax law in 2011. Accordingly, the rate of 24.2% has been applied for the deferred tax assets and liabilities expected to be utilized in periods after December 31, 2011.

17. Other Assets

The details of other assets as of January 1, 2010, and December 31, 2010 and 2011, are as follows:

	As of January 1,		As of December 31,
	2010		2010		2011
	(In millions of Korean won)
Other financial assets
Other receivables	(Won)	3,238,762	(Won)	2,021,249	(Won)	2,470,405
Receivables from disposal of assets		200		200		—
Receivables in gold		637		—		107
Accrued income		1,135,696		1,155,197		1,253,034
Guarantee deposits		1,328,859		1,318,003		1,333,370
Domestic exchange settlement debits		639,646		1,709,096		1,403,284
Others		323,266		347,467		304,694
Allowances for loan losses		(384,624)		(364,530)		(353,905)
Present value discount		(778)		(455)		(1,084)

Sub-total		6,281,664		6,186,227		6,409,905

Other non-financial assets
Other receivables		434		1,935		7,300
Prepaid expenses		196,262		333,360		307,742
Guarantee deposits		3,424		3,236		3,149
Insurance assets		39,386		72,097		127,368
Separate account assets		287,765		422,088		538,179
Others		189,511		82,063		93,215
Allowances on other asset		(30,387)		(24,210)		(8,339)

Sub-total		686,395		890,569		1,068,614

Total	(Won)	6,968,059	(Won)	7,076,796	(Won)	7,478,519

The changes in allowances for loan losses on other assets for the years ended December 31, 2010 and 2011, are as follows:

	For the Year Ended December 31, 2010
	Other financial assets		Other non-financial assets		Total
	(In millions of Korean won)
Beginning	(Won)	384,624	(Won)	30,387	(Won)	415,011
Written-off		(124,956)		(2,525)		(127,481)
Provision (reversal)		103,407		(3,652)		99,755
Others		1,455		—		1,455

Ending	(Won)	364,530	(Won)	24,210	(Won)	388,740

	For the Year Ended December 31, 2011
	Other financial assets		Other non-financial assets		Total
	(In millions of Korean won)
Beginning	(Won)	364,530	(Won)	24,210	(Won)	388,740
Written-off		(19,859)		(19,800)		(39,659)
Provision (reversal)		9,505		3,678		13,183
Others		(271)		251		(20)

Ending	(Won)	353,905	(Won)	8,339	(Won)	362,244

18. Assets held for sale

The details of assets held for sale as of January 1, 2010, and December 31, 2010 and 2011, are as follows:

	As of January 1, 2010
	Acquisition cost(1)		Accumulated impairment		Carrying amount		Fair value less costs to sell
	(In millions of Korean won)
Buildings	(Won)	10,058	(Won)	(4,219)	(Won)	5,839	(Won)	5,878
Land		16,637		(2,316)		14,321		14,850

Total	(Won)	26,695	(Won)	(6,535)	(Won)	20,160	(Won)	20,728

	As of December 31, 2010
	Acquisition cost(1)		Accumulated impairment		Carrying amount		Fair value less costs to sell
	(In millions of Korean won)
Buildings	(Won)	5,653	(Won)	(2,251)	(Won)	3,402	(Won)	3,402
Land		7,353		(1,402)		5,951		5,951

Total	(Won)	13,006	(Won)	(3,653)	(Won)	9,353	(Won)	9,353

	As of December 31, 2011
	Acquisition cost(1)		Accumulated impairment		Carrying amount		Fair value less costs to sell
	(In millions of Korean won)
Buildings	(Won)	8,371	(Won)	(3,746)	(Won)	4,625	(Won)	4,625
Land		7,807		(2,501)		5,306		5,306

Total	(Won)	16,178	(Won)	(6,247)	(Won)	9,931	(Won)	9,931

(1)	Acquisition cost of buildings held for sale is net of accumulated depreciation.

The changes in accumulated impairment losses of assets held for sale for the years ended December 31, 2010 and 2011, are as follows:

For the Year Ended December 31, 2010
Beginning		Provision		Reversal		Others		Ending
(In millions of Korean won)
(Won)	(6,535)	(Won)	(482)	(Won)	274	(Won)	3,090	(Won)	(3,653)

For the Year Ended December 31, 2011
Beginning		Provision		Reversal		Others		Ending
(In millions of Korean won)
(Won)	(3,653)	(Won)	(3,931)	(Won)	312	(Won)	1,025	(Won)	(6,247)

As of December 31, 2011, assets held for sale consist of ten real estates of closed offices and one real estate acquired through execution of security right, which the management of the Group committed to plan to sell, but not yet sold by December 31, 2011. As of reporting date, two assets out of above assets held for sale are under negotiation for sale and the remaining nine assets are also actively marketed.

19.	Financial liabilities at fair value through profit or loss

The details of financial liabilities at fair value through profit or loss as of January 1, 2010, and December 31, 2010 and 2011, are as follows:

	As of January 1,		As of December 31,
	2010		2010		2011
	(In millions of Korean won)
Financial liabilities held for trading
Securities sold	(Won)	1,347,668	(Won)	1,279,869	(Won)	522,112
Other		16,555		14,990		28,761

Sub-total		1,364,223		1,294,859		550,873

Financial liabilities designated at fair value through profit or loss
Derivative linked securities		—		—		837,206

Sub-total		—		—		837,206

Total financial liabilities at fair value through profit or loss	(Won)	1,364,223	(Won)	1,294,859	(Won)	1,388,079

The details of credit risk of financial liabilities designated at fair value through profit or loss as of December 31, 2011, are as follows:

	As of December 31, 2011
	(In millions of Korean won)
Derivative linked securities
Equity-linked securities	(Won)	846,648
Adjustments attributable to the credit risk		(9,442)

Total	(Won)	837,206

Meanwhile, there were no financial liabilities designated at fair value through profit or loss as of January 1, 2010, or December 31, 2010.

20.	Deposits

Deposits as of January 1, 2010, and December 31, 2010 and 2011, are as follows:

	As of January 1,		As of December 31,
	2010		2010		2011
	(In millions of Korean won)
Deposits	(Won)	169,065,579	(Won)	179,862,500	(Won)	190,337,890
Deferred financing costs		(536)		(429)		(300)

Total	(Won)	169,065,043	(Won)	179,862,071	(Won)	190,337,590

The details of deposits as of January 1, 2010, and December 31, 2010 and 2011, are as follows:

	As of January 1,		As of December 31,
	2010		2010		2011
	(In millions of Korean won)
Demand deposits in Korean won
Checking deposits	(Won)	134,770	(Won)	113,852	(Won)	146,658
Household checking deposits		403,602		460,228		434,134
Special deposits		2,855,247		2,862,693		2,691,674
Ordinary deposits		17,906,264		19,740,236		20,581,481
Public fund deposits		158,275		125,094		85,895
Treasury deposits		4,187		5,869		7,539
General savings deposits		19,993,981		22,716,444		23,471,543
Corporate savings deposits		8,646,379		10,197,986		10,209,575
Nonresident’s deposit in Korean won		69,082		59,481		128,630
Nonresident’s free deposit in Korean won		39,777		25,709		15,672
Others		205,927		182,245		308,181

Sub-total		50,417,491		56,489,837		58,080,982

Demand deposits in foreign currencies
Checking deposits		79,445		83,650		71,838
Ordinary deposits		1,360,546		1,379,023		1,661,358
Special deposits		16,466		1,073		1,145
Others		21,056		11,226		9,436

Sub-total		1,477,513		1,474,972		1,743,777

Total demand deposits		51,895,004		57,964,809		59,824,759

Time deposits in Korean won
Time deposits		78,690,444		105,029,253		114,868,739
Installment savings deposits		5,411,923		5,625,204		5,454,573
Good-sum formation savings		396		367		338
Workers’ savings for housing		2		2		2
Nonresident’s deposit in Korean won		263,915		214,383		193,765
Long-term savings deposits for workers		2,304		2,035		1,862
Nonresident’s free deposit in Korean won		101,002		119,578		85,875
Long-term housing savings deposits		3,789,456		3,758,140		3,309,833
Long-term savings for households		523		371		247
Preferential savings deposits for workers		2,535		998		489
Mutual installment deposits		1,789,963		1,941,767		1,273,806
Mutual installment for housing		1,900,618		1,485,336		1,173,404
Others		238		226		196

Sub-total		91,953,319		118,177,660		126,363,129

Losses (gains) on valuation of fair value hedged items (prior year portion)		(11,689)		—		—

Sub-total		91,941,630		118,177,660		126,363,129

Time deposits in foreign currencies
Time deposits		2,142,133		1,372,689		2,604,603
Installment savings deposits		480		391		1,201
Others		5,076		23		23

Sub-total		2,147,689		1,373,103		2,605,827

Total time deposits		94,089,319		119,550,763		128,968,956

Certificates of deposits		23,081,256		2,346,928		1,544,175

Total deposits	(Won)	169,065,579	(Won)	179,862,500	(Won)	190,337,890

21. Debts

The details of debts as of January 1, 2010, and December 31, 2010 and 2011, consist of:

	As of January 1,		As of December 31,
	2010		2010		2011
	(In millions of Korean won)
Borrowings	(Won)	9,800,638	(Won)	10,086,081	(Won)	14,091,973
Bonds sold under repurchase agreements and others		2,670,401		1,053,543		1,590,400
Call money		1,364,010		604,941		1,141,465
Deferred financing costs		(945)		(176)		—

Total	(Won)	13,834,104	(Won)	11,744,389	(Won)	16,823,838

The details of borrowings as of January 1, 2010, and December 31, 2010 and 2011, are as follows:

		Lender	Annual interest rate (%)	As of January 1,		As of December 31,
				2010		2010		2011
				(In millions of Korean won)
Borrowings in Korean won	Borrowings from the Bank of Korea	Bank of Korea	1.50	(Won)	1,343,725	(Won)	930,653	(Won)	650,616
	Borrowings from the government	KEMCO and others	0.00~5.00		674,272		676,223		690,750
	Borrowings from national housing fund	National Housing Fund	3.00		2,430		—		—
	Borrowings from banking institutions	Industrial Bank of Korea and others	2.64~3.00		86,327		67,520		405,033
	Borrowings from non-banking financial institutions	The Korea Development Bank	1.69~2.80		47,406		56,252		91,254
	Other borrowings	Small & Medium Business Corporation and others	0.50~6.09		1,945,338		2,189,046		3,538,983

	Sub Total				4,099,498		3,919,694		5,376,636

Borrowings in foreign currencies	Due to banks	JP Morgan Chase Bank N.A. and others	—		234,006		347,206		28,194
	Borrowings from banking institutions	Sumitomo Mitsui Banking Corp. and others	0.50~5.73		2,701,557		2,821,223		4,694,199
	Off-shore borrowings in foreign currencies	Centralbank Uzbekistan and others	0.62~3.43		1,313,154		1,447,651		1,019,279
	Other borrowings	JP Morgan Chase Bank N.A. and others	—		1,452,423		1,550,307		2,973,665

	Sub Total				5,701,140		6,166,387		8,715,337

	Total			(Won)	9,800,638	(Won)	10,086,081	(Won)	14,091,973

The details of bonds sold under repurchase agreements and others as of January 1, 2010, and December 31, 2010 and 2011, are as follows:

		Annual interest rate	As of January 1,		As of December 31,
	Lender	(%)	2010		2010		2011
			(In millions of Korean won)
Bonds sold under repurchase agreements	Individuals, Groups, Corporations	2.40 ~ 4.64	(Won)	2,605,563	(Won)	977,957	(Won)	1,511,875
Bills sold	Counter sale	1.97 ~ 3.78		64,838		75,586		78,525

Total			(Won)	2,670,401	(Won)	1,053,543	(Won)	1,590,400

The details of call money as of January 1, 2010, and December 31, 2010 and 2011, are as follows:

		Annual interest rate	As of January 1,		As of December 31,
	Lenders	(%)	2010		2010		2011
			(In millions of Korean won)
Call money in Korean won	Woori Asset Management Co., Ltd. and others	2.76 ~ 3.35	(Won)	217,100	(Won)	130,500	(Won)	314,200
Call money in foreign currencies	Centralbank Uzbekistan and others	0.15 ~ 4.48		1,146,910		474,441		827,265

Total			(Won)	1,364,010	(Won)	604,941	(Won)	1,141,465

Call money and borrowings from financial institutions as of January 1, 2010, and December 31, 2010 and 2011, are as follows:

	As of January 1, 2010
	Bank of Korea		Other Banks		Others		Total
	(In millions of Korean won)
Call money	(Won)	—	(Won)	1,203,910	(Won)	160,100	(Won)	1,364,010
Borrowings		1,343,725		5,716,713		282,112		7,342,550

Total	(Won)	1,343,725	(Won)	6,920,623	(Won)	442,212	(Won)	8,706,560

	As of December 31, 2010
	Bank of Korea		Other Banks		Others		Total
	(In millions of Korean won)
Call money	(Won)	—	(Won)	442,528	(Won)	162,413	(Won)	604,941
Borrowings		930,653		6,180,605		239,105		7,350,363

Total	(Won)	930,653	(Won)	6,623,133	(Won)	401,518	(Won)	7,955,304

	As of December 31, 2011
	Bank of Korea		Other Banks		Others		Total
	(In millions of Korean won)
Call money	(Won)	—	(Won)	932,410	(Won)	209,055	(Won)	1,141,465
Borrowings		650,616		9,064,282		1,216,359		10,931,257

Total	(Won)	650,616	(Won)	9,996,692	(Won)	1,425,414	(Won)	12,072,722

22. Debentures

The details of debentures as of January 1, 2010, and December 31, 2010 and 2011, are as follows:

	Annual interest rate	As of January 1,		As of December 31,
	(%)	2010		2010		2011
		(In millions of Korean won)
Debentures in Korean won
Hybrid capital instrument	8.50	(Won)	100,000	(Won)	100,000	(Won)	100,000
Structured debentures	2.00~8.62		3,903,238		3,684,341		3,424,238
Subordinated fixed rate debentures in Korean won	4.27~7.70		7,972,273		7,323,268		7,995,571
Fixed rate debentures in Korean won	3.20~7.95		21,807,646		13,273,928		10,791,612
Floating rate debentures in Korean won	3.57~5.16		283,258		833,258		803,258

Sub Total			34,066,415		25,214,795		23,114,679

Fair value adjustments on fair value hedged financial debentures in Korean won
Fair value adjustments on valuation of fair value hedged items (current period portion)			—		57,045		15,964
Fair value adjustments on valuation of fair value hedged items (prior year portion)			(82,310)		(35,515)		42,494

Sub Total			(82,310)		21,530		58,458

Discount or premium on debentures in Korean won
Discount on debentures			(29,816)		(17,273)		(52,290)

Sub Total			33,954,289		25,219,052		23,120,847

Debentures in foreign currencies
Floating rate debentures	0.64~2.57		3,003,197		1,686,459		1,309,606
Fixed rate debentures	1.50~7.25		1,840,344		2,337,759		2,705,167

Sub Total			4,843,541		4,024,218		4,014,773

Fair value adjustments on fair value hedged debentures in foreign currencies
Fair value adjustments on valuation of fair value hedged items (current period portion)			—		(27,816)		47,986
Fair value adjustments on valuation of fair value hedged items (prior year portion)			(106,270)		(83,832)		(90,778)

Sub Total			(106,270)		(111,648)		(42,792)

Discount or premium on debentures in foreign currencies
Discount on debentures			(29,598)		(24,306)		(22,949)

Sub Total			4,707,673		3,888,264		3,949,032

Total		(Won)	38,661,962	(Won)	29,107,316	(Won)	27,069,879

The changes in debentures based on face value for the years ended December 31, 2010 and 2011, are as follows:

	For the Year Ended December 31, 2010
	Beginning		Issues		Repayments		Others		Ending
	(In millions of Korean won)
Debentures in Korean won
Hybrid capital instrument	(Won)	100,000	(Won)	—	(Won)	—	(Won)	—	(Won)	100,000
Structured debentures		3,903,238		1,030,103		(1,249,000)		—		3,684,341
Subordinated fixed rate debentures in Korean won		7,972,273		500,000		(1,149,005)		—		7,323,268
Fixed rate debentures in Korean won		21,807,646		5,238,300		(13,772,018)		—		13,273,928
Floating rate debentures in Korean won		283,258		830,000		(280,000)		—		833,258

Sub Total		34,066,415		7,598,403		(16,450,023)		—		25,214,795

Debentures in foreign currencies
Floating rate debentures		3,003,197		83,475		(1,350,042)		(50,171)		1,686,459
Fixed rates debentures		1,840,344		658,243		(181,933)		21,105		2,337,759

Sub Total		4,843,541		741,718		(1,531,975)		(29,066)		4,024,218

Total	(Won)	38,909,956	(Won)	8,340,121	(Won)	(17,981,998)	(Won)	(29,066)	(Won)	29,239,013

	For the Year Ended December 31, 2011
	Beginning		Issues		Repayments		Others		Ending
	(In millions of Korean won)
Debentures in Korean won
Hybrid capital instrument	(Won)	100,000	(Won)	—	(Won)	—	(Won)	—	(Won)	100,000
Structured debentures		3,684,341		500,000		(760,103)		—		3,424,238
Subordinated fixed rate debentures in Korean won		7,323,268		800,000		(127,697)		—		7,995,571
Fixed rate debentures in Korean won		13,273,928		6,940,000		(9,422,316)		—		10,791,612
Floating rate debentures in Korean won		833,258		690,000		(720,000)		—		803,258

Sub Total		25,214,795		8,930,000		(11,030,116)		—		23,114,679

Debentures in foreign currencies
Floating rate debentures		1,686,459		322,800		(789,143)		89,490		1,309,606
Fixed rate debentures		2,337,759		412,374		(33,217)		(11,749)		2,705,167

Sub Total		4,024,218		735,174		(822,360)		77,741		4,014,773

Total	(Won)	29,239,013	(Won)	9,665,174	(Won)	(11,852,476)	(Won)	77,741	(Won)	27,129,452

23. Provisions

The details of provisions as of January 1, 2010, and December 31, 2010 and 2011, are as follows:

	As of January 1,		As of December 31,
	2010		2010		2011
	(In millions of Korean won)
Provisions for unused loan commitments	(Won)	289,037	(Won)	284,667	(Won)	259,427
Provisions for acceptances and guarantees		92,508		414,254		311,502
Provisions for financial guarantee contracts		32,578		18,866		7,959
Provisions for asset retirement obligation		43,070		49,461		60,059
Other		118,961		252,822		158,792

Total	(Won)	576,154	(Won)	1,020,070	(Won)	797,739

Provisions for unused loan commitments as of January 1, 2010, and December 31, 2010 and 2011, are as follows:

	As of January 1, 2010
	Commitments outstanding		Provision		Ratio (%)
	(In millions of Korean won)
Corporate loan commitments	(Won)	27,029,379	(Won)	114,296	0.42
Retail loan commitments		13,268,454		37,175	0.28
Credit line on credit cards		43,610,192		137,566	0.32

Total	(Won)	83,908,025	(Won)	289,037	0.34

	As of December 31, 2010
	Commitments outstanding		Provision		Ratio (%)
	(In millions of Korean won)
Corporate loan commitments	(Won)	27,644,011	(Won)	110,119	0.40
Retail loan commitments		14,149,393		41,399	0.29
Credit line on credit cards		44,776,141		133,149	0.30

Total	(Won)	86,569,545	(Won)	284,667	0.33

	As of December 31, 2011
	Commitments outstanding		Provision		Ratio (%)
	(In millions of Korean won)
Corporate loan commitments	(Won)	36,365,468	(Won)	102,301	0.28
Retail loan commitments		14,632,998		44,499	0.30
Credit line on credit cards		39,070,550		112,627	0.29

Total	(Won)	90,069,016	(Won)	259,427	0.29

Provisions for acceptances and guarantees as of January 1, 2010, and December 31, 2010 and 2011, are as follows:

	As of January 1, 2010
	Acceptances and guarantees		Provision		Ratio (%)
	(In millions of Korean won)
Confirmed acceptances and guarantees in Korean won	(Won)	1,636,561	(Won)	19,892	1.22
Confirmed acceptances and guarantees in foreign currencies		5,221,895		38,943	0.75
Unconfirmed acceptances and guarantees		7,860,104		33,673	0.43

Total	(Won)	14,718,560	(Won)	92,508	0.63

	As of December 31, 2010
	Acceptances and guarantees		Provision		Ratio (%)
	(In millions of Korean won)
Confirmed acceptances and guarantees in Korean won	(Won)	1,709,266	(Won)	48,069	2.81
Confirmed acceptances and guarantees in foreign currencies		4,314,929		150,934	3.50
Unconfirmed acceptances and guarantees		6,452,397		215,251	3.34

Total	(Won)	12,476,592	(Won)	414,254	3.32

	As of December 31, 2011
	Acceptances and guarantees		Provision		Ratio (%)
	(In millions of Korean won)
Confirmed acceptances and guarantees in Korean won	(Won)	1,605,167	(Won)	39,318	2.45
Confirmed acceptances and guarantees in foreign currencies		4,242,061		119,548	2.82
Unconfirmed acceptances and guarantees		5,695,456		152,636	2.68

Total	(Won)	11,542,684	(Won)	311,502	2.70

The changes in provisions for unused loan commitments, acceptances and guarantees for the years ended December 31, 2010 and 2011, are as follows:

	For the Year Ended December 31, 2010
	Provisions for acceptances and guarantees		Provisions for unused loan commitments		Total
	(In millions of Korean won)
Beginning	(Won)	92,508	(Won)	289,037	(Won)	381,545
Effects of changes in foreign exchange rate		(270)		(210)		(480)
Provision(reversal)		322,016		(4,160)		317,856

Ending	(Won)	414,254	(Won)	284,667	(Won)	698,921

	For the Year Ended December 31, 2011
	Provisions for acceptances and guarantees		Provisions for unused loan commitments		Total
	(In millions of Korean won)
Beginning	(Won)	414,254	(Won)	284,667	(Won)	698,921
Effects of changes in foreign exchange rate		2,130		132		2,262
Provision (reversal)		(104,882)		(25,372)		(130,254)

Ending	(Won)	311,502	(Won)	259,427	(Won)	570,929

The changes in provisions for financial guarantee contracts for the years ended December 31, 2010 and 2011, are as follows:

	For the Year Ended December 31,
	2010		2011
	(In millions of Korean won)
Beginning	(Won)	32,578	(Won)	18,866
Provision (reversal)		(13,712)		(10,907)

Ending	(Won)	18,866	(Won)	7,959

The changes in provisions for asset retirement obligation for the years ended December 31, 2010 and 2011, are as follows:

	For the Year Ended December 31,
	2010		2011
	(In millions of Korean won)
Beginning	(Won)	43,070	(Won)	49,461
Provision		1,381		5,893
Reversal		(47)		(94)
Used		(1,505)		(1,845)
Unwinding of discount		2,616		2,719
Effects of changes in discount rate		3,946		3,925

Ending	(Won)	49,461	(Won)	60,059

Provisions for asset retirement obligation are present value of estimated costs to be incurred for restoration of the leased properties. Actual expenses are expected to be incurred at the end of each lease contract. Three-year historical data of expired leases were used to estimate the average lease period. Also, the average restoration expense based on actual three-year historical data and the three-year historical average inflation rate were used to estimate the present value of estimated costs.

The details of other provisions as of January 1, 2010, and December 31, 2010 and 2011, are as follows:

	As of January 1,		As of December 31,
	2010		2010		2011
	(In millions of Korean won)
Provisions for membership rewards program	(Won)	1,225	(Won)	12,437	(Won)	13,495
Dormant accounts		10,155		9,773		11,292
Provisions for litigations		2,389		6,200		49,286
Others		105,192		224,412		84,719

Total	(Won)	118,961	(Won)	252,822	(Won)	158,792

The changes in other provisions for the years ended December 31, 2010 and 2011, are as follows:

	For the Year Ended December 31, 2010
	Provisions for membership rewards program		Dormant accounts		Provisions for litigations		Others		Total
	(In millions of Korean won)
Beginning	(Won)	1,225	(Won)	10,155	(Won)	2,389	(Won)	105,192	(Won)	118,961
Increase		22,621		6,838		3,857		19,621		52,937
Decrease		(11,409)		(7,220)		(46)		99,599		80,924

Ending	(Won)	12,437	(Won)	9,773	(Won)	6,200	(Won)	224,412	(Won)	252,822

	For the Year Ended December 31, 2011
	Provisions for membership rewards program		Dormant accounts		Provisions for litigations		Others		Total
	(In millions of Korean won)
Beginning	(Won)	12,437	(Won)	9,773	(Won)	6,200	(Won)	224,412	(Won)	252,822
Increase		16,759		10,377		69,479		5,081		101,696
Decrease		(15,701)		(8,858)		(26,393)		(144,774)		(195,726)

Ending	(Won)	13,495	(Won)	11,292	(Won)	49,286	(Won)	84,719	(Won)	158,792

24.	Other Liabilities

24.1	Defined benefit liabilities

Defined benefit plan

The Group operates defined benefit plans which have the following characteristics:

•	The Group has the obligation to pay the agreed benefits to all its current and former employees.

•	Actuarial risk (that benefits will cost more than expected) and investment risk fall, in substance, on the Group.

The defined benefit liability recognized in the statements of financial position is calculated annually by independent actuaries in accordance with actuarial valuation methods.

The defined benefit obligation is calculated using the Projected Unit Credit method (the ‘PUC’). Data used in the PUC such as interest rates, future salary increase rate, mortality rate, consumer price index and expected return on plan asset are based on observable market data and historical data are updated annually.

Actuarial assumptions may differ from actual results, due to changes in the market, economic trends and mortality trends which may impact defined benefit liabilities and future payments. Actuarial gains and losses arising from changes in actuarial assumptions are recognized in the period incurred through profit or loss.

The changes in the defined benefit obligation for the years ended December 31, 2010 and 2011, are as follows:

	For the Year Ended December 31,
	2010		2011
	(In millions of Korean won)
Present value of defined benefit obligation (beginning)	(Won)	584,404	(Won)	491,989
Current service cost		142,930		145,397
Interest cost		28,383		24,883
Actuarial gains(losses)		(24,906)		40,685
Exchange difference on foreign plans		35		29
Benefits paid		(255,795)		(17,885)
Past service cost(1)		—		45,538
Effect of business combination		915		—
Effects of curtailments		18,362		(827)
Effects of settlements		(2,339)		(925)

Present value of defined benefit obligation (ending)	(Won)	491,989	(Won)	728,884

(1)	Other provisions amounting to (Won)34,427 million as of December 31, 2010 are reclassified as defined benefit obligation.

The changes in the fair value of plan assets for the years ended December 31, 2010 and 2011, are as follows:

	For the Year Ended December 31,
	2010		2011
	(In millions of Korean won)
Fair value of plan assets (beginning)	(Won)	417,017	(Won)	366,526
Expected return on plan assets		19,181		15,382
Actuarial gains (losses)		(6,966)		982
Contributions		195,781		235,736
Benefits paid		(256,224)		(17,658)
Effect of business combination		76		—
Effects of settlements		(2,339)		(572)

Fair value of plan assets (ending)	(Won)	366,526	(Won)	600,396

The details of defined benefit liabilities as of January 1, 2010, and December 31, 2010 and 2011, are as follows:

	As of January 1,		As of December 31,
	2010		2010		2011
	(In millions of Korean won)
Present value of defined benefit obligation	(Won)	584,404	(Won)	491,989	(Won)	728,884
Fair value of plan assets		(417,017)		(366,526)		(600,396)

Defined benefit liability	(Won)	167,387	(Won)	125,463	(Won)	128,488

The details of post-employment benefits recognized in profit and loss as employee compensation and benefits for the years ended December 31, 2010 and 2011, are as follows:

	For the Year Ended December 31,
	2010		2011
	(In millions of Korean won)
Current service cost	(Won)	142,930	(Won)	145,397
Interest cost		28,383		24,883
Expected return on plan assets		(19,181)		(15,382)
Actuarial losses (gains)		(17,940)		39,703
Past service cost		—		11,111
Effects of curtailments		18,362		(827)

Post-employment benefits(1)	(Won)	152,554	(Won)	204,885

(1)

Post-employment benefits amounting to (Won)1,211 million and (Won)548 million for the years ended December 31, 2010 and 2011, respectively, are recognized as other operating expense in the statements of comprehensive income.

The actual return on plan assets is (Won)12,215 million and (Won)16,364 million for the years ended December 31, 2010 and 2011, respectively.

The details of plan assets as of January 1, 2010, and December 31, 2010 and 2011, are as follows:

	As of January 1,		As of December 31,
	2010		2010		2011
	(In millions of Korean won)
Time deposits	(Won)	417,017	(Won)	366,526	(Won)	600,396

Key actuarial assumptions used as of January 1, 2010, and December 31, 2010 and 2011, are as follows:

Ratio (%)
	As of January 1,	As of December 31,
	2010	2010	2011
Discount rate	5.24 ~ 5.96	3.56 ~ 5.13	3.76 ~ 4.40
Expected return on plan assets	4.67 ~ 5.39	3.71 ~ 3.91	3.20 ~ 4.19
Future salary increase rate	0.00 ~ 10.00	0.00 ~ 10.00	0.00 ~ 8.25

Mortality assumptions are based on the 2009 Korea standard mortality rates table.

The present value of defined benefits obligation, fair value of plan assets and actuarial adjustments to each item as of January 1, 2010, and December 31, 2010 and 2011, are as follows:

	As of January 1,		As of December 31,
	2010		2010		2011
	(In millions of Korean won)
Present value of defined benefits obligation	(Won)	584,404	(Won)	491,989	(Won)	728,884
Fair value of plan assets		(417,017)		(366,526)		(600,396)

Total		167,387		125,463		128,488

Adjustments to defined benefits obligation	(Won)	—	(Won)	(24,906)	(Won)	40,685
Adjustments to plan assets		—		6,966		(982)

The Group’s best estimate of contributions expected to be paid to plan during the annual period beginning after the reporting period amounts to (Won)103,958 million.

24.2 Other liabilities

The details of other liabilities, excluding defined benefits liabilities, as of January 1, 2010, and December 31, 2010 and 2011, are as follows:

	As of January 1,		As of December 31,
	2010		2010		2011
	(In millions of Korean won)
Other financial liabilities
Other payables	(Won)	3,437,238	(Won)	2,383,209	(Won)	3,000,703
Prepaid card and debit card		17,580		18,263		20,151
Accrued expenses		3,968,641		3,874,272		4,219,075
Financial guarantee liabilities		10,030		5,267		7,217
Deposits for letter of guarantees and others		142,265		143,632		154,542
Domestic exchange settlement credits		391,571		189,041		133,568
Foreign exchanges settlement credits		68,430		84,296		88,480
Borrowings from other business account		46,809		3,011		11,827
Borrowings from Trust Accounts		1,658,208		1,834,715		1,918,766
Liability Incurred by Agency Relationship		344,668		381,896		197,537
Account for Agency Businesses		218,415		268,675		134,256
Others		100,020		88,450		75,983

Sub Total		10,403,875		9,274,727		9,962,105

Other non-financial liabilities
Other payables		22,718		20,138		126,666
Unearned revenue		134,049		113,370		125,190
Accrued expenses		156,777		137,329		184,412
Deferred revenue on credit card points		140,219		124,949		106,132
Withholding Taxes		99,069		101,053		154,478
Insurance liabilities		2,046,694		2,858,176		3,530,354
Separate account liabilities		291,611		426,548		543,819
Others		121,613		344,659		353,013

Sub Total		3,012,750		4,126,222		5,124,064

Total	(Won)	13,416,625	(Won)	13,400,949	(Won)	15,086,169

25. Equity

25.1 Capital Stock

The details of outstanding shares of the Parent Company as of January 1, 2010, and December 31, 2010 and 2011, are as follows:

	Ordinary shares
	As of January 1,		As of December 31,
	2010		2010		2011
Number of shares authorized		1,000,000,000		1,000,000,000		1,000,000,000
Number of shares		386,351,693		386,351,693		386,351,693
Par Value per share	(Won)	5,000	(Won)	5,000	(Won)	5,000
Capital(1)	(Won)	1,931,758	(Won)	1,931,758	(Won)	1,931,758

(1)	In millions of Korean won.

25.2 Capital surplus

The details of capital surplus as of January 1, 2010, and December 31, 2010 and 2011, are as follows:

	As of January 1,		As of December 31,
	2010		2010		2011
	(In millions of Korean won)
Capital stock in excess of par value	(Won)	12,226,596	(Won)	12,226,596	(Won)	12,226,596
Loss on sales of treasury shares		(420,484)		(420,484)		(568,544)
Other capital surplus		4,184,506		4,184,166		4,183,772

Total	(Won)	15,990,618	(Won)	15,990,278	(Won)	15,841,824

The changes in the loss on sales of treasury shares for the years ended December 31, 2010 and 2011, are as follows:

For the Year Ended December 31, 2010
Beginning		Changes		Tax effect		Ending
(In millions of Korean won)
(Won)	(420,484)	(Won)	—	(Won)	—	(Won)	(420,484)

For the Year Ended December 31, 2011
Beginning		Changes		Tax effect		Ending
(In millions of Korean won)
(Won)	(420,484)	(Won)	(195,285)	(Won)	47,225	(Won)	(568,544)

25.3 Treasury shares

The changes in treasury shares for the years ended December 31, 2010 and 2011, are as follows:

	For the Year Ended December 31, 2010
	Beginning		Purchase		Cancellation		Sales		Ending
	(In millions of Korean won)
Number of shares		43,322,704		—		—		—		43,322,704
Carrying amount	(Won)	(2,476,809)	(Won)	—	(Won)	—	(Won)	—	(Won)	(2,476,809)

	For the Year Ended December 31, 2011
	Beginning		Purchase		Cancellation		Sales		Ending
	(In millions of Korean won)
Number of shares		43,322,704		—		—		(43,322,704)		—
Carrying amount	(Won)	(2,476,809)	(Won)	—	(Won)	—	(Won)	2,476,809	(Won)	—

25.4 Accumulated other comprehensive income

The details of accumulated other comprehensive income as of January 1, 2010, and December 31, 2010 and 2011, are as follows:

	As of January 1,		As of December 31,
	2010		2010		2011
	(In millions of Korean won)
Change in value of available-for-sale financial assets	(Won)	355,312	(Won)	443,389	(Won)	200,275
Change in value of held-to-maturity financial assets		(2,614)		(2,098)		(1,652)
Shares of other comprehensive income of associates and joint ventures		(1,757)		(3,762)		(4,195)
Cash flow hedges		—		—		(1,321)
Currency translation differences		—		(6,957)		(1,465)

Total	(Won)	350,941	(Won)	430,572	(Won)	191,642

25.5 Retained earnings

The details of retained earnings as of January 1, 2010, and December 31, 2010 and 2011, consist of:

	As of January 1,		As of December 31,
	2010		2010		2011
	(In millions of Korean won)
Legal reserves	(Won)	61,200	(Won)	115,182	(Won)	124,014
Voluntary reserves		568,000		982,000		982,000
Unappropriated retained earnings		1,923,985		1,523,706		3,846,737

Total	(Won)	2,553,185	(Won)	2,620,888	(Won)	4,952,751

With respect to the allocation of net profit earned in a fiscal term, the Parent Company must set aside in its legal reserve an amount equal to at least 10% of its net income after tax as reported in the separate statement of comprehensive income each time it pays dividends on its net profits earned until its legal reserve reaches at least the aggregate amount of its capital stock in accordance with Article 53 of the Financial Holding Company Act. The reserve is not available for the payment of cash dividends, but may be transferred to capital stock, or used to reduce accumulated deficit.

In addition, as of December 31, 2011, Kookmin Bank’s total balance of accumulated restricted retained earnings in accordance with the Banking Act of Korea and other regulations is (Won) 1,575,680 million.

Regulatory Reserve for Credit Losses

Measurement and disclosure of Regulatory Reserve for Credit Losses are required in accordance with Article 26 through 28 of the Supervisory Regulations on Financial Holding Companies in Korea which have been effective since November 18, 2010. The amount to be appropriated as the reserve is (Won)1,816,074 million for the year ended December 31, 2011 which is not available for the payment of cash dividends.

26. Net Interest Income

The details of interest income and interest expense for the years ended December 31, 2010 and 2011, are as follows:

	For the Year Ended December 31,
	2010		2011
	(In millions of Korean won)
Interest income
Due from financial institutions	(Won)	38,029	(Won)	74,663
Loans		11,512,207		12,412,206
Financial investments
Available-for-sale financial assets		766,252		775,783
Held-to-maturity financial assets		735,448		693,605

Sub Total		13,051,936		13,956,257

Interest expenses
Deposits		4,708,531		4,944,615
Debts		306,490		398,802
Debentures		1,863,111		1,508,328

Sub Total		6,878,132		6,851,745

Net interest income	(Won)	6,173,804	(Won)	7,104,512

Interest income recognized on impaired loans and financial investments amounts to (Won) 121,221 million (2010: (Won) 100,942 million) and (Won) 200 million (2010: (Won) 200 million), respectively, for the years ended December 31, 2010 and 2011.

27. Net Fee and Commission income

The details of fee and commission income, and fee and commission expense for the years ended December 31, 2010 and 2011, are as follows:

	For the Year Ended December 31,
	2010		2011
	(In millions of Korean won)
Fee and commission income
Banking activity fees	(Won)	183,862	(Won)	188,652
Lending activity fees		79,734		88,521
Credit card related fees and commissions		1,043,768		1,142,306
Debit card related fees and commissions		166,680		192,686
Agent activity fees		136,034		238,216
Trust and other fiduciary fees		149,450		165,772
Fund management related fees		64,116		75,699
Guarantee fees		38,752		34,181
Foreign currency related fees		109,646		114,722
Commissions from transfer agent services		279,081		211,776
Other business account commission on consignment		43,979		173,893
Securities brokerage fees		42,964		57,435
Other		143,385		145,895

Sub Total		2,481,451		2,829,754

Fee and commission expense
Trading activity related fees		6,310		3,498
Lending activity fees		4,110		2,743
Credit card related fees and commissions		541,125		838,843
Outsourcing related fees		56,027		61,551
Foreign currency related fees		17,670		18,003
Management fees of written-off loans		8,680		9,775
Other		142,815		100,591

Sub Total		776,737		1,035,004

Net fee and commission income	(Won)	1,704,714	(Won)	1,794,750

The above amounts include fee and commission income of (Won) 2,481,451 million and (Won) 2,829,754 million from financial assets, and fee and commission expense of (Won) 770,427 million and (Won) 1,031,506 million from financial liabilities for the years ended December 31, 2010 and 2011, respectively, that are not at fair value through profit or loss.

28. Net gain or loss from financial assets/liabilities at fair value through profit or loss

28.1 Net gain or loss from financial instruments held for trading

Net gain or loss from financial instruments held for trading includes interest income, dividend income and gains or losses arising from changes in the fair values, sales and redemptions. The details for the years ended December 31, 2010 and 2011, are as follows:

	For the Year Ended December 31,
	2010		2011
	(In millions of Korean won)
Financial assets held for trading
Debt securities	(Won)	319,648	(Won)	207,564
Equity securities		41,504		(26,226)

Sub Total		361,152		181,338

Derivatives held for trading
Interest rate		(116,208)		(40,243)
Currency		707,860		886,265
Stock or stock index		(24,249)		59,512
Credit		2,044		259
Commodity		(61)		183
Other		978		515

Sub Total		570,364		906,491

Financial liabilities held for trading		(117,120)		(59,303)
Other financial instruments		(75)		231

Total	(Won)	814,321	(Won)	1,028,757

28.2 Net gain or loss from financial instruments designated at fair value through profit or loss

Net gain or loss from financial instruments designated at fair value through profit or loss includes interest income, dividend income and gains or losses arising from changes in the fair values, sales and redemptions. The details for the years ended December 31, 2010 and 2011, are as follows:

	For the Year Ended December 31,
	2010		2011
	(In millions of Korean won)
Financial assets designated at fair value through profit or loss	(Won)	487	(Won)	(50,853)
Financial liabilities designated at fair value through profit or loss		—		57,963

Total	(Won)	487	(Won)	7,110

29. Other operating income and expenses

The details of other operating income and expenses for the years ended December 31, 2010 and 2011, are as follows:

	For the Year Ended December 31,
	2010		2011
	(In millions of Korean won)
Other operating income
Revenue related to available-for-sale financial assets
Gains on redemption of available-for-sale financial assets	(Won)	592	(Won)	118
Gains on sale of available-for-sale financial assets		178,941		551,506

Sub Total		179,533		551,624

Revenue related to held-to-maturity financial assets
Reversal of impairment on held-to-maturity financial assets		4		117

Sub Total		4		117

Gains on foreign exchange transactions		1,980,593		1,562,633
Income related to insurance		1,064,042		1,001,628
Dividend income		101,795		94,391
Others		446,937		473,801

Sub Total		3,772,904		3,684,194

Other operating expenses
Expense related to available-for-sale financial assets
Loss on redemption of available-for-sale financial assets		46		22
Loss on sale of available-for-sale financial assets		18,233		19,038
Impairment on available-for-sale financial assets		48,184		51,072

Sub Total		66,463		70,132

Expense related to held-to-maturity financial assets
Impairment on held-to-maturity financial assets		523		150

Sub Total		523		150

Loss on foreign exchanges transactions		2,381,297		2,208,390
Expense related to insurance		1,091,665		1,078,808
Others		1,300,299		1,418,723

Sub Total		4,840,247		4,776,203

Net other operating income (expenses)	(Won)	(1,067,343)	(Won)	(1,092,009)

30. Employee Benefits

30.1 The details of employee benefits

The details of employee benefits for the years ended December 31, 2010 and 2011, are as follows:

	For the Year Ended December 31,
	2010		2011
	(In millions of Korean won)
Salaries and other short-term employee benefits	(Won)	1,603,553	(Won)	1,657,823
Post-employment benefits-defined benefit plans		151,343		204,337
Post-employment benefits-defined contribution plans		2,767		4,005
Termination benefits		654,039		12,308
Share-based payments(1)		(4,850)		(7,609)

Total	(Won)	2,406,852	(Won)	1,870,864

(1)	Reversal of share-based payments was due to the decrease in share price.

30.2 Share-based payments

30.2.1 Share options

The details of the share options as of December 31, 2011, are as follows:

	Grant date	Exercise period	Granted shares(1)	Vesting conditions
		(Years)	(In number of shares)
Series 12	2004.02.09	8	60,000	Service period: 1 year(4)
Series 13-1	2004.03.23	8	20,000	Service period: 1 year(3)
Series 15-1	2005.03.18	8	165,000	Service period: 3 years(3)
Series 15-2	2005.03.18	8	690,000	Service period: 3 years(4)
Series 17	2005.07.22	8	30,000	Service period: 3 years(4)
Series 18	2005.08.23	8	15,000	Service period: 3 years(4)
Series 19	2006.03.24	8	930,000	Service period: 1, 2, 3 years(2)
Series 20	2006.04.28	8	30,000	Service period: 3 years(2)
Series 21	2006.10.27	8	20,000	Service period: 2 years(2)
Series 22	2007.02.08	8	855,000	Service period: 1, 3 years(2)
Series 23	2007.03.23	8	30,000	Service period: 3 years(2)

Total			2,845,000

(1)	Granted shares represent the total number of shares initially granted to directors and employees whose options have not been exercised at the end of the reporting period.
(2)	The exercise price is indexed to the sum of the major competitors’ total market capitalization.
(3)	The exercise price is indexed to the banking industry index.
(4)	The exercisability and number of shares are linked to certain performance conditions for the service period.

The changes in the number of granted share options and the weighted average exercise price for the years ended December 31, 2010 and 2011, are as follows:

	For the Year Ended December 31, 2010
	Number of granted shares								Number of exercisable share		Exercise price per share		Remaining contractual life (Years)
	Beginning		Exercised		Expired		Ending
	(In Korean won, except shares)
Series 8-1		24,942		—		24,942		—		—	(Won)	—	—
Series 8-2		191,831		5,000		186,831		—		—		—	—
Series 9		23,899		—		23,899		—		—		—	—
Series 10-1		40,063		—		—		40,063		40,063		47,360	0.22
Series 10-2		67,993		16,690		—		51,303		51,303		35,500	0.22
Series 11		5,091		—		—		5,091		5,091		40,500	0.65
Series 12		54,250		—		—		54,250		54,250		46,100	1.11
Series 13-1		20,000		—		—		20,000		20,000		48,650	1.23
Series 14		610,000		—		610,000		—		—		—	—
Series 15-1		125,362		—		—		125,362		125,362		54,656	2.21
Series 15-2		480,714		—		29,786		450,928		450,928		46,800	2.21
Series 16		8,827		—		—		8,827		8,827		45,700	2.32
Series 17		29,441		—		—		29,441		29,441		49,200	2.56
Series 18		7,212		—		—		7,212		7,212		53,000	2.65
Series 19		751,651		—		—		751,651		751,651		77,063	3.23
Series 20		25,613		—		—		25,613		25,613		81,900	3.33
Series 21		18,987		—		—		18,987		18,987		76,600	3.82
Series 22		696,674		—		39,176		657,498		657,498		77,100	4.11
Series 23		15,246		—		—		15,246		15,246		84,500	4.23
Series Kookmin Credit Card -1		22,146		—		—		22,146		22,146		71,538	0.22
Series Kookmin Credit Card -2		9,990		—		—		9,990		9,990		129,100	0.24

Total		3,229,932		21,690		914,634		2,293,608		2,293,608

Weighted average exercise price	(Won)	63,028	(Won)	13,163	(Won)	18,060	(Won)	67,108	(Won)	67,108

The weighted-average share price for share options exercised during the year ended December 31, 2010, was (Won) 53,878.

	For the Year Ended December 31, 2011
	Number of granted shares								Number of exercisable share		Exercise price per share		Remaining contractual life (Years)
	Beginning		Exercised		Expired		Ending
	(In Korean won, except shares)
Series 10-1		40,063		23,385		16,678		—		—	(Won)	—	—
Series 10-2		51,303		51,303		—		—		—		—	—
Series 11		5,091		5,091		—		—		—		—	—
Series 12		54,250		—		—		54,250		54,250		46,100	0.11
Series 13-1		20,000		—		—		20,000		20,000		48,650	0.23
Series 15-1		125,362		—		—		125,362		125,362		54,656	1.21
Series 15-2		450,928		10,000		—		440,928		440,928		46,800	1.21
Series 16		8,827		8,827		—		—		—		—	—
Series 17		29,441		—		—		29,441		29,441		49,200	1.56
Series 18		7,212		—		—		7,212		7,212		53,000	1.65
Series 19		751,651		—		—		751,651		751,651		77,063	2.23
Series 20		25,613		—		—		25,613		25,613		81,900	2.33
Series 21		18,987		—		—		18,987		18,987		76,600	2.82
Series 22		657,498		—		—		657,498		657,498		77,100	3.11
Series 23		15,246		—		—		15,246		15,246		84,500	3.23
Series Kookmin Credit Card -1		22,146		—		22,146		—		—		—	—
Series Kookmin Credit Card -2		9,990		—		9,990		—		—		—	—

Total		2,293,608		98,606		48,814		2,146,188		2,146,188

Weighted average exercise price	(Won)	67,108	(Won)	40,630	(Won)	75,058	(Won)	68,144	(Won)	68,144

The weighted-average share price at the date of exercise for share options exercised during the year ended December 31, 2011, is (Won) 57,960.

The fair value of each option granted is estimated using a Black-Scholes option pricing model based on the assumptions in the table below:

	Share price		Weighted average exercise price		Expected volatility (%)	Option’s expected life (Years)	Expected dividends		Risk free interest rate (%)	Fair value
	(In Korean won)
Series 12 (Directors)	(Won)	37,500	(Won)	46,100	20.22	0.05	(Won)	4	3.40	(Won)	1
Series 12 (Employees)		37,500		46,100	20.22	0.05		4	3.40		1
Series 13-1 (Directors)		37,500		48,650	38.54	0.11		8	3.40		51
Series 15-1 (Directors)		37,500		54,656	47.50	0.61		44	3.40		1,564
Series 15-2 (Directors)		37,500		46,800	47.50	0.61		44	3.40		2,794
Series 15-2 (Employees)		37,500		46,800	47.50	0.61		44	3.40		2,794
Series 17 (Directors)		37,500		49,200	42.94	0.78		57	3.40		2,467
Series 18 (Employees)		37,500		53,000	42.92	0.21		16	3.40		151
Series 19 (Directors)		37,500		76,726	38.64	1.12		81	3.40		424
Series 19 (Employees)		37,500		77,390	42.46	0.79		58	3.40		256
Series 20 (Employees)		37,500		81,900	40.71	0.89		65	3.40		194
Series 21 (Employees)		37,500		76,600	35.85	1.39		100	3.39		523
Series 22 (Directors)		37,500		77,100	52.02	0.44		33	3.40		135
Series 22 (Employees)		37,500		77,100	35.01	1.67		120	3.38		719
Series 23 (Non-executive directors)		37,500		84,500	48.62	0.56		41	3.40		107

The option’s expected life is separately estimated for employees and directors using actual historical behavior and projected future behavior to reflect the effects of expected early exercise. Expected volatility is based on the historical volatility of the share price over the most recent period that is generally commensurate with the expected term of the option. To reflect the changes in exercise price which is indexed to the sum of the major competitors’ total market capitalization, cross volatility is used in calculating the expected volatility.

30.2.2 Share Grants

The Group changed the scheme of share based payment from share option to share grant in November 2007. The share grant award program is an incentive plan that sets, on grant date, the maximum amount of shares that can be awarded. Actual shares granted at the end of the vesting period is determined in accordance with achievement of pre-specified targets over the vesting period.

The details of the share grant as of December 31, 2011, are as follows:

Share grants	Grant date	Number of granted shares	Vesting conditions
		(In number of shares)
(KB Financial Group Inc.)
Series 1	2008.09.29	22,557	Services fulfillment, Achievements of targets on the basis of market and non-market performance(2)
Series 2	2009.03.27	3,090	Services fulfillment(3)
Series 3	2010.01.01	32,256	Services fulfillment, Achievements of targets on the basis of market and non-market performance(4),(11)
Series 4	2010.07.13	218,944	Services fulfillment, Achievements of targets on the basis of market and non-market performance(5),(11)
Series 5	2010.12.23	13,260	Services fulfillment, Achievements of targets on the basis of market and non-market performance(6),(11)
Series 6	2011.08.10	8,183	Services fulfillment, Achievements of targets on the basis of market and non-market performance(6),(11)

Sub Total		298,290

(Kookmin Bank)
Series 13	2008.10.18	7,950	Services fulfillment, Achievements of targets on the basis of market and non-market performance(8),(10),(11)
Series 17	2009.10.12	5,300	Services fulfillment, Achievements of targets on the basis of market and non-market performance(8),(11)
Series 19	2010.01.01	9,980	Services fulfillment, Achievements of targets on the basis of market and non-market performance(8),(11),(12)
Series 20-1	2010.01.08	24,746	Services fulfillment, Achievements of targets on the basis of market and non-market performance(8),(11),(12)
Series 20-2	2010.01.08	105,714	Services fulfillment, Achievements of targets on the basis of market and non-market performance(8),(11),(12)
Series 23	2010.07.29	73,650	Services fulfillment, Achievements of targets on the basis of market and non-market performance(7),(11)
Series 24	2010.08.03	57,072	Services fulfillment, Achievements of targets on the basis of market and non-market performance(8),(11),(12)
Series 25	2010.08.12	18,472	Services fulfillment, Achievements of targets on the basis of market and non-market performance(7),(11)
Series 27	2010.09.20	8,092	Services fulfillment, Achievements of targets on the basis of market and non-market performance(8),(11)

Share grants	Grant date	Number of granted shares	Vesting conditions
		(In number of shares)
Series 28	2010.12.21	68,564	Services fulfillment, Achievements of targets on the basis of market and non-market performance(8),(11)
Series 29	2010.12.23	10,764	Services fulfillment, Achievements of targets on the basis of market and non-market performance(8),(11)
Series 30	2010.12.29	58,168	Services fulfillment, Achievements of targets on the basis of market and non-market performance(8),(11)
Series 31	2011.01.03	16,306	Services fulfillment, Achievements of targets on the basis of market and non-market performance(8),(11)
Series 32	2011.03.24	7,986	Services fulfillment, Achievements of targets on the basis of non-market performance(9),(11)
Series 33	2011.07.07	5,736	Services fulfillment, Achievements of targets on the basis of market and non-market performance(8),(11)
Series 34	2011.08.10	10,242	Services fulfillment, Achievements of targets on the basis of market and non-market performance(8),(11)
Series 35	2011.10.12	8,346	Services fulfillment, Achievements of targets on the basis of market and non-market performance(8),(11)
Series 36	2011.10.18	8,106	Services fulfillment, Achievements of targets on the basis of market and non-market performance(11),(13)
Grant deferred in 2010	—	15,496	Satisfied
Grant deferred in 2011	—	3,589	Satisfied

Sub Total		524,279

(Other subsidiaries)
Share granted in 2010		33,817	Services fulfillment, Achievements of targets on the basis of market and non-market performance(14)
Share granted in 2011		38,931	Services fulfillment, Achievements of targets on the basis of market and non-market performance(14)

Sub Total		72,748

Total		895,317

(1)	Granted shares represent the total number of shares initially granted to directors and employees at the end of reporting period.
(2)

The vesting condition is to fulfill of the remaining contracted service period. The number of granted shares to be compensated is determined based on the fulfillment of service requirements. The 30%, 30% and 40% of the number of granted shares to be compensated are determined upon the accomplishment of the targeted KPIs, the targeted financial results of the Group and the targeted relative TSR, respectively.

(3)	The number of granted shares to be compensated is determined based on fulfillment of service requirements.

(4)

The 30%, 30% and 40% of the number of granted shares to be compensated are determined upon the accomplishment of targeted KPIs, targeted financial results of the Group and targeted relative TSR, respectively. However, 50% of certain granted shares will be compensated based on the accomplishment of targeted KPIs and the remaining 50% of those shares will be compensated based on the accomplishment of targeted relative TSR.

(5)

The 37.5%, 37.5% and 25% of the number of certain granted shares to be compensated are determined based on the accomplishment of targeted relative TSR, targeted relative EPS ratio and qualitative indicators, respectively. The 30%, 30% and 40% of the number of other granted shares to be compensated are determined based on the accomplishment of targeted KPIs, targeted financial results of the Group and targeted relative TSR, respectively. The 40%, 40% and 20% of the number of the remaining granted shares to be compensated are determined based on the accomplishment of the targeted relative EPS ratio, the targeted relative TSR and qualitative indicators, respectively.

(6)

The 40%, 30% and 30% of the number of granted shares to be compensated are determined based on the accomplishment of the targeted relative TSR, the targeted KPIs and the targeted financial results of the Group, respectively.

(7)

The 40%, 40% and 20% of the number of granted shares to be compensated are determined based on the accomplishment of the targeted relative TSR, the targeted relative EPS ratio and qualitative indicators, such as a trend of ROA of last two years, respectively.

(8)

The 30%, 30% and 40% of the number of granted shares to be compensated are determined based on the accomplishment of the targeted KPIs, the targeted financial results of the Group and the targeted relative TSR, respectively.

(9)	The number of granted shares to be compensated is not linked to performance, but fixed.
(10)	The number of granted shares to be compensated was changed based on a new contract made for the year ended December 31, 2010, after cancellation of the previous contact.
(11)	Certain portion of the granted shares is compensated over a maximum period of three years.
(12)	Fair value of compensation per granted share is confirmed.
(13)	Half of the number of granted shares to be compensated is determined based on the accomplishment of the targeted relative TSR, while the other is determined by the targeted KPIs.
(14)

The 30%, 30% and 40% of the number of granted shares to be compensated are determined based on the accomplishment of the targeted KPIs, MOU of the Group and the targeted relative TSR, respectively. The 60% and 40% of the number of certain granted shares to be compensated are determined based on MOU of the Group and the targeted relative TSR, respectively.

The details of share grants linked to short-term performance as of December 31, 2011, are as follows:

	Grant date	Number of vested shares(1)	Vesting conditions
(KB Financial Group Inc.)
Share granted in 2010	2010.01.01	9,218	Satisfied
Share granted in 2011	2011.01.01	21,187	Proportion to service period
(Kookmin Bank)
Share granted in 2010	2010.01.01	82,415	Satisfied
Share granted in 2011	2011.01.01	165,343	Proportion to service period

(1)	The number of shares, which are exercisable, is determined by the results of performance. The share grants are settled over three years.

Share grants are measured at fair value using the Monte Carlo Simulation Model and assumptions used in determining the fair value are as follows:

	Expected exercise period	Risk free rate	Fair value (Market performance condition)		Fair value (Non-market performance condition)
	(Years)	(%)	(In Korean won)
Linked to long term performance
(KB Financial Group Inc.)
Series 1-2	—	3.40	(Won)	—	(Won)	37,452
Series 1-4	0.23	3.40		—		36,214
Series 2-3	0.24	3.40		—		36,207
Series 3-1	0.00~2.00	3.40		57,407		37,452~41,104
Series 3-2	0.00~3.00	3.40		—		37,452~42,634
Series 3-3	0.00~2.00	3.40		57,407		37,452~41,104
Series 4-1	1.53~5.01	3.38		14,747		42,634~45,738
Series 4-2	1.53~5.01	3.38		15,252		42,634~45,738
Series 4-3	1.00~4.00	3.40		8,349		36,211~44,159
Series 4-4	1.00~4.00	3.40		8,221		36,211~44,159
Series 4-5	1.00~4.00	3.40		4,107		36,211~44,159
Series 5-1	1.00~4.00	3.40		5,286		36,211~44,159
Series 6-1	2.00~5.01	3.37		19,421		36,109~45,738

(Kookmin Bank)
Series 13	1.00~3.00	3.40		36,339		36,339~42,634
Series 17	1.00~3.00	3.40		36,343		36,343~42,634
Series 19	—	3.40		—		36,291
Series 20-1	0.02~4.00	3.40		8,718		36,916~44,159
Series 20-2	0.02~4.00	3.40		8,718		36,917~44,159
Series 23	1.53~4.53	3.38		21,644		36,110~42,520
Series 24	0.59~4.00	3.40		9,086		36,222~42,634
Series 25	1.53~4.53	3.38		21,644		36,110~42,520
Series 27	0.72~4.00	3.40		5,225		36,169~42,634
Series 28	1.00~4.00	3.40		4,609		36,211~42,634
Series 29	1.00~4.00	3.40		5,286		36,211~42,634
Series 30	1.00~4.00	3.40		5,606		36,211~42,634
Series 31	1.00~4.00	3.40		5,623		36,211~42,634
Series 32	2.23~5.17	3.36		—		36,302~42,729
Series 33	1.50~4.17	3.39		15,878		36,283~42,634
Series 34	1.61~4.17	3.38		18,635		36,280~42,634
Series 35	2.00~4.17	3.37		21,198		36,109~42,634
Series 36	2.00~4.17	3.37		21,649		36,109~42,634
Grant deferred in 2010	0.25~3.25	3.38		—		37,060~42,634
Grant deferred in 2011	0.25~3.25	3.38		—		36,479~42,634

(Other subsidiaries)
Share granted in 2010	1.00~2.17	3.36~3.40		607~16,958		36,132~36,240
Share granted in 2011	1.00~2.35	3.36~3.40		607~18,772		36,058~36,240
Linked to short-term performance

(KB Financial Group Inc.)
Share granted in 2010	0.00~2.00	3.49		—		40,580~44,631
Share granted in 2011	1.00~3.00	3.49		—		40,580~46,184

(Kookmin Bank)
Share granted in 2010	0.59~2.00	3.38		—		37,060~41,104
Share granted in 2011	0.23~3.00	3.38		—		36,479~42,634

Expected volatility is based on the historical volatility of the share price over the most recent period that is generally commensurate with the expected term of the grant. And the current stock price of December 31, 2011, was used for the underlying asset price. Additionally, the average three-year historical dividend rate was used as the expected dividend rate. The Group used the historical data of Kookmin Bank for the period before the Parent Company was incorporated.

As of January 1, 2010, and December 31, 2010 and 2011, the accrued expenses related to share-based payments including share options and share grants amounted to (Won) 47,896 million, (Won) 38,757 million and (Won) 27,236 million, respectively, and the compensation costs from share options and share grants amounting to (Won) 4,850 million were reversed for the year ended December 31, 2010, and compensation costs amounting to (Won) 7,609 million were reversed for the year ended December 31, 2011. There is no intrinsic value of the vested share options (January 1, 2010: (Won) 17,571 million, December 31, 2010: (Won) 8,615 million).

31. Other general and administrative expenses

The details of other general and administrative expenses for the years ended December 31, 2010 and 2011, are as follows:

	For the Year Ended December 31,
	2010		2011
	(In millions of Korean won)
Welfare expense	(Won)	569,264	(Won)	558,965
Rental expense		248,715		255,867
Tax and dues		141,164		145,556
Communication		49,462		73,555
Electricity and utilities		23,169		23,535
Publication		22,326		23,308
Repairs and maintenance		16,070		15,576
Vehicle		40,710		40,882
Travel		5,000		5,405
Training		20,475		25,506
Service fees		117,002		110,814
Others		358,728		439,482

Total	(Won)	1,612,085	(Won)	1,718,451

32. Tax expense

Income tax expense for the years ended December 31, 2010 and 2011, consists of:

	For the Year Ended December 31,
	2010		2011
	(In millions of Korean won)
Tax payable
Current tax expense	(Won)	233,867	(Won)	816,051
Adjustments recognized in the period for current tax of prior years		(172,291)		23,479

Sub Total		61,576		839,530

Changes in deferred income tax assets (liabilities)		(97,827)		(100,836)

Income tax recognized directly in equity
Exchange differences on translating foreign operations		(384)		(11)
Change in value of available-for-sale financial assets		(33,618)		46,303
Change in value of held-to-maturity financial assets		(287)		(249)
Share of other comprehensive income of associates and joint ventures		(1)		31
Cash flow hedges		—		241
Loss on sales of treasury shares		—		47,225

Sub Total		(34,290)		93,540

Tax expense (income)	(Won)	(70,541)	(Won)	832,234

An analysis of the net profit before income tax and income tax expense for the years ended December 31, 2010 and 2011, follows:

	Proportion (%)	For the Year Ended December 31,
		2010		2011
		(In millions of Korean won)
Net profit before income tax		(Won)	149,368	(Won)	3,260,806

Tax at the applicable tax rate(1)	24.20	(Won)	36,121	(Won)	789,089
Non-taxable income	(0.44)		(3,681)		(14,325)
Non-deductible expense	0.50		9,371		16,220
Tax credit and tax exemption	(0.07)		(5,959)		(2,198)
Temporary difference for which no deferred tax is recognized	(0.08)		61,417		(2,567)
Deferred tax relating to changes in recognition and measurement	(0.26)		(9,703)		(8,459)
Adjustments recognized in the period for the current tax of prior years	0.72		(172,291)		23,479
Income tax expense of overseas branch	0.56		13,888		18,308
Effects from change in tax rate	0.50		(1,235)		16,436
Others.	(0.11)		1,531		(3,749)

Tax expense (income)	25.52	(Won)	(70,541)	(Won)	832,234

(1)	Applicable income tax rate for (Won) 200 million and below is 11%, and for over (Won)200 million is 24.2%, which is composed of corporate tax and local income tax.

The details of current tax liabilities (income tax payables) and current tax assets (income tax refund receivables) before offsetting, as of January 1, 2010, and December 31, 2010 and 2011, are as follows:

	As of January 1, 2010
	Tax payables (receivables) before offsetting		Offsetting		Tax payables (receivables) after offsetting
	(In millions of Korean won)
Income tax refund receivables	(Won)	(169,469)	(Won)	169,166	(Won)	(303)
Income tax payables		268,918		(169,166)		99,752

	As of December 31, 2010
	Tax payables (receivables) before offsetting		Offsetting		Tax payables (receivables) after offsetting
	(In millions of Korean won)
Income tax refund receivables	(Won)	(320,417)	(Won)	186,016	(Won)	(134,401)
Income tax payables		215,657		(186,016)		29,641

	As of December 31, 2011
	Tax payables (receivables) before offsetting		Offsetting		Tax payables (receivables) after offsetting
	(In millions of Korean won)
Income tax refund receivables	(Won)	(228,579)	(Won)	216,981	(Won)	(11,598)
Income tax payables		805,806		(216,981)		588,825

33. Dividends

The dividends paid to the shareholders of the Parent Company in 2010 and 2011 were (Won)78,897 million ((Won)230 per share) and (Won)41,163 million ((Won)120 per share), respectively. The dividend to the shareholders of the Parent Company in respect of the year ended December 31, 2011, of (Won) 720 per share, amounting to total dividends of (Won) 278,173 million, is to be proposed at the annual general meeting on March 23, 2012. The Group’s consolidated financial statements as of December 31, 2011, do not reflect this dividend payable.

34. Accumulated other comprehensive income

The details of accumulated other comprehensive income for the years ended December 31, 2010 and 2011, are as follows:

	For the Year Ended December 31, 2010
	Beginning		Changes except for reclassification		Reclassification to profit or loss		Tax effect		Ending
	(In millions of Korean won)
Exchange differences on translating foreign operations	(Won)	—	(Won)	(6,573)	(Won)	—	(Won)	(384)	(Won)	(6,957)
Change in value of available-for-sale financial assets		355,312		85,292		36,403		(33,618)		443,389
Change in value of held-to-maturity financial assets		(2,614)		807		(4)		(287)		(2,098)
Shares of other comprehensive income of associates and joint ventures		(1,757)		(2,004)		—		(1)		(3,762)

Total	(Won)	350,941	(Won)	77,522	(Won)	36,399	(Won)	(34,290)	(Won)	430,572

	For the Year Ended December 31, 2011
	Beginning		Changes except for reclassification		Reclassification to profit or loss		Tax effect		Ending
	(In millions of Korean won)
Exchange differences on translating foreign operations	(Won)	(6,957)	(Won)	5,503	(Won)	—	(Won)	(11)	(Won)	(1,465)
Change in value of available-for-sale financial assets		443,389		(37,308)		(252,109)		46,303		200,275
Change in value of held-to-maturity financial assets		(2,098)		699		(4)		(249)		(1,652)
Shares of other comprehensive income of associates and joint ventures		(3,762)		(464)		—		31		(4,195)
Cash flow hedges		—		21,631		(23,193)		241		(1,321)

Total	(Won)	430,572	(Won)	(9,939)	(Won)	(275,306)	(Won)	46,315	(Won)	191,642

35. Earnings per share

35.1 Basic earnings per share

Basic earnings per share is calculated by dividing profit and loss attributable to ordinary equity holders of the Parent Company by the weighted average number of ordinary shares outstanding, excluding the treasury shares (Note 25), during the years ended December 31, 2010 and 2011.

Weighted average number of ordinary shares outstanding:

	For the Year Ended December 31, 2010
	Number of shares (a)	Days outstanding (b)	Total outstanding shares [(a) x (b)]
	(In number of shares)
Beginning (A)	386,351,693	365	141,018,367,945
Treasury shares (B)	43,322,704	365	15,812,786,960

Total outstanding shares [(C)=(A)-(B)]			125,205,580,985

Weighted average number of ordinary shares outstanding [(D) =(C)/365]			343,028,989

	For the Year Ended December 31, 2011
	Number of shares (a)	Days outstanding (b)	Total outstanding shares [(a) x (b)]
	(In number of shares)
Beginning (A)	386,351,693	365	141,018,367,945
Treasury shares (B)	43,322,704	13	563,195,152
	40,984,474	28	1,147,565,272
	37,463,510	42	1,573,467,420
	34,966,962	105	3,671,531,010

			6,955,758,854

Total outstanding shares [(C)=(A)-(B)]			134,062,609,091

Weighted average number of ordinary shares outstanding [(D) =(C)/365]			367,294,819

Basic earnings per share:

	For the Year Ended December 31,
	2010		2011
	(in Korean won and in number of shares)
Profit attributable to ordinary shares (E)	(Won)	146,600,053,919	(Won)	2,373,026,068,477
Weighted average number of ordinary shares outstanding (F)		343,028,989		367,294,819
Basic earnings per share [(G)=(E)/(F)]	(Won)	427	(Won)	6,461

35.2 Diluted earnings per share

Diluted earnings per share is calculated using the weighted average number of ordinary shares outstanding which is adjusted by the weighted average number of additional ordinary shares that would have been outstanding assuming the conversion of all dilutive potential ordinary shares. The Group’s dilutive potential ordinary shares include share grants.

A calculation is done to determine the number of shares that could have been acquired at fair value (determined as the average market share price of the Group’s outstanding shares for the period) based on the monetary value of the subscription rights attached to the share options. The number of shares calculated above is compared with the number of shares that would have been issued assuming the exercise of share grants.

Adjusted profit for diluted earnings per share:

	For the Year Ended December 31,
	2010		2011
	(In Korean won)
Profit attributable to ordinary shares	(Won)	146,600,053,919	(Won)	2,373,026,068,477
Adjustment		—		—
Adjusted profit for diluted earnings per share	(Won)	146,600,053,919	(Won)	2,373,026,068,477

Adjusted weighted average number of ordinary shares outstanding to calculate diluted earnings per share:

	For the Year Ended December 31,
	2010	2011
	(in number of shares)
Weighted average number of ordinary shares outstanding	343,028,989	367,294,819
Adjustment
Share grants	415,726	884,974
Adjusted weighted average number of ordinary shares outstanding for diluted earnings per share	343,444,715	368,179,793

Diluted earnings per share:

	For the Year Ended December 31,
	2010		2011
	(In Korean won)
Adjusted profit for diluted earnings per share	(Won)	146,600,053,919	(Won)	2,373,026,068,477
Adjusted weighted average number of ordinary shares outstanding for diluted earnings per share		343,444,715		368,179,793
Diluted earnings per share	(Won)	427	(Won)	6,445

36. Insurance Contracts

36.1 Insurance liabilities

The details of insurance liabilities presented within other liabilities as of January 1, 2010, and December 31, 2010 and 2011, are as follows:

	As of January 1,		As of December 31,
	2010		2010		2011
	(In millions of Korean won)
Individual insurance
Pure Endowment insurance	(Won)	1,053,225	(Won)	1,640,681	(Won)	2,159,534
Death insurance		51,646		51,166		54,008
Joint insurance		932,532		1,152,599		1,301,139
Group insurance		676		234		266
Other		8,615		13,496		15,407

	(Won)	2,046,694	(Won)	2,858,176	(Won)	3,530,354

The changes in insurance liabilities for the years ended December 31, 2010 and 2011, are as follows:

	For the Year Ended December 31, 2010
	Individual insurance						Group insurance		Other(1)		Total
	Pure endowment insurance		Death insurance		Joint insurance
	(In millions of Korean won)
Beginning	(Won)	1,053,225	(Won)	51,646	(Won)	932,532	(Won)	676	(Won)	8,615	(Won)	2,046,694
Provision (Reversal)		587,456		(480)		220,067		(442)		4,881		811,482

Ending	(Won)	1,640,681	(Won)	51,166	(Won)	1,152,599	(Won)	234	(Won)	13,496	(Won)	2,858,176

	For the Year Ended December 31, 2011
	Individual insurance						Group insurance		Other(1)		Total
	Pure endowment insurance		Death insurance		Joint insurance
	(In millions of Korean won)
Beginning	(Won)	1,640,681	(Won)	51,166	(Won)	1,152,599	(Won)	234	(Won)	13,496	(Won)	2,858,176
Provision		518,853		2,842		148,540		32		1,911		672,178

Ending	(Won)	2,159,534	(Won)	54,008	(Won)	1,301,139	(Won)	266	(Won)	15,407	(Won)	3,530,354

(1)	Consisted of policyholders’ profit dividend reserve, reserve for compensation for losses on dividend-paying insurance contracts.

36.2 Insurance-related assets

The details of insurance-related assets presented within other assets as of January 1, 2010, and December 31, 2010 and 2011, are as follows:

	As of January 1,		As of December 31,
	2010		2010		2011
	(In millions of Korean won)
Reinsurance assets	(Won)	806	(Won)	690	(Won)	1,064
Deferred acquisition costs		38,580		71,407		126,304

Total	(Won)	39,386	(Won)	72,097	(Won)	127,368

The changes in reinsurance assets for the years ended December 31, 2010 and 2011, are as follows:

	For the Year Ended December 31,
	2010		2011
	(In millions of Korean won)
Beginning	(Won)	806	(Won)	690
Increase (decrease)		(116)		374

Ending	(Won)	690	(Won)	1,064

The changes in deferred acquisition costs for the years ended December 31, 2010 and 2011, are as follows:

	For the Year Ended December 31,
	2010		2011
	(In millions of Korean won)
Beginning	(Won)	38,580	(Won)	71,407
Increase (decrease)		59,026		102,476
Amortization		(26,199)		(47,579)

Ending	(Won)	71,407	(Won)	126,304

36.3 Insurance premiums and reinsurance

The details of insurance premiums for the years ended December 31, 2010 and 2011, are as follows:

	For the Year Ended December 31, 2010
	Pure endowment insurance		Death insurance		Joint insurance		Group insurance		Total
	(In millions of Korean won)
Insurance premiums earned	(Won)	691,158	(Won)	4,100	(Won)	365,980	(Won)	1,489	(Won)	1,062,727
Reinsurance premiums paid		(328)		(738)		(144)		(322)		(1,532)

Net premiums earned	(Won)	690,830	(Won)	3,362	(Won)	365,836	(Won)	1,167	(Won)	1,061,195

	For the Year Ended December 31, 2011
	Pure endowment insurance		Death insurance		Joint insurance		Group insurance		Total
	(In millions of Korean won)
Insurance premiums earned	(Won)	651,281	(Won)	7,073	(Won)	339,204	(Won)	1,640	(Won)	999,198
Reinsurance premiums paid		(333)		(773)		(161)		(1,373)		(2,640)

Net premiums earned	(Won)	650,948	(Won)	6,300	(Won)	339,043	(Won)	267	(Won)	996,558

The details of reinsurance transactions for the years ended December 31, 2010 and 2010, are as follows:

	For the Year Ended December 31, 2010
	Reinsurance expense		Reinsurance revenue
	Reinsurance premium paid		Reinsurance claims		Reinsurance commission		Total
	(In millions of Korean won)
Individual	(Won)	1,210	(Won)	661	(Won)	294	(Won)	955
Group		322		360		—		360

Total	(Won)	1,532	(Won)	1,021	(Won)	294	(Won)	1,315

	For the Year Ended December 31, 2011
	Reinsurance expense		Reinsurance revenue
	Reinsurance premium paid		Reinsurance claims		Reinsurance commission		Total
	(In millions of Korean won)
Individual	(Won)	1,268	(Won)	623	(Won)	674	(Won)	1,297
Group		1,372		1,133		—		1,133

Total	(Won)	2,640	(Won)	1,756	(Won)	674	(Won)	2,430

Insurance expenses for the years ended December 31, 2010 and 2010, are as follows:

	For the Year Ended December 31, 2010
	Pure Endowment insurance		Death insurance		Joint insurance		Group insurance		Total
	(In millions of Korean won)
Insurance expense	(Won)	1,440	(Won)	883	(Won)	36,807	(Won)	990	(Won)	40,120
Dividend expense		21		10		—		—		31
Refund expense		107,470		4,105		116,767		182		228,524
Provision(Reversal)		594,632		(2,714)		220,008		(443)		811,483

Sub-total		703,563		2,284		373,582		729		1,080,158

Reinsurance claims		157		443		61		360		1,021

Net insurance expense	(Won)	703,406	(Won)	1,841	(Won)	373,521	(Won)	369	(Won)	1,079,137

	For the Year Ended December 31, 2011
	Pure Endowment insurance		Death insurance		Joint insurance		Group insurance		Total
	(In millions of Korean won)
Insurance expense	(Won)	2,010	(Won)	670	(Won)	25,201	(Won)	1,663	(Won)	29,544
Dividend expense		73		11		1		—		85
Refund expense		150,627		3,565		171,090		276		325,558
Provision		521,055		2,557		148,533		32		672,177

Sub-total		673,765		6,803		344,825		1,971		1,027,364

Reinsurance claims		106		433		84		1,133		1,756

Net insurance expense	(Won)	673,659	(Won)	6,370	(Won)	344,741	(Won)	838	(Won)	1,025,608

36.4 Insurance risk

Summary of insurance risk

Insurance risk is the risk of loss arising from the actual risk at the time of claims exceeding the estimated risk at the time of underwriting. Insurance risk is classified by insurance price risk and policy reserve risk.

Insurance price risk is the risk of loss arising from differences between premiums from policyholders and actual claims paid.

Policy reserve risk is the risk of loss arising from differences between policy reserves the Group holds and actual claims to be paid.

Concentration of insurance risk and reinsurance policy

The Group uses reinsurance with the intent to expand the ability of underwriting insurance contracts through mitigating the exposure to insurance risk, and generates synergy by joint development of products, management discipline and collecting information on foreign markets.

The Group cedes reinsurance for mortality, illness and other risks arising from insurance contracts where the Group has little experience for a necessary period of time required to accumulate experience.

The Group’s Reinsurance is ceded through the following process:

i. In the decision-making process of launching a new product, the Group makes a decision on ceding reinsurance. Subsequently, a reinsurer is selected through bidding, agreements with the relevant departments and final approval by of the executive management.

ii. The reinsurance department analyses the object of reinsurance, the maximum limit of reinsurance and the loss ratio with the relevant departments.

The characteristic and exposure of insurance price risk

The insurance risk of a life insurance company is measured by insurance price risk. As the life insurance coverage is in form of a fixed payment, the fluctuation of policy reserve is small and the period from insured event to claims payment is not long, the policy reserve risk is managed by assessments of adequacy of the policy reserve.

The Group measures the exposure of insurance price risk as the shortfall of the risk premiums received compared to the claims paid on all insurance contracts for the last one year from the end of the reporting period.

The exposure of premium risk before mitigating risk by reinsurance as of January 1, 2010, and December 31, 2010 and 2011, are as follows:

	As of January 1, 2010
	Risk premium		Claims paid
	(In millions of Korean won)
Protection insurance	(Won)	1,610	(Won)	2,296
Sickness insurance		3,052		1,872
Other life insurance		1,899		760

Total	(Won)	6,561	(Won)	4,928

	As of December 31, 2010
	Risk premium		Claims paid
	(In millions of Korean won)
Protection insurance	(Won)	2,200	(Won)	1,995
Sickness insurance		2,029		1,429
Other life insurance		2,318		898

Total	(Won)	6,547	(Won)	4,322

	As of December 31, 2011
	Risk premium		Claims paid
	(In millions of Korean won)
Protection insurance	(Won)	1,612	(Won)	2,666
Sickness insurance		3,121		1,288
Other life insurance		2,973		966

Total	(Won)	7,706	(Won)	4,920

The exposure of premium risk after mitigating risk by reinsurance as of January 1, 2010, and December 31, 2010 and 2011, are as follows:

	As of January 1, 2010
	Risk premium		Claims paid
	(In millions of Korean won)
Protection insurance	(Won)	908	(Won)	2,178
Sickness insurance		2,055		582
Other life insurance		1,430		221

Total	(Won)	4,393	(Won)	2,981

	As of December 31, 2010
	Risk premium		Claims paid
	(In millions of Korean won)
Protection insurance	(Won)	1,968	(Won)	1,787
Sickness insurance		1,298		889
Other life insurance		1,749		624

Total	(Won)	5,015	(Won)	3,300

	As of December 31, 2011
	Risk premium		Claims paid
	(In millions of Korean won)
Protection insurance	(Won)	1,077	(Won)	2,100
Sickness insurance		1,538		300
Other life insurance		2,452		764

Total	(Won)	5,067	(Won)	3,164

The exposure of market risk arising from embedded derivatives included in host insurance contracts as of January 1, 2010, and December 31, 2010 and 2011, are as follows:

	As of January 1,		As of December 31,
	2010		2010		2011
	(In millions of Korean won)
Variable annuity policyholders reserve	(Won)	250,689	(Won)	370,763	(Won)	459,174
Variable universal policyholders reserve		22,404		39,189		70,533
Variable annuity guarantee reserve		1,385		2,980		3,444
Variable universal guarantee reserve		148		324		35

Premium reserves and unearned premium reserves classified based on each residual maturity as of January 1, 2010, and December 31, 2010 and 2011, are as follows:

	As of January 1, 2010
	Lower than 3 years		3-5 years		5-10 years		10-15 years		15-20 years		Over 20 Years		Total
	(In millions of Korean won)
Premium reserves	(Won)	104,758	(Won)	40,938	(Won)	756,286	(Won)	213,529	(Won)	140,117	(Won)	763,415	(Won)	2,019,043
Unearned premium reserves		29		—		2		3		1		6		41

	As of December 31, 2010
	Lower than 3 years		3-5 years		5-10 years		10-15 years		15-20 years		Over 20 Years		Total
	(In millions of Korean won)
Premium reserves	(Won)	79,161	(Won)	107,265	(Won)	1,088,495	(Won)	275,794	(Won)	255,179	(Won)	1,011,942	(Won)	2,817,836
Unearned premium reserves		28		—		2		—		1		6		37

	As of December 31, 2011
	Lower than 3 years		3-5 years		5-10 years		10-15 years		15-20 years		Over 20 Years		Total
	(In millions of Korean won)
Premium reserves	(Won)	67,027	(Won)	213,330	(Won)	1,198,711	(Won)	294,585	(Won)	319,018	(Won)	1,389,754	(Won)	3,482,425
Unearned premium reserves		35		—		2		—		2		4		43

37. Supplemental Cash Flow Information

Cash and cash equivalents as of January 1, 2010, and December 31, 2010 and 2011, are as follows:

	As of January 1,		As of December 31,
	2010		2010		2011
	(In millions of Korean won)
Cash	(Won)	1,567,197	(Won)	1,594,505	(Won)	1,840,829
Checks with other banks		791,481		643,270		781,269
Due from Bank of Korea		5,734,677		2,972,548		3,942,158
Due from other financial institutions		1,009,275		1,619,505		2,613,869

Sub-total		9,102,630		6,829,828		9,178,125

Restricted due from financial institutions		(6,113,627)		(3,360,053)		(4,171,213)
Due from financial institutions with original maturities over three months		(120,369)		(218,196)		(266,108)

Sub-total		(6,233,996)		(3,578,249)		(4,437,321)

Total	(Won)	2,868,634	(Won)	3,251,579	(Won)	4,740,804

Significant non-cash transactions for the years ended December 31, 2010 and 2011, are as follows:

	For the Year Ended December 31,
	2010		2011
	(In millions of Korean won)
Decrease in loans due to the write-offs	(Won)	2,278,930	(Won)	2,181,414
Changes in accumulated other comprehensive income due to valuation of investment securities		88,593		(242,668)
Increase in available-for-sale financial assets from debt-equity swap		132,938		1,914

Cash inflow and outflow due to paid from income tax, received (paid) from interest and dividends for the years ended December 31, 2010 and 2011, are as follows:

		For the Year Ended December 31,
	Activity	2010		2011
		(In millions of Korean won)
Income tax refunded	Operating	(Won)	130,096	(Won)	121,533
Interest received	Operating		14,046,425		14,384,913
Interest paid	Operating		6,945,482		6,830,541
Dividends received	Operating		103,055		98,212
Dividends paid	Financing		78,897		41,163
Dividends paid on hybrid capital instrument	Financing		64,600		46,331

38. Contingent liabilities and commitments

Acceptances and guarantees as of January 1, 2010, and December 31, 2010 and 2011, are as follows:

	As of January 1,		As of December 31,
	2010		2010		2011
	(In millions of Korean won)
Confirmed acceptances and guarantees
Confirmed acceptances and guarantees in Korean won
Acceptances and guarantees for corporate purchasing card	(Won)	762,199	(Won)	801,657	(Won)	70,134
Acceptances and guarantees for KB purchasing loan		—		19,724		684,445
Bid bond		—		—		402
Performance bond		—		—		649
Other acceptances and guarantees		874,362		887,885		849,537

Sub-total		1,636,561		1,709,266		1,605,167

Confirmed acceptances and guarantees in foreign currency
Acceptances of letter of credit		395,410		294,191		411,145
Letter of guarantees		71,323		65,966		57,903
Bid bond		47,406		64,462		41,721
Performance bond		530,191		647,318		437,046
Refund guarantees		3,844,148		2,945,179		3,025,855
Other acceptances and guarantees		333,417		297,813		268,391

Sub-total		5,221,895		4,314,929		4,242,061

Financial guarantees
Acceptances and guarantees for debentures		890		397		208
Acceptances and guarantees for mortgage		82,372		69,901		57,079
Overseas debt guarantees		216,424		239,707		244,929
International financing guarantees in foreign currencies		296,502		292,470		—
Financial guarantees		—		—		20,000

Sub-total		596,188		602,475		322,216

Total confirmed acceptances and guarantees		7,454,644		6,626,670		6,169,444

Unconfirmed acceptances and guarantees
Guarantees of letter of credit		5,181,392		4,362,986		4,023,393
Refund guarantees		2,678,712		2,089,411		1,672,063

Total unconfirmed acceptances and guarantees		7,860,104		6,452,397		5,695,456

Total	(Won)	15,314,748	(Won)	13,079,067	(Won)	11,864,900

Acceptances and guarantees by counter party as of January 1, 2010, and December 31, 2010 and 2011, are as follows:

	As of January 1, 2010
	Confirmed guarantees		Unconfirmed guarantees		Total		Proportion (%)
	(In millions of Korean won)
Large corporate	(Won)	5,279,776	(Won)	3,511,025	(Won)	8,790,801	57.40
Small- and medium-sized enterprise		2,062,959		1,346,199		3,409,158	22.26
Public and others		111,909		3,002,880		3,114,789	20.34

Total	(Won)	7,454,644	(Won)	7,860,104	(Won)	15,314,748	100.00

	As of December 31, 2010
	Confirmed guarantees		Unconfirmed guarantees		Total		Proportion (%)
	(In millions of Korean won)
Large corporate	(Won)	4,619,783	(Won)	2,901,615	(Won)	7,521,398	57.51
Small- and medium-sized enterprise		1,893,387		1,277,378		3,170,765	24.24
Public and others		113,500		2,273,404		2,386,904	18.25

Total	(Won)	6,626,670	(Won)	6,452,397	(Won)	13,079,067	100.00

	As of December 31, 2011
	Confirmed guarantees		Unconfirmed guarantees		Total		Proportion (%)
	(In millions of Korean won)
Large corporate	(Won)	4,571,010	(Won)	2,954,567	(Won)	7,525,577	63.43
Small- and medium-sized enterprise		1,505,137		1,005,318		2,510,455	21.16
Public and others		93,297		1,735,571		1,828,868	15.41

Total	(Won)	6,169,444	(Won)	5,695,456	(Won)	11,864,900	100.00

Acceptances and guarantees by industry as of January 1, 2010, and December 31, 2010 and 2011, are as follows:

	As of January 1, 2010
	Confirmed guarantees		Unconfirmed guarantees		Total		Proportion (%)
	(In millions of Korean won)
Public sector	(Won)	329	(Won)	2,948,404	(Won)	2,948,733	19.25
Financial institutions		44,304		72,819		117,123	0.76
Service		271,437		43,144		314,581	2.05
Manufacturing		4,981,682		3,859,891		8,841,573	57.73
Others		2,156,892		935,846		3,092,738	20.19

Total	(Won)	7,454,644	(Won)	7,860,104	(Won)	15,314,748	100.00

	As of December 31, 2010
	Confirmed guarantees		Unconfirmed guarantees		Total		Proportion (%)
	(In millions of Korean won)
Public sector	(Won)	38,641	(Won)	2,207,654	(Won)	2,246,295	17.18
Financial institutions		28,059		2,067		30,126	0.23
Service		300,826		31,747		332,573	2.54
Manufacturing		4,489,697		3,263,259		7,752,956	59.28
Others		1,769,447		947,670		2,717,117	20.77

Total	(Won)	6,626,670	(Won)	6,452,397	(Won)	13,079,067	100.00

	As of December 31, 2011
	Confirmed guarantees		Unconfirmed guarantees		Total		Proportion (%)
	(In millions of Korean won)
Public sector	(Won)	58,129	(Won)	1,663,052	(Won)	1,721,181	14.51
Financial institutions		75,048		5,176		80,224	0.68
Service		162,960		49,197		212,157	1.79
Manufacturing		4,196,612		2,884,922		7,081,534	59.68
Others		1,676,695		1,093,109		2,769,804	23.34

Total	(Won)	6,169,444	(Won)	5,695,456	(Won)	11,864,900	100.00

As of January 1, 2010, and December 31, 2010 and 2011, the principal amounts of trust fund for which the Group guarantees payment of principal are as follows and there is no amount the Group has to pay in relation to the management results of these trust funds in accordance with the guarantees of payment of principal as of January 1, 2010, and December 31, 2010 and 2011.

	As of January 1,		As of December 31,
	2010		2010		2011
	(In millions of Korean won)
Trust fund guarantees	(Won)	2,868,512	(Won)	2,954,320	(Won)	2,891,645

Commitments as of January 1, 2010, and December 31, 2010 and 2011, are as follows:

	As of January 1,		As of December 31,
	2010		2010		2011
	(In millions of Korean won)
Commitments
Corporate loan commitments	(Won)	27,029,379	(Won)	27,644,011	(Won)	36,365,468
Retail loan commitments		13,268,454		14,149,393		14,632,998
Credit line on credit cards		43,610,192		44,776,141		39,070,550
Private indirect reinvestment trusts for the stabilization of bond markets		518,913		518,913		1,037,826
UAMCO., Ltd.		162,750		89,950		89,950
Purchase of security investment		796,200		559,950		547,150

Total commitments		85,385,888		87,738,358		91,743,942

Financial Guarantees
Credit line		297,670		155,162		471,951
Purchase of security investment		521,500		396,050		151,000

Total financial guarantees		819,170		551,212		622,951

Total	(Won)	86,205,058	(Won)	88,289,570	(Won)	92,366,893

Other Matters (including litigation)

i) The Group has filed 130 lawsuits (excluding minor lawsuits in relation to the collection or management of loans), involving aggregate claims of (Won) 713,551 million, and faces 266 lawsuits (as the defendant) (excluding minor lawsuits in relation to the collection or management of loans) involving aggregate damages of (Won) 837,293 million, which arose in the normal course of the business and are still pending as of December 31, 2011.

The government filed a civil lawsuit against the Korea Lottery Service Inc., an accounting firm and Kookmin Bank seeking total damages of (Won)320,800 million. The plaintiff contends that the excessive payment of lottery service commission fees were due to an illegal act of Kookmin Bank’s employees and other parties. In April 2009, the Seoul Central District Court dismissed the government’s claim. In May 2009, the government appealed the case to the Seoul High Court, which dismissed the appeal in September 2010. In October 2010, the government appealed the case to the Supreme Court of Korea, where it is currently pending. It is uncertain as to whether the Group will be ultimately liable for the damages in the aforementioned lawsuit. The amount of potential liabilities cannot be estimated as of December 31, 2011.

ii) According to shareholders’ agreement on September 25, 2009, among Kookmin Bank, the International Finance Corporation (“IFC”) and the remaining shareholders, Kookmin Bank granted a put option to IFC with the right to sell shares of JSC Bank CenterCredit to itself or its designee. The exercise price is determined at its fair value by mutual agreement between Kookmin Bank and IFC. If the price is not agreed by the designated date, it is determined by the value measured by the selected independent external valuation institution. The put option may be exercised by IFC at any time from February 24, 2013 to February 24, 2017. However, if the put trigger event defined in the shareholders’ agreement occurs, and consequently, if a put notice is delivered to Kookmin Bank within 60 days from the date when IFC recognizes such event, IFC may also exercise its put option at any time after February 24, 2010.

iii) Kookmin Bank underwent a tax investigation by the Seoul Regional Tax Office and in early 2007 was assessed to owe additional corporate tax including local income tax of (Won)482,755 million. Kookmin Bank paid this amount to the tax authorities. Subsequently, Kookmin Bank filed a claim for adjudication on August 2007 for repayment of the amount of (Won)482,643 million. Of this amount, (Won)117,135 million has been refunded to Kookmin Bank following a successful appeal to the National Tax Tribunal and administrative litigations. Further a portion of the claim amounting to (Won)970 million has been extinguished following litigation. Meanwhile, the claim for a refund of (Won)364,538 million, specifically related to the merger of Kookmin Card Co., Ltd. was ruled in favor of Kookmin Bank in an original case on April 1, 2011, and in a second trial at the Seoul High Court on January 12, 2012. The ruling has been appealed by the Tax authorities to the Supreme Court, where it is currently pending third trial.

39. Asset-backed securitization

The Group transferred loans and other financial assets to SPEs, and issued debentures secured by those transferred assets.

The details of borrowings which are secured by loans and other financial assets as of January 1, 2010, and December 31, 2010 and 2011, are as follows:

	As of January 1, 2010
	Interest rates (%)	Expiration date	Senior debentures		Underlying assets
					Loans		Securities
			(In millions of Korean won)
KB 12th Securitization Specialty Co., Ltd.(3)	7.00~8.50	2011-01-21	(Won)	70,000	(Won)	72,882	(Won)	—
KB 13th Securitization Specialty Co., Ltd.(3)	3.82~6.41	2011-07-02		165,000		218,980		—
KB Mortgage Loan First Securitization Specialty Co., Ltd.(1)	2.63	2039-12-08		540,520		592,054		—
KAMCO Value Recreation 3th Securitization Specialty Co., Ltd.(2)	6.27	2012-10-09		3,258		19,000		—
New Star 1st Co., Ltd.(3)	4.65~5.05	2010-01-18		100,000		—		99,285

Total				878,778		902,916		99,285
Premiums (discounts) on debentures				(297)		—		—

Net Senior debentures			(Won)	878,481	(Won)	902,916	(Won)	99,285

	As of December 31, 2010
	Interest rates (%)	Expiration date	Senior debentures		Underlying assets
					Loans		Securities
			(In millions of Korean won)
KB 14th Securitization Specialty Co., Ltd.(3)	6.03~6.57	2011-10-04~ 2012-01-04	(Won)	30,000	(Won)	85,564	(Won)	—
KB Mortgage Loan First Securitization Specialty Co., Ltd.(1)	1.98	2039-12-08		423,379		522,059		—
KAMCO Value Recreation 3th Securitization Specialty Co., Ltd.(2)	5.08	2012-10-09		3,258		19,000		—
New Star 1st Co., Ltd.(3)	4.65~5.05	2011-01-18		100,300		—		100,985

Total				556,937		626,623		100,985
Premiums (discounts) on debentures				(12)		—		—

Net Senior debentures			(Won)	556,925	(Won)	626,623	(Won)	100,985

	As of December 31, 2011
	Interest rates (%)	Expiration date	Senior debentures		Underlying assets
					Loans		Securities
			(In millions of Korean won)
KB Mortgage Loan 1st Securitization Specialty Co., Ltd.(1)	2.57	2039-12-08	(Won)	335,169	(Won)	434,376	(Won)	—
KAMCO Value Recreation 3th Securitization Specialty Co., Ltd.(2)	5.16	2012-10-09		3,258		19,000		—
New Star 1st Co., Ltd.(3)	5.05	2012-01-18		50,000		—		50,218
KB Kookmin Card First Securitization Co., Ltd.(1)	LIBOR+0.48	2014-11-26		345,990		616,089		—

Total				734,417		1,069,465		50,218
Premiums (discounts) on debentures				(2,566)		—		—

Net Senior debentures			(Won)	731,851	(Won)	1,069,465	(Won)	50,218

(1)	Included in the floating rate debentures in foreign currencies (Note 22).
(2)	Included in the floating rate debentures in Korean won (Note 22).
(3)	Included in the fixed rate debentures in Korean won (Note 22).

40. The Subsidiaries

The details of subsidiaries as of December 31, 2011, are as follows:

Investor	Investee	Ownership interests(%)	Location	Reporting date	Industry
KB Financial Group Inc.	Kookmin Bank	100.00	Korea	Dec. 31	Banking and domestic, foreign exchange transaction
	KB Kookmin Card Co., Ltd.	100.00	Korea	Dec. 31	Credit card & Installment finance
	KB Investment & Securities Co., Ltd.	100.00	Korea	Dec. 31	Financial investment
	KB Life Insurance Co., Ltd.	51.00	Korea	Dec. 31	Life insurance
	KB Asset Management Co., Ltd.	100.00	Korea	Dec. 31	Security investment trust management and advisory
	KB Real Estate Trust Co., Ltd.	100.00	Korea	Dec. 31	Real estate trust management
	KB Investment Co., Ltd.	100.00	Korea	Dec. 31	Investment in small company
	KB Credit Information Co., Ltd.	100.00	Korea	Dec. 31	Collection of receivables or credit investigation
	KB Data System Co., Ltd.	100.00	Korea	Dec. 31	Software advisory, development, and supply
Kookmin Bank	Kookmin Bank Int’l Ltd.(London)	100.00	United Kingdom	Dec. 31	Banking and foreign exchange transaction
	Kookmin Bank Hong Kong Ltd.	100.00	Hong Kong	Dec. 31	Banking and foreign exchange transaction
	Kookmin Bank Cambodia PLC.	53.19	Cambodia	Dec. 31	Banking and foreign exchange transaction
	Principal & interest guaranteed trust(1)	—	Korea	Dec. 31	Trust
	KB Mortgage Loan First Securitization Specialty Co., Ltd. and 6 others(1)	—	Korea and others	Dec. 31	Asset-backed securitization
	KB Evergreen Private Securities 26 and 21 others	100.00	Korea	Dec. 31	Private equity fund
Kookmin Bank, KB Investment Co., Ltd.	KB06-1 Venture Investment	75.00	Korea	Dec. 31	Capital investment
	KB08-1 Venture Investment	100.00	Korea	Dec. 31	Capital investment

Investor	Investee	Ownership interests(%)	Location	Reporting date	Industry
KB Investment Co., Ltd.	NPC 05-6 KB Venture Fund(2)	20.00	Korea	Dec. 31	Capital investment
	NPC 07-5 KB Venture Fund(2)	20.00	Korea	Dec. 31	Capital investment
	09-5 KB Venture Fund(2)	33.33	Korea	Dec. 31	Capital investment
	NPS 06-5 KB Corporate Restructuring Fund(2)	13.57	Korea	Dec. 31	Capital investment
	NPS KBIC Private Equity Fund No. 1(3)	2.56	Korea	Dec. 31	Capital investment
	KoFC-KB Pioneer Champ No.2010-8 Investment Partnership(2)	50.00	Korea	Dec. 31	Capital investment
	KBIC Private Equity Fund No. 3(3)	2.00	Korea	Dec. 31	Capital investment
	2011 KIF-KB IT Venture Fund(2)	43.33	Korea	Dec. 31	Capital investment
	KoFC-KB Young Pioneer 1st Fund(3)	33.33	Korea	Dec. 31	Capital investment
KB Investment & Securities	KB-Glenwood Private Equity Fund 1(3)	0.03	Korea	Dec. 31	Capital investment
	New Star 1st. Ltd(1)	—	Korea	Dec. 31	Asset-backed securitization
KB-Glenwood Private Equity Fund 1	Chungkang Co., Ltd.	100.00	Korea	Dec. 31	Capital investment
Chungkang Co., Ltd.	Powernet Technologies Co., Ltd.	92.64	Korea	Dec. 31	Electronic product manufacturing
KB Kookmin Card Co., Ltd	KB Kookmin Card First Securitization Co., Ltd.(1)	—	Korea	Dec. 31	Asset-backed securitization
KB Life Insurance Co., Ltd.	KB Evergreen Private securities 49 (Bond) and 7 others	100.00	Korea	Dec. 31	Private equity fund

(1)	The activities of entities, decision-making powers and benefits and risks are considered when special purpose entities are consolidated.
(2)	Consolidated because the Group controls the entity as a general partner.
(3)	Consolidated because the Group controls the entity as a managing member.

The condensed financial information of major subsidiaries as of January 1, 2010, and as of and for the years ended December 31, 2010 and 2011, are as follows:

	As of January 1, 2010
	Assets		Liabilities		Equity
	(In millions of Korean won)
Kookmin Bank(1)	(Won)	257,644,139	(Won)	236,763,981	(Won)	20,880,158
KB Investment & Securities Co., Ltd.(1)		2,231,260		1,930,018		301,242
KB Life Insurance Co., Ltd.(1)		2,524,059		2,372,540		151,519
KB Asset Management Co., Ltd		108,735		12,699		96,036
KB Real Estate Trust Co., Ltd		257,767		134,672		123,095
KB Investment Co., Ltd.(1)		425,136		320,862		104,274
KB Futures Co., Ltd		236,949		199,710		37,239
KB Credit Information Co., Ltd		29,488		6,189		23,299
KB Data System Co., Ltd		45,698		28,549		17,149

	As of and for the Year Ended December 31, 2010
	Assets		Liabilities		Equity		Operating revenue		Profit for the period		Total compre- hensive income for the period
	(In millions of Korean won)
Kookmin Bank(1)	(Won)	254,529,047	(Won)	233,572,778	(Won)	20,956,269	(Won)	23,632,024	(Won)	151,062	(Won)	234,738
KB Investment & Securities Co., Ltd.(1)		2,420,085		2,071,770		348,315		536,198		39,535		47,073
KB Life Insurance Co., Ltd.(1)		3,673,209		3,343,362		329,847		1,241,274		18,362		58,903
KB Asset Management Co., Ltd		142,826		17,145		125,681		69,151		29,306		29,645
KB Real Estate Trust Co., Ltd		259,189		130,057		129,132		51,038		6,020		6,037
KB Investment Co., Ltd.(1)		524,755		419,053		105,702		35,973		212		1,428
KB Futures Co., Ltd		192,863		150,076		42,787		27,564		4,528		5,548
KB Credit Information Co., Ltd		31,263		6,412		24,851		46,325		1,552		1,552
KB Data System Co., Ltd		52,374		38,302		14,072		130,527		(3,077)		(3,077)

	As of and for the Year Ended December 31, 2011
	Assets		Liabilities		Equity		Operating revenue		Profit for the period		Total compre- hensive income for the period
	(In millions of Korean won)
Kookmin Bank(1)	(Won)	256,512,260	(Won)	237,443,855	(Won)	19,068,405	(Won)	22,274,350	(Won)	2,047,881	(Won)	1,601,009
KB Kookmin Card Co., Ltd.(1)		13,349,351		10,567,141		2,782,210		2,426,030		319,794		328,188
KB Investment & Securities Co., Ltd.(1)		3,314,875		2,792,356		522,519		787,354		28,169		37,732
KB Life Insurance Co., Ltd.(1)		4,515,809		4,161,121		354,688		1,220,799		18,572		24,842
KB Asset Management Co., Ltd		177,691		57,612		120,079		83,855		(5,655)		(5,603)
KB Real Estate Trust Co., Ltd		251,228		106,584		144,644		51,564		15,405		15,512
KB Investment Co., Ltd.(1)		498,506		382,444		116,062		61,574		9,322		10,360
KB Credit Information Co., Ltd		30,529		8,069		22,460		54,874		(2,391)		(2,391)
KB Data System Co., Ltd		30,590		14,370		16,220		117,467		2,148		2,148

(1)	Financial information is based on its consolidated financial statements.

Kookmin Bank

Kookmin Bank engages in the banking business in accordance with Banking Act, trust business in accordance with Capital Market and Financial Investment Business Act and other relevant businesses. As of December 31, 2011, Kookmin Bank has 1,165 domestic branches and offices and 7 overseas branches (excluding 3 subsidiaries and 2 offices). Kookmin Bank’s capital stock as of December 31, 2011, is (Won) 2,021,896 million.

KB Kookmin Card Co., Ltd.

KB Kookmin Card Co., Ltd. (the “KB Kookmin Card”) was established upon spin off of Kookmin Bank’s credit card business segment in March 2011, to engage in the credit card business under the Act on Registration of Credit Business and Protection of Finance Users and other related business. Its headquarters are located in Seoul. KB Kookmin Card’s capital stock as of December 31, 2011, is (Won) 460,000 million.

KB Investment & Securities Co., Ltd.

KB Investment & Securities Co., Ltd. (the “KB Investment & Securities”) was established on August 16, 1995, to engage in financial investment business services including investment trading services and brokerage services and in other related services in accordance with the Capital Market and Financial Investment Business Act. On March 11, 2008, the former Hannuri Investment & Securities changed its name to KB Investment & Securities. KB Investment & Securities Co., Ltd. merged with KB Futures Co., Ltd. on March 12, 2011. Its headquarters are located in Seoul. KB Investment & Securities’ capital stock as of December 31, 2011, is (Won) 157,942 million.

KB Life Insurance Co., Ltd.

KB Life Insurance Co., Ltd. (the “KB Life Insurance”) was established on April 29, 2004, to engage in financial insurance operations. On May 31, 2004, the company merged with Hanil Life Insurance Co., Ltd., undertaking all the insurance contracts and related assets and liabilities. The life insurance business under the Insurance Business Act is one of the company’s major business operations. Its headquarters are located in Seoul. KB Life Insurance’s capital stock as of December 31, 2011, is (Won) 276,000 million.

KB Asset Management Co., Ltd.

KB Asset Management Co., Ltd. (the “KB Asset Management”) was established on April 1988 to engage in investment advisory services including consulting and providing information on investments in securities. On July 1997, it started to engage in collective investment businesses (previously known as security investment trust operations) under the Capital Market and Financial Investment Business Act (previously called the Security Investment Trust Business Act). Its headquarters are located in Seoul. KB Asset Management’s capital stock as of December 31, 2011, is (Won) 38,338 million.

Real Estate Trust Co., Ltd.

KB Real Estate Trust Co., Ltd. (the “KB Real Estate Trust”) was established on December 3, 1996, to provide real estate trust services including land trust. Under the Capital Market and Financial Investment Business Act (previously called the Trust Business Act), the Financial Services Commission authorized the company to engage in real estate trust service. On September 16, 2002, the name of the company changed to KB Real Estate Trust Co., Ltd. from Jooeun Real Estate Trust Inc. Its headquarters are located in Seoul. KB Real Estate Trust’s capital stock as of December 31, 2011, is (Won) 80,000 million.

KB Investment Co., Ltd.

KB Investment Co., Ltd. (the “KB Investment”) was established on March 27, 1990, to provide services to small startup companies. Its main business is to invest in venture companies and small startup companies, and to organize startup investment cooperatives and private equity funds. On April 3, 1990, the company, under Section 7 of the Support for Small and Medium Enterprise Establishment Act, was listed on the Small Business Administration as a small startup business investment organization. KB Investment purchases impaired loans, invests in companies under debt restructuring process, and sells reorganized companies after normalization. In March 2001, the company, under the Industrial Development Act, registered as a Corporate Restructuring Company in the Ministry of Knowledge Economy. As approved by its shareholders on June 25, 2009, its name was changed to KB Investment Co., Ltd. Its headquarters are located in Seoul. KB Investment’s capital stock as of December 31, 2011, is (Won) 44,759 million.

KB Credit Information Co., Ltd.

KB Credit Information Co., Ltd. (the “KB Credit Information”) was established on October 9, 1999, under the Credit Information Protection Act to engage in loan collection services and credit research services. On May 2, 2002, the company merged with KM Credit Information Inc. to improve management of subsidiaries. As approved by its shareholders on October 28, 2002, its name was changed from Kookeun Credit Information Co., Ltd. to KB Credit Information Co., Ltd. Its headquarters are located in Seoul. KB Credit Information’s capital stock as of December 31, 2011, is (Won) 6,262 million.

KB Data Systems Co., Ltd.

KB Data Systems, Co., Ltd. (the “KB Data Systems”) was established on September 1991 to engage in computer system development and its sales, system maintenance, and information technology outsourcing services. Its headquarters are located in Seoul. KB Data Systems’ capital stock as of December 31, 2011, is (Won) 8,000 million.

Kookmin Bank Int’l Ltd.(London)

Kookmin Bank Int’l Ltd.(London) was established in November 1991 and operates its businesses mainly in general banking, trading finance, foreign currency exchange, and derivatives. Its name was changed from Korea Long Term Credit Bank Int’l Ltd. to Kookmin Bank Int’l Ltd.(London) when the Bank merged with Korea Long Term Credit Bank in January 1999. The headquarters are located in London, England. Kookmin Bank Int’l Ltd.(London)’s capital stock as of December 31, 2011, is USD 30,392,000.

Kookmin Bank Hong Kong Ltd.

Kookmin Bank Hong Kong Ltd. was established in July 1995 and operates its businesses in general banking and trading finance. The headquarters are located in Hong Kong. Kookmin Bank Hong Kong Ltd.’s capital stock as of December 31, 2011, is USD 20,000,000.

Kookmin Bank Cambodia PLC.

Kookmin Bank acquired 51% of ownership of Kookmin Bank Cambodia PLC. in May 2009. As of December 31, 2011, Kookmin Bank owns 53.19% through participation in capital stock increase in December 2010. In particular, Kookmin Bank Cambodia PLC. mainly operates lending, borrowing, foreign currency exchange services, and other ordinary banking businesses. The headquarters are located in Phnom Penh, Cambodia. Kookmin Bank Cambodia PLC.’s capital stock as of December 31, 2011, is USD 16,000,000.

Special Purpose Entities(SPEs)

Subsidiaries are all entities (including SPEs) over which the Group has the power to govern the financial and operating policies generally accompanying a shareholding of more than one half of the voting rights. However, there are some cases where the Group may still control some entities, mostly SPEs, with less than one half of the voting rights for a single, well-defined, and narrow purpose. SPEs may take the form of a corporation, trust, partnership or unincorporated entity. SPEs often are created with legal arrangements that impose strict and sometimes permanent limits on the decision-making powers of their governing board, trustee or management over the operations of the SPE. Frequently, these provisions specify that the policy guiding the ongoing activities of the SPE cannot be modified, other than perhaps by its creator or sponsor.

The Group consolidates an SPE when, in substance, the Group controls the SPE as follows:

•	In substance, the activities of the SPE are being conducted on behalf of the entity according to its specific business needs so that the Group obtains benefits from the SPE’s operations;

•

In substance, the Group has the decision-making powers to obtain the majority of the benefits of the activities of the SPE or, by setting up an ‘autopilot’ mechanism, the Group has delegated these decision-making powers;

•	In substance, the Group has rights to obtain the majority of the benefits of the SPE and therefore may be exposed to risks incident to the activities of the SPE; or

•	In substance, the Group retains the majority of the residual or ownership risks related to the SPE or its assets in order to obtain benefits from its activities.

The types of SPEs include asset-backed securitization specialty companies, project financing companies, private equity funds, and partnerships. The purpose of business activities of SPEs are the asset-backed securitization, providing lines of credit and loans, investing in equity shares and managing assets.

Changes in subsidiaries

KB Kookmin Card First Securitization Co., Ltd., 2011 KIF-KB IT Venture Fund, KoFC-KB Young Pioneer 1st Fund and KB Evergreen Private Securities 35(Bond) and other 47 private equity funds are newly included in consolidation. KB Investment & Securities Hong Kong Ltd., Kookmin No,16 Investment Partnership, KB 9th Securitization Specialty Co., Ltd. and five asset-backed securitization SPEs and PCA Income Private Securities A-5(Bond) and other 31 private equity funds have been excluded from consolidation because those were liquidated. In March, 2011, Kookmin Bank spun off its credit card business segment and established a new subsidiary, KB Kookmin Card Co., Ltd., and KB investment & Securities Co., Ltd. merged with KB Futures Co., Ltd.

41. Finance/Operating Lease

41.1 Finance lease

The future minimum lease payments arising as of December 31, 2011, are as follows:

	As of December 31, 2011
	(In millions of Korean won)
Net Carrying amount of finance lease assets	(Won)	18,477
Minimum lease payment
Within 1 year		754
1-5 years		637

Total		1,391

Present value of minimum lease payment
No later than 1 year		697
1-5 years		601

Total		1,298

Contingent rent		—
Minimum sublease		—

41.2 Operating lease

The future minimum lease payments arising from the non-cancellable lease contracts as of December 31, 2011, are as follows:

	As of December 31, 2011
	(In millions of Korean won)
Minimum lease payment
Within 1 year	(Won)	104,327
1-5 years		79,970
Over 5 years		1,287

Total		185,584

Minimum sublease payment		(15)
Lease payment reflected in profit or loss
Minimum lease payment		188,854
Contingent rent		4
Sublease payment		(53)

Total		188,805

42. Related Party Transactions

Significant transactions with related parties for the years ended December 31, 2010 and 2011, are as follows:

		For the Year Ended December 31, 2010
		Interest income and others		Provision (reversal)		Interest expense and others
		(In millions of Korean won)
Associates	Korea Credit Bureau Co., Ltd	(Won)	3	(Won)	—	(Won)	186
	UAMCO., Ltd		1,950		71		95
	KB Global Star Game & Apps SPAC		321		—		76
	Testian Co., Ltd		46		21		—
	Semiland Co., Ltd		25		7		—
	Powerrex Corporation Co., Ltd		32		(5)		1
	Sehwa Electronics Co., Ltd		37		(3)		17
	Serit Platform Co., Ltd		60		(24)		5
	KT Wibro infrastructure Co., Ltd		3		—		55
Joint venture	Burrill-KB Life Science Fund		1,205		—		785
Key management			10,403		30		534
Other	Retirement pension		107		—		453

Total		(Won)	14,192	(Won)	97	(Won)	2,207

		For the Year Ended December 31, 2011
		Gain on sale of loans		Interest income and others		Provision (reversal)		Loss on sale of loans		Interest expense and others
		(In millions of Korean won)
Associates	Korea Credit Bureau Co., Ltd	(Won)	—	(Won)	—	(Won)	—	(Won)	—	(Won)	168
	UAMCO., Ltd		13,455		1,196		(3)		40,879		3
	KB Global Star Game & Apps SPAC		—		1,443		—		—		36
	Testian Co., Ltd		—		24		8		—		—
	United PF 1st Recovery Private Equity Fund		30,722		—		—		—		—
	JSC Bank CenterCredit		—		—		—		—		218
	Semiland Co., Ltd		—		17		(3)		—		1
	Powerrex Corporation Co., Ltd		—		74		(104)		—		1
	Sehwa Electronics Co., Ltd		—		21		—		—		19
	Serit Platform Co., Ltd		—		85		26		—		—
	DS Plant Co., Ltd		—		376		39		—		—
Joint venture	Burrill-KB Life Science Fund		—		—		—		—		17
Key management			—		397		(1)		—		297
Other	Retirement pension		—		199		—		—		898

Total		(Won)	44,177	(Won)	3,832	(Won)	(38)	(Won)	40,879	(Won)	1,658

The details of receivables and payables, and related allowances for loans losses arising from the related party transactions as of January 1, 2010, and December 31, 2010 and 2011, are as follows:

		As of January 1, 2010
		Receivables		Allowances for loan losses		Payables
		(In millions of Korean won)
Associates	Korea Credit Bureau Co., Ltd	(Won)	—	(Won)	—	(Won)	4,997
	UAMCO., Ltd		—		—		11,178
	Semiland Co., Ltd		1		—		10
	Powerrex Corporation Co., Ltd		150		109		86
	Sehwa Electronics Co., Ltd		1		3		903
	Serit Platform Co., Ltd		368		74		593
Joint venture	Burrill-KB Life Science Fund		—		—		—
Key management			194,249		633		111,505
Other	Retirement pension		—		—		8,351

Total		(Won)	194,769	(Won)	819	(Won)	137,623

		As of December 31, 2010
		Receivables		Allowances for loan losses		Payables
		(In millions of Korean won)
Associates	Korea Credit Bureau Co., Ltd	(Won)	—	(Won)	—	(Won)	9,725
	UAMCO., Ltd		40,330		71		15
	KB Global Star Game & Apps SPAC		1,083		—		1,472
	Testian Co., Ltd		610		21		—
	Semiland Co., Ltd		229		7		—
	Joam Housing Development Co., Ltd		—		—		75
	Powerrex Corporation Co., Ltd		3,288		104		10
	Sehwa Electronics Co., Ltd		350		—		25
	Serit Platform Co., Ltd		786		50		9
Joint venture	Burrill-KB Life Science Fund		—		—		—
Key management			154,763		72		14,559
Other	Retirement pension		—		—		7,919

Total		(Won)	201,439	(Won)	325	(Won)	33,809

		As of December 31, 2011
		Receivables		Allowances for loan losses		Payables
		(In millions of Korean won)
Associates	Korea Credit Bureau Co., Ltd	(Won)	—	(Won)	—	(Won)	12,575
	UAMCO., Ltd		38,745		68		146
	JSC Bank CenterCredit		—		—		23,066
	KB Global Star Game & Apps SPAC		2,488		—		21,766
	Testian Co., Ltd		632		29		—
	Semiland Co., Ltd		151		4		114
	Joam Housing Development Co., Ltd		—		—		58
	Powerrex Corporation Co., Ltd		—		—		10
	Sehwa Electronics Co., Ltd		38		—		649
	Serit Platform Co., Ltd		768		76		17
	DS Plant Co., Ltd		3,167		39		97
Joint venture	Burrill-KB Life Science Fund		—		—		—
Key management			22,433		33		8,814
Other	Retirement pension		—		—		36,516

Total		(Won)	68,422	(Won)	249	(Won)	103,828

According to IAS 24, the Group includes subsidiaries, associates, joint ventures, key management (including family members), and post-employment benefit plans of the Group in the scope of related parties. Additionally, the Group discloses balances (receivables and payables) and other amounts arising from the related party transactions in the notes to the financial statements. Refer to Note 13 for details on investments in associates and joint ventures.

Key management includes the directors of the Parent Company and the directors of Kookmin Bank and subsidiaries where the directors and their close family members have the power to influence the decision-making process. The Group recognized receivables amounting to (Won) 194,249 million, (Won) 154,763 million and (Won) 22,433 million as of January 1, 2010, and December 31, 2010 and 2011, respectively, and related allowances for loan losses amounting to (Won) 633 million, (Won) 72 million and (Won) 33 million as of January 1, 2010, and December 31, 2010 and 2011, from the sale to key management. Of those respective amounts, receivables amounting to (Won) 190,760 million, (Won) 152,023 million and (Won) 16,497 million, and related allowance for loan loss amounting to (Won) 628 million, (Won) 68 million and (Won) 21 million, are from companies where key management has a power to influence the decision-making process.

Accrued severance benefit plan is based on the retirement benefit pension plan with the Group and related parties enrolled in. The Group discloses receivable and payable balances arising from transactions between the Group and the retirement benefit pension plan assets in the notes to the financial statements. Kookmin Bank, one of the subsidiaries of the Group, has received deposits of (Won) 8,351 million, (Won) 7,919 million and (Won) 36,516 million as of January 1, 2010, and December 31, 2010 and 2011, respectively, from the retirement benefit pension plan and accounted for the amounts received as deposits under liabilities.

Guarantees to related parties as of January 1, 2010, and December 31, 2010 and 2011, are as follows:

		As of January 1,		As of December 31,
		2010		2010		2011
		(In millions of Korean won)
UAMCO., Ltd.	Loan commitments in Korean won	(Won)	—	(Won)	87,548	(Won)	89,077
	Purchase of security investment		162,750		89,950		89,950
Sehwa Electronics Co., Ltd. and others	Loan commitments in Korean won		—		3,940		2,891
	Others		2,566		2,790		2,171

The details of compensation to key management for the years ended December 31, 2010 and 2011, are as follows:

	For the Year Ended December 31, 2010
	Short-term employee benefits		Post- employment benefit		Termination benefits		Share-based payments		Total
	(In millions of Korean won)
Registered directors (executive)	(Won)	2,996	(Won)	205	(Won)	—	(Won)	(5,695)	(Won)	(2,494)
Registered directors (non-executive)		559		—		—		(254)		305
Non-registered directors		8,212		301		243		4,632		13,388

Total	(Won)	11,767	(Won)	506	(Won)	243	(Won)	(1,317)	(Won)	11,199

	For the Year Ended December 31, 2011
	Short-term employee benefits		Post- employment benefit		Termination benefits		Share-based payments		Total
	(In millions of Korean won)
Registered directors (executive)	(Won)	4,614	(Won)	284	(Won)	—	(Won)	2,654	(Won)	7,552
Registered directors (non-executive)		1,011		—		—		(48)		963
Non-registered directors		5,769		505		135		840		7,249

Total	(Won)	11,394	(Won)	789	(Won)	135	(Won)	3,446	(Won)	15,764

43. Approval of Financial Statements

The financial statements as of and for the year ended December 31, 2011, were approved on February 9, 2011, by the Board of Directors.

44. Event after the Reporting Period

The Group established KB Savings Bank Co., Ltd. with a capital investment of (Won) 171,526 million in January 2012. KB Savings Bank Co., Ltd. signed a purchase & assumption (P&A) deal for selected assets and liabilities of Jeil Savings Bank Co., Ltd. with Korea Deposit Insurance Corporation on January 11, 2012. KB Savings Bank Co., Ltd. obtained an approval for operation from the Financial Services Commission and acquired the assets and liabilities of Jeil Savings Bank Co., Ltd. on January 13, 2012. The Group expects synergies from diversification of customers through the P&A deal and has recognized the goodwill attributable to the synergies in 2012.

The consideration transferred and the assets and liabilities arising from the P&A deal are as follows. As the final due diligence is in progress, according to the agreement with Korea Deposit Insurance Corporation, the amounts of assets acquired and the liabilities assumed are provisional and are subject to change per the final due diligence and valuation results.

	Amounts
	(In millions of Korean won)
Total consideration	(Won)	—
Recognized amounts of identifiable assets acquired and liabilities assumed
Cash and due from financial institutions		40,575
Financial assets at fair value through profit and loss		467
Loans		275,940
Financial investments		17,204
Other assets		2,212,155

Total assets	(Won)	2,546,341

Deposits		2,557,858
Other liabilities		96,483

Total liabilities	(Won)	2,654,341

Total identifiable net assets		(Won)(108,000)

Goodwill	(Won)	108,000
Acquisition-related costs(1)		1,527

(1)	Recorded in fee and commission expense in the statement of comprehensive income.

The receivables including loans from the P&A deal at the acquisition date are as follows:

	Amounts
	(In millions of Korean won)
Fair value
Loans	(Won)	275,940
Other receivables		2,212,155

Total	(Won)	2,488,095

Contractual cash flow
Loans	(Won)	400,514
Other receivables		2,212,155

Total	(Won)	2,612,669

Estimate of the contractual cash flows not expected to be collected
Loans	(Won)	124,574
Other receivables		—

Total	(Won)	124,574

45. Parent Company Information

The following tables present the Parent Company Only financial information:

Condensed Statements of Financial Position

	2010.01.01		2010.12.31		2011.12.31
	(In millions of Korean won)
Assets
Cash held at bank subsidiaries	(Won)	845,366	(Won)	759,998	(Won)	32,031
Receivables from nonbanking subsidiaries		170,000		160,000		60,000
Investments in subsidiaries(1)
Banking subsidiaries		16,774,896		16,774,896		14,821,721
Nonbanking subsidiaries		837,226		898,426		2,951,601
Other assets		36,826		186,592		645,337

Total assets	(Won)	18,664,314	(Won)	18,779,912	(Won)	18,510,690

Liabilities and shareholders’ equity
Debts	(Won)	—	(Won)	—	(Won)	130,000
Debentures		798,421		799,353		49,988
Other liabilities		7,450		159,438		614,422
Shareholders’ equity		17,858,443		17,821,121		17,716,280

Total liabilities and shareholders’ equity	(Won)	18,664,314	(Won)	18,779,912	(Won)	18,510,690

(1)	Investments in subsidiaries were accounted at cost method in accordance with IAS 27.

Condensed Statements of Income

	2010		2011
	(In millions of Korean won)
Income
Dividends from subsidiaries:
Dividends from banking subsidiaries	(Won)	95,305	(Won)	—
Interest from subsidiaries		36,150		26,999
Other income		831		884

Total income		132,286		27,883

Expense
Interest expense		53,431		41,571
Noninterest expense		38,177		51,537

Total expense		91,608		93,108

Profit(loss) before tax expense		40,678		(65,225)

Tax income(expense)		897		1,547

Profit(loss) for the year	(Won)	41,575		(63,678)

Condensed Statements of Cash Flows

	2010		2011
	(In millions of Korean won)
Operating activities
Net income (loss)	(Won)	41,575	(Won)	(63,678)
Reconciliation of net income (loss) to net cash provided by operating activities:
Other operating activities, net		11,442		(4,383)

Net cash provided by (used in) operating activities		53,017		(68,061)

Investing activities
Net payments from (to) subsidiaries		(51,200)		—
Other investing activities, net		(8,288)		(10,743)

Net cash used in investing activities		(59,488)		(10,743)

Financing activities
Increase in debts		—		130,000
Decreases in debentures		—		(750,000)
Cash dividends paid		(78,897)		(41,163)

Net cash provided by (used in) financing activities		(78,897)		(661,163)

Net increase in cash held at bank subsidiaries		(85,368)		(739,967)
Cash held at bank subsidiaries at January 1		845,363		759,995

Cash held at bank subsidiaries at December 31	(Won)	759,995	(Won)	20,028

46. Transition to IFRS

Until December 31, 2010, the Group prepared its consolidated financial statements in accordance with both of K-GAAP and U.S. GAAP for the SEC filings in the U.S. The following sets out reconciliations and descriptions of the effects of the transition from K-GAAP to IFRS, and from U.S. GAAP to IFRS, on the Group’s equity as of January 1, 2010 and December 31, 2010, comprehensive income and cash flows for the year ended December 31, 2010.

46.1 Reconciliation of IFRS comparables from IFRS and K-GAAP

46.1.1 Main policy differences between K-GAAP and IFRS

	K-GAAP	IFRS
Consolidation

Determined by Article 1-3 (1) and (2) of External Audit of Stock Companies before amendment.

•    Largest shareholder with 30% or more of voting power in subsidiary.

•    Where it can exercise rights in determining significant financial or operational decisions of other companies and the companies are determined to be consolidated by the Korean Financial Services Commission.

For operating companies, ownership of the majority of voting rights, either directly or indirectly, leads to consolidation. Potential voting rights are considered and in assessing whether potential voting rights contribute to control, the Group examines all facts and circumstances that affect potential voting rights, except the intention of management and the financial ability to exercise or convert such rights.

A SPE is consolidated by the Group where it is deemed to control it. Indicators of control are as follows:

•    the activities of the SPE are being conducted on behalf of the Group according to its specific business needs so that the entity obtains benefits from the SPE’s operation.

•    the Group has the decision-making powers to obtain the majority of the benefits of the activities of the SPE or, by setting up an ‘autopilot’ mechanism, the entity has delegated these decision-making powers.

•    the Group has rights to obtain the majority of the benefits of the SPE and therefore may be exposed to risks incident to the activities of the SPE.

•    the Group retains the majority of the residual or ownership risks related to the SPE or its assets in order to obtain benefits from its activities.

Based on analysis of above factors, there are some changes in the consolidation scope of SPEs under IFRS.

	K-GAAP	IFRS
Allowances for loan losses

The calculation of allowances for loan losses is based on the estimates made through reasonable and objective method for receivables of uncertain collectability.

The higher amount estimated using the two methods below is used:

i) allowances for loan losses based on historical loss data.

ii) allowances provided in accordance with directed minimum percentage rate in its respective asset quality category as prescribed by the Regulation on Supervision of Banking Business.

If there is objective evidence that an impairment loss on loans at amortized cost has been incurred, the amount of the loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset’s original effective interest rate.

An entity first assesses whether objective evidence of impairment exists individually for financial assets that are individually significant, and individually or collectively for financial assets that are not individually significant.

If an entity determines that no objective evidence of impairment exists for an individually assessed financial asset, it includes the asset in a group of financial assets with similar credit risk characteristics and collectively assesses them for impairment.

Such collective assessment is determined by applying a probability of default of a group of assets and a loss given default by type of recovery method with regard to various factors such as type of collateral, product and borrowers, credit rating, loss emergence period, collecting period amongst others.

Provisions for unused commitments/ guarantees	Reserve more than minimum funding rate of asset quality in accordance with rules reflecting a result of asset quality classification and credit conversion factor.	The amount recognized as provisions shall be the best estimate of the expenditure required to settle the present obligation at the reporting date. The risks and uncertainties that inevitably surround many events and circumstances shall be taken into account in reaching the best estimate of provisions. Where the effect of the time value of money is material, the amount of provisions shall be the present value of the expenditures expected to be required to settle the obligation. Evaluation models using various risk factors such as CCF (Credit Convert Factor), PD (Probability of Default) and LGD (Loss Given Default) are employed.

	K-GAAP	IFRS
Interest income recognized by effective interest method

Interest income is recognized using the effective interest method except for the following which is recognized when cash is received:

i) Interest on loan whose principal or interest is past due at the end of the reporting period, or,

ii) loans with entity at default that have no guarantee from financial institutions and have deposits as collateral which are less than the outstanding amount at the end of the reporting period.

Interest income is recognized using the effective interest method.

	Loan origination costs that have future economic benefits and identifiable by transactions are deferred and amortized using effective interest method.	All direct loan origination fees and costs are deferred and recognized through the effective interest method.

Impairment recognition of securities	When there is an objective evidence of impairment, impairment loss shall be recognized.	A significant or prolonged decline in the fair value of an equity security below acquisition cost is also objective evidence of impairment.

	If, in a subsequent period, the amount of the impairment loss in available-for-sale security at fair value is related objectively to an event occurring after the impairment was recognized, the previously recognized impairment loss can be reversed.	Impairment losses recognized in profit or loss for an investment in an equity instrument classified as available-for-sale shall not be reversed through profit or loss.

Definition of derivative

A derivative is a financial instrument or other contract having all the following characteristics:

a. Needs underlying variables and units specified in contract (or payment rules).

b. It requires no initial net investment or an initial net investment that is smaller than would be required for other types of contracts that would have an effect to have a similar response to changes in market prices; and

c. Able to be settled net in cash.

A derivative is a financial instrument or other contract having all three of the following characteristics:

a. Its value changes in response to the change in a specified interest rate, financial instrument price, commodity price, foreign exchange rate, index of prices or rates, credit rating or credit index, or other variable, provided in the case of a non-financial variable that the variable is not specific to a party to the contract (sometimes called the ‘underlying’);

b. It requires no initial net investment or an initial net investment that is smaller than would be required for other types of contracts that would be expected to have a similar response to changes in market factors; and

c. It is settled at a future date.

	K-GAAP	IFRS
Fair value adjustments of financial instruments

When derivatives are exposed to counterparty’s credit risk, credit value adjustments are measured in accordance with minimum percentage rate by asset quality category as prescribed in the Regulation on Supervision of Banking Business.

Adjustment of bid or asking price: apply mid-market price.

When derivatives are exposed to credit risk, the credit risk of the company and of the counterparty are evaluated according to risk position.

Apply bid or ask price by risk position in the valuation of a financial instrument.

Provisions for membership rewards program	The estimated future costs of supplying the awards are recognized as provisions for credit card points.	Credit card points granted to customers as part of a sales transaction are measured at fair value and the recognition of revenue is deferred when they are granted. And they are recognized as revenue when redeemed by customers or expired.

Employee benefits

Retirement benefits: Benefits are measured based on assumption that all eligible employees and directors, with at least one year of service, were to terminate their employment at the end of the reporting period.

Short-term employee benefit: Compensation for unused annual leave is recognized as expense during the period when payment is made.

Post-employment benefit obligation: It is measured by an actuarial valuation method using the projected unit credit method.

Short-term employee benefit: It is recognized as an expense during the period when services are provided and benefits are earned.

Asset retirement obligation	No provisions are recognized for restoration cost of leased property.	The expected restoration costs for structures in leased office that are used for a business purpose are recognized as a liability. This amount is included as an acquisition cost, which shall be depreciated and management’s estimate of the obligation is re-evaluated annually.

Classification of equity and liability	A financial instrument issued is classified as liability or equity by its legal form.

A financial liability is any liability that is a contractual obligation to deliver cash or another financial asset to another entity or to exchange financial assets or financial liabilities with another entity under conditions that are potentially unfavorable to the entity. However, if the issuer has the option to defer the payment indefinitely, it is classified as equity.

A financial instrument that gives the holder the right to put it back to the issuer for cash or another financial asset is classified as liability.

	K-GAAP	IFRS
Offsetting financial assets and liabilities	A financial asset and a financial liability from standardized brokerage transaction can be offset and presented as the net amount in the statement of financial position.	A financial asset and a financial liability shall be offset and presented as the net amount in the statement of financial position when, and only when, an entity currently has a legally enforceable right to set off the recognized amounts and intends either to settle on a net basis, or to realize the asset and settle the liability simultaneously.

Goodwill	Goodwill is amortized over a reasonable period from the beginning of the first annual period in which it arose, using straight-line method.	Goodwill acquired in a business combination shall not be amortized. An entity shall test goodwill for impairment at least annually.

Gains on a bargain purchase	Gains on a bargain purchase are reversed over the reasonable period from the beginning of the first annual period in which it was earned using straight-line method.	Gains on a bargain purchase are recognized in the period it occurs through profit or loss.

Deferred income tax

Recognition of deferred income tax asset: deferred income tax asset shall be recognized if it is probable that the tax benefit is utilized.

Determine whether deferred income tax asset or deferred income tax liability shall be recognized by temporary difference between the carrying amount of an investment asset in the statement of financial position of subsidiary and its tax base.

Recognition of deferred income tax asset: deferred income tax asset shall be recognized if it is probable that the tax benefit will be utilized.

Recognize deferred income tax asset or deferred income tax liability in a way that temporary differences are realized.

Foreign currency translation

•    Foreign currency transaction:

Assets or liabilities denominated in foreign currency for each statement of financial position presented shall be translated at the closing rate at the end of the reporting period, gains or losses arising from this recorded as loss on foreign currency exchange or gains on foreign currency exchange in profit or loss.

•    Foreign branches:

Translation of financial statements in a foreign currency to Korean won for a branch of a reporting entity shall be translated at the closing rate at the end of the reporting period.

•    Foreign currency transaction:

At each reporting date:

a. Foreign currency monetary items shall be translated using the closing rate.

b. Non-monetary items that are measured in terms of historical cost in a foreign currency shall be translated using the exchange rate at the date of the transaction.

c. Non-monetary items that are measured at fair value in a foreign currency shall be translated using the exchange rates at the date when the fair value was determined.

•    Foreign branches:

If the presentation currency differs from the entity’s functional currency, it shall be translated into a different presentation currency using the following procedures:

a. Assets and liabilities for each statement of financial position presented shall be

	K-GAAP	IFRS

translated at the closing rate at the end of the reporting period.

b. Equity: historical rate

c. Income and expenses for each income statement shall be translated at average exchange rates.

d. All resulting exchange differences shall be recognized as other comprehensive income and on disposal of the foreign operation, the amount of the exchange differences shall be recognized in profit or loss as a reclassification adjustment when the gains or losses on disposal are recognized.

Derecognition of a financial asset	No applicable priority of requirements to derecognize a financial asset but an entity uses controls, risks and rewards altogether.	When an entity retains substantially all the risks, rewards and controls of ownership of transferred assets, financial assets shall not be derecognized.

46.1.2 The impact on the financial information of the Group as a result of adoption of IFRS

The impact on the Group’s assets, liabilities, equity, profit, comprehensive income and cash flows as a result of adopting IFRS is as follows:

The details of adjustments to the assets, liabilities, and equity as of January 1, 2010:

	Assets		Liabilities		Equity
	(In millions of Korean won)
K-GAAP	(Won)	262,168,450	(Won)	244,057,124	(Won)	18,111,326

Adjustments:
Consolidation		(2,365,486)		(2,290,995)		(74,491)
Allowances for loan losses		569,598		—		569,598
Provisions for unused commitments/guarantees		—		(304,647)		304,647
Interest income recognized by effective interest method		43,124		(24,810)		67,934
Impairment recognition of securities		(15,641)		—		(15,641)
Definition of derivative		(2,061)		8,837		(10,898)
Fair value adjustments of financial instruments		—		(7,938)		7,938
Provisions for membership rewards program		—		22,305		(22,305)
Employee benefits		—		81,812		(81,812)
Asset retirement obligation		2,295		43,070		(40,775)
Classification of equity and liability		—		(821,297)		821,297
Offsetting of financial assets and liabilities		118,672		118,672		—
Others		(354,870)		(298,332)		(56,538)
Tax effects		(5,110)		144,482		(149,592)

Total adjustments		(2,009,479)		(3,328,841)		1,319,362

IFRS	(Won)	260,158,971	(Won)	240,728,283	(Won)	19,430,688

The details of adjustments to the assets, liabilities, equity, profit and comprehensive income as of and for the year ended December 31, 2010:

	Assets		Liabilities		Equity
	(In millions of Korean won)
K-GAAP	(Won)	262,007,968	(Won)	243,567,615	(Won)	18,440,353

Adjustments:
Consolidation		(4,255,827)		(4,198,470)		(57,357)
Allowances for loan losses		663,522		—		663,522
Provisions for unused commitments/guarantees		—		(113,612)		113,612
Interest income recognized by effective interest method		50,093		(6,061)		56,154
Impairment recognition of securities		(5,931)		—		(5,931)
Definition of derivative		462		(1,545)		2,007
Fair value adjustments of financial instruments		—		(7,628)		7,628
Provisions for membership rewards program		—		21,357		(21,357)
Employee benefits		—		71,006		(71,006)
Asset retirement obligation		3,148		49,460		(46,312)
Classification of equity and liability		—		(684,769)		684,769
Goodwill		89,673		—		89,673
Equity method investment securities		11,314		137		11,177
Offsetting of financial assets and liabilities		113,507		113,507		—
Other		105,020		155,924		(50,904)
Tax effects		(12,327)		137,771		(150,098)

Total adjustments		(3,237,346)		(4,462,923)		1,225,577

IFRS	(Won)	258,770,622	(Won)	239,104,692	(Won)	19,665,930

	Profit		Total comprehensive income
	(In millions of Korean won)
K-GAAP	(Won)	100,183	(Won)	212,245

Adjustments:
Consolidation		47,074		47,074
Allowances for loan losses		93,683		93,683
Provisions for unused commitments/guarantees		(191,034)		(191,034)
Interest income recognized by effective interest method		(11,780)		(11,780)
Impairment recognition of securities		(3,426)		(3,426)
Definition of derivative		12,913		12,913
Fair value adjustments of financial instruments		(311)		(311)
Provisions for membership rewards program		948		948
Employee benefits		10,805		10,805
Asset retirement obligation		(5,537)		(5,537)
Classification of equity and liability		61,835		61,835
Goodwill		89,673		89,673
Equity method investment securities		12,251		7,533
Other		13,496		5,481
Tax effects		(10,864)		(10,864)

Total adjustments		119,726		106,993

IFRS	(Won)	219,909	(Won)	319,238

Summary of adjustments to cash flows

The cash flows have been reclassified in accordance with IFRS as follows:

•

The cash flows related to deposits, which are the major income sources for financial companies and which cash flows were classified as financial activities under K-GAAP, were reclassified as operating activities under IFRS.

•	The cash flows of restricted due from financial institutions, which were classified as investing activities under K-GAAP, were reclassified as operating activities under IFRS.

•

The cash flows of derivatives applied with hedge accounting, which were classified as operating activities under K-GAAP, are reclassified in the same manner as the cash flows of the position being hedged.

•

Additionally, the cash flows from acquisition and disposal of equity or debt instruments of other corporations for the purpose other than trading purpose, which were classified as operating activities under K-GAAP, are reclassified as investing activities under IFRS.

Except for items mentioned above, there are no other significant differences on the cash flow statements prepared in accordance with IFRS and K-GAAP.

46.2 Reconciliation of IFRS comparables from IFRS and U.S. GAAP

46.2.1 Main policy differences between U.S. GAAP and IFRS

	U.S. GAAP	IFRS
Consolidation

For non-VIEs (variable interest entities), ownership of a majority voting interest, either directly or indirectly, leads to consolidation, unless control does not rest with the majority owners.

A VIE is consolidated by the Group if it is deemed to have a controlling financial interest. A controlling financial interest exists where (i) the Group has the power to direct the activities of the VIE that most significantly impact such VIE’s economic performance, and (ii) the Group is obligated to absorb losses of the VIE that are potentially significant to such VIE.

For operating companies, ownership of the majority of voting rights, either directly or indirectly, leads to consolidation. Potential voting rights are considered and in assessing whether potential voting rights contribute to control, the Group examines all facts and circumstances that affect potential voting rights, except the intention of management and the financial ability to exercise or convert such rights. Accordingly, KB Life Insurance Co., Ltd. which is not consolidated under U.S. GAAP is consolidated under IFRS considering the potential voting right.

A SPE is consolidated by the Group where it is deemed to control it. Indicators of control are as follows:

•    the activities of the SPE are being conducted on behalf of the Group according to its specific business needs so that the entity obtains benefits from the SPE’s operation.

	U.S. GAAP	IFRS

•    the Group has the decision-making powers to obtain the majority of the benefits of the activities of the SPE or, by setting up an ‘autopilot’ mechanism, the entity has delegated these decision-making powers.

•    the Group has rights to obtain the majority of the benefits of the SPE and therefore may be exposed to risks incident to the activities of the SPE.

•    the Group retains the majority of the residual or ownership risks related to the SPE or its assets in order to obtain benefits from its activities.

Based on analysis of above factors, there are several changes in the consolidation scope of SPEs under IFRS.

Classification and fair value measurement of debt and equity securities

Classification and fair value measurement of equity securities

The equity securities that do not have readily determinable fair values or have sales restrictions exceeding one year are recorded as “Other securities” under “Investments” using the cost method. The cost method is used for those securities where the Group does not have significant influence over the investee, and under this method, there is no change to the cost basis unless there is an other-than-temporary decline in value.

Classification and fair value measurement of equity securities

The equity securities that do not have readily determinable fair values or have sales restrictions exceeding one year are recorded as available-for-sale and are measured at fair value subsequent to initial measurement unless those securities fall into financial assets measured at fair value through profit and loss.

Treatment of Foreign Exchange

Changes in the fair value of available for sale debt securities arising from changes in foreign exchange rates are recorded in accumulated other comprehensive income and transferred to income on disposal of the security.

Treatment of Foreign Exchange Changes in the fair value of available-for-sale debt securities due to changes in foreign exchange rates are reflected in the income statement.

Impairment of available-for-sale and held- to- maturity securities

Management regularly evaluates whether declines in fair value of individual available-for-sale securities and held-to-maturity securities below their amortized cost are other-than-temporary. Factors considered in determining whether such declines in value are other-than-temporary include the length of time

Impairment of available-for-sale and held- to- maturity securities

The Group assesses at the end of each reporting period whether there is any objective evidence that a financial asset or group of financial assets except for financial assets at fair value through profit or loss is impaired. A financial asset or a group of financial assets is impaired and impairment losses are

	U.S. GAAP	IFRS

and extent to which fair value is less than cost, the status, financial condition and near-term prospects of the issuer and the status of the security as well as whether the Group either plans to sell the security or it is more-likely-than-not that it will be required to sell prior to recovery of the amortized cost basis. Management continually monitors and evaluates these securities for impairment that is other-than-temporary.

The Group’s Consolidated Statement of Income reflects the full impairment (that is, the difference between the security’s amortized cost basis and fair value) on debt securities that the Group intends to sell or would more-likely-than-not be required to sell before the expected recovery of the amortized cost basis. For available-for-sale and held-to-maturity debt securities that management has no intent to sell and believes that it more likely-than-not will not be required to sell prior to recovery, only the credit loss component of the impairment is recognized in earnings, while the rest of the fair value loss is recognized in Accumulated Other Comprehensive Income. The credit loss component recognized in earnings is identified as the amount of principal cash flows not expected to be received over the remaining term of the security as projected using the Group’s cash flow projections using its base assumptions.

incurred, if and only if, there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition of the asset (a ‘loss event’) and that loss event (or events) has an impact on the estimated future cash flows of the financial asset or group of financial assets that can be reliably estimated.

When a decline in the fair value of an available-for-sale securities has been recognized in other comprehensive income and there is objective evidence that the asset is impaired, the cumulative loss (the difference between the acquisition cost and current fair value, less any impairment loss on that securities previously recognized in profit or loss) that had been recognized in other comprehensive income is reclassified from equity to profit or loss as part of other operating income and expenses.

If there is objective evidence that an impairment loss on held-to-maturity debt security carried at amortized cost has been incurred, the amount of the loss is measured as the difference between the security’s carrying amount and the present value of estimated future cash flows discounted at the security’s original effective interest rate. The impairment loss on held-to-maturity debt securities is directly deducted from the carrying amount. The amount of the loss is recognized in profit or loss as part of other operating income and expenses.

Classification of Foreign Exchange spot contracts	Foreign Exchange spot contracts are classified as derivatives since undelivered foreign exchange spot transactions are not considered to be regular way transactions.	Foreign Exchange spot contracts are not classified as derivatives, but as other assets and liabilities since the Group determines that undelivered foreign exchange spot transactions are regular way transactions.

	U.S. GAAP	IFRS
Interest income recognized by effective interest method	Incremental transaction costs directly related to originating loans are included in the initial measurement of a loan. Certain employee and other costs associated with originating loans are deferred and amortized as a yield adjustment over the life of the related loans, net of any related fees received. These costs relate to direct loan origination activities performed by the Group which include evaluating the prospective borrower’s financial condition, recording guarantees, collateral and other security arrangements, negotiating loan terms, preparing and processing loan documents and closing the transaction.	Only those costs associated with loan origination activities which are directly attributable and incremental to the origination of a loan are deferred together with the related fees and thus, included in the calculation of the effective yield.

Loan impairment

Allowances for loan losses

The Group established the loan loss allowance for impaired non-homogeneous loans based on (1) the present value of expected future cash flows discounted at the loan’s effective interest rate, (2) the fair value of the collateral if the loan was collateral dependent or (3) observable market prices if available.

For non-impaired commercial loans, retail loans and small balance homogeneous impaired loan portfolios, the Group established the allowance for loan losses based on a Migration Model by risk rating. A Migration Model is a statistical tool used to monitor the progression of loans and the corresponding historical loss rates. The loss rates derived from this model are used to project the expected percentage of losses within each loan grade category based on past performance over varying periods of time. The loss factors developed through the use of such models are based on various analyses, including the Group’s historical delinquency and loan loss experience, and adjusted for qualitative factors, such as the current economic conditions in which the Group operates as well as current lending policies and procedures.

Allowances for loan losses

A loan is considered to be impaired only if objective evidence indicates that one or more events (“loss events”), occurring after its initial recognition, have an effect on the estimated future cash flows of that asset. An impairment loss for financial assets measured at amortized cost is the difference between the asset’s carrying amount and the present value of the estimated future cash flows discounted at the asset’s original effective interest rate, and are recognized in profit or loss in that reporting period. The estimated future cash flows include only those credit losses that have been incurred at the time of the impairment loss calculation.

The Group first considers whether objective evidence of impairment exists for financial assets that are individually significant. For financial assets carried at amortized cost that are not individually significant, the assessment can be performed on an individual or collective (portfolio) basis. If the Group determines that no objective evidence of impairment exists for an individually assessed financial asset, whether significant or not, it includes the asset in a group of financial assets with similar credit risk characteristics and collectively assesses them for impairment. The Group

U.S. GAAP	IFRS

measures the amount of collective

impairment loss applying a formula based approach (“PD/LGD model”) using Basel II risk components adjusted to be suitable for the concept of loan impairment under IFRS.

The methodology based on the historical loss experience is used to estimate inherent incurred loss on groups of assets for collective assessment of impairment. Such methodology incorporates factors such as the type of collateral, product and borrowers, credit rating, loss emergence period, recovery period and applies probability of default on a group of assets and loss given default by receivable types. Also, consistent assumptions are applied to form PD/LGD model in estimating inherent loss and to determine factors on the basis of historical loss experience and current condition. The methodology and assumptions used for collective assessment of impairment are reviewed regularly to reduce any differences between loss estimates and actual loss experience.

Meanwhile, the Group changed the methodology in determining allowances for loan losses from the Migration Model to the PD/LGD Model in transitioning to IFRS as it had compiled historical loan loss experience data to calculate credit risk capital requirement under Basel II. Also, the Group considered that PD/LGD Model would be more efficient and consistent with the general practice among financial institutions that have transitioned to IFRS in Korea and Europe.

Both the Migration Model and PD/LGD Model satisfy the requirements of U.S.GAAP and IFRS regarding the concept of incurred losses, however differences may arise in allowances for loan losses calculated under the U.S. GAAP Migration Model and the IFRS PD/LGD Model, respectively, due to differences in detailed methodology and accumulated data under each model.

	U.S. GAAP	IFRS
More specifically, under the Migration Model, loan loss rates are calculated based on the migration of the applicable loan among specified loan grade categories. However, under the PD/LGD Model, loan loss rates are calculated based on the probability of default. Specifically, under the U.S. GAAP Migration Model, loan loss rates were calculated based on the balance of the loans that have deteriorated in credit quality and thus have migrated into lower loan grade categories. In contrast, under the IFRS PD/LGD Model, loan loss rates (i.e., the probability of default) are calculated based on the number of the borrowers rather than the amount of the loans. Therefore, when a borrower’s credit quality deteriorates, the impact on the loan loss rates under U.S. GAAP is more dependent upon the size of the loans to such borrower, while the size of the loans to such borrower does not impact the loan loss rates under IFRS. Accordingly, deterioration in the credit quality of certain borrowers with large loan balances would have a bigger negative impact on loan loss rates under U.S. GAAP compared to those under IFRS.

Charge-offs

Loans are charged off if they are deemed to be uncollectible.

Retail and credit card loans without collateral are charged off in full before they are more than 180 days past due if there is no realistic prospect of recovery.

Charge-offs Loans are normally charged off, either partially or in full, when there is no realistic prospect of recovery of these amounts.

Provisions for unused commitments/guarantees	The Group’s policy maintains provisions for unused commitments and guarantees to absorb estimated probable losses related to these unfunded credit facilities. Provisions are estimated based on loss rates using a Migration Model to determine the collective impairment loss measurement for loans.	The Group’s policy maintains provisions for unused commitments and guarantees to absorb estimated probable losses related to these unfunded credit facilities. Provisions are estimated through a formula-based approach (“PD/LGD Model”) which uses Basel II risk components.

Revaluation of fixed assets (Property and equipment)	Revaluation of fixed assets is not permitted and depreciation expense should be based on historical cost.	The Group applies the revalued amount reported under K-GAAP as deemed cost for certain fixed assets. Gains and losses on disposal of those fixed assets, and ongoing depreciation, are recognized based on the revalued amount.

	U.S. GAAP	IFRS
Goodwill and intangible assets acquired in business combinations

Goodwill is not amortized but is tested for impairment on an annual basis.

Intangible assets which meet certain criteria are recognized in a business combination transaction and are amortized over their useful lives.

The Group has not applied IFRS 3, Business Combinations retrospectively to business combinations prior to the date of transition. The carrying amount of goodwill in the opening IFRS balance sheet is the carrying amount under K-GAAP at the date of transition to IFRS. Other intangible assets acquired in business combinations are included as part of goodwill under K-GAAP. Goodwill is not amortized but is tested for impairment on an annual basis.

Hybrid capital investments	A financial instrument is mandatorily redeemable if it embodies an unconditional obligation requiring the issuer to redeem the instrument by transferring its assets at a specified or determinable date (or dates) or upon an event certain to occur. A term extension option, a provision that defers redemption until a specified liquidity level is reached, or a similar provision that may delay or accelerate the timing of a mandatory redemption does not affect the classification of a mandatorily redeemable financial instrument as a liability.	A financial liability is any liability that is a contractual obligation to deliver cash or another financial asset to another entity or to exchange financial assets or financial liabilities with another entity under conditions that are potentially unfavorable to the entity. However, if the issuer has the option to defer the payment indefinitely, it is classified as equity.

Uncertain Tax Positions	A tax position taken or expected to be taken in a tax return is evaluated to determine whether it is more likely than not to be sustained upon examination by the tax authorities, including resolution of any related appeals or litigation processes, based on the technical merits of the position. Only tax positions that meet the more-likely-than-not criteria are measured to determine the amount of benefit to recognize in the financial statements. The tax position is measured as the largest amount of benefit that has a greater than 50% likelihood of being realized upon ultimate settlement with the tax authorities. Differences between tax positions taken in a tax return and amounts recognized are reflected in the financial statements as adjustments of income tax expense or deferred tax assets (liabilities).	There is no clear guidance on recognizing and measuring the benefits of uncertain tax positions, therefore uncertain tax positions are recognized based on the guidance in IAS 37 Provisions, Contingent Liabilities and Contingent Assets. Accordingly a liability related to an uncertain tax position is recognized if the uncertain tax position is probable of resulting in additional payment to the tax authorities. Meanwhile assets related to uncertain tax positions, caused by a claim for rectification or an appeal for refund claimed from the tax authorities related to additional assessments, are treated as contingent assets. Therefore tax expenses are recognized in the financial statements when the uncertain tax position is probable of resulting in additional payment to the tax authorities while tax benefits are recognized only when the tax refund is virtually certain.

46.2.2 The impact on the financial information of the Group as a result of adoption of IFRS

The impact on the Group’s assets, liabilities, equity, profit and comprehensive income as a result of adopting IFRS is as follows:

The details of adjustments to the assets, liabilities, and equity as of January 1, 2010 (transition date):

	Assets		Liabilities		Equity
	(In millions of Korean won)
US-GAAP	(Won)	253,855,432	(Won)	236,279,157	(Won)	17,576,275

Adjustments:
Consolidation		2,618,184		2,566,606		51,578
Classification and fair value measurement of debt and equity securities		632,170		—		632,170
Classification of Foreign Exchange spot contracts		2,448,302		2,448,302		—
Interest income recognized by effective interest method		(300,319)		—		(300,319)
Loan impairment		91,140		—		91,140
Provisions for unused commitments/guarantees		—		(21,441)		21,441
Revaluation of fixed assets (Property and equipment)		1,735,752		—		1,735,752
Goodwill and intangible assets acquired in business combinations		(457,169)		—		(457,169)
Hybrid capital investments		—		(1,000,000)		1,000,000
Uncertain Tax Positions		(575,057)		—		(575,057)
Others		124,374		163,667		(39,293)
Tax effects		(13,838)		291,992		(305,830)

Total adjustments		6,303,539		4,449,126		1,854,413

IFRSs issued by the IASB	(Won)	260,158,971	(Won)	240,728,283	(Won)	19,430,688

The details of adjustments to the assets, liabilities, equity, profit and comprehensive income as of and for the year ended December 31, 2010, are as follows:

	Assets		Liabilities		Equity
	(In millions of Korean won)
US-GAAP	(Won)	251,752,002	(Won)	234,716,456	(Won)	17,035,546

Adjustments:
Consolidation		3,859,486		3,713,506		145,980
Classification and fair value measurement of debt and equity securities		445,310		—		445,310
Classification of Foreign Exchange spot contracts		1,299,467		1,299,467		—
Interest income recognized by effective interest method		(366,119)		—		(366,119)
Loan impairment		705,482		—		705,482
Provisions for unused commitments/guarantees		—		(30,934)		30,934
Revaluation of fixed assets (Property and equipment)		1,765,219		—		1,765,219
Goodwill and intangible assets acquired in business combinations		(452,444)		—		(452,444)
Hybrid capital investments		—		(1,000,000)		1,000,000
Uncertain Tax Positions		(27,310)		—		(27,310)
Others		(11,172)		134,705		(145,877)
Tax effects		(199,299)		271,492		(470,791)

Total adjustments		7,018,620		4,388,236		2,630,384

IFRSs issued by the IASB	(Won)	258,770,622	(Won)	239,104,692	(Won)	19,665,930

	Profit		Total comprehensive income
	(In millions of Korean won)
US-GAAP	(Won)	(592,524)	(Won)	(464,091)

Adjustments
Consolidation		18,266		33,193
Classification and fair value measurement of debt and equity securities		(133,975)		(186,860)
Interest income recognized by effective interest method		(65,800)		(65,800)
Loan impairment		614,342		614,342
Provisions for unused commitments/guarantees		9,493		9,493
Revaluation of fixed assets (Property and equipment)		29,467		29,467
Goodwill and intangible assets acquired in business combinations		4,725		4,725
Hybrid capital investments		64,600		64,600
Uncertain Tax Positions		547,747		547,747
Others		(154,133)		(164,295)
Tax effects		(122,299)		(103,283)
Total adjustments		812,433		783,329

IFRSs issued by the IASB	(Won)	219,909	(Won)	319,238