Form 20-F
period 2012-12-31
KB Financial Group Inc.
filed 2013-04-30
CIK 1445930

As filed with the Securities and Exchange Commission on April 30, 2013

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2012

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

Telephone No.: +82-2-2073-2844

Facsimile No.: +82-2-2073-2848

(Name, telephone, e-mail and/or facsimile number and address of company contact person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered
American Depositary Shares, each representing one share of Common Stock	New York Stock Exchange
Common Stock, par value ￦5,000 per share	New York Stock Exchange*

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

386,351,693 shares of Common Stock, par value ￦5,000 per share

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

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

The financial statements included in this annual report are prepared in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB. As such, we make an explicit and unreserved statement of compliance with IFRS as issued by the IASB with respect to our consolidated financial statements as of December 31, 2011 and 2012 and for the years ended December 31, 2010, 2011 and 2012 included in this annual report. Unless indicated otherwise, the financial information in this annual report (i) as of and for the years ended December 31, 2010, 2011 and 2012 has been prepared in accordance with IFRS as issued by the IASB, and (ii) as of and for the years ended December 31, 2008 and 2009 has been prepared in accordance with generally accepted accounting principles in the United States, or U.S. GAAP, which is not comparable to information prepared in accordance with IFRS.

In accordance with rule amendments adopted by the U.S. Securities and Exchange Commission which became effective on March 4, 2008, we are not required to provide a reconciliation to U.S. GAAP.

Unless expressly stated otherwise, all financial data included in this annual report are presented on a consolidated basis.

We were established on September 29, 2008 pursuant to a “comprehensive stock transfer” under Korean law, whereby holders of the common stock of Kookmin Bank and certain of its subsidiaries transferred all of their shares to us, a new financial holding company, and in return received shares of our common stock. See “Item 4.A. History and Development of the Company—The Establishment of KB Financial Group.” The consolidated financial data included in this annual report are, as of dates and for periods prior to the date of the stock transfer, for Kookmin Bank and its subsidiaries, and as of dates and for periods from and after the date of the stock transfer, for us and our subsidiaries, including Kookmin Bank.

In this annual report:

•

references to “we,” “us” or “KB Financial Group” are to KB Financial Group Inc. and, unless the context otherwise requires, its subsidiaries and, for periods of time prior to the establishment of KB Financial Group on September 29, 2008, Kookmin Bank and, unless the context otherwise requires, its subsidiaries as of such periods;

•	references to “Korea” are to the Republic of Korea;

•	references to the “government” are to the government of the Republic of Korea;

•	references to “Won” or “￦” are to the currency of Korea; and

•	references to “U.S. dollars,” “$” or “US$” are to United States dollars.

Discrepancies between totals and the sums of the amounts contained in any table may be a result of rounding.

For your convenience, this annual report contains translations of Won amounts into U.S. dollars at the noon buying rate of the Federal Reserve Bank of New York for Won in effect on December 31, 2012, which was ￦1,063.2 = US$1.00.

FORWARD-LOOKING STATEMENTS

The U.S. Securities and Exchange Commission encourages companies to disclose forward-looking information so that investors can better understand a company’s future prospects and make informed investment decisions. This annual report contains forward-looking statements.

Words and phrases such as “aim,” “anticipate,” “assume,” “believe,” “contemplate,” “continue,” “estimate,” “expect,” “future,” “goal,” “intend,” “may,” “objective,” “plan,” “positioned,” “predict,” “project,” “risk,” “seek to,” “shall,” “should,” “will likely result,” “will pursue,” “plan” and words and terms of similar substance used in connection with any discussion of future operating or financial performance or our expectations, plans, projections or business prospects identify forward-looking statements. In particular, the statements under the headings “Item 3.D. Risk Factors,” “Item 5. Operating and Financial Review and Prospects” and “Item 4.B. Business Overview” regarding our financial condition and other future events or prospects are forward-looking statements. All forward-looking statements are management’s present expectations of future events and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements.

In addition to the risks related to our business discussed under “Item 3.D. Risk Factors,” other factors could cause actual results to differ materially from those described in the forward-looking statements. These factors include, but are not limited to:

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

For further discussion of the factors that could cause actual results to differ, see the discussion under “Item 3.D. Risk Factors” contained in this annual report. We caution you not to place undue reliance on the forward-looking statements, which speak only as of the date of this annual report. Except as required by law, we are not under any obligation, and expressly disclaim any obligation, to update or alter any forward-looking statements, whether as a result of new information, future events or otherwise.

All subsequent forward-looking statements attributable to us or any person acting on our behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this annual report.

Item 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

Item 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

Item 3.	KEY INFORMATION

Item 3.A.	Selected Financial Data

The selected consolidated financial and operating data set forth below as of and for the years ended December 31, 2010, 2011 and 2012 have been derived from our audited consolidated financial statements, which have been prepared in accordance with IFRS as issued by the IASB. Our consolidated financial statements as of and for the years ended December 31, 2010, 2011 and 2012 have been audited by independent registered public accounting firm Samil PricewaterhouseCoopers.

You should read the following data together with the more detailed information contained in “Item 5. Operating and Financial Review and Prospects” and our consolidated financial statements included elsewhere in this annual report. Historical results do not necessarily predict future results.

Consolidated statements of comprehensive income data

	Year Ended December 31,
	2010		2011		2012		2012 (1)
	(in billions of Won, except common share data)						(in millions of US$, except common share data)
Interest income	￦	13,052	￦	13,956	￦	14,156	US$	13,314
Interest expense		(6,878)		(6,852)		(7,040)		(6,621)

Net interest income		6,174		7,104		7,116		6,693

Fee and commission income		2,482		2,830		2,779		2,613
Fee and commission expense		(777)		(1,035)		(1,186)		(1,115)

Net fee and commission income		1,705		1,795		1,593		1,498

Net gains on financial assets and liabilities at fair value through profit or loss		815		1,036		651		612

Net other operating income (expenses)		(1,068)		(1,092)		(1,455)		(1,369)

General and administrative expenses		(4,367)		(3,932)		(3,885)		(3,655)

Operating profit before provision for credit losses		3,259		4,911		4,020		3,779

Provision for credit losses		(2,871)		(1,513)		(1,608)		(1,512)

Net operating profit		388		3,398		2,412		2,267

Share of profit (loss) of associates and joint ventures		(211)		5		(14)		(13)

Net other non-operating income (expense)		(28)		(142)		(137)		(128)

Net non-operating profit (loss)		(239)		(137)		(151)		(141)

Profit before income tax		149		3,261		2,261		2,126

Tax income (expense)		71		(832)		(549)		(517)

Profit for the year	￦	220	￦	2,429	￦	1,712	US$	1,609

Exchange differences on translating foreign operations		(7)		6		(26)		(24)
Change in value of financial investments		108		(240)		250		235
Shares of other comprehensive loss of associates and joint ventures		(2)		(1)		(44)		(42)
Cash flow hedges		—		(1)		(1)		(1)

Other comprehensive income (loss) for the year, net of tax		99		(236)		179		168

Total comprehensive income for the year	￦	319	￦	2,193	￦	1,891	US$	1,777

Profit attributable to:
Stockholders	￦	147	￦	2,373	￦	1,703	US$	1,601
Non-controlling interests		73		56		9		8

	￦	220	￦	2,429	￦	1,712	US$	1,609

Total comprehensive income attributable to:
Stockholders	￦	226	￦	2,134	￦	1,871	US$	1,759
Non-controlling interests		93		59		20		18

	￦	319	￦	2,193	￦	1,891	US$	1,777

Earnings per share
Basic earnings per share	￦	427	￦	6,461	￦	4,408	US$	4.15
Diluted earnings per share		427		6,445		4,394		4.13

(1)

Won amounts are expressed in U.S. dollars at the rate of ￦1,063.2 to US$1.00, the noon buying rate in effect on December 31, 2012 as quoted by the Federal Reserve Bank of New York in the United States.

Consolidated statements of financial position data

	Year Ended December 31,
	2010		2011		2012		2012 (1)
	(in billions of Won)						(in millions of US$)
Assets
Cash and due from financial institutions	￦	6,830	￦	9,178	￦	10,568	US$	9,940
Financial assets at fair value through profit or loss		4,014		6,326		6,299		5,925
Derivative financial assets		2,595		2,449		2,025		1,904
Loans		197,621		212,107		212,716		200,064
Financial investments		36,190		35,432		36,897		34,703
Investments in associates and joint ventures		723		892		1,035		974
Property and equipment		3,150		3,186		3,104		2,919
Investment property		53		52		53		50
Intangible assets		505		468		500		470
Deferred income tax assets		4		22		19		17
Assets held for sale		9		10		36		33
Other assets		7,077		7,479		8,755		8,234

Total assets	￦	258,771	￦	277,601	￦	282,007	US$	265,233

Liabilities
Financial liabilities at fair value through profit or loss	￦	1,295	￦	1,388	￦	1,851	US$	1,741
Derivative financial liabilities		2,236		2,059		2,069		1,946
Deposits		179,862		190,337		194,403		182,840
Debts		11,745		16,824		15,970		15,020
Debentures		29,107		27,070		24,132		22,696
Provisions		1,020		798		670		630
Defined benefit liabilities		125		128		75		71
Current income tax liabilities		30		589		265		249
Deferred income tax liabilities		284		221		130		122
Other liabilities		13,401		15,087		17,738		16,683

Total liabilities	￦	239,105	￦	254,501	￦	257,303	US$	241,998

Total Equity
Capital stock	￦	1,932	￦	1,932	￦	1,932	US$	1,817
Capital surplus		15,990		15,842		15,840		14,898
Accumulated other comprehensive income		431		191		360		339
Retained earnings		2,621		4,953		6,377		5,998
Treasury shares		(2,477)		—		—		—

Equity attributable to stockholders		18,497		22,918		24,509		23,052
Non-controlling interests		1,169		182		195		183

Total equity	￦	19,666	￦	23,100	￦	24,704	US$	23,235

Total liabilities and equity	￦	258,771	￦	277,601	￦	282,007	US$	265,233

(1)

Won amounts are expressed in U.S. dollars at the rate of ￦1,063.2 to US$1.00, the noon buying rate in effect on December 31, 2012 as quoted by the Federal Reserve Bank of New York in the United States.

Profitability ratios and other data

	Year Ended December 31,
	2010	2011	2012
	(Percentages)
Profit (loss) attributable to stockholders as a percentage of:
Average total assets (1)	0.05%	0.86%	0.59%
Average stockholders’ equity (1)	0.76	10.07	7.06
Dividend payout ratio (2)	28.08	11.72	13.61
Net interest spread (3)	2.37	2.64	2.50
Net interest margin (4)	2.58	2.88	2.74
Efficiency ratio (5)	57.26	44.46	49.15
Cost-to-average assets ratio (6)	1.63	1.43	1.36
Won loans (gross) as a percentage of Won deposits	107.56	107.97	107.53
Total loans (gross) as a percentage of total deposits	111.96	113.25	111.10

(1)	Average balances are based on daily balances for our banking, credit card and investment and securities operations and monthly or quarterly balances for our other operations.
(2)	Represents the ratio of total dividends declared on common stock as a percentage of profit attributable to stockholders.
(3)	Represents the difference between the yield on average interest earning assets and cost of average interest bearing liabilities.
(4)	Represents the ratio of net interest income to average interest earning assets.
(5)

Represents the ratio of general and administrative expenses to the sum of net interest income, net fee and commission income, net gain on financial assets and liabilities at fair value through profit or loss and net other operating income.

(6)	Represents the ratio of general and administrative expenses to average total assets.

Capital ratios

	Year Ended December 31,
	2011	2012
	(Percentages)
Consolidated capital adequacy ratio of KB Financial Group (1)	13.00%	13.90%
Capital adequacy ratios of Kookmin Bank
Tier I capital adequacy ratio (2)	10.30%	10.87%
Tier II capital adequacy ratio (2)	3.25	3.53
Average stockholders’ equity as a percentage of average total assets	8.58	8.42

(1)

Under applicable guidelines of the Financial Services Commission, we, as a bank holding company, are required to maintain a minimum consolidated capital adequacy ratio of 8%. See “Item 5.B. Liquidity and Capital Resources—Financial Condition—Capital Adequacy.”

(2)

Kookmin Bank’s capital adequacy ratios are computed in accordance with the guidelines issued by the Financial Services Commission. See “Item 5.B. Liquidity and Capital Resources—Financial Condition—Capital Adequacy.”

Credit portfolio ratios and other data

	As of December 31,
	2010		2011		2012
	(in billions of Won, except percentages)
Total loans (1)	￦	201,377	￦	215,555	￦	215,985
Total non-performing loans (2)		1,612		1,180		1,516
Other impaired loans not included in non-performing loans		2,204		2,285		2,086
Total of non-performing loans and other impaired loans		3,816		3,465		3,602
Total allowances for loan losses		3,756		3,448		3,268
Non-performing loans as a percentage of total loans		0.80%		0.55%		0.70%
Non-performing loans as a percentage of total assets		0.62		0.43		0.54
Total of non-performing loans and other impaired loans as a percentage of total loans		1.89		1.61		1.67
Allowances for loan losses as a percentage of total loans		1.87		1.60		1.51

(1)	Before deduction of allowances for loan losses.
(2)	Non-performing loans are defined as those loans, including corporate, retail and other loans, which are past due by 90 days or more.

Selected Statistical Information

Average Balance Sheets and Related Interest

The following table shows our average balances and interest rates for the past three years:

	Year Ended December 31,
	2010					2011					2012
	Average Balance (1)		Interest Income (2)(3)		Average Yield	Average Balance (1)		Interest Income (2)(3)		Average Yield	Average Balance (1)		Interest Income (2)(3)		Average Yield
	(in billions of Won, except percentages)
Assets
Cash and interest earning deposits in other banks	￦	1,879	￦	38	2.02%	￦	2,299	￦	75	3.26%	￦	4,867	￦	160	3.29%
Financial investment (debt securities) (4)		32,449		1,502	4.63		32,655		1,469	4.50		33,499		1,428	4.26
Loans:
Corporate		92,018		4,938	5.37		94,486		5,132	5.43		102,083		5,283	5.18
Mortgage		44,322		1,958	4.42		43,790		2,172	4.96		44,439		2,161	4.86
Home equity		26,524		1,258	4.74		29,399		1,513	5.15		30,170		1,534	5.08
Other consumer		28,075		1,996	7.11		29,179		2,176	7.46		29,548		2,152	7.28
Credit cards (5)		11,924		1,293	10.84		12,378		1,342	10.84		12,072		1,346	11.15
Foreign		2,082		69	3.31		2,441		77	3.15		2,744		92	3.35

Loans (total)		204,945		11,512	5.62		211,673		12,412	5.86		221,056		12,568	5.69

Total average interest earning assets	￦	239,273	￦	13,052	5.45%	￦	246,627	￦	13,956	5.66%	￦	259,422	￦	14,156	5.46%

Cash and due from banks		6,731		—	—		7,267		—	—		7,653		—	—
Financial assets at fair value through profit or loss:
Debt securities (3)		6,891		—	—		5,056		—	—		5,638		—	—
Equity securities		369		—	—		674		—	—		1,005		—	—
Other		20		—	—		20		—	—		36		—	—

Financial assets at fair value through profit or loss (total)		7,280		—	—		5,750		—	—		6,679		—	—
Financial investment (equity securities)		3,138		—	—		3,687		—	—		2,755		—	—
Investment in associates		744		—	—		764		—	—		968		—	—
Derivative financial assets		3,061		—	—		2,420		—	—		1,979		—	—
Premises and equipment		3,267		—	—		3,224		—	—		3,215		—	—
Intangible assets		454		—	—		477		—	—		546		—	—
Allowances for loan losses		(4,449)		—	—		(4,227)		—	—		(4,159)		—	—
Other non-interest earning assets		8,167		—	—		8,712		—	—		7,329		—	—

Total average non-interest earning assets		28,393		—	—		28,074		—	—		26,965		—	—

Total average assets	￦	267,666	￦	13,052	4.88%	￦	274,701	￦	13,956	5.08%	￦	286,387	￦	14,156	4.94%

	Year Ended December 31,
	2010					2011					2012
	Average Balance (1)		Interest Expense		Average Cost	Average Balance (1)		Interest Expense		Average Cost	Average Balance (1)		Interest Expense		Average Cost
	(in billions of Won, except percentages)
Liabilities
Deposits:
Demand deposits	￦	48,919	￦	212	0.43%	￦	53,824	￦	314	0.58%	￦	56,191	￦	336	0.60%
Time deposits		112,621		4,055	3.60		124,713		4,563	3.66		133,728		4,916	3.68
Certificates of deposit		11,044		442	4.00		1,746		68	3.89		1,734		67	3.86

Deposits (total)		172,584		4,709	2.73		180,283		4,945	2.74		191,653		5,319	2.78
Debts		15,494		306	1.97		18,475		399	2.16		21,957		464	2.11
Debentures		35,426		1,863	5.26		28,400		1,508	5.31		24,446		1,257	5.14

Total average interest bearing liabilities	￦	223,504	￦	6,878	3.08%	￦	227,158	￦	6,852	3.02%	￦	238,056	￦	7,040	2.96%

Non-interest bearing demand deposits		3,348		—	—		3,249		—	—		3,094		—	—
Derivative financial liabilities		2,591		—	—		2,064		—	—		1,921		—	—
Financial liabilities at fair value through profit or loss		1,783		—	—		1,847		—	—		1,724		—	—
Other non-interest bearing liabilities		15,938		—	—		16,093		—	—		17,292		—	—

Total average non-interest bearing liabilities		23,660		—	—		23,253		—	—		24,031		—	—

Total average liabilities		247,164		6,878	2.78		250,411		6,852	2.74		262,087		7,040	2.69

Total equity		20,502		—	—		24,290		—	—		24,300		—	—

Total average liabilities and equity	￦	267,666	￦	6,878	2.57%	￦	274,701	￦	6,852	2.49%	￦	286,387	￦	7,040	2.46%

(1)	Average balances are based on daily balances for our banking, credit card and investment and securities operations and monthly or quarterly balances for our other operations.
(2)	We do not invest in any tax-exempt securities.
(3)	Excludes interest income from debt securities at fair value through profit or loss.
(4)

Information related to investment securities classified as available-for-sale has been computed using amortized cost, and therefore does not give effect to changes in fair value that are reflected as a component of total equity.

(5)

Interest income from credit cards includes principally cash advance fees of ￦452 billion, ￦441 billion and ￦447 billion and interest on credit card loans of ￦464 billion, ￦484 billion and ￦457 billion for the years ended December 31, 2010, 2011 and 2012, respectively, but does not include interchange fees.

The following table presents our net interest spread, net interest margin, and asset liability ratio for the past three years:

	Year Ended December 31,
	2010	2011	2012
	(percentages)
Net interest spread (1)	2.37%	2.64%	2.50%
Net interest margin (2)	2.58	2.88	2.74
Average asset liability ratio (3)	107.06	108.57	108.98

(1)	The difference between the average rate of interest earned on interest earning assets and the average rate of interest paid on interest bearing liabilities.
(2)	The ratio of net interest income to average interest earning assets.
(3)	The ratio of average interest earning assets to average interest bearing liabilities.

Analysis of Changes in Net Interest Income—Volume and Rate Analysis

The following table provides an analysis of changes in interest income, interest expense and net interest income based on changes in volume and changes in rate for 2010 compared to 2011 and 2011 compared to 2012. Information is provided with respect to: (1) effects attributable to changes in volume (changes in volume multiplied by prior rate) and (2) effects attributable to changes in rate (changes in rate multiplied by prior volume). Changes attributable to the combined impact of changes in rate and volume have been allocated proportionately to the changes due to volume changes and changes due to rate changes.

	2011 vs. 2010 Increase/(Decrease) Due to Change in						2012 vs. 2011 Increase/(Decrease) Due to Change in
	Volume		Rate		Total		Volume		Rate		Total
	(in billions of Won)
Interest earning assets
Cash and interest earning deposits in other banks	￦	10	￦	27	￦	37	￦	84	￦	1	￦	85
Financial investment (debt securities)		9		(42)		(33)		38		(79)		(41)
Loans:
Corporate		137		57		194		396		(245)		151
Mortgage		(24)		238		214		32		(43)		(11)
Home equity		142		113		255		41		(20)		21
Other consumer		80		100		180		28		(52)		(24)
Credit cards		49		—		49		(34)		38		4
Foreign		11		(3)		8		10		5		15

Total interest income	￦	414	￦	490	￦	904	￦	595	￦	(395)	￦	200

	2011 vs. 2010 Increase/(Decrease) Due to Change in						2012 vs. 2011 Increase/(Decrease) Due to Change in
	Volume		Rate		Total		Volume		Rate		Total
	(in billions of Won)
Interest bearing liabilities
Deposits:
Demand deposits	￦	23	￦	79	￦	102	￦	12	￦	10	￦	22
Time deposits		440		68		508		328		25		353
Certificates of deposit		(362)		(12)		(374)		—		(1)		(1)
Debts		62		31		93		74		(9)		65
Debentures		(373)		18		(355)		(204)		(47)		(251)

Total interest expense		(210)		184		(26)		210		(22)		188

Total net interest income	￦	624	￦	306	￦	930	￦	385	￦	(373)	￦	12

Exchange Rates

The table below sets forth, for the periods and dates indicated, information concerning the noon buying rate for Won, expressed in Won per one U.S. dollar. The “noon buying rate” is the rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York. Unless otherwise stated, translations of Won amounts into U.S. dollars in this annual report were made at the noon buying rate in effect on December 31, 2012, which was ￦1,063.2 to US$1.00. We do not intend to imply that the Won or U.S. dollar amounts referred to herein could have been or could be converted into U.S. dollars or Won, as the case may be, at any particular rate, or at all. On April 26, 2013, the noon buying rate was ￦1,111.1 = US$1.00.

	Won per U.S. dollar (noon buying rate)
	Low	High	Average (1)	Period-End
2008	935.2	1,507.9	1,098.7	1,262.0
2009	1,149.0	1,570.1	1,274.6	1,163.7
2010	1,104.0	1,253.2	1,155.7	1,130.6
2011	1,049.2	1,197.5	1,106.9	1,158.5
2012	1,063.2	1,185.0	1,126.2	1,063.2
October	1,090.2	1,114.6	1,105.4	1,090.2
November	1,081.8	1,091.8	1,087.0	1,081.8
December	1,063.2	1,083.7	1,075.2	1,063.2
2013 (through April 26)	1,056.0	1,140.3	1,094.7	1,111.1
January	1,056.0	1,091.2	1,066.5	1,087.5
February	1,078.2	1,095.7	1,087.3	1,083.9
March	1,083.9	1,119.2	1,102.9	1,112.5
April (through April 26)	1,111.1	1,140.3	1,122.7	1,111.1

Source:    Federal Reserve Bank of New York.

(1)	The average of the daily noon buying rates of the Federal Reserve Bank in effect during the relevant period (or portion thereof).

Item 3.B.	Capitalization and Indebtedness

Not applicable.

Item 3.C.	Reasons for the Offer and Use of Proceeds

Not applicable.

Item 3.D.	Risk Factors

Risks relating to our retail credit portfolio

Future changes in market conditions as well as other factors may lead to increases in delinquency levels of our retail loan portfolio.

For most of the recent past, consumer debt has increased significantly in Korea. Our portfolio of retail loans, including mortgage and home equity loans, grew from ￦98,996 billion as of December 31, 2010 to ￦103,855 billion as of December 31, 2011, although it decreased slightly to ￦103,264 billion as of December 31, 2012. As of December 31, 2012, our retail loans represented 47.8% of our total lending. Within our retail loan portfolio, the outstanding balance of other consumer loans, which unlike mortgage or home equity loans are often unsecured and therefore tend to carry a higher credit risk, has increased from ￦27,281 billion as of December 31, 2010 to ￦28,275 billion as of December 31, 2011 and ￦28,804 billion as of December 31, 2012; as a percentage of total outstanding retail loans, such balance has also increased from 27.6% as of December 31, 2010 to 27.2% as of December 31, 2011 and 27.9% as of December 31, 2012. The growth of our retail lending business, which generally offers higher margins than other lending activities, contributed significantly to our interest income and profitability in recent years.

The growth of our retail loan portfolio, together with adverse economic conditions in Korea and globally in recent years, may lead to further increases in delinquency levels and a deterioration in asset quality. The amount of our non-performing retail loans (defined as those that are past due by 90 days or more) increased from ￦642 billion as of December 31, 2011 to ￦762 billion as of December 31, 2012. Higher delinquencies in our retail loan portfolio will require us to increase our loan loss provisions and charge-offs, which in turn will adversely affect our financial condition and results of operations.

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

In light of adverse conditions in the Korean economy affecting consumers, in March 2009, the Financial Services Commission requested Korean banks, including us, to establish a “pre-workout program,” including a credit counseling and recovery service, for retail borrowers with outstanding short-term debt. The pre-workout program has been in operation since April 2009 and, following extensions by the Korean government, is expected to continue indefinitely. Under the pre-workout program, maturity extensions and/or interest reductions are provided for retail borrowers with total loans of less than ￦500 million who are in arrears on their payments for more than 30 days but less than 90 days. While we believe that our participation in such pre-workout program has not had a material impact on the overall credit quality of our retail loan and credit card portfolio or on our results of operations and financial condition to date, our future participation in such government-led initiatives to provide financial support to retail borrowers may lead us to offer credit terms for such borrowers that we would not otherwise offer, in the absence of such initiatives, which may have an adverse effect on our results of operations and financial condition.

Our credit card operations may generate losses in the future, which could hurt our financial condition and results of operations.

With respect to our credit card portfolio, our delinquency ratio (which represents the ratio of amounts that are overdue by 30 days or more to total outstanding balances) increased from 1.0% as of December 31, 2010 to 1.5% as of December 31, 2011 and then decreased to 1.3% as of December 31, 2012. In line with industry practice, we have restructured a portion of delinquent credit card account balances (defined as balances overdue by 30 days or more) as loans. As of December 31, 2012, these restructured loans outstanding amounted to ￦47 billion. Because these loans are not treated as being delinquent at the time of conversion or for a period of time thereafter, our delinquency ratios may not fully reflect all delinquent amounts relating to our outstanding loans. Including all restructured loans, outstanding balances overdue by 30 days or more accounted for 1.7% of our credit card receivables (including credit card loans) as of December 31, 2012. Delinquencies may increase in 2013 and in the future as a result of, among other things, adverse economic conditions in Korea and the inability of Korean consumers to manage increased household debt.

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

One of our core businesses is lending to small- and medium-sized enterprises (as defined under “Item 4.B. Business Overview—Corporate Banking—Small- and Medium-sized Enterprise Banking”). Our loans to small- and medium-sized enterprises increased from ￦65,132 billion as of December 31, 2010 to ￦69,810 billion as of December 31, 2012. During that period, non-performing loans (defined as those loans that are past due by 90 days or more) to small- and medium-sized enterprises decreased from ￦686 billion as of December 31, 2010 to ￦373 billion as of December 31, 2011 but increased to ￦590 billion as of December 31, 2012, and the non-performing loan ratio for such loans decreased from 1.1% as of December 31, 2010 to 0.5% as of December 31, 2011 but increased to 0.8% as of December 31, 2012 and may further increase in 2013. According to data compiled by the Financial Supervisory Service, the delinquency ratio for Won-currency loans by Korean commercial banks to small- and medium-sized enterprises was 1.3% as of December 31, 2012. The delinquency ratio for loans to small- and medium-sized enterprise is calculated as the ratio of (1) the outstanding balance of such loans in respect of which either principal or interest payments are overdue by one month or more to (2) the aggregate outstanding balance of such loans. Our delinquency ratio for such Won currency loans has remained relatively stable at 1.1% as of December 31, 2010, 1.0% as of December 31, 2011 and 1.1% as of December 31, 2012 but may increase in 2013. In recent years, we have taken measures which sought to stem rising delinquencies in our loans to small- and medium-sized enterprises, including through strengthening the review of loan applications and closer monitoring of the post-loan performance of small- and medium-sized enterprise borrowers in industry sectors that are relatively more sensitive to downturns in the economy and have shown higher delinquency ratios, such as construction, hotels, retail and wholesale, restaurants and real estate. Despite such efforts, however, there is no assurance that delinquency levels for our loans to small- and medium-sized enterprises will not rise in the future. In particular, financial difficulties experienced by small- and medium-sized enterprises as a result of, among other things, adverse economic conditions in Korea and globally in recent years, may lead to a deterioration in the asset quality of our loans to this segment. Any such deterioration would result in increased charge-offs and higher provisioning and reduced interest and fee income from this segment, which could have a material adverse impact on our financial condition and results of operations.

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

In light of the deteriorating financial condition and liquidity position of small- and medium-sized enterprises in Korea since the global financial crisis commencing in the second half of 2008, the Korean government introduced policies and initiatives intended to encourage Korean banks to provide financial support to small- and medium-sized enterprises. For example, in November 2008, we entered into a memorandum of understanding with the Financial Supervisory Service under which we were required to improve the liquidity position of small- and medium-sized enterprises and exporters by providing them with adequate financing and to endeavor to alleviate burdens on low-income debtors by extending maturity dates or by delaying interest payments on loans owed to us. In addition, in October 2008, the Financial Supervisory Service requested Korean banks, including us, to establish a “fast track” program to provide liquidity assistance to small- and medium-sized enterprises on an expedited basis. Under the fast track program we established, which has been extended until December 31, 2013, we provide liquidity assistance to qualified small- and medium-sized enterprise borrowers applying for such assistance, in the form of new loans or maturity extensions or interest rate adjustments with respect to existing loans, after expedited credit review and approval by us. The overall prospects for the Korean economy in 2013 and beyond remain uncertain, and the Korean government may extend or renew existing or past policies and initiatives or introduce new policies or initiatives to encourage Korean banks to provide financial support to small- and medium-sized enterprises. Our participation in such government-led initiatives may lead us to extend credit to small- and medium-sized enterprise borrowers that we would not otherwise extend, or offer terms for such credit that we would not otherwise offer, in the absence of such initiatives. Furthermore, there is no guarantee that the financial condition and liquidity position of our small- and medium-sized enterprise borrowers benefiting from such initiatives will improve sufficiently for them to service their debt on a timely basis, or at all. Accordingly, increases in our exposure to small- and medium-sized enterprise borrowers resulting from such government-led initiatives may have a material adverse effect on our financial condition and results of operations.

We have exposure to Korean construction and shipbuilding companies, and financial difficulties of these companies may have an adverse impact on us.

As of December 31, 2012, we had loans outstanding to construction companies and shipbuilding companies (many of which are small- and medium-sized enterprises) in the amount of ￦4,486 billion and ￦1,209 billion, or 2.1% and 0.6% of our total loans, respectively. We also have other exposures to Korean construction and shipbuilding companies, including in the form of guarantees extended on behalf of such companies (which included ￦754 billion of confirmed guarantees for construction companies and ￦1,941 billion of confirmed guarantees for shipbuilding companies as of December 31, 2012) and debt and equity securities of such companies held by us. In the case of construction companies, such exposures include guarantees provided to us by general contractors with respect to financing extended by us for residential and commercial real estate development projects. In the case of shipbuilding companies, such exposures include refund guarantees extended by us on behalf of shipbuilding companies to cover their obligation to return a portion of the ship order contract amount to customers in the event of performance delays or defaults under shipbuilding contracts.

The construction industry in Korea has experienced a downturn in recent years, due to excessive investment in residential property development projects, stagnation of real property prices and reduced demand for residential property, especially in areas outside of Seoul, including as a result of the deterioration of the Korean economy commencing in the second half of 2008. In October 2008, the Korean government implemented a ￦9 trillion support package for the benefit of the Korean construction industry, including a program to buy unsold housing units and land from construction companies. The shipbuilding industry in Korea has also experienced a severe downturn in recent years due to a significant decrease in ship orders, primarily due to adverse conditions in the global economy and the resulting slowdown in global trade. In response to the deteriorating financial condition and liquidity position of borrowers in the construction and shipbuilding industries, which were disproportionately impacted by adverse economic developments in Korea and globally, the Korean government implemented a program in 2009 to promote expedited restructuring of such borrowers by their Korean creditor financial institutions, under the supervision of major commercial banks. In accordance with such program, 24 construction companies and five shipbuilding companies became subject to workout in 2009, following review by their creditor financial institutions (including us) and the Korean government. In addition, in June 2010, the Financial Services Commission and the Financial Supervisory Service announced that, following credit risk evaluations conducted by creditor financial institutions (including us) of companies in Korea with outstanding debt of ￦50 billion or more, 65 companies had been selected by such financial institutions for restructuring in the form of workout, liquidation or court receivership. Of such 65 companies, 16 were construction companies and three were shipbuilding companies. More recently, in July 2012, the Financial

Services Commission and the Financial Supervisory Service announced the results of subsequent credit risk evaluations conducted by creditor financial institutions (including us) of companies in Korea, in which 36 companies with outstanding debt of ￦50 billion or more (17 of which were construction companies and one of which was a shipbuilding company) were selected by such financial institutions for restructuring in the form of workout, liquidation or court receivership. However, there is no assurance that these measures will be successful in stabilizing the Korean construction and shipbuilding industries.

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

We were established as a new financial holding company in September 2008 pursuant to a “comprehensive stock transfer” under Korean law, following the completion of which Kookmin Bank, KB Investment & Securities Co., Ltd., KB Asset Management Co., Ltd., KB Real Estate Trust Co., Ltd., KB Investment Co., Ltd., KB Futures Co., Ltd., KB Credit Information Co., Ltd., and KB Data Systems Co., Ltd. became our wholly-owned subsidiaries. See “Item 4.A. History and Development of the Company—The Establishment of KB Financial Group.” In addition, as a part of our strategy to promote the growth of our credit card operations and enhance its synergies with our other businesses, we effected a horizontal spin-off of Kookmin Bank’s credit card business in March 2011. As a result, our credit card business is operated by a newly established wholly-owned subsidiary, KB Kookmin Card Co., Ltd.

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

Furthermore, our success under a financial holding company structure depends on our ability to realize the anticipated synergies, growth opportunities and cost savings from coordinating the businesses of our various subsidiaries. Although we are integrating certain aspects of our subsidiaries’ operations into our financial holding company structure, our subsidiaries will generally continue to operate as independent entities with separate management and staff and our ability to direct our subsidiaries’ day-to-day operations may be limited. For example, we may not be able to realize the anticipated benefits of the 2011 horizontal spin-off of the credit card business from Kookmin Bank into a new wholly-owned subsidiary, KB Kookmin Card Co., Ltd., due to various factors, including increased expenses arising from the operation of a separate credit card company, unexpected business disruptions, difficulties in reorganizing personnel and administrative functions and potential loss of customers.

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

Since our principal assets at the holding company level are the shares of our subsidiaries, our ability to pay dividends on our common stock largely depends on dividend payments from those subsidiaries. Those dividend payments are subject to the Korean Commercial Code, the Bank Act and regulatory limitations, generally based on capital levels and retained earnings, imposed by the various regulatory agencies with authority over those entities. For example:

•

under the Korean Commercial Code, dividends may only be paid out of distributable income, an amount which is calculated by subtracting the aggregate amount of a company’s paid-in capital and certain mandatory legal reserves as well as certain unrealized profits from its net assets, in each case as of the end of the prior fiscal period;

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

In addition, we believe that regulatory reforms and the general modernization of business practices in Korea will lead to increased competition among financial institutions in Korea. We also believe that foreign financial institutions, many of which have greater experience and resources than we do, will seek to compete with us in providing financial products and services either by themselves or in partnership with existing Korean financial institutions. Furthermore, a number of significant mergers and acquisitions in the industry have taken place in Korea over the past decade, including the acquisition of Koram Bank by an affiliate of Citibank in 2004, Standard Chartered Bank’s acquisition of Korea First Bank in 2005, Chohung Bank’s merger with Shinhan Bank in April 2006 and Hana Financial Group’s acquisition of a controlling interest in Korea Exchange Bank in February 2012. We expect that consolidation in the financial industry will continue. In particular, the Korean government has announced that it plans to dispose of or reduce its controlling interest in Woori Finance Holdings Co., Ltd. (the financial holding company of Woori Bank), which may involve sales of its subsidiaries. Other financial institutions may seek to acquire or merge with such entities, and the financial institutions resulting from this consolidation may, by virtue of their increased size and business scope, provide significantly greater competition for us. Increased competition and continuing consolidation may lead to decreased margins, resulting in a material adverse impact on our future profitability. Accordingly our results of operations and financial condition may suffer as a result of increasing competition in the Korean financial industry.

Risks relating to our large corporate loan portfolio

We have exposure to chaebols, and, as a result, financial difficulties of chaebols may have an adverse impact on us.

Of our 20 largest corporate exposures (including loans, debt and equity securities, guarantees and acceptances and other exposures) as of December 31, 2012, ten were to companies that were members of the 34 largest chaebols in Korea designated as such by the Financial Supervisory Service based on their outstanding exposures. As of that date, the total amount of our exposures to such 34 chaebols was ￦21,130 billion, or 7.9% of our total exposures. If the credit quality of our exposures to chaebols declines, we could require substantial additional loan loss provisions, which would hurt our results of operations and financial condition. See “Item 4.B. Business Overview—Assets and Liabilities—Loan Portfolio—Exposure to Chaebols.”

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

As of December 31, 2012, our loans and guarantees to companies that were in workout, restructuring or rehabilitation amounted to ￦1,060 billion or 0.5% of our total loans and guarantees, most of which was classified as impaired. As of the same date, our allowances for credit losses on these loans and guarantees amounted to ￦669 billion, or 63.1% of these loans and guarantees. These allowances may not be sufficient to cover all future losses arising from our exposure to these companies. Furthermore, we have other exposure to such companies, in the form of debt and equity securities of such companies held by us (including equity securities we acquired as a result of debt-to-equity conversions). Our exposures as of December 31, 2012 with respect to such securities of companies in workout, restructuring or rehabilitation amounted to ￦116 billion, or less than 0.3% of our total exposures, but may increase in the future. In addition, in the case of borrowers that are or become subject to workout, we may be forced to restructure our credits pursuant to restructuring plans approved by other creditor financial institutions of the borrower, or to dispose of our credits to other creditors on unfavorable terms.

We have exposure to member companies of the Kumho Asiana Group, and financial difficulties of these companies may adversely impact us.

Several member companies of the Kumho Asiana Group, one of Korea’s largest chaebols, have been experiencing financial difficulties, including as a result of their heavily leveraged acquisition of Daewoo Engineering & Construction Co., Ltd. in 2006 and the subsequent global financial crisis commencing in the second half of 2008. In January 2010, Kumho Tires Co., Inc. and Kumho Industrial Co., Ltd. agreed with their creditors, including us, to begin an out-of-court debt restructuring program under the Corporate Restructuring Promotion Act. In addition, Kumho Petrochemical Co., Ltd. and Asiana Airlines announced that they would undergo a voluntary restructuring, in return for which their creditors, including us, agreed to a suspension of payments on the two companies’ debt until the end of 2010. These four companies are member companies of the Kumho Asiana Group. As of December 31, 2012, our aggregate loans and guarantees to Kumho Tires, Kumho Industrial, Kumho Petrochemical and Asiana Airlines amounted to ￦308 billion, none of which was classified as impaired. As of December 31, 2012, our allowances for credit losses with respect to such loans and guarantees amounted to ￦82 billion. Moreover, in 2012, we extended additional loans to Kumho Tires in the aggregate amount of approximately US$6 million to provide additional liquidity in connection with its restructuring program. In 2010, we also converted an aggregate of ￦38 billion of our loans to Kumho Tires and ￦9 billion of our loans to Kumho Industrial into equity interests in connection with their restructuring programs. Our allowances may not be sufficient to cover all future losses arising from our exposures to these companies. Furthermore, in the event that the financial condition of these companies deteriorates further in the future, we may be required to record additional provisions for credit losses, as well as charge-offs and valuation or impairment losses or losses on disposal, which may have a material adverse effect on our financial condition and results of operations.

A large portion of our credit exposure is concentrated in a relatively small number of large corporate borrowers which increases the risk of our corporate credit portfolio.

As of December 31, 2012, our loans and guarantees to our 20 largest borrowers totaled ￦7,031 billion and accounted for 3.1% of our total loans and guarantees. As of that date, our single largest corporate credit exposure was to Hyundai Heavy Industries, to which we had outstanding credit exposures (most of which was in the form of guarantees and acceptances) of ￦1,547 billion, representing 0.7% of our total loans and guarantees. Any further deterioration in the financial condition of our large corporate borrowers may require us to record substantial additional provisions and may have a material adverse impact on our results of operations and financial condition.

Other risks relating to our business

Difficult conditions in the global financial markets could adversely affect our results of operations and financial condition.

While the rate of deterioration of the global economy since the commencement of the global financial crisis in 2008 has slowed, with some signs of stabilization and improvement, the overall prospects for the Korean and global economy in 2013 and beyond remain uncertain. Starting in the second half of 2011, the global financial markets have experienced significant volatility as a result of, among other things, the financial difficulties affecting many governments worldwide, in particular in Cyprus, Greece, Spain, Italy and Portugal. In addition, recent political and social instability in various countries in the Middle East and Northern Africa, including in Egypt, Libya, Syria and Yemen, have resulted in volatility and uncertainty in the global energy markets. Any of these or other developments could potentially trigger another financial and economic crisis. In light of the recent slowdown in Korea’s growth and uncertain global economic prospects, the Bank of Korea reduced its policy rate to 3.00% in July 2012 and further reduced such rate to 2.75% in October 2012 to support Korea’s economy. Furthermore, in response to China’s slowing gross domestic product growth rates that began in 2011, the Chinese government implemented stimulus measures, including a decrease in the benchmark interest rate for deposits and loans as announced by the People’s Bank of China in June 2012, but the overall impact of such stimulus measures remains uncertain. Although China’s economy began to show signs of recovery in the fourth quarter of 2012, falling real estate price levels in certain urban areas, excess liquidity and China’s investment-driven growth may lead to an economic correction. In light of the high level of interdependence of the global economy, any of the foregoing developments could have a material adverse effect on the Korean economy and financial markets, and in turn on our business, financial condition and results of operations.

We are also exposed to adverse changes and volatility in global and Korean financial markets as a result of our liabilities and assets denominated in foreign currencies and our holdings of trading and investment securities, including structured products. Since the second half of 2008, the value of the Won relative to major foreign currencies in general and the U.S. dollar in particular has fluctuated widely. See “Item 3.A. Selected Financial Data—Exchange Rates.” A depreciation of the Won will increase our cost in Won of servicing our foreign currency-denominated debt, while continued exchange rate volatility may also result in foreign exchange losses for us. Furthermore, as a result of adverse global and Korean economic conditions, there has been significant volatility in securities prices, including the stock prices of Korean and foreign companies in which we hold an interest. Such volatility has resulted in and may lead to further trading and valuation losses on our trading and investment securities portfolio as well as impairment losses on our investments accounted for under the equity method, including our noncontrolling equity stake in JSC Bank CenterCredit, a Kazakhstan bank, the initial stake in which we acquired in 2008. See “Item 4.B. Business Overview—Capital Markets Activities and International Banking—International Banking.”

Our business may be materially and adversely affected by legal claims and regulatory actions against us.

We are subject to the risk of legal claims and regulatory actions in the ordinary course of our business, which may expose us to substantial monetary damages and legal costs, injunctive relief, criminal and civil penalties and regulatory restrictions on our operations, as well as significant reputational harm. In particular, in connection with certain amendments to standard loan policy conditions for mortgage loan agreements that were instituted by the Korea Fair Trade Commission in January 2008 (which require banks to be responsible for the payment of mortgage registration expenses when issuing mortgage loans and which were upheld by the Supreme Court of Korea in August 2010), a number of Kookmin Bank’s customers have filed lawsuits in recent years seeking the return of mortgage registration expenses paid by such customers. See “Item 8A. Consolidated Statements and Other Financial Information—Legal Proceedings.” We are unable to predict the outcome of these and other lawsuits and regulatory actions, and the total amount in dispute in these actions may increase during the course of litigation. Furthermore, adverse final decisions or resolutions in such actions could encourage other parties to bring similar claims and actions against us. Accordingly, the outcome of current and future legal claims and regulatory actions, particularly those (such as the lawsuits seeking repayment of mortgage registration expenses) for which it is difficult to assess the maximum potential exposure or the ultimate adverse impact with any degree of certainty, may materially and adversely impact our business if such claims and actions are determined against us.

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

As of December 31, 2012, we held debt securities issued by Korean companies and financial institutions (other than those issued by government-owned or -controlled enterprises or financial institutions, which include Korea Electric Power Corporation, the Bank of Korea, Korea Development Bank, Korea Finance Corporation and Industrial Bank of Korea) with a total carrying amount of ￦17,837 billion in our trading and investment securities portfolio. The market value of these securities could decline significantly due to various factors, including future increases in interest rates or a deterioration in the financial and economic condition of any particular issuer or of Korea in general. Any of these factors individually or a combination of these factors would require us to write down the fair value of these debt securities, resulting in impairment losses. Because the secondary market for corporate bonds in Korea is not fully developed, the market value of many of these securities as reflected on our statements of financial position is determined by references to suggested prices posted by Korean rating agencies or the Korea Securities Dealers Association. These valuations, however, may differ significantly from the actual value that we could realize in the event we elect to sell these securities. As a result, we may not be able to realize the full “marked-to-market” value at the time of any such sale of these securities and thus may incur losses.

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

If, at any time, the income from our guaranteed trust accounts is not sufficient to pay any guaranteed amount, we will have to cover the shortfall first from the special reserves maintained in these trust accounts, then from our fees from such trust accounts and finally from funds transferred from our general banking operations. As of December 31, 2012, we had ￦89 billion as special reserves in trust account assets for which we provided guarantees of principal. There was no transfer from general banking operations to cover deficiencies in guaranteed trust accounts in 2010, 2011 and 2012. However, we may be required to make transfers from our general banking operations to cover shortfalls, if any, in our guaranteed trust accounts in the future. Such transfers may adversely impact our results of operations.

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

Interest rates in Korea have been subject to significant fluctuations in recent years. In late 2008 and early 2009, the Bank of Korea reduced its policy rate by a total of 325 basis points to support Korea’s economy amid the global financial crisis, and left such rate unchanged at 2.00% throughout 2009. In an effort to stem inflation amid improved growth prospects, the Bank of Korea gradually increased its policy rate in 2010 and 2011. However, the Bank of Korea reduced its policy rate to 3.00% in July 2012 and further reduced such rate to 2.75% in October 2012 to support Korea’s economy in light of the recent slowdown in Korea’s growth and uncertain global economic prospects. All else being equal, an increase in interest rates leads to a decline in the value of our portfolio of debt securities, which generally pay interest based on a fixed rate. A sustained increase in interest rates will also raise our funding costs, while reducing loan demand, especially among consumers. Rising interest rates may therefore require us to re-balance our asset portfolio and our liabilities in order to minimize the risk of potential mismatches and maintain our profitability.

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

We meet a significant amount of our funding requirements through short-term funding sources, which consist primarily of customer deposits. As of December 31, 2012, approximately 96.5% of our deposits had maturities of one year or less or were payable on demand. In the past, a substantial proportion of our customer deposits have been rolled over upon maturity. We cannot guarantee, however, that depositors will continue to roll over their deposits in the future. In the event that a substantial number of our short-term deposit customers withdraw their funds or fail to roll over their deposits as higher-yielding investment opportunities emerge, our liquidity position could be adversely affected. We may also be required to seek more expensive sources of short-term and long-term funding to finance our operations. See “Item 5.B. Liquidity and Capital Resources—Financial Condition—Liquidity.”

We may be required to raise additional capital if our capital adequacy ratio deteriorates or the applicable capital requirements change in the future, but we may not be able to do so on favorable terms or at all.

Under the capital adequacy requirements of the Financial Services Commission, we, as a bank holding company, are required to maintain a minimum consolidated capital adequacy ratio, which is the ratio of equity capital as a percentage of risk-weighted assets on a consolidated basis, of 8.0%. In addition, pursuant to the capital adequacy requirements of the Financial Services Commission, Kookmin Bank, our banking subsidiary, is required to maintain a minimum Tier I capital adequacy ratio of 4.0% and a combined Tier I and Tier II capital adequacy ratio of 8.0%, on a consolidated basis. Tier II capital is included in calculating the combined Tier I and Tier II capital adequacy ratio up to 100% of Tier I capital. As of December 31, 2012, our consolidated capital adequacy ratio was 13.90%, and Kookmin Bank’s Tier I capital adequacy and its combined Tier I and Tier II capital adequacy ratio was 10.87% and 14.40%, respectively, all of which exceeded the minimum levels required by the Financial Services Commission. However, our capital base and capital adequacy ratios may deteriorate in the future if our results of operations or financial condition deteriorates for any reason, including as a result of a deterioration in the asset quality of our retail loans (including credit card balances) and loans to small- and medium-sized enterprises, or if we are not able to deploy our funding into suitably low-risk assets.

In December 2009, the Basel Committee on Banking Supervision introduced a new set of measures to supplement Basel II which include, among others, a requirement for higher minimum capital, introduction of a leverage ratio as a supplementary measure to the capital adequacy ratio and flexible capital requirements for different phases of the economic cycle. Additional details regarding such new measures, including an additional capital conservation buffer and countercyclical capital buffer, liquidity coverage ratio and other supplemental measures, were announced by the Group of Governors and Heads of Supervision of the Basel Committee on Banking Supervision in September 2010. After further impact assessment and observation periods, the Basel Committee on Banking Supervision will begin phasing in the new set of measures, referred to as Basel III, starting from 2013. In September 2012, the Financial Services Commission announced its plans to implement a new set of regulations that will, among other things, require Korean banks to comply with stricter minimum capital ratio requirements beginning in 2013 and additional minimum capital conservation buffer requirements starting in 2016. Under the proposed regulations, Korean banks will be required to maintain a minimum ratio of Tier I common capital (which principally includes equity capital, capital surplus and retained earnings less reserve for credit losses) to risk-weighted assets of 3.5% and Tier I capital to risk-weighted assets of 4.5% in 2013, which minimum ratios are to increase to 4.0% and 5.5%, respectively, in 2014 and 4.5% and 6.0%, respectively, in 2015. Such requirements would be in addition to the existing requirement for a minimum ratio of Tier I and Tier II capital (less any capital deductions) to risk-weighted assets of 8.0%, which will remain unchanged. The proposed regulations also contemplate an additional capital conservation buffer of 0.625% starting in 2016, with such buffer to increase to 2.5% by 2019. In December 2012, however, the Financial Services Commission announced that the implementation of the proposed Basel III measures in Korea will be delayed pending the implementation of Basel III in the European Union, the United States and other countries. Accordingly, the timing and scope of implementation in Korea of Basel III measures remain uncertain. The implementation of Basel III in Korea may have a significant effect on the capital requirements of Korean financial institutions, including us. See “Item 5.B. Liquidity and Capital Resources—Financial Condition—Capital Adequacy.”

We may be required to obtain additional capital in the future in order to remain in compliance with more stringent capital adequacy and other regulatory requirements. However, we may not be able to obtain additional capital on favorable terms, or at all. Our ability to obtain additional capital at any time may be constrained to the extent that banks or other financial institutions in Korea or from other Asian countries are seeking to raise capital at the same time. To the extent that we fail to comply with applicable capital adequacy ratio or other regulatory requirements in the future, Korean regulatory authorities may impose penalties on us ranging from a warning to suspension or revocation of our banking license.

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

If the Financial Services Commission deems our financial condition or the financial condition of our subsidiaries to be unsound, or if we or our subsidiaries fail to meet applicable regulatory standards, such as minimum capital adequacy and liquidity ratios, the Financial Services Commission may order or recommend, among other things:

•	capital increases or reductions;

•	stock cancellations or consolidations;

•	transfers of business;

•	sales of assets;

•	closures of subsidiaries or branch offices;

•	mergers with other financial institutions; and

•	suspensions of a part or all of our business operations.

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

Relations between Korea and North Korea have been tense throughout Korea’s modern history. The level of tension between the two Koreas has fluctuated and may increase abruptly as a result of future events. In particular, since the death of Kim Jong-il in December 2011, there has been increased uncertainty with respect to the future of North Korea’s political leadership and concern regarding its implications for political and economic stability in the region. Although Kim Jong-il’s third son, Kim Jong-eun, has assumed power as his father’s designated successor, the long-term outcome of such leadership transition remains uncertain.

In addition, there have been heightened security concerns in recent years stemming from North Korea’s nuclear weapon and long-range missile programs as well as its hostile military actions against Korea. Some of the significant incidents in recent years include the following:

•

In late March 2013, North Korea stated that it had entered “a state of war” with Korea, declaring the 1953 armistice invalid, and put its artillery at the highest level of combat readiness to protest the Korea-United States allies’ military drills and additional sanctions imposed on North Korea for its missile and nuclear tests.

•

North Korea renounced its obligations under the Nuclear Non-Proliferation Treaty in January 2003 and conducted three rounds of nuclear tests between October 2006 to February 2013, which increased tensions in the region and elicited strong objections worldwide. In response, the United Nations Security Council unanimously passed resolutions that condemned North Korea for the nuclear tests and expanded sanctions against North Korea, most recently in March 2013.

•

In December 2012, North Korea launched a satellite into orbit using a long-range rocket, despite concerns in the international community that such a launch would be in violation of the agreement with the United States as well as United Nations Security Council resolutions that prohibit North Korea from conducting launches that use ballistic missile technology.

•

In March 2010, a Korean naval vessel was destroyed by an underwater explosion, killing many of the crewmen on board. The Korean government formally accused North Korea of causing the sinking, while North Korea denied responsibility. Moreover, in November 2010, North Korea fired more than one hundred artillery shells that hit Korea’s Yeonpyeong Island near the Northern Limit Line, which acts as the de facto maritime boundary between Korea and North Korea on the west coast of the Korean peninsula, causing casualties and significant property damage. The Korean government condemned North Korea for the attack and vowed stern retaliation should there be further provocation.

North Korea’s economy also faces severe challenges. For example, in November 2009, the North Korean government redenominated its currency at a ratio of 100 to 1 as part of a currency reform undertaken in an attempt to control inflation and reduce income gaps. In tandem with the currency redenomination, the North Korean government banned the use or possession of foreign currency by its residents and closed down privately run markets, which led to severe inflation and food shortages. Such developments may further aggravate social and political tensions within North Korea. There can be no assurance that the level of tension on the Korean peninsula will not escalate in the future. Any further increase in tensions, which may occur, for example, if North Korea experiences a leadership crisis, high-level contacts between Korea and North Korea break down or military hostilities occur, could have a material adverse effect on the Korean economy and on our business, financial condition and results of operations and the market value of our common stock and ADSs.

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

In recent years, adverse conditions and volatility in the worldwide financial markets, fluctuations in oil and commodity prices and the general weakness of the U.S. and global economy have contributed to the uncertainty of global economic prospects in general and have adversely affected, and may continue to adversely affect, the Korean economy. See “Other risks relating to our business—Difficult conditions in the global financial markets could adversely affect our results of operations and financial condition.” Since the second half of 2008, the value of the Won relative to major foreign currencies in general and the U.S. dollar in particular has fluctuated widely. See “Item 3.A. Selected Financial Data—Exchange Rates.” Furthermore, as a result of adverse global and Korean economic conditions, there has been significant volatility in the stock prices of Korean companies in recent years, particularly in light of the financial difficulties affecting many governments worldwide, including Cyprus, Greece, Spain, Italy and Portugal. Future declines in the Korea Composite Stock Price Index (known as the “KOSPI”) and large amounts of sales of Korean securities by foreign investors and subsequent repatriation of the proceeds of such sales may adversely affect the value of the Won, the foreign currency reserves held by financial institutions in Korea, and the ability of Korean companies to raise capital. Any future deterioration of the Korean or global economy could adversely affect our business, financial condition and results of operations.

Developments that could hurt Korea’s economy in the future include:

•	difficulties in the financial sectors in Europe and elsewhere and increased sovereign default risks in select countries and the resulting adverse effects on the global financial markets;

•

adverse changes or volatility in foreign currency reserve levels, commodity prices (including oil prices), exchange rates (including fluctuation of the U.S. dollar, the euro or the Japanese yen exchange rates or revaluation of the Chinese renminbi), interest rates, inflation rates or stock markets;

•

continuing adverse conditions in the economies of countries and regions that are important export markets for Korea, such as the United States, Europe, Japan and China, or in emerging market economies in Asia or elsewhere;

•	further decreases in the market prices of Korean real estate;

•	increasing delinquencies and credit defaults by retail or small- and medium-sized enterprise borrowers;

•	declines in consumer confidence and a slowdown in consumer spending;

•	increasing levels of household debt;

•	difficulties in the financial sector in Korea, including the savings bank sector;

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

•	financial problems or lack of progress in the restructuring of chaebols, other large troubled companies, their suppliers or the financial sector;

•	loss of investor confidence arising from corporate accounting irregularities and corporate governance issues concerning certain chaebols;

•	increases in social expenditures to support an aging population in Korea or decreases in economic productivity due to the declining population size in Korea;

•	the economic impact of any pending or future free trade agreements;

•	geo-political uncertainty and risk of further attacks by terrorist groups around the world;

•	natural disasters that have a significant adverse economic or other impact on Korea or its major trading partners;

•	the occurrence of severe health epidemics in Korea or other parts of the world;

•

deterioration in economic or diplomatic relations between Korea and its trading partners or allies, including deterioration resulting from territorial or trade disputes or disagreements in foreign policy;

•	political uncertainty or increasing strife among or within political parties in Korea;

•

hostilities or political or social tensions involving oil producing countries in the Middle East and North Africa and any material disruption in the global supply of oil or increase in the price of oil;

•	an increase in the level of tensions or an outbreak of hostilities between North Korea and Korea or the United States; and

•	changes in financial regulations in Korea.

Labor unrest in Korea may adversely affect our operations.

Economic difficulties in Korea or increases in corporate reorganizations and bankruptcies could result in layoffs and higher unemployment. Such developments could lead to social unrest and substantially increase government expenditures for unemployment compensation and other costs for social programs. According to statistics from the Korea National Statistical Office, the unemployment rate was 3.7% in 2010, decreased to 3.4% in 2011 and further decreased to 3.2% in 2012. Future increases in unemployment and any resulting labor unrest in the future could adversely affect our operations, as well as the operations of many of our customers and their ability to repay their loans, and could adversely affect the financial condition of Korean companies in general, depressing the price of their securities. These developments would likely have an adverse effect on our financial condition and results of operations.

Risks relating to our common stock and ADSs

We or our major stockholders may sell shares of our common stock or ADSs in the future, and these and other sales may adversely affect the market price of our common stock and ADSs and may dilute your investment and relative ownership in us.

In September 2009, we issued 30,000,000 new shares of our common stock (including 2,775,585 new shares in the form of ADSs) at a subscription price of ￦37,250 per share (and US$29.95 per ADS), pursuant to a rights offering to our existing shareholders. In July 2011, Kookmin Bank, our wholly-owned subsidiary, sold 34,966,962 shares of our common stock in a block sale. We have no current plans for any subsequent public offerings of our common stock, ADSs or securities exchangeable for or convertible into such securities. However, it is possible that we may decide to offer or sell such securities in the future. In February 2013, ING Bank N.V., one of our major stockholders that held 5.02% of our total issued common stock as of December 31, 2012, sold its entire stake in our company in a block sale. In addition, our major stockholder, the Korean National Pension Service, held approximately 8.58% of our total issued common stock as of December 31, 2012, which it may sell at any time.

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

Under the Financial Holding Company Act, a single stockholder, together with its affiliates, is generally prohibited from owning more than 10.0% of the issued and outstanding shares of voting stock of a bank holding company such as us that controls a nationwide bank, with the exception of certain stockholders that are non-financial business group companies, whose applicable limit is 9.0%. To the extent that the total number of shares of our common stock (including those represented by ADSs) that a holder and its affiliates own together exceeds the applicable limits, that holder will not be entitled to exercise the voting rights for the excess shares, and the Financial Services Commission may order that holder to dispose of the excess shares within a period of up to six months. Non-financial business group companies are required to obtain approval from the Financial Services Commission in order to (i) become the largest shareholder of a bank holding company or (ii) acquire 4% or more of the issued and outstanding shares of voting stock of a bank holding company and participate in the management of such company in the manner prescribed in the Enforcement Decree of the Financial Holding Company Act. If non-financial business group companies hold voting stock of a bank holding company in excess of the foregoing limits as a result of unavoidable circumstances, such as sales by other stockholders’ of their shareholding, such non-financial business group companies are required to obtain approval from the Financial Services Commission to hold the portion of shares that exceeds the limit, dispose of such portion or take measures so that they no longer fall under the definition of “non-financial business group companies” under the Financial Holding Company Act. Non-compliance with such requirement will prohibit non-financial business group companies from exercising their voting rights of the shares that exceed the limit and prompt the issuance of an order by the Financial Services Commission directing such non-financial business group companies to dispose of their shares that exceed the limit. Failure to comply with such an order would result in an administrative fine of up to 0.03% of the carrying amount of such shares per day until the date of disposal. See “Item 4.B. Business Overview—Supervision and Regulation—Principal Regulations Applicable to Financial Holding Companies—Restrictions on Ownership of a Financial Holding Company.”

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

Our common stock is listed on the KRX KOSPI Market, which has a smaller market capitalization and is more volatile than the securities markets in the United States and many European countries. The market value of ADSs may fluctuate in response to the fluctuation of the trading price of shares of our common stock on the KRX KOSPI Market. The KRX KOSPI Market has experienced substantial fluctuations in the prices and volumes of sales of listed securities and the KRX KOSPI Market has prescribed a fixed range in which share prices are permitted to move on a daily basis. The KOSPI declined from 1,897.1 on December 31, 2007 to 938.8 on October 24, 2008. The KOSPI was 1,944.6 on April 26, 2013. There is no guarantee that the stock prices of Korean companies will not decline again in the future. Like other securities markets, including those in developed markets, the Korean securities market has experienced problems including market manipulation, insider trading and settlement failures. The recurrence of these or similar problems could have a material adverse effect on the market price and liquidity of the securities of Korean companies, including our common stock and ADSs, in both the domestic and the international markets.

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

If the Korean government deems that certain emergency circumstances, including, but not limited to, severe and sudden changes in domestic or overseas economic circumstances, extreme difficulty in stabilizing the balance of payments or implementing currency exchange rate and other macroeconomic policies, have occurred or are likely to occur, it may impose certain restrictions provided for under the Foreign Exchange Transaction Law, including the suspension of payments or requiring prior approval from governmental authorities for any transaction. See “Item 10.D. Exchange Controls—General.”

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

Item 4.A.    History and Development of the Company

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

In July 1999, H&CB entered into an investment agreement with certain affiliates of the ING Groep N.V., a leading global financial services group. Through ING Insurance International B.V. and ING International Financial Holdings, ING Groep N.V. invested ￦332 billion to acquire 9,914,777 new common shares of H&CB representing 9.99999% of H&CB’s outstanding common shares. As of December 31, 2012, ING Groep N.V. beneficially owned, through its consolidated subsidiary ING Bank N.V., 5.02% of our issued common stock. In February 2013, ING Bank N.V. sold all of its stake in our company in a block trade. For more details regarding our relationship with ING Groep N.V., see “Item 7.B. Related Party Transactions” and “Item 10.C. Material Contracts.”

The Merger of the Former Kookmin Bank and H&CB

Effective November 1, 2001, the former Kookmin Bank and H&CB merged into a new entity named Kookmin Bank. This merger resulted in Kookmin Bank becoming the largest commercial bank in Korea. Kookmin Bank’s ADSs were listed on the New York Stock Exchange on November 1, 2001 and its common shares were listed on the KRX KOSPI Market on November 9, 2001. As of October 31, 2001, H&CB’s total assets were ￦67,399 billion, its total deposits were ￦51,456 billion, its total liabilities were ￦64,537 billion and it had stockholders’ equity of ￦2,849 billion. As required by U.S. GAAP, we recognized H&CB’s total assets and liabilities at their estimated fair values of ￦68,329 billion and ￦64,840 billion, respectively. These amounts reflect the recognition of ￦562 billion of negative goodwill, which was allocated to the fixed assets, core deposit intangible assets and credit card relationship intangible assets assumed.

The Establishment of KB Financial Group

We were established on September 29, 2008 pursuant to a “comprehensive stock transfer” under Article 360-15 of the Korean Commercial Code, whereby holders of the common stock of Kookmin Bank and certain of its subsidiaries transferred all of their shares to us, a new financial holding company, and in return received shares of our common stock. In the stock transfer, each holder of one share of Kookmin Bank common stock received one share of our common stock, par value ￦5,000 per share. Holders of Kookmin Bank ADSs and global depositary shares, each of which represented one share of Kookmin Bank common stock, received one of our ADSs for every ADS or global depositary share they owned. In addition, holders of the common stock of KB Investment & Securities Co., Ltd., KB Asset Management Co., Ltd., KB Real Estate Trust Co., Ltd., KB Investment Co., Ltd., KB Futures Co., Ltd., KB Credit Information Co., Ltd., and KB Data Systems Co., Ltd., all of which were Kookmin Bank’s subsidiaries, transferred all of their shares to us and, as consideration for such transferred shares, received shares of our common stock in accordance with the specified stock transfer ratio applicable to each such subsidiary. Following the completion of the stock transfer, Kookmin Bank, KB Investment & Securities Co., Ltd., KB Asset Management Co., Ltd., KB Real Estate Trust Co., Ltd., KB Investment Co., Ltd., KB Futures Co., Ltd., KB Credit Information Co., Ltd., and KB Data Systems Co., Ltd. became our wholly-owned subsidiaries. The stock transfer was accounted for under U.S. GAAP as a transaction between entities under common control and, with respect to the transfer by noncontrolling stockholders of Kookmin Bank’s subsidiaries included in the stock transfer, the acquisition by us of such noncontrolling interests of such subsidiaries was accounted for using the purchase method.

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

In connection with the stock transfer, Kookmin Bank common stockholders who opposed the stock transfer were entitled to exercise appraisal rights and require Kookmin Bank to repurchase their shares in the event the stock transfer was completed. The purchase price for shares in respect of which appraisal rights were exercised was set at ￦63,293 per share. Kookmin Bank repurchased 38,263,249 shares of its common stock as a result of the exercise of appraisal rights by dissenting stockholders. In addition, prior to the stock transfer, Kookmin Bank executed a share buy back program, pursuant to which it repurchased 16,840,000 shares of its common stock. Accordingly, as a result of the transfer by Kookmin Bank of such treasury shares and the shares it held in its subsidiaries to us, Kookmin Bank received 73,607,601 shares of our common stock in the stock transfer, all of which it subsequently sold.

Item 4.B.    Business Overview

Business

We are one of the largest financial holding companies in Korea, in terms of consolidated total assets, and our operations include Kookmin Bank, the largest commercial bank in Korea in terms of total assets (including loans). Our subsidiaries collectively engage in a broad range of businesses, including commercial banking, credit cards, asset management, life insurance, capital markets activities and international banking. As of December 31, 2012, we had consolidated total assets of ￦282 trillion, consolidated total deposits of ￦194 trillion and consolidated stockholders’ equity of ￦25 trillion.

We were established as a financial holding company in September 2008, pursuant to a “comprehensive stock transfer” under Korean law. See “Item 4.A. History and Development of the Company—The Establishment of KB Financial Group.”

On the asset side, we provide credit and related financial services to individuals and small- and medium-sized enterprises and, to a lesser extent, to large corporate customers. On the deposit side, we provide a full range of deposit products and related services to both individuals and enterprises of all sizes. We provide these services predominantly through Kookmin Bank.

By their nature, our core consumer and small- and medium-sized enterprise operations place a high premium on customer access and convenience. Our combined banking network of 1,193 branches as of December 31, 2012, one of the most extensive in Korea, provides a solid foundation for our business and is a major source of our competitive strength. This network provides us with a large, stable and cost effective funding source, enables us to provide our customers convenient access and gives us the ability to provide the customer attention and service essential to conducting our business, particularly in an increasingly competitive environment. Our branch network is further enhanced by automated banking machines and fixed-line, mobile telephone and Internet banking. As of December 31, 2012, we had a customer base of approximately 29.5 million retail customers, which represented over one-half of the Korean population.

The following table sets forth the principal components of our lending business as of the dates indicated. As of December 31, 2012, retail loans and credit card loans and receivables accounted for 53.3% of our total loan portfolio:

	As of December 31,
	2010			2011			2012
	(in billions of Won, except percentages)
Retail
Mortgage and home equity (1)	￦	71,715	35.7%	￦	75,580	35.1%	￦	74,460	34.5%
Other consumer (2)		27,281	13.5		28,275	13.1		28,804	13.3

Total retail		98,996	49.2		103,855	48.2		103,264	47.8

Credit card		12,413	6.2		12,421	5.8		11,874	5.5
Corporate		88,275	43.8		97,239	45.1		98,922	45.8
Foreign		1,693	0.8		2,040	0.9		1,925	0.9

Total loans	￦	201,377	100.0%	￦	215,555	100.0%	￦	215,985	100.0%

(1)	Includes ￦1,022 billion, ￦991 billion and ￦942 billion of overdraft loans secured by real estate in connection with home equity loans as of December 31, 2010, 2011 and 2012, respectively.
(2)	Includes ￦8,603 billion, ￦8,622 billion and ￦7,978 billion of overdraft loans as of December 31, 2010, 2011 and 2012, respectively.

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

Since the former Kookmin Bank initiated the issuance of domestic credit cards in 1980, we have seen our credit card business grow rapidly over the past decade as the nationwide trend towards credit card use accelerated. In March 2011, we effected a horizontal spin-off of the credit card business from Kookmin Bank. As a result, our credit card business is operated by a newly established wholly-owned subsidiary, KB Kookmin Card Co., Ltd. As of December 31, 2012, we had approximately 10.5 million holders of KB Kookmin Card.

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

The key elements of our strategy are as follows:

Providing comprehensive financial services and maximizing synergies among our subsidiaries through our financial holding company structure

We believe the Korean financial services market has been undergoing and will continue to undergo significant change, resulting from, among other things, fluctuations in the Korean and global economy and the evolving social landscape in Korea, including the acceleration of population aging in Korea, the prevalence of smartphone usage, developments in digital and mobile technologies and the ensuing trend toward high-tech “smart banking” in the banking sector. In the context of such changes, we plan to become a comprehensive financial services provider capable of offering a full range of products and services to our large existing base of retail and corporate banking customers, as well as a global firm that can effectively compete with leading international financial institutions. To that end, we are continuing to implement specific initiatives including the enhancement of our group-wide integrated customer relationship management system to facilitate the sharing of customer information and the integration of various customer loyalty programs among our subsidiaries.

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

Identifying, targeting and marketing to attractive customer segments and providing superior customer value and service to such segments

In recent years, rather than focusing on developing products and services to satisfy the overall needs of the general population, we have increasingly targeted specific market segments in Korea that we expect to generate superior growth and profitability. We will continue to implement a targeted marketing approach that seeks to identify the most attractive customer segments and to develop strategies to build market share in those segments. In particular, we intend to increase our “wallet share” of superior existing customers by using our advanced customer relationship management technology to better identify and meet the needs of our most creditworthy and high net worth customers, on whom we intend to concentrate our marketing efforts. For example, as part of this strategy, we operate a “priority customer” program called KB Star Club through four of our subsidiaries: Kookmin Bank, KB Investment & Securities, KB Life Insurance and KB Kookmin Card. We select and classify KB Star Club customers based on their transaction history with the four subsidiaries and provide such customers with preferential treatment in various areas, including interest rates and transaction fees, depending upon how they are classified. We also provide private banking services, including personal wealth management services through our exclusive brand “Gold & Wise,” to increase our share of the priority customer market and in turn increase our profitability and strengthen our position in retail banking.

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

Strengthening internal risk management capabilities

We believe that ensuring strong asset quality through effective credit risk management is critical to maintaining stable growth and profitability and risk management will continue to be one of our key focus areas. One of our highest priorities is to improve our asset quality and more effectively price our lending products to take into account inherent credit risk in our portfolio. Our goal is to maintain the soundness of our credit portfolio, profitability and capital base. To this end, we intend to continue to strengthen our internal risk management capabilities by tightening our underwriting and management policies and improving our internal compliance policies. To accomplish this objective, we have undertaken the following initiatives:

•

Strengthening underwriting procedures with advanced credit scoring techniques. We have centralized our credit management operations into our Credit Management & Analysis Group. Through such centralization, we aim to enhance our credit management expertise and improve our system of checks-and-balances with respect to our credit portfolio. We have also improved our ability to evaluate the credit of our small- and medium-sized enterprise customers through assigning experienced credit officers to our regional credit offices. We also require the same officer to evaluate, review and monitor the outstanding loans and other credits with respect to a customer, which we believe enhances the expertise and improves the efficiency and accountability of such officer, while enabling us to maintain a consistent credit policy. We have also, as a general matter, implemented enhanced credit analysis and scoring techniques, which we believe will enable us to make better-informed decisions about the credit we extend and improve our ability to respond more quickly to incipient credit problems. We are also focusing on enhancing our asset quality through improvement of our early monitoring systems and collection procedures.

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

Lending Activities

We offer various loan products that target different segments of the population, with features tailored to each segment’s financial profile and other characteristics. The following table sets forth the balances and the percentage of our total retail lending represented by the categories of our retail loans as of the dates indicated:

	As of December 31,
	2010			2011			2012
	(in billions of Won, except percentages)
Retail:
Mortgage and home equity loans	￦	71,715	72.4%	￦	75,580	72.8%	￦	74,460	72.1%
Other consumer loans (1)		27,281	27.6		28,275	27.2		28,804	27.9

Total	￦	98,996	100.0%	￦	103,855	100.0%	￦	103,264	100.0%

(1)	Excludes credit card loans, but includes overdraft loans.

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

Private sector mortgage and home equity lending in Korea has expanded substantially in recent years. We provide customers with a number of mortgage and home equity loan products that have flexible features, including terms, repayment schedules, amounts and eligibility for loans, and we offer interest rates on a commercial basis. The maximum term of mortgage loans is 35 years and the majority of our mortgage loans have long-term maturities, which may be renewed. Non-amortizing home equity loans have an initial maturity of one year, which may be extended on an annual basis for a maximum of five years. Home equity loans subject to amortization of principal may have a maximum term of up to 35 years. As of December 31, 2012, we had ￦23,698 billion of amortizing home equity loans, representing 80.1% of our total home equity loans, and ￦5,888 billion of non-amortizing home equity loans, representing 19.9% of our total home equity loans. Any customer is eligible for a mortgage or an individual home equity loan regardless of whether it participates in one of our housing related savings programs and so long as that customer is not barred by regulation from obtaining a loan because of bad credit history. However, customers with whom we frequently transact business and provide us with significant revenue receive preferential interest rates on loans.

As of December 31, 2012, 72.2% of our mortgage loans were secured by residential property which is the subject of the loan, 15.9% of our mortgage loans were guaranteed by the Housing Finance Credit Guarantee Fund, a government housing-related entity, and the remaining 11.9% of our mortgage loans, contrary to general practices in the United States, were unsecured (although the use of proceeds from these loans are restricted for the purpose of financing home purchases and some of these loans were guaranteed by a third party). One reason that a relatively high percentage of our mortgage loans are unsecured is that we, along with other Korean banks, provide advance loans to borrowers for the down payment of new housing (particularly apartments) that is in the process of being built. Once construction is completed, which may take several years, these mortgage loans become secured by the new housing purchased by these borrowers. For the year ended December 31, 2012, the average initial loan-to-value ratio of our mortgage loans, which is a measure of the amount of loan exposure to the appraised value of the security collateralizing the loan, was approximately 47.4%. There are three reasons that our loan-to-value ratio is relatively lower (as is the case with other Korean banks) compared to similar ratios in other countries, such as the United States. The first reason is that housing prices are high in Korea relative to average income, so most people cannot afford to borrow an amount equal to the entire value of their collateral and make interest payments on such an amount. The second reason relates to the “jeonsae” system, through which people provide a key money deposit while residing in the property prior to its purchase. At the time of purchase, most people use the key money deposit as part of their payment and borrow the remaining amount from Korean banks, which results in a loan that will be for an amount smaller than the appraised value of the property for collateral and assessment purposes. The third reason is that Korean banks discount the appraised value of the borrower’s property for collateral and assessment purposes so that a portion of the appraised value is reserved in order to provide recourse to a renter who lives at the borrower’s property. This is in the event that the borrower’s property is seized by a creditor, and the renter is no longer able to reside at that property. See “Item 3.D. Risk Factors—Other risks relating to our business—A decline in the value of the collateral securing our loans and our inability to realize full collateral value may adversely affect our credit portfolio.” In response to the implementation in recent years of various government initiatives designed to curtail extension of new or refinanced loans secured by housing (as described in “—Supervision and Regulation—Principal Regulations Applicable to Banks—Recent Regulations Relating to Retail Household Loans”), we have tightened our mortgage loan guidelines, principally by decreasing our maximum loan-to-value ratios and borrower debt-to-income ratios in accordance with the revised limits set forth in the related regulations.

The following table sets forth our unsecured and secured mortgage loans and home equity loans as of December 31, 2010, 2011 and 2012, based on their loan classification categories under IFRS and our internal credit ratings for loans (which are described in Note 4.2.4 of the notes to our consolidated financial statements):

	As of December 31, 2010
	Non-impaired												Impaired						Total
	Not Past Due										Past Due
	Grade 1		Grade 2		Grade 3		Grade 4		Grade 5				Past Due up to 89 Days		Past Due 90 Days to 179 Days		Past Due 180 Days or More
											(In billions of Won)
Mortgage
Secured (1)	￦	28,944	￦	4,249	￦	735	￦	117	￦	179	￦	424	￦	87	￦	35	￦	40	￦	34,810
Unsecured		4,309		3,056		402		41		93		249		19		102		242		8,513
Home Equity
Secured		23,349		3,827		589		69		158		275		67		29		29		28,392
Unsecured		—		—		—		—		—		—		—		—		—		—

Total	￦	56,602	￦	11,132	￦	1,726	￦	227	￦	430	￦	948	￦	173	￦	166	￦	311	￦	71,715

	As of December 31, 2011
	Non-impaired												Impaired						Total
	Not Past Due										Past Due
	Grade 1		Grade 2		Grade 3		Grade 4		Grade 5				Past Due up to 89 Days		Past Due 90 Days to 179 Days		Past Due 180 Days or More
											(In billions of Won)
Mortgage
Secured (1)	￦	33,606	￦	4,205	￦	440	￦	136	￦	87	￦	650	￦	57	￦	30	￦	40	￦	39,251
Unsecured		4,297		1,108		105		75		85		188		12		74		325		6,269
Home Equity
Secured		25,420		3,478		429		107		87		450		48		20		21		30,060
Unsecured		—		—		—		—		—		—		—		—		—		—

Total	￦	63,323	￦	8,791	￦	974	￦	318	￦	259	￦	1,288	￦	117	￦	124	￦	386	￦	75,580

	As of December 31, 2012
	Non-impaired												Impaired						Total
	Not Past Due										Past Due
	Grade 1		Grade 2		Grade 3		Grade 4		Grade 5				Past Due up to 89 Days		Past Due 90 Days to 179 Days		Past Due 180 Days or More
											(In billions of Won)
Mortgage
Secured (1)	￦	33,782	￦	4,270	￦	478	￦	141	￦	98	￦	665	￦	45	￦	70	￦	55	￦	39,604
Unsecured		3,442		989		135		72		94		94		5		53		386		5,270
Home Equity
Secured		25,081		3,269		472		106		102		452		44		30		30		29,586
Unsecured		—		—		—		—		—		—		—		—		—		—

Total	￦	62,305	￦	8,528	￦	1,085	￦	319	￦	294	￦	1,211	￦	94	￦	153	￦	471	￦	74,460

(1)	Includes advance loans guaranteed by the Housing Finance Credit Guarantee Fund to borrowers for the down payment of new housing that is in the process of being built.

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

Following the issuance of a home equity loan, we make use of the Korea Federation of Bank’s database of delinquent borrowers to generally monitor the compliance of our borrowers with their other loan obligations, including the compliance of our second lien borrowers with their first lien loans. If a borrower in Korea is past due on payments of interest or principal for more than three months on any of its outstanding loans to Korean financial institutions (including mortgage, home equity, other consumer and credit card loans), such borrower is registered on the Korea Federation of Banks’ database of delinquent borrowers, which we monitor on a daily basis. The information disclosed by such database, which includes the outstanding loan amount which is past due, the identity of the delinquent borrower and the name of the applicable lending institution for such loan, provides an early warning about such borrower to our loan officers at the branch level, who then closely monitor our outstanding loans to such delinquent borrower and take appropriate preventive and remedial measures (including requiring such borrower to provide additional collateral) as necessary. Upon the occurrence of a default in the first lien position, we treat the second lien home equity loan as part of our potential problem loans or non-performing loans. More specifically, upon learning of the occurrence of a default in the first lien position, we examine our second lien home equity loan to determine whether the loan should be re-classified as “precautionary,” “substandard” or “doubtful” according to the asset classification guidelines of the Financial Services Commission. Assuming that such second lien home equity loan is not delinquent, if the outstanding principal amount of the relevant first lien loan is less than ￦15 million, we classify the entire amount of the second lien home equity loan as “precautionary” and closely monitor it as a loan that may potentially become problematic. If the outstanding principal amount of the relevant first lien loan is ￦15 million or above or the borrower is undergoing, or preparing to undergo, foreclosure proceedings with respect to the underlying collateral, we classify the estimated recoverable amount of the second lien home equity loan as “substandard” and the rest of such loan amount as “doubtful.”

Pricing. The interest rates on our retail mortgage loans are generally based on a periodic floating rate (which is based on a base rate determined for three-month, six-month or twelve-month periods using our Market Opportunity Rate system, which reflects our internal cost of funding, further adjusted to account for our expenses related to lending). Our interest rates also incorporate a margin based among other things on the type of security, the credit score of the borrower and the estimated loss on the security. We can adjust the price to reflect the borrower’s current and/or expected future contribution to us. The applicable interest rate is determined at the time of the loan. If a loan is terminated prior to its maturity, the borrower is obligated to pay us an early termination fee of approximately 0.7% to 1.4% of the loan amount in addition to the accrued interest.

The interest rates on our home equity loans are determined on the same basis as our retail mortgage loans.

As of December 31, 2012, our three-month, six-month and twelve-month base rates were 2.89%, 2.88% and 2.89%, respectively.

As of December 31, 2012, 82.6% of our outstanding mortgage and home equity loans were priced based on a floating rate.

Other Consumer Loans

Other consumer loans are primarily unsecured. However, such loans may be secured by real estate, deposits or securities. As of December 31, 2012, approximately ￦16,642 billion, or 57.8% of our consumer loans (other than mortgage and home equity loans) were unsecured loans (although some of these loans were guaranteed by a third party). Overdraft loans are also classified as other consumer loans, are primarily unsecured and generally have an initial maturity of one year, which is typically extended automatically on an annual basis and may be extended up to a maximum of five years. The amount of overdraft loans as of December 31, 2012 was approximately ￦7,978 billion.

In January 2012, we established KB Savings Bank to provide small-loan finance services to retail customers. KB Savings Bank was established in connection with our purchase of the assets of Jeil Savings Bank and assumption of its liabilities pursuant to a purchase and assumption agreement among Jeil Savings Bank, the Korea Deposit Insurance Corporation and us. In May 2012, pursuant to the purchase and assumption agreement, we transferred to the Korea Deposit Insurance Corporation a portion of the assets we purchased and related liabilities we assumed. In connection with such purchase and assumption (and after giving effect to the transfer to the Korea Deposit Insurance Corporation), we recognized an acquisition of ￦2,546 billion of assets and an assumption of ￦2,654 billion of liabilities and also ￦108 billion of goodwill. See Note 44 of the notes to our consolidated financial statements included elsewhere in this annual report.

Pricing. The interest rates on our other consumer loans (including overdraft loans) are determined on the same basis as on our mortgage and home equity loans, except that, for unsecured loans, the borrower’s credit score as determined during our loan approval process is also taken into account. See “Item 11. Quantitative and Qualitative Disclosures about Market Risk—Credit Risk Management.”

As of December 31, 2012, 97.4% of our other consumer loans had interest rates that were not fixed but were variable in reference to our base rate, which is based on the Market Opportunity Rate.

Deposit-taking Activities

Due to our extensive nationwide network of branches, together with our long history of development and our resulting know-how and expertise, as of December 31, 2012, we had the largest number of retail customers and retail deposits among Korean commercial banks. The balance of our deposits from retail customers was ￦111,484 billion, ￦119,707 billion and ￦123,711 billion as of December 31, 2010, 2011 and 2012, respectively, which constituted 62.0%, 62.9% and 63.6%, respectively, of the balance of our total deposits.

We offer many deposit products that target different segments of our retail customer base, with features tailored to each segment’s financial profile, characteristics and needs, including:

•

Demand deposits, which either do not accrue interest or accrue interest at a lower rate than time deposits. Demand deposits allow the customer to deposit and withdraw funds at any time and, if they are interest bearing, accrue interest at a variable rate depending on the amount of deposit. Retail and corporate demand deposits constituted 30.7% of our total deposits as of December 31, 2012 and paid average interest of 0.60% for 2012.

•

Time deposits, which generally require the customer to maintain a deposit for a fixed term, during which the deposit accrues interest at a fixed rate or a variable rate based on the KOSPI, or to deposit specified amounts on an installment basis. If the amount of the deposit is withdrawn prior to the end of the fixed term, the customer will be paid a lower interest rate than that originally offered. The term for time deposits typically ranges from one month to five years, and the term for installment savings deposits ranges from six months to ten years. Retail and corporate time deposits constituted 63.0% of our total deposits as of December 31, 2012 and paid average interest of 3.68% for 2012. Most installment savings deposits offer fixed interest rates.

•

Certificates of deposit, the maturities of which typically range from 30 days to 730 days with a required minimum deposit of ￦5 million. Interest rates on certificates of deposit are determined based on the length of the deposit and prevailing market rates. Our certificates of deposit are sold at a discount to their face value, reflecting the interest payable on the certificates of deposit.

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

We also offer deposits that provide the holder with preferential rights to housing subscriptions and eligibility for mortgage loans. These products include:

•

Housing subscription time deposits, which are special purpose time deposit accounts providing the holder with a preferential right to subscribe for new private apartment units under the Housing Law. This law is the basic law setting forth various measures supporting the purchase of houses and the supply of such houses by construction companies. These products accrue interest at a fixed rate for one year, and at an adjustable rate after one year. Deposit amounts per account range from ￦2 million to ￦15 million depending on the location of the holder’s current residence and the size of the desired apartment unit. These deposit products target high and middle income households.

•

Housing subscription installment savings deposits, which are monthly installment savings programs providing the holder with a preferential subscription right for new private apartment units under the Housing Law. Account holders are also eligible for our mortgage loans. These deposits require monthly installments of ￦50,000 to ￦500,000, have maturities of between two and five years and accrue interest at fixed or variable rates depending on the term. These deposit products target low- and middle-income households.

In 2002, after significant research and planning, we launched private banking operations at Kookmin Bank’s headquarters. Shortly thereafter, we launched a comprehensive strategy with respect to customers with higher net worth, which included staffing appropriate representatives, marketing aggressively, establishing IT systems, selecting appropriate branch locations and readying such branches with the necessary facilities to service such customers. As of December 31, 2012, we operated 23 private banking centers through Kookmin Bank.

The Monetary Policy Committee of the Bank of Korea (the “Monetary Policy Committee”) imposes a reserve requirement on Won currency deposits of commercial banks based generally on the type of deposit instrument. The reserve requirement is currently up to 7%. See “—Supervision and Regulation—Principal Regulations Applicable to Banks—Liquidity.”

The Depositor Protection Act provides for a deposit insurance system where the Korea Deposit Insurance Corporation guarantees to depositors the repayment of their eligible bank deposits. The deposit insurance system insures up to a total of ￦50 million per depositor per bank. See “—Supervision and Regulation—Principal Regulations Applicable to Banks—Deposit Insurance System.” We pay a premium rate of 0.02% of our average deposits for each quarter and we paid ￦294 billion for 2012.

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

The following table sets forth certain data relating to our credit card operations, on a non-consolidated basis, as of the dates and for the periods indicated:

	As of and for the Year Ended December 31,
	2010		2011		2012
	(in billions of Won, except number of holders, accounts and percentages)
Number of credit cardholders (at year end) (thousands)
General accounts		10,169		10,364		10,112
Corporate accounts		341		407		424

Total		10,510		10,771		10,536

Number of merchants (at year end) (thousands)		2,114		2,265		2,024
Active ratio (at year end) (1)		74.0%		77.4%		81.0%
Credit card fees
Merchant fees (2)	￦	1,306	￦	1,441	￦	1,484
Installment and cash advance fees		629		648		683
Annual membership fees		51		51		66
Other fees		519		566		542

Total	￦	2,505	￦	2,706	￦	2,775

Charge volume (3)
General purchase	￦	48,527	￦	46,771	￦	45,768
Installment purchase		10,790		11,644		12,153
Cash advance		12,262		12,220		11,606
Card loan (4)		4,535		4,306		3,800

Total	￦	76,114	￦	74,941	￦	73,327

Outstanding balance (at year end)
General purchase	￦	4,684	￦	4,410	￦	4,533
Installment purchase		2,581		2,770		2,679
Cash advance		2,224		2,276		2,032
Card loan (4)		2,926		2,982		2,647

Total	￦	12,415	￦	12,438	￦	11,891

Average outstanding balances
General purchase	￦	4,512	￦	4,569	￦	4,461
Installment purchase		2,457		2,579		2,728
Cash advance		2,192		2,238		2,134
Card loan (4)		2,756		2,996		2,759

Total	￦	11,917	￦	12,382	￦	12,082

Delinquency ratios (at year end) (5)
From 1 month to 3 months		0.73		1.00		0.94
From 3 months to 6 months		0.11		0.34		0.25
Over 6 months		0.18		0.17		0.13

Total		1.02%		1.51%		1.32%

Non-performing loan ratio		0.31%		0.50%		0.40%
Write-offs (gross)	￦	389	￦	413	￦	541
Recoveries (6)		245		204		185

Net write-offs	￦	144	￦	209	￦	356

Gross write-off ratio (7)		3.26%		3.34%		4.48%
Net write-off ratio (8)		1.21%		1.69%		2.95%

(1)	The active ratio represents the ratio of accounts used at least once within the last six months to total accounts as of year end.
(2)

Merchant fees consist of maintenance fees and costs associated with prepayment by us (on behalf of customers) of sales proceeds to merchants, processing fees relating to sales and membership applications, costs relating to the management of delinquencies and recoveries, provision for loan losses, general variable expenses and other fixed costs that are charged to our member merchants. We typically charge our member merchants fees that range from 1.5% to 2.7%.

(3)	Represents the aggregate cumulative amount charged during the year.
(4)

Card loans consist of loans that are provided on either a secured or unsecured basis to cardholders upon prior agreement. Payment on such a loan can be due either in one payment or in installments after a fixed period, in the case of principal payments, and will be due in installments, in the case of interest payments.

(5)

Represents ratio of credit card balances overdue by one month or more to outstanding balance. In line with industry practice, we have restructured a portion of delinquent credit card account balances as loans. As of December 31, 2012, these restructured loans amounted to ￦47 billion. Because these restructured loans are not treated as being delinquent at the time of conversion or for a period of time thereafter, our delinquency ratios may not fully reflect all delinquent amounts relating to our outstanding balances.

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

In contrast to the system in the United States and many other countries, where most credit cards are revolving cards that allow outstanding amounts to be rolled over from month to month so long as a required minimum percentage is repaid, credit cardholders in Korea are generally required to pay for their purchases within approximately 14 to 44 days of purchase depending on their payment cycle. However, we also offer revolving payment plans to individuals that allow outstanding amounts to be rolled over to subsequent payment periods. Delinquent accounts (defined as amounts overdue for one day or more) are charged penalty interest and closely monitored. For installment purchases, we charge interest on unpaid installments at rates that vary according to the individual cardholder’s membership level, which is based on, among others, transaction history, the length of the cardholder’s relationship with us and contribution to our profitability.

We are committed to continuing to enhance our credit card business by strengthening our risk management and maximizing our operational efficiency. In addition, we believe that our extensive branch network, brand recognition and overall size will enable us to cross-sell products such as credit cards to our existing and new customers.

To promote our credit card business, we offer services targeted to various financial profiles and customer requirements and are concentrating on:

•	strengthening cross-sales to existing customers and offering integrated financial services;

•	offering cards that provide additional benefits such as frequent flyer miles and reward program points that can be redeemed by the customer for complementary services, prizes and cash;

•	offering platinum cards, VVIP cards and other prime members’ cards, which have a higher credit limit and provide additional services in return for a higher fee;

•	acquiring new customers through strategic alliances and cross-marketing with retailers;

•	encouraging increased use of credit cards by existing customers through special offers for frequent users;

•	introducing new features such as travel services and insurance through alliance partners; and

•	developing fraud detection and security systems to prevent the misuse of credit cards.

As of December 31, 2012, we had approximately 10.5 million cardholders. Of the credit cards outstanding, approximately 81.0% were active, meaning that they had been used at least once during the previous six months.

Our card revenues consist principally of cash advance fees, merchant fees, credit card installment fees, interest income from credit card loans, annual fees paid by cardholders, interest and fees on late payments and, with respect to revolving payment plans we offer, interest and fees relating to revolving balances. Cardholders are generally required to pay for their purchases within 14 to 44 days after the date of purchase, depending on their payment cycle. Except in the case of installment purchases, accounts which remain unpaid after this period are deemed to be delinquent.

We generate other fees through a processing charge on merchants, which ranges from 1.5% to 2.7%.

Under non-exclusive license agreements with overseas financial services corporations, we also issue MasterCard, Visa, American Express, JCB and China UnionPay credit cards.

We issue debit cards and charge merchants commissions that range from 1.0% to 2.0% of the amounts purchased using a debit card. We also issue “check cards,” which are similar to debit cards except that “check cards” are accepted by all merchants that accept credit cards, and charge merchants commissions that range from 1.0% to 1.7%. Much like debit cards, check card purchases are also debited directly from customers’ accounts with us.

In the second half of 2012, we (through KB Kookmin Card Co., Ltd.) commenced accounts receivable factoring activities in partnership with SK Telecom Co., Ltd., a leading Korean mobile telecommunications company, pursuant to which we purchase accounts receivable arising from SK Telecom’s installment sale of mobile handsets to its customers. The outstanding balance of factored receivables amounted to ￦1,215 billion as of December 31, 2012.

Corporate Banking

We lend to and take deposits from small- and medium-sized enterprises and, to a lesser extent, large corporate customers. We had over 220,000 small- and medium-sized enterprise borrowers as of December 31, 2010 and over 230,000 small- and medium-sized enterprise borrowers as of December 31, 2011 and 2012, respectively, for Won-currency loans. As of December 31, 2010, 2011 and 2012, we had 993, 1,210 and 1,486 large corporate borrowers, respectively, for Won-currency loans. For 2010, 2011 and 2012, we received fee revenue from cash management services offered to corporate customers, which include “firm-banking” services such as inter-account transfers, transfers of funds from various branches and agencies of a company (such as insurance premium payments) to the account of the headquarters of such company and transfers of funds from various customers of a company to the main account of such company, in the amount of ￦112 billion, ￦117 billion and ￦115 billion, respectively. Of our branch network as of December 31, 2012, we had eight branches that primarily handled large corporate banking.

The following table sets forth the balances and the percentage of our total corporate lending represented by our small- and medium-sized enterprise business loans and our large corporate business loans as of the dates indicated, estimated based on our internal classifications of corporate borrowers:

	As of December 31,
	2010			2011			2012
	(in billions of Won, except percentages)
Corporate:
Small- and medium-sized enterprise loans	￦	65,132	73.8%	￦	68,730	70.7%	￦	69,810	70.6%
Large corporate loans		23,143	26.2		28,509	29.3		29,112	29.4

Total	￦	88,275	100.0%	￦	97,239	100.0%	￦	98,922	100.0%

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

The total amount of deposits from our corporate customers amounted to ￦65,079 billion as of December 31, 2012, or 33.5% of our total deposits.

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

We use the term “small- and medium-sized enterprises” as defined in the Small and Medium Industry Basic Act and related regulations. Under the Small and Medium Industry Basic Act and related regulations, an enterprise must meet each of the following criteria in order to meet the definition of a small- and medium-sized enterprise: (i) the number of regular employees must be fewer than 1,000, (ii) total assets at the end of the immediately preceding fiscal year must be less than ￦500 billion, (iii) paid-in capital at the end of the immediately preceding fiscal year must be less than ￦100 billion, (iv) average annual sales revenue for the most recent three fiscal years must be less than ￦150 billion, (v) the standards as prescribed by the Presidential Decree that are applicable to the enterprise’s primary business must be met and (vi) the standards of management independence as prescribed by the Presidential Decree must be met. Further, beginning in January 2012, a non-profit enterprise with no more than 300 regular employees and annual sales revenue of less than ￦30 billion that satisfies the requirements prescribed in the Small and Medium Industry Basic Act may also qualify as a small- and medium-sized enterprise.

Industry-wide delinquency ratios for Won-denominated loans to small- and medium-sized enterprises decreased in 2012 and further decreased in the first quarter of 2013. Our delinquency ratio for loans to small- and medium-sized enterprises may increase in the future as a result of, among other things, adverse economic conditions in Korea and globally. See “Item 3.D. Risk Factors—Other risks relating to our business—Difficult conditions in the global financial markets could adversely affect our results of operations and financial condition” and “—Risks relating to our small- and medium-sized enterprise loan portfolio—We have significant exposure to small- and medium-sized enterprises, and any financial difficulties experienced by these customers may result in a deterioration of our asset quality and have an adverse impact on us.”

Lending Activities

Our principal loan products for our small- and medium-sized enterprise customers are working capital loans and facilities loans. Working capital loans are provided to finance working capital requirements and include notes discounted and trade financing. Facilities loans are provided to finance the purchase of equipment and the establishment of manufacturing assembly plants. As of December 31, 2012, working capital loans and facilities loans accounted for 62.6% and 37.4%, respectively, of our total small- and medium-sized enterprise loans. December 31, 2012, we had over 230,000 small- and medium-sized enterprise customers on the lending side.

Loans to small- and medium-sized enterprises may be secured by real estate or deposits or may be unsecured. As of December 31, 2012, secured loans and guaranteed loans accounted for, in the aggregate, 80.9%

of our small- and medium-sized enterprise loans. Among the secured loans, 94.3% were secured by real estate and 5.7% were secured by deposits or securities. Working capital loans generally have a maturity of one year, but may be extended for additional terms of up to one year in length for an aggregate term of five years. Facilities loans have a maximum maturity of 15 years.

When evaluating the extension of working capital loans, we review the corporate customer’s creditworthiness and capability to generate cash. Furthermore, we take credit guaranty letters from other financial institutions and use time deposits that the borrower has with us as collateral, and may require additional collateral.

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

A substantial number of our small- and medium-sized enterprise customers are SOHOs, which we currently define to include sole proprietorships and individual business interests. With respect to SOHOs, we apply credit risk evaluation models, which not only use quantitative analysis related to a customer’s accounts, personal credit and financial information and due amounts but also require our credit officers to perform a qualitative analysis of each potential SOHO customer. With respect to SOHO loans in excess of ￦1 billion, our credit risk evaluation model also includes a quantitative analysis of the financial statements of the underlying business. We generally lend to SOHOs on a secured basis, although a small portion of our SOHO exposures are unsecured.

Pricing

We establish the price for our corporate loan products based principally on transaction risk, our cost of funding and market considerations. Transaction risk is measured by such factors as the credit rating assigned to a particular borrower, the size of the borrower and the value and type of collateral. Our loans are priced based on the Market Opportunity Rate system, which is a periodic floating rate system that takes into account the current market interest rate. As of December 31, 2012, the Market Opportunity Rate was 2.89% for three months, 2.88% for six months and 2.89% for one year.

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

Lending Activities

Our principal loan products for our large corporate customers are working capital loans and facilities loans. As of December 31, 2012, working capital loans and facilities loans accounted for 79.5% and 20.5%, respectively, of our total large corporate loans. We also offer mortgage loans to large corporate clients who build or sell single- or multi-family housing units, as described above under “—Small- and Medium-sized Enterprise Banking—Lending Activities.”

As of December 31, 2012, secured loans and guaranteed loans accounted for, in the aggregate, 13.1% of our large corporate loans. Among the secured loans, 77.1% were secured by real estate and 22.9% were secured by deposits or securities. Working capital loans generally have a maturity of one year, but may be extended for additional terms ranging from three months to one year in length for an aggregate term of five years. Facilities loans have a maximum maturity of 15 years.

In our unsecured lending to large corporate customers, a critical consideration in our policy regarding the extension of such unsecured loans is the borrower’s creditworthiness. We assign each borrower a credit rating based on the judgment of our experts or scores calculated using the appropriate credit rating system, taking into account both financial factors and non-financial factors (such as our perception of a borrower’s reliability, management and operational risk and risk relating to the borrower’s industry). The credit ratings, along with such factors, are key determinants that inform our lending to large corporate customers. Large corporate customers generally have higher credit ratings due to their higher repayment capability compared to other types of borrowers, such as small- and medium-sized enterprise borrowers. In addition, large corporate borrowers generally are affected to a lesser extent than small- and medium-sized enterprise borrowers by fluctuations in the Korean economy and also maintain more sophisticated financial records. As of December 31, 2012, 81.1% of our large corporate customers had credit ratings or BBB- or above according to the internal credit rating system of Kookmin Bank, compared to 31.7% of our small- and medium-sized enterprise customers. A credit rating of BBB- is assigned to customers whose ability to repay the principal and interest on their outstanding loans is determined by us to be generally satisfactory but nonetheless subject to adverse effects under unfavorable economic conditions or during downturns in the business environment. Based on our internal analysis of historical data, we believe that the probability of default for loans extended to large corporate customers with a credit rating of BBB- or above is between 0.00% and 2.26%.

We monitor the credit status of large corporate borrowers and collect information to adjust our ratings appropriately. We also manage and monitor our large corporate customers through a dedicated Corporate Banking Branch and Kookmin Bank’s Large Corporate Business Department. In addition, Kookmin Bank’s Credit Risk Department manages the exposures to each large corporate customer and conducts in-depth analysis of various economic and industry-related risks that are relevant to large corporate customers.

As of December 31, 2012, in terms of our outstanding loan balance, 36.2% of our large corporate loans was extended to borrowers in the manufacturing industry, 23.4% was extended to borrowers in the financial institutions industry, and 20.8% was extended to borrowers in the service industry.

Pricing

We determine pricing of our large corporate loans in the same way as we determine the pricing of our small- and medium-sized enterprise loans. See “—Small- and Medium-sized Enterprise Banking—Pricing” above. As of December 31, 2012, the Market Opportunity Rate, which is utilized in pricing loans offered by us, was the same for our large corporate loans as for our small- and medium-sized enterprise loans.

Capital Markets Activities and International Banking

Through our capital markets operations, we invest and trade in debt and equity securities and, to a lesser extent, engage in derivatives and asset securitization transactions and make call loans. We also provide investment banking services to corporate customers.

Securities Investment and Trading

We invest in and trade securities for our own account in order to maintain adequate sources of liquidity and to generate interest and dividend income and capital gains. As of December 31, 2010, 2011 and 2012, our investment portfolio, which consists primarily of held-to-maturity financial assets and available-for-sale financial assets, and our trading portfolio had a combined total carrying amount of ￦40,926 billion, ￦42,650 billion and ￦44,232 billion and represented 15.8%, 15.4% and 15.7% of our total assets, respectively.

Our trading and investment portfolios consist primarily of Korean treasury securities and debt securities issued by Korean government agencies, local governments or certain government-invested enterprises and debt securities issued by financial institutions. As of December 31, 2010, 2011 and 2012, we held debt securities with a total carrying amount of ￦36,571 billion, ￦37,966 billion and ￦39,142 billion, respectively, of which:

•	held-to-maturity debt securities accounted for ￦13,908 billion, ￦13,055 billion and ￦12,256 billion, or 38.0%, 34.4% and 31.3%, respectively;

•	available-for-sale debt securities accounted for ￦19,126 billion, ￦19,734 billion and ￦21,833 billion, or 52.3%, 52.0% and 55.8%, respectively; and

•	debt securities at fair value through profit or loss accounted for ￦3,537 billion, ￦5,177 billion and ￦5,052 billion, or 9.7%, 13.6% and 12.9%, respectively.

Of these amounts, debt securities issued by the Korean government and government agencies as of December 31, 2010, 2011 and 2012 amounted to:

•	￦6,340 billion, ￦5,436 billion and ￦4,449 billion, or 45.6%, 41.6% and 36.3%, respectively, of our held-to-maturity debt securities;

•	￦6,741 billion, ￦5,989 billion and ￦6,256 billion, or 35.2%, 30.3% and 28.7%, respectively, of our available-for-sale debt securities; and

•	￦743 billion, ￦1,508 billion and ￦1,672 billion, or 21.0%, 29.1% and 33.1%, respectively, of our debt securities at fair value through profit or loss.

From time to time we also purchase equity securities for our securities portfolios. Our equity securities consist primarily of marketable beneficiary certificates and equities listed on the KRX KOSPI Market or the KRX KOSDAQ Market. As of December 31, 2010, 2011 and 2012:

•

equity securities in our available-for-sale portfolio had a carrying amount of ￦3,156 billion, ￦2,643 billion and ￦2,808 billion, or 14.2%, 11.8% and 11.4% of our available-for-sale portfolio, respectively; and

•	equity securities in our trading portfolio had a carrying amount of ￦461 billion, ￦546 billion and ￦1,015 billion, or 11.5%, 8.6% and 16.1% of our debt and equity trading portfolio, respectively.

Our trading portfolio also includes derivative instruments. See “—Derivatives Trading.”

The following tables show, as of the dates indicated, the gross unrealized gains and losses on available-for-sale and held-to-maturity financial assets within our investment portfolio, and the amortized cost and fair value of the portfolio by type of financial asset:

	As of December 31, 2010
	Amortized Cost		Gross Unrealized Gain		Gross Unrealized Loss		Fair Value
	(in billions of Won)
Available-for-sale financial assets:
Debt securities
Korean treasury securities and government agencies	￦	6,649	￦	96	￦	4	￦	6,741
Financial institutions (1)		5,735		29		5		5,759
Corporate (2)		4,501		90		5		4,586
Asset-backed securities		1,822		9		—		1,831
Others		208		1		—		209

Subtotal		18,915		225		14		19,126
Equity securities		2,254		904		2		3,156

Total available-for-sale financial assets	￦	21,169	￦	1,129	￦	16	￦	22,282

Held-to-maturity financial assets:
Korean treasury securities and government agencies	￦	6,340	￦	191	￦	4	￦	6,527
Financial institutions (3)		1,216		45		—		1,261
Corporate (4)		5,960		200		5		6,155
Asset-backed securities		392		6		1		397

Total held-to-maturity financial assets	￦	13,908	￦	442	￦	10	￦	14,340

	As of December 31, 2011
	Amortized Cost		Gross Unrealized Gain		Gross Unrealized Loss		Fair Value
	(in billions of Won)
Available-for-sale financial assets:
Debt securities
Korean treasury securities and government agencies	￦	5,928	￦	62	￦	1	￦	5,989
Financial institutions (1)		6,413		20		1		6,432
Corporate (2)		5,277		99		1		5,375
Asset-backed securities		1,762		1		6		1,757
Others		180		1		—		181

Subtotal		19,560		183		9		19,734
Equity securities		2,193		616		166		2,643

Total available-for-sale financial assets	￦	21,753	￦	799	￦	175	￦	22,377

Held-to-maturity financial assets:
Korean treasury securities and government agencies	￦	5,436	￦	240	￦	—	￦	5,676
Financial institutions (3)		1,125		30		—		1,155
Corporate (4)		6,155		235		—		6,390
Asset-backed securities		339		2		—		341

Total held-to-maturity financial assets	￦	13,055	￦	507	￦	—	￦	13,562

	As of December 31, 2012
	Amortized Cost		Gross Unrealized Gain		Gross Unrealized Loss		Fair Value
	(in billions of Won)
Available-for-sale financial assets:
Debt securities
Korean treasury securities and government agencies	￦	6,171	￦	87	￦	2	￦	6,256
Financial institutions (1)		7,436		40		—		7,476
Corporate (2)		6,391		138		3		6,526
Asset-backed securities		1,396		4		1		1,399
Others		175		1		—		176

Subtotal		21,569		270		6		21,833
Equity securities		2,164		648		4		2,808

Total available-for-sale financial assets	￦	23,733	￦	918	￦	10	￦	24,641

Held-to-maturity financial assets:
Korean treasury securities and government agencies	￦	4,449	￦	272	￦	1	￦	4,720
Financial institutions (3)		1,316		22		—		1,338
Corporate (4)		6,213		285		—		6,498
Asset-backed securities		278		3		—		281

Total held-to-maturity financial assets	￦	12,256	￦	582	￦	1	￦	12,837

(1)

Includes debt securities issued by the Bank of Korea, Korea Development Bank, Korea Finance Corporation and Industrial Bank of Korea in the aggregate amount of ￦3,206 billion as of December 31, 2010, ￦3,601 billion as of December 31, 2011 and ￦5,702 billion as of December 31, 2012. These financial institutions are controlled by the Korean government.

(2)

Includes debt securities issued by Korea Electric Power Corporation, which is controlled by the Korean government, in the amount of ￦383 billion as of December 31, 2010, ￦344 billion as of December 31, 2011 and ￦393 billion as of December 31, 2012.

(3)

Includes debt securities issued by the Bank of Korea, Korea Development Bank, Korea Finance Corporation and Industrial Bank of Korea in the aggregate amount of ￦465 billion as of December 31, 2010, ￦405 billion as of December 31, 2011 and ￦986 billion as of December 31, 2012. These financial institutions are controlled by the Korean government.

(4)

Includes debt securities issued by Korea Electric Power Corporation, which is controlled by the Korean government, in the amount of ￦463 billion as of December 31, 2010, ￦483 billion as of December 31, 2011 and ￦432 billion as of December 31, 2012.

Derivatives Trading

Until the full-scale launch of our derivatives operations in mid-1999, we had been engaged in limited volumes of derivatives trading, mostly on behalf of our customers. Since then, our trading volume significantly increased to ￦163,959 billion in 2010 and to ￦174,358 billion in 2011 and further increased to ￦191,594 billion in 2012. Our net trading revenue from derivatives for the year ended December 31, 2010, 2011 and 2012 was ￦570 billion ￦906 billion and ￦456 billion, respectively.

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

The following shows the estimated fair value of our derivatives as of December 31, 2010, 2011 and 2012:

	As of December 31,
	2010				2011				2012
	Estimated Fair Value Assets		Estimated Fair Value Liabilities		Estimated Fair Value Assets		Estimated Fair Value Liabilities		Estimated Fair Value Assets		Estimated Fair Value Liabilities
	(in billions of Won)
Foreign exchange derivatives (1)	￦	1,821	￦	1,330	￦	1,450	￦	1,087	￦	846	￦	957
Interest rate derivatives (1)		726		735		796		737		1,101		1,040
Equity derivatives		43		143		200		220		74		68
Credit derivatives		2		—		—		—		—		—
Commodity derivatives		—		—		1		—		—		—
Others (1)		3		28		2		15		4		4

Total	￦	2,595	￦	2,236	￦	2,449	￦	2,059	￦	2,025	￦	2,069

(1)	Includes those for trading purposes and hedging purposes.

The following table shows certain information related to our derivatives designated as fair value hedges for the years ended December 31, 2010, 2011 and 2012:

	Year Ended December 31,
	2010						2011						2012
	Derivatives		Hedged Items		Hedge Ineffectiveness		Derivatives		Hedged Items		Hedge Ineffectiveness		Derivatives		Hedged Items		Hedge Ineffectiveness
	(in billions of Won)
Foreign exchange derivatives	￦	(26)	￦	28	￦	2	￦	67	￦	(48)	￦	19	￦	(58)	￦	74	￦	16
Interest rate derivatives		121		(107)		14		23		(19)		4		32		(25)		7
Other derivatives		8		(8)		—		19		(18)		1		11		(11)		—

Total	￦	103	￦	(87)	￦	16	￦	109	￦	(85)	￦	24	￦	(15)	￦	38	￦	23

The following table shows certain information related to our derivatives designated as cash flow hedges for the years ended December 31, 2010, 2011 and 2012:

	Year Ended December 31,
	2010						2011						2012
	Derivatives		Effective Portion		Ineffective Portion		Derivatives		Effective Portion		Ineffective Portion		Derivatives		Effective Portion		Ineffective Portion
	(in billions of Won)
Foreign exchange derivatives	￦	—	￦	—	￦	—	￦	23	￦	23	￦	—	￦	(22)	￦	(22)	￦	—
Interest rate derivatives		—		—		—		(1)		(1)		—		(5)		(5)		—

Total	￦	—	￦	—	￦	—	￦	22	￦	22	￦	—	￦	(27)	￦	(27)	￦	—

Asset Securitization Transactions

We are active in the Korean asset-backed securities market. Based on our diverse experience with respect to product development and management capabilities relating to asset securitization, we offer customers a wide range of financial products and participate in various asset securitization transactions, including through our subsidiary KB Investment & Securities, to reinforce our position as a leading financial services provider with respect to the asset securitization market. We were involved in asset securitization transactions with an initial aggregate issue amount of ￦1,858 billion in 2010, ￦1,380 billion in 2011 and ￦5,040 billion in 2012, all of which were public offerings of asset-backed securities. Most of these securities were sold to institutional investors through Korean securities houses.

Call Loans

We make call loans and borrow call money in the short-term money market. Call loans are defined as short-term lending among banks and financial institutions either in Won or in foreign currencies with maturities of 90 days or less. Typically, call loans have maturities of one day. As of December 31, 2012, we had made call loans of ￦2,534 billion and borrowed call money of ￦2,597 billion, compared to ￦3,682 billion and ￦1,141 billion, respectively, as of December 31, 2011 and ￦921 billion and ￦605 billion, respectively, as of December 31, 2010.

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

In 2012, we generated investment banking revenue of ￦143 billion, consisting of ￦40 billion of interest income and ￦103 billion of fee income.

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

The table below sets forth certain information regarding our foreign currency assets and borrowings:

	As of December 31,
	2010		2011		2012
	(in millions of US$)
Total foreign currency assets	US$	13,185	US$	16,539	US$	14,638
Foreign currency borrowings:
Debts		5,874		8,307		7,088
Debentures		3,439		3,409		2,974

Total borrowings	US$	9,313	US$	11,716	US$	10,062

The table below sets forth our overseas subsidiaries, branches and representative office currently in operation as of December 31, 2012:

Business Unit (1)	Location
Subsidiaries
Kookmin Bank Cambodia PLC	Cambodia
Kookmin Bank (China) Ltd.	China
Kookmin Bank Hong Kong Ltd.	Hong Kong
Kookmin Bank International Ltd.	United Kingdom
Branches
Kookmin Bank (China) Ltd., Beijing Branch	China
Kookmin Bank (China) Ltd., Guangzhou Branch	China
Kookmin Bank (China) Ltd., Harbin Branch	China
Kookmin Bank (China) Ltd., Suzhou Branch	China
Kookmin Bank, Osaka Branch	Japan
Kookmin Bank, Tokyo Branch	Japan
Kookmin Bank, Auckland Branch	New Zealand
Kookmin Bank, New York Branch	United States
Kookmin Bank, Ho Chi Minh City Branch	Vietnam
Representative Office
Kookmin Bank, Mumbai Representative Office	India
Kookmin Bank, Hanoi Representative Office	Vietnam

(1)	Does not include subsidiaries and branches in liquidation or dissolution.

Our overseas branches and subsidiaries principally provide Korean companies and nationals in overseas markets with trade financing, local currency funding and foreign exchange services, in conjunction with the operations of our headquarters.

In March 2008, we entered into agreements to acquire shares of JSC Bank CenterCredit, a Kazakhstan bank, and acquired an initial equity stake of 29,972,840 common shares (equal to 23.0% of the then-outstanding voting shares) for approximately ￦528 billion in August 2008. Pursuant to the terms of such agreements, we acquired an aggregate of 14,163,836 additional common shares of JSC Bank CenterCredit in November and December 2008. In addition, in September 2009, we entered into agreements with International Finance Corporation and certain shareholders of JSC Bank CenterCredit pursuant to which we acquired 3,886,574 additional common shares and 36,561,465 non-voting convertible preferred shares of JSC Bank CenterCredit in January and February 2010. As of December 31, 2012, we held 29.6% of the outstanding common shares of JSC Bank CenterCredit. Our investment in JSC Bank CenterCredit is accounted for under the equity method from the initial acquisition date and we applied the purchase method to account for each acquisition.

In May 2009, we acquired 132,600 common shares of Khmer Union Bank, a Cambodian bank, for approximately ￦10 billion. As a result, we acquired 51% of the voting rights in Khmer Union Bank, which was renamed Kookmin Bank Cambodia PLC. In December 2010 and July 2012, we acquired an additional 37,602 common shares and 125,592 common shares of Kookmin Bank Cambodia PLC, respectively. As of December 31, 2012, we held 92.44% of the outstanding common shares of Kookmin Bank Cambodia PLC. We applied the purchase method to account for the initial acquisition of Kookmin Bank Cambodia PLC in May 2009. The subsequent acquisitions in December 2010 and July 2012 were accounted for as equity transactions.

Trustee and Custodian Services Relating to Investment Trusts and Other Functions

We act as a trustee for 62 financial investment companies with a collective investment license, which invest in investment assets using funds raised by the sale of beneficiary certificates of investment trusts to investors. We also act as custodian for 172 financial institutions and as fund administrator for 40 financial institutions with respect to various investments, as well as acting as settlement agent in connection with such services. We receive a fee for acting in these capacities and generally perform the following functions:

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

For the year ended December 31, 2012, our fee income from our trustee and custodian services was ￦24 billion and revenue collected as a result of administration of the underlying investments was ￦5 billion.

Other Businesses

Trust Account Management Services

Money Trust Management Services

We provide trust account management services for unspecified money trusts, which are trusts the assets of which we generally have broad discretion in investing. We receive fees for our trust account management services consisting of basic fees that are based upon a percentage of the net asset value of the assets under management and, for certain types of trust account operations, performance fees that are based upon the performance of the trust account operations. In 2012, our basic fees ranged from 0.1% to 2.0% of total assets under management depending on the type of trust account. We also charge performance fees with respect to certain types of trust account products. We receive penalty payments when customers terminate their trust accounts prior to the original contract maturity.

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

As of December 31, 2012, the total balance of our money trusts was ￦20,985 billion (as calculated in accordance with Statement of Korea Accounting Standard No. 5004, Trust Accounts, and the Enforcement Regulations of Financial Investment Services under the Financial Investment Services and Capital Markets Act, which we refer to as an “SKAS basis”). As for unspecified money trust accounts, we have investment discretion over all money trusts, which are pooled and managed jointly for each type of trust account. Specified money trust accounts are established on behalf of individual customers who direct our investment of trust assets.

The following table shows the balances of our money trusts by type as of the dates indicated. Under IFRS, we consolidate trust accounts for which we guarantee both the repayment of the principal amount and a fixed rate of interest, while we do not consolidate those trust accounts for which we guarantee only the repayment of the principal amount.

	As of December 31,
	2010		2011		2012
	(in billions of Won)
Principal and interest guaranteed trusts (1)	￦	0.2	￦	0.2	￦	0.2
Principal guaranteed trusts (1)		2,954		2,892		2,919
Performance trusts (1)(2)		10,571		15,304		18,066

Total	￦	13,525	￦	18,196	￦	20,985

(1)	Calculated on an SKAS basis.
(2)	Trusts which are primarily non-guaranteed.

The balance of our money trusts increased 15.3% between December 31, 2010 and December 31, 2012. As of December 31, 2012, the trust assets we managed consisted principally of securities investments and loans from the trust accounts. As of December 31, 2012, on an SKAS basis, our trust accounts had invested in securities in the aggregate amount of ￦10,689 billion, of which ￦9,119 billion was debt securities and derivative-linked securities. Securities investments consist of government-related debt securities, corporate debt securities, including bonds and commercial paper, equity securities, derivative-linked securities and other securities. Loans made by our trust account operations are similar in type to the loans made by our bank account operations. As of December 31, 2012, on an SKAS basis, our trust accounts had made loans in the principal amount of ￦170 billion (excluding loans from the trust accounts to our banking accounts of ￦1,051 billion), which accounted for 0.8% of our money trust assets. Loans by our money trusts are subject to the same credit approval process as loans from our banking accounts. As of December 31, 2012, substantially all loans from our money trust accounts were collateralized or guaranteed.

Our money trust accounts also invest, to a lesser extent, in equity securities, including beneficiary certificates issued by financial investment companies with a collective investment license. On an SKAS basis, as of December 31, 2012, equity securities in our money trust accounts amounted to ￦1,570 billion, which accounted for 7.5% of our total money trust assets. Of this amount, ￦1,531 billion was from specified money trusts and ￦39 billion was from unspecified money trusts.

We continue to offer pension-type money trusts that provide a guarantee of the principal amount of the investment. On an SKAS basis, as of December 31, 2012, the balance of the money trusts for which we guaranteed the principal was ￦2,919 billion.

If the income from a money trust for which we provide a guarantee is less than the amount of the payments we have guaranteed, we will need to pay the amount of the shortfall with funds from special reserves maintained with respect to trust accounts followed by basic fees from that money trust and funds from our general banking operations. In 2010, 2011 and 2012, we made no payment from our banking accounts to cover shortfalls in our guaranteed trusts. On an SKAS basis, we derived trust fees with regard to trust account management services (including those fees related to property trust management services) of ￦103 billion in 2010, ￦122 billion in 2011 and ￦135 billion in 2012.

Property Trust Management Services

We also offer property trust management services, where we manage non-cash assets in return for a fee. Non-cash assets include mostly securities, but can also include other liquid receivables and real estate. Under these arrangements, we render custodial services for the property in question and collect fee income in return.

In 2012, our property trust fees ranged from 0.001% to 0.3% of total assets under management depending on the type of trust accounts. On an SKAS basis, as of December 31, 2012, the aggregate balance of our property trusts decreased to ￦1,171 billion, compared to ￦1,354 billion as of December 31, 2011.

Under IFRS, the property trusts are not consolidated within our financial statements.

Investment Trust Management

Through KB Asset Management, we offer investment trust products to customers and manage the funds invested by them in investment trusts. As of December 31, 2012, KB Asset Management had ￦22,461 billion of assets under management.

Management of the National Housing Fund

The National Housing Fund is a government fund that provides financial support to low-income households in Korea by providing mortgage financing and construction loans for projects to build small-sized housing. The operations of the National Housing Fund include providing and managing National Housing Fund loans, issuing National Housing Fund bonds and collecting subscription savings deposits.

In February 2013, the Ministry of Land, Infrastructure and Transport (formerly the Ministry of Land, Transport and Maritime Affairs) designated us as one of the managers of the National Housing Fund. During the five years preceding such designation, we chose not to participate in the bidding process to become a designated manager of the National Housing Fund and only managed pre-existing Fund accounts. In return for managing such pre-existing Fund accounts, we received quarterly fund management fees, calculated based on activity levels for the relevant quarter. In 2012, we received total fees of ￦28 billion for managing the National Housing Fund, compared to ￦172 billion in 2011 (of which ￦137 billion related to accrued but previously unpaid fees for the period from January 2007 to June 2010).

The financial accounting for the National Housing Fund is entirely separate from our financial accounting, and the non-performing loans and loan losses of the National Housing Fund, in general, do not impact our financial condition. Regulations and guidelines for managing the National Housing Fund are issued by the Minister of Land, Infrastructure and Transport pursuant to the Housing Act.

Bancassurance

The Korean government’s liberalization of the bancassurance market in Korea has allowed us to offer insurance products of other institutions since September 2003. We currently market a wide range of bancassurance products and hope to develop additional fee-based revenues by expanding our offering of these products.

Currently, our bancassurance business has alliances with 16 life insurance companies (including our subsidiary, KB Life Insurance) and nine non-life insurance companies and offers 68 different products through our branch network. These products are composed of 43 types of life insurance policies such as annuities, savings insurance and variable life insurance, and 25 types of non-life insurance products. In 2012, our commission income from our bancassurance business amounted to ￦247 billion.

Distribution Channels

Banking Branch Network

As of December 31, 2012, Kookmin Bank operated a network of 1,193 branches and sub-branches in Korea, which was one of the largest branch networks among Korean commercial banks. An extensive branch network is important to attracting and maintaining retail customers, who use branches extensively and value convenience.

We believe that our extensive branch network in Korea and retail customer base provide us with a source of stable and relatively low cost funding. Approximately 37% of our branches and sub-branches are located in Seoul, and approximately 24% of our branches are located in the six next largest cities. The following table presents the geographical distribution of our branch network in Korea as of December 31, 2012:

Area	Number of Branches	Percentage
Seoul	439	36.8%
Six largest cities (other than Seoul)	282	23.6
Other	472	39.6

Total	1,193	100.0%

In addition, we have continued to implement the specialization of our branch functions. Of our branch network as of December 31, 2012, we had eight branches that primarily handled large corporate banking.

In order to support our branch network, we have established an extensive network of ATMs, which are located in branches and in unmanned outlets known as “autobanks.” As of December 31, 2012, we had 9,650 ATMs.

We have actively promoted the use of these distribution outlets in order to provide convenient service to customers, as well as to maximize the marketing and sales functions at the branch level, reduce employee costs and improve profitability. The following table sets forth information, for the periods indicated, regarding the number of transactions and the fee revenue of our ATMs:

	For the Year Ended December 31,
	2010		2011		2012
Number of transactions (millions)		611		688		640
Fee revenue (in billions of Won)	￦	76	￦	74	￦	58

Other Distribution Channels

The following table sets forth information, for the periods indicated, on the number of users and transactions and the fee revenue of the other distribution channels for our retail and corporate banking customers, which are discussed below:

	For the Year Ended December 31,
	2010		2011		2012
Internet banking:
Number of users (1)		10,924,849		12,262,689		14,049,444
Number of transaction (thousands)		3,061,468		3,517,163		4,117,653
Fee revenue (in millions of Won)	￦	23,287	￦	27,715	￦	28,374
Phone banking:
Number of users (2)		4,353,808		4,607,803		4,766,251
Number of transaction (thousands)		299,163		250,265		213,941
Fee revenue (in millions of Won)	￦	11,605	￦	12,284	￦	13,297

(1)	Number of users is defined as the total cumulative number of persons who have registered through our branch offices to use our Internet banking services.
(2)	Number of users is defined as the total cumulative number of persons who have registered through our branch offices to use our phone banking services.

Internet Banking

Our goal is to consolidate our position as a market leader in on-line banking. Our Internet banking services currently include:

•

basic banking services, including fund transfers, balance and transaction inquiries, credit card transaction inquiries, pre-set automatic transfers, product inquiries, on-line bill payments and foreign exchange services;

•	investment services, including opening deposit accounts and investing in funds;

•	processing of loan applications, which allows us to quickly process and approve on-line loan applications;

•	electronic certification services, which permit our Internet banking service users to authenticate transactions on a confidential basis through digital signatures; and

•	wealth management and advisory services, including financial planning and real estate information services.

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

•

allow our customers to conduct transactions with respect to their accounts, such as balance and transfer inquiries, transfers or payments, opening or closing accounts, processing loans through automated systems and conducting credit card transactions;

•	conduct telemarketing to our customers or potential customers to advertise products or services through phone, fax or text messaging; and

•	provide automated banking services, mobile services or other services relating to affinity programs.

Mobile & Smartphone Banking

Our mobile and smartphone banking services allow customers to use mobile phones and devices, such as smartphones, to conduct a number of financial transactions, including basic banking and investment activities. There are currently three mobile phone service providers in Korea, SK Telecom, KT and LG U+, and we provide our services in association with all three. Our mobile and smartphone banking services currently include:

•	basic banking services, including fund transfers, balance and transaction inquiries, credit card transaction inquiries, bill payments and foreign exchange services;

•	investment services, including investing in savings deposits that are designed specifically for and offered only to smartphone banking customers;

•	processing of loan applications and bancassurance services; and

•	mobile stock trading, through which mobile banking customers can use their devices to trade stocks.

Other Channels

We provide cash management services, which include automatic transfers, connection services to other financial institutions, real-time firm banking, automatic fund concentration and transmittal of trading information. We have continued to develop our firm banking services and, as of December 31, 2012, we provided cash management services to over 1,771 large corporations and small- and medium-sized enterprises.

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

In addition, the Korean financial industry is undergoing significant consolidation. A number of significant mergers and acquisitions in the industry have taken place in Korea during the last five years, including the establishment of financial holding companies, which have reduced the number of nationwide commercial banks in Korea from 16 as of December 31, 1997, to seven banks and six financial holding companies as of December 31, 2012. Furthermore, a number of significant mergers and acquisitions in the industry have taken place in Korea over the past decade, including the acquisition of Koram Bank by an affiliate of Citibank in 2004, Standard Chartered Bank’s acquisition of Korea First Bank in April 2005, Chohung Bank’s merger with Shinhan Bank in April 2006 and Hana Financial Group’s acquisition of a controlling interest in Korea Exchange Bank in February 2012. We expect that consolidation in the financial industry will continue. In particular, the Korean government has announced that it plans to dispose of or reduce its controlling interest in Woori Finance Holdings Co., Ltd. (the financial holding company of Woori Bank), which may involve sales of its subsidiaries. Other financial institutions may seek to acquire or merge with such entities, and the financial institutions resulting from this consolidation may, by virtue of their increased size and business scope, provide significantly greater competition for us. We intend to review potential acquisition opportunities as they arise. We cannot guarantee that we will not be involved in any future mergers or acquisitions.

For additional information, you should read the section entitled “Item 3.D. Risk Factors—Risks relating to competition.”

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

In 2012, we spent approximately ￦324 billion for our IT systems, including expenses related to the construction of new IT systems, implementation of hardware and software technologies and other new systems. As of December 31, 2012, we employed a total of approximately 843 full-time employees in our IT operations.

Assets and Liabilities

The tables below set out selected financial highlights regarding our banking operations and individual assets and liabilities. Except as otherwise indicated, (i) amounts as of and for the years ended December 31, 2010, 2011 and 2012 are presented on a consolidated basis under IFRS, and (ii) amounts as of and for the years ended December 31, 2008 and 2009 are presented on a consolidated basis under U.S. GAAP and are not comparable to information prepared in accordance with IFRS.

Loan Portfolio

As of December 31, 2012, our total loan portfolio was ￦215,985 billion compared to ￦215,555 billion at December 31, 2011. As of December 31, 2012, 94.3% of our total loans were Won-denominated loans compared to 93.2% at December 31, 2011.

Loan Types

The following table presents loans by type as of the dates indicated under IFRS. Except where we specify otherwise, all loan amounts stated below are before deduction of allowances for loan losses. Total loans reflect our loan portfolio, including past due amounts.

	As of December 31,
	2010		2011		2012
	(in billions of Won)
Domestic:
Corporate
Small- and medium-sized enterprise	￦	65,132	￦	68,730	￦	69,810
Large corporate (1)		23,143		28,509		29,112
Retail
Mortgage and home equity		71,715		75,580		74,460
Other consumer		27,281		28,275		28,804
Credit cards		12,413		12,421		11,874

Total domestic		199,684		213,515		214,060
Foreign		1,693		2,040		1,925

Total gross loans	￦	201,377	￦	215,555	￦	215,985

(1)

Large corporate loans include ￦53 billion, ￦35 billion and ￦33 billion of loans to the Korean government and government related agencies (including the Korea Deposit Insurance Corporation) as of December 31, 2010, 2011 and 2012, respectively.

The following table presents loans by type as of the dates indicated under U.S. GAAP. Except where we specify otherwise, all loan amounts stated below are before deduction of allowances for loan losses. Total loans reflect our loan portfolio, including past due amounts.

	As of December 31,
	2008		2009
	(in billions of Won)
Domestic:
Corporate
Commercial and industrial (1)	￦	75,140	￦	74,611
Construction		10,052		8,097
Other corporate		2,951		2,178
Retail
Mortgage and home equity		69,924		70,678
Other consumer		27,592		26,949
Credit cards		11,523		11,368

Total domestic		197,182		193,881
Foreign:		2,455		2,344

Total gross loans	￦	199,637	￦	196,225

(1)

Commercial and industrial loans include ￦19 billion and ￦29 billion of loans to the Korean government and government related agencies (including the Korea Deposit Insurance Corporation) as of December 31, 2008 and 2009, respectively.

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

20 Largest Exposures by Borrower

As of December 31, 2012, our 20 largest exposures totaled ￦11,273 billion and accounted for 4.2% of our total exposures. The following table sets forth, as of December 31, 2012, our total exposures to these top 20 borrowers or issuers:

	Loans								Guarantees and Acceptances				Amounts Classified As Impaired Loans
Company (1)	Won Currency		Foreign Currency		Equity Securities		Debt Securities				Total Exposures
	(in billions of Won)
Hyundai Heavy Industries Co., Ltd.	￦	—	￦	85	￦	24	￦	—	￦	1,462	￦	1,571	￦	—
POSCO		—		46		577		197		—		820		—
Hyundai Steel Company		425		157		4		41		66		693		—
Korea Securities Finance Corporation		—		200		179		226		—		605		—
Shinhan Bank		—		64		15		516		—		595		—
Woori Bank		70		118		25		378		—		591		—
LG Electronics Inc.		530		—		6		51		—		587		—
Samsung Heavy Industries Co., Ltd.		—		89		—		10		467		566		—
Hyundai Capital Services Inc.		390		—		—		153		—		543		—
GS Caltex Corporation		—		356		—		109		69		534		—
National Agricultural Cooperative Federation		—		—		—		507		—		507		—
Daewoo Shipbuilding & Marine Engineering Co., Ltd.		77		96		2		20		294		489		—
SK Networks Co., Ltd.		235		193		—		—		47		475		—
Shinhan Financial Group		—		—		—		420		—		420		—
Seoul Metropolitan Rapid Transit Corporation		—		—		—		402		—		402		—
Bank of China		—		397		—		—		—		397		—
Samsung Display Co., Ltd.		100		288		—		—		—		388		—
Gyeonggi Urban Innovation Corporation		—		—		—		368		—		368		—
Woori Investment & Securities Co., Ltd.		—		350		2		10		—		362		—
Meritz Securities Co., Ltd.		—		360		—		—		—		360		—

Total	￦	1,827	￦	2,799	￦	834	￦	3,408	￦	2,405	￦	11,273	￦	—

(1)

Excludes exposures to government-owned or -controlled enterprises or financial institutions, including Bank of Korea, Korea Housing Finance Corporation, Korea Land & Housing Corporation, Korea Deposit Insurance Corporation and Korea Development Bank.

As of December 31, 2012, ten of these top 20 borrowers or issuers were companies belonging to the 34 largest chaebols in Korea designated as such by the Financial Supervisory Service based on their outstanding exposures.

Exposure to Chaebols

As of December 31, 2012, 7.9% of our total exposure was to the 34 largest chaebols in Korea designated as such by the Financial Supervisory Service based on their outstanding exposures. The following table shows, as of December 31, 2012, our total exposures to the ten chaebol groups to which we have the largest exposure:

	Loans				Equity Securities (1)		Debt Securities		Guarantees and Acceptances		Total Exposures		Amounts Classified as Impaired Loans
Chaebol	Won Currency		Foreign Currency
	(in billions of Won)
Samsung (1)	￦	884	￦	835	￦	360	￦	228	￦	891	￦	3,198	￦	—
Hyundai Motors (2)		916		635		46		397		349		2,343		—
Hyundai Heavy Industries (3)		—		156		45		1		1,799		2,001		—
SK (4)		560		563		223		257		315		1,918		—
LG (5)		1,105		429		28		127		23		1,712		—
POSCO (6)		89		144		577		283		382		1,475		—
GS (7)		134		424		7		170		269		1,004		—
Hanwha (8)		568		50		213		21		14		866		—
Lotte (9)		240		81		3		254		121		699		—
Kumho Asiana (10)		299		41		150		29		42		561		—

Total	￦	4,795	￦	3,358	￦	1,652	￦	1,767	￦	4,205	￦	15,777	￦	—

(1)	Includes principally Samsung Heavy Industries Co., Ltd., Samsung Display Co., Ltd. and Samsung Investment Trust Management Co., Ltd.
(2)	Includes principally Hyundai Steel Company, Hyundai Capital Services Inc. and Hyundai Motor Company.
(3)	Includes principally Hyundai Heavy Industries Co., Ltd., Hyundai Samho Heavy Industries Co., Ltd. and Hyundai Corporation.
(4)	Includes principally SK Networks Co., Ltd., SK Energy Co., Ltd. and SK C&C Co., Ltd.
(5)	Includes principally LG Electronics Inc., LG Display Co., Ltd. and LG Chemical Ltd.
(6)	Includes principally POSCO, Daewoo International Corporation and POSCO Engineering & Construction Co., Ltd.
(7)	Includes principally GS Caltex Corporation, GS Engineering & Construction Corporation and GS Power Co., Ltd.
(8)	Includes principally Hanwha Engineering & Construction Corp., Hanwha Asset Management Co., Ltd. and Hanwha Corporation.
(9)	Includes principally Lotte Trading Co., Ltd., Lotte Card Co., Ltd. and Lotte Engineering & Construction Co., Ltd.
(10)	Includes principally Kumho Petrochemical Co., Ltd., Kumho Tire Co., Inc. and Asiana Airlines, Inc.

Loan Concentration by Industry

The following table presents the aggregate balance of our domestic and foreign corporate loans, by industry concentration, as of December 31, 2011 and 2012:

	As of December 31,
	2011			2012
Industry	Amount		%	Amount		%
	(in billions of Won, except percentages)
Services	￦	36,306	36.6%	￦	38,650	38.4%
Manufacturing		31,763	32.0		31,319	31.1
Wholesale and retail		15,639	15.8		15,125	15.0
Financial institutions		5,839	5.9		7,221	7.2
Construction		5,675	5.7		4,689	4.7
Public sector		311	0.3		520	0.5
Others		3,675	3.7		3,250	3.1

Total	￦	99,208	100.0%	￦	100,774	100.0%

Maturity Analysis

We typically roll over our working capital loans and consumer loans (other than those payable in installments) after we conduct our normal loan review in accordance with our loan review procedures. Working capital loans may generally be extended on an annual basis for an aggregate term of five years and consumer loans may generally be extended for another term of up to 12 months for an aggregate term of 10 years.

The following table sets out the scheduled maturities (time remaining until maturity) of our loan portfolio as of December 31, 2012. The amounts disclosed are before deduction of allowances for loan losses:

	1 Year or Less		Over 1 year But Not More Than 5 Years		Over 5 Years		Total
	(in billions of Won)
Domestic:
Corporate
Small- and medium-sized enterprises	￦	52,290	￦	13,211	￦	4,309	￦	69,810
Large corporate		20,655		6,013		2,444		29,112

Total corporate		72,945		19,224		6,753		98,922
Retail
Mortgage and home equity		7,928		6,774		59,758		74,460
Other consumer		19,006		6,852		2,946		28,804

Total retail		26,934		13,626		62,704		103,264
Credit cards		10,913		788		173		11,874

Total domestic		110,792		33,638		69,630		214,060
Foreign:		1,406		440		79		1,925

Total gross loans	￦	112,198	￦	34,078	￦	69,709	￦	215,985

Interest Rate Sensitivity

The following table shows, as of December 31, 2012, the total amount of loans due after one year, which have fixed interest rates and variable or adjustable interest rates:

	As of December 31, 2012
	(in billions of Won)
Fixed rate (1)	￦	16,475
Variable or adjustable rates (2)		87,312

Total gross loans	￦	103,787

(1)	Fixed rate loans are loans for which the interest rate is fixed for the entire term.
(2)	Variable or adjustable rate loans are loans for which the interest rate is not fixed for the entire term.

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

A portion of our loans to and debt securities of corporate customers are currently in workout, restructuring or rehabilitation. As of December 31, 2012, ￦861 billion or 0.3% of our total loans and debt securities were in workout, restructuring or rehabilitation. This included ￦462 billion of loans to and debt securities of large corporate borrowers and ￦399 billion of loans to and debt securities of small- and medium-sized enterprises.

The following table shows, as of December 31, 2012, our ten largest exposures that were in workout, restructuring or rehabilitation:

	Loans				Equity Securities		Debt Securities		Guarantees And Acceptances		Total Exposures		Amounts Classified As Impaired Loans
Company	Won Currency		Foreign Currency
	(in billions of Won)
Orient Shipyard Co., Ltd.	￦	53	￦	2	￦	—	￦	—	￦	155	￦	210	￦	210
Kumho Tire Co., Inc		34		37		83		—		—		154		—
Kumho Industrial Co., Ltd.		67		—		11		—		5		83		—
Dongmoon Construction Co., Ltd		66		—		—		—		—		66		66
Samho international Co., Ltd.		40		—		—		6		—		46		40
Hanil Engineering & Construction Co., Ltd.		23		—		1		—		22		46		44
Dongil Construction Co., Ltd.		42		—		—		—		—		42		42
Hyundai Cement Co., Ltd.		28		3		—		—		—		31		31
Jung Ang Construction Co., Ltd.		26		—		—		—		—		26		26
Oriental Precision & Engineering Co., Ltd.		9		—		9		—		—		18		9

Total	￦	388	￦	42	￦	104	￦	6	￦	182	￦	722	￦	468

Provisioning Policy

Under IFRS, we establish allowances for loan losses with respect to loans to absorb such losses. We assess individually significant loans on a case-by-case basis and other loans on a collective basis. In addition, if we determine that no objective evidence of impairment exists for a loan, we include such loan in a group of loans with similar credit risk characteristics and assess them collectively for impairment regardless of whether such loan is significant. For individually significant loans, allowances for loan losses are recorded if objective evidence of impairment exists as a result of one or more events that occurred after initial recognition. For collectively assessed loans, we base the level of allowances for loan losses on our evaluation of the risk characteristics of such loans, taking into account such factors as historical loss experience, the financial condition of the borrowers and current economic conditions. If additions or changes to the allowances for loan losses are required, then we record a provision for loan losses, which is included in impairment losses on credit loss and treated as a charge against current income. Credit exposures that we deem to be uncollectible, including actual loan losses, net of recoveries of previously charged-off amounts, are charged directly against the allowances for loan losses. See “Item 5.A. Operating Results—Critical Accounting Policies—Impairment of Loans and Allowances for Loan Losses.”

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

Loan Aging Schedule

The following table shows our loan aging schedule (excluding accrued interest) as of the dates indicated under IFRS:

As of December 31,	Normal Amount		%	Amount Past Due 1-3 Months		%	Amount Past Due 3-6 Months		%	Amount Past Due 6 Months or More		%	Total Amount
	(in billions of Won, except percentages)
2010	￦	199,013	98.8%	￦	752	0.4%	￦	608	0.3%	￦	1,004	0.5%	￦	201,377
2011		213,515	99.0		860	0.4		327	0.2		853	0.4		215,555
2012		213,650	98.9		819	0.4		442	0.2		1,074	0.5		215,985

Non-Accrual Loans and Past Due Accruing Loans

We consider the following loans to be non-accrual loans:

•	loans that are past due by 90 days or more;

•	loans that are subject to legal proceedings related to collection;

•	loans to a borrower that has received a warning from the Korea Federation of Banks indicating that such borrower has exhibited difficulties in making timely payments of principal and interest;

•	loans to corporate borrowers that are rated C or D according to Kookmin Bank’s internal credit ratings for large corporations or small-and medium-sized enterprises;

•

loans to corporate borrowers that are rated CC or below according to Kookmin Bank’s internal credit ratings for large corporations or small-and medium-sized enterprises as a result of being subject to workout, court receivership, court mediation or similar proceedings; and

•	restructured loans.

However, we exclude from non-accrual status and continue to accrue interest on loans that are fully secured by cash on deposit or on which there are financial guarantees from the government, Korea Deposit Insurance Corporation or certain financial institutions.

We no longer recognize interest on non-accrual loans from the date the loan is placed on non-accrual status. We reclassify loans as accruing when interest and principal payments are up-to-date and future payments of principal and interest are reasonably assured. We generally do not recognize interest income on non-accrual loans unless collected.

Interest foregone is the interest due on non-accrual loans that has not been accrued in our books of account. For the year ended December 31, 2012, we would have recorded gross interest income of ￦309 billion compared to ￦336 billion for the year ended December 31, 2011 and ￦328 billion for the year ended December 31, 2010, in each case under IFRS, on loans accounted for on a non-accrual basis throughout the year, or since origination for loans held for part of the year, had we not foregone interest on those loans. The amount of interest income on those loans that was included in our profit for the years ended December 31, 2010, 2011 and 2012 under IFRS was ￦194 billion, ￦192 billion and ￦187 billion, respectively.

The following table shows, as of the dates indicated, the amount of loans that were placed on a non-accrual basis and accruing loans under IFRS which were past due 90 days or more. The category “accruing but past due 90 days” includes loans which are still accruing interest but on which principal or interest payments are contractually past due 90 days or more.

	As of December 31,
	2010		2011		2012
	(in billions of Won)
Loans accounted for on a non-accrual basis
Corporate	￦	2,466	￦	2,021	￦	1,762
Consumer		1,012		1,200		1,290

Sub-total		3,478		3,221		3,052

Accruing loans which are contractually past due 90 days or more as to principal or interest
Corporate		5		4		84
Consumer		28		45		97

Sub-total		33		49		181

Total	￦	3,511	￦	3,270	￦	3,233

Under U.S. GAAP, we generally placed loans on non-accrual status when payments of interest and/or principal became past due by one day. For the year ended December 31, 2009, we would have recorded gross interest income of ￦278 billion on loans accounted for on a non-accrual basis under U.S. GAAP in accordance with the foregoing throughout the year, or since origination for loans held for part of the year, had we not foregone interest on those loans, compared to ￦413 billion for the year ended December 31, 2008. Under U.S. GAAP, the amount of interest income on those loans that was included in our net income for the years ended December 31, 2008 and 2009 was ￦338 billion and ￦193 billion, respectively.

The following table shows, as of the dates indicated, the amount of loans that were placed on a non-accrual basis and accruing loans under U.S. GAAP which were past due one day or more:

	As of December 31,
	2008		2009
	(in billions of Won)
Loans accounted for on a non-accrual basis
Corporate	￦	1,986	￦	2,243
Consumer		3,669		2,124

Sub-total		5,655		4,367

Accruing loans which are contractually past due one day or more as to principal or interest
Corporate (1)		313		125
Consumer		226		124

Sub-total		539		249

Total	￦	6,194	￦	4,616

(1)	Includes accruing corporate loans which are contractually past due 90 days or more in the amount of ￦20 billion and ￦40 billion as of December 31, 2008 and 2009, respectively.

Troubled Debt Restructurings

The following table presents, as of the dates indicated, our loans that are “troubled debt restructurings” for which we, for economic or legal reasons relating to the debtor’s financial difficulties, grant a concession to the debtor that we would not otherwise consider. These loans consist principally of corporate loans that have been restructured (through the process of workout, court receivership or composition) and which are accruing interest at rates lower than the original contractual terms as a result of a variation of terms upon restructuring.

	As of December 31,
	2008		2009		2010		2011		2012
	(in billions of Won)
Loans classified as “troubled debt restructurings”	￦	187	￦	116	￦	573	￦	412	￦	465

For 2012, interest income that would have been recorded under the original contract terms of restructured loans amounted to ￦58 billion, out of which ￦35 billion was reflected as interest income during 2012.

Potential Problem Loans

We classify potential problem loans as loans that are designated as “early warning loans” and reported to the Financial Services Commission. “Early warning loans” are loans extended to borrowers that have been (i) identified by our early warning system as exhibiting signs of credit risk based on the relevant borrower’s financial data, credit information and/or transactions with banks and, following such identification and (ii) designated by our loan officers as potential problem borrowers based on their evaluation of known information about such borrowers’ possible credit problems. Such loans are required to be reported on a quarterly basis to the Financial Services Commission. If a borrower’s loans are designated as “early warning loans” pursuant to the process described above and included in our quarterly report to the Financial Services Commission, we consider such borrowers to have serious doubt as to their ability to comply with repayment terms in the near future.

As of December 31, 2012, we had ￦3,255 billion of potential problem loans.

Other Problematic Interest Earning Assets

We have certain other interest earning assets received in connection with troubled debt restructurings that, if they were loans, would be required to be disclosed as part of the non-accrual, past due or restructuring or potential problem loan disclosures provided above. As of December 31, 2008, 2009, 2010, 2011 and 2012, we did not have any debt securities received in connection with troubled debt restructurings on which interest was past due.

Non-Performing Loans

Non-performing loans are defined as loans that are past due by 90 days or more. These loans are generally classified as “substandard” or below. For further information on the classification of non-performing loans under Korean regulatory requirements, see “—Regulatory Reserve for Credit Losses” below.

The following table shows, as of the dates indicated, certain details of our total non-performing loan portfolio under IFRS:

	As of December 31,
	2010		2011		2012
	(in billions of Won, except percentages)
Total non-performing loans	￦	1,612	￦	1,180	￦	1,516
As a percentage of total loans		0.8%		0.5%		0.7%

The following table shows, as of the dates indicated, certain details of our total non-performing loan portfolio under U.S. GAAP:

	As of December 31,
	2008		2009
	(in billions of Won, except percentages)
Total non-performing loans	￦	1,068	￦	1,365
As a percentage of total loans		0.5%		0.7%

We have also issued securities backed by non-performing loans and collateralized bond obligations. Some of these transactions involved transfers of loans through securitizations where control of the loans has not been surrendered and, therefore, are not treated as sale transactions. Instead, the assets remain on our balance sheet with the securitization proceeds treated as secured borrowings.

Analysis of Non-Performing Loans

The following table sets forth, as of the dates indicated, our total non-performing loans by type of borrower under IFRS:

	As of December 31,
	2010			2011			2012
	Amount		%	Amount		%	Amount		%
	(in billions of Won, except percentages)
Domestic:
Corporate
Small- and medium sized enterprise	￦	686	42.5%	￦	373	31.6%	￦	590	38.9%
Large corporate		241	15.0		84	7.1		97	6.4

Total corporate		927	57.5		457	38.7		687	45.3
Retail
Mortgage and home equity		478	29.7		510	43.2		625	41.2
Other consumer		163	10.1		132	11.2		137	9.0

Total retail		641	39.8		642	54.4		762	50.2
Credit cards		39	2.4		62	5.3		47	3.1
Total domestic		1,607	99.7		1,161	98.4		1,496	98.6
Foreign:		5	0.3		19	1.6		20	1.4

Total non-performing loans	￦	1,612	100.0%	￦	1,180	100.0%	￦	1,516	100.0%

The following table sets forth, as of the dates indicated, our total non-performing loans by type of borrower under U.S. GAAP:

	As of December 31,
	2008			2009
	Amount		%	Amount		%
	(in billions of Won, except percentages)
Domestic:
Corporate
Commercial and industrial	￦	556	52.1%	￦	899	65.8%
Construction		161	15.1		125	9.2
Lease financing		—	—		—	—
Other corporate		1	0.1		2	0.2

Total corporate		718	67.3		1,026	75.2
Retail
Mortgage and home equity		216	20.2		211	15.4
Other consumer		86	8.0		79	5.8

Total retail		302	28.2		290	21.2
Credit cards		29	2.7		23	1.7
Total domestic		1,049	98.2		1,339	98.1
Foreign:		19	1.8		26	1.9

Total non-performing loans	￦	1,068	100.0%	￦	1,365	100.0%

Top 20 Non-Performing Loans

As of December 31, 2012, our 20 largest non-performing loans accounted for 23.2% of our total non-performing loan portfolio. The following table shows, as of December 31, 2012, certain information regarding our 20 largest non-performing loans:

	Industry	Gross Principal Outstanding		Allowances for Loan Losses
	(in billions of Won)
Borrower A	Manufacturing	￦	55	￦	37
Borrower B	Construction		39		22
Borrower C	Other		35		20
Borrower D	Manufacturing		29		7
Borrower E	Financial institutions		22		1
Borrower F	Other		17		4
Borrower G	Construction		17		3
Borrower H	Service		16		16
Borrower I	Construction		15		3
Borrower J	Service		14		1
Borrower K	Service		13		—
Borrower L	Construction		13		1
Borrower M	Other		11		1
Borrower N	Manufacturing		10		5
Borrower O	Other		8		—
Borrower P	Construction		8		2
Borrower Q	Service		8		1
Borrower R	Service		8		1
Borrower S	Construction		7		—
Borrower T	Service		6		1

Total		￦	351	￦	126

Most of our loans to companies in workout or restructuring were not classified as non-performing as of December 31, 2012 because such loans had been rescheduled and payments on such rescheduled loans were not past due by more than 90 days.

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

In addition, we use the services of our wholly-owned loan collection subsidiary, KB Credit Information Co., Ltd., which receives payments from recoveries made on charged-off loans and certain loans that are overdue for over three months (28 days on average in the case of credit card loans). KB Credit Information has over 570 employees, including legal experts and management employees. The fees that it receives are based on the amounts of non-performing and charged off loans that are recovered. In 2010, 2011 and 2012, the amount recovered was ￦329 billion, ￦468 billion and ￦589 billion, respectively.

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

In addition, credit card loans that are in arrears for over 28 days on average are transferred to KB Credit Information for collection.

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

In addition to making efforts to collect on these non-performing loans, we also undertake measures to reduce the level of our non-performing loans, which include:

•	selling our non-performing loans to third parties, including the Korea Asset Management Corporation and Woori F&I Co., Ltd.; and

•	entering into asset securitization transactions with respect to our non-performing loans.

We generally expect to suffer a partial loss on loans that we sell or securitize, to the extent such sales and securitizations are recognized under IFRS as sale transactions.

Pursuant to a memorandum of understanding among the Financial Supervisory Service and seven banks, including Kookmin Bank, a private equity fund was established in June 2011 to acquire approximately ￦1.2 trillion of non-performing bank loans to construction companies in workout, restructuring or rehabilitation. The general partner of the fund is United Asset Management Corp. and the limited partners consist of the seven banks and other investors. The fund purchases non-performing bank loans at market price and the funds required to purchase such loans are contributed or lent by the same banks that sell such loans to the fund. In June 2011, we agreed to make a capital commitment of ￦148 billion and provide a ￦109 billion revolving loan facility to the fund. From June to December 2011, we contributed the entire amount of our capital commitment to the fund in connection with its purchase of ￦148 billion of non-performing loans from us. In September 2012, we agreed to increase our capital commitment to ￦241 billion. From September to December 2012, we contributed ￦44 billion to the fund.

Allocation and Analysis of Allowances for Loan Losses under IFRS

The following table presents, as of the dates indicated, the allocation of our allowances for loan losses by loan type under IFRS. The ratio represents the percentage of allowances for loan losses in each category to total allowances for loan losses.

	As of December 31,
	2010			2011			2012
	Amount		%	Amount		%	Amount		%
	(in billions of Won, except percentages)
Domestic
Corporate
Small- and medium-sized enterprise	￦	2,028	54.0%	￦	1,533	44.4%	￦	1,234	37.7%
Large corporate		863	23.0		910	26.4		999	30.6

Total corporate		2,891	77.0		2,443	70.8		2,233	68.3

Retail
Mortgage and home equity		88	2.3		111	3.2		123	3.8
Other consumer		432	11.5		524	15.2		564	17.2

Total retail		520	13.8		635	18.4		687	21.0

Credit cards		328	8.7		350	10.2		329	10.1
Foreign (1)		17	0.5		20	0.6		19	0.6

Total allowances for loan losses	￦	3,756	100.0%	￦	3,448	100.0%	￦	3,268	100.0%

(1)	Consists primarily of loans to corporations.

Our total allowances for loan losses were ￦3,756 billion as of December 31, 2010. During 2011, total allowances for loan losses decreased by ￦308 billion, or 8.2%, to ￦3,448 billion as of December 31, 2011. During 2012, total allowances for loan losses decreased by ￦180 billion, or 5.2%, to ￦3,268 billion as of December 31, 2012.

The following table analyzes our allowances for loan losses and loan loss experience under IFRS for each of the years indicated:

	Year Ended December 31,
	2010		2011		2012
	(in billions of Won, except percentages)
Balance at the beginning of the period	￦	3,269	￦	3,756	￦	3,448
Amounts charged against income		2,464		1,645		1,653
Sale		(193)		(240)		(105)
Gross charge-offs:
Domestic:
Corporate
Small- and medium-sized enterprise		1,541		1,274		943
Large corporate		55		204		260
Retail
Mortgage and home equity		37		20		62
Other consumer		237		267		391
Credit cards		389		413		541
Foreign:		20		3		—

Total gross charge-offs		(2,279)		(2,181)		(2,197)

Recoveries:
Domestic:
Corporate
Small-and medium-sized enterprise		133		162		149
Large corporate		1		6		9
Retail
Mortgage and home equity		14		13		7
Other consumer		114		104		96
Credit cards		246		204		185
Foreign:		4		1		3

Total recoveries		512		490		449

Net charge-offs		(1,767)		(1,691)		(1,748)
Other charges		(17)		(22)		20

Balance, at the end of the period	￦	3,756	￦	3,448	￦	3,268

Ratio of net charge-offs during the period to average loans outstanding during the period		0.9%		0.8%		0.8%

Allocation and Analysis of Allowances for Loan Losses under U.S. GAAP

The following table presents, as of the dates indicated, the allocation of our allowances for loan losses by loan type under U.S. GAAP. The ratio represents the percentage of allowances for loan losses in each category to total allowances for loan losses.

	As of December 31,
	2008			2009
	Amount		%	Amount		%
	(in billions of Won, except percentages)
Domestic
Corporate
Commercial and industrial	￦	1,707	37.7%	￦	2,165	38.1%
Construction		674	5.0		457	4.1
Other corporate		26	1.5		25	1.1

Total corporate		2,407	44.2		2,647	43.3
Retail
Mortgage and home equity		107	35.0		125	36.0
Other consumer		271	13.8		336	13.7

Total retail		378	48.8		461	49.7
Credit cards		213	5.8		202	5.8
Foreign (1)		45	1.2		31	1.2

Total allowances for loan losses	￦	3,043	100.0%	￦	3,341	100.0%

(1)	Consists primarily of loans to corporations.

The following table analyzes our allowances for loan losses and loan loss experience under U.S. GAAP for each of the years indicated:

	Year Ended December 31,
	2008		2009
	(in billions of Won, except percentages)
Balance at the beginning of the period	￦	1,864	￦	3,043
Amounts charged against income		2,142		2,216
Allowance relating to loans repurchased		3		7
Gross charge-offs:
Domestic:
Corporate
Commercial and industrial		703		975
Construction		140		460
Other corporate		5		15
Retail
Mortgage and home equity		63		33
Other consumer		279		329
Credit cards		375		571
Foreign:		—		—

Total gross charge-offs		(1,565)		(2,383)

Recoveries:
Domestic:
Corporate
Commercial and industrial		98		54
Construction		13		10
Other corporate		2		1
Retail
Mortgage and home equity		32		12
Other consumer		177		125
Credit cards		277		256
Foreign:		—		—

Total recoveries		599		458

Net charge-offs		(966)		(1,925)

Balance, at the end of the period	￦	3,043	￦	3,341

Ratio of net charge-offs during the period to average loans outstanding during the period		0.5%		1.0%

Regulatory Reserve for Credit Losses

If our allowances for credit losses is deemed insufficient for regulatory purposes, we are required to compensate for the difference by recording a regulatory reserve for credit losses, which is segregated within our retained earnings. The level of regulatory reserve for credit losses required to be recorded is equal to the amount by which our allowances for credit losses under IFRS are less than the greater of (x) the amount of expected loss calculated using the internal ratings-based approach under Basel II and as approved by the Financial Supervisory Service and (y) the required amount of credit loss reserve calculated based on guidelines prescribed by the Financial Services Commission. As of December 31, 2012, our regulatory reserve for credit losses was ￦2,138 billion.

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

Credit Rehabilitation Programs for Delinquent Consumer Borrowers

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

For example, in March 2009, the Financial Services Commission requested Korean banks, including us, to establish a “pre-workout program,” including a credit counseling and recovery service, for retail borrowers with outstanding short-term debt. The pre-workout program has been in operation since April 2009 and, following extensions by the Korean government, is expected to continue indefinitely. Under the pre-workout program, maturity extensions and/or interest rate adjustments are provided for retail borrowers with total loans of less than ￦500 million who are in arrears on their payments for more than 30 days but less than 90 days.

On March 29, 2013, in order to support low income consumer borrowers experiencing difficulty in repaying their unsecured long-term debt, the Financial Services Commission announced the establishment of a “National Happiness Fund” to provide one-time relief to such borrowers by:

•

purchasing from creditors unsecured loans of individual borrowers not exceeding ￦100 million in principal amount in the aggregate, which loans have been in arrears for a period of six months or more as of February 28, 2013 and, if requested by the borrower, reducing the balance of such loans by up to 50% and/or extending the maturity of such loans to up to ten years based on the borrower’s expected ability to repay;

•

purchasing from certain creditors student loans of individual borrowers, which loans have been in arrears for a period of six months or more as of February 28, 2013 and, if requested by the borrower, restructuring the balance and/or extending the maturity of such loans based on the borrower’s expected ability to repay or extending the maturity of such loans until the borrower is employed; and

•

for individuals with annual income of ￦40 million or less with loans of a principal amount not exceeding ￦40 million in the aggregate and with an interest rate of 20% or higher, facilitating the refinancing of such loans at lower interest rates, provided that such loans have not been in default during the prior six months as of February 28, 2013.

To date, over 3,800 Korean financial institutions and private lenders, including our subsidiaries, Kookmin Bank, KB Savings Bank and KB Kookmin Card, have signed a memorandum of understanding with the National Happiness Fund to sell eligible loans to the fund. The price and volume of such loans to be sold are subject to further negotiations between the National Happiness Fund and such financial institutions and lenders. The National Happiness Fund plans to accept applications from individual borrowers to participate in such relief programs until October 2013.

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

The following table sets out the definitions of the four categories of securities we hold:

Category	Classification
Financial assets held for trading	Financial assets bought and held for trading.

Financial assets designated at fair value through profit or loss	Financial assets which were not bought and held for trading but are otherwise designated as at fair value through profit or loss.

Available-for-sale financial assets	Non-derivative financial assets not classified as held-to-maturity, at fair value through profit or loss or loans and receivables.

Held-to-maturity financial assets	Non-derivative financial assets with fixed or determinable payments and fixed maturity dates that the Bank has the positive intent and ability to hold to maturity.

See “Item 5.A. Operating Results—Critical Accounting Policies—Valuation of Securities and Financial Instruments.”

We also hold limited balances of venture capital securities, non-marketable and restricted equity securities and derivative instruments.

Carrying Amount and Market Value

The following table sets out the carrying amount and market value of securities in our securities portfolio as of the dates indicated:

	As of December 31,
	2010				2011				2012
	Carrying Amount		Market Value		Carrying Amount		Market Value		Carrying Amount		Market Value
	(in billions of Won)
Available-for-sale financial assets:
Equity securities	￦	3,156	￦	3,156	￦	2,643	￦	2,643	￦	2,808	￦	2,808
Debt securities
Korean treasury securities and government agency securities		6,741		6,741		5,989		5,989		6,256		6,256
Debt securities issued by financial institutions		5,759		5,759		6,432		6,432		7,476		7,476
Corporate debt securities		4,586		4,586		5,375		5,375		6,526		6,526
Asset-backed securities		1,831		1,831		1,757		1,757		1,399		1,399
Others		209		209		181		181		176		176

Total available-for-sale		22,282		22,282		22,377		22,377		24,641		24,641

Held-to-maturity financial assets:
Debt securities
Korean treasury securities and government agency securities		6,340		6,527		5,436		5,676		4,449		4,720
Debt securities issued by financial institutions		1,216		1,261		1,125		1,155		1,316		1,338
Corporate debt securities		5,960		6,155		6,155		6,390		6,213		6,498
Asset-backed securities		392		397		339		341		278		281

Total held-to-maturity		13,908		14,340		13,055		13,562		12,256		12,837

Financial assets at fair value through profit or loss:
Financial assets held for trading
Equity securities		416		416		412		412		855		855
Debt securities
Korean treasury securities and government agency securities		743		743		1,508		1,508		1,672		1,672
Debt securities issued by financial institutions		2,107		2,107		2,837		2,837		2,499		2,499
Corporate debt securities		459		459		586		586		749		749
Asset-backed securities		172		172		135		135		20		20
Others		56		56		111		111		112		112
Others		15		15		28		28		40		40

Sub-total		3,968		3,968		5,617		5,617		5,947		5,947

Financial assets designated at fair value through profit or loss
Equity securities		46		46		134		134		159		159
Debt securities		—		—		—		—		—		—
Derivative-linked securities		—		—		575		575		193		193

Sub-total		46		46		709		709		352		352

Total financial assets at fair value through profit or loss		4,014		4,014		6,326		6,326		6,299		6,299

Total securities	￦	40,204	￦	40,636	￦	41,758	￦	42,265	￦	43,196	￦	43,777

Maturity Analysis

The following table categorizes our debt securities by maturity and weighted average yield as of December 31, 2012:

	Within 1 Year		Weighted Average Yield (1)	Over 1 But within 5 Years		Weighted Average Yield (1)	Over 5 But within 10 Years		Weighted Average Yield (1)	Over 10 Years		Weighted Average Yield (1)	Total		Weighted Average Yield (1)
	(in billions of Won, except percentages)
Available-for-sale financial assets:
Korean treasury securities and government agencies	￦	820	4.37%	￦	4,727	3.92%	￦	587	4.00%	￦	122	4.49%	￦	6,256	4.00%
Debt securities issued by financial institutions		4,203	3.40		3,160	3.56		113	5.37		—	—		7,476	3.49
Corporate debt securities		1,534	4.80		4,237	4.16		682	4.75		73	3.84		6,526	4.37
Asset-backed securities		332	3.76		252	3.51		—	—		815	3.99		1,399	3.85
Others		—	—		176	7.00		—	—		—	—		176	7.00

Total	￦	6,889	3.84%	￦	12,552	3.95%	￦	1,382	4.48%	￦	1,010	4.04%	￦	21,833	3.95%

Held-to-maturity financial assets:
Korean treasury securities and government agencies	￦	315	3.86%	￦	2,854	4.27%	￦	1,168	5.46%	￦	112	5.38%	￦	4,449	4.58%
Debt securities issued by financial institutions		765	4.22		531	5.07		20	4.05		—	—		1,316	4.56
Corporate debt securities		1,336	4.85		4,186	4.90		671	5.24		20	5.12		6,213	4.92
Asset-backed securities		130	3.66		148	4.14		—	—		—	—		278	3.92

Total	￦	2,546	4.48%	￦	7,719	4.66%	￦	1,859	5.37%	￦	132	5.34%	￦	12,256	4.74%

Financial assets at fair value through profit or loss:
Financial assets held for trading:
Korean treasury securities and government agency securities	￦	141	3.99%	￦	1,212	3.28%	￦	317	4.25%	￦	2	4.13%	￦	1,672	3.52%
Debt securities issued by financial institutions		1,733	3.50		757	3.58		9	5.25		—	—		2,499	3.53
Corporate debt securities		253	3.94		467	4.00		29	3.86		—	—		749	3.97
Asset-backed securities		20	3.05		—	—		—	—		—	—		20	3.05
Others		112	2.82		—	—		—	—		—	—		112	2.82

Sub-total	￦	2,259	3.54%	￦	2,436	3.51%	￦	355	4.24%	￦	2	4.13%	￦	5,052	3.58%

Financial assets designated at fair value through profit or loss	￦	—	—%	￦	—	—%	￦	—	—%	￦	—	—%	￦	—	—%

Total	￦	2,259	3.54%	￦	2,436	3.51%	￦	355	4.24%	￦	2	4.13%	￦	5,052	3.58%

(1)

The weighted average yield for the portfolio represents the yield to maturity for each individual security, weighted using its carrying amount (which is the amortized cost in the case of held-to-maturity financial assets and the fair value in the case of available-for-sale financial assets and financial assets at fair value through profit or loss).

Concentrations of Risk

As of December 31, 2012, we held the following securities of individual issuers where the aggregate carrying amount of those securities exceeded 10% of our stockholders’ equity at such date, which was ￦24,510 billion:

	Carrying Amount		Market Value
	(in billions of Won)
Name of issuer:
Korean government	￦	11,376	￦	11,623
Bank of Korea		5,468		5,468

Total	￦	16,844	￦	17,091

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

Our primary funding strategy has been to achieve low-cost funding by increasing the average balances of low-cost retail deposits, in particular demand deposits and time deposits. We also have focused our marketing efforts on higher net worth individuals, who account for a significant portion of the assets in our retail deposit base. Customer deposits accounted for 81.5% of total funding as of December 31, 2010, 81.3% of total funding as of December 31, 2011 and 82.9% of total funding as of December 31, 2012.

Our borrowings consist of issuances of debentures and debt from financial institutions, the Korean government and government-affiliated funds. The majority of our debt is long-term, with maturities ranging from one year to 30 years.

Deposits

Although the majority of our deposits are short-term, it has been our experience that the majority of our depositors generally roll over their deposits at maturity, providing us with a stable source of funding.

The following table shows the average balances of our deposits and the average rates paid on our deposits for the periods indicated:

	2010			2011			2012
	Average Balance(1)		Average Rate Paid	Average Balance(1)		Average Rate Paid	Average Balance(1)		Average Rate Paid
	(in billions of Won, except percentages)
Demand deposits:
Non-interest bearing	￦	3,348	—	￦	3,249	—	￦	3,094	—
Interest bearing		48,919	0.43%		53,824	0.58%		56,191	0.60%
Time deposits		112,621	3.60		124,713	3.66		133,728	3.68
Certificates of deposit		11,044	4.00		1,746	3.89		1,734	3.86

Average total deposits	￦	175,932	2.68%	￦	183,532	2.69%	￦	194,747	2.73%

(1)	Average balances are based on daily balances for our banking, credit card and investment and securities operations and monthly or quarterly balances for our other operations.

For a description of our retail deposit products, see “—Business—Retail Banking—Lending Activities—Mortgage and Home Equity Lending” and “—Business—Retail Banking—Deposit-Taking Activities.”

Time Deposits and Certificates of Deposit

The following table presents the remaining maturities of our time deposits and certificates of deposit which had a fixed maturity in excess of ￦100 million as of December 31, 2012:

	Time Deposits		Certificates of Deposit		Total
	(in billions of Won)
Maturing within three months	￦	29,662	￦	1,026	￦	30,688
After three but within six months		18,096		268		18,364
After six but within 12 months		21,107		351		21,458
After 12 months		1,300		45		1,345

Total	￦	70,165	￦	1,690	￦	71,855

Long-term borrowings

The aggregate amount of contractual maturities of all long-term borrowings (comprising debentures and debt) as of December 31, 2012 was as follows:

	As of December 31, 2012
	(in billions of Won)
Due in 2013	￦	7,067
Due in 2014		9,735
Due in 2015		3,093
Due in 2016		3,345
Due in 2017		2,359
Thereafter		3,911

Gross long-term borrowings		29,510
Fair value adjustments		(48)
Discount		(25)

Total long-term borrowings, net	￦	29,437

Short-term borrowings

The following table presents information regarding our short-term borrowings (borrowings with an original maturity of one year or less) for the periods indicated:

	As of and for the Year Ended December 31,
	2010		2011		2012
	(in billions of Won, except percentages)
Call money:
Year-end balance	￦	605	￦	1,141	￦	2,597
Average balance (1)		1,810		2,676		4,785
Maximum balance (2)		1,959		2,491		5,043
Average interest rate (3)		1.38%		2.29%		2.38%
Year-end interest rate		0.40-3.20%		0.15-4.48%		0.15-2.72%
Borrowings from the Bank of Korea: (4)
Year-end balance	￦	931	￦	651	￦	782
Average balance (1)		982		777		745
Maximum balance (2)		1,189		920		953
Average interest rate (3)		1.22%		1.44%		1.48%
Year-end interest rate		1.25%		1.50%		1.25%
Other short-term borrowings: (5)
Year-end balance	￦	7,856	￦	12,051	￦	7,285
Average balance (1)		9,025		10,565		9,670
Maximum balance (2)		9,210		12,120		11,677
Average interest rate (3)		2.01%		2.00%		2.08%
Year-end interest rate		0.45-7.55%		0.53-5.96%		0.24-5.47%

(1)	Average balances are based on daily balances for our banking, credit card and investment and securities operations and monthly or quarterly balances for our other operations.
(2)	Maximum balances are based on month-end balances.
(3)	Average interest rates for the year are calculated by dividing the total interest expense by the average amount borrowed.
(4)

Borrowings from the Bank of Korea generally mature within one month for borrowings in Won and six months for borrowings in foreign currencies. These short-term borrowings were secured by securities totaling ￦960 billion as of December 31, 2012.

(5)

Other short-term borrowings include securities sold under repurchase agreement, bills sold, borrowings and debentures. Other short-term borrowings have maturities of one year or less. Securities under repurchase agreements were secured by securities totaling ￦3,908 billion as of December 31, 2012.

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

The Financial Holding Company Act requires every financial holding company (other than a financial holding company that is controlled by another financial holding company) and its subsidiaries to obtain prior approval from the Financial Services Commission before acquiring control of another company or to file a report with the Financial Services Commission within 30 days thereafter in certain cases (including acquiring control of another company whose assets are less than ￦100 billion as of the end of the immediately preceding fiscal year). In addition, the Financial Services Commission must grant permission to liquidate or to merge with any other company before the liquidation or merger. A financial holding company must report to the Financial Services Commission when certain events, including the following, occur:

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

In addition, the total sum of the Bank Holding Company Total Credit granted to all of a bank holding company’s major shareholders must not exceed 25% of the bank holding company’s net aggregate equity capital. Furthermore, any bank holding company that, together with its direct and indirect subsidiaries, intends to extend credit to the bank holding company’s major shareholder in an amount equal to or exceeding the lesser of (x) the amount equivalent to 0.1% of the net aggregate equity capital and (y) ￦5 billion, in any single transaction, must obtain prior unanimous board resolutions and then, immediately after providing the credit, must file a report to the Financial Services Commission and publicly disclose the filing of the report.

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

Restrictions on Transactions between a Bank Holding Company and its Major Shareholder

A bank holding company and its direct and indirect subsidiaries may not acquire (including through their respective trust accounts) shares issued by the bank holding company’s major shareholder in excess of 1% of the net aggregate equity capital (as defined above). In addition, if those entities intend to acquire shares issued by that major shareholder in any single transaction equal to or exceeding the lesser of (x) the amount equivalent to 0.1% of the net aggregate equity capital and (y) ￦5 billion, that entity must obtain prior unanimous board resolutions and then, immediately after the acquisition, file a report to the Financial Services Commission and publicly disclose the filing of the report.

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

(2) any same shareholder group where the aggregate assets of all non-financial business companies belonging to that group equals or exceeds ￦2 trillion; or

(3) any mutual fund where a same shareholder group identified in (1) or (2) above beneficially owns and/or exercises the voting rights of more than 9% of the total issued and outstanding voting shares of that mutual fund.

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

Capital Adequacy

The Bank Act requires nationwide banks, such as us, to maintain a minimum paid-in capital of ￦100 billion and regional banks to maintain a minimum paid-in capital of ￦25 billion. All banks, including foreign bank branches in Korea, are also required to maintain a prescribed solvency position. A bank must also set aside in its legal reserve an amount equal to at least 10% of the net income after tax each time it pays dividends on net profits earned until its legal reserve reaches at least the aggregate amount of its paid-in capital.

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

All banks must meet minimum ratios of Tier I and Tier II capital (less any capital deductions) to risk-weighted assets, determined in accordance with Financial Services Commission requirements that have been formulated based on BIS standards. These standards were adopted and became effective in 1996, and were amended effective January 1, 2008 upon the implementation by the Financial Supervisory Service of Basel II. All domestic banks and foreign bank branches must meet a minimum ratio of Tier I and Tier II capital (less any capital deductions) to risk-weighted assets of 8%. In September 2012, the Financial Services Commission announced its plans to implement a new set of regulations that will, among other things, require Korean banks to comply with stricter minimum capital ratio requirements beginning in 2013 and additional minimum capital conservation buffer requirements starting in 2016. Under the proposed regulations, Korean banks will be required to maintain a minimum ratio of Tier I common capital (which principally includes equity capital, capital surplus and retained earnings less reserve for credit losses) to risk-weighted assets of 3.5% and Tier I capital to risk-weighted assets of 4.5% in 2013, which minimum ratios are to increase to 4.0% and 5.5%, respectively, in 2014 and 4.5% and 6.0%, respectively, in 2015. Such requirements would be in addition to the existing requirement for a minimum ratio of Tier I and Tier II capital (less any capital deductions) to risk-weighted assets of 8.0%, which will remain unchanged. The proposed regulations also contemplate an additional capital conservation buffer of 0.625% starting in 2016, with such buffer to increase to 2.5% by 2019. In December 2012, however, the Financial Services Commission announced that the implementation of the proposed Basel III measures in Korea will be delayed pending the implementation of Basel III in the European Union, the United States and other countries.

In November 2002, the Financial Services Commission amended the Enforcement Detailed Rules on the Supervision of the Banking Business to include a more conservative risk-weighting system for certain newly extended home mortgage loans, which set the risk-weighted ratios of Korean banks in respect of home mortgage loans between 50% and 70% depending on the borrower’s debt ratio and whether the home mortgage loans are overdue. In June 2007 and in February 2012, the Financial Services Commission further amended the Enforcement Detailed Rules on the Supervision of the Banking Business and, as a result, the following risk-weight ratios must be applied by Korean banks in respect of home mortgage loans:

(1)	for those banks which adopted a standardized approach for calculating credit risk capital requirements, a risk-weight ratio of 35% and, with respect to high-risk home mortgage loans, 50%; and

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

Amendments to the Bank Act which became effective on July 28, 2002 strengthened restrictions on extending credits to a major shareholder. A “major shareholder” is defined as:

•

a shareholder holding (together with persons who have a special relationship with that shareholder) in excess of 10%; (or 15% in the case of regional banks) in the aggregate of the bank’s total issued voting shares; or

•

a shareholder holding (together with persons who have a special relationship with that shareholder) in excess of 4% in the aggregate of the bank’s (excluding regional banks) total issued voting shares (excluding shares subject to the shareholding restrictions on “non-financial business group companies” as described below), where the shareholder is the largest shareholder or has actual control over the major business affairs of the bank through, for example, appointment and dismissal of the officers pursuant to the Enforcement Decree of the Bank Act. Non-financial business group companies primarily consist of: (i) any single shareholding group whose non-financial company assets comprise no less than 25% of its aggregate net assets; (ii) any single shareholding group whose non-financial company assets comprise no less than ￦2 trillion in aggregate; or (iii) any mutual fund of which any single shareholding group identified in (i) or (ii) above, owns more than 9% of the total issued and outstanding shares.

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

(i)	loans bearing no profit made to a single business group in an amount exceeding 10% of the sum of the bank’s Tier I and Tier II capital (less any capital deductions) as of the end of the previous month (where the loan exposure to that borrower is calculated as the sum of substandard credits, doubtful credits and estimated loss credits), unless the loan exposure to that group is not more than ￦4 billion;

(ii)	the occurrence of any financial incident involving embezzlement, malfeasance or misappropriation of funds in an amount exceeding 1% of the sum of the bank’s Tier I and Tier II capital (less any capital deductions), unless the bank has lost or expects to lose not more than ￦1 billion as a result of that financial incident, or the governor of the Financial Supervisory Service has made a public announcement regarding the incident; and

(iii)	any loss due to court judgments or similar decisions in civil proceedings in an amount exceeding 1% of the sum of the bank’s Tier I and Tier II capital (less any capital deductions) as of the end of the previous month, unless the loss is not more than ￦1 billion.

Restrictions on Lending

Pursuant to the Bank Act, commercial banks may not provide:

•	loans directly or indirectly secured by a pledge of a bank’s own shares;

•	loans directly or indirectly to enable a natural or juridical person to buy the bank’s own shares;

•

loans to any of the bank’s officers or employees, other than petty loans of up to ￦20 million in the case of a general loan, ￦50 million in the case of a general loan plus a housing loan or ￦60 million in the aggregate for general loans, housing loans and loans to pay damages arising from wrongful acts of employees in financial transactions;

•	credit (including loans) secured by a pledge of shares of a subsidiary corporation of the bank or to enable a natural or juridical person to buy shares of a subsidiary corporation of the bank; or

•	loans to any officers or employees of a subsidiary corporation of the bank, other than general loans of up to ￦20 million or general and housing loans of up to ￦50 million in the aggregate.

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

•

as to loans secured by apartments located in areas of high speculation as designated by the government, (i) the loan-to-value ratio for loans with a maturity of not more than ten years should not exceed 40%; and (ii) the loan-to-value ratio for loans with a maturity of more than ten years should not exceed (a) 40%, if the price of such apartment is over ￦600 million, and (b) 60%, if the price of such apartment is ￦600 million or lower;

•

as to loans secured by apartments with appraisal value of more than ￦600 million in areas of high speculation as designated by the government or certain metropolitan areas designated as areas of excessive investment by the government, the borrower’s debt-to-income ratio (calculated as (i) the aggregate annual total payment amount of (x) the principal of and interest on loans secured by such apartment(s) and (y) the interest on other debts of the borrower over (ii) the borrower’s annual income) should not exceed 40%;

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

Deposit Insurance System

The Depositor Protection Act provides insurance for certain deposits of banks in Korea through a deposit insurance system. Under the Depositor Protection Act, all banks governed by the Bank Act are required to pay an insurance premium to the Korea Deposit Insurance Corporation on a quarterly basis. The rate is determined under the Enforcement Decree to the Depositor Protection Act, and may not exceed 0.5% of the bank’s insurable deposits in any given year. The current insurance premium is 0.02% of insurable deposits for each quarter. If the Korea Deposit Insurance Corporation makes a payment on an insured amount, it will acquire the depositors’ claims with respect to that payment amount. The Korea Deposit Insurance Corporation insures a maximum of ￦50 million for deposits and interest, regardless of when the deposits were made and the size of the deposits.

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

Credit Card Business

General

In order to enter the credit card business, a company must register with the Financial Services Commission. Credit card businesses are governed by the Specialized Credit Financial Business Act, enacted on August 28, 1997 and last amended on June 1, 2012, which sets forth specific requirements with respect to the credit card business as well as generally prohibiting unsound business practices relating to the credit card business which may infringe on the rights of credit card holders or negatively affect the soundness of the credit card industry. Credit card companies, including our wholly-owned subsidiary, KB Kookmin Card Co., Ltd., are regulated by the Financial Services Commission and the Financial Supervisory Service.

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

Restrictions on Funding

Under the Specialized Credit Financial Business Act and the regulations thereunder, a credit card company must ensure that its total assets do not exceed an amount equal to six times its equity capital. However, if a credit card company is unable to comply with such limit upon the occurrence of unavoidable events, such as drastic changes in the domestic and global financial markets, such limit may be adjusted through a resolution of the Financial Services Commission.

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

Issuance of New Cards and Solicitation of New Cardholders

The Enforcement Decree to the Specialized Credit Financial Business Act establishes the conditions under which a credit card company may issue new cards and solicit new members. New credit cards may be issued only to the following persons:

•	persons who are at least 20 years old when they apply for a credit card;

•	persons whose capability to pay bills as they come due has been verified using standards established by the credit card company; and

•

in the case of minors who are at least 18 years and younger than 20 years, persons who submit documents evidencing employment as of the date of the credit card application, such as an employment certificate, or persons for whom the issuance of a credit card is necessitated by governmental policies, such as financial aid.

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

Item 4.C.	Organizational Structure

The following chart provides an overview of our structure, including our significant subsidiaries and our ownership of such subsidiaries as of the date of this annual report:

Our largest subsidiary is Kookmin Bank, the assets of which represented approximately 91.4% of our total assets as of December 31, 2012. The following table provides summary information for our operating subsidiaries that are consolidated in our consolidated financial statements as of and for the year ended December 31, 2012, including their consolidated total assets, operating revenue, profit (loss) and total equity:

Subsidiaries	Total Assets		Operating Revenue		Profit (Loss)		Total Equity
	(in millions of Won)
Kookmin Bank	￦	257,748,697	￦	19,273,344	￦	1,416,142	￦	19,957,555
KB Kookmin Card Co., Ltd.		14,046,174		2,921,167		291,592		3,079,633
KB Investment & Securities Co., Ltd.		3,357,196		1,083,947		18,741		545,129
KB Life Insurance Co., Ltd.		5,987,928		1,944,103		16,606		393,201
KB Asset Management Co., Ltd.		164,595		89,541		35,885		127,040
KB Real Estate Trust Co., Ltd.		201,572		52,021		21,446		166,209
KB Investment Co., Ltd.		504,480		39,878		5,474		123,442
KB Credit Information Co., Ltd.		30,422		58,584		331		22,791
KB Data Systems Co., Ltd.		25,519		78,021		(1,461)		14,758
KB Savings Bank Co., Ltd.		646,674		62,237		(34,860)		136,420

Further information regarding our subsidiaries is provided below:

•

Kookmin Bank was established in Korea in 2001 as a result of the merger of the former Kookmin Bank (established in 1963) and H&CB (established in 1967). Kookmin Bank provides a wide range of banking and other financial services to individuals, small- and medium-sized enterprises and large corporations in Korea. As of December 31, 2012, Kookmin Bank was one of the largest commercial banks in Korea based upon total assets (including loans) and deposits. As of December 31, 2012, Kookmin Bank had approximately 27.1 million customers, with 1,193 branches nationwide.

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

Item 4.D.	Property, Plants and Equipment

Our registered office and corporate headquarters are located at 9-1, 2-ga, Namdaemoon-ro, Jung-gu, Seoul 100-703, Korea. The following table presents information regarding certain of our properties in Korea:

Type of facility/building	Location	Area (square meters)
Registered office and corporate headquarters	9-1, 2-ga, Namdaemoon-ro, Jung-gu, Seoul 100-703	1,749
Kookmin Bank headquarters building	36-3, Yeouido-dong, Yeongdeungpo-gu, Seoul 150-758	5,354
KB Kookmin Card headquarters building	Jongro-gu, Seoul	3,797
Kookmin Bank Training institute	Ilsan	207,659
Kookmin Bank Training institute	Daecheon	4,158
Kookmin Bank Training institute	Sokcho	15,584
Kookmin Bank Training institute	Cheonan	196,649
Kookmin Bank IT center	Gangseo-gu, Seoul	13,116
Kookmin Bank IT center	Yeouido, Seoul	5,928
Kookmin Bank IT center	Yeouido, Seoul	2,006
Kookmin Bank IT center	Seongbuk-gu, Seoul	4,748

As of December 31, 2012, we had a countrywide network of 1,193 banking branches and sub-branches, as well as 83 branches for our other operations including credit information, real estate, investment banking and insurance-related businesses. Approximately one-quarter of these facilities are housed in buildings owned by us, while the remaining branches are leased properties. Lease terms are generally from two to three years and seldom exceed five years. We also have subsidiaries in Cambodia, China, Hong Kong and the United Kingdom and branches of Kookmin Bank in Osaka and Tokyo in Japan, Auckland in New Zealand, New York in the United States and Ho Chi Minh City in Vietnam, as well as branches of Koomin Bank (China) Ltd. in Beijing, Guangzhou, Harbin and Suzhou in China. We also have representative offices of Kookmin Bank in Mumbai in India and Hanoi in Vietnam. We do not own any material properties outside of Korea.

The net carrying amount of all the properties owned by us at December 31, 2012 was ￦2,895 billion.

Item 4A.	UNRESOLVED STAFF COMMENTS

We do not have any unresolved comments from the U.S. Securities and Exchange Commission staff regarding our periodic reports under the Securities Exchange Act of 1934, as amended, or the Exchange Act.

Item 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Item 5.A.	Operating Results

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

Trends in the Korean Economy

Our financial position and results of operations have been and will continue to be significantly affected by financial and economic conditions in Korea. Substantial growth in lending in Korea to small- and medium-sized enterprises in recent years, and financial difficulties experienced by such enterprises as a result of, among other things, adverse economic conditions in Korea and globally from the second half of 2008, have generally led to increasing delinquencies and a deterioration in overall asset quality in the credit exposures of Korean banks to small- and medium-sized enterprises. In 2012, we recorded charge-offs of ￦943 billion in respect of our loans to small- and medium-sized enterprises, compared to charge-offs of ￦1,274 billion in 2011. In light of the difficult financial condition and liquidity position of small- and medium-sized enterprises in Korea since the second half of 2008, the Korean government introduced measures intended to encourage Korean banks to provide financial support to small- and medium-sized enterprise borrowers. See “Item 3.D. Risk Factors—Risks relating to our small- and medium-sized enterprise loan portfolio—We have significant exposure to small- and medium-sized enterprises, and any financial difficulties experienced by these customers may result in a deterioration of our asset quality and have an adverse impact on us.”

In recent years, commercial banks, consumer finance companies and other financial institutions in Korea have also made significant investments and engaged in aggressive marketing in retail lending (including mortgage and home equity loans), leading to substantially increased competition in this segment. The rapid growth in retail lending, together with adverse economic conditions since the second half of 2008, have generally led to increasing delinquencies and a deterioration in asset quality. In 2012, we recorded charge-offs of ￦453 billion and provision for loan losses of ￦402 billion in respect of our retail loan portfolio, compared to charge-offs of ￦287 billion and provision for loan losses of ￦296 billion in 2011. In June 2011, the Korean government announced a set of policy objectives to curtail the rapid growth of consumer lending by commercial banks, consumer finance companies and other financial institutions, as well as measures to encourage the increased use of fixed interest rates in consumer lending and to strengthen the protection of retail borrowers. See “Item 3.D. Risk Factors—Risks relating to our retail credit portfolio.”

The Korean economy is closely tied to, and is affected by developments in, the global economy. While the rate of deterioration of the global economy since the commencement of the global financial crisis in 2008 has slowed, with some signs of stabilization and improvement, the overall prospects for the Korean and global economy in 2013 and beyond remain uncertain. Starting in the second half of 2011, the global financial markets have experienced significant volatility as a result of, among other things, the financial difficulties affecting many governments worldwide, in particular in Cyprus, Greece, Spain, Italy and Portugal. In addition, recent political and social instability in various countries in the Middle East and Northern Africa, including in Egypt, Libya, Syria and Yemen, have resulted in volatility and uncertainty in the global energy markets. Any of these or other developments could potentially trigger another financial and economic crisis. In light of the recent slowdown in Korea’s growth and uncertain global economic prospects, the Bank of Korea reduced its policy rate to 3.00% in July 2012 and further reduced such rate to 2.75% in October 2012 to support Korea’s economy. Furthermore, in response to China’s slowing gross domestic product growth rates that began in 2011, the Chinese government implemented stimulus measures, including a decrease in the benchmark interest rate for deposits and loans as announced by the People’s Bank of China in June 2012, but the overall impact of such stimulus measures remains uncertain. Although China’s economy began to show signs of recovery in the fourth quarter of 2012, falling real estate price levels in certain urban areas, excess liquidity and China’s investment-driven growth may lead to an economic correction. In light of the high level of interdependence of the global economy, any of the foregoing developments could have a material adverse effect on the Korean economy and financial markets, and in turn on our business, financial condition and results of operations.

We are also exposed to adverse changes and volatility in global and Korean financial markets as a result of our liabilities and assets denominated in foreign currencies and our holdings of trading and investment securities, including structured products. Since the second half of 2008, the value of the Won relative to major foreign currencies in general and the U.S. dollar in particular has fluctuated widely. See “Item 3.A. Selected Financial Data—Exchange Rates.” A depreciation of the Won will increase our cost in Won of servicing our foreign currency-denominated debt, while continued exchange rate volatility may also result in foreign exchange losses for us. Furthermore, as a result of adverse global and Korean economic conditions, there has been significant volatility in securities prices, including the stock prices of Korean and foreign companies in which we hold an interest. Such volatility has resulted in and may lead to further trading and valuation losses on our trading and investment securities portfolio as well as impairment losses on our investments accounted for under the equity method, including our noncontrolling equity stake in JSC Bank CenterCredit, a Kazakhstan bank, the initial stake in which we acquired in 2008. See “Item 4.B. Business Overview—Capital Markets Activities and International Banking—International Banking.”

As a result of volatile conditions and weakness in the Korean and global economies, as well as factors such as the uncertainty surrounding the global financial markets, fluctuations in oil and commodity prices, interest and exchange rate fluctuations, higher unemployment, lower consumer confidence, increases in inflation rates, potential tightening of fiscal and monetary policies and continued tensions with North Korea, the economic outlook for the financial services sector in Korea in 2013 and for the foreseeable future remains uncertain.

Acquisitions

In January 2012, we established KB Savings Bank to provide small-loan finance services to retail customers. KB Savings Bank was established in connection with our purchase of the assets of Jeil Savings Bank and assumption of its liabilities pursuant to a purchase and assumption agreement among Jeil Savings Bank, the Korea Deposit Insurance Corporation and us. In May 2012, pursuant to the purchase and assumption agreement, we transferred to the Korea Deposit Insurance Corporation a portion of the assets we purchased and related liabilities we assumed. In connection with such purchase and assumption (and after giving effect to the transfer to the Korea Deposit Insurance Corporation), we recognized an acquisition of ￦2,546 billion of assets and an assumption of ￦2,654 billion of liabilities and also ￦108 billion of goodwill. See Note 44 of the notes to our consolidated financial statements included elsewhere in this annual report.

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

	June 30, 2008		Dec. 30, 2008		June 30, 2009		Dec. 30, 2009		June 30, 2010		Dec. 30, 2010		June 30, 2011		Dec. 29, 2011		June 29, 2012		Dec. 31, 2012
KOSPI		1,674.92		1,124.47		1,390.07		1,682.77		1,698.29		2,051.00		2,100.69		1,825.74		1,854.01		1,997.05 (4)
￦/US$ exchange rates (1)	￦	1,046.8	￦	1,262.0	￦	1,273.5	￦	1,163.7	￦	1,220.9	￦	1,130.6	￦	1,066.3	￦	1,158.5	￦	1,141.2	￦	1,063.2
Corporate bond rates (2)		6.88%		8.12%		5.61%		5.70%		4.96%		4.30%		4.49%		4.22%		3.94%		3.44%
Treasury bond rates (3)		5.90%		3.41%		4.16%		4.41%		3.86%		3.38%		3.76%		3.34%		3.30%		2.82%

(1)	Represents the noon buying rate on the dates indicated.
(2)	Measured by the yield on three-year Korean corporate bonds rated as A+ by the Korean credit rating agencies.
(3)	Measured by the yield on three-year treasury bonds issued by the Ministry of Strategy and Finance of Korea.
(4)	As of December 28, 2012, the last day of trading for the KRX KOSPI Market in 2012.

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

Our consolidated financial statements for the year ended December 31, 2012 included total allowances for loan losses of ￦3,268 billion as of that date. Our total loan charge-offs, net of recoveries, amounted to ￦1,748 billion and we recorded a provision for loan losses (which forms a part of the provision for credit losses, together with provisions for unused loan commitments, acceptances and guarantees, financial guarantee contracts and other financial assets) of ￦1,653 billion in 2012.

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

Our consolidated financial statements for the year ended December 31, 2012 included financial assets measured at fair value using a valuation technique of ￦18,598 billion, representing 56.4% of total financial assets measured at fair value, and financial liabilities measured at fair value using a valuation technique of ￦2,535 billion, representing 64.7% of total financial liabilities measured at fair value. As used herein, the fair value using a valuation technique means the fair value at Level 2 and Level 3 in the fair value hierarchy.

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

Our consolidated financial statements for the year ended December 31, 2012 included deferred income tax assets and liabilities of ￦18 billion and ￦130 billion, respectively, as of that date, after offsetting of ￦903 billion of deferred income tax liabilities and assets.

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

Results of Operations

Net Interest Income

The following table shows, for the periods indicated, the principal components of our net interest income:

	Year Ended December 31,						Percentage Change
	2010		2011		2012		2011/2010	2012/2011
	(in billions of Won, except percentages)						(%)
Interest income
Cash and interest earning deposits in other banks	￦	38	￦	75	￦	160	97.4%	113.3%
Loans		11,512		12,412		12,568	7.8	1.3
Financial investments (debt securities) (1)		1,502		1,469		1,428	(2.2)	(2.8)

Total interest income		13,052		13,956		14,156	6.9	1.4

Interest expense
Deposits		4,709		4,945		5,319	5.0	7.6
Debts		306		399		464	30.4	16.3
Debentures		1,863		1,508		1,257	(19.1)	(16.6)

Total interest expense		6,878		6,852		7,040	(0.4)	2.7

Net interest income	￦	6,174	￦	7,104	￦	7,116	15.1	0.2

Net interest margin (2)		2.58%		2.88%		2.74%

(1)	Consists of debt securities in our available-for-sale and held-to-maturity financial asset portfolios.
(2)	The ratio of net interest income to average interest earning assets. See “Item 3.A. Selected Financial Data—Profitability ratios and other data.”

Comparison of 2012 to 2011

Interest income. Interest income increased 1.4% from ￦13,956 billion in 2011 to ￦14,156 billion in 2012, primarily as a result of a 1.3% increase in interest on loans. The average balance of our interest earning assets increased 5.2% from ￦246,627 billion in 2011 to ￦259,422 billion in 2012, principally due to the growth in our loan portfolio. The effect of this increase was offset in part by a 20 basis point decrease in average yields on our interest earning assets from 5.66% in 2011 to 5.46% in 2012, which reflected a decrease in the general level of interest rates in Korea in 2012.

The 1.3% increase in interest on loans from ￦12,412 billion in 2011 to ￦12,568 billion in 2012 was primarily the result of an 8.0% increase in the average volume of corporate loans from ￦94,486 billion in 2011 to ￦102,083 billion in 2012, which was partially offset by a 25 basis point decrease in average yields on such loans from 5.43% in 2011 to 5.18% in 2012. The increase in the average volume of corporate loans was principally due to an increase in loans to SOHO customers which reflected our focus on marketing to this segment in 2012, while the average yields for corporate loans decreased mainly as a result of the decrease in the general level of interest rates in Korea applicable to such loans from 2011 to 2012.

Overall, the average volume of our loans increased 4.4%, from ￦211,673 billion in 2011 to ￦221,056 billion in 2012, while the average yields on our loans decreased by 17 basis points, from 5.86% in 2011 to 5.69% in 2012.

Debt securities in our financial investments portfolio consist of available-for-sale debt securities and held-to-maturity debt securities, including debt securities issued by government-owned or -controlled enterprises or financial institutions and debt securities issued by Korean banks and other financial institutions. Interest on debt securities in our financial investments portfolio decreased 2.8% from ￦1,469 billion in 2011 to ￦1,428 billion in 2012 as a result of a 24 basis point decrease in average yields on such debt securities from 4.50% in 2011 to 4.26% in 2012, which was partially offset by a 2.6% increase in the average volume of such debt securities from ￦32,655 billion in 2011 to ￦33,499 billion in 2012. The decrease in average yields on such debt securities was primarily due to the decrease in the general level of interest rates in Korea for debt securities, while the increase in the average volume of such debt securities mainly reflected our increased purchases of Korean treasury securities and debt securities issued by government agencies and financial institutions.

Interest expense. Interest expense increased 2.7% from ￦6,852 billion in 2011 to ￦7,040 billion in 2012 primarily due to a 7.6% increase in interest expense on deposits, which was partially offset by a 16.6% decrease in interest expense on debentures. The average volume of interest bearing liabilities increased 4.8% from ￦227,158 billion in 2011 to ￦238,056 billion in 2012, which mainly reflected an increase in the average volume of deposits. The effect of this increase was partially offset by a decrease of 6 basis points in the average cost of interest bearing liabilities from 3.02% in 2011 to 2.96% in 2012, which was driven mainly by the lower interest rate environment in Korea in 2012.

The 7.6% increase in interest expense on deposits from ￦4,945 billion in 2011 to ￦5,319 billion in 2012 was primarily due to a 7.2% increase in the average volume of time deposits from ￦124,713 billion in 2011 to ￦133,728 billion in 2012, while the average cost of such deposits remained relatively stable at 3.68% in 2012 compared to 3.66% in 2011. The increase in the average volume of time deposits mainly reflected continuing demand for lower-risk financial products from our customers. Overall, the average volume of our deposits increased by 6.3% from ￦180,283 billion in 2011 to ￦191,653 billion in 2012, while the average cost of our deposits increased by 4 basis points from 2.74% in 2011 to 2.78% in 2012 as the relative proportion of higher interest rate deposit products in our total deposit portfolio increased in light of the continuing rate-based competition in the Korean banking industry for deposits.

The 16.6% decrease in interest expense on debentures from ￦1,508 billion in 2011 to ￦1,257 billion in 2012 resulted from a 15.5% decrease in the average volume of long-term debentures from ￦25,352 billion in 2011 to ￦21,432 billion in 2012 as well as a 17 basis point decrease in the average cost of long-term debentures from 5.57% in 2011 to 5.40% in 2012. The decrease in the average volume of long-term debentures mainly reflected our decreased use of long-term debentures to meet our funding needs, while the decrease in the average cost of such debentures was primarily attributable to the general decrease in market interest rates in Korea, including for such debentures, in 2012.

Net interest margin. Net interest margin represents the ratio of net interest income to average interest earning assets. Our overall net interest margin decreased from 2.88% in 2011 to 2.74% in 2012, as a 0.2% increase in our net interest income from ￦7,104 billion in 2011 to ￦7,116 billion in 2012 was outpaced by a 5.2% increase in the average volume of our interest earning assets from ￦246,627 billion in 2011 to ￦259,422 billion in 2012. The growth in average interest earning assets outpaced a 4.8% increase in average interest bearing liabilities from ￦227,158 billion in 2011 to ￦238,056 billion in 2012, while the increase in interest income more than offset the increase in interest expense, resulting in an increase in net interest income. However, our net interest spread, which represents the difference between the average yield on our interest earning assets and the average cost of our interest bearing liabilities, declined from 2.64% in 2011 to 2.50% in 2012. The decline in our net interest spread reflected a larger decrease in the average yield of our interest earning assets, relative to the decrease in the average cost of our interest bearing liabilities, primarily due to the earlier adjustment of interest rates on interest earning assets compared to interest rates on interest bearing liabilities in the context of the lower interest rate environment, as well as the continuing rate-based competition in the Korean banking industry for the marketing of both loan and deposit products.

Comparison of 2011 to 2010

Interest income. Interest income increased 6.9% from ￦13,052 billion in 2010 to ￦13,956 billion in 2011, primarily as a result of a 7.8% increase in interest on loans. The average balance of our interest earning assets increased 3.1% from ￦239,273 billion in 2010 to ￦246,627 billion in 2011, principally due to the growth in our loan portfolio. The effect of this increase was enhanced by a 21 basis point increase in average yields on our interest earning assets from 5.45% in 2010 to 5.66% in 2011, which reflected an increase in the general level of interest rates in Korea in 2011.

The 7.8% increase in interest on loans from ￦11,512 billion in 2010 to ￦12,412 billion in 2011 was primarily the result of:

•

a 10.8% increase in the average volume of home equity loans from ￦26,524 billion in 2010 to ￦29,399 billion in 2011, which was enhanced by a 41 basis point increase in average yields on such loans from 4.74% in 2010 to 5.15% in 2011;

•

a 54 basis point increase in average yields on mortgage loans from 4.42% in 2010 to 4.96% in 2011, which was partially offset by a 1.2% decrease in the average volume of such loans from ￦44,322 billion in 2010 to ￦43,790 billion in 2011;

•

a 2.7% increase in the average volume of corporate loans from ￦92,018 billion in 2010 to ￦94,486 billion in 2011, which was enhanced by a 6 basis point increase in average yields on such loans from 5.37% in 2010 to 5.43% in 2011; and

•

a 35 basis point increase in average yields on other consumer loans from 7.11% in 2010 to 7.46% in 2011, which was enhanced by a 3.9% increase in the average volume of such loans from ￦28,075 billion in 2010 to ￦29,179 billion in 2011.

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

Overall, the average volume of our loans increased 3.3%, from ￦204,945 billion in 2010 to ￦211,673 billion in 2011, and the average yields on our loans increased by 24 basis points, from 5.62% in 2010 to 5.86% in 2011.

Interest on debt securities in our financial investments portfolio decreased 2.2% from ￦1,502 billion in 2010 to ￦1,469 billion in 2011 as a result of a 13 basis point decrease in average yields on such debt securities from 4.63% in 2010 to 4.50% in 2011, as the average volume of such debt securities remained relatively steady at ￦32,655 billion in 2011 compared to ￦32,449 billion in 2010. The decrease in average yields on such debt securities was primarily due to an increase in the proportion of monetary stabilization bonds in our financial investments portfolio, which typically feature relatively lower yields compared to other types of debt securities in our financial investments portfolio.

Interest expense. Interest expense decreased 0.4% from ￦6,878 billion in 2010 to ￦6,852 billion in 2011, due mainly to a 19.1% decrease in interest expense on debentures. Such decrease was substantially offset by a 5.0% increase in interest expense on deposits and a 30.4% increase in interest expense on debts. The average volume of interest bearing liabilities increased 1.6% from ￦223,504 billion in 2010 to ￦227,158 billion in 2011, principally due to an increase in the average volume of deposits. The effect of this increase was partially offset by a decrease of 6 basis points in the average cost of interest bearing liabilities from 3.08% in 2010 to 3.02% in 2011, which was driven mainly by an increase in the proportion of deposits and debts, which typically feature relatively lower interest rates compared to debentures, in our funding portfolio.

The 19.1% decrease in interest expense on debentures from ￦1,863 billion in 2010 to ￦1,508 billion in 2011 resulted primarily from a 21.5% decrease in the average volume of long-term debentures from ￦32,313 billion in 2010 to ￦25,352 billion in 2011. The effect of such decrease was partially offset by a 7 basis point increase in the average cost of long-term debentures from 5.50% in 2010 to 5.57% in 2011. The decrease in the average volume of long-term debentures mainly reflected decreased use of long-term debentures to meet our funding needs, while the increase in the average cost of such debentures was primarily attributable to the general increase in market interest rates in Korea, including for such debentures.

The 5.0% increase in interest expense on deposits from ￦4,709 billion in 2010 to ￦4,945 billion in 2011 was primarily due to:

•

a 10.7% increase in the average volume of time deposits from ￦112,621 billion in 2010 to ￦124,713 billion in 2011, which was enhanced by a 6 basis point increase in the average cost of such deposits from 3.60% in 2010 to 3.66% in 2011; and

•

a 15 basis point increase in the average cost of demand deposits from 0.43% in 2010 to 0.58% in 2011, which was enhanced by a 10.0% increase in the average volume of such deposits from ￦48,919 billion in 2010 to ￦53,824 billion in 2011.

The effect of such increases was partially offset by an 84.2% decrease in the average volume of certificates of deposit from ￦11,044 billion in 2010 to ￦1,746 billion in 2011, which was enhanced by an 11 basis point decrease in the average cost of such deposits from 4.00% in 2010 to 3.89% in 2011.

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

Overall, the average volume of our deposits increased by 4.5% from ￦172,584 billion in 2010 to ￦180,283 billion in 2011, while the average cost of our deposits remained relatively steady at 2.74% in 2011 compared to 2.73% in 2010.

Net interest margin. Our overall net interest margin increased from 2.58% in 2010 to 2.88% in 2011, as a 15.1% increase in our net interest income from ￦6,174 billion in 2010 to ￦7,104 billion in 2011 outpaced a 3.1% increase in the average volume of our interest earning assets from ￦239,273 billion in 2010 to ￦246,627 billion in 2011. The growth in average interest earning assets outpaced a 1.6% increase in average interest bearing liabilities from ￦223,504 billion in 2010 to ￦227,158 billion in 2011, while the increase in interest income more than offset the increase in interest expense, resulting in an increase in net interest income. The magnitude of this increase was enhanced by an increase in our net interest spread, which represents the difference between the average yield on our interest earning assets and the average cost of our interest bearing liabilities, from 2.37% in 2010 to 2.64% in 2011. The increase in our net interest spread reflected an increase in the average yield of our interest earning assets, which reflected an increase in the general level of interest rates in Korea in 2011, coupled with a decrease in the average cost of our interest bearing liabilities from 2010 to 2011, which was driven mainly by an increase in the proportion of deposits and debts, which typically feature relatively lower interest rates compared to debentures, in our funding portfolio.

Provision for Credit Losses

Provision for credit losses includes provision for loan losses, provision for unused loan commitments, provision for acceptances and guarantees, provision for financial guarantee contracts and provision for other financial assets, in each case net of reversal of provisions. For a discussion of our loan loss provisioning policy, see “Item 4.B. Business Overview—Assets and Liabilities—Loan Portfolio—Provisioning Policy.”

In accordance with the guidelines of the Financial Supervisory Service, if our provision for loan losses is deemed insufficient for regulatory purposes, we compensate for the difference by recording a regulatory reserve for credit losses, which is segregated within retained earnings. See “Item 4.B. Business Overview—Assets and Liabilities—Loan Portfolio—Regulatory Reserve for Credit Losses” and Note 26 of the notes to our consolidated financial statements included elsewhere in this annual report.

Comparison of 2012 to 2011

Our provision for credit losses increased 6.3% from ￦1,513 billion in 2011 to ￦1,608 billion in 2012, primarily due to an increase in provision for loan losses in respect of our retail loans in light of higher delinquencies in our retail loan portfolio, reflecting adverse economic conditions in Korea.

Our loan write-offs, net of recoveries, increased 3.4% from ￦1,691 billion in 2011 to ￦1,748 billion in 2012, primarily due to an increase in write-offs of unsecured loans made to retail borrowers.

Our reversal of provision for acceptances and guarantees and unused loan commitments decreased from reversal of provision of ￦130 billion in 2011 to a reversal of provision of ￦91 billion in 2012, due primarily to a decrease in reversal of provision for refund guarantees issued on behalf of shipbuilding companies.

Comparison of 2011 to 2010

Our provision for credit losses decreased 47.3% from ￦2,871 billion in 2010 to ￦1,513 billion in 2011, primarily due to a decrease in provision for loan losses in respect of our corporate loans. Such decrease resulted mainly from an improvement in the overall asset quality of our corporate loans.

Our loan write-offs, net of recoveries, decreased 4.3% from ￦1,767 billion in 2010 to ￦1,691 billion in 2011, primarily due to a decrease in write-offs of loans to corporate borrowers.

Our provision for acceptances and guarantees and unused loan commitments changed from a provision of ￦318 billion in 2010 to a reversal of provision of ￦130 billion in 2011, due primarily to reversal of provision for refund guarantees issued on behalf of shipbuilding companies.

Allowances for Loan Losses

Under IFRS, we establish allowances for loan losses with respect to loans to absorb such losses. We assess individually significant loans on a case-by-case basis and other loans on a collective basis. In addition, if we determine that no objective evidence of impairment exists for a loan, we include such loan in a group of loans with similar credit risk characteristics and assess them collectively for impairment regardless of whether such loan is significant. For further information on allowances for loan losses, see “—Critical Accounting Policies—Impairment of Loans and Allowances for Loan Losses” and “Item 4.B. Business Overview—Assets and Liabilities—Loan Portfolio—Allocation and Analysis of Allowances for Loan Losses under IFRS.”

Corporate Loans. The following table shows, for the periods indicated, certain information regarding our impaired corporate loans:

	As of December 31,
	2010	2011	2012
Impaired corporate loans as a percentage of total corporate loans	3.0%	2.3%	2.3%
Allowances for loan losses for corporate loans as a percentage of total corporate loans	3.2	2.5	2.2
Allowances for loan losses for corporate loans as a percentage of impaired corporate loans	106.8	107.3	98.1
Net charge-offs of corporate loans as a percentage of total corporate loans	1.6	1.3	1.0

During 2012, impaired corporate loans as a percentage of total corporate loans remained relatively constant. Allowances for loan losses for corporate loans, as a percentage of total corporate loans and as a percentage of impaired corporate loans, respectively, decreased during 2012 primarily as a result of a decrease in our allowances for loan losses for such loans, which mainly reflected an increase in the relative proportion of such loan amounts that are secured by collateral.

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

Retail Loans. The following table shows, for the periods indicated, certain information regarding our impaired retail loans:

	As of December 31,
	2010	2011	2012
Impaired retail loans as a percentage of total retail loans	1.0%	1.0%	1.1%
Allowances for loan losses for retail loans as a percentage of total retail loans	0.5	0.6	0.7
Allowances for loan losses for retail loans as a percentage of impaired retail loans	51.4	59.9	58.1
Net charge-offs of retail loans as a percentage of total retail loans	0.1	0.2	0.3

During 2012, impaired retail loans as a percentage of total retail loans increased as the effect of an increase in our impaired retail loans, which reflected a deterioration in the asset quality of our retail loan portfolio due to adverse economic conditions in Korea in 2012, was enhanced by a slight decrease in the amount of our total retail loans. Allowances for loan losses for retail loans as a percentage of total retail loans similarly increased during 2012 as the effect of an increase in allowances for retail loans, reflecting the deterioration in the asset quality of our retail loan portfolio, was enhanced by the decrease in the amount of our total retail loans. However, an improvement in the asset quality of our existing impaired retail loans reflecting our increased charge-offs of such loans in 2012 led to a better overall mix of impaired retail loans, which caused the level of allowances for loan losses for retail loans as a percentage of impaired retail loans to decrease.

During 2011, impaired retail loans as a percentage of total retail loans remained relatively constant. However, a deterioration in the asset quality of our existing impaired retail loans led to a worse overall mix of impaired retail loans, which caused the level of allowances for loan losses as a percentage of both total retail loans and impaired retail loans to increase.

Credit Card Balances. The following table shows, for the periods indicated, certain information regarding our impaired credit card balances:

	As of December 31,
	2010	2011	2012
Impaired credit card balances as a percentage of total credit card balances	0.6%	0.9%	1.0%
Allowances for loan losses for credit card balances as a percentage of total credit card balances	2.6	2.8	2.8
Allowances for loan losses for credit card balances as a percentage of impaired credit card balances	418.3	327.9	272.9
Net charge-offs as a percentage of total credit card balances	1.1	1.7	3.0

During 2012, impaired credit card balances as a percentage of total credit card balances increased slightly primarily due to the effect of a decrease in our total credit card balances while the amount of our impaired credit card balances remained relatively steady. Allowances for loan losses for credit card balances, which decreased during 2012 mainly as a result of a decrease in our total credit card balances as well as increased charge-offs (which, in turn, principally reflected increased delinquencies in our credit card portfolio from the second half of 2011 becoming subject to charge off in 2012), remained relatively constant as a percentage of total credit card balances and decreased as a percentage of impaired credit card balances.

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

Net Fee and Commission Income

The following table shows, for the periods indicated, the components of our net fee and commission income:

	Year Ended December 31,						Percentage Change
	2010		2011		2012		2011/2010	2012/2011
	(in billions of Won)						(%)
Fee and commission income	￦	2,482	￦	2,830	￦	2,779	14.0%	(1.8)%
Fee and commission expense		(777)		(1,035)		(1,186)	33.2	14.6

Net fee and commission income	￦	1,705	￦	1,795	￦	1,593	5.3	(11.3)

Comparison of 2012 to 2011

Our net fee and commission income decreased 11.3% from ￦1,795 billion in 2011 to ￦1,593 billion in 2012, as a 1.8% decrease in fee and commission income from ￦2,830 billion in 2011 to ￦2,779 billion in 2012 was enhanced by a 14.6% increase in fee and commission expense from ￦1,035 billion in 2011 to ￦1,186 billion in 2012. The 1.8% decrease in fee and commission income was mainly the result of a decrease in other business account commission on consignment from ￦174 billion in 2011 to ￦30 billion in 2012, which principally reflected our receipt in 2011 of ￦137 billion in accrued but unpaid fees from the Ministry of Land, Infrastructure and Transport (relating to our management of the National Housing Fund from January 2007 to June 2010) which was not repeated in 2012.

The 14.6% increase in fee and commission expense was primarily due to an increase in credit card related fees and commissions paid from ￦842 billion in 2011 to ￦997 billion in 2012, which was partially offset by a 3.2% increase in credit card related fees and commissions received from ￦1,142 billion in 2011 to ￦1,180 billion in 2012, which is recorded as part of fee and commission income. The 18.4% increase in credit card related fees and commissions paid resulted mainly from increases in benefits and rewards provided to our credit card users and marketing expenses.

Comparison of 2011 to 2010

Our net fee and commission income increased 5.3% from ￦1,705 billion in 2010 to ￦1,795 billion in 2011, as a 14.0% increase in fee and commission income from ￦2,482 billion in 2010 to ￦2,830 billion in 2011 outpaced a 33.2% increase in fee and commission expense from ￦777 billion in 2010 to ￦1,035 billion in 2011. The 14.0% increase in fee and commission income was mainly the result of an increase in other business account commission on consignment from ￦44 billion in 2010 to ￦174 billion in 2011 and an increase in agent activity fees from ￦136 billion in 2010 to ￦238 billion in 2011. The almost three-fold increase in other business account commission on consignment mainly resulted from our receipt of ￦137 billion in accrued but unpaid fees from the Ministry of Land, Infrastructure and Transport relating to our management of the National Housing Fund from January 2007 to June 2010. The 75.0% increase in agent activity fees was principally due to an increase in our commission income from our bancassurance business.

The 33.2% increase in fee and commission expense was primarily due to an increase in credit card related fees and commissions paid from ￦541 billion in 2010 to ￦842 billion in 2011, which was partially offset by a 9.4% increase in credit card related fees and commissions received from ￦1,044 billion in 2010 to ￦1,142 billion in 2011, which is recorded as part of fee and commission income. The 55.7% increase in credit card related fees and commissions paid resulted mainly from increases in benefits and rewards provided to our credit card users and marketing expenses.

For further information regarding our net fee and commission income, see Note 28 of the notes to our consolidated financial statements included elsewhere in this annual report.

Net Gain on Financial Assets and Liabilities at Fair Value through Profit or Loss

The following table shows, for the periods indicated, the components of our net gain on financial assets and liabilities at fair value through profit or loss:

	Year Ended December 31,						Percentage Change
	2010		2011		2012		2011/2010	2012/2011
	(in billions of Won)						(%)
Net gain on financial assets held-for-trading	￦	361	￦	181	￦	276	(49.9)%	52.5%
Net gain on derivatives held-for-trading		570		907		456	59.1	(49.7)
Net loss on financial liabilities held-for-trading		(117)		(59)		(44)	(49.6)	(25.4)
Net gain on financial instruments designated at fair value through profit or loss		1		7		(37)	600.0	N/M (1)

Net gain on financial assets and liabilities at fair value through profit or loss	￦	815	￦	1,036	￦	651	27.1	(37.2)

(1)	“N/M” means not meaningful.

Comparison of 2012 to 2011

Our net gain on financial assets and liabilities at fair value through profit or loss decreased 37.2% from ￦1,036 billion in 2011 to ￦651 billion in 2012, primarily as a result of a 49.7% decrease in net gain on derivatives held-for-trading from ￦907 billion in 2011 to ￦456 billion in 2012, which was offset in part by a 52.5% increase in net gain on financial assets held-for-trading from ￦181 billion in 2011 to ￦276 billion in

2012. The decrease in net gain on derivatives held-for-trading was principally due to a 49.1% decrease in net gain on currency derivatives held-for-trading from ￦886 billion in 2011 to ￦451 billion in 2012. The increase in net gain on financial assets held-for-trading mainly reflected a 14.4% increase in net gain on debt securities held-for-trading from ￦208 billion in 2011 to ￦238 billion in 2012.

Comparison of 2011 to 2010

Our net gain on financial assets and liabilities at fair value through profit or loss increased 27.1% from ￦815 billion in 2010 to ￦1,036 billion in 2011, primarily as a result of a 59.1% increase in net gain on derivatives held-for-trading from ￦570 billion in 2010 to ￦907 billion in 2011, which was offset in part by a 49.9% decrease in net gain on financial assets held-for-trading from ￦361 billion in 2010 to ￦181 billion in 2011. The increase in net gain on derivatives held-for-trading was principally due to a 25.1% increase in net gain on currency derivatives held-for-trading from ￦708 billion in 2010 to ￦886 billion in 2011. The decrease in net gain on financial assets held-for-trading mainly reflected a 35.0% decrease in net gain on debt securities held-for-trading from ￦320 billion in 2010 to ￦208 billion in 2011.

For further information regarding our net gain on financial assets and liabilities at fair value through profit or loss, see Note 29 of the notes to our consolidated financial statements included elsewhere in this annual report.

General and Administrative Expenses

The following table shows, for the periods indicated, the components of our general and administrative expenses:

	Year Ended December 31,						Percentage Change
	2010		2011		2012		2011/2010	2012/2011
	(in billions of Won)						(%)
Employee compensation and benefits (1)	￦	2,979	￦	2,393	￦	2,474	(19.7)%	3.4%
Depreciation and amortization		348		342		328	(1.7)	(4.1)
Other general and administrative expenses (1)		1,040		1,197		1,083	15.1	(9.5)

General and administrative expenses	￦	4,367	￦	3,932	￦	3,885	(10.0)	(1.2)

(1)

In 2012, in line with other major financial institutions in Korea, we reclassified as employee benefits expenses certain employee-related expenses that had previously been classified as other general and administrative expenses. Corresponding amounts for the years ended December 31, 2010 and 2011 have been restated accordingly. For details regarding such reclassification, see Notes 3.20.5 and 31 of the notes to our consolidated financial statements included elsewhere in this annual report.

Comparison of 2012 to 2011

Our general and administrative expenses decreased 1.2% from ￦3,932 billion in 2011 to ￦3,885 billion in 2012, primarily as a result of a 9.5% decrease in other general and administrative expenses from ￦1,197 billion in 2011 to ￦1,083 billion in 2012, which was partially offset by a 3.4% increase in employee compensation and benefits from ￦2,393 billion in 2011 to ￦2,474 billion in 2012. The decrease in other general and administrative expenses was principally the result of a 50.3% decrease in tax and dues from ￦145 billion in 2011 to ￦72 billion in 2012, which reflected refunds of previously levied education taxes as a result of claims filed by Kookmin Bank. The increase in employee compensation and benefits was principally due to a 25.9% increase in other salaries and short-term employee benefits from ￦522 billion in 2011 to ￦657 billion in 2012, which mainly reflected an increase in contributions to internal funds for employee welfare.

Comparison of 2011 to 2010

Our general and administrative expenses decreased 10.0% from ￦4,367 billion in 2010 to ￦3,932 billion in 2011, primarily as a result of a 19.7% decrease in employee compensation and benefits from ￦2,979 billion in

2010 to ￦2,393 billion in 2011. Such decrease in employee compensation and benefits was principally due to a 98.2% decrease in termination benefits from ￦654 billion in 2010 to ￦12 billion in 2011, which mainly reflected special termination benefits paid in the fourth quarter of 2010 in connection with our voluntary early retirement program, which was not repeated in 2011.

Net Other Operating Expenses

The following table shows, for the periods indicated, the components of our net other operating expenses:

	Year Ended December 31,						Percentage Change
	2010		2011		2012		2011/2010	2012/2011
	(in billions of Won)						(%)
Other operating income	￦	3,773	￦	3,684	￦	3,390	(2.4)%	(8.0)%
Other operating expenses		(4,841)		(4,776)		(4,845)	(1.3)	1.4

Net other operating expenses	￦	(1,068)	￦	(1,092)	￦	(1,455)	2.2	33.2

Comparison of 2012 to 2011

Our net other operating expenses increased 33.2% from ￦1,092 billion in 2011 to ￦1,455 billion in 2012, as an 8.0% decrease in other operating income from ￦3,684 billion in 2011 to ￦3,390 billion in 2012 was enhanced by a 1.4% increase in other operating expenses from ￦4,776 billion in 2011 to ￦4,845 billion in 2012.

Other operating income includes principally gain on foreign exchange transactions, income related to insurance, gain on sale of available-for-sale financial assets and other income. The 8.0% decrease in other operating income was attributable mainly to a 29.9% decrease in gain on foreign exchange transactions from ￦1,563 billion in 2011 to ￦1,096 billion in 2012 and a 72.8% decrease in gain on sale of available-for-sale financial assets from ￦552 billion in 2011 to ￦150 billion in 2012, the effect of which was partially offset by a 71.1% increase in income related to insurance from ￦1,011 billion in 2011 to ￦1,730 billion in 2012. The decrease in gain on foreign exchange transactions, which was mainly the result of reduced exchange rate volatility and a decrease in the relative proportion of foreign currency-denominated assets and liabilities on our balance sheet, was more than offset by a corresponding decrease in loss on foreign exchange transactions, which is recorded as part of other operating expenses. On a net basis, our net loss on foreign exchange transactions decreased 50.9% from ￦645 billion in 2011 to ￦317 billion in 2012. The decrease in gain on sale of available-for-sale financial assets primarily reflected gains from the disposal of our shares of Hyundai Engineering and Construction Co., Ltd. in 2011 not being repeated in 2012. The increase in income related to insurance, which was principally due to premiums and reinsurance income generated in 2012, was more than offset by a corresponding increase in expense related to insurance, which is recorded as part of other operating expenses.

Other operating expenses include principally loss on foreign exchange transactions, expenses related to insurance, loss on sale of available-for-sale financial assets and other expenses. The 1.4% increase in other operating expenses was primarily the result of a 67.5% increase in expense related to insurance from ￦1,088 billion in 2011 to ￦1,822 billion in 2012, and was partially offset by a 36.0% decrease in loss on foreign exchange transactions from ￦2,208 billion in 2011 to ￦1,413 billion in 2012. The increase in expense related to insurance reflected an increase in policy reserves during 2012. The decrease in loss on foreign exchange transactions, which was principally due to reduced exchange rate volatility and a decrease in the relative proportion of foreign currency-denominated assets and liabilities on our balance sheet, was partially offset by a corresponding decrease in gain on foreign exchange transactions, which is recorded as part of other operating income as discussed above.

Comparison of 2011 to 2010

Our net other operating expenses increased 2.2% from ￦1,068 billion in 2010 to ￦1,092 billion in 2011, as a 2.4% decrease in other operating income from ￦3,773 billion in 2010 to ￦3,684 billion in 2011 outpaced a 1.3% decrease in other operating expenses from ￦4,841 billion in 2010 to ￦4,776 billion in 2011.

The 2.4% decrease in other operating income was attributable mainly to a 21.1% decrease in gain on foreign exchange transactions from ￦1,981 billion in 2010 to ￦1,563 billion in 2011, the effect of which was partially offset by a 206.7% increase in gain on sale of available-for-sale financial assets from ￦180 billion in 2010 to ￦552 billion in 2011. The decrease in gain on foreign exchange transactions, which was principally due to reduced exchange rate volatility, was partially offset by a corresponding decrease in loss on foreign exchange transactions, which is recorded as part of other operating expenses. On a net basis, our net loss on foreign exchange transactions increased 61.3% from ￦400 billion in 2010 to ￦645 billion in 2011. The increase in gain on sale of available-for-sale financial assets was principally due to gains from disposal of our shares of Hyundai Engineering and Construction Co., Ltd. in 2011.

The 1.3% decrease in other operating expenses was primarily the result of a 7.3% decrease in loss on foreign exchange transactions from ￦2,381 billion in 2010 to ￦2,208 billion in 2011, the effect of which was partially offset by an 8.4% increase in other expenses from ￦1,300 billion in 2010 to ￦1,409 billion in 2011. The decrease in loss on foreign exchange transactions, which reflected reduced exchange rate volatility, was more than offset by a corresponding decrease in gain on foreign exchange transactions, which is recorded as part of other operating income as discussed above. The increase in other expenses was principally due to an increase in provision for derivatives.

Expenses related to available-for-sale financial assets include impairment loss on such assets, which increased 6.0% from ￦48 billion in 2010 to ￦51 billion in 2011. Unrealized gains and losses (other than impairment losses) on available-for-sale and held-to-maturity financial assets are recorded in our consolidated statements of financial position as part of accumulated other comprehensive income, under total equity. In 2011, we recorded a net decrease in the value of such financial investments of ￦243 billion as part of other accumulated other comprehensive income (loss), principally as a result of a decrease in unrealized gain on our shares of Hyundai Engineering and Construction following our disposal of such shares in 2011 and realization of a gain, which was recorded as part of other operating income as discussed above.

For further information regarding our net other operating expenses, see Note 30 of the notes to our consolidated financial statements included elsewhere in this annual report.

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

Comparison of 2012 to 2011

Income tax expense decreased by 34.0% from ￦832 billion in 2011 to ￦549 billion in 2012, primarily due to a decrease in our profit before income tax. The statutory tax rate was 24.2% in 2011 and 2012. Our effective tax rate was 24.3% in 2012 compared to 25.5% in 2011.

Comparison of 2011 to 2010

Income tax expense changed from an income tax benefit of ￦71 billion in 2010 to an income tax expense of ￦832 billion in 2011, mainly as a result of an increase in our profit before income tax, as well as adjustments recognized in 2010 for current tax of prior years, which reduced our tax payable by ￦172 billion in 2010. The statutory tax rate was 24.2% in 2010 and 2011. Our effective tax rate was 25.5% in 2011 compared to an effective tax benefit rate of 47.2% in 2010.

See Note 33 of the notes to our consolidated financial statements included elsewhere in this annual report.

Profit for the Year

As a result of the above, our profit for the year was ￦1,712 billion in 2012, compared to ￦2,429 billion in 2011 and ￦220 billion in 2010.

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

The following table shows, for the periods indicated, our results of operations by segment:

	Profit (Loss) (1) for the Year Ended December 31,						Total Operating Revenue (2) for the Year Ended December 31,
	2010		2011		2012		2010		2011		2012
	(in billions of Won)
Retail banking operations	￦	422	￦	909	￦	686	￦	2,994	￦	3,267	￦	3,041
Corporate banking operations		(675)		465		238		2,363		2,287		1,953
Other banking operations		(360)		553		492		637		1,634		1,315
Credit card operations		764		441		292		1,361		1,402		1,287
Investment and securities operations		40		26		18		138		163		152
Life insurance operations		18		19		17		116		115		131
Other		80		(45)		(16)		17		(25)		25

Total (3)	￦	289	￦	2,368	￦	1,727	￦	7,626	￦	8,843	￦	7,904

(1)	After deduction of income tax allocated to each segment.
(2)	Represents operating revenue from external customers. See Note 5 of the notes to our consolidated financial statements.
(3)	Prior to adjustments for consolidation, inter-segment transactions and certain differences in classification under our management reporting system.

Retail Banking Operations

This segment consists of retail banking services provided by Kookmin Bank. The following table shows, for the periods indicated, our income statement data for this segment:

	Year Ended December 31,						Percentage Change
	2010		2011		2012		2011/2010	2012/2011
	(in billions of Won)						(%)
Income statement data
Interest income	￦	5,050	￦	5,723	￦	5,682	13.3%	(0.7)%
Interest expense		(2,696)		(2,944)		(3,158)	9.2	7.3
Net fee and commission income		647		635		696	(1.9)	9.6
Net gain (loss) from financial assets and liabilities at fair value through profit or loss		(104)		(2)		(15)	(98.1)	650.0
Net other operating income (expense)		98		(200)		(235)	N/M (1)	17.5
General and administrative expenses		(2,147)		(1,758)		(1,673)	(18.1)	(4.8)
Provision for credit losses		(264)		(302)		(392)	14.4	29.8
Net other non-operating revenue (expense)		(2)		33		—	N/M (1)	N/M (1)

Profit (loss) before income tax		582		1,185		905	103.6	(23.6)
Tax income (expense) (2)		(160)		(276)		(219)	72.5	(20.7)

Profit for the year	￦	422	￦	909	￦	686	115.4%	(24.5)%

(1)	“N/M” means not meaningful.
(2)

Beginning in 2012, segment tax income (expense) is calculated to represent the portion of Kookmin Bank’s income tax allocated to this segment based on Kookmin Bank’s management accounts. Corresponding amounts for prior periods, including profit for the year attributable to this segment, have been restated accordingly.

Comparison of 2012 to 2011

Our profit before income tax for this segment decreased 23.6% from ￦1,185 billion in 2011 to ￦905 billion in 2012.

Interest income from our retail banking operations decreased 0.7% from ￦5,723 billion in 2011 to ￦5,682 billion in 2012. This decrease was principally due to a decrease in the average yields on mortgage, home equity and other consumer loans, mainly reflecting a decrease in the general level of interest rates in Korea in 2012.

Our largest and most important funding source is deposits from retail customers, which represent more than half of our total deposits. Interest expense for this segment increased 7.3% from ￦2,944 billion in 2011 to ￦3,158 billion in 2012. This increase was primarily due to an increase in the average volume of time deposits held by retail customers, which mainly reflected continuing demand in Korea for lower-risk financial products.

Net fee and commission income attributable to this segment increased 9.6% from ￦635 billion in 2011 to ￦696 billion in 2012, mainly due to an increase in fee and commission income from bancassurance operations.

Net loss from financial assets and liabilities at fair value through profit or loss attributable to this segment increased more than six-fold from ￦2 billion in 2011 to ￦15 billion in 2012, principally as a result of an increase in valuation loss on derivatives.

Net other operating expense attributable to this segment increased 17.5% from ￦200 billion in 2011 to ￦235 billion in 2012, mainly as a result of an increase in expenses related to inter-segment borrowings.

General and administrative expenses attributable to this segment decreased 4.8% from ￦1,758 billion in 2011 to ￦1,673 billion in 2012, principally due to a decrease in employee benefit expenses, which reflected lower performance-based payments.

Provision for credit losses increased 29.8% from ￦302 billion in 2011 to ￦392 billion in 2012, mainly reflecting a deterioration in the asset quality of retail loans in 2012 due to adverse economic conditions in Korea.

Net other non-operating revenue attributable to this segment changed from revenue of ￦33 billion in 2011 to none in 2012, as the recognition of other non-operating revenue in 2011 from the liquidation of certain retail loan-related special purpose vehicles was not repeated in 2012.

Comparison of 2011 to 2010

Our profit before income tax for this segment increased 103.6% from ￦582 billion in 2010 to ￦1,185 billion in 2011.

Interest income from our retail banking operations increased 13.3% from ￦5,050 billion in 2010 to ￦5,723 billion in 2011. This increase was principally due to an increase in the average yields on mortgage, home equity and other consumer loans, mainly reflecting the increase in the general level of interest rates in Korea applicable to such loans from 2010 to 2011, and an increase in the average volume of home equity and other consumer loans primarily due to an increase in demand for such loans.

Interest expense for this segment increased 9.2% from ￦2,696 billion in 2010 to ￦2,944 billion in 2011. This increase was principally due to an increase in the average volume of time deposits held by retail customers, mainly reflecting higher demand in Korea for lower-risk financial products as well as deposit products from larger commercial banks as opposed to smaller and higher-risk savings banks, in light of continued financial market volatility in 2011. Such increase was enhanced by an increase in the average cost of time deposits and demand deposits held by retail customers, which was principally due to the increase in the general level of interest rates in Korea in 2011.

Net fee and commission income attributable to this segment remained relatively constant at ￦635 billion in 2011 compared to ￦647 billion in 2010.

Net loss from financial assets and liabilities at fair value through profit or loss attributable to this segment decreased 98.1% from ￦104 billion in 2010 to ￦2 billion in 2011, principally as a result of a decrease in valuation loss on derivatives.

Net other operating income attributable to this segment changed from an income of ￦98 billion in 2010 to an expense of ￦200 billion in 2011, mainly as a result of an increase in expenses related to inter-segment borrowings.

General and administrative expenses attributable to this segment decreased 18.1% from ￦2,147 billion in 2010 to ￦1,758 billion in 2011, principally due to special termination benefits paid in the fourth quarter of 2010 in connection with Kookmin Bank’s voluntary early retirement program, which was not repeated in 2011.

Provision for credit losses increased 14.4% from ￦264 billion in 2010 to ￦302 billion in 2011, mainly reflecting a deterioration in the asset quality of retail loans and an increase in charge-offs of such loans.

Net other non-operating revenue (expense) attributable to this segment changed from net other non-operating expenses of ￦2 billion in 2010 to net other non-operating revenue of ￦33 billion in 2011, principally due to other non-operating revenue recognized from the liquidation of certain retail loan-related special purpose vehicles in 2011.

Corporate Banking Operations

This segment consists of corporate banking services provided by Kookmin Bank. The following table shows, for the periods indicated, our income statement data for this segment:

	Year Ended December 31,						Percentage Change
	2010		2011		2012		2011/2010	2012/2011
	(in billions of Won)						(%)
Income statement data
Interest income	￦	4,906	￦	5,107	￦	5,190	4.1%	1.6%
Interest expense		(2,354)		(2,548)		(2,597)	8.2	1.9
Net fee and commission income		280		243		233	(13.2)	(4.1)
Net gain (loss) from financial assets and liabilities at fair value through profit or loss		(4)		(2)		(1)	(50.0)	(50.0)
Net other operating income (expense)		(473)		(555)		(871)	17.3	56.9
General and administrative expenses		(846)		(729)		(792)	(13.8)	8.6
Provision for credit losses		(2,393)		(1,007)		(853)	(57.9)	(15.3)
Net other non-operating revenue (expense)		(4)		114		6	N/M (1)	(94.7)

Profit (loss) before income tax		(888)		623		315	N/M (1)	(49.4)
Tax income (expense) (2)		213		(158)		(77)	N/M (1)	(51.3)

Profit (loss) for the year	￦	(675)	￦	465	￦	238	N/M (1)	(48.8)%

(1)	“N/M” means not meaningful.
(2)

Beginning in 2012, segment tax income (expense) is calculated to represent the portion of Kookmin Bank’s income tax allocated to this segment based on Kookmin Bank’s management accounts. Corresponding amounts for prior periods, including profit for the year attributable to this segment, have been restated accordingly.

Comparison of 2012 to 2011

Our profit before income tax for this segment decreased 49.4% from ￦623 billion in 2011 to ￦315 billion in 2012.

Interest income from our corporate banking operations increased 1.6% from ￦5,107 billion in 2011 to ￦5,190 billion in 2012. This increase was principally due to an increase in the average volume of corporate loans, mainly reflecting our increased marketing efforts to SOHO customers. The effect of such increase was offset in part by a decrease in the average yield on corporate loans, mainly reflecting the lower interest rate environment in Korea in 2012.

Interest expense for this segment increased 1.9% from ￦2,548 billion in 2011 to ￦2,597 billion in 2012. This increase was principally due to an increase in the average volume of time deposits held by corporate customers, mainly reflecting continuing demand for such deposits in Korea.

Net fee and commission income attributable to this segment decreased 4.1% from ￦243 billion in 2011 to ￦233 billion in 2012, due primarily to a decrease in miscellaneous corporate banking fee income.

Net loss from financial assets and liabilities at fair value through profit or loss attributable to this segment decreased from ￦2 billion in 2011 to ￦1 billion in 2012.

Net other operating expense attributable to this segment increased 56.9% from ￦555 billion in 2011 to ￦871 billion in 2012, mainly as a result of an increase in expenses related to inter-segment borrowings.

General and administrative expenses attributable to this segment increased 8.6% from ￦729 billion in 2011 to ￦792 billion in 2012, principally due to increases in rental expenses and service fees.

Provision for credit losses decreased 15.3% from ￦1,007 billion in 2011 to ￦853 billion in 2012, mainly reflecting an increase in the relative proportion of corporate loan amounts that are secured by collateral.

Net other non-operating revenue attributable to this segment decreased 94.7% from ￦114 billion in 2011 to ￦6 billion in 2012, as the recognition of other non-operating revenue in 2011 from the liquidation of corporate loan-related special purpose vehicles was not repeated in 2012.

Comparison of 2011 to 2010

Our profit before income tax for this segment changed from a loss of ￦888 billion in 2010 to a profit of ￦623 billion in 2011.

Interest income from our corporate banking operations increased 4.1% from ￦4,906 billion in 2010 to ￦5,107 billion in 2011. This increase was principally due to an increase in the average volume of corporate loans, mainly reflecting our increased marketing efforts as well as increased demand for such loans in anticipation of higher funding costs due to growing adverse conditions in the global financial markets beginning in the second half of 2011. Such increase was enhanced by an increase in the average yield on corporate loans, mainly reflecting the increase in the general level of interest rates in Korea applicable to such loans from 2010 to 2011.

Interest expense for this segment increased 8.2% from ￦2,354 billion in 2010 to ￦2,548 billion in 2011. This increase was principally due to an increase in the average volume of time deposits held by corporate customers, mainly reflecting higher demand in Korea for such deposits. Such increase was enhanced by an increase in the average cost of time deposits held by corporate customers, which was principally due to the increase in the general level of interest rates in Korea in 2011.

Net fee and commission income attributable to this segment decreased 13.2% from ￦280 billion in 2010 to ￦243 billion in 2011, due primarily to a decrease in fee and commission income from project financing operations.

Net gain from financial assets and liabilities at fair value through profit or loss attributable to this segment decreased by ￦2 billion from ￦4 billion in 2010 to ￦2 billion in 2011.

Net other operating expense attributable to this segment increased 17.3% from ￦473 billion in 2010 to ￦555 billion in 2011, mainly as a result of an increase in expenses related to inter-segment borrowings.

General and administrative expenses attributable to this segment decreased 13.8% from ￦846 billion in 2010 to ￦729 billion in 2011, principally due to special termination benefits paid in the fourth quarter of 2010 in connection with Kookmin Bank’s voluntary early retirement program, which was not repeated in 2011.

Provision for credit losses decreased 57.9% from ￦2,393 billion in 2010 to ￦1,007 billion in 2011, mainly reflecting an overall improvement in the asset quality of corporate loans.

Net other non-operating revenue (expense) attributable to this segment changed from net other non-operating expenses of ￦4 billion in 2010 to net other non-operating revenue of ￦114 billion in 2011, mainly reflecting other non-operating revenue recognized from the liquidation of corporate loan-related special purpose vehicles in 2011.

Other Banking Operations

This segment primarily consists of Kookmin Bank’s banking operations other than retail and corporate banking operations, including treasury activities and Kookmin Bank’s “back office” administrative operations. The following table shows, for the periods indicated, our income statement data for this segment:

	Year Ended December 31,						Percentage Change
	2010		2011		2012		2011/2010		2012/2011
	(in billions of Won)						(%)
Income statement data
Interest income	￦	1,582	￦	1,529	￦	1,606	(3.4)%		5.0%
Interest expense		(1,305)		(854)		(828)	(34.6)		(3.0)
Net fee and commission income		73		503		345	589.0		(31.4)
Net gain (loss) from financial assets and liabilities at fair value through profit or loss		846		994		612	17.5		(38.4)
Net other operating income (expense)		(597)		(318)		(139)	(46.7)		(56.3)
General and administrative expenses		(963)		(886)		(840)	(8.0)		(5.2)
Provision (reversal of provision) for credit losses		(66)		17		(49)	N/M	(1)	N/M (1)
Share of profit (loss) of associates and joint ventures		(209)		1		(6)	N/M	(1)	N/M (1)
Net other non-operating revenue (expense)		(16)		(193)		(70)	1,106.3		(63.7)

Profit (loss) before income tax		(655)		793		631	N/M	(1)	(20.4)
Tax income (expense) (2)		295		(240)		(139)	N/M	(1)	(42.1)

Profit (loss) for the year	￦	(360)	￦	553	￦	492	N/M	(1)	(11.0)%

(1)	“N/M” means not meaningful.
(2)

Beginning in 2012, segment tax income (expense) is calculated to represent the portion of Kookmin Bank’s income tax allocated to this segment based on Kookmin Bank’s management accounts. Corresponding amounts for prior periods, including profit for the year attributable to this segment, have been restated accordingly.

Comparison of 2012 to 2011

Our profit before income tax for this segment decreased 20.4% from ￦793 billion in 2011 to ￦631 billion in 2012.

Interest income from our other banking operations increased 5.0% from ￦1,529 billion in 2011 to ￦1,606 billion in 2012. This increase was attributable primarily to an increase in the average volume of debt securities in Kookmin Bank’s financial investments portfolio, which mainly reflected increased purchases of low-risk debt securities such as Korean treasury securities and debt securities issued by government agencies and financial institutions.

Interest expense for this segment decreased 3.0% from ￦854 billion in 2011 to ￦828 billion in 2012. This decrease was principally due to a decrease in the average volume of long-term debentures, which mainly reflected decreased use of long-term debentures to meet Kookmin Bank’s funding needs.

Net fee and commission income attributable to this segment decreased 31.4% from ￦503 billion in 2011 to ￦345 billion in 2012, mainly because a one-time increase in management fees received from the National Housing Fund in 2011, which was due to the payment of unpaid management fees from prior years claimed by Kookmin Bank, was not repeated in 2012.

Net gain from financial assets and liabilities at fair value through profit or loss attributable to this segment decreased 38.4% from ￦994 billion in 2011 to ￦612 billion in 2012, principally as a result of a decrease in net gain on derivatives held-for-trading.

Net other operating expense attributable to this segment decreased 56.3% from ￦318 billion in 2011 to ￦139 billion in 2012, mainly as a result of an increase in income from inter-segment lending.

General and administrative expenses attributable to this segment decreased 5.2% from ￦886 billion in 2011 to ￦840 billion in 2012, principally due to a decrease in employee benefit expenses, which reflected lower performance-based payments.

Provision for credit losses changed from a reversal of provision of ￦17 billion in 2011 to a provision of ￦49 billion in 2012, mainly reflecting an increase in provisions for receivables from derivatives transactions.

Share of profit of associates and joint ventures changed from a profit of ￦1 billion in 2011 to a loss of ￦6 billion in 2012, principally as a result of recognition of additional impairment losses on Kookmin Bank’s investment in JSC Bank CenterCredit in 2012.

Net other non-operating expense attributable to this segment decreased 63.7% from ￦193 billion in 2011 to ￦70 billion in 2012, primarily due to an increase in gains on sales of tangible assets.

Comparison of 2011 to 2010

Our profit before income tax for this segment changed from a loss of ￦655 billion in 2010 to a profit of ￦793 billion in 2011.

Interest income from our other banking operations decreased 3.4% from ￦1,582 billion in 2010 to ￦1,529 billion in 2011. This decrease was attributable primarily to a decrease in average yields on debt securities in Kookmin Bank’s financial investments portfolio, due mainly to an increase in the proportion of monetary stabilization bonds in such portfolio, which typically feature relatively lower yields compared to other types of debt securities in such portfolio.

Interest expense for this segment decreased 34.6% from ￦1,305 billion in 2010 to ￦854 billion in 2011. This decrease was principally due to a decrease in the average volume of long-term debentures, which mainly reflected decreased use of long-term debentures to meet Kookmin Bank’s funding needs. Such decrease was partially offset by an increase in the average cost of such debentures, which was primarily attributable to the general increase in market interest rates in Korea, including for such debentures.

Net fee and commission income attributable to this segment increased almost six-fold from ￦73 billion in 2010 to ￦503 billion in 2011, due primarily to increases in commission income received from KB Kookmin Card, which was spun-off from Kookmin Bank in March 2011, and management fees received from the National Housing Fund.

Net gain from financial assets and liabilities at fair value through profit or loss attributable to this segment increased 17.5% from ￦846 billion in 2010 to ￦994 billion in 2011, principally as a result of an increase in net gain on derivatives held-for-trading.

Net other operating expense attributable to this segment decreased 46.7% from ￦597 billion in 2010 to ￦318 billion in 2011, mainly as a result of an increase in income from inter-segment lending.

General and administrative expenses attributable to this segment decreased 8.0% from ￦963 billion in 2010 to ￦886 billion in 2011, principally due to special termination benefits paid in the fourth quarter of 2010 in connection with Kookmin Bank’s voluntary early retirement program, which was not repeated in 2011

Provision for credit losses changed from a provision of ￦66 billion in 2010 to a reversal of provision of ￦17 billion in 2011, mainly reflecting a decrease in provision for receivables from derivatives transactions.

Share of profit of associates and joint ventures changed from a loss of ￦209 billion in 2010 to a profit of ￦1 billion in 2011, principally as a result of a decrease in impairment loss on Kookmin Bank’s investment in JSC Bank CenterCredit as well as a decrease in loss on investments in other associates.

Net other non-operating expenses attributable to this segment increased more than eleven-fold from ￦16 billion in 2010 to ￦193 billion in 2011, primarily as a result of an increase in charitable donations made by Kookmin Bank.

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

	Year Ended December 31,						Percentage Change
	2010		2011		2012		2011/2010	2012/2011
	(in billions of Won)						(%)
Income statement data
Interest income	￦	1,318	￦	1,381	￦	1,388	4.8%	0.5%
Interest expense		(477)		(480)		(414)	0.6	(13.8)
Net fee and commission income		589		242		158	(58.9)	(34.7)
Net other operating income (expense)		(68)		(18)		(83)	(73.5)	361.1
General and administrative expenses		(224)		(346)		(347)	54.5	0.3
Provision for credit losses		(129)		(207)		(315)	60.5	52.2
Net other non-operating revenue (expense)		1		(1)		(4)	N/M (1)	300.0

Profit before income tax		1,010		571		383	(43.5)	(32.9)
Tax income (expense) (2)		(246)		(130)		(91)	(47.2)	(30.0)

Profit for the year	￦	764	￦	441	￦	292	(42.3)%	(33.8)%

(1)	“N/M” means not meaningful.
(2)

Represents the portion of Kookmin Bank’s income tax for 2010 and January and February of 2011 allocated to this segment based on profit before income tax, and income tax attributable to KB Kookmin Card for March to December of 2011 and for 2012.

Comparison of 2012 to 2011

Our profit before income tax for this segment decreased by 32.9% from ￦571 billion in 2011 to ￦383 billion in 2012.

Interest income from our credit card operations remained relatively constant at ￦1,388 billion in 2012 compared to ￦1,381 billion in 2011.

Interest expense for this segment decreased 13.8% from ￦480 billion in 2011 to ￦414 billion in 2012. This decrease was primarily due to decreased funding costs for this segment in light of the lower interest rate environment in Korea in 2012.

Net fee and commission income attributable to this segment decreased 34.7% from ￦242 billion in 2011 to ￦158 billion in 2012, which resulted mainly from an increase in credit card-related fee and commission expenses, principally reflecting increased marketing activities in 2012.

Net other operating expense attributable to this segment increased 361.1% from ￦18 billion in 2011 to ￦83 billion in 2012, primarily as a result of a decrease in income from sales of written-off credit card loans and receivables.

General and administrative expenses attributable to this segment remained relatively constant at ￦347 billion in 2012 compared to ￦346 billion in 2011.

Provision for credit losses increased 52.2% from ￦207 billion in 2011 to ￦315 billion in 2012, mainly reflecting increased delinquencies as well as decreased recoveries on charged-off credit card loans and receivables.

Net other non-operating expense attributable to this segment increased 300.0% from ￦1 billion in 2011 to ￦4 billion in 2012, primarily due to an increase in charitable donations by KB Kookmin Card.

Comparison of 2011 to 2010

Our profit before income tax for this segment decreased by 43.5% from ￦1,010 billion in 2010 to ￦571 billion in 2011.

Interest income from our credit card operations increased 4.8% from ￦1,318 billion in 2010 to ￦1,381 billion in 2011. This increase was primarily due to an increase in the average volume of credit card loans, which mainly reflected an increase in demand for such loans.

Interest expense for this segment remained relatively constant at ￦480 billion in 2011 compared to ￦477 billion in 2010.

Net fee and commission income attributable to this segment decreased 58.9% from ￦589 billion in 2010 to ￦242 billion in 2011, due primarily to an increase in fee and commission expense paid to Kookmin Bank by KB Kookmin Card for, among other things, assisting with certain credit card operations and recruiting new credit card members through Kookmin Bank’s branch network after the spin-off of Kookmin Bank’s credit card business and the establishment of KB Kookmin Card in March 2011.

Net other operating expense attributable to this segment decreased 73.5% from ￦68 billion in 2010 to ￦18 billion in 2011, mainly as a result of an increase in income from sale of written-off credit card loans and receivables.

General and administrative expenses attributable to this segment increased 54.5% from ￦224 billion in 2010 to ￦346 billion in 2011, principally due to increases in employee benefits and other administrative expenses.

Provision for credit losses increased 60.5% from ￦129 billion in 2010 to ￦207 billion in 2011, mainly reflecting decreases in the asset quality of certain corporate purchasing card accounts and in recoveries on charged-off credit card loans and receivables.

Net other non-operating revenue (expense) attributable to this segment changed from net other non-operating revenue of ￦1 billion in 2010 to net other non-operating expenses of ￦1 billion in 2011.

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

Accordingly, the income statement data for this segment for 2011 reflect the results of operations of KB Futures for the period in 2011 following the merger. The following table shows, for the periods indicated, our income statement data for this segment:

	Year Ended December 31,						Percentage Change
	2010		2011		2012		2011/2010	2012/2011
	(in billions of Won)						(%)
Income statement data
Interest income	￦	33	￦	42	￦	38	27.3%	(9.5)%
Interest expense		(29)		(29)		(19)	0.0	(34.5)
Net fee and commission income		52		83		86	59.6	3.6
Net gain (loss) from financial assets and liabilities at fair value through profit or loss		72		50		39	(30.6)	(22.0)
Net other operating income (expense)		7		14		15	100.0	7.1
General and administrative expenses		(90)		(118)		(128)	31.1	8.5
Provision (reversal of provision) for credit losses		2		(6)		(4)	N/M (1)	(33.3)
Net other non-operating revenue (expense)		6		(2)		(3)	N/M (1)	50.0

Profit before income tax		53		34		24	(35.8)	(29.4)
Tax income (expense) (2)		(13)		(8)		(6)	(38.5)	(25.0)

Profit for the year	￦	40	￦	26	￦	18	(35.0)%	(30.8)%

(1)	“N/M” means not meaningful.
(2)	Represents income tax attributable to KB Investment & Securities.

Comparison of 2012 to 2011

Our profit before income tax for this segment decreased 29.4% from ￦34 billion in 2011 to ￦24 billion in 2012.

Interest income from this segment decreased 9.5% from ￦42 billion in 2011 to ￦38 billion in 2012. This decrease was primarily due to a decrease in the average volume of bonds purchased under repurchase agreements.

Interest expense for this segment decreased 34.5% from ￦29 billion in 2011 to ￦19 billion in 2012, which mainly reflected a general decrease in the average cost of our debts in light of the lower interest rate environment in Korea, which was enhanced by a decrease in the average volume of call money and bonds sold under repurchase agreements.

Net fee and commission income attributable to this segment increased 3.6% from ￦83 billion in 2011 to ￦86 billion in 2012, principally as a result of an increase in commissions relating to securities repurchase agreement activities.

Net gain from financial assets and liabilities at fair value through profit or loss attributable to this segment decreased 22.0% from ￦50 billion in 2011 to ￦39 billion in 2012, principally as a result of a decrease in net gains on securities and derivatives held-for-trading.

Net other operating income attributable to this segment remained relatively constant at ￦15 billion in 2012 compared to ￦14 billion in 2011.

General and administrative expenses attributable to this segment increased 8.5% from ￦118 billion in 2011 to ￦128 billion in 2012, primarily due to an increase in service fees paid in connection with securities brokerage operations.

Provision for credit losses decreased 33.3% from ￦6 billion in 2011 to ￦4 billion in 2012, mainly reflecting an increase in reversal of provisions relating to loans purchased.

Net other non-operating expense attributable to this segment increased from ￦2 billion in 2011 to ￦3 billion in 2012.

Comparison of 2011 to 2010

Our profit before income tax for this segment decreased 35.8% from ￦53 billion in 2010 to ￦34 billion in 2011.

Interest income from this segment increased 27.3% from ￦33 billion in 2010 to ￦42 billion in 2011. This increase was primarily due to an increase in the average volume of reserves for claims of customers’ deposits and deposits for exchange-traded derivatives, principally as a result of KB Investment & Securities’ merger with KB Futures in March 2011, which was enhanced by an increase in the average interest rates in respect of such reserves and deposits.

Interest expense for this segment remained relatively constant at ￦29 billion in 2010 and 2011.

Net fee and commission income attributable to this segment increased 59.6% from ￦52 billion in 2010 to ￦83 billion in 2011, principally as a result of an increase in brokerage commissions, which mainly resulted from KB Investment & Securities’ merger with KB Futures in March 2011.

Net gain from financial assets and liabilities at fair value through profit or loss attributable to this segment decreased 30.6% from ￦72 billion in 2010 to ￦50 billion in 2011, principally as a result of an increase in net loss on derivatives held-for-trading.

Net other operating income attributable to this segment increased 100.0% from ￦7 billion in 2010 to ￦14 billion in 2011.

General and administrative expenses attributable to this segment increased 31.1% from ￦90 billion in 2010 to ￦118 billion in 2011, principally due to increases in bonus payments to employees and advertising expenses.

Provision for credit losses decreased from a reversal of provision of ￦2 billion in 2010 to a provision of ￦6 billion in 2011.

Net other non-operating revenue (expense) attributable to this segment changed from net other non-operating revenue of ￦6 billion in 2010 to net other non-operating expenses of ￦2 billion in 2011, primarily due to the recognition in 2011 of impairment losses on membership interests held by KB Investment & Securities.

Life Insurance Operations

This segment consists of life insurance and wealth management services provided by KB Life Insurance. We currently hold a 51.0% voting interest in KB Life Insurance, which is accounted for as a consolidated subsidiary under IFRS as issued by the IASB. The following table shows, for the periods indicated, our income statement data for this segment:

	Year Ended December 31,						Percentage Change
	2010		2011		2012		2011/2010		2012/2011
	(in billions of Won)						(%)
Income statement data
Interest income	￦	128	￦	162	￦	192	26.6%		18.5%
Interest expense		—		—		—	—		—
Net gain (loss) from financial assets and liabilities at fair value through profit or loss		3		—		8	N/M	(1)	N/M (1)
Net other operating income (expense)		(71)		(95)		(132)	33.8		38.9
General and administrative expenses		(36)		(42)		(45)	16.7		7.1
Provision for credit losses		—		(1)		—	N/M	(1)	(100.0)
Net other non-operating revenue (expense)		(1)		—		(1)	N/M	(1)	N/M (1)

Profit before income tax		23		24		22	4.3		(8.3)
Tax income (expense) (2)		(5)		(5)		(5)	—		—

Profit for the year	￦	18	￦	19	￦	17	5.6%		(10.5)%

(1)	“N/M” means not meaningful.
(2)	Represents income tax attributable to KB Life Insurance.

Comparison of 2012 to 2011

Our profit before income tax for this segment decreased 8.3% from ￦24 billion in 2011 to ￦22 billion in 2012.

Interest income for this segment increased 18.5% from ￦162 billion in 2011 to ￦192 billion in 2012, primarily due to an increase in the average volume of available-for-sale debt securities held by KB Life Insurance, particularly corporate debt securities and Korean treasury securities and government agency debt securities.

Net gain from financial assets and liabilities at fair value through profit or loss attributable to this segment changed from a gain of less than ￦1 billion in 2011 to a gain of ￦8 billion in 2012, which mainly reflected an increase in gains on sales of beneficiary certificates.

Net other operating expense attributable to this segment increased 38.9% from ￦95 billion in 2011 to ￦132 billion in 2012, principally due to increases in policy reserves relating to single premium life insurance products sold in 2012.

General and administrative expenses attributable to this segment increased 7.1% from ￦42 billion in 2011 to ￦45 billion in 2012, primarily due to increased salaries and overhead expenses resulting from the opening of new branch offices in 2012.

Provision for credit losses changed from provisions of ￦1 billion in 2011 to less than ￦1 billion in 2012.

Net other non-operating expense attributable to this segment increased from less than ￦1 billion in 2011 to ￦1 billion in 2012.

Comparison of 2011 to 2010

Our profit before income tax for this segment remained relatively steady at ￦24 billion in 2011 compared to ￦23 billion in 2010.

Interest income for this segment increased 26.6% from ￦128 billion in 2010 to ￦162 billion in 2011, primarily due to an increase in the average volume of available-for-sale debt securities held by KB Life Insurance, which was partially offset by a decrease in the average yield on such debt securities.

Net gain from financial assets and liabilities at fair value through profit or loss attributable to this segment decreased by ￦3 billion from 2010 to 2011.

Net other operating expense attributable to this segment increased 33.8% from ￦71 billion in 2010 to ￦95 billion in 2011, principally due to a decrease in premium income from individual life insurance products.

General and administrative expenses attributable to this segment increased 16.7% from ￦36 billion in 2010 to ￦42 billion in 2011, reflecting increased marketing activities by KB Life Insurance.

Provision for credit losses increased by ￦1 billion from 2010 to 2011.

Net other non-operating revenue (expense) attributable to this segment decreased from net other non-operating expenses of ￦1 billion in 2010 to less than ￦1 billion in 2011.

Other

“Other” includes the operations of our holding company and all of our subsidiaries that were consolidated under IFRS as issued by the IASB as of December 31, 2012 except Kookmin Bank, KB Kookmin Card, KB Investment & Securities and KB Life Insurance, including principally KB Asset Management, KB Real Estate Trust, KB Investment, KB Credit Information, KB Data System and, commencing in 2012, KB Savings Bank. See “—Overview—Acquisitions.” The following table shows, for the periods indicated, our income statement data for this segment:

	Year Ended December 31,						Percentage Change
	2010		2011		2012		2011/2010		2012/2011
	(in billions of Won)						(%)
Income statement data
Interest income	￦	80	￦	66	￦	85	(17.5)%		28.8%
Interest expense		(61)		(49)		(47)	(19.7)		(4.1)
Net fee and commission income		92		96		102	4.3		6.3
Net gain (loss) from financial assets and liabilities at fair value through profit or loss		2		(4)		8	N/M	(1)	N/M (1)
Net other operating income		30		54		40	80.0		(25.9)
General and administrative expenses		(114)		(115)		(135)	0.9		17.4
Provision (reversal of provision) for credit losses		(21)		(8)		6	(61.9)		N/M (1)
Share of profit of associates and joint ventures		—		2		1	N/M	(1)	(50.0)
Net non-operating revenue (expense)		84		(85)		(62)	N/M	(1)	(27.1)

Profit (loss) before income tax		92		(43)		(2)	N/M	(1)	(95.3)
Tax income (expense) (2)		(12)		(2)		(14)	(83.3)		600.0

Profit (loss) for the year	￦	80	￦	(45)	￦	(16)	N/M	(1)	(64.4)%

(1)	“N/M” means not meaningful.
(2)

Represents income tax attributable to our holding company and all of our subsidiaries that were consolidated under IFRS as issued by the IASB except Kookmin Bank, KB Kookmin Card, KB Investment & Securities and KB Life Insurance.

Comparison of 2012 to 2011

Our loss before income tax for this segment decreased 95.3% from ￦43 billion in 2011 to ￦2 billion in 2012.

Interest income attributable to this segment increased 28.8% from ￦66 billion in 2011 to ￦85 billion in 2012. This increase was primarily due to the inclusion of KB Savings Bank in this segment from 2012.

Interest expense attributable to this segment decreased 4.1% from ￦49 billion in 2011 to ￦47 billion in 2012, principally reflecting a decrease in interest expense at our holding company level resulting from the repayment of outstanding debentures and borrowings by our holding company in 2012, the effect of which was offset in part by the inclusion of KB Savings Bank in this segment from 2012.

Net fee and commission income attributable to this segment increased 6.3% from ￦96 billion in 2011 to ￦102 billion in 2012, mainly as the result of an increase in investment trust-related fees received by KB Asset Management.

Net gain from financial assets and liabilities at fair value through profit or loss attributable to this segment changed from a net loss of ￦4 billion in 2011 to a net gain of ￦8 billion in 2012, principally due to an increase in gains on currency forwards of KB Investment.

Net other operating income attributable to this segment decreased 25.9% from ￦54 billion in 2011 to ￦40 billion in 2012, primarily as a result of a decrease in gain on disposal of available-for-sale equity securities held by KB Investment.

General and administrative expenses attributable to this segment increased 17.4% from ￦115 billion in 2011 to ￦135 billion in 2012, which mainly reflected the inclusion of KB Savings Bank in this segment from 2012.

Provision for credit losses attributable to this segment changed from a provision of ￦8 billion in 2011 to a reversal of provision of ￦6 billion in 2012, principally due to an increase in reversal of KB Real Estate Trust’s provision for credit losses resulting from continuing improvements in the asset quality of trust accounts held by KB Real Estate Trust, as well as reversal of provision for credit losses relating to KB Savings Bank which reflected collections made on KB Savings Bank’s non-performing loans in 2012.

Share of profit of associates and joint ventures attributable to this segment decreased by ￦1 billion from 2011 to 2012.

Net other non-operating expense attributable to this segment decreased 27.1% from ￦85 billion in 2011 to ￦62 billion in 2012, primarily due to the recognition of significant impairment losses in 2011 on membership interests held by our holding company which was not repeated in 2012.

Comparison of 2011 to 2010

Our profit before income tax for this segment changed from a profit of ￦92 billion in 2010 to a loss of ￦43 billion in 2011.

Interest income attributable to this segment decreased 17.5% from ￦80 billion in 2010 to ￦66 billion in 2011. This decrease was primarily due to a decrease in the average volume of due from banks held by our holding company, which mainly resulted from a decrease in deposits held by the holding company at Kookmin Bank, which the holding company used in 2011 to repay ￦750 billion of its outstanding debentures.

Interest expense attributable to this segment decreased 19.7% from ￦61 billion in 2010 to ￦49 billion in 2011, due mainly to a decrease in the average volume of debentures issued by our holding company, which reflected its repayment of ￦750 billion of its outstanding debentures in 2011.

Net fee and commission income attributable to this segment increased 4.3% from ￦92 billion in 2010 to ￦96 billion in 2011.

Net gain from financial assets and liabilities at fair value through profit or loss attributable to this segment changed from a net gain of ￦2 billion in 2010 to a net loss of ￦4 billion in 2011.

Net other operating income attributable to this segment increased 80.0% from ￦30 billion in 2010 to ￦54 billion in 2011, primarily as a result of an increase in gain on disposal of available-for-sale equity securities held by KB Investment.

General and administrative expenses attributable to this segment remained relatively constant at ￦115 billion in 2011 compared to ￦114 billion 2010.

Provision for credit losses attributable to this segment decreased 61.9% from ￦21 billion in 2010 to ￦8 billion in 2011, mainly reflecting a decrease in KB Real Estate Trust’s provision for credit losses resulting from both an improvement in the asset quality of trust accounts held by KB Real Estate Trust and a decrease in the average volume of such trust accounts.

Share of profit of associates and joint ventures attributable to this segment increased by ￦2 billion from 2010 to 2011.

Net other non-operating revenue (expense) attributable to this segment changed from net other non-operating revenue of ￦84 billion in 2010 to net other non-operating expenses of ￦85 billion in 2011 as a result of a variety of factors, including the recognition of impairment losses in 2011 on membership interests held by our holding company.

Item 5.B.	Liquidity and Capital Resources

Financial Condition

Assets

The following table sets forth, as of the dates indicated, the principal components of our assets:

	As of December 31,						Percentage Change
	2010		2011		2012		2011/2010	2012/2011
	(in billions of Won)						(%)
Cash and due from financial institutions	￦	6,830	￦	9,178	￦	10,568	34.4%	15.1%
Financial assets at fair value through profit or loss		4,014		6,326		6,299	57.6	(0.4)
Derivative financial assets		2,595		2,449		2,025	(5.6)	(17.3)
Financial investments		36,190		35,432		36,897	(2.1)	4.1
Loans:
Loans to banks		2,819		3,988		4,398	41.5	10.3

Loans to customers other than banks:
Loans in Won		173,245		184,211		184,959	6.3	0.4
Loans in foreign currencies		4,381		4,141		3,538	(5.5)	(14.6)
Domestic import usance bills		2,611		4,278		3,595	63.8	(16.0)
Off-shore funding loans		962		893		754	(7.2)	(15.6)
Call loans		143		1,093		1,193	664.3	9.1
Bills bought in Won		22		104		30	372.7	(71.2)
Bills bought in foreign currencies		2,227		2,723		2,522	22.3	(7.4)
Guarantee payments under payment guarantee		191		57		45	(70.2)	(21.1)
Credit card receivables in Won		12,410		12,420		11,871	0.1	(4.4)
Credit card receivables in foreign currencies		1		1		3	0.0	200.0
Bonds purchased under repurchase agreements		230		830		1,251	260.9	50.7
Privately placed bonds		2,135		816		604	(61.8)	(26.0)
Factored receivables		—		—		1,221	—	—

Total loans to customers other than banks		198,558		211,567		211,586	6.6	0.0
Less:
Allowances for loan losses		(3,756)		(3,448)		(3,268)	(8.2)	(5.2)

Total loans, net		197,621		212,107		212,716	7.3	0.3
Property and equipment		3,150		3,186		3,104	1.1	(2.6)
Other assets (1)		8,371		8,923		10,398	6.6	16.5

Total assets	￦	258,771	￦	277,601	￦	282,007	7.3%	1.6%

(1)	Includes investments in associates and joint ventures, investment properties, intangible assets, deferred income tax assets, assets held for sale and other assets.

For further information on our assets, see “Item 4.B. Business Overview—Assets and Liabilities.”

Comparison of 2012 to 2011

Our total assets increased 1.6% from ￦277,601 billion as of December 31, 2011 to ￦282,007 billion as of December 31, 2012, principally due to a 4.1% increase in financial investments from ￦35,432 billion as of December 31, 2011 to ￦36,897 billion as of December 31, 2012, a 15.1% increase in cash and due from financial institutions from ￦9,178 billion as of December 31, 2011 to ￦10,568 billion as of December 31, 2012 and a 16.5% increase in other assets from ￦8,923 billion as of December 31, 2011 to ￦10,397 billion as of December 31, 2012. The effect of these increases was partially offset by a 17.3% decrease in derivative financial assets from ￦2,449 billion as of December 31, 2011 to ￦2,025 billion as of December 31, 2012.

Comparison of 2011 to 2010

Our total assets increased 7.3% from ￦258,771 billion as of December 31, 2010 to ￦277,601 billion as of December 31, 2011, principally due to a 6.3% increase in loans in Won from ￦173,245 billion as of December 31, 2010 to ￦184,211 billion as of December 31, 2011, a 34.4% increase in cash and due from financial institutions from ￦6,830 billion as of December 31, 2010 to ￦9,178 billion as of December 31, 2011 and a 57.6% increase in financial assets at fair value through profit or loss from ￦4,014 billion as of December 31, 2010 to ￦6,326 billion as of December 31, 2011. The effect of these increases was partially offset by a 61.8% decrease in privately placed bonds from ￦2,135 billion as of December 31, 2010 to ￦816 billion as of December 31, 2011 and a 2.1% decrease in financial investments from ￦36,190 billion as of December 31, 2010 to ￦35,432 billion as of December 31, 2011.

Liabilities and Equity

The following table sets forth, as of the dates indicated, the principal components of our liabilities and our equity:

	As of December 31,						Percentage Change
	2010		2011		2012		2011/2010	2012/2011
	(in billions of Won)						(%)
Liabilities:
Financial liabilities at fair value through profit or loss	￦	1,295	￦	1,388	￦	1,851	7.2%	33.4%
Deposits		179,862		190,337		194,403	5.8	2.1
Debts		11,745		16,824		15,970	43.2	(5.1)
Debentures		29,107		27,070		24,132	(7.0)	(10.9)
Provisions		1,020		798		670	(21.8)	(16.0)
Other liabilities (1)		16,076		18,084		20,277	12.5	12.1

Total liabilities		239,105		254,501		257,303	6.4	1.1

Equity:
Capital stock		1,932		1,932		1,932	—	—
Capital surplus		15,990		15,842		15,840	(0.9)	(0.0)
Accumulated other comprehensive income		431		191		360	(55.7)	88.5
Retained earnings		2,621		4,953		6,377	89.0	28.8
Treasury shares		(2,477)		—		—	N/M (2)	—

Equity attributable to stockholders		18,497		22,918		24,509	23.9	6.9
Non-controlling interests		1,169		182		195	(84.4)	7.1

Total equity		19,666		23,100		24,704	17.5	6.9

Total liabilities and equity	￦	258,771	￦	277,601	￦	282,007	7.3%	1.6%

(1)	Includes derivative financial liabilities, current income tax liabilities, deferred income tax liabilities, defined benefit liabilities and other liabilities.
(2)	N/M = not meaningful.

Comparison of 2012 to 2011

Our total liabilities increased 1.1% from ￦254,501 billion as of December 31, 2011 to ￦257,303 billion as of December 31, 2012. The increase was primarily due to increases in deposits and other liabilities. Our deposits increased 2.1% from ￦190,337 billion as of December 31, 2011 to ￦194,403 billion as of December 31, 2012, mainly as a result of an increase in demand deposits. Our other liabilities increased 12.1% from ￦18,084 billion as of December 31, 2011 to ￦20,277 billion as of December 31, 2012, principally due to an increase in liabilities related to our life insurance business (mainly policy reserves).

Our total equity increased by 6.9% from ￦23,100 billion as of December 31, 2011 to ￦24,704 billion as of December 31, 2012. This increase resulted principally from an increase in our retained earnings, which was attributable to the profit we generated in 2012.

Comparison of 2011 to 2010

Our total liabilities increased 6.4% from ￦239,105 billion as of December 31, 2010 to ￦254,501 billion as of December 31, 2011. The increase was primarily due to increases in deposits and debts. Our deposits increased 5.8% from ￦179,862 billion as of December 31, 2010 to ￦190,337 billion as of December 31, 2011, mainly as a result of an increase in time deposits in Won. Our debts increased 43.2% from ￦11,745 billion as of December 31, 2010 to ￦16,824 billion as of December 31, 2011, principally due to an increase in borrowings.

Our total equity increased by 17.5% from ￦19,666 billion as of December 31, 2010 to ￦23,100 billion as of December 31, 2011. This increase resulted principally from our sale of approximately 43.3 million treasury shares (with a carrying value of ￦2,477 billion) in 2011, as well as an increase in our retained earnings, which was attributable to the profit we generated in 2011.

Liquidity

Our primary source of funding has historically been and continues to be deposits. Deposits amounted to ￦179,862 billion, ￦190,337 billion and ￦194,403 billion as of December 31, 2010, 2011 and 2012, which represented approximately 81.5%, 81.3% and 82.9% of our total funding, respectively. We have been able to use customer deposits to finance our operations generally, including meeting a portion of our liquidity requirements. Although the majority of deposits are short-term, it has been our experience that the majority of our depositors generally roll over their deposits at maturity, thus providing us with a stable source of funding. However, in the event that a substantial number of our depositors do not roll over their deposits or otherwise decide to withdraw their deposited funds, we would need to place increased reliance on alternative sources of funding, some of which may be more expensive than customer deposits, in order to finance our operations. See “Item 3.D. Risk Factors—Risks relating to liquidity and capital management—Our funding is highly dependent on short-term deposits, which dependence may adversely affect our operations.” In particular, we may increase our utilization of alternative funding sources such as short-term borrowings and cash and cash equivalents (including funds from maturing loans), as well as liquidating our positions in financial assets and using the proceeds to fund parts of our operations, as necessary.

We also obtain funding through debentures and debts to meet our liquidity needs. Debentures represented 13.2%, 11.6% and 10.3% of our total funding as of December 31, 2010, 2011 and 2012, respectively. Debts represented 5.3%, 7.2% and 6.8% of our total funding as of December 31, 2010, 2011 and 2012, respectively. For further information on our sources of funding, see “Item 4.B. Business Overview—Assets and Liabilities—Funding.”

The Financial Services Commission of Korea requires each financial holding company and bank in Korea to maintain specific Won and foreign currency liquidity ratios. These ratios require us and Kookmin Bank to keep the ratio of liquid assets to liquid liabilities above certain minimum levels. For a description of these requirements, see “Item 4.B. Business Overview—Supervision and Regulation—Principal Regulations Applicable to Financial Holding Companies—Liquidity” and “Item 4.B. Business Overview—Supervision and Regulation—Principal Regulations Applicable to Banks—Liquidity.”

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

We are a financial holding company, and substantially all of our operations are in our subsidiaries. Accordingly, we rely on distributions from our subsidiaries, direct borrowings and issuances of debt and equity securities to fund our liquidity obligations. We received aggregate dividends of ￦95 billion, ￦0 billion and ￦688 billion from our subsidiaries in 2010, 2011 and 2012, respectively. See “Item 3.D. Risk Factors—Risks relating to our financial holding company structure and strategy.”

Contractual Cash Obligations

The following table sets forth our contractual cash obligations (excluding short-term borrowings) as of December 31, 2012.

	Payments Due by Period
	Total		1 Year or Less		1-3 Years		3-5 Years		More Than 5 Years
	(in billions of Won)
Long-term borrowing obligations (1) (2)	￦	33,718	￦	8,071	￦	14,798	￦	6,166	￦	4,683
Operating lease obligations (3)		264		118		86		17		43
Capital lease obligations		3		2		1		—		—
Pension obligations		86		86		—		—		—
Deposits (2) (4)		137,570		129,239		6,657		977		697

Total	￦	171,641	￦	137,516	￦	21,542	￦	7,160	￦	5,423

(1)	Includes debt and debentures with original maturities of one year or more.
(2)

Includes estimated future interest payments, which have been estimated using contractual interest rates and scheduled contractual maturities of the outstanding debt obligations and borrowings as of December 31, 2012. In order to calculate future interest payments on debt with floating rates, we used contractual interest rates as of December 31, 2012.

(3)	This line item is not included within our consolidated statements of financial position.
(4)	Excluding demand deposits.

Commitments and Guarantees

The following table sets forth our commitments and guarantees as of December 31, 2012. These commitments and guarantees are not included within our consolidated statements of financial position.

	Payments Due by Period
	Total		1 Year or Less		1-3 Years		3-5 Years		More Than 5 Years
	(in billions of Won)
Financial guarantees (1)	￦	1,610	￦	265	￦	1,237	￦	108	￦	—
Confirmed acceptances and guarantees		5,174		3,811		1,230		113		20
Commitments		93,193		92,329		555		306		3
Trust fund guarantees		2,919		608		443		322		1,546

Total	￦	102,896	￦	97,013	￦	3,465	￦	849	￦	1,569

(1)

Includes ￦1,305 billion of irrevocable commitments to provide contingent liquidity credit lines to special purpose entities for which we serve as the administrator. See Note 39 of the notes to our consolidated financial statements.

Capital Adequacy

Kookmin Bank is subject to Financial Services Commission capital adequacy requirements applicable to Korean banks, which have been formulated based on, and are consistent in all material respects with, the “International Convergence of Capital Measurement and Capital Standards, a Revised Framework,” also known as Basel II, first published by the Basel Committee of Banking Supervision, Bank for International Settlements in 2004 and implemented in Korea beginning in 2008. Kookmin Bank is required to maintain a minimum ratio of total capital to risk-weighted assets, as determined by a specified formula, of 8.0%. See “Item 4.B. Business Overview—Supervision and Regulation—Principal Regulations Applicable to Banks—Capital Adequacy and Allowances.”

As of December 31, 2012, Kookmin Bank’s capital adequacy ratio was 14.40%.

The following table sets forth a summary of Kookmin Bank’s capital and capital adequacy ratios as of December 31, 2011 and 2012.

	As of December 31,
	2011 (1)		2012 (1)
	(in billions of Won, except percentages)
Tier I capital:	￦	14,954	￦	16,141
Paid-in capital		2,022		2,022
Capital reserves		5,043		5,042
Retained earnings		8,542		9,622
Non-controlling interests in consolidated subsidiaries		8		1
Others		(661)		(546)
Tier II capital:		4,714		5,250
Revaluation reserves		177		177
Allowances for credit losses (1)		490		402
Hybrid debt		136		73
Subordinated debt (2)		2,943		3,611
Valuation gain on investment securities		66		83
Others		902		904
Total core and supplementary capital		19,668		21,391
Risk-weighted assets		145,185		148,544
Credit risk:
On-balance sheet		127,489		127,462
Off-balance sheet		5,340		6,622
Market risk		2,193		4,693
Operational risk		10,163		9,767
Capital adequacy ratio		13.55%		14.40%
Tier I capital		10.30		10.87
Tier II capital		3.25		3.53

(1)	Allowance for credit losses in respect of credits classified as normal or precautionary are used to calculate Tier II capital only to the extent they represent up to 1.25% of risk-weighted assets.
(2)	Subordinated debt up to an amount equal to 50% of Tier I capital may be used in the calculation of Tier II capital.

In December 2009, the Basel Committee on Banking Supervision introduced a new set of measures to supplement Basel II which include, among others, a requirement for higher minimum capital, introduction of a leverage ratio as a supplementary measure to the capital adequacy ratio and flexible capital requirements for different phases of the economic cycle. Additional details regarding such new measures, including an additional capital conservation buffer and countercyclical capital buffer, liquidity coverage ratio and other supplemental measures, were announced by the Group of Governors and Heads of Supervision of the Basel Committee on

Banking Supervision in September 2010. After further impact assessment and observation periods, the Basel Committee on Banking Supervision will begin phasing in the new set of measures, referred to as Basel III, starting from 2013. In September 2012, the Financial Services Commission announced its plans to implement a new set of regulations that will, among other things, require Korean banks to comply with stricter minimum capital ratio requirements beginning in 2013 and additional minimum capital conservation buffer requirements starting in 2016. Under the proposed regulations, Korean banks will be required to maintain a minimum ratio of Tier I common capital (which principally includes equity capital, capital surplus and retained earnings less reserve for credit losses) to risk-weighted assets of 3.5% and Tier I capital to risk-weighted assets of 4.5% in 2013, which minimum ratios are to increase to 4.0% and 5.5%, respectively, in 2014 and 4.5% and 6.0%, respectively, in 2015. Such requirements would be in addition to the existing requirement for a minimum ratio of Tier I and Tier II capital (less any capital deductions) to risk-weighted assets of 8.0%, which will remain unchanged. The proposed regulations also contemplate an additional capital conservation buffer of 0.625% starting in 2016, with such buffer to increase to 2.5% by 2019. In December 2012, however, the Financial Services Commission announced that the implementation of the proposed Basel III measures in Korea will be delayed pending the implementation of Basel III in the European Union, the United States and other countries. Accordingly, the timing and scope of implementation in Korea of Basel III measures remain uncertain. The implementation of Basel III in Korea may have a significant effect on the capital requirements of Korean financial institutions, including us.

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

The following table sets forth a summary of our consolidated capital adequacy ratio as of December 31, 2011 and 2012, based on applicable IFRS and regulatory reporting standards:

	As of December 31,
	2011		2012
	(in billions of Won)
Risk-weighted assets	￦	192,813	￦	193,510
Equity capital		25,063		26,907
Consolidated capital adequacy ratio		13.00%		13.90%

Recent Accounting Pronouncements

See Note 2 of the notes to our consolidated financial statements included elsewhere in this annual report for a description of recent accounting pronouncements under IFRS as issued by the IASB that have been issued but are not yet effective.

Item 5.C.	Research and Development, Patents and Licenses, etc.

Not applicable.

Item 5.D.	Trend Information

These matters are discussed under Item 5.A. and Item 5.B. above where relevant.

Item 5.E.	Off-Balance Sheet Arrangements

See “Item 5B. Liquidity and Capital Resources—Financial Condition—Contractual Cash Obligations” and “Item 5B. Liquidity and Capital Resources—Financial Condition—Commitments and Guarantees.”

Item 5.F.	Tabular Disclosure of Contractual Obligations

See “Item 5B. Liquidity and Capital Resources—Financial Condition—Contractual Cash Obligations.”

Item 5.G.	Safe Harbor

See “Forward-Looking Statements.”

Item 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Item 6.A.	Directors and Senior Management

Board of Directors

Our board of directors, currently consisting of two executive directors, one non-standing director and nine non-executive directors, has the ultimate responsibility for the management of our affairs.

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

Young Rok Lim is our president. He previously served as the vice minister and deputy minister of the former Ministry of Finance and Economy and the director-general of the Financial Policy Bureau at the former Ministry of Finance and Economy. He received a B.A. in literature and an M.A. in public administration from Seoul National University, an M.A. in economics from Vanderbilt University and a Ph.D. in economics from Hanyang University.

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

The table below identifies our non-executive directors as of the date of this annual report:

Name	Date of Birth	Position	Director Since	Year Term Ends (1)
Kyung Jae Lee	January 30, 1939	Non-executive Director	March 26, 2010	2014
Jae Wook Bae	March 30, 1945	Non-executive Director	March 25, 2011	2014
Young Jin Kim	December 11, 1949	Non-executive Director	March 25, 2011	2014
Kun Ho Hwang	January 23, 1951	Non-executive Director	March 23, 2012	2014
Jong Cheon Lee	February 3, 1951	Non-executive Director	March 25, 2011	2014
Seung Hee Koh	June 26, 1955	Non-executive Director	March 26, 2010	2014
Young Kwa Kim	December 13, 1955	Non-executive Director	March 22, 2013	2015
Young Nam Lee	September 3, 1957	Non-executive Director	March 26, 2010	2014
Jae Mok Cho	January 5, 1961	Non-executive Director	March 27, 2009	2014

(1)	The date on which each term will end will be the date of the general stockholders’ meeting in the relevant year unless otherwise specified.

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

Kun Ho Hwang has been a non-executive director since March 2012. He was previously the chairman of the Korea Financial Investment Association, the chief executive officer of Meritz Securities Co., Ltd. and the deputy president of Daewoo Securities Co., Ltd. He received a B.A. in business administration from Seoul National University and an M.A. in economics from Rutgers University.

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

Young Kwa Kim has been a non-executive director since March 2013. He is currently a senior advisor of the Korea Securities Finance Corporation, where he previously served as the president and chief executive officer. He also served as the commissioner in the Financial Intelligence Unit at the Financial Services Commission and as the director general of the Economic Cooperation Bureau at the Ministry of Finance and Economy. He received a B.A. in economics from Seoul National University and a Ph.D. in economics from University of Hawaii.

Young Nam Lee has been a non-executive director since March 2010. She is currently the chief executive officer of Novas EZ Co., Ltd. She previously served as the chairman of Korea Venture Business Women’s Association, a member of the Financial Development Deliberation Committee and director of the Korea Small Business Institute. She received a diploma in management from Dong Pusan College and completed courses in business administration at Ajou University and the Korea Advanced Institute of Science and Technology.

Jae Mok Cho has been a non-executive director since March 2009. He is currently the Chief Executive Office of Ace Research Co., Ltd. He was a member of the Seoul Advisory Committee and an adjunct professor of Hanyang University. He received a B.A., M.A. and Ph.D. in psychology from Keimyung University.

Any director having an interest in a transaction that is subject to approval by the board of directors may not vote at the meeting during which the board approves the transaction.

Executive Officers

The table below identifies our senior executive officers who are not executive directors as of the date of this annual report:

Name	Date of Birth	Position
Jong Kyoo Yoon	October 13, 1955	Deputy President; Chief Financial Officer
Wang Ky Kim	March 19, 1955	Deputy President; Chief Public Relations Officer
Seok Heung Ryu	January 26, 1957	Deputy President; Chief Information Officer
Min Ho Lee	April 3, 1965	Deputy President; Chief Compliance Officer
Won Keun Yang	September 17, 1956	Deputy President; Head of KB Research
Dong Chang Park	February 23, 1952	Deputy President
Yong Jin Cho	February 1, 1961	Managing Director; Chief Human Resources Officer
Kyung Sub Han	December 20, 1958	Managing Director; Chief Risk Officer
Dong Cheol Lee	October 4, 1961	Managing Director; Head of Strategic Planning Department
Kyu Sul Choi	August 16, 1960	Managing Director; Head of Investor Relations Department

None of the executive officers has any significant activities outside KB Financial Group.

Jong Kyoo Yoon is a deputy president and the chief financial officer. He also serves as a non-standing director of Kookmin Bank. He previously served as a senior advisor at Kim & Chang law firm, a senior executive vice president, chief financial officer, chief strategy officer and retail banking head officer of Kookmin Bank and a senior partner and financial service leader of Samil PricewaterhouseCoopers. He received a B.A. and a Ph.D. in business administration from Sungkyungkwan University and an M.A. in business administration from Seoul National University.

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

Won Keun Yang is a deputy president and the head of KB Research. He previously served as a management advisor at Daewoo Securities, a standing audit committee member at Woori Bank, an executive director of the Korea Deposit Insurance Corporation and the head of research and a research fellow at Korea Institute of Finance. He received a B.A. in economics from Korea University and a Ph.D. in finance from Georgia State University.

Dong Chang Park is a deputy president. He previously served as the president of Korea Global Banking Research Institute, a global strategy advisor at Hana Financial Group, a visiting fellow at Korea Institute of Finance, an executive vice president of LG Investment & Securities and the president and chief executive officer of LG Petro Bank in Poland. He received a B.A. in law from Seoul National University, an M.B.A. from Korea University and a Ph.D. in economics from Hankuk University of Foreign Studies.

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

Item 6.B.	Compensation

The aggregate remuneration paid and benefits-in-kind granted by us to our chairman and chief executive officer, our other executive and non-standing directors, our non-executive directors and our executive officers for the year ended December 31, 2012 was ￦6,158 million. In addition, for the year ended December 31, 2012, we set aside ￦329 million for allowances for severance and retirement benefits for our chairman and chief executive officer, the other executive directors and our executive officers.

We do not have service contracts with any of our directors or officers providing for benefits upon termination of their employment with us.

Kookmin Bank granted stock options to its president and chief executive officer, other directors and executive officers, as well as employees. In connection with the comprehensive stock transfer in September 2008 pursuant to which we were established, such stock options were converted into stock options with respect to our common stock. See “Item 6.E. Share Ownership—Stock Options.” For all of the options granted, upon their exercise, we are required to pay in cash the difference between the exercise price and the market price of our common stock at the date of exercise. Generally, upon vesting, options may be exercised from after three years from the grant date up to eight years after such date, once restrictions on the exercise of options, including continued employment for at least two years from the grant date, lapse.

In 2012, we recognized a reversal of compensation expense of ￦2,204 million for the stock options granted under our stock option plan. For additional information regarding our compensation expense in connection with our stock option plan, see Note 31 to our consolidated financial statements included elsewhere in this annual report.

In 2008, we also established a stock grant plan. Pursuant to this plan, we have entered into performance share agreements with certain of our directors, executive officers and other senior management, whereby we may grant shares of our common stock (or the equivalent monetary amount based on the market value of such shares at the time of the grant) within specified periods as long-term incentive performance shares in accordance with pre-determined performance targets. See “Item 6.E. Share Ownership—Performance Share Agreements.” In 2012, we recognized ￦16,075 million as compensation expense for the disbursements made under such agreements.

Item 6.C.	Board Practices

See “Item 6.A. Directors and Senior Management” above for information concerning the terms of office and contractual employment arrangements with our directors and executive officers.

Committees of the Board of Directors

We currently have the following committees that serve under the board:

•	the Audit Committee;

•	the Board Steering Committee;

•	the Management Strategy Committee;

•	the Group Risk Management Committee;

•	the Evaluation and Compensation Committee;

•	the Non-executive Director Nominating Committee; and

•	the Audit Committee Member Nominating Committee.

Each committee member is appointed by the board of directors, except for members of the Audit Committee, who are elected at the general meeting of stockholders.

Audit Committee

The committee currently consists of five non-executive directors, Kyung Jae Lee, Jae Wook Bae, Young Jin Kim, Jong Cheon Lee and Seung Hee Koh. The chairperson of the Audit Committee is Jong Cheon Lee. The committee oversees our financial reporting and approves the appointment of our independent registered public accounting firm. The committee also reviews our financial information, auditor’s examinations, key financial statement issues, the plans and evaluation of internal control and the administration of our financial affairs by the board of directors. In connection with the general meetings of stockholders, the committee examines the agenda for, and financial statements and other reports to be submitted by, the board of directors to each general meeting of stockholders. The committee holds regular meetings every quarter.

Board Steering Committee

The committee currently consists of six non-executive directors, Kyung Jae Lee, Jae Wook Bae, Kun Ho Hwang, Jong Cheon Lee and Young Nam Lee, together with our chairman and chief executive officer, Yoon-Dae Euh. The chairperson of the Board Steering Committee is Kyung Jae Lee. The committee is responsible for ensuring the efficient operation of the board and the facilitation of the board’s functions. The committee is also responsible for discussion and review of overall matters with respect to the governance of us and our subsidiaries, promoting the efficiency and active function of the board and each committee. The committee holds regular meetings every quarter.

Management Strategy Committee

The committee currently consists of one non-standing director, Byong Deok Min, three non-executive directors, Young Kwa Kim, Young Nam Lee and Jae Mok Cho, and our chairman and chief executive officer, Yoon-Dae Euh. The chairperson of the committee is Young Nam Lee. The committee reviews vision and mid-long term management strategy, the annual business plan, the annual budget plan, new strategic businesses, major financial strategy and major issues with respect to our management. The committee holds regular meetings every quarter.

Group Risk Management Committee

The committee currently consists of one executive director, Young Rok Lim, and four non-executive directors, Jae Wook Bae, Young Jin Kim, Kun Ho Hwang and Jong Cheon Lee. The chairperson of the Group Risk Management Committee is Jae Wook Bae. The Group Risk Management Committee oversees and makes determinations on all issues relating to our comprehensive risk management function. In order to ensure our stable financial condition and to maximize our profits, the committee monitors our overall risk exposure and reviews our compliance with risk policies and risk limits. In addition, the committee reviews risk and control strategies and policies, evaluates whether each risk is at an adequate level, establishes or abolishes risk management divisions and reviews risk-based capital allocations. The committee holds regular meetings every quarter.

Evaluation and Compensation Committee

The committee currently consists of five non-executive directors, Kun Ho Hwang, Seung Hee Ko, Young Kwa Kim, Young Nam Lee and Jae Mok Cho. The chairperson of the committee is Kun Ho Hwang. The Evaluation and Compensation Committee reviews compensation schemes and compensation levels of us and our subsidiaries. The committee is also responsible for deliberating and deciding the compensation of directors, evaluating management’s performance and implementing management training programs, as well as deciding and supervising the performance-based annual salary of the president and the executive officers of us and our subsidiaries. The committee holds regular meetings every quarter.

Non-executive Director Nominating Committee

The committee currently has no members. The last meeting of the committee was on March 22, 2013 to nominate Young Kwa Kim as a new non-executive director and Kyung Jae Lee, Jae Wook Bae, Young Jin Kim, Jong Cheon Lee, Seung Hee Koh, Young Nam Lee and Jae Mok Cho for re-appointment as non-executive directors. The committee oversees the selection of non-executive director candidates and recommends them annually sometime prior to the general stockholders meeting. The term of office of its members is from the first meeting of the committee held to nominate the non-executive directors until the nominated non-executive directors are appointed.

Audit Committee Member Nominating Committee

The committee currently has no members. The last meeting of the committee was on March 22, 2013 to nominate Kyung Jae Lee, Jae Wook Bae, Young Jin Kim, Jong Cheon Lee and Seung Hee Koh as new Audit Committee members. The committee oversees the selection of Audit Committee member candidates and recommends them annually sometime prior to the general stockholders meeting. The term of office of its members is from the first meeting of the committee held to nominate the Audit Committee members until the Audit Committee members are appointed.

Item 6.D.	Employees

As of December 31, 2012, we had a total of 157 full-time employees, excluding 12 executive officers, at our financial holding company. The following table sets forth information regarding our employees at both our financial holding company and our subsidiaries as of the dates indicated:

		As of December 31,
		2010	2011	2012
KB Financial Group	Full-time employees (1)	155	148	157
	Contractual employees	—	—	—
	Managerial employees	124	121	127
	Members of Korea Financial Industry Union	—	—	—
Kookmin Bank	Full-time employees (1)	16,615	16,080	16,358
	Contractual employees	6,017	5,769	5,438
	Managerial employees	11,647	11,278	11,382
	Members of Korea Financial Industry Union	18,728	17,389	17,149
Other subsidiaries	Full-time employees (1)	1,113	2,508	2,724
	Contractual employees	190	542	541
	Managerial employees	662	1,450	1,554
	Members of Korea Financial Industry Union	97	1,334	1,370

(1)	Excluding executive officers.

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

In accordance with the National Pension Act, we contribute an amount equal to 4.5% of employee wages, and each employee contributes 4.5% of his or her wages, into each employee’s personal pension account. In addition, in accordance with the Guarantee of Worker’s Retirement Benefits Act, we have adopted a retirement pension plan for our employees. Contributions under the retirement pension plan are deposited annually into a financial institution, and an employee may elect to receive a monthly pension or a lump-sum amount upon retirement. Our retirement pension plan is in the form of a defined benefit plan, which guarantees a certain payout at retirement, according to a fixed formula based on the employee’s average salary and the number of years for which the employee has been a plan member. Under Korean law, we may not terminate the employment of full-time employees except under certain limited circumstances.

In June 2009, we established an employee stock ownership plan. All of our employees are eligible to participate in this plan. We are not required to, and do not, make cash contributions to this plan. Members of our employee stock ownership association have pre-emptive rights to acquire up to 20% of our shares issued in public offerings by us pursuant to the Financial Investment Services and Capital Markets Act. In August 2009, we offered to members of our employee stock ownership association 6,000,000 of the 30,000,000 new shares of common stock to be issued in our rights offering to our existing shareholders, and the entire amount was subscribed by members of our employee stock ownership association. The employee stock ownership association held 3,179,794 shares of our common stock as of December 31, 2012.

Employees of Kookmin Bank have been eligible to participate in its employee stock ownership plan, which will be terminated once all of our common stock held by the plan (which the plan received following the transfer of Kookmin Bank shares held by it as a result of the comprehensive stock transfer pursuant to which we were established) have been distributed to the relevant Kookmin Bank employees at the requests of such employees following the expiration of the required holding periods. As of December 31, 2012, Kookmin Bank’s employee stock ownership association held 957,111 shares of our common stock.

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

Item 6.E.	Share Ownership

Common Stock

As of March 31, 2013, the persons who are currently our directors or executive officers, as a group, held an aggregate of 49,124 shares of our common stock, representing approximately 0.013% of the issued shares of our common stock as of such date. None of these persons individually held more than 1% of the outstanding shares of our common stock as of such date. The following table presents information regarding our directors and executive officers who beneficially owned our shares as of March 31, 2013.

Name of Executive Officer or Director	Number of Shares of Common Stock
Yoon-Dae Euh	30,770
Young Rok Lim	3,648
Byong Deok Min	3,475
Kun Ho Hwang	500
Dong Chang Park	200
Jong Kyoo Yoon	5,300
Wang Ky Kim	1,000
Seok Heung Ryu	127
Min Ho Lee	1,700
Won Keun Yang	260
Yong Jin Cho	473
Kyung Sup Han	632
Dong Cheol Lee	203
Kyu Sul Choi	836

Total	49,124

Stock Options

We have not, following our establishment pursuant to a comprehensive stock transfer in September 2008, granted any stock options with respect to our capital stock to our directors, executive officers and employees. Prior to our establishment, Kookmin Bank granted stock options with respect to its common stock to its directors, executive officers and employees. In connection with the comprehensive stock transfer, in September 2008, such stock options with respect to Kookmin Bank common stock were converted into stock options with respect to our common stock. For all of the options granted, upon their exercise, we are required to pay in cash the difference between the exercise price and the market price of our common stock at the date of exercise. The following table is the breakdown of such stock options granted to Kookmin Bank’s directors, executive officers and employees. It describes the grant date, position, exercise period and price and the number of options as of March 31, 2013, not including previously issued options which are no longer exercisable as of such date.

		Exercise Period		Exercise Price		Number of Granted Options (1)	Number of Exercised Options	Number of Exercisable Options
Grant Date	Position When Granted	From	To
22-Jul-05	Senior Executive Vice President	23-Jul-08	22-Jul-13	49,200		29,441	0	29,441
23-Aug-05	Employee	24-Aug-08	23-Aug-13	53,000		7,212	0	7,212
24-Mar-06	Chief Audit Executive	25-Mar-09	24-Mar-14	77,900		19,917	0	19,917
24-Mar-06	8 Non-executive Directors	25-Mar-09	24-Mar-14	77,779	(2)	126,710	0	126,710
24-Mar-06	5 Senior Executive Vice Presidents	25-Mar-09	24-Mar-14	76,623	(2)	260,448	0	260,448
24-Mar-06	15 Employees	25-Mar-09	24-Mar-14	77,083	(2)	344,576	0	344,576
28-Apr-06	Employee	29-Apr-09	28-Apr-14	81,900		25,613	0	25,613
27-Oct-06	Employee	28-Oct-09	27-Oct-14	76,600		18,987	0	18,987
8-Feb-07	4 Senior Executive Vice Presidents	9-Feb-10	8-Feb-15	77,100		55,594	0	55,594
8-Feb-07	26 Employees	9-Feb-10	8-Feb-15	77,100		601,904	0	601,904
23-Mar-07	Non-executive Director	24-Mar-10	23-Mar-15	84,500		15,246	0	15,246

						1,505,648	0	1,505,648

(1)	Some numbers of the granted options have been adjusted due to the merger and the early retirement of the grantees.
(2)	Weighted average of the exercise price of all granted options.

Performance Share Agreements

In March 2009, our shareholders approved at the annual general meeting of shareholders the disbursement of a maximum of 250,000 shares of our common stock (or the equivalent monetary amount based on the market value of such shares at the time of disbursement), between September 29, 2008 and September 28, 2011, to our directors as long-term incentive performance shares over the term of their office in accordance with the performance targets set forth in the performance share agreements between us and such directors. In June 2009, we paid ￦24 million, the equivalent monetary amount for 733 shares of our common stock, to our former non-executive director, Kee Young Chung. In March 2010, our shareholders approved at the annual general meeting of shareholders the disbursement of a maximum of 250,000 shares of our common stock (or the equivalent monetary amount based on the market value of such shares at the time of disbursement), between September 29, 2009 and September 28, 2012, to our directors as long-term incentive performance shares over the term of their office in accordance with the performance targets set forth in the performance share agreements between us and such directors. In April 2010, we paid an aggregate of ￦184 million, the equivalent monetary amount for 3,563 shares of our common stock, to our former non-executive directors, Dam Cho and Bo Kyung Byun. In November 2010, we paid ￦110 million, the equivalent monetary amount for 2,149 shares of our common stock, to our former non-executive director, Chee Joong Kim. In January 2011, we paid ￦133 million, the equivalent monetary amount for 2,323 shares of our common stock, to our former non-executive director, Chan Soo Kang. In April 2011, we paid an aggregate of ￦229 million, the equivalent monetary amount for 4,056 shares of our common stock, to our former non-executive directors, Suk Sig Lim and Jacques Kemp. Future disbursements of shares or equivalent monetary amount will be made to such directors upon the completion of their terms based on their performance. In accordance with the best practice guidelines for outside directors of banking institutions announced by the Korea Federation of Banks in January 2010, we have since not entered into any performance share agreements with our non-executive directors.

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

We expect that further actual disbursements under the performance share agreements with our senior management and directors other than non-executive directors will generally be in the form of cash disbursements of equivalent monetary amounts based on the market value of our shares at such time.

Item 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Item 7.A.	Major Shareholders

The following table presents information regarding the beneficial ownership of our shares at December 31, 2012 by each person or entity known to us to own beneficially more than 5% of our issued and outstanding shares.

Except as otherwise indicated, each stockholder identified by name has:

•	sole voting and investment power with respect to its shares; and

•	record and beneficial ownership with respect to its shares.

Beneficial Owner	Number of Shares of Common Stock	Percentage of Total Outstanding Shares of Common Stock (%) (1)
Bank of New York Mellon (2)	35,026,464	9.07%
Korean National Pension Service	33,158,257	8.58%
ING Bank N.V (3).	19,401,044	5.02%

(1)	Calculated based on 386,351,693 shares of our common stock outstanding as of December 31, 2012.
(2)	As depositary bank.
(3)	On February 15, 2013, ING Bank N.V. sold all of its stake in our company.

Other than as set forth above, no other person or entity known by us to be acting in concert, directly or indirectly, jointly or separately, owned 5.0% or more of the issued shares of our common stock or exercised control or could exercise control over us as of December 31, 2012. None of our major stockholders has different voting rights from our other stockholders.

Item 7.B.	Related Party Transactions

As of December 31, 2012, we had an aggregate of ￦5,747 million in loans outstanding to our executive officers and directors and Kookmin Bank’s executive officers and directors. In addition, as of such date, we had loans outstanding to various companies whose directors or executive officers were serving concurrently as our directors or executive officers. See Note 43 of the notes to our consolidated financial statements included elsewhere in this annual report. All of these loans were made in the ordinary course of business, on substantially the same terms, including interest rate and collateral, as those prevailing at the time for comparable transactions with other persons and did not involve more than the normal risk of collectibility or present other unfavorable features.

None of our directors or officers have or had any interest in any transactions effected by us that are or were unusual in their nature or conditions or significant to our business which were effected during the current or immediately preceding year or were effected during an earlier year and remain in any respect outstanding or unperformed.

In December 2002, we formally extended our strategic alliance agreement with ING Bank N.V., replacing its prior investment agreement with H&CB. In August 2003, our board approved and ratified an amended and restated strategic alliance agreement with ING Bank N.V. As a result, subject to the conditions set forth in such strategic alliance agreement, we were required to cause one nominee of ING Bank N.V. to be appointed as a non-executive director and to cause another nominee of ING Bank N.V. to be appointed as an executive director, and ING Groep N.V. was required to maintain certain minimum beneficial ownership levels in our common stock, among other things.

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

In April 2004, we established a new wholly-owned insurance subsidiary, KB Life Insurance Co., Ltd., to which we contributed the acquired assets and liabilities of Hanil Life Insurance. KB Life focuses on bancassurance, and offers life insurance and wealth management products primarily through our branch network. ING Insurance International B.V. purchased a 49% interest in KB Life in January 2005 and subsequently assigned such interest to its affiliate, ING Insurance International II B.V., in December 2011. In February 2013, ING Bank N.V. sold its entire stake in our company and the joint venture agreement between ING Insurance International II B.V. and us was terminated.

In April 2008, Kookmin Bank and KB Asset Management Co., Ltd. entered into an agreement with ING Bank N.V. and ING Insurance International B.V. related to the planned establishment of KB Financial Group through a comprehensive stock transfer. Pursuant to this agreement and subject to certain conditions, ING Bank N.V. and ING Insurance International approved and agreed to support the stock transfer. The parties also agreed, among others, that the stock transfer shall not constitute a change of control or termination event for purposes of various agreements in effect between the parties and that Kookmin Bank and ING Bank N.V. agree to effect an assignment of Kookmin Bank’s rights and obligations under the amended and restated strategic alliance agreement to KB Financial Group. Such assignment was effected in September 2008 pursuant to an assignment and assumption agreement among Kookmin Bank, ING Bank N.V. and KB Financial Group.

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

In March 2013, our amended and restated strategic alliance agreement with ING Bank N.V. was terminated following the sale by ING Bank N.V. of its entire stake in our company in February 2013.

Item 7.C.	Interests of Experts and Counsel

Not applicable.

Item 8.	FINANCIAL INFORMATION

Item 8.A.	Consolidated Statements and Other Financial Information

See “Item 18. Financial Statements” and pages F-1 through F-163.

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

In August 2006, the Korean government filed a lawsuit seeking ￦321 billion in damages for excessive fees paid for lottery operations against Kookmin Bank, Ernst & Young Han Young, Korea Lottery Service Inc. and Kookmin Bank’s and their relevant employees. In April 2009, the Seoul Central District Court dismissed the government’s claim. In May 2009, the government appealed the case to the Seoul High Court, which dismissed the appeal in September 2010. In October 2010, the government appealed the case to the Supreme Court of Korea, which dismissed the appeal in November 2012.

During the first half of 2007, the National Tax Service of Korea completed a tax audit in respect of Kookmin Bank for the fiscal years 2002, 2003, 2004 and 2005, as a result of which Kookmin Bank was assessed ￦190 billion (including residence tax) for tax deficiencies. In addition, during the second half of 2007, the National Tax Service of Korea assessed additional income taxes for prior years amounting to ￦292 billion (including residence tax) for tax deficiencies. Kookmin Bank paid the entire amount of such additional assessments in 2007, but filed an appeal with the National Tax Tribunal with respect to tax assessments made in 2007 amounting to ￦482 billion (including residence tax), which dismissed the appeal in March 2010. In June 2010, Kookmin Bank filed an appeal with the Seoul Administrative Court, which ruled in favor of Kookmin Bank on April 1, 2011. On April 19, 2011, the National Tax Service of Korea appealed this case to the Seoul High Court, which ruled in favor of Kookmin Bank on January 12, 2012. On January 30, 2012, the National Tax Service of Korea appealed this case to the Supreme Court, where it is currently pending.

Since November 2008, certain of Kookmin Bank’s customers have filed lawsuits against it in connection with its sales of foreign currency derivatives products known as “KIKO” (which stands for “knock-in knock-out”), which are intended to operate as hedging instruments against fluctuations in the exchange rate between the Won and the U.S. dollar. Due to the significant depreciation of the Won against the U.S. dollar in 2008 and 2009, customers who have purchased KIKO products from Kookmin Bank are required to make large payments to it. Seven companies filed six lawsuits against Kookmin Bank alleging that the contracts under which the relevant KIKO products were sold should be invalidated and that Kookmin Bank should return payments received thereunder. Four of the lawsuits were dismissed and not appealed. Of the two remaining cases, one was ruled in favor of Kookmin Bank by the Seoul High Court in February 2013. The amount of the other remaining claim, as of March 31, 2013, was approximately ￦4.7 billion and may increase in the event of future depreciation of the Won against the U.S. dollar. Additional lawsuits, as well as motions for preliminary injunctions, may be filed against Kookmin Bank with respect to KIKO products, and the final outcome of such litigation remains uncertain.

In January 2008, the Korea Fair Trade Commission instituted certain amendments to standard loan policy conditions for mortgage loan agreements to require banks to be responsible for the payment of mortgage registration expenses when issuing mortgage loans. Subsequently, the Korea Federation of Banks and 16 banks, including Kookmin Bank, filed a lawsuit against the Korea Fair Trade Commission to prevent the implementation of such amendments. In August 2010, the Supreme Court ruled in favor of the Korea Fair Trade Commission. Since such ruling in August 2010, certain of Kookmin Bank’s customers have filed 118 lawsuits against Kookmin Bank, as of March 31, 2013, alleging that it should return the mortgage registration expenses paid by such customers under mortgage loan agreements that did not reflect the amendments instituted by the Korea Fair Trade Commission in January 2008. As of March 31, 2013, five such lawsuits had been ruled in favor of Kookmin Bank by the trial court, all of which were appealed and were pending in the appellate court, and the remaining 113 lawsuits were pending in the relevant trial courts. The aggregate amount of claimed damages in the 118 lawsuits, as of March 31, 2013, was approximately ￦7 billion. Additional lawsuits may be filed against Kookmin Bank with respect to its mortgage loans, and the final outcome of such litigation remains uncertain.

In July 2010, Fairfield Sentry Limited, or Fairfield, which is currently in liquidation and whose assets were directly or indirectly invested with Bernard L. Madoff Investment Securities LLC, or BLMIS, filed a lawsuit in the Supreme Court of the State of New York against Kookmin Bank, which acted as a nominee for its clients who invested in Fairfield. Fairfield seeks restitution of approximately US$42 million paid to Kookmin Bank in connection with share redemptions on the ground that such payments were made by mistake, based on inflated values resulting from BLMIS’ fraud. The case is currently pending at such court. Fairfield has filed similar actions against numerous other fund investors to seek recovery of redemption payments.

In May 2012, the trustee appointed for the liquidation of BLMIS filed a lawsuit against Kookmin Bank in the United States Bankruptcy Court for the Southern District of New York. The trustee seeks recovery of approximately US$42 million, which amount is alleged to be equal to the amount of funds that were redeemed from Fairfield between June 2004 and January 2006 by Kookmin Bank. The trustee alleges that Fairfield was a “feeder fund” that invested in BLMIS and redemptions from such BLMIS feeder fund are avoidable and recoverable under the U.S. Bankruptcy Code and New York law. The case is currently pending at such court. The trustee has filed similar clawback actions against numerous other institutions.

In November 2012, Kookmin Bank filed a lawsuit against the Export-Import Bank of Korea and other creditor financial institutions comprising the creditors’ committee of a Korean shipbuilding company which is a borrower of Kookmin Bank and is currently in workout. Kookmin Bank voted against extending new credit to such borrower and exercised its right to dissent and appraisal. Kookmin Bank disagreed with the creditors’ committee on the liquidation value of the debt securities of the borrower held by Kookmin Bank and seeks ￦111 billion in damages. In November 2012, the Export-Import Bank of Korea and other creditor financial institutions of the borrower filed a counter lawsuit against Kookmin Bank seeking ￦46 billion in damages in connection with the borrower’s debt restructuring plan. The case is currently pending at the Seoul Central District Court.

Dividends

Dividends must be approved by the stockholders at the annual general meeting of stockholders. Cash dividends may be paid out of retained earnings that have not been appropriated to statutory reserves. See “Item 10.B. Memorandum and Articles of Association—Description of Capital Stock—Dividends and Other Distributions.”

The table below sets forth, for the periods indicated, the dividend per share of common stock and the total amount of dividends declared and paid by us in respect of the years ended December 31, 2010, 2011 and 2012. The dividends set out for each of the years below were paid within 30 days after our annual stockholders meeting, which is held no later than March of the following year.

Fiscal Year	Dividends per Common Share (1)				Dividends per Preferred Share		Total Amount of Cash Dividends Paid
							(in millions of Won)
2010 (2)	￦	120	US$	0.11	—	—	￦ 41,163
2011 (3)		720		0.62	—	—	278,173
2012 (4)		600		0.56	—	—	231,811

(1)	Won amounts are expressed in U.S. dollars at the noon buying rate in effect at the end of the relevant periods as quoted by the Federal Reserve Bank of New York in the United States.
(2)

On February 10, 2011, our board of directors passed a board resolution recommending a cash dividend of ￦120 per common share (before dividend tax), representing 2.4% of the par value of each share, for the fiscal year ended December 31, 2010. This resolution was approved and ratified by our stockholders on March 25, 2011.

(3)

On February 9, 2012, our board of directors passed a board resolution recommending a cash dividend of ￦720 per common share (before dividend tax), representing 14.4% of the par value of each share, for the fiscal year ended December 31, 2011. This resolution was approved and ratified by our stockholders on March 23, 2012.

(4)

On February 7, 2013, our board of directors passed a board resolution recommending a cash dividend of ￦600 per common share (before dividend tax), representing 12.0% of the par value of each share, for the fiscal year ended December 31, 2012. This resolution was approved and ratified by our stockholders on March 22, 2013.

Future dividends will depend upon our revenues, cash flow, financial condition and other factors. As an owner of ADSs, you will be entitled to receive dividends payable in respect of the shares of common stock represented by such ADSs.

For a description of the tax consequences of dividends paid to our stockholders, see “Item 10.E. Taxation—United States Taxation” and “—Korean Taxation—Taxation of Dividends.”

Item 8.B.	Significant Changes

Not applicable.

Item 9.	THE OFFER AND LISTING

Item 9.A.	Offering and Listing Details

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

	KRX KOSPI Market (1)					New York Stock Exchange (2)
	Closing Price Per Common Stock				Average Daily Trading Volume (in thousands of shares)	Closing Price Per ADS				Average Daily Trading Volume (in thousands of shares)
	High		Low			High		Low
2008	￦	71,500	￦	22,800	2,902.4	US$	71.26	US$	14.70	780.0
2009		63,200		26,850	2,390.1		55.07		16.82	533.3
2010		60,400		45,900	1,921.9		52.89		37.81	326.8
2011		62,100		34,600	2,385.3		55.00		29.64	202.3
First Quarter		62,100		54,000	2,055.1		55.00		48.02	212.5
Second Quarter		58,500		48,400	2,093.5		53.72		44.92	151.3
Third Quarter		54,600		34,600	3,459.7		51.87		29.98	246.9
Fourth Quarter		45,000		35,650	1,912.8		41.28		29.64	197.9
2012		45,000		33,000	1,342.3		40.63		28.84	150.1
First Quarter		45,000		35,750	1,734.4		40.63		30.98	179.9
Second Quarter		43,500		35,300	1,296.3		38.21		29.90	143.6
Third Quarter		41,650		33,000	1,284.2		37.07		28.84	131.0
Fourth Quarter		39,250		34,350	1,050.8		36.09		31.87	145.5
October		39,250		37,000	886.6		35.62		33.46	128.7
November		37,250		34,350	1,000.3		34.40		31.87	111.9
December		38,250		35,250	1,304.1		36.09		32.53	198.4
2013 (through April 26)		40,750		34,850	1,489.3		37.45		30.73	181.7
First Quarter		40,750		36,150	1,629.3		37.45		32.16	188.4
January		40,750		37,850	1,172.4		36.12		32.16	175.8
February		39,500		37,200	2,473.2		35.84		34.24	188.8
March		39,250		36,150	1,330.1		37.45		35.32	199.9
April (through April 26)		37,400		34,850	1,062.1		33.19		30.73	161.6

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

Item 9.B.	Plan of Distribution

Not applicable.

Item 9.C.	Markets

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

As of December 31, 2012, the aggregate market value of equity securities listed on the KRX KOSPI Market was approximately ￦1,154.3 trillion. The average daily trading volume of equity securities for 2012 was approximately 486.5 million shares with an average transaction value of ￦4,823.6 billion.

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

The following table sets out movements in KOSPI:

	Opening	High	Low	Closing
1983	122.52	134.46	115.59	121.21
1984	115.25	142.46	115.25	142.46
1985	139.53	163.37	131.40	163.37
1986	161.40	279.67	153.85	272.61
1987	264.82	525.11	264.82	525.11
1988	532.04	922.56	527.89	907.20
1989	919.61	1,007.77	844.75	909.72
1990	908.59	928.82	566.27	696.11
1991	679.75	763.10	586.51	610.92
1992	624.23	691.48	459.07	678.44
1993	697.41	874.10	605.93	866.18
1994	879.32	1,138.75	855.37	1,027.37
1995	1,013.57	1,016.77	847.09	882.94
1996	888.85	986.84	651.22	651.22
1997	653.79	792.29	350.68	376.31
1998	385.49	579.86	280.00	562.46
1999	587.57	1,028.07	498.42	1,028.07
2000	1,059.04	1,059.04	500.60	504.62
2001	520.95	704.50	468.76	693.70
2002	724.95	937.61	584.04	627.55
2003	635.17	822.16	515.24	810.71
2004	821.26	936.06	719.59	895.92
2005	893.71	1,379.37	870.84	1,379.37
2006	1,389.27	1,464.70	1,203.86	1,434.46
2007	1,435.26	2,064.85	1,355.79	1,897.13
2008	1,853.45	1,888.88	938.75	1,124.47
2009	1,157.40	1,723.17	992.69	1,682.77
2010	1,696.14	2,052.97	1,548.78	2,051.00
2011	2,070.08	2,228.96	1,652.71	1,825.74
2012	1,826.37	2,049.28	1,769.31	1,997.05
2013 (through April 26)	2,011.94	2,026.49	1,900.06	1,944.56

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

With certain exceptions, principally to take account of a share being quoted “ex-dividend” and “ex-rights,” permitted upward and downward movements in share prices of any category of shares on any day are limited under the rules of the KRX KOSPI Market to 15% of the previous day’s closing price of the shares, rounded down as set out below:

Previous day’s closing price ￦	Rounded Down to ￦
Less than 5,000	5
5,000 to less than 10,000	10
10,000 to less than 50,000	50
50,000 to less than 100,000	100
100,000 to less than 500,000	500
500,000 or more	1,000

As a consequence, if a particular closing price is the same as the price set by the fluctuation limit, the closing price may not reflect the price at which persons would have been prepared, or would be prepared to continue, if so permitted, to buy and sell shares. Orders are executed on an auction system with priority rules to deal with competing bids and offers.

Due to the deregulation of restrictions on brokerage commission rates, the brokerage commission rate on equity securities transactions may be determined by the parties, subject to commission schedules being filed with the KRX KOSPI Market by the financial investment companies with a brokerage license. In addition, a securities transaction tax will generally be imposed on the transfer of shares or certain securities representing rights to subscribe for shares. An agriculture and fishery special surtax of 0.15% of the sales prices will also be imposed on transfer of these shares and securities on the KRX KOSPI Market. See “Item 10.E. Taxation—Korean Taxation.”

The following table sets forth the number of companies listed on the KRX KOSPI Market, the corresponding total market capitalization at the end of the periods indicated and the average daily trading volume for those periods:

	Market Capitalization on the Last Day of Each Period					Average Daily Trading Volume, Value
Year	Number of Listed Companies	(Billions of Won)		(Millions of US$) (1)		Thousands of shares	(Millions of Won)		(Thousands of US$) (1)
1983	328	￦	3,490	US$	4,666	9,325	￦	5,941	US$	7,944
1984	336		5,149		6,434	14,847		10,642		13,301
1985	342		6,570		7,921	18,925		12,315		14,846
1986	355		11,994		13,439	31,755		32,870		36,830
1987	389		26,172		30,250	20,353		70,185		81,120
1988	502		64,544		81,177	10,367		198,364		249,483
1989	626		95,477		138,997	11,757		280,967		409,037
1990	669		79,020		115,610	10,866		183,692		268,753
1991	686		73,118		101,623	14,022		214,263		297,795
1992	688		84,712		110,691	24,028		308,246		402,779
1993	693		112,665		142,668	35,130		574,048		726,919
1994	699		151,217		185,657	36,862		776,257		953,047
1995	721		141,151		178,266	26,130		487,762		616,016
1996	760		117,370		151,289	26,571		486,834		627,525
1997	776		70,989		82,786	41,525		555,759		648,115
1998	748		137,799		81,297	97,716		660,429		389,634
1999	725		349,504		294,319	278,551		3,481,620		2,931,891
2000	704		188,042		166,703	306,163		2,602,211		2,306,925
2001	689		255,850		200,039	473,241		1,997,420		1,561,705
2002	683		258,681		217,379	857,245		3,041,598		2,308,789
2003	684		355,363		298,123	542,010		2,216,636		1,859,594
2004	683		412,588		398,597	372,895		2,232,108		2,156,418
2005	702		655,075		648,589	467,629		3,157,662		3,126,398
2006	731		704,588		757,621	279,096		3,435,180		3,693,742
2007	745		951,900		1,017,205	363,732		5,539,588		5,919,628
2008	763		592,635		469,600	355,205		5,189,643		4,112,238
2009	770		887,935		763,027	485,657		5,795,426		4,980,172
2010	777		1,141,885		1,009,981	380,859		5,619,768		4,970,607
2011	791		1,041,999		899,438	353,759		6,863,146		5,924,166
2012	784		1,154,294		1,085,679	486,480		4,823,643		4,536,910
2013 (through April 26)	774		1,125,823		1,013,251	395,427		4,059,560		3,653,641

Source:    The KRX KOSPI Market

(1)	Converted at the noon buying rate of the Federal Reserve Bank of New York in effect on the last business day of the period indicated.

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

As the cash deposited with a financial investment company with a brokerage license is regarded as belonging to such financial investment company, which is liable to return the same at the request of its customer, the customer cannot take back deposited cash from such financial investment company if a bankruptcy or reorganization procedure is instituted against such financial investment company and, therefore, can suffer from loss or damage as a result. However, the Depositor Protection Act provides that the Korea Deposit Insurance Corporation will, upon the request of the investors, pay investors an amount equal to the full amount of cash deposited with a financial investment company with a brokerage license prior to August 1, 1998 in case of such financial investment company’s bankruptcy, liquidation, cancellation of securities business license or other insolvency events. However, this indemnification was available only until the end of 2000. From 2001, the maximum amount to be paid to each customer is limited to ￦50 million. Pursuant to the Financial Investment Services and Capital Markets Act, financial investment companies with a dealing and/or brokerage license are required to deposit the cash received from its customers to the extent the amount is not covered by the insurance with the Korea Securities Finance Corporation, a special entity established pursuant to the Financial Investment Services and Capital Markets Act. Set-off or attachment of cash deposits by such financial investment companies is prohibited. The premiums related to this insurance are paid by such financial investment companies.

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

Any single stockholder and persons who stand in a special relationship with that stockholder that acquire more than 4% of the voting stock of a nationwide Korean bank pursuant to the Bank Act will be subject to reporting requirements. In addition, any single stockholder and persons who stand in a special relationship with that stockholder that acquire in excess of 10% of a nationwide bank’s total issued and outstanding shares with voting rights must receive approval from the Financial Services Commission to acquire shares in each instance where the total shareholding would exceed 10%, 25% or 33%, respectively, of the bank’s total issued and outstanding shares with voting rights. See “Item 4.B. Business Overview—Supervision and Regulation—Principal Regulations Applicable to Banks—Restrictions on Bank Ownership.”

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

Under the Investment Rules, with certain exceptions, foreign investors may acquire shares of a Korean company without being subject to any foreign investment ceiling. As one such exception, designated public corporations are subject to a 40% ceiling on the acquisition of shares by foreigners in the aggregate. Designated public corporations may set a ceiling on the acquisition of shares by a single person in their articles of incorporation. Currently, Korea Electric Power Corporation is the only designated public corporation that has set such a ceiling. Furthermore, an investment by a foreign investor in 10% or more of the issued and outstanding shares with voting rights of a Korean company is defined as a foreign direct investment under the Foreign Investment Promotion Act of Korea. Generally, a foreign direct investment must be reported to the Ministry of Knowledge Economy of Korea. The acquisition of shares of a Korean company by a foreign investor may also be subject to certain foreign or other shareholding restrictions in the event that the restrictions are prescribed in a specific law that regulates the business of the Korean company. For a description of such restrictions applicable to Korean banks, see “Item 4.B. Business Overview—Supervision and Regulation—Principal Regulations Applicable to Banks—Restrictions on Bank Ownership.”

Item 9.D.	Selling Shareholders

Not applicable.

Item 9.E.	Dilution

Not applicable.

Item 9.F.	Expenses of the Issue

Not applicable.

Item 10.	ADDITIONAL INFORMATION

Item 10.A.	Share Capital

Not applicable.

Item 10.B.	Memorandum and Articles of Association

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

As of December 31, 2012, our authorized share capital is 1,000,000,000 shares. Pursuant to our articles of incorporation, we are authorized to issue shares with preferred dividend, non-voting shares, class shares with conversion rights, class shares with redemption rights and shares with a combination of all or any of the foregoing characteristics (collectively, “Class Shares”), as well as common shares. Subject to applicable laws and regulations, we are authorized to issue Class Shares up to one-half of all of our issued and outstanding shares.

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

Our articles of incorporation provide that our stockholders may, by special resolution, grant to our and our subsidiaries’ officers, directors and employees stock options exercisable for up to 15% of the total number of our issued and outstanding shares. Our board of directors may also grant stock options to non-director officers and employees exercisable for up to 1% of our issued and outstanding shares, provided that such grant must be approved by a resolution of the subsequent general meeting of stockholders. As of March 31, 2013, our officers, directors and employees held options to purchase 1,505,648 shares of our common stock. Upon their exercise of such stock options, we are required to pay in cash the difference between the exercise price and the market price of our common stock at the date of exercise. See “Item 6.E. Share Ownership—Stock Options.”

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

For information regarding Korean taxes on dividends, see “Item 10.E. Taxation—Korean Taxation.”

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

Required Disclosure of Ownership

Under Korean law, stockholders who beneficially hold more than a certain percentage of our common stock, or who are related to or are acting in concert with other holders of certain percentages of our common stock or our other equity securities, must report the status of their holdings to the Financial Services Commission and other relevant governmental authorities. For a description of such required disclosure of ownership, see “Item

4.B. Business Overview—Supervision and Regulation—Principal Regulations Applicable to Financial Holding Companies—Restrictions on Ownership of a Financial Holding Company” and “Item 9.C. Markets—Reporting Requirements for Holders of Substantial Interests.”

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

In addition, foreign stockholders may appoint a standing proxy among the foregoing and generally may not allow any person other than the standing proxy to exercise rights to the acquired shares or perform any tasks related thereto on their behalf. Certain foreign exchange controls and securities regulations apply to the transfer of shares by non-residents or non-Koreans. See “Item 9.C. Markets” and “Item 10.D. Exchange Controls.” Except as provided in the Financial Holding Company, the ceiling on the aggregate shareholdings of a single stockholder and persons who stand in a special relationship with such stockholder is 10% of our issued and outstanding voting shares. See “Item 4.B. Business Overview—Supervision and Regulation—Principal Regulations Applicable to Financial Holding Companies—Restrictions on Ownership of a Financial Holding Company.”

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

Subject to certain limited exceptions, our subsidiaries will not be permitted to acquire our shares pursuant to the Financial Holding Company Act.

Item 10.C.	Material Contracts

In December 2002, we formally extended our strategic alliance agreement with ING Bank N.V., pursuant to which we agreed to replace the prior investment agreement entered into with the affiliates of ING Bank N.V. and H&CB with this agreement and to enter into joint venture agreements with its affiliates relating to the bancassurance business and KB Asset Management. In August 2003, our board approved and ratified an amended and restated strategic alliance agreement with ING Bank N.V. As a result, subject to the conditions set forth in such strategic alliance agreement, we were required to cause one nominee of ING Bank N.V. to be appointed as a non-executive director and to cause another nominee of ING Bank N.V. to be appointed as an executive director, and ING Groep N.V. was required to maintain certain minimum beneficial ownership levels in our common stock, among other things.

In April 2008, Kookmin Bank and KB Asset Management Co., Ltd. entered into an agreement with ING Bank N.V. and ING Insurance International B.V. related to the planned establishment of KB Financial Group through a comprehensive stock transfer. Pursuant to this agreement and subject to certain conditions, ING Bank N.V. and ING Insurance International approved and agreed to support the stock transfer. The parties also agreed, among others, that the stock transfer shall not constitute a change of control or termination event for purposes of various agreements in effect between the parties and that Kookmin Bank and ING Bank N.V. agree to effect an assignment of Kookmin Bank’s rights and obligations under the amended and restated strategic alliance agreement to KB Financial Group.

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

In March 2013, our amended and restated strategic alliance agreement with ING Bank N.V. was terminated following the sale by ING Bank N.V. of its entire stake in our company in February 2013.

For more details regarding our relationship with ING Groep N.V., see “Item 4.A. History and Development of the Company—History of H&CB” and “Item 7B. Related Party Transactions.”

Item 10.D.	Exchange Controls

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

Item 10.E.	Taxation

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

Subject to certain exceptions for short-term and hedged positions, the U.S. dollar amount of dividends received by an individual with respect to the ADSs will be subject to taxation at reduced rates if the dividends are “qualified dividends.” Dividends paid on the ADSs will be treated as qualified dividends if (i) the ADSs are readily tradable on an established securities market in the United States and (ii) we were not, in the year prior to the year in which the dividend was paid, and are not, in the year in which the dividend is paid, a passive foreign investment company as defined for U.S. federal income tax purposes (“PFIC”). The ADSs are listed on the New York Stock Exchange, and will qualify as readily tradable on an established securities market in the United States so long as they are so listed. Based on our audited financial statements, we believe that we were not a PFIC in our 2011 or 2012 taxable year. In addition, based on our audited financial statements and current expectations regarding our income, assets and activities, we do not anticipate becoming a PFIC for our 2013 taxable year.

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

Foreign Tax Credit Considerations

You should consult your own tax advisers to determine whether you are subject to any special rules that limit your ability to make effective use of foreign tax credits, including the possible adverse impact of failing to take advantage of benefits under the income tax treaty between the United States and Korea. If no such rules apply, you may claim a credit against your U.S. federal income tax liability for Korean taxes withheld from dividends on the common shares or ADSs, so long as you have owned the common shares or ADSs (and not entered into specified kinds of hedging transactions) for at least a 16-day period that includes the ex-dividend date. Instead of claiming a credit, you may, if you so elect, deduct such Korean taxes in computing your taxable income, subject to generally applicable limitations under U.S. tax law. Korean taxes withheld from a distribution of additional shares that is not subject to U.S. tax may be treated for U.S. federal income tax purposes as imposed on “general category” income. Such treatment could affect your ability to utilize any available foreign tax credit in respect of such taxes.

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

You should inquire for yourself whether you are entitled to the benefit of a tax treaty between Korea and the country where you are a resident. It is the responsibility of the party claiming the benefits of an income tax treaty in respect of dividend payments or capital gains to submit to us, the purchaser or the financial investment company, as applicable, a certificate as to his tax residence. In the absence of sufficient proof, we, the purchaser or the financial investment company, as applicable, must withhold tax at the normal rates. Furthermore, in order for you to obtain the benefit of a tax exemption on certain Korean source income (such as dividends or capital gains) under an applicable tax treaty, Korean tax law requires you (or your agent) to submit an application for tax exemption along with a certificate of your tax residency issued by a competent authority of your country of tax residence, subject to certain exceptions. Such application should be submitted to the relevant district tax office by the ninth day of the month following the date of the first payment of such income. In addition, in order to obtain a reduced rate of withholding tax on dividends, you, as a beneficial owner of the dividends, must submit an application for entitlement to a reduced tax rate to the withholding agent prior to the dividend payment date. Subject to certain exceptions, an overseas investment vehicle must submit a report of overseas investment vehicle and a schedule of beneficial owners to the withholding agent prior to the dividend payment date.

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

Item 10.F.	Dividends and Paying Agents

Not applicable.

Item 10.G.	Statements by Experts

Not applicable.

Item 10.H.	Documents on Display

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

Item 10.I.	Subsidiary Information

Not applicable.

Item 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

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

The following chart sets out our risk management governance structure as of the date of this annual report:

Group Risk Management Committee

Our Group Risk Management Committee is a board-level committee that is responsible for overseeing all risks and advising the board of directors with respect to risk management-related issues. The committee consists of one executive director and four non-executive directors (one of whom serves as the chairman of the committee), and its major roles include:

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

Credit Evaluation

Kookmin Bank evaluates the ability of all loan applicants to repay their debts before it approves any loans, except for loans fully guaranteed by letters of guarantee issued by the Credit Guarantee Fund and the Korea Technology Credit Guarantee Fund, for loans fully secured by deposits and for other loans similarly guaranteed or secured. Kookmin Bank assigns each borrower or guarantor a credit rating based on the judgment of its experts or scores calculated using the appropriate credit rating system. Factors that Kookmin Bank considers in assigning credit ratings include both financial factors and non-financial factors, such as its perception of a borrower’s reliability, management and operational risk and risk relating to the borrower’s industry. The credit rating process differs according to the type, size and characteristics of a borrower.

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

For owner-operated enterprises (which we refer to as SOHOs) with total outstanding loans of less than ￦1 billion, Kookmin Bank has put in place a SOHO credit rating system, which adopts simplified credit evaluation modeling procedures. This system consists of a scoring model, a qualitative credit assessment (or QCA) model and a preliminary examination checklist. The scoring model analyzes information with respect to the customer’s personal information and bank transaction history. The QCA model analyzes information about business capability, operating capability, management capability, transaction reliability, documentary reliability and financial stability. The preliminary examination checklist is based on information regarding the customer’s credit delinquencies, loans and outstanding credit card debt. This system classifies customers into 13 possible credit ratings.

For SOHOs with total outstanding loans of ￦1 billion or more, Kookmin Bank has put in place a separate credit rating system known as “SOHO CRS.” For other small- and medium-sized enterprises, Kookmin Bank has put in place a similar credit rating system known as CRS. For large corporations, Kookmin Bank has put in place a similar credit rating system known as LCRS. For financial institutions, certain non-profit organizations and public institutions, Kookmin Bank has put in place a similar credit rating system known as FNP CRS. The SOHO CRS, the CRS, the LCRS and the FNP CRS models consist of the following three parts:

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

On the basis of the standard of review for payment ability and the combination of the scores from our application scoring system and the credit scoring system developed by independent credit bureaus, KB Kookmin Card establishes, among other things, the term of any new approvals, initial limits and differentiation of fee rates with respect to its credit cards. KB Kookmin Card’s systems allow it to differentiate applicants into groups that receive immediate credit card approval or rejection, or that may require it to further investigate that applicant’s credit qualifications. The initial limits of new applicants are based on their estimated disposable income, which is based on their occupation and the value of their personal assets. KB Kookmin Card applies its fee rates to applicants differently according to risk premium and profitability.

Total Exposure Management

We establish and manage total exposure limits for corporations, chaebols and industries, as well as certain small- and medium-sized enterprises, in order to optimize the use of credit availability and avoid excessive risk concentration. We establish total exposure limits for large corporations to which we have exposures (in the form of securities or loans) of over ￦30 billion, small- and medium-sized enterprises to which we have exposures (in the form of securities or loans) of over ￦20 billion and chaebols designated by the Financial Supervisory Service or by Kookmin Bank, by reviewing factors such as their industry, size, cash flows, financial ratios and credit ratings, while establishing exposure limits for industries by peer group, as defined by us, by reviewing the sales growth rate and risk concentration for each industry. The guidelines used to set these total exposure limits are approved by Kookmin Bank’s Risk Management Council after review by the Credit Risk Management Subcommittee.

Kookmin Bank’s maximum exposure limit is within 25% of its Tier I and Tier II capital for a single chaebol, and within 10% of its Tier I and Tier II capital for an individual large corporation.

We manage and control exposure limits on a daily basis. The principal system that we use for this purpose is the Total Exposure Management System. This system allows us to monitor and control our total exposure to large corporations, chaebols and industries. We monitor our exposure to large corporations to which we have an exposure of ￦30 billion or more, individual corporations to which we have an exposure of more than ￦20 billion, and also our exposure to the 53 chaebols, which are comprised of the 34 largest chaebols in Korea designated as such by the Financial Supervisory Service based on their outstanding exposures as well as 19 chaebols selected for monitoring by the Senior Executive Vice President of Kookmin Bank’s Risk Management Division. We also monitor our exposure to industries by peer groups. Our Total Exposure Management System integrates all of our credit-related risk including credit extended by our overseas branches and affiliates. The assets subject to the system include all Won-denominated and foreign currency-denominated loans, all assets in trust accounts except specified money trusts, guarantees, trade-related credits, commercial paper, corporate bonds and other securities and derivatives.

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

Market Risk Management

The major risk to which we are exposed is interest rate risk on debt instruments and interest bearing securities and, to a lesser extent, stock price risk and foreign exchange risk. The financial instruments that expose us to these risks are securities and financial derivatives. We are not exposed to commodity risk, the other recognized form of market risk, as we currently do not engage in commodities trading. We are also exposed to interest rate risk and liquidity risk in Kookmin Bank’s banking book. We divide market risk into risks arising from trading activities and risks arising from non-trading activities.

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

Kookmin Bank’s Asset Liability Management Committee is responsible for day-to-day interest rate and liquidity risk management for its non-trading activities. The committee meets on a regular basis and as required to respond to developments in the market and the economy. Members of the Asset Liability Management Committee, acting through Kookmin Bank’s Financial Planning Department, review Kookmin Bank’s interest rate and liquidity gap position monthly, formulate a view on interest rates, establishing strategies with respect to deposit and lending rates and review the business profile and its impact on asset and liability management.

To ensure adequate interest rate and liquidity risk management, we have assigned the responsibilities for our asset and liability management risk control to Kookmin Bank’s Risk Management Department in Kookmin Bank’s Risk Management Group, which monitors and reviews the asset and liability management risk procedures and activities of Kookmin Bank’s Financial Planning Department, and independently reports to the management on the related issues.

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

•

to hedge interest rate risk and foreign exchange risk arising from our foreign currency-denominated asset and liability positions as well as our trading activities, the Trading Department and the Fund Management Department of Kookmin Bank use interest rate swaps, cross-currency interest rate swaps, foreign exchange forwards and futures, Euro-dollar futures and currency options; and

•

to change the interest rate characteristics of certain assets and liabilities after the original investment or funding, we use swaps. For example, depending on the market situation, we may choose to obtain fixed rate funding instead of floating rate funding if we believe that the terms are more favorable, which we can achieve by entering into interest rate swaps.

We generally manage our market risk at the portfolio level. To control our exposure to market risk, we use EC limits set by Kookmin Bank’s Risk Management Council for Kookmin Bank and at the group level within Kookmin Bank, VaR, position and stop loss limits set by Kookmin Bank’s Risk Management Council for Kookmin Bank and at the group level within Kookmin Bank, and VaR, position, stop loss and sensitivity limits (PVBP, Delta, Gamma, Vega) set by Kookmin Bank’s Market Risk Management Subcommittee at the department level within Kookmin Bank. We prepared our risk control and management guidelines for derivative trading based on the regulations and guidelines promulgated by the Financial Supervisory Service.

In addition, we have implemented internal processes which include a number of key controls designed to ensure that fair value is measured appropriately, particularly where a fair value model is internally developed and used to price a significant product. See “Item 5.A. Operating Results—Critical Accounting Policies—Valuation of Financial Instruments” and Notes 3.3 and 6 of the notes to our consolidated financial statements. For example, each year, Kookmin Bank’s Risk Management Department reviews the existing pricing and valuation models, with a focus on their underlying modeling assumptions and restrictions, to assess the appropriateness of their continued use. In consultation with Kookmin Bank’s Trading Department, the Risk Management Department recommends potential valuation models to Kookmin Bank’s Fair Value Evaluation Committee. Upon approval by Kookmin Bank’s Fair Value Evaluation Committee, the selected valuation models are reported to its Market Risk Management Subcommittee.

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

Value at Risk analysis. We use VaR to measure market risk. VaR is a statistically estimated maximum amount of loss that could occur over a given period of time at a given level of confidence. VaR is a commonly used market risk management technique. However, this approach does have some shortcomings. VaR estimates possible losses over a certain period at a particular confidence level using past market movement data. Past market movement, however, is not necessarily a good indicator of future events, as there may be conditions and circumstances in the future that the model does not anticipate. As a result, the timing and magnitude of the actual losses can be different depending on the assumptions made at the time of calculation. In addition, the time periods used for the model, generally one or ten days, are assumed to be a sufficient holding period before liquidating the relevant underlying positions. If these holding periods are not sufficient, or too long, the VaR results may understate or overstate the potential loss. Different VaR methodologies and distributional assumptions could produce a materially different VaR. VaR is most appropriate as a risk measure for trading positions in liquid capital markets and will understate the risk associated with severe events, such as a period of extreme illiquidity.

We use a 99% single tail confidence level to measure VaR, which means the actual amount of loss may exceed the VaR, on average, once out of 100 business days. Until 2011, we used the “variance-covariance method” or parametric VaR (“PVaR”) methodology to measure our daily VaR, which took into account the diversification effects among different risk categories as well as within the same risk category. In 2012, we received authorization from the Financial Services Commission to use a historical simulation VaR (“HSVaR”)

methodology, which we believe to be more accurate and responsive in reflecting market volatilities, to measure market risk. Our ten-day HSVaR method, which is computed using a full valuation and is computationally intensive, uses an archive of historic price data and the VaR for a portfolio is estimated by creating a hypothetical time series of returns on that portfolio, obtained by running the portfolio through actual ten-day historical data and computing the changes that would have occurred in each ten-day period.

The following table shows Kookmin Bank’s ten-day HSVaRs (at a 99% confidence level for a ten-day holding period) as of December 31, 2011 and 2012 for interest risk, stock price risk and foreign exchange risk relating to its trading activities. The following figures were calculated on a non-consolidated basis.

	As of December 31,
	2011		2012
	(in billions of Won)
Risk categories:
Interest risk	￦	18.8	￦	4.7
Stock price risk		25.3		4.3
Foreign exchange risk		36.2		11.2
Less: diversification		(62.6)		(12.2)

Diversified VaR for overall trading activities	￦	17.7	￦	8.0

In 2012, the average, high, low and ending amounts of ten-day HSVaR (at a 99% confidence level for a ten-day holding period) for Kookmin Bank relating to its trading activities were as follows.

	Trading activities VaR for 2012
	Average		Minimum		Maximum		As of December 31, 2012
	(in billions of Won)
Interest risk	￦	12.1	￦	4.7	￦	18.6	￦	4.7
Stock price risk		2.8		0.3		5.6		4.3
Foreign exchange risk		26.6		9.6		39.2		11.2
Less: diversification								(12.2)

Diversified VaR for overall trading activities		18.3		6.9		27.5	￦	8.0

In 2011, the average, high and low amounts of ten-day HSVaR (at a 99% confidence level for a ten-day holding period) measured as of the end of each quarter, as well as the year-end amounts of ten-day HSVaR, for Kookmin Bank relating to its trading activities were as follows.

	Trading activities VaR for 2011
	Average (1)		Minimum (2)		Maximum (3)		As of December 31, 2011
	(in billions of Won)
Interest risk	￦	17.6	￦	13.7	￦	23.2	￦	18.8
Stock price risk		22.0		1.6		57.2		25.3
Foreign exchange risk		21.7		12.8		36.2		36.2
Less: diversification								(62.6)

Diversified VaR for overall trading activities		19.7		8.2		39.5	￦	17.7

(1)	The average of the amounts measured as of the end of each quarter in 2011.
(2)	The lowest of the amounts measured as of the end of each quarter in 2011.
(3)	The highest of the amounts measured as of the end of each quarter in 2011.

Standardized Method. Market risk for positions not measured by VaR are measured using the standardized method for measuring market risk-based required equity capital specified by the Financial Supervisory Service, which takes into account certain risk factors. Under the standardized method, the required equity capital is measured using the risk-weighted values for each risk factor. The method used to measure the market risk-based required equity capital for each risk factor is as follows:

•	Interest rate risk:

•

General market risk: General market risk relates to the risk of losses from macroscopic events which could have an impact on interest rates, stock prices, exchange rates, and market prices of general commodities. General market interest rate risk of a debt security is calculated on its net position, taking into consideration the remaining maturity and coupon rate.

•

Specific risk: Specific risk relates to the risk of loss from changes in credit risk of issuers of debt securities or equities, excluding changes in general market prices. Specific interest rate risk of a debt security is measured by multiplying the interest rate position appraised based on the market price of such security by the risk-weighted value applicable to the type of debt security, credit rating and the remaining maturity.

•	Equity risk: General and specific equity risk are calculated by multiplying the bought or sold position by the relevant risk-weighted values.

•	Foreign exchange risk: Foreign exchange risk is measured by multiplying the larger of the absolute values among the net bought or sold positions of each currency by the relevant risk-weighted values.

•	Option risk: Option risk is measured using the delta, gamma and vega of the option.

The standardized method is used to measure the market risk of the positions for which the Financial Supervisory Service has not approved the use of the VaR method. In addition, we use the standardized method for positions which are held by subsidiaries or for which measuring VaR is difficult due to the lack of daily position data. See Note 4.4.2 of the notes to our consolidated financial statements included elsewhere in this annual report.

Starting from January 1, 2012, the market risks of trading positions held by bond-type private equity funds that are consolidated in our financial statements are measured using VaR, whereas the standardized method was used to measure such market risks up to December 31, 2011. Accordingly, the required equity capital measured using the standardized method included the market risks of trading positions held by bond-type private equity funds prior to 2012 but no longer includes such market risks of bond-type private equity funds from 2012 onwards. The following table shows Kookmin Bank’s required equity capital measured using the standardized method as of December 31, 2011 and 2012, in each case excluding the market risks of trading positions held by bond-type private equity funds in accordance with the new methodology adopted in 2012.

	As of December 31,
	2011		2012
	(in millions of Won)
Risk categories:
Interest risk	￦	886	￦	578
Stock price risk		3,781		4,567
Foreign exchange risk		9,561		9,081

Total	￦	14,228	￦	14,226

Back-Testing. We conduct back testing on a daily basis to validate the adequacy of our market risk model. In back testing, we compare both the actual and hypothetical profit and loss with the VaR calculations and analyze any results that fall outside our predetermined confidence interval of 99%.

Stress testing. In addition to VaR, which assumes normal market situations, we use stress testing to assess our market risk exposure to abnormal market fluctuations. Abnormal market fluctuations include significant declines in the stock market and significant increases in the general level of interest rates. This is an important way to supplement VaR, as VaR is a statistical expression of possible loss under a given confidence level and holding period. It does not cover potential loss if the market moves in a manner that is outside our normal expectations. Stress testing projects the anticipated change in value of holding positions under certain scenarios assuming that no action is taken during a stress event to change the risk profile of a portfolio. According to Kookmin Bank’s stress testing, we estimate that as of December 31, 2012, Kookmin Bank’s trading portfolio could have lost ￦188 billion for an assumed short-term extreme decline of approximately 25% in the equity market and an approximate 86 basis point increase in interest rates under an abnormal stress environment.

We monitor the impact of market turmoil or any abnormality by conducting stress tests and confirming that the results are within our market risk limits. If the impact is large, Kookmin Bank’s chief risk officer may request that our portfolio be restructured or other appropriate action be taken.

Interest Risk

Interest risk from trading activities arises mainly from our trading of Won-denominated debt securities. Our trading strategy is to benefit from short-term movements in the prices of debt securities arising from changes in interest rates. As our trading accounts are marked-to-market daily, we manage the interest risk related to our trading accounts using market value-based tools such as VaR and sensitivity analysis. As of December 31, 2012, the VaR of Kookmin Bank’s interest risk from trading was ￦4.7 billion and the weighted average duration, or weighted average maturity, of its Won-denominated debt securities at fair value through profit or loss was approximately 1.56 years.

Foreign Exchange Risk

Foreign exchange risk arises because we have assets and liabilities that are denominated in currencies other than Won, as well as off-balance sheet items such as foreign exchange forwards and currency swaps.

Prior to August 2010, assets and liabilities denominated in U.S. dollars, Japanese yen, and Euro typically accounted for the majority of our foreign currency assets and liabilities. Beginning in August 2010, the Kazakhstan tenge has accounted for the majority of our foreign currency assets and liabilities. Until August 2010, our investment in JSC Bank CenterCredit, a Kazakhstan Bank, was fully hedged against currency risk. See “Item 4.B. Business Overview—Capital Markets Activities and International Banking—International Banking.” However, in August 2010, we decided to discontinue such currency hedge as the value of the Won had remained relatively stable against the Kazakhstan tenge for a prolonged period of time.

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

The following table shows Kookmin Bank’s non-consolidated net open positions at the end of 2010, 2011 and 2012. Positive amounts represent long positions and negative amounts represent short positions. The net open positions held by subsidiaries other than Kookmin Bank are not significant.

	As of December 31, (1)
	2010		2011		2012
	(in millions of US$)
Currency:
U.S. dollars	US$	(30.3)	US$	(83.7)	US$	(72.0)
Japanese yen		(6.9)		(15.1)		(8.3)
Euro		1.8		(3.3)		(4.8)
Kazakhstan tenge		296.5		338.3		314.5
Others		12.9		(20.2)		25.4

Total	US$	274.0	US$	216.0	US$	254.8

(1)	Amounts prepared on a non-consolidated basis.

Equity Price Risk

Equity price risk results from our equity trading portfolio in Won since we do not have any trading exposure to shares denominated in foreign currencies other than foreign equity index futures.

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

As of December 31, 2012, Kookmin Bank’s equity trading position was ￦153 billion.

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

The following table shows Kookmin Bank’s interest rate gap for Won-denominated accounts and foreign currency-denominated accounts as of December 31, 2012.

	As of December 31, 2012
	0-3 Months		3-6 Months		6-12 Months		1-3 Years		Over 3 Years		Total
	(in billions of Won, except percentages)
Won-denominated Interest earning assets:
Loans	￦	80,015	￦	49,019	￦	32,545	￦	8,697	￦	11,016	￦	181,292
Securities		3,860		1,625		4,358		14,443		5,521		29,807
Others		8,001		134		82		294		15		8,526

Total	￦	91,876	￦	50,778	￦	36,985	￦	23,434	￦	16,552	￦	219,625

Interest bearing liabilities:
Deposits	￦	77,010	￦	35,257	￦	48,977	￦	16,661	￦	12,104	￦	190,009
Borrowings		4,431		—		—		—		—		4,431
Others		8,113		104		710		5,524		3,858		18,309

Total	￦	89,554	￦	35,361	￦	49,687	￦	22,185	￦	15,962	￦	212,749

Sensitivity gap		2,322		15,417		(12,702)		1,249		590		6,876
Cumulative gap		2,322		17,739		5,037		6,286		6,876
% of total assets		1.1%		8.1%		2.3%		2.9%		3.1%
Foreign currency-denominated Interest earning assets:
Due from banks	￦	704	￦	9	￦	10	￦	—	￦	—	￦	723
Loans		4,703		646		454		380		9		6,192
Securities		276		63		—		214		113		666
Others		4,421		1,373		255		47		—		6,096

Total	￦	10,104	￦	2,091	￦	719	￦	641	￦	122	￦	13,677

Interest bearing liabilities:
Deposits	￦	1,676	￦	2,042	￦	1,046	￦	127	￦	—	￦	4,891
Borrowings		4,794		1,229		589		48		118		6,778
Others		1,748		262		329		339		—		2,678

Total	￦	8,218	￦	3,533	￦	1,964	￦	514	￦	118	￦	14,347

Sensitivity gap		1,886		(1,442)		(1,245)		127		4		(670)
Cumulative gap		1,886		444		(801)		(674)		(670)
% of total assets		13.8%		3.2%		(5.9)%		(4.9)%		(4.9)%

Duration Gap Analysis. We also perform duration gap analysis to measure and manage interest rate risk. Duration gap analysis is a more long-term risk indicator than interest rate gap analysis, as interest rate gap analysis focuses more on accounting income as opposed to the market value of the assets and liabilities. We emphasize duration gap analysis because, in the long run, our principal concern with respect to interest rate fluctuations is the net asset value rather than net interest revenue changes. In 2012, our asset and liability duration gap was negative and it moved between (-)0.007 years and (+)0.046 years. Accordingly, our net asset value would have declined between ￦16 billion and ￦103 billion if interest rates had decreased by one percentage point.

For duration gap analysis we use or assume the same maturities for different assets and liabilities that we use or assume for our interest rate gap analysis.

The following table shows duration gaps and net asset value changes when interest rates decrease by one percentage point as of the specified dates on a non-consolidated basis.

Won denominated	Asset Duration	Liability Duration	Duration Gap	Net Asset Value Change
Date	(in years)	(in years)	(in years)	(in billions of Won)
June 30, 2012	0.707	0.727	(0.007)	(16)
December 31, 2012	0.806	0.772	0.046	(103)

Foreign-currency denominated	Asset Duration	Liability Duration	Duration Gap	Net Asset Value Change
Date	(in years)	(in years)	(in years)	(in billions of Won)
June 30, 2012	0.301	0.334	(0.050)	(7)
December 31, 2012	0.343	0.329	0.003	—

We set interest rate risk limits using historical interest rate volatility of financial bonds and duration gaps with respect to expected asset and liability positions based on our annual business plans. The Financial Planning Department in Kookmin Bank’s Financial Management Group submits interest rate gap analysis reports, duration gap analysis reports, sensitivity reports and interest rate risk limit compliance reports monthly to Kookmin Bank’s Asset Liability Management Committee and quarterly to Kookmin Bank’s Risk Management Committee.

The following table summarizes Kookmin Bank’s interest rate risk, taking into account asset and liability durations as of December 31, 2012.

	As of December 31, 2012
	3 Months or Less		3-6 Months		6-12 Months		1-3 Years		Over 3 Years		Total
	(in billions of Won, except percentages and maturities in years)
Won-denominated:
Asset position	￦	91,876	￦	50,778	￦	36,985	￦	23,434	￦	16,552	￦	219,625
Liability position		89,554		35,361		49,687		22,185		15,962		212,749
Gap		2,322		15,417		(12,702)		1,249		590		6,876
Average maturity		0.241		0.476		0.934		2.576		4.529
Interest rate volatility		0.51%		0.91%		1.24%		1.69%		1.88%
Amount at risk		12		53		(111)		73		149		176

Foreign currency-denominated:
Asset position	￦	10,104	￦	2,091	￦	719	￦	641	￦	122	￦	13,677
Liability position		8,218		3,533		1,964		514		118		14,347
Gap		1,886		(1,442)		(1,245)		127		4		(670)
Average maturity		0.249		0.495		0.965		2.749		4.993
Interest rate volatility		0.06%		0.02%		0.20%		0.67%		0.09%
Amount at risk		—		—		—		3		1		4

Interest Rate VaR Analysis. Interest rate VaR is the estimated maximum possible loss on net non-trading assets due to unfavorable changes in interest rates. We calculate interest rate VaR based on interest earning assets and interest bearing liabilities, excluding trading positions, at a 99.94% confidence level. In 2012, we changed our method of calculating the interest rate impact from the previous internal simulation method of applying probable interest rate scenarios to a historical simulation method which uses actual historical price, volatility and yield changes in comparison with the current position to generate hypothetical portfolios and calculate a distribution of position and portfolio market value changes. The previous internal simulation method used extreme values in applying hypothetical interest rates to each maturity period, which we believe may result in exaggerated interest rate VaR values. Accordingly, we believe that the change in our interest rate VaR methodology to a historical simulation method will allow us to benefit from more sophisticated risk measurements using practical scenarios. Using the historical simulation method, Kookmin Bank’s interest rate VaR was ￦424 billion as of December 31, 2011 and ￦179 billion as of December 31, 2012, respectively. See Note 4.4.3 of the notes to our consolidated financial statements included elsewhere in this annual report.

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

We manage liquidity risk within the limits set on Won and foreign currency accounts in accordance with the regulations of the Financial Services Commission. The Financial Services Commission requires Korean banks, including Kookmin Bank, to maintain a Won liquidity ratio of at least 100.0% and a foreign liquidity ratio of at least 85.0%. The Financial Services Commission defines the Won liquidity ratio as Won liquid assets due within one month divided by Won liabilities due within one month. The Won liquid assets and Won liabilities included in the calculation of Won liquidity ratio are determined in accordance with the “Standards for Calculation of Liquidity Ratio of Korean Won Currency” under the “Detailed Regulations on Supervision of Banking Business.”

Kookmin Bank’s Fund Management Department is responsible for daily liquidity risk management of its Won and foreign currency exposure. It reports monthly plans for funding and operations to the Asset Liability Management Committee of Kookmin Bank, which discusses factors such as interest rate movements and maturity structures of its deposits, loans and securities.

The following table shows Kookmin Bank’s liquidity status and limits for Won and foreign currency accounts as of December 31, 2012 in accordance with Financial Services Commission regulations:

Won accounts:	1 Month or Less
(in billions of Won, except percentages)
Assets (A)	￦ 51,730
Liabilities (B)	39,174
Liquidity gap	12,556
Liquidity ratio (A/B)	132.05%
Limit	100%

	7 Days or Less		1 Month or Less		3 Months or Less
	(in millions of US$, except percentages)
Foreign currency assets	US$	3,895	US$	8,117	US$	14,391
Foreign currency liabilities		3,271		6,529		11,991
Maturity gap		624		1,588		2,400
Cumulative gap (A)		624		1,588		2,400
Total assets (B)		31,202		31,202		31,202
Liquidity gap ratio (A/B)		2.00%		5.09%		120.01	% (1)
Limits		(3.00)%		(10.00)%		85.00%

(1)	Liquidity ratio.

The Financial Planning Department in Kookmin Bank’s Financial Management Group reports whether we are complying with these limits monthly to Kookmin Bank’s Asset Liability Management Committee and quarterly to Kookmin Bank’s Risk Management Committee.

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

Internal Control

To monitor and control operational risks, we maintain a system of comprehensive policies and have put in place a control framework designed to provide a stable and well-managed operational environment throughout our organization. Each of our subsidiaries establishes its own internal control system in accordance with the group-level internal control principles. Our Compliance Supporting Department is responsible for monitoring and advising our subsidiaries regarding their internal control systems. Our Audit Committee, which consists of five non-executive directors, is an independent authority that evaluates the effectiveness and efficiency of our group-wide internal control systems and business processes and monitors our subsidiaries’ compliance with such systems and processes, as well as reviews the reliability of our financial statements to secure the transparency and stability of our management (including through the activities of our independent auditors). In particular, we have established group-wide internal guidelines with respect to our subsidiaries’ reporting requirements. Our subsidiaries review their operations and their level of compliance with internal control systems and business processes on a periodic basis and, as part of this process, they are required to report any problems discovered and any remedial actions taken to our chief compliance officer, who is responsible for reporting to our Audit Committee. Based on the results of these reports, or on an ad hoc basis in response to any problem or potential problem that it identifies, the Audit Committee may direct a subsidiary to conduct an audit of its operations or, if it chooses to do so, conduct its own audit of those operations. The Audit Committee interacts on a regular basis with our Audit Department, Compliance Supporting Department and our independent auditors. In carrying out these duties, the Audit Committee ultimately protects our property for the benefit of our shareholders, investors and customers by independently monitoring our management.

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

We currently test our disaster recovery systems on a quarterly basis, with the comprehensive testing including our branches and the main IT center’s disaster recovery system. Our disaster recovery capabilities involve a number of operations other than our core banking operations, including credit card and call center transactions. Internally, our IT Security Management Department monitors all of our computerized network processes and IT systems. This department monitors and reports on any unusual delays or irregularities reported by our branches. In addition, our IT Planning Department is responsible for the daily monitoring of our entire information security system. Our business operations, other than our core banking and credit card operations, regularly conduct joint IT security assessments with respect to such operations and have implemented measures to identify and respond collectively to security breach attempts, such as hacking attempts.

In 2009, Kookmin Bank obtained ISO 27001 certification, which relates to information security. In 2011, Kookmin Bank also obtained ISO 20000 certification, which relates to IT service management, and BS 25999 certification, which relates to business continuity management. Kookmin Bank is the first Korean bank to have obtained all three such international certifications.

Item 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Fees and Charges

Under the terms of the deposit agreement, as a holder of our ADSs, you are required to pay the following service fees to the depositary:

Services	Fees
Issuance of ADSs	Up to $5.00 per 100 ADSs (or portion thereof) issued

Delivery of deposited shares against surrender of ADSs	Up to $5.00 per 100 ADSs (or portion thereof) surrendered

Distribution of cash dividends or other cash distributions	Up to $0.02 per ADS (or portion thereof) held

Distribution of ADSs pursuant to stock dividends, free stock distributions or exercise of rights.	Up to $5.00 per 100 ADSs (or portion thereof) held

Distribution of securities other than ADSs or rights to purchase additional ADSs	A fee equivalent to the fee that would be payable if securities distributed had been shares and such shares had been deposited for issuance of ADSs.

Depositary Services	Up to $0.02 per ADS (or portion thereof) held on the applicable record date(s) established by the depositary

As a holder of our ADSs, you are also responsible for paying certain fees and expenses incurred by the depositary and certain taxes and governmental charges such as:

•	Fees for the transfer and registration of shares charged by the registrar and transfer agent for the shares in Korea (i.e., upon deposit and withdrawal of shares).

•	Expenses incurred for converting foreign currency into U.S. dollars.

•	Expenses for cable, telex and fax transmissions and for delivery of securities.

•	Taxes and duties upon the transfer of securities (i.e., when shares are deposited or withdrawn from deposit).

•	Fees and expenses incurred in connection with the delivery or servicing of shares on deposit or other deposited securities.

Depositary fees payable upon the issuance and surrender of ADSs are typically paid to the depositary by the brokers (on behalf of their clients) receiving the newly issued ADSs from the depositary and by the brokers (on behalf of their clients) delivering the ADSs to the depositary for surrender. The brokers in turn charge these fees to their clients. Depositary fees payable in connection with distributions of cash or securities to ADS holders and the depositary services fee are charged by the depositary to the holders of record of ADSs as of the applicable ADS record date.

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

Fees and Payments from the Depositary to Us

In 2012, we received the following payments from the depositary:

Reimbursement of listing fees:	$38,000
Reimbursement of settlement infrastructure fees (including DTC fees):	$49,529
Reimbursement of expenses related to proxy process (printing, postage and distribution) and ADS holders identification:	$45,982
Reimbursement of legal fees:	$315,207
Reimbursement of expenses related to our investor relations activities (investor conferences and investor relations agency fees, etc.):	$1,017,041

In addition, as part of its service to us, the depositary waives its fees for the standard costs and operating expenses associated with the administration of the ADS facility.

Item 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

Item 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

Item 15.	CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

We have evaluated, with the participation of our chief executive officer and chief financial officer, the effectiveness of our disclosure controls and procedures as of December 31, 2012. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon our evaluation, our chief executive officer and chief financial officer concluded that our disclosure controls and procedures as of December 31, 2012 were effective to provide reasonable assurance that information required to be disclosed by us in the reports that we file or submit under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported, within the time periods specified in the applicable rules and forms, and that it is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding required disclosure.

Management’s Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. Under the supervision and with the participation of our management, including our chief executive officer and chief financial officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS as issued by the IASB. Our internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS as issued by the IASB, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements. Because of its inherent limitations, internal control over financial reporting is not intended to provide absolute assurance that a misstatement of our financial statements would be prevented or detected. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Based on our evaluation, our management concluded that our internal control over financial reporting was effective as of December 31, 2012. The effectiveness of our internal control over financial reporting as of December 31, 2012 has been audited by Samil PricewaterhouseCoopers, an independent registered public accounting firm, as stated in its report included herein which expressed an unqualified opinion on the effectiveness of our internal control over financial reporting as of December 31, 2012.

Attestation Report of the Registered Public Accounting Firm

The attestation report of our independent registered public accounting firm is furnished in Item 18 of this Form 20-F.

Changes in Internal Control Over Financial Reporting

There has been no change in our internal control over financial reporting during 2012 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 16.	[RESERVED]

Item 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that each of Young Jin Kim, Jong Cheon Lee and Seung Hee Koh, our non-executive directors and members of our Audit Committee, qualifies as an “audit committee financial expert” and is independent within the meaning of this Item 16A.

Item 16B.	CODE OF ETHICS

We have adopted a code of ethics, as defined in Item 16B of Form 20-F under the Exchange Act. Our code of ethics applies to our chief executive officer and chief financial officer, as well as to our non-executive directors, non-standing directors and other officers and employees. Our code of ethics is available on our website at http://www.kbfg.com. If we amend the provisions of our code of ethics that apply to our chief executive officer and chief financial officer and persons performing similar functions, or if we grant any waiver of such provisions, we will disclose such amendment or waiver on our website at the same address.

Item 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

Audit and Non-audit Fees

The following table sets forth the fees billed to us by independent registered public accounting firm Samil PricewaterhouseCoopers during the fiscal years ended December 31, 2011 and 2012:

	Year Ended December 31,
	2011		2012
	(in millions of Won)
Audit fees	￦	5,018	￦	5,186
Audit-related fees		93		121
Tax fees		—		7
All other fees		—		—

Total fees	￦	5,111	￦	5,314

Audit fees in the above table are the aggregate fees billed by Samil PricewaterhouseCoopers in connection with the audits of:

•	our annual financial statements and the review of our interim financial statements; and

•	our special purpose entities in connection with the Korean Securities and Exchange Act or the Financial Investment Services and Capital Markets Act.

Audit-related fees in the above table are fees billed by Samil PricewaterhouseCoopers in connection with attestation of our financial statements under IFRS and our financial debenture offering services. Tax fees in the above table are fees billed by Samil PricewaterhouseCoopers in connection with tax filing services for our subsidiaries.

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

Not applicable.

Item 16E.	PURCHASE OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Neither we nor any “affiliated purchaser,” as defined in Rule 10b-18(a)(3) of the Exchange Act, purchased any of our equity securities during the period covered by this annual report.

Item 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

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

NYSE Corporate Governance Standards	KB Financial Group

Director independence Listed companies must have a majority of independent directors.	The majority of our board of directors is independent (as defined in accordance with the New York Stock Exchange’s standards), as nine out of twelve directors are non-executive directors.

Executive Session Listed companies must hold meetings solely attended by non-management directors to more effectively check and balance management directors.	Our non-executive directors hold monthly executive sessions in accordance with the Regulation of the Board of Directors.

Nomination/Corporate Governance Committee Listed companies must have a nomination/corporate governance committee composed entirely of independent directors.	Our Non-executive Director Nominating Committee is generally composed of four non-executive directors and our chief executive officer.

Compensation Committee Listed companies must have a compensation committee composed entirely of independent directors.	We maintain an Evaluation and Compensation Committee composed of five non-executive directors.

Audit Committee Listed companies must have an audit committee that satisfies the requirements of Rule 10A-3 under the Exchange Act.	We maintain an Audit Committee composed of five non-executive directors. Accordingly, we are in compliance with Rule 10A-3 under the Exchange Act.

Audit Committee Additional Requirements Listed companies must have an audit committee that is composed of more than three directors.	Our Audit Committee has five members, as described above.

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

Matters related to the performance share agreements or ESOP are not subject to shareholders’ approval under Korean law.

Corporate Governance Guidelines Listed companies must adopt and disclose corporate governance guidelines.	We have adopted, but have not disclosed, corporate governance guidelines.

Item 16H.	MINE SAFETY DISCLOSURE

Not applicable.

Item 17.	FINANCIAL STATEMENTS

Not Applicable.

Item 18.	FINANCIAL STATEMENTS

Reference is made to Item 19(a) for a list of all financial statements filed as part of this annual report.

Item 19.	EXHIBITS

(a)	List of Financial Statements:

(b)	Exhibits

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

Number	Description

1.1*	Articles of Incorporation of KB Financial Group (translation in English).

2.1***	Form of Share Certificate of KB Financial Group’s common stock, par value ￦5,000 per share (translation in English).

2.2****	Form of Amended and Restated Deposit Agreement among KB Financial Group, The Bank of New York Mellon, as depositary, and all owners and holders from time to time of American depositary shares evidenced by American depositary receipts issued thereunder, including the form of American depositary receipt.

8.1*****	List of subsidiaries of KB Financial Group.

Number	Description

11.1**	Code of Ethics.

12.1	Section 302 certifications.

13.1	Section 906 certifications.

*	Incorporated by reference to the registrant’s filing on Form 20-F (No. 000-53445), filed on April 30, 2012.
**	Incorporated by reference to the registrant’s filing on Form 20-F (No. 000-53445), filed on June 23, 2010.
***	Incorporated by reference to the registrant’s filing on Form 20-F (No. 000-53445), filed on June 15, 2009.
****	Incorporated by reference to the registrant’s filing on Form F-6 (No. 333-184696), filed on November 1, 2012.
*****	Incorporated by reference to Note 41 of the consolidated financial statements of the registrant included in this annual report.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

KB FINANCIAL GROUP INC.
(Registrant)

/s/ Yoon-Dae Euh
(Signature)

Yoon-Dae Euh
Chairman and Chief Executive Officer
(Name and Title)

Date: April 30, 2013

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of KB Financial Group Inc.:

In our opinion, the accompanying consolidated statements of financial position and the related consolidated statements of comprehensive income, of changes in equity and of cash flows present fairly, in all material respects, the financial position of KB Financial Group Inc. (the “Company”) and subsidiaries as of December 31, 2012 and 2011 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2012 in conformity with International Financial Reporting Standards (IFRSs) as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the “Management’s Annual Report on Internal Control over Financial Reporting” appearing on page 206 of the 2012 Annual Report on Form 20-F. Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our integrated audits.

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

/s/ Samil PricewaterhouseCoopers

Seoul, Korea

April 30, 2013

KB FINANCIAL GROUP INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

AS OF DECEMBER 31, 2011 AND 2012

	2011		2012		2012
					Translation into U.S. dollars (Note 3)
	(In millions of Korean won)				(In thousands)
ASSETS
Cash and due from financial institutions	￦	9,178,125	￦	10,568,350	US$	9,939,760
Financial assets at fair value through profit or loss		6,326,104		6,299,194		5,924,527
Derivative financial assets		2,448,455		2,024,784		1,904,352
Loans		212,107,027		212,716,251		200,064,191
Financial investments		35,432,182		36,897,139		34,702,550
Investments in associates		892,132		1,035,205		973,633
Property and equipment		3,186,020		3,103,597		2,918,999
Investment property		51,552		52,974		49,823
Intangible assets		468,441		500,023		470,282
Deferred income tax assets		22,329		18,432		17,336
Assets held for sale		9,931		35,412		33,306
Other assets		7,478,519		8,755,217		8,234,470

Total assets	￦	277,600,817	￦	282,006,578	US$	265,233,229

LIABILITIES
Financial liabilities at fair value through profit or loss	￦	1,388,079	￦	1,851,135	US$	1,741,032
Derivative financial liabilities		2,059,573		2,068,813		1,945,763
Deposits		190,337,590		194,403,279		182,840,449
Debts		16,823,838		15,969,522		15,019,677
Debentures		27,069,879		24,131,770		22,696,447
Provisions		797,739		669,729		629,895
Defined benefit liabilities		128,488		75,157		70,687
Current income tax liabilities		588,825		264,666		248,924
Deferred income tax liabilities		220,842		129,969		122,239
Other liabilities		15,086,169		17,738,498		16,683,437

Total liabilities	￦	254,501,022	￦	257,302,538	US$	241,998,550

TOTAL EQUITY
Share capital	￦	1,931,758	￦	1,931,758	US$	1,816,860
Capital surplus		15,841,824		15,840,300		14,898,142
Accumulated other comprehensive income		191,642		359,969		338,558
Retained earnings		4,952,751		6,377,491		5,998,167

Equity attributable to shareholders of the parent company		22,917,975		24,509,518		23,051,727
Non-controlling interests		181,820		194,522		182,952

Total equity		23,099,795		24,704,040		23,234,679

Total liabilities and equity	￦	277,600,817	￦	282,006,578	US$	265,233,229

The accompanying notes are an integral part of these consolidated financial statements.

KB FINANCIAL GROUP INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 and 2012

	2010		2011		2012		2012
							Translation into U.S. dollars (Note 3)
	(In millions of Korean won, except per share amounts)						(In thousands, except per share amounts)
Interest income	￦	13,051,936	￦	13,956,257	￦	14,155,825	US$	13,313,857
Interest expense		(6,878,132)		(6,851,745)		(7,039,912)		(6,621,188)

Net interest income		6,173,804		7,104,512		7,115,913		6,692,669

Fee and commission income		2,481,451		2,829,754		2,778,668		2,613,397
Fee and commission expense		(776,737)		(1,035,004)		(1,186,027)		(1,115,484)

Net fee and commission income		1,704,714		1,794,750		1,592,641		1,497,913

Net gains (losses) on financial assets/liabilities at fair value through profit or loss		814,808		1,035,867		651,203		612,470

Net other operating income (loss)		(1,067,343)		(1,092,009)		(1,455,270)		(1,368,713)

General and administrative expenses		(4,366,629)		(3,931,808)		(3,885,285)		(3,654,194)

Operating profit before provision for credit losses		3,259,354		4,911,312		4,019,202		3,780,145

Provision for credit losses		(2,871,417)		(1,512,978)		(1,607,804)		(1,512,173)

Net operating profit		387,937		3,398,334		2,411,398		2,267,972

Share of profit (loss) of associates and joint ventures		(210,594)		4,963		(13,536)		(12,731)
Net other non-operating income (expense)		(27,975)		(142,491)		(136,534)		(128,413)

Net non-operating profit (loss)		(238,569)		(137,528)		(150,070)		(141,144)

Profit before income tax		149,368		3,260,806		2,261,328		2,126,828

Tax income (expense)		70,541		(832,234)		(549,340)		(516,667)

Profit for the year	￦	219,909	￦	2,428,572	￦	1,711,988	US$	1,610,161

(Continued)

KB FINANCIAL GROUP INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 and 2012

	2010		2011		2012		2012
							Translation into U.S. dollars (Note 3)
	(In millions of Korean won, except per share amounts)						(In thousands, except per share amounts)
Exchange differences on translating foreign operations	￦	(7,127)	￦	5,602	￦	(25,690)	US$	(24,162)
Change in value of financial investments		108,461		(239,596)		249,647		234,799
Shares of other comprehensive loss of associates and joint ventures		(2,005)		(433)		(44,177)		(41,549)
Cash flow hedges		—		(1,321)		(813)		(764)

Other comprehensive income(loss) for the year, net of tax		99,329		(235,748)		178,967		168,324

Total comprehensive income for the year	￦	319,238	￦	2,192,824	￦	1,890,955	US$	1,778,485

Profit attributable to:
Shareholders of the parent company	￦	146,600	￦	2,373,026	￦	1,702,913	US$	1,601,627
Non-controlling interests		73,309		55,546		9,075		8,534

	￦	219,909	￦	2,428,572	￦	1,711,988	US$	1,610,161

Total comprehensive income for the year attributable to:
Shareholders of the parent company	￦	226,231	￦	2,134,096	￦	1,871,240	US$	1,759,943
Non-controlling interests		93,007		58,728		19,715		18,542

	￦	319,238	￦	2,192,824	￦	1,890,955	US$	1,778,485

Earnings per share
Basic earnings per share	￦	427	￦	6,461	￦	4,408	US$	4.15
Diluted earnings per share		427		6,445		4,394		4.13

The accompanying notes are an integral part of these consolidated financial statements.

KB FINANCIAL GROUP INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 and 2012

	Equity attributable to shareholders of the parent company
	Share capital		Capital surplus		Accumulated other comprehensive income		Retained earnings		Treasury share		Non-controlling interest		Total equity
	(In millions of Korean won)
Balance at January 1, 2010	￦	1,931,758	￦	15,990,618	￦	350,941	￦	2,553,185	￦	(2,476,809)	￦	1,080,995	￦	19,430,688

Comprehensive income
Profit for the year		—		—		—		146,600		—		73,309		219,909
Exchange differences on translating foreign operations		—		—		(6,957)		—		—		(170)		(7,127)
Change in value of financial investments		—		—		88,593		—		—		19,868		108,461
Shares of other comprehensive income of associates and joint ventures		—		—		(2,005)		—		—		—		(2,005)

Total comprehensive income(loss)		—		—		79,631		146,600		—		93,007		319,238
Transactions with shareholders
Dividends paid to shareholders of the parent company		—		—		—		(78,897)		—		—		(78,897)
Dividends paid to holders of hybrid capital instruments		—		—		—		—		—		(64,600)		(64,600)
Others		—		(340)		—		—		—		59,841		59,501

Total transactions with shareholders		—		(340)		—		(78,897)		—		(4,759)		(83,996)
Balance at December 31, 2010	￦	1,931,758	￦	15,990,278	￦	430,572	￦	2,620,888		￦(2,476,809)	￦	1,169,243	￦	19,665,930

(Continued)

KB FINANCIAL GROUP INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 and 2012

	Equity attributable to shareholders of the parent company
	Share capital		Capital surplus		Accumulated other comprehensive income		Retained earnings		Treasury share		Non-controlling interest		Total equity
	(In millions of Korean won)
Balance at January 1, 2011	￦	1,931,758	￦	15,990,278	￦	430,572	￦	2,620,888	￦	(2,476,809)	￦	1,169,243	￦	19,665,930

Comprehensive income
Profit for the year		—		—		—		2,373,026		—		55,546		2,428,572
Exchange differences on translating foreign operations		—		—		5,492		—		—		110		5,602
Change in value of financial investments		—		—		(242,668)		—		—		3,072		(239,596)
Shares of other comprehensive income of associates		—		—		(433)		—		—		—		(433)
Cash flow hedges		—		—		(1,321)		—		—		—		(1,321)

Total comprehensive income (loss)		—		—		(238,930)		2,373,026		—		58,728		2,192,824
Transactions with shareholders
Dividends paid to shareholders of the parent company		—		—		—		(41,163)		—		—		(41,163)
Dividends paid to holders of hybrid capital instruments		—		—		—		—		—		(46,151)		(46,151)
Redemption of hybrid capital instruments		—		—		—		—		—		(1,000,000)		(1,000,000)
Disposal of treasury share		—		(148,060)		—		—		2,476,809		—		2,328,749
Others		—		(394)		—		—		—		—		(394)

Total transactions with shareholders		—		(148,454)		—		(41,163)		2,476,809		(1,046,151)		1,241,041
Balance at December 31, 2011	￦	1,931,758	￦	15,841,824	￦	191,642	￦	4,952,751	￦	—	￦	181,820	￦	23,099,795

(Continued)

KB FINANCIAL GROUP INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 and 2012

	Equity attributable to shareholders of the parent company
	Share capital		Capital surplus		Accumulated other comprehensive income		Retained earnings		Treasury share		Non-controlling interest		Total equity
	(In millions of Korean won)
Balance at January 1, 2012	￦	1,931,758	￦	15,841,824	￦	191,642	￦	4,952,751	￦	—	￦	181,820	￦	23,099,795

Comprehensive income
Profit for the year		—		—		—		1,702,913		—		9,075		1,711,988
Exchange differences on translating foreign operations		—		—		(25,596)		—		—		(94)		(25,690)
Change in value of financial investments		—		—		238,913		—		—		10,734		249,647
Shares of other comprehensive income of associates		—		—		(44,177)		—		—		—		(44,177)
Cash flow hedges		—		—		(813)		—		—		—		(813)

Total comprehensive income		—		—		168,327		1,702,913		—		19,715		1,890,955
Transactions with shareholders
Dividends paid to shareholders of the parent company		—		—		—		(278,173)		—		—		(278,173)
Others		—		(1,524)		—		—		—		(7,013)		(8,537)

Total transactions with shareholders		—		(1,524)		—		(278,173)		—		(7,013)		(286,710)
Balance at December 31, 2012	￦	1,931,758	￦	15,840,300	￦	359,969	￦	6,377,491	￦	—	￦	194,522	￦	24,704,040

(Continued)

KB FINANCIAL GROUP INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 and 2012

	Equity attributable to shareholders of the parent company
	Share capital		Capital Surplus		Accumulated other comprehensive income		Retained earnings		Treasury share		Non-controlling Interest		Total equity
	(Translation into U.S. dollars (Note 3) (In thousands)
Balance at January 1, 2012	US$	1,816,860	US$	14,899,575	US$	180,242	US$	4,658,168	US$	—	US$	171,007	US$	21,725,852

Comprehensive income
Profit for the year		—		—		—		1,601,627		—		8,534		1,610,161
Exchange differences on translating foreign operations		—		—		(24,074)		—		—		(88)		(24,162)
Change in value of financial investments		—		—		224,703		—		—		10,096		234,799
Shares of other comprehensive income of associates		—		—		(41,549)		—		—		—		(41,549)
Cash flow hedges		—		—		(764)		—		—		—		(764)

Total comprehensive income		—		—		158,316		1,601,627		—		18,542		1,778,485
Transactions with shareholders
Dividends paid to shareholders of the parent company		—		—		—		(261,628)		—		—		(261,628)
Others		—		(1,433)		—		—		—		(6,597)		(8,030)

Total transactions with shareholders		—		(1,433)		—		(261,628)		—		(6,597)		(269,658)
Balance at December 31, 2012	US$	1,816,860	US$	14,898,142	US$	338,558	US$	5,998,167	US$	—	US$	182,952	US$	23,234,679

The accompanying notes are an integral part of these consolidated financial statements.

KB FINANCIAL GROUP INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 and 2012

	2010		2011		2012		2012
							Translation into U.S. dollars (Note 3)
	(In millions of Korean won)						(In thousands)
Cash flows from operating activities:
Profit for the year	￦	219,909	￦	2,428,572	￦	1,711,988	US$	1,610,161

Adjustment for non-cash items
Net loss(gain) on financial assets/liabilities at fair value through profit or loss		(409,245)		(391,197)		(222,022)		(208,816)
Net loss(gain) on derivative financial instruments for hedging purposes		(102,692)		(107,371)		15,165		14,263
Adjustment of fair value of derivative financial instruments		32,466		207,522		42		40
Provision for credit loss		2,871,417		1,512,978		1,607,804		1,512,173
Net loss(gain) on financial investments		(112,551)		(481,459)		148,211		139,396
Share of loss (profit) of associates and joint ventures		210,594		(4,963)		13,536		12,731
Depreciation and amortization expense		347,834		342,656		328,642		309,095
Other net losses on property and equipment/intangible assets		426		18,533		40,881		38,449
Share-based payments(reversal)		(4,850)		(7,609)		13,871		13,046
Policy reserve appropriation		811,483		673,259		1,305,730		1,228,067
Post-employment benefits		151,343		204,337		202,864		190,798
Net interest expense		17,943		84,470		229,691		216,029
Loss(gains) on foreign currency translation		666,451		273,971		(148,877)		(140,022)
Net other expense		129,629		130,206		2,783		2,618

		4,610,248		2,455,333		3,538,321		3,327,867

Changes in operating assets and liabilities
Financial asset at fair value through profit or loss		606,154		(2,370,999)		132,205		124,342
Derivative financial instruments		421,458		481,502		252,166		237,167
Loans		(3,774,205)		(17,023,252)		(2,226,547)		(2,094,115)
Deferred income tax assets		19,145		—		3,211		3,020
Other assets		2,706,174		(877,081)		2,202,544		2,071,540
Financial liabilities at fair value through profit or loss		(126,847)		146,638		357,825		336,542
Deposits		11,075,939		10,716,619		1,552,950		1,460,583
Deferred income tax liabilities		(143,006)		(13,150)		(166,772)		(156,853)
Other liabilities		(954,691)		48,628		630,144		592,663

		9,830,121		(8,891,095)		2,737,726		2,574,986

Net cash generated from (used in) operating activities		14,660,278		(4,007,190)		7,988,035		7,512,917

(Continued)

KB FINANCIAL GROUP INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 and 2012

	2010		2011		2012		2012
							Translation into U.S. dollars (Note 3)
	(In millions of Korean won)						(In thousands)
Cash flows from investing activities:
Disposal of financial investments	￦	33,678,653	￦	22,875,143	￦	24,848,249	US$	23,370,311
Acquisition of financial investments		(34,569,523)		(21,918,460)		(26,141,095)		(24,586,260)
Decrease in investments in associates and joint ventures		7,885		12,120		11,543		10,856
Acquisition of investments in associates and joint ventures		(329,177)		(176,105)		(212,556)		(199,914)
Disposal of property and equipment		2,148		859		8,740		8,219
Acquisition of property and equipment		(120,779)		(261,905)		(143,327)		(134,801)
Disposal of intangible assets		—		10,353		3,785		3,562
Acquisition of intangible assets		(193,123)		(105,341)		(82,400)		(77,501)
Business combination, net of cash acquired		65,913		—		40,575		38,162
Others		(1,071,933)		251,888		(838,816)		(788,923)

Net cash provided by (used in) investing activities		(2,529,936)		688,552		(2,505,302)		(2,356,289)

Cash flows from financing activities:
Net cash flows from derivative financial instrument for hedging purposes		(27,658)		20,733		75,761		71,255
Net increase(decrease) in debts		(1,979,461)		5,453,721		(792,778)		(745,625)
Increase in debentures		8,340,121		9,665,174		10,282,920		9,671,306
Decrease in debentures		(18,047,460)		(11,607,211)		(13,084,093)		(12,305,869)
Disposal of treasury shares		—		2,281,524		—		—
Redemption of hybrid capital instruments		—		(1,000,000)		—		—
Dividends paid to holders of hybrid capital instruments		(64,600)		(46,331)		—		—
Dividends paid to shareholders of the parent company		(78,897)		(41,163)		(278,173)		(261,628)
Others		73,627		48,434		150,109		141,182

Net cash provided by (used in) financing activities		(11,784,328)		4,774,881		(3,646,254)		(3,429,379)

Effect of exchange rate changes on cash and cash equivalents		36,931		32,982		(13,560)		(12,753)

Net increase in cash and cash equivalents		382,945		1,489,225		1,822,919		1,714,496
Cash and cash equivalents at the beginning of the year		2,868,634		3,251,579		4,740,804		4,458,827

Cash and cash equivalents at the end of the year	￦	3,251,579	￦	4,740,804	￦	6,563,723	US$	6,173,323

The accompanying notes are an integral part of these consolidated financial statements.

KB FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. The Parent Company

KB Financial Group Inc. (the “Parent Company”) was incorporated on September 29, 2008, under the Financial Holding Companies Act of Korea. KB Financial Group Inc. and its subsidiaries (the “Group”) derive substantially all of their revenue and income from providing a broad range of banking and related financial services to consumers and corporations primarily in Korea and in selected international markets. The Parent Company’s principal business includes ownership and management of subsidiaries and associated companies that are engaged in financial services or activities. In 2011, Kookmin Bank spun off its credit card business segment and established a new separate credit card company, KB Kookmin Card Co., Ltd., and KB Investment & Securities Co., Ltd. merged with KB Futures Co., Ltd. The Group established KB Savings Bank Co., Ltd. in January 2012.

The Parent Company’s share capital as of December 31, 2012, is ￦1,931,758 million. The Parent Company is authorized to issue up to 1 billion shares. The Parent Company has been listed on the Korea Exchange (“KRX”) since October 10, 2008, and listed on the New York Stock Exchange (“NYSE”) for its American Depositary Shares (“ADS”) since September 29, 2008.

2. Basis of Preparation

2.1 Application of IFRS

The Group’s consolidated financial statements for the annual period beginning on January 1, 2011, have been prepared in accordance with IFRS (“IFRS”). These are the standards, subsequent amendments and related interpretations issued by the International Accounting Standards Board (“IASB”). The transition date, according to IFRS 1, from the previous accounting principles generally accepted in the Republic of Korea (“Previous K-GAAP”) to IFRS is January 1, 2010.

The preparation of financial statements requires the use of certain critical accounting estimates. It also requires management to exercise judgment in the process of applying the Group’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in Note 2.4.

The Group has prepared the consolidated financial statements in accordance with IAS 27, Consolidated and Separate Financial Statements.

New standards, amendments and interpretations issued but not effective for the year beginning January 1, 2012, and not early adopted by the Group are as follows:

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

Enactment of IFRS 13, Fair value measurement

IFRS 13 aims to improve consistency and reduce complexity by providing a precise definition of fair value and a single source of fair value measurement and disclosure requirements for use across IFRS. IFRS 13 does not extend the use of fair value accounting but provides guidance on how it should be applied where its use is already required or permitted by other standards within IFRS. IFRS 13 is effective for the Group as of January 1, 2013, and the Group expects that the enactment would not have a material impact on the consolidated financial statements of the Group.

Amendments to IAS 1, Presentation of Financial Statements

IAS 1, Presentation of Financial Statements, was amended to require other comprehensive income items to be presented into two groups on the basis of whether they are potentially reclassifiable to profit or loss subsequently. This is effective for annual periods beginning on or after July 1, 2012, with early adoption permitted. The Group expects that the application of this amendment would not have a material impact on its consolidated financial statements.

Enactment of IFRS 10, Consolidated Financial Statements

IFRS 10, Consolidated Financial Statements, builds on existing principles by identifying the concept of control as the determining factor in whether an entity should be included in the consolidated financial statements of the Parent Company. An investor controls an investee when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. The standard provides additional guidance to assist in the determination of control where this is difficult to assess. IFRS 10 will be effective for annual periods beginning on or after January 1, 2013, and the Group is reviewing the impact of the IFRS 10.

Enactment of IFRS 11, Joint Arrangements

IFRS 11, Joint Arrangements, aims to reflect the substance of joint arrangements by focusing on the contractual rights and obligations that each party to the arrangement has rather than its legal form. Joint arrangements are classified as either joint operations or joint ventures. A joint operation is when joint operators have rights to the assets and obligations for the liabilities, and account for the assets, liabilities, revenues and expenses, while parties to the joint venture have rights to the net assets of the arrangement and account for their interest in the joint venture using the equity method. IFRS 11 will be effective for annual periods beginning on or after January 1, 2013, and the Group is reviewing the impact of the IFRS 11.

Enactment of IFRS 12, Disclosures of Interests in Other Entities

IFRS 12, Disclosures of Interests in Other Entities, provides the disclosure requirements for all forms of interests in other entities, including a subsidiary, a joint arrangement, an associate, a consolidated structured entity and an unconsolidated structured entity. IFRS 12 will be effective for annual periods beginning on or after January 1, 2013, and the Group is reviewing the impact of the IFRS 12.

2.2 Measurement Basis

The consolidated financial statements have been prepared under the historical cost convention unless otherwise specified.

2.3 Functional and Presentation Currency

Items included in the financial statements of each entity of the Group are measured using the currency of the primary economic environment in which the entity operates (“the functional currency”). The consolidated financial statements are presented in Korean won, which is the Parent Company’s functional and presentation currency. Refer to Notes 3.2.1 and 3.2.2.

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

2.4.4 Defined benefit obligation

The present value of defined benefit obligations is measured by independent actuaries using the Projected Unit Credit Method. It incorporates actuarial assumptions and variables such as future increases in salaries, rate of retirement, and discount rate, amongst others.

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

Transactions with non-controlling interests that do not result in loss of control are accounted for as equity transactions; that is, as transactions with the owners in their capacity as owners. The difference between fair value of any consideration paid and the relevant share acquired of the carrying value of net assets of the subsidiary is recorded in equity. Gains or losses on disposals to non-controlling interests are also recorded in equity.

When the Group ceases to have control, any retained interest in the entity is re-measured to its fair value at the date when control is lost, with the change in carrying amount recognized in profit or loss. The fair value is the initial carrying amount for the purposes of subsequently accounting for the retained interest as an associate, joint venture or financial asset. In addition, any amounts previously recognized in other comprehensive income in respect of that entity are accounted for as if the Group had directly disposed of the related assets or liabilities. This may mean that amounts previously recognized in other comprehensive income are reclassified to profit or loss.

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

Under the equity method, investments in associates and joint ventures are initially recognized at cost and the carrying amount is increased or decreased to recognize the Group’s share of the profit or loss of the investee and changes in the investee’s equity after the date of acquisition. The Group’s share of the profit or loss of the investee is recognized in the Group’s profit or loss. Distributions received from an investee reduce the carrying amount of the investment. Profit and losses resulting from ‘upstream’ and ‘downstream’ transactions between the Group and associates are eliminated to the extent of the Group’s interest in associates.

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

Exchange differences arising on the settlement of monetary items or on translating monetary items at rates different from those at which they were translated on initial recognition during the period or in previous financial statements are recognized in profit or loss in the year in which they arise. When gains or losses on a non-monetary item are recognized in other comprehensive income, any exchange component of those gains or losses are also recognized in other comprehensive income. Conversely, when gains or losses on a non-monetary item are recognized in profit or loss, any exchange component of those gains or losses are also recognized in profit or loss.

3.2.2 Foreign Operations

The financial performance and financial position of all foreign operations, whose functional currencies differ from the Group’s presentation currency, are translated into the Group’s presentation currency using the following procedures:

Assets and liabilities for each statement of financial position presented are translated at the closing rate at the date of that statement of financial position. Income and expenses in the statement of comprehensive income presented are translated at average exchange rates for the period. All resulting exchange differences are recognized in other comprehensive income.

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

Fair value

Fair values, which the Group primarily uses for the measurement of financial instruments, are the published price quotations based on market prices or dealer price quotations of financial instruments traded in an active market where available. These are the best evidence of fair value. A financial instrument is regarded as quoted in an active market if quoted prices are readily and regularly available from an exchange, dealer, broker, an entity in the same industry, pricing service or regulatory agency, and those prices represent actual and regularly occurring market transactions on an arm’s length basis.

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

Objective evidence that a financial asset or group of assets is impaired includes observable data that comes to the attention of the holder of the asset about the following loss events:

•	Significant financial difficulty of the issuer or obligor.

•	A breach of contract, such as a default or delinquency in interest or principal payments.

•	The lender, for economic or legal reasons relating to the borrower’s financial difficulty, granting to the borrower a concession that the lender would not otherwise consider.

•	It becomes probable that the borrower will declare bankruptcy or undergo financial reorganization.

•	The disappearance of an active market for that financial asset because of financial difficulties.

•

Observable data indicating that there is a measurable decrease in the estimated future cash flows from a group of financial assets since the initial recognition of those assets, although the decrease cannot yet be identified with the individual financial assets in the portfolio.

In addition to the types of events in the preceding paragraphs, objective evidence of impairment for an investment in an equity instrument classified as an available-for-sale financial asset includes a significant or prolonged decline in the fair value below its cost. Accordingly, the Group considers the decline in the fair value of over 30% against the original cost as a “significant decline” and a six-month decline in the fair value below its cost for an equity instrument as a “prolonged decline”.

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

3.7 Derivative Financial Instruments

The Group enters into numerous derivative financial instrument contracts such as currency forwards, interest rate swaps, currency swaps and others for trading purposes or to manage its exposures to fluctuations in interest rates and currency exchange, amongst others. These derivative financial instruments are presented as derivative financial instruments within the financial statements irrespective of transaction purpose and subsequent measurement requirement.

The Group designates certain derivatives as hedging instruments to hedge the risk of changes in fair value of a recognized asset or liability or of an unrecognized firm commitment (fair value hedge) and the risk of changes in cash flow (cash flow hedge).

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

3.7.2 Fair value hedges

If derivatives qualify for a fair value hedge, the change in fair value of the hedging instrument and the change in fair value of the hedged item attributable to the hedged risk are recognized in profit or loss as part of other operating income and expenses. Fair value hedge accounting is discontinued prospectively if the hedging instrument expires or is sold, terminated or exercised, or the hedge no longer meets the criteria for hedge accounting or the Group revokes the designation. Once fair value hedge accounting is discontinued, the adjustment to the carrying amount of a hedged item is fully amortized to profit or loss by the maturity of the financial instrument using the effective interest method.

3.7.3 Cash flow hedges

The portion of the gain or loss on the hedging instrument that is determined to be an effective hedge is recognized directly in other comprehensive income and the ineffective portion of the gain or loss on the hedging instrument is recognized in profit or loss.

The associated gains or losses that were previously recognized in other comprehensive income are reclassified from equity to profit or loss as a reclassification adjustment in the same period or periods during which the hedged forecast cash flows affects profit or loss. Cash flow hedge accounting is discontinued prospectively if the hedging instrument expires or is sold, terminated or exercised, or the hedge no longer meets the criteria for hedge accounting or the Group revokes the designation. When the cash flow hedge accounting is discontinued, the cumulative gains or losses on the hedging instrument that have been recognized in other comprehensive income are reclassified to profit or loss over the year in which the forecast transaction occurs. If the forecast transaction is no longer expected to occur, the cumulative gains or losses that had been recognized in other comprehensive income are immediately reclassified to profit or loss.

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

3.7.5 Day one gain and loss

If the Group uses a valuation technique that incorporates data not obtained from observable markets for the fair value at initial recognition of the financial instrument, there may be a difference between the transaction price and the amount determined using that valuation technique. In these circumstances, the fair value of the financial instrument is recognized as the transaction price and the difference is amortized by using the straight-line method over the life of the financial instrument. If the fair value of the financial instrument is subsequently determined using observable market inputs, the remaining deferred amount is recognized in profit or loss as part of net gains or losses on financial instruments at fair value through profit or loss or other operating income and expenses.

3.8 Property and equipment

3.8.1 Recognition and Measurement

All property and equipment that qualify for recognition as an asset are measured at cost and subsequently carried at cost less any accumulated depreciation and any accumulated impairment losses.

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

Each part of an item of property and equipment with a cost that is significant in relation to the total cost of the item is depreciated separately.

The depreciation method and estimated useful lives of the assets are as follows:

Property and equipment	Depreciation method	Estimated useful lives
Buildings and structures	Straight-line	40 years
Leasehold improvements	Declining-balance	4 years
Equipment and vehicles	Declining-balance	4~5 years

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

3.9.1 Recognition and Measurement

Properties held to earn rentals or for capital appreciation or both are classified as investment properties. Investment properties are measured initially at their cost and subsequently the cost model is used.

3.9.2 Depreciation

Land is not depreciated, whereas other investment properties are depreciated using the method that reflects the pattern in which the asset’s future economic benefits are expected to be consumed by the Group. The depreciable amount of an asset is determined after deducting its residual value.

The depreciation method and estimated useful lives of the assets are as follows:

Property and equipment	Depreciation method	Estimated useful lives
Buildings	Straight-line	40 years

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

Intangible assets	Amortization method	Estimated useful lives
Industrial property rights	Straight-line	3~10 years
Software	Straight-line	3~5 years
Others	Straight-line	4~30 years

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

Subsequent measurement

Goodwill is not amortized and is stated at cost less accumulated impairment losses. However, goodwill that forms part of the carrying amount of an investment in associates and joint ventures is not separately recognized and an impairment loss recognized is not allocated to any asset, including goodwill, which forms part of the carrying amount of the investment in the associates and joint ventures.

3.10.2 Subsequent expenditure

Subsequent expenditure is capitalized only when it enhances values of the assets. Internally generated intangible assets, such as goodwill and trade name, are not recognized as assets but expensed as incurred.

3.11 Leases (the Group as lessee)

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

Leases in the financial statements of lessors

Lease income from operating leases are recognized in income on a straight-line basis over the lease term, unless another systematic basis is more representative of the time pattern in which use benefit derived from the leased asset is diminished. Initial direct costs incurred by lessors in negotiating and arranging an operating lease are added to the carrying amount of the leased asset and recognized as an expense over the lease term on the same basis as the lease income.

Leases in the financial statements of lessees

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

The following table lists numbers of currently available and discontinued insurance products as of December 31, 2012:

Type	Available	Discontinued	Total
Individual annuity	—	9	9
General annuity	7	21	28
Other pure endowment	—	3	3
Pure protection insurance	13	25	38
Other protection insurance	—	28	28
Joint insurance	7	33	40
Group protection insurance	2	5	7
Group savings insurance	—	1	1

Total	29	125	154

3.15.1 Insurance premiums

The Group recognizes collected premiums as revenue when a due date of collection of premiums from insurance contracts comes and the collected premium which is unmatured at the end of the reporting period is recognized as unearned premium.

3.15.2 Insurance liabilities

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

3.15.3 Liability adequacy test

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

3.15.4 Deferred acquisition costs

Acquisition cost is deferred in an amount actually spent for an insurance contract and equally amortized over the premium payment period or the period in which acquisition costs are charged for the relevant insurance contract. Acquisition costs are amortized over the shorter of seven years and premium payment period; if there is any unamortized acquisition costs remaining as of the date of surrender or lapse, such remainder shall be amortized in the period in which the contract is surrendered or lapsed.

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

Financial guarantee contracts are initially recognized at fair value. After initial recognition, financial guarantee contracts are measured at the higher of:

•	The amount determined in accordance with IAS 37, Provisions, Contingent Liabilities and Contingent Assets and

•	The initial amount recognized, less, when appropriate, cumulative amortization recognized in accordance with IAS 18, Revenue

3.18 Equity instruments issued by the Group

An equity instrument is any contract or agreement that evidences a residual interest in the assets of an entity after deducting all of its liabilities.

3.18.1 Ordinary shares

Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of new shares are deducted, net of tax, from the equity.

3.18.2 Hybrid capital instruments

The Group classifies an issued financial instrument, or its component parts, on initial recognition as a financial liability or an equity instrument in accordance with the substance of the contractual arrangement and the definitions of a financial liability and an equity instrument. Hybrid capital instruments where the Group has an unconditional right to avoid delivering cash or another financial asset to settle a contractual obligation are classified as equity instruments and presented in equity.

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

The Group measures the services acquired and the liability incurred at fair value. Until the liability is settled, the Group remeasures the fair value of the liability at the end of each reporting period and at the date of settlement, with any changes in fair value recognized in profit or loss for the year.

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

3.20.5 Reclassification

As discussed in Note 31, employee benefits for the year ended December 31, 2010 and 2011, were reclassified to conform with the December 31, 2012 financial statement presentation. These reclassifications have no impact on the previously reported profit for the year or equity.

3.21 Income tax expenses

Income tax expense (tax income) comprises current tax expense (current tax income) and deferred income tax expense (deferred income tax income). Current and deferred income tax are recognized as income or expense and included in profit or loss for the year, except to the extent that the tax arises from (a) a transaction or an event which is recognized, in the same or a different period outside profit or loss, either in other comprehensive income or directly in equity and (b) a business combination.

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

3.24 United States dollar amounts

The Group operates primarily in Korea and its official accounting records are maintained in Korean won. The U.S. dollar amounts are provided herein as supplementary information solely for the convenience of the reader. Korean won amounts are expressed in U.S. dollars at the rate of ￦1,063.2 to U.S. $1.00, the U.S. Federal Reserve Bank of New York buying exchange rate in effect at noon, December 31, 2012. Such convenience translation into US dollars should not be construed as representations that the Korean won amounts have been, could have been, or could in the future be, converted at this or any other rate of exchange.

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

4.2.2 Credit Risk Management

The Group measures expected losses and economic capital on assets that are subject to credit risk management whether on- or off- balance items and uses expected losses and economic capital as a management indicator. The Group manages credit risk by allocating credit risk economic capital limits. In addition, the Group controls the credit concentration risk exposure by applying and managing total exposure limits to prevent an excessive risk concentration to each industry and borrower.

The Group has organized a credit risk management team that focuses on credit risk management in accordance with the Group’s credit risk management policy.

For Kookmin Bank which is the main subsidiary, its loan analysis department which is independent from the sales department is responsible for loan policy, loan limit, loan review, credit evaluation, restructuring and subsequent events. Kookmin Bank’s risk management group is also responsible for planning risk management policy, applying limits of credit lines, measuring the credit risk economic capital, adjusting credit limits, reviewing credit and verifying credit evaluation models.

4.2.3 Maximum exposure to credit risk

The Group’s maximum exposures of financial instruments, excluding equity securities, to credit risk without consideration of collateral values as of December 31, 2011 and 2012, are as follows:

	As of December 31,
	2011		2012
	(In millions of Korean won)
Financial assets
Due from financial institutions	￦	6,556,027	￦	7,718,240
Financial assets at fair value through profit or loss
Financial assets held for trading(1)		5,205,149		5,091,697
Financial assets designated at fair value through profit or loss		574,687		192,607
Derivatives		2,448,455		2,024,784
Loans		212,107,027		212,716,251
Financial investments
Available-for-sale financial assets		19,734,531		21,834,542
Held-to-maturity financial assets		13,055,158		12,255,806
Other financial assets		6,409,905		7,554,156

Total financial assets		266,090,939		269,388,083

Off-balance items
Acceptances and guarantees contracts		11,542,684		9,418,281
Financial guarantee contracts		945,167		1,610,269
Commitments		91,743,942		93,193,481

Total off-balance items		104,231,793		104,222,031

Total	￦	370,322,732	￦	373,610,114

(1)	Financial instruments indexed to the price of gold amounting to ￦28,625 million and ￦39,839 million as of December 31, 2011 and 2012, respectively, are included.

4.2.4 Credit risk of loans

The Group maintains an allowance for loan losses associated with credit risk on loans to manage its credit risk.

The Group recognizes an impairment loss on loans carried at amortized cost when there is any objective indication of impairment. Under IFRS, an impairment loss is based on losses incurred at the end of the reporting period. Therefore, the Group does not recognize losses expected as a result of future events. The Group measures inherent incurred losses on loans and presents them in the financial statements through the use of an allowance account which is offset against the related loans.

Loans are classified as follows:

	2011
	Retail			Corporate			Credit card			Total
	Amount		%	Amount		%	Amount		%	Amount		%
	(In millions of Korean won)
Neither past due nor impaired	￦	101,217,550	97.40	￦	96,553,423	97.33	￦	11,945,631	96.17	￦	209,716,604	97.29
Past due but not impaired		1,646,070	1.58		359,554	0.36		368,791	2.97		2,374,415	1.10
Impaired		1,061,585	1.02		2,295,483	2.31		106,845	0.86		3,463,913	1.61

Sub-total		103,925,205	100.00		99,208,460	100.00		12,421,267	100.00		215,554,932	100.00

Allowances(1)		(635,476)	0.61		(2,462,047)	2.48		(350,382)	2.82		(3,447,905)	1.60

Carrying amount	￦	103,289,729		￦	96,746,413		￦	12,070,885		￦	212,107,027

	2012
	Retail			Corporate			Credit card			Total
	Amount		%	Amount		%	Amount		%	Amount		%
	(In millions of Korean won)
Neither past due nor impaired	￦	100,498,254	97.25	￦	98,002,139	97.25	￦	11,353,316	95.62	￦	209,853,709	97.16
Past due but not impaired		1,654,029	1.60		478,031	0.47		399,778	3.37		2,531,838	1.17
Impaired		1,184,586	1.15		2,293,797	2.28		120,757	1.01		3,599,140	1.67

Sub-total		103,336,869	100.00		100,773,967	100.00		11,873,851	100.00		215,984,687	100.00

Allowances(1)		(687,833)	0.67		(2,251,113)	2.23		(329,490)	2.77		(3,268,436)	1.51

Carrying amount	￦	102,649,036		￦	98,522,854		￦	11,544,361		￦	212,716,251

(1)	Collectively assessing allowances for loans are included because they are not impaired individually.

Credit quality of loans that are neither past due nor impaired are as follows:

	2011
	Retail		Corporate		Credit card		Total
	(In millions of Korean won)
Grade1	￦	83,790,049	￦	35,746,858	￦	5,403,273	￦	124,940,180
Grade2		14,532,234		39,312,628		4,378,523		58,223,385
Grade3		2,086,575		17,058,606		1,812,524		20,957,705
Grade4		451,004		4,060,283		254,467		4,765,754
Grade5		357,688		375,048		96,844		829,580

Total	￦	101,217,550	￦	96,553,423	￦	11,945,631	￦	209,716,604

	2012
	Retail		Corporate		Credit card		Total
	(In millions of Korean won)
Grade1	￦	82,882,712	￦	38,052,477	￦	5,674,508	￦	126,609,697
Grade2		13,874,487		40,862,148		3,871,593		58,608,228
Grade3		2,574,309		15,394,849		1,568,939		19,538,097
Grade4		766,957		3,429,806		153,906		4,350,669
Grade5		399,789		262,859		84,370		747,018

Total	￦	100,498,254	￦	98,002,139	￦	11,353,316	￦	209,853,709

Credit quality of loans is classified as follows, according to the internal credit rating:

	Range of PD (%) (Probability of Default)	Retail	Corporate
Grade1	0.0 ~ 1.0	1 ~ 5 grade	AAA ~ BBB+
Grade2	1.0 ~ 5.0	6 ~ 8 grade	BBB ~ BB
Grade3	5.0 ~ 15.0	9 ~ 10 grade	BB- ~ B
Grade4	15.0 ~ 30.0	11 grade	B- ~ CCC
Grade5	30.0 ~	12 grade or under	CC or under

Loans that are past due but not impaired are as follows:

	2011
	1 ~ 29 days		30 ~ 59 days		60 ~ 89 days		over 90 days		Total
	(In millions of Korean won)
Retail	￦	1,361,218	￦	181,343	￦	103,340	￦	169	￦	1,646,070
Corporate		196,591		138,817		24,146		—		359,554
Credit card		242,975		71,518		53,667		631		368,791

Total	￦	1,800,784	￦	391,678	￦	181,153	￦	800	￦	2,374,415

	2012
	1 ~ 29 days		30 ~ 59 days		60 ~ 89 days		over 90 days		Total
	(In millions of Korean won)
Retail	￦	1,342,841	￦	223,653	￦	87,453	￦	82	￦	1,654,029
Corporate		322,512		125,503		28,153		1,863		478,031
Credit card		293,864		57,324		47,698		892		399,778

Total	￦	1,959,217	￦	406,480	￦	163,304	￦	2,837	￦	2,531,838

Impaired loans are as follows:

	2011
	Retail		Corporate		Credit card		Total
	(In millions of Korean won)
Loans	￦	1,061,585	￦	2,295,483	￦	106,845	￦	3,463,913
Allowances
Individual assessment		—		(999,787)		—		(999,787)
Collective assessment		(397,623)		(251,790)		(68,513)		(717,926)

Total allowances		(397,623)		(1,251,577)		(68,513)		(1,717,713)

Carrying amount	￦	663,962	￦	1,043,906	￦	38,332	￦	1,746,200

	2012
	Retail		Corporate		Credit card		Total
	(In millions of Korean won)
Loans	￦	1,184,586	￦	2,293,797	￦	120,757	￦	3,599,140
Allowances
Individual assessment		—		(761,563)		—		(761,563)
Collective assessment		(451,885)		(236,062)		(72,373)		(760,320)

Total allowances		(451,885)		(997,625)		(72,373)		(1,521,883)

Carrying amount	￦	732,701	￦	1,296,172	￦	48,384	￦	2,077,257

A quantification of the extent to which collateral and other credit enhancements mitigate credit risk as of December 31, 2011 and 2012, follows:

	2011
	Impaired Loans				Non-impaired Loans				Total
	Individual		Collective		Past due		Not past due
	(In millions of Korean won)
Guarantees	￦	21,210	￦	124,641	￦	173,708	￦	18,345,603	￦	18,665,162
Deposits and savings		—		31,037		69,880		2,654,151		2,755,068
Property and equipment		12,648		4,717		1,671		1,067,929		1,086,965
Real estate		176,022		398,292		1,158,298		105,470,158		107,202,770

Total	￦	209,880	￦	558,687	￦	1,403,557	￦	127,537,841	￦	129,709,965

	2012
	Impaired Loans				Non-impaired Loans				Total
	Individual		Collective		Past due		Not past due
	(In millions of Korean won)
Guarantees	￦	18,512	￦	181,979	￦	326,676	￦	25,175,205	￦	25,702,372
Deposits and savings		200		19,502		60,831		2,526,512		2,607,045
Property and equipment		18,776		4,816		883		1,427,940		1,452,415
Real estate		329,743		478,728		1,200,988		109,195,555		111,205,014

Total	￦	367,231	￦	685,025	￦	1,589,378	￦	138,325,212	￦	140,966,846

4.2.5 Credit quality of securities

The financial assets at fair value through profit or loss and financial investments excluding equity securities that are exposed to credit risk are as follows:

	2011		2012
	(In millions of Korean won)
Securities that are neither past due nor impaired	￦	38,531,825	￦	39,322,368
Impaired securities		9,075		12,445

Total	￦	38,540,900	￦	39,334,813

The credit quality of securities (excluding equity securities) that are neither past due nor impaired as of December 31, 2011 and 2012, are as follows:

	2011
	Grade 1		Grade 2		Grade 3		Grade 4		Grade 5		Total
	(In millions of Korean won)
Financial assets held for trading	￦	5,079,469	￦	88,144	￦	8,911	￦	—	￦	—	￦	5,176,524
Financial assets designated at fair value through profit or loss		238,085		336,602		—		—		—		574,687
Available-for-sale financial assets		18,458,778		1,224,835		41,911		90		—		19,725,614
Held-to-maturity financial assets		13,055,000		—		—		—		—		13,055,000

Total	￦	36,831,332	￦	1,649,581	￦	50,822	￦	90	￦	—	￦	38,531,825

	2012
	Grade 1		Grade 2		Grade 3		Grade 4		Grade 5		Total
	(In millions of Korean won)
Financial assets held for trading	￦	4,816,844	￦	205,577	￦	29,437	￦	—	￦	—	￦	5,051,858
Financial assets designated at fair value through profit or loss		84,428		108,179		—		—		—		192,607
Available-for-sale financial assets		20,616,413		1,128,960		76,669		56		—		21,822,098
Held-to-maturity financial assets		12,255,805		—		—		—		—		12,255,805

Total	￦	37,773,490	￦	1,442,716	￦	106,106	￦	56	￦	—	￦	39,322,368

The credit qualities of securities (excluding equity securities) according to the credit ratings by external rating agencies are as follows:

	Domestic			Foreign
Credit quality	KIS	KAP	NICE	S&P	Fitch-IBCA	Moody’s
Grade 1	AA0 to AAA	AA0 to AAA	AA0 to AAA	A- to AAA	A- to AAA	A3 to Aaa
Grade 2	A- to AA-	A- to AA-	A- to AA-	BBB- to BBB+	BBB- to BBB+	Baa3 to Baa1
Grade 3	BBB0 to BBB+	BBB0 to BBB+	BBB0 to BBB+	BB to BB+	BB to BB+	Ba2 to Ba1
Grade 4	BB0 to BBB-	BB0 to BBB-	BB0 to BBB-	B+ to BB-	B+ to BB-	B1 to Ba3
Grade 5	BB- or under	BB- or under	BB- or under	B or under	B or under	B2 or under

Debt securities’ credit qualities denominated in Korean won are based on the lowest credit rating by three domestic credit rating agencies above, and those denominated in foreign currencies are based on the lowest credit rating by three foreign credit rating agencies above.

4.2.6 Credit risk mitigation of derivative financial instruments

A quantification of the extent to which collateral and other credit enhancements mitigate credit risk of derivative financial instruments as of December 31, 2011 and 2012, is as follows:

	2011		2012
	(In millions of Korean won)
Deposits and savings, Securities and others	￦	68,731	￦	216,906

Total	￦	68,731	￦	216,906

4.2.7 Credit risk concentration analysis

The details of the Group’s loans by country as of December 31, 2011 and 2012, are as follows:

	2011
	Retail		Corporate		Credit card		Total		%	Allowances		Carrying amount
	(In millions of Korean won)
Korea	￦	103,855,183	￦	97,298,342	￦	12,420,318	￦	213,573,843	99.08	￦	(3,428,520)	￦	210,145,323
Europe		11		69,004		110		69,125	0.03		(555)		68,570
China		434		315,375		37		315,846	0.15		(1,961)		313,885
Japan		11,914		1,014,607		301		1,026,822	0.48		(14,976)		1,011,846
U.S.		—		412,669		272		412,941	0.19		(432)		412,509
Others		57,663		98,463		229		156,355	0.07		(1,461)		154,894

Total	￦	103,925,205	￦	99,208,460	￦	12,421,267	￦	215,554,932	100.00	￦	(3,447,905)	￦	212,107,027

	2012
	Retail		Corporate		Credit card		Total		%	Allowances		Carrying amount
	(In millions of Korean won)
Korea	￦	103,264,896	￦	98,921,443	￦	11,871,321	￦	214,057,660	99.11	￦	(3,249,627)	￦	210,808,033
Europe		3		80,454		378		80,835	0.04		(288)		80,547
China		319		429,781		287		430,387	0.20		(2,372)		428,015
Japan		7,944		885,607		437		893,988	0.41		(14,273)		879,715
U.S.		—		308,846		454		309,300	0.14		(478)		308,822
Others		63,707		147,836		974		212,517	0.10		(1,398)		211,119

Total	￦	103,336,869	￦	100,773,967	￦	11,873,851	￦	215,984,687	100.00	￦	(3,268,436)	￦	212,716,251

The details of the Group’s corporate loans by industry as of December 31, 2011 and 2012, are as follows:

	2011
	Loans		%	Allowances		Carrying amount
	(In millions of Korean won)
Financial institutions	￦	5,839,148	5.89	￦	(57,335)	￦	5,781,813
Manufacturing		31,762,908	32.01		(852,707)		30,910,201
Service		36,305,778	36.60		(547,148)		35,758,630
Wholesale & Retail		15,639,010	15.76		(232,482)		15,406,528
Construction		5,674,858	5.72		(729,055)		4,945,803
Public sector		310,978	0.31		(5,190)		305,788
Others		3,675,780	3.71		(38,130)		3,637,650

Total	￦	99,208,460	100.00	￦	(2,462,047)	￦	96,746,413

	2012
	Loans		%	Allowances		Carrying amount
	(In millions of Korean won)
Financial institutions	￦	7,221,302	7.17	￦	(10,936)	￦	7,210,366
Manufacturing		31,319,370	31.08		(931,441)		30,387,929
Service		38,649,493	38.35		(477,559)		38,171,934
Wholesale & Retail		15,124,389	15.01		(230,865)		14,893,524
Construction		4,688,691	4.65		(528,284)		4,160,407
Public sector		520,422	0.52		(7,076)		513,346
Others		3,250,300	3.22		(64,952)		3,185,348

Total	￦	100,773,967	100.00	￦	(2,251,113)	￦	98,522,854

The details of the Group’s retail and credit card loans by type as of December 31, 2011 and 2012, are as follows:

	2011
	Loans		%	Allowances		Carrying amount
	(In millions of Korean won)
Housing purpose	￦	45,519,956	39.12	￦	(96,963)	￦	45,422,993
General purpose		58,405,249	50.20		(538,513)		57,866,736
Credit card		12,421,267	10.68		(350,382)		12,070,885

Total	￦	116,346,472	100.00	￦	(985,858)	￦	115,360,614

	2012
	Loans		%	Allowances		Carrying amount
	(In millions of Korean won)
Housing purpose	￦	44,874,081	38.95	￦	(109,489)	￦	44,764,592
General purpose		58,462,788	50.74		(578,344)		57,884,444
Credit card		11,873,851	10.31		(329,490)		11,544,361

Total	￦	115,210,720	100.00	￦	(1,017,323)	￦	114,193,397

The details of the Group’s securities (excluding equity securities) and derivative financial instruments by industry as of December 31, 2011 and 2012, are as follows:

	2011
	Amount		%
	(In millions of Korean won)
Financial assets held for trading
Government and government funded institutions	￦	1,785,624	34.49
Banking and Insurance		2,972,087	57.41
Others		418,813	8.10

Total financial assets held for trading		5,176,524	100.00

Financial assets designated at fair value through profit or loss
Banking and Insurance		574,687	100.00

Total financial assets designated at fair value through profit or loss		574,687	100.00

Derivative financial assets
Government and government funded institutions		40,068	1.64
Banking and Insurance		1,428,140	58.33
Others		980,247	40.03

Total derivative financial assets		2,448,455	100.00

Available-for-sale financial assets
Government and government funded institutions		8,483,273	42.99
Banking and Insurance		8,189,563	41.50
Others		3,061,695	15.51

Total available-for-sale financial assets		19,734,531	100.00

Held-to-maturity financial assets
Government and government funded institutions		10,732,519	82.21
Banking and Insurance		1,463,937	11.21
Others		858,702	6.58

Total held-to-maturity financial assets		13,055,158	100.00

Total	￦	40,989,355

	2012
	Amount		%
	(In millions of Korean won)
Financial assets held for trading
Government and government funded institutions	￦	1,913,601	37.88
Banking and Insurance		2,518,715	49.86
Others		619,542	12.26

Total financial assets held for trading		5,051,858	100.00

Financial assets designated at fair value through profit or loss
Banking and Insurance		192,607	100.00

Total financial assets designated at fair value through profit or loss		192,607	100.00

Derivative financial assets
Government and government funded institutions		29,236	1.44
Banking and Insurance		1,858,862	91.81
Others		136,686	6.75

Total derivative financial assets		2,024,784	100.00

Available-for-sale financial assets
Government and government funded institutions		10,355,155	47.43
Banking and Insurance		8,875,248	40.65
Others		2,604,139	11.92

Total available-for-sale financial assets		21,834,542	100.00

Held-to-maturity financial assets
Government and government funded institutions		9,854,991	80.42
Banking and Insurance		1,593,713	13.00
Others		807,102	6.58

Total held-to-maturity financial assets		12,255,806	100.00

Total	￦	41,359,597

The details of the Group’s securities (excluding equity securities) and derivative financial instruments by country, as of December 31, 2011 and 2012, are as follows:

	2011
	Amount		%
	(In millions of Korean won)
Financial assets held for trading
Korea	￦	5,176,524	100.00

Total financial assets held for trading		5,176,524	100.00

Financial assets designated at fair value through profit or loss
Korea		574,687	100.00

Total financial assets designated at fair value through profit or loss		574,687	100.00

Derivative financial assets
Korea		1,436,182	58.66
United States		275,429	11.25
Others		736,844	30.09

Total derivative financial assets		2,448,455	100.00

Available-for-sale financial assets
Korea		19,552,797	99.08
United States		180,832	0.92
Others		902	0.00

Total available-for-sale financial assets		19,734,531	100.00

Held-to-maturity financial assets
Korea		13,055,000	100.00
United States		158	0.00

Total held-to-maturity financial assets		13,055,158	100.00

Total	￦	40,989,355

	2012
	Amount		%
	(In millions of Korean won)
Financial assets held for trading
Korea	￦	5,051,858	100.00

Total financial assets held for trading		5,051,858	100.00

Financial assets designated at fair value through profit or loss
Korea		192,607	100.00

Total financial assets designated at fair value through profit or loss		192,607	100.00

Derivative financial assets
Korea		638,817	31.55
United States		366,827	18.12
Others		1,019,140	50.33

Total derivative financial assets		2,024,784	100.00

Available-for-sale financial assets
Korea		21,657,311	99.19
United States		176,394	0.81
Others		837	0.00

Total available-for-sale financial assets		21,834,542	100.00

Held-to-maturity financial assets
Korea		12,255,805	100.00
United States		1	0.00

Total held-to-maturity financial assets		12,255,806	100.00

Total	￦	41,359,597

The counterparties to the financial assets under due from financial institutions and financial instruments indexed to the price of gold within financial assets held for trading are in the banking and insurance industries and have high credit ratings.

4.3 Liquidity risk

4.3.1 Overview of liquidity risk

Liquidity risk is the risk of insolvency or loss due to a disparity between the inflow and outflow of funds, unexpected outflow of funds, and obtaining funds at a high price or disposing of securities at an unfavorable price due to lack of available funds. The Group manages its liquidity risk through analysis of the contractual maturity of all financial assets, liabilities and off- balance items such as commitments and financial guarantee contracts. The Group discloses them by maturity groups: On demand, up to one month, between over one month and three months, between over three months and 12 months, between over one year and five years, and over five years.

Cash flows disclosed for the maturity analysis are undiscounted contractual principal and interest to be received (paid) and, thus, differ from the amount in the financial statements which are based on the present value of expected cash flows in some cases. The amount of interest to be received or paid on floating rate assets and liabilities is measured on the assumption that the current interest rate would be the same through maturity.

4.3.2. Liquidity risk management and indicator

The liquidity risk is managed by ALM (‘Asset Liability Management’) and related guidelines which are applied to the risk management policies and procedures that address all the possible risks that arise from the overall business of the Group.

For the purpose of liquidity management, the liquidity ratio and accumulated liquidity gap ratio on all transactions affecting the in and outflows of funds and transactions of off- balance items are measured, managed and reported to the Risk Management Council and Risk Management Committee on a regular basis.

As the main subsidiary, Kookmin Bank regularly reports the liquidity gap ratio, liquidity ratio, maturity gap ratio and the results of the stress testing related to liquidity risk to the Asset-Liability Management Committee (‘ALCO’) which establishes and monitors the liquidity risk management strategy.

4.3.3. Analysis of remaining contractual maturity of financial assets and liabilities

The remaining contractual maturity of financial assets and liabilities, excluding derivatives held for cash flow hedging, as of December 31, 2011 and 2012, are as follows:

	2011
	On demand		Up to 1 month		1-3 months		3-12 months		1-5 years		Over 5 years		Total
	(In millions of Korean won)
Financial assets
Cash and due from financial institutions(1)	￦	4,453,019	￦	303,624	￦	76,508	￦	89,831	￦	4	￦	119,097	￦	5,042,083
Financial assets held for trading(2)		5,617,257		—		—		—		—		—		5,617,257
Financial assets designated at fair value through profit or loss(2)		708,847		—		—		—		—		—		708,847
Derivatives held for trading(2)		2,220,314		—		—		—		—		—		2,220,314
Derivatives held for fair value hedging(3)		—		9,502		(4,709)		28,399		148,990		346,779		528,961
Loans		97,595		22,337,365		27,042,768		76,893,033		56,899,525		79,060,029		262,330,315
Available-for-sale financial assets(4)		2,240,727		1,408,252		2,604,981		4,785,474		10,153,262		4,012,911		25,205,607
Held-to-maturity financial assets		—		198,914		611,115		2,227,089		9,397,778		2,854,547		15,289,443
Other financial assets		16,079		3,933,496		2,253		1,569,281		14,548		11,487		5,547,144

Total	￦	15,353,838	￦	28,191,153	￦	30,332,916	￦	85,593,107	￦	76,614,107	￦	86,404,850	￦	322,489,971

Financial liabilities
Financial liabilities held for trading(2)	￦	550,873	￦	—	￦	—	￦	—	￦	—	￦	—	￦	550,873
Financial liabilities designated at fair value through profit or loss(2)		837,206		—		—		—		—		—		837,206
Derivatives held for trading(2)		1,905,343		—		—		—		—		—		1,905,343
Derivatives held for fair value hedging(3)		—		(378)		28,613		(1,427)		129,600		6,744		163,152
Deposits(5)		62,496,734		19,301,815		27,509,188		77,736,839		8,954,242		509,831		196,508,649
Debts		365,944		2,433,558		3,377,097		7,222,927		3,278,067		605,826		17,283,419
Debentures		24,260		4,098,529		1,516,938		6,220,672		15,047,649		4,737,050		31,645,098
Other financial liabilities		—		5,488,548		20,474		24,245		187,882		122,718		5,843,867

Total	￦	66,180,360	￦	31,322,072	￦	32,452,310	￦	91,203,256	￦	27,597,440	￦	5,982,169	￦	254,737,607

Off- balance items
Commitments(6)	￦	91,743,942	￦	—	￦	—	￦	—	￦	—	￦	—	￦	91,743,942
Financial guarantee contracts(7)		945,167		—		—		—		—		—		945,167

Total	￦	92,689,109	￦	—	￦	—	￦	—	￦	—	￦	—	￦	92,689,109

	2012
	On demand		Up to 1 month		1-3 months		3-12 months		1-5 years		Over 5 years		Total
	(In millions of Korean won)
Financial assets
Cash and due from financial institutions(1)	￦	5,926,911	￦	586,856	￦	75,523	￦	189,026	￦	—	￦	136,584	￦	6,914,900
Financial assets held for trading(2)		5,947,104		—		—		—		—		—		5,947,104
Financial assets designated at fair value through profit or loss(2)		352,090		—		—		—		—		—		352,090
Derivatives held for trading(2)		1,841,273		—		—		—		—		—		1,841,273
Derivatives held for fair value hedging(3)		—		6,645		929		18,600		125,511		163,808		315,493
Loans		180,872		22,270,266		24,804,731		76,117,318		57,614,670		78,036,743		259,024,600
Available-for-sale financial assets(4)		1,399,487		1,144,817		1,657,583		4,867,026		13,522,904		3,246,902		25,838,719
Held-to-maturity financial assets		—		142,902		362,905		2,525,112		8,753,186		2,192,044		13,976,149
Other financial assets		34,472		5,522,930		14,050		1,561,002		5,843		1,853		7,140,150

Total	￦	15,682,209	￦	29,674,416	￦	26,915,721	￦	85,278,084	￦	80,022,114	￦	83,777,934	￦	321,350,478

Financial liabilities
Financial liabilities held for trading(2)	￦	1,381,997	￦	—	￦	—	￦	—	￦	—	￦	—	￦	1,381,997
Financial liabilities designated at fair value through profit or loss(2)		469,138		—		—		—		—		—		469,138
Derivatives held for trading(2)		1,868,287		—		—		—		—		—		1,868,287
Derivatives held for fair value hedging(3)		—		26,041		3		(1,456)		189,613		2,396		216,597
Deposits(5)		66,973,382		16,388,693		29,403,451		79,020,220		7,634,188		697,398		200,117,332
Debts		273,586		3,854,683		2,854,083		5,675,606		2,879,533		662,557		16,200,048
Debentures		24,659		1,283,340		1,028,400		3,576,694		18,202,836		4,020,164		28,136,093
Other financial liabilities		12,878		7,069,299		8,624		75,325		272,830		22,041		7,460,997

Total	￦	71,003,927	￦	28,622,056	￦	33,294,561	￦	88,346,389	￦	29,179,000	￦	5,404,556	￦	255,850,489

Off- balance items
Commitments(6)	￦	93,193,481	￦	—	￦	—	￦	—	￦	—	￦	—	￦	93,193,481
Financial guarantee contracts(7)		1,610,269		—		—		—		—		—		1,610,269

Total	￦	94,803,750	￦	—	￦	—	￦	—	￦	—	￦	—	￦	94,803,750

(1)	The amounts of ￦4,177,347 million and ￦3,646,611 million which are restricted amounts due from the financial institutions as of December 31, 2011 and 2012, respectively, are excluded.
(2)

Financial instruments held for trading, financial instruments designated at fair value through profit or loss and derivatives held for trading are not managed by contractual maturity because they are expected to be traded or redeemed before maturity. Therefore, the carrying amounts of those financial instruments are classified as ‘On demand’ category.

(3)	Cash flows of derivative instruments held for fair value hedging are shown at net amounts of cash inflows and outflows by remaining contractual maturity.
(4)

Equity investments in financial assets classified as available-for-sale are generally included in the ‘On demand’ category because most of them are available for sale at anytime. However, in the case of equity investments restricted for sale, they are shown in the period in which the restriction is expected to be lifted.

(5)	Deposits that are contractually repayable on demand or on short notice are classified as ‘On demand’ category.
(6)	Commitments are included in the ‘On demand’ category because payments can be required upon request.
(7)	The financial guarantee contracts are included in the ‘On demand’ category because payments can be required upon request.

The contractual cash flows of derivatives held for cash flow hedging as of December 31, 2011 and 2012, are as follows:

	2011
	Up to 1 month		1-3 months		3-12 months		1-5 years		Over 5 years		Total
	(In millions of Korean won)
To be received	￦	1,139	￦	2,864	￦	11,690	￦	371,807	￦	—	￦	387,500
To be paid		(1,446)		(3,380)		(14,160)		(354,042)		—		(373,028)

	2012
	Up to 1 month		1-3 months		3-12 months		1-5 years		Over 5 years		Total
	(In millions of Korean won)
To be received	￦	3,321	￦	4,931	￦	23,486	￦	357,927	￦	—	￦	389,665
To be paid		(3,864)		(6,277)		(29,702)		(366,291)		—		(406,134)

4.4 Market risk

4.4.1 Overview of market risk

Definition of market risk

Market risk is the risk of possible losses which arise from changes in market factors, such as interest rate, stock price, foreign exchange rate and other market factors that affect the fair value or future cash flows of financial instruments, such as securities and derivatives amongst others. The most significant risks associated with trading positions are interest rate risks, and other risks are stock price risks and currency risks. In addition, the Group is exposed to interest rate risks associated with non-trading positions. The Group classifies exposures to market risk into either trading or non-trading positions. The Group measures and manages market risk separately for each subsidiary in the Group.

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

As the main subsidiary, Kookmin Bank establishes market risk management policy, sets position limits, loss limits and VAR limits of each business group and approves newly developed derivative instruments, through its Risk Management Council. The Risk Management Council has delegated the responsibility for market risk management of individual business departments to the Market Risk Management Committee which is chaired by a Chief Risk Officer (CRO). The Market Risk Management Committee sets VaR limits, position limits, loss limits, scenario loss limits and sensitivity limits for each division, at the level of each individual business department.

The ALCO of Kookmin Bank determines operational standards of interest and commission, revises Asset Liability Management (ALM) risk management guidelines, interest rate and commission guidelines and monitors establishment and enforcement of ALM risk management policies. The interest rate risk limit is set based on the future assets/liabilities position and interest rate volatility estimated reflecting the annual work plan. The financial management department and risk management department measure and monitor the interest risk status and limits on a regular basis. The status and limits of interest rate risks such as interest rate gap, duration gap and sensitivity are reported to the ALCO on a monthly basis and to the Risk Management Council on a quarterly basis. The responsibility for ALM control is delegated to the Risk Management Department to ensure adequacy of interest rate and liquidity risk management. The Risk Management Department monitors and reviews risk management procedures and tasks conducted by the Financial Management Department, and reports related information to management independently.

4.4.2 Trading Position

Definition of a trading position

Trading positions subject to market risk management are defined under the Trading Policy and Guideline, and basic requirements are as follows:

•	The trading position is not restricted for sale, is measured daily at fair value, and its significant inherent risks are able to be hedged in the market.

•	The criteria for classification as a trading position are clearly defined in the Trading Policy and Guideline, and separately managed by the trading department.

•	The trading position is operated in accordance with the documented trading strategy and managed through position limits.

•	The operating department or professional dealers have an authority to enforce a deal on the trading position within predetermined limits without pre-approval.

•	The trading position is reported periodically to management for the purpose of the Group’s risk management.

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

VaR (Value at Risk)

i. VaR (Value at Risk)

The Group uses the value-at-risk methodology to measure the market risk of trading positions. There have been changes in market risk measurement technique during the year ended December 31, 2012, and the detailed descriptions are below.

Previous method:

The Group used a daily VaR measure, which is a statistically estimated maximum amount of loss that could occur in one day under normal distribution of financial variables. The Group calculated VaR using the equal-weighted average method based on historical changes in market rates, prices and volatilities over the previous 550 business days and measured VaR at a 99% single tail confidence level.

Current method:

The Group now uses the 10-day VaR, which estimates the maximum amount of loss that could occur in ten days under an historical simulation model which is considered as a full valuation method. The distributions of portfolio’s value changes are estimated based on the data over the previous 250 business days, and ten-day VaR is calculated by subtracting net present market value from the value measured at a 99% confident level of portfolio’s value distribution results. However, the KB Investment & Securities Co., Ltd. calculates ten-day VaR using the equal-weighted average method based on historical changes in market rates, prices and volatilities over the previous 250 business days and measures VaR at a 99% single tail confidence level.

These changes in market risk measurement technique are intended to reflect the volatilities of the market more accurately. The current method immediately reflects the scenario of a day when the financial market shows dramatic moves, and the market risk of financial instruments with complex risk attributes can be measured more appropriately than under the previous methodology.

VaR is a commonly used market risk measurement technique. However, the method has some shortcomings. VaR estimates possible losses over a certain period at a particular confidence level using past market movement data. Past market movements are, however, not necessarily a good indicator of future events, as there may be conditions and circumstances in the future that the model does not anticipate. As a result, the timing and magnitude of the actual losses can be different depending on the assumptions made at the time of the calculation. In addition, the time periods used for the model, generally one or ten days, are assumed to be a sufficient holding period before liquidating the relevant underlying positions. If these holding periods are not sufficient, or too long, the VaR results may understate or overstate the potential loss.

The Group uses an internal model (VaR) to measure general risk, and a standard method to measure each individual risk. Also, general and individual risks in some positions included in the consolidated financial statements in adoption of IFRS, are measured using a standard method. Therefore, the market risk VaR may not reflect the market risk of each individual risk and some specific positions.

ii. Back-Testing

Back-testing is conducted on a daily basis to validate the adequacy of the market risk model. In back-testing, the Group compares both the actual and hypothetical profit and loss with the VaR calculations.

iii. Stress Testing

Stress testing is carried out to analyze the impact of abnormal market situations on the trading and available-for-sale portfolio. It reflects changes in interest rates, stock prices, foreign exchange rates, implied volatilities of derivatives and other risk factors that have significant influence on the value of the portfolio. The Group mainly uses an historical scenario tool and also uses a hypothetical scenario tool for the analysis of abnormal market situations. Stress testing is performed at least once every quarter.

VaR at a 99% confidence level of interest rate, stock price and foreign exchange rate risk for trading positions with one-day holding period by subsidiary as of December 31, 2011, and a ten-day holding period by subsidiary as of December 31, 2012, are as follows:

Kookmin Bank

	2011
	Average		Minimum		Maximum		Ending
	(In millions of Korean won)
Interest rate risk	￦	2,537	￦	1,430	￦	4,019	￦	1,866
Stock price risk		725		86		2,569		1,161
Foreign exchange rate risk		6,464		4,187		12,610		4,882
Deduction of diversification effect		—		—		—		(3,141)

Total VaR	￦	6,206	￦	4,000	￦	11,992	￦	4,768

	2012
	Average(1)		Minimum(1)		Maximum(1)		Ending
	(In millions of Korean won)
Interest rate risk	￦	12,052	￦	4,742	￦	18,589	￦	4,747
Stock price risk		2,847		331		5,585		4,309
Foreign exchange rate risk		26,565		9,590		39,185		11,201
Deduction of diversification effect		—		—		—		(12,217)

Total VaR	￦	18,337	￦	6,902	￦	27,542	￦	8,040

(1)	The average, minimum and maximum amounts are based on the data from the beginning of May to the end of December.

KB Investment & Securities Co., Ltd.

	2011
	Average		Minimum		Maximum		Ending
	(In millions of Korean won)
Interest rate risk	￦	410	￦	131	￦	1,046	￦	413
Stock price risk		659		350		1,643		444
Foreign exchange rate risk		161		15		586		57
Deduction of diversification effect		—		—		—		(329)

Total VaR	￦	819	￦	381	￦	1,885	￦	585

	2012
	Average(1)		Minimum(1)		Maximum(1)		Ending
	(In millions of Korean won)
Interest rate risk	￦	1,805	￦	572	￦	5,054	￦	3,532
Stock price risk		2,350		486		8,683		658
Foreign exchange rate risk		309		18		1,329		224
Deduction of diversification effect		—		—		—		(763)

Total VaR	￦	3,119	￦	724	￦	8,752	￦	3,651

(1)	The average, minimum and maximum amounts are based on the ten day VaR data from the beginning of April to the end of December.

KB Life Insurance Co., Ltd.

	2011
	Average		Minimum		Maximum		Ending
	(In millions of Korean won)
Interest rate risk	￦	23	￦	10	￦	53	￦	12
Deduction of diversification effect		—		—		—		—

Total VaR	￦	23	￦	10	￦	53	￦	12

	2012
	Average(1)		Minimum(1)		Maximum(1)		Ending
	(In millions of Korean won)
Interest rate risk	￦	111	￦	58	￦	152	￦	127
Deduction of diversification effect		—		—		—		—

Total VaR	￦	111	￦	58	￦	152	￦	127

(1)	The average, minimum and maximum amounts are based on the data from the beginning of April to the end of December.

KB Investment Co., Ltd.

	2011
	Average		Minimum		Maximum		Ending
	(In millions of Korean won)
Foreign exchange rate risk	￦	31	￦	26	￦	52	￦	28
Deduction of diversification effect		—		—		—		—

Total VaR	￦	31	￦	26	￦	52	￦	28

	2012
	Average(1)		Minimum(1)		Maximum(1)		Ending
	(In millions of Korean won)
Foreign exchange rate risk	￦	63	￦	39	￦	92	￦	41
Deduction of diversification effect		—		—		—		—

Total VaR	￦	63	￦	39	￦	92	￦	41

(1)	The average, minimum and maximum amounts are based on the data from the beginning of April to the end of December.

Meanwhile, the required equity capital using the standardized method related to the positions which are not measured by VaR as of December 31, 2011 and 2012, is as follows:

Kookmin Bank

	2011		2012
	(In millions of Korean won)
Interest rate risk	￦	23,602	￦	578
Stock price risk		21,279		4,567
Foreign exchange rate risk		9,561		9,081

Total	￦	54,442	￦	14,226

KB Investment & Securities Co., Ltd.

	2011		2012
	(In millions of Korean won)
Interest rate risk	￦	3,911	￦	4,607
Stock price risk		10,212		3,224

Total	￦	14,123	￦	7,831

KB Life Insurance Co., Ltd.

	2011		2012
	(In millions of Korean won)
Stock price risk	￦	—	￦	13

Total	￦	—	￦	13

KB Investment Co., Ltd.

	2011		2012
	(In millions of Korean won)
Stock price risk	￦	—	￦	1,385

Total	￦	—	￦	1,385

As of December 31, 2011, the standardized method was used to measure trading positions’ interest rate, stock price and foreign exchange rate risk of private equity funds which are in the scope of subsidiaries. Those positions’ market risks have been included in VaR during the year ended December 31, 2012.

Details of risk factors

i. Interest rate risk

Trading position interest rate risk usually arises from debt securities in Korean won. The Group’s trading strategy is to benefit from short-term movements in the prices of debt securities arising from changes in interest rates. The Group manages interest rate risk on trading positions using market value-based tools such as VaR and sensitivity analysis (Price Value of a Basis Point: PVBP).

ii. Stock price risk

Stock price risk only arises from trading securities denominated in Korean won as the Group does not have any trading exposure to shares denominated in foreign currencies. The trading securities portfolio in Korean won are composed of exchange-traded stocks and derivative instruments linked to stock with strict limits on diversification.

iii. Foreign exchange rate risk

Foreign exchange rate risk arises from holding assets and liabilities denominated in foreign currency. Net foreign currency exposure mostly occurs from the foreign assets and liabilities which are denominated in US dollars and Kazakhstan Tenge, and the remainder in Japanese Yen or Euro. The Group sets both loss limits and net foreign currency exposure limits and manages comprehensive net foreign exchange exposures which consider both trading and non-trading portfolios.

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

Disclosure of results from each observation method

i. Interest rate gap analysis

Interest rate gap analysis is based on the interest rates repricing dates for interest-bearing assets and interest-bearing liabilities. It measures expected changes in net interest income by calculating the difference in the amounts of interest-bearing assets and interest-bearing liabilities in each maturity bucket. The Group conducts interest gap analysis on assets denominated in Korean won and foreign currencies on a monthly basis. However, where there is no contractual maturity for a particular instrument, then a maturity date is set according to internal liquidity risk management guidelines.

The results of the interest rate gap analysis by subsidiary as of December 31, 2011 and 2012, are as follows:

Kookmin Bank

	2011
	Up to 3 months		3~6 months		6~12 months		1~3 years		Over 3 years		Total
	(In millions of Korean won)
Interest-bearing assets in Korean won	￦	109,769,309	￦	53,264,820	￦	26,293,288	￦	16,619,523	￦	9,309,082	￦	215,256,022
Interest-bearing liabilities in Korean won		91,469,293		30,487,095		54,100,542		20,867,820		13,169,891		210,094,641

Gap	￦	18,300,016	￦	22,777,725	￦	(27,807,254)	￦	(4,248,297)	￦	(3,860,809)	￦	5,161,381

Accumulated gap		18,300,016		41,077,741		13,270,487		9,022,190		5,161,381

Percentage (%)		8.50		19.08		6.16		4.19		2.40

Interest-bearing assets in foreign currencies	￦	13,009,331	￦	2,081,836	￦	1,015,797	￦	899,201	￦	139,646	￦	17,145,811
Interest-bearing liabilities in foreign currencies		11,246,216		3,871,630		2,151,126		205,522		46,132		17,520,626

Gap	￦	1,763,115	￦	(1,789,794)	￦	(1,135,329)	￦	693,679	￦	93,514	￦	(374,815)

Accumulated gap		1,763,115		(26,679)		(1,162,008)		(468,329)		(374,815)

Percentage (%)		10.28		(0.16)		(6.78)		(2.73)		(2.19)

	2012
	Up to 3 months		3~6 months		6~12 months		1~3 years		Over 3 years		Total
	(In millions of Korean won)
Interest-bearing assets in Korean won	￦	91,875,926	￦	50,777,686	￦	36,985,241	￦	23,433,532	￦	16,552,365	￦	219,624,750
Interest-bearing liabilities in Korean won		89,554,290		35,360,899		49,687,125		22,185,102		15,961,551		212,748,967

Gap	￦	2,321,636	￦	15,416,787	￦	(12,701,884)	￦	1,248,430	￦	590,814	￦	6,875,783

Accumulated gap		2,321,636		17,738,423		5,036,539		6,284,969		6,875,783

Percentage (%)		1.06		8.08		2.29		2.86		3.13

Interest-bearing assets in foreign currencies	￦	10,105,090	￦	2,090,551	￦	718,802	￦	641,281	￦	121,700	￦	13,677,424
Interest-bearing liabilities in foreign currencies		8,218,370		3,533,356		1,964,078		513,647		117,821		14,347,272

Gap	￦	1,886,720	￦	(1,442,805)	￦	(1,245,276)	￦	127,634	￦	3,879	￦	(669,848)

Accumulated gap		1,886,720		443,915		(801,361)		(673,727)		(669,848)

Percentage (%)		13.79		3.25		(5.86)		(4.93)		(4.90)

KB Kookmin Card Co., Ltd.

	2011
	Up to 3 months		3~6 months		6~12 months		1~3 years		Over 3 years		Total
	(In millions of Korean won)
Interest-bearing assets in Korean won	￦	3,057,388	￦	683,327	￦	884,063	￦	8,288,959	￦	7,125	￦	12,920,862
Interest-bearing liabilities in Korean won		1,811,500		860,000		2,530,000		3,052,800		1,170,000		9,424,300

Gap	￦	1,245,888	￦	(176,673)	￦	(1,645,937)	￦	5,236,159	￦	(1,162,875)	￦	3,496,562

Accumulated gap		1,245,888		1,069,215		(576,722)		4,659,437		3,496,562

Percentage (%)		9.64		8.28		(4.46)		36.06		27.06

	2012
	Up to 3 months		3~6 months		6~12 months		1~3 years		Over 3 years		Total
	(In millions of Korean won)
Interest-bearing assets in Korean won	￦	2,743,651	￦	802,981	￦	1,100,429	￦	8,453,580	￦	9,765	￦	13,110,406
Interest-bearing liabilities in Korean won		1,370,000		260,000		1,310,000		3,921,800		2,221,000		9,082,800

Gap	￦	1,373,651	￦	542,981	￦	(209,571)	￦	4,531,780	￦	(2,211,235)	￦	4,027,606

Accumulated gap		1,373,651		1,916,632		1,707,061		6,238,841		4,027,606

Percentage (%)		10.48		14.62		13.02		47.59		30.72

KB Investment & Securities Co., Ltd.

	2011
	Up to 3 months		3~6 months		6~12 months		1~3 years		Over 3 years		Total
	(In millions of Korean won)
Interest-bearing assets in Korean won	￦	599,877	￦	103,522	￦	108,031	￦	10,002	￦	2,517	￦	823,949
Interest-bearing liabilities in Korean won		482,001		70,000		—		49,470		—		601,471

Gap	￦	117,876	￦	33,522	￦	108,031	￦	(39,468)	￦	2,517	￦	222,478

Accumulated gap		117,876		151,398		259,429		219,961		222,478

Percentage (%)		14.31		18.37		31.49		26.70		27.00

Interest-bearing assets in foreign currencies	￦	2,068	￦	—	￦	—	￦	—	￦	—	￦	2,068
Interest-bearing liabilities in foreign currencies		—		—		—		—		—		—

Gap	￦	2,068	￦	—	￦	—	￦	—	￦	—	￦	2,068

Accumulated gap		2,068		2,068		2,068		2,068		2,068

Percentage (%)		100.00		100.00		100.00		100.00		100.00

	2012
	Up to 3 months		3~6 months		6~12 months		1~3 years		Over 3 years		Total
	(In millions of Korean won)
Interest-bearing assets in Korean won	￦	342,543	￦	75,000	￦	66,032	￦	100,000	￦	2,291	￦	585,866
Interest-bearing liabilities in Korean won		339,444		30,000		100,000		—		—		469,444

Gap	￦	3,099	￦	45,000	￦	(33,968)	￦	100,000	￦	2,291	￦	116,422

Accumulated gap		3,099		48,099		14,131		114,131		116,422

Percentage (%)		0.53		8.21		2.41		19.48		19.87

Interest-bearing assets in foreign currencies	￦	2,263	￦	—	￦	—	￦	—	￦	—	￦	2,263
Interest-bearing liabilities in foreign currencies		—		—		—		—		—		—

Gap	￦	2,263	￦	—	￦	—	￦	—	￦	—	￦	2,263

Accumulated gap		2,263		2,263		2,263		2,263		2,263

Percentage (%)		100.00		100.00		100.00		100.00		100.00

KB Life Insurance Co., Ltd.

	2011
	Up to 3 months		3~6 months		6~12 months		1~3 years		Over 3 years		Total
	(In millions of Korean won)
Interest-bearing assets in Korean won	￦	228,597	￦	137,620	￦	386,143	￦	820,641	￦	1,917,627	￦	3,490,628
Interest-bearing liabilities in Korean won		60,048		45,817		2,853,620		29,087		541,782		3,530,354

Gap	￦	168,549	￦	91,803	￦	(2,467,477)	￦	791,554	￦	1,375,845	￦	(39,726)

Accumulated gap		168,549		260,352		(2,207,125)		(1,415,571)		(39,726)

Percentage (%)		4.83		7.46		(63.23)		(40.55)		(1.14)

	2012
	Up to 3 months		3~6 months		6~12 months		1~3 years		Over 3 years		Total
	(In millions of Korean won)
Interest-bearing assets in Korean won	￦	133,084	￦	100,088	￦	640,829	￦	1,106,126	￦	2,482,444	￦	4,462,571
Interest-bearing liabilities in Korean won		24,616		67,092		4,131,620		20,525		531,472		4,775,325

Gap	￦	108,468	￦	32,996	￦	(3,490,791)	￦	1,085,601	￦	1,950,972	￦	(312,754)

Accumulated gap		108,468		141,464		(3,349,327)		(2,263,726)		(312,754)

Percentage (%)		2.43		3.17		(75.05)		(50.73)		(7.01)

KB Savings Bank Co., Ltd.

	2012
	Up to 3 months		3~6 months		6~12 months		1~3 years		Over 3 years		Total
	(In millions of Korean won)
Interest-bearing assets in Korean won	￦	251,570	￦	81,607	￦	90,543	￦	42,725	￦	180,729	￦	647,174
Interest-bearing liabilities in Korean won		90,061		96,665		280,717		26,750		2,788		496,981

Gap	￦	161,509	￦	(15,058)	￦	(190,174)	￦	15,975	￦	177,941	￦	150,193

Accumulated gap		161,509		146,451		(43,723)		(27,748)		150,193

Percentage (%)		24.96		22.63		(6.76)		(4.29)		23.21

ii. Interest Rate VaR

Interest rate VaR is the maximum possible loss due to interest rate risk at a 99.94% confidence level. The measurement results of risk as of December 31, 2011 and 2012, are as follows:

	2011		2012
	(In millions of Korean won)
Kookmin Bank	￦	847,865	￦	179,310
KB Kookmin Card Co., Ltd.		124,681		41,867
KB Investment & Securities Co., Ltd.		8,213		5,525
KB Life Insurance Co., Ltd.		127,328		156,474
KB Savings Bank Co., Ltd.		—		2,224

During the year ended December 31, 2012, the Group changed its method of calculating the interest rate impact from a simulation method which applied probable interest rate scenarios to an historical simulation method which uses historical interest rate data. These changes are for a more sophisticated interest rate risk measurement, considering the practical scenarios, the model appropriateness, practical application as well as easy comprehension.

4.4.4 Financial instruments in foreign currencies

Financial instruments in foreign currencies as of December 31, 2011 and 2012, are as follows:

	2011
	USD		JPY		EUR		GBP		CNY		Others		Total
	(In millions of Korean won)
Financial Assets
Cash and due from financial institutions	￦	600,886	￦	112,395	￦	73,159	￦	12,571	￦	25,088	￦	72,379	￦	896,478
Derivatives held for trading		89,851		—		1,027		—		—		—		90,878
Derivatives held for hedging		37,669		—		—		—		—		—		37,669
Loans		11,129,173		2,589,314		753,075		46,149		215		220,212		14,738,138
Available-for-sale financial assets		1,101,434		59,900		18,546		782		—		1,595		1,182,257
Held-to-maturity financial assets		158		—		—		—		—		—		158
Other financial assets		1,178,711		227,508		147,019		3,732		—		105,358		1,662,328

Total financial assets	￦	14,137,882	￦	2,989,117	￦	992,826	￦	63,234	￦	25,303	￦	399,544	￦	18,607,906

Financial liabilities
Derivatives held for trading	￦	221,135	￦	—	￦	1,695	￦	—	￦	—	￦	—	￦	222,830
Derivatives held for hedging		34		—		—		—		—		—		34
Deposits		3,318,285		598,055		164,087		11,959		231		256,987		4,349,604
Debts		6,554,932		1,987,560		839,649		4,261		217		236,713		9,623,332
Debentures		2,728,700		816,320		335,169		—		—		68,843		3,949,032
Other financial liabilities		866,202		132,752		22,765		50,604		18		27,360		1,099,701

Total financial liabilities	￦	13,689,288	￦	3,534,687	￦	1,363,365	￦	66,824	￦	466	￦	589,903	￦	19,244,533

Off-balance items	￦	17,462,188	￦	123,039	￦	195,591	￦	5,438	￦	62	￦	69,450	￦	17,855,768

	2012
	USD		JPY		EUR		GBP		CNY		Others		Total
	(In millions of Korean won)
Financial Assets
Cash and due from financial institutions	￦	868,238	￦	162,793	￦	89,429	￦	13,544	￦	20,625	￦	82,967	￦	1,237,596
Derivatives held for trading		106,215		150		1,267		—		—		—		107,632
Derivatives held for hedging		21,794		—		—		—		—		—		21,794
Loans		9,185,177		2,185,242		528,812		139,134		883		169,483		12,208,731
Available-for-sale financial assets		805,335		21,313		17,315		1,109		—		1,504		846,576
Held-to-maturity financial assets		1		—		—		—		—		—		1
Other financial assets		542,200		51,020		100,883		1,388		—		109,452		804,943

Total financial assets	￦	11,528,960	￦	2,420,518	￦	737,706	￦	155,175	￦	21,508	￦	363,406	￦	15,227,273

Financial liabilities
Derivatives held for trading	￦	180,324	￦	177	￦	1,753	￦	—	￦	—	￦	—	￦	182,254
Deposits		3,767,148		611,386		210,837		17,243		2,793		290,124		4,899,531
Debts		5,034,710		1,765,338		513,294		32,745		48		189,897		7,536,032
Debentures		2,006,660		550,037		249,668		—		—		355,382		3,161,747
Other financial liabilities		1,195,579		59,932		26,234		109,670		39		30,135		1,421,589

Total financial liabilities	￦	12,184,421	￦	2,986,870	￦	1,001,786	￦	159,658	￦	2,880	￦	865,538	￦	17,201,153

Off-balance items	￦	15,948,842	￦	4,537	￦	5,566	￦	4,760	￦	—	￦	7,980	￦	15,971,685

4.5 Operational Risk

4.5.1 Concept

The Group defines operational risk broadly to include all financial and non-financial risks that may arise from operating activities and could cause a negative effect on capital.

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

The Risk Management Council of the Group determines the Group’s risk appetite and allocates economic capital by risk type and subsidiary. Each subsidiary efficiently operates its capital within a range of allocated economic capital. The Risk Management Department of the Group monitors the limit on economic capital and reports the results to management and the Risk Management Council. The Group maintains the adequacy of capital through proactive review and approval of the Risk Management Committee when the economic capital is expected to exceed the limits due to new business or business expansion.

The Group is a financial holding company under the Financial Holding Companies Act. It must maintain a consolidated BIS ratio above 8% based on Basel I in accordance with the Supervisory Regulations and Detailed Supervisory Regulations on Financial Holding Companies.

The details of the Group’s consolidated BIS ratio as of December 31, 2011 and 2012, are as follows:

	2011		2012
	(In millions of Korean won)
Equity Capital	￦	25,062,681	￦	26,907,004
Tier I Capital		19,495,671		20,595,885
Tier II Capital		5,567,010		6,311,119
Risk-weighted assets		192,812,547		193,510,143
Credit risk		187,851,397		187,465,230
Market risk		4,961,150		6,044,913
Capital adequacy ratio (%)		13.00		13.90
Tier I Capital (%)		10.11		10.64
Tier II Capital (%)		2.89		3.26

5. Segment Information

5.1 Overall Segment Information and Business Segments

The Group is organized into the following business segments. These business divisions are based on the nature of the products and services provided, the type or class of customer, and the Group’s management organization.

Banking business	Corporate Banking	The activities within this segment include providing credit, deposit products and other related financial services to large, small-and medium-sized enterprises and SOHOs.

	Retail Banking	The activities within this segment include providing credit, deposit products and other related financial services to individuals and households.

	Other Banking services	The activities within this segment include trading activities in securities and derivatives, funding and other supporting activities.

Credit Card business		The activities within this segment include credit sale, cash service, card loan and other supporting activities.

Investment & Securities business		The activities within this segment include investment banking and brokerage services and other supporting activities.

Life Insurance business		The activities within this segment include life insurance and other supporting activities.

Financial information by business segment for the year ended December 31, 2010, follows:

	Banking business
	Corporate Banking		Retail Banking		Other Banking Services		Sub-total		Credit Card		Investment & Securities		Life Insurance		Others		Intra-group Adjustments		Total
	(In millions of Korean won)
Operating revenues from external customers	￦	2,362,913	￦	2,994,303	￦	637,061	￦	5,994,277	￦	1,361,255	￦	138,042	￦	116,110	￦	16,299	￦	—	￦	7,625,983
Segment operating revenues(expenses)		(8,539)		—		(36,645)		(45,184)		—		(2,459)		(56,219)		126,250		(22,388)		—

Sub-total	￦	2,354,374	￦	2,994,303	￦	600,416	￦	5,949,093	￦	1,361,255	￦	135,583	￦	59,891	￦	142,549	￦	(22,388)	￦	7,625,983
Net interest income		2,551,563		2,353,548		277,809		5,182,920		840,583		4,376		127,535		19,393		(1,003)		6,173,804
Interest income		4,905,806		5,050,298		1,581,780		11,537,884		1,317,774		33,418		127,576		79,894		(44,610)		13,051,936
Interest expense		(2,354,243)		(2,696,750)		(1,303,971)		(6,354,964)		(477,191)		(29,042)		(41)		(60,501)		43,607		(6,878,132)
Net fee and commission income		279,589		646,906		73,931		1,000,426		588,731		52,168		80		91,822		(28,513)		1,704,714
Fee and commission income		310,050		765,955		92,277		1,168,282		1,209,238		65,889		80		110,322		(72,360)		2,481,451
Fee and commission expense		(30,461)		(119,049)		(18,346)		(167,856)		(620,507)		(13,721)		—		(18,500)		43,847		(776,737)
Net gains(losses) on financial assets/ liabilities at fair value through profit or loss		(3,678)		(104,017)		845,477		737,782		—		72,442		2,987		1,597		—		814,808
Net other operating income(loss)		(473,100)		97,866		(596,801)		(972,035)		(68,059)		6,597		(70,711)		29,737		7,128		(1,067,343)
General and administrative expenses		(845,975)		(2,147,386)		(962,152)		(3,955,513)		(224,392)		(89,793)		(35,772)		(114,075)		52,916		(4,366,629)
Operating profit before provision for credit losses		1,508,399		846,917		(361,736)		1,993,580		1,136,863		45,790		24,119		28,474		30,528		3,259,354
Provision(reversal) for credit losses		(2,393,092)		(263,592)		(66,357)		(2,723,041)		(129,267)		2,183		(308)		(20,960)		(24)		(2,871,417)
Net operating profit		(884,693)		583,325		(428,093)		(729,461)		1,007,596		47,973		23,811		7,514		30,504		387,937
Share of profit of associates and joint ventures		—		—		(208,503)		(208,503)		—		—		—		(260)		(1,831)		(210,594)
Net other non-operating revenue (expense)		(3,430)		(1,135)		(18,361)		(22,926)		2,606		4,585		(301)		85,265		(97,204)		(27,975)
Segment profits(loss) before income tax		(888,123)		582,190		(654,957)		(960,890)		1,010,202		52,558		23,510		92,519		(68,531)		149,368
Income tax expense		212,750		(159,755)		294,607		347,602		(245,853)		(13,023)		(5,148)		(12,403)		(634)		70,541
Profit(loss) for the year		(675,373)		422,435		(360,350)		(613,288)		764,349		39,535		18,362		80,116		(69,165)		219,909
Profit(loss) attributable to Shareholders of the parent company		(675,373)		422,435		(360,056)		(612,994)		764,349		39,535		18,362		80,116		(142,768)		146,600
Profit attributable to Non-controlling interests		—		—		(294)		(294)		—		—		—		—		73,603		73,309
Total assets(1)		86,326,555		98,118,111		57,265,678		241,710,344		12,818,703		2,423,995		3,673,209		19,983,182		(21,838,811)		258,770,622
Total liabilities(1)		84,968,051		103,550,321		34,799,444		223,317,816		10,254,962		2,071,770		3,343,362		1,719,836		(1,603,054)		239,104,692

(1)	Amount before intra-group transaction adjustment.

Financial information by business segment for the year ended December 31, 2011, follows:

	Banking business
	Corporate Banking		Retail Banking		Other Banking Services		Sub-total		Credit Card		Investment & Securities		Life Insurance		Others		Intra-group Adjustments		Total
	(In millions of Korean won)
Operating revenues from external customers	￦	2,287,249	￦	3,266,610	￦	1,634,596	￦	7,188,455	￦	1,401,669	￦	162,835	￦	114,616	￦	(24,455)	￦	—	￦	8,843,120
Segment operating revenues (expenses)		(42,943)		(54,409)		219,044		121,692		(276,340)		(2,323)		(47,350)		187,416		16,905		—

Sub-total	￦	2,244,306	￦	3,212,201	￦	1,853,640	￦	7,310,147	￦	1,125,329	￦	160,512	￦	67,266	￦	162,961	￦	16,905	￦	8,843,120
Net interest income		2,559,260		2,779,467		674,268		6,012,995		901,487		13,256		161,717		17,220		(2,163)		7,104,512
Interest income		5,107,821		5,723,486		1,528,099		12,359,406		1,381,384		42,221		161,793		65,679		(54,226)		13,956,257
Interest expense		(2,548,561)		(2,944,019)		(853,831)		(6,346,411)		(479,897)		(28,965)		(76)		(48,459)		52,063		(6,851,745)
Net fee and commission income		242,581		634,916		503,186		1,380,683		241,571		83,130		45		96,071		(6,750)		1,794,750
Fee and commission income		277,579		736,098		545,509		1,559,186		1,351,103		99,803		45		109,296		(289,679)		2,829,754
Fee and commission expense		(34,998)		(101,182)		(42,323)		(178,503)		(1,109,532)		(16,673)		—		(13,225)		282,929		(1,035,004)
Net gains (losses) on financial assets/ liabilities at fair value through profit or loss		(2,205)		(1,832)		993,680		989,643		—		50,209		68		(4,050)		(3)		1,035,867
Net other operating income (loss)		(555,330)		(200,350)		(317,494)		(1,073,174)		(17,729)		13,917		(94,564)		53,720		25,821		(1,092,009)
General and administrative expenses		(728,735)		(1,757,907)		(886,055)		(3,372,697)		(345,765)		(117,925)		(41,556)		(114,568)		60,703		(3,931,808)
Operating profit before provision for credit losses		1,515,571		1,454,294		967,585		3,937,450		779,564		42,587		25,710		48,393		77,608		4,911,312
Provision (reversal) for credit losses		(1,006,656)		(302,261)		17,384		(1,291,533)		(206,566)		(5,919)		(1,241)		(7,765)		46		(1,512,978)
Net operating profit		508,915		1,152,033		984,969		2,645,917		572,998		36,668		24,469		40,628		77,654		3,398,334
Share of profit of associates		—		—		1,352		1,352		—		242		—		2,436		933		4,963
Net other non-operating revenue (expense)		114,011		32,782		(192,701)		(45,908)		(1,748)		(2,579)		(614)		(85,139)		(6,503)		(142,491)
Segment profits (loss) before income tax		622,926		1,184,815		793,620		2,601,361		571,250		34,331		23,855		(42,075)		72,084		3,260,806
Income tax expense		(158,322)		(275,747)		(240,690)		(674,759)		(130,177)		(8,367)		(5,283)		(2,248)		(11,400)		(832,234)
Profit (loss) for the year		464,604		909,068		552,930		1,926,602		441,073		25,964		18,572		(44,323)		60,684		2,428,572
Profit (loss) attributable to Shareholders of the parent company		464,604		909,068		551,588		1,925,260		441,073		25,964		18,572		(44,323)		6,480		2,373,026
Profit attributable to Non-controlling interests		—		—		1,342		1,342		—		—		—		—		54,204		55,546
Total assets(1)		92,399,053		102,545,488		61,567,719		256,512,260		13,349,351		3,336,353		4,515,809		19,499,234		(19,612,190)		277,600,817
Total liabilities(1)		87,160,301		112,167,430		38,116,124		237,443,855		10,567,141		2,812,128		4,161,121		1,363,489		(1,846,712)		254,501,022

(1)	Amount before intra-group transaction adjustment.

Financial information by business segment for the year ended December 31, 2012, follows:

	Banking business
	Corporate Banking		Retail Banking		Other Banking Services		Sub-total		Credit Card		Investment & Securities		Life Insurance		Others		Intra-group Adjustments		Total
	(In millions of Korean won)
Operating revenues from external customers	￦	1,952,464	￦	3,041,135	￦	1,315,417	￦	6,309,016	￦	1,286,719	￦	152,461	￦	131,299	￦	24,992	￦	—	￦	7,904,487
Segment operating revenues (expenses)		2,289		(70,422)		280,343		212,210		(238,094)		5,968		(62,886)		163,555		(80,753)		—

Sub-total	￦	1,954,753	￦	2,970,713	￦	1,595,760	￦	6,521,226	￦	1,048,625	￦	158,429	￦	68,413	￦	188,547	￦	(80,753)	￦	7,904,487
Net interest income		2,593,646		2,524,163		777,589		5,895,398		974,419		18,950		192,011		38,282		(3,147)		7,115,913
Interest income		5,190,403		5,681,723		1,606,306		12,478,432		1,387,987		38,222		191,907		85,407		(26,130)		14,155,825
Interest expense		(2,596,757)		(3,157,560)		(828,717)		(6,583,034)		(413,568)		(19,272)		104		(47,125)		22,983		(7,039,912)
Net fee and commission income		232,981		696,311		344,704		1,273,996		157,788		85,454		211		102,407		(27,215)		1,592,641
Fee and commission income		274,794		760,802		422,104		1,457,700		1,427,271		96,247		211		115,905		(318,666)		2,778,668
Fee and commission expense		(41,813)		(64,491)		(77,400)		(183,704)		(1,269,483)		(10,793)		—		(13,498)		291,451		(1,186,027)
Net gains (losses) on financial assets/ liabilities at fair value through profit or loss		(501)		(15,102)		612,349		596,746		—		39,137		7,703		7,610		7		651,203
Net other operating income (loss)		(871,373)		(234,659)		(138,882)		(1,244,914)		(83,582)		14,888		(131,512)		40,248		(50,398)		(1,455,270)
General and administrative expenses.		(792,533)		(1,672,741)		(840,440)		(3,305,714)		(347,119)		(128,091)		(45,214)		(134,865)		75,718		(3,885,285)
Operating profit before provision for credit losses		1,162,220		1,297,972		755,320		3,215,512		701,506		30,338		23,199		53,682		(5,035)		4,019,202
Provision (reversal) for credit losses		(852,964)		(392,354)		(49,396)		(1,294,714)		(314,844)		(3,624)		(479)		5,841		16		(1,607,804)
Net operating profit		309,256		905,618		705,924		1,920,798		386,662		26,714		22,720		59,523		(5,019)		2,411,398
Share of profit (loss) of associates		—		—		(5,712)		(5,712)		—		176		—		1,386		(9,386)		(13,536)
Net other non-operating revenue (expense)		5,522		—		(69,768)		(64,246)		(4,334)		(2,889)		(856)		(62,307)		(1,902)		(136,534)
Segment profits (loss) before income tax		314,778		905,618		630,444		1,850,840		382,328		24,001		21,864		(1,398)		(16,307)		2,261,328
Income tax expense		(76,854)		(219,173)		(138,671)		(434,698)		(90,736)		(6,349)		(5,258)		(14,384)		2,085		(549,340)
Profit (loss) for the year		237,924		686,445		491,773		1,416,142		291,592		17,652		16,606		(15,782)		(14,222)		1,711,988
Profit (loss) attributable to Shareholders of the parent company		237,924		686,445		491,404		1,415,773		291,592		17,652		16,606		(15,782)		(22,928)		1,702,913
Profit attributable to Non-controlling interests		—		—		369		369		—		—		—		—		8,706		9,075
Total assets(1)		93,143,686		100,591,642		64,013,369		257,748,697		14,046,174		3,353,745		5,987,928		19,987,537		(19,117,503)		282,006,578
Total liabilities(1)		84,489,905		115,521,270		37,779,967		237,791,142		10,966,541		2,808,001		5,594,727		1,288,348		(1,146,221)		257,302,538

(1)	Amount before intra-group transaction adjustment.

5.2 Services and Geographical Segments

5.2.1 Services information

Operating revenues from external customers by services for the years ended December 31, 2010, 2011 and 2012, are as follows:

	2010		2011		2012
	(In millions of Korean won)
Banking service	￦	5,994,277	￦	7,188,455	￦	6,309,016
Credit card service		1,361,255		1,401,669		1,286,719
Investment & securities service		138,042		162,835		152,461
Life insurance service		116,110		114,616		131,299
Other service		16,299		(24,455)		24,992

Total	￦	7,625,983	￦	8,843,120	￦	7,904,487

5.2.2 Geographical information

Geographical operating revenues from external customers for the years ended December 31, 2010, 2011 and 2012, and major non-current assets as of December 31, 2010, 2011 and 2012, are as follows:

	2010				2011				2012
	Revenues from external customers		Major non-current assets		Revenues from external customers		Major non-current assets		Revenues from external customers		Major non-current assets
	(In millions of Korean won)
Domestic	￦	7,540,673	￦	3,660,755	￦	8,751,005	￦	3,643,750	￦	7,805,562	￦	3,640,701
United States		15,648		358		12,849		145		11,438		35
New Zealand		9,072		130		7,591		60		8,268		35
China		26,525		1,453		25,528		861		30,800		11,349
Japan		22,600		2,000		31,499		2,103		30,810		2,653
Argentina		(2)		—		7		—		10		—
Vietnam		—		—		65		481		1,172		429
Cambodia		2,082		952		2,929		557		4,151		546
England		9,385		83		11,647		42		12,276		16
Intra-group adjustment		—		42,370		—		58,014		—		57,230

Total	￦	7,625,983	￦	3,708,101	￦	8,843,120	￦	3,706,013	￦	7,904,487	￦	3,712,994

6. Financial Assets and Financial Liabilities

6.1 Carrying amounts of financial instruments by category

Financial assets and liabilities are measured at fair value or amortized cost.

Measurement policies for each class of financial assets and liabilities are disclosed in Note 3, ‘Significant accounting policies’.

The carrying amounts of financial assets and liabilities by category as of December 31, 2011 and 2012, are as follows:

	2011
	Financial assets at fair value through profit or loss
	Held for trading		Designated at fair value through profit or loss		Loans and receivables		Available-for- sale financial assets		Held-to- Maturity financial assets		Derivatives held for hedging		Total
	(In millions of Korean won)
Financial assets
Cash and due from financial institutions	￦	—	￦	—	￦	9,178,125	￦	—	￦	—	￦	—	￦	9,178,125
Financial assets at fair value through profit or loss		5,617,257		708,847		—		—		—		—		6,326,104
Derivatives		2,220,314		—		—		—		—		228,141		2,448,455
Loans		—		—		212,107,027		—		—		—		212,107,027
Financial investments		—		—		—		22,377,024		13,055,158		—		35,432,182
Other financial assets		—		—		6,409,905		—		—		—		6,409,905

Total	￦	7,837,571	￦	708,847	￦	227,695,057	￦	22,377,024	￦	13,055,158	￦	228,141	￦	271,901,798

	2011
	Financial liabilities at fair value through profit or loss
	Held for trading		Designated at fair value through profit or loss		Financial liabilities at amortized cost		Derivatives held for hedging		Total
	(In millions of Korean won)
Financial liabilities
Financial liabilities at fair value through profit or loss	￦	550,873	￦	837,206	￦	—	￦	—	￦	1,388,079
Derivatives		1,905,343		—		—		154,230		2,059,573
Deposits		—		—		190,337,590		—		190,337,590
Debts		—		—		16,823,838		—		16,823,838
Debentures		—		—		27,069,879		—		27,069,879
Other financial liabilities		—		—		9,962,105		—		9,962,105

Total	￦	2,456,216	￦	837,206	￦	244,193,412	￦	154,230	￦	247,641,064

	2012
	Financial assets at fair value through profit or loss
	Held for trading		Designated at fair value through profit or loss		Loans and receivables		Available-for- sale financial assets		Held-to- Maturity financial assets		Derivatives held for hedging		Total
	(In millions of Korean won)
Financial assets
Cash and due from financial institutions	￦	—	￦	—	￦	10,568,350	￦	—	￦	—	￦	—	￦	10,568,350
Financial assets at fair value through profit or loss		5,947,104		352,090		—		—		—		—		6,299,194
Derivatives		1,841,273		—		—		—		—		183,511		2,024,784
Loans		—		—		212,716,251		—		—		—		212,716,251
Financial investments		—		—		—		24,641,333		12,255,806		—		36,897,139
Other financial assets		—		—		7,554,156		—		—		—		7,554,156

Total	￦	7,788,377	￦	352,090	￦	230,838,757	￦	24,641,333	￦	12,255,806	￦	183,511	￦	276,059,874

	2012
	Financial liabilities at fair value through profit or loss
	Held for trading		Designated at fair value through profit or loss		Financial liabilities at amortized cost		Derivatives held for hedging		Total
	(In millions of Korean won)
Financial liabilities
Financial liabilities at fair value through profit or loss	￦	1,381,997	￦	469,138	￦	—	￦	—	￦	1,851,135
Derivatives		1,868,287		—		—		200,526		2,068,813
Deposits		—		—		194,403,279		—		194,403,279
Debts		—		—		15,969,522		—		15,969,522
Debentures		—		—		24,131,770		—		24,131,770
Other financial liabilities		—		—		11,591,868		—		11,591,868

Total	￦	3,250,284	￦	469,138	￦	246,096,439	￦	200,526	￦	250,016,387

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

Methods of determining fair value for financial instruments are as follows:

Investment securities	The fair value of financial instruments that are quoted in active markets is determined using the quoted prices. Fair value is determined through the use of independent third-party pricing services where quoted prices are not available. Pricing services use one or more of the following valuation techniques including Discounted Cash Flow (DCF) Model, Imputed Market Value Model, Free Cash Flow to Equity Model, Dividend Discount Model, Risk Adjusted Discount Rate Method, and Net Asset Value Method.

Loans	Discounted Cash Flow Model is used to determine the fair value of loans. Fair value is determined by discounting the expected cash flows, which are contractual cash flows adjusted by the expected prepayment rate, at an appropriate discount rate. For those loans with residual maturities of less than three months as of the reporting date and the ones with an interest rate reset period of less than three months, the carrying amount is regarded as representative of fair value.

Derivatives	For exchange traded derivatives, quoted price in an active market is used to determine fair value and for OTC derivatives, fair value is determined using valuation techniques. The Group uses internally developed valuation models that are widely used by market participants to determine fair values of plain vanilla OTC derivatives including options, interest rate swaps, and currency swaps, based on observable market parameters. However, some complex financial instruments are valued using appropriate models developed from generally accepted market valuation models including the Finite Difference Method and the Monte Carlo Simulation or independent third-party valuation service.

Deposits	Carrying amount of demand deposits is regarded as representative of fair value because they do not have a fixed maturity and are payable on demand. Fair value of time deposits is determined using a DCF model. Fair value is determined by discounting the expected cash flows, which are contractual cash flows adjusted by the expected prepayment rate, at an appropriate discount rate. For those deposits with residual maturities of less than three months as of the reporting date and ones with interest rate reset period of less than three months, carrying amount is regarded as representative of fair value.

Debts	Fair value is determined using a DCF model discounting contractual future cash flows at an appropriate discount rate. However, for those debts with residual maturities of less than three months as of the reporting date and ones with an interest rate reset period of less than three months, the carrying amount is regarded as representative of fair value.

Debentures	Fair value is determined by using the valuations of independent third-party pricing services, which are calculated using market inputs.

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

Fair values of financial assets and liabilities measured at amortized cost as of December 31, 2011 and 2012, are as follows:

	2011				2012
	Carrying amount		Fair value		Carrying amount		Fair value
	(In millions of Korean won)
Financial assets
Cash and due from financial institutions	￦	9,178,125	￦	9,185,763	￦	10,568,350	￦	10,521,612
Loans		212,107,027		212,858,247		212,716,251		213,730,235
Held-to-maturity financial assets		13,055,158		13,562,430		12,255,806		12,837,009
Other financial assets		6,409,905		6,409,905		7,554,156		7,554,157

Total financial assets	￦	240,750,215	￦	242,016,345	￦	243,094,563	￦	244,643,013

Financial liabilities
Deposits	￦	190,337,590	￦	190,560,759	￦	194,403,279	￦	194,850,278
Debts		16,823,838		16,826,152		15,969,522		15,988,246
Debentures		27,069,879		28,636,722		24,131,770		25,623,606
Other financial liabilities		9,962,105		9,983,449		11,591,868		11,591,962

Total financial liabilities	￦	244,193,412	￦	246,007,082	￦	246,096,439	￦	248,054,092

Fair value hierarchy

The Group classifies and discloses fair value of the financial instruments into the following three-level hierarchy:

Level 1: Financial instruments measured at quoted prices from active markets are classified as level 1. This level includes debt securities, equity instruments and derivatives that have a quoted market price in an active market.

Level 2: Financial instruments measured using valuation techniques where all significant inputs are observable market data are classified as level 2. This level includes debt securities, certain private equity funds and general over-the-counter derivatives such as swaps, futures and options.

Level 3: Financial instruments measured using valuation techniques where one or more significant inputs are not based on observable market data are classified as level 3. This level includes unlisted equity securities and unlisted private equity funds, complex structured bonds and complex over-the-counter derivatives.

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

The fair value hierarchy of financial assets and liabilities measured at fair value as of December 31, 2011 and 2012, is as follows:

	2011
	Fair value hierarchy						Total
	Level 1		Level 2		Level 3
	(In millions of Korean won)
Financial assets
Financial assets held for trading
Debt securities	￦	2,829,456	￦	2,347,068	￦	—	￦	5,176,524
Equity securities		265,706		135,576		10,826		412,108
Others		28,625		—		—		28,625
Financial assets designated at fair value through profit or loss
Equity securities		—		134,160		—		134,160
Derivative linked securities		—		—		574,687		574,687
Derivatives held for trading		158,649		2,020,623		41,042		2,220,314
Derivatives held for hedging		—		215,656		12,485		228,141
Available-for-sale financial assets(1)
Debt securities		9,209,662		10,344,037		180,832		19,734,531
Equity securities		1,045,235		446,624		1,150,634		2,642,493

Total financial assets	￦	13,537,333	￦	15,643,744	￦	1,970,506	￦	31,151,583

Financial liabilities
Financial liabilities held for trading	￦	550,873	￦	—	￦	—	￦	550,873
Financial liabilities designated at fair value through profit or loss		—		—		837,206		837,206
Derivatives held for trading		158,261		1,695,235		51,847		1,905,343
Derivatives held for hedging		—		132,135		22,095		154,230

Total financial liabilities	￦	709,134	￦	1,827,370	￦	911,148	￦	3,447,652

	2012
	Fair value hierarchy
	Level 1		Level 2		Level 3		Total
	(In millions of Korean won)
Financial assets
Financial assets held for trading
Debt securities	￦	2,621,732	￦	2,430,126	￦	—	￦	5,051,858
Equity securities		428,500		426,907		—		855,407
Others		39,839		—		—		39,839
Financial assets designated at fair value through profit or loss
Equity securities		—		159,483		—		159,483
Derivative linked securities		—		14,983		177,624		192,607
Derivatives held for trading		2,839		1,791,649		46,785		1,841,273
Derivatives held for hedging		—		180,746		2,765		183,511
Available-for-sale financial assets(1)
Debt securities		10,351,980		11,300,578		181,984		21,834,542
Equity securities		922,206		78,432		1,806,153		2,806,791

Total financial assets	￦	14,367,096	￦	16,382,904	￦	2,215,311	￦	32,965,311

Financial liabilities
Financial liabilities held for trading	￦	1,381,997	￦	—	￦	—	￦	1,381,997
Financial liabilities designated at fair value through profit or loss		—		—		469,138		469,138
Derivatives held for trading		2,560		1,817,784		47,943		1,868,287
Derivatives held for hedging		—		191,226		9,300		200,526

Total financial liabilities	￦	1,384,557	￦	2,009,010	￦	526,381	￦	3,919,948

(1)

The amounts of equity securities carried at cost in “level 3” which do not have a quoted market price in an active market and cannot be measured reliably at fair value are ￦186,564 million and ￦150,637 million as of December 31, 2011 and 2012, respectively. These equity securities are carried at cost because it is practically difficult to quantify the intrinsic values of the equity securities issued by unlisted public and non-profit entities. In addition, probabilities and range of estimated cash flows of the unlisted equity securities which are issued by project financing companies cannot be reasonably assessed. Therefore, these equity securities are carried at cost. The Group has no plan to sell these instruments in the near future.

6.3 Level 3 of the fair value hierarchy disclosure

6.3.1 Changes in Level 3 of the fair value hierarchy

Changes in level 3 of the fair value hierarchy for the year ended December 31, 2011 and 2012, are as follows:

	2011
	Financial assets at fair value through profit or loss				Financial investments		Financial liabilities at fair value through profit or loss		Net derivatives
	Financial assets held for trading		Designated at fair value through profit or loss		Available-for-sale financial assets		Designated at fair value through profit or loss		Derivatives held for trading		Derivatives held for hedging
	(In millions of Korean won)
Beginning balance	￦	9,807	￦	139	￦	1,523,742	￦	—	￦	(71,453)	￦	(29,410)
Total gains or losses
—Profit or loss		1,019		(51,229)		373,980		57,963		52,463		32,420
—Other comprehensive income		—		—		(140,112)		—		5,749		—
Purchases		—		636,126		136,582		—		14,733		—
Sales		—		(10,349)		(554,022)		—		(46)		—
Issues		—		—		—		(919,411)		(36,214)		—
Settlements		—		—		—		24,242		23,963		(12,620)
Transfers into level 3		—		—		—		—		—		—
Transfers out of level 3		—		—		(8,704)		—		—		—

Ending balance	￦	10,826	￦	574,687	￦	1,331,466	￦	(837,206)	￦	(10,805)	￦	(9,610)

	2012
	Financial assets at fair value through profit or loss				Financial investments		Financial liabilities at fair value through profit or loss		Net derivatives
	Financial assets held for trading		Designated at fair value through profit or loss		Available-for-sale financial assets		Designated at fair value through profit or loss		Derivatives held for trading		Derivatives held for hedging
	(In millions of Korean won)
Beginning balance	￦	10,826	￦	574,687	￦	1,331,466	￦	(837,206)	￦	(10,805)	￦	(9,610)
Total gains or losses
—Profit or loss		—		120,779		(96,637)		(159,685)		(8,246)		15,935
—Other comprehensive income		—		—		152,877		—		—		—
Purchases		—		129,612		120,547		—		28,163		—
Sales		(10,826)		(647,454)		(70,370)		—		(10,211)		—
Issues		—		—		—		(673,006)		(6,903)		—
Settlements		—		—		—		1,200,759		6,844		(12,860)
Transfers into level 3		—		—		551,755		—		—		—
Transfers out of level 3		—		—		(1,501)		—		—		—

Ending balance	￦	—	￦	177,624	￦	1,988,137	￦	(469,138)	￦	(1,158)	￦	(6,535)

In relation to changes in Level 3 of the fair value hierarchy, total gains or losses recognized in profit or loss for the year, and total gains or losses for the year included in profit or loss for financial instruments held at the end of the reporting period in the statements of comprehensive income for the years ended December 31, 2010, 2011 and 2012, are as follows:

	2010
	Net income from financial investments at fair value through profit or loss		Other operating income
	(In millions of Korean won)
Total gains or losses included in profit or loss for the year	￦	(30,135)	￦	47,221
Total gains or losses for the year included in profit or loss for financial instruments held at the end of the reporting period		(5,066)		(3,464)

	2011
	Net income from financial investments at fair value through profit or loss		Other operating income
	(In millions of Korean won)
Total gains or losses included in profit or loss for the year	￦	60,227	￦	406,389
Total gains or losses for the year included in profit or loss for financial instruments held at the end of the reporting period		18,295		(30,100)

	2012
	Net income from financial investments at fair value through profit or loss		Other operating income
	(In millions of Korean won)
Total gains or losses included in profit or loss for the year	￦	(47,152)	￦	(80,702)
Total gains or losses for the year included in profit or loss for financial instruments held at the end of the reporting period		(18,063)		(83,976)

Sensitivity analysis of fair value of financial instruments classified as level 3

Sensitivity analysis of financial instruments is performed, to measure favorable and unfavorable changes in the fair value of financial instruments which are affected by the unobservable parameters, using a statistical technique. When the fair value is affected by more than two input parameters, the amounts represent the most favorable or most unfavorable. Amongst level 3 financial instruments subject to sensitivity analysis are interest rate-related derivatives and equity-related derivatives whose fair value changes are recognized in profit and loss as well as unlisted equity securities and private equity funds whose fair value changes are recognized in profit and loss or other comprehensive income and loss.

Sensitivity analyses by type of instrument as a result of varying input parameters at December 31, 2012, are as follows:

	2012
	Recognition in profit and loss
	Favorable changes		Unfavorable changes
	(In millions of Korean won)
Financial assets
Financial assets designated at fair value through profit or loss	￦	953	￦	(1,888)
Derivative linked securities(1)		953		(1,888)
Derivatives held for trading(2)		8,047		(9,451)
Derivatives held for hedging(2)		197		(202)
Available-for-sale financial assets		405,057		(175,785)
Debt securities(3)		2,773		(2,731)
Equity securities(4)		402,284		(173,054)

Total financial assets	￦	414,254	￦	(187,326)

Financial liabilities
Financial liabilities designated at fair value through profit or loss(1)	￦	13,843	￦	(7,752)
Derivatives held for trading(2)		3,934		(4,321)
Derivatives held for hedging(2)		176		(169)

Total financial liabilities	￦	17,953	￦	(12,242)

(1)

For financial assets designated at fair value through profit or loss, the changes in fair-value are calculated by shifting principal unobservable input parameters such as stock price fluctuation range of underlying assets by +/- 10%.

(2)

For equity-related derivatives, the changes in fair-value are calculated by shifting principal unobservable input parameters such as correlation between the stock price and volatility by +/- 10%. For interest rate-related derivatives, coefficient of correlation between long-term and short-term interest rates or the volatilities of the underlying assets are shifted by +/- 10% to calculate the fair value changes.

(3)	For debt securities, the changes in fair-value are calculated by shifting principal unobservable input parameters such as discount rate by +/- 1%.
(4)

For equity securities, the changes in fair-value are calculated by shifting principal unobservable input parameters such as correlation between growth rate (0~0.5%) and discount rate, or liquidation value (-1~1%) and discount rate. Sensitivity of fair values to unobservable parameters of private equity fund is practically impossible, but in the case of equity fund composed of real-estates, the changes in fair-value are calculated by shifting correlation between discount rate of cash flows from rent (-1%~1%) and volatilities of real estate selling price (-10%~+10%).

6.3.2 Day one gain or loss

If the Group uses a valuation technique that incorporates data not obtained from observable markets for the fair value at initial recognition of financial instruments, there could be a difference between the transaction price and the amount determined using that valuation technique. In these circumstances, the fair value of financial instruments is recognized as the transaction price and the difference is amortized by using the straight-line method over the life of the financial instruments. If the fair value of the financial instruments is subsequently determined using observable market inputs, the remaining deferred amount is recognized in profit or loss.

The aggregate difference yet to be recognized in profit or loss at the beginning and end of the period and a reconciliation of changes in the balance of this difference, are as follows:

	2011		2012
	(In millions of Korean won)
Balance at the beginning of the year (A)	￦	2,168	￦	4,082
New transactions (B)		5,878		23,677
Amounts recognized in profit or loss during the year (C= a+b)		(3,964)		(19,107)
a. Amortization		(1,314)		(7,091)
b. Settlement		(2,650)		(12,016)

Balance at the end of the year (A+B+C)	￦	4,082	￦	8,652

6.4 Transfer of financial assets

The Group transferred loans and other financial assets to SPEs which were derecognized in their entirety. The maximum exposure to loss (carrying amount) from its continuing involvement in the derecognized financial assets is as follows:

	Type of continuing involvement	Carrying amount of continuing involvement in statement of financial position
	(In millions of Korean won)
KR ABS Ltd.(1)	Senior debt	￦	21,288
	Mezzanine/subordinate debt		43,143

	Total	￦	64,431

(1)	Recognized net loss from transferring loans to the SPEs amounts to ￦22,734 million.

7. Due from financial institutions

The details of due from financial institutions as of December 31, 2011 and 2012, are as follows:

		Financial Institutions	Interest rate(%)	2011		2012
				(In millions of Korean won)
Due from financial institutions in Korean won	Due from Bank of Korea	Bank of Korea	0.00~2.77	￦	3,757,108	￦	3,095,038
	Due from banking institutions	Busan Bank and others	0.00~7.15		371,225		552,672
	Due from others	Samsung Securities Co., Ltd. and others	0.00~3.62		1,888,260		3,177,053

					6,016,593		6,824,763

Due from financial institutions in foreign currencies	Due from banks in foreign currencies	Bank of Korea and others	0.00~0.15		321,689		385,798
	Time deposits in foreign currencies	China Guangfa Bank Panjiayuan Branch and others	0.15~5.69		187,294		448,349
	Due from others	Sumitomo Mitsui Banking Corporation and others	—		30,451		59,330

					539,434		893,477

				￦	6,556,027	￦	7,718,240

Due from financial institutions, classified by type of financial institution as of December 31, 2011 and 2012, are as follows:

	2011
	In Korean won		In foreign currencies		Total
	(In millions of Korean won)
Bank of Korea	￦	3,757,108	￦	185,050	￦	3,942,158
Other banking institutions		371,225		337,784		709,009
Other financial institutions		1,888,260		16,600		1,904,860

Total	￦	6,016,593	￦	539,434	￦	6,556,027

	2012
	In Korean won		In foreign currencies		Total
	(In millions of Korean won)
Bank of Korea	￦	3,095,038	￦	120,143	￦	3,215,181
Other banking institutions		552,672		739,100		1,291,772
Other financial institutions		3,177,053		34,234		3,211,287

Total	￦	6,824,763	￦	893,477	￦	7,718,240

Restricted due from financial institutions as of December 31, 2011 and 2012, are as follows:

		Financial Institutions	2011		2012		Reason for restriction
			(In millions of Korean won)
Due from financial institutions in Korean won	Due from Bank of Korea	Bank of Korea	￦	3,757,108	￦	3,095,038	Bank of Korea Act
	Due from Banking institution	Hana Bank and others		88,827		248,603	Agreement for allocation of deposit
	Due from others	The Korea Exchange and others		69,437		152,235	Market entry deposit and others

			￦	3,915,372	￦	3,495,876

Due from financial institutions in foreign currencies	Due from banks in foreign currencies	Bank of Korea and others	￦	189,859	￦	128,812	Bank of Korea Act and others
	Time deposit in foreign currencies	Sumitomo Mitsui BKG CO New York and others		48,810		6,962	Bank Act of the State of New York
	Due from others	Ong First Tradition PTE and others		17,172		11,063	Derivatives margin account and others

			￦	255,841	￦	146,837

			￦	4,171,213	￦	3,642,713

8. Assets pledged as collaterals

The details of assets pledged as collaterals as of December 31, 2011 and 2012, are as follows:

		2011
Assets pledged	Pledgee	Carrying amount		Collateralized amount		Reason of pledge
		(In millions of Korean won)
Due from financial institutions	Woori Bank and others	￦	57,500	￦	57,500	Borrowings from Bank and others

Financial assets held for trading	Korea Securities Depository and others		183,280		178,171	Bonds sold under repurchase agreements
	Korea Securities Depository and others		647,363		602,299	Securities lending transactions
	Samsung Futures Inc. and others		105,457		95,956	Derivatives transactions
	Others		8,803		8,395	Others

	Sub-total		944,903		884,821

Available-for-sale financial assets	Korea Securities Depository and others		29,393		29,986	Bonds sold under repurchase agreements
	Samsung Futures Inc. and others		5,976		5,766	Derivatives transactions

	Sub-total		35,369		35,752

Held-to-maturity financial assets	Korea Securities Depository and others		1,678,218		1,678,000	Bonds sold under repurchase agreements
	Bank of Korea		1,063,228		1,070,000	Borrowings from Bank of Korea
	Bank of Korea		938,200		934,800	Settlement risk of Bank of Korea
	Samsung Futures Inc. and others		661,666		666,807	Derivatives transactions
	Others		1,224,998		1,200,300	Others

	Sub-total		5,566,310		5,549,907

Mortgage loans	Others		1,287,527		1,282,791	Covered Bond

Total		￦	7,891,609	￦	7,810,771

		2012
Assets pledged	Pledgee	Carrying amount		Collateralized amount		Reason of pledge
		(In millions of Korean won)
Due from financial institutions	Woori Bank and others	￦	89,000	￦	89,000	Borrowings from Bank and others

Financial assets held for trading	Korea Securities Depository and others		321,454		306,194	Bonds sold under repurchase agreements
	Korea Securities Depository and others		1,440,316		1,338,186	Securities lending transactions
	Samsung Futures Inc. and others		80,583		72,801	Derivatives transactions
	Others		18,917		17,945	Others

	Sub-total		1,861,270		1,735,126

Available-for-sale financial assets	Samsung Futures Inc. and others		3,447		3,213	Derivatives transactions
	Others		400		400	Others

	Sub-total		3,847		3,613

Held-to-maturity financial assets	Korea Securities Depository and others		3,602,681		3,602,000	Bonds sold under repurchase agreements
	Bank of Korea		965,072		960,000	Borrowings from Bank of Korea
	Bank of Korea		781,389		776,800	Settlement risk of Bank of Korea
	Samsung Futures Inc. and others		266,113		266,000	Derivatives transactions
	Others		1,249,441		1,220,500	Others

	Sub-total		6,864,696		6,825,300

Mortgage loans	Others		1,058,470		1,054,834	Covered Bond

Total		￦	9,877,283	￦	9,707,873

The fair value of collateral available to sell or repledge, and collateral sold or repledged, regardless of debtor’s default, as of December 31, 2011 and 2012, are as follows:

	2011
	Fair value of collateral held		Fair value of collateral sold or repledged		Total
	(In millions of Korean won)
Securities	￦	1,881,523	￦	—	￦	1,881,523

Total	￦	1,881,523	￦	—	￦	1,881,523

	2012
	Fair value of collateral held		Fair value of collateral sold or repledged		Total
	(In millions of Korean won)
Securities	￦	3,609,354	￦	—	￦	3,609,354

Total	￦	3,609,354	￦	—	￦	3,609,354

Loaned securities as of December 31, 2011 and 2012, are as follows:

	2011		2012		Borrower
	(In millions of Korean won)
Government and public bonds	￦	170,279	￦	228,912	Korea Securities Finance Corp., Korea Securities Depository and others
Stocks		26,766		43,543	Korea Securities Depository and others

Total	￦	197,045	￦	272,455

Securities borrowed as of December 31, 2011 and 2012, are as follows:

	2011		2012		Borrower
	(In millions of Korean won)
Government and public bonds	￦	18,422	￦	31,088	Korea Securities Finance Corp., Korea Securities Depository and others
Stocks		52,075		47,996	Korea Securities Finance Corp., Korea Securities Depository and others

Total	￦	70,497	￦	79,084

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

The details of derivative financial instruments for trading as of December 31, 2011 and 2012, are as follows:

	2011
	Notional amount		Assets		Liabilities
	(In millions of Korean won)
Interest rate
Futures(1)	￦	1,924,542	￦	—	￦	—
Swaps		110,920,785		519,217		653,983
Options		11,997,483		69,952		69,979

Sub-total		124,842,810		589,169		723,962

Currency
Forwards		31,316,223		916,479		405,570
Futures(1)		212,052		—		125
Swaps		16,341,586		509,085		551,918
Options		348,643		3,151		1,401

Sub-total		48,218,504		1,428,715		959,014

Stock and index
Futures(1)		85,419		—		—
Swaps		97,942		1,416		6,385
Options		1,049,752		198,295		213,668

Sub-total		1,233,113		199,711		220,053

Commodity
Futures(1)		3,351		279		—

Sub-total		3,351		279		—

Other		60,000		2,440		2,314

Total	￦	174,357,778	￦	2,220,314	￦	1,905,343

	2012
	Notional amount		Assets		Liabilities
	(In millions of Korean won)
Interest rate
Futures(1)	￦	1,593,818	￦	—	￦	—
Swaps		145,046,846		839,948		948,697
Options		10,715,347		79,942		78,149

Sub-total		157,356,011		919,890		1,026,846

Currency
Forwards		17,280,288		264,579		342,576
Futures(1)		602,051		974		7
Swaps		13,487,378		576,857		427,227
Options		334,912		3,215		2,638

Sub-total		31,704,629		845,625		772,448

Stock and index
Futures(1)		174,997		—		—
Swaps		355,995		18,056		6,879
Options		1,938,069		56,376		60,952

Sub-total		2,469,061		74,432		67,831

Commodity
Futures(1)		3,856		88		2

Sub-total		3,856		88		2

Other		60,000		1,238		1,160

Total	￦	191,593,557	￦	1,841,273	￦	1,868,287

(1)	A gain or loss from daily marking to market futures is reflected in the margin accounts.

Fair value hedge

The details of derivatives designated as fair value hedging instruments as of December 31, 2011 and 2012, are as follows:

	2011
	Notional amount		Assets		Liabilities
	(In millions of Korean won)
Interest rate
Swaps	￦	4,343,294	￦	206,560	￦	12,564
Currency
Swaps		1,153,300		—		127,780
Other		190,000		—		12,800

Total	￦	5,686,594	￦	206,560	￦	153,144

	2012
	Notional amount		Assets		Liabilities
	(In millions of Korean won)
Interest rate
Swaps	￦	1,921,251	￦	180,719	￦	6,642
Currency
Swaps		1,071,100		—		183,929
Other		140,000		2,348		2,658

Total	￦	3,132,351	￦	183,067	￦	193,229

Gains and losses from fair value hedging instruments and hedged items attributable to the hedged risk for the years ended December 31, 2010, 2011 and 2012, are as follows:

	2010		2011		2012
	(In millions of Korean won)
Gains(losses) on hedging instruments	￦	102,691	￦	108,507	￦	(14,654)
Gains(losses) on the hedged item attributable to the hedged risk		(87,292)		(84,914)		37,641

Total	￦	15,399	￦	23,593	￦	22,987

Cash flow hedge

The details of derivatives designated as cash flow hedging instruments as of December 31, 2011 and 2012, are as follows:

	2011
	Notional amount		Assets		Liabilities
	(In millions of Korean won)
Interest rate
Swaps	￦	350,000	￦	—	￦	1,086
Currency
Swaps		345,990		21,581		—

Total	￦	695,990	￦	21,581	￦	1,086

	2012
	Notional amount		Assets		Liabilities
	(In millions of Korean won)
Interest rate
Swaps	￦	1,065,000	￦	444	￦	7,013
Currency
Swaps		321,330		—		284

Total	￦	1,386,330	￦	444	￦	7,297

Gains and losses from cash flow hedging instruments and hedged items attributable to the hedged risk for the years ended December 31, 2010, 2011 and 2012, are as follows:

	2010		2011		2012
	(In millions of Korean won)
Gains(losses) on hedging instruments	￦	—	￦	21,631	￦	(27,006)
Gains(losses) on the hedged item attributable to the hedged risk		—		21,631		(26,838)

Ineffectiveness recognized in profit or loss	￦	—	￦	—	￦	(168)

Amounts recognized in other comprehensive income and reclassified from equity to profit or loss for the years ended December 31, 2010, 2011 and 2012, are as follows:

	2010		2011		2012
	(In millions of Korean won)
Amount recognized in other comprehensive income	￦	—	￦	21,631	￦	(26,838)
Amount reclassified from equity to profit or loss		—		(23,193)		25,000
Tax effect		—		241		1,025

Total	￦	—	￦	(1,321)	￦	(813)

10. Loans

Loans as of December 31, 2011 and 2012, are as follows:

	2011		2012
	(In millions of Korean won)
Loans	￦	215,155,061	￦	215,558,351
Deferred loan origination fees and costs		399,871		426,336
Less: Allowances for loan losses		(3,447,905)		(3,268,436)

Carrying amount	￦	212,107,027	￦	212,716,251

Loans to banks as of December 31, 2011 and 2012, are as follows:

	2011		2012
	(In millions of Korean won)
Loans	￦	3,987,658	￦	4,397,742
Less: Allowances for loan losses		(334)		(9)

Carrying amount	￦	3,987,324	￦	4,397,733

Loans to customers other than banks as of December 31, 2011 and 2012, consist of:

	2011
	Retail		Corporate		Credit card		Total
	(In millions of Korean won)
Loans in Korean won	￦	103,855,183	￦	80,355,474	￦	—	￦	184,210,657
Loans in foreign currencies		70,022		4,071,464		—		4,141,486
Domestic import usance bills		—		4,277,672		—		4,277,672
Off-shore funding loans		—		893,289		—		893,289
Call loans		—		1,092,895		—		1,092,895
Bills bought in Korean won		—		104,487		—		104,487
Bills bought in foreign Currencies		—		2,723,066		—		2,723,066
Guarantee payments under payment guarantee		—		56,511		—		56,511
Credit card receivables in Korean won		—		—		12,420,308		12,420,308
Credit card receivables in foreign currencies		—		—		959		959
Bonds purchased under repurchase agreements		—		829,500		—		829,500
Privately placed bonds		—		816,444		—		816,444

Sub-total		103,925,205		95,220,802		12,421,267		211,567,274
Proportion (%)		49.12		45.01		5.87		100.00
Allowances		(635,476)		(2,461,713)		(350,382)		(3,447,571)

Total	￦	103,289,729	￦	92,759,089	￦	12,070,885	￦	208,119,703

	2012
	Retail		Corporate		Credit card		Total
	(In millions of Korean won)
Loans in Korean won	￦	102,066,790	￦	82,892,571	￦	—	￦	184,959,361
Loans in foreign currencies		71,974		3,466,302		—		3,538,276
Domestic import usance bills		—		3,595,143		—		3,595,143
Off-shore funding loans		—		753,885		—		753,885
Call loans		—		1,193,334		—		1,193,334
Bills bought in Korean won		—		30,343		—		30,343
Bills bought in foreign Currencies		—		2,522,110		—		2,522,110
Guarantee payments under payment guarantee		—		45,154		—		45,154
Credit card receivables in Korean won		—		—		11,871,313		11,871,313
Credit card receivables in foreign currencies		—		—		2,538		2,538
Bonds purchased under repurchase agreements		—		1,251,000		—		1,251,000
Privately placed bonds		—		603,667		—		603,667
Factored receivables		1,198,105		22,716		—		1,220,821

Sub-total		103,336,869		96,376,225		11,873,851		211,586,945
Proportion (%)		48.84		45.55		5.61		100.00
Allowances		(687,833)		(2,251,104)		(329,490)		(3,268,427)

Total	￦	102,649,036	￦	94,125,121	￦	11,544,361	￦	208,318,518

The changes in deferred loan origination fees and costs for the years ended December 31, 2011 and 2012, are as follows:

	2011
	Beginning		Increase		Decrease		Others		Ending
	(In millions of Korean won)
Deferred loan origination costs
Loans in Korean won	￦	365,774	￦	254,099	￦	171,751	￦	—	￦	448,122
Other origination costs		—		263		62		—		201

Sub-total		365,774		254,362		171,813		—		448,323

Deferred loan origination fees
Loans in Korean won		46,245		17,723		20,726		—		43,242
Credit card		2,438		—		2,332		—		106
Other origination fees		5,379		2,211		2,487		1		5,104

Sub-total		54,062		19,934		25,545		1		48,452

Total	￦	311,712	￦	234,428	￦	146,268	￦	(1)	￦	399,871

	2012
	Beginning		Increase		Decrease		Others		Ending
	(In millions of Korean won)
Deferred loan origination costs
Loans in Korean won	￦	448,122	￦	321,090	￦	266,700	￦	—	￦	502,512
Other origination costs		201		430		287		—		344

Sub-total		448,323		321,520		266,987		—		502,856

Deferred loan origination fees
Loans in Korean won		43,242		53,166		26,414		—		69,994
Credit card		106		—		106		—		—
Other origination fees		5,104		3,245		1,803		(20)		6,526

Sub-total		48,452		56,411		28,323		(20)		76,520

Total	￦	399,871	￦	265,109	￦	238,664	￦	20	￦	426,336

11. Allowances for Loan Losses

The changes in the allowances for loan losses for the years ended December 31, 2011 and 2012, are as follows:

	2011
	Retail		Corporate		Credit card		Total
	(In millions of Korean won)
Beginning	￦	520,842	￦	2,907,747	￦	327,587	￦	3,756,176
Written-off		(286,895)		(1,481,877)		(412,642)		(2,181,414)
Recoveries from written-off loans		119,925		166,696		203,658		490,279
Sale		(17,947)		(221,809)		(94)		(239,850)
Provision(1)		295,871		1,115,831		232,932		1,644,634
Other changes		3,680		(24,541)		(1,059)		(21,920)

Ending	￦	635,476	￦	2,462,047	￦	350,382	￦	3,447,905

	2012
	Retail		Corporate		Credit card		Total
	(In millions of Korean won)
Beginning	￦	635,476	￦	2,462,047	￦	350,382	￦	3,447,905
Written-off		(452,639)		(1,203,832)		(540,664)		(2,197,135)
Recoveries from written-off loans		102,698		161,333		185,027		449,058
Sale		(6,082)		(98,865)		—		(104,947)
Provision(1)		402,373		914,551		336,356		1,653,280
Other changes		6,007		15,879		(1,611)		20,275

Ending	￦	687,833	￦	2,251,113	￦	329,490	￦	3,268,436

(1)

Provision for credit losses in statements of comprehensive income also include reversal for unused commitments and guarantees(Note 23), reversal for financial guarantees contracts(Note 23), and provision for other financial assets(Note 18).

The amounts of written-off loans, over which the Group still has a right to claim against the borrowers and guarantors, are ￦14,118,853 million and ￦15,018,335 million, as of December 31, 2011 and 2012, respectively.

The coverage ratio of allowances for loan losses as of December 31, 2011 and 2012, is as follows:

	2011		2012
	(In millions of Korean won)
Loans	￦	215,554,932	￦	215,984,687
Allowances for loan losses		3,447,905		3,268,436
Ratio (%)		1.60		1.51

12. Financial assets at fair value through profit or loss and Financial investments

The details of financial assets at fair value through profit or loss and financial investments as of December 31, 2011 and 2012, are as follows:

	2011		2012
	(In millions of Korean won)
Financial assets held for trading
Debt securities:
Government and public bonds	￦	1,507,503	￦	1,671,956
Financial bonds		2,837,144		2,498,711
Corporate bonds		586,416		748,706
Asset-backed securities		134,943		20,004
Others		110,518		112,481
Equity securities:
Stocks		187,181		197,458
Beneficiary certificates		224,927		657,949
Others		28,625		39,839

Total financial assets held for trading		5,617,257		5,947,104

Financial assets designated at fair value through profit or loss
Equity securities:
Beneficiary certificates		134,160		159,483
Derivative linked securities		574,687		192,607

Total financial assets designated at fair value through profit or loss		708,847		352,090

Total financial assets at fair value through profit or loss	￦	6,326,104	￦	6,299,194

Available-for-sale financial assets
Debt securities:
Government and public bonds	￦	5,988,659	￦	6,256,380
Financial bonds		6,432,081		7,476,233
Corporate bonds		5,375,387		6,526,465
Asset-backed securities		1,757,482		1,399,015
Others		180,922		176,449
Equity securities:
Stocks		1,911,108		1,927,841
Equity investments and others		87,917		109,833
Beneficiary certificates		643,468		769,117

Total available-for-sale financial assets		22,377,024		24,641,333

Held-to-maturity financial assets
Debts securities:
Government and public bonds		5,435,754		4,449,243
Financial bonds		1,125,326		1,315,417
Corporate bonds		6,155,467		6,212,850
Asset-backed securities		338,611		278,296
Total held-to-maturity financial assets		13,055,158		12,255,806

Total financial investments	￦	35,432,182	￦	36,897,139

The impairment losses and the reversal of impairment losses in financial investments for the years ended December 31, 2010, 2011 and 2012, are as follows:

	2010
	Impairment		Reversal		Net
	(In millions of Korean won)
Available-for-sale financial assets	￦	(48,184)	￦	—	￦	(48,184)
Held-to-maturity financial assets		(523)		4		(519)

Total	￦	(48,707)	￦	4	￦	(48,703)

	2011
	Impairment		Reversal		Net
	(In millions of Korean won)
Available-for-sale financial assets	￦	(51,072)	￦	—	￦	(51,072)
Held-to-maturity financial assets		(150)		117		(33)

Total	￦	(51,222)	￦	117	￦	(51,105)

	2012
	Impairment		Reversal		Net
	(In millions of Korean won)
Available-for-sale financial assets	￦	(281,053)	￦	—	￦	(281,053)
Held-to-maturity financial assets		(154)		—		(154)

Total	￦	(281,207)	￦	—	￦	(281,207)

13. Investments in associates

Investments in associates as of December 31, 2011 and 2012, are as follows:

	2011
	Ownership (%)	Acquisition cost		Share of net asset amount		Carrying amount		Industry	Location
	(%)	(In millions of Korean won)
Associates
Balhae Infrastructure Fund(1)	12.61	￦	125,597	￦	128,778	￦	128,778	Investment finance	Korea
Korea Credit Bureau Co., Ltd.(1)	9.00		4,500		3,766		3,766	Credit Information	Korea
UAMCO., Ltd.(1)	17.50		85,050		103,617		109,531	Other finance	Korea
JSC Bank CenterCredit
Ordinary share(2),(4)	29.56		954,104		271,941		365,059	Banking	Kazakhstan
Preference share(2)	93.15
KoFC KBIC Frontier Champ 2010-5(PEF)	50.00		28,850		28,840		28,831	Investment finance	Korea
KB Global Star Game & Apps SPAC(1),(4)	0.23		20		48		48	SPAC	Korea
Semiland Co., Ltd.	21.32		1,470		2,247		2,247	Manufacture	Korea
Serit Platform Co., Ltd.	21.72		1,500		1,451		1,451	Manufacture of communication equipment	Korea
Sehwa Electronics Co., Ltd.	20.95		3,508		3,454		3,454	Manufacture of electronic components	Korea
Testian Co., Ltd.(3)	19.90		820		789		789	Manufacture of semiconductor equipment	Korea
DS Plant Co., Ltd.(3)	—		—		—		—	Manufacture of machine	Korea
KT Wibro infrastructure	40.34		100,000		104,049		104,049	Manufacture of electronic components	Korea
Joam Housing Development Co., Ltd.(1)	15.00		8		(566)		—	Housing	Korea
United PF 1st Recovery Private Equity Fund(1)	18.50		148,000		149,099		143,437	Other finance	Korea
Ilssan Elecom(Shenyang) Co., Ltd.	100.00		2,140		(1,270)		—	Manufacture of electronic components	China
Qingdao Danam Electronics Co., Ltd.	100.00		692		692		692	Manufacture of electronic components	China

Total		￦	1,456,259	￦	796,935	￦	892,132

	2012
	Ownership (%)	Acquisition cost		Share of net asset amount		Carrying amount		Industry	Location
	(%)	(In millions of Korean won)
Associates
Balhae Infrastructure Fund(1)	12.61		121,817		125,004		125,004	Investment finance	Korea
Korea Credit Bureau Co., Ltd.(1)	9.00		4,500		3,790		3,790	Credit Information	Korea
UAMCO., Ltd.(1)	17.50		85,050		120,916		139,760	Other finance	Korea
JSC Bank CenterCredit
Ordinary share(2),(4)	29.56		954,104		250,692		281,889	Banking	Kazakhstan
Preference share(2)	93.15
KoFC KBIC Frontier Champ 2010-5(PEF)	50.00		32,150		28,761		25,539	Investment finance	Korea
KB Global Star Game & Apps SPAC(1),(4)	0.23		20		48		48	SPAC	Korea
Semiland Co., Ltd.	21.32		1,470		2,513		2,513	Manufacture	Korea
Serit Platform Co., Ltd.	21.72		1,500		1,517		1,517	Manufacture of communication equipment	Korea
Sehwa Electronics Co., Ltd.	20.95		3,508		2,955		2,955	Manufacture of electronic components	Korea
Testian Co., Ltd.(3)	47.09		1,018		1,041		1,041	Manufacture of semiconductor equipment	Korea
DS Plant Co., Ltd.(3)	—		—		—		—	Manufacture of machine	Korea
KT Wibro infrastructure	40.34		100,000		105,955		105,955	Manufacture of electronic components	Korea
Joam Housing Development Co., Ltd.(1)	15.00		8		(371)		—	Housing	Korea
United PF 1st Recovery Private Equity Fund(1)	17.72		191,617		201,182		195,425	Other finance	Korea
CH Engineering Co., Ltd.(5)	41.73		—		107		—	Architectural design and Service	Korea
Evalley Co., Ltd.(5)	46.24		—		—		—	Software advisory, development, and supply	Korea
Shinla Construction Co., Ltd.(5)	20.24		—		—		—	Specialty construction	Korea
PyungJeon Industries Co.,LTD.(5)	15.65		—		—		—	Specialty construction	Korea
Kores Co., Ltd.(6)	16.01		634		1,384		1,384	Manufacture of automobile parts	Korea
KB GwS Private Securities Investment Trust	26.74		113,880		124,410		120,939	Security investment trust management	Korea
Incheon Bridge Co., Ltd.(1)	14.99		24,677		1,630		1,630	Operation of Highways and Related facilities	Korea
KB Star office Private real estate Investment Trust No.1	21.05		20,000		20,311		19,898	Security investment trust management	Korea
KoFC POSCO HANHWA KB shared growth Private Equity Fund	25.00		6,250		5,606		4,983	Investment finance	Korea
Ilssan Elecom(Shenyang) Co., Ltd.	100.00		2,140		(1,212)		—	Manufacture of electronic components	China
Qingdao Danam Electronics Co., Ltd.	100.00		692		935		935	Manufacture of electronic components	China

Total		￦	1,665,035	￦	997,174	￦	1,035,205

(1)

As of December 31, 2011 and 2012, the Group is represented in the governing body of Balhae Infrastructure Fund, Korea Credit Bureau Co., Ltd., UAMCO., Ltd., KB Global Star Game & Apps SPAC, Joam Housing Development Co., Ltd., United PF 1st Recovery Private Equity Fund and Incheon Bridge Co., Ltd., and has business relationships with those associates. Therefore, the Group has significant influence over the decision-making process relating to their financial and business policies.

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

(3)

The Group’s ownership in Testian Co., Ltd. is 27.39% and 48.41% as of December 31, 2011 and 2012, respectively, when the potential voting rights from redeemable convertible preference shares and convertible bond held by the Group are taken into account. Also, The Group’s ownership in DS Plant Co., Ltd. is 21.05% and 21.05%, when the potential voting rights from convertible bond held by the Group are taken into account as of December 31, 2011 and 2012, respectively.

(4)

Fair value of ordinary shares of JSC Bank CenterCredit, reflecting the published market price, as of December 31, 2011 and 2012, are ￦89,669 million and ￦65,821 million, respectively, and fair value of shares of KB Global Star Game & Apps SPAC, reflecting the published market price, as of December 31, 2011 and 2012, are ￦47 million and ￦49 million, respectively.

(5)

Shares of CH Engineering Co., Ltd., Evalley Co., Ltd., Shinla Construction Co., Ltd. and PyungJeon Industries Co.,Ltd. acquired through debt-equity swap, are reclassified as investments in associates due to termination of rehabilitation procedures.

(6)	As corporate restructuring is in progress, the Group has significant influence through participation in creditors’ consultative council.

Summarized financial information on associates:

	2011
	Total assets		Total liabilities		Share capital		Equity		Operating income		Profit (loss)
	(In millions of Korean won)
Associates
Balhae Infrastructure Fund	￦	1,023,825	￦	2,187	￦	971,835	￦	1,021,638	￦	63,530	￦	55,069
Korea Credit Bureau Co., Ltd.		51,484		9,651		10,000		41,833		40,535		6,357
UAMCO., Ltd.		3,738,326		3,146,227		2,430		592,099		468,220		106,274
JSC Bank CenterCredit		8,392,599		7,744,111		546,794		648,488		352,383		10,627
KoFC KBIC Frontier Champ 2010-5(PEF)		58,015		334		57,700		57,681		2,210		1,065
KB Global Star Game & Apps SPAC		21,755		1,260		862		20,495		—		173
Semiland Co., Ltd.		11,074		6,080		985		4,994		5,996		387
Serit Platform Co., Ltd.		5,985		3,590		1,000		2,395		4,617		(203)
Sehwa Electronics Co., Ltd.		27,378		11,487		1,050		15,891		13,812		43
Testian Co., Ltd.		2,442		1,651		1,030		791		426		62
DS Plant Co., Ltd.		10,286		7,590		600		2,696		12,518		32
KT Wibro infrastructure		277,933		25,963		24,792		251,970		1,719		2,310
Joam Housing Development Co., Ltd.		85,714		89,485		50		(3,771)		18,451		(828)
United PF 1st Recovery Private Equity Fund		836,104		30,162		800,000		805,942		58,529		5,942
IlssanElecom (Shenyang) Co., Ltd.		1,094		2,364		1,698		(1,270)		4,360		(205)
Qingdao Danam Electronics Co., Ltd.		1,394		702		4,733		692		—		—

	2012
	Total assets		Total liabilities		Share capital		Equity		Operating income		Profit (loss)
	(In millions of Korean won)
Associates
Balhae Infrastructure Fund	￦	993,838	￦	2,138	￦	993,030	￦	991,700	￦	67,825	￦	61,514
Korea Credit Bureau Co., Ltd.		55,944		13,834		10,000		42,110		47,660		5,019
UAMCO., Ltd.		4,906,010		4,215,061		2,430		690,949		599,570		95,828
JSC Bank CenterCredit		7,722,114		7,124,299		546,794		597,815		269,586		3,795
KoFC KBIC Frontier Champ 2010-5(PEF)		57,779		257		64,300		57,522		1,870		(6,635)
KB Global Star Game & Apps SPAC		22,108		1,310		862		20,798		—		303
Semiland Co., Ltd.		12,472		6,901		985		5,571		10,552		774
Serit Platform Co., Ltd.		8,134		5,585		1,000		2,549		9,998		304
Sehwa Electronics Co., Ltd.		23,255		9,744		1,050		13,511		14,059		2,674
Testian Co., Ltd.		2,771		1,899		1,030		872		707		80
DS Plant Co., Ltd.		10,253		7,530		600		2,723		10,190		(194)
KT Wibro infrastructure		253,906		30		24,792		253,876		2,138		1,906
Joam Housing Development Co., Ltd.		117,159		119,632		50		(2,473)		36,074		1,345
United PF 1st Recovery Private Equity Fund		1,153,268		17,886		1,081,400		1,135,382		98,873		48,040
CH Engineering Co., Ltd.		1,088		833		158		255		714		(42)
Kores Co., Ltd.		75,750		67,105		11,099		8,645		72,622		190
KB GwS Private Securities Investment Trust		465,690		503		425,814		465,187		39,881		39,373
Incheon Bridge Co., Ltd.		765,522		754,646		164,621		10,876		68,711		(29,451)
KB Star office Private real estate Investment Trust No.1		217,732		121,256		95,000		96,476		2,865		1,476
KoFC POSCO HANHWA KB shared growth Private Equity Fund		23,337		913		25,000		22,424		106		(1,900)
IlssanElecom (Shenyang) Co., Ltd.		1,122		2,334		1,698		(1,212)		4,177		(34)
Qingdao Danam Electronics Co., Ltd.		1,676		740		4,733		936		3,388		(269)
As Evalley Co., Ltd., Shinla Construction Co., Ltd. and PyungJeon Industries Co., Ltd. are capital deficient as of December 31, 2012, reliable financial information is not available. Therefore, financial information of these associates is not included in the summarized financial information.

The changes in investments in associates for the years ended December 31, 2011 and 2012, are as follows:

	2011
	Beginning		Acquisition		Disposal		Dividends		Gains (losses)		Other compre- hensive income		Impairment losses		Others		Ending
	(In millions of Korean won)
Associates
Balhae Infrastructure Fund	￦	120,274	￦	9,063	￦	—	￦	(7,501)	￦	6,942	￦	—	￦	—	￦	—	￦	128,778
Korea Credit Bureau Co., Ltd.		3,194		—		—		—		572		—		—		—		3,766
UAMCO., Ltd.		85,622		—		—		—		23,909		—		—		—		109,531
JSC Bank CenterCredit(1)		390,157		—		—		(3)		(4,652)		45		(20,488)		—		365,059
KoFC KBIC Frontier Champ 2010-5(PEF)		10,438		18,350		—		—		554		(511)		—		—		28,831
KB Global Star Game & Apps SPAC		1,034		—		(1,011)		—		17		(6)		—		14		48
Powerrex Corporation Co., Ltd.		1,951		—		—		—		(1,951)		—		—		—		—
Semiland Co., Ltd.		2,095		—		—		(11)		163		—		—		—		2,247
Seho Robo Ind. Co., Ltd.		820		—		(1,358)		—		538		—		—		—		—
Serit Platform Co., Ltd.		1,438		—		—		—		13		—		—		—		1,451
Sehwa Electronics Co., Ltd.		3,385		—		—		—		53		16		—		—		3,454
Testian Co., Ltd.		857		—		—		—		(68)		—		—		—		789
Solice Co., Ltd.		2,007		—		(2,007)		—		—		—		—		—		—
KT Wibro infrastructure		100,139		—		—		—		3,910		—		—		—		104,049
Joam Housing Development Co., Ltd.		—		—		—		—		—		—		—		—		—
United PF 1st Recovery Private Equity Fund		—		148,000		—		—		(4,563)		—		—		—		143,437
IlssanElecom(Shenyang) Co., Ltd.		—		—		—		—		—		—		—		—		—
Qingdao Danam Electronics Co., Ltd.		—		692		—		—		—		—		—		—		692

Total	￦	723,411	￦	176,105	￦	(4,376)	￦	(7,515)	￦	25,437	￦	(456)	￦	(20,488)	￦	14	￦	892,132

	2012
	Beginning		Acquisition and others		Disposal		Dividends		Gains (losses)		Other compre- hensive income		Impairment losses		Ending
	(In millions of Korean won)
Associates
Balhae Infrastructure Fund	￦	128,778	￦	2,660	￦	(6,440)	￦	(7,747)	￦	7,753	￦	—	￦	—	￦	125,004
Korea Credit Bureau Co., Ltd.		3,766		—		—		—		354		(330)		—		3,790
UAMCO., Ltd.		109,531		—		—		—		30,229		—		—		139,760
JSC Bank CenterCredit(1)		365,059		—		—		(3)		(6,257)		(43,097)		(33,813)		281,889
KoFC KBIC Frontier Champ 2010-5(PEF)		28,831		3,300		—		—		(5,477)		(1,115)		—		25,539
KB Global Star Game & Apps SPAC		48		—		—		—		—		—		—		48
Semiland Co., Ltd.		2,247		—		—		(10)		276		—		—		2,513
Serit Platform Co., Ltd.		1,451		—		—		—		66		—		—		1,517
Sehwa Electronics Co., Ltd.		3,454		—		—		—		(553)		54		—		2,955
Testian Co., Ltd.		789		198		—		—		54		—		—		1,041
KT Wibro infrastructure		104,049		—		—		—		1,906		—		—		105,955
Joam Housing Development Co., Ltd.		—		—		—		—		—		—		—		—
United PF 1st Recovery Private Equity Fund		143,437		43,617		(402)		—		8,773		—		—		195,425
CH Engineering Co., Ltd.(2)		—		—		—		—		—		—		—		—
Evalley Co., Ltd.(2)		—		—		—		—		—		—		—		—
Shinla Construction Co., Ltd.(2)		—		—		—		—		—		—		—		—
PyungJeon Industries Co., LTD(2)		—		—		—		—		—		—		—		—
Kores Co., Ltd.		—		634		—		—		273		477		—		1,384
KB GwS Private Securities Investment Trust		—		115,745		(1,865)		—		7,059		—		—		120,939
Incheon Bridge Co., Ltd.		—		24,677		—		—		(22,916)		(131)		—		1,630
KB Star office Private real estate Investment Trust No.1		—		20,000		—		—		(102)		—		—		19,898
KoFC POSCO HANHWA KB shared growth Private Equity Fund		—		6,250		—		—		(934)		(333)		—		4,983
IlssanElecom(Shenyang) Co., Ltd.		—		—		—		—		—		—		—		—
Qingdao Danam Electronics Co., Ltd.		692		—		—		—		175		68		—		935

Total	￦	892,132	￦	217,081	￦	(8,707)	￦	(7,760)	￦	20,679	￦	(44,407)	￦	(33,813)	￦	1,035,205

(1)

Kazakhstan has been experiencing liquidity problems and roll-over of borrowings in the financial sector due to depression of its domestic economy mainly driven by delays of recovery in the local real estate market and global credit crunch. The Group determined that the decrease in the investment value of its BCC shares were not expected to recover in the near future due to an adverse economic condition in Kazakhstan, particularly the real estate market and the fact that loan portfolio of BCC consisted mainly of loans collateralized by real estates. The recoverable amount of shares of JSC Bank CenterCredit, obtained from an independent third-party valuation service as of December 31, 2011 and 2012, amounts to ￦365,059 million and ￦281,889 million, respectively. Carrying value of shares of JSC Bank CenterCredit before recognizing impairment losses, amounts to ￦385,547 million and ￦315,702 million, respectively.
(2)

Shares of CH Engineering Co., Ltd., Evalley Co., Ltd., Shinla Construction Co., Ltd. and PyungJeon Industries Co., Ltd. acquired through debt-equity swap, are reclassified as investments in associates due to termination of rehabilitation procedures.

Accumulated unrecognized share of losses of an associate due to discontinuing the use of the equity method as of December 31, 2011 and 2012, follows:

	2011
	Unrecognized loss		Unrecognized change in equity
	(In millions of Korean won)
Joam Housing Development Co., Ltd.	￦	(566)	￦	—
IlssanElecom(Shenyang) Co., Ltd.		(1,165)		(105)

	2012
	Unrecognized loss		Unrecognized change in equity
	(In millions of Korean won)
Joam Housing Development Co., Ltd.	￦	(371)	￦	—
IlssanElecom(Shenyang) Co., Ltd.		(1,199)		(13)
CH Engineering Co., Ltd.		(18)		—

14. Property and Equipment, and Investment Property

The details of property and equipment as of December 31, 2011 and 2012, are as follows:

	2011
	Acquisition cost		Accumulated depreciation		Accumulated impairment losses		Carrying amount
	(In millions of Korean won)
Land	￦	2,022,943	￦	—	￦	(581)	￦	2,022,362
Buildings		1,200,813		(301,947)		(2,661)		896,205
Leasehold improvements		484,328		(424,742)		—		59,586
Equipment and vehicles		1,710,477		(1,513,746)		—		196,731
Construction in-progress		1,075		—		—		1,075
Financial lease assets		43,756		(33,695)		—		10,061

Total	￦	5,463,392	￦	(2,274,130)	￦	(3,242)	￦	3,186,020

	2012
	Acquisition cost		Accumulated depreciation		Accumulated impairment losses		Carrying amount
	(In millions of Korean won)
Land	￦	2,014,527	￦	—	￦	(581)	￦	2,013,946
Buildings		1,211,056		(327,801)		(2,661)		880,594
Leasehold improvements		523,039		(467,381)		—		55,658
Equipment and vehicles		1,635,134		(1,492,395)		—		142,739
Construction in-progress		893		—		—		893
Financial lease assets		55,908		(46,141)		—		9,767

Total	￦	5,440,557	￦	(2,333,718)	￦	(3,242)	￦	3,103,597

The changes in property and equipment for the years ended December 31, 2011 and 2012, are as follows:

	2011
	Beginning		Acquisition		Transfers(1)		Disposal		Depreciation(2)		Others		Ending
	(In millions of Korean won)
Land	￦	2,022,864	￦	195	￦	(706)	￦	(18)	￦	—	￦	27	￦	2,022,362
Buildings		891,220		3,019		30,207		(26)		(28,307)		92		896,205
Leasehold Improvements		50,634		11,414		39,195		(423)		(47,447)		6,213		59,586
Equipment and vehicles		174,818		160,319		—		(847)		(137,559)		—		196,731
Construction in-progress		119		76,258		(75,302)		—		—		—		1,075
Financial lease assets		10,605		10,700		—		—		(11,244)		—		10,061

Total	￦	3,150,260	￦	261,905	￦	(6,606)	￦	(1,314)	￦	(224,557)	￦	6,332	￦	3,186,020

	2012
	Beginning		Acquisition		Transfers(1)		Disposal		Depreciation(2)		Others		Ending
	(In millions of Korean won)
Land	￦	2,022,362	￦	40	￦	(6,505)	￦	(1,878)	￦	—	￦	(73)	￦	2,013,946
Buildings		896,205		1,806		14,344		(2,667)		(28,849)		(244)		880,595
Leasehold Improvements		59,586		4,574		32,591		(272)		(44,007)		3,186		55,658
Equipment and vehicles		196,731		75,109		—		(365)		(128,641)		(96)		142,738
Construction in-progress		1,075		49,646		(49,828)		—		—		—		893
Financial lease assets		10,061		12,152		—		—		(12,446)		—		9,767

Total	￦	3,186,020	￦	143,327	￦	(9,398)	￦	(5,182)	￦	(213,943)	￦	2,773	￦	3,103,597

(1)	Including transfers with investment property and assets held for sale.
(2)	Including ￦122 million and ￦232 million recorded in other operating expenses in the statements of comprehensive income for the years ended December 31, 2011 and 2012, respectively.

The changes in accumulated impairment losses of property and equipment for the years ended December 31, 2011 and 2012, are as follows:

2011
Beginning		Impairment		Reversal		Others		Ending
(In millions of Korean won)
￦	(3,251)	￦	—	￦	—	￦	9	￦ (3,242)

2012
Beginning		Impairment		Reversal		Others		Ending
(In millions of Korean won)
￦	(3,242)	￦	—	￦	—	￦	—	￦ (3,242)

The details of investment property as of December 31, 2011 and 2012, are as follows:

	2011
	Acquisition cost		Accumulated depreciation		Carrying amount
	(In millions of Korean won)
Land	￦	37,451	￦	—	￦	37,451
Buildings		18,961		(4,860)		14,101

Total	￦	56,412	￦	(4,860)	￦	51,552

	2012
	Acquisition cost		Accumulated depreciation		Carrying amount
	(In millions of Korean won)
Land	￦	38,653	￦	—	￦	38,653
Buildings		19,723		(5,402)		14,321

Total	￦	58,376	￦	(5,402)	￦	52,974

As of December 31, 2011 and 2012, fair values of the investment properties amount to ￦48,996 million and ￦51,142 million, respectively. The investment properties were valued by qualified independent appraisers with experience in valuing similar properties in the same location.

Rental income from the above investment properties for the years ended December 31, 2010, 2011 and 2012, amounts to ￦1,122 million, ￦683 million and ￦675 million, respectively.

The changes in investment property for the years ended December 31, 2011 and 2012, are as follows:

	2011
	Beginning		Transfers		Depreciation		Ending
	(In millions of Korean won)
Land	￦	38,633	￦	(1,182)	￦	—	￦	37,451
Buildings		14,288		264		(451)		14,101

Total	￦	52,921	￦	(918)	￦	(451)	￦	51,552

	2012
	Beginning		Transfers		Depreciation		Ending
	(In millions of Korean won)
Land	￦	37,451	￦	1,202	￦	—	￦	38,653
Buildings		14,101		685		(465)		14,321

Total	￦	51,552	￦	1,887	￦	(465)	￦	52,974

Property and equipment insured as of December 31, 2011 and 2012, are as follows:

		Insurance coverage				Insurance company
Type	Assets insured	2011		2012
		(In millions of Korean won)
General property insurance	Buildings(1)	￦	1,061,097	￦	1,138,216	Samsung Fire & Marine Insurance Co., Ltd. and others
	Leasehold improvements		134,595		117,600
	Equipment and vehicles and others		179,804		142,828

	Total	￦	1,375,496	￦	1,398,644

(1)	Buildings include office buildings, investment properties and assets held for sale.

15. Intangible Assets

The details of intangible assets as of December 31, 2011 and 2012, are as follows:

	2011
	Acquisition cost		Accumulated amortization		Accumulated impairment losses		Carrying Amount
	(In millions of Korean won)
Goodwill	￦	143,209	￦	—	￦	—	￦	143,209
Other intangible assets		760,538		(421,380)		(13,926)		325,232

Total	￦	903,747	￦	(421,380)	￦	(13,926)	￦	468,441

	2012
	Acquisition cost		Accumulated amortization		Accumulated impairment losses		Carrying Amount
	(In millions of Korean won)
Goodwill	￦	251,209	￦	—	￦	(35,157)	￦	216,052
Other intangible assets		786,565		(484,749)		(17,845)		283,971

Total	￦	1,037,774	￦	(484,749)	￦	(53,002)	￦	500,023

The details of goodwill as of December 31, 2011 and 2012, are as follows:

	2011				2012
	Acquisition cost		Carrying amount		Acquisition cost		Carrying amount
	(In millions of Korean won)
Housing & Commercial Bank	￦	65,288	￦	65,288	￦	65,288	￦	65,288
KB Cambodia Bank		1,202		1,202		1,202		1,202
KB Investment Securities		70,265		70,265		70,265		70,265
Powernet Technologies Co., Ltd.		6,454		6,454		6,454		6,454
KB Savings Bank Co., Ltd.		—		—		108,000		72,843

Total	￦	143,209	￦	143,209	￦	251,209	￦	216,052

The changes in accumulated impairment losses of goodwill for the years ended December 31, 2011 and 2012, are as follows:

2011
Beginning		Impairment		Others		Ending
(In millions of Korean won)
￦	—	￦	—	￦	—	￦	—

2012
Beginning		Impairment(1)		Others		Ending
(In millions of Korean won)
￦	—	￦	35,157	￦	—	￦	35,157

(1)

Industry environment of savings banks has deteriorated continuously since the recognition of goodwill and KB Savings Bank’s performance fell short of expectations primarily due to a decline of benchmark interest rate during 2012. Considering the aforementioned recent downturns, the Group recognized the impairment of goodwill on KB Savings Bank.

The details of allocating goodwill to cash-generating units and related information for impairment testing as of December 31, 2012, are as follows:

	Housing & Commercial Bank
	Retail Banking		Corporate Banking		KB Cambodia Bank		KB Investment Securities		Powernet Technologies Co., Ltd.		KB Savings Bank Co., Ltd.		Total
	(In millions of Korean won)
Carrying amounts	￦	49,315	￦	15,973	￦	1,202	￦	70,265	￦	6,454	￦	72,843	￦	216,052
Recoverable amount exceeded carrying amount		86,263		106,736		2,441		52,137		5,811		—		253,388
Discount rate (%)		14.20		14.40		17.80		17.40		14.80		14.60
Permanent growth rate(%)		2.90		2.90		4.90		2.90		2.90		2.00

Goodwill is allocated to cash-generating units that are expected to benefit from the synergies of the combination for impairment testing, and cash-generating units consist of an operating segment or units which are not larger than an operating segment. The Group recognized the amount of ￦65,288 million related to goodwill acquired in the merger of Housing & Commercial Bank. Of those respective amounts, the amounts of ￦49,315 million and ￦15,973 million were allocated to the Retail Banking and Corporate Banking, respectively. Cash-generating units to which goodwill has been allocated is tested for impairment annually, and whenever there is an indication that the unit may be impaired, by comparing the carrying amount of the unit, including the goodwill, with the recoverable amount of the unit.

The recoverable amount of a cash-generating unit is measured at the higher of its fair value less costs to sell and its value in use. The fair value less costs to sell is the amount obtainable from the sale in an arm’s length transaction between knowledgeable, willing parties, less the costs of disposal. If it is difficult to measure the amount obtainable from the sale, the Group measures the fair value less costs to sell by reflecting the characteristics of the measured cash-generating unit. If it is not possible to obtain reliable information to measure the fair value less costs to sell, the Group uses the asset’s value in use as its recoverable amount. Value in use is the present value of the future cash flows expected to be derived from an asset or cash-generating unit. The projections of the future cash flows are based on the most recent financial budget approved by management and generally cover a period of five years. However, KB Savings Bank Co., Ltd. used a period of seven years for projection considering the special characteristics of the business in the early stages. The future cash flows after projection period are estimated on the assumption that the future cash flows will increase by 2.9% for Retail Banking, Corporate Banking, KB Investment Securities, and Powernet Technologies Co., Ltd., and 4.9% for KB Cambodia Bank and 2.0% KB Savings Bank Co., Ltd. for every year. The key assumptions used for the estimation of the future cash flows are the market size and the Group’s market share. The discount rate is a pre-tax rate that reflects assumptions regarding risk-free interest rate, market risk premium and the risks specific to the asset for which the future cash flow estimates have not been adjusted.

The details of intangible assets, excluding goodwill, as of December 31, 2011 and 2012, are as follows:

	2011
	Acquisition cost		Accumulated amortization		Accumulated impairment losses		Carrying amount
	(In millions of Korean won)
Industrial property rights	￦	1,025	￦	(919)	￦	—	￦	106
Software		556,739		(340,421)		—		216,318
Other intangible assets		183,714		(69,396)		(13,926)		100,392
Finance leases assets		19,060		(10,644)		—		8,416

Total	￦	760,538	￦	(421,380)	￦	(13,926)	￦	325,232

	2012
	Acquisition cost		Accumulated amortization		Accumulated impairment losses		Carrying amount
	(In millions of Korean won)
Industrial property rights	￦	1,436	￦	(1,018)	￦	—	￦	418
Software		576,056		(408,024)		—		168,032
Other intangible assets		185,660		(59,383)		(17,845)		108,432
Finance leases assets		23,413		(16,324)		—		7,089

Total	￦	786,565	￦	(484,749)	￦	(17,845)	￦	283,971

The changes in intangible assets, excluding goodwill, for the years ended December 31, 2011 and 2012, are as follows:

	2011
	Beginning		Acquisition		Disposal		Transfer		Amortization(1)		Others		Ending
	(In millions of Korean won)
Industrial property rights	￦	85	￦	28	￦	—	￦	—	￦	(42)	￦	35	￦	106
Software		257,537		64,826		—		435		(106,480)		—		216,318
Other intangible assets(2)		96,312		34,142		(9,310)		(435)		(6,361)		(13,956)		100,392
Finance leases assets		7,777		5,404		—		—		(4,765)		—		8,416

Total	￦	361,711	￦	104,400	￦	(9,310)	￦	—	￦	(117,648)	￦	(13,921)	￦	325,232

	2012
	Beginning		Acquisition		Disposal		Transfer		Amortization(1)		Others		Ending
	(In millions of Korean won)
Industrial property rights	￦	106	￦	429	￦	—	￦	—	￦	(102)	￦	(15)	￦	418
Software		216,318		52,576		(280)		—		(100,578)		(4)		168,032
Other intangible assets(2)		100,392		25,042		(3,946)		—		(7,874)		(5,182)		108,432
Finance leases assets		8,416		4,353		—		—		(5,680)		—		7,089

Total	￦	325,232	￦	82,400	￦	(4,226)	￦	—	￦	(114,234)	￦	(5,201)	￦	283,971

(1)	Including ￦41 million and ￦45 million recorded in other operating expenses in the statements of comprehensive income for the years ended December 31, 2011 and 2012.
(2)	Membership rights classified as other intangible assets with indefinite useful lives recognized impairment losses because their recoverable amount is lower than their carrying amount.

The changes in accumulated impairment losses on intangible assets, excluding goodwill, for the years ended December 31, 2011 and 2012, are as follows:

	2011
	Beginning		Impairment	Reversal		Disposal and others		Ending
	(In millions of Korean won)
Accumulated impairment losses on intangible assets	￦	—	￦ (13,926)	￦	—	￦	—	￦ (13,926)

	2012
	Beginning	Impairment	Reversal		Disposal and others		Ending
	(In millions of Korean won)
Accumulated impairment losses on intangible assets	￦ (13,926)	￦ (5,166)	￦	72	￦	1,175	￦ (17,845)

16. Deferred income tax assets and liabilities

The details of deferred income tax assets and liabilities as of December 31, 2011 and 2012, are as follows:

	2011
	Assets		Liabilities		Net amount
	(In millions of Korean won)
Other provisions	￦	113,752	￦	(115)	￦	113,637
Allowances for loan losses		200		(2,574)		(2,374)
Impairment losses on property and equipment		3,065		—		3,065
Interest on equity index-linked deposits		1,785		—		1,785
Share-based payments		4,069		—		4,069
Provisions for guarantees		75,326		—		75,326
Losses(gains) from valuation on derivatives		1,584		(109,427)		(107,843)
Present value discount		3,770		(12,603)		(8,833)
Losses(gains) from fair value hedged item		26,522		—		26,522
Accrued interest		—		(91,147)		(91,147)
Deferred loan origination fees and costs		49		(96,848)		(96,799)
Gains from revaluation		—		(276,505)		(276,505)
Investments in subsidiaries and others		24,943		(41,541)		(16,598)
Derivative linked securities		444,766		(446,837)		(2,071)
Others		433,962		(254,709)		179,253

Sub-total		1,133,793		(1,332,306)		(198,513)

Off-setting of deferred income tax assets and liabilities		(1,111,464)		1,111,464		—

Total	￦	22,329	￦	(220,842)	￦	(198,513)

	2012
	Assets		Liabilities		Net amount
	(In millions of Korean won)
Other provisions	￦	139,412	￦	(57)	￦	139,355
Allowances for loan losses		1,144		(2,578)		(1,434)
Impairment losses on property and equipment		2,111		—		2,111
Interest on equity index-linked deposits		722		—		722
Share-based payments		6,191		—		6,191
Provisions for guarantees		50,398		—		50,398
Losses(gains) from valuation on derivatives		1,593		(39,501)		(37,908)
Present value discount		2,337		(7,081)		(4,744)
Losses(gains) from fair value hedged item		30,802		—		30,802
Accrued interest		—		(80,459)		(80,459)
Deferred loan origination fees and costs		8,745		(94,142)		(85,397)
Gains from revaluation		—		(276,421)		(276,421)
Investments in subsidiaries and others		49,128		(57,388)		(8,260)
Derivative linked securities		161,642		(160,131)		1,511
Others		467,144		(315,148)		151,996

Sub-total		921,369		(1,032,906)		(111,537)

Off-setting of deferred income tax assets and liabilities		(902,937)		902,937		—

Total	￦	18,432	￦	(129,969)	￦	(111,537)

Unrecognized deferred income tax liabilities

No deferred income tax liabilities have been recognized for the taxable temporary difference of ￦83,745 million associated with investment in subsidiaries and associates as of December 31, 2012, due to the following reasons:

•	The Group is able to control the timing of the reversal of the temporary difference.

•	It is probable that the temporary difference will not reverse in the foreseeable future.

No deferred income tax liabilities have been recognized for the taxable temporary difference of ￦65,288 million arising from the initial recognition of goodwill from the merger of Housing and Commercial Bank as of December 31, 2012.

Unrecognized deferred income tax assets

No deferred income tax assets have been recognized for the deductible temporary difference of ￦2,492,775 million associated with investments in subsidiaries and others as of December 31, 2012, because it is not probable that the temporary differences will reverse in the foreseeable future.

No deferred income tax assets have been recognized for deductible temporary differences of ￦10 million, ￦817 million, ￦80,204 million and ￦87,342 million associated with share-based payments, other provisions, loss on SPE repurchase and others, respectively, as of December 31, 2012, due to the uncertainty that these will be realized in the future.

The changes in cumulative temporary differences for the years ended December 31, 2011 and 2012, are as follows:

	2011
	Beginning		Decrease		Increase		Ending
	(In millions of Korean won)
Deductible temporary differences
Losses(gains) from fair value hedged item	￦	129,178	￦	129,178	￦	109,596	￦	109,596
Other provisions		584,999		894,311		779,819		470,507
Allowances for loan losses		20,269		35,642		16,200		827
Impairment losses on property and equipment		6,904		6,904		12,666		12,666
Deferred loan origination fees and costs		171		486		519		204
Interest on equity index-linked deposits		10,388		10,388		7,378		7,378
Share-based payments		30,271		30,271		19,359		19,359
Provisions for guarantees		414,048		428,288		325,503		311,263
Gains(losses) from valuation on derivatives		4,468		4,451		6,531		6,548
Present value discount		—		—		15,579		15,579
Dividends from SPEs		2,563		2,563		—		—
Loss on SPE repurchase		80,204		—		—		80,204
Investments in subsidiaries and others		3,484,474		83,055		—		3,401,419
Derivative securities		—		—		1,837,877		1,837,877
Others		1,394,001		1,352,107		1,805,161		1,847,055

Sub-total		6,161,938		2,977,644		4,936,188		8,120,482

Unrecognized deferred income tax assets:
Share-based payments		15,834						2,546
Other provisions		1,477						365
Loss on SPE repurchase		80,204						80,204
Investments in subsidiaries and others		3,272,930						3,299,083
Others		92,307						88,939

Total		2,699,186						4,649,345

Tax rate (%)		24.2, 22.0						24.2

Total deferred income tax assets from deductible temporary differences	￦	641,672					￦	1,133,793

	2011
	Beginning		Decrease		Increase		Ending
	(In millions of Korean won)
Taxable temporary differences
Accrued interest	￦	(405,417)	￦	(309,036)	￦	(284,895)	￦	(381,276)
Allowances for loans losses		(57,578)		(40,796)		6,146		(10,636)
Deferred loan origination fees and costs		(312,168)		(311,853)		(399,884)		(400,199)
Advanced depreciation provisions		(460,918)		(460,918)		—		—
Gains(losses) from valuation on derivatives		(502,897)		(502,836)		(452,139)		(452,200)
Present value discount		(70,994)		(52,423)		(38,716)		(57,287)
Goodwill		(65,288)		—		—		(65,288)
Gains on revaluation		(1,142,809)		(9,529)		(9,301)		(1,142,581)
Investments in subsidiaries and others		(3,258,119)		(7,791)		(2,095,375)		(5,345,703)
Derivative securities		—		—		(1,846,433)		(1,846,433)
Others		(882,777)		(217,222)		(393,051)		(1,058,606)

Sub-total		(7,158,965)		(1,912,404)		(5,513,648)		(10,760,209)

Unrecognized deferred income tax assets:
Goodwill		(65,288)						(65,288)
Investments in subsidiaries and others		(26,894)						(53,293)

Total		(7,066,783)						(10,641,628)

Tax rate (%)		24.2, 22.0						24.2

Total deferred income tax assets from deductible temporary differences	￦	(921,202)					￦	(1,332,306)

	2012
	Beginning		Decrease		Increase		Ending
	(In millions of Korean won)
Deductible temporary differences
Losses(gains) from fair value hedged item	￦	109,596	￦	109,596	￦	127,281	￦	127,281
Other provisions		470,507		430,917		537,409		576,999
Allowances for loan losses		827		149		4,049		4,727
Impairment losses on property and equipment		12,666		12,666		8,723		8,723
Deferred loan origination fees and costs		204		204		36,136		36,136
Interest on equity index-linked deposits		7,378		7,378		2,985		2,985
Share-based payments		19,359		19,359		25,591		25,591
Provisions for guarantees		311,263		311,263		208,255		208,255
Gains(losses) from valuation on derivatives		6,548		6,548		6,581		6,581
Present value discount		15,579		15,579		9,655		9,655
Loss on SPE repurchase		80,204		—		—		80,204
Investments in subsidiaries and others		3,401,419		917,955		203,794		2,687,258
Derivative linked securities		1,837,877		1,837,877		667,942		667,942
Others		1,847,055		1,141,225		1,308,709		2,014,539

Sub-total		8,120,482		4,810,716		3,147,110		6,456,876

Unrecognized deferred income tax assets:
Share-based payments		2,546						10
Other provisions		365						817
Loss on SPE repurchase		80,204						80,204
Investments in subsidiaries and others		3,299,083						2,492,775
Others		88,939						87,342

Total		4,649,345						3,795,728

Tax rate (%)		24.2						24.2

Total deferred income tax assets from deductible temporary differences	￦	1,133,793					￦	921,369

	2012
	Beginning		Decrease		Increase		Ending
	(In millions of Korean won)
Taxable temporary differences
Accrued interest	￦	(381,276)	￦	(287,013)	￦	(244,863)	￦	(339,126)
Allowances for loans losses		(10,636)		—		(18)		(10,654)
Deferred loan origination fees and costs		(400,199)		(400,199)		(389,017)		(389,017)
Gains(losses) from valuation on derivatives		(452,200)		(452,200)		(163,225)		(163,225)
Present value discount		(57,287)		(25,102)		—		(32,185)
Goodwill		(65,288)		—		—		(65,288)
Gains on revaluation		(1,142,581)		(347)		—		(1,142,234)
Investments in subsidiaries and others		(5,345,703)		(562)		(525,003)		(5,870,144)
Derivative linked securities		(1,846,433)		(1,846,433)		(661,700)		(661,700)
Others		(1,058,606)		(190,495)		(440,703)		(1,308,814)

Sub-total		(10,760,209)		(3,202,351)		(2,424,529)		(9,982,387)

Unrecognized deferred income tax assets:
Goodwill		(65,288)						(65,288)
Investments in subsidiaries and others		(53,293)						(83,745)

Total		(10,641,628)						(9,833,354)

Tax rate (%)		24.2						24.2

Total deferred income tax assets from deductible temporary differences	￦	(1,332,306)					￦	(1,032,906)

17. Assets held for sale

The details of assets held for sale as of December 31, 2011 and 2012, are as follows:

	2011
	Acquisition cost(1)		Accumulated impairment		Carrying amount		Fair value less costs to sell
	(In millions of Korean won)
Land	￦	7,807	￦	(2,501)	￦	5,306	￦	5,306
Buildings		8,371		(3,746)		4,625		4,625

Total	￦	16,178	￦	(6,247)	￦	9,931	￦	9,931

	2012
	Acquisition cost(1)		Accumulated impairment		Carrying amount		Fair value less costs to sell
	(In millions of Korean won)
Land	￦	5,288	￦	(2,613)	￦	2,675	￦	2,675
Buildings		35,883		(3,146)		32,737		32,737

Total	￦	41,171	￦	(5,759)	￦	35,412	￦	35,412

(1)	Acquisition cost of buildings held for sale is net of accumulated depreciation.

The changes in accumulated impairment losses of assets held for sale for the years ended December 31, 2011 and 2012, are as follows:

2011
Beginning		Provision	Reversal		Others		Ending
(In millions of Korean won)
￦	(3,653)	￦ (3,931)	￦	312	￦	1,025	￦ (6,247)

2012
Beginning		Provision	Reversal		Others		Ending
(In millions of Korean won)
￦	(6,247)	￦ (5,708)	￦	—	￦	6,196	￦ (5,759)

As of December 31, 2012, assets held for sale consist of six real estate of closed offices and one real estate acquired through execution of security right, which the management of the Group was committed to a plan to sell, but not yet sold by December 31, 2012. As of reporting date, two assets out of the above assets held for sale are under negotiation for sale and the remaining five assets are also being actively marketed.

18. Other Assets

The details of other assets as of December 31, 2011 and 2012, are as follows:

	2011		2012
	(In millions of Korean won)
Other financial assets
Other receivables	￦	2,470,405	￦	3,236,027
Receivables in gold		107		—
Accrued income		1,253,034		1,053,687
Guarantee deposits		1,333,370		1,369,716
Domestic exchange settlement debits		1,403,284		2,239,607
Others		304,694		247,044
Allowances for loan losses		(353,905)		(590,974)
Present value discount		(1,084)		(951)

Sub-total		6,409,905		7,554,156

Other non-financial assets
Other receivables		7,300		32,206
Prepaid expenses		307,742		266,282
Guarantee deposits		3,149		4,219
Insurance assets		128,450		155,676
Separate account assets		538,179		655,040
Others		92,133		95,626
Allowances on other asset		(8,339)		(7,988)

Sub-total		1,068,614		1,201,061

Total	￦	7,478,519	￦	8,755,217

The changes in allowances for loan losses on other assets for the years ended December 31, 2011 and 2012, are as follows:

	2011
	Other financial assets		Other non-financial assets		Total
	(In millions of Korean won)
Beginning	￦	364,530	￦	24,210	￦	388,740
Written-off		(19,859)		(19,800)		(39,659)
Provision		9,505		3,678		13,183
Others		(271)		251		(20)

Ending	￦	353,905	￦	8,339	￦	362,244

	2012
	Other financial assets		Other non-financial assets		Total
	(In millions of Korean won)
Beginning	￦	353,905	￦	8,339	￦	362,244
Written-off		(30,602)		(4,439)		(35,041)
Provision		46,508		4,088		50,596
Others		221,163		—		221,163

Ending	￦	590,974	￦	7,988	￦	598,962

19.	Financial liabilities at fair value through profit or loss

The details of financial liabilities at fair value through profit or loss as of December 31, 2011 and 2012, are as follows:

	2011		2012
	(In millions of Korean won)
Financial liabilities held for trading
Securities sold	￦	522,112	￦	1,342,119
Other		28,761		39,878

Sub-total		550,873		1,381,997

Financial liabilities designated at fair value through profit or loss
Derivative linked securities		837,206		469,138

Sub-total		837,206		469,138

Total financial liabilities at fair value through profit or loss	￦	1,388,079	￦	1,851,135

The details of credit risk of financial liabilities designated at fair value through profit or loss as of December 31, 2011 and 2012, are as follows:

	2011		2012
	(In millions of Korean won)
Financial liabilities designated at fair value through profit or loss	￦	837,206	￦	469,138
Changes in fair value resulting from changes in the credit risk		(9,442)		3,812
Accumulated changes in fair value resulting from changes in the credit risk		(9,442)		(5,630)

20.	Deposits

Deposits as of December 31, 2011 and 2012, are as follows:

	2011		2012
	(In millions of Korean won)
Deposits	￦	190,337,890	￦	194,403,282
Deferred financing costs		(300)		(3)

Total	￦	190,337,590	￦	194,403,279

The details of deposits as of December 31, 2011 and 2012, are as follows:

	2011		2012
	(In millions of Korean won)
Demand deposits in Korean won
Checking deposits	￦	146,658	￦	116,423
Household checking deposits		434,134		434,814
Special deposits		2,691,674		3,093,868
Ordinary deposits		20,581,481		21,469,971
Public fund deposits		85,895		68,600
Treasury deposits		7,539		5,256
General savings deposits		23,471,543		24,668,545
Corporate savings deposits		10,209,575		10,504,790
Nonresident’s deposit in Korean won		128,630		61,255
Nonresident’s free deposit in Korean won		15,672		17,994
Others		308,181		186,192

Sub-total		58,080,982		60,627,708

Demand deposits in foreign currencies
Checking deposits		71,838		98,478
Ordinary deposits		1,661,358		1,809,712
Special deposits		1,145		1,316
Others		9,436		9,852

Sub-total		1,743,777		1,919,358

Total demand deposits		59,824,759		62,547,066

Time deposits in Korean won
Time deposits		114,868,739		114,496,449
Installment savings deposits		5,454,573		7,088,988
Good-sum formation savings		338		33,586
Workers’ savings for housing		2		—
Nonresident’s deposit in Korean won		193,765		192,945
Long-term savings deposits for workers		1,862		1,692
Nonresident’s free deposit in Korean won		85,875		76,835
Long-term housing savings deposits		3,309,833		3,083,602
Long-term savings for households		247		206
Preferential savings deposits for workers		489		323
Mutual installment deposits		1,273,806		1,143,415
Mutual installment for housing		1,173,404		1,005,752
Others		196		183

Sub-total		126,363,129		127,123,976

	2011		2012
	(In millions of Korean won)
Time deposits in foreign currencies
Time deposits		2,604,603		2,954,348
Installment savings deposits		1,201		2,131
Others		23		23,694

Sub-total		2,605,827		2,980,173

Total time deposits		128,968,956		130,104,149

Certificates of deposits		1,544,175		1,752,067

Total deposits	￦	190,337,890	￦	194,403,282

21. Debts

The details of debts as of December 31, 2011 and 2012, consist of:

	2011		2012
	(In millions of Korean won)
Borrowings	￦	14,091,973	￦	12,278,565
Bonds sold under repurchase agreements and others		1,590,400		1,094,031
Call money		1,141,465		2,596,926

Total	￦	16,823,838	￦	15,969,522

The details of borrowings as of December 31, 2011 and 2012, are as follows:

		Lender	Annual interest rate (%)	2011		2012
				(In millions of Korean won)
Borrowings in Korean won	Borrowings from the Bank of Korea	Bank of Korea	1.25	￦	650,616	￦	781,787
	Borrowings from the government	KEMCO and others	0.00~5.00		690,750		626,059
	Borrowings from banking institutions	Industrial Bank of Korea and others	2.01~5.67		405,033		106,448
	Borrowings from non-banking financial institutions	The Korea Development Bank and others	0.99~3.76		91,254		268,491
	Other borrowings	The Korea Finance Corporation and others	0.04~5.74		3,538,983		3,716,879

	Sub Total				5,376,636		5,499,664

Borrowings in foreign currencies	Due to banks	Citibank N.A. and others	0.00~1.00		28,194		52,186
	Borrowings from banking institutions	Sumitomo Mitsui Banking Corp. and others	0.24~2.50		4,694,199		3,382,672
	Off-shore borrowings in foreign currencies	Central bank Uzbekistan and others	0.25~1.81		1,019,279		930,956
	Other borrowings	The Korea Finance Corporation	1.32		—		5,195
	Other borrowings	JP Morgan Chase Bank N.A. and others	—		2,973,665		2,407,892

	Sub Total				8,715,337		6,778,901

	Total			￦	14,091,973	￦	12,278,565

The details of bonds sold under repurchase agreements and others as of December 31, 2011 and 2012, are as follows:

	Lenders	Annual interest rate (%)	2011		2012
			(In millions of Korean won)
Bonds sold under repurchase agreements	Individuals, Groups, Corporations	0.78~4.00	￦	1,511,875	￦	1,003,348
Bills sold	Counter sale	1.80~3.53		78,525		90,683

Total			￦	1,590,400	￦	1,094,031

The details of call money as of December 31, 2011 and 2012, are as follows:

	Lenders	Annual interest rate (%)	2011		2012
			(In millions of Korean won)
Call money in Korean won	The Korea Development Bank and others	2.57~2.72	￦	314,200	￦	2,018,100
Call money in foreign currencies	Centralbank Uzbekistan and others	0.15~0.47		827,265		578,826

Total			￦	1,141,465	￦	2,596,926

Call money and borrowings from financial institutions as of December 31, 2011 and 2012, are as follows:

	2011
	Bank of Korea		Other Banks		Others		Total
	(In millions of Korean won)
Call money	￦	—	￦	932,410	￦	209,055	￦	1,141,465
Borrowings		650,616		9,064,282		1,216,359		10,931,257

Total	￦	650,616	￦	9,996,692	￦	1,425,414	￦	12,072,722

	2012
	Bank of Korea		Other Banks		Others		Total
	(In millions of Korean won)
Call money	￦	—	￦	1,431,826	￦	1,165,100	￦	2,596,926
Borrowings		781,787		6,550,903		1,438,969		8,771,659

Total	￦	781,787	￦	7,982,729	￦	2,604,069	￦	11,368,585

22. Debentures

The details of debentures as of December 31, 2011 and 2012, are as follows:

	Annual interest rate (%)	2011		2012
		(In millions of Korean won)
Debentures in Korean won
Hybrid capital instrument	8.50	￦	100,000	￦	100,000
Structured debentures	2.00~8.62		3,424,238		1,699,238
Subordinated fixed rate debentures in Korean won	3.40~7.70		7,995,571		7,896,760
Fixed rate debentures in Korean won	2.77~7.95		10,791,612		10,132,425
Floating rate debentures in Korean won	2.96~10.74		803,258		1,068,258

Sub Total			23,114,679		20,896,681

Fair value adjustments on fair value hedged financial debentures in Korean won
Fair value adjustments on valuation of fair value hedged items (current period portion)			15,964		36,417
Fair value adjustments on valuation of fair value hedged items (prior year portion)			42,494		52,572

Sub Total			58,458		88,989

Discount or premium on debentures in Korean won
Discount on debentures			(52,290)		(15,647)

Sub Total			23,120,847		20,970,023

Debentures in foreign currencies
Floating rate debentures	1.18~4.54		1,309,606		759,783
Fixed rate debentures	0.60~7.25		2,705,167		2,553,814

Sub Total			4,014,773		3,313,597

Fair value adjustments on fair value hedged debentures in foreign currencies
Fair value adjustments on valuation of fair value hedged items (current period portion)			47,986		(68,212)
Fair value adjustments on valuation of fair value hedged items (prior year portion)			(90,778)		(69,060)

Sub Total			(42,792)		(137,272)

Discount or premium on debentures in foreign currencies
Discount on debentures			(22,949)		(14,578)

Sub Total			3,949,032		3,161,747

Total		￦	27,069,879	￦	24,131,770

The changes in debentures based on face value for the year ended December 31, 2011 and 2012, are as follows:

	2011
	Beginning		Issues		Repayments		Others		Ending
	(In millions of Korean won)
Debentures in Korean won
Hybrid capital instrument	￦	100,000	￦	—	￦	—	￦	—	￦	100,000
Structured debentures		3,684,341		500,000		(760,103)		—		3,424,238
Subordinated fixed rate debentures in Korean won.		7,323,268		800,000		(127,697)		—		7,995,571
Fixed rate debentures in Korean won		13,273,928		6,940,000		(9,422,316)		—		10,791,612
Floating rate debentures in Korean won		833,258		690,000		(720,000)		—		803,258

Sub Total		25,214,795		8,930,000		(11,030,116)		—		23,114,679

Debentures in foreign currencies
Floating rate debentures		1,686,459		322,800		(789,143)		89,490		1,309,606
Fixed rate debentures		2,337,759		412,374		(33,217)		(11,749)		2,705,167

Sub Total		4,024,218		735,174		(822,360)		77,741		4,014,773

Total	￦	29,239,013	￦	9,665,174	￦	(11,852,476)	￦	77,741	￦	27,129,452

	2012
	Beginning		Issues		Repayments		Others		Ending
	(In millions of Korean won)
Debentures in Korean won
Hybrid capital instrument	￦	100,000	￦	—	￦	—	￦	—	￦	100,000
Structured debentures		3,424,238		310,000		(2,035,000)		—		1,699,238
Subordinated fixed rate debentures in Korean won		7,995,571		1,799,980		(1,898,791)		—		7,896,760
Fixed rate debentures in Korean won		10,791,612		6,175,300		(6,834,487)		—		10,132,425
Floating rate debentures in Korean won		803,258		765,000		(500,000)		—		1,068,258

Sub Total		23,114,679		9,050,280		(11,268,278)		—		20,896,681

Debentures in foreign currencies
Floating rate debentures		1,309,606		198,478		(682,622)		(65,679)		759,783
Fixed rate debentures		2,705,167		1,034,162		(1,042,992)		(142,523)		2,553,814

Sub Total		4,014,773		1,232,640		(1,725,614)		(208,202)		3,313,597

Total	￦	27,129,452	￦	10,282,920	￦	(12,993,892)	￦	(208,202)	￦	24,210,278

23. Provisions

The details of provisions as of December 31, 2011 and 2012, are as follows:

	2011		2012
	(In millions of Korean won)
Provisions for unused loan commitments	￦	259,427	￦	236,026
Provisions for acceptances and guarantees		311,502		208,753
Provisions for financial guarantee contracts		7,959		7,383
Provisions for asset retirement obligation		60,059		65,226
Other		158,792		152,341

Total	￦	797,739	￦	669,729

Provisions for unused loan commitments as of December 31, 2011 and 2012, are as follows:

	2011
	Commitments outstanding		Provision		Ratio (%)
	(In millions of Korean won)
Corporate loan commitments	￦	36,365,468	￦	102,301	0.28
Retail loan commitments		14,632,998		44,499	0.30
Credit line on credit cards		39,070,550		112,627	0.29

Total	￦	90,069,016	￦	259,427	0.29

	2012
	Commitments outstanding		Provision		Ratio (%)
	(In millions of Korean won)
Corporate loan commitments	￦	40,770,994	￦	106,025	0.26
Retail loan commitments		14,348,821		41,273	0.29
Credit line on credit cards		36,214,899		88,728	0.25

Total	￦	91,334,714	￦	236,026	0.26

Provisions for acceptances and guarantees as of December 31, 2011 and 2012, are as follows:

	2011
	Acceptances and guarantees		Provision		Ratio (%)
	(In millions of Korean won)
Confirmed acceptances and guarantees in Korean won	￦	1,605,167	￦	39,318	2.45
Confirmed acceptances and guarantees in foreign currencies		4,242,061		119,548	2.82
Unconfirmed acceptances and guarantees		5,695,456		152,636	2.68

Total	￦	11,542,684	￦	311,502	2.70

	2012
	Acceptances and guarantees		Provision		Ratio (%)
	(In millions of Korean won)
Confirmed acceptances and guarantees in Korean won	￦	1,564,128	￦	33,554	2.15
Confirmed acceptances and guarantees in foreign currencies		3,609,636		75,859	2.10
Unconfirmed acceptances and guarantees		4,244,517		99,340	2.34

Total	￦	9,418,281	￦	208,753	2.22

The changes in provisions for unused loan commitments, acceptances and guarantees for the years ended December 31, 2011 and 2012, are as follows:

	2011
	Provisions for unused loan commitments		Provisions for acceptances and guarantees		Total
	(In millions of Korean won)
Beginning	￦	284,667	￦	414,254	￦	698,921
Effects of changes in foreign exchange rate		132		2,130		2,262
Reversal		(25,372)		(104,882)		(130,254)

Ending	￦	259,427	￦	311,502	￦	570,929

	2012
	Provisions for unused loan commitments		Provisions for acceptances and guarantees		Total
	(In millions of Korean won)
Beginning	￦	259,427	￦	311,502	￦	570,929
Effects of changes in foreign exchange rate		(770)		(10,219)		(10,989)
Reversal		(22,631)		(68,777)		(91,408)
Others		—		(23,753)		(23,753)

Ending	￦	236,026	￦	208,753	￦	444,779

The changes in provisions for financial guarantee contracts for the years ended December 31, 2011 and 2012, are as follows:

	2011		2012
	(In millions of Korean won)
Beginning	￦	18,866	￦	7,959
Reversal		(10,907)		(576)

Ending	￦	7,959	￦	7,383

The changes in provisions for asset retirement obligation for the years ended December 31, 2011 and 2012, are as follows:

	2011		2012
	(In millions of Korean won)
Beginning	￦	49,461	￦	60,059
Provision		5,893		4,115
Reversal		(94)		—
Used		(1,845)		(1,296)
Unwinding of discount		2,719		2,483
Effects of changes in discount rate		3,925		(135)

Ending	￦	60,059	￦	65,226

Provisions for asset retirement obligations are present value of estimated costs to be incurred for restoration of the leased properties. Actual expenses are expected to be incurred at the end of each lease contract. Three-year historical data of expired leases were used to estimate the average lease period. Also, the average restoration expense based on actual three-year historical data and the three-year historical average inflation rate were used to estimate the present value of estimated costs.

The details of other provisions as of December 31, 2011 and 2012, are as follows:

	2011		2012
	(In millions of Korean won)
Membership rewards program	￦	13,495	￦	11,108
Dormant accounts		11,292		16,028
Litigations		49,286		21,215
Others		84,719		103,990

Total	￦	158,792	￦	152,341

The changes in other provisions for the years ended December 31, 2011 and 2012, are as follows:

	2011
	Membership rewards program		Dormant accounts		Litigations		Others		Total
	(In millions of Korean won)
Beginning	￦	12,437	￦	9,773	￦	6,200	￦	224,412	￦	252,822
Increase		16,759		10,377		69,479		5,081		101,696
Decrease		(15,701)		(8,858)		(26,393)		(144,774)		(195,726)

Ending	￦	13,495	￦	11,292	￦	49,286	￦	84,719	￦	158,792

	2012
	Membership rewards program		Dormant accounts		Litigations		Others		Total
	(In millions of Korean won)
Beginning	￦	13,495	￦	11,292	￦	49,286	￦	84,719	￦	158,792
Increase		15,958		13,998		18,073		51,799		99,828
Decrease		(18,345)		(9,262)		(46,144)		(32,528)		(106,279)

Ending	￦	11,108	￦	16,028	￦	21,215	￦	103,990	￦	152,341

24. Defined benefit liabilities

Defined benefit plan

The Group operates defined benefit plans which have the following characteristics:

•	The Group has the obligation to pay the agreed benefits to all its current and former employees.

•	Actuarial risk (that benefits will cost more than expected) and investment risk fall, in substance, on the Group.

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

The changes in the defined benefit obligation for the years ended December 31, 2011 and 2012, are as follows:

	2011		2012
	(In millions of Korean won)
Present value of defined benefit obligation (beginning)	￦	491,989	￦	728,884
Current service cost		145,397		154,905
Interest cost		24,883		31,158
Actuarial gains(losses)		40,685		41,183
Exchange difference on foreign plans		29		(85)
Benefits paid		(17,885)		(24,308)
Past service cost(1)		45,538		12,855
Curtailments		(827)		(389)
Settlements		(925)		(541)

Present value of defined benefit obligation (ending)	￦	728,884	￦	943,662

(1)	Past service cost for the year ended December 31, 2011, included ￦34,427 million transferred from other provisions.

The changes in the fair value of plan assets for the years ended December 31, 2011 and 2012, are as follows:

	2011		2012
	(In millions of Korean won)
Fair value of plan assets (beginning)	￦	366,526	￦	600,396
Expected return on plan assets		15,382		25,009
Actuarial gains(losses)		982		2,019
Contributions		235,736		255,078
Benefits paid		(17,658)		(23,596)
Settlements		(572)		(221)

Fair value of plan assets (ending)	￦	600,396	￦	858,685

The details of defined benefit liabilities as of December 31, 2011 and 2012, are as follows:

	2011		2012
	(In millions of Korean won)
Present value of defined benefit obligation	￦	728,884	￦	943,662
Fair value of plan assets		(600,396)		(858,685)
Unrecognized past service cost		—		(9,820)

Defined benefit liability	￦	128,488	￦	75,157

The details of post-employment benefits recognized in profit and loss as employee compensation and benefits for the years ended December 31, 2010, 2011 and 2012, are as follows:

	2010		2011		2012
	(In millions of Korean won)
Current service cost	￦	142,930	￦	145,397	￦	154,905
Interest cost		28,383		24,883		31,158
Expected return on plan assets		(19,181)		(15,382)		(25,009)
Actuarial losses(gains)		(17,940)		39,703		39,164
Past service cost		—		11,111		3,035
Curtailments		18,362		(827)		(389)

Post-employment benefits(1)	￦	152,554	￦	204,885	￦	202,864

(1)

Post-employment benefits amounting to ￦1,211 million, ￦548 million and ￦1,179 million for the years ended December 31, 2010, 2011 and 2012, respectively, are recognized as other operating expense in the statements of comprehensive income.

The actual return on plan assets is ￦12,215 million, ￦16,364 million and ￦27,028 million for the years ended December 31, 2010, 2011 and 2012, respectively.

The details of plan assets as of December 31, 2011 and 2012, are as follows:

	2011		2012
	(In millions of Korean won)
Time deposits	￦	600,396	￦	858,685

Key actuarial assumptions used as of December 31, 2011 and 2012, are as follows:

Ratio (%)
	2011	2012
Discount rate	3.76 ~ 4.40	3.00 ~ 3.64
Expected return on plan assets	3.71 ~ 3.91	3.20 ~ 4.19
Future salary increase rate	0.00 ~ 10.00	0.00 ~ 8.90

Mortality assumptions are based on the 2012 Korea standard mortality rates table.

The present value of defined benefits obligation, fair value of plan assets and actuarial adjustments to each items as of January 1, 2010 and December 31, 2010, 2011 and 2012, are as follows:

	Jan. 1, 2010		Dec. 31, 2010		Dec. 31, 2011		Dec. 31, 2012
	(In millions of Korean won)
Present value of defined benefits obligation	￦	584,404	￦	491,989	￦	728,884	￦	943,662
Fair value of plan assets		(417,017)		(366,526)		(600,396)		(858,685)
Unrecognized Past service cost.		—		—		—		(9,820)
Deficit in the funded plans		167,387		125,463		128,488		75,157
Experience adjustments on defined benefits obligation		—		(75,924)		24,075		20,741
Changes in assumptions to defined benefits obligation		—		51,018		16,610		20,442
Experience adjustments to plan assets		—		6,966		(982)		(2,019)

Expected contributions to plan assets for the year ending December 31, 2013, are ￦85,915 million.

25. Other liabilities

The details of other liabilities, excluding defined benefits liabilities, as of December 31, 2011 and 2012, are as follows:

	2011		2012
	(In millions of Korean won)
Other financial liabilities
Other payables	￦	3,000,703	￦	3,866,824
Prepaid card and debit card		20,151		18,165
Accrued expenses		4,219,075		4,191,789
Financial guarantee liabilities		7,217		8,174
Deposits for letter of guarantees and others		154,542		114,171
Domestic exchange settlement credits		133,568		167,842
Foreign exchanges settlement credits		88,480		52,456
Borrowings from other business account		11,827		34,367
Other payables from trust accounts		1,918,766		2,115,603
Liability Incurred by agency relationship		197,537		499,249
Account for agency businesses		134,256		402,290
Dividend payables		—		489
Other payables from factored receivables		—		78,025
Others		75,983		42,424

Sub Total		9,962,105		11,591,868

Other non-financial liabilities
Other payables		126,666		29,027
Unearned revenue		125,190		117,009
Accrued expenses		184,412		229,441
Deferred revenue on credit card points		106,132		111,838
Withholding taxes		154,478		121,700
Insurance liabilities		3,531,436		4,837,166
Separate account liabilities		543,819		661,782
Others		351,931		38,667

Sub Total		5,124,064		6,146,630

Total	￦	15,086,169	￦	17,738,498

26. Equity

26.1 Share capital

The details of outstanding shares of the Parent Company as of December 31, 2011 and 2012, are as follows:

	Ordinary shares
	2011		2012
Number of shares authorized		1,000,000,000		1,000,000,000
Number of shares		386,351,693		386,351,693
Par value per share	￦	5,000	￦	5,000
Share capital stock(1)	￦	1,931,758	￦	1,931,758

(1)	In millions of Korean won.

26.2 Capital surplus

The details of capital surplus as of December 31, 2011 and 2012, are as follows:

	2011		2012
	(In millions of Korean won)
Share premium	￦	12,226,596	￦	12,226,596
Loss on sale of treasury shares		(568,544)		(568,544)
Other capital surplus		4,183,772		4,182,248

Total	￦	15,841,824	￦	15,840,300

The changes in the loss on sale of treasury shares for the years ended December 31, 2011 and 2012, are as follows:

2011
Beginning		Changes	Tax effect	Ending
(In millions of Korean won)
￦	(420,484)	(195,285)	47,225	￦ (568,544)

2012
Beginning		Changes	Tax effect	Ending
(In millions of Korean won)
￦	(568,544)	—	—	￦ (568,544)

26.3 Accumulated other comprehensive income

The details of accumulated other comprehensive income as of December 31, 2011 and 2012, are as follows:

	2011		2012
	(In millions of Korean won)
Exchange differences on translating foreign operations	￦	(1,465)	￦	(27,061)
Change in value of available-for-sale financial assets		200,275		438,760
Change in value of held-to-maturity financial assets		(1,652)		(1,225)
Shares of other comprehensive income of associates		(4,195)		(48,372)
Cash flow hedges		(1,321)		(2,133)

Total	￦	191,642	￦	359,969

26.4 Retained earnings

The details of retained earnings as of December 31, 2011 and 2012, consist of:

	2011		2012
	(In millions of Korean won)
Legal reserves(1)	￦	124,014	￦	124,014
Voluntary reserves		982,000		982,000
Unappropriated retained earnings		3,846,737		5,271,477

Total	￦	4,952,751	￦	6,377,491

(1)

With respect to the allocation of net profit earned in a fiscal term, the Parent Company must set aside in its legal reserve an amount equal to at least 10% of its net income after tax as reported in the separate statement of comprehensive income each time it pays dividends on its net profits earned until its legal reserve reaches at least the aggregate amount of its share capital in accordance with Article 53 of the Financial Holding Company Act. The reserve is not available for the payment of cash dividends, but may be transferred to share capital, or used to reduce accumulated deficit.

27. Net Interest Income

The details of interest income and interest expense for the years ended December 31, 2010, 2011 and 2012, are as follows:

	2010		2011		2012
	(In millions of Korean won)
Interest income
Due from financial institutions	￦	38,029	￦	74,663	￦	160,030
Loans		11,512,207		12,412,206		12,567,467
Financial investments
Available-for-sale financial assets		766,252		775,783		801,565
Held-to-maturity financial assets		735,448		693,605		626,763

Sub Total		13,051,936		13,956,257		14,155,825

Interest expenses
Deposits		4,708,531		4,944,615		5,318,726
Debts		306,490		398,802		463,870
Debentures		1,863,111		1,508,328		1,257,316

Sub Total		6,878,132		6,851,745		7,039,912

Net interest income	￦	6,173,804	￦	7,104,512	￦	7,115,913

Interest income recognized on impaired loans and financial investments amounts to ￦124,183 million (2011: ￦121,221 million, 2010: ￦100,942 million) and ￦200 million (2011: ￦200 million, 2010: ￦200 million), respectively, for the years ended December 31, 2010, 2011 and 2012.

28. Net Fee and Commission income

The details of fee and commission income, and fee and commission expense for the years ended December 31, 2010, 2011 and 2012, are as follows:

	2010		2011		2012
	(In millions of Korean won)
Fee and commission income
Banking activity fees	￦	183,862	￦	188,652	￦	169,244
Lending activity fees		79,734		88,521		89,964
Credit card related fees and commissions		1,043,768		1,142,306		1,179,618
Debit card related fees and commissions		166,680		192,686		217,870
Agent activity fees		136,034		238,216		286,600
Trust and other fiduciary fees		149,450		165,772		171,746
Fund management related fees		64,116		75,699		81,477
Guarantee fees		38,752		34,181		33,594
Foreign currency related fees		109,646		114,722		108,611
Commissions from transfer agent services		279,081		211,776		174,829
Other business account commission on consignment		43,979		173,893		30,354
Securities brokerage fees		42,964		57,435		67,858
Other		143,385		145,895		166,903

Sub Total		2,481,451		2,829,754		2,778,668

Fee and commission expense
Trading activity related fees(1)		6,310		3,498		14,962
Lending activity fees		4,110		2,743		6,605
Credit card related fees and commissions		541,134		842,294		997,368
Outsourcing related fees		56,027		61,551		62,153
Foreign currency related fees		17,670		18,003		11,638
Management fees of written-off loans		8,680		6,331		3,169
Other		142,806		100,584		90,132

Sub Total		776,737		1,035,004		1,186,027

Net fee and commission income	￦	1,704,714	￦	1,794,750	￦	1,592,641

(1)	The fees from financial assets/liabilities at fair value through profit or loss.

29. Net gains or losses on financial assets/liabilities at fair value through profit or loss

29.1 Net gains or losses on financial instruments held for trading

Net gain or loss from financial instruments held for trading includes interest income, dividend income and gains or losses arising from changes in the fair values, sales and redemptions. The details for the years ended December 31, 2010, 2011 and 2012, are as follows:

	2010		2011		2012
	(In millions of Korean won)
Gains related to financial instruments held for trading
Financial assets held for trading
Debt securities	￦	420,884	￦	284,225	￦	301,432
Equity securities		79,461		70,345		107,732

Sub Total		500,345		354,570		409,164

Derivatives held for trading
Interest rate		1,185,651		970,825		946,936
Currency		4,363,440		4,194,484		2,726,277
Stock or stock index		199,712		365,123		685,454
Credit		2,214		1,107		—
Commodity		1,971		2,421		486
Other		5,433		3,775		10,482

Sub Total		5,758,421		5,537,735		4,369,635

Financial liabilities held for trading		43,216		48,483		69,866

Other financial instruments		360		1,046		48

Total	￦	6,302,342	￦	5,941,834	￦	4,848,713

Losses related to financial instruments held for trading
Financial assets held for trading
Debt securities	￦	101,236	￦	76,661	￦	63,291
Equity securities		37,957		96,571		69,814

Sub Total		139,193		173,232		133,105

Derivatives held for trading
Interest rate		1,301,859		1,011,068		961,535
Currency		3,655,580		3,308,219		2,275,295
Stock or stock index		223,961		305,610		665,037
Credit		170		848		—
Commodity		2,032		2,238		506
Other		4,457		3,260		11,582

Sub Total		5,188,059		4,631,243		3,913,955

Financial liabilities held for trading		160,335		107,786		113,929

Other financial instruments		434		816		35

Total		5,488,021		4,913,077		4,161,024

Net gains or losses on financial instruments held for trading	￦	814,321	￦	1,028,757	￦	687,689

29.2 Net gains or losses on financial instruments designated at fair value through profit or loss

Net gain or loss from financial instruments designated at fair value through profit or loss includes interest income, dividend income and gains or losses arising from changes in the fair values, sales and redemptions. The details for the years ended December 31, 2010, 2011 and 2012, are as follows:

	2010		2011		2012
	(In millions of Korean won)
Gains related to financial instruments designated at fair value through profit or loss
Financial assets designated at fair value through profit or loss	￦	864	￦	6,231	￦	117,213
Financial liabilities designated at fair value through profit or loss		—		66,126		5,230

Total		864		72,357		122,443

Losses related to financial instruments designated at fair value through profit or loss
Financial assets designated at fair value through profit or loss		377		57,084		6,753
Financial liabilities designated at fair value through profit or loss		—		8,163		152,176

Total		377		65,247		158,929

Net gains or losses on financial instruments designated at fair value through profit or loss	￦	487	￦	7,110	￦	(36,486)

30. Other operating income and expenses

The details of other operating income and expenses for the years ended December 31, 2010, 2011 and 2012, are as follows:

	2010		2011		2012
	(In millions of Korean won)
Other operating income
Revenue related to available-for-sale financial assets
Gains on redemption of available-for-sale financial assets	￦	592	￦	118	￦	480
Gains on sale of available-for-sale financial assets		178,941		551,506		149,833

Sub Total		179,533		551,624		150,313

Revenue related to held-to-maturity financial assets
Reversal of impairment losses on held-to-maturity financial assets		4		117		—

Sub Total		4		117		—

Gains on foreign exchange transactions		1,980,593		1,562,633		1,095,999
Income related to insurance		1,064,042		1,011,089		1,730,466
Dividend income		101,795		94,391		91,882
Others		446,937		464,340		321,442

Sub Total		3,772,904		3,684,194		3,390,102

Other operating expenses
Expense related to available-for-sale financial assets
Loss on redemption of available-for-sale financial assets		46		22		11
Loss on sale of available-for-sale financial assets		18,233		19,038		16,877
Impairment on available-for-sale financial assets		48,184		51,072		281,053

Sub Total		66,463		70,132		297,941

Expense related to held-to-maturity financial assets
Impairment on held-to-maturity financial assets		523		150		154

Sub Total		523		150		154

Loss on foreign exchanges transactions		2,381,297		2,208,390		1,412,769
Expense related to insurance		1,091,665		1,088,357		1,822,178
Others		1,300,299		1,409,174		1,312,330

Sub Total		4,840,247		4,776,203		4,845,372

Net other operating income (expenses)	￦	(1,067,343)	￦	(1,092,009)	￦	(1,455,270)

31. General and administrative expenses

31.1 General and administrative expenses

The details of general and administrative expenses for the years ended December 31, 2010, 2011 and 2012, are as follows:

	2010(1)		2011(1)		2012
	(In millions of Korean won)
Employee Benefits
Salaries and short-term employee benefits—salaries	￦	1,603,553	￦	1,657,823	￦	1,600,144
Salaries and short-term employee benefits—others		571,957		521,894		656,772
Post employment benefits—defined benefit plans		151,343		204,337		201,685
Post employment benefits—defined contribution plans		2,767		4,005		5,463
Termination benefits		654,039		12,308		(3,960)
Share-based payments(reversal)(2)		(4,850)		(7,609)		13,871

Sub-total		2,978,809		2,392,758		2,473,975

Depreciation and amortization		347,692		342,493		328,365

Other general and administrative expenses
Rental expense		248,618		255,760		276,813
Tax and dues		140,484		144,716		72,228
Communication		49,442		73,531		53,583
Electricity and utilities		23,169		23,535		24,946
Publication		22,326		23,308		20,764
Repairs and maintenance		16,070		15,576		13,447
Vehicle		9,504		11,392		12,330
Travel		5,000		5,405		5,701
Training		20,296		25,300		22,443
Service fees		105,280		99,706		106,272
Others		399,939		518,328		474,418

Sub-total		1,040,128		1,196,557		1,082,945

Total	￦	4,366,629	￦	3,931,808	￦	3,885,285

(1)	Other general and administrative expenses for the year ended December 31, 2010 and 2011, reclassified as employee benefits, amount to ￦571,957 million and ￦521,894 million.
(2)	Reversal of share-based payments was due to the decrease in share price.

31.2 Share-based payments

31.2.1 Share options

The details of the share options as of December 31, 2012, are as follows:

	Grant date	Exercise period	Granted shares(1)	Vesting conditions
		(Years)	(In number of shares)
Series 15-1	2005.03.18	8	165,000	Service period: 3 years(3)
Series 15-2	2005.03.18	8	690,000	Service period: 3 years(4)
Series 17	2005.07.22	8	30,000	Service period: 3 years(4)
Series 18	2005.08.23	8	15,000	Service period: 3 years(4)
Series 19	2006.03.24	8	930,000	Service period: 1, 2, 3 year(2)
Series 20	2006.04.28	8	30,000	Service period: 3 years(2)
Series 21	2006.10.27	8	20,000	Service period: 2 years(2)
Series 22	2007.02.08	8	855,000	Service period: 1, 3 years(2)
Series 23	2007.03.23	8	30,000	Service period: 3 years(2)

Total			2,765,000

(1)	Granted shares represent the total number of shares initially granted to directors and employees whose options have not been exercised at the end of the reporting period.
(2)	The exercise price is indexed to the sum of the major competitors’ total market capitalization.
(3)	The exercise price is indexed to the banking industry index.
(4)	The exercisability and number of shares are linked to certain performance conditions for the service period.

The changes in the number of granted share options and the weighted average exercise price for the years ended December 31, 2011 and 2012, are as follows:

	2011
	Number of granted shares								Number of exercisable shares		Exercise price per share		Remaining contractual life (Years)
	Beginning		Exercised		Expired		Ending
	(In Korean won, except shares)
Series 10-1		40,063		23,385		16,678		—		—	￦	—	—
Series 10-2		51,303		51,303		—		—		—		—	—
Series 11		5,091		5,091		—		—		—		—	—
Series 12		54,250		—		—		54,250		54,250		46,100	0.11
Series 13-1		20,000		—		—		20,000		20,000		48,650	0.23
Series 15-1		125,362		—		—		125,362		125,362		54,656	1.21
Series 15-2		450,928		10,000		—		440,928		440,928		46,800	1.21
Series 16		8,827		8,827		—		—		—		—	—
Series 17		29,441		—		—		29,441		29,441		49,200	1.56
Series 18		7,212		—		—		7,212		7,212		53,000	1.65
Series 19		751,651		—		—		751,651		751,651		77,063	2.23
Series 20		25,613		—		—		25,613		25,613		81,900	2.33
Series 21		18,987		—		—		18,987		18,987		76,600	2.82
Series 22		657,498		—		—		657,498		657,498		77,100	3.11
Series 23		15,246		—		—		15,246		15,246		84,500	3.23
Series Kookmin Credit Card -1		22,146		—		22,146		—		—		—	—
Series Kookmin Credit Card -2		9,990		—		9,990		—		—		—	—

Total		2,293,608		98,606		48,814		2,146,188		2,146,188

Weighted average exercise price	￦	67,108	￦	40,630	￦	75,058	￦	68,144	￦	68,144

The weighted-average share price for share options exercised during the year ended December 31, 2011, was ￦57,960.

	2012
	Number of granted shares								Number of exercisable shares		Exercise price per share		Remaining contractual life (Years)
	Beginning		Exercised		Expired		Ending
	(In Korean won, except shares)
Series 12		54,250		—		54,250		—		—	￦	—	—
Series 13-1		20,000		—		20,000		—		—		—	—
Series 15-1		125,362		—		—		125,362		125,362		54,656	0.21
Series 15-2		440,928		—		—		440,928		440,928		46,800	0.21
Series 17		29,441		—		—		29,441		29,441		49,200	0.56
Series 18		7,212		—		—		7,212		7,212		53,000	0.64
Series 19		751,651		—		—		751,651		751,651		77,063	1.23
Series 20		25,613		—		—		25,613		25,613		81,900	1.32
Series 21		18,987		—		—		18,987		18,987		76,600	1.82
Series 22		657,498		—		—		657,498		657,498		77,100	2.11
Series 23		15,246		—		—		15,246		15,246		84,500	2.22

Total		2,146,188		—		74,250		2,071,938		2,071,938

Weighted average exercise price	￦	68,144	￦	—	￦	46,787	￦	68,909	￦	68,909

The fair value of each option granted is estimated using a Black-Scholes option pricing model based on the assumptions in the table below:

	Share price		Weighted average exercise price		Expected volatility (%)	Option’s expected life (Years)	Expected dividends		Risk free interest rate (%)	Fair value
	(In Korean won)
Series 15-1 (Directors)	￦	37,200	￦	54,656	12.63	0.11	￦	33	2.78	￦	—
Series 15-2 (Directors)		37,200		46,800	12.63	0.11		33	2.78		—
Series 15-2 (Employees)		37,200		46,800	12.63	0.11		33	2.78		—
Series 17 (Directors)		37,200		49,200	20.97	0.28		86	2.78		11
Series 18 (Employees)		37,200		53,000	23.46	0.32		100	2.78		6
Series 19 (Directors)		37,200		76,726	22.99	0.61		189	2.78		—
Series 19 (Employees)		37,200		77,390	18.90	0.15		47	2.78		—
Series 20 (Employees)		37,200		81,900	21.49	0.25		77	2.78		—
Series 21 (Employees)		37,200		76,600	24.73	0.75		230	2.78		3
Series 22 (Directors)		37,200		77,100	25.85	1.05		323	2.78		12
Series 22 (Employees)		37,200		77,100	26.04	1.03		316	2.78		14
Series 23 (Non-executive directors)		37,200		84,500	27.27	1.11		340	2.78		9

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

31.2.2 Share Grants

The Group changed the scheme of share-based payment from share options to share grants in November 2007. The share grant award program is an incentive plan that sets, on grant date, the maximum amount of shares that can be awarded. Actual shares granted at the end of the vesting period is determined in accordance with achievement of pre-specified targets over the vesting period.

The details of the share grants as of December 31, 2012, are as follows:

Share grants	Grant date	Number of granted shares(1)	Vesting conditions
		(In number of shares)
(KB Financial Group Inc.)
Series 1	2008.09.29	2,543	Services fulfillment, Achievement of targets on the basis of market and non-market performance(2)
Series 2	2009.03.27	3,090	Service fulfillment(3)
Series 3	2010.01.01	32,256	Services fulfillment, Achievement of targets on the basis of market and non-market performance(4),(10)
Series 4	2010.07.13	218,944	Services fulfillment, Achievement of targets on the basis of market and non-market performance(5),(10)
Series 5	2010.12.23	13,260	Services fulfillment, Achievement of targets on the basis of market and non-market performance(6),(10)
Series 6	2011.08.10	8,183	Services fulfillment, Achievement of targets on the basis of market and non-market performance(6),(10)
Series 7	2012.01.01	42,568	Services fulfillment, Achievement of targets on the basis of market and non-market performance(4),(10)

		320,844

(Kookmin Bank)
Series 23	2010.07.29	73,650	Services fulfillment, Achievement of targets on the basis of market and non-market performance(7),(10)
Series 24	2010.08.03	25,707	Services fulfillment, Achievement of targets on the basis of market and non-market performance(8),(10),(11)
Series 25	2010.08.12	18,472	Services fulfillment, Achievement of targets on the basis of market and non-market performance(7),(10)
Series 27	2010.09.20	6,222	Services fulfillment, Achievement of targets on the basis of market and non-market performance(8),(10)
Series 28	2010.12.21	50,310	Services fulfillment, Achievement of targets on the basis of market and non-market performance(8),(10)
Series 29	2010.12.23	5,559	Services fulfillment, Achievement of targets on the basis of market and non-market performance(8),(10)
Series 31	2011.01.03	16,479	Services fulfillment, Achievement of targets on the basis of market and non-market performance(8),(10)
Series 32	2011.03.24	7,986	Services fulfillment, Achievement of targets on the basis of non-market performance(9),(10)

Share grants	Grant date	Number of granted shares(1)	Vesting conditions
		(In number of shares)
Series 33	2011.07.07	6,025	Services fulfillment, Achievement of targets on the basis of market and non-market performance(8),(10)
Series 34	2011.08.10	10,242	Services fulfillment, Achievement of targets on the basis of market and non-market performance(8),(10)
Series 35	2011.10.12	8,846	Services fulfillment, Achievement of targets on the basis of market and non-market performance(8),(10)
Series 36	2011.10.18	8,596	Services fulfillment, Achievement of targets on the basis of market and non-market performance(10),(12)
Series 37	2011.12.23	68,310	Services fulfillment, Achievement of targets on the basis of market and non-market performance(8),(10)
Series 38	2012.01.01	171,100	Services fulfillment, Achievement of targets on the basis of market and non-market performance(8),(10)
Series 39	2012.01.08	120,176	Services fulfillment, Achievement of targets on the basis of market and non-market performance(8),(10)
Series 40	2012.08.01	8,978	Services fulfillment, Achievement of targets on the basis of market and non-market performance(8),(10)
Series 41	2012.08.02	36,938	Services fulfillment, Achievement of targets on the basis of market and non-market performance(8),(10)
Series 42	2012.09.20	8,244	Services fulfillment, Achievement of targets on the basis of market and non-market performance(8),(10)
Series 43	2012.11.26	13,918	Services fulfillment, Achievement of targets on the basis of market and non-market performance(8),(10)
Grant deferred in 2010	—	10,392	Satisfied
Grant deferred in 2011	—	26,884	Satisfied
Grant deferred in 2012	—	13,547	Satisfied

Sub Total		716,581

(Other subsidiaries)
Share granted in 2010		33,822	Services fulfillment, Achievement of targets on the basis of market and non-market performance(13)
Share granted in 2011		38,931	Services fulfillment, Achievement of targets on the basis of market and non-market performance(13)
Share granted in 2012		63,976	Services fulfillment, Achievement of targets on the basis of market and non-market performance(13)

Sub Total		136,729

Total		1,174,154

(1)	Granted shares represent the total number of shares initially granted to directors and employees at the end of reporting period.
(2)

The vesting condition is to fulfill the remaining contracted service period. The number of certain granted shares to be compensated is determined based on the fulfillment of service requirements. The 30%, 30% and 40% of the number of certain granted shares to be compensated are determined upon the accomplishment of the targeted KPIs, the targeted financial results of the Group and the targeted relative TSR, respectively.

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

(8)

The 30%, 30% and 40% of the number of granted shares to be compensated are determined based on the accomplishment of the targeted KPIs, the targeted financial results of the Kookmin Bank and the targeted relative TSR, respectively.

(9)	The number of granted shares to be compensated is not linked to performance, but fixed.
(10)	Certain portion of the granted shares is compensated over a maximum period of three-years.
(11)	Fair value of compensation per granted share is confirmed.
(12)	Half of the number of granted shares to be compensated is determined based on the accomplishment of the targeted relative TSR, while the other is determined by the targeted KPIs.
(13)

The 30%, 30% and 40% of the number of granted shares to be compensated are determined based on the accomplishment of the targeted KPIs, subsidiary’s MOU with the Group and the targeted relative TSR, respectively. The 60% and 40% of the number of certain granted shares to be compensated are determined based on subsidiary’s MOU with the Group and the targeted relative TSR, respectively.

The details of share grants linked to short-term performance as of December 31, 2012, are as follows:

	Grant date	Number of vested shares(1)	Vesting conditions
(KB Financial Group Inc.)
Share granted in 2010	2010.01.01	6,149	Satisfied
Share granted in 2011	2011.01.01	19,279	Satisfied
Share granted in 2012	2012.01.01	24,257	Proportion to service period
(Kookmin Bank)
Share granted in 2010	2010.01.01	54,858	Satisfied
Share granted in 2011	2011.01.01	142,778	Satisfied
Share granted in 2012	2012.01.01	179,905	Proportion to service period

(1)	The number of shares, which are exercisable, is determined by the results of performance. The share grants are settled over three years.

Share grants are measured at fair value using the Monte Carlo Simulation Model and assumptions used in determining the fair value are as follows:

	Expected exercise period	Risk free rate	Fair value (Market performance condition)	Fair value (Non-market performance condition)
	(Years)	(%)	(In Korean won)
Linked to long term performance
(KB Financial Group Inc.)
Series 1-4	0.22	2.78	—	37,800
Series 2-3	0.22	2.78	—	37,800
Series 3-1	0.25~1.00	2.78	—	37,117~38,564
Series 3-2	0.25~2.00	2.78	—	37,117~39,366
Series 3-3	0.25~1.00	2.78	—	37,117~38,564
Series 4-1	0.53~3.53	2.78	5,401	38,961~40,501
Series 4-2	0.53~3.53	2.78	5,874	38,961~40,501
Series 4-3	0.25~3.00	2.78	37,117	37,117~40,159
Series 4-4	0.25~3.00	2.78	37,117	37,117~40,159
Series 4-5	0.25~3.00	2.78	37,117	37,117~40,159
Series 5-1	0.25~2.00	2.78	—	37,117~39,366
Series 6-1	1.00~4.00	2.78	8,321	37,616~40,925
Series 7-1	1.00~4.00	2.78	17,835	37,616~40,925

(Kookmin Bank)
Series 23	0.53~3.53	2.78	5,713	37,635~40,501
Series 24	0.25~3.00	2.78	—	37,117~40,159
Series 25	0.53~3.53	2.78	5,673	37,635~40,501
Series 27	0.25~3.00	2.78	—	37,117~40,159
Series 28	0.25~3.00	2.78	—	37,117~40,159
Series 29	0.25~3.00	2.78	—	37,117~40,159
Series 31	0.25~3.00	2.78	—	37,117~40,159
Series 32	1.22~4.23	2.78	—	37,451~40,894
Series 33	0.50~4.00	2.78	5,117	37,743~40,925
Series 34	0.61~4.00	2.78	8,454	37,666~40,925
Series 35	1.00~4.00	2.78	10,764	37,616~40,925
Series 36	1.00~4.00	2.78	11,559	37,616~40,925
Series 37	1.00~4.00	2.78	17,351	37,616~40,925
Series 38	1.00~4.00	2.78	17,835	37,616~40,925
Series 39	1.00~4.00	2.78	17,591	37,616~40,925
Series 40	1.58~5.00	2.79	23,052	37,283~41,706
Series 41	1.58~5.00	2.79	23,100	37,396~41,706
Series 42	1.72~5.00	2.79	17,946	37,471~41,706
Series 43	1.90~5.00	2.80	17,739	37,363~41,706
Grant deferred in 2010	0.25~1.00	2.78	—	38,529~39,366
Grant deferred in 2011	0.25~2.00	2.78	—	38,056~39,366
Grant deferred in 2012	0.25~2.00	2.78	—	38,564~39,366

(Other subsidiaries)
Share granted in 2010	0.25~0.65	2.78	0~37,117	37,117~37,801
Share granted in 2011	1.00~1.35	2.78~2.79	4,482~11,720	37,450~37,616
Share granted in 2012	2.00~2.54	2.80~2.82	19,787~25,616	36,989~37,291

	Expected exercise period	Risk free rate	Fair value (Market performance condition)	Fair value (Non-market performance condition)
	(Years)	(%)	(In Korean won)
Linked to short term performance
(KB Financial Group Inc.)
Share granted in 2010	0.25~1.00	2.78	—	37,117~38,564
Share granted in 2011	0.25~2.00	2.78	—	37,117~39,366
Share granted in 2012	1.00~3.00	2.78	—	38,564~40,159

(Kookmin Bank)
Share granted in 2010	0.25~1.00	2.78	—	37,117~38,564
Share granted in 2011	0.25~2.00	2.78	—	37,117~39,366
Share granted in 2012	1.00~3.00	2.78	—	38,564~40,159

Expected volatility is based on the historical volatility of the share price over the most recent period that is generally commensurate with the expected term of the grant. And the current stock price as of December 31, 2012, was used for the underlying asset price. Additionally, the average three-year historical dividend rate was used as the expected dividend rate. The Group used the historical data of Kookmin Bank for the period before the Parent Company was incorporated.

As of December 31, 2011 and 2012, the accrued expenses related to share-based payments including share options and share grants amounted to ￦27,236 million and ￦63,315 million, respectively. The compensation costs from share options and share grants amounts to ￦4,850 million and ￦7,609 million were reversed for the years ended December 31, 2010 and 2011, and the compensation costs amounting to ￦13,871 million were recognized for the year ended December 31, 2012. There is no intrinsic value of the vested share options as of December 31, 2011 and 2012, respectively(December 31, 2010: ￦8,615 million).

32. Other non-operating income and expenses

The details of non-operating income and expenses for the years ended December 31, 2010, 2011 and 2012, are as follows:

	2010		2011		2012
	(In millions of Korean won)
Other non-operating income
Gains of disposal in property and equipment	￦	596	￦	313	￦	5,840
Rent received		3,784		3,678		4,349
Others		51,202		56,580		51,328

Sub Total		55,582		60,571		61,517

Other non-operating expenses
Losses of disposal in property and equipment		1,455		768		426
Donation		42,984		77,889		80,448
Restoration cost		473		1,981		945
Others		38,645		122,424		116,232

Sub Total		83,557		203,062		198,051

Net other non-operating income(expense)	￦	(27,975)	￦	(142,491)	￦	(136,534)

33. Tax expense

Income tax expense for the years ended December 31, 2010, 2011 and 2012, consists of:

	2010		2011		2012
	(In millions of Korean won)
Tax payable
Current tax expense	￦	233,867	￦	816,051	￦	695,135
Adjustments recognized in the period for current tax of prior years		(172,291)		3,639		18,017

Sub Total		61,576		819,690		713,152

Changes in deferred income tax assets (liabilities)		(97,827)		(80,996)		(86,976)

Income tax recognized directly in equity
Exchange differences on translating foreign operations		(384)		(11)		—
Change in value of available-for-sale financial assets		(33,618)		46,303		(78,003)
Change in value of held-to-maturity financial assets		(287)		(249)		(240)
Share of other comprehensive income of associates and joint ventures		(1)		31		362
Cash flow hedges		—		241		1,025
Losses on Sale of Treasury Stock		—		47,225		—
Others		—		—		20

Sub Total		(34,290)		93,540		(76,836)

Tax expense	￦	(70,541)	￦	832,234	￦	549,340

An analysis of the net profit before income tax and income tax expense for the years ended December 31, 2010, 2011 and 2012, follows:

	Proportion (%)	2010		2011		2012
		(In millions of Korean won)
Net profit before income tax		￦	149,368	￦	3,260,806	￦	2,261,328

Tax at the applicable tax rate(1)	24.18	￦	36,121	￦	789,089	￦	546,779
Non-taxable income	(0.28)		(3,681)		(14,325)		(6,291)
Non-deductible expense	0.59		9,371		16,220		13,268
Tax credit and tax exemption	(0.01)		(5,959)		(2,198)		(187)
Temporary difference for which no deferred tax is recognized	0.07		61,417		(2,567)		1,633
Deferred tax relating to changes in recognition and measurement	(0.32)		(9,703)		(8,459)		(7,289)
Income tax refund for tax of prior years	(0.88)		(172,291)		23,479		(19,870)
Income tax expense of overseas branch	0.75		13,888		18,308		16,929
Effects from change in tax rate	0.04		(1,235)		16,436		941
Others	0.15		1,531		(3,749)		3,427

Tax expense	24.29	￦	(70,541)	￦	832,234	￦	549,340

(1)

Applicable income tax rate for ￦200 million and below is 11%, for over ￦200 million is 24.2% as of December 31, 2010 and 2011, which is composed of corporate tax and local income tax. In addition, for ￦200 million and below is 11%, for ￦200 million to ￦20 billion is 22% and for over ￦20 billion is 24.2% as of December 31, 2012, which is composed of corporate tax and local income tax.

The details of current tax assets (income tax refund receivables) and current tax liabilities (income tax payables), as of December 31, 2011 and 2012, are as follows:

	2011
	Tax payables (receivables) before offsetting		Offsetting		Tax payables (receivables) after offsetting
	(In millions of Korean won)
Income tax refund receivables	￦	(228,579)	￦	216,981	￦	(11,598)
Income tax payables		805,806		(216,981)		588,825

	2012
	Tax payables (receivables) before offsetting		Offsetting		Tax payables (receivables) after offsetting
	(In millions of Korean won)
Income tax refund receivables	￦	(429,676)	￦	415,156	￦	(14,520)
Income tax payables		679,822		(415,156)		264,666

34. Dividends

The dividends paid to the shareholders of the Parent Company in 2010, 2011 and 2012 were ￦78,897 million (￦230 per share), ￦41,163 million (￦120 per share) and ￦278,173 million (￦720 per share), respectively. The dividends to the shareholders of the Parent Company in respect of the year ended December 31, 2012, of ￦600 per share, amounting to total dividends of ￦231,811 million, is to be proposed at the annual general meeting on March 22, 2013. The Group’s consolidated financial statements as of December 31, 2012, do not reflect this dividend payable.

35. Accumulated other comprehensive income

The details of accumulated other comprehensive income for the years ended December 31, 2011 and 2012, are as follows:

	2011
	Beginning		Changes except for reclassification		Reclassification to profit or loss		Tax effect		Ending
	(In millions of Korean won)
Exchange differences on translating foreign operations	￦	(6,957)	￦	5,503	￦	—	￦	(11)	￦	(1,465)
Change in value of available-for-sale financial assets		443,389		(37,308)		(252,109)		46,303		200,275
Change in value of held-to-maturity financial assets		(2,098)		699		(4)		(249)		(1,652)
Shares of other comprehensive income of associates		(3,762)		(464)		—		31		(4,195)
Cash flow hedges		—		21,631		(23,193)		241		(1,321)

Total	￦	430,572	￦	(9,939)	￦	(275,306)	￦	46,315	￦	191,642

	2012
	Beginning		Changes except for reclassification		Reclassification to profit or loss		Tax effect		Ending
	(In millions of Korean won)
Exchange differences on translating foreign operations	￦	(1,465)	￦	(25,596)	￦	—	￦	—	￦	(27,061)
Change in value of available-for-sale financial assets		200,275		386,966		(70,478)		(78,003)		438,760
Change in value of held-to-maturity financial assets		(1,652)		671		(4)		(240)		(1,225)
Shares of other comprehensive income of associates		(4,195)		(44,491)		(48)		362		(48,372)
Cash flow hedges		(1,321)		(26,837)		25,000		1,025		(2,133)

Total	￦	191,642	￦	290,713	￦	(45,530)	￦	(76,856)	￦	359,969

36. Earnings per share

36.1 Basic earnings per share

Basic earnings per share is calculated by dividing profit and loss attributable to ordinary equity holders of the Parent Company by the weighted average number of ordinary shares outstanding, excluding the treasury shares, during the years ended December 31, 2010, 2011 and 2012.

Weighted average number of ordinary shares outstanding:

	2010
	Number of shares (a)	Days outstanding (b)	Total outstanding shares [(a) x (b)]
	(In number of shares)
Beginning(A)	386,351,693	365	141,018,367,945
Treasury shares (B)	43,322,704	365	15,812,786,960

Total outstanding shares [(C)=(A)-(B)]			125,205,580,985

Weighted average number of ordinary shares outstanding [(D) =(C)/365]			343,028,989

	2011
	Number of shares (a)	Days outstanding (b)	Total outstanding shares [(a) x (b)]
	(In number of shares)
Beginning (A)	386,351,693	365	141,018,367,945
Treasury shares (B)	43,322,704	13	563,195,152
	40,984,474	28	1,147,565,272
	37,463,510	42	1,573,467,420
	34,966,962	105	3,671,531,010

			6,955,758,854

Total outstanding shares [(C)=(A)-(B)]			134,062,609,091

Weighted average number of ordinary shares outstanding [(D) =(C)/365]			367,294,819

	2012
	Number of shares (a)	Days outstanding (b)	Total outstanding shares [(a) x (b)]
	(In number of shares)
Beginning (A)	386,351,693	366	141,404,719,638

Weighted average number of ordinary shares outstanding [(B) =(A)/366]			386,351,693

Basic earnings per share:

	2010		2011		2012
	(in Korean won and in number of shares)
Profit attributable to ordinary shares (E)	￦	146,600,053,919	￦	2,373,026,068,477	￦	1,702,913,550,877
Weighted average number of ordinary shares outstanding (F)		343,028,989		367,294,819		386,351,693
Basic earnings per share [(G)=(E)/(F)]	￦	427	￦	6,461	￦	4,408

36.2 Diluted earnings per share

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

Adjusted profit for diluted earnings per share:

	2010		2011		2012
	(In Korean won)
Profit attributable to ordinary shares	￦	146,600,053,919	￦	2,373,026,068,477	￦	1,702,913,550,877
Adjustment		—		—		—
Adjusted profit for diluted earnings per share	￦	146,600,053,919	￦	2,373,026,068,477	￦	1,702,913,550,877

Adjusted weighted average number of ordinary shares outstanding to calculate diluted earnings per share:

	2010	2011	2012
	(in number of shares)
Weighted average number of ordinary shares outstanding	343,028,989	367,294,819	386,351,693
Adjustment
Share grants	415,726	884,974	1,193,606
Adjusted weighted average number of ordinary shares outstanding for diluted earnings per share	343,444,715	368,179,793	387,545,299

Diluted earnings per share:

	2010		2011		2012
	(In Korean won)
Adjusted profit for diluted earnings per share	￦	146,600,053,919	￦	2,373,026,068,477	￦	1,702,913,550,877
Adjusted weighted average number of ordinary shares outstanding for diluted earnings per share		343,444,715		368,179,793		387,545,299
Diluted earnings per share	￦	427	￦	6,445	￦	4,394

37. Insurance Contracts

37.1 Insurance liabilities

The details of insurance liabilities presented within other liabilities as of December 31, 2011 and 2012, are as follows:

	2011		2012
	(In millions of Korean won)
Individual insurance
Pure Endowment insurance	￦	2,159,534	￦	3,281,701
Death insurance		54,008		63,821
Joint insurance		1,301,139		1,470,755
Group insurance		266		1,285
Other		16,489		19,604

Total	￦	3,531,436	￦	4,837,166

The changes in insurance liabilities for the years ended December 31, 2011 and 2012, are as follows:

	2011
	Individual insurance						Group insurance		Other(1)		Total
	Pure Endowment insurance		Death insurance		Joint insurance
	(In millions of Korean won)
Beginning	￦	1,640,681	￦	51,166	￦	1,152,599	￦	234	￦	13,496	￦	2,858,176
Provision		518,853		2,842		148,540		32		2,993		673,260

Ending	￦	2,159,534	￦	54,008	￦	1,301,139	￦	266	￦	16,489	￦	3,531,436

	2012
	Individual insurance						Group insurance		Other(1)		Total
	Pure Endowment insurance		Death insurance		Joint insurance
	(In millions of Korean won)
Beginning	￦	2,159,534	￦	54,008	￦	1,301,139	￦	266	￦	16,489	￦	3,531,436
Provision		1,122,167		9,813		169,616		1,019		3,115		1,305,730

Ending	￦	3,281,701	￦	63,821	￦	1,470,755	￦	1,285	￦	19,604	￦	4,837,166

(1)	Consists of policyholders’ profit dividend reserve, reserve for compensation for losses on dividend-paying insurance contracts and others.

37.2 Insurance assets

The details of insurance assets presented within other assets as of December 31, 2011 and 2012, are as follows:

	2011		2012
	(In millions of Korean won)
Reinsurance assets	￦	2,146	￦	3,751
Deferred acquisition costs		126,304		151,925

Total	￦	128,450	￦	155,676

The changes in reinsurance assets for the years ended December 31, 2011 and 2012, are as follows:

	2011		2012
	(In millions of Korean won)
Beginning	￦	690	￦	2,146
Increase (decrease)		1,456		1,605

Ending	￦	2,146	￦	3,751

The changes in deferred acquisition costs for the years ended December 31, 2011 and 2012, are as follows:

	2011		2012
	(In millions of Korean won)
Beginning	￦	71,407	￦	126,304
Increase		102,476		106,959
Amortization		(47,579)		(81,338)

Ending	￦	126,304	￦	151,925

37.3 Insurance premiums and reinsurance

The details of insurance premiums for the years ended December 31, 2010, 2011 and 2012, are as follows:

	2010
	Pure endowment insurance		Death insurance		Joint insurance		Group insurance		Total
	(In millions of Korean won)
Insurance premiums earned	￦	691,158	￦	4,100	￦	365,980	￦	1,489	￦	1,062,727
Reinsurance premiums paid		(328)		(738)		(144)		(322)		(1,532)

Net premiums earned	￦	690,830	￦	3,362	￦	365,836	￦	1,167	￦	1,061,195

	2011
	Pure endowment insurance		Death insurance		Joint insurance		Group insurance		Others		Total
	(In millions of Korean won)
Insurance premiums earned	￦	651,281	￦	7,073	￦	339,204	￦	1,640	￦	8,173	￦	1,007,371
Reinsurance premiums paid		(333)		(773)		(161)		(1,373)		(2,056)		(4,696)

Net premiums earned	￦	650,948	￦	6,300	￦	339,043	￦	267	￦	6,117	￦	1,002,675

	2012
	Pure endowment insurance		Death insurance		Joint insurance		Group insurance		Others		Total
	(In millions of Korean won)
Insurance premiums earned	￦	1,307,974	￦	19,547	￦	352,482	￦	3,967	￦	39,081	￦	1,723,051
Reinsurance premiums paid		(196)		(2,637)		(133)		(892)		(8,354)		(12,212)

Net premiums earned	￦	1,307,778	￦	16,910	￦	352,349	￦	3,075	￦	30,727	￦	1,710,839

The details of reinsurance transactions for the years ended December 31, 2010, 2011 and 2012, are as follows:

	2010
	Reinsurance expense		Reinsurance revenue
	Reinsurance premium paid		Reinsurance claims		Reinsurance commission		Total
	(In millions of Korean won)
Individual	￦	1,210	￦	661	￦	294	￦	955
Group		322		360		—		360

Total	￦	1,532	￦	1,021	￦	294	￦	1,315

	2011
	Reinsurance expense		Reinsurance revenue
	Reinsurance premium paid		Reinsurance claims		Reinsurance commission		Total
	(In millions of Korean won)
Individual	￦	1,268	￦	623	￦	674	￦	1,297
Group		1,372		1,133		—		1,133
Others		2,056		1,288		—		1,288

Total	￦	4,696	￦	3,044	￦	674	￦	3,718

	2012
	Reinsurance expense		Reinsurance revenue
	Reinsurance premium paid		Reinsurance claims		Reinsurance commission		Total
	(In millions of Korean won)
Individual	￦	2,966	￦	1,150	￦	1,000	￦	2,150
Group		892		1,138		—		1,138
Others		8,354		4,127		—		4,127

Total	￦	12,212	￦	6,415	￦	1,000	￦	7,415

Insurance expenses for the years ended December 31, 2010, 2011 and 2012, are as follows:

	2010
	Pure endowment insurance		Death insurance		Joint insurance		Group insurance		Total
	(In millions of Korean won)
Insurance expense	￦	1,440	￦	883	￦	36,807	￦	990	￦	40,120
Dividend expense		21		10		—		—		31
Refund expense		107,470		4,105		116,767		182		228,524
Provision		594,632		(2,714)		220,008		(443)		811,483

Sub-total		703,563		2,284		373,582		729		1,080,158

Reinsurance claims		157		443		61		360		1,021

Net insurance expense	￦	703,406	￦	1,841	￦	373,521	￦	369	￦	1,079,137

	2011
	Pure endowment insurance		Death insurance		Joint insurance		Group insurance		Others		Total
	(In millions of Korean won)
Insurance expense	￦	2,010	￦	670	￦	25,201	￦	1,663	￦	206	￦	29,750
Dividend expense		73		11		1		—		—		85
Refund expense		150,627		3,565		171,090		276		—		325,558
Provision		518,853		2,842		148,540		32		2,993		673,260

Sub-total		671,563		7,088		344,832		1,971		3,199		1,028,653

Reinsurance claims		(106)		(433)		(84)		(1,133)		(1,288)		(3,044)

Net insurance expense	￦	671,457	￦	6,655	￦	344,748	￦	838	￦	1,911	￦	1,025,609

	2012
	Pure endowment insurance		Death insurance		Joint insurance		Group insurance		Others		Total
	(In millions of Korean won)
Insurance expense	￦	2,659	￦	1,637	￦	6,232	￦	2,775	￦	2,423	￦	15,726
Dividend expense		154		12		—		—		—		166
Refund expense		202,965		4,043		183,061		215		—		390,284
Provision		1,122,167		9,813		169,616		1,019		3,115		1,305,730

Sub-total		1,327,945		15,505		358,909		4,009		5,538		1,711,906

Reinsurance claims		(184)		(898)		(68)		(1,138)		(4,127)		(6,415)

Net insurance expense	￦	1,327,761	￦	14,607	￦	358,841	￦	2,871	￦	1,411	￦	1,705,491

37.4 Insurance risk

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

The Group’s Reinsurance is ceded through the following process:

i. In the decision-making process of launching a new product, the Group makes a decision on ceding reinsurance. Subsequently, a reinsurer is selected through bidding, agreements with the relevant departments and final approval by the executive management.

ii. The reinsurance department analyzes the object of reinsurance, the maximum limit of reinsurance and the loss ratio with the relevant departments.

The characteristic and exposure of insurance price risk

The insurance risk of a life insurance company is measured by insurance price risk. As the life insurance coverage is in form of a fixed payment, the fluctuation of policy reserve is small and the period from insured event to claims payment is not long, the policy reserve risk is managed by assessments of adequacy of the policy reserve.

The Group measures the exposure of insurance price risk as the shortfall of the risk premiums received compared to the claims paid on all insurance contracts for the last 12 months preceding the reporting date.

The maximum exposure of premium risk as of December 31, 2011 and 2012, follows:

	2011
	Before reinsurance mitigation		After reinsurance mitigation
	(In millions of Korean won)
Mortality	￦	5,091	￦	3,068
Disability		633		485
Hospitalization		676		509
Operation and diagnosis		1,162		908
Actual losses for medical expense		60		32
Other		84		65

Total	￦	7,706	￦	5,067

	2012
	Before reinsurance mitigation		After reinsurance mitigation
	(In millions of Korean won)
Mortality	￦	8,016	￦	5,905
Disability		509		176
Hospitalization		821		507
Operation and diagnosis		1,914		911
Actual losses for medical expense		121		43
Other		86		66

Total	￦	11,467	￦	7,608

Average ratios of claims paid per risk premium received on the basis of exposure before mitigation for the past three years as of December 31, 2011 and 2012, were 68% and 68%, respectively.

The exposure of market risk arising from embedded derivatives included in host insurance contracts as of December 31, 2011 and 2012, are as follows:

	2011				2012
	Policyholders reserve		Guarantee reserve		Policyholders reserve		Guarantee reserve
	(In millions of Korean won)
Variable annuity	￦	459,174	￦	3,444	￦	524,903	￦	3,937
Variable universal		70,533		35		117,397		59

Total	￦	529,707	￦	3,479	￦	642,300	￦	3,996

Premium reserves and unearned premium reserves classified based on each residual maturity as of December 31, 2011 and 2012, are as follows:

	2011
	Lower than 3 years		3-5 years		5-10 years		10-15 years		15-20 years		20 Years or more		Total
	(In millions of Korean won)
Premium reserves	￦	67,027	￦	213,331	￦	1,198,711	￦	294,585	￦	319,018	￦	1,389,754	￦	3,482,426
Unearned premium reserves		35		—		2		—		2		4		43

	2012
	Lower than 3 years		3-5 years		5-10 years		10-15 years		15-20 years		20 Years or more		Total
	(In millions of Korean won)
Premium reserves	￦	156,070	￦	276,101	￦	1,615,643	￦	270,973	￦	345,853	￦	2,109,936	￦	4,774,576
Unearned premium reserves		741		—		2		—		2		4		749

38. Supplemental Cash Flow Information

Cash and cash equivalents as of December 31, 2011 and 2012, are as follows:

	2011		2012
	(In millions of Korean won)
Cash	￦	1,840,829	￦	2,041,649
Checks with other banks		781,269		808,461
Due from Bank of Korea		3,942,158		3,215,181
Due from other financial institutions		2,613,869		4,503,059

Sub-total		9,178,125		10,568,350

Restricted due from financial institutions		(4,171,213)		(3,642,713)
Due from financial institutions with original maturities over three-months		(266,108)		(361,914)

Sub-total		(4,437,321)		(4,004,627)

Total	￦	4,740,804	￦	6,563,723

Significant non-cash transactions for the years ended December 31, 2010, 2011 and 2012, are as follows:

	2010		2011		2012
	(In millions of Korean won)
Decrease in loans due to the write-offs	￦	2,278,930	￦	2,181,414	￦	2,197,135
Changes in other comprehensive income due to valuation of investment securities		88,593		(242,668)		249,647
Increase in available-for-sale financial assets from debt-equity swap		132,938		1,914		1,388

Cash inflow and outflow from income tax, interest and dividends for the years ended December 31, 2010, 2011 and 2012, are as follows:

	Activity	2010		2011		2012
		(In millions of Korean won)
Income tax paid (refund)	Operating	￦	(130,096)	￦	(121,533)	￦	838,073
Interest received	Operating		14,046,425		14,384,913		14,434,239
Interest paid	Operating		6,945,482		6,830,541		7,158,510
Dividends received	Operating		103,055		98,212		91,587
Dividends paid	Financing		78,897		41,163		278,173
Dividends paid on hybrid capital instrument	Financing		64,600		46,331		—

Cash flows generated by business combination

During 2012, the Group acquired cash and cash equivalents amounting to ￦40,575 million through the purchase & assumption(P&A) deal for selected assets and liabilities of Jeil Savings Bank Co., Ltd., and no consideration was transferred.

39. Contingent liabilities and commitments

Acceptances and guarantees as of December 31, 2011 and 2012, are as follows:

	2011		2012
	(In millions of Korean won)
Confirmed acceptances and guarantees
Confirmed acceptances and guarantees in Korean won
Acceptances and guarantees for corporate purchasing card	￦	70,134	￦	17
Acceptances and guarantees for KB purchasing loan		684,445		546,480
Bid bond		402		—
Performance bond		649		—
Other acceptances and guarantees		849,537		1,017,631

Sub-total		1,605,167		1,564,128

Confirmed acceptances and guarantees in foreign currency
Acceptances of letter of credit		411,145		204,764
Letter of guarantees		57,903		66,535
Bid bond		41,721		85,228
Performance bond		437,046		529,088
Refund guarantees		3,025,855		2,172,006
Other acceptances and guarantees		268,391		552,015

Sub-total		4,242,061		3,609,636

Financial guarantees
Acceptances and guarantees for debentures		208		—
Acceptances and guarantees for mortgage		57,079		45,123
Financial guarantees		20,000		—
Overseas debt guarantees		244,929		238,670
International financing guarantees in foreign currencies		—		21,422

Sub-total		322,216		305,215

Total confirmed acceptances and guarantees		6,169,444		5,478,979

Unconfirmed acceptances and guarantees
Guarantees of letter of credit		4,023,393		3,326,326
Refund guarantees		1,672,063		918,191

Total unconfirmed acceptances and guarantees		5,695,456		4,244,517

Total	￦	11,864,900	￦	9,723,496

Acceptances and guarantees by counter party as of December 31, 2011 and 2012, are as follows:

	2011
	Confirmed guarantees		Unconfirmed guarantees		Total		Proportion (%)
	(In millions of Korean won)
Corporations	￦	4,571,010	￦	2,954,567	￦	7,525,577	63.43
Small companies		1,505,137		1,005,318		2,510,455	21.16
Public and others		93,297		1,735,571		1,828,868	15.41

Total	￦	6,169,444	￦	5,695,456	￦	11,864,900	100.00

	2012
	Confirmed guarantees		Unconfirmed guarantees		Total		Proportion (%)
	(In millions of Korean won)
Corporations	￦	4,237,305	￦	2,450,719	￦	6,688,024	68.78
Small companies		1,185,994		763,254		1,949,248	20.05
Public and others		55,680		1,030,544		1,086,224	11.17

Total	￦	5,478,979	￦	4,244,517	￦	9,723,496	100.00

Acceptances and guarantees by industry as of December 31, 2011 and 2012, are as follows:

	2011
	Confirmed guarantees		Unconfirmed guarantees		Total		Proportion (%)
	(In millions of Korean won)
Financial institutions	￦	75,048	￦	5,176	￦	80,224	0.68
Manufacturing		4,196,612		2,884,922		7,081,534	59.68
Service		162,960		49,197		212,157	1.79
Whole sale & Retail		991,023		858,189		1,849,212	15.59
Construction		639,406		177,030		816,436	6.88
Public sector		58,129		1,663,052		1,721,181	14.51
Others		46,266		57,890		104,156	0.87

Total	￦	6,169,444	￦	5,695,456	￦	11,864,900	100.00

	2012
	Confirmed guarantees		Unconfirmed guarantees		Total		Proportion (%)
	(In millions of Korean won)
Financial institutions	￦	92,037	￦	8,610	￦	100,647	1.04
Manufacturing		3,262,542		2,198,617		5,461,159	56.16
Service		389,831		33,815		423,646	4.36
Whole sale & Retail		924,602		725,224		1,649,826	16.97
Construction		754,876		284,448		1,039,324	10.69
Public sector		20,650		972,777		993,427	10.22
Others		34,441		21,026		55,467	0.56

Total	￦	5,478,979	￦	4,244,517	￦	9,723,496	100.00

Commitments as of December 31, 2011 and 2012, are as follows:

	2011		2012
	(In millions of Korean won)
Commitments
Corporate loan commitments	￦	36,365,468	￦	40,770,994
Retail loan commitments		14,632,998		14,348,821
Credit line on credit cards		39,070,550		36,214,899
Private placement commitments		—		80,000
Purchase of other security investment		1,674,926		1,778,767

Total commitments		91,743,942		93,193,481

Financial Guarantees
Credit line		471,951		1,141,554
Purchase of security investment		151,000		163,500

Total financial guarantees		622,951		1,305,054

Total	￦	92,366,893	￦	94,498,535

Other Matters (including litigation)

i) The Group has filed 93 lawsuits (excluding minor lawsuits in relation to the collection or management of loans), involving aggregate claims of ￦898,300 million, and faces 322 lawsuits (as the defendant) (excluding minor lawsuits in relation to the collection or management of loans) involving aggregate damages of ￦439,568 million, which arose in the normal course of the business and are still pending as of December 31, 2012.

Meanwhile, several customers of Kookmin Bank filed lawsuits against Kookmin Bank claiming a refund of fees for putting up fixed collateral as of December 31, 2012. One lawsuit is on its second trial, while the court ruled in favor of Kookmin Bank during the first trial. The others are on their first trial. A relatively low probability of an outflow of resources is expected in relation to the outcome of the lawsuits.

ii) According to the shareholders’ agreement on September 25, 2009, among Kookmin Bank, the International Finance Corporation (“IFC”) and the remaining shareholders, Kookmin Bank granted a put option to IFC with the right to sell shares of JSC Bank Center Credit to itself or its designee. The exercise price is determined at its fair value by mutual agreement between Kookmin Bank and IFC. If the price is not agreed by the designated date, it is determined by the value measured by the selected independent external valuation institution. The put option may be exercised by IFC at any time from February 24, 2013, to February 24, 2017. However, if the put trigger event defined in the shareholders’ agreement occurs, and consequently, if a put notice is delivered to Kookmin Bank within 60 days from the date when IFC recognizes such event, IFC may also exercise its put option at any time after February 24, 2010.

iii) The face value of the securities sold to general customers through tellers’ sale amounts to ￦142,145 million and ￦116,633 million as of December 31, 2011 and 2012, respectively.

iv) Kookmin Bank underwent a tax investigation by the Seoul Regional Tax Office and in early 2007 was assessed additional corporate tax including local income tax of ￦482,755 million. Kookmin Bank paid this amount to the Tax authorities. Subsequently, Kookmin Bank filed a claim for adjudication in August 2007 for repayment of the amount of ￦482,643 million. Of this amount, ￦117,135 million has been refunded to Kookmin Bank following a successful appeal to the National Tax Tribunal and administrative litigations. Further, a portion of the claim amounting to ￦970 million has been extinguished following litigation. Meanwhile, the claim for a refund of ￦364,538 million, specifically related to the merger of Kookmin Card Co., Ltd. was ruled in favor of Kookmin Bank in an original case on April 1, 2011, and in a second trial at the Seoul High Court on January 12, 2012. The ruling has been appealed by the Tax authorities to the Supreme Court, where it is currently pending third trial as of December 31, 2012.

40. Asset-backed securitization

The Group issued debentures secured by certain transferred assets.

The details of debentures which are secured by loans and other financial assets as of December 31, 2011 and 2012, are as follows:

	2011
	Interest rates (%)	Expiration date	Senior debentures		Underlying assets
					Loans		Securities
			(In millions of Korean won)
KB Mortgage Loan 1st Securitization Specialty Co., Ltd.(1)	2.57	2039-12-08	￦	335,169	￦	434,376	￦	—
KAMCO Value Recreation 3th Securitization Specialty Co., Ltd.(2)	5.16	2012-10-09		3,258		19,000		—
New Star 1st Co., Ltd.(3)	5.05	2012-01-18		50,000		—		50,218
KB Kookmin Card First Securitization Co., Ltd.(1)	LIBOR+0.48	2014-11-26		345,990		616,089		—

Total				734,417		1,069,465		50,218
Premiums(discounts) on debentures				(2,566)		—		—

Net Senior debentures			￦	731,851	￦	1,069,465	￦	50,218

	2012
	Interest rates (%)	Expiration date	Senior debentures		Underlying assets
					Loans		Securities
			(In millions of Korean won)
KB Mortgage Loan 1st Securitization Specialty Co., Ltd.(1)	1.29	2039-12-08	￦	249,668	￦	361,702	￦	—
KAMCO Value Recreation 3th Securitization Specialty Co., Ltd.(2)	10.73	2014-06-30		3,258		19,000		—
KB Kookmin Card First Securitization Co., Ltd.(1)	LIBOR+0.48	2014-11-26		321,330		601,924		—
Wise Mobile First Securitization Specialty	2.90~3.17	2015-09-07		570,000		533,936		—

Total				1,144,256		1,516,562		—
Premiums(discounts) on debentures				(2,495)		—		—

Net Senior debentures			￦	1,141,761	￦	1,516,562	￦	—

(1)	Included in the floating rate debentures in foreign currencies (Note 22).
(2)	Included in the floating rate debentures in Korean won (Note 22).
(3)	Included in the fixed rate debentures in Korean won (Note 22).

41. The Subsidiaries

The details of subsidiaries as of December 31, 2012, are as follows:

Investor	Investee	Ownership interests(%)	Location	Date of financial information	Industry
KB Financial Group Inc.	Kookmin Bank	100.00	Korea	Dec. 31	Banking and domestic, foreign exchange transaction
	KB Kookmin Card Co., Ltd.	100.00	Korea	Dec. 31	Credit card
	KB Investment & Securities Co., Ltd.	100.00	Korea	Dec. 31	Financial investment
	KB Life Insurance Co., Ltd.	51.00	Korea	Dec. 31	Life insurance
	KB Asset Management Co., Ltd.	100.00	Korea	Dec. 31	Security investment trust management and advisory
	KB Real Estate Trust Co., Ltd.	100.00	Korea	Dec. 31	Real estate trust management
	KB Investment Co., Ltd.	100.00	Korea	Dec. 31	Investment in small company
	KB Credit Information Co., Ltd.	100.00	Korea	Dec. 31	Collection of receivables or credit investigation
	KB Data System Co., Ltd.	100.00	Korea	Dec. 31	Software advisory, development, and supply
	KB Savings Bank Co., Ltd.	100.00	Korea	Dec. 31	Savings banking
Kookmin Bank	Kookmin Bank Int’l Ltd.(London)	100.00	United Kingdom	Dec. 31	Banking and foreign exchange transaction
	Kookmin Bank Hong Kong Ltd.	100.00	Hong Kong	Dec. 31	Banking and foreign exchange transaction
	Kookmin Bank Cambodia PLC.	92.44	Cambodia	Dec. 31	Banking and foreign exchange transaction
	Kookmin Bank (China) Ltd.	100.00	China	Dec. 31	Banking and foreign exchange transaction
	Principal & interest guaranteed trust(1)	—	Korea	Dec. 31	Trust
	KB Mortgage Loan First Securitization Specialty Co., Ltd. and 6 others(1)	—	Korea and others	Dec. 31	Asset-backed securitization
	KB Evergreen Private Securities 26 and 25 others(1)	100.00	Korea	Dec. 31	Private equity fund
Kookmin Bank, KB Investment Co., Ltd.	KB06-1 Venture Investment	75.00	Korea	Dec. 31	Capital investment
	KB08-1 Venture Investment	100.00	Korea	Dec. 31	Capital investment
	KB12-1 Venture Investment	100.00	Korea	Dec. 31	Capital investment

Investor	Investee	Ownership interests(%)	Location	Date of financial information	Industry
KB Asset Management Co., Ltd.	KB Wellyan Private Equity Real Estate Fund No. 6	95.67	Korea	Dec. 31	Investment fund
	KB Wellyan Private Equity Real Estate Fund No. 7	47.97	Korea	Dec. 31	Investment fund
	Boyoung construction	—	Korea	Dec. 31	Construction
KB Investment Co., Ltd.	NPS 07-5 KB Venture Fund(2)	20.00	Korea	Dec. 31	Capital investment
	09-5 KB Venture Fund(2)	33.33	Korea	Dec. 31	Capital investment
	NPS KBIC Private Equity Fund No. 1(3)	2.56	Korea	Dec. 31	Capital investment
	KoFC-KB Pioneer Champ No.2010-8 Investment Partnership(2)	50.00	Korea	Dec. 31	Capital investment
	KBIC Private Equity Fund No. 3(3)	2.00	Korea	Dec. 31	Capital investment
	2011 KIF-KB IT Venture Fund(2)	43.33	Korea	Dec. 31	Capital investment
	KoFC-KB Young Pioneer 1st Fund(2)	33.33	Korea	Dec. 31	Capital investment
KB Investment & Securities	KB-Glenwood Private Equity Fund 1(3)	0.03	Korea	Dec. 31	Capital investment
	New Star 1st. Ltd.(1)	—	Korea	Dec. 31	Asset-backed securitization
KB-Glenwood Private Equity Fund 1	Chungkang Co., Ltd.(1)	100.00	Korea	Dec. 31	Capital investment
Chungkang Co., Ltd.	Powernet Technologies Co., Ltd.	92.64	Korea	Dec. 31	Electronic product manufacturing
KB Kookmin Card Co., Ltd	KB Kookmin Card First Securitization Co., Ltd.(1)	—	Korea	Dec. 31	Asset-backed securitization
	Wise Mobile First Securitization Specialty(1)	—	Korea	Dec. 31	Asset-backed securitization
KB Life Insurance Co., Ltd.	GS Focus and Concentrate Private Equity Fund No.3 and 6 others(1)	100.00	Korea	Dec. 31	Private equity fund
KB Investment & Securities, KB Asset Management Co., Ltd.	KB K-Alpha private equity trust (1)	80.00	Korea	Dec. 31	Investment trust
Kookmin Bank, KB Investment & Securities, KB life Insurance, KB Real Estate Trust Co., Ltd	KB Wise Star Private Real Estate Feeder Fund 1st.(1)	100.00	Korea	Dec. 31	Investment trust

(1)	The activities of entities, decision-making powers and benefits and risks are considered when special purpose entities are consolidated.
(2)	Consolidated because the Group controls the entities as an executive member.
(3)	Consolidated because the Group controls the entities as a general partner.

The condensed financial information of major subsidiaries as of December 31, 2011 and 2012, and for the years ended December 31, 2011 and 2012, follows:

	2011
	Assets		Liabilities		Equity		Operating income (revenue)		Profit(loss) for the year		Total compre- hensive income(loss) for the year
	(In millions of Korean won)
Kookmin Bank(1)	￦	256,512,260	￦	237,443,855	￦	19,068,405	￦	22,274,350	￦	2,047,881	￦	1,601,009
KB Kookmin Card Co., Ltd.(1)		13,349,351		10,567,141		2,782,210		2,426,030		319,794		328,188
KB Investment & Securities Co., Ltd.(1)		3,314,875		2,792,356		522,519		787,354		28,169		37,732
KB Life Insurance Co., Ltd.(1)		4,515,809		4,161,121		354,688		1,220,799		18,572		24,842
KB Asset Management Co., Ltd.		177,691		57,612		120,079		83,855		(5,655)		(5,603)
KB Real Estate Trust Co., Ltd.		251,228		106,584		144,644		51,564		15,405		15,512
KB Investment Co., Ltd.(1)		498,506		382,444		116,062		61,574		9,322		10,360
KB Credit Information Co., Ltd.		30,529		8,069		22,460		54,874		(2,391)		(2,391)
KB Data System Co., Ltd.		30,590		14,370		16,220		117,467		2,148		2,148

	2012
	Assets		Liabilities		Equity		Operating income (revenue)		Profit(loss) for the year		Total compre- hensive income(loss) for the year
	(In millions of Korean won)
Kookmin Bank(1)	￦	257,748,697	￦	237,791,142	￦	19,957,555	￦	19,273,344	￦	1,416,142	￦	1,555,163
KB Kookmin Card Co., Ltd.(1)		14,046,174		10,966,541		3,079,633		2,921,167		291,592		297,423
KB Investment & Securities Co., Ltd.(1)		3,357,196		2,812,067		545,129		1,083,947		18,741		22,610
KB Life Insurance Co., Ltd.(1)		5,987,928		5,594,727		393,201		1,944,103		16,606		38,514
KB Asset Management Co., Ltd.		164,595		37,555		127,040		89,541		35,885		36,933
KB Real Estate Trust Co., Ltd.		201,572		35,363		166,209		52,021		21,446		21,565
KB Investment Co., Ltd.(1)		504,480		381,038		123,442		39,878		5,474		7,379
KB Credit Information Co., Ltd.		30,422		7,631		22,791		58,584		331		331
KB Data System Co., Ltd.		25,519		10,761		14,758		78,021		(1,461)		(1,461)
KB Savings Bank Co., Ltd.		646,674		510,254		136,420		62,237		(34,860)		(34,616)

(1)	Financial information is based on its consolidated financial statements.

Kookmin Bank

Kookmin Bank engages in the banking business in accordance with Banking Act, trust business in accordance with Capital Market and Financial Investment Business Act and other relevant businesses. As of December 31, 2012, Kookmin Bank has 1,193 domestic branches and offices and five overseas branches (excluding four subsidiaries and three offices). Kookmin Bank’s share capital as of December 31, 2012, is ￦2,021,896 million.

KB Kookmin Card Co., Ltd.

KB Kookmin Card Co., Ltd. (the “KB Kookmin Card”) was established upon spin off of Kookmin Bank’s credit card business segment in March 2011, to engage in the credit card business under the Act on Registration of Credit Business and Protection of Finance Users and other related business. Its headquarters are located in Seoul. KB Kookmin Card’s share capital as of December 31, 2012, is ￦460,000 million.

KB Investment & Securities Co., Ltd.

KB Investment & Securities Co., Ltd. (the “KB Investment & Securities”) was established on August 16, 1995, to engage in financial investment business services including investment trading services and brokerage services and in other related services in accordance with the Capital Market and Financial Investment Business Act. On March 11, 2008, the former Hannuri Investment & Securities changed its name to KB Investment & Securities. KB Investment & Securities Co., Ltd. merged with KB Futures Co., Ltd. on March 12, 2011. Its headquarters are located in Seoul. KB Investment & Securities’ share capital as of December 31, 2012, is ￦157,942 million.

KB Life Insurance Co., Ltd.

KB Life Insurance Co., Ltd. (the “KB Life Insurance”) was established on April 29, 2004, to engage in financial insurance operations. On May 31, 2004, the company merged with Hanil Life Insurance Co., Ltd., undertaking all the insurance contracts and related assets and liabilities. The life insurance business under the Insurance Business Act is one of the company’s major business operations. Its headquarters are located in Seoul. KB Life Insurance’s share capital as of December 31, 2012, is ￦276,000 million.

KB Asset Management Co., Ltd.

KB Asset Management Co., Ltd. (the “KB Asset Management”) was established on April 1988 to engage in investment advisory services including consulting and providing information on investments in securities. On July 1997, it started to engage in collective investment businesses (previously known as security investment trust operations) under the Capital Market and Financial Investment Business Act (previously called the Security Investment Trust Business Act). Its headquarters are located in Seoul. KB Asset Management’s share capital as of December 31, 2012, is ￦38,338 million.

KB Real Estate Trust Co., Ltd.

KB Real Estate Trust Co., Ltd. (the “KB Real Estate Trust”) was established on December 3, 1996, to provide real estate trust services including land trust. Under the Capital Market and Financial Investment Business Act (previously called the Trust Business Act), the Financial Services Commission authorized the company to engage in real estate trust service. On September 16, 2002, the name of the company changed to KB Real Estate Trust Co., Ltd. from Jooeun Real Estate Trust Inc. Its headquarters are located in Seoul. KB Real Estate Trust’s share capital as of December 31, 2012, is ￦80,000 million.

KB Investment Co., Ltd.

KB Investment Co., Ltd. (the “KB Investment”) was established on March 27, 1990, to provide services to small startup companies. Its main business is to invest in venture companies and small startup companies, and to organize startup investment cooperatives and private equity funds. On April 3, 1990, the company, under Section 7 of the Support for Small and Medium Enterprise Establishment Act, was listed on the Small Business Administration as a small startup business investment organization. KB Investment purchases impaired loans, invests in companies under debt restructuring process, and sells reorganized companies after normalization. In March 2001, the company, under the Industrial Development Act, registered as a Corporate Restructuring Company in the Ministry of Knowledge Economy. As approved by its shareholders on June 25, 2009, its name was changed to KB Investment Co., Ltd. Its headquarters are located in Seoul. KB Investment’s share capital as of December 31, 2012, is ￦44,759 million.

KB Credit Information Co., Ltd.

KB Credit Information Co., Ltd. (the “KB Credit Information”) was established on October 9, 1999, under the Credit Information Protection Act to engage in loan collection services and credit research services. On May 2, 2002, the company merged with KM Credit Information Inc. to improve management of subsidiaries. As approved by its shareholders on October 28, 2002, its name was changed from Kookeun Credit Information Co., Ltd. to KB Credit Information Co., Ltd. Its headquarters are located in Seoul. KB Credit Information’s share capital as of December 31, 2012, is ￦6,262 million.

KB Data Systems Co., Ltd.

KB Data Systems, Co., Ltd. (the “KB Data Systems”) was established on September 1991 to engage in computer system development and its sales, system maintenance, and information technology outsourcing services. Its headquarters are located in Seoul. KB Data Systems’ share capital as of December 31, 2012, is ￦8,000 million.

KB Savings Bank Co., Ltd.

KB Savings Bank Co., Ltd. (the “KB Savings Bank”) was established on January 2012, signed a purchase & assumption(P&A) deal for selected assets and liabilities of Jeil Savings Bank Co., Ltd. and acquired the assets and liabilities on January 13, 2012. KB Savings Bank operates its business mainly in loan, bill discounting and depository business under the Mutual Savings Banks Act. Its headquarters are located in Seoul. KB Savings Bank’ share capital as of December 31, 2012, is ￦34,000 million.

Kookmin Bank Int’l Ltd.(London)

Kookmin Bank Int’l Ltd.(London) was established in November 1991 and operates its businesses mainly in general banking, trading finance, foreign currency exchange, and derivatives. Its name was changed from Korea Long Term Credit Bank Int’l Ltd. to Kookmin Bank Int’l Ltd.(London) when the Bank merged with Korea Long Term Credit Bank in January 1999. The headquarters are located in London, England. Kookmin Bank Int’l Ltd.(London)’s share capital as of December 31, 2012, is USD 30,392,000.

Kookmin Bank Hong Kong Ltd.

Kookmin Bank Hong Kong Ltd. was established in July 1995 and operates its businesses in general banking and trading finance. The headquarters are located in Hong Kong. Kookmin Bank Hong Kong Ltd.’s share capital as of December 31, 2012, is USD 20,000,000.

Kookmin Bank Cambodia PLC.

Kookmin Bank acquired 51% of ownership in Kookmin Bank Cambodia PLC. in May 2009. As of December 31, 2012, Kookmin Bank owns 92.44% through its participation in paid-in capital increase in December 2010 and the additional acquisition of equity interests for a purchase consideration of ￦8,048 million in July 2012. In particular, Kookmin Bank Cambodia PLC. mainly operates lending, borrowing, foreign currency exchange services, and other ordinary banking business. The carrying amount of the non-controlling interests in Kookmin Bank Cambodia PLC on the date of acquisition was ￦8,364 million. Kookmin Bank derecognized non-controlling interests of ￦7,013 million and recorded a decrease in equity attributable to owners of the parent of ￦1,035 million. The headquarters are located in Phnom Penh, Cambodia. Kookmin Bank Cambodia PLC.’s paid-in capital as of December 31, 2012, is USD 16,000,000.

Kookmin Bank (China) Ltd.

Kookmin Bank (China) Ltd. was established in November 19, 2012, and operates its businesses in general banking and trading finance. The Group established Corporation Limited by integrating local branches in China, Beijing, Harbin, Suzhou, Guangzhou. The Group owns 100% of ownership. The headquarters are located in Beijing, China. Kookmin Bank (China) Ltd.’s share capital as of December 31, 2012, is USD 383,874,937.

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

The types of SPEs include asset-backed securitization specialty companies, project financing companies, private equity funds, and partnerships. The business activities of SPEs are the asset-backed securitization, providing lines of credit and loans, investing in equity shares and managing assets.

Changes in subsidiaries

GS Focus and Concentrate Private Equity Fund No.3 and 27 other private equity funds, KB Wise Star Private Real Estate Feeder Fund No.1 and 1 other investment trust, KB12-1 Venture Investment, KB Wellyan Private Equity Real Estate Fund No. 6 and 2 other investment fund, Wise Mobile First Securitization Specialty are newly included in the consolidation. Hanwha Private Securities Investment Trust 25 and 24 other private equity funds, NPS 05-6 KB Venture Fund and 1 other Venture fund have been excluded from consolidation because these were liquidated. In January 2012, the Group established KB Savings Bank Co., Ltd. and Kookmin Bank(China) Ltd.

42. Finance/Operating Lease

42.1 Finance lease

The future minimum lease payments arising as of December 31, 2011 and 2012, are as follows:

	2011		2012
	(In millions of Korean won)
Net Carrying amount of finance lease assets	￦	18,477	￦	16,856
Minimum lease payment
Within 1 year		754		2,310
1-5 years		637		1,427

Total		1,391		3,737

Present value of minimum lease payment
Within 1 year		697		2,163
1-5 years		601		1,386

Total		1,298		3,549

Contingent rent		—		—
Minimum sublease payment		—		—

42.2 Operating lease

42.2.1 Operating lessee

The future minimum lease payments arising from the non-cancellable lease contracts as of December 31, 2011 and 2012, are as follows:

	2011		2012
	(In millions of Korean won)
Minimum lease payment
Within 1 year	￦	104,327	￦	118,287
1-5 years		79,970		102,855
Over 5 years		1,287		42,816

Total		185,584		263,958

Minimum sublease payment		(15)		(154)

The lease payment reflected in profit or loss for the years ended December 31, 2010, 2011 and 2012, are as follows:

	2010		2011		2012
	(In millions of Korean won)
Lease payment reflected in profit or loss
Minimum lease payment	￦	183,118	￦	188,854	￦	201,450
Contingent rent		—		4		—
Sublease payment		(13)		(53)		(165)

Total	￦	183,105	￦	188,805	￦	201,285

42.2.2 Operating lessor

The future minimum lease payments arising from the non-cancellable lease contracts as of December 31, 2011 and 2012, are as follows:

	2011		2012
	(In millions of Korean won)
Minimum lease payment
Within 1 year	￦	2,081	￦	2,028
1-5 years		826		443
Over 5 years		—		—

Total		2,907		2,471

Minimum sublease payment		—		—

43. Related Party Transactions

Significant transactions with related parties for the years ended December 31, 2010, 2011 and 2012, are as follows:

		2010
		Interest income and others		Provision (reversal)		Interest expense and others
		(In millions of Korean won)
Associates	Korea Credit Bureau Co., Ltd.	￦	3	￦	—	￦	186
	UAMCO., Ltd.		1,950		71		95
	KB Global Star Game & Apps SPAC		321		—		76
	Testian Co., Ltd.		46		21		—
	Semiland Co., Ltd.		25		7		—
	Powerrex Corporation Co., Ltd.		32		(5)		1
	Sehwa Electronics Co., Ltd.		37		(3)		17
	Serit Platform Co., Ltd.		60		(24)		5
	KT Wibro infrastructure Co., Ltd.		3		—		55
Joint venture	Burrill-KB Life Science Fund		1,205		—		785
Key management			10,403		30		534
Other	Retirement pension		107		—		453

Total		￦	14,192	￦	97	￦	2,207

		2011
		Gain on sale of loans		Interest income and others		Provision (reversal)		Loss on sale of loans		Interest expense and others
		(In millions of Korean won)
Associates	Korea Credit Bureau Co., Ltd.	￦	—	￦	—	￦	—	￦	—	￦	168
	UAMCO., Ltd.		13,455		1,196		(3)		40,879		3
	KB Global Star Game & Apps SPAC		—		1,443		—		—		36
	Testian Co., Ltd.		—		24		8		—		—
	United PF 1st Recovery Private Equity Fund		30,722		—		—		—		—
	JSC Bank CenterCredit		—		—		—		—		218
	Semiland Co., Ltd.		—		17		(3)		—		1
	Powerrex Corporation Co., Ltd.		—		74		(104)		—		1
	Sehwa Electronics Co., Ltd.		—		21		—		—		19
	Serit Platform Co., Ltd.		—		85		26		—		—
	DS Plant Co., Ltd.		—		376		39		—		—
Joint venture	Burrill-KB Life Science Fund		—		—		—		—		17
Key management			—		397		(1)		—		193
Other	Retirement pension		—		199		—		—		898

Total		￦	44,177	￦	3,832	￦	(38)	￦	40,879	￦	1,554

		2012
		Gain on sale of loans		Interest income and others		Provision (reversal)		Loss on sale of loans		Interest expense and others
		(In millions of Korean won)
Associates	Korea Credit Bureau Co., Ltd.	￦	—	￦	3	￦	—	￦	—	￦	143
	UAMCO., Ltd.		—		297		(68)		93,266		—
	KB Global Star Game & Apps SPAC		—		139		—		—		430
	United PF 1st Recovery Private Equity Fund		1,900		500		(7)		—		28
	Testian Co., Ltd.		—		104		(15)		—		—
	Semiland Co., Ltd.		—		17		(4)		—		—
	Powerrex Corporation Co., Ltd.		—		—		—		—		—
	Sehwa Electronics Co., Ltd.		—		35		—		—		153
	Serit Platform Co., Ltd.		—		105		4		—		—
	DS Plant Co., Ltd.		—		315		(16)		—		3
	CH Engineering Co., Ltd.		—		—		(106)		—		—
	Evalley Co., Ltd.		—		—		(77)		—		—
	PyungJeon Industries Co., LTD.		—		—		343		—		—
	Kores Co., Ltd.		—		326		325		—		—
	Joam Housing Development Co., Ltd.		—		—		—		—		1
	IlssanElecom(Shenyang) Co., Ltd.		—		—		330		—		—
	Qingdao Danam Electronics Co., Ltd.		—		—		159		—		—
	KB GwS Private Equity Fund		—		12,978		—		—		—
Joint venture	Burrill-KB Life Science Fund		—		—		—		—		—
Key management			—		276		(1)		—		167
Other	Retirement pension		—		415		—		—		1,699

Total		￦	1,900	￦	15,510	￦	867	￦	93,266	￦	2,624

The details of receivables and payables, and related allowances for loans losses arising from the related party transactions as of December 31, 2011 and 2012, are as follows:

		2011
		Receivables		Allowances for loan losses		Payables
		(In millions of Korean won)
Associates	Korea Credit Bureau Co., Ltd.	￦	—	￦	—	￦	12,575
	UAMCO., Ltd.		38,745		68		146
	JSC Bank CenterCredit		—		—		23,066
	KB Global Star Game & Apps SPAC		2,488		—		21,766
	Testian Co., Ltd.		632		29		—
	United PF 1st Recovery Private Equity Fund		6,761		12		154
	Semiland Co., Ltd.		151		4		114
	Joam Housing Development Co., Ltd.		—		—		58
	Powerrex Corporation Co., Ltd.		—		—		10
	Sehwa Electronics Co., Ltd.		38		—		649
	Serit Platform Co., Ltd.		768		76		17
	DS Plant Co., Ltd.		3,167		54		97
	IlssanElecom(Shenyang) Co., Ltd.		130		130		—
	Qingdao Danam Electronics Co., Ltd.		50		50		—
Key management			7,359		33		5,492
Other	Retirement pension		225		—		37,226

Total		￦	60,514	￦	456	￦	101,370

		2012
		Receivables		Allowances for loan losses		Payables
		(In millions of Korean won)
Associates	Korea Credit Bureau Co., Ltd.	￦	—	￦	—	￦	18,049
	UAMCO., Ltd.		—		—		198
	KB Global Star Game & Apps SPAC		2,627		—		899
	Testian Co., Ltd.		413		14		—
	United PF 1st Recovery Private Equity Fund		2,809		5		161
	Semiland Co., Ltd.		—		—		4
	Joam Housing Development Co., Ltd.		—		—		236
	Sehwa Electronics Co., Ltd.		—		—		165
	Serit Platform Co., Ltd.		769		80		48
	DS Plant Co., Ltd.		4,232		44		50
	PyungJeon Industries Co.,Ltd.		2,125		1,055		1
	Kores Co., Ltd.		7,854		3,872		3
	IlssanElecom(Shenyang) Co., Ltd.		460		460		228
	Qingdao Danam Electronics Co., Ltd.		550		209		338
Key management			5,747		21		9,013
Other	Retirement pension		195		—		51,417

Total		￦	27,781	￦	5,760	￦	80,810

According to IAS 24, the Group includes subsidiaries, associates, key management (including family members), and post-employment benefit plans of the Group in the scope of related parties. Additionally, the Group discloses balances (receivables and payables) and other amounts arising from the related party transactions in the notes to the consolidated financial statements. Refer to Note 13 for details on investments in associates.

Key management includes the directors of the Parent Company and the directors of Kookmin Bank and companies where the directors and their close family members have the power to influence the decision-making process. The Group recognized receivables amounting to ￦7,359 million and related allowances for loan losses amounting to ￦33 million as of December 31, 2011, from the transactions with key management. Of those respective amounts, receivables amounting to ￦1,423 million and related allowance for loan loss amounting to ￦21 million, are from companies where key management has a power to influence the decision-making process.

Commitments to related parties as of December 31, 2011 and 2012, are as follows:

		2011		2012
		(In millions of Korean won)
UAMCO., Ltd.	Loan commitments in Korean won	￦	89,077	￦	127,800
	Purchase of security investment		89,950		89,950
United PF 1st Recovery Private Equity Fund	Loan commitments in Korean won		102,443		106,395
	Purchase of security investment		—		49,383
Sehwa Electronics Co., Ltd. and others	Loan commitments		2,891		2,899
	Others		17,245		88,151

Compensation to key management for the years ended December 31, 2010, 2011 and 2012, consists of:

	2010
	Short-term employee benefits		Post- employment benefit		Termination benefits		Share-based payments		Total
	(In millions of Korean won)
Registered directors (executive)	￦	2,996	￦	205	￦	—	￦	(5,695)	￦	(2,494)
Registered directors (non-executive)		559		—		—		(254)		305
Non-registered directors		8,212		301		243		4,632		13,388

Total	￦	11,767	￦	506	￦	243	￦	(1,317)	￦	11,199

	2011
	Short-term employee benefits		Post- employment benefit		Termination benefits		Share-based payments		Total
	(In millions of Korean won)
Registered directors (executive)	￦	4,614	￦	284	￦	—	￦	2,654	￦	7,552
Registered directors (non-executive)		1,011		—		—		(48)		963
Non-registered directors		5,769		505		135		840		7,249

Total	￦	11,394	￦	789	￦	135	￦	3,446	￦	15,764

	2012
	Short-term employee benefits		Post- employment benefit		Termination benefits		Share-based payments		Total
	(In millions of Korean won)
Registered directors (executive)	￦	4,074	￦	230	￦	—	￦	3,481	￦	7,785
Registered directors (non-executive)		1,107		—		—		18		1,125
Non-registered directors		3,122		435		—		1,984		5,541

Total	￦	8,303	￦	665	￦	—	￦	5,483	￦	14,451

44. Business combination

The Group established KB Savings Bank Co., Ltd. with a capital investment of ￦171,526 million in January 2012. KB Savings Bank Co., Ltd. signed a purchase & assumption(P&A) deal for selected assets and liabilities of Jeil Savings Bank Co., Ltd. with Korea Deposit Insurance Corporation on January 11, 2012. KB Savings Bank Co., Ltd. obtained an approval to operate from the Financial Services Commission and acquired the assets and liabilities of Jeil Savings Bank Co., Ltd. on January 13, 2012. The Group expects synergies from diversification of customers through the P&A deal and has recognized the goodwill attributable to the synergies in 2012.

The consideration transferred and the assets and liabilities arising from the P&A deal are as follows:

	Amounts
	(In millions of Korean won)
Total consideration	￦	—

Recognized amounts of identifiable assets acquired and liabilities assumed
Cash and due from financial institutions		40,575
Loans		280,106
Financial investments		17,671
Other assets		2,207,663

Total assets		2,546,015

Deposits		2,558,119
Other liabilities		95,896

Total liabilities		2,654,015

Total identifiable net assets	￦	(108,000)

Goodwill	￦	108,000
Acquisition-related costs(1)		1,527

(1)	Recorded in fee and commission expense in the statement of comprehensive income.

The receivables including loans from the P&A deal at the acquisition date are as follows:

	Amounts
	(In millions of Korean won)
Fair value
Cash and due from financial institutions	￦	40,575
Loans		280,106
Others		2,207,663

Total	￦	2,528,344

Contractual cash flow
Cash and due from financial institutions	￦	41,127
Loans		416,116
Others		2,207,663

Total	￦	2,664,906

Estimate of the contractual cash flows not expected to be collected
Cash and due from financial institutions	￦	—
Loans		119,164
Others		—

Total	￦	119,164

Through the business combination, the net operating loss and loss for the period from January 13, 2012 to December 31, 2012, included in the consolidated statement of comprehensive income were ￦3,237 million and ￦34,860 million, respectively.

45. Approval of Issuance of the Financial Statements

The issuance of the December 31, 2012 consolidated financial statements was approved by the Board of Directors on February 28, 2013.

46. Parent Company Information

The following tables present the Parent Company Only financial information:

Condensed Statements of Financial Position

	2011		2012
	(In millions of Korean won)
Assets
Cash held at bank subsidiaries	￦	32,031	￦	96,234
Receivables from nonbanking subsidiaries		60,000		25,000
Investments in subsidiaries(1)
Banking subsidiaries		14,821,721		14,821,721
Nonbanking subsidiaries		2,951,601		3,123,127
Other assets		645,337		323,946

Total assets	￦	18,510,690	￦	18,390,028

Liabilities and shareholders’ equity
Debts	￦	130,000	￦	—
Debentures		49,988		—
Other liabilities		614,422		305,686
Shareholders’ equity		17,716,280		18,084,342

Total liabilities and shareholders’ equity	￦	18,510,690	￦	18,390,028

(1)	Investments in subsidiaries were accounted at cost method in accordance with IAS 27.

Condensed Statements of Income

	2010		2011		2012
	(In millions of Korean won)
Income
Dividends from subsidiaries:
Dividends from banking subsidiaries	￦	95,305	￦	—	￦	687,925
Interest from subsidiaries		36,150		26,999		6,018
Other income		831		884		—

Total income		132,286		27,883		693,943

Expense
Interest expense		53,431		41,571		3,025
Noninterest expense		38,177		51,537		46,039

Total expense		91,608		93,108		49,064

Profit(loss) before tax expense		40,678		(65,225)		644,879

Tax income(expense)		897		1,547		1,356

Profit(loss) for the year	￦	41,575	￦	(63,678)	￦	646,235

Condensed Statements of Cash Flows

	2010		2011		2012
	(In millions of Korean won)
Operating activities
Net income (loss)	￦	41,575	￦	(63,678)	￦	646,235
Reconciliation of net income (loss) to net cash provided by operating activities:
Other operating activities, net		11,442		(4,383)		16,669

Net cash provided by (used in) operating activities		53,017		(68,061)		662,904

Investing activities
Net payments from (to) subsidiaries		(51,200)		—		(136,526)
Other investing activities, net		(8,288)		(10,743)		7,998

Net cash used in investing activities		(59,488)		(10,743)		(128,528)

Financing activities
Increase in debts		—		130,000		170,000
Decreases in debts		—		—		(300,000)
Decreases in debentures		—		(750,000)		(50,000)
Cash dividends paid		(78,897)		(41,163)		(278,173)

Net cash provided by (used in) financing activities		(78,897)		(661,163)		(458,173)

Net increase in cash held at bank subsidiaries		(85,368)		(739,967)		76,203
Cash held at bank subsidiaries at January 1		845,363		759,995		20,028

Cash held at bank subsidiaries at December 31	￦	759,995	￦	20,028	￦	96,231