Form 20-F
period 2013-12-31
KB Financial Group Inc.
filed 2014-04-29
CIK 1445930

As filed with the Securities and Exchange Commission on April 29, 2014

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2013

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

84, Namdaemoon-ro, Jung-gu, Seoul 100-703, Korea

(Address of principal executive offices)

Kyu Sul Choi

84, Namdaemoon-ro, Jung-gu, Seoul 100-703, Korea

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

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

The financial statements included in this annual report are prepared in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB. As such, we make an explicit and unreserved statement of compliance with IFRS as issued by the IASB with respect to our consolidated financial statements as of January 1, 2012, December 31, 2012 and 2013 and for the years ended December 31, 2011, 2012 and 2013 included in this annual report. Unless indicated otherwise, the financial information in this annual report (i) as of and for the years ended December 31, 2010, 2011, 2012 and 2013 has been prepared in accordance with IFRS as issued by the IASB, and (ii) as of and for the year ended December 31, 2009 has been prepared in accordance with generally accepted accounting principles in the United States, or U.S. GAAP, which is not comparable to information prepared in accordance with IFRS.

In accordance with rule amendments adopted by the U.S. Securities and Exchange Commission which became effective on March 4, 2008, we are not required to provide a reconciliation to U.S. GAAP.

Unless expressly stated otherwise, all financial data included in this annual report are presented on a consolidated basis.

In this annual report:

•	references to “we,” “us” or “KB Financial Group” are to KB Financial Group Inc. and, unless the context otherwise requires, its subsidiaries;

•	references to “Korea” are to the Republic of Korea;

•	references to the “government” are to the government of the Republic of Korea;

•	references to “Won” or “￦” are to the currency of Korea; and

•	references to “U.S. dollars,” “$” or “US$” are to United States dollars.

Discrepancies between totals and the sums of the amounts contained in any table may be a result of rounding.

For your convenience, this annual report contains translations of Won amounts into U.S. dollars at the noon buying rate of the Federal Reserve Bank of New York for Won in effect on December 31, 2013, which was ￦1,055.3 = US$1.00.

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

The selected consolidated financial and operating data set forth below as of and for the years ended December 31, 2010, 2011, 2012 and 2013 have been derived from our audited consolidated financial statements, which have been prepared in accordance with IFRS as issued by the IASB. Our consolidated financial statements as of and for the years ended December 31, 2010, 2011, 2012 and 2013 have been audited by independent registered public accounting firm Samil PricewaterhouseCoopers.

You should read the following data together with the more detailed information contained in “Item 5. Operating and Financial Review and Prospects” and our consolidated financial statements included elsewhere in this annual report. Historical results do not necessarily predict future results.

Consolidated statements of comprehensive income data

	Year Ended December 31,
	2010(1)		2011(1)		2012(1) (2)		2013(1) (2)		2013(3)
	(in billions of Won, except common share data)								(in millions of US$, except common share data)
Interest income	￦	13,052	￦	13,956	￦	14,210	￦	12,357	US$	11,710
Interest expense		(6,878)		(6,852)		(7,172)		(5,834)		(5,529)

Net interest income		6,174		7,104		7,038		6,523		6,181

Fee and commission income		2,482		2,830		2,754		2,657		2,518
Fee and commission expense		(777)		(1,035)		(1,187)		(1,178)		(1,116)

Net fee and commission income		1,705		1,795		1,567		1,479		1,402

Net gains on financial assets and liabilities at fair value through profit or loss		815		1,036		812		757		717

Net other operating income (expenses)		(1,068)		(1,092)		(1,532)		(1,305)		(1,236)

General and administrative expenses		(4,380)		(3,887)		(3,846)		(3,984)		(3,775)

Operating profit before provision for credit losses		3,246		4,956		4,039		3,470		3,289

Provision for credit losses		(2,871)		(1,513)		(1,607)		(1,443)		(1,368)

Net operating profit		375		3,443		2,432		2,027		1,921

Share of profit (loss) of associates and joint ventures		(211)		5		(15)		(199)		(189)

Net other non-operating income (expense)		(28)		(142)		(118)		(12)		(12)

Net non-operating profit (loss)		(239)		(137)		(133)		(211)		(201)

Profit before income tax		136		3,306		2,299		1,816		1,720

Tax income (expense)		75		(845)		(559)		(552)		(522)

Profit for the year	￦	211	￦	2,461	￦	1,740	￦	1,264	US$	1,198

Items that will not be reclassified to profit or loss:
Actuarial gains (losses) on post defined benefit pension plans		9		(32)		(30)		41		39
Items that may be reclassified subsequently to profit or loss:
Exchange differences on translating foreign operations		(7)		6		(26)		(2)		(2)
Change in value of financial investments		108		(240)		246		(4)		(4)
Shares of other comprehensive loss of associates and joint ventures		(2)		(1)		(44)		(10)		(9)
Cash flow hedges		—		(1)		(1)		2		1

Other comprehensive income (loss) for the year, net of tax		108		(268)		145		27		25

Total comprehensive income for the year	￦	319	￦	2,193	￦	1,885	￦	1,291	US$	1,223

Profit attributable to:
Stockholders	￦	138	￦	2,406	￦	1,731	￦	1,261	US$	1,195
Non-controlling interests		73		55		9		3		3

	￦	211	￦	2,461	￦	1,740	￦	1,264	US$	1,198

Total comprehensive income attributable to:
Stockholders	￦	226	￦	2,134	￦	1,865	￦	1,302	US$	1,233
Non-controlling interests		93		59		20		(11)		(10)

	￦	319	￦	2,193	￦	1,885	￦	1,291	US$	1,223

Earnings per share
Basic earnings per share	￦	401	￦	6,548	￦	4,480	￦	3,263	US$	3.09
Diluted earnings per share		401		6,533		4,467		3,249		3.08

(1)

Pursuant to amendments to International Accounting Standards 19, or IAS 19, Employee Benefits, which are effective beginning in 2013, our consolidated financial statements as of and for the year ended December 31, 2013 reflect changes in the methodology for recognition and measurement of actuarial gains and losses and expected returns and service costs relating to our employee pension plans. Our consolidated financial statements as of and for the years ended December 31, 2011 and 2012 have been restated to retroactively apply such changes. See Note 2.1 of the notes to our consolidated financial statements included elsewhere in this annual report. Amounts for 2011 and 2012 reflect such restatement, and amounts for 2010 have been correspondingly restated.

(2)

Pursuant to the adoption of IFRS 10, Consolidated Financial Statements, which is effective beginning in 2013, our consolidated financial statements as of and for the year ended December 31, 2013 include trust accounts for which we guarantee only the repayment of principal, as well as certain other entities, which were not previously subject to consolidation, while excluding certain other entities that were previously consolidated. Our consolidated financial statements as of and for the year ended December 31, 2012 (but not as of and for the year ended December 31, 2011) have been restated to retroactively apply this change. See Note 2.1 of the notes to our consolidated financial statements included elsewhere in this annual report. Amounts for 2012 reflect such restatement, while amounts for 2010 and 2011 have not been correspondingly restated.

(3)

Won amounts are expressed in U.S. dollars at the rate of ￦1,055.3 to US$1.00, the noon buying rate in effect on December 31, 2013 as quoted by the Federal Reserve Bank of New York in the United States.

Consolidated statements of financial position data

	Year Ended December 31,
	2010(1)		2011(1)		2012(1) (2)		2013(1) (2)		2013(3)
	(in billions of Won)								(in millions of US$)
Assets
Cash and due from financial institutions	￦	6,830	￦	9,178	￦	10,593	￦	14,793	US$	14,018
Financial assets at fair value through profit or loss		4,014		6,326		9,560		9,329		8,840
Derivative financial assets		2,595		2,449		2,091		1,819		1,724
Loans		197,621		212,107		213,645		219,001		207,535
Financial investments		36,190		35,432		36,467		34,849		33,024
Investments in associates and joint ventures		723		892		935		755		716
Property and equipment		3,150		3,186		3,100		3,061		2,901
Investment property		53		52		53		166		158
Intangible assets		505		468		493		443		420
Deferred income tax assets		4		22		18		16		15
Assets held for sale		9		10		35		38		36
Other assets		7,077		7,479		8,761		7,568		7,172

Total assets	￦	258,771	￦	277,601	￦	285,751	￦	291,838	US$	276,559

Liabilities
Financial liabilities at fair value through profit or loss	￦	1,295	￦	1,388	￦	1,851	￦	1,115	US$	1,057
Derivative financial liabilities		2,236		2,059		2,055		1,795		1,701
Deposits		179,862		190,337		197,346		200,882		190,364
Debts		11,745		16,824		15,965		14,101		13,363
Debentures		29,107		27,070		24,270		27,040		25,624
Provisions		1,020		798		670		678		643
Defined benefit liabilities		125		128		84		64		61
Current income tax liabilities		30		589		265		211		200
Deferred income tax liabilities		284		221		154		62		59
Other liabilities		13,401		15,087		18,328		20,237		19,177

Total liabilities	￦	239,105	￦	254,501	￦	260,988	￦	266,185	US$	252,249

	Year Ended December 31,
	2010(1)		2011(1)		2012(1) (2)		2013(1) (2)		2013(3)
	(in billions of Won)								(in millions of US$)
Total Equity
Capital stock	￦	1,932	￦	1,932	￦	1,932	￦	1,932	US$	1,831
Capital surplus		15,990		15,842		15,840		15,855		15,024
Accumulated other comprehensive income		440		168		295		336		319
Retained earnings		2,612		4,976		6,501		7,530		7,136
Treasury shares		(2,477)		—		—		—		—

Equity attributable to stockholders		18,497		22,918		24,568		25,653		24,310
Non-controlling interests		1,169		182		195		—		—

Total equity	￦	19,666	￦	23,100	￦	24,763	￦	25,653	US$	24,310

Total liabilities and equity	￦	258,771	￦	277,601	￦	285,751	￦	291,838	US$	276,559

(1)

Pursuant to amendments to International Accounting Standards 19, or IAS 19, Employee Benefits, which are effective beginning in 2013, our consolidated financial statements as of and for the year ended December 31, 2013 reflect changes in the methodology for recognition and measurement of actuarial gains and losses and expected returns and service costs relating to our employee pension plans. Our consolidated financial statements as of and for the years ended December 31, 2011 and 2012 have been restated to retroactively apply such changes. See Note 2.1 of the notes to our consolidated financial statements included elsewhere in this annual report. Amounts as of December 31, 2011 and 2012 reflect such restatement, and amounts as of December 31, 2010 have been correspondingly restated.

(2)

Pursuant to the adoption of IFRS 10, Consolidated Financial Statements, which is effective beginning in 2013, our consolidated financial statements as of and for the year ended December 31, 2013 include trust accounts for which we guarantee only the repayment of principal, as well as certain other entities, which were not previously subject to consolidation, while excluding certain other entities that were previously consolidated. Our consolidated financial statements as of and for the year ended December 31, 2012 (but not as of and for the year ended December 31, 2011) have been restated to retroactively apply this change. See Note 2.1 of the notes to our consolidated financial statements included elsewhere in this annual report. Amounts as of December 31, 2012 reflect such restatement, while amounts as of December 31, 2010 and 2011 have not been correspondingly restated.

(3)

Won amounts are expressed in U.S. dollars at the rate of ￦1,055.3 to US$1.00, the noon buying rate in effect on December 31, 2013 as quoted by the Federal Reserve Bank of New York in the United States.

Profitability ratios and other data

	As of or for the year Ended December 31,
	2010	2011	2012	2013
	(Percentages)
Profit (loss) attributable to stockholders as a percentage of:
Average total assets (1)	0.05%	0.88%	0.60%	0.44%
Average stockholders’ equity (1)	0.71	10.21	7.13	4.96
Dividend payout ratio (2)	29.71	11.55	13.40	15.31
Net interest spread (3)	2.37	2.64	2.48	2.31
Net interest margin (4)	2.58	2.88	2.71	2.51
Efficiency ratio (5)	57.44	43.96	48.78	53.45
Cost-to-average assets ratio (6)	1.64	1.41	1.33	1.37
Won loans (gross) as a percentage of Won deposits	107.56	107.97	106.37	107.12
Total loans (gross) as a percentage of total deposits	111.96	113.25	109.92	110.44

(1)	Average balances are based on daily balances for our banking, credit card and investment and securities operations and monthly or quarterly balances for our other operations.
(2)	Represents the ratio of total dividends declared on common stock as a percentage of profit attributable to stockholders.
(3)	Represents the difference between the yield on average interest earning assets and cost of average interest bearing liabilities.
(4)	Represents the ratio of net interest income to average interest earning assets.
(5)

Represents the ratio of general and administrative expenses to the sum of net interest income, net fee and commission income, net gain on financial assets and liabilities at fair value through profit or loss and net other operating income.

(6)	Represents the ratio of general and administrative expenses to average total assets.

Capital ratios

	As of or for the year Ended December 31,
	2011(1)	2012(1)	2013
	(Percentages)
Consolidated capital adequacy ratio of KB Financial Group (2)	13.00%	13.90%	15.38%
Capital adequacy ratios of Kookmin Bank
Tier I capital adequacy ratio (3)	10.30%	10.87%	12.61%
Tier I common equity capital adequacy ratio (3)	—	—	12.61
Tier II capital adequacy ratio (3)	3.25	3.53	2.81
Average stockholders’ equity as a percentage of average total assets	8.58	8.37	8.77

(1)

With effect from December 1, 2013, the Financial Services Commission adopted amended guidelines that implemented capital adequacy requirements in Korea based on Basel III. Capital adequacy ratios as of December 31, 2011 and 2012 were computed in accordance with previously applicable guidelines based on Basel I (for KB Financial Group) and Basel II (for Kookmin Bank) and therefore are not directly comparable to corresponding ratios as of December 31, 2013.

(2)

Under applicable guidelines of the Financial Services Commission, we, as a bank holding company, are required to maintain a minimum consolidated capital adequacy ratio of 8%. See “Item 4.B. Business Overview—Supervision and Regulation—Principal Regulations Applicable to Financial Holding Companies—Capital Adequacy.”

(3)

Kookmin Bank’s capital adequacy ratios are computed in accordance with the guidelines issued by the Financial Services Commission. See “Item 4.B. Business Overview—Supervision and Regulation—Principal Regulations Applicable to Banks—Capital Adequacy.”

Credit portfolio ratios and other data

	As of December 31,
	2010		2011		2012		2013
	(in billions of Won, except percentages)
Total loans (1)	￦	201,377	￦	215,555	￦	216,914	￦	221,862
Total non-performing loans (2)		1,612		1,180		1,606		1,421
Other impaired loans not included in non-performing loans		2,204		2,285		2,086		2,669
Total of non-performing loans and other impaired loans		3,816		3,465		3,692		4,090
Total allowances for loan losses		3,756		3,448		3,269		2,861
Non-performing loans as a percentage of total loans		0.80%		0.55%		0.74%		0.64%
Non-performing loans as a percentage of total assets		0.62		0.43		0.56		0.49
Total of non-performing loans and other impaired loans as a percentage of total loans		1.89		1.61		1.70		1.84
Allowances for loan losses as a percentage of total loans		1.87		1.60		1.51		1.29

(1)	Before deduction of allowances for loan losses.
(2)	Non-performing loans are defined as those loans, including corporate, retail and other loans, which are past due by 90 days or more.

Selected Statistical Information

Average Balance Sheets and Related Interest

The following table shows our average balances and interest rates for the past three years:

	Year Ended December 31,
	2011					2012					2013
	Average Balance (1)		Interest Income (2)(3)		Average Yield	Average Balance (1)		Interest Income (2)(3)		Average Yield	Average Balance (1)		Interest Income (2)(3)		Average Yield
	(in billions of Won, except percentages)
Assets
Cash and interest earning deposits in other banks	￦	2,299	￦	75	3.26%	￦	4,808	￦	160	3.33%	￦	5,905	￦	146	2.47%
Financial investment (debt securities) (4)		32,655		1,469	4.50		33,382		1,426	4.27		33,339		1,269	3.81
Loans:
Corporate		94,486		5,132	5.43		102,773		5,328	5.18		100,614		4,526	4.50
Mortgage		43,790		2,172	4.96		44,444		2,161	4.86		44,514		1,826	4.10
Home equity		29,399		1,513	5.15		30,170		1,535	5.09		30,275		1,287	4.25
Other consumer		29,179		2,176	7.46		29,721		2,163	7.28		30,536		1,974	6.46
Credit cards (5)		12,378		1,342	10.84		12,078		1,345	11.14		11,611		1,242	10.70
Foreign		2,441		77	3.15		2,744		92	3.35		2,851		87	3.05

Loans (total)		211,673		12,412	5.86		221,930		12,624	5.69		220,401		10,942	4.96

Total average interest earning assets	￦	246,627	￦	13,956	5.66%	￦	260,120	￦	14,210	5.46%	￦	259,645	￦	12,357	4.76%

Cash and due from banks		7,267		—	—		7,622		—	—		7,688		—	—
Financial assets at fair value through profit or loss:
Debt securities (3)		5,056		—	—		8,744		—	—		8,091		—	—
Equity securities		674		—	—		1,026		—	—		1,280		—	—
Other		20		—	—		36		—	—		42		—	—

Financial assets at fair value through profit or loss (total)		5,750		—	—		9,806		—	—		9,413		—	—
Financial investment (equity securities)		3,687		—	—		2,444		—	—		2,671		—	—
Investment in associates		764		—	—		934		—	—		882		—	—
Derivative financial assets		2,420		—	—		2,040		—	—		1,760		—	—
Premises and equipment		3,224		—	—		3,212		—	—		3,191		—	—
Intangible assets		477		—	—		539		—	—		475		—	—
Allowances for loan losses		(4,227)		—	—		(4,159)		—	—		(4,108)		—	—
Other non-interest earning assets		8,712		—	—		7,173		—	—		8,230		—	—

Total average non-interest earning assets		28,074		—	—		29,611		—	—		30,202		—	—

Total average assets	￦	274,701	￦	13,956	5.08%	￦	289,731	￦	14,210	4.90%	￦	289,847	￦	12,357	4.26%

	Year Ended December 31,
	2011					2012					2013
	Average Balance (1)		Interest Expense		Average Cost	Average Balance (1)		Interest Expense		Average Cost	Average Balance (1)		Interest Expense		Average Cost
	(in billions of Won, except percentages)
Liabilities
Deposits:
Demand deposits	￦	53,824	￦	314	0.58%	￦	56,154	￦	336	0.60%	￦	60,894	￦	285	0.47%
Time deposits		124,713		4,563	3.66		136,617		5,047	3.69		130,286		3,940	3.02
Certificates of deposit		1,746		68	3.89		1,735		67	3.86		1,780		54	3.03

Deposits (total)		180,283		4,945	2.74		194,506		5,450	2.80		192,960		4,279	2.22
Debts		18,475		399	2.16		21,773		460	2.11		20,173		365	1.81
Debentures		28,400		1,508	5.31		24,552		1,262	5.14		25,319		1,190	4.70

Total average interest bearing liabilities	￦	227,158	￦	6,852	3.02%	￦	240,831	￦	7,172	2.98%	￦	238,452	￦	5,834	2.45%

Non-interest bearing demand deposits		3,249		—	—		3,075		—	—		3,252		—	—
Derivative financial liabilities		2,064		—	—		1,899		—	—		1,789		—	—
Financial liabilities at fair value through profit or loss		1,847		—	—		1,724		—	—		1,697		—	—
Other non-interest bearing liabilities		16,093		—	—		17,770		—	—		19,157		—	—

Total average non-interest bearing liabilities		23,253		—	—		24,468		—	—		25,895		—	—

Total average liabilities		250,411		6,852	2.74		265,299		7,172	2.70		264,347		5,834	2.21

Total equity		24,290		—	—		24,432		—	—		25,500		—	—

Total average liabilities and equity	￦	274,701	￦	6,852	2.49%	￦	289,731	￦	7,172	2.48%	￦	289,847	￦	5,834	2.01%

(1)	Average balances are based on daily balances for our banking, credit card and investment and securities operations and monthly or quarterly balances for our other operations.
(2)	We do not invest in any tax-exempt securities.
(3)	Excludes interest income from debt securities at fair value through profit or loss.
(4)

Information related to investment securities classified as available-for-sale has been computed using amortized cost, and therefore does not give effect to changes in fair value that are reflected as a component of total equity.

(5)

Interest income from credit cards includes principally cash advance fees of ￦441 billion, ￦447 billion and ￦353 billion and interest on credit card loans of ￦484 billion, ￦457 billion and ￦435 billion for the years ended December 31, 2011, 2012 and 2013, respectively, but does not include interchange fees.

The following table presents our net interest spread, net interest margin, and asset liability ratio for the past three years:

	Year Ended December 31,
	2011	2012	2013
	(percentages)
Net interest spread (1)	2.64%	2.48%	2.31%
Net interest margin (2)	2.88	2.71	2.51
Average asset liability ratio (3)	108.57	108.01	108.89

(1)	The difference between the average rate of interest earned on interest earning assets and the average rate of interest paid on interest bearing liabilities.
(2)	The ratio of net interest income to average interest earning assets.
(3)	The ratio of average interest earning assets to average interest bearing liabilities.

Analysis of Changes in Net Interest Income—Volume and Rate Analysis

The following table provides an analysis of changes in interest income, interest expense and net interest income based on changes in volume and changes in rate for 2011 compared to 2012 and 2012 compared to 2013. Information is provided with respect to: (1) effects attributable to changes in volume (changes in volume multiplied by prior rate) and (2) effects attributable to changes in rate (changes in rate multiplied by prior volume). Changes attributable to the combined impact of changes in rate and volume have been allocated proportionately to the changes due to volume changes and changes due to rate changes.

	2012 vs. 2011 Increase/(Decrease) Due to Change in						2013 vs. 2012 Increase/(Decrease) Due to Change in
	Volume		Rate		Total		Volume		Rate		Total
	(in billions of Won)
Interest earning assets
Cash and interest earning deposits in other banks	￦	83	￦	2	￦	85	￦	32	￦	(46)	￦	(14)
Financial investment (debt securities)		33		(76)		(43)		(2)		(155)		(157)
Loans:
Corporate		438		(242)		196		(110)		(692)		(802)
Mortgage		33		(44)		(11)		3		(338)		(335)
Home equity		40		(18)		22		5		(253)		(248)
Other consumer		40		(53)		(13)		58		(247)		(189)
Credit cards		(33)		36		3		(51)		(52)		(103)
Foreign		10		5		15		3		(8)		(5)

Total interest income	￦	644	￦	(390)	￦	254	￦	(62)	￦	(1,791)	￦	(1,853)

	2012 vs. 2011 Increase/(Decrease) Due to Change in						2013 vs. 2012 Increase/(Decrease) Due to Change in
	Volume		Rate		Total		Volume		Rate		Total
	(in billions of Won)
Interest bearing liabilities
Deposits:
Demand deposits	￦	12	￦	10	￦	22	￦	27	￦	(78)	￦	(51)
Time deposits		446		38		484		(225)		(882)		(1,107)
Certificates of deposit		—		(1)		(1)		2		(15)		(13)
Debts		70		(9)		61		(32)		(63)		(95)
Debentures		(199)		(47)		(246)		39		(111)		(72)

Total interest expense		329		(9)		320		(189)		(1,149)		(1,338)

Total net interest income	￦	315	￦	(381)	￦	(66)	￦	127	￦	(642)	￦	(515)

Exchange Rates

The table below sets forth, for the periods and dates indicated, information concerning the noon buying rate for Won, expressed in Won per one U.S. dollar. The “noon buying rate” is the rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York. Unless otherwise stated, translations of Won amounts into U.S. dollars in this annual report were made at the noon buying rate in effect on December 31, 2013, which was ￦1,055.3 to US$1.00. We do not intend to imply that the Won or U.S. dollar amounts referred to herein could have been or could be converted into U.S. dollars or Won, as the case may be, at any particular rate, or at all. On April 25, 2014, the noon buying rate was ￦1,041.0 = US$1.00.

	Won per U.S. dollar (noon buying rate)
	Low	High	Average (1)	Period-End
2009	1,149.0	1,570.1	1,274.6	1,163.7
2010	1,104.0	1,253.2	1,155.7	1,130.6
2011	1,049.2	1,197.5	1,106.9	1,158.5
2012	1,063.2	1,185.0	1,126.2	1,063.2
2013	1,050.1	1,161.3	1,094.7	1,055.3
October	1,057.5	1,075.5	1,065.9	1,060.8
November	1,054.8	1,072.7	1,061.6	1,057.8
December	1,050.1	1,061.4	1,055.6	1,055.3
2014 (through April 25)	1,035.4	1,084.3	1,063.6	1,041.0
January	1,050.3	1,083.7	1,067.1	1,080.4
February	1,062.1	1,084.3	1,071.3	1,066.0
March	1,064.1	1,079.6	1,070.5	1,064.7
April (through April 25)	1,035.4	1,058.3	1,044.2	1,041.0

Source:     Federal Reserve Bank of New York.

(1)	The average of the daily noon buying rates of the Federal Reserve Bank in effect during the relevant period (or portion thereof).

Item 3.B.	Capitalization and Indebtedness

Not applicable.

Item 3.C.	Reasons for the Offer and Use of Proceeds

Not applicable.

Item 3.D.	Risk Factors

Risks relating to our retail credit portfolio

Future changes in market conditions as well as other factors may lead to increases in delinquency levels of our retail loan portfolio.

For most of the recent past, consumer debt has increased significantly in Korea. Our portfolio of retail loans, including mortgage and home equity loans, grew from ￦98,996 billion as of December 31, 2010 to ￦103,855 billion as of December 31, 2011, although it decreased slightly to ￦103,432 billion as of December 31, 2012 but increased to ￦107,644 billion as of December 31, 2013. As of December 31, 2013, our retail loans represented 48.5% of our total lending. Within our retail loan portfolio, the outstanding balance of other consumer loans, which unlike mortgage or home equity loans are often unsecured and therefore tend to carry a higher credit risk, has increased from ￦27,281 billion as of December 31, 2010 to ￦28,275 billion as of December 31, 2011, ￦28,969 billion as of December 31, 2012 and ￦29,675 billion as of December 31, 2013; as a percentage of total outstanding retail loans, such balance has remained relatively stable at 27.6% as of December 31, 2010, 27.2% as of December 31, 2011, 28.0% as of December 31, 2012 and 27.6% as of December 31, 2013. The growth of our retail lending business, which generally offers higher margins than other lending activities, contributed significantly to our interest income and profitability in recent years.

The growth of our retail loan portfolio, together with adverse economic conditions in Korea and globally in recent years, may lead to further increases in delinquency levels and a deterioration in asset quality. The amount of our non-performing retail loans (defined as those that are past due by 90 days or more) increased from ￦642 billion as of December 31, 2011 to ￦762 billion as of December 31, 2012 but decreased to ￦546 billion as of December 31, 2013. Higher delinquencies in our retail loan portfolio will require us to increase our loan loss provisions and charge-offs, which in turn will adversely affect our financial condition and results of operations.

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

In light of adverse conditions in the Korean economy affecting consumers, in March 2009, the Financial Services Commission requested Korean banks, including us, to establish a “pre-workout program,” including a credit counseling and recovery service, for retail borrowers with outstanding short-term debt. Under the pre-workout program, which has been in operation since April 2009, maturity extensions and/or interest reductions are provided for retail borrowers with total loans of ￦1.5 billion or less (consisting of no more than ￦500 million of unsecured loans and ￦1 billion of secured loans) who are in arrears on their payments for more than 30 days but less than 90 days or for retail borrowers with an annual income of ￦40 million or less who have been in arrears on their payments for more than 30 days on an aggregate basis for the 12 months prior to their application. While we believe that our participation in such pre-workout program has not had a material impact on the overall credit quality of our retail loan and credit card portfolio or on our results of operations and financial condition to date, our future participation in such government-led initiatives to provide financial support to retail borrowers may lead us to offer credit terms for such borrowers that we would not otherwise offer, in the absence of such initiatives, which may have an adverse effect on our results of operations and financial condition.

Our credit card operations may generate losses in the future, which could hurt our financial condition and results of operations.

With respect to our credit card portfolio, our delinquency ratio (which represents the ratio of amounts that are overdue by 30 days or more to total outstanding balances) increased from 1.0% as of December 31, 2010 to 1.5% as of December 31, 2011, then decreased to 1.3% as of December 31, 2012 but increased to 1.7% as of December 31, 2013. In line with industry practice, we have restructured a portion of delinquent credit card account balances (defined as balances overdue by 30 days or more) as loans. As of December 31, 2013, these restructured loans outstanding amounted to ￦50 billion. Because these loans are not treated as being delinquent at the time of conversion or for a period of time thereafter, our delinquency ratios may not fully reflect all delinquent amounts relating to our outstanding loans. Including all restructured loans, outstanding balances overdue by 30 days or more accounted for 2.1% of our credit card receivables (including credit card loans) as of December 31, 2013. Delinquencies may increase further in 2014 and in the future as a result of, among other things, adverse economic conditions in Korea and the inability of Korean consumers to manage increased household debt.

Despite our continuing efforts to sustain and improve our credit card asset quality and performance, we may experience increased delinquencies or deterioration of the asset quality of our credit card portfolio, which would require us to increase our loan loss provisions and charge-offs and adversely affect our overall financial condition and results of operations.

In addition, in February 2014, the Financial Services Commission suspended the new credit card issuance and other related activities of our credit card subsidiary, KB Kookmin Card Co., Ltd., for three months from February to May 2014, in response to an incident involving the misappropriation of the personal information of a large number of its customers by an employee of an external credit information company in the first half of 2013. Specifically, during such suspension period, KB Kookmin Card will be prohibited from engaging in the following activities:

•

adding new subscribers for credit cards, prepaid cards and debit cards or issuing such types of cards (except as permitted by the chairman of the Financial Services Commission for public policy purposes);

•	providing new or additional credit lines to credit card customers; and

•	providing new services through mail order or telemarketing channels or related to travel or insurance products.

Furthermore, in connection with the misappropriation incident, a number of customers have filed lawsuits against KB Kookmin Card seeking damages, and it could become subject to additional litigation and regulatory sanctions. See “Item 8A. Consolidated Statements and Other Financial Information—Legal Proceedings.” KB Kookmin Card may also incur significant costs relating to the issuance of replacement cards for customers and the compensation of customers for losses incurred as a result of the fraudulent use of the misappropriated personal information. Accordingly, the misappropriation incident and the resulting regulatory sanctions (including the three-month suspension of KB Kookmin Card’s new business activities), customer claims and costs could have a material adverse effect on our business, reputation, results of operations and financial condition.

Risks relating to our small- and medium-sized enterprise loan portfolio

We have significant exposure to small- and medium-sized enterprises, and any financial difficulties experienced by these customers may result in a deterioration of our asset quality and have an adverse impact on us.

One of our core businesses is lending to small- and medium-sized enterprises (as defined under “Item 4.B. Business Overview—Corporate Banking—Small- and Medium-sized Enterprise Banking”). Our loans to small- and medium-sized enterprises increased from ￦65,132 billion as of December 31, 2010 to ￦71,045 billion as of December 31, 2013. During that period, non-performing loans (defined as those loans that are past due by 90 days or more) to small- and medium-sized enterprises decreased from ￦686 billion as of December 31, 2010 to ￦373 billion as of December 31, 2011 but increased to ￦568 as of December 31, 2013, and the non-performing loan ratio for such loans decreased from 1.1% as of December 31, 2010 to 0.5% as of December 31, 2011 but increased to 0.8% as of December 31, 2013, and may further increase in 2014. According to data compiled by the Financial Supervisory Service, the delinquency ratio for Won-currency loans by Korean commercial banks to small- and medium-sized enterprises was 1.4% as of December 31, 2013. The delinquency ratio for loans to small- and medium-sized enterprise is calculated as the ratio of (1) the outstanding balance of such loans in respect of which either principal or interest payments are overdue by one month or more to (2) the aggregate outstanding balance of such loans. Our delinquency ratio for such Won currency loans has remained relatively stable at 1.1% as of December 31, 2010, 1.0% as of December 31, 2011, 1.1% as of December 31, 2012, and 0.9% as of December 31, 2013, but may increase in 2014. In recent years, we have taken measures which sought to stem rising delinquencies in our loans to small- and medium-sized enterprises, including through strengthening the review of loan applications and closer monitoring of the post-loan performance of small- and medium-sized enterprise borrowers in industry sectors that are relatively more sensitive to downturns in the economy and have shown higher delinquency ratios, such as construction, lodging, retail and wholesale, restaurants and real estate. Despite such efforts, however, there is no assurance that delinquency levels for our loans to small- and medium-sized enterprises will not rise in the future. In particular, financial difficulties experienced by small- and medium-sized enterprises as a result of, among other things, adverse economic conditions in Korea and globally in recent years may lead to a deterioration in the asset quality of our loans to this segment. Any such deterioration would result in increased charge-offs and higher provisioning and reduced interest and fee income from this segment, which could have a material adverse impact on our financial condition and results of operations.

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

In light of the deteriorating financial condition and liquidity position of small- and medium-sized enterprises in Korea since the global financial crisis commencing in the second half of 2008, the Korean government introduced policies and initiatives intended to encourage Korean banks to provide financial support to small- and medium-sized enterprises. For example, in November 2008, we entered into a memorandum of understanding with the Financial Supervisory Service under which we were required to improve the liquidity position of small- and medium-sized enterprises and exporters by providing them with adequate financing and to endeavor to alleviate burdens on low-income debtors by extending maturity dates or by delaying interest payments on loans owed to us. In addition, in October 2008, the Financial Supervisory Service requested Korean banks, including us, to establish a “fast track” program to provide liquidity assistance to small- and medium-sized enterprises on an expedited basis. Under the fast track program we established, which has been extended until December 31, 2014, we provide liquidity assistance to qualified small- and medium-sized enterprise borrowers applying for such assistance, in the form of new loans or maturity extensions or interest rate adjustments with respect to existing loans, after expedited credit review and approval by us. The overall prospects for the Korean economy in 2014 and beyond remain uncertain, and the Korean government may extend or renew existing or past policies and initiatives or introduce new policies or initiatives to encourage Korean banks to provide financial support to small- and medium-sized enterprises. Our participation in such government-led initiatives may lead us to extend credit to small- and medium-sized enterprise borrowers that we would not otherwise extend, or offer terms for such credit that we would not otherwise offer, in the absence of such initiatives. Furthermore, there is no guarantee that the financial condition and liquidity position of our small- and medium-sized enterprise borrowers benefiting from such initiatives will improve sufficiently for them to service their debt on a timely basis, or at all. Accordingly, increases in our exposure to small- and medium-sized enterprise borrowers resulting from such government-led initiatives may have a material adverse effect on our financial condition and results of operations.

We have exposure to Korean construction and shipbuilding companies, and financial difficulties of these companies may have an adverse impact on us.

As of December 31, 2013, we had loans outstanding to construction companies and shipbuilding companies (many of which are small- and medium-sized enterprises) in the amount of ￦4,297 billion and ￦714 billion, or 1.9% and 0.3% of our total loans, respectively. We also have other exposures to Korean construction and shipbuilding companies, including in the form of guarantees extended on behalf of such companies (which included ￦485 billion of confirmed guarantees for construction companies and ￦1,987 billion of confirmed guarantees for shipbuilding companies as of December 31, 2013) and debt and equity securities of such companies held by us. In the case of construction companies, such exposures include guarantees provided to us by general contractors with respect to financing extended by us for residential and commercial real estate development projects. In the case of shipbuilding companies, such exposures include refund guarantees extended by us on behalf of shipbuilding companies to cover their obligation to return a portion of the ship order contract amount to customers in the event of performance delays or defaults under shipbuilding contracts.

The construction industry in Korea has experienced a downturn in recent years, due to excessive investment in residential property development projects, stagnation of real property prices and reduced demand for residential property, especially in areas outside of Seoul, including as a result of the deterioration of the Korean economy. The shipbuilding industry in Korea has also experienced a severe downturn in recent years due to a significant decrease in ship orders, primarily due to adverse conditions in the global economy and the resulting slowdown in global trade. In response to the deteriorating financial condition and liquidity position of borrowers in the construction and shipbuilding industries, which were disproportionately impacted by adverse economic developments in Korea and globally, the Korean government implemented a program in 2009 to promote expedited restructuring of such borrowers by their Korean creditor financial institutions, under the supervision of major commercial banks. In accordance with such program, 24 construction companies and five shipbuilding companies became subject to workout in 2009, following review by their creditor financial institutions (including us) and the Korean government. In addition, in June 2010, the Financial Services Commission and the Financial Supervisory Service announced that, following credit risk evaluations conducted by creditor financial institutions (including us) of companies in Korea with outstanding debt of ￦50 billion or more, 65 companies had been selected by such financial institutions for restructuring in the form of workout, liquidation or court receivership. Of such 65 companies, 16 were construction companies and three were shipbuilding companies. In July 2013, the Financial Services Commission and the Financial Supervisory Service announced the results of subsequent credit risk evaluations conducted by creditor financial institutions (including us) of companies in Korea, in which 40 companies with outstanding debt of ￦50 billion or more (20 of which were construction companies and three of which were shipbuilding and shipping companies) were selected by such financial institutions for restructuring in the form of workout, liquidation or court receivership. However, there is no assurance that these measures will be successful in stabilizing the Korean construction and shipbuilding industries.

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

We also have construction-related credit exposures under our project financing loans for real estate development projects in Korea. In light of the general deterioration in the asset quality of real estate project financing loans in Korea in recent years, Korean banks, including Kookmin Bank, implemented a uniform set of guidelines to apply more stringent criteria in evaluating the asset quality of real estate project financing loans. As a result, we may be required to establish additional allowances with respect to our outstanding real estate project financing loans, which could adversely affect our financial condition and results of operations.

Risks relating to our financial holding company structure and strategy

We may not succeed in implementing our strategy to take advantage of, or fail to realize the anticipated benefits of, our financial holding company structure.

We were established as a new financial holding company in September 2008 pursuant to a “comprehensive stock transfer” under Korean law, following the completion of which Kookmin Bank, KB Investment & Securities Co., Ltd., KB Asset Management Co., Ltd., KB Real Estate Trust Co., Ltd., KB Investment Co., Ltd., KB Futures Co., Ltd., KB Credit Information Co., Ltd., and KB Data Systems Co., Ltd. became our wholly-owned subsidiaries. See “Item 4.A. History and Development of the Company—The Establishment of KB Financial Group.” In addition, as a part of our strategy to promote the growth of our credit card operations and enhance its synergies with our other businesses, we effected a horizontal spin-off of Kookmin Bank’s credit card business in March 2011. As a result, our credit card business is operated by a separate wholly-owned subsidiary, KB Kookmin Card Co., Ltd.

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

Furthermore, our success under a financial holding company structure depends on our ability to realize the anticipated synergies, growth opportunities and cost savings from coordinating the businesses of our various subsidiaries. Although we have been integrating certain aspects of our subsidiaries’ operations into our financial holding company structure, our subsidiaries will generally continue to operate as independent entities with separate management and staff and our ability to direct our subsidiaries’ day-to-day operations may be limited. For example, we may not be able to realize the anticipated benefits of the 2011 horizontal spin-off of the credit card business from Kookmin Bank into a new wholly-owned subsidiary, KB Kookmin Card Co., Ltd., due to various factors, including increased expenses arising from the operation of a separate credit card company, unexpected business disruptions, difficulties in reorganizing personnel and administrative functions and potential loss of customers.

In addition, one of the intended benefits of our financial holding company structure is that it enhances our ability to engage in mergers and acquisitions which we decide to pursue in the future as part of our strategy. For example, we may consider acquiring or merging with a non-bank financial institution to achieve balanced growth and diversify our revenue base. The integration of our subsidiaries’ separate businesses and operations, as well as those of any companies we may acquire or merge with in the future, under our financial holding company structure could require a significant amount of time, financial resources and management attention. Moreover, that process could disrupt our operations (including our risk management operations) or information technology systems, reduce employee morale, produce unintended inconsistencies in our standards, controls, procedures or policies, and affect our relationships with customers and our ability to retain key personnel. The realization of the anticipated benefits of our financial holding company structure and any mergers or acquisitions we decide to pursue may be blocked, delayed or reduced as a result of many factors, some of which may be outside our control. These factors include:

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

In addition, we believe that regulatory reforms and the general modernization of business practices in Korea will lead to increased competition among financial institutions in Korea. We also believe that foreign financial institutions, many of which have greater experience and resources than we do, will seek to compete with us in providing financial products and services either by themselves or in partnership with existing Korean financial institutions. Furthermore, a number of significant mergers and acquisitions in the industry have taken place in Korea over the past decade, including the acquisition of Koram Bank by an affiliate of Citibank in 2004, Standard Chartered Bank’s acquisition of Korea First Bank in 2005, Chohung Bank’s merger with Shinhan Bank in April 2006 and Hana Financial Group’s acquisition of a controlling interest in Korea Exchange Bank in February 2012. We expect that consolidation in the financial industry will continue. In particular, the Korean government is in the process of disposing of or reducing its controlling interest in Woori Finance Holdings Co., Ltd. (the financial holding company of Woori Bank), which involves, in part, sales of its subsidiaries. Other financial institutions may seek to acquire or merge with such entities, and the financial institutions resulting from this consolidation may, by virtue of their increased size and business scope, provide significantly greater competition for us. Increased competition and continuing consolidation may lead to decreased margins, resulting in a material adverse impact on our future profitability. Accordingly our results of operations and financial condition may suffer as a result of increasing competition in the Korean financial industry.

Risks relating to our large corporate loan portfolio

We have exposure to chaebols, and, as a result, financial difficulties of chaebols may have an adverse impact on us.

Of our 20 largest corporate exposures (including loans, debt and equity securities and guarantees and acceptances) as of December 31, 2013, 12 were to companies that were members of the 30 largest chaebols in Korea designated as such by the Financial Supervisory Service based on their outstanding exposures. As of that date, the total amount of our exposures to such 30 chaebols was ￦19,063 billion, or 6.9% of our total exposures. If the credit quality of our exposures to chaebols declines, we could require substantial additional loan loss provisions, which would hurt our results of operations and financial condition. See “Item 4.B. Business Overview—Assets and Liabilities—Loan Portfolio—Exposure to Chaebols.”

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

As of December 31, 2013, our loans and guarantees to companies that were in workout, restructuring or rehabilitation amounted to ￦1,026 billion or 0.4% of our total loans and guarantees, most of which was classified as impaired. As of the same date, our allowances for credit losses on these loans and guarantees amounted to ￦593 billion, or 57.8% of these loans and guarantees. These allowances may not be sufficient to cover all future losses arising from our exposure to these companies. Furthermore, we have other exposure to such companies, in the form of debt and equity securities of such companies held by us (including equity securities we acquired as a result of debt-to-equity conversions). Our exposures as of December 31, 2013 with respect to such securities of companies in workout, restructuring or rehabilitation amounted to ￦148 billion, or less than 0.3% of our total debt securities and equity securities, but may increase in the future. In addition, in the case of borrowers that are or become subject to workout, we may be forced to restructure our credits pursuant to restructuring plans approved by other creditor financial institutions of the borrower, or to dispose of our credits to other creditors on unfavorable terms.

We have exposure to member companies of the Kumho Asiana Group, and financial difficulties of these companies may adversely impact us.

Several member companies of the Kumho Asiana Group, one of Korea’s largest chaebols, have been experiencing financial difficulties, including as a result of their heavily leveraged acquisition of Daewoo Engineering & Construction Co., Ltd. in 2006 and the subsequent global financial crisis commencing in the second half of 2008. In January 2010, Kumho Tires Co., Inc. and Kumho Industrial Co., Ltd. agreed with their creditors, including us, to begin an out-of-court debt restructuring program under the Corporate Restructuring Promotion Act. In addition, Kumho Petrochemical Co., Ltd. and Asiana Airlines announced that they would undergo a voluntary restructuring, in return for which their creditors, including us, agreed to a suspension of payments on the two companies’ debt until the end of 2010. These four companies are member companies of the Kumho Asiana Group. In 2010, we converted an aggregate of ￦38 billion of our loans to Kumho Tires and ￦9 billion of our loans to Kumho Industrial into equity interests in connection with their restructuring programs. As of December 31, 2013, our aggregate loans and guarantees to Kumho Tires, Kumho Industrial, Kumho Petrochemical and Asiana Airlines amounted to ￦288 billion, ￦81 billion of which was classified as impaired. As of December 31, 2013, our allowances for credit losses with respect to such loans and guarantees amounted to ￦68 billion. Our allowances may not be sufficient to cover all future losses arising from our exposures to these companies. Furthermore, in the event that the financial condition of these companies deteriorates further in the future, we may be required to record additional provisions for credit losses, as well as charge-offs and valuation or impairment losses or losses on disposal, which may have a material adverse effect on our financial condition and results of operations.

A large portion of our credit exposure is concentrated in a relatively small number of large corporate borrowers which increases the risk of our corporate credit portfolio.

As of December 31, 2013, our loans and guarantees to our 20 largest borrowers totaled ￦8,517 billion and accounted for 3.7% of our total loans and guarantees. As of that date, our single largest corporate credit exposure was to Hyundai Heavy Industries Co., Ltd., to which we had outstanding credit exposures (most of which was in the form of guarantees and acceptances) of ￦1,552 billion, representing 0.7% of our total loans and guarantees. Any further deterioration in the financial condition of our large corporate borrowers may require us to record substantial additional provisions and may have a material adverse impact on our results of operations and financial condition.

Other risks relating to our business

Difficult conditions in the global financial markets could adversely affect our results of operations and financial condition.

While the rate of deterioration of the global economy since the commencement of the global financial crisis in 2008 has slowed, with some signs of stabilization and improvement, the overall prospects for the Korean and global economy in the remainder of 2014 and beyond remain uncertain. Starting in the second half of 2011, the global financial markets have experienced significant volatility as a result of, among other things, the financial difficulties affecting many governments worldwide, in particular in Cyprus, Greece, Spain, Italy and Portugal, and the slowdown of economic growth in major emerging market economies, as well as concerns regarding the potential economic impact of the recently commenced scale-down by the U.S. Federal Reserve Board of its “quantitative easing” stimulus program. In addition, continuing negotiations regarding Iran’s nuclear program and sanctions adopted by the international community in response, as well as political and social instability in various countries in the Middle East and Northern Africa, including in Syria, Egypt and Libya, have resulted in volatility and uncertainty in the global energy markets. Furthermore, in response to China’s slowing gross domestic product growth rates that began in 2011, the Chinese government has implemented stimulus measures but the overall impact of such measures remains uncertain. In light of the high level of interdependence of the global economy, any of the foregoing developments could have a material adverse effect on the Korean economy and financial markets, and in turn on our business, financial condition and results of operations.

We are also exposed to adverse changes and volatility in global and Korean financial markets as a result of our liabilities and assets denominated in foreign currencies and our holdings of trading and investment securities, including structured products. The value of the Won relative to major foreign currencies in general and the U.S. dollar in particular has fluctuated widely in recent years. See “Item 3.A. Selected Financial Data—Exchange Rates.” A depreciation of the Won will increase our cost in Won of servicing our foreign currency-denominated debt, while continued exchange rate volatility may also result in foreign exchange losses for us. Furthermore, as a result of adverse global and Korean economic conditions, there has been significant volatility in securities prices, including the stock prices of Korean and foreign companies in which we hold an interest. Such volatility has resulted in and may lead to further trading and valuation losses on our trading and investment securities portfolio as well as impairment losses on our investments accounted for under the equity method, including our noncontrolling equity stake in JSC Bank CenterCredit, a Kazakhstan bank, the initial stake in which we acquired in 2008. See “Item 4.B. Business Overview—Capital Markets Activities and International Banking—International Banking.”

Our business may be materially and adversely affected by legal claims and regulatory actions against us.

We are subject to the risk of legal claims and regulatory actions in the ordinary course of our business, which may expose us to substantial monetary damages and legal costs, injunctive relief, criminal and civil penalties, sanctions against our management and employees and regulatory restrictions on our operations, as well as significant reputational harm. In particular, commencing in November 2013, Kookmin Bank has been subject to a number of investigations by the Financial Supervisory Service and other governmental authorities concerning alleged issues with Kookmin Bank’s internal controls and possible legal violations by Kookmin Bank and its employees.

•

In November 2013, Kookmin Bank filed a complaint against the former head and two former employees of its Tokyo Branch for allegedly extending illegal loans under borrowed names. The Financial Supervisory Service and the Financial Services Agency of Japan have each launched an investigation into the allegations.

•

The Financial Supervisory Service launched an investigation into alleged embezzlement of funds by employees at Kookmin Bank’s headquarters, who have since been suspended, through the presentation for payment of forged Korean government housing bonds.

•	At the request of the Financial Supervisory Service, the Seoul Central District Prosecutors’ Office commenced investigations into such alleged illegalities at Kookmin Bank.

Kookmin Bank is cooperating with the ongoing investigations by the Financial Supervisory Service and other government authorities. Further investigations may be launched by governmental authorities or civil claims may be filed against Kookmin Bank with respect to the alleged legal violations by Kookmin Bank and its employees.

Furthermore, in February 2014, the Financial Services Commission suspended the new credit card issuance and other related activities of KB Kookmin Card for three months from February to May 2014, in response to an incident involving the misappropriation of the personal information of a large number of its customers by an employee of the Korea Credit Bureau in the first half of 2013. In connection with the incident, a number of customers have filed lawsuits against KB Kookmin Card seeking damages, and it could become subject to additional litigation and regulatory sanctions.

In addition, in connection with certain amendments to standard loan policy conditions for mortgage loan agreements that were instituted by the Korea Fair Trade Commission in January 2008 (which require banks to be responsible for the payment of mortgage registration expenses when issuing mortgage loans and which were upheld by the Supreme Court of Korea in August 2010), a number of Kookmin Bank’s customers have filed lawsuits in recent years seeking the return of mortgage registration expenses paid by such customers. See “Item 8A. Consolidated Statements and Other Financial Information—Legal Proceedings.”

We are unable to predict the outcome of these and other investigations, lawsuits and regulatory actions, and the scope of investigations or the total amount in dispute in these matters may increase. Furthermore, adverse final determinations, decisions or resolutions in such matters could encourage other parties to bring related claims and actions against us. Accordingly, the outcome of current and future investigations, legal claims and regulatory actions, particularly those for which it is difficult to assess the maximum potential exposure or the ultimate adverse impact with any degree of certainty, may materially and adversely impact our business, reputation, results of operations and financial condition.

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

As of December 31, 2013, we held debt securities issued by Korean companies and financial institutions (other than those issued by government-owned or -controlled enterprises or financial institutions, which include Korea Electric Power Corporation, the Bank of Korea, Korea Development Bank, Korea Finance Corporation and Industrial Bank of Korea) with a total carrying amount of ￦18,596 billion in our trading and investment securities portfolio. The market value of these securities could decline significantly due to various factors, including future increases in interest rates or a deterioration in the financial and economic condition of any particular issuer or of Korea in general. Any of these factors individually or a combination of these factors would require us to write down the fair value of these debt securities, resulting in impairment losses. Because the secondary market for corporate bonds in Korea is not fully developed, the market value of many of these securities as reflected on our statements of financial position is determined by references to suggested prices posted by Korean rating agencies or the Korea Securities Dealers Association. These valuations, however, may differ significantly from the actual value that we could realize in the event we elect to sell these securities. As a result, we may not be able to realize the full “marked-to-market” value at the time of any such sale of these securities and thus may incur losses.

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

If, at any time, the income from our guaranteed trust accounts is not sufficient to pay any guaranteed amount, we will have to cover the shortfall first from the special reserves maintained in these trust accounts, then from our fees from such trust accounts and finally from funds transferred from our general banking operations. As of December 31, 2013, we had ￦93 billion as special reserves in trust account assets for which we provided guarantees of principal. There was no transfer from general banking operations to cover deficiencies in guaranteed trust accounts in 2011, 2012 and 2013. However, we may be required to make transfers from our general banking operations to cover shortfalls, if any, in our guaranteed trust accounts in the future. Such transfers may adversely impact our results of operations.

Our activities are subject to cybersecurity risk.

Our activities have been, and will continue to be, subject to an increasing risk of cyber attacks, the nature of which is continually evolving. For example, many of our customers increasingly rely on our Internet banking services as well as our mobile and smartphone banking services for various types of transactions and, while such transactions are protected by encryption and other security programs, they are not free from security breaches. We have made substantial and continuous investments to build systems and defenses to address threats from cyber attacks and our monitoring and protection systems have been able to detect and respond to such breaches to date. However, we may experience security breaches or unexpected disruptions in connection with our services in the future, which may result in liability to our customers and third parties and have an adverse effect on our business, reputation and results of operations.

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

Interest rates in Korea have been subject to significant fluctuations in recent years. In late 2008 and early 2009, the Bank of Korea reduced its policy rate by a total of 325 basis points to support Korea’s economy amid the global financial crisis, and left such rate unchanged at 2.00% throughout 2009. In an effort to stem inflation amid improved growth prospects, the Bank of Korea gradually increased its policy rate in 2010 and 2011. However, the Bank of Korea reduced its policy rate to 3.00% in July 2012 and 2.75% in October 2012 and further reduced such rate to 2.50% in May 2013 to support Korea’s economy in light of the recent slowdown in Korea’s growth and uncertain global economic prospects. All else being equal, an increase in interest rates leads to a decline in the value of our portfolio of debt securities, which generally pay interest based on a fixed rate. A sustained increase in interest rates will also raise our funding costs, while reducing loan demand, especially among consumers. Rising interest rates may therefore require us to re-balance our asset portfolio and our liabilities in order to minimize the risk of potential mismatches and maintain our profitability.

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

We meet a significant amount of our funding requirements through short-term funding sources, which consist primarily of customer deposits. As of December 31, 2013, approximately 94.9% of our deposits had maturities of one year or less or were payable on demand. In the past, a substantial proportion of our customer deposits have been rolled over upon maturity. We cannot guarantee, however, that depositors will continue to roll over their deposits in the future. In the event that a substantial number of our short-term deposit customers withdraw their funds or fail to roll over their deposits as higher-yielding investment opportunities emerge, our liquidity position could be adversely affected. We may also be required to seek more expensive sources of short-term and long-term funding to finance our operations. See “Item 5.B. Liquidity and Capital Resources—Financial Condition—Liquidity.”

We may be required to raise additional capital if our capital adequacy ratio deteriorates or the applicable capital requirements change in the future, but we may not be able to do so on favorable terms or at all.

Under the capital adequacy requirements of the Financial Services Commission, both we and Kookmin Bank, our banking subsidiary, are required to maintain a minimum Tier I common equity capital adequacy ratio of 4.0%, Tier I capital adequacy ratio of 5.5% and combined Tier I and Tier II capital adequacy ratio of 8.0%, on a consolidated basis from, January 1, 2014. As of December 31, 2013, our Tier I common equity capital, Tier I capital and combined Tier I and Tier II capital adequacy ratios were 12.78%, 12.78% and 15.38%, respectively, and Kookmin Bank’s Tier I common equity capital, Tier I capital and combined Tier I and Tier II capital adequacy ratios were 12.61%, 12.61% and 15.42%, respectively, all of which exceeded the minimum levels required by the Financial Services Commission. However, our capital base and capital adequacy ratios may deteriorate in the future if our results of operations or financial condition deteriorates for any reason, including as a result of a deterioration in the asset quality of our retail loans (including credit card balances) and loans to small- and medium-sized enterprises, or if we are not able to deploy our funding into suitably low-risk assets.

In December 2009, the Basel Committee on Banking Supervision introduced a new set of measures to supplement Basel II which include, among others, a requirement for higher minimum capital, introduction of a leverage ratio as a supplementary measure to the capital adequacy ratio and flexible capital requirements for different phases of the economic cycle. Additional details regarding such new measures, including an additional capital conservation buffer and counter-cyclical capital buffer, liquidity coverage ratio and other supplemental measures, were announced by the Group of Governors and Heads of Supervision of the Basel Committee on Banking Supervision in September 2010. After further impact assessment and observation periods, the Basel Committee on Banking Supervision began phasing in the new set of measures, referred to as Basel III, starting from 2013. In May 2013, the Financial Services Commission announced that major Asian countries have already implemented Basel III in the first quarter of 2013 and that the proposed Basel III measures relating to stricter minimum capital ratio requirements will be implemented in Korea starting from December 1, 2013. In July 2013 and September 2013, the Financial Services Commission promulgated amended regulations implementing Basel III, pursuant to which Korean banks and bank holding companies were required to maintain a minimum ratio of Tier I common equity capital (which principally includes equity capital, capital surplus and retained earnings less reserve for credit losses) to risk-weighted assets of 3.5% and Tier I capital to risk-weighted assets of 4.5% from December 1, 2013, which minimum ratios increased to 4.0% and 5.5%, respectively, from January 1, 2014 and will increase further to 4.5% and 6.0%, respectively, from January 1, 2015. Such requirements are in addition to the pre-existing requirement for a minimum ratio of Tier I and Tier II capital (less any capital deductions) to risk-weighted assets of 8.0%, which remains unchanged. The amended regulations also contemplate an additional capital conservation buffer of 0.625% starting in 2016, with such buffer to increase in stages to 2.5% by 2019. The implementation of Basel III in Korea may have a significant effect on the capital requirements of Korean financial institutions, including us. See “Item 4.B. Business Overview—Supervision and Regulation—Principal Regulations Applicable to Financial Holding Companies—Capital Adequacy” and “—Principal Regulations Applicable to Banks—Capital Adequacy.”

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

In the past, the Korean government has also announced policies under which financial institutions in Korea are encouraged to provide financial support to particular sectors. For example, in light of the deteriorating financial condition and liquidity position of small- and medium-sized enterprises in Korea as a result of the global financial crisis commencing in the second half of 2008 and adverse conditions in the Korean economy affecting consumers, the Korean government introduced measures intended to encourage Korean banks to provide financial support to small- and medium-sized enterprise and retail borrowers. See “—Risks relating to our small- and medium-sized enterprise loan portfolio—We have significant exposure to small- and medium-sized enterprises, and any financial difficulties experienced by these customers may result in a deterioration of our asset quality and have an adverse impact on us.” and “—Risks relating to our retail credit portfolio—Future changes in market conditions as well as other factors may lead to increases in delinquency levels of our retail loan portfolio.” The Korean government may in the future request financial institutions in Korea, including us, to make investments in or provide other forms of financial support to particular sectors of the Korean economy as a matter of policy, which financial institutions, including us, may decide to accept. We may incur costs or losses as a result of providing such financial support.

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

If the Financial Services Commission deems our financial condition or the financial condition of our subsidiaries to be unsound, or if we or our subsidiaries fail to meet applicable regulatory standards, such as minimum capital adequacy and liquidity ratios, the Financial Services Commission may order or recommend, among other things:

•	capital increases or reductions;

•	stock cancellations or consolidations;

•	transfers of business;

•	sales of assets;

•	closures of subsidiaries or branch offices;

•	mergers with other financial institutions; and

•	suspensions of a part of our business operations.

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

In addition, there have been heightened security concerns in recent years stemming from North Korea’s nuclear weapon and long-range missile programs as well as its hostile military actions against Korea. Some of the significant incidents in recent years include the following:

•

In March 2013, North Korea stated that it had entered “a state of war” with Korea, declaring the 1953 armistice invalid, and put its artillery at the highest level of combat readiness to protest the Korea-United States allies’ military drills and additional sanctions imposed on North Korea for its missile and nuclear tests.

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

In recent years, adverse conditions and volatility in the worldwide financial markets, fluctuations in oil and commodity prices and the general weakness of the U.S. and global economy have contributed to the uncertainty of global economic prospects in general and have adversely affected, and may continue to adversely affect, the Korean economy. See “Other risks relating to our business—Difficult conditions in the global financial markets could adversely affect our results of operations and financial condition.” The value of the Won relative to major foreign currencies in general and the U.S. dollar in particular has also fluctuated widely. See “Item 3.A. Selected Financial Data—Exchange Rates.” Furthermore, as a result of adverse global and Korean economic conditions, there has been significant volatility in the stock prices of Korean companies in recent years. Future declines in the Korea Composite Stock Price Index (known as the “KOSPI”) and large amounts of sales of Korean securities by foreign investors and subsequent repatriation of the proceeds of such sales may adversely affect the value of the Won, the foreign currency reserves held by financial institutions in Korea, and the ability of Korean companies to raise capital. Any future deterioration of the Korean or global economy could adversely affect our business, financial condition and results of operations.

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

Economic difficulties in Korea or increases in corporate reorganizations and bankruptcies could result in layoffs and higher unemployment. Such developments could lead to social unrest and substantially increase government expenditures for unemployment compensation and other costs for social programs. According to statistics from the Korea National Statistical Office, the unemployment rate was 3.4% in 2011, decreased to 3.2% in 2012 and decreased further to 3.1% in 2013. Future increases in unemployment and any resulting labor unrest in the future could adversely affect our operations, as well as the operations of many of our customers and their ability to repay their loans, and could adversely affect the financial condition of Korean companies in general, depressing the price of their securities. These developments would likely have an adverse effect on our financial condition and results of operations.

Risks relating to our common stock and ADSs

We or our major stockholders may sell shares of our common stock or ADSs in the future, and these and other sales may adversely affect the market price of our common stock and ADSs and may dilute your investment and relative ownership in us.

In September 2009, we issued 30,000,000 new shares of our common stock (including 2,775,585 new shares in the form of ADSs) at a subscription price of ￦37,250 per share (and US$29.95 per ADS), pursuant to a rights offering to our existing shareholders. In July 2011, Kookmin Bank, our wholly-owned subsidiary, sold 34,966,962 shares of our common stock in a block sale. We have no current plans for any subsequent public offerings of our common stock, ADSs or securities exchangeable for or convertible into such securities. However, it is possible that we may decide to offer or sell such securities in the future. In addition, our major stockholder, the Korean National Pension Service, held approximately 9.96% of our total issued common stock as of December 31, 2013, which it may sell at any time.

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

Under the Financial Holding Company Act, a single stockholder, together with its affiliates, is generally prohibited from owning more than 10.0% of the issued and outstanding shares of voting stock of a bank holding company such as us that controls a nationwide bank, with the exception of certain stockholders that are non-financial business group companies, whose applicable limit has been reduced from 9.0% to 4.0% pursuant to an amendment of the Financial Holding Company Act which became effective from February 14, 2014. To the extent that the total number of shares of our common stock (including those represented by ADSs) that a holder and its affiliates own exceeds the applicable limits, that holder will not be entitled to exercise the voting rights for the excess shares, and the Financial Services Commission may order that holder to dispose of the excess shares within a period of up to six months. Failure to comply with such an order would result in an administrative fine of up to 0.03% of the book value of such shares per day until the date of disposal. Non-financial business group companies can no longer acquire more than 4.0% of the issued and outstanding shares of voting stock of a bank holding company pursuant to the amended Financial Holding Company Act, which grants an exception for non-financial business group companies which, at the time of the enactment of the amended provisions, held more than 4.0% of the shares thereof with the approval of the Financial Services Commission before the amendment. See “Item 4.B. Business Overview—Supervision and Regulation—Principal Regulations Applicable to Financial Holding Companies—Restrictions on Ownership of a Financial Holding Company.”

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

Our common stock is listed on the KRX KOSPI Market, which has a smaller market capitalization and is more volatile than the securities markets in the United States and many European countries. The market value of ADSs may fluctuate in response to the fluctuation of the trading price of shares of our common stock on the KRX KOSPI Market. The KRX KOSPI Market has experienced substantial fluctuations in the prices and volumes of sales of listed securities and the KRX KOSPI Market has prescribed a fixed range in which share prices are permitted to move on a daily basis. The KOSPI declined from 1,897.1 on December 31, 2007 to 938.8 on October 24, 2008. The KOSPI was 1,969.3 on April 28, 2014. There is no guarantee that the stock prices of Korean companies will not decline again in the future. Like other securities markets, including those in developed markets, the Korean securities market has experienced problems including market manipulation, insider trading and settlement failures. The recurrence of these or similar problems could have a material adverse effect on the market price and liquidity of the securities of Korean companies, including our common stock and ADSs, in both the domestic and the international markets.

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

Our legal and commercial name is KB Financial Group Inc. Our registered office and principal executive offices are located at 84, Namdaemoon-ro, Jung-gu, Seoul, Korea 100-703. Our telephone number is 822-2073-7114. Our agent in the United States, Kookmin Bank, New York Branch, is located at 565 Fifth Avenue, 24th Floor, New York, NY 10017. Its telephone number is (212) 697-6100.

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

Item 4.B.    Business Overview

Business

We are one of the largest financial holding companies in Korea, in terms of consolidated total assets, and our operations include Kookmin Bank, the largest commercial bank in Korea in terms of total assets (including loans). Our subsidiaries collectively engage in a broad range of businesses, including commercial banking, credit cards, asset management, life insurance, capital markets activities and international banking. As of December 31, 2013, we had consolidated total assets of ￦292 trillion, consolidated total deposits of ￦201 trillion and consolidated stockholders’ equity of ￦26 trillion.

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

By their nature, our core consumer and small- and medium-sized enterprise operations place a high premium on customer access and convenience. Our combined banking network of 1,207 branches as of December 31, 2013, one of the most extensive in Korea, provides a solid foundation for our business and is a major source of our competitive strength. This network provides us with a large, stable and cost effective funding source, enables us to provide our customers convenient access and gives us the ability to provide the customer attention and service essential to conducting our business, particularly in an increasingly competitive environment. Our branch network is further enhanced by automated banking machines and fixed-line, mobile telephone and Internet banking. As of December 31, 2013, we had a customer base of approximately 30.5 million retail customers, which represented over one-half of the Korean population.

The following table sets forth the principal components of our lending business as of the dates indicated. As of December 31, 2013, retail loans and credit card loans and receivables accounted for 53.8% of our total loan portfolio:

	As of December 31,
	2011			2012			2013
	(in billions of Won, except percentages)
Retail
Mortgage and home equity (1)	￦	75,580	35.1%	￦	74,463	34.3%	￦	77,969	35.1%
Other consumer (2)		28,275	13.1		28,969	13.4		29,675	13.4

Total retail		103,855	48.2		103,432	47.7		107,644	48.5

Credit card		12,421	5.8		11,874	5.5		11,784	5.3
Corporate		97,239	45.1		99,683	45.9		100,534	45.3
Foreign		2,040	0.9		1,925	0.9		1,900	0.9

Total loans	￦	215,555	100.0%	￦	216,914	100.0%	￦	221,862	100.0%

(1)	Includes ￦991 billion, ￦942 billion and ￦945 billion of overdraft loans secured by real estate in connection with home equity loans as of December 31, 2011, 2012 and 2013, respectively.
(2)	Includes ￦8,622 billion, ￦7,978 billion and ￦7,181 billion of overdraft loans as of December 31, 2011, 2012 and 2013, respectively.

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

Since the former Kookmin Bank initiated the issuance of domestic credit cards in 1980, we have seen our credit card business grow rapidly over the past decade as the nationwide trend towards credit card use accelerated. In March 2011, we effected a horizontal spin-off of the credit card business from Kookmin Bank. As a result, our credit card business is operated by a separate wholly-owned subsidiary, KB Kookmin Card Co., Ltd. As of December 31, 2013, we had approximately 18.8 million holders of check cards or credit cards issued by KB Kookmin Card.

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

Lending Activities

We offer various loan products that target different segments of the population, with features tailored to each segment’s financial profile and other characteristics. The following table sets forth the balances and the percentage of our total retail lending represented by the categories of our retail loans as of the dates indicated:

	As of December 31,
	2011			2012			2013
	(in billions of Won, except percentages)
Retail:
Mortgage and home equity loans	￦	75,580	72.8%	￦	74,463	72.0%	￦	77,969	72.4%
Other consumer loans (1)		28,275	27.2		28,969	28.0		29,675	27.6

Total	￦	103,855	100.0%	￦	103,432	100.0%	￦	107,644	100.0%

(1)	Excludes credit card loans, but includes overdraft loans.

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

Private sector mortgage and home equity lending in Korea has expanded substantially in recent years. We provide customers with a number of mortgage and home equity loan products that have flexible features, including terms, repayment schedules, amounts and eligibility for loans, and we offer interest rates on a commercial basis. The maximum term of mortgage loans is 35 years and the majority of our mortgage loans have long-term maturities, which may be renewed. Non-amortizing home equity loans have an initial maturity of one year, which may be extended on an annual basis for a maximum of five years. Home equity loans subject to amortization of principal may have a maximum term of up to 35 years. As of December 31, 2013, we had ￦25,794 billion of amortizing home equity loans, representing 81.9% of our total home equity loans, and ￦5,690 billion of non-amortizing home equity loans, representing 18.1% of our total home equity loans. Any customer is eligible for a mortgage or an individual home equity loan regardless of whether it participates in one of our housing related savings programs and so long as that customer is not barred by regulation from obtaining a loan because of bad credit history. However, customers with whom we frequently transact business and provide us with significant revenue receive preferential interest rates on loans.

As of December 31, 2013, 72.8% of our mortgage loans were secured by residential property which is the subject of the loan, 18.3% of our mortgage loans were guaranteed by the Housing Finance Credit Guarantee Fund, a government housing-related entity, and the remaining 8.9% of our mortgage loans, contrary to general practices in the United States, were unsecured (although the use of proceeds from these loans are restricted for the purpose of financing home purchases and some of these loans were guaranteed by a third party). One reason that a relatively high percentage of our mortgage loans are unsecured is that we, along with other Korean banks, provide advance loans to borrowers for the down payment of new housing (particularly apartments) that is in the process of being built. Once construction is completed, which may take several years, these mortgage loans become secured by the new housing purchased by these borrowers. For the year ended December 31, 2013, the average initial loan-to-value ratio of our mortgage loans, which is a measure of the amount of loan exposure to the appraised value of the security collateralizing the loan, was approximately 47.7%. There are three reasons that our loan-to-value ratio is relatively lower (as is the case with other Korean banks) compared to similar ratios in other countries, such as the United States. The first reason is that housing prices are high in Korea relative to average income, so most people cannot afford to borrow an amount equal to the entire value of their collateral and make interest payments on such an amount. The second reason relates to the “jeonsae” system, through which people provide a key money deposit while residing in the property prior to its purchase. At the time of purchase, most people use the key money deposit as part of their payment and borrow the remaining amount from Korean banks, which results in a loan that will be for an amount smaller than the appraised value of the property for collateral and assessment purposes. The third reason is that Korean banks discount the appraised value of the borrower’s property for collateral and assessment purposes so that a portion of the appraised value is reserved in order to provide recourse to a renter who lives at the borrower’s property. This is in the event that the borrower’s property is seized by a creditor, and the renter is no longer able to reside at that property. See “Item 3.D. Risk Factors—Other risks relating to our business—A decline in the value of the collateral securing our loans and our inability to realize full collateral value may adversely affect our credit portfolio.” In response to the implementation in recent years of various government initiatives designed to curtail extension of new or refinanced loans secured by housing (as described in “—Supervision and Regulation—Principal Regulations Applicable to Banks—Recent Regulations Relating to Retail Household Loans”), we have tightened our mortgage loan guidelines, principally by decreasing our maximum loan-to-value ratios and borrower debt-to-income ratios in accordance with the revised limits set forth in the related regulations.

The following table sets forth our unsecured and secured mortgage loans and home equity loans as of December 31, 2011, 2012 and 2013, based on their loan classification categories under IFRS and our internal credit ratings for loans (which are described in Note 4.2.4 of the notes to our consolidated financial statements):

	As of December 31, 2011
	Non-impaired												Impaired						Total
	Not Past Due										Past Due
	Grade 1		Grade 2		Grade 3		Grade 4		Grade 5				Past Due Up to 89 Days		Past Due 90 Days to 179 Days		Past Due 180 Days or More
											(in billions of Won)
Mortgage:
Secured (1)	￦	33,606	￦	4,205	￦	440	￦	136	￦	87	￦	650	￦	57	￦	30	￦	40	￦	39,251
Unsecured		4,297		1,108		105		75		85		188		12		74		325		6,269
Home Equity:
Secured		25,420		3,478		429		107		87		450		48		20		21		30,060
Unsecured		—		—		—		—		—		—		—		—		—		—

Total	￦	63,323	￦	8,791	￦	974	￦	318	￦	259	￦	1,288	￦	117	￦	124	￦	386	￦	75,580

	As of December 31, 2012
	Non-impaired												Impaired						Total
	Not Past Due										Past Due
	Grade 1		Grade 2		Grade 3		Grade 4		Grade 5				Past Due Up to 89 Days		Past Due 90 Days to 179 Days		Past Due 180 Days or More
											(in billions of Won)
Mortgage:
Secured (1)	￦	33,783	￦	4,271	￦	478	￦	141	￦	98	￦	665	￦	45	￦	70	￦	55	￦	39,606
Unsecured		3,441		989		135		72		95		94		5		53		387		5,271
Home Equity:
Secured		25,081		3,269		472		106		102		452		44		30		30		29,586
Unsecured		—		—		—		—		—		—		—		—		—		—

Total	￦	62,305	￦	8,529	￦	1,085	￦	319	￦	295	￦	1,211	￦	94	￦	153	￦	472	￦	74,463

	As of December 31, 2013
	Non-impaired												Impaired						Total
	Not Past Due										Past Due
	Grade 1		Grade 2		Grade 3		Grade 4		Grade 5				Past Due Up to 89 Days		Past Due 90 Days to 179 Days		Past Due 180 Days or More
											(in billions of Won)
Mortgage:
Secured (1)	￦	37,642	￦	4,171	￦	361	￦	116	￦	78	￦	808	￦	74	￦	44	￦	76	￦	43,370
Unsecured		2,131		531		74		24		11		119		9		28		188		3,115
Home Equity:
Secured		27,512		2,767		356		98		89		541		63		26		32		31,484
Unsecured		—		—		—		—		—		—		—		—		—		—

Total	￦	67,285	￦	7,469	￦	791	￦	238	￦	178	￦	1,468	￦	146	￦	98	￦	296	￦	77,969

(1)	Includes advance loans guaranteed by the Housing Finance Credit Guarantee Fund to borrowers for the down payment of new housing that is in the process of being built.

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

As of December 31, 2013, our three-month, six-month and twelve-month base rates were 2.65%, 2.73% and 2.79%, respectively.

As of December 31, 2013, 82% of our outstanding mortgage and home equity loans were priced based on a floating rate.

Other Consumer Loans

Other consumer loans are primarily unsecured. However, such loans may be secured by real estate, deposits or securities. As of December 31, 2013, approximately ￦15,854 billion, or 53.4% of our consumer loans (other than mortgage and home equity loans) were unsecured loans (although some of these loans were guaranteed by a third party). Overdraft loans are also classified as other consumer loans, are primarily unsecured and generally have an initial maturity of one year, which is typically extended automatically on an annual basis and may be extended up to a maximum of five years. The amount of overdraft loans as of December 31, 2013 was approximately ￦7,181 billion.

Pricing. The interest rates on our other consumer loans (including overdraft loans) are determined on the same basis as on our mortgage and home equity loans, except that, for unsecured loans, the borrower’s credit score as determined during our loan approval process is also taken into account. See “Item 11. Quantitative and Qualitative Disclosures about Market Risk—Credit Risk Management.”

As of December 31, 2013, 98% of our other consumer loans had interest rates that were not fixed but were variable in reference to our base rate, which is based on the Market Opportunity Rate.

Deposit-taking Activities

Due to our extensive nationwide network of branches, together with our long history of development and our resulting know-how and expertise, as of December 31, 2013, we had the largest number of retail customers and retail deposits among Korean commercial banks. The balance of our deposits from retail customers was ￦119,707 billion, ￦126,581 billion and ￦132,733 billion as of December 31, 2011, 2012 and 2013, respectively, which constituted 62.9%, 64.1% and 66.1%, respectively, of the balance of our total deposits.

We offer many deposit products that target different segments of our retail customer base, with features tailored to each segment’s financial profile, characteristics and needs, including:

•	Demand deposits, which either do not accrue interest or accrue interest at a lower rate than time deposits. Demand deposits allow the customer to deposit and withdraw funds at any time and, if they are interest bearing, accrue interest at a variable rate depending on the amount of deposit. Retail and corporate demand deposits constituted 32.4% of our total deposits as of December 31, 2013 and paid average interest of 0.47% for 2013.

•

Time deposits, which generally require the customer to maintain a deposit for a fixed term, during which the deposit accrues interest at a fixed rate or a variable rate based on the KOSPI, or to deposit specified amounts on an installment basis. If the amount of the deposit is withdrawn prior to the end of the fixed term, the customer will be paid a lower interest rate than that originally offered. The term for time deposits typically ranges from one month to five years, and the term for installment savings deposits ranges from six months to ten years. Retail and corporate time deposits constituted 61.5% of our total deposits as of December 31, 2013 and paid average interest of 3.02% for 2013. Most installment savings deposits offer fixed interest rates.

•

Certificates of deposit, the maturities of which typically range from 30 days to 730 days with a required minimum deposit of ￦10 million. Interest rates on certificates of deposit are determined based on the length of the deposit and prevailing market rates. Our certificates of deposit are sold at a discount to their face value, reflecting the interest payable on the certificates of deposit.

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

In 2002, after significant research and planning, we launched private banking operations at Kookmin Bank’s headquarters. Shortly thereafter, we launched a comprehensive strategy with respect to customers with higher net worth, which included staffing appropriate representatives, marketing aggressively, establishing IT systems, selecting appropriate branch locations and readying such branches with the necessary facilities to service such customers. As of December 31, 2013, we operated 23 private banking centers through Kookmin Bank.

The Monetary Policy Committee of the Bank of Korea (the “Monetary Policy Committee”) imposes a reserve requirement on Won currency deposits of commercial banks based generally on the type of deposit instrument. The reserve requirement is currently up to 7%. See “—Supervision and Regulation—Principal Regulations Applicable to Banks—Liquidity.”

The Depositor Protection Act provides for a deposit insurance system where the Korea Deposit Insurance Corporation guarantees to depositors the repayment of their eligible bank deposits. The deposit insurance system insures up to a total of ￦50 million per depositor per bank. See “—Supervision and Regulation—Principal Regulations Applicable to Banks—Deposit Insurance System.” We paid ￦303 billion of premium for 2013.

Credit Cards

Credit cards are another of our core retail products. We issue most of our credit cards under the “KB Kookmin Card” brand. In March 2011, we effected a horizontal spin-off of the credit card business from Kookmin Bank. As a result, our credit card business is operated by a separate wholly-owned subsidiary, KB Kookmin Card Co., Ltd.

The following table sets forth certain data relating to our credit card operations, on a non-consolidated basis, as of the dates and for the periods indicated:

	As of and for the Year Ended December 31,
	2011		2012		2013
	(in billions of Won, except number of holders, accounts and percentages)
Number of credit cardholders (at year end) (thousands)
General accounts		10,364		10,112		8,987
Corporate accounts		407		424		435

Total		10,771		10,536		9,422

Number of merchants (at year end) (thousands)		2,265		2,024		2,058
Active ratio (at year end) (1)		77.4%		81.0%		88.6%
Credit card fees
Merchant fees (2)	￦	1,441	￦	1,484	￦	1,480
Installment and cash advance fees		648		683		578
Annual membership fees		51		66		68
Other fees		566		542		539

Total	￦	2,706	￦	2,775	￦	2,665

Charge volume (3)
General purchase	￦	46,771	￦	45,768	￦	46,735
Installment purchase		11,644		12,153		10,852
Cash advance		12,220		11,606		10,516
Card loan (4)		4,306		3,800		4,688

Total	￦	74,941	￦	73,327	￦	72,791

Outstanding balance (at year end)
General purchase	￦	4,410	￦	4,533	￦	4,716
Installment purchase		2,770		2,679		2,600
Cash advance		2,276		2,032		1,525
Card loan (4)		2,982		2,647		2,959

Total	￦	12,438	￦	11,891	￦	11,800

Average outstanding balances
General purchase	￦	4,569	￦	4,461	￦	4,601
Installment purchase		2,579		2,728		2,474
Cash advance		2,238		2,134		1,717
Card loan (4)		2,996		2,759		2,829

Total	￦	12,382	￦	12,082	￦	11,621

Delinquency ratios (at year end) (5)
From 1 month to 3 months		1.00%		0.94%		0.81%
From 3 months to 6 months		0.34		0.25		0.83
Over 6 months		0.17		0.13		0.07

Total		1.51%		1.32%		1.71%

Non-performing loan ratio		0.50%		0.40%		0.91%
Write-offs (gross)	￦	413	￦	541	￦	404
Recoveries (6)		204		185		141

Net write-offs	￦	209	￦	356	￦	263

Gross write-off ratio (7)		3.34%		4.48%		2.93%
Net write-off ratio (8)		1.69%		2.95%		1.91%

(1)	The active ratio represents the ratio of accounts used at least once within the last six months to total accounts as of year end.
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
(4)

Card loans consist of loans that are provided on an unsecured basis to cardholders upon prior agreement. Payment on such a loan can be due either in one payment or in installments after a fixed period, in the case of principal payments, and will be due in installments, in the case of interest payments.

(5)

Represents ratio of credit card balances overdue by one month or more to outstanding balance. In line with industry practice, we have restructured a portion of delinquent credit card account balances as loans. As of December 31, 2013, these restructured loans amounted to ￦50 billion. Because these restructured loans are not treated as being delinquent at the time of conversion or for a period of time thereafter, our delinquency ratios may not fully reflect all delinquent amounts relating to our outstanding balances.

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

As of December 31, 2013, we had approximately 9.4 million credit cardholders. Of the credit cards outstanding, approximately 88.6% were active, meaning that they had been used at least once during the previous six months.

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

In the second half of 2012, we (through KB Kookmin Card) commenced accounts receivable factoring activities in partnership with SK Telecom Co., Ltd., a leading Korean mobile telecommunications company, pursuant to which we purchase accounts receivable arising from SK Telecom’s installment sale of mobile handsets to its customers. The outstanding balance of factored receivables amounted to ￦2,771 billion as of December 31, 2013.

In February 2014, the Financial Services Commission suspended the new credit card issuance and other related activities of KB Kookmin Card for three months from February to May 2014, in response to an incident involving the misappropriation of the personal information of a large number of its customers by an employee of an external credit information company in the first half of 2013. See “Item 8A. Consolidated Statements and Other Financial Information—Legal Proceedings.”

Corporate Banking

We lend to and take deposits from small- and medium-sized enterprises and, to a lesser extent, large corporate customers. We had over 230,000 small- and medium-sized enterprise borrowers as of December 31, 2011 and 2012 and over 220,000 small- and medium-sized enterprise borrowers as of December 31, 2013, for Won-currency loans. As of December 31, 2011, 2012 and 2013, we had 1,210, 1,486 and 1,654 large corporate borrowers, respectively, for Won-currency loans. For 2011, 2012 and 2013, we received fee revenue from cash management services offered to corporate customers, which include “firm-banking” services such as inter-account transfers, transfers of funds from various branches and agencies of a company (such as insurance premium payments) to the account of the headquarters of such company and transfers of funds from various customers of a company to the main account of such company, in the amount of ￦117 billion, ￦115 billion and ￦117 billion, respectively. Of our branch network as of December 31, 2013, we had eight branches that primarily handled large corporate banking.

The following table sets forth the balances and the percentage of our total corporate lending represented by our small- and medium-sized enterprise business loans and our large corporate business loans as of the dates indicated, estimated based on our internal classifications of corporate borrowers:

	As of December 31,
	2011			2012			2013
	(in billions of Won, except percentages)
Corporate:
Small- and medium-sized enterprise loans	￦	68,730	70.7%	￦	70,471	70.7%	￦	71,045	70.7%
Large corporate loans		28,509	29.3		29,212	29.3		29,489	29.3

Total	￦	97,239	100.0%	￦	99,683	100.0%	￦	100,534	100.0%

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

The total amount of deposits from our corporate customers amounted to ￦62,449 billion as of December 31, 2013, or 31.1% of our total deposits.

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

Industry-wide delinquency ratios for Won-denominated loans to small- and medium-sized enterprises increased slightly from 2012 to 2013. Our delinquency ratio for loans to small- and medium-sized enterprises may increase in the future as a result of, among other things, adverse economic conditions in Korea and globally. See “Item 3.D. Risk Factors—Other risks relating to our business—Difficult conditions in the global financial markets could adversely affect our results of operations and financial condition.” In addition, in light of the deteriorating financial condition and liquidity position of small- and medium-sized enterprises in Korea, the Korean government has in recent years introduced measures intended to encourage Korean banks to provide financial support to small- and medium-sized enterprise borrowers. See “Item 3.D. Risk Factors—Risks relating to our small- and medium-sized enterprise loan portfolio—We have significant exposure to small- and medium-sized enterprises, and any financial difficulties experienced by these customers may result in a deterioration of our asset quality and have an adverse impact on us.”

Lending Activities

Our principal loan products for our small- and medium-sized enterprise customers are working capital loans and facilities loans. Working capital loans are provided to finance working capital requirements and include notes discounted and trade financing. Facilities loans are provided to finance the purchase of equipment and the establishment of manufacturing assembly plants. As of December 31, 2013, working capital loans and facilities loans accounted for 59.9% and 40.1%, respectively, of our total small- and medium-sized enterprise loans. As of December 31, 2013, we had over 220,000 small- and medium-sized enterprise customers on the lending side.

Loans to small- and medium-sized enterprises may be secured by real estate or deposits or may be unsecured. As of December 31, 2013, secured loans and guaranteed loans accounted for, in the aggregate, 84.4% of our small- and medium-sized enterprise loans. Among the secured loans, 95.4% were secured by real estate and 4.6% were secured by deposits or securities. Working capital loans generally have a maturity of one year, but may be extended for additional terms of up to one year in length for an aggregate term of five years. Facilities loans have a maximum maturity of 15 years.

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

Pricing

We establish the price for our corporate loan products based principally on transaction risk, our cost of funding and market considerations. Transaction risk is measured by such factors as the credit rating assigned to a particular borrower, the size of the borrower and the value and type of collateral. Our loans are priced based on the Market Opportunity Rate system, which is a periodic floating rate system that takes into account the current market interest rate. As of December 31, 2013, the Market Opportunity Rate was 2.65% for three months, 2.73% for six months and 2.79% for one year.

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

Lending Activities

Our principal loan products for our large corporate customers are working capital loans and facilities loans. As of December 31, 2013, working capital loans and facilities loans accounted for 80.0% and 20.0%, respectively, of our total large corporate loans. We also offer mortgage loans to large corporate clients who build or sell single- or multi-family housing units, as described above under “—Small- and Medium-sized Enterprise Banking—Lending Activities.”

As of December 31, 2013, secured loans and guaranteed loans accounted for, in the aggregate, 14.8% of our large corporate loans. Among the secured loans, 83.4% were secured by real estate and 16.6% were secured by deposits or securities. Working capital loans generally have a maturity of one year, but may be extended for additional terms ranging from three months to one year in length for an aggregate term of five years. Facilities loans have a maximum maturity of 15 years.

In our unsecured lending to large corporate customers, a critical consideration in our policy regarding the extension of such unsecured loans is the borrower’s creditworthiness. We assign each borrower a credit rating based on the judgment of our experts or scores calculated using the appropriate credit rating system, taking into account both financial factors and non-financial factors (such as our perception of a borrower’s reliability, management and operational risk and risk relating to the borrower’s industry). The credit ratings, along with such factors, are key determinants that inform our lending to large corporate customers. Large corporate customers generally have higher credit ratings due to their higher repayment capability compared to other types of borrowers, such as small- and medium-sized enterprise borrowers. In addition, large corporate borrowers generally are affected to a lesser extent than small- and medium-sized enterprise borrowers by fluctuations in the Korean economy and also maintain more sophisticated financial records. As of December 31, 2013, 82.7% of our large corporate customers had credit ratings or BBB- or above according to the internal credit rating system of Kookmin Bank, compared to 38.7% of our small- and medium-sized enterprise customers. A credit rating of BBB- is assigned to customers whose ability to repay the principal and interest on their outstanding loans is determined by us to be generally satisfactory but nonetheless subject to adverse effects under unfavorable economic conditions or during downturns in the business environment. Based on our internal analysis of historical data, we believe that the probability of default for loans extended to large corporate customers with a credit rating of BBB- or above is between 0.00% and 2.26%.

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

As of December 31, 2013, in terms of our outstanding loan balance, 32.4% of our large corporate loans was extended to borrowers in the financial institutions industry, 29.3% was extended to borrowers in the manufacturing industry and 20.8% was extended to borrowers in the service industry.

Pricing

We determine pricing of our large corporate loans in the same way as we determine the pricing of our small- and medium-sized enterprise loans. See “—Small- and Medium-sized Enterprise Banking—Pricing” above. As of December 31, 2013, the Market Opportunity Rate, which is utilized in pricing loans offered by us, was the same for our large corporate loans as for our small- and medium-sized enterprise loans.

Capital Markets Activities and International Banking

Through our capital markets operations, we invest and trade in debt and equity securities and, to a lesser extent, engage in derivatives and asset securitization transactions and make call loans. We also provide investment banking services to corporate customers.

Securities Investment and Trading

We invest in and trade securities for our own account in order to maintain adequate sources of liquidity and to generate interest and dividend income and capital gains. As of December 31, 2011, 2012 and 2013, our investment portfolio, which consists primarily of held-to-maturity financial assets and available-for-sale financial assets, and our trading portfolio had a combined total carrying amount of ￦42,650 billion, ￦46,962 billion and ￦44,933 billion and represented 15.4%, 16.4% and 15.4% of our total assets, respectively.

Our trading and investment portfolios consist primarily of Korean treasury securities and debt securities issued by Korean government agencies, local governments or certain government-invested enterprises and debt securities issued by financial institutions. As of December 31, 2011, 2012 and 2013, we held debt securities with a total carrying amount of ￦37,966 billion, ￦42,285 billion and ￦39,776 billion, respectively, of which:

•	held-to-maturity debt securities accounted for ￦13,055 billion, ￦12,256 billion and ￦13,017 billion, or 34.4%, 29.0% and 32.7%, respectively;

•	available-for-sale debt securities accounted for ￦19,734 billion, ￦21,737 billion and ￦18,933 billion, or 52.0%, 51.4% and 47.6%, respectively; and

•	debt securities at fair value through profit or loss accounted for ￦5,177 billion, ￦8,292 billion and ￦7,826 billion, or 13.6%, 19.6% and 19.7%, respectively.

Of these amounts, debt securities issued by the Korean government and government agencies as of December 31, 2011, 2012 and 2013 amounted to:

•	￦5,436 billion, ￦4,449 billion and ￦4,357 billion, or 41.6%, 36.3% and 33.5%, respectively, of our held-to-maturity debt securities;

•	￦5,989 billion, ￦6,256 billion and ￦6,926 billion, or 30.3%, 28.8% and 36.6%, respectively, of our available-for-sale debt securities; and

•	￦1,508 billion, ￦2,376 billion and ￦2,085 billion, or 29.1%, 28.7% and 26.6%, respectively, of our debt securities at fair value through profit or loss.

From time to time we also purchase equity securities for our securities portfolios. Our equity securities consist primarily of marketable beneficiary certificates and equities listed on the KRX KOSPI Market or the KRX KOSDAQ Market. As of December 31, 2011, 2012 and 2013:

•

equity securities in our available-for-sale portfolio had a carrying amount of ￦2,643 billion, ￦2,474 billion and ￦2,899 billion, or 11.8%, 10.2% and 13.3% of our available-for-sale portfolio, respectively; and

•	equity securities in our trading portfolio had a carrying amount of ￦546 billion, ￦1,035 billion and ￦1,217 billion, or 8.6%, 10.8% and 13.0% of our debt and equity trading portfolio, respectively.

Our trading portfolio also includes derivative instruments. See “—Derivatives Trading.”

The following tables show, as of the dates indicated, the gross unrealized gains and losses on available-for-sale and held-to-maturity financial assets within our investment portfolio, and the amortized cost and fair value of the portfolio by type of financial asset:

	As of December 31, 2011
	Amortized Cost		Gross Unrealized Gain		Gross Unrealized Loss		Fair Value
	(in billions of Won)
Available-for-sale financial assets:
Debt securities
Korean treasury securities and government agencies	￦	5,928	￦	62	￦	1	￦	5,989
Financial institutions (1)		6,413		20		1		6,432
Corporate (2)		5,277		99		1		5,375
Asset-backed securities		1,762		1		6		1,757
Others		180		1		—		181

Subtotal		19,560		183		9		19,734
Equity securities		2,193		616		166		2,643

Total available-for-sale financial assets	￦	21,753	￦	799	￦	175	￦	22,377

Held-to-maturity financial assets:
Korean treasury securities and government agencies	￦	5,436	￦	240	￦	—	￦	5,676
Financial institutions (3)		1,125		30		—		1,155
Corporate (4)		6,155		235		—		6,390
Asset-backed securities		339		2		—		341

Total held-to-maturity financial assets	￦	13,055	￦	507	￦	—	￦	13,562

	As of December 31, 2012
	Amortized Cost		Gross Unrealized Gain		Gross Unrealized Loss		Fair Value
	(in billions of Won)
Available-for-sale financial assets:
Debt securities
Korean treasury securities and government agencies	￦	6,171	￦	87	￦	2	￦	6,256
Financial institutions (1)		7,436		40		—		7,476
Corporate (2)		6,470		139		3		6,606
Asset-backed securities		1,396		4		1		1,399
Others		—		—		—		—

Subtotal		21,473		270		6		21,737
Equity securities		1,825		659		10		2,474

Total available-for-sale financial assets	￦	23,298	￦	929	￦	16	￦	24,211

Held-to-maturity financial assets:
Korean treasury securities and government agencies	￦	4,449	￦	272	￦	1	￦	4,720
Financial institutions (3)		1,316		22		—		1,338
Corporate (4)		6,213		285		—		6,498
Asset-backed securities		278		3		—		281

Total held-to-maturity financial assets	￦	12,256	￦	582	￦	1	￦	12,837

	As of December 31, 2013
	Amortized Cost		Gross Unrealized Gain		Gross Unrealized Loss		Fair Value
	(in billions of Won)
Available-for-sale financial assets:
Debt securities
Korean treasury securities and government agencies	￦	6,910	￦	30	￦	14	￦	6,926
Financial institutions (1)		5,771		15		4		5,782
Corporate (2)		4,948		57		7		4,998
Asset-backed securities		1,208		2		2		1,208
Others		19		—		—		19

Subtotal		18,856		104		27		18,933
Equity securities		2,092		823		16		2,899

Total available-for-sale financial assets	￦	20,948	￦	927	￦	43	￦	21,832

Held-to-maturity financial assets:
Korean treasury securities and government agencies	￦	4,357	￦	180	￦	—	￦	4,537
Financial institutions (3)		893		9		—		902
Corporate (4)		7,400		180		—		7,580
Asset-backed securities		367		1		—		368

Total held-to-maturity financial assets	￦	13,017	￦	370	￦	—	￦	13,387

(1)

Includes debt securities issued by the Bank of Korea, Korea Development Bank, Korea Finance Corporation and Industrial Bank of Korea in the aggregate amount of ￦3,601 billion as of December 31, 2011, ￦5,702 billion as of December 31, 2012 and ￦4,463 billion as of December 31, 2013. These financial institutions are controlled by the Korean government.

(2)

Includes debt securities issued by Korea Electric Power Corporation, which is controlled by the Korean government, in the amount of ￦344 billion as of December 31, 2011, ￦393 billion as of December 31, 2012 and ￦143 billion as of December 31, 2013.

(3)

Includes debt securities issued by the Bank of Korea, Korea Development Bank, Korea Finance Corporation and Industrial Bank of Korea in the aggregate amount of ￦405 billion as of December 31, 2011, ￦986 billion as of December 31, 2012 and ￦519 billion as of December 31, 2013. These financial institutions are controlled by the Korean government.

(4)

Includes debt securities issued by Korea Electric Power Corporation, which is controlled by the Korean government, in the amount of ￦483 billion as of December 31, 2011, ￦432 billion as of December 31, 2012 and ￦545 billion as of December 31, 2013.

Derivatives Trading

Until the full-scale launch of our derivatives operations in mid-1999, we had been engaged in limited volumes of derivatives trading, mostly on behalf of our customers. Since then, our trading volume significantly increased to ￦174,358 billion in 2011 and to ￦195,879 billion in 2012 but decreased slightly to ￦194,307 billion in 2013. Our net trading revenue from derivatives for the year ended December 31, 2011, 2012 and 2013 was ￦906 billion, ￦456 billion and ￦544 billion, respectively.

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

The following shows the estimated fair value of our derivatives as of December 31, 2011, 2012 and 2013:

	As of December 31,
	2011				2012				2013
	Estimated Fair Value Assets		Estimated Fair Value Liabilities		Estimated Fair Value Assets		Estimated Fair Value Liabilities		Estimated Fair Value Assets		Estimated Fair Value Liabilities
	(in billions of Won)
Foreign exchange derivatives (1)	￦	1,450	￦	1,087	￦	846	￦	943	￦	938	￦	996
Interest rate derivatives (1)		796		737		1,100		1,040		766		731
Equity derivatives		200		220		74		68		47		50
Credit derivatives		—		—		—		—		—		—
Commodity derivatives		1		—		—		—		—		—
Others (1)		2		15		71		4		68		18

Total	￦	2,449	￦	2,059	￦	2,091	￦	2,055	￦	1,819	￦	1,795

(1)	Includes those for trading purposes and hedging purposes.

The following table shows certain information related to our derivatives designated as fair value hedges for the years ended December 31, 2011, 2012 and 2013:

	Year Ended December 31,
	2011						2012							2013
	Derivatives		Hedged Items		Hedge Ineffectiveness		Derivatives		Hedged Items		Hedge Ineffectiveness			Derivatives		Hedged Items		Hedge Ineffectiveness
	(in billions of Won)
Foreign exchange derivatives	￦	67	￦	(48)	￦	19	￦	(58)	￦	74	￦	16		￦	(11)	￦	36	￦	25
Interest rate derivatives		23		(19)		4		32		(25)		7			(29)		37		8
Other derivatives		19		(18)		1		11		(11)		—			(8)		8		—

Total	￦	109	￦	(85)	￦	24	￦	(15)	￦	38	￦	23	￦		(48)	￦	81	￦	33

The following table shows certain information related to our derivatives designated as cash flow hedges for the years ended December 31, 2011, 2012 and 2013:

	Year Ended December 31,
	2011						2012						2013
	Derivatives		Effective Portion		Ineffective Portion		Derivatives		Effective Portion		Ineffective Portion		Derivatives		Effective Portion		Ineffective Portion
	(in billions of Won)
Foreign exchange derivatives	￦	23	￦	23	￦	—	￦	(22)	￦	(22)	￦	—	￦	(5)	￦	(5)	￦	—
Interest rate derivatives		(1)		(1)		—		(5)		(5)		—		2		2		—

Total	￦	22	￦	22	￦	—	￦	(27)	￦	(27)	￦	—	￦	(3)	￦	(3)	￦	—

Asset Securitization Transactions

We are active in the Korean asset-backed securities market. Based on our diverse experience with respect to product development and management capabilities relating to asset securitization, we offer customers a wide range of financial products and participate in various asset securitization transactions, including through our subsidiary KB Investment & Securities, to reinforce our position as a leading financial services provider with respect to the asset securitization market. We were involved in asset securitization transactions with an initial aggregate issue amount of ￦1,380 billion in 2011, ￦5,040 billion in 2012 and ￦7,296 billion in 2013, all of which were public offerings of asset-backed securities. Most of these securities were sold to institutional investors through Korean securities houses.

Call Loans

We make call loans and borrow call money in the short-term money market. Call loans are defined as short-term lending among banks and financial institutions either in Won or in foreign currencies with maturities of 90 days or less. Typically, call loans have maturities of one day. As of December 31, 2013, we had made call loans of ￦3,206 billion and borrowed call money of ￦2,648 billion, compared to ￦2,534 billion and ￦2,597 billion, respectively, as of December 31, 2012, and ￦3,682 billion and ￦1,141 billion, respectively, as of December 31, 2011.

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

In 2013, we generated investment banking revenue of ￦151 billion, consisting of ￦24 billion of interest income and ￦127 billion of fee income.

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

The table below sets forth certain information regarding our foreign currency assets and borrowings:

	As of December 31,
	2011		2012		2013
	(in millions of US$)
Total foreign currency assets	US$	16,539	US$	14,459	US$	14,989
Foreign currency borrowings:
Debts		8,307		7,087		6,637
Debentures		3,409		2,974		3,123

Total borrowings	US$	11,716	US$	10,061	US$	9,760

The table below sets forth our overseas subsidiaries, branches and representative office currently in operation as of December 31, 2013:

Business Unit(1)	Location
Subsidiaries
Kookmin Bank Cambodia PLC	Cambodia
Kookmin Bank (China) Ltd.	China
Kookmin Bank Hong Kong Ltd.	Hong Kong
Kookmin Bank International Ltd.	United Kingdom
Branches
Kookmin Bank (China) Ltd., Beijing Branch	China
Kookmin Bank (China) Ltd., Guangzhou Branch	China
Kookmin Bank (China) Ltd., Harbin Branch	China
Kookmin Bank (China) Ltd., Suzhou Branch	China
Kookmin Bank, Osaka Branch	Japan
Kookmin Bank, Tokyo Branch	Japan
Kookmin Bank, Auckland Branch	New Zealand
Kookmin Bank, New York Branch	United States
Kookmin Bank, Ho Chi Minh City Branch	Vietnam
Kookmin Bank Cambodia PLC, Toul Kork Branch	Cambodia
Representative Office
Kookmin Bank, Mumbai Representative Office	India
Kookmin Bank, Yangon Representative Office	Myanmar
Kookmin Bank, Hanoi Representative Office	Vietnam

(1)	Does not include subsidiaries and branches in liquidation or dissolution.

Our overseas branches and subsidiaries principally provide Korean companies and nationals in overseas markets with trade financing, local currency funding and foreign exchange services, in conjunction with the operations of our headquarters.

In March 2008, we entered into agreements to acquire shares of JSC Bank CenterCredit, a Kazakhstan bank, and acquired an initial equity stake of 29,972,840 common shares (equal to 23.0% of the then-outstanding voting shares) for approximately ￦528 billion in August 2008. Pursuant to the terms of such agreements, we acquired an aggregate of 14,163,836 additional common shares of JSC Bank CenterCredit in November and December 2008. In addition, in September 2009, we entered into agreements with International Finance Corporation and certain shareholders of JSC Bank CenterCredit pursuant to which we acquired 3,886,574 additional common shares and 36,561,465 non-voting convertible preferred shares of JSC Bank CenterCredit in January and February 2010. As of December 31, 2013, we held 29.6% of the outstanding common shares of JSC Bank CenterCredit. Our investment in JSC Bank CenterCredit is accounted for under the equity method from the initial acquisition date and we applied the purchase method to account for each acquisition.

In May 2009, we acquired 132,600 common shares of Khmer Union Bank, a Cambodian bank, for approximately ￦10 billion. As a result, we acquired 51% of the voting rights in Khmer Union Bank, which was renamed Kookmin Bank Cambodia PLC. In December 2010, July 2012 and June 2013, we acquired additional 37,602 common shares, 125,592 common shares and 24,206 common shares of Kookmin Bank Cambodia PLC, respectively. As of December 31, 2013, we held 100.0% of the outstanding common shares of Kookmin Bank Cambodia PLC. We applied the purchase method to account for the initial acquisition of Kookmin Bank Cambodia PLC in May 2009. The subsequent acquisitions in December 2010, July 2012 and June 2013 were accounted for as equity transactions.

Trustee and Custodian Services Relating to Investment Trusts and Other Functions

We act as a trustee for 64 financial investment companies with a collective investment license, which invest in investment assets using funds raised by the sale of beneficiary certificates of investment trusts to investors. We also act as custodian for 155 financial institutions and as fund administrator for 46 financial institutions with respect to various investments, as well as acting as settlement agent in connection with such services. We receive a fee for acting in these capacities and generally perform the following functions:

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

For the year ended December 31, 2013, our fee income from our trustee and custodian services was ￦23 billion and revenue collected as a result of administration of the underlying investments was ￦6 billion.

Other Businesses

Trust Account Management Services

Money Trust Management Services

We provide trust account management services for both specified money trusts and unspecified money trusts. We receive fees for our trust account management services consisting of basic fees that are based upon a percentage of either the net asset value of the assets or the principal under management and, for certain types of trust account operations, performance fees that are based upon the performance of the trust account operations. In 2013, our basic fees ranged from 0.1% to 2.0% of total assets under management depending on the type of trust account. We also charge performance fees with respect to certain types of trust account products. We receive penalty payments when customers terminate their trust accounts prior to the original contract maturity.

We currently provide trust account management services for 20 types of money trusts. The money trusts we manage are generally trusts with a fixed maturity. Approximately 7.4% of our money trusts also provide periodic payments of dividends which are added to the assets held in such trusts and not distributed.

Under Korean law, the assets of our trust accounts are segregated from our banking account assets and are not available to satisfy the claims of any of our potential creditors. We are, however, permitted to deposit surplus funds generated by trust assets into our banking accounts.

As of December 31, 2013, the total balance of our money trusts was ￦23,912 billion (as calculated in accordance with Statement of Korea Accounting Standard No. 5004, Trust Accounts, and the Enforcement Regulations of Financial Investment Services under the Financial Investment Services and Capital Markets Act, which we refer to as an “SKAS basis”). As for unspecified money trust accounts, we have investment discretion over all money trusts, which are pooled and managed jointly for each type of trust account. Specified money trust accounts are established on behalf of individual customers who direct our investment of trust assets.

The following table shows the balances of our money trusts by type as of the dates indicated. Under IFRS, commencing in 2013, we consolidate trust accounts for which we guarantee both the repayment of the principal amount and a fixed rate of interest as well as trust accounts for which we guarantee only the repayment of the principal amount.

	As of December 31,
	2011		2012		2013
	(in billions of Won)
Principal and interest guaranteed trusts (1)	￦	0.2	￦	0.2	￦	0.2
Principal guaranteed trusts (1)		2,892		2,919		3,070
Performance trusts (1)(2)		15,304		18,066		20,842

Total	￦	18,196	￦	20,985	￦	23,912

(1)	Calculated on an SKAS basis.
(2)	Trusts which are primarily non-guaranteed.

The balance of our money trusts increased 31.4% between December 31, 2011 and December 31, 2013. As of December 31, 2013, the trust assets we managed consisted principally of securities investments and loans from the trust accounts. As of December 31, 2013, on an SKAS basis, our trust accounts had invested in securities in the aggregate amount of ￦11,686 billion, of which ￦10,119 billion was debt securities and derivative-linked securities. Securities investments consist of government-related debt securities, corporate debt securities, including bonds and commercial paper, equity securities, derivative-linked securities and other securities. Loans made by our trust account operations are similar in type to the loans made by our bank account operations. As of December 31, 2013, on an SKAS basis, our trust accounts had made loans in the principal amount of ￦160 billion (excluding loans from the trust accounts to our banking accounts of ￦1,396 billion), which accounted for 0.7% of our money trust assets. Loans by our money trusts are subject to the same credit approval process as loans from our banking accounts. As of December 31, 2013, substantially all loans from our money trust accounts were collateralized or guaranteed.

Our money trust accounts also invest, to a lesser extent, in equity securities, including beneficiary certificates issued by financial investment companies with a collective investment license. On an SKAS basis, as of December 31, 2013, equity securities in our money trust accounts amounted to ￦1,567 billion, which accounted for 6.4% of our total money trust assets. Of this amount, ￦1,522 billion was from specified money trusts and ￦45 billion was from unspecified money trusts.

We continue to offer pension-type money trusts that provide a guarantee of the principal amount of the investment. On an SKAS basis, as of December 31, 2013, the balance of the money trusts for which we guaranteed the principal was ￦3,070 billion.

If the income from a money trust for which we provide a guarantee is less than the amount of the payments we have guaranteed, we will need to pay the amount of the shortfall with funds from special reserves maintained with respect to trust accounts followed by basic fees from that money trust and funds from our general banking operations. In 2011, 2012 and 2013, we made no payment from our banking accounts to cover shortfalls in our guaranteed trusts. On an SKAS basis, we derived trust fees with regard to trust account management services (including those fees related to property trust management services) of ￦126 billion in 2011, ￦136 billion in 2012 and ￦131 billion in 2013.

Property Trust Management Services

We also offer property trust management services, where we manage non-cash assets in return for a fee. Non-cash assets include mostly securities, but can also include other liquid receivables and real estate. Under these arrangements, we render custodial services for the property in question and collect fee income in return.

In 2013, our property trust fees ranged from 0.001% to 0.3% of total assets under management depending on the type of trust accounts. On an SKAS basis, as of December 31, 2013, the aggregate balance of our property trusts increased to ￦1,377 billion, compared to ￦1,171 billion as of December 2012 and ￦1,354 billion as of December 31, 2011.

Under IFRS, the property trusts are not consolidated within our financial statements.

Investment Trust Management

Through KB Asset Management, we offer investment trust products to customers and manage the funds invested by them in investment trusts. As of December 31, 2013, KB Asset Management had ￦25,805 billion of assets under management.

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

In February 2013, the Ministry of Land, Infrastructure and Transport (formerly the Ministry of Land, Transport and Maritime Affairs) designated us as one of the managers of the National Housing Fund. During the five years preceding such designation, we chose not to participate in the bidding process to become a designated manager of the National Housing Fund and only managed pre-existing Fund accounts. In return for managing such pre-existing Fund accounts, we received quarterly fund management fees, calculated based on activity levels for the relevant quarter. In 2013, we received total fees of ￦28 billion for managing the National Housing Fund, compared to ￦28 billion in 2012 and ￦172 billion in 2011 (of which ￦137 billion related to accrued but previously unpaid fees for the period from January 2007 to June 2010).

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

Currently, our bancassurance business has alliances with 17 life insurance companies (including our subsidiary, KB Life Insurance) and nine non-life insurance companies and offers 66 different products through our branch network. These products are composed of 43 types of life insurance policies such as annuities, savings insurance and variable life insurance, and 23 types of non-life insurance products. In 2013, our commission income from our bancassurance business amounted to ￦135 billion.

Distribution Channels

Banking Branch Network

As of December 31, 2013, Kookmin Bank operated a network of 1,207 branches and sub-branches in Korea, which was one of the largest branch networks among Korean commercial banks. An extensive branch network is important to attracting and maintaining retail customers, who use branches extensively and value convenience. We believe that our extensive branch network in Korea and retail customer base provide us with a source of stable and relatively low cost funding. Approximately 36.7% of our branches and sub-branches are located in Seoul, and approximately 23.4% of our branches are located in the six next largest cities. The following table presents the geographical distribution of our branch network in Korea as of December 31, 2013:

Area	Number of Branches	Percentage
Seoul	443	36.7%
Six largest cities (other than Seoul)	283	23.4
Other	481	39.9

Total	1,207	100.0%

In addition, we have continued to implement the specialization of our branch functions. Of our branch network as of December 31, 2013, we had eight branches that primarily handled large corporate banking.

In order to support our branch network, we have established an extensive network of ATMs, which are located in branches and in unmanned outlets known as “autobanks.” As of December 31, 2013, we had 9,490 ATMs.

We have actively promoted the use of these distribution outlets in order to provide convenient service to customers, as well as to maximize the marketing and sales functions at the branch level, reduce employee costs and improve profitability. The following table sets forth information, for the periods indicated, regarding the number of transactions and the fee revenue of our ATMs:

	For the Year Ended December 31,
	2011		2012		2013
Number of transactions (millions)		688		640		606
Fee revenue (in billions of Won)	￦	74	￦	58	￦	56

Other Distribution Channels

The following table sets forth information, for the periods indicated, on the number of users and transactions and the fee revenue of the other distribution channels for our retail and corporate banking customers, which are discussed below:

	For the Year Ended December 31,
	2011		2012		2013
Internet banking:
Number of users (1)		12,262,689		14,049,444		15,634,113
Number of transaction (thousands)		3,517,163		4,117,653		5,024,132
Fee revenue (in millions of Won)	￦	27,715	￦	28,374	￦	28,538
Phone banking:
Number of users (2)		4,607,803		4,766,251		4,870,204
Number of transaction (thousands)		250,265		213,941		183,434
Fee revenue (in millions of Won)	￦	12,284	￦	13,297	￦	13,817

(1)	Number of users is defined as the total cumulative number of persons who have registered through our branch offices to use our Internet banking services.
(2)	Number of users is defined as the total cumulative number of persons who have registered through our branch offices to use our phone banking services.

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

Mobile & Smartphone Banking

Our mobile and smartphone banking services allow customers to use mobile phones and devices, such as smartphones, to conduct a number of financial transactions, including basic banking and investment activities. There are currently three major mobile phone service providers in Korea, SK Telecom, KT and LG U+, and we provide our services in association with all three. Our mobile and smartphone banking services currently include:

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

In addition, the Korean financial industry is undergoing significant consolidation. A number of significant mergers and acquisitions in the industry have taken place in Korea during the last five years, including the establishment of financial holding companies, which have reduced the number of nationwide commercial banks in Korea from 16 as of December 31, 1997, to seven banks and six financial holding companies as of December 31, 2013. Furthermore, a number of significant mergers and acquisitions in the industry have taken place in Korea over the past decade, including the acquisition of Koram Bank by an affiliate of Citibank in 2004, Standard Chartered Bank’s acquisition of Korea First Bank in April 2005, Chohung Bank’s merger with Shinhan Bank in April 2006 and Hana Financial Group’s acquisition of a controlling interest in Korea Exchange Bank in February 2012. We expect that consolidation in the financial industry will continue. In particular, the Korean government is in the process of disposing of or reducing its controlling interest in Woori Finance Holdings Co., Ltd. (the financial holding company of Woori Bank), which involves sales of its subsidiaries. Other financial institutions may seek to acquire or merge with such entities, and the financial institutions resulting from this consolidation may, by virtue of their increased size and business scope, provide significantly greater competition for us. We intend to review potential acquisition opportunities as they arise. We cannot guarantee that we will not be involved in any future mergers or acquisitions.

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

In 2013, we spent approximately ￦412 billion for our IT systems, including expenses related to the construction of new IT systems, implementation of hardware and software technologies and other new systems. As of December 31, 2013, we employed a total of 879 full-time employees in our IT operations.

Assets and Liabilities

The tables below set out selected financial highlights regarding our banking operations and individual assets and liabilities. Except as otherwise indicated, (i) amounts as of and for the years ended December 31, 2010, 2011, 2012 and 2013 are presented on a consolidated basis under IFRS, and (ii) amounts as of and for the year ended December 31, 2009 are presented on a consolidated basis under U.S. GAAP and are not comparable to information prepared in accordance with IFRS.

Loan Portfolio

As of December 31, 2013, our total loan portfolio was ￦221,862 billion compared to ￦216,914 billion as of December 31, 2012 and ￦215,555 billion as of December 31, 2011. As of December 31, 2013, 94.6% of our total loans were Won-denominated loans compared to 94.4% as of December 31, 2012 and 93.2% as of December 31, 2011.

Loan Types

The following table presents loans by type as of the dates indicated under IFRS. Except where we specify otherwise, all loan amounts stated below are before deduction of allowances for loan losses. Total loans reflect our loan portfolio, including past due amounts.

	As of December 31,
	2010		2011		2012		2013
	(in billions of Won)
Domestic:
Corporate
Small- and medium-sized enterprise	￦	65,132	￦	68,730	￦	70,471	￦	71,045
Large corporate (1)		23,143		28,509		29,212		29,489
Retail
Mortgage and home equity		71,715		75,580		74,463		77,969
Other consumer		27,281		28,275		28,969		29,675
Credit cards		12,413		12,421		11,874		11,784

Total domestic		199,684		213,515		214,989		219,962
Foreign		1,693		2,040		1,925		1,900

Total gross loans	￦	201,377	￦	215,555	￦	216,914	￦	221,862

(1)

Large corporate loans include ￦53 billion, ￦35 billion, ￦33 billion and ￦132 billion of loans to the Korean government and government related agencies (including the Korea Deposit Insurance Corporation) as of December 31, 2010, 2011, 2012 and 2013, respectively.

The following table presents loans by type as of the date indicated under U.S. GAAP. Except where we specify otherwise, all loan amounts stated below are before deduction of allowances for loan losses. Total loans reflect our loan portfolio, including past due amounts.

As of December 31,
2009
(in billions of Won)
Domestic:
Corporate
Commercial and industrial (1)	￦ 74,611
Construction	8,097
Other corporate	2,178
Retail
Mortgage and home equity	70,678
Other consumer	26,949
Credit cards	11,368

Total domestic	193,881
Foreign:	2,344

Total gross loans	￦ 196,225

(1)	Commercial and industrial loans include ￦29 billion of loans to the Korean government and government related agencies (including the Korea Deposit Insurance Corporation) as of December 31, 2009.

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

20 Largest Exposures by Borrower

As of December 31, 2013, our 20 largest exposures totaled ￦11,351 billion and accounted for 4.1% of our total exposures. The following table sets forth, as of December 31, 2013, our total exposures to these top 20 borrowers or issuers:

	Loans								Guarantees and Acceptances				Amounts Classified as Impaired Loans
Company (1)	Won Currency		Foreign Currency		Equity Securities		Debt Securities				Total Exposures
	(in billions of Won)
Hyundai Heavy Industries Co., Ltd.	￦	—	￦	59	￦	10	￦	—	￦	1,493	￦	1,562	￦	—
POSCO		—		124		570		235		—		929		—
Daewoo Shipbuilding & Marine Engineering Co., Ltd.		—		184		1		10		722		917		—
Hyundai Steel Company		408		300		2		31		42		783		—
Mizuho Bank, Ltd.		—		739		—		—		—		739		—
National Agricultural Cooperative Federation		—		—		—		671		—		671		—
Hyundai Capital Services Inc.		340		—		—		223		—		563		—
GS Caltex Corporation		—		55		—		131		325		511		—
Daewoo International Corporation		—		199		—		21		239		459		—
Samsung Heavy Industries Co., Ltd.		—		—		—		10		443		453		—
Woori Bank		—		222		6		224		—		452		—
Hyundai Securities Co., Ltd.		—		400		36		—		—		436		—
Samsung Everland Inc.		373		—		—		29		—		402		—
Industrial and Commercial Bank of China Ltd.		—		372		—		—		—		372		—
Korean Air Lines Co., Ltd.		—		80		5		23		263		371		—
LG Electronics Inc.		340		—		4		16		—		360		—
Bank of Communications Ltd.		—		359		—		—		—		359		—
Korea Exchange Bank		—		148		—		193		—		341		—
SK Energy Co., Ltd.		—		182		—		50		106		338		—
SH Corporation		—		—		—		333		—		333		—

Total	￦	1,461	￦	3,423	￦	634	￦	2,200	￦	3,633	￦	11,351	￦	—

(1)

Excludes exposures to government-owned or -controlled enterprises or financial institutions, including Bank of Korea, Korea Housing Finance Corporation, Korea Land & Housing Corporation, Korea Deposit Insurance Corporation and Korea Development Bank.

As of December 31, 2013, 12 of these top 20 borrowers or issuers were companies belonging to the 30 largest chaebols in Korea designated as such by the Financial Supervisory Service based on their outstanding exposures.

Exposure to Chaebols

As of December 31, 2013, 6.9% of our total exposure was to the 30 largest chaebols in Korea designated as such by the Financial Supervisory Service based on their outstanding exposures. The following table shows, as of December 31, 2013, our total exposures to the ten chaebol groups to which we have the largest exposure:

	Loans				Equity Securities		Debt Securities		Guarantees and Acceptances		Total Exposures		Amounts Classified as Impaired Loans
Chaebol	Won Currency		Foreign Currency
	(in billions of Won)
Hyundai Motors (1)	￦	867	￦	440	￦	13	￦	517	￦	538	￦	2,375	￦	—
Samsung (2)		648		256		41		381		781		2,107		—
Hyundai Heavy Industries (3)		17		97		70		10		1,866		2,060		—
POSCO (4)		161		336		637		276		437		1,847		—
SK (5)		215		584		284		369		329		1,781		—
LG (6)		742		293		19		55		13		1,122		—
GS (7)		126		128		4		197		534		989		—
Daewoo Shipbuilding & Marine Engineering (8)		38		184		1		10		723		956		—
Hanwha (9)		578		50		10		12		59		709		—
Lotte (10)		233		44		25		320		44		666		—

Total	￦	3,625	￦	2,412	￦	1,104	￦	2,147	￦	5,324	￦	14,612	￦	—

(1)	Includes principally Hyundai Steel Company, Hyundai Capital Services Inc. and Hyundai-Rotem Co.
(2)	Includes principally Samsung Heavy Industries Co., Ltd., Samsung Everland Inc. and Samsung C&T Corporation.
(3)	Includes principally Hyundai Heavy Industries Co., Ltd., Hyundai Mipo Dockyard Co., Ltd. and Hyundai Samho Heavy Industries Co., Ltd.
(4)	Includes principally POSCO, Daewoo International Corporation and POSCO Energy Co., Ltd.
(5)	Includes principally SK Energy Co., Ltd., SK C&C Co., Ltd. and SK Engineering & Construction Co., Ltd.
(6)	Includes principally LG Electronics Inc., LG Display Co., Ltd. and LG Innotek Co., Ltd.
(7)	Includes principally GS Caltex Corporation, GS Engineering & Construction Corporation and GS Power Co., Ltd.
(8)	Includes principally Daewoo Shipbuilding & Marine Engineering Co., Ltd., DSME Construction Co., Ltd. and Shinhan Machinery Co., Ltd.
(9)	Includes principally Hanwha Engineering & Construction Corp., Hanwha Corporation and Hanwha Galleria Co., Ltd.
(10)	Includes principally Lotte Card Co., Ltd., Lotte Engineering & Construction Co., Ltd. and Lotte Capital Co., Ltd.

Loan Concentration by Industry

The following table presents the aggregate balance of our domestic and foreign corporate loans, by industry concentration, as of December 31, 2011, 2012 and 2013:

	As of December 31,
	2011			2012			2013
Industry	Amount		%	Amount		%	Amount		%
	(in billions of Won, except percentages)
Services	￦	36,306	36.6%	￦	38,650	38.1%	￦	38,375	37.5%
Manufacturing		31,763	32.0		31,320	30.8		31,161	30.5
Wholesale and retail		15,639	15.8		15,124	14.9		13,874	13.6
Financial institutions		5,839	5.9		7,291	7.2		10,524	10.3
Construction		5,675	5.7		4,689	4.6		4,428	4.3
Public sector		311	0.3		520	0.5		655	0.6
Others		3,675	3.7		3,941	3.9		3,318	3.2

Total	￦	99,208	100.0%	￦	101,535	100.0%	￦	102,335	100.0%

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

The following table sets out the scheduled maturities (time remaining until maturity) of our loan portfolio as of December 31, 2013. The amounts disclosed are before deduction of allowances for loan losses:

	1 Year or Less		Over 1 Year But Not More Than 5 Years		Over 5 Years		Total
	(in billions of Won)
Domestic:
Corporate
Small- and medium-sized enterprises	￦	53,215	￦	12,406	￦	5,424	￦	71,045
Large corporate		21,170		5,471		2,848		29,489

Total corporate		74,385		17,877		8,272		100,534
Retail
Mortgage and home equity		7,675		6,108		64,186		77,969
Other consumer		18,778		7,427		3,470		29,675

Total retail		26,453		13,535		67,656		107,644
Credit cards		10,568		1,000		216		11,784

Total domestic		111,406		32,412		76,144		219,962
Foreign:		1,417		414		69		1,900

Total gross loans	￦	112,823	￦	32,826	￦	76,213	￦	221,862

Interest Rate Sensitivity

The following table shows, as of December 31, 2013, the total amount of loans due after one year, which have fixed interest rates and variable or adjustable interest rates:

	As of December 31, 2013
	(in billions of Won)
Fixed rate (1)	￦	17,378
Variable or adjustable rates (2)		91,661

Total gross loans	￦	109,039

(1)	Fixed rate loans are loans for which the interest rate is fixed for the entire term.
(2)	Variable or adjustable rate loans are loans for which the interest rate is not fixed for the entire term.

For additional information regarding our management of interest rate risk, see “Item 11. Quantitative and Qualitative Disclosures about Market Risk—Market Risk Management—Market Risk Management for Non-Trading Activities.”

Credit Exposures to Companies in Workout, Restructuring or Rehabilitation

Workout is a voluntary procedure through which we, together with the borrower and other creditors, restore the borrower’s financial stability and viability. Previously, workouts were regulated under the prior Corporate Restructuring Promotion Act, which expired on December 31, 2013. In December 2013, the National Assembly of Korea adopted another Corporate Restructuring Promotion Act, or the New Corporate Restructuring

Promotion Act, which became effective on January 1, 2014. Workouts that had been initiated under the Corporate Restructuring Promotion Act are also governed by the New Corporate Restructuring Promotion Act effective from January 1, 2014. Under the New Corporate Restructuring Promotion Act, which is similar to the Corporate Restructuring Promotion Act, all creditor financial institutions of a financially troubled borrower are required to participate in a creditors’ committee which is authorized to prohibit such creditor financial institutions from exercising their rights against the borrower, commencing workout procedures or approving a reorganization plan prepared by the borrower. Any decision of the creditors’ committee requires the approval of creditor financial institutions holding not less than 75% of the total debt outstanding of a borrower. An additional approval of creditor financial institutions holding not less than 75% of the secured debt is required with respect to the borrower’s debt restructuring. Once approved, any decision made by the creditors’ committee is binding on all the creditor financial institutions of the borrower. Creditor financial institutions that voted against commencement of workout, debt restructuring or granting of new credit have the right to request the creditor financial institutions that voted in favor of such matters to purchase their claims at a mutually agreed price. In the event that the parties are not able to agree on the terms of purchase, a coordination committee consisting of experts would determine the terms. The creditor financial institutions that oppose a decision made by the coordination committee may request a court to change such decision. The New Corporate Restructuring Promotion Act is scheduled to expire on December 31, 2015.

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

A portion of our loans to and debt securities of corporate customers are currently in workout, restructuring or rehabilitation. As of December 31, 2013, ￦916 billion or 0.4% of our total loans and debt securities were in workout, restructuring or rehabilitation. This included ￦487 billion of loans to and debt securities of large corporate borrowers and ￦429 billion of loans to and debt securities of small- and medium-sized enterprises.

The following table shows, as of December 31, 2013, our ten largest exposures that were in workout, restructuring or rehabilitation:

	Loans								Guarantees and Acceptances				Amounts Classified as Impaired Loans
Company	Won Currency		Foreign Currency		Equity Securities		Debt Securities				Total Exposures
	(in billions of Won)
Kumho Tire Co., Inc.	￦	23	￦	27	￦	95	￦	—	￦	8	￦	153	￦	—
Orient Shipyard Co., Ltd.		87		2		—		—		62		151		89
Kumho Industrial Co., Ltd.		58		—		8		—		24		90		58
Dongmoon Construction Co., Ltd.		66		—		—		—		—		66		66
Ssangyong Engineering & Construction Co., Ltd.		47		—		—		—		—		47		47
Samho International Co., Ltd.		33		—		6		6		—		45		33
Dongil Construction Co., Ltd.		42		—		—		—		—		42		42
Hyundai Cement Co., Ltd.		24		2		—		—		—		26		26
Oriental Precision & Engineering Co., Ltd.		2		—		18		—		—		20		2
Chinhung International Inc.		17		—		—		—		—		17		17

Total	￦	399	￦	31	￦	127	￦	6	￦	94	￦	657	￦	380

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

We generally consider the following loans to be impaired loans:

•	loans that are past due by 90 days or more;

•	loans that are subject to legal proceedings related to collection;

•	loans to a borrower that has received a warning from the Korea Federation of Banks indicating that such borrower has exhibited difficulties in making timely payments of principal and interest;

•	loans to corporate borrowers that are rated C or D according to Kookmin Bank’s internal credit ratings for large companies or small-and medium-sized enterprises;

•	loans for which account-specific provisions have been made resulting from a significant perceived decline in credit quality; and

•	loans with respect to which the amount of principal and interest payable has been materially decreased due to restructuring.

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

Loan Aging Schedule

The following table shows our loan aging schedule (excluding accrued interest) as of the dates indicated under IFRS:

As of December 31,	Normal Amount		%	Amount Past Due 1-3 Months		%	Amount Past Due 3-6 Months		%	Amount Past Due 6 Months or More		%	Total Amount
	(in billions of Won, except percentages)
2010	￦	199,013	98.8%	￦	752	0.4%	￦	608	0.3%	￦	1,004	0.5%	￦	201,377
2011		213,515	99.0		860	0.4		327	0.2		853	0.4		215,555
2012		214,489	98.9		819	0.4		532	0.2		1,074	0.5		216,914
2013		219,777	99.1		664	0.3		426	0.2		995	0.4		221,862

Non-Accrual Loans and Past Due Accruing Loans

We generally consider impaired loans to be non-accrual loans. However, we exclude from non-accrual status and continue to accrue interest on loans that are fully secured by cash on deposit or on which there are financial guarantees from the government, Korea Deposit Insurance Corporation or certain financial institutions.

We no longer recognize interest on non-accrual loans from the date the loan is placed on non-accrual status. We reclassify loans as accruing when interest and principal payments are up-to-date and future payments of principal and interest are reasonably assured. We generally do not recognize interest income on non-accrual loans unless collected.

Interest foregone is the interest due on non-accrual loans that has not been accrued in our books of account. For the year ended December 31, 2013, we would have recorded gross interest income of ￦332 billion compared to ￦309 billion for the year ended December 31, 2012, ￦336 billion for the year ended December 31, 2011 and ￦328 billion for the year ended December 31, 2010, in each case under IFRS, on loans accounted for on a non-accrual basis throughout the year, or since origination for loans held for part of the year, had we not foregone interest on those loans. The amount of interest income on those loans that was included in our profit for the years ended December 31, 2010, 2011, 2012 and 2013 under IFRS was ￦194 billion, ￦192 billion, ￦187 billion and ￦206 billion, respectively.

The following table shows, as of the dates indicated, the amount of loans that were placed on a non-accrual basis and accruing loans under IFRS which were past due 90 days or more. The category “accruing but past due 90 days” includes loans which are still accruing interest but on which principal or interest payments are contractually past due 90 days or more.

	As of December 31,
	2010		2011		2012		2013
	(in billions of Won)
Loans accounted for on a non-accrual basis
Corporate	￦	2,466	￦	2,021	￦	1,851	￦	2,220
Consumer		1,012		1,200		1,290		1,253

Sub-total		3,478		3,221		3,141		3,473

Accruing loans which are contractually past due 90 days or more as to principal or interest
Corporate		5		4		84		98
Consumer		28		45		97		116

Sub-total		33		49		181		214

Total	￦	3,511	￦	3,270	￦	3,322	￦	3,687

Under U.S. GAAP, we generally placed loans on non-accrual status when payments of interest and/or principal became past due by one day. For the year ended December 31, 2009, we would have recorded gross interest income of ￦278 billion on loans accounted for on a non-accrual basis under U.S. GAAP in accordance with the foregoing throughout the year, or since origination for loans held for part of the year, had we not foregone interest on those loans. Under U.S. GAAP, the amount of interest income on those loans that was included in our net income for the year ended December 31, 2009 was ￦193 billion.

The following table shows, as of the date indicated, the amount of loans that were placed on a non-accrual basis and accruing loans under U.S. GAAP which were past due one day or more:

As of December 31,
2009
(in billions of Won)
Loans accounted for on a non-accrual basis
Corporate	￦ 2,243
Consumer	2,124

Sub-total	4,367

Accruing loans which are contractually past due one day or more as to principal or interest
Corporate (1)	125
Consumer	124

Sub-total	249

Total	￦ 4,616

(1)	Includes accruing corporate loans which are contractually past due 90 days or more in the amount of ￦40 billion as of December 31, 2009.

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

	As of December 31,
	2009		2010		2011		2012		2013
	(in billions of Won)
Loans classified as “troubled debt restructurings”	￦	116	￦	573	￦	412	￦	465	￦	269

For 2013, interest income that would have been recorded under the original contract terms of restructured loans amounted to ￦36 billion, out of which ￦19 billion was reflected as interest income during 2013.

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

As of December 31, 2013, we had ￦2,776 billion of potential problem loans.

Other Problematic Interest Earning Assets

We have certain other interest earning assets received in connection with troubled debt restructurings that, if they were loans, would be required to be disclosed as part of the non-accrual, past due or restructuring or potential problem loan disclosures provided above. As of December 31, 2009, 2010, 2011, 2012 and 2013, we did not have any debt securities received in connection with troubled debt restructurings on which interest was past due.

Non-Performing Loans

Non-performing loans are defined as loans that are past due by 90 days or more. These loans are generally classified as “substandard” or below. For further information on the classification of non-performing loans under Korean regulatory requirements, see “—Regulatory Reserve for Credit Losses” below.

The following table shows, as of the dates indicated, certain details of our total non-performing loan portfolio under IFRS:

	As of December 31,
	2010		2011		2012		2013
	(in billions of Won, except percentages)
Total non-performing loans	￦	1,612	￦	1,180	￦	1,606	￦	1,421
As a percentage of total loans		0.8%		0.5%		0.7%		0.6%

The following table shows, as of the date indicated, certain details of our total non-performing loan portfolio under U.S. GAAP:

As of December 31,
2009
(in billions of Won, except percentages)
Total non-performing loans	￦ 1,365
As a percentage of total loans	0.7%

Analysis of Non-Performing Loans

The following table sets forth, as of the dates indicated, our total non-performing loans by type of borrower under IFRS:

	As of December 31,
	2010			2011			2012			2013
	Amount		%	Amount		%	Amount		%	Amount		%
	(in billions of Won, except percentages)
Domestic:
Corporate
Small- and medium-sized enterprise	￦	686	42.5%	￦	373	31.6%	￦	680	42.4%	￦	568	40.0%
Large corporate		241	15.0		84	7.1		97	6.0		158	11.1

Total corporate		927	57.5		457	38.7		777	48.4		726	51.1
Retail
Mortgage and home equity		478	29.7		510	43.2		625	38.9		394	27.7
Other consumer		163	10.1		132	11.2		137	8.5		152	10.7

Total retail		641	39.8		642	54.4		762	47.4		546	38.4
Credit cards		39	2.4		62	5.3		47	2.9		107	7.5
Total domestic		1,607	99.7		1,161	98.4		1,586	98.7		1,379	97.0
Foreign:		5	0.3		19	1.6		20	1.3		42	3.0

Total non-performing loans	￦	1,612	100.0%	￦	1,180	100.0%	￦	1,606	100.0%	￦	1,421	100.0%

The following table sets forth, as of the date indicated, our total non-performing loans by type of borrower under U.S. GAAP:

	As of December 31,
	2009
	Amount		%
	(in billions of Won, except percentages)
Domestic:
Corporate
Commercial and industrial	￦	899	65.8%
Construction		125	9.2
Lease financing		—	—
Other corporate		2	0.2

Total corporate		1,026	75.2
Retail
Mortgage and home equity		211	15.4
Other consumer		79	5.8

Total retail		290	21.2
Credit cards		23	1.7
Total domestic		1,339	98.1
Foreign:		26	1.9

Total non-performing loans	￦	1,365	100.0%

Top 20 Non-Performing Loans

As of December 31, 2013, our 20 largest non-performing loans accounted for 27.8% of our total non-performing loan portfolio. The following table shows, as of December 31, 2013, certain information regarding our 20 largest non-performing loans:

	Industry	Gross Principal Outstanding		Allowances for Loan Losses
	(in billions of Won)
Borrower A	Manufacturing	￦	55	￦	6
Borrower B	Construction		38		22
Borrower C	Manufacturing		29		5
Borrower D	Manufacturing		29		9
Borrower E	Manufacturing		28		28
Borrower F	Services		23		1
Borrower G	Financial institutions		22		1
Borrower H	Construction		17		4
Borrower I	Construction		17		3
Borrower J	Services		15		1
Borrower K	Others		15		1
Borrower L	Construction		15		3
Borrower M	Services		14		1
Borrower N	Services		13		1
Borrower O	Manufacturing		13		13
Borrower P	Construction		12		1
Borrower Q	Construction		11		1
Borrower R	Services		11		11
Borrower S	Others		9		—
Borrower T	Construction		9		6

Total		￦	395	￦	118

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

In addition, we use the services of our wholly-owned loan collection subsidiary, KB Credit Information Co., Ltd., which receives payments from recoveries made on charged-off loans and certain loans that are overdue for over three months (28 days on average in the case of credit card loans). KB Credit Information has over 140 employees, including legal experts and management employees. The fees that it receives are based on the amounts of non-performing and charged off loans that are recovered. In 2011, 2012 and 2013, the amount recovered was ￦468 billion, ￦589 billion and ￦473 billion, respectively.

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

Pursuant to a memorandum of understanding among the Financial Supervisory Service and seven banks, including Kookmin Bank, a private equity fund was established in June 2011 to acquire approximately ￦1.2 trillion of non-performing bank loans to construction companies in workout, restructuring or rehabilitation. The general partner of the fund is United Asset Management Corp. and the limited partners consist of the seven banks and other investors. The fund purchases non-performing bank loans at market price and the funds required to purchase such loans are contributed or lent by the same banks that sell such loans to the fund. In June 2011, we agreed to make a capital commitment of ￦148 billion and provide a ￦109 billion revolving loan facility to the fund. From June to December 2011, we contributed the entire amount of our capital commitment to the fund in connection with its purchase of ￦148 billion of non-performing loans from us. In September 2012, we agreed to increase our capital commitment to ￦241 billion. From September to December 2012, we contributed ￦44 billion to the fund. In December 2013, our revolving loan facility to the fund was decreased to ￦55 billion. We have made no additional capital commitments to the fund in 2013.

Allocation and Analysis of Allowances for Loan Losses under IFRS

The following table presents, as of the dates indicated, the allocation of our allowances for loan losses by loan type under IFRS. The ratio represents the percentage of allowances for loan losses in each category to total allowances for loan losses.

	As of December 31,
	2010			2011			2012			2013
	Amount		%	Amount		%	Amount		%	Amount		%
	(in billions of Won, except percentages)
Domestic
Corporate
Small- and medium-sized enterprise	￦	2,028	54.0%	￦	1,533	44.4%	￦	1,234	37.7%	￦	1,023	35.8%
Large corporate		863	23.0		910	26.4		999	30.6		785	27.4

Total corporate		2,891	77.0		2,443	70.8		2,233	68.3		1,808	63.2

Retail
Mortgage and home equity		88	2.3		111	3.2		123	3.8		93	3.3
Other consumer		432	11.5		524	15.2		565	17.2		486	17.0

Total retail		520	13.8		635	18.4		688	21.0		579	20.3

Credit cards		328	8.7		350	10.2		329	10.1		410	14.3
Foreign (1)		17	0.5		20	0.6		19	0.6		64	2.2

Total allowances for loan losses	￦	3,756	100.0%	￦	3,448	100.0%	￦	3,269	100.0%	￦	2,861	100.0%

(1)	Consists primarily of loans to corporations.

Our total allowances for loan losses were ￦3,756 billion as of December 31, 2010. During 2011, total allowances for loan losses decreased by ￦308 billion, or 8.2%, to ￦3,448 billion as of December 31, 2011. During 2012, total allowances for loan losses decreased by ￦179 billion, or 5.2%, to ￦3,269 billion as of December 31, 2012. During 2013, total allowances for loan losses decreased by ￦408 billion, or 12.5%, to ￦2,861 billion as of December 31, 2013.

The following table analyzes our allowances for loan losses and loan loss experience under IFRS for each of the years indicated:

	Year Ended December 31,
	2010		2011		2012		2013
	(in billions of Won, except percentages)
Balance at the beginning of the period	￦	3,269	￦	3,756	￦	3,448	￦	3,269
Changes in accounting policy (1)		—		—		—		—
Restated balance at the beginning of the period		3,269		3,756		3,448		3,269
Amounts charged against income		2,464		1,645		1,653		1,427
Sale		(193)		(240)		(105)		(84)
Gross charge-offs:
Domestic:
Corporate
Small- and medium-sized enterprise		1,541		1,274		943		691
Large corporate		55		204		260		454
Retail
Mortgage and home equity		37		20		62		134
Other consumer		237		267		391		447
Credit cards		389		413		541		404
Foreign:		20		3		—		2

Total gross charge-offs		(2,279)		(2,181)		(2,197)		(2,132)

Recoveries:
Domestic:
Corporate
Small-and medium-sized enterprise		133		162		149		145
Large corporate		1		6		9		—
Retail
Mortgage and home equity		14		13		7		22
Other consumer		114		104		97		105
Credit cards		246		204		185		141
Foreign:		4		1		3		2

Total recoveries		512		490		450		415

Net charge-offs		(1,767)		(1,691)		(1,747)		(1,717)
Other charges		(17)		(22)		20		(34)

Balance, at the end of the period	￦	3,756	￦	3,448	￦	3,269	￦	2,861

Ratio of net charge-offs during the period to average loans outstanding during the period		0.9%		0.8%		0.8%		0.8%

(1)

The amounts for 2013 reflect a change in our accounting policies pursuant to the adoption of IFRS 10, Consolidated Financial Statements, which is effective beginning in 2013. Corresponding amounts for 2012 (but not for 2011 or 2010) have been restated to retroactively apply such change. See “—Overview—Changes in Accounting Policies.”

Allocation and Analysis of Allowances for Loan Losses under U.S. GAAP

The following table presents, as of the date indicated, the allocation of our allowances for loan losses by loan type under U.S. GAAP. The ratio represents the percentage of allowances for loan losses in each category to total allowances for loan losses.

	As of December 31,
	2009
	Amount		%
	(in billions of Won, except percentages)
Domestic
Corporate
Commercial and industrial	￦	2,165	38.1%
Construction		457	4.1
Other corporate		25	1.1

Total corporate		2,647	43.3
Retail
Mortgage and home equity		125	36.0
Other consumer		336	13.7

Total retail		461	49.7
Credit cards		202	5.8
Foreign (1)		31	1.2

Total allowances for loan losses	￦	3,341	100.0%

(1)	Consists primarily of loans to corporations.

The following table analyzes our allowances for loan losses and loan loss experience under U.S. GAAP for the year indicated:

Year Ended December 31,
2009
(in billions of Won, except percentages)
Balance at the beginning of the period	￦ 3,043
Amounts charged against income	2,216
Allowance relating to loans repurchased	7
Gross charge-offs:
Domestic:
Corporate
Commercial and industrial	975
Construction	460
Other corporate	15
Retail
Mortgage and home equity	33
Other consumer	329
Credit cards	571
Foreign:	—

Total gross charge-offs	(2,383)

Recoveries:
Domestic:
Corporate
Commercial and industrial	54
Construction	10
Other corporate	1
Retail
Mortgage and home equity	12
Other consumer	125
Credit cards	256
Foreign:	—

Total recoveries	458

Net charge-offs	(1,925)

Balance at the end of the period	￦ 3,341

Ratio of net charge-offs during the period to average loans outstanding during the period	1.0%

Regulatory Reserve for Credit Losses

If our allowances for credit losses are deemed insufficient for regulatory purposes, we are required to compensate for the difference by recording a regulatory reserve for credit losses, which is segregated within our retained earnings. The level of regulatory reserve for credit losses required to be recorded is equal to the amount by which our allowances for credit losses under IFRS are less than the greater of (x) the amount of expected loss calculated using the internal ratings-based approach under Basel II and as approved by the Financial Supervisory Service and (y) the required amount of credit loss reserve calculated based on guidelines prescribed by the Financial Services Commission. As of December 31, 2013, our regulatory reserve for credit losses was ￦2,280 billion.

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

•

payments in arrears in respect of credit cards that have been overdue for a period of six months or more and have been classified as expected loss (excluding instances where there has been partial payment of the overdue balance, where a related balance is not overdue or where a charge off is not possible due to Korean regulations); and

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

With respect to credit card balances and unsecured retail loans, we follow a different process to determine which credit card balances and unsecured retail loans should be charged off, based on the length of time those loans or balances are past due. We charge off unsecured retail loans deemed to be uncollectible and credit card balances which have been overdue for a period of six months or more or which have been deemed to be uncollectible under IFRS.

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

For example, in March 2009, the Financial Services Commission requested Korean banks, including us, to establish a “pre-workout program,” including a credit counseling and recovery service, for retail borrowers with outstanding short-term debt. Under the pre-workout program, which has been in operation since April 2009, maturity extensions and/or interest reductions are provided for retail borrowers with total loans of ￦1.5 billion or less (consisting of no more than ￦500 million of unsecured loans and ￦1 billion of secured loans) who are in arrears on their payments for more than 30 days but less than 90 days or for retail borrowers with an annual income of ￦40 million or less who have been in arrears on their payments for more than 30 days on an aggregate basis for the 12 months prior to their application.

In March 2013, in order to support low income consumer borrowers experiencing difficulty in repaying their unsecured long-term debt, the Financial Services Commission announced the establishment of a “National Happiness Fund” to provide one-time relief to such borrowers by:

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

•

purchasing from certain creditors student loans of individual borrowers, which loans have been in arrears for a period of six months or more as of February 28, 2013 and, if requested by the borrower, restructuring the balance and/or extending the maturity of such loans based on the borrower’s expected ability to repay or extending the maturity of such loans until the borrower is employed; and

•

for individuals with annual income of ￦40 million or less with loans of a principal amount not exceeding ￦30 million in the aggregate and with an interest rate of 20% or higher, facilitating the refinancing of such loans at lower interest rates, provided that such loans have not been in default during the six months prior to the application for relief.

Over 3,800 Korean financial institutions and private lenders, including our subsidiaries, Kookmin Bank, KB Savings Bank and KB Kookmin Card, have signed a memorandum of understanding with the National Happiness Fund to sell eligible loans to the fund. The price and volume of such loans to be sold are subject to further negotiations between the National Happiness Fund and such financial institutions and lenders. The National Happiness Fund accepted applications from individual borrowers to participate in such relief programs until October 2013 and until January 2014 for individual borrowers of student loans from the Korea Student Aid Foundation.

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

The following table sets out the definitions of the four categories of securities we hold:

Category	Classification

Financial assets held for trading	Financial assets bought and held for trading.

Financial assets designated at fair value through profit or loss	Financial assets which were not bought and held for trading but are otherwise designated as at fair value through profit or loss.

Available-for-sale financial assets.	Non-derivative financial assets not classified as held-to-maturity, at fair value through profit or loss or loans and receivables

Held-to-maturity financial assets.	Non derivative financial assets with fixed or determinable payments and fixed maturity dates that we have the positive intent and ability to hold to maturity

See “Item 5.A. Operating Results—Critical Accounting Policies—Valuation of Securities and Financial Instruments.”

We also hold limited balances of venture capital securities, non-marketable and restricted equity securities and derivative instruments.

Carrying Amount and Market Value

The following table sets out the carrying amount and market value of securities in our securities portfolio as of the dates indicated:

	As of December 31,
	2011				2012				2013
	Carrying Amount		Market Value		Carrying Amount		Market Value		Carrying Amount		Market Value
	(in billions of Won)
Available-for-sale financial assets:
Equity securities	￦	2,643	￦	2,643	￦	2,474	￦	2,474	￦	2,899	￦	2,899
Debt securities
Korean treasury securities and government agency securities		5,989		5,989		6,256		6,256		6,926		6,926
Debt securities issued by financial institutions		6,432		6,432		7,476		7,476		5,782		5,782
Corporate debt securities		5,375		5,375		6,606		6,606		4,998		4,998
Asset-backed securities		1,757		1,757		1,399		1,399		1,208		1,208
Others		181		181		—		—		19		19

Total available-for-sale		22,377		22,377		24,211		24,211		21,832		21,832

Held-to-maturity financial assets:
Debt securities
Korean treasury securities and government agency securities		5,436		5,676		4,449		4,720		4,357		4,537
Debt securities issued by financial institutions		1,125		1,155		1,316		1,338		893		902
Corporate debt securities		6,155		6,390		6,213		6,498		7,400		7,580
Asset-backed securities		339		341		278		281		367		368

Total held-to-maturity		13,055		13,562		12,256		12,837		13,017		13,387

Financial assets at fair value through profit or loss:
Financial assets held for trading
Equity securities		412		412		876		876		1,101		1,101
Debt securities
Korean treasury securities and government agency securities		1,508		1,508		2,376		2,376		2,085		2,085
Debt securities issued by financial institutions		2,837		2,837		4,018		4,018		3,266		3,266
Corporate debt securities		586		586		1,679		1,679		1,760		1,760
Asset-backed securities		135		135		105		105		510		510
Others		111		111		114		114		205		205
Others		28		28		40		40		40		40

Sub-total		5,617		5,617		9,208		9,208		8,967		8,967

Financial assets designated at fair value through profit or loss
Equity securities		134		134		159		159		116		116
Debt securities		—		—		—		—		—		—
Derivative-linked securities		575		575		193		193		246		246

Sub-total		709		709		352		352		362		362

Total financial assets at fair value through profit or loss		6,326		6,326		9,560		9,560		9,329		9,329

Total securities	￦	41,758	￦	42,265	￦	46,027	￦	46,608	￦	44,178	￦	44,548

Maturity Analysis

The following table categorizes our debt securities by maturity and weighted average yield as of December 31, 2013:

	Within 1 Year		Weighted Average Yield (1)	Over 1 But within 5 Years		Weighted Average Yield (1)	Over 5 But within 10 Years		Weighted Average Yield (1)	Over 10 Years		Weighted Average Yield (1)	Total		Weighted Average Yield (1)
	(in billions of Won, except percentages)
Available-for-sale financial assets:
Korean treasury securities and government agencies	￦	1,570	3.89%	￦	5,119	3.56%	￦	228	3.90%	￦	9	4.35%	￦	6,926	3.64%
Debt securities issued by financial institutions		3,166	2.88		2,520	3.35		96	4.49		—	—		5,782	3.11
Corporate debt securities		1,236	4.17		3,497	3.80		234	5.05		31	4.02		4,998	3.95
Asset-backed securities		231	3.50		370	2.98		—	—		607	3.75		1,208	3.47
Others		19	3.50		—	—		—	—		—	—		19	3.50

Total	￦	6,222	3.42%	￦	11,506	3.57%	￦	558	4.48%	￦	647	3.77%	￦	18,933	3.55%

Held-to-maturity financial assets:
Korean treasury securities and government agencies	￦	1,166	4.10%	￦	2,946	4.68%	￦	133	4.20%	￦	112	5.38%	￦	4,357	4.53%
Debt securities issued by financial institutions		440	5.04		402	3.81		51	4.06		—	—		893	4.43
Corporate debt securities		1,845	4.64		4,772	4.52		735	4.66		48	3.45		7,400	4.56
Asset-backed securities		183	3.57		184	3.06		—	—		—	—		367	3.31

Total	￦	3,634	4.46%	￦	8,304	4.51%	￦	919	4.56%	￦	160	4.80%	￦	13,017	4.50%

Financial assets at fair value through profit or loss:
Financial assets held for trading:
Korean treasury securities and government agency securities	￦	763	4.29%	￦	1,044	3.35%	￦	242	4.24%	￦	36	3.17%	￦	2,085	3.79%
Debt securities issued by financial institutions		1,646	3.15		1,549	3.30		71	4.13		—	—		3,266	3.24
Corporate debt securities		636	4.28		1,055	3.92		69	4.40		—	—		1,760	4.07
Asset-backed securities		306	3.57		194	3.82		10	3.71		—	—		510	3.67
Others		190	3.31		15	3.55		—	—		—	—		205	3.32

Sub-total	￦	3,541	3.64%	￦	3,857	3.51%	￦	392	4.23%	￦	36	3.17%	￦	7,826	3.60%

Financial assets designated at fair value through profit or loss:	￦	—	—	￦	—	—	￦	—	—	￦	—	—	￦	—	—

Total	￦	3,541	3.64%	￦	3,857	3.51%	￦	392	4.23%	￦	36	3.17%	￦	7,826	3.60%

(1)

The weighted average yield for the portfolio represents the yield to maturity for each individual security, weighted using its carrying amount (which is the amortized cost in the case of held-to-maturity financial assets and the fair value in the case of available-for-sale financial assets and financial assets at fair value through profit or loss).

Concentrations of Risk

As of December 31, 2013, we held the following securities of individual issuers where the aggregate carrying amount of those securities exceeded 10% of our stockholders’ equity at such date, which was ￦25,653 billion:

	Carrying Amount		Market Value
	(in billions of Won)
Name of issuer:
Korean government	￦	12,408	￦	12,571
Bank of Korea		4,224		4,224
Korea Deposit Insurance Corporation		2,667		2,689

Total	￦	19,299	￦	19,484

The Bank of Korea and the Korea Deposit Insurance Corporation are controlled by the Korean government.

Funding

We obtain funding for our lending activities from a variety of sources, both domestic and foreign. Our principal source of funding is customer deposits. In addition, we acquire funding through long-term borrowings (comprising debentures and debts), short-term borrowings, including borrowings from the Bank of Korea, and call money.

Our primary funding strategy has been to achieve low-cost funding by increasing the average balances of low-cost retail deposits, in particular demand deposits and time deposits. We also have focused our marketing efforts on higher net worth individuals, who account for a significant portion of the assets in our retail deposit base. Customer deposits accounted for 81.3% of total funding as of December 31, 2011, 83.1% of total funding as of December 31, 2012 and 83.0% of total funding as of December 31, 2013.

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

The following table shows the average balances of our deposits and the average rates paid on our deposits for the periods indicated:

	2011			2012			2013
	Average Balance (1)		Average Rate Paid	Average Balance (1)		Average Rate Paid	Average Balance (1)		Average Rate Paid
	(in billions of Won, except percentages)
Demand deposits:
Non-interest bearing	￦	3,249	—	￦	3,075	—	￦	3,252	—
Interest bearing		53,824	0.58%		56,154	0.60%		60,894	0.47%
Time deposits		124,713	3.66		136,617	3.69		130,286	3.02
Certificates of deposit		1,746	3.89		1,735	3.86		1,780	3.03

Average total deposits	￦	183,532	2.69%	￦	197,581	2.76%	￦	196,212	2.18%

(1)	Average balances are based on daily balances for our banking, credit card and investment and securities operations and monthly or quarterly balances for our other operations.

For a description of our retail deposit products, see “—Business—Retail Banking—Lending Activities—Mortgage and Home Equity Lending” and “—Business—Retail Banking—Deposit-Taking Activities.”

Time Deposits and Certificates of Deposit

The following table presents the remaining maturities of our time deposits and certificates of deposit which had a fixed maturity in excess of ￦100 million as of December 31, 2013:

	Time Deposits		Certificates of Deposit		Total
	(in billions of Won)
Maturing within three months	￦	25,829	￦	617	￦	26,446
After three but within six months		16,177		368		16,545
After six but within 12 months		19,827		588		20,415
After 12 months		1,947		—		1,947

Total	￦	63,780	￦	1,573	￦	65,353

Long-term borrowings

The aggregate amount of contractual maturities of all long-term borrowings (comprising debentures and debt) as of December 31, 2013 was as follows:

	As of December 31, 2013
	(in billions of Won)
Due in 2014	￦	12,629
Due in 2015		5,523
Due in 2016		6,273
Due in 2017		2,607
Due in 2018		1,454
Thereafter		4,632

Gross long-term borrowings		33,118
Fair value adjustments		(122)
Deferred financing costs		(3)
Discount		(22)

Total long-term borrowings, net	￦	32,971

Short-term borrowings

The following table presents information regarding our short-term borrowings (borrowings with an original maturity of one year or less) for the periods indicated:

	As of and for the Year Ended December 31,
	2011		2012		2013
	(in billions of Won, except percentages)
Call money:
Year-end balance	￦	1,141	￦	2,597	￦	2,648
Average balance (1)		2,676		4,788		4,679
Maximum balance (2)		2,491		5,043		5,835
Average interest rate (3)		2.29%		2.38%		2.12%
Year-end interest rate		0.15-4.48%		0.15-2.72%		0.17-5.23%
Borrowings from the Bank of Korea: (4)
Year-end balance	￦	651	￦	782	￦	558
Average balance (1)		777		745		649
Maximum balance (2)		920		953		917
Average interest rate (3)		1.44%		1.48%		1.08%
Year-end interest rate		1.50%		1.25%		0.50-1.00%
Other short-term borrowings: (5)
Year-end balance	￦	12,051	￦	7,382	￦	4,963
Average balance (1)		10,565		9,766		6,166
Maximum balance (2)		12,120		12,340		7,064
Average interest rate (3)		2.00%		2.11%		1.25%
Year-end interest rate		0.53-5.96%		0.24-5.47%		0.00-4.81%

(1)	Average balances are based on daily balances for our banking, credit card and investment and securities operations and monthly or quarterly balances for our other operations.
(2)	Maximum balances are based on month-end balances.
(3)	Average interest rates for the year are calculated by dividing the total interest expense by the average amount borrowed.
(4)

Borrowings from the Bank of Korea generally mature within one month for borrowings in Won and six months for borrowings in foreign currencies. These short-term borrowings were secured by securities totaling ￦610 billion as of December 31, 2013.

(5)

Other short-term borrowings include securities sold under repurchase agreement, bills sold, borrowings and debentures. Other short-term borrowings have maturities of one year or less. Securities sold under repurchase agreements were secured by securities totaling ￦3,901 billion as of December 31, 2013.

Supervision and Regulation

Principal Regulations Applicable to Financial Holding Companies

General

The Financial Holding Company Act, last amended on August 13, 2013, regulates Korean financial holding companies and their subsidiaries. The entities that regulate and supervise Korean financial holding companies and their subsidiaries are the Financial Services Commission and the Financial Supervisory Service.

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

A bank holding company, which is a financial holding company controlling banks or other financial institutions conducting banking business as prescribed in the Financial Holding Company Act, is required to maintain a minimum consolidated capital adequacy ratio of 8.0%. “Consolidated capital adequacy ratio” is defined as the ratio of equity capital as a percentage of risk-weighted assets on a consolidated basis, determined in accordance with the Financial Services Commission requirements that have been formulated based on Bank of International Settlements (“BIS”) standards. “Equity capital,” as applicable to bank holding companies, is defined as the sum of Tier I common equity capital, other Tier I capital and Tier II capital less any deductible items, each as defined under the Regulation on the Supervision of Financial Holding Companies. “Risk-weighted assets” is defined as the sum of credit risk-weighted assets and market risk-weighted assets.

Pursuant to the amended regulations promulgated by the Financial Services Commission in 2013 to implement Basel III, Korean bank holding companies were required to maintain a minimum ratio of Tier I common equity capital to risk-weighted assets of 3.5% and Tier I capital to risk-weighted assets of 4.5% from December 1, 2013, which minimum ratios increased to 4.0% and 5.5%, respectively, from January 1, 2014 and will increase further to 4.5% and 6.0%, respectively, from January 1, 2015. Such requirements are in addition to the pre-existing requirement for a minimum ratio of Tier I and Tier II capital (less any capital deductions) to risk-weighted assets of 8.0%, which remains unchanged. The amended regulations also contemplate an additional capital conservation buffer of 0.625% starting in 2016, with such buffer to increase in stages to 2.5% by 2019.

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

“Major shareholder” is defined as:

•

a shareholder holding (together with persons who have a special relationship with that shareholder), in excess of 10% (or in the case of a bank holding company controlling regional banks only, 15%) in the aggregate of the bank holding company’s total issued and outstanding voting shares; or

•

a shareholder holding (together with persons who have a special relationship with that shareholder), more than 4% in the aggregate of the total issued and outstanding voting shares of the bank holding company controlling nationwide banks, where the shareholder is the largest shareholder or has actual control over the major business affairs of the bank holding company through, for example, appointment and dismissal of the officers pursuant to the Enforcement Decree of the Financial Holding Company Act.

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

(3) any mutual fund where a same shareholder group identified in (1) or (2) above beneficially owns and/or exercises the voting rights of more than 4% of the total issued and outstanding voting shares of that mutual fund;

(4) any private equity fund (a) where a person falling under any of items (1) through (3) above is a limited partner holding not less than 10% of the total amount of contributions to the private equity fund, or (b) where a person falling under any of items (1) through (3) above is a general partner, or (c) where the total equity of the private equity fund acquired by each affiliate belonging to several enterprise groups subject to the limitation on mutual investment is 30% or more of the total amount of contributions to the private equity fund; or

(5) the investment purpose company concerned, where a private equity fund falling under item (4) above acquires or holds stocks in excess of 4% of the stock or equity of such company or exercises de facto control over significant managerial matters of such company through appointment or dismissal of executives or in any other manner.

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

Under the Enforcement Detailed Rules on the Supervision of Banking Business, the capital of a bank is divided into two categories, Tier I and Tier II capital. Tier I capital (core capital) consists of (i) Tier I common equity capital, including paid-in capital, capital surplus and retained earnings related to common equity and accumulated other comprehensive gains and losses, and (ii) other Tier I capital, including paid-in capital and capital surplus related to hybrid Tier I capital instruments that, among other things, qualify as contingent capital and are subordinated to subordinated debt. Tier II capital (supplementary capital) consists of, among other things, paid-in capital and capital surplus related to Tier II capital instruments, allowances for loan losses set aside for loans classified as normal or precautionary (up to certain limits) and certain other subordinated debt.

All banks must meet minimum ratios of Tier I and Tier II capital (less any capital deductions) to risk-weighted assets, determined in accordance with Financial Services Commission requirements that have been formulated based on BIS standards. These requirements were adopted and became effective in 1996, and were amended effective January 1, 2008 upon the implementation by the Financial Supervisory Service of Basel II. Under such requirements, all domestic banks and foreign bank branches must meet a minimum ratio of Tier I and Tier II capital (less any capital deductions) to risk-weighted assets of 8%. In July and September 2013, the Financial Services Commission promulgated amended regulations implementing Basel III in Korea, pursuant to which Korean banks and bank holding companies were required to maintain a minimum ratio of Tier I common equity capital to risk-weighted assets of 3.5% and Tier I capital to risk-weighted assets of 4.5% from December 1, 2013, which minimum ratios increased to 4.0% and 5.5%, respectively, from January 1, 2014 and will increase further to 4.5% and 6.0%, respectively, from January 1, 2015. Such requirements are in addition to the pre-existing requirement for a minimum ratio of Tier I and Tier II capital (less any capital deductions) to risk-weighted assets of 8.0%, which remains unchanged. The amended regulations also contemplate an additional capital conservation buffer of 0.625% starting in 2016, with such buffer to increase in stages to 2.5% by 2019.

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

For foreign currency deposit liabilities, a 2% minimum reserve ratio is applied to time deposits with a maturity of one month or longer, certificates of deposit with a maturity of 30 days or longer and savings deposits with a maturity of six months or longer and a 7% minimum reserve ratio is applied to demand deposits and other deposits. A 1% minimum reserve ratio applies to deposits in offshore accounts, immigrant accounts and resident accounts opened by foreign exchange banks as well as foreign currency certificates of deposit held by account holders of such offshore accounts, immigrant accounts and resident accounts opened by foreign exchange banks.

Furthermore, pursuant to the Regulation on Supervision of Banking Business, foreign exchange agencies, including our subsidiary, Kookmin Bank, are required to hold “foreign currency safe assets” in an aggregate amount that is not less than the lower of (i) the product of (x) its total foreign currency-denominated debt maturing in one year or less multiplied by 2/12 and (y) an amount equal to one minus the “lowest rollover ratio” and (ii) 2% of its total foreign currency-denominated assets as shown in the balance sheet for the immediately preceding quarter. The “lowest rollover ratio” of a foreign exchange agency means the ratio of (A) its total debt with a maturity of one year or less (excluding overnight money) incurred in a particular month to (B) its total debt with maturity of one year or less (excluding overnight money) payable in that particular month, and is calculated by taking the lowest three month average from a period to be designated by the governor of the Financial Supervisory Service. Under the regulation, foreign currency-denominated debt maturing in one year or less includes financial bonds, borrowings, call monies and repurchase selling denominated in foreign currencies and such other similar debt instruments denominated in a foreign currency as designated by the governor of the Financial Supervisory Service. “Foreign currency safe assets” are defined as cash denominated in foreign currency, deposits denominated in foreign currency with a central bank or financial institutions rated A or above, bonds issued or guaranteed by a government or central bank rated A or above or corporate bonds issued or guaranteed by corporations rated A or above. Under the regulation, Kookmin Bank is also required to maintain a minimum “mid- to long-term foreign exchange funding ratio” of 100%. “Mid-to long term foreign exchange funding ratio” refers to the ratio of (1) the total outstanding amount of foreign exchange borrowing with a maturity of more than one year to (2) the total outstanding amount of foreign exchange lending with a maturity of one year or more.

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

(ii)	the occurrence of any financial incident involving embezzlement, malfeasance or misappropriation of funds in an amount exceeding 1% of the sum of the bank’s Tier I and Tier II capital (less any capital deductions) as of the end of the previous month, unless the bank has lost or expects to lose not more than ￦1 billion as a result of that financial incident, or the governor of the Financial Supervisory Service has made a public announcement regarding the incident; and

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

Non-financial business group companies can no longer acquire more than 4.0% of the issued and outstanding shares of voting stock of a bank pursuant to an amendment of the Financial Holding Company Act that became effective from February 14, 2014, which grants an exception for non-financial business group companies which, at the time of the enactment of the amended provisions, held more than 4.0% of the shares of a bank with the approval of the Financial Services Commission before the amendment.

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

Deposit Insurance System

The Depositor Protection Act provides insurance for certain deposits of banks in Korea through a deposit insurance system. Under the Depositor Protection Act, all banks governed by the Bank Act are required to pay an insurance premium to the Korea Deposit Insurance Corporation on a quarterly basis and the rate is determined under the Enforcement Decree to the Depositor Protection Act. If the Korea Deposit Insurance Corporation makes a payment on an insured amount, it will acquire the depositors’ claims with respect to that payment amount. The Korea Deposit Insurance Corporation insures a maximum of ￦50 million for deposits and interest, regardless of when the deposits were made and the size of the deposits.

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

Credit Card Business

General

In order to enter the credit card business, a company must register with the Financial Services Commission. Credit card businesses are governed by the Specialized Credit Financial Business Act, enacted on August 28, 1997 and last amended on March 22, 2013, which sets forth specific requirements with respect to the credit card business as well as generally prohibiting unsound business practices relating to the credit card business which may infringe on the rights of credit card holders or negatively affect the soundness of the credit card industry. Credit card companies, including our wholly-owned subsidiary, KB Kookmin Card Co., Ltd., are regulated by the Financial Services Commission and the Financial Supervisory Service.

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

Issuance of New Cards and Solicitation of New Cardholders

The Enforcement Decree to the Specialized Credit Financial Business Act establishes the conditions under which a credit card company may issue new cards and solicit new members. New credit cards may be issued only to the following persons:

•	persons who are at least 19 years old when they apply for a credit card;

•	persons whose capability to pay bills as they come due has been verified using standards established by the credit card company; and

•

in the case of minors who are 18 years old, persons who submit documents evidencing employment as of the date of the credit card application, such as an employment certificate, or persons for whom the issuance of a credit card is necessitated by governmental policies, such as financial aid.

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

Regulations on Class Actions Regarding Securities

The Law on Class Actions Regarding Securities was enacted as of January 20, 2004 and last amended on May 28, 2013. The Law on Class Actions Regarding Securities governs class actions suits instituted by one or more representative plaintiff(s) on behalf of 50 or more persons who claim to have been damaged in a capital markets transaction involving securities issued by a listed company in Korea.

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

The following chart provides an overview of our structure, including our significant subsidiaries and our ownership of such subsidiaries as of the date of this annual report:

Our largest subsidiary is Kookmin Bank, the assets of which represented approximately 90.9% of our total assets as of December 31, 2013. The following table provides summary information for our operating subsidiaries that are consolidated in our consolidated financial statements as of and for the year ended December 31, 2013, including their consolidated total assets, operating revenue, profit (loss) and total equity:

Subsidiaries (1)	Total Assets		Operating Revenue		Profit (Loss)		Total Equity
	(in millions of Won)
Kookmin Bank	￦	265,258,942	￦	17,461,406	￦	819,719	￦	20,617,314
KB Kookmin Card Co., Ltd.		15,854,992		2,990,037		384,411		3,469,861
KB Investment & Securities Co., Ltd.		2,525,070		577,649		11,856		551,182
KB Life Insurance Co., Ltd.		6,945,605		1,457,365		9,098		549,128
KB Asset Management Co., Ltd.		237,907		103,401		74,685		201,572
KB Real Estate Trust Co., Ltd.		182,657		46,524		2,110		169,045
KB Investment Co., Ltd.		241,227		34,497		6,078		130,587
KB Credit Information Co., Ltd.		30,142		43,627		(336)		22,455
KB Data Systems Co., Ltd.		21,753		50,440		19		14,873
KB Savings Bank Co., Ltd.		584,025		47,865		(301)		134,938
Yehansoul Savings Bank (2)		189,243		4,791		(5,331)		25,159

(1)	KB Capital Co., Ltd. (formerly named Woori Financial Co., Ltd.) was added as a subsidiary in March 2014 as a result of our purchase of 52.02% of its shares.
(2)	Yehansoul Savings Bank, which we acquired in September 2013, was merged with KB Savings Bank in January 2014, with KB Savings Bank as the surviving entity.

Further information regarding our subsidiaries is provided below:

•

Kookmin Bank was established in Korea in 2001 as a result of the merger of the former Kookmin Bank (established in 1963) and H&CB (established in 1967). Kookmin Bank provides a wide range of banking and other financial services to individuals, small- and medium-sized enterprises and large corporations in Korea. As of December 31, 2013, Kookmin Bank was one of the largest commercial banks in Korea based upon total assets (including loans) and deposits. As of December 31, 2013, Kookmin Bank had approximately 28.1 million customers, with 1,207 branches nationwide.

•	KB Kookmin Card Co., Ltd. was established in March 2011 as a separate entity upon the completion of a horizontal spin-off of Kookmin Bank’s credit card business, to provide credit card services.

•

KB Investment & Securities Co., Ltd. was established in Korea in 1995 to provide various investment banking services. KB Investment & Securities was formerly known as Hannuri Investment & Securities Co., Ltd. and was acquired by Kookmin Bank on March 11, 2008. In March 2011, KB Investment & Securities was merged with KB Futures Co., Ltd., with KB Investment & Securities as the surviving entity.

•	KB Life Insurance Co., Ltd. was established in Korea in April 2004 to provide life insurance and wealth management products primarily through our branch network.

•	KB Asset Management Co., Ltd. was established in Korea in April 1988 as a subsidiary of Citizens Investment Trust Company to provide investment advisory services.

•	KB Capital Co., Ltd., which provides leasing services and installment finance services, was formerly known as Woori Financial Co., Ltd. and was acquired by us on March 20, 2014.

•

KB Savings Bank Co., Ltd. was established in Korea in January 2012 to provide small-loan finance services. KB Savings Bank was established in connection with our purchase of assets and assumption of liabilities of Jeil Savings Bank in January 2012.

•

Yehansoul Savings Bank, which provided small-loan finance services, was acquired by us in September 2013. In January 2014, Yehansoul Savings Bank was merged with KB Savings Bank, with KB Savings Bank as the surviving entity.

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

Our registered office and corporate headquarters are located at 84, Namdaemoon-ro, Jung-gu, Seoul 100-703, Korea. The following table presents information regarding certain of our properties in Korea:

Type of facility/building	Location	Area (square meters)
Registered office and corporate headquarters	84, Namdaemoon-ro, Jung-gu, Seoul 100-703	1,749
Kookmin Bank headquarters building	26, Gukjegeumyung-ro 8-gil, Yeongdeungpo-gu, Seoul 150-758	5,354
KB Kookmin Card headquarters building	Jongro-gu, Seoul	3,797
Kookmin Bank Training institute	Ilsan	207,659
Kookmin Bank Training institute	Daecheon	4,158
Kookmin Bank Training institute	Sokcho	15,584
Kookmin Bank Training institute	Cheonan	196,649
Kookmin Bank IT center	Gangseo-gu, Seoul	13,116
Kookmin Bank IT center	Yeouido, Seoul	5,928
Kookmin Bank IT center	Yeouido, Seoul	2,006
Kookmin Bank IT center	Seongbuk-gu, Seoul	4,748

As of December 31, 2013, we had a countrywide network of 1,207 banking branches and sub-branches, as well as 115 branches for our other operations including credit card, investment banking and insurance-related businesses. Approximately one-quarter of these facilities are housed in buildings owned by us, while the remaining branches are leased properties. Lease terms are generally from two to three years and seldom exceed five years. We also have subsidiaries in Cambodia, China, Hong Kong and the United Kingdom and branches of Kookmin Bank in Osaka and Tokyo in Japan, Auckland in New Zealand, New York in the United States and Ho Chi Minh City in Vietnam, as well as a branch of Kookmin Bank Cambodia PLC in Phnom Penh and branches of Kookmin Bank (China) Ltd. in Beijing, Guangzhou, Harbin and Suzhou in China. We also have representative offices of Kookmin Bank in Mumbai in India, Yangon in Myanmar and Hanoi in Vietnam. We do not own any material properties outside of Korea.

The net carrying amount of all the properties owned by us at December 31, 2013 was ￦2,856 billion.

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

Trends in the Korean Economy

Our financial position and results of operations have been and will continue to be significantly affected by financial and economic conditions in Korea. Substantial growth in lending in Korea to small- and medium-sized enterprises in recent years, and financial difficulties experienced by such enterprises as a result of, among other things, adverse economic conditions in Korea and globally, have generally led to increasing delinquencies and a deterioration in overall asset quality in the credit exposures of Korean banks to small- and medium-sized enterprises. In 2013, we recorded charge-offs of ￦691 billion in respect of our loans to small- and medium-sized enterprises, compared to charge-offs of ￦943 billion in 2012 and charge-offs of ￦1,274 billion in 2011. In light of the difficult financial condition and liquidity position of small- and medium-sized enterprises in Korea since the second half of 2008, the Korean government introduced measures intended to encourage Korean banks to provide financial support to small- and medium-sized enterprise borrowers. See “Item 3.D. Risk Factors—Risks relating to our small- and medium-sized enterprise loan portfolio—We have significant exposure to small- and medium-sized enterprises, and any financial difficulties experienced by these customers may result in a deterioration of our asset quality and have an adverse impact on us.”

In recent years, commercial banks, consumer finance companies and other financial institutions in Korea have also made significant investments and engaged in aggressive marketing in retail lending (including mortgage and home equity loans), leading to substantially increased competition in this segment. The rapid growth in retail lending, together with adverse economic conditions in recent years, have generally led to increasing delinquencies and a deterioration in asset quality. In 2013, we recorded charge-offs of ￦581 billion and provision for loan losses of ￦361 billion in respect of our retail loan portfolio, compared to charge-offs of ￦453 billion and provision for loan losses of ￦402 billion in 2012 and charge-offs of ￦287 billion and provision for loan losses of ￦296 billion in 2011. See “Item 3.D. Risk Factors—Risks relating to our retail credit portfolio.”

The Korean economy is closely tied to, and is affected by developments in, the global economy. While the rate of deterioration of the global economy since the commencement of the global financial crisis in 2008 has slowed, with some signs of stabilization and improvement, the overall prospects for the Korean and global economy in the remainder of 2014 and beyond remain uncertain. Starting in the second half of 2011, the global financial markets have experienced significant volatility as a result of, among other things, the financial difficulties affecting many governments worldwide, in particular in Cyprus, Greece, Spain, Italy and Portugal, and the slowdown of economic growth in major emerging market economies, as well as concerns regarding the potential economic impact of the recently commenced scale-down by the U.S. Federal Reserve Board of its “quantitative easing” stimulus program. In addition, continuing negotiations regarding Iran’s nuclear program and sanctions adopted by the international community in response, as well as political and social instability in various countries in the Middle East and Northern Africa, including in Syria, Egypt and Libya, have resulted in volatility and uncertainty in the global energy markets. Furthermore, in response to China’s slowing gross domestic product growth rates that began in 2011, the Chinese government has implemented stimulus measures but the overall impact of such measures remains uncertain. In light of the high level of interdependence of the global economy, any of the foregoing developments could have a material adverse effect on the Korean economy and financial markets, and in turn on our business, financial condition and results of operations.

We are also exposed to adverse changes and volatility in global and Korean financial markets as a result of our liabilities and assets denominated in foreign currencies and our holdings of trading and investment securities, including structured products. The value of the Won relative to major foreign currencies in general and the U.S. dollar in particular has fluctuated widely in recent years. See “Item 3.A. Selected Financial Data—Exchange Rates.” A depreciation of the Won will increase our cost in Won of servicing our foreign currency-denominated debt, while continued exchange rate volatility may also result in foreign exchange losses for us. Furthermore, as a result of adverse global and Korean economic conditions, there has been significant volatility in securities prices, including the stock prices of Korean and foreign companies in which we hold an interest. Such volatility has resulted in and may lead to further trading and valuation losses on our trading and investment securities portfolio as well as impairment losses on our investments accounted for under the equity method, including our noncontrolling equity stake in JSC Bank CenterCredit, a Kazakhstan bank, the initial stake in which we acquired in 2008. See “Item 4.B. Business Overview—Capital Markets Activities and International Banking—International Banking.”

As a result of volatile conditions and weakness in the Korean and global economies, as well as factors such as the uncertainty surrounding the global financial markets, fluctuations in oil and commodity prices, interest and exchange rate fluctuations, higher unemployment, lower consumer confidence, increases in inflation rates, potential tightening of fiscal and monetary policies and continued tensions with North Korea, the economic outlook for the financial services sector in Korea in 2014 and for the foreseeable future remains uncertain.

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

In June 2013, we purchased ING Insurance International II B.V.’s 49% interest in KB Life Insurance Co., Ltd. for ￦167 billion, as a result of which KB Life Insurance Co., Ltd. became our wholly-owned subsidiary.

In September 2013, we purchased 100% of the shares of Yehansoul Savings Bank from the Korea Deposit Insurance Corporation for ￦38 billion. In connection with such purchase, we recognized an acquisition of ￦470 billion of assets and an assumption of ￦439 billion of liabilities and also ￦7 billion of goodwill. See Note 44 of the notes to our consolidated financial statements included elsewhere in this annual report. In January 2014, KB Savings Bank merged with Yehansoul Savings Bank, with KB Savings Bank as the surviving entity.

In addition, in March 2014, we acquired 52.02% of the outstanding shares of Woori Financial Co., Ltd. from Woori Finance Holdings Co., Ltd. for ￦280 billion.

Changes in Accounting Policies

Pursuant to the adoption of IFRS 10, Consolidated Financial Statements, which is effective beginning in 2013, our consolidated financial statements as of and for the year ended December 31, 2013 include trust accounts for which we guarantee only the repayment of principal, as well as certain other entities, which were not previously subject to consolidation, while excluding certain other entities that were previously consolidated. Our consolidated financial statements as of and for the year ended December 31, 2012 (but not as of and for the year ended December 31, 2011) have been restated to retroactively apply this change.

In addition, pursuant to the amendments to IAS 19, Employee Benefits, which are effective beginning in 2013, our consolidated financial statements as of and for the year ended December 31, 2013 reflect changes in the methodology for recognition and measurement of actuarial gains and losses and expected returns and service costs relating to our employee pension plans. Our consolidated financial statements as of and for the years ended December 31, 2011 and 2012 have been restated to retroactively apply such changes.

For further information regarding these and other changes to our accounting policies and their effect on our consolidated financial statements, see Note 2.1 of the notes to our consolidated financial statements included elsewhere in this annual report.

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

	June 30, 2009		Dec. 30, 2009		June 30, 2010		Dec. 30, 2010		June 30, 2011		Dec. 29, 2011		June 29, 2012		Dec. 31, 2012		June 28, 2013		Dec. 31, 2013
KOSPI		1,390.07		1,682.77		1,698.29		2,051.00		2,100.69		1,825.74		1,854.01		1,997.05 (4)		1,863.32		2,011.34 (5)
￦/US$ exchange rates (1)	￦	1,273.5	￦	1,163.7	￦	1,220.9	￦	1,130.6	￦	1,066.3	￦	1,158.5	￦	1,141.2	￦	1,063.2	￦	1,141.5	￦	1,055.3
Corporate bond rates (2)		5.61%		5.70%		4.96%		4.30%		4.49%		4.22%		3.94%		3.44%		3.54%		3.64%
Treasury bond rates (3)		4.16%		4.41%		3.86%		3.38%		3.76%		3.34%		3.30%		2.82%		2.88%		2.86%

(1)	Represents the noon buying rate on the dates indicated.
(2)	Measured by the yield on three-year Korean corporate bonds rated as A+ by the Korean credit rating agencies.
(3)	Measured by the yield on three-year treasury bonds issued by the Ministry of Strategy and Finance of Korea.
(4)	As of December 28, 2012, the last day of trading for the KRX KOSPI Market in 2012.
(5)	As of December 30, 2013, the last day of trading for the KRX KOSPI Market in 2013.

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

Our consolidated financial statements for the year ended December 31, 2013 included total allowances for loan losses of ￦2,861 billion as of that date. Our total loan charge-offs, net of recoveries, amounted to ￦1,717 billion and we recorded a provision for loan losses (which forms a part of the provision for credit losses, together with provisions for unused loan commitments, acceptances and guarantees, financial guarantee contracts and other financial assets) of ￦1,427 billion in 2013.

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

Valuation techniques used to calculate fair values are discussed in Note 6.1 of the notes to our consolidated financial statements. The main assumptions and estimates which our management considers when applying a model with valuation techniques are:

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

Our consolidated financial statements for the year ended December 31, 2013 included financial assets measured at fair value using a valuation technique of ￦18,712 billion, representing 56.7% of total financial assets measured at fair value, and financial liabilities measured at fair value using a valuation technique of ￦2,674 billion, representing 91.9% of total financial liabilities measured at fair value. As used herein, the fair value using a valuation technique means the fair value at Level 2 and Level 3 in the fair value hierarchy.

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

Our consolidated financial statements for the year ended December 31, 2013 included deferred income tax assets and liabilities of ￦15 billion and ￦62 billion, respectively, as of that date, after offsetting of ￦1,080 billion of deferred income tax liabilities and assets.

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

Results of Operations

Net Interest Income

The following table shows, for the periods indicated, the principal components of our net interest income:

	Year Ended December 31,						Percentage Change
	2011		2012 (1)		2013 (1)		2012/2011	2013/2012
	(in billions of Won, except percentages)						(%)
Interest income
Cash and interest earning deposits in other banks	￦	75	￦	160	￦	146	113.3%	(8.8)%
Loans		12,412		12,624		10,942	1.7	(13.3)
Financial investments (debt securities) (2)		1,469		1,426		1,269	(2.9)	(11.0)

Total interest income		13,956		14,210		12,357	1.8	(13.0)

Interest expense
Deposits		4,945		5,450		4,279	10.2	(21.5)
Debts		399		460		365	15.3	(20.7)
Debentures		1,508		1,262		1,190	(16.3)	(5.7)

Total interest expense		6,852		7,172		5,834	4.7	(18.7)

Net interest income	￦	7,104	￦	7,038	￦	6,523	(0.9)%	(7.3)%

Net interest margin (3)		2.88%		2.71%		2.51%

(1)

The amounts for 2013 reflect a change in our accounting policies pursuant to the adoption of IFRS 10, Consolidated Financial Statements, which is effective beginning in 2013. Corresponding amounts for 2012 (but not for 2011) have been restated to retroactively apply such change. See “—Overview—Changes in Accounting Policies.”

(2)	Consists of debt securities in our available-for-sale and held-to-maturity financial asset portfolios.
(3)	The ratio of net interest income to average interest earning assets. See “Item 3.A. Selected Financial Data—Profitability ratios and other data.”

Comparison of 2013 to 2012

Interest income. Interest income decreased 13.0% from ￦14,210 billion in 2012 to ￦12,357 billion in 2013, primarily as a result of a 13.3% decrease in interest on loans. The average balance of our interest earning assets decreased 0.2% from ￦260,120 billion in 2012 to ￦259,645 billion in 2013, principally due to a decrease in our loan portfolio. The effect of this decrease was enhanced by a 70 basis point decrease in average yields on our interest earning assets from 5.46% in 2012 to 4.76% in 2013, which reflected a decrease in the general level of interest rates in Korea in 2013.

The 13.3% decrease in interest on loans from ￦12,624 billion in 2012 to ￦10,942 billion in 2013 was primarily the result of:

•

a 68 basis point decrease in the average yields on corporate loans from 5.18% in 2012 to 4.50% in 2013, which was enhanced by a 2.1% decrease in the average volume of such loans from ￦102,773 billion in 2012 to ￦100,614 billion in 2013;

•

a 82 basis point decrease in the average yields on other consumer loans from 7.28% in 2012 to 6.46% in 2013, which was partially offset by a 2.7% increase in the average volume of such loans from ￦29,721 billion in 2012 to ￦30,536 billion in 2013;

•

a 76 basis point decrease in the average yields on mortgage loans from 4.86% in 2012 to 4.10% in 2013, which was partially offset by a 0.2% increase in the average volume of such loans from ￦44,444 billion in 2012 to ￦44,514 billion in 2013; and

•

an 84 basis point decrease in the average yields on home equity loans from 5.09% in 2012 to 4.25% in 2013, which was partially offset by a 0.3% increase in the average volume of such loans from ￦30,170 billion in 2012 to ￦30,275 billion in 2013.

The average yields for corporate loans, other consumer loans, mortgage loans and home equity loans decreased mainly as a result of the decrease in the general level of interest rates in Korea applicable to such loans from 2012 to 2013. The decrease in the average volume of corporate loans was primarily due to our efforts to improve the asset quality of our corporate loans by applying more stringent standards to the origination of new loans and renewal of existing loans to corporate customers. The increase in the average volume of other consumer loans was principally due to higher demand for such loans in Korea. The increase in the average volume of mortgage loans was primarily a result of an increase in loans relating to key money deposits. The increase in the average volume of home equity loans mainly reflected higher demand for such loans in Korea.

Overall, the average volume of our loans decreased 0.7%, from ￦221,930 billion in 2012 to ￦220,401 billion in 2013, while the average yields on our loans decreased by 73 basis points, from 5.69% in 2012 to 4.96% in 2013.

Debt securities in our financial investments portfolio consist of available-for-sale debt securities and held-to-maturity debt securities, including debt securities issued by government-owned or -controlled enterprises or financial institutions and debt securities issued by Korean banks and other financial institutions. Interest on debt securities in our financial investments portfolio decreased 11.0% from ￦1,426 billion in 2012 to ￦1,269 billion in 2013 primarily as a result of a 46 basis point decrease in average yields on such debt securities from 4.27% in 2012 to 3.81% in 2013, which was enhanced by a 0.1% decrease in the average volume of such debt securities from ￦33,382 billion in 2012 to ￦33,339 billion in 2013. The decrease in average yields on such debt securities was primarily due to the decrease in the general level of interest rates in Korea for debt securities from 2012 to 2013.

Interest expense. Interest expense decreased 18.7% from ￦7,172 billion in 2012 to ￦5,834 billion in 2013 primarily due to a 21.5% decrease in interest expense on deposits, which was enhanced by a 20.7% decrease in interest expense on debts. The average volume of interest bearing liabilities decreased 1.0% from ￦240,831 billion in 2012 to ￦238,452 billion in 2013, which mainly reflected a decrease in the average volume of deposits. The effect of this decrease was enhanced by a decrease of 53 basis points in the average cost of interest bearing liabilities from 2.98% in 2012 to 2.45% in 2013, which was driven mainly by the lower interest rate environment in Korea in 2013.

The 21.5% decrease in interest expense on deposits from ￦5,450 billion in 2012 to ￦4,279 billion in 2013 was primarily due to a 67 basis point decrease in the average cost of time deposits from 3.69% in 2012 to 3.02% in 2013, which was enhanced by a 4.6% decrease in the average volume of such deposits from ￦136,617 billion in 2012 to ￦130,286 billion in 2013. The decrease in the average cost of time deposits mainly reflected the decrease in the general level of interest rates in Korea from 2012 to 2013. The decrease in the average volume of time deposits was principally due to a decrease in time deposits for corporate customers. Overall, the average cost of our deposits decreased by 58 basis points from 2.80% in 2012 to 2.22% in 2013, while the average volume of our deposits decreased by 0.8% from ￦194,506 billion in 2012 to ￦192,960 billion in 2013.

The 20.7% decrease in interest expense on debts from ￦460 billion in 2012 to ￦365 billion in 2013 resulted from a 30 basis point decrease in the average cost of debts from 2.11% in 2012 to 1.81% in 2013, which was enhanced by a 7.3% decrease in the average volume of debts from ￦21,773 billion in 2012 to ￦20,173 billion in 2013. The decrease in the average cost of debts was primarily attributable to the general decrease in market interest rates in Korea, including for short-term borrowings and call money, in 2013, while the decrease in the average volume of debts mainly reflected a decrease in the use of short-term borrowings to meet our funding needs.

Net interest margin. Net interest margin represents the ratio of net interest income to average interest earning assets. Our overall net interest margin decreased from 2.71% in 2012 to 2.51% in 2013, as a 7.3% decrease in our net interest income from ￦7,038 billion in 2012 to ￦6,523 billion in 2013 outpaced a 0.2% decrease in the average volume of our interest earning assets from ￦260,120 billion in 2012 to ￦259,645 billion in 2013. The decrease in average interest earning assets was outpaced by a 1.0% decrease in average interest bearing liabilities from ￦240,831 billion in 2012 to ￦238,452 billion in 2013, while the decrease in interest expense was more than offset by a decrease in interest income, resulting in a decrease in net interest income. Our net interest spread, which represents the difference between the average yield on our interest earning assets and the average cost of our interest bearing liabilities, declined from 2.48% in 2012 to 2.31% in 2013. The decline in our net interest spread reflected a larger decrease in the average yield of our interest earning assets, relative to the decrease in the average cost of our interest bearing liabilities, primarily due to the earlier adjustment of interest rates on interest earning assets compared to interest rates on interest bearing liabilities in the context of the lower interest rate environment, as well as the continuing rate-based competition in the Korean banking industry for the marketing of loan products.

Comparison of 2012 to 2011

Interest income. Interest income increased 1.8% from ￦13,956 billion in 2011 to ￦14,210 billion in 2012, primarily as a result of a 1.7% increase in interest on loans. The average balance of our interest earning assets increased 5.5% from ￦246,627 billion in 2011 to ￦260,120 billion in 2012, principally due to the growth in our loan portfolio. The effect of this increase was offset in part by a 20 basis point decrease in average yields on our interest earning assets from 5.66% in 2011 to 5.46% in 2012, which reflected a decrease in the general level of interest rates in Korea in 2012.

The 1.7% increase in interest on loans from ￦12,412 billion in 2011 to ￦12,624 billion in 2012 was primarily the result of an 8.8% increase in the average volume of corporate loans from ￦94,486 billion in 2011 to ￦102,773 billion in 2012, which was partially offset by a 25 basis point decrease in average yields on such loans from 5.43% in 2011 to 5.18% in 2012. The increase in the average volume of corporate loans was principally due to an increase in loans to SOHO customers which reflected our focus on marketing to this segment in 2012, while the average yields for corporate loans decreased mainly as a result of the decrease in the general level of interest rates in Korea applicable to such loans from 2011 to 2012.

Overall, the average volume of our loans increased 4.8%, from ￦211,673 billion in 2011 to ￦221,930 billion in 2012, while the average yields on our loans decreased by 17 basis points, from 5.86% in 2011 to 5.69% in 2012.

Interest on debt securities in our financial investments portfolio decreased 2.9% from ￦1,469 billion in 2011 to ￦1,426 billion in 2012 as a result of a 23 basis point decrease in average yields on such debt securities from 4.50% in 2011 to 4.27% in 2012, which was partially offset by a 2.2% increase in the average volume of such debt securities from ￦32,655 billion in 2011 to ￦33,382 billion in 2012. The decrease in average yields on such debt securities was primarily due to the decrease in the general level of interest rates in Korea for debt securities, while the increase in the average volume of such debt securities mainly reflected our increased purchases of Korean treasury securities and debt securities issued by government agencies and financial institutions.

Interest expense. Interest expense increased 4.7% from ￦6,852 billion in 2011 to ￦7,172 billion in 2012 primarily due to a 10.2% increase in interest expense on deposits, which was partially offset by a 16.3% decrease in interest expense on debentures. The average volume of interest bearing liabilities increased 6.0% from ￦227,158 billion in 2011 to ￦240,831 billion in 2012, which mainly reflected an increase in the average volume of deposits. The effect of this increase was partially offset by a decrease of 4 basis points in the average cost of interest bearing liabilities from 3.02% in 2011 to 2.98% in 2012, which was driven mainly by the lower interest rate environment in Korea in 2012.

The 10.2% increase in interest expense on deposits from ￦4,945 billion in 2011 to ￦5,450 billion in 2012 was primarily due to a 9.5% increase in the average volume of time deposits from ￦124,713 billion in 2011 to ￦136,617 billion in 2012, while the average cost of such deposits increased by 3 basis points from 3.66% in 2011 to 3.69% in 2012. The increase in the average volume of time deposits mainly reflected continuing demand for lower-risk financial products from our customers. Overall, the average volume of our deposits increased by 7.9% from ￦180,283 billion in 2011 to ￦194,506 billion in 2012, while the average cost of our deposits increased by 6 basis points from 2.74% in 2011 to 2.80% in 2012 as the relative proportion of higher interest rate deposit products in our total deposit portfolio increased in light of the continuing rate-based competition in the Korean banking industry for deposits.

The 16.3% decrease in interest expense on debentures from ￦1,508 billion in 2011 to ￦1,262 billion in 2012 resulted from a 15.5% decrease in the average volume of long-term debentures from ￦25,352 billion in 2011 to ￦21,424 billion in 2012 as well as a 16 basis point decrease in the average cost of long-term debentures from 5.57% in 2011 to 5.41% in 2012. The decrease in the average volume of long-term debentures mainly reflected our decreased use of long-term debentures to meet our funding needs, while the decrease in the average cost of such debentures was primarily attributable to the general decrease in market interest rates in Korea, including for such debentures, in 2012.

Net interest margin. Our overall net interest margin decreased from 2.88% in 2011 to 2.71% in 2012, as the effect of a 0.9% decrease in our net interest income from ￦7,104 billion in 2011 to ￦7,038 billion in 2012 was enhanced by a 5.5% increase in the average volume of our interest earning assets from ￦246,627 billion in 2011 to ￦260,120 billion in 2012. The growth in average interest earning assets was outpaced by a 6.0% increase in average interest bearing liabilities from ￦227,158 billion in 2011 to ￦240,831 billion in 2012, while the increase in interest income was more than offset by the increase in interest expense, resulting in a decrease in net interest income. Our net interest spread declined from 2.64% in 2011 to 2.48% in 2012. The decline in our net interest spread reflected a larger decrease in the average yield of our interest earning assets, relative to the decrease in the average cost of our interest bearing liabilities, primarily due to the earlier adjustment of interest rates on interest earning assets compared to interest rates on interest bearing liabilities in the context of the lower interest rate environment, as well as the continuing rate-based competition in the Korean banking industry for the marketing of loan products.

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

Comparison of 2013 to 2012

Our provision for credit losses decreased 10.2% from ￦1,607 billion in 2012 to ￦1,443 billion in 2013, primarily due to an improvement in the overall asset quality of our loans reflecting a decrease in delinquency rates.

Our loan write-offs, net of recoveries, decreased 1.7% from ￦1,747 billion in 2012 to ￦1,717 billion in 2013, primarily due to a decrease in write-offs of credit card loans.

Our reversal of provision for acceptances and guarantees and unused loan commitments decreased from ￦91 billion in 2012 to ￦8 billion in 2013, due primarily to a decrease in reversal of provision for refund guarantees issued on behalf of shipbuilding companies.

Comparison of 2012 to 2011

Our provision for credit losses increased 6.2% from ￦1,513 billion in 2011 to ￦1,607 billion in 2012, primarily due to an increase in provision for loan losses in respect of our retail loans in light of higher delinquencies in our retail loan portfolio, reflecting adverse economic conditions in Korea. Our loan write-offs, net of recoveries, increased 3.3% from ￦1,691 billion in 2011 to ￦1,747 billion in 2012, primarily due to an increase in write-offs of unsecured loans made to retail borrowers.

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

Corporate Loans. The following table shows, for the periods indicated, certain information regarding our impaired corporate loans:

	As of December 31,
	2011	2012 (1)	2013 (1)
Impaired corporate loans as a percentage of total corporate loans	2.3%	2.3%	2.8%
Allowances for loan losses for corporate loans as a percentage of total corporate loans	2.5	2.2	1.8
Allowances for loan losses for corporate loans as a percentage of impaired corporate loans	107.3	94.5	65.5
Net charge-offs of corporate loans as a percentage of total corporate loans	1.3	1.0	1.0

(1)

The amounts as of December 31, 2013 reflect a change in our accounting policies pursuant to the adoption of IFRS 10, Consolidated Financial Statements, which is effective beginning in 2013. Corresponding amounts as of December 31, 2012 (but not as of December 31, 2011) have been restated to retroactively apply such change. See “—Overview—Changes in Accounting Policies.”

During 2013, impaired corporate loans as a percentage of total corporate loans increased due to a reclassification of impaired corporate loans to include all loans for which account-specific provisions have been made, while allowances for loan losses for corporate loans as a percentage of total corporate loans decreased primarily as a result of an improvement in the overall asset quality of our corporate loans, resulting in a decrease in allowance for loan losses for corporate loans as a percentage of impaired corporate loans.

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

Retail Loans. The following table shows, for the periods indicated, certain information regarding our impaired retail loans:

	As of December 31,
	2011	2012 (1)	2013 (1)
Impaired retail loans as a percentage of total retail loans	1.0%	1.1%	1.0%
Allowances for loan losses for retail loans as a percentage of total retail loans	0.6	0.7	0.5
Allowances for loan losses for retail loans as a percentage of impaired retail loans	59.9	58.1	56.7
Net charge-offs of retail loans as a percentage of total retail loans	0.2	0.3	0.4

(1)

The amounts as of December 31, 2013 reflect a change in our accounting policies pursuant to the adoption of IFRS 10, Consolidated Financial Statements, which is effective beginning in 2013. Corresponding amounts as of December 31, 2012 (but not as of December 31, 2011) have been restated to retroactively apply such change. See “—Overview—Changes in Accounting Policies.”

During 2013, impaired retail loans as a percentage of total retail loans remained relatively constant. However, an improvement in the asset quality of our existing impaired retail loans led to a better overall mix of impaired loans, which caused the level of allowances for loan losses as a percentage of both total retail loans and impaired retail loans to decrease.

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

Credit Card Balances. The following table shows, for the periods indicated, certain information regarding our impaired credit card balances:

	As of December 31,
	2011	2012 (1)	2013 (1)
Impaired credit card balances as a percentage of total credit card balances	0.9%	1.0%	1.8%
Allowances for loan losses for credit card balances as a percentage of total credit card balances	2.8	2.8	3.5
Allowances for loan losses for credit card balances as a percentage of impaired credit card balances	327.9	272.9	196.4
Net charge-offs as a percentage of total credit card balances	1.7	3.0	2.2

(1)

The amounts as of December 31, 2013 reflect a change in our accounting policies pursuant to the adoption of IFRS 10, Consolidated Financial Statements, which is effective beginning in 2013. Corresponding amounts as of December 31, 2012 (but not as of December 31, 2011) have been restated to retroactively apply such change. See “—Overview—Changes in Accounting Policies.”

During 2013, impaired credit card balances as a percentage of total credit card balances increased primarily due to an increase in impaired credit card balances, which mainly reflected a decrease in charge-off of such balances due to a change in our charge-off policy in 2013 which increased the delinquency period for credit card balances before charge-off from three months to six months. Allowances for loan losses for credit card balances as a percentage of total credit card balances increased during 2013 mainly as a result of an increase in impaired credit card balances. Allowance for loan losses for credit card balances as a percentage of impaired credit card balances decreased during 2013 as the increase in impaired credit card balances outpaced the increase in allowance for loans losses for credit card balances.

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

Net Fee and Commission Income

The following table shows, for the periods indicated, the components of our net fee and commission income:

	Year Ended December 31,						Percentage Change
	2011		2012 (1)		2013 (1)		2012/2011	2013/2012
	(in billions of Won)						(%)
Fee and commission income	￦	2,830	￦	2,754	￦	2,657	(2.7)%	(3.5)%
Fee and commission expense		(1,035)		(1,187)		(1,178)	14.7	(0.8)

Net fee and commission income	￦	1,795	￦	1,567	￦	1,479	(12.7)%	(5.6)%

(1)

The amounts for 2013 reflect a change in our accounting policies pursuant to the adoption of IFRS 10, Consolidated Financial Statements, which is effective beginning in 2013. Corresponding amounts for 2012 (but not for 2011) have been restated to retroactively apply such change. See “—Overview—Changes in Accounting Policies.”

Comparison of 2013 to 2012

Our net fee and commission income decreased 5.6% from ￦1,567 billion in 2012 to ￦1,479 billion in 2013, primarily due to a 3.5% decrease in fee and commission income from ￦2,754 billion in 2012 to ￦2,657 billion in 2013, which was partially offset by a 0.8% decrease in fee and commission expense from ￦1,187 billion in 2012 to ￦1,178 billion in 2013. The 3.5% decrease in fee and commission income was mainly the result of decreases in agent activity fees, mostly related to bancassurance activities, from ￦285 billion in 2012 to ￦207 billion in 2013 and in credit card related fees and commissions received from ￦1,180 billion in 2012 to ￦1,127 billion in 2013, which mainly reflected the impact of the new government initiative to encourage the use of check cards instead of credit cards. Check card related fees and commissions increased from ￦218 billion in 2012 to ￦256 billion in 2013.

The 0.8% decrease in fee and commission expense was primarily due to a decrease in credit card related fees and commissions paid from ￦997 billion in 2012 to ￦934 billion in 2013. The effect of such decrease was partially offset by a 62.3% increase in other fee and commission expenses from ￦77 billion in 2012 to ￦125 billion in 2013, mainly resulting from an increase in fee and commission expenses from factored receivables.

Comparison of 2012 to 2011

Our net fee and commission income decreased 12.7% from ￦1,795 billion in 2011 to ￦1,567 billion in 2012, as a 2.7% decrease in fee and commission income from ￦2,830 billion in 2011 to ￦2,754 billion in 2012 was enhanced by a 14.7% increase in fee and commission expense from ￦1,035 billion in 2011 to ￦1,187 billion in 2012. The 2.7% decrease in fee and commission income was mainly the result of a decrease in other business account commission on consignment from ￦174 billion in 2011 to ￦30 billion in 2012, which principally reflected our receipt in 2011 of ￦137 billion in accrued but unpaid fees from the Ministry of Land, Infrastructure and Transport (relating to our management of the National Housing Fund from January 2007 to June 2010) which was not repeated in 2012.

The 14.7% increase in fee and commission expense was primarily due to an increase in credit card related fees and commissions paid from ￦842 billion in 2011 to ￦997 billion in 2012, which was partially offset by a 3.3% increase in credit card related fees and commissions received from ￦1,142 billion in 2011 to ￦1,180 billion in 2012, which is recorded as part of fee and commission income. The 18.4% increase in credit card related fees and commissions paid resulted mainly from increases in benefits and rewards provided to our credit card users and marketing expenses.

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

Net Gain on Financial Assets and Liabilities at Fair Value through Profit or Loss

The following table shows, for the periods indicated, the components of our net gain on financial assets and liabilities at fair value through profit or loss:

	Year Ended December 31,						Percentage Change
	2011		2012 (1)		2013 (1)		2012/2011	2013/2012
	(in billions of Won)						(%)
Net gain on financial assets held-for-trading	￦	181	￦	437	￦	250	141.4%	(42.8)%
Net gain on derivatives held-for-trading		907		456		544	(49.7)	19.3
Net loss on financial liabilities held-for-trading		(59)		(44)		(15)	(25.4)	(65.9)
Net gain on financial instruments designated at fair value through profit or loss		7		(37)		(22)	N/M (2)	(40.5)

Net gain on financial assets and liabilities at fair value through profit or loss	￦	1,036	￦	812	￦	757	(21.6)%	(6.8)%

(1)

The amounts for 2013 reflect a change in our accounting policies pursuant to the adoption of IFRS 10, Consolidated Financial Statements, which is effective beginning in 2013. Corresponding amounts for 2012 (but not for 2011) have been restated to retroactively apply such change. See “—Overview—Changes in Accounting Policies.”

(2)	“N/M” means not meaningful.

Comparison of 2013 to 2012

Our net gain on financial assets and liabilities at fair value through profit or loss decreased 6.8% from ￦812 billion in 2012 to ￦757 billion in 2013, primarily as a result of a 42.8% decrease in net gain on financial assets held-for-trading from ￦437 billion in 2012 to ￦250 billion in 2013, which was offset in part by a 19.3% increase in net gain on derivatives held-for-trading from ￦456 billion in 2012 to ￦544 billion in 2013. The decrease in net gain on financial assets held-for-trading was principally due to a 43.1% decrease in net gain on debt securities held-for-trading from ￦390 billion in 2012 to ￦222 billion in 2013. The increase in net gain on derivatives held-for-trading mainly reflected a 16.4% increase in net gain on currency derivatives held-for-trading from ￦444 billion in 2012 to ￦517 billion in 2013.

Comparison of 2012 to 2011

Our net gain on financial assets and liabilities at fair value through profit or loss decreased 21.6% from ￦1,036 billion in 2011 to ￦812 billion in 2012, primarily as a result of a 49.7% decrease in net gain on derivatives held-for-trading from ￦907 billion in 2011 to ￦456 billion in 2012, which was offset in part by a 141.4% increase in net gain on financial assets held-for-trading from ￦181 billion in 2011 to ￦437 billion in 2012. The decrease in net gain on derivatives held-for-trading was principally due to a 49.9% decrease in net gain on currency derivatives held-for-trading from ￦886 billion in 2011 to ￦444 billion in 2012. The increase in net gain on financial assets held-for-trading mainly reflected a 87.5% increase in net gain on debt securities held-for-trading from ￦208 billion in 2011 to ￦390 billion in 2012.

For further information regarding our net gain on financial assets and liabilities at fair value through profit or loss, see Note 29 of the notes to our consolidated financial statements included elsewhere in this annual report.

General and Administrative Expenses

The following table shows, for the periods indicated, the components of our general and administrative expenses:

	Year Ended December 31,						Percentage Change
	2011 (1)		2012 (1) (2)		2013 (1) (2)		2012/2011	2013/2012
	(in billions of Won)						(%)
Employee compensation and benefits	￦	2,348	￦	2,442	￦	2,534	4.0%	3.8%
Depreciation and amortization		342		328		287	(4.1)	(12.5)
Other general and administrative expenses		1,197		1,076		1,163	(10.1)	8.1

General and administrative expenses	￦	3,887	￦	3,846	￦	3,984	(1.1)%	3.6%

(1)

The amounts for 2013 reflect a change in our accounting policies pursuant to the amendments to IAS 19, Employee Benefits, which are effective beginning in 2013. Corresponding amounts for 2011 and 2012 have been restated to retroactively apply such change. See “—Overview—Changes in Accounting Policies.”

(2)

The amounts for 2013 reflect a change in our accounting policies pursuant to the adoption of IFRS 10, Consolidated Financial Statements, which is effective beginning in 2013. Corresponding amounts for 2012 (but not for 2011) have been restated to retroactively apply such change. See “—Overview—Changes in Accounting Policies.”

Comparison of 2013 to 2012

Our general and administrative expenses increased 3.6% from ￦3,846 billion in 2012 to ￦3,984 billion in 2013, primarily as a result of a 3.8% increase in employee compensation and benefits from ￦2,442 billion in

2012 to ￦2,534 billion in 2013, which was enhanced by an 8.1% increase in other general and administrative expenses from ￦1,076 billion in 2012 to ￦1,163 billion in 2013. The increase in employee compensation and benefits was principally due to a 2.7% increase in salaries and short-term employee benefits from ￦1,598 billion in 2012 to ￦1,641 billion in 2013, which mainly reflected an increase in the average wage of our employees. The 8.1% increase in other general and administrative expenses was principally due to a 95.8% increase in tax and dues from ￦72 billion in 2012 to ￦141 billion in 2013, which primarily reflected refunds of previously levied education taxes in 2012 as a result of claims filed by Kookmin Bank which were not repeated in 2013.

Comparison of 2012 to 2011

Our general and administrative expenses decreased 1.1% from ￦3,887 billion in 2011 to ￦3,846 billion in 2012, primarily as a result of a 10.1% decrease in other general and administrative expenses from ￦1,197 billion in 2011 to ￦1,076 billion in 2012, which was partially offset by a 4.0% increase in employee compensation and benefits from ￦2,348 billion in 2011 to ￦2,442 billion in 2012. The decrease in other general and administrative expenses was principally the result of a 50.3% decrease in tax and dues from ￦145 billion in 2011 to ￦72 billion in 2012, which reflected refunds of previously levied education taxes as a result of claims filed by Kookmin Bank. The increase in employee compensation and benefits was principally due to a 25.9% increase in other salaries and short-term employee benefits from ￦522 billion in 2011 to ￦657 billion in 2012, which mainly reflected an increase in contributions to internal funds for employee welfare.

Net Other Operating Expenses

The following table shows, for the periods indicated, the components of our net other operating expenses:

	Year Ended December 31,						Percentage Change
	2011		2012 (1)		2013 (1)		2012/2011	2013/2012
	(in billions of Won)						(%)
Other operating income	￦	3,684	￦	3,286	￦	3,137	(10.8)%	(4.5)%
Other operating expenses		(4,776)		(4,818)		(4,442)	0.9	(7.8)

Net other operating expenses	￦	(1,092)	￦	(1,532)	￦	(1,305)	40.3%	(14.8)%

(1)

The amounts for 2013 reflect a change in our accounting policies pursuant to the adoption of IFRS 10, Consolidated Financial Statements, which is effective beginning in 2013. Corresponding amounts for 2012 (but not for 2011) have been restated to retroactively apply such change. See “—Overview—Changes in Accounting Policies.”

Comparison of 2013 to 2012

Our net other operating expenses decreased 14.8% from ￦1,532 billion in 2012 to ￦1,305 billion in 2013, as a 7.8% decrease in other operating expenses from ￦4,818 billion in 2012 to ￦4,442 billion in 2013 outpaced a 4.5% decrease in other operating income from ￦3,286 billion in 2012 to ￦3,137 billion in 2013.

Other operating income includes principally gain on foreign exchange transactions, income related to insurance, gain on sale of available-for-sale financial assets and other income. The 4.5% decrease in other operating income was attributable mainly to a 28.7% decrease in income related to insurance from ￦1,730 billion in 2012 to ￦1,234 billion in 2013, the effect of which was partially offset by a 26.8% increase in gains on foreign exchange transaction from ￦1,094 billion in 2012 to ￦1,387 billion in 2013. The decrease in income related to insurance was mainly the result of a decrease in demand for insurance products in 2013, which was substantially offset by a corresponding decrease in expense related to insurance, which is recorded as part of other operating expenses. On a net basis, our net expense related to insurance increased 35.9% from ￦92 billion in 2012 to ￦125 billion in 2013. The increase in gain on foreign exchange transactions, which was mainly the result of increased exchange rate volatility, was more than offset by a corresponding increase in loss on foreign exchange transactions, which is recorded as part of other operating expenses.

Other operating expenses include principally loss on foreign exchange transactions, expenses related to insurance, loss on sale of available-for-sale financial assets and other expenses. The 7.8% decrease in other operating expenses was primarily the result of a 25.4% decrease in expense related to insurance from ￦1,822 billion in 2012 to ￦1,359 billion in 2013, which was enhanced by a 36.6% decrease in expense related to available-for-sale financial assets from ￦298 billion in 2012 to ￦189 billion in 2013. The decrease in expense related to insurance reflected a decrease in policy reserves due to a decrease in insurance products sold. The decrease in expense related to available-for-sale financial assets, which was principally due to a decrease in impairment on available-for-sale financials assets, was partially offset by an increase in revenue related to available-for-sale financial assets, which is recorded as part of other operating income.

Comparison of 2012 to 2011

Our net other operating expenses increased 40.3% from ￦1,092 billion in 2011 to ￦1,532 billion in 2012, as an 10.8% decrease in other operating income from ￦3,684 billion in 2011 to ￦3,286 billion in 2012 was enhanced by a 0.9% increase in other operating expenses from ￦4,776 billion in 2011 to ￦4,818 billion in 2012.

The 10.8% decrease in other operating income was attributable mainly to a 30.0% decrease in gain on foreign exchange transactions from ￦1,563 billion in 2011 to ￦1,094 billion in 2012 and a 72.8% decrease in gain on sale of available-for-sale financial assets from ￦552 billion in 2011 to ￦150 billion in 2012, the effect of which was partially offset by a 71.1% increase in income related to insurance from ￦1,011 billion in 2011 to ￦1,730 billion in 2012. The decrease in gain on foreign exchange transactions, which was mainly the result of reduced exchange rate volatility and a decrease in the relative proportion of foreign currency-denominated assets and liabilities on our balance sheet, was more than offset by a corresponding decrease in loss on foreign exchange transactions, which is recorded as part of other operating expenses. On a net basis, our net loss on foreign exchange transactions decreased 50.9% from ￦645 billion in 2011 to ￦317 billion in 2012. The decrease in gain on sale of available-for-sale financial assets primarily reflected gains from the disposal of our shares of Hyundai Engineering and Construction Co., Ltd. in 2011 not being repeated in 2012. The increase in income related to insurance, which was principally due to premiums and reinsurance income generated in 2012, was more than offset by a corresponding increase in expense related to insurance, which is recorded as part of other operating expenses.

The 0.9% increase in other operating expenses was primarily the result of a 67.5% increase in expense related to insurance from ￦1,088 billion in 2011 to ￦1,822 billion in 2012, and was partially offset by a 36.1% decrease in loss on foreign exchange transactions from ￦2,208 billion in 2011 to ￦1,411 billion in 2012. The increase in expense related to insurance reflected an increase in policy reserves during 2012. The decrease in loss on foreign exchange transactions, which was principally due to reduced exchange rate volatility and a decrease in the relative proportion of foreign currency-denominated assets and liabilities on our balance sheet, was partially offset by a corresponding decrease in gain on foreign exchange transactions, which is recorded as part of other operating income as discussed above.

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

Comparison of 2013 to 2012

Income tax expense decreased by 1.3% from ￦559 billion in 2012 to ￦552 billion in 2013, primarily due to a decrease in our profit before income tax, which was partially offset by an increase in adjustments recognized in 2013 for current tax of prior years. The statutory tax rate was 24.2% in 2012 and 2013. Our effective tax rate was 30.4% in 2013 compared to 24.3% in 2012.

Comparison of 2012 to 2011

Income tax expense decreased by 33.8% from ￦845 billion in 2011 to ￦559 billion in 2012, primarily due to a decrease in our profit before income tax. The statutory tax rate was 24.2% in 2011 and 2012. Our effective tax rate was 24.3% in 2012 compared to 25.6% in 2011.

See Note 33 of the notes to our consolidated financial statements included elsewhere in this annual report.

Profit for the Year

As a result of the above, our profit for the year was ￦1,264 billion in 2013, compared to ￦1,740 billion in 2012 and ￦2,461 billion in 2011.

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

The following table shows, for the periods indicated, our results of operations by segment:

	Profit (Loss) (1) for the Year Ended December 31,						Total Operating Revenue (2) for the Year Ended December 31,
	2011 (3)		2012 (3) (4)		2013 (3) (4)		2011 (3)		2012 (3) (4)		2013 (3) (4)
	(in billions of Won)
Retail banking operations	￦	909	￦	686	￦	178	￦	3,267	￦	3,041	￦	2,454
Corporate banking operations		465		238		157		2,287		1,953		1,732
Other banking operations		581		516		485		1,634		1,297		1,486
Credit card operations		445		291		384		1,402		1,287		1,421
Investment and securities operations		26		18		12		163		143		115
Life insurance operations		19		17		9		115		131		102
Other		(45)		48		61		(25)		33		144

Total (5)	￦	2,400	￦	1,814	￦	1,286	￦	8,843	￦	7,885	￦	7,454

(1)	After deduction of income tax allocated to each segment.
(2)	Represents operating revenue from external customers. See Note 5 of the notes to our consolidated financial statements.
(3)

The amounts for 2013 reflect a change in our accounting policies pursuant to the amendments to IAS 19, Employee Benefits, which are effective beginning in 2013. Corresponding amounts for 2011 and 2012 have been restated to retroactively apply such change. See “—Overview—Changes in Accounting Policies.”

(4)

The amounts for 2013 reflect a change in our accounting policies pursuant to the adoption of IFRS 10, Consolidated Financial Statements, which is effective beginning in 2013. Corresponding amounts for 2012 (but not for 2011) have been restated to retroactively apply such change. See “—Overview—Changes in Accounting Policies.”

(5)	Prior to adjustments for consolidation, inter-segment transactions and certain differences in classification under our management reporting system.

Retail Banking Operations

This segment consists of retail banking services provided by Kookmin Bank. The following table shows, for the periods indicated, our income statement data for this segment:

	Year Ended December 31,						Percentage Change
	2011 (1)		2012 (1)		2013 (1)		2012/2011	2013/2012
	(in billions of Won)						(%)
Income statement data
Interest income	￦	5,723	￦	5,682	￦	4,786	(0.7)%	(15.8)%
Interest expense		(2,944)		(3,158)		(2,773)	7.3	(12.2)
Net fee and commission income		635		696		612	9.6	(12.1)
Net gain (loss) from financial assets and liabilities at fair value through profit or loss		(2)		(15)		(2)	650.0	(86.7)
Net other operating income (expense)		(200)		(235)		(261)	17.5	11.1
General and administrative expenses		(1,758)		(1,673)		(1,740)	(4.8)	4.0
Provision for credit losses		(302)		(392)		(358)	29.8	(8.7)
Net other non-operating revenue (expense)		33		—		—	(100.0)	—

Profit (loss) before income tax		1,185		905		264	(23.6)	(70.8)
Tax income (expense) (2)		(276)		(219)		(86)	(20.7)	(60.7)

Profit for the year	￦	909	￦	686	￦	178	(24.5)%	(74.1)%

(1)

The amounts for 2013 reflect a change in our accounting policies pursuant to the amendments to IAS 19, Employee Benefits, which are effective beginning in 2013. Corresponding amounts for 2011 and 2012 have been restated to retroactively apply such change. See “—Overview—Changes in Accounting Policies.”

(2)

Beginning in 2012, segment tax income (expense) is calculated to represent the portion of Kookmin Bank’s income tax allocated to this segment based on Kookmin Bank’s management accounts. Corresponding amounts for 2011, including profit for the year attributable to this segment, have been restated accordingly.

Comparison of 2013 to 2012

Our profit before income tax for this segment decreased 70.8% from ￦905 billion in 2012 to ￦264 billion in 2013.

Interest income from our retail banking operations decreased 15.8% from ￦5,682 billion in 2012 to ￦4,786 billion in 2013. This decrease was principally due to a decrease in the average yields on mortgage, home equity and other consumer loans, mainly reflecting a decrease in the general level of interest rates in Korea in 2013.

Our largest and most important funding source is deposits from retail customers, which represent more than half of our total deposits. Interest expense for this segment decreased 12.2% from ￦3,158 billion in 2012 to ￦2,773 billion in 2013. This decrease was primarily due to a decrease in the average cost of time deposits held by retail customers, which mainly reflected a decrease in the general level of interest rates in Korea in 2013.

Net fee and commission income attributable to this segment decreased 12.1% from ￦696 billion in 2012 to ￦612 billion in 2013, mainly due to a decrease in fee and commission income from bancassurance operations.

Net loss from financial assets and liabilities at fair value through profit or loss attributable to this segment decreased 86.7% from ￦15 billion in 2012 to ￦2 billion in 2013, principally as a result of a decrease in valuation loss on derivatives.

Net other operating expense attributable to this segment increased 11.1% from ￦235 billion in 2012 to ￦261 billion in 2013, mainly as a result of an increase in expenses related to inter-segment borrowings.

General and administrative expenses attributable to this segment increased 4.0% from ￦1,673 billion in 2012 to ￦1,740 billion in 2013, principally due to an increase in salary expense.

Provision for credit losses decreased 8.7% from ￦392 billion in 2012 to ￦358 billion in 2013, due mainly to an improvement in the asset quality of retail loans reflecting a decrease in delinquency rates for retail loans.

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

Corporate Banking Operations

This segment consists of corporate banking services provided by Kookmin Bank. The following table shows, for the periods indicated, our income statement data for this segment:

	Year Ended December 31,						Percentage Change
	2011 (1)		2012 (1)		2013 (1)		2012/2011	2013/2012
	(in billions of Won)						(%)
Income statement data
Interest income	￦	5,107	￦	5,190	￦	4,391	1.6%	(15.4)%
Interest expense		(2,548)		(2,597)		(1,840)	1.9	(29.1)
Net fee and commission income		243		233		241	(4.1)	3.4
Net gain (loss) from financial assets and liabilities at fair value through profit or loss		(2)		(1)		—	(50.0)	(100.0)
Net other operating income (expense)		(555)		(871)		(1,055)	56.9	21.1
General and administrative expenses		(729)		(792)		(822)	8.6	3.8
Provision for credit losses		(1,007)		(853)		(706)	(15.3)	(17.2)
Net other non-operating revenue (expense)		114		6		1	(94.7)	(83.3)

Profit (loss) before income tax		623		315		210	(49.4)	(33.3)
Tax income (expense)(2)		(158)		(77)		(53)	(51.3)	(31.2)

Profit (loss) for the year	￦	465	￦	238	￦	157	(48.8)%	(34.0)%

(1)

The amounts for 2013 reflect a change in our accounting policies pursuant to the amendments to IAS 19, Employee Benefits, which are effective beginning in 2013. Corresponding amounts for 2011 and 2012 have been restated to retroactively apply such change. See “—Overview—Changes in Accounting Policies.”

(2)

Beginning in 2012, segment tax income (expense) is calculated to represent the portion of Kookmin Bank’s income tax allocated to this segment based on Kookmin Bank’s management accounts. Corresponding amounts for 2011, including profit for the year attributable to this segment, have been restated accordingly.

Comparison of 2013 to 2012

Our profit before income tax for this segment decreased 33.3% from ￦315 billion in 2012 to ￦210 billion in 2013.

Interest income from our corporate banking operations decreased 15.4% from ￦5,190 billion in 2012 to ￦4,391 billion in 2013. This decrease was principally due to a decrease in the average yields on corporate loans, mainly reflecting the lower interest rate environment in Korea in 2013, which was enhanced by a decrease in the average volume of such loans.

Interest expense for this segment decreased 29.1% from ￦2,597 billion in 2012 to ￦1,840 billion in 2013. This decrease was principally due to a decrease in the average cost of time deposits held by corporate customers, which mainly reflected a decrease in the general level of interest rates in Korea in 2013.

Net fee and commission income attributable to this segment increased 3.4% from ￦233 billion in 2012 to ￦241 billion in 2013, due primarily to an increase in commissions on management of retirement annuity pensions.

Net loss from financial assets and liabilities at fair value through profit or loss attributable to this segment decreased by ￦1 billion from 2012 to 2013.

Net other operating expense attributable to this segment increased 21.1% from ￦871 billion in 2012 to ￦1,055 billion in 2013, mainly as a result of an increase in expenses related to inter-segment borrowings.

General and administrative expenses attributable to this segment increased 3.8% from ￦792 billion in 2012 to ￦822 billion in 2013, principally due to an increase in the average wages of our employees in this segment.

Provision for credit losses decreased 17.2% from ￦853 billion in 2012 to ￦706 billion in 2013, due mainly to an overall improvement in the asset quality of corporate loans reflecting a decrease in delinquency rates for corporate loans.

Net other non-operating revenue attributable to this segment decreased 83.3% from ￦6 billion in 2012 to ￦1 billion in 2013, primarily due to a decrease in net other non-operating revenue from Kookmin Bank (China) Ltd., a subsidiary of Kookmin Bank.

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

Other Banking Operations

This segment primarily consists of Kookmin Bank’s banking operations other than retail and corporate banking operations, including treasury activities and Kookmin Bank’s “back office” administrative operations. The following table shows, for the periods indicated, our income statement data for this segment:

	Year Ended December 31,						Percentage Change
	2011 (1)		2012 (1) (2)		2013 (1) (2)		2012/2011	2013/2012
	(in billions of Won)						(%)
Income statement data
Interest income	￦	1,529	￦	1,623	￦	1,418	6.1%	(12.6)%
Interest expense		(854)		(961)		(822)	12.5	(14.5)
Net fee and commission income		503		324		252	(35.6)	(22.2)
Net gain (loss) from financial assets and liabilities at fair value through profit or loss		994		757		693	(23.8)	(8.5)
Net other operating income (expense)		(318)		(144)		261	(54.7)	N/M (3)
General and administrative expenses		(848)		(811)		(835)	(4.4)	3.0
Provision (reversal of provision) for credit losses		17		(49)		(1)	N/M (3)	(98.0)
Share of profit (loss) of associates		1		(6)		(203)	N/M (3)	3,283.3
Net other non-operating revenue (expense)		(193)		(71)		(25)	(63.2)	(64.8)

Profit (loss) before income tax		831		662		738	(20.3)	11.5
Tax income (expense)(4)		(250)		(146)		(253)	(41.6)	73.3

Profit (loss) for the year	￦	581	￦	516	￦	485	(11.2)%	(6.0)%

(1)

The amounts for 2013 reflect a change in our accounting policies pursuant to the amendments to IAS 19, Employee Benefits, which are effective beginning in 2013. Corresponding amounts for 2011 and 2012 have been restated to retroactively apply such change. See “—Overview—Changes in Accounting Policies.”

(2)

The amounts for 2013 reflect a change in our accounting policies pursuant to the adoption of IFRS 10, Consolidated Financial Statements, which is effective beginning in 2013. Corresponding amounts for 2012 (but not for 2011) have been restated to retroactively apply such change. See “—Overview—Changes in Accounting Policies.”

(3)	“N/M” means not meaningful.
(4)

Beginning in 2012, segment tax income (expense) is calculated to represent the portion of Kookmin Bank’s income tax allocated to this segment based on Kookmin Bank’s management accounts. Corresponding amounts for 2011, including profit for the year attributable to this segment have been restated accordingly.

Comparison of 2013 to 2012

Our profit before income tax for this segment increased 11.5% from ￦662 billion in 2012 to ￦738 billion in 2013.

Interest income from our other banking operations decreased 12.6% from ￦1,623 billion in 2012 to ￦1,418 billion in 2013. This decrease was attributable primarily to a decrease in the average yields on debt securities in Kookmin Bank’s financial investments portfolio, due mainly to the lower interest rate environment in Korea in 2013.

Interest expense for this segment decreased 14.5% from ￦961 billion in 2012 to ￦822 billion in 2013. This decrease was principally due to a decrease in the average cost of debentures, which mainly reflected the decrease in the general level of interest rates in Korea in 2013.

Net fee and commission income attributable to this segment decreased 22.2% from ￦324 billion in 2012 to ￦252 billion in 2013, mainly due to decreases in brokerage fees and participation fees.

Net gain from financial assets and liabilities at fair value through profit or loss attributable to this segment decreased 8.5% from ￦757 billion in 2012 to ￦693 billion in 2013, principally as a result of a decrease in net gains on financial instruments held-for-trading.

Net other operating income (expense) changed from a net expense of ￦144 billion in 2012 to a net income of ￦261 billion in 2013, mainly as a result of an increase in income from inter-segment lending.

General and administrative expenses attributable to this segment increased 3.0% from ￦811 billion in 2012 to ￦835 billion in 2013, principally due to an increase in special termination benefits in connection with Kookmin Bank’s voluntary early retirement program, as well as an increase in salary expense.

Provision for credit losses decreased by ￦48 billion from ￦49 billion in 2012 to ￦1 billion in 2013, mainly reflecting a decrease in provision for receivables from derivative transactions.

Share of loss of associates increased by ￦197 billion from ￦6 billion in 2012 to ￦203 billion in 2013, principally as a result of an increase in loss on equity method investments from Kookmin Bank’s investment in JSC Bank CenterCredit.

Net other non-operating expense attributable to this segment decreased 64.8% from ￦71 billion in 2012 to ￦25 billion in 2013, primarily due to an increase in net other non-operating income, including income from employment insurance support and interest on delinquent leasehold deposits.

Comparison of 2012 to 2011

Our profit before income tax for this segment decreased 20.3% from ￦831 billion in 2011 to ￦662 billion in 2012.

Interest income from our other banking operations increased 6.1% from ￦1,529 billion in 2011 to ￦1,623 billion in 2012. This increase was attributable primarily to an increase in the average volume of debt securities in Kookmin Bank’s financial investments portfolio, which mainly reflected increased purchases of low-risk debt securities such as Korean treasury securities and debt securities issued by government agencies and financial institutions.

Interest expense for this segment increased 12.5% from ￦854 billion in 2011 to ￦961 billion in 2012. This increase was principally due to the inclusion in 2012 of interest expense related to trust accounts for which we guarantee only the repayment of principal as a result of our adoption of IFRS 10, which was retroactively applied for 2012 but not 2011. See “—Overview—Changes in Accounting Policies.”

Net fee and commission income attributable to this segment decreased 35.6% from ￦503 billion in 2011 to ￦324 billion in 2012, mainly because of a one-time increase in management fees received from the National Housing Fund in 2011, which was due to the payment of unpaid management fees from prior years claimed by Kookmin Bank, was not repeated in 2012.

Net gain from financial assets and liabilities at fair value through profit or loss attributable to this segment decreased 23.8% from ￦994 billion in 2011 to ￦757 billion in 2012, principally as a result of a decrease in net gain on derivatives held-for-trading.

Net other operating expense attributable to this segment decreased 54.7% from ￦318 billion in 2011 to ￦144 billion in 2012, mainly as a result of an increase in income from inter-segment lending.

General and administrative expenses attributable to this segment decreased 4.4% from ￦848 billion in 2011 to ￦811 billion in 2012, principally due to a decrease in employee benefit expenses, which reflected lower performance-based payments.

Provision for credit losses changed from a reversal of provision of ￦17 billion in 2011 to a provision of ￦49 billion in 2012, mainly reflecting an increase in provisions for receivables from derivatives transactions.

Share of profit of associates changed from a profit of ￦1 billion in 2011 to a loss of ￦6 billion in 2012, principally as a result of recognition of additional impairment losses on Kookmin Bank’s investment in JSC Bank CenterCredit in 2012.

Net other non-operating expense attributable to this segment decreased 63.2% from ￦193 billion in 2011 to ￦71 billion in 2012, primarily due to an increase in gains on sales of tangible assets.

Credit Card Operations

This segment consists of credit card activities, which were conducted by Kookmin Bank in January and February of 2011. In March 2011, Kookmin Bank’s credit card business was spun-off to KB Kookmin Card, a newly established company. As such, since March 2011, our credit card activities have been conducted by KB Kookmin Card. The following table shows, for the periods indicated, our income statement data for this segment:

	Year Ended December 31,						Percentage Change
	2011 (1)		2012 (1) (2)		2013 (1) (2)		2012/2011	2013/2012
	(in billions of Won)						(%)
Income statement data
Interest income	￦	1,381	￦	1,388	￦	1,436	0.5%	3.5%
Interest expense		(480)		(414)		(379)	(13.8)	(8.5)
Net fee and commission income		242		158		185	(34.7)	17.1
Net other operating income (expense)		(18)		(83)		(39)	361.1	(53.0)
General and administrative expenses		(340)		(349)		(354)	2.6	1.4
Provision for credit losses		(207)		(315)		(345)	52.2	9.5
Net other non-operating revenue (expense)		(1)		(4)		(2)	300.0	(50.0)

Profit before income tax		577		381		502	(34.0)	31.8
Tax income (expense) (3)		(132)		(90)		(118)	(31.8)	31.1

Profit for the year	￦	445	￦	291	￦	384	(34.6)%	32.0%

(1)

The amounts for 2013 reflect a change in our accounting policies pursuant to the amendments to IAS 19, Employee Benefits, which are effective beginning in 2013. Corresponding amounts for 2011 and 2012 have been restated to retroactively apply such change. See “—Overview—Changes in Accounting Policies.”

(2)

The amounts for 2013 reflect a change in our accounting policies pursuant to the adoption of IFRS 10, Consolidated Financial Statements, which is effective beginning in 2013. Corresponding amounts for 2012 (but not for 2011) have been restated to retroactively apply such change. See “—Overview—Changes in Accounting Policies.”

(3)

Represents the portion of Kookmin Bank’s income tax for January and February of 2011 allocated to this segment based on profit before income tax, and income tax attributable to KB Kookmin Card for March to December of 2011, and for 2012 and 2013.

Comparison of 2013 to 2012

Our profit before income tax for this segment increased by 31.8% from ￦381 billion in 2012 to ￦502 billion in 2013.

Interest income from our credit card operations increased by 3.5% from ￦1,388 billion in 2012 to ￦1,436 billion in 2013. This increase was primarily due to an increase in interest income from factored receivables, reflecting an increase in the average volume of such receivables.

Interest expense for this segment decreased 8.5% from ￦414 billion in 2012 to ￦379 billion in 2013. This decrease was primarily due to decreased funding costs for this segment in light of the lower interest rate environment in Korea in 2013.

Net fee and commission income attributable to this segment increased 17.1% from ￦158 billion in 2012 to ￦185 billion in 2013, which resulted mainly from an increase in fee and commission income from check cards.

Net other operating expense attributable to this segment decreased 53.0% from ￦83 billion in 2012 to ￦39 billion in 2013, primarily due to an increase in other operating income resulting from proceeds from sales of written-off credit card loans to the National Happiness Fund.

General and administrative expenses attributable to this segment increased 1.4% from ￦349 billion in 2012 to ￦354 billion in 2013, mainly due to an increase in salary expense.

Provision for credit losses increased 9.5% from ￦315 billion in 2012 to ￦345 billion in 2013, mainly reflecting a decrease in reversal of provisions primarily due to our sale of written-off credit card loans to the National Happiness Fund and an increase in impaired credit card balances due to a change in our charge-off policy in 2013 which increased the delinquency period for credit card balances before charge-off from three months to six months.

Net other non-operating expense attributable to this segment decreased 50.0% from ￦4 billion in 2012 to ￦2 billion in 2013, primarily due to a decrease in charitable donations by KB Kookmin Card.

Comparison of 2012 to 2011

Our profit before income tax for this segment decreased by 34.0% from ￦577 billion in 2011 to ￦381 billion in 2012.

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

Net other operating expense attributable to this segment increased more than four-fold from ￦18 billion in 2011 to ￦83 billion in 2012, primarily as a result of a decrease in income from sales of charged-off credit card loans and receivables.

General and administrative expenses attributable to this segment increased 2.6% from ￦340 billion in 2011 to ￦349 billion in 2012, primarily due to an increase in salary expense.

Provision for credit losses increased 52.2% from ￦207 billion in 2011 to ￦315 billion in 2012, mainly reflecting increased delinquencies as well as decreased recoveries on charged-off credit card loans and receivables.

Net other non-operating expense attributable to this segment increased four-fold from ￦1 billion in 2011 to ￦4 billion in 2012, primarily due to an increase in charitable donations by KB Kookmin Card.

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

Accordingly, the income statement data for this segment for 2011 reflect the results of operations of KB Futures for the period in 2011 following the merger. The following table shows, for the periods indicated, our income statement data for this segment:

	Year Ended December 31,						Percentage Change
	2011 (1)		2012 (1) (2)		2013 (1) (2)		2012/2011	2013/2012
	(in billions of Won)						(%)
Income statement data
Interest income	￦	42	￦	38	￦	41	(9.5)%	7.9%
Interest expense		(29)		(19)		(17)	(34.5)	(10.5)
Net fee and commission income		83		86		76	3.6	(11.6)
Net gain (loss) from financial assets and liabilities at fair value through profit or loss		50		39		19	(22.0)	(51.3)
Net other operating income (expense)		14		5		1	(64.3)	(80.0)
General and administrative expenses		(118)		(118)		(96)	—	(18.6)
Provision (reversal of provision) for credit losses		(6)		(4)		(5)	(33.3)	25.0
Net other non-operating revenue (expense)		(2)		(3)		(2)	50.0	(33.3)

Profit before income tax		34		24		17	(29.4)	(29.2)
Tax income (expense) (3)		(8)		(6)		(5)	(25.0)	(16.7)

Profit for the year	￦	26	￦	18	￦	12	(30.8)%	(33.3)%

(1)

The amounts for 2013 reflect a change in our accounting policies pursuant to the amendments to IAS 19, Employee Benefits, which are effective beginning in 2013. Corresponding amounts for 2011 and 2012 have been restated to retroactively apply such change. See “—Overview—Changes in Accounting Policies.”

(2)

The amounts for 2013 reflect a change in our accounting policies pursuant to the adoption of IFRS 10, Consolidated Financial Statements, which is effective beginning in 2013. Corresponding amounts for 2012 (but not for 2011) have been restated to retroactively apply such change. See “—Overview—Changes in Accounting Policies.”

(3)	Represents income tax attributable to KB Investment & Securities.

Comparison of 2013 to 2012

Our profit before income tax for this segment decreased 29.2% from ￦24 billion in 2012 to ￦17 billion in 2013.

Interest income from this segment increased 7.9% from ￦38 billion in 2012 to ￦41 billion in 2013. This increase was primarily due to an increase in the average volume of available-for-sale financial assets.

Interest expense for this segment decreased 10.5% from ￦19 billion in 2012 to ￦17 billion in 2013, which mainly reflected a general decrease in the average cost of our debts in light of the lower interest rate environment in Korea, which was enhanced by a decrease in the average volume of call money and customers’ deposits.

Net fee and commission income attributable to this segment decreased 11.6% from ￦86 billion in 2012 to ￦76 billion in 2013, principally as a result of a decrease in commissions relating to securities underwriting activities.

Net gain from financial assets and liabilities at fair value through profit or loss attributable to this segment decreased 51.3% from ￦39 billion in 2012 to ￦19 billion in 2013, principally as a result of a decrease in net gain on financial assets held-for-trading and derivatives held-for-trading.

Net other operating income attributable to this segment decreased 80.0% from ￦5 billion in 2012 to ￦1 billion in 2013, primarily as a result of a reversal of provisions for litigation in 2012 that was not repeated in 2013.

General and administrative expenses attributable to this segment decreased by 18.6% from ￦118 billion in 2012 to ￦96 billion and 2013, principally due to a decrease in performance-based salary expense.

Provision for credit losses increased 25.0% from ￦4 billion in 2012 to ￦5 billion in 2013.

Net other non-operating expense attributable to this segment decreased 33.3% from ￦3 billion in 2012 to ￦2 billion in 2012.

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

Net other operating income attributable to this segment decreased 64.3% from ￦14 billion in 2011 to ￦5 billion in 2012, primarily as a result of a decrease in other operating income from certain non-financial operations that were consolidated in 2011 but not in 2012.

General and administrative expenses attributable to this segment remained relatively constant at ￦118 billion in 2011 and 2012.

Provision for credit losses decreased 33.3% from ￦6 billion in 2011 to ￦4 billion in 2012, mainly reflecting an increase in reversal of provisions relating to loans purchased.

Net other non-operating expense attributable to this segment increased from ￦2 billion in 2011 to ￦3 billion in 2012.

Life Insurance Operations

This segment consists of life insurance and wealth management services provided by KB Life Insurance. We currently hold a 100.0% voting interest in KB Life Insurance, which is accounted for as a consolidated subsidiary under IFRS as issued by the IASB. The following table shows, for the periods indicated, our income statement data for this segment:

	Year Ended December 31,						Percentage Change
	2011 (1)		2012 (1)		2013 (1)		2012/2011	2013/2012
	(in billions of Won)						(%)
Income statement data
Interest income	￦	162	￦	192	￦	200	18.5%	4.2%
Interest expense		—		—		—	—	—
Net gain (loss) from financial assets and liabilities at fair value through profit or loss		—		8		18	N/M (2)	125.0
Net other operating income (expense)		(95)		(132)		(154)	38.9	16.7
General and administrative expenses		(42)		(45)		(51)	7.1	13.3
Provision (reversal of provision) for credit losses		(1)		—		(1)	(100.0)	N/M (2)
Net other non-operating revenue (expense)		—		(1)		—	N/M (2)	(100.0)

Profit before income tax		24		22		12	(8.3)	(45.5)
Tax income (expense) (3)		(5)		(5)		(3)	—	(40.0)

Profit for the year	￦	19	￦	17	￦	9	(10.5)%	(47.1)%

(1)

The amounts for 2013 reflect a change in our accounting policies pursuant to the amendments to IAS 19, Employee Benefits, which are effective beginning in 2013. Corresponding amounts for 2011 and 2012 have been restated to retroactively apply such change. See “—Overview—Changes in Accounting Policies.”

(2)	“N/M” means not meaningful.
(3)	Represents income tax attributable to KB Life Insurance.

Comparison of 2013 to 2012

Our profit before income tax for this segment decreased 45.5% from ￦22 billion in 2012 to ￦12 billion in 2013.

Interest income for this segment increased 4.2% from ￦192 billion in 2012 to ￦200 billion in 2013, primarily due to an increase in the average volume of held-to-maturity debt securities held by KB Life Insurance, particularly government agency debt securities.

Net gain from financial assets and liabilities at fair value through profit or loss attributable to this segment increased 125.0% from ￦8 billion in 2012 to ￦18 billion in 2013, which mainly reflected an increase in gains on sales of beneficiary certificates.

Net other operating expense attributable to this segment increased 16.7% from ￦132 billion in 2012 to ￦154 billion in 2013, principally due to an increase in the amortization expense of deferred acquisition costs.

General and administrative expenses attributable to this segment increased 13.3% from ￦45 billion in 2012 to ￦51 billion in 2013, primarily due to an increase in expenses relating to tax and dues.

Provision for credit losses changed from nil in 2012 to ￦1 billion in 2013.

Net other non-operating expense attributable to this segment decreased from ￦1 billion in 2012 to nil in 2013.

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

Other

“Other” includes the operations of our holding company and all of our subsidiaries that were consolidated under IFRS as issued by the IASB as of December 31, 2013 except Kookmin Bank, KB Kookmin Card, KB Investment & Securities and KB Life Insurance, including principally KB Asset Management, KB Real Estate Trust, KB Investment, KB Credit Information, KB Data System, KB Savings Bank (commencing in 2012) and Yehansoul Mutual Savings Bank (commencing in 2013). See “—Overview—Acquisitions.” The following table shows, for the periods indicated, our income statement data for this segment:

	Year Ended December 31,						Percentage Change
	2011 (1)		2012 (1) (2)		2013 (1) (2)		2012/2011	2013/2012
	(in billions of Won)						(%)
Income statement data
Interest income	￦	66	￦	123	￦	106	86.4%	(13.8)%
Interest expense		(49)		(47)		(25)	(4.1)	(46.8)
Net fee and commission income		96		97		118	1.0	21.6
Net gain (loss) from financial assets and liabilities at fair value through profit or loss		(4)		25		29	N/M (3)	16.0
Net other operating income		54		37		40	(31.5)	8.1
General and administrative expenses		(113)		(133)		(142)	17.7	6.8
Provision (reversal of provision) for credit losses		(8)		6		(28)	N/M (3)	N/M	(3)
Share of profit of associates		2		—		(38)	(100.0)	N/M	(3)
Net non-operating revenue (expense)		(85)		(45)		31	(47.1)	N/M	(3)

Profit (loss) before income tax		(41)		63		91	N/M (3)	44.4
Tax income (expense) (4)		(4)		(15)		(30)	275.0	100.0

Profit (loss) for the year	￦	(45)	￦	48	￦	61	N/M (3)	27.1%

(1)

The amounts for 2013 reflect a change in our accounting policies pursuant to the amendments to IAS 19, Employee Benefits, which are effective beginning in 2013. Corresponding amounts for 2011 and 2012 have been restated to retroactively apply such change. See “—Overview—Changes in Accounting Policies.”

(2)

The amounts for 2013 reflect a change in our accounting policies pursuant to the adoption of IFRS 10, Consolidated Financial Statements, which is effective beginning in 2013. Corresponding amounts for 2012 (but not for 2011) have been restated to retroactively apply such change. See “—Overview—Changes in Accounting Policies.”

(3)	“N/M” means not meaningful.
(4)

Represents income tax attributable to our holding company and all of our subsidiaries that were consolidated under IFRS as issued by the IASB except Kookmin Bank, KB Kookmin Card, KB Investment & Securities and KB Life Insurance.

Comparison of 2013 to 2012

Our profit before income tax for this segment increased 44.4% from ￦63 billion in 2012 to ￦91 billion in 2013.

Interest income attributable to this segment decreased 13.8% from ￦123 billion in 2012 to ￦106 billion in 2013. This decrease was primarily due to a decrease in the average volume of deposits attributable to KB Savings Bank.

Interest expense attributable to this segment decreased 46.8% from ￦47 billion in 2012 to ￦25 billion in 2013, principally reflecting a decrease in the average volume of time deposits attributable to KB Savings Bank.

Net fee and commission income attributable to this segment increased 21.6% from ￦97 billion in 2012 to ￦118 billion in 2013, mainly as the result of an increase in fees received by KB Asset Management.

Net gain from financial assets and liabilities at fair value through profit or loss attributable to this segment increased 16.0% from ￦25 billion in 2012 to ￦29 billion in 2013, principally due to an increase in gain on valuation of derivatives held by KB Mezzanine Private Securities Fund 1.

Net other operating income attributable to this segment increased 8.1% from ￦37 billion in 2012 to ￦40 billion in 2013, primarily as a result of an increase in other operating income from sales of non-performing loans held by KB Savings Bank.

General and administrative expenses attributable to this segment increased 6.8% from ￦133 billion in 2012 to ￦142 billion in 2013, which mainly reflected an increase in salary expense for KB Asset Management and the inclusion of Yehansoul Savings Bank in this segment in 2013.

Provision for credit losses attributable to this segment changed from a reversal of provision of ￦6 billion in 2012 to a provision of ￦28 billion in 2013, principally due to an increase in provision for credit losses relating to the trust account lending activities of KB Real Estate Trust.

Share of profit of associates attributable to this segment changed from nil in 2012 to a loss of ￦38 billion in 2013, primarily due to an increase in impairment losses attributable to this segment.

Net other non-operating revenue (expense) attributable to this segment changed from an expense of ￦45 billion in 2012 to a revenue of ￦31 billion in 2013, primarily due to an increase in other non-operating revenue from KB Asset Management.

Comparison of 2012 to 2011

Our profit before income tax for this segment was ￦63 billion in 2012 compared to a loss before income tax of ￦41 billion in 2011.

Interest income attributable to this segment increased 86.4% from ￦66 billion in 2011 to ￦123 billion in 2012. This increase was primarily due to the inclusion of KB Savings Bank in this segment from 2012.

Interest expense attributable to this segment decreased 4.1% from ￦49 billion in 2011 to ￦47 billion in 2012, principally reflecting a decrease in interest expense at our holding company level resulting from the repayment of outstanding debentures and borrowings by our holding company in 2012, the effect of which was offset in part by the inclusion of KB Savings Bank in this segment from 2012.

Net fee and commission income attributable to this segment remained relatively constant at ￦97 billion in 2012 compared to ￦96 billion in 2011.

Net gain from financial assets and liabilities at fair value through profit or loss attributable to this segment changed from a net loss of ￦4 billion in 2011 to a net gain of ￦25 billion in 2012, which mainly reflected the inclusion of KB Mezzanine Private Securities Fund 1 in this segment from 2012.

Net other operating income attributable to this segment decreased 31.5% from ￦54 billion in 2011 to ￦37 billion in 2012, primarily as a result of a decrease in gain on disposal of available-for-sale equity securities held by KB Investment.

General and administrative expenses attributable to this segment increased 17.7% from ￦113 billion in 2011 to ￦133 billion in 2012, which mainly reflected the inclusion of KB Savings Bank in this segment from 2012.

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

Share of profit of associates attributable to this segment decreased by ￦2 billion from 2011 to 2012.

Net other non-operating expense attributable to this segment decreased 47.1% from ￦85 billion in 2011 to ￦45 billion in 2012, primarily due to the recognition of significant impairment losses in 2011 on membership interests held by our holding company which was not repeated in 2012.

Item 5.B.	Liquidity and Capital Resources

Financial Condition

Assets

The following table sets forth, as of the dates indicated, the principal components of our assets:

	As of December 31,						Percentage Change
	2011		2012 (1)		2013 (1)		2012/2011	2013/2012
	(in billions of Won)						(%)
Cash and due from financial institutions	￦	9,178	￦	10,593	￦	14,793	15.4%	39.6%
Financial assets at fair value through profit or loss		6,326		9,560		9,329	51.1	(2.4)
Derivative financial assets		2,449		2,091		1,819	(14.6)	(13.0)
Financial investments		35,432		36,467		34,849	2.9	(4.4)
Loans:
Loans to banks		3,988		4,398		6,335	10.3	44.0

Loans to customers other than banks:
Loans in Won		184,211		185,889		189,516	0.9	2.0
Loans in foreign currencies		4,141		3,538		3,055	(14.6)	(13.7)
Domestic import usance bills		4,278		3,595		2,978	(16.0)	(17.2)
Off-shore funding loans		893		754		670	(15.6)	(11.1)
Call loans		1,093		1,193		697	9.1	(41.6)
Bills bought in Won		104		30		14	(71.2)	(53.3)
Bills bought in foreign currencies		2,723		2,522		1,588	(7.4)	(37.0)
Guarantee payments under payment guarantee		57		45		38	(21.1)	(15.6)
Credit card receivables in Won		12,420		11,871		11,782	(4.4)	(0.7)
Credit card receivables in foreign currencies		1		3		2	200.0	(33.3)
Bonds purchased under repurchase agreements		830		1,251		1,683	50.7	34.5
Privately placed bonds		816		604		733	(26.0)	21.4
Factored receivables		—		1,221		2,771	N/M (2)	126.9

Total loans to customers other than banks		211,567		212,516		215,527	0.4	1.4
Less:
Allowances for loan losses		(3,448)		(3,269)		(2,861)	(5.2)	(12.5)

Total loans, net		212,107		213,645		219,001	0.7	2.5
Property and equipment		3,186		3,100		3,061	(2.7)	(1.3)
Other assets (3)		8,923		10,295		8,986	15.4	(12.7)

Total assets	￦	277,601	￦	285,751	￦	291,838	2.9%	2.1%

(1)

The amounts as of December 31, 2013 reflect a change in our accounting policies pursuant to the adoption of IFRS 10, Consolidated Financial Statements, which is effective beginning in 2013. Corresponding amounts as of December 31, 2012 (but not as of December 31, 2011) have been restated to retroactively apply such change. See “—Overview—Changes in Accounting Policies.”

(2)	“N/M” means not meaningful.
(3)	Includes investments in associates and joint ventures, investment properties, intangible assets, deferred income tax assets, assets held for sale and other assets.

For further information on our assets, see “Item 4.B. Business Overview—Assets and Liabilities.”

Comparison of 2013 to 2012

Our total assets increased 2.1% from ￦285,751 billion as of December 31, 2012 to ￦291,838 billion as of December 31, 2013, principally due to a 2.5% increase in loans from ￦213,645 billion as of December 31, 2012 to ￦219,001 billion as of December 31, 2013 and a 39.6% increase in cash and due from financial institutions from ￦10,593 billion as of December 31, 2012 to ￦14,793 billion as of December 31, 2013. The effect of these increases was partially offset by a 4.4% decrease in financial investments from ￦36,467 billion as of December 31, 2012 to ￦34,849 billion as of December 31, 2013 and a 12.7% decrease in other assets from ￦10,295 billion as of December 31, 2012 to ￦8,986 billion as of December 31, 2013.

Comparison of 2012 to 2011

Our total assets increased 2.9% from ￦277,601 billion as of December 31, 2011 to ￦285,751 billion as of December 31, 2012, principally due to a 51.1% increase in financial assets at fair value through profit or loss from ￦6,326 billion as of December 31, 2011 to ￦9,560 billion as of December 31, 2012, a 0.7% increase in loans from ￦212,107 billion as of December 31, 2011 to ￦213,645 billion as of December 31, 2012, a 15.4% increase in cash and due from financial institutions from ￦9,178 billion as of December 31, 2011 to ￦10,593 billion as of December 31, 2012 and a 15.4% increase in other assets from ￦8,923 billion as of December 31, 2011 to ￦10,295 billion as of December 31, 2012. The effect of these increases was partially offset by a 14.6% decrease in derivative financial assets from ￦2,449 billion as of December 31, 2011 to ￦2,091 billion as of December 31, 2012.

Liabilities and Equity

The following table sets forth, as of the dates indicated, the principal components of our liabilities and our equity:

	As of December 31,						Percentage Change
	2011 (1)		2012 (1) (2)		2013 (1) (2)		2012/2011	2013/2012
	(in billions of Won)						(%)
Liabilities:
Financial liabilities at fair value through profit or loss	￦	1,388	￦	1,851	￦	1,115	33.4%	(39.8)%
Deposits		190,337		197,346		200,882	3.7	1.8
Debts		16,824		15,965		14,101	(5.1)	(11.7)
Debentures		27,070		24,270		27,040	(10.3)	11.4
Provisions		798		670		678	(16.0)	1.2
Other liabilities (3)		18,084		20,886		22,369	15.5	7.1

Total liabilities		254,501		260,988		266,185	2.5	2.0

Equity:
Capital stock		1,932		1,932		1,932	0.0	0.0
Capital surplus		15,842		15,840		15,855	(0.0)	0.1
Accumulated other comprehensive income		168		295		336	75.6	13.9
Retained earnings		4,976		6,501		7,530	30.6	15.8

Equity attributable to stockholders		22,918		24,568		25,653	7.2	4.4
Non-controlling interests		182		195		—	7.1	(100.0)

Total equity		23,100		24,763		25,653	7.2	3.6

Total liabilities and equity	￦	277,601	￦	285,751	￦	291,838	2.9%	2.1%

(1)

The amounts as of December 31, 2013 reflect a change in our accounting policies pursuant to the amendments to IAS 19, Employee Benefits, which are effective beginning in 2013. Corresponding amounts as of December 31, 2011 and 2012 have been restated to retroactively apply such change. See “—Overview—Changes in Accounting Policies.”

(2)

The amounts as of December 31, 2013 reflect a change in our accounting policies pursuant to the adoption of IFRS 10, Consolidated Financial Statements, which is effective beginning in 2013. Corresponding amounts as of December 31, 2012 (but not as of December 31, 2011) have been restated to retroactively apply such change. See “—Overview—Changes in Accounting Policies.”

(3)	Includes derivative financial liabilities, current income tax liabilities, deferred income tax liabilities, defined benefit liabilities and other liabilities.

Comparison of 2013 to 2012

Our total liabilities increased 2.0% from ￦260,988 billion as of December 31, 2012 to ￦266,185 billion as of December 31, 2013. The increase was primarily due to increases in deposits and debentures. Our deposits increased 1.8% from ￦197,346 billion as of December 31, 2012 to ￦200,882 billion as of December 31, 2013, mainly as a result of an increase in demand deposits. Our debentures increased 11.4% from ￦24,270 billion as of December 31, 2012 to ￦27,040 billion as of December 31, 2013, principally due to an increase in our debentures in Won and an increase in discount or premium on debentures in Won.

Our total equity increased by 3.6% from ￦24,763 billion as of December 31, 2012 to ￦25,653 billion as of December 31, 2013. This increase resulted principally from an increase in our retained earnings, which was attributable to the profit we generated in 2013.

Comparison of 2012 to 2011

Our total liabilities increased 2.5% from ￦254,501 billion as of December 31, 2011 to ￦260,988 billion as of December 31, 2012. The increase was primarily due to increases in deposits and other liabilities. Our deposits increased 3.7% from ￦190,337 billion as of December 31, 2011 to ￦197,346 billion as of December 31, 2012, mainly as a result of an increase in demand deposits. Our other liabilities increased 15.5% from ￦18,084 billion as of December 31, 2011 to ￦20,886 billion as of December 31, 2012, principally due to an increase in liabilities related to our life insurance business (mainly policy reserves).

Our total equity increased by 7.2% from ￦23,100 billion as of December 31, 2011 to ￦24,763 billion as of December 31, 2012. This increase resulted principally from an increase in our retained earnings, which was attributable to the profit we generated in 2012.

Liquidity

Our primary source of funding has historically been and continues to be deposits. Deposits amounted to ￦190,337 billion, ￦197,346 billion and ￦200,882 billion as of December 31, 2011, 2012 and 2013, which represented approximately 81.3%, 83.1% and 83.0% of our total funding, respectively. We have been able to use customer deposits to finance our operations generally, including meeting a portion of our liquidity requirements. Although the majority of deposits are short-term, it has been our experience that the majority of our depositors generally roll over their deposits at maturity, thus providing us with a stable source of funding. However, in the event that a substantial number of our depositors do not roll over their deposits or otherwise decide to withdraw their deposited funds, we would need to place increased reliance on alternative sources of funding, some of which may be more expensive than customer deposits, in order to finance our operations. See “Item 3.D. Risk Factors—Risks relating to liquidity and capital management—Our funding is highly dependent on short-term deposits, which dependence may adversely affect our operations.” In particular, we may increase our utilization of alternative funding sources such as short-term borrowings and cash and cash equivalents (including funds from maturing loans), as well as liquidating our positions in financial assets and using the proceeds to fund parts of our operations, as necessary.

We also obtain funding through debentures and debts to meet our liquidity needs. Debentures represented 11.6%, 10.2% and 11.2% of our total funding as of December 31, 2011, 2012 and 2013, respectively. Debts represented 7.2%, 6.7% and 5.8% of our total funding as of December 31, 2011, 2012 and 2013, respectively. For further information on our sources of funding, see “Item 4.B. Business Overview—Assets and Liabilities—Funding.”

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

We are a financial holding company, and substantially all of our operations are in our subsidiaries. Accordingly, we rely on distributions from our subsidiaries, direct borrowings and issuances of debt and equity securities to fund our liquidity obligations. We received aggregate dividends of nil, ￦688 billion and ￦282 billion from our subsidiaries in 2011, 2012 and 2013, respectively. See “Item 3.D. Risk Factors—Risks relating to our financial holding company structure and strategy.”

Contractual Cash Obligations

The following table sets forth our contractual cash obligations (excluding short-term borrowings) as of December 31, 2013.

	Payments Due by Period
	Total		1 Year or Less		1-3 Years		3-5 Years		More Than 5 Years
	(in billions of Won)
Long-term borrowing obligations (1) (2)	￦	37,357	￦	14,843	￦	12,830	￦	4,605	￦	5,079
Operating lease obligations (3)		230		121		88		21		—
Capital lease obligations		2		2		—		—		—
Pension obligations		181		181		—		—		—
Deposits (2) (4)		138,590		127,309		7,558		1,045		2,678

Total	￦	176,360	￦	142,456	￦	20,476	￦	5,671	￦	7,757

(1)	Includes debt and debentures with original maturities of one year or more.
(2)

Includes estimated future interest payments, which have been estimated using contractual interest rates and scheduled contractual maturities of the outstanding debt obligations and borrowings as of December 31, 2013. In order to calculate future interest payments on debt with floating rates, we used contractual interest rates as of December 31, 2013.

(3)	This line item is not included within our consolidated statements of financial position.
(4)	Excluding demand deposits.

Commitments and Guarantees

The following table sets forth our commitments and guarantees as of December 31, 2013. These commitments and guarantees are not included within our consolidated statements of financial position.

	Payments Due by Period
	Total		1 Year or Less		1-3 Years		3-5 Years		More Than 5 Years
	(in billions of Won)
Financial guarantees (1)	￦	3,097	￦	767	￦	2,206	￦	124	￦	—
Confirmed acceptances and guarantees		5,764		4,290		1,018		262		194
Commitments		95,422		94,176		848		284		114

Total	￦	104,283	￦	99,233	￦	4,072	￦	670	￦	308

(1)

Includes ￦2,673 billion of irrevocable commitments to provide contingent liquidity credit lines to special purpose entities for which we serve as the administrator. See Note 39 of the notes to our consolidated financial statements.

Capital Adequacy

Kookmin Bank is subject to capital adequacy requirements of the Financial Services Commission applicable to Korean banks. The requirements applicable prior to December 2013 were formulated based on Basel II, which was first published by the Basel Committee on Banking Supervision, Bank for International Settlements in 2004. The requirements applicable commencing in December 2013 pursuant to amended Financial Services Commission regulations promulgated in July 2013 were formulated based on Basel III, which was first introduced by the Basel Committee on Banking Supervision, Bank for International Settlements in December 2009. Under the amended Financial Services Commission regulations, all banks in Korea are required to maintain certain minimum ratios of Tier I common equity capital, total Tier I capital and total Tier I and Tier II capital to risk-weighted assets. See “Item 4.B. Business Overview—Supervision and Regulation—Principal Regulations Applicable to Banks—Capital Adequacy.”

As of December 31, 2013, Kookmin Bank’s total Tier I and Tier II capital adequacy ratio was 15.42%.

The following table sets forth a summary of Kookmin Bank’s capital and capital adequacy ratios as of December 31, 2011 and 2012 based on Basel II and as of December 31, 2013 based on Basel III.

	As of December 31,
	2011 (1)		2012 (1)		2013
	(in billions of Won, except percentages)
Tier I capital:	￦	14,954	￦	16,141	￦	18,502
Tier I common equity capital		—		—		18,502
Paid-in capital		2,022		2,022		2,022
Capital reserves		5,043		5,042		5,220
Retained earnings		8,542		9,622		11,237
Non-controlling interests in consolidated subsidiaries		8		1		—
Others		(661)		(546)		23
Additional Tier I capital		—		—		—
Tier II capital:		4,714		5,250		4,122
Revaluation reserves		177		177		—
Allowances for credit losses (2)		1,092		987		843
Hybrid debt		136		73		43
Subordinated debt		2,943 (3)		3,611 (3)		3,236
Valuation gain on investment securities		66		83		—
Others		300		319		—
Total core and supplementary capital		19,668		21,391		22,624
Risk-weighted assets		145,185		148,544		146,743
Credit risk:
On-balance sheet		127,489		127,462		125,044
Off-balance sheet		5,340		6,622		6,787
Market risk		2,193		4,693		4,012
Operational risk		10,163		9,767		10,900
Total Tier I and Tier II capital adequacy ratio		13.55%		14.40%		15.42%
Tier I capital adequacy ratio		10.30		10.87		12.61
Tier I common equity capital adequacy ratio		—		—		12.61
Tier II capital adequacy ratio		3.25		3.53		2.81

(1)

With effect from December 1, 2013, the Financial Services Commission adopted amended guidelines that implemented capital adequacy requirements in Korea based on Basel III. Amounts and ratios as of December 31, 2011 and 2012 were computed in accordance with previously applicable guidelines based on Basel II and therefore are not directly comparable to corresponding amounts and ratios as of December 31, 2013.

(2)

Under the standardized approach, allowances for credit losses in respect of credits classified as normal or precautionary are used to calculate Tier II capital only to the extent they represent up to 1.25% of credit risk-weighted assets. Under the internal ratings-based approach, allowances for credit losses, less estimated losses, are used to calculate Tier II capital only to the extent they represent up to 0.6% of credit risk-weighted assets.

(3)	Subordinated debt up to an amount equal to 50% of Tier I capital may be used in the calculation of Tier II capital.

In addition, we, as a bank holding company, are required to maintain certain minimum capital adequacy ratios pursuant to applicable regulations of the Financial Services Commission. See “Item 4.B. Business Overview—Supervision and Regulation—Principal Regulations Applicable to Financial Holding Companies—Capital Adequacy.”

The following table sets forth a summary of our consolidated capital adequacy ratio as of December 31, 2013, based on IFRS and applicable regulatory reporting standards:

	As of December 31,
	2013
	(in billions of Won, except percentages)
Tier I capital
Tier I common equity capital	￦	22,694
Additional Tier I capital		—

Total Tier I capital	￦	22,694
Tier II capital	￦	4,603

Risk-weighted assets	￦	177,514

Total Tier I and Tier II capital adequacy ratio		15.38%
Tier I capital adequacy ratio		12.78%
Tier I common equity capital adequacy ratio		12.78%
Tier II capital adequacy ratio		2.60%

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

Board of Directors

Our board of directors, currently consisting of one executive director and nine non-executive directors, has the ultimate responsibility for the management of our affairs.

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

The names and positions of our directors are set forth below. The business address of all of the directors is our registered office at 84, Namdaemoon-ro, Jung-gu, Seoul 100-703, Korea.

Executive Director

The table below identifies our executive director as of the date of this annual report:

Name	Date of Birth	Position	Director Since	End of Term
Young-Rok Lim	March 30, 1955	Chairman and Chief Executive Officer	March 25, 2011	July 12, 2016

Our executive director does not have any significant activities outside KB Financial Group.

Young-Rok Lim is our chairman and chief executive officer. He previously served as our president, the vice minister and deputy minister of the former Ministry of Finance and Economy and the director-general of the Financial Policy Bureau at the former Ministry of Finance and Economy. He received a B.A. in literature and an M.A. in public administration from Seoul National University, an M.A. in economics from Vanderbilt University and a Ph.D. in economics from Hanyang University.

Non-executive Directors

Our non-executive directors are selected based on the candidates’ talents and skills in diverse areas, such as finance, economy, management and accounting. All nine non-executive directors below were nominated by our Non-executive Director Nominating Committee and approved by our shareholders.

The table below identifies our non-executive directors as of the date of this annual report:

Name	Date of Birth	Position	Director Since	Year Term Ends (1)
Kyung Jae Lee	January 30, 1939	Non-executive Director	March 26, 2010	2015
Young Jin Kim	December 11, 1949	Non-executive Director	March 25, 2011	2015
Kun Ho Hwang	January 23, 1951	Non-executive Director	March 23, 2012	2015
Jong Cheon Lee	February 3, 1951	Non-executive Director	March 25, 2011	2015
Jae Ho Cho	January 18, 1955	Non-executive Director	March 28, 2014	2016
Seung Hee Koh	June 26, 1955	Non-executive Director	March 26, 2010	2015
Young Kwa Kim	December 13, 1955	Non-executive Director	March 22, 2013	2015
Myung Jig Kim	October 19, 1959	Non-executive Director	March 28, 2014	2016
Sung Hwan Shin	February 17, 1963	Non-executive Director	March 28, 2014	2016

(1)	The date on which each term will end will be the date of the general stockholders’ meeting in the relevant year unless otherwise specified.

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

Jae Ho Cho has been a non-executive director since March 2014. He is currently a professor at Seoul National University and a director of Kyung Hee Foundation. He was previously the chair of the capital markets division of the Committee for Financial Development of Korea and an outside director of SK Telecom Co., Ltd. He received a B.A. in business administration from Seoul National University and an M.B.A. and a Ph.D. in finance from the Wharton School, University of Pennsylvania.

Seung Hee Koh has been a non-executive director since March 2010. He is currently a professor at Sookmyung Women’s University and an advisor at the Fair Trade Commission of Korea. He was previously the vice president of the Management Accounting Association of Korea and a non-executive director of the United Asset Management Company. He received a B.A. in business administration from Seoul National University, an M.B.A. from Indiana University and a Ph.D. in business administration from the University of Oklahoma.

Young Kwa Kim has been a non-executive director since March 2013. He previously served as the president and chief executive officer of the Korea Securities Finance Corporation, the commissioner of the Financial Intelligence Unit at the Financial Services Commission and the director general of the Economic Cooperation Bureau at the Ministry of Finance and Economy. He received a B.A. in economics from Seoul National University and a Ph.D. in economics from the University of Hawaii.

Myung Jig Kim has been a non-executive director since March 2014. He is currently the dean of the college of economics and finance and a professor at Hanyang University. He was previously the vice president of the Korean Finance Association, the president of the Korean Securities Association and a non-executive director of Meritz Financial Group, Inc. He received a B.A. in economics from Hanyang University and an M.A. and a Ph.D. in economics from the University of Washington.

Sung Hwan Shin has been a non-executive director since March 2014. He is currently a professor at Hongik University and a senior advisor at the Korea Fixed Income Research Institute and the head of fund evaluation at the Ministry of Strategy and Finance. He was previously the president of the Korea Pension Association. He received a B.A. in economics from Seoul National University and an M.B.A. and a Ph.D. in finance from the Sloan School of Management, Massachusetts Institute of Technology.

Any director having an interest in a transaction that is subject to approval by the board of directors may not vote at the meeting during which the board approves the transaction.

Executive Officers

The table below identifies our senior executive officers who are not executive directors as of the date of this annual report:

Name	Date of Birth	Position
Woong-Won Yoon	February 9, 1960	Deputy President; Chief Financial Officer
Yong Soo Kim	February 11, 1961	Deputy President; Chief Public Relations Officer
Ki-Bum Lee	November 24, 1957	Senior Managing Director; Chief Risk Officer
Jae Youl Kim	October 16, 1969	Senior Managing Director; Chief Information Officer
Minkyu Chung	February 7, 1970	Managing Director; Chief Compliance Officer
Sang-Hwan Kim	May 2, 1960	Managing Director; Chief Human Resources Officer
Jong-Hee Yang	June 10, 1961	Managing Director; Chief Information Security Officer and Head of Strategic Planning Department
Kyu Sul Choi	August 16, 1960	Managing Director; Head of Investor Relations
Kyung Yup Cho	September 9, 1961	Managing Director; Head of KB Research

None of the executive officers has any significant activities outside KB Financial Group.

Woong-Won Yoon is a deputy president and the chief financial officer. He currently also serves as an outside director of Kookmin Bank and KB Kookmin Card. He previously served as a general manager of our Financial Planning & Management Department and Strategic Planning Department and as the head of the Financial Management Division of Kookmin Bank. He received a B.A., M.A. and Ph.D. in business administration from Hanyang University.

Yong Soo Kim is a deputy president and the chief public relations officer. He previously served as a senior managing director at Daewoo Securities Co., Ltd. and KDB Asset Management Co., Ltd. and as a lecturer at the Korea Advanced Institute of Science and Technology. He received a B.A. in law from Korea University, an M.B.A. in international finance from Hankuk University of Foreign Studies and a Ph.D. in communications from Sungkyunkwan University.

Ki-Bum Lee is a senior managing director and the chief risk officer. He previously served as the head of Kookmin Bank’s audit department, chief compliance officer of Kookmin Bank and the head of Gyeongseo and Bucheon regional offices of Kookmin Bank. He received a B.A. in German language and literature from Sogang University.

Jae Youl Kim is a senior managing director and the chief information officer. He previously served as the deputy director of the Government Reform Department of the Ministry of Planning and Budget and the head of Kookmin Bank’s green financial division. He graduated from Sunchon High School.

Minkyu Chung is a managing director and the chief compliance officer. He previously served as a vice chief public prosecutor at the Supreme Prosecutors’ Office of Korea and a managing partner at the law firm of The Firm. He received a B.A. in law from Seoul National University.

Sang-Hwan Kim is a managing director and the chief human resources officer. He previously served as a general manager of Kookmin Bank’s Taebaek branch, Wonjudangu branch and Youngtong branch. He received a B.A. in business administration from Gangwon University.

Jong-Hee Yang is a managing director, the chief information security officer and the head of the Strategic Planning Department. He previously served as a branch manager of Kookmin Bank, department head of our Office of the Board of Directors and the head of our Financial Planning & Management. He received a B.A. in Korean history from Seoul National University.

Kyu Sul Choi is a managing director and the head of Investor Relations. He previously served as the head of Kookmin Bank’s Investor Relations Department and Asset and Liability Management Department and the head of Korea First Bank’s treasury department. He received a B.A. in business administration from Yonsei University.

Kyung Yup Cho is a managing director and the head of KB Research. He previously served as a senior editor at MaeKyung Media Group and the head of financial news, political news, social affairs and international news at Maeil Business Newspaper. He received a B.A. in business administration and a Ph.D. in business administration from Yonsei University.

Item 6.B.	Compensation

The aggregate remuneration paid and benefits-in-kind granted by us to our chairman and chief executive officer, our other executive and non-standing directors, our non-executive directors and our executive officers for the year ended December 31, 2013 was ￦5,599 million. In addition, for the year ended December 31, 2013, we paid ￦445 million in termination benefits and set aside ￦82 million for allowances for severance and retirement benefits for our chairman and chief executive officer, the other executive directors and our executive officers.

The compensation of our directors who received total annual compensation exceeding ￦500 million in 2013 was as follows:

Name	Position	Total Compensation in 2013 (1)		Long-term Incentive Compensation for Payment Subsequent to 2013 (2)
		(In millions of Won)
Young-Rok Lim	Chairman and Chief Executive Officer	￦	362	Grant of 10,968 long-term incentive performance shares

	Former President		833	Grant of 8,187 long-term incentive performance shares

Yoon-Dae Euh	Former Chairman and Chief Executive Officer		991	Grant of 9,792 long-term incentive performance shares

(1)

Includes earned income, other income and retirement income according to the Income Tax Act of Korea, as well as performance based short-term incentive payments made in the first quarter of 2013 with respect to services performed in 2012.

(2)

Based on performance during term of office in 2013. The amount of disbursement, if any, of the long-term incentive performance shares (or the equivalent monetary amount based on the market value of such shares at the time of disbursement) will be determined at a later date.

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

In 2013, we recognized a reversal of compensation expense of ￦9 million for the stock options granted under our stock option plan. For additional information regarding our compensation expense in connection with our stock option plan, see Note 31 to our consolidated financial statements included elsewhere in this annual report.

In 2008, we also established a stock grant plan. Pursuant to this plan, we have entered into performance share agreements with certain of our directors, executive officers and other senior management, whereby we may grant shares of our common stock (or the equivalent monetary amount based on the market value of such shares at the time of the grant) within specified periods as long-term incentive performance shares in accordance with pre-determined performance targets. See “Item 6.E. Share Ownership—Performance Share Agreements.” In 2013, we recognized ￦17,298 million as compensation expense for the disbursements made under such agreements.

Item 6.C.	Board Practices

See “Item 6.A. Directors and Senior Management” above for information concerning the terms of office and contractual employment arrangements with our directors and executive officers.

Committees of the Board of Directors

We currently have the following committees that serve under the board:

•	the Audit Committee;

•	the Board Steering Committee;

•	the Management Strategy Committee;

•	the Risk Management Committee;

•	the Evaluation & Compensation Committee;

•	the Non-executive Director Nominating Committee; and

•	the Audit Committee Member Nominating Committee.

Each committee member is appointed by the board of directors, except for members of the Audit Committee, who are elected at the general meeting of stockholders.

Audit Committee

The committee currently consists of five non-executive directors, Kyung Jae Lee, Young Jin Kim, Jong Cheon Lee, Seung Hee Koh and Sung Hwan Shin. The chairperson of the Audit Committee is Young Jin Kim. The committee oversees our financial reporting and approves the appointment of our independent registered public accounting firm. The committee also reviews our financial information, auditor’s examinations, key financial statement issues, the plans and evaluation of internal control and the administration of our financial affairs by the board of directors. In connection with the general meetings of stockholders, the committee examines the agenda for, and financial statements and other reports to be submitted by, the board of directors to each general meeting of stockholders. The committee holds regular meetings every quarter.

Board Steering Committee

The committee currently consists of five non-executive directors, Kyung Jae Lee, Young Jin Kim, Kun Ho Hwang, Jong Cheon Lee and Young Kwa Kim, together with our chairman and chief executive officer, Young- Rok Lim. The chairperson of the Board Steering Committee is Kyung Jae Lee. The committee is responsible for ensuring the efficient operation of the board and the facilitation of the board’s functions. The committee is also responsible for discussion and review of overall matters with respect to the governance of us and our subsidiaries, promoting the efficiency and active function of the board and each committee. The committee holds regular meetings every quarter.

Management Strategy Committee

The committee currently consists of four non-executive directors, Kun Ho Hwang, Young Kwa Kim, Seung Hee Koh and Sung Hwan Shin, and our chairman and chief executive officer, Young-Rok Lim. The chairperson of the committee is Young Kwa Kim. The committee reviews vision and mid-long term management strategy, the annual business plan, the annual budget plan, new strategic businesses, major financial strategy and major issues with respect to our management. The committee holds regular meetings every quarter.

Risk Management Committee

The committee currently consists five non-executive directors, Kyung Jae Lee, Young Jin Kim, Kun Ho Hwang, Jae Ho Cho and Myung Jig Kim. The chairperson of the Risk Management Committee is Kun Ho Hwang. The Risk Management Committee oversees and makes determinations on all issues relating to our comprehensive risk management function. In order to ensure our stable financial condition and to maximize our profits, the committee monitors our overall risk exposure and reviews our compliance with risk policies and risk limits. In addition, the committee reviews risk and control strategies and policies, evaluates whether each risk is at an adequate level, establishes or abolishes risk management divisions and reviews risk-based capital allocations. The committee holds regular meetings every quarter.

Evaluation & Compensation Committee

The committee currently consists of five non-executive directors, Jong Cheon Lee, Jae Ho Cho, Seung Hee Koh, Young Kwa Kim and Myung Jig Kim. The chairperson of the committee is Jong Cheon Lee. The Evaluation and Compensation Committee reviews compensation schemes and compensation levels of us and our subsidiaries. The committee is also responsible for deliberating and deciding the compensation of directors, evaluating management’s performance and implementing management training programs, as well as deciding and supervising the performance-based annual salary of the president and the executive officers of us and our subsidiaries. The committee holds regular meetings every quarter.

Non-executive Director Nominating Committee

The committee currently has no members. The last meeting of the committee was on February 21, 2014 to nominate Jae Ho Cho, Myung Jig Kim and Sung Hwan Shin as new non-executive directors and Kyung Jae Lee, Young Jin Kim, Kun Ho Hwang, Jong Cheon Lee and Seung Hee Koh for re-appointment as non-executive directors. The committee oversees the selection of non-executive director candidates and recommends them annually sometime prior to the general stockholders meeting. The term of office of its members is from the first meeting of the committee held to nominate the non-executive directors until the nominated non-executive directors are appointed.

Audit Committee Member Nominating Committee

The committee currently has no members. The last meeting of the committee was on February 21, 2014 to nominate Kyung Jae Lee, Young Jin Kim, Jong Cheon Lee, Seung Hee Koh and Sung Hwan Shin as new Audit Committee members. The committee oversees the selection of Audit Committee member candidates and recommends them annually sometime prior to the general stockholders meeting. The term of office of its members is from the first meeting of the committee held to nominate the Audit Committee members until the Audit Committee members are appointed.

Item 6.D.	Employees

As of December 31, 2013, we had a total of 151 full-time employees, excluding nine executive officers, at our financial holding company. The following table sets forth information regarding our employees at both our financial holding company and our subsidiaries as of the dates indicated:

		As of December 31,
		2011	2012	2013
KB Financial Group	Full-time employees (1)	148	157	151
	Contractual employees	—	—	—
	Managerial employees	121	127	116
	Members of Korea Financial Industry Union	—	—	—
Kookmin Bank	Full-time employees (1)	16,080	16,358	16,617
	Contractual employees	6,175	5,713	5,136
	Managerial employees	11,278	11,383	11,539
	Members of Korea Financial Industry Union	17,389	17,149	17,123
Other subsidiaries	Full-time employees (1)	2,508	2,724	2,786
	Contractual employees	542	541	137
	Managerial employees	1,450	1,554	1,554
	Members of Korea Financial Industry Union	1,334	1,370	1,509

(1)	Excluding executive officers.

We consider our relations with our employees to be satisfactory. We and our subsidiaries each have a joint labor-management council which serves as a forum for ongoing discussions between our management and employees. At four of our subsidiaries, Kookmin Bank, KB Kookmin Card, KB Real Estate Trust and KB Credit Information, our employees have a labor union. Every year, the unions at Kookmin Bank, KB Kookmin Card, KB Real Estate Trust and KB Credit Information and their respective managements negotiate and enter into new collective bargaining agreements and negotiate annual wage adjustments.

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

In accordance with the National Pension Act, we contribute an amount equal to 4.5% of employee wages, and each employee contributes 4.5% of his or her wages, into each employee’s personal pension account. In addition, in accordance with the Guarantee of Worker’s Retirement Benefits Act, we have adopted a retirement pension plan for our employees. Contributions under the retirement pension plan are deposited annually into a financial institution, and an employee may elect to receive a monthly pension or a lump-sum amount upon retirement. Our retirement pension plans are provided in the form of a defined benefit plan and a defined contribution plan. The defined benefit plan guarantees a certain payout at retirement, according to a fixed formula based on the employee’s average salary and the number of years for which the employee has been a plan member. The defined contribution plan, in which the employer’s contribution is determined in advance based on one twelfth of an employee’s total annual pay, is managed directly by the employees. Under Korean law, we may not terminate the employment of full-time employees except under certain limited circumstances.

In June 2009, we established an employee stock ownership plan. All of our employees are eligible to participate in this plan. We are not required to, and do not, make cash contributions to this plan. Members of our employee stock ownership association have pre-emptive rights to acquire up to 20% of our shares issued in public offerings by us pursuant to the Financial Investment Services and Capital Markets Act. In August 2009, we offered to members of our employee stock ownership association 6,000,000 of the 30,000,000 new shares of common stock to be issued in our rights offering to our existing shareholders, and the entire amount was subscribed by members of our employee stock ownership association. The employee stock ownership association held 2,885,075 shares of our common stock as of December 31, 2013.

Employees of Kookmin Bank have been eligible to participate in its employee stock ownership plan, which will be terminated once all of our common stock held by the plan (which the plan received following the transfer of Kookmin Bank shares held by it as a result of the comprehensive stock transfer pursuant to which we were established) have been distributed to the relevant Kookmin Bank employees at the requests of such employees following the expiration of the required holding periods. As of December 31, 2013, Kookmin Bank’s employee stock ownership association held 878,590 shares of our common stock.

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

Common Stock

As of March 31, 2014, the persons who are currently our directors or executive officers, as a group, held an aggregate of 13,724 shares of our common stock, representing approximately 0.004% of the issued shares of our common stock as of such date. None of these persons individually held more than 1% of the outstanding shares of our common stock as of such date. The following table presents information regarding our directors and executive officers who beneficially owned our shares as of March 31, 2014.

Name of Executive Officer or Director	Number of Shares of Common Stock
Young-Rok Lim	8,000
Kyu Sul Choi	1,506
Woong-Won Yoon	1,300
Jong-Hee Yang	914
Jae Youl Kim	904
Ki-Bum Lee	600
Kyung Yup Cho	500

Total	13,724

Stock Options

We have not, following our establishment pursuant to a comprehensive stock transfer in September 2008, granted any stock options with respect to our capital stock to our directors, executive officers and employees. Prior to our establishment, Kookmin Bank granted stock options with respect to its common stock to its directors, executive officers and employees. In connection with the comprehensive stock transfer, in September 2008, such stock options with respect to Kookmin Bank common stock were converted into stock options with respect to our common stock. For all of the options granted, upon their exercise, we are required to pay in cash the difference between the exercise price and the market price of our common stock at the date of exercise. The following table is the breakdown of such stock options granted to Kookmin Bank’s directors, executive officers and employees. It describes the grant date, position, exercise period and price and the number of options as of March 31, 2014, not including previously issued options which are no longer exercisable as of such date.

		Exercise Period		Exercise Price	Number of Granted Options (1)	Number of Exercised Options	Number of Exercisable Options
Grant Date	Position When Granted	From	To
28-Apr-06	Employee	29-Apr-09	28-Apr-14	81,900	25,613	0	25,613
27-Oct-06	Employee	28-Oct-09	27-Oct-14	76,600	18,987	0	18,987
8-Feb-07	4 Senior Executive Vice Presidents	9-Feb-10	8-Feb-15	77,100	55,594	0	55,594
8-Feb-07	26 Employees	9-Feb-10	8-Feb-15	77,100	601,904	0	601,904
23-Mar-07	Non-executive Director	24-Mar-10	23-Mar-15	84,500	15,246	0	15,246

					717,344	0	717,344

(1)	Some numbers of the granted options have been adjusted due to the merger and the early retirement of the grantees.

Performance Share Agreements

In March 2009, our shareholders approved at the annual general meeting of shareholders the disbursement of a maximum of 250,000 shares of our common stock (or the equivalent monetary amount based on the market value of such shares at the time of disbursement), between September 29, 2008 and September 28, 2011, to our directors as long-term incentive performance shares over the term of their office in accordance with the performance targets set forth in the performance share agreements between us and such directors. In June 2009, we paid ￦24 million, the equivalent monetary amount for 733 shares of our common stock, to our former non-executive director, Kee Young Chung. In March 2010, our shareholders approved at the annual general meeting of shareholders the disbursement of a maximum of 250,000 shares of our common stock (or the equivalent monetary amount based on the market value of such shares at the time of disbursement), between September 29, 2009 and September 28, 2012, to our directors as long-term incentive performance shares over the term of their office in accordance with the performance targets set forth in the performance share agreements between us and such directors. In April 2010, we paid an aggregate of ￦184 million, the equivalent monetary amount for 3,563 shares of our common stock, to our former non-executive directors, Dam Cho and Bo Kyung Byun. In November 2010, we paid ￦110 million, the equivalent monetary amount for 2,149 shares of our common stock, to our former non-executive director, Chee Joong Kim. In January 2011, we paid ￦133 million, the equivalent monetary amount for 2,323 shares of our common stock, to our former non-executive director, Chan Soo Kang. In April 2011, we paid an aggregate of ￦229 million, the equivalent monetary amount for 4,056 shares of our common stock, to our former non-executive directors, Suk Sig Lim and Jacques Kemp. In April 2013, we paid an aggregate of ￦96 million, the equivalent monetary amount for 2,543 shares of our common stock, to our former non-executive director, Sang Moon Ham. Future disbursements of shares or equivalent monetary amount will be made to such directors upon the completion of their terms based on their performance. In accordance with the best practice guidelines for outside directors of banking institutions announced by the Korea Federation of Banks in January 2010, we have since not entered into any performance share agreements with our non-executive directors.

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

The following table presents information regarding the beneficial ownership of our shares at December 31, 2013 by each person or entity known to us to own beneficially more than 5% of our issued and outstanding shares.

Except as otherwise indicated, each stockholder identified by name has:

•	sole voting and investment power with respect to its shares; and

•	record and beneficial ownership with respect to its shares.

Beneficial Owner	Number of Shares of Common Stock	Percentage of Total Outstanding Shares of Common Stock (%) (1)
Korean National Pension Service	38,476,974	9.96%
Bank of New York Mellon (2)	32,327,550	8.37%

(1)	Calculated based on 386,351,693 shares of our common stock outstanding as of December 31, 2013.
(2)	As depositary bank.

Other than as set forth above, no other person or entity known by us to be acting in concert, directly or indirectly, jointly or separately, owned 5.0% or more of the issued shares of our common stock or exercised control or could exercise control over us as of December 31, 2013. None of our major stockholders has different voting rights from our other stockholders.

Item 7.B.	Related Party Transactions

As of December 31, 2013, we had an aggregate of ￦4,771 million in loans outstanding to our executive officers and directors and Kookmin Bank’s executive officers and directors. In addition, as of such date, we had loans outstanding to various companies whose directors or executive officers were serving concurrently as our directors or executive officers. See Note 43 of the notes to our consolidated financial statements included elsewhere in this annual report. All of these loans were made in the ordinary course of business, on substantially the same terms, including interest rate and collateral, as those prevailing at the time for comparable transactions with other persons and did not involve more than the normal risk of collectibility or present other unfavorable features.

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

See “Item 18. Financial Statements” and pages F-1 through F-182.

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

Since November 2008, certain of Kookmin Bank’s customers have filed lawsuits against it in connection with its sales of foreign currency derivatives products known as “KIKO” (which stands for “knock-in knock-out”), which are intended to operate as hedging instruments against fluctuations in the exchange rate between the Won and the U.S. dollar. Due to the significant depreciation of the Won against the U.S. dollar in 2008 and 2009, customers who have purchased KIKO products from Kookmin Bank are required to make large payments to it. Thirteen companies filed lawsuits against Kookmin Bank alleging that the contracts under which the relevant KIKO products were sold should be invalidated and that Kookmin Bank should return payments received thereunder. Five of the lawsuits were dismissed and not appealed. In two of the lawsuits, rulings were issued in favor of Kookmin Bank by the Seoul High Court in February 2013 and January 2014. The aggregate amount of the six remaining claims, as of February 28, 2014, was approximately ￦13.4 billion. Additional lawsuits, as well as motions for preliminary injunctions, may be filed against Kookmin Bank with respect to KIKO products, and the final outcome of such litigation remains uncertain.

In January 2008, the Korea Fair Trade Commission instituted certain amendments to standard loan policy conditions for mortgage loan agreements to require banks to be responsible for the payment of mortgage registration expenses when issuing mortgage loans. Subsequently, the Korea Federation of Banks and 16 banks, including Kookmin Bank, filed a lawsuit against the Korea Fair Trade Commission to prevent the implementation of such amendments. In August 2010, the Supreme Court ruled in favor of the Korea Fair Trade Commission. Since such ruling in August 2010, certain of Kookmin Bank’s customers have filed 132 lawsuits against Kookmin Bank, as of February 28, 2014, alleging that it should return the mortgage registration expenses paid by such customers under mortgage loan agreements that did not reflect the amendments instituted by the Korea Fair Trade Commission in January 2008. As of February 28, 2014, 84 such lawsuits had been concluded, 33 lawsuits were pending in the relevant trial courts and 15 lawsuits were appealed and pending in the appellate court. The aggregate amount of claimed damages in the 48 remaining lawsuits, as of February 28, 2014, was approximately ￦5 billion. Additional lawsuits may be filed against Kookmin Bank with respect to its mortgage loans, and the final outcome of such litigation remains uncertain.

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

In November 2012, Kookmin Bank filed a lawsuit against the Export-Import Bank of Korea and other creditor financial institutions comprising the creditors’ committee of a Korean shipbuilding company which is a borrower of Kookmin Bank and is currently in workout. Kookmin Bank voted against extending new credit to such borrower and exercised its appraisal rights. Kookmin Bank is seeking ￦103 billion as compensation for damages and payment of the purchase price of debt held by Kookmin Bank. In November 2012, the Export-Import Bank of Korea and other creditor financial institutions of the borrower filed a counter lawsuit against Kookmin Bank seeking ￦46 billion in damages in connection with the borrower’s debt restructuring plan. The case is currently pending at the Seoul Central District Court.

Commencing in November 2013, Kookmin Bank has been subject to a number of investigations by the Financial Supervisory Service and other governmental authorities concerning alleged issues with Kookmin Bank’s internal controls and possible legal violations by Kookmin Bank and its employees.

•

In November 2013, Kookmin Bank filed a complaint against the former head and two former employees of its Tokyo Branch for allegedly extending illegal loans under borrowed names. The Financial Supervisory Service and the Financial Services Agency of Japan have each launched an investigation into the allegations.

•

The Financial Supervisory Service launched an investigation into alleged embezzlement of funds by employees at Kookmin Bank’s headquarters, who have since been suspended, through the presentation for payment of forged Korean government housing bonds.

•	At the request of the Financial Supervisory Service, the Seoul Central District Prosecutors’ Office commenced investigations into such alleged illegalities at Kookmin Bank.

Kookmin Bank is cooperating with the ongoing investigations by the Financial Supervisory Service and other government authorities. Each of these investigations is in its early stages and we cannot predict the outcome of such investigations. Further investigations may be launched by governmental authorities or civil claims may be filed against Kookmin Bank with respect to the alleged legal violations by Kookmin Bank and its employees.

In February 2014, the Financial Services Commission suspended the new credit card issuance and other related activities of KB Kookmin Card for three months from February to May 2014, in response to an incident involving the misappropriation of the personal information of a large number of its customers by an employee of the Korea Credit Bureau in the first half of 2013. Specifically, during such suspension period, KB Kookmin Card will be prohibited from engaging in the following activities:

•

adding new subscribers for credit cards, prepaid cards and debit cards or issuing such types of cards (except as permitted by the chairman of the Financial Services Commission for public policy purposes);

•	providing new or additional credit lines to credit card customers; and

•	providing new services through mail order or telemarketing channels or related to travel or insurance products.

In connection with the misappropriation incident, as of March 31, 2014, certain of KB Kookmin Card’s customers have filed 42 lawsuits against KB Kookmin Card with the aggregate amount of claimed damages amounting to approximately ￦35 billion. The final outcome of such lawsuits remains uncertain. In addition, KB Kookmin Card could become subject to additional litigation and regulatory sanctions, and may also incur significant costs relating to the issuance of replacement cards for customers and the compensation of customers for losses incurred as a result of the fraudulent use of the misappropriated personal information.

Dividends

Dividends must be approved by the stockholders at the annual general meeting of stockholders. Cash dividends may be paid out of retained earnings that have not been appropriated to statutory reserves. See “Item 10.B. Memorandum and Articles of Association—Description of Capital Stock—Dividends and Other Distributions.”

The table below sets forth, for the periods indicated, the dividend per share of common stock and the total amount of dividends declared and paid by us in respect of the years ended December 31, 2010, 2011, 2012 and 2013. The dividends set out for each of the years below were paid within 30 days after our annual stockholders meeting, which is held no later than March of the following year.

Fiscal Year	Dividends per Common Share (1)				Dividends per Preferred Share		Total Amount of Cash Dividends Paid
							(in millions of Won)
2010 (2)	￦	120	US$	0.11	—	—	￦ 41,163
2011 (3)		720		0.62	—	—	278,173
2012 (4)		600		0.56	—	—	231,811
2013 (5)		500		0.47	—	—	193,176

(1)	Won amounts are expressed in U.S. dollars at the noon buying rate in effect at the end of the relevant periods as quoted by the Federal Reserve Bank of New York in the United States.
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

(5)

On February 7, 2014, our board of directors passed a board resolution recommending a cash dividend of ￦500 per common share (before dividend tax), representing 10.0% of the par value of each share, for the fiscal year ended December 31, 2013. This resolution was approved and ratified by our stockholders on March 28, 2014.

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

	KRX KOSPI Market (1)					New York Stock Exchange (2)
	Closing Price Per Common Stock				Average Daily Trading Volume (in thousands of shares)	Closing Price Per ADS				Average Daily Trading Volume (in thousands of shares)
	High		Low			High		Low
2009	￦	63,200	￦	26,850	2,390.1	US$	55.07	US$	16.82	533.3
2010		60,400		45,900	1,921.9		52.89		37.81	326.8
2011		62,100		34,600	2,385.3		55.00		29.64	202.3
2012		45,000		33,000	1,342.3		40.63		28.84	150.1
First Quarter		45,000		35,750	1,734.4		40.63		30.98	179.9
Second Quarter		43,500		35,300	1,296.3		38.21		29.90	143.6
Third Quarter		41,650		33,000	1,284.2		37.07		28.84	131.0
Fourth Quarter		39,250		34,350	1,050.8		36.09		31.87	145.5
2013		43,950		32,600	1,236.0		41.26		28.85	144.3
First Quarter		40,750		36,150	1,629.3		37.45		32.16	188.4
Second Quarter		37,600		33,650	1,093.7		33.46		29.17	147.7
Third Quarter		38,800		32,600	1,155.2		35.72		28.85	124.0
Fourth Quarter		43,950		37,700	1,072.2		41.26		35.38	122.0
October		43,950		37,700	1,466.0		41.26		35.38	110.1
November		41,150		38,400	894.1		38.65		36.21	137.5
December		42,250		38,800	845.9		40.51		36.79	120.3

	KRX KOSPI Market (1)			New York Stock Exchange (2)
	Closing Price Per Common Stock		Average Daily Trading Volume (in thousands of shares)	Closing Price Per ADS		Average Daily Trading Volume (in thousands of shares)
	High	Low		High	Low
2014 (through April 28)	42,100	35,050	1,157.4	39.33	32.34	130.7
First Quarter	42,100	35,900	1,215.4	39.33	32.34	143.7
January	42,100	35,900	1,257.4	39.33	33.01	171.2
February	39,900	36,050	1,238.7	36.90	32.34	161.1
March	40,350	36,000	1,153.1	37.86	33.50	100.5
April (through April 28)	37,800	35,050	980.6	36.26	34.02	88.9

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

As of December 31, 2013, the aggregate market value of equity securities listed on the KRX KOSPI Market was approximately ￦1,186 trillion. The average daily trading volume of equity securities for 2013 was approximately 328 million shares and the average daily transaction value was ￦3,993 billion.

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

The following table sets out movements in KOSPI:

	Opening	High	Low	Closing
1984	115.25	142.46	115.25	142.46
1985	139.53	163.37	131.40	163.37
1986	161.40	279.67	153.85	272.61
1987	264.82	525.11	264.82	525.11
1988	532.04	922.56	527.89	907.20
1989	919.61	1,007.77	844.75	909.72
1990	908.59	928.82	566.27	696.11
1991	679.75	763.10	586.51	610.92
1992	624.23	691.48	459.07	678.44
1993	697.41	874.10	605.93	866.18
1994	879.32	1,138.75	855.37	1,027.37
1995	1,013.57	1,016.77	847.09	882.94
1996	888.85	986.84	651.22	651.22
1997	653.79	792.29	350.68	376.31
1998	385.49	579.86	280.00	562.46
1999	587.57	1,028.07	498.42	1,028.07
2000	1,059.04	1,059.04	500.60	504.62
2001	520.95	704.50	468.76	693.70
2002	724.95	937.61	584.04	627.55
2003	635.17	822.16	515.24	810.71
2004	821.26	936.06	719.59	895.92
2005	893.71	1,379.37	870.84	1,379.37
2006	1,389.27	1,464.70	1,203.86	1,434.46
2007	1,435.26	2,064.85	1,355.79	1,897.13
2008	1,853.45	1,888.88	938.75	1,124.47
2009	1,157.40	1,723.17	992.69	1,682.77
2010	1,696.14	2,052.97	1,548.78	2,051.00
2011	2,070.08	2,228.96	1,652.71	1,825.74
2012	1,826.37	2,049.28	1,769.31	1,997.05
2013	2,031.10	2,059.58	1,780.63	2,011.34
2014 (through April 28)	1,967.19	2,008.61	1,886.85	1,969.26

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

The following table sets forth the number of companies listed on the KRX KOSPI Market, the corresponding total market capitalization at the end of the periods indicated and the average daily trading volume for those periods:

	Market Capitalization on the Last Day of Each Period					Average Daily Trading Volume, Value
Year	Number of Listed Companies	(Billions of Won)		(Millions of US$) (1)		Thousands of shares	(Millions of Won)		(Thousands of US$) (1)
1984	336	￦	5,149	US$	6,434	14,847	￦	10,642	US$	13,301
1985	342		6,570		7,921	18,925		12,315		14,846
1986	355		11,994		13,439	31,755		32,870		36,830
1987	389		26,172		30,250	20,353		70,185		81,120
1988	502		64,544		81,177	10,367		198,364		249,483
1989	626		95,477		138,997	11,757		280,967		409,037
1990	669		79,020		115,610	10,866		183,692		268,753
1991	686		73,118		101,623	14,022		214,263		297,795
1992	688		84,712		110,691	24,028		308,246		402,779
1993	693		112,665		142,668	35,130		574,048		726,919
1994	699		151,217		185,657	36,862		776,257		953,047
1995	721		141,151		178,266	26,130		487,762		616,016
1996	760		117,370		151,289	26,571		486,834		627,525
1997	776		70,989		82,786	41,525		555,759		648,115
1998	748		137,799		81,297	97,716		660,429		389,634
1999	725		349,504		294,319	278,551		3,481,620		2,931,891
2000	704		188,042		166,703	306,163		2,602,211		2,306,925
2001	689		255,850		200,039	473,241		1,997,420		1,561,705
2002	683		258,681		217,379	857,245		3,041,598		2,308,789
2003	684		355,363		298,123	542,010		2,216,636		1,859,594
2004	683		412,588		398,597	372,895		2,232,108		2,156,418
2005	702		655,075		648,589	467,629		3,157,662		3,126,398
2006	731		704,588		757,621	279,096		3,435,180		3,693,742
2007	745		951,900		1,017,205	363,732		5,539,588		5,919,628
2008	763		592,635		469,600	355,205		5,189,643		4,112,238
2009	770		887,935		763,027	485,657		5,795,426		4,980,172
2010	777		1,141,885		1,009,981	380,859		5,619,768		4,970,607
2011	791		1,041,999		899,438	353,759		6,863,146		5,924,166
2012	784		1,154,294		1,085,638	486,480		4,823,643		4,536,739
2013	777		1,185,974		1,123,879	328,325		3,993,422		3,784,337
2014 (through April 28)	770		1,173,236		1,127,028	232,494		3,710,220		3,564,092

Source:    The KRX KOSPI Market

(1)	Converted at the noon buying rate of the Federal Reserve Bank of New York in effect on the last business day of the period indicated.

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

Violation of these reporting requirements may subject a person to criminal sanctions such as fines or imprisonment, an administrative fine of up to 0.001% of the aggregate market value of the total issued and outstanding stock or ￦500 million, whichever is lower, and/or a loss of voting rights with respect to the ownership of Equity Securities exceeding 5% of the total issued and outstanding Equity Securities with respect to which the reporting requirements were violated. Furthermore, the Financial Services Commission may order the disposal of the unreported Equity Securities.

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

As of December 31, 2013, our authorized share capital is 1,000,000,000 shares. Pursuant to our articles of incorporation, we are authorized to issue shares with preferred dividend, non-voting shares, class shares with conversion rights, class shares with redemption rights and shares with a combination of all or any of the foregoing characteristics (collectively, “Class Shares”), as well as common shares. Subject to applicable laws and regulations, we are authorized to issue Class Shares up to one-half of all of our issued and outstanding shares.

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

Our articles of incorporation provide that our stockholders may, by special resolution, grant to our and our subsidiaries’ officers, directors and employees stock options exercisable for up to 15% of the total number of our issued and outstanding shares. Our board of directors may also grant stock options to non-director officers and employees exercisable for up to 1% of our issued and outstanding shares, provided that such grant must be approved by a resolution of the subsequent general meeting of stockholders. As of March 31, 2014, our officers, directors and employees held options to purchase 717,344 shares of our common stock. Upon their exercise of such stock options, we are required to pay in cash the difference between the exercise price and the market price of our common stock at the date of exercise. See “Item 6.E. Share Ownership—Stock Options.”

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

None.

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

Subject to certain exceptions for short-term and hedged positions, the U.S. dollar amount of dividends received by an individual with respect to the ADSs will be subject to taxation at reduced rates if the dividends are “qualified dividends.” Dividends paid on the ADSs will be treated as qualified dividends if (i) the ADSs are readily tradable on an established securities market in the United States and (ii) we were not, in the year prior to the year in which the dividend was paid, and are not, in the year in which the dividend is paid, a passive foreign investment company as defined for U.S. federal income tax purposes (“PFIC”). The ADSs are listed on the New York Stock Exchange, and will qualify as readily tradable on an established securities market in the United States so long as they are so listed. Based on our audited financial statements, we believe that we were not a PFIC in our 2012 or 2013 taxable year. In addition, based on our audited financial statements and current expectations regarding our income, assets and activities, we do not anticipate becoming a PFIC for our 2014 taxable year.

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

You should inquire for yourself whether you are entitled to the benefit of a tax treaty between Korea and the country where you are a resident. It is the responsibility of the party claiming the benefits of an income tax treaty in respect of dividend payments or capital gains to submit to us, the purchaser or the financial investment company, as applicable, a certificate as to his tax residence. In the absence of sufficient proof, we, the purchaser or the financial investment company, as applicable, must withhold tax at the normal rates. Furthermore, in order for you to claim the benefit of a tax rate reduction or tax exemption on certain Korean source income (such as dividends or capital gains) under an applicable tax treaty, Korean tax law requires you (or your agent) to submit an application (for reduced withholding tax rate, “application for entitlement to reduced tax rate,” and in the case of exemptions from withholding tax, “application for tax exemption,” along with a certificate of your tax residency issued by a competent authority of your country of tax residence, subject to certain exceptions) as the beneficial owner of such Korean source income (“BO application”). Such application should be submitted to the withholding agent prior to the payment date of the relevant income. Subject to certain exceptions, where the relevant income is paid to an overseas investment vehicle (which is not the beneficial owner of such income) (“OIV”), a beneficial owner claiming the benefit of an applicable tax treaty with respect to such income must submit its BO application to such OIV, which must submit an OIV report and a schedule of beneficial owners to the withholding agent prior to the payment date of such income. In the case of a tax exemption application, the withholding agent is required to submit such application (together with the applicable OIV report in the case of income paid to an OIV) to the relevant district tax office by the ninth day of the month following the date of the payment of such income.

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

Overview

As a financial services provider, we are exposed to various risks related to our lending and trading businesses, our funding activities and our operating environment, principally through Kookmin Bank, our banking subsidiary. Our goal in risk management is to ensure that we identify, measure, monitor and control the various risks that arise, and that our organization adheres strictly to the policies and procedures which we establish to address these risks. Under our internal regulations pertaining to our consolidated capital adequacy ratio and internal standards for risk appetite and economic capital under Basel III, we identify the following eight separate categories of risk inherent in our business activities: credit risk, market risk, operational risk, interest rate risk, liquidity risk, credit concentration risk, reputation risk and strategic risk. Of these, the principal risks to which we are exposed are credit risk, market risk, liquidity risk and operational risk, and we strive to manage these and other risks within acceptable limits.

Organization

We have a multi-tiered risk management governance structure. Our Risk Management Committee is ultimately responsible for group-wide risk management, and directs our various subordinate risk management entities. The Risk Management Council reports directly to the Risk Management Committee and coordinates the implementation of directives set forth by the Risk Management Committee with the relevant risk management units of our subsidiaries. The Subsidiary Risk Management Committee of each of our subsidiaries, based on the Risk Management Committee’s directives, determines risk management strategies and implements risk management policies and guidelines for such subsidiary and directs the activities of the subsidiary’s risk management units within the risk guidelines set at the group level. Each Subsidiary Risk Management Committees generally receive inputs from the respective risk management units of such subsidiary, who also report directly to the Risk Management Committee.

The following chart sets out our risk management governance structure as of the date of this annual report:

Risk Management Committee

Our Risk Management Committee is a board-level committee that is responsible for overseeing all risks and advising the board of directors with respect to risk management-related issues. The committee consists of four non-executive directors (one of whom serves as the chairman of the committee), and its major roles include:

•	establishing risk management strategies in accordance with the directives of the board of directors;

•	determining our target risk appetite;

•	reviewing the level of risks we are exposed to and the appropriateness of our risk management policies, systems and operations; and

•	allocating risk capital to each subsidiary and approving our subsidiaries’ risk limits.

Risk Management Council

Our Risk Management Council is responsible for coordinating with the risk management units of our subsidiaries to ensure that they implement the policies, guidelines and limits established by the Risk Management Committee. Its responsibilities include:

•	analyzing our risk status by using information provided by our subsidiary-level risk management units;

•	adjusting the integrated risk capital allocation plan and risk limits for each of our subsidiaries; and

•	coordinating issues relating to the group-wide integration of our risk management functions.

The Risk Management Council is comprised of our chief risk management officer and the chief risk management officers of all of our subsidiaries. It operates independently from all business units, and reports directly the Risk Management Committee. Our Risk Management Council convenes on a quarterly basis.

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

We assess and manage all credit exposures. We measure expected losses and economic capital on assets (whether on- or off-balance sheet) that are subject to credit risk management and use expected losses and economic capital as management indicators. We manage credit risk by allocating credit risk economic capital limits. In addition, we control credit concentration risk exposure by applying and managing total exposure limits to prevent excessive risk concentration to particular industries or borrowers. Credit exposures that we assess and manage include loans to borrowers and counterparties, investments in securities, letters of credit, bankers’ acceptances, derivatives and commitments. Our risk appetite, which is the ratio of our required economic capital to our estimated available book capital, is approved by the Risk Management Committee once a year. Thereafter, Kookmin Bank calculates economic capital every month for its business groups and bank-wide based on attributed economic capital in accordance with the risk appetite as approved by the Risk Management Committee, and measures and reports profiles of credit risk on a bank-wide level and by business group regularly to its relevant business groups and senior management, including Kookmin Bank’s Risk Management Council and Risk Management Committee.

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

For owner-operated enterprises (which we refer to as SOHOs) with total outstanding loans of ￦1 billion or less, Kookmin Bank has put in place a retail SOHO credit rating system, which adopts simplified credit evaluation modeling procedures. This system consists of a scoring model, a qualitative credit assessment (or QCA) model and a preliminary examination checklist. The scoring model analyzes information with respect to the customer’s personal information and bank transaction history. The QCA model analyzes information about business capability, operating capability, management capability, transaction reliability, documentary reliability and financial stability.

The preliminary examination checklist is based on information regarding the customer’s credit delinquencies, loans and outstanding credit card debt. This system classifies customers into 13 possible credit ratings.

For SOHOs with total outstanding loans of more than ￦1 billion, Kookmin Bank has put in place a separate credit rating system known as “SOHO CRS.” For other small- and medium-sized enterprises, Kookmin Bank has put in place a similar credit rating system known as CRS. For large corporations, Kookmin Bank has put in place a similar credit rating system known as LCRS. For financial institutions, certain non-profit organizations and public institutions, Kookmin Bank has put in place a similar credit rating system known as FNP CRS. The SOHO CRS, the CRS, the LCRS and the FNP CRS models consist of the following three parts:

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

We manage and control exposure limits on a daily basis. The principal system that we use for this purpose is the Total Exposure Management System. This system allows us to monitor and control our total exposure to large corporations, chaebols and industries. We monitor our exposure to large corporations to which we have an exposure of ￦30 billion or more, individual corporations to which we have an exposure of more than ￦20 billion, and also our exposure to the 54 chaebols, which are comprised of the 30 largest chaebols in Korea designated as such by the Financial Supervisory Service based on their outstanding exposures as well as 24 chaebols selected for monitoring by the Senior Executive Vice President of Kookmin Bank’s Risk Management Division. We also monitor our exposure to industries by peer groups. Our Total Exposure Management System integrates all of our credit-related risk including credit extended by our overseas branches and affiliates. The assets subject to the system include all Won-denominated and foreign currency-denominated loans, all assets in trust accounts except specified money trusts, guarantees, trade-related credits, commercial paper, corporate bonds and other securities and derivatives.

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

The following table shows Kookmin Bank’s ten-day HSVaRs (at a 99% confidence level for a ten-day holding period) as of December 31, 2011, 2012 and 2013 for interest risk, stock price risk and foreign exchange risk relating to its trading activities. The following figures were calculated on a consolidated basis.

	As of December 31,
	2011		2012		2013
	(in billions of Won)
Risk categories:
Interest risk	￦	18.8	￦	8.3	￦	17.0
Stock price risk		25.3		4.9		1.1
Foreign exchange risk		36.2		11.2		5.3
Less: diversification		(62.6)		(12.7)		(7.0)

Diversified VaR for overall trading activities	￦	17.7	￦	11.7	￦	16.4

In 2013, the average, high, low and ending amounts of ten-day HSVaR (at a 99% confidence level for a ten-day holding period) for Kookmin Bank relating to its trading activities were as follows.

	Trading activities VaR for 2013
	Average		Minimum		Maximum		As of December 31, 2013
	(in billions of Won)
Interest risk	￦	16.3	￦	7.4	￦	24.9	￦	17.0
Stock price risk		3.5		0.9		7.1		1.1
Foreign exchange risk		9.3		5.3		13.6		5.3
Less: diversification								(7.0)

Diversified VaR for overall trading activities		17.3		10.9		22.2	￦	16.4

In 2012, the average, high, low and ending amounts of ten-day HSVaR (at a 99% confidence level for a ten-day holding period) for Kookmin Bank relating to its trading activities were as follows.

	Trading activities VaR for 2012
	Average		Minimum		Maximum		As of December 31, 2012
	(in billions of Won)
Interest risk	￦	20.1	￦	8.3	￦	29.3	￦	8.3
Stock price risk		4.2		0.5		8.7		4.9
Foreign exchange risk		26.6		9.6		39.2		11.2
Less: diversification								(12.7)

Diversified VaR for overall trading activities		20.6		10.6		28.7	￦	11.7

In 2011, the average, high and low amounts of ten-day HSVaR (at a 99% confidence level for a ten-day holding period) measured as of the end of each quarter, as well as the year end amounts of ten-day HSVaR, for Kookmin Bank relating to its trading activities were as follows.

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

Starting from January 1, 2012, the market risks of trading positions held by bond-type private equity funds that are consolidated in our financial statements are measured using VaR, whereas the standardized method was used to measure such market risks up to December 31, 2011. Accordingly, the required equity capital measured using the standardized method included the market risks of trading positions held by bond-type private equity funds prior to 2012 but no longer includes such market risks of bond-type private equity funds from 2012 onwards. The following table shows Kookmin Bank’s required equity capital measured using the standardized method as of December 31, 2011, 2012 and 2013, in each case excluding the market risks of trading positions held by bond-type private equity funds in accordance with the new methodology adopted in 2012.

	As of December 31,
	2011		2012		2013
	(in millions of Won)
Risk categories:
Interest risk	￦	886	￦	1,673	￦	921
Stock price risk		3,781		4,567		2
Foreign exchange risk		9,561		9,081		9,214

Total	￦	14,228	￦	15,321	￦	10,137

Back-Testing. We conduct back testing on a daily basis to validate the adequacy of our market risk model. In back testing, we compare both the actual and hypothetical profit and loss with the VaR calculations and analyze any results that fall outside our predetermined confidence interval of 99%.

Stress testing. In addition to VaR, which assumes normal market situations, we use stress testing to assess our market risk exposure to abnormal market fluctuations. Abnormal market fluctuations include significant declines in the stock market and significant increases in the general level of interest rates. This is an important way to supplement VaR, as VaR is a statistical expression of possible loss under a given confidence level and holding period. It does not cover potential loss if the market moves in a manner that is outside our normal expectations. Stress testing projects the anticipated change in value of holding positions under certain scenarios assuming that no action is taken during a stress event to change the risk profile of a portfolio. According to Kookmin Bank’s stress testing, we estimate that as of December 31, 2013, Kookmin Bank’s trading portfolio could have lost ￦185 billion for an assumed short-term extreme decline of approximately 25% in the equity market and an approximate 87 basis point increase in interest rates under an abnormal stress environment.

We monitor the impact of market turmoil or any abnormality by conducting stress tests and confirming that the results are within our market risk limits. If the impact is large, Kookmin Bank’s chief risk officer may request that our portfolio be restructured or other appropriate action be taken.

Interest Risk

Interest risk from trading activities arises mainly from our trading of Won-denominated debt securities. Our trading strategy is to benefit from short-term movements in the prices of debt securities arising from changes in interest rates. As our trading accounts are marked-to-market daily, we manage the interest risk related to our trading accounts using market value-based tools such as VaR and sensitivity analysis. As of December 31, 2013, the VaR of Kookmin Bank’s interest risk from trading was ￦8.5 billion and the weighted average duration, or weighted average maturity, of its Won-denominated debt securities at fair value through profit or loss was approximately 1.18 years.

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

The following table shows Kookmin Bank’s non-consolidated net open positions at the end of 2011, 2012 and 2013. Positive amounts represent long positions and negative amounts represent short positions. The net open positions held by subsidiaries other than Kookmin Bank are not significant.

	As of December 31, (1)
	2011		2012		2013
	(in millions of US$)
Currency:
U.S. dollars	US$	(83.7)	US$	(72.0)	US$	(135.0)
Japanese yen		(15.1)		(8.3)		(17.3)
Euro		(3.3)		(4.8)		(5.5)
Kazakhstan tenge		338.3		314.5		82.5
Others		(20.2)		25.4		22.9

Total	US$	216.0	US$	254.8	US$	(52.4)

(1)	Amounts prepared on a non-consolidated basis.

Equity Price Risk

Equity price risk results from our equity derivatives trading portfolio in Won since we do not have any trading exposure to shares denominated in foreign currencies other than foreign equity index futures.

The equity derivatives trading portfolio in Won consists of exchange-traded stocks and equity derivatives under strict limits on diversification as well as position limits and stop loss limits.

Kookmin Bank’s Risk Management Council and Market Risk Management Subcommittee set annual and monthly stop loss limits that are monitored by Kookmin Bank’s Risk Management Department. In order to ensure timely action, the stop loss limit of individual securities is monitored by the relevant middle office.

As of December 31, 2013, Kookmin Bank’s equity trading position was ￦66.7 billion.

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

The following table shows Kookmin Bank’s interest rate gap for Won-denominated accounts and foreign currency-denominated accounts as of December 31, 2013.

	As of December 31, 2013
	0-3 Months		3-6 Months		6-12 Months		1-3 Years		Over 3 Years		Total
	(in billions of Won, except percentages)
Won-denominated Interest earning assets:
Loans	￦	72,002	￦	53,136	￦	41,279	￦	8,007	￦	10,032	￦	184,456
Securities		3,149		1,416		5,477		13,296		4,226		27,564
Others		8,785		37		77		305		39		9,243

Total	￦	83,935	￦	54,589	￦	46,833	￦	21,608	￦	14,297	￦	221,263

Interest bearing liabilities:
Deposits	￦	78,496	￦	35,612	￦	49,147	￦	18,659	￦	14,277	￦	196,191
Borrowings		4,660		—		—		—		30		4,690
Others		8,350		2,355		1,501		2,290		3,938		18,433

Total	￦	91,506	￦	37,967	￦	50,648	￦	20,949	￦	18,245	￦	219,314

Sensitivity gap		(7,570)		16,623		(3,815)		660		(3,948)		1,949
Cumulative gap		(7,570)		9,052		5,237		5,897		1,949
% of total assets		(3.4%)		4.1%		2.4%		2.7%		0.9%

Foreign currency-denominated Interest earning assets:
Due from banks	￦	549	￦	210	￦	35	￦	—	￦	—	￦	794
Loans		9,340		1,653		540		170		8		11,711
Securities		223		26		32		226		249		758

Total	￦	10,113	￦	1,889	￦	607	￦	397	￦	257	￦	13,263

Interest bearing liabilities:
Deposits	￦	2,404	￦	1,519	￦	786	￦	129	￦	45	￦	4,884
Borrowings		4,285		851		614		25		79		5,854
Others		2,811		261		127		72				3,271

Total	￦	9,501	￦	2,631	￦	1,527	￦	225	￦	124	￦	14,009

Sensitivity gap		612		(743)		(920)		171		133		(746)
Cumulative gap		612		(130)		(1,050)		(879)		(746)
% of total assets		4.6%		(1.0%)		(7.9%)		(6.6%)		(5.6%)

Duration Gap Analysis. We also perform duration gap analysis to measure and manage interest rate risk. Duration gap analysis is a more long-term risk indicator than interest rate gap analysis, as interest rate gap analysis focuses more on accounting income as opposed to the market value of the assets and liabilities. We emphasize duration gap analysis because, in the long run, our principal concern with respect to interest rate fluctuations is the net asset value rather than net interest revenue changes. In 2013, our asset and liability duration gap was negative and it moved between (-)0.002 years and (-)0.023 years. Accordingly, our net asset value would have declined between ￦4 billion and ￦51 billion if interest rates had decreased by one percentage point.

For duration gap analysis we use or assume the same maturities for different assets and liabilities that we use or assume for our interest rate gap analysis.

The following table shows duration gaps and net asset value changes when interest rates decrease by one percentage point as of the specified dates on a non-consolidated basis.

Won denominated	Asset Duration	Liability Duration	Duration Gap	Net Asset Value Change
Date	(in years)	(in years)	(in years)	(in billions of Won)
June 30, 2013	0.792	0.809	(0.002)	4
December 31, 2013	0.792	0.821	(0.023)	51

Foreign-currency denominated	Asset Duration	Liability Duration	Duration Gap	Net Asset Value Change
Date	(in years)	(in years)	(in years)	(in billions of Won)
June 30, 2013	0.345	0.286	0.050	(7)
December 31, 2013	0.352	0.276	0.073	(9)

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

The following table summarizes Kookmin Bank’s interest rate risk, taking into account asset and liability durations as of December 31, 2013.

	As of December 31, 2013
	3 Months or Less		3-6 Months		6-12 Months		1-3 Years		Over 3 Years		Total
	(in billions of Won, except percentages and maturities in years)
Won-denominated:
Asset position	￦	83,935	￦	54,589	￦	46,833	￦	21,608	￦	14,297	￦	221,263
Liability position		91,506		37,967		50,648		20,949		18,245		219,314
Gap		(7,570)		16,623		(3,815)		660		(3,948)		1,949
Average maturity		0.242		0.482		0.954		2.708		4.890
Interest rate volatility		(0.13)%		(0.44)%		(0.76)%		(1.08)%		(1.14)%
Amount at risk		(4)		(24)		22		(4)		206		195

Foreign currency-denominated:
Asset position	￦	10,113	￦	1,889	￦	607	￦	397	￦	257	￦	13,263
Liability position		9,501		2,631		1,527		225		124		14,009
Gap		612		(743)		(920)		171		133		(746)
Average maturity		0.25		0.49		0.97		2.75		5.01
Interest rate volatility		(0.23)%		(0.35)%		(0.73)%		(0.83)%		(0.96)%
Amount at risk		—		(2)		(2)		4		8		8

Interest Rate VaR Analysis. Interest rate VaR is the estimated maximum possible loss on net non-trading assets due to unfavorable changes in interest rates. We calculate interest rate VaR based on interest earning assets and interest bearing liabilities, excluding trading positions, at a 99.94% confidence level. In 2012, we changed our method of calculating the interest rate impact from the previous internal simulation method of applying probable interest rate scenarios to a historical simulation method which uses actual historical price, volatility and yield changes in comparison with the current position to generate hypothetical portfolios and calculate a distribution of position and portfolio market value changes. The previous internal simulation method used extreme values in applying hypothetical interest rates to each maturity period, which we believe may result in exaggerated interest rate VaR values. Accordingly, we believe that the change in our interest rate VaR methodology to a historical simulation method will allow us to benefit from more sophisticated risk measurements using practical scenarios. Using the historical simulation method, Kookmin Bank’s interest rate VaR was ￦179 billion as of December 31, 2012 and ￦203 billion as of December 31, 2013, respectively. See Note 4.4.3 of the notes to our consolidated financial statements included elsewhere in this annual report.

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

The following table shows Kookmin Bank’s liquidity status and limits for Won and foreign currency accounts as of December 31, 2013 in accordance with Financial Services Commission regulations:

Won accounts:	1 Month or Less
(in billions of Won, except percentages)
Assets (A)	￦ 53,672
Liabilities (B)	43,544
Liquidity gap	10,129
Liquidity ratio (A/B)	123.26%
Limit	100%

	7 Days or Less		1 Month or Less		3 Months or Less
	(in millions of US$, except percentages)
Foreign currency assets	US$	5,716	US$	10,072	US$	16,352
Foreign currency liabilities		4,510		9,133		14,572
Maturity gap		1,206		939		1,780
Cumulative gap (A)		1,206		939		1,780
Total assets (B)		36,736		36,736		36,736
Liquidity gap ratio (A/B)		3.28%		2.56%		112.22	% (1)
Limits		(3)%		(10)%		85%

(1)	Liquidity ratio.

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

We currently test our disaster recovery systems on a quarterly basis, with the comprehensive testing including our branches and the main IT center’s disaster recovery system. Our disaster recovery capabilities involve a number of operations other than our core banking operations, including credit card and call center transactions. Internally, our IT Operations Department monitors all of our computerized network processes and IT systems. This department monitors and reports on any unusual delays or irregularities reported by our branches. In addition, our Information Security Department is responsible for the daily monitoring of our entire information security system. Our business operations, other than our core banking and credit card operations, regularly conduct joint IT security assessments with respect to such operations and have implemented measures to identify and respond collectively to security breach attempts, such as hacking attempts.

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

Fees and Payments from the Depositary to Us

In 2013, we received the following payments from the depositary:

Reimbursement of listing fees:	$43,194
Reimbursement of SEC filing fees:	$2,043
Reimbursement of expenses related to proxy process (printing, postage and distribution) and ADS holders identification:	$128,042
Reimbursement of legal fees:	$334,951
Reimbursement of expenses related to our investor relations activities (investor conferences and investor relations agency fees, etc.):	$317,532

In addition, as part of its service to us, the depositary waives its fees for the standard costs and operating expenses associated with the administration of the ADS facility.

Item 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

Item 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

Item 15.	CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

We have evaluated, with the participation of our chief executive officer and chief financial officer, the effectiveness of our disclosure controls and procedures as of December 31, 2013. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon our evaluation, our chief executive officer and chief financial officer concluded that our disclosure controls and procedures as of December 31, 2013 were effective to provide reasonable assurance that information required to be disclosed by us in the reports that we file or submit under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported, within the time periods specified in the applicable rules and forms, and that it is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding required disclosure.

Management’s Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. Under the supervision and with the participation of our management, including our chief executive officer and chief financial officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control—Integrated Framework 1992 issued by the Committee of Sponsoring Organizations of the Treadway Commission. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS as issued by the IASB. Our internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS as issued by the IASB, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements. Because of its inherent limitations, internal control over financial reporting is not intended to provide absolute assurance that a misstatement of our financial statements would be prevented or detected. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Based on our evaluation, our management concluded that our internal control over financial reporting was effective as of December 31, 2013. The effectiveness of our internal control over financial reporting as of December 31, 2013 has been audited by Samil PricewaterhouseCoopers, an independent registered public accounting firm, as stated in its report included herein which expressed an unqualified opinion on the effectiveness of our internal control over financial reporting as of December 31, 2013.

Attestation Report of the Registered Public Accounting Firm

The attestation report of our independent registered public accounting firm is furnished in Item 18 of this Form 20-F.

Changes in Internal Control Over Financial Reporting

There has been no change in our internal control over financial reporting during 2013 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 16.	[RESERVED]

Item 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that each of Young Jin Kim, Jong Cheon Lee, Seung Hee Koh and Sung Hwan Shin, our non-executive directors and members of our Audit Committee, qualifies as an “audit committee financial expert” and is independent within the meaning of this Item 16A.

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

Audit and Non-audit Fees

The following table sets forth the fees billed to us by independent registered public accounting firm Samil PricewaterhouseCoopers during the fiscal years ended December 31, 2012 and 2013:

	Year Ended December 31,
	2012		2013
	(in millions of Won)
Audit fees	￦	5,241	￦	5,524
Audit-related fees		22		35
Tax fees		2		16

Total fees	￦	5,265	￦	5,575

Audit fees in the above table are the aggregate fees billed by Samil PricewaterhouseCoopers in connection with the audits of:

•	our annual financial statements and the review of our interim financial statements; and

•	our special purpose entities in connection with the Korean Securities and Exchange Act or the Financial Investment Services and Capital Markets Act.

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

NYSE Corporate Governance Standards	KB Financial Group

Director Independence
Listed companies must have a majority of independent directors.	The majority of our board of directors is independent (as defined in accordance with the New York Stock Exchange’s standards), as nine out of ten directors are non-executive directors.

Executive Session
Non-management directors must meet in regularly scheduled executive sessions without management. Independent directors should meet alone in an executive session at least once a year.	Our non-executive directors hold monthly executive sessions in accordance with the Regulation of the Board of Directors.

Nomination/Corporate Governance Committee
A nomination/corporate governance committee of independent directors is required. The committee must have a charter that addresses the purpose, responsibilities (including development of corporate governance guidelines) and annual performance evaluation of the committee.	Our Non-executive Director Nominating Committee is generally composed of four non-executive directors and our chief executive officer.

Compensation Committee
A compensation committee of independent directors is required. The committee must have a charter that addresses the purpose, responsibilities and annual performance evaluation of the committee. The charter must be made available on the company’s website. In addition, in accordance with the U.S. Securities and Exchange Commission rules adopted pursuant to Section 952 of the Dodd-Frank Act, the New York Stock Exchange listing standards were amended to expand the factors relevant in determining whether a committee member has a relationship with the company that will materially affect that member’s duties to the compensation committee.	We maintain an Evaluation and Compensation Committee composed of five non-executive directors.

NYSE Corporate Governance Standards	KB Financial Group

Additionally, the committee may obtain or retain the advice of a compensation adviser only after taking into consideration all factors relevant to determining that adviser’s independence from management.

Audit Committee
Listed companies must have an audit committee that satisfies the independence and other requirements of Rule 10A-3 under the Exchange Act. All members must be independent. The committee must have a charter addressing the committee’s purpose, an annual performance evaluation of the committee, and the duties and responsibilities of the committee. The charter must be made available on the company’s website.	We maintain an Audit Committee composed of five non-executive directors. Accordingly, we are in compliance with Rule 10A-3 under the Exchange Act.

Audit Committee Additional Requirements
Listed companies must have an audit committee that is composed of at least three directors.	Our Audit Committee has five members, as described above.

Shareholder Approval of Equity Compensation Plan
Listed companies must allow its shareholders to exercise their voting rights with respect to any material revision to the company’s equity compensation plan.	We currently have three equity compensation plans: one providing for the grant of stock options to officers and directors; performance share agreements with certain of our directors; and an employee stock ownership plan, or ESOP.

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

Number	Description

1.1*	Articles of Incorporation of KB Financial Group (translation in English).

2.1***	Form of Share Certificate of KB Financial Group’s common stock, par value ￦5,000 per share (translation in English).

2.2****	Form of Amended and Restated Deposit Agreement among KB Financial Group, The Bank of New York Mellon, as depositary, and all owners and holders from time to time of American depositary shares evidenced by American depositary receipts issued thereunder, including the form of American depositary receipt.

8.1*****	List of subsidiaries of KB Financial Group.

11.1**	Code of Ethics.

12.1	Section 302 certifications.

13.1	Section 906 certifications.

*	Incorporated by reference to the registrant’s filing on Form 20-F (No. 000-53445), filed on April 30, 2012.
**	Incorporated by reference to the registrant’s filing on Form 20-F (No. 000-53445), filed on June 23, 2010.
***	Incorporated by reference to the registrant’s filing on Form 20-F (No. 000-53445), filed on June 15, 2009.
****	Incorporated by reference to the registrant’s filing on Form F-6 (No. 333-184696), filed on November 1, 2012.
*****	Incorporated by reference to Note 40 of the consolidated financial statements of the registrant included in this annual report.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

KB FINANCIAL GROUP INC.
(Registrant)

/s/ Young-Rok Lim
(Signature)

Young-Rok Lim
Chairman and Chief Executive Officer
(Name and Title)

Date: April 29, 2014

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of KB Financial Group Inc.:

In our opinion, the accompanying consolidated statements of financial position and the related consolidated statements of comprehensive income, of changes in equity and of cash flows present fairly, in all material respects, the financial position of KB Financial Group Inc. (the “Company”) and subsidiaries as of December 31, 2013 and 2012 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2013 in conformity with International Financial Reporting Standards (IFRSs) as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2013, based on criteria established in Internal Control—Integrated Framework 1992 issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying “Management’s Annual Report on Internal Control over Financial Reporting.” Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our integrated audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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

/s/ Samil PricewaterhouseCoopers

Seoul, Korea

April 29, 2014

KB FINANCIAL GROUP INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

AS OF JANUARY 1, 2012, DECEMBER 31, 2012 AND 2013

	Jan. 1, 2012		Dec. 31, 2012		Dec. 31, 2013		2013
							Translation into U.S. dollars(Note 3)
	(In millions of Korean won)						(In thousands)
ASSETS
Cash and due from financial institutions	￦	9,186,557	￦	10,592,605	￦	14,792,654	US$	14,018,151
Financial assets at fair value through profit or loss		9,169,102		9,559,719		9,328,742		8,840,314
Derivative financial assets		2,499,445		2,091,285		1,819,409		1,724,150
Loans		213,027,696		213,644,791		219,001,356		207,535,045
Financial investments		34,992,681		36,467,352		34,849,095		33,024,491
Investments in associates		793,602		934,641		755,390		715,840
Property and equipment		3,182,746		3,100,393		3,060,843		2,900,586
Investment property		51,552		52,974		166,259		157,554
Intangible assets		461,986		493,131		443,204		419,999
Deferred income tax assets		18,944		18,432		15,422		14,615
Assets held for sale		9,931		35,412		37,718		35,743
Other assets		7,475,865		8,760,319		7,568,063		7,171,821

Total assets	￦	280,870,107	￦	285,751,054	￦	291,838,155	US$	276,558,309

LIABILITIES
Financial liabilities at fair value through profit or loss	￦	1,388,079	￦	1,851,135	￦	1,115,202	US$	1,056,813
Derivative financial liabilities		2,037,793		2,054,742		1,795,339		1,701,340
Deposits		193,258,556		197,346,205		200,882,064		190,364,429
Debts		16,821,233		15,965,458		14,101,331		13,363,024
Debentures		27,170,879		24,270,212		27,039,534		25,623,818
Provisions		789,780		669,729		678,073		642,571
Net defined benefit liabilities		127,437		83,723		64,473		61,098
Current income tax liabilities		588,825		264,666		211,263		200,202
Deferred income tax liabilities		242,308		154,303		61,816		58,580
Other liabilities		15,280,218		18,327,740		20,236,229		19,176,715

Total liabilities	￦	257,705,108	￦	260,987,913	￦	266,185,324	US$	252,248,590

TOTAL EQUITY
Share capital	￦	1,931,758	￦	1,931,758	￦	1,931,758	US$	1,830,617
Capital surplus		15,841,824		15,840,300		15,854,605		15,024,501
Accumulated other comprehensive income		161,039		295,142		336,312		318,703
Retained earnings		5,048,558		6,501,419		7,530,156		7,135,898

Equity attributable to shareholders of the parent company		22,983,179		24,568,619		25,652,831		24,309,719
Non-controlling interests		181,820		194,522		—		—

Total equity		23,164,999		24,763,141		25,652,831		24,309,719

Total liabilities and equity	￦	280,870,107	￦	285,751,054	￦	291,838,155	US$	276,558,309

The accompanying notes are an integral part of these consolidated financial statements.

KB FINANCIAL GROUP INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 and 2013

	2011		2012		2013		2013
							Translation into U.S. dollars (Note 3)
	(In millions of Korean won, except per share amounts)						(In thousands, except per share amounts)
Interest income	￦	13,956,257	￦	14,210,106	￦	12,356,930	US$	11,709,955
Interest expense		(6,851,745)		(7,172,323)		(5,834,098)		(5,528,640)

Net interest income		7,104,512		7,037,783		6,522,832		6,181,315

Fee and commission income		2,829,754		2,753,876		2,657,365		2,518,233
Fee and commission expense		(1,035,004)		(1,187,170)		(1,178,126)		(1,116,443)

Net fee and commission income		1,794,750		1,566,706		1,479,239		1,401,790

Net gains(losses) on financial assets/liabilities at fair value through profit or loss		1,035,867		811,964		756,822		717,197

Net other operating income(expense)		(1,092,199)		(1,531,942)		(1,304,765)		(1,236,451)

General and administrative expenses		(3,887,131)		(3,845,610)		(3,983,564)		(3,774,996)

Operating profit before provision for credit losses		4,955,799		4,038,901		3,470,564		3,288,855

Provision for credit losses		(1,512,979)		(1,606,703)		(1,443,572)		(1,367,991)

Net operating profit		3,442,820		2,432,198		2,026,992		1,920,864

Share of profit(loss) of associates		4,963		(15,282)		(199,392)		(188,953)
Net other non-operating income(expense)		(142,490)		(118,272)		(12,309)		(11,664)

Net non-operating profit (loss)		(137,527)		(133,554)		(211,701)		(200,617)

Profit before income tax		3,305,293		2,298,644		1,815,291		1,720,247

Tax income(expense)		(844,572)		(558,511)		(551,586)		(522,706)

Profit for the year	￦	2,460,721	￦	1,740,133	￦	1,263,705	US$	1,197,541

(Continued)

KB FINANCIAL GROUP INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 and 2013

	2011		2012		2013		2013
							Translation into U.S. dollars (Note 3)
	(In millions of Korean won, except per share amounts)						(In thousands, except per share amounts)
Remeasurements of net defined benefit liabilities	￦	(32,149)	￦	(30,272)	￦	40,984	US$	38,838

Items that will not be reclassified to profit or loss		(32,149)		(30,272)		40,984		38,838

Exchange differences on translating foreign operations		5,602		(25,690)		(2,298)		(2,178)
Change in value of financial investments		(239,596)		245,757		(3,591)		(3,404)
Shares of other comprehensive income of associates		(433)		(44,263)		(9,811)		(9,297)
Cash flow hedges		(1,321)		(813)		1,618		1,533

Items that may be reclassified subsequently to profit or loss		(235,748)		174,991		(14,082)		(13,346)

Other comprehensive income(loss) for the year, net of tax		(267,897)		144,719		26,902		25,492

Total comprehensive income for the year	￦	2,192,824	￦	1,884,852	￦	1,290,607	US$	1,223,033

Profit attributable to:
Shareholders of the parent company	￦	2,405,176	￦	1,731,034	￦	1,260,509	US$	1,194,512
Non-controlling interests		55,545		9,099		3,196		3,028

	￦	2,460,721	￦	1,740,133	￦	1,263,705	US$	1,197,541

Total comprehensive income for the year attributable to:
Shareholders of the parent company	￦	2,134,096	￦	1,865,137	￦	1,301,679	US$	1,233,526
Non-controlling interests		58,728		19,715		(11,072)		(10,493)

	￦	2,192,824	￦	1,884,852	￦	1,290,607	US$	1,223,033

Earnings per share
Basic earnings per share	￦	6,548	￦	4,480	￦	3,263	US$	3.09
Diluted earnings per share		6,533		4,467		3,249		3.08

Note) The consolidated statement of comprehensive income for the year ended December 31, 2011 was not restated in accordance with IFRS 10 but prepared based on the previous accounting policies since it is not required to adjust any earlier periods presented than the immediately preceding period under transitional provision rule of IFRS 10. See Note 2.1.

The accompanying notes are an integral part of these consolidated financial statements.

KB FINANCIAL GROUP INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 and 2013

	Equity attributable to shareholders of the parent company
	Share capital		Capital surplus		Accumulated other comprehensive income		Retained earnings		Treasury share		Non-controlling interest		Total equity
	(In millions of Korean won)
Balance at January 1, 2011	￦	1,931,758	￦	15,990,278	￦	430,572	￦	2,620,888	￦	(2,476,809)	￦	1,169,243	￦	19,665,930
Changes in accounting policy		—		—		8,896		(8,896)		—		—		—

Restated balance	￦	1,931,758	￦	15,990,278	￦	439,468	￦	2,611,992	￦	(2,476,809)	￦	1,169,243	￦	19,665,930

Comprehensive income
Profit for the year		—		—		—		2,405,176		—		55,545		2,460,721
Remeasurements of net defined benefit liabilities		—		—		(32,150)		—		—		1		(32,149)
Exchange differences on translating foreign operations		—		—		5,492		—		—		110		5,602
Change in value of financial investments		—		—		(242,668)		—		—		3,072		(239,596)
Shares of other comprehensive income of associates		—		—		(433)		—		—		—		(433)
Cash flow hedges		—		—		(1,321)		—		—		—		(1,321)

Total comprehensive income(loss)		—		—		(271,080)		2,405,176		—		58,728		2,192,824

Transactions with shareholders
Dividends paid to shareholders of the parent company		—		—		—		(41,163)		—		—		(41,163)
Dividends paid to holders of hybrid capital instruments		—		—		—		—		—		(46,151)		(46,151)
Redemption of hybrid capital instruments		—		—		—		—		—		(1,000,000)		(1,000,000)
Disposal of treasury share		—		(148,060)		—		—		2,476,809		—		2,328,749
Others		—		(394)		—		—		—		—		(394)

Total transactions with shareholders		—		(148,454)		—		(41,163)		2,476,809		(1,046,151)		1,241,041
Balance at December 31, 2011		1,931,758		15,841,824		168,388		4,976,005		—		181,820		23,099,795

(Continued)

KB FINANCIAL GROUP INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 and 2013

	Equity attributable to shareholders of the parent company
	Share capital		Capital surplus		Accumulated other comprehensive income		Retained earnings		Treasury share		Non-controlling interest		Total equity
	(In millions of Korean won)
Balance at January 1, 2012	￦	1,931,758	￦	15,841,824	￦	168,388	￦	4,976,005	￦	—	￦	181,820	￦	23,099,795
Changes in accounting policy		—		—		(7,349)		72,553				—		65,204

Restated balance	￦	1,931,758	￦	15,841,824	￦	161,039	￦	5,048,558	￦	—	￦	181,820	￦	23,164,999

Comprehensive income
Profit for the year		—		—		—		1,731,034		—		9,099		1,740,133
Remeasurements of net defined benefit liabilities		—		—		(30,253)		—		—		(19)		(30,272)
Exchange differences on translating foreign operations		—		—		(25,597)		—		—		(93)		(25,690)
Change in value of financial investments		—		—		235,029		—		—		10,728		245,757
Shares of other comprehensive income of associates		—		—		(44,263)		—		—		—		(44,263)
Cash flow hedges		—		—		(813)		—		—		—		(813)

Total comprehensive income		—		—		134,103		1,731,034		—		19,715		1,884,852

Transactions with shareholders
Dividends paid to shareholders of the parent company		—		—		—		(278,173)		—		—		(278,173)
Changes in interest in subsidiaries		—		(1,524)		—		—		—		(7,013)		(8,537)

Total transactions with shareholders		—		(1,524)		—		(278,173)		—		(7,013)		(286,710)
Balance at December 31, 2012	￦	1,931,758	￦	15,840,300	￦	295,142	￦	6,501,419		￦—	￦	194,522	￦	24,763,141

(Continued)

KB FINANCIAL GROUP INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 and 2013

	Equity attributable to shareholders of the parent company
	Share capital		Capital surplus		Accumulated other comprehensive income		Retained earnings		Treasury share		Non-controlling interest		Total equity
	(In millions of Korean won)
Balance at January 1, 2013	￦	1,931,758	￦	15,840,300	￦	295,142	￦	6,501,419	￦	—	￦	194,522	￦	24,763,141

Comprehensive income
Profit for the year		—		—		—		1,260,509		—		3,196		1,263,705
Remeasurements of net defined benefit liabilities		—		—		40,984		—		—		—		40,984
Exchange differences on translating foreign operations		—		—		(2,372)		—		—		74		(2,298)
Change in value of financial investments		—		—		10,751		—		—		(14,342)		(3,591)
Shares of other comprehensive income of associates		—		—		(9,811)		—		—		—		(9,811)
Cash flow hedges		—		—		1,618		—		—		—		1,618

Total comprehensive income		—		—		41,170		1,260,509		—		(11,072)		1,290,607

Transactions with shareholders
Dividends paid to shareholders of the parent company		—		—		—		(231,811)		—		—		(231,811)
Changes in interest in subsidiaries		—		14,305		—		39		—		(183,450)		(169,106)

Total transactions with shareholders		—		14,305		—		(231,772)		—		(183,450)		(400,917)
Balance at December 31, 2013	￦	1,931,758	￦	15,854,605	￦	336,312	￦	7,530,156	￦	—	￦	—	￦	25,652,831

(Continued)

KB FINANCIAL GROUP INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 and 2013

	Equity attributable to shareholders of the parent company
	Share capital		Capital surplus		Accumulated other comprehensive income		Retained earnings		Treasury share		Non-controlling interest		Total equity
	(Translation into U.S. dollars(Note 3))(In thousands)
Balance at January 1, 2013	US$	1,830,617	US$	15,010,946	US$	279,690	US$	6,161,022	US$	—	US$	184,337	US$	23,466,612

Comprehensive income
Profit for the year		—		—		—		1,194,512		—		3,028		1,197,540
Remeasurements of net defined benefit liabilities		—		—		38,838		—		—		—		38,838
Exchange differences on translating foreign operations		—		—		(2,249)		—		—		70		(2,179)
Change in value of financial investments		—		—		10,188		—		—		(13,592)		(3,404)
Shares of other comprehensive income of associates		—		—		(9,297)		—		—		—		(9,297)
Cash flow hedges		—		—		1,533		—		—		—		1,533

Total comprehensive income		—		—		39,013		1,194,512		—		(10,494)		1,223,031

Transactions with shareholders
Dividends paid to shareholders of the parent company		—		—		—		(219,674)		—		—		(219,674)
Others		—		13,555		—		38		—		(173,843)		(160,250)

Total transactions with shareholders		—		13,555		—		(219,636)		—		(173,843)		(379,924)
Balance at December 31, 2013	US$	1,830,617	US$	15,038,056	US$	357,716	US$	8,110,774	US$	—	US$	(184,337)	US$	25,152,826

Note) The consolidated statement of changes in equity for the year ended December 31, 2011 was not restated in accordance with IFRS 10 but prepared based on the previous accounting policies since it is not required to adjust any earlier periods presented than the immediately preceding period under transitional provision rule of IFRS 10. See Note 2.1.

The accompanying notes are an integral part of these consolidated financial statements.

KB FINANCIAL GROUP INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 and 2013

	2011		2012		2013		2013
							Translation into U.S. dollars (Note 3)
	(In millions of Korean won)						(In thousands)
Cash flows from operating activities:
Profit for the year	￦	2,460,721	￦	1,740,133	￦	1,263,705	US$	1,197,541

Adjustment for non-cash items
Net loss(gain) on financial assets/liabilities at fair value through profit or loss		(391,197)		(247,854)		(110,425)		(104,643)
Net loss(gain) on derivative financial instruments for hedging purposes		(107,371)		15,165		48,787		46,233
Adjustment of fair value of derivative financial instruments		207,522		42		699		662
Provision for credit loss		1,512,978		1,606,703		1,443,572		1,367,991
Net loss(gain) on financial investments		(481,459)		148,211		(1,191)		(1,129)
Share of loss (profit) of associates		(4,963)		15,282		199,392		188,953
Depreciation and amortization expense		342,656		328,320		286,858		271,840
Other net losses on property and equipment/intangible assets		18,533		40,881		39,777		37,695
Share-based payments(reversal)		(7,609)		13,871		17,289		16,384
Policy reserve appropriation		673,259		1,305,730		761,877		721,987
Post-employment benefits		172,188		172,391		172,579		163,544
Net interest expense		84,470		229,691		314,866		298,381
Loss(gains) on foreign currency translation		273,971		(148,877)		17,082		16,188
Net other expense(income)		130,206		2,783		(24,981)		(23,676)

		2,455,333		3,482,339		3,166,181		3,000,410

Changes in operating assets and liabilities
Financial asset at fair value through profit or loss		(2,370,999)		(3,102,488)		214,181		202,967
Derivative financial instruments		481,502		193,373		116,660		110,552
Loans		(17,023,252)		(2,964,229)		(7,335,434)		(6,951,371)
Deferred income tax assets		—		3,211		1,349		1,278
Other assets		(877,081)		2,201,280		(5,078,285)		(4,812,400)
Financial liabilities at fair value through profit or loss		146,638		357,825		(773,558)		(733,056)
Deposits		10,716,619		4,495,876		2,584,993		2,449,650
Deferred income tax liabilities		(13,150)		(138,374)		(74,463)		(70,564)
Other liabilities		48,628		1,375,612		(430,856)		(408,297)

		(8,891,095)		2,422,086		(10,775,413)		(10,211,241)

Net cash generated from (used in) operating activities		(4,007,190)		7,644,558		(6,345,527)		(6,013,290)

(Continued)

KB FINANCIAL GROUP INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 and 2013

	2011		2012		2013		2013
							Translation into U.S. dollars (Note 3)
	(In millions of Korean won)						(In thousands)
Cash flows from investing activities:
Disposal of financial investments	￦	22,875,143	￦	24,805,560	￦	25,655,149	US$	24,311,916
Acquisition of financial investments		(21,918,460)		(26,141,095)		(23,020,912)		(21,815,600)
Decrease in investments in associates		12,120		16,573		20,554		19,478
Acquisition of investments in associates		(176,105)		(217,081)		(23,340)		(22,118)
Disposal of property and equipment		859		16,912		1,070		1,014
Acquisition of property and equipment		(261,905)		(143,139)		(153,469)		(145,434)
Acquisition of investment property		—		—		(114,609)		(108,608)
Disposal of intangible assets		10,353		10,176		5,072		4,807
Acquisition of intangible assets		(105,341)		(81,899)		(68,091)		(64,526)
Business combination, net of cash acquired		—		40,575		322,641		305,749
Others		251,888		(838,816)		1,554,752		1,473,348

Net cash provided by (used in) investing activities		688,552		(2,532,234)		4,178,817		3,960,026

Cash flows from financing activities:
Net cash flows from derivative financial instrument for hedging purposes		20,733		75,761		10,977		10,402
Net increase (decrease) in debts		5,453,721		(796,842)		(1,990,258)		(1,886,053)
Increase in debentures		9,665,174		10,282,920		10,758,948		10,195,639
Decrease in debentures		(11,607,211)		(12,945,650)		(7,924,609)		(7,509,698)
Increase in other payables to trust accounts		—		456,449		414,279		392,589
Disposal of treasury shares		2,281,524		—		—		—
Redemption of hybrid capital instruments		(1,000,000)		—		—		—
Dividends paid to holders of hybrid capital instruments		(46,331)		—		—		—
Dividends paid to shareholders of the parent company		(41,163)		(278,173)		(231,811)		(219,674)
Changes in interest in subsidiaries		—		(8,048)		(168,293)		(159,482)
Others		48,434		(38,680)		837,906		794,035

Net cash provided by (used in) financing activities		4,774,881		(3,252,263)		1,707,139		1,617,758

Effect of exchange rate changes on cash and cash equivalents		32,982		(13,560)		41,452		39,279

Net increase (decrease) in cash and cash equivalents		1,489,225		1,846,501		(418,119)		(396,227)
Cash and cash equivalents at the beginning of the year		3,251,579		4,740,804		6,587,305		6,242,411

Cash and cash equivalents at the end of the year	￦	4,740,804	￦	6,587,305	￦	6,169,186	US$	5,846,184

Note) The consolidated statement of cash flows for the year ended December 31, 2011 was not restated in accordance with IFRS 10 but prepared based on the previous accounting policies since it is not required to adjust any earlier periods presented than the immediately preceding period under transitional provision rule of IFRS 10. See Note 2.1.

The accompanying notes are an integral part of these consolidated financial statements.

KB FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. The Parent Company

KB Financial Group Inc. (the “Parent Company”) was incorporated on September 29, 2008, under the Financial Holding Companies Act of Korea. KB Financial Group Inc. and its subsidiaries (the “Group”) derive substantially all of their revenue and income from providing a broad range of banking and related financial services to consumers and corporations primarily in Korea and in selected international markets. The Parent Company’s principal business includes ownership and management of subsidiaries and associated companies that are engaged in financial services or activities. In 2011, Kookmin Bank spun off its credit card business segment and established a new separate credit card company, KB Kookmin Card Co., Ltd., and KB Investment & Securities Co., Ltd. merged with KB Futures Co., Ltd. The Group established KB Savings Bank Co., Ltd. in January 2012. The Group acquired Yehansoul Savings Bank Co., Ltd. in September 2013.

The Parent Company’s share capital as of December 31, 2013, is ￦1,931,758 million. The Parent Company is authorized to issue up to 1 billion shares. The Parent Company has been listed on the Korea Exchange (“KRX”) since October 10, 2008, and listed on the New York Stock Exchange (“NYSE”) for its American Depositary Shares (“ADS”) since September 29, 2008.

2. Basis of Preparation

2.1 Application of IFRS

The Group’s consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”). IFRS are the standards and related interpretations issued by the International Accounting Standards Board (“IASB”).

The preparation of consolidated financial statements requires the use of certain critical accounting estimates. It also requires management to exercise judgment in the process of applying the Group’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in Note 2.4.

New standards, amendments and interpretations issued but not effective for the year beginning on January 1, 2013, and not early adopted by the Group are as follows:

Amendment to IAS 32, Financial Instruments: Presentation

According to Amendment to IAS 32, Financial Instruments: Presentation, provides that the right to offset must not be contingent on a future event and must be legally enforceable in all of circumstances; and if an entity can settle amounts in a manner such that outcome is, in effect, equivalent to net settlement, the entity will meet the net settlement criterion. This amendment is effective for annual periods beginning on or after January 1, 2014, and the Group is assessing the impact of application of this amendment on its consolidated financial statements.

Amendment to IAS 39, Financial Instruments: Recognition and Measurement

Amendment to IAS 39, Financial Instruments: Recognition and Measurement, allows the continuation of hedge accounting for a derivative that has been designated as a hedging instrument in a circumstance in which that derivative is novated to a central counterparty (CCP) as a consequence of laws or regulations. This amendment is effective for annual periods beginning on or after January 1, 2014, with early adoption permitted. The Group is assessing the impact of application of this amendment on its consolidated financial statements.

Amendment to IFRS 10, Consolidated Financial Statements

Amendment to IFRS 10, Consolidated Financial Statements, provides that, if a parent company qualifies as an investment entity, it is required to measure its investments in subsidiaries at fair value through profit or loss instead of consolidating these subsidiaries in its consolidated financial statements. The amendment does not apply for a parent of an investment entity if the parent itself is not an investment entity. This amendment is effective for annual periods beginning on or after January 1, 2014, with early adoption permitted. The application of this amendment does not have an impact on its consolidated financial statements of the Group.

Enactment of IFRIC 21, Levies

IFRIC 21, Levies, is applied to a liability to pay a levy imposed by a government in accordance with the legislation. The interpretation requires that the liability to pay a levy is recognized when the activity that triggers the payment of the levy occurs, as identified by the legislation (the obligating event). This interpretation is effective for annual periods beginning on or after January 1, 2014, with early adoption permitted. The Group is assessing the impact of application of this interpretation on its consolidated financial statements.

New standards, amendments and interpretations adopted by the Group for the financial year beginning on January 1, 2013, are as follows:

Amendment to IAS 1, Presentation of Financial Statements: Presentation of Items of Other Comprehensive Income

IAS 1, Presentation of Financial Statements, was amended to require other comprehensive income items to be classified into items that might be reclassified to profit or loss in subsequent periods and items that would not be reclassified subsequently. The Group applies the presentation of items of other comprehensive income in accordance with the enactment retrospectively, and restated consolidated statement of comprehensive income for the years ended December 31, 2011 and 2012. There is no effect on the Group’s total comprehensive income for the retrospective application of change in accounting policy.

Amendment to IAS 19, Employee Benefits

According to the amendment to IAS 19, Employee Benefits, the use of a ‘corridor’ approach is no longer permitted, and therefore all actuarial gains and losses incurred are immediately recognized in other comprehensive income. All past service costs incurred from changes in pension plan are immediately recognized, and interest costs and expected returns on plan assets that used to be separately calculated are now changed to calculating net interest expense(income) by applying discount rate used in measuring defined benefit obligation in net defined benefit liabilities(assets). The Group applies the accounting policy retrospectively in accordance with the amended standards. The comparative consolidated statements of financial position and statements of comprehensive income are restated by reflecting adjustments resulting from the retrospective application.

The effect of these changes in accounting policy to financial position as of January 1, 2012 and December 31, 2012 and 2013, and to comprehensive income for the years ended December 31, 2011, 2012 and 2013, are as follows:

Effect on Consolidated Statements of Financial Position

	Jan. 1, 2012		Dec. 31, 2012		Dec. 31, 2013
	(In millions of Korean won)
Increase(decrease) in net defined benefit liabilities	￦	—	￦	9,820	￦	9,103
Increase(decrease) in deferred income tax liabilities		—		(2,377)		(2,203)
Increase(decrease) in accumulated other comprehensive income		(23,254)		(53,507)		(12,523)
Increase(decrease) in retained earnings		23,254		46,064		5,623

Effect on Consolidated Statements of Comprehensive Income

	2011		2012		2013
	(In millions of Korean won)
Decrease(increase) in general and administrative expenses	￦	44,677	￦	30,121	￦	(53,389)
Decrease(increase) in income tax		(10,812)		(7,292)		12,920
Increase(decrease) in other comprehensive income		32,149		(30,271)		41,012

	(In Korean won)
Increase(decrease) in earnings per share		87		59		(105)
Increase(decrease) in diluted earnings per share		88		59		(104)

Termination benefits are payable when employment is terminated by the Group before the normal retirement date, or whenever an employee accepts voluntary redundancy in exchange for these benefits. An entity shall recognize a liability and expense for termination benefits at the earlier of the following dates: when the entity can no longer withdraw the offer of those benefits and when the entity recognizes costs for a restructuring that is within the scope of IAS 37 and involves the payment of termination benefits. Termination benefits are measured by considering the number of employees expected to accept the offer in the case of a voluntary early retirement. Termination benefits over 12 months after the reporting period are discounted to present value. The Group expects that the application of this amendment would not have a material impact on its consolidated financial statements.

Enactment of IFRS 10, Consolidated Financial Statements

IFRS 10 supersedes IAS 27, Consolidated and Separate Financial Statements and SIC 12, Consolidation: Special Purpose Entities.

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

In accordance with transitional provision of IFRS 10, the financial statements for earlier comparative periods are restated, to ensure conformity with the conclusion of IFRS 10, unless it is impracticable to do so. However the consolidated financial statements for the year ended December 31, 2011 was not restated in accordance with IFRS 10 but prepared based on the previous accounting policies since it is not required to adjust any earlier periods presented than the immediately preceding period under transitional provision rule of IFRS 10. At the date of initial application, a reporting entity that has no change in consolidation is not required to make adjustments to the previous accounting policy.

As a result of reviewing the impact of the enactment of IFRS 10, the Group decided to consolidate nine trusts, including personal pension trusts, twelve structured entities, including KH First Co., Ltd., and deconsolidate five companies, including KB-Glenwood Private Equity Fund 1.

In accordance with IFRS 10, the Group consolidated nine trusts, including personal pension trusts because it has power as a trustee, exposure to variable returns because the Group guarantees repayment of principal, if the trust property is less than the principal, and the ability to use power to affect its amount of variable returns. In addition, the Group consolidated twelve structured entities, including KH First Co., Ltd., because it has power over their activities, exposure to variable returns and the ability to use power to affect its amount of variable returns. And the Group decided to deconsolidate five companies, including KB Glenwood Private Equity Fund 1, because it is not exposed to variable returns, although it has power over the relevant activities.

Changes in subsidiaries by the adoption of IFRS 10 are as follows:

	Investor	Investee	Ownership(%)	Location	Industry
Included	Kookmin Bank	Personal pension trusts and 8 other trusts	—	Korea	Trust

Included	Kookmin Bank	KH First Co., Ltd.	—	Korea	Asset-backed securitization and others

Included	Kookmin Bank	Samho Kyungwon Co., Ltd.	—	Korea	Asset-backed securitization and others

Included	Kookmin Bank	Taejon Samho The First Co., Ltd	—	Korea	Asset-backed securitization and others

Included	Kookmin Bank	Prince DCM Co., Ltd	—	Korea	Asset-backed securitization and others

Included	Kookmin Bank, KB Life Insurance Co., Ltd.	KB Hope Sharing BTL Private Special Asset	40.00	Korea	Capital investment

Included	Kookmin Bank	Hanbando BTL Private Special Asset Fund 1	39.74	Korea	Capital investment

Included	Kookmin Bank	Global Logistics Infra Private Fund 1	57.14	Korea	Capital investment

Included	Kookmin Bank	Global Logistics Infra Private Fund 2	—	Korea	Capital investment

Included	Kookmin Bank	KB Mezzanine Private Securities Fund 1	46.51	Korea	Capital investment

Included	Kookmin Bank	KB Private Real Estate Securities Fund 1(NPL)	45.00	Korea	Capital investment

Included	Kookmin Bank	K Star KTB ETF(Bond)	48.78	Korea	Capital investment

Included	KB Private Real Estate Securities Fund 1(NPL)	Woori KA First Asset Securitization	55.00	Korea	Asset-backed securitization and others

Excluded	KB Investment & Securities Co., Ltd.	KB-Glenwood Private Equity Fund 1	0.03	Korea	Capital investment

Excluded	KB-Glenwood Private Equity Fund 1	Chungkang Co., Ltd.	100.00	Korea	Capital investment

Excluded	Chungkang Co., Ltd.	Powernet Technologies Co., Ltd.	92.64	Korea	Electronic product manufacturing

Excluded	KB Investment Co., Ltd.	NPS KBIC Private Equity Fund No. 1	2.56	Korea	Capital investment

Excluded	KB Investment Co., Ltd.	KBIC Private Equity Fund No. 3	2.00	Korea	Capital investment

Effect on the consolidated financial statements by the adoption of IFRS 10:

Consolidated Statements of Financial Position

	Jan. 1, 2012
	Before		Adjustment		After
	(In millions of Korean won)
Assets
Cash and due from financial institutions	￦	9,178,125	￦	8,432	￦	9,186,557
Financial assets at fair value through profit or loss		6,326,104		2,842,998		9,169,102
Derivative financial assets		2,448,455		50,990		2,499,445
Loans		212,107,027		920,669		213,027,696
Financial investments		35,432,182		(439,501)		34,992,681
Investments in associates		892,132		(98,530)		793,602
Property and equipment		3,186,020		(3,274)		3,182,746
Investment property		51,552		—		51,552
Intangible assets		468,441		(6,455)		461,986
Deferred income tax assets		22,329		(3,385)		18,944
Assets held for sale		9,931		—		9,931
Other assets		7,478,519		(2,654)		7,475,865

Total assets	￦	277,600,817	￦	3,269,290	￦	280,870,107

Liabilities
Financial liabilities at fair value through profit or loss	￦	1,388,079	￦	—	￦	1,388,079
Derivative financial liabilities		2,059,573		(21,780)		2,037,793
Deposits		190,337,590		2,920,966		193,258,556
Debts		16,823,838		(2,605)		16,821,233
Debentures		27,069,879		101,000		27,170,879
Provisions		797,739		(7,959)		789,780
Net defined benefit liabilities		128,488		(1,051)		127,437
Current income tax liabilities		588,825		—		588,825
Deferred income tax liabilities		220,842		21,466		242,308
Other liabilities		15,086,169		194,049		15,280,218

Total liabilities		254,501,022		3,204,086		257,705,108

Equity
Equity attributable to shareholders of the parent company		22,917,975		65,204		22,983,179
Non-controlling interests		181,820		—		181,820

Total equity		23,099,795		65,204		23,164,999

Total liabilities and equity	￦	277,600,817	￦	3,269,290	￦	280,870,107

	Dec. 31, 2012
	Before		Adjustment		After
	(In millions of Korean won)
Assets
Cash and due from financial institutions	￦	10,568,350	￦	24,255	￦	10,592,605
Financial assets at fair value through profit or loss		6,299,194		3,260,525		9,559,719
Derivative financial assets		2,024,784		66,501		2,091,285
Loans		212,716,251		928,540		213,644,791
Financial investments		36,897,139		(429,787)		36,467,352
Investments in associates		1,035,205		(100,564)		934,641
Property and equipment		3,103,597		(3,204)		3,100,393
Investment property		52,974		—		52,974
Intangible assets		500,023		(6,892)		493,131
Deferred income tax assets		18,432		—		18,432
Assets held for sale		35,412		—		35,412
Other assets		8,755,217		5,102		8,760,319

Total assets	￦	282,006,578	￦	3,744,476	￦	285,751,054

Liabilities
Financial liabilities at fair value through profit or loss	￦	1,851,135	￦	—	￦	1,851,135
Derivative financial liabilities		2,068,813		(14,071)		2,054,742
Deposits		194,403,279		2,942,926		197,346,205
Debts		15,969,522		(4,064)		15,965,458
Debentures		24,131,770		138,442		24,270,212
Provisions		669,729		—		669,729
Net defined benefit liabilities		84,977		(1,254)		83,723
Current income tax liabilities		264,666		—		264,666
Deferred income tax liabilities		127,592		26,711		154,303
Other liabilities		17,738,498		589,242		18,327,740

Total liabilities		257,309,981		3,677,932		260,987,913

Equity
Equity attributable to shareholders of the parent company		24,502,075		66,544		24,568,619
Non-controlling interests		194,522		—		194,522

Total equity		24,696,597		66,544		24,763,141

Total liabilities and equity	￦	282,006,578	￦	3,744,476	￦	285,751,054

Consolidated Statements of Comprehensive Income

	2012
	Before		Adjustment		After
	(In millions of Korean won)
Interest income	￦	14,155,825	￦	54,281	￦	14,210,106
Interest expense		(7,039,912)		(132,411)		(7,172,323)

Net interest income		7,115,913		(78,130)		7,037,783

Fee and commission income		2,778,668		(24,792)		2,753,876
Fee and commission expense		(1,186,027)		(1,143)		(1,187,170)

Net fee and commission income		1,592,641		(25,935)		1,566,706

Net gains(losses) on financial assets/liabilities at fair value through profit or loss		651,203		160,761		811,964

Net other operating income(loss)		(1,455,270)		(76,672)		(1,531,942)

General and administrative expenses		(3,855,164)		9,554		(3,845,610)

Operating profit before provision for credit losses		4,049,323		(10,422)		4,038,901

Provision for credit losses		(1,607,804)		1,101		(1,606,703)

Net operating profit(loss)		2,441,519		(9,321)		2,432,198

Share of profit of associates		(13,536)		(1,746)		(15,282)
Net other non-operating income(expense)		(136,534)		18,262		(118,272)

Net non-operating profit(loss)		(150,070)		16,516		(133,554)

Profit before income tax		2,291,449		7,195		2,298,644

Income tax expense		(556,632)		(1,879)		(558,511)

Profit for the year		1,734,817		5,316		1,740,133

Other comprehensive income(loss) for the year, net of tax		148,696		(3,977)		144,719

Total comprehensive income for the year	￦	1,883,513	￦	1,339	￦	1,884,852

Profit for the year attributable to:
Shareholders of the parent company	￦	1,725,742	￦	5,292	￦	1,731,034
Non-controlling interests		9,075		24		9,099

	￦	1,734,817	￦	5,316	￦	1,740,133

Total comprehensive income for the year attributable to:
Shareholders of the parent company	￦	1,871,240	￦	(6,103)	￦	1,865,137
Non-controlling interests		19,715		—		19,715

	￦	1,890,955	￦	(6,103)	￦	1,884,852

Consolidated Statements of Cash Flows

	2012
	Before		Adjustment		After
	(In millions of Korean won)
Cash flows from operating activities
Profit for the year	￦	1,734,817	￦	5,316	￦	1,740,133

Adjustment for non-cash items
Net loss(gain) on financial assets/liabilities at fair value through profit or loss		(222,022)		(25,832)		(247,854)
Net loss(gain) on derivative financial instruments for hedging purposes		15,165		—		15,165
Adjustment of fair value of derivative financial instruments		42		—		42
Provision for credit loss		1,607,804		(1,101)		1,606,703
Net loss(gain) on financial investments		148,211		—		148,211
Share of loss(profit) of associates		13,536		1,746		15,282
Depreciation and amortization expense		328,642		(322)		328,320
Other net losses on property and equipment/intangible assets		40,881		—		40,881
Share-based payments		13,871		—		13,871
Policy reserve appropriation		1,305,730		—		1,305,730
Post-employment benefits		172,743		(352)		172,391
Net interest expense		229,691		—		229,691
Loss(gains) on foreign currency translation		(148,877)		—		(148,877)
Net other expense		10,075		(7,292)		2,783

		3,515,492		(33,153)		3,482,339

Changes in operating assets and liabilities
Financial assets at fair value through profit or loss		132,205		(3,234,693)		(3,102,488)
Derivative financial instruments		252,166		(58,793)		193,373
Loans		(2,226,547)		(737,682)		(2,964,229)
Deferred income tax assets		3,211		—		3,211
Other assets		2,202,544		(1,264)		2,201,280
Financial liabilities at fair value through profit or loss		357,825		—		357,825
Deposits		1,552,950		2,942,926		4,495,876
Deferred income tax liabilities		(166,772)		28,398		(138,374)
Other liabilities		630,144		745,468		1,375,612

		2,737,726		(315,640)		2,422,086

Net cash generated from operating activities		7,988,035		(343,477)		7,644,558

Cash flows from investing activities
Disposal of financial investments		24,848,249		(42,689)		24,805,560
Acquisition of financial investments		(26,141,095)		—		(26,141,095)
Decrease in investments in associates		11,543		5,030		16,573
Acquisition of investments in associates		(212,556)		(4,525)		(217,081)
Disposal of property and equipment		8,740		8,172		16,912
Acquisition of property and equipment		(143,327)		188		(143,139)
Disposal of intangible assets		3,785		6,391		10,176
Acquisition of intangible assets		(82,400)		501		(81,899)
Business combination, net of cash acquired		40,575		—		40,575
Others		(838,816)		—		(838,816)

Net cash used in investing activities		(2,505,302)		(26,932)		(2,532,234)

	2012
	Before		Adjustment		After
	(In millions of Korean won)
Cash flows from financing activities
Net cash flows from derivative financial instruments for hedging purposes		75,761		—		75,761
Net increase in debts		(792,778)		(4,064)		(796,842)
Increase in debentures		10,282,920		—		10,282,920
Decrease in debentures		(13,084,093)		138,443		(12,945,650)
Decrease in other payables to trust accounts		—		456,449		456,449
Dividends paid to shareholders of the parent company		(278,173)		—		(278,173)
Changes in interest in subsidiaries		—		(8,048)		(8,048)
Others		150,109		(188,789)		(38,680)

Net cash used in financing activities		(3,646,254)		393,991		(3,252,263)

Effect of exchange rate changes on cash and cash equivalents		(13,560)		—		(13,560)

Net increase in cash and cash equivalents		1,822,919		23,582		1,846,501
Cash and cash equivalents at the beginning of the year		4,740,804		—		4,740,804

Cash and cash equivalents at the end of the year	￦	6,563,723	￦	23,582	￦	6,587,305

Enactment of IFRS 11, Joint Arrangements

IFRS 11, Joint Arrangements, aims to reflect the substance of joint arrangements by focusing on the contractual rights and obligations that each party to the arrangement has rather than its legal form. Joint arrangements are classified as either joint operations or joint ventures. A joint operation is when joint operators have rights to the assets and obligations for the liabilities, and account for the assets, liabilities, revenues and expenses, while parties to the joint venture have rights to the net assets of the arrangement. The adoption of IFRS 11 does not have a material impact on the consolidated financial statements of the Group.

Enactment of IFRS 12, Disclosures of Interests in Other Entities

IFRS 12, Disclosures of Interests in Other Entities, provides the disclosure requirements for all forms of interests in other entities, including a subsidiary, an associate, a joint arrangement and an unconsolidated structured entity.

Enactment of IFRS 13, Fair value measurement

IFRS 13 aims to improve consistency and reduce complexity by providing a precise definition of fair value and a single source of fair value measurement and disclosure requirements for all fair value measurements under IFRS. IFRS 13 does not extend the use of fair value accounting but provides guidance on how it should be applied where its use is already required or permitted by other standards within IFRS. IFRS 13 has been effective prospectively for annual periods beginning on or after January 1, 2013. The adoption of IFRS 13 does not have a material impact on the consolidated financial statements of the Group.

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

2.4.3 Provisions for credit losses (allowances for loan losses, provisions for acceptances and guarantees, and unused loan commitments)

The Group determines and recognizes allowances for losses on loans through impairment testing and recognizes provisions for guarantees, and unused loan commitments. The accuracy of provisions for credit losses is determined by the methodology and assumptions used for estimating expected cash flows of the borrower for individually assessed allowances of loans, collectively assessed allowances for groups of loans, guarantees and unused loan commitments.

2.4.4 Net defined benefit liabilities

The present value of net defined benefit liability depends on a number of factors that are determined on an actuarial basis using a number of assumptions (Note 24).

2.4.5 Estimated impairment of goodwill

The Group tests annually whether goodwill has suffered any impairment. The recoverable amounts of cash-generating units have been determined based on value-in-use calculations (Note 15).

3. Significant Accounting Policies

The significant accounting policies applied in the preparation of these consolidated financial statements are set out below. These policies have been consistently applied to all years presented, unless otherwise stated.

3.1 Consolidation

3.1.1 Subsidiaries

Subsidiaries are companies that are controlled by the Group. The Group controls an investee when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. The existence and effects of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Group controls another entity. Subsidiaries are fully consolidated from the date when control is transferred to the Group and de-consolidated from the date when control is lost.

If a subsidiary uses accounting policies other than those adopted in the consolidated financial statements for like transactions and events in similar circumstances, appropriate adjustments are made to make the subsidiary’s accounting policies conform to those of the Group when the subsidiary’s financial statements are used by the Group in preparing the consolidated financial statements.

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

Under the equity method, investments in associates are initially recognized at cost and the carrying amount is increased or decreased to recognize the Group’s share of the profit or loss of the investee and changes in the investee’s equity after the date of acquisition. The Group’s share of the profit or loss of the investee is recognized in the Group’s profit or loss. Distributions received from an investee reduce the carrying amount of the investment. Profit and losses resulting from ‘upstream’ and ‘downstream’ transactions between the Group and associates are eliminated to the extent of the Group’s interest in associates.

If associates use accounting policies other than those adopted in the consolidated financial statements for like transactions and events in similar circumstances, appropriate adjustments are made to make the associate’s accounting policies conform to those of the Group when the associate’s financial statements are used by the Group in applying equity method.

After the carrying amount of the investment is reduced to zero, additional losses are provided for, and a liability is recognized, only to the extent that the Group has incurred legal or constructive obligations or made payments on behalf of the investee.

The Group determines at each reporting date whether there is any objective evidence that the investments in the associates are impaired. If this is the case, the Group calculates the amount of impairment as the difference between the recoverable amount of the associates and its carrying value and recognizes the amount as ‘share of profit or loss of associates’ in the statements of comprehensive income.

3.1.3 Structured entity

A structured entity is an entity that has been designed so that voting or similar rights are not the dominant factor in deciding who controls the entity. When the Group decides whether it has power to the structured entities in which the Group has interests, it considers factors such as the purpose, the form, the practical ability to direct the relevant activities of a structured entity, the nature of its relationship with a structured entity and the amount of exposure to variable returns.

3.1.4 Trusts and funds

The Group provides management services for trust assets, collective investment and other funds. These trusts and funds are not consolidated in the Group’s consolidated financial statements, except for trusts and funds over which the Group has control.

3.1.5 Intra-group transactions

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

Assets and liabilities for each statement of financial position presented are translated at the closing rate at the end of the reporting period. Income and expenses in the statement of comprehensive income presented are translated at average exchange rates for the period. All resulting exchange differences are recognized in other comprehensive income.

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

3.3 Recognition and Measurement of Financial Instruments

3.3.1 Initial recognition

The Group recognizes a financial asset or a financial liability in its statement of financial position when, the Group becomes a party to the contractual provisions of the instrument. A regular way purchase or sale of financial assets (a purchase or sale of a financial asset under a contract whose terms require delivery of the financial instruments within the time frame established generally by market regulation or practice) is recognized and derecognized using trade date accounting.

The Group classifies financial assets as financial assets at fair value through profit or loss, held-to-maturity financial assets, available-for-sale financial assets, or loans and receivables. The Group classifies financial liabilities as financial liabilities at fair value through profit or loss or other financial liabilities. The classification depends on the nature and holding purpose of the financial instrument at initial recognition in the financial statements.

At initial recognition, a financial asset or financial liability is measured at its fair value plus or minus, in the case of a financial asset or financial liability not at fair value through profit or loss, transaction costs that are directly attributable to the acquisition or issue of the financial asset or financial liability. The fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. The fair value of a financial instrument on initial recognition is normally the transaction price (that is, the fair value of the consideration given or received) in an arm’s length transaction.

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

Derecognition of financial assets

Financial assets are derecognized when the contractual rights to the cash flows from the financial assets expire or the financial assets have been transferred and substantially all the risks and rewards of ownership of the financial assets are also transferred, or all the risks and rewards of ownership of the financial assets are neither substantially transferred nor retained and the Group has not retained control. If the Group neither transfers nor disposes of substantially all the risks and rewards of ownership of the financial assets, the Group continues to recognize the financial asset to the extent of its continuing involvement in the financial asset.

If the Group transfers the contractual rights to receive the cash flows of the financial asset, but retains substantially all the risks and rewards of ownership of the financial asset, the Group continues to recognize the transferred asset in its entirely and recognize a financial liability for the consideration received.

Derecognition of financial liabilities

Financial liabilities are derecognized from the statement of financial position when the obligation specified in the contract is discharged, cancelled or expires.

3.3.4 Offsetting

A financial asset and a financial liability are offset and the net amount presented in the statement of financial position when, and only when, the Group currently has a legally enforceable right to offset the recognized amounts and intends either to settle on a net basis, or to realize the asset and settle the liability simultaneously.

3.4 Cash and cash equivalents

Cash and cash equivalents include cash on hand, foreign currency, and short-term, highly liquid investments with original maturities of three months or less that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value.

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

3.7.5 Day one gain and loss

If the Group uses a valuation technique that incorporates data not obtained from observable markets for the fair value at initial recognition of the financial instrument, there may be a difference between the transaction price and the amount determined using that valuation technique. In these circumstances, the difference is deferred and not recognized in profit or loss, and is amortized by using the straight-line method over the life of the financial instrument. If the fair value of the financial instrument is subsequently determined using observable market inputs, the remaining deferred amount is recognized in profit or loss as part of net gains or losses on financial instruments at fair value through profit or loss or other operating income and expenses.

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

Each part of an item of property and equipment with a cost that is significant in relation to the total cost of the item is depreciated separately.

The depreciation method and estimated useful lives of the assets are as follows:

Property and equipment	Depreciation method	Estimated useful lives
Buildings and structures	Straight-line	40 years
Leasehold improvements	Declining-balance	4 years
Equipment and vehicles	Declining-balance	4 years

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

3.10.1 Goodwill

Recognition and measurement

Goodwill acquired from business combinations before January 1, 2010 is stated at its carrying amount which was recognized under the Group’s previous accounting policy, prior to the transition to IFRS.

Goodwill acquired from business combinations is initially measured as the excess of the aggregate of the consideration transferred, fair value of non-controlling interest and the acquisition-date fair value of the acquirer’s previously held equity interest in the acquiree over the net identifiable assets acquired and liabilities assumed. If this consideration is lower than the fair value of the net assets of the business acquired, the difference is recognized in profit or loss.

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

Subsequent measurement

Goodwill is not amortized and is stated at cost less accumulated impairment losses. However, goodwill that forms part of the carrying amount of an investment in associates is not separately recognized and an impairment loss recognized is not allocated to any asset, including goodwill, which forms part of the carrying amount of the investment in the associates.

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

If the recoverable amount of an asset is less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount. That reduction is an impairment loss and recognized immediately in profit or loss. For the purpose of impairment testing, goodwill acquired in a business combination is allocated to each of the cash-generating units that are expected to benefit from the synergies of the combination. The impairment loss is allocated first to reduce the carrying amount of any goodwill allocated to the cash-generating unit and then to the other assets of the unit pro rata on the basis of the carrying amount of each asset in the unit.

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

The following table lists numbers of currently available and discontinued insurance products as of December 31, 2013:

Type	Available	Discontinued	Total
Individual annuity	—	9	9
General annuity	8	23	31
Other pure endowment	—	3	3
Pure protection insurance	17	25	42
Other protection insurance	—	28	28
Joint insurance	9	36	45
Group protection insurance	2	5	7
Group savings insurance	—	1	1

Total	36	130	166

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

3.15.4 Deferred acquisition costs

Acquisition cost is deferred in an amount actually spent for an insurance contract and equally amortized over the premium payment period or the period in which acquisition costs are charged for the relevant insurance contract. Acquisition costs are amortized over the shorter of seven years or premium payment period; if there is any unamortized acquisition costs remaining as of the date of surrender or lapse, such remainder shall be amortized in the period in which the contract is surrendered or lapsed.

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

3.18.2 Treasury shares

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

The present value of the defined benefit obligation is calculated annually by independent actuaries using the Projected Unit Credit method. The rate used to discount post-employment benefit obligations is determined by reference to market yields at the end of the reporting period on high quality corporate bonds. The currency and term of the corporate bonds are consistent with the currency and estimated term of the post-employment benefit obligations. Actuarial gains and losses including experience adjustments and the effects of changes in actuarial assumptions are recognized in other comprehensive income(loss).

When the fair value of plan assets deducted from the total of the present value of the defined benefit obligation results in an asset, it is recognized to the extent of any cumulative unrecognized past service cost and the present value of any economic benefits available in the form of refunds from the plan or reductions in future contributions to the plan.

Past service cost is the change in the present value of the defined benefit obligation, which arises when the Group introduces a defined benefit plan or changes the benefits of an existing defined benefit plan. Such past service cost is immediately recognized as an expense for the year.

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

3.20.3 Share-based payment

The Group operates share-based payment arrangements granting awards to directors and employees of the Group. The Group has a choice of whether to settle the awards in cash or by issuing equity instruments of the parent company at the date of settlement.

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

3.20.4 Termination benefits

Termination benefits are payable when employment is terminated by the Group before the normal retirement date, or whenever an employee accepts voluntary redundancy in exchange for these benefits. An entity shall recognize a liability and expense for termination benefits at the earlier of the following dates: when the entity can no longer withdraw the offer of those benefits and when the entity recognizes costs for a restructuring that is within the scope of IAS 37 and involves the payment of termination benefits. Termination benefits are measured by considering the number of employees expected to accept the offer in the case of a voluntary early retirement. Termination benefits over 12 months after the reporting period are discounted to present value.

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

The Group offsets current income tax assets and current income tax liabilities if, and only if, the Group (a) has a legally enforceable right to offset the recognized amounts and (b) intends either to settle on a net basis, or to realize the asset and settle the liability simultaneously.

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

Deferred income tax is provided on temporary differences arising on investments in subsidiaries and associates, except for deferred income tax liabilities for which the timing of the reversal of the temporary difference is controlled by the Group and it is probable that the temporary difference will not reverse in the foreseeable future.

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

The Group offsets deferred income tax assets and deferred income tax liabilities when the Group has a legally enforceable right to offset current income tax assets against current income tax liabilities; and the deferred income tax assets and the deferred income tax liabilities relate to income taxes levied by the same taxation authority on either the same taxable entity; or different taxable entities which intend either to settle current income tax liabilities and assets on a net basis, or to realize the assets and settle the liabilities simultaneously, in each future period in which significant amounts of deferred income tax liabilities or assets are expected to be settled or recovered.

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

3.23 Operating Segments

Operating segments are components of the Group where separate financial information is available and is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance.

Segment information includes the items which are directly attributable and reasonably allocated to the segment.

3.24 United States dollar amounts

The Group operates primarily in Korea and its official accounting records are maintained in Korean won. The U.S. dollar amounts are provided herein as supplementary information solely for the convenience of the reader. Korean won amounts are expressed in U.S. dollars at the rate of ￦1,055.25 to U.S. $1.00, the U.S. Federal Reserve Bank of New York buying exchange rate in effect at noon, December 31, 2013. Such convenience translation into US dollars should not be construed as representations that the Korean won amounts have been, could have been, or could in the future be, converted at this or any other rate of exchange.

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

4.2.2 Credit Risk Management

The Group measures expected losses and economic capital on assets that are subject to credit risk management whether on- or off-balance items and uses expected losses and economic capital as a management indicator. The Group manages credit risk by allocating credit risk economic capital limits.

In addition, the Group controls the credit concentration risk exposure by applying and managing total exposure limits to prevent an excessive risk concentration to each industry and borrower.

The Group has organized a credit risk management team that focuses on credit risk management in accordance with the Group’s credit risk management policy. For Kookmin Bank, which is the main subsidiary, its loan analysis department which is independent from the sales department is responsible for loan policy, loan limit, loan review, credit evaluation, restructuring and subsequent events. Kookmin Bank’s risk management group is also responsible for planning risk management policy, applying limits of credit lines, measuring the credit risk economic capital, adjusting credit limits, reviewing credit and verifying credit evaluation models.

4.2.3 Maximum exposure to credit risk

The Group’s maximum exposures of financial instruments, excluding equity securities, to credit risk without consideration of collateral values as of December 31, 2012 and 2013, are as follows:

	As of December 31,
	2012		2013
	(In millions of Korean won)
Financial assets
Due from financial institutions	￦	7,742,497	￦	12,094,103
Financial assets at fair value through profit or loss
Financial assets held for trading(1)		8,331,454		7,866,037
Financial assets designated at fair value through profit or loss		192,607		210,805
Derivatives		2,091,285		1,819,409
Loans		213,644,791		219,001,356
Financial investments
Available-for-sale financial assets		21,737,240		18,933,288
Held-to-maturity financial assets		12,255,806		13,016,991
Other financial assets		7,569,596		6,251,679

Total financial assets		273,565,276		279,193,668

Off-balance sheet items
Acceptances and guarantees contracts		9,418,281		9,804,692
Financial guarantee contracts		1,509,269		3,097,372
Commitments		93,193,481		95,422,032

Total off-balance items		104,121,031		108,324,096

Total	￦	377,686,307	￦	387,517,764

(1)	Financial instruments indexed to the price of gold amounting to ￦39,839 million and ￦40,252 million as of December 31, 2012 and 2013, respectively, are included.

4.2.4 Credit risk of loans

The Group maintains an allowance for loan losses associated with credit risk on loans to manage its credit risk.

The Group recognizes an impairment loss on loans carried at amortized cost when there is any objective indication of impairment. Under IFRS, an impairment loss is based on losses incurred at the end of the reporting year. Therefore, the Group does not recognize losses expected as a result of future events. The Group measures inherent incurred losses on loans and presents them in the financial statements through the use of an allowance account which is offset against the related loans.

Loans are classified as follows:

	2012
	Retail			Corporate			Credit card			Total
	Amount		%	Amount		%	Amount		%	Amount		%
	(In millions of Korean won)
Neither past due nor impaired	￦	100,663,733	97.26	￦	98,673,368	97.18	￦	11,353,316	95.61	￦	210,690,417	97.13
Past due but not impaired		1,656,088	1.60		478,035	0.47		399,778	3.37		2,533,901	1.17
Impaired		1,184,820	1.14		2,383,555	2.35		120,757	1.02		3,689,132	1.70

Sub-total		103,504,641	100.00		101,534,958	100.00		11,873,851	100.00		216,913,450	100.00

Allowances(1)		(687,851)	0.66		(2,251,318)	2.22		(329,490)	2.77		(3,268,659)	1.51

Carrying amount	￦	102,816,790		￦	99,283,640		￦	11,544,361		￦	213,644,791

	2013
	Retail			Corporate			Credit card			Total
	Amount		%	Amount		%	Amount		%	Amount		%
	(In millions of Korean won)
Neither past due nor impaired	￦	104,751,607	97.22	￦	98,939,364	96.68	￦	11,253,836	95.50	￦	214,944,807	96.88
Past due but not impaired		1,967,127	1.83		538,571	0.53		321,978	2.73		2,827,676	1.27
Impaired		1,024,480	0.95		2,856,933	2.79		208,644	1.77		4,090,057	1.85

Sub-total		107,743,214	100.00		102,334,868	100.00		11,784,458	100.00		221,862,540	100.00

Allowances(1)		(580,510)	0.54		(1,870,874)	1.83		(409,800)	3.48		(2,861,184)	1.29

Carrying amount	￦	107,162,704		￦	100,463,994		￦	11,374,658		￦	219,001,356

(1)	Collectively assessed allowances for loans are included as they are not impaired individually.

Credit quality of loans that are neither past due nor impaired are as follows:

	2012
	Retail		Corporate		Credit card		Total
	(In millions of Korean won)
Grade 1	￦	83,028,229	￦	38,723,278	￦	5,674,508	￦	127,426,015
Grade 2		13,894,242		40,862,205		3,871,593		58,628,040
Grade 3		2,574,463		15,395,220		1,568,939		19,538,622
Grade 4		766,998		3,429,806		153,906		4,350,710
Grade 5		399,801		262,859		84,370		747,030

Total	￦	100,663,733	￦	98,673,368	￦	11,353,316	￦	210,690,417

	2013
	Retail		Corporate		Credit card		Total
	(In millions of Korean won)
Grade 1	￦	88,331,532	￦	40,950,125	￦	5,670,689	￦	134,952,346
Grade 2		12,320,960		43,497,358		3,806,194		59,624,512
Grade 3		3,195,119		11,993,854		1,438,491		16,627,464
Grade 4		637,556		2,237,288		184,110		3,058,954
Grade 5		266,440		260,739		154,352		681,531

Total	￦	104,751,607	￦	98,939,364	￦	11,253,836	￦	214,944,807

Credit quality of loans graded according to internal credit ratings are as follows:

	Range of PD (%) (Probability of Default)	Retail	Corporate
Grade 1	0.0 ~ 1.0	1 ~5grade	AAA ~ BBB+
Grade 2	1.0 ~ 5.0	6 ~ 8 grade	BBB ~ BB
Grade 3	5.0 ~ 15.0	9 ~ 10 grade	BB- ~ B
Grade 4	15.0 ~ 30.0	11 grade	B- ~ CCC
Grade 5	30.0 ~	12 grade or under	CC or under

Loans that are past due but not impaired are as follows:

	2012
	1 ~ 29 days		30 ~ 59 days		60 ~ 89 days		90 days or more		Total
	(In millions of Korean won)
Retail	￦	1,344,412	￦	223,858	￦	87,736	￦	82	￦	1,656,088
Corporate		322,516		125,503		28,153		1,863		478,035
Credit card		293,863		57,325		47,698		892		399,778

Total	￦	1,960,791	￦	406,686	￦	163,587	￦	2,837	￦	2,533,901

	2013
	1 ~ 29 days		30 ~ 59 days		60 ~ 89 days		90 days or more		Total
	(In millions of Korean won)
Retail	￦	1,729,091	￦	169,341	￦	68,629	￦	66	￦	1,967,127
Corporate		435,700		54,900		47,971		—		538,571
Credit card		234,003		51,416		36,259		300		321,978

Total	￦	2,398,794	￦	275,657	￦	152,859	￦	366	￦	2,827,676

Impaired loans are as follows:

	2012
	Retail		Corporate		Credit card		Total
	(In millions of Korean won)
Loans	￦	1,184,820	￦	2,383,555	￦	120,757	￦	3,689,132
Allowances
Individual assessment		—		(761,563)		—		(761,563)
Collective assessment		(451,891)		(236,062)		(72,373)		(760,326)

Total allowances		(451,891)		(997,625)		(72,373)		(1,521,889)

Carrying amount	￦	732,929	￦	1,385,930	￦	48,384	￦	2,167,243

	2013
	Retail		Corporate		Credit card		Total
	(In millions of Korean won)
Loans	￦	1,024,480	￦	2,856,933	￦	208,644	￦	4,090,057
Allowances
Individual assessment		(2)		(1,126,249)		—		(1,126,251)
Collective assessment		(381,739)		(229,058)		(133,616)		(744,413)

Total allowances		(381,741)		(1,355,307)		(133,616)		(1,870,664)

Carrying amount	￦	642,739	￦	1,501,626	￦	75,028	￦	2,219,393

A quantification of the extent to which collateral and other credit enhancements mitigate credit risk as of December 31, 2012 and 2013, are as follows:

	2012
	Impaired Loans				Non-impaired Loans
	Individual		Collective		Past due		Not past due		Total
	(In millions of Korean won)
Guarantees	￦	18,512	￦	181,979	￦	326,676	￦	25,175,205	￦	25,702,372
Deposits and savings		200		19,867		62,484		2,690,164		2,772,715
Property and equipment		18,776		4,816		883		1,427,940		1,452,415
Real estate		329,743		478,800		1,201,141		109,197,591		111,207,275

Total	￦	367,231	￦	685,462	￦	1,591,184	￦	138,490,900	￦	141,134,777

	2013
	Impaired Loans				Non-impaired Loans
	Individual		Collective		Past due		Not past due		Total
	(In millions of Korean won)
Guarantees	￦	29,929	￦	226,721	￦	382,997	￦	32,102,952	￦	32,742,599
Deposits and savings		5,099		27,060		56,066		2,324,625		2,412,850
Property and equipment		11,843		1,959		1,281		1,676,443		1,691,526
Real estate		425,748		537,904		1,506,854		114,659,274		117,129,780

Total	￦	472,619	￦	793,644	￦	1,947,198	￦	150,763,294	￦	153,976,755

4.2.5 Credit quality of securities

The financial assets at fair value through profit or loss and financial investments excluding equity securities that are exposed to credit risk are as follows:

	2012		2013
	(In millions of Korean won)
Securities that are neither past due nor impaired	￦	42,464,823	￦	39,977,309
Impaired securities		12,445		9,560

Total	￦	42,477,268	￦	39,986,869

The credit quality of securities (excluding equity securities) that are neither past due nor impaired as of December 31, 2012 and 2013, are as follows:

	2012
	Grade 1		Grade 2		Grade 3		Grade 4		Grade 5		Total
	(In millions of Korean won)
Financial assets held for trading	￦	7,590,634	￦	671,544	￦	29,437	￦	—	￦	—	￦	8,291,615
Financial assets designated at fair value through profit or loss		84,428		108,179		—		—		—		192,607
Available-for-sale financial assets		20,616,413		1,027,165		81,162		56		—		21,724,796
Held-to-maturity financial assets		12,255,805		—		—		—		—		12,255,805

Total	￦	40,547,280	￦	1,806,888	￦	110,599	￦	56	￦	—	￦	42,464,823

	2013
	Grade 1		Grade 2		Grade 3		Grade 4		Grade 5		Total
	(In millions of Korean won)
Financial assets held for trading	￦	6,634,168	￦	1,172,476	￦	19,141	￦	—	￦	—	￦	7,825,785
Financial assets designated at fair value through profit or loss		89,527		119,489		—		1,789		—		210,805
Available-for-sale financial assets		18,078,177		785,216		60,335		—		—		18,923,728
Held-to-maturity financial assets		13,016,991		—		—		—		—		13,016,991

Total	￦	37,818,863	￦	2,077,181	￦	79,476	￦	1,789	￦	—	￦	39,977,309

The credit qualities of securities (excluding equity securities) according to the credit ratings by external rating agencies are as follows:

	Domestic			Foreign
Credit quality	KIS	KAP	NICE	S&P	Fitch-IBCA	Moody’s
Grade 1	AA0 to AAA	AA0 to AAA	AA0 to AAA	A- to AAA	A- to AAA	A3 to Aaa
Grade 2	A- to AA-	A- to AA-	A- to AA-	BBB- to BBB+	BBB- to BBB+	Baa3 to Baa1
Grade 3	BBB0 to BBB+	BBB0 to BBB+	BBB0 to BBB+	BB to BB+	BB to BB+	Ba2 to Ba1
Grade 4	BB0 to BBB-	BB0 to BBB-	BB0 to BBB-	B+ to BB-	B+ to BB-	B1 to Ba3
Grade 5	BB- or under	BB- or under	BB- or under	B or under	B or under	B2 or under

Debt securities’ credit qualities denominated in Korean won are based on the lowest credit rating by the three domestic credit rating agencies above, and those denominated in foreign currencies are based on the lowest credit rating by the three foreign credit rating agencies above.

4.2.6 Credit risk mitigation of derivative financial instruments

A quantification of the extent to which collateral and other credit enhancements mitigate credit risk of derivative financial instruments as of December 31, 2012 and 2013, is as follows:

	2012		2013
	(In millions of Korean won)
Deposits and savings, Securities and others	￦	216,906	￦	271,380

Total	￦	216,906	￦	271,380

4.2.7 Credit risk concentration analysis

The details of the Group’s loans by country as of December 31, 2012 and 2013, are as follows:

	2012
	Retail		Corporate		Credit card		Total		%	Allowances		Carrying amount
	(In millions of Korean won)
Korea	￦	103,432,668	￦	99,682,434	￦	11,871,321	￦	214,986,423	99.11	￦	(3,249,850)	￦	211,736,573
Europe		3		80,454		378		80,835	0.04		(288)		80,547
China		319		429,781		287		430,387	0.20		(2,372)		428,015
Japan		7,944		885,607		437		893,988	0.41		(14,273)		879,715
U.S		—		308,846		454		309,300	0.14		(478)		308,822
Others		63,707		147,836		974		212,517	0.10		(1,398)		211,119

Total	￦	103,504,641	￦	101,534,958	￦	11,873,851	￦	216,913,450	100.00	￦	(3,268,659)	￦	213,644,791

	2013
	Retail		Corporate		Credit card		Total		%	Allowances		Carrying amount
	(In millions of Korean won)
Korea	￦	107,644,600	￦	100,533,577	￦	11,782,169	￦	219,960,346	99.14	￦	(2,797,651)	￦	217,162,695
Europe		9		98,752		406		99,167	0.04		(288)		98,879
China		227		583,176		315		583,718	0.26		(16,075)		567,643
Japan		5,708		475,242		350		481,300	0.22		(44,248)		437,052
U.S		—		448,868		578		449,446	0.20		(654)		448,792
Others		92,670		195,253		640		288,563	0.14		(2,268)		286,295

Total	￦	107,743,214	￦	102,334,868	￦	11,784,458	￦	221,862,540	100.00	￦	(2,861,184)	￦	219,001,356

The details of the Group’s corporate loans by industry as of December 31, 2012 and 2013, are as follows:

	2012
	Loans		%	Allowances		Carrying amount
	(In millions of Korean won)
Financial institutions	￦	7,291,052	7.18	￦	(11,139)	￦	7,279,913
Manufacturing		31,319,746	30.85		(931,442)		30,388,304
Service		38,649,492	38.07		(477,560)		38,171,932
Wholesale & Retail		15,124,459	14.90		(230,865)		14,893,594
Construction		4,688,691	4.62		(528,284)		4,160,407
Public sector		520,422	0.51		(7,076)		513,346
Others		3,941,096	3.87		(64,952)		3,876,144

Total	￦	101,534,958	100.00	￦	(2,251,318)	￦	99,283,640

	2013
	Loans		%	Allowances		Carrying amount
	(In millions of Korean won)
Financial institutions	￦	10,524,203	10.28	￦	(87,471)	￦	10,436,732
Manufacturing		31,160,890	30.45		(611,257)		30,549,633
Service		38,375,826	37.50		(448,114)		37,927,712
Wholesale & Retail		13,873,681	13.56		(194,840)		13,678,841
Construction		4,427,615	4.33		(502,223)		3,925,392
Public sector		654,998	0.64		(8,469)		646,529
Others		3,317,655	3.24		(18,500)		3,299,155

Total	￦	102,334,868	100.00	￦	(1,870,874)	￦	100,463,994

The details of the Group’s retail and credit card loans by type as of December 31, 2012 and 2013, are as follows:

	2012
	Loans		%	Allowances		Carrying amount
	(In millions of Korean won)
Housing purpose	￦	44,876,955	38.90	￦	(109,490)	￦	44,767,465
General purpose		58,627,686	50.81		(578,361)		58,049,325
Credit card		11,873,851	10.29		(329,490)		11,544,361

Total	￦	115,378,492	100.00	￦	(1,017,341)	￦	114,361,151

	2013
	Loans		%	Allowances		Carrying amount
	(In millions of Korean won)
Housing purpose	￦	46,485,300	38.89	￦	(77,985)	￦	46,407,315
General purpose		61,257,914	51.25		(502,525)		60,755,389
Credit card		11,784,458	9.86		(409,800)		11,374,658

Total	￦	119,527,672	100.00	￦	(990,310)	￦	118,537,362

The details of the Group’s securities (excluding equity securities) and derivative financial instruments by industry as of December 31, 2012 and 2013, are as follows:

	2012
	Amount		%
	(In millions of Korean won)
Financial assets held for trading
Government and government funded institutions	￦	3,225,970	38.91
Banking and Insurance		4,038,097	48.70
Others		1,027,548	12.39

Total financial assets held for trading		8,291,615	100.00

Financial assets designated at fair value through profit or loss
Banking and Insurance		192,607	100.00

Total financial assets designated at fair value through profit or loss		192,607	100.00

Derivative financial assets
Government and government funded institutions		29,236	1.40
Banking and Insurance		1,857,366	88.81
Others		204,683	9.79

Total derivative financial assets		2,091,285	100.00

Available-for-sale financial assets
Government and government funded institutions		10,355,155	47.64
Banking and Insurance		8,879,741	40.85
Others		2,502,344	11.51

Total available-for-sale financial assets		21,737,240	100.00

Held-to-maturity financial assets
Government and government funded institutions		9,854,991	80.41
Banking and Insurance		1,593,713	13.00
Others		807,102	6.59

Total held-to-maturity financial assets		12,255,806	100.00

Total	￦	44,568,553

	2013
	Amount		%
	(In millions of Korean won)
Financial assets held for trading
Government and government funded institutions	￦	3,057,633	39.07
Banking and Insurance		3,776,119	48.25
Others		992,033	12.68

Total financial assets held for trading		7,825,785	100.00

Financial assets designated at fair value through profit or loss
Banking and Insurance		210,805	100.00

Total financial assets designated at fair value through profit or loss		210,805	100.00

Derivative financial assets
Government and government funded institutions		18,248	1.00
Banking and Insurance		1,606,285	88.29
Others		194,876	10.71

Total derivative financial assets		1,819,409	100.00

Available-for-sale financial assets
Government and government funded institutions		9,966,361	52.64
Banking and Insurance		6,986,895	36.90
Others		1,980,032	10.46

Total available-for-sale financial assets		18,933,288	100.00

Held-to-maturity financial assets
Government and government funded institutions		10,923,807	83.92
Banking and Insurance		1,259,282	9.67
Others		833,902	6.41

Total held-to-maturity financial assets		13,016,991	100.00

Total	￦	41,806,278

The details of the Group’s securities (excluding equity securities) and derivative financial instruments by country, as of December 31, 2012 and 2013, are as follows:

	2012
	Amount		%
	(In millions of Korean won)
Financial assets held for trading
Korea	￦	8,291,615	100.00

Total financial assets held for trading		8,291,615	100.00

Financial assets designated at fair value through profit or loss
Korea		192,607	100.00

Total financial assets designated at fair value through profit or loss		192,607	100.00

Derivative financial assets
Korea		705,318	33.73
United States		366,827	17.54
Others		1,019,140	48.73

Total derivative financial assets		2,091,285	100.00

Available-for-sale financial assets
Korea		21,560,009	99.18
United States		176,394	0.81
Others		837	0.01

Total available-for-sale financial assets		21,737,240	100.00

Held-to-maturity financial assets
Korea		12,255,805	100.00
United States		1	0.00

Total held-to-maturity financial assets		12,255,806	100.00

Total	￦	44,568,553

	2013
	Amount		%
	(In millions of Korean won)
Financial assets held for trading
Korea	￦	7,809,495	99.79
India		3,194	0.04
Others		13,096	0.17

Total financial assets held for trading		7,825,785	100.00

Financial assets designated at fair value through profit or loss
Korea		205,512	97.49
Others		5,293	2.51

Total financial assets designated at fair value through profit or loss		210,805	100.00

Derivative financial assets
Korea		617,804	33.96
United States		284,795	15.65
Others		916,810	50.39

Total derivative financial assets		1,819,409	100.00

Available-for-sale financial assets
Korea		18,908,743	99.87
Others		24,545	0.13

Total available-for-sale financial assets		18,933,288	100.00

Held-to-maturity financial assets
Korea		13,016,991	100.00

Total held-to-maturity financial assets		13,016,991	100.00

Total	￦	41,806,278

The counterparties to the financial assets under due from financial institutions and financial instruments indexed to the price of gold within financial assets held for trading are in the banking and insurance industries and have high credit ratings.

4.3 Liquidity risk

4.3.1 Overview of liquidity risk

Liquidity risk is the risk of insolvency or loss due to a disparity between the inflow and outflow of funds, unexpected outflow of funds, and obtaining funds at a high price or disposing of securities at an unfavorable price due to lack of available funds. The Group manages its liquidity risk through analysis of the contractual maturity of all financial assets, liabilities and off-balance items such as commitments and financial guarantee contracts. The Group discloses them by maturity groups: On demand, up to one month, between over one month and three months, between over three months and 12 months, between over one year and five years, and over five years.

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

For the purpose of liquidity management, the liquidity ratio and accumulated liquidity gap ratio on all transactions affecting the in and outflows of funds and transactions of off-balance items are measured, managed and reported to the Risk Planning Council and Risk Management Committee on a regular basis.

As the main subsidiary, Kookmin Bank regularly reports the liquidity gap ratio, liquidity ratio, maturity gap ratio and the results of the stress testing related to liquidity risk to the Asset-Liability Management Committee (‘ALCO’) which establishes and monitors the liquidity risk management strategy.

4.3.3. Analysis of remaining contractual maturity of financial assets and liabilities

The remaining contractual maturity of financial assets and liabilities, excluding derivatives held for cash flow hedging, as of December 31, 2012 and 2013, are as follows:

	2012
	On demand		Up to 1 month		1-3 months		3-12 months		1-5 years		Over 5 years		Total
	(In millions of Korean won)
Financial assets
Cash and due from financial institutions(1)	￦	5,953,114	￦	586,856	￦	75,523	￦	187,260	￦	—	￦	136,584	￦	6,939,337
Financial assets held for trading(2)		9,207,629		—		—		—		—		—		9,207,629
Financial assets designated at fair value through profit or loss(2)		352,090		—		—		—		—		—		352,090
Derivatives held for trading(2)		1,907,774		—		—		—		—		—		1,907,774
Derivatives held for fair value hedging(3)		—		6,645		929		18,600		125,511		163,808		315,493
Loans		270,630		22,283,867		24,831,094		76,258,158		57,820,640		78,541,113		260,005,502
Available-for-sale financial assets(4)		1,614,088		1,144,862		1,657,669		4,867,428		13,426,354		3,246,902		25,957,303
Held-to-maturity financial assets		—		142,902		362,905		2,525,112		8,753,186		2,192,044		13,976,149
Other financial assets		22,856		5,522,950		14,040		1,560,953		5,843		1,853		7,128,495

Total	￦	19,328,181	￦	29,688,082	￦	26,942,160	￦	85,417,511	￦	80,131,534	￦	84,282,304	￦	325,789,772

Financial liabilities
Financial liabilities held for trading(2)	￦	1,381,997	￦	—	￦	—	￦	—	￦	—	￦	—	￦	1,381,997
Financial liabilities designated at fair value through profit or loss(2)		469,138		—		—		—		—		—		469,138
Derivatives held for trading(2)		1,854,216		—		—		—		—		—		1,854,216
Derivatives held for fair value hedging(3)		—		26,041		3		(1,456)		189,613		2,396		216,597
Deposits(5)		67,380,045		16,409,143		29,419,363		79,230,974		8,388,915		2,233,375		203,061,815
Debts		273,586		3,854,683		2,934,083		5,671,408		2,879,533		662,557		16,275,850
Debentures		24,659		1,384,530		1,028,779		3,577,851		18,220,238		4,020,164		28,256,221
Other financial liabilities		14,374		7,056,273		8,624		75,325		8,831		22,041		7,185,468

Total	￦	71,398,015	￦	28,730,670	￦	33,390,852	￦	88,554,102	￦	29,687,130	￦	6,940,533	￦	258,701,302

Off- balance sheet items
Commitments(6)	￦	93,193,481	￦	—	￦	—	￦	—	￦	—	￦	—	￦	93,193,481
Financial guarantee contracts(7)		1,509,269		—		—		—		—		—		1,509,269

Total	￦	94,702,750	￦	—	￦	—	￦	—	￦	—	￦	—	￦	94,702,750

	2013
	On demand		Up to 1 month		1-3 months		3-12 months		1-5 years		Over 5 years		Total
	(In millions of Korean won)
Financial assets
Cash and due from financial institutions(1)	￦	5,672,570	￦	501,100	￦	183,931	￦	586,696	￦	49,314	￦	160,826	￦	7,154,437
Financial assets held for trading(2)		8,967,006		—		—		—		—		—		8,967,006
Financial assets designated at fair value through profit or loss(2)		326,583		—		—		—		—		35,153		361,736
Derivatives held for trading(2)		1,680,880		—		—		—		—		—		1,680,880
Derivatives held for fair value hedging(3)		—		10,944		1,617		16,036		124,794		123,782		277,173
Loans		112,484		22,354,010		23,245,138		77,032,831		57,284,561		82,239,530		262,268,554
Available-for-sale financial assets(4)		2,496,486		571,796		1,542,912		4,891,859		12,313,615		1,977,317		23,793,985
Held-to-maturity financial assets		—		261,124		518,368		3,343,087		9,254,470		1,268,563		14,645,612
Other financial assets		27,788		4,262,763		22,473		1,526,228		6,554		2,382		5,848,188

Total	￦	19,283,797	￦	27,961,737	￦	25,514,439	￦	87,396,737	￦	79,033,308	￦	85,807,553	￦	324,997,571

Financial liabilities
Financial liabilities held for trading(2)	￦	236,637	￦	—	￦	—	￦	—	￦	—	￦	—	￦	236,637
Financial liabilities designated at fair value through profit or loss(2)		878,565		—		—		—		—		—		878,565
Derivatives held for trading(2)		1,580,029		—		—		—		—		—		1,580,029
Derivatives held for fair value hedging(3)		—		—		25,411		179,000		8,959		—		213,370
Deposits(5)		74,110,641		14,193,153		28,638,089		77,181,179		8,603,695		2,677,536		205,404,293
Debts		270,987		3,279,051		1,711,622		4,733,173		4,038,514		356,424		14,389,771
Debentures		17,917		1,237,666		2,039,452		9,489,594		13,576,339		4,722,857		31,083,825
Other financial liabilities		141,041		8,372,426		13,101		63,409		198,068		509,412		9,297,457

Total	￦	77,235,817	￦	27,082,296	￦	32,427,675	￦	91,646,355	￦	26,425,575	￦	8,266,229	￦	263,083,947

Off- balance sheet items
Commitments(6)	￦	95,422,032	￦	—	￦	—	￦	—	￦	—	￦	—	￦	95,422,032
Financial guarantee contracts(7)		3,097,372		—		—		—		—		—		3,097,372

Total	￦	98,519,404	￦	—	￦	—	￦	—	￦	—	￦	—	￦	98,519,404

(1)	The amounts of ￦3,647,285 million and ￦7,671,914 million which are restricted amounts due from the financial institutions as of December 31, 2012 and 2013, respectively, are excluded.
(2)

Financial instruments held for trading, financial instruments designated at fair value through profit or loss and derivatives held for trading are not managed by contractual maturity because they are expected to be traded or redeemed before maturity. Therefore, the carrying amounts of those financial instruments are classified as ‘On demand’ category. However, hybrid capital instruments classified as financial instruments designated at fair value through profit or loss are included in the ‘Over 5 years’ category which they can be redeemed, owing to uncertain point of sale.

(3)	Cash flows of derivative instruments held for fair value hedging are shown at net amounts of cash inflows and outflows by remaining contractual maturity.
(4)	In the case of equity investments restricted for sale, they are shown in the period in which the restriction is expected to be expired.
(5)	Deposits that are contractually repayable on demand or on short notice are classified under the ‘On demand’ category.
(6)	Commitments are included under the ‘On demand’ category because payments can be required upon request.
(7)	The financial guarantee contracts are included under the ‘On demand’ category as payments can be required upon request.

The contractual cash flows of derivatives held for cash flow hedging as of December 31, 2012 and 2013, are as follows:

	2012
	Up to 1 month		1-3 months		3-12 months		1-5 years		Over 5 years		Total
	(In millions of Korean won)
To be received.	￦	3,321	￦	4,931	￦	23,486	￦	357,927	￦	—	￦	389,665
To be paid		(3,864)		(6,277)		(29,702)		(366,291)		—		(406,134)

	2013
	Up to 1 month		1-3 months		3-12 months		1-5 years		Over 5 years		Total
	(In millions of Korean won)
To be received.	￦	4,099	￦	5,962	￦	344,838	￦	56,186	￦	—	￦	411,085
To be paid		(4,996)		(7,872)		(357,099)		(54,974)		—		(424,941)

4.4 Market risk

4.4.1 Overview of market risk

Definition of market risk

Market risk is the risk of possible losses which arise from changes in market factors, such as interest rate, stock price, foreign exchange rate and other market factors that affect the fair value or future cash flows of financial instruments, such as securities and derivatives amongst others. The most significant risks associated with trading positions are interest rate risks, and other risks include stock price risks and currency risks. In addition, the Group is exposed to interest rate risks associated with non-trading positions. The Group classifies exposures to market risk into either trading or non-trading positions. The Group measures and manages market risk separately for each subsidiary in the Group.

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

As the main subsidiary, Kookmin Bank establishes market risk management policy, sets position limits, loss limits and VAR limits of each business group and approves newly developed derivative instruments, through its Risk Management Council. The Risk Management Council has delegated the responsibility for market risk management of individual business departments to the Market Risk Management Committee which is chaired by a Chief Risk Officer (CRO). The Market Risk Management Committee sets position limits, loss limits, VaR limits, sensitivity limits and scenario loss limits for each division, at the level of each individual business department.

The ALCO of Kookmin Bank determines operational standards of interest and commission, revises Asset Liability Management (ALM) risk management guidelines, interest rate and commission guidelines and monitors the establishment and enforcement of ALM risk management policies. The interest rate risk limit is set based on the future assets/liabilities position and interest rate volatility estimation reflects the annual work plan. The financial planning department and risk management department measures and monitors the interest risk status and limits on a regular basis. The status and limits of interest rate risks such as interest rate gap, duration gap and sensitivity are reported to the ALCO on a monthly basis and to the Risk Management Council on a quarterly basis. The responsibility for ALM control is delegated to the Risk Management Department to ensure adequacy of interest rate and liquidity risk management. The Risk Management Department monitors and reviews risk management procedures and tasks conducted by the Financial Planning Department, and reports related information to management independently.

4.4.2 Trading Position

Definition of a trading position

Trading positions subject to market risk management are defined under the Trading Policy and Guideline, and the basic requirements are as follows:

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

Current method:

The Group now uses the 10-day VaR, which estimates the maximum amount of loss that could occur in ten days under an historical simulation model which is considered to be a full valuation method. The distributions of portfolio’s value changes are estimated based on the data over the previous 250 business days, and ten-day VaR is calculated by subtracting net present market value from the value measured at a 99% confident level of portfolio’s value distribution results. However, the KB Investment & Securities Co., Ltd. calculates ten-day VaR using the equal-weighted average method based on historical changes in market rates, prices and volatilities over the previous 250 business days and measures VaR at a 99% single tail confidence level.

These changes in market risk measurement technique are intended to reflect the volatilities of the market more accurately. The current method immediately reflects the scenario of a day when the financial market shows dramatic moves, and the market risk of financial instruments with complex risk attributes can be measured more appropriately than under the previous methodology.

VaR is a commonly used market risk measurement technique. However, the method has some shortcomings. VaR estimates possible losses over a certain period at a particular confidence level using past market movement data. Past market movements are, however, not necessarily a good indicator of future events, as there may be conditions and circumstances in the future that the model does not anticipate. As a result, the timing and magnitude of the actual losses may vary depending on the assumptions made at the time of the calculation. In addition, the time periods used for the model, generally one or ten days, are assumed to be a sufficient holding period before liquidating the relevant underlying positions. If these holding periods are not sufficient, or too long, the VaR results may understate or overstate the potential loss.

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

VaR at a 99% confidence level of interest rate, stock price and foreign exchange rate risk for trading positions with a ten-day holding period by a subsidiary as of December 31, 2012 and 2013, are as follows:

Kookmin Bank

	2012
	Average(1)		Minimum(1)		Maximum(1)		Ending
	(In millions of Korean won)
Interest rate risk	￦	20,173	￦	8,379	￦	29,329	￦	8,379
Stock price risk		4,215		467		8,745		4,865
Foreign exchange rate risk		26,565		9,590		39,185		11,201
Deduction of diversification effect		—		—		—		(12,710)

Total VaR	￦	20,685	￦	10,637	￦	28,717	￦	11,735

(1)	Measurement technique was changed during the year ended December 31, 2012, and the average, minimum and maximum amounts are based on the data from the beginning of May to the end of the year.

	2013
	Average		Minimum		Maximum		Ending
	(In millions of Korean won)
Interest rate risk	￦	16,270	￦	7,428	￦	24,979	￦	16,967
Stock price risk		3,480		932		7,114		1,049
Foreign exchange rate risk		9,264		5,287		13,589		5,287
Deduction of diversification effect		—		—		—		(6,928)

Total VaR	￦	17,316	￦	10,868	￦	22,249	￦	16,375

KB Investment & Securities Co., Ltd.

	2012
	Average(1)		Minimum(1)		Maximum(1)		Ending
	(In millions of Korean won)
Interest rate risk	￦	1,805	￦	572	￦	5,054	￦	3,532
Stock price risk		2,350		486		8,683		658
Foreign exchange rate risk		309		18		1,329		224
Deduction of diversification effect		—		—		—		(763)

Total VaR	￦	3,119	￦	724	￦	8,752	￦	3,651

(1)	Measurement technique was changed during the year ended December 31, 2012, and the average, minimum and maximum amounts are based on the data from the beginning of April to the end of the year.

	2013
	Average		Minimum		Maximum		Ending
	(In millions of Korean won)
Interest rate risk	￦	2,503	￦	160	￦	6,825	￦	1,825
Stock price risk		1,920		507		6,244		1,139
Foreign exchange rate risk		527		24		1,311		53
Deduction of diversification effect		—		—		—		(698)

Total VaR	￦	3,319	￦	589	￦	8,908	￦	2,318

KB Life Insurance Co., Ltd.

	2012
	Average(1)		Minimum(1)		Maximum(1)		Ending
	(In millions of Korean won)
Interest rate risk	￦	111	￦	58	￦	152	￦	127
Deduction of diversification effect		—		—		—		—

Total VaR	￦	111	￦	58	￦	152	￦	127

(1)	Measurement technique was changed during the year ended December 31, 2012, and the average, minimum and maximum amounts are based on the data from the beginning of April to the end of the year.

	2013
	Average		Minimum		Maximum		Ending
	(In millions of Korean won)
Interest rate risk	￦	279	￦	157	￦	441	￦	329
Deduction of diversification effect		—		—		—		—

Total VaR	￦	279	￦	157	￦	441	￦	329

KB Investment Co., Ltd.

	2012
	Average(1)		Minimum(1)		Maximum(1)		Ending
	(In millions of Korean won)
Foreign exchange rate risk	￦	63	￦	39	￦	92	￦	41
Deduction of diversification effect		—		—		—		—

Total VaR	￦	63	￦	39	￦	92	￦	41

(1)	Measurement technique was changed during the year ended December 31, 2012, and the average, minimum and maximum amounts are based on the data from the beginning of April to the end of the year.

	2013
	Average		Minimum		Maximum		Ending
	(In millions of Korean won)
Foreign exchange rate risk	￦	40	￦	29	￦	53	￦	30
Deduction of diversification effect		—		—		—		—

Total VaR	￦	40	￦	29	￦	53	￦	30

Meanwhile, the required equity capital using the standardized method related to the positions which are not measured by VaR as of December 31, 2012 and 2013, is as follows:

Kookmin Bank

	2012		2013
	(In millions of Korean won)
Interest rate risk	￦	1,673	￦	921
Stock price risk		4,567		2
Foreign exchange rate risk		9,081		9,214

Total	￦	15,321	￦	10,137

KB Investment & Securities Co., Ltd.

	2012		2013
	(In millions of Korean won)
Interest rate risk	￦	4,607	￦	5,081
Stock price risk		3,224		3,602

Total	￦	7,831	￦	8,683

KB Life Insurance Co., Ltd.

	2012		2013
	(In millions of Korean won)
Stock price risk	￦	13	￦	106

Total	￦	13	￦	106

KB Investment Co., Ltd.

	2012		2013
	(In millions of Korean won)
Stock price risk	￦	1,385	￦	1,424

Total	￦	1,385	￦	1,424

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

Disclosure of results from each observation method

i. Interest rate gap analysis

Interest rate gap analysis is based on the interest rates repricing dates for interest-bearing assets and interest-bearing liabilities. It measures expected changes in net interest income by calculating the difference in the amounts of interest-bearing assets and interest-bearing liabilities in each maturity bucket. The Group conducts interest gap analysis on assets denominated in Korean won and foreign currencies on a monthly basis. However, where there is no contractual maturity for a particular instrument, then a maturity date is set according to internal liquidity risk management guidelines, determined by ALM.

The results of the interest rate gap analysis by subsidiary as of December 31, 2012 and 2013, are as follows:

Kookmin Bank

	2012
	Up to 3 months		3~6 months		6~12 months		1~3 years		Over 3 years		Total
	(In millions of Korean won)
Interest-bearing assets in Korean won	￦	92,032,100	￦	50,782,044	￦	36,993,573	￦	23,435,855	￦	16,535,527	￦	219,779,099
Interest-bearing liabilities in Korean won		92,375,407		35,360,716		49,686,942		22,184,737		15,961,186		215,568,988

Gap	￦	(343,307)	￦	15,421,328	￦	(12,693,369)	￦	1,251,118	￦	574,341	￦	4,210,111

Accumulated gap		(343,307)		15,078,021		2,384,652		3,635,770		4,210,111

Percentage (%)		(0.16)		6.86		1.09		1.65		1.92
Interest-bearing assets in foreign currencies	￦	10,105,090	￦	2,090,551	￦	718,802	￦	641,281	￦	121,700	￦	13,677,424
Interest-bearing liabilities in foreign currencies		8,218,370		3,533,356		1,964,078		513,647		117,821		14,347,272

Gap	￦	1,886,720	￦	(1,442,805)	￦	(1,245,276)	￦	127,634	￦	3,879	￦	(669,848)

Accumulated gap		1,886,720		443,915		(801,361)		(673,727)		(669,848)

Percentage (%)		13.79		3.25		(5.86)		(4.93)		(4.90)

	2013
	Up to 3 months		3~6 months		6~12 months		1~3 years		Over 3 years		Total
	(In millions of Korean won)
Interest-bearing assets in Korean won	￦	83,935,439	￦	54,589,446	￦	46,832,862	￦	21,608,336	￦	14,297,239	￦	221,263,322
Interest-bearing liabilities in Korean won		91,505,923		37,966,586		50,647,954		20,948,789		18,244,867		219,314,119

Gap	￦	(7,570,484)	￦	16,622,860	￦	(3,815,092)	￦	659,547	￦	(3,947,628)	￦	1,949,203

Accumulated gap		(7,570,484)		9,052,376		5,237,284		5,896,831		1,949,203

Percentage (%)		(3.42)		4.09		2.37		2.67		0.88
Interest-bearing assets in foreign currencies	￦	10,112,905	￦	1,888,724	￦	607,499	￦	396,714	￦	257,419	￦	13,263,261
Interest-bearing liabilities in foreign currencies		9,500,565		2,631,393		1,527,154		225,300		124,357		14,008,769

Gap	￦	612,340	￦	(742,669)	￦	(919,655)	￦	171,414	￦	133,062	￦	(745,508)

Accumulated gap		612,340		(130,329)		(1,049,984)		(878,570)		(745,508)

Percentage (%)		4.62		(0.98)		(7.92)		(6.62)		(5.62)

KB Kookmin Card Co., Ltd.

	2012
	Up to 3 months		3~6 months		6~12 months		1~3 years		Over 3 years		Total
	(In millions of Korean won)
Interest-bearing assets in Korean won	￦	2,743,651	￦	802,981	￦	1,100,429	￦	8,453,580	￦	9,765	￦	13,110,406
Interest-bearing liabilities in Korean won		1,370,000		260,000		1,310,000		3,921,800		2,221,000		9,082,800

Gap	￦	1,373,651	￦	542,981	￦	(209,571)	￦	4,531,780	￦	(2,211,235)	￦	4,027,606

Accumulated gap		1,373,651		1,916,632		1,707,061		6,238,841		4,027,606

Percentage (%)		10.48		14.62		13.02		47.59		30.72

	2013
	Up to 3 months		3~6 months		6~12 months		1~3 years		Over 3 years		Total
	(In millions of Korean won)
Interest-bearing assets in Korean won	￦	3,951,261	￦	1,212,736	￦	1,600,360	￦	5,010,999	￦	3,108,753	￦	14,884,109
Interest-bearing liabilities in Korean won		940,000		782,765		1,868,825		4,704,000		2,190,000		10,485,590

Gap	￦	3,011,261	￦	429,971	￦	(268,465)	￦	306,999	￦	918,753	￦	4,398,519

Accumulated gap		3,011,261		3,441,232		3,172,767		3,479,766		4,398,519

Percentage (%)		20.23		23.12		21.32		23.38		29.55

KB Investment & Securities Co., Ltd.

	2012
	Up to 3 months		3~6 months		6~12 months		1~3 years		Over 3 years		Total
	(In millions of Korean won)
Interest-bearing assets in Korean won	￦	342,543	￦	75,000	￦	66,032	￦	100,000	￦	2,291	￦	585,866
Interest-bearing liabilities in Korean won		339,444		30,000		100,000		—		—		469,444

Gap	￦	3,099	￦	45,000	￦	(33,968)	￦	100,000	￦	2,291	￦	116,422

Accumulated gap		3,099		48,099		14,131		114,131		116,422

Percentage (%)		0.53		8.21		2.41		19.48		19.87

Interest-bearing assets in foreign currencies	￦	2,263	￦	—	￦	—	￦	—	￦	—	￦	2,263
Interest-bearing liabilities in foreign currencies		—		—		—		—		—		—

Gap	￦	2,263	￦	—	￦	—	￦	—	￦	—	￦	2,263

Accumulated gap		2,263		2,263		2,263		2,263		2,263

Percentage (%)		100.00		100.00		100.00		100.00		100.00

	2013
	Up to 3 months		3~6 months		6~12 months		1~3 years		Over 3 years		Total
	(In millions of Korean won)
Interest-bearing assets in Korean won	￦	491,652	￦	14,000	￦	227,542	￦	169,990	￦	1,823	￦	905,007
Interest-bearing liabilities in Korean won		516,734		160,000		10,000		32,000		—		718,734
Gap	￦	(25,082)	￦	(146,000)	￦	217,542	￦	137,990	￦	1,823	￦	186,273

Accumulated gap		(25,082)		(171,082)		46,460		184,450		186,273

Percentage (%)		(2.77)		(18.90)		5.13		20.38		20.58
Interest-bearing assets in foreign currencies	￦	66,576	￦	6,162	￦	56,558	￦	—	￦	—	￦	129,296
Interest-bearing liabilities in foreign currencies		—		—		—		—		—		—

Gap	￦	66,576	￦	6,162	￦	56,558	￦	—	￦	—	￦	129,296

Accumulated gap		66,576		72,738		129,296		129,296		129,296

Percentage (%)		51.49		56.26		100.00		100.00		100.00

KB Life Insurance Co., Ltd.

	2012
	Up to 3 months		3~6 months		6~12 months		1~3 years		Over 3 years		Total
	(In millions of Korean won)
Interest-bearing assets in Korean won	￦	133,084	￦	100,088	￦	640,829	￦	1,106,126	￦	2,482,444	￦	4,462,571
Interest-bearing liabilities in Korean won		24,616		67,092		4,131,620		20,525		531,472		4,775,325

Gap	￦	108,468	￦	32,996	￦	(3,490,791)	￦	1,085,601	￦	1,950,972	￦	(312,754)

Accumulated gap		108,468		141,464		(3,349,327)		(2,263,726)		(312,754)

Percentage (%)		2.43		3.17		(75.05)		(50.73)		(7.01)

	2013
	Up to 3 months		3~6 months		6~12 months		1~3 years		Over 3 years		Total
	(In millions of Korean won)
Interest-bearing assets in Korean won	￦	249,863	￦	187,377	￦	630,846	￦	1,314,773	￦	2,502,573	￦	4,885,432
Interest-bearing liabilities in Korean won		27,836		72,309		4,862,687		36,488		528,861		5,528,181

Gap	￦	222,027	￦	115,068	￦	(4,231,841)	￦	1,278,285	￦	1,973,712	￦	(642,749)

Accumulated gap		222,027		337,095		(3,894,746)		(2,616,461)		(642,749)

Percentage (%)		4.54		6.90		(79.72)		(53.56)		(13.16)

KB Savings Bank Co., Ltd.

	2012
	Up to 3 months		3~6 months		6~12 months		1~3 years		Over 3 years		Total
	(In millions of Korean won)
Interest-bearing assets in Korean won	￦	251,570	￦	81,607	￦	90,543	￦	42,725	￦	180,729	￦	647,174
Interest-bearing liabilities in Korean won		90,061		96,665		280,717		26,750		2,788		496,981

Gap	￦	161,509	￦	(15,058)	￦	(190,174)	￦	15,975	￦	177,941	￦	150,193

Accumulated gap		161,509		146,451		(43,723)		(27,748)		150,193

Percentage (%)		24.96		22.63		(6.76)		(4.29)		23.21

	2013
	Up to 3 months		3~6 months		6~12 months		1~3 years		Over 3 years		Total
	(In millions of Korean won)
Interest-bearing assets in Korean won	￦	160,377	￦	64,008	￦	90,405	￦	71,477	￦	43,765	￦	430,032
Interest-bearing liabilities in Korean won		88,608		108,965		212,012		26,693		1,271		437,549

Gap	￦	71,769	￦	(44,957)	￦	(121,607)	￦	44,784	￦	42,494	￦	(7,517)

Accumulated gap		71,769		26,812		(94,795)		(50,011)		(7,517)

Percentage (%)		16.69		6.23		(22.04)		(11.63)		(1.75)

Yehansoul Savings Bank Co., Ltd.

	2013
	Up to 3 months		3~6 months		6~12 months		1~3 years		Over 3 years		Total
	(In millions of Korean won)
Interest-bearing assets in Korean won	￦	109,603	￦	11,149	￦	1,881	￦	4,515	￦	23,659	￦	150,807
Interest-bearing liabilities in Korean won		60,126		48,336		42,739		6,008		111		157,320

Gap	￦	49,477	￦	(37,187)	￦	(40,858)	￦	(1,493)	￦	23,548	￦	(6,513)

Accumulated gap		49,477		12,290		(28,568)		(30,061)		(6,513)

Percentage (%)		32.81		8.15		(18.94)		(19.93)		(4.32)

ii. Interest Rate VaR

Interest rate VaR is the maximum possible loss due to interest rate risk at a 99.94% confidence level. The measurement results of risk as of December 31, 2012 and 2013, are as follows:

	2012		2013
	(In millions of Korean won)
Kookmin Bank	￦	177,418	￦	203,503
KB Kookmin Card Co., Ltd.		41,867		73,135
KB Investment & Securities Co., Ltd.		5,525		7,503
KB Life Insurance Co., Ltd.		156,474		168,542
KB Savings Bank Co., Ltd.		2,224		3,870
Yehansoul Savings Bank Co., Ltd.		—		1,604

4.4.4 Financial instruments in foreign currencies

Financial instruments in foreign currencies as of December 31, 2012 and 2013, are as follows:

	2012
	USD		JPY		EUR		GBP		CNY		Others		Total
	(In millions of Korean won)
Financial Assets
Cash and due from financial institutions	￦	867,448	￦	162,793	￦	89,429	￦	13,544	￦	20,625	￦	82,967	￦	1,236,806
Derivatives held for trading		106,215		150		1,267		—		—		—		107,632
Derivatives held for hedging		21,794		—		—		—		—		—		21,794
Loans		9,185,177		2,185,242		528,812		139,134		883		169,483		12,208,731
Available-for-sale financial assets		628,941		21,313		17,315		1,109		—		1,504		670,182
Held-to-maturity financial assets		1		—		—		—		—		—		1
Other financial assets		528,529		51,020		100,883		1,388		—		109,452		791,272

Total financial assets	￦	11,338,105	￦	2,420,518	￦	737,706	￦	155,175	￦	21,508	￦	363,406	￦	15,036,418

Financial liabilities
Derivatives held for trading	￦	180,324	￦	177	￦	1,753	￦	—	￦	—	￦	—	￦	182,254
Deposits		3,767,148		611,386		210,837		17,243		2,793		290,124		4,899,531
Debts		5,033,696		1,765,338		513,294		32,745		48		189,897		7,535,018
Debentures		2,006,660		550,037		249,668		—		—		355,381		3,161,746
Other financial liabilities		1,187,766		59,927		26,234		109,670		39		30,135		1,413,771

Total financial liabilities	￦	12,175,594	￦	2,986,865	￦	1,001,786	￦	159,658	￦	2,880	￦	865,537	￦	17,192,320

Off-balance sheet items	￦	15,818,548	￦	4,537	￦	5,566	￦	4,760	￦	—	￦	7,980	￦	15,841,391

	2013
	USD		JPY		EUR		GBP		CNY		Others		Total
	(In millions of Korean won)
Financial Assets
Cash and due from financial institutions	￦	1,324,563	￦	123,527	￦	87,765	￦	5,495	￦	130,290	￦	216,250	￦	1,887,890
Financial assets held for trading		16,290		—		—		—		—		—		16,290
Financial assets designated at fair value through profit or loss		5,293		—		—		—		—		—		5,293
Derivatives held for trading		94,664		—		946		—		—		—		95,610
Derivatives held for hedging		16,094		—		—		—		—		—		16,094
Loans		10,061,929		1,235,187		381,415		51,677		456		190,827		11,921,491
Available-for-sale financial assets		777,081		10,052		—		—		—		3,747		790,880
Other financial assets		512,717		314,632		76,016		1,332		—		91,405		996,102

Total financial assets	￦	12,808,631	￦	1,683,398	￦	546,142	￦	58,504	￦	130,746	￦	502,229	￦	15,729,650

	2013
	USD		JPY		EUR		GBP		CNY		Others		Total
	(In millions of Korean won)
Financial liabilities
Financial liabilities designated at fair value through profit or loss	￦	5,287	￦	—	￦	—	￦	—	￦	—	￦	—	￦	5,287
Derivatives held for trading		127,308		—		1,333		—		15		—		128,656
Deposits		3,914,192		515,595		150,713		15,816		10,905		280,863		4,888,084
Debts		5,830,466		574,307		318,748		4,382		100,464		174,898		7,003,265
Debentures		2,717,876		236,020		193,062		—		—		148,687		3,295,645
Other financial liabilities		1,475,826		59,820		150,815		51,678		913		42,241		1,781,293

Total financial liabilities	￦	14,070,955	￦	1,385,742	￦	814,671	￦	71,876	￦	112,297	￦	646,689	￦	17,102,230

Off-balance sheet items	￦	16,574,161	￦	3,486	￦	4,878	￦	4,787	￦	9,958	￦	60,221	￦	16,657,491

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

4.6. Capital Adequacy

The Group complies with the capital adequacy standard established by the Financial Services Commission. The capital adequacy standard is based on Basel III published by Basel Committee on Banking Supervision in Bank of International Settlements in June 2011, and was implemented in Korea in December 2013. The Group is required to maintain a minimum Common Equity Tier 1 ratio of at least 3.5%, a minimum Tier 1 ratio of 4.5% and a minimum Total Regulatory Capital of 8.0% in December 2013.

The Group’s equity capital is classified into three categories in accordance with the Supervisory Regulations and Detailed Supervisory Regulations on Financial Holding Companies. :

•

Common Equity Tier 1 Capital: Common equity Tier 1 Capital represents the issued capital that takes the first and proportionately greatest share of any losses and represents the most subordinated claim in liquidation of the Group, and not repaid outside of liquidation. It includes common shares issued, capital surplus, retained earnings, non-controlling interests of consolidated subsidiaries, accumulated other comprehensive income, other capital surplus and others.

•

Additional Tier 1 Capital: Additional Tier 1 Capital includes (i) perpetual instruments issued by the Group that meet the criteria for inclusion in Additional Tier 1 capital, and (ii) stock surplus resulting from the issue of instruments included in Additional Tier 1 capital and others.

•

Tier 2 Capital: Tier 2 Capital represents the capital that takes the proportionate share of losses in the liquidation of the Group. Tier 2 Capital includes a fund raised by issuing subordinated debentures maturing in not less than 5 years that meet the criteria for inclusion in Additional Tier 2 capital, and the allowance for loan losses which are accumulated for assets classified as normal or precautionary as a result of classification of asset soundness in accordance with Regulation on Supervision of Financial Holding Companies and others.

Risk weighted asset means the inherent risks in the total assets held by the Group. The Group calculates risk weighted asset by each risk (credit risk, market risk, and operational risk) based on the Supervisory Regulations and Detailed Supervisory Regulations on Financial Holding Companies and uses it for BIS ratio calculation.

The Group assesses and monitors its adequacy of capital by using the internal assessment and management policy of the capital adequacy. The assessment of the capital adequacy is conducted by comparing available capital (actual amount of available capital) and economic capital (amount of capital enough to cover all significant risks under target credit rate set by the Group). The Group monitors the soundness of finance and provides risk adjusted basis for performance review using the assessment of the capital adequacy.

Economic Capital is the amount of capital to prevent the inability of payment due to unexpected loss in the future. The Group measures, allocates and monitors economic capital by risk type and subsidiaries.

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

The details of the Group’s capital adequacy calculation in line with Basel III requirements as of December 31, 2013, are as follows:

2013
(In millions of Korean won)
Equity Capital	￦27,296,535
Tier 1 Capital	22,693,836
Common Equity Tier 1 Capital	22,693,836
Additional Tier 1 Capital	—
Tier 2 Capital	4,602,699
Risk-weighted assets	177,514,060
Credit risk(1)	157,040,868
Market risk(2)	5,122,146
Operational risk(3)	15,351,046
Equity Capital (%)	15.38
Tier 1 Capital (%)	12.78
Common Equity Tier 1 Capital (%)	12.78

(1)	Credit risk weighted assets are measured using the Internal Rating-Based Approach and Standardized Approach.
(2)	Market-risk weighted assets are measured using Standardized Approach.
(3)	Operational risk weighted assets are measured using the Basic Indicator Approach.

The details of the Group’s capital adequacy calculation in line with Basel I requirements as of December 31, 2012, are as follows:

2012
(In millions of Korean won)
Equity Capital	￦26,907,004
Tier 1 Capital	20,595,885
Tier 2 Capital	6,311,119
Risk-weighted assets	193,510,143
Credit risk	187,465,230
Market risk	6,044,913
Equity Capital (%)	13.90
Tier 1 Capital (%)	10.64
Tier 2 Capital (%)	3.26

5. Segment Information

5.1 Overall Segment Information and Business Segments

The Group is organized into the following business segments. These business divisions are based on the nature of the products and services provided, the type or class of customer, and the Group’s management organization.

Banking business	Corporate Banking	The activities within this segment include providing credit, deposit products and other related financial services to large, small-and medium-sized enterprises and SOHOs.
	Retail Banking	The activities within this segment include providing credit, deposit products and other related financial services to individuals and households.
	Other Banking services	The activities within this segment include trading activities in securities and derivatives, funding and other supporting activities.
Credit Card business		The activities within this segment include credit sale, cash service, card loan and other supporting activities.
Investment & Securities business		The activities within this segment include investment banking and brokerage services and other supporting activities.
Life Insurance business		The activities within this segment include life insurance and other supporting activities.

Financial information by business segment for the year ended December 31, 2011(1), is as follows:

	Banking business
	Corporate Banking		Retail Banking		Other Banking Services		Sub-total		Credit Card		Investment & Securities		Life Insurance		Others		Intra-group Adjustments		Total
	(In millions of Korean won)
Operating revenues from external customers	￦	2,287,249	￦	3,266,610	￦	1,634,596	￦	7,188,455	￦	1,401,669	￦	162,835	￦	114,616	￦	(24,645)	￦	—	￦	8,842,930
Segment operating revenues (expenses)		(42,943)		(54,409)		219,044		121,692		(276,340)		(2,323)		(47,350)		187,416		16,905		—

Sub-total	￦	2,244,306	￦	3,212,201	￦	1,853,640	￦	7,310,147	￦	1,125,329	￦	160,512	￦	67,266	￦	162,771	￦	16,905	￦	8,842,930
Net interest income		2,559,260		2,779,467		674,268		6,012,995		901,487		13,256		161,717		17,220		(2,163)		7,104,512
Interest income		5,107,821		5,723,486		1,528,099		12,359,406		1,381,384		42,221		161,793		65,679		(54,226)		13,956,257
Interest expense		(2,548,561)		(2,944,019)		(853,831)		(6,346,411)		(479,897)		(28,965)		(76)		(48,459)		52,063		(6,851,745)
Net fee and commission income		242,581		634,916		503,186		1,380,683		241,571		83,130		45		96,071		(6,750)		1,794,750
Fee and commission income		277,579		736,098		545,509		1,559,186		1,351,103		99,803		45		109,296		(289,679)		2,829,754
Fee and commission expense		(34,998)		(101,182)		(42,323)		(178,503)		(1,109,532)		(16,673)		—		(13,225)		282,929		(1,035,004)
Net gains(losses) on financial assets/ liabilities at fair value through profit or loss		(2,205)		(1,832)		993,680		989,643		—		50,209		68		(4,050)		(3)		1,035,867
Net other operating income(loss)		(555,330)		(200,350)		(317,494)		(1,073,174)		(17,729)		13,917		(94,564)		53,530		25,821		(1,092,199)
General and administrative expenses		(728,735)		(1,757,907)		(849,122)		(3,335,764)		(340,235)		(117,503)		(41,561)		(112,771)		60,703		(3,887,131)
Operating profit before provision for credit losses		1,515,571		1,454,294		1,004,518		3,974,383		785,094		43,009		25,705		50,000		77,608		4,955,799
Provision(reversal) for credit losses		(1,006,656)		(302,261)		17,384		(1,291,533)		(206,566)		(5,919)		(1,241)		(7,765)		45		(1,512,979)
Net operating profit		508,915		1,152,033		1,021,902		2,682,850		578,528		37,090		24,464		42,235		77,653		3,442,820
Share of profit of associates		—		—		1,352		1,352		—		242		—		2,436		933		4,963
Net other non-operating revenue (expense)		114,011		32,782		(192,701)		(45,908)		(1,748)		(2,579)		(614)		(85,139)		(6,502)		(142,490)
Segment profits before income tax		622,926		1,184,815		830,553		2,638,294		576,780		34,753		23,850		(40,468)		72,084		3,305,293
Income tax expense		(158,322)		(275,747)		(249,628)		(683,697)		(131,515)		(8,469)		(5,282)		(4,209)		(11,400)		(844,572)
Profit for the year		464,604		909,068		580,925		1,954,597		445,265		26,284		18,568		(44,677)		60,684		2,460,721
Profit attributable to Shareholders of the parent company		464,604		909,068		579,583		1,953,255		445,265		26,284		18,569		(44,677)		6,480		2,405,176
Profit attributable to Non-controlling interests		—		—		1,342		1,342		—		—		(1)		—		54,204		55,545
Total assets(2)		92,399,053		102,545,488		61,567,719		256,512,260		13,349,351		3,336,353		4,515,809		19,499,234		(19,612,190)		277,600,817
Total liabilities(2)		87,160,301		112,167,430		38,116,124		237,443,855		10,567,141		2,812,128		4,161,121		1,363,489		(1,846,712)		254,501,022

(1)	Operating revenues by business segment for the year ended December 31, 2011, have been restated due to a retrospective application of the accounting policy.
(2)	Amounts before intra-group transaction adjustment.

Financial information by business segment for the year ended December 31, 2012(1), is as follows:

	Banking business
	Corporate Banking		Retail Banking		Other Banking Services		Sub-total		Credit Card		Investment & Securities		Life Insurance		Others		Intra-group Adjustments		Total
	(In millions of Korean won)
Operating revenues from external customers	￦	1,952,464	￦	3,041,135	￦	1,297,400	￦	6,290,999	￦	1,286,719	￦	142,617	￦	131,188	￦	32,988	￦	—	￦	7,884,511
Segment operating revenues (expenses)		2,289		(70,422)		300,356		232,223		(238,094)		5,971		(62,774)		201,566		(138,892)		—

Sub-total	￦	1,954,753	￦	2,970,713	￦	1,597,756	￦	6,523,222	￦	1,048,625	￦	148,588	￦	68,414	￦	234,554	￦	(138,892)	￦	7,884,511
Net interest income		2,593,646		2,524,163		661,666		5,779,475		974,419		19,059		192,011		75,971		(3,152)		7,037,783
Interest income		5,190,403		5,681,723		1,622,918		12,495,044		1,387,987		38,206		191,907		123,096		(26,134)		14,210,106
Interest expense		(2,596,757)		(3,157,560)		(961,252)		(6,715,569)		(413,568)		(19,147)		104		(47,125)		22,982		(7,172,323)
Net fee and commission income		232,981		696,311		324,120		1,253,412		157,788		85,610		211		96,899		(27,214)		1,566,706
Fee and commission income		274,794		760,802		401,892		1,437,488		1,427,271		96,247		211		117,008		(324,349)		2,753,876
Fee and commission expense		(41,813)		(64,491)		(77,772)		(184,076)		(1,269,483)		(10,637)		—		(20,109)		297,135		(1,187,170)
Net gains(losses) on financial assets/ liabilities at fair value through profit or loss		(501)		(15,102)		756,103		740,500		—		39,137		7,703		24,617		7		811,964
Net other operating income(loss)		(871,373)		(234,659)		(144,133)		(1,250,165)		(83,582)		4,782		(131,511)		37,067		(108,533)		(1,531,942)
General and administrative expenses		(792,533)		(1,672,741)		(811,714)		(3,276,988)		(348,243)		(117,861)		(45,166)		(133,069)		75,717		(3,845,610)
Operating profit before provision for credit losses		1,162,220		1,297,972		786,042		3,246,234		700,382		30,727		23,248		101,485		(63,175)		4,038,901
Provision(reversal) for credit losses		(852,964)		(392,354)		(48,712)		(1,294,030)		(314,843)		(3,244)		(479)		5,842		51		(1,606,703)
Net operating profit		309,256		905,618		737,330		1,952,204		385,539		27,483		22,769		107,327		(63,124)		2,432,198
Share of profit of associates		—		—		(5,712)		(5,712)		—		—		—		(185)		(9,385)		(15,282)
Net other non-operating revenue (expense)		5,522		—		(69,537)		(64,015)		(4,334)		(2,987)		(856)		(44,177)		(1,903)		(118,272)
Segment profits before income tax		314,778		905,618		662,081		1,882,477		381,205		24,496		21,913		62,965		(74,412)		2,298,644
Income tax expense		(76,854)		(219,173)		(146,327)		(442,354)		(90,464)		(6,604)		(5,268)		(14,894)		1,073		(558,511)
Profit for the year		237,924		686,445		515,754		1,440,123		290,741		17,892		16,645		48,071		(73,339)		1,740,133
Profit attributable to Shareholders of the parent company		237,924		686,445		515,385		1,439,754		290,741		17,892		16,645		48,071		(82,069)		1,731,034
Profit attributable to Non-controlling interests		—		—		369		369		—		—		—		—		8,730		9,099
Total assets(2)		93,143,686		100,591,642		67,311,525		261,046,853		14,046,174		3,314,907		5,987,928		21,072,698		(19,717,506)		285,751,054
Total liabilities(2)		84,489,904		115,521,270		41,018,121		241,029,295		10,966,541		2,769,160		5,594,727		1,097,595		(469,405)		260,987,913

(1)	Operating revenues by business segment for the year ended December 31, 2012, have been restated due to a retrospective application of the accounting policy.
(2)	Amounts before intra-group transaction adjustment.

Financial information by business segment for the year ended December 31, 2013, is as follows:

	Banking business
	Corporate Banking		Retail Banking		Other Banking Services		Sub-total		Credit Card		Investment & Securities		Life Insurance		Others		Intra-group Adjustments		Total
	(In millions of Korean won)
Operating revenues from external customers	￦	1,731,770	￦	2,453,683	￦	1,486,647	￦	5,672,100	￦	1,420,937	￦	115,054	￦	102,226	￦	143,811	￦	—	￦	7,454,128
Segment operating revenues (expenses)		4,945		(91,800)		314,854		227,999		(218,231)		5,180		(38,327)		124,281		(100,902)		—

Sub-total	￦	1,736,715	￦	2,361,883	￦	1,801,501	￦	5,900,099	￦	1,202,706	￦	120,234	￦	63,899	￦	268,092	￦	(100,902)	￦	7,454,128
Net interest income		2,550,728		2,012,661		596,851		5,160,240		1,057,046		23,985		200,422		80,694		445		6,522,832
Interest income		4,390,623		4,785,526		1,419,231		10,595,380		1,435,952		40,567		200,422		106,336		(21,727)		12,356,930
Interest expense		(1,839,895)		(2,772,865)		(822,380)		(5,435,140)		(378,906)		(16,582)		—		(25,642)		22,172		(5,834,098)
Net fee and commission income		240,698		612,165		251,881		1,104,744		184,679		75,796		109		118,136		(4,225)		1,479,239
Fee and commission income		282,403		674,250		324,997		1,281,650		1,406,239		84,168		109		137,796		(252,597)		2,657,365
Fee and commission expense		(41,705)		(62,085)		(73,116)		(176,906)		(1,221,560)		(8,372)		—		(19,660)		248,372		(1,178,126)
Net gains(losses) on financial assets/ liabilities at fair value through profit or loss		184		(1,804)		692,121		690,501		—		19,422		18,051		28,898		(50)		756,822
Net other operating income(loss)		(1,054,895)		(261,139)		260,648		(1,055,386)		(39,019)		1,031		(154,683)		40,364		(97,072)		(1,304,765)
General and administrative expenses		(821,503)		(1,739,768)		(835,517)		(3,396,788)		(354,392)		(96,345)		(50,692)		(141,668)		56,321		(3,983,564)
Operating profit before provision for credit losses		915,212		622,115		965,984		2,503,311		848,314		23,889		13,207		126,424		(44,581)		3,470,564
Provision(reversal) for credit losses		(706,464)		(358,150)		(575)		(1,065,189)		(344,555)		(5,425)		(526)		(28,235)		358		(1,443,572)
Net operating profit		208,748		263,965		965,409		1,438,122		503,759		18,464		12,681		98,189		(44,223)		2,026,992
Share of profit of associates		—		—		(202,880)		(202,880)		—		7		—		(38,134)		41,615		(199,392)
Net other non-operating revenue (expense)		1,662		—		(25,293)		(23,631)		(1,652)		(1,728)		(791)		31,256		(15,763)		(12,309)
Segment profits before income tax		210,410		263,965		737,236		1,211,611		502,107		16,743		11,890		91,311		(18,371)		1,815,291
Income tax expense		(53,195)		(86,283)		(252,414)		(391,892)		(117,696)		(4,887)		(2,792)		(30,021)		(4,298)		(551,586)
Profit for the year		157,215		177,682		484,822		819,719		384,411		11,856		9,098		61,290		(22,669)		1,263,705
Profit attributable to Shareholders of the parent company		157,215		177,682		484,738		819,635		384,411		11,856		9,098		61,290		(25,781)		1,260,509
Profit attributable to Non-controlling interests		—		—		84		84		—		—		—		—		3,112		3,196
Total assets(1)		92,498,513		103,202,391		69,558,038		265,258,942		15,854,992		2,525,070		6,945,605		21,504,989		(20,251,443)		291,838,155
Total liabilities(1)		81,008,201		122,206,712		41,426,715		244,641,628		12,385,131		1,973,888		6,396,477		1,414,111		(625,911)		266,185,324

(1)	Amounts before intra-group transaction adjustment.

5.2 Services and Geographical Segments

5.2.1 Services information

Operating revenues from external customers by services for the years ended December 31, 2011, 2012 and 2013, are as follows:

	2011		2012		2013
	(In millions of Korean won)
Banking service	￦	7,188,455	￦	6,290,999	￦	5,672,100
Credit card service		1,401,669		1,286,719		1,420,937
Investment & securities service		162,835		142,617		115,054
Life insurance service		114,616		131,188		102,226
Other service		(24,645)		32,988		143,811

Total	￦	8,842,930	￦	7,884,511	￦	7,454,128

5.2.2 Geographical information

Geographical operating revenues from external customers for the years ended December 31, 2011,2012 and 2013, and major non-current assets as of December 31, 2011, 2012 and 2013, are as follows:

	2011				2012				2013
	Revenues from external customers		Major non-current assets		Revenues from external customers		Major non-current assets		Revenues from external customers		Major non-current assets
	(In millions of Korean won)
Domestic	￦	8,750,815	￦	3,643,750	￦	7,785,586	￦	3,574,205	￦	7,399,906	￦	3,600,424
United States		12,849		145		11,438		35		12,730		21
New Zealand		7,591		60		8,268		35		8,581		20
China		25,528		861		30,800		11,349		32,190		10,488
Japan		31,499		2,103		30,810		2,653		(17,182)		1,722
Argentina		7		—		10		—		6		—
Vietnam		65		481		1,172		429		3,268		316
Cambodia		2,929		557		4,151		546		5,741		898
England		11,647		42		12,276		16		8,888		9
Intra-group adjustment		—		58,014		—		57,230		—		56,408

Total	￦	8,842,930	￦	3,706,013	￦	7,884,511	￦	3,646,498	￦	7,454,128	￦	3,670,306

6. Financial Assets and Financial Liabilities

6.1 Classification and Fair value of financial instruments

Carrying amount and fair value of financial assets and liabilities as of December 31, 2012 and 2013, are as follows:

	2012				2013
	Carrying amount		Fair value		Carrying amount		Fair value
	(In millions of Korean won)
Financial assets
Cash and due from financial institutions	￦	10,592,605	￦	10,545,944	￦	14,792,654	￦	14,793,603
Financial assets held for trading		9,207,629		9,207,629		8,967,006		8,967,006
Debt securities		8,291,615		8,291,615		7,825,785		7,825,785
Equity securities		876,175		876,175		1,100,969		1,100,969
Others		39,839		39,839		40,252		40,252
Financial assets designated at fair value through profit or loss		352,090		352,090		361,736		361,736
Equity securities		159,483		159,483		115,778		115,778
Derivative linked securities		192,607		192,607		245,958		245,958
Derivatives held for trading		1,907,774		1,907,774		1,680,880		1,680,880
Derivatives held for hedging		183,511		183,511		138,529		138,529
Loans		213,644,791		214,665,080		219,001,356		219,319,406
Available-for-sale financial assets		24,211,546		24,211,546		21,832,104		21,832,104
Debt securities		21,737,240		21,737,240		18,933,288		18,933,288
Equity securities		2,474,306		2,474,306		2,898,816		2,898,816
Held-to-maturity financial assets		12,255,806		12,837,009		13,016,991		13,386,962
Other financial assets		7,569,596		7,569,596		6,251,679		6,251,679

Total financial assets	￦	279,925,348	￦	281,480,179	￦	286,042,935	￦	286,731,905

Financial liabilities
Financial liabilities held for trading	￦	1,381,997	￦	1,381,997	￦	236,637	￦	236,637
Financial liabilities designated at fair value through profit or loss		469,138		469,138		878,565		878,565
Derivatives held for trading		1,854,216		1,854,216		1,580,029		1,580,029
Derivatives held for hedging		200,526		200,526		215,310		215,310
Deposits		197,346,205		197,793,204		200,882,064		201,128,271
Debts		15,965,458		15,984,126		14,101,331		14,098,569
Debentures		24,270,212		25,762,049		27,039,534		28,221,196
Other financial liabilities		12,185,938		12,186,032		13,262,914		13,262,946

Total financial liabilities	￦	253,673,690	￦	255,631,288	￦	258,196,384	￦	259,621,523

The fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. For each class of financial assets and financial liabilities, the Group discloses the fair value of that class of assets and liabilities in a way that permits it to be compared with its carrying amount at the end of each reporting period. The best evidence of fair value of financial instruments is a quoted price in an active market.

Methods of determining fair value for financial instruments are as follows:

Cash and due from financial institutions	The carrying amounts of cash and demand due from financial institutions and payment due from financial institutions are a reasonable approximation of fair values. These financial instruments do not have a fixed maturity and are receivable on demand. Fair value of ordinary due from financial institutions is measured using a DCF model.

Investment securities	The fair value of financial instruments that are quoted in active markets is determined using the quoted prices. Fair value is determined through the use of independent third-party pricing services where quoted prices are not available. Pricing services use one or more of the following valuation techniques including Discounted Cash Flow (DCF) Model, Imputed Market Value Model, Free Cash Flow to Equity Model, Dividend Discount Model, Risk Adjusted Discount Rate Method, and Net Asset Value Method.

Loans	DCF Model is used to determine the fair value of loans. Fair value is determined by discounting the expected cash flows, which are contractual cash flows adjusted by the expected prepayment rate, at appropriate discount rate.

Derivatives	For exchange traded derivatives, quoted price in an active market is used to determine fair value and for OTC derivatives, fair value is determined using valuation techniques. The Group uses internally developed valuation models that are widely used by market participants to determine fair values of plain vanilla OTC derivatives including options, interest rate swaps, and currency swaps, based on observable market parameters. However, some complex financial instruments are valued using appropriate models developed from generally accepted market valuation models including the Finite Difference Method and the Monte Carlo Simulation or independent third-party valuation service.

Deposits	Carrying amount of demand deposits is regarded as representative of fair value because they do not have a fixed maturity and are payable on demand. Fair value of time deposits is determined using a DCF model. Fair value is determined by discounting the expected cash flows, which are contractual cash flows adjusted by the expected prepayment rate, at an appropriate discount rate.

Debts	Carrying amount of overdraft in foreign currency is regarded as representative of fair value because they do not have a fixed maturity and are payable on demand. Fair value of other debts is determined using a DCF model discounting contractual future cash flows at an appropriate discount rate.

Debentures	Fair value is determined by using the valuations of independent third-party pricing services, which are calculated using market inputs.

Other financial assets and liabilities	The carrying amounts are reasonable approximation of fair values. These financial instruments are temporary accounts used for other various transactions and their maturities are relatively short or not defined. However, fair value of finance lease liabilities is measured using a DCF model.

Fair value hierarchy

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

The Group classifies and discloses fair value of the financial instruments into the following three-level hierarchy:

Level 1: The fair values are based on quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date.

Level 2: The fair values are based on inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3: The fair values are based on unobservable inputs for the asset or liability.

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

Fair value hierarchy of financial assets and liabilities measured at fair value

The fair value hierarchy of financial assets and liabilities measured at fair value in the statements of financial position as of December 31, 2012 and 2013, is as follows:

	2012
	Fair value hierarchy
	Level 1		Level 2		Level 3		Total
	(In millions of Korean won)
Financial assets
Financial assets held for trading
Debt securities	￦	3,945,101	￦	4,346,514	￦	—	￦	8,291,615
Equity securities		449,268		426,907		—		876,175
Others		39,839		—		—		39,839
Financial assets designated at fair value through profit or loss
Equity securities		—		159,483		—		159,483
Derivative linked securities		—		14,983		177,624		192,607
Derivatives held for trading		2,839		1,858,150		46,785		1,907,774
Derivatives held for hedging		—		180,746		2,765		183,511
Available-for-sale financial assets(1)
Debt securities		10,351,980		11,379,670		5,590		21,737,240
Equity securities		793,362		208,195		1,472,749		2,474,306

Total financial assets	￦	15,582,389	￦	18,574,648	￦	1,705,513	￦	35,862,550

Financial liabilities
Financial liabilities held for trading	￦	1,381,997	￦	—	￦	—	￦	1,381,997
Financial liabilities designated at fair value through profit or loss		—		—		469,138		469,138
Derivatives held for trading		2,560		1,803,713		47,943		1,854,216
Derivatives held for hedging		—		191,226		9,300		200,526

Total financial liabilities	￦	1,384,557	￦	1,994,939	￦	526,381	￦	3,905,877

	2013
	Fair value hierarchy
	Level 1		Level 2		Level 3		Total
	(In millions of Korean won)
Financial assets
Financial assets held for trading
Debt securities	￦	3,160,592	￦	4,665,193	￦	—	￦	7,825,785
Equity securities		327,260		773,709		—		1,100,969
Others		40,252		—		—		40,252
Financial assets designated at fair value through profit or loss
Equity securities		—		115,778		—		115,778
Derivative linked securities		—		12,030		233,928		245,958
Derivatives held for trading		744		1,630,940		49,196		1,680,880
Derivatives held for hedging		—		138,077		452		138,529
Available-for-sale financial assets(1)
Debt securities		9,754,737		9,175,742		2,809		18,933,288
Equity securities		985,108		254,464		1,659,244		2,898,816

Total financial assets	￦	14,268,693	￦	16,765,933	￦	1,945,629	￦	32,980,255

Financial liabilities
Financial liabilities held for trading	￦	236,637	￦	—	￦	—	￦	236,637
Financial liabilities designated at fair value through profit or loss		—		—		878,565		878,565
Derivatives held for trading		261		1,538,374		41,394		1,580,029
Derivatives held for hedging		—		206,468		8,842		215,310

Total financial liabilities	￦	236,898	￦	1,744,842	￦	928,801	￦	2,910,541

(1)

The amounts of equity securities carried at cost in “Level 3” which do not have a quoted market price in an active market and cannot be measured reliably at fair value are ￦232,596 million and ￦117,750 million as of December 31, 2012 and 2013, respectively. These equity securities are carried at cost because it is practically difficult to quantify the intrinsic values of the equity securities issued by unlisted public and non-profit entities. In addition, probabilities and range of estimated cash flows of the unlisted equity securities which are issued by project financing companies cannot be reasonably assessed. Therefore, these equity securities are carried at cost. The Group has no plan to sell these instruments in the near future.

Valuation techniques and the inputs used in the fair value measurement classified as Level 2

The financial assets and liabilities measured at fair value classified as Level 2 in the statements of financial position as of December 31, 2013 is as follows:

	Fair value		Valuation techniques	Inputs
	(In millions of Korean won)
Financial assets
Financial assets held for trading
Debt securities	￦	4,665,193	DCF Model	Discount rate
Equity securities		773,709	DCF Model, Net Asset Value	Discount rate, Fair value of underlying asset

Sub-total		5,438,902

Financial assets designated at fair value through profit or loss
Equity securities		115,778	DCF Model	Discount rate
Derivative linked securities		12,030	Monte Carlo Simulation	Price of the underlying asset, Interest rates, Volatility of the underlying asset, Correlation of the underlying assets

Sub-total		127,808

Derivatives held for trading		1,630,940	DCF Model, Closed Form, FDM	Discount rate, Volatility, Foreign exchange rate, Stock price and others
Derivatives held for hedging		138,077	DCF Model, Closed Form, FDM	Discount rate, Volatility, Foreign exchange rate and others
Available-for-sale financial assets
Debt securities		9,175,742	DCF Model	Discount rate
Equity securities		254,464	DCF Model, Net Asset Value	Discount rate, Fair value of underlying asset

Sub-total		9,430,206

Total financial assets	￦	16,765,933

Financial liabilities
Derivatives held for trading	￦	1,538,374	DCF Model, Closed Form, FDM	Discount rate, Volatility, Foreign exchange rate, Stock price and others
Derivatives held for hedging		206,468	DCF Model, Closed Form, FDM	Discount rate, Volatility, Foreign exchange rate and others

Total financial liabilities	￦	1,744,842

Fair value hierarchy of financial assets and liabilities whose the fair values are disclosed

The fair value hierarchy of financial assets and liabilities which the fair value is disclosed as of December 31, 2013 is as follows:

	2013
	Fair value hierarchy
	Level 1		Level 2		Level 3		Total
	(In millions of Korean won)
Financial assets
Cash and due from financial institutions(1)	￦	2,698,018	￦	10,555,993	￦	1,539,592	￦	14,793,603
Loans		—		—		219,319,406		219,319,406
Held-to-maturity financial assets		3,535,217		9,851,745		—		13,386,962
Other financial assets(2)		—		—		6,251,679		6,251,679

Total financial assets	￦	6,233,235	￦	20,407,738	￦	227,110,677	￦	253,751,650

Financial liabilities
Deposits(1)	￦	—	￦	72,839,365	￦	128,288,906	￦	201,128,271
Debts(1)		—		156,349		13,942,220		14,098,569
Debentures		—		27,752,493		468,703		28,221,196
Other financial liabilities(2)		—		—		13,262,946		13,262,946

Total financial liabilities	￦	—	￦	100,748,207	￦	155,962,775	￦	256,710,982

(1)	The amounts included in Level 2 are the carrying amounts which are reasonable approximation of the fair values.
(2)	The ￦6,251,679 million of other financial assets and ￦13,261,041 million of other financial liabilities included in Level 3 are the carrying amounts which are reasonable approximation of fair values.

Valuation techniques and the inputs used in the fair value measurement

The valuation techniques and the inputs of financial assets and liabilities which are disclosed by the carrying amounts because it is a reasonable approximation of fair value are not subject to be disclosed.

The valuation techniques and the inputs of financial assets and liabilities whose the fair values are disclosed and classified as Level 2 as of December 31, 2013, are as follows:

	Fair value		Valuation technique	Inputs
	(In millions of Korean won)
Financial assets
Held-to-maturity financial assets	￦	9,851,745	DCF Model	Discount rate
Financial liabilities
Debentures	￦	27,752,493	DCF Model	Discount rate

The valuation techniques and the inputs of financial assets and liabilities whose the fair values are disclosed and classified as Level 3 as of December 31, 2013, are as follows:

	Fair value		Valuation technique	Inputs
	(In millions of Korean won)
Financial assets
Cash and due from financial institutions	￦	1,539,592	DCF Model	Credit spread, Other spread
Loans		219,319,406	DCF Model	Credit spread, Other spread, Prepayment rate

Total financial assets	￦	220,858,998

Financial liabilities
Deposits	￦	128,288,906	DCF Model	Other spread, Prepayment rate
Debts		13,942,220	DCF Model	Other spread
Debentures		468,703	DCF Model	Other spread, Implied default probability
Other financial liabilities		1,905	DCF Model	Other spread

Total financial liabilities	￦	142,701,734

6.2 Level 3 of the fair value hierarchy disclosure

6.2.1 Valuation policy and process of Level 3 Fair value

The Group uses the value of external, independent and qualified valuers or the value of internal valuation models to determine the fair value of the Group’s assets at the end of every financial year.

Where a reclassification between the levels of the fair value hierarchy occurs for a financial asset or liability, the Group’s policy is to recognize such transfers as having occurred at the beginning of the reporting period.

6.2.2 Changes in Level 3 of the fair value hierarchy used in the valuation techniques based on unobservable assumption in the market

Changes in Level 3 of the fair value hierarchy for the years ended December 31, 2012 and 2013, are as follows:

	2012
	Financial assets at fair value through profit or loss				Financial investments		Financial liabilities at fair value through profit or loss		Net derivatives
	Financial assets held for trading		Designated at fair value through profit or loss		Available-for-sale financial assets		Designated at fair value through profit or loss		Derivatives held for trading		Derivatives held for hedging
	(In millions of Korean won)
Beginning balance	￦	10,826	￦	574,687	￦	1,150,633	￦	(837,206)	￦	(10,805)	￦	(9,610)
Total gains or losses
—Profit or loss		—		120,779		(96,194)		(159,685)		(8,246)		15,935
—Other comprehensive income		—		—		152,368		—		—		—
Purchases		—		129,612		49,700		—		28,163		—
Sales		(10,826)		(647,454)		(59,165)		—		(10,211)		—
Issues		—		—		—		(673,006)		(6,903)		—
Settlements		—		—		—		1,200,759		6,844		(12,860)
Transfers into Level 3		—		—		282,498		—		—		—
Transfers out of Level 3		—		—		(1,501)		—		—		—

Ending balance	￦	—	￦	177,624	￦	1,478,339	￦	(469,138)	￦	(1,158)	￦	(6,535)

	2013
	Financial assets at fair value through profit or loss				Financial investments		Financial liabilities at fair value through profit or loss		Net derivatives
	Financial assets held for trading		Designated at fair value through profit or loss		Available-for-sale financial assets		Designated at fair value through profit or loss		Derivatives held for trading		Derivatives held for hedging
	(In millions of Korean won)
Beginning balance	￦	—	￦	177,624	￦	1,478,339	￦	(469,138)	￦	(1,158)	￦	(6,535)
Total gains or losses
—Profit or loss		—		7,138		(10,180)		(31,379)		(2,007)		(1,229)
—Other comprehensive income		—		—		41,204		—		—		—
Purchases		—		415,876		519,140		—		96		—
Sales		—		(366,710)		(85,191)		—		(2,058)		—
Issues		—		—		—		(1,076,965)		(4,080)		—
Settlements		—		—		—		698,917		17,009		(626)
Transfers into Level 3		—		—		26,979		—		—		—
Transfers out of Level 3		—		—		(308,238)		—		—		—

Ending balance	￦	—	￦	233,928	￦	1,662,053	￦	(878,565)	￦	7,802	￦	(8,390)

In relation to changes in Level 3 of the fair value hierarchy, total gains or losses recognized in profit or loss for the year, and total gains or losses for the year included in profit or loss for financial instruments held at the end of the reporting period in the statements of comprehensive income for the years ended December 31, 2011, 2012 and 2013, are as follows:

	2011
	Net income from financial investments at fair value through profit or loss		Other operating income
	(In millions of Korean won)
Total gains or losses included in profit or loss for the year	￦	60,227	￦	406,389
Total gains or losses for the year included in profit or loss for financial instruments held at the end of the reporting period		18,295		(30,100)

	2012
	Net income from financial investments at fair value through profit or loss		Other operating income
	(In millions of Korean won)
Total gains or losses included in profit or loss for the year	￦	(47,152)	￦	(80,259)
Total gains or losses for the year included in profit or loss for financial instruments held at the end of the reporting period		(18,063)		(83,533)

	2013
	Net income from financial investments at fair value through profit or loss		Other operating income
	(In millions of Korean won)
Total gains or losses included in profit or loss for the year	￦	(26,248)	￦	(11,409)
Total gains or losses for the year included in profit or loss for financial instruments held at the end of the reporting period		(3,285)		(23,948)

6.2.3 Sensitivity analysis of changes in unobservable inputs

Information about fair value measurements using unobservable inputs

	Fair value		Valuation technique	Inputs	Unobservable inputs	Range of unobservable inputs(%)	Relationship of unobservable inputs to fair value
	(In millions of Korean won)
Financial assets
Financial assets designated at fair value through profit or loss
Derivative linked securities	￦	233,928	Monte Carlo Simulation, Closed Form, Hull and White	Price of the underlying asset, Interest rates, Dividend yield, Volatility of the underlying asset, Correlation between underlying asset, Volatility of interest rate, Discount rate	Volatility of the underlying asset	10.99~40.28	The higher the volatility, the higher the fair value
					Correlation between underlying asset	-3.28~57.89	The higher the correlation between underlying asset, the higher the fair value
					Volatility of interest rate	0.48	The higher the volatility, the higher the fair value fluctuation
					Discount rate	2.54~5.32	The lower the discount rate, the higher the fair value

Derivatives held for trading
Stock and index		42,706	DCF Model, Closed Form, FDM, Monte Carlo Simulation	Price of the underlying asset, Interest rates, Volatility of the underlying asset, Correlation of the underlying assets(index of stock prices), Dividend yield, Discount rate	Correlation of the indexes of stock prices	11.43~79.26	The higher the correlation, the higher the fair value fluctuation
					Volatility of the underlying asset	7.1~45.64	The higher the volatility, the higher the fair value fluctuation
					Discount rate	3.46	The lower the discount rate, the higher the fair value

Currency		6,490	DCF Model,	Interest rates, Foreign exchange rate, Loss given default	Loss given default	88.24~94.12	The higher the loss given default, the lower the fair value

Derivatives held for hedging
Interest rate		452	DCF Model, Closed Form, FDM, Monte Carlo Simulation	Interest rates, Correlation of the underlying assets(Interest rates), Foreign exchange rate	Correlation between interest rates	0.03	The higher the correlation, the higher the fair value fluctuation

Available-for-sale financial assets
Debt securities		2,809	DCF Model	Discount rate	Discount rate	8.85	The lower the discount rate, the higher the fair value

	Fair value		Valuation technique	Inputs	Unobservable inputs	Range of unobservable inputs(%)	Relationship of unobservable inputs to fair value
	(In millions of Korean won)
Equity securities		1,659,244	DCF Model, Comparable Company Analysis, Adjusted discount rate method,	Growth rate, Discount rate, Volatility of interest rate, Volatilities of real estate selling price, Liquidation value, Discount rate of cash flows from rent, Net asset value, Stock price index of the comparative company	Growth rate	0.00~1.00	The higher the growth rate, the higher the fair value
					Discount rate	2.86~58.69	The lower the discount rate, the higher the fair value
					Volatility of interest rate	12.37~16.26	The higher the volatility, the higher the fair value fluctuation
					Volatilities of real estate selling price	0.74~0.96	The higher the real estate selling price, the higher the fair value
					Liquidation value	0.00	The higher the liquidation value, the higher the fair value
					Discount rate of cash flows from rent	6.43~12.83	The lower the discount rate of cash flows, the higher the fair value

Total financial assets	￦	1,945,629

Financial liabilities
Financial liabilities designated at fair value through profit or loss
Derivative linked securities	￦	878,565	Closed Form, MonteCarlo Simulation	Price of the underlying asset, Interest rates, Volatility, Correlation, Dividend yield	Correlation of the indexes of stock prices	-3.28~58.28	The higher the correlation between underlying asset, the higher the fair value
					Volatility of the underlying asset	10.99~44.71	The higher the volatility, the higher the fair value fluctuation
Stock and index		41,394	DCF Model, Closed Form, FDM, Monte Carlo Simulation	Price of the underlying asset, Interest rates, Volatility of the underlying asset, Correlation of the underlying assets(index of stock prices), Dividend yield, Volatility of interest rate	Correlation of the indexes of stock prices	16.20~79.26	The higher the correlation, the higher the fair value fluctuation
					Volatility of the underlying asset	10.99~45.64	The higher the volatility, the higher the fair value fluctuation
					Volatility of interest rate	12.37~16.26	The higher the volatility, the higher the fair value fluctuation
Derivatives held for hedging
Interest rate		8,842	DCF Model, Closed Form, FDM, Monte Carlo Simulation	Price of the underlying asset, Interest rates, Volatility of the underlying asset	Volatility of the underlying asset	3.00~5.28	The higher the volatility, the higher the fair value fluctuation

Total financial liabilities	￦	928,801

Sensitivity analysis of changes in unobservable inputs

Sensitivity analysis of financial instruments is performed, to measure favorable and unfavorable changes in the fair value of financial instruments which are affected by the unobservable parameters, using a statistical technique. When the fair value is affected by more than two input parameters, the amounts represent the most favorable or most unfavorable. Amongst Level 3 financial instruments subject to sensitivity analysis are equity-related derivatives, currency-related derivatives and interest rate-related derivatives whose fair value changes are recognized in profit and loss as well as debt securities and unlisted equity securities (including private equity funds) whose fair value changes are recognized in profit and loss or other comprehensive income and loss.

Sensitivity analyses by type of instrument as a result of varying input parameters are as follows:

	2012
	Recognition in profit and loss
	Favorable changes		Unfavorable changes
	(In millions of Korean won)
Financial assets
Financial assets designated at fair value through profit or loss
Derivative linked securities(1)	￦	953	￦	(1,888)
Derivatives held for trading(2)		8,047		(9,451)
Derivatives held for hedging(2)		197		(202)
Available-for-sale financial assets
Debt securities(3)		2,773		(2,731)
Equity securities(4)		402,284		(173,054)

Total financial assets	￦	414,254	￦	(187,326)

Financial liabilities
Financial liabilities designated at fair value through profit or loss(1)	￦	13,843	￦	(7,752)
Derivatives held for trading(2)		3,934		(4,321)
Derivatives held for hedging(2)		176		(169)

Total financial liabilities	￦	17,953	￦	(12,242)

	2013
	Recognition in profit and loss
	Favorable changes		Unfavorable changes
	(In millions of Korean won)
Financial assets
Financial assets designated at fair value through profit or loss
Derivative linked securities(1)	￦	6,188	￦	(8,834)
Derivatives held for trading(2)		6,653		(6,299)
Derivatives held for hedging(2)		0		0
Available-for-sale financial assets
Debt securities(3)		61		(58)
Equity securities(4)		322,444		(121,192)

Total financial assets	￦	335,346	￦	(136,383)

Financial liabilities
Financial liabilities designated at fair value through profit or loss(1)	￦	15,467	￦	(10,330)
Derivatives held for trading(2)		4,596		(4,968)
Derivatives held for hedging(2)		345		(333)

Total financial liabilities	￦	20,408	￦	(15,631)

(1)

For financial assets designated at fair value through profit or loss, the changes in fair value are calculated by shifting principal unobservable input parameters such as stock price fluctuation range of underlying assets by +/- 10%.

(2)

For equity-related derivatives, the changes in fair value are calculated by shifting principal unobservable input parameters such as correlation between the stock price and volatility by +/- 10%. For currency-related derivatives, the changes in fair value are calculated by shifting principal unobservable input parameters such as loss given default by ± 1%. For interest rate-related derivatives, coefficient of correlation between long-term and short-term interest rates or the volatilities of the underlying assets are shifted by +/- 10% to calculate the fair value changes.

(3)	For debt securities, the changes in fair value are calculated by shifting principal unobservable input parameters such as discount rate by +/- 1%.
(4)

For equity securities, the changes in fair value are calculated by shifting principal unobservable input parameters such as correlation between growth rate (0~0.5%) and discount rate, or liquidation value (-1~1%) and discount rate. Sensitivity of fair values to unobservable parameters of private equity fund is practically impossible, but in the case of equity fund composed of real estate, the changes in fair value are calculated by shifting correlation between discount rate of cash flows from rent(-1~1%) and volatilities of real estate price(-1~1%).

6.2.4 Day one gain or loss

If the Group uses a valuation technique that incorporates data not obtained from observable markets for the fair value at initial recognition of financial instruments, there could be a difference between the transaction price and the amount determined using that valuation technique. In these circumstances, the fair value of financial instruments is recognized as the transaction price and the difference is deferred and not recognized in profit or loss, and is amortized by using the straight-line method over the life of the financial instrument. If the fair value of the financial instruments is subsequently determined using observable market inputs, the remaining deferred amount is recognized in profit or loss.

The aggregate difference yet to be recognized in profit or loss at the beginning and end of the period and a reconciliation of changes in the balance of this difference, are as follows:

	2012		2013
	(In millions of Korean won)
Balance at the beginning of the year (A)	￦	4,082	￦	8,652
New transactions (B)		23,677		3,449
Amounts recognized in profit or loss during the year (C= a+b)
a. Amortization		(7,091)		(3,484)
b. Settlement		(12,016)		(4,427)

Balance at the end of the year (A+B+C)	￦	8,652	￦	4,190

6.3 Carrying amounts of financial instruments by category

Financial assets and liabilities are measured at fair value or amortized cost. Measurement policies for each class of financial assets and liabilities are disclosed in Note 3, ‘Significant accounting policies’.

The carrying amounts of financial assets and liabilities by category as of December 31, 2012 and 2013, are as follows:

	2012
	Financial assets at fair value through profit or loss
	Held for trading		Designated at fair value through profit or loss		Loans and receivables		Available- for-sale financial assets		Held-to- Maturity financial assets		Derivatives held for hedging		Total
	(In millions of Korean won)
Financial assets
Cash and due from financial institutions	￦	—	￦	—	￦	10,592,605	￦	—	￦	—	￦	—	￦	10,592,605
Financial assets at fair value through profit or loss		9,207,629		352,090		—		—		—		—		9,559,719
Derivatives		1,907,774		—		—		—		—		183,511		2,091,285
Loans		—		—		213,644,791		—		—		—		213,644,791
Financial investments.		—		—		—		24,211,546		12,255,806		—		36,467,352
Other financial assets		—		—		7,569,596		—		—		—		7,569,596

Total	￦	11,115,403	￦	352,090	￦	231,806,992	￦	24,211,546	￦	12,255,806	￦	183,511	￦	279,925,348

	2012
	Financial liabilities at fair value through profit or loss
	Held for trading		Designated at fair value through profit or loss		Financial liabilities at amortized cost		Derivatives held for hedging		Total
	(In millions of Korean won)
Financial liabilities
Financial liabilities at fair value through profit or loss	￦	1,381,997	￦	469,138	￦	—	￦	—	￦	1,851,135
Derivatives		1,854,216		—		—		200,526		2,054,742
Deposits		—		—		197,346,205		—		197,346,205
Debts		—		—		15,965,458		—		15,965,458
Debentures		—		—		24,270,212		—		24,270,212
Other financial liabilities		—		—		12,185,938		—		12,185,938

Total	￦	3,236,213	￦	469,138	￦	249,767,813	￦	200,526	￦	253,673,690

	2013
	Financial assets at fair value through profit or loss
	Held for trading		Designated at fair value through profit or loss		Loans and receivables		Available-for-sale financial assets		Held-to-Maturity financial assets		Derivatives held for hedging		Total
	(In millions of Korean won)
Financial assets
Cash and due from financial institutions	￦	—	￦	—	￦	14,792,654	￦	—	￦	—	￦	—	￦	14,792,654
Financial assets at fair value through profit or loss		8,967,006		361,736		—		—		—		—		9,328,742
Derivatives		1,680,880		—		—		—		—		138,529		1,819,409
Loans		—		—		219,001,356		—		—		—		219,001,356
Financial investments		—		—		—		21,832,104		13,016,991		—		34,849,095
Other financial assets		—		—		6,251,679		—		—		—		6,251,679

Total	￦	10,647,886	￦	361,736	￦	240,045,689	￦	21,832,104	￦	13,016,991	￦	138,529	￦	286,042,935

	2013
	Financial liabilities at fair value through profit or loss
	Held for trading		Designated at fair value through profit or loss		Financial liabilities at amortized cost		Derivatives held for hedging		Total
	(In millions of Korean won)
Financial liabilities
Financial liabilities at fair value through profit or loss	￦	236,637	￦	878,565	￦	—	￦	—	￦	1,115,202
Derivatives		1,580,029		—		—		215,310		1,795,339
Deposits		—		—		200,882,064		—		200,882,064
Debts		—		—		14,101,331		—		14,101,331
Debentures		—		—		27,039,534		—		27,039,534
Other financial liabilities		—		—		13,262,914		—		13,262,914

Total	￦	1,816,666	￦	878,565	￦	255,285,843	￦	215,310	￦	258,196,384

6.4 Transfer of financial assets

Transferred financial assets that are derecognized in their entirety

The Group transferred loans and other financial assets that are derecognized in their entirety to SPEs, while the maximum exposure to loss (carrying amount) from its continuing involvement in the derecognized financial assets as of December 31, 2012 and 2013, are as follows:

	2012
	Type of continuing involvement	Classification of financial instruments	Carrying amount of continuing involvement
	(In millions of Korean won)
KR ABS Co., Ltd. (1)	Senior debt	Loans and receivables	￦	21,288
	Mezzanine/subordinate debt	Available-for-sale financial assets		43,143

		Total	￦	64,431

(1)	Recognized net loss from transferring loans to the SPEs amounts to ￦22,734 million.

	2013
	Type of continuing involvement	Classification of financial instruments	Carrying amount of continuing involvement in statement of financial position		Fair value of continuing involvement
	(In millions of Korean won)
KR ABS Co., Ltd.	Mezzanine/subordinate debt	Available-for-sale financial assets	￦	11,434	￦	11,434
KR ABS Second Co., Ltd.(1)	Senior debt	Loans and receivables		26,065		26,227
	Subordinate debt	Available-for-sale financial assets		33,017		33,017
EAK ABS Co., Ltd.(2)	Subordinate debt	Available-for-sale financial assets		35,020		35,020
AP ABS First Co., Ltd.(3)	Senior debt	Loans and receivables		67,326		67,353
	Subordinate debt	Available-for-sale financial assets		16,669		16,669
Discovery ABS First Co., Ltd.(4)	Senior debt	Loans and receivables		23,494		23,547
	Subordinate debt	Available-for-sale financial assets		21,454		21,454

		Total	￦	234,479	￦	234,721

(1)	Recognized net loss from transferring loans to the SPEs amounts to ￦24,589 million.
(2)	Recognized net loss from transferring loans to the SPEs amounts to ￦2,480 million.
(3)	Recognized net loss from transferring loans to the SPEs amounts to ￦18,556 million.
(4)	Recognized net loss from transferring loans to the SPEs amounts to ￦37,975 million.
(5)

In addition to the above, there were gains from the transfer of non-performing loans to the National Happiness Fund (‘the Fund’) amounting to ￦ 57,826 million as of December 31, 2013. According to the agreement with the Fund, where the recovered amounts exceed the consideration paid by the Fund for the non-performing loans, the excess amount is to be reimbursed to the Group.

Transferred financial assets that are not derecognized in their entirety

The Group securitized the loans and received the subordinated debts as part of consideration related to the securitization to provide credit enhancements to other senior debtors, and this transaction was recognized by the Group as collateralized debts. The liabilities and related securitized assets as of December 31, 2012 and 2013, are as follows:

	2012
					Liabilities arising from asset-backed securities
	Carrying amount of assets (Underlying assets)		Carrying amount of the associated liabilities (Senior debentures)		Fair value of assets (Underlying assets)		Fair value of the associated liabilities (Senior debentures)		Net Position
	(In millions of Korean won)
KB Mortgage Loan First Securitization Specialty Co., Ltd	￦	361,668	￦	249,668	￦	361,668	￦	250,835	￦	110,833
KAMCO Value Recreation Third Securitization Specialty Co., Ltd		9,247		3,258		9,247		3,258		5,989
KH First Co., Ltd.(1)		99,762		101,000		—		—		—
KB Kookmin Card First Securitization Co., Ltd.(1)		601,924		319,664		—		—		—
Wise Mobile First Securitization Specialty(1)		533,936		569,170		—		—		—

	2013
					Liabilities arising from asset-backed securities
	Carrying amount of assets (Underlying assets)		Carrying amount of the associated liabilities (Senior debentures)		Fair value of assets (Underlying assets)		Fair value of the associated liabilities (Senior debentures)		Net Position
	(In millions of Korean won)
KB Mortgage Loan First Securitization Specialty Co., Ltd	￦	295,679	￦	193,062	￦	295,679	￦	192,972	￦	102,707
KAMCO Value Recreation Third Securitization Specialty Co., Ltd		8,291		1,958		8,291		1,958		6,333
KH First Co., Ltd.(1)		99,763		100,900		—		—		—
KB Kookmin Card First Securitization Co., Ltd.(1)		568,916		315,845		—		—		—
Wise Mobile First Securitization Specialty (1)		289,873		329,785		—		—		—
Wise Mobile Second Securitization Specialty(1)		318,814		374,733		—		—		—
Wise Mobile Third Securitization Specialty (1)		292,321		343,736		—		—		—
Wise Mobile Fourth Securitization Specialty (1)		186,268		199,802		—		—		—
Wise Mobile Fifth Securitization Specialty (1)		320,538		339,631		—		—		—
Wise Mobile Sixth Securitization Specialty (1)		342,478		359,534		—		—		—
Wise Mobile Seventh Securitization Specialty (1)		328,685		349,485		—		—		—

(1)

According to purchase agreements with third-party investors, the Group provides purchase commitments to third-party investors over the associated liabilities. Furthermore, as the third-party investors also have right of recourse to the asset-backed security, the Group did not disclose the fair value of the above liabilities.

Securities under repurchase agreements and loaned securities

In contracts such as repurchase agreements and securities lending transactions, the Group continues to recognize the financial assets on the statements of financial position since it transfers the financial assets but those transactions are not qualified for derecognition. A financial asset is sold under a reverse repurchase agreement to repurchase the same asset at a fixed price, or loaned under a securities lending agreement to be returned the same asset. Thus, the Group retains substantially all the risks and rewards of ownership of the financial asset.

The transferred assets amount and related amount of liabilities as of December 31, 2012 and 2013, are as follows:

	2012
	Carrying amount of transferred assets		Carrying amount of related liabilities
	(In millions of Korean won)
Reverse repurchase, securities lending and similar agreements	￦	1,068,690	￦	1,003,348
Loaned securities
Government bond		228,912		—
Stock		43,543		—

Total	￦	1,341,145	￦	1,003,348

	2013
	Carrying amount of transferred assets		Carrying amount of related liabilities
	(In millions of Korean won)
Reverse repurchase, securities lending and similar agreements	￦	649,309	￦	608,156
Loaned securities
Government bond		527,427		—
Stock		14,296		—

Total	￦	1,191,032	￦	608,156

6.5 Offsetting financial assets and financial liabilities

The Group enters into International Derivatives Swaps and Dealers Association (“ISDA”) master netting agreements and other arrangements with the Group’s derivative and spot exchange counterparties. Similar netting agreements are also entered into with the Group’s reverse repurchase, securities and others. Pursuant to these agreements, in the event of default by one party, contracts are to be terminated and receivables and payables are to be offset. Further, as the law allows for the right to offset, domestic uncollected receivables balances and domestic accrued liabilities balances are shown in its net settlement balance in the statement of consolidated financial position.

The details of the Group’s recognized financial assets subject to enforceable master netting arrangement or similar agreement by type as of December 31, 2012 and 2013, are as follows:

	2012
	Gross amounts of recognized financial assets		Gross amounts of recognized financial liabilities offset in the statement of financial position		Net amounts of financial assets presented in the statement of financial position		Non-offsetting amount				Net amount
							Financial instruments		Cash collateral received
	(In millions of Korean won)
Derivatives held for trading	￦	1,811,797	￦	—	￦	1,811,797	￦	(1,364,967)	￦	(28,624)	￦	418,206
Derivatives held for hedging		183,511		—		183,511		(32,716)		—		150,795
Receivable spot exchange		1,929,721		—		1,929,721		(1,929,438)		—		283
Reverse repurchase, securities borrowing and similar agreements(1)		3,635,071		—		3,635,071		(3,531,000)		(104,071)		—
Other financial instruments		18,078,061		(15,757,167)		2,320,894		—		—		2,320,894

Total	￦	25,638,161	￦	(15,757,167)	￦	9,880,994	￦	(6,858,121)	￦	(132,695)	￦	2,890,178

	2013
	Gross amounts of recognized financial assets		Gross amounts of recognized financial liabilities offset in the statement of financial position		Net amounts of financial assets presented in the statement of financial position		Non-offsetting amount				Net amount
							Financial instruments		Cash collateral received
	(In millions of Korean won)
Derivatives held for trading	￦	1,593,909	￦	—	￦	1,593,909	￦	(1,190,301)	￦	(1,850)	￦	401,758
Derivatives held for hedging		138,028		—		138,028		(36,133)		—		101,895
Receivable spot exchange		2,256,532		—		2,256,532		(2,255,085)		—		1,447
Reverse repurchase, securities borrowing and similar agreements(1)		4,173,200		—		4,173,200		(4,173,200)		—		—
Other financial instruments		16,475,869		(15,637,526)		838,343		—		—		838,343

Total	￦	24,637,538	￦	(15,637,526)	￦	9,000,012	￦	(7,654,719)	￦	(1,850)	￦	1,343,443

(1)	Includes a portion of the securities loaned.

The details of the Group’s recognized financial liabilities subject to enforceable master netting arrangement or similar agreement by type as of December 31, 2012 and 2013, are as follows:

	2012
	Gross amounts of recognized financial liabilities		Gross amounts of recognized financial assets offset in the statement of financial position		Net amounts of financial liabilities presented in the statement of financial position		Non-offsetting amount				Net amount
							Financial instruments		Cash collateral received
	(In millions of Korean won)
Derivatives held for trading	￦	1,849,256	￦	—	￦	1,849,256	￦	(1,278,931)	￦	—	￦	570,325
Derivatives held for hedging		200,526		—		200,526		(18,161)		—		182,365
Payable spot exchange		1,929,931		—		1,929,931		(1,929,438)		—		493
Reverse repurchase securities lending and similar agreements(1),(2)		2,345,166		—		2,345,166		(2,345,166)		—		—
Other financial instruments		16,029,986		(15,757,167)		272,819		(151,090)		—		121,729

Total	￦	22,354,865	￦	(15,757,167)	￦	6,597,698	￦	(5,722,786)	￦	—	￦	874,912

	2013
	Gross amounts of recognized financial liabilities		Gross amounts of recognized financial assets offset in the statement of financial position		Net amounts of financial liabilities presented in the statement of financial position		Non-offsetting amount				Net amount
							Financial instruments		Cash collateral received
	(In millions of Korean won)
Derivatives held for trading	￦	1,579,878	￦	—	￦	1,579,878	￦	(992,164)	￦	—	￦	587,714
Derivatives held for hedging		204,642		—		204,642		(16,320)		—		188,322
Payable spot exchange		2,256,147		—		2,256,147		(2,255,085)		—		1,062
Reverse repurchase securities lending and similar agreements(1),(2)		804,726		—		804,726		(804,726)		—		—
Other financial instruments		16,754,401		(15,637,526)		1,116,875		(946,800)		—		170,075

Total	￦	21,599,794	￦	(15,637,526)	￦	5,962,268	￦	(5,015,095)	￦	—	￦	947,173

(1)	Includes repurchase agreements sold to customers
(2)	Includes a portion of securities sold

7. Due from financial institutions

The details of due from financial institutions as of December 31, 2012 and 2013, are as follows:

		Financial Institutions	Interest rate(%)	2012		2013
				(In millions of Korean won)
Due from financial institutions in Korean won	Due from Bank of Korea	Bank of Korea	0.00~2.77	￦	3,095,038	￦	6,717,697
	Due from banking institutions	Hana Bank and others	0.00~7.15		577,045		636,837
	Due from others	Samsung Securities Co., Ltd. and others	0.10~2.93		3,177,727		3,203,452

					6,849,810		10,557,986

Due from financial institutions in foreign currencies	Due from banks in foreign currencies	Bank of Korea and others	0.00~0.15		385,798		855,388
	Time deposits in foreign currencies	China Citi Bank and others	0.15~3.87		448,349		657,408
	Due from others	Bank of Japan and others	—		58,540		23,321

					892,687		1,536,117

				￦	7,742,497	￦	12,094,103

Due from financial institutions, classified by type of financial institution as of December 31, 2012 and 2013, are as follows:

	2012
	In Korean won		In foreign currencies		Total
	(In millions of Korean won)
Bank of Korea	￦	3,095,038	￦	120,143	￦	3,215,181
Other banking institutions		577,045		738,310		1,315,355
Other financial institutions		3,177,727		34,234		3,211,961

Total	￦	6,849,810	￦	892,687	￦	7,742,497

	2013
	In Korean won		In foreign currencies		Total
	(In millions of Korean won)
Bank of Korea	￦	6,717,697	￦	410,328	￦	7,128,025
Other banking institutions		636,837		1,105,842		1,742,679
Other financial institutions		3,203,452		19,947		3,223,399

Total	￦	10,557,986	￦	1,536,117	￦	12,094,103

Restricted due from financial institutions as of December 31, 2012 and 2013, are as follows:

		Financial Institutions	2012		2013		Reason for restriction
			(In millions of Korean won)
Due from financial institutions in Korean won	Due from Bank of Korea	Bank of Korea	￦	3,095,038	￦	6,717,697	Bank of Korea Act
	Due from Banking institution	Hana Bank and others		248,603		342,469	Agreement for allocation of deposit
	Due from others	The Korea Exchange and others		152,908		102,460	Market entry deposit and others

			￦	3,496,549	￦	7,162,626

Due from financial institutions in foreign currencies	Due from banks in foreign currencies	Bank of Korea and others	￦	128,811	￦	482,296	Bank of Korea Act and others
	Time deposit in foreign currencies	Itau Unibanco S.A NY Branch		6,962		10,553	Bank Act of the State of New York
	Due from others	Ong First Tradition Pte. and others		11,065		10,428	Derivatives margin account and others

				146,838		503,277

			￦	3,643,387	￦	7,665,903

8. Assets pledged as collaterals

The details of assets pledged as collaterals as of December 31, 2012 and 2013, are as follows:

		2012
Assets pledged	Pledgee	Carrying amount		Collateralized amount		Reason of pledge
		(In millions of Korean won)
Due from financial institutions	Korea Federation of Savings Banks and others	￦	89,000	￦	89,000	Borrowings from Bank and others

Financial assets held for trading	Korea Securities Depository and others		321,454		306,194	Reverse repurchase securities lending and similar agreements
	Korea Securities Depository and others		1,440,316		1,338,186	Securities lending transactions
	Samsung Futures Inc. and others		80,583		72,801	Derivatives transactions
	Others		18,917		17,945	Others

	Sub-total		1,861,270		1,735,126

Available-for-sale financial assets	Samsung Futures Inc. and others		3,447		3,213	Derivatives transactions
	Others		400		400	Others

	Sub-total		3,847		3,613

Held-to-maturity financial assets	Korea Securities Depository and others		3,602,681		3,602,000	Reverse repurchase securities lending and similar agreements
	Bank of Korea		965,072		960,000	Borrowings from Bank of Korea
	Bank of Korea		781,389		776,800	Settlement risk of Bank of Korea
	Samsung Futures Inc. and others		266,113		266,000	Derivatives transactions
	Others		1,249,441		1,220,500	Others

	Sub-total		6,864,696		6,825,300

Mortgage loans	Others		1,058,470		1,054,834	Covered Bond

Total		￦	9,877,283	￦	9,707,873

		2013
Assets pledged	Pledgee	Carrying amount		Collateralized amount		Reason of pledge
		(In millions of Korean won)
Due from financial institutions	Korea Federation of Savings Banks and others	￦	238,901	￦	238,901	Borrowings from Bank and others
Financial assets held for trading	Korea Securities Depository and others		336,154		329,391	Reverse repurchase securities lending and similar agreements
	Korea Securities Depository and others		446,126		393,981	Securities lending transactions
	Samsung Futures Inc. and others		15,570		14,589	Derivatives transactions

	Sub-total		797,850		737,961

Available-for-sale financial assets	Korea Securities Depository and others		45,771		45,145	Securities lending transactions
	Samsung Futures Inc. and others		33,317		31,746	Derivatives transactions
	Others		15,100		14,370	Others

	Sub-total		94,188		91,261

Held-to-maturity financial assets	Korea Securities Depository and others		3,577,052		3,572,000	Reverse repurchase securities lending and similar agreements
	Bank of Korea		617,250		610,000	Borrowings from Bank of Korea
	Bank of Korea		956,284		946,800	Settlement risk of Bank of Korea
	Samsung Futures Inc. and others		325,616		325,521	Derivatives transactions
	Others		258,615		258,500	Others

	Sub-total		5,734,817		5,712,821

Mortgage loans	Others		846,000		843,127	Covered Bond

Total		￦	7,711,756	￦	7,624,071

The fair value of collateral available to sell or repledge, and collateral sold or repledged, regardless of debtor’s default, as of December 31, 2012 and 2013, are as follows:

	2012
	Fair value of collateral held		Fair value of collateral sold or repledged		Total
	(In millions of Korean won)
Securities	￦	3,609,354	￦	—	￦	3,609,354

Total	￦	3,609,354	￦	—	￦	3,609,354

	2013
	Fair value of collateral held		Fair value of collateral sold or repledged		Total
	(In millions of Korean won)
Securities	￦	4,258,909	￦	—	￦	4,258,909

Total	￦	4,258,909	￦	—	￦	4,258,909

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

The details of derivative financial instruments for trading as of December 31, 2012 and 2013, are as follows:

	2012
	Notional amount		Assets		Liabilities
	(In millions of Korean won)
Interest rate
Futures(1)	￦	1,609,679	￦	—	￦	—
Swaps		147,924,098		838,454		948,697
Options		10,715,347		79,942		78,149

Sub-total		160,249,124		918,396		1,026,846

Currency
Forwards		17,280,288		264,578		328,505
Futures(1)		602,051		974		7
Swaps		14,879,808		576,857		427,227
Options		334,912		3,215		2,638

Sub-total		33,097,059		845,624		758,377

Stock and index
Futures(1)		174,997		—		—
Swaps		355,995		18,056		6,879
Options		1,938,069		56,376		60,952

Sub-total		2,469,061		74,432		67,831

Commodity
Futures(1)		3,856		88		2

Sub-total		3,856		88		2

Other		60,000		69,234		1,160

Total	￦	195,879,100	￦	1,907,774	￦	1,854,216

	2013
	Notional amount		Assets		Liabilities
	(In millions of Korean won)
Interest rate
Futures(1)	￦	928,684	￦	—	￦	—
Swaps		141,275,150		582,544		639,695
Options		8,285,091		45,063		85,906

Sub-total		150,488,925		627,607		725,601

Currency
Forwards		23,055,704		241,804		289,629
Futures(1)		415,560		219		15
Swaps		17,414,405		693,116		503,663
Options		273,745		2,428		1,492

Sub-total		41,159,414		937,567		794,799

Stock and index
Futures(1)		136,624		—		95
Swaps		477,143		17,565		15,168
Options		1,982,455		30,006		35,118

Sub-total		2,596,222		47,571		50,381

Commodity
Futures(1)		2,024		121		—

Sub-total		2,024		121		—

Other		60,000		68,014		9,248

Total	￦	194,306,585	￦	1,680,880	￦	1,580,029

(1)	A gain or loss from daily mark-to-market futures is reflected in the margin accounts.

Fair value hedge

The details of derivatives designated as fair value hedging instruments as of December 31, 2012 and 2013, are as follows:

	2012
	Notional amount		Assets		Liabilities
	(In millions of Korean won)
Interest rate
Swaps	￦	1,921,251	￦	180,719	￦	6,642
Currency
Swaps		1,071,100		—		183,929
Other		140,000		2,348		2,658

Total	￦	3,132,351	￦	183,067	￦	193,229

	2013
	Notional amount		Assets		Liabilities
	(In millions of Korean won)
Interest rate
Swaps	￦	1,951,013	￦	137,445	￦	—
Currency
Futures		42,048		502		—
Swaps		1,055,300		—		195,800
Other		140,000		—		8,842

Total	￦	3,188,361	￦	137,947	￦	204,642

Gains and losses from fair value hedging instruments and hedged items attributable to the hedged risk for the years ended December 31, 2011, 2012 and 2013, are as follows:

	2011		2012		2013
	(In millions of Korean won)
Gains(losses) on hedging instruments	￦	108,507	￦	(14,654)	￦	(48,545)
Gains(losses) on the hedged item attributable to the hedged risk		(84,914)		37,641		81,428

Total	￦	23,593	￦	22,987	￦	32,883

Cash flow hedge

The details of derivatives designated as cash flow hedging instruments as of December 31, 2012 and 2013, are as follows:

	2012
	Notional amount		Assets		Liabilities
	(In millions of Korean won)
Interest rate
Swaps	￦	1,065,000	￦	444	￦	7,013
Currency
Swaps		321,330		—		284

Total	￦	1,386,330	￦	444	￦	7,297

	2013
	Notional amount		Assets		Liabilities
	(In millions of Korean won)
Interest rate
Swaps	￦	1,403,000	￦	582	￦	4,902
Currency
Swaps		316,590		—		5,766

Total	￦	1,719,590	￦	582	￦	10,668

Gains and losses from cash flow hedging instruments and hedged items attributable to the hedged risk for the years ended December 31, 2011, 2012 and 2013, are as follows:

	2011		2012		2013
	(In millions of Korean won)
Gains(losses) on hedging instruments	￦	21,631	￦	(27,006)	￦	(3,068)
Gains(losses) on the hedged item attributable to the hedged risk		21,631		(26,838)		(2,990)

Ineffectiveness recognized in profit or loss	￦	—	￦	(168)	￦	(78)

Amounts recognized in other comprehensive income and reclassified from equity to profit or loss for the years ended December 31, 2011, 2012 and 2013, are as follows:

	2011		2012		2013
	(In millions of Korean won)
Amount recognized in other comprehensive income	￦	21,631	￦	(26,838)	￦	(2,990)
Amount reclassified from equity to profit or loss		(23,193)		25,000		5,227
Tax effect		241		1,025		(619)

Total	￦	(1,321)	￦	(813)	￦	1,618

10. Loans

Loans as of December 31, 2012 and 2013, are as follows:

	2012		2013
	(In millions of Korean won)
Loans	￦	216,487,114	￦	221,439,295
Deferred loan origination fees and costs		426,336		423,245
Less: Allowances for loan losses		(3,268,659)		(2,861,184)

Carrying amount	￦	213,644,791	￦	219,001,356

Loans to banks as of December 31, 2012 and 2013, are as follows:

	2012		2013
	(In millions of Korean won)
Loans	￦	4,397,742	￦	6,335,056
Less: Allowances for loan losses		(9)		(25)

Carrying amount	￦	4,397,733	￦	6,335,031

Loans to customers other than banks as of December 31, 2012 and 2013, consist of:

	2012
	Retail		Corporate		Credit card		Total
	(In millions of Korean won)
Loans in Korean won	￦	102,234,562	￦	83,653,562	￦	—	￦	185,888,124
Loans in foreign currencies		71,974		3,466,302		—		3,538,276
Domestic import usance bills		—		3,595,143		—		3,595,143
Off-shore funding loans		—		753,885		—		753,885
Call loans		—		1,193,334		—		1,193,334
Bills bought in Korean won		—		30,343		—		30,343
Bills bought in foreign currencies		—		2,522,110		—		2,522,110
Guarantee payments under payment guarantee		—		45,154		—		45,154
Credit card receivables in Korean won		—		—		11,871,313		11,871,313
Credit card receivables in foreign currencies		—		—		2,538		2,538
Reverse repurchase agreements		—		1,251,000		—		1,251,000
Privately placed bonds		—		603,667		—		603,667
Factored receivables		1,198,105		22,716		—		1,220,821

Sub-total		103,504,641		97,137,216		11,873,851		212,515,708
Proportion (%)		48.70		45.71		5.59		100.00
Allowances		(687,851)		(2,251,309)		(329,490)		(3,268,650)

Total	￦	102,816,790	￦	94,885,907	￦	11,544,361	￦	209,247,058

	2013
	Retail		Corporate		Credit card		Total
	(In millions of Korean won)
Loans in Korean won	￦	104,920,187	￦	84,596,181	￦	—	￦	189,516,368
Loans in foreign currencies		98,614		2,956,418		—		3,055,032
Domestic import usance bills		—		2,978,478		—		2,978,478
Off-shore funding loans		—		669,603		—		669,603
Call loans		—		696,929		—		696,929
Bills bought in Korean won		—		14,243		—		14,243
Bills bought in foreign currencies		—		1,588,066		—		1,588,066
Guarantee payments under payment guarantee		—		38,318		—		38,318
Credit card receivables in Korean won		—		—		11,782,005		11,782,005
Credit card receivables in foreign currencies		—		—		2,453		2,453
Reverse repurchase agreements		—		1,683,200		—		1,683,200
Privately placed bonds		—		731,706		—		731,706
Factored receivables		2,724,413		46,670		—		2,771,083

Sub-total		107,743,214		95,999,812		11,784,458		215,527,484
Proportion (%)		49.99		44.54		5.47		100.00
Allowances		(580,510)		(1,870,849)		(409,800)		(2,861,159)

Total	￦	107,162,704	￦	94,128,963	￦	11,374,658	￦	212,666,325

The changes in deferred loan origination fees and costs for the years ended December 31, 2012 and 2013, are as follows:

	2012
	Beginning		Increase		Decrease		Others		Ending
	(In millions of Korean won)
Deferred loan origination costs
Loans in Korean won	￦	448,122	￦	321,090	￦	266,700	￦	—	￦	502,512
Other origination costs		201		430		287		—		344

Sub-total		448,323		321,520		266,987		—		502,856

Deferred loan origination fees
Loans in Korean won		43,242		53,166		26,414		—		69,994
Credit card		106		—		106		—		—
Other origination fees		5,104		3,245		1,803		(20)		6,526

Sub-total		48,452		56,411		28,323		(20)		76,520

Total	￦	399,871	￦	265,109	￦	238,664	￦	20	￦	426,336

	2013
	Beginning		Increase		Decrease		Others		Ending
	(In millions of Korean won)
Deferred loan origination costs
Loans in Korean won	￦	502,512	￦	330,202	￦	288,683	￦	(33,130)	￦	510,901
Other origination costs		344		635		602		—		377

Sub-total		502,856		330,837		289,285		(33,130)		511,278

Deferred loan origination fees
Loans in Korean won		69,994		72,822		62,383		(70)		80,363
Other origination fees		6,526		3,872		2,709		(19)		7,670

Sub-total		76,520		76,694		65,092		(89)		88,033

Total	￦	426,336	￦	254,143	￦	224,193	￦	(33,041)	￦	423,245

11. Allowances for Loan Losses

The changes in the allowances for loan losses for the years ended December 31, 2012 and 2013, are as follows:

	2012
	Retail		Corporate		Credit card		Total
	(In millions of Korean won)
Beginning	￦	635,512	￦	2,462,285	￦	350,382	￦	3,448,179
Written-off		(452,639)		(1,203,832)		(540,664)		(2,197,135)
Recoveries from written-off loans		103,363		161,334		185,027		449,724
Sale		(6,082)		(98,865)		—		(104,947)
Provision(1)		401,690		914,516		336,356		1,652,562
Other changes		6,007		15,880		(1,611)		20,276

Ending	￦	687,851	￦	2,251,318	￦	329,490	￦	3,268,659

	2013
	Retail		Corporate		Credit card		Total
	(In millions of Korean won)
Beginning	￦	687,851	￦	2,251,318	￦	329,490	￦	3,268,659
Written-off		(581,100)		(1,146,767)		(404,199)		(2,132,066)
Recoveries from written-off loans		126,651		147,110		141,452		415,213
Sale		(8,483)		(76,413)		435		(84,461)
Provision(1)		361,253		720,136		346,064		1,427,453
Other changes		(5,662)		(24,510)		(3,442)		(33,614)

Ending	￦	580,510	￦	1,870,874	￦	409,800	￦	2,861,184

(1)

Provision for credit losses in statements of comprehensive income also include provision(reversal) for unused commitments and guarantees(Note 23), reversal for financial guarantees contracts(Note 23), and provision for other financial assets(Note 18).

The amounts of written-off loans, over which the Group still has a right to claim against the borrowers and guarantors, are ￦15,105,173 million and ￦15,061,182 million, as of December 31, 2012 and 2013, respectively.

The coverage ratio of allowances for loan losses as of December 31, 2012 and 2013, are as follows:

	2012		2013
	(In millions of Korean won)
Loans	￦	216,913,450	￦	221,862,540
Allowances for loan losses		3,268,659		2,861,184
Ratio (%)		1.51		1.29

12. Financial assets at fair value through profit or loss and Financial investments

The details of financial assets at fair value through profit or loss and financial investments as of December 31, 2012 and 2013, are as follows:

	2012		2013
	(In millions of Korean won)
Financial assets held for trading
Debt securities:
Government and public bonds	￦	2,376,174	￦	2,085,450
Financial bonds		4,018,092		3,265,960
Corporate bonds		1,678,842		1,759,993
Asset-backed securities		105,492		510,159
Others		113,015		204,223
Equity securities:
Stocks		218,227		145,163
Beneficiary certificates		657,948		955,806
Others		39,839		40,252

Total financial assets held for trading		9,207,629		8,967,006

Financial assets designated at fair value through profit or loss
Equity securities:
Beneficiary certificates		159,483		115,778
Derivative linked securities		192,607		245,958

Total financial assets designated at fair value through profit or loss		352,090		361,736

Total financial assets at fair value through profit or loss	￦	9,559,719	￦	9,328,742

	2012		2013
	(In millions of Korean won)
Available-for-sale financial assets
Debt securities:
Government and public bonds	￦	6,256,380	￦	6,925,617
Financial bonds		7,476,233		5,782,234
Corporate bonds		6,605,556		4,997,788
Asset-backed securities		1,399,015		1,208,241
Others		56		19,408
Equity securities:
Stocks		2,142,442		2,366,887
Equity investments and others		109,832		97,937
Beneficiary certificates		222,032		433,992

Total available-for-sale financial assets		24,211,546		21,832,104

Held-to-maturity financial assets
Debts securities:
Government and public bonds		4,449,243		4,357,623
Financial bonds		1,315,417		892,509
Corporate bonds		6,212,850		7,400,085
Asset-backed securities		278,296		366,774

Total held-to-maturity financial assets		12,255,806		13,016,991

Total financial investments	￦	36,467,352	￦	34,849,095

The impairment losses and the reversal of impairment losses in financial investments for the years ended December 31, 2011, 2012 and 2013, are as follows:

	2011
	Impairment		Reversal		Net
	(In millions of Korean won)
Available-for-sale financial assets	￦	(51,072)	￦	—	￦	(51,072)
Held-to-maturity financial assets		(150)		117		(33)

Total	￦	(51,222)	￦	117	￦	(51,105)

	2012
	Impairment		Reversal		Net
	(In millions of Korean won)
Available-for-sale financial assets	￦	280,610	￦	—	￦	280,610
Held-to-maturity financial assets		154		—		154

Total	￦	280,764	￦	—	￦	280,764

	2013
	Impairment		Reversal	Net
	(In millions of Korean won)
Available-for-sale financial assets	￦	163,464	—	￦	163,464
Held-to-maturity financial assets		5	—		5

Total	￦	163,469	—	￦	163,469

13. Investments in associates

Investments in associates as of December 31, 2012 and 2013, are as follows:

	2012
	Ownership	Acquisition cost		Share of net asset amount		Carrying amount		Industry	Location
	(%)	(In millions of Korean won)
Associates
Balhae Infrastructure Fund(1).	12.61	￦	121,817	￦	125,004	￦	125,004	Investment finance	Korea
Korea Credit Bureau Co., Ltd.(1)	9.00		4,500		3,790		3,790	Credit Information	Korea
UAMCO., Ltd.(1)	17.50		85,050		120,916		139,760	Other finance	Korea
JSC Bank CenterCredit
Ordinary share(2),(4)	29.56		954,104		257,996		281,889	Banking	Kazakhstan
Preference share(2)	93.15
KoFC KBIC Frontier Champ 2010-5(PEF)	50.00		32,150		28,761		25,539	Investment finance	Korea
KB Global Star Game & Apps SPAC(1),(4)	0.23		20		48		48	SPAC	Korea
Semiland Co., Ltd	21.32		1,470		2,513		2,513	Manufacture	Korea
Serit Platform Co., Ltd	21.72		1,500		1,517		1,517	Manufacture of communication equipment	Korea
Sehwa Electronics Co., Ltd	20.95		3,508		2,955		2,955	Manufacture of electronic components	Korea
Testian Co., Ltd	47.09		1,018		1,041		1,041	Manufacture of semiconductor equipment	Korea
DS Plant Co., Ltd.(3)	—		—		—		—	Manufacture of machine	Korea
Joam Housing Development Co., Ltd.(1)	15.00		8		(371)		—	Housing	Korea
United PF 1st Recovery Private Equity Fund(1)	17.72		191,617		201,182		195,425	Other finance	Korea
CH Engineering Co., Ltd	41.73		—		107		—	Architectural design and Service	Korea
Evalley Co., Ltd	46.24		—		—		—	Software advisory, development and supply	Korea
Shinla Construction Co., Ltd.(5)	20.24		—		—		—	Specialty construction	Korea
PyungJeon Industries Co.,LTD.(5)	15.65		—		—		—	Specialty construction	Korea
Kores Co., Ltd.(5)	16.01		634		1,384		1,384	Manufacture of automobile parts	Korea
KB GwS Private Securities Investment Trust	26.74		113,880		124,410		120,939	Investment finance	Korea
Incheon Bridge Co., Ltd.(1)	14.99		24,677		1,630		1,630	Operation of Highways and Related facilities	Korea
KB Star office Private real estate Investment Trust No.1	21.05		20,000		20,311		19,898	Investment finance	Korea
KoFC POSCO HANHWA KB shared growth Private Equity Fund	25.00		6,250		5,606		4,983	Investment finance	Korea
NPS KBIC Private Equity Fund No. 1(1)	2.56		3,393		4,160		4,160	Investment finance	Korea
KBIC Private Equity Fund No. 3(1)	2.00		2,050		2,156		2,156	Investment finance	Korea
KB-Glenwood Private Equity Fund 1(1)	0.03		10		10		10	Investment finance	Korea

Total		￦	1,567,656	￦	905,126	￦	934,641

	2013
	Ownership	Acquisition cost		Share of net asset amount		Carrying amount		Industry	Location
	(%)	(In millions of Korean won)
Associates
Balhae Infrastructure Fund(1).	12.61	￦	121,817	￦	124,968	￦	124,968	Investment finance	Korea
Korea Credit Bureau Co., Ltd.(1)	9.00		4,500		4,185		4,185	Credit Information	Korea
UAMCO., Ltd.(1)	17.50		85,050		139,286		150,826	Other finance	Korea
JSC Bank CenterCredit
Ordinary share(2),(4)	29.56
Preference share(2)	93.15		954,104		51,989		68,110	Banking	Kazakhstan
KoFC KBIC Frontier Champ 2010-5(PEF)	50.00		47,580		46,496		45,393	Investment finance	Korea
Semiland Co., Ltd	21.32		1,470		2,639		2,639	Manufacture	Korea
United PF 1st Recovery Private Equity Fund(1)	17.72		191,617		203,618		197,941	Other finance	Korea
CH Engineering Co., Ltd	41.73		—		64		—	Architectural design and Service	Korea
Shinla Construction Co., Ltd	20.24		—		—		—	Specialty construction	Korea
Kores Co., Ltd.(5)	10.39		634		1,925		1,505	Manufacture of automobile parts	Korea
KB GwS Private Securities Investment Trust	26.74		113,880		126,556		123,085	Investment finance	Korea
Incheon Bridge Co., Ltd.(1)	14.99		24,677		(429)		—	Operation of Highways and Related facilities	Korea
Ssangyong Engineering & Construction Co., Ltd.(5)	15.64		28,779		2,490		—	Office and Commercial Building Construction	Korea
KB Star office Private real estate Investment Trust No.1	21.05		20,000		20,347		19,934	Investment finance	Korea
KoFC POSCO HANHWA KB shared growth Private Equity Fund	25.00		14,025		11,620		10,329	Investment finance	Korea
NPS KBIC Private Equity Fund No. 1(1)	2.56		3,393		4,238		4,238	Investment finance	Korea
KBIC Private Equity Fund No. 3(1)	2.00		2,050		2,223		2,223	Investment finance	Korea
KB-Glenwood Private Equity Fund 1(1)	0.03		10		10		10	Investment finance	Korea
Terra Co., Ltd	24.06		—		20		4	Manufacture of Hand-Operated Kitchen Appliances and Metal Ware	Korea

Total		￦	1,613,586	￦	742,245	￦	755,390

(1)

As of December 31, 2012 and 2013, the Group is represented in the governing bodies of its associates. Therefore, the Group has significant influence over the decision-making process relating to their financial and business policies.

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

(3)	The Group’s ownership in DS Plant Co., Ltd. is 21.05% as of December 31, 2012, when the potential voting rights from convertible bond held by the Group are taken into account.
(4)

Fair value of ordinary shares of JSC Bank CenterCredit, reflecting the published market price, as of December 31, 2012 and 2013, are ￦65,821 million and ￦57,476 million, respectively, and fair value of shares of KB Global Star Game & Apps SPAC, reflecting the published market price, as of December 31, 2012, is ￦49 million.

(5)

Where the Group has acquired shares of entities through debt-for-equity swaps, the Group is represented in the creditor council. Therefore, the Group has significant influence over the decision-making process relating to their financial and business policies.

Summarized financial information on associates:

	2012(1)
	Total assets		Total liabilities		Share capital		Equity		Share of net asset amount		Unrealized gains		Consolidated carrying amount
	(In millions of Korean won)
Associates
Balhae Infrastructure Fund	￦	993,838	￦	2,138	￦	993,030	￦	991,700	￦	125,004	￦	—	￦	125,004
Korea Credit Bureau Co., Ltd		55,944		13,834		10,000		42,110		3,790		—		3,790
UAMCO., Ltd		4,906,010		4,215,061		2,430		690,949		120,916		18,844		139,760
JSC Bank CenterCredit		7,824,619		7,142,759		546,794		681,860		257,996		23,893		281,889
KoFC KBIC Frontier Champ 2010-5(PEF).		57,779		257		64,300		57,522		28,761		(3,222)		25,539
KB Global Star Game & Apps SPAC		22,108		1,310		862		20,798		48		—		48
Semiland Co., Ltd		12,472		6,901		985		5,571		2,513		—		2,513
Serit Platform Co., Ltd		8,134		5,585		1,000		2,549		1,517		—		1,517
Sehwa Electronics Co., Ltd		23,255		9,744		1,050		13,511		2,955		—		2,955
Testian Co., Ltd		2,771		1,899		1,030		872		1,041		—		1,041
DS Plant Co., Ltd		10,253		7,530		600		2,723		—		—		—
Joam Housing Development Co., Ltd		117,159		119,632		50		(2,473)		(371)		371		—
United PF 1st Recovery Private Equity Fund		1,153,268		17,886		1,081,400		1,135,382		201,182		(5,757)		195,425
CH Engineering Co., Ltd.(2)		1,088		833		158		255		107		(107)		—
Kores Co., Ltd.(3)		75,750		67,105		11,099		8,645		1,384		—		1,384
KB GwS Private Securities Investment Trust		465,690		503		425,814		465,187		124,410		(3,471)		120,939
Incheon Bridge Co., Ltd		765,522		754,646		164,621		10,876		1,630		—		1,630
KB Star office Private real estate Investment Trust No.1		217,732		121,256		95,000		96,476		20,311		(413)		19,898
KoFC POSCO HANHWA KB shared growth Private Equity Fund		23,337		913		25,000		22,424		5,606		(623)		4,983
NPS KBIC Private Equity Fund No. 1		176,650		14,140		132,541		162,510		4,160		—		4,160
KBIC Private Equity Fund No. 3		101,931		79		102,500		101,852		2,156		—		2,156
KB-Glenwood Private Equity Fund 1		30,632		1,238		31,100		29,394		10		—		10

Total									￦	905,126	￦	29,515	￦	934,641

	2012
	Operating income		Profit (loss)		Other comprehensive income (loss)		Total comprehensive income (loss)		Dividends
	(In millions of Korean won)
Associates
Balhae Infrastructure Fund	￦	67,825	￦	61,514	￦	—	￦	61,514	￦	7,747
Korea Credit Bureau Co., Ltd		47,660		5,019		—		5,019		—
UAMCO., Ltd		599,570		95,828		—		95,828		—
JSC Bank CenterCredit		269,586		(30,343)		(62,892)		(93,235)		3
KoFC KBIC Frontier Champ 2010-5(PEF)		1,870		(6,635)		(124)		(6,759)		—
KB Global Star Game & Apps SPAC		—		280		—		280		—
Semiland Co., Ltd		10,552		774		—		774		10
Serit Platform Co., Ltd		9,998		304		—		304		—
Sehwa Electronics Co., Ltd		14,059		(2,640)		—		(2,640)		—
Testian Co., Ltd		707		80		—		80		—
DS Plant Co., Ltd		10,190		(194)		—		(194)		—
Joam Housing Development Co., Ltd		953		(2,461)		—		(2,461)		—
United PF 1st Recovery Private Equity Fund		98,873		48,040		—		48,040		—
CH Engineering Co., Ltd.(1)		714		(42)		—		(42)		—
Kores Co., Ltd.(3)		72,622		190		—		190		—
KB GwS Private Securities Investment Trust		39,881		39,373		—		39,373		—
Incheon Bridge Co., Ltd		68,711		(29,451)		—		(29,451)		—
KoFC POSCO HANHWA KB shared growth Private Equity Fund		106		(1,900)		(676)		(2,576)		—
KB Star office Private real estate Investment Trust No.1		2,865		1,476		—		1,476		—
NPS KBIC Private Equity Fund No. 1		12,772		11,780		(4,438)		7,342		106
KBIC Private Equity Fund No. 3.		1,982		1,665		—		1,665		—
KB-Glenwood Private Equity Fund 1		(173)		(647)		—		(647)		—

(1)

The amounts included in the financial statements of the associates are adjusted to reflect adjustments made by the entity, such as fair value adjustments made at the time of acquisition and adjustments for differences in accounting policies.

(2)

As the financial statements as of December 31, 2012 are not available, the Group applied the equity method by using the financial statements as of November 30, 2012 and adjusted for the effects of significant transactions or events that occur between the date of those financial statements and the date of the consolidated financial statements.

(3)

As the financial statements as of December 31, 2012 are not available, the Group applied the equity method by using the financial statements as of September 30, 2012 and adjusted for the effects of significant transactions or events that occur between the date of those financial statements and the date of the consolidated financial statements.

As Shinla Construction Co., Ltd. is impaired capital situation as of December 31, 2013, reliable financial information is not available. Therefore, financial information of these associates is not included in the summarized financial information.

	2013(1)
	Total assets		Total liabilities		Share capital		Equity		Share of net asset amount		Unrealized gains		Consolidated carrying amount
	(In millions of Korean won)
Associates
Balhae Infrastructure Fund	￦	993,571	￦	2,157	￦	993,030	￦	991,414	￦	124,968	￦	—	￦	124,968
Korea Credit Bureau Co., Ltd		63,043		16,542		10,000		46,501		4,185		—		4,185
UAMCO., Ltd		4,365,097		3,567,972		2,430		797,125		139,286		11,540		150,826
JSC Bank CenterCredit.		7,083,662		6,903,416		546,794		180,246		51,989		16,121		68,110
KoFC KBIC Frontier Champ 2010-5(PEF)		93,367		375		95,160		92,992		46,496		(1,103)		45,393
Semiland Co., Ltd.		20,753		14,608		1,970		6,145		2,639		—		2,639
United PF 1st Recovery Private Equity Fund		1,159,220		10,092		1,081,400		1,149,128		203,618		(5,677)		197,941
CH Engineering Co., Ltd.(2)		917		763		158		154		64		(64)		—
Kores Co., Ltd.(3)		92,937		80,914		11,099		12,023		1,925		(420)		1,505
Terra Co., Ltd.(3)		1,659		1,576		254		83		20		(16)		4
KB GwS Private Securities Investment Trust		473,946		738		425,814		473,208		126,556		(3,471)		123,085
Incheon Bridge Co., Ltd		740,321		743,182		164,621		(2,861)		(429)		429		—
Ssangyong Engineering & Construction Co., Ltd.(3)		1,359,658		1,343,734		73,045		15,924		2,490		(2,490)		—
KB Star office Private real estate Investment Trust No.1		217,557		120,910		95,000		96,647		20,347		(413)		19,934
KoFC POSCO HANHWA KB shared growth Private Equity Fund		48,192		1,712		56,100		46,480		11,620		(1,291)		10,329
NPS KBIC Private Equity Fund No. 1		174,469		8,911		132,541		165,558		4,238		—		4,238
KBIC Private Equity Fund No. 3		111,270		79		102,500		111,191		2,223		—		2,223
KB-Glenwood Private Equity Fund 1		30,558		1,794		31,100		28,764		10		—		10

Total									￦	742,245	￦	13,145	￦	755,390

	2013
	Operating income		Profit (loss)		Other comprehensive income(loss)		Total comprehensive income(loss)		Dividends
	(In millions of Korean won)
Associates
Balhae Infrastructure Fund	￦	57,754	￦	49,685	￦	—	￦	49,685	￦	6,299
Korea Credit Bureau Co., Ltd		51,571		4,909		—		4,909		—
UAMCO., Ltd		708,035		105,085		—		105,085		—
JSC Bank CenterCredit.		532,768		(497,885)		(5,732)		(503,617)		3
KoFC KBIC Frontier Champ 2010-5(PEF)		3,368		(2,454)		7,064		4,610		—
Semiland Co., Ltd		11,513		649		—		649		11
United PF 1st Recovery Private Equity Fund		152,315		13,769		—		13,769		—
CH Engineering Co., Ltd.(2)		681		(102)		—		(102)		—
Kores Co., Ltd.(3)		100,769		565		2,472		3,037		—
Terra Co., Ltd.(3)		1,422		17		—		17		—
KB GwS Private Securities Investment Trust		76,201		41,247		—		41,247		8,894
Incheon Bridge Co., Ltd		77,311		(13,533)		—		(13,533)		—
Ssangyong Engineering & Construction Co., Ltd.(3)		1,724,742		(314,105)		(8,615)		(322,720)		—
KB Star office Private real estate Investment Trust No.1		16,672		8,490		—		8,490		1,751
KoFC POSCO HANHWA KB shared growth Private Equity Fund		1,685		(8,803)		1,759		(7,044)		—
NPS KBIC Private Equity Fund No. 1		10,206		9,301		(2,113)		7,188		106
KBIC Private Equity Fund No. 3		3,702		3,385		—		3,385		—
KB-Glenwood Private Equity Fund 1		—		(627)		—		(627)		—

(1)

The amounts included in the financial statements of the associates are adjusted to reflect adjustments made by the entity, such as fair value adjustments made at the time of acquisition and adjustments for differences in accounting policies.

(2)

As the financial statements as of December 31, 2013 are not available, the Group applied the equity method by using the financial statements as of November 30, 2013 and adjusted for the effects of significant transactions or events that occur between the date of those financial statements and the date of the consolidated financial statements.

(3)

As the financial statements as of December 31, 2013 are not available, the Group applied the equity method by using the financial statements as of September 30, 2013 and adjusted for the effects of significant transactions or events that occur between the date of those financial statements and the date of the consolidated financial statements.

The changes in investments in associates for the years ended December 31, 2012 and 2013, are as follows:

	2012
	Beginning		Acquisition and others		Disposal		Dividends		Gains (losses)		Other compre- hensive income		Impairment		Ending
	(In millions of Korean won)
Associates
Balhae Infrastructure Fund	￦	128,778	￦	2,660	￦	(6,440)	￦	(7,747)	￦	7,753	￦	—	￦	—	￦	125,004
Korea Credit Bureau Co., Ltd		3,766		—		—		—		354		(330)		—		3,790
UAMCO., Ltd		109,531		—		—		—		30,229		—		—		139,760
JSC Bank CenterCredit(2)		365,059		—		—		(3)		(6,257)		(43,097)		(33,813)		281,889
KoFC KBIC Frontier Champ 2010-5(PEF)		28,831		3,300		—		—		(5,477)		(1,115)		—		25,539
KB Global Star Game & Apps SPAC		48		—		—		—		—		—		—		48
Semiland Co., Ltd		2,247		—		—		(10)		276		—		—		2,513
Serit Platform Co., Ltd		1,451		—		—		—		66		—		—		1,517
Sehwa Electronics Co., Ltd		3,454		—		—		—		(553)		54		—		2,955
Testian Co., Ltd		789		198		—		—		54		—		—		1,041
Joam Housing Development Co., Ltd		—		—		—		—		—		—		—		—
United PF 1st Recovery Private Equity Fund		143,437		43,617		(402)		—		8,773		—		—		195,425
Kores Co., Ltd		—		634		—		—		273		477		—		1,384
KB GwS Private Securities Investment Trust		—		115,745		(1,865)		—		7,059		—		—		120,939
Incheon Bridge Co., Ltd		—		24,677		—		—		(22,916)		(131)		—		1,630
KB Star office Private real estate Investment Trust No.1		—		20,000		—		—		(102)		—		—		19,898
KoFC POSCO HANHWA KB shared growth Private Equity Fund		—		6,250		—		—		(934)		(333)		—		4,983
NPS KBIC Private Equity Fund No. 1		4,079		—		—		(106)		302		(114)		—		4,161
KBIC Private Equity Fund No. 3		2,122		—		—		—		33		—		—		2,155
KB-Glenwood Private Equity Fund 1		10		—		—		—		—		—		—		10

Total	￦	793,602	￦	217,081	￦	(8,707)	￦	(7,866)	￦	18,933	￦	(44,589)	￦	(33,813)	￦	934,641

	2013
	Beginning		Acquisition		Disposal		Dividends		Gains (losses)		Other compre- hensive income		Impairment		Others		Ending
	(In millions of Korean won)
Associates
Balhae Infrastructure Fund	￦	125,004	￦	—	￦	—	￦	(6,299)	￦	6,263	￦	—	￦	—	￦	—	￦	124,968
Korea Credit Bureau Co., Ltd		3,790		—		—		—		395		—		—		—		4,185
UAMCO., Ltd		139,760		—		—		—		11,066		—		—		—		150,826
JSC Bank CenterCredit		281,889		—		—		(3)		(204,312)		(9,464)		—		—		68,110
KoFC KBIC Frontier Champ 2010-5(PEF)		25,539		15,565		(135)		—		4,227		197		—		—		45,393
KB Global Star Game & Apps SPAC		48		—		—		—		1		—		—		(49)		—
Semiland Co., Ltd		2,513		—		—		(11)		137		—		—		—		2,639
Serit Platform Co., Ltd		1,517		—		(1,518)		—		1		—		—		—		—
Sehwa Electronics Co., Ltd		2,955		—		(1,577)		—		(360)		(71)		—		(947)		—
Testian Co., Ltd		1,041		—		(260)		—		(587)		—		—		(194)		—
Joam Housing Development Co., Ltd		—		—		—		—		—		—		—		—		—
United PF 1st Recovery Private Equity Fund		195,425		—		—		—		2,516		—		—		—		197,941
Kores Co., Ltd		1,384		—		—		—		91		450		(420)		—		1,505
KB GwS Private Securities Investment Trust.		120,939		—		—		(8,894)		11,040		—		—		—		123,085
Incheon Bridge Co., Ltd		1,630		—		—		—		(1,630)		—		—		—		—
Ssangyong Engineering & Construction Co., Ltd.(1)		—		28,779		—		—		(8,200)		(1,176)		(19,403)		—		—
KB Star office Private real estate Investment Trust No.1		19,898		—		—		(1,751)		1,787		—		—		—		19,934
KoFC POSCO HANHWA KB shared growth Private Equity Fund		4,983		7,775		—		—		(2,703)		274		—		—		10,329
NPS KBIC Private Equity Fund No. 1		4,160		—		—		(106)		238		(54)		—		—		4,238
KBIC Private Equity Fund No. 3		2,156		—		—		—		67		—		—		—		2,223
KB-Glenwood Private Equity Fund 1		10		—		—		—		—		—		—		—		10
Terra Co., Ltd.(2)		—		—		—		—		4		—		—		—		4

Total	￦	934,641	￦	52,119	￦	(3,490)	￦	(17,064)	￦	(179,959)	￦	(9,844)	￦	(19,823)	￦	(1,190)	￦	755,390

(1)	Impairment recognized on reorganization proceedings filed on December 30, 2013.
(2)

Soundness in the assets of Kazakhstan banks has been deteriorating due to depression of its domestic economy mainly driven by the global credit crunch. The Group recognized impairment loss in investment of JSC Bank CenterCredit because the Group judged the recovery of JSC Bank CenterCredit’s financial soundness to have been delayed and assessed the economic condition in Kazakhstan as not recovering in the near future.

Accumulated unrecognized share of losses in investments in associates due to discontinuation of applying the equity method as of December 31, 2012 and 2013, are as follows:

	2012
	Unrecognized loss		Unrecognized change in equity
	(In millions of Korean won)
CH Engineering Co., Ltd	￦	51	￦	51
Shinla Construction Co., Ltd		60		60
Joam Housing Development Co., Ltd		—		363

	2013
	Unrecognized loss		Unrecognized change in equity
	(In millions of Korean won)
Incheon Bridge Co., Ltd	￦	429	￦	429
CH Engineering Co., Ltd		43		94
Shinla Construction Co., Ltd		41		101

14. Property and Equipment, and Investment Property

The details of property and equipment as of December 31, 2012 and 2013, are as follows:

	2012
	Acquisition cost		Accumulated depreciation		Accumulated impairment losses		Carrying amount
	(In millions of Korean won)
Land	￦	2,012,846	￦	—	￦	(581)	￦	2,012,265
Buildings		1,209,909		(327,370)		(2,661)		879,878
Leasehold improvements		523,039		(467,381)		—		55,658
Equipment and vehicles		1,630,116		(1,488,184)		—		141,932
Construction in-progress		893		—		—		893
Financial lease assets		55,908		(46,141)		—		9,767

Total	￦	5,432,711	￦	(2,329,076)	￦	(3,242)	￦	3,100,393

	2013
	Acquisition cost		Accumulated depreciation		Accumulated impairment losses		Carrying amount
	(In millions of Korean won)
Land	￦	1,991,831	￦	—	￦	—	￦	1,991,831
Buildings		1,219,806		(353,140)		(2,117)		864,549
Leasehold improvements		567,231		(511,207)		—		56,024
Equipment and vehicles		1,642,796		(1,503,257)		—		139,539
Financial lease assets		66,641		(57,741)		—		8,900

Total	￦	5,488,305	￦	(2,425,345)	￦	(2,117)	￦	3,060,843

The changes in property and equipment for the years ended December 31, 2012 and 2013, are as follows:

	2012
	Beginning		Acquisition		Transfers(1)		Disposal		Depreciation(2)		Others		Ending
	(In millions of Korean won)
Land	￦	2,020,681	￦	40	￦	(6,505)	￦	(1,878)	￦	—	￦	(73)	￦	2,012,265
Buildings		895,460		1,806		14,344		(2,667)		(28,820)		(245)		879,878
Leasehold improvements		59,586		4,574		32,591		(272)		(44,007)		3,186		55,658
Equipment and vehicles		195,883		74,921		—		(365)		(128,411)		(96)		141,932
Construction in progress		1,075		49,646		(49,828)		—		—		—		893
Financial lease assets		10,061		12,152		—		—		(12,446)		—		9,767

Total	￦	3,182,746	￦	143,139	￦	(9,398)	￦	(5,182)	￦	(213,684)	￦	2,772	￦	3,100,393

	2013
	Beginning		Acquisition		Transfers[1]		Disposal		Depreciation[2]		Others		Ending
	(In millions of Korean won)
Land	￦	2,012,265	￦	1,405	￦	(21,551)	￦	(214)	￦	—	￦	(74)	￦	1,991,831
Buildings		879,878		3,234		11,056		(281)		(29,094)		(244)		864,549
Leasehold improvements.		55,658		2,687		33,001		(332)		(46,057)		11,067		56,024
Equipment and vehicles		141,932		94,875		247		(434)		(97,119)		38		139,539
Construction in progress		893		51,268		(52,161)		—		—		—		—
Financial lease assets		9,767		10,734		—		—		(11,601)		—		8,900

Total	￦	3,100,393	￦	164,203	￦	(29,408)	￦	(1,261)	￦	(183,871)	￦	10,787	￦	3,060,843

(1)	Including transfers with investment property and assets held for sale.
(2)	Including ￦123 million and ￦71 million recorded in other operating expenses in the statements of comprehensive income for the years ended December 31, 2012 and 2013, respectively.

The changes in accumulated impairment losses of property and equipment for the years ended December 31, 2012 and 2013, are as follows:

2012
Beginning		Impairment		Reversal		Others		Ending
(In millions of Korean won)
￦	(3,242)	￦	—	￦	—	￦	—	￦ (3,242)

2013
Beginning		Impairment		Reversal		Others		Ending
(In millions of Korean won)
￦	(3,242)	￦	—	￦	—	￦	1,125	￦ (2,117)

The details of investment property as of December 31, 2012 and 2013, are as follows:

	2012
	Acquisition cost		Accumulated depreciation		Carrying amount
	(In millions of Korean won)
Land	￦	38,653	￦	—	￦	38,653
Buildings		19,723		(5,402)		14,321

Total	￦	58,376	￦	(5,402)	￦	52,974

	2013
	Acquisition cost		Accumulated depreciation		Carrying amount
	(In millions of Korean won)
Land	￦	94,708	￦	—	￦	94,708
Buildings		78,526		(6,975)		71,551

Total	￦	173,234	￦	(6,975)	￦	166,259

The valuation technique and input variables that are used to measure the fair value of investment property as of December 31, 2013, are as follows:

	2013
	Fair value		Valuation technique	Inputs
	(In millions of Korean won)
Land and buildings	￦	189,534	Cost Approach Method	- Price per square meter - Replacement cost

As of December 31, 2012 and 2013, fair values of the investment properties amount to ￦51,142 million and ￦189,534 million, respectively. The investment properties were measured by qualified independent appraisers with experience in valuing similar properties in the same area. In addition, per the fair value hierarchy on Note 6.1, the fair value hierarchy of all investment properties has been categorized and classified as Level 3.

Rental income from the above investment properties for the years ended December 31, 2012 and 2013, amounts to ￦675 million and ￦4,889 million, respectively.

The changes in investment property for the years ended December 31, 2012 and 2013, are as follows:

	2012
	Beginning		Transfers		Depreciation		Ending
	(In millions of Korean won)
Land	￦	37,451	￦	1,202	￦	—	￦	38,653
Buildings		14,101		685		(465)		14,321

Total	￦	51,552	￦	1,887	￦	(465)	￦	52,974

	2013
	Beginning		Acquisition		Transfers		Depreciation		Ending
	(In millions of Korean won)
Land	￦	38,653	￦	56,055	￦	—	￦	—	￦	94,708
Buildings		14,321		58,554		257		(1,581)		71,551

Total	￦	52,974	￦	114,609	￦	257	￦	(1,581)	￦	166,259

Property and equipment insured as of December 31, 2012 and 2013, are as follows:

		Insurance coverage				Insurance company
Type	Assets insured	2012		2013
		(In millions of Korean won)
General property insurance	Buildings(1)	￦	1,138,216	￦	1,027,420	Samsung Fire & Marine Insurance Co., Ltd. and others
	Leasehold improvements		117,600		121,188
	Equipment and vehicles and others		142,828		139,544

Total		￦	1,398,644	￦	1,288,152

(1)	Buildings include office buildings, investment properties and assets held for sale.

15. Intangible Assets

The details of intangible assets as of December 31, 2012 and 2013, are as follows:

	2012
	Acquisition cost		Accumulated amortization		Accumulated impairment losses		Carrying Amount
	(In millions of Korean won)
Goodwill	￦	244,755	￦	—	￦	(35,157)	￦	209,598
Other intangible assets		786,063		(484,685)		(17,845)		283,533

Total	￦	1,030,818	￦	(484,685)	￦	(53,002)	￦	493,131

	2013
	Acquisition cost		Accumulated amortization		Accumulated impairment losses		Carrying Amount
	(In millions of Korean won)
Goodwill	￦	252,098	￦	—	￦	(46,533)	￦	205,565
Other intangible assets		851,406		(590,550)		(23,217)		237,639

Total	￦	1,103,504	￦	(590,550)	￦	(69,750)	￦	443,204

The details of goodwill as of December 31, 2012 and 2013, are as follows:

	2012				2013
	Acquisition cost		Carrying amount		Acquisition cost		Carrying amount
	(In millions of Korean won)
Housing & Commercial Bank	￦	65,288	￦	65,288	￦	65,288	￦	65,288
KB Cambodia Bank		1,202		1,202		1,202		1,202
KB Investment Securities		70,265		70,265		70,265		58,889
KB Savings Bank Co., Ltd		108,000		72,843		108,000		72,843
Yehansoul Savings Bank Co., Ltd		—		—		7,343		7,343

Total	￦	244,755	￦	209,598	￦	252,098	￦	205,565

The changes in accumulated impairment losses of goodwill for the years ended December 31, 2012 and 2013, are as follows:

2012
Beginning		Impairment		Others		Ending
(In millions of Korean won)
￦	—	￦	35,157	￦	—	￦	35,157

2013
Beginning		Impairment		Others		Ending
(In millions of Korean won)
￦	35,157	￦	11,376	￦	—	￦	46,533

The details of allocating goodwill to cash-generating units and related information for impairment testing as of December 31, 2013, are as follows:

	Housing & Commercial Bank
	Retail Banking		Corporate Banking		KB Cambodia Bank		KB Investment Securities		KB Savings Bank Co., Ltd. and Yehansoul Savings Bank Co., Ltd.		Total
	(In millions of Korean won)
Carrying amounts	￦	49,315	￦	15,973	￦	1,202	￦	58,889	￦	80,186	￦	205,565
Recoverable amount exceeded carrying amount		40,254		2,814,955		21,506		—		730		2,877,445
Discount rate (%)		13.27		13.04		26.25		14.65		13.94
Permanent growth rate (%)		3.00		3.00		3.40		3.00		2.00

Goodwill is allocated to cash-generating units, based on management’s analysis, that are expected to benefit from the synergies of the combination for impairment testing, and cash-generating units consist of an operating segment or units which are not larger than an operating segment. The Group recognized the amount of ￦65,288 million related to goodwill acquired in the merger of Housing & Commercial Bank. Of those respective amounts, the amounts of ￦49,315 million and ￦15,973 million were allocated to the Retail Banking and Corporate Banking, respectively. Cash-generating units to which goodwill has been allocated is tested for impairment annually, and whenever there is an indication that the unit may be impaired, by comparing the carrying amount of the unit, including the goodwill, with the recoverable amount of the unit.

The recoverable amount of a cash-generating unit is measured at the higher of its fair value less costs to sell and its value in use. The fair value less costs to sell is the amount obtainable from the sale in an arm’s length transaction between knowledgeable, willing parties, less the costs of disposal. If it is difficult to measure the amount obtainable from the sale, the Group measures the fair value less costs to sell by reflecting the characteristics of the measured cash-generating unit. If it is not possible to obtain reliable information to measure the fair value less costs to sell, the Group uses the asset’s value in use as its recoverable amount. Value in use is the present value of the future cash flows expected to be derived from an asset or cash-generating unit. The projections of the future cash flows are based on the most recent financial budget approved by management and generally cover a period of five years. The future cash flows after projection period are estimated on the assumption that the future cash flows will increase by 3% for Retail Banking, Corporate Banking, KB Investment Securities, and 3.4% for KB Cambodia Bank and 2.0% for KB Savings Bank Co., Ltd. and Yehansoul Savings Bank Co., Ltd. for every year. The key assumptions used for the estimation of the future cash flows are the market size and the Group’s market share. The discount rate is a pre-tax rate that reflects assumptions regarding risk-free interest rate, market risk premium and the risks specific to the asset for which the future cash flow estimates have not been adjusted.

The details of intangible assets, excluding goodwill, as of December 31, 2012 and 2013, are as follows:

	2012
	Acquisition cost		Accumulated amortization		Accumulated impairment losses		Carrying amount
	(In millions of Korean won)
Industrial property rights	￦	1,436	￦	(1,018)	￦	—	￦	418
Software		576,056		(408,024)		—		168,032
Other intangible assets		185,158		(59,319)		(17,845)		107,994
Finance leases assets		23,413		(16,324)		—		7,089

Total	￦	786,063	￦	(484,685)	￦	(17,845)	￦	283,533

	2013
	Acquisition cost		Accumulated amortization		Accumulated impairment losses		Carrying amount
	(In millions of Korean won)
Industrial property rights	￦	1,405	￦	(936)	￦	—	￦	469
Software		614,124		(500,327)		—		113,797
Other intangible assets		206,427		(67,892)		(23,217)		115,318
Finance leases assets		29,450		(21,395)		—		8,055

Total	￦	851,406	￦	(590,550)	￦	(23,217)	￦	237,639

The changes in intangible assets, excluding goodwill, for the years ended December 31, 2012 and 2013, are as follows:

	2012
	Beginning		Acquisition		Disposal		Transfer		Amortization(1)		Others		Ending
	(In millions of Korean won)
Industrial property rights	￦	106	￦	429	￦	—	￦	—	￦	(102)	￦	(15)	￦	418
Software		216,318		52,576		(280)		—		(100,578)		(4)		168,032
Other intangible assets(2)		100,392		24,541		(3,946)		—		(7,811)		(5,182)		107,994
Finance leases assets		8,416		4,353		—		—		(5,680)		—		7,089

Total	￦	325,232	￦	81,899	￦	(4,226)	￦	—	￦	(114,171)	￦	(5,201)	￦	283,533

	2013
	Beginning		Acquisition		Disposal		Transfer		Amortization(1)		Others		Ending
	(In millions of Korean won)
Industrial property rights	￦	418	￦	190	￦	—	￦	—	￦	(137)	￦	(2)	￦	469
Software		168,032		33,649		—		—		(87,078)		(806)		113,797
Other intangible assets(2)		107,994		34,252		(5,177)		38		(9,122)		(12,667)		115,318
Finance leases assets		7,089		6,036		—		—		(5,070)		—		8,055

Total	￦	283,533	￦	74,127	￦	(5,177)	￦	38	￦	(101,407)	￦	(13,475)	￦	237,639

(1)	Including ￦45 million and ￦31million recorded in other operating expenses in the statements of comprehensive income for the years ended December 31, 2012 and 2013.
(2)	Membership rights of other intangible assets with indefinite useful lives recognized impairment losses because their recoverable amount is lower than their carrying amount.

The changes in accumulated impairment losses on intangible assets, excluding goodwill, for the years ended December 31, 2012 and 2013, are as follows:

	2012
	Beginning	Impairment	Reversal		Disposal and others		Ending
	(In millions of Korean won)
Accumulated impairment losses on intangible assets	￦ (13,926)	￦ (5,166)	￦	72	￦	1,175	￦ (17,845)

	2013
	Beginning	Impairment	Reversal		Disposal and others		Ending
	(In millions of Korean won)
Accumulated impairment losses on intangible assets	￦ (17,845)	￦ (5,763)	￦	24	￦	367	￦ (23,217)

16. Deferred income tax assets and liabilities

The details of deferred income tax assets and liabilities as of December 31, 2012 and 2013, are as follows:

	2012
	Assets		Liabilities		Net amount
	(In millions of Korean won)
Other provisions	￦	139,412	￦	(57)	￦	139,355
Allowances for loan losses		1,144		(2,578)		(1,434)
Impairment losses on property and equipment		2,111		—		2,111
Interest on equity index-linked deposits		722		—		722
Share-based payments		6,191		—		6,191
Provisions for guarantees		50,398		—		50,398
Losses(gains) from valuation on derivative financial instruments		1,593		(39,501)		(37,908)
Present value discount		2,337		(7,081)		(4,744)
Losses(gains) from fair value hedged item		30,802		—		30,802
Accrued interest		—		(80,459)		(80,459)
Deferred loan origination fees and costs		8,745		(94,142)		(85,397)
Gains from revaluation		—		(276,421)		(276,421)
Investments in subsidiaries and others		49,128		(57,388)		(8,260)
Derivative linked securities		161,642		(160,131)		1,511
Others		464,989		(337,327)		127,662

Sub-total		919,214		(1,055,085)		(135,871)
Offsetting of deferred income tax assets and liabilities		(900,782)		900,782		—

Total	￦	18,432	￦	(154,303)	￦	(135,871)

	2013
	Assets		Liabilities		Net amount
	(In millions of Korean won)
Other provisions	￦	113,685	￦	—	￦	113,685
Allowances for loan losses		171		(2,118)		(1,947)
Impairment losses on property and equipment		2,873		—		2,873
Interest on equity index-linked deposits		340		—		340
Share-based payments		8,512		—		8,512
Provisions for guarantees		50,463		—		50,463
Losses(gains) from valuation on derivative financial instruments		1,045		(15,119)		(14,074)
Present value discount		2,554		(6,812)		(4,258)
Losses(gains) from fair value hedged item		16,670		(111)		16,559
Accrued interest		—		(79,656)		(79,656)
Deferred loan origination fees and costs		13,263		(97,532)		(84,269)
Gains from revaluation		—		(276,057)		(276,057)
Investments in subsidiaries and others		74,324		(63,407)		10,917
Derivative linked securities		265,477		(264,024)		1,453
Others		546,499		(337,434)		209,065

Sub-total		1,095,876		(1,142,270)		(46,394)
Offsetting of deferred income tax assets and liabilities		(1,080,454)		1,080,454		—

Total	￦	15,422	￦	(61,816)	￦	(46,394)

Unrecognized deferred income tax assets

No deferred income tax assets have been recognized for the deductible temporary difference of ￦603,097 million associated with investments in subsidiaries and others as of December 31, 2013, because it is not probable that the temporary differences will be reversed in the foreseeable future.

No deferred income tax assets have been recognized for deductible temporary differences of ￦250 million, ￦80,204 million and ￦94,786 million associated with loss on other provisions, SPE repurchase and others, respectively, as of December 31, 2013, due to the uncertainty that these will be realized in the future.

Unrecognized deferred income tax liabilities

No deferred income tax liabilities have been recognized for the taxable temporary difference of ￦118,749 million associated with investment in subsidiaries and associates as of December 31, 2013, due to the following reasons:

•	The Group is able to control the timing of the reversal of the temporary difference.

•	It is probable that the temporary difference will not be reversed in the foreseeable future.

No deferred income tax liabilities have been recognized as of December 31, 2013, for the taxable temporary difference of ￦65,288 million arising from the initial recognition of goodwill from the merger of Housing and Commercial Bank.

The changes in cumulative temporary differences for the years ended December 31, 2012 and 2013, are as follows:

	2012
	Beginning		Decrease		Increase		Ending
	(In millions of Korean won)
Deductible temporary differences
Losses(gains) from fair value hedged item	￦	109,596	￦	109,596	￦	127,281	￦	127,281
Other provisions		470,507		430,917		537,409		576,999
Allowances for loan losses		827		149		4,049		4,727
Impairment losses on property and equipment		12,666		12,666		8,723		8,723
Deferred loan origination fees and costs		204		204		36,136		36,136
Interest on equity index-linked deposits		7,378		7,378		2,985		2,985
Share-based payments		19,359		19,359		25,591		25,591
Provisions for guarantees		311,263		311,263		208,255		208,255
Gains(losses) from valuation on derivative financial instruments		6,548		6,548		6,581		6,581
Present value discount		15,579		15,579		9,655		9,655
Loss on SPE repurchase		80,204		—		—		80,204
Investments in subsidiaries and others		3,401,419		917,955		204,158		2,687,622
Derivative securities		1,837,877		1,837,877		667,942		667,942
Others		1,826,081		1,120,250		1,298,705		2,004,536

Sub-total		8,099,508		4,789,741		3,137,470		6,447,237

Unrecognized deferred income tax assets:
Share-based payments		2,546						10
Other provisions		365						817
Loss on SPE repurchase		80,204						80,204
Investments in subsidiaries and others		3,299,083						2,492,775
Others		88,939						87,342

Total		4,628,371						3,786,089
Tax rate (%)		24.2						24.2

Total deferred income tax assets from deductible temporary differences	￦	1,128,914					￦	919,214

	2012
	Beginning		Decrease		Increase		Ending
	(In millions of Korean won)
Taxable temporary differences
Accrued interest	￦	(381,276)	￦	(287,013)	￦	(244,863)	￦	(339,126)
Allowances for loans losses		(10,636)		—		(18)		(10,654)
Deferred loan origination fees and costs		(400,199)		(400,199)		(389,017)		(389,017)
Gains(losses) from valuation on derivative financial instruments		(452,200)		(452,200)		(163,225)		(163,225)
Present value discount		(57,287)		(25,102)		—		(32,185)
Goodwill		(65,288)		—		—		(65,288)
Gains on revaluation		(1,142,581)		(347)		—		(1,142,234)
Investments in subsidiaries and others		(5,345,703)		(562)		(614,349)		(5,959,490)
Derivative securities		(1,846,433)		(1,846,433)		(661,700)		(661,700)
Others		(1,144,976)		(187,505)		(350,246)		(1,307,717)

Sub-total		(10,846,579)		(3,199,361)		(2,423,418)		(10,070,636)

Unrecognized deferred income tax assets:
Goodwill		(65,288)						(65,288)
Investments in subsidiaries and others		(53,293)						(83,745)

Total		(10,727,998)						(9,921,603)
Tax rate (%)		24.2						24.2

Total deferred income tax assets from deductible temporary differences	￦	(1,352,279)					￦	(1,055,085)

	2013
	Beginning		Decrease		Increase		Ending
	(In millions of Korean won)
Deductible temporary differences
Losses(gains) from fair value hedged item	￦	127,281	￦	127,281	￦	68,884	￦	68,884
Other provisions		576,999		553,376		446,706		470,329
Allowances for loan losses		4,727		4,221		199		705
Impairment losses on property and equipment		8,723		8,723		11,873		11,873
Deferred loan origination fees and costs		36,136		35,720		54,200		54,616
Interest on equity index-linked deposits		2,985		2,985		1,407		1,407
Share-based payments		25,591		25,591		35,174		35,174
Provisions for guarantees		208,255		208,255		208,524		208,524
Gains(losses) from valuation on derivative financial instruments		6,581		6,581		4,319		4,319
Present value discount		9,655		9,658		10,558		10,555
Loss on SPE repurchase		80,204		—		—		80,204
Investments in subsidiaries and others		2,687,622		2,099,827		302,836		890,631
Derivative linked securities		667,942		667,942		1,097,012		1,097,012
Others		2,004,536		947,787		1,300,751		2,357,500

Sub-total		6,447,237		4,697,947		3,542,443		5,291,733

Unrecognized deferred income tax assets:
Share-based payments		10						—
Other provisions		817						250
Loss on SPE repurchase		80,204						80,204
Investments in subsidiaries and others		2,492,775						603,097
Others		87,342						94,786

Total		3,786,089						4,513,396
Tax rate (%)		24.2						24.2

Total deferred income tax assets from deductible temporary differences	￦	919,214					￦	1,095,876

	2013
	Beginning		Decrease		Increase		Ending
	(In millions of Korean won)
Taxable temporary differences
Losses(gains) from fair value hedged item	￦	—	￦	—	￦	(502)	￦	(502)
Accrued interest		(339,126)		(220,320)		(217,970)		(336,776)
Allowances for loans losses		(10,654)		(1,902)		—		(8,752)
Deferred loan origination fees and costs		(389,017)		(389,017)		(403,026)		(403,026)
Gains(losses) from valuation on derivative financial instruments		(163,225)		(162,935)		(62,287)		(62,577)
Present value discount		(32,185)		(1,221)		—		(30,964)
Goodwill		(65,288)		—		—		(65,288)
Gains on revaluation		(1,142,234)		(1,504)		—		(1,140,730)
Investments in subsidiaries and others		(5,959,490)		(5,644,900)		(53,127)		(367,717)
Derivative linked securities		(661,700)		(661,700)		(1,091,009)		(1,091,009)
Others		(1,307,717)		(581,961)		(660,956)		(1,386,712)

Sub-total		(10,070,636)		(7,665,460)		(2,488,877)		(4,894,053)

Unrecognized deferred income tax assets:
Goodwill		(65,288)						(65,288)
Investments in subsidiaries and others		(83,745)						(118,749)

Total		(9,921,603)						(4,710,016)
Tax rate (%)		24.2						24.2

Total deferred income tax assets from deductible temporary differences	￦	(1,055,085)					￦	(1,142,270)

17. Assets held for sale

The details of assets held for sale as of December 31, 2012 and 2013, are as follows:

	2012
	Acquisition cost(1)		Accumulated impairment		Carrying amount		Fair value less costs to sell
	(In millions of Korean won)
Buildings	￦	5,288	￦	(2,613)	￦	2,675	￦	2,675
Land		35,883		(3,146)		32,737		32,737

Total	￦	41,171	￦	(5,759)	￦	35,412	￦	35,412

	2013
	Acquisition cost(1)		Accumulated impairment		Carrying amount		Fair value less costs to sell
	(In millions of Korean won)
Buildings	￦	39,777	￦	(18,330)	￦	21,447	￦	21,447
Land		21,380		(5,109)		16,271		16,271

Total	￦	61,157	￦	(23,439)	￦	37,718	￦	37,718

(1)	Acquisition cost of buildings held for sale is net of accumulated depreciation.

The valuation technique and input variables that are used to measure the fair value of assets held for sale as of December 31, 2013, are as follows:

	2013
	Fair value		Valuation technique(1)	Unobservable input(2)	Range of unobservable inputs (%)	Relationship of unobservable inputs to fair value
	￦	20,927	Market comparison approach model	Adjustment index	-2.98~2.72	Fair value increases as the adjustment index rises.

				Adjustment ratio	-20~0	Fair value decreases as the absolute value of adjustment index rises.
Land and buildings		16,791	Market comparison approach model	Unit price per area of exclusive possession, Time point adjustment, Individual factor and others	Unit price per area of exclusive possession: About ￦6.9 million Time point adjustment: 0.98862 Individual factor: 0.594	Fair value increases as the unit price per area of exclusive possess and others rise.

Total	￦	37,718

(1)	The Group adjusted the appraisal value by the adjustment ratio in the event the public sale is unsuccessful.
(2)	Adjustment index is calculated using the real estate index or the producer price index, or land price volatility.

The fair values of assets held for sale were measured by qualified independent appraisers with experience in valuing similar properties in the same area. In addition, per the fair value hierarchy on Note 6.1, the fair value hierarchy of all investment properties has been categorized and classified as Level 3.

The changes in accumulated impairment losses of assets held for sale for the years ended December 31, 2012 and 2013, are as follows:

2012
Beginning		Provision	Reversal		Others		Ending
(In millions of Korean won)
￦	(6,247)	￦ (5,708)	￦	—	￦	6,196	￦ (5,759)

2013
Beginning		Provision	Reversal		Others		Ending
(In millions of Korean won)
￦	(5,759)	￦ (22,365)	￦	—	￦	4,685	￦ (23,439)

As of December 31, 2013, assets held for sale consist of eleven real estates of closed offices and one real estate acquired through execution of security right, which the management of the Group was committed to a plan to sell, but not sold by December 31, 2013. As of December 31, 2013, three assets out of above assets held for sale are under negotiation for sale and the remaining nine assets are also being actively marketed.

18. Other Assets

The details of other assets as of December 31, 2012 and 2013, are as follows:

	2012		2013
	(In millions of Korean won)
Other financial assets
Other receivables	￦	3,234,195	￦	3,494,745
Accrued income		1,084,570		1,018,907
Guarantee deposits		1,369,647		1,395,359
Domestic exchange settlement debits		2,239,607		735,807
Others		232,524		188,540
Allowances for loan losses		(590,110)		(580,651)
Present value discount		(837)		(1,028)

Sub-total		7,569,596		6,251,679

Other non-financial assets
Other receivables		32,396		663
Prepaid expenses		266,727		397,321
Guarantee deposits		4,189		3,941
Insurance assets		155,676		157,154
Separate account assets		655,040		696,909
Others		84,683		76,798
Allowances on other asset		(7,988)		(16,402)

Sub-total		1,190,723		1,316,384

Total	￦	8,760,319	￦	7,568,063

The changes in allowances for loan losses on other assets for the years ended December 31, 2012 and 2013, are as follows:

	2012
	Other financial assets		Other non-financial assets		Total
	(In millions of Korean won)
Beginning	￦	353,422	￦	8,339	￦	361,761
Written-off		(30,604)		(4,439)		(35,043)
Provision		46,125		4,088		50,213
Others		221,167		—		221,167

Ending	￦	590,110	￦	7,988	￦	598,098

	2013
	Other financial assets		Other non-financial assets		Total
	(In millions of Korean won)
Beginning	￦	590,110	￦	7,988	￦	598,098
Written-off		(37,382)		(6,715)		(44,097)
Provision		29,229		15,129		44,358
Others		(1,306)		—		(1,306)

Ending	￦	580,651	￦	16,402	￦	597,053

19.	Financial liabilities at fair value through profit or loss

The details of financial liabilities at fair value through profit or loss as of December 31, 2012 and 2013, are as follows:

	2012		2013
	(In millions of Korean won)
Financial liabilities held for trading
Securities sold	￦	1,342,119	￦	196,570
Other		39,878		40,067

Sub-total		1,381,997		236,637

Financial liabilities designated at fair value through profit or loss
Derivative linked securities		469,138		878,565

Sub-total		469,138		878,565

Total financial liabilities at fair value through profit or loss	￦	1,851,135	￦	1,115,202

The details of credit risk of financial liabilities designated at fair value through profit or loss as of December 31, 2012 and 2013, are as follows:

	2012		2013
	(In millions of Korean won)
Financial liabilities designated at fair value through profit or loss	￦	469,138	￦	878,565
Changes in fair value resulting from changes in the credit risk		3,812		(4,032)
Accumulated changes in fair value resulting from changes in the credit risk		(5,630)		(9,662)

20.	Deposits

Deposits as of December 31, 2012 and 2013, are as follows:

	2012		2013
	(In millions of Korean won)
Deposits	￦	197,346,208	￦	200,882,064
Deferred financing costs		(3)		—

Total	￦	197,346,205	￦	200,882,064

The details of deposits as of December 31, 2012 and 2013, are as follows:

	2012		2013
Demand deposits
Demand deposits in Korean won
Checking deposits	￦	116,417	￦	122,296
Household checking deposits		434,814		467,229
Special deposits		3,093,865		2,706,609
Ordinary deposits		21,468,422		24,533,701
Public fund deposits		68,600		75,127
Treasury deposits		5,256		5,148
General savings deposits		24,668,545		28,077,274
Corporate savings deposits		10,504,790		10,715,746
Nonresident’s deposit in Korean won		31,614		32,355
Nonresident’s free deposit in Korean won		2,818		15,001
Others		186,193		163,262

Sub-total		60,581,334		66,913,748

Demand deposits in foreign currencies
Checking deposits		98,478		251,072
Ordinary deposits		1,809,712		2,461,685
Special deposits		1,316		5,325
Others		9,851		14,142

Sub-total		1,919,357		2,732,224

Total demand deposits		62,500,691		69,645,972

Time deposits
Time deposits in Korean won
Time deposits		114,496,449		108,216,861
Installment savings deposits		7,088,988		11,097,205
Good-sum formation savings		33,586		425,090
Nonresident’s deposit in Korean won		222,586		186,966
Workers’ savings for housing		1,692		1,543
Nonresident’s free deposit in Korean won		92,011		41,085
Long-term housing savings deposits		3,083,602		2,061,129
Long-term savings for households		206		190
Preferential savings deposits for workers		323		245
Mutual installment deposits		1,143,414		1,478,299
Mutual installment for housing		1,005,752		853,392
Trust deposits		2,944,666		3,093,949

Sub-total		130,113,275		127,455,954

Time deposits in foreign currencies
Time deposits		2,954,348		2,082,865
Installment savings deposits		2,131		4,035
Others		23,693		68,960

Sub-total		2,980,172		2,155,860

Total time deposits		133,093,447		129,611,814

Certificates of deposits		1,752,067		1,624,278

Total deposits	￦	197,346,205	￦	200,882,064

21. Debts

The details of debts as of December 31, 2012 and 2013, consist of:

	2012		2013
	(In millions of Korean won)
Borrowings	￦	12,274,501	￦	10,767,737
Bonds sold under repurchase agreements and others		1,094,031		685,626
Call money		2,596,926		2,647,968

Total	￦	15,965,458	￦	14,101,331

The details of borrowings as of December 31, 2012 and 2013, are as follows:

		Lender	Annual interest rate (%)	2012		2013
				(In millions of Korean won)
Borrowings in Korean won	Borrowings from the Bank of Korea	Bank of Korea	0.50~1.00	￦	781,787	￦	557,998
	Borrowings from the government	KEMCO and others	0.00~5.00		626,059		626,593
	Borrowings from banking institutions	Industrial Bank of Korea and others	2.12~3.50		103,398		61,877
	Borrowings from non-banking financial institutions	The Korea Development Bank and others	1.17~2.70		268,491		142,511
	Other borrowings	The Korea Finance Corporation and others	0.00~5.30		3,716,879		3,527,292

	Sub-total				5,496,614		4,916,271

Borrowings in foreign currencies	Due to banks	Deutsche Bank Trust Company America and others	0.00~0.55		52,186		158,180
	Borrowings from banking institutions	Sumitomo Mitsui Banking Corp. and others	0.27~4.45		4,312,614		3,831,929
	Other borrowings	The Korea Finance Corporation	1.01~1.38		5,195		3,166
	Other borrowings	JP Morgan Chase Bank N.A. and others	—		2,407,892		1,858,191

	Sub-total				6,777,887		5,851,466

	Total			￦	12,274,501	￦	10,767,737

The details of bonds sold under repurchase agreements and others as of December 31, 2012 and 2013, are as follows:

	Lenders	Annual interest rate (%)	2012		2013
			(In millions of Korean won)
Bonds sold under repurchase agreements	Individuals, Groups, Corporations	0.74~3.69	￦	1,003,348	￦	608,156
Bills sold	Counter sale	1.60~2.70		90,683		77,470

Total			￦	1,094,031	￦	685,626

The details of call money as of December 31, 2012 and 2013, are as follows:

	Lenders	Annual interest rate (%)	2012		2013
			(In millions of Korean won)
Call money in Korean won	The Korea Development Bank and others	2.32~2.62	￦	2,018,100	￦	1,649,400
Call money in foreign currencies	Central bank Uzbekistan and others	0.17~5.23		578,826		998,568

Total			￦	2,596,926	￦	2,647,968

Call money and borrowings from financial institutions as of December 31, 2012 and 2013, are as follows:

	2012
	Bank of Korea		Other Banks		Others		Total
	(In millions of Korean won)
Call money	￦	—	￦	1,431,826	￦	1,165,100	￦	2,596,926
Borrowings		781,787		6,546,839		1,438,969		8,767,595

Total	￦	781,787	￦	7,978,665	￦	2,604,069	￦	11,364,521

	2013
	Bank of Korea		Other Banks		Others		Total
	(In millions of Korean won)
Call money	￦	1,001	￦	1,970,567	￦	676,400	￦	2,647,968
Borrowings		557,998		5,901,018		630,733		7,089,749

Total	￦	558,999	￦	7,871,585	￦	1,307,133	￦	9,737,717

22. Debentures

The details of debentures as of December 31, 2012 and 2013, are as follows:

	Annual interest rate (%)	2012		2013
		(In millions of Korean won)
Debentures in Korean won
Hybrid capital instrument	—	￦	100,000	￦	—
Structured debentures	0.40~8.62		1,699,238		1,499,238
Subordinated fixed rate debentures in Korean won	3.08~7.70		7,921,510		8,648,474
Fixed rate debentures in Korean won	2.62~5.04		10,145,218		12,057,142
Floating rate debentures in Korean won	2.82~10.39		1,169,158		1,505,858

Sub-total			21,035,124		23,710,712

Fair value adjustments on fair value hedged financial debentures in Korean won
Fair value adjustments on valuation of fair value hedged items (current period portion)			36,417		(31,577)
Fair value adjustments on valuation of fair value hedged items (prior year portion)			52,572		81,369

Sub-total			88,989		49,792

Discount or premium on debentures in Korean won
Discount on debentures			(15,647)		(16,615)

Sub-total			21,108,466		23,743,889

Debentures in foreign currencies
Floating rate debentures	1.11 ~ 1.64		759,783		1,143,360
Fixed rate debentures	0.40 ~ 7.25		2,553,814		2,335,059

Sub-total			3,313,597		3,478,419

Fair value adjustments on fair value hedged debentures in foreign currencies
Fair value adjustments on valuation of fair value hedged items (current period portion)			(68,212)		(42,195)
Fair value adjustments on valuation of fair value hedged items (prior year portion)			(69,060)		(130,011)

Sub-total			(137,272)		(172,206)

Discount or premium on debentures in foreign currencies
Discount on debentures			(14,579)		(10,568)

Sub-total			3,161,746		3,295,645

Total		￦	24,270,212	￦	27,039,534

The changes in debentures based on face value for the years ended December 31, 2012 and 2013, are as follows:

	2012
	Beginning		Issues		Repayments		Others		Ending
	(In millions of Korean won)
Debentures in Korean won
Hybrid capital instrument	￦	100,000	￦	—	￦	—	￦	—	￦	100,000
Structured debentures		3,424,238		310,000		(2,035,000)		—		1,699,238
Subordinated fixed rate debentures in Korean won		7,995,571		1,824,730		(1,898,791)		—		7,921,510
Fixed rate debentures in Korean won		10,791,612		6,188,093		(6,834,487)		—		10,145,218
Floating rate debentures in Korean won		904,258		865,900		(601,000)		—		1,169,158

Sub-total		23,215,679		9,188,723		(11,369,278)		—		21,035,124

Debentures in foreign currencies
Floating rate debentures		1,309,606		198,478		(682,622)		(65,679)		759,783
Fixed rate debentures		2,705,167		1,034,162		(1,042,992)		(142,523)		2,553,814

Sub-total		4,014,773		1,232,640		(1,725,614)		(208,202)		3,313,597

Total	￦	27,230,452	￦	10,421,363	￦	(13,094,892)	￦	(208,202)	￦	24,348,721

	2013
	Beginning		Issues		Repayments		Others		Ending
	(In millions of Korean won)
Debentures in Korean won
Hybrid capital instrument	￦	100,000	￦	—	￦	(100,000)	￦	—	￦	—
Structured debentures		1,699,238		100,000		(300,000)		—		1,499,238
Subordinated fixed rate debentures in Korean won		7,921,510		1,000,000		(248,286)		(24,750)		8,648,474
Fixed rate debentures in Korean won		10,145,218		7,716,400		(5,791,683)		(12,793)		12,057,142
Floating rate debentures in Korean won		1,169,158		760,600		(423,900)		—		1,505,858

Sub-total		21,035,124		9,577,000		(6,863,869)		(37,543)		23,710,712

Debentures in foreign currencies
Floating rate debentures		759,783		537,850		(176,050)		21,777		1,143,360
Fixed rate debentures		2,553,814		657,465		(772,364)		(103,856)		2,335,059

Sub-total		3,313,597		1,195,315		(948,414)		(82,079)		3,478,419

Total	￦	24,348,721	￦	10,772,315	￦	(7,812,283)	￦	(119,622)	￦	27,189,131

23. Provisions

The details of provisions as of December 31, 2012 and 2013, are as follows:

	2012		2013
	(In millions of Korean won)
Provisions for unused loan commitments	￦	236,026	￦	226,110
Provisions for acceptances and guarantees		208,753		209,118
Provisions for financial guarantee contracts		7,383		2,699
Provisions for asset retirement obligation		65,226		76,608
Other		152,341		163,538

Total	￦	669,729	￦	678,073

Provisions for unused loan commitments as of December 31, 2012 and 2013, are as follows:

	2012
	Commitments outstanding		Provision		Ratio (%)
	(In millions of Korean won)
Corporate loan commitments	￦	40,770,994	￦	106,025	0.26
Retail loan commitments		14,348,821		41,273	0.29
Credit line on credit cards		36,214,899		88,728	0.25

Total	￦	91,334,714	￦	236,026	0.26

	2013
	Commitments outstanding		Provision		Ratio (%)
	(In millions of Korean won)
Corporate loan commitments	￦	42,446,365	￦	101,455	0.24
Retail loan commitments		13,976,426		38,385	0.27
Credit line on credit cards		37,112,333		86,270	0.23

Total	￦	93,535,124	￦	226,110	0.24

Provisions for acceptances and guarantees as of December 31, 2012 and 2013, are as follows:

	2012
	Acceptances and guarantees		Provision		Ratio (%)
	(In millions of Korean won)
Confirmed acceptances and guarantees in Korean won	￦	1,564,128	￦	33,554	2.15
Confirmed acceptances and guarantees in foreign currencies		3,609,636		75,859	2.10
Unconfirmed acceptances and guarantees		4,244,517		99,340	2.34

Total	￦	9,418,281	￦	208,753	2.22

	2013
	Acceptances and guarantees		Provision		Ratio (%)
	(In millions of Korean won)
Confirmed acceptances and guarantees in Korean won	￦	1,231,569	￦	42,604	3.46
Confirmed acceptances and guarantees in foreign currencies		4,532,036		96,077	2.12
Unconfirmed acceptances and guarantees		4,041,087		70,437	1.74

Total	￦	9,804,692	￦	209,118	2.13

The changes in provisions for unused loan commitments, acceptances and guarantees for the years ended December 31, 2012 and 2013, are as follows:

	2012
	Provisions for unused loan commitments		Provisions for acceptances and guarantees		Total
	(In millions of Korean won)
Beginning	￦	259,427	￦	311,502	￦	570,929
Effects of changes in foreign exchange rate		(770)		(10,219)		(10,989)
Provision(reversal)		(22,631)		(68,777)		(91,408)
Others		—		(23,753)		(23,753)

Ending	￦	236,026	￦	208,753	￦	444,779

	2013
	Provisions for unused loan commitments		Provisions for acceptances and guarantees		Total
	(In millions of Korean won)
Beginning	￦	236,026	￦	208,753	￦	444,779
Effects of changes in foreign exchange rate		(164)		(961)		(1,125)
Provision(reversal)		(9,752)		1,326		(8,426)

Ending	￦	226,110	￦	209,118	￦	435,228

The changes in provisions for financial guarantee contracts for the years ended December 31, 2012 and 2013, are as follows:

	2012		2013
	(In millions of Korean won)
Beginning	￦	7,959	￦	7,383
Provision(reversal)		(576)		(4,684)

Ending	￦	7,383	￦	2,699

The changes in provisions for asset retirement obligations for the years ended December 31, 2012 and 2013, are as follows:

	2012		2013
	(In millions of Korean won)
Beginning	￦	60,059	￦	65,226
Provision		4,115		3,972
Reversal		—		(226)
Used		(1,296)		(2,475)
Unwinding of discount		2,483		2,203
Effects of changes in discount rate		(135)		7,908

Ending	￦	65,226	￦	76,608

Provisions for asset retirement obligations are the present value of estimated costs to be incurred for the restoration of the leased properties. Actual expenses are expected to be incurred at the end of each lease contract. Three-year historical data of expired leases were used to estimate the average lease period. Also, the average restoration expense based on actual three-year historical data and the three-year historical average inflation rate were used to estimate the present value of estimated costs.

The details of other provisions as of December 31, 2012 and 2013, are as follows:

	2012		2013
	(In millions of Korean won)
Membership rewards program	￦	11,108	￦	5,402
Dormant accounts		16,028		16,839
Litigations		21,215		23,455
Others		103,990		117,842

Total	￦	152,341	￦	163,538

The changes in other provisions for the years ended December 31, 2012 and 2013, are as follows:

	2012
	Membership rewards program		Dormant accounts		Litigations		Others		Total
	(In millions of Korean won)
Beginning	￦	13,495	￦	11,292	￦	49,286	￦	84,719	￦	158,792
Increase		15,958		13,998		18,073		51,799		99,828
Decrease		(18,345)		(9,262)		(46,144)		(32,528)		(106,279)

Ending	￦	11,108	￦	16,028	￦	21,215	￦	103,990	￦	152,341

	2013
	Membership rewards program		Dormant accounts		Litigations		Others		Total
	(In millions of Korean won)
Beginning	￦	11,108	￦	16,028	￦	21,215	￦	103,990	￦	152,341
Increase		13,473		10,596		4,800		18,026		46,895
Decrease		(19,179)		(9,785)		(2,560)		(4,174)		(35,698)

Ending	￦	5,402	￦	16,839	￦	23,455	￦	117,842	￦	163,538

24. Net Defined benefit liabilities

Defined benefit plan

The Group operates defined benefit plans which have the following characteristics:

•	The Group has the obligation to pay the agreed benefits to all its current and former employees.

•	Actuarial risk (that benefits will cost more than expected) and investment risk fall, in substance, on the Group.

The defined benefit liability recognized in the statements of financial position is calculated annually by independent actuaries in accordance with actuarial valuation methods.

The defined benefit obligation is calculated using the Projected Unit Credit method (the ‘PUC’). Data used in the PUC such as interest rates, future salary increase rate, mortality rate and consumer price index are based on observable market data and historical data which are updated annually.

Actuarial assumptions may differ from actual results, due to changes in the market, economic trends and mortality trends which may impact defined benefit liabilities and future payments. Actuarial gains and losses arising from changes in actuarial assumptions are recognized in the period incurred through other comprehensive income (loss).

The changes in the net defined benefit liabilities for the years ended December 31, 2012 and 2013, are as follows:

	2012
	Present value of defined benefit obligation		Fair value of plan assets		Net defined benefit liabilities
	(In millions of Korean won)
Beginning	￦	727,760	￦	(600,323)	￦	127,437
Current service cost		154,552		—		154,552
Interest cost (income)		31,158		(25,785)		5,373
Past service cost		12,855		—		12,855
Any gain or loss on settlement		(389)		—		(389)
Remeasurements
Actuarial gains and losses by changes in demographic assumptions		(30,879)		—		(30,879)
Actuarial gains and losses by changes in financial assumptions		51,321		—		51,321
Actuarial gains and losses by experience adjustments		20,741		—		20,741
Return on plan assets (excluding amounts included in interest income)		—		(1,243)		(1,243)
Contributions		—		(248,656)		(248,656)
Payments from plans (settlement)		(541)		221		(320)
Payments from plans (benefit payments)		(17,253)		17,253		—
Payments from the Group		(6,907)		—		(6,907)
Transfer in		2,198		(1,944)		254
Transfers out		(2,198)		1,867		(331)
Effect of exchange rate changes		(85)		—		(85)

Ending	￦	942,333	￦	(858,610)	￦	83,723

	2013
	Present value of defined benefit obligation		Fair value of plan assets		Net defined benefit liabilities
	(In millions of Korean won)
Beginning	￦	942,333	￦	(858,610)	￦	83,723
Current service cost		172,857		—		172,857
Interest cost (income)		33,282		(30,321)		2,961
Past service cost		1,005		—		1,005
Any gain or loss on settlement		(4,244)		—		(4,244)
Remeasurements
Actuarial gains and losses by changes in demographic assumptions		563		—		563
Actuarial gains and losses by changes in financial assumptions		(62,793)		—		(62,793)
Actuarial gains and losses by experience adjustments		7,066		—		7,066
Return on plan assets (excluding amounts included in interest income)		—		1,096		1,096
Contributions		—		(132,870)		(132,870)
Payments from plans (settlement)		(65,493)		65,212		(281)
Payments from plans (benefit payments)		(34,814)		34,772		(42)
Payments from the Group		(4,590)		—		(4,590)
Transfer in		2,551		(2,315)		236
Transfers out		(2,551)		2,314		(237)
Effect of exchange rate changes		(94)		—		(94)
Business combination		117		—		117

Ending	￦	985,195	￦	(920,722)	￦	64,473

The details of the net defined benefit liabilities as of December 31, 2012 and 2013, are as follows:

	2012		2013
	(In millions of Korean won)
Present value of defined benefit obligation	￦	942,333	￦	985,195
Fair value of plan assets		(858,610)		(920,722)

Net Defined benefit liabilities	￦	83,723	￦	64,473

The details of post-employment benefits recognized in profit or loss as employee compensation and benefits for the years ended December 31, 2011, 2012 and 2013, are as follows:

	2011		2012		2013
	(In millions of Korean won)
Current service cost	￦	145,397	￦	154,552	￦	172,857
Past service cost		10,285		12,855		1,005
Any gain or loss on settlement		—		(389)		(4,244)
Net interest expenses of net defined benefit liabilities		4,717		5,373		2,961

Post-employment benefits(1)	￦	160,399	￦	172,391	￦	172,579

(1)

Post-employment benefits amounting to ￦739 million, ￦883 million and ￦1,471 million for the years ended December 31, 2011, 2012 and 2013, respectively, are recognized as other operating expense in the statements of comprehensive income.

Remeasurements of the net defined benefit liabilities recognized as other comprehensive income for the years ended December 31, 2011, 2012 and 2013, are as follows:

	2011		2012		2013
	(In millions of Korean won)
Remeasurements
Return on plan assets (excluding amounts included in interest income)	￦	(3,802)	￦	1,243	￦	(1,096)
Actuarial gains and losses		(40,685)		(41,184)		55,165
Income tax effects		(12,338)		9,669		(13,085)

Remeasurements after income tax	￦	(32,149)	￦	(30,272)	￦	40,984

Plan assets as of December 31, 2012 and 2013, are as follows:

	2012
	Assets quoted in an active market		Assets not quoted in an active market		Total
	(In millions of Korean won)
Cash and due from financial institutions	￦	—	￦	858,610	￦	858,610

	2013
	Assets quoted in an active market		Assets not quoted in an active market		Total
	(In millions of Korean won)
Cash and due from financial institutions	￦	—	￦	915,584	￦	915,584
Repurchase agreements		—		5,138		5,138

Total	￦	—	￦	920,722	￦	920,722

Key actuarial assumptions used as of December 31, 2012 and 2013, are as follows:

	2012	2013
(In millions of Korean won)
Discount rate (%)	3.00 ~ 3.64	2.90 ~ 4.00
Salary increase rate (%)	0.00 ~ 8.90	0.00 ~ 8.90
Turnover (%)	0.00 ~ 32.00	0.00 ~ 32.00

Mortality assumptions are based on the 7th experience-based mortality table (retirement pension) of Korea Insurance Development Institute of 2012.

The sensitivity of the defined benefit obligation to changes in the weighted principal assumptions as of December 31, 2013, is as follows:

	Changes in principal assumption	Effect on net defined benefit obligation
		Increase in principal assumption	Decrease in principal assumption
Discount rate (%)	0.5	5.02 decrease	5.41 increase
Salary increase rate (%)	0.5	5.05 increase	4.81 decrease
Turnover (%)	0.5	0.24 decrease	0.18 increase

The above sensitivity analyses are based on a change in an assumption while holding all other assumptions constant. In practice, this is unlikely to occur, and changes in some of the assumptions may be correlated. The sensitivity of the defined benefit obligation to changes in principal actuarial assumptions is calculated using the projected unit credit method, the same method applied when calculating the defined benefit obligations recognized on the statement of financial position.

Expected maturity analysis of undiscounted pension benefits as of December 31, 2013, is as follows:

	Less than 1 year	Between 1 and 2 years	Between 2 and 5 years	Between 5 and 10 years	Over 10 years	Total
(In millions of Korean won)
Pension benefits	￦21,096	￦58,558	￦248,744	￦782,831	￦3,532,620	￦4,643,849

The weighted average duration of the defined benefit obligation is 1 ~ 14.4 years.

Expected contribution to plan assets for period post-December 31, 2013, is estimated to be approximately ￦180,618 million.

25. Other liabilities

The details of other liabilities as of December 31, 2012 and 2013, are as follows:

	2012		2013
	(In millions of Korean won)
Other financial liabilities
Other payables	￦	4,327,788	￦	4,582,344
Prepaid card and debit card		18,165		18,527
Accrued expenses		4,444,807		4,053,809
Financial guarantee liabilities		7,153		11,797
Deposits for letter of guarantees and others		114,171		108,786
Domestic exchange settlement credits		167,842		998,928
Foreign exchanges settlement credits		52,456		83,237
Borrowings from other business account		34,367		7,911
Other payables to trust accounts		2,009,396		2,423,675
Liability Incurred by agency relationship		499,249		532,157
Account for agency businesses		402,290		384,921
Dividend payables		489		485
Other payables from factored receivables		78,025		42,924
Others		29,740		13,413

Sub-total		12,185,938		13,262,914

Other non-financial liabilities
Other payables		28,712		44,982
Unearned revenue		117,135		123,033
Accrued expenses		222,920		191,513
Deferred revenue on credit card points		111,838		117,659
Withholding taxes		121,688		111,975
Insurance liabilities		4,837,166		5,599,043
Separate account liabilities		661,782		702,757
Others		40,561		82,353

Sub-total		6,141,802		6,973,315

Total	￦	18,327,740	￦	20,236,229

26. Equity

26.1 Share capital

The details of outstanding shares of the Parent Company as of December 31, 2012 and 2013, are as follows:

	Ordinary shares
	2012		2013
Number of shares authorized		1,000,000,000		1,000,000,000
Number of shares		386,351,693		386,351,693
Par value per share	￦	5,000	￦	5,000
Share capital stock(1)	￦	1,931,758	￦	1,931,758

(1)	In millions of Korean won.

26.2 Capital surplus

The details of capital surplus as of December 31, 2012 and 2013, are as follows:

	2012		2013
	(In millions of Korean won)
Share premium	￦	12,226,596	￦	12,226,596
Loss on sale of treasury shares		(568,544)		(568,544)
Other capital surplus		4,182,248		4,196,553

Total	￦	15,840,300	￦	15,854,605

26.3 Accumulated other comprehensive income

The details of accumulated other comprehensive income as of December 31, 2012 and 2013, are as follows:

	2012		2013
	(In millions of Korean won)
Remeasurements of net defined benefit liabilities	￦	(53,507)	￦	(12,523)
Exchange differences on translating foreign operations		(27,061)		(29,433)
Change in value of available-for-sale financial assets		426,354		430,976
Change in value of held-to-maturity financial assets		(1,225)		4,904
Shares of other comprehensive income of associates		(47,286)		(57,097)
Cash flow hedges		(2,133)		(515)

Total	￦	295,142	￦	336,312

26.4 Retained earnings

The details of retained earnings as of December 31, 2012 and 2013, consist of:

	2012		2013
	(In millions of Korean won)
Legal reserves(1)	￦	124,014	￦	188,638
Voluntary reserves		982,000		982,000
Unappropriated retained earnings		5,395,405		6,359,518

Total	￦	6,501,419	￦	7,530,156

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

27. Net Interest Income

The details of interest income and interest expense for the years ended December 31, 2011, 2012 and 2013, are as follows:

	2011		2012		2013
	(In millions of Korean won)
Interest income
Due from financial institutions	￦	74,663	￦	160,400	￦	146,105
Loans		12,412,206		12,623,923		10,942,021
Financial investments
Available-for-sale financial assets		775,783		799,020		694,218
Held-to-maturity financial assets		693,605		626,763		574,586

Sub-total		13,956,257		14,210,106		12,356,930

Interest expenses
Deposits		4,944,615		5,450,781		4,279,153
Debts		398,802		400,000		364,499
Debentures		1,508,328		1,261,542		1,190,446
Sub-total		6,851,745		7,172,323		5,834,098

Net interest income	￦	7,104,512	￦	7,037,783	￦	6,522,832

Interest income recognized on impaired loans and financial investments amounts to ￦127,120 million (2012: ￦124,183 million, 2011: ￦121,221 million) and ￦569 million (2012: ￦200 million, 2011: ￦200 million), respectively, for the year ended December 31, 2011, 2012 and 2013.

28. Net Fee and Commission income

The details of fee and commission income, and fee and commission expense for the years ended December 31, 2011, 2012 and 2013, are as follows:

	2011		2012		2013
	(In millions of Korean won)
Fee and commission income
Banking activity fees	￦	188,652	￦	169,244	￦	167,507
Lending activity fees		88,521		89,964		90,413
Credit card related fees and commissions		1,142,306		1,179,618		1,126,944
Debit card related fees and commissions		192,686		217,870		255,742
Agent activity fees		238,216		285,183		207,036
Trust and other fiduciary fees		165,772		148,672		160,521
Fund management related fees		75,699		81,477		93,494
Guarantee fees		34,181		33,594		34,173
Foreign currency related fees		114,722		108,611		102,047
Commissions from transfer agent services		211,776		174,829		177,793
Other business account commission on consignment		173,893		30,354		29,799
Securities brokerage fees		57,435		67,858		68,158
Other		145,895		166,602		143,738

Sub-total		2,829,754		2,753,876		2,657,365

Fee and commission expense
Trading activity related fees(1)		3,498		14,963		9,358
Lending activity fees		2,743		20,466		18,791
Credit card related fees and commissions		842,294		997,368		934,114
Outsourcing related fees		61,551		62,546		74,516
Foreign currency related fees		18,003		11,638		12,561
Management fees of written-off loans		6,331		3,284		4,065
Other		100,584		76,905		124,721

Sub-total		1,035,004		1,187,170		1,178,126

Net fee and commission income	￦	1,794,750	￦	1,566,706	￦	1,479,239

(1)	The fees from financial assets/liabilities at fair value through profit or loss.

29. Net gains or losses on financial assets/liabilities at fair value through profit or loss

29.1 Net gains or losses on financial instruments held for trading

Net gain or loss from financial instruments held for trading includes interest income, dividend income and gains or losses arising from changes in the fair values, sales and redemptions. The details for the years ended December 31, 2011, 2012 and 2013, are as follows:

	2011		2012		2013
	(In millions of Korean won)
Gains related to financial instruments held for trading
Financial assets held for trading
Debt securities	￦	284,225	￦	462,456	￦	340,601
Equity securities		70,345		117,103		109,698

Sub Total		354,570		579,559		450,299

Derivatives held for trading
Interest rate		970,825		948,426		1,090,262
Currency		4,194,484		2,718,568		2,524,173
Stock or stock index		365,123		685,454		218,509
Credit		1,107		—		—
Commodity		2,421		486		1,336
Other		3,775		20,668		20,825

Sub Total		5,537,735		4,373,602		3,855,105

Financial liabilities held for trading		48,483		69,866		95,382

Other financial instruments		1,046		48		70

Total	￦	5,941,834	￦	5,023,075	￦	4,400,856

Losses related to financial instruments held for trading
Financial assets held for trading
Debt securities	￦	76,661	￦	72,078	￦	118,362
Equity securities		96,571		70,852		81,733

Sub-total		173,232		142,930		200,095

Derivatives held for trading
Interest rate		1,011,068		962,738		1,076,647
Currency		3,308,219		2,274,799		2,007,454
Stock or stock index		305,610		665,037		224,019
Credit		848		—		—
Commodity		2,238		506		182
Other		3,260		14,651		2,343

Sub Total		4,631,243		3,917,731		3,310,645

Financial liabilities held for trading		107,786		113,929		110,114

Other financial instruments		816		35		29

Total	￦	4,913,077	￦	4,174,625	￦	3,620,883

Net gains or losses on financial instruments held for trading	￦	1,028,757	￦	848,450	￦	779,973

29.2 Net gains or losses on financial instruments designated at fair value through profit or loss

Net gain or loss from financial instruments designated at fair value through profit or loss includes interest income, dividend income and gains or losses arising from changes in the fair values, sales and redemptions. The details for the years ended December 31, 2011, 2012 and 2013, are as follows:

	2011		2012		2013
	(In millions of Korean won)
Gains related to financial instruments designated at fair value through profit or loss
Financial assets designated at fair value through profit or loss	￦	6,231	￦	117,213	￦	23,760
Financial liabilities designated at fair value through profit or loss		66,126		5,230		20,846

Total		72,357		122,443		44,606

Losses related to financial instruments designated at fair value through profit or loss
Financial assets designated at fair value through profit or loss		57,084		6,753		14,754
Financial liabilities designated at fair value through profit or loss		8,163		152,176		53,003

Total		65,247		158,929		67,757

Net gains or losses on financial instruments designated at fair value through profit or loss	￦	7,110	￦	(36,486)	￦	(23,151)

30. Other operating income and expenses

The details of other operating income and expenses for the years ended December 31, 2011, 2012 and 2013, are as follows:

	2011		2012		2013
	(In millions of Korean won)
Other operating income
Revenue related to available-for-sale financial assets
Gains on redemption of available-for-sale financial assets	￦	118	￦	480	￦	867
Gains on sale of available-for-sale financial assets		551,506		149,925		189,011

Sub-total		551,624		150,405		189,878

Revenue related to held-to-maturity financial assets
Reversal of impairment losses on held-to-maturity financial assets		117		—		—

Sub-total		117		—		—

Gains on foreign exchange transactions		1,562,633		1,093,904		1,387,450
Income related to insurance		1,011,089		1,730,466		1,233,773
Dividend income		94,391		69,023		64,441
Others		464,340		242,169		261,886

Sub-total		3,684,194		3,285,967		3,137,428

Other operating expenses
Expense related to available-for-sale financial assets
Loss on redemption of available-for-sale financial assets		22		11		65
Loss on sale of available-for-sale financial assets		19,038		16,884		25,157
Impairment on available-for-sale financial assets		51,072		280,610		163,464

Sub-total		70,132		297,505		188,686

Expense related to held-to-maturity financial assets
Impairment on held-to-maturity financial assets		150		154		5

Sub-total		150		154		5

Loss on foreign exchanges transactions		2,208,390		1,410,525		1,667,335
Expense related to insurance		1,088,357		1,822,178		1,358,830
Others		1,409,174		1,287,547		1,227,337

Sub-total		4,776,203		4,817,909		4,442,193

Net other operating income (expenses)	￦	(1,092,009)	￦	(1,531,942)	￦	(1,304,765)

31. General and administrative expenses

31.1 General and administrative expenses

The details of general and administrative expenses for the years ended December 31, 2011, 2012 and 2013, are as follows:

	2011(1)		2012		2013
	(In millions of Korean won)
Employee Benefits
Salaries and short-term employee benefits—salaries	￦	1,657,823	￦	1,598,045	￦	1,641,326
Salaries and short-term employee benefits—others		521,894		657,473		677,107
Post employment benefits—defined benefit plans		159,660		171,508		171,108
Post employment benefits—defined contribution plans		4,005		5,463		7,094
Termination benefits		12,308		(3,960)		19,714
Share-based payments(reversal)(2)		(7,609)		13,871		17,289

Sub-total		2,348,081		2,442,400		2,533,638

Depreciation and amortization		342,493		328,152		286,756

Other general and administrative expenses
Rental expense		255,760		276,769		290,886
Tax and dues		144,716		72,111		141,274
Communication		73,531		53,549		55,549
Electricity and utilities		23,535		24,898		26,315
Publication		23,308		20,764		19,259
Repairs and maintenance		15,576		13,426		14,615
Vehicle		11,392		12,114		11,816
Travel		5,405		5,526		5,722
Training		25,300		22,443		19,498
Service fees		99,706		105,972		104,210
Others		518,328		467,486		474,026

Sub-total		1,196,557		1,075,058		1,163,170

Total	￦	3,887,131	￦	3,845,610	￦	3,983,564

(1)	Other general and administrative expenses for the year ended December 31, 2011, reclassified as employee benefits, amount to ￦521,894 million.
(2)	Reversal of share-based payments was due to the decrease in share price.

31.2 Share-based payments

31.2.1 Share options

The details of the share options as of December 31, 2013, are as follows:

	Grant date	Exercise period	Granted shares(1)	Vesting conditions
		(Years)	(In number of shares)
Series 19	2006.03.24	8	930,000	Service period: 1, 2, 3 years(2)
Series 20	2006.04.28	8	30,000	Service period: 3 years(2)
Series 21	2006.10.27	8	20,000	Service period: 2 years(2)
Series 22	2007.02.08	8	855,000	Service period: 1, 3 years(2)
Series 23	2007.03.23	8	30,000	Service period: 3 years(2)

Total			1,865,000

(1)	Granted shares represent the total number of shares initially granted to directors and employees whose options have not been exercised at the end of the reporting period.
(2)	The exercise price is indexed to the sum of the major competitors’ total market capitalization.

The changes in the number of granted share options and the weighted average exercise price for the years ended December 31, 2012 and 2013, are as follows:

	2012
	Number of granted shares						Number of exercisable shares		Exercise price per share	Remaining contractual life(Years)
	Beginning		Expired		Ending
	(In Korean won, except shares)
Series 12		54,250		54,250		—		—	—	—
Series 13-1		20,000		20,000		—		—	—	—
Series 15-1		125,362		—		125,362		125,362	54,656	0.21
Series 15-2		440,928		—		440,928		440,928	46,800	0.21
Series 17		29,441		—		29,441		29,441	49,200	0.56
Series 18		7,212		—		7,212		7,212	53,000	0.64
Series 19		751,651		—		751,651		751,651	77,063	1.23
Series 20		25,613		—		25,613		25,613	81,900	1.32
Series 21		18,987		—		18,987		18,987	76,600	1.82
Series 22		657,498		—		657,498		657,498	77,100	2.11
Series 23		15,246		—		15,246		15,246	84,500	2.22

Total		2,146,188		74,250		2,071,938		2,071,938

Weighted average exercise price	￦	68,144	￦	46,787	￦	68,909	￦	68,909

	2013
	Number of granted shares						Number of exercisable shares		Exercise price per share	Remaining contractual life(Years)
	Beginning		Expired		Ending
	(In Korean won, except shares)
Series 15-1		125,362		125,362		—		—	—	—
Series 15-2		440,928		440,928		—		—	—	—
Series 17		29,441		29,441		—		—	—	—
Series 18		7,212		7,212		—		—	—	—
Series 19		751,651		—		751,651		751,651	77,063	0.23
Series 20		25,613		—		25,613		25,613	81,900	0.32
Series 21		18,987		—		18,987		18,987	76,600	0.82
Series 22		657,498		—		657,498		657,498	77,100	1.11
Series 23		15,246		—		15,246		15,246	84,500	1.22

Total		2,071,938		602,943		1,468,995		1,468,995

Weighted average exercise price	￦	68,909	￦	48,625	￦	77,235	￦	77,235

The fair value of each option granted is estimated using a Black-Scholes option pricing model based on the assumptions in the table below:

	Share price		Weighted average exercise price		Expected volatility (%)	Option’s expected life (Years)	Expected dividends		Risk free interest rate (%)
	(In Korean won)
Series 19 (Directors)	￦	40,700	￦	76,726	10.99	0.11	￦	57	2.67
Series 19 (Employees)		40,700		77,390	10.99	0.11		57	2.67
Series 20 (Employees)		40,700		81,900	15.65	0.16		81	2.67
Series 21 (Employees)		40,700		76,600	22.52	0.41		205	2.67
Series 22 (Directors)		40,700		77,100	23.67	0.55		275	2.67
Series 22 (Employees)		40,700		77,100	27.42	0.23		116	2.67
Series 23 (Non-executive directors)		40,700		84,500	22.76	0.61		304	2.67

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

The details of the share grants as of December 31, 2013, are as follows:

Share grants	Grant date	Number of granted shares(1)	Vesting conditions
		(In number of shares)
(KB Financial Group Inc.)
Series 2	2009.03.27	3,090	Service fulfillment(2)
Series 3	2010.01.01	32,256	Services fulfillment, Achievement of targets on the basis of market and non-market performance(3),(8)
Series 4	2010.07.13	218,944	Services fulfillment, Achievement of targets on the basis of market and non-market performance(4),(8)
Series 5	2010.12.23	13,260	Services fulfillment, Achievement of targets on the basis of market and non-market performance(5),(8)
Series 6	2011.08.10	8,183	Services fulfillment, Achievement of targets on the basis of market and non-market performance(5),(8)
Series 7	2012.01.01	42,568	Services fulfillment, Achievement of targets on the basis of market and non-market performance(3),(8)
Series 8	2012.01.01	59,272	Services fulfillment, Achievement of targets on the basis of market and non-market performance(3),(8)
Series 9	2013.07.17	94,185	Services fulfillment, Achievement of targets on the basis of market and non-market performance(3),(8)

Sub-Total		471,758

(Kookmin Bank)
Series 32	2011.03.24	7,986	Services fulfillment, Achievement of targets on the basis of market and non-market performance(6),(8)
Series 33	2011.07.07	6,025	Services fulfillment, Achievement of targets on the basis of market and non-market performance(7),(8)
Series 34	2011.08.10	10,242	Services fulfillment, Achievement of targets on the basis of market and non-market performance(7),(8)
Series 36	2011.10.18	8,596	Services fulfillment, Achievement of targets on the basis of market and non-market performance(7),(8)
Series 37	2011.12.23	68,310	Services fulfillment, Achievement of targets on the basis of market and non-market performance(7),(8)
Series 38	2012.01.01	171,100	Services fulfillment, Non-market performance(7),(8)
Series 39	2012.01.08	18,250	Services fulfillment, Achievement of targets on the basis of market and non-market performance(7),(8)
Series 40	2012.08.01	9,864	Services fulfillment, Achievement of targets on the basis of market and non-market performance(7),(8)
Series 41	2012.08.02	37,513	Services fulfillment, Achievement of targets on the basis of market and non-market performance(7),(8)
Series 42	2012.09.20	8,244	Services fulfillment, Achievement of targets on the basis of market and non-market performance(7),(8)
Series 43	2012.11.26	13,918	Services fulfillment, Achievement of targets on the basis of market and non-market performance(7),(8)
Series 44	2013.01.01	17,242	Services fulfillment, Achievement of targets on the basis of market and non-market performance(7),(8)
Series 45	2013.01.01	77,584	Services fulfillment, Achievement of targets on the basis of market and non-market performance(7),(8)
Series 46	2013.01.01	120,680	Services fulfillment, Achievement of targets on the basis of market and non-market performance(7),(8)
Series 47	2013.07.01	10,298	Services fulfillment, Achievement of targets on the basis of market and non-market performance(7),(8)
Series 48	2013.07.23	74,666	Services fulfillment, Achievement of targets on the basis of market and non-market performance(7),(8)
Series 49	2013.07.24	109,420	Services fulfillment, Achievement of targets on the basis of market and non-market performance(7),(8)
Series 50	2013.07.24	82,926	Services fulfillment, Achievement of targets on the basis of market and non-market performance(7),(8)
Series 51	2013.07.25	9,180	Services fulfillment, Achievement of targets on the basis of market and non-market performance(7),(8)
Series 52	2013.08.01	10,278	Services fulfillment, Achievement of targets on the basis of market and non-market performance(7),(8)
Grant deferred in 2010	—	5,240	Satisfied
Grant deferred in 2011	—	17,670	Satisfied
Grant deferred in 2012	—	47,892	Satisfied
Grant deferred in 2013	—	25,273	Satisfied

Sub-Total		968,397

Share grants	Grant date	Number of granted shares(1)	Vesting conditions
		(In number of shares)
(Other subsidiaries)
Share granted in 2010		4,129	Services fulfillment, Achievement of targets on the basis of market and non-market performance(9)
Share granted in 2011		38,931	Services fulfillment, Achievement of targets on the basis of market and non-market performance(9)
Share granted in 2012		63,976	Services fulfillment, Achievement of targets on the basis of market and non-market performance(9)
Share granted in 2013		104,394	Services fulfillment, Achievement of targets on the basis of market and non-market performance(9)

Sub-Total		211,430

Total		1,651,585

(1)	Granted shares represent the total number of shares initially granted to directors and employees at the end of reporting period.
(2)	The number of granted shares to be compensated is determined based on fulfillment of service requirements.
(3)

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

(4)

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

(5)

The 40%, 30% and 30% of the number of granted shares to be compensated are determined based on the accomplishment of the targeted relative TSR, the targeted KPIs and the targeted financial results of the Group, respectively.

(6)	The number of granted shares to be compensated is not linked to performance, but fixed.
(7)

The 30%, 30% and 40% of the number of granted shares to be compensated are determined based on the accomplishment of the targeted KPIs, the targeted financial results of Kookmin Bank and the targeted relative TSR, respectively. However, half of the number of granted shares to be compensated is determined based on the accomplishment of the targeted relative TSR, while the other half is determined by the targeted KPIs.

(8)	Certain portion of the granted shares is compensated over a maximum period of three-years.
(9)

The 30%, 30% and 40% of the number of granted shares to be compensated are determined based on the accomplishment of the key performance results, targeted results with the Group and the targeted relative TSR, respectively. The 60% and 40% of the number of certain granted shares to be compensated are determined based on targeted results with the Group and the targeted relative TSR, respectively.

The details of share grants linked to short-term performance as of December 31, 2013, are as follows:

	Grant date	Number of vested shares(1)	Vesting conditions
(KB Financial Group Inc.)
Share granted in 2010	2010.01.01	3,082	Satisfied
Share granted in 2011	2011.01.01	12,856	Satisfied
Share granted in 2012	2012.01.01	22,349	Satisfied
Share granted in 2013	2013.01.01	21,835	Proportion to service period
(Kookmin Bank)
Share granted in 2010	2010.01.01	27,548	Satisfied
Share granted in 2011	2011.01.01	94,822	Satisfied
Share granted in 2012	2012.01.01	155,466	Satisfied
Share granted in 2013	2013.01.01	174,304	Proportion to service period

(1)	The number of shares, which are exercisable, is determined by the results of performance. The share grants are settled over three years.

Share grants are measured at fair value using the Monte Carlo Simulation Model and assumptions used in determining the fair value are as follows:

	Expected exercise period	Risk free rate	Fair value (Market performance condition)	Fair value (Non-market performance condition)
	(Years)	(%)	(In Korean won)
Linked to long term performance
(KB Financial Group Inc.)
Series 2-3	0.24	2.67	—	42,113
Series 3-1	0.25	2.67	—	40,662
Series 3-2	0.25~1.00	2.67	—	40,662~42,844
Series 3-3	0.25	2.67	—	40,662
Series 4-1	0.53~2.53	2.67	—	42,562~43,760
Series 4-2	0.53~2.53	2.67	—	42,562~43,760
Series 4-3	0.25~2.00	2.67	37,117	37,117~43,343
Series 4-4	0.25~2.00	2.67	37,117	40,662~43,343
Series 4-5	0.25~2.00	2.67	37,117	40,662~43,343
Series 5-1	0.25~1.00	2.67	—	40,662~42,844
Series 6-1	0.25~3.00	2.67	—	40,429~44,160
Series 7-1	0.25~3.00	2.67	—	40,429~44,160
Series 8-1	0.25~3.00	2.67	—	40,429~44,160
Series 9-1	2.00~5.00	2.76	20,402	41,154~45,144

(Kookmin Bank)
Series 32	0.25~2.97	2.67	—	39,923~44,228
Series 33	0.25~3.00	2.67	—	40,662~44,160
Series 34	0.25~3.00	2.67	—	40,662~44,160
Series 36	0.25~3.00	2.67	—	40,662~44,160
Series 37	0.25~3.00	2.67	—	40,662~44,160
Series 38	0.25~3.00	2.67	—	40,662~44,160
Series 39	0.25~3.00	2.67	—	40,662~44,160
Series 40	0.25~3.00	2.67	—	40,662~44,160
Series 41-1	0.58~4.00	2.67	10,272	42,844~44,477
Series 41-2	0.25~3.00	2.67	—	40,662~44,160
Series 42	0.25~3.00	2.67	—	40,662~44,160
Series 43	0.90~4.00	2.67	3,421	42,844~44,477
Series 44	0.25~3.00	2.67	—	40,662~44,160
Series 45-1	1.00~4.00	2.67	8,988	42,844~44,477
Series 45-2	0.25~3.00	2.67	—	40,662~44,160
Series 46-1	1.00~4.00	2.67	8,988	42,844~44,477
Series 46-2	0.25~3.00	2.67	—	40,662~44,160
Series 47	0.25~3.00	2.67	—	40,662~44,160
Series 48	1.56~5.00	2.72	21,274	43,343~45,144
Series 49-1	1.56~5.00	2.72	21,255	43,343~45,144
Series 49-2	0.25~3.00	2.67	28,655	40,662~44,160
Series 50	1.56~5.00	2.72	21,255	43,343~45,144
Series 51	1.56~5.00	2.72	21,050	43,343~45,144
Series 52	1.58~5.00	2.73	21,307	43,343~45,144
Grant deferred in 2010	0.25~1.00	2.67	—	40,662~42,844
Grant deferred in 2011	0.25~1.00	2.67	—	40,662~42,844
Grant deferred in 2012	0.25~2.00	2.67	—	40,662~43,343
Grant deferred in 2013	0.45~2.45	2.67	—	42,492~43,760

	Expected exercise period	Risk free rate	Fair value (Market performance condition)	Fair value (Non-market performance condition)
	(Years)	(%)	(In Korean won)

(Other subsidiaries)
Share granted in 2010	0.25	2.67	—	40,429~42,113
Share granted in 2011	0.25~0.35	2.67	0~10	40,429~42,148
Share granted in 2012	1.00~1.54	2.67~2.72	8,732~18,607	41,418~41,747
Share granted in 2013	0.25~2.75	2.67~2.86	8,990~22,079	34,513~41,747

Linked to short term performance
(KB Financial Group Inc.)
Share granted in 2011	0.25~1.00	2.67	—	40,662~42,844
Share granted in 2012	0.25~2.00	2.67	—	40,662~43,343
Share granted in 2013	1.00~3.00	2.67	—	42,844~44,160

(Kookmin Bank)
Share granted in 2011	0.25~1.00	2.67	—	40,662~42,844
Share granted in 2012	0.25~2.00	2.67	—	40,662~43,343
Share granted in 2013	1.00~3.00	2.67	—	40,662~44,160

Expected volatility is based on the historical volatility of the share price over the most recent period that is generally commensurate with the expected term of the grant. And the current stock price as of December 31, 2013, was used for the underlying asset price. Additionally, the average three-year historical dividend rate was used as the expected dividend rate.

As of December 31, 2012 and 2013, the accrued expenses related to share-based payments including share options and share grants amounted to ￦37,858 million and ￦48,423 million, respectively. The compensation costs from share options and share grants amounts to ￦7,609 million were reversed for the year ended December 31, 2011, and the compensation costs amounting to ￦13,871 million and ￦17,289 million were recognized as an expense for the years ended December 31, 2012 and 2013, respectively. There is no intrinsic value of the vested share options.

32. Other non-operating income and expenses

The details of other non-operating income and expenses for the years ended December 31, 2011, 2012 and 2013, are as follows:

	2011		2012		2013
	(In millions of Korean won)
Other non-operating income
Gains of disposal in property and equipment	￦	313	￦	5,840	￦	819
Rent received		3,678		4,349		8,615
Others		56,580		50,666		101,848

Sub-total		60,571		60,855		111,282

Other non-operating expenses
Losses of disposal in property and equipment		768		426		928
Donation		77,889		80,446		59,760
Restoration cost		1,981		945		909
Others		122,425		97,310		61,994

Sub-total		203,063		179,127		123,591

Net other non-operating income(expense)	￦	(142,490)	￦	(118,272)	￦	(12,309)

33. Tax expenses

Income tax expense for the years ended December 31, 2011, 2012 and 2013, consist of:

	2011		2012		2013
	(In millions of Korean won)
Tax payable
Current tax expense	￦	816,051	￦	695,135	￦	569,449
Adjustments recognized in the period for current tax of prior years		3,639		18,017		86,931

Sub-total		819,690		713,152		656,380

Changes in deferred income tax assets (liabilities)		(80,996)		(87,494)		(89,477)

Income tax recognized directly in equity
Remeasurements of net defined benefit liabilities		12,327		9,663		(13,085)
Change in value of available-for-sale financial assets		46,303		(77,956)		7,942
Change in value of held-to-maturity financial assets		(249)		(240)		(1,787)
Share of other comprehensive income of associates		31		390		9
Cash flow hedges		241		1,025		(618)
Losses on Sale of Treasury Stock		47,225		—		—
Others		—		(29)		—

Sub-total		105,878		(67,147)		(7,539)

Others		—		—		(7,778)

Tax expense	￦	844,572	￦	558,511	￦	551,586

An analysis of the net profit before income tax and income tax expense for the years ended December 31, 2011, 2012 and 2013, follows:

	2011		2012		2013
	(In millions of Korean won)
Net profit before income tax	￦	3,305,293	￦	2,298,644	￦	1,815,291

Tax at the applicable tax rate(1)	￦	799,855	￦	555,810	￦	438,838
Non-taxable income		(14,325)		(6,291)		(17,716)
Non-deductible expense		16,220		13,263		33,489
Tax credit and tax exemption		(2,198)		(187)		(1,417)
Temporary difference for which no deferred tax is recognized		(2,567)		1,633		47,138
Deferred tax relating to changes in recognition and measurement		(8,459)		(7,289)		2,828
Income tax paid(refund) for tax of prior years		23,479		(19,870)		41,322
Income tax expense of overseas branch		18,308		16,929		4,796
Effects from change in tax rate		18,008		941		(871)
Others		(3,749)		3,572		3,179

Tax expense	￦	844,572	￦	558,511	￦	551,586

Average effective tax rate (Income tax expense / Profit before tax) (%)		25.55		24.30		30.39

(1)

Applicable income tax rate for ￦200 million and below is 11%, for over ￦200 million is 24.2% as of December 31, 2011, which is composed of corporate tax and local income tax. In addition, for ￦200 million and below is 11%, for ￦200 million to ￦20 billion is 22% and for over ￦20 billion is 24.2% as of December 31, 2012 and 2013, which is composed of corporate tax and local income tax.

The details of current tax assets (income tax refund receivables) and current tax liabilities (income tax payables), as of December 31, 2012 and 2013, are as follows:

	2012
	Tax payables (receivables) before offsetting		Offsetting		Tax payables (receivables) after offsetting
	(In millions of Korean won)
Income tax refund receivables	￦	(429,676)	￦	415,156	￦	(14,520)
Income tax payables		679,822		(415,156)		264,666

	2013
	Tax payables (receivables) before offsetting		Offsetting		Tax payables (receivables) after offsetting
	(In millions of Korean won)
Income tax refund receivables	￦	(99,524)	￦	82,057	￦	(17,467)
Income tax payables		293,320		(82,057)		211,263

34. Dividends

The dividends paid to the shareholders of the Parent Company in 2011, 2012 and 2013 were ￦41,163 million (￦120 per share), ￦278,173 million (￦720 per share) and ￦231,811 million (￦600 per share), respectively. The dividends to the shareholders of the Parent Company in respect of the year ended December 31, 2013, of ￦500 per share, amounting to total dividends of ￦193,176 million, is to be proposed at the annual general shareholder’s meeting on March 28, 2014. The Group’s consolidated financial statements as of December 31, 2013, do not reflect this dividend payable.

35. Accumulated other comprehensive income

The details of accumulated other comprehensive income for the years ended December 31, 2012 and 2013, are as follows:

	2012
	Beginning		Changes except for reclassification		Reclassification to profit or loss		Tax effect		Ending
	(In millions of Korean won)
Remeasurements of net defined benefit liabilities	￦	(23,254)	￦	(39,916)	￦	—	￦	9,663	￦	(53,507)
Exchange differences on translating foreign operations		(1,464)		(25,597)		—		—		(27,061)
Change in value of available-for-sale financial assets		191,752		383,043		(70,485)		(77,956)		426,354
Change in value of held-to-maturity financial assets		(1,652)		671		(4)		(240)		(1,225)
Shares of other comprehensive income of associates		(3,023)		(44,605)		(48)		390		(47,286)
Cash flow hedges		(1,320)		(26,838)		25,000		1,025		(2,133)

Total	￦	161,039	￦	246,758	￦	(45,537)	￦	(67,118)	￦	295,142

	2013
	Beginning		Changes except for reclassification		Reclassification to profit or loss		Tax effect		Ending
	(In millions of Korean won)
Remeasurements of net defined benefit liabilities	￦	(53,507)	￦	54,069	￦	—	￦	(13,085)	￦	(12,523)
Exchange differences on translating foreign operations		(27,061)		(2,372)		—		—		(29,433)
Change in value of available-for-sale financial assets		426,354		198,798		(202,118)		7,942		430,976
Change in value of held-to-maturity financial assets		(1,225)		1,005		6,911		(1,787)		4,904
Shares of other comprehensive income of associates		(47,286)		(9,765)		(55)		9		(57,097)
Cash flow hedges		(2,133)		(2,991)		5,227		(618)		(515)

Total	￦	295,142	￦	238,744	￦	(190,035)	￦	(7,539)	￦	336,312

36. Earnings per share

36.1 Basic earnings per share

Basic earnings per share is calculated by dividing profit and loss attributable to ordinary equity holders of the Parent Company by the weighted average number of ordinary shares outstanding, excluding the treasury shares, during the years ended December 31, 2011, 2012 and 2013.

Weighted average number of ordinary shares outstanding:

	2011
	Number of shares (a)	Days outstanding (b)	Total outstanding shares [(a) x (b)]
	(In number of shares)
Beginning (A)	386,351,693	365	141,018,367,945
Treasury shares (B)	43,322,704	13	563,195,152
	40,984,474	28	1,147,565,272
	37,463,510	42	1,573,467,420
	34,966,962	105	3,671,531,010

			6,955,758,854

Total outstanding shares [(C)=(A)-(B)]			134,062,609,091

Weighted average number of ordinary shares outstanding [(D) =(C)/365]			367,294,819

	2012
	Number of shares (a)	Days outstanding (b)	Total outstanding shares [(a) x (b)]
	(In number of shares)
Beginning (A)	386,351,693	366	141,404,719,638

Weighted average number of ordinary shares outstanding [(D) =(C)/366]			386,351,693

	2013
	Number of shares (a)	Days outstanding (b)	Total outstanding shares [(a) x (b)]
	(In number of shares)
Beginning (A)	386,351,693	365	141,018,367,945

Weighted average number of ordinary shares outstanding [(D) =(C)/365]			386,351,693

Basic earnings per share:

	2011
	(in Korean won and in number of shares)
Profit attributable to ordinary shares (C)	￦	2,405,176,343,515
Weighted average number of ordinary shares outstanding (D)		367,294,819
Basic earnings per share [(E)=(C)/(D)]	￦	6,548

	2012
	(in Korean won and in number of shares)
Profit attributable to ordinary shares (C)	￦	1,731,033,767,411
Weighted average number of ordinary shares outstanding (D)		386,351,693
Basic earnings per share [(E)=(C)/(D)]	￦	4,480

	2013
	(in Korean won and in number of shares)
Profit attributable to ordinary shares (C)	￦	1,260,509,261,925
Weighted average number of ordinary shares outstanding (D)		386,351,693
Basic earnings per share [(E)=(C)/(D)]	￦	3,263

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

Adjusted profit for diluted earnings per share:

	2011
	(In Korean won)
Profit attributable to ordinary shares	￦	2,405,176,343,515
Adjustment		—
Adjusted profit for diluted earnings per share	￦	2,405,176,343,515

	2012
	(In Korean won)
Profit attributable to ordinary shares	￦	1,731,033,767,411
Adjustment		—
Adjusted profit for diluted earnings per share	￦	1,731,033,767,411

	2013
	(In Korean won)
Profit attributable to ordinary shares	￦	1,260,509,261,925
Adjustment		—
Adjusted profit for diluted earnings per share	￦	1,260,509,261,925

Adjusted weighted average number of ordinary shares outstanding to calculate diluted earnings per share:

	2011	2012	2013
	(in number of shares)
Weighted average number of ordinary shares outstanding	367,294,819	386,351,693	386,351,693
Adjustment
Share grants	884,974	1,193,606	1,639,306
Adjusted weighted average number of ordinary shares outstanding for diluted earnings per share	368,179,793	387,545,299	387,990,999

Diluted earnings per share:

	2011
	(in Korean won and in number of shares)
Adjusted profit for diluted earnings per share	￦	2,405,176,343,515
Adjusted weighted average number of ordinary shares outstanding for diluted earnings per share		368,179,793
Diluted earnings per share	￦	6,533

	2012
	(in Korean won and in number of shares)
Adjusted profit for diluted earnings per share	￦	1,731,033,767,411
Adjusted weighted average number of ordinary shares outstanding for diluted earnings per share		387,545,299
Diluted earnings per share	￦	4,467

	2013
	(in Korean won and in number of shares)
Adjusted profit for diluted earnings per share	￦	1,260,509,261,925
Adjusted weighted average number of ordinary shares outstanding for diluted earnings per share		387,990,999
Diluted earnings per share	￦	3,249

37. Insurance Contracts

37.1 Insurance liabilities

The details of insurance liabilities presented within other liabilities as of December 31, 2012 and 2013, are as follows:

	2012		2013
	(In millions of Korean won)
Individual insurance
Pure Endowment insurance	￦	3,281,701	￦	3,861,364
Death insurance		63,821		85,123
Joint insurance		1,470,755		1,634,590
Group insurance		1,285		1,339
Other		19,604		16,627

Total	￦	4,837,166	￦	5,599,043

The changes in insurance liabilities for the years ended December 31, 2012 and 2013, are as follows:

	2012
	Individual insurance						Group insurance		Others(1)		Total
	Pure Endowment insurance		Death insurance		Joint insurance
	(In millions of Korean won)
Beginning	￦	2,159,534	￦	54,008	￦	1,301,139	￦	266	￦	16,489	￦	3,531,436
Provision		1,122,167		9,813		169,616		1,019		3,115		1,305,730

Ending	￦	3,281,701	￦	63,821	￦	1,470,755	￦	1,285	￦	19,604	￦	4,837,166

	2013
	Individual insurance						Group insurance		Others(1)		Total
	Pure Endowment insurance		Death insurance		Joint insurance
	(In millions of Korean won)
Beginning	￦	3,281,701	￦	63,821	￦	1,470,755	￦	1,285	￦	19,604	￦	4,837,166
Provision		579,663		21,302		163,835		54		(2,977)		761,877

Ending	￦	3,861,364	￦	85,123	￦	1,634,590	￦	1,339	￦	16,627	￦	5,599,043

(1)	Consists of policyholders’ profit dividend reserve, reserve for compensation for losses on dividend-paying insurance contracts and others.

37.2 Insurance assets

The details of insurance assets presented within other assets as of December 31, 2012 and 2013, are as follows:

	2012		2013
	(In millions of Korean won)
Reinsurance assets	￦	3,751	￦	5,245
Deferred acquisition costs		151,925		151,909

Total	￦	155,676	￦	157,154

The changes in reinsurance assets for the years ended December 31, 2012 and 2013, are as follows:

	2012		2013
	(In millions of Korean won)
Beginning	￦	2,146	￦	3,751
Increase (decrease)		1,605		1,494

Ending	￦	3,751	￦	5,245

The changes in deferred acquisition costs for the years ended December 31, 2012 and 2013, are as follows:

	2012		2013
	(In millions of Korean won)
Beginning	￦	126,304	￦	151,925
Increase		106,959		102,702
Amortization		(81,338)		(102,718)

Ending	￦	151,925	￦	151,909

37.3 Insurance premiums and reinsurance

The details of insurance premiums for the years ended December 31, 2011, 2012 and 2013, are as follows:

	2011
	Pure endowment insurance		Death insurance		Joint insurance		Group insurance		Others		Total
	(In millions of Korean won)
Insurance premiums earned	￦	651,281	￦	7,073	￦	339,204	￦	1,640	￦	8,173	￦	1,007,371
Reinsurance premiums paid		(333)		(773)		(161)		(1,373)		(2,056)		(4,696)

Net premiums earned	￦	650,948	￦	6,300	￦	339,043	￦	267	￦	6,117	￦	1,002,675

	2012
	Pure endowment insurance		Death insurance		Joint insurance		Group insurance		Others		Total
	(In millions of Korean won)
Insurance premiums earned	￦	1,307,974	￦	19,547	￦	352,482	￦	3,967	￦	39,081	￦	1,723,051
Reinsurance premiums paid		(196)		(2,637)		(133)		(892)		(8,354)		(12,212)

Net premiums earned	￦	1,307,778	￦	16,910	￦	352,349	￦	3,075	￦	30,727	￦	1,710,839

	2013
	Pure endowment insurance		Death insurance		Joint insurance		Group insurance		Others		Total
	(In millions of Korean won)
Insurance premiums earned	￦	795,031	￦	41,389	￦	336,540	￦	5,019	￦	42,474	￦	1,220,453
Reinsurance premiums paid		(480)		(3,854)		(278)		(2,177)		(7,302)		(14,091)

Net premiums earned	￦	794,551	￦	37,535	￦	336,262	￦	2,842	￦	35,172	￦	1,206,362

The details of reinsurance transactions for the years ended December 31, 2011, 2012 and 2013, are as follows:

	2011
	Reinsurance expense		Reinsurance revenue
	Reinsurance premium paid		Reinsurance claims		Reinsurance commission		Total
	(In millions of Korean won)
Individual	￦	1,268	￦	623	￦	674	￦	1,297
Group		1,372		1,133		—		1,133
Others		2,056		1,288		—		1,288

Total	￦	4,696	￦	3,044	￦	674	￦	3,718

	2012
	Reinsurance expense		Reinsurance revenue
	Reinsurance premium paid		Reinsurance claims		Reinsurance commission		Total
	(In millions of Korean won)
Individual	￦	2,966	￦	1,150	￦	1,000	￦	2,150
Group		892		1,138		—		1,138
Others		8,354		4,127		—		4,127

Total	￦	12,212	￦	6,415	￦	1,000	￦	7,415

	2013
	Reinsurance expense		Reinsurance revenue
	Reinsurance premium paid		Reinsurance claims		Reinsurance commission		Total
	(In millions of Korean won)
Individual	￦	4,612	￦	3,850	￦	466	￦	4,316
Group		2,177		2,124		220		2,344
Others		7,302		6,660		—		6,660

Total	￦	14,091	￦	12,634	￦	686	￦	13,320

Insurance expenses for the years ended December 31, 2011, 2012 and 2013, are as follows:

	2011
	Pure endowment insurance		Death insurance		Joint insurance		Group insurance		Others		Total
	(In millions of Korean won)
Insurance expense	￦	2,010	￦	670	￦	25,201	￦	1,663	￦	206	￦	29,750
Dividend expense		73		11		1		—		—		85
Refund expense		150,627		3,565		171,090		276		—		325,558
Provision		518,853		2,842		148,540		32		2,993		673,260

Sub-total		671,563		7,088		344,832		1,971		3,199		1,028,653

Reinsurance claims		(106)		(433)		(84)		(1,133)		(1,288)		(3,044)

Net insurance expense	￦	671,457	￦	6,655	￦	344,748	￦	838	￦	1,911	￦	1,025,609

	2012
	Pure endowment insurance		Death insurance		Joint insurance		Group insurance		Others		Total
	(In millions of Korean won)
Insurance expense	￦	2,659	￦	1,637	￦	6,232	￦	2,775	￦	2,423	￦	15,726
Dividend expense		154		12		—		—		—		166
Refund expense		202,965		4,043		183,061		215		—		390,284
Provision		1,122,167		9,813		169,616		1,019		3,115		1,305,730

Sub-total		1,327,945		15,505		358,909		4,009		5,538		1,711,906

Reinsurance claims		(184)		(898)		(68)		(1,138)		(4,127)		(6,415)

Net insurance expense	￦	1,327,761	￦	14,607	￦	358,841	￦	2,871	￦	1,411	￦	1,705,491

	2013
	Pure endowment insurance		Death insurance		Joint insurance		Group insurance		Others		Total
	(In millions of Korean won)
Insurance expense	￦	6,557	￦	2,287	￦	1,085	￦	4,922	￦	5,645	￦	20,496
Dividend expense		295		13		—		—		—		308
Refund expense		259,710		5,257		185,286		351		—		450,604
Provision		579,663		21,302		163,835		54		(2,977)		761,877

Sub-total		846,225		28,859		350,206		5,327		2,668		1,233,285

Reinsurance claims		(204)		(3,592)		(54)		(2,124)		(6,660)		(12,634)

Net insurance expense	￦	846,021	￦	25,267	￦	350,152	￦	3,203	￦	(3,992)	￦	1,220,651

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

The characteristic and exposure of insurance price risk

The insurance risk of a life insurance company is measured by insurance price risk. As the life insurance coverage is in the form of a fixed payment, the fluctuation of policy reserve is small and the period from insured event to claims payment is not long, the policy reserve risk is managed by assessments of adequacy of the policy reserve.

The Group measures the exposure of insurance price risk as the shortfall of the risk premiums received compared to the claims paid on all insurance contracts for the last 12 months preceding the reporting date.

The maximum exposure of premium risk as of December 31, 2012 and 2013, follows:

	2012
	Before reinsurance mitigation		After reinsurance mitigation
	(In millions of Korean won)
Mortality	￦	8,016	￦	5,905
Disability		509		176
Hospitalization		821		507
Operation and diagnosis		1,914		911
Actual losses for medical expense		121		43
Other		86		66

Total	￦	11,467	￦	7,608

	2013
	Before reinsurance mitigation		After reinsurance mitigation
	(In millions of Korean won)
Mortality	￦	10,969	￦	5,431
Disability		660		370
Hospitalization		861		600
Operation and diagnosis		1,731		1,164
Actual losses for medical expense		243		132
Other		89		68

Total	￦	14,553	￦	7,765

Average ratios of claims paid per risk premium received on the basis of exposure before mitigation for the past three years as of December 31, 2012 and 2013, were 68% and 69%, respectively.

The exposure of market risk arising from embedded derivatives included in host insurance contracts as of December 31, 2012 and 2013, are as follows:

	2012				2013
	Policy holders reserve		Guarantee reserve		Policy holders reserve		Guarantee reserve
	(In millions of Korean won)
Variable annuity	￦	524,903	￦	3,937	￦	540,797	￦	4,058
Variable universal		117,397		59		132,413		135
Others		—		—		1,443		—

Total	￦	642,300	￦	3,996	￦	674,653	￦	4,193

Premium reserves and unearned premium reserves classified based on each residual maturity as of December 31, 2012 and 2013, are as follows:

	2012
	Lower than 3 years		3-5 years		5-10 years		10-15 years		15-20 years		20 years or more		Total
	(In millions of Korean won)
Premium reserves	￦	156,070	￦	276,101	￦	1,615,643	￦	270,973	￦	345,853	￦	2,109,936	￦	4,774,576
Unearned premium reserves		741		—		2		—		2		4		749

	2013
	Lower than 3 years		3-5 years		5-10 years		10-15 years		15-20 years		20 years or more		Total
	(In millions of Korean won)
Premium reserves	￦	259,324	￦	324,305	￦	1,570,009	￦	294,058	￦	426,287	￦	2,653,510	￦	5,527,493
Unearned premium reserves		642		1		3		—		2		3		651

38. Supplemental Cash Flow Information

Cash and cash equivalents as of December 31, 2012 and 2013, are as follows:

	2012		2013
	(In millions of Korean won)
Cash	￦	2,041,647	￦	1,963,977
Checks with other banks		808,461		734,574
Due from Bank of Korea		3,215,181		7,128,025
Due from other financial institutions		4,527,316		4,966,078

Sub-total		10,592,605		14,792,654

Restricted due from financial institutions		(3,643,387)		(7,665,903)
Due from financial institutions with original maturities over three-months		(361,913)		(957,565)

Sub-total		(4,005,300)		(8,623,468)

Total	￦	6,587,305	￦	6,169,186

Significant non-cash transactions for the years ended December 31, 2011, 2012 and 2013, are as follows:

	2011		2012		2013
	(In millions of Korean won)
Decrease in loans due to the write-offs	￦	2,181,414	￦	2,197,135	￦	2,132,066
Changes in accumulated other comprehensive income due to valuation of financial investments		(242,668)		245,757		(3,591)
Changes in investment in associates due to debt-for-equity swap with Ssangyong Engineering & Construction Co., Ltd		—		—		28,779
Changes in financial investments due to debt-for-equity swap with Taihan Electric Wire Co., Ltd		—		—		115,716
Increase in available-for-sale financial assets from debt-equity swap		1,914		1,388		—
Decrease in Accumulated other comprehensive income from measurement of investment securities in associates		—		(44,263)		(9,811)

Cash inflow and outflow from income tax, interests and dividends for the years ended December 31, 2011 2012 and 2013, are as follows:

	Activity	2011		2012		2013
		(In millions of Korean won)
Income tax paid	Operating	￦	(121,533)	￦	838,073	￦	504,900
Interest received	Operating		14,384,913		14,494,389		12,749,214
Interest paid	Operating		6,830,541		7,247,429		6,407,081
Dividends received	Operating		98,212		96,587		98,579
Dividends paid	Financing		41,163		278,173		231,811
Dividends paid on hybrid capital instrument	Financing		46,331		—		—

39. Contingent liabilities and commitments

Acceptances and guarantees as of December 31, 2012 and 2013, are as follows:

	2012		2013
	(In millions of Korean won)
Confirmed acceptances and guarantees
Confirmed acceptances and guarantees in Korean won
Acceptances and guarantees for corporate purchasing card	￦	17	￦	17
Acceptances and guarantees for KB purchasing loan		546,480		448,906
Other acceptances and guarantees		1,017,631		782,646

Sub-total		1,564,128		1,231,569

Confirmed acceptances and guarantees in foreign currency
Acceptances of letter of credit		204,764		281,049
Letter of guarantees		66,535		57,596
Bid bond		85,228		24,212
Performance bond		529,088		999,872
Refund guarantees		2,172,006		2,263,202
Other acceptances and guarantees		552,015		906,105

Sub-total		3,609,636		4,532,036

Financial guarantees
Guarantees for Debenture-Issuing		—		20,200
Acceptances and guarantees for mortgage		45,123		43,272
Overseas debt guarantees		238,670		319,080
International financing guarantees in foreign currencies		21,422		41,896

Sub-total		305,215		424,448

Total confirmed acceptances and guarantees		5,478,979		6,188,053

Unconfirmed acceptances and guarantees
Guarantees of letter of credit		3,326,326		3,265,906
Refund guarantees		918,191		775,181

Total unconfirmed acceptances and guarantees		4,244,517		4,041,087

Total	￦	9,723,496	￦	10,229,140

Acceptances and guarantees by counter party as of December 31, 2012 and 2013, are as follows:

	2012
	Confirmed guarantees		Unconfirmed guarantees		Total		Proportion (%)
	(In millions of Korean won)
Corporations	￦	4,237,305	￦	2,450,719	￦	6,688,024	68.78
Small companies		1,185,994		763,254		1,949,248	20.05
Public and others		55,680		1,030,544		1,086,224	11.17

Total	￦	5,478,979	￦	4,244,517	￦	9,723,496	100.00

	2013
	Confirmed guarantees		Unconfirmed guarantees		Total		Proportion (%)
	(In millions of Korean won)
Corporations	￦	4,998,062	￦	2,723,162	￦	7,721,224	75.48
Small companies		1,029,039		623,803		1,652,842	16.16
Public and others		160,952		694,122		855,074	8.36

Total	￦	6,188,053	￦	4,041,087	￦	10,229,140	100.00

Acceptances and guarantees by industry as of December 31, 2012 and 2013, are as follows:

	2012
	Confirmed guarantees		Unconfirmed guarantees		Total		Proportion (%)
	(In millions of Korean won)
Financial institutions	￦	92,037	￦	8,610	￦	100,647	1.04
Manufacturing		3,262,542		2,198,617		5,461,159	56.16
Service		389,831		33,815		423,646	4.36
Whole sale & Retail		924,602		725,224		1,649,826	16.97
Construction		754,876		284,448		1,039,324	10.69
Public sector		20,650		972,777		993,427	10.22
Others		34,441		21,026		55,467	0.56

Total	￦	5,478,979	￦	4,244,517	￦	9,723,496	100.00

	2013
	Confirmed guarantees		Unconfirmed guarantees		Total		Proportion (%)
	(In millions of Korean won)
Financial institutions	￦	145,197	￦	3,924	￦	149,121	1.46
Manufacturing		3,867,870		2,270,254		6,138,124	60.01
Service		523,698		115,710		639,408	6.25
Whole sale & Retail		1,083,264		745,658		1,828,922	17.88
Construction		484,764		244,727		729,491	7.13
Public sector		72,583		635,326		707,909	6.92
Others		10,677		25,488		36,165	0.35

Total	￦	6,188,053	￦	4,041,087	￦	10,229,140	100.00

Commitments as of December 31, 2012 and 2013, are as follows:

	2012		2013
	(In millions of Korean won)
Commitments
Corporate loan commitments	￦	40,770,994	￦	42,446,365
Retail loan commitments		14,348,821		13,976,426
Credit line on credit cards		36,214,899		37,112,333
Private placement commitments		80,000		80,000
Purchase of other security investment		1,778,767		1,806,908

Total commitments		93,193,481		95,422,032

Financial Guarantees
Credit line		1,141,554		2,572,424
Purchase of security investment		62,500		100,500

Total financial guarantees		1,204,054		2,672,924

Total	￦	94,397,535	￦	98,094,956

Other Matters (including litigation)

i) The Group has filed 164 lawsuits (excluding minor lawsuits in relation to the collection or management of loans), involving aggregate claims of ￦797,816 million, and faces 288 lawsuits (as the defendant) (excluding minor lawsuits in relation to the collection or management of loans) involving aggregate damages of ￦532,098 million, which arose in the normal course of the business and are still pending as of December 31, 2013.

Meanwhile, certain customers of Kookmin Bank have filed lawsuits against Kookmin Bank in connection with fees paid for the registration of fixed collateral. Of the cases currently on trial, the Court has ruled in favor of Kookmin Bank, and where the case has been appealed, these appeals were subsequently dismissed. Based on these rulings, there is a low probability of potential losses related to the aforementioned lawsuits.

ii) According to the shareholders’ agreement on September 25, 2009, between Kookmin Bank, the International Finance Corporation (“IFC”) and the remaining shareholders, Kookmin Bank granted a put option to IFC with the right to sell shares of JSC Bank Center Credit to itself or its designee. The exercise price is determined at its fair value by mutual agreement between Kookmin Bank and IFC. If the price is not agreed by the designated date, it is determined by the value measured by the selected independent external valuation institution. The put option may be exercised by IFC at any time from February 24, 2013, to February 24, 2017.

iii) The face value of the securities sold to general customers through tellers’ sale amounts to ￦116,633 million and ￦57,159 million as of December 31, 2012 and 2013, respectively.

iv) Kookmin Bank underwent a tax investigation by the Seoul Regional Tax Office and in early 2007 was assessed additional corporate tax including local income tax of ￦482,755 million. Kookmin Bank paid this amount to the tax authorities. Subsequently, Kookmin Bank filed a claim for adjudication in August 2007 for repayment of the amount of ￦482,643 million. Of this amount, ￦117,135 million has been refunded to Kookmin Bank following a successful appeal to the National Tax Tribunal and administrative litigations. Further, a portion of the claim amounting to ￦970 million has been extinguished following litigation. Meanwhile, the claim for a refund of ￦364,538 million, specifically related to the merger of Kookmin Card Co., Ltd. was ruled in favor of Kookmin Bank in an original case on April 1, 2011, and in a second trial at the Seoul High Court on January 12, 2012. The ruling has been appealed by the tax authorities to the Supreme Court, where it is currently pending third trial as of December 31, 2013.

v) During the year ended December 31, 2013, Kookmin Bank underwent a tax investigation for the fiscal years 2008 to 2012 by the Seoul Regional Tax Office. As a result, Kookmin Bank was fined a total of ￦124,357 million for income taxes (including local income taxes), paid ￦113,699 million, excluding local income taxes, and recognized local income taxes amounting to ￦10,658 million as other payables. In October 2013, the Group appealed to the tax tribunal the ￦116,257 million in fines.

vi) The Group filed a claim for rectification of foreign income tax paid of Kookmin Bank for the fiscal years 2010 to 2011. The claim was ruled in favor of the Group in January 2014 and a refund of ￦15,772 million was received from the Seoul Regional Tax Office. The refund will belong to Kookmin Bank.

vii) KB Kookmin Card suffered massive leakage of customer personal information in June 2013. This leakage was caused by an employee of outsourced subcontractor who was setting up a fraud detection system for KB Kookmin Card. Consequently, as at the date on which the Board of Directors approved the financial statements, KB Kookmin Card is subject to claims from five plaintiffs, with an aggregated claim of ￦34 million. Additional lawsuits may be filed against the Group with respect to the leakage of customer personal information, and the final outcomes of such litigations remain uncertain.

viii) The Group was chosen as the preferred bidder in the sale of Woori Financial Co., Ltd. on December 6, 2013.

40. Subsidiaries

The details of subsidiaries as of December 31, 2013, are as follows:

Investor	Investee	Ownership interests(%)	Location	Date of financial information	Industry
KB Financial Group Inc.	Kookmin Bank	100.00	Korea	Dec. 31	Banking and domestic, foreign exchange transaction
	KB Kookmin Card Co., Ltd.	100.00	Korea	Dec. 31	Credit card
	KB Investment & Securities Co., Ltd.	100.00	Korea	Dec. 31	Financial investment
	KB Life Insurance Co., Ltd.	100.00	Korea	Dec. 31	Life insurance
	KB Asset Management Co., Ltd.	100.00	Korea	Dec. 31	Security investment trust management and advisory
	KB Real Estate Trust Co., Ltd.	100.00	Korea	Dec. 31	Real estate trust management
	KB Investment Co., Ltd.	100.00	Korea	Dec. 31	Investment in small company
	KB Credit Information Co., Ltd.	100.00	Korea	Dec. 31	Collection of receivables or credit investigation
	KB Data System Co., Ltd.	100.00	Korea	Dec. 31	Software advisory, development, and supply
	KB Savings Bank Co., Ltd.	100.00	Korea	Dec. 31	Savings banking
	Yehansoul Savings Bank Co., Ltd.	100.00	Korea	Dec. 31	Savings banking

Investor	Investee	Ownership interests(%)	Location	Date of financial information	Industry
Kookmin Bank	Kookmin Bank Int’l Ltd.(London)	100.00	United Kingdom	Dec. 31	Banking and foreign exchange transaction
	Kookmin Bank Hong Kong Ltd.	100.00	Hong Kong	Dec. 31	Banking and foreign exchange transaction
	Kookmin Bank Cambodia PLC.	100.00	Cambodia	Dec. 31	Banking and foreign exchange transaction
	Kookmin Bank (China) Ltd.	100.00	China	Dec. 31	Banking and foreign exchange transaction
	Personal pension trusts and 10 other trusts(1)	—	Korea	Dec. 31	Trust
	KB Mortgage Loan First Securitization Specialty Co., Ltd. and 10 others(2)	—	Korea	Dec. 31	Asset-backed securitization and others
	KB Evergreen Private Securities 82 and 28 others	100.00	Korea	Dec. 31	Private equity fund
Kookmin Bank, KB Investment Co., Ltd.	KB06-1 Venture Investment	75.00	Korea	Dec. 31	Capital investment
	KB08-1 Venture Investment	100.00	Korea	Dec. 31	Capital investment
	KB12-1 Venture Investment	100.00	Korea	Dec. 31	Capital investment
	KB Start-up Creation Fund	100.00	Korea	Dec. 31	Capital investment
KB Asset Management Co., Ltd.	KB Wellyan Private Equity Real Estate Fund No. 6	95.67	Korea	Dec. 31	Capital investment
	KB Wellyan Private Equity Real Estate Fund No. 7(2)	47.97	Korea	Dec. 31	Capital investment
KB Wellyan Private Equity Real Estate Fund No. 6, 7	Boyoung construction(2)	—	Korea	Dec. 31	Construction
KB Investment Co., Ltd.	NPS 07-5 KB Venture Fund(2)	20.00	Korea	Dec. 31	Capital investment
	09-5 KB Venture Fund(2)	33.33	Korea	Dec. 31	Capital investment
	KoFC-KB Pioneer Champ No.2010-8 Investment Partnership(2)	50.00	Korea	Dec. 31	Capital investment
	2011 KIF-KB IT Venture Fund(2)	43.33	Korea	Dec. 31	Capital investment
	KoFC-KB Young Pioneer 1st Fund(2)	33.33	Korea	Dec. 31	Capital investment

Investor	Investee	Ownership interests(%)	Location	Date of financial information	Industry
KB Kookmin Card Co., Ltd	KB Kookmin Card First Securitization Co., Ltd.(2)	0.90	Korea	Dec. 31	Asset-backed securitization
	Wise Mobile First Securitization Specialty(2)	—	Korea	Dec. 31	Asset-backed securitization
	Wise Mobile Second Securitization Specialty(2)	—	Korea	Dec. 31	Asset-backed securitization
	Wise Mobile third Securitization Specialty(2)	—	Korea	Dec. 31	Asset-backed securitization
	Wise Mobile fourth Securitization Specialty(2)	—	Korea	Dec. 31	Asset-backed securitization
	Wise Mobile fifth Securitization Specialty(2)	—	Korea	Dec. 31	Asset-backed securitization
	Wise Mobile sixth Securitization Specialty(2)	—	Korea	Dec. 31	Asset-backed securitization
	Wise Mobile seventh Securitization Specialty(2)	—	Korea	Dec. 31	Asset-backed securitization
KB Life Insurance Co., Ltd.	Dream Smart Turn Private Securities 3 and five others	100.00	Korea	Dec. 31	Private equity fund
Kookmin Bank, KB Investment & Securities, KB life Insurance, KB Real Estate Trust Co., Ltd	KB Wise Star Private Real Estate Feeder Fund 1st.	100.00	Korea	Dec. 31	Investment trust
Kookmin Bank	Hanbando BTL Private Special Asset Fund(2)	39.74	Korea	Dec. 31	Capital investment
Kookmin Bank, KB life Insurance	KB Hope Sharing BTL Private Special Asset(2)	40.00	Korea	Dec. 31	Capital investment
Kookmin Bank	KB Mezzanine Private Securities Fund 1(2)	46.51	Korea	Dec. 31	Capital investment
	K Star KTB ETF(Bond)(2)	48.20	Korea	Dec. 31	Capital investment
	Global Logistics Infra Private Fund 1	57.14	Korea	Dec. 31	Capital investment
	Global Logistics Infra Private Fund 2	—	Korea	Dec. 31	Capital investment
KB Wise Star Private Real Estate Feeder Fund 1st.	KB Star Retail Real Estate Feeder Fund 1st.(2)	48.98	Korea	Dec. 31	Capital investment

(1)

The Group controls the trust because it has power that determines the management performance over the trust and is exposed to variable returns to absorb losses through the guarantees of payment of principal or payment of principal and fixed rate of return.

(2)

The Group controls these investees because it is exposed to variable returns from its involvement with the investees and has ability to affect those returns through its power, even though it holds less than a majority of the voting rights of the investees.

The condensed financial information of major subsidiaries as of December 31, 2012 and 2013, and for the years ended December 31, 2012 and 2013, is as follows:

	2012
	Assets		Liabilities		Equity		Operating income (revenue)		Profit(loss) for the year		Total compre- hensive income(loss) for the year
	(In millions of Korean won)
Kookmin Bank(1)	￦	261,046,853	￦	241,029,295	￦	20,017,558	￦	19,421,893	￦	1,440,123	￦	1,549,881
KB Kookmin Card Co., Ltd.(1)		14,046,174		10,966,541		3,079,633		2,921,167		290,741		297,423
KB Investment & Securities Co., Ltd.(1)		3,314,907		2,769,160		545,747		1,003,421		17,892		21,760
KB Life Insurance Co., Ltd.(1)		5,987,928		5,594,727		393,201		1,944,103		16,645		38,498
KB Asset Management Co., Ltd.(1)		164,595		37,555		127,040		89,541		35,885		36,882
KB Real Estate Trust Co., Ltd		201,572		35,363		166,209		52,021		21,751		21,565
KB Investment Co., Ltd.(1)		226,528		103,086		123,442		26,233		5,501		7,380
KB Credit Information Co., Ltd		30,422		7,631		22,791		58,584		331		331
KB Data System Co., Ltd		25,519		10,761		14,758		78,021		(1,198)		(1,461)
KB Savings Bank Co., Ltd		646,674		510,254		136,420		67,280		(32,546)		(32,404)

	2013
	Assets		Liabilities		Equity		Operating income (revenue)		Profit(loss) for the year		Total compre- hensive income(loss) for the year
	(In millions of Korean won)
Kookmin Bank(1)	￦	265,258,942	￦	244,641,628	￦	20,617,314	￦	17,461,406	￦	819,719	￦	883,258
KB Kookmin Card Co., Ltd.(1)		15,854,992		12,385,131		3,469,861		2,990,037		384,411		390,228
KB Investment & Securities Co., Ltd.(1)		2,525,070		1,973,888		551,182		577,649		11,856		5,436
KB Life Insurance Co., Ltd.(1)		6,945,605		6,396,477		549,128		1,457,365		9,098		(23,209)
KB Asset Management Co., Ltd.(1)		237,907		36,335		201,572		103,401		74,685		74,560
KB Real Estate Trust Co., Ltd		182,657		13,612		169,045		46,524		2,110		2,835
KB Investment Co., Ltd.(1)		241,227		110,640		130,587		34,497		6,078		7,145
KB Credit Information Co., Ltd		30,142		7,687		22,455		43,627		(336)		(336)
KB Data System Co., Ltd		21,753		6,880		14,873		50,440		19		115
KB Savings Bank Co., Ltd		584,025		449,087		134,938		47,865		(301)		(1,482)
Yehansoul Savings Bank Co., Ltd		189,243		164,084		25,159		4,791		(5,331)		(5,259)

(1)	Financial information is based on its consolidated financial statements.

Nature of the risks associated with interests in consolidated structured entities

The terms of contractual arrangements require to provide financial support to a consolidated structured entity

•

The Group has provided ABCP purchase commitment of ￦101,000 million to KH First Co., Ltd., the Group’s subsidiary, that had issued ABCP. This purchase commitment would require the Group to purchase unsold ABCP if there is a shortage of the investors for the ABCP issued by the structured entity.

•

The Group provides capital commitment to KB Wise Star Private Real Estate Feeder Fund 1st. and 8 other subsidiaries. The unexecuted amount of the investment agreement is ￦408,887 million. Based on the capital commitment, the Group is subject to increase its investment by the request from the asset management company or the additional agreement among investors.

•

The Group provides the guarantees of payment of principal or principal and fixed rate of return in case the operating results of the trusts are less than the guaranteed principal or principal and fixed rate of return.

Changes in subsidiaries

Yehansoul Savings Bank Co., Ltd., KB Startup Investment, KB Evergreen Private Securities 63 and 46 other private equity funds, and Wise Mobile Second, Third, Fourth, Fifth, Sixth, Seventh Securitization and KB Star Retail Private Real Estate Feeder Fund First were newly consolidated during the year ended December 31,

2013. Yurie Select Private Securities Investment Trust 32 and 44 other private equity funds, KB K-Alpha private equity trust and New Star First Ltd. have been excluded from consolidation due to their liquidation. Also, KB Private Real Estate Securities Fund1 (NPL) and Woori KA First Asset Securitization Specialty Co., Ltd. have been excluded from consolidation due to the loss of control.

For the year ended December 31, 2012, the following table summarizes the information relating to the Group’s subsidiaries that have material non-controlling interests, before any intra-group eliminations, are as follows:

KB Life Insurance Co., Ltd.(1)

	2012
	(In millions of Korean won)
Non-controlling interests percentage (%)		49.00
Non-controlling interests
Assets of subsidiaries	￦	5,987,928
Liabilities of subsidiaries		5,594,727
Equity of subsidiaries		393,201
Non-controlling interests		192,668
Profit attributable to non-controlling interests
Operating profit of subsidiaries		22,769
Profit of subsidiaries		16,645
Total comprehensive income of subsidiaries		38,498
Profit attributable to non-controlling interests		8,156
Cash flows of subsidiaries
Cash flows from operating activities		833,231
Cash flows from investing activities		(826,956)
Cash flows from financing activities		300

Net increase in cash and cash equivalents	￦	6,575

(1)	The Group further acquired an additional 49% equity interest, resulting in the entity becoming a wholly owned subsidiary of the Group in June 2013.

Changes in non-controlling interest

The Group acquired an additional equity interest in Kookmin Bank Cambodia PLC in July 2012 for ￦8,048 million, with the carrying amount of the non-controlling interest being ￦8,364 million. The Group derecognized non-controlling interests of ￦7,013 million and recorded a decrease in equity attributable to shareholders of the parent entity of ￦1,035 million. In June 2013, the parent entity acquired an additional equity interest in Kookmin Bank Cambodia PLC for ￦1,463 million, with the carrying amount of the non-controlling interest being ￦1,495 million. This resulted in the elimination of non-controlling interest equity for Kookmin Bank Cambodia PLC and the remaining ￦32 million was recognized as an increase in the Group’s equity attributable to shareholders of the parent company. As of December 31, 2012, the Group owned 92.44%, which has increased to 100% as of December 31, 2013.

In addition, the Group acquired an additional equity interest in KB Life Insurance Co., Ltd. for ￦166,830 million, with the carrying amount of the non-controlling interest being ￦181,955 million. This resulted in the elimination of non-controlling interest equity for KB Life Insurance Co., Ltd. and the remaining ￦15,125 million was recognized as an increase in the Group’s equity attributable to shareholders of the parent company. As of December 31, 2012, the Group owned 51%, which has increased to 100% as of December 31, 2013.

41. Unconsolidated Structured Entity

As of December 31, 2013, the nature, purpose and activities of the unconsolidated structured entities and how the structured entities are financed, are as follows:

Nature	Purpose	Activities	Methods of Financing

Asset-backed securitization	Early cash generation through transfer of securitization assets Fees earned as services to SPC, such as providing lines of credit and ABCP purchase commitments	Fulfillment of Asset-backed securitization plan Purchase and transfer of securitization assets Issuance and repayment of ABS and ABCP	Issuance of ABS and ABCP based on securitization assets

Project Financing	Granting PF loans to SOC and real estate Granting loans to ships/aircrafts SPC	Construction of SOC and real property Building ships/ construction and purchase of aircrafts	Loan commitments through Credit Line, providing lines of credit and investment agreements

Trusts	Management of trusts with no guarantee of the principal	Management of trust assets Payment of trust fees and allocation of trust profits	Sales of trust financial instruments

Investment funds	Investment in beneficiary certificates Investment in PEF and partnerships	Management of fund assets Payment of fund fees and allocation of fund profits	Sales of beneficiary certificate instruments Investment of managing partners and limited partners

As of December 31, 2013, the size of the unconsolidated structured entities and the risks associated with its interests in unconsolidated structured entities, are as follows:

	Asset-backed securitization		Project Financing		Trusts		Investment funds		Others		Total
	(In millions of Korean won)
Total assets of unconsolidated Structured Entity	￦	12,631,056	￦	24,605,331	￦	2,261,415	￦	12,618,790	￦	3,502,834	￦	55,619,426
Carrying amount on financial statements
Assets
Loans		382,478		3,155,621		—		—		291,599		3,829,698
Financial investments		1,121,676		97,754		—		525,680		—		1,745,110
Investment in associates		—		—		—		403,153		—		403,153
Other assets		—		—		165,709		1,909		—		167,618

Sub-total	￦	1,504,154	￦	3,253,375	￦	165,709	￦	930,742	￦	291,599	￦	6,145,579

Liabilities
Deposits		306,931		487,818		—		8,142		5,473		808,364
Other liabilities		—		14		—		144		—		158

Sub-total	￦	306,931	￦	487,832	￦	—	￦	8,286	￦	5,473	￦	808,522

Maximum exposure to loss(1)	￦	4,672,378	￦	5,714,293	￦	294,043	￦	2,476,902	￦	386,000	￦	13,543,616

Methods of determining the maximum exposure to loss		Providing lines of credit and purchase commitments		Investments /loans, Loan commitments /investment agreements /purchase commitments and Acceptances and guarantees		Principal /principal and interest trust: Total amount of trust asset		Investments /loans and capital commitments		Loan commitments

(1)	Maximum exposure to loss includes the asset amounts, after deducting loss(provision for assets, impairment losses and others), recognized in the financial statements of the Group.

42. Finance/Operating Lease

42.1 Finance lease

The future minimum lease payments arising as of December 31, 2012 and 2013, are as follows:

	2012		2013
	(In millions of Korean won)
Net carrying amount of finance lease assets	￦	16,856	￦	16,955
Minimum lease payment
Within 1 year	￦	2,310	￦	1,927
1-5 years		1,427		—

Total	￦	3,737	￦	1,927

Present value of minimum lease payment
Within 1 year	￦	2,163	￦	1,873
1-5 years		1,386		—

Total	￦	3,549	￦	1,873

42.2 Operating lease

42.2.1 The Group as operating lessee

The future minimum lease payments arising from the non-cancellable lease contracts as of December 31, 2012 and 2013, are as follows:

	2012		2013
	(In millions of Korean won)
Minimum lease payment
Within 1 year	￦	118,305	￦	121,446
1-5 years		102,855		108,962
Over 5 years		643		67

Total	￦	221,803	￦	230,475

Minimum sublease payment		(154)		(367)

The lease payment reflected in profit or loss for the years ended December 31, 2011, 2012 and 2013, are as follows:

	2011		2012		2013
	(In millions of Korean won)
Lease payment reflected in profit or loss
Minimum lease payment	￦	188,854	￦	201,450	￦	204,164
Contingent rent		4		—		—
Sublease payment		(53)		(165)		(118)

Total	￦	188,805	￦	201,285	￦	204,046

42.2.2 The Group as operating lessor

The future minimum lease receipts arising from the non-cancellable lease contracts as of December 31, 2012 and 2013, are as follows:

	2012		2013
	(In millions of Korean won)
Minimum lease receipts
Within 1 year	￦	2,028	￦	8,327
1-5 years		443		22,280

Total	￦	2,471	￦	30,607

43. Related Party Transactions

Profit and loss arising from transactions with related parties for the years ended December 31, 2011, 2012 and 2013, are as follows:

		2011		2012		2013
		(In millions of Korean won)
Associates
Korea Credit Bureau Co., Ltd.	Fee and commission income	￦	—	￦	3	￦	3
	Interest expense		168		143		139
UAMCO., Ltd.	Interest income		1,196		297		31
	Reversal for credit loss		—		68		—
	Other operating income		13,455		—		—
	Other operating expense		40,879		93,266		7,626
JSC Bank CenterCredit	Interest expense		218		—		—
CH Engineering Co., Ltd.	Reversal for credit loss		—		106		—
Kores Co., Ltd.	Interest income		—		317		386
	Fee and commission income		—		9		—
	Reversal for credit loss		—		—		36
	Provision for credit loss		—		325		—
Semiland Co., Ltd.	Interest income		17		17		14
	Reversal for credit loss		3		4		—
	Interest expense		1		—		—
Powerrex Corporation Co., Ltd	Interest income		74		—		—
	Reversal for credit loss		104		—		—
	Interest expense		1		—		—
Incheon Bridge Co., Ltd.	Interest income		—		—		14,592
	Reversal for credit loss		—		—		2
	Interest expense		—		—		909
Ssangyong Engineering & Construction Co., Ltd.	Interest income		—		—		2,007
	Reversal for credit loss		—		—		7,500
United PF 1st Recovery Private Equity Fund1	Interest income		—		500		91
	Other operating income		30,722		1,900		—
	Reversal for credit loss		—		7		83
	Interest expense		—		28		—
KBIC Private Equity Fund No. 3	Other operating income		—		300		300
	Interest expense		—		—		91
NPS KBIC Private Equity Fund No. 1	Other operating income		—		474		474

		2011	2012	2013
		(In millions of Korean won)
KoFC KBIC Frontier Champ 2010-5(PEF)	Other operating income	—	1,000	1,014
KoFC POSCO HANHWA KB shared growth Private Equity Fund	Other operating income	—	303	569
KB GwS Private Securities Investment Trust	Fee and commission income	—	12,978	—
KB Star office Private real estate Investment Trust No.1	Interest expense	—	9	75
Evalley Co., Ltd.(1)	Reversal for credit loss	—	77	—
PyungJeon Industries Co., LTD.(1)	Reversal for credit loss	—	—	1,055
	Provision for credit loss	—	343	—
Testian Co., Ltd.	Interest income	24	104	10
	Other operating income	—	15	—
	Provision for credit loss	8	—	—
Serit Platform Co., Ltd.(1)	Interest income	85	78	58
	Fee and commission income	—	27	17
	Provision for credit loss	26	4	74
Sehwa Electronics Co., Ltd.(1)	Fee and commission income	—	33	—
	Gains on financial assets/liabilities at fair value through profit or loss	—	2	35
	Interest income	21	—	—
	Interest expense	19	10	—
	Fee and commission expense	—	—	7
	Losses on financial assets/liabilities at fair value through profit or loss	—	143	—
DS Plant Co., Ltd.(1)	Interest income	376	315	211
	Fee and commission income	—	—	4
	Reversal for credit loss	(39)	3	2
	Other operating income	—	8	8
	Interest expense	—	1	2
	Fee and commission expense	—	2	—
	Losses on financial assets/liabilities at fair value through profit or loss	—	—	26
KB Global Star Game & Apps SPAC(1)	Interest income	1,443	77	60
	Gains on financial assets/liabilities at fair value through profit or loss	—	158	273
	Other operating income	—	3	—
	Other non-operating income	—	—	7
	Interest expense	36	430	10
	Other operating expense	—	—	4
Joam Housing Development Co., Ltd.(1)	Interest expense	—	1	—
Sunoo Co., Ltd.(1)	Interest expense	—	—	1
Burrill-KB Life Science Fund	Net non-operating expense	17	—	—
Key management	Interest income and others	397	276	460
	Reversal for credit loss	(7)	1	9
	Interest expense and others	289	167	332
Other
Retirement pension	Fee and commission income	199	415	386
	Interest expense	898	1,699	1,971

(1)	Not considered to be the Group’s related party as at December 31, 2013.

The details of receivables and payables, and related allowances for loans losses arising from the related party transactions as of December 31, 2012 and 2013, are as follows:

		2012		2013
		(In millions of Korean won)
Associates
JSC Bank CenterCredit	Cash and due from financial institutions	￦	161	￦	353
Korea Credit Bureau Co., Ltd.	Deposits		18,017		20,200
	Other liabilities		32		64
UAMCO., Ltd.	Deposits		6		5
	Provisions		191		192
	Other liabilities		1		—
Kores Co., Ltd.	Loans and receivables (Gross amount)		7,854		7,854
	Allowances for loan losses		3,872		3,836
	Other liabilities		3		2
Semiland Co., Ltd.	Loans and receivables (Gross amount)		—		19
	Deposits		1		1
	Provisions		3		3
Incheon Bridge Co., Ltd.	Loans and receivables (Gross amount)		263,080		249,362
	Allowances for loan losses		302		300
	Other assets		—		1,343
	Deposits		33,569		30,991
	Other liabilities		305		240
Ssangyong Engineering & Construction Co., Ltd.	Loans and receivables (Gross amount)		—		47,104
	Allowances for loan losses		—		38,784
	Deposits		—		61
	Other liabilities		—		14
Terra Co., Ltd.	Deposits		—		1
United PF 1st Recovery Private Equity Fund1	Loans and receivables (Gross amount)		2,805		—
	Allowances for loan losses		5		—
	Other assets		4		—
	Provisions		160		82
	Other liabilities		1		—
KB-Glenwood Private Equity Fund 1	Deposits		—		1
KBIC Private Equity Fund No. 3	Other assets		75		76
	Deposits		—		1,400
	Other liabilities		—		25
NPS KBIC Private Equity Fund No. 1	Other assets		65		65
	Other liabilities		125		42
KoFC KBIC Frontier Champ 2010-5(PEF)	Other assets		251		266
KoFC POSCO HANHWA KB shared growth Private Equity Fund	Other assets		303		569
KB Star office Private real estate Investment Trust No.1	Deposits		4,850		8,142
	Other liabilities		9		31
PyungJeon Industries Co.,LTD.(1)	Loans and receivables (Gross amount)		2,125		—
	Allowances for loan losses		1,055		—
	Other liabilities		1		—
Testian Co., Ltd.(1)	Investments in associates		413		—

		2012	2013
		(In millions of Korean won)
Serit Platform Co., Ltd.(1)	Loans and receivables (Gross amount)	767	—
	Allowances for loan losses	80	—
	Other assets	2	—
	Deposits	48	—
Sehwa Electronics Co., Ltd.(1)	Derivative financial liabilities	75	—
	Deposits	72	—
	Provisions	11	—
	Other liabilities	7	—
DS Plant Co., Ltd.(1)	Loans and receivables (Gross amount)	3,254	—
	Allowances for loan losses	12	—
	Investments in associates	964	—
	Other assets	14	—
	Deposits	45	—
	Provisions	3	—
	Other liabilities	2	—
KB Global Star Game & Apps SPAC(1)	Derivative financial assets	1,776	—
	Loans and receivables (Gross amount)	1,001	—
	Investments in associates	262	—
	Deposits	897	—
	Other liabilities	2	—
Joam Housing Development Co., Ltd.(1)	Deposits	236	—
Key management	Loans and receivables (Gross amount)	5,741	4,765
	Allowances for loan losses	21	1
	Other assets	6	6
	Deposits	8,585	5,798
	Insurance contract liability	313	770
	Other liabilities	71	62
	Provisions	44	2
Other
Retirement pension	Other assets	195	166
	Deposits	50,317	48,840
	Other liabilities	1,099	908

(1)	Not considered to be the Group’s related party as at December 31, 2013.

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

Key management includes the directors of the Parent Company and the directors of Kookmin Bank and companies where the directors and/or their close family members have control or joint control.

Unused commitments to related parties as of December 31, 2012 and 2013, are as follows:

		2012		2013
		(In millions of Korean won)
Balhae Infrastructure Fund	Purchase of security investment	￦	21,744	￦	21,744
UAMCO., Ltd.	Loan commitments in Korean won		127,800		127,800
	Purchase of security investment		89,950		89,950
United PF 1st Recovery Private Equity Fund	Loan commitments in Korean won		106,395		54,600
	Purchase of security investment		49,383		49,383
KoFC KBIC Frontier Champ 2010-(PEF)	Purchase of security investment		17,850		2,200
KoFC POSCO HANHWA KB shared growth Private Equity Fund	Purchase of security investment		43,750		35,975
Incheon Bridge Co., Ltd.	Purchase of security investment		37,587		42,088
KB GwS Private Securities Investment Trust	Loan commitments		2,899		757
	Purchase of security investment		1,119		1,119
	Other commitments		88,151		—

Unused commitments received from related parties as of December 31, 2012 and 2013, are as follows:

		2012		2013
		(In millions of Korean won)
Associates
Ssangyong Engineering & Construction Co., Ltd.	Acceptances and Guarantees Outstanding in Won	￦	—	￦	293,500

Compensation to key management for the years ended December 31, 2011, 2012 and 2013, are as follows:

	2011
	Short-term employee benefits		Post- employment benefit		Termination benefits		Share-based payments		Total
	(In millions of Korean won)
Registered directors (executive)	￦	4,614	￦	284	￦	—	￦	2,654	￦	7,552
Registered directors (non-executive)		1,011		—		—		(48)		963
Non-registered directors		5,769		505		135		840		7,249

Total	￦	11,394	￦	789	￦	135	￦	3,446	￦	15,764

	2012
	Short-term employee benefits		Post- employment benefits		Termination benefits		Share-based payments		Total
	(In millions of Korean won)
Registered directors (executive)	￦	4,075	￦	230	￦	—	￦	3,480	￦	7,785
Registered directors (non-executive)		1,107		—		—		18		1,125
Non-registered directors		6,067		436		—		3,751		10,254

Total	￦	11,249	￦	666	￦	—	￦	7,249	￦	19,164

	2013
	Short-term employee benefits		Post- employment benefits		Termination benefits		Share-based payments		Total
	(In millions of Korean won)
Registered directors (executive)	￦	3,270	￦	144	￦	—	￦	(578)	￦	2,836
Registered directors (non-executive)		1,199		—		—		13		1,212
Non-registered directors		7,305		380		1,024		5,686		14,395

Total	￦	11,774	￦	524	￦	1,024	￦	5,121	￦	18,443

Collateral received from related party entities as of December 31, 2012 and 2013, are as follows:

		2012		2013
		(In millions of Korean won)
Associates
Kores Co., Ltd.	Row house	￦	24	￦	24
	Apartment		24		24
	Factory/Forest land		15,000		15,000

44. Business combination

The Group acquired Yehansoul Savings Bank Co., Ltd. for ￦37,760 million in September 2013.

The consideration transferred and the assets and liabilities arising from the M&A deal are as follows:

	Amounts
	(In millions of Korean won)
Total consideration	￦	37,760

Recognized amounts of identifiable assets acquired and liabilities assumed
Cash and due from financial institutions		360,401
Financial assets at fair value through profit or loss		4,395
Loans		81,179
Financial investments		6,926
Other assets		16,502

Total assets		469,403

Deposits		423,020
Other liabilities		15,966
Total liabilities		438,986

Total identifiable net assets	￦	30,417

Goodwill	￦	7,343
Acquisition-related costs(1)		771

(1)	Recorded in fee and commission expense in the statement of comprehensive income.

The receivables including loans from the M&A deal at the acquisition date are as follows:

	Amounts
	(In millions of Korean won)
Fair value
Loans	￦	81,179
Others		11,202

Total	￦	92,381

Contractual cash flow
Loans	￦	94,914
Others		11,459

Total	￦	106,373

Estimate of the contractual cash flows not expected to be collected
Loans	￦	13,721
Others		28

Total	￦	13,749

Due to the business combination, the net operating loss and loss for the period from September 2, 2013 to December 31, 2013, included in the consolidated statement of comprehensive income were ￦6,678 million and ￦5,331 million, respectively.

Assuming the date of acquisition is beginning of the reporting period, income from operations and net profit for the year would have decreased by ￦23,793 million and ￦18,341 million, respectively. In calculating the pro forma information, the results of the acquired companies for the period before acquisition have been adjusted to reflect the Group’s accounting policies and the fair value adjustments made on acquisition.

45. Event after the Reporting Period

KB Savings Bank Co., Ltd. completed its merger with Yehansoul Savings Bank on January 13, 2014.

As a result of the leakage of customer personal information discussed in Note 39, KB Kookmin Card received notification from the Financial Service Commission on February 16, 2014, that KB Kookmin Card is subject to a temporary three-month suspension on the following operational activities:

Suspension of operations

The following credit-card operations are subject to the temporary suspension:

* Issuance of KB Kookmin Card products including credit cards, debit card and checking cards to new clients (except in circumstances where the Financial Services Commission’s Chairman approves it for the benefit of the public interest)

* Offering new products to existing KB Kookmin Card clients.

* Offering new products via telemarketers, travel agents and insurance agents.

Suspension period	February 17, 2014 ~ May 16, 2014 (3 months)

The three-month suspension is likely to adversely affect the Group’s operational base in the short term. However, considering the Group’s asset quality, strong underlying financial performance and its credibility in the market, the long-term effect of the suspension has been determined as being low.

46. Approval of the Financial Statements

The issuance of the Group’s financial statements as of and for the year ended December 31, 2013, was approved on February 21, 2014, by the Board of Directors.

47. Parent Company Information

The following tables present the Parent Company Only financial information:

Condensed Statements of Financial Position

	Jan. 1 2012		Dec. 31 2012		Dec. 31 2013
	(In millions of Korean won)
Assets
Cash held at bank subsidiaries	￦	32,031	￦	96,234	￦	77,298
Receivables from nonbanking subsidiaries		60,000		25,000		10,000
Investments in subsidiaries(1)
Banking subsidiaries		14,821,721		14,821,721		14,821,721
Nonbanking subsidiaries		2,951,601		3,123,127		3,470,722
Other assets		645,337		323,946		284,801

Total assets	￦	18,510,690	￦	18,390,028	￦	18,664,542

Liabilities and shareholders’ equity
Debts	￦	130,000	￦	—	￦	—
Debentures		49,988		—		349,157
Other liabilities		614,422		305,686		266,963
Shareholders’ equity		17,716,280		18,084,342		18,048,422

Total liabilities and shareholders’ equity	￦	18,510,690	￦	18,390,028	￦	18,664,542

(1)	Investments in subsidiaries were accounted at cost method in accordance with IAS 27.

Condensed Statements of Comprehensive Income

	2011		2012		2013
	(In millions of Korean won)
Income
Dividends from subsidiaries:
Dividends from banking subsidiaries	￦	—	￦	687,925	￦	245,044
Interest from subsidiaries		26,999		6,018		3,859
Other income		884		—		—

Total income		27,883		693,943		248,903

Expense
Interest expense		41,571		3,025		5,227
Non-interest expense		51,537		44,901		48,273

Total expense		93,108		47,926		53,500

Profit(loss) before tax expense		(65,225)		646,017		195,403

Tax income(expense)		1,547		1,080		423

Profit(loss) for the year		(63,678)		647,097		195,826

Other comprehensive income(loss) for the year, net of tax		(1,357)		(862)		65

Total comprehensive income for the year	￦	(62,231)	￦	646,235	￦	195,891

Condensed Statements of Cash Flows

	2011		2012		2013
	(In millions of Korean won)
Operating activities
Net income (loss)	￦	(63,678)	￦	647,097	￦	195,826
Reconciliation of net income (loss) to net cash provided by operating activities:
Other operating activities, net		(4,383)		15,807		40,272

Net cash provided by (used in) operating activities		(68,061)		662,904		236,098

Investing activities
Net payments from (to) subsidiaries		—		(136,526)		(369,590)
Other investing activities, net		(10,743)		7,998		(2,710)

Net cash used in investing activities		(10,743)		(128,528)		(372,300)

Financing activities
Increase in debts		130,000		170,000		315,000
Decreases in debts		—		(300,000)		(315,000)
Increases in debentures		—		—		349,077
Decreases in debentures		(750,000)		(50,000)		—
Cash dividends paid		(41,163)		(278,173)		(231,811)

Net cash provided by (used in) financing activities		(661,163)		(458,173)		117,266

Net increase in cash held at bank subsidiaries		(739,967)		76,203		(18,936)
Cash held at bank subsidiaries at January 1		759,995		20,028		96,231

Cash held at bank subsidiaries at December 31	￦	20,028	￦	96,231	￦	77,295