Form 20-F
period 2014-12-31
KB Financial Group Inc.
filed 2015-04-29
CIK 1445930

As filed with the Securities and Exchange Commission on April 29, 2015

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2014

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

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

The financial statements included in this annual report are prepared in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB. As such, we make an explicit and unreserved statement of compliance with IFRS as issued by the IASB with respect to our consolidated financial statements as of January 1, 2013, December 31, 2013 and 2014 and for the years ended December 31, 2012, 2013 and 2014 included in this annual report. Unless indicated otherwise, the financial information in this annual report as of and for the years ended December 31, 2010, 2011, 2012, 2013 and 2014 has been prepared in accordance with IFRS as issued by the IASB, which is not comparable to information prepared in accordance with generally accepted accounting principles in the United States, or U.S. GAAP.

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

For your convenience, this annual report contains translations of Won amounts into U.S. dollars at the noon buying rate of the Federal Reserve Bank of New York for Won in effect on December 31, 2014, which was ￦1,090.9 = US$1.00.

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

The selected consolidated financial and operating data set forth below as of and for the years ended December 31, 2010, 2011, 2012, 2013 and 2014 have been derived from our audited consolidated financial statements, which have been prepared in accordance with IFRS as issued by the IASB. Our consolidated financial statements as of and for the years ended December 31, 2010, 2011, 2012, 2013 and 2014 have been audited by independent registered public accounting firm Samil PricewaterhouseCoopers.

You should read the following data together with the more detailed information contained in “Item 5. Operating and Financial Review and Prospects” and our consolidated financial statements included elsewhere in this annual report. Historical results do not necessarily predict future results.

Consolidated statements of comprehensive income data

	Year Ended December 31,
	2010(1)		2011(1)		2012(1)(2)		2013(1)(2)		2014(1)(2)		2014(3)
	(in billions of Won, except common share data)										(in millions of US$, except common share data)
Interest income	￦	13,052	￦	13,956	￦	14,210	￦	12,357	￦	11,635	US$	10,666
Interest expense		(6,878)		(6,852)		(7,172)		(5,834)		(5,219)		(4,785)

Net interest income		6,174		7,104		7,038		6,523		6,416		5,881

Fee and commission income		2,482		2,830		2,754		2,657		2,666		2,444
Fee and commission expense		(777)		(1,035)		(1,187)		(1,178)		(1,283)		(1,176)

Net fee and commission income		1,705		1,795		1,567		1,479		1,383		1,268

Net gains on financial assets and liabilities at fair value through profit or loss		815		1,036		812		757		439		403

Net other operating income (expenses)		(1,068)		(1,092)		(1,532)		(1,305)		(1,041)		(954)

General and administrative expenses		(4,380)		(3,887)		(3,846)		(3,984)		(4,010)		(3,676)

Operating profit before provision for credit losses		3,246		4,956		4,039		3,470		3,187		2,922

Provision for credit losses		(2,871)		(1,513)		(1,607)		(1,443)		(1,228)		(1,126)

Net operating profit		375		3,443		2,432		2,027		1,959		1,796

Share of profit (loss) of associates and joint ventures		(211)		5		(15)		(199)		13		12

Net other non-operating income (expense)		(28)		(142)		(118)		(12)		(71)		(65)

Net non-operating profit (loss)		(239)		(137)		(133)		(211)		(58)		(53)

Profit before income tax		136		3,306		2,299		1,816		1,901		1,743

Tax income (expense)(4)		(254)		(565)		(520)		(541)		(486)		(446)

Profit for the year(4)	￦	(118)	￦	2,741	￦	1,779	￦	1,275	￦	1,415	US$	1,297

Items that will not be reclassified to profit or loss:
Actuarial gains (losses) on post defined benefit pension plans		9		(32)		(30)		41		(100)		(91)

Items that may be reclassified subsequently to profit or loss:
Exchange differences on translating foreign operations		(7)		6		(26)		(2)		17		16
Change in value of financial investments		108		(240)		246		(4)		249		228
Shares of other comprehensive loss of associates and joint ventures		(2)		(1)		(44)		(10)		(32)		(29)
Cash flow hedges		—		(1)		(1)		2		(10)		(10)

Other comprehensive income (loss) for the year, net of tax		108		(268)		145		27		124		114

Total comprehensive income for the year(4)	￦	(10)	￦	2,473	￦	1,924	￦	1,302	￦	1,539	US$	1,411

Profit attributable to:
Stockholders	￦	(191)	￦	2,686	￦	1,770	￦	1,272	￦	1,401	US$	1,284
Non-controlling interests		73		55		9		3		14		13

	￦	(118)	￦	2,741	￦	1,779	￦	1,275	￦	1,415	US$	1,297

Total comprehensive income attributable to:
Stockholders	￦	(103)	￦	2,414	￦	1,904	￦	1,313	￦	1,526	US$	1,399
Non-controlling interests		93		59		20		(11)		13		12

	￦	(10)	￦	2,473	￦	1,924	￦	1,302	￦	1,539	US$	1,411

Earnings per share(4)
Basic earnings per share	￦	(558)	￦	7,310	￦	4,580	￦	3,291	￦	3,626	US$	3.32
Diluted earnings per share		(558)		7,293		4,567		3,277		3,611		3.31

(1)

Pursuant to amendments to International Accounting Standards 19, or IAS 19, Employee Benefits, which are effective beginning in 2013, our consolidated financial statements as of and for the years ended December 31, 2013 and 2014 reflect changes in the methodology for recognition and measurement of actuarial gains and losses and expected returns and service costs relating to our employee pension plans. Our consolidated financial statements as of and for the year ended December 31, 2012 have been restated to retroactively apply such changes. Amounts for 2012 reflect such restatement, and amounts for 2010 and 2011 have been correspondingly restated.

(2)

Pursuant to the adoption of IFRS 10, Consolidated Financial Statements, which is effective beginning in 2013, our consolidated financial statements as of and for the years ended December 31, 2013 and 2014 include trust accounts for which we guarantee only the repayment of principal, as well as certain other entities, which were not previously subject to consolidation, while excluding certain other entities that were previously consolidated. Our consolidated financial statements as of and for the year ended December 31, 2012 have been restated to retroactively apply this change. Amounts for 2012 reflect such restatement, while amounts for 2010 and 2011 have not been correspondingly restated.

(3)

Won amounts are expressed in U.S. dollars at the rate of ￦1,090.9 to US$1.00, the noon buying rate in effect on December 31, 2014 as quoted by the Federal Reserve Bank of New York in the United States.

(4)

The amounts for 2014 reflect a change in our accounting policy with respect to uncertain tax positions in 2014, based on the guidance in International Accounting Standards 12, or IAS 12, Income Taxes, which allows recognition of tax payments as current income tax assets to the extent it is probable that they will be recovered from the tax authorities. Corresponding amounts for 2010, 2011, 2012 and 2013 have been restated to retroactively apply this change. See “Item 5.A. Operating Results—Overview—Changes in Accounting Policies” and Note 2.1 of the notes to our consolidated financial statements included elsewhere in this annual report.

Consolidated statements of financial position data

	Year Ended December 31,
	2010(1)		2011(1)		2012(1)(2)		2013(1)(2)		2014(1)(2)		2014(3)
	(in billions of Won)										(in millions of US$)
Assets
Cash and due from financial institutions	￦	6,830	￦	9,178	￦	10,593	￦	14,793	￦	15,424	US$	14,139
Financial assets at fair value through profit or loss		4,014		6,326		9,560		9,329		10,758		9,862
Derivative financial assets		2,595		2,449		2,091		1,819		1,968		1,804
Loans		197,621		212,107		213,645		219,001		231,450		212,166
Financial investments		36,190		35,432		36,467		34,849		34,961		32,048
Investments in associates and joint ventures		723		892		935		755		670		614
Property and equipment		3,150		3,186		3,100		3,061		3,083		2,826
Investment property		53		52		53		166		378		346
Intangible assets		505		468		493		443		489		448
Current income tax assets(4)(5)		135		292		333		347		306		281
Deferred income tax assets		4		22		18		16		16		14
Assets held for sale		9		10		35		38		70		64
Other assets(5)		6,942		7,467		8,747		7,551		8,783		8,052

Total assets	￦	258,771	￦	277,881	￦	286,070	￦	292,168	￦	308,356	US$	282,664

Liabilities
Financial liabilities at fair value through profit or loss	￦	1,295	￦	1,388	￦	1,851	￦	1,115	￦	1,819	US$	1,667
Derivative financial liabilities		2,236		2,059		2,055		1,795		1,797		1,648
Deposits		179,862		190,337		197,346		200,882		211,549		193,923
Debts		11,745		16,824		15,965		14,101		15,865		14,543
Debentures		29,107		27,070		24,270		27,040		29,201		26,768
Provisions		1,020		798		670		678		614		563
Defined benefit liabilities		125		128		84		64		76		69
Current income tax liabilities		30		589		265		211		232		213
Deferred income tax liabilities		284		221		154		62		93		85
Other liabilities		13,401		15,087		18,328		20,237		19,597		17,965

Total liabilities	￦	239,105	￦	254,501	￦	260,988	￦	266,185	￦	280,843	US$	257,444

	Year Ended December 31,
	2010(1)		2011(1)		2012(1)(2)		2013(1)(2)		2014(1)(2)		2014(3)
	(in billions of Won)										(in millions of US$)
Total Equity
Capital stock	￦	1,932	￦	1,932	￦	1,932	￦	1,932	￦	1,932	US$	1,771
Capital surplus		15,990		15,842		15,840		15,855		15,855		14,534
Accumulated other comprehensive income		440		168		295		336		461		422
Retained earnings(4)		2,612		5,256		6,820		7,860		9,067		8,312
Treasury shares		(2,477)		—		—		—		—		—

Equity attributable to stockholders		18,497		23,198		24,887		25,983		27,315		25,039
Non-controlling interests		1,169		182		195		—		198		181

Total equity	￦	19,666	￦	23,380	￦	25,082	￦	25,983	￦	27,513	US$	25,220

Total liabilities and equity	￦	258,771	￦	277,881	￦	286,070	￦	292,168	￦	308,356	US$	282,664

(1)

Pursuant to amendments to IAS19, Employee Benefits, which are effective beginning in 2013, our consolidated financial statements as of and for the years ended December 31, 2013 and 2014 reflect changes in the methodology for recognition and measurement of actuarial gains and losses and expected returns and service costs relating to our employee pension plans. Our consolidated financial statements as of and for the year ended December 31, 2012 have been restated to retroactively apply such changes. Amounts as of December 31, 2012 reflect such restatement, and amounts as of December 31, 2010 and 2011 have been correspondingly restated.

(2)

Pursuant to the adoption of IFRS 10, Consolidated Financial Statements, which is effective beginning in 2013, our consolidated financial statements as of and for the years ended December 31, 2013 and 2014 include trust accounts for which we guarantee only the repayment of principal, as well as certain other entities, which were not previously subject to consolidation, while excluding certain other entities that were previously consolidated. Our consolidated financial statements as of and for the year ended December 31, 2012 have been restated to retroactively apply this change. Amounts as of December 31, 2012 reflect such restatement, while amounts as of December 31, 2010 and 2011 have not been correspondingly restated.

(3)

Won amounts are expressed in U.S. dollars at the rate of ￦1,090.9 to US$1.00, the noon buying rate in effect on December 31, 2014 as quoted by the Federal Reserve Bank of New York in the United States.

(4)

The amounts as of December 31, 2014 reflect a change in our accounting policy with respect to uncertain tax positions in 2014, based on the guidance in IAS 12, Income Taxes, which allows recognition of tax payments as current income tax assets to the extent it is probable that they will be recovered from the tax authorities. Corresponding amounts as of December 31, 2010, 2011, 2012 and 2013 have been restated to retroactively apply this change. See “Item 5.A. Operating Results—Overview—Changes in Accounting Policies” and Note 2.1 of the notes to our consolidated financial statements included elsewhere in this annual report.

(5)

Prepaid income tax expenses amounting to ￦135 billion, ￦12 billion, ￦15 billion and ￦18 billion as of December 31, 2010, 2011, 2012 and 2013, respectively, have been reclassified from other assets into current income tax assets. See Note 33 of the notes to our consolidated financial statements included elsewhere in this annual report.

Profitability ratios and other data

	As of or for the year Ended December 31,
	2010	2011	2012	2013	2014
	(Percentages)
Profit (loss) attributable to stockholders as a percentage of:
Average total assets(1)	(0.07)%	0.99%	0.60%	0.44%	0.47%
Average stockholders’ equity(1)	(0.98)	11.47	7.13	5.00	5.30
Dividend payout ratio(2)	(21.47)	10.23	13.40	15.01	21.48
Net interest spread(3)	2.37	2.64	2.48	2.31	2.22
Net interest margin(4)	2.58	2.88	2.71	2.51	2.39
Efficiency ratio(5)	57.44	43.96	48.78	53.45	55.72
Cost-to-average assets ratio(6)	1.64	1.41	1.33	1.37	1.34
Won loans (gross) as a percentage of Won deposits	107.56	107.97	106.37	107.12	107.73
Total loans (gross) as a percentage of total deposits	111.96	113.25	109.92	110.44	110.57

(1)	Average balances are based on daily balances for our banking, credit card and investment and securities operations and monthly or quarterly balances for our other operations.
(2)	Represents the ratio of total dividends declared on common stock as a percentage of profit attributable to stockholders.
(3)	Represents the difference between the yield on average interest earning assets and cost of average interest bearing liabilities.
(4)	Represents the ratio of net interest income to average interest earning assets.
(5)

Represents the ratio of general and administrative expenses to the sum of net interest income, net fee and commission income, net gain on financial assets and liabilities at fair value through profit or loss and net other operating income.

(6)	Represents the ratio of general and administrative expenses to average total assets.

Capital ratios

	As of or for the year Ended December 31,
	2012(1)	2013	2014
	(Percentages)
Consolidated capital adequacy ratio of KB Financial Group(2)	13.90%	15.38%	15.53%
Capital adequacy ratios of Kookmin Bank
Tier I capital adequacy ratio(3)	10.87	12.61	13.38
Common equity Tier I capital adequacy ratio(3)	—	12.61	13.38
Tier II capital adequacy ratio(3)	3.53	2.81	2.59
Average stockholders’ equity as a percentage of average total assets	8.47	8.87	8.83

(1)

With effect from December 1, 2013, the Financial Services Commission adopted amended guidelines that implemented capital adequacy requirements in Korea based on Basel III. Capital adequacy ratios as of December 31, 2012 were computed in accordance with previously applicable guidelines based on Basel I (for KB Financial Group) and Basel II (for Kookmin Bank) and therefore are not directly comparable to corresponding ratios as of December 31, 2013 and 2014.

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

Credit portfolio ratios and other data

	As of December 31,
	2010		2011		2012		2013		2014
	(in billions of Won, except percentages)
Total loans(1)	￦	201,377	￦	215,555	￦	216,914	￦	221,862	￦	233,902
Total non-performing loans(2)		1,612		1,180		1,606		1,421		1,068
Other impaired loans not included in non-performing loans		2,204		2,285		2,086		2,669		1,996
Total of non-performing loans and other impaired loans		3,816		3,465		3,692		4,090		3,064
Total allowances for loan losses		3,756		3,448		3,269		2,861		2,452
Non-performing loans as a percentage of total loans		0.80%		0.55%		0.74%		0.64%		0.46%
Non-performing loans as a percentage of total assets		0.62%		0.42%		0.56%		0.49%		0.35%
Total of non-performing loans and other impaired loans as a percentage of total loans		1.89%		1.61%		1.70%		1.84%		1.31%
Allowances for loan losses as a percentage of total loans		1.87%		1.60%		1.51%		1.29%		1.05%

(1)	Before deduction of allowances for loan losses.
(2)	Non-performing loans are defined as those loans, including corporate, retail and other loans, which are past due by 90 days or more.

Selected Statistical Information

Average Balance Sheets and Related Interest

The following table shows our average balances and interest rates for the past three years:

	Year Ended December 31,
	2012					2013					2014
	Average Balance(1)		Interest Income(2)(3)		Average Yield	Average Balance(1)		Interest Income(2)(3)		Average Yield	Average Balance(1)		Interest Income(2)(3)		Average Yield
	(in billions of Won, except percentages)
Assets
Cash and interest earning deposits in other banks	￦	4,808	￦	160	3.33%	￦	5,905	￦	146	2.47%	￦	7,811	￦	190	2.43%
Financial investment (debt securities) (4)		33,382		1,426	4.27		33,339		1,269	3.81		31,530		1,120	3.55
Loans:
Corporate		102,773		5,328	5.18		100,614		4,526	4.50		101,875		4,145	4.07
Mortgage		44,444		2,161	4.86		44,514		1,826	4.10		48,160		1,746	3.63
Home equity		30,170		1,535	5.09		30,275		1,287	4.25		32,030		1,216	3.80
Other consumer		29,721		2,163	7.28		30,536		1,974	6.46		32,981		2,019	6.12
Credit cards (5)		12,078		1,345	11.14		11,611		1,242	10.70		11,312		1,123	9.93
Foreign		2,744		92	3.35		2,851		87	3.05		2,631		76	2.89

Loans (total)		221,930		12,624	5.69		220,401		10,942	4.96		228,989		10,325	4.51

Total average interest earning assets	￦	260,120	￦	14,210	5.46%	￦	259,645	￦	12,357	4.76%	￦	268,330	￦	11,635	4.34%

Cash and due from banks		7,622		—	—		7,688		—	—		7,978		—	—
Financial assets at fair value through profit or loss:
Debt securities (3)		8,744		—	—		8,091		—	—		8,631		—	—
Equity securities		1,026		—	—		1,280		—	—		847		—	—
Other		36		—	—		42		—	—		47		—	—

Financial assets at fair value through profit or loss (total)		9,806		—	—		9,413		—	—		9,525		—	—
Financial investment (equity securities)		2,444		—	—		2,671		—	—		2,999		—	—
Investment in associates		934		—	—		882		—	—		698		—	—
Derivative financial assets		2,040		—	—		1,760		—	—		1,791		—	—
Premises and equipment		3,212		—	—		3,191		—	—		3,197		—	—
Intangible assets		539		—	—		475		—	—		463		—	—
Allowances for loan losses		(4,159)		—	—		(4,108)		—	—		(3,556)		—	—
Other non-interest earning assets		7,472		—	—		8,555		—	—		7,570		—	—

Total average non-interest earning assets		29,910		—	—		30,527		—	—		30,665		—	—

Total average assets	￦	290,030	￦	14,210	4.90%	￦	290,172	￦	12,357	4.26%	￦	298,995	￦	11,635	3.89%

	Year Ended December 31,
	2012					2013					2014
	Average Balance (1)		Interest Expense		Average Cost	Average Balance (1)		Interest Expense		Average Cost	Average Balance (1)		Interest Expense		Average Cost
	(in billions of Won, except percentages)
Liabilities
Deposits:
Demand deposits	￦	56,154	￦	336	0.60%	￦	60,894	￦	285	0.47%	￦	67,612	￦	283	0.42%
Time deposits		136,617		5,047	3.69		130,286		3,940	3.02		130,258		3,516	2.70
Certificates of deposit		1,735		67	3.86		1,780		54	3.03		1,689		46	2.72

Deposits (total)		194,506		5,450	2.80		192,960		4,279	2.22		199,559		3,845	1.93
Debts		21,773		460	2.11		20,173		365	1.81		19,085		342	1.79
Debentures		24,552		1,262	5.14		25,319		1,190	4.70		28,048		1,032	3.68

Total average interest bearing liabilities	￦	240,831	￦	7,172	2.98%	￦	238,452	￦	5,834	2.45%	￦	246,692	￦	5,219	2.12%

Non-interest bearing demand deposits		3,075		—	—		3,252		—	—		3,486		—	—
Derivative financial liabilities		1,899		—	—		1,789		—	—		1,669		—	—
Financial liabilities at fair value through profit or loss		1,724		—	—		1,697		—	—		1,497		—	—
Other non-interest bearing liabilities		17,770		—	—		19,157		—	—		18,778		—	—

Total average non-interest bearing liabilities		24,468		—	—		25,895		—	—		25,430		—	—

Total average liabilities		265,299		7,172	2.70		264,347		5,834	2.21		272,122		5,219	1.92

Total equity		24,731		—	—		25,825		—	—		26,873		—	—

Total average liabilities and equity	￦	290,030	￦	7,172	2.48%	￦	290,172	￦	5,834	2.01%	￦	298,995	￦	5,219	1.75%

(1)	Average balances are based on daily balances for our banking, credit card and investment and securities operations and monthly or quarterly balances for our other operations.
(2)	We do not invest in any tax-exempt securities.
(3)	Excludes interest income from debt securities at fair value through profit or loss.
(4)

Information related to investment securities classified as available-for-sale has been computed using amortized cost, and therefore does not give effect to changes in fair value that are reflected as a component of total equity.

(5)

Interest income from credit cards includes principally cash advance fees of ￦447 billion, ￦353 billion and ￦276 billion and interest on credit card loans of ￦457 billion, ￦435 billion and ￦408 billion for the years ended December 31, 2012, 2013 and 2014, respectively, but does not include interchange fees.

The following table presents our net interest spread, net interest margin, and asset liability ratio for the past three years:

	Year Ended December 31,
	2012	2013	2014
	(percentages)
Net interest spread (1)	2.48%	2.31%	2.22%
Net interest margin (2)	2.71	2.51	2.39
Average asset liability ratio (3)	108.01	108.89	108.77

(1)	The difference between the average rate of interest earned on interest earning assets and the average rate of interest paid on interest bearing liabilities.
(2)	The ratio of net interest income to average interest earning assets.
(3)	The ratio of average interest earning assets to average interest bearing liabilities.

Analysis of Changes in Net Interest Income—Volume and Rate Analysis

The following table provides an analysis of changes in interest income, interest expense and net interest income based on changes in volume and changes in rate for 2012 compared to 2013 and 2013 compared to 2014. Information is provided with respect to: (1) effects attributable to changes in volume (changes in volume multiplied by prior rate) and (2) effects attributable to changes in rate (changes in rate multiplied by prior volume). Changes attributable to the combined impact of changes in rate and volume have been allocated proportionately to the changes due to volume changes and changes due to rate changes.

	2013 vs. 2012 Increase/(Decrease) Due to Change in						2014 vs. 2013 Increase/(Decrease) Due to Change in
	Volume		Rate		Total		Volume		Rate		Total
	(in billions of Won)
Interest earning assets
Cash and interest earning deposits in other banks	￦	32	￦	(46)	￦	(14)	￦	46	￦	(2)	￦	44
Financial investment (debt securities)		(2)		(155)		(157)		(66)		(83)		(149)
Loans:
Corporate		(110)		(692)		(802)		57		(438)		(381)
Mortgage		3		(338)		(335)		141		(221)		(80)
Home equity		5		(253)		(248)		71		(142)		(71)
Other consumer		58		(247)		(189)		152		(107)		45
Credit cards		(51)		(52)		(103)		(31)		(88)		(119)
Foreign		3		(8)		(5)		(7)		(4)		(11)

Total interest income	￦	(62)	￦	(1,791)	￦	(1,853)	￦	363	￦	(1,085)	￦	(722)

	2013 vs. 2012 Increase/(Decrease) Due to Change in						2014 vs. 2013 Increase/(Decrease) Due to Change in
	Volume		Rate		Total		Volume		Rate		Total
	(in billions of Won)
Interest bearing liabilities
Deposits:
Demand deposits	￦	27	￦	(78)	￦	(51)	￦	30	￦	(32)	￦	(2)
Time deposits		(225)		(882)		(1,107)		(1)		(423)		(424)
Certificates of deposit		2		(15)		(13)		(3)		(5)		(8)
Debts		(32)		(63)		(95)		(19)		(4)		(23)
Debentures		39		(111)		(72)		119		(277)		(158)

Total interest expense		(189)		(1,149)		(1,338)		126		(741)		(615)

Total net interest income	￦	127	￦	(642)	￦	(515)	￦	237	￦	(344)	￦	(107)

Exchange Rates

The table below sets forth, for the periods and dates indicated, information concerning the noon buying rate for Won, expressed in Won per one U.S. dollar. The “noon buying rate” is the rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York. Unless otherwise stated, translations of Won amounts into U.S. dollars in this annual report were made at the noon buying rate in effect on December 31, 2014, which was ￦1,090.9 to US$1.00. We do not intend to imply that the Won or U.S. dollar amounts referred to herein could have been or could be converted into U.S. dollars or Won, as the case may be, at any particular rate, or at all. On April 24, 2015, the noon buying rate was ￦1,075.9 = US$1.00.

	Won per U.S. dollar (noon buying rate)
	Low	High	Average (1)	Period-End
2010	1,104.0	1,253.2	1,155.7	1,130.6
2011	1,049.2	1,197.5	1,106.9	1,158.5
2012	1,063.2	1,185.0	1,126.2	1,063.2
2013	1,050.1	1,161.3	1,094.7	1,055.3
2014	1,008.9	1,117.7	1,052.3	1,090.9
October	1,043.9	1,074.4	1,060.3	1,073.1
November	1,077.0	1,114.7	1,097.9	1,112.1
December	1,080.8	1,117.7	1,102.6	1,090.9
2015 (through April 24)	1,075.9	1,100.4	1,088.1	1,075.9
January	1,075.3	1,109.1	1,088.1	1,104.3
February	1,086.8	1,112.8	1,101.5	1,100.7
March	1,095.7	1,135.7	1,112.9	1,107.7
April (through April 24)	1,075.3	1,135.7	1,098.2	1,075.9

Source:    Federal Reserve Bank of New York.

(1)	The average of the daily noon buying rates of the Federal Reserve Bank in effect during the relevant period (or portion thereof).

Item 3.B.	Capitalization and Indebtedness

Not applicable.

Item 3.C.	Reasons for the Offer and Use of Proceeds

Not applicable.

Item 3.D.	Risk Factors

Risks relating to our retail credit portfolio

Future changes in market conditions as well as other factors may lead to increases in delinquency levels of our retail loan portfolio.

In recent years, consumer debt has increased significantly in Korea. Our portfolio of retail loans, including mortgage and home equity loans, decreased slightly from ￦103,855 billion as of December 31, 2011 to ￦103,432 billion as of December 31, 2012 but increased to ￦107,644 billion as of December 31, 2013 and ￦119,249 billion as of December 31, 2014. As of December 31, 2014, our retail loans represented 51.0% of our total lending. Within our retail loan portfolio, the outstanding balance of other consumer loans, which unlike mortgage or home equity loans are often unsecured and therefore tend to carry a higher credit risk, has increased from ￦28,275 billion as of December 31, 2011 to ￦32,255 billion as of December 31, 2014; as a percentage of total outstanding retail loans, such balance has remained relatively stable at 27.2% as of December 31, 2011 and

27.0% as of December 31, 2014. The growth of our retail lending business, which generally offers higher margins than other lending activities, contributed significantly to our interest income and profitability in recent years.

The growth of our retail loan portfolio, together with adverse economic conditions in Korea and globally in recent years, may lead to further increases in delinquency levels and a deterioration in asset quality. The amount of our non-performing retail loans (defined as those that are past due by 90 days or more) increased from ￦642 billion as of December 31, 2011 to ￦762 billion as of December 31, 2012 but decreased to ￦546 billion as of December 31, 2013 and ￦395 billion as of December 31, 2014. However, higher delinquencies in our retail loan portfolio in the future will require us to increase our loan loss provisions and charge-offs, which in turn will adversely affect our financial condition and results of operations.

Our large exposure to consumer debt means that we are exposed to changes in economic conditions affecting Korean consumers. Accordingly, a rise in unemployment, an increase in interest rates, a deterioration of the real estate market or difficulties in the Korean economy may have an adverse effect on Korean consumers, which could result in reduced growth and further deterioration in the credit quality of our retail loan portfolio. See “Risks relating to Korea—Unfavorable financial and economic developments in Korea may have an adverse effect on us.” In order to minimize our risk as a result of such exposure, we are continuing to strengthen our risk management processes, including further improving the retail lending process, upgrading our retail credit rating system, as well as strengthening the overall management of our portfolio. Despite our efforts, however, there is no assurance that we will be able to prevent significant credit quality deterioration in our retail loan portfolio.

In light of adverse conditions in the Korean economy affecting consumers, in March 2009, the Financial Services Commission requested Korean banks, including us, to establish a “pre-workout program,” including a credit counseling and recovery service, for retail borrowers with outstanding short-term debt. Under the pre-workout program, which has been in operation since April 2009, maturity extensions and/or interest reductions are provided for retail borrowers with total loans of ￦1.5 billion or less (consisting of no more than ￦500 million of unsecured loans and ￦1 billion of secured loans) who are in arrears on their payments for more than 30 days but less than 90 days or for retail borrowers with an annual income of ￦40 million or less who have been in arrears on their payments for more than 30 days on an aggregate basis for the 12 months prior to their application. In addition, in March 2015, in response to increasing levels of consumer debt and amid concerns over the debt-servicing capacity of retail borrowers if interest rates were to rise, the Korean government launched, and requested Korean banks to participate in, a mortgage loan refinancing program aimed at reducing the payment burden on and improving the asset quality of outstanding mortgage loans. Under such refinancing program, over 340,000 qualified retail borrowers converted their outstanding non-amortizing floating-rate mortgage loans from Korean commercial banks (including us) into amortizing fixed-rate mortgage loans with lower interest rates, amounting to an aggregate principal amount of ￦34 trillion for all commercial banks in 2015. Our participation in such refinancing program may lead to a decrease in our interest income on our outstanding mortgage loans, as well as in our overall net interest margin. More generally, our participation in such government-led initiatives to provide financial support to retail borrowers may lead us to offer credit terms for such borrowers that we would not otherwise offer, in the absence of such initiatives, which may have an adverse effect on our results of operations and financial condition.

Our credit card operations may generate losses in the future, which could hurt our financial condition and results of operations.

With respect to our credit card portfolio, our delinquency ratio (which represents the ratio of amounts that are overdue by 30 days or more to total outstanding balances) decreased from 1.5% as of December 31, 2011 to 1.3% as of December 31, 2012, increased to 1.7% as of December 31, 2013 and decreased to 1.5% as of December 31, 2014. In line with industry practice, we have restructured a portion of delinquent credit card account balances (defined as balances overdue by 30 days or more) as loans. As of December 31, 2014, these restructured loans outstanding amounted to ￦45 billion. Because these loans are not treated as being delinquent at the time of conversion or for a period of time thereafter, our delinquency ratios may not fully reflect all delinquent amounts relating to our outstanding loans. Including all restructured loans, outstanding balances overdue by 30 days or more accounted for 1.9% of our credit card receivables (including credit card loans) as of December 31, 2014. Delinquencies may increase further in 2015 and in the future as a result of, among other things, adverse economic conditions in Korea and the inability of Korean consumers to manage increased household debt.

Despite our continuing efforts to sustain and improve our credit card asset quality and performance, we may experience increased delinquencies or deterioration of the asset quality of our credit card portfolio, which would require us to increase our loan loss provisions and charge-offs and adversely affect our overall financial condition and results of operations.

In addition, in February 2014, the Financial Services Commission suspended the new credit card issuance and other related activities of our credit card subsidiary, KB Kookmin Card Co., Ltd., for three months from February to May 2014, in response to an incident involving the misappropriation of the personal information of a large number of its customers by an employee of an external credit information company in the first half of 2013. Specifically, during such suspension period, KB Kookmin Card was prohibited from engaging in the following activities:

•

adding new subscribers for credit cards, prepaid cards and debit cards or issuing such types of cards (except as permitted by the chairman of the Financial Services Commission for public policy purposes);

•	providing new or additional credit lines to credit card customers; and

•	providing new services through mail order or telemarketing channels or related to travel or insurance products.

Furthermore, in connection with the misappropriation incident, a number of customers have filed lawsuits against KB Kookmin Card seeking damages, and it could become subject to additional litigation and regulatory sanctions. See “Item 8A. Consolidated Statements and Other Financial Information—Legal Proceedings.” KB Kookmin Card has also incurred and may continue to incur significant costs relating to the issuance of replacement cards for customers and the compensation of customers for losses incurred as a result of the fraudulent use of the misappropriated personal information. Accordingly, the misappropriation incident and the resulting regulatory sanctions (including the three-month suspension of KB Kookmin Card’s new business activities), customer claims and costs could have a material adverse effect on our business, reputation, results of operations and financial condition.

Risks relating to our small- and medium-sized enterprise loan portfolio

We have significant exposure to small- and medium-sized enterprises, and any financial difficulties experienced by these customers may result in a deterioration of our asset quality and have an adverse impact on us.

One of our core businesses is lending to small- and medium-sized enterprises (as defined under “Item 4.B. Business Overview—Corporate Banking—Small- and Medium-sized Enterprise Banking”). Our loans to small- and medium-sized enterprises increased from ￦68,730 billion as of December 31, 2011 to ￦71,960 billion as of December 31, 2014. During that period, non-performing loans (defined as those loans that are past due by 90 days or more) to small- and medium-sized enterprises increased from ￦373 billion as of December 31, 2011 to ￦680 billion as of December 31, 2012 but decreased to ￦373 billion as of December 31, 2014, and the non-performing loan ratio for such loans increased from 0.5% as of December 31, 2011 to 0.8% as of December 31, 2013 but decreased to 0.5% as of December 31, 2014. However, our non-performing loans and non-performing loan ratio may increase in 2015. According to data compiled by the Financial Supervisory Service, the delinquency ratio for Won-currency loans by Korean commercial banks to small- and medium-sized enterprises was 0.8% as of December 31, 2014. The delinquency ratio for loans to small- and medium-sized enterprise is calculated as the ratio of (1) the outstanding balance of such loans in respect of which either principal or interest payments are overdue by one month or more to (2) the aggregate outstanding balance of such loans. Our delinquency ratio for such Won currency loans remained relatively stable at 1.0% as of December 31, 2011, 1.1% as of December 31, 2012 and 0.9% as of December 31, 2013, but decreased to 0.6% as of December 31, 2014. However, our delinquency ratio for such Won currency loans may increase in 2015. In recent years, we have taken measures which sought to stem rising delinquencies in our loans to small- and medium-sized enterprises, including through strengthening the review of loan applications and closer monitoring of the post-loan performance of small- and medium-sized enterprise borrowers in industry sectors that are relatively more sensitive to downturns in the economy and have shown higher delinquency ratios, such as construction, lodging, retail and wholesale, restaurants and real estate. Despite such efforts, however, there is no assurance that delinquency levels for our loans to small- and medium-sized enterprises will not rise in the future. In particular, financial difficulties experienced by small- and medium-sized enterprises as a result of, among other things, adverse economic conditions in Korea and globally in recent years may lead to a deterioration in the asset quality of our loans to this segment. Any such deterioration would result in increased charge-offs and higher provisioning and reduced interest and fee income from this segment, which could have a material adverse impact on our financial condition and results of operations.

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

In light of the deteriorating financial condition and liquidity position of small- and medium-sized enterprises in Korea since the global financial crisis commencing in the second half of 2008, the Korean government introduced policies and initiatives intended to encourage Korean banks to provide financial support to small- and medium-sized enterprises. For example, in November 2008, we entered into a memorandum of understanding with the Financial Supervisory Service under which we were required to improve the liquidity position of small- and medium-sized enterprises and exporters by providing them with adequate financing and to endeavor to alleviate burdens on low-income debtors by extending maturity dates or by delaying interest payments on loans owed to us. In addition, in October 2008, the Financial Supervisory Service requested Korean banks, including us, to establish a “fast track” program to provide liquidity assistance to small- and medium-sized enterprises on an expedited basis. Under the fast track program we established, which has been extended until December 31, 2015, we provide liquidity assistance to qualified small- and medium-sized enterprise borrowers applying for such assistance, in the form of new loans or maturity extensions or interest rate adjustments with respect to existing loans, after expedited credit review and approval by us. The overall prospects for the Korean economy in 2015 and beyond remain uncertain, and the Korean government may extend or renew existing or past policies and initiatives or introduce new policies or initiatives to encourage Korean banks to provide financial support to small- and medium-sized enterprises. Our participation in such government-led initiatives may lead us to extend credit to small- and medium-sized enterprise borrowers that we would not otherwise extend, or offer terms for such credit that we would not otherwise offer, in the absence of such initiatives. Furthermore, there is no guarantee that the financial condition and liquidity position of our small- and medium-sized enterprise borrowers benefiting from such initiatives will improve sufficiently for them to service their debt on a timely basis, or at all. Accordingly, increases in our exposure to small- and medium-sized enterprise borrowers resulting from such government-led initiatives may have a material adverse effect on our financial condition and results of operations.

We have exposure to Korean construction and shipbuilding companies, and financial difficulties of these companies may have an adverse impact on us.

As of December 31, 2014, we had loans outstanding to construction companies and shipbuilding companies (many of which are small- and medium-sized enterprises) in the amount of ￦3,778 billion and ￦820 billion, or 1.6% and 0.4% of our total loans, respectively. We also have other exposures to Korean construction and shipbuilding companies, including in the form of guarantees extended on behalf of such companies (which included ￦710 billion of confirmed guarantees for construction companies and ￦1,179 billion of confirmed guarantees for shipbuilding companies as of December 31, 2014) and debt and equity securities of such companies held by us. In the case of construction companies, such exposures include guarantees provided to us by general contractors with respect to financing extended by us for residential and commercial real estate development projects. In the case of shipbuilding companies, such exposures include refund guarantees extended by us on behalf of shipbuilding companies to cover their obligation to return a portion of the ship order contract amount to customers in the event of performance delays or defaults under shipbuilding contracts.

The construction industry in Korea has experienced a downturn in recent years, due to excessive investment in residential property development projects, stagnation of real property prices and reduced demand for residential property, especially in areas outside of Seoul, including as a result of the deterioration of the Korean economy. The shipbuilding industry in Korea has also experienced a severe downturn in recent years due to a significant decrease in ship orders, primarily due to adverse conditions in the global economy and the resulting slowdown in global trade. In response to the deteriorating financial condition and liquidity position of borrowers in the construction and shipbuilding industries, which were disproportionately impacted by adverse economic developments in Korea and globally, the Korean government implemented a program in 2009 to promote expedited restructuring of such borrowers by their Korean creditor financial institutions, under the supervision of major commercial banks. In accordance with such program, 24 construction companies and five shipbuilding companies became subject to workout in 2009, following review by their creditor financial institutions (including us) and the Korean government. In addition, in June 2010, the Financial Services Commission and the Financial Supervisory Service announced that, following credit risk evaluations conducted by creditor financial institutions (including us) of companies in Korea with outstanding debt of ￦50 billion or more, 65 companies had been selected by such financial institutions for restructuring in the form of workout, liquidation or court receivership. Of such 65 companies, 16 were construction companies and three were shipbuilding and shipping companies. Each year since June 2010, the Financial Services Commission and the Financial Supervisory Service has announced the results of subsequent credit risk evaluations conducted by creditor financial institutions (including us) of companies in Korea with outstanding debt of ￦50 billion or more and selected companies for restructuring in the form of workout, liquidation or court receivership. Most recently, in July 2014, 34 companies with outstanding debt of ￦50 billion or more (21 of which were construction companies and three of which were shipbuilding and shipping companies) were selected by such financial institutions for restructuring. However, there is no assurance that these measures will be successful in stabilizing the Korean construction and shipbuilding industries.

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

In addition, one of the intended benefits of our financial holding company structure is that it enhances our ability to engage in mergers and acquisitions which we decide to pursue in the future as part of our strategy. For example, in March 2014, we acquired 52.02% of the outstanding shares of KB Capital Co., Ltd. (formerly named Woori Financial Co., Ltd.), a publicly listed Korean consumer finance company, from Woori Finance Holdings Co., Ltd. for ￦280 billion. Furthermore, in June 2014, we entered into a share purchase agreement, which was amended in March 2015, to acquire 19.47% of the outstanding shares of LIG Insurance Co., Ltd., a publicly listed Korean property and casualty insurance company, from a group of individual shareholders for ￦645 billion, and will be required under applicable Korean law to increase our shareholding in LIG Insurance to at least 30% within one year from the date of such acquisition. We may consider acquiring or merging with other financial institutions to achieve balanced growth and diversify our revenue base. The integration of our subsidiaries’ separate businesses and operations, as well as those of any companies we may acquire or merge with in the future, under our financial holding company structure could require a significant amount of time, financial resources and management attention. Moreover, that process could disrupt our operations (including our risk management operations) or information technology systems, reduce employee morale, produce unintended inconsistencies in our standards, controls, procedures or policies, and affect our relationships with customers and our ability to retain key personnel. The realization of the anticipated benefits of our financial holding company structure and any mergers or acquisitions we decide to pursue may be blocked, delayed or reduced as a result of many factors, some of which may be outside our control. These factors include:

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

In addition, we believe that regulatory reforms and the general modernization of business practices in Korea will lead to increased competition among financial institutions in Korea. We also believe that foreign financial institutions, many of which have greater experience and resources than we do, will seek to compete with us in providing financial products and services either by themselves or in partnership with existing Korean financial institutions. Furthermore, a number of significant mergers and acquisitions in the industry have taken place in Korea over the past decade, including the acquisition of Koram Bank by an affiliate of Citibank in 2004, Standard Chartered Bank’s acquisition of Korea First Bank in 2005, Chohung Bank’s merger with Shinhan Bank in April 2006, Hana Financial Group’s acquisition of a controlling interest in Korea Exchange Bank in February 2012 and the proposed merger of Hana Bank into Korea Exchange Bank in the second half of 2015. Moreover, as part of the Korean government’s plans to privatize Woori Finance Holdings Co., Ltd. (the former financial holding company of Woori Bank), certain subsidiaries of Woori Finance Holdings were sold to other financial institutions and Woori Finance Holdings itself was merged into Woori Bank in 2014. We expect that consolidation in the financial industry will continue. The financial institutions resulting from such consolidation may, by virtue of their increased size and business scope, provide significantly greater competition for us. Increased competition and continuing consolidation may lead to decreased margins, resulting in a material adverse impact on our future profitability. Accordingly our results of operations and financial condition may suffer as a result of increasing competition in the Korean financial industry.

Risks relating to our large corporate loan portfolio

We have exposure to chaebols, and, as a result, financial difficulties of chaebols may have an adverse impact on us.

Of our 20 largest corporate exposures (including loans, debt and equity securities and guarantees and acceptances) as of December 31, 2014, 12 were to companies that were members of the 42 largest chaebols in Korea designated as such by the Financial Supervisory Service based on their outstanding exposures. As of that date, the total amount of our exposures to such 42 chaebols was ￦21,587 billion, or 7.5% of our total exposures. If the credit quality of our exposures to chaebols declines, we could require substantial additional loan loss provisions, which would hurt our results of operations and financial condition. See “Item 4.B. Business Overview—Assets and Liabilities—Loan Portfolio—Exposure to Chaebols.”

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

As of December 31, 2014, our loans and guarantees to companies that were in workout, restructuring or rehabilitation amounted to ￦773 billion or 0.3% of our total loans and guarantees, most of which was classified as impaired. As of the same date, our allowances for credit losses on these loans and guarantees amounted to ￦443 billion, or 57.4% of these loans and guarantees. These allowances may not be sufficient to cover all future losses arising from our exposure to these companies. Furthermore, we have other exposure to such companies, in the form of debt and equity securities of such companies held by us (including equity securities we acquired as a result of debt-to-equity conversions). Our exposures as of December 31, 2014 with respect to such securities of companies in workout, restructuring or rehabilitation amounted to ￦83 billion, or less than 0.2% of our total debt securities and equity securities, but may increase in the future. In addition, in the case of borrowers that are or become subject to workout, we may be forced to restructure our credits pursuant to restructuring plans approved by other creditor financial institutions of the borrower, or to dispose of our credits to other creditors on unfavorable terms.

A large portion of our credit exposure is concentrated in a relatively small number of large corporate borrowers which increases the risk of our corporate credit portfolio.

As of December 31, 2014, our loans and guarantees to our 20 largest borrowers totaled ￦7,180 billion and accounted for 2.9% of our total loans and guarantees. As of that date, our single largest corporate credit exposure was to Daewoo Shipbuilding & Marine Engineering Co., Ltd., to which we had outstanding credit exposures (most of which was in the form of guarantees and acceptances) of ￦1,165 billion, representing 0.5% of our total loans and guarantees. Any further deterioration in the financial condition of our large corporate borrowers may require us to record substantial additional provisions and may have a material adverse impact on our results of operations and financial condition.

Other risks relating to our business

Difficult conditions in the global financial markets could adversely affect our results of operations and financial condition.

While the rate of deterioration of the global economy since the commencement of the global financial crisis in 2008 has slowed, with some signs of stabilization and improvement, the overall prospects for the Korean and global economy in 2015 and beyond remain uncertain. Starting in the second half of 2011, the global financial markets have experienced significant volatility as a result of, among other things:

•	the financial difficulties affecting many governments worldwide, in particular in southern Europe and Latin America;

•	the slowdown of economic growth in China and other major emerging market economies;

•

interest rate fluctuations amid speculation that the U.S. Federal Reserve would raise interest rates, as well as reductions in policy rates by an increasing number of central banks, including the Bank of Korea; and

•	political and social instability in various countries in the Middle East and Northern Africa, including Iraq, Syria and Yemen, as well as in the Ukraine and Russia.

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

We are subject to the risk of legal claims and regulatory actions in the ordinary course of our business, which may expose us to substantial monetary damages and legal costs, injunctive relief, criminal and civil penalties, sanctions against our management and employees and regulatory restrictions on our operations, as well as significant reputational harm. In particular, commencing in November 2013, Kookmin Bank was subject to a number of investigations by the Financial Supervisory Service and other governmental authorities concerning alleged issues with Kookmin Bank’s internal controls and possible legal violations by Kookmin Bank and its employees.

•

In November 2013, Kookmin Bank filed a complaint against the former head and two former employees of its Tokyo Branch for allegedly extending illegal loans under borrowed names. Each of the Financial Supervisory Service and the Financial Services Agency of Japan launched an investigation into the allegations.

•

The Financial Supervisory Service launched an investigation into alleged embezzlement of funds by employees at Kookmin Bank’s headquarters, who have since been dismissed, through the presentation for payment of forged Korean government housing bonds.

•	In May 2014, the Financial Supervisory Service launched an investigation into a dispute between Kookmin Bank and us regarding the replacement of Kookmin Bank’s main computing system.

In August 2014, the Financial Supervisory Agency of Japan suspended Kookmin Bank from conducting new transactions at its branches in Japan for four months from September 2014 to January 2015. Furthermore, in August 2014, the Financial Supervisory Service imposed disciplinary sanctions on Kookmin Bank and a number of its officers, directors and employees, including the then chief executive officer of Kookmin Bank. In September 2014, the Financial Services Commission imposed a disciplinary sanction on our then chief executive officer. Both the chief executive officer of Kookmin Bank and our chief executive officer, as well as a number of our respective outside directors, subsequently resigned from their posts and have been replaced. In September 2014, the Financial Supervisory Service completed its investigation into Kookmin Bank and us with respect to such allegations.

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

We are unable to predict the outcome of these and other lawsuits and regulatory actions, and the scope of the claims or the total amount in dispute in these matters may increase. Furthermore, adverse final determinations, decisions or resolutions in such matters could encourage other parties to bring related claims and actions against us. Accordingly, the outcome of current and future legal claims and regulatory actions, particularly those for which it is difficult to assess the maximum potential exposure or the ultimate adverse impact with any degree of certainty, may materially and adversely impact our business, reputation, results of operations and financial condition.

Our risk management system may not be effective in mitigating risk and loss.

We seek to monitor and manage our risk exposure through a group-wide risk management platform, encompassing a multi-layered risk management governance structure, reporting and monitoring systems, early warning systems, credit risk management systems for our banking operations and other risk management infrastructure, using a variety of risk management strategies and techniques. See “Item 11. Quantitative and Qualitative Disclosures about Market Risk.” However, such risk management strategies and techniques employed by us and the judgments that accompany their application cannot anticipate the economic and financial outcome in all market environments, and many of our risk management strategies and techniques have a basis in historic market behavior that may limit the effectiveness of such strategies and techniques in times of significant market stress or other unforeseen circumstances. Furthermore, our risk management strategies may not be effective in a difficult or less liquid market environment, as other market participants may be attempting to use the same or similar strategies as us to deal with such market conditions. In such circumstances, it may be difficult for us to reduce our risk positions due to the activity of such other market participants.

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

As of December 31, 2014, we held debt securities issued by Korean companies and financial institutions (other than those issued by government-owned or -controlled enterprises or financial institutions, which include Korea Electric Power Corporation, the Bank of Korea, Korea Development Bank, Korea Finance Corporation and Industrial Bank of Korea) with a total carrying amount of ￦21,337 billion in our trading and investment securities portfolio. The market value of these securities could decline significantly due to various factors, including future increases in interest rates or a deterioration in the financial and economic condition of any particular issuer or of Korea in general. Any of these factors individually or a combination of these factors would require us to write down the fair value of these debt securities, resulting in impairment losses. Because the secondary market for corporate bonds in Korea is not fully developed, the market value of many of these securities as reflected on our statements of financial position is determined by references to suggested prices posted by Korean rating agencies or the Korea Securities Dealers Association. These valuations, however, may differ significantly from the actual value that we could realize in the event we elect to sell these securities. As a result, we may not be able to realize the full “marked-to-market” value at the time of any such sale of these securities and thus may incur losses.

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

If, at any time, the income from our guaranteed trust accounts is not sufficient to pay any guaranteed amount, we will have to cover the shortfall first from the special reserves maintained in these trust accounts, then from our fees from such trust accounts and finally from funds transferred from our general banking operations. As of December 31, 2014, we had ￦96 billion of special reserves in respect of trust accounts for which we provided guarantees of principal. There was no transfer from general banking operations to cover deficiencies in guaranteed trust accounts in 2012, 2013 and 2014. However, we may be required to make transfers from our general banking operations to cover shortfalls, if any, in our guaranteed trust accounts in the future. Such transfers may adversely impact our results of operations.

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

Interest rates in Korea have been subject to significant fluctuations in recent years. In late 2008 and early 2009, the Bank of Korea reduced its policy rate by a total of 325 basis points to support Korea’s economy amid the global financial crisis, and left such rate unchanged at 2.00% throughout 2009. In an effort to stem inflation amid improved growth prospects, the Bank of Korea gradually increased its policy rate in 2010 and 2011 by a total of 125 basis points to 3.25%. However, the Bank of Korea reduced its policy rate to 2.00% through a series of reductions from 2012 to 2014 to support Korea’s economy in light of the slowdown in Korea’s growth and uncertain global economic prospects. In March 2015, the Bank of Korea further reduced its policy rate to an unprecedented 1.75% amid deflationary concerns and interest rate cuts by central banks around the world. All else being equal, an increase in interest rates in the future could lead to a decline in the value of our portfolio of debt securities, which generally pay interest based on a fixed rate. A sustained increase in interest rates will also raise our funding costs, while reducing loan demand, especially among consumers. Rising interest rates may therefore require us to re-balance our asset portfolio and our liabilities in order to minimize the risk of potential mismatches and maintain our profitability.

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

We meet a significant amount of our funding requirements through short-term funding sources, which consist primarily of customer deposits. As of December 31, 2014, approximately 94.4% of our deposits had maturities of one year or less or were payable on demand. In the past, a substantial proportion of our customer deposits have been rolled over upon maturity. We cannot guarantee, however, that depositors will continue to roll over their deposits in the future. In the event that a substantial number of our short-term deposit customers withdraw their funds or fail to roll over their deposits as higher-yielding investment opportunities emerge, our liquidity position could be adversely affected. We may also be required to seek more expensive sources of short-term and long-term funding to finance our operations. See “Item 5.B. Liquidity and Capital Resources—Financial Condition—Liquidity.”

We may be required to raise additional capital if our capital adequacy ratio deteriorates or the applicable capital requirements change in the future, but we may not be able to do so on favorable terms or at all.

Under the capital adequacy requirements of the Financial Services Commission, both we and Kookmin Bank, our banking subsidiary, are required to maintain a minimum common equity Tier I capital adequacy ratio of 4.5%, Tier I capital adequacy ratio of 6.0% and combined Tier I and Tier II capital adequacy ratio of 8.0%, on a consolidated basis from, January 1, 2015. As of December 31, 2014, our common equity Tier I capital, Tier I capital and combined Tier I and Tier II capital adequacy ratios were 13.19%, 13.29% and 15.53%, respectively, and Kookmin Bank’s common equity Tier I capital, Tier I capital and combined Tier I and Tier II capital adequacy ratios were 13.38%, 13.38% and 15.97%, respectively, all of which exceeded the minimum levels required by the Financial Services Commission. However, our capital base and capital adequacy ratios may deteriorate in the future if our results of operations or financial condition deteriorates for any reason, including as a result of a deterioration in the asset quality of our retail loans (including credit card balances) and loans to small- and medium-sized enterprises, or if we are not able to deploy our funding into suitably low-risk assets.

The current capital adequacy requirements of the Financial Services Commission are derived from a new set of bank capital measures, referred to as Basel III, which the Basel Committee on Banking Supervision initially introduced in 2009 and began phasing in starting from 2013. In July 2013 and September 2013, the Financial Services Commission promulgated amended regulations implementing Basel III, pursuant to which Korean banks and bank holding companies were required to maintain a minimum ratio of common equity Tier I capital (which principally includes equity capital, capital surplus and retained earnings less reserve for credit losses) to risk-weighted assets of 3.5% and Tier I capital to risk-weighted assets of 4.5% from December 1, 2013, which minimum ratios were increased to 4.0% and 5.5%, respectively, from January 1, 2014 and increased further to 4.5% and 6.0%, respectively, from January 1, 2015. Such requirements are in addition to the pre-existing requirement for a minimum ratio of Tier I and Tier II capital (less any capital deductions) to risk-weighted assets of 8.0%, which remains unchanged. The amended regulations also contemplate an additional capital conservation buffer of 0.625% starting in 2016, with such buffer to increase in stages to 2.5% by 2019. The implementation of Basel III in Korea may have a significant effect on the capital requirements of Korean financial institutions, including us. See “Item 4.B. Business Overview—Supervision and Regulation—Principal Regulations Applicable to Financial Holding Companies—Capital Adequacy” and “—Principal Regulations Applicable to Banks—Capital Adequacy.”

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

If the Financial Services Commission deems our financial condition or the financial condition of our subsidiaries to be unsound, or if we or our subsidiaries fail to meet applicable regulatory standards, such as minimum capital adequacy and liquidity ratios, the Financial Services Commission may order or recommend, among other things:

•	capital increases or reductions;

•	stock cancellations or consolidations;

•	transfers of businesses;

•	sales of assets;

•	closures of subsidiaries or branch offices;

•	mergers with other financial institutions; and

•	suspensions of a part of our business operations.

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

North Korea’s economy also faces severe challenges, which may aggravate social and political pressures within North Korea. There can be no assurance that the level of tensions affecting the Korean peninsula will not escalate in the future. Any further increase in tensions, which may occur, for example, if North Korea experiences a leadership crisis, high-level contacts between Korea and North Korea break down or military hostilities occur, could have a material adverse effect on the Korean economy and on our business, financial condition and results of operations and the market value of our common stock and ADSs.

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

•	financial problems or lack of progress in the restructuring of chaebols, other large troubled companies, their suppliers or the financial sector;

•	loss of investor confidence arising from corporate accounting irregularities and corporate governance issues concerning certain chaebols;

•	increases in social expenditures to support an aging population in Korea or decreases in economic productivity due to the declining population size in Korea;

•	the economic impact of any pending or future free trade agreements;

•	geo-political uncertainty and risk of further attacks by terrorist groups around the world;

•	natural disasters that have a significant adverse economic or other impact on Korea or its major trading partners;

•	the occurrence of severe health epidemics in Korea or other parts of the world, including the recent Ebola outbreak;

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

Economic difficulties in Korea or increases in corporate reorganizations and bankruptcies could result in layoffs and higher unemployment. Such developments could lead to social unrest and substantially increase government expenditures for unemployment compensation and other costs for social programs. According to statistics from the Korea National Statistical Office, the unemployment rate was 3.2% in 2012 and decreased to 3.1% in 2013, but increased to 3.5% in 2014. Future increases in unemployment and any resulting labor unrest in the future could adversely affect our operations, as well as the operations of many of our customers and their ability to repay their loans, and could adversely affect the financial condition of Korean companies in general, depressing the price of their securities. These developments would likely have an adverse effect on our financial condition and results of operations.

Risks relating to our common stock and ADSs

We or our major stockholders may sell shares of our common stock or ADSs in the future, and these and other sales may adversely affect the market price of our common stock and ADSs and may dilute your investment and relative ownership in us.

In September 2009, we issued 30,000,000 new shares of our common stock (including 2,775,585 new shares in the form of ADSs) at a subscription price of ￦37,250 per share (and US$29.95 per ADS), pursuant to a rights offering to our existing shareholders. In July 2011, Kookmin Bank, our wholly-owned subsidiary, sold 34,966,962 shares of our common stock in a block sale. We have no current plans for any subsequent public offerings of our common stock, ADSs or securities exchangeable for or convertible into such securities. However, it is possible that we may decide to offer or sell such securities in the future. In addition, our major stockholder, the Korean National Pension Service, held approximately 9.42% of our total issued common stock as of December 31, 2014, which it may sell at any time.

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

Our common stock is listed on the KRX KOSPI Market, which has a smaller market capitalization and is more volatile than the securities markets in the United States and many European countries. The market value of ADSs may fluctuate in response to the fluctuation of the trading price of shares of our common stock on the KRX KOSPI Market. The KRX KOSPI Market has experienced substantial fluctuations in the prices and volumes of sales of listed securities and the KRX KOSPI Market has prescribed a fixed range in which share prices are permitted to move on a daily basis. The KOSPI declined from 1,897.1 on December 31, 2007 to 938.8 on October 24, 2008. The KOSPI was 2,159.8 on April 24, 2015. There is no guarantee that the stock prices of Korean companies will not decline again in the future. Like other securities markets, including those in developed markets, the Korean securities market has experienced problems including market manipulation, insider trading and settlement failures. The recurrence of these or similar problems could have a material adverse effect on the market price and liquidity of the securities of Korean companies, including our common stock and ADSs, in both the domestic and the international markets.

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

Overview

We were established as a new financial holding company on September 29, 2008 pursuant to a “comprehensive stock transfer” under Korean law, whereby holders of the common stock of Kookmin Bank and certain of its subsidiaries transferred all of their shares to us in return for shares of our common stock. We were established pursuant to the Financial Holding Company Act, which was enacted in October 2000 and which, together with associated regulations and a related Enforcement Decree, has enabled banks and other financial institutions, including insurance companies, investment trust companies, credit card companies and securities companies, to be organized and managed under the auspices of a single financial holding company.

Our legal and commercial name is KB Financial Group Inc. Our registered office and principal executive offices are located at 84, Namdaemoon-ro, Jung-gu, Seoul 100-703, Korea. Our telephone number is 822-2073-7114. Our agent in the United States, Kookmin Bank, New York Branch, is located at 565 Fifth Avenue, 24th Floor, New York, NY 10017. Its telephone number is (212) 697-6100.

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

Item 4.B.    Business Overview

Business

We are one of the largest financial holding companies in Korea, in terms of consolidated total assets, and our operations include Kookmin Bank, the largest commercial bank in Korea in terms of total assets (including loans). Our subsidiaries collectively engage in a broad range of businesses, including commercial banking, credit cards, asset management, life insurance, capital markets activities and international banking. As of December 31, 2014, we had consolidated total assets of ￦308 trillion, consolidated total deposits of ￦212 trillion and consolidated stockholders’ equity of ￦28 trillion.

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

By their nature, our core consumer and small- and medium-sized enterprise operations place a high premium on customer access and convenience. Our combined banking network of 1,161 branches as of December 31, 2014, one of the most extensive in Korea, provides a solid foundation for our business and is a major source of our competitive strength. This network provides us with a large, stable and cost effective funding source, enables us to provide our customers convenient access and gives us the ability to provide the customer attention and service essential to conducting our business, particularly in an increasingly competitive environment. Our branch network is further enhanced by automated banking machines and fixed-line, mobile telephone and Internet banking. As of December 31, 2014, we had a customer base of approximately 29.2 million retail customers, which represented over one-half of the Korean population.

The following table sets forth the principal components of our lending business as of the dates indicated. As of December 31, 2014, retail loans and credit card loans and receivables accounted for 56.0% of our total loan portfolio:

	As of December 31,
	2012			2013			2014
	(in billions of Won, except percentages)
Retail
Mortgage and home equity (1)	￦	74,463	34.3%	￦	77,969	35.1%	￦	86,994	37.2%
Other consumer (2)		28,969	13.4		29,675	13.4		32,255	13.8

Total retail		103,432	47.7		107,644	48.5		119,249	51.0

Credit card		11,874	5.5		11,784	5.3		11,632	5.0
Corporate		99,683	45.9		100,534	45.3		100,878	43.1
Foreign		1,925	0.9		1,900	0.9		2,143	0.9

Total loans	￦	216,914	100.0%	￦	221,862	100.0%	￦	233,902	100.0%

(1)	Includes ￦942 billion, ￦945 billion and ￦1,035 billion of overdraft loans secured by real estate in connection with home equity loans as of December 31, 2012, 2013 and 2014, respectively.
(2)	Includes ￦7,978 billion, ￦7,181 billion and ￦6,941 billion of overdraft loans as of December 31, 2012, 2013 and 2014, respectively.

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

Since the former Kookmin Bank initiated the issuance of domestic credit cards in 1980, we have seen our credit card business grow rapidly over the past decade as the nationwide trend towards credit card use accelerated. In March 2011, we effected a horizontal spin-off of the credit card business from Kookmin Bank. As a result, our credit card business is operated by a separate wholly-owned subsidiary, KB Kookmin Card Co., Ltd. As of December 31, 2014, we had approximately 18.2 million holders of check cards or credit cards issued by KB Kookmin Card.

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

We believe our financial holding company structure gives us a competitive advantage over commercial banks and unaffiliated financial services providers by:

•	allowing us to offer a more extensive range of financial products and services;

•	enabling us to share customer information, which is not permitted outside a financial holding company structure, thereby enhancing our risk management capabilities;

•	enhancing our ability to reduce costs in areas such as back-office processing and procurement; and

•	enabling us to raise and manage capital on a centralized basis.

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

Lending Activities

We offer various loan products that target different segments of the population, with features tailored to each segment’s financial profile and other characteristics. The following table sets forth the balances and the percentage of our total retail lending represented by the categories of our retail loans as of the dates indicated:

	As of December 31,
	2012			2013			2014
	(in billions of Won, except percentages)
Retail:
Mortgage and home equity loans	￦	74,463	72.0%	￦	77,969	72.4%	￦	86,994	73.0%
Other consumer loans (1)		28,969	28.0		29,675	27.6		32,255	27.0%

Total	￦	103,432	100.0%	￦	107,644	100.0%	￦	119,249	100.0%

(1)	Excludes credit card loans, but includes overdraft loans.

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

For secured loans, including mortgage and home equity loans, our policy is to lend up to 100% of the adjusted collateral value (except in areas of high speculation designated by the government where we generally limit our lending to between 40% to 60% of the appraised value of collateral) minus the value of any lien or other security interests that are prior to our security interest. In calculating the adjusted collateral value for real estate, we use the appraisal value of the collateral multiplied by a factor, generally between 40% to 80% (40% to 70% in the case of mortgage and home equity loans). This factor varies depending upon the location and use of the real estate and is established in part by taking into account court-supervised auction prices for nearby properties.

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

Private sector mortgage and home equity lending in Korea has expanded substantially in recent years. We provide customers with a number of mortgage and home equity loan products that have flexible features, including terms, repayment schedules, amounts and eligibility for loans, and we offer interest rates on a commercial basis. The maximum term of mortgage loans is 35 years and the majority of our mortgage loans have long-term maturities, which may be renewed. Non-amortizing home equity loans have an initial maturity of one year, which may be extended on an annual basis for a maximum of five years. Home equity loans subject to amortization of principal may have a maximum term of up to 35 years. As of December 31, 2014, we had ￦29,384 billion of amortizing home equity loans, representing 85.3% of our total home equity loans, and ￦5,079 billion of non-amortizing home equity loans, representing 14.7% of our total home equity loans. Any customer is eligible for a mortgage or an individual home equity loan regardless of whether it participates in one of our housing related savings programs and so long as that customer is not barred by regulation from obtaining a loan because of bad credit history. However, customers with whom we frequently transact business and provide us with significant revenue receive preferential interest rates on loans.

As of December 31, 2014, 71.1% of our mortgage loans were secured by residential property which is the subject of the loan, 17.8% of our mortgage loans were guaranteed by the Housing Finance Credit Guarantee

Fund, a government housing-related entity, and the remaining 11.1% of our mortgage loans, contrary to general practices in the United States, were unsecured (although the use of proceeds from these loans are restricted for the purpose of financing home purchases and some of these loans were guaranteed by a third party). One reason that a relatively high percentage of our mortgage loans are unsecured is that we, along with other Korean banks, provide advance loans to borrowers for the down payment of new housing (particularly apartments) that is in the process of being built. Once construction is completed, which may take several years, these mortgage loans become secured by the new housing purchased by these borrowers. For the year ended December 31, 2014, the average initial loan-to-value ratio of our mortgage loans, which is a measure of the amount of loan exposure to the appraised value of the security collateralizing the loan, was approximately 50.8%. There are three reasons that our loan-to-value ratio is relatively lower (as is the case with other Korean banks) compared to similar ratios in other countries, such as the United States. The first reason is that housing prices are high in Korea relative to average income, so most people cannot afford to borrow an amount equal to the entire value of their collateral and make interest payments on such an amount. The second reason relates to the “jeonsae” system, through which people provide a key money deposit while residing in the property prior to its purchase. At the time of purchase, most people use the key money deposit as part of their payment and borrow the remaining amount from Korean banks, which results in a loan that will be for an amount smaller than the appraised value of the property for collateral and assessment purposes. The third reason is that Korean banks discount the appraised value of the borrower’s property for collateral and assessment purposes so that a portion of the appraised value is reserved in order to provide recourse to a renter who lives at the borrower’s property. This is in the event that the borrower’s property is seized by a creditor, and the renter is no longer able to reside at that property. See “Item 3.D. Risk Factors—Other risks relating to our business—A decline in the value of the collateral securing our loans and our inability to realize full collateral value may adversely affect our credit portfolio.”

The following table sets forth our unsecured and secured mortgage loans and home equity loans as of December 31, 2012, 2013 and 2014, based on their loan classification categories under IFRS and our internal credit ratings for loans (which are described in Note 4.2.4 of the notes to our consolidated financial statements):

	As of December 31, 2012
	Non-impaired												Impaired						Total
	Not Past Due										Past Due
	Grade 1		Grade 2		Grade 3		Grade 4		Grade 5				Past Due Up to 89 Days		Past Due 90 Days to 179 Days		Past Due 180 Days or More
											(in billions of Won)
Mortgage:
Secured (1)	￦	33,783	￦	4,271	￦	478	￦	141	￦	98	￦	665	￦	45	￦	70	￦	55	￦	39,606
Unsecured		3,441		989		135		72		95		94		5		53		387		5,271
Home Equity:
Secured		25,081		3,269		472		106		102		452		44		30		30		29,586
Unsecured		—		—		—		—		—		—		—		—		—		—

Total	￦	62,305	￦	8,529	￦	1,085	￦	319	￦	295	￦	1,211	￦	94	￦	153	￦	472	￦	74,463

	As of December 31, 2013
	Non-impaired												Impaired						Total
	Not Past Due										Past Due
	Grade 1		Grade 2		Grade 3		Grade 4		Grade 5				Past Due Up to 89 Days		Past Due 90 Days to 179 Days		Past Due 180 Days or More
											(in billions of Won)
Mortgage:
Secured (1)	￦	37,642	￦	4,171	￦	361	￦	116	￦	78	￦	808	￦	74	￦	44	￦	76	￦	43,370
Unsecured		2,131		531		74		24		11		119		9		28		188		3,115
Home Equity:
Secured		27,512		2,767		356		98		89		541		63		26		32		31,484
Unsecured		—		—		—		—		—		—		—		—		—		—

Total	￦	67,285	￦	7,469	￦	791	￦	238	￦	178	￦	1,468	￦	146	￦	98	￦	296	￦	77,969

	As of December 31, 2014
	Non-impaired												Impaired						Total
	Not Past Due										Past Due
	Grade 1		Grade 2		Grade 3		Grade 4		Grade 5				Past Due Up to 89 Days		Past Due 90 Days to 179 Days		Past Due 180 Days or More
											(in billions of Won)
Mortgage:
Secured(1)	￦	44,315	￦	3,979	￦	309	￦	94	￦	74	￦	688	￦	61	￦	53	￦	62	￦	49,635
Unsecured		2,338		478		16		7		3		26		4		2		22		2,896
Home Equity:
Secured		31,088		2,412		244		80		77		434		58		34		36		34,463
Unsecured		—		—		—		—		—		—		—		—		—		—

Total	￦	77,741	￦	6,869	￦	569	￦	181	￦	154	￦	1,148	￦	123	￦	89	￦	120	￦	86,994

(1)	Includes advance loans guaranteed by the Housing Finance Credit Guarantee Fund to borrowers for the down payment of new housing that is in the process of being built.

Our home equity loan portfolio includes loans that are in a second lien position. In addition to the underwriting procedures we perform when we issue home equity loans in general, we perform additional underwriting procedures with respect to home equity loans secured by a second lien to assess and confirm the value and status of any loans secured by security interests on the collateral which would be prior to our security interest under the second lien home equity loan. Under regulations implemented by the Financial Supervisory Service, our home equity loans are subject to maximum loan-to-value ratios (i.e., the ratio of the aggregate principal amount of loans, including first and second lien loans, secured by a particular item of collateral to the appraised value of such collateral) of between 40% and 70%. As such, for home equity loans, we do not lend more than an amount equal to the adjusted collateral value (i.e., the collateral value as discounted by the required loan-to-value ratio) minus the value of any loans secured by security interests on the collateral that are prior to our security interest. Accordingly, in order to ascertain the value of loans secured by security interests on the collateral which would be prior to our security interest and to confirm the status of such loans, we perform additional underwriting procedures including a review of the relevant title and security interest registration documents and bank documents and certificates regarding such loans. In addition, for purposes of calculating debt-to-income ratios applicable to loans secured by certain types of housing under regulations implemented by the Financial Supervisory Service (see “—Supervision and Regulation—Principal Regulations Applicable to Banks—Regulations Relating to Retail Household Loans”), which we apply on a nationwide basis for our home equity loans, we perform additional adjustments in our debt-to-income ratio calculations with respect to second lien home equity loans to account for the value of loans secured by security interests on the collateral that are prior to our security interest.

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

As of December 31, 2014, our three-month, six-month and twelve-month base rates were 2.13%, 2.17% and 2.18%, respectively.

As of December 31, 2014, 75.7% of our outstanding mortgage and home equity loans were priced based on a floating rate.

Other Consumer Loans

Other consumer loans are primarily unsecured. However, such loans may be secured by real estate, deposits or securities. As of December 31, 2014, approximately ￦16,035 billion, or 49.7% of our consumer loans (other than mortgage and home equity loans) were unsecured loans (although some of these loans were guaranteed by a third party). Overdraft loans are also classified as other consumer loans, are primarily unsecured and generally have an initial maturity of one year, which is typically extended automatically on an annual basis and may be extended up to a maximum of five years. The amount of overdraft loans as of December 31, 2014 was approximately ￦6,941 billion.

Pricing. The interest rates on our other consumer loans (including overdraft loans) are determined on the same basis as on our mortgage and home equity loans, except that, for unsecured loans, the borrower’s credit score as determined during our loan approval process is also taken into account. See “Item 11. Quantitative and Qualitative Disclosures about Market Risk—Credit Risk Management.”

As of December 31, 2014, 97.9% of our other consumer loans had interest rates that were not fixed but were variable in reference to our base rate, which is based on the Market Opportunity Rate.

Deposit-taking Activities

Due to our extensive nationwide network of branches, together with our long history of development and our resulting know-how and expertise, as of December 31, 2014, we had the largest number of retail customers and retail deposits among Korean commercial banks. The balance of our deposits from retail customers was ￦126,581 billion, ￦132,733 billion and ￦138,246 billion as of December 31, 2012, 2013 and 2014, respectively, which constituted 64.1%, 66.1% and 65.3%, respectively, of the balance of our total deposits.

We offer many deposit products that target different segments of our retail customer base, with features tailored to each segment’s financial profile, characteristics and needs, including:

•	Demand deposits, which either do not accrue interest or accrue interest at a lower rate than time deposits. Demand deposits allow the customer to deposit and withdraw funds at any time and, if they are interest bearing, accrue interest at a variable rate depending on the amount of deposit. Retail and corporate demand deposits constituted 34.5% of our total deposits as of December 31, 2014 and paid average interest of 0.42% for 2014.

•

Time deposits, which generally require the customer to maintain a deposit for a fixed term, during which the deposit accrues interest at a fixed rate or a variable rate based on the KOSPI, or to deposit specified amounts on an installment basis. If the amount of the deposit is withdrawn prior to the end of the fixed term, the customer will be paid a lower interest rate than that originally offered. The term for time deposits typically ranges from one month to five years, and the term for installment savings deposits ranges from six months to ten years. Retail and corporate time deposits constituted 58.9% of our total deposits as of December 31, 2014 and paid average interest of 2.7% for 2014. Most installment savings deposits offer fixed interest rates.

•

Certificates of deposit, the maturities of which typically range from 30 days to 730 days with a required minimum deposit of ￦10 million. Interest rates on certificates of deposit are determined based on the length of the deposit and prevailing market rates. Our certificates of deposit are sold at a discount to their face value, reflecting the interest payable on the certificates of deposit.

•

Foreign currency deposits are available to Korean residents, non-residents and overseas immigrants. We offer foreign currency demand deposits and time deposits as well as checking accounts in eleven currencies. Foreign currency demand deposits, which accrue interest at a variable rate, allow customers to deposit and withdraw funds at any time. Foreign currency demand deposits accrue interest at a lower rate than foreign currency time deposits, which generally require customers to maintain the deposit for a fixed term, during which it accrues interest at a fixed rate.

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

In 2002, after significant research and planning, we launched private banking operations at Kookmin Bank’s headquarters. Shortly thereafter, we launched a comprehensive strategy with respect to customers with higher net worth, which included staffing appropriate representatives, marketing aggressively, establishing IT systems, selecting appropriate branch locations and readying such branches with the necessary facilities to service such customers. As of December 31, 2014, we operated 23 private banking centers through Kookmin Bank.

The Monetary Policy Committee of the Bank of Korea (the “Monetary Policy Committee”) imposes a reserve requirement on Won currency deposits of commercial banks based generally on the type of deposit instrument. The reserve requirement is currently up to 7%. See “—Supervision and Regulation—Principal Regulations Applicable to Banks—Liquidity.”

The Depositor Protection Act provides for a deposit insurance system where the Korea Deposit Insurance Corporation guarantees to depositors the repayment of their eligible bank deposits. The deposit insurance system insures up to a total of ￦50 million per depositor per bank. See “—Supervision and Regulation—Principal Regulations Applicable to Banks—Deposit Insurance System.” We paid ￦330 billion of premium for 2014.
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

The following table sets forth certain data relating to our credit card operations, on a non-consolidated basis, as of the dates and for the periods indicated:

	As of and for the Year Ended December 31,
	2012		2013		2014
	(in billions of Won, except number of holders, accounts and percentages)
Number of credit cardholders (at year end) (thousands)
General accounts		10,112		8,987		8,487
Corporate accounts		424		435		416

Total		10,536		9,422		8,903

Number of merchants (at year end) (thousands)		2,024		2,058		2,178
Active ratio (at year end) (1)		81.0%		88.6%		87.7%
Credit card fees
Merchant fees (2)	￦	1,484	￦	1,480	￦	1,503
Installment and cash advance fees		683		578		475
Annual membership fees		66		68		63
Other fees		542		539		493

Total	￦	2,775	￦	2,665	￦	2,534

Charge volume (3)
General purchase	￦	45,768	￦	46,735	￦	45,295
Installment purchase		12,153		10,852		10,861
Cash advance		11,606		10,516		9,535
Card loan (4)		3,800		4,688		4,227

Total	￦	73,327	￦	72,791	￦	69,918

Outstanding balance (at year end)
General purchase	￦	4,533	￦	4,716	￦	4,496
Installment purchase		2,679		2,600		2,786
Cash advance		2,032		1,525		1,323
Card loan (4)		2,647		2,959		3,046

Total	￦	11,891	￦	11,800	￦	11,651

Average outstanding balances
General purchase	￦	4,461	￦	4,601	￦	4,533
Installment purchase		2,728		2,474		2,528
Cash advance		2,134		1,717		1,390
Card loan (4)		2,759		2,829		2,869

Total	￦	12,082	￦	11,621	￦	11,320

Delinquency ratios (at year end) (5)
From 1 month to 3 months		0.94%		0.81%		0.64%
From 3 months to 6 months		0.25		0.83		0.77
Over 6 months		0.13		0.07		0.08

Total		1.32%		1.71%		1.48%

Non-performing loan ratio		0.40%		0.91%		0.85%
Write-offs (gross)	￦	541	￦	404	￦	427
Recoveries (6)		185		141		131

Net write-offs	￦	356	￦	263	￦	296

Gross write-off ratio (7)		4.48%		2.93%		3.77%
Net write-off ratio (8)		2.95%		1.91%		2.61%

(1)	The active ratio represents the ratio of accounts used at least once within the last six months to total accounts as of year end.
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

(5)

Represents ratio of credit card balances overdue by one month or more to outstanding balance. In line with industry practice, we have restructured a portion of delinquent credit card account balances as loans. As of December 31, 2014, these restructured loans amounted to ￦45 billion. Because these restructured loans are not treated as being delinquent at the time of conversion or for a period of time thereafter, our delinquency ratios may not fully reflect all delinquent amounts relating to our outstanding balances.

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

As of December 31, 2014, we had approximately 8.9 million credit cardholders. Of the credit cards outstanding, approximately 87.7% were active, meaning that they had been used at least once during the previous six months.

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

In the second half of 2012, we (through KB Kookmin Card) commenced accounts receivable factoring activities in partnership with SK Telecom Co., Ltd., a leading Korean mobile telecommunications company, pursuant to which we purchase accounts receivable arising from SK Telecom’s installment sale of mobile handsets to its customers. The outstanding balance of factored receivables amounted to ￦2,806 billion as of December 31, 2014.

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

Corporate Banking

We lend to and take deposits from small- and medium-sized enterprises and, to a lesser extent, large corporate customers. We had over 230,000 small- and medium-sized enterprise borrowers as of December 31, 2012, over 220,000 small- and medium-sized enterprise borrowers as of December 31, 2013 and over 220,000 small- and medium-sized enterprise borrowers as of December 31, 2014, for Won-currency loans. As of December 31, 2012, 2013 and 2014, we had 1,486, 1,654 and 1,784 large corporate borrowers, respectively, for Won-currency loans. For 2012, 2013 and 2014, we received fee revenue from cash management services offered to corporate customers, which include “firm-banking” services such as inter-account transfers, transfers of funds from various branches and agencies of a company (such as insurance premium payments) to the account of the headquarters of such company and transfers of funds from various customers of a company to the main account of such company, in the amount of ￦115 billion, ￦117 billion and ￦119 billion, respectively. Of our branch network as of December 31, 2014, we had eight branches that primarily handled large corporate banking.

The following table sets forth the balances and the percentage of our total corporate lending represented by our small- and medium-sized enterprise business loans and our large corporate business loans as of the dates indicated, estimated based on our internal classifications of corporate borrowers:

	As of December 31,
	2012			2013			2014
	(in billions of Won, except percentages)
Corporate:
Small- and medium-sized enterprise loans	￦	70,471	70.7%	￦	71,045	70.7%	￦	71,960	71.3%
Large corporate loans		29,212	29.3		29,489	29.3		28,918	28.7

Total	￦	99,683	100.0%	￦	100,534	100.0%	￦	100,878	100.0%

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

The total amount of deposits from our corporate customers amounted to ￦66,389 billion as of December 31, 2014, or 31.4% of our total deposits.

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

We use the term “small- and medium-sized enterprises” as defined in the Small and Medium Industry Basic Act and related regulations. Under the amended Small and Medium Industry Basic Act, which became effective on February 3, 2015, and related regulations, an enterprise must meet each of the following criteria in order to meet the definition of a small- and medium-sized enterprise: (i) total assets at the end of the immediately preceding fiscal year must be less than ￦500 billion, (ii) the average or annual sales revenue standards as prescribed by the Enforcement Decree of the Small and Medium Industry Basic Act that are applicable to the enterprise’s primary business must be met and (iii) the standards of management independence as prescribed by the Enforcement Decree of the Small and Medium Industry Basic Act must be met. However, even if an enterprise that qualified as a small- and medium-sized enterprise under the Small and Medium Industry Basic Act prior to the amendment thereof no longer meets the definition due to such amendments, such enterprise will continue to be deemed a small- and medium-sized enterprise until March 31, 2018. Further, certified social enterprises (as defined in the Social Enterprise Promotion Act of Korea), as well as cooperatives or federations of cooperatives (as defined in the Framework Act on Cooperatives) that satisfy the requirements prescribed by the Small and Medium Industry Basic Act, may also qualify as small- and medium-sized enterprises.

Industry-wide delinquency ratios for Won-denominated loans to small- and medium-sized enterprises decreased from 2012 to 2014. However, our delinquency ratio for loans to small- and medium-sized enterprises may increase in the future as a result of, among other things, adverse economic conditions in Korea and globally. See “Item 3.D. Risk Factors—Other risks relating to our business—Difficult conditions in the global financial markets could adversely affect our results of operations and financial condition.” In addition, in light of the deteriorating financial condition and liquidity position of small- and medium-sized enterprises in Korea, the Korean government has in recent years introduced measures intended to encourage Korean banks to provide financial support to small- and medium-sized enterprise borrowers. See “Item 3.D. Risk Factors—Risks relating to our small- and medium-sized enterprise loan portfolio—We have significant exposure to small- and medium-sized enterprises, and any financial difficulties experienced by these customers may result in a deterioration of our asset quality and have an adverse impact on us.”

Lending Activities

Our principal loan products for our small- and medium-sized enterprise customers are working capital loans and facilities loans. Working capital loans are provided to finance working capital requirements and include notes discounted and trade financing. Facilities loans are provided to finance the purchase of equipment and the establishment of manufacturing assembly plants. As of December 31, 2014, working capital loans and facilities loans accounted for 56.7% and 43.3%, respectively, of our total small- and medium-sized enterprise loans. As of December 31, 2014, we had over 220,000 small- and medium-sized enterprise customers on the lending side.

Loans to small- and medium-sized enterprises may be secured by real estate or deposits or may be unsecured. As of December 31, 2014, secured loans and guaranteed loans accounted for, in the aggregate, 86.6% of our small- and medium-sized enterprise loans. Among the secured loans, 95.9% were secured by real estate and 4.1% were secured by deposits or securities. Working capital loans generally have a maturity of one year, but may be extended for additional terms of up to one year in length for an aggregate term of five years. Facilities loans have a maximum maturity of 15 years.

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

Pricing

We establish the price for our corporate loan products based principally on transaction risk, our cost of funding and market considerations. Transaction risk is measured by such factors as the credit rating assigned to a particular borrower, the size of the borrower and the value and type of collateral. Our loans are priced based on the Market Opportunity Rate system, which is a periodic floating rate system that takes into account the current market interest rate. As of December 31, 2014, the Market Opportunity Rate was 2.13% for three months, 2.17% for six months and 2.18% for one year.

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

Lending Activities

Our principal loan products for our large corporate customers are working capital loans and facilities loans. As of December 31, 2014, working capital loans and facilities loans accounted for 79.6% and 20.4%, respectively, of our total large corporate loans. We also offer mortgage loans to large corporate clients who build or sell single- or multi-family housing units, as described above under “—Small- and Medium-sized Enterprise Banking—Lending Activities.”

As of December 31, 2014, secured loans and guaranteed loans accounted for, in the aggregate, 18.2% of our large corporate loans. Among the secured loans, 80.4% were secured by real estate and 19.6% were secured by deposits or securities. Working capital loans generally have a maturity of one year, but may be extended for additional terms ranging from three months to one year in length for an aggregate term of five years. Facilities loans have a maximum maturity of 15 years.

In our unsecured lending to large corporate customers, a critical consideration in our policy regarding the extension of such unsecured loans is the borrower’s creditworthiness. We assign each borrower a credit rating based on the judgment of our experts or scores calculated using the appropriate credit rating system, taking into account both financial factors and non-financial factors (such as our perception of a borrower’s reliability, management and operational risk and risk relating to the borrower’s industry). The credit ratings, along with such factors, are key determinants that inform our lending to large corporate customers. Large corporate customers generally have higher credit ratings due to their higher repayment capability compared to other types of borrowers, such as small- and medium-sized enterprise borrowers. In addition, large corporate borrowers generally are affected to a lesser extent than small- and medium-sized enterprise borrowers by fluctuations in the Korean economy and also maintain more sophisticated financial records. As of December 31, 2014, 85.4% of our large corporate customers had credit ratings or BBB- or above according to the internal credit rating system of Kookmin Bank, compared to 48.4% of our small- and medium-sized enterprise customers. A credit rating of BBB- is assigned to customers whose ability to repay the principal and interest on their outstanding loans is determined by us to be generally satisfactory but nonetheless subject to adverse effects under unfavorable economic conditions or during downturns in the business environment. Based on our internal analysis of historical data, we believe that the probability of default for loans extended to large corporate customers with a credit rating of BBB- or above is between 0.00% and 2.26%.

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

As of December 31, 2014, in terms of our outstanding loan balance, 32.5% was extended to borrowers in the manufacturing industry, 27.6% of our large corporate loans was extended to borrowers in the financial institutions industry, and 21.2% was extended to borrowers in the service industry.

Pricing

We determine pricing of our large corporate loans in the same way as we determine the pricing of our small- and medium-sized enterprise loans. See “—Small- and Medium-sized Enterprise Banking—Pricing” above. As of December 31, 2014, the Market Opportunity Rate, which is utilized in pricing loans offered by us, was the same for our large corporate loans as for our small- and medium-sized enterprise loans.

Capital Markets Activities and International Banking

Through our capital markets operations, we invest and trade in debt and equity securities and, to a lesser extent, engage in derivatives and asset securitization transactions and make call loans. We also provide investment banking services to corporate customers.

Securities Investment and Trading

We invest in and trade securities for our own account in order to maintain adequate sources of liquidity and to generate interest and dividend income and capital gains. As of December 31, 2012, 2013 and 2014, our investment portfolio, which consists primarily of held-to-maturity financial assets and available-for-sale financial assets, and our trading portfolio had a combined total carrying amount of ￦46,962 billion, ￦44,933 billion and ￦46,389 billion and represented 16.4%, 15.4% and 15.0% of our total assets, respectively.

Our trading and investment portfolios consist primarily of Korean treasury securities and debt securities issued by Korean government agencies, local governments or certain government-invested enterprises and debt securities issued by financial institutions. As of December 31, 2012, 2013 and 2014, we held debt securities with a total carrying amount of ￦42,285 billion, ￦39,776 billion and ￦41,642 billion, respectively, of which:

•	held-to-maturity debt securities accounted for ￦12,256 billion, ￦13,017 billion and ￦12,569 billion, or 29.0%, 32.7% and 30.2%, respectively;

•	available-for-sale debt securities accounted for ￦21,737 billion, ￦18,933 billion and ￦19,360 billion, or 51.4%, 47.6% and 46.5%, respectively; and

•	debt securities at fair value through profit or loss accounted for ￦8,292 billion, ￦7,826 billion and ￦9,713 billion, or 19.6%, 19.7% and 23.3%, respectively.

Of these amounts, debt securities issued by the Korean government and government agencies as of December 31, 2012, 2013 and 2014 amounted to:

•	￦4,449 billion, ￦4,357 billion and ￦3,557 billion, or 36.3%, 33.5% and 28.3%, respectively, of our held-to-maturity debt securities;

•	￦6,256 billion, ￦6,926 billion and ￦4,702 billion, or 28.8%, 36.6% and 24.3%, respectively, of our available-for-sale debt securities; and

•	￦2,376 billion, ￦2,085 billion and ￦3,067 billion, or 28.7%, 26.6% and 31.6%, respectively, of our debt securities at fair value through profit or loss.

From time to time we also purchase equity securities for our securities portfolios. Our equity securities consist primarily of marketable beneficiary certificates and equities listed on the KRX KOSPI Market or the KRX KOSDAQ Market. As of December 31, 2012, 2013 and 2014:

•

equity securities in our available-for-sale portfolio had a carrying amount of ￦2,474 billion, ￦2,899 billion and ￦3,032 billion, or 10.2%, 13.3% and 13.5% of our available-for-sale portfolio, respectively; and

•	equity securities in our trading portfolio had a carrying amount of ￦1,035 billion, ￦1,217 billion and ￦492 billion, or 10.8%, 13.0% and 4.6% of our debt and equity trading portfolio, respectively.

Our trading portfolio also includes derivative instruments. See “—Derivatives Trading.”

The following tables show, as of the dates indicated, the gross unrealized gains and losses on available-for-sale and held-to-maturity financial assets within our investment portfolio, and the amortized cost and fair value of the portfolio by type of financial asset:

	As of December 31, 2012
	Amortized Cost		Gross Unrealized Gain		Gross Unrealized Loss		Fair Value
	(in billions of Won)
Available-for-sale financial assets:
Debt securities
Korean treasury securities and government agencies	￦	6,171	￦	87	￦	2	￦	6,256
Financial institutions(1)		7,436		40		—		7,476
Corporate(2)		6,470		139		3		6,606
Asset-backed securities		1,396		4		1		1,399
Others		—		—		—		—

Subtotal		21,473		270		6		21,737
Equity securities		1,825		659		10		2,474

Total available-for-sale financial assets	￦	23,298	￦	929	￦	16	￦	24,211

Held-to-maturity financial assets:
Korean treasury securities and government agencies	￦	4,449	￦	272	￦	1	￦	4,720
Financial institutions(3)		1,316		22		—		1,338
Corporate(4)		6,213		285		—		6,498
Asset-backed securities		278		3		—		281

Total held-to-maturity financial assets	￦	12,256	￦	582	￦	1	￦	12,837

	As of December 31, 2013
	Amortized Cost		Gross Unrealized Gain		Gross Unrealized Loss		Fair Value
	(in billions of Won)
Available-for-sale financial assets:
Debt securities
Korean treasury securities and government agencies	￦	6,910	￦	30	￦	14	￦	6,926
Financial institutions(1)		5,771		15		4		5,782
Corporate(2)		4,948		57		7		4,998
Asset-backed securities		1,208		2		2		1,208
Others		19		—		—		19

Subtotal		18,856		104		27		18,933
Equity securities		2,092		823		16		2,899

Total available-for-sale financial assets	￦	20,948	￦	927	￦	43	￦	21,832

Held-to-maturity financial assets:
Korean treasury securities and government agencies	￦	4,357	￦	180	￦	—	￦	4,537
Financial institutions(3)		893		9		—		902
Corporate(4)		7,400		180		—		7,580
Asset-backed securities		367		1		—		368

Total held-to-maturity financial assets	￦	13,017	￦	370	￦	—	￦	13,387

	As of December 31, 2014
	Amortized Cost		Gross Unrealized Gain		Gross Unrealized Loss		Fair Value
	(in billions of Won)
Available-for-sale financial assets:
Debt securities
Korean treasury securities and government agencies	￦	4,651	￦	54	￦	3	￦	4,702
Financial institutions(1)		6,944		38		1		6,981
Corporate(2)		6,031		90		1		6,120
Asset-backed securities		1,210		4		3		1,211
Others		342		4		—		346

Subtotal		19,178		190		8		19,360
Equity securities		1,561		1,471		—		3,032

Total available-for-sale financial assets	￦	20,739	￦	1,661	￦	8	￦	22,392

Held-to-maturity financial assets:
Korean treasury securities and government agencies	￦	3,557	￦	215	￦	—	￦	3,772
Financial institutions(3)		1,262		18		—		1,280
Corporate(4)		7,278		247		—		7,525
Asset-backed securities		472		2		—		474

Total held-to-maturity financial assets	￦	12,569	￦	482	￦	—	￦	13,051

(1)

Includes debt securities issued by the Bank of Korea, Korea Development Bank, Korea Finance Corporation and Industrial Bank of Korea in the aggregate amount of ￦5,702 billion as of December 31, 2012, ￦4,463 billion as of December 31, 2013 and ￦5,025 billion as of December 31, 2014. These financial institutions are controlled by the Korean government.

(2)

Includes debt securities issued by Korea Electric Power Corporation, which is controlled by the Korean government, in the amount of ￦393 billion as of December 31, 2012, ￦143 billion as of December 31, 2013 and ￦114 billion as of December 31, 2014.

(3)

Includes debt securities issued by the Bank of Korea, Korea Development Bank, Korea Finance Corporation and Industrial Bank of Korea in the aggregate amount of ￦986 billion as of December 31, 2012, ￦519 billion as of December 31, 2013 and ￦1,103 billion as of December 31, 2014. These financial institutions are controlled by the Korean government.

(4)

Includes debt securities issued by Korea Electric Power Corporation, which is controlled by the Korean government, in the amount of ￦432 billion as of December 31, 2012, ￦545 billion as of December 31, 2013 and ￦553 billion as of December 31, 2014.

Derivatives Trading

Until the full-scale launch of our derivatives operations in mid-1999, we had been engaged in limited volumes of derivatives trading, mostly on behalf of our customers. Since then, our trading volume significantly increased to ￦195,879 billion in 2012 but decreased to ￦194,307 billion in 2013 and ￦154,872 billion in 2014. Our net trading revenue from derivatives for the year ended December 31, 2012, 2013 and 2014 was ￦456 billion, ￦544 billion and ￦98 billion, respectively.

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

The following shows the estimated fair value of our derivatives as of December 31, 2012, 2013 and 2014:

	As of December 31,
	2012				2013				2014
	Estimated Fair Value Assets		Estimated Fair Value Liabilities		Estimated Fair Value Assets		Estimated Fair Value Liabilities		Estimated Fair Value Assets		Estimated Fair Value Liabilities
	(in billions of Won)
Foreign exchange derivatives (1)	￦	846	￦	943	￦	938	￦	996	￦	762	￦	668
Interest rate derivatives (1)		1,100		1,040		766		731		1,120		1,103
Equity derivatives		74		68		47		50		62		15
Credit derivatives		—		—		—		—		—		—
Commodity derivatives		—		—		—		—		—		—
Others (1)		71		4		68		18		24		11

Total	￦	2,091	￦	2,055	￦	1,819	￦	1,795	￦	1,968	￦	1,797

(1)	Includes those for trading purposes and hedging purposes.

The following table shows certain information related to our derivatives designated as fair value hedges for the years ended December 31, 2012, 2013 and 2014:

	Year Ended December 31,
	2012						2013						2014
	Derivatives		Hedged Items		Hedge Ineffectiveness		Derivatives		Hedged Items		Hedge Ineffectiveness		Derivatives		Hedged Items		Hedge Ineffectiveness
	(in billions of Won)
Foreign exchange derivatives	￦	(58)	￦	74	￦	16	￦	(11)	￦	36	￦	25	￦	(29)	￦	46	￦	17
Interest rate derivatives		32		(25)		7		(29)		37		8		(4)		13		9
Other derivatives		11		(11)		—		(8)		8		—		7		(7)		—

Total	￦	(15)	￦	38	￦	23	￦	(48)	￦	81	￦	33	￦	(26)	￦	52	￦	26

The following table shows certain information related to our derivatives designated as cash flow hedges for the years ended December 31, 2012, 2013 and 2014:

	Year Ended December 31,
	2012						2013						2014
	Derivatives		Effective Portion		Ineffective Portion		Derivatives		Effective Portion		Ineffective Portion		Derivatives		Effective Portion		Ineffective Portion
	(in billions of Won)
Foreign exchange derivatives	￦	(22)	￦	(22)	￦	—	￦	(5)	￦	(5)	￦	—	￦	3	￦	4	￦	(1)
Interest rate derivatives		(5)		(5)		—		2		2		—		(11)		(11)		—

Total	￦	(27)	￦	(27)	￦	—	￦	(3)	￦	(3)	￦	—	￦	(8)	￦	(7)	￦	(1)

Asset Securitization Transactions

We are active in the Korean asset-backed securities market. Based on our diverse experience with respect to product development and management capabilities relating to asset securitization, we offer customers a wide range of financial products and participate in various asset securitization transactions, including through our subsidiary KB Investment & Securities, to reinforce our position as a leading financial services provider with respect to the asset securitization market. We were involved in asset securitization transactions with an initial aggregate issue amount of ￦5,040 billion in 2012, ￦7,296 billion in 2013 and ￦5,524 billion in 2014, all of which were public offerings of asset-backed securities. Most of these securities were sold to institutional investors through Korean securities houses.

Call Loans

We make call loans and borrow call money in the short-term money market. Call loans are defined as short-term lending among banks and financial institutions either in Won or in foreign currencies with maturities of 90 days or less. Typically, call loans have maturities of one day. As of December 31, 2014, we had made call loans of ￦2,032 billion and borrowed call money of ￦2,882 billion, compared to ￦3,206 billion and ￦2,648 billion, respectively, as of December 31, 2013 and ￦2,534 billion and ￦2,597 billion, respectively, as of December 31, 2012.

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

In 2014, we generated investment banking revenue of ￦203 billion, consisting of ￦32 billion of interest income and ￦171 billion of fee income.

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

The table below sets forth certain information regarding our foreign currency assets and borrowings:

	As of December 31,
	2012		2013		2014
	(in millions of US$)
Total foreign currency assets	US$	14,459	US$	14,989	US$	15,171
Foreign currency borrowings:
Debts		7,087		6,637		6,531
Debentures		2,974		3,123		2,949

Total borrowings	US$	10,061	US$	9,760	US$	9,480

The table below sets forth our overseas subsidiaries, branches and representative offices currently in operation as of December 31, 2014:

Business Unit (1)	Location
Subsidiaries
Kookmin Bank Cambodia PLC	Cambodia
Kookmin Bank (China) Ltd.	China
Kookmin Bank Hong Kong Ltd.	Hong Kong
Kookmin Bank International Ltd.	United Kingdom
Branches
Kookmin Bank (China) Ltd., Beijing Branch	China
Kookmin Bank (China) Ltd., Guangzhou Branch	China
Kookmin Bank (China) Ltd., Harbin Branch	China
Kookmin Bank (China) Ltd., Suzhou Branch	China
Kookmin Bank, Osaka Branch	Japan
Kookmin Bank, Tokyo Branch	Japan
Kookmin Bank, Auckland Branch	New Zealand
Kookmin Bank, New York Branch	United States
Kookmin Bank, Ho Chi Minh City Branch	Vietnam
Kookmin Bank Cambodia PLC, Toul Kork Branch	Cambodia
Representative Office
Kookmin Bank, Mumbai Representative Office	India
Kookmin Bank, Yangon Representative Office	Myanmar
Kookmin Bank, Hanoi Representative Office	Vietnam

(1)	Does not include subsidiaries and branches in liquidation or dissolution.

Our overseas branches and subsidiaries principally provide Korean companies and nationals in overseas markets with trade financing, local currency funding and foreign exchange services, in conjunction with the operations of our headquarters.

In March 2008, we entered into agreements to acquire shares of JSC Bank CenterCredit, a Kazakhstan bank, and acquired an initial equity stake of 29,972,840 common shares (equal to 23.0% of the then-outstanding voting shares) for approximately ￦528 billion in August 2008. Pursuant to the terms of such agreements, we acquired an aggregate of 14,163,836 additional common shares of JSC Bank CenterCredit in November and December 2008. In addition, in September 2009, we entered into agreements with International Finance Corporation and certain shareholders of JSC Bank CenterCredit pursuant to which we acquired 3,886,574 additional common shares and 36,561,465 non-voting convertible preferred shares of JSC Bank CenterCredit in January and February 2010. As of December 31, 2014, we held 29.6% of the outstanding common shares of JSC Bank CenterCredit. Our investment in JSC Bank CenterCredit is accounted for under the equity method from the initial acquisition date and we applied the purchase method to account for each acquisition.

In May 2009, we acquired 132,600 common shares of Khmer Union Bank, a Cambodian bank, for approximately ￦10 billion. As a result, we acquired 51% of the voting rights in Khmer Union Bank, which was renamed Kookmin Bank Cambodia PLC. In December 2010, July 2012 and June 2013, we acquired additional 37,602 common shares, 125,592 common shares and 24,206 common shares of Kookmin Bank Cambodia PLC, respectively. As of December 31, 2014, we held 100.0% of the outstanding common shares of Kookmin Bank Cambodia PLC. We applied the purchase method to account for the initial acquisition of Kookmin Bank Cambodia PLC in May 2009. The subsequent acquisitions in December 2010, July 2012 and June 2013 were accounted for as equity transactions.

Trustee and Custodian Services Relating to Investment Trusts and Other Functions

We act as a trustee for 66 financial investment companies with a collective investment license, which invest in investment assets using funds raised by the sale of beneficiary certificates of investment trusts to investors. We also act as custodian for 141 financial institutions and as fund administrator for 44 financial institutions with respect to various investments, as well as acting as settlement agent in connection with such services. We receive a fee for acting in these capacities and generally perform the following functions:

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

For the year ended December 31, 2014, our fee income from our trustee and custodian services was ￦24 billion and revenue collected as a result of administration of the underlying investments was ￦6 billion.

Other Businesses

Trust Account Management Services

Money Trust Management Services

We provide trust account management services for both specified money trusts and unspecified money trusts. We receive fees for our trust account management services consisting of basic fees that are based upon a percentage of either the net asset value of the assets or the principal under management and, for certain types of trust account operations, performance fees that are based upon the performance of the trust account operations. In 2014, our basic fees ranged from 0.1% to 2.0% of total assets under management depending on the type of trust account. We also charge performance fees with respect to certain types of trust account products. We receive penalty payments when customers terminate their trust accounts prior to the original contract maturity.

We currently provide trust account management services for 20 types of money trusts. The money trusts we manage are generally trusts with a fixed maturity. Approximately 7.4% of our money trusts also provide periodic payments of dividends which are added to the assets held in such trusts and not distributed.

Under Korean law, the assets of our trust accounts are segregated from our banking account assets and are not available to satisfy the claims of any of our potential creditors. We are, however, permitted to deposit surplus funds generated by trust assets into our banking accounts in certain circumstances as set forth under the Trust Act of Korea.

As of December 31, 2014, the total balance of our money trusts was ￦29,041 billion (as calculated in accordance with Statement of Korea Accounting Standard No. 5004, Trust Accounts, and the Enforcement Regulations of Financial Investment Services under the Financial Investment Services and Capital Markets Act, which we refer to as an “SKAS basis”). As for unspecified money trust accounts, we have investment discretion over all money trusts, which are pooled and managed jointly for each type of trust account. Specified money trust accounts are established on behalf of individual customers who direct our investment of trust assets.

The following table shows the balances of our money trusts by type as of the dates indicated. Under IFRS, commencing in 2013, we consolidate trust accounts for which we guarantee both the repayment of the principal amount and a fixed rate of interest as well as trust accounts for which we guarantee only the repayment of the principal amount.

	As of December 31,
	2012		2013		2014
	(in billions of Won)
Principal and interest guaranteed trusts (1)	￦	0.2	￦	0.2	￦	0.2
Principal guaranteed trusts (1)		2,919		3,070		3,187
Performance trusts (1)(2)		18,066		20,842		25,854

Total	￦	20,985	￦	23,912	￦	29,041

(1)	Calculated on an SKAS basis.
(2)	Trusts which are primarily non-guaranteed.

The balance of our money trusts increased 38.4% between December 31, 2012 and December 31, 2014. As of December 31, 2014, the trust assets we managed consisted principally of securities investments and loans from the trust accounts. As of December 31, 2014, on an SKAS basis, our trust accounts had invested in securities in the aggregate amount of ￦15,906 billion, of which ￦13,972 billion was debt securities and derivative-linked securities. Securities investments consist of government-related debt securities, corporate debt securities, including bonds and commercial paper, equity securities, derivative-linked securities and other securities. Loans made by our trust account operations are similar in type to the loans made by our bank account operations. As of December 31, 2014, on an SKAS basis, our trust accounts had made loans in the principal amount of ￦152 billion (excluding loans from the trust accounts to our banking accounts of ￦948 billion), which accounted for 0.52% of our money trust assets. Loans by our money trusts are subject to the same credit approval process as loans from our banking accounts. As of December 31, 2014, substantially all loans from our money trust accounts were collateralized or guaranteed.

Our money trust accounts also invest, to a lesser extent, in equity securities, including beneficiary certificates issued by financial investment companies with a collective investment license. On an SKAS basis, as of December 31, 2014, equity securities in our money trust accounts amounted to ￦1,934 billion, which accounted for 6.6% of our total money trust assets. Of this amount, ￦1,883 billion was from specified money trusts and ￦51 billion was from unspecified money trusts.

We continue to offer pension-type money trusts that provide a guarantee of the principal amount of the investment. On an SKAS basis, as of December 31, 2014, the balance of the money trusts for which we guaranteed the principal was ￦3,187 billion.

If the income from a money trust for which we provide a guarantee is less than the amount of the payments we have guaranteed, we will need to pay the amount of the shortfall with funds from special reserves maintained with respect to trust accounts followed by basic fees from that money trust and funds from our general banking operations. In 2012, 2013 and 2014, we made no payment from our banking accounts to cover shortfalls in our guaranteed trusts. On an SKAS basis, we derived trust fees with regard to trust account management services (including those fees related to property trust management services) of ￦136 billion in 2012, ￦131 billion in 2013 and ￦198 billion in 2014.

Property Trust Management Services

We also offer property trust management services, where we manage non-cash assets in return for a fee. Non-cash assets include mostly securities, but can also include other liquid receivables and real estate. Under these arrangements, we render custodial services for the property in question and collect fee income in return.

In 2014, our property trust fees ranged from 0.001% to 0.3% of total assets under management depending on the type of trust accounts. On an SKAS basis, as of December 31, 2014, the aggregate balance of our property trusts increased to ￦1,879 billion, compared to ￦1,377 billion as of December 31, 2013 and ￦1,171 billion as of December 2012.

Under IFRS, the property trusts are not consolidated within our financial statements.

Investment Trust Management

Through KB Asset Management, we offer investment trust products to customers and manage the funds invested by them in investment trusts. As of December 31, 2014, KB Asset Management had ￦27,780 billion of assets under management.

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

In February 2013, the Ministry of Land, Infrastructure and Transport (formerly the Ministry of Land, Transport and Maritime Affairs) designated us as one of the managers of the National Housing Fund. During the five years preceding such designation, we chose not to participate in the bidding process to become a designated manager of the National Housing Fund and only managed pre-existing Fund accounts. In return for managing such pre-existing Fund accounts, we received quarterly fund management fees, calculated based on activity levels for the relevant quarter. In 2014, we received total fees of ￦23 billion for managing the National Housing Fund, compared to ￦28 billion in each of 2013 and 2012.

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

Currently, our bancassurance business has alliances with 17 life insurance companies (including our subsidiary, KB Life Insurance) and nine non-life insurance companies and offers 66 different products through our branch network. These products are composed of 43 types of life insurance policies such as annuities, savings insurance and variable life insurance, and 23 types of non-life insurance products. In 2014, our commission income from our bancassurance business amounted to ￦97 billion.

Insurance

Through KB Life Insurance Co., Ltd., we offer a variety of individual and group life insurance products, including annuities, savings insurance, variable life insurance, whole life insurance and term life insurance as well as health insurance. KB Life Insurance utilizes its multi-channel distribution platform to market these products, which includes sales through agents, financial consultants, telemarketers and bancassurance arrangements with commercial banks and other financial institutions.

In June 2014, we entered into a share purchase agreement, which was amended in March 2015, to acquire a 19.47% stake in LIG Insurance Co., Ltd., a publicly listed Korean property and casualty insurance company, and will be required under applicable Korean law to increase our shareholding in LIG Insurance to at least 30% within one year from the date of such acquisition. LIG Insurance provides non-life insurance products, including automobile insurance, property insurance, marine insurance, fire insurance, accident insurance and casualty insurance, as well as long-term care insurance. We expect to achieve synergies between KB Life Insurance and LIG Insurance through cross-selling our life and non-life insurance products and expanding our customer base.

Consumer Finance

We provide consumer finance services through KB Capital Co., Ltd. We acquired 52.02% of the outstanding shares of KB Capital (formerly known as Woori Financial Co., Ltd.) in March 2014. KB Capital provides leasing services and installment finance services for various products, including automobiles, heavy machineries and medical equipment, as well as microlending services. We expect KB Capital to continue to expand our customer base by providing a variety of non-banking financial services to retail customers, as well as synergies through coordinated business operations with our other subsidiaries, including Kookmin Bank.

Distribution Channels

Banking Branch Network

As of December 31, 2014, Kookmin Bank operated a network of 1,161 branches and sub-branches in Korea, which was one of the largest branch networks among Korean commercial banks. An extensive branch network is important to attracting and maintaining retail customers, who use branches extensively and value convenience. We believe that our extensive branch network in Korea and retail customer base provide us with a source of stable and relatively low cost funding. Approximately 37.0% of our branches and sub-branches are located in Seoul, and approximately 23.4% of our branches are located in the six next largest cities. The following table presents the geographical distribution of our branch network in Korea as of December 31, 2014:

Area	Number of Branches	Percentage
Seoul	429	37.0%
Six largest cities (other than Seoul)	272	23.4
Other	460	39.6

Total	1,161	100.0%

In addition, we have continued to implement the specialization of our branch functions. Of our branch network as of December 31, 2014, we had eight branches that primarily handled large corporate banking.

In order to support our branch network, we have established an extensive network of ATMs, which are located in branches and in unmanned outlets known as “autobanks.” As of December 31, 2014, we had 9,265 ATMs.

We have actively promoted the use of these distribution outlets in order to provide convenient service to customers, as well as to maximize the marketing and sales functions at the branch level, reduce employee costs and improve profitability. The aggregate number of transactions conducted using our ATMs amounted to approximately 640 million in 2012, 606 million in 2013 and 573 million in 2014.

Other Distribution Channels

The following table sets forth information, for the periods indicated, on the number of users and transactions of the other distribution channels for our retail and corporate banking customers, which are discussed below:

	For the Year Ended December 31,
	2012	2013	2014
Internet banking:
Number of users (1)	14,049,444	15,634,113	16,767,588
Number of transactions (thousands) (2)	4,117,653	5,024,132	4,569,185
Phone banking:
Number of users (3)	4,766,251	4,870,204	4,914,616
Number of transactions (thousands) (2)	213,941	183,434	165,130
Smartphone banking:
Number of users (4)	5,460,955	8,002,176	9,484,234
Number of transactions (thousands) (2)	3,377,862	6,554,649	7,504,638

(1)	Number of users is defined as the total cumulative number of retail and corporate customers who have registered through our branch offices to use our Internet banking services.
(2)	Number of transactions includes balance and transaction inquiries, fund transfers and other transactions.
(3)	Number of users is defined as the total cumulative number of retail and corporate customers who have registered through our branch offices to use our phone banking services.
(4)	Number of users is defined as the total cumulative number of retail customers who have registered through our branch offices, or the customers’ smartphones, to use our smartphone banking services.

Internet Banking

Our goal is to consolidate our position as a market leader in on-line banking. Our Internet banking services currently include:

•	basic banking services, including fund transfers, balance and transaction inquiries, pre-set automatic transfers, product inquiries, on-line bill payments and foreign exchange services;

•	investment services, including opening deposit accounts and investing in funds;

•	processing of loan applications;

•	electronic certification services, which permit our Internet banking service users to authenticate transactions on a confidential basis through digital signatures; and

•	wealth management and advisory services, including financial planning and real estate information services.

Phone Banking

We offer a variety of phone banking services, including inter-account fund transfers, balance and transaction inquiries, customer service inquiries and bill payments. We also have call centers, which we primarily use to:

•	advise clients with respect to deposits, loans and credit cards and to provide our customers a way to report any emergencies with respect to their accounts;

•	allow our customers to conduct transactions with respect to their accounts, such as balance and transfer inquiries, transfers or payments and opening accounts; and

•	conduct telemarketing to our customers or potential customers to advertise products or services.

Smartphone Banking

“KB Star Banking,” our mobile banking application for smartphones, allows our customers the flexibility to conduct a variety of financial transactions, including balance and transaction inquiries, fund transfers and asset management, anywhere at any time. Our smartphone banking services currently include:

•	basic banking services, including fund transfers, balance and transaction inquiries, bill payments and foreign exchange services;

•	investment services, including investing in savings deposits that are designed specifically for and offered to smartphone banking customers; and

•	processing of loan applications and bancassurance services.

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

In addition, the Korean financial industry is undergoing significant consolidation. The number of nationwide commercial banks in Korea has decreased from 16 as of December 31, 1997, to seven banks and five financial holding companies as of December 31, 2014. Furthermore, a number of significant mergers and acquisitions in the industry have taken place in Korea over the past decade, including the acquisition of Koram Bank by an affiliate of Citibank in 2004, Standard Chartered Bank’s acquisition of Korea First Bank in April 2005, Chohung Bank’s merger with Shinhan Bank in April 2006, Hana Financial Group’s acquisition of a controlling interest in Korea Exchange Bank in February 2012 and the proposed merger of Hana Bank into Korea Exchange Bank in the second half of 2015. Moreover, as part of the Korean government’s plans to privatize Woori Finance Holdings Co., Ltd. (the financial holding company of Woori Bank), certain subsidiaries of Woori Finance Holdings Co., Ltd. were sold to other financial institutions and Woori Finance Holdings Co., Ltd. itself was merged into Woori Bank in 2014. We expect that consolidation in the financial industry will continue. The financial institutions resulting from such consolidation may, by virtue of their increased size and business scope, provide significantly greater competition for us. We intend to review potential acquisition opportunities as they arise. We cannot guarantee that we will not be involved in any future mergers or acquisitions.

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

In 2014, we spent approximately ￦478 billion for our IT systems, including expenses related to the construction of new IT systems, implementation of hardware and software technologies and other new systems. As of December 31, 2014, we employed a total of 973 full-time employees in our IT operations.

Assets and Liabilities

The tables below set out selected financial highlights regarding our banking operations and individual assets and liabilities. Except as otherwise indicated, amounts as of and for the years ended December 31, 2010, 2011, 2012, 2013 and 2014 are presented on a consolidated basis under IFRS.

Loan Portfolio

As of December 31, 2014, our total loan portfolio was ￦233,902 billion compared to ￦221,862 billion as of December 31, 2013 and ￦216,914 billion as of December 31, 2012. As of December 31, 2014, 94.8% of our total loans were Won-denominated loans compared to 94.6% as of December 31, 2013 and 94.4% as of December 31, 2012.

Loan Types

The following table presents loans by type as of the dates indicated. Except where we specify otherwise, all loan amounts stated below are before deduction of allowances for loan losses. Total loans reflect our loan portfolio, including past due amounts.

	As of December 31,
	2010		2011		2012		2013		2014
	(in billions of Won)
Domestic:
Corporate
Small- and medium-sized enterprise	￦	65,132	￦	68,730	￦	70,471	￦	71,045	￦	71,960
Large corporate (1)		23,143		28,509		29,212		29,489		28,918
Retail
Mortgage and home equity		71,715		75,580		74,463		77,969		86,994
Other consumer		27,281		28,275		28,969		29,675		32,255
Credit cards		12,413		12,421		11,874		11,784		11,632

Total domestic		199,684		213,515		214,989		219,962		231,759
Foreign		1,693		2,040		1,925		1,900		2,143

Total gross loans	￦	201,377	￦	215,555	￦	216,914	￦	221,862	￦	233,902

(1)

Large corporate loans include ￦53 billion, ￦35 billion, ￦33 billion, ￦132 billion and ￦191 billion of loans to the Korean government and government related agencies (including the Korea Deposit Insurance Corporation) as of December 31, 2010, 2011, 2012, 2013 and 2014, respectively.

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

20 Largest Exposures by Borrower

As of December 31, 2014, our 20 largest exposures totaled ￦11,309 billion and accounted for 3.9% of our total exposures. The following table sets forth, as of December 31, 2014, our total exposures to these top 20 borrowers or issuers:

	Loans								Guarantees and Acceptances				Amounts Classified as Impaired Loans
Company (1)	Won Currency		Foreign Currency		Equity Securities		Debt Securities				Total Exposures
	(in billions of Won)
Daewoo Shipbuilding & Marine Engineering Co., Ltd.	￦	22	￦	180	￦	—	￦	—	￦	963	￦	1,165	￦	—
Mizuho Bank, Ltd.		—		984		—		—		—		984		—
POSCO		—		77		489		205		—		771		—
Samsung Heavy Industries Co., Ltd.		—		—		—		10		715		725		—
Korea Securities Finance Corp.		—		500		154		30		—		684		—
Hyundai Capital Services Inc.		330		—		—		294		—		624		—
Hyundai Steel Company		224		239		—		24		136		623		—
National Agricultural Cooperative Federation		—		—		—		616		—		616		—
Hyundai Heavy Industries Co., Ltd.		—		267		3		—		331		601		—
Daewoo International Corporation		—		255		1		35		215		506		—
Woori Bank		—		133		3		338		—		474		—
Shinhan Bank		—		102		—		353		—		455		—
SK C&C Co., Ltd.		—		—		438		—		—		438		—
Seoul Metropolitan Rapid Transit Corp.		—		—		—		430		—		430		—
NongHyup Bank		30		37		—		337		—		404		—
LG Electronics Inc.		390		—		3		6		—		399		—
SK Energy Co., Ltd.		—		111		—		91		178		380		—
Hyundai Securities Co., Ltd.		—		100		257		—		—		357		—
Bank of China Limited		—		341		—		—		—		341		—
Korean Airlines Co., Ltd.		1		75		—		12		244		332		—

Total	￦	997	￦	3,401	￦	1,348	￦	2,781	￦	2,782	￦	11,309	￦	—

(1)

Excludes exposures to government-owned or -controlled enterprises or financial institutions, including Bank of Korea, Korea Housing Finance Corporation, Korea Land & Housing Corporation, Korea Deposit Insurance Corporation and Korea Development Bank.

As of December 31, 2014, 12 of these top 20 borrowers or issuers were companies belonging to the 42 largest chaebols in Korea designated as such by the Financial Supervisory Service based on their outstanding exposures.

Exposure to Chaebols

As of December 31, 2014, 7.5% of our total exposure was to the 42 largest chaebols in Korea designated as such by the Financial Supervisory Service based on their outstanding exposures. The following table shows, as of December 31, 2014, our total exposures to the ten chaebol groups to which we have the largest exposure:

	Loans				Equity Securities		Debt Securities		Guarantees and Acceptances		Total Exposures		Amounts Classified as Impaired Loans
Chaebol	Won Currency		Foreign Currency
	(in billions of Won)
Hyundai Motor (1)	￦	887	￦	521	￦	11	￦	766	￦	801	￦	2,986	￦	—
Samsung (2)		307		645		119		581		1,157		2,809		—
SK (3)		237		654		449		417		498		2,255		—
POSCO (4)		173		331		525		261		236		1,526		—
Daewoo Shipbuilding & Marine Engineering (5)		45		178		—		—		964		1,187		—
Hyundai Heavy Industries (6)		43		322		47		—		768		1,180		—
LG (7)		631		117		11		163		28		950		—
Hanwha (8)		595		40		144		6		111		896		—
GS (9)		89		128		2		288		327		834		—
Lotte (10)		255		48		25		399		84		811		—

Total	￦	3,262	￦	2,984	￦	1,333	￦	2,881	￦	4,974	￦	15,434	￦	—

(1)	Includes principally Hyundai Capital Services Inc., Hyundai Steel Company and Hyundai Engineering & Construction Co., Ltd.
(2)	Includes principally Samsung Heavy Industries Co., Ltd., Samsung Card and Samsung C&T Corporation.
(3)	Includes principally SK C&C Co., Ltd., SK Energy Co., Ltd. and SK Networks Co., Ltd.
(4)	Includes principally POSCO, Daewoo International Corporation and POSCO Energy Co., Ltd.
(5)	Includes principally Daewoo Shipbuilding & Marine Engineering Co., Ltd., Shinhan Machinery Co., Ltd. and DSME Construction Co., Ltd.
(6)	Includes principally Hyundai Heavy Industries Co., Ltd., Hyundai Mipo Dockyard Co., Ltd. and Hyundai Samho Heavy Industries Co., Ltd.
(7)	Includes principally LG Electronics Inc., LG Chem, Ltd. and LG Uplus Corp.
(8)	Includes principally Hanwha Engineering & Construction Corp., Hanwha Corporation and Hanwha Advanced Materials Corporation.
(9)	Includes principally GS Engineering & Construction Corporation, GS Caltex Corporation, and GS Holdings Corp.
(10)	Includes principally Lotte Engineering & Construction Co., Ltd., Lotte Card Co., Ltd. and Lotte Capital Co., Ltd.

Loan Concentration by Industry

The following table presents the aggregate balance of our domestic and foreign corporate loans, by industry concentration, as of December 31, 2012, 2013 and 2014:

	As of December 31,
	2012			2013			2014
Industry	Amount		%	Amount		%	Amount		%
	(in billions of Won, except percentages)
Services	￦	38,650	38.1%	￦	38,375	37.5%	￦	39,385	38.2%
Manufacturing		31,320	30.8		31,161	30.5		32,694	31.7
Wholesale and retail		15,124	14.9		13,874	13.6		13,287	12.9
Financial institutions		7,291	7.2		10,524	10.3		9,117	8.9
Construction		4,689	4.6		4,428	4.3		3,862	3.8
Public sector		520	0.5		655	0.6		755	0.7
Others		3,941	3.9		3,318	3.2		3,871	3.8

Total	￦	101,535	100.0%	￦	102,335	100.0%	￦	102,971	100.0%

Maturity Analysis

We typically roll over our working capital loans and unsecured consumer loans (other than those payable in installments) after we conduct our normal loan review in accordance with our loan review procedures. Working capital loans may generally be extended on an annual basis for an aggregate term of five years and unsecured consumer loans may generally be extended for another term of up to 12 months for an aggregate term of 10 years.

The following table sets out the scheduled maturities (time remaining until maturity) of our loan portfolio as of December 31, 2014. The amounts disclosed are before deduction of allowances for loan losses:

	1 Year or Less		Over 1 Year But Not More Than 5 Years		Over 5 Years		Total
	(in billions of Won)
Domestic:
Corporate
Small- and medium-sized enterprises	￦	52,276	￦	13,940	￦	5,744	￦	71,960
Large corporate		20,454		5,721		2,743		28,918

Total corporate		72,730		19,661		8,487		100,878
Retail
Mortgage and home equity		7,547		6,171		73,276		86,994
Other consumer		18,019		10,699		3,537		32,255

Total retail		25,566		16,870		76,813		119,249
Credit cards		10,249		1,181		202		11,632

Total domestic		108,545		37,712		85,502		231,759
Foreign:		1,789		264		90		2,143

Total gross loans	￦	110,334	￦	37,976	￦	85,592	￦	233,902

Interest Rate Sensitivity

The following table shows, as of December 31, 2014, the total amount of loans due after one year, which have fixed interest rates and variable or adjustable interest rates:

	As of December 31, 2014
	(in billions of Won)
Fixed rate(1)	￦	19,207
Variable or adjustable rates(2)		104,361

Total gross loans	￦	123,568

(1)	Fixed rate loans are loans for which the interest rate is fixed for the entire term.
(2)	Variable or adjustable rate loans are loans for which the interest rate is not fixed for the entire term.

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

A portion of our loans to and debt securities of corporate customers are currently in workout, restructuring or rehabilitation. As of December 31, 2014, ￦683 billion or 0.2% of our total loans and debt securities were in workout, restructuring or rehabilitation. This included ￦309 billion of loans to and debt securities of large corporate borrowers and ￦374 billion of loans to and debt securities of small- and medium-sized enterprises.

The following table shows, as of December 31, 2014, our ten largest exposures that were in workout, restructuring or rehabilitation:

	Loans								Guarantees and Acceptances				Amounts Classified as Impaired Loans
Company	Won Currency		Foreign Currency		Equity Securities		Debt Securities				Total Exposures
	(in billions of Won)
Orient Shipyard Co., Ltd.	￦	53	￦	2	￦	—	￦	—	￦	65	￦	120	￦	56
Kumho Industrial Co., Ltd.		58		—		26		—		13		97		58
Dongmoon Construction Co., Ltd.		65		—		—		—		—		65		65
Keangnam Enterprises, Ltd.		41		—		6		—		1		48		41
Samho International Co., Ltd.		31		—		12		5		—		48		31
Dongil Construction Co., Ltd.		42		—		—		—		—		42		42
Hongwon Paper Mfg. Co., Ltd.		9		7		—		—		1		17		15
Hyundai Cement Co., Ltd.		1		—		15		—		—		16		1
Young Gwang Stainless Co., Ltd.		1		9		—		—		3		13		9
SolarPark Korea Co., Ltd.		13		—		—		—		—		13		13

Total	￦	314	￦	18	￦	59	￦	5	￦	83	￦	479	￦	331

Provisioning Policy

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

Loan Aging Schedule

The following table shows our loan aging schedule (excluding accrued interest) as of the dates indicated:

As of December 31,	Normal Amount		%	Amount Past Due 1-3 Months		%	Amount Past Due 3-6 Months		%	Amount Past Due 6 Months or More		%	Total Amount
	(in billions of Won, except percentages)
2010	￦	199,013	98.8%	￦	752	0.4%	￦	608	0.3%	￦	1,004	0.5%	￦	201,377
2011		213,515	99.0		860	0.4		327	0.2		853	0.4		215,555
2012		214,489	98.9		819	0.4		532	0.2		1,074	0.5		216,914
2013		219,777	99.1		664	0.3		426	0.2		995	0.4		221,862
2014		232,159	99.2		675	0.3		385	0.2		683	0.3		233,902

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

Interest foregone is the interest due on non-accrual loans that has not been accrued in our books of account. For the year ended December 31, 2014, we would have recorded gross interest income of ￦275 billion compared to ￦332 billion for the year ended December 31, 2013, ￦309 billion for the year ended December 31, 2012, ￦336 billion for the year ended December 31, 2011 and ￦328 billion for the year ended December 31, 2010 on loans accounted for on a non-accrual basis throughout the year, or since origination for loans held for part of the year, had we not foregone interest on those loans. The amount of interest income on those loans that was included in our profit for the years ended December 31, 2010, 2011, 2012, 2013 and 2014 was ￦194 billion, ￦192 billion, ￦187 billion, ￦206 billion and ￦175 billion, respectively.

The following table shows, as of the dates indicated, the amount of loans that were placed on a non-accrual basis and accruing loans which were past due 90 days or more. The category “accruing but past due 90 days” includes loans which are still accruing interest but on which principal or interest payments are contractually past due 90 days or more.

	As of December 31,
	2010		2011		2012		2013		2014
	(in billions of Won)
Loans accounted for on a non-accrual basis
Corporate	￦	2,466	￦	2,021	￦	1,851	￦	2,220	￦	1,673
Consumer		1,012		1,200		1,290		1,253		1,022

Sub-total		3,478		3,221		3,141		3,473		2,695

Accruing loans which are contractually past due 90 days or more as to principal or interest
Corporate		5		4		84		98		39
Consumer		28		45		97		116		72

Sub-total		33		49		181		214		111

Total	￦	3,511	￦	3,270	￦	3,322	￦	3,687	￦	2,806

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

	As of December 31,
	2010		2011		2012		2013		2014
	(in billions of Won)
Loans classified as “troubled debt restructurings”	￦	573	￦	412	￦	465	￦	269	￦	256

For 2014, interest income that would have been recorded under the original contract terms of restructured loans amounted to ￦30 billion, out of which ￦16 billion was reflected as interest income during 2014.

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

As of December 31, 2014, we had ￦2,490 billion of potential problem loans.

Other Problematic Interest Earning Assets

We have certain other interest earning assets received in connection with troubled debt restructurings that, if they were loans, would be required to be disclosed as part of the non-accrual, past due or restructuring or potential problem loan disclosures provided above. As of December 31, 2010, 2011, 2012, 2013 and 2014, we did not have any debt securities received in connection with troubled debt restructurings on which interest was past due.

Non-Performing Loans

Non-performing loans are defined as loans that are past due by 90 days or more. These loans are generally classified as “substandard” or below. For further information on the classification of non-performing loans under Korean regulatory requirements, see “—Regulatory Reserve for Credit Losses” below.

The following table shows, as of the dates indicated, certain details of our total non-performing loan portfolio:

	As of December 31,
	2010		2011		2012		2013		2014
	(in billions of Won, except percentages)
Total non-performing loans	￦	1,612	￦	1,180	￦	1,606	￦	1,421	￦	1,068
As a percentage of total loans		0.8%		0.5%		0.7%		0.6%		0.5%

Analysis of Non-Performing Loans

The following table sets forth, as of the dates indicated, our total non-performing loans by type of borrower:

	As of December 31,
	2010			2011			2012			2013			2014
	Amount		%	Amount		%	Amount		%	Amount		%	Amount		%
	(in billions of Won, except percentages)
Domestic:
Corporate
Small- and medium sized enterprise	￦	686	42.5%	￦	373	31.6%	￦	680	42.4%	￦	568	40.0%	￦	373	34.9%
Large corporate		241	15.0		84	7.1		97	6.0		158	11.1		137	12.8

Total corporate		927	57.5		457	38.7		777	48.4		726	51.1		510	47.7
Retail
Mortgage and home equity		478	29.7		510	43.2		625	38.9		394	27.7		209	19.6
Other consumer		163	10.1		132	11.2		137	8.5		152	10.7		186	17.4

Total retail		641	39.8		642	54.4		762	47.4		546	38.4		395	37.0
Credit cards		39	2.4		62	5.3		47	2.9		107	7.5		99	9.3

Total domestic		1,607	99.7		1,161	98.4		1,586	98.7		1,379	97.0		1,004	94.0
Foreign:		5	0.3		19	1.6		20	1.3		42	3.0		64	6.0

Total non-performing loans	￦	1,612	100.0%	￦	1,180	100.0%	￦	1,606	100.0%	￦	1,421	100.0%	￦	1,068	100.0%

Top 20 Non-Performing Loans

As of December 31, 2014, our 20 largest non-performing loans accounted for 28.5% of our total non-performing loan portfolio. The following table shows, as of December 31, 2014, certain information regarding our 20 largest non-performing loans:

	Industry	Gross Principal Outstanding		Allowances for Loan Losses(1)
	(in billions of Won)
Borrower A	Services	￦	63	￦	7
Borrower B	Construction		37		23
Borrower C	Services		25		2
Borrower D	Services		24		8
Borrower E	Manufacturing		22		2
Borrower F	Manufacturing		18		—
Borrower G	Construction		17		4
Borrower H	Financial institutions		15		15
Borrower I	Manufacturing		10		1
Borrower J	Manufacturing		9		9
Borrower K	Others		9		—
Borrower L	Financial institutions		9		9
Borrower M	Others		8		—
Borrower N	Services		8		1
Borrower O	Others		7		1
Borrower P	Construction		7		—
Borrower Q	Construction		4		4
Borrower R	Manufacturing		4		4
Borrower S	Construction		4		—
Borrower T	Wholesale and retail		4		—

Total		￦	304	￦	90

(1)	If the estimated recovery value of collateral for a non-performing loan is sufficient compared to the outstanding loan balance, we record no allowances for loan losses for such non-performing loan.

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

Once the details of a non-performing loan are identified, we pursue early solutions for recovery. While the overall process is the responsibility of Kookmin Bank’s Credit Division, actual recovery efforts on non-performing loans are handled at the operating branch level.

In addition, we use the services of our wholly-owned loan collection subsidiary, KB Credit Information Co., Ltd., which receives payments from recoveries made on charged-off loans and certain loans that are overdue for over three months (28 days on average in the case of credit card loans). KB Credit Information has over 140 employees, including legal experts and management employees. The fees that it receives are based on the amounts of non-performing and charged off loans that are recovered. In 2012, 2013 and 2014, the amount recovered was ￦589 billion, ￦473 billion and ￦443 billion, respectively.

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

In addition to making efforts to collect on these non-performing loans, we also undertake measures to reduce the level of our non-performing loans, which include:

•	selling our non-performing loans to third parties, including the Korea Asset Management Corporation; and

•	entering into asset securitization transactions with respect to our non-performing loans.

We generally expect to suffer a partial loss on loans that we sell or securitize, to the extent such sales and securitizations are recognized under IFRS as sale transactions.

Pursuant to a memorandum of understanding among the Financial Supervisory Service and seven banks, including Kookmin Bank, a private equity fund was established in June 2011 to acquire approximately ￦1.2 trillion of non-performing bank loans to construction companies in workout, restructuring or rehabilitation. The general partner of the fund is United Asset Management Corp. and the limited partners consist of the seven banks and other investors. The fund purchases non-performing bank loans at market price and the funds required to purchase such loans are contributed or lent by the same banks that sell such loans to the fund. In June 2011, we agreed to make a capital commitment of ￦148 billion and provide a ￦109 billion revolving loan facility to the fund. From June to December 2011, we contributed the entire amount of our capital commitment to the fund in connection with its purchase of ￦148 billion of non-performing loans from us. In September 2012, we agreed to increase our capital commitment to ￦241 billion. From September to December 2012, we contributed ￦44 billion to the fund. Our revolving loan facility to the fund was decreased to ￦55 billion in 2013 and terminated in 2014. We have made no additional capital commitments to the fund in 2013 or 2014.

Allocation and Analysis of Allowances for Loan Losses

The following table presents, as of the dates indicated, the allocation of our allowances for loan losses by loan type. The ratio represents the percentage of allowances for loan losses in each category to total allowances for loan losses.

	As of December 31,
	2010			2011			2012			2013			2014
	Amount		%	Amount		%	Amount		%	Amount		%	Amount		%
	(in billions of Won, except percentages)
Domestic:
Corporate
Small- and medium sized enterprise	￦	2,028	54.0%	￦	1,533	44.4%	￦	1,234	37.7%	￦	1,023	35.8%	￦	819	33.4%
Large corporate		863	23.0		910	26.4		999	30.6		785	27.4		656	26.8

Total corporate		2,891	77.0		2,443	70.8		2,233	68.3		1,808	63.2		1,475	60.2%

Retail
Mortgage and home equity		88	2.3		111	3.2		123	3.8		93	3.3		48	2.0
Other consumer		432	11.5		524	15.2		565	17.2		486	17.0		488	19.9

Total retail		520	13.8		635	18.4		688	21.0		579	20.3		536	21.9
Credit cards		328	8.7		350	10.2		329	10.1		410	14.3		390	15.9

Total domestic		3,739	99.5		3,428	99.4		3,250	99.4		2,797	97.8		2,401	97.9
Foreign (1):		17	0.5		20	0.6		19	0.6		64	2.2		51	2.1

Total allowances for loan losses	￦	3,756	100.0%	￦	3,448	100.0%	￦	3,269	100.0%	￦	2,861	100.0%	￦	2,452	100.0%

(1)	Consists primarily of loans to corporations.

The following table analyzes our allowances for loan losses and loan loss experience for each of the years indicated:

	Year Ended December 31,
	2010		2011		2012		2013		2014
	(in billions of Won, except percentages)
Balance at the beginning of the period	￦	3,269	￦	3,756	￦	3,448	￦	3,269	￦	2,861
Amounts charged against income		2,464		1,645		1,653		1,427		1,211
Sale		(193)		(240)		(105)		(84)		(72)
Gross charge-offs:
Domestic:
Corporate
Small- and medium-sized enterprise		1,541		1,274		943		691		746
Large corporate		55		204		260		454		326
Retail
Mortgage and home equity		37		20		62		134		149
Other consumer		237		267		391		447		425
Credit cards		389		413		541		404		427
Foreign:		20		3		—		2		18

Total gross charge-offs		(2,279)		(2,181)		(2,197)		(2,132)		(2,091)

Recoveries:
Domestic:
Corporate
Small-and medium-sized enterprise		133		162		149		145		259
Large corporate		1		6		9		—		—
Retail
Mortgage and home equity		14		13		7		22		31
Other consumer		114		104		97		105		109
Credit cards		246		204		185		141		131
Foreign:		4		1		3		2		1

Total recoveries		512		490		450		415		531

Net charge-offs		(1,767)		(1,691)		(1,747)		(1,717)		(1,560)
Other charges (1)		(17)		(22)		20		(34)		12

Balance at the end of the period	￦	3,756	￦	3,448	￦	3,269	￦	2,861	￦	2,452

Ratio of net charge-offs during the period to average loans outstanding during the period		0.9%		0.8%		0.8%		0.8%		0.7%

(1)	The amount for 2014 reflects an increase in allowances for loan losses of ￦83 billion attributable to the addition of KB Capital Co., Ltd. as a consolidated subsidiary in March 2014.

Regulatory Reserve for Credit Losses

If our allowances for credit losses are deemed insufficient for regulatory purposes, we are required to compensate for the difference by recording a regulatory reserve for credit losses, which is segregated within our retained earnings. Regulatory reserve for credit losses are not available for distribution to shareholders as dividends. The level of regulatory reserve for credit losses required to be recorded is equal to the amount by which our allowances for credit losses under IFRS are less than the greater of (x) the amount of expected loss calculated using the internal ratings-based approach under Basel III and as approved by the Financial Supervisory Service and (y) the required amount of credit loss reserve calculated based on standards prescribed by the Financial Services Commission. As of December 31, 2014, our regulatory reserve for credit losses was ￦2,456 billion.

The following tables set forth the Financial Services Commission’s guidelines for the classification of loans and the minimum percentages of the outstanding principal amount of the relevant loans or balances that the credit loss reserve must cover:

Loan Classification	Loan Characteristics
Normal	Loans extended to customers that, based on our consideration of their business, financial position and future cash flows, do not raise concerns regarding their ability to repay the loans.

Precautionary	Loans extended to customers that (i) based on our consideration of their business, financial position and future cash flows, show potential risks with respect to their ability to repay the loans, although showing no immediate default risk or (ii) are in arrears for one month or more but less than three months.

Substandard

(i) Loans extended to customers that, based on our consideration of their business, financial position and future cash flows, are judged to have incurred considerable default risks as their ability to repay has deteriorated; or

(ii) the portion that we expect to collect of total loans (a) extended to customers that have been in arrears for three months or more, (b) extended to customers that have incurred serious default risks due to the occurrence of, among other things, final refusal to pay their debt instruments, entry into liquidation or bankruptcy proceedings or closure of their businesses, or (c) extended to customers who have outstanding loans that are classified as “doubtful” or “estimated loss.”

Doubtful

Loans exceeding the amount that we expect to collect of total loans to customers that:

(i) based on our consideration of their business, financial position and future cash flows, have incurred serious default risks due to noticeable deterioration in their ability to repay; or

(ii) have been in arrears for three months or more but less than twelve months.

Estimated loss

Loans exceeding the amount that we expect to collect of total loans to customers that:

(i) based on our consideration of their business, financial position and future cash flows, are judged to be accounted as a loss because the inability to repay became certain due to serious deterioration in their ability to repay;

(ii) have been in arrears for twelve months or more; or

(iii) have incurred serious risks of default in repayment due to the occurrence of, among other things, final refusal to pay their debt instruments, liquidation or bankruptcy proceedings or closure of their business.

Loan Classifications	Corporate (1)	Consumer	Credit Card Balances (2)	Credit Card Loans (3)
Normal	0.85% or above	1% or above	1.1% or above	2.5% or above
Precautionary	7% or above	10% or above	40% or above	50% or above
Substandard	20% or above	20% or above	60% or above	65% or above
Doubtful	50% or above	55% or above	75% or above	75% or above
Estimated loss	100%	100%	100%	100%

(1)	Subject to certain exceptions pursuant to the Banking Industry Supervision Regulations of Korea.
(2)	Applicable for credit card balances from general purchases.
(3)	Applicable for cash advances, card loans and revolving credit card assets.

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

Over 4,000 Korean financial institutions and private lenders, including our subsidiaries, Kookmin Bank, KB Savings Bank and KB Kookmin Card, have signed a memorandum of understanding with the National Happiness Fund to sell eligible loans to the fund. The price and volume of such loans to be sold are subject to further negotiations between the National Happiness Fund and such financial institutions and lenders. The National Happiness Fund accepted applications from individual borrowers to participate in such relief programs until October 2013 and until January 2014 for individual borrowers of student loans from the Korea Student Aid Foundation.

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

Our investments in securities are also subject to a number of guidelines, including limitations prescribed under the Financial Holding Company Act and the Bank Act. Under these regulations, a bank holding company may not own (i) more than 5% of the total issued and outstanding shares of another finance-related company, (ii) any shares of its affiliates, other than its direct or indirect subsidiaries or (iii) any shares of a non-finance-related company. In addition, Kookmin Bank must limit its investments in equity securities and bonds with a maturity in excess of three years (other than monetary stabilization bonds issued by the Bank of Korea and national government bonds) to 100.0% of its total Tier I and Tier II capital amount (less any capital deductions). Generally, Kookmin Bank is also prohibited from acquiring more than 15.0% of the shares with voting rights issued by any other corporation subject to certain exceptions. Pursuant to the Bank Act, a bank and its trust accounts are prohibited from acquiring the shares of a major shareholder (for the definition of “major shareholder,” see “—Supervision and Regulation—Principal Regulations Applicable to Banks—Financial Exposure to Any Individual Customer and Major Shareholders”) of that bank in excess of an amount equal to 1% of the sum of the bank’s Tier I and Tier II capital (less any capital deductions). Further information on the regulatory environment governing our investment activities is set out in “—Supervision and Regulation—Principal Regulations Applicable to Financial Holding Companies—Liquidity,” “—Supervision and Regulation—Principal Regulations Applicable to Financial Holding Companies—Restrictions on Shareholdings in Other Companies,” “—Supervision and Regulation—Principal Regulations Applicable to Banks—Liquidity” and “—Supervision and Regulation—Principal Regulations Applicable to Banks—Restrictions on Shareholdings in Other Companies.”

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

Carrying Amount and Market Value

The following table sets out the carrying amount and market value of securities in our securities portfolio as of the dates indicated:

	As of December 31,
	2012				2013				2014
	Carrying Amount		Market Value		Carrying Amount		Market Value		Carrying Amount		Market Value
	(in billions of Won)
Available-for-sale financial assets:
Equity securities	￦	2,474	￦	2,474	￦	2,899	￦	2,899	￦	3,032	￦	3,032
Debt securities
Korean treasury securities and government agency securities		6,256		6,256		6,926		6,926		4,702		4,702
Debt securities issued by financial institutions		7,476		7,476		5,782		5,782		6,981		6,981
Corporate debt securities		6,606		6,606		4,998		4,998		6,120		6,120
Asset-backed securities		1,399		1,399		1,208		1,208		1,211		1,211
Others		—		—		19		19		346		346

Total available-for-sale		24,211		24,211		21,832		21,832		22,392		22,392

Held-to-maturity financial assets:
Debt securities
Korean treasury securities and government agency securities		4,449		4,720		4,357		4,537		3,557		3,772
Debt securities issued by financial institutions		1,316		1,338		893		902		1,262		1,280
Corporate debt securities		6,213		6,498		7,400		7,580		7,278		7,525
Asset-backed securities		278		281		367		368		472		474

Total held-to-maturity		12,256		12,837		13,017		13,387		12,569		13,051

Financial assets at fair value through profit or loss:
Financial assets held for trading
Equity securities		876		876		1,101		1,101		358		358
Debt securities
Korean treasury securities and government agency securities		2,376		2,376		2,085		2,085		3,067		3,067
Debt securities issued by financial institutions		4,018		4,018		3,266		3,266		4,049		4,049
Corporate debt securities		1,679		1,679		1,760		1,760		1,827		1,827
Asset-backed securities		105		105		510		510		319		319
Others		114		114		205		205		451		451
Others		40		40		40		40		51		51

Sub-total		9,208		9,208		8,967		8,967		10,122		10,122

Financial assets designated at fair value through profit or loss
Equity securities		159		159		116		116		134		134
Debt securities		—		—		—		—		—		—
Derivative-linked securities		193		193		246		246		502		502

Sub-total		352		352		362		362		636		636

Total financial assets at fair value through profit or loss		9,560		9,560		9,329		9,329		10,758		10,758

Total securities	￦	46,027	￦	46,608	￦	44,178	￦	44,548	￦	45,719	￦	46,201

Maturity Analysis

The following table categorizes our debt securities by maturity and weighted average yield as of December 31, 2014:

	Within 1 Year		Weighted Average Yield (1)	Over 1 But within 5 Years		Weighted Average Yield (1)	Over 5 But within 10 Years		Weighted Average Yield (1)	Over 10 Years		Weighted Average Yield (1)	Total		Weighted Average Yield (1)
	(in billions of Won, except percentages)
Available-for-sale financial assets:
Korean treasury securities and government agencies	￦	1,076	3.48%	￦	3,502	3.26%	￦	114	2.57%	￦	10	4.30%	￦	4,702	3.29%
Debt securities issued by financial institutions		3,584	2.44		3,326	2.99		71	3.28		—	—		6,981	2.71
Corporate debt securities		1,523	3.83		4,444	3.33		140	4.45		13	5.45		6,120	3.48
Asset-backed securities		321	2.76		466	2.68		—	—		424	3.21		1,211	2.89
Others		153	3.18		—	—		62	4.54		131	4.25		346	3.83

Total	￦	6,657	2.96%	￦	11,738	3.18%	￦	387	3.70%	￦	578	3.51%	￦	19,360	3.13%

Held-to-maturity financial assets:
Korean treasury securities and government agencies	￦	989	4.63%	￦	2,293	4.39%	￦	163	3.81%	￦	112	5.38%	￦	3,557	4.46%
Debt securities issued by financial institutions		636	2.54		573	3.59		53	3.67		—	—		1,262	3.06
Corporate debt securities		2,221	4.59		4,337	4.12		581	4.51		139	3.46		7,278	4.28
Asset-backed securities		270	2.85		202	2.89		—	—		—	—		472	2.87

Total	￦	4,116	4.17%	￦	7,405	4.13%	￦	797	4.31%	￦	251	4.32%	￦	12,569	4.16%

Financial assets at fair value through profit or loss:
Financial assets held for trading:
Korean treasury securities and government agency securities	￦	1,088	3.35%	￦	927	3.45%	￦	814	3.43%	￦	238	2.71%	￦	3,067	3.35%
Debt securities issued by financial institutions		1,671	2.83		2,069	2.79		269	3.48		40	3.51		4,049	2.86
Corporate debt securities		737	3.48		891	3.42		125	3.82		74	4.71		1,827	3.52
Asset-backed securities		144	3.32		165	2.94		10	3.71		—	—		319	3.14
Others		451	1.75		—	—		—	—		—	—		451	1.75

Sub-total	￦	4,091	2.98%	￦	4,052	3.08%	￦	1,218	3.48%	￦	352	3.22%	￦	9,713	3.10%

Financial assets designated at fair value through profit or loss	￦	—	—	￦	—	—	￦	—	—	￦	—	—	￦	—	—

Total	￦	4,091	2.98%	￦	4,052	3.08%	￦	1,218	3.48%	￦	352	3.22%	￦	9,713	3.10%

(1)

The weighted average yield for the portfolio represents the yield to maturity for each individual security, weighted using its carrying amount (which is the amortized cost in the case of held-to-maturity financial assets and the fair value in the case of available-for-sale financial assets and financial assets at fair value through profit or loss).

Concentrations of Risk

As of December 31, 2014, we held the following securities of individual issuers where the aggregate carrying amount of those securities exceeded 10% of our stockholders’ equity at such date. As of December 31, 2014, our stockholders’ equity was ￦27,315 billion.

	Carrying Amount		Market Value
	(in billions of Won)
Name of issuer:
Korean government	￦	10,192	￦	10,374
Bank of Korea		4,006		4,006

Total	￦	14,198	￦	14,380

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

Our primary funding strategy has been to achieve low-cost funding by increasing the average balances of low-cost retail deposits, in particular demand deposits and time deposits. We also have focused our marketing efforts on higher net worth individuals, who account for a significant portion of the assets in our retail deposit base. Customer deposits accounted for 83.1% of total funding as of December 31, 2012, 83.0% of total funding as of December 31, 2013 and 82.4% of total funding as of December 31, 2014.

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

The following table shows the average balances of our deposits and the average rates paid on our deposits for the periods indicated:

	2012			2013			2014
	Average Balance (1)		Average Rate Paid	Average Balance (1)		Average Rate Paid	Average Balance (1)		Average Rate Paid
	(in billions of Won, except percentages)
Demand deposits:
Non-interest bearing	￦	3,075	—	￦	3,252	—	￦	3,486	—
Interest bearing		56,154	0.60%		60,894	0.47%		67,612	0.42%
Time deposits		136,617	3.69		130,286	3.02		130,258	2.70
Certificates of deposit		1,735	3.86		1,780	3.03		1,689	2.72

Average total deposits	￦	197,581	2.76%	￦	196,212	2.18%	￦	203,045	1.89%

(1)	Average balances are based on daily balances for our banking, credit card and investment and securities operations and monthly or quarterly balances for our other operations.

For a description of our retail deposit products, see “—Business—Retail Banking—Lending Activities—Mortgage and Home Equity Lending” and “—Business—Retail Banking—Deposit-Taking Activities.”

Time Deposits and Certificates of Deposit

The following table presents the remaining maturities of our time deposits and certificates of deposit which had a fixed maturity in excess of ￦100 million as of December 31, 2014:

	Time Deposits		Certificates of Deposit		Total
	(in billions of Won)
Maturing within three months	￦	22,410	￦	613	￦	23,023
After three but within six months		16,775		363		17,138
After six but within 12 months		21,971		567		22,538
After 12 months		2,922		—		2,922

Total	￦	64,078	￦	1,543	￦	65,621

Long-term borrowings

The aggregate amount of contractual maturities of all long-term borrowings (comprising debentures and debt) as of December 31, 2014 was as follows:

	As of December 31, 2014
	(in billions of Won)
Due in 2015	￦	8,781
Due in 2016		10,343
Due in 2017		5,154
Due in 2018		2,080
Due in 2019		1,133
Thereafter		4,618

Gross long-term borrowings		32,109
Fair value adjustments		54
Deferred financing costs		(2)
Discount		(5)

Total long-term borrowings, net	￦	32,156

Short-term borrowings

The following table presents information regarding our short-term borrowings (borrowings with an original maturity of one year or less) for the periods indicated:

	As of and for the Year Ended December 31,
	2012		2013		2014
	(in billions of Won, except percentages)
Call money:
Year-end balance	￦	2,597	￦	2,648	￦	2,882
Average balance (1)		4,788		4,679		4,164
Maximum balance (2)		5,043		5,835		5,503
Average interest rate (3)		2.38%		2.12%		1.87%
Year-end interest rate		0.15-2.72%		0.17-5.23%		0.10-3.61%
Borrowings from the Bank of Korea: (4)
Year-end balance	￦	782	￦	558	￦	1,003
Average balance (1)		745		649		763
Maximum balance (2)		953		917		1,048
Average interest rate (3)		1.48%		1.08%		0.92%
Year-end interest rate		1.25%		0.50-1.00%		0.50-1.00%
Other short-term borrowings: (5)
Year-end balance	￦	7,382	￦	4,963	￦	9,025
Average balance (1)		9,766		6,166		7,460
Maximum balance (2)		12,340		7,064		9,164
Average interest rate (3)		2.11%		1.25%		1.41%
Year-end interest rate		0.24-5.47%		0.00-4.81%		0.00-8.62%

(1)	Average balances are based on daily balances for our banking, credit card and investment and securities operations and monthly or quarterly balances for our other operations.
(2)	Maximum balances are based on month-end balances.
(3)	Average interest rates for the year are calculated by dividing the total interest expense by the average amount borrowed.
(4)

Borrowings from the Bank of Korea generally mature within one month for borrowings in Won and six months for borrowings in foreign currencies. These short-term borrowings were secured by securities totaling ￦990 billion as of December 31, 2014.

(5)

Other short-term borrowings include securities sold under repurchase agreement, bills sold, borrowings and debentures. Other short-term borrowings have maturities of one year or less. Securities sold under repurchase agreements were secured by securities totaling ￦2,412 billion as of December 31, 2014.

Supervision and Regulation

Principal Regulations Applicable to Financial Holding Companies

General

The Financial Holding Company Act, last amended on May 28, 2014, regulates Korean financial holding companies and their subsidiaries. The entities that regulate and supervise Korean financial holding companies and their subsidiaries are the Financial Services Commission and the Financial Supervisory Service.

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

A financial holding company may engage only in controlling the management of its subsidiaries, as well as certain ancillary activities including:

•	financially supporting its direct and indirect subsidiaries;

•	raising capital necessary for investment in its subsidiaries or providing financial support to its direct and indirect subsidiaries;

•	supporting the business of its direct and indirect subsidiaries for the joint development and marketing of new products;

•	providing data processing, legal, accounting and other resources and services that have been commissioned by its direct and indirect subsidiaries so as to support their operations; and

•	any other businesses exempted from authorization, permission or approval under the applicable laws and regulations.

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

A bank holding company, which is a financial holding company controlling banks or other financial institutions conducting banking business as prescribed in the Financial Holding Company Act, is required to maintain a minimum consolidated capital adequacy ratio of 8.0%. “Consolidated capital adequacy ratio” is defined as the ratio of equity capital as a percentage of risk-weighted assets on a consolidated basis, determined in accordance with the Financial Services Commission requirements that have been formulated based on Bank of International Settlements (“BIS”) standards. “Equity capital,” as applicable to bank holding companies, is defined as the sum of common equity Tier I capital, additional Tier I capital and Tier II capital less any deductible items, each as defined under the Regulation on the Supervision of Financial Holding Companies. “Risk-weighted assets” is defined as the sum of credit risk-weighted assets and market risk-weighted assets.

Pursuant to the amended regulations promulgated by the Financial Services Commission in 2013 to implement Basel III, Korean bank holding companies were required to maintain a minimum ratio of common equity Tier I capital to risk-weighted assets of 3.5% and Tier I capital to risk-weighted assets of 4.5% from December 1, 2013, which minimum ratios were increased to 4.0% and 5.5%, respectively, from January 1, 2014 and increased further to 4.5% and 6.0%, respectively, from January 1, 2015. Such requirements are in addition to the pre-existing requirement for a minimum ratio of Tier I and Tier II capital (less any capital deductions) to risk-weighted assets of 8.0%, which remains unchanged. The amended regulations also contemplate an additional capital conservation buffer of 0.625% starting in 2016, with such buffer to increase in stages to 2.5% by 2019.

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

(3) in case of a merchant bank, the capital amount as defined in Article 342(1) of the Financial Investment Services and Capital Markets Act; and

(4) in case of a financial investment company, the capital amount as defined in Article 37(3) of the Enforcement Decree of the Financial Investment Services and Capital Markets Act;

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

Furthermore, in the case where a person (including Korean and foreign investors, but excluding certain persons prescribed under the Enforcement Decree of the Financial Holding Company Act) (i) acquires in excess of 4% of the total issued and outstanding voting shares of any bank holding company (other than a bank holding company controlling only regional banks), (ii) becomes the largest shareholder of such bank holding company in which such person has acquired in excess of 4% of the total issued and outstanding voting shares, (iii) changes its shareholding in such bank holding company, in which it has acquired in excess of 4% of the total issued and outstanding voting shares, by 1% or more of the total issued and outstanding voting shares of such bank holding company or (iv) is a private equity fund or an investment purpose company holding in excess of 4% of the total outstanding voting shares of a bank holding company and changes its members or shareholders, such person must file a report on such change with the Financial Services Commission (x) in case of (i) and (iii), within ten days after the end of the month in which such change occurred, or (y) in case of (ii) and (iv), within ten days after the end of the quarter in which such change occurred.

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

Sharing of Customer Information among Financial Holding Company and its Subsidiaries

Under the Act on Use and Protection of Credit Information, any individual customer’s credit information must be disclosed or otherwise used by financial institutions only to determine, establish or maintain existing commercial transactions with them and only after obtaining written consent to use that information. Under the Financial Holding Company Act, a financial holding company and its direct and indirect subsidiaries, however, may share certain credit information of individual customers among themselves for internal management purposes outlined in the Enforcement Decree of the Financial Holding Company Act (such as credit risk management, internal control and customer analysis), without the customers’ written consent, subject to the methods and procedures for provision of such information set forth therein. A subsidiary financial investment company with a dealing and/or brokerage license of a financial holding company may provide that financial holding company and its other direct and indirect subsidiaries information relating to the aggregate amount of cash or securities that a customer of the financial investment company with a dealing and/or brokerage license has deposited, for internal management purposes outlined in the Enforcement Decree of the Financial Holding Company Act, subject to the methods and procedures for provision of such information set forth therein. Recent amendments to the Financial Holding Company Act, which became effective on November 29, 2014, limit the scope of credit information that may be shared without the customers’ prior consent and require certain procedures for provision of customer information as prescribed by the Financial Services Commission. Beginning in May 29, 2015, notice must be given to customers at least once a year regarding (i) the provider of customer information, (ii) the recipient of customer information, (iii) the purpose of providing the information and (iv) the categories of the information provided.

Principal Regulations Applicable to Banks

The banking system in Korea is governed by the Bank Act of 1950, as amended (the “Bank Act”) and the Bank of Korea Act of 1950, as amended (the “Bank of Korea Act”). In addition, Korean banks subject to the regulations and supervision of the Bank of Korea, the Monetary Policy Committee of the Bank of Korea, the Financial Services Commission and its executive body, the Financial Supervisory Service.

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

The Financial Services Commission, established on April 1, 1998, regulates commercial banks pursuant to the Bank Act, including establishing guidelines on capital adequacy of commercial banks, and promulgates regulations relating to supervision of banks. Furthermore, pursuant to the Amendment to the Government Organization Act and the Bank Act on May 24, 1999, the Financial Services Commission, instead of the Ministry of Strategy and Finance, now regulates market entry into the banking business.

The Financial Supervisory Service was established on January 2, 1999 as a unified body of the former Bank Supervisory Authority (the successor to the Office of Bank Supervision), the Securities Supervisory Board, the Insurance Supervisory Board and the Credit Management Fund. The Financial Supervisory Service is subject to the instructions and directives of the Financial Services Commission and carries out supervision and examination of commercial banks. In particular, the Financial Supervisory Service sets requirements both for the prudent control of liquidity and for capital adequacy and establishes reporting requirements pursuant to the authority delegated to it under the Financial Services Commission regulations, pursuant to which banks are required to submit annual reports on financial performance and shareholdings, regular reports on management strategy and non-performing loans, including write-offs, and management of problem companies and plans for the settlement of bad loans.

Under the Bank Act, approval to commence a commercial banking business or a long-term financing business must be obtained from the Financial Services Commission. Commercial banking business is defined as the lending of funds acquired predominantly from the acceptance of demand deposits for a period not exceeding one year or subject to the limitation established by the Financial Services Commission, for a period between one year and three years. Long-term financing business is defined as the lending, for periods in excess of one year, of funds acquired predominantly from paid-in capital, reserves or other retained earnings, the acceptance of time deposits with maturities of at least one year, or the issuance of debentures or other bonds. A bank wishing to enter into any business other than commercial banking and long-term financing businesses, such as the trust business, must obtain approval from the Financial Services Commission. Approval to merge with any other banking institution, to liquidate, to spin off, to close a banking business or to transfer all or a part of a business must also be obtained from the Financial Services Commission.

If the Financial Services Commission deems a bank’s financial condition to be unsound or if a bank fails to meet the applicable capital adequacy ratio set forth under Korean law, the Financial Services Commission may order:

•	admonitions, warnings or reprimands with respect to its officers and employees;

•	capital increases or reductions;

•	assignments of contractual rights and obligations relating to financial transactions;

•	a suspension of performance by its officers of their duties and the appointment of receivers;

•	stock cancellations or consolidations;

•	disposals of property holdings;

•	closures of subsidiaries or branch offices or downsizing;

•	mergers with other financial institutions;

•	acquisition of such bank by a third party; or

•	suspensions of a part or all of its business operations.

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

Under the Detailed Regulation on the Supervision of Banking Business, the capital of a bank is divided into two categories, Tier I and Tier II capital. Tier I capital (core capital) consists of (i) common equity Tier I capital, including paid-in capital, capital surplus and retained earnings related to common equity and accumulated other comprehensive gains and losses, and (ii) additional Tier I capital, including paid-in capital and capital surplus related to hybrid Tier I capital instruments that, among other things, qualify as contingent capital and are subordinated to subordinated debt. Tier II capital (supplementary capital) consists of, among other things, capital and capital surplus from the issuance of Tier II capital, allowances for loan losses on loans classified as “normal” or “precautionary,” subordinated debt and other capital securities which meet the standards prescribed by the governor of the Financial Supervisory Service under Article 26(2) of the Regulation on the Supervision of Banking Business.

All banks must meet minimum ratios of Tier I and Tier II capital (less any capital deductions) to risk-weighted assets, determined in accordance with Financial Services Commission requirements that have been formulated based on BIS standards. These requirements were adopted and became effective in 1996, and were amended effective January 1, 2008 upon the implementation by the Financial Supervisory Service of Basel II. Under such requirements, all domestic banks and foreign bank branches must meet a minimum ratio of Tier I and Tier II capital (less any capital deductions) to risk-weighted assets of 8%. In July and September 2013, the Financial Services Commission promulgated amended regulations implementing Basel III in Korea, pursuant to which Korean banks and bank holding companies were required to maintain a minimum ratio of common equity Tier I capital to risk-weighted assets of 3.5% and Tier I capital to risk-weighted assets of 4.5% from December 1, 2013, which minimum ratios were increased to 4.0% and 5.5%, respectively, from January 1, 2014 and increased further to 4.5% and 6.0%, respectively, from January 1, 2015. Such requirements are in addition to the pre-existing requirement for a minimum ratio of Tier I and Tier II capital (less any capital deductions) to risk-weighted assets of 8.0%, which remains unchanged. The amended regulations also contemplate an additional capital conservation buffer of 0.625% starting in 2016, with such buffer to increase in stages to 2.5% by 2019.

Under the Detailed Regulation on the Supervision of the Banking Business, the following risk-weight ratios must be applied by Korean banks in respect of home mortgage loans:

(1)	for those banks which adopted a standardized approach for calculating credit risk capital requirements, a risk-weight ratio of 35% (only in the case where the loan is fully secured by a first ranking mortgage) and, with respect to high-risk home mortgage loans, 50% or 70%; and

(2)	for those banks which adopted an internal ratings-based approach for calculating credit risk capital requirements, a risk-weight ratio calculated with reference to the probability of default, loss given default and exposure at default, each as defined under the Detailed Regulation on the Supervision of the Banking Business.

Liquidity

All banks are required to ensure adequate liquidity by matching the maturities of their assets and liabilities in accordance with the Regulation on the Supervision of the Banking Business. Banks may not invest an amount exceeding 100% of their Tier I and Tier II capital (less any capital deductions) in equity securities and certain other securities with a redemption period of over three years. This stipulation does not apply to Korean government bonds, Monetary Stabilization Bonds issued by the Bank of Korea or debentures and stocks referred to in items 1 and 2, respectively, of paragraph (6) of Article 11 of the Act on the Improvement of the Structure of the Financial Industry. The Financial Services Commission also requires each Korean bank to:

•

maintain a liquidity coverage ratio (defined as the ratio of highly liquid assets to total net cash outflows over a one-month period) of not less than 80%, from January 1, 2015 until December 31, 2015, with such minimum liquidity coverage ratio to increase in increments of 5% per annum to 100% by 2019;

•	maintain a foreign currency liquidity ratio (defined as the ratio of foreign currency assets due within three months to foreign currency liabilities due within three months) of not less than 85%;

•	maintain a ratio of foreign currency assets due within seven days less foreign currency liabilities due within seven days, divided by total foreign currency assets, of not less than negative 3%;

•	maintain a ratio of foreign currency assets due within a month less foreign currency liabilities due within a month, divided by total foreign currency assets, of not less than negative 10%; and

•	submit monthly reports with respect to the maintenance of these ratios.

The Monetary Policy Committee of the Bank of Korea is empowered to fix and alter minimum reserve requirements that banks must maintain against their deposit liabilities. The current minimum reserve ratio is:

•	7% of average balances for Won currency demand deposits outstanding;

•

0% of average balances for Won currency employee asset establishment savings deposits, employee long-term savings deposits, employee house purchase savings deposits, long-term house purchase savings deposits, household long-term savings deposits and employee preferential savings deposits outstanding (with respect to employee-related deposits, only if such deposits were made prior to February 28, 2013); and

•	2% of average balances for Won currency time deposits, installment savings deposits, mutual installments, housing installments and certificates of deposit outstanding.

For foreign currency deposit liabilities, a 2% minimum reserve ratio is applied to time deposits with a maturity of one month or longer, certificates of deposit with a maturity of 30 days or longer and savings deposits with a maturity of six months or longer and a 7% minimum reserve ratio is applied to other deposits. A 1% minimum reserve ratio applies to deposits in offshore accounts, immigrant accounts and resident accounts opened by foreign exchange banks as well as foreign currency certificates of deposit held by account holders of such offshore accounts, immigrant accounts and resident accounts opened by foreign exchange banks.

Furthermore, pursuant to the Regulation on the Supervision of the Banking Business, foreign exchange agencies, including our subsidiary, Kookmin Bank, are required to hold “foreign currency safe assets” in an aggregate amount that is not less than the lower of (i) the product of (x) its total foreign currency-denominated debt maturing in one year or less multiplied by 2/12 and (y) an amount equal to one minus the “lowest rollover ratio” and (ii) 2% of its total foreign currency-denominated assets as shown in the balance sheet for the immediately preceding quarter. The “lowest rollover ratio” of a foreign exchange agency means the ratio of (A) its total debt with a maturity of one year or less (excluding overnight money) incurred in a particular month to (B) its total debt with maturity of one year or less (excluding overnight money) payable in that particular month, and is calculated by taking the lowest three month average from a period to be designated by the governor of the Financial Supervisory Service. Under the Regulation on the Supervision of Banking Business, foreign currency-denominated debt maturing in one year or less includes financial bonds, borrowings, call monies and repurchase selling denominated in foreign currencies and such other similar debt instruments denominated in a foreign currency as designated by the governor of the Financial Supervisory Service. “Foreign currency safe assets” are defined as cash denominated in foreign currency, deposits denominated in foreign currency with a central bank or financial institutions rated A or above, bonds issued or guaranteed by a government or central bank rated A or above or corporate bonds issued or guaranteed by corporations rated A or above. Under the Regulation on the Supervision of Banking Business, Kookmin Bank is also required to maintain a minimum “mid- to long-term foreign exchange funding ratio” of 100%. “Mid-to long term foreign exchange funding ratio” refers to the ratio of (1) the total outstanding amount of foreign exchange borrowing with a maturity of more than one year to (2) the total outstanding amount of foreign exchange lending with a maturity of one year or more.

Financial Exposure to Any Individual Customer and Major Shareholder

Under the Bank Act, subject to certain exceptions, the sum of large exposures by a bank—in other words, the total sum of its credits to single individuals, juridical persons or business groups that exceed 10% of the sum of Tier I and Tier II capital (less any capital deductions)—generally must not exceed five times the sum of Tier I and Tier II capital (less any capital deductions). In addition, subject to certain exceptions, banks generally may not extend credit (including loans, guarantees, purchases of securities (only in the nature of a credit) and any other transactions that directly or indirectly create credit risk) in excess of 20% of the sum of Tier I and Tier II capital (less any capital deductions) to a single individual or juridical person, or grant credit in excess of 25% of the sum of Tier I and Tier II capital (less any capital deductions) to a single group of companies as defined in the Monopoly Regulations and Fair Trade Act.

Amendments to the Bank Act which became effective on July 28, 2002 strengthened restrictions on extending credits to a major shareholder. A “major shareholder” is defined as:

•

a shareholder holding (together with persons who have a special relationship with that shareholder) in excess of 10%; (or 15% in the case of regional banks) in the aggregate of the bank’s total issued and outstanding voting shares; or

•

a shareholder holding (together with persons who have a special relationship with such shareholder) in excess of 4% in the aggregate of the bank’s (excluding regional banks) total issued and outstanding voting shares of a bank (excluding shares subject to the shareholding restrictions on “non-financial business group companies” as described below), where such shareholder is the largest shareholder or has actual control over the major business affairs of the bank through, for example, appointment and dismissal of the officers pursuant to the Enforcement Decree of the Bank Act. Non-financial business group companies primarily consist of: (i) any single shareholding group whose non-financial company assets comprise no less than 25% of its aggregate net assets; (ii) any single shareholding group whose non-financial company assets comprise no less than ￦2 trillion in aggregate; or (iii) any mutual fund of which any single shareholding group identified in (i) or (ii) above, owns more than 9% of the total issued and outstanding shares.

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

Interest Rates

Korean banks generally depend on deposits as their primary funding source. Under the Act on Registration of Credit Business and Protection of Finance Users, interest rates on loans made by registered banks in Korea may not exceed 34.9% per annum. Historically, interest rates on deposits and lending rates were regulated by the Monetary Policy Committee. Controls on deposit interest rates in Korea have been gradually reduced and, in February 2004, the Korean government removed restrictions on all interest rates, except for the prohibition on interest payments on current account deposits. This deregulation process has increased competition for deposits based on interest rates offered and, therefore, may increase a bank’s interest expense.

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

•

except as may otherwise have been disclosed by a bank or its financial holding company listed on the KRX KOSPI Market in accordance with the Financial Investment Services and Capital Markets Act, occurrence of any of the following events or any other event as prescribed by the applicable regulations:

(i)	loans bearing no profit made to a single business group in an amount exceeding 10% of the sum of the bank’s Tier I and Tier II capital (less any capital deductions) as of the end of the previous month (where the loan exposure to that borrower is calculated pursuant to the criteria under the Detailed Regulation on the Supervision of the Banking Business), unless the loan exposure to that group is not more than ￦4 billion;

(ii)	the occurrence of any financial incident involving embezzlement, malfeasance or misappropriation of funds with respect to which damages are expected to exceed ￦1 billion, or any financial incident regarding which the governor of the Financial Supervisory Service has made a public announcement; and

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

•

loans to any of the bank’s officers or employees, other than de minimis loans of up to (i) ￦20 million in the case of a general loan, (ii) ￦50 million in the case of a general loan plus a housing loan or (iii) ￦60 million in the aggregate for general loans, housing loans and loans to pay damages arising from wrongful acts of employees in financial transactions;

•	credit (including loans) secured by a pledge of shares of a subsidiary corporation of the bank or to enable a natural or juridical person to buy shares of a subsidiary corporation of the bank; or

•	loans to any officers or employees of a subsidiary corporation of the bank, other than general loans of up to ￦20 million or general and housing loans of up to ￦50 million in the aggregate.

Regulations Relating to Retail Household Loans

The Financial Services Commission has implemented a number of changes in recent years to the regulations relating to retail household lending by banks. Under the currently applicable regulations:

•

as to loans secured by a collateral of housing (including apartments) located nationwide, the loan-to-value ratio (the aggregate principal amount of loans secured by such collateral over the appraised value of the collateral) should not exceed 60%;

•

as to loans secured by collateral of housing (including apartments) located in areas of excessive investment or housing (excluding apartments) located in areas of high speculation, in each case, as designated by the government, (i) the loan-to-value ratio for loans with a maturity of not more than three years should not exceed 50% and (ii) the loan-to-value ratio for loans with a maturity of more than three years should not exceed 60%;

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

•

as to loans secured by collateral of housing (regardless of housing type or location) to be amortized over a period of ten years, further requirements relating to which are set forth in the Regulation on the Supervision of Banking Business, the loan-to-value ratio should not exceed 70%;

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

Restrictions on Investments in Property

A bank may not invest in securities set forth below in excess of 100% of the sum of the bank’s Tier I and Tier II capital (less any capital deductions):

•

debt securities (within the meaning of paragraph (3) of Article 4 of the Financial Investment Services and Capital Markets Act) the maturity of which exceeds three years, but excluding government bonds, monetary stabilization bonds issued by the Bank of Korea and bonds within the meaning of item 2, paragraph (6) of Article 11 of the Act on the Improvement of the Structure of the Financial Industry;

•	equity securities, but excluding securities within the meaning of item 1, paragraph (6) of Article 11 of the Act on the Improvement of the Structure of the Financial Industry;

•	derivatives linked securities (within the meaning of paragraph (7) of Article 4 of the Financial Investment Services and Capital Markets Act) the maturity of which exceeds three years; and

•

beneficiary certificates, investment contracts and depositary receipts (within the meaning of paragraph (2) of Article 4 of the Financial Investment Services and Capital Markets Act) the maturity of which exceeds three years.

A bank may possess real estate property only to the extent necessary for the conduct of its business. The aggregate value of such property may not exceed 60% of the sum of the bank’s Tier I and Tier II capital (less any capital deductions). Any property that a bank acquires by exercising its rights as a secured party, or which a bank is prohibited from acquiring under the Bank Act, must be disposed of within one year.

Restrictions on Shareholdings in Other Companies

Under the Bank Act, a bank may not own more than 15% of shares outstanding with voting rights of another corporation, except where, among other reasons:

•	that corporation engages in a category of financial businesses set forth by the Financial Services Commission; or

•	the acquisition of shares by the bank is necessary for the corporate restructuring of such corporation and is approved by the Financial Services Commission.

•

In the above cases, the total investment in corporations in which the bank owns more than 15% of the outstanding shares with voting rights may not exceed (i) 15% of the sum of Tier I and Tier II capital (less any capital deductions) or (ii) 30% of the sum of Tier I and Tier II capital (less any capital deductions) where the acquisition satisfies the requirements determined by the Financial Services Commission.

The Bank Act provides that a bank using its bank accounts and its trust accounts is not permitted to acquire the shares issued by the major shareholder of such bank in excess of an amount equal to 1% of the sum of Tier I and Tier II capital (less any capital deductions).

Restrictions on Bank Ownership

Under the Bank Act, a single shareholder and persons who have a special relationship with that shareholder generally may acquire beneficial ownership of no more than 10% of a nationwide bank’s total issued and outstanding shares with voting rights and no more than 15% of a regional bank’s total issued and outstanding shares with voting rights. The Korean government, the Korea Deposit Insurance Corporation and bank holding companies qualifying under the Financial Holding Company Act are not subject to this limit. However, pursuant to an amendment to the Bank Act which became effective on February 14, 2014, non-financial business group companies may not acquire beneficial ownership of shares of a nationwide bank in excess of 4% (or 15% in the case of a regional bank) of that bank’s outstanding voting shares, unless they satisfy certain requirements set forth by the Enforcement Decree of the Banking Act, obtain the approval of the Financial Services Commission and agree not to exercise voting rights in respect of shares in excess of the 4% limit (or the 15% limit in the case of a regional bank), in which case they may acquire beneficial ownership of up to 10% of a nationwide bank’s outstanding voting shares. Such amendment grants an exception for non-financial business group companies which, at the time of the enactment of the amended provisions, held more than 4% of the shares of a bank.

In addition, if a foreign investor, as defined in the Foreign Investment Promotion Act, owns in excess of 4% of a nationwide bank’s outstanding voting shares, non-financial business group companies may acquire beneficial ownership of up to 10% (or 15% in the case of a regional bank) of that bank’s outstanding voting shares, and in excess of 10% (or 15% in the case of a regional bank), 25% or 33% of that bank’s outstanding voting shares with the approval of the Financial Services Commission in each instance, up to the number of shares owned by the foreign investor. Any other person (whether a Korean national or a foreign investor), with the exception of non-financial business group companies described above, may acquire no more than 10% of a nationwide bank’s total voting shares issued and outstanding, unless they obtain approval from the Financial Services Commission in each instance where the total holding will exceed 10% (or 15% in the case of regional banks), 25% or 33% of the bank’s total voting shares issued and outstanding provided that, in addition to the foregoing threshold shareholding ratios, the Financial Services Commission may, at its discretion, designate a separate and additional threshold shareholding ratio.

Deposit Insurance System

The Depositor Protection Act provides insurance for certain deposits of banks in Korea through a deposit insurance system. Under the Depositor Protection Act, all banks governed by the Bank Act are required to pay an insurance premium to the Korea Deposit Insurance Corporation on a quarterly basis and the rate is determined under the Enforcement Decree to the Depositor Protection Act. If the Korea Deposit Insurance Corporation makes a payment on an insured amount, it will acquire the depositors’ claims with respect to that payment amount. The Korea Deposit Insurance Corporation insures a maximum of ￦50 million per individual for deposits and interest in a single financial institution, regardless of when the deposits were made and the size of the deposits.

Laws and Regulations Governing Other Business Activities

A bank must register with the Ministry of Strategy and Finance to enter the foreign exchange business, which is governed by the Foreign Exchange Transaction Act of Korea. A bank must obtain the permission of the Financial Services Commission to enter the securities business, which is governed by regulations under the Financial Investment Services and Capital Markets Act. Under these laws, a bank may engage in the foreign exchange business, securities repurchase business, governmental/public bond underwriting business and governmental bond dealing business.

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

Credit Card Business

General

In order to enter the credit card business, a company must register with the Financial Services Commission. Credit card businesses are governed by the Specialized Credit Financial Business Act, enacted on August 28, 1997 and last amended on January 20, 2015, which sets forth specific requirements with respect to the credit card business as well as generally prohibiting unsound business practices relating to the credit card business which may infringe on the rights of credit card holders or negatively affect the soundness of the credit card industry. Credit card companies, including our wholly-owned subsidiary, KB Kookmin Card Co., Ltd., are regulated by the Financial Services Commission and the Financial Supervisory Service.

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

Lending Ratio in Ancillary Business

Pursuant to the Enforcement Decree to the Specialized Credit Financial Business Act, a credit card company must maintain an aggregate quarterly average outstanding lending balance to credit cardholders (including cash advances and credit card loans, but excluding restructured loans) no greater than the sum of (i) its aggregate quarterly average outstanding credit card balance arising from the purchase of goods and services and (ii) the aggregate quarterly debit card transaction volume.

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

Consolidation of Capital Markets-Related Laws

Prior to the effectiveness of the Financial Investment Services and Capital Markets Act, there were separate laws regulating various types of financial institutions depending on the type of financial institution (for example, securities companies, futures companies, trust business companies and asset management companies) and subjecting financial institutions to different licensing and ongoing regulatory requirements (for example, the Korean Securities Exchange Act, the Futures Business Act and the Indirect Investment Asset Management Business Act). By applying one uniform set of rules to the same financial business having the same economic function, the Financial Investment Services and Capital Markets Act attempts to improve and address issues caused by the current regulatory system under which the same economic function relating to capital markets-related businesses are governed by multiple regulations. To this end, the Financial Investment Services and Capital Markets Act categorizes capital markets-related businesses into six different functions, as follows:

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

Other Changes of Securities/Fund Regulations

The Financial Investment Services and Capital Markets Act also affected various securities regulations including those relating to public disclosure, insider trading and proxy contests, which were previously governed by the Korean Securities Exchange Act. For example, the 5% and 10% reporting obligations under the Korean Securities Exchange Act has become more stringent. The Indirect Investment and Asset Management Business Act strictly limited the kind of vehicles that could be utilized under a collective investment scheme, restricting the range of potential vehicles to trusts and corporations, and the type of funds that can be used for investments. However, under the Financial Investment Services and Capital Markets Act, these restrictions have been significantly liberalized, permitting all vehicles that may be created under Korean law, such as limited liability companies or partnerships, to be used for the purpose of collective investments and allowing investment funds to be much more flexible as to their investments.

Item 4.C.	Organizational Structure

The following chart provides an overview of our structure, including our significant subsidiaries and our ownership of such subsidiaries as of the date of this annual report:

Our largest subsidiary is Kookmin Bank, the assets of which represented approximately 89.3% of our total assets as of December 31, 2014. The following table provides summary information for our operating subsidiaries that are consolidated in our consolidated financial statements as of and for the year ended December 31, 2014, including their consolidated total assets, operating revenue, profit (loss) and total equity:

Subsidiaries	Total Assets		Operating Revenue		Profit (Loss)		Total Equity
	(in millions of Won)
Kookmin Bank	￦	275,453,664	￦	16,283,978	￦	1,029,041	￦	21,940,473
KB Kookmin Card Co., Ltd. .		15,886,769		2,864,957		332,701		3,480,455
KB Investment & Securities Co., Ltd.		4,131,568		578,345		25,624		576,740
KB Life Insurance Co., Ltd. .		7,680,184		1,453,057		6,537		583,725
KB Asset Management Co., Ltd. .		254,481		105,234		49,560		201,940
KB Real Estate Trust Co., Ltd.		204,888		50,283		14,818		183,958
KB Investment Co., Ltd. .		225,353		33,371		1,382		134,784
KB Credit Information Co., Ltd.		28,805		38,796		(1,605)		20,850
KB Data Systems Co., Ltd.		31,397		59,129		367		14,523
KB Savings Bank Co., Ltd. .		772,676		56,712		(15,079)		152,794
KB Capital Co., Ltd. (1)		4,023,965		250,042		29,990		411,815

(1)	KB Capital Co., Ltd. (formerly known as Woori Financial Co., Ltd.) was added as a subsidiary in March 2014 as a result of our purchase of 52.02% of its shares.

Further information regarding our subsidiaries is provided below:

•

Kookmin Bank was established in Korea in 2001 as a result of the merger of the former Kookmin Bank (established in 1963) and H&CB (established in 1967). Kookmin Bank provides a wide range of banking and other financial services to individuals, small- and medium-sized enterprises and large corporations in Korea. As of December 31, 2014, Kookmin Bank was one of the largest commercial banks in Korea based upon total assets (including loans) and deposits. As of December 31, 2014, Kookmin Bank had approximately 28.7 million customers, with 1,161 branches nationwide.

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

•

KB Savings Bank Co., Ltd. was established in Korea in January 2012 to provide small-loan finance services. KB Savings Bank was established in connection with our purchase of assets and assumption of liabilities of Jeil Savings Bank in January 2012. We acquired Yehansoul Savings Bank, which provided small-loan finance services, in September 2013 and merged it with KB Savings Bank in January 2014, with KB Savings Bank as the surviving entity.

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

Our registered office and corporate headquarters are located at 84, Namdaemoon-ro, Jung-gu, Seoul 100-703, Korea. The following table presents information regarding certain of our properties in Korea:

Type of facility/building	Location	Area (square meters)
Registered office and corporate headquarters	84, Namdaemoon-ro, Jung-gu, Seoul 100-703	1,749
Kookmin Bank headquarters building	26, Gukjegeumyung-ro 8-gil, Yeongdeungpo-gu, Seoul 150-758	5,354
KB Kookmin Card headquarters building	Jongro-gu, Seoul	3,797
Kookmin Bank training institute	Ilsan	207,659
Kookmin Bank training institute	Daecheon	4,158
Kookmin Bank training institute	Sokcho	15,584
Kookmin Bank training institute	Cheonan	196,649
Kookmin Bank IT center	Gangseo-gu, Seoul	13,116
Kookmin Bank IT center	Yeouido, Seoul	5,928
Kookmin Bank IT center	Yeouido, Seoul	2,006
Kookmin Bank support center	Seongbuk-gu, Seoul	4,748

As of December 31, 2014, we had a countrywide network of 1,161 banking branches and sub-branches, as well as 121 branches and sub-branches and 6 representative offices for our other operations including credit card, investment banking and insurance-related businesses. Approximately one-quarter of these facilities are housed in buildings owned by us, while the remaining branches are leased properties. Lease terms are generally from two to three years and seldom exceed five years. We also have subsidiaries in Cambodia, China, Hong Kong and the United Kingdom and branches of Kookmin Bank in Osaka and Tokyo in Japan, Auckland in New Zealand, New York in the United States and Ho Chi Minh City in Vietnam, as well as a branch of Kookmin Bank Cambodia PLC in Phnom Penh and branches of Kookmin Bank (China) Ltd. in Beijing, Guangzhou, Harbin and Suzhou in China. We also have representative offices of Kookmin Bank in Mumbai in India, Yangon in Myanmar and Hanoi in Vietnam. We do not own any material properties outside of Korea.

The net carrying amount of all the properties owned by us at December 31, 2014 was ￦2,826 billion.

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

Trends in the Korean Economy

Our financial position and results of operations have been and will continue to be significantly affected by financial and economic conditions in Korea. Substantial growth in lending in Korea to small- and medium-sized enterprises in recent years, and financial difficulties experienced by such enterprises as a result of, among other things, adverse economic conditions in Korea and globally, have generally led to increasing delinquencies and a deterioration in overall asset quality in the credit exposures of Korean banks to small- and medium-sized enterprises. In 2014, we recorded charge-offs of ￦746 billion in respect of our loans to small- and medium-sized enterprises, compared to charge-offs of ￦691 billion in 2013 and charge-offs of ￦943 billion in 2012. In light of the difficult financial condition and liquidity position of small- and medium-sized enterprises in Korea since the second half of 2008, the Korean government introduced measures intended to encourage Korean banks to provide financial support to small- and medium-sized enterprise borrowers. See “Item 3.D. Risk Factors—Risks relating to our small- and medium-sized enterprise loan portfolio—We have significant exposure to small- and medium-sized enterprises, and any financial difficulties experienced by these customers may result in a deterioration of our asset quality and have an adverse impact on us.”

In recent years, commercial banks, consumer finance companies and other financial institutions in Korea have also made significant investments and engaged in aggressive marketing in retail lending (including mortgage and home equity loans), leading to substantially increased competition in this segment. Furthermore, in 2014, the Korean government announced several measures to encourage consumer spending and revive the housing market in Korea, including loosening regulations on mortgage lending, which contributed to an increase in our portfolio of retail loans from ￦107,644 billion as of December 31, 2013 to ￦119,249 billion as of December 31, 2014. The rapid growth in retail lending, together with adverse economic conditions in recent years, may lead to increasing delinquencies and a deterioration in asset quality. In 2014, we recorded charge-offs of ￦574 billion and provision for loan losses of ￦340 billion in respect of our retail loan portfolio, compared to charge-offs of ￦581 billion and provision for loan losses of ￦361 billion in 2013 and charge-offs of ￦453 billion and provision for loan losses of ￦402 billion in 2012. See “Item 3.D. Risk Factors—Risks relating to our retail credit portfolio.”

The Korean economy is closely tied to, and is affected by developments in, the global economy. While the rate of deterioration of the global economy since the commencement of the global financial crisis in 2008 has slowed, with some signs of stabilization and improvement, the overall prospects for the Korean and global economy in 2015 and beyond remain uncertain. Starting in the second half of 2011, the global financial markets have experienced significant volatility as a result of, among other things:

•	the financial difficulties affecting many governments worldwide, in particular in southern Europe and Latin America;

•	the slowdown of economic growth in China and other major emerging market economies;

•

interest rate fluctuations amid speculation that the U.S. Federal Reserve would raise interest rates, as well as reductions in policy rates by an increasing number of central banks, including the Bank of Korea; and

•	political and social instability in various countries in the Middle East and Northern Africa, including Iraq, Syria and Yemen, as well as in the Ukraine and Russia.

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

As a result of volatile conditions and weakness in the Korean and global economies, as well as factors such as the uncertainty surrounding the global financial markets, fluctuations in oil and commodity prices, interest and exchange rate fluctuations, higher unemployment, lower consumer confidence, increased inflation volatility, potential tightening of fiscal and monetary policies and continued tensions with North Korea, the economic outlook for the financial services sector in Korea in 2015 and for the foreseeable future remains uncertain.

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

In March 2014, we acquired 52.02% of the outstanding shares of Woori Financial Co., Ltd., a publicly listed Korean consumer finance company, from Woori Finance Holdings Co., Ltd. for ￦280 billion, and subsequently renamed the entity KB Capital Co., Ltd.

In addition, in June 2014, we entered into a share purchase agreement, which was amended in March 2015, to acquire 19.47% of the outstanding shares of LIG Insurance Co., Ltd., a publicly listed Korean property and casualty insurance company, from a group of individual shareholders for ￦645 billion. Pursuant to applicable Korean law, we will be required to increase our shareholding in LIG Insurance to at least 30% within one year from the date of such acquisition. As of December 31, 2014, LIG Insurance had total assets of ￦23,929 billion and total equity of ￦1,785 billion, and in 2014, its total revenues amounted to ￦10,878 billion and its profit for the year amounted to ￦139 billion.

Changes in Accounting Policies

Pursuant to the adoption of IFRS 10, Consolidated Financial Statements, which is effective beginning in 2013, our consolidated financial statements as of and for the years ended December 31, 2013 and 2014 include trust accounts for which we guarantee only the repayment of principal, as well as certain other entities, which were not previously subject to consolidation, while excluding certain other entities that were previously consolidated. We included in our scope of consolidation those entities with respect to which (i) we had existing rights that gave us the current ability to direct the relevant activities of such entities, (ii) we had exposure or rights to variable returns from our investment in such entities and (iii) we had the ability to use our power over such entities to affect the amount of our returns. Our consolidated financial statements as of and for the year ended December 31, 2012 have been restated to retroactively apply this change.

Upon the adoption of IFRS 10, Consolidated Financial Statements, in 2013, we applied the standard described above and consolidated five asset-backed securitization specialty companies and seven funds (including a subsidiary of a fund), while excluding KB-Glenwood Private Equity Fund 1, NPS KBIC Private Equity No. 1 and KBIC Private Equity Fund No. 3 from our scope of consolidation. The asset-backed securitization specialty companies that were consolidated in 2013 are Samho Kyungwon Co., Ltd., Taejon Samho The First Co., Ltd., Prince DCM Co., Ltd. and KH First Co., Ltd. The funds that were consolidated in 2013 are KB Hope Sharing BTL Private Special Asset, Hanbando BTL Private Special Asset Fund 1, Global Logistics Infra Private Fund 1, Global Logistics Infra Private Fund 2, KB Mezzanine Private Securities Fund 1, KB Private Real Estate Securities Fund 1 (NPL), K Star KTB ETF (Bond) and Woori KA First Asset Securitization (a subsidiary of KB Private Real Estate Securities Fund 1 (NPL)). For further information regarding changes in our consolidated subsidiaries, see Note 40 of the notes to our consolidated financial statements included elsewhere in this annual report.

In addition, in 2014, we changed our accounting policy with respect to uncertain tax positions. Prior to January 1, 2014, we had recognized our uncertain tax positions in the financial statements based on the guidance in International Accounting Standards 37, or IAS 37, Provisions, Contingent Liabilities and Contingent Assets, which allows recognition of the best estimate of expenditures as tax expenses if the uncertain tax position is probable of resulting in an additional payment to the tax authorities. Under IAS 37, however, tax benefits are recognized only when it has become virtually certain that a tax refund from a claim for rectification or an appeal for refund of amounts claimed from the tax authorities will occur. Beginning in 2014, we recognize our uncertain tax positions in the financial statements based on the guidance in International Accounting Standards 12, or IAS 12, Income Taxes, which allows recognition of tax payments as current income tax assets to the extent it is probable that they will be recovered from the tax authorities. Our consolidated financial statements as of and for the years ended December 31, 2012 and 2013 have been restated to retroactively apply such change in our accounting policy.

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

	June 30, 2010		Dec. 30, 2010		June 30, 2011		Dec. 29, 2011		June 29, 2012		Dec. 31, 2012		June 28, 2013		Dec. 31, 2013		June 30, 2014		Dec. 31, 2014
KOSPI		1,698.29		2,051.00		2,100.69		1,825.74		1,854.01 (4)		1,997.05		1,863.32		2,011.34 (5)		2,002.21		1,915.59 (6)
￦/US$ exchange rates (1)	￦	1,220.9	￦	1,130.6	￦	1,066.3	￦	1,158.5	￦	1,141.2	￦	1,063.2	￦	1,141.5	￦	1,055.3	￦	1,011.6	￦	1,090.9
Corporate bond rates (2)		4.96%		4.30%		4.49%		4.22%		3.94%		3.44%		3.54%		3.64%		3.42%		2.87%
Treasury bond rates (3)		3.86%		3.38%		3.76%		3.34%		3.30%		2.82%		2.88%		2.86%		2.68%		2.10%

(1)	Represents the noon buying rate on the dates indicated.
(2)	Measured by the yield on three-year Korean corporate bonds rated as A+ by the Korean credit rating agencies.
(3)	Measured by the yield on three-year treasury bonds issued by the Ministry of Strategy and Finance of Korea.
(4)	As of December 28, 2012, the last day of trading for the KRX KOSPI Market in 2012.
(5)	As of December 30, 2013, the last day of trading for the KRX KOSPI Market in 2013.
(6)	As of December 30, 2014, the last day of trading for the KRX KOSPI Market in 2014.

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

Our consolidated financial statements for the year ended December 31, 2014 included total allowances for loan losses of ￦2,452 billion as of that date. Our total loan charge-offs, net of recoveries, amounted to ￦1,560 billion and we recorded a provision for loan losses (which forms a part of the provision for credit losses, together with provisions for unused loan commitments, acceptances and guarantees, financial guarantee contracts and other financial assets) of ￦1,211 billion in 2014.

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

For financial instruments traded in the over-the-counter market, we measure the fair value of such instruments as the arithmetic mean of prices obtained from Korea Asset Pricing (an affiliate of Fitch Ratings), KIS Pricing (an affiliate of Moody’s Investors Service) and NICE Pricing and Information, all three of which are recognized as major qualified independent pricing services in Korea. There are extremely rare cases where we do not receive price quotes from all three of the pricing services described above. In such cases, we contact the pricing service which did not submit a price quote to discuss the reason why it cannot provide a price and, following such discussion, we use the arithmetic mean of only the prices obtained from the other pricing services so long as there is no reason to believe that the prices that have been submitted are inadequate. We generally do not adjust the prices we obtain from these independent pricing services, as the variance among such prices is insignificant in most cases (primarily because most of the financial instruments we hold consist of government bonds and highly-rated corporate bonds, there is a high volume of transactions in the over-the-counter market and actual transaction prices are monitored and referenced by the pricing services).

Our consolidated financial statements for the year ended December 31, 2014 included financial assets measured at fair value using a valuation technique of ￦22,411 billion, representing 63.8% of total financial assets measured at fair value, and financial liabilities measured at fair value using a valuation technique of ￦2,778 billion, representing 76.9% of total financial liabilities measured at fair value. As used herein, the fair value using a valuation technique means the fair value at Level 2 and Level 3 in the fair value hierarchy.

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

Our consolidated financial statements for the year ended December 31, 2014 included deferred income tax assets and liabilities of ￦16 billion and ￦93 billion, respectively, as of that date, after offsetting of ￦1,236 billion of deferred income tax liabilities and assets.

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

Results of Operations

Net Interest Income

The following table shows, for the periods indicated, the principal components of our net interest income:

	Year Ended December 31,						Percentage Change
	2012		2013		2014		2013/2012	2014/2013
	(in billions of Won, except percentages)						(%)
Interest income
Cash and interest earning deposits in other banks	￦	160	￦	146	￦	190	(8.8)%	30.1%
Loans		12,624		10,942		10,325	(13.3)	(5.6)
Financial investments (debt securities) (1)		1,426		1,269		1,120	(11.0)	(11.7)

Total interest income		14,210		12,357		11,635	(13.0)	(5.8)

Interest expense
Deposits		5,450		4,279		3,845	(21.5)	(10.1)
Debts		460		365		342	(20.7)	(6.3)
Debentures		1,262		1,190		1,032	(5.7)	(13.3)

Total interest expense		7,172		5,834		5,219	(18.7)	(10.5)

Net interest income	￦	7,038	￦	6,523	￦	6,416	(7.3)	(1.6)

Net interest margin (2)		2.71%		2.51%		2.39%

(1)	Consists of debt securities in our available-for-sale and held-to-maturity financial asset portfolios.
(2)	The ratio of net interest income to average interest earning assets. See “Item 3.A. Selected Financial Data—Profitability ratios and other data.”

Comparison of 2014 to 2013

Interest income. Interest income decreased 5.8% from ￦12,357 billion in 2013 to ￦11,635 billion in 2014, primarily as a result of a 5.6% decrease in interest on loans. Average yields on our interest earning assets decreased 42 basis points from 4.76% in 2013 to 4.34% in 2014, which reflected a decrease in the general level of interest rates in Korea in 2014 compared to 2013. The effect of this decrease was partially offset by a 3.3% increase in the average volume of our interest earning assets from ￦259,645 billion in 2013 to ￦268,330 billion in 2014, principally due to growth in our loan portfolio.

The 5.6% decrease in interest on loans from ￦10,942 billion in 2013 to ￦10,325 billion in 2014 was primarily the result of:

•

a 43 basis point decrease in the average yields on corporate loans from 4.50% in 2013 to 4.07% in 2014, which was partially offset by a 1.3% increase in the average volume of such loans from ￦100,614 billion in 2013 to ￦101,875 billion in 2014;

•

a 77 basis point decrease in the average yields on credit card receivables from 10.70% in 2013 to 9.93% in 2014, which was enhanced by a 2.6% decrease in the average volume of such receivables from ￦11,611 billion in 2013 to ￦11,312 billion in 2014;

•

a 47 basis point decrease in the average yields on mortgage loans from 4.10% in 2013 to 3.63% in 2014, which was partially offset by an 8.2% increase in the average volume of such loans from ￦44,514 billion in 2013 to ￦48,160 billion in 2014; and

•

a 45 basis point decrease in the average yields on home equity loans from 4.25% in 2013 to 3.80% in 2014, which was partially offset by a 5.8% increase in the average volume of such loans from ￦30,275 billion in 2013 to ￦32,030 billion in 2014.

The average yields on corporate loans, credit card receivables, mortgage loans and home equity loans decreased mainly as a result of the decrease in the general level of interest rates in Korea applicable to such loans and receivables from 2013 to 2014. The increase in the average volume of corporate loans mainly reflected our increased marketing efforts as well as increased demand for such loans in Korea. The decrease in the average volume of credit card loans was principally due to initiatives by the Korean government to encourage the use of debit cards instead of credit cards. The increase in the average volume of mortgage loans was mainly a result of initiatives by the Korean government to revive the housing market in Korea by loosening regulations on mortgage lending in 2014. The increase in the average volume of home equity loans mainly reflected the loosening of the maximum loan-to-value ratios, to which our home equity loans are subject, by the Korean government in 2014.

Overall, the average yields on our loans decreased by 45 basis points from 4.96% in 2013 to 4.51% in 2014, while the average volume of our loans increased 3.9% from ￦220,401 billion in 2013 to ￦228,989 billion in 2014.

Debt securities in our financial investments portfolio consist of available-for-sale debt securities and held-to-maturity debt securities, including debt securities issued by government-owned or -controlled enterprises or financial institutions and debt securities issued by Korean banks and other financial institutions. Interest on debt securities in our financial investments portfolio decreased 11.7% from ￦1,269 billion in 2013 to ￦1,120 billion in 2014, primarily as a result of a 26 basis point decrease in average yields on such debt securities from 3.81% in 2013 to 3.55% in 2014, which was enhanced by a 5.4% decrease in the average volume of such debt securities from ￦33,339 billion in 2013 to ￦31,530 billion in 2014. The decrease in average yields on such debt securities was primarily due to a decrease in the general level of interest rates in Korea for debt securities from 2013 to 2014. The decrease in average volume of such debt securities primarily reflected our decreased purchases of such debt securities due to the lower interest rate environment in Korea in 2014.

Interest expense. Interest expense decreased 10.5% from ￦5,834 billion in 2013 to ￦5,219 billion in 2014 primarily due to a 10.1% decrease in interest expense on deposits, which was enhanced by a 13.3% decrease in interest expense on debentures. The average cost of interest bearing liabilities decreased by 33 basis points from 2.45% in 2013 to 2.12% in 2014, which was driven mainly by the lower interest rate environment in Korea in 2014. The effect of this decrease was offset in part by a 3.5% increase in the average volume of interest-bearing liabilities from ￦238,452 billion in 2013 to ￦246,692 billion in 2014, which mainly reflected an increase in the average volume of debentures.

The 10.1% decrease in interest expense on deposits from ￦4,279 billion in 2013 to ￦3,845 billion in 2014 was primarily due to a 32 basis point decrease in the average cost of time deposits from 3.02% in 2013 to 2.70% in 2014. The decrease in the average cost of time deposits mainly reflected a decrease in the general level of interest rates in Korea from 2013 to 2014. Overall, the average cost of our deposits decreased by 29 basis points from 2.22% in 2013 to 1.93% in 2014, while the average volume of our deposits increased 3.4% from ￦192,960 billion in 2013 to ￦199,559 billion in 2014.

The 13.3% decrease in interest expense on debentures from ￦1,190 billion in 2013 to ￦1,032 billion in 2014 was mainly due to a 102 basis point decrease in the average cost of debentures from 4.70% in 2013 to 3.68% in 2014, which was offset in part by a 10.8% increase in the average volume of debentures from ￦25,319 billion in 2013 to ￦28,048 billion in 2014. The decrease in the average cost of debentures mainly reflected the general decrease in market interest rates in Korea, including for long-term debentures, in 2014. The increase in the average volume of debentures was principally due to the addition of KB Capital as a consolidated subsidiary in March 2014.

Net interest margin. Net interest margin represents the ratio of net interest income to average interest earning assets. Our overall net interest margin decreased from 2.51% in 2013 to 2.39% in 2014, as a 1.6% decrease in our net interest income from ￦6,523 billion in 2013 to ￦6,416 billion in 2014 was enhanced a 3.3% increase in the average volume of our interest earning assets from ￦259,645 billion in 2013 to ￦268,330 billion in 2014. The growth in average interest earning assets exceeded a 3.5% increase in average interest bearing liabilities from ￦238,452 billion in 2013 to ￦246,692 billion in 2014, while the decrease in interest income outpaced a decrease in interest expense, resulting in a decrease in net interest income. Our net interest spread, which represents the difference between the average yield on our interest earning assets and the average cost of our interest bearing liabilities, declined from 2.31% in 2013 to 2.22% in 2014. The decline in our net interest spread reflected a larger decrease in the average yield of our interest earning assets, relative to the decrease in the average cost of our interest bearing liabilities, primarily due to the earlier adjustment of interest rates on interest earning assets compared to interest rates on interest bearing liabilities in the context of the lower interest rate environment, as well as the continuing rate-based competition in the Korean banking industry for the marketing of both loan and deposit products.

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

Net interest margin. Our overall net interest margin decreased from 2.71% in 2012 to 2.51% in 2013, as a 7.3% decrease in our net interest income from ￦7,038 billion in 2012 to ￦6,523 billion in 2013 outpaced a 0.2% decrease in the average volume of our interest earning assets from ￦260,120 billion in 2012 to ￦259,645 billion in 2013. The decrease in average interest earning assets was outpaced by a 1.0% decrease in average interest bearing liabilities from ￦240,831 billion in 2012 to ￦238,452 billion in 2013, while the decrease in interest expense was more than offset by a decrease in interest income, resulting in a decrease in net interest income. Our net interest spread declined from 2.48% in 2012 to 2.31% in 2013. The decline in our net interest spread reflected a larger decrease in the average yield of our interest earning assets, relative to the decrease in the average cost of our interest bearing liabilities, primarily due to the earlier adjustment of interest rates on interest earning assets compared to interest rates on interest bearing liabilities in the context of the lower interest rate environment, as well as the continuing rate-based competition in the Korean banking industry for the marketing of loan products.

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

Comparison of 2014 to 2013

Our provision for credit losses decreased 14.9% from ￦1,443 billion in 2013 to ￦1,228 billion in 2014, primarily due to a decrease in provision for loan losses in respect of our corporate loans and credit card receivables. Such decrease resulted mainly from an improvement in the overall asset quality of such loans and receivables reflecting a decrease in delinquency rates.

Our write-offs, net of recoveries, decreased 9.1% from ￦1,717 billion in 2013 to ￦1,560 billion in 2014, primarily due to a an increase in recoveries from written-off corporate loans.

Our reversal of provision for acceptances and guarantees and unused loan commitments increased from ￦8 billion in 2013 to ￦21 billion in 2014, due mainly to an increase in reversal of provision for acceptances and guarantees issued on behalf of construction companies, as well as an increase in reversal of provision for unused loan commitments.

Comparison of 2013 to 2012

Our provision for credit losses decreased 10.2% from ￦1,607 billion in 2012 to ￦1,443 billion in 2013, primarily due to an improvement in the overall asset quality of our loans reflecting a decrease in delinquency rates.

Our loan write-offs, net of recoveries, decreased 1.7% from ￦1,747 billion in 2012 to ￦1,717 billion in 2013, primarily due to a decrease in write-offs of credit card receivables.

Our reversal of provision for acceptances and guarantees and unused loan commitments decreased from ￦91 billion in 2012 to ￦8 billion in 2013, due primarily to a decrease in reversal of provision for refund guarantees issued on behalf of shipbuilding companies.

Allowances for Loan Losses

We establish allowances for loan losses with respect to loans to absorb such losses. We assess individually significant loans on a case-by-case basis and other loans on a collective basis. In addition, if we determine that no objective evidence of impairment exists for a loan, we include such loan in a group of loans with similar credit risk characteristics and assess them collectively for impairment regardless of whether such loan is significant. For further information on allowances for loan losses, see “—Critical Accounting Policies—Impairment of Loans and Allowances for Loan Losses” and “Item 4.B. Business Overview—Assets and Liabilities—Loan Portfolio—Allocation and Analysis of Allowances for Loan Losses.”

Corporate Loans. The following table shows, for the periods indicated, certain information regarding our impaired corporate loans:

	As of December 31,
	2012	2013	2014
Impaired corporate loans as a percentage of total corporate loans	2.3%	2.8%	2.0%
Allowances for loan losses for corporate loans as a percentage of total corporate loans	2.2	1.8	1.5
Allowances for loan losses for corporate loans as a percentage of impaired corporate loans	94.5	65.5	72.7
Net charge-offs of corporate loans as a percentage of total corporate loans	1.0	1.0	0.8

During 2014, impaired corporate loans and allowances for loan losses for corporate loans, each as a percentage of total corporate loans, decreased primarily due to a decrease in our impaired corporate loans, which mainly reflected our efforts to improve the asset quality of our corporate loan portfolio. Such decrease in our impaired corporate loans outpaced a decrease in allowance for loan losses for corporate loans, which caused the level of allowances for loan losses for corporate loans as a percentage of impaired corporate loans to increase during 2014.

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

Retail Loans. The following table shows, for the periods indicated, certain information regarding our impaired retail loans:

	As of December 31,
	2012	2013	2014
Impaired retail loans as a percentage of total retail loans	1.1%	1.0%	0.6%
Allowances for loan losses for retail loans as a percentage of total retail loans	0.7	0.5	0.5
Allowances for loan losses for retail loans as a percentage of impaired retail loans	58.1	56.7	70.1
Net charge-offs of retail loans as a percentage of total retail loans	0.3	0.4	0.4

During 2014, impaired retail loans as a percentage of total retail loans decreased as the effect of a decrease in our impaired retail loans, which reflected an improvement in the asset quality of our retail loan portfolio, was enhanced by an increase in the amount of our total retail loans. Such decrease in our impaired retail loans outpaced a decrease in allowance for loan losses for retail loans, which caused the level of allowances for loan losses for retail loans as a percentage of impaired retail loans to increase during 2014.

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

Credit Card Balances. The following table shows, for the periods indicated, certain information regarding our impaired credit card balances:

	As of December 31,
	2012	2013	2014
Impaired credit card balances as a percentage of total credit card balances	1.0%	1.8%	1.7%
Allowances for loan losses for credit card balances as a percentage of total credit card balances	2.8	3.5	3.4
Allowances for loan losses for credit card balances as a percentage of impaired credit card balances	272.9	196.4	195.3
Net charge-offs as a percentage of total credit card balances	3.0	2.2	2.5

During 2014, impaired credit card balances as a percentage of total credit card balances decreased slightly as the rate of decrease in our impaired credit card balances outpaced the rate of decrease in the amount of our total credit card balances. Allowances for loan losses for credit card balances as a percentage of both total credit card balances and impaired credit card balances similarly decreased slightly during 2014, primarily as a result of an improvement in the asset quality of our existing impaired credit card balances.

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

Net Fee and Commission Income

The following table shows, for the periods indicated, the components of our net fee and commission income:

	Year Ended December 31,						Percentage Change
	2012		2013		2014		2013/2012	2014/2013
	(in billions of Won)						(%)
Fee and commission income	￦	2,754	￦	2,657	￦	2,666	(3.5)%	0.3%
Fee and commission expense		(1,187)		(1,178)		(1,283)	(0.8)	8.9

Net fee and commission income	￦	1,567	￦	1,479	￦	1,383	(5.6)	(6.5)

Comparison of 2014 to 2013

Our net fee and commission income decreased 6.5% from ￦1,479 billion in 2013 to ￦1,383 billion in 2014, primarily due to an 8.9% increase in fee and commission expense from ￦1,178 in 2013 to ￦1,283 in 2014.

Our fee and commission income remained relatively constant at ￦2,666 billion in 2014 compared to ￦2,657 billion in 2013, as increases in trust and other fiduciary fees and debit card related fees and commissions were offset by decreases in agent activity fees and commissions from transfer agent services. Trust and other fiduciary fees increased 43.5% from ￦161 billion in 2013 to ￦231 billion in 2014 primarily due to an increase in sales of equity linked securities. Debit card related fees and commissions increased 14.1% from ￦256 billion in 2013 to ￦292 billion in 2014, which mainly reflected the impact of the government initiative to encourage the use of debit cards instead of credit cards. Credit card related fees and commissions received decreased from ￦1,127 billion in 2013 to ￦1,107 billion in 2014. Agent activity fees decreased 23.7% from ￦207 billion in 2013 to ￦158 billion in 2014 principally as a result of reduced bancassurance activities, while commissions from transfer agent services decreased 16.3% from ￦178 billion in 2013 to ￦149 billion in 2014 primarily due to a decrease in sales of beneficiary certificates.

The 8.9% increase in fee and commission expense was primarily due to a 48.8% increase in other fees and commissions paid from ￦125 billion in 2013 to ￦186 billion in 2014 and a 4.9% increase in credit card and debit card related fees and commissions paid from ￦934 billion in 2013 to ￦980 billion in 2014. The increase in other fees and commissions paid resulted mainly from an increase in investment banking related fees and commissions. The increase in credit card and debit card related fees and commissions paid resulted primarily from an increase in debit card related fees and commissions, including fees paid to value-added network providers, reflecting the increased use of debit cards.

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

The 0.8% decrease in fee and commission expense was primarily due to a decrease in credit card and debit card related fees and commissions paid from ￦997 billion in 2012 to ￦934 billion in 2013. The effect of such decrease was partially offset by a 62.3% increase in other fee and commission expenses from ￦77 billion in 2012 to ￦125 billion in 2013, mainly resulting from an increase in fee and commission expenses from factored receivables.

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

Net Gain on Financial Assets and Liabilities at Fair Value through Profit or Loss

The following table shows, for the periods indicated, the components of our net gain on financial assets and liabilities at fair value through profit or loss:

	Year Ended December 31,						Percentage Change
	2012		2013		2014		2013/2012	2014/2013
	(in billions of Won)						(%)
Net gain on financial assets held-for-trading	￦	437	￦	250	￦	414	(42.8)%	65.6%
Net gain on derivatives held-for-trading		456		544		98	19.3	(82.0)
Net loss on financial liabilities held-for-trading		(44)		(15)		(62)	(65.9)	313.3
Net gain on financial instruments designated at fair value through profit or loss		(37)		(22)		(11)	(40.5)	(50.0)

Net gain on financial assets and liabilities at fair value through profit or loss	￦	812	￦	757	￦	439	(6.8)	(42.0)

Comparison of 2014 to 2013

Our net gain on financial assets and liabilities at fair value through profit or loss decreased 42.0% from ￦757 billion in 2013 to ￦439 billion in 2014, primarily as a result of an 82.0% decrease in net gain on derivatives held-for-trading from ￦544 billion in 2013 to ￦98 billion in 2014, which was offset in part by a 65.6% increase in net gain on financial assets held-for-trading from ￦250 billion in 2013 to ￦414 billion in 2014. The decrease in net gain on derivatives held-for-trading was principally due to a 76.2% decrease in net gain on currency derivatives held-for-trading from ￦517 billion in 2013 to ￦123 billion in 2014. The increase in net gain on financial assets held-for-trading mainly reflected a 94.6% increase net gain on debt securities held-for-trading from ￦222 billion in 2013 to ￦432 billion in 2014.

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

General and Administrative Expenses

The following table shows, for the periods indicated, the components of our general and administrative expenses:

	Year Ended December 31,						Percentage Change
	2012		2013		2014		2013/2012	2014/2013
	(in billions of Won)						(%)
Employee compensation and benefits	￦	2,442	￦	2,534	￦	2,593	3.8%	2.3%
Depreciation and amortization		328		287		261	(12.5)	(9.1)
Other general and administrative expenses		1,076		1,163		1,155	8.1	(0.7)

General and administrative expenses	￦	3,846	￦	3,984	￦	4,010	3.6	0.7

Comparison of 2014 to 2013

Our general and administrative expenses increased 0.7% from ￦3,984 billion in 2013 to ￦4,010 billion in 2014, primarily as a result of a 2.3% increase in employee compensation and benefits from ￦2,534 billion in 2013 to ￦2,593 billion in 2014, which was offset in part by a 9.1% decrease in depreciation and amortization from ￦287 billion in 2013 to ￦261 billion in 2014. The increase in employee compensation and benefits was principally due to a 3.6% increase in salaries and short-term employee benefits from ￦1,641 billion in 2013 to ￦1,700 billion in 2014, which mainly reflected an increase in the average wage of our employees. The 9.1% decrease in depreciation and amortization was principally due to a decrease in the depreciation and amortization of software.

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

Net Other Operating Expenses

The following table shows, for the periods indicated, the components of our net other operating expenses:

	Year Ended December 31,						Percentage Change
	2012		2013		2014		2013/2012	2014/2013
	(in billions of Won)						(%)
Other operating income	￦	3,286	￦	3,137	￦	3,100	(4.5)%	(1.2)%
Other operating expenses		(4,818)		(4,442)		(4,141)	(7.8)	(6.8)

Net other operating expenses	￦	(1,532)	￦	(1,305)	￦	(1,041)	(14.8)	(20.2)

Comparison of 2014 to 2013

Our net other operating expenses decreased 20.2% from ￦1,305 billion in 2013 to ￦1,041 billion in 2014 as a 6.8% decrease in other operating expenses from ￦4,442 billion in 2013 to ￦4,141 billion in 2014 outpaced a 1.2% decrease in other operating income from ￦3,137 billion in 2013 to ￦3,100 billion in 2014.

Other operating income includes principally gain on foreign exchange transactions, income related to insurance, gain on sale of available-for-sale financial assets and other income. The 1.2% decrease in other operating income was attributable mainly to a 51.3% decrease in gain on sale of available-for-sale financial assets from ￦189 billion in 2013 to ￦92 billion in 2014 and a 15.3% decrease in other income from ￦262 billion in 2013 to ￦222 billion in 2014, the effect of which was partially offset by a 7.5% increase in gain on foreign exchange transactions from ￦1,387 billion in 2013 to ￦1,491 billion in 2014. The decrease in gain on sale of available-for-sale financial assets was principally due to gains realized in 2013 from sales of shares of Hyundai Merchant Co., Ltd. and Kumho Petrochemical Co., Ltd. held by us, which were not repeated in 2014. The decrease in other income was mainly due to a decrease in gain on sales of loans. The increase in gain on foreign exchange transactions, which was mainly the result of increased exchange rate volatility, was enhanced by a decrease in loss on foreign exchange transactions, which is recorded as part of other operating expenses. On a net basis, we recognized a net gain on foreign exchange transactions of ￦34 billion in 2014 compared to a net loss on foreign exchange transactions of ￦280 billion in 2013.

Other operating expenses include principally loss on foreign exchange transactions, expenses related to insurance, loss on sale of available-for-sale financial assets and other expenses. The 6.8% decrease in other operating expenses was primarily the result of a 12.6% decrease in loss on foreign exchange transactions from ￦1,667 billion in 2013 to ￦1,457 billion in 2014. The decrease in loss on foreign exchange transactions, which was mainly due to a decrease in the volume of our foreign currency transactions, was enhanced by an increase in gain on foreign exchange transactions, which is recorded as part of other operating income as discussed above.

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

In 2014, we changed our accounting policy with respect to uncertain tax positions based on the guidance in IAS 12, Income Taxes, which allows recognition of tax payments as current income tax assets to the extent it is probable that they will be recovered from the tax authorities. Our consolidated financial statements as of and for the years ended December 31, 2012 and 2013 have been restated to reflect such change in accounting policy. See “—Overview—Changes in Accounting Policies” and Note 2.1 of the notes to our consolidated financial statements included elsewhere in this annual report.

Comparison of 2014 to 2013

Income tax expense decreased by 10.2% from ￦541 billion in 2013 to ￦486 billion in 2014, primarily due to a decrease in adjustments recognized in 2014 for current tax of prior years, as well as a change in income tax expense (benefit) recognized directly in equity relating to the value of available-for-sale financial assets from an income tax expense of ￦8 billion in 2013 to an income tax benefit of ￦79 billion in 2014. The statutory tax rate was 24.2% in 2013 and 2014. Our effective tax rate was 25.6% in 2014 compared to 29.8% in 2013.

Comparison of 2013 to 2012

Income tax expense increased 4.0% from ￦520 billion in 2012 to ￦541 billion in 2013, primarily due to an increase in adjustments recognized in 2013 for current tax of prior years. The statutory tax rate was 24.2% in 2012 and 2013. Our effective tax rate was 29.8% in 2013 compared to 22.6% in 2012.

See Note 33 of the notes to our consolidated financial statements included elsewhere in this annual report.

Profit for the Year

As a result of the above, our profit for the year was ￦1,415 billion in 2014, compared to ￦1,275 billion in 2013 and ￦1,779 billion in 2012.

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

The following table shows, for the periods indicated, our results of operations by segment:

	Profit (1)(2) for the Year Ended December 31,						Total Operating Revenue (3) for the Year Ended December 31,
	2012		2013		2014		2012		2013		2014
	(in billions of Won)
Retail banking operations	￦	686	￦	178	￦	110	￦	3,041	￦	2,454	￦	2,212
Corporate banking operations		238		157		383		1,953		1,732		1,710
Other banking operations		555		496		536		1,297		1,486		1,481
Credit card operations		291		384		333		1,287		1,421		1,281
Investment and securities operations		18		12		26		143		115		141
Life insurance operations		17		9		7		131		102		105
Other		48		61		115		33		144		266

Total (4)	￦	1,853	￦	1,297	￦	1,510	￦	7,885	￦	7,454	￦	7,196

(1)	After deduction of income tax allocated to each segment.
(2)

The amounts for 2014 reflect a change in our accounting policies with respect to uncertain tax positions in 2014. Corresponding amounts for 2012 and 2013 have been restated to retroactively apply such change. See “—Overview—Changes in Accounting Policies.”

(3)	Represents operating revenue from external customers. See Note 5 of the notes to our consolidated financial statements.
(4)	Prior to adjustments for consolidation, inter-segment transactions and certain differences in classification under our management reporting system.

Retail Banking Operations

This segment consists of retail banking services provided by Kookmin Bank. The following table shows, for the periods indicated, our income statement data for this segment:

	Year Ended December 31,						Percentage Change
	2012		2013		2014		2013/2012	2014/2013
	(in billions of Won)						(%)
Income statement data
Interest income	￦	5,682	￦	4,786	￦	4,433	(15.8)%	(7.4)%
Interest expense		(3,158)		(2,773)		(2,353)	(12.2)	(15.1)
Net fee and commission income		696		612		525	(12.1)	(14.2)
Net loss from financial assets and liabilities at fair value through profit or loss		(15)		(2)		(20)	(86.7)	900.0
Net other operating expense		(235)		(261)		(421)	11.1	61.3
General and administrative expenses		(1,673)		(1,740)		(1,696)	4.0	(2.5)
Provision for credit losses		(392)		(358)		(304)	(8.7)	(15.1)

Profit before income tax		905		264		164	(70.8)	(37.9)
Tax expense		(219)		(86)		(54)	(60.7)	(37.2)

Profit for the year	￦	686	￦	178	￦	110	(74.1)	(38.2)

Comparison of 2014 to 2013

Our profit before income tax for this segment decreased 37.9% from ￦264 billion in 2013 to ￦164 billion in 2014.

Interest income from our retail banking operations decreased 7.4% from ￦4,786 billion in 2013 to ￦4,433 billion in 2014. This decrease was principally due to decreases in the average yields on mortgage, home equity and other consumer loans, mainly reflecting a decrease in the general level of interest rates in Korea from 2013 to 2014, which were partially offset by increases in the average volume of such loans from 2013 to 2014.

Our largest and most important funding source is deposits from retail customers, which represent more than half of our total deposits. Interest expense for this segment decreased 15.1% from ￦2,773 billion in 2013 to ￦2,353 billion in 2014. This decrease was primarily due to a decrease in the average cost of time deposits held by retail customers, which mainly reflected a decrease in the general level of interest rates in Korea from 2013 to 2014.

Net fee and commission income attributable to this segment decreased 14.2% from ￦612 billion in 2013 to ￦525 billion in 2014, mainly due to decreases in fee and commission income from bancassurance operations and sales of beneficiary certificates as agents.

Net loss from financial assets and liabilities at fair value through profit or loss attributable to this segment increased tenfold from ￦2 billion in 2013 to ￦20 billion in 2014, principally as a result of an increase in valuation loss on derivatives.

Net other operating expense attributable to this segment increased 61.3% from ￦261 billion in 2013 to ￦421 billion in 2014, mainly as a result of an increase in expenses related to inter-segment borrowings.

General and administrative expenses attributable to this segment decreased 2.5% from ￦1,740 billion in 2013 to ￦1,696 billion in 2014, primarily due to a decrease in education taxes, reflecting a decrease in interest income. Education taxes are levied on revenues of financial institutions.

Provision for credit losses decreased 15.1% from ￦358 billion in 2013 to ￦304 billion in 2014, mainly due to an improvement in the asset quality of retail loans, reflecting a decrease in delinquency rates.

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

Corporate Banking Operations

This segment consists of corporate banking services provided by Kookmin Bank. The following table shows, for the periods indicated, our income statement data for this segment:

	Year Ended December 31,						Percentage Change
	2012		2013		2014		2013/2012	2014/2013
	(in billions of Won)						(%)
Income statement data
Interest income	￦	5,190	￦	4,391	￦	4,009	(15.4)%	(8.7)%
Interest expense		(2,597)		(1,840)		(1,560)	(29.1)	(15.2)
Net fee and commission income		233		241		237	3.4	(1.7)
Net gain (loss) from financial assets and liabilities at fair value through profit or loss		(1)		—		—	(100.0)	—
Net other operating expense		(871)		(1,055)		(906)	21.1	(14.1)
General and administrative expenses		(792)		(822)		(711)	3.8	(13.5)
Provision for credit losses		(853)		(706)		(567)	(17.2)	(19.7)
Net other non-operating revenue		6		1		2	(83.3)	100.0

Profit before income tax		315		210		504	(33.3)	140.0
Tax expense		(77)		(53)		(121)	(31.2)	128.3

Profit for the year	￦	238	￦	157	￦	383	(34.0)	143.9

Comparison of 2014 to 2013

Our profit before income tax for this segment increased 140.0% from ￦210 billion in 2013 to ￦504 billion in 2014.

Interest income from our corporate banking operations decreased 8.7% from ￦4,391 billion in 2013 to ￦4,009 billion in 2014. This decrease was principally due to a decrease in average yields on corporate loans, mainly reflecting the lower interest rate environment in Korea in 2014, which was offset in part by an increase in the average volume of such loans.

Interest expense for this segment decreased 15.2% from ￦1,840 billion in 2013 to ￦1,560 billion in 2014. This decrease was principally due to a decrease in the average cost of time deposits held by corporate customers, which mainly reflected a decrease in the general level of interest rates in Korea from 2013 to 2014.

Net fee and commission income attributable to this segment decreased 1.7% from ￦241 billion in 2013 to ￦237 billion in 2014, primarily due to decreases in foreign currency related fees and guarantee fees.

Net other operating expense attributable to this segment decreased 14.1% from ￦1,055 in 2013 to ￦906 billion in 2014, mainly as a result of a decrease in expenses related to inter-segment borrowings.

General and administrative expenses attributable to this segment decreased 13.5% from ￦822 billion in 2013 to ￦711 billion in 2014, principally due to a decrease in labor expenses allocated to this segment based on the relative volume of loans attributable to this segment.

Provision for credit losses decreased 19.7% from ￦706 billion in 2013 to ￦567 billion in 2014, due mainly to an overall improvement in the asset quality of corporate loans, reflecting a decrease in delinquency rates.

Net other non-operating revenue attributable to this segment increased from ￦1 billion in 2013 and ￦2 billion in 2014.

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

Other Banking Operations

This segment primarily consists of Kookmin Bank’s banking operations other than retail and corporate banking operations, including treasury activities and Kookmin Bank’s “back office” administrative operations. The following table shows, for the periods indicated, our income statement data for this segment:

	Year Ended December 31,						Percentage Change
	2012		2013		2014		2013/2012	2014/2013
	(in billions of Won)						(%)
Income statement data
Interest income	￦	1,623	￦	1,418	￦	1,261	(12.6)%	(11.1)%
Interest expense		(961)		(822)		(819)	(14.5)	(0.4)
Net fee and commission income		324		252		316	(22.2)	25.4
Net gain from financial assets and liabilities at fair value through profit or loss		757		693		376	(8.5)	(45.7)
Net other operating income (expense)		(144)		261		558	N/M (1)	113.8
General and administrative expenses		(811)		(835)		(966)	3.0	15.7
Provision for credit losses		(49)		(1)		(17)	(98.0)	1,600.0
Share of profit (loss) of associates		(6)		(203)		18	3,283.3	N/M (1)
Net other non-operating expense		(71)		(25)		(35)	(64.8)	40.0

Profit (loss) before income tax		662		738		692	11.5	(6.2)
Tax expense (2)		(107)		(242)		(156)	126.2	(35.5)

Profit for the year (2)	￦	555	￦	496	￦	536	(10.6)	8.1

(1)	“N/M” means not meaningful.
(2)

The amounts for 2014 reflect a change in our accounting policies with respect to uncertain tax positions in 2014. Corresponding amounts for 2012 and 2013 have been restated to retroactively apply such change. See “—Overview—Changes in Accounting Policies.”

Comparison of 2014 to 2013

Our profit before income tax for this segment decreased 6.2% from ￦738 billion in 2013 to ￦692 billion in 2014.

Interest income from our other banking operations decreased 11.1% from ￦1,418 billion in 2013 to ￦1,261 billion in 2014. This decrease was attributable primarily to a decrease in the average yields on debt securities in Kookmin Bank’s financial investments portfolio, due mainly to the lower interest rate environment in Korea in 2014, as well as a decrease in the average volume of such debt securities.

Interest expense for this segment remained relatively constant at ￦819 billion in 2014 compared to ￦822 billion in 2013.

Net fee and commission income attributable to this segment increased 25.4% from ￦252 billion in 2013 to ￦316 billion in 2014, mainly due an increase other fees and commissions received, as well as an increase in fee and commission income from providing agency services to affiliates.

Net gain from financial assets and liabilities at fair value through profit or loss attributable to this segment decreased 45.7% from ￦693 billion in 2013 to ￦376 billion in 2014, principally as a result of a decrease in net gain on derivatives held-for-trading.

Net other operating income increased 113.8% from ￦261 billion in 2013 to ￦558 billion in 2014, mainly as a result of an increase in income from inter-segment lending.

General and administrative expenses attributable to this segment increased 15.7% from ￦835 billion in 2013 to ￦966 billion in 2014, principally due to an increase in salary expense.

Provision for credit losses increased seventeen-fold from ￦1 billion in 2013 to ￦17 billion in 2014, mainly reflecting an increase in provision for receivables from derivatives transactions.

Share of profit (loss) of associates attributable to this segment changed from a loss of ￦203 billion in 2013 to a profit of ￦18 billion in 2014, principally as a result of a decrease in loss on equity method investments from Kookmin Bank’s investment in JSC Bank CenterCredit.

Net other non-operating expense attributable to this segment increased 40.0% from ￦25 billion in 2013 to ￦35 billion in 2014, primarily due to an increase other non-operating expense related to satisfaction of judgments in legal proceedings with respect to which the actual payments made were greater than the litigation allowances established.

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

Credit Card Operations

This segment consists of credit card activities conducted by KB Kookmin Card. The following table shows, for the periods indicated, our income statement data for this segment:

	Year Ended December 31,						Percentage Change
	2012		2013		2014		2013/2012	2014/2013
	(in billions of Won)						(%)
Income statement data
Interest income	￦	1,388	￦	1,436	￦	1,354	3.5%	(5.7)%
Interest expense		(414)		(379)		(360)	(8.5)	(5.0)
Net fee and commission income		158		185		95	17.1	(48.6)
Net other operating expense		(83)		(39)		(32)	(53.0)	(17.9)
General and administrative expenses		(349)		(354)		(341)	1.4	(3.7)
Provision for credit losses		(315)		(345)		(278)	9.5	(19.4)
Net other non-operating expense		(4)		(2)		(5)	(50.0)	150.0

Profit before income tax		381		502		433	31.8	(13.7)
Tax expense		(90)		(118)		(100)	31.1	(15.3)

Profit for the year	￦	291	￦	384	￦	333	32.0	(13.3)

Comparison of 2014 to 2013

Our profit before income tax for this segment decreased 13.7% from ￦502 billion in 2013 to ￦433 billion in 2014.

Interest income from our credit card operations decrease 5.7% from ￦1,436 billion in 2013 to ￦1,354 billion in 2014. This decrease was primarily due to a decrease in average yields on credit card receivables, mainly reflecting the lower interest rate environment in Korea in 2014, which was enhanced by a decrease in the average volume of such receivables.

Interest expense for this segment decreased 5.0% from ￦379 billion in 2013 to ￦360 billion in 2014. This decrease was primarily due to decreased funding costs for this segment in light of the lower interest rate environment in Korea in 2014.

Net fee and commission income attributable to this segment decreased 48.6% from ￦185 billion in 2013 to ￦95 billion in 2014, which resulted mainly from an increase in credit card and debit card related fee and commission expenses. Such increase was principally due to an increase in debit card related fee and commission expenses, including fees paid to value-added network providers, reflecting the increased use of debit cards.

Net other operating expense attributable to this segment decreased 17.9% from ￦39 billion in 2013 to ￦32 billion in 2014, primarily due to a decrease in accumulated reward points that are recognized as other operating expense, reflecting a change in our rewards program in 2014.

General and administrative expenses attributable to this segment decreased 3.7% from ￦354 billion in 2013 to ￦341 billion in 2014, mainly due to a decrease in other general and administrative expenses, including communication expenses and supplies expenses.

Provision for credit losses decreased 19.4% from ￦345 billion in 2013 to ￦278 billion in 2014, mainly due to an improvement in the overall asset quality of our credit card receivables, reflecting a decrease in delinquency rates.

Net other non-operating expense attributable to this segment increased 150.0% from ￦2 billion in 2013 to ￦5 billion in 2014, primarily due to an increase in miscellaneous other non-operating expense, which resulted mainly from an increase in expenses related to management of credit card receivables, as well as an increase in charitable donations by KB Kookmin Card.

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

Investment and Securities Operations

This segment consists primarily of securities brokerage, investment banking, securities investment and trading and other capital markets services conducted by KB Investment & Securities. The following table shows, for the periods indicated, our income statement data for this segment:

	Year Ended December 31,						Percentage Change
	2012		2013		2014		2013/2012	2014/2013
	(in billions of Won)						(%)
Income statement data
Interest income	￦	38	￦	41	￦	45	7.9%	9.8%
Interest expense		(19)		(17)		(27)	(10.5)	58.8
Net fee and commission income		86		76		76	(11.6)	—
Net gain from financial assets and liabilities at fair value through profit or loss		39		19		47	(51.3)	147.4
Net other operating income		5		1		5	(80.0)	400.0
General and administrative expenses		(118)		(96)		(103)	(18.6)	7.3
Provision for credit losses		(4)		(5)		(4)	25.0	(20.0)
Net other non-operating expense		(3)		(2)		—	(33.3)	(100.0)

Profit before income tax		24		17		39	(29.2)	129.4
Tax expense (1)		(6)		(5)		(13)	(16.7)	160.0

Profit for the year	￦	18	￦	12	￦	26	(33.3)	116.7

(1)	Represents income tax attributable to KB Investment & Securities.

Comparison of 2014 to 2013

Our profit before income tax for this segment increased 129.4% from ￦17 billion in 2013 to ￦39 billion in 2014.

Interest income from this segment increased 9.8% from ￦41 billion in 2013 to ￦45 billion in 2014. This increase was primarily due to an increase in the average volume of loans secured by securities.

Interest expense for this segment increased 58.8% from ￦17 billion in 2013 to ￦27 billion in 2014, which mainly reflected an increase in the average volume of repurchase agreements.

Net fee and commission income attributable to this segment remained constant at ￦76 billion in 2013 and 2014.

Net gain from financial assets and liabilities at fair value through profit or loss attributable to this segment increased 147.4% from ￦19 billion in 2013 to ￦47 billion in 2014, principally as a result of an increase in net gain on financial assets held-for-trading and derivatives held-for-trading.

Net other operating income attributable to this segment increased five-fold from ￦1 billion in 2013 to ￦5 billion in 2014, principally as a result of an increase in net gain on foreign exchange transactions.

General and administrative expenses attributable to this segment increased 7.3% from ￦96 billion in 2013 to ￦103 billion in 2014, principally due to an increase in performance-based salary expense.

Provision for credit losses decreased 20.0% from ￦5 billion in 2013 to ￦4 billion in 2014.

Net other non-operating expense attributable to this segment decreased from ￦2 billion in 2013 to nil in 2014.

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

Life Insurance Operations

This segment consists of life insurance and wealth management services provided by KB Life Insurance. The following table shows, for the periods indicated, our income statement data for this segment:

	Year Ended December 31,						Percentage Change
	2012		2013		2014		2013/2012	2014/2013
	(in billions of Won)						(%)
Income statement data
Interest income	￦	192	￦	200	￦	227	4.2%	13.5%
Interest expense		—		—		—	—	—
Net gain from financial assets and liabilities at fair value through profit or loss		8		18		10	125.0	(44.4)
Net other operating expense		(132)		(154)		(163)	16.7	5.8
General and administrative expenses		(45)		(51)		(60)	13.3	17.6
Provision for credit losses		—		(1)		(1)	N/M (1)	—
Net other non-operating expense		(1)		—		(1)	(100.0)	N/M (1)

Profit before income tax		22		12		12	(45.5)	—
Tax expense (2)		(5)		(3)		(5)	(40.0)	66.7

Profit for the year	￦	17	￦	9	￦	7	(47.1)	(22.2)

(1)	“N/M” means not meaningful.
(2)	Represents income tax attributable to KB Life Insurance.

Comparison of 2014 to 2013

Our profit before income tax for this segment remained constant at ￦12 billion in 2013 and 2014.

Interest income from this segment increased 13.5% from ￦200 billion in 2013 to ￦227 billion in 2014, primarily due to an increase in the average volume of held-to-maturity debt securities held by KB Life Insurance, particularly government agency debt securities.

Net gain from financial assets and liabilities at fair value through profit or loss attributable to this segment decreased 44.4% from ￦18 billion in 2013 to ￦10 billion in 2014, which mainly reflected a decrease in gains on sales of beneficiary certificates.

Net other operating expense attributable to this segment increased 5.8% from ￦154 billion in 2013 to ￦163 billion in 2014, principally due to a decrease in income related to insurance as the number of insurance policies cancelled or partially withdrawn increased, mainly reflecting a downturn in the economy.

General and administrative expenses attributable to this segment increased 17.6% from ￦51 billion in 2013 to ￦60 billion in 2014, primarily due to increases in rental expense and salary expense.

Provision for credit losses remained constant at ￦1 billion in 2013 and 2014.

Net other non-operating expense attributable to this segment changed from nil in 2013 to ￦1 billion in 2014.

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

Other

“Other” includes the operations of our holding company and all of our subsidiaries that were consolidated under IFRS as issued by the IASB as of December 31, 2014 except Kookmin Bank, KB Kookmin Card, KB Investment & Securities and KB Life Insurance, including principally KB Asset Management, KB Real Estate Trust, KB Investment, KB Credit Information, KB Data System, KB Savings Bank and KB Capital (commencing in 2014). See “—Overview—Acquisitions.” The following table shows, for the periods indicated, our income statement data for this segment:

	Year Ended December 31,						Percentage Change
	2012		2013		2014		2013/2012		2014/2013
	(in billions of Won)						(%)
Income statement data
Interest income	￦	123	￦	106	￦	326	(13.8)%		207.5%
Interest expense		(47)		(25)		(123)	(46.8)		392.0
Net fee and commission income		97		118		134	21.6		13.6
Net gain from financial assets and liabilities at fair value through profit or loss		25		29		26	16.0		(10.3)
Net other operating income		37		40		70	8.1		75.0
General and administrative expenses		(133)		(142)		(189)	6.8		33.1
Provision (reversal of provision) for credit losses		6		(28)		(57)	N/M	(1)	103.6
Share of loss of associates		—		(38)		(14)	N/M	(1)	(63.2)
Net non-operating revenue (expense)		(45)		31		(25)	N/M	(1)	N/M (1)

Profit before income tax		63		91		148	44.4		62.6
Tax expense (2)		(15)		(30)		(33)	100.0		10.0

Profit for the year	￦	48	￦	61	￦	115	27.1		88.5

(1)	“N/M” means not meaningful.
(2)

Represents income tax attributable to our holding company and all of our subsidiaries that were consolidated under IFRS as issued by the IASB except Kookmin Bank, KB Kookmin Card, KB Investment & Securities and KB Life Insurance.

Comparison of 2014 to 2013

Our profit before income tax for this segment increased 62.6% from ￦91 billion in 2013 to ￦148 billion in 2014.

Interest income attributable to this segment increased 207.5% from ￦106 billion in 2013 to ￦326 billion in 2014. This increase was primarily due to an increase in interest on loans, mainly reflecting the addition of KB Capital to this segment from 2014.

Interest expense attributable to this segment increased 392.0% from ￦25 billion in 2013 to ￦123 billion in 2014, principally reflecting the addition of KB Capital to this segment from 2014.

Net fee and commission income attributable to this segment increased 13.6% from ￦118 billion in 2013 to ￦134 billion in 2014, mainly as the result of increases in rental fees and lease fees, mainly reflecting the addition of KB Capital to this segment from 2014.

Net gain from financial assets and liabilities at fair value through profit or loss attributable to this segment decreased 10.3% from ￦29 billion in 2013 to ￦26 billion in 2014, principally due to a decrease in net gain on valuation of derivatives held by KB Mezzanine Private Securities Fund I, which was partially offset by an increase in net gain on valuation of financial assets held for trading by KStar KTB ETF (Bond).

Net other operating income attributable to this segment increased 75.0% from ￦40 billion in 2013 to ￦70 billion in 2014, primarily as a result of an increase in other operating income from sales of non-performing loans held by KB Capital and KB Savings Bank.

General and administrative expenses attributable to this segment increased 33.1% from ￦142 billion in 2013 to ￦189 billion in 2014, which mainly reflected the addition of KB Capital to this segment from 2014.

Provision for credit losses increased 103.6% from ￦28 billion in 2013 to ￦57 billion in 2014, principally reflecting the addition of KB Capital to this segment from 2014.

Share of loss of associates attributable to this segment decreased 63.2% from ￦38 billion in 2013 to ￦14 billion in 2014, primarily due to a decrease in impairment losses attributable to this segment.

Net other non-operating revenue (expense) attributable to this segment changed from a revenue of ￦31 billion in 2013 to an expense of ￦25 billion in 2014, primarily due to a decrease in other non-operating revenue from KB Asset Management, which was enhanced by an increase in impairment losses on goodwill recognized by KB Savings Bank.

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

Item 5.B.	Liquidity and Capital Resources

Financial Condition

Assets

The following table sets forth, as of the dates indicated, the principal components of our assets:

	As of December 31,						Percentage Change
	2012		2013		2014		2013/2012	2014/2013
	(in billions of Won)						(%)
Cash and due from financial institutions	￦	10,593	￦	14,793	￦	15,424	39.6%	4.3%
Financial assets at fair value through profit or loss		9,560		9,329		10,758	(2.4)	15.3
Derivative financial assets		2,091		1,819		1,968	(13.0)	8.2
Financial investments		36,467		34,849		34,961	(4.4)	0.3
Loans:
Loans to banks		4,398		6,335		6,208	44.0	(2.0)

Loans to customers other than banks:
Loans in Won		185,889		189,516		200,345	2.0	5.7
Loans in foreign currencies		3,538		3,055		2,624	(13.7)	(14.1)
Domestic import usance bills		3,595		2,978		3,694	(17.2)	24.0
Off-shore funding loans		754		670		665	(11.1)	(0.7)
Call loans		1,193		697		292	(41.6)	(58.1)
Bills bought in Won		30		14		7	(53.3)	(50.0)
Bills bought in foreign currencies		2,522		1,588		1,958	(37.0)	23.3
Guarantee payments under payment guarantee		45		38		13	(15.6)	(65.8)
Credit card receivables in Won		11,871		11,782		11,629	(0.7)	(1.3)
Credit card receivables in foreign currencies		3		2		3	(33.3)	50.0
Bonds purchased under repurchase agreements		1,251		1,683		1,082	34.5	(35.7)
Privately placed bonds		604		732		743	21.2	1.5
Factored receivables		1,221		2,772		2,793	127.0	0.8
Lease receivables		—		—		860	—	N/M (1)
Loans for installment credit		—		—		985	—	N/M (1)

Total loans to customers other than banks		212,516		215,527		227,693	1.4	5.6
Less:
Allowances for loan losses		(3,269)		(2,861)		(2,451)	(12.5)	(14.3)

Total loans, net		213,645		219,001		231,450	2.5	5.7
Property and equipment		3,100		3,061		3,083	(1.3)	0.7
Other assets (2)(3)		10,614		9,316		10,712	(12.2)	15.0

Total assets	￦	286,070	￦	292,168	￦	308,356	2.1	5.5

(1)	“N/M” means not meaningful.
(2)	Includes investments in associates and joint ventures, investment properties, intangible assets, current income tax assets, deferred income tax assets, assets held for sale and other assets.
(3)

The amount as of December 31, 2014 reflects a change in our accounting policy with respect to uncertain tax positions in 2014. Corresponding amounts as of December 31, 2012 and 2013 have been restated to retroactively apply such change. See “—Overview—Changes in Accounting Policies” and Note 2.1 of the notes to our consolidated financial statements included elsewhere in this annual report.

For further information on our assets, see “Item 4.B. Business Overview—Assets and Liabilities.”

Comparison of 2014 to 2013

Our total assets increased 5.5% from ￦292,168 billion as of December 31, 2013 to ￦308,356 billion as of December 31, 2014, principally due to a 5.7% increase in loans from ￦219,001 billion as of December 31, 2013 to ￦231,450 billion as of December 31, 2014. This increase in loans was mainly the result of a 5.7% increase in loans in Won from ￦189,516 billion as of December 31, 2013 to ￦200,345 billion as of December 31, 2014, which was offset in part by a 35.7% decrease in bonds purchased under repurchase from ￦1,683 billion as of December 31, 2013 to ￦1,082 billion as of December 31, 2014, a 14.1% decrease in loans in foreign currencies from ￦3,055 billion as of December 31, 2013 to ￦2,624 billion as of December 31, 2014 and a 58.1% decrease in call loans from ￦697 billion as of December 31, 2013 to ￦292 billion as of December 31, 2014.

Comparison of 2013 to 2012

Our total assets increased 2.1% from ￦286,070 billion as of December 31, 2012 to ￦292,168 billion as of December 31, 2013, principally due to a 2.5% increase in loans from ￦213,645 billion as of December 31, 2012 to ￦219,001 billion as of December 31, 2013 and a 39.6% increase in cash and due from financial institutions from ￦10,593 billion as of December 31, 2012 to ￦14,793 billion as of December 31, 2013. The effect of these increases was partially offset by a 4.4% decrease in financial investments from ￦36,467 billion as of December 31, 2012 to ￦34,849 billion as of December 31, 2013 and a 12.2% decrease in other assets from ￦10,604 billion as of December 31, 2012 to ￦9,316 billion as of December 31, 2013.

Liabilities and Equity

The following table sets forth, as of the dates indicated, the principal components of our liabilities and our equity:

	As of December 31,						Percentage Change
	2012		2013		2014		2013/2012	2014/2013
	(in billions of Won)						(%)
Liabilities:
Financial liabilities at fair value through profit or loss	￦	1,851	￦	1,115	￦	1,819	(39.8)%	63.1%
Deposits		197,346		200,882		211,549	1.8	5.3
Debts		15,965		14,101		15,865	(11.7)	12.5
Debentures		24,270		27,040		29,201	11.4	8.0
Provisions		670		678		614	1.2	(9.4)
Other liabilities (1)		20,886		22,369		21,795	7.1	(2.6)

Total liabilities		260,988		266,185		280,843	2.0	5.5

Equity:
Capital stock		1,932		1,932		1,932	—	—
Capital surplus		15,840		15,855		15,855	0.1	—
Accumulated other comprehensive income		295		336		461	13.9	37.2
Retained earnings (2)		6,820		7,860		9,067	15.2	15.4

Equity attributable to stockholders		24,887		25,983		27,315	4.4	5.1
Non-controlling interests		195		—		198	(100.0)	N/M (3)

Total equity		25,082		25,983		27,513	3.6	5.9

Total liabilities and equity	￦	286,070	￦	292,168	￦	308,356	2.1	5.5

(1)	Includes derivative financial liabilities, current income tax liabilities, deferred income tax liabilities, defined benefit liabilities and other liabilities.

(2)

The amount as of December 31, 2014 reflects a change in our accounting policy with respect to uncertain tax positions in 2014. Corresponding amounts as of December 31, 2012 and 2013 have been restated to retroactively apply such change. See “—Overview—Changes in Accounting Policies” and Note 2.1 of the notes to our consolidated financial statements included elsewhere in this annual report.

(3)	“N/M” means not meaningful.

Comparison of 2014 to 2013

Our total liabilities increased 5.5% from ￦266,185 billion as of December 31, 2013 to ￦280,843 billion as of December 31, 2014. The increase was primarily due to a 5.3% increase in deposits from ￦200,882 billion as of December 31, 2013 to ￦211,549 billion as of December 31, 2014. Our deposits increased mainly as a result of an increase in demand deposits.

Our total equity increased 5.9% from ￦25,983 billion as of December 31, 2013 to ￦27,513 billion as of December 31, 2014. This increase resulted principally from an increase in our retained earnings, which was attributable to the profit we generated in 2014.

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

Our total equity increased by 3.6% from ￦25,082 billion as of December 31, 2012 to ￦25,983 billion as of December 31, 2013. This increase resulted principally from an increase in our retained earnings, which was attributable to the profit we generated in 2013.

Liquidity

Our primary source of funding has historically been and continues to be deposits. Deposits amounted to ￦197,346 billion, ￦200,882 billion and ￦211,549 billion as of December 31, 2012, 2013 and 2014, which represented approximately 83.1%, 83.0% and 82.4% of our total funding, respectively. We have been able to use customer deposits to finance our operations generally, including meeting a portion of our liquidity requirements. Although the majority of deposits are short-term, it has been our experience that the majority of our depositors generally roll over their deposits at maturity, thus providing us with a stable source of funding. However, in the event that a substantial number of our depositors do not roll over their deposits or otherwise decide to withdraw their deposited funds, we would need to place increased reliance on alternative sources of funding, some of which may be more expensive than customer deposits, in order to finance our operations. See “Item 3.D. Risk Factors—Risks relating to liquidity and capital management—Our funding is highly dependent on short-term deposits, which dependence may adversely affect our operations.” In particular, we may increase our utilization of alternative funding sources such as short-term borrowings and cash and cash equivalents (including funds from maturing loans), as well as liquidating our positions in financial assets and using the proceeds to fund parts of our operations, as necessary.

We also obtain funding through debentures and debts to meet our liquidity needs. Debentures represented 10.2%, 11.2% and 11.4% of our total funding as of December 31, 2012, 2013 and 2014, respectively. Debts represented 6.7%, 5.8% and 6.2% of our total funding as of December 31, 2012, 2013 and 2014, respectively. For further information on our sources of funding, see “Item 4.B. Business Overview—Assets and Liabilities—Funding.”

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

We are a financial holding company, and substantially all of our operations are in our subsidiaries. Accordingly, we rely on distributions from our subsidiaries, direct borrowings and issuances of debt and equity securities to fund our liquidity obligations. We received aggregate dividends of ￦688 billion, ￦282 billion and ￦509 billion from our subsidiaries in 2012, 2013 and 2014, respectively. See “Item 3.D. Risk Factors—Risks relating to our financial holding company structure and strategy.”

Contractual Cash Obligations

The following table sets forth our contractual cash obligations (excluding short-term borrowings) as of December 31, 2014.

	Payments Due by Period
	Total		1 Year or Less		1-3 Years		3-5 Years		More Than 5 Years
	(in billions of Won)
Long-term borrowing obligations (1)(2)	￦	34,756	￦	9,552	￦	16,776	￦	3,806	￦	4,622
Operating lease obligations (3)		262		124		82		22		34
Capital lease obligations		25		19		3		2		1
Pension obligations		195		195		—		—		—
Deposits (2)(4)		140,225		127,291		8,302		1,365		3,267

Total	￦	175,463	￦	137,181	￦	25,163	￦	5,195	￦	7,924

(1)	Includes debt and debentures with original maturities of one year or more.
(2)

Includes estimated future interest payments, which have been estimated using contractual interest rates and scheduled contractual maturities of the outstanding debt obligations and borrowings as of December 31, 2014. In order to calculate future interest payments on debt with floating rates, we used contractual interest rates as of December 31, 2014.

(3)	This line item is not included within our consolidated statements of financial position.
(4)	Excluding demand deposits.

Commitments and Guarantees

The following table sets forth our commitments and guarantees as of December 31, 2014. These commitments and guarantees are not included within our consolidated statements of financial position.

	Payments Due by Period
	Total		1 Year or Less		1-3 Years		3-5 Years		More Than 5 Years
	(in billions of Won)
Financial guarantees (1)	￦	4,460	￦	1,055	￦	3,283	￦	58	￦	64
Confirmed acceptances and guarantees		5,159		3,174		1,664		244		77
Commitments		96,317		94,399		1,117		431		370

Total	￦	105,936	￦	98,628	￦	6,064	￦	733	￦	511

(1)

Includes ￦3,883 billion of irrevocable commitments to provide contingent liquidity credit lines to special purpose entities for which we serve as the administrator. See Note 39 of the notes to our consolidated financial statements.

Capital Adequacy

Kookmin Bank is subject to capital adequacy requirements of the Financial Services Commission applicable to Korean banks. The requirements applicable prior to December 2013 were formulated based on Basel II, which was first published by the Basel Committee on Banking Supervision, Bank for International Settlements in 2004. The requirements applicable commencing in December 2013 pursuant to amended Financial Services Commission regulations promulgated in July 2013 were formulated based on Basel III, which was first introduced by the Basel Committee on Banking Supervision, Bank for International Settlements in December 2009. Under the amended Financial Services Commission regulations, all banks in Korea are required to maintain certain minimum ratios of common equity Tier I capital, total Tier I capital and total Tier I and Tier II capital to risk-weighted assets. See “Item 4.B. Business Overview—Supervision and Regulation—Principal Regulations Applicable to Banks—Capital Adequacy.”

As of December 31, 2014, Kookmin Bank’s total Tier I and Tier II capital adequacy ratio was 15.97%.

The following table sets forth a summary of Kookmin Bank’s capital and capital adequacy ratios as of December 31, 2012 based on Basel II and as of December 31, 2013 and 2014 based on Basel III.

	As of December 31,
	2012 (1)		2013		2014
	(in billions of Won, except percentages)
Tier I capital:	￦	16,141	￦	18,502	￦	19,621
Common equity Tier I capital		—		18,502		19,621
Paid-in capital		2,022		2,022		2,022
Capital reserves		5,042		5,220		5,220
Retained earnings		9,622		11,237		12,260
Non-controlling interests in consolidated subsidiaries		1		—		—
Others		(546)		23		119
Additional Tier I capital		—		—		—
Tier II capital:		5,250		4,122		3,801
Revaluation reserves		177		—		—
Allowances for credit losses (2)		987		843		886
Hybrid debt		73		43		31
Subordinated debt		3,611 (3)		3,236		2,884
Valuation gain on investment securities		83		—		—
Others		319		—		—
Total core and supplementary capital		21,391		22,624		23,422
Risk-weighted assets		148,544		146,743		146,690
Credit risk:
On-balance sheet		127,462		125,044		124,325
Off-balance sheet		6,622		6,787		8,128
Market risk		4,693		4,012		3,445
Operational risk		9,767		10,900		10,792
Total Tier I and Tier II capital adequacy ratio		14.40%		15.42%		15.97%
Tier I capital adequacy ratio		10.87%		12.61%		13.38%
Common equity Tier I capital adequacy ratio		—		12.61%		13.38%
Tier II capital adequacy ratio		3.53%		2.81%		2.59%

(1)

With effect from December 1, 2013, the Financial Services Commission adopted amended guidelines that implemented capital adequacy requirements in Korea based on Basel III. Amounts and ratios as of December 31, 2012 were computed in accordance with previously applicable guidelines based on Basel II and therefore are not directly comparable to corresponding amounts and ratios as of December 31, 2013 and 2014.

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

The following table sets forth a summary of our consolidated capital adequacy ratio as of December 31, 2013 and 2014, based on IFRS and applicable regulatory reporting standards:

	As of December 31,
	2013		2014
	(in billions of Won, except percentages)
Tier I capital
Common equity Tier I capital	￦	22,694	￦	24,062
Additional Tier I capital		—		186

Total Tier I capital	￦	22,694	￦	24,248
Tier II capital		4,603		4,099

Risk-weighted assets	￦	177,514	￦	182,486

Total Tier I and Tier II capital adequacy ratio		15.38%		15.53%
Tier I capital adequacy ratio		12.78%		13.29%
Common equity Tier I capital adequacy ratio		12.78%		13.19%
Tier II capital adequacy ratio		2.60%		2.24%

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

Board of Directors

Our board of directors, currently consisting of one executive director, one non-standing director and seven non-executive directors, has the ultimate responsibility for the management of our affairs.

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

Executive Director

The table below identifies our executive director as of the date of this annual report:

Name	Date of Birth	Position	Director Since	End of Term
Jong Kyoo Yoon	October 13, 1955	Chairman and Chief Executive Officer	November 21, 2014	November 20, 2017

Our executive director does not have any significant activities outside KB Financial Group.

Jong Kyoo Yoon is our chairman and chief executive officer. He has been an executive director since November 2014. Mr. Yoon also serves as the president and chief executive officer of Kookmin Bank. He previously served as our deputy president, chief financial officer and chief risk officer, a senior advisor of Kim & Chang, a senior executive vice president, chief financial officer and chief strategic officer of Kookmin Bank and a senior partner of Samil PricewaterhouseCoopers Korea. Mr. Yoon received a B.A. in business administration from Sungkyunkwan University, an M.B.A. from Seoul National University and a Ph.D. in business administration from Sungkyunkwan University.

Non-standing Director

The table below identifies our non-standing director as of the date of this annual report:

Name	Date of Birth	Position	Director Since	End of Term
Hong Lee	April 7, 1958	Non-standing director; Senior Executive Vice President of Kookmin Bank	March 27, 2015	March 26, 2017

Hong Lee has been a non-standing director since March 2015. He has also served as a senior executive vice president and the head of the sales group at Kookmin Bank since 2015. Mr. Lee previously served as a senior executive vice president of the corporate banking division at Kookmin Bank. He received a B.A. in linguistics from Seoul National University and an M.B.A. from Helsinki School of Economics.

Non-executive Directors

Our non-executive directors are selected based on the candidates’ knowledge and experience in diverse areas, such as financial services, accounting, finance, law and regulation, risk management, human resources and information technology. All seven non-executive directors below were nominated by our Non-executive Director Nominating Committee and approved by our shareholders.

The table below identifies our non-executive directors as of the date of this annual report:

Name	Date of Birth	Position	Director Since	Year Term Ends (1)
Young Hwi Choi	October 28, 1945	Non-executive Director	March 27, 2015	2016
Woon Youl Choi	April 2, 1950	Non-executive Director	March 27, 2015	2016
Suk Ryul Yoo	April 21, 1950	Non-executive Director	March 27, 2015	2016
Michael Byungnam Lee	September 24, 1954	Non-executive Director	March 27, 2015	2016
Jae Ha Park	November 25, 1957	Non-executive Director	March 27, 2015	2016
Eunice Kyonghee Kim	March 29, 1959	Non-executive Director	March 27, 2015	2016
Jong Soo Han	October 16, 1960	Non-executive Director	March 27, 2015	2016

(1)	The date on which each term will end will be the date of the general stockholders’ meeting in the relevant year unless otherwise specified.

Young Hwi Choi has been a non-executive director since March 2015. He previously served as the president and chief executive officer of Shinhan Financial Group Co., Ltd., a deputy president of Shinhan Bank and a deputy director at the former Ministry of Finance. Mr. Choi received a B.A. in economics from Sungkyunkwan University.

Woon Youl Choi has been a non-executive director since March 2015. He is currently a professor at Sogang University. Mr. Choi previously served as an executive vice president of Sogang University, a member of the Korea Monetary Board, the president of the Korea Money and Finance Association and the president of the Korean Securities Association. He received a B.A. in business administration from Seoul National University and an M.B.A. and a Ph.D. in finance from the University of Georgia.

Suk Ryul Yoo has been a non-executive director since March 2015. He previously served as the chairman of the Credit Finance Association and the president and chief executive officer of Samsung Total Petrochemicals Co., Ltd., Samsung Card Co., Ltd., Samsung Life Insurance Co., Ltd., Samsung Securities Co., Ltd. and Samsung Capital Co., Ltd. Mr. Yoo received a B.A. in business administration from Seoul National University and an M.S. in industrial engineering from Korea Advanced Institute of Science and Technology.

Michael Byungnam Lee has been a non-executive director since March 2015. He is currently the president and chief executive officer of LG Academy. Mr. Lee previously served as an executive vice president of human resources at LG Corporation, a vice president of LG Academy and an assistant professor at Georgia State University and California State University. He received a B.A. in economics from Sogang University, an M.L.H.R. from Ohio Statement University and a Ph.D. in industrial relations from the University of Minnesota.

Jae Ha Park has been a non-executive director since March 2015. He is currently a senior research fellow at the Korea Institute of Finance. Mr. Park previously served as a deputy dean of the Asian Development Bank Institute, a vice president of the Korea Institute of Finance, a vice chairman of the Korea Money and Finance Association and a senior counselor to the Minister of the former Ministry of Finance and Economy. He has also served as a non-executive director of Shinhan Bank, Daewoo Securities Co., Ltd. and Jeonbuk Bank. Mr. Park received a B.A. in economics from Seoul National University and a Ph.D. in economics from Pennsylvania State University.

Eunice Kyonghee Kim has been a non-executive director since March 2015. She is currently a professor at Ewha Law School. Ms. Kim previously served as the deputy chief executive officer and chief compliance officer of Hana

Financial Group Inc., a managing director and chief compliance officer of Citibank Japan Inc., an executive vice president and chief legal officer of Citibank Korea Inc. and a vice-chairperson of the International Association of Korean Lawyers. She received a B.A. in Chinese studies and administrative science from Yale University and a J.D. from Yale Law School.

Jongsoo Han has been a non-executive director since March 2015. He is currently a professor at Ewha Womans University. Mr. Han previously served as a member of the Korea Accounting Deliberating Council of the Financial Services Commission, a vice president of Korea Accounting Association and a member of the Korea Accounting Standards Board. Mr. Han received a B.A. in business administration and an M.B.A. from Yonsei University and a Ph.D. in accounting from Joseph M. Katz Graduate School of Business, University of Pittsburgh.

Any director having an interest in a transaction that is subject to approval by the board of directors may not vote at the meeting during which the board approves the transaction.

Executive Officers

The table below identifies our senior executive officers who are not executive directors as of the date of this annual report:

Name	Date of Birth	Position
Jong-Hee Yang	June 10,1961	Deputy President; Financial Planning Department, Investor Relations Department and Human Resources Department
Jeong Rim Park	November 27, 1963	Deputy President; Risk Management Department
Ki Heon Kim	October 17, 1955	Deputy President; Digital Finance Department
Jae Hong Park	April 10, 1967	Senior Managing Director; Marketing & Synergy Planning Department, Strategic Planning Department and KB Research
Ki Bum Lee	November 24, 1957	Senior Managing Director; Audit Department and Information Security Department
Young-Tae Park	December 24,1961	Managing Director; Marketing & Synergy Planning Department
Kyu Sul Choi	August 16, 1960	Managing Director; Investor Relations Department
Kyung Yup Cho	September 9, 1961	Managing Director; KB Research
Ki Hwan Kim	March 20, 1963	Managing Director; Public Relations Department
Minkyu Chung	February 7, 1970	Managing Director and Chief Compliance Officer

None of the executive officers has any significant activities outside KB Financial Group.

Jong-Hee Yang is a deputy president and oversees the Financial Planning Department, Investor Relations Department and Human Resources Department. He previously served as a managing director, the chief information security officer and the head of our Office of the Board of Directors and Strategic Planning Department. Mr. Yang received a B.A. in Korean history from Seoul National University.

Jeong Rim Park is a deputy president and oversees the Risk Management Department. She also serves as a senior executive vice president of Kookmin Bank and heads its risk management group. Ms. Park previously served as a senior managing director of Kookmin Bank and headed its wealth management division. She received a B.A. in business administration and an M.B.A. from Seoul National University.

Ki Heon Kim is a deputy president and oversees the Digital Finance Department. He also serves as a senior executive vice president of Kookmin Bank and heads its information technology group. Mr. Kim previously served as an expert for the financial services division of Samsung SDS Co., Ltd. and the head of branch offices of Peace Bank of Korea. He received a B.A. in accounting from Hanyang University.

Jae Hong Park is a senior managing director and oversees the Marketing & Synergy Planning Department, Strategic Planning Department and KB Research. He previously served as the head of the future strategy department at Hanwha Life Insurance Co., Ltd., the head of the global business department at Samsung Fire & Marine Insurance Co., Ltd. and a partner at McKinsey & Company. He received a B.A. in economics from Seoul National University and a Ph.D. in economics from Princeton University.

Ki-Bum Lee is a senior managing director and oversees Audit Department and the Information Security Department. He also serves as a non-standing director of KB Kookmin Card Co., Ltd. Mr. Lee previously served as our chief risk officer, the head of Kookmin Bank’s audit department, the chief compliance officer of Kookmin Bank and the head of Gyeongseo and Bucheon regional offices of Kookmin Bank. He received a B.A. in German language and literature from Sogang University.

Young-Tae Park is a managing director and heads the Marketing & Synergy Planning Department. He previously served as the head of Kookmin Bank’s marketing department and the head of several branch offices of Kookmin Bank. He received a B.A. and an M.S. in economics from Korea University.

Kyu Sul Choi is a managing director and heads the Investor Relations Department. He previously served as the head of Kookmin Bank’s investor relations department and asset and liability management department and the head of Korea First Bank’s treasury department. He received a B.A. in business administration from Yonsei University.

Kyung Yup Cho is a managing director and heads KB Research. He previously served as a senior editor at MaeKyung Media Group and the head of financial news, political news, social affairs and international news at Maeil Business Newspaper. He received a B.A. in business administration and a Ph.D. in business administration from Yonsei University.

Ki Hwan Kim is a managing director and heads the Public Relations Department. He also serves as a senior managing director of Kookmin Bank and heads its consumer protection group. Mr. Kim previously served as the head of Kookmin Bank’s human resource department. He received a B.A. in economics from Seoul National University.

Minkyu Chung is a managing director and our chief compliance officer. He previously served as a vice chief public prosecutor at the Supreme Prosecutors’ Office of Korea and a managing partner at the law firm of The Firm. He received a B.A. in law from Seoul National University.

Item 6.B.	Compensation

The aggregate remuneration paid and benefits-in-kind granted by us to our chairman and chief executive officer, our other executive and non-standing directors, our non-executive directors and our executive officers for the year ended December 31, 2014 was ￦3,578 million. In addition, for the year ended December 31, 2014, we set aside ￦183 million for allowances for severance and retirement benefits for our chairman and chief executive officer, the other executive directors and our executive officers.

The compensation of our directors who received total annual compensation exceeding ￦500 million in 2014 was as follows:

Name	Position	Total Compensation in 2014 (1)		Long-term Incentive Compensation for Payment Subsequent to 2014
		(In millions of Won)
Young-Rok Lim	Former Chairman and Chief Executive Officer	￦	766	None

(1)	Includes earned income and performance based short-term incentive payments made in the first quarter of 2014 with respect to services performed in 2013.

Pursuant to a resolution of our board of directors, effective January 7, 2015, Woong-Won Yoon, our former deputy president and chief financial officer, was appointed a business management advisor for a term of one year. We do not have service contracts with any of our other directors or officers providing for benefits upon termination of their employment with us.

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

In 2014, we did not recognize any compensation expense for the stock options granted under our stock option plan. For additional information regarding our compensation expense in connection with our stock option plan, see Note 31 to our consolidated financial statements included elsewhere in this annual report.

In 2008, we also established a stock grant plan. Pursuant to this plan, we have entered into performance share agreements with certain of our directors, executive officers and other senior management, whereby we may grant shares of our common stock (or the equivalent monetary amount based on the market value of such shares at the time of the grant) within specified periods as long-term incentive performance shares in accordance with pre-determined performance targets. See “Item 6.E. Share Ownership—Performance Share Agreements.” In 2014, we recognized ￦11,422 million as compensation expense for the disbursements made under such agreements.

Item 6.C.	Board Practices

See “Item 6.A. Directors and Senior Management” above for information concerning the terms of office and contractual employment arrangements with our directors and executive officers.

Committees of the Board of Directors

We currently have the following committees that serve under the board:

•	the Audit Committee;

•	the Corporate Governance Committee;

•	the Risk Management Committee;

•	the Evaluation & Compensation Committee;

•	the Non-executive Director Nominating Committee; and

•	the Audit Committee Member Nominating Committee.

Each committee member is appointed by the board of directors, except for members of the Audit Committee, who are elected at the general meeting of stockholders.

Audit Committee

The committee currently consists of four non-executive directors, Young Hwi Choi, Woon Youl Choi, Eunice Kyonghee Kim and Jongsoo Han. The chairperson of the Audit Committee is Woon Youl Choi. The committee oversees our financial reporting and approves the appointment of our independent registered public accounting firm. The committee also reviews our financial information, auditor’s examinations, key financial statement issues, the plans and evaluation of internal control and the administration of our financial affairs by the board of directors. In connection with the general meetings of stockholders, the committee examines the agenda for, and financial statements and other reports to be submitted by, the board of directors to each general meeting of stockholders. The committee holds regular meetings every quarter.

Corporate Governance Committee

The committee currently consists of one non-standing director, Hong Lee, and three non-executive directors, Young Hwi Choi, Woon Youl Choi and Michael Byungnam Lee, together with our chairman and chief executive officer, Jong Kyoo Yoon. The chairperson of the Corporate Governance Committee is Jong Kyoo Yoon. The committee is responsible for establishing and monitoring procedures for our chairman candidate cultivation and succession program, as well as for candidate cultivation and succession programs for chief executive officers of our subsidiaries. The committee holds regular meetings annually.

Risk Management Committee

The committee currently consists of one non-standing director, Hong Lee, and three non-executive directors, Suk Ryul Yoo, Jae Ha Park and Eunice Kyonghee Kim. The chairperson of the committee is Jae Ha Park. The Risk Management Committee oversees and makes determinations on all issues relating to our comprehensive risk management function. In order to ensure our stable financial condition and to maximize our profits, the committee monitors our overall risk exposure and reviews our compliance with risk policies and risk limits. In addition, the committee reviews risk and control strategies and policies, evaluates whether each risk is at an adequate level, establishes or abolishes risk management divisions and reviews risk-based capital allocations. The committee holds regular meetings every quarter.

Evaluation & Compensation Committee

The committee currently consists of four non-executive directors, Michael Byungnam Lee, Suk Ryul Yoo, Jae Ha Park and Jongsoo Han. The chairperson of the committee is Michael Byungnam Lee. The Evaluation and Compensation Committee reviews compensation schemes and compensation levels of us and our subsidiaries. The committee is also responsible for deliberating and deciding the compensation of directors, evaluating management’s performance and implementing management training programs, as well as deciding and supervising the performance-based annual salary of the president and the executive officers of us and our subsidiaries. The committee holds regular meetings every quarter.

Non-executive Director Nominating Committee

The committee currently consists of three non-executive directors, Suk Ryul Yoo, Young Hwi Choi and Woon Youl Choi, together with our chairman and chief executive officer, Jong Kyoo Yoon. The chairperson of the committee is Suk Ryul Yoo. The committee is responsible for the management and evaluation of a pool of non-executive director candidates and recommendation of the non-executive director candidates to be nominated at the annual general meeting of shareholders. The committee holds regular meetings semi-annually.

Audit Committee Member Nominating Committee

The committee currently has no members. The last meeting of the committee was on February 27, 2015 to nominate Young Hwi Choi, Woon Youl Choi, Eunice Kyonghee Kim and Jongsoo Han as new Audit Committee members. The committee oversees the selection of Audit Committee member candidates and recommends them annually sometime prior to the general stockholders meeting. The term of office of its members is from the first meeting of the committee held to nominate the Audit Committee members until the Audit Committee members are appointed.

Item 6.D.	Employees

As of December 31, 2014, we had a total of 168 full-time employees, excluding seven executive officers, at our financial holding company.

The following table sets forth information regarding our employees at both our financial holding company and our subsidiaries as of the dates indicated:

		As of December 31,
		2012	2013	2014
KB Financial Group	Full-time employees (1)	157	151	168
	Contractual employees	—	—	—
	Managerial employees	127	116	131
	Members of Korea Financial Industry Union	—	—	—
Kookmin Bank	Full-time employees (1)	16,358	16,617	20,758
	Contractual employees	5,713	5,136	903
	Managerial employees	11,383	11,539	11,561
	Members of Korea Financial Industry Union	17,149	17,123	16,977
Other subsidiaries	Full-time employees (1)	2,724	2,786	3,186
	Contractual employees	541	137	355
	Managerial employees	1,554	1,554	1,765
	Members of Korea Financial Industry Union	1,370	1,509	1,324

(1)	Excluding executive officers.

We consider our relations with our employees to be satisfactory. We and our subsidiaries each have a joint labor-management council which serves as a forum for ongoing discussions between our management and employees. At five of our subsidiaries, Kookmin Bank, KB Kookmin Card, KB Capital, KB Real Estate Trust and KB Credit Information, our employees have a labor union. Every year, the unions at Kookmin Bank, KB Kookmin Card, KB Capital, KB Real Estate Trust and KB Credit Information and their respective managements negotiate and enter into new collective bargaining agreements and negotiate annual wage adjustments.

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

In June 2009, we established an employee stock ownership plan. All of our employees are eligible to participate in this plan. We are not required to, and do not, make cash contributions to this plan. Members of our employee stock ownership association have pre-emptive rights to acquire up to 20% of our shares issued in public offerings by us pursuant to the Financial Investment Services and Capital Markets Act. In August 2009, we offered to members of our employee stock ownership association 6,000,000 of the 30,000,000 new shares of common stock to be issued in our rights offering to our existing shareholders, and the entire amount was subscribed by members of our employee stock ownership association. The employee stock ownership association held 2,452,081 shares of our common stock as of December 31, 2014.

Employees of Kookmin Bank have been eligible to participate in its employee stock ownership plan, which will be terminated once all of our common stock held by the plan (which the plan received following the transfer of Kookmin Bank shares held by it as a result of the comprehensive stock transfer pursuant to which we were established) have been distributed to the relevant Kookmin Bank employees at the requests of such employees following the expiration of the required holding periods. As of December 31, 2014, Kookmin Bank’s employee stock ownership association held 814,050 shares of our common stock.

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

Common Stock

As of March 31, 2015, the persons who are currently our directors or executive officers, as a group, held an aggregate of 10,592 shares of our common stock, representing approximately 0.003% of the issued shares of our common stock as of such date. None of these persons individually held more than 1% of the outstanding shares of our common stock as of such date. The following table presents information regarding our directors and executive officers who beneficially owned our shares as of March 31, 2015.

Name of Executive Officer or Director(1)	Number of Shares of Common Stock
Jong Kyoo Yoon	5,300
Hong Lee	459
Jong-Hee Yang	914
Jeong Rim Park	540
Ki Bum Lee	600
Young-Tae Park	450
Kyu Sul Choi	1,506
Kyung Yup Cho	500
Ki Hwan Kim	321
Minkyu Chung	2

Total	10,592

(1)	On April 7, 2015, Michael Byungnam Lee, our non-executive director, acquired 1,020 share of our common stock on the Korea Exchange.

Stock Options

We have not, following our establishment pursuant to a comprehensive stock transfer in September 2008, granted any stock options with respect to our capital stock to our directors, executive officers and employees. Prior to our establishment, Kookmin Bank granted stock options with respect to its common stock to its directors, executive officers and employees. In connection with the comprehensive stock transfer, in September 2008, such stock options with respect to Kookmin Bank common stock were converted into stock options with respect to our common stock. As of March 31, 2015, all of such stock options granted to Kookmin Bank’s directors, executive officers and employees have been exercised and there are no stock options outstanding as of such date. For all of such options granted, upon their exercise, we were required to pay in cash the difference between the exercise price and the market price of our common stock at the date of exercise.

Performance Share Agreements

In March 2009, our shareholders approved at the annual general meeting of shareholders the disbursement of a maximum of 250,000 shares of our common stock (or the equivalent monetary amount based on the market value of such shares at the time of disbursement), between September 29, 2008 and September 28, 2011, to our directors as long-term incentive performance shares over the term of their office in accordance with the performance targets set forth in the performance share agreements between us and such directors. In June 2009, we paid ￦24 million, the equivalent monetary amount for 733 shares of our common stock, to our former non-executive director, Kee Young Chung. In March 2010, our shareholders approved at the annual general meeting of shareholders the disbursement of a maximum of 250,000 shares of our common stock (or the equivalent monetary amount based on the market value of such shares at the time of disbursement), between September 29, 2009 and September 28, 2012, to our directors as long-term incentive performance shares over the term of their office in accordance with the performance targets set forth in the performance share agreements between us and such directors. In April 2010, we paid an aggregate of ￦184 million, the equivalent monetary amount for 3,563 shares of our common stock, to our former non-executive directors, Dam Cho and Bo Kyung Byun. In November 2010, we paid ￦110 million, the equivalent monetary amount for 2,149 shares of our common stock, to our former non-executive director, Chee Joong Kim. In January 2011, we paid ￦133 million, the equivalent monetary amount for 2,323 shares of our common stock, to our former non-executive director, Chan Soo Kang. In April 2011, we paid an aggregate of ￦229 million, the equivalent monetary amount for 4,056 shares of our common stock, to our former non-executive directors, Suk Sig Lim and Jacques Kemp. In April 2013, we paid an aggregate of ￦96 million, the equivalent monetary amount for 2,543 shares of our common stock, to our former non-executive director, Sang Moon Ham. In April 2014, we paid an aggregate of ￦115 million, the equivalent monetary amount for 3,090 shares of our common stock, to our former non-executive director, Jae Mok Cho. Since January 2010, in accordance with the best practice guidelines for outside directors of banking institutions announced by the Korea Federation of Banks, which have been replaced with the Financial Corporate Governance Code issued by the Financial Services Commission in December 2014, we have not entered into any performance share agreements with our non-executive directors.

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

The following table presents information regarding the beneficial ownership of our shares at December 31, 2014 by each person or entity known to us to own beneficially more than 5% of our issued and outstanding shares.

Except as otherwise indicated, each stockholder identified by name has:

•	sole voting and investment power with respect to its shares; and

•	record and beneficial ownership with respect to its shares.

Beneficial Owner	Number of Shares of Common Stock	Percentage of Total Outstanding Shares of Common Stock (%) (1)
Korean National Pension Service	36,383,211	9.42%
Bank of New York Mellon (2)	32,474,273	8.41%

(1)	Calculated based on 386,351,693 shares of our common stock outstanding as of December 31, 2014.
(2)	As depositary bank.

Other than as set forth above, no other person or entity known by us to be acting in concert, directly or indirectly, jointly or separately, owned 5.0% or more of the issued shares of our common stock or exercised control or could exercise control over us as of December 31, 2014. None of our major stockholders has different voting rights from our other stockholders.

Item 7.B.	Related Party Transactions

As of December 31, 2014, we had an aggregate of ￦2,530 million in loans outstanding to our executive officers and directors and Kookmin Bank’s executive officers and directors. In addition, as of such date, we had loans outstanding to various companies whose directors or executive officers were serving concurrently as our directors or executive officers. See Note 43 of the notes to our consolidated financial statements included elsewhere in this annual report. All of these loans were made in the ordinary course of business, on substantially the same terms, including interest rate and collateral, as those prevailing at the time for comparable transactions with other persons and did not involve more than the normal risk of collectibility or present other unfavorable features.

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

See “Item 18. Financial Statements” and pages F-1 through F-185.

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

During the first half of 2007, the National Tax Service of Korea completed a tax audit in respect of Kookmin Bank for the fiscal years 2002, 2003, 2004 and 2005, as a result of which Kookmin Bank was assessed ￦190 billion (including residence tax) for tax deficiencies. In addition, during the second half of 2007, the National Tax Service of Korea assessed additional income taxes for prior years amounting to ￦292 billion (including residence tax) for tax deficiencies. Kookmin Bank paid the entire amount of such additional assessments in 2007, but filed an appeal with the National Tax Tribunal with respect to tax assessments made in 2007 amounting to ￦482 billion (including residence tax), which dismissed the appeal in March 2010. In June 2010, Kookmin Bank filed an appeal with the Seoul Administrative Court, which ruled in favor of Kookmin Bank on April 1, 2011. On April 19, 2011, the National Tax Service of Korea appealed this case to the Seoul High Court, which ruled in favor of Kookmin Bank on January 12, 2012. On January 30, 2012, the National Tax Service of Korea appealed this case to the Supreme Court, which ruled in favor of Kookmin Bank on January 15, 2015.

Since November 2008, certain of Kookmin Bank’s customers have filed lawsuits against it in connection with its sales of foreign currency derivatives products known as “KIKO” (which stands for “knock-in knock-out”), which are intended to operate as hedging instruments against fluctuations in the exchange rate between the Won and the U.S. dollar. Due to the significant depreciation of the Won against the U.S. dollar in 2008 and 2009, customers who have purchased KIKO products from Kookmin Bank are required to make large payments to it. Twelve lawsuits were filed against Kookmin Bank alleging that the contracts under which the relevant KIKO products were sold should be invalidated and that Kookmin Bank should return payments received thereunder. Eight of the lawsuits were ruled in favour of Kookmin Bank by the Seoul Central District Court and not appealed. In two of the lawsuits, rulings were issued in favor of Kookmin Bank by the Seoul High Court in February 2013 and November 2014 and not appealed. In one of the lawsuits, the Supreme Court of Korea ruled in favor of Kookmin Bank in May 2014. As of April 3, 2015, the amount of the one remaining claim, which is pending at the Seoul High Court, was approximately ￦0.7 billion. Additional lawsuits, as well as motions for preliminary injunctions, may be filed against Kookmin Bank with respect to KIKO products, and the final outcome of such litigation remains uncertain.

In January 2008, the Korea Fair Trade Commission instituted certain amendments to standard loan policy conditions for mortgage loan agreements to require banks to be responsible for the payment of mortgage registration expenses when issuing mortgage loans. Subsequently, the Korea Federation of Banks and 16 banks, including Kookmin Bank, filed a lawsuit against the Korea Fair Trade Commission to prevent the implementation of such amendments. In August 2010, the Supreme Court ruled in favor of the Korea Fair Trade Commission. Since such ruling in August 2010, certain of Kookmin Bank’s customers have filed 133 lawsuits against Kookmin Bank, as of April 3, 2015, alleging that it should return the mortgage registration expenses paid by such customers under mortgage loan agreements that did not reflect the amendments instituted by the Korea Fair Trade Commission in January 2008. As of April 3, 2015, 132 such lawsuits had been concluded and one lawsuit was appealed and pending in the appellate court. The aggregate amount of claimed damages in the one remaining lawsuit, as of April 3, 2015, was approximately ￦0.7 billion. Additional lawsuits may be filed against Kookmin Bank with respect to its mortgage loans, and the final outcome of such litigation remains uncertain.

In July 2010, Fairfield Sentry Limited, or Fairfield, which is currently in liquidation and whose assets were directly or indirectly invested with Bernard L. Madoff Investment Securities LLC, or BLMIS, filed a lawsuit in the Supreme Court of the State of New York against Kookmin Bank, which acted as a trustee bank for its clients who invested in Fairfield. Fairfield seeks restitution of approximately US$42 million paid to Kookmin Bank in connection with share redemptions on the ground that such payments were made by mistake, based on inflated values resulting from BLMIS’ fraud. The case is currently pending at such court. Fairfield has filed similar actions against numerous other fund investors to seek recovery of redemption payments.

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

In November 2012, Kookmin Bank filed a lawsuit against the Export-Import Bank of Korea and other creditor financial institutions comprising the creditors’ committee of a Korean shipbuilding company which is a borrower of Kookmin Bank and is currently in workout. Kookmin Bank voted against extending new credit to such borrower and exercised its appraisal rights. Kookmin Bank is seeking ￦103 billion as compensation for damages and payment of the purchase price of debt held by Kookmin Bank. In November 2012, the Export-Import Bank of Korea and other creditor financial institutions of the borrower filed a counter lawsuit against Kookmin Bank seeking ￦46 billion in damages in connection with the borrower’s debt restructuring plan. In August 2014, the Seoul Central District Court ruled partially in favor of Kookmin Bank in its lawsuit against the Export-Import Bank of Korea and other creditor financial institutions of the borrower, but ruled against Kookmin Bank in the counter lawsuit brought against Kookmin Bank. Both cases have been appealed to the Seoul High Court, where they are currently pending.

Commencing in November 2013, Kookmin Bank was subject to a number of investigations by the Financial Supervisory Service and other governmental authorities concerning alleged issues with Kookmin Bank’s internal controls and possible legal violations by Kookmin Bank and its employees.

•

In November 2013, Kookmin Bank filed a complaint against the former head and two former employees of its Tokyo Branch for allegedly extending illegal loans under borrowed names. Each of the Financial Supervisory Service and the Financial Services Agency of Japan launched an investigation into the allegations.

•

The Financial Supervisory Service launched an investigation into alleged embezzlement of funds by employees at Kookmin Bank’s headquarters, who have since been dismissed, through the presentation for payment of forged Korean government housing bonds.

•	In May 2014, the Financial Supervisory Service launched an investigation into a dispute between Kookmin Bank and us regarding the replacement of Kookmin Bank’s main computing system.

In August 2014, the Financial Supervisory Agency of Japan suspended Kookmin Bank from conducting new transactions at its branches in Japan for four months from September 2014 to January 2015. Furthermore, in August 2014, the Financial Supervisory Service imposed disciplinary sanctions on Kookmin Bank and a number of its officers, directors and employees, including the then chief executive officer of Kookmin Bank. In September 2014, the Financial Services Commission imposed a disciplinary sanction on our then chief executive officer. Both the chief executive officer of Kookmin Bank and our chief executive officer, as well as a number of our respective outside directors, subsequently resigned from their posts and have been replaced. In September 2014, the Financial Supervisory Service completed its investigation into Kookmin Bank and us with respect to such allegations.

Furthermore, in February 2014, the Financial Services Commission suspended the new credit card issuance and other related activities of KB Kookmin Card for three months from February to May 2014, in response to an incident involving the misappropriation of the personal information of a large number of its customers by an employee of the Korea Credit Bureau in the first half of 2013. Specifically, during such suspension period, KB Kookmin Card was prohibited from engaging in the following activities:

•

adding new subscribers for credit cards, prepaid cards and debit cards or issuing such types of cards (except as permitted by the chairman of the Financial Services Commission for public policy purposes);

•	providing new or additional credit lines to credit card customers; and

•	providing new services through mail order or telemarketing channels or related to travel or insurance products.

In connection with the misappropriation incident, as of February 28, 2015, certain of KB Kookmin Card’s customers have filed a total of 101 lawsuits against KB Kookmin Card with the aggregate amount of claimed damages amounting to approximately ￦52 billion. The final outcome of such lawsuits remains uncertain. In addition, KB Kookmin Card could become subject to additional litigation and regulatory sanctions, and may also incur significant costs relating to the compensation of customers for losses incurred as a result of the fraudulent use of the misappropriated personal information.

Dividends

Dividends must be approved by the stockholders at the annual general meeting of stockholders. Cash dividends may be paid out of retained earnings that have not been appropriated to statutory reserves. See “Item 10.B. Memorandum and Articles of Association—Description of Capital Stock—Dividends and Other Distributions.”

The table below sets forth, for the periods indicated, the dividend per share of common stock and the total amount of dividends declared and paid by us in respect of the years ended December 31, 2010, 2011, 2012, 2013 and 2014. The dividends set out for each of the years below were paid within 30 days after our annual stockholders meeting, which is held no later than March of the following year.

Fiscal Year	Dividends per Common Share (1)				Dividends per Preferred Share		Total Amount of Cash Dividends Paid
							(in millions of Won)
2010 (2)	￦	120	US$	0.11	—	—	￦ 41,163
2011 (3)		720		0.62	—	—	278,173
2012 (4)		600		0.56	—	—	231,811
2013 (5)		500		0.47	—	—	193,176
2014 (6)		780		0.72	—	—	301,354

(1)	Won amounts are expressed in U.S. dollars at the noon buying rate in effect at the end of the relevant periods as quoted by the Federal Reserve Bank of New York in the United States.
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

(6)

On February 5, 2015, our board of directors passed a board resolution recommending a cash dividend of ￦780 per common share (before dividend tax), representing 15.6% of the par value of each share, for the fiscal year ended December 31, 2014. This resolution was approved and ratified by our stockholders on March 27, 2015.

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

	KRX KOSPI Market (1)					New York Stock Exchange (2)
	Closing Price Per Common Stock				Average Daily Trading Volume (in thousands of shares)	Closing Price Per ADS				Average Daily Trading Volume (in thousands of shares)
	High		Low			High		Low
2010	￦	60,400	￦	45,900	1,921.9	US$	52.89	US$	37.81	326.8
2011		62,100		34,600	2,385.3		55.00		29.64	202.3
2012		45,000		33,000	1,342.3		40.63		28.84	150.1
2013		43,950		32,600	1,236.0		41.26		28.85	144.3
First Quarter		40,750		36,150	1,629.3		37.45		32.16	188.4
Second Quarter		37,600		33,650	1,093.7		33.46		29.17	147.7
Third Quarter		38,800		32,600	1,155.2		35.72		28.85	124.0
Fourth Quarter		43,950		37,700	1,072.2		41.26		35.38	122.0
2014		43,000		34,200	1,068.9		42.00		32.34	118.2
First Quarter		42,100		35,900	1,215.4		39.33		32.34	143.7
Second Quarter		37,800		34,200	997.0		36.33		33.42	91.8
Third Quarter		43,000		34,650	1,191.1		42.00		34.63	93.1
Fourth Quarter		43,000		36,150	872.1		40.63		32.62	144.9
October		43,000		37,300	1,173.5		40.63		35.06	109.5
November		41,800		38,900	750.2		38.31		34.93	64.2
December		39,350		36,150	686.8		35.41		32.62	251.7
2015 (through April 24)		41,650		35,000	966.9		38.57		31.22	121.5
First Quarter		40,000		35,000	927.1		35.97		31.22	128.1
January		38,200		35,000	873.7		35.43		31.22	149.6
February		39,700		36,350	854.0		35.94		33.46	154.1
March		40,000		36,650	1,034.7		35.97		32.49	86.0
April (through April 24)		41,650		36,800	1,099.5		38.57		33.69	98.0

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

As of December 31, 2014, the aggregate market value of equity securities listed on the KRX KOSPI Market was approximately ￦1,192 trillion. The average daily trading volume of equity securities for 2014 was approximately 278 million shares and the average daily transaction value was ￦3,984 billion.

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

The following table sets out movements in KOSPI:

Year	Opening	High	Low	Closing
1985	139.53	163.37	131.40	163.37
1986	161.40	279.67	153.85	272.61
1987	264.82	525.11	264.82	525.11
1988	532.04	922.56	527.89	907.20
1989	919.61	1,007.77	844.75	909.72
1990	908.59	928.82	566.27	696.11
1991	679.75	763.10	586.51	610.92
1992	624.23	691.48	459.07	678.44
1993	697.41	874.10	605.93	866.18
1994	879.32	1,138.75	855.37	1,027.37
1995	1,013.57	1,016.77	847.09	882.94
1996	888.85	986.84	651.22	651.22
1997	653.79	792.29	350.68	376.31
1998	385.49	579.86	280.00	562.46
1999	587.57	1,028.07	498.42	1,028.07
2000	1,059.04	1,059.04	500.60	504.62
2001	520.95	704.50	468.76	693.70
2002	724.95	937.61	584.04	627.55
2003	635.17	822.16	515.24	810.71
2004	821.26	936.06	719.59	895.92
2005	893.71	1,379.37	870.84	1,379.37
2006	1,389.27	1,464.70	1,203.86	1,434.46
2007	1,435.26	2,064.85	1,355.79	1,897.13
2008	1,853.45	1,888.88	938.75	1,124.47
2009	1,157.40	1,723.17	992.69	1,682.77
2010	1,696.14	2,052.97	1,548.78	2,051.00
2011	2,070.08	2,228.96	1,652.71	1,825.74
2012	1,826.37	2,049.28	1,769.31	1,997.05
2013	2,031.10	2,059.58	1,780.63	2,011.34
2014	1,967.19	2,082.61	1,886.85	1,915.59
2015 (through April 24)	1,926.44	2,173.41	1,882.45	2,159.80

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

With certain exceptions, principally to take account of a share being quoted “ex-dividend” and “ex-rights,” permitted upward and downward movements in share prices of any category of shares on any day are limited under the rules of the KRX KOSPI Market to 15% of the previous day’s closing price of the shares, rounded down as set out below:

Previous Day’s Closing Price ￦	Rounded Down to ￦
Less than 1,000	1
1,000 to less than 5,000	5
5,000 to less than 10,000	10
10,000 to less than 50,000	50
50,000 to less than 100,000	100
100,000 to less than 500,000	500
500,000 or more	1,000

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

The following table sets forth the number of companies listed on the KRX KOSPI Market, the corresponding total market capitalization at the end of the periods indicated and the average daily trading volume for those periods:

	Market Capitalization on the Last Day of Each Period					Average Daily Trading Volume, Value
Year	Number of Listed Companies	(Billions of Won)		(Millions of US$) (1)		Thousands of Shares	(Millions of Won)		(Thousands of US$) (1)
1985	342	￦	6,570	US$	7,921	18,925	￦	12,315	US$	14,846
1986	355		11,994		13,439	31,755		32,870		36,830
1987	389		26,172		30,250	20,353		70,185		81,120
1988	502		64,544		81,177	10,367		198,364		249,483
1989	626		95,477		138,997	11,757		280,967		409,037
1990	669		79,020		115,610	10,866		183,692		268,753
1991	686		73,118		101,623	14,022		214,263		297,795
1992	688		84,712		110,691	24,028		308,246		402,779
1993	693		112,665		142,668	35,130		574,048		726,919
1994	699		151,217		185,657	36,862		776,257		953,047
1995	721		141,151		178,266	26,130		487,762		616,016
1996	760		117,370		151,289	26,571		486,834		627,525
1997	776		70,989		82,786	41,525		555,759		648,115
1998	748		137,799		81,297	97,716		660,429		389,634
1999	725		349,504		294,319	278,551		3,481,620		2,931,891
2000	704		188,042		166,703	306,163		2,602,211		2,306,925
2001	689		255,850		200,039	473,241		1,997,420		1,561,705
2002	683		258,681		217,379	857,245		3,041,598		2,308,789
2003	684		355,363		298,123	542,010		2,216,636		1,859,594
2004	683		412,588		398,597	372,895		2,232,108		2,156,418
2005	702		655,075		648,589	467,629		3,157,662		3,126,398
2006	731		704,588		757,621	279,096		3,435,180		3,693,742
2007	745		951,900		1,017,205	363,732		5,539,588		5,919,628
2008	763		592,635		469,600	355,205		5,189,643		4,112,238
2009	770		887,935		763,027	485,657		5,795,426		4,980,172
2010	777		1,141,885		1,009,981	380,859		5,619,768		4,970,607
2011	791		1,041,999		899,438	353,759		6,863,146		5,924,166
2012	784		1,154,294		1,085,638	486,480		4,823,643		4,536,739
2013	777		1,185,974		1,123,879	328,325		3,993,422		3,784,337
2014	773		1,192,253		1,092,918	278,082		3,983,580		3,651,679
2015 (through April 24)	762		1,346,808		1,251,855	398,452		5,133,955		4,771,999

Source:     The KRX KOSPI Market

(1)	Converted at the noon buying rate of the Federal Reserve Bank of New York in effect on the last business day of the period indicated.

The Korean securities markets are principally regulated by the Financial Services Commission and the Financial Investment Services and Capital Markets Act, which replaced the Korean Securities Exchange Act in February 2009. The Financial Investment Services and Capital Markets Act imposes restrictions on insider trading, price manipulation and deceptive action (including unfair trading), requires specified information to be made available by listed companies to investors and establishes rules regarding margin trading, proxy solicitation, takeover bids, acquisition of treasury shares and reporting requirements for stockholders holding substantial interests.

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

In addition to the reporting requirements described above, any person whose direct or beneficial ownership of our stock accounts for 10% or more of the total issued and outstanding stock (which we refer to as a “major stockholder”) must report the status of his/her shareholding to the Korea Securities and Futures Commission and the KRX KOSPI Market within five days after becoming a major stockholder. In addition, any change in the ownership interest subsequent to the report must be reported to the Korea Securities and Futures Commission and the KRX KOSPI Market within five days of the occurrence of the change. Violation of these reporting requirements may subject a person to criminal sanctions such as fines or imprisonment.

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

Under current Korean laws and regulations, the depositary is required to obtain our prior consent for the number of shares of our common stock to be deposited in any given proposed deposit that exceeds the difference between:

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

The Investment Rules require a foreign investor who wishes to invest in shares on the KRX KOSPI Market or the KRX KOSDAQ Market (including Converted Shares and shares being issued for initial listing on the KRX KOSPI Market or on KRX KOSDAQ Market) to register its identity with the Financial Supervisory Service prior to making any such investment. The registration requirement does not, however, apply to foreign investors who acquire Converted Shares with the intention of selling such Converted Shares within three months from the date of acquisition. Upon registration, the Financial Supervisory Service will issue to the foreign investor an investment registration card, which must be presented each time the foreign investor opens a brokerage account with a financial investment company with a brokerage license. Foreigners eligible to obtain an investment registration card include foreign nationals who have not been residing in Korea for a consecutive period of six months or more, foreign governments, foreign municipal authorities, foreign public institutions, international financial institutions or similar international organizations, corporations incorporated under foreign laws and any person in any additional category designated by the Enforcement Decree of the Financial Investment Services and Capital Markets Act. All Korean offices of a foreign corporation as a group are treated as a separate foreigner from the offices of the corporation outside Korea for the purpose of investment registration. However, a foreign corporation or depositary issuing depositary receipts may obtain one or more investment registration cards in its name in certain circumstances as described in the relevant regulations.

Upon a foreign investor’s purchase of shares through the KRX KOSPI Market or the KRX KOSDAQ Market, no separate report by the investor is required because the investment registration card system is designed to control and oversee foreign investment through a computer system. However, a foreign investor’s acquisition or sale of shares outside the KRX KOSPI Market or the KRX KOSDAQ Market (as discussed above) must be reported by the foreign investor or his standing proxy to the governor of the Financial Supervisory Service at the time of each such acquisition or sale. In particular, if a foreign investor acquires or sells his shares in connection with a tender offer, odd-lot trading of shares or trades of a class of shares for which the aggregate foreign ownership limit has been reached or exceeded, such foreign investor or his standing proxy must ensure that the financial investment company that was engaged to facilitate the transaction reports such transaction to the governor of the Financial Supervisory Service. A foreign investor may appoint a standing proxy from among the Korea Securities Depository, foreign exchange banks (including domestic branches of foreign banks), financial investment companies with a dealing and/or brokerage license (including domestic branches of foreign financial investment companies with such license), financial investment companies with a collective investment license (including domestic branches of foreign financial investment companies with such license) and internationally recognized custodians which will act as a standing proxy to exercise stockholders’ rights or perform any matters related to the foregoing activities if the foreign investor does not perform these activities himself. Generally, a foreign investor may not permit any person, other than its standing proxy, to exercise rights relating to his shares or perform any tasks related thereto on his behalf. However, a foreign investor may be exempted from complying with these standing proxy rules with the approval of the governor of the Financial Supervisory Service in cases deemed inevitable, including by reason of conflict between laws of Korea and the home country of the foreign investor.

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

Under the Investment Rules, with certain exceptions, foreign investors may acquire shares of a Korean company without being subject to any foreign investment ceiling. As one such exception, designated public corporations are subject to a 40% ceiling on the acquisition of shares by foreigners in the aggregate. In addition, designated public corporations may set a ceiling on the acquisition of shares by a single person in their articles of incorporation. Currently, Korea Electric Power Corporation is the only designated public corporation that has set such a ceiling. Furthermore, an investment by a foreign investor in 10% or more of the issued and outstanding shares with voting rights of a Korean company is defined as a foreign direct investment under the Foreign Investment Promotion Act of Korea. Generally, a foreign direct investment must be reported to the Ministry of Trade, Industry and Energy of Korea. The acquisition of shares of a Korean company by a foreign investor may also be subject to certain foreign or other shareholding restrictions in the event that the restrictions are prescribed in a specific law that regulates the business of the Korean company. For a description of such restrictions applicable to Korean banks, see “Item 4.B. Business Overview—Supervision and Regulation—Principal Regulations Applicable to Banks—Restrictions on Bank Ownership.”

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

As of December 31, 2014, our authorized share capital is 1,000,000,000 shares. Pursuant to our articles of incorporation, we are authorized to issue shares with preferred dividend, non-voting shares, class shares with conversion rights, class shares with redemption rights and shares with a combination of all or any of the foregoing characteristics (collectively, “Class Shares”), as well as common shares. Subject to applicable laws and regulations, we are authorized to issue Class Shares up to one-half of all of our issued and outstanding shares.

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

Our articles of incorporation provide that our stockholders may, by special resolution, grant to our and our subsidiaries’ officers, directors and employees stock options exercisable for up to 15% of the total number of our issued and outstanding shares. Our board of directors may also grant stock options to non-director officers and employees exercisable for up to 1% of our issued and outstanding shares, provided that such grant must be approved by a resolution of the subsequent general meeting of stockholders. As of March 31, 2015, none of our officers, directors and employees held options to purchase shares of our common stock. Upon their exercise of such stock options, we are required to pay in cash the difference between the exercise price and the market price of our common stock at the date of exercise. See “Item 6.E. Share Ownership—Stock Options.”

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

Voting Rights

Each outstanding share of our common stock is entitled to one vote per share. However, voting rights with respect to shares of common stock that we hold or any of our subsidiaries holds may not be exercised. Unless stated otherwise in a company’s articles of incorporation, the Korean Commercial Code permits holders of an aggregate of 1% or more of the issued and outstanding shares with voting rights to request cumulative voting when electing two or more directors. Our articles of incorporation do not prohibit cumulative voting. The Korean Commercial Code and our articles of incorporation provide that an ordinary resolution may be adopted if approval is obtained from the holders of at least a majority of those shares of common stock present or represented at such meeting and such majority also represents at least one-fourth of the total of our issued and outstanding voting shares. Holders of non-voting shares (other than enfranchised non-voting shares) will not be entitled to vote on any resolution or to receive notice of any general meeting of stockholders unless the agenda of the meeting includes consideration of a resolution on which such holders are entitled to vote. The Korean Commercial Code provides that a company’s articles of incorporation may prescribe conditions for the enfranchisement of non-voting shares. For example, if our annual general stockholders’ meeting resolves not to pay to holders of non-voting shares with preferred dividend the annual dividend as determined by the board of directors at the time of issuance of such shares, the holders of non-voting shares with preferred dividend will be entitled to exercise voting rights from the general stockholders’ meeting following the meeting adopting such resolution to the end of a meeting to declare to pay such dividend with respect to the non-voting shares with preferred dividend. Holders of such enfranchised non-voting shares with preferred dividend will have the same rights as holders of common stock to request, receive notice of, attend and vote at a general meeting of stockholders.

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

Rights of Dissenting Stockholders

Pursuant to the Financial Investment Services and Capital Markets Act and the Act on the Improvement of the Structure of the Financial Industry, in certain limited circumstances (including, without limitation, if we transfer all or any significant part of our business, if we acquire a part of the business of any other company and such acquisition has a material effect on our business or if we merge or consolidate with another company), dissenting holders of shares of our common stock and our stock with preferred dividend who acquired such shares prior to the announcement of the relevant resolution of the board of directors (or up to one day after such announcement in the event that such resolution is made by the board of directors pursuant to an Enforcement Decree) will have the right to require us to purchase their shares by providing written notice to us. To exercise such a right, stockholders must submit to us a written notice of their intention to dissent prior to the general meeting of stockholders. Within 20 days (10 days in the case of a merger or consolidation under the Law on Improvement of the Structure of the Financial Industry) after the date on which the relevant resolution is passed at such meeting, such dissenting stockholders must request in writing that we purchase their shares. We are obligated to purchase the shares from dissenting stockholders within one month after the end of such request period (within two months after the receipt of such request in the case of a merger or consolidation under the Law on Improvement of the Structure of Financial Industry) at a price to be determined by negotiation between the stockholder and us. If we cannot agree on a price with the stockholder through such negotiations, the purchase price will be the arithmetic mean of:

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

General

The Foreign Exchange Transaction Act of Korea and the Enforcement Decree and regulations under that Act and Decree, which we refer to collectively as the “Foreign Exchange Transaction Laws,” regulate investment in Korean securities by non-residents and issuance of securities outside Korea by Korean companies. Non-residents may invest in Korean securities pursuant to the Foreign Exchange Transaction Laws. The Financial Services Commission has also adopted, pursuant to its authority under the Financial Investment Services and Capital Markets Act, regulations that restrict investment by foreigners in Korean securities and regulate issuance of securities outside Korea by Korean companies.

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

Subject to certain exceptions for short-term and hedged positions, the U.S. dollar amount of dividends received by an individual with respect to the ADSs will be subject to taxation at reduced rates if the dividends are “qualified dividends.” Dividends paid on the ADSs will be treated as qualified dividends if (i) the ADSs are readily tradable on an established securities market in the United States and (ii) we were not, in the year prior to the year in which the dividend was paid, and are not, in the year in which the dividend is paid, a passive foreign investment company as defined for U.S. federal income tax purposes (“PFIC”). The ADSs are listed on the New York Stock Exchange, and will qualify as readily tradable on an established securities market in the United States so long as they are so listed. Based on our audited financial statements, we believe that we were not a PFIC in our 2013 or 2014 taxable year. In addition, based on our audited financial statements and current expectations regarding our income, assets and activities, we do not anticipate becoming a PFIC for our 2015 taxable year.

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

Taxation of Dividends on Common Shares or ADSs

We will deduct Korean withholding tax from dividends paid to you (whether payable in cash or in shares) at a rate of 22.0% (inclusive of local income surtax). If you are a qualified resident and a beneficial owner of the dividends in a country that has entered into a tax treaty with Korea, you may qualify for a reduced rate of Korean withholding tax. See “—Tax Treaties” below for a discussion on treaty benefits. If we distribute to you free shares representing a transfer of earning surplus or certain capital reserves into paid-in capital, that distribution may be subject to Korean withholding tax.

Taxation of Capital Gains from Transfer of Common Shares or ADSs

As a general rule, capital gains earned by non-residents upon transfer of our common shares or ADSs are subject to Korean withholding tax at the lower of (1) 11.0% (inclusive of local income surtax) of the gross proceeds realized or (2) subject to the production of satisfactory evidence of acquisition costs and certain direct transaction costs of the common shares or ADSs, 22.0% (inclusive of local income surtax) of the net realized gain, unless exempt from Korean income taxation under the applicable Korean tax treaty with the non-resident’s country of tax residence. See “—Tax Treaties” below for a discussion on treaty benefits. Even if you do not qualify for an exemption under a tax treaty, you will not be subject to the foregoing withholding tax on capital gains if you qualify under the relevant Korean domestic tax law exemptions discussed in the following paragraphs.

In regards to the transfer of our common shares through the Korea Exchange, you will not be subject to the withholding tax on capital gains (as described in the preceding paragraph) if you (1) have no permanent establishment in Korea and (2) did not own or have not owned (together with any shares owned by any person with which you have a certain special relationship) 25% or more of the total issued and outstanding shares, which may include the common shares represented by the ADSs, at any time during the calendar year in which the sale occurs and during the five consecutive calendar years prior to the calendar year in which the sale occurs.

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

If you are subject to tax on capital gains with respect to the sale of ADSs, or of our common shares you acquired as a result of a withdrawal, the purchaser or, in the case of the sale of the common shares on the Korea Exchange or through a financial investment company with a brokerage license in Korea, such financial investment company is required to withhold Korean tax from the sales price in an amount equal to the lower of (1) 11.0% (inclusive of local income surtax) of the gross realization proceeds or (2) subject to the production of satisfactory evidence of acquisition costs and certain direct transaction costs of the common shares or ADSs, 22.0% (inclusive of local income surtax) of the net realized gain, and to make payment of these amounts to the Korean tax authority, unless you establish your entitlement to an exemption under an applicable tax treaty or domestic tax law. See the discussion under “—Tax Treaties” below for an additional explanation on claiming treaty benefits.

Tax Treaties

Korea has entered into a number of income tax treaties with other countries (including the United States), which would reduce or exempt Korean withholding tax on dividends on, and capital gains on transfer of, the common shares or ADSs. For example, under the Korea-United States income tax treaty, reduced rates of Korean withholding tax of 16.5% or 11.0% (depending on your shareholding ratio and inclusive of local income surtax) on dividends and an exemption from Korean withholding tax on capital gains are available to residents of the United States that are beneficial owners of the relevant dividend income or capital gains, subject to certain exceptions. However, under Article 17 (Investment or Holding Companies) of the Korea-United States income tax treaty, such reduced rates and exemption do not apply if (i) you are a United States corporation, (ii) by reason of any special measures, the tax imposed on you by the United States with respect to such dividend income or capital gains is substantially less than the tax generally imposed by the United States on corporate profits and (iii) 25% or more of your capital is held of record or is otherwise determined, after consultation between competent authorities of the United States and Korea, to be owned directly or indirectly by one or more persons who are not individual residents of the United States. Also, under Article 16 (Capital Gains) of the Korea-United States income tax treaty, the exemption on capital gains does not apply if (a) you have a permanent establishment in Korea and any shares of common stock in which you hold an interest and which gives rise to capital gains are effectively connected with such permanent establishment, (b) you are an individual and you maintain a fixed base in Korea for an aggregate of 183 days or more during a given taxable year and your ADSs or common shares giving rise to capital gains are effectively connected with such fixed base or (c) you are an individual and you are present in Korea for an aggregate of 183 days or more during a given taxable year.

You should inquire for yourself whether you are entitled to the benefit of a tax treaty between Korea and the country where you are a resident. It is the responsibility of the party claiming the benefits of an income tax treaty in respect of dividend payments or capital gains to submit to us, the purchaser or the financial investment company, as applicable, a certificate as to his tax residence. In the absence of sufficient proof, we, the purchaser or the financial investment company, as applicable, must withhold tax at the normal rates. Furthermore, in order for you to claim the benefit of a tax rate reduction or tax exemption on certain Korean source income (such as dividends or capital gains) under an applicable tax treaty, Korean tax law requires you (or your agent) to submit an application (for reduced withholding tax rate, “application for entitlement to reduced tax rate,” and in the case of exemptions from withholding tax, “application for tax exemption,” along with a certificate of your tax residency issued by a competent authority of your country of tax residence, subject to certain exceptions) as the beneficial owner of such Korean source income (“BO application”). For example, a U.S. resident would be required to provide Form 6166 as a certificate of tax residency together with the application for entitlement to reduced tax rate or the application for tax exemption. Such application should be submitted to the withholding agent prior to the payment date of the relevant income. Subject to certain exceptions, where the relevant income is paid to an overseas investment vehicle (which is not the beneficial owner of such income) (“OIV”), a beneficial owner claiming the benefit of an applicable tax treaty with respect to such income must submit its BO application to such OIV, which must submit an OIV report and a schedule of beneficial owners to the withholding agent prior to the payment date of such income. In the case of a tax exemption application, the withholding agent is required to submit such application (together with the applicable OIV report in the case of income paid to an OIV) to the relevant district tax office by the ninth day of the month following the date of the payment of such income.

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

Non-reporting or under-reporting of securities transaction tax will generally result in penalties equal to 20% to 60% of the non-reported tax amount or 10% to 60% of under-reported tax amount. Also, a failure to timely pay securities transaction tax will result in a penalty equal to 10.95% per annum of the due but unpaid tax amount. The penalties are imposed on the party responsible for paying the securities transaction tax or, if such tax is required to be withheld, on the party that has the obligation to withhold.

Item 10.F.	Dividends and Paying Agents

Not applicable.

Item 10.G.	Statement by Experts

Not applicable.

Item 10.H.	Documents on Display

We are subject to the information requirements of the Exchange Act, and, in accordance therewith, are required to file reports, including annual reports on Form 20-F, and other information with the U.S. Securities and Exchange Commission. These materials, including this annual report and the exhibits thereto, may be inspected and copied at the Commission’s public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call the Commission at 1-800-SEC-0330 for further information on the public reference rooms. As a foreign private issuer, we are also required to make filings with the Commission by electronic means. Any filings we make electronically will be available to the public over the Internet at the Commission’s web site at http://www.sec.gov.

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

The following chart sets out our risk management governance structure as of the date of this annual report:

Risk Management Committee

Our Risk Management Committee is a board-level committee that is responsible for overseeing all risks and advising the board of directors with respect to risk management-related issues. The committee consists of one non-standing director and three non-executive directors (one of whom serves as the chairman of the committee), and its major roles include:

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

Kookmin Bank uses its internally developed credit rating systems to rate potential borrowers. As the characteristics of each customer segment differ, Kookmin Bank uses several credit rating systems for its customers. The nature of the credit rating system used for a particular borrower depends on whether the borrower is an individual, a “small office/home office” customer, a small- and medium-sized enterprise or a large company. For large companies, Kookmin Bank has 17 credit ratings ranging from AAA to D. For small- and medium-sized enterprises, it has 15 credit ratings ranging from AA to D. For retail customers, it has 13 credit ratings ranging from grade 1 to grade 13.

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

For owner-operated enterprises (which we refer to as SOHOs) with total outstanding loans of ￦1 billion or less, Kookmin Bank has put in place a retail SOHO credit rating system, which adopts simplified credit evaluation modeling procedures and has the same structure and process as the credit rating system for individual retail borrowers. This system consists of a scoring model and a preliminary examination checklist. The scoring model analyzes information with respect to the customer’s personal information and bank transaction history, as well as information from credit bureaus. The preliminary examination checklist is based on information regarding the customer’s credit delinquencies and history of write-offs. This system classifies customers into 13 possible credit ratings.

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

•

Non-financial Model. The Non-financial model uses various qualitative and quantitative factors, such as future repayment capability, market prospects, management capability and business capability, to evaluate borrowers. The factors that are evaluated and the weighting given to each factor vary by type of industry and size of company.

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

We manage and control exposure limits on a daily basis. The principal system that we use for this purpose is the Total Exposure Management System. This system allows us to monitor and control our total exposure to large corporations, chaebols and industries. We monitor our exposure to large corporations to which we have an exposure of ￦30 billion or more, individual corporations to which we have an exposure of more than ￦20 billion, and also our exposure to the 65 chaebols, which are comprised of the 42 largest chaebols in Korea designated as such by the Financial Supervisory Service based on their outstanding exposures as well as 23 chaebols selected for monitoring by the Senior Executive Vice President of Kookmin Bank’s Risk Management Division. We also monitor our exposure to industries by peer groups. Our Total Exposure Management System integrates all of our credit-related risk including credit extended by our overseas branches and affiliates. The assets subject to the system include all Won-denominated and foreign currency-denominated loans, all assets in trust accounts except specified money trusts, guarantees, trade-related credits, commercial paper, corporate bonds and other securities and derivatives.

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

Credit Risk Management and Monitoring

Kookmin Bank’s Credit Risk Department manages and regulates our loan portfolio policies. It also analyzes and monitors our loan portfolios and monitors our compliance with the applicable limits for credit risk. Moreover, it separately manages high-risk products, such as real estate project financing loans and over-the-counter derivative products, by setting appropriate limits.

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

Kookmin Bank’s Risk Management Council is responsible for interest rate and liquidity risk management for its non-trading activities. The council meets on a regular basis and as required to respond to developments in the market and the economy. Members of the Risk Management Council, acting through Kookmin Bank’s Risk Management Department, review Kookmin Bank’s interest rate and liquidity gap position monthly, formulate a view on interest rates, establishing strategies with respect to deposit and lending rates and review the business profile and its impact on asset and liability management.

To ensure adequate interest rate and liquidity risk management, we have assigned the responsibilities for our asset and liability risk management to Kookmin Bank’s Risk Management Department in Kookmin Bank’s Risk Management Group, which monitors and reviews the asset and liability operating procedures and activities of Kookmin Bank’s Financial Planning Department, and independently reports to the management on the related issues.

Market Risk Management for Trading Activities

Our trading activities consist of:

•

trading activities for our own account to realize short-term trading profits in Won-denominated debt and equities markets and foreign exchange markets based on our short-term forecast of changes in the market situation; and

•

trading activities involving derivatives, such as swaps, forwards, futures and option transactions, to realize profits primarily from selling derivative products to our customers and to hedge market risk incurred from those activities. In addition, certain derivative products that we use to hedge our own market risk are classified as trading activities as they do not qualify for hedge accounting treatment under IFRS. We believe, however, that certain of these products are effective as economic hedges.

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

The following table shows the volume and types of positions held by Kookmin Bank for which the VaR method is used to measure market risk as of December 31, 2012, 2013 and 2014.

	As of December 31,
	2012		2013		2014
	(in millions of Won)
Securities—Bond(1)	￦	6,181,712	￦	6,918,051	￦	7,393,643
Securities— Equity(1)		173,757		93,122		60,122
Spot exchanges(2)		271,500		1,569,768		1,192,918
Derivatives(3)		4,091,473		3,465,130		3,808,515

Total	￦	10,718,442	￦	12,046,071	￦	12,455,198

(1)	Represents amounts marked to market.
(2)

Represents the overall net open currency position in each currency, which is the greater of (i) the sum of the absolute value of all short positions and (ii) the sum of the absolute value of all long positions.

(3)

For over-the-counter derivatives, represents the absolute value of over-the-counter derivatives measured at fair value at year end for monitoring purposes. For exchange-traded derivatives, includes the amount of deposits and the collateral posted for such derivatives.

The following table shows Kookmin Bank’s ten-day HSVaRs (at a 99% confidence level for a ten-day holding period) as of December 31, 2012, 2013 and 2014 for interest risk, stock price risk and foreign exchange risk relating to its trading activities. The following figures were calculated on a consolidated basis.

	As of December 31,
	2012		2013		2014
	(in billions of Won)
Risk categories:
Interest risk	￦	8.3	￦	17.0	￦	10.1
Stock price risk		4.9		1.1		0.9
Foreign exchange risk		11.2		5.3		10.8
Less: diversification		(12.7)		(7.0)		(8.8)

Diversified VaR for overall trading activities	￦	11.7	￦	16.4	￦	13.0

In 2014, the average, high, low and ending amounts of ten-day HSVaR (at a 99% confidence level for a ten-day holding period) for Kookmin Bank relating to its trading activities were as follows.

	Trading activities VaR for 2014
	Average		Minimum		Maximum		As of December 31, 2014
	(in billions of Won)
Interest risk	￦	12.9	￦	7.7	￦	19.8	￦	10.1
Stock price risk		1.6		0.7		3.9		0.9
Foreign exchange risk		12.0		5.1		14.7		10.8
Less: diversification								(8.8)

Diversified VaR for overall trading activities		15.4		10.1		23.6	￦	13.0

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

The standardized method is used to measure the market risk of the positions for which the Financial Supervisory Service has not approved the use of the VaR method. In addition, we use the standardized method for positions which are held by certain subsidiaries or for which measuring VaR is difficult due to the lack of daily position data. See Note 4.4.2 of the notes to our consolidated financial statements included elsewhere in this annual report.

The following table shows the volume and types of instruments held by Kookmin Bank for which the standardized method is used to measure its required equity capital as of December 31, 2012, 2013 and 2014.

	As of December 31,
	2012		2013		2014
	(in millions of Won)
30-year government bonds(1)	￦	—	￦	—	￦	7,913
Currency rate swaps and foreign exchange positions(2)		131,723		122,537		117,334
Options embedded in convertible bonds(3)		17,459		2,328		2,383

Total	￦	149,182	￦	124,865	￦	127,630

(1)	Represents amounts marked to market.
(2)

Represents the overall net open currency position in each currency held by Kookmin Bank (China) Ltd. and a special purpose vehicle with respect to Kookmin Bank’s covered bond program. The overall net open currency position is the greater of (i) the sum of the absolute value of all short positions and (ii) the sum of the absolute value of all long positions.

(3)	Represents the absolute value of over-the-counter derivatives measured at fair value at year end for monitoring purposes.

The following table shows Kookmin Bank’s required equity capital measured using the standardized method as of December 31, 2012, 2013 and 2014.

	As of December 31,
	2012		2013		2014
	(in millions of Won)
Risk categories:
Interest risk	￦	1,673	￦	921	￦	792
Stock price risk		4,567		2		1,101
Foreign exchange risk		9,081		9,214		9,387

Total	￦	15,321	￦	10,137	￦	11,280

Back-Testing. We conduct back testing on a daily basis to validate the adequacy of our market risk model. In back testing, we compare both the actual and hypothetical profit and loss with the VaR calculations and analyze any results that fall outside our predetermined confidence interval of 99%. The number of times the actual changes in fair values, earnings or cash flows from the market risk sensitive instruments exceeded the VaR amounts in 2012, 2013 and 2014 was nil, 4 and 1, respectively.

Stress testing. In addition to VaR, which assumes normal market situations, we use stress testing to assess our market risk exposure to abnormal market fluctuations. Abnormal market fluctuations include significant declines in the stock market and significant increases in the general level of interest rates. This is an important way to supplement VaR, as VaR is a statistical expression of possible loss under a given confidence level and holding period. It does not cover potential loss if the market moves in a manner that is outside our normal expectations. Stress testing projects the anticipated change in value of holding positions under certain scenarios assuming that no action is taken during a stress event to change the risk profile of a portfolio. According to Kookmin Bank’s stress testing, we estimate that as of December 31, 2014, Kookmin Bank’s trading portfolio could have lost ￦299 billion for an assumed short-term extreme decline of approximately 25% in the equity market and an approximate 77 basis point increase in the Korean treasury bond rates under an abnormal stress environment.

We monitor the impact of market turmoil or any abnormality by conducting stress tests and confirming that the results are within our market risk limits. If the impact is large, Kookmin Bank’s chief risk officer may request that our portfolio be restructured or other appropriate action be taken.

Interest Risk

Interest risk from trading activities arises mainly from our trading of Won-denominated debt securities. Our trading strategy is to benefit from short-term movements in the prices of debt securities arising from changes in interest rates. As our trading accounts are marked-to-market daily, we manage the interest risk related to our trading accounts using market value-based tools such as VaR and sensitivity analysis. As of December 31, 2014, the VaR of Kookmin Bank’s interest risk from trading was ￦10.1 billion and the weighted average duration, or weighted average maturity, of its Won-denominated debt securities at fair value through profit or loss was approximately 2.1 years.

Foreign Exchange Risk

Foreign exchange risk arises because we have assets and liabilities that are denominated in currencies other than Won, as well as off-balance sheet items such as foreign exchange forwards and currency swaps.

Prior to August 2010, assets and liabilities denominated in U.S. dollars, Japanese yen, and Euro typically accounted for the majority of our foreign currency assets and liabilities. Beginning in August 2010, the Kazakhstan tenge has accounted for a large portion of our foreign currency assets and liabilities, although its impact has decreased since 2013 due to impairment losses on our equity stake in JSC Bank CenterCredit, a Kazakhstan Bank. Until August 2010, our investment in JSC Bank CenterCredit was fully hedged against currency risk. See “Item 4.B. Business Overview—Capital Markets Activities and International Banking—International Banking.” However, in August 2010, we decided to discontinue such currency hedge as the value of the Won had remained relatively stable against the Kazakhstan tenge for a prolonged period of time.

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

The following table shows Kookmin Bank’s non-consolidated net open positions at the end of 2012, 2013 and 2014. Positive amounts represent long positions and negative amounts represent short positions. The net open positions held by subsidiaries other than Kookmin Bank are not significant.

	As of December 31,(1)
	2012		2013		2014
	(in millions of US$)
Currency:
U.S. dollars	US$	(72.0)	US$	(135.0)	US$	(174.7)
Japanese yen		(8.3)		(17.3)		(1.8)
Euro		(4.8)		(5.5)		(1.1)
Kazakhstan tenge		314.5		82.5		56.5
Others		25.4		22.9		34.6

Total	US$	254.8	US$	(52.4)	US$	(86.5)

(1)	Amounts prepared on a non-consolidated basis.

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

As of December 31, 2014, Kookmin Bank’s equity trading position was ￦60.1 billion.

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

Market risk from trading derivatives is not significant since our derivative trading activities are primarily driven by customer deals with very limited open trading positions.

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

•

With respect to liability maturities, we use last 36 months’ average balance to segregate “non-core” and “core” demand deposits. We assume “non-core” deposits to have remaining maturities of one month or less, and we assume “core” demand deposits to have remaining maturities between one month and five years.

The following table shows Kookmin Bank’s interest rate gap for Won-denominated accounts and foreign currency-denominated accounts as of December 31, 2014.

	As of December 31, 2014
	0-3 Months		3-6 Months		6-12 Months		1-3 Years		Over 3 Years		Total
	(in billions of Won, except percentages)
Won-denominated Interest earning assets:
Loans	￦	68,691	￦	55,961	￦	43,967	￦	11,881	￦	12,885	￦	193,384
Securities		3,291		2,140		4,959		13,258		3,052		26,701
Others		9,429		262		275		703		105		10,774

Total	￦	81,411	￦	58,363	￦	49,201	￦	25,842	￦	16,042	￦	230,859

Interest bearing liabilities:
Deposits	￦	76,842	￦	37,206	￦	51,233	￦	21,161	￦	16,554	￦	202,995
Borrowings		5,050		0		2		0		150		5,202
Others		10,126		1,310		1,762		4,677		3,188		21,063

Total	￦	92,018	￦	38,516	￦	52,996	￦	25,838	￦	19,892	￦	229,260

Sensitivity gap		(10,607)		19,847		(3,795)		3		(3,849)		1,599
Cumulative gap		(10,607)		9,240		5,445		5,448		1,599
% of total assets		(4.6)%		4.0%		2.4%		2.4%		0.7%
Foreign currency-denominated Interest earning assets:
Due from banks	￦	8,893	￦	1,925	￦	1,054	￦	260	￦	11	￦	12,144
Loans		212		33		79		367		107		797
Securities		870		330		335		879		0		2,415

Total	￦	9,976	￦	2,287	￦	1,469	￦	1,506	￦	117	￦	15,356

Interest bearing liabilities:
Deposits	￦	1,856	￦	2,400	￦	354	￦	124	￦	38	￦	4,772
Borrowings		3,995		1,311		824		83		13		6,226
Others		3,471		0		297		1,209		0		4,977

Total	￦	9,322	￦	3,711	￦	1,476	￦	1,416	￦	51	￦	15,975

Sensitivity gap		654		(1,423)		(7)		90		66		(620)
Cumulative gap		654		(769)		(776)		(686)		(620)
% of total assets		4.3%		(5.0)%		(5.1)%		(4.5)%		(4.0)%

Duration Gap Analysis. We also perform duration gap analysis to measure and manage interest rate risk. Duration gap analysis is a more long-term risk indicator than interest rate gap analysis, as interest rate gap analysis focuses more on accounting income as opposed to the market value of the assets and liabilities. We emphasize duration gap analysis because, in the long run, our principal concern with respect to interest rate fluctuations is the net asset value rather than net interest revenue changes. In 2014, our asset and liability duration gap was negative and it moved between (-)0.035 years and (-)0.044 years. Accordingly, our net asset value would have declined between ￦78 billion and ￦102 billion if interest rates had decreased by one percentage point.

For duration gap analysis we use or assume the same maturities for different assets and liabilities that we use or assume for our interest rate gap analysis.

The following table shows Kookmin Bank’s duration gaps and net asset value changes when interest rates decrease by one percentage point as of the specified dates, on a non-consolidated basis.

Won-denominated	Asset Duration	Liability Duration	Duration Gap	Net Asset Value Change
Date	(in years)	(in years)	(in years)	(in billions of Won)
June 30, 2014	0.733	0.801	(0.035)	(78)
December 31, 2014	0.762	0.838	(0.044)	(102)

Foreign currency-denominated	Asset Duration	Liability Duration	Duration Gap	Net Asset Value Change
Date	(in years)	(in years)	(in years)	(in billions of Won)
June 30, 2014	0.298	0.341	(0.066)	(9)
December 31, 2014	0.303	0.307	(0.033)	(4)

We set interest rate risk limits using historical interest rate volatility of financial bonds and duration gaps with respect to expected asset and liability positions based on our annual business plans. The Risk Management Department in Kookmin Bank’s Risk Management Group submits interest rate gap analysis reports, duration gap analysis reports and interest rate risk limit compliance reports monthly to Kookmin Bank’s Risk Management Council and quarterly to Kookmin Bank’s Risk Management Committee.

The following table summarizes Kookmin Bank’s interest rate risk, taking into account asset and liability durations as of December 31, 2014.

	As of December 31, 2014
	3 Months or Less		3-6 Months		6-12 Months		1-3 Years		Over 3 Years		Total
	(in billions of Won, except percentages and maturities in years)
Won-denominated:
Asset position	￦	81,411	￦	58,363	￦	49,201	￦	25,842	￦	16,042	￦	230,859
Liability position		92,018		38,516		52,996		25,838		19,892		229,260
Gap		(10,607)		19,847		(3,795)		3		(3,849)		1,599
Average maturity		0.242		0.482		0.956		2.753		5.123
Interest rate volatility		(0.97)%		(0.83)%		(0.47)%		0.12%		0.37%
Amount at risk		3		66		(11)		(8)		60		110

Foreign currency-denominated:
Asset position	￦	9,976	￦	2,287	￦	1,469	￦	1,506	￦	117	￦	15,356
Liability position		9,322		3,711		1,476		1,416		51		15,975
Gap		654		(1,423)		(7)		90		66		(620)
Average maturity		0.249		0.496		0.982		2.859		5.445
Interest rate volatility		0.24%		0.40%		0.46%		0.33%		0.27%
Amount at risk		(0)		3		(0)		(0)		(1)		2

Interest Rate VaR Analysis. Interest rate VaR is the estimated maximum possible loss on net non-trading assets due to unfavorable changes in interest rates. We calculate interest rate VaR based on interest earning assets and interest bearing liabilities, excluding trading positions, at a 99.94% confidence level. In 2012, we changed our method of calculating the interest rate impact from the previous internal simulation method of applying probable interest rate scenarios to a historical simulation method which uses actual historical price, volatility and yield changes in comparison with the current position to generate hypothetical portfolios and calculate a distribution of position and portfolio market value changes. The previous internal simulation method used extreme values in applying hypothetical interest rates to each maturity period, which we believe may result in exaggerated interest rate VaR values. Accordingly, we believe that the change in our interest rate VaR methodology to a historical simulation method will allow us to benefit from more sophisticated risk measurements using practical scenarios. Using the historical simulation method, Kookmin Bank’s interest rate VaR was ￦203 billion as of December 31, 2013 and ￦112 billion as of December 31, 2014. See Note 4.4.3 of the notes to our consolidated financial statements included elsewhere in this annual report.

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

For Won-denominated assets and liabilities, we manage liquidity using a cash flow structure based on holding short-term liabilities and long-term assets. Generally, the average initial contract maturity of our new Won-denominated time deposits was less than one year, while during the same period most of our new loans and securities had maturities over one year.

We manage liquidity risk within the limits set on Won and foreign currency accounts in accordance with the regulations of the Financial Services Commission. The Financial Services Commission requires Korean banks, including Kookmin Bank, to maintain a liquidity coverage ratio of not less than 80% from January 1, 2015 to December 31, 2015, with such minimum liquidity coverage ratio to increase in increments of 5% per annum to

100% by 2019, and a foreign currency liquidity ratio of not less than 85%. The Financial Services Commission defines the liquidity coverage ratio as the ratio of highly liquid assets to total net cash outflows over a one-month period. The highly liquid assets and total net cash outflows included in the calculation of the liquid coverage ratio are determined in accordance with the “Standards for Calculation of Liquidity Coverage Ratio” under the “Detailed Regulations on Supervision of Banking Business.”

Kookmin Bank’s Treasury Department is responsible for daily liquidity risk management of its Won and foreign currency exposure. It reports monthly plans for funding and operations to the Asset Liability Management Committee of Kookmin Bank, which discusses factors such as interest rate movements and maturity structures of its deposits, loans and securities.

The following table shows Kookmin Bank’s liquidity status and limits for Won and foreign currency accounts as of December 31, 2014 in accordance with Financial Services Commission regulations:

Won accounts:	1 Month or Less
(in billions of Won, except percentages)
Assets (A)	￦ 54,476
Liabilities (B)	44,991
Liquidity gap	9,485
Liquidity ratio (A/B)	121.08%
Limit	100%

	7 Days or Less		1 Month or Less		3 Months or Less
	(in millions of US$, except percentages)
Foreign currency assets (A)	US$	5,135	US$	9,670	US$	15,703
Foreign currency liabilities (B)		4,122		8,060		13,501
Maturity gap (C)		1,013		1,609		2,202
Cumulative gap		1,013		2,622		4,824
Total assets (D)		34,830		34,830		34,830
Liquidity gap ratio (C/D)		2.91%		4.62%		116.31	%(1)
Limits		(3.00)%		(10.00)%		85.00%

(1)	Liquidity ratio (A/B).

The Risk Management Department in Kookmin Bank’s Risk Management Group reports whether it is complying with these limits monthly to Kookmin Bank’s Risk Management Council and quarterly to Kookmin Bank’s Risk Management Committee.

Operational Risk Management

Overall Status

There is no complete consensus on the definition of operational risk in the banking industry. We define operational risk broadly to include all financial and non-financial risks, other than credit risk, market risk, interest rate risk and liquidity risk, that may arise from our operations that could negatively impact our capital, including the risk of loss resulting from inadequate or failed internal processes, people and systems or from external events as defined under Basel II. Our operational risk management objectives include not only satisfying regulatory requirements, but also providing internal support through the growth of a strong risk management culture, reinforcement of internal controls, improvement of work processes and provision of timely feedback to management members and staff throughout the bank.

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

Internal Control

To monitor and control operational risks, we maintain a system of comprehensive policies and have put in place a control framework designed to provide a stable and well-managed operational environment throughout our organization. Each of our subsidiaries establishes its own internal control system in accordance with the group-level internal control principles. Our Compliance Supporting Department is responsible for monitoring and advising our subsidiaries regarding their internal control systems. Our Audit Committee, which consists of four non-executive directors, is an independent authority that evaluates the effectiveness and efficiency of our group-wide internal control systems and business processes and monitors our subsidiaries’ compliance with such systems and processes, as well as reviews the reliability of our financial statements to secure the transparency and stability of our management (including through the activities of our independent auditors). In particular, we have established group-wide internal guidelines with respect to our subsidiaries’ reporting requirements. Our subsidiaries review their operations and their level of compliance with internal control systems and business processes on a periodic basis and, as part of this process, they are required to report any problems discovered and any remedial actions taken to our chief compliance officer, who is responsible for reporting to our Audit Committee. Based on the results of these reports, or on an ad hoc basis in response to any problem or potential problem that it identifies, the Audit Committee may direct a subsidiary to conduct an audit of its operations or, if it chooses to do so, conduct its own audit of those operations. The Audit Committee interacts on a regular basis with our Audit Department, Compliance Supporting Department and our independent auditors. In carrying out these duties, the Audit Committee ultimately protects our property for the benefit of our shareholders, investors and customers by independently monitoring our management.

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

We currently test our disaster recovery systems on a quarterly basis, with the comprehensive testing including our branches and the main IT center’s disaster recovery system. Our disaster recovery capabilities involve a number of operations other than our core banking operations, including credit card and call center transactions. Internally, our IT Operations Department monitors all of our computerized network processes and IT systems. This department monitors and reports on any unusual delays or irregularities reported by our branches. In addition, Kookmin Bank’s Information Security Department is responsible for the daily monitoring of its information security system. Our business operations, other than our core banking and credit card operations, regularly conduct joint IT security assessments with respect to such operations and have implemented measures to identify and respond collectively to security breach attempts, such as hacking attempts.

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

Fees and Payments from the Depositary to Us

In 2014, we received the following payments from the depositary:

Reimbursement of listing fees:	$42,000
Reimbursement of SEC filing fees:	$34,430
Reimbursement of expenses related to proxy process (printing, postage and distribution) and ADS holders identification:	$45,648
Reimbursement of legal fees:	$345,154
Reimbursement of expenses related to our investor relations activities (investor conferences and investor relations agency fees, etc.):	$126,832
In addition, as part of its service to us, the depositary waives its fees for the standard costs and operating expenses associated with the administration of the ADS facility.

Item 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

Item 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

Item 15.	CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

We have evaluated, with the participation of our chief executive officer and chief financial officer, the effectiveness of our disclosure controls and procedures as of December 31, 2014. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon our evaluation, our chief executive officer and chief financial officer concluded that our disclosure controls and procedures as of December 31, 2014 were effective to provide reasonable assurance that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the applicable rules and forms, and that it is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding required disclosure.

Management’s Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. Under the supervision and with the participation of our management, including our chief executive officer and chief financial officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control – Integrated Framework 2013 issued by the Committee of Sponsoring Organizations of the Treadway Commission. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS as issued by the IASB. Our internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS as issued by the IASB, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements. Because of its inherent limitations, internal control over financial reporting is not intended to provide absolute assurance that a misstatement of our financial statements would be prevented or detected. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Based on our evaluation, our management concluded that our internal control over financial reporting was effective as of December 31, 2014. The effectiveness of our internal control over financial reporting as of December 31, 2014 has been audited by Samil PricewaterhouseCoopers, an independent registered public accounting firm, as stated in its report included herein which expressed an unqualified opinion on the effectiveness of our internal control over financial reporting as of December 31, 2014.

Attestation Report of the Registered Public Accounting Firm

The attestation report of our independent registered public accounting firm is furnished in Item 18 of this Form 20-F.

Changes in Internal Control Over Financial Reporting

There has been no change in our internal control over financial reporting during 2014 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 16.	[RESERVED]

Item 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that each of Woon Youl Choi and Jongsoo Han, our non-executive directors and members of our Audit Committee, qualifies as an “audit committee financial expert” and is independent within the meaning of this Item 16A.

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

Audit and Non-audit Fees

The following table sets forth the fees billed to us by independent registered public accounting firm Samil PricewaterhouseCoopers during the fiscal years ended December 31, 2013 and 2014:

	Year Ended December 31,
	2013		2014
	(in millions of Won)
Audit fees	￦	5,524	￦	5,517
Audit-related fees		35		—
Tax fees		16		—

Total fees	￦	5,575	￦	5,517

Audit fees in the above table are the aggregate fees billed by Samil PricewaterhouseCoopers in connection with:

•	the audits of our annual financial statements and the review of our interim financial statements;

•	the audits of our special purpose entities in connection with the Korean Securities Exchange Act or the Financial Investment Services and Capital Markets Act; and

•	our financial debenture offering services.

Audit-related fees in the above table are fees billed by Samil PricewaterhouseCoopers in connection with attestation of our financial statements under IFRS. Tax fees in the above table are fees billed by Samil PricewaterhouseCoopers in connection with tax filing services for our subsidiaries.

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

NYSE Corporate Governance Standards	KB Financial Group

Director Independence
Listed companies must have a majority of independent directors.	The majority of our board of directors is independent (as defined in accordance with the New York Stock Exchange’s standards), as seven out of nine directors are non-executive directors.

Executive Session
Non-management directors must meet in regularly scheduled executive sessions without management. Independent directors should meet alone in an executive session at least once a year.	Our non-executive directors hold executive sessions as needed in accordance with the Regulation of the Board of Directors.

Nomination/Corporate Governance Committee
A nomination/corporate governance committee of independent directors is required. The committee must have a charter that addresses the purpose, responsibilities (including development of corporate governance guidelines) and annual performance evaluation of the committee.

We maintain a Non-executive Director Nominating Committee composed of three non-executive directors and our chief executive officer.

We maintain a Corporate Governance Committee composed of three non-executive directors, one non-standing director and our chief executive officer.

Compensation Committee
A compensation committee of independent directors is required. The committee must have a charter that addresses the purpose, responsibilities and annual performance evaluation of the committee. The charter must be made available on the company’s website. In addition, in accordance with the U.S. Securities and Exchange Commission rules adopted pursuant to Section 952 of the Dodd-Frank Act, the New York Stock Exchange listing standards were amended to expand the factors relevant in determining whether a committee member has a relationship with the company that will materially affect that member’s duties to the compensation committee.	We maintain an Evaluation and Compensation Committee composed of four non-executive directors.

NYSE Corporate Governance Standards	KB Financial Group
Additionally, the committee may obtain or retain the advice of a compensation adviser only after taking into consideration all factors relevant to determining that adviser’s independence from management.

Audit Committee
Listed companies must have an audit committee that satisfies the independence and other requirements of Rule 10A-3 under the Exchange Act. All members must be independent. The committee must have a charter addressing the committee’s purpose, an annual performance evaluation of the committee, and the duties and responsibilities of the committee. The charter must be made available on the company’s website.	We maintain an Audit Committee composed of four non-executive directors. Accordingly, we are in compliance with Rule 10A-3 under the Exchange Act.

Audit Committee Additional Requirements
Listed companies must have an audit committee that is composed of at least three directors.	Our Audit Committee has four members, as described above.

Shareholder Approval of Equity Compensation Plan
Listed companies must allow its shareholders to exercise their voting rights with respect to any material revision to the company’s equity compensation plan.	We currently have three equity compensation plans: one providing for the grant of stock options to officers and directors; performance share agreements with certain of our directors; and an employee stock ownership plan, or ESOP.

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

Number	Description

1.1	Articles of Incorporation of KB Financial Group (translation in English).

2.1**	Form of Share Certificate of KB Financial Group’s common stock, par value ￦5,000 per share (translation in English).

2.2***	Form of Amended and Restated Deposit Agreement among KB Financial Group, The Bank of New York Mellon, as depositary, and all owners and holders from time to time of American depositary shares evidenced by American depositary receipts issued thereunder, including the form of American depositary receipt.

8.1****	List of subsidiaries of KB Financial Group.

11.1*	Code of Ethics.

12.1	Section 302 certifications.

13.1	Section 906 certifications.

*	Incorporated by reference to the registrant’s filing on Form 20-F (No. 000-53445), filed on June 23, 2010.
**	Incorporated by reference to the registrant’s filing on Form 20-F (No. 000-53445), filed on June 15, 2009.
***	Incorporated by reference to the registrant’s filing on Form F-6 (No. 333-184696), filed on November 1, 2012.
****	Incorporated by reference to Note 40 of the consolidated financial statements of the registrant included in this annual report.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

KB FINANCIAL GROUP INC.
(Registrant)

/s/ Jong Kyoo Yoon
(Signature)

Jong Kyoo Yoon
Chairman and Chief Executive Officer
(Name and Title)

Date: April 29, 2015

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of KB Financial Group Inc.:

In our opinion, the accompanying consolidated statements of financial position and the related consolidated statements of comprehensive income, of changes in equity and of cash flows present fairly, in all material respects, the financial position of KB Financial Group Inc. (the “Company”) and subsidiaries as of December 31, 2014 and 2013, and January 1, 2013, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2014 in conformity with International Financial Reporting Standards (IFRSs) as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2014, based on criteria established in Internal Control—Integrated Framework 2013 issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying “Management’s Annual Report on Internal Control over Financial Reporting.” Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our integrated audits.

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

/s/ Samil PricewaterhouseCoopers

Seoul, Korea

April 29, 2015

KB FINANCIAL GROUP INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

AS OF JANUARY 1, 2013, DECEMBER 31, 2013 AND 2014

	Jan. 1 2013		Dec. 31 2013		Dec. 31 2014		2014
							Translation into U.S. dollars(Note 3)
	(In millions of Korean won)						(In thousands)
ASSETS
Cash and due from financial institutions	￦	10,592,605	￦	14,792,654	￦	15,423,847	US$	14,138,774
Financial assets at fair value through profit and loss		9,559,719		9,328,742		10,757,910		9,861,590
Derivative financial assets		2,091,285		1,819,409		1,968,190		1,804,206
Loans		213,644,791		219,001,356		231,449,653		212,165,895
Financial investments		36,467,352		34,849,095		34,960,620		32,047,796
Investments in associates and joint ventures		934,641		755,390		670,332		614,482
Property and equipment		3,100,393		3,060,843		3,082,985		2,826,119
Investment property		52,974		166,259		377,544		346,088
Intangible assets		493,131		443,204		488,922		448,186
Current income tax assets		332,970		346,910		306,313		280,792
Deferred income tax assets		18,432		15,422		15,562		14,265
Assets held for sale		35,412		37,718		70,357		64,495
Other assets		8,745,799		7,550,596		8,783,473		8,051,658

Total assets		286,069,504		292,167,598		308,355,708		282,664,346

LIABILITIES
Financial liabilities at fair value through profit and loss		1,851,135		1,115,202		1,818,968		1,667,417
Derivative financial liabilities		2,054,742		1,795,339		1,797,390		1,647,636
Deposits		197,346,205		200,882,064		211,549,121		193,923,421
Debts		15,965,458		14,101,331		15,864,500		14,542,713
Debentures		24,270,212		27,039,534		29,200,706		26,767,782
Provisions		669,729		678,073		614,347		563,161
Defined benefit liabilities		83,723		64,473		75,684		69,378
Current income tax liabilities		264,666		211,263		231,907		212,585
Deferred income tax liabilities		154,303		61,816		93,211		85,445
Other liabilities		18,327,740		20,236,229		19,597,202		17,964,416

Total liabilities		260,987,913		266,185,324		280,843,036		257,443,955

TOTAL EQUITY
Capital stock		1,931,758		1,931,758		1,931,758		1,770,809
Capital surplus		15,840,300		15,854,605		15,854,510		14,533,555
Accumulated other comprehensive income		295,142		336,312		461,679		423,213
Retained earnings		6,819,869		7,859,599		9,067,145		8,311,695

Equity attributable to shareholders of the company		24,887,069		25,982,274		27,315,092		25,039,273
Non-controlling interests		194,522		—		197,580		181,118

Total equity		25,081,591		25,982,274		27,512,672		25,220,391

Total liabilities and equity	￦	286,069,504	￦	292,167,598	￦	308,355,708	US$	282,664,346

The accompanying notes are an integral part of these consolidated financial statements.

KB FINANCIAL GROUP INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 and 2014

	2012		2013		2014		2014
							Translation into U.S. dollars (Note 3)
	(In millions of Korean won, except per share amounts)						(In thousands, except per share amounts)
Interest income	￦	14,210,106	￦	12,356,930	￦	11,635,296	US$	10,665,875
Interest expense		(7,172,323)		(5,834,098)		(5,219,521)		(4,784,645)

Net interest income		7,037,783		6,522,832		6,415,775		5,881,230

Fee and commission income		2,753,876		2,657,365		2,666,185		2,444,046
Fee and commission expense		(1,187,170)		(1,178,126)		(1,283,456)		(1,176,522)

Net fee and commission income		1,566,706		1,479,239		1,382,729		1,267,524

Net gains(losses) on financial assets/liabilities at fair value through profit or loss		811,964		756,822		439,198		402,605

Net other operating income(expense)		(1,531,942)		(1,304,765)		(1,040,909)		(954,183)

General and administrative expenses		(3,845,610)		(3,983,564)		(4,009,694)		(3,675,617)

Operating profit before provision for credit losses		4,038,901		3,470,564		3,187,099		2,921,559

Provision for credit losses		(1,606,703)		(1,443,572)		(1,227,976)		(1,125,664)

Net operating profit		2,432,198		2,026,992		1,959,123		1,795,894

Share of profit(loss) of associates		(15,282)		(199,392)		13,428		12,309
Net other non-operating income(expense)		(118,272)		(12,309)		(71,126)		(65,200)

Net non-operating profit (loss)		(133,554)		(211,701)		(57,698)		(52,891)

Profit before income tax		2,298,644		1,815,291		1,901,425		1,743,003

Tax income(expense)		(519,977)		(540,593)		(486,314)		(445,796)

Profit for the year	￦	1,778,667	￦	1,274,698	￦	1,415,111	US$	1,297,208

(Continued)

KB FINANCIAL GROUP INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 and 2014

	2012		2013		2014		2014
							Translation into U.S. dollars (Note 3)
	(In millions of Korean won, except per share amounts)						(In thousands, except per share amounts)
Remeasurements of net defined benefit liabilities	￦	(30,272)	￦	40,984	￦	(99,594)	US$	(91,296)

Items that will not be reclassified to profit or loss		(30,272)		40,984		(99,594)		(91,296)

Exchange differences on translating foreign operations		(25,690)		(2,298)		17,280		15,840
Change in value of financial investments		245,757		(3,591)		248,880		228,144
Shares of other comprehensive income of associates		(44,263)		(9,811)		(32,206)		(29,523)
Cash flow hedges		(813)		1,618		(10,497)		(9,622)

Other comprehensive income(loss) for the year, net of tax		144,719		26,902		123,863		113,543

Total comprehensive income for the year		1,923,386		1,301,600		1,538,974		1,410,751

Profit attributable to:
Shareholders of the parent company		1,769,568		1,271,502		1,400,722		1,284,018
Non-controlling interests		9,099		3,196		14,389		13,190

		1,778,667		1,274,698		1,415,111		1,297,208

Total comprehensive income for the year attributable to:
Shareholders of the parent company		1,903,671		1,312,672		1,526,089		1,398,939
Non-controlling interests		19,715		(11,072)		12,885		11,811

	￦	1,923,386	￦	1,301,600	￦	1,538,974	US$	1,410,751

Earnings per share
Basic earnings per share	￦	4,580	￦	3,291	￦	3,626	US$	3.32
Diluted earnings per share		4,567		3,277		3,611		3.31

The accompanying notes are an integral part of these consolidated financial statements.

KB FINANCIAL GROUP INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 and 2014

	Equity attributable to shareholders of the parent company
	Share capital		Capital surplus		Accumulated other comprehensive income		Retained earnings		Non-controlling interest		Total equity
	(In millions of Korean won)
Balance at January 1, 2012	￦	1,931,758	￦	15,841,824	￦	161,039	￦	5,048,558	￦	181,820	￦	23,164,999
Changes in accounting policy		—		—		—		279,916		—		279,916

Restated balance		1,931,758		15,841,824		161,039		5,328,474		181,820		23,444,915

Comprehensive income
Profit for the year		—		—		—		1,769,568		9,099		1,778,667
Remeasurements of net defined benefit liabilities		—		—		(30,253)		—		(19)		(30,272)
Exchange differences on translating foreign operations		—		—		(25,597)		—		(93)		(25,690)
Change in value of financial investments		—		—		235,029		—		10,728		245,757
Shares of other comprehensive income of associates		—		—		(44,263)		—		—		(44,263)
Cash flow hedges		—		—		(813)		—		—		(813)

Total comprehensive income						134,103		1,769,568		19,715		1,923,386
Transactions with shareholders
Dividends paid to shareholders of the parent company		—		—		—		(278,173)		—		(278,173)
Changes in interest in subsidiaries		—		(1,524)		—		—		(7,013)		(8,537)

Total transactions with shareholders		—		(1,524)		—		(278,173)		(7,013)		(286,710)
Balance at December 31, 2012	￦	1,931,758	￦	15,840,300	￦	295,142	￦	6,819,869	￦	194,522	￦	25,081,591

(Continued)

KB FINANCIAL GROUP INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 and 2014

	Equity attributable to shareholders of the parent company
	Share capital		Capital surplus		Accumulated other comprehensive income		Retained earnings		Non-controlling interest		Total equity
	(In millions of Korean won)
Balance at January 1, 2013	￦	1,931,758	￦	15,840,300	￦	295,142	￦	6,819,869	￦	194,522	￦	25,081,591
Comprehensive income
Profit for the year		—		—		—		1,271,502		3,196		1,274,698
Remeasurements of net defined benefit liabilities		—		—		40,984		—		—		40,984
Exchange differences on translating foreign operations		—		—		(2,372)		—		74		(2,298)
Change in value of financial investments		—		—		10,751		—		(14,342)		(3,591)
Shares of other comprehensive income of associates		—		—		(9,811)		—		—		(9,811)
Cash flow hedges		—		—		1,618		—		—		1,618

Total comprehensive income		—		—		41,170		1,271,502		(11,072)		1,301,600
Transactions with shareholders
Dividends paid to shareholders of the parent company		—		—		—		(231,811)		—		(231,811)
Changes in interest in subsidiaries		—		14,305		—		39		(183,450)		(169,106)

Total transactions with shareholders		—		14,305		—		(231,772)		(183,450)		(400,917)
Balance at December 31, 2013	￦	1,931,758	￦	15,854,605	￦	336,312	￦	7,859,599	￦	—	￦	25,982,274

(Continued)

KB FINANCIAL GROUP INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 and 2014

	Equity attributable to shareholders of the parent company
	Share capital		Capital surplus		Accumulated other comprehensive income		Retained earnings		Non-controlling interest		Total equity
	(In millions of Korean won)
Balance at January 1, 2014	￦	1,931,758	￦	15,854,605	￦	336,312	￦	7,859,599	￦	—	￦	25,982,274

Comprehensive income
Profit for the year		—		—		—		1,400,722		14,389		1,415,111
Remeasurements of net defined benefit liabilities		—		—		(98,291)		—		(1,303)		(99,594)
Exchange differences on translating foreign operations		—		—		17,280		—		—		17,280
Change in value of financial investments		—		—		248,843		—		37		248,880
Shares of other comprehensive income of associates		—		—		(32,206)		—		—		(32,206)
Cash flow hedges		—		—		(10,259)		—		(238)		(10,497)

Total comprehensive income		—		—		125,367		1,400,722		12,885		1,538,974
Transactions with shareholders
Dividends paid to shareholders of the parent company		—		—		—		(193,176)		—		(193,176)
Changes in interest in subsidiaries		—		(95)		—		—		184,695		184,600

Total transactions with shareholders		—		(95)		—		(193,176)		184,695		(8,576)
Balance at December 31, 2014	￦	1,931,758	￦	15,854,510	￦	461,679	￦	9,067,145	￦	197,580	￦	27,512,672

(Continued)

KB FINANCIAL GROUP INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 and 2014

	Equity attributable to shareholders of the parent company
	Share capital		Capital surplus		Accumulated other comprehensive income		Retained earnings		Non-controlling interest		Total equity
	(Translation into U.S. dollars(Note 3))(In thousands)
Balance at January 1, 2014	US$	1,770,809	US$	14,533,642	US$	308,291	US$	7,204,758	US$	—	US$	23,817,501

Comprehensive income
Profit for the year		—		—		—		1,284,018		13,190		1,297,208
Remeasurements of net defined benefit liabilities		—		—		(90,102)		—		(1,194)		(91,296)
Exchange differences on translating foreign operations		—		—		15,840		—		—		15,840
Change in value of financial investments		—		—		228,110		—		34		228,144
Shares of other comprehensive income of associates		—		—		(29,523)		—		—		(29,523)
Cash flow hedges		—		—		(9,404)		—		(218)		(9,622)

Total comprehensive income		—		—		114,922		1,284,018		11,811		1,410,751
Transactions with shareholders
Dividends paid to shareholders of the parent company		—		—		—		(177,081)		—		(177,081)
Others		—		(87)		—		—		169,307		169,220

Total transactions with shareholders		—		(87)		—		(177,081)		169,307		(7,861)
Balance at December 31, 2014	US$	1,770,809	US$	14,533,555	US$	423,213	US$	8,311,695	US$	181,118	US$	25,220,391

The accompanying notes are an integral part of these consolidated financial statements.

KB FINANCIAL GROUP INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 and 2014

	2012		2013		2014		2014
							Translation into U.S. dollars (Note 3)
	(In millions of Korean won)						(In thousands)
Cash flows from operating activities:
Profit for the year	￦	1,778,667	￦	1,274,698	￦	1,415,111	US$	1,297,208

Adjustment for non-cash items
Net loss(gain) on financial assets/liabilities at fair value through profit or loss		(247,854)		(110,425)		(151,483)		(138,862)
Net loss(gain) on derivative financial instruments for hedging purposes		15,165		48,787		27,088		24,831
Adjustment of fair value of derivative financial instruments		42		699		(2,040)		(1,870)
Provision for credit loss		1,606,703		1,443,572		1,227,976		1,125,664
Net loss(gain) on financial investments		148,211		(1,191)		109,461		100,341
Share of loss (profit) of associates		15,282		199,392		(13,428)		(12,309)
Depreciation and amortization expense		328,320		286,858		261,197		239,435
Other net losses on property and equipment/intangible assets		40,881		39,777		41,115		37,689
Share-based payments(reversal)		13,871		17,289		11,422		10,470
Policy reserve appropriation		1,305,730		761,877		666,155		610,653
Post-employment benefits		172,391		172,579		166,671		152,784
Net interest expense		229,691		314,866		360,500		330,464
Loss(gains) on foreign currency translation		(148,877)		17,082		116,035		106,367
Net other expense(income)		2,783		(24,981)		(17,076)		(15,653)

		3,482,339		3,166,181		2,803,593		2,570,005

Changes in operating assets and liabilities
Financial asset at fair value through profit or loss		(3,102,488)		214,181		(1,364,780)		(1,251,070)
Derivative financial instruments		193,373		116,660		104,333		95,640
Loans		(2,964,229)		(7,335,434)		(10,027,349)		(9,191,897)
Current income tax assets		(41,456)		(13,940)		40,597		37,215
Deferred income tax assets		3,211		1,349		(140)		(128)
Other assets		2,204,202		(5,075,338)		427,501		391,883
Financial liabilities at fair value through profit or loss		357,825		(773,558)		704,389		645,701
Deposits		4,495,876		2,584,993		10,668,675		9,779,790
Deferred income tax liabilities		(138,374)		(74,463)		(27,242)		(24,972)
Other liabilities		1,375,612		(430,856)		(1,467,942)		(1,345,637)

		2,383,552		(10,786,406)		(941,958)		(863,477)

Net cash generated from (used in) operating activities	￦	7,644,558	￦	(6,345,527)	￦	3,276,746	US$	3,003,736

(Continued)

KB FINANCIAL GROUP INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 and 2014

	2012		2013		2014		2014
							Translation into U.S. dollars (Note 3)
	(In millions of Korean won)						(In thousands)
Cash flows from investing activities:
Disposal of financial investments	￦	24,805,560	￦	25,655,149	￦	19,632,047	US$	17,996,358
Acquisition of financial investments		(26,141,095)		(23,020,912)		(19,463,101)		(17,841,488)
Decrease in investments in associates		16,573		20,554		81,321		74,546
Acquisition of investments in associates		(217,081)		(23,340)		(17,650)		(16,179)
Disposal of property and equipment		16,912		1,070		223		204
Acquisition of property and equipment		(143,139)		(153,469)		(202,007)		(185,176)
Acquisition of investment property		—		(114,609)		(211,995)		(194,332)
Disposal of intangible assets		10,176		5,072		4,590		4,208
Acquisition of intangible assets		(81,899)		(68,091)		(30,755)		(28,193)
Business combination, net of cash acquired		40,575		322,641		(266,899)		(244,662)
Others		(838,816)		1,554,752		(1,210,071)		(1,109,251)

Net cash provided by (used in) investing activities		(2,532,234)		4,178,817		(1,684,297)		(1,543,966)

Cash flows from financing activities:
Net cash flows from derivative financial instrument for hedging purposes		75,761		10,977		(204,563)		(187,519)
Net increase (decrease) in debts		(796,842)		(1,990,258)		1,129,837		1,035,702
Increase in debentures		10,282,920		10,758,948		43,135,390		39,541,466
Decrease in debentures		(12,945,650)		(7,924,609)		(43,816,790)		(40,166,094)
Increase in other payables to trust accounts		456,449		414,279		124,904		114,497
Dividends paid to shareholders of the parent company		(278,173)		(231,811)		(193,176)		(177,081)
Changes in interest in subsidiaries		(8,048)		(168,293)		(95)		(87)
Others		(38,680)		837,906		(930,573)		(853,040)

Net cash provided by (used in) financing activities		(3,252,263)		1,707,139		(755,066)		(692,156)

Effect of exchange rate changes on cash and cash equivalents		(13,560)		41,452		12,227		11,208

Net increase (decrease) in cash and cash equivalents		1,846,501		(418,119)		849,610		778,823
Cash and cash equivalents at the beginning of the year		4,740,804		6,587,305		6,169,186		5,655,186

Cash and cash equivalents at the end of the year	￦	6,587,305	￦	6,169,186	￦	7,018,796	US$	6,434,009

The accompanying notes are an integral part of these consolidated financial statements.

KB FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. The Parent Company

KB Financial Group Inc. (the “Parent Company”) was incorporated on September 29, 2008, under the Financial Holding Companies Act of Korea. KB Financial Group Inc. and its subsidiaries (the “Group”) derive substantially all of their revenue and income from providing a broad range of banking and related financial services to consumers and corporations primarily in Korea and in selected international markets. The Parent Company’s principal business includes ownership and management of subsidiaries and associated companies that are engaged in financial services or activities. In 2011, Kookmin Bank spun off its credit card business segment and established a new separate credit card company, KB Kookmin Card Co., Ltd., and KB Investment & Securities Co., Ltd. merged with KB Futures Co., Ltd. The Group established KB Savings Bank Co., Ltd. in January 2012, acquired Yehansoul Savings Bank Co., Ltd. in September 2013 and KB Savings Bank Co., Ltd. merged with Yehansoul Savings Bank Co., Ltd. in January 2014. In addition, the Group acquired Woori Financial Co., Ltd. and changed the name to KB Capital Co., Ltd. in March 2014.

The Parent Company’s share capital as of December 31, 2014, is ￦1,931,758 million. The Parent Company is authorized to issue up to 1 billion shares. The Parent Company has been listed on the Korea Exchange (“KRX”) since October 10, 2008, and on the New York Stock Exchange (“NYSE”) for its American Depositary Shares (“ADS”) since September 29, 2008. Number of shares authorized on its Articles of Incorporation is 1,000 million.

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

The Group has applied the following accounting policy for the financial year beginning on January 1, 2014

Amendment to IAS 32, Financial Instruments: Presentation

According to Amendment to IAS 32, Financial Instruments: Presentation, provides that the right to offset must not be contingent on a future event and must be legally enforceable in all of circumstances; and if an entity can settle amounts in a manner such that outcome is, in effect, equivalent to net settlement, the entity will meet the net settlement criterion. The application of this amendment does not have a material impact on the consolidated financial statements.

Amendment to IAS 36, Impairment of Assets

Amendment to IAS 36, Impairment of Assets, removed certain disclosures of the recoverable amount of cash-generating units which had been included in this amendment by the issuance of IFRS 13. The application of this amendment does not have a material impact on the consolidated financial statements.

Amendment to IAS 39, Financial Instruments: Recognition and Measurement

Amendment to IAS 39, Financial Instruments: Recognition and Measurement, allows the continuation of hedge accounting for a derivative that has been designated as a hedging instrument in a circumstance in which that derivative is novated to a central counterparty (CCP) as a consequence of laws or regulations. The application of this amendment does not have a material impact on the consolidated financial statements.

Amendment to IFRS 2, Share-based payment

IFRS 2, Share-based payment, clarifies the definition of ‘vesting conditions’ such as ‘performance condition’, ‘service condition’ and others. This amendment is applied to share-based payment transactions for which the grant date is on or after July 1, 2014. The application of this amendment does not have a material impact on the consolidated financial statements.

Enactment of IFRIC 2121, Levies

IFRIC 2121, Levies, is applied to a liability to pay a levy imposed by a government in accordance with the legislation. The interpretation requires that the liability to pay a levy is recognized when the activity that triggers the payment of the levy occurs, as identified by the legislation (the obligating event). The interpretation does not have a significant impact on the consolidated financial statements.

Changes in accounting policy with respect to uncertain tax position

For the periods prior to the year ended December 31, 2014, pursuant to IAS 37 if an uncertain tax position satisfied the criteria for provisions, the Group measured the best estimate of expenditures for the uncertain tax position. Group’s claims of refund of the amounts levied by the tax authority were then treated as contingent assets. However, in 2014, the Group retrospectively applied the accounting policy in accordance with the IAS 12, which allows recognition of the tax payment as income tax assets when it is probable to receive a tax refund. The restated comparative consolidated financial statements reflect adjustments resulting from the retrospective application.

The effect of these changes in accounting policy to financial position as of January 1, 2013, December 31, 2013, 2014, and to comprehensive income for the years ended December 31, 2012, 2013 and 2014, are as follows:

Effect on Consolidated Statements of Financial Position

	Jan. 1, 2013		Dec. 31, 2013		Dec. 31, 2014
	(In millions of Korean won)
Increase in current income tax assets	￦	318,450	￦	329,443	￦	306,313
Increase in retained earnings		318,450		329,443		306,313

Effect on Consolidated Statements of Comprehensive Income

	2012		2013		2014
	(In millions of Korean won)
Decrease(increase) in income tax	￦	38,534	￦	10,993	￦	(23,130)

	(In Korean won)
Increase(decrease) in earnings per share		100		28		(60)
Increase(decrease) in diluted earnings per share		100		28		(60)

A number of new standards and amendments to standards and interpretations are effective for annual periods beginning after 1 January 2014, and have not been applied in preparing these consolidated financial statement. None of these is expected to have a significant effect on the consolidated financial statements of the Group, except the following set out below:

IFRS 9, ‘Financial instruments’, addresses the classification, measurement and recognition of financial assets and financial liabilities. The complete version of IFRS 9 was issued in July 2014. It replaces the guidance in IAS 39 that relates to the classification and measurement of financial instruments. IFRS 9 retains but simplifies the mixed measurement model and establishes three primary measurement categories for financial assets: amortised cost, fair value through OCI and fair value through P&L. The basis of classification depends on the entity’s business model and the contractual cash flow characteristics of the financial asset. Investments in equity instruments are required to be measured at fair value through profit or loss with the irrevocable option at inception to present changes in fair value in OCI not recycling. There is now a new expected credit losses model that replaces the incurred loss impairment model used in IAS 39. For financial liabilities there were no changes to classification and measurement except for the recognition of changes in own credit risk in other comprehensive income, for liabilities designated at fair value through profit or loss. IFRS 9 relaxes the requirements for hedge effectiveness by replacing the bright line hedge effectiveness tests. It requires an economic relationship between the hedged item and hedging instrument and for the ‘hedged ratio’ to be the same as the one management actually use for risk management purposes. Contemporaneous documentation is still required but is different to that currently prepared under IAS 39. The standard is effective for accounting periods beginning on or after 1 January 2018. Early adoption is permitted. The group is yet to assess IFRS 9’s full impact.

IFRS 15, ‘Revenue from contracts with customers’ deals with revenue recognition and establishes principles for reporting useful information to users of financial statements about the nature, amount, timing and uncertainty of revenue and cash flows arising from an entity’s contracts with customers. Revenue is recognised when a customer obtains control of a good or service and thus has the ability to direct the use and obtain the benefits from the good or service. The standard replaces IAS 18 ‘Revenue’ and IAS 11 ‘Construction contracts’ and related interpretations. The standard is effective for annual periods beginning on or after 1 January 2017 and earlier application is permitted. The group is assessing the impact of IFRS 15.

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

2.4.4 Measurements of net defined benefit liabilities

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

The Group applies the acquisition method to account for business combinations. The consideration transferred is measured at the fair values of the assets transferred, and identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are initially measured at their fair values at the acquisition date. The Group recognizes any non-controlling interest in the acquiree on an acquisition-by-acquisition basis in the event of liquidation, either at fair value or at the non-controlling interest’s proportionate share of the recognized amounts of acquiree’s identifiable net assets. Acquisition-related costs are expensed as incurred.

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

3.1.4 Management of Funds

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

3.3.4 Offsetting

Financial assets and liabilities are offset and the net amount reported in the consolidated statements of financial position where there is a legally enforceable right to offset the recognized amounts and there is an intention to settle on a net basis or realize the assets and settle the liability simultaneously. The legally enforceable right must not be contingent on future events and must be enforceable in the normal course of business and in the event of default, insolvency or bankruptcy of the Group or the counterparty.

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

3.6.2 Available-for-sale financial assets

When a decline in the fair value of an available-for-sale financial asset has been recognized in other comprehensive income and there is objective evidence that the asset is impaired, the cumulative loss (the difference between the acquisition cost and current fair value, less any impairment loss on that financial asset previously recognized in profit or loss) that had been recognized in other comprehensive income is reclassified from equity to profit or loss as part of other operating income and expenses. The impairment loss on available-for-sale financial assets is directly deducted from the carrying amount.

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

Each part of an item of property and equipment with a cost that is significant in relation to the total cost of the item is depreciated separately.

The depreciation method and estimated useful lives of the assets are as follows:

Property and equipment	Depreciation method	Estimated useful lives
Buildings and structures	Straight-line	40 years
Leasehold improvements	Declining-balance	4 years
Equipment and vehicles	Declining-balance	4 years
Finance leased assets	Declining-balance	8 months ~ 5 years and 8 months

The residual value, the useful life and the depreciation method applied to an asset are reviewed at least at each financial year end, if expectations differ from previous estimates, the changes are accounted for as a change in an accounting estimate.

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

Intangible assets	Amortization method	Estimated useful lives
Industrial property rights	Straight-line	3~10 years
Software	Straight-line	3~5 years
Finance leased assets	Straight-line	8 months ~ 5 years and 8 months
Others	Straight-line	4~30 years

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

3.10.1 Goodwill

Recognition and measurement

Goodwill acquired from business combinations before January 1, 2010, is stated at its carrying amount which was recognized under the Group’s previous accounting policy, prior to the transition to IFRS.

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

The present value of the defined benefit obligation is calculated annually by independent actuaries using the Projected Unit Credit method. The rate used to discount post-employment benefit obligations is determined by reference to market yields at the end of the reporting period on high quality corporate bonds. The currency and term of the corporate bonds are consistent with the currency and estimated term of the post-employment benefit obligations. Actuarial gains and losses including experience adjustments and the effects of changes in actuarial assumptions are recognized in other comprehensive income (loss).

When the total of the present value of the defined benefit obligation minus the fair value of plan assets results in an asset, it is recognized to the extent of the present value of any economic benefits available in the form of refunds from the plan or reductions in future contributions to the plan.

Past service cost is the change in the present value of the defined benefit obligation, which arises when the Group introduces a defined benefit plan or changes the benefits of an existing defined benefit plan. Such past service cost is immediately recognized as an expense for the year.

Defined contribution plans

The contributions are recognized as employee benefit expense when they are incurred.

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

3.21.3 Uncertain tax positions

Uncertain tax positions arise from a claim for rectification brought by the Group, an appeal for a refund of tax levied by the tax authorities, or others due to different interpretation of tax laws or others. The Group recognizes its uncertain tax positions in the consolidated financial statements based on the guidance in IAS 12. The income tax asset is recognized if a tax refund is probable for taxes paid and levied by the tax authority. However, interest and penalties related to income tax are recognized in accordance with IAS 37.

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

Segment information includes items which are directly attributable and reasonably allocated to the segment.

3.24 United States dollar amounts

The Group operates primarily in Korea and its official accounting records are maintained in Korean won. The U.S. dollar amounts are provided herein as supplementary information solely for the convenience of the reader. Korean won amounts are expressed in U.S. dollars at the rate of ￦1,090.89 to U.S. $1.00, the U.S. Federal Reserve Bank of New York buying exchange rate in effect at noon, December 31, 2014. Such convenience translation into US dollars should not be construed as representations that the Korean won amounts have been, could have been, or could in the future be, converted at this or any other rate of exchange.

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

4.2.2 Credit Risk Management

The Group measures expected losses and economic capital on assets that are subject to credit risk management whether on- or off-balance sheet and uses expected losses and economic capital as a management indicator. The Group manages credit risk by allocating credit risk economic capital limits.

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

4.2.3 Maximum exposure to credit risk

The Group’s maximum exposures of financial instruments, excluding equity securities, to credit risk without consideration of collateral values as of December 31, 2013 and 2014, are as follows:

	2013		2014
	(In millions of Korean won)
Financial assets
Due from financial institutions	￦	12,094,103	￦	12,878,430
Financial assets at fair value through profit or loss
Financial assets held for trading(1)		7,866,037		9,763,553
Financial assets designated at fair value through profit or loss		210,805		442,960
Derivatives		1,819,409		1,968,190
Loans(2)		219,001,356		231,449,653
Financial investments
Available-for-sale financial assets		18,933,288		19,359,822
Held-to-maturity financial assets		13,016,991		12,569,154
Other financial assets(2)		6,251,679		7,559,631

Total financial assets		279,193,668		295,991,393

Off-balance sheet items
Acceptances and guarantees contracts		9,804,692		9,045,824
Financial guarantee contracts		3,097,372		4,459,645
Commitments		95,422,032		96,316,581

Total off-balance sheet items		108,324,096		109,822,050

Total	￦	387,517,764	￦	405,813,443

(1)	The amounts of ￦40,252 million and ￦51,345 million as of December 31, 2013 and 2014, respectively, related to financial instruments indexed to the price of gold are included.
(2)	Loans and other financial assets are net of allowance.

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

Loans are classified as follows:

	2013
	Retail			Corporate			Credit card			Total
	Amount		%	Amount		%	Amount		%	Amount		%
	(In millions of Korean won)
Neither past due nor impaired	￦	104,751,607	97.22	￦	98,939,364	96.68	￦	11,253,836	95.50	￦	214,944,807	96.88
Past due but not impaired		1,967,127	1.83		538,571	0.53		321,978	2.73		2,827,676	1.27
Impaired		1,024,480	0.95		2,856,933	2.79		208,644	1.77		4,090,057	1.85

Sub-total		107,743,214	100.00		102,334,868	100.00		11,784,458	100.00		221,862,540	100.00

Allowances(1)		(580,510)	0.54		(1,870,874)	1.83		(409,800)	3.48		(2,861,184)	1.29

Carrying amount	￦	107,162,704		￦	100,463,994		￦	11,374,658		￦	219,001,356

	2014
	Retail			Corporate			Credit card			Total
	Amount		%	Amount		%	Amount		%	Amount		%
	(In millions of Korean won)
Neither past due nor impaired	￦	116,956,042	98.04	￦	100,542,430	97.64	￦	11,155,710	95.90	￦	228,654,182	97.76
Past due but not impaired		1,576,365	1.32		331,780	0.32		276,875	2.38		2,185,020	0.93
Impaired		765,751	0.64		2,097,041	2.04		199,711	1.72		3,062,503	1.31

Sub-total		119,298,158	100.00		102,971,251	100.00		11,632,296	100.00		233,901,705	100.00

Allowances(1)		(536,959)	0.45		(1,525,152)	1.48		(389,941)	3.35		(2,452,052)	1.05

Carrying amount	￦	118,761,199		￦	101,446,099		￦	11,242,355		￦	231,449,653

(1)	Collectively assessed allowances for loans are included as they are not impaired individually.

Credit quality of loans that are neither past due nor impaired are as follows:

	2013
	Retail		Corporate		Credit card		Total
	(In millions of Korean won)
Grade 1	￦	88,331,532	￦	40,950,125	￦	5,670,689	￦	134,952,346
Grade 2		12,320,960		43,497,358		3,806,194		59,624,512
Grade 3		3,195,119		11,993,854		1,438,491		16,627,464
Grade 4		637,556		2,237,288		184,110		3,058,954
Grade 5		266,440		260,739		154,352		681,531

Total	￦	104,751,607	￦	98,939,364	￦	11,253,836	￦	214,944,807

	2014
	Retail		Corporate		Credit card		Total
	(In millions of Korean won)
Grade 1	￦	99,314,075	￦	43,166,076	￦	5,705,083	￦	148,185,234
Grade 2		12,557,654		43,913,621		3,788,572		60,259,847
Grade 3		4,057,239		11,014,410		1,342,891		16,414,540
Grade 4		775,407		1,984,073		163,279		2,922,759
Grade 5		251,667		464,250		155,885		871,802

Total	￦	116,956,042	￦	100,542,430	￦	11,155,710	￦	228,654,182

Credit quality of loans graded according to internal credit ratings are as follows:

	Range of PD (%) (Probability of Default)	Retail	Corporate
Grade 1	0.0 ~ 1.0	1 ~5 grade	AAA ~ BBB+
Grade 2	1.0 ~ 5.0	6 ~ 8 grade	BBB ~ BB
Grade 3	5.0 ~ 15.0	9 ~ 10 grade	BB- ~ B
Grade 4	15.0 ~ 30.0	11 grade	B- ~ CCC
Grade 5	30.0 ~	12 grade or under	CC or under

Loans that are past due but not impaired are as follows:

	2013
	1 ~ 29 days		30 ~ 59 days		60 ~ 89 days		90 days or more		Total
	(In millions of Korean won)
Retail	￦	1,729,091	￦	169,341	￦	68,629	￦	66	￦	1,967,127
Corporate		435,700		54,900		47,971		—		538,571
Credit card		234,003		51,416		36,259		300		321,978

Total	￦	2,398,794	￦	275,657	￦	152,859	￦	366	￦	2,827,676

	2014
	1 ~ 29 days		30 ~ 59 days		60 ~ 89 days		90 days or more		Total
	(In millions of Korean won)
Retail	￦	1,271,327	￦	211,857	￦	93,125	￦	56	￦	1,576,365
Corporate		279,413		37,918		14,449		—		331,780
Credit card		201,652		41,428		32,839		956		276,875

Total	￦	1,752,392	￦	291,203	￦	140,413	￦	1,012	￦	2,185,020

Impaired loans are as follows:

	2013
	Retail		Corporate		Credit card		Total
	(In millions of Korean won)
Loans	￦	1,024,480	￦	2,856,933	￦	208,644	￦	4,090,057
Allowances
Individual assessment		(2)		(1,126,249)		—		(1,126,251)
Collective assessment		(381,739)		(229,058)		(133,616)		(744,413)

Total allowances		(381,741)		(1,355,307)		(133,616)		(1,870,664)

Carrying amount	￦	642,739	￦	1,501,626	￦	75,028	￦	2,219,393

	2014
	Retail		Corporate		Credit card		Total
	(In millions of Korean won)
Loans	￦	765,751	￦	2,097,041	￦	199,711	￦	3,062,503
Allowances
Individual assessment		—		(827,386)		—		(827,386)
Collective assessment		(287,548)		(212,625)		(129,518)		(629,691)

Total allowances		(287,548)		(1,040,011)		(129,518)		(1,457,077)

Carrying amount	￦	478,203	￦	1,057,030	￦	70,193	￦	1,605,426

A quantification of the extent to which collateral and other credit enhancements mitigate credit risk as of December 31, 2013 and 2014, are as follows:

	2013
	Impaired Loans				Non-impaired Loans
	Individual		Collective		Past due		Not past due		Total
	(In millions of Korean won)
Guarantees	￦	29,929	￦	226,721	￦	382,997	￦	32,102,952	￦	32,742,599
Deposits and savings		5,099		27,060		56,066		2,324,625		2,412,850
Property and equipment		11,843		1,959		1,281		1,676,443		1,691,526
Real estate		425,748		537,904		1,506,854		114,659,274		117,129,780

Total	￦	472,619	￦	793,644	￦	1,947,198	￦	150,763,294	￦	153,976,755

	2014
	Impaired Loans				Non-impaired Loans
	Individual		Collective		Past due		Not past due		Total
	(In millions of Korean won)
Guarantees	￦	19,654	￦	190,491	￦	359,532	￦	37,754,080	￦	38,323,757
Deposits and savings		954		15,466		35,756		2,286,691		2,338,867
Property and equipment		7,772		4,921		2,449		2,769,360		2,784,502
Real estate		270,230		529,446		1,125,065		123,451,062		125,375,803

Total	￦	298,610	￦	740,324	￦	1,522,802	￦	166,261,193	￦	168,822,929

4.2.5 Credit quality of securities

The financial assets at fair value through profit or loss and financial investments excluding equity securities that are exposed to credit risk are as follows:

	2013		2014
	(In millions of Korean won)
Securities that are neither past due nor impaired	￦	39,977,309	￦	42,077,873
Impaired securities		9,560		6,271

Total	￦	39,986,869	￦	42,084,144

The credit quality of securities (excluding equity securities) that are neither past due nor impaired as of December 31, 2013 and 2014, are as follows:

	2013
	Grade 1		Grade 2		Grade 3		Grade 4		Grade 5		Total
	(In millions of Korean won)
Financial assets held for trading	￦	6,634,168	￦	1,172,476	￦	19,141	￦	—	￦	—	￦	7,825,785
Financial assets designated at fair value through profit or loss		89,527		119,489		—		1,789		—		210,805
Available-for-sale financial assets		18,078,177		785,216		60,335		—		—		18,923,728
Held-to-maturity financial assets		13,016,991		—		—		—		—		13,016,991

Total	￦	37,818,863	￦	2,077,181	￦	79,476	￦	1,789	￦	—	￦	39,977,309

	2014
	Grade 1		Grade 2		Grade 3		Grade 4		Grade 5		Total
	(In millions of Korean won)
Financial assets held for trading	￦	8,464,038	￦	1,248,170	￦	—	￦	—	￦	—	￦	9,712,208
Financial assets designated at fair value through profit or loss		76,893		366,067		—		—		—		442,960
Available-for-sale financial assets		18,442,055		847,565		63,931		—		—		19,353,551
Held-to-maturity financial assets		12,569,154		—		—		—		—		12,569,154

Total	￦	39,552,140	￦	2,461,802	￦	63,931	￦	—	￦	—	￦	42,077,873

The credit qualities of securities (excluding equity securities) according to the credit ratings by external rating agencies are as follows:

	Domestic			Foreign
Credit quality	KAP	KIS	NICE	S&P	Fitch-IBCA	Moody’s
Grade 1	AA0 to AAA	AA0 to AAA	AA0 to AAA	A- to AAA	A- to AAA	A3 to Aaa
Grade 2	A- to AA-	A- to AA-	A- to AA-	BBB- to BBB+	BBB- to BBB+	Baa3 to Baa1
Grade 3	BBB0 to BBB+	BBB0 to BBB+	BBB0 to BBB+	BB to BB+	BB to BB+	Ba2 to Ba1
Grade 4	BB0 to BBB-	BB0 to BBB-	BB0 to BBB-	B+ to BB-	B+ to BB-	B1 to Ba3
Grade 5	BB- or under	BB- or under	BB- or under	B or under	B or under	B2 or under

Debt securities’ credit qualities denominated in Korean won are based on the lowest credit rating by the three domestic credit rating agencies above, and those denominated in foreign currencies are based on the lowest credit rating by the three foreign credit rating agencies above.

4.2.6 Credit risk mitigation of derivative financial instruments

A quantification of the extent to which collateral and other credit enhancements mitigate credit risk of derivative financial instruments as of December 31, 2013 and 2014, are as follows:

	2013		2014
	(In millions of Korean won)
Deposits and savings, securities and others	￦	271,380	￦	329,482

Total	￦	271,380	￦	329,482

4.2.7 Credit risk concentration analysis

The details of the Group’s loans by country as of December 31, 2013 and 2014, are as follows:

	2013
	Retail		Corporate		Credit card		Total		%	Allowances		Carrying amount
	(In millions of Korean won)
Korea	￦	107,644,600	￦	100,533,577	￦	11,782,169	￦	219,960,346	99.14	￦	(2,797,651)	￦	217,162,695
Europe		9		98,752		406		99,167	0.04		(288)		98,879
China		227		583,176		315		583,718	0.26		(16,075)		567,643
Japan		5,708		475,242		350		481,300	0.22		(44,248)		437,052
U.S		—		448,868		578		449,446	0.20		(654)		448,792
Others		92,670		195,253		640		288,563	0.14		(2,268)		286,295

Total	￦	107,743,214	￦	102,334,868	￦	11,784,458	￦	221,862,540	100.00	￦	(2,861,184)	￦	219,001,356

	2014
	Retail		Corporate		Credit card		Total		%	Allowances		Carrying amount
	(In millions of Korean won)
Korea	￦	119,248,111	￦	100,878,627	￦	11,629,337	￦	231,756,075	99.08	￦	(2,401,417)	￦	229,354,658
Europe		9		184,307		428		184,744	0.08		(390)		184,354
China		84		764,415		240		764,739	0.33		(15,544)		749,195
Japan		2,581		271,914		263		274,758	0.12		(31,394)		243,364
U.S		—		698,294		834		699,128	0.30		(631)		698,497
Others		47,373		173,694		1,194		222,261	0.09		(2,676)		219,585

Total	￦	119,298,158	￦	102,971,251	￦	11,632,296	￦	233,901,705	100.00	￦	(2,452,052)	￦	231,449,653

The details of the Group’s corporate loans by industry as of December 31, 2013 and 2014, are as follows:

	2013
	Loans		%	Allowances		Carrying amount
	(In millions of Korean won)
Financial institutions	￦	10,524,203	10.28	￦	(87,471)	￦	10,436,732
Manufacturing		31,160,890	30.45		(611,257)		30,549,633
Service		38,375,826	37.50		(448,114)		37,927,712
Wholesale & Retail		13,873,681	13.56		(194,840)		13,678,841
Construction		4,427,615	4.33		(502,223)		3,925,392
Public sector		654,998	0.64		(8,469)		646,529
Others		3,317,655	3.24		(18,500)		3,299,155

Total	￦	102,334,868	100.00	￦	(1,870,874)	￦	100,463,994

	2014
	Loans		%	Allowances		Carrying amount
	(In millions of Korean won)
Financial institutions	￦	9,117,333	8.85	￦	(85,507)	￦	9,031,826
Manufacturing		32,694,233	31.75		(524,868)		32,169,365
Service		39,384,520	38.25		(306,588)		39,077,932
Wholesale & Retail		13,286,775	12.90		(152,391)		13,134,384
Construction		3,862,457	3.75		(429,297)		3,433,160
Public sector		755,150	0.73		(6,740)		748,410
Others		3,870,783	3.77		(19,761)		3,851,022

Total	￦	102,971,251	100.00	￦	(1,525,152)	￦	101,446,099

The details of the Group’s retail and credit card loans by type as of December 31, 2013 and 2014, are as follows:

	2013
	Loans		%	Allowances		Carrying amount
	(In millions of Korean won)
Housing purpose	￦	46,485,300	38.89	￦	(77,985)	￦	46,407,315
General purpose		61,257,914	51.25		(502,525)		60,755,389
Credit card		11,784,458	9.86		(409,800)		11,374,658

Total	￦	119,527,672	100.00	￦	(990,310)	￦	118,537,362

	2014
	Loans		%	Allowances		Carrying amount
	(In millions of Korean won)
Housing purpose	￦	52,530,611	40.12	￦	(30,966)	￦	52,499,645
General purpose		66,767,547	50.99		(505,993)		66,261,554
Credit card		11,632,296	8.89		(389,941)		11,242,355

Total	￦	130,930,454	100.00	￦	(926,900)	￦	130,003,554

The details of the Group’s securities (excluding equity securities) and derivative financial instruments by industry as of December 31, 2013 and 2014, are as follows:

	2013
	Amount		%
	(In millions of Korean won)
Financial assets held for trading
Government and government funded institutions	￦	3,057,633	39.07
Banking and Insurance		3,776,119	48.25
Others		992,033	12.68

Sub-total		7,825,785	100.00

Financial assets designated at fair value through profit or loss
Banking and Insurance		210,805	100.00

Sub-total		210,805	100.00

Derivative financial assets
Government and government funded institutions		18,248	1.00
Banking and Insurance		1,606,285	88.29
Others		194,876	10.71

Sub-total		1,819,409	100.00

Available-for-sale financial assets
Government and government funded institutions		9,966,361	52.64
Banking and Insurance		6,986,895	36.90
Others		1,980,032	10.46

Sub-total		18,933,288	100.00

Held-to-maturity financial assets
Government and government funded institutions		10,923,807	83.92
Banking and Insurance		1,259,282	9.67
Others		833,902	6.41

Sub-total		13,016,991	100.00

Total	￦	41,806,278

	2014
	Amount		%
	(In millions of Korean won)
Financial assets held for trading
Government and government funded institutions	￦	4,003,061	41.22
Banking and Insurance		4,368,341	44.98
Others		1,340,806	13.80

Sub-total		9,712,208	100.00

Financial assets designated at fair value through profit or loss
Banking and Insurance		442,960	100.00

Sub-total		442,960	100.00

Derivative financial assets
Government and government funded institutions		19,732	1.00
Banking and Insurance		1,762,160	89.53
Others		186,298	9.47

Sub-total		1,968,190	100.00

Available-for-sale financial assets
Government and government funded institutions		8,274,026	42.74
Banking and Insurance		8,192,189	42.32
Others		2,893,607	14.95

Sub-total		19,359,822	100.00

Held-to-maturity financial assets
Government and government funded institutions		10,221,322	81.32
Banking and Insurance		1,734,462	13.80
Others		613,370	4.88

Sub-total		12,569,154	100.00

Total	￦	44,052,334

The details of the Group’s securities (excluding equity securities) and derivative financial instruments by country, as of December 31, 2013 and 2014, are as follows:

	2013
	Amount		%
	(In millions of Korean won)
Financial assets held for trading
Korea	￦	7,809,495	99.79
India		3,194	0.04
Others		13,096	0.17

Sub-total		7,825,785	100.00

Financial assets designated at fair value through profit or loss
Korea		205,512	97.49
Others		5,293	2.51

Sub-total		210,805	100.00

Derivative financial assets
Korea		617,804	33.96
United States		284,795	15.65
Others		916,810	50.39

Sub-total		1,819,409	100.00

Available-for-sale financial assets
Korea		18,908,743	99.87
Others		24,545	0.13

Sub-total		18,933,288	100.00

Held-to-maturity financial assets
Korea		13,016,991	100.00

Sub-total		13,016,991	100.00

Total	￦	41,806,278

	2014
	Amount		%
	(In millions of Korean won)
Financial assets held for trading
Korea	￦	9,653,123	99.39
Others		59,085	0.61

Sub-total		9,712,208	100.00

Financial assets designated at fair value through profit or loss
Korea		442,960	100.00

Sub-total		442,960	100.00

Derivative financial assets
Korea		791,704	40.22
United States		274,608	13.95
Others		901,878	45.83

Sub-total		1,968,190	100.00

Available-for-sale financial assets
Korea		19,307,222	99.73
United States		4,948	0.03
Others		47,652	0.24

Sub-total		19,359,822	100.00

Held-to-maturity financial assets
Korea		12,569,154	100.00

Sub-total		12,569,154	100.00

Total	￦	44,052,334

The counterparties to the financial assets under due from financial institutions and financial instruments indexed to the price of gold within financial assets held for trading are in the banking and insurance industries and have high credit ratings.

4.3 Liquidity risk

4.3.1 Overview of liquidity risk

Liquidity risk is the risk of insolvency or loss due to a disparity between the inflow and outflow of funds, unexpected outflow of funds, and obtaining funds at a high price or disposing of securities at an unfavorable price due to lack of available funds. The Group manages its liquidity risk through analysis of the contractual maturity of interest-bearing assets and liabilities, assets and liabilities related to the other in and outflows, and off-balance sheet related to in and outflows of currency derivative instruments and others.

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

4.3.2 Liquidity risk management and indicator

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

4.3.3 Analysis of remaining contractual maturity of financial assets and liabilities

Cash flows disclosed below are undiscounted contractual principal and interest to be received (paid) and, thus, differ from the amount in the consolidated financial statements which are based on the present value of expected cash flows. The amount of interest to be received or paid on floating rate assets and liabilities is measured on the assumption that the current interest rate would be the same through maturity.

The remaining contractual maturity of financial assets and liabilities, excluding derivatives held for cash flow hedging, as of December 31, 2013 and 2014, are as follows:

	2013
	On demand		Up to 1 month		1-3 months		3-12 months		1-5 years		Over 5 years		Total
	(In millions of Korean won)
Financial assets
Cash and due from financial institutions(1)	￦	5,672,570	￦	501,100	￦	183,931	￦	586,696	￦	49,314	￦	160,826	￦	7,154,437
Financial assets held for trading(2)		8,967,006		—		—		—		—		—		8,967,006
Financial assets designated at fair value through profit or loss(2)		326,583		—		—		—		—		35,153		361,736
Derivatives held for trading(2)		1,680,880		—		—		—		—		—		1,680,880
Derivatives held for fair value hedging(3)		—		10,944		1,617		16,036		124,794		123,782		277,173
Loans		112,484		22,354,010		23,245,138		77,032,831		57,284,561		82,239,530		262,268,554
Available-for-sale financial assets(4)		2,496,486		571,796		1,542,912		4,891,859		12,313,615		1,977,317		23,793,985
Held-to-maturity financial assets		—		261,124		518,368		3,343,087		9,254,470		1,268,563		14,645,612
Other financial assets		27,788		4,262,763		22,473		1,526,228		6,554		2,382		5,848,188

Total	￦	19,283,797	￦	27,961,737	￦	25,514,439	￦	87,396,737	￦	79,033,308	￦	85,807,553	￦	324,997,571

Financial liabilities
Financial liabilities held for trading(2)	￦	236,637	￦	—	￦	—	￦	—	￦	—	￦	—	￦	236,637
Financial liabilities designated at fair value through profit or loss(2)		878,565		—		—		—		—		—		878,565
Derivatives held for trading(2)		1,580,029		—		—		—		—		—		1,580,029
Derivatives held for fair value hedging(3)		—		—		25,411		179,000		8,959		—		213,370
Deposits(5)		74,110,641		14,193,153		28,638,089		77,181,179		8,603,695		2,677,536		205,404,293
Debts		270,987		3,279,051		1,711,622		4,733,173		4,038,514		356,424		14,389,771
Debentures		17,917		1,237,666		2,039,452		9,489,594		13,576,339		4,722,857		31,083,825
Other financial liabilities		141,041		8,372,426		13,101		63,409		198,068		509,412		9,297,457

Total	￦	77,235,817	￦	27,082,296	￦	32,427,675	￦	91,646,355	￦	26,425,575	￦	8,266,229	￦	263,083,947

Off- balance sheet items
Commitments(6)	￦	95,422,032	￦	—	￦	—	￦	—	￦	—	￦	—	￦	95,422,032
Financial guarantee contract(7)		3,097,372		—		—		—		—		—		3,097,372

Total	￦	98,519,404	￦	—	￦	—	￦	—	￦	—	￦	—	￦	98,519,404

	2014
	On demand		Up to 1 month		1-3 months		3-12 months		1-5 years		Over 5 years		Total
	(In millions of Korean won)
Financial assets
Cash and due from financial institutions(1)	￦	6,397,552	￦	675,876	￦	544,520	￦	675,266	￦	57,441	￦	—	￦	8,350,655
Financial assets held for trading(2)		10,121,570		—		—		—		—		—		10,121,570
Financial assets designated at fair value through profit or loss(2)		636,340		—		—		—		—		—		636,340
Derivatives held for trading(2)		1,858,637		—		—		—		—		—		1,858,637
Derivatives held for fair value hedging(3)		—		7,742		(1,147)		20,804		77,968		118,804		224,171
Loans		95,437		21,432,048		24,040,500		79,199,603		60,798,143		88,936,816		274,502,547
Available-for-sale financial assets(4)		2,849,188		501,929		1,688,594		5,008,162		12,201,794		1,365,437		23,615,104
Held-to-maturity financial assets		—		276,462		665,030		3,618,565		8,174,038		1,184,433		13,918,528
Other financial assets		159,698		5,341,800		22,324		1,330,773		8,163		8,931		6,871,689

Total	￦	22,118,422	￦	28,235,857	￦	26,959,821	￦	89,853,173	￦	81,317,547	￦	91,614,421	￦	340,099,241

Financial liabilities
Financial liabilities held for trading(2)	￦	836,542	￦	—	￦	—	￦	—	￦	—	￦	—	￦	836,542
Financial liabilities designated at fair value through profit or loss(2)		982,426		—		—		—		—		—		982,426
Derivatives held for trading(2)		1,775,341		—		—		—		—		—		1,775,341
Derivatives held for fair value hedging(3)		—		—		652		146		6,304		(15,580)		(8,478)
Deposits(5)		83,154,750		13,861,281		25,306,312		80,646,054		9,666,892		3,266,842		215,902,131
Debts		943,012		4,058,558		2,078,905		5,200,009		3,611,420		282,484		16,174,388
Debentures		159,620		1,112,986		1,812,861		6,894,122		16,971,344		4,339,194		31,290,127
Other financial liabilities		152,035		7,737,557		23,709		109,784		298,553		559,911		8,881,549

Total	￦	88,003,726	￦	26,770,382	￦	29,222,439	￦	92,850,115	￦	30,554,513	￦	8,432,851	￦	275,834,026

Off- balance sheet items
Commitments(6)	￦	96,316,581	￦	—	￦	—	￦	—	￦	—	￦	—	￦	96,316,581
Financial guarantee contract(7)		4,459,645		—		—		—		—		—		4,459,645

Total	￦	100,776,226	￦	—	￦	—	￦	—	￦	—	￦	—	￦	100,776,226

(1)	The amounts of ￦7,671,914 million and ￦7,136,623 million which are restricted amounts due from the financial institutions as of December 31, 2013 and 2014, respectively, are excluded.
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

(3)	Cash flows of derivative instruments held for fair value hedging are shown at net amounts of cash inflows and outflows by remaining contractual maturity.
(4)	In the case of equity investments restricted for sale, they are shown in the period in which the restriction is expected to be expired.
(5)	Deposits that are contractually repayable on demand or on short notice are classified under the ‘On demand’ cate
(6)	Commitments are included under the ‘On demand’ category because payments can be required upon request.
(7)	The financial guarantee contracts are included under the ‘On demand’ category as payments can be required upon request.

The contractual cash flows of derivatives held for cash flow hedging as of December 31, 2013 and 2014, are as follows:

	2013
	Up to 1 month		1-3 months		3-12 months		1-5 years		Over 5 years		Total
	(In millions of Korean won)
Net cash flow of net settlement derivatives	￦	(449)	￦	(1,127)	￦	(3,815)	￦	1,212	￦	—	￦	(4,179)
Cash flow to be received of total settlement derivatives		169		370		317,714		—		—		318,253
Cash flow to be paid of total settlement derivatives		(617)		(1,153)		(326,160)		—		—		(327,930)

	2014
	Up to 1 month		1-3 months		3-12 months		1-5 years		Over 5 years		Total
	(In millions of Korean won)
Net cash flow of net settlement derivatives	￦	(688)	￦	(1,365)	￦	(5,203)	￦	(8,437)	￦	—	￦	(15,693)
Cash flow to be received of total settlement derivatives		171		423		2,531		344,051		—		347,176
Cash flow to be paid of total settlement derivatives		(504)		(1,062)		(5,006)		(343,149)		—		(349,721)

4.4 Market risk

4.4.1 Overview of market risk

Definition of market risk

Market risk is the risk of possible losses which arise from changes in market factors, such as interest rate, stock price, foreign exchange rate and other market factors that affect the fair value or future cash flows of financial instruments, such as securities and derivatives amongst others. The most significant risks associated with trading positions are interest rate risks and currency risks and other risks include stock price risks. In addition, the Group is exposed to interest rate risks and currency risks associated with non-trading positions. The Group classifies exposures to market risk into either trading or non-trading positions. The Group measures and manages market risk separately for each subsidiary in the Group.

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

The ALCO of Kookmin Bank determines the operational standards of interest and commission, the details of the establishment and prosecution of the Asset Liability Management (ALM) policies and enacts and amends relevant guidelines. The Risk Management Committee and Risk Management Council monitor the establishment and enforcement of ALM risk management policies and enact and amend ALM risk management guidelines. The interest rate risk limit is set based on the future assets/liabilities position and interest rate volatility estimation reflects the annual work plan. The Financial Planning Department and Risk Management Department measures and monitors the interest risk status and limits on a regular basis. The status and limits of interest rate risks, such as interest rate gap, duration gap and sensitivity, are reported to the ALCO and Risk Management Council on a monthly basis and to the Risk Management Committee on a quarterly basis. To ensure adequacy of interest rate and liquidity risk management, the Risk Management Department assigns the limits, monitors and reviews the risk management procedures and tasks conducted by the Financial Planning Department. Also, the Risk Management Department independently reports related information to management.

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

VaR (Value at Risk)

i. VaR (Value at Risk)

The Group uses the value-at-risk methodology to measure the market risk of trading positions. The Group uses the 10-day VaR, which estimates the maximum amount of loss that could occur in ten days under an historical simulation model which is considered to be a full valuation method. The distributions of portfolio’s value changes are estimated based on the data over the previous 250 business days, and ten-day VaR is calculated by subtracting net present market value from the value measured at a 99% confident level of portfolio’s value distribution results. However, the KB Investment & Securities Co., Ltd. calculates ten-day VaR using the variance-covariance method and a 99% single tail confidence level based on historical data for the previous 250 business days calculated by the equal-weighted average method. It means the maximum amount of loss for the 10 days that could occur under normal distribution of financial changes.

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

VaR at a 99% confidence level of interest rate, stock price and foreign exchange rate risk for trading positions with a ten-day holding period by a subsidiary as of December 31, 2013 and 2014, are as follows:

Kookmin Bank

	2013
	Average		Minimum		Maximum		Ending
	(In millions of Korean won)
Interest rate risk	￦	16,270	￦	7,428	￦	24,979	￦	16,967
Stock price risk		3,480		932		7,114		1,049
Foreign exchange rate risk		9,264		5,287		13,589		5,287
Deduction of diversification effect								(6,928)

Total VaR	￦	17,316	￦	10,868	￦	22,249	￦	16,375

	2014
	Average		Minimum		Maximum		Ending
	(In millions of Korean won)
Interest rate risk	￦	12,938	￦	7,657	￦	19,801	￦	10,148
Stock price risk		1,627		714		3,858		851
Foreign exchange rate risk		12,049		5,070		14,705		10,814
Deduction of diversification effect								(8,809)

Total VaR	￦	15,383	￦	10,089	￦	23,560	￦	13,004

KB Investment & Securities Co., Ltd.

	2013
	Average		Minimum		Maximum		Ending
	(In millions of Korean won)
Interest rate risk	￦	2,503	￦	160	￦	6,825	￦	1,825
Stock price risk		1,920		507		6,244		1,139
Foreign exchange rate risk		527		24		1,311		53
Deduction of diversification effect								(698)

Total VaR	￦	3,319	￦	589	￦	8,908	￦	2,318

	2014
	Average		Minimum		Maximum		Ending
	(In millions of Korean won)
Interest rate risk	￦	1,334	￦	294	￦	2,971	￦	1,874
Stock price risk		1,154		480		3,054		1,414
Foreign exchange rate risk		12		1		125		55
Deduction of diversification effect								(878)

Total VaR	￦	1,773	￦	753	￦	3,098	￦	2,465

KB Life Insurance Co., Ltd.

	2013
	Average		Minimum		Maximum		Ending
	(In millions of Korean won)
Interest rate risk	￦	279	￦	157	￦	441	￦	329
Deduction of diversification effect								—

Total VaR	￦	279	￦	157	￦	441	￦	329

	2014
	Average		Minimum		Maximum		Ending
	(In millions of Korean won)
Interest rate risk	￦	121	￦	33	￦	374	￦	33
Deduction of diversification effect								—

Total VaR	￦	121	￦	33	￦	374	￦	33

KB Investment Co., Ltd.

	2013
	Average		Minimum		Maximum		Ending
	(In millions of Korean won)
Foreign exchange rate risk	￦	40	￦	29	￦	53	￦	30
Deduction of diversification effect								—

Total VaR	￦	40	￦	29	￦	53	￦	30

	2014
	Average		Minimum		Maximum		Ending
	(In millions of Korean won)
Foreign exchange rate risk	￦	30	￦	18	￦	37	￦	25
Deduction of diversification effect								—

Total VaR	￦	30	￦	18	￦	37	￦	25

Meanwhile, the required equity capital using the standardized method related to the positions which are not measured by VaR as of December 31, 2013 and 2014, is as follows:

Kookmin Bank

	2013		2014
	(In millions of Korean won)
Interest rate risk	￦	921	￦	792
Stock price risk		2		1,101
Foreign exchange rate risk		9,214		9,387

Total	￦	10,137	￦	11,280

KB Investment & Securities Co., Ltd.

	2013		2014
	(In millions of Korean won)
Interest rate risk	￦	5,081	￦	8,865
Stock price risk		3,602		2,590

Total	￦	8,683	￦	11,455

KB Life Insurance Co., Ltd.

	2013		2014
	(In millions of Korean won)
Stock price risk	￦	106	￦	—

KB Investment Co., Ltd.

	2013		2014
	(In millions of Korean won)
Stock price risk	￦	1,424	￦	1,979

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

The results of the interest rate gap analysis by subsidiary as of December 31, 2013 and 2014, are as follows:

Kookmin Bank

	2013
	Up to 3 months		3~6 months		6~12 months		1~3 years		Over 3 years		Total
	(In millions of Korean won)
Interest-bearing assets in Korean won	￦	83,935,439	￦	54,589,446	￦	46,832,862	￦	21,608,336	￦	14,297,239	￦	221,263,322
Interest-bearing liabilities in Korean won		91,505,923		37,966,586		50,647,954		20,948,789		18,244,867		219,314,119

Gap	￦	(7,570,484)	￦	16,622,860	￦	(3,815,092)	￦	659,547	￦	(3,947,628)	￦	1,949,203

Accumulated gap		(7,570,484)		9,052,376		5,237,284		5,896,831		1,949,203

Percentage (%)		(3.42)		4.09		2.37		2.67		0.88
Interest-bearing assets in foreign currencies	￦	10,112,905	￦	1,888,724	￦	607,499	￦	396,714	￦	257,419	￦	13,263,261
Interest-bearing liabilities in foreign currencies		9,500,565		2,631,393		1,527,154		225,300		124,357		14,008,769

Gap	￦	612,340	￦	(742,669)	￦	(919,655)	￦	171,414	￦	133,062	￦	(745,508)

Accumulated gap		612,340		(130,329)		(1,049,984)		(878,570)		(745,508)

Percentage (%)		4.62		(0.98)		(7.92)		(6.62)		(5.62)

	2014
	Up to 3 months		3~6 months		6~12 months		1~3 years		Over 3 years		Total
	(In millions of Korean won)
Interest-bearing assets in Korean won	￦	81,410,723	￦	58,363,078	￦	49,200,979	￦	25,841,692	￦	16,042,468	￦	230,858,940
Interest-bearing liabilities in Korean won		92,018,008		38,515,842		52,996,290		25,838,417		19,891,843		229,260,400

Gap	￦	(10,607,285)	￦	19,847,236	￦	(3,795,311)	￦	3,275	￦	(3,849,375)	￦	1,598,540

Accumulated gap		(10,607,285)		9,239,951		5,444,640		5,447,915		1,598,540

Percentage (%)		(4.59)		4.00		2.36		2.36		0.69
Interest-bearing assets in foreign currencies	￦	9,976,001	￦	2,287,466	￦	1,468,572	￦	1,506,339	￦	117,486	￦	15,355,864
Interest-bearing liabilities in foreign currencies		9,321,764		3,710,940		1,475,686		1,415,952		51,071		15,975,413

Gap	￦	654,237	￦	(1,423,474)	￦	(7,114)	￦	90,387	￦	66,415	￦	(619,549)

Accumulated gap		654,237		(769,237)		(776,351)		(685,964)		(619,549)

Percentage (%)		4.26		(5.01)		(5.06)		(4.47)		(4.03)

KB Kookmin Card Co., Ltd.

	2013
	Up to 3 months		3~6 months		6~12 months		1~3 years		Over 3 years		Total
	(In millions of Korean won)
Interest-bearing assets in Korean won	￦	3,951,261	￦	1,212,736	￦	1,600,360	￦	5,010,999	￦	3,108,753	￦	14,884,109
Interest-bearing liabilities in Korean won		940,000		782,765		1,868,825		4,704,000		2,190,000		10,485,590

Gap	￦	3,011,261	￦	429,971	￦	(268,465)	￦	306,999	￦	918,753	￦	4,398,519

Accumulated gap		3,011,261		3,441,232		3,172,767		3,479,766		4,398,519

Percentage (%)		20.23		23.12		21.32		23.38		29.55

	2014
	Up to 3 months		3~6 months		6~12 months		1~3 years		Over 3 years		Total
	(In millions of Korean won)
Interest-bearing assets in Korean won	￦	4,116,795	￦	1,293,247	￦	1,695,695	￦	4,852,525	￦	3,143,092	￦	15,101,354
Interest-bearing liabilities in Korean won		1,060,000		988,000		1,461,000		4,604,840		2,104,920		10,218,760

Gap	￦	3,056,795	￦	305,247	￦	234,695	￦	247,685	￦	1,038,172	￦	4,882,594

Accumulated gap		3,056,795		3,362,042		3,596,737		3,844,422		4,882,594

Percentage (%)		20.24		22.26		23.82		25.46		32.33

KB Investment & Securities Co., Ltd.

	2013
	Up to 3 months		3~6 months		6~12 months		1~3 years		Over 3 years		Total
	(In millions of Korean won)
Interest-bearing assets in Korean won	￦	491,652	￦	14,000	￦	227,542	￦	169,990	￦	1,823	￦	905,007
Interest-bearing liabilities in Korean won		516,734		160,000		10,000		32,000		—		718,734

Gap	￦	(25,082)	￦	(146,000)	￦	217,542	￦	137,990	￦	1,823	￦	186,273

Accumulated gap		(25,082)		(171,082)		46,460		184,450		186,273

Percentage (%)		(2.77)		(18.90)		5.13		20.38		20.58
Interest-bearing assets in foreign currencies	￦	66,576	￦	6,162	￦	56,558	￦	—	￦	—	￦	129,296
Interest-bearing liabilities in foreign currencies		—		—		—		—		—		—

Gap	￦	66,576	￦	6,162	￦	56,558	￦	—	￦	—	￦	129,296

Accumulated gap		66,576		72,738		129,296		129,296		129,296

Percentage (%)		51.49		56.26		100.00		100.00		100.00

	2014
	Up to 3 months		3~6 months		6~12 months		1~3 years		Over 3 years		Total
	(In millions of Korean won)
Interest-bearing assets in Korean won	￦	490,113	￦	214,300	￦	212,351	￦	15,190	￦	19,211	￦	951,165
Interest-bearing liabilities in Korean won		1,365,885		125,000		36,997		—		—		1,527,882

Gap	￦	(875,772)	￦	89,300	￦	175,354	￦	15,190	￦	19,211	￦	(576,717)

Accumulated gap		(875,772)		(786,472)		(611,118)		(595,928)		(576,717)

Percentage (%)		(92.07)		(82.69)		(64.25)		(62.65)		(60.63)
Interest-bearing assets in foreign currencies	￦	20,815	￦	10,419	￦	64,997	￦	—	￦	—	￦	96,231
Interest-bearing liabilities in foreign currencies		—		—		—		—		—		—

Gap	￦	20,815	￦	10,419	￦	64,997	￦	—	￦	—	￦	96,231

Accumulated gap		20,815		31,234		96,231		96,231		96,231

Percentage (%)		21.63		32.46		100.00		100.00		100.00

KB Life Insurance Co., Ltd.

	2013
	Up to 3 months		3~6 months		6~12 months		1~3 years		Over 3 years		Total
	(In millions of Korean won)
Interest-bearing assets in Korean won	￦	249,863	￦	187,377	￦	630,846	￦	1,314,773	￦	2,502,573	￦	4,885,432
Interest-bearing liabilities in Korean won		27,836		72,309		4,862,687		36,488		528,861		5,528,181

Gap	￦	222,027	￦	115,068	￦	(4,231,841)	￦	1,278,285	￦	1,973,712	￦	(642,749)

Accumulated gap		222,027		337,095		(3,894,746)		(2,616,461)		(642,749)

Percentage (%)		4.54		6.90		(79.72)		(53.56)		(13.16)

	2014
	Up to 3 months		3~6 months		6~12 months		1~3 years		Over 3 years		Total
	(In millions of Korean won)
Interest-bearing assets in Korean won	￦	501,452	￦	317,004	￦	732,000	￦	1,883,395	￦	2,648,788	￦	6,082,639
Interest-bearing liabilities in Korean won		2,068		949		1,579,923		4,137,043		465,131		6,185,114

Gap	￦	499,384	￦	316,055	￦	(847,923)	￦	(2,253,648)	￦	2,183,657	￦	(102,475)

Accumulated gap		499,384		815,439		(32,484)		(2,286,132)		(102,475)

Percentage (%)		8.21		13.41		(0.53)		(37.58)		(1.68)

KB Savings Bank Co., Ltd.

	2013
	Up to 3 months		3~6 months		6~12 months		1~3 years		Over 3 years		Total
	(In millions of Korean won)
Interest-bearing assets in Korean won	￦	160,377	￦	64,008	￦	90,405	￦	71,477	￦	43,765	￦	430,032
Interest-bearing liabilities in Korean won		88,608		108,965		212,012		26,693		1,271		437,549

Gap	￦	71,769	￦	(44,957)	￦	(121,607)	￦	44,784	￦	42,494	￦	(7,517)

Accumulated gap		71,769		26,812		(94,795)		(50,011)		(7,517)

Percentage (%)		16.69		6.23		(22.04)		(11.63)		(1.75)

	2014
	Up to 3 months		3~6 months		6~12 months		1~3 years		Over 3 years		Total
	(In millions of Korean won)
Interest-bearing assets in Korean won	￦	209,895	￦	109,368	￦	156,869	￦	53,424	￦	86,272	￦	615,828
Interest-bearing liabilities in Korean won		133,057		160,070		249,389		62,139		2,403		607,058

Gap	￦	76,838	￦	(50,702)	￦	(92,520)	￦	(8,715)	￦	83,869	￦	8,770

Accumulated gap		76,838		26,136		(66,384)		(75,099)		8,770

Percentage (%)		12.48		4.24		(10.78)		(12.19)		1.42

Yehansoul Savings Bank Co., Ltd.

	2013
	Up to 3 months		3~6 months		6~12 months		1~3 years		Over 3 years		Total
	(In millions of Korean won)
Interest-bearing assets in Korean won	￦	109,603	￦	11,149	￦	1,881	￦	4,515	￦	23,659	￦	150,807
Interest-bearing liabilities in Korean won		60,126		48,336		42,739		6,008		111		157,320

Gap	￦	49,477	￦	(37,187)	￦	(40,858)	￦	(1,493)	￦	23,548	￦	(6,513)

Accumulated gap		49,477		12,290		(28,568)		(30,061)		(6,513)

Percentage (%)		32.81		8.15		(18.94)		(19.93)		(4.32)

KB Capital Co., Ltd.

	2014
	Up to 3 months		3~6 months		6~12 months		1~3 years		Over 3 years		Total
	(In millions of Korean won)
Interest-bearing assets in Korean won	￦	574,781	￦	423,694	￦	694,273	￦	1,768,434	￦	498,480	￦	3,959,662
Interest-bearing liabilities in Korean won		414,253		36,399		66,512		1,841,011		254,094		2,612,269

Gap	￦	160,528	￦	387,295	￦	627,761	￦	(72,577)	￦	244,386	￦	1,347,393

Accumulated gap		160,528		547,823		1,175,584		1,103,007		1,347,393

Percentage (%)		4.05		13.84		29.69		27.86		34.03

ii. Interest Rate VaR

Interest rate VaR is the maximum possible loss due to interest rate risk at a 99.94% confidence level. The measurement results of risk as of December 31, 2013 and 2014, are as follows:

	2013		2014
	(In millions of Korean won)
Kookmin Bank	￦	203,503	￦	112,500
KB Kookmin Card Co., Ltd.		73,135		55,101
KB Investment & Securities Co., Ltd.		7,503		3,489
KB Life Insurance Co., Ltd.		168,542		103,424
KB Savings Bank Co., Ltd.		3,870		4,649
Yehansoul Savings Bank Co., Ltd.		1,604		—
KB Capital Co.,Ltd		—		3,685

4.4.4 Financial instruments in foreign currencies

Financial instruments in foreign currencies as of December 31, 2013 and 2014, are as follows:

	2013
	USD		JPY		EUR		GBP		CNY		Others		Total
	(In millions of Korean won)
Financial Assets
Cash and due from financial institutions	￦	1,324,563	￦	123,527	￦	87,765	￦	5,495	￦	130,290	￦	216,250	￦	1,887,890
Financial assets held for trading		16,290		—		—		—		—		—		16,290
Financial assets designated at fair value through profit or loss		5,293		—		—		—		—		—		5,293
Derivatives held for trading		94,664		—		946		—		—		—		95,610
Derivatives held for hedging		16,094		—		—		—		—		—		16,094
Loans		10,061,929		1,235,187		381,415		51,677		456		190,827		11,921,491
Available-for-sale financial assets		777,081		10,052		—		—		—		3,747		790,880
Other financial assets		512,717		314,632		76,016		1,332		—		91,405		996,102

Total	￦	12,808,631	￦	1,683,398	￦	546,142	￦	58,504	￦	130,746	￦	502,229	￦	15,729,650

Financial liabilities
Financial liabilities designated at fair value through profit or loss	￦	5,287	￦	—	￦	—	￦	—	￦	—	￦	—	￦	5,287
Derivatives held for trading		127,308		—		1,333		—		15		—		128,656
Deposits		3,914,192		515,595		150,713		15,816		10,905		280,863		4,888,084
Debts		5,830,466		574,307		318,748		4,382		100,464		174,898		7,003,265
Debentures		2,717,876		236,020		193,062		—		—		148,687		3,295,645
Other financial liabilities		1,475,826		59,820		150,815		51,678		913		42,241		1,781,293

Total	￦	14,070,955	￦	1,385,742	￦	814,671	￦	71,876	￦	112,297	￦	646,689	￦	17,102,230

Off-balance sheet items	￦	16,574,161	￦	3,486	￦	4,878	￦	4,787	￦	9,958	￦	60,221	￦	16,657,491

	2014
	USD		JPY		EUR		GBP		CNY		Others		Total
	(In millions of Korean won)
Financial Assets
Cash and due from financial institutions	￦	1,554,219	￦	148,923	￦	104,932	￦	10,875	￦	47,653	￦	180,518	￦	2,047,120
Financial assets held for trading		43,753		—		15,333		—		—		—		59,086
Financial assets designated at fair value through profit or loss		11,000		—		—		—		—		—		11,000
Derivatives held for trading		55,895		83		694		—		37		6		56,715
Derivatives held for hedging		5,032		—		—		—		—		—		5,032
Loans		10,753,455		900,972		402,656		6,612		3,492		115,633		12,182,820
Available-for-sale financial assets		798,353		—		—		—		—		1,914		800,267
Other financial assets		1,192,982		61,140		75,970		1,710		46,434		10,212		1,388,448

Total	￦	14,414,689	￦	1,111,118	￦	599,585	￦	19,197	￦	97,616	￦	308,283	￦	16,550,488

Financial liabilities
Derivatives held for trading	￦	86,046	￦	—	￦	921	￦	—	￦	—	￦	47	￦	87,014
Derivatives held for hedging		226		—		—		—		—		—		226
Deposits		4,611,932		389,071		188,431		19,924		21,297		273,357		5,504,012
Debts		6,382,288		258,483		303,866		880		3,577		168,908		7,118,002
Debentures		3,094,159		73,606		26,730		—		—		22,671		3,217,166
Other financial liabilities		1,194,927		76,150		78,093		7,157		46,710		13,043		1,416,080

Total	￦	15,369,578	￦	797,310	￦	598,041	￦	27,961	￦	71,584	￦	478,026	￦	17,342,500

Off-balance sheet items	￦	17,850,878	￦	19,783	￦	6,549	￦	4,704	￦	18,898	￦	78,818	￦	17,979,630

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

4.6. Capital Adequacy

The Group complies with the capital adequacy standard established by the Financial Services Commission. The capital adequacy standard is based on Basel III published by Basel Committee on Banking Supervision in Bank of International Settlements in June 2011, and was implemented in Korea in December 2013. The Group is required to maintain a minimum Common Equity Tier 1 ratio of at least 4.0%(3.5%,2013), a minimum Tier 1 ratio of 5.5%(4.5%,2013) and a minimum Total Regulatory Capital of 8.0%(8.0%,2013) as of December 31, 2014.

The Group’s equity capital is classified into three categories in accordance with the Supervisory Regulations and Detailed Supervisory Regulations on Financial Holding Companies:

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

The Risk Management Council of the Group determines the Group’s risk appetite and allocates economic capital by risk type and subsidiary. Each subsidiary efficiently operates its capital within a range of allocated economic capital. The Risk Management Department of the Group monitors the limit on economic capital and reports the results to management and the Risk Management Council. The Group maintains the adequacy of capital through proactive review and approval of the Risk Management Committee when the economic capital is expected to exceed the limits due to new business or business expansion. The Group and its subsidiaries comply with external capital adequacy requirements as of December 31, 2013 and 2014.

The details of the Group’s capital adequacy calculation in line with Basel III requirements as of December 31, 2013 and 2014, are as follows:

	2013		2014
	(In millions of Korean won)
Equity Capital:	￦	27,296,535	￦	28,347,675
Tier 1 Capital		22,693,836		24,248,598
Common Equity Tier 1 Capital		22,693,836		24,062,475
Additional Tier 1 Capital		—		186,123
Tier 2 Capital		4,602,699		4,099,077
Risk-weighted assets:		177,514,060		182,485,957
Equity Capital (%):		15.38		15.53
Tier 1 Capital (%)		12.78		13.29
Common Equity Tier 1 Capital (%)		12.78		13.19

5. Segment Information

5.1 Overall Segment Information and Business Segments

The Group is organized into the following business segments. These business divisions are based on the nature of the products and services provided, the type or class of customer, and the Group’s management organization.

Banking business	Corporate Banking	The activities within this segment include providing credit, deposit products and other related financial services to large, small-and medium-sized enterprises and SOHOs.
	Retail Banking	The activities within this segment include providing credit, deposit products and other related financial services to individuals and households.
	Other Banking services	The activities within this segment include trading activities in securities and derivatives, funding and other supporting activities.
Credit Card business		The activities within this segment include credit sale, cash service, card loan and other supporting activities.
Investment & Securities business		The activities within this segment include investment banking and brokerage services and other supporting activities.
Life Insurance business		The activities within this segment include life insurance and other supporting activities.

Financial information by business segment for the year ended December 31, 2012, is as follows:

	Banking business
	Corporate Banking		Retail Banking		Other Banking Services		Sub-total		Credit Card		Investment & Securities		Life Insurance		Others		Intra-group Adjustments		Total
	(In millions of Korean won)
Operating revenues from external customers	￦	1,952,464	￦	3,041,135	￦	1,297,400	￦	6,290,999	￦	1,286,719	￦	142,617	￦	131,188	￦	32,988	￦	—	￦	7,884,511
Segment operating revenues (expenses)		2,289		(70,422)		300,356		232,223		(238,094)		5,971		(62,774)		201,566		(138,892)		—

Sub-total	￦	1,954,753	￦	2,970,713	￦	1,597,756	￦	6,523,222	￦	1,048,625	￦	148,588	￦	68,414	￦	234,554	￦	(138,892)	￦	7,884,511

Net interest income		2,593,646		2,524,163		661,666		5,779,475		974,419		19,059		192,011		75,971		(3,152)		7,037,783
Interest income		5,190,403		5,681,723		1,622,918		12,495,044		1,387,987		38,206		191,907		123,096		(26,134)		14,210,106
Interest expense		(2,596,757)		(3,157,560)		(961,252)		(6,715,569)		(413,568)		(19,147)		104		(47,125)		22,982		(7,172,323)
Net fee and commission income		232,981		696,311		324,120		1,253,412		157,788		85,610		211		96,899		(27,214)		1,566,706
Fee and commission income		274,794		760,802		401,892		1,437,488		1,427,271		96,247		211		117,008		(324,349)		2,753,876
Fee and commission expense		(41,813)		(64,491)		(77,772)		(184,076)		(1,269,483)		(10,637)		—		(20,109)		297,135		(1,187,170)
Net gains (losses) on financial assets/ liabilities at fair value through profit or loss		(501)		(15,102)		756,103		740,500		—		39,137		7,703		24,617		7		811,964
Net other operating income (loss)		(871,373)		(234,659)		(144,133)		(1,250,165)		(83,582)		4,782		(131,511)		37,067		(108,533)		(1,531,942)
General and administrative expenses		(792,533)		(1,672,741)		(811,714)		(3,276,988)		(348,243)		(117,861)		(45,166)		(133,069)		75,717		(3,845,610)
Operating profit before provision for credit losses		1,162,220		1,297,972		786,042		3,246,234		700,382		30,727		23,248		101,485		(63,175)		4,038,901
Provision (reversal) for credit losses		(852,964)		(392,354)		(48,712)		(1,294,030)		(314,843)		(3,244)		(479)		5,842		51		(1,606,703)
Net operating profit		309,256		905,618		737,330		1,952,204		385,539		27,483		22,769		107,327		(63,124)		2,432,198
Share of profit of associates		—		—		(5,712)		(5,712)		—		—		—		(185)		(9,385)		(15,282)
Net other non-operating revenue (expense)		5,522		—		(69,537)		(64,015)		(4,334)		(2,987)		(856)		(44,177)		(1,903)		(118,272)
Segment profits before income tax		314,778		905,618		662,081		1,882,477		381,205		24,496		21,913		62,965		(74,412)		2,298,644
Income tax expense		(76,854)		(219,173)		(107,793)		(403,820)		(90,464)		(6,604)		(5,268)		(14,894)		1,073		(519,977)
Profit for the year		237,924		686,445		554,288		1,478,657		290,741		17,892		16,645		48,071		(73,339)		1,778,667
Profit attributable to Shareholders of the parent company		237,924		686,445		553,919		1,478,288		290,741		17,892		16,645		48,071		(82,069)		1,769,568
Profit attributable to Non-controlling interests		—		—		369		369		—		—		—		—		8,730		9,099
Total assets(1)		93,143,686		100,591,642		67,629,975		261,365,303		14,046,174		3,314,907		5,987,928		21,072,698		(19,717,506)		286,069,504
Total liabilities(1)		84,489,904		115,521,270		41,018,121		241,029,295		10,966,541		2,769,160		5,594,727		1,097,595		(469,405)		260,987,913

(1)	Amounts before intra-group transaction adjustment.

Financial information by business segment for the year ended December 31, 2013, is as follows:

	Banking business
	Corporate Banking		Retail Banking		Other Banking Services		Sub-total		Credit Card		Investment & Securities		Life Insurance		Others		Intra-group Adjustments		Total
	(In millions of Korean won)
Operating revenues from external customers	￦	1,731,770	￦	2,453,683	￦	1,486,647	￦	5,672,100	￦	1,420,937	￦	115,054	￦	102,226	￦	143,811	￦	—	￦	7,454,128
Segment operating revenues(expenses)		4,945		(91,800)		314,854		227,999		(218,231)		5,180		(38,327)		124,281		(100,902)		—

Sub-total	￦	1,736,715	￦	2,361,883	￦	1,801,501	￦	5,900,099	￦	1,202,706	￦	120,234	￦	63,899	￦	268,092	￦	(100,902)	￦	7,454,128

Net interest income		2,550,728		2,012,661		596,851		5,160,240		1,057,046		23,985		200,422		80,694		445		6,522,832
Interest income		4,390,623		4,785,526		1,419,231		10,595,380		1,435,952		40,567		200,422		106,336		(21,727)		12,356,930
Interest expense		(1,839,895)		(2,772,865)		(822,380)		(5,435,140)		(378,906)		(16,582)		—		(25,642)		22,172		(5,834,098)
Net fee and commission income		240,698		612,165		251,881		1,104,744		184,679		75,796		109		118,136		(4,225)		1,479,239
Fee and commission income		282,403		674,250		324,997		1,281,650		1,406,239		84,168		109		137,796		(252,597)		2,657,365
Fee and commission expense		(41,705)		(62,085)		(73,116)		(176,906)		(1,221,560)		(8,372)		—		(19,660)		248,372		(1,178,126)
Net gains(losses) on financial assets/ liabilities at fair value through profit or loss		184		(1,804)		692,121		690,501		—		19,422		18,051		28,898		(50)		756,822
Net other operating income(loss)		(1,054,895)		(261,139)		260,648		(1,055,386)		(39,019)		1,031		(154,683)		40,364		(97,072)		(1,304,765)
General and administrative expenses		(821,503)		(1,739,768)		(835,517)		(3,396,788)		(354,392)		(96,345)		(50,692)		(141,668)		56,321		(3,983,564)
Operating profit before provision for credit losses		915,212		622,115		965,984		2,503,311		848,314		23,889		13,207		126,424		(44,581)		3,470,564
Provision(reversal) for credit losses		(706,464)		(358,150)		(575)		(1,065,189)		(344,555)		(5,425)		(526)		(28,235)		358		(1,443,572)

Net operating profit		208,748		263,965		965,409		1,438,122		503,759		18,464		12,681		98,189		(44,223)		2,026,992
Share of profit of associates		—		—		(202,880)		(202,880)		—		7		—		(38,134)		41,615		(199,392)
Net other non-operating revenue (expense)		1,662		—		(25,293)		(23,631)		(1,652)		(1,728)		(791)		31,256		(15,763)		(12,309)
Segment profits before income tax		210,410		263,965		737,236		1,211,611		502,107		16,743		11,890		91,311		(18,371)		1,815,291
Income tax expense		(53,195)		(86,283)		(241,421)		(380,899)		(117,696)		(4,887)		(2,792)		(30,021)		(4,298)		(540,593)
Profit for the year		157,215		177,682		495,815		830,712		384,411		11,856		9,098		61,290		(22,669)		1,274,698
Profit attributable to Shareholders of the parent company		157,215		177,682		495,731		830,628		384,411		11,856		6,231		61,290		(22,914)		1,271,502
Profit attributable to Non-controlling interests		—		—		84		84		—		—		2,867		—		245		3,196
Total assets(1)		92,498,513		103,202,391		69,887,481		265,588,385		15,854,992		2,525,070		6,945,605		21,504,989		(20,251,443)		292,167,598
Total liabilities(1)		81,008,201		122,206,712		41,426,715		244,641,628		12,385,131		1,973,888		6,396,477		1,414,111		(625,911)		266,185,324

(1)	Amounts before intra-group transaction adjustment.

Financial information by business segment for the year ended December 31, 2014, is as follows:

	Banking business
	Corporate Banking		Retail Banking		Other Banking Services		Sub-total		Credit Card		Investment & Securities		Life Insurance		Others		Intra-group Adjustments		Total
	(In millions of Korean won)
Operating revenues from external customers	￦	1,710,416	￦	2,211,969	￦	1,480,838	￦	5,403,223	￦	1,280,628	￦	141,355	￦	105,255	￦	266,332	￦	—	￦	7,196,793
Segment operating revenues(expenses)		70,271		(48,256)		211,993		234,008		(223,878)		5,218		(30,498)		166,503		(151,353)		—

Sub-total	￦	1,780,687	￦	2,163,713	￦	1,692,831	￦	5,637,231	￦	1,056,750	￦	146,573	￦	74,757	￦	432,835	￦	(151,353)	￦	7,196,793

Net interest income		2,448,966		2,079,834		442,646		4,971,446		993,806		18,136		227,344		203,443		1,600		6,415,775
Interest income		4,008,584		4,432,760		1,261,283		9,702,627		1,353,704		45,404		227,372		326,366		(20,177)		11,635,296
Interest expense		(1,559,618)		(2,352,926)		(818,637)		(4,731,181)		(359,898)		(27,268)		(28)		(122,923)		21,777		(5,219,521)
Net fee and commission income		237,229		524,784		316,032		1,078,045		95,132		76,268		253		134,154		(1,123)		1,382,729
Fee and commission income		277,196		597,072		397,070		1,271,338		1,408,749		82,531		253		157,924		(254,610)		2,666,185
Fee and commission expense		(39,967)		(72,288)		(81,038)		(193,293)		(1,313,617)		(6,263)		—		(23,770)		253,487		(1,283,456)
Net gains(losses) on financial assets/ liabilities at fair value through profit or loss		179		(20,238)		376,350		356,291		—		46,999		10,338		25,595		(25)		439,198
Net other operating income(loss)		(905,687)		(420,667)		557,803		(768,551)		(32,188)		5,170		(163,178)		69,643		(151,805)		(1,040,909)
General and administrative expenses		(711,029)		(1,695,563)		(966,266)		(3,372,858)		(340,606)		(102,526)		(59,994)		(188,510)		54,800		(4,009,694)
Operating profit before provision for credit losses		1,069,658		468,150		726,565		2,264,373		716,144		44,047		14,763		244,325		(96,553)		3,187,099
Provision(reversal) for credit losses		(566,942)		(304,116)		(16,596)		(887,654)		(277,662)		(4,422)		(1,112)		(57,350)		224		(1,227,976)

Net operating profit		502,716		164,034		709,969		1,376,719		438,482		39,625		13,651		186,975		(96,329)		1,959,123
Share of profit of associates		—		—		17,555		17,555		—		81		—		(13,778)		9,570		13,428
Net other non-operating revenue (expense)		1,242		—		(35,241)		(33,999)		(5,076)		(1,025)		(1,383)		(24,877)		(4,766)		(71,126)
Segment profits before income tax		503,958		164,034		692,283		1,360,275		433,406		38,681		12,268		148,320		(91,525)		1,901,425
Income tax expense		(120,504)		(53,967)		(156,763)		(331,234)		(100,705)		(13,057)		(5,731)		(33,602)		(1,985)		(486,314)
Profit for the year		383,454		110,067		535,520		1,029,041		332,701		25,624		6,537		114,718		(93,510)		1,415,111
Profit attributable to Shareholders of the parent company		383,454		110,067		535,520		1,029,041		332,701		25,624		6,537		100,329		(93,510)		1,400,722
Profit attributable to Non-controlling interests		—		—		—		—		—		—		—		14,389		—		14,389
Total assets(1)		94,313,469		111,074,156		70,066,039		275,453,664		15,886,769		4,131,568		7,680,184		25,965,518		(20,761,995)		308,355,708
Total liabilities(1)		83,780,834		123,792,699		45,939,658		253,513,191		12,406,314		3,554,828		7,096,459		5,347,261		(1,075,017)		280,843,036

(1)	Amounts before intra-group transaction adjustment.

5.2 Services and Geographical Segments

5.2.1 Services information

Operating revenues from external customers by services for the years ended December 31, 2012, 2013 and 2014, are as follows:

	2012		2013		2014
	(In millions of Korean won)
Banking service	￦	6,290,999	￦	5,672,100	￦	5,403,223
Credit card service		1,286,719		1,420,937		1,280,628
Investment & securities service		142,617		115,054		141,355
Life insurance service		131,188		102,226		105,255
Other service		32,988		143,811		266,332

Total	￦	7,884,511	￦	7,454,128	￦	7,196,793

5.2.2 Geographical information

Geographical operating revenues from external customers for the years ended December 31, 2012, 2013 and 2014, and major non-current assets as of December 31, 2012, 2013 and 2014, are as follows:

	2012				2013				2014
	Revenues from external customers		Major non-current assets		Revenues from external customers		Major non-current assets		Revenues from external customers		Major non-current assets
	(In millions of Korean won)
Domestic	￦	7,785,586	￦	3,574,205	￦	7,399,906	￦	3,600,424	￦	7,093,068	￦	3,807,792
United States		11,438		35		12,730		21		11,655		256
New Zealand		8,268		35		8,581		20		6,684		193
China		30,800		11,349		32,190		10,488		46,892		7,518
Japan		30,810		2,653		(17,182)		1,722		19,842		1,391
Argentina		10		—		6		—		573		—
Vietnam		1,172		429		3,268		316		3,130		287
Cambodia		4,151		546		5,741		898		5,364		564
United Kingdom		12,276		16		8,888		9		9,585		108
Intra-group adjustment		—		57,230		—		56,408		—		131,342

Total	￦	7,884,511	￦	3,646,498	￦	7,454,128	￦	3,670,306	￦	7,196,793	￦	3,949,451

6. Financial Assets and Financial Liabilities

6.1 Classification and Fair value of financial instruments

Carrying amount and fair value of financial assets and liabilities as of December 31, 2013 and 2014, are as follows:

	2013				2014
	Carrying amount		Fair value		Carrying amount		Fair value
	(In millions of Korean won)
Financial assets
Cash and due from financial institutions	￦	14,792,654	￦	14,793,603	￦	15,423,847	￦	15,425,123
Financial assets held for trading		8,967,006		8,967,006		10,121,570		10,121,570
Debt securities		7,825,785		7,825,785		9,712,208		9,712,208
Equity securities		1,100,969		1,100,969		358,017		358,017
Others		40,252		40,252		51,345		51,345
Financial assets designated at fair value through profit or loss		361,736		361,736		636,340		636,340
Equity securities		115,778		115,778		134,172		134,172
Derivative linked securities		245,958		245,958		502,168		502,168
Derivatives held for trading		1,680,880		1,680,880		1,858,637		1,858,637
Derivatives held for hedging		138,529		138,529		109,553		109,553
Loans		219,001,356		219,319,406		231,449,653		232,084,413
Available-for-sale financial assets		21,832,104		21,832,104		22,391,466		22,391,466
Debt securities		18,933,288		18,933,288		19,359,822		19,359,822
Equity securities		2,898,816		2,898,816		3,031,644		3,031,644
Held-to-maturity financial assets		13,016,991		13,386,962		12,569,154		13,050,574
Other financial assets		6,251,679		6,251,679		7,559,631		7,559,631

Total		286,042,935		286,731,905		302,119,851		303,237,307

Financial liabilities
Financial liabilities held for trading		236,637		236,637		836,542		836,542
Financial liabilities designated at fair value through profit or loss		878,565		878,565		982,426		982,426
Derivatives held for trading		1,580,029		1,580,029		1,775,341		1,775,341
Derivatives held for hedging		215,310		215,310		22,049		22,049
Deposits		200,882,064		201,128,271		211,549,121		211,946,808
Debts		14,101,331		14,098,569		15,864,500		15,944,770
Debentures		27,039,534		28,221,196		29,200,706		29,752,202
Other financial liabilities		13,262,914		13,262,946		11,918,820		11,918,865

Total	￦	258,196,384	￦	259,621,523	￦	272,149,505	￦	273,179,003

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

The Group classifies and discloses fair value of the financial instruments into the following three-level hierarchy:

•	Level 1: The fair values are based on quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date.

•	Level 2: The fair values are based on inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

•	Level 3: The fair values are based on unobservable inputs for the asset or liability.

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

Fair value hierarchy of financial assets and liabilities measured at fair value

The fair value hierarchy of financial assets and liabilities measured at fair value in the statements of financial position as of December 31, 2013 and 2014, is as follows:

	2013
	Fair value hierarchy
	Level 1		Level 2		Level 3		Total
	(In millions of Korean won)
Financial assets
Financial assets held for trading
Debt securities	￦	3,160,592	￦	4,665,193	￦	—	￦	7,825,785
Equity securities		327,260		773,709		—		1,100,969
Others		40,252		—		—		40,252
Financial assets designated at fair value through profit or loss
Equity securities		—		115,778		—		115,778
Derivative linked securities		—		12,030		233,928		245,958
Derivatives held for trading		744		1,630,940		49,196		1,680,880
Derivatives held for hedging		—		138,077		452		138,529
Available-for-sale financial assets(1)
Debt securities		9,754,737		9,175,742		2,809		18,933,288
Equity securities		985,108		254,464		1,659,244		2,898,816

Total	￦	14,268,693	￦	16,765,933	￦	1,945,629	￦	32,980,255

Financial liabilities
Financial liabilities held for trading	￦	236,637	￦	—	￦	—	￦	236,637
Financial liabilities designated at fair value through profit or loss		—		—		878,565		878,565
Derivatives held for trading		261		1,538,374		41,394		1,580,029
Derivatives held for hedging		—		206,468		8,842		215,310

Total	￦	236,898	￦	1,744,842	￦	928,801	￦	2,910,541

	2014
	Fair value hierarchy
	Level 1		Level 2		Level 3		Total
	(In millions of Korean won)
Financial assets
Financial assets held for trading
Debt securities	￦	4,371,105	￦	5,341,103	￦	—	￦	9,712,208
Equity securities		248,689		109,328		—		358,017
Others		51,345		—		—		51,345
Financial assets designated at fair value through profit or loss
Equity securities		—		134,172		—		134,172
Derivative linked securities		—		—		502,168		502,168
Derivatives held for trading		348		1,793,894		64,395		1,858,637
Derivatives held for hedging		—		109,293		260		109,553
Available-for-sale financial assets(1)
Debt securities		6,982,339		12,377,142		341		19,359,822
Equity securities		1,052,269		178,377		1,800,998		3,031,644

Total	￦	12,706,095	￦	20,043,309	￦	2,368,162	￦	35,117,566

Financial liabilities
Financial liabilities held for trading	￦	836,542	￦	—	￦	—	￦	836,542
Financial liabilities designated at fair value through profit or loss		—		—		982,426		982,426
Derivatives held for trading		1,146		1,751,617		22,578		1,775,341
Derivatives held for hedging		—		19,768		2,281		22,049

Total	￦	837,688	￦	1,771,385	￦	1,007,285	￦	3,616,358

(1)

The amounts of equity securities carried at cost in “Level 3” which do not have a quoted market price in an active market and cannot be measured reliably at fair value are ￦117,750 million and ￦93,435 million as of December 31, 2013 and 2014, respectively. These equity securities are carried at cost because it is practically difficult to quantify the intrinsic values of the equity securities issued by unlisted public and non-profit entities. In addition, probabilities and range of estimated cash flows of the unlisted equity securities which are issued by project financing companies cannot be reasonably assessed. Therefore, these equity securities are carried at cost. The Group has no plan to sell these instruments in the near future.

Valuation techniques and the inputs used in the fair value measurement classified as Level 2

Valuation techniques and inputs of financial assets and liabilities measured at fair value in the statement of financial position and classified as Level 2 as of December 31, 2013 and 2014, are as follows:

	Fair value				Valuation techniques	Inputs
	2013		2014
	(In millions of Korean won)
Financial assets
Financial assets held for trading	￦	5,438,902	￦	5,450,431
Debt securities		4,665,193		5,341,103	DCF Model	Discount rate
Equity securities		773,709		109,328	DCF Model, Net Asset Value	Discount rate, Fair value of underlying asset
Financial assets designated at fair value through profit or loss		127,808		134,172
Equity securities		115,778		134,172	DCF Model	Discount rate
Derivative linked securities		12,030		—	Monte Carlo Simulation	Price of the underlying asset, Interest rates, Volatility of the underlying asset, Correlation of the underlying assets
Derivatives held for trading		1,630,940		1,793,894	DCF Model, Closed Form, FDM	Discount rate, Volatility, Foreign exchange rate, Stock price and others
Derivatives held for hedging		138,077		109,293	DCF Model, Closed Form, FDM	Discount rate, Volatility, Foreign exchange rate and others
Available-for-sale financial assets		9,430,206		12,555,519
Debt securities		9,175,742		12,377,142	DCF Model	Discount rate
Equity securities		254,464		178,377	DCF Model, Net Asset Value	Discount rate, Fair value of underlying asset

Total	￦	16,765,933	￦	20,043,309

Financial liabilities
Derivatives held for trading	￦	1,538,374	￦	1,751,617	DCF Model, Closed Form, FDM	Discount rate, Volatility, Foreign exchange rate, Stock price and others
Derivatives held for hedging		206,468		19,768	DCF Model, Closed Form, FDM	Discount rate, Volatility, Foreign exchange rate and others

Total	￦	1,744,842	￦	1,771,385

Fair value hierarchy of financial assets and liabilities whose the fair values are disclosed

The fair value hierarchy of financial assets and liabilities which the fair value is disclosed as of December 31, 2013 and 2014, is as follows:

	2013
	Fair value hierarchy
	Level 1		Level 2		Level 3		Total
	(In millions of Korean won)
Financial assets
Cash and due from financial institutions(1)	￦	2,698,018	￦	10,555,993	￦	1,539,592	￦	14,793,603
Loans		—		—		219,319,406		219,319,406
Held-to-maturity financial assets		3,535,217		9,851,745		—		13,386,962
Other financial assets(2)		—		—		6,251,679		6,251,679

Total	￦	6,233,235	￦	20,407,738	￦	227,110,677	￦	253,751,650

Financial liabilities
Deposits(1)	￦	—	￦	72,839,365	￦	128,288,906	￦	201,128,271
Debts(1)		—		156,349		13,942,220		14,098,569
Debentures		—		27,752,493		468,703		28,221,196
Other financial liabilities(3)		—		—		13,262,946		13,262,946

Total	￦	—	￦	100,748,207	￦	155,962,775	￦	256,710,982

	2014
	Fair value hierarchy
	Level 1		Level 2		Level 3		Total
	(In millions of Korean won)
Financial assets
Cash and due from financial institutions(1)	￦	2,588,407	￦	10,879,916	￦	1,956,800	￦	15,425,123
Loans		—		—		232,084,413		232,084,413
Held-to-maturity financial assets		2,639,552		10,411,022		—		13,050,574
Other financial assets(2)		—		—		7,559,631		7,559,631

Total	￦	5,227,959	￦	21,290,938	￦	241,600,844	￦	268,119,741

Financial liabilities
Deposits(1)	￦	—	￦	82,709,205	￦	129,237,603	￦	211,946,808
Debts(1)		—		48,984		15,895,786		15,944,770
Debentures		—		29,256,810		495,392		29,752,202
Other financial liabilities(3)		—		—		11,918,865		11,918,865

Total	￦	—	￦	112,014,999	￦	157,547,646	￦	269,562,645

(1)	The amounts included in Level 2 are the carrying amounts which are reasonable approximation of the fair values.
(2)	The ￦6,251,679 million and ￦7,559,631 million of other financial assets included in Level 3 are the carrying amounts which are reasonable approximation of fair values as of December 31, 2013 and 2014.
(3)

The ￦13,261,041 million and ￦11,905,579 million of other financial liabilities included in Level 3 are the carrying amounts which are reasonable approximation of fair values as of December 31, 2013 and 2014.

Valuation techniques and the inputs used in the fair value measurement

The valuation techniques and the inputs of financial assets and liabilities which are disclosed by the carrying amounts because it is a reasonable approximation of fair value are not subject to be disclosed.

The valuation techniques and the inputs of financial assets and liabilities whose the fair values are disclosed and classified as Level 2 as of December 31, 2013 and 2014, are as follows:

	Fair value				Valuation technique	Inputs
	2013		2014
	(In millions of Korean won)
Financial assets
Held-to-maturity financial assets	￦	9,851,745	￦	10,411,022	DCF Model	Discount rate
Financial liabilities
Debentures	￦	27,752,493	￦	29,256,810	DCF Model	Discount rate

The valuation techniques and the inputs of financial assets and liabilities whose the fair values are disclosed and classified as Level 3 as of December 31, 2013 and 2014, are as follows:

	Fair value				Valuation technique	Inputs	Unobservable Inputs
	2013		2014
	(In millions of Korean won)
Financial assets
Cash and due from financial institutions	￦	1,539,592	￦	1,956,800	DCF Model	Credit spread, Other spread, Interest rate	Credit spread, Other spread
Loans		219,319,406		232,084,413	DCF Model	Credit spread, Other spread, Prepayment rate, Interest rate	Credit spread, Other spread, Prepayment rate

Total	￦	220,858,998	￦	234,041,213

Financial liabilities
Deposits	￦	128,288,906	￦	129,237,603	DCF Model	Other spread, Prepayment rate, Interest rate	Other spread, Prepayment rate
Debts		13,942,220		15,895,786	DCF Model	Other spread, Interest rate	Other spread
Debentures		468,703		495,392	DCF Model	Other spread, Implied default probability, Interest rate	Other spread, Implied default probability
Other financial liabilities		1,905		13,286	DCF Model	Other spread, Interest rate	Other spread

Total	￦	142,701,734	￦	145,642,067

6.2 Level 3 of the fair value hierarchy disclosure

6.2.1 Valuation policy and process of Level 3 Fair value

The Group uses external, independent and qualified independent third-party valuation service in addition to internal valuation models to determine the fair value of the Group’s assets at the end of every reporting period.

Where a reclassification between the levels of the fair value hierarchy occurs for a financial asset or liability, the Group’s policy is to recognize such transfers as having occurred at the beginning of the reporting period.

6.2.2 Changes in fair value (Level 3) measured using valuation technique based on unobservable in market

Changes in Level 3 of the fair value hierarchy for the years ended December 31, 2013 and 2014, are as follows:

	2013
	Financial assets at fair value through profit or loss		Financial investments		Financial liabilities at fair value through profit or loss		Net derivatives
	Designate at fair value through profit or loss		Available-for-sale financial assets		Designate at fair value through profit or loss		Derivatives held for trading		Derivatives held for hedging
	(In millions of Korean won)
Beginning balance	￦	177,624	￦	1,478,339	￦	(469,138)	￦	(1,158)	￦	(6,535)
Total gains or losses
Profit or loss		7,138		(10,180)		(31,379)		(2,007)		(1,229)
Other comprehensive income		—		41,204		—		—		—
Purchases		415,876		519,140		—		96		—
Sales		(366,710)		(85,191)		—		(2,058)		—
Issues		—		—		(1,076,965)		(4,080)		—
Settlements		—		—		698,917		17,009		(626)
Transfers into Level 3		—		26,979		—		—		—
Transfers out of Level 3		—		(308,238)		—		—		—

Ending balance	￦	233,928	￦	1,662,053	￦	(878,565)	￦	7,802	￦	(8,390)

	2014
	Financial assets at fair value through profit or loss		Financial investments		Financial liabilities at fair value through profit or loss		Net derivatives
	Designate at fair value through profit or loss		Available-for-sale financial assets		Designate at fair value through profit or loss		Derivatives held for trading		Derivatives held for hedging
	(In millions of Korean won)
Beginning balance	￦	233,928	￦	1,662,053	￦	(878,565)	￦	7,802	￦	(8,390)
Total gains or losses
Profit or loss		11,350		(131,057)		(26,232)		27,124		6,579
Other comprehensive income		—		141,422		—		—		—
Purchases		678,750		225,272		—		7,130		—
Sales		(421,860)		(116,194)		—		(3,771)		—
Issues		—		—		(1,417,513)		(4,829)		—
Settlements		—		—		1,339,884		(14,290)		(210)
Transfers into Level 3		—		25,146		—		22,651		—
Transfers out of Level 3		—		(12,137)		—		—		—
Business combination		—		6,834		—		—		—

Ending balance	￦	502,168	￦	1,801,339	￦	(982,426)	￦	41,817	￦	(2,021)

In relation to changes in Level 3 of the fair value hierarchy, total gains or losses recognized in profit or loss for the year, and total gains or losses for the year included in profit or loss for financial instruments held at the end of the reporting period in the statements of comprehensive income for the years ended December 31, 2012, 2013 and 2014, are as follows:

	2012
	Net income from financial investments at fair value through profit or loss		Other operating income
	(In millions of Korean won)
Total losses included in profit or loss for the year	￦	(47,152)	￦	(80,259)
Total losses for the year included in profit or loss for financial instruments held at the end of the reporting period		(18,063)		(83,533)

	2013
	Net income from financial investments at fair value through profit or loss		Other operating income
	(In millions of Korean won)
Total gains or losses included in profit or loss for the year	￦	(26,248)	￦	(11,409)
Total gains or losses for the year included in profit or loss for financial instruments held at the end of the reporting period		(3,285)		(23,948)

	2014
	Net income from financial investments at fair value through profit or loss		Other operating income		Net Interest Income
	(In millions of Korean won)
Total gains or losses included in profit or loss for the year	￦	12,242	￦	(124,559)	￦	81
Total gains or losses for the year included in profit or loss for financial instruments held at the end of the reporting period		35,573		(119,657)		81

6.2.3 Sensitivity analysis of changes in unobservable inputs

Information about fair value measurements using unobservable inputs

	2013
	Fair value	Valuation technique	Inputs	Unobservable inputs	Range of unobservable inputs(%)	Relationship of unobservable inputs to fair value
	(In millions of Korean won)
Financial assets
Financial assets designated at fair value through profit or loss

Derivative linked securities	￦ 233,928	Monte Carlo Simulation, Closed Form, Hull and White model	Price of the underlying asset, Interest rates, Dividend yield, Volatility of the underlying asset, Correlation between underlying asset, Volatility of interest rate, Discount rate	Volatility of the underlying asset	10.99~40.28	The higher the volatility, the higher the fair value fluctuation
				Correlation between underlying asset	-3.28~57.89	The higher the correlation between underlying asset, the higher the fair value fluctuation
				Volatility of interest rate	0.48	The higher the volatility, the higher the fair value fluctuation
				Discount rate	2.54~5.32	The lower the discount rate, the higher the fair value

Derivatives held for trading
Stock and index	42,706	DCF Model, Closed Form, FDM, Monte Carlo Simulation	Price of the underlying asset, Interest rates, Volatility of the underlying asset, Correlation between underlying asset, Dividend yield, Discount rate	Volatility of the underlying asset	7.10~45.64	The higher the volatility, the higher the fair value fluctuation
				Correlation between underlying asset	11.43~79.26	The higher the correlation between underlying asset, the higher the fair value fluctuation
				Discount rate	3.46	The lower the discount rate, the higher the fair value

Currency	6,490	DCF Model	Interest rates, Foreign exchange rate, Loss given default	Loss given default	88.24~94.12	The higher the loss given default, the lower the fair value

Derivatives held for hedging
Interest rate	452	DCF Model, Closed Form, FDM, Monte Carlo Simulation	Interest rates, Correlation between underlying asset (Interest rates), Foreign exchange rate	Correlation between underlying asset(Interest rates)	0.03	The higher the correlation between underlying asset, the higher the fair value fluctuation

Available-for-sale financial assets
Debt securities	2,809	DCF Model	Discount rate	Discount rate	8.85	The lower the discount rate, the higher the fair value

	2013
	Fair value		Valuation technique	Inputs	Unobservable inputs	Range of unobservable inputs(%)	Relationship of unobservable inputs to fair value
	(In millions of Korean won)
Equity securities		1,659,244	DCF Model, Comparable company analysis, Adjusted discount rate method, Binomial trees, Hull and White model, Net asset value method, Dividend discount model, Discounted cash flows to equity,	Growth rate, Discount rate, Volatility of interest rate, Volatilities of real estate selling price, Liquidation value, Net asset value, Stock price index of the comparative company	Growth rate	0.00~1.00	The higher the growth rate, the higher the fair value
					Discount rate	2.86~58.69	The lower the discount rate, the higher the fair value
					Volatility of interest rate	12.37~16.26	The higher the volatility, the higher the fair value fluctuation
					Volatilities of real estate selling price	0.74~0.96	The higher the real estate selling price, the higher the fair value
					Liquidation value	0.00	The higher the liquidation value, the higher the fair value

Total	￦	1,945,629

Financial liabilities
Financial liabilities designated at fair value through profit or loss

Derivative linked securities	￦	878,565	Closed Form, Monte Carlo Simulation	Price of the underlying asset, Interest rates, Volatility of the underlying asset, Correlation between underlying asset, Dividend yield	Volatility of the underlying asset	10.99~44.71	The higher the volatility, the higher the fair value fluctuation
					Correlation between underlying asset	-3.28~58.28	The higher the correlation between underlying asset, the higher the fair value fluctuation
Derivatives held for trading
Stock and index		41,394	DCF Model, Closed Form, FDM, Monte Carlo Simulation	Price of the underlying asset, Interest rates, Volatility of the underlying asset, Correlation between underlying asset, Dividend yield, Volatility of interest rate	Volatility of the underlying asset	10.99~45.64	The higher the volatility, the higher the fair value fluctuation
					Correlation between underlying asset	16.20~79.26	The higher the correlation between underlying asset, the higher the fair value fluctuation
					Volatility of interest rate	12.37~16.26	The higher the volatility, the higher the fair value fluctuation
Derivatives held for hedging
Interest rate		8,842	DCF Model, Closed Form, FDM, Monte Carlo Simulation	Price of the underlying asset, Interest rates, Volatility of the underlying asset	Volatility of the underlying asset	3.00~5.28	The higher the volatility, the higher the fair value fluctuation

Total	￦	928,801

	2014
	Fair value	Valuation technique	Inputs	Unobservable inputs	Range of unobservable inputs(%)	Relationship of unobservable inputs to fair value
	(In millions of Korean won)
Financial assets
Financial assets designated at fair value through profit or loss

Derivative linked securities	￦ 502,168	Monte Carlo Simulation, Closed Form, DCF Model, Black-Derman-Toy Model

Price of the underlying asset, Interest rates, Dividend yield, Discount rate, Volatility of the underlying asset, Correlation between underlying asset, Probability of Default, Volatility of interest rate

				Volatility of the underlying asset	2.82~48.96	The higher the volatility, the higher the fair value fluctuation
				Correlation between underlying asset	-7.75~59.13	The higher the correlation between underlying asset, the higher the fair value fluctuation
				Probability of Default	0.17~4.42	The higher the probability of default, the lower the fair value
				Volatility of interest rate	4.48	The higher volatility of interest rate, the higher the fair value fluctuation

Derivatives held for trading
Stock and index	61,400	DCF Model, Closed Form, FDM, Monte Carlo Simulation, Binomial trees, Black-Scholes Model	Price of the underlying asset, Interest rates, Dividend yield, Discount rate, Volatility of the underlying asset, Correlation between underlying asset	Volatility of the underlying asset	4.80~45.82	The higher the volatility, the higher the fair value fluctuation
				Correlation between underlying asset	-3.27~59.13	The higher the correlation between underlying asset, the higher the fair value fluctuation

Currency	2,995	DCF Model,	Interest rates, Foreign exchange rate, Loss given default	Loss given default	6.78~90.56	The higher the loss given default, the lower the fair value

Derivatives held for hedging
Interest rate	260	DCF Model, Closed Form, FDM, MonteCarlo Simulation	Price of the underlying asset, Interest rates, Volatility of the underlying asset	Volatility of the underlying asset	3.91	The higher the volatility, the higher the fair value fluctuation

Available-for-sale financial assets
Debt securities	341	DCF Model	Discount rate	Discount rate	9.21	The lower the discount rate, the higher the fair value

	2014
	Fair value		Valuation technique	Inputs	Unobservable inputs	Range of unobservable inputs(%)	Relationship of unobservable inputs to fair value
	(In millions of Korean won)
Equity securities		1,800,998	DCF Model, Comparable Company Analysis, Adjusted discount rate method, Binomial trees, Discounted cash flows to equity, Net asset value method, Dividend discount model	Growth rate, Discount rate, Volatility of interest rate, Volatilities of real estate selling price, Liquidation value, Recovery rate of receivables’ acquisition cost	Growth rate	0.00~3.00	The higher the growth rate, the higher the fair value
					Discount rate	2.29~23.25	The lower the discount rate, the higher the fair value
					Volatility of interest rate	16.25~21.45	The higher the volatility, the higher the fair value fluctuation
					Volatilities of real estate selling price	1.10	The higher the real estate selling price, the higher the fair value
					Liquidation value	0.00	The higher the liquidation value, the higher the fair value
					Recovery rate of receivables’ acquisition cost	155.83	The higher the recovery rate of receivables’ acquisition cost, the higher the fair value

Total	￦	2,368,162

Financial liabilities
Financial liabilities designated at fair value through profit or loss

Derivative linked securities	￦	982,426	Closed Form, MonteCarlo Simulation	Price of the underlying asset, Interest rates, Dividend yield, Volatility of the underlying asset, Correlation between underlying asset	Volatility of the underlying asset	3.42~48.89	The higher the volatility, the higher the fair value fluctuation
					Correlation between underlying asset	-7.75~59.13	The higher the correlation between underlying asset, the higher the fair value fluctuation
Derivatives held for trading
Stock and index		22,578	DCF Model, Closed Form, FDM, Monte Carlo Simulation, Hull and White Model, Black-Scholes Model	Price of the underlying asset, Interest rates, Volatility of the underlying asset, Correlation between underlying asset, Dividend yield, Volatility of interest rate	Volatility of the underlying asset	11.15~41.79	The higher the volatility, the higher the fair value fluctuation
					Correlation between underlying asset	-3.83~68.20	The higher the correlation between underlying asset, the higher the fair value fluctuation
					Volatility of interest rate	16.25~21.45	The higher the volatility, the higher the fair value fluctuation
Derivatives held for hedging
Interest rate		2,281	DCF Model, Closed Form, FDM, Monte Carlo Simulation	Price of the underlying asset, Interest rates, Volatility of the underlying asset	Volatility of the underlying asset	2.35~3.91	The higher the volatility, the higher the fair value fluctuation

Total	￦	1,007,285

Sensitivity analysis of changes in unobservable inputs

Sensitivity analysis of financial instruments is performed, to measure favorable and unfavorable changes in the fair value of financial instruments which are affected by the unobservable parameters, using a statistical technique. When the fair value is affected by more than two input parameters, the amounts represent the most favorable or most unfavorable. Amongst Level 3 financial instruments subject to sensitivity analysis are equity-related derivatives, currency-related derivatives and interest rate-related derivatives whose fair value changes are recognized in profit or loss as well as debt securities and unlisted equity securities (including private equity funds) whose fair value changes are recognized in profit or loss or other comprehensive income and loss.

Sensitivity analyses by type of instrument as a result of varying input parameters are as follows:

	2013
	Recognition in profit or loss				Other comprehensive income or loss
	Favorable changes		Unfavorable changes		Favorable changes		Unfavorable changes
	(In millions of Korean won)
Financial assets
Financial assets designated at fair value through profit or loss
Derivative linked securities(1)	￦	6,188	￦	(8,834)	￦	—	￦	—
Derivatives held for trading(2)		6,653		(6,299)		—		—
Derivatives held for hedging(2)		—		—		—		—
Available-for-sale financial assets
Debt securities(3)		—		—		61		(58)
Equity securities(4)		—		—		322,444		(121,192)

Total	￦	12,841	￦	(15,133)	￦	322,505	￦	(121,250)

Financial liabilities
Financial liabilities designated at fair value through profit or loss(1)	￦	15,467	￦	(10,330)	￦	—	￦	—
Derivatives held for trading(2)		4,596		(4,968)		—		—
Derivatives held for hedging(2)		345		(333)		—		—

Total	￦	20,408	￦	(15,631)	￦	—	￦	—

	2014
	Recognition in profit or loss				Other comprehensive income or loss
	Favorable changes		Unfavorable changes		Favorable changes		Unfavorable changes
	(In millions of Korean won)
Financial assets
Financial assets designated at fair value through profit or loss
Derivative linked securities(1)	￦	6,006	￦	(10,768)	￦	—	￦	—
Derivatives held for trading(2)		9,851		(8,194)		—		—
Derivatives held for hedging(2)		17		(15)		—		—
Available-for-sale financial assets
Debt securities(3)		—		—		20		(18)
Equity securities(4)		—		—		388,278		(147,164)

Total	￦	15,874	￦	(18,977)	￦	388,298	￦	(147,182)

Financial liabilities
Financial liabilities designated at fair value through profit or loss(1)	￦	23,283	￦	(15,248)	￦	—	￦	—
Derivatives held for trading(2)		4,211		(6,812)		—		—
Derivatives held for hedging(2)		86		(76)		—		—

Total	￦	27,580	￦	(22,136)	￦	—	￦	—

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
(4)

For equity securities, the changes in fair value are calculated by shifting principal unobservable input parameters such as correlation between growth rate (0~0.5%) and discount rate, liquidation value (-1~1%) and discount rate, or recovery rate of receivables’ acquisition cost (-1~1%). Sensitivity of fair values to unobservable parameters of private equity fund is practically impossible, but in the case of equity fund composed of real estates, the changes in fair value are calculated by shifting correlation between discount rate (-1~1%) and volatilities of real estate price (-1~1%)

6.2.4 Day one gain or loss

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

The aggregate difference yet to be recognized in profit or loss at the beginning and end of the period and a reconciliation of changes in the balance of this difference, are as follows:

	2013		2014
	(In millions of Korean won)
Balance at the beginning of the year	￦	8,652	￦	4,190
New transactions		3,449		(853)
Amounts recognized in profit or loss during the year
Amortization		(3,484)		(891)
Settlement		(4,427)		(1,070)

Balance at the end of the year	￦	4,190	￦	1,376

6.3 Carrying amounts of financial instruments by category

Financial assets and liabilities are measured at fair value or amortized cost. Measurement policies for each class of financial assets and liabilities are disclosed in Note 3, ‘Significant accounting policies’.

The carrying amounts of financial assets and liabilities by category as of December 31, 2013 and 2014, are as follows:

	2013
	Financial assets at fair value through profit or loss
	Held for trading		Designated at fair value through profit or loss		Loans and receivables		Available- for-sale financial assets		Held-to- Maturity financial assets		Derivatives held for hedging		Total
	(In millions of Korean won)
Financial assets
Cash and due from financial institutions	￦	—	￦	—	￦	14,792,654	￦	—	￦	—	￦	—	￦	14,792,654
Financial assets at fair value through profit or loss		8,967,006		361,736		—		—		—		—		9,328,742
Derivatives		1,680,880		—		—		—		—		138,529		1,819,409
Loans		—		—		219,001,356		—		—		—		219,001,356
Financial investments		—		—		—		21,832,104		13,016,991		—		34,849,095
Other financial assets		—		—		6,251,679		—		—		—		6,251,679

Total	￦	10,647,886	￦	361,736	￦	240,045,689	￦	21,832,104	￦	13,016,991	￦	138,529	￦	286,042,935

	2013
	Financial liabilities at fair value through profit or loss
	Held for trading		Designated at fair value through profit or loss		Financial liabilities at amortized cost		Derivatives held for hedging		Total
	(In millions of Korean won)
Financial liabilities
Financial liabilities at fair value through profit or loss	￦	236,637	￦	878,565	￦	—	￦	—	￦	1,115,202
Derivatives		1,580,029		—		—		215,310		1,795,339
Deposits		—		—		200,882,064		—		200,882,064
Debts		—		—		14,101,331		—		14,101,331
Debentures		—		—		27,039,534		—		27,039,534
Other financial liabilities		—		—		13,262,914		—		13,262,914

Total	￦	1,816,666	￦	878,565	￦	255,285,843	￦	215,310	￦	258,196,384

	2014
	Financial assets at fair value through profit or loss
	Held for trading		Designated at fair value through profit or loss		Loans and receivables		Available- for-sale financial assets		Held-to- Maturity financial assets		Derivatives held for hedging		Total
	(In millions of Korean won)
Financial assets
Cash and due from financial institutions	￦	—	￦	—	￦	15,423,847	￦	—	￦	—	￦	—	￦	15,423,847
Financial assets at fair value through profit or loss		10,121,570		636,340		—		—		—		—		10,757,910
Derivatives		1,858,637		—		—		—		—		109,553		1,968,190
Loans		—		—		231,449,653		—		—		—		231,449,653
Financial investments		—		—		—		22,391,466		12,569,154		—		34,960,620
Other financial assets		—		—		7,559,631		—		—		—		7,559,631

Total	￦	11,980,207	￦	636,340	￦	254,433,131	￦	22,391,466	￦	12,569,154	￦	109,553	￦	302,119,851

	2014
	Financial liabilities at fair value through profit or loss
	Held for trading		Designated at fair value through profit or loss		Financial liabilities at amortized cost		Derivatives held for hedging		Total
	(In millions of Korean won)
Financial liabilities
Financial liabilities at fair value through profit or loss	￦	836,542	￦	982,426	￦	—	￦	—	￦	1,818,968
Derivatives		1,775,341		—		—		22,049		1,797,390
Deposits		—		—		211,549,121		—		211,549,121
Debts		—		—		15,864,500		—		15,864,500
Debentures		—		—		29,200,706		—		29,200,706
Other financial liabilities		—		—		11,918,820		—		11,918,820

Total	￦	2,611,883	￦	982,426	￦	268,533,147	￦	22,049	￦	272,149,505

6.4 Transfer of financial assets

Transferred financial assets that are derecognized in their entirety

The Group transferred loans and other financial assets that are derecognized in their entirety to SPEs, while the maximum exposure to loss (carrying amount) from its continuing involvement in the derecognized financial assets as of December 31, 2013 and 2014, are as follows:

	2013
	Type of continuing involvement	Classification of financial instruments	Carrying amount of continuing involvement in statement of financial position		Fair value of continuing involvement
			(In millions of Korean won)
KR ABS Co., Ltd.	Mezzanine/ subordinate debt	Available-for-sale financial assets	￦	11,434	￦	11,434
KR ABS Second Co., Ltd.(1)	Senior debt	Loans and receivables		26,065		26,227
	Subordinate debt	Available-for-sale financial assets		33,017		33,017
EAK ABS Co., Ltd.(2)	Subordinate debt	Available-for-sale financial assets		35,020		35,020
AP ABS First Co., Ltd.(3)	Senior debt	Loans and receivables		67,326		67,353
	Subordinate debt	Available-for-sale financial assets		16,669		16,669
Discovery ABS First Co., Ltd.(4)	Senior debt	Loans and receivables		23,494		23,547
	Subordinate debt	Available-for-sale financial assets		21,454		21,454

		Total	￦	234,479	￦	234,721

(1)	Recognized net loss from transferring loans to the SPEs amounts to ￦24,589 million.
(2)	Recognized net loss from transferring loans to the SPEs amounts to ￦2,480 million.
(3)	Recognized net loss from transferring loans to the SPEs amounts to ￦18,556 million.
(4)	Recognized net loss from transferring loans to the SPEs amounts to ￦37,975 million.
(5)

In addition to the above, there were gains from the transfer of non-performing loans to the National Happiness Fund (‘the Fund’) amounting to ￦57,826 million. According to the agreement with the Fund, where the recovered amounts exceed the consideration paid by the Fund for the non-performing loans, the excess amount is to be reimbursed to the Group.

	2014
	Type of continuing involvement	Classification of financial instruments	Carrying amount of continuing involvement in statement of financial position		Fair value of continuing involvement
			(In millions of Korean won)
KR ABS Co., Ltd.	Subordinate debt	Available-for-sale financial assets	￦	4,921	￦	4,921
KR ABS Second Co., Ltd.	Subordinate debt	Available-for-sale financial assets		22,219		22,219
EAK ABS Co., Ltd.	Subordinate debt	Available-for-sale financial assets		11,211		11,211
AP ABS First Co., Ltd.	Senior debt	Loans and receivables		9,762		9,842
	Subordinate debt	Available-for-sale financial assets		17,346		17,346
Discovery ABS First Co., Ltd.	Senior debt	Loans and receivables		1,175		1,194
	Subordinate debt	Available-for-sale financial assets		22,591		22,591
EAK ABS Second Co., Ltd.(1)	Senior debt	Loans and receivables		19,806		20,026
	Subordinate debt	Available-for-sale financial assets		38,207		38,207
FK1411 Co., Ltd. (2)	Senior debt	Loans and receivables		44,966		44,917
	Subordinate debt	Available-for-sale financial assets		47,600		47,600

		Total	￦	239,804	￦	240,074

(1)	Recognized net loss from transferring loans to the SPEs amounts to ￦6,924 million.
(2)	Recognized net loss from transferring loans to the SPEs amounts to ￦27,365 million.
(3)

In addition to the above, there were gains on sale of loans attributable to true-up adjustments based on the transfer agreement with the National Happiness Fund (‘the Fund’) amounting to ￦3,762 million.

Transferred financial assets that are not derecognized in their entirety

The Group securitized the loans and received the subordinated debts as part of consideration related to the securitization to provide credit enhancements to other senior debtors, and this transaction was recognized by the Group as collateralized debts. The liabilities and related securitized assets as of December 31, 2013 and 2014, are as follows:

	2013
					Liabilities arising from asset-backed securities
	Carrying amount of assets (Underlying assets)		Carrying amount of the associated liabilities (Senior debentures)		Fair value of assets (Underlying assets)		Fair value of the associated liabilities (Senior debentures)		Net Position
	(In millions of Korean won)
KB Mortgage Loan First Securitization Specialty Co., Ltd.	￦	295,679	￦	193,062	￦	295,679	￦	192,972	￦	102,707
KAMCO Value Recreation Third Securitization Specialty Co., Ltd.		8,291		1,958		8,291		1,958		6,333
KH First Co., Ltd.(3)		99,763		100,900		—		—		—
KB Kookmin Card First Securitization Co., Ltd.(1)		568,916		315,845		—		—		—
Wise Mobile First Securitization Specialty(2)		339,222		329,785		—		—		—
Wise Mobile Second Securitization Specialty(2)		384,473		374,733		—		—		—
Wise Mobile Third Securitization Specialty(2)		350,822		343,736		—		—		—
Wise Mobile Fourth Securitization Specialty(2)		202,038		199,802		—		—		—
Wise Mobile Fifth Securitization Specialty(2)		344,047		339,631		—		—		—
Wise Mobile Sixth Securitization Specialty(2)		362,975		359,534		—		—		—
Wise Mobile Seventh Securitization Specialty(2)		351,905		349,486		—		—		—

	2014
					Liabilities arising from asset-backed securities
	Carrying amount of assets (Underlying assets)		Carrying amount of the associated liabilities (Senior debentures)		Fair value of assets (Underlying assets)		Fair value of the associated liabilities (Senior debentures)		Net Position
	(In millions of Korean won)
KB Kookmin Card First Securitization Co., Ltd.(1)	￦	546,770	￦	—	￦	—	￦	—	￦	—
KB Kookmin Card Second Securitization Co., Ltd.(1)		622,573		327,553		—		—		—
Wise Mobile First Securitization Specialty(2)		122,528		109,972		—		—		—
Wise Mobile Second Securitization Specialty(2)		158,396		144,958		—		—		—
Wise Mobile Third Securitization Specialty(2)		169,609		158,957		—		—		—
Wise Mobile Fourth Securitization Specialty(2)		99,952		94,959		—		—		—
Wise Mobile Fifth Securitization Specialty(2)		179,703		169,926		—		—		—
Wise Mobile Sixth Securitization Specialty(2)		204,095		194,896		—		—		—
Wise Mobile Seventh Securitization Specialty(2)		207,387		199,878		—		—		—
Wise Mobile Eighth Securitization Specialty(2)		202,745		194,862		—		—		—
Wise Mobile Ninth Securitization Specialty(2)		143,666		139,889		—		—		—
Wise Mobile Tenth Securitization Specialty(2)		193,959		189,827		—		—		—
Wise Mobile Eleventh Securitization Specialty(2)		182,281		179,781		—		—		—
Wise Mobile Twelfth Securitization Specialty(2)		191,329		189,719		—		—		—

(1)

They have the obligation to early redeem the asset-backed debentures upon occurrence of an event specified in the agreement as trust type asset securitization. To avoid such early redemption, they entrust supplementary card accounts, deposits and others. Accordingly, as asset-backed debenture holders’ recourse is not limited to the underlying assets, the fair value is not disclosed.

(2)

If the Special Purpose Companies (SPC) could not redeem the senior debentures by collection of underlying assets, the SPC should be redeem by borrowings from the credit facilities. Accordingly, as senior debenture holders’ recourse is not limited to the underlying assets, the fair value is not disclosed.

(3)

Pursuant to the Purchase Agreement of the liabilities, the fair value is not disclosed as the counterparty has both a right of recourse for the securitized assets and a right to request to purchase the liabilities.

Securities under repurchase agreements and loaned securities

The Group continues to recognize the financial assets related to repurchase agreements and securities lending transactions on the statements of financial position since those transactions are not qualified for derecognition even though the Group transfers the financial assets. A financial asset is sold under an agreement to repurchase the same asset at a fixed price, or loaned under a securities lending agreement to be returned as the same asset. Thus, the Group retains substantially all the risks and rewards of ownership of the financial asset. The amounts of transferred assets and related liabilities as of December 31, 2013 and 2014, are as follows:

	2013
	Carrying amount of transferred assets		Carrying amount of related liabilities
	(In millions of Korean won)
Securities under repurchase agreements	￦	649,309	￦	608,156
Loaned securities
Government bond		527,427		—
Stock		14,296		—

Total	￦	1,191,032	￦	608,156

	2014
	Carrying amount of transferred assets		Carrying amount of related liabilities
	(In millions of Korean won)
Securities under repurchase agreements	￦	1,080,804	￦	1,019,071
Loaned securities
Government bond		162,408		—
Stock		2,378		—

Total	￦	1,245,590	￦	1,019,071

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

The details of financial assets subject to offsetting, enforceable master netting arrangements or similar agreements as of December 31, 2013 and 2014, are as follows:

	2013
	Gross amounts of recognized financial assets		Gross amounts of recognized financial liabilities offset in the statement of financial position		Net amounts of financial assets presented in the statement of financial position		Non-offsetting amount				Net amount
							Financial instruments		Cash collateral received
	(In millions of Korean won)
Derivatives held for trading	￦	1,593,909	￦	—	￦	1,593,909	￦	(1,190,301)	￦	(1,850)	￦	401,758
Derivatives held for hedging		138,028		—		138,028		(36,133)		—		101,895
Receivable spot exchange		2,256,532		—		2,256,532		(2,255,085)		—		1,447
Reverse repurchase, securities borrowing and similar agreements(1)		4,173,200		—		4,173,200		(4,173,200)		—		—
Other financial instruments		16,475,869		(15,637,526)		838,343		—		—		838,343

Total	￦	24,637,538	￦	(15,637,526)	￦	9,000,012	￦	(7,654,719)	￦	(1,850)	￦	1,343,443

	2014
	Gross amounts of recognized financial assets		Gross amounts of recognized financial liabilities offset in the statement of financial position		Net amounts of financial assets presented in the statement of financial position		Non-offsetting amount				Net amount
							Financial instruments		Cash collateral received
	(In millions of Korean won)
Derivatives held for trading	￦	1,806,087	￦	—	￦	1,806,087	￦	(1,477,495)	￦	(1,635)	￦	326,957
Derivatives held for hedging		109,553		—		109,553		(15,688)		—		93,865
Receivable spot exchange		2,343,308		—		2,343,308		(2,342,116)		—		1,192
Reverse repurchase, securities borrowing and similar agreements(1)		3,529,900		—		3,529,900		(3,529,900)		—		—
Other financial instruments		18,680,680		(16,483,341)		2,197,339		—		—		2,197,339

Total	￦	26,469,528	￦	(16,483,341)	￦	9,986,187	￦	(7,365,199)	￦	(1,635)	￦	2,619,353

(1)	Includes a portion of the securities loaned.

The details of financial liabilities subject to offsetting, enforceable master netting arrangements or similar agreements as of December 31, 2013 and 2014, are as follows:

	2013
	Gross amounts of recognized financial liabilities		Gross amounts of recognized financial assets offset in the statement of financial position		Net amounts of financial liabilities presented in the statement of financial position		Non-offsetting amount				Net amount
							Financial instruments		Cash collateral received
	(In millions of Korean won)
Derivatives held for trading	￦	1,579,878	￦	—	￦	1,579,878	￦	(992,164)	￦	—	￦	587,714
Derivatives held for hedging		204,642		—		204,642		(16,320)		—		188,322
Payable spot exchange		2,256,147		—		2,256,147		(2,255,085)		—		1,062
Repurchase agreements, securities lending and similar agreements(1),(2)		804,726		—		804,726		(804,726)		—		—
Other financial instruments		16,754,401		(15,637,526)		1,116,875		(946,800)		—		170,075

Total	￦	21,599,794	￦	(15,637,526)	￦	5,962,268	￦	(5,015,095)	￦	—	￦	947,173

	2014
	Gross amounts of recognized financial liabilities		Gross amounts of recognized financial assets offset in the statement of financial position		Net amounts of financial liabilities presented in the statement of financial position		Non-offsetting amount				Net amount
							Financial instruments		Cash collateral received
	(In millions of Korean won)
Derivatives held for trading	￦	1,765,781	￦	—	￦	1,765,781	￦	(1,323,749)	￦	—	￦	442,032
Derivatives held for hedging		21,147		—		21,147		(3,013)		—		18,134
Payable spot exchange		2,343,234		—		2,343,234		(2,342,116)		—		1,118
Repurchase agreements, securities lending and similar agreements(1),(2)		1,803,963		—		1,803,963		(1,803,963)		—		—
Other financial instruments		16,724,449		(16,483,341)		241,108		(122,797)		—		118,311

Total	￦	22,658,574	￦	(16,483,341)	￦	6,175,233	￦	(5,595,638)	￦	—	￦	579,595

(1)	Includes repurchase agreements sold to customers.
(2)	Includes a portion of securities sold.

7. Due from financial institutions

The details of due from financial institutions as of December 31, 2013 and 2014, are as follows:

		Financial Institutions	Interest rate(%)	2013		2014
				(In millions of Korean won)
Due from financial institutions in Korean won	Due from Bank of Korea	Bank of Korea	0.00~2.03	￦	6,717,697	￦	6,283,230
	Due from banking institutions	Hana Bank and others	0.00~7.15		636,837		1,191,877
	Due from others	DaiShin Investment & Securities Co., Ltd. and others	0.10~3.20		3,203,452		3,750,163

		Sub-total			10,557,986		11,225,270

Due from financial institutions in foreign currencies	Due from banks in foreign currencies	Bank of Korea and others	—		855,388		899,080
	Time deposits in foreign currencies	Bank of Communications and others	0.11~6.70		657,408		708,926
	Due from others	Woori Investment & Securities Co., Ltd. and others	—		23,321		45,154

		Sub-total			1,536,117		1,653,160

		Total		￦	12,094,103	￦	12,878,430

Due from financial institutions, classified by type of financial institution as of December 31, 2013 and 2014, are as follows:

	2013
	In Korean won		In foreign currencies		Total
	(In millions of Korean won)
Bank of Korea	￦	6,717,697	￦	410,328	￦	7,128,025
Other banking institutions		636,837		1,105,842		1,742,679
Other financial institutions		3,203,452		19,947		3,223,399

Total	￦	10,557,986	￦	1,536,117	￦	12,094,103

	2014
	In Korean won		In foreign currencies		Total
	(In millions of Korean won)
Bank of Korea	￦	6,283,230	￦	225,393	￦	6,508,623
Other banking institutions		1,191,877		1,399,586		2,591,463
Other financial institutions		3,750,163		28,181		3,778,344

Total	￦	11,225,270	￦	1,653,160	￦	12,878,430

Restricted due from financial institutions as of December 31, 2013 and 2014, are as follows:

		Financial Institutions	2013		2014		Reason for restriction
			(in millions of Korean won)
Due from financial institutions in Korean won	Due from Bank of Korea	Bank of Korea	￦	6,717,697	￦	6,283,230	Bank of Korea Act
	Due from Banking institution	Hana Bank and others		342,469		393,824	Agreement for allocation of deposit
	Due from others	The Korea Exchange and others		102,460		137,327	Market entry deposit and others

		Sub-total		7,162,626		6,814,381

Due from financial institutions in foreign currencies	Due from banks in foreign currencies	Bank of Korea and others		482,296		293,067	Bank of Korea Act and others
	Time deposit in foreign currencies	Bank of communications and others		10,553		16,488	Bank Act of the State of New York
	Due from others	Woori Investment & Securities Co., Ltd. and others		10,428		8,158	Derivatives margin account and others

		Sub-total		503,277		317,713

		Total	￦	7,665,903	￦	7,132,094

8. Assets pledged as collateral

The details of assets pledged as collateral as of December 31, 2013 and 2014, are as follows:

		2013
Assets pledged	Pledgee	Carrying amount		Collateralized amount		Reason of pledge
		(In millions of Korean won)
Due from financial institutions	Korea Federation of Savings Banks and others	￦	238,901	￦	238,901	Borrowings from Bank and others

Financial assets held for trading	Korea Securities Depository and others		336,154		329,391	Repurchase agreements and similar agreements
	Korea Securities Depository and others		446,126		393,981	Securities lending transactions
	Samsung Futures Inc. and others		15,570		14,589	Derivatives transactions

	Sub-total		797,850		737,961

Available-for-sale financial assets	Korea Securities Depository and others		45,771		45,145	Securities lending transactions
	Samsung Futures Inc. and others		33,317		31,746	Derivatives transactions
	Others		15,100		14,370	Others

	Sub-total		94,188		91,261

Held-to-maturity financial assets	Korea Securities Depository and others		3,577,052		3,572,000	Repurchase agreements and similar agreements
	Bank of Korea		617,250		610,000	Borrowings from Bank of Korea
	Bank of Korea		956,284		946,800	Settlement risk of Bank of Korea
	Samsung Futures Inc. and others		325,616		325,521	Derivatives transactions
	Others		258,615		258,500	Others

	Sub-total		5,734,817		5,712,821

Mortgage loans	Others		846,000		843,127	Covered Bond

	Total	￦	7,711,756	￦	7,624,071

		2014
Assets pledged	Pledgee	Carrying amount		Collateralized amount		Reason of pledge
		(In millions of Korean won)
Due from financial institutions	Korea Federation of Savings Banks and others	￦	166,344	￦	166,344	Borrowings from Bank and others
Financial assets held for trading	Korea Securities Depository and others		999,412		960,368	Repurchase agreements and similar agreements
	Korea Securities Depository and others		959,858		869,279	Securities lending transactions
	Samsung Futures Inc. and others		17,521		16,033	Derivatives transactions
	Others		17,864		17,721	Others

	Sub-total		1,994,655		1,863,401

Available-for-sale financial assets	Korea Securities Depository and others		120,081		90,576	Securities lending transactions
	Samsung Futures Inc. and others		24,856		22,634	Derivatives transactions
	Others		39,100		37,132	Others

	Sub-total		184,037		150,342

Held-to-maturity financial assets	Korea Securities Depository and others		1,460,932		1,452,000	Repurchase agreements and similar agreements
	Bank of Korea		993,853		990,000	Borrowings from Bank of Korea
	Bank of Korea		1,440,821		1,416,800	Settlement risk of Bank of Korea
	Samsung Futures Inc. and others		285,023		284,492	Derivatives transactions
	Others		238,654		238,500	Others

	Sub-total		4,419,283		4,381,792

	Total	￦	6,764,319	￦	6,561,879

The fair value of collateral available to sell or repledge, and collateral sold or repledged, regardless of debtor’s default, as of December 31, 2013 and 2014, are as follows:

	2013
	Fair value of collateral held		Fair value of collateral sold or repledged		Total
	(In millions of Korean won)
Securities	￦	4,258,909	￦	—	￦	4,258,909

Total	￦	4,258,909	￦	—	￦	4,258,909

	2014
	Fair value of collateral held		Fair value of collateral sold or repledged		Total
	(In millions of Korean won)
Securities	￦	3,601,032	￦	—	￦	3,601,032

Total	￦	3,601,032	￦	—	￦	3,601,032

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

The details of derivative financial instruments for trading as of December 31, 2013 and 2014, are as follows:

	2013
	Notional amount		Assets		Liabilities
	(In millions of Korean won)
Interest rate
Futures(1)	￦	928,684	￦	—	￦	—
Swaps		141,275,150		582,544		639,695
Options		8,285,091		45,063		85,906

Sub-total		150,488,925		627,607		725,601

Currency
Forwards		23,055,704		241,804		289,629
Futures(1)		415,560		219		15
Swaps		17,414,405		693,116		503,663
Options		273,745		2,428		1,492

Sub-total		41,159,414		937,567		794,799

Stock and index
Futures(1)		136,624		—		95
Swaps		477,143		17,565		15,168
Options		1,982,455		30,006		35,118

Sub-total		2,596,222		47,571		50,381

Commodity
Futures(1)		2,024		121		—

Sub-total		2,024		121		—

Other		60,000		68,014		9,248

Total	￦	194,306,585	￦	1,680,880	￦	1,580,029

	2014
	Notional amount		Assets		Liabilities
	(In millions of Korean won)
Interest rate
Futures(1)	￦	678,798	￦	—	￦	—
Swaps		101,610,724		924,189		957,504
Options		8,398,000		86,277		128,185

Sub-total		110,687,522		1,010,466		1,085,689

Currency
Forwards		21,363,840		340,339		217,357
Futures(1)		632,430		46		289
Swaps		18,430,843		415,842		441,696
Options		616,977		6,057		6,078

Sub-total		41,044,090		762,284		665,420

Stock and index
Forwards		685,000		—		—
Futures(1)		162,766		90		753
Swaps		431,709		30,091		6,222
Options		1,860,561		31,632		8,199

Sub-total		3,140,036		61,813		15,174

Commodity
Futures(1)		765		7		9

Sub-total		765		7		9

Other		—		24,067		9,049

Total	￦	154,872,413	￦	1,858,637	￦	1,775,341

(1)	A gain or loss from daily mark-to-market futures is reflected in the margin accounts.

Fair value hedge

The details of derivatives designated as fair value hedging instruments as of December 31, 2013 and 2014, are as follows:

	2013
	Notional amount		Assets		Liabilities
	(In millions of Korean won)
Interest rate
Swaps	￦	1,951,013	￦	137,445	￦	—
Currency
Forwards		42,048		502		—
Swaps		1,055,300		—		195,800
Other		140,000		—		8,842

Total	￦	3,188,361	￦	137,947	￦	204,642

	2014
	Notional amount		Assets		Liabilities
	(In millions of Korean won)
Interest rate
Swaps	￦	2,179,779	￦	109,293	￦	1,144
Other		140,000		260		2,281

Total	￦	2,319,779	￦	109,553	￦	3,425

Gains and losses from fair value hedging instruments and hedged items attributable to the hedged risk for the years ended December 31, 2012, 2013 and 2014, are as follows:

	2012		2013		2014
	(In millions of Korean won)
Losses on hedging instruments	￦	(14,654)	￦	(48,545)	￦	(26,320)
Gains on the hedged item attributable to the hedged risk		37,641		81,428		52,721

Total	￦	22,987	￦	32,883	￦	26,401

Cash flow hedge

The details of derivatives designated as cash flow hedging instruments as of December 31, 2013 and 2014, are as follows:

	2013
	Notional amount		Assets		Liabilities
	(In millions of Korean won)
Interest rate
Swaps	￦	1,403,000	￦	582	￦	4,902
Currency
Swaps		316,590		—		5,766

Total	￦	1,719,590	￦	582	￦	10,668

	2014
	Notional amount		Assets		Liabilities
	(In millions of Korean won)
Interest rate
Swaps	￦	1,033,000	￦	—	￦	16,073
Currency
Swaps		329,760		—		2,551

Total	￦	1,362,760	￦	—	￦	18,624

Gains and losses from cash flow hedging instruments and hedged items attributable to the hedged risk for the years ended December 31, 2013 and 2014, are as follows:

	2012		2013		2014
	(In millions of Korean won)
Losses on hedging instruments	￦	(27,006)	￦	(3,068)	￦	(7,976)
Losses on the hedged item attributable to the hedged risk		(26,838)		(2,990)		(7,452)

Ineffectiveness recognized in loss	￦	(168)	￦	(78)	￦	(524)

Amounts recognized in other comprehensive income and reclassified from equity to profit or loss for the years ended December 31, 2012, 2013 and 2014, are as follows:

	2012		2013		2014
	(In millions of Korean won)
Amount recognized in other comprehensive income	￦	(26,838)	￦	(2,990)	￦	(7,452)
Amount reclassified from equity to profit or loss		25,000		5,227		(5,426)
Tax effect		1,025		(619)		2,619

Total	￦	(813)	￦	1,618	￦	(10,259)

10. Loans

Loans as of December 31, 2013 and 2014, are as follows:

	2013		2014
	(In millions of Korean won)
Loans	￦	221,439,295	￦	233,300,563
Deferred loan origination fees and costs		423,245		601,142
Less: Allowances for loan losses		(2,861,184)		(2,452,052)

Carrying amount	￦	219,001,356	￦	231,449,653

Loans to banks as of December 31, 2013 and 2014, are as follows:

	2013		2014
	(In millions of Korean won)
Loans	￦	6,335,056	￦	6,208,391
Less: Allowances for loan losses		(25)		—

Carrying amount	￦	6,335,031	￦	6,208,391

Loans to customers other than banks as of December 31, 2013 and 2014, consist of:

	2013
	Retail		Corporate		Credit card		Total
	(In millions of Korean won)
Loans in Korean won	￦	104,920,187	￦	84,596,181	￦	—	￦	189,516,368
Loans in foreign currencies		98,614		2,956,418		—		3,055,032
Domestic import usance bills		—		2,978,478		—		2,978,478
Off-shore funding loans		—		669,603		—		669,603
Call loans		—		696,929		—		696,929
Bills bought in Korean won		—		14,243		—		14,243
Bills bought in foreign currencies		—		1,588,066		—		1,588,066
Guarantee payments under payment guarantee		—		38,318		—		38,318
Credit card receivables in Korean won		—		—		11,782,005		11,782,005
Credit card receivables in foreign currencies		—		—		2,453		2,453
Reverse repurchase agreements		—		1,683,200		—		1,683,200
Privately placed bonds		—		731,706		—		731,706
Factored receivables		2,724,413		46,670		—		2,771,083

Sub-total		107,743,214		95,999,812		11,784,458		215,527,484

Proportion (%)		49.99		44.54		5.47		100.00
Allowances		(580,510)		(1,870,849)		(409,800)		(2,861,159)

Total	￦	107,162,704	￦	94,128,963	￦	11,374,658	￦	212,666,325

	2014
	Retail		Corporate		Credit card		Total
	(In millions of Korean won)
Loans in Korean won	￦	114,712,199	￦	85,633,171	￦	—	￦	200,345,370
Loans in foreign currencies		50,047		2,574,041		—		2,624,088
Domestic import usance bills		—		3,693,951		—		3,693,951
Off-shore funding loans		—		664,794		—		664,794
Call loans		—		292,043		—		292,043
Bills bought in Korean won		—		6,678		—		6,678
Bills bought in foreign currencies		—		1,958,251		—		1,958,251
Guarantee payments under payment guarantee		418		12,975		—		13,393
Credit card receivables in Korean won		—		—		11,629,215		11,629,215
Credit card receivables in foreign currencies		—		—		3,081		3,081
Reverse repurchase agreements		—		1,082,200		—		1,082,200
Privately placed bonds		—		743,348		—		743,348
Factored receivables		2,741,789		50,435		—		2,792,224
Lease receivables		808,866		50,973		—		859,839
Loans for installment credit		984,839		—		—		984,839

Sub-total		119,298,158		96,762,860		11,632,296		227,693,314

Proportion (%)		52.39		42.50		5.11		100.00
Allowances		(536,959)		(1,525,152)		(389,941)		(2,452,052)

Total	￦	118,761,199	￦	95,237,708	￦	11,242,355	￦	225,241,262

The changes in deferred loan origination fees and costs for the years ended December 31, 2013 and 2014, are as follows:

	2013
	Beginning		Increase		Decrease		Others		Ending
	(In millions of Korean won)
Deferred loan origination costs
Loans in Korean won	￦	502,512	￦	330,202	￦	288,683	￦	(33,130)	￦	510,901
Other origination costs		344		635		602		—		377

Sub-total		502,856		330,837		289,285		(33,130)		511,278

Deferred loan origination fees
Loans in Korean won		69,994		72,822		62,383		(70)		80,363
Other origination fees		6,526		3,872		2,709		(19)		7,670

Sub-total		76,520		76,694		65,092		(89)		88,033

Total	￦	426,336	￦	254,143	￦	224,193	￦	(33,041)	￦	423,245

	2014
	Beginning		Increase		Decrease		Business Combination		Others		Ending
	(In millions of Korean won)
Deferred loan origination costs
Loans in Korean won	￦	510,901	￦	402,415	￦	310,681	￦	24,656	￦	—	￦	627,291
Other origination costs		377		40,693		63,486		79,907		—		57,491

Sub-total		511,278		443,108		374,167		104,563		—		684,782

Deferred loan origination fees
Loans in Korean won		80,363		51,216		71,495		2,272		—		62,356
Other origination fees		7,670		10,526		25,564		28,645		7		21,284

Sub-total		88,033		61,742		97,059		30,917		7		83,640

Total	￦	423,245	￦	381,366	￦	277,108	￦	73,646	￦	(7)	￦	601,142

11. Allowances for Loan Losses

The changes in the allowances for loan losses for the years ended December 31, 2013 and 2014, are as follows:

	2013
	Retail		Corporate		Credit card		Total
	(In millions of Korean won)
Beginning	￦	687,851	￦	2,251,318	￦	329,490	￦	3,268,659
Written-off		(581,100)		(1,146,767)		(404,199)		(2,132,066)
Recoveries from written-off loans		126,651		147,110		141,452		415,213
Sale		(8,483)		(76,413)		435		(84,461)
Provision(1)		361,253		720,136		346,064		1,427,453
Other changes		(5,662)		(24,510)		(3,442)		(33,614)

Ending	￦	580,510	￦	1,870,874	￦	409,800	￦	2,861,184

	2014
	Retail		Corporate		Credit card		Total
	(In millions of Korean won)
Beginning	￦	580,510	￦	1,870,874	￦	409,800	￦	2,861,184
Written-off		(576,084)		(1,087,897)		(427,059)		(2,091,040)
Recoveries from written-off loans		139,131		260,574		131,046		530,751
Sale		(6,736)		(65,163)		—		(71,899)
Provision(1)		341,783		589,913		279,413		1,211,109
Business combination		58,346		24,294		—		82,640
Other changes		9		(67,443)		(3,259)		(70,693)

Ending	￦	536,959	￦	1,525,152	￦	389,941	￦	2,452,052

(1)

Provision for credit losses in statements of comprehensive income also include provision (reversal) for unused commitments and guarantees (Note 23), reversal for financial guarantees contracts (Note 23), and provision for other financial assets (Note 18).

The amounts of written-off loans, over which the Group still has a right to claim against the borrowers and guarantors due to unexpired statute of limitations, are ￦15,061,182 million and ￦16,686,972 million as of December 31, 2013 and 2014, respectively.

The coverage ratio of allowances for loan losses as of December 31, 2013 and 2014, is as follows:

	2013		2014
	(In millions of Korean won)
Loans	￦	221,862,540	￦	233,901,705
Allowances for loan losses		2,861,184		2,452,052
Ratio (%)		1.29		1.05

12. Financial assets at fair value through profit or loss and Financial investments

The details of financial assets at fair value through profit or loss and financial investments as of December 31, 2013 and 2014, are as follows:

	2013		2014
	(In millions of Korean won)
Financial assets held for trading
Debt securities:
Government and public bonds	￦	2,085,450	￦	3,067,490
Financial bonds		3,265,960		4,049,449
Corporate bonds		1,759,993		1,826,682
Asset-backed securities		510,159		318,893
Others		204,223		449,694
Equity securities:
Stocks		145,163		69,736
Beneficiary certificates		955,806		288,281
Others		40,252		51,345

Sub-total		8,967,006		10,121,570

Financial assets designated at fair value through profit or loss
Equity securities:
Beneficiary certificates		115,778		134,172
Derivative linked securities		245,958		502,168

Sub-total		361,736		636,340

Total financial assets at fair value through profit or loss	￦	9,328,742	￦	10,757,910

Available-for-sale financial assets
Debt securities:
Government and public bonds	￦	6,925,617	￦	4,702,036
Financial bonds		5,782,234		6,980,846
Corporate bonds		4,997,788		6,119,889
Asset-backed securities		1,208,241		1,211,343
Others		19,408		345,708
Equity securities:
Stocks		2,366,887		2,402,675
Equity investments and others		97,937		74,596
Beneficiary certificates		433,992		554,373

Sub-total		21,832,104		22,391,466

Held-to-maturity financial assets
Debts securities:
Government and public bonds		4,357,623		3,556,913
Financial bonds		892,509		1,262,187
Corporate bonds		7,400,085		7,277,779
Asset-backed securities		366,774		472,275

Sub-total		13,016,991		12,569,154

Total financial investments	￦	34,849,095	￦	34,960,620

The impairment losses and the reversal of impairment losses in financial investments for the years ended December 31, 2012, 2013 and 2014, are as follows:

	2012
	Impairment		Reversal		Net
	(In millions of Korean won)
Available-for-sale financial assets	￦	280,610	￦	—	￦	280,610
Held-to-maturity financial assets		154		—		154

Total	￦	280,764	￦	—	￦	280,764

	2013
	Impairment		Reversal		Net
	(In millions of Korean won)
Available-for-sale financial assets	￦	163,464	￦	—	￦	163,464
Held-to-maturity financial assets		5		—		5

Total	￦	163,469	￦	—	￦	163,469

	2014
	Impairment		Reversal		Net
	(In millions of Korean won)
Available-for-sale financial assets	￦	195,929	￦	260	￦	195,669
Held-to-maturity financial assets		—		—		—

Total	￦	195,929	￦	260	￦	195,669

13. Investments in associates

Investments in associates as of December 31, 2013 and 2014, are as follows:

	2013
	Ownership	Acquisition cost		Share of net asset amount		Carrying amount		Industry	Location
	(%)	(in millions of Korean won)
Associates
Balhae Infrastructure Fund(1)	12.61	￦	121,817	￦	124,968	￦	124,968	Investment finance	Korea
Korea Credit Bureau Co., Ltd.(1)	9.00		4,500		4,185		4,185	Credit Information	Korea
UAMCO., Ltd.(1)	17.50		85,050		139,286		150,826	Other finance	Korea
JSC Bank CenterCredit
Ordinary share(2),(3)	29.56		954,104		51,989		68,110	Banking	Kazakhstan
Preference share(2)	93.15
KoFC KBIC Frontier Champ 2010-5(PEF)	50.00		47,580		46,496		45,393	Investment finance	Korea
Semiland Co., Ltd	21.32		1,470		2,639		2,639	Manufacture	Korea
United PF 1st Recovery Private Equity Fund(1)	17.72		191,617		203,618		197,941	Other finance	Korea
CH Engineering Co., Ltd	41.73		—		64		—	Specialty construction	Korea
Shinla Construction Co., Ltd	20.24		—		—		—	Specialty construction	Korea
Kores Co., Ltd.(8)	10.39		634		1,925		1,505	Manufacture of automobile parts	Korea
KB GwS Private Securities Investment Trust	26.74		113,880		126,556		123,085	Investment finance	Korea
Incheon Bridge Co., Ltd.(1)	14.99		24,677		(429)		—	Operation of Highways and Related facilities	Korea
Ssangyong Engineering & Construction Co., Ltd.(8)	15.64		28,779		2,490		—	Office and Commercial Building Construction	Korea
KB Star office Private real estate Investment Trust No.1	21.05		20,000		20,347		19,934	Investment finance	Korea
KoFC POSCO HANHWA KB shared growth Private Equity Fund	25.00		14,025		11,620		10,329	Investment finance	Korea
NPS KBIC Private Equity Fund No. 1(1)	2.56		3,393		4,238		4,238	Investment finance	Korea
KBIC Private Equity Fund No.3(1)	2.00		2,050		2,223		2,223	Investment finance	Korea
KB-Glenwood Private Equity Fund(1)	0.03		10		10		10	Investment finance	Korea
Terra Co., Ltd	24.06		—		20		4	Manufacture of Hand-Operated Kitchen Appliances and Metal Ware	Korea

Total		￦	1,613,586	￦	742,245	￦	755,390

	2014
	Ownership	Acquisition cost		Share of net asset amount		Carrying amount		Industry	Location
	(%)	(in millions of Korean won)
Associates
Balhae Infrastructure Fund(1)	12.61	￦	122,623	￦	125,119	￦	125,119	Investment finance	Korea
Korea Credit Bureau Co., Ltd.(1)	9.00		4,500		4,222		4,222	Credit Information	Korea
UAMCO., Ltd.(1)	17.50		85,050		114,240		121,182	Other finance	Korea
JSC Bank CenterCredit
Ordinary share(2),(3)	29.56		954,104		36,763		29,279	Banking	Kazakhstan
Preference share(2)	93.15
KoFC KBIC Frontier Champ 2010-5(PEF)	50.00		31,635		26,176		23,559	Investment finance	Korea
United PF 1st Recovery Private Equity Fund(1)	17.72		191,617		203,270		198,089	Other finance	Korea
CH Engineering Co., Ltd	41.73		—		178		20	Specialty construction	Korea
Shinla Construction Co., Ltd	20.24		—		(504)		—	Specialty construction	Korea
KB GwS Private Securities Investment Trust	26.74		113,880		127,525		124,074	Investment finance	Korea
Incheon Bridge Co., Ltd.(1)	14.99		24,677		(1,716)		—	Operation of Highways and Related facilities	Korea
KB Star office Private real estate Investment Trust No.1	21.05		20,000		20,402		19,989	Investment finance	Korea
KoFC POSCO HANHWA KB shared growth Private Equity Fund	25.00		26,250		23,204		22,329	Investment finance	Korea
NPS KBIC Private Equity Fund No. 1(1)	2.56		3,393		—		—	Investment finance	Korea
KBIC Private Equity Fund No. 3(1)	2.00		2,050		2,287		2,287	Investment finance	Korea
KB-Glenwood Private Equity Fund(1)	0.03		10		10		10	Investment finance	Korea
Terra Co., Ltd	24.06		—		(99)		—	Manufacture of Hand-Operated Kitchen Appliances and Metal Ware	Korea
KB No.3 Special Purpose Acquition Company(1),(4)	0.19		20		39		39	SPAC	Korea
KB No.4 Special Purpose Acquition Company(1),(5)	0.19		30		38		38	SPAC	Korea
KB No.5 Special Purpose Acquition Company(1),(6)	0.19		10		19		19	SPAC	Korea
KB No.6 Special Purpose Acquition Company(1),(7)	0.25		40		77		77	SPAC	Korea

Total		￦	1,579,889	￦	681,250	￦	670,332

(1)

As of December 31, 2013 and 2014, the Group is represented in the governing bodies of its associates. Therefore, the Group has significant influence over the decision-making process relating to their financial and business policies.

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

(3)	Fair value of ordinary shares of JSC Bank CenterCredit, reflecting the published market price, as of December 31, 2013 and 2014, are ￦57,476 million and ￦42,945 million.
(4)	The fair value of KB No.3 Special Purpose Acquisition Company, reflecting the quoted market price as of December 31, 2014, amounts to ￦40 million.
(5)	The fair value of KB No.4 Special Purpose Acquisition Company, reflecting the quoted market price as of December 31, 2014, amounts to ￦40 million.
(6)	The fair value of KB No.5 Special Purpose Acquisition Company, reflecting the quoted market price as of December 31, 2014, amounts to ￦20 million.
(7)	The fair value of KB No.6 Special Purpose Acquisition Company, reflecting the quoted market price as of December 31, 2014, amounts to ￦84 million.
(8)

Where the Group has acquired shares of entities through debt-for-equity swaps, the Group is represented in the creditor council. Therefore, the Group has significant influence over the decision-making process relating to their financial and business policies.

Summarized financial information on associates:

	2013(1)
	Total assets		Total liabilities		Share capital		Equity		Share of net asset amount		Unrealized gains		Consolidated carrying amount
	(In millions of Korean won)
Associates
Balhae Infrastructure Fund	￦	993,571	￦	2,157	￦	993,030	￦	991,414	￦	124,968	￦	—	￦	124,968
Korea Credit Bureau Co., Ltd		63,043		16,542		10,000		46,501		4,185		—		4,185
UAMCO., Ltd		4,365,097		3,567,972		2,430		797,125		139,286		11,540		150,826
JSC Bank CenterCredit		7,083,662		6,903,416		546,794		180,246		51,989		16,121		68,110
KoFC KBIC Frontier Champ 2010-5(PEF)		93,367		375		95,160		92,992		46,496		(1,103)		45,393
Semiland Co., Ltd		20,753		14,608		1,970		6,145		2,639		—		2,639
United PF 1st Recovery Private Equity Fund		1,159,220		10,092		1,081,400		1,149,128		203,618		(5,677)		197,941
CH Engineering Co., Ltd.(2)		917		763		158		154		64		(64)		—
Kores Co., Ltd.(3)		92,937		80,914		11,099		12,023		1,925		(420)		1,505
Terra Co., Ltd.(3)		1,659		1,576		254		83		20		(16)		4
KB GwS Private Securities Investment Trust		473,946		738		425,814		473,208		126,556		(3,471)		123,085
Incheon Bridge Co., Ltd.		740,321		743,182		164,621		(2,861)		(429)		429		—
Ssangyong Engineering & Construction Co., Ltd.(3)		1,359,658		1,343,734		73,045		15,924		2,490		(2,490)		—
KB Star office Private real estate Investment Trust No.1		217,557		120,910		95,000		96,647		20,347		(413)		19,934
KoFC POSCO HANHWA KB shared growth Private Equity Fund		48,192		1,712		56,100		46,480		11,620		(1,291)		10,329
NPS KBIC Private Equity Fund No. 1		174,469		8,911		132,541		165,558		4,238		—		4,238
KBIC Private Equity Fund No. 3		111,270		79		102,500		111,191		2,223		—		2,223
KB-Glenwood Private Equity Fund		30,558		1,794		31,100		28,764		10		—		10

Total									￦	742,245	￦	13,145	￦	755,390

	2013
	Operating income		Profit (Loss)		Other comprehensive income(loss)		Total comprehensive income(loss)		Dividends
	(In millions of Korean won)
Associates
Balhae Infrastructure Fund	￦	57,754	￦	49,685	￦	—	￦	49,685	￦	6,299
Korea Credit Bureau Co., Ltd		51,571		4,909		—		4,909		—
UAMCO., Ltd		708,035		105,085		—		105,085		—
JSC Bank CenterCredit		532,768		(497,885)		(5,732)		(503,617)		3
KoFC KBIC Frontier Champ 2010-5(PEF)		3,368		(2,454)		7,064		4,610		—
Semiland Co., Ltd		11,513		649		—		649		11
United PF 1st Recovery Private Equity Fund		152,315		13,769		—		13,769		—
CH Engineering Co., Ltd.(2)		681		(102)		—		(102)		—
Kores Co., Ltd.(3)		100,769		565		2,472		3,037		—
Terra Co., Ltd.(3)		1,422		17		—		17		—
KB GwS Private Securities Investment Trust		76,201		41,247		—		41,247		8,894
Incheon Bridge Co., Ltd		77,311		(13,533)		—		(13,533)		—
Ssangyong Engineering & Construction Co., Ltd.(3)		1,724,742		(314,105)		(8,615)		(322,720)		—
KB Star office Private real estate Investment Trust No.1		16,672		8,490		—		8,490		1,751
KoFC POSCO HANHWA KB shared growth Private Equity Fund		1,685		(8,803)		1,759		(7,044)		—
NPS KBIC Private Equity Fund No. 1		10,206		9,301		(2,113)		7,188		106
KBIC Private Equity Fund No. 3		3,702		3,385		—		3,385		—
KB-Glenwood Private Equity Fund		—		(627)		—		(627)		—

(1)

The amounts included in the financial statements of the associates are adjusted to reflect adjustments made by the entity, such as fair value adjustments made at the time of acquisition and adjustments for differences in accounting policies.

(2)

As the financial statements as of December 31, 2013, were not available, the Group applied the equity method by using the financial statements as of November 30, 2013, and adjusted for the effects of significant transactions or events that occurred between the date of those financial statements and the date of the consolidated financial statements.

(3)

As the financial statements as of December 31, 2013 were not available, the Group applied the equity method by using the financial statements as of September 30, 2013, and adjusted for the effects of significant transactions or events that occurred between the date of those financial statements and the date of the consolidated financial statements.

	2014(1)
	Total assets		Total liabilities		Share capital		Equity		Share of net asset amount		Unrealized gains		Consolidated carrying amount
	(In millions of Korean won)
Associates
Balhae Infrastructure Fund	￦	994,768	￦	2,158	￦	999,430	￦	992,610	￦	125,119	￦	—	￦	125,119
Korea Credit Bureau Co., Ltd		54,717		7,806		10,000		46,911		4,222		—		4,222
UAMCO., Ltd		4,357,490		3,688,589		2,430		668,901		114,240		6,942		121,182
JSC Bank CenterCredit		6,278,391		6,156,255		546,794		122,136		36,763		(7,484)		29,279
KoFC KBIC Frontier Champ 2010-5(PEF)		52,499		148		63,270		52,351		26,176		(2,617)		23,559
United PF 1st Recovery Private Equity Fund		1,187,406		40,240		1,081,400		1,147,166		203,270		(5,181)		198,089
CH Engineering Co., Ltd.(2)		1,086		659		158		427		178		(158)		20
KB GwS Private Securities Investment Trust		477,646		738		425,814		476,908		127,525		(3,451)		124,074
Incheon Bridge Co., Ltd		727,659		739,105		164,621		(11,446)		(1,716)		1,716		—
KB Star office Private real estate Investment Trust No.1		218,250		121,341		95,000		96,909		20,402		(413)		19,989
KoFC POSCO HANHWA KB shared growth Private Equity Fund		94,731		1,917		105,000		92,814		23,204		(875)		22,329
NPS KBIC Private Equity Fund No. 1		151		146		—		5		—		—		—
KBIC Private Equity Fund No. 3		114,575		162		102,500		114,413		2,287		—		2,287
KB-Glenwood Private Equity Fund		30,558		1,804		31,100		28,754		10		—		10
KB No.3 Special Purpose Acquition Company		21,904		1,531		1,052		20,373		39		—		39
KB No.4 Special Purpose Acquition Company		22,567		2,382		1,052		20,185		38		—		38
KB No.5 Special Purpose Acquition Company		12,399		2,382		522		10,017		19		—		19
KB No.6 Special Purpose Acquition Company		34,434		3,515		1,600		30,919		77		—		77

Total									￦	681,853	￦	(11,521)	￦	670,332

	2014
	Operating income		Profit (Loss)		Other comprehensive income(loss)		Total comprehensive income(loss)		Dividends
	(In millions of Korean won)
Associates
Balhae Infrastructure Fund	￦	53,100	￦	44,616	￦	—	￦	44,616	￦	6,280
Korea Credit Bureau Co., Ltd		46,111		114		—		114		—
UAMCO., Ltd		548,990		57,438		—		57,438		35,041
JSC Bank CenterCredit		425,506		(22,973)		(26,987)		(49,960)		2
KoFC KBIC Frontier Champ 2010-5(PEF)		16,942		957		(3,249)		(2,292)		3,230
United PF 1st Recovery Private Equity Fund		105,369		(1,962)		—		(1,962)		—
CH Engineering Co., Ltd.(2)		787		251		—		251		—
KB GwS Private Securities Investment Trust		39,207		38,207		—		38,207		9,229
Incheon Bridge Co., Ltd		83,578		(8,185)		—		(8,185)		—
KB Star office Private real estate Investment Trust No.1		17,413		8,585		—		8,585		1,752
KoFC POSCO HANHWA KB shared growth Private Equity Fund		9,228		3,771		(6,337)		(2,566)		—
NPS KBIC Private Equity Fund No. 1		59,068		55,241		(53,847)		1,394		4,274
KBIC Private Equity Fund No. 3		3,539		3,222		—		3,222		—
KB-Glenwood Private Equity Fund		—		(10)		—		(10)		—
KB No.3 Special Purpose Acquition Company		—		(392)		—		(392)		—
KB No.4 Special Purpose Acquition Company		—		(313)		—		(313)		—
KB No.5 Special Purpose Acquition Company		—		(193)		—		(193)		—
KB No.6 Special Purpose Acquition Company		—		(555)		—		(555)		—

(1)

The amounts included in the financial statements of the associates are adjusted to reflect adjustments made by the entity, such as fair value adjustments made at the time of acquisition and adjustments for differences in accounting policies.

(2)

As the financial statements as of December 31, 2014, were not available, the Group applied the equity method by using the financial statements as of November 30, 2014, and adjusted for the effects of significant transactions or events that occurred between the date of those financial statements and the date of the consolidated financial statements.

As Shinla Construction Co., Ltd. is capital deficient as of December 31, 2014, its reliable financial information was not available. Therefore, financial information of this associate is not included in the summarized financial information.

The changes in investments in associates for the years ended December 31, 2013 and 2014, are as follows:

	2013
	Beginning		Acquisition		Disposal		Dividends		Gains (losses)		Other compre- hensive income		Impairment		Others		Ending
	(In millions of Korean won)
Associates
Balhae Infrastructure Fund	￦	125,004	￦	—	￦	—	￦	(6,299)	￦	6,263	￦	—	￦	—	￦	—	￦	124,968
Korea Credit Bureau Co., Ltd		3,790		—		—		—		395		—		—		—		4,185
UAMCO., Ltd		139,760		—		—		—		11,066		—		—		—		150,826
JSC Bank CenterCredit		281,889		—		—		(3)		(204,312)		(9,464)		—		—		68,110
KoFC KBIC Frontier Champ 2010-5(PEF)		25,539		15,565		(135)		—		4,227		197		—		—		45,393
KB Global Star Game & Apps SPAC		48		—		—		—		1		—		—		(49)		—
Semiland Co., Ltd		2,513		—		—		(11)		137		—		—		—		2,639
Serit Platform Co., Ltd.		1,517		—		(1,518)		—		1		—		—		—		—
Sehwa Electronics Co., Ltd		2,955		—		(1,577)		—		(360)		(71)		—		(947)		—
Testian Co., Ltd		1,041		—		(260)		—		(587)		—		—		(194)		—
United PF 1st Recovery Private Equity Fund		195,425		—		—		—		2,516		—		—		—		197,941
Kores Co., Ltd		1,384		—		—		—		91		450		(420)		—		1,505
KB GwS Private Securities Investment Trust		120,939		—		—		(8,894)		11,040		—		—		—		123,085
Incheon Bridge Co., Ltd		1,630		—		—		—		(1,630)		—		—		—		—
Ssangyong Engineering & Construction Co., Ltd.(1)		—		28,779		—		—		(8,200)		(1,176)		(19,403)		—		—
KB Star office Private real estate Investment Trust No.1		19,898		—		—		(1,751)		1,787		—		—		—		19,934
KoFC POSCO HANHWA KB shared growth Private Equity Fund		4,983		7,775		—		—		(2,703)		274		—		—		10,329
NPS KBIC Private Equity Fund No. 1		4,160		—		—		(106)		238		(54)		—		—		4,238
KBIC Private Equity Fund No. 3		2,156		—		—		—		67		—		—		—		2,223
KB-Glenwood Private Equity Fund		10		—		—		—		—		—		—		—		10
Terra Co., Ltd		—		—		—		—		4		—		—		—		4

Total	￦	934,641	￦	52,119	￦	(3,490)	￦	(17,064)	￦	(179,959)	￦	(9,844)	￦	(19,823)	￦	(1,190)	￦	755,390

	2014
	Beginning		Acquisition		Disposal		Dividends		Gains (losses)		Other compre- hensive income		Impairment		Others		Ending
	(In millions of Korean won)
Associates
Balhae Infrastructure Fund	￦	124,968	￦	807	￦	—	￦	(6,280)	￦	5,624	￦	—	￦	—	￦	—	￦	125,119
Korea Credit Bureau Co., Ltd		4,185		—		—		—		37		—		—		—		4,222
UAMCO., Ltd		150,826		—		—		(35,041)		5,397		—		—		—		121,182
JSC Bank CenterCredit		68,110		—		—		(2)		(6,278)		(32,551)		—		—		29,279
KoFC KBIC Frontier Champ 2010-5(PEF)		45,393		50		(15,995)		(3,230)		(5,877)		3,586		(368)		—		23,559
Semiland Co., Ltd		2,639		—		(1,638)		(11)		104		—		—		(1,094)		—
United PF 1st Recovery Private Equity Fund		197,941		—		—		—		148		—		—		—		198,089
CH Engineering Co., Ltd		—		—		—		—		20		—		—		—		20
Kores Co., Ltd		1,505		—		—		—		—		—		—		(1,505)		—
KB GwS Private Securities Investment Trust		123,085		—		—		(9,229)		10,218		—		—		—		124,074
KB Star office Private real estate Investment Trust No.1		19,934		—		—		(1,752)		1,807		—		—		—		19,989
KoFC POSCO HANHWA KB shared growth Private Equity Fund		10,329		12,225		—		—		1,880		(2,105)		—		—		22,329
NPS KBIC Private Equity Fund No. 1		4,238		—		—		(4,274)		1,414		(1,378)		—		—		—
KBIC Private Equity Fund No. 3		2,223		—		—		—		64		—		—		—		2,287
KB-Glenwood Private Equity Fund		10		—		—		—		—		—		—		—		10
Terra Co., Ltd		4		—		—		—		(4)		—		—		—		—
KB No.2 Special Purpose Acquition Company		—		15		—		—		—		—		—		(15)		—
KB No.3 Special Purpose Acquition Company		—		20		—		—		19		—		—		—		39
KB No.4 Special Purpose Acquition Company		—		4,483		(4,453)		—		8		—		—		—		38
KB No.5 Special Purpose Acquition Company		—		10		—		—		9		—		—		—		19
KB No.6 Special Purpose Acquition Company		—		40		—		—		37		—		—		—		77

Total	￦	755,390	￦	17,650	￦	(22,086)	￦	(59,819)	￦	14,627	￦	(32,448)	￦	(368)	￦	(2,614)	￦	670,332

(1)	Impairment recognized on reorganization proceedings filed on December 30, 2013.

Accumulated unrecognized share of losses in investments in associates due to discontinuation of applying the equity method as of December 31, 2013 and 2014, follows:

	2013
	Unrecognized loss		Unrecognized change in equity
	(In millions of Korean won)
Incheon Bridge Co., Ltd	￦	429	￦	429
CH Engineering Co., Ltd		43		94
Shinla Construction Co., Ltd		41		101

	2014
	Unrecognized loss		Unrecognized change in equity
	(In millions of Korean won)
Incheon Bridge Co., Ltd	￦	1,287	￦	1,716
Shinla Construction Co., Ltd		34		134
Terra Co., Ltd		115		115

14. Property and Equipment, and Investment Property

The details of property and equipment as of December 31, 2013 and 2014, are as follows:

	2013
	Acquisition cost		Accumulated depreciation		Accumulated impairment losses		Carrying amount
	(In millions of Korean won)
Land	￦	1,991,831	￦	—	￦	—	￦	1,991,831
Buildings		1,219,806		(353,140)		(2,117)		864,549
Leasehold improvements		567,231		(511,207)		—		56,024
Equipment and vehicles		1,642,796		(1,503,257)		—		139,539
Financial lease assets		66,641		(57,741)		—		8,900

Total	￦	5,488,305	￦	(2,425,345)	￦	(2,117)	￦	3,060,843

	2014
	Acquisition cost		Accumulated depreciation		Accumulated impairment losses		Carrying amount
	(In millions of Korean won)
Land	￦	1,970,010	￦	—	￦	—	￦	1,970,010
Buildings		1,231,645		(373,306)		(2,117)		856,222
Leasehold improvements		602,438		(549,942)		—		52,496
Equipment and vehicles		1,725,901		(1,561,480)		—		164,421
Construction in-progress		7,946		—		—		7,946
Financial lease assets		32,965		(1,075)		—		31,890

Total	￦	5,570,905	￦	(2,485,803)	￦	(2,117)	￦	3,082,985

The changes in property and equipment for the years ended December 31, 2013 and 2014, are as follows:

	2013
	Beginning		Acquisition		Transfers(1)		Disposal		Depreciation(2)		Business Combination		Others		Ending
	(In millions of Korean won)
Land	￦	2,012,265	￦	1,405	￦	(21,551)	￦	(214)	￦	—	￦	—	￦	(74)	￦	1,991,831
Buildings		879,878		3,234		11,056		(281)		(29,094)		—		(244)		864,549
Leasehold improvement		55,658		2,687		32,702		(332)		(46,057)		299		11,067		56,024
Equipment and vehicles		141,932		94,875		—		(434)		(97,119)		247		38		139,539
Construction in-progress		893		51,268		(52,161)		—		—		—		—		—
Financial lease assets		9,767		10,734		—		—		(11,601)		—		—		8,900

Total	￦	3,100,393	￦	164,203	￦	(29,954)	￦	(1,261)	￦	(183,871)	￦	546	￦	10,787	￦	3,060,843

	2014
	Beginning		Acquisition		Transfers(1)		Disposal		Depreciation(2)		Business Combination		Others		Ending
	(In millions of Korean won)
Land	￦	1,991,831	￦	11,371	￦	(37,017)	￦	—	￦	—	￦	3,850	￦	(25)	￦	1,970,010
Buildings		864,549		12,884		2,044		—		(29,335)		6,159		(79)		856,222
Leasehold improvement		56,024		3,854		30,420		(605)		(40,570)		791		2,582		52,496
Equipment and vehicles		139,539		110,269		1,947		(333)		(90,200)		2,285		914		164,421
Construction in-progress		—		63,629		(55,683)		—		—		—		—		7,946
Financial lease assets		8,900		40,873		(1,947)		—		(15,936)		—		—		31,890

Total	￦	3,060,843	￦	242,880	￦	(60,236)	￦	(938)	￦	(176,041)	￦	13,085	￦	3,392	￦	3,082,985

(1)	Including transfers with investment property and assets held for sale.
(2)	Including depreciation cost ￦71 million and ￦82 million recorded in other operating expenses in the statements of comprehensive income for the years ended December 31, 2013 and 2014, respectively.

The changes in accumulated impairment losses of property and equipment for the years ended December 31, 2013 and 2014, are as follows:

2013
Beginning		Impairment		Reversal		Others		Ending
(In millions of Korean won)
￦	(3,242)	￦	—	￦	—	￦	1,125	￦ (2,117)

2014
Beginning		Impairment		Reversal		Others		Ending
(In millions of Korean won)
￦	(2,117)	￦	—	￦	—	￦	—	￦	(2,117)

The details of investment property as of December 31, 2013 and 2014, are as follows:

	2013
	Acquisition cost		Accumulated depreciation		Carrying amount
	(In millions of Korean won)
Land	￦	94,708	￦	—	￦	94,708
Buildings		78,526		(6,975)		71,551

Total	￦	173,234	￦	(6,975)	￦	166,259

	2014
	Acquisition cost		Accumulated depreciation		Accumulated impairment losses		Carrying amount
	(In millions of Korean won)
Land	￦	229,437	￦	—	￦	(738)	￦	228,699
Buildings		157,885		(9,040)		—		148,845

Total	￦	387,322	￦	(9,040)	￦	(738)	￦	377,544

The valuation technique and input variables that are used to measure the fair value of investment property as of December 31, 2014, are as follows:

	2014
	Fair value		Valuation technique	Inputs
	(In millions of Korean won)
Land and buildings	￦	379,812	Cost Approach Method	- Price per square meter - Replacement cost

As of December 31, 2013 and 2014, fair values of the investment properties amount to ￦189,534 million and ￦379,812 million, respectively. The investment properties were measured by qualified independent appraisers with experience in valuing similar properties in the same area. In addition, per the fair value hierarchy on Note 6.1, the fair value hierarchy of all investment properties has been categorized and classified as Level 3.

Rental income from the above investment properties for the years ended December 31, 2013 and 2014, amounts to ￦4,889 million and ￦7,107 million, respectively.

The changes in investment property for the years ended December 31, 2013 and 2014, are as follows:

	2013
	Beginning		Acquisition		Transfers		Depreciation		Ending
	(In millions of Korean won)
Land	￦	38,653	￦	56,055	￦	—	￦	—	￦	94,708
Buildings		14,321		58,554		257		(1,581)		71,551

Total	￦	52,974	￦	114,609	￦	257	￦	(1,581)	￦	166,259

			2014
	Beginning		Acquisition		Transfers		Depreciation		Business combination		Ending
	(In millions of Korean won)
Land	￦	94,708	￦	132,924	￦	(262)	￦	—	￦	1,329	￦	228,699
Buildings		71,551		79,071		288		(2,065)		—		148,845

Total	￦	166,259	￦	211,995	￦	26	￦	(2,065)	￦	1,329	￦	377,544

Property and equipment insured as of December 31, 2013 and 2014, are as follows:

		Insurance coverage				Insurance company
Type	Assets insured	2013		2014
		(In millions of Korean won)
General property insurance	Buildings(1)	￦	1,027,420	￦	1,134,840	Samsung Fire & Marine Insurance Co., Ltd. and others
	Leasehold improvements		121,188		142,163
	Equipment and vehicles and others		139,544		164,106

Total		￦	1,288,152	￦	1,441,109

(1)	Buildings include office buildings, investment properties and assets held for sale.

15. Intangible Assets

The details of intangible assets as of December 31, 2013 and 2014, are as follows:

	2013
	Acquisition cost		Accumulated amortization		Accumulated impairment losses		Carrying amount
	(In millions of Korean won)
Goodwill	￦	252,098	￦	—	￦	(46,533)	￦	205,565
Other intangible assets		851,406		(590,550)		(23,217)		237,639

Total	￦	1,103,504	￦	(590,550)	￦	(69,750)	￦	443,204

	2014
	Acquisition cost		Accumulated amortization		Accumulated impairment losses		Carrying amount
	(In millions of Korean won)
Goodwill	￦	331,707	￦	—	￦	(69,315)	￦	262,392
Other intangible assets		900,951		(649,723)		(24,698)		226,530

Total	￦	1,232,658	￦	(649,723)	￦	(94,013)	￦	488,922

The details of goodwill as of December 31, 2013 and 2014, are as follows:

	2013				2014
	Acquisition cost		Carrying amount		Acquisition cost		Carrying amount
	(In millions of Korean won)
Housing & Commercial Bank	￦	65,288	￦	65,288	￦	65,288	￦	65,288
KB Cambodia Bank		1,202		1,202		1,202		1,202
KB Investment Securities		70,265		58,889		70,265		58,889
KB Capital Co., Ltd		—		—		79,609		79,609
KB Savings Bank Co., Ltd		108,000		72,843		115,343		57,404
Yehansoul Savings Bank Co., Ltd		7,343		7,343		—		—

Total	￦	252,098	￦	205,565	￦	331,707	￦	262,392

The changes in accumulated impairment losses of goodwill for the years ended December 31, 2013 and 2014, are as follows:

2013
Beginning		Impairment		Others		Ending
(In millions of Korean won)
￦	35,157	￦	11,376	￦	—	￦	46,533

2014
Beginning		Impairment		Others		Ending
(In millions of Korean won)
￦	46,533	￦	22,782	￦	—	￦	69,315

The details of allocating goodwill to cash-generating units and related information for impairment testing as of December 31, 2014, are as follows:

	Housing & Commercial Bank
	Retail Banking		Corporate Banking		KB Cambodia Bank		KB Investment Securities		KB Capital Co., Ltd.		KB Savings Bank Co., Ltd. and Yehansoul Savings Bank Co., Ltd.		Total
	(In millions of Korean won)
Carrying amounts	￦	49,315	￦	15,973	￦	1,202	￦	58,889	￦	79,609	￦	57,404	￦	262,392
Recoverable amount exceeded carrying amount		1,090,789		1,058,505		735		38,772		210,379		—		2,399,180
Discount rate (%)		17.13		17.49		33.45		16.53		13.67		17.01
Permanent growth rate (%)		2.00		2.00		2.00		2.00		2.00		2.00

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

The recoverable amount of a cash-generating unit is measured at the higher of its fair value less costs to sell and its value in use. The fair value less costs to sell is the amount obtainable from the sale in an arm’s length transaction between knowledgeable, willing parties, less the costs of disposal. If it is difficult to measure the amount obtainable from the sale, the Group measures the fair value less costs to sell by reflecting the characteristics of the measured cash-generating unit. If it is not possible to obtain reliable information to measure the fair value less costs to sell, the Group uses the asset’s value in use as its recoverable amount. Value in use is the present value of the future cash flows expected to be derived from an asset or cash-generating unit. The projections of the future cash flows are based on the most recent financial budget approved by management and generally cover a period of five years. The future cash flows after projection period are estimated on the assumption that the future cash flows will increase 2.0% for every year. The key assumptions used for the estimation of the future cash flows are the market size and the Group’s market share. The discount rate is a pre-tax rate that reflects assumptions regarding risk-free interest rate, market risk premium and the risks specific to the asset for which the future cash flow estimates have not been adjusted.

The details of intangible assets, excluding goodwill, as of December 31, 2013 and 2014, are as follows:

	2013
	Acquisition cost		Accumulated amortization		Accumulated impairment losses		Carrying amount
	(In millions of Korean won)
Industrial property rights	￦	1,405	￦	(936)	￦	—	￦	469
Software		614,124		(500,327)		—		113,797
Other intangible assets		206,427		(67,892)		(23,217)		115,318
Finance leases assets		29,450		(21,395)		—		8,055

Total	￦	851,406	￦	(590,550)	￦	(23,217)	￦	237,639

	2014
	Acquisition cost		Accumulated amortization		Accumulated impairment losses		Carrying amount
	(In millions of Korean won)
Industrial property rights	￦	1,470	￦	(1,079)	￦	—	￦	391
Software		644,485		(564,887)		—		79,598
Other intangible assets		213,927		(83,190)		(24,698)		106,039
Finance leases assets		41,069		(567)		—		40,502

Total	￦	900,951	￦	(649,723)	￦	(24,698)	￦	226,530

The changes in intangible assets, excluding goodwill, for the years ended December 31, 2013 and 2014, are as follows:

	2013
	Beginning		Acquisition		Disposal		Amortization(1)		Business combination		Others		Ending
	(In millions of Korean won)
Industrial property rights	￦	418	￦	190	￦	—	￦	(137)	￦	—	￦	(2)	￦	469
Software		168,032		33,649		—		(87,078)		—		(806)		113,797
Other intangible assets(2)		107,994		34,252		(5,177)		(9,122)		38		(12,667)		115,318
Finance leases assets		7,089		6,036		—		(5,070)		—		—		8,055

Total	￦	283,533	￦	74,127	￦	(5,177)	￦	(101,407)	￦	38	￦	(13,475)	￦	237,639

	2014
	Beginning		Acquisition		Disposal		Transfer		Amortization(1)		Business combination		Others		Ending
	(In millions of Korean won)
Industrial property rights	￦	469	￦	74	￦	—	￦	—	￦	(151)	￦	—	￦	(1)	￦	391
Software		113,797		24,516		—		4,528		(62,805)		364		(802)		79,598
Other intangible assets(2)		115,318		6,165		(4,455)		—		(11,805)		2,050		(1,234)		106,039
Finance leases assets		8,055		45,305		—		(4,528)		(8,330)		—		—		40,502

Total	￦	237,639	￦	76,060	￦	(4,455)	￦	—	￦	(83,091)	￦	2,414	￦	(2,037)	￦	226,530

(1)	Including ￦31 million and ￦59 million recorded in other operating expenses in the statements of comprehensive income for the years ended December 31, 2013 and 2014.
(2)	Membership rights of other intangible assets with indefinite useful lives recognized impairment losses because their recoverable amount is lower than their carrying amount.

The changes in accumulated impairment losses on intangible assets, excluding goodwill, for the years ended December 31, 2013 and 2014, are as follows:

	2013
	Beginning	Impairment	Reversal		Disposal and others		Ending
	(In millions of Korean won)
Accumulated impairment losses on intangible assets	￦ (17,845)	￦ (5,763)	￦	24	￦	367	￦ (23,217)

	2014
	Beginning	Impairment	Reversal		Disposal and others	Ending
	(In millions of Korean won)
Accumulated impairment losses on intangible assets	￦ (23,217)	￦ (1,888)	￦	411	￦ (4)	￦ (24,698)

16. Deferred income tax assets and liabilities

The details of deferred income tax assets and liabilities as of December 31, 2013 and 2014, are as follows:

	2013
	Assets		Liabilities		Net amount
	(In millions of Korean won)
Other provisions	￦	113,685	￦	—	￦	113,685
Allowances for loan losses		171		(2,118)		(1,947)
Impairment losses on property and equipment		2,873		—		2,873
Interest on equity index-linked deposits		340		—		340
Share-based payments		8,512		—		8,512
Provisions for guarantees		50,463		—		50,463
Losses(gains) from valuation on derivative financial instruments		1,045		(15,119)		(14,074)
Present value discount		2,554		(6,812)		(4,258)
Losses(gains) from fair value hedged item		16,670		(111)		16,559
Accrued interest		—		(79,656)		(79,656)
Deferred loan origination fees and costs		13,263		(97,532)		(84,269)
Gains from revaluation		—		(276,057)		(276,057)
Investments in subsidiaries and others		74,324		(63,407)		10,917
Derivative linked securities		265,477		(264,024)		1,453
Others		546,499		(337,434)		209,065

Sub-total		1,095,876		(1,142,270)		(46,394)
Offsetting of deferred income tax assets and liabilities		(1,080,454)		1,080,454		—

Total	￦	15,422	￦	(61,816)	￦	(46,394)

	2014
	Assets		Liabilities		Net amount
	(In millions of Korean won)
Other provisions	￦	99,369	￦	—	￦	99,369
Allowances for loan losses		2,416		(1,900)		516
Impairment losses on property and equipment		5,590		(358)		5,232
Interest on equity index-linked deposits		183		—		183
Share-based payments		8,134		—		8,134
Provisions for guarantees		50,115		—		50,115
Losses(gains) from valuation on derivative financial instruments		3,714		(52,714)		(49,000)
Present value discount		8,078		(10,694)		(2,616)
Losses(gains) from fair value hedged item		12,834		—		12,834
Accrued interest		—		(79,385)		(79,385)
Deferred loan origination fees and costs		9,265		(132,815)		(123,550)
Gains from revaluation		—		(274,947)		(274,947)
Investments in subsidiaries and others		12,635		(74,504)		(61,869)
Derivative linked securities		336,025		(338,587)		(2,562)
Others		703,497		(363,600)		339,897

Sub-total		1,251,855		(1,329,504)		(77,649)
Offsetting of deferred income tax assets and liabilities		(1,236,293)		1,236,293		—

Total	￦	15,562	￦	(93,211)	￦	(77,649)

Unrecognized deferred income tax assets

No deferred income tax assets have been recognized for the deductible temporary difference of ￦563,040 million associated with investments in subsidiaries and others as of December 31, 2014, because it is not probable that the temporary differences will be reversed in the foreseeable future.

No deferred income tax assets have been recognized for deductible temporary differences of ￦199 million, ￦80,204million and ￦172,199million associated with loss on other provisions, SPE repurchase and others, respectively, as of December 31, 2014, due to the uncertainty that these will be realized in the future.

Unrecognized deferred income tax liabilities

No deferred income tax liabilities have been recognized for the taxable temporary difference of ￦27,367 million associated with investment in subsidiaries and associates as of December 31, 2014, due to the following reasons:

•	The Group is able to control the timing of the reversal of the temporary difference.

•	It is probable that the temporary difference will not be reversed in the foreseeable future.

No deferred income tax liabilities have been recognized as of December 31, 2014, for the taxable temporary difference of ￦65,288 million arising from the initial recognition of goodwill from the merger of Housing and Commercial Bank.

The changes in cumulative temporary differences for the years ended December 31, 2013 and 2014, are as follows:

	2013
	Beginning		Decrease		Increase		Ending
	(In millions of Korean won)
Deductible temporary differences
Losses(gains) from fair value hedged item	￦	127,281	￦	127,281	￦	68,884	￦	68,884
Other provisions		576,999		553,376		446,706		470,329
Allowances for loan losses		4,727		4,221		199		705
Impairment losses on property and equipment		8,723		8,723		11,873		11,873
Deferred loan origination fees and costs		36,136		35,720		54,200		54,616
Interest on equity index-linked deposits		2,985		2,985		1,407		1,407
Share-based payments		25,591		25,591		35,174		35,174
Provisions for guarantees		208,255		208,255		208,524		208,524
Gains(losses) from valuation on derivative financial instruments		6,581		6,581		4,319		4,319
Present value discount		9,655		9,658		10,558		10,555
Loss on SPE repurchase		80,204		—		—		80,204
Investments in subsidiaries and others		2,687,622		2,099,827		302,836		890,631
Derivative linked securities		667,942		667,942		1,097,012		1,097,012
Others		2,004,536		947,787		1,300,751		2,357,500

Sub-total		6,447,237	￦	4,697,947	￦	3,542,443		5,291,733

Unrecognized deferred income tax assets:
Share-based payments		10						—
Other provisions		817						250
Loss on SPE repurchase		80,204						80,204
Investments in subsidiaries and others		2,492,775						603,097
Others		87,342						94,786

Total		3,786,089						4,513,396
Tax rate (%)		24.2						24.2

Total deferred income tax assets from deductible temporary difference	￦	919,214					￦	1,095,876

Taxable temporary differences
Losses(gains) from fair value hedged item	￦	—	￦	—	￦	(502)	￦	(502)
Accrued interest		(339,126)		(220,320)		(217,970)		(336,776)
Allowances for loans losses		(10,654)		(1,902)		—		(8,752)
Deferred loan origination fees and costs		(389,017)		(389,017)		(403,026)		(403,026)
Gains(losses) from valuation on derivative financial instruments		(163,225)		(162,935)		(62,287)		(62,577)
Present value discount		(32,185)		(1,221)		—		(30,964)
Goodwill		(65,288)		—		—		(65,288)
Gains on revaluation		(1,142,234)		(1,504)		—		(1,140,730)
Investments in subsidiaries and others		(5,959,490)		(5,644,900)		(53,127)		(367,717)
Derivative linked securities		(661,700)		(661,700)		(1,091,009)		(1,091,009)
Others		(1,307,717)		(581,961)		(660,956)		(1,386,712)

Sub-total		(10,070,636)	￦	(7,665,460)	￦	(2,488,877)		(4,894,053)

Unrecognized deferred income tax assets:
Goodwill		(65,288)						(65,288)
Investments in subsidiaries and others		(83,745)						(118,749)

Total		(9,921,603)						(4,710,016)
Tax rate (%)		24.2						24.2

Total deferred income tax assets from deductible temporary differences	￦	(1,055,085)					￦	(1,142,270)

	2014
	Beginning		Decrease		Increase		Ending
	(In millions of Korean won)
Deductible temporary differences
Losses(gains) from fair value hedged item	￦	68,884	￦	68,884	￦	53,033	￦	53,033
Other provisions		470,329		445,632		386,116		410,813
Allowances for loan losses		705		292		5,720		6,133
Impairment losses on property and equipment		11,873		11,873		22,363		22,363
Deferred loan origination fees and costs		54,616		54,772		37,529		37,373
Interest on equity index-linked deposits		1,407		1,325		676		758
Share-based payments		35,174		35,174		33,613		33,613
Provisions for guarantees		208,524		208,524		225,414		225,414
Gains(losses) from valuation on derivative financial instruments		4,319		4,319		15,171		15,171
Present value discount		10,555		10,555		11,762		11,762
Loss on SPE repurchase		80,204		—		—		80,204
Investments in subsidiaries and others		890,631		310,123		18,691		599,199
Derivative linked securities		1,097,012		1,097,012		1,388,534		1,388,534
Others		2,357,500		1,349,309		2,099,534		3,107,725

Sub-total		5,291,733	￦	3,597,794	￦	4,298,156		5,992,095

Unrecognized deferred income tax assets:
Share-based payments		—						—
Other provisions		250						199
Loss on SPE repurchase		80,204						80,204
Investments in subsidiaries and others		603,097						563,040
Others		94,786						172,199

Total		4,513,396						5,176,453
Tax rate (%)		24.2						24.2

Total deferred income tax assets from deductible temporary differences	￦	1,095,876					￦	1,251,855

Taxable temporary differences
Losses(gains) from fair value hedged item	￦	(502)	￦	(502)	￦	—	￦	—
Accrued interest		(336,776)		(220,808)		(213,071)		(329,039)
Allowances for loans losses		(8,752)		(902)		—		(7,850)
Deferred loan origination fees and costs		(403,026)		(403,026)		(548,978)		(548,978)
Gains(losses) from valuation on derivative financial instruments		(62,577)		(61,187)		(216,436)		(217,826)
Present value discount		(30,964)		—		(13,226)		(44,190)
Goodwill		(65,288)		—		—		(65,288)
Gains on revaluation		(1,140,730)		(4,587)		—		(1,136,143)
Investments in subsidiaries and others		(367,717)		(60,223)		(15,199)		(322,693)
Derivative linked securities		(1,091,009)		(1,091,009)		(1,399,118)		(1,399,118)
Others		(1,386,712)		(562,646)		(677,763)		(1,501,829)

Sub-total		(4,894,053)	￦	(2,404,890)	￦	(3,083,791)		(5,572,954)

Unrecognized deferred income tax assets:
Goodwill		(65,288)						(65,288)
Investments in subsidiaries and others		(118,749)						(27,367)

Total		(4,710,016)						(5,480,299)
Tax rate (%)		24.2						24.2

Total deferred income tax assets from deductible temporary differences	￦	(1,142,270)					￦	(1,329,504)

17. Assets held for sale

The details of assets held for sale as of December 31, 2013 and 2014, are as follows:

	2013
	Acquisition cost(1)		Accumulated impairment		Carrying amount		Fair value less costs to sell
	(In millions of Korean won)
Land	￦	21,380	￦	(5,109)	￦	16,271	￦	16,271
Buildings		39,777		(18,330)		21,447		21,447

Total	￦	61,157	￦	(23,439)	￦	37,718	￦	37,718

	2014
	Acquisition cost(1)		Accumulated impairment		Carrying amount		Fair value less costs to sell
	(In millions of Korean won)
Land	￦	47,418	￦	(9,442)	￦	37,976	￦	40,530
Buildings		57,005		(24,624)		32,381		33,752

Total	￦	104,423	￦	(34,066)	￦	70,357	￦	74,282

(1)	Acquisition cost of buildings held for sale is net of accumulated depreciation.

The valuation technique and input variables that are used to measure the fair value of assets held for sale as of December 31, 2014, are as follows:

	2014
	Fair value		Valuation technique(1)	Unobservable input(2)	Range of unobservable inputs (%)	Relationship of unobservable inputs to fair value
(In millions of Korean won)
	￦	57,982	Market comparison approach model	Adjustment index	0.17~2.00	Fair value increases as the adjustment index rises.

				Adjustment ratio	-20.00~0.00	Fair value decreases as the absolute value of adjustment index rises.

Land and buildings		16,323	Market comparison approach model	Unit price per area of exclusive possession, Time point adjustment, Individual factor and others	Unit price per area of exclusive possession: About ￦4.9 million Time point adjustment: 0.9987 Individual factor: 0.85	Fair value increases as the unit price per area of exclusive possess and others rise.

Total	￦	74,305

(1)	The Group adjusted the appraisal value by the adjustment ratio in the event the public sale is unsuccessful.
(2)	Adjustment index is calculated using the real estate index or the producer price index, or land price volatility.

The fair values of assets held for sale were measured by qualified independent appraisers with experience in valuing similar properties in the same area. In addition, per the fair value hierarchy on Note 6.1, the fair value hierarchy of all investment properties has been categorized and classified as Level 3.

The changes in accumulated impairment losses of assets held for sale for the years ended December 31, 2013 and 2014, are as follows:

2013
Beginning		Provision	Reversal		Others		Ending
(In millions of Korean won)
￦	(5,759)	￦ (22,365)	￦	—	￦	4,685	￦ (23,439)

2014
Beginning		Provision	Reversal		Others		Ending
(In millions of Korean won)
￦	(23,439)	￦ (16,592)	￦	—	￦	5,965	￦ (34,066)

As of December 31, 2014, buildings and land classified as assets held for sale consist of 15 pieces of real estate of closed branches and KB Wellyan Private Equity Real Estate Fund No. 6 and 7, which were acquired from the litigation of KB Asset Management Co., Ltd. The management of the Group decided to sell the assets, and accordingly, the assets were classified as assets held for sale. As of December 31, 2014, three assets out of above assets held for sale are under negotiation for sale and the remaining assets are also being actively marketed.

18. Other Assets

The details of other assets as of December 31, 2013 and 2014, are as follows:

	2013		2014
	(In millions of Korean won)
Other financial assets
Other receivables	￦	3,494,745	￦	3,185,783
Accrued income		1,018,907		1,166,555
Guarantee deposits		1,395,359		1,339,572
Domestic exchange settlement debits		735,807		2,096,804
Others		188,540		119,733
Allowances for loan losses		(580,651)		(347,918)
Present value discount		(1,028)		(898)

Sub-total		6,251,679		7,559,631

Other non-financial assets
Other receivables		663		1,469
Prepaid expenses(1)		379,854		327,633
Guarantee deposits		3,941		4,081
Insurance assets		157,154		127,493
Separate account assets		696,909		689,701
Others		76,798		96,759
Allowances on other asset		(16,402)		(23,294)

Sub-total		1,298,917		1,223,842

Total	￦	7,550,596	￦	8,783,473

(1)	Prepaid income tax expenses amounting to ￦17,467 million for KB Life Insurance Co., Ltd as of December 31, 2013 were reclassified from other assets into deferred income tax assets.

The changes in allowances for loan losses on other assets for the years ended December 31, 2013 and 2014, are as follows:

	2013
	Other financial assets		Other non-financial assets		Total
	(In millions of Korean won)
Beginning	￦	590,110	￦	7,988	￦	598,098
Written-off		(37,382)		(6,715)		(44,097)
Provision		29,229		15,129		44,358
Others		(1,306)		—		(1,306)

Ending	￦	580,651	￦	16,402	￦	597,053

	2014
	Other financial assets		Other non-financial assets		Total
	(In millions of Korean won)
Beginning	￦	580,651	￦	16,402	￦	597,053
Written-off		(293,614)		(2,436)		(296,050)
Provision		38,091		3,930		42,021
Business combination		1,085		—		1,085
Others		21,705		5,398		27,103

Ending	￦	347,918	￦	23,294	￦	371,212

19. Financial liabilities at fair value through profit or loss

The details of financial liabilities at fair value through profit or loss as of December 31, 2013 and 2014, are as follows:

	2013		2014
	(In millions of Korean won)
Financial liabilities held for trading
Securities sold	￦	196,570	￦	784,892
Other		40,067		51,650

Sub-total		236,637		836,542

Financial liabilities designated at fair value through profit or loss
Derivative linked securities		878,565		982,426

Sub-total		878,565		982,426

Total financial liabilities at fair value through profit or loss	￦	1,115,202	￦	1,818,968

The details of credit risk of financial liabilities designated at fair value through profit or loss as of December 31, 2013 and 2014, are as follows:

	2013		2014
	(In millions of Korean won)
Financial liabilities designated at fair value through profit or loss	￦	878,565	￦	982,426
Changes in fair value resulting from changes in the credit risk		(4,032)		(4,848)
Accumulated changes in fair value resulting from changes in the credit risk		(9,662)		(14,510)

20. Deposits

The details of deposits as of December 31, 2013 and 2014, are as follows:

	2013		2014
	(In millions of Korean won)
Demand deposits
Demand deposits in Korean won
Checking deposits	￦	122,296	￦	183,748
Household checking deposits		467,229		495,268
Special deposits		2,706,609		3,018,524
Ordinary deposits		24,533,701		28,049,893
Public fund deposits		75,127		81,899
Treasury deposits		5,148		5,012
General savings deposits		28,077,274		30,195,868
Corporate savings deposits		10,715,746		13,549,740
Nonresident’s deposit in Korean won		32,355		53,079
Nonresident’s free deposit in Korean won		15,001		16,761
Others		163,262		186,055

Sub-total		66,913,748		75,835,847

Demand deposits in foreign currencies
Checking deposits		251,072		114,531
Ordinary deposits		2,461,685		2,808,835
Special deposits		5,325		1,678
Others		14,142		94,019

Sub-total		2,732,224		3,019,063

Total demand deposits		69,645,972		78,854,910

Time deposits
Time deposits in Korean won
Time deposits		108,216,861		110,822,758
Installment savings deposits		11,097,205		10,133,900
Good-sum formation savings		425,090		846,172
Nonresident’s deposit in Korean won		186,966		137,578
Workers’ savings for housing		1,543		1,488
Nonresident’s free deposit in Korean won		41,085		26,361
Long-term housing savings deposits		2,061,129		1,429,659
Long-term savings for households		190		163
Preferential savings deposits for workers		245		143
Mutual installment deposits		1,478,299		1,265,869
Mutual installment for housing		853,392		755,764
Trust deposits		3,093,949		3,207,318
Fair value adjustments on valuation of fair value hedged items (current period portion)		—		(958)

Sub-total		127,455,954		128,626,215

Time deposits in foreign currencies
Time deposits		2,082,865		2,456,599
Installment savings deposits		4,035		3,053
Others		68,960		25,297

Sub-total		2,155,860		2,484,949

Total time deposits		129,611,814		131,111,164

Certificates of deposits		1,624,278		1,583,047

Total deposits	￦	200,882,064	￦	211,549,121

21. Debts

The details of debts as of December 31, 2013 and 2014, consist of:

	2013		2014
	(In millions of Korean won)
Borrowings	￦	10,767,737	￦	11,908,698
Bonds sold under repurchase agreements and others		685,626		1,074,146
Call money		2,647,968		2,881,656

Total	￦	14,101,331	￦	15,864,500

The details of borrowings as of December 31, 2013 and 2014, are as follows:

		Lender	Annual interest rate (%)	2013		2014
				(In millions of Korean won)
Borrowings in Korean won	Borrowings from the Bank of Korea	Bank of Korea	0.50~1.00	￦	557,998	￦	1,002,796
	Borrowings from the government	KEMCO and others	0.00~5.00		626,593		611,378
	Borrowings from banking institutions	Industrial Bank of Korea and others	1.97~4.04		61,877		37,874
	Borrowings from non-banking financial institutions	The Korea Development Bank and others	0.71~2.70		142,511		212,452
	Other borrowings	The Korea Finance Corporation and others	0.00~7.50		3,527,292		3,980,812

	Sub-total				4,916,271		5,845,312

Borrowings in foreign currencies	Due to banks	Royal Bank of Canada and others	—		158,180		3,313
	Borrowings from banking institutions	Wells Fargo Securities. and others	0.21~1.70		3,831,929		3,522,159
	Other borrowings	The Korea Finance Corporation	0.61~1.36		3,166		34,460
	Other borrowings	JP Morgan Chase Bank N.A. and others	—		1,858,191		2,503,454

	Sub-total				5,851,466		6,063,386

	Total			￦	10,767,737	￦	11,908,698

The details of bonds sold under repurchase agreements and others as of December 31, 2013 and 2014, are as follows:

	Lenders	Annual interest rate (%)	2013		2014
			(In millions of Korean won)
Bonds sold under repurchase agreements	Individuals, Groups and Corporations	1.25~3.63	￦	608,156	￦	1,019,071
Bills sold	Counter sale	1.09~2.62		77,470		55,075

Total			￦	685,626	￦	1,074,146

The details of call money as of December 31, 2013 and 2014, are as follows:

	Lenders	Annual interest rate (%)	2013		2014
			(In millions of Korean won)
Call money in Korean won	Woori Bank and others	1.83~2.15	￦	1,649,400	￦	1,882,000
Call money in foreign currencies	Central bank Uzbekistan and others	0.10~3.61		998,568		999,656

Total			￦	2,647,968	￦	2,881,656

Call money and borrowings from financial institutions as of December 31, 2013 and 2014, are as follows:

	2013
	Bank of Korea		Other Banks		Others		Total
	(In millions of Korean won)
Call money	￦	1,001	￦	1,970,567	￦	676,400	￦	2,647,968
Borrowings		557,998		5,901,018		630,733		7,089,749

Total	￦	558,999	￦	7,871,585	￦	1,307,133	￦	9,737,717

	2014
	Bank of Korea		Other Banks		Others		Total
	(In millions of Korean won)
Call money	￦	—	￦	1,983,656	￦	898,000	￦	2,881,656
Borrowings		1,277,596		6,131,496		867,674		8,276,766

Total	￦	1,277,596	￦	8,115,152	￦	1,765,674	￦	11,158,422

22. Debentures

The details of debentures as of December 31, 2013 and 2014, are as follows:

	Annual Interest rate (%)	2013		2014
	(In millions of Korean won)
Debentures in Korean won
Structured debentures	0.40~8.62	￦	1,499,238	￦	1,239,238
Subordinated fixed rate debentures in Korean won	3.08~8.00		8,648,474		4,761,124
Fixed rate debentures in Korean won	2.11~5.04		12,057,142		18,839,553
Floating rate debentures in Korean won	2.17~2.93		1,505,858		1,133,000

Sub total			23,710,712		25,972,915

Fair value adjustments on fair value hedged financial debentures in Korean won
Fair value adjustments on valuation of fair value hedged items (current period portion)			(31,577)		5,733
Fair value adjustments on valuation of fair value hedged items (prior year portion)			81,369		48,183

Sub total			49,792		53,916

Discount or premium on debentures in Korean won
Discount on debentures			(16,615)		(43,291)

Sub total			23,743,889		25,983,540

Debentures in foreign currencies
Floating rate debentures	0.38~1.48		1,143,360		1,648,175
Fixed rate debentures	0.60~3.63		2,335,059		1,578,980

Sub total			3,478,419		3,227,155

Fair value adjustments on fair value hedged debentures in foreign currencies
Fair value adjustments on valuation of fair value hedged items (current period portion)			(42,195)		(10,309)
Fair value adjustments on valuation of fair value hedged items (prior year portion)			(130,011)		10,384

Sub total			(172,206)		75

Discount or premium on debentures in foreign currencies
Discount on debentures			(10,568)		(10,064)

Sub total			3,295,645		3,217,166

Total		￦	27,039,534	￦	29,200,706

The changes in debentures based on face value for the years ended December 31, 2013 and 2014, are as follows:

	2013
	Beginning		Issues		Repayments		Others		Ending
	(In millions of Korean won)
Debentures in Korean won
Hybrid capital instrument	￦	100,000	￦	—	￦	(100,000)	￦	—	￦	—
Structured debentures		1,699,238		100,000		(300,000)		—		1,499,238
Subordinated fixed rate debentures in Korean won		7,921,510		1,000,000		(248,286)		(24,750)		8,648,474
Fixed rate debentures in Korean won		10,145,218		7,716,400		(5,791,683)		(12,793)		12,057,142
Floating rate debentures in Korean won		1,169,158		760,600		(423,900)		—		1,505,858

Sub-total		21,035,124		9,577,000		(6,863,869)		(37,543)		23,710,712

Debentures in foreign currencies
Floating rate debentures		759,783		537,850		(176,050)		21,777		1,143,360
Fixed rate debentures		2,553,814		657,465		(772,364)		(103,856)		2,335,059

Sub-total		3,313,597		1,195,315		(948,414)		(82,079)		3,478,419

Total	￦	24,348,721	￦	10,772,315	￦	(7,812,283)	￦	(119,622)	￦	27,189,131

	2014
	Beginning		Issues		Repayments		Business combination		Others		Ending
	(In millions of Korean won)
Debentures in Korean won
Structured debentures	￦	1,499,238	￦	80,000	￦	(340,000)	￦	—	￦	—	￦	1,239,238
Subordinated fixed rate debentures in Korean won		8,648,474		—		(4,082,350)		195,000		—		4,761,124
Fixed rate debentures in Korean won		12,057,142		40,912,000		(36,674,589)		2,545,000		—		18,839,553
Floating rate debentures in Korean won		1,505,858		353,200		(726,058)		—		—		1,133,000

Sub-total		23,710,712		41,345,200		(41,822,997)		2,740,000		—		25,972,915

Debentures in foreign currencies
Floating rate debentures		1,143,360		1,084,303		(641,957)		—		62,469		1,648,175
Fixed rate debentures		2,335,059		803,503		(1,633,588)		—		74,006		1,578,980

Sub-total		3,478,419		1,887,806		(2,275,545)		—		136,475		3,227,155

Total	￦	27,189,131	￦	43,233,006	￦	(44,098,542)	￦	2,740,000	￦	136,475	￦	29,200,070

23. Provisions

The details of provisions as of December 31, 2013 and 2014, are as follows:

	2013		2014
	(In millions of Korean won)
Provisions for unused loan commitments	￦	226,110	￦	209,964
Provisions for acceptances and guarantees		209,118		207,927
Provisions for financial guarantee contracts		2,699		2,718
Provisions for asset retirement obligation		76,608		73,442
Other		163,538		120,296

Total	￦	678,073	￦	614,347

Provisions for unused loan commitments as of December 31, 2013 and 2014, are as follows:

	2013
	Commitments outstanding		Provision		Ratio (%)
	(In millions of Korean won)
Corporate loan commitments	￦	42,446,365	￦	101,455	0.24
Retail loan commitments		13,976,426		38,385	0.27
Credit line on credit cards		37,112,333		86,270	0.23

Total	￦	93,535,124	￦	226,110	0.24

	2014
	Commitments outstanding		Provision		Ratio (%)
	(In millions of Korean won)
Corporate loan commitments	￦	42,977,471	￦	90,315	0.21
Retail loan commitments		13,886,999		34,927	0.25
Credit line on credit cards		37,584,381		84,722	0.23

Total	￦	94,448,851	￦	209,964	0.22

Provisions for acceptances and guarantees as of December 31, 2013 and 2014, are as follows:

	2013
	Acceptances and guarantees		Provision		Ratio (%)
	(In millions of Korean won)
Confirmed acceptances and guarantees in Korean won	￦	1,231,569	￦	42,604	3.46
Confirmed acceptances and guarantees in foreign currencies		4,532,036		96,077	2.12
Unconfirmed acceptances and guarantees		4,041,087		70,437	1.74

Total	￦	9,804,692	￦	209,118	2.13

	2014
	Acceptances and guarantees		Provision		Ratio (%)
	(In millions of Korean won)
Confirmed acceptances and guarantees in Korean won	￦	1,098,048	￦	37,507	3.42
Confirmed acceptances and guarantees in foreign currencies		4,061,444		79,966	1.97
Unconfirmed acceptances and guarantees		3,886,332		90,454	2.33

Total	￦	9,045,824	￦	207,927	2.30

The changes in provisions for unused loan commitments, acceptances and guarantees for the years ended December 31, 2013 and 2014, are as follows:

	2013
	Provisions for unused loan commitments		Provisions for acceptances and guarantees		Total
	(In millions of Korean won)
Beginning	￦	236,026	￦	208,753	￦	444,779
Effects of changes in foreign exchange rate		(164)		(961)		(1,125)
Provision(reversal)		(9,752)		1,326		(8,426)

Ending	￦	226,110	￦	209,118	￦	435,228

	2014
	Provisions for unused loan commitments		Provisions for acceptances and guarantees		Total
	(In millions of Korean won)
Beginning	￦	226,110	￦	209,118	￦	435,228
Effects of changes in foreign exchange rate		548		3,358		3,906
Provision(reversal)		(16,694)		(4,549)		(21,243)

Ending	￦	209,964	￦	207,927	￦	417,891

The changes in provisions for financial guarantee contracts for the years ended December 31, 2013 and 2014, are as follows:

	2013		2014
	(In millions of Korean won)
Beginning	￦	7,383	￦	2,699
Provision(reversal)		(4,684)		19

Ending	￦	2,699	￦	2,718

The changes in provisions for asset retirement obligation for the years ended December 31, 2013 and 2014, are as follows:

	2013		2014
	(In millions of Korean won)
Beginning	￦	65,226	￦	76,608
Provision		3,334		5,231
Reversal		(226)		(6,047)
Used		(2,475)		(5,701)
Unwinding of discount		2,203		2,936
Effects of changes in discount rate		7,908		70
Business combination		638		345

Ending	￦	76,608	￦	73,442

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

The details of other provisions as of December 31, 2013 and 2014, are as follows:

	2013		2014
	(In millions of Korean won)
Membership rewards program	￦	5,402	￦	11,274
Dormant accounts		16,839		33,996
Litigations		23,455		24,506
Others		117,842		50,520

Total	￦	163,538	￦	120,296

The changes in other provisions for the years ended December 31, 2013 and 2014, are as follows:

	2013
	Membership rewards program		Dormant accounts		Litigations		Others		Total
	(In millions of Korean won)
Beginning	￦	11,108	￦	16,028	￦	21,215	￦	103,990	￦	152,341
Increase		13,473		10,596		4,800		18,026		46,895
Decrease		(19,179)		(9,785)		(2,560)		(4,174)		(35,698)

Ending	￦	5,402	￦	16,839	￦	23,455	￦	117,842	￦	163,538

	2014
	Membership rewards program		Dormant accounts		Litigations		Others		Total
	(In millions of Korean won)
Beginning	￦	5,402	￦	16,839	￦	23,455	￦	117,842	￦	163,538
Increase		21,442		49,040		2,965		3,352		76,799
Decrease		(15,570)		(31,883)		(1,914)		(70,947)		(120,314)
Business combination		—		—		—		273		273

Ending	￦	11,274	￦	33,996	￦	24,506	￦	50,520	￦	120,296

24. Net Defined benefit liabilities

Defined benefit plan

The Group operates defined benefit plans which have the following characteristics:

•	The Group has the obligation to pay the agreed benefits to all its current and former employees.

•	Actuarial risk (that benefits will cost more than expected) and investment risk fall, in substance, on the Group.

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

The changes in the net defined benefit liabilities for the years ended December 31, 2013 and 2014, are as follows:

	2013
	Present value of defined benefit obligation		Fair value of plan assets		Net defined benefit liabilities
	(In millions of Korean won)
Beginning	￦	942,333	￦	(858,610)	￦	83,723
Current service cost		172,857		—		172,857
Interest cost(income)		33,282		(30,321)		2,961
Past service cost		1,005		—		1,005
Gain or loss on settlement		(4,244)		—		(4,244)
Remeasurements
Actuarial gains and losses by changes in demographic assumptions		563		—		563
Actuarial gains and losses by changes in financial assumptions		(62,793)		—		(62,793)
Actuarial gains and losses by experience adjustments		7,066		—		7,066
Return on plan assets (excluding amounts included in interest income)		—		1,096		1,096
Contributions		—		(132,870)		(132,870)
Payments from plans (settlement)		(65,493)		65,212		(281)
Payments from plans (benefit payments)		(34,814)		34,772		(42)
Payments from the Group		(4,590)		—		(4,590)
Transfer in		2,551		(2,315)		236
Transfers out		(2,551)		2,314		(237)
Effect of exchange rate changes		(94)		—		(94)
Business combination		117		—		117

Ending	￦	985,195	￦	(920,722)	￦	64,473

	2014
	Present value of defined benefit obligation		Fair value of plan assets		Net defined benefit liabilities
	(In millions of Korean won)
Beginning	￦	985,195	￦	(920,722)	￦	64,473
Current service cost		163,997		—		163,997
Interest cost(income)		39,208		(36,545)		2,663
Past service cost		11		—		11
Remeasurements
Actuarial gains and losses by changes in demographic assumptions		(36)		—		(36)
Actuarial gains and losses by changes in financial assumptions		112,550		—		112,550
Actuarial gains and losses by experience adjustments		6,303		—		6,303
Return on plan assets (excluding amounts included in interest income)		—		12,576		12,576
Contributions		—		(288,212)		(288,212)
Payments from plans (settlement)		(43,108)		43,054		(54)
Payments from the Group		(3,567)		—		(3,567)
Transfer in		3,788		(3,788)		—
Transfers out		(3,788)		3,661		(127)
Effect of exchange rate changes		(27)		—		(27)
Business combination		10,552		(5,418)		5,134

Ending	￦	1,271,078	￦	(1,195,394)	￦	75,684

The details of the net defined benefit liabilities as of December 31, 2013 and 2014, are as follows:

	2013		2014
	(In millions of Korean won)
Present value of defined benefit obligation	￦	985,195	￦	1,271,078
Fair value of plan assets		(920,722)		(1,195,394)

Net Defined benefit liabilities	￦	64,473	￦	75,684

The details of post-employment benefits recognized in profit or loss as employee compensation and benefits for the years ended December 31, 2012, 2013 and 2014, are as follows:

	2012		2013		2014
	(In millions of Korean won)
Current service cost	￦	154,552	￦	172,857	￦	163,997
Past service cost		12,855		1,005		11
Gain or loss on settlement		(389)		(4,244)		—
Net interest expenses of net defined benefit liabilities		5,373		2,961		2,663

Post-employment benefits(1)	￦	172,391	￦	172,579	￦	166,671

(1)

Post-employment benefits amounting to ￦883 million, ￦1,471 million and ￦971 million for the years ended December 31, 2012, 2013 and 2014, respectively, are recognized as other operating expense in the statements of comprehensive income.

Remeasurements of the net defined benefit liabilities recognized as other comprehensive income for the years ended December 31, 2012, 2013 and 2014, are as follows:

	2012		2013		2014
	(In millions of Korean won)
Remeasurements
Return on plan assets (excluding amounts included in interest income)	￦	1,243	￦	(1,096)	￦	(12,576)
Actuarial gains and losses		(41,184)		55,165		(118,817)
Income tax effects		9,669		(13,085)		31,799

Remeasurements after income tax	￦	(30,272)	￦	40,984	￦	(99,594)

The details of fair value of plan assets as of December 31, 2013 and 2014, are as follows:

	2013
	Assets quoted in an active market		Assets not quoted in an active market		Total
	(In millions of Korean won)
Cash and due from financial institutions	￦	—	￦	915,584	￦	915,584
Repurchase agreements		—		5,138		5,138

Total	￦	—	￦	920,722	￦	920,722

	2014
	Assets quoted in an active market		Assets not quoted in an active market		Total
	(In millions of Korean won)

Cash and due from financial institutions	￦	—	￦	1,195,394	￦	1,195,394

Total	￦	—	￦	1,195,394	￦	1,195,394

Key actuarial assumptions used as of December 31, 2013 and 2014, are as follows:

	2013	2014
Discount rate (%)	2.90 ~ 4.00	2.20 ~ 3.10
Salary increase rate (%)	0.00 ~ 8.90	0.00 ~ 8.50
Turnover (%)	0.00 ~ 32.00	0.00 ~ 32.00

Mortality assumptions are based on the 7th experience-based mortality table (retirement pension) of Korea Insurance Development Institute of 2012.

The sensitivity of the defined benefit obligation to changes in the weighted principal assumptions as of December 31, 2014, is as follows:

	Changes in principal assumption	Effect on net defined benefit obligation
		Increase in principal assumption	Decrease in principal assumption
Discount rate (%)	0.5 p.	4.49 decrease	4.77 increase
Salary increase rate (%)	0.5 p.	4.39 increase	4.27 decrease
Turnover (%)	0.5 p.	0.53 decrease	0.42 increase

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

Expected maturity analysis of undiscounted pension benefits as of December 31, 2014, is as follows:

	Up to 1 year	1~2 years	2~5 years	5~10 years	Over 10 years	Total
(In millions of Korean won)
Pension benefits	￦26,981	￦87,525	￦326,571	￦902,146	￦1,188,644	￦2,531,867

The weighted average duration of the defined benefit obligation is 1.0 ~ 14.4 years.

Expected contribution to plan assets for periods after December 31, 2014, is estimated to be 195,236 million.

25. Other liabilities

The details of other liabilities as of December 31, 2013 and 2014, are as follows:

	2013		2014
	(In millions of Korean won)
Other financial liabilities
Other payables	￦	4,582,344	￦	4,712,587
Prepaid card and debit card		18,527		19,578
Accrued expenses		4,053,809		3,123,144
Financial guarantee liabilities		11,797		13,237
Deposits for letter of guarantees and others		108,786		351,041
Domestic exchange settlement credits		998,928		128,739
Foreign exchanges settlement credits		83,237		69,440
Borrowings from other business account		7,911		40,383
Other payables from trust accounts		2,423,675		2,548,577
Liability Incurred by agency relationship		532,157		505,664
Account for agency businesses		384,921		340,062
Dividend payables		485		477
Other payables from factored receivables		42,924		37,734
Others		13,413		28,157

Sub-total		13,262,914		11,918,820

Other non-financial liabilities
Other payables		44,982		72,370
Unearned revenue		123,033		154,066
Accrued expenses		191,513		208,226
Deferred revenue on credit card points		117,659		115,658
Withholding taxes		111,975		106,291
Insurance liabilities		5,599,043		6,265,198
Separate account liabilities		702,757		698,832
Others		82,353		57,741

Sub-total		6,973,315		7,678,382

Total	￦	20,236,229	￦	19,597,202

26. Equity

26.1 Capital Stock

The details of outstanding shares of the Parent Company as of December 31, 2013 and 2014, are as follows:

	Ordinary shares
	2013		2014
Number of shares authorized		1,000,000,000		1,000,000,000
Number of shares		386,351,693		386,351,693
Par value per share	￦	5,000	￦	5,000
Share capital stock(1)	￦	1,931,758	￦	1,931,758

(1)	In millions of Korean won.

26.2 Capital surplus

The details of capital surplus as of December 31, 2013 and 2014, are as follows:

	2013		2014
	(In millions of Korean won)
Share premium	￦	12,226,596	￦	12,226,596
Loss on sale of treasury shares		(568,544)		(568,544)
Other capital surplus		4,196,553		4,196,458

Total	￦	15,854,605	￦	15,854,510

26.3 Accumulated other comprehensive income

The details of accumulated other comprehensive income as of December 31, 2013 and 2014, are as follows:

	2013		2014
	(In millions of Korean won)
Remeasurements of net defined benefit liabilities	￦	(12,523)	￦	(110,814)
Exchange differences on translating foreign operations		(29,433)		(12,153)
Change in value of available-for-sale financial assets		430,976		680,900
Change in value of held-to-maturity financial assets		4,904		3,823
Shares of other comprehensive income of associates		(57,097)		(89,303)
Cash flow hedges		(515)		(10,774)

Total	￦	336,312	￦	461,679

26.4 Retained earnings

The details of retained earnings as of December 31, 2013 and 2014, consist of:

	2013		2014
	(In millions of Korean won)
Legal reserves(1)	￦	188,638	￦	208,221
Voluntary reserves		982,000		982,000
Unappropriated retained earnings(2)		6,688,961		7,876,924

Total	￦	7,859,599	￦	9,067,145

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

(2)	Retained earnings restricted for dividend at subsidiaries level pursuant to law and regulations amounts to ￦2,456,352 million as of December 31, 2014.

27. Net Interest Income

The details of interest income and interest expense for the years ended December 31, 2012, 2013 and 2014, are as follows:

	2012		2013		2014
	(In millions of Korean won)
Interest income
Due from financial institutions	￦	160,400	￦	146,105	￦	190,302
Loans		12,310,713		10,778,258		10,168,304
Financial investments
Available-for-sale financial assets		799,020		694,218		571,755
Held-to-maturity financial assets		626,763		574,586		548,361
Other		313,210		163,763		156,574

Sub-total		14,210,106		12,356,930		11,635,296

Interest expenses
Deposits		5,450,781		4,279,153		3,845,468
Debts		394,812		289,652		265,773
Debentures		1,261,542		1,190,446		1,032,111
Other		65,188		74,847		76,169

Sub-total		7,172,323		5,834,098		5,219,521

Net interest income	￦	7,037,783	￦	6,522,832	￦	6,415,775

Interest income recognized on impaired loans and financial investments amounts to ￦108,968 million (2013: ￦127,120 million, 2012: ￦124,183 million) and ￦242 million (2013: ￦569 million, 2012: ￦200 million), respectively, for the year ended December 31, 2012, 2013 and 2014.

28. Net Fee and Commission income

The details of fee and commission income, and fee and commission expense for the years ended December 31, 2012, 2013 and 2014, are as follows:

	2012		2013		2014
	(In millions of Korean won)
Fee and commission income
Banking activity fees	￦	169,244	￦	167,507	￦	167,452
Lending activity fees		89,964		90,413		74,133
Credit card related fees and commissions		1,179,618		1,126,944		1,106,601
Debit card related fees and commissions		217,870		255,742		291,723
Agent activity fees		285,183		207,036		158,022
Trust and other fiduciary fees		148,672		160,521		230,839
Fund management related fees		81,477		93,494		89,264
Guarantee fees		33,594		34,173		29,811
Foreign currency related fees		108,611		102,047		96,018
Commissions from transfer agent services		174,829		177,793		148,583
Other business account commission on consignment		30,354		29,799		25,311
Securities brokerage fees		67,858		68,158		68,249
Lease fee		—		—		16,050
Other		166,602		143,738		164,129

Sub-total		2,753,876		2,657,365		2,666,185

Fee and commission expense
Trading activity related fees(1)		14,963		9,358		7,938
Lending activity fees		20,466		18,791		9,958
Credit card and debit card related fees and commissions		997,368		934,114		979,913
Outsourcing related fees		62,546		74,516		76,604
Foreign currency related fees		11,638		12,561		12,812
Management fees of written-off loans		3,284		4,065		9,853
Other		76,905		124,721		186,378

Sub-total		1,187,170		1,178,126		1,283,456

Net fee and commission income	￦	1,566,706	￦	1,479,239	￦	1,382,729

(1)	The fees from financial assets/liabilities at fair value through profit or loss.

29. Net gains or losses on financial assets/liabilities at fair value through profit or loss

29.1 Net gains or losses on financial instruments held for trading

Net gain or loss from financial instruments held for trading includes interest income, dividend income and gains or losses arising from changes in the fair values, sales and redemptions. The details for the years ended December 31, 2012, 2013 and 2014, are as follows:

	2012		2013		2014
	(In millions of Korean won)
Gains related to financial instruments held for trading
Financial assets held for trading
Debt securities	￦	462,456	￦	340,601	￦	471,048
Equity securities		117,103		109,698		68,024

Sub-total		579,559		450,299		539,072

Derivatives held for trading
Interest rate		948,426		1,090,262		1,327,839
Currency		2,718,568		2,524,173		1,919,287
Stock or stock index		685,454		218,509		153,863
Commodity		486		1,336		568
Other		20,668		20,825		6,894

Sub-total		4,373,602		3,855,105		3,408,451

Financial liabilities held for trading		69,866		95,382		35,645

Other financial instruments		48		70		47

Total	￦	5,023,075	￦	4,400,856	￦	3,983,215

Losses related to financial instruments held for trading
Financial assets held for trading
Debt securities	￦	72,078	￦	118,362	￦	38,888
Equity securities		70,852		81,733		85,808

Sub-total		142,930		200,095		124,696

Derivatives held for trading
Interest rate		962,738		1,076,647		1,411,540
Currency		2,274,799		2,007,454		1,796,605
Stock or stock index		665,037		224,019		101,267
Commodity		506		182		547
Other		14,651		2,343		841

Sub-total		3,917,731		3,310,645		3,310,800

Financial liabilities held for trading		113,929		110,114		97,621

Other financial instruments		35		29		50

Total	￦	4,174,625	￦	3,620,883	￦	3,533,167

Net gains or losses on financial instruments held for trading	￦	848,450	￦	779,973	￦	450,048

29.2 Net gains or losses on financial instruments designated at fair value through profit or loss

Net gain or loss from financial instruments designated at fair value through profit or loss includes interest income, dividend income and gains or losses arising from changes in the fair values, sales and redemptions. The details for the years ended December 31, 2012, 2013 and 2014, are as follows:

	2012		2013		2014
	(In millions of Korean won)
Gains related to financial instruments designated at fair value through profit or loss
Financial assets designated at fair value through profit or loss	￦	117,213	￦	23,760	￦	28,496
Financial liabilities designated at fair value through profit or loss		5,230		20,846		34,468

Sub-total		122,443		44,606		62,964

Losses related to financial instruments designated at fair value through profit or loss
Financial assets designated at fair value through profit or loss		6,753		14,754		22,521
Financial liabilities designated at fair value through profit or loss		152,176		53,003		51,293

Sub-total		158,929		67,757		73,814

Net gains or losses on financial instruments designated at fair value through profit or loss	￦	(36,486)	￦	(23,151)	￦	(10,850)

30. Other operating income and expenses

The details of other operating income and expenses for the years ended December 31, 2012, 2013 and 2014, are as follows:

	2012		2013		2014
	(In millions of Korean won)
Other operating income
Revenue related to available-for-sale financial assets
Gains on redemption of available-for-sale financial assets	￦	480	￦	867	￦	—
Gains on sale of available-for-sale financial assets		149,925		189,011		91,925
Reversal for Impairment on available-for-sale financial assets		—		—		260

Sub-total		150,405		189,878		92,185

Revenue related to available-for-sale held-to-maturity investments
Gains on sale of available-for- sale held-to-maturity investments		—		—		1,668

Sub-total		—		—		1,668

Gains on foreign exchange transactions		1,093,904		1,387,450		1,490,797
Income related to insurance		1,730,466		1,233,773		1,215,031
Dividend income		69,023		64,441		78,298
Others		242,169		261,886		221,745

Total other operating income		3,285,967		3,137,428		3,099,724

Other operating expenses
Expense related to available-for-sale financial assets
Loss on redemption of available-for-sale financial assets		11		65		7
Loss on sale of available-for-sale financial assets		16,884		25,157		7,381
Impairment on available-for-sale financial assets		280,610		163,464		195,929

Sub-total		297,505		188,686		203,317

Expense related to held-to-maturity financial assets
Impairment on held-to-maturity financial assets		154		5		—

Sub-total		154		5		—

Loss on foreign exchanges transactions		1,410,525		1,667,335		1,456,918
Expense related to insurance		1,822,178		1,358,830		1,352,384
Others		1,287,547		1,227,337		1,128,014

Total other operating expenses		4,817,909		4,442,193		4,140,633

Net other operating income (expenses)	￦	(1,531,942)	￦	(1,304,765)	￦	(1,040,909)

31. General and administrative expenses

31.1 General and administrative expenses

The details of general and administrative expenses for the years ended December 31, 2012, 2013 and 2014, are as follows:

	2012		2013		2014
	(In millions of Korean won)
Employee Benefits
Salaries and short-term employee benefits—salaries	￦	1,598,045	￦	1,641,326	￦	1,700,120
Salaries and short-term employee benefits—others		657,473		677,107		706,309
Post-employment benefits—defined benefit plans		171,508		171,108		165,700
Post-employment benefits—defined contribution plans		5,463		7,094		8,821
Termination benefits		(3,960)		19,714		1,124
Share-based payments		13,871		17,289		11,422

Sub-total		2,442,400		2,533,638		2,593,496

Depreciation and amortization		328,152		286,756		261,056

Other general and administrative expenses
Rental expense		276,769		290,886		297,656
Tax and dues		72,111		141,274		150,443
Communication		53,549		55,549		38,661
Electricity and utilities		24,898		26,315		27,988
Publication		20,764		19,259		19,642
Repairs and maintenance		13,426		14,615		16,892
Vehicle		12,114		11,816		11,579
Travel		5,526		5,722		5,489
Training		22,443		19,498		17,362
Service fees		105,972		104,210		106,403
Others		467,486		474,026		463,027

Sub-total		1,075,058		1,163,170		1,155,142

Total	￦	3,845,610	￦	3,983,564	￦	4,009,694

31.2 Share-based payments

31.2.1 Share options

The details of the share options as of December 31, 2014, are as follows:

	Grant date	Exercise period	Granted shares(1)	Vesting conditions
		(Years)	(In number of shares)
Series 22	2007.02.08	8	855,000	Service period: 1, 3 years
Series 23	2007.03.23	8	30,000	Service period: 3 years

Total			885,000

(1)	Granted shares represent the total number of shares initially granted to directors and employees whose options have not been exercised at the end of the reporting period.

The changes in the number of granted share options and the weighted average exercise price for the years ended December 31, 2013 and 2014, are as follows:

	2013
	Number of granted shares						Number of exercisable shares		Exercise price per share	Remaining contractual life(Years)
	Beginning		Expired		Ending
	(In Korean won, except shares)
Series 15-1		125,362		125,362		—		—	—	—
Series 15-2		440,928		440,928		—		—	—	—
Series 17		29,441		29,441		—		—	—	—
Series 18		7,212		7,212		—		—	—	—
Series 19		751,651		—		751,651		751,651	77,063	0.23
Series 20		25,613		—		25,613		25,613	81,900	0.32
Series 21		18,987		—		18,987		18,987	76,600	0.82
Series 22		657,498		—		657,498		657,498	77,100	1.11
Series 23		15,246		—		15,246		15,246	84,500	1.22

Total		2,071,938		602,943		1,468,995		1,468,995

Weighted average exercise price	￦	68,909	￦	48,625	￦	77,235	￦	77,235

	2014
	Number of granted shares						Number of exercisable shares		Exercise price per share	Remaining contractual life(Years)
	Beginning		Expired		Ending
	(In Korean won, except shares)
Series 19		751,651		751,651		—		—	—	—
Series 20		25,613		25,613		—		—	—	—
Series 21		18,987		18,987		—		—	—	—
Series 22		657,498		—		657,498		657,498	77,100	0.11
Series 23		15,246		—		15,246		15,246	84,500	0.22

Total		1,468,995		796,251		672,744		672,744

Weighted average exercise price	￦	77,235	￦	77,207	￦	77,268	￦	77,268

The fair value of each option granted is estimated using a Black-Scholes option pricing model based on the assumptions in the table below:

	Share price		Weighted average exercise price		Expected volatility (%)	Option’s expected life (Years)	Expected dividends		Risk free interest rate (%)	Fair value
	(In Korean won)
Series 22 (Directors)	￦	38,200	￦	77,100	11.15	0.05	￦	32	2.07	—
Series 22 (Employees)		38,200		77,100	11.15	0.05		32	2.07	—
Series 23 (Non-executive directors)		38,200		84,500	8.01	0.11		67	2.07	—

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

The details of the share grants as of December 31, 2014, are as follows:

	Grant date	Number of granted shares(1)	Vesting conditions
		(In number of shares)
(KB Financial Group Inc.)
Series 4	2010.07.13	180,707	Services fulfillment, Achievements of targets on the basis of market and non-market performance (2),(3)
Series 8	2012.01.01	13,471	Services fulfillment, Achievements of targets on the basis of market and non-market performance (2),(4)
Series 9	2013.07.17	82,699	Services fulfillment, Achievements of targets on the basis of market and non-market performance (2),(4)
Series 10	2014.01.01	37,732	Services fulfillment, Achievements of targets on the basis of market and non-market performance (2),(4)
Series 11	2013.07.13	69,892	Services fulfillment, Achievements of targets on the basis of market and non-market performance (2),(3)
Deferred grant in 2010	—	6,583	Satisfied
Deferred grant in 2011	—	1,435	Satisfied
Deferred grant in 2012	—	7,975	Satisfied
Deferred grant in 2013	—	2,617	Satisfied

Sub-total		403,111

(Kookmin Bank)
Series 41	2012.08.02	23,521	Services fulfillment, Achievements of targets on the basis of market and non-market performance (2),(5)
Series 43	2012.11.26	13,918	Services fulfillment, Achievements of targets on the basis of market and non-market performance (2),(5)
Series 44	2013.01.01	17,242	Services fulfillment, Achievements of targets on the basis of market and non-market performance (2),(5)
Series 45...	2013.01.01	9,698	Services fulfillment, Achievements of targets on the basis of market and non-market performance (2),(5)
Series 46	2013.01.01	103,440	Services fulfillment, Achievements of targets on the basis of market and non-market performance (2),(5)
Series 48	2013.07.23	74,666	Services fulfillment, Achievements of targets on the basis of market and non-market performance (2),(6)
Series 49	2013.07.24	101,828	Services fulfillment, Achievements of targets on the basis of market and non-market performance (2),(6)
Series 50	2013.07.24	82,926	Services fulfillment, Achievements of targets on the basis of market and non-market performance (2),(6)
Series 51	2013.07.25	9,899	Services fulfillment, Achievements of targets on the basis of market and non-market performance (2),(6)
Series 52	2013.08.01	10,278	Services fulfillment, Achievements of targets on the basis of market and non-market performance (2),(6)
Series 53	2013.07.19	69,256	Services fulfillment, Achievements of targets on the basis of market and non-market performance (2),(7)
Series 54	2013.07.23	26,689	Services fulfillment, Achievements of targets on the basis of market and non-market performance (2),(7)
Series 55	2014.01.03	11,060	Services fulfillment, Achievements of targets on the basis of market and non-market performance (2),(8)
Series 56	2013.12.30	17,798	Services fulfillment, Achievements of targets on the basis of market and non-market performance (2),(6)
Series 57	2014.01.01	44,265	Services fulfillment, Achievements of targets on the basis of market and non-market performance (2),(6)
Series 58	2014.01.01	78,700	Services fulfillment, Achievements of targets on the basis of market and non-market performance (2),(6)
Series 59	2014.08.26	9,106	Services fulfillment, Achievements of targets on the basis of market and non-market performance (2),(6)
Deferred grant in 2010	—	171	Satisfied
Deferred grant in 2011	—	8,454	Satisfied
Deferred grant in 2012	—	31,348	Satisfied
Deferred grant in 2013	—	92,316	Satisfied

Sub-total		836,579

	Grant date	Number of granted shares(1)	Vesting conditions
		(In number of shares)
(Other subsidiaries)
Share granted in 2010		3,485	Services fulfillment, Achievements of targets on the basis of market and non-market performance (9)
Share granted in 2011		7,648	Services fulfillment, Achievements of targets on the basis of market and non-market performance (9)
Share granted in 2012		63,976	Services fulfillment, Achievements of targets on the basis of market and non-market performance (9)
Share granted in 2013		104,394	Services fulfillment, Achievements of targets on the basis of market and non-market performance (9)
Share granted in 2014		82,759	Services fulfillment, Achievements of targets on the basis of market and non-market performance (9)

Sub-total		262,262

Total		1,501,952

(1)	Granted shares represent the total number of shares initially granted to directors and employees at the end of reporting period.
(2)	Certain portion of the granted shares is compensated over a maximum period of three years.
(3)

The 37.5%, 37.5% and 25% of the number of certain granted shares to be compensated are determined based on the accomplishment of targeted relative TSR, targeted EPS and qualitative indicators, respectively. The 30%, 30% and 40% of the number of other granted shares to be compensated are determined based on the accomplishment of the targeted Value-up Index, targeted financial results of the Company and its subsidiaries (Group) and targeted relative TSR, respectively. The 40%, 40% and 20% of the number of the remaining granted shares to be compensated are determined based on the accomplishment of the targeted relative TSR, the targeted EPS and qualitative indicators, respectively.

(4)

The 30%, 30% and 40% of the number of granted shares to be compensated are determined upon the accomplishment of the targeted Value-up Index, targeted financial results of the Company and its subsidiaries (Group) and the targeted relative TSR, respectively. However, 50% and 50% of certain granted shares will be compensated based on the accomplishment of the targeted Value-up Index and the accomplishment of targeted relative TSR.

(5)

The 40%, 30% and 30% of the number of granted shares to be compensated are determined based on the accomplishment of the targeted relative TSR, the targeted Value-up Index and the targeted financial results of the Bank, respectively.

(6)

The 30%, 30% and 40% of the number of granted shares to be compensated are determined upon the accomplishment of the targeted financial results of the Bank, the targeted relative TSR and the targeted Value-up Index, respectively. However, as for certain number of shares, half of the number of granted shares to be compensated is determined based on the accomplishment of the targeted relative TSR, while the other half is determined by the targeted Value-up Index.

(7)

The 30%, 45% and 25% of the number of granted shares to be compensated are determined based on the accomplishment of the targeted relative TSR, the ROA and the growth rate of total assets, respectively.

(8)	The number of granted shares to be compensated is not linked to performance, but fixed.
(9)

The 30%, 30% and 40% of the number of granted shares to be compensated are determined based on the accomplishment of the targeted Value-up Index, the respective subsidiaries’ performance and the targeted relative TSR, respectively. The 60% and 40% of the number of certain granted shares to be compensated is determined based on the accomplishment of the respective subsidiaries’ performance and the accomplishment of the targeted relative TSR, respectively. The 40%, 30% and 30% of the number of certain granted shares to be compensated is determined based on the accomplishment of the targeted Value-up Index, the respective subsidiaries’ performance and the targeted relative TSR, respectively.

The share grant award program is an incentive plan that sets, on grant date, the maximum amount of shares that can be awarded. Actual shares granted at the end of the vesting period is determined in accordance with achievement of pre-specified targets over the vesting period.

The details of share grants linked to short-term performance as of December 31, 2014, are as follows:

	Grant date	Number of vested shares(1)	Vesting Conditions
(KB Financial Group Inc.)
Share granted in 2010	2010.01.01	322	Satisfied
Share granted in 2011	2011.01.01	7,295	Satisfied
Share granted in 2012	2012.01.01	15,782	Satisfied
Share granted in 2013	2013.01.01	16,560	Satisfied
Share granted in 2014	2014.01.01	25,174	Proportion to service period
(Kookmin Bank)
Share granted in 2010	2010.01.01	363	Satisfied
Share granted in 2011	2011.01.01	46,845	Satisfied
Share granted in 2012	2012.01.01	103,177	Satisfied
Share granted in 2013	2013.01.01	102,343	Satisfied
Share granted in 2014	2014.01.01	173,132	Proportion to service period
(Other subsidiaries)
Share granted in 2013	2013.01.01	9,823	Satisfied
Share granted in 2014	2014.01.01	28,149	Proportion to service period

(1)	The number of shares, which are exercisable, is determined by the results of performance. The share grants are settled over three years.

Share grants are measured at fair value using the Monte Carlo Simulation Model and assumptions used in determining the fair value as of December 31, 2014, are as follows:

	Expected exercise period (Years)	Risk free rate (%)	Fair value (Market performance condition)	Fair value (Non-market performance condition)
Linked to long term performance
(KB Financial Group Inc.)
Series 4	0.00~1.53	2.07	—	35,315~36,425
Series 4-1	0.00~1.53	2.07	—	35,315~36,425
Series 4-2	0.00~1.00	2.07	—	36,389~40,662
Series 8	0.00~2.00	2.07	—	36,389~40,662
Series 9	0.00~3.00	2.07	38,617	36,389~38,111
Series 9-1	0.00~3.00	2.07	39,437	36,389~38,111
Series 9-2	1.00~4.00	2.07	33,363	35,653~36,835
Series 9-3	0.00~3.00	2.07	39,223	36,389~38,111
Series 9-4	0.00~3.00	2.07	37,036	36,389~38,111
Series 10	0.00~3.00	2.07	38,617	36,389~38,111
Series 10-1	1.00~4.00	2.07	32,645	35,653~36,835
Series 10-2	1.00~4.00	2.07	33,110	35,653~36,835
Series 11	1.53~4.53	2.08	35,335	36,639~36,858
Deferred grant in 2010	0.00~1.00	2.07	—	36,389~38,111
Deferred grant in 2011	0.00~2.00	2.07	—	36,389~38,111
Deferred grant in 2012	0.00~2.00	2.07	—	36,389~38,111
Deferred grant in 2013	0.00~2.00	2.07	—	36,389~38,111

	Expected exercise period (Years)	Risk free rate (%)	Fair value (Market performance condition)	Fair value (Non-market performance condition)
(Kookmin Bank)
Series 41-1	0.00~3.00	2.07	—	36,389~38,111
Series 41-2	0.00~3.00	2.07	—	36,389~38,111
Series 43	0.00~3.00	2.07	—	36,389~38,111
Series 44	0.00~2.00	2.07	—	36,389~40,662
Series 45	0.00~3.00	2.07	—	36,389~38,111
Series 46	0.00~3.00	2.07	—	36,389~38,111
Series 48	0.56~4.00	2.07	35,029	36,389~36,835
Series 48-1	0.00~3.00	2.07	36,734	36,389~38,111
Series 48-2	0.00~3.00	2.07	38,617	36,389~38,111
Series 49	0.56~4.00	2.07	34,972	36,389~36,835
Series 49-1	0.65~4.00	2.07	34,906	36,389~36,835
Series 49-2	0.00~3.00	2.07	38,617	36,389~38,111
Series 50	0.56~4.00	2.07	34,972	36,389~36,835
Series 50-1	0.00~3.00	2.07	38,617	36,389~38,111
Series 51	0.00~3.00	2.07	38,617	36,389~38,111
Series 52	0.58~4.00	2.07	34,977	36,389~36,835
Series 53	0.00~2.68	2.07	38,284	36,317~40,991
Series 54	0.00~3.00	2.07	38,617	36,389~38,111
Series 55	2.01~5.01	2.08	—	36,551~37,053
Series 56	0.00~3.00	2.07	32,595	36,389~36,835
Series 56-1	0.00~3.00	2.07	36,854	36,389~38,111
Series 57	1.00~4.00	2.07	32,645	36,389~36,835
Series 57-1	0.00~3.00	2.07	38,617	36,389~38,111
Series 58	1.00~4.00	2.07	32,645	36,389~36,835
Series 59	0.00~3.00	2.07	38,617	36,389~38,111
Grant deferred in 2012	0.00~1.00	2.07	—	36,389~38,111
Grant deferred in 2013	0.00~2.00	2.07	—	36,205~38,111

(Other subsidiaries)
Share granted in 2012	0.00~0.54	2.07	0~21,928	35,968~38,617
Share granted in 2013	0.00~1.75	2.07~2.08	0~33,505	35,115~40,662
Share granted in 2014	1.00~2.67	2.07~2.10	30,801~33,312	34,676~36,835

Linked to short-term performance
(KB Financial Group Inc.)
Share granted in 2012	0.00~1.00	2.07	—	36,389~40,662
Share granted in 2013	0.00~2.00	2.07	—	36,389~38,111
Share granted in 2014	1.00~3.00	2.07	—	36,389~36,684

(Kookmin Bank)
Share granted in 2012	0.00~1.00	2.07	—	36,389~38,111
Share granted in 2013	0.00~2.00	2.07	—	36,389~38,111
Share granted in 2014	1.00~3.00	2.07	—	36,389~38,111

(Other subsidiaries)
Share granted in 2013	0.00~2.00	2.07	—	36,389~38,111
Share granted in 2014	2.00~4.00	2.07	—	36,498~36,835

Expected volatility is based on the historical volatility of the share price over the most recent period that is generally commensurate with the expected term of the grant. And the current stock price of December 31, 2014, was used for the underlying asset price. Additionally, the average three-year historical dividend rate was used as the expected dividend rate.

As of December 31, 2013 and 2014, the accrued expenses related to share-based payments including share options and share grants amounted to ￦48,423 million and ￦48,734 million, respectively, and the compensation costs from share options and share grants amounting to ￦17,289 million and ￦11,422 million were incurred during the years ended December 31, 2013 and 2014, respectively. There is no intrinsic value of the vested share options as of December 31, 2013 and 2014.

32. Other non-operating income and expenses

The details of other non-operating income and expenses for the years ended December 31, 2012, 2013 and 2014, are as follows:

	2012		2013		2014
	(In millions of Korean won)
Other non-operating income
Gains of disposal in property and equipment	￦	5,840	￦	819	￦	491
Rent received		4,349		8,615		10,035
Others		50,666		101,848		62,041

Sub-total		60,855		111,282		72,567

Other non-operating expenses
Losses of disposal in property and equipment		426		928		1,297
Donation		80,446		59,760		52,330
Restoration cost		945		909		2,242
Others		97,310		61,994		87,824

Sub-total		179,127		123,591		143,693

Net other non-operating income(expense)	￦	(118,272)	￦	(12,309)	￦	(71,126)

33. Income tax expenses

Income tax expense for the years ended December 31, 2012, 2013 and 2014, consist of:

	2012		2013		2014
	(In millions of Korean won)
Tax payable
Current tax expense	￦	695,135	￦	569,449	￦	512,536
Adjustments recognized in the period for current tax of prior years		(20,517)		75,938		(11,721)
Changes in deferred income tax assets (liabilities)		(87,494)		(89,477)		31,255
Income tax recognized directly in equity
Remeasurements of net defined benefit liabilities		9,663		(13,085)		31,386
Change in value of available-for-sale financial assets		(77,956)		7,942		(79,473)
Change in value of held-to-maturity financial assets		(240)		(1,787)		198
Share of other comprehensive income of associates		390		9		(6)
Cash flow hedges		1,025		(618)		2,619
Others		(29)		—		—
Others		—		(7,778)		(480)

Tax expense	￦	519,977	￦	540,593	￦	486,314

An analysis of the net profit before income tax and income tax expense for the years ended December 31, 2012, 2013 and 2014, follows:

	2012		2013		2014
	(In millions of Korean won)
Net profit before income tax	￦	2,298,644	￦	1,815,291	￦	1,901,425

Tax at the applicable tax rate(1)		555,810		438,838		459,683
Non-taxable income		(6,291)		(17,716)		(11,171)
Non-deductible expense		13,263		33,489		14,916
Tax credit and tax exemption		(187)		(1,417)		(1,192)
Temporary difference for which no deferred tax is recognized		1,633		47,138		24,682
Deferred tax relating to changes in recognition and measurement		(7,289)		2,828		(1,593)
Income tax refund for tax of prior years		(58,404)		30,329		(6,654)
Income tax expense of overseas branch		16,929		4,796		6,202
Effects from change in tax rate		941		(871)		1,642
Others		3,572		3,179		(201)

Tax expense	￦	519,977	￦	540,593	￦	486,314

Average effective tax rate (Income tax expense / Profit before tax) (%)		22.62		29.78		25.58

(1)	Applicable income tax rate for ￦200 million and below is 11%, for ￦200 million to ￦20 billion is 22% and for over ￦20 billion is 24.2% as of December 31, 2012, 2013 and 2014.

The details of current tax assets (income tax refund receivables) and current tax liabilities (income tax payables), as of December 31, 2013 and 2014, are as follows:

	2013
	Tax payables (receivables) before offsetting		Offsetting		Tax payables (receivables) after offsetting
	(In millions of Korean won)
Income tax refund receivables(1), (2)	￦	(99,524)	￦	82,057	￦	(17,467)
Income tax payables		293,320		(82,057)		211,263

	2014
	Tax payables (receivables) before offsetting		Offsetting		Tax payables (receivables) after offsetting
	(In millions of Korean won)
Income tax refund receivables(1)	￦	(693,018)	￦	693,018	￦	—
Income tax payables		924,925		(693,018)		231,907

(1)	Excludes current tax assets of ￦306,313 million (2013: ￦329,443 million) by uncertain tax position, which do not qualify for offsetting.
(2)	Prepaid income tax expenses amounting to ￦17,467 million for KB Life Insurance Co., Ltd, which separately paid tax in 2013, were reclassified from other assets into current income tax assets.

34. Dividends

The dividends paid to the shareholders of the Parent Company in 2013 and 2014 were ￦231,811 million (￦600 per share) and ￦193,176 million (￦500 per share), respectively. The dividends to the shareholders of the Parent Company in respect of the year ended December 31, 2014, of ￦780 per share, amounting to total dividends of ￦301,354 million, is to be proposed at the annual general shareholders’ meeting on March 27, 2015. The Group’s consolidated financial statements as of December 31, 2014, do not reflect this dividend payable.

35. Accumulated other comprehensive income

The details of accumulated other comprehensive income for the years ended December 31, 2013 and 2014, are as follows:

	2013
	Beginning		Changes except for reclassification		Reclassification to profit or loss		Tax effect		Ending
	(In millions of Korean won)
Remeasurements of net defined benefit liabilities	￦	(53,507)	￦	54,069	￦	—	￦	(13,085)	￦	(12,523)
Exchange differences on translating foreign operations		(27,061)		(2,372)		—		—		(29,433)
Change in value of available-for-sale financial assets		426,354		198,798		(202,118)		7,942		430,976
Change in value of held-to-maturity financial assets		(1,225)		1,005		6,911		(1,787)		4,904
Shares of other comprehensive income of associates		(47,286)		(9,765)		(55)		9		(57,097)
Cash flow hedges		(2,133)		(2,991)		5,227		(618)		(515)

Total	￦	295,142	￦	238,744	￦	(190,035)	￦	(7,539)	￦	336,312

	2014
	Beginning		Changes except for reclassification		Reclassification to profit or loss		Tax effect		Ending
	(In millions of Korean won)
Remeasurements of net defined benefit liabilities	￦	(12,523)	￦	(129,677)	￦	—	￦	31,386	￦	(110,814)
Exchange differences on translating foreign operations		(29,433)		17,280		—		—		(12,153)
Change in value of available-for-sale financial assets		430,976		403,828		(74,431)		(79,473)		680,900
Change in value of held-to-maturity financial assets		4,904		(1,276)		(3)		198		3,823
Shares of other comprehensive income of associates		(57,097)		(32,448)		248		(6)		(89,303)
Cash flow hedges		(515)		(7,452)		(5,426)		2,619		(10,774)

Total	￦	336,312	￦	250,255	￦	(79,612)	￦	(45,276)	￦	461,679

36. Earnings per share

36.1 Basic earnings per share

Basic earnings per share is calculated by dividing profit and loss attributable to ordinary equity holders of the Parent Company by the weighted average number of ordinary shares outstanding, during the years ended December 31, 2012, 2013 and 2014.

Weighted average number of ordinary shares outstanding:

	2012
	Number of shares (a)	Days outstanding (b)	Total outstanding shares [(a) x (b)]
	(In number of shares)
Beginning (A)	386,351,693	366	141,404,719,638

Weighted average number of ordinary shares outstanding [(B) =(A)/366]			386,351,693

	2013
	Number of shares (a)	Days outstanding (b)	Total outstanding shares [(a) x (b)]
	(In number of shares)
Beginning (A)	386,351,693	365	141,018,367,945

Weighted average number of ordinary shares outstanding [(B) =(A)/365]			386,351,693

	2014
	Number of shares (a)	Days outstanding (b)	Total outstanding shares [(a) x (b)]
	(In number of shares)
Beginning (A)	386,351,693	365	141,018,367,945

Weighted average number of ordinary shares outstanding [(B) =(A)/365]			386,351,693

Basic earnings per share:

	2012
	(in Korean won and in number of shares)
Profit attributable to ordinary shares (C)	￦	1,769,566,917,759
Weighted average number of ordinary shares outstanding (D)		386,351,693
Basic earnings per share [(E)=(C)/(D)]	￦	4,580

	2013
	(in Korean won and in number of shares)
Profit attributable to ordinary shares (C)	￦	1,271,502,597,550
Weighted average number of ordinary shares outstanding (D)		386,351,693
Basic earnings per share [(E)=(C)/(D)]	￦	3,291

	2014
	(in Korean won and in number of shares)
Profit attributable to ordinary shares (C)	￦	1,400,722,065,239
Weighted average number of ordinary shares outstanding (D)		386,351,693
Basic earnings per share [(E)=(C)/(D)]	￦	3,626

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

Adjusted profit for diluted earnings per share:

	2012
	(In Korean won)
Profit attributable to ordinary shares	￦	1,769,566,917,759
Adjustment		—

Adjusted profit for diluted earnings per share	￦	1,769,566,917,759

	2013
	(In Korean won)
Profit attributable to ordinary shares	￦	1,271,502,597,550
Adjustment		—

Adjusted profit for diluted earnings per share	￦	1,271,502,597,550

	2014
	(In Korean won)
Profit attributable to ordinary shares	￦	1,400,722,065,239
Adjustment		—

Adjusted profit for diluted earnings per share	￦	1,400,722,065,239

Adjusted weighted average number of ordinary shares outstanding to calculate diluted earnings per share:

	2012	2013	2014
	(in number of shares)
Weighted average number of ordinary shares outstanding	386,351,693	386,351,693	386,351,693
Adjustment
Share grants	1,193,606	1,639,306	1,589,706

Adjusted weighted average number of ordinary shares outstanding for diluted earnings per share	387,545,299	387,990,999	387,941,399

Diluted earnings per share:

	2012
	(in Korean won and in number of shares)
Adjusted profit for diluted earnings per share	￦	1,769,566,917,759
Adjusted weighted average number of ordinary shares outstanding for diluted earnings per share		387,545,299
Diluted earnings per share	￦	4,567

	2013
	(in Korean won and in number of shares)
Adjusted profit for diluted earnings per share	￦	1,271,502,597,550
Adjusted weighted average number of ordinary shares outstanding for diluted earnings per share		387,990,999
Diluted earnings per share	￦	3,277

	2014
	(in Korean won and in number of shares)
Adjusted profit for diluted earnings per share	￦	1,400,722,065,239
Adjusted weighted average number of ordinary shares outstanding for diluted earnings per share		387,941,399
Diluted earnings per share	￦	3,611

37. Insurance Contracts

37.1 Insurance liabilities

The details of insurance liabilities presented within other liabilities as of December 31, 2013 and 2014, are as follows:

	2013		2014
	(In millions of Korean won)
Individual insurance
Pure Endowment insurance	￦	3,861,364	￦	4,334,823
Death insurance		85,123		112,858
Joint insurance		1,634,590		1,800,468
Group insurance		1,339		1,417
Other		16,627		15,632

Total	￦	5,599,043	￦	6,265,198

The changes in insurance liabilities for the years ended December 31, 2013 and 2014, are as follows:

	2013
	Individual insurance						Group insurance		Others(1)		Total
	Pure Endowment insurance		Death insurance		Joint insurance
	(In millions of Korean won)
Beginning	￦	3,281,701	￦	63,821	￦	1,470,755	￦	1,285	￦	19,604	￦	4,837,166
Provision (Reversal)		579,663		21,302		163,835		54		(2,977)		761,877

Ending	￦	3,861,364	￦	85,123	￦	1,634,590	￦	1,339	￦	16,627	￦	5,599,043

	2014
	Individual insurance						Group insurance		Others(1)		Total
	Pure Endowment insurance		Death insurance		Joint insurance
	(In millions of Korean won)
Beginning	￦	3,861,364	￦	85,123	￦	1,634,590	￦	1,339	￦	16,627	￦	5,599,043
Provision (Reversal)		473,459		27,735		165,878		78		(995)		666,155

Ending	￦	4,334,823	￦	112,858	￦	1,800,468	￦	1,417	￦	15,632	￦	6,265,198

(1)	Consists of policyholders’ profit dividend reserve, reserve for compensation for losses on dividend-paying insurance contracts and others.

37.2 Insurance assets

The details of insurance assets presented within other assets as of December 31, 2013 and 2014, are as follows:

	2013		2014
	(In millions of Korean won)
Reinsurance assets	￦	5,245	￦	4,482
Deferred acquisition costs		151,909		123,011

Total	￦	157,154	￦	127,493

The changes in reinsurance assets for the years ended December 31, 2013 and 2014, are as follows:

	2013		2014
	(In millions of Korean won)
Beginning	￦	3,751	￦	5,245
Increase (decrease)		1,494		(763)

Ending	￦	5,245	￦	4,482

The changes in deferred acquisition costs for the years ended December 31, 2013 and 2014, are as follows:

	2013		2014
	(In millions of Korean won)
Beginning	￦	151,925	￦	151,909
Increase		102,702		52,386
Amortization		(102,718)		(81,284)

Ending	￦	151,909	￦	123,011

37.3 Insurance premiums and reinsurance

The details of insurance premiums for the years ended December 31, 2012, 2013 and 2014, are as follows:

	2012
	Pure endowment insurance		Death insurance		Joint insurance		Group insurance		Others		Total
	(In millions of Korean won)
Insurance premiums earned	￦	1,307,974	￦	19,547	￦	352,482	￦	3,967	￦	39,081	￦	1,723,051
Reinsurance premiums paid		(196)		(2,637)		(133)		(892)		(8,354)		(12,212)

Net premiums earned	￦	1,307,778	￦	16,910	￦	352,349	￦	3,075	￦	30,727	￦	1,710,839

	2013
	Pure endowment insurance		Death insurance		Joint insurance		Group insurance		Others		Total
	(In millions of Korean won)
Insurance premiums earned	￦	795,031	￦	41,389	￦	336,540	￦	5,019	￦	42,474	￦	1,220,453
Reinsurance premiums paid		(480)		(3,854)		(278)		(2,177)		(7,302)		(14,091)

Net premiums earned	￦	794,551	￦	37,535	￦	336,262	￦	2,842	￦	35,172	￦	1,206,362

	2014
	Pure endowment insurance		Death insurance		Joint insurance		Group insurance		Others		Total
	(In millions of Korean won)
Insurance premiums earned	￦	756,697	￦	55,035	￦	350,076	￦	5,271	￦	37,481	￦	1,204,560
Reinsurance premiums paid		(502)		(2,674)		(306)		(2,366)		(7,072)		(12,920)

Net premiums earned	￦	756,195	￦	52,361	￦	349,770	￦	2,905	￦	30,409	￦	1,191,640

The details of reinsurance transactions for the years ended December 31, 2012, 2013 and 2014, are as follows:

	2012
	Reinsurance expense		Reinsurance revenue
	Reinsurance premium paid		Reinsurance claims		Reinsurance commission		Total
	(In millions of Korean won)
Individual	￦	2,966	￦	1,150	￦	1,000	￦	2,150
Group		892		1,138		—		1,138
Others		8,354		4,127		—		4,127

Total	￦	12,212	￦	6,415	￦	1,000	￦	7,415

	2013
	Reinsurance expense		Reinsurance revenue
	Reinsurance premium paid		Reinsurance claims		Reinsurance commission		Total
	(In millions of Korean won)
Individual	￦	4,612	￦	3,850	￦	466	￦	4,316
Group		2,177		2,124		220		2,344
Others		7,302		6,660		—		6,660

Total	￦	14,091	￦	12,634	￦	686	￦	13,320

	2014
	Reinsurance expense		Reinsurance revenue
	Reinsurance premium paid		Reinsurance claims		Reinsurance commission		Total
	(In millions of Korean won)
Individual	￦	3,482	￦	2,461	￦	555	￦	3,016
Group		2,366		2,652		47		2,699
Others		7,072		4,756		—		4,756

Total	￦	12,920	￦	9,869	￦	602	￦	10,471

Insurance expenses for the years ended December 31, 2012, 2013 and 2014, are as follows:

	2012
	Pure endowment insurance		Death insurance		Joint insurance		Group insurance		Others		Total
	(In millions of Korean won)
Insurance expense	￦	2,659	￦	1,637	￦	6,232	￦	2,775	￦	2,423	￦	15,726
Dividend expense		154		12		—		—		—		166
Refund expense		202,965		4,043		183,061		215		—		390,284
Provision		1,122,167		9,813		169,616		1,019		3,115		1,305,730

Sub-total		1,327,945		15,505		358,909		4,009		5,538		1,711,906

Reinsurance claims		(184)		(898)		(68)		(1,138)		(4,127)		(6,415)

Net insurance expense	￦	1,327,761	￦	14,607	￦	358,841	￦	2,871	￦	1,411	￦	1,705,491

	2013
	Pure endowment insurance		Death insurance		Joint insurance		Group insurance		Others		Total
	(In millions of Korean won)
Insurance expense	￦	6,557	￦	2,287	￦	1,085	￦	4,922	￦	5,645	￦	20,496
Dividend expense		295		13		—		—		—		308
Refund expense		259,710		5,257		185,286		351		—		450,604
Provision		579,663		21,302		163,835		54		(2,977)		761,877

Sub-total		846,225		28,859		350,206		5,327		2,668		1,233,285

Reinsurance claims		(204)		(3,592)		(54)		(2,124)		(6,660)		(12,634)

Net insurance expense	￦	846,021	￦	25,267	￦	350,152	￦	3,203	￦	(3,992)	￦	1,220,651

	2014
	Pure endowment insurance		Death insurance		Joint insurance		Group insurance		Others		Total
	(In millions of Korean won)
Insurance expense	￦	6,078	￦	3,006	￦	10,837	￦	5,006	￦	4,757	￦	29,684
Dividend expense		417		21		—		—		—		438
Refund expense		346,740		7,588		201,029		238		—		555,595
Provision(Reversal)		473,459		27,735		165,878		78		(995)		666,155

Sub-total		826,694		38,350		377,744		5,322		3,762		1,251,872

Reinsurance claims		(202)		(2,205)		(55)		(2,651)		(4,756)		(9,869)

Net insurance expense	￦	826,492	￦	36,145	￦	377,689	￦	2,671	￦	(994)	￦	1,242,003

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

The characteristic and exposure of insurance price risk

The insurance risk of a life insurance company is measured by insurance price risk. As the life insurance coverage is in the form of a fixed payment, the fluctuation of policy reserve is small and the period from insured event to claims payment is not long. The policy reserve risk is managed by assessments of adequacy of the policy reserve.

The Group measures the exposure of insurance price risk as the shortfall of the risk premiums received compared to the claims paid on all insurance contracts for the last one year preceding the reporting date.

The maximum exposure of premium risk as of December 31, 2013 and 2014, follows:

	2013
	Before reinsurance mitigation		After reinsurance mitigation
	(In millions of Korean won)
Mortality	￦	10,969	￦	5,430
Disability		660		370
Hospitalization		861		600
Operation and diagnosis		1,731		1,164
Actual losses for medical expense		243		132
Others		89		21

Total	￦	14,553	￦	7,717

	2014
	Before reinsurance mitigation		After reinsurance mitigation
	(In millions of Korean won)
Mortality	￦	10,736	￦	6,321
Disability		950		545
Hospitalization		767		490
Operation and diagnosis		1,516		998
Actual losses for medical expense		279		89
Others		232		189

Total	￦	14,480	￦	8,632

Average ratios of claims paid per risk premium received on the basis of exposure before mitigation for the past three years as of December 31, 2013 and 2014, were 69% and 70%, respectively.

The exposure of market risk arising from embedded derivatives included in host insurance contracts as of December 31, 2013 and 2014, are as follows:

	2013				2014
	Policy holders reserve		Guarantee reserve		Policy holders reserve		Guarantee reserve
	(In millions of Korean won)
Variable annuity	￦	540,797	￦	4,058	￦	535,749	￦	5,153
Variable universal		132,413		135		110,766		458
Others		1,443		—		26,573		118

Total	￦	674,653	￦	4,193	￦	673,088	￦	5,729

Premium reserves and unearned premium reserves classified based on each residual maturity as of December 31, 2013 and 2014, are as follows:

	2013
	Less than 3 years		3-5 years		5-10 years		10-15 years		15-20 years		20 years or more		Total
	(In millions of Korean won)
Premium reserves	￦	259,324	￦	324,305	￦	1,570,009	￦	294,058	￦	426,287	￦	2,653,510	￦	5,527,493
Unearned premium reserves		642		1		3		—		2		3		651

	2014
	Less than 3 years		3-5 years		5-10 years		10-15 years		15-20 years		20 years or more		Total
	(In millions of Korean won)
Premium reserves	￦	381,413	￦	548,410	￦	1,385,847	￦	352,039	￦	440,581	￦	3,076,824	￦	6,185,114
Unearned premium reserves		690		1		2		1		1		3		698

38. Supplemental Cash Flow Information

Cash and cash equivalents as of December 31, 2013 and 2014, are as follows:

	2013		2014
	(In millions of Korean won)
Cash	￦	1,963,977	￦	2,019,965
Checks with other banks		734,574		525,452
Due from Bank of Korea		7,128,025		6,508,623
Due from other financial institutions		4,966,078		6,369,807

Sub-total		14,792,654		15,423,847

Restricted due from financial institutions		(7,665,903)		(7,132,094)
Due from financial institutions with original maturities over three-months		(957,565)		(1,272,957)

Sub-total		(8,623,468)		(8,405,051)

Total	￦	6,169,186	￦	7,018,796

Significant non-cash transactions for the years ended December 31, 2012, 2013 and 2014, are as follows:

	2012		2013		2014
	(In millions of Korean won)
Decrease in loans due to the write-offs	￦	2,197,135	￦	2,132,066	￦	2,091,040
Changes in accumulated other comprehensive income due to valuation of financial investments		245,757		(3,591)		248,880
Increase in investment in associates due to debt-for-equity swap with Ssangyong Engineering & Construction Co., Ltd		—		28,779		—
Increase in financial investments due to debt-for-equity swap with Hyundai Cement Wire Co., Ltd		—		—		25,178
Increase in financial investments due to debt-for-equity swap with Taihan Electric Wire Co., Ltd		—		115,716		—
Decrease in Accumulated other comprehensive income from measurement of investment securities in associates		(44,263)		(9,811)		(32,206)

Cash inflow and outflow from income tax, interests and dividends for the years ended December 31, 2012, 2013 and 2014, are as follows:

	Activity	2012		2013		2014
		(In millions of Korean won)
Income tax paid(refund)	Operating	￦	838,073	￦	504,900	￦	205,130
Interest received	Operating		14,494,389		12,749,214		12,250,845
Interest paid	Operating		7,247,429		6,407,081		5,342,297
Dividends received	Operating		96,587		98,579		124,021
Dividends paid	Financing		278,173		231,811		193,176

39. Contingent liabilities and commitments

Acceptances and guarantees as of December 31, 2013 and 2014, are as follows:

	2013		2014
	(In millions of Korean won)
Confirmed acceptances and guarantees
Confirmed acceptances and guarantees in Korean won
Acceptances and guarantees for corporate purchasing card	￦	17	￦	—
Acceptances and guarantees for KB purchasing loan		448,906		428,815
Other acceptances and guarantees		782,646		669,233

Sub-total		1,231,569		1,098,048

Confirmed acceptances and guarantees in foreign currency
Acceptances of letter of credit		281,049		327,963
Letter of guarantees		57,596		61,081
Bid bond		24,212		43,362
Performance bond		999,872		1,175,330
Refund guarantees		2,263,202		1,494,023
Other acceptances and guarantees		906,105		959,685

Sub-total		4,532,036		4,061,444

Financial guarantees
Guarantees for Debenture-Issuing		20,200		51,200
Acceptances and guarantees for mortgage		43,272		75,651
Overseas debt guarantees		319,080		392,021
International financing guarantees in foreign currencies		41,896		35,949

Other financial guarantees		—		21,846

Sub-total		424,448		576,667

Total Confirmed acceptances and guarantees		6,188,053		5,736,159

Unconfirmed acceptances and guarantees
Guarantees of letter of credit		3,265,906		2,825,919
Refund guarantees		775,181		1,060,413

Total Unconfirmed acceptances and guarantees		4,041,087		3,886,332

Total	￦	10,229,140	￦	9,622,491

Acceptances and guarantees by counterparty as of December 31, 2013 and 2014, are as follows:

	2013
	Confirmed guarantees		Unconfirmed guarantees		Total		Proportion (%)
	(In millions of Korean won)
Corporations	￦	4,998,062	￦	2,723,162	￦	7,721,224	75.48
Small companies		1,029,039		623,803		1,652,842	16.16
Public and others		160,952		694,122		855,074	8.36

Total	￦	6,188,053	￦	4,041,087	￦	10,229,140	100.00

	2014
	Confirmed guarantees		Unconfirmed guarantees		Total		Proportion (%)
	(In millions of Korean won)
Corporations	￦	4,699,777	￦	2,936,635	￦	7,636,412	79.36
Small companies		857,004		562,655		1,419,659	14.75
Public and others		179,378		387,042		566,420	5.89

Total	￦	5,736,159	￦	3,886,332	￦	9,622,491	100.00

Acceptances and guarantees by industry as of December 31, 2013 and 2014, are as follows:

	2013
	Confirmed guarantees		Unconfirmed guarantees		Total		Proportion (%)
	(In millions of Korean won)
Financial institutions	￦	145,197	￦	3,924	￦	149,121	1.46
Manufacturing		3,867,870		2,270,254		6,138,124	60.01
Service		523,698		115,710		639,408	6.25
Whole sale & Retail		1,083,264		745,658		1,828,922	17.88
Construction		484,764		244,727		729,491	7.13
Public sector		72,583		635,326		707,909	6.92
Others		10,677		25,488		36,165	0.35

Total	￦	6,188,053	￦	4,041,087	￦	10,229,140	100.00

	2014
	Confirmed guarantees		Unconfirmed guarantees		Total		Proportion (%)
	(In millions of Korean won)
Financial institutions	￦	229,086	￦	3,573	￦	232,659	2.42
Manufacturing		3,179,368		2,410,472		5,589,840	58.09
Service		583,302		114,645		697,947	7.25
Whole sale & Retail		932,283		788,804		1,721,087	17.89
Construction		709,582		215,382		924,964	9.61
Public sector		72,964		336,484		409,448	4.26
Others		29,574		16,972		46,546	0.48

Total	￦	5,736,159	￦	3,886,332	￦	9,622,491	100.00

Commitments as of December 31, 2013 and 2014, are as follows:

	2013		2014
	(In millions of Korean won)
Commitments
Corporate loan commitments	￦	42,446,365	￦	42,977,471
Retail loan commitments		13,976,426		13,886,999
Credit line on credit cards		37,112,333		37,584,381
Private placement commitments		80,000		121,300
Purchase of other security investment		1,806,908		1,746,430

Sub-total		95,422,032		96,316,581

Financial Guarantees
Credit line		2,572,424		3,809,478
Purchase of security investment		100,500		73,500

Sub-total		2,672,924		3,882,978

Total	￦	98,094,956	￦	100,199,559

Other Matters (including litigation)

a) The Group has filed 122 lawsuits (excluding minor lawsuits in relation to the collection or management of loans), involving aggregate claims of ￦834,440 million, and faces 374 lawsuits (as the defendant) (excluding minor lawsuits in relation to the collection or management of loans) involving aggregate damages of ￦523,099 million, which arose in the normal course of the business and are still pending as of December 31, 2014.

Meanwhile, certain customers of Kookmin Bank have filed lawsuits against Kookmin Bank in connection with fees paid for the registration of fixed collateral. The first and second trials are in progress as of December 31, 2014. The Court ruled in favor and partially in favor of Kookmin Bank in the first trial and ruled in favor of Kookmin Bank in the second and third trials. There is a low probability of potential losses related to the aforementioned lawsuits.

b) According to the shareholders’ agreement on September 25, 2009, between Kookmin Bank, the International Finance Corporation (“IFC”) and the remaining shareholders, Kookmin Bank granted a put option to IFC with the right to sell shares of JSC Bank Center Credit to itself or its designee. The exercise price is determined at its fair value by mutual agreement between Kookmin Bank and IFC. If the price is not agreed by the designated date, it is determined by the value measured by the selected independent external valuation institution. The put option may be exercised by IFC at any time from February 24, 2013, to February 24, 2017.

c) The face value of the securities which Kookmin Bank sold to general customers through tellers amounts to ￦57,159 million and ￦26,487 million as of December 31, 2013 and 2014, respectively.

d) Kookmin Bank underwent a tax investigation by the Seoul Regional Tax Office and in early 2007 was assessed additional corporate tax including local income tax of ￦482,755 million. Kookmin Bank paid this amount to the tax authorities. Subsequently, Kookmin Bank filed a claim for adjudication in August 2007 for repayment of the amount of ￦482,643 million. The case was closed with a favorable final judgment by the Supreme Court in January 2015.

e) For the year ended December 31, 2013, Kookmin Bank underwent a tax investigation for the fiscal years 2008 to 2012 by the Seoul Regional Tax Office. As a result, Kookmin Bank was fined a total of ￦124,357 million for income taxes (including local income taxes) and paid ￦123,330 million, excluding local income tax amounting to ￦1,027 million, and recognized as non-trade payable as of December 31, 2014. Meanwhile, the appeal to the tax tribunal over the ￦114,283 million is currently pending as of December 31, 2014.

f) While setting up a fraud detection system, a computer contractor employed by the personal credit ratings firm Korea Credit Bureau caused a widespread data breach in June 2013, resulting in the theft of cardholders’ personal information. As a result of the leakage of customer personal information, the KB Kookmin Card received a notification from the Financial Services Commission that the KB Kookmin Card is subject to a temporary three-month operating suspension. In respect of the incident, the Group faces 101 legal claims filed as the defendant, with an aggregate claim of ￦52,421 million as of December 31, 2014. In addition, the Group may be subject to additional fines, penalties or judgments, reimbursement to affected clients. Meanwhile, the final outcome of the cases cannot be reasonably ascertained.

g) In relation to a tax credit for research and human resource development expenses, Kookmin Bank filed an administrative litigation (the aggregate amount in 2007 and 2008) and received a refund in the amount of ￦16,371 million from National Tax Service based on a recent Supreme Court precedent. However, the appeal to the tax tribunal (the aggregate amount in 2009 is ￦13,827 million) is currently pending as of December 31, 2014.

h) The Group entered into a purchase agreement to acquire 11,682,580 common shares of LIG Insurance Co., Ltd. (19.47% of outstanding shares with an expected price of ￦685,000 million) in June 2014. The Financial Services Commission approved LIG Insurance Co., Ltd. to be included as a subsidiary of the Group in December 2014.

40. Subsidiaries

The details of subsidiaries as of December 31, 2013, are as follows:

Investor	Investee	Ownership interests(%)	Location	Date of financial information	Industry
KB Financial Group Inc.	Kookmin Bank	100.00	Korea	Dec. 31	Banking and domestic, foreign exchange transaction
	KB Kookmin Card Co., Ltd.	100.00	Korea	Dec. 31	Credit card
	KB Investment & Securities Co., Ltd.	100.00	Korea	Dec. 31	Financial investment
	KB Life Insurance Co., Ltd.	100.00	Korea	Dec. 31	Life insurance
	KB Asset Management Co., Ltd.	100.00	Korea	Dec. 31	Security investment trust management and advisory
	KB Real Estate Trust Co., Ltd.	100.00	Korea	Dec. 31	Real estate trust management
	KB Investment Co., Ltd.	100.00	Korea	Dec. 31	Capital Investment
	KB Credit Information Co., Ltd.	100.00	Korea	Dec. 31	Collection of receivables or credit investigation
	KB Data System Co., Ltd.	100.00	Korea	Dec. 31	Software advisory, development, and supply
	KB Savings Bank Co., Ltd.	100.00	Korea	Dec. 31	Savings banking
	Yehansoul Savings Bank Co., Ltd.	100.00	Korea	Dec. 31	Savings banking

Investor	Investee	Ownership interests(%)	Location	Date of financial information	Industry
Kookmin Bank	Kookmin Bank Int’l Ltd.(London)	100.00	United Kingdom	Dec. 31	Banking and foreign exchange transaction
	Kookmin Bank Hong Kong Ltd.	100.00	Hong Kong	Dec. 31	Banking and foreign exchange transaction
	Kookmin Bank Cambodia PLC.	100.00	Cambodia	Dec. 31	Banking and foreign exchange transaction
	Kookmin Bank (China) Ltd.	100.00	China	Dec. 31	Banking and foreign exchange transaction
	Personal pension trusts and 10 other trusts(1)	—	Korea	Dec. 31	Trust
	KB Mortgage Loan First Securitization Specialty Co., Ltd. and 10 others(2)	—	Korea	Dec. 31	Asset-backed securitization and others
	KB Evergreen Private Securities 82 and 28 others	100.00	Korea	Dec. 31	Private equity fund
Kookmin Bank, KB Investment Co., Ltd.	KB06-1 Venture Investment	75.00	Korea	Dec. 31	Capital investment
	KB08-1 Venture Investment	100.00	Korea	Dec. 31	Capital investment
	KB12-1 Venture Investment	100.00	Korea	Dec. 31	Capital investment
	KB Start-up Creation Fund	100.00	Korea	Dec. 31	Capital investment
KB Asset Management Co., Ltd.	KB Wellyan Private Equity Real Estate Fund No. 6	95.67	Korea	Dec. 31	Capital investment
	KB Wellyan Private Equity Real Estate Fund No. 7(3)	47.97	Korea	Dec. 31	Capital investment
KB Wellyan Private Equity Real Estate Fund No. 6, 7	Boyoung construction(4)	—	Korea	Dec. 31	Construction
KB Investment Co., Ltd.	NPS 07-5 KB Venture Fund(5)	20.00	Korea	Dec. 31	Capital investment
	09-5 KB Venture Fund(5)	33.33	Korea	Dec. 31	Capital investment
	KoFC-KB Pioneer Champ No.2010-8 Investment Partnership	50.00	Korea	Dec. 31	Capital investment
	2011 KIF-KB IT Venture Fund(5)	43.33	Korea	Dec. 31	Capital investment
	KoFC-KB Young Pioneer 1st Fund(5)	33.33	Korea	Dec. 31	Capital investment

Investor	Investee	Ownership interests(%)	Location	Date of financial information	Industry
KB Kookmin Card Co., Ltd	KB Kookmin Card First Securitization Co., Ltd.(2)	0.90	Korea	Dec. 31	Asset-backed securitization
	Wise Mobile First Securitization Specialty(2)	—	Korea	Dec. 31	Asset-backed securitization
	Wise Mobile Second Securitization Specialty(2)	—	Korea	Dec. 31	Asset-backed securitization
	Wise Mobile third Securitization Specialty(2)	—	Korea	Dec. 31	Asset-backed securitization
	Wise Mobile fourth Securitization Specialty(2)	—	Korea	Dec. 31	Asset-backed securitization
	Wise Mobile fifth Securitization Specialty(2)	—	Korea	Dec. 31	Asset-backed securitization
	Wise Mobile sixth Securitization Specialty(2)	—	Korea	Dec. 31	Asset-backed securitization
	Wise Mobile seventh Securitization Specialty(2)	—	Korea	Dec. 31	Asset-backed securitization
KB Life Insurance Co., Ltd.	Dream Smart Turn Private Securities 3rd(Mixed) and 5 others	100.00	Korea	Dec. 31	Private equity fund
Kookmin Bank, KB Investment & Securities, KB life Insurance, KB Real Estate Trust Co., Ltd	KB Wise Star Private Real Estate Feeder Fund 1st.	100.00	Korea	Dec. 31	Investment trust
Kookmin Bank	Hanbando BTL Private Special Asset Fund 1st(3)	39.74	Korea	Dec. 31	Capital investment
Kookmin Bank, KB life Insurance	KB Hope Sharing BTL Private Special Asset(3)	40.00	Korea	Dec. 31	Capital investment
Kookmin Bank	KB Mezzanine Private Securities Fund 1st(Mixed)(3)	46.51	Korea	Dec. 31	Capital investment
	K Star KTB ETF(Bond)(3)	48.20	Korea	Dec. 31	Capital investment
	Global Logistics Infra Private Fund 1 and 2(3)	40.00	Korea	Dec. 31	Capital investment
KB Wise Star Private Real Estate Feeder Fund 1st.	KB Star Retail Real Estate Feeder Fund 1st.(6)	48.98	Korea	Dec. 31	Capital investment

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

(3)

Although the Group holds less than a majority of the investee’s voting rights, the Group controls the investee as it has power over relevant activities by managing the fund; has significant percentage of ownership that is over 40%; is significantly exposed to variable returns which is affected by the performance of the investees, and has ability to affect those performance through its power.

(4)	Boyoung Construction is included in the consolidation scope, since KB Wellyan Private Equity Real Estate Fund No. 7 is included in the consolidation scope.
(5)

Although the Group holds less than a majority of the investee’s voting rights, the Group controls the investee as it has power over relevant activities by taking the role of an operating manager and it is significantly exposed to variable returns which is affected by the performance of the investees, and has ability to affect those performance through its power.

(6)	KB Star Retail Real Estate Feeder Fund 1st is included in the consolidation scope, since KB Wise Star Private Real Estate Feeder Fund 1st is included in the consolidation scope.
(7)

Although the Group holds less than a majority of the investee’s voting rights, the Group controls KB Private Real Estate Securities Fund1 (NPL) and Woori KA First Asset Securitization Specialty Co., Ltd. as it has power over relevant activities by taking the role of an operating manager; has significant percentage of ownership that is over 40%; is significantly exposed to variable returns which is affected by the performance of the investees; and has ability to affect those performance through its power. In accordance with the IFRS 10, KB Private Real Estate Securities Fund1 (NPL) and Woori KA First Asset Securitization Specialty Co., Ltd. were included in the consolidation scope. However, KB Private Real Estate Securities Fund1 (NPL) and Woori KA First Asset Securitization Specialty Co., Ltd. have been excluded from the consolidation scope due to the loss of control from changes in terms of the contract as of December 31, 2013.

The details of subsidiaries as of December 31, 2014, are as follows:

Investor	Investee	Ownership interests(%)	Location	Date of financial information	Industry
KB Financial Group Inc.	Kookmin Bank	100.00	Korea	Dec. 31	Banking and domestic, foreign exchange transaction
	KB Kookmin Card Co., Ltd.	100.00	Korea	Dec. 31	Credit card
	KB Investment & Securities Co., Ltd.	100.00	Korea	Dec. 31	Financial investment
	KB Life Insurance Co., Ltd.	100.00	Korea	Dec. 31	Life insurance
	KB Asset Management Co., Ltd.	100.00	Korea	Dec. 31	Security investment trust management and advisory
	KB Capital Co., Ltd.	52.02	Korea	Dec. 31	Financial Leasing
	KB Savings Bank Co., Ltd.	100.00	Korea	Dec. 31	Savings banking
	KB Real Estate Trust Co., Ltd.	100.00	Korea	Dec. 31	Real estate trust management
	KB Investment Co., Ltd.	100.00	Korea	Dec. 31	Capital Investment
	KB Credit Information Co., Ltd.	100.00	Korea	Dec. 31	Collection of receivables or credit investigation
	KB Data System Co., Ltd.	100.00	Korea	Dec. 31	Software advisory, development, and supply
Kookmin Bank	Kookmin Bank Int’l Ltd.(London)	100.00	United Kingdom	Dec. 31	Banking and foreign exchange transaction
	Kookmin Bank Hong Kong Ltd.	100.00	Hong Kong	Dec. 31	Banking and foreign exchange transaction
	Kookmin Bank Cambodia PLC.	100.00	Cambodia	Dec. 31	Banking and foreign exchange transaction
	Kookmin Bank (China) Ltd.	100.00	China	Dec. 31	Banking and foreign exchange transaction
	Personal pension trust and 10 others(1)	—	Korea	Dec. 31	Trust
	KAMCO Value Recreation 3rd Securitization Specialty Co., Ltd. and 6 others(2)	—	Korea and others	Dec. 31	Asset-backed securitization and others
	Heungkuk Multi Private Securities H-19 and 37 others	100.00	Korea	Dec. 31	Private equity fund
Kookmin Bank & KB Investment Co., Ltd.	KB12-1 Venture Investment	100.00	Korea	Dec. 31	Capital investment
	KB Start-up Creation Fund	62.50	Korea	Dec. 31	Capital investment
KB Investment & Securities	Ashley Investment First Co., Ltd.(2)	—	Korea	Dec. 31	Asset-backed securitization and others
	Growth Investment First Co., Ltd.(2)	—	Korea	Dec. 31	Asset-backed securitization and others
KB Asset Management Co., Ltd.	KB Wellyan Private Equity Real Estate Fund No. 6	95.67	Korea	Dec. 31	Capital investment
	KB Wellyan Private Equity Real Estate Fund No. 7(3)	47.97	Korea	Dec. 31	Capital investment
	Boyoung construction(4)	—	Korea	Dec. 31	Construction

Investor	Investee	Ownership interests(%)	Location	Date of financial information	Industry
KB Investment Co., Ltd.	09-5 KB Venture Fund(5)	33.33	Korea	Dec. 31	Capital investment
	KoFC-KB Pioneer Champ No.2010-8 Investment Partnership	50.00	Korea	Dec. 31	Capital investment
	2011 KIF-KB IT Venture Fund(5)	43.33	Korea	Dec. 31	Capital investment
	KoFC-KB Young Pioneer 1st Fund(5)	33.33	Korea	Dec. 31	Capital investment
KB Kookmin Card Co., Ltd	KB Kookmin Card First Securitization Co., Ltd.(2)	0.90	Korea	Dec. 31	Asset-backed securitization
	KB Kookmin Card Second Securitization Co., Ltd.(2)	0.50	Korea	Dec. 31	Asset-backed securitization
	Wise Mobile First Securitization Specialty(2)	—	Korea	Dec. 31	Asset-backed securitization
	Wise Mobile Second Securitization Specialty(2)	—	Korea	Dec. 31	Asset-backed securitization
	Wise Mobile third Securitization Specialty(2)	—	Korea	Dec. 31	Asset-backed securitization
	Wise Mobile fourth Securitization Specialty(2)	—	Korea	Dec. 31	Asset-backed securitization
	Wise Mobile fifth Securitization Specialty(2)	—	Korea	Dec. 31	Asset-backed securitization
	Wise Mobile sixth Securitization Specialty(2)	—	Korea	Dec. 31	Asset-backed securitization
	Wise Mobile seventh Securitization Specialty(2)	—	Korea	Dec. 31	Asset-backed securitization
	Wise Mobile eighth Securitization Specialty(2)	—	Korea	Dec. 31	Asset-backed securitization
	Wise Mobile ninth Securitization Specialty(2)	—	Korea	Dec. 31	Asset-backed securitization
	Wise Mobile tenth Securitization Specialty(2)	—	Korea	Dec. 31	Asset-backed securitization
	Wise Mobile eleventh Securitization Specialty(2)	—	Korea	Dec. 31	Asset-backed securitization
	Wise Mobile twelfth Securitization Specialty(2)	—	Korea	Dec. 31	Asset-backed securitization
KB Life Insurance Co., Ltd.	KB Haeoreum Private Securities Investment Trust 1st and 7 others	100.00	Korea	Dec. 31	Private equity fund

Investor	Investee	Ownership interests(%)	Location	Date of financial information	Industry
Kookmin Bank, KB Life Insurance Co., Ltd., KB Investment & Securities, KB Real Estate Trust Co., Ltd	KB Wise Star Private Real Estate Feeder Fund 1st.	100.00	Korea	Dec. 31	Investment trust
Kookmin Bank	Hanbando BTL Private Special Asset Fund(3)	39.47	Korea	Dec. 31	Capital investment
Kookmin Bank, KB Life Insurance Co., Ltd., KB	KB Hope Sharing BTL Private Special Asset(3)	40.00	Korea	Dec. 31	Capital investment
Kookmin Bank	KB Mezzanine Private Securities Fund 1st(Mixed)(3)	46.51	Korea	Dec. 31	Capital investment
Kookmin Bank, KB Life Insurance Co., Ltd., KB	KB Mezzanine Private Securities Fund 2nd(Mixed)(3)	40.74	Korea	Dec. 31	Capital investment
Kookmin Bank	K-star KTB ETF(Bond)(3)	47.63	Korea	Dec. 31	Capital investment
KB Wise Star Private Real Estate Feeder Fund 1st.	KB Star Retail Private Master Real Estate 1(6)	48.98	Korea	Dec. 31	Capital investment
KB Wise Star Private Real Estate Feeder Fund 1st.	KB Star Office Private Real Estate Investment Trust 2nd(6)	44.44	Korea	Dec. 31	Capital investment

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

(3)

Although the Group holds less than a majority of the investee’s voting rights, the Group controls the investee as it has power over relevant activities by managing the fund; has significant percentage of ownership that is over 40%; is significantly exposed to variable returns which is affected by the performance of the investees, and has ability to affect those performance through its power.

(4)	Boyoung Construction is included in the consolidation scope, since KB Wellyan Private Equity Real Estate Fund No. 7 is included in the consolidation scope.
(5)

Although the Group holds less than a majority of the investee’s voting rights, the Group controls the investee as it has power over relevant activities by taking the role of an operating manager and it is significantly exposed to variable returns which is affected by the performance of the investees, and has ability to affect those performance through its power.

(6)

KB Star Retail Private Master Real Estate 1 and KB Star Office Private Real Estate Investment Trust 2nd are included in the consolidation scope, since KB Wise Star Private Real Estate Feeder Fund 1st is included in the consolidation scope.

The condensed financial information of major subsidiaries as of December 31, 2013 and 2014, and for the years ended December 31, 2013 and 2014, is as follows:

	2013
	Assets		Liabilities		Equity		Operating income (revenue)		Profit attributable to Shareholders of the parent company		Total comprehensive income for the year attributable to Shareholders of the parent company
	(In millions of Korean won)
Kookmin Bank(1)	￦	265,588,385	￦	244,641,628	￦	20,946,757	￦	17,461,406	￦	830,628	￦	894,093
KB Kookmin Card Co., Ltd.(1)		15,854,992		12,385,131		3,469,861		2,990,037		384,411		390,228
KB Investment & Securities Co., Ltd.(2)		2,525,070		1,973,888		551,182		577,649		11,856		5,436
KB Life Insurance Co., Ltd.(1)		6,945,605		6,396,477		549,128		1,457,365		9,098		(23,209)
KB Asset Management Co., Ltd.(1)		237,907		36,335		201,572		103,401		74,685		74,560
KB Real Estate Trust Co., Ltd.		182,657		13,612		169,045		46,524		2,110		2,835
KB Investment Co., Ltd.(1)		241,227		110,640		130,587		34,497		6,078		7,145
KB Credit Information Co., Ltd.		30,142		7,687		22,455		43,627		(336)		(336)
KB Data System Co., Ltd.		21,753		6,880		14,873		50,440		19		115
KB Savings Bank Co., Ltd.		584,025		449,087		134,938		47,865		(301)		(1,482)
Yehansoul Savings Bank Co., Ltd.		189,243		164,084		25,159		4,791		(5,331)		(5,259)

	2014
	Assets		Liabilities		Equity		Operating income (revenue)		Profit attributable to Shareholders of the parent company		Total comprehensive income for the year attributable to Shareholders of the parent company
	(In millions of Korean won)
Kookmin Bank(1)	￦	275,453,664	￦	253,513,191	￦	21,940,473	￦	16,283,978	￦	1,029,041	￦	1,152,233
KB Kookmin Card Co., Ltd.(1)		15,886,769		12,406,314		3,480,455		2,864,957		332,701		310,606
KB Investment & Securities Co., Ltd.(1),(2)		4,131,568		3,554,828		576,740		578,345		25,624		25,558
KB Life Insurance Co., Ltd.(1)		7,680,184		7,096,459		583,725		1,453,057		6,537		34,597
KB Asset Management Co., Ltd.(1)		254,481		52,541		201,940		105,234		49,560		50,368
KB Capital Co., Ltd(2)		4,023,965		3,612,150		411,815		250,042		29,990		26,859
KB Savings Bank Co., Ltd.		772,676		619,882		152,794		56,712		(15,079)		(14,645)
KB Real Estate Trust Co., Ltd.		204,888		20,930		183,958		50,283		14,818		14,913
KB Investment Co., Ltd.(1)		225,353		90,569		134,784		33,371		1,382		4,197
KB Credit Information Co., Ltd.		28,805		7,955		20,850		38,796		(1,605)		(1,605)
KB Data System Co., Ltd.		31,397		16,874		14,523		59,129		367		(350)

(1)	Financial information is based on its consolidated financial statements.
(2)	The amount includes the fair value adjustments due to the merger.

Nature of the risks associated with interests in consolidated structured entities

The terms of contractual arrangements require to provide financial support to a consolidated structured entity

•

The Group has provided acceptances and guarantees obligation of ￦68,000 million to Ashley Investment First Co., Ltd. and Growth Investment First Co., Ltd., the Group’s subsidiary, that had issued debentures.

The Group provides capital commitment to KB Wise Star Private Real Estate Feeder Fund 1st. and nine other subsidiaries. The unexecuted amount of the investment agreement is ￦478,741 million. Based on the capital commitment, the Group is subject to increase its investment by the request from the asset management company or the additional agreement among investors.

•

The Group provides the guarantees of payment of principal or principal and fixed rate of return in case the operating results of the trusts are less than the guaranteed principal or principal and fixed rate of return.

Changes in subsidiaries

KB Capital Co., Ltd., Ashley Investment First Co., Ltd., Growth Investment First Co., Ltd., KB Mezzanine Private Securities Fund 2nd, KB Star Office Private Real Estate Investment Trust No.2, KB Evergreen Private Securities 99(Bond) and 106 other private equity funds, KB Kookmin Card Second Securitization Co., Ltd. and Wise Mobile 8th ~12th Securitization were newly consolidated during the year ended December 31, 2014. KB Evergreen Private Securities 82(Bond) and 95 other private equity funds, Global Logistics Infra Private Fund 1st, 2nd, KB Covered Bond 1st Trust, KH First Co., Ltd., KB Mortgage Loan First Securitization Specialty Co., Ltd., KB Covered Bond First Securitization Specialty Co., Ltd and KB07-5, KB06-1,KB08-1 Venture Partnership Fund have been excluded from consolidation due to their liquidation. Also, Yehansoul Savings Bank Co., Ltd. has been excluded from consolidation due to its merger with KB Savings Bank Co., Ltd.

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

In accordance with the enactment of IFRS 10, the activities of KB-Glenwood Private Equity Fund, NPS KBIC Private Equity Fund No. 1 and KBIC Private Equity Fund No. 3 represent management and performance services and the terms of the contracts are the same as those in the ordinary service contracts between independent parties. These entities have been excluded from the consolidation scope since interests held are not material and therefore were considered as agents. In addition, Chungkang Co., Ltd. and Powernet Technologies Co., Ltd. have been excluded from the consolidation scope, since KB-Glenwood Private Equity Fund, the Parent Company, have been excluded from the consolidation scope.

For the year ended December 31, 2014, the following table summarizes the information relating to the Group’s subsidiaries that have material non-controlling interests, before any intra-group eliminations, are as follows:

	2014
	(In millions of Korean won)
Non-controlling interests percentage (%)		47.98
Non-controlling interests
Assets of subsidiaries	￦	4,023,965
Liabilities of subsidiaries		3,612,150
Equity of subsidiaries		411,815
Non-controlling interests		197,580
Profit attributable to non-controlling interests
Operating profit of subsidiaries		39,666
Profit of subsidiaries		29,990
Profit attributable to non-controlling interests		14,389
Cash flows of subsidiaries
Cash flows from operating activities		71,813
Cash flows from investing activities		(6,742)
Cash flows from financing activities		(33,312)

Net increase in cash and cash equivalents	￦	31,759

41. Unconsolidated Structured Entity

As of December 31, 2014, the nature, purpose and activities of the unconsolidated structured entities and how the structured entities are financed, are as follows:

Nature	Purpose	Activities	Methods of Financing

Asset-backed securitization	Early cash generation through transfer of securitization assets Fees earned as services to SPC, such as providing lines of credit and ABCP purchase commitments	Fulfillment of Asset-backed securitization plan Purchase and transfer of securitization assets Issuance and repayment of ABS and ABCP	Issuance of ABS and ABCP based on securitization assets

Project financing	Granting PF loans to SOC and real estate Granting loans to ships/aircrafts SPC	Construction of SOC and real estate Building ships/ construction and purchase of aircrafts	Loan commitments through Credit Line, providing lines of credit and investment agreements

Trust	Management of financial trusts; —Development trust —Mortgage trust —Management trust —Disposal trust —Distribution and management trust —Other trusts	Development, management, and disposal of trusted real estate assets Payment of trust fees and allocation of trust profits.	Distribution of trusted real estate assets and financing of trust company Public auction of trusted real estate assets and financing of trust company

Investment funds	Investment in beneficiary certificates Investment in PEF and partnerships	Management of fund assets Payment of fund fees and allocation of fund profits	Sales of beneficiary certificate instruments Investment of managing partners and limited partners

As of December 31, 2013 and 2014, the size of the unconsolidated structured entities and the risks associated with its interests in unconsolidated structured entities, are as follows:

	Dec. 31, 2013
	Asset-backed securitization		Project Financing		Trusts		Investment funds		Others		Total
	(In millions of Korean won)
Total assets of unconsolidated Structured Entity	￦	12,631,056	￦	24,605,331	￦	2,261,415	￦	12,618,790	￦	3,502,834	￦	55,619,426
Carrying amount on financial statements
Assets
Loans		382,478		3,155,621		—		—		291,599		3,829,698
Financial investments		1,121,676		97,754		—		525,680		—		1,745,110
Investment in associates		—		—		—		403,153		—		403,153
Other assets		—		—		165,709		1,909		—		167,618

Sub-total	￦	1,504,154	￦	3,253,375	￦	165,709	￦	930,742	￦	291,599	￦	6,145,579

Liabilities
Deposits	￦	306,931	￦	487,818	￦	—	￦	8,142	￦	5,473	￦	808,364
Other liabilities		—		14		—		144		—		158

Sub-total	￦	306,931	￦	487,832	￦	—	￦	8,286	￦	5,473	￦	808,522

Maximum exposure to loss(1)	￦	4,672,378	￦	5,714,293	￦	294,043	￦	2,476,902	￦	386,000	￦	13,543,616

Methods of determining the maximum exposure to loss		Providing lines of credit and purchase commitments		Investments / loans, loan commitments /investment agreements / purchase commitments and acceptances and guarantees		Dividends by results trust: Total amount of trust explosure		Investments /loans and capital commitments		Loan commitments

	Dec. 31, 2014
	Asset-backed securitization		Project Financing		Trusts		Investment funds		Others		Total
	(In millions of Korean won)
Total assets of unconsolidated Structured Entity	￦	13,013,795	￦	21,102,639	￦	1,986,277	￦	17,919,480	￦	6,484,363	￦	60,506,554
Carrying amount on financial statements
Assets
Loans		223,771		2,965,239		—		1,609		252,195		3,442,814
Financial investments		716,462		93,505		—		627,554		66,943		1,504,464
Investment in associates		—		—		—		390,337		—		390,337
Other assets		47		27		92,678		8,324		—		101,076

Sub-total	￦	940,280	￦	3,058,771	￦	92,678	￦	1,027,824	￦	319,138	￦	5,438,691

Liabilities
Deposits	￦	300,015	￦	500,538	￦	—	￦	6,067	￦	32,986	￦	839,606
Other liabilities		12		—		—		—		—		12

Sub-total	￦	300,027	￦	500,538	￦	—	￦	6,067	￦	32,986	￦	839,618

Maximum exposure to loss(1)	￦	5,338,975	￦	5,403,409	￦	206,911	￦	3,203,351	￦	590,257	￦	14,742,903

Methods of determining the maximum exposure to loss		Providing lines of credit and purchase commitments		Loan commitments /investment agreements / purchase commitments and acceptances and guarantees		Dividends by results trust: Total amount of trust explosure		Investments /loans and capital commitments		Loan commitments

(1)	Maximum exposure to loss includes the asset amounts, after deducting loss(provision for assets, impairment losses and others), recognized in the financial statements of the Group.

42. Finance/Operating Lease

42.1 Finance lease

42.1.1 The Group as finance lessee

The future minimum lease payments arising as of December 31, 2013 and 2014, are as follows:

	2013		2014
	(In millions of Korean won)
Net carrying amount of finance lease assets	￦	16,955	￦	72,392

Minimum lease payment
Within 1 year		1,927		18,765
1-5 years		—		5,472
Over 5 years		—		1,148

Total		1,927		25,385

Present value of minimum lease payment
Within 1 year		1,873		18,367
1-5 years		—		5,169
Over 5 years		—		996

Total		1,873		24,532

42.2.2 The Group as finance lessor

Total lease investment and the present value of minimum lease payments as of December 31, 2013 and 2014, are as follows:

	2013				2014
	Total lease investment		Present value of minimum lease payment		Total lease investment		Present value of minimum lease payment
	(In millions of Korean won)
Within 1 year	￦	—	￦	—	￦	348,579	￦	294,643
1-5 years		—		—		577,998		525,590

Total	￦	—	￦	—	￦	926,577	￦	820,233

Unearned interest income of finance lease as of December 31, 2013 and 2014, is as follows:

	2013		2014
	(In millions of Korean won)
Total lease investment	￦	—	￦	926,577
Net lease investment
Present value of minimum lease payment		—		820,233

Unearned interest income	￦	—	￦	106,344

42.2 Operating lease

42.2.1 The Group as operating lessee

The future minimum lease payments arising from the non-cancellable lease contracts as of December 31, 2013 and 2014, are as follows:

	2013		2014
	(In millions of Korean won)
Minimum lease payment
Within 1 year	￦	121,446	￦	124,183
1-5 years		108,962		103,595
Over 5 years		67		34,439

Total	￦	230,475	￦	262,217

Minimum sublease payment	￦	(367)	￦	(382)

The lease payment reflected in profit or loss for the years ended December 31, 2012, 2013 and 2014, are as follows:

	2012		2013		2014
	(In millions of Korean won)
Lease payment reflected in profit or loss
Minimum lease payment	￦	201,450	￦	204,164	￦	218,635
Sublease payment		(165)		(118)		(156)

Total	￦	201,285	￦	204,046	￦	218,479

42.2.2 The Group as operating lessor

The future minimum lease receipts arising from the non-cancellable lease contracts as of December 31, 2013 and 2014, are as follows:

	2013		2014
	(In millions of Korean won)
Minimum lease receipts
Within 1 year	￦	8,327	￦	27,613
1-5 years		22,280		52,621

Total	￦	30,607	￦	80,234

43. Related Party Transactions

Income and expenses arising from transactions with related parties for the years ended December 31, 2012, 2013 and 2014, are as follows:

		2012		2013		2014
		(In millions of Korean won)
Associates
Balhae Infrastructure Fund	Fee and commission income	￦	—	￦	7,908	￦	7,851
Korea Credit Bureau Co., Ltd.	Fee and commission income		3		3		3
	Interest expense		143		139		66
UAMCO., Ltd.	Interest income		297		31		—
	Fee and commission income		—		—		14
	Reversal for credit loss		68		—		—
	Interest expense		—		—		12
	Other operating expense		93,266		7,626		—
Incheon Bridge Co., Ltd.	Interest income		—		14,592		13,226
	Reversal for credit loss		—		2		—
	Interest expense		—		909		543
	Provision for credit loss		—		—		2
KB No.2 Special Purpose Acquisition Company(1)	Interest income		—		—		27
	Fee and commission income		—		—		518
	Gains on financial assets/liabilities at fair value through profit or loss		—		—		1,440
	Other non-operating income		—		—		20
	Interest expense		—		—		1
KB No.3 Special Purpose Acquisition Company	Interest income		—		—		30
	Fee and commission income		—		—		350
	Other non-operating income		—		—		10
	Gains on financial assets/liabilities at fair value through profit or loss		—		—		1,462
	Provision for credit loss		—		—		14
	Interest expense		—		—		6
KB No.4 Special Purpose Acquisition Company	Interest income		—		—		24
	Other non-operating income		—		—		11
	Fee and commission income		—		—		350
	Gains on financial assets/liabilities at fair value through profit or loss		—		—		1,751
	Provision for credit loss		—		—		14
	Interest expense		—		—		9
KB No.5 Special Purpose Acquisition Company	Interest income		—		—		13
	Fee and commission income		—		—		175
	Gains on financial assets/liabilities at fair value through profit or loss		—		—		1,780
	Other non-operating income		—		—		5
	Provision for credit loss		—		—		14
	Interest expense		—		—		4
KB No.6 Special Purpose Acquisition Company	Interest income		—		—		9
	Fee and commission income		—		—		525
	Gains on financial assets/liabilities at fair value through profit or loss		—		—		1,556
	Other non-operating income		—		—		39
	Interest expense		—		—		4

		2012	2013	2014
		(In millions of Korean won)
United PF 1st Recovery Private Equity Fund	Interest income	500	91	—
	Other operating income	1,900	—	—
	Interest expense	28	—	—
	Reversal for credit loss	7	83	—
KBIC Private Equity Fund No. 3	Fee and commission income	300	300	300
	Interest expense	—	91	38
NPS KBIC Private Equity Fund No. 1	Fee and commission income	474	474	236
	Provision for credit loss	—	—	133
KoFC KBIC Frontier Champ 2010-5(PEF)	Fee and commission income	1,000	1,014	778
	Other operating expense	—	—	534
KoFC POSCO HANHWA KB Shared Growth Private Equity Fund	Fee and commission income	303	569	634
	Other operating income	—	—	3
	Other operating expense	—	—	395
KB GwS Private Securities Investment Trust	Fee and commission income	12,978	917	926
	Other operating income	—	1,934	2,006
KB Star Office Private Real Estate Investment Trust No.1	Interest income	—	—	562
	Fee and commission income	—	435	435
	Interest expense	9	75	50
Semiland Co., Ltd.(1)	Interest income	17	14	8
	Reversal for credit loss	4	—	4
	Other non-operating expense	—	—	613
Kores Co., Ltd.(1)	Interest income	317	386	—
	Fee and commission income	9	—	—
	Reversal for credit loss	—	36	—
	Provision for credit loss	325	—	—
PyungJeon Industries Co., Ltd.(1)	Reversal for credit loss	—	1,055	—
	Provision for credit loss	343	—	—
Testian Co., Ltd.(1)	Interest income	104	10	—
	Other operating income	15	—	—
Sehwa Electronics Co., Ltd.(1)	Fee and commission income	33	—	—
	Gains on financial assets/liabilities at fair value through profit or loss	2	35	—
	Fee and commission expense	—	7	—
	Interest expense	10	—	—
	Losses on financial assets/liabilities at fair value through profit or loss	143	—	—
Serit Platform Co., Ltd.(1)	Interest income	78	58	—
	Fee and commission income	27	17	—
	Provision for credit loss	4	74	—
DS Plant Co., Ltd.(1)	Interest income	315	211	—
	Fee and commission income	—	4	—
	Reversal for credit loss	3	10	—
	Other operation income	—	8	—
	Interest expense	1	2	—
	Fee and commission expense	2	—	—
	Losses on financial assets/liabilities at fair value through profit or loss	—	26	—
DaiYang Metal Co., Ltd.(1)	Interest income	—	3	—
Ssangyong Engineering & Construction Co., Ltd.(1)	Interest income	—	2,007	—
	Reversal for credit loss	—	7,550	—

		2012	2013	2014
		(In millions of Korean won)
Sunoo Co., Ltd.(1)	Interest expense	—	1	—
KB Global Star Game & Apps SPAC(1)	Interest income	77	81	—
	Gains on financial assets/liabilities at fair value through profit or loss	158	1,210	1,215
	Other operating income	3	7	—
	Interest expense	430	10	—
	Losses on financial assets/liabilities at fair value through profit or loss	—	—	691
	Provision for credit loss	—	4	—
CH engineering Co., Ltd.	Reversal for credit loss	106	—	—
Evalley Co., Ltd.	Reversal for credit loss	77	—	—
Joam Housing Development Co., Ltd.	Interest expense	1	—	—
Other
Retirement pension	Fee and commission income	415	386	448
	Interest expense	1,699	1,971	788

(1)	Not considered to be the Group’s related party as at December 31, 2014.

The details of receivables and payables, and related allowances for loans losses arising from the related party transactions as of December 31, 2013 and 2014, are as follows:

		2013		2014
		(In millions of Korean won)
Associates
JSC Bank CenterCredit	Cash and due from financial institutions	￦	353	￦	178
Balhae Infrastructure Fund	Other assets		—		2,002
Korea Credit Bureau Co., Ltd.	Loans and receivables (Gross amount)		—		19
	Deposits		20,200		24,715
	Other liabilities		64		17
UAMCO., Ltd.	Loans and receivables (Gross amount)		—		2
	Deposits		5		1,654
	Provisions		192		—
Semiland Co., Ltd.(1)	Loans and receivables (Gross amount)		19		—
	Deposits		1		—
	Provisions		3		—
Incheon Bridge Co., Ltd.	Loans and receivables (Gross amount)		249,362		247,885
	Allowances for loan losses		300		302
	Other assets		1,343		1,144
	Deposits		30,991		35,421
	Other liabilities		240		249
Terra Co., Ltd.	Deposits		1		1
KB No.3 Special Purpose Acquisition Company	Derivative financial assets		—		1,793
	Loans and receivables (Gross amount)		—		1,465
	Deposits		—		832
	Other liabilities		—		6
KB No.4 Special Purpose Acquisition Company	Derivative financial assets		—		2,167
	Loans and receivables (Gross amount)		—		1,876
	Deposits		—		2,500
	Other liabilities		—		1
KB No.5 Special Purpose Acquisition Company	Derivative financial assets		—		2,143
	Loans and receivables (Gross amount)		—		1,816
	Deposits		—		2,389
	Other liabilities		—		1

		2013	2014
		(In millions of Korean won)
KB No.6 Special Purpose Acquisition Company	Derivative financial assets	—	1,837
	Loans and receivables (Gross amount)	—	1,438
	Deposits	—	4,406
	Other liabilities	—	3
United PF 1st Recovery Private Equity Fund	Provisions	82	—
KB-Glenwood Private Equity Fund	Deposits	1	—
KBIC Private Equity Fund No. 3	Other assets	76	151
	Deposits	1,400	1,400
	Other liabilities	25	24
NPS KBIC Private Equity Fund No. 1	Other assets	65	9
	Other liabilities	42	—
KoFC KBIC Frontier Champ 2010-5(PEF)	Other assets	266	139
	Provisions	—	534
KoFC POSCO HANHWA KB Shared Growth Private Equity Fund	Other assets	569	634
	Provisions	—	128
KB GwS Private Securities Investment Trust	Other assets	—	673
KB Star Office Private Real Estate Investment Trust No.1	Loans and receivables (Gross amount)	—	10,000
	Other assets	—	155
	Deposits	8,142	6,067
	Other liabilities	31	—
Kores Co., Ltd.(1)	Loans and receivables (Gross amount)	7,854	—
	Allowances for loan losses	3,836	—
	Other liabilities	2	—
Ssangyong Engineering & Construction Co., Ltd.(1)	Loans and receivables (Gross amount)	47,104	—
	Allowances for loan losses	38,784	—
	Deposits	61	—
	Other liabilities	14	—
Key management
	Loans and receivables (Gross amount)	4,765	2,527
	Allowances for loan losses	1	—
	Other assets	6	3
	Deposits	6,932	18,462
	Insurance contract liability	770	1,292
	Other liabilities	111	173
	Provisions	2	—
Other
Retirement pension	Other assets	166	191
	Deposits	48,840	41,412
	Other liabilities	908	246

(1)	Not considered to be the Group’s related party as at December 31, 2014.

In accordance with IAS 24, the Group includes parent, parent’s subsidiaries, associates, associates of parent’s subsidiaries, key management (including family members), and post-employment benefit plans of the Group and entities regarded as its related parties in the scope of its related parties. Additionally, the Group discloses balances (receivables and payables) and other amounts arising from the related party transactions in the notes to the consolidated financial statements. Refer to Note 13 for details on investments in associates.

Key management includes the directors of the parent company and the executive directors (vice-presidents and above) of Kookmin Bank and companies where the directors and /or their close family members have control or joint control.

Significant loan transactions with related parties for the years ended December 31, 2013 and 2014, are as follows:

	2013(1)
	Beginning		Loans		Repayments		Others		Ending
	(In millions of Korean won)
Associates
United PF 1st Recovery Private Equity Fund	￦	2,805	￦	1,913	￦	(4,718)	￦	—	￦	—
UAMCO., Ltd		—		47,181		(47,181)		—		—
Kores Co., Ltd.(2)		7,854		900		(900)		—		7,854
Incheon Bridge Co., Ltd		263,080		8,777		(22,495)		—		249,362
Ssangyong Engineering & Construction Co., Ltd.(2)		46,275		36,843		(36,014)		—		47,104
Semiland Co., Ltd.(2)		—		86		(67)		—		19

	2014(1)
	Beginning		Loans		Repayments		Others		Ending
	(In millions of Korean won)
Associates
Incheon Bridge Co., Ltd	￦	249,362	￦	12,375	￦	(13,852)	￦	—	￦	247,885
KB Star Office Private Real Estate Investment Trust No.1		—		10,000		—		—		10,000
KB No.2 Special Purpose Acquisition Company		—		1,085		(1,085)		—		—
KB No.3 Special Purpose Acquisition Company		—		1,780		—		(315)		1,465
KB No.4 Special Purpose Acquisition Company		—		2,280		—		(404)		1,876
KB No.5 Special Purpose Acquisition Company		—		2,180		—		(364)		1,816
KB No.6 Special Purpose Acquisition Company		—		1,710		—		(272)		1,438
Korea Credit Bureau Co., Ltd		—		19		—		—		19
UAMCO., Ltd		—		2		—		—		2

(1)	Transactions and balances arising from operating activities between related parties, such as payments, are excluded.
(2)	Not considered to be the Group’s related party as at December 31, 2014.

Unused commitments to related parties as of December 31, 2013 and 2014, are as follows:

		2013		2014
		(In millions of Korean won)
Balhae Infrastructure Fund	Purchase of security investment	￦	21,744	￦	21,744
UAMCO., Ltd.	Loan commitments in Korean won		127,800		—
	Purchase of security investment		89,950		89,950
United PF 1st Recovery Private Equity Fund	Loan commitments in Korean won		54,600		—
	Purchase of security investment		49,383		49,383
KoFC KBIC Frontier Champ 2010-(PEF)	Purchase of security investment		2,200		2,150
KoFC POSCO HANHWA KB Shared Growth Private Equity Fund	Purchase of security investment		35,975		23,750
Incheon Bridge Co., Ltd.	Loan commitments in Korean won		42,088		33,163
KB GwS Private Securities Investment Trust and others	Loan commitments		757		372
	Purchase of security investment		1,119		1,119

Unused commitments received from related party entities as at December 31, 2013 and 2014, are as follows:

		2013		2014
		(In millions of Korean won)
Associates
Ssangyong Engineering & Construction Co., Ltd. (1)	Acceptances and Guarantees Outstanding in Won	￦	293,500	￦	—

(1)	Deemed not to be related as of December 31, 2014; therefore, 2014 balances are not presented.

Compensation to key management for the years ended December 31, 2012, 2013 and 2014, consists of:

	2012
	Short-term employee benefits		Post- employment benefits		Termination benefits		Share-based payments		Total
	(In millions of Korean won)
Registered directors (executive)	￦	4,075	￦	230	￦	—	￦	3,480	￦	7,785
Registered directors (non-executive)		1,107		—		—		18		1,125
Non-registered directors		6,067		436		—		3,751		10,254

Total	￦	11,249	￦	666	￦	—	￦	7,249	￦	19,164

	2013
	Short-term employee benefits		Post- employment benefits		Termination benefits		Share-based payments		Total
	(In millions of Korean won)
Registered directors (executive)	￦	3,270	￦	144	￦	—	￦	(578)	￦	2,836
Registered directors (non-executive)		1,199		—		—		13		1,212
Non-registered directors		7,305		380		1,024		5,686		14,395

Total	￦	11,774	￦	524	￦	1,024	￦	5,121	￦	18,443

	2014
	Short-term employee benefits		Post- employment benefits		Share-based payments		Total
	(In millions of Korean won)
Registered directors (executive)	￦	1,580	￦	136	￦	(15)	￦	1,701
Registered directors (non-executive)		1,203		—		(15)		1,188
Non-registered directors		7,517		406		5,678		13,601

Total	￦	10,300	￦	542	￦	5,648	￦	16,490

Collateral received from related party entities as of December 31, 2013 and 2014, follows:

		2013		2014
		(In millions of Korean won)
Associates
Kores Co., Ltd.(1)	Row house	￦	24	￦	—
	Apartment		24		—
	Factory/Forest land		15,000		—
Incheon Bridge Co., Ltd.	Fund management account for Standby loan commitment		65,000		65,000
KB Star office Private real estate Investment Trust No.1	Real estate		—		13,000
Key management	Time deposits and others		207		296
	Real estate		7,381		3,583

(1)	Deemed not to be related as of December 31, 2014; therefore, 2014 balances are not presented.

As of December 31, 2014, Incheon Bridge Co., Ltd, a related party, provides fund management account, civil engineering completed risk insurance, shares and management rights as unsubordinated collaterals in respect to collateralized amount of ￦816,400 million to a financial syndicate consisting of the Group and four other institutions, and as subordinated collateral in respect to collateralized amount of ￦201,100 million to subordinated debt holders consisting of the Group and two other institutions.

44. Business combination

The Group obtained control of Woori Financial Co., Ltd. from the Woori Financial Group Inc. for ￦279,870 million (11,180,630 shares, 52.02%) on March 20, 2014. Woori Financial Co., Ltd. operates rental of facilities, installment financial business, factoring business and others. Woori Financial Co., Ltd. has changed its name to KB Capital Co., Ltd.

The Group expects synergies from diversification of business portfolio through reinforcement of non-banking services, diversification of profit structure through expansion of customer range, vitalization of connected business between financial subsidiaries, reinforcement of retail banking business marketing, financing cheap money through the financial group and others.

The goodwill of business combination consists of expected synergies through business combination, the value of unrecognized assets and others.

The consideration transferred and the assets and liabilities arising from the M&A deal are as follows:

	Amounts
	(In millions of Korean won)
Total consideration	￦	279,870

Recognized amounts of identifiable assets acquired and liabilities assumed
Cash and due from financial institutions		17,572
Available-for-sale financial assets		6,872
Loans		3,888,468
Equipment / intangible assets		16,828
Other assets		59,055

Total assets		3,988,795

Debts		580,000
Debentures		2,751,344
Other liabilities		272,495

Total liabilities		3,603,839

Total identifiable net assets	￦	384,956

Ratio of shareholding acquired (%)		52.02
Relevant amount of shares	￦	200,261
Goodwill		79,609
Acquisition-related costs(1)		2,094

(1)	Recorded as fee and commission expense in the statement of comprehensive income.

The receivables including loans from the M&A deal at the acquisition date are as follows:

	Amounts
	(In millions of Korean won)
Fair value
Due from financial institutions	￦	4,601
Loans		3,893,069
Others		25,321

Total fair value	￦	3,922,991

Contractual cash flow
Due from financial institutions	￦	4,601
Loans		3,900,760
Others		26,478

Total contractual cash flow	￦	3,931,839

Estimate of the contractual cash flows not expected to be collected
Loans	￦	82,640
Others		1,085

Total estimate of the contractual cash flows not expected to be collected	￦	83,725

The Group measured non-controlling interests in KB Capital Co., Ltd.’s net asset fair value as of the date of acquisition. As a result, non-controlling interest amounting to ￦184,695 million is recognized as of the date of acquisition.

Due to the business combination, the net operating income and profit for the period from March 20, 2014 to December 31, 2014, included in the consolidated statement of comprehensive income were ￦39,666 million and ￦29,990 million (profit attributable to shareholders of the parent company is ￦15,601 million), respectively.

Assuming the date of acquisition is the beginning of the reporting period, the income from operations and net profit for the period would have increased by ￦6,137 million and ￦4,649 million, respectively. In calculating the pro forma information, the operating results of the acquired companies for the period before acquisition have been adjusted to reflect the Group’s accounting policies and the fair value adjustments made upon acquisition.

45. Approval of Issuance of the Financial Statements

The issuance of the Group’s consolidated financial statements as of and for the year ended December 31, 2014, was approved by the Board of Directors on February 5, 2015.

46. Parent Company Information

The following tables present the Parent Company Only financial information:

Condensed Statements of Financial Position

	Dec. 31 2012		Dec. 31 2013		Dec. 31 2014
	(In millions of Korean won)
Assets
Cash held at bank subsidiaries	￦	96,234	￦	77,298	￦	30,739
Receivables from nonbanking subsidiaries		25,000		10,000		10,000
Investments in subsidiaries(1)
Banking subsidiaries		14,821,721		14,821,721		14,821,721
Nonbanking subsidiaries		3,123,127		3,470,722		3,735,845
Other assets		323,946		284,801		612,216

Total assets	￦	18,390,028	￦	18,664,542	￦	19,210,521

Liabilities and shareholders’ equity
Debts	￦	—	￦	—	￦	—
Debentures		—		349,157		628,837
Other liabilities		305,686		266,963		295,010
Shareholders’ equity		18,084,342		18,048,422		18,286,674

Total liabilities and shareholders’ equity	￦	18,390,028	￦	18,664,542	￦	19,210,521

(1)	Investments in subsidiaries were accounted at cost method in accordance with IAS 27.

Condensed Statements of Comprehensive Income

	2012		2013		2014
	(In millions of Korean won)
Income
Dividends from subsidiaries:
Dividends from banking subsidiaries	￦	687,925	￦	245,044	￦	493,782
Interest from subsidiaries		6,018		3,859		2,391
Other income		—		—		—

Total income		693,943		248,903		496,173

Expense
Interest expense		3,025		5,227		19,149
Non-interest expense		44,901		48,273		43,473

Total expense		47,926		53,500		62,622

Profit(loss) before tax expense		646,017		195,403		433,551

Tax income(expense)		1,080		423		(600)

Profit(loss) for the year		647,097		195,826		432,951

Other comprehensive income(loss) for the year, net of tax		(862)		65		(1,523)

Total comprehensive income for the year	￦	646,235	￦	195,891	￦	431,428

Condensed Statements of Cash Flows

	2012		2013		2014
	(In millions of Korean won)
Operating activities
Net income (loss)	￦	647,097	￦	195,826	￦	432,951
Reconciliation of net income (loss) to net cash provided by operating activities:
Other operating activities, net		15,807		40,272		(286,554)

Net cash provided by (used in) operating activities		662,904		236,098		146,397

Investing activities
Net payments from (to) subsidiaries		(136,526)		(369,590)		(279,870)
Other investing activities, net		7,998		(2,710)		750

Net cash used in investing activities		(128,528)		(372,300)		(279,120)

Financing activities
Increase in debts		170,000		315,000		—
Decreases in debts		(300,000)		(315,000)		—
Increases in debentures		—		349,077		279,340
Decreases in debentures		(50,000)		—		—
Cash dividends paid		(278,173)		(231,811)		(193,176)

Net cash provided by (used in) financing activities		(458,173)		117,266		86,164

Net increase in cash held at bank subsidiaries		76,203		(18,936)		(46,559)
Cash held at bank subsidiaries at January 1		20,028		96,231		77,295

Cash held at bank subsidiaries at December 31	￦	96,231	￦	77,295	￦	30,736