Form 20-F
period 2015-12-31
KB Financial Group Inc.
filed 2016-04-28
CIK 1445930

As filed with the Securities and Exchange Commission on April 28, 2016

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2015

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

84, Namdaemoon-ro, Jung-gu, Seoul 04534, Korea

(Address of principal executive offices)

Peter BongJoong Kwon

84, Namdaemoon-ro, Jung-gu, Seoul 04534, Korea

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

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

The financial statements included in this annual report are prepared in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB. As such, we make an explicit and unreserved statement of compliance with IFRS as issued by the IASB with respect to our consolidated financial statements as of December 31, 2014 and 2015 and for the years ended December 31, 2013, 2014 and 2015 included in this annual report. Unless indicated otherwise, the financial information in this annual report as of and for the years ended December 31, 2011, 2012, 2013, 2014 and 2015 has been prepared in accordance with IFRS as issued by the IASB, which is not comparable to information prepared in accordance with generally accepted accounting principles in the United States, or U.S. GAAP.

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

For your convenience, this annual report contains translations of Won amounts into U.S. dollars at the noon buying rate of the Federal Reserve Bank of New York for Won in effect on December 31, 2015, which was ￦1,169.3 = US$1.00.

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

The selected consolidated financial and operating data set forth below as of and for the years ended December 31, 2011, 2012, 2013, 2014 and 2015 have been derived from our audited consolidated financial statements, which have been prepared in accordance with IFRS as issued by the IASB. Our consolidated financial statements as of and for the years ended December 31, 2011, 2012, 2013, 2014 and 2015 have been audited by independent registered public accounting firm Samil PricewaterhouseCoopers.

You should read the following data together with the more detailed information contained in “Item 5. Operating and Financial Review and Prospects” and our consolidated financial statements included elsewhere in this annual report. Historical results do not necessarily predict future results.

Consolidated statements of comprehensive income data

	Year Ended December 31,
	2011		2012(1)		2013(1)		2014(1)		2015(1)		2015(2)
	(in billions of Won, except common share data)										(in millions of US$, except common share data)
Interest income	￦	13,956	￦	14,210	￦	12,357	￦	11,635	￦	10,376	US$	8,874
Interest expense		(6,852)		(7,172)		(5,834)		(5,219)		(4,173)		(3,569)

Net interest income		7,104		7,038		6,523		6,416		6,203		5,305

Fee and commission income		2,830		2,754		2,657		2,666		2,971		2,541
Fee and commission expense		(1,035)		(1,187)		(1,178)		(1,283)		(1,436)		(1,228)

Net fee and commission income		1,795		1,567		1,479		1,383		1,535		1,313

Net gains on financial assets and liabilities at fair value through profit or loss		1,036		812		757		439		360		308

Net other operating income (expenses)		(1,092)		(1,532)		(1,305)		(1,041)		(716)		(612)

General and administrative expenses		(3,887)		(3,846)		(3,984)		(4,010)		(4,524)		(3,869)

Operating profit before provision for credit losses		4,956		4,039		3,470		3,187		2,858		2,445

Provision for credit losses		(1,513)		(1,607)		(1,443)		(1,228)		(1,037)		(887)

Net operating profit		3,443		2,432		2,027		1,959		1,821		1,558

Share of profit (loss) of associates and joint ventures		5		(15)		(199)		13		203		174

Net other non-operating income (expense)		(142)		(118)		(12)		(71)		140		120

Net non-operating profit (loss)		(137)		(133)		(211)		(58)		343		294

Profit before income tax		3,306		2,299		1,816		1,901		2,164		1,852

Tax income (expense)		(565)		(520)		(541)		(486)		(437)		(374)

Profit for the year	￦	2,741	￦	1,779	￦	1,275	￦	1,415	￦	1,727	US$	1,478

Items that will not be reclassified to profit or loss:
Remeasurements of net defined benefit		(32)		(30)		41		(100)		(23)		(20)

Items that may be reclassified subsequently to profit or loss:
Exchange differences on translating foreign operations		6		(26)		(2)		17		45		39
Valuation gains (losses) on financial investments		(240)		246		(4)		249		(29)		(25)
Shares of other comprehensive income (loss) of associates and joint ventures		(1)		(44)		(10)		(32)		—		—
Cash flow hedges		(1)		(1)		2		(10)		1		1
Losses on hedges of a net investment in a foreign operation		—		—		—		—		(25)		(22)

Other comprehensive income (loss) for the year, net of tax		(268)		145		27		124		(31)		(27)

Total comprehensive income for the year	￦	2,473	￦	1,924	￦	1,302	￦	1,539	￦	1,696	US$	1,451

Profit attributable to:
Shareholders of the parent company	￦	2,686	￦	1,770	￦	1,272	￦	1,401	￦	1,698	US$	1,452
Non-controlling interests		55		9		3		14		29		26

	￦	2,741	￦	1,779	￦	1,275	￦	1,415	￦	1,727	US$	1,478

Total comprehensive income attributable to:
Shareholders of the parent company	￦	2,414	￦	1,904	￦	1,313	￦	1,526	￦	1,667	US$	1,426
Non-controlling interests		59		20		(11)		13		29		25

	￦	2,473	￦	1,924	￦	1,302	￦	1,539	￦	1,696	US$	1,451

Earnings per share
Basic earnings per share	￦	7,310	￦	4,580	￦	3,291	￦	3,626	￦	4,396	US$	3.76
Diluted earnings per share		7,293		4,567		3,277		3,611		4,376		3.74

(1)

Pursuant to the adoption of IFRS 10, Consolidated Financial Statements, which is effective beginning in 2013, our consolidated financial statements as of and for the years ended December 31, 2013, 2014 and 2015 include trust accounts for which we guarantee only the repayment of principal, as well as certain other entities, which were not previously subject to consolidation, while excluding certain other entities that were previously consolidated. Our consolidated financial statements as of and for the year ended December 31, 2012 have been restated to retroactively apply this change. Amounts for 2012 reflect such restatement, while amounts for 2011 have not been correspondingly restated.

(2)

Won amounts are expressed in U.S. dollars at the rate of ￦1,169.3 to US$1.00, the noon buying rate in effect on December 31, 2015 as quoted by the Federal Reserve Bank of New York in the United States.

Consolidated statements of financial position data

	Year Ended December 31,
	2011		2012(1)		2013(1)		2014(1)		2015(1)		2015(2)
	(in billions of Won)										(in millions of US$)
Assets
Cash and due from financial institutions	￦	9,178	￦	10,593	￦	14,793	￦	15,424	￦	16,316	US$	13,954
Financial assets at fair value through profit or loss		6,326		9,560		9,329		10,758		11,174		9,557
Derivative financial assets		2,449		2,091		1,819		1,968		2,278		1,948
Loans		212,107		213,645		219,001		231,450		245,005		209,539
Financial investments		35,432		36,467		34,849		34,961		39,137		33,471
Investments in associates and joint ventures		892		935		755		670		1,738		1,486
Property and equipment		3,186		3,100		3,061		3,083		3,287		2,812
Investment property		52		53		166		378		212		181
Intangible assets		468		493		443		489		467		399
Current income tax assets		292		333		347		306		19		16
Deferred income tax assets		22		18		16		16		8		7
Assets held for sale		10		35		38		70		49		42
Other assets		7,467		8,747		7,551		8,783		9,375		8,019

Total assets	￦	277,881	￦	286,070	￦	292,168	￦	308,356	￦	329,065	US$	281,431

Liabilities
Financial liabilities at fair value through profit or loss	￦	1,388	￦	1,851	￦	1,115	￦	1,819	￦	2,975	US$	2,544
Derivative financial liabilities		2,059		2,055		1,795		1,797		2,326		1,989
Deposits		190,337		197,346		200,882		211,549		224,268		191,804
Debts		16,824		15,965		14,101		15,865		16,241		13,890
Debentures		27,070		24,270		27,040		29,201		32,601		27,881
Provisions		798		670		678		614		607		520
Defined benefit liabilities		128		84		64		76		73		63
Current income tax liabilities		589		265		211		232		31		26
Deferred income tax liabilities		221		154		62		93		179		153
Other liabilities		15,087		18,328		20,237		19,597		20,862		17,842

Total liabilities	￦	254,501	￦	260,988	￦	266,185	￦	280,843	￦	300,163	US$	256,712

	Year Ended December 31,
	2011		2012(1)		2013(1)		2014(1)		2015(1)		2015(2)
	(in billions of Won)										(in millions of US$)
Total Equity
Capital stock	￦	1,932	￦	1,932	￦	1,932	￦	1,932	￦	1,932	US$	1,652
Capital surplus		15,842		15,840		15,855		15,855		15,855		13,559
Accumulated other comprehensive income		168		295		336		461		429		369
Retained earnings		5,256		6,820		7,860		9,067		10,464		8,949

Equity attributable to shareholders of the parent company		23,198		24,887		25,983		27,315		28,680		24,529
Non-controlling interests		182		195		—		198		222		190

Total equity	￦	23,380	￦	25,082	￦	25,983	￦	27,513	￦	28,902	US$	24,719

Total liabilities and equity	￦	277,881	￦	286,070	￦	292,168	￦	308,356	￦	329,065	US$	281,431

(1)

Pursuant to the adoption of IFRS 10, Consolidated Financial Statements, which is effective beginning in 2013, our consolidated financial statements as of and for the years ended December 31, 2013, 2014 and 2015 include trust accounts for which we guarantee only the repayment of principal, as well as certain other entities, which were not previously subject to consolidation, while excluding certain other entities that were previously consolidated. Our consolidated financial statements as of and for the year ended December 31, 2012 have been restated to retroactively apply this change. Amounts as of December 31, 2012 reflect such restatement, while amounts as of December 31, 2011 have not been correspondingly restated.

(2)

Won amounts are expressed in U.S. dollars at the rate of ￦1,169.3 to US$1.00, the noon buying rate in effect on December 31, 2015 as quoted by the Federal Reserve Bank of New York in the United States.

Profitability ratios and other data

	As of or for the year Ended December 31,
	2011	2012	2013	2014	2015
	(Percentages)
Profit (loss) attributable to stockholders as a percentage of:
Average total assets(1)	0.99%	0.60%	0.44%	0.47%	0.54%
Average stockholders’ equity(1)	11.47	7.13	5.00	5.30	6.05
Dividend payout ratio(2)	10.23	13.40	15.01	21.48	22.32
Net interest spread(3)	2.64	2.48	2.31	2.22	2.07
Net interest margin(4)	2.88	2.71	2.51	2.39	2.20
Efficiency ratio(5)	43.96	48.78	53.45	55.72	61.28
Cost-to-average assets ratio(6)	1.41	1.33	1.37	1.34	1.43
Won loans (gross) as a percentage of Won deposits	107.97	106.37	107.12	107.73	107.88
Total loans (gross) as a percentage of total deposits	113.25	109.92	110.44	110.57	110.40

(1)	Average balances are based on daily balances for our banking, credit card and investment and securities operations and monthly or quarterly balances for our other operations.
(2)	Represents the ratio of total dividends declared on common stock as a percentage of profit attributable to stockholders.
(3)	Represents the difference between the yield on average interest earning assets and cost of average interest bearing liabilities.
(4)	Represents the ratio of net interest income to average interest earning assets.
(5)

Represents the ratio of general and administrative expenses to the sum of net interest income, net fee and commission income, net gain on financial assets and liabilities at fair value through profit or loss and net other operating income.

(6)	Represents the ratio of general and administrative expenses to average total assets.

Capital ratios

	As of or for the year Ended December 31,
	2013	2014	2015
	(Percentages)
Consolidated capital adequacy ratio of KB Financial Group(1)	15.38%	15.53%	15.48%
Capital adequacy ratios of Kookmin Bank
Tier I capital adequacy ratio(2)	12.61	13.38	13.74
Common equity Tier I capital adequacy ratio(2)	12.61	13.38	13.74
Tier II capital adequacy ratio(2)	2.81	2.59	2.27
Average stockholders’ equity as a percentage of average total assets	8.87	8.83	8.87

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

Credit portfolio ratios and other data

	As of December 31,
	2011		2012		2013		2014		2015
	(in billions of Won, except percentages)
Total loans(1)	￦	215,555	￦	216,914	￦	221,862	￦	233,902	￦	247,587
Total non-performing loans(2)		1,180		1,606		1,421		1,068		922
Other impaired loans not included in non-performing loans		2,285		2,086		2,669		1,996		2,075
Total of non-performing loans and other impaired loans		3,465		3,692		4,090		3,064		2,997
Total allowances for loan losses		3,448		3,269		2,861		2,452		2,582
Non-performing loans as a percentage of total loans		0.55%		0.74%		0.64%		0.46%		0.37%
Non-performing loans as a percentage of total assets		0.42%		0.56%		0.49%		0.35%		0.28%
Total of non-performing loans and other impaired loans as a percentage of total loans		1.61%		1.70%		1.84%		1.31%		1.21%
Allowances for loan losses as a percentage of total loans		1.60%		1.51%		1.29%		1.05%		1.04%

(1)	Before deduction of allowances for loan losses.
(2)	Non-performing loans are defined as those loans, including corporate, retail and other loans, which are past due by 90 days or more.

Selected Statistical Information

Average Balance Sheets and Related Interest

The following table shows our average balances and interest rates for the past three years:

	Year Ended December 31,
	2013					2014					2015
	Average Balance (1)		Interest Income (2)(3)		Average Yield	Average Balance (1)		Interest Income (2)(3)		Average Yield	Average Balance (1)		Interest Income (2)(3)		Average Yield
	(in billions of Won, except percentages)
Assets
Cash and interest earning deposits in other banks	￦	5,905	￦	146	2.47%	￦	7,811	￦	190	2.43%	￦	8,980	￦	152	1.69%
Financial investment (debt securities) (4)		33,339		1,269	3.81		31,530		1,120	3.55		32,423		989	3.05
Loans:
Corporate		100,614		4,526	4.50		101,875		4,145	4.07		105,821		3,618	3.42
Mortgage		44,514		1,826	4.10		48,160		1,746	3.63		51,467		1,554	3.02
Home equity		30,275		1,287	4.25		32,030		1,216	3.80		33,572		1,047	3.12
Other consumer		30,536		1,974	6.46		32,981		2,019	6.12		35,351		1,843	5.21
Credit cards (5)		11,611		1,242	10.70		11,312		1,123	9.93		11,907		1,091	9.16
Foreign		2,851		87	3.05		2,631		76	2.89		2,794		82	2.93

Loans (total)		220,401		10,942	4.96		228,989		10,325	4.51		240,912		9,235	3.83

Total average interest earning assets	￦	259,645	￦	12,357	4.76%	￦	268,330	￦	11,635	4.34%	￦	282,315	￦	10,376	3.67%

Cash and due from banks		7,688		—	—		7,978		—	—		8,804		—	—
Financial assets at fair value through profit or loss:
Debt securities (3)		8,091		—	—		8,631		—	—		9,321		—	—
Equity securities		1,280		—	—		847		—	—		689		—	—
Other		42		—	—		47		—	—		62		—	—

Financial assets at fair value through profit or loss (total)		9,413		—	—		9,525		—	—		10,072		—	—
Financial investment (equity securities)		2,671		—	—		2,999		—	—		3,177		—	—
Investment in associates		882		—	—		698		—	—		1,048		—	—
Derivative financial assets		1,760		—	—		1,791		—	—		2,121		—	—
Premises and equipment		3,191		—	—		3,197		—	—		3,230		—	—
Intangible assets		475		—	—		463		—	—		470		—	—
Allowances for loan losses		(4,108)		—	—		(3,556)		—	—		(2,922)		—	—
Other non-interest earning assets		8,555		—	—		7,570		—	—		7,748		—	—

Total average non-interest earning assets		30,527		—	—		30,665		—	—		33,748		—	—

Total average assets	￦	290,172	￦	12,357	4.26%	￦	298,995	￦	11,635	3.89%	￦	316,063	￦	10,376	3.28%

	Year Ended December 31,
	2013					2014					2015
	Average Balance (1)		Interest Expense		Average Cost	Average Balance (1)		Interest Expense		Average Cost	Average Balance (1)		Interest Expense		Average Cost
	(in billions of Won, except percentages)
Liabilities
Deposits:
Demand deposits	￦	60,894	￦	285	0.47%	￦	67,612	￦	283	0.42%	￦	82,614	￦	291	0.35%
Time deposits		130,286		3,940	3.02		130,258		3,516	2.70		123,977		2,674	2.16
Certificates of deposit		1,780		54	3.03		1,689		46	2.72		3,645		70	1.92

Deposits (total)		192,960		4,279	2.22		199,559		3,845	1.93		210,236		3,035	1.44
Debts		20,173		365	1.81		19,085		342	1.79		19,649		271	1.38
Debentures		25,319		1,190	4.70		28,048		1,032	3.68		30,885		867	2.81

Total average interest bearing liabilities	￦	238,452	￦	5,834	2.45%	￦	246,692	￦	5,219	2.12%	￦	260,770	￦	4,173	1.60%

Non-interest bearing demand deposits		3,252		—	—		3,486		—	—		3,836		—	—
Derivative financial liabilities		1,789		—	—		1,669		—	—		2,046		—	—
Financial liabilities at fair value through profit or loss		1,697		—	—		1,497		—	—		2,453		—	—
Other non-interest bearing liabilities		19,157		—	—		18,778		—	—		18,705		—	—

Total average non-interest bearing liabilities		25,895		—	—		25,430		—	—		27,040		—	—

Total average liabilities		264,347		5,834	2.21		272,122		5,219	1.92		287,810		4,173	1.45

Total equity		25,825		—	—		26,873		—	—		28,253		—	—

Total average liabilities and equity	￦	290,172	￦	5,834	2.01%	￦	298,995	￦	5,219	1.75%	￦	316,063	￦	4,173	1.32%

(1)	Average balances are based on daily balances for our banking, credit card and investment and securities operations and monthly or quarterly balances for our other operations.
(2)	We do not invest in any tax-exempt securities.
(3)	Excludes interest income from debt securities at fair value through profit or loss.
(4)

Information related to investment securities classified as available-for-sale has been computed using amortized cost, and therefore does not give effect to changes in fair value that are reflected as a component of total equity.

(5)

Interest income from credit cards includes principally cash advance fees of ￦353 billion, ￦276 billion and ￦236 billion and interest on credit card loans of ￦435 billion, ￦408 billion and ￦453 billion for the years ended December 31, 2013, 2014 and 2015, respectively, but does not include interchange fees.

The following table presents our net interest spread, net interest margin, and asset liability ratio for the past three years:

	Year Ended December 31,
	2013	2014	2015
	(percentages)
Net interest spread (1)	2.31%	2.22%	2.07%
Net interest margin (2)	2.51	2.39	2.20
Average asset liability ratio (3)	108.89	108.77	108.26

(1)	The difference between the average rate of interest earned on interest earning assets and the average rate of interest paid on interest bearing liabilities.
(2)	The ratio of net interest income to average interest earning assets.
(3)	The ratio of average interest earning assets to average interest bearing liabilities.

Analysis of Changes in Net Interest Income—Volume and Rate Analysis

The following table provides an analysis of changes in interest income, interest expense and net interest income based on changes in volume and changes in rate for 2013 compared to 2014 and 2014 compared to 2015. Information is provided with respect to: (1) effects attributable to changes in volume (changes in volume multiplied by prior rate) and (2) effects attributable to changes in rate (changes in rate multiplied by prior volume). Changes attributable to the combined impact of changes in rate and volume have been allocated proportionately to the changes due to volume changes and changes due to rate changes.

	2014 vs. 2013 Increase/(Decrease) Due to Change in						2015 vs. 2014 Increase/(Decrease) Due to Change in
	Volume		Rate		Total		Volume		Rate		Total
	(in billions of Won)
Interest earning assets
Cash and interest earning deposits in other banks	￦	46	￦	(2)	￦	44	￦	26	￦	(64)	￦	(38)
Financial investment (debt securities)		(66)		(83)		(149)		31		(162)		(131)
Loans:
Corporate		57		(438)		(381)		156		(683)		(527)
Mortgage		141		(221)		(80)		115		(307)		(192)
Home equity		71		(142)		(71)		57		(226)		(169)
Other consumer		152		(107)		45		138		(314)		(176)
Credit cards		(31)		(88)		(119)		57		(89)		(32)
Foreign		(7)		(4)		(11)		5		1		6

Total interest income	￦	363	￦	(1,085)	￦	(722)	￦	585	￦	(1,844)	￦	(1,259)

	2014 vs. 2013 Increase/(Decrease) Due to Change in						2015 vs. 2014 Increase/(Decrease) Due to Change in
	Volume		Rate		Total		Volume		Rate		Total
	(in billions of Won)
Interest bearing liabilities
Deposits:
Demand deposits	￦	30	￦	(32)	￦	(2)	￦	59	￦	(51)	￦	8
Time deposits		(1)		(423)		(424)		(164)		(678)		(842)
Certificates of deposit		(3)		(5)		(8)		41		(17)		24
Debts		(19)		(4)		(23)		10		(81)		(71)
Debentures		119		(277)		(158)		97		(262)		(165)

Total interest expense		126		(741)		(615)		43		(1,089)		(1,046)

Total net interest income	￦	237	￦	(344)	￦	(107)	￦	542	￦	(755)	￦	(213)

Exchange Rates

The table below sets forth, for the periods and dates indicated, information concerning the noon buying rate for Won, expressed in Won per one U.S. dollar. The “noon buying rate” is the rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York. Unless otherwise stated, translations of Won amounts into U.S. dollars in this annual report were made at the noon buying rate in effect on December 31, 2015, which was ￦1,169.3 to US$1.00. We do not intend to imply that the Won or U.S. dollar amounts referred to herein could have been or could be converted into U.S. dollars or Won, as the case may be, at any particular rate, or at all. On April 22, 2016, the noon buying rate was ￦1,147.9 = US$1.00.

	Won per U.S. dollar (noon buying rate)
	Low	High	Average (1)	Period-End
2011	1,049.2	1,197.5	1,106.9	1,158.5
2012	1,063.2	1,185.0	1,126.2	1,063.2
2013	1,050.1	1,161.3	1,094.7	1,055.3
2014	1,008.9	1,117.7	1,052.3	1,090.9
2015	1,063.0	1,196.4	1,131.0	1,169.3
October	1,120.9	1,180.0	1,143.2	1,140.5
November	1,136.5	1,172.7	1,153.5	1,149.4
December	1,140.7	1,188.0	1,169.9	1,169.3
2016 (through April 22)	1,126.0	1,242.6	1,188.4	1,147.9
January	1,190.4	1,217.0	1,203.3	1,210.0
February	1,186.1	1,242.6	1,216.2	1,238.1
March	1,138.9	1,229.6	1,181.6	1,138.9
April (through April 22)	1,126.0	1,158.4	1,145.7	1,147.9

Source:    Federal Reserve Bank of New York.

(1)	The average of the daily noon buying rates of the Federal Reserve Bank in effect during the relevant period (or portion thereof).

Item 3.B.	Capitalization and Indebtedness

Not applicable.

Item 3.C.	Reasons for the Offer and Use of Proceeds

Not applicable.

Item 3.D.	Risk Factors

Risks relating to our retail credit portfolio

Future changes in market conditions as well as other factors may lead to increases in delinquency levels of our retail loan portfolio.

In recent years, consumer debt has increased significantly in Korea. Our portfolio of retail loans, including mortgage and home equity loans, increased from ￦103,432 billion as of December 31, 2012 to ￦107,644 billion as of December 31, 2013, ￦119,249 billion as of December 31, 2014 and ￦124,194 billion as of December 31, 2015. As of December 31, 2015, our domestic retail loans represented 50.1% of our total lending. Within our retail loan portfolio, the outstanding balance of other consumer loans, which unlike mortgage or home equity loans are often unsecured and therefore tend to carry a higher credit risk, increased from ￦28,969 billion as of December 31, 2012 to ￦36,312 billion as of December 31, 2015; as a percentage of total outstanding retail loans, such balance increased from 28.0% as of December 31, 2012 to 29.2% as of December 31, 2015. The growth of our retail lending business, which generally offers higher margins than other lending activities, has contributed significantly to our interest income and profitability in recent years.

The growth of our retail loan portfolio, together with adverse economic conditions in Korea and globally in recent years, may lead to increases in delinquency levels and a deterioration in asset quality. The amount of our non-performing retail loans (defined as those that are past due by 90 days or more) decreased from ￦762 billion as of December 31, 2012 to ￦546 billion as of December 31, 2013, ￦395 billion as of December 31, 2014 and ￦329 billion as of December 31, 2015. However, higher delinquencies in our retail loan portfolio in the future will require us to increase our loan loss provisions and charge-offs, which in turn will adversely affect our financial condition and results of operations.

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

In light of adverse conditions in the Korean economy affecting consumers, in March 2009, the Financial Services Commission requested Korean banks, including us, to establish a “pre-workout program,” including a credit counseling and recovery service, for retail borrowers with outstanding short-term debt defaults. Under the pre-workout program, which has been in operation since April 2009, maturity extensions and/or interest reductions are provided for retail borrowers with total loans of ￦1.5 billion or less (consisting of no more than ￦500 million of unsecured loans and ￦1 billion of secured loans) who are in arrears on their payments for more than 30 days but less than 90 days or for retail borrowers with an annual income of ￦40 million or less who have been in arrears on their payments for 30 days or more on an aggregate basis for the 12 months prior to their application. In addition, in March 2015, in response to increasing levels of consumer debt and amid concerns over the debt-servicing capacity of retail borrowers if interest rates were to rise, the Korean government launched, and requested Korean banks to participate in, a mortgage loan refinancing program aimed at reducing the payment burden on and improving the asset quality of outstanding mortgage loans. Under such refinancing program, over 340,000 qualified retail borrowers converted their outstanding non-amortizing floating-rate mortgage loans from Korean commercial banks (including us) into amortizing fixed-rate mortgage loans with lower interest rates, amounting to an aggregate principal amount of ￦34 trillion for all commercial banks in 2015. Our participation in such refinancing program may lead to a decrease in our interest income on our outstanding mortgage loans, as well as in our overall net interest margin. Moreover, our participation in such government-led initiatives to provide financial support to retail borrowers may lead us to offer credit terms for such borrowers that we would not generally offer, which may have an adverse effect on our results of operations and financial condition.

Our credit card operations may generate losses in the future, which could hurt our financial condition and results of operations.

With respect to our credit card portfolio, our delinquency ratio (which represents the ratio of amounts that are overdue by 30 days or more to total outstanding balances) increased from 1.3% as of December 31, 2012 to 1.7% as of December 31, 2013 but decreased to 1.5% as of December 31, 2014 and 1.2% as of December 31, 2015. In line with industry practice, we have restructured a portion of delinquent credit card account balances (defined as balances overdue by 30 days or more) as loans. As of December 31, 2015, these restructured loans outstanding amounted to ￦36 billion. Because these loans are not treated as being delinquent at the time of conversion or for a period of time thereafter, our delinquency ratios may not fully reflect all delinquent amounts relating to our outstanding loans. Including all restructured loans, outstanding balances overdue by 30 days or more accounted for 1.4% of our credit card receivables (including credit card loans) as of December 31, 2015. Delinquencies may increase in 2016 and in the future as a result of, among other things, adverse economic conditions in Korea and the inability of Korean consumers to manage increased household debt.

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

Furthermore, in connection with the misappropriation incident, a number of customers have filed lawsuits against KB Kookmin Card seeking damages, and it could become subject to additional litigation. See “Item 8A. Consolidated Statements and Other Financial Information—Legal Proceedings.” KB Kookmin Card has also incurred and may continue to incur significant costs relating to the issuance of replacement cards for customers and other associated costs. KB Kookmin Card may also incur costs relating to the compensation of customers for losses incurred as a result of the fraudulent use of the misappropriated personal information. Accordingly, the misappropriation incident and the resulting regulatory sanctions (including the three-month suspension of KB Kookmin Card’s new business activities), customer claims and costs could have a material adverse effect on our business, reputation, results of operations and financial condition.

Risks relating to our small- and medium-sized enterprise loan portfolio

We have significant exposure to small- and medium-sized enterprises, and any financial difficulties experienced by these customers may result in a deterioration of our asset quality and have an adverse impact on us.

One of our core businesses is lending to small- and medium-sized enterprises (as defined under “Item 4.B. Business Overview—Corporate Banking—Small- and Medium-sized Enterprise Banking”). Our loans to small- and medium-sized enterprises increased from ￦70,471 billion as of December 31, 2012 to ￦78,665 billion as of December 31, 2015. During that period, non-performing loans (defined as those loans that are past due by 90 days or more) to small- and medium-sized enterprises decreased from ￦680 billion as of December 31, 2012 to ￦309 billion as of December 31, 2015, and the non-performing loan ratio for such loans decreased from 1.0% as of December 31, 2012 to 0.4% as of December 31, 2015. However, our non-performing loans and non-performing loan ratio may increase in 2016. According to data compiled by the Financial Supervisory Service, the delinquency ratio for Won-currency loans by Korean commercial banks to small- and medium-sized enterprises was 0.7% as of December 31, 2015. The delinquency ratio for loans to small- and medium-sized enterprise is calculated as the ratio of (1) the outstanding balance of such loans in respect of which either principal or interest payments are overdue by one month or more to (2) the aggregate outstanding balance of such loans. Our delinquency ratio for such Won currency loans decreased from 1.1% as of December 31, 2012 to 0.5% as of December 31, 2015. However, our delinquency ratio for such Won currency loans may increase in 2016. In recent years, we have taken measures which sought to stem rising delinquencies in our loans to small- and medium-sized enterprises, including through strengthening the review of loan applications and closer monitoring of the post-loan performance of small- and medium-sized enterprise borrowers in industry sectors that are relatively more sensitive to downturns in the economy and have shown higher delinquency ratios, such as construction, lodging, retail and wholesale, restaurants and real estate. Despite such efforts, however, there is no assurance that delinquency levels for our loans to small- and medium-sized enterprises will not rise in the future. In particular, financial difficulties experienced by small- and medium-sized enterprises as a result of, among other things, adverse economic conditions in Korea and globally in recent years may lead to a deterioration in the asset quality of our loans to this segment. Any such deterioration would result in increased charge-offs and higher provisioning and reduced interest and fee income from this segment, which could have a material adverse impact on our financial condition and results of operations.

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

In light of the deteriorating financial condition and liquidity position of small- and medium-sized enterprises in Korea since the global financial crisis commencing in the second half of 2008, the Korean government introduced policies and initiatives intended to encourage Korean banks to provide financial support to small- and medium-sized enterprises. For example, in October 2008, the Financial Supervisory Service requested Korean banks, including us, to establish a “fast track” program to provide liquidity assistance to small- and medium-sized enterprises on an expedited basis. Under the fast track program we established, which has been extended until December 31, 2016, we provide liquidity assistance to qualified small- and medium-sized enterprise borrowers applying for such assistance, in the form of new loans or maturity extensions or interest rate adjustments with respect to existing loans, after expedited credit review and approval by us. The overall prospects for the Korean economy in 2016 and beyond remain uncertain, and the Korean government may extend or renew existing or past policies and initiatives or introduce new policies or initiatives to encourage Korean banks to provide financial support to small- and medium-sized enterprises. Our participation in such government-led initiatives may lead us to extend credit to small- and medium-sized enterprise borrowers that we would not otherwise extend, or offer terms for such credit that we would not otherwise offer, in the absence of such initiatives. Furthermore, there is no guarantee that the financial condition and liquidity position of our small- and medium-sized enterprise borrowers benefiting from such initiatives will improve sufficiently for them to service their debt on a timely basis, or at all. Accordingly, increases in our exposure to small- and medium-sized enterprise borrowers resulting from such government-led initiatives may have a material adverse effect on our financial condition and results of operations.

We have exposure to Korean construction and shipbuilding companies, and financial difficulties of these companies may have an adverse impact on us.

As of December 31, 2015, we had loans outstanding to construction companies and shipbuilding companies (many of which are small- and medium-sized enterprises) in the amount of ￦3,482 billion and ￦974 billion, or 1.4% and 0.4% of our total loans, respectively. We also have other exposures to Korean construction and shipbuilding companies, including in the form of guarantees extended on behalf of such companies (which included ￦606 billion of confirmed guarantees for construction companies and ￦1,698 billion of confirmed guarantees for shipbuilding companies as of December 31, 2015) and debt and equity securities of such companies held by us. In the case of construction companies, such exposures include guarantees provided to us by general contractors with respect to financing extended by us for residential and commercial real estate development projects. In the case of shipbuilding companies, such exposures include refund guarantees extended by us on behalf of shipbuilding companies to cover their obligation to return a portion of the ship order contract amount to customers in the event of performance delays or defaults under shipbuilding contracts.

The construction industry in Korea has experienced an overall downturn in recent years, due to excessive investment in residential property development projects, stagnation of real property prices and reduced demand for residential property, especially in areas outside of Seoul, including as a result of the deterioration of the Korean economy. The shipbuilding industry in Korea has also experienced a severe downturn in recent years due to a significant decrease in ship orders, primarily due to adverse conditions in the global economy and the resulting slowdown in global trade. In response to the deteriorating financial condition and liquidity position of borrowers in the construction and shipbuilding industries, which were disproportionately impacted by adverse economic developments in Korea and globally, the Korean government implemented a program in 2009 to promote expedited restructuring of such borrowers by their Korean creditor financial institutions, under the supervision of major commercial banks. In accordance with such program, 24 construction companies and five shipbuilding companies became subject to workout in 2009, following review by their creditor financial institutions (including us) and the Korean government. Each year since 2009, the Financial Services Commission and the Financial Supervisory Service have announced the results of subsequent credit risk evaluations conducted by creditor financial institutions (including us) of companies in Korea with outstanding credit exposures of ￦50 billion or more, pursuant to which a number of companies were selected by such financial institutions for restructuring in the form of workout, liquidation or court receivership. Most recently, in 2015, 54 companies with outstanding credit exposures of ￦50 billion or more (14 of which were construction companies and four of which were shipbuilding companies) were selected by such financial institutions for restructuring. However, there is no assurance that these measures will be successful in stabilizing the Korean construction and shipbuilding industries.

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

In addition, one of the intended benefits of our financial holding company structure is that it enhances our ability to engage in mergers and acquisitions which we decide to pursue in the future as part of our strategy. For example, in March 2014, we acquired 52.02% of the outstanding shares of KB Capital Co., Ltd. (formerly named Woori Financial Co., Ltd.), a publicly listed Korean consumer finance company, from Woori Finance Holdings Co., Ltd. for ￦280 billion. Furthermore, in June 2015, we acquired 19.47% of the outstanding shares of KB Insurance Co., Ltd. (formerly named LIG Insurance Co., Ltd.), a publicly listed Korean property and casualty insurance company, from a group of individual shareholders for ￦651 billion, and in November 2015, further increased our shareholding in KB Insurance to 33.29% by acquiring its treasury shares for ￦231 billion. Most recently, in April 2016, we entered into a share purchase agreement to acquire 22.56% of the outstanding shares of Hyundai Securities Co., Ltd., a publicly listed Korean securities brokerage firm, from Hyundai Merchant Marine Co., Ltd. and other shareholders for ￦1,250 billion, which amount is subject to change pending closing. Pursuant to applicable Korean law, we will be required to increase our shareholding in Hyundai Securities to at least 30% within one year from the date of such acquisition. The completion of such acquisition is subject to regulatory approvals and other closing conditions. Following such acquisition, we may consider merging Hyundai Securities with KB Investment & Securities. See “Item 5.A. Operating Results—Overview—Acquisitions.” We may also consider acquiring or merging with other financial institutions to achieve balanced growth and diversify our revenue base. The integration of our subsidiaries’ or investees’ separate businesses and operations, as well as those of any companies we may acquire or merge with in the future, under our financial holding company structure could require a significant amount of time, financial resources and management attention. Moreover, that process could disrupt our operations (including our risk management operations) or information technology systems, reduce employee morale, produce unintended inconsistencies in our standards, controls, procedures or policies, and affect our relationships with customers and our ability to retain key personnel. The realization of the anticipated benefits of our financial holding company structure and any mergers or acquisitions we decide to pursue may be blocked, delayed or reduced as a result of many factors, some of which may be outside our control. These factors include:

•

difficulties in integrating the diverse activities and operations of our subsidiaries or investees or any companies we may merge with or acquire, including risk management operations and information technology systems, personnel, policies and procedures;

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

In addition, we believe that regulatory reforms and the general modernization of business practices in Korea will lead to increased competition among financial institutions in Korea. In the second half of 2015, the Korean government implemented measures to facilitate bank account portability of retail customers by requiring commercial banks to establish systems that allow retail customers to easily switch their bank accounts at one commercial bank to another and automatically transfer the automatic payment settings of their former accounts to the new ones. Such measures are expected to further intensify competition among financial institutions in Korea.

We also believe that foreign financial institutions, many of which have greater experience and resources than we do, will seek to compete with us in providing financial products and services either by themselves or in partnership with existing Korean financial institutions. Furthermore, a number of significant mergers and acquisitions in the industry have taken place in Korea in recent years, including Hana Financial Group’s acquisition of a controlling interest in Korea Exchange Bank in February 2012 and the subsequent merger of Hana Bank into Korea Exchange Bank in September 2015. Moreover, as part of the Korean government’s plans to privatize Woori Finance Holdings Co., Ltd. (the former financial holding company of Woori Bank), certain subsidiaries of Woori Finance Holdings were sold to other financial institutions and Woori Finance Holdings itself was merged into Woori Bank in 2014. We expect that consolidation in the financial industry will continue. The financial institutions resulting from such consolidation may, by virtue of their increased size and business scope, provide significantly greater competition for us. Increased competition and continuing consolidation may lead to decreased margins, resulting in a material adverse impact on our future profitability. Accordingly our results of operations and financial condition may suffer as a result of increasing competition in the Korean financial industry.

Risks relating to our large corporate loan portfolio

We have exposure to chaebols, and, as a result, financial difficulties of chaebols may have an adverse impact on us.

Of our 20 largest corporate exposures (including loans, debt and equity securities and guarantees and acceptances) as of December 31, 2015, 14 were to companies that were members of the 41 largest chaebols in Korea designated as such by the Financial Supervisory Service based on their outstanding exposures. As of that date, the total amount of our exposures to such 41 chaebols was ￦21,781 billion, or 7.1% of our total exposures. If the credit quality of our exposures to chaebols declines, we could require substantial additional loan loss provisions, which would hurt our results of operations and financial condition. See “Item 4.B. Business Overview—Assets and Liabilities—Loan Portfolio—Exposure to Chaebols.”

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

As of December 31, 2015, our loans and guarantees to companies that were in workout, restructuring or rehabilitation amounted to ￦700 billion or 0.3% of our total loans and guarantees, most of which was classified as impaired. As of the same date, our allowances for credit losses on these loans and guarantees amounted to ￦371 billion, or 53.0% of these loans and guarantees. These allowances may not be sufficient to cover all future losses arising from our exposure to these companies. Furthermore, we have other exposure to such companies, in the form of debt and equity securities of such companies held by us (including equity securities we acquired as a result of debt-to-equity conversions). Our exposures as of December 31, 2015 with respect to such securities of companies in workout, restructuring or rehabilitation amounted to ￦52 billion, or less than 0.1% of our total debt securities and equity securities, but may increase in the future. In addition, in the case of borrowers that are or become subject to workout, we may be forced to restructure our credits pursuant to restructuring plans approved by other creditor financial institutions of the borrower, or to dispose of our credits to other creditors on unfavorable terms.

A large portion of our credit exposure is concentrated in a relatively small number of large corporate borrowers, which increases the risk of our corporate credit portfolio.

As of December 31, 2015, our loans and guarantees to our 20 largest borrowers totaled ￦9,340 billion and accounted for 3.6% of our total loans and guarantees. As of that date, our single largest corporate credit exposure was to KEB Hana Bank, to which we had outstanding loans and guarantees (the majority of which was in the form of loans in foreign currencies) of ￦845 billion, representing 0.3% of our total loans and guarantees, as well as additional credit exposure of ￦279 billion in the form of debt securities. Any further deterioration in the financial condition of our large corporate borrowers may require us to record substantial additional provisions and may have a material adverse impact on our results of operations and financial condition.

Other risks relating to our business

Difficult conditions in the global financial markets could adversely affect our results of operations and financial condition.

The overall prospects for the Korean and global economy remain uncertain. In recent years, the global financial markets have experienced significant volatility as a result of, among other things:

•	the financial difficulties affecting many governments worldwide, in particular in southern Europe and Latin America;

•	the slowdown of economic growth in China and other major emerging market economies;

•	interest rate fluctuations as well as the possibility of increases in policy rates by the U.S. Federal Reserve and other central banks; and

•	political and social instability in various countries in the Middle East and Northern Africa, including Iraq, Syria and Yemen, as well as in the Ukraine and Russia.

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

In July 2012, the Korea Fair Trade Commission commenced an investigation into alleged collusion among domestic financial institutions, including banks and securities companies, in setting interest rates applicable to three-month certificates of deposit. Such rates were used as a benchmark for banks’ lending rates until a new benchmark rate for bank lending was introduced in December 2012. In February 2016, the Korea Fair Trade Commission sent its formal written report of findings to six commercial banks, including Kookmin Bank, and the respondents submitted their response briefs in April 2016. It has been reported that the Korea Fair Trade Commission plans to hold a hearing as early as May 2016 and announce a final decision regarding its investigation thereafter. An adverse decision by the Korea Fair Trade Commission could subject Kookmin Bank to additional claims and actions, including by its lending customers. While Kookmin Bank plans to defend vigorously against the allegations and may seek a review by the Korean courts of any adverse decision by the Korea Fair Trade Commission, the ultimate outcome of such investigation and any subsequent court review remains uncertain and we cannot evaluate the probability of a favorable or unfavorable outcome or estimate the potential loss to us in the event of an unfavorable outcome.

In addition, in February 2014, the Financial Services Commission suspended the new credit card issuance and other related activities of KB Kookmin Card for three months from February to May 2014, in response to an incident involving the misappropriation of the personal information of a large number of its customers by an employee of the Korea Credit Bureau in the first half of 2013. In connection with the incident, a number of customers have filed lawsuits against KB Kookmin Card seeking damages, and it could become subject to additional litigation. See “Item 8A. Consolidated Statements and Other Financial Information—Legal Proceedings.”

We are unable to predict the outcome of these and other legal claims and regulatory actions in which we are involved, and the scope of the claims or actions or the total amount in dispute in such matters may increase. Furthermore, adverse final determinations, decisions or resolutions in such matters could encourage other parties to bring related claims and actions against us. Accordingly, the outcome of current and future legal claims and regulatory actions, particularly those for which it is difficult to assess the maximum potential exposure or the ultimate adverse impact with any degree of certainty, may materially and adversely impact our business, reputation, results of operations and financial condition.

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

As of December 31, 2015, we held debt securities issued by Korean companies and financial institutions (other than those issued by Korea Housing Finance Corporation, the Bank of Korea, Korea Development Bank, Korea Land & Housing Corporation, Korea Deposit Insurance Corporation and Industrial Bank of Korea, which are government-owned or -controlled enterprises or financial institutions) with a total carrying amount of ￦15,791 billion in our trading and investment securities portfolio. The market value of these securities could decline significantly due to various factors, including future increases in interest rates or a deterioration in the financial and economic condition of any particular issuer or of Korea in general. Any of these factors individually or a combination of these factors would require us to write down the fair value of these debt securities, resulting in impairment losses. Because the secondary market for corporate bonds in Korea is not fully developed, the market value of many of these securities as reflected on our statements of financial position is determined by references to suggested prices posted by Korean rating agencies or the Korea Securities Dealers Association. These valuations, however, may differ significantly from the actual value that we could realize in the event we elect to sell these securities. As a result, we may not be able to realize the full “marked-to-market” value at the time of any such sale of these securities and thus may incur losses.

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

If, at any time, the income from our guaranteed trust accounts is not sufficient to pay any guaranteed amount, we will have to cover the shortfall first from the special reserves maintained in these trust accounts, then from our fees from such trust accounts and finally from funds transferred from our general banking operations. As of December 31, 2015, we had ￦99 billion of special reserves in respect of trust accounts for which we provided guarantees of principal. There was no transfer from general banking operations to cover deficiencies in guaranteed trust accounts in 2013, 2014 and 2015. However, we may be required to make transfers from our general banking operations to cover shortfalls, if any, in our guaranteed trust accounts in the future. Such transfers may adversely impact our results of operations.

Our operations have been, and will continue to be, subject to increasing and continually evolving cybersecurity and other technological risks.

With the proliferation of new technologies and the increasing use of the Internet and mobile devices to conduct financial transactions, our operations as a large financial institution have been, and will continue to be, subject to an increasing risk of cyber incidents relating to these activities, the nature of which is continually evolving. Our computer systems, software and networks are subject to cyber incidents, such as disruptions, delays or other difficulties from our information technology system, computer viruses or other malicious codes, loss or destruction of data (including confidential client information), unauthorized access, account takeover attempts and cyber attacks. A significant portion of our daily operations relies on our information technology systems, including customer service, billing, the secure processing, storage and transmission of confidential and other information as well as the timely monitoring of a large number of complex transactions. Although we have made substantial and continuous investments to build systems and defenses to address cybersecurity and other technological risks, there is no guarantee that such measures or any other measures can provide adequate security. In addition, because methods used to cause cyber attacks change frequently or, in some cases, are not recognized until launched, we may be unable to implement effective preventive measures or proactively address these methods. Furthermore, these cyber threats may arise from human error, accidental technological failure and third parties with whom we do business. Although we maintain insurance coverage that may cover certain aspects of cyber risks, such insurance coverage may be insufficient to cover all losses. If we were to be subject to a cyber incident, it could result in the disclosure of confidential client information, damage to our reputation with our customers and in the market, customer dissatisfaction, additional costs to us, regulatory penalties, exposure to litigation and other financial losses to both us and our customers, which could have an adverse effect on our business and results of operations.

Risks relating to liquidity and capital management

A considerable increase in interest rates could decrease the value of our debt securities portfolio and raise our funding costs while reducing loan demand and the repayment ability of our borrowers, which, as a result, could adversely affect us.

Interest rates in Korea have been subject to significant fluctuations in recent years. In an effort to stem inflation amid improved growth prospects, the Bank of Korea gradually increased its policy rate in 2010 and 2011 by a total of 125 basis points to 3.25%. However, the Bank of Korea reduced its policy rate to 2.00% through a series of reductions from 2012 to 2014 to support Korea’s economy in light of the slowdown in Korea’s growth and uncertain global economic prospects. In 2015, the Bank of Korea further reduced its policy rate to an unprecedented 1.50% amid deflationary concerns and interest rate cuts by central banks around the world. All else being equal, an increase in interest rates in the future could lead to a decline in the value of our portfolio of debt securities, which generally pay interest based on a fixed rate. A sustained increase in interest rates will also raise our funding costs, while reducing loan demand, especially among consumers. Rising interest rates may therefore require us to re-balance our asset portfolio and our liabilities in order to minimize the risk of potential mismatches and maintain our profitability.

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

We meet a significant amount of our funding requirements through short-term funding sources, which consist primarily of customer deposits. As of December 31, 2015, approximately 94.4% of our deposits had maturities of one year or less or were payable on demand. In the past, a substantial proportion of our customer deposits have been rolled over upon maturity. We cannot guarantee, however, that depositors will continue to roll over their deposits in the future. In the event that a substantial number of our short-term deposit customers withdraw their funds or fail to roll over their deposits as higher-yielding investment opportunities emerge, our liquidity position could be adversely affected. We may also be required to seek more expensive sources of short-term and long-term funding to finance our operations. See “Item 5.B. Liquidity and Capital Resources—Financial Condition—Liquidity.”

We may be required to raise additional capital if our capital adequacy ratio deteriorates or the applicable capital requirements change in the future, but we may not be able to do so on favorable terms or at all.

Under the capital adequacy requirements of the Financial Services Commission, both we and Kookmin Bank, our banking subsidiary, are required to maintain a minimum common equity Tier I capital adequacy ratio of 4.5%, Tier I capital adequacy ratio of 6.0% and combined Tier I and Tier II capital adequacy ratio of 8.0%, on a consolidated basis from, January 1, 2015. As of December 31, 2015, our common equity Tier I capital, Tier I capital and combined Tier I and Tier II capital adequacy ratios were 13.47%, 13.59% and 15.48%, respectively, and Kookmin Bank’s common equity Tier I capital, Tier I capital and combined Tier I and Tier II capital adequacy ratios were 13.74%, 13.74% and 16.01%, respectively, all of which exceeded the minimum levels required by the Financial Services Commission. However, our capital base and capital adequacy ratios may deteriorate in the future if our results of operations or financial condition deteriorates for any reason, including as a result of a deterioration in the asset quality of our retail loans (including credit card balances) and loans to small- and medium-sized enterprises, or if we are not able to deploy our funding into suitably low-risk assets.

The current capital adequacy requirements of the Financial Services Commission are derived from a new set of bank capital measures, referred to as Basel III, which the Basel Committee on Banking Supervision initially introduced in 2009 and began phasing in starting from 2013. Commencing in July 2013, the Financial Services Commission promulgated a series of amended regulations implementing Basel III, pursuant to which Korean banks and bank holding companies were required to maintain a minimum ratio of common equity Tier I capital (which principally includes equity capital, capital surplus and retained earnings less reserve for credit losses) to risk-weighted assets of 3.5% and Tier I capital to risk-weighted assets of 4.5% from December 1, 2013, which minimum ratios were increased to 4.0% and 5.5%, respectively, from January 1, 2014 and increased further to 4.5% and 6.0%, respectively, from January 1, 2015. Such requirements are in addition to the pre-existing requirement for a minimum ratio of Tier I and Tier II capital (less any capital deductions) to risk-weighted assets of 8.0%, which remains unchanged. The amended regulations also require an additional capital conservation buffer of 0.625% starting in 2016, with such buffer to increase in stages to 2.5% by 2019, as well as a potential counter-cyclical capital buffer of up to 2.5% starting in 2016, which will be determined on a quarterly basis by the Financial Services Commission. Furthermore, we were designated as one of five domestic systemically important banks for 2016 by the Financial Services Commission and may be subject to an additional capital requirement of 0.25% in 2016, if deemed necessary, with such potential requirement to increase in stages to 1.0% by 2019. The implementation of Basel III in Korea may have a significant effect on the capital requirements of

Korean financial institutions, including us. See “Item 4.B. Business Overview—Supervision and Regulation—Principal Regulations Applicable to Financial Holding Companies—Capital Adequacy” and “—Principal Regulations Applicable to Banks—Capital Adequacy.”

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

In addition, there have been heightened security concerns in recent years stemming from North Korea’s nuclear weapon and long-range missile programs as well as its hostile military actions against Korea. Some of the significant incidents in recent years include the following:

•

From time to time, North Korea has conducted ballistic missile tests. Most recently in February 2016, North Korea launched a long-range rocket in violation of its agreement with the United States as well as United Nations sanctions barring it from conducting launches that use ballistic missile technology. Despite international condemnation, North Korea released a statement that it intends to continue its rocket launch program.

•

North Korea renounced its obligations under the Nuclear Non-Proliferation Treaty in January 2003 and conducted three rounds of nuclear tests between October 2006 to February 2013, which increased tensions in the region and elicited strong objections worldwide. In response, the United Nations Security Council unanimously passed a series of resolutions that condemned North Korea for the nuclear tests and imposed expanded sanctions against North Korea. In January 2016, North Korea conducted a fourth nuclear test, claiming that the test involved its first hydrogen bomb, which claim has not been independently verified. In response to such test (as well as North Korea’s long-range rocket launch in February 2016), the United Nations Security Council unanimously passed a resolution in March 2016 condemning North Korea’s actions and significantly expanding the scope of the sanctions applicable to North Korea.

•

In August 2015, two Korean soldiers were injured in a landmine explosion near the Korean demilitarized zone. Claiming the landmines were set by North Koreans, the Korean army re-initiated its propaganda program toward North Korea utilizing loudspeakers near the demilitarized zone. In retaliation, the North Korean army fired artillery rounds on the loudspeakers, resulting in the highest level of military readiness for both Koreas.

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

Developments that could hurt Korea’s economy in the future include:

•	increased sovereign default risks in select countries and the resulting adverse effects on the global financial markets;

•

adverse changes or volatility in foreign currency reserve levels, commodity prices (including oil prices), exchange rates (including fluctuation of the U.S. dollar, the Euro or the Japanese Yen exchange rates or revaluation of the Chinese Renminbi), interest rates, inflation rates or stock markets;

•

continuing adverse conditions in the economies of countries and regions that are important export markets for Korea, such as China, the United States, Europe and Japan, or in emerging market economies in Asia or elsewhere;

•	further decreases in the market prices of Korean real estate;

•	a continuing rise in the level of household debt and increasing delinquencies and credit defaults by retail or small- and medium-sized enterprise borrowers;

•	declines in consumer confidence and a slowdown in consumer spending;

•	difficulties in the financial sector in Korea, including the savings bank sector;

•

the continued growth of the Chinese economy, to the extent its benefits (such as increased exports to China) are outweighed by its costs (such as competition in export markets or for foreign investment and the relocation of the manufacturing base from Korea to China), as well as a slowdown in the growth of China’s economy, which is Korea’s most important export market;

•	social and labor unrest;

•

a decrease in tax revenues and a substantial increase in the Korean government’s expenditures for fiscal stimulus measures, unemployment compensation and other economic and social programs that, together, would lead to an increased government budget deficit;

•	financial problems or lack of progress in the restructuring of chaebols, other large troubled companies, their suppliers or the financial sector;

•	loss of investor confidence arising from corporate accounting irregularities and corporate governance issues concerning certain chaebols;

•	increases in social expenditures to support an aging population in Korea or decreases in economic productivity due to the declining population size in Korea;

•	the economic impact of any pending or future free trade agreements;

•	geo-political uncertainty and risk of further attacks by terrorist groups around the world;

•	natural or man-made disasters that have a significant adverse economic or other impact on Korea or its major trading partners;

•	the occurrence of severe health epidemics in Korea or other parts of the world, including the recent Middle East Respiratory Syndrome outbreak in Korea;

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

Economic difficulties in Korea or increases in corporate reorganizations and bankruptcies could result in layoffs and higher unemployment. Such developments could lead to social unrest and substantially increase government expenditures for unemployment compensation and other costs for social programs. According to statistics from the Korea National Statistical Office, the unemployment rate increased from 3.1% in 2013 to 3.5% in 2014 and 3.6% in 2015. Future increases in unemployment and any resulting labor unrest in the future could adversely affect our operations, as well as the operations of many of our customers and their ability to repay their loans, and could adversely affect the financial condition of Korean companies in general, depressing the price of their securities. These developments would likely have an adverse effect on our financial condition and results of operations.

Risks relating to our common stock and ADSs

We or our major stockholders may sell shares of our common stock or ADSs in the future, and these and other sales may adversely affect the market price of our common stock and ADSs and may dilute your investment and relative ownership in us.

We have no current plans for any public offerings of our common stock, ADSs or securities exchangeable for or convertible into such securities. However, it is possible that we may decide to offer or sell such securities in the future. In addition, our major stockholder, the Korean National Pension Service, held approximately 9.2% of our total issued common stock as of December 31, 2015, which it may sell at any time.

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

Under the terms of the deposit agreement, no consent is required if the shares of common stock are obtained through a dividend, free distribution, rights offering or reclassification of such stock. We have consented, under the terms of the deposit agreement, to any deposit to the extent that, after the deposit, the number of deposited shares does not exceed such number of shares as we determine from time to time (which number shall at no time be less than 100,000,000 shares), unless the deposit would be prohibited by applicable laws or ownership restrictions or violate our articles of incorporation. We might not consent to the deposit of any additional common stock. As a result, if a holder surrenders ADSs and withdraws common stock, it may not be able to deposit the stock again to obtain ADSs.

A holder of our ADSs will not have preemptive rights in some circumstances.

The Korean Commercial Code of 1962, as amended, and our articles of incorporation require us, with some exceptions, to offer stockholders the right to subscribe for new shares of our common stock in proportion to their existing shareholding ratio whenever new shares are issued. If we offer any rights to subscribe for additional shares of our common stock or any rights of any other nature, to the extent practicable, the depositary may make the rights available to holders of our ADSs or dispose of the rights on behalf of such holders and make the net proceeds available to such holders. The depositary, however, is not required to make available to holders any rights to purchase any additional shares of our common stock unless it timely receives evidence satisfactory to it from us that it may lawfully do so and:

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

We are under no obligation to file any registration statement with the U.S. Securities and Exchange Commission or to endeavor to cause such a registration statement to be declared effective. Moreover, we may not be able to establish an exemption from registration under the Securities Act. Accordingly, a holder of our ADSs may be unable to participate in our rights offerings and may experience dilution in its holdings. If a registration statement is required for a holder of our ADSs to exercise preemptive rights but is not filed by us or is not declared effective, the holder will not be able to exercise its preemptive rights for additional ADSs and it will suffer dilution of its equity interest in us. If the depositary is unable to sell rights that are not exercised or not distributed or if the sale is not lawful or practicable, it will allow the rights to lapse, in which case the holder will receive no value for these rights.

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

Our common stock is listed on the KRX KOSPI Market, which has a smaller market capitalization and is more volatile than the securities markets in the United States and many European countries. The market value of ADSs may fluctuate in response to the fluctuation of the trading price of shares of our common stock on the KRX KOSPI Market. The KRX KOSPI Market has experienced substantial fluctuations in the prices and volumes of sales of listed securities and the KRX KOSPI Market has prescribed a fixed range in which share prices are permitted to move on a daily basis. The KOSPI declined from 1,897.1 on December 31, 2007 to 938.8 on October 24, 2008. The KOSPI was 2,015.5 on April 22, 2016. There is no guarantee that the stock prices of Korean companies will not decline again in the future. Like other securities markets, including those in developed markets, the Korean securities market has experienced problems including market manipulation, insider trading and settlement failures. The recurrence of these or similar problems could have a material adverse effect on the market price and liquidity of the securities of Korean companies, including our common stock and ADSs, in both the domestic and the international markets.

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

If the Korean government deems that certain emergency circumstances, including, but not limited to, severe and sudden changes in domestic or overseas economic circumstances, extreme difficulty in stabilizing the balance of payments or implementing currency exchange rate and other macroeconomic policies, have occurred or are likely to occur, it may impose certain restrictions provided for under the Foreign Exchange Transaction Act, including the suspension of payments or requiring prior approval from governmental authorities for any transaction. See “Item 10.D. Exchange Controls—General.”

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

Our legal and commercial name is KB Financial Group Inc. Our registered office and principal executive offices are located at 84, Namdaemoon-ro, Jung-gu, Seoul 04534, Korea. Our telephone number is 822-2073-7114. Our agent in the United States, Kookmin Bank, New York Branch, is located at 565 Fifth Avenue, 24th Floor, New York, NY 10017. Its telephone number is (212) 697-6100.

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

In connection with the stock transfer, Kookmin Bank common stockholders who opposed the stock transfer were entitled to exercise appraisal rights and require Kookmin Bank to repurchase their shares in the event the stock transfer was completed. The purchase price for shares in respect of which appraisal rights were exercised was set at ￦63,293 per share. Kookmin Bank repurchased 38,263,249 shares of its common stock as a result of the exercise of appraisal rights by dissenting stockholders. In addition, prior to the stock transfer, Kookmin Bank executed a share buyback program, pursuant to which it repurchased 16,840,000 shares of its common stock. Accordingly, as a result of the transfer by Kookmin Bank of such treasury shares and the shares it held in its subsidiaries to us, Kookmin Bank received 73,607,601 shares of our common stock in the stock transfer, all of which it subsequently sold.

Item 4.B.    Business Overview

Business

We are one of the largest financial holding companies in Korea, in terms of consolidated total assets, and our operations include Kookmin Bank, one of the leading commercial banks in Korea. Our subsidiaries collectively engage in a broad range of businesses, including commercial banking, credit cards, asset management, life insurance, capital markets activities and international banking. As of December 31, 2015, we had consolidated total assets of ￦329 trillion, consolidated total deposits of ￦224 trillion and consolidated stockholders’ equity of ￦29 trillion.

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

By their nature, our core consumer and small- and medium-sized enterprise operations place a high premium on customer access and convenience. Our combined banking network of 1,138 branches as of December 31, 2015, one of the most extensive in Korea, provides a solid foundation for our business and is a major source of our competitive strength. This network provides us with a large, stable and cost effective funding source, enables us to provide our customers convenient access and gives us the ability to provide the customer attention and service essential to conducting our business, particularly in an increasingly competitive environment. Our branch network is further enhanced by automated banking machines and fixed-line, mobile telephone and Internet banking. As of December 31, 2015, we had a customer base of approximately 30.5 million retail customers, which represented over one-half of the Korean population.

The following table sets forth the principal components of our lending business as of the dates indicated. As of December 31, 2015, retail loans and credit card loans and receivables accounted for 55.1% of our total loan portfolio:

	As of December 31,
	2013			2014			2015
	(in billions of Won, except percentages)
Retail
Mortgage and home equity (1)	￦	77,969	35.1%	￦	86,994	37.2%	￦	87,882	35.5%
Other consumer (2)		29,675	13.4		32,255	13.8		36,312	14.6

Total retail		107,644	48.5		119,249	51.0		124,194	50.1

Credit card		11,784	5.3		11,632	5.0		12,136	4.9
Corporate		100,534	45.3		100,878	43.1		108,847	44.0
Foreign		1,900	0.9		2,143	0.9		2,410	1.0

Total loans	￦	221,862	100.0%	￦	233,902	100.0%	￦	247,587	100.0%

(1)	Includes ￦945 billion, ￦1,035 billion and ￦1,040 billion of overdraft loans secured by real estate in connection with home equity loans as of December 31, 2013, 2014 and 2015, respectively.
(2)	Includes ￦7,181 billion, ￦6,941 billion and ￦7,546 billion of overdraft loans as of December 31, 2013, 2014 and 2015, respectively.

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

Since the former Kookmin Bank initiated the issuance of domestic credit cards in 1980, we have seen our credit card business grow rapidly over the past decade as the nationwide trend towards credit card use accelerated. In March 2011, we effected a horizontal spin-off of the credit card business from Kookmin Bank. As a result, our credit card business is operated by a separate wholly-owned subsidiary, KB Kookmin Card Co., Ltd. As of December 31, 2015, we had approximately 18.5 million holders of check cards or credit cards issued by KB Kookmin Card.

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

The key elements of our strategy are as follows:

Providing comprehensive financial services and maximizing synergies among our subsidiaries through our financial holding company structure

We believe the Korean financial services market has been undergoing and will continue to undergo significant change, resulting from, among other things, fluctuations in the Korean and global economy and the evolving social landscape in Korea, including the acceleration of population aging in Korea, the prevalence of smartphone usage, developments in digital and mobile technologies and the ensuing trend toward high-tech “smart banking” in the banking sector. In the context of such changes, we plan to become a comprehensive financial services provider capable of offering a full range of products and services to our large existing base of retail and corporate banking customers, as well as a global firm that can effectively compete with leading international financial institutions. To that end, we are continuing to implement specific initiatives including the enhancement of our group-wide integrated customer relationship management system to facilitate the sharing of customer information in accordance with applicable laws and the integration of various customer loyalty programs among our subsidiaries.

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

One of our key customer-related strategies continues to be creating greater value and better service for our customers. We intend to continue improving our customer service, including through:

•

Improved customer relationship management technology. Management has devoted substantial resources toward development of our customer relationship management system, which is designed to provide our employees with the needed information to continually improve the level of service and incentives offered to our preferred customers. Our integrated customer relationship system allows for better customer management and streamlines our customer reward system. We have also developed state-of-the-art call centers and online Internet capabilities to provide shorter response times to customers seeking information or to execute transactions. Our goals are to continually focus on improving customer service to satisfy our customer’s needs through continuing efforts to deliver new and improved services and to upgrade our customer relationship management system to provide the best possible service to our customers in the future.

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

Lending Activities

We offer various loan products that target different segments of the population, with features tailored to each segment’s financial profile and other characteristics. The following table sets forth the balances and the percentage of our total retail lending represented by the categories of our retail loans as of the dates indicated:

	As of December 31,
	2013			2014			2015
	(in billions of Won, except percentages)
Retail:
Mortgage and home equity loans	￦	77,969	72.4%	￦	86,994	73.0%	￦	87,882	70.8%
Other consumer loans (1)		29,675	27.6		32,255	27.0		36,312	29.2

Total	￦	107,644	100.0%	￦	119,249	100.0%	￦	124,194	100.0%

(1)	Excludes credit card loans, but includes overdraft loans.

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

Mortgage and Home Equity Lending

The housing finance market in Korea is divided into public sector and private sector lending. In the public sector, two government entities, the National Housing Urban Fund and the National Agricultural Cooperative Federation, are responsible for most of the mortgage lending.

Private sector mortgage and home equity lending in Korea has expanded substantially in recent years. We provide customers with a number of mortgage and home equity loan products that have flexible features, including terms, repayment schedules, amounts and eligibility for loans, and we offer interest rates on a commercial basis. The maximum term of mortgage loans is 35 years and the majority of our mortgage loans have long-term maturities, which may be renewed. Non-amortizing home equity loans have an initial maturity of one year, which may be extended on an annual basis for a maximum of five years. Home equity loans subject to amortization of principal may have a maximum term of up to 35 years. As of December 31, 2015, we had ￦29,810 billion of amortizing home equity loans, representing 87.4% of our total home equity loans, and ￦4,292 billion of non-amortizing home equity loans, representing 12.6% of our total home equity loans. Any customer is eligible for a mortgage or an individual home equity loan regardless of whether it participates in one of our housing related savings programs and so long as that customer is not barred by regulation from obtaining a loan because of bad credit history. However, customers with whom we frequently transact business and provide us with significant revenue receive preferential interest rates on loans.

As of December 31, 2015, 68.2% of our mortgage loans were secured by residential property which is the subject of the loan, 19.9% of our mortgage loans were guaranteed by the Housing Finance Credit Guarantee Fund, a government housing-related entity, and the remaining 11.9% of our mortgage loans, contrary to general practices in the United States, were unsecured (although the use of proceeds from these loans is restricted to financing of home purchases and some of these loans are guaranteed by a third party). One reason that a relatively high percentage of our mortgage loans are unsecured is that we, along with other Korean banks, provide advance loans to borrowers for the down payment of new housing (particularly apartments) that is in the process of being built. Once construction is completed, which may take several years, these mortgage loans become secured by the new housing purchased by these borrowers. For the year ended December 31, 2015, the average initial loan-to-value ratio of our mortgage loans, which is a measure of the amount of loan exposure to the appraised value of the security collateralizing the loan, was approximately 51.9%. There are three reasons that our loan-to-value ratio is relatively lower (as is the case with other Korean banks) compared to similar ratios in other countries, such as the United States. The first reason is that housing prices are high in Korea relative to average income, so most people cannot afford to borrow an amount equal to the entire value of their collateral and make interest payments on such an amount. The second reason relates to the “jeonsae” system, through which people provide a key money deposit while residing in the property prior to its purchase. At the time of purchase, most people use the key money deposit as part of their payment and borrow the remaining amount from Korean banks, which results in a loan that will be for an amount smaller than the appraised value of the property for collateral and assessment purposes. The third reason is that Korean banks discount the appraised value of the borrower’s property for collateral and assessment purposes so that a portion of the appraised value is reserved in order to provide recourse to a renter who lives at the borrower’s property. This is in the event that the borrower’s property is seized by a creditor, and the renter is no longer able to reside at that property. See “Item 3.D. Risk Factors—Other risks relating to our business—A decline in the value of the collateral securing our loans and our inability to realize full collateral value may adversely affect our credit portfolio.”

The following table sets forth our unsecured and secured mortgage loans and home equity loans as of December 31, 2013, 2014 and 2015, based on their loan classification categories under IFRS and our internal credit ratings for loans (which are described in Note 4.2.4 of the notes to our consolidated financial statements):

	As of December 31, 2013
	Non-impaired												Impaired						Total
	Not Past Due										Past Due
	Grade 1		Grade 2		Grade 3		Grade 4		Grade 5				Past Due Up to 89 Days		Past Due 90 Days to 179 Days		Past Due 180 Days or More
											(in billions of Won)
Mortgage:
Secured (1)	￦	37,642	￦	4,171	￦	361	￦	116	￦	78	￦	808	￦	74	￦	44	￦	76	￦	43,370
Unsecured		2,131		531		74		24		11		119		9		28		188		3,115
Home Equity:
Secured		27,512		2,767		356		98		89		541		63		26		32		31,484
Unsecured		—		—		—		—		—		—		—		—		—		—

Total	￦	67,285	￦	7,469	￦	791	￦	238	￦	178	￦	1,468	￦	146	￦	98	￦	296	￦	77,969

	As of December 31, 2014
	Non-impaired												Impaired						Total
	Not Past Due										Past Due
	Grade 1		Grade 2		Grade 3		Grade 4		Grade 5				Past Due Up to 89 Days		Past Due 90 Days to 179 Days		Past Due 180 Days or More
											(in billions of Won)
Mortgage:
Secured (1)	￦	44,315	￦	3,979	￦	309	￦	94	￦	74	￦	688	￦	61	￦	53	￦	62	￦	49,635
Unsecured		2,338		478		16		7		3		26		4		2		22		2,896
Home Equity:
Secured		31,088		2,412		244		80		77		434		58		34		36		34,463
Unsecured		—		—		—		—		—		—		—		—		—		—

Total	￦	77,741	￦	6,869	￦	569	￦	181	￦	154	￦	1,148	￦	123	￦	89	￦	120	￦	86,994

	As of December 31, 2015
	Non-impaired												Impaired						Total
	Not Past Due										Past Due
	Grade 1		Grade 2		Grade 3		Grade 4		Grade 5				Past Due Up to 89 Days		Past Due 90 Days to 179 Days		Past Due 180 Days or More
											(in billions of Won)
Mortgage:
Secured (1)	￦	45,284	￦	4,935	￦	498	￦	123	￦	91	￦	519	￦	50	￦	43	￦	64	￦	51,607
Unsecured		1,719		370		37		3		3		31		1		1		8		2,173
Home Equity:
Secured		30,882		2,255		387		90		70		317		45		26		30		34,102
Unsecured		—		—		—		—		—		—		—		—		—		—

Total	￦	77,885	￦	7,560	￦	922	￦	216	￦	164	￦	867	￦	96	￦	70	￦	102	￦	87,882

(1)	Includes advance loans guaranteed by the Housing Finance Credit Guarantee Fund to borrowers for the down payment of new housing that is in the process of being built.

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

As of December 31, 2015, our three-month, six-month and twelve-month base rates were 1.67%, 1.68% and 1.72%, respectively.

As of December 31, 2015, 71.1% of our outstanding mortgage and home equity loans were priced based on a floating rate.

Other Consumer Loans

Other consumer loans are primarily unsecured. However, such loans may be secured by real estate, deposits or securities. As of December 31, 2015, approximately ￦18,891 billion, or 52.0% of our consumer loans (other than mortgage and home equity loans) were unsecured loans (although some of these loans were guaranteed by a third party). Overdraft loans are also classified as other consumer loans, are primarily unsecured and generally have an initial maturity of one year, which is typically extended automatically on an annual basis and may be extended up to a maximum of five years. The amount of overdraft loans as of December 31, 2015 was approximately ￦7,546 billion.

Pricing. The interest rates on our other consumer loans (including overdraft loans) are determined on the same basis as on our mortgage and home equity loans, except that, for unsecured loans, the borrower’s credit score as determined during our loan approval process is also taken into account. See “Item 11. Quantitative and Qualitative Disclosures about Market Risk—Credit Risk Management.”

As of December 31, 2015, 97.4% of our other consumer loans had interest rates that were not fixed but were variable in reference to our base rate, which is based on the Market Opportunity Rate.

Deposit-taking Activities

Due to our extensive nationwide network of branches, together with our long history of development and our resulting know-how and expertise, as of December 31, 2015, we had the largest number of retail customers and retail deposits among Korean commercial banks. The balance of our deposits from retail customers was ￦132,733 billion, ￦138,246 billion and ￦146,630 billion as of December 31, 2013, 2014 and 2015, respectively, which constituted 66.1%, 65.3% and 65.4%, respectively, of the balance of our total deposits.

We offer many deposit products that target different segments of our retail customer base, with features tailored to each segment’s financial profile, characteristics and needs, including:

•

Demand deposits, which either do not accrue interest or accrue interest at a lower rate than time deposits. Demand deposits allow the customer to deposit and withdraw funds at any time and, if they are interest bearing, accrue interest at a variable rate depending on the amount of deposit. Retail and corporate demand deposits constituted 39.7% of our total deposits as of December 31, 2015 and paid average interest of 0.35% for 2015.

•

Time deposits, which generally require the customer to maintain a deposit for a fixed term, during which the deposit accrues interest at a fixed rate or a variable rate based on the KOSPI, or to deposit specified amounts on an installment basis. If the amount of the deposit is withdrawn prior to the end of the fixed term, the customer will be paid a lower interest rate than that originally offered. The term for time deposits typically ranges from one month to five years, and the term for installment savings deposits ranges from six months to ten years. Retail and corporate time deposits constituted 52.4% of our total deposits as of December 31, 2015 and paid average interest of 2.16% for 2015. Most installment savings deposits offer fixed interest rates.

•

Certificates of deposit, the maturities of which typically range from 30 days to 730 days with a required minimum deposit of ￦10 million. Interest rates on certificates of deposit are determined based on the length of the deposit and prevailing market rates. Our certificates of deposit are sold at a discount to their face value, reflecting the interest payable on the certificates of deposit.

•

Foreign currency deposits are available to Korean and foreign residents, non-residents and overseas immigrants. We offer foreign currency demand deposits and time deposits as well as checking accounts in 11 currencies. Foreign currency demand deposits, which accrue interest at a variable rate, allow customers to deposit and withdraw funds at any time. Foreign currency time deposits, generally require customers to maintain the deposit for a fixed term, during which the deposit accrues interest at a fixed rate. If the funds in a foreign currency time deposit are withdrawn prior to the end of the fixed term, the customer will be paid a lower interest rate than that originally offered.

We offer varying interest rates on our deposit products depending upon average funding costs, the rate of return on our interest earning assets and the interest rates offered by other commercial banks.

We also offer comprehensive savings deposits for housing subscription, which are monthly installment savings deposits that provide the holder with preferential rights to subscribe for both public and private housing under the Housing Act. This law is the basic law setting forth various measures supporting the purchase of houses and the supply of such houses by construction companies. These deposits require monthly installments of ￦20,000 to ￦500,000 and accrue interest at variable rates depending on the term. An eligible account holder with ￦70 million or less in annual income may also claim a tax deduction for up to 40% of its annual installment amounts, subject to a maximum deductible amount, in its income tax return for the year under the Restriction of Special Taxation Act.

In 2002, after significant research and planning, we launched private banking operations at Kookmin Bank’s headquarters. Shortly thereafter, we launched a comprehensive strategy with respect to customers with higher net worth, which included staffing appropriate representatives, marketing aggressively, establishing IT systems, selecting appropriate branch locations and readying such branches with the necessary facilities to service such customers. As of December 31, 2015, we operated 22 private banking centers through Kookmin Bank.

The Monetary Policy Committee of the Bank of Korea (the “Monetary Policy Committee”) imposes a reserve requirement on Won currency deposits of commercial banks based generally on the type of deposit instrument. The reserve requirement is currently up to 7%. See “—Supervision and Regulation—Principal Regulations Applicable to Banks—Liquidity.”
The Depositor Protection Act provides for a deposit insurance system where the Korea Deposit Insurance Corporation guarantees to depositors the repayment of their eligible bank deposits. The deposit insurance system insures up to a total of ￦50 million per depositor per bank. See “—Supervision and Regulation—Principal Regulations Applicable to Banks—Deposit Insurance System.” We paid ￦344 billion of premium for 2015.

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

The following table sets forth certain data relating to our credit card operations, on a non-consolidated basis, as of the dates and for the periods indicated:

	As of and for the Year Ended December 31,
	2013		2014		2015
	(in billions of Won, except number of holders, accounts and percentages)
Number of credit cardholders (at year end) (thousands)
General accounts		8,987		8,487		8,797
Corporate accounts		435		416		436

Total		9,422		8,903		9,233

Number of merchants (at year end) (thousands)		2,058		2,178		2,279
Active ratio (at year end) (1)		88.6%		87.7%		87.2%
Credit card fees
Merchant fees (2)	￦	1,480	￦	1,503	￦	1,589
Installment and cash advance fees		578		475		405
Annual membership fees		68		63		86
Other fees		539		493		604

Total	￦	2,665	￦	2,534	￦	2,684

Charge volume (3)
General purchase	￦	46,735	￦	45,295	￦	47,894
Installment purchase		10,852		10,861		11,778
Cash advance		10,516		9,535		8,777
Card loan (4)		4,688		4,227		5,201

Total	￦	72,791	￦	69,918	￦	73,650

Outstanding balance (at year end)
General purchase	￦	4,716	￦	4,496	￦	4,556
Installment purchase		2,600		2,786		2,865
Cash advance		1,525		1,323		1,210
Card loan (4)		2,959		3,046		3,528

Total	￦	11,800	￦	11,651	￦	12,159

Average outstanding balances
General purchase	￦	4,601	￦	4,533	￦	4,565
Installment purchase		2,474		2,528		2,802
Cash advance		1,717		1,390		1,226
Card loan (4)		2,829		2,869		3,323

Total	￦	11,621	￦	11,320	￦	11,916

Delinquency ratios (at year end) (5)
From 1 month to 3 months		0.81%		0.64%		0.61%
From 3 months to 6 months		0.83		0.77		0.47
Over 6 months		0.07		0.08		0.07

Total		1.71%		1.48%		1.15%

Non-performing loan ratio		0.91%		0.85%		0.58%
Write-offs (gross)	￦	404	￦	427	￦	377
Recoveries (6)		141		131		138

Net write-offs	￦	263	￦	296	￦	239

Gross write-off ratio (7)		2.93%		3.77%		3.16%
Net write-off ratio (8)		1.91%		2.61%		2.00%

(1)	The active ratio represents the ratio of accounts used at least once within the last six months to total accounts as of year end.
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

(5)

Represents ratio of credit card balances overdue by one month or more to outstanding balance. In line with industry practice, we have restructured a portion of delinquent credit card account balances as loans. As of December 31, 2015, these restructured loans amounted to ￦36 billion. Because these restructured loans are not treated as being delinquent at the time of conversion or for a period of time thereafter, our delinquency ratios may not fully reflect all delinquent amounts relating to our outstanding balances.

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

As of December 31, 2015, we had approximately 9.2 million credit cardholders. Of the credit cards outstanding, approximately 87.2% were active, meaning that they had been used at least once during the previous six months.

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

We generate other fees through a processing charge on merchants, which typically ranges from 1.5% to 2.7%.

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

In the second half of 2012, we (through KB Kookmin Card) commenced accounts receivable factoring activities in partnership with SK Telecom Co., Ltd., a leading Korean mobile telecommunications company, pursuant to which we purchase accounts receivable arising from SK Telecom’s installment sale of mobile handsets to its customers. The outstanding balance of factored receivables amounted to ￦2,707 billion as of December 31, 2015.

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

Corporate Banking

We lend to and take deposits from small- and medium-sized enterprises and, to a lesser extent, large corporate customers. We had over 220,000 small- and medium-sized enterprise borrowers as of December 31, 2013 and 2014 and over 240,000 small- and medium-sized enterprise borrowers as of December 31, 2015, for Won-currency loans. As of December 31, 2013, 2014 and 2015, we had 1,654, 1,784 and 1,824 large corporate borrowers, respectively, for Won-currency loans. For 2013, 2014 and 2015, we received fee revenue from cash management services offered to corporate customers, which include “firm-banking” services such as inter-account transfers, transfers of funds from various branches and agencies of a company (such as insurance premium payments) to the account of the headquarters of such company and transfers of funds from various customers of a company to the main account of such company, in the amount of ￦117 billion, ￦119 billion and ￦123 billion, respectively. Of our branch network as of December 31, 2015, we had eight branches that primarily handled large corporate banking.

The following table sets forth the balances and the percentage of our total corporate lending represented by our small- and medium-sized enterprise business loans and our large corporate business loans as of the dates indicated, estimated based on our internal classifications of corporate borrowers:

	As of December 31,
	2013			2014			2015
	(in billions of Won, except percentages)
Corporate:
Small- and medium-sized enterprise loans	￦	71,045	70.7%	￦	71,960	71.3%	￦	78,665	72.3%
Large corporate loans		29,489	29.3		28,918	28.7		30,182	27.7

Total	￦	100,534	100.0%	￦	100,878	100.0%	￦	108,847	100.0%

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

The total amount of deposits from our corporate customers amounted to ￦71,907 billion as of December 31, 2015, or 32.1% of our total deposits.

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

Industry-wide delinquency ratios for Won-denominated loans to small- and medium-sized enterprises decreased from 2013 to 2015. However, our delinquency ratio for loans to small- and medium-sized enterprises may increase in the future as a result of, among other things, adverse economic conditions in Korea and globally. See “Item 3.D. Risk Factors—Other risks relating to our business—Difficult conditions in the global financial markets could adversely affect our results of operations and financial condition.” In addition, in light of the deteriorating financial condition and liquidity position of small- and medium-sized enterprises in Korea, the Korean government has in recent years introduced measures intended to encourage Korean banks to provide financial support to small- and medium-sized enterprise borrowers. See “Item 3.D. Risk Factors—Risks relating to our small- and medium-sized enterprise loan portfolio—We have significant exposure to small- and medium-sized enterprises, and any financial difficulties experienced by these customers may result in a deterioration of our asset quality and have an adverse impact on us.”

Lending Activities

Our principal loan products for our small- and medium-sized enterprise customers are working capital loans and facilities loans. Working capital loans are provided to finance working capital requirements and include notes discounted and trade financing. Facilities loans are provided to finance the purchase of equipment and the establishment of manufacturing assembly plants. As of December 31, 2015, working capital loans and facilities loans accounted for 53.0% and 47.0%, respectively, of our total small- and medium-sized enterprise loans. As of December 31, 2015, we had over 240,000 small- and medium-sized enterprise customers on the lending side.

Loans to small- and medium-sized enterprises may be secured by real estate or deposits or may be unsecured. As of December 31, 2015, secured loans and guaranteed loans accounted for, in the aggregate, 87.4% of our small- and medium-sized enterprise loans. Among the secured loans, 96.1% were secured by real estate and 3.9% were secured by deposits or securities. Working capital loans generally have a maturity of one year, but may be extended for additional terms of up to one year in length for an aggregate term of five years. Facilities loans have a maximum maturity of 15 years.

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

Pricing

We establish the price for our corporate loan products based principally on transaction risk, our cost of funding and market considerations. Transaction risk is measured by such factors as the credit rating assigned to a particular borrower, the size of the borrower and the value and type of collateral. Our loans are priced based on the Market Opportunity Rate system, which is a periodic floating rate system that takes into account the current market interest rate. As of December 31, 2015, the Market Opportunity Rate was 1.67% for three months, 1.68% for six months and 1.72% for one year.

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

Lending Activities

Our principal loan products for our large corporate customers are working capital loans and facilities loans. As of December 31, 2015, working capital loans and facilities loans accounted for 76.5% and 23.5%, respectively, of our total large corporate loans. We also offer mortgage loans to large corporate clients who build or sell single- or multi-family housing units, as described above under “—Small- and Medium-sized Enterprise Banking—Lending Activities.”

As of December 31, 2015, secured loans and guaranteed loans accounted for, in the aggregate, 17.3% of our large corporate loans. Among the secured loans, 80.1% were secured by real estate and 19.9% were secured by deposits or securities. Working capital loans generally have a maturity of one year, but may be extended for additional terms ranging from three months to one year in length for an aggregate term of five years. Facilities loans have a maximum maturity of 15 years.

In our unsecured lending to large corporate customers, a critical consideration in our policy regarding the extension of such unsecured loans is the borrower’s creditworthiness. We assign each borrower a credit rating based on the judgment of our experts or scores calculated using the appropriate credit rating system, taking into account both financial factors and non-financial factors (such as our perception of a borrower’s reliability, management and operational risk and risk relating to the borrower’s industry). The credit ratings, along with such factors, are key determinants in our lending to large corporate customers. Large corporate customers generally have higher credit ratings due to their higher repayment capability compared to other types of borrowers, such as small- and medium-sized enterprise borrowers. In addition, large corporate borrowers generally are affected to a lesser extent than small- and medium-sized enterprise borrowers by fluctuations in the Korean economy and also maintain more sophisticated financial records. As of December 31, 2015, 81.2% of our large corporate customers had credit ratings or BBB- or above according to the internal credit rating system of Kookmin Bank, compared to 55.0% of our small- and medium-sized enterprise customers. A credit rating of BBB- is assigned to customers whose ability to repay the principal and interest on their outstanding loans is determined by us to be generally satisfactory but nonetheless subject to adverse effects under unfavorable economic conditions or during downturns in the business environment. Based on our internal analysis of historical data, we believe that the probability of default for loans extended to large corporate customers with a credit rating of BBB- or above is between 0.00% and 2.26%.

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

As of December 31, 2015, in terms of our outstanding loan balance, 34.8% was extended to borrowers in the manufacturing industry, 25.4% of our large corporate loans was extended to borrowers in the financial institutions industry, and 20.7% was extended to borrowers in the service industry.

Pricing

We determine pricing of our large corporate loans in the same way as we determine the pricing of our small- and medium-sized enterprise loans. See “—Small- and Medium-sized Enterprise Banking—Pricing” above. As of December 31, 2015, the Market Opportunity Rate, which is utilized in pricing loans offered by us, was the same for our large corporate loans as for our small- and medium-sized enterprise loans.

Capital Markets Activities and International Banking

Through our capital markets operations, we invest and trade in debt and equity securities and, to a lesser extent, engage in derivatives and asset securitization transactions and make call loans. We also provide investment banking services to corporate customers.

Securities Investment and Trading

We invest in and trade securities for our own account in order to maintain adequate sources of liquidity and to generate interest and dividend income and capital gains. As of December 31, 2013, 2014 and 2015, our investment portfolio, which consists primarily of held-to-maturity financial assets and available-for-sale financial assets, and our trading portfolio had a combined total carrying amount of ￦44,933 billion, ￦46,389 billion and ￦52,049 billion and represented 15.4%, 15.0% and 15.8% of our total assets, respectively.

Our trading and investment portfolios consist primarily of Korean treasury securities and debt securities issued by Korean government agencies, local governments or certain government-invested enterprises and debt securities issued by financial institutions. As of December 31, 2013, 2014 and 2015, we held debt securities with a total carrying amount of ￦39,776 billion, ￦41,642 billion and ￦45,230 billion, respectively, of which:

•	held-to-maturity debt securities accounted for ￦13,017 billion, ￦12,569 billion and ￦14,150 billion, or 32.7%, 30.2% and 31.3%, respectively;

•	available-for-sale debt securities accounted for ￦18,933 billion, ￦19,360 billion and ￦21,611 billion, or 47.6%, 46.5% and 47.8%, respectively; and

•	debt securities at fair value through profit or loss accounted for ￦7,826 billion, ￦9,713 billion and ￦9,469 billion, or 19.7%, 23.3% and 20.9%, respectively.

Of these amounts, debt securities issued by the Korean government and government agencies as of December 31, 2013, 2014 and 2015 amounted to:

•	￦4,357 billion, ￦3,557 billion and ￦2,592 billion, or 33.5%, 28.3% and 18.3%, respectively, of our held-to-maturity debt securities;

•	￦6,926 billion, ￦4,702 billion and ￦3,757 billion, or 36.6%, 24.3% and 17.4%, respectively, of our available-for-sale debt securities; and

•	￦2,085 billion, ￦3,067 billion and ￦2,510 billion, or 26.6%, 31.6% and 26.5%, respectively, of our debt securities at fair value through profit or loss.

From time to time we also purchase equity securities for our securities portfolios. Our equity securities consist primarily of marketable beneficiary certificates and equities listed on the KRX KOSPI Market, the KRX KOSDAQ Market or the KRX KONEX Market. As of December 31, 2013, 2014 and 2015:

•

equity securities in our available-for-sale portfolio had a carrying amount of ￦2,899 billion, ￦3,032 billion and ￦3,377 billion, or 13.3%, 13.5% and 13.5% of our available-for-sale portfolio, respectively; and

•	equity securities in our trading portfolio had a carrying amount of ￦1,217 billion, ￦492 billion and ￦838 billion, or 13.0%, 4.6% and 7.5% of our debt and equity trading portfolio, respectively.

Our trading portfolio also includes derivative-linked securities, the underlying assets of which were linked to, among other things, interest rates, exchange rates, stock price indices or credit risks. As of December 31, 2013, 2014 and 2015, derivative-linked securities in our trading portfolio had a carrying amount of ￦246 billion, ￦502 billion and ￦798 billion, or 2.6%, 4.7% and 7.1% of our trading portfolio, respectively. See “—Derivatives Trading.”

The following tables show, as of the dates indicated, the gross unrealized gains and losses on available-for-sale and held-to-maturity financial assets within our investment portfolio, and the amortized cost and fair value of the portfolio by type of financial asset:

	As of December 31, 2013
	Amortized Cost		Gross Unrealized Gain		Gross Unrealized Loss		Fair Value
	(in billions of Won)
Available-for-sale financial assets:
Debt securities
Korean treasury securities and government agencies	￦	6,910	￦	30	￦	14	￦	6,926
Financial institutions (1)		5,771		15		4		5,782
Corporate (2)		4,948		57		7		4,998
Asset-backed securities (3)		1,208		2		2		1,208
Others		19		—		—		19

Subtotal		18,856		104		27		18,933
Equity securities		2,092		823		16		2,899

Total available-for-sale financial assets	￦	20,948	￦	927	￦	43	￦	21,832

Held-to-maturity financial assets:
Korean treasury securities and government agencies	￦	4,357	￦	180	￦	—	￦	4,537
Financial institutions (4)		893		9		—		902
Corporate (5)		7,400		180		—		7,580
Asset-backed securities (6)		367		1		—		368

Total held-to-maturity financial assets	￦	13,017	￦	370	￦	—	￦	13,387

	As of December 31, 2014
	Amortized Cost		Gross Unrealized Gain		Gross Unrealized Loss		Fair Value
	(in billions of Won)
Available-for-sale financial assets:
Debt securities
Korean treasury securities and government agencies	￦	4,651	￦	54	￦	3	￦	4,702
Financial institutions (1)		6,944		38		1		6,981
Corporate (2)		6,031		90		1		6,120
Asset-backed securities (3)		1,210		4		3		1,211
Others		342		4		—		346

Subtotal		19,178		190		8		19,360
Equity securities		1,561		1,471		—		3,032

Total available-for-sale financial assets	￦	20,739	￦	1,661	￦	8	￦	22,392

Held-to-maturity financial assets:
Korean treasury securities and government agencies	￦	3,557	￦	215	￦	—	￦	3,772
Financial institutions (4)		1,262		18		—		1,280
Corporate (5)		7,278		247		—		7,525
Asset-backed securities (6)		472		2		—		474

Total held-to-maturity financial assets	￦	12,569	￦	482	￦	—	￦	13,051

	As of December 31, 2015
	Amortized Cost		Gross Unrealized Gain		Gross Unrealized Loss		Fair Value
	(in billions of Won)
Available-for-sale financial assets:
Debt securities
Korean treasury securities and government agencies	￦	3,728	￦	34	￦	5	￦	3,757
Financial institutions (1)		7,211		34		4		7,241
Corporate (2)		4,918		65		3		4,980
Asset-backed securities (3)		5,201		21		6		5,216
Others		416		2		1		417

Subtotal		21,474		156		19		21,611
Equity securities		1,992		1,401		16		3,377

Total available-for-sale financial assets	￦	23,466	￦	1,557	￦	35	￦	24,988

Held-to-maturity financial assets:
Korean treasury securities and government agencies	￦	2,592	￦	115	￦	—	￦	2,707
Financial institutions (4)		1,864		21		—		1,885
Corporate (5)		5,530		176		—		5,706
Asset-backed securities (6)		4,164		44		—		4,208

Total held-to-maturity financial assets	￦	14,150	￦	356	￦	—	￦	14,506

(1)

Includes debt securities issued by the Bank of Korea, Korea Development Bank and Industrial Bank of Korea in the aggregate amount of ￦4,000 billion as of December 31, 2013, ￦4,340 billion as of December 31, 2014 and ￦4,516 billion as of December 31, 2015. These financial institutions are owned or controlled by the Korean government.

(2)

Includes debt securities issued by Korea Housing Finance Corporation, Korea Land & Housing Corporation and Korea Deposit Insurance Corporation in the aggregate amount of ￦1,616 billion as of December 31, 2013, ￦2,104 billion as of December 31, 2014 and ￦1,208 billion as of December 31, 2015. These entities are owned or controlled by the Korean government.

(3)

Includes mortgage-backed securities issued by Korea Housing Finance Corporation, which have residential mortgage loans as underlying assets, in the amount of ￦1,193 billion as of December 31, 2013, ￦1,198 billion as of December 31, 2014 and ￦5,181 billion as of December 31, 2015. Korea Housing Finance Corporation is controlled by the Korean government.

(4)

Includes debt securities issued by the Bank of Korea, Korea Development Bank and Industrial Bank of Korea in the aggregate amount of ￦319 billion as of December 31, 2013, ￦794 billion as of December 31, 2014 and ￦1,057 billion as of December 31, 2015. These financial institutions are owned or controlled by the Korean government.

(5)

Includes debt securities issued by Korea Housing Finance Corporation, Korea Land & Housing Corporation and Korea Deposit Insurance Corporation in the aggregate amount of ￦2,786 billion as of December 31, 2013, ￦2,989 billion as of December 31, 2014 and ￦1,770 billion as of December 31, 2015. These entities are owned or controlled by the Korean government.

(6)

Includes mortgage-backed securities issued by Korea Housing Finance Corporation, which have residential mortgage loans as underlying assets, in the amount of ￦367 billion as of December 31, 2013, ￦472 billion as of December 31, 2014 and ￦4,144 billion as of December 31, 2015. Korea Housing Finance Corporation is controlled by the Korean government.

Derivatives Trading

We engage in derivatives trading, including on behalf of our customers. Our trading volume amounted to ￦194,307 billion in 2013, decreased to ￦154,872 billion in 2014 and increased to ￦163,030 billion in 2015. Our net trading revenue (expense) from derivatives for the year ended December 31, 2013, 2014 and 2015 was ￦544 billion, ￦98 billion and ￦(11) billion, respectively.

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

The following shows the estimated fair value of our derivatives as of December 31, 2013, 2014 and 2015:

	As of December 31,
	2013				2014				2015
	Estimated Fair Value Assets		Estimated Fair Value Liabilities		Estimated Fair Value Assets		Estimated Fair Value Liabilities		Estimated Fair Value Assets		Estimated Fair Value Liabilities
	(in billions of Won)
Foreign exchange derivatives (1)	￦	938	￦	996	￦	762	￦	668	￦	1,131	￦	1,103
Interest rate derivatives (1)		766		731		1,120		1,103		1,076		1,061
Equity derivatives		47		50		62		15		46		140
Credit derivatives		—		—		—		—		13		13
Commodity derivatives		—		—		—		—		1		—
Others (1)		68		18		24		11		11		9

Total	￦	1,819	￦	1,795	￦	1,968	￦	1,797	￦	2,278	￦	2,326

(1)	Includes those for trading purposes and hedging purposes.

The following table shows certain information related to our derivatives designated as fair value hedges for the years ended December 31, 2013, 2014 and 2015:

	Year Ended December 31,
	2013						2014						2015
	Derivatives		Hedged Items		Hedge Ineffectiveness		Derivatives		Hedged Items		Hedge Ineffectiveness		Derivatives		Hedged Items		Hedge Ineffectiveness
	(in billions of Won)
Foreign exchange derivatives	￦	(11)	￦	36	￦	25	￦	(29)	￦	46	￦	17	￦	(8)	￦	8	￦	—
Interest rate derivatives		(29)		37		8		(4)		13		9		(42)		43		1
Other derivatives		(8)		8		—		7		(7)		—		3		(3)		—

Total	￦	(48)	￦	81	￦	33	￦	(26)	￦	52	￦	26	￦	(47)	￦	48	￦	1

The following table shows certain information related to our derivatives designated as cash flow hedges for the years ended December 31, 2013, 2014 and 2015:

	Year Ended December 31,
	2013						2014						2015
	Derivatives		Effective Portion		Ineffective Portion		Derivatives		Effective Portion		Ineffective Portion		Derivatives		Effective Portion		Ineffective Portion
	(in billions of Won)
Foreign exchange derivatives	￦	(5)	￦	(5)	￦	—	￦	3	￦	4	￦	(1)	￦	21	￦	21	￦	—
Interest rate derivatives		2		2		—		(11)		(11)		—		3		2		1

Total	￦	(3)	￦	(3)	￦	—	￦	(8)	￦	(7)	￦	(1)	￦	24	￦	23	￦	1

Asset Securitization Transactions

We are active in the Korean asset-backed securities market. Based on our diverse experience with respect to product development and management capabilities relating to asset securitization, we offer customers a wide range of financial products and participate in various asset securitization transactions, including through our subsidiary KB Investment & Securities, to reinforce our position as a leading financial services provider with respect to the asset securitization market. We were involved in asset securitization transactions with an initial aggregate issue amount of ￦7,296 billion in 2013, ￦8,208 billion in 2014 and ￦10,711 billion in 2015, most of which were public offerings of asset-backed securities. Most of these securities were sold to institutional investors through Korean securities houses.

Call Loans

We make call loans and borrow call money in the short-term money market. Call loans are defined as short-term lending among banks and financial institutions either in Won or in foreign currencies with maturities of 90 days or less. Typically, call loans have maturities of one day. As of December 31, 2015, we had made call loans of ￦2,620 billion and borrowed call money of ￦2,091 billion, compared to ￦2,032 billion and ￦2,882 billion, respectively, as of December 31, 2014 and ￦3,206 billion and ￦2,648 billion, respectively, as of December 31, 2013.

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

In 2015, we generated investment banking revenue of ￦221 billion, consisting of ￦38 billion of interest income and ￦183 billion of fee income.

Securities Brokerage

We provide securities brokerage services through KB Investment & Securities. Our activities include brokerage services relating to stocks, futures, options and debt instruments. In 2015, KB Investment & Securities generated fee income of ￦54 billion through its securities brokerage activities. In April 2016, we entered into a share purchase agreement to acquire 22.56% of the outstanding shares of Hyundai Securities Co., Ltd., a publicly listed Korean securities brokerage firm, and will be required under applicable Korean law to increase our shareholding in Hyundai Securities to at least 30% within one year from the date of such acquisition. The completion of such acquisition is subject to regulatory approvals and other closing conditions. We expect to strengthen our securities brokerage operations, particularly for retail customers, through the acquisition of Hyundai Securities, which we believe will enable us to become one of the leading securities brokerage firms in Korea.

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

The table below sets forth certain information regarding our foreign currency assets and borrowings:

	As of December 31,
	2013	2014	2015
	(in millions of US$)
Total foreign currency assets	US$14,989	US$15,171	US$18,249
Foreign currency borrowings:
Debts	6,637	6,531	6,101
Debentures	3,123	2,949	3,535

Total borrowings	US$9,760	US$9,480	US$9,636

The table below sets forth our overseas subsidiaries, branches and representative offices in operation as of December 31, 2015:

Business Unit (1)	Location
Subsidiaries
Kookmin Bank Cambodia PLC	Cambodia
Kookmin Bank (China) Ltd.	China
Kookmin Bank Hong Kong Ltd.	Hong Kong
Kookmin Bank International Ltd.	United Kingdom
Branches
Kookmin Bank (China) Ltd., Beijing Branch	China
Kookmin Bank (China) Ltd., Guangzhou Branch	China
Kookmin Bank (China) Ltd., Harbin Branch	China
Kookmin Bank (China) Ltd., Shanghai Branch	China
Kookmin Bank (China) Ltd., Suzhou Branch	China
Kookmin Bank, Osaka Branch	Japan
Kookmin Bank, Tokyo Branch	Japan
Kookmin Bank, Auckland Branch	New Zealand
Kookmin Bank, New York Branch	United States
Kookmin Bank, Ho Chi Minh City Branch	Vietnam
Kookmin Bank Cambodia PLC, Toul Kork Branch	Cambodia
Representative Offices
Kookmin Bank, Mumbai Representative Office	India
Kookmin Bank, Yangon Representative Office	Myanmar
Kookmin Bank, Hanoi Representative Office	Vietnam

(1)	Does not include subsidiaries and branches in liquidation or dissolution.

Our overseas branches and subsidiaries principally provide Korean companies and nationals in overseas markets with trade financing, local currency funding and foreign exchange services, in conjunction with the operations of our headquarters.

In March 2008, we entered into agreements to acquire shares of JSC Bank CenterCredit, a Kazakhstan bank, and acquired an initial equity stake of 29,972,840 common shares (equal to 23.0% of the then-outstanding voting shares) for approximately ￦528 billion in August 2008. Pursuant to the terms of such agreements, we acquired an aggregate of 14,163,836 additional common shares of JSC Bank CenterCredit in November and December 2008. In addition, in September 2009, we entered into agreements with International Finance Corporation and certain shareholders of JSC Bank CenterCredit pursuant to which we acquired 3,886,574 additional common shares and 36,561,465 non-voting convertible preferred shares of JSC Bank CenterCredit in January and February 2010. As of December 31, 2015, we held 29.6% of the outstanding common shares of JSC Bank CenterCredit. Our investment in JSC Bank CenterCredit is accounted for under the equity method from the initial acquisition date and we applied the purchase method to account for each acquisition.

In May 2009, we acquired 132,600 common shares of Khmer Union Bank, a Cambodian bank, for approximately ￦10 billion. As a result, we acquired 51% of the voting rights in Khmer Union Bank, which was renamed Kookmin Bank Cambodia PLC. In December 2010, July 2012 and June 2013, we acquired additional 37,602 common shares, 125,592 common shares and 24,206 common shares of Kookmin Bank Cambodia PLC, respectively. As of December 31, 2015, we held 100.0% of the outstanding common shares of Kookmin Bank Cambodia PLC. We applied the purchase method to account for the initial acquisition of Kookmin Bank Cambodia PLC in May 2009. The subsequent acquisitions in December 2010, July 2012 and June 2013 were accounted for as equity transactions.

Trustee and Custodian Services Relating to Investment Trusts and Other Functions

We act as a trustee for 67 financial investment companies with a collective investment license, which invest in investment assets using funds raised by the sale of beneficiary certificates of investment trusts to investors. We also act as custodian for 146 financial institutions and as fund administrator for 44 financial institutions with respect to various investments, as well as acting as settlement agent in connection with such services. We receive a fee for acting in these capacities and generally perform the following functions:

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

For the year ended December 31, 2015, our fee income from our trustee and custodian services was ￦24 billion and revenue collected as a result of administration of the underlying investments was ￦7 billion.

Other Businesses

Trust Account Management Services

Money Trust Management Services

We provide trust account management services for both specified money trusts and unspecified money trusts. We receive fees for our trust account management services consisting of basic fees that are based upon a percentage of either the net asset value of the assets or the principal under management and, for certain types of trust account operations, performance fees that are based upon the performance of the trust account operations. In 2015, our basic fees ranged from 0.1% to 2.0% of total assets under management depending on the type of trust account. We also charge performance fees with respect to certain types of trust account products. We receive penalty payments when customers terminate their trust accounts prior to the original contract maturity.

We currently provide trust account management services for 20 types of money trusts. The money trusts we manage are generally trusts with a fixed maturity. Approximately 5.2% of our money trusts also provide periodic payments of dividends which are added to the assets held in such trusts and not distributed.

Under Korean law, the assets of our trust accounts are segregated from our banking account assets and are not available to satisfy the claims of any of our potential creditors. We are, however, permitted to deposit surplus funds generated by trust assets into our banking accounts in certain circumstances as set forth under the Trust Act of Korea.

As of December 31, 2015, the total balance of our money trusts was ￦34,823 billion (as calculated in accordance with Statement of Korea Accounting Standard No. 5004, Trust Accounts, and the Enforcement Regulations of Financial Investment Services under the Financial Investment Services and Capital Markets Act, which we refer to as an “SKAS basis”). As for unspecified money trust accounts, we have investment discretion over all money trusts, which are pooled and managed jointly for each type of trust account. Specified money trust accounts are established on behalf of individual customers who direct our investment of trust assets.

The following table shows the balances of our money trusts by type as of the dates indicated. Under IFRS, we consolidate trust accounts for which we guarantee both the repayment of the principal amount and a fixed rate of interest as well as trust accounts for which we guarantee only the repayment of the principal amount.

	As of December 31,
	2013		2014		2015
	(in billions of Won)
Principal and interest guaranteed trusts (1)	￦	0.2	￦	0.2	￦	0.2
Principal guaranteed trusts (1)		3,070		3,187		3,324
Performance trusts (1)(2)		20,842		25,854		31,499

Total	￦	23,912	￦	29,041	￦	34,823

(1)	Calculated on an SKAS basis.
(2)	Trusts which are primarily non-guaranteed.

The balance of our money trusts increased 45.6% between December 31, 2013 and December 31, 2015. As of December 31, 2015, the trust assets we managed consisted principally of securities investments and loans from the trust accounts. As of December 31, 2015, on an SKAS basis, our trust accounts had invested in securities in the aggregate amount of ￦20,590 billion, of which ￦17,672 billion was debt securities and derivative-linked securities. Securities investments consist of government-related debt securities, corporate debt securities, including bonds and commercial paper, equity securities, derivative-linked securities and other securities. Loans made by our trust account operations are similar in type to the loans made by our bank account operations. As of December 31, 2015, on an SKAS basis, our trust accounts had made loans in the principal amount of ￦144 billion (excluding loans from the trust accounts to our banking accounts of ￦970 billion), which accounted for 0.4% of our money trust assets. Loans by our money trusts are subject to the same credit approval process as loans from our banking accounts. As of December 31, 2015, substantially all loans from our money trust accounts were collateralized or guaranteed.

Our money trust accounts also invest, to a lesser extent, in equity securities, including beneficiary certificates issued by financial investment companies with a collective investment license. On an SKAS basis, as of December 31, 2015, equity securities in our money trust accounts amounted to ￦2,918 billion, which accounted for 8.4% of our total money trust assets. Of this amount, ￦2,872 billion was from specified money trusts and ￦46 billion was from unspecified money trusts.

We continue to offer pension-type money trusts that provide a guarantee of the principal amount of the investment. On an SKAS basis, as of December 31, 2015, the balance of the money trusts for which we guaranteed the principal was ￦3,311 billion.

If the income from a money trust for which we provide a guarantee is less than the amount of the payments we have guaranteed, we will need to pay the amount of the shortfall with funds from special reserves maintained with respect to trust accounts followed by basic fees from that money trust and funds from our general banking operations. In 2013, 2014 and 2015, we made no payment from our banking accounts to cover shortfalls in our guaranteed trusts. On an SKAS basis, we derived trust fees with regard to trust account management services (including those fees related to property trust management services) of ￦131 billion in 2013, ￦198 billion in 2014 and ￦235 billion in 2015.

Property Trust Management Services

We also offer property trust management services, where we manage non-cash assets in return for a fee. Non-cash assets include mostly securities, but can also include other liquid receivables and real estate. Under these arrangements, we render custodial services for the property in question and collect fee income in return.

In 2015, our property trust fees ranged from 0.001% to 0.3% of total assets under management depending on the type of trust accounts. On an SKAS basis, as of December 31, 2015, the aggregate balance of our property trusts increased to ￦2,344 billion, compared to ￦1,879 billion as of December 31, 2014 and ￦1,377 billion as of December 2013.

Under IFRS, the property trusts are not consolidated within our financial statements.

Investment Trust Management

Through KB Asset Management, we offer investment trust products to customers and manage the funds invested by them in investment trusts. As of December 31, 2015, KB Asset Management had ￦35,495 billion of assets under management.

Management of the National Housing Urban Fund

The National Housing Urban Fund is a government fund that provides financial support to low-income households in Korea by providing mortgage financing and construction loans for projects to build small-sized housing. The operations of the National Housing Urban Fund include providing and managing National Housing Urban Fund loans, issuing National Housing Urban Fund bonds and collecting subscription savings deposits.

In February 2013, the Ministry of Land, Infrastructure and Transport (formerly the Ministry of Land, Transport and Maritime Affairs) designated us as one of the managers of the National Housing Urban Fund. During the five years preceding such designation, we chose not to participate in the bidding process to become a designated manager of the National Housing Urban Fund and only managed pre-existing Fund accounts. In return for managing such pre-existing Fund accounts, we received quarterly fund management fees, calculated based on activity levels for the relevant quarter. In 2015, we received total fees of ￦29 billion for managing the National Housing Urban Fund, compared to ￦23 billion in 2014 and ￦28 billion in 2013.

The financial accounting for the National Housing Urban Fund is entirely separate from our financial accounting, and the non-performing loans and loan losses of the National Housing Urban Fund, in general, do not impact our financial condition. Regulations and guidelines for managing the National Housing Urban Fund are issued by the Minister of Land, Infrastructure and Transport pursuant to the Housing Act.

Bancassurance

The Korean government’s liberalization of the bancassurance market in Korea has allowed us to offer insurance products of other institutions since September 2003. We currently market a wide range of bancassurance products and hope to develop additional fee-based revenues by expanding our offering of these products.

Currently, our bancassurance business has alliances with 17 life insurance companies (including our subsidiary, KB Life Insurance) and nine non-life insurance companies (including our affiliate, KB Insurance) and offers 70 different products through our branch network. These products are composed of 49 types of life insurance policies such as annuities, savings insurance and variable life insurance, and 21 types of non-life insurance products. In 2015, our commission income from our bancassurance business amounted to ￦101 billion.

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

In June 2015, we acquired a 19.47% stake in KB Insurance Co., Ltd. (formerly named LIG Insurance Co., Ltd.), a publicly listed Korean property and casualty insurance company, and in November 2015, further increased our shareholding in KB Insurance to 33.29%. KB Insurance is accounted for as an equity method investee in our consolidated financial statements. KB Insurance provides non-life insurance products, including automobile insurance, property insurance, marine insurance, fire insurance, accident insurance and casualty insurance, as well as long-term care insurance. We expect to achieve synergies between KB Life Insurance and KB Insurance through cross-selling our life and non-life insurance products and expanding our customer base.

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

Distribution Channels

Banking Branch Network

As of December 31, 2015, Kookmin Bank operated a network of 1,138 branches and sub-branches in Korea, which was one of the largest branch networks among Korean commercial banks. An extensive branch network is important to attracting and maintaining retail customers, who use branches extensively and value convenience. We believe that our extensive branch network in Korea and retail customer base provide us with a source of stable and relatively low cost funding. Approximately 36.2% of our branches and sub-branches are located in Seoul, and approximately 23.5% of our branches are located in the six next largest cities. The following table presents the geographical distribution of our branch network in Korea as of December 31, 2015:

Area	Number of Branches	Percentage
Seoul	412	36.2%
Six largest cities (other than Seoul)	267	23.5
Other	459	40.3

Total	1,138	100.0%

In addition, we have continued to implement the specialization of our branch functions. Of our branch network as of December 31, 2015, we had eight branches that primarily handled large corporate banking.

In order to support our branch network, we have established an extensive network of ATMs, which are located in branches and in unmanned outlets known as “autobanks.” As of December 31, 2015, we had 9,079 ATMs.

We have actively promoted the use of these distribution outlets in order to provide convenient service to customers, as well as to maximize the marketing and sales functions at the branch level, reduce employee costs and improve profitability. The aggregate number of transactions conducted using our ATMs amounted to approximately 606 million in 2013, 573 million in 2014 and 548 million in 2015.

Other Distribution Channels

The following table sets forth information, for the periods indicated, on the number of users and transactions of the other distribution channels for our retail and corporate banking customers, which are discussed below:

	For the Year Ended December 31,
	2013	2014	2015
Internet banking:
Number of users (1)	15,634,113	16,767,588	17,930,962
Number of transactions (thousands) (2)	5,024,132	4,569,185	4,755,832
Phone banking:
Number of users (3)	4,870,204	4,914,616	4,955,278
Number of transactions (thousands) (2)	183,434	165,130	152,404
Smartphone banking:
Number of users (4)	8,002,176	9,484,234	10,862,526
Number of transactions (thousands) (2)	6,554,649	7,504,638	8,116,853

(1)	Number of users is defined as the total cumulative number of retail and corporate customers who have registered through our branch offices to use our Internet banking services.
(2)	Number of transactions includes balance and transaction inquiries, fund transfers and other transactions.
(3)	Number of users is defined as the total cumulative number of retail and corporate customers who have registered through our branch offices to use our phone banking services.
(4)	Number of users is defined as the total cumulative number of retail customers who have registered through our branch offices, or the customers’ smartphones, to use our smartphone banking services.

Internet Banking

Our goal is to consolidate our position as a market leader in on-line banking. Our Internet banking services currently include:

•	basic banking services, including fund transfers, balance and transaction inquiries, pre-set automatic transfers, product inquiries, on-line bill payments and foreign exchange services;

•	investment services, including opening deposit accounts and investing in funds;

•	processing of loan applications;

•	electronic certification services, which permit our Internet banking service users to authenticate transactions on a confidential basis through digital signatures; and

•	wealth management and advisory services, including financial planning and real estate information services.

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

In addition, the Korean financial industry is undergoing significant consolidation. The number of nationwide commercial banks in Korea has decreased from 16 as of December 31, 1997, to six banks and four financial holding companies as of December 31, 2015. Furthermore, a number of significant mergers and acquisitions in the industry have taken place in Korea in recent years, including Hana Financial Group’s acquisition of a controlling interest in Korea Exchange Bank in February 2012 and the subsequent merger of Hana Bank into Korea Exchange Bank in September 2015. Moreover, as part of the Korean government’s plans to privatize Woori Finance Holdings Co., Ltd. (the financial holding company of Woori Bank), certain subsidiaries of Woori Finance Holdings Co., Ltd. were sold to other financial institutions and Woori Finance Holdings Co., Ltd. itself was merged into Woori Bank in 2014. We expect that consolidation in the financial industry will continue. The financial institutions resulting from such consolidation may, by virtue of their increased size and business scope, provide significantly greater competition for us. We intend to review potential acquisition opportunities as they arise. We cannot guarantee that we will not be involved in any future mergers or acquisitions.

For additional information, you should read the section entitled “Item 3.D. Risk Factors—Risks relating to competition.”

Information Technology

We regularly implement various IT system-related initiatives and upgrades at the group and subsidiary level. We believe that continuous improvement of our IT systems is crucial in supporting our operations and management and providing high-quality customer service. Accordingly, we continue to upgrade and improve our systems through various activities, including projects to develop next generation banking systems for Kookmin Bank, further strengthen system security and timely develop and implement various new IT systems and services (including group-wide software) that support our business operations and risk management activities.

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

In 2015, we spent approximately ￦499 billion for our IT system implementation and operations, including expenses related to the construction of new IT systems, implementation of hardware and software technologies and other new systems, as well as related labor costs.

As of December 31, 2015, we employed a total of 1,103 full-time employees in our IT operations.

Assets and Liabilities

The tables below set out selected financial highlights regarding our banking operations and individual assets and liabilities. Except as otherwise indicated, amounts as of and for the years ended December 31, 2011, 2012, 2013, 2014 and 2015 are presented on a consolidated basis under IFRS.

Loan Portfolio

As of December 31, 2015, our total loan portfolio was ￦247,587 billion compared to ￦233,902 billion as of December 31, 2014 and ￦221,862 billion as of December 31, 2013. As of December 31, 2015, 94.3% of our total loans were Won-denominated loans compared to 94.8% as of December 31, 2014 and 94.6% as of December 31, 2013.

Loan Types

The following table presents loans by type as of the dates indicated. Except where we specify otherwise, all loan amounts stated below are before deduction of allowances for loan losses. Total loans reflect our loan portfolio, including past due amounts.

	As of December 31,
	2011		2012		2013		2014		2015
	(in billions of Won)
Domestic:
Corporate
Small- and medium-sized enterprise	￦	68,730	￦	70,471	￦	71,045	￦	71,960	￦	78,665
Large corporate (1)		28,509		29,212		29,489		28,918		30,182
Retail
Mortgage and home equity		75,580		74,463		77,969		86,994		87,882
Other consumer		28,275		28,969		29,675		32,255		36,312
Credit cards		12,421		11,874		11,784		11,632		12,136

Total domestic		213,515		214,989		219,962		231,759		245,177
Foreign		2,040		1,925		1,900		2,143		2,410

Total gross loans	￦	215,555	￦	216,914	￦	221,862	￦	233,902	￦	247,587

(1)

Large corporate loans include ￦35 billion, ￦33 billion, ￦132 billion, ￦191 billion and ￦248 billion of loans to the Korean government and government related agencies (including the Korea Deposit Insurance Corporation) as of December 31, 2011, 2012, 2013, 2014 and 2015, respectively.

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

20 Largest Exposures by Borrower

As of December 31, 2015, our 20 largest exposures totaled ￦12,741 billion and accounted for 4.1% of our total exposures. The following table sets forth, as of December 31, 2015, our total exposures to these top 20 borrowers or issuers:

	Loans								Guarantees and Acceptances				Amounts Classified as Impaired Loans
Company (1)	Won Currency		Foreign Currency		Equity Securities		Debt Securities				Total Exposures
	(in billions of Won)
KEB Hana Bank	￦	30	￦	815	￦	—	￦	279	￦	—	￦	1,124	￦	—
Daewoo Shipbuilding & Marine Engineering Co., Ltd.		116		151		—		—		832		1,099		—
Hyundai Heavy Industries Co., Ltd.		92		256		—		—		608		956		—
Samsung Heavy Industries Co., Ltd.		—		68		—		—		857		925		—
Samsung Electronics Co., Ltd.		—		901		4		—		—		905		—
NongHyup Bank		15		—		—		762		—		777		—
Woori Bank		—		346		1		418		—		765		—
Hyundai Capital Services Inc.		350		—		—		280		—		630		—
Samsung C&T Corporation		41		21		1		102		452		617		—
Bank of Baroda		—		586		—		4		—		590		—
SK Holdings Co., Ltd.		20		—		421		82		—		523		—
Daewoo International Corporation		—		376		—		35		98		509		—
POSCO		1		18		312		153		—		484		—
National Agricultural Cooperative Federation		—		7		—		441		—		448		—
Hyundai Steel Company		250		110		—		24		32		416		—
Raiffeisenbank St. Gallen		—		410		—		—		—		410		—
Korean Airlines Co., Ltd.		—		145		—		13		251		409		—
LG Electronics Inc.		390		—		6		6		—		402		—
Hyundai Rotem Company		50		3		—		57		289		399		—
Shinsegae Inc.		1		—		—		—		352		353		—

Total	￦	1,356	￦	4,213	￦	745	￦	2,656	￦	3,771	￦	12,741	￦	—

(1)

Excludes exposures to government-owned or -controlled enterprises or financial institutions, including Bank of Korea, Korea Housing Finance Corporation, Korea Land & Housing Corporation, Korea Deposit Insurance Corporation and Korea Development Bank.

As of December 31, 2015, 14 of these top 20 borrowers or issuers were companies belonging to the 41 largest chaebols in Korea designated as such by the Financial Supervisory Service based on their outstanding exposures.

Exposure to Chaebols

As of December 31, 2015, 7.1% of our total exposure was to the 41 largest chaebols in Korea designated as such by the Financial Supervisory Service based on their outstanding exposures. The following table shows, as of December 31, 2015, our total exposures to the ten chaebol groups to which we have the largest exposure:

	Loans				Equity Securities		Debt Securities		Guarantees and Acceptances		Total Exposures		Amounts Classified as Impaired Loans
Chaebol	Won Currency		Foreign Currency
	(in billions of Won)
Samsung (1)	￦	311	￦	1,305	￦	124	￦	420	￦	1,489	￦	3,649	￦	—
Hyundai Motor (2)		841		583		2		803		650		2,879		—
SK (3)		152		430		423		358		212		1,575		—
Hyundai Heavy Industries (4)		133		318		33		—		999		1,483		—
POSCO (5)		207		432		346		208		131		1,324		—
Hanwha (6)		855		75		—		140		175		1,245		—
Daewoo Shipbuilding & Marine Engineering (7)		141		151		—		—		832		1,124		—
LG (8)		485		192		8		142		39		866		—
Lotte (9)		287		53		25		403		86		854		—
Shinsegae (10)		102		—		1		54		477		634		—

Total	￦	3,514	￦	3,539	￦	962	￦	2,528	￦	5,090	￦	15,633	￦	—

(1)	Includes principally Samsung Heavy Industries Co., Ltd., Samsung Electronics Co., Ltd. and Samsung C&T Corporation.
(2)	Includes principally Hyundai Capital Services Inc., Hyundai Steel Company and Hyundai Rotem Company.
(3)	Includes principally SK Holdings Co., Ltd., Apollo Shipholding S.A. and SK Energy Co., Ltd.
(4)	Includes principally Hyundai Heavy Industries Co., Ltd., Hyundai Mipo Dockyard Co., Ltd. and Hyundai Samho Heavy Industries Co., Ltd.
(5)	Includes principally Daewoo International Corporation, POSCO and POSCO Energy Co., Ltd.
(6)	Includes principally Hanwha Corporation, Hanwha Engineering & Construction Corp. and Hanwha Techwin Co., Ltd.
(7)	Includes principally Daewoo Shipbuilding & Marine Engineering Co., Ltd., Shinhan Heavy Industries Co., Ltd. (formerly, Shinhan Machinery Co., Ltd.) and DSEC Co., Ltd.
(8)	Includes principally LG Electronics Inc., LG Chem, Ltd. and LG Display Co., Ltd.
(9)	Includes principally Lotte Capital Co., Ltd., Lotte Card Co., Ltd. and Lotte Engineering & Construction Co., Ltd.
(10)	Includes principally Shinsegae Inc., Shinsegae Simon Inc. and E-Mart Inc.

Loan Concentration by Industry

The following table presents the aggregate balance of our domestic and foreign corporate loans, by industry concentration, as of December 31, 2013, 2014 and 2015:

	As of December 31,
	2013			2014			2015
Industry	Amount		%	Amount		%	Amount		%
	(in billions of Won, except percentages)
Services	￦	38,375	37.5%	￦	39,385	38.2%	￦	44,372	39.9%
Manufacturing		31,161	30.5		32,694	31.7		35,373	31.8
Wholesale and retail		13,874	13.6		13,287	12.9		13,704	12.3
Financial institutions		10,524	10.3		9,117	8.9		9,070	8.2
Construction		4,428	4.3		3,862	3.8		3,569	3.2
Public sector		655	0.6		755	0.7		812	0.7
Others		3,318	3.2		3,871	3.8		4,316	3.9

Total	￦	102,335	100.0%	￦	102,971	100.0%	￦	111,216	100.0%

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

The following table sets out the scheduled maturities (time remaining until maturity) of our loan portfolio as of December 31, 2015. The amounts disclosed are before deduction of allowances for loan losses:

	1 Year or Less		Over 1 Year But Not More Than 5 Years		Over 5 Years		Total
	(in billions of Won)
Domestic:
Corporate
Small- and medium-sized enterprises	￦	54,166	￦	18,795	￦	5,704	￦	78,665
Large corporate		20,494		6,195		3,493		30,182

Total corporate		74,660		24,990		9,197		108,847
Retail
Mortgage and home equity		7,380		6,583		73,919		87,882
Other consumer		21,200		11,464		3,648		36,312

Total retail		28,580		18,047		77,567		124,194
Credit cards		10,577		1,305		254		12,136

Total domestic		113,817		44,342		87,018		245,177
Foreign:		1,998		309		103		2,410

Total gross loans	￦	115,815	￦	44,651	￦	87,121	￦	247,587

Interest Rate Sensitivity

The following table shows, as of December 31, 2015, the total amount of loans due after one year, which have fixed interest rates and variable or adjustable interest rates:

	As of December 31, 2015
	(in billions of Won)
Fixed rate (1)	￦	18,158
Variable or adjustable rates (2)		113,614

Total gross loans	￦	131,772

(1)	Fixed rate loans are loans for which the interest rate is fixed for the entire term.
(2)	Variable or adjustable rate loans are loans for which the interest rate is not fixed for the entire term.

For additional information regarding our management of interest rate risk, see “Item 11. Quantitative and Qualitative Disclosures about Market Risk—Market Risk Management—Market Risk Management for Non-Trading Activities.”

Credit Exposures to Companies in Workout, Restructuring or Rehabilitation

Workout is a voluntary procedure through which we, together with the borrower and other creditors, seek to restore the borrower’s financial stability and viability. Previously, workouts were regulated under a series of

Corporate Restructuring Promotion Acts, which last expired on December 31, 2015. In March 2016, the National Assembly of Korea adopted a new Corporate Restructuring Promotion Act, which is scheduled to expire on June 30, 2018. Under the new Corporate Restructuring Promotion Act, creditors of a financially troubled borrower may participate in a creditors’ committee, which is authorized to prohibit such creditors from exercising their rights against the borrower, commence workout procedures and approve or make revisions to a reorganization plan prepared by the lead creditor bank, the borrower and external experts. The composition of the creditors’ committee is determined at the initial meeting of the committee by the approval of creditors holding not less than 75% of the borrower’s total outstanding debt held by creditors who were notified of the initial meeting of the committee. Although creditors that are not financial institutions or hold less than 1% of the total outstanding debt of the borrower need not be notified of the initial meeting of the creditors’ committee, if such creditors wish to participate, they may not be excluded. Any decision of the creditors’ committee requires the approval of creditors holding not less than 75% of the total outstanding debt of the borrower. However, if a single creditor holds 75% or more of the borrower’s total outstanding debt held by the creditors comprising the creditors’ committee, any decision of the creditors’ committee requires the approval of not less than 40% of the total number of creditors (including such single creditor) comprising the committee. An additional approval of creditors holding not less than 75% of the secured debt is required with respect to the borrower’s debt restructuring. Once approved, any decision made by the creditors’ committee is binding on all creditors of the borrower, with the exception of those creditors that were excluded by a resolution of the committee at its initial meeting and those who exercised their right to request that their claims be purchased. Creditors that voted against commencement of workout, approval or revision of the reorganization plan, debt restructuring, granting of new credit, extension of the joint management process or other resolutions of the committee have the right to request the creditors that voted in favor of such matters to purchase their claims at a mutually agreed price. In the event that the parties are not able to agree on the terms of purchase, a coordination committee consisting of experts would determine the terms. The creditors that oppose a decision made by the coordination committee may request a court to change such decision.

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

A portion of our loans to and debt securities of corporate customers are currently in workout, restructuring or rehabilitation. As of December 31, 2015, ￦616 billion or 0.2% of our total loans and debt securities were in workout, restructuring or rehabilitation. This included ￦203 billion of loans to and debt securities of large corporate borrowers and ￦413 billion of loans to and debt securities of small- and medium-sized enterprises.

The following table shows, as of December 31, 2015, our ten largest exposures that were in workout, restructuring or rehabilitation:

	Loans								Guarantees and Acceptances				Amounts Classified as Impaired Loans
Company	Won Currency		Foreign Currency		Equity Securities		Debt Securities				Total Exposures
	(in billions of Won)
Orient Shipyard Co., Ltd.	￦	53	￦	3	￦	—	￦	—	￦	69	￦	125	￦	56
Dongmoon Construction Co., Ltd.		73		—		—		—		—		73		73
Samho International Co., Ltd.		41		—		14		5		—		60		41
Hongwon Paper Mfg. Co., Ltd.		10		7		—		—		1		18		17
Trans-Pacific Resources Ltd.		—		8		—		—		9		17		8
Hyundai Cement Co., Ltd.		—		—		15		—		—		15		—
Kukje Machinery Co., Ltd.		4		3		4		—		2		13		7
Shindongah Engineering & Construction Co., Ltd.		12		—		—		—		1		13		12
SolarPark Korea Co., Ltd.		12		—		—		—		—		12		12
Woojeon & Handan Co., Ltd.		—		12		—		—		—		12		12

Total	￦	205	￦	33	￦	33	￦	5	￦	82	￦	358	￦	238

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

Loan Aging Schedule

The following table shows our loan aging schedule (excluding accrued interest) as of the dates indicated:

As of December 31,	Normal Amount		%	Amount Past Due 1-3 Months		%	Amount Past Due 3-6 Months		%	Amount Past Due 6 Months or More		%	Total Amount
	(in billions of Won, except percentages)
2011	￦	213,515	99.0%	￦	860	0.4%	￦	327	0.2%	￦	853	0.4%	￦	215,555
2012		214,489	98.9		819	0.4		532	0.2		1,074	0.5		216,914
2013		219,777	99.1		664	0.3		426	0.2		995	0.4		221,862
2014		232,159	99.2		675	0.3		385	0.2		683	0.3		233,902
2015		246,116	99.5		549	0.2		359	0.1		563	0.2		247,587

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

Interest foregone is the interest due on non-accrual loans that has not been accrued in our books of account. For the year ended December 31, 2015, we would have recorded gross interest income of ￦220 billion compared to ￦275 billion for the year ended December 31, 2014, ￦332 billion for the year ended December 31, 2013, ￦309 billion for the year ended December 31, 2012 and ￦336 billion for the year ended December 31, 2011 on loans accounted for on a non-accrual basis throughout the year, or since origination for loans held for part of the year, had we not foregone interest on those loans. The amount of interest income on those loans that was included in our profit for the years ended December 31, 2011, 2012, 2013, 2014 and 2015 was ￦192 billion, ￦187 billion, ￦206 billion, ￦175 billion and ￦151 billion, respectively.

The following table shows, as of the dates indicated, the amount of loans that were placed on a non-accrual basis and accruing loans which were past due 90 days or more. The category “accruing but past due 90 days” includes loans which are still accruing interest but on which principal or interest payments are contractually past due 90 days or more.

	As of December 31,
	2011		2012		2013		2014		2015
	(in billions of Won)
Loans accounted for on a non-accrual basis
Corporate	￦	2,021	￦	1,851	￦	2,220	￦	1,673	￦	1,607
Consumer		1,200		1,290		1,253		1,022		763

Sub-total		3,221		3,141		3,473		2,695		2,370

Accruing loans which are contractually past due 90 days or more as to principal or interest
Corporate		4		84		98		39		47
Consumer		45		97		116		72		88

Sub-total		49		181		214		111		135

Total	￦	3,270	￦	3,322	￦	3,687	￦	2,806	￦	2,505

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

	As of December 31,
	2011		2012		2013		2014		2015
	(in billions of Won)
Loans classified as “troubled debt restructurings”	￦	412	￦	465	￦	269	￦	256	￦	228

For 2015, interest income that would have been recorded under the original contract terms of restructured loans amounted to ￦20 billion, out of which ￦14 billion was reflected as interest income during 2015.

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

As of December 31, 2015, we had ￦2,718 billion of potential problem loans.

Other Problematic Interest Earning Assets

We have certain other interest earning assets received in connection with troubled debt restructurings that, if they were loans, would be required to be disclosed as part of the non-accrual, past due or restructuring or potential problem loan disclosures provided above. As of December 31, 2011, 2012, 2013, 2014 and 2015, we did not have any debt securities received in connection with troubled debt restructurings on which interest was past due.

Non-Performing Loans

Non-performing loans are defined as loans that are past due by 90 days or more. These loans are generally classified as “substandard” or below. For further information on the classification of non-performing loans under Korean regulatory requirements, see “—Regulatory Reserve for Credit Losses” below.

The following table shows, as of the dates indicated, certain details of our total non-performing loan portfolio:

	As of December 31,
	2011		2012		2013		2014		2015
	(in billions of Won, except percentages)
Total non-performing loans	￦	1,180	￦	1,606	￦	1,421	￦	1,068	￦	922
As a percentage of total loans		0.5%		0.7%		0.6%		0.5%		0.4%

Analysis of Non-Performing Loans

The following table sets forth, as of the dates indicated, our total non-performing loans by type of borrower:

	As of December 31,
	2011			2012			2013			2014			2015
	Amount		%	Amount		%	Amount		%	Amount		%	Amount		%
	(in billions of Won, except percentages)
Domestic:
Corporate
Small- and medium sized enterprise	￦	373	31.6%	￦	680	42.4%	￦	568	40.0%	￦	373	34.9%	￦	309	33.5%
Large corporate		84	7.1		97	6.0		158	11.1		137	12.8		187	20.3

Total corporate		457	38.7		777	48.4		726	51.1		510	47.7		496	53.8
Retail
Mortgage and home equity		510	43.2		625	38.9		394	27.7		209	19.6		172	18.7
Other consumer		132	11.2		137	8.5		152	10.7		186	17.4		157	17.0

Total retail		642	54.4		762	47.4		546	38.4		395	37.0		329	35.7
Credit cards		62	5.3		47	2.9		107	7.5		99	9.3		70	7.6

Total domestic		1,161	98.4		1,586	98.7		1,379	97.0		1,004	94.0		895	97.1
Foreign:		19	1.6		20	1.3		42	3.0		64	6.0		27	2.9

Total non-performing loans	￦	1,180	100.0%	￦	1,606	100.0%	￦	1,421	100.0%	￦	1,068	100.0%	￦	922	100.0%

Top 20 Non-Performing Loans

As of December 31, 2015, our 20 largest non-performing loans accounted for 30.9% of our total non-performing loan portfolio. The following table shows, as of December 31, 2015, certain information regarding our 20 largest non-performing loans:

	Industry	Gross Principal Outstanding		Allowances for Loan Losses (1)
	(in billions of Won)
Borrower A	Manufacturing	￦	55	￦	55
Borrower B	Services		53		6
Borrower C	Construction		37		22
Borrower D	Manufacturing		22		2
Borrower E	Others		20		12
Borrower F	Construction		17		7
Borrower G	Wholesale and retail		11		10
Borrower H	Manufacturing		10		10
Borrower I	Others		9		—
Borrower J	Services		8		—
Borrower K	Services		8		1
Borrower L	Manufacturing		7		2
Borrower M	Manufacturing		5		4
Borrower N	Manufacturing		4		4
Borrower O	Financial institutions		4		2
Borrower P	Manufacturing		3		1
Borrower Q	Manufacturing		3		1
Borrower R	Construction		3		1
Borrower S	Manufacturing		3		2
Borrower T	Manufacturing		3		—

Total		￦	285	￦	142

(1)	If the estimated recovery value of collateral for a non-performing loan is sufficient compared to the outstanding loan balance, we record no allowances for loan losses for such non-performing loan.

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

In addition, we use the services of our wholly-owned loan collection subsidiary, KB Credit Information Co., Ltd., which receives payments from recoveries made on charged-off loans and certain loans that are overdue for over three months (28 days on average in the case of credit card loans). KB Credit Information has over 140 employees, including legal experts and management employees. The fees that it receives are based on the amounts of non-performing and charged off loans that are recovered. In 2013, 2014 and 2015, the amount recovered was ￦473 billion, ￦443 billion and ￦395 billion, respectively.

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

Pursuant to a memorandum of understanding among the Financial Supervisory Service and seven banks, including Kookmin Bank, a private equity fund was established in June 2011 to acquire approximately ￦1.2 trillion of non-performing bank loans to construction companies in workout, restructuring or rehabilitation. The general partner of the fund is United Asset Management Corp. and the limited partners consist of the seven banks and other investors. The fund purchases non-performing bank loans at market price and the funds required to purchase such loans are contributed or lent by the same banks that sell such loans to the fund. In June 2011, we agreed to make a capital commitment of ￦148 billion and provide a ￦109 billion revolving loan facility to the fund. From June to December 2011, we contributed the entire amount of our capital commitment to the fund in connection with its purchase of ￦148 billion of non-performing loans from us. In September 2012, we agreed to increase our capital commitment to ￦241 billion. From September to December 2012, we contributed ￦44 billion to the fund. Our revolving loan facility to the fund was decreased to ￦55 billion in 2013 and terminated in 2014. We have made no additional capital commitments to the fund in 2014 or 2015.

Allocation and Analysis of Allowances for Loan Losses

The following table presents, as of the dates indicated, the allocation of our allowances for loan losses by loan type. The ratio represents the percentage of allowances for loan losses in each category to total allowances for loan losses.

	As of December 31,
	2011			2012			2013			2014			2015
	Amount		%	Amount		%	Amount		%	Amount		%	Amount		%
	(in billions of Won, except percentages)
Domestic:
Corporate
Small- and medium sized enterprise	￦	1,533	44.4%	￦	1,234	37.7%	￦	1,023	35.8%	￦	819	33.4%	￦	775	30.0%
Large corporate		910	26.4		999	30.6		785	27.4		656	26.8		875	33.9

Total corporate		2,443	70.8		2,233	68.3		1,808	63.2		1,475	60.2		1,650	63.9

Retail
Mortgage and home equity		111	3.2		123	3.8		93	3.3		48	2.0		37	1.4
Other consumer		524	15.2		565	17.2		486	17.0		488	19.9		454	17.6

Total retail		635	18.4		688	21.0		579	20.3		536	21.9		491	19.0
Credit cards		350	10.2		329	10.1		410	14.3		390	15.9		398	15.4

Total domestic		3,428	99.4		3,250	99.4		2,797	97.8		2,401	97.9		2,539	98.3
Foreign: (1)		20	0.6		19	0.6		64	2.2		51	2.1		43	1.7

Total allowances for loan losses	￦	3,448	100.0%	￦	3,269	100.0%	￦	2,861	100.0%	￦	2,452	100.0%	￦	2,582	100.0%

(1)	Consists primarily of loans to corporations.

The following table analyzes our allowances for loan losses and loan loss experience for each of the years indicated:

	Year Ended December 31,
	2011		2012		2013		2014		2015
	(in billions of Won, except percentages)
Balance at the beginning of the period	￦	3,756	￦	3,448	￦	3,269	￦	2,861	￦	2,452
Amounts charged against income		1,645		1,653		1,427		1,211		1,100
Sale		(240)		(105)		(84)		(72)		(50)
Gross charge-offs:
Domestic:
Corporate
Small- and medium-sized enterprise		1,274		943		691		746		412
Large corporate		204		260		454		326		275
Retail
Mortgage and home equity		20		62		134		149		16
Other consumer		267		391		447		425		338
Credit cards		413		541		404		427		377
Foreign:		3		—		2		18		1

Total gross charge-offs		(2,181)		(2,197)		(2,132)		(2,091)		(1,419)

Recoveries:
Domestic:
Corporate
Small-and medium-sized enterprise		162		149		145		259		156
Large corporate		6		9		—		—		—
Retail
Mortgage and home equity		13		7		22		31		63
Other consumer		104		97		105		109		132
Credit cards		204		185		141		131		138
Foreign:		1		3		2		1		4

Total recoveries		490		450		415		531		493

Net charge-offs		(1,691)		(1,747)		(1,717)		(1,560)		(926)
Other charges (1)		(22)		20		(34)		12		6

Balance at the end of the period	￦	3,448	￦	3,269	￦	2,861	￦	2,452	￦	2,582

Ratio of net charge-offs during the period to average loans outstanding during the period		0.8%		0.8%		0.8%		0.7%		0.4%

(1)	The amount for 2014 reflects an increase in allowances for loan losses of ￦83 billion attributable to the addition of KB Capital Co., Ltd. as a consolidated subsidiary in March 2014.

Regulatory Reserve for Credit Losses

If our allowances for credit losses are deemed insufficient for regulatory purposes, we are required to compensate for the difference by recording a regulatory reserve for credit losses, which is segregated within our retained earnings. Regulatory reserve for credit losses are not available for distribution to shareholders as dividends. The level of regulatory reserve for credit losses required to be recorded is equal to the amount by which our allowances for credit losses under IFRS are less than the greater of (x) the amount of expected loss calculated using the internal ratings-based approach under Basel III and as approved by the Financial Supervisory Service and (y) the required amount of credit loss reserve calculated based on standards prescribed by the Financial Services Commission. As of December 31, 2015, our regulatory reserve for credit losses was ￦2,454 billion.

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

Doubtful

Loans exceeding the amount that we expect to collect of total loans to customers that:

(i) based on our consideration of their business, financial position and future cash flows, have incurred serious default risks due to noticeable deterioration in their ability to repay; or

(ii) have been in arrears for three months or more but less than 12 months.

Estimated loss

Loans exceeding the amount that we expect to collect of total loans to customers that:

(i) based on our consideration of their business, financial position and future cash flows, are judged to be accounted as a loss because the inability to repay became certain due to serious deterioration in their ability to repay;

(ii) have been in arrears for 12 months or more; or

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

For example, in March 2009, the Financial Services Commission requested Korean banks, including us, to establish a “pre-workout program,” including a credit counseling and recovery service, for retail borrowers with outstanding short-term debt defaults. Under the pre-workout program, which has been in operation since April 2009, maturity extensions and/or interest reductions are provided for retail borrowers with total loans of ￦1.5 billion or less (consisting of no more than ￦500 million of unsecured loans and ￦1 billion of secured loans) who are in arrears on their payments for more than 30 days but less than 90 days or for retail borrowers with an annual income of ￦40 million or less who have been in arrears on their payments for more than 30 days on an aggregate basis for the 12 months prior to their application.

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

Carrying Amount and Market Value

The following table sets out the carrying amount and market value of securities in our securities portfolio as of the dates indicated:

	As of December 31,
	2013				2014				2015
	Carrying Amount		Market Value		Carrying Amount		Market Value		Carrying Amount		Market Value
	(in billions of Won)
Available-for-sale financial assets:
Equity securities	￦	2,899	￦	2,899	￦	3,032	￦	3,032	￦	3,377	￦	3,377
Debt securities
Korean treasury securities and government agency securities		6,926		6,926		4,702		4,702		3,757		3,757
Debt securities issued by financial institutions		5,782		5,782		6,981		6,981		7,241		7,241
Corporate debt securities		4,998		4,998		6,120		6,120		4,980		4,980
Asset-backed securities		1,208		1,208		1,211		1,211		5,216		5,216
Others		19		19		346		346		417		417

Total available-for-sale		21,832		21,832		22,392		22,392		24,988		24,988

Held-to-maturity financial assets:
Debt securities
Korean treasury securities and government agency securities		4,357		4,537		3,557		3,772		2,592		2,707
Debt securities issued by financial institutions		893		902		1,262		1,280		1,864		1,885
Corporate debt securities		7,400		7,580		7,278		7,525		5,530		5,706
Asset-backed securities		367		368		472		474		4,164		4,208

Total held-to-maturity		13,017		13,387		12,569		13,051		14,150		14,506

	As of December 31,
	2013				2014				2015
	Carrying Amount		Market Value		Carrying Amount		Market Value		Carrying Amount		Market Value
	(in billions of Won)
Financial assets at fair value through profit or loss:
Financial assets held for trading
Equity securities		1,101		1,101		358		358		642		642
Debt securities
Korean treasury securities and government agency securities		2,085		2,085		3,067		3,067		2,510		2,510
Debt securities issued by financial institutions		3,266		3,266		4,049		4,049		3,973		3,973
Corporate debt securities		1,760		1,760		1,827		1,827		2,106		2,106
Asset-backed securities		510		510		319		319		316		316
Others		205		205		451		451		418		418
Others		40		40		51		51		69		69

Sub-total		8,967		8,967		10,122		10,122		10,034		10,034

Financial assets designated at fair value through profit or loss
Equity securities		116		116		134		134		196		196
Debt securities		—		—		—		—		146		146
Derivative-linked securities		246		246		502		502		798		798

Sub-total		362		362		636		636		1,140		1,140

Total financial assets at fair value through profit or loss		9,329		9,329		10,758		10,758		11,174		11,174

Total securities	￦	44,178	￦	44,548	￦	45,719	￦	46,201	￦	50,312	￦	50,668

Maturity Analysis

The following table categorizes our debt securities by maturity and weighted average yield as of December 31, 2015:

	Within 1 Year		Weighted Average Yield (1)	Over 1 But within 5 Years		Weighted Average Yield (1)	Over 5 But within 10 Years		Weighted Average Yield (1)	Over 10 Years		Weighted Average Yield (1)	Total		Weighted Average Yield (1)
	(in billions of Won, except percentages)
Available-for-sale financial assets:
Korean treasury securities and government agencies	￦	499	3.38%	￦	2,990	2.26%	￦	258	2.35%	￦	10	4.29%	￦	3,757	2.42%
Debt securities issued by financial institutions		3,768	2.16		3,184	2.56		289	3.15		—	—		7,241	2.37
Corporate debt securities		1,355	3.50		3,365	3.12		225	3.29		35	4.43		4,980	3.24
Asset-backed securities		1,419	1.84		3,001	1.88		451	2.53		345	2.70		5,216	1.98
Others		20	2.79		—	—		—	—		397	4.57		417	4.48

Total	￦	7,061	2.44%	￦	12,540	2.47%	￦	1,223	2.78%	￦	787	3.74%	￦	21,611	2.53%

Held-to-maturity financial assets:
Korean treasury securities and government agencies	￦	492	3.94%	￦	1,977	4.44%	￦	11	2.00%	￦	112	5.38%	￦	2,592	4.37%
Debt securities issued by financial institutions		979	2.20		452	3.70		63	3.48		370	2.88		1,864	2.74
Corporate debt securities		2,053	4.04		2,649	4.31		314	3.71		514	4.48		5,530	4.19
Asset-backed securities		220	2.82		2,654	2.26		1,270	2.34		20	3.24		4,164	2.32

Total	￦	3,744	3.47%	￦	7,732	3.60%	￦	1,658	2.64%	￦	1,016	3.97%	￦	14,150	3.48%

Financial assets at fair value through profit or loss:
Financial assets held for trading:
Korean treasury securities and government agency securities	￦	540	3.30%	￦	1,203	3.17%	￦	511	3.01%	￦	256	3.28%	￦	2,510	3.18%
Debt securities issued by financial institutions		1,626	2.12		1,948	2.24		359	3.22		40	3.37		3,973	2.29
Corporate debt securities		900	3.14		1,019	2.87		187	3.47		—	—		2,106	3.04
Asset-backed securities		214	2.94		102	2.45		—	—		—	—		316	2.78
Others		418	1.71		—	—		—	—		—	—		418	1.71

Sub-total	￦	3,698	2.54%	￦	4,272	2.66%	￦	1,057	3.16%	￦	296	3.29%	￦	9,323	2.69%

Financial assets designated at fair value through profit or loss
Corporate debt securities	￦	67	3.90%	￦	79	3.80%	￦	—	—	￦	—	—	￦	146	3.85%

Sub-total	￦	67	3.90%	￦	79	3.80%	￦	—	—	￦	—	—	￦	146	3.85%

Total	￦	3,765	2.56%	￦	4,351	2.68%	￦	1,057	3.16%	￦	296	3.29%	￦	9,469	2.71%

(1)

The weighted average yield for the portfolio represents the yield to maturity for each individual security, weighted using its carrying amount (which is the amortized cost in the case of held-to-maturity financial assets and the fair value in the case of available-for-sale financial assets and financial assets at fair value through profit or loss).

Concentrations of Risk

As of December 31, 2015, we held the following securities of individual issuers where the aggregate carrying amount of those securities exceeded 10% of our stockholders’ equity at such date. As of December 31, 2015, our stockholders’ equity was ￦28,681 billion.

	Carrying Amount		Market Value
	(in billions of Won)
Name of issuer:
Korea Housing Finance Corporation	￦	9,609	￦	9,652
Korean government		7,754		7,906
Bank of Korea		3,669		3,669
Korea Development Bank		2,944		2,953

Total	￦	23,976	￦	24,180

The Korea Housing Finance Corporation is owned by the Korean government and the Bank of Korea. The Bank of Korea is controlled by the Korean government, whereas the Korea Development Bank is wholly-owned by the Korean government.

Funding

We obtain funding for our lending activities from a variety of sources, both domestic and foreign. Our principal source of funding is customer deposits. In addition, we acquire funding through long-term borrowings (comprising debentures and debts), short-term borrowings, including borrowings from the Bank of Korea, and call money.

Our primary funding strategy has been to achieve low-cost funding by increasing the average balances of low-cost retail deposits, in particular demand deposits and time deposits. We also have focused our marketing efforts on higher net worth individuals, who account for a significant portion of the assets in our retail deposit base. Customer deposits accounted for 83.0% of total funding as of December 31, 2013, 82.4% of total funding as of December 31, 2014 and 82.1% of total funding as of December 31, 2015.

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

The following table shows the average balances of our deposits and the average rates paid on our deposits for the periods indicated:

	2013			2014			2015
	Average Balance (1)		Average Rate Paid	Average Balance (1)		Average Rate Paid	Average Balance (1)		Average Rate Paid
	(in billions of Won, except percentages)
Demand deposits:
Non-interest bearing	￦	3,252	—	￦	3,486	—	￦	3,836	—
Interest bearing		60,894	0.47%		67,612	0.42%		82,614	0.35%
Time deposits		130,286	3.02		130,258	2.70		123,977	2.16
Certificates of deposit		1,780	3.03		1,689	2.72		3,645	1.92

Average total deposits	￦	196,212	2.18%	￦	203,045	1.89%	￦	214,072	1.42%

(1)	Average balances are based on daily balances for our banking, credit card and investment and securities operations and monthly or quarterly balances for our other operations.

For a description of our retail deposit products, see “—Business—Retail Banking—Lending Activities—Mortgage and Home Equity Lending” and “—Business—Retail Banking—Deposit-Taking Activities.”

Time Deposits and Certificates of Deposit

The following table presents the remaining maturities of our time deposits and certificates of deposit which had a fixed maturity in excess of ￦100 million as of December 31, 2015:

	Time Deposits		Certificates of Deposit		Total
	(in billions of Won)
Maturing within three months	￦	22,555	￦	1,639	￦	24,194
After three but within six months		10,684		2,110		12,794
After six but within 12 months		23,079		830		23,909
After 12 months		3,915		—		3,915

Total	￦	60,233	￦	4,579	￦	64,812

Long-term borrowings

The aggregate amount of contractual maturities of all long-term borrowings (comprising debentures and debt) as of December 31, 2015 was as follows:

	As of December 31, 2015
	(in billions of Won)
Due in 2016	￦	12,792
Due in 2017		9,460
Due in 2018		5,837
Due in 2019		1,454
Due in 2020		4,053
Thereafter		4,510

Gross long-term borrowings		38,106
Fair value adjustments		30
Deferred financing costs		(1)
Discount		(26)

Total long-term borrowings, net	￦	38,109

Short-term borrowings

The following table presents information regarding our short-term borrowings (borrowings with an original maturity of one year or less) for the periods indicated:

	As of and for the Year Ended December 31,
	2013		2014		2015
	(in billions of Won, except percentages)
Call money:
Year-end balance	￦	2,648	￦	2,882	￦	2,091
Average balance (1)		4,679		4,164		3,016
Maximum balance (2)		5,835		5,503		4,049
Average interest rate (3)		2.12%		1.87%		1.20%
Year-end interest rate		0.17-5.23%		0.10-3.61%		0.24-5.00%
Borrowings from the Bank of Korea: (4)
Year-end balance	￦	558	￦	1,003	￦	1,421
Average balance (1)		649		763		1,323
Maximum balance (2)		917		1,048		1,610
Average interest rate (3)		1.08%		0.92%		0.72%
Year-end interest rate		0.50-1.00%		0.50-1.00%		0.50-0.75%
Other short-term borrowings: (5)
Year-end balance	￦	4,963	￦	9,025	￦	7,220
Average balance (1)		6,166		7,460		7,989
Maximum balance (2)		7,064		9,164		8,766
Average interest rate (3)		1.25%		1.41%		1.18%
Year-end interest rate		0.00-4.81%		0.00-8.62%		0.00-8.62%

(1)	Average balances are based on daily balances for our banking, credit card and investment and securities operations and monthly or quarterly balances for our other operations.
(2)	Maximum balances are based on month-end balances.
(3)	Average interest rates for the year are calculated by dividing the total interest expense by the average amount borrowed.
(4)

Borrowings from the Bank of Korea generally mature within one month for borrowings in Won and six months for borrowings in foreign currencies. These short-term borrowings were secured by securities totaling ￦1,415 billion as of December 31, 2015.

(5)

Other short-term borrowings include securities sold under repurchase agreement, bills sold, borrowings and debentures. Other short-term borrowings have maturities of one year or less. Securities sold under repurchase agreements were secured by securities totaling ￦1,967 billion as of December 31, 2015.

Supervision and Regulation

Principal Regulations Applicable to Financial Holding Companies

General

The Financial Holding Company Act, last amended on July 24, 2015, regulates Korean financial holding companies and their subsidiaries. The entities that regulate and supervise Korean financial holding companies and their subsidiaries are the Financial Services Commission and the Financial Supervisory Service.

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

A financial holding company may engage only in controlling the management of its subsidiaries, as well as certain ancillary activities including:

•	financially supporting its direct and indirect subsidiaries;

•	raising capital necessary for investment in its subsidiaries or providing financial support to its direct and indirect subsidiaries;

•	supporting the business of its direct and indirect subsidiaries, including the development and marketing of financial products;

•	providing data processing, legal, accounting and other resources and services that have been commissioned by its direct and indirect subsidiaries so as to support their operations; and

•	any other businesses exempted from authorization, permission or approval under the applicable laws and regulations.

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

Pursuant to amended regulations promulgated by the Financial Services Commission commencing in 2013 to implement Basel III, Korean bank holding companies were required to maintain a minimum ratio of common equity Tier I capital to risk-weighted assets of 3.5% and Tier I capital to risk-weighted assets of 4.5% from December 1, 2013, which minimum ratios were increased to 4.0% and 5.5%, respectively, from January 1, 2014 and increased further to 4.5% and 6.0%, respectively, from January 1, 2015. Such requirements are in addition to the pre-existing requirement for a minimum ratio of Tier I and Tier II capital (less any capital deductions) to risk-weighted assets of 8.0%, which remains unchanged. The amended regulations also require an additional capital conservation buffer of 0.625% starting in 2016, with such buffer to increase in stages to 2.5% by 2019, as well as a potential counter-cyclical capital buffer of up to 2.5% starting in 2016, which will be determined on a quarterly basis by the Financial Services Commission. Furthermore, we were designated as one of five domestic systemically important banks for 2016 by the Financial Services Commission and may be subject to an additional capital requirement of 0.25% in 2016, if deemed necessary, with such potential requirement to increase in stages to 1.0% by 2019.

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

Furthermore, in the case where a person (including Korean and foreign investors, but excluding certain persons prescribed under the Enforcement Decree of the Financial Holding Company Act) (i) acquires in excess of 4% of the total issued and outstanding voting shares of any bank holding company (other than a bank holding company controlling only regional banks), (ii) becomes the largest shareholder of such bank holding company in which such person has acquired in excess of 4% of the total issued and outstanding voting shares, (iii) changes its shareholding in such bank holding company, in which it has acquired in excess of 4% of the total issued and outstanding voting shares, by 1% or more of the total issued and outstanding voting shares of such bank holding company or (iv) is a private equity fund or an investment purpose company holding in excess of 4% of the total outstanding voting shares of a bank holding company and changes its members or shareholders, such person must file a report on such change with the Financial Services Commission (x) in case of (i) and (iii), within ten days after the end of the quarter in which such change occurred, or (y) in case of (ii) and (iv), within ten days after the end of the month in which such change occurred.

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

Principal Regulations Applicable to Banks

The banking system in Korea is governed by the Bank Act of 1950, as amended (the “Bank Act”) and the Bank of Korea Act of 1950, as amended (the “Bank of Korea Act”). In addition, Korean banks are subject to the regulations and supervision of the Bank of Korea, the Monetary Policy Committee of the Bank of Korea, the Financial Services Commission and its executive body, the Financial Supervisory Service.

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

The Financial Supervisory Service, established on January 2, 1999, is subject to the instructions and directives of the Financial Services Commission and carries out supervision and examination of commercial banks. In particular, the Financial Supervisory Service sets requirements both for the prudent control of liquidity and for capital adequacy and establishes reporting requirements pursuant to the authority delegated to it under the Financial Services Commission regulations, pursuant to which banks are required to submit annual reports on financial performance and shareholdings, regular reports on management strategy and non-performing loans, including write-offs, and management of problem companies and plans for the settlement of bad loans.

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

Under the Detailed Regulation on the Supervision of the Banking Business, the capital of a bank is divided into two categories, Tier I and Tier II capital. Tier I capital (core capital) consists of (i) common equity Tier I capital, including paid-in capital, capital surplus and retained earnings related to common equity and accumulated other comprehensive gains and losses, and (ii) additional Tier I capital, including paid-in capital and capital surplus related to hybrid Tier I capital instruments that, among other things, qualify as contingent capital and are subordinated to subordinated debt. Tier II capital (supplementary capital) consists of, among other things, capital and capital surplus from the issuance of Tier II capital, allowances for loan losses on loans classified as “normal” or “precautionary,” subordinated debt and other capital securities which meet the standards prescribed by the governor of the Financial Supervisory Service under Article 26(2) of the Regulation on the Supervision of the Banking Business.

All banks must meet minimum ratios of Tier I and Tier II capital (less any capital deductions) to risk-weighted assets, determined in accordance with Financial Services Commission requirements that have been formulated based on BIS standards. These requirements were adopted and became effective in 1996, and were amended effective January 1, 2008 upon the implementation by the Financial Supervisory Service of Basel II. Under such requirements, all domestic banks and foreign bank branches must meet a minimum ratio of Tier I and Tier II capital (less any capital deductions) to risk-weighted assets of 8%. Commencing in July 2013, the Financial Services Commission promulgated amended regulations implementing Basel III in Korea, pursuant to which Korean banks and bank holding companies were required to maintain a minimum ratio of common equity Tier I capital to risk-weighted assets of 3.5% and Tier I capital to risk-weighted assets of 4.5% from December 1, 2013, which minimum ratios were increased to 4.0% and 5.5%, respectively, from January 1, 2014 and increased further to 4.5% and 6.0%, respectively, from January 1, 2015. Such requirements are in addition to the pre-existing requirement for a minimum ratio of Tier I and Tier II capital (less any capital deductions) to risk-weighted assets of 8.0%, which remains unchanged. The amended regulations also require an additional capital conservation buffer of 0.625% starting in 2016, with such buffer to increase in stages to 2.5% by 2019, as well as a potential counter-cyclical capital buffer of up to 2.5% starting in 2016, which will be determined on a quarterly basis by the Financial Services Commission. Furthermore, we were designated as one of five domestic systemically important banks for 2016 by the Financial Services Commission and may be subject to an additional capital requirement of 0.25% in 2016, if deemed necessary, with such potential requirement to increase in stages to 1.0% by 2019.

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

Liquidity

All banks are required to ensure adequate liquidity by matching the maturities of their assets and liabilities in accordance with the Regulation on the Supervision of the Banking Business. Banks may not invest an amount exceeding 100% of their Tier I and Tier II capital (less any capital deductions) in equity securities and certain other securities with a redemption period of over three years. This stipulation does not apply to Korean government bonds, Monetary Stabilization Bonds issued by the Bank of Korea or debentures and stocks referred to in items 1 and 2, respectively, of paragraph (6) of Article 11 of the Act on the Improvement of the Structure of the Financial Industry. The Financial Services Commission uses the liquidity coverage ratio (described below) as the principal liquidity risk management measure, and currently requires each Korean bank to:

•

maintain a liquidity coverage ratio (defined as the ratio of highly liquid assets to total net cash outflows over a one-month period) of not less than 85%, from January 1, 2016 until December 31, 2016, with such minimum liquidity coverage ratio to increase in increments of 5% per annum to 100% by 2019;

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

The Monetary Policy Committee of the Bank of Korea is empowered to fix and alter minimum reserve requirements that banks must maintain against their deposit liabilities. The current minimum reserve ratios are:

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

Furthermore, pursuant to the Regulation on the Supervision of the Banking Business, foreign exchange agencies, including our subsidiary, Kookmin Bank, are required to hold “foreign currency safe assets” in an aggregate amount that is not less than the lower of (i) the product of (x) its total foreign currency-denominated debt maturing in one year or less multiplied by 2/12 and (y) an amount equal to one minus the “lowest rollover ratio” and (ii) 2% of its total foreign currency-denominated assets as shown in the balance sheet for the immediately preceding quarter. The “lowest rollover ratio” of a foreign exchange agency means the ratio of (A) its total debt with a maturity of one year or less (excluding overnight money) incurred in a particular month to (B) its total debt with maturity of one year or less (excluding overnight money) payable in that particular month, and is calculated by taking the lowest three month average from a period to be designated by the governor of the Financial Supervisory Service. Under the Regulation on the Supervision of the Banking Business, foreign currency-denominated debt maturing in one year or less includes financial bonds, borrowings, call monies and repurchase selling denominated in foreign currencies and such other similar debt instruments denominated in a foreign currency as designated by the governor of the Financial Supervisory Service. “Foreign currency safe assets” are defined as cash denominated in foreign currency, deposits denominated in foreign currency with a central bank or financial institutions rated A or above, bonds issued or guaranteed by a government or central bank rated A or above or corporate bonds issued or guaranteed by corporations rated A or above. Under the Regulation on the Supervision of the Banking Business, Kookmin Bank is also required to maintain a minimum “mid- to long-term foreign exchange funding ratio” of 100%. “Mid-to long term foreign exchange funding ratio” refers to the ratio of (1) the total outstanding amount of foreign exchange borrowing with a maturity of more than one year to (2) the total outstanding amount of foreign exchange lending with a maturity of one year or more.

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

The Bank Act imposes restrictions on the extension of credits by banks to a major shareholder. A “major shareholder” is defined as:

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

Interest Rates

Korean banks generally depend on deposits as their primary funding source. Under the Act on Registration of Credit Business and Protection of Finance Users, last amended on March 3, 2016, interest rates on loans made by registered banks in Korea may not exceed 27.9% per annum. Such restriction on interest rates is scheduled to expire on December 31, 2018. Historically, interest rates on deposits and lending were regulated by the Monetary Policy Committee. Controls on deposit interest rates in Korea have been gradually reduced and, in February 2004, the Korean government removed restrictions on all interest rates, except for the prohibition on interest payments on current account deposits. This deregulation process has increased competition for deposits based on interest rates offered and, therefore, may increase a bank’s interest expense.

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

(ii)	the occurrence of any financial incident involving embezzlement, malfeasance or misappropriation of funds with respect to which damages are expected to exceed ￦1 billion, unless the governor of the Financial Supervisory Service has made a public announcement after its investigation of the incident; and

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

Regulations Relating to Retail Household Loans

The Financial Services Commission has implemented a number of changes in recent years to the regulations relating to retail household lending by banks. Under the currently applicable regulations:

•

as to loans secured by a collateral of housing (including apartments) located nationwide, the loan-to-value ratio (the aggregate principal amount of loans secured by such collateral over the appraised value of the collateral) should not exceed 60% (other than loans secured by collateral of housing (regardless of housing type or location) to be amortized over a period of ten years, for which the loan-to-value ratio should not exceed 70% as described below);

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

•

as to loans secured by collateral of housing (regardless of housing type or location) to be amortized over a period of ten years or more, further requirements relating to which are set forth in the Regulation on the Supervision of the Banking Business, the loan-to-value ratio should not exceed 70%;

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

Credit Card Business

General

In order to enter the credit card business, a company must register with the Financial Services Commission. Credit card businesses are governed by the Specialized Credit Financial Business Act, enacted on August 28, 1997 and last amended on July 24, 2015, which sets forth specific requirements with respect to the credit card business as well as generally prohibiting unsound business practices relating to the credit card business which may infringe on the rights of credit card holders or negatively affect the soundness of the credit card industry. Credit card companies, including our wholly-owned subsidiary, KB Kookmin Card Co., Ltd., are regulated by the Financial Services Commission and the Financial Supervisory Service.

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

Environment

In 2015, our operations became subject to the Framework Act on Low Carbon, Green Growth, which was enacted in April 2010, and the Greenhouse Gas Emissions Trading System Act, which was enacted in May 2012. The Framework Act on Low Carbon, Green Growth and the regulations thereunder establish the greenhouse gas target management system, which requires companies to establish and achieve greenhouse gas emissions and energy consumption targets on an annual basis. The Greenhouse Gas Emissions Trading System Act and the regulations thereunder establish the Korean emissions trading scheme, under which companies are allocated a limited volume of emission allowances and are allowed to trade excess emission allowances.

We actively seek to engage in environmentally responsible management of our operations. We have developed a program for our operations to achieve energy efficiency objectives and reduce our greenhouse gas emissions to lessen our impact on the environment.

Item 4.C.	Organizational Structure

The following chart provides an overview of our structure, including our significant subsidiaries and our ownership of such subsidiaries as of the date of this annual report:

Our largest subsidiary is Kookmin Bank, the assets of which represented approximately 88.2% of our total assets as of December 31, 2015. The following table provides summary information for our operating subsidiaries that are consolidated in our consolidated financial statements as of and for the year ended December 31, 2015, including their consolidated total assets, operating revenue, profit (loss) and total equity:

Subsidiaries	Total Assets		Operating Revenue		Profit (Loss)		Total Equity
	(in millions of Won)
Kookmin Bank	￦	290,277,907	￦	16,367,176	￦	1,107,238	￦	22,747,211
KB Kookmin Card Co., Ltd. .		16,141,810		2,994,808		355,020		3,833,983
KB Investment & Securities Co., Ltd.		6,118,251		921,883		47,118		622,966
KB Life Insurance Co., Ltd. .		8,516,783		1,626,245		10,563		582,833
KB Asset Management Co., Ltd. .		228,011		115,748		24,581		146,673
KB Capital Co., Ltd.		5,563,402		359,986		60,419		560,124
KB Savings Bank Co., Ltd. .		856,516		67,629		20,644		172,312
KB Real Estate Trust Co., Ltd.		223,820		55,719		20,289		203,338
KB Investment Co., Ltd. .		276,798		40,557		8,387		145,799
KB Credit Information Co., Ltd.		28,533		40,807		(578)		20,201
KB Data Systems Co., Ltd.		28,388		57,434		(140)		13,660

Further information regarding our subsidiaries is provided below:

•

Kookmin Bank was established in Korea in 2001 as a result of the merger of the former Kookmin Bank (established in 1963) and H&CB (established in 1967). Kookmin Bank provides a wide range of banking and other financial services to individuals, small- and medium-sized enterprises and large corporations in Korea. As of December 31, 2015, Kookmin Bank was one of the largest commercial banks in Korea based upon total assets (including loans) and deposits. As of December 31, 2015, Kookmin Bank had approximately 29.3 million customers, with 1,138 branches nationwide.

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

•	KB Life Insurance Co., Ltd. was established in Korea in April 2004 to provide life insurance and wealth management products primarily through our branch network.

•	KB Asset Management Co., Ltd. was established in Korea in April 1988 as a subsidiary of Citizens Investment Trust Company to provide investment advisory services.

•	KB Capital Co., Ltd., which provides leasing services and installment finance services, was formerly known as Woori Financial Co., Ltd. and was acquired by us in March 2014.

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

Our registered office and corporate headquarters are located at 84, Namdaemoon-ro, Jung-gu, Seoul 04534, Korea. The following table presents information regarding certain of our properties in Korea:

Type of facility/building	Location	Area (square meters)
Registered office and corporate headquarters	84, Namdaemoon-ro, Jung-gu, Seoul 04534	1,749
Kookmin Bank headquarters building	26, Gukjegeumyung-ro 8-gil, Yeongdeungpo-gu, Seoul 07331	5,354
KB Kookmin Card headquarters building	Jongro-gu, Seoul	3,797
Kookmin Bank training institute	Ilsan	207,659
Kookmin Bank training institute	Daecheon	4,158
Kookmin Bank training institute	Sokcho	15,584
Kookmin Bank training institute	Cheonan	196,649
Kookmin Bank IT center	Gangseo-gu, Seoul	13,116
Kookmin Bank IT center	Yeouido, Seoul	5,928
Kookmin Bank IT center	Yeouido, Seoul	2,006
Kookmin Bank support center	Seongbuk-gu, Seoul	4,748

As of December 31, 2015, we had a countrywide network of 1,138 banking branches and sub-branches, as well as 131 branches and sub-branches and seven representative offices for our other operations including credit card, investment banking and insurance-related businesses. Approximately one-quarter of these facilities are housed in buildings owned by us, while the remaining branches are leased properties. Lease terms are generally from two to three years and seldom exceed five years. We also have subsidiaries in Cambodia, China, Hong Kong and the United Kingdom and branches of Kookmin Bank in Osaka and Tokyo in Japan, Auckland in New Zealand, New York in the United States and Ho Chi Minh City in Vietnam, as well as a branch of Kookmin Bank Cambodia PLC in Phnom Penh and branches of Kookmin Bank (China) Ltd. in Beijing, Guangzhou, Harbin, Shanghai and Suzhou in China. We also have representative offices of Kookmin Bank in Mumbai in India, Yangon in Myanmar and Hanoi in Vietnam. We do not own any material properties outside of Korea.

The net carrying amount of all the properties owned by us at December 31, 2015 was ￦3,017 billion.

Item 4A.	UNRESOLVED STAFF COMMENTS

We do not have any unresolved comments from the U.S. Securities and Exchange Commission staff regarding our periodic reports under the Securities Exchange Act of 1934, as amended, or the Exchange Act.

Item 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Item 5.A.	Operating Results

Overview

The following discussion is based on our consolidated financial statements, which have been prepared in accordance with IFRS as issued by the IASB. The consolidated financial statements include the accounts of subsidiaries over which substantive control is exercised through majority ownership of voting stock and/or other means. Investments in jointly controlled entities and associates (which are companies over which we have the ability to exercise significant influence) are accounted for by the equity method of accounting.

Trends in the Korean Economy

Our financial position and results of operations have been and will continue to be significantly affected by financial and economic conditions in Korea. In light of the difficult financial condition and liquidity position of small- and medium-sized enterprises in Korea since the second half of 2008, the Korean government introduced measures intended to encourage Korean banks to provide financial support to small- and medium-sized enterprise borrowers. Such measures contributed to an increase in our loans to small- and medium-sized enterprises, which increased from ￦70,471 billion as of December 31, 2012 to ￦78,665 billion as of December 31, 2015. Substantial growth in lending in Korea to small- and medium-sized enterprises in recent years, and financial difficulties experienced by such enterprises as a result of, among other things, adverse economic conditions in Korea and globally, may lead to increasing delinquencies and a deterioration in overall asset quality in the credit exposures of Korean banks to small- and medium-sized enterprises. In 2015, we recorded charge-offs of ￦412 billion in respect of our loans to small- and medium-sized enterprises, compared to charge-offs of ￦746 billion in 2014 and ￦691 billion in 2013. See “Item 3.D. Risk Factors—Risks relating to our small- and medium-sized enterprise loan portfolio—We have significant exposure to small- and medium-sized enterprises, and any financial difficulties experienced by these customers may result in a deterioration of our asset quality and have an adverse impact on us.”

In recent years, commercial banks, consumer finance companies and other financial institutions in Korea have also made significant investments and engaged in aggressive marketing in retail lending (including mortgage and home equity loans), leading to substantially increased competition in this segment. Furthermore, in 2014 and 2015, the Korean government announced several measures to encourage consumer spending and revive the housing market in Korea, including loosening regulations on mortgage lending, which contributed to an increase in our portfolio of retail loans from ￦107,644 billion as of December 31, 2013 to ￦119,249 billion as of December 31, 2014 and ￦124,194 billion as of December 31, 2015. The rapid growth in retail lending, together with adverse economic conditions in recent years, may lead to increasing delinquencies and a deterioration in asset quality. In 2015, we recorded charge-offs of ￦354 billion and provision for loan losses of ￦116 billion in respect of our retail loan portfolio, compared to charge-offs of ￦574 billion and provision for loan losses of ￦340 billion in 2014 and charge-offs of ￦581 billion and provision for loan losses of ￦361 billion in 2013. See “Item 3.D. Risk Factors—Risks relating to our retail credit portfolio.”

The Korean economy is closely tied to, and is affected by developments in, the global economy. The overall prospects for the Korean and global economy remain uncertain. In recent years, the global financial markets have experienced significant volatility as a result of, among other things:

•	the financial difficulties affecting many governments worldwide, in particular in southern Europe and Latin America;

•	the slowdown of economic growth in China and other major emerging market economies;

•	interest rate fluctuations as well as the possibility of increases in policy rates by the U.S. Federal Reserve and other central banks; and

•	political and social instability in various countries in the Middle East and Northern Africa, including Iraq, Syria and Yemen, as well as in the Ukraine and Russia.

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

As a result of volatile conditions and weakness in the Korean and global economies, as well as factors such as the uncertainty surrounding the global financial markets, fluctuations in oil and commodity prices, interest and exchange rate fluctuations, higher unemployment, lower consumer confidence, increased inflation volatility, potential tightening of fiscal and monetary policies and continued tensions with North Korea, the economic outlook for the financial services sector in Korea in 2016 and for the foreseeable future remains uncertain.

Acquisitions

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

In June 2015, we acquired 19.47% of the outstanding shares of LIG Insurance Co., Ltd., a publicly listed Korean property and casualty insurance company, from a group of individual shareholders for ￦651 billion, and subsequently renamed the entity KB Insurance Co., Ltd. In November 2015, we increased our shareholding in KB Insurance to 33.29% by acquiring its treasury shares for ￦231 billion. KB Insurance is accounted for as an equity method investee in our consolidated financial statements. See Note 13 of the notes to our consolidated financial statements included elsewhere in this annual report. As of December 31, 2015, KB Insurance had total assets of ￦27,521 billion and total equity of ￦2,111 billion, and in 2015, its total revenues amounted to ￦11,110 billion and its profit for the year amounted to ￦159 billion.

In addition, in April 2016, we entered into a share purchase agreement to acquire 22.56% of the outstanding shares of Hyundai Securities Co., Ltd., a publicly listed Korean securities brokerage firm, from Hyundai Merchant Marine Co., Ltd. and other shareholders for ￦1,250 billion, which amount is subject to change pending closing. Pursuant to applicable Korean law, we will be required to increase our shareholding in Hyundai Securities to at least 30% within one year from the date of such acquisition. The completion of such acquisition is subject to regulatory approvals and other closing conditions. As of December 31, 2015, Hyundai Securities had total assets of ￦23,779 billion and total equity of ￦3,302 billion, and in 2015, its total revenues amounted to ￦4,267 billion and its profit for the year amounted to ￦280 billion.

Changes in Accounting Policies

Pursuant to the adoption of IFRS 10, Consolidated Financial Statements, which is effective beginning in 2013, our consolidated financial statements as of and for the years ended December 31, 2013, 2014 and 2015 include trust accounts for which we guarantee only the repayment of principal, as well as certain other entities, which were not previously subject to consolidation, while excluding certain other entities that were previously consolidated. We included in our scope of consolidation those entities with respect to which (i) we had existing rights that gave us the current ability to direct the relevant activities of such entities, (ii) we had exposure or rights to variable returns from our investment in such entities and (iii) we had the ability to use our power over such entities to affect the amount of our returns.

Since the adoption of IFRS 10, Consolidated Financial Statements, in 2013, we have applied the standard described above and consolidated, or excluded from consolidation, certain entities, including asset-backed securitization specialty companies and funds (including subsidiaries of a fund). For further information regarding changes in our consolidated subsidiaries, see Note 40 of the notes to our consolidated financial statements included elsewhere in this annual report.

For further information regarding changes to our accounting policies and their effect on our consolidated financial statements, see Note 2.1 of the notes to our consolidated financial statements included elsewhere in this annual report.

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

	June 30, 2011		Dec. 29, 2011		June 29, 2012		Dec. 31, 2012		June 28, 2013		Dec. 31, 2013		June 30, 2014		Dec. 31, 2014		June 30, 2015		Dec. 31, 2015
KOSPI		2,100.69		1,825.74		1,854.01		1,997.05 (4)		1,863.32		2,011.34 (5)		2,002.21		1,915.59 (6)		2,074.20		1,691.31 (7)
￦/US$ exchange rates (1)	￦	1,066.3	￦	1,158.5	￦	1,141.2	￦	1,063.2	￦	1,141.5	￦	1,055.3	￦	1,011.6	￦	1,090.9	￦	1,117.3	￦	1,169.3
Corporate bond rates (2)		4.49%		4.22%		3.94%		3.44%		3.54%		3.64%		3.42%		2.87%		2.51%		2.64%
Treasury bond rates (3)		3.76%		3.34%		3.30%		2.82%		2.88%		2.86%		2.68%		2.10%		1.79%		1.66%

(1)	Represents the noon buying rate on the dates indicated.
(2)	Measured by the yield on three-year Korean corporate bonds rated as A+ by the Korean credit rating agencies.
(3)	Measured by the yield on three-year treasury bonds issued by the Ministry of Strategy and Finance of Korea.
(4)	As of December 28, 2012, the last day of trading for the KRX KOSPI Market in 2012.
(5)	As of December 30, 2013, the last day of trading for the KRX KOSPI Market in 2013.
(6)	As of December 30, 2014, the last day of trading for the KRX KOSPI Market in 2014.
(7)	As of December 30, 2015, the last day of trading for the KRX KOSPI Market in 2015.

Critical Accounting Policies

The notes to our consolidated financial statements contain a summary of our significant accounting policies, including a discussion of recently issued accounting pronouncements. Certain of these policies are critical to the portrayal of our financial condition, since they require management to make difficult, complex or subjective judgments, some of which may relate to matters that are inherently uncertain. We discuss these critical accounting policies below

Impairment of Loans and Allowances for Loan Losses

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

Our consolidated financial statements for the year ended December 31, 2015 included total allowances for loan losses of ￦2,582 billion as of that date. Our total loan charge-offs, net of recoveries, amounted to ￦926 billion and we recorded a provision for loan losses (which forms a part of the provision for credit losses, together with provisions for unused loan commitments, acceptances and guarantees, financial guarantee contracts and other financial assets) of ￦1,100 billion in 2015.

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

Our consolidated financial statements for the year ended December 31, 2015 included financial assets measured at fair value using a valuation technique of ￦27,674 billion, representing 72.0% of total financial assets measured at fair value, and financial liabilities measured at fair value using a valuation technique of ￦4,698 billion, representing 88.6% of total financial liabilities measured at fair value. As used herein, the fair value using a valuation technique means the fair value at Level 2 and Level 3 in the fair value hierarchy.

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

Deferred Income Tax Assets

Our accounting policy for the recognition of deferred income tax assets is described in Notes 3.22 and 16 of the notes to our consolidated financial statements. The recognition of deferred income tax assets relies on an assessment of the probability and sufficiency of future taxable profits, future reversals of existing taxable temporary differences and ongoing tax planning strategies.

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

Our consolidated financial statements for the year ended December 31, 2015 included deferred income tax assets and liabilities of ￦8 billion and ￦179 billion, respectively, as of that date, after offsetting of ￦1,629 billion of deferred income tax liabilities and assets.

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

Uncertain Tax Positions

Our accounting policy for the recognition of uncertain tax positions is described in Note 3.22 of the notes to our consolidated financial statements.

We recognize our uncertain tax positions in our financial statements based on the guidance in International Accounting Standards 12, or IAS 12, Income Taxes, which allows recognition of tax payments as current income tax assets to the extent it is probable that they will be recovered from the tax authorities.

We believe that the estimates related to our recognition and measurement of uncertain tax positions are a “critical accounting policy” because they are measured upon the facts and circumstances that exist as of each reporting period and involve significant management judgment. Subsequent changes in judgment based upon new information may lead to changes in recognition, derecognition and measurement of uncertain tax positions.

Results of Operations

Net Interest Income

The following table shows, for the periods indicated, the principal components of our net interest income:

	Year Ended December 31,						Percentage Change
	2013		2014		2015		2014/2013	2015/2014
	(in billions of Won, except percentages)						(%)
Interest income
Due from financial institutions (1)	￦	146	￦	190	￦	152	30.1%	(20.0)%
Loans		10,942		10,325		9,235	(5.6)	(10.6)
Financial investments (debt securities) (2)		1,269		1,120		989	(11.7)	(11.7)

Total interest income		12,357		11,635		10,376	(5.8)	(10.8)

Interest expense
Deposits		4,279		3,845		3,035	(10.1)	(21.1)
Debts		365		342		271	(6.3)	(20.8)
Debentures		1,190		1,032		867	(13.3)	(16.0)

Total interest expense		5,834		5,219		4,173	(10.5)	(20.0)

Net interest income	￦	6,523	￦	6,416	￦	6,203	(1.6)	(3.3)

Net interest margin (3)		2.51%		2.39%		2.20%

(1)	Consists of cash and interest earning deposits in other banks.
(2)	Consists of debt securities in our available-for-sale and held-to-maturity financial asset portfolios.
(3)	The ratio of net interest income to average interest earning assets. See “Item 3.A. Selected Financial Data—Profitability ratios and other data.”

Comparison of 2015 to 2014

Interest income. Interest income decreased 10.8% from ￦11,635 billion in 2014 to ￦10,376 billion in 2015, primarily as a result of a 10.6% decrease in interest on loans. Average yields on our interest earning assets decreased 67 basis points from 4.34% in 2014 to 3.67% in 2015, which reflected a decrease in the general level of interest rates in Korea in 2015 compared to 2014. The effect of this decrease was partially offset by a 5.2% increase in the average volume of our interest earnings assets from ￦268,330 billion in 2014 to ￦282,315 billion in 2015, principally due to growth in our loan portfolio.

The 10.6% decrease in interest on loans from ￦10,325 billion in 2014 to ￦9,235 billion in 2015 was primarily the result of:

•

a 65 basis point decrease in the average yields on corporate loans from 4.07% in 2014 to 3.42% in 2015, which was partially offset by a 3.9% increase in the average volume of such loans from ￦101,875 billion in 2014 to ￦105,821 billion in 2015;

•

a 61 basis point decrease in the average yields on mortgage loans from 3.63% in 2014 to 3.02% in 2015, which was partially offset by a 6.9% increase in the average volume of such loans from ￦48,160 billion in 2014 to ￦51,467 billion in 2015;

•

a 91 basis point decrease in the average yields on other consumer loans from 6.12% in 2014 to 5.21% in 2015, which was partially offset by a 7.2% increase in the average volume of such loans from ￦32,981 billion in 2014 to ￦35,351 billion in 2015; and

•

a 68 basis point decrease in the average yields on home equity loans from 3.80% in 2014 to 3.12% in 2015, which was partially offset by a 4.8% increase in the average volume of such loans from ￦32,030 billion in 2014 to ￦33,572 billion in 2015.

The average yields on corporate loans, mortgage loans, other consumer loans and home equity loans decreased mainly as a result of the decrease in the general level of interest rates in Korea applicable to such loans from 2014 to 2015. The increase in the average volume of corporate loans mainly reflected our increased marketing efforts as well as increased demand for such loans in Korea. The increase in the average volume of mortgage loans was primarily due to increased demand for such loans in Korea, following initiatives by the Korean government to revive the housing market in Korea by loosening regulations on mortgage lending. The increase in the average volume of other consumer loans mainly reflected higher demand for such loans in Korea. The increase in the average volume of home equity loans was principally due to increased demand for such loans in Korea, following the loosening of the maximum loan-to-value ratios, to which our home equity loans are subject, by the Korean government.

Overall, the average yields on our loans decreased by 68 basis points from 4.51% in 2014 to 3.83% in 2015, while the average volume of our loans increased 5.2% from ￦228,989 billion in 2014 to ￦240,912 billion in 2015.

Debt securities in our financial investments portfolio consist of available-for-sale debt securities and held-to-maturity debt securities, including debt securities issued by government-owned or -controlled enterprises or financial institutions and debt securities issued by Korean banks and other financial institutions. Interest on debt securities in our financial investments portfolio decreased 11.7% from ￦1,120 billion in 2014 to ￦989 billion in 2015, primarily as a result of a 50 basis point decrease in average yields on such debt securities from 3.55% in 2014 to 3.05% in 2015, which was partially offset by a 2.8% increase in the average volume of such debt securities from ￦31,530 billion in 2014 to ￦32,423 billion in 2015. The decrease in average yields on such debt securities was primarily due to a decrease in the general level of interest rates in Korea for debt securities from 2014 to 2015. The increase in the average volume of such debt securities primarily reflected an increase in our purchases of debt securities issued by Korean banks and other financial institutions.

Interest expense. Interest expense decreased 20.0% from ￦5,219 billion in 2014 to ￦4,173 billion in 2015 primarily due to a 21.1% decrease in interest expense on deposits, which was enhanced by a 16.0% decrease in interest expense on debentures. The average cost of interest bearing liabilities decreased by 52 basis points from 2.12% in 2014 to 1.60% in 2015, which was driven mainly by the lower interest rate environment in Korea in 2015. The effect of this decrease was offset in part by a 5.7% increase in the average volume of interest bearing liabilities from ￦246,692 billion in 2014 to ￦260,770 billion in 2015, which mainly reflected an increase in the average volume of debentures.

The 21.1% decrease in interest expense on deposits from ￦3,845 billion in 2014 to ￦3,035 billion in 2015 was primarily due to a 54 basis point decrease in the average cost of time deposits from 2.70% in 2014 to 2.16% in 2015, which was enhanced by a 4.8% decrease in the average volume of such deposits from ￦130,258 billion in 2014 to ￦123,977 billion in 2015. The decrease in the average cost of time deposits mainly reflected a decrease in the general level of interest rates in Korea from 2014 to 2015. The decrease in the average volume of time deposits was principally due to a decrease in time deposits for corporate customers. Overall, the average cost of our deposits decreased by 49 basis points from 1.93% in 2014 to 1.44% in 2015, while the average volume of our deposits increased 5.4% from ￦199,559 billion in 2014 to ￦210,236 billion in 2015.

The 16.0% decrease in interest expense on debentures from ￦1,032 billion in 2014 to ￦867 billion in 2015 was mainly due to an 87 basis point decrease in the average cost of debentures from 3.68% in 2014 to 2.81% in 2015, which was offset in part by a 10.1% increase in the average volume of debentures from ￦28,048 billion in 2014 to ￦30,885 billion in 2015. The decrease in the average cost of debentures mainly reflected the general decrease in market interest rates in Korea, including for long-term debentures, in 2015. The increase in the average volume of debentures was principally due to increased use of long-term debentures to meet our funding needs.

Net interest margin. Net interest margin represents the ratio of net interest income to average interest earning assets. Our overall net interest margin decreased from 2.39% in 2014 to 2.20% in 2015, as a 3.3% decrease in our net interest income from ￦6,416 billion in 2014 to ￦6,203 billion in 2015 was enhanced a 5.2% increase in the average volume of our interest earning assets from ￦268,330 billion in 2014 to ￦282,315 billion in 2015. The growth in average interest earning assets was outpaced by a 5.7% increase in average interest bearing liabilities from ￦246,692 billion in 2014 to ￦260,770 billion in 2015, while the decrease in interest income outpaced a decrease in interest expense, resulting in a decrease in net interest income. Our net interest spread, which represents the difference between the average yield on our interest earning assets and the average cost of our interest bearing liabilities, declined from 2.22% in 2014 to 2.07% in 2015. The decline in our net interest spread reflected a larger decrease in the average yield of our interest earning assets, relative to the decrease in the average cost of our interest bearing liabilities, primarily due to the earlier adjustment of interest rates on interest earning assets compared to interest rates on interest bearing liabilities in the context of the lower interest rate environment, as well as the continuing rate-based competition in the Korean banking industry for the marketing of both loan and deposit products.

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

Interest expense. Interest expense decreased 10.5% from ￦5,834 billion in 2013 to ￦5,219 billion in 2014 primarily due to a 10.1% decrease in interest expense on deposits, which was enhanced by a 13.3% decrease in interest expense on debentures. The average cost of interest bearing liabilities decreased by 33 basis points from 2.45% in 2013 to 2.12% in 2014, which was driven mainly by the lower interest rate environment in Korea in 2014. The effect of this decrease was offset in part by a 3.5% increase in the average volume of interest bearing liabilities from ￦238,452 billion in 2013 to ￦246,692 billion in 2014, which mainly reflected an increase in the average volume of debentures.

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

Net interest margin. Our overall net interest margin decreased from 2.51% in 2013 to 2.39% in 2014, as a 1.6% decrease in our net interest income from ￦6,523 billion in 2013 to ￦6,416 billion in 2014 was enhanced a 3.3% increase in the average volume of our interest earning assets from ￦259,645 billion in 2013 to ￦268,330 billion in 2014. The growth in average interest earning assets exceeded a 3.5% increase in average interest bearing liabilities from ￦238,452 billion in 2013 to ￦246,692 billion in 2014, while the decrease in interest income outpaced a decrease in interest expense, resulting in a decrease in net interest income. Our net interest spread declined from 2.31% in 2013 to 2.22% in 2014. The decline in our net interest spread reflected a larger decrease in the average yield of our interest earning assets, relative to the decrease in the average cost of our interest bearing liabilities, primarily due to the earlier adjustment of interest rates on interest earning assets compared to interest rates on interest bearing liabilities in the context of the lower interest rate environment, as well as the continuing rate-based competition in the Korean banking industry for the marketing of both loan and deposit products.

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

Comparison of 2015 to 2014

Our provision for credit losses decreased 15.6% from ￦1,228 billion in 2014 to ￦1,037 billion in 2015, primarily due to a decrease in provision for loan losses in respect of our retail loans. Such decrease resulted mainly from an improvement in the overall asset quality of our retail loan portfolio.

Our write-offs, net of recoveries, decreased 40.6% from ￦1,560 billion in 2014 to ￦926 billion in 2015, primarily due to decreases in write-offs of corporate loans and retail loans.

Our reversal of provision for acceptances and guarantees and unused loan commitments increased more than threefold from ￦21 billion in 2014 to ￦70 billion in 2015, due mainly to an increase in reversal of provision for acceptances and guarantees issued on behalf of shipbuilding companies.

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

Our write-offs, net of recoveries, decreased 9.1% from ￦1,717 billion in 2013 to ￦1,560 billion in 2014, primarily due to an increase in recoveries from written-off corporate loans.

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

Corporate Loans. The following table shows, for the periods indicated, certain information regarding our impaired corporate loans:

	As of December 31,
	2013	2014	2015
Impaired corporate loans as a percentage of total corporate loans	2.8%	2.0%	1.9%
Allowances for loan losses for corporate loans as a percentage of total corporate loans	1.8	1.5	1.5
Allowances for loan losses for corporate loans as a percentage of impaired corporate loans	65.5	72.7	80.4
Net charge-offs of corporate loans as a percentage of total corporate loans	1.0	0.8	0.5

During 2015, impaired corporate loans as a percentage of total corporate loans decreased slightly as the rate of increase in the amount of our total corporate loans outpaced the rate of increase in our impaired corporate loans. Allowances for loan losses for corporate loans as a percentage of total corporate loans remained constant, while allowances for loan losses for corporate loans as a percentage of impaired corporate loans increased during 2015, reflecting an increase in allowances for loan losses in tandem with the growth in our corporate loan portfolio, which outpaced the increase in our impaired corporate loans.

During 2014, impaired corporate loans and allowances for loan losses for corporate loans, each as a percentage of total corporate loans, decreased primarily due to a decrease in our impaired corporate loans, which mainly reflected our efforts to improve the asset quality of our corporate loan portfolio. Such decrease in our impaired corporate loans outpaced a decrease in allowances for loan losses for corporate loans, which caused the level of allowances for loan losses for corporate loans as a percentage of impaired corporate loans to increase during 2014.

During 2013, impaired corporate loans as a percentage of total corporate loans increased due to a reclassification of impaired corporate loans to include all loans for which account-specific provisions have been made, while allowances for loan losses for corporate loans as a percentage of total corporate loans decreased primarily as a result of an improvement in the overall asset quality of our corporate loans, resulting in a decrease in allowances for loan losses for corporate loans as a percentage of impaired corporate loans.

Retail Loans. The following table shows, for the periods indicated, certain information regarding our impaired retail loans:

	As of December 31,
	2013	2014	2015
Impaired retail loans as a percentage of total retail loans	1.0%	0.6%	0.5%
Allowances for loan losses for retail loans as a percentage of total retail loans	0.5	0.5	0.4
Allowances for loan losses for retail loans as a percentage of impaired retail loans	56.7	70.1	80.3
Net charge-offs of retail loans as a percentage of total retail loans	0.4	0.4	0.1

During 2015, both impaired retail loans and allowances for loan losses for retail loans, as a percentage of total retail loans, decreased slightly as the effect of decreases in our impaired retail loans and such allowances, which reflected an improvement in the asset quality of our retail loan portfolio, was enhanced by an increase in the amount of our total retail loans. Such decrease in our impaired retail loans outpaced the decrease in allowances for loan losses for retail loans, which caused the level of allowances for loan losses for retail loans as a percentage of impaired retail loans to increase during 2015.

During 2014, impaired retail loans as a percentage of total retail loans decreased as the effect of a decrease in our impaired retail loans, which reflected an improvement in the asset quality of our retail loan portfolio, was enhanced by an increase in the amount of our total retail loans. Such decrease in our impaired retail loans outpaced a decrease in allowances for loan losses for retail loans, which caused the level of allowances for loan losses for retail loans as a percentage of impaired retail loans to increase during 2014.

During 2013, impaired retail loans as a percentage of total retail loans remained relatively constant. However, an improvement in the asset quality of our existing impaired retail loans led to a better overall mix of impaired loans, which caused the level of allowances for loan losses as a percentage of both total retail loans and impaired retail loans to decrease.

Credit Card Balances. The following table shows, for the periods indicated, certain information regarding our impaired credit card balances:

	As of December 31,
	2013	2014	2015
Impaired credit card balances as a percentage of total credit card balances	1.8%	1.7%	2.3%
Allowances for loan losses for credit card balances as a percentage of total credit card balances	3.5	3.4	3.3
Allowances for loan losses for credit card balances as a percentage of impaired credit card balances	196.4	195.3	143.2
Net charge-offs as a percentage of total credit card balances	2.2	2.5	2.0

During 2015, impaired credit card balances as a percentage of total credit card balances increased as the rate of increase in our impaired credit card balances outpaced the rate of increase in the amount of our total credit card balances. Allowances for loan losses for credit card balances as a percentage of both total credit card balances and impaired credit card balances decreased during 2015, primarily as a result of an improvement in the asset quality of our existing impaired credit card balances.

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

During 2013, impaired credit card balances as a percentage of total credit card balances increased primarily due to an increase in impaired credit card balances, which mainly reflected a decrease in charge-off of such balances due to a change in our charge-off policy in 2013 which increased the delinquency period for credit card balances before charge-off from three months to six months. Allowances for loan losses for credit card balances as a percentage of total credit card balances increased during 2013 mainly as a result of an increase in impaired credit card balances. Allowances for loan losses for credit card balances as a percentage of impaired credit card balances decreased during 2013 as the increase in impaired credit card balances outpaced the increase in allowances for loans losses for credit card balances.

Net Fee and Commission Income

The following table shows, for the periods indicated, the components of our net fee and commission income:

	Year Ended December 31,						Percentage Change
	2013		2014		2015		2014/2013	2015/2014
	(in billions of Won)						(%)
Fee and commission income	￦	2,657	￦	2,666	￦	2,971	0.3%	11.4%
Fee and commission expense		(1,178)		(1,283)		(1,436)	8.9	11.9

Net fee and commission income	￦	1,479	￦	1,383	￦	1,535	(6.5)	11.0

Comparison of 2015 to 2014

Our net fee and commission income increased 11.0% from ￦1,383 billion in 2014 to ￦1,535 billion in 2015, primarily due to an 11.4% increase in fee and commission income from ￦2,666 billion in 2014 to ￦2,971 billion in 2015, which was offset in part by an 11.9% increase in fee and commission expense from ￦1,283 billion in 2014 to ￦1,436 billion in 2015.

The 11.4% increase in fee and commission income was mainly the result of increases in credit card related fees and commissions received, debit card related fees and commissions and trust and other fiduciary fees. Credit card related fees and commissions received increased 10.5% from ￦1,107 billion in 2014 to ￦1,223 billion in 2015 primarily due to increased use of credit cards by our customers in lieu of cash. Debit card related fees and commissions increased 16.8% from ￦292 billion in 2014 to ￦341 billion in 2015, which mainly reflected the impact of the government initiative to encourage the use of debit cards. Trust and other fiduciary fees increased 17.3% from ￦231 billion in 2014 to ￦271 billion in 2015, primarily due to an increase in sales of equity-linked securities.

The 11.9% increase in fee and commission expense was primarily due to an 11.6% increase in credit card related fees and commissions paid from ￦980 billion in 2014 to ￦1,094 billion in 2015. The increase in credit card related fees and commissions paid mainly reflected an increase in fees paid to value-added network providers, attributable primarily to increased use of credit cards by our customers.

Comparison of 2014 to 2013

Our net fee and commission income decreased 6.5% from ￦1,479 billion in 2013 to ￦1,383 billion in 2014, primarily due to an 8.9% increase in fee and commission expense from ￦1,178 billion in 2013 to ￦1,283 billion in 2014.

Our fee and commission income remained relatively constant at ￦2,666 billion in 2014 compared to ￦2,657 billion in 2013, as increases in trust and other fiduciary fees and debit card related fees and commissions were offset by decreases in agent activity fees and commissions from transfer agent services. Trust and other fiduciary fees increased 43.5% from ￦161 billion in 2013 to ￦231 billion in 2014 primarily due to an increase in sales of equity-linked securities. Debit card related fees and commissions increased 14.1% from ￦256 billion in 2013 to ￦292 billion in 2014, which mainly reflected the impact of the government initiative to encourage the use of debit cards instead of credit cards. Credit card related fees and commissions received decreased from ￦1,127 billion in 2013 to ￦1,107 billion in 2014. Agent activity fees decreased 23.7% from ￦207 billion in 2013 to ￦158 billion in 2014 principally as a result of reduced bancassurance activities, while commissions from transfer agent services decreased 16.3% from ￦178 billion in 2013 to ￦149 billion in 2014 primarily due to a decrease in sales of beneficiary certificates.

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

Net Gain on Financial Assets and Liabilities at Fair Value through Profit or Loss

The following table shows, for the periods indicated, the components of our net gain on financial assets and liabilities at fair value through profit or loss:

	Year Ended December 31,						Percentage Change
	2013		2014		2015		2014/2013	2015/2014
	(in billions of Won)						(%)
Net gain on financial assets held-for-trading	￦	250	￦	414	￦	328	65.6%	(20.8)%
Net gain (loss) on derivatives held-for-trading		544		98		(11)	(82.0)	N/M (1)
Net loss on financial liabilities held-for-trading		(15)		(62)		(61)	313.3	(1.6)
Net gain (loss) on financial instruments designated at fair value through profit or loss		(22)		(11)		104	(50.0)	N/M (1)

Net gain on financial assets and liabilities at fair value through profit or loss	￦	757	￦	439	￦	360	(42.0)	(18.0)

(1)	“N/M” means not meaningful.

Comparison of 2015 to 2014

Our net gain on financial assets and liabilities at fair value through profit or loss decreased 18.0% from ￦439 billion in 2014 to ￦360 billion in 2015. This decrease was primarily attributable to a change in net gain (loss) on derivatives held-for-trading and a 20.8% decrease in net gain on financial assets held-for-trading, the effect of which was offset in part by a change in net gain (loss) on financial instruments designated at fair value through profit or loss.

•

Our net gain (loss) on derivatives held-for-trading changed from a net gain of ￦98 billion in 2014 to a net loss of ￦11 billion in 2015, principally due to a change in net gain (loss) on stock or stock index derivatives held-for-trading from a net gain of ￦53 billion in 2014 to a net loss of ￦90 billion in 2015.

•

Our net gain on financial assets held-for-trading decreased 20.8% from ￦414 billion in 2014 to ￦328 billion in 2015, which mainly reflected a 28.0% decrease in net gain on debt securities held-for-trading from ￦432 billion in 2014 to ￦311 billion in 2015.

•

Our net gain (loss) on financial instruments designated at fair value through profit or loss changed from a net loss of ￦11 billion in 2014 to a net gain of ￦104 billion in 2015, mainly as a result of a change in net gain (loss) on financial liabilities designated at fair value through profit or loss from a net loss of ￦17 billion in 2014 to a net gain of ￦101 billion in 2015.

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

General and Administrative Expenses

The following table shows, for the periods indicated, the components of our general and administrative expenses:

	Year Ended December 31,						Percentage Change
	2013		2014		2015		2014/2013	2015/2014
	(in billions of Won)						(%)
Employee compensation and benefits	￦	2,534	￦	2,593	￦	3,126	2.3%	20.6%
Depreciation and amortization		287		261		257	(9.1)	(1.5)
Other general and administrative expenses		1,163		1,155		1,141	(0.7)	(1.2)

General and administrative expenses	￦	3,984	￦	4,010	￦	4,524	0.7	12.8

Comparison of 2015 to 2014

Our general and administrative expenses increased 12.8% from ￦4,010 billion in 2014 to ￦4,524 billion in 2015, primarily as a result of a 20.6% increase in employee compensation and benefits from ￦2,593 billion in 2014 to ￦3,126 billion in 2015. The increase in employee compensation and benefits was principally due to a significant increase in termination benefits from ￦1 billion in 2014 to ￦392 billion in 2015, which resulted mainly from a voluntary early retirement program implemented by Kookmin Bank in 2015.

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

Net Other Operating Expenses

The following table shows, for the periods indicated, the components of our net other operating expenses:

	Year Ended December 31,						Percentage Change
	2013		2014		2015		2014/2013	2015/2014
	(in billions of Won)						(%)
Other operating income	￦	3,137	￦	3,100	￦	4,598	(1.2)%	48.3%
Other operating expenses		(4,442)		(4,141)		(5,314)	(6.8)	28.3

Net other operating expenses	￦	(1,305)	￦	(1,041)	￦	(716)	(20.2)	(31.2)

Comparison of 2015 to 2014

Our net other operating expenses decreased 31.2% from ￦1,041 billion in 2014 to ￦716 billion in 2015 as a 48.3% increase in other operating income from ￦3,100 billion in 2014 to ￦4,598 billion in 2015 outpaced a 28.3% increase in other operating expenses from ￦4,141 billion in 2014 to ￦5,314 billion in 2015.

Other operating income includes principally gain on foreign exchange transactions, income related to insurance, gain on sale of available-for-sale financial assets and other income. The 48.3% increase in other operating income was attributable mainly to a 65.3% increase in gain on foreign exchange transactions from ￦1,491 billion in 2014 to ￦2,465 billion in 2015 and a more than fourfold increase in gain on sale of available-for-sale financial assets from ￦92 billion in 2014 to ￦404 billion in 2015. The increase in gain on foreign exchange transactions, which was mainly the result of increased exchange rate volatility, was offset in part by an increase in loss on foreign exchange transactions, which is recorded as part of other operating expenses. On a net basis, our net gain on foreign exchange transactions increased 70.6% from ￦34 billion in 2014 to ￦58 billion in 2015. The increase in gain on sale of available-for-sale financial assets was principally due to gains realized in 2015 from sales of shares of Korea Housing & Urban Guarantee Corporation, SK Holdings Co., Ltd. and Kumho Industrial Co., Ltd., as well as sales of debt securities, held by us.

Other operating expenses include principally loss on foreign exchange transactions, expenses related to insurance, impairment on available-for-sale financial assets, loss on sale of available-for-sale financial assets and other expenses. The 28.3% increase in other operating expenses was primarily the result of a 65.2% increase in loss on foreign exchange transactions from ￦1,457 billion in 2014 to ￦2,407 billion in 2015. The increase in loss on foreign exchange transactions, which was mainly due to an increase in the volume of our foreign currency transactions, was more than offset by an increase gain on foreign exchange transactions, which is recorded as part of other operating income as discussed above.

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

Effective January 1, 2015, pursuant to an amendment to the Corporate Income Tax Law, large corporations with net equity in excess of ￦50 billion, including us, have become subject to a 10% additional levy on corporate income if a certain portion of taxable income is not used for investments, wage increases or dividend payments. See Note 2.4.1. of the notes to our consolidated financial statements included elsewhere in this annual report.

Comparison of 2015 to 2014

Income tax expense decreased 10.1% from ￦486 billion in 2014 to ￦437 billion in 2015, although our pre-tax earnings increased in 2015 compared to 2014, primarily due to a 33.3% decrease in current tax expense from ￦513 billion in 2014 to ￦342 billion in 2015, attributable mainly to an increase in non-taxable income. Such decrease in current tax expense was offset in part by a change in income tax expense (benefit) recognized directly in equity relating to the value of available-for-sale financial assets from an income tax benefit of ￦79 billion in 2014 to an income tax expense of ￦5 billion in 2015. The statutory tax rate was 24.2% in 2014 and 2015. Our effective tax rate was 20.2% in 2015 compared to 25.6% in 2014.

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

Profit for the Year

As a result of the above, our profit for the year was ￦1,727 billion in 2015, compared to ￦1,415 billion in 2014 and ￦1,275 billion in 2013.

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

The following table shows, for the periods indicated, our results of operations by segment:

	Profit (1) for the Year Ended December 31,						Total Operating Revenue (2) for the Year Ended December 31,
	2013		2014		2015		2013		2014		2015
	(in billions of Won)
Retail banking operations	￦	178	￦	110	￦	23	￦	2,454	￦	2,212	￦	2,116
Corporate banking operations		157		383		119		1,732		1,710		1,668
Other banking operations		496		536		965		1,486		1,481		1,615
Credit card operations		384		333		355		1,421		1,281		1,310
Investment and securities operations		12		26		47		115		141		185
Life insurance operations		9		7		11		102		105		143
Other		61		115		354		144		266		345

Total (3)	￦	1,297	￦	1,510	￦	1,874	￦	7,454	￦	7,196	￦	7,382

(1)	After deduction of income tax allocated to each segment.
(2)	Represents operating revenue from external customers. See Note 5 of the notes to our consolidated financial statements.
(3)	Prior to adjustments for consolidation, inter-segment transactions and certain differences in classification under our management reporting system.

Retail Banking Operations

This segment consists of retail banking services provided by Kookmin Bank. The following table shows, for the periods indicated, our income statement data for this segment:

	Year Ended December 31,						Percentage Change
	2013		2014		2015		2014/2013	2015/2014
	(in billions of Won)						(%)
Income statement data
Interest income	￦	4,786	￦	4,433	￦	3,858	(7.4)%	(13.0)%
Interest expense		(2,773)		(2,353)		(1,756)	(15.1)	(25.4)
Net fee and commission income		612		525		570	(14.2)	8.6
Net loss from financial assets and liabilities at fair value through profit or loss		(2)		(20)		—	900.0	(100.0)
Net other operating expense		(261)		(421)		(556)	61.3	32.1
General and administrative expenses		(1,740)		(1,696)		(2,006)	(2.5)	18.3
Provision for credit losses		(358)		(304)		(80)	(15.1)	(73.7)

Profit before income tax		264		164		30	(37.9)	(81.7)
Tax expense		(86)		(54)		(7)	(37.2)	(87.0)

Profit for the year	￦	178	￦	110	￦	23	(38.2)	(79.1)

Comparison of 2015 to 2014

Our profit before income tax for this segment decreased 81.7% from ￦164 billion in 2014 to ￦30 billion in 2015.

Interest income from our retail banking operations decreased 13.0% from ￦4,433 billion in 2014 to ￦3,858 billion in 2015. This decrease was principally due to decreases in the average yields on mortgage, home equity and other consumer loans, mainly reflecting a decrease in the general level of interest rates in Korea from 2014 to 2015, which were offset in part by increases in the average volume of such loans from 2014 to 2015.

Our largest and most important funding source is deposits from retail customers, which represent more than half of our total deposits. Interest expense for this segment decreased 25.4% from ￦2,353 billion in 2014 to ￦1,756 billion in 2015. This decrease was primarily due to a decrease in the average cost of time deposits held by retail customers, mainly reflecting a decrease in the general level of interest rates in Korea from 2014 to 2015, which was enhanced by an increase in the average volume of such deposits.

Net fee and commission income attributable to this segment increased 8.6% from ￦525 billion in 2014 to ￦570 billion in 2015, mainly due to increases in fee and commission income from sales of beneficiary certificates as agents and guarantee fees received in Won.

Net loss from financial assets and liabilities at fair value through profit or loss attributable to this segment decreased from ￦20 billion in 2014 to nil in 2015, which primarily reflected the recognition of valuation loss on derivatives in 2014 from the liquidation of certain mortgage loan-related special purpose vehicles, which was not repeated in 2015.

Net other operating expense attributable to this segment increased 32.1% from ￦421 billion in 2014 to ￦556 billion in 2015, mainly as a result of an increase in expenses related to intersegment borrowings.

General and administrative expenses attributable to this segment increased 18.3% from ￦1,696 billion in 2014 to ￦2,006 billion in 2015, primarily due to an increase in salary expenses attributable mainly to a voluntary early retirement program implemented by Kookmin Bank in 2015.

Provision for credit losses decreased 73.7% from ￦304 billion in 2014 to ￦80 billion in 2015, mainly due to an improvement in the asset quality of retail loans, reflecting a decrease in delinquency rates.

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

Corporate Banking Operations

This segment consists of corporate banking services provided by Kookmin Bank. The following table shows, for the periods indicated, our income statement data for this segment:

	Year Ended December 31,						Percentage Change
	2013		2014		2015		2014/2013	2015/2014
	(in billions of Won)						(%)
Income statement data
Interest income	￦	4,391	￦	4,009	￦	3,514	(8.7)%	(12.3)%
Interest expense		(1,840)		(1,560)		(1,193)	(15.2)	(23.5)
Net fee and commission income		241		237		233	(1.7)	(1.7)
Net other operating expense		(1,055)		(906)		(834)	(14.1)	(7.9)
General and administrative expenses		(822)		(711)		(847)	(13.5)	19.1
Provision for credit losses		(706)		(567)		(716)	(19.7)	26.3
Net other non-operating revenue		1		2		1	100.0	(50.0)

Profit before income tax		210		504		158	140.0	(68.7)
Tax expense		(53)		(121)		(39)	128.3	(67.8)

Profit for the year	￦	157	￦	383	￦	119	143.9	(68.9)

Comparison of 2015 to 2014

Our profit before income tax for this segment decreased 68.7% from ￦504 billion in 2014 to ￦158 billion in 2015.

Interest income from our corporate banking operations decreased 12.3% from ￦4,009 billion in 2014 to ￦3,514 billion in 2015. This decrease was principally due to a decrease in the average yields on corporate loans, mainly reflecting the lower interest rate environment in Korea in 2015, which was offset in part by an increase in the average volume of such loans.

Interest expense for this segment decreased 23.5% from ￦1,560 billion in 2014 to ￦1,193 billion in 2015. This decrease was principally due to a decrease in the average cost of time deposits held by corporate customers, which mainly reflected a decrease in the general level of interest rates in Korea from 2014 to 2015.

Net fee and commission income attributable to this segment decreased 1.7% from ￦237 billion in 2014 to ￦233 billion in 2015, primarily due to an increase in miscellaneous commission expenses paid in Won, which was offset in part by an increase in trust related commission income.

Net other operating expense attributable to this segment decreased 7.9% from ￦906 billion in 2014 to ￦834 billion in 2015, mainly as a result of a decrease in expenses related to inter-segment borrowings.

General and administrative expenses attributable to this segment increased 19.1% from ￦711 billion in 2014 to ￦847 billion in 2015, principally due to an increase in salary expense attributable mainly to a voluntary early retirement program implemented by Kookmin Bank in 2015.

Provision for credit losses increased 26.3% from ￦567 billion in 2014 to ￦716 billion in 2015, due mainly to an increase in the outstanding volume of our corporate loans.

Net other non-operating revenue attributable to this segment decreased 50.0% from ￦2 billion in 2014 to ￦1 billion in 2015.

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

Net other non-operating revenue attributable to this segment increased from ￦1 billion in 2013 to ￦2 billion in 2014.

Other Banking Operations

This segment primarily consists of Kookmin Bank’s banking operations other than retail and corporate banking operations, including treasury activities and Kookmin Bank’s “back office” administrative operations. The following table shows, for the periods indicated, our income statement data for this segment:

	Year Ended December 31,						Percentage Change
	2013		2014		2015		2014/2013	2015/2014
	(in billions of Won)						(%)
Income statement data
Interest income	￦	1,418	￦	1,261	￦	1,016	(11.1)%	(19.4)%
Interest expense		(822)		(819)		(727)	(0.4)	(11.2)
Net fee and commission income		252		316		354	25.4	12.0
Net gain from financial assets and liabilities at fair value through profit or loss		693		376		287	(45.7)	(23.7)
Net other operating income		261		558		968	113.8	73.5
General and administrative expenses		(835)		(966)		(960)	15.7	(0.6)
Provision (reversal of provision) for credit losses		(1)		(17)		55	1,600.0	N/M (1)
Share of profit (loss) of associates		(203)		18		8	N/M (1)	(55.6)
Net other non-operating revenue (expense)		(25)		(35)		192	40.0	N/M (1)

Profit before income tax		738		692		1,193	(6.2)	72.4
Tax expense		(242)		(156)		(228)	(35.5)	46.2

Profit for the year	￦	496	￦	536	￦	965	8.1	80.0

(1)	“N/M” means not meaningful.

Comparison of 2015 to 2014

Our profit before income tax for this segment increased 72.4% from ￦692 billion in 2014 to ￦1,193 billion in 2015.

Interest income from our other banking operations decreased 19.4% from ￦1,261 billion in 2014 to ￦1,016 billion in 2015. This decrease was attributable primarily to a decrease in the average yields on debt securities in Kookmin Bank’s financial investments portfolio, mainly reflecting the lower interest rate environment in Korea in 2015, which was offset in part by an increase in the average volume of such debt securities.

Interest expense for this segment decreased 11.2% from ￦819 billion in 2014 to ￦727 billion in 2015. This decrease was principally due to a decrease in the average cost of debentures, mainly reflecting the lower interest rate environment in Korea in 2015, which was offset in part by an increase in the average volume of debentures.

Net fee and commission income attributable to this segment increased 12.0% from ￦316 billion in 2014 to ￦354 billion in 2015, mainly due to an increase in fee and commission income from providing agency services to affiliates.

Net gain from financial assets and liabilities at fair value through profit or loss attributable to this segment decreased 23.7% from ￦376 billion in 2014 to ￦287 billion in 2015, principally as a result of a decrease in net gain on financial instruments held-for-trading.

Net other operating income attributable to this segment increased 73.5% from ￦558 billion in 2014 to ￦968 billion in 2015, mainly as a result of an increase in income from inter-segment lending.

General and administrative expenses attributable to this segment remained relatively constant at ￦960 billion in 2015 compared to ￦966 billion in 2014.

Provision (reversal of provision) for credit losses attributable to this segment changed from a provision of ￦17 billion in 2014 to a reversal of provision of ￦55 billion in 2015, principally due to a decrease in provision for receivables from derivative transactions.

Share of profit of associates attributable to this segment decreased 55.6% from ￦18 billion in 2014 to ￦8 billion in 2015, principally as a result of an increase in loss on equity method investments from Kookmin Bank’s investment in JSC Bank CenterCredit.

Net other non-operating revenue (expense) attributable to this segment changed from an expense of ￦35 billion in 2014 to a revenue of ￦192 billion in 2015, primarily due to a decrease in other non-operating expense, including a decrease in impairment losses on assets held for sale and a decrease in expense related to satisfaction of judgments in legal proceedings.

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

Credit Card Operations

This segment consists of credit card activities conducted by KB Kookmin Card. The following table shows, for the periods indicated, our income statement data for this segment:

	Year Ended December 31,						Percentage Change
	2013		2014		2015		2014/2013	2015/2014
	(in billions of Won)						(%)
Income statement data
Interest income	￦	1,436	￦	1,354	￦	1,306	(5.7)%	(3.5)%
Interest expense		(379)		(360)		(326)	(5.0)	(9.4)
Net fee and commission income		185		95		109	(48.6)	14.7
Net other operating expense		(39)		(32)		(36)	(17.9)	12.5
General and administrative expenses		(354)		(341)		(333)	(3.7)	(2.3)
Provision for credit losses		(345)		(278)		(246)	(19.4)	(11.5)
Net other non-operating expense		(2)		(5)		(12)	150.0	140.0

Profit before income tax		502		433		462	(13.7)	6.7
Tax expense		(118)		(100)		(107)	(15.3)	7.0

Profit for the year	￦	384	￦	333	￦	355	(13.3)	6.6

Comparison of 2015 to 2014

Our profit before income tax for this segment increased 6.7% from ￦433 billion in 2014 to ￦462 billion in 2015.

Interest income from our credit card operations decreased 3.5% from ￦1,354 billion in 2014 to ￦1,306 billion in 2015. This decrease was primarily due to a decrease in average yields on credit card receivables, mainly reflecting the lower interest rate environment in Korea in 2015, which was offset in part by an increase in the average volume of such receivables.

Interest expense for this segment decreased 9.4% from ￦360 billion in 2014 to ￦326 billion in 2015. This decrease was primarily due to decreased funding costs for this segment in light of the lower interest rate environment in Korea in 2015.

Net fee and commission income attributable to this segment increased 14.7% from ￦95 billion in 2014 to ￦109 billion in 2015, which resulted mainly from increases in check card related fee and commission income and other credit card related fee and commission income. The increase in check card related fee and commission income mainly reflected to the increased use of check cards by our customers in lieu of cash. The increase in other credit card related fee and commission income was primarily due to increased use of credit cards by our customers to pay taxes and dues. In 2015, the Korean government removed the upper limit on the amount of taxes that may be paid by credit card.

Net other operating expense attributable to this segment increased 12.5% from ￦32 billion in 2014 to ￦36 billion in 2015, primarily due to an increase in accumulated reward points that are recognized as other operating expense, which mainly reflected the increased use of check cards and credit cards.

General and administrative expenses attributable to this segment decreased 2.3% from ￦341 billion in 2014 to ￦333 billion in 2015, mainly due to decreases in other general and administrative expenses, including taxes and dues, as well as advertising expenses.

Provision for credit losses decreased 11.5% from ￦278 billion in 2014 to ￦246 billion in 2015, mainly due to an improvement in the overall asset quality of our credit card receivables, reflecting a decrease in delinquency rates.

Net other non-operating expense attributable to this segment increased 140.0% from ￦5 billion in 2014 to ￦12 billion in 2015, primarily due to an increase in other non-operating expense, mainly reflecting an increase in provision for litigation relating to the misappropriation of personal information of the customers of KB Kookmin Card by a third party in 2014.

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

Investment and Securities Operations

This segment consists primarily of securities brokerage, investment banking, securities investment and trading and other capital markets services conducted by KB Investment & Securities. The following table shows, for the periods indicated, our income statement data for this segment:

	Year Ended December 31,						Percentage Change
	2013		2014		2015		2014/2013	2015/2014
	(in billions of Won)						(%)
Income statement data
Interest income	￦	41	￦	45	￦	50	9.8%	11.1%
Interest expense		(17)		(27)		(25)	58.8	(7.4)
Net fee and commission income		76		76		98	—	28.9
Net gain from financial assets and liabilities at fair value through profit or loss		19		47		51	147.4	8.5
Net other operating income		1		5		14	400.0	180.0
General and administrative expenses		(96)		(103)		(120)	7.3	16.5
Provision for credit losses		(5)		(4)		(5)	(20.0)	25.0
Net other non-operating expense		(2)		—		—	(100.0)	—

Profit before income tax		17		39		63	129.4	61.5
Tax expense (1)		(5)		(13)		(16)	160.0	23.1

Profit for the year	￦	12	￦	26	￦	47	116.7	80.8

(1)	Represents income tax attributable to KB Investment & Securities.

Comparison of 2015 to 2014

Our profit before income tax for this segment increased 61.5% from ￦39 billion in 2014 to ￦63 billion in 2015.

Interest income from our investment and securities operations increased 11.1% from ￦45 billion in 2014 to ￦50 billion in 2015. This increase was primarily due to an increase in the average volume of loans secured by securities.

Interest expense for this segment decreased 7.4% from ￦27 billion in 2014 to ￦25 billion in 2015, which mainly reflected a general decrease in the average cost of our debts in light of the lower interest rate environment in Korea, which was enhanced by a decrease in the average volume of call money and bonds sold under repurchase agreements.

Net fee and commission income attributable to this segment increased 28.9% from ￦76 billion in 2014 to ￦98 billion in 2015, primarily due to an increase in commissions relating to securities underwriting activities, which was enhanced by an increase in brokerage commissions.

Net gain from financial assets and liabilities at fair value through profit or loss attributable to this segment increased 8.5% from ￦47 billion in 2014 to ￦51 billion in 2015, principally as a result of an increase in net gain on financial assets held-for-trading and derivatives held-for-trading.

Net other operating income attributable to this segment increased 180.0% from ￦5 billion in 2014 to ￦14 billion in 2015, principally as a result of an increase in net gain on foreign currency translation.

General and administrative expenses attributable to this segment increased 16.5% from ￦103 billion in 2014 to ￦120 billion in 2015, principally due to increases in salary expense and commission expense.

Provision for credit losses increased 25.0% from ￦4 billion in 2014 to ￦5 billion in 2015.

Net other non-operating expense attributable to this segment remained constant at nil in 2014 and 2015.

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

Net other operating income attributable to this segment increased five-fold from ￦1 billion in 2013 to ￦5 billion in 2014, principally as a result of an increase in net gain on foreign currency translation.

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

Life Insurance Operations

This segment consists of life insurance and wealth management services provided by KB Life Insurance. The following table shows, for the periods indicated, our income statement data for this segment:

	Year Ended December 31,						Percentage Change
	2013		2014		2015		2014/2013	2015/2014
	(in billions of Won)						(%)
Income statement data
Interest income	￦	200	￦	227	￦	236	13.5%	4.0%
Interest expense		—		—		—	—	—
Net gain from financial assets and liabilities at fair value through profit or loss		18		10		8	(44.4)	(20.0)
Net other operating expense		(154)		(163)		(136)	5.8	(16.6)
General and administrative expenses		(51)		(60)		(79)	17.6	31.7
Provision for credit losses		(1)		(1)		(10)	—	N/M (1)
Net other non-operating expense		—		(1)		—	N/M (1)	(100.0)

Profit before income tax		12		12		19	—	58.3
Tax expense (2)		(3)		(5)		(8)	66.7	60.0

Profit for the year	￦	9	￦	7	￦	11	(22.2)	57.1

(1)	“N/M” means not meaningful.
(2)	Represents income tax attributable to KB Life Insurance.

Comparison of 2015 to 2014

Our profit before income tax for this segment increased 58.3% from ￦12 billion in 2014 to ￦19 billion in 2015.

Interest income from our life insurance operations increased 4.0% from ￦227 billion in 2014 to ￦236 billion in 2015, primarily due to an increase in the average volume of special bonds in the held-to-maturity financial debt securities portfolio held by KB Life Insurance, as well as increases in the average volumes of mortgage loans and other consumer loans. Special bonds generally have a greater yield-to-maturity than government bonds, and special bonds comprised a relatively larger portion of the held-to-maturity financial debt securities portfolio held by KB Insurance in 2015 compared to 2014.

Net gain from financial assets and liabilities at fair value through profit or loss attributable to this segment decreased 20.0% from ￦10 billion in 2014 to ￦8 billion in 2015, which mainly reflected a decrease in gains on sales of beneficiary certificates.

Net other operating expense attributable to this segment decreased 16.6% from ￦163 billion in 2014 to ￦136 billion in 2015, principally due to an increase in other operating income, mainly reflecting an increase in premium income from single-premium immediate annuities. The effect of this increase was enhanced by a decrease in provisions for policy reserve as the number of insurance policies cancelled increased, primarily reflecting a downturn in the economy.

General and administrative expenses attributable to this segment increased 31.7% from ￦60 billion in 2014 to ￦79 billion in 2015, primarily due to increases in commissions expense, sales promotion and advertising expense and taxes and dues.

Provision for credit losses increased tenfold from ￦1 billion in 2014 to ￦10 billion in 2015, mainly due to an increase in provision for credit losses relating to life insurance policy loans.

Net other non-operating expense attributable to this segment decreased from ￦1 billion in 2014 to nil in 2015.

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

Net other non-operating expense attributable to this segment increased from nil in 2013 to ￦1 billion in 2014.

Other

“Other” includes the operations of our holding company and all of our subsidiaries that were consolidated under IFRS as issued by the IASB as of December 31, 2015 except Kookmin Bank, KB Kookmin Card, KB Investment & Securities and KB Life Insurance, including principally KB Asset Management, KB Real Estate Trust, KB Investment, KB Credit Information, KB Data System, KB Savings Bank and KB Capital (commencing in 2014). See “—Overview—Acquisitions.” The following table shows, for the periods indicated, our income statement data for this segment:

	Year Ended December 31,						Percentage Change
	2013		2014		2015		2014/2013	2015/2014
	(in billions of Won)						(%)
Income statement data
Interest income	￦	106	￦	326	￦	414	207.5%	27.0%
Interest expense		(25)		(123)		(163)	392.0	32.5
Net fee and commission income		118		134		169	13.6	26.1
Net gain from financial assets and liabilities at fair value through profit or loss		29		26		15	(10.3)	(42.3)
Net other operating income		40		70		59	75.0	(15.7)
General and administrative expenses		(142)		(189)		(227)	33.1	20.1
Provision for credit losses		(28)		(57)		(35)	103.6	(38.6)
Share of profit (loss) of associates		(38)		(14)		195	(63.2)	N/M (1)
Net other non-operating revenue (expense)		31		(25)		(35)	N/M (1)	40.0

Profit before income tax		91		148		391	62.6	164.2
Tax expense (2)		(30)		(33)		(37)	10.0	12.1

Profit for the year	￦	61	￦	115	￦	354	88.5	207.8

(1)	“N/M” means not meaningful.
(2)

Represents income tax attributable to our holding company and all of our subsidiaries that were consolidated under IFRS as issued by the IASB except Kookmin Bank, KB Kookmin Card, KB Investment & Securities and KB Life Insurance.

Comparison of 2015 to 2014

Our profit before income tax for this segment increased 164.2% from ￦148 billion in 2014 to ￦391 billion in 2015.

Interest income attributable to this segment increased 27.0% from ￦326 billion in 2014 to ￦414 billion in 2015. This increase was primarily due to an increase in interest on loans of KB Capital.

Interest expense attributable to this segment increased 32.5% from ￦123 billion in 2014 to ￦163 billion in 2015, principally reflecting an increase in interest expense on debentures of KB Capital.

Net fee and commission income attributable to this segment increased 26.1% from ￦134 billion in 2014 to ￦169 billion in 2015, mainly due to an increase in rental fees and lease fees received by KB Capital as well as an increase in trust and other fiduciary fees received by KB Asset Management.

Net gain from financial assets and liabilities at fair value through profit or loss attributable to this segment decreased 42.3% from ￦26 billion in 2014 to ￦15 billion in 2015, principally due to a decrease in net gain on valuation of derivatives held by KB Mezzanine Private Securities Fund I.

Net other operating income attributable to this segment decreased 15.7% from ￦70 billion in 2014 to ￦59 billion in 2015, primarily as a result of a decrease in other operating income from sales of non-performing loans held by KB Capital and KB Savings Bank, as well as a decrease in gain on disposal of available-for-sale equity securities held by KB Investment & Securities.

General and administrative expenses attributable to this segment increased 20.1% from ￦189 billion in 2014 to ￦227 billion in 2015, which mainly reflected an increase in salary expense for KB Capital, KB Asset Management and KB Real Estate Trust, as well as increases in commission expense and other general and administrative expenses attributable to KB Capital.

Provision for credit losses decreased 38.6% from ￦57 billion in 2014 to ￦35 billion in 2015, principally due to a decrease in KB Capital’s provision for credit losses and an increase in KB Savings Bank’s reversal of provision for credit losses, reflecting an overall improvement in the asset quality of loans held by KB Capital and KB Savings Bank.

Share of profit (loss) of associates attributable to this segment changed from a loss of ￦14 billion in 2014 to a profit of ￦195 billion in 2015, mainly reflecting the addition of KB Insurance Co., Ltd. as an associate in 2015.

Net other non-operating expense attributable to this segment increased 40.0% from ￦25 billion in 2014 to ￦35 billion in 2015, primarily due to an increase in KB Asset Management’s provision for litigation, which was offset in part by a decrease in impairment losses on goodwill recognized by KB Savings Bank.

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

Item 5.B.	Liquidity and Capital Resources

Financial Condition

Assets

The following table sets forth, as of the dates indicated, the principal components of our assets:

	As of December 31,						Percentage Change
	2013		2014		2015		2014/2013	2015/2014
	(in billions of Won)						(%)
Cash and due from financial institutions	￦	14,793	￦	15,424	￦	16,316	4.3%	5.8%
Financial assets at fair value through profit or loss		9,329		10,758		11,174	15.3	3.9
Derivative financial assets		1,819		1,968		2,278	8.2	15.8
Financial investments		34,849		34,961		39,137	0.3	11.9
Loans:
Loans to banks		6,335		6,208		6,780	(2.0)	9.2

Loans to customers other than banks:
Loans in Won		189,516		200,345		212,777	5.7	6.2
Loans in foreign currencies		3,055		2,624		2,702	(14.1)	3.0
Domestic import usance bills		2,978		3,694		3,445	24.0	(6.7)
Off-shore funding loans		670		665		585	(0.7)	(12.0)
Call loans		697		292		198	(58.1)	(32.2)
Bills bought in Won		14		7		5	(50.0)	(28.6)
Bills bought in foreign currencies		1,588		1,958		2,812	23.3	43.6
Guarantee payments under payment guarantee		38		13		26	(65.8)	100.0
Credit card receivables in Won		11,782		11,629		12,132	(1.3)	4.3
Credit card receivables in foreign currencies		2		3		4	50.0	33.3
Bonds purchased under repurchase agreements		1,683		1,082		228	(35.7)	(78.9)
Privately placed bonds		732		743		822	1.5	10.6
Factored receivables		2,772		2,793		2,708	0.8	(3.0)
Lease receivables		—		860		1,210	N/M (1)	40.7
Loans for installment credit		—		985		1,153	N/M (1)	17.1

Total loans to customers other than banks		215,527		227,693		240,807	5.6	5.8
Less:
Allowances for loan losses		(2,861)		(2,451)		(2,582)	(14.3)	5.3

Total loans, net		219,001		231,450		245,005	5.7	5.9
Property and equipment		3,061		3,083		3,287	0.7	6.6
Other assets (2)		9,316		10,712		11,868	15.0	10.8

Total assets	￦	292,168	￦	308,356	￦	329,065	5.5	6.7

(1)	“N/M” means not meaningful.
(2)	Includes investments in associates and joint ventures, investment properties, intangible assets, current income tax assets, deferred income tax assets, assets held for sale and other assets.

For further information on our assets, see “Item 4.B. Business Overview—Assets and Liabilities.”

Comparison of 2015 to 2014

Our total assets increased 6.7% from ￦308,356 billion as of December 31, 2014 to ￦329,065 billion as of December 31, 2015, principally due to a 6.2% increase in loans in Won from ￦200,345 billion as of December 31, 2014 to ￦212,777 billion as of December 31, 2015, as well as an 11.9% increase in financial investments from ￦34,961 billion as of December 31, 2014 to ￦39,137 billion as of December 31, 2015.

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

Liabilities and Equity

The following table sets forth, as of the dates indicated, the principal components of our liabilities and our equity:

	As of December 31,						Percentage Change
	2013		2014		2015		2014/2013	2015/2014
	(in billions of Won)						(%)
Liabilities:
Financial liabilities at fair value through profit or loss	￦	1,115	￦	1,819	￦	2,975	63.1%	63.6%
Deposits		200,882		211,549		224,268	5.3	6.0
Debts		14,101		15,865		16,241	12.5	2.4
Debentures		27,040		29,201		32,601	8.0	11.6
Provisions		678		614		607	(9.4)	(1.1)
Other liabilities (1)		22,369		21,795		23,471	(2.6)	7.7

Total liabilities		266,185		280,843		300,163	5.5	6.9

Equity:
Capital stock		1,932		1,932		1,932	—	—
Capital surplus		15,855		15,855		15,855	—	—
Accumulated other comprehensive income		336		461		429	37.2	(6.9)
Retained earnings		7,860		9,067		10,464	15.4	15.4

Equity attributable to stockholders		25,983		27,315		28,680	5.1	5.0
Non-controlling interests		—		198		222	N/M (2)	12.1

Total equity		25,983		27,513		28,902	5.9	5.0

Total liabilities and equity	￦	292,168	￦	308,356	￦	329,065	5.5	6.7

(1)	Includes derivative financial liabilities, current income tax liabilities, deferred income tax liabilities, defined benefit liabilities and other liabilities.
(2)	“N/M” means not meaningful.

Comparison of 2015 to 2014

Our total liabilities increased 6.9% from ￦280,843 billion as of December 31, 2014 to ￦300,163 billion as of December 31, 2015. The increase was primarily due to a 6.0% increase in deposits from ￦211,549 billion as of December 31, 2014 to ￦224,268 billion as of December 31, 2015. Our deposits increased mainly as a result of an increase in demand deposits.

Our total equity increased 5.0% from ￦27,513 billion as of December 31, 2014 to ￦28,902 billion as of December 31, 2015. This increase resulted principally from an increase in our retained earnings, which was attributable to the profit we generated in 2015.

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

Liquidity

Our primary source of funding has historically been and continues to be deposits. Deposits amounted to ￦200,882 billion, ￦211,549 billion and ￦224,268 billion as of December 31, 2013, 2014 and 2015, which represented approximately 83.0%, 82.4% and 82.1% of our total funding, respectively. We have been able to use customer deposits to finance our operations generally, including meeting a portion of our liquidity requirements. Although the majority of deposits are short-term, it has been our experience that the majority of our depositors generally roll over their deposits at maturity, thus providing us with a stable source of funding. However, in the event that a substantial number of our depositors do not roll over their deposits or otherwise decide to withdraw their deposited funds, we would need to place increased reliance on alternative sources of funding, some of which may be more expensive than customer deposits, in order to finance our operations. See “Item 3.D. Risk Factors—Risks relating to liquidity and capital management—Our funding is highly dependent on short-term deposits, which dependence may adversely affect our operations.” In particular, we may increase our utilization of alternative funding sources such as short-term borrowings and cash and cash equivalents (including funds from maturing loans), as well as liquidating our positions in financial assets and using the proceeds to fund parts of our operations, as necessary.

We also obtain funding through debentures and debts to meet our liquidity needs. Debentures represented 11.2%, 11.4% and 11.9% of our total funding as of December 31, 2013, 2014 and 2015, respectively. Debts represented 5.8%, 6.2% and 5.9% of our total funding as of December 31, 2013, 2014 and 2015, respectively. For further information on our sources of funding, see “Item 4.B. Business Overview—Assets and Liabilities—Funding.”

The Financial Services Commission of Korea requires each financial holding company in Korea to maintain specific Won and foreign currency liquidity ratios and each bank in Korea to maintain a liquidity coverage ratio and a foreign currency liquidity ratio. These ratios require us and Kookmin Bank to keep the ratio of liquid assets to liquid liabilities above certain minimum levels. For a description of these requirements, see “Item 4.B. Business Overview—Supervision and Regulation—Principal Regulations Applicable to Financial Holding Companies—Liquidity” and “Item 4.B. Business Overview—Supervision and Regulation—Principal Regulations Applicable to Banks—Liquidity.”

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

We are a financial holding company, and substantially all of our operations are in our subsidiaries. Accordingly, we rely on distributions from our subsidiaries, direct borrowings and issuances of debt and equity securities to fund our liquidity obligations. We received aggregate dividends of ￦282 billion, ￦509 billion and ￦316 billion from our subsidiaries in 2013, 2014 and 2015, respectively. See “Item 3.D. Risk Factors—Risks relating to our financial holding company structure and strategy.”

Asset Encumbrance

Part of our future funding and collateral needs are supported by assets readily available and unrestricted. The following table sets forth our assets that are available and those that are encumbered and not available to support our future funding and collateral needs as of December 31, 2015.

	December 31, 2015
					Unencumbered Assets
	Assets		Encumbered Asset (1)		Readily Available (2)		Other (3)
	(in billions of Won)
On-balance sheet
Cash and due from financial institutions	￦	16,316	￦	848	￦	15,217	￦	251
Financial assets at fair value through profit or loss		11,174		2,685		3,271		5,218
Derivative financial assets		2,277		—		—		2,277
Loans		245,005		3,949		—		241,056
Financial investments		39,137		4,491		25,357		9,289
Investments in associates and joint ventures		1,738		—		—		1,738
Property and equipment		3,287		—		—		3,287
Investment property		212		—		—		212
Intangible assets		467		—		—		467
Current income tax assets		19		—		—		19
Deferred income tax assets		8		—		—		8
Assets held for sale		49		15		—		34
Other assets		9,376		1,224		—		8,152

Total on-balance sheet	￦	329,065	￦	13,212	￦	43,845	￦	272,008

Off-balance sheet
Fair value of securities accepted as collateral	￦	2,046	￦	—	￦	2,046	￦	—

Total off-balance sheet	￦	2,046	￦	—	￦	2,046	￦	—

(1)	Represent assets that have been pledged as collateral against an existing liability or are otherwise restricted in their use to secure funding.
(2)	Represent those on- and off-balance sheet assets that are not otherwise encumbered, and which are in freely transferable form.
(3)

Pursuant to the European Banking Authorities’ guidelines on disclosure of encumbered and unencumbered assets published on June 27, 2014, we have excluded asset encumbrances arising from activities within insurance entities and categorized the assets of KB Life Insurance, our insurance entity, as “Unencumbered Assets—Other.”

Contractual Cash Obligations

The following table sets forth our contractual cash obligations (excluding short-term borrowings) as of December 31, 2015.

	Payments Due by Period
	Total		1 Year or Less		1-3 Years		3-5 Years		More Than 5 Years
	(in billions of Won)
Long-term borrowing obligations (1)(2)	￦	40,555	￦	13,677	￦	16,204	￦	5,943	￦	4,731
Operating lease obligations (3)		271		126		89		21		35
Capital lease obligations		7		3		2		2		—
Pension obligations		191		191		—		—		—
Deposits (2)(4)		132,304		118,179		7,943		3,023		3,159

Total	￦	173,328	￦	132,176	￦	24,238	￦	8,989	￦	7,925

(1)	Includes debt and debentures with original maturities of one year or more.
(2)

Includes estimated future interest payments, which have been estimated using contractual interest rates and scheduled contractual maturities of the outstanding debt obligations and borrowings as of December 31, 2015. In order to calculate future interest payments on debt with floating rates, we used contractual interest rates as of December 31, 2015.

(3)	This line item is not included within our consolidated statements of financial position.
(4)	Excluding demand deposits.

Commitments and Guarantees

The following table sets forth our commitments and guarantees as of December 31, 2015. These commitments and guarantees are not included within our consolidated statements of financial position.

	Payments Due by Period
	Total		1 Year or Less		1-3 Years		3-5 Years		More Than 5 Years
	(in billions of Won)
Financial guarantees (1)	￦	4,021	￦	1,579	￦	2,286	￦	84	￦	72
Confirmed acceptances and guarantees		5,770		3,270		1,887		613		—
Commitments		97,603		95,343		1,541		476		243

Total	￦	107,394	￦	100,192	￦	5,714	￦	1,173	￦	315

(1)

Includes ￦3,548 billion of irrevocable commitments to provide contingent liquidity credit lines to special purpose entities for which we serve as the administrator. See Note 40 of the notes to our consolidated financial statements.

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

As of December 31, 2015, Kookmin Bank’s total Tier I and Tier II capital adequacy ratio was 16.01%.

The following table sets forth a summary of Kookmin Bank’s capital and capital adequacy ratios as of December 31, 2013, 2014 and 2015 based on Basel III.

	As of December 31,
	2013		2014		2015
	(in billions of Won, except percentages)
Tier I capital:	￦	18,502	￦	19,621	￦	20,332
Common equity Tier I capital		18,502		19,621		20,332
Paid-in capital		2,022		2,022		2,022
Capital reserves		5,220		5,220		5,220
Retained earnings		11,237		12,260		13,170
Non-controlling interests in consolidated subsidiaries		—		—		—
Others		23		119		(79)
Additional Tier I capital		—		—		—
Tier II capital:		4,122		3,801		3,354
Revaluation reserves		—		—		—
Allowances for credit losses(1)		843		886		803
Hybrid debt		43		31		22
Subordinated debt		3,236		2,884		2,529
Valuation gain on investment securities		—		—		—
Others		—		—		—

Total core and supplementary capital		22,624		23,422		23,686
Risk-weighted assets		146,743		146,690		147,973
Credit risk:
On-balance sheet		125,044		124,325		124,251
Off-balance sheet		6,787		8,128		9,138
Market risk		4,012		3,445		4,189
Operational risk		10,900		10,792		10,394
Total Tier I and Tier II capital adequacy ratio		15.42%		15.97%		16.01%
Tier I capital adequacy ratio		12.61%		13.38%		13.74%
Common equity Tier I capital adequacy ratio		12.61%		13.38%		13.74%
Tier II capital adequacy ratio		2.81%		2.59%		2.27%

(1)

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

The following table sets forth a summary of our consolidated capital adequacy ratio as of December 31, 2013, 2014 and 2015, based on IFRS and applicable regulatory reporting standards:

	As of December 31,
	2013		2014		2015
	(in billions of Won)
Tier I capital
Common equity Tier I capital	￦	22,694	￦	24,062	￦	25,352
Additional Tier I capital		—		186		234

Total Tier I capital	￦	22,694	￦	24,248	￦	25,586
Tier II capital		4,603		4,099		3,554

Risk-weighted assets	￦	177,514	￦	182,486	￦	188,213

Total Tier I and Tier II capital adequacy ratio		15.38%		15.53%		15.48%
Tier I capital adequacy ratio		12.78%		13.29%		13.59%
Common equity Tier I capital adequacy ratio		12.78%		13.19%		13.47%
Tier II capital adequacy ratio		2.60%		2.24%		1.89%

Recent Accounting Pronouncements

See Note 2 of the notes to our consolidated financial statements included elsewhere in this annual report for a description of recent accounting pronouncements under IFRS as issued by the IASB that have been issued but are not yet effective.

Item 5.C.	Research and Development, Patents and Licenses, etc.

Not applicable.

Item 5.D.	Trend Information

These matters are discussed under Item 5.A. and Item 5.B. above where relevant.

Item 5.E.	Off -Balance Sheet Arrangements

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

Board of Directors

Our board of directors, currently consisting of one executive director, one non-standing director and six non-executive directors, has the ultimate responsibility for the management of our affairs.

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

The names and positions of our directors are set forth below. The business address of all of the directors is our registered office at 84, Namdaemoon-ro, Jung-gu, Seoul 04534, Korea.

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

Non-standing Director

The table below identifies our non-standing director as of the date of this annual report:

Name	Date of Birth	Position	Director Since	End of Term
Hong Lee	April 7, 1958	Non-standing director; Deputy President of Kookmin Bank	March 27, 2015	March 26, 2017

Hong Lee has been a non-standing director since March 2015. He currently serves as a deputy president and the head of the strategy and financial planning group at Kookmin Bank. Mr. Lee previously served as a deputy president and the head of the sales group at Kookmin Bank and as a senior executive vice president of the corporate banking division at Kookmin Bank. Mr. Lee received a B.A. in linguistics from Seoul National University and an M.B.A. from Helsinki School of Economics.

Non-executive Directors

Our non-executive directors are selected based on the candidates’ knowledge and experience in diverse areas, such as financial services, accounting, finance, law and regulation, risk management and human resources management. All six non-executive directors below were nominated by our Non-executive Director Nominating Committee and approved by our shareholders.

The table below identifies our non-executive directors as of the date of this annual report:

Name	Date of Birth	Position	Director Since	Date Term Ends (1)
Young Hwi Choi	October 28, 1945	Non-executive Director	March 27, 2015	March 24, 2017
Suk Ryul Yoo	April 21, 1950	Non-executive Director	March 27, 2015	March 24, 2017
Michael Byungnam Lee	September 24, 1954	Non-executive Director	March 27, 2015	March 24, 2017
Jae Ha Park	November 25, 1957	Non-executive Director	March 27, 2015	March 24, 2017
Eunice Kyonghee Kim	March 29, 1959	Non-executive Director	March 27, 2015	March 24, 2017
Jong Soo Han	October 16, 1960	Non-executive Director	March 27, 2015	March 24, 2017

(1)	The date on which each term will end will be the date of the general stockholders’ meeting in the relevant year unless otherwise specified.

Young Hwi Choi has been a non-executive director since March 2015. He previously served as the president and chief executive officer of Shinhan Financial Group Co., Ltd., a deputy president of Shinhan Bank and a deputy director at the former Ministry of Finance. Mr. Choi received a B.A. in economics from Sungkyunkwan University.

Suk Ryul Yoo has been a non-executive director since March 2015. He currently serves as an advisor to Samsung Electronics Co., Ltd. Mr. Yoo previously served as the chairman of the Credit Finance Association and the president and chief executive officer of Samsung Total Petrochemicals Co., Ltd., Samsung Card Co., Ltd., Samsung Life Insurance Co., Ltd., Samsung Securities Co., Ltd. and Samsung Capital Co., Ltd. He received a B.A. in business administration from Seoul National University and an M.S. in industrial engineering from Korea Advanced Institute of Science and Technology.

Michael Byungnam Lee has been a non-executive director since March 2015. He currently serves as an advisor to LG Academy. Mr. Lee previously served as the president and chief executive officer of LG Academy, an executive vice president of human resources at LG Corporation, a vice president of LG Academy and an assistant professor at Georgia State University and California State University. He received a B.A. in economics from Sogang University, an M.L.H.R. from Ohio Statement University and a Ph.D. in industrial relations from the University of Minnesota.

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

Jongsoo Han has been a non-executive director since March 2015. He is currently a professor at Ewha Womans University and also serves as a vice president of Korea Accounting Association as well as a member of the IFRS Interpretations Committee and the Korea Accounting Standards Board. Mr. Han previously served as a member of the Korea Accounting Deliberating Council of the Financial Services Commission. Mr. Han received a B.A. in business administration and an M.B.A. from Yonsei University and a Ph.D. in accounting from Joseph M. Katz Graduate School of Business, University of Pittsburgh.

Any director having an interest in a transaction that is subject to approval by the board of directors may not vote at the meeting during which the board approves the transaction.

Executive Officers

The table below identifies our senior executive officers who are not executive directors as of the date of this annual report:

Name	Date of Birth	Position
Ok Chan Kim	July 12, 1956	President and Chief Operating Officer
Ki Heon Kim	October 17, 1955	Deputy President; IT Planning Department
Jungsoo Huh	August 5, 1960	Senior Managing Director; Financial Planning Department and Investor Relations Department; Chief Financial Officer
Dong Cheol Lee	October 4, 1961	Senior Managing Director; Strategic Planning Department and Synergy Management Department
Young-Tae Park	December 24, 1961	Senior Managing Director; Information Security Department and Data Analytics Department
Jae Hong Park	April 10, 1967	Senior Managing Director; Global Business Department
Kyung Yup Cho	September 9, 1961	Senior Managing Director; KB Research
Dae Myeong Kang	September 16, 1963	Managing Director, Future Finance Department
Ki Hwan Kim	March 20, 1963	Managing Director; Risk Management Department and Model Validation Unit
Hong Seob Shin	September 1, 1962	Managing Director; Public Relations Department
Young Hyuk Jo	April 22, 1963	Managing Director, Enforcement Officer of the Internal Audit Department and Head of the Audit Department
Pil Kyu Im	March 20, 1964	Managing Director, Chief Compliance Officer and Head of the Compliance Supporting Department

None of the executive officers has any significant activities outside KB Financial Group.

Ok Chan Kim is our president and chief operating officer. He previously served as the president and chief executive officer of Seoul Guarantee Insurance Company Ltd. and as the acting president and chief executive officer of Kookmin Bank. Mr. Kim received a B.A. in law from Yonsei University and an M.B.A. from Helsinki School of Economics.

Ki Heon Kim is a deputy president and oversees the IT Planning Department. He also serves as a deputy president of Kookmin Bank and heads its information technology group. Mr. Kim previously served as an expert for the financial services division of Samsung SDS Co., Ltd. and the head of branch offices of Peace Bank of Korea. He received a B.A. in accounting from Hanyang University.

Jungsoo Huh is a senior managing director and our chief financial officer. He oversees the Financial Planning Department and Investor Relations Department. Mr. Huh previously served as a deputy president and chief financial officer of KB Insurance Co., Ltd. and the head of Kookmin Bank’s financial group. Mr. Huh received a B.A. and an M.A. in economics from Dongguk University and an M.B.A. from Helsinki School of Economics.

Dong Cheol Lee is a senior managing director and oversees the Strategic Planning Department and Synergy Management Department. He also serves as a non-standing director of KB Kookmin Card. Mr. Lee previously served as a deputy president and the head of the business management department at KB Life Insurance and a managing director and the head of our Strategic Planning Department. He received a B.A. in law from Korea University and an L.L.M. from Tulane University Law School.

Young -Tae Park is a senior managing director and heads the Information Security Department, Data Analytics Department and Future Finance Department. He previously served as the head of Kookmin Bank’s marketing department and the head of several branch offices of Kookmin Bank. Mr. Park received a B.A. and an M.S. in economics from Korea University.

Jae Hong Park is a senior managing director and oversees the Global Business Department. He also serves as a senior managing director of Kookmin Bank’s global business division. Mr. Park previously served as the head of the future strategy department at Hanwha Life Insurance Co., Ltd., the head of the global business department at Samsung Fire & Marine Insurance Co., Ltd. and a partner at McKinsey & Company. He received a B.A. in economics from Seoul National University and a Ph.D. in economics from Princeton University.

Kyung Yup Cho is a senior managing director and heads KB Research. He previously served as a senior editor at MaeKyung Media Group and the head of financial news, political news, social affairs and international news at Maeil Business Newspaper. Mr. Cho received a B.A. in business administration and a Ph.D. in business administration from Yonsei University.

Dae Myeong Kang is a managing director and heads the Future Finance Department. He also serves as the head of Kookmin Bank’s future channel group. Mr. Kang previously served as the branch manager of Kookmin Bank’s Apgujeong-seo branch. He received a B.S. in statistics from Kangwon National University.

Ki Hwan Kim is a managing director and heads the Risk Management Department and Model Validation Unit. He also serves as a managing director of Kookmin Bank’s risk management group. Mr. Kim previously served as a managing director of Kookmin Bank’s consumer protection group. He received a B.A. in economics from Seoul National University.

Hong Seob Shin is a managing director and heads the Public Relations Department. He also serves as a managing director of Kookmin Bank and heads its consumer brand strategy group. Mr. Shin previously served as the head of Kookmin Bank’s eastern regional group. He received a B.A. in Spanish from Hankuk University of Foreign Studies.

Young Hyuk Jo is a managing director, enforcement officer of the Internal Audit Department and heads the Audit Department. He previously served as the head of Kookmin Bank’s Ansan financial center. Mr. Jo received a B.A. in economics from Dong-A University.

Pil Kyu Im is a managing director and chief compliance officer and heads the Compliance Supporting Department. He previously served as the branch manager of Kookmin Bank’s Gwanghwamoon branch and Star Tower branch. Mr. Im received a B.A. in agricultural economics from Korea University.

Item 6.B.	Compensation

The aggregate remuneration paid and benefits-in-kind granted, excluding stock grants, by us and our subsidiaries to our chairman and chief executive officer, our other executive and non-standing directors, our non-executive directors and our executive officers for the year ended December 31, 2015 was ￦5,650 million. For the year ended December 31, 2015, we set aside ￦93 million for allowances for severance and retirement benefits for our chairman and chief executive officer, the other executive directors and our executive officers.

Pursuant to a resolution of our board of directors, effective January 11, 2016, each of Ki-Bum Lee, our former senior managing director, and Kyu Sul Choi, our former managing director, was appointed a business management advisor for a term of one year. We do not have service contracts with any of our other directors or officers providing for benefits upon termination of their employment with us.

Kookmin Bank granted stock options to its president and chief executive officer, other directors and executive officers, as well as employees. In connection with the comprehensive stock transfer in September 2008 pursuant to which we were established, such stock options were converted into stock options with respect to our common stock. See “Item 6.E. Share Ownership—Stock Options.” For all of the options granted, upon their exercise, we were required to pay in cash the difference between the exercise price and the market price of our common stock at the date of exercise. Generally, upon vesting, options could be exercised from after three years from the grant date up to eight years after such date, once restrictions on the exercise of options, including continued employment for at least two years from the grant date, lapse.

In 2015, we did not recognize any compensation expense for the stock options granted under our stock option plan. For additional information regarding our compensation expense in connection with our stock option plan, see Note 31 to our consolidated financial statements included elsewhere in this annual report.

In 2008, we also established a stock grant plan. Pursuant to this plan, we have entered into performance share agreements with certain of our and our subsidiaries’ directors, executive officers and other senior management, whereby we may grant shares of our common stock (or the equivalent monetary amount based on the market value of such shares) within specified periods as long-term incentive performance shares in accordance with pre-determined performance targets. See “Item 6.E. Share Ownership—Performance Share Agreements.” In 2015, we incurred ￦17,429 million of compensation costs relating to stock grants under such agreements. See Note 31.2.2 of the notes to our consolidated financial statements included elsewhere in this annual report.

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

Audit Committee

The committee currently consists of three non-executive directors, Young Hwi Choi, Eunice Kyonghee Kim and Jongsoo Han. The chairperson of the Audit Committee is Jongsoo Han. The committee oversees our financial reporting and approves the appointment of our independent registered public accounting firm. The committee also reviews our financial information, auditor’s examinations, key financial statement issues, the plans and evaluation of internal control and the administration of our financial affairs by the board of directors. In connection with the general meetings of stockholders, the committee examines the agenda for, and financial statements and other reports to be submitted by, the board of directors to each general meeting of stockholders. The committee holds regular meetings every quarter.

Corporate Governance Committee

The committee currently consists of one non-standing director, Hong Lee, and three non-executive directors, Young Hwi Choi, Michael Byungnam Lee and Jae Ha Park, together with our chairman and chief executive officer, Jong Kyoo Yoon. The chairperson of the Corporate Governance Committee is Jong Kyoo Yoon. The committee is responsible for establishing and monitoring procedures for our chairman candidate cultivation and succession program, as well as for candidate cultivation and succession programs for chief executive officers of our subsidiaries. The committee holds regular meetings annually.

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

Evaluation & Compensation Committee

The committee currently consists of four non-executive directors, Michael Byungnam Lee, Suk Ryul Yoo, Jae Ha Park and Jongsoo Han. The chairperson of the committee is Michael Byungnam Lee. The Evaluation and Compensation Committee reviews compensation schemes and compensation levels of us and our subsidiaries. The committee is also responsible for deliberating and deciding the compensation of directors, evaluating management’s performance and implementing management training programs, as well as deciding and supervising the performance-based annual salary of the president and the executive officers of us and our subsidiaries. The committee holds regular meetings semi-annually.

Non-executive Director Nominating Committee

The committee currently consists of three non-executive directors, Young Hwi Choi, Suk Ryul Yoo and Michael Byungnam Lee, together with our chairman and chief executive officer, Jong Kyoo Yoon. The chairperson of the committee is Suk Ryul Yoo. The committee is responsible for the management and evaluation of a pool of non-executive director candidates and recommendation of the non-executive director candidates to be nominated at the annual general meeting of shareholders. The committee holds regular meetings semi-annually.

Audit Committee Member Nominating Committee

The committee currently has no members. The last meeting of the committee was on February 26, 2016 to nominate new Audit Committee members. The committee oversees the selection of Audit Committee member candidates and recommends them annually sometime prior to the general stockholders meeting. The term of office of its members is from the first meeting of the committee held to nominate the Audit Committee members until the Audit Committee members are appointed.

Item 6.D. Employees

As of December 31, 2015, we had a total of 181 full-time employees, excluding 10 executive officers, at our financial holding company.

The following table sets forth information regarding our employees at both our financial holding company and our subsidiaries as of the dates indicated:

		As of December 31,
		2013	2014	2015
KB Financial Group	Full-time employees (1)	151	168	181
	Contractual employees	—	—	—
	Managerial employees	116	131	144
	Members of Korea Financial Industry Union	—	—	—
Kookmin Bank	Full-time employees (1)	16,617	20,758	19,855
	Contractual employees	5,136	903	1,044
	Managerial employees	11,539	11,561	11,034
	Members of Korea Financial Industry Union	17,123	16,977	16,548
Other subsidiaries	Full-time employees (1)	2,786	3,186	6,658
	Contractual employees	137	355	887
	Managerial employees	1,554	1,765	3,286
	Members of Korea Financial Industry Union	1,509	1,324	4,523

(1)	Excluding executive officers.

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

In June 2009, we established an employee stock ownership plan. All of our employees are eligible to participate in this plan. We are not required to, and do not, make cash contributions to this plan. Members of our employee stock ownership association have pre-emptive rights to acquire up to 20% of our shares issued in public offerings by us pursuant to the Financial Investment Services and Capital Markets Act. In August 2009, we offered to members of our employee stock ownership association 6,000,000 of the 30,000,000 new shares of common stock to be issued in our rights offering to our existing shareholders, and the entire amount was subscribed by members of our employee stock ownership association. The employee stock ownership association held 2,123,752 shares of our common stock as of December 31, 2015.

Employees of Kookmin Bank have been eligible to participate in its employee stock ownership plan, which will be terminated once all of our common stock held by the plan (which the plan received following the transfer of Kookmin Bank shares held by it as a result of the comprehensive stock transfer pursuant to which we were established) have been distributed to the relevant Kookmin Bank employees at the requests of such employees following the expiration of the required holding periods. As of December 31, 2015, Kookmin Bank’s employee stock ownership association held 724,146 shares of our common stock.

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

Item 6.E. Share Ownership

Common Stock

As of March 31, 2016, the persons who are currently our directors or executive officers, as a group, held an aggregate of 19,784 shares of our common stock, representing approximately 0.005% of the issued shares of our common stock as of such date. None of these persons individually held more than 1% of the outstanding shares of our common stock as of such date. The following table presents information regarding our directors and executive officers who beneficially owned our shares as of March 31, 2016.

Name of Executive Officer or Director	Number of Shares of Common Stock
Jong Kyoo Yoon	10,000
Michael Byungnam Lee	1,020
Hong Lee	459
Ok Chan Kim	4,674
Jungsoo Huh	579
Young-Tae Park	450
Kyung Yup Cho	800
Ki Hwan Kim	321
Hong Seob Shin	580
Young Hyuk Jo	1
Dae Myeong Kang	455
Pil Kyu Im	445

Total	19,784

Stock Options

We have not, following our establishment pursuant to a comprehensive stock transfer in September 2008, granted any stock options with respect to our capital stock to our directors, executive officers and employees. Prior to our establishment, Kookmin Bank granted stock options with respect to its common stock to its directors, executive officers and employees. In connection with the comprehensive stock transfer, in September 2008, such stock options with respect to Kookmin Bank common stock were converted into stock options with respect to our common stock. As of March 31, 2016, all of such stock options granted to Kookmin Bank’s directors, executive officers and employees have been exercised and there are no stock options outstanding as of such date. For all of such options granted, upon their exercise, we were required to pay in cash the difference between the exercise price and the market price of our common stock at the date of exercise.

Performance Share Agreements

Pursuant to a stock grant plan we established in 2008, we have entered into performance share agreements with certain of our and our subsidiaries’ directors, executive officers and senior management, pursuant to which we may grant shares of our common stock (or the equivalent monetary amount based on the market value of such shares) within specified periods as long-term incentive performance shares in accordance with pre-determined performance targets. Since January 2010, in accordance with the best practice guidelines for outside directors of banking institutions announced by the Korea Federation of Banks, which have been replaced with the Financial Corporate Governance Code issued by the Financial Services Commission in December 2014, we have not entered into any performance share agreements with our non-executive directors.

Actual disbursements under the performance share agreements with our and our subsidiaries’ directors, executive officers and senior management have generally been in the form of cash disbursements of equivalent monetary amounts based on the market value of our shares.

Item 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Item 7.A.	Major Shareholders

The following table presents information regarding the beneficial ownership of our shares at December 31, 2015 by each person or entity known to us to own beneficially more than 5% of our issued and outstanding shares.

Except as otherwise indicated, each stockholder identified by name has:

•	sole voting and investment power with respect to its shares; and

•	record and beneficial ownership with respect to its shares.

Beneficial Owner	Number of Shares of Common Stock	Percentage of Total Outstanding Shares of Common Stock (%) (1)
Korean National Pension Service	35,534,667	9.20%
JPMorgan Chase Bank, N.A.(2)	31,167,755	8.07%

(1)	Calculated based on 386,351,693 shares of our common stock outstanding as of December 31, 2015.
(2)	As depositary bank.

Other than as set forth above, no other person or entity known by us to be acting in concert, directly or indirectly, jointly or separately, owned 5.0% or more of the issued shares of our common stock or exercised control or could exercise control over us as of December 31, 2015. None of our major stockholders has different voting rights from our other stockholders.

Item 7.B.	Related Party Transactions

As of December 31, 2015, we had an aggregate of ￦2,308 million in loans outstanding to our executive officers and directors and Kookmin Bank’s executive officers and directors. In addition, as of such date, we had loans outstanding to various companies whose directors or executive officers were serving concurrently as our directors or executive officers. See Note 43 of the notes to our consolidated financial statements included elsewhere in this annual report. All of these loans were made in the ordinary course of business, on substantially the same terms, including interest rate and collateral, as those prevailing at the time for comparable transactions with other persons and did not involve more than the normal risk of collectibility or present other unfavorable features.

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

See “Item 18. Financial Statements” and pages F-1 through F-172.

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

In January 2008, the Korea Fair Trade Commission instituted certain amendments to standard loan policy conditions for mortgage loan agreements to require banks to be responsible for the payment of mortgage registration expenses when issuing mortgage loans. Subsequently, the Korea Federation of Banks and 16 banks, including Kookmin Bank, filed a lawsuit against the Korea Fair Trade Commission to prevent the implementation of such amendments. In August 2010, the Supreme Court ruled in favor of the Korea Fair Trade Commission. Since such ruling in August 2010, certain of Kookmin Bank’s customers have filed 133 lawsuits against Kookmin Bank as of March 7, 2016, alleging that it should return the mortgage registration expenses paid by such customers under mortgage loan agreements that did not reflect the amendments instituted by the Korea Fair Trade Commission in January 2008. As of March 7, 2016, 132 such lawsuits had been concluded and one lawsuit was appealed and pending in the appellate court. The aggregate amount of claimed damages in the one remaining lawsuit, as of March 7, 2016, was approximately ￦0.4 billion. Additional lawsuits may be filed against Kookmin Bank with respect to its mortgage loans, and the final outcome of such litigation remains uncertain.

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

In June 2012, Korea Lottery Services Co., Ltd., a lottery system operator in connection with Kookmin Bank’s former lottery operations, filed a lawsuit against Kookmin Bank in the Seoul Central District Court seeking ￦1 billion in damages it allegedly suffered because Kookmin Bank entered into a seven-year service contract with Korea Lottery Services when Kookmin Bank had a five-year lottery operations contract with the Korean government. Kookmin Bank terminated the service contract with Korea Lottery Services upon the expiration of its lottery operations contract with the Korean government, which did not reappoint Kookmin Bank as a lottery operator. In March 2015, Korea Lottery Services increased the amount of damages claimed to ￦108 billion. The Seoul Central District Court dismissed the case in June 2015 and Korea Lottery Services appealed the case to the Seoul High Court, which dismissed the case in February 2016. Korea Lottery Services appealed the case to the Supreme Court of Korea in March 2016, where it is currently pending.

In July 2012, the Korea Fair Trade Commission commenced an investigation into alleged collusion among domestic financial institutions, including banks and securities companies, in setting interest rates applicable to three-month certificates of deposit. Such rates were used as a benchmark for banks’ lending rates until a new benchmark rate for bank lending was introduced in December 2012. In February 2016, the Korea Fair Trade

Commission sent its formal written report of findings to six commercial banks, including Kookmin Bank, and the respondents submitted their response briefs in April 2016. It has been reported that the Korea Fair Trade Commission plans to hold a hearing as early as May 2016 and announce a final decision regarding its investigation thereafter. An adverse decision by the Korea Fair Trade Commission could subject Kookmin Bank to additional claims and actions, including by its lending customers. While Kookmin Bank plans to defend vigorously against the allegations and may seek a review by the Korean courts of any adverse decision by the Korea Fair Trade Commission, the ultimate outcome of such investigation and any subsequent court review remains uncertain and we cannot evaluate the probability of a favorable or unfavorable outcome or estimate the potential loss to us in the event of an unfavorable outcome.

In November 2012, Kookmin Bank filed a lawsuit against the Export-Import Bank of Korea and other creditor financial institutions comprising the creditors’ committee of a Korean shipbuilding company which is a borrower of Kookmin Bank and is currently in workout. Kookmin Bank voted against extending new credit to such borrower and exercised its appraisal rights. Kookmin Bank is seeking ￦103 billion as compensation for damages and payment of the purchase price of debt held by Kookmin Bank. In November 2012, the Export-Import Bank of Korea and other creditor financial institutions of the borrower filed a counter lawsuit against Kookmin Bank seeking ￦46 billion in damages in connection with the borrower’s debt restructuring plan. In August 2014, the Seoul Central District Court ruled partially in favor of Kookmin Bank in its lawsuit against the Export-Import Bank of Korea and other creditor financial institutions of the borrower, but ruled against Kookmin Bank in the counter lawsuit brought against Kookmin Bank. Both cases were appealed to the Seoul High Court, which dismissed the appeals in February 2016. Both cases have been appealed to the Supreme Court of Korea in February 2016, where they are currently pending.

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

In connection with the misappropriation incident, as of December 31, 2015, certain of KB Kookmin Card’s customers had filed a total of 102 lawsuits against KB Kookmin Card with the aggregate amount of claimed damages amounting to approximately ￦52 billion. The final outcome of such lawsuits remains uncertain. In addition, KB Kookmin Card could become subject to additional litigation and may incur significant costs relating to the compensation of customers for losses incurred as a result of the fraudulent use of the misappropriated personal information.

Dividends

Dividends must be approved by the stockholders at the annual general meeting of stockholders. Cash dividends may be paid out of retained earnings that have not been appropriated to statutory reserves. See “Item 10.B. Memorandum and Articles of Association—Description of Capital Stock—Dividends and Other Distributions.”

The table below sets forth, for the periods indicated, the dividend per share of common stock and the total amount of dividends declared and paid by us in respect of the years ended December 31, 2013, 2014 and 2015. The dividends set out for each of the years below were paid within 30 days after our annual stockholders meeting, which is held no later than March of the following year.

Fiscal Year	Dividends per Common Share (1)				Dividends per Preferred Share		Total Amount of Cash Dividends Paid
							(in millions of Won)
2013 (2)	￦	500	US$	0.47	—	—	￦ 193,176
2014 (3)		780		0.72	—	—	301,354
2015 (4)		980		0.84	—	—	378,625

(1)	Won amounts are expressed in U.S. dollars at the noon buying rate in effect at the end of the relevant periods as quoted by the Federal Reserve Bank of New York in the United States.
(2)

On February 7, 2014, our board of directors passed a board resolution recommending a cash dividend of ￦500 per common share (before dividend tax), representing 10.0% of the par value of each share, for the fiscal year ended December 31, 2013. This resolution was approved and ratified by our stockholders on March 28, 2014.

(3)

On February 5, 2015, our board of directors passed a board resolution recommending a cash dividend of ￦780 per common share (before dividend tax), representing 15.6% of the par value of each share, for the fiscal year ended December 31, 2014. This resolution was approved and ratified by our stockholders on March 27, 2015.

(4)

On February 4, 2016, our board of directors passed a board resolution recommending a cash dividend of ￦980 per common share (before dividend tax), representing 19.6% of the par value of each share, for the fiscal year ended December 31, 2015. This resolution was approved and ratified by our stockholders on March 25, 2016.

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

The table below sets forth, for the periods indicated, the high and low closing prices and the average daily volume of trading activity on the KRX KOSPI Market for our common stock, and the high and low closing prices and the average daily volume of trading activity on the New York Stock Exchange for our ADSs.

	KRX KOSPI Market (1)					New York Stock Exchange (2)
	Closing Price Per Common Stock				Average Daily Trading Volume (in thousands of shares)	Closing Price Per ADS				Average Daily Trading Volume (in thousands of shares)
	High		Low			High		Low
2011	￦	62,100	￦	34,600	2,385.3	US$	55.00	US$	29.64	202.3
2012		45,000		33,000	1,342.3		40.63		28.84	150.1
2013		43,950		32,600	1,236.0		41.26		28.85	144.3
2014		43,000		34,200	1,068.9		42.00		32.34	118.2
First Quarter		42,100		35,900	1,215.4		39.33		32.34	143.7
Second Quarter		37,800		34,200	997.0		36.33		33.42	91.8
Third Quarter		43,000		34,650	1,191.1		42.00		34.63	93.1
Fourth Quarter		43,000		36,150	872.1		40.63		32.62	144.9
2015		41,900		33,150	935.9		38.91		27.87	131.8
First Quarter		40,000		35,000	927.1		35.97		31.22	128.1
Second Quarter		41,900		36,150	954.8		38.91		32.64	99.2
Third Quarter		37,850		34,150	997.2		32.81		27.99	154.8
Fourth Quarter		36,950		33,150	864.3		32.70		27.87	148.2
October		36,850		34,250	849.7		32.70		29.51	171.3
November		36,950		34,600	676.7		32.39		29.44	121.7
December		35,600		33,150	1,066.5		30.71		27.87	152.2
2016 (through April 22)		35,900		28,300	1,145.6		31.24		23.23	162.2
First Quarter		32,800		28,300	1,143.2		28.16		23.23	165.2
January		32,650		28,300	899.3		27.28		23.31	203.1
February		31,300		28,400	1,618.8		25.68		23.23	160.8
March		32,800		30,200	975.7		28.16		24.78	136.5
April (through April 22)		35,900		32,150	1,155.3		31.24		27.55	150.5

Source:    Global Stock Information Financial Network and KRX KOSPI Market

(1)	Trading of our common shares on the KRX KOSPI Market commenced on October 10, 2008.
(2)	Trading of our ADSs on the New York Stock Exchange commenced on September 29, 2008. Each ADS represents the right to receive one share.

Item 9.B.	Plan of Distribution

Not applicable.

Item 9.C.	Markets

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

As of December 31, 2015, the aggregate market value of equity securities listed on the KRX KOSPI Market was approximately ￦1,243 trillion. The average daily trading volume of equity securities for 2015 was approximately 455 million shares and the average daily transaction value was ￦5,352 billion.

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

The following table sets out movements in KOSPI:

Year	Opening	High	Low	Closing
1985	139.53	163.37	131.40	163.37
1986	161.40	279.67	153.85	272.61
1987	264.82	525.11	264.82	525.11
1988	532.04	922.56	527.89	907.20
1989	919.61	1,007.77	844.75	909.72
1990	908.59	928.82	566.27	696.11
1991	679.75	763.10	586.51	610.92
1992	624.23	691.48	459.07	678.44
1993	697.41	874.10	605.93	866.18
1994	879.32	1,138.75	855.37	1,027.37
1995	1,013.57	1,016.77	847.09	882.94
1996	888.85	986.84	651.22	651.22
1997	653.79	792.29	350.68	376.31
1998	385.49	579.86	280.00	562.46
1999	587.57	1,028.07	498.42	1,028.07
2000	1,059.04	1,059.04	500.60	504.62
2001	520.95	704.50	468.76	693.70
2002	724.95	937.61	584.04	627.55
2003	635.17	822.16	515.24	810.71
2004	821.26	936.06	719.59	895.92
2005	893.71	1,379.37	870.84	1,379.37
2006	1,389.27	1,464.70	1,203.86	1,434.46
2007	1,435.26	2,064.85	1,355.79	1,897.13
2008	1,853.45	1,888.88	938.75	1,124.47
2009	1,157.40	1,723.17	992.69	1,682.77
2010	1,696.14	2,052.97	1,548.78	2,051.00
2011	2,070.08	2,228.96	1,652.71	1,825.74

Year	Opening	High	Low	Closing
2012	1,826.37	2,049.28	1,769.31	1,997.05
2013	2,031.10	2,059.58	1,780.63	2,011.34
2014	1,967.19	2,082.61	1,886.85	1,915.59
2015	1,926.44	2,173.41	1,829.81	1,961.31
2016 (through April 22)	1,918.76	2,022.10	1,835.28	2,015.49

Source:     The KRX KOSPI Market

Shares are quoted “ex-dividend” on the first trading day of the relevant company’s accounting period. Since the calendar year is the accounting period for the majority of listed companies, this may account for the drop in KOSPI between its closing level at the end of one calendar year and its opening level at the beginning of the following calendar year.

With certain exceptions, principally to take account of a share being quoted “ex-dividend” and “ex-rights,” permitted upward and downward movements in share prices of any category of shares on any day are limited under the rules of the KRX KOSPI Market to 30% of the previous day’s closing price of the shares, rounded down as set out below:

Previous Day’s Closing Price (￦)	Rounded Down to ￦
Less than 1,000	1
1,000 to less than 5,000	5
5,000 to less than 10,000	10
10,000 to less than 50,000	50
50,000 to less than 100,000	100
100,000 to less than 500,000	500
500,000 or more	1,000

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

The following table sets forth the number of companies listed on the KRX KOSPI Market, the corresponding total market capitalization at the end of the periods indicated and the average daily trading volume for those periods:

	Market Capitalization on the Last Day of Each Period					Average Daily Trading Volume, Value
Year	Number of Listed Companies	(Billions of Won)		(Millions of US$) (1)		Thousands of Shares	(Millions of Won)		(Thousands of US$) (1)
1985	342	￦	6,570	US$	7,921	18,925	￦	12,315	US$	14,846
1986	355		11,994		13,439	31,755		32,870		36,830
1987	389		26,172		30,250	20,353		70,185		81,120
1988	502		64,544		81,177	10,367		198,364		249,483
1989	626		95,477		138,997	11,757		280,967		409,037
1990	669		79,020		115,610	10,866		183,692		268,753
1991	686		73,118		101,623	14,022		214,263		297,795
1992	688		84,712		110,691	24,028		308,246		402,779
1993	693		112,665		142,668	35,130		574,048		726,919
1994	699		151,217		185,657	36,862		776,257		953,047
1995	721		141,151		178,266	26,130		487,762		616,016
1996	760		117,370		151,289	26,571		486,834		627,525
1997	776		70,989		82,786	41,525		555,759		648,115
1998	748		137,799		81,297	97,716		660,429		389,634
1999	725		349,504		294,319	278,551		3,481,620		2,931,891
2000	704		188,042		166,703	306,163		2,602,211		2,306,925
2001	689		255,850		200,039	473,241		1,997,420		1,561,705
2002	683		258,681		217,379	857,245		3,041,598		2,308,789
2003	684		355,363		298,123	542,010		2,216,636		1,859,594
2004	683		412,588		398,597	372,895		2,232,108		2,156,418
2005	702		655,075		648,589	467,629		3,157,662		3,126,398
2006	731		704,588		757,621	279,096		3,435,180		3,693,742
2007	745		951,900		1,017,205	363,732		5,539,588		5,919,628
2008	763		592,635		469,600	355,205		5,189,643		4,112,238
2009	770		887,935		763,027	485,657		5,795,426		4,980,172
2010	777		1,141,885		1,009,981	380,859		5,619,768		4,970,607
2011	791		1,041,999		899,438	353,759		6,863,146		5,924,166
2012	784		1,154,294		1,085,638	486,480		4,823,643		4,536,739
2013	777		1,185,974		1,123,879	328,325		3,993,422		3,784,337
2014	773		1,192,253		1,092,918	278,082		3,983,580		3,651,679
2015	770		1,242,832		1,062,922	455,256		5,351,734		4,577,026
2016 (through April 22)	769		1,276,836		1,112,372	361,995		4,586,928		3,996,104

Source:    The KRX KOSPI Market

(1)	Converted at the noon buying rate of the Federal Reserve Bank of New York in effect on the last business day of the period indicated.

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

As of December 31, 2015, our authorized share capital is 1,000,000,000 shares. Pursuant to our articles of incorporation, we are authorized to issue shares with preferred dividend, non-voting shares, class shares with conversion rights, class shares with redemption rights and shares with a combination of all or any of the foregoing characteristics (collectively, “Class Shares”), as well as common shares. Subject to applicable laws and regulations, we are authorized to issue Class Shares up to one-half of all of our issued and outstanding shares.

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

Our articles of incorporation provide that our stockholders may, by special resolution, grant to our and our subsidiaries’ officers, directors and employees stock options exercisable for up to 15% of the total number of our issued and outstanding shares. Our board of directors may also grant stock options to non-director officers and employees exercisable for up to 1% of our issued and outstanding shares, provided that such grant must be approved by a resolution of the subsequent general meeting of stockholders. As of March 31, 2016, none of our officers, directors and employees held options to purchase shares of our common stock. See “Item 6.E. Share Ownership—Stock Options.”

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

United States Taxation

This summary describes certain material U.S. federal income tax consequences for a U.S. holder (as defined below) of acquiring, owning, and disposing of common shares or ADSs. This summary applies to you only if you hold the common shares or ADSs as capital assets for tax purposes. This summary does not apply to you if you are a member of a class of holders subject to special rules, such as:

•	a dealer in securities or currencies;

•	a trader in securities that elects to use a mark-to-market method of accounting for securities holdings;

•	a bank;

•	a life insurance company;

•	a tax-exempt organization;

•	an entity treated as a partnership for U.S. federal income tax purposes or a partner in such partnership;

•	a person that holds common shares or ADSs that are a hedge or that are hedged against interest rate or currency risks;

•	a person that holds common shares or ADSs as part of a straddle or conversion transaction for tax purposes;

•	a person whose functional currency for tax purposes is not the U.S. dollar; or

•	a person that owns or is deemed to own 5% or more of any class of our stock.

This summary is based on the Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations promulgated thereunder, and published rulings and court decisions, all as currently in effect. These laws are subject to change, possibly on a retroactive basis.

This summary does not discuss the application of the Medicare net investment income tax or the alternative minimum tax.

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

Subject to certain exceptions for short-term and hedged positions, the U.S. dollar amount of dividends received by an individual with respect to the ADSs will be subject to taxation at reduced rates if the dividends are “qualified dividends.” Dividends paid on the ADSs will be treated as qualified dividends if (i) the ADSs are readily tradable on an established securities market in the United States and (ii) we were not, in the year prior to the year in which the dividend was paid, and are not, in the year in which the dividend is paid, a passive foreign investment company as defined for U.S. federal income tax purposes (“PFIC”). The ADSs are listed on the New York Stock Exchange, and will qualify as readily tradable on an established securities market in the United States so long as they are so listed. Based on our audited financial statements, we believe that we were not a PFIC in our 2014 or 2015 taxable year. In addition, based on our audited financial statements and current expectations regarding our income, assets and activities, we do not anticipate becoming a PFIC for our 2016 taxable year.

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

The following chart sets out our risk management governance structure as of the date of this annual report:

Risk Management Committee

Our Risk Management Committee is a board-level committee that is responsible for overseeing all risks and advising the board of directors with respect to risk management-related issues. The committee consists of one non-standing director and three non-executive directors (one of whom serves as the chairman of the committee), and its major roles include:

•	establishing risk management strategies in accordance with the directives of the board of directors;

•	determining our target risk appetite;

•	allocating risk capital to each subsidiary and approving our subsidiaries’ risk limits; and

•	reviewing the level of risks we are exposed to and the appropriateness of our risk management policies, systems and operations.

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

Subsidiary Risk Management Committees

Each of our subsidiaries has delegated risk management authority to its Subsidiary Risk Management Committee. Each Subsidiary Risk Management Committee measures and monitors the various risks faced by the relevant subsidiary and reports to that subsidiary’s board of directors regarding decisions that it makes on risk management issues. It also makes certain strategic risk-related decisions regarding the operations of the relevant subsidiary, such as setting total exposure limits, allocating credit risk limits and market risk-related limits and determining which market risk derivatives instruments the subsidiary can trade. The major activities of each Subsidiary Risk Management Committee include:

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

Each Subsidiary Risk Management Committee is comprised of the subsidiary’s chief executive officer and the non-executive directors on its board of directors.

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

Kookmin Bank uses its internally developed credit rating systems to rate potential borrowers. As the characteristics of each customer segment differ, Kookmin Bank uses several credit rating systems for its customers. The nature of the credit rating system used for a particular borrower depends on whether the borrower is an individual, a “small office/home office” customer, a small- and medium-sized enterprise or a large company. For large companies and small- and medium-sized enterprises, Kookmin Bank has 17 credit ratings ranging from AAA to D for risk management purposes. For retail customers, it has 13 credit ratings ranging from grade 1 to grade 13.

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

Retail Loan Approval Process

Mortgage Loans and Secured Retail Loans. Branch staff employees of Kookmin Bank forward loan applications to processing centers and Kookmin Bank’s processing center staff reviews mortgage loans and retail loans secured by real estate or guarantees. However, in the case of loans secured by deposits with Kookmin Bank, its branch staff approves such loans. Kookmin Bank makes lending decisions based on its assessment of the value of the collateral, debt service capability and the borrower’s score generated from its credit scoring systems.

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

With respect to mortgage loans and secured retail loans, Kookmin Bank screens customers based on various items on its checklist that indicate whether the customer may have deteriorating credit using internal information and rating information from credit bureaus. Kookmin Bank also evaluates debt service capability for eligible customers pursuant to certain checklist items, such as profession, annual income, credit card overdue information, transaction history (with both it and other financial institutions) and other relevant credit information.

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

•

Default Signal Check Model. The default signal check model checks factors that have low frequency of occurrence but are highly likely to lead to a default in the event of an occurrence. The results of the default signal check model may be used to cap a borrower’s credit grade.

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

Total Exposure Management

We establish and manage total exposure limits for corporations, chaebols and industries, as well as certain small- and medium-sized enterprises, in order to optimize the use of credit availability and avoid excessive risk concentration. We establish total exposure limits for large corporations to which we have exposures (in the form of securities or loans) of over ￦30 billion, small- and medium-sized enterprises to which we have exposures (in the form of securities or loans) of over ￦20 billion and chaebols designated by the Financial Supervisory Service or by Kookmin Bank, by reviewing factors such as their industry, size, cash flows, financial ratios and credit ratings, while establishing exposure limits for industries by peer group, as defined by us, by reviewing the sales growth rate and risk concentration for each industry. These total exposure limits are set following approval by Kookmin Bank’s Risk Management Council after review by the Credit Risk Management Subcommittee.

Kookmin Bank’s maximum exposure limit is within 25% of its Tier I and Tier II capital for a single chaebol, and within 10% of its Tier I and Tier II capital for an individual large corporation.

We manage and control exposure limits on a daily basis. The principal system that we use for this purpose is the Total Exposure Management System. This system allows us to monitor and control our total exposure to large corporations, chaebols and industries. We monitor our exposure to large corporations to which we have an exposure of ￦30 billion or more, individual corporations to which we have an exposure of more than ￦20 billion, and also our exposure to the 65 chaebols, which comprise the 41 largest chaebols in Korea designated as such by the Financial Supervisory Service based on their outstanding exposures as well as 24 chaebols selected for monitoring by the Senior Executive Vice President of Kookmin Bank’s Risk Management Division. We also monitor our exposure to industries by peer groups. Our Total Exposure Management System integrates all of our credit-related risk including credit extended by our overseas branches and affiliates. The assets subject to the system include all Won-denominated and foreign currency-denominated loans, all assets in trust accounts except specified money trusts, guarantees, trade-related credits, commercial paper, corporate bonds and other securities and derivatives.

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

Kookmin Bank’s Risk Management Council is responsible for interest rate and liquidity risk management for its non-trading activities. The council meets on a regular basis and as required to respond to developments in the market and the economy. Members of the Risk Management Council, acting through Kookmin Bank’s Risk Management Department, review Kookmin Bank’s interest rate and liquidity gap position monthly, as well as the business profile and its impact on asset and liability management.

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

We generally manage our market risk at the portfolio level. To control our exposure to market risk, we use EC limits set by Kookmin Bank’s Risk Management Committee for Kookmin Bank and at the group level within Kookmin Bank, VaR, position and stop loss limits set by Kookmin Bank’s Risk Management Council for Kookmin Bank and at the group level within Kookmin Bank, and VaR, position, stop loss and sensitivity limits (PVBP, Delta, Gamma, Vega) set by Kookmin Bank’s Market Risk Management Subcommittee at the

department level within Kookmin Bank. We prepared our risk control and management guidelines for derivative trading based on the regulations and guidelines promulgated by the Financial Supervisory Service.

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

The following table shows the volume and types of positions held by Kookmin Bank for which the VaR method is used to measure market risk as of December 31, 2013, 2014 and 2015.

	As of December 31,
	2013		2014		2015
	(in millions of Won)
Securities—Bond (1)	￦	6,918,051	￦	7,393,643	￦	6,368,805
Securities—Equity (1)		93,122		60,122		31,397
Spot exchanges (2)		1,569,768		1,192,918		1,276,665
Derivatives (3)		3,465,130		3,808,515		4,416,844

Total	￦	12,046,071	￦	12,455,198	￦	12,093,711

(1)	Represents amounts marked to market and as shown on the balance sheet information that is prepared and submitted to the Financial Supervisory Service for risk management purposes.
(2)

Represents the overall net open currency position in each currency, which is the greater of (i) the sum of the absolute value of all short positions and (ii) the sum of the absolute value of all long positions.

(3)

For over-the-counter derivatives, represents the absolute value of over-the-counter derivatives measured at fair value at year end. For exchange-traded derivatives, includes the amount of deposits and the collateral posted for such derivatives.

The following table shows Kookmin Bank’s ten-day HSVaRs (at a 99% confidence level for a ten-day holding period) as of December 31, 2013, 2014 and 2015 for interest risk, stock price risk and foreign exchange risk relating to its trading activities. The following figures were calculated on a consolidated basis.

	As of December 31,
	2013		2014		2015
	(in billions of Won)
Risk categories:
Interest risk	￦	17.0	￦	10.1	￦	15.8
Stock price risk		1.1		0.9		2.1
Foreign exchange risk		5.3		10.8		21.9
Less: diversification		(7.0)		(8.8)		(16.6)

Diversified VaR for overall trading activities	￦	16.4	￦	13.0	￦	23.2

In 2015, the average, high, low and ending amounts of ten-day HSVaR (at a 99% confidence level for a ten-day holding period) for Kookmin Bank relating to its trading activities were as follows.

	Trading activities VaR for 2015
	Average		Minimum		Maximum		As of December 31, 2015
	(in billions of Won)
Interest risk	￦	18.4	￦	10.0	￦	27.1	￦	15.8
Stock price risk		1.7		0.9		3.9		2.1
Foreign exchange risk		12.4		8.3		21.9		21.9
Less: diversification								(16.6)

Diversified VaR for overall trading activities		23.9		11.7		33.9	￦	23.2

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

The following table shows the volume and types of instruments held by Kookmin Bank for which the standardized method is used to measure its required equity capital as of December 31, 2013, 2014 and 2015.

	As of December 31,
	2013		2014		2015
	(in millions of Won)
30-year government bonds (1)	￦	—	￦	7,913	￦	—
Currency rate swaps and foreign exchange positions (2)		122,537		117,334		—
Options embedded in convertible bonds (3)		2,328		2,383		346

Total	￦	124,865	￦	127,630	￦	346

(1)

Represents amounts marked to market. In the first half of 2015, Kookmin Bank received approval from the Financial Supervisory Service to use its internal VaR model, in lieu of the standardized method, to measure the market risk of 30-year government bonds held by Kookmin Bank.

(2)

Amounts as of December 31, 2013 and 2014 represent the overall net open currency position in each currency held by Kookmin Bank (China) Ltd. and a special purpose vehicle with respect to Kookmin Bank’s covered bond program. The overall net open currency position is the greater of (i) the sum of the absolute value of all short positions and (ii) the sum of the absolute value of all long positions. In the first half of 2015, Kookmin Bank received approval from the Financial Supervisory Service to use its internal VaR model, in lieu of the standardized method, to measure the market risk of positions held by Kookmin Bank (China) Ltd. As of December 31, 2015, Kookmin Bank held no currency rate swaps and foreign exchange positions that required the use of the standardized method to measure Kookmin Bank’s required equity capital.

(3)	Represents the absolute value of over-the-counter derivatives measured at fair value at year end for monitoring purposes.

The following table shows Kookmin Bank’s required equity capital measured using the standardized method as of December 31, 2013, 2014 and 2015.

	As of December 31,
	2013		2014		2015 (1)
	(in millions of Won)
Risk categories:
Interest risk	￦	921	￦	792	￦	34
Stock price risk		2		1,101		118
Foreign exchange risk		9,214		9,387		—

Total	￦	10,137	￦	11,280	￦	152

(1)

In the first half of 2015, Kookmin Bank received approval from the Financial Supervisory Service to use its internal VaR model, in lieu of the standardized method, to measure the market risk of certain instruments held by Kookmin Bank, including 30-year government bonds held by Kookmin Bank, as well as positions held by certain subsidiaries of Kookmin Bank, including Kookmin Bank (China) Ltd.

Back-Testing. We conduct back testing on a daily basis to validate the adequacy of our market risk model. In back testing, we compare both the actual and hypothetical profit and loss with the VaR calculations and analyze any results that fall outside our predetermined confidence interval of 99%. The number of times the actual changes in fair values, earnings or cash flows from the market risk sensitive instruments exceeded the VaR amounts in 2013, 2014 and 2015 was 4, 1 and 6, respectively.

Stress testing. In addition to VaR, which assumes normal market situations, we use stress testing to assess our market risk exposure to abnormal market fluctuations. Abnormal market fluctuations include significant declines in the stock market and significant increases in the general level of interest rates. This is an important way to supplement VaR, as VaR is a statistical expression of possible loss under a given confidence level and holding period. It does not cover potential loss if the market moves in a manner that is outside our normal expectations. Stress testing projects the anticipated change in value of holding positions under certain scenarios assuming that no action is taken during a stress event to change the risk profile of a portfolio. According to Kookmin Bank’s stress testing, we estimate that as of December 31, 2015, Kookmin Bank’s trading portfolio could have lost ￦287 billion for an assumed short-term extreme decline of approximately 25% in the equity market and an approximate 55 basis point increase in the Korean treasury bond rates under an abnormal stress environment.

We monitor the impact of market turmoil or any abnormality by conducting stress tests and confirming that the results are within our market risk limits. If the impact is large, Kookmin Bank’s chief risk officer may request that our portfolio be restructured or other appropriate action be taken.

Interest Risk

Interest risk from trading activities arises mainly from our trading of Won-denominated debt securities. Our trading strategy is to benefit from short-term movements in the prices of debt securities arising from changes in interest rates. As our trading accounts are marked-to-market daily, we manage the interest risk related to our trading accounts using market value-based tools such as VaR and sensitivity analysis. As of December 31, 2015, the VaR of Kookmin Bank’s interest risk from trading was ￦15.8 billion and the weighted average duration, or weighted average maturity, of its debt securities at fair value through profit or loss was approximately 2.2 years.

Foreign Exchange Risk

Foreign exchange risk arises because we have assets and liabilities that are denominated in currencies other than Won, as well as off-balance sheet items such as foreign exchange forwards and currency swaps. Our assets and liabilities denominated in U.S. dollars, Japanese Yen, Euro, Kazakhstan Tenge and Chinese Renminbi have typically accounted for the majority of our foreign currency assets and liabilities.

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

The following table shows Kookmin Bank’s non-consolidated net open positions at the end of 2013, 2014 and 2015. Positive amounts represent long positions and negative amounts represent short positions. The net open positions held by subsidiaries other than Kookmin Bank are not significant.

	As of December 31, (1)
	2013		2014		2015
	(in millions of US$)
Currency:
U.S. dollars	US$	(135.0)	US$	(174.7)	US$	(317.6)
Japanese Yen		(17.3)		(1.8)		(0.2)
Euro		(5.5)		(1.1)		(3.3)
Kazakhstan Tenge		82.5		56.5		29.7
Chinese Renminbi		16.2		30.7		11.3
Others		6.7		3.9		7.8

Total	US$	(52.4)	US$	(86.5)	US$	(272.3)

(1)	Amounts prepared on a non-consolidated basis.

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

As of December 31, 2015, Kookmin Bank’s equity trading position was ￦31 billion.

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

The following table shows Kookmin Bank’s interest rate gap for Won-denominated accounts and foreign currency-denominated accounts as of December 31, 2015.

	As of December 31, 2015
	0-3 Months		3-6 Months		6-12 Months		1-3 Years		Over 3 Years		Total
	(in billions of Won, except percentages)
Won-denominated Interest earning assets:
Loans	￦	72,197	￦	61,310	￦	45,578	￦	8,990	￦	16,611	￦	204,686
Securities		4,189		1,889		4,662		12,575		6,507		29,823
Others		6,681		781		204		331		45		8,043

Total	￦	83,067	￦	63,980	￦	50,445	￦	21,896	￦	23,164	￦	242,552

Interest bearing liabilities:
Deposits	￦	87,102	￦	33,249	￦	49,285	￦	24,023	￦	20,094	￦	213,754
Borrowings		5,511		0		0		0		0		5,511
Others		8,579		1,114		2,820		3,678		3,780		19,970

Total	￦	101,191	￦	34,363	￦	52,105	￦	27,701	￦	23,874	￦	239,235

Sensitivity gap		(18,125)		29,616		(1,660)		(5,805)		(710)		3,317
Cumulative gap		(18,125)		11,492		9,832		4,027		3,317
% of total assets		(7.5)%		4.7%		4.1%		1.7%		1.4%
Foreign currency-denominated Interest earning assets:
Due from banks	￦	1,764	￦	124	￦	423	￦	586	￦	586	￦	3,483
Loans		11,130		2,165		650		52		23		14,020
Securities		276		34		117		605		297		1,328

Total	￦	13,170	￦	2,323	￦	1,190	￦	1,243	￦	906	￦	18,832

Interest bearing liabilities:
Deposits	￦	3,676	￦	2,775	￦	861	￦	407	￦	27	￦	7,745
Borrowings		3,712		1,574		872		103		58		6,319
Others		4,815		88		0		938		586		6,426

Total	￦	12,203	￦	4,436	￦	1,733	￦	1,447	￦	671	￦	20,490

Sensitivity gap		967		(2,113)		(543)		(205)		235		(1,658)
Cumulative gap		967		(1,146)		1,689		(1,893)		(1,658)
% of total assets		5.1%		(6.1)%		(9.0)%		(10.1)%		(8.8)%
Duration Gap Analysis. We also perform duration gap analysis to measure and manage interest rate risk. Duration gap analysis is a more long-term risk indicator than interest rate gap analysis, as interest rate gap analysis focuses more on accounting income as opposed to the market value of the assets and liabilities. We emphasize duration gap analysis because, in the long run, our principal concern with respect to interest rate fluctuations is the net asset value rather than net interest revenue changes. In 2015, our asset and liability duration gap was positive and it moved between (+)0.014 years and (+)0.005 years. Accordingly, our net asset value would have declined between ￦33 billion and ￦13 billion if interest rates had decreased by one percentage point.

For duration gap analysis we use or assume the same maturities for different assets and liabilities that we use or assume for our interest rate gap analysis.

The following table shows Kookmin Bank’s duration gaps and net asset value changes when interest rates decrease by one percentage point as of the specified dates, on a non-consolidated basis.

Won-denominated	Asset Duration	Liability Duration	Duration Gap	Net Asset Value Change
Date	(in years)	(in years)	(in years)	(in billions of Won)
June 30, 2015	0.846	0.877	0.014	￦ (33)
December 31, 2015	0.853	0.889	0.005	(13)

Foreign currency-denominated	Asset Duration	Liability Duration	Duration Gap	Net Asset Value Change
Date	(in years)	(in years)	(in years)	(in billions of Won)
June 30, 2015	0.332	0.316	(0.011)	￦ (1)
December 31, 2015	0.320	0.267	0.033	(5)

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

The following table summarizes Kookmin Bank’s interest rate risk, taking into account asset and liability durations as of December 31, 2015.

	As of December 31, 2015
	3 Months or Less		3-6 Months		6-12 Months		1-3 Years		Over 3 Years		Total
	(in billions of Won, except percentages and maturities in years)
Won-denominated:
Asset position	￦	83,067	￦	63,980	￦	50,445	￦	21,896	￦	23,164	￦	242,552
Liability position		101,191		34,363		52,105		27,701		23,874		239,235
Gap		(18,125)		29,616		(1,660)		(5,805)		(710)		3,317
Average maturity		(0.244)		(0.485)		(0.964)		(2.798)		(5.267)
Interest rate volatility		0.69%		0.69%		0.43%		(0.08)%		(0.26)%
Amount at risk		(1)		85		(1)		9		(8)		85

Foreign currency-denominated:
Asset position	￦	13,170	￦	2,323	￦	1,190	￦	1,243	￦	906	￦	18,832
Liability position		12,203		4,436		1,733		1,447		671		20,490
Gap		967		(2,113)		(543)		(205)		235		(1,658)
Average maturity		(0.248)		(0.493)		(0.963)		(2.743)		(5.002)
Interest rate volatility		(0.21)%		(0.10)%		0.00%		0.35%		0.78%
Amount at risk		(0)		(0)		0		1		8		10

Interest Rate VaR Analysis. Interest rate VaR is the estimated maximum possible loss on net non-trading assets due to unfavorable changes in interest rates. We calculate interest rate VaR based on interest earning assets and interest bearing liabilities, excluding trading positions, at a 99.94% confidence level. In 2012, we changed our method of calculating the interest rate impact from the previous internal simulation method of applying probable interest rate scenarios to a historical simulation method which uses actual historical price, volatility and yield changes in comparison with the current position to generate hypothetical portfolios and calculate a distribution of position and portfolio market value changes. The previous internal simulation method used extreme values in applying hypothetical interest rates to each maturity period, which we believe may result in exaggerated interest rate VaR values. Accordingly, we believe that the change in our interest rate VaR methodology to a historical simulation method will allow us to benefit from more sophisticated risk measurements using practical scenarios. Using the historical simulation method, Kookmin Bank’s interest rate VaR was ￦203 billion as of December 31, 2013, ￦112 billion as of December 31, 2014 and ￦95 billion as of December 31, 2015. See Note 4.4.3 of the notes to our consolidated financial statements included elsewhere in this annual report.

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

We manage liquidity risk within the limits set on Won and foreign currency accounts in accordance with the regulations of the Financial Services Commission. The Financial Services Commission requires Korean banks, including Kookmin Bank, to maintain a liquidity coverage ratio of not less than 85% from January 1, 2016 to

December 31, 2016 (compared to not less than 80% from January 1, 2015 to December 31, 2015), with such minimum liquidity coverage ratio to increase in increments of 5% per annum to 100% by 2019, and a foreign currency liquidity ratio of not less than 85%. The Financial Services Commission defines the liquidity coverage ratio as the ratio of highly liquid assets to total net cash outflows over a one-month period. The highly liquid assets and total net cash outflows included in the calculation of the liquid coverage ratio are determined in accordance with the “Standards for Calculation of Liquidity Coverage Ratio” under the Detailed Regulation on the Supervision of the Banking Business.

Kookmin Bank’s Treasury Department is responsible for daily liquidity management with respect to its Won and foreign currency exposure. It reports monthly plans for funding and operations to the Asset Liability Management Committee of Kookmin Bank, which discusses factors such as interest rate movements and maturity structures of its deposits, loans and securities and establishes strategies with respect to deposit and lending rates.

The following table shows Kookmin Bank’s liquidity coverage ratio and foreign currency liquidity ratio as of December 31, 2015 in accordance with Financial Services Commission regulations:

Liquidity coverage ratio:	1 Month or Less
(in billions of Won, except percentages)
Highly liquid assets (A) (1)	￦ 35,552
Cash outflows (B)	49,570
Cash inflows (C)	16,856
Total net cash outflows (D = B-C)	32,714
Liquidity coverage ratio (A/D)	108.68%
Minimum limit	80%

Foreign currency liquidity ratio:	7 Days or Less		1 Month or Less		3 Months or Less
	(in millions of US$, except percentages)
Foreign currency assets (A)	US$	6,295	US$	12,672	US$	19,574
Foreign currency liabilities (B)		5,460		10,429		16,379
Maturity gap (C)		834		2,243		3,195
Cumulative gap		834		3,078		6,273
Total assets (D)		44,284		44,284		44,284
Liquidity gap ratio (C/D)		1.88%		5.07%		119.51	%(2)
Minimum limits		(3)%		(10)%		85%

(1)	Includes both Won and foreign currency assets.
(2)	Foreign currency liquidity ratio (A/B).

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

We manage our operational risk primarily through Kookmin Bank, our banking subsidiary. Kookmin Bank uses an operational risk management framework meeting the Basel II Advanced Measurement Approach, or AMA, under which Kookmin Bank:

•

calculates its operational risk VaR on a quarterly basis using the “loss distribution approach VaR” and “scenario based VaR” methodology, and monitors operational risk in terms of Key Risk Indicators, or KRIs, using tolerance levels for each indicator;

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

While Kookmin Bank’s Risk Management Department advises relevant business units with respect to the review of and suggested improvements on related operational processes and procedures, each of Kookmin Bank’s relevant business units has primary responsibility for the management of its own operational risk. In addition, the Operational Risk Unit, which is part of Kookmin Bank’s Risk Management Department, monitors bank-wide operational risk. Kookmin Bank also has business line operational risk managers in all of its subsidiaries, departments and branches who periodically conduct CSAs and monitor KRIs. For example, Kookmin Bank has developed KRIs relating to customer data protection, which are applied and monitored at all domestic branches and offices. In addition, in order to strengthen risk management of its overseas operations, Kookmin Bank designates expert auditors for overseas branches and conducts internal audits designed especially to check key risks identified for each overseas branch. Kookmin Bank has also established a risk CSA system for overseas branches, pursuant to which all employees (including locally hired staff) of such branches are required to perform a risk CSA on a quarterly basis. Furthermore, Kookmin Bank regularly monitors operational risks related to new businesses as well as existing operating processes and seeks to develop appropriate new KRIs and risk CSA measures on an ongoing basis. Through such methods, Kookmin Bank is able to ensure proper monitoring and measurement of operational risk in each of its business groups and overseas operations.

Internal Control

To monitor and control operational risks, we maintain a system of comprehensive policies and have put in place a control framework designed to provide a stable and well-managed operational environment throughout our organization. We have in place regular staff rotation and a mandatory leave policy for employees in certain high-risk categories to safeguard against fraud and to check for weaknesses in internal controls. In addition, we maintain an external whistleblower “ombudsman” channel to encourage whistleblowing and voluntary reporting of fraudulent behavior.

Each of our subsidiaries establishes its own internal control system in accordance with the group-level internal control principles. Our Compliance Supporting Department is responsible for monitoring and advising our subsidiaries regarding their internal control systems. Our Audit Committee, which consists of three non-executive directors, is an independent authority that evaluates the effectiveness and efficiency of our group-wide internal control systems and business processes and monitors our subsidiaries’ compliance with such systems and processes, as well as reviews the reliability of our financial statements to secure the transparency and stability of our management (including through the activities of our independent auditors). In particular, we have established group-wide internal guidelines with respect to our subsidiaries’ reporting requirements. Our subsidiaries review their operations and their level of compliance with internal control systems and business processes on a periodic basis and, as part of this process, they are required to report any problems discovered and any remedial actions taken to our chief compliance officer, who is responsible for reporting to our Audit Committee. Based on the results of these reports, or on an ad hoc basis in response to any problem or potential problem that it identifies, the Audit Committee may direct a subsidiary to conduct an audit of its operations or, if it chooses to do so, conduct its own audit of those operations. The Audit Committee interacts on a regular basis with our Audit Department, Compliance Supporting Department and our independent auditors. In carrying out these duties, the Audit Committee ultimately protects our property for the benefit of our shareholders, investors and customers by independently monitoring our management.

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

Kookmin Bank’s audit division consists of two departments, the Audit Department and the Deliberation/Investigation Unit, and they are the execution bodies for its audit committee and support Kookmin Bank’s management objectives by auditing the operations of its branches using a risk analysis system and reviewing the operations of its headquarters and subsidiaries through the use of “risk-based audit” in accordance with the “business measurement process” audit methodology, which requires that its Audit Department evaluate the risk and process of its business units and concentrate their audit capacity with respect to high risk areas.

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

We currently test our disaster recovery systems on a quarterly basis, with the comprehensive testing including our branches and the main IT center’s disaster recovery system. Our disaster recovery capabilities involve a number of operations other than our core banking operations, including credit card and call center transactions. Internally, our System Operations Department monitors all of our computerized network processes and IT systems. This department monitors and reports on any unusual delays or irregularities reported by our branches. In addition, Kookmin Bank’s Information Security Department is responsible for the daily monitoring of its information security system. Our business operations regularly conduct IT security inspections with respect to such operations and have implemented measures to identify and respond collectively to security breach attempts, such as hacking attempts.

In particular, at Kookmin Bank, we have taken steps to establish a comprehensive security system aimed at detecting and responding to internal and external threats to its IT system and have implemented network segregation on the computers of all employees so that Intranet and Extranet functions are segregated. We have endeavored to enhance protection of customer data by using personal identification numbers internally generated and managed by Kookmin Bank in all customer financial transaction, in lieu of the resident registration numbers of its customers, and by amending forms and templates to minimize collection of potentially sensitive customer data. Kookmin Bank’s chief information security officer is responsible for ensuring protection of information assets and technologies and reducing IT risks.

At KB Kookmin Card, we have taken steps to strengthen its information security infrastructure by implementing a solution to prevent attacks on its website and a security system to prevent unauthorized access to local networks and information, as well as an anti-photography system to prevent information leaks via photographs taken with smartphones. As part of strengthening its operational processes and procedures for customer information protection, KB Kookmin Card prohibits use of portable devices within the premises, requires managerial approval for all documents sent externally, including via email, and continuously monitors compliance with data protection policies, including through spot inspection of each department.

In 2009, Kookmin Bank obtained ISO 27001 certification, which relates to information security. In 2011, Kookmin Bank also obtained ISO 20000 certification, which relates to IT service management, and BS 25999 certification, which relates to business continuity management. Kookmin Bank is the first Korean bank to have obtained all three such international certifications. In addition, in 2013, Kookmin Bank obtained ISMS certification, which relates to information security management, and in 2015, we obtained ISMS certification as well.

We implement various year-round education programs and training sessions designed to raise the information security awareness of both management and employees.

Item 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Fees and Charges

Under the terms of the deposit agreement, as a holder of our ADSs, you are required to pay the following service fees to the depositary:

Services	Fees
Issuance of ADSs	Up to $5.00 per 100 ADSs (or portion thereof) issued

Delivery of deposited shares against surrender of ADSs	Up to $5.00 per 100 ADSs (or portion thereof) surrendered

Distribution of cash dividends or other cash distributions	Up to $0.02 per ADS held

Transfer of ADSs, combination and split-up of American depositary receipts or interchange of certificated and uncertificated ADSs	Up to $1.50 per American depositary receipt transferred

Distribution or sale of securities pursuant to stock dividends, free stock distributions, exercise of rights or any other non-cash distributions	A fee equivalent to the fee that would be payable if securities distributed or sold, as the case may be, had been shares and such shares had been deposited for issuance of ADSs

Depositary Services	Up to $0.02 per ADS (or portion thereof) held on the applicable record date(s) established by the depositary

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

Fees and Payments from the Depositary to Us

In 2015, we received the following payments from the depositary:

Reimbursement of listing fees:	$45,000
Reimbursement of SEC filing fees:	$38,517
Reimbursement of expenses related to proxy process (printing, postage and distribution) and ADS holders identification:	$31,632
Reimbursement of legal fees:	$384,978
Reimbursement of expenses related to our investor relations activities (investor conferences and investor relations agency fees, etc.):	$662,157

In addition, as part of its service to us, the depositary waives its fees for the standard costs and operating expenses associated with the administration of the ADS facility.

Item 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

Item 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

Item 15.	CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

We have evaluated, with the participation of our chief executive officer and chief financial officer, the effectiveness of our disclosure controls and procedures as of December 31, 2015. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon our evaluation, our chief executive officer and chief financial officer concluded that our disclosure controls and procedures as of December 31, 2015 were effective to provide reasonable assurance that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the applicable rules and forms, and that it is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding required disclosure.

Management’s Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. Under the supervision and with the participation of our management, including our chief executive officer and chief financial officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control—Integrated Framework 2013 issued by the Committee of Sponsoring Organizations of the Treadway Commission. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS as issued by the IASB. Our internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS as issued by the IASB, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements. Because of its inherent limitations, internal control over financial reporting is not intended to provide absolute assurance that a misstatement of our financial statements would be prevented or detected. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Based on our evaluation, our management concluded that our internal control over financial reporting was effective as of December 31, 2015. The effectiveness of our internal control over financial reporting as of December 31, 2015 has been audited by Samil PricewaterhouseCoopers, an independent registered public accounting firm, as stated in its report included herein which expressed an unqualified opinion on the effectiveness of our internal control over financial reporting as of December 31, 2015.

Attestation Report of the Registered Public Accounting Firm

The attestation report of our independent registered public accounting firm is furnished in Item 18 of this Form 20-F.

Changes in Internal Control Over Financial Reporting

There has been no change in our internal control over financial reporting during 2015 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 16.	[RESERVED]

Item 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Jongsoo Han, our non-executive director and a member of our Audit Committee, qualifies as an “audit committee financial expert” and is independent within the meaning of this Item 16A.

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

Audit and Non-audit Fees

The following table sets forth the fees billed to us by independent registered public accounting firm Samil PricewaterhouseCoopers during the fiscal years ended December 31, 2014 and 2015:

	Year Ended December 31,
	2014		2015
	(in millions of Won)
Audit fees	￦	5,517	￦	5,325
Audit-related fees		—		275
Tax fees		—		—

Total fees	￦	5,517	￦	5,600

Audit fees in the above table are the aggregate fees billed by Samil PricewaterhouseCoopers in connection with:

•	the audits of our annual financial statements and the review of our interim financial statements;

•	the audits of our special purpose entities in connection with the Financial Investment Services and Capital Markets Act; and

•	our financial debenture offering services.

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

NYSE Corporate Governance Standards	KB Financial Group

Director Independence
Listed companies must have a majority of independent directors.	The majority of our board of directors is independent (as defined in accordance with the New York Stock Exchange’s standards), as six out of eight directors are non-executive directors.

Executive Session
Non-management directors must meet in regularly scheduled executive sessions without management. Independent directors should meet alone in an executive session at least once a year.	Our non-executive directors hold executive sessions as needed in accordance with the Regulation of the Board of Directors.

Nomination/Corporate Governance Committee
A nomination/corporate governance committee of independent directors is required. The committee must have a charter that addresses the purpose, responsibilities (including development of corporate governance guidelines) and annual performance evaluation of the committee.

We maintain a Non-executive Director Nominating Committee composed of three non-executive directors and our chief executive officer.

We maintain a Corporate Governance Committee composed of three non-executive directors, one non-standing director and our chief executive officer.

Compensation Committee
A compensation committee of independent directors is required. The committee must have a charter that addresses the purpose, responsibilities and annual performance evaluation of the committee. The charter must be made available on the company’s website. In addition, in accordance with the U.S. Securities and Exchange Commission rules adopted pursuant to Section 952 of the Dodd-Frank Act, the New York	We maintain an Evaluation and Compensation Committee composed of four non-executive directors.

NYSE Corporate Governance Standards	KB Financial Group

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

Audit Committee
Listed companies must have an audit committee that satisfies the independence and other requirements of Rule 10A-3 under the Exchange Act. All members must be independent. The committee must have a charter addressing the committee’s purpose, an annual performance evaluation of the committee, and the duties and responsibilities of the committee. The charter must be made available on the company’s website.	We maintain an Audit Committee composed of three non-executive directors. Accordingly, we are in compliance with Rule 10A-3 under the Exchange Act.

Audit Committee Additional Requirements
Listed companies must have an audit committee that is composed of at least three directors.	Our Audit Committee has three members, as described above.

Shareholder Approval of Equity Compensation Plan
Listed companies must allow its shareholders to exercise their voting rights with respect to any material revision to the company’s equity compensation plan.	We currently have two equity compensation plans: (i) performance share agreements with certain of our directors, executive officers and other senior management and (ii) an employee stock ownership plan, or ESOP. Matters related to the performance share agreements or ESOP are not subject to shareholders’ approval under Korean law.

Our Articles of Incorporation provide that our stockholders may, by special resolution, grant stock options to officers, directors and employees. All material matters related to stock options are provided in our Articles of Incorporation, and any amendments to the Articles of Incorporation are subject to shareholders’ approval.

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

Number	Description
1.1	Articles of Incorporation of KB Financial Group (translation in English).

2.1*	Form of Share Certificate of KB Financial Group’s common stock, par value ￦5,000 per share (translation in English).

2.2**	Form of Fifth Amended and Restated Deposit Agreement among KB Financial Group, JPMorgan Chase Bank, N.A., as depositary, and all owners and holders from time to time of American depositary receipts issued thereunder, evidencing American depositary shares, including the form of American depositary receipt.

8.1***	List of subsidiaries of KB Financial Group.

11.1	Code of Ethics.

12.1	Section 302 certifications.

13.1	Section 906 certifications.

*	Incorporated by reference to the registrant’s filing on Form 20-F (No. 000-53445), filed on June 15, 2009.
**	Incorporated by reference to the registrant’s filing on Form F-6 (No. 333-208008), filed on November 13, 2015.
***	Incorporated by reference to Note 40 of the consolidated financial statements of the registrant included in this annual report.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

KB FINANCIAL GROUP INC.
(Registrant)

/s/ Jong Kyoo Yoon
(Signature)

Jong Kyoo Yoon
Chairman and Chief Executive Officer
(Name and Title)

Date: April 28, 2016

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of KB Financial Group Inc.:

In our opinion, the accompanying consolidated statements of financial position and the related consolidated statements of comprehensive income, of changes in equity and of cash flows present fairly, in all material respects, the financial position of KB Financial Group Inc. (the “Company”) and subsidiaries as of December 31, 2015 and 2014, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2015 in conformity with International Financial Reporting Standards (IFRSs) as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2015, based on criteria established in Internal Control—Integrated Framework 2013 issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying “Management’s Annual Report on Internal Control over Financial Reporting.” Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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

/s/ Samil PricewaterhouseCoopers

Seoul, Korea

April 28, 2016

KB FINANCIAL GROUP INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

AS OF DECEMBER 31, 2014 AND 2015

	Dec. 31 2014		Dec. 31 2015		2015
					Translation into U.S. dollars(Note 3)
	(In millions of Korean won)				(In thousands)
ASSETS
Cash and due from financial institutions	￦	15,423,847	￦	16,316,066	US$	13,954,181
Financial assets at fair value through profit and loss		10,757,910		11,174,064		9,556,526
Derivative financial assets		1,968,190		2,278,112		1,948,337
Loans		231,449,653		245,005,370		209,538,828
Financial investments		34,960,620		39,136,759		33,471,391
Investments in associates		670,332		1,737,840		1,486,273
Property and equipment		3,082,985		3,287,383		2,811,507
Investment property		377,544		211,815		181,153
Intangible assets		488,922		466,828		399,251
Current income tax assets		306,313		18,525		15,843
Deferred income tax assets		15,562		8,373		7,161
Assets held for sale		70,357		48,628		41,589
Other assets		8,783,473		9,375,704		8,018,495

Total assets		308,355,708		329,065,467		281,430,535

LIABILITIES
Financial liabilities at fair value through profit and loss		1,818,968		2,974,604		2,544,006
Derivative financial liabilities		1,797,390		2,325,756		1,989,084
Deposits		211,549,121		224,268,185		191,803,521
Debts		15,864,500		16,240,743		13,889,762
Debentures		29,200,706		32,600,603		27,881,398
Provisions		614,347		607,860		519,867
Net Defined benefit liabilities		75,684		73,197		62,601
Current income tax liabilities		231,907		30,920		26,444
Deferred income tax liabilities		93,211		179,243		153,296
Other liabilities		19,597,202		20,861,634		17,841,740

Total liabilities		280,843,036		300,162,745		256,711,719

TOTAL EQUITY
Capital stock		1,931,758		1,931,758		1,652,120
Capital surplus		15,854,510		15,854,510		13,559,439
Accumulated other comprehensive income		461,679		430,244		367,963
Retained earnings		9,067,145		10,464,109		8,949,343

Equity attributable to shareholders of the company		27,315,092		28,680,621		24,528,865
Non-controlling interests		197,580		222,101		189,951

Total equity		27,512,672		28,902,722		24,718,816

Total liabilities and equity	￦	308,355,708	￦	329,065,467	US$	281,430,535

The accompanying notes are an integral part of these consolidated financial statements.

KB FINANCIAL GROUP INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 and 2015

	2013		2014		2015		2015
							Translation into U.S. dollars (Note 3)
	(In millions of Korean won, except per share amounts)						(In thousands, except per share amounts)
Interest income	￦	12,356,930	￦	11,635,296	￦	10,375,823	US$	8,873,837
Interest expense		(5,834,098)		(5,219,521)		(4,172,624)		(3,568,602)

Net interest income		6,522,832		6,415,775		6,203,199		5,305,235

Fee and commission income		2,657,365		2,666,185		2,971,095		2,541,005
Fee and commission expense		(1,178,126)		(1,283,456)		(1,436,112)		(1,228,223)

Net fee and commission income		1,479,239		1,382,729		1,534,983		1,312,782

Net gains on financial assets/liabilities at fair value through profit or loss		756,822		439,198		359,727		307,654

Net other operating income(expense)		(1,304,765)		(1,040,909)		(715,960)		(612,319)

General and administrative expenses		(3,983,564)		(4,009,694)		(4,523,584)		(3,868,759)

Operating profit before provision for credit losses		3,470,564		3,187,099		2,858,365		2,444,593

Provision for credit losses		(1,443,572)		(1,227,976)		(1,037,231)		(887,083)

Net operating profit		2,026,992		1,959,123		1,821,134		1,557,510

Share of profit(loss) of associates		(199,392)		13,428		203,097		173,697
Net other non-operating income(expense)		(12,309)		(71,126)		140,464		120,131

Net non-operating profit (loss)		(211,701)		(57,698)		343,561		293,828

Profit before income tax		1,815,291		1,901,425		2,164,695		1,851,338

Income tax expense		(540,593)		(486,314)		(437,389)		(374,074)

Profit for the year	￦	1,274,698	￦	1,415,111	￦	1,727,306	US$	1,477,264

(Continued)

KB FINANCIAL GROUP INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 and 2015

	2013		2014		2015		2015
							Translation into U.S. dollars (Note 3)
	(In millions of Korean won, except per share amounts)						(In thousands, except per share amounts)
Remeasurements of net defined benefit liabilities	￦	40,984	￦	(99,594)	￦	(22,906)	US$	(19,590)

Items that will not be reclassified to profit or loss		40,984		(99,594)		(22,906)		(19,590)

Exchange differences on translating foreign operations		(2,298)		17,280		45,143		38,608
Change in value of financial investments		(3,591)		248,880		(28,969)		(24,775)
Shares of other comprehensive income of associates		(9,811)		(32,206)		222		189
Cash flow hedges		1,618		(10,497)		725		620
Losses on hedges of a net investment in a foreign operation		—		—		(25,477)		(21,789)

Items that may be reclassified subsequently to profit or loss		(14,082)		223,457		(8,356)		(7,147)

Other comprehensive income(loss) for the year, net of tax		26,902		123,863		(31,262)		(26,737)

Total comprehensive income for the year		1,301,600		1,538,974		1,696,044		1,450,527

Profit attributable to:
Shareholders of the parent company		1,271,502		1,400,722		1,698,318		1,452,472
Non-controlling interests		3,196		14,389		28,988		24,792

		1,274,698		1,415,111		1,727,306		1,477,264

Total comprehensive income for the year attributable to:
Shareholders of the parent company		1,312,672		1,526,089		1,666,883		1,425,588
Non-controlling interests		(11,072)		12,885		29,161		24,940

	￦	1,301,600	￦	1,538,974	￦	1,696,044	US$	1,450,528

Earnings per share
Basic earnings per share	￦	3,291	￦	3,626	￦	4,396	US$	3.76
Diluted earnings per share		3,277		3,611		4,376		3.74

The accompanying notes are an integral part of these consolidated financial statements.

KB FINANCIAL GROUP INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 and 2015

	Equity attributable to shareholders of the parent company
	Capital Stock		Capital surplus		Accumulated other comprehensive income		Retained earnings		Non-controlling interest		Total equity
	(In millions of Korean won)
Balance at January 1, 2013	￦	1,931,758	￦	15,840,300	￦	295,142	￦	6,501,419	￦	194,522	￦	24,763,141
Changes in accounting policy		—		—		—		318,450		—		318,450

Restated balance		1,931,758		15,840,300		295,142		6,819,869		194,522		25,081,591

Comprehensive income
Profit for the year		—		—		—		1,271,502		3,196		1,274,698
Remeasurements of net defined benefit liabilities		—		—		40,984		—		—		40,984
Exchange differences on translating foreign operations		—		—		(2,372)		—		74		(2,298)
Change in value of financial investments		—		—		10,751		—		(14,342)		(3,591)
Shares of other comprehensive income of associates		—		—		(9,811)		—		—		(9,811)
Cash flow hedges		—		—		1,618		—		—		1,618

Total comprehensive income		—		—		41,170		1,271,502		(11,072)		1,301,600
Transactions with shareholders
Dividends paid to shareholders of the parent company		—		—		—		(231,811)		—		(231,811)
Changes in interest in subsidiaries		—		14,305		—		39		(183,450)		(169,106)

Total transactions with shareholders		—		14,305		—		(231,772)		(183,450)		(400,917)
Balance at December 31, 2013	￦	1,931,758	￦	15,854,605	￦	336,312	￦	7,859,599	￦	—	￦	25,982,274

(Continued)

KB FINANCIAL GROUP INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 and 2015

	Equity attributable to shareholders of the parent company
	Capital Stock		Capital surplus		Accumulated other comprehensive income		Retained earnings		Non-controlling interest		Total equity
	(In millions of Korean won)
Balance at January 1, 2014	￦	1,931,758	￦	15,854,605	￦	336,312	￦	7,859,599	￦	—	￦	25,982,274

Comprehensive income
Profit for the year		—		—		—		1,400,722		14,389		1,415,111
Remeasurements of net defined benefit liabilities		—		—		(98,291)		—		(1,303)		(99,594)
Exchange differences on translating foreign operations		—		—		17,280		—		—		17,280
Change in value of financial investments		—		—		248,843		—		37		248,880
Shares of other comprehensive income of associates		—		—		(32,206)		—		—		(32,206)
Cash flow hedges		—		—		(10,259)		—		(238)		(10,497)

Total comprehensive income		—		—		125,367		1,400,722		12,885		1,538,974
Transactions with shareholders
Dividends paid to shareholders of the parent company		—		—		—		(193,176)		—		(193,176)
Changes in interest in subsidiaries		—		(95)		—		—		184,695		184,600

Total transactions with shareholders		—		(95)		—		(193,176)		184,695		(8,576)
Balance at December 31, 2014	￦	1,931,758	￦	15,854,510	￦	461,679	￦	9,067,145	￦	197,580	￦	27,512,672

(Continued)

KB FINANCIAL GROUP INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 and 2015

	Equity attributable to shareholders of the parent company
	Capital Stock		Capital surplus		Accumulated other comprehensive income		Retained earnings		Non-controlling interest		Total equity
	(In millions of Korean won)
Balance at January 1, 2015	￦	1,931,758	￦	15,854,510	￦	461,679	￦	9,067,145	￦	197,580	￦	27,512,672

Comprehensive income
Profit for the year		—		—		—		1,698,318		28,988		1,727,306
Remeasurements of net defined benefit liabilities		—		—		(23,062)		—		156		(22,906)
Exchange differences on translating foreign operations		—		—		45,143		—		—		45,143
Change in value of financial investments		—		—		(28,862)		—		(107)		(28,969)
Shares of other comprehensive income of associates		—		—		222		—		—		222
Cash flow hedges		—		—		601		—		124		725
Losses on hedges of a net investment in foreign operation		—		—		(25,477)		—		—		(25,477)

Total comprehensive income		—		—		(31,435)		1,698,318		29,161		1,696,044
Transactions with shareholders
Dividends paid to shareholders of the parent company		—		—		—		(301,354)		(4,640)		(305,994)

Total transactions with shareholders		—		—		—		(301,354)		(4,640)		(305,994)
Balance at December 31, 2015	￦	1,931,758	￦	15,854,510	￦	430,244	￦	10,464,109	￦	222,101	￦	28,902,722

(Continued)

KB FINANCIAL GROUP INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 and 2015

	Equity attributable to shareholders of the parent company
	Capital Stock		Capital Surplus		Accumulated other comprehensive income		Retained earnings		Non-controlling Interest		Total equity
	(Translation into U.S. dollars(Note 3))(In thousands)
Balance at January 1, 2015	US$	1,652,120	US$	13,559,439	US$	394,847	US$	7,754,601	US$	168,979	US$	23,529,986

Comprehensive income
Profit for the year		—		—		—		1,452,473		24,792		1,477,264
Remeasurements of net defined benefit liabilities		—		—		(19,724)		—		133		(19,590)
Exchange differences on translating foreign operations		—		—		38,608		—		—		38,608
Change in value of financial investments		—		—		(24,684)		—		(92)		(24,775)
Shares of other comprehensive income of associates		—		—		190		—		—		190
Cash flow hedges		—		—		514		—		107		620
Losses on hedges of a net investment in foreign operation		—		—		(21,789)		—		—		(21,789)

Total comprehensive income		—		—		(26,885)		1,452,473		24,940		1,450,528
Transactions with shareholders
Dividends paid to shareholders of the parent company		—		—		—		(257,731)		(3,969)		(261,699)

Total transactions with shareholders		—		—		—		(257,731)		(3,969)		(261,699)
Balance at December 31, 2015	US$	1,652,120	US$	13,559,439	US$	367,962	US$	8,949,343	US$	189,950	US$	24,718,815

The accompanying notes are an integral part of these consolidated financial statements.

KB FINANCIAL GROUP INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 and 2015

	2013		2014		2015		2015
							Translation into U.S. dollars (Note 3)
	(In millions of Korean won)						(In thousands)
Cash flows from operating activities:
Profit for the year	￦	1,274,698	￦	1,415,111	￦	1,727,306	US$	1,477,264

Adjustment for non-cash items
Net gain on financial assets/liabilities at fair value through profit or loss		(110,425)		(151,483)		(63,319)		(54,153)
Net loss on derivative financial instruments for hedging purposes		48,787		27,088		47,466		40,595
Adjustment of fair value of derivative financial instruments		699		(2,040)		1,771		1,514
Provision for credit loss		1,443,572		1,227,976		1,037,231		887,083
Net loss(gain) on financial investments		(1,191)		109,461		(166,911)		(142,749)
Share of loss (profit) of associates		199,392		(13,428)		(203,097)		(173,697)
Depreciation and amortization expense		286,858		261,197		257,457		220,188
Other net losses on property and equipment/intangible assets		39,777		41,115		9,458		8,089
Share-based payments		17,289		11,422		17,429		14,906
Policy reserve appropriation		761,877		666,155		659,501		564,033
Post-employment benefits		172,579		166,671		187,882		160,685
Net interest expense		314,866		360,500		431,157		368,743
Loss on foreign currency translation		17,082		116,035		228,727		195,617
Net other expense(income)		(24,981)		(17,076)		88,518		75,704

		3,166,181		2,803,593		2,533,270		2,166,558

Changes in operating assets and liabilities
Financial asset at fair value through profit or loss		214,181		(1,364,780)		(418,431)		(357,860)
Derivative financial instruments		116,660		104,333		124,687		106,638
Loans		(7,335,434)		(10,027,349)		(14,847,214)		(12,697,958)
Current income tax assets		(13,940)		40,597		287,788		246,128
Deferred income tax assets		1,349		(140)		9,223		7,888
Other assets		(5,075,338)		427,501		(682,627)		(583,811)
Financial liabilities at fair value through profit or loss		(773,558)		704,389		1,296,333		1,108,678
Deposits		2,584,993		10,668,675		12,602,806		10,778,446
Deferred income tax liabilities		(74,463)		(27,242)		105,752		90,444
Other liabilities		(430,856)		(1,467,942)		(545,262)		(466,331)

		(10,786,406)		(941,958)		(2,066,945)		(1,767,738)

Net cash inflow (outflow) from operating activities	￦	(6,345,527)	￦	3,276,746	￦	2,193,631	US$	1,876,084

(Continued)

KB FINANCIAL GROUP INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 and 2015

	2013		2014		2015		2015
							Translation into U.S. dollars (Note 3)
	(In millions of Korean won)						(In thousands)
Cash flows from investing activities:
Disposal of financial investments	￦	25,655,149	￦	19,632,047	￦	21,648,312	US$	18,514,541
Acquisition of financial investments		(23,020,912)		(19,463,101)		(25,688,235)		(21,969,652)
Disposal of investments in associates		20,554		81,321		40,350		34,509
Acquisition of investments in associates		(23,340)		(17,650)		(904,399)		(773,480)
Disposal of property and equipment		1,070		223		2,951		2,523
Acquisition of property and equipment		(153,469)		(202,007)		(229,210)		(196,030)
Acquisition of investment property		(114,609)		(211,995)		(4,289)		(3,668)
Disposal of intangible assets		5,072		4,590		3,761		3,217
Acquisition of intangible assets		(68,091)		(30,755)		(52,126)		(44,580)
Business combination, net of cash acquired		322,641		(266,899)		—		—
Others		1,554,752		(1,210,071)		107,555		91,986

Net cash inflow (outflow) from investing activities		4,178,817		(1,684,297)		(5,075,330)		(4,340,634)

Cash flows from financing activities:
Net cash flows from derivative financial instrument for hedging purposes		10,977		(204,563)		(61,543)		(52,634)
Net increase (decrease) in debts		(1,990,258)		1,129,837		178,497		152,658
Increase in debentures		10,758,948		43,135,390		80,263,530		68,644,724
Decrease in debentures		(7,924,609)		(43,816,790)		(77,062,704)		(65,907,244)
Increase in other payables from trust accounts		414,279		124,904		242,827		207,676
Dividends paid to shareholders of the parent company		(231,811)		(193,176)		(301,354)		(257,731)
Dividends paid to non-controlling interests		—		—		(4,640)		(3,968)
Changes in interest in subsidiaries		(168,293)		(95)		—		—
Others		837,906		(930,573)		652		558

Net cash inflow (outflow) from financing activities		1,707,139		(755,066)		3,255,265		2,784,039

Effect of exchange rate changes on cash and cash equivalents		41,452		12,227		65,557		56,067

Net increase (decrease) in cash and cash equivalents		(418,119)		849,610		439,123		375,556
Cash and cash equivalents at the beginning of the year		6,587,305		6,169,186		7,018,796		6,002,768

Cash and cash equivalents at the end of the year	￦	6,169,186	￦	7,018,796	￦	7,457,919	US$	6,378,324

The accompanying notes are an integral part of these consolidated financial statements.

KB FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. The Parent Company

KB Financial Group Inc. (the “Parent Company”) was incorporated on September 29, 2008, under the Financial Holding Companies Act of Korea. KB Financial Group Inc. and its subsidiaries (the “Group”) derive substantially all of their revenue and income from providing a broad range of banking and related financial services to consumers and corporations primarily in Korea and in selected international markets. The Parent Company’s principal business includes ownership and management of subsidiaries and associated companies that are engaged in financial services or activities. In 2011, Kookmin Bank spun off its credit card business segment and established a new separate credit card company, KB Kookmin Card Co., Ltd., and KB Investment & Securities Co., Ltd. merged with KB Futures Co., Ltd. The Group established KB Savings Bank Co., Ltd. in January 2012, acquired Yehansoul Savings Bank Co., Ltd. in September 2013 and KB Savings Bank Co., Ltd. merged with Yehansoul Savings Bank Co., Ltd. in January 2014. In March 2014, the Group

acquired Woori Financial Co., Ltd. and changed the name to KB Capital Co., Ltd. In addition, the Group included LIG Insurance Co., Ltd. as an associate and changed the name to KB Insurance Co., Ltd. in June 2015.

The Parent Company’s capital stock as of December 31, 2015, is ￦1,931,758 million. The Parent Company is authorized to issue up to 1 billion shares. The Parent Company has been listed on the Korea Exchange (“KRX”) since October 10, 2008, and on the New York Stock Exchange (“NYSE”) for its American Depositary Shares (“ADS”) since September 29, 2008. Number of shares authorized on its Articles of Incorporation is 1,000 million.

2. Basis of Preparation

2.1 Application of IFRS

The Group’s consolidated financial statements of the Group have been prepared in accordance with International Financial Reporting Standards (“IFRS”). IFRS are the standards and related interpretations issued by the International Accounting Standards Board (“IASB”).

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

The group has applied the following standards and amendments for the first time for their annual reporting period commencing January 1, 2015

Annual Improvements to IFRSs – 2010-2012 Cycle and 2011 – 2013 Cycle

Amendments to IAS 19, Defined Benefit Plans: Employee Contributions

Annual Improvements to IFRSs 2012-2014 Cycle

Amendments to IAS 1, Disclosure Initiative

New standards and interpretations issued but not effective for the financial year beginning January 1, 2015, and have not been applied in preparing these consolidated financial statement. None of these is expected to have a significant effect on the consolidated financial statements of the Group, except the following set out below:

IFRS 9, ‘Financial instruments’, addresses the classification, measurement and recognition of financial assets and financial liabilities. The complete version of IFRS 9 was issued in July 2014. It replaces the guidance in IAS 39 that relates to the classification and measurement of financial instruments. IFRS 9 retains but simplifies the mixed measurement model and establishes three primary measurement categories for financial assets: amortized cost, fair value through OCI and fair value through P&L. The basis of classification depends on the entity’s business model and the contractual cash flow characteristics of the financial asset. Investments in equity instruments are required to be measured at fair value through profit or loss with the irrevocable option at inception to present changes in fair value in OCI not recycling.

There is now a new expected credit losses (“ECL”) model that replaces the incurred loss impairment model used in IAS 39. Recognition of an allowance for either 12-month or lifetime ECLs is required, depending on whether there has been a significant increase in credit risk since initial recognition. Lifetime ECL are the expected credit losses that result from all possible default events over the expected life of the financial instrument. 12-month ECL are the portion of ECL that result from default events on a financial instrument that are possible within 12 months after the reporting date. When determining whether the risk of default of a financial instrument has increased significantly since initial recognition, reasonable and supportable information that is relevant and available without undue cost or effort shall be considered. This includes both quantitative and qualitative information and analysis, based on historical experience and expert credit assessment and including forward-looking information.

For financial liabilities there were no changes to classification and measurement except for the recognition of changes in own credit risk in other comprehensive income, for liabilities designated at fair value through profit or loss. IFRS 9 relaxes the requirements for hedge effectiveness by replacing the bright line hedge effectiveness tests. It requires an economic relationship between the hedged item and hedging instrument and for the ‘hedged ratio’ to be the same as the one management actually use for risk management purposes. Contemporaneous documentation is still required but is different to that currently prepared under IAS 39. The standard is effective for accounting periods beginning on or after January 1, 2018. Early adoption is permitted. The group is assessing the full impact of IFRS 9.

In October 2015, The Group formed a task force to prepare for the adoption of IFRS 9 and is currently in the transition process that consists of three phases, as follows: Phase 1 (impact analysis), Phase 2 (documenting Group accounting policy, designing and developing system) and Phase 3 (parallel run).

In May 2014, the IASB issued IFRS 15 ‘Revenue from Contracts with Customers’. The original effective date of IFRS 15 has been delayed by one year and the standard is now effective for annual periods beginning on or after January 1, 2018 with early application permitted. IFRS 15 provides a principles-based approach for revenue recognition, and introduces the concept of recognizing revenue for obligations as they are satisfied. The standard should be applied retrospectively, with certain practical expedients available. The group is assessing the impact of IFRS 15.

In January 2016, the IASB issued IFRS 16 ‘Leases’ with an effective date of annual periods beginning on or after January 1, 2019. IFRS 16 results in lessees accounting for most leases within the scope of the standard in a manner similar to the way in which finance leases are currently accounted for under IAS 17 ‘Leases’. Lessees will recognize a ‘right of use’ asset and a corresponding financial liability on the balance sheet. The asset will be amortized over the length of the lease and the financial liability measured at amortized cost. Lessor accounting remains substantially the same as in IAS 17. The group is assessing the impact of IFRS 16.

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

2.4 Significant Estimates

The preparation of consolidated financial statements requires the application of accounting policies, certain critical accounting estimates and assumptions that may have a significant impact on the assets (liabilities) and incomes (expenses). Management’s estimates of outcomes may differ from actual outcomes if management’s estimates and assumptions based on management’s best judgment at the reporting date are different from the actual environment.

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

Uncertainty in estimates and assumptions with significant risk that may result in material adjustment to the consolidated financial statements are as follows:

2.4.1 Income taxes

The Group is operating in numerous countries and the income generated from these operations is subject to income taxes based on tax laws and interpretations of tax authorities in numerous jurisdictions. There are many transactions and calculations for which the ultimate tax determination is uncertain.

If certain portion of the taxable income is not used for investments, increase in wages, or dividends in accordance with the Tax System for Recirculation of Corporate Income, the Group is liable to pay additional income tax calculated based on the tax laws. The new tax system is effective for three years from 2015. Accordingly, the measurement of current and deferred income tax is affected by the tax effects from the new system. As the Group’s income tax is dependent on the investments, increase in wages and dividends, there exists uncertainty with regard to measuring the final tax effects.

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

2.4.4 Net defined benefit liability

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

Under the equity method, investments in associates are initially recognized at cost and the carrying amount is increased or decreased to recognize the Group’s share of the profit or loss of the investee and changes in the investee’s equity after the date of acquisition. The Group’s share of the profit or loss of the investee is recognized in the Group’s profit or loss. Distributions received from an investee reduce the carrying amount of the investment. Profit and loss resulting from ‘upstream’ and ‘downstream’ transactions between the Group and associates are eliminated to the extent at the Group’s interest in associates.

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

3.2 Foreign Currency

3.2.1 Foreign currency transactions and balances

A foreign currency transaction is recorded, on initial recognition in the functional currency, by applying the spot exchange rate between the functional currency and the foreign currency at the date of the transaction. At the end of each reporting period, foreign currency monetary items are translated using the closing rate which is the spot exchange rate at the end of the reporting period. Non-monetary items that are measured at fair value in a foreign currency are translated using the spot exchange rates at the date when the fair value was determined and non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the spot exchange rate at the date of the transaction.

Exchange differences arising on the settlement of monetary items or on translating monetary items at rates different from those at which they were translated on initial recognition during the period or in previous consolidated financial statements are recognized in profit or loss in the period in which they arise, except for exchange differences arising on net investments in a foreign operation and financial liability designated as a hedge of the net investment. When gains or losses on a non-monetary item are recognized in other comprehensive income, any exchange component of those gains or losses are also recognized in other comprehensive income. Conversely, when gains or losses on a non-monetary item are recognized in profit or loss, any exchange component of those gains or losses are also recognized in profit or loss.

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

Any goodwill arising from the acquisition of a foreign operation and any fair value adjustments to the carrying amounts of assets and liabilities arising from the acquisition of that foreign operation are treated as assets and liabilities of the foreign operation. Thus, they are expressed in the functional currency of the foreign operation and are translated into the presentation currency at the closing rate.

On the disposal of a foreign operation, the cumulative amount of the exchange differences relating to that foreign operation, recognized in other comprehensive income and accumulated in the separate component of equity, is reclassified from equity to profit or loss (as a reclassification adjustment) when the gains or losses on disposal are recognized. On the partial disposal of a subsidiary that includes a foreign operation, the Group redistributes the proportionate share of the cumulative amount of the exchange differences recognized in other comprehensive income to the non-controlling interests in that foreign operation. In any other partial disposal of a foreign operation, the Group reclassifies to profit or loss only the proportionate share of the cumulative amount of the exchange differences recognized in other comprehensive income.

3.3 Recognition and Measurement of Financial Instruments

3.3.1 Initial recognition

The Group recognizes a financial asset or a financial liability in its statement of financial position when the Group becomes a party to the contractual provisions of the instrument. A regular way purchase or sale of financial assets (a purchase or sale of a financial asset under a contract whose terms require delivery of the financial instruments within the time frame established generally by market regulation or practice) is recognized and derecognized using trade date accounting.

The Group classifies financial assets as financial assets at fair value through profit or loss, held-to-maturity financial assets, available-for-sale financial assets, or loans and receivables, or other financial assets. The Group classifies financial liabilities as financial liabilities at fair value through profit or loss, or other financial liabilities. The classification depends on the nature and holding purpose of the financial instrument at initial recognition in the consolidated financial statements.

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

The Group uses valuation models that are commonly used by market participants and customized for the Group to determine fair values of common over-the-counter (OTC) derivatives such as options, interest rate swaps and currency swaps which are based on the inputs observable in markets. For more complex instruments, the Group uses internally developed models, which are usually based on valuation methods and techniques generally used within the industry, or a value measured by an independent external valuation institution as the fair values if all or some of the inputs to the valuation models are not market observable and therefore it is necessary to estimate fair value based on certain assumptions.

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

If the valuation technique does not reflect all factors which market participants would consider in setting a price, the fair value is adjusted to reflect those factors. Those factors include counterparty credit risk, bid-ask spread, liquidity risk and others.

The chosen valuation technique makes maximum use of market inputs and relies as little as possible on entity-specific inputs. It incorporates all factors that market participants would consider in setting a price and is consistent with economic methodologies applied for pricing financial instruments. Periodically, the Group calibrates the valuation technique and tests its validity using prices of observable current market transactions of the same instrument or based on other relevant observable market data.

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

However, interest income measured using the effective interest method is recognized in current profit or loss, and dividends of financial assets classified as available-for-sale are recognized when the right to receive payment is established.

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

In addition to the types of events in the preceding paragraphs, objective evidence of impairment for an investment in an equity instrument classified as an available-for-sale financial asset includes a significant or prolonged decline in the fair value below its cost. The Group considers the decline in the fair value of over 30% against the original cost as a “significant decline”. A decline is considered as prolonged if the period, in which the fair value of the financial asset has been below its original cost at initial recognition, is same as or more than six months.

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

The Group first assesses whether objective evidence of impairment exists individually for financial assets that are individually significant (individual assessment of impairment).

Financial assets that are not individually significant assess objective evidence of impairment individually or collectively. If the Group determines that no objective evidence of impairment exists for an individually assessed financial asset, whether significant or not, it includes the asset in a group of financial assets with similar credit risk characteristics and collectively assesses them for impairment (collective assessment of impairment).

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

Impairment loss on loans reduces the carrying amount of the asset through use of an allowance account, and when a loan becomes uncollectible, it is written off against the related allowance account. If, in a subsequent period, the amount of the impairment loss decreases and is objectively related to the subsequent event after recognition of impairment, the previously recognized impairment loss is reversed by adjusting the allowance account. The amount of the reversal is recognized in profit or loss.

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

In the case of a financial asset classified as held to maturity, if, in a subsequent period, the amount of the impairment loss decreases and it is objectively related to an event occurring after the impairment is recognized, a portion of the previously recognized impairment loss is reversed up to but not exceeding the extent of amortized cost at the date of recovery. The amount of reversal is recognized in profit or loss as part of other operating income and expenses in the statement of comprehensive income.

3.7 Derivative Financial Instruments

The Group enters into numerous derivative financial instrument contracts such as currency forwards, interest rate swaps, currency swaps and others for trading purposes or to manage its exposures to fluctuations in interest rates and currency exchange, amongst others. These derivative financial instruments are presented as derivative financial instruments within the consolidated financial statements irrespective of transaction purpose and subsequent measurement requirement.

The Group designates certain derivatives as hedging instruments to hedge the risk of changes in fair value of a recognized asset or liability or of an unrecognized firm commitment (fair value hedge) and the risk of changes in cash flow (cash flow hedge). The Group designates non-derivatives as hedging instruments to hedge the risk of foreign exchange of a net investment in a foreign operation (hedge of net investment).

At the inception of the hedge, there is formal designation and documentation of the hedging relationship and the Group’s risk management objective and strategy for undertaking the hedge. That documentation includes identification of the hedging instrument, the hedged item or transaction, the nature of the risk being hedged and how the entity will assess the hedging instrument’s effectiveness in offsetting the exposure to changes in the hedged item’s fair value attributable to the hedged risk.

3.7.1 Derivative financial instruments held for trading

All derivative financial instruments, except for derivatives that are designated and qualify for hedge accounting, are measured at fair value. Gains or losses arising from a change in fair value are recognized in profit or loss as part of net gains or losses on financial instruments at fair value through profit or loss.

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

3.7.4 Hedge of net investment

If financial liabilities qualify for a net investment hedge, the effective portion of changes in fair value of hedging instrument is recognized in other comprehensive income or loss and the ineffective portion is recognized in profit or loss. The gain or loss on the hedging instrument relating to the effective portion of the hedge that has been recognized in other comprehensive income will be reclassified from other comprehensive income or loss to profit or loss as a reclassification adjustment on the disposal or partial disposal of the foreign operation in accordance with IAS 39, Financial Instruments: Recognition and Measurement.

3.7.5 Embedded derivatives

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

3.7.6 Day one gain and loss

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

Goodwill acquired from business combinations after January 1, 2010, is initially measured as the excess of the aggregate of the consideration transferred, fair value of non-controlling interest and the acquisition-date fair value of the acquirer’s previously held equity interest in the acquiree over the net identifiable assets acquired and liabilities assumed. If this consideration is lower than the fair value of the net assets of the business acquired, the difference is recognized in profit or loss.

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

3.12 Greenhouse Gas Emission Rights and Liabilities

The Group measured at zero the emission rights received free of charge from the government following the Enforcement of Allocation and Trading of Greenhouse Gas Emissions Allowances. Emission rights purchased are measured initially at cost and subsequently carried at their costs less any accumulated impairment losses. Emission liabilities are measured as the sum of the carrying amount of emission allowances held by the Group and best estimate of the expenditure required to settle the obligation for any excess emissions at the end of reporting period. The emission rights and liabilities are classified as ‘intangible assets’ and ‘provisions’, respectively, in the consolidated statement of financial position.

The emission rights held for trading are measured at fair value and the changes in fair value are recognized in profit or loss. The changes in fair value and gain or loss on disposal are classified as non-operating income and expenses.

3.13 Impairment of Non-Financial Assets

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

3.14 Non-Current Assets Held for Sale

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

3.15 Financial Liabilities at Fair Value through Profit or Loss

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

3.16 Insurance Contracts

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

3.16.1 Insurance premiums

The Group recognizes collected premiums as revenue when a due date of collection of premiums from insurance contracts comes and the collected premium which is unmatured at the end of the reporting period is recognized as unearned premium.

3.16.2 Insurance liabilities

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

3.16.3 Liability adequacy test

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

3.16.4 Deferred acquisition costs

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

3.17 Provisions

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

3.18 Financial Guarantee Contracts

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

Financial guarantee contracts are initially recognized at fair value. After initial recognition, financial guarantee contracts are measured at the higher of:

•	The amount determined in accordance with IAS 37, Provisions, Contingent Liabilities and Contingent Assets and

•	The initial amount recognized, less, when appropriate, cumulative amortization recognized in accordance with Korean IAS 18, Revenue

3.19 Equity Instruments issued by the Group

An equity instrument is any contract or agreement that evidences a residual interest in the assets of an entity after deducting all of its liabilities.

3.19.1 Ordinary shares

Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of new shares are deducted, net of tax, from the equity.

3.19.2 Treasury shares

If entities of the Group reacquire the Parent Company’s equity instruments, those instruments (‘treasury shares’) are deducted from equity. No gains or losses are recognized in profit or loss on the purchase, sale, issue or cancellation of own equity instruments.

3.20 Revenue Recognition

3.20.1 Interest income and expense

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

3.20.2 Fee and commission income

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

3.20.3 Dividend income

Dividend income is recognized in profit or loss when the right to receive payment is established. Dividend income from financial assets at fair value through profit or loss and financial investment is recognized in profit or loss as part of net gains on financial assets at fair value through profit or loss and other operating income and expenses, respectively.

3.21 Employee Compensation and Benefits

3.21.1 Post-employment benefits

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

3.21.2 Short-term employee benefits

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

3.21.3 Share-based payment

The Group operates share-based payment arrangements granting awards to directors and employees of the Group. The Group has a choice of whether to settle the awards in cash or by issuing equity instruments of the parent company at the date of settlement.

For a share-based payment transaction in which the terms of the arrangement provide the Group with the choice of whether to settle in cash or by issuing equity instruments, the Group determines that it has a present obligation to settle in cash because the Group has a past practice and a stated policy of settling in cash. Therefore, the Group accounts for the transaction in accordance with the requirements of cash-settled share-based payment transactions.

The Group measures the services acquired and the liability incurred at fair value. Until the liability is settled, the Group remeasures the fair value of the liability at the end of each reporting period and at the date of settlement, with any changes in fair value recognized in profit or loss for the year.

3.21.4 Termination benefits

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

3.22 Income Tax Expenses

Income tax expense (tax income) comprises current tax expense (current tax income) and deferred income tax expense (deferred income tax income). Current and deferred income tax are recognized as income or expense for the period, except to the extent that the tax arises from (a) a transaction or an event which is recognized, in the same or a different period outside profit or loss, either in other comprehensive income or directly in equity and (b) a business combination.

3.22.1 Current income tax

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

3.22.2 Deferred income tax

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

3.22.3 Uncertain tax positions

Uncertain tax positions arise from tax treatments applied by the Group which may be challenged by the tax authorities due to the complexity of the transaction or different interpretation of the tax laws, a claim for rectification brought by the Group, or an appeal for a refund claimed from the tax authorities related to additional assessments. The Group recognizes its uncertain tax positions in the consolidated financial statements based on the guidance in IAS 12. The income tax asset is recognized if a tax refund is probable for taxes paid and levied by the tax authority. However, interest and penalties related to income tax are recognized in accordance with Korean IAS 37.

3.23 Earnings per Share

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

3.24 Operating Segments

Operating segments are components of the Group where separate financial information is available and is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance.

Segment information includes items which are directly attributable and reasonably allocated to the segment.

3.25 United States dollar amounts

The Group operates primarily in Korea and its official accounting records are maintained in Korean won. The U.S. dollar amounts are provided herein as supplementary information solely for the convenience of the reader. Korean won amounts are expressed in U.S. dollars at the rate of ￦1,169.26 to U.S. $1.00, the U.S. Federal Reserve Bank of New York buying exchange rate in effect at noon, December 31, 2015. Such convenience translation into US dollars should not be construed as representations that the Korean won amounts have been, could have been, or could in the future be, converted at this or any other rate of exchange.

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

Risk Management Division

The Risk Management Division is responsible for monitoring and managing the Group’s economic capital limit and managing specific policies, procedures and work processes relating to the Group’s risk management.

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

4.2.2 Credit Risk Management

The Group measures expected losses and economic capital on assets that are subject to credit risk management whether on or off-balance sheet items and uses expected losses and economic capital as a management indicator. The Group manages credit risk by allocating credit risk economic capital limits.

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

4.2.3 Maximum Exposure to Credit Risk

The Group’s maximum exposures of financial instruments, excluding equity securities, to credit risk without consideration of collateral values as of December 31, 2014 and 2015, are as follows:

	2014		2015
	(In millions of Korean won)
Financial assets
Due from financial institutions	￦	12,878,430	￦	13,844,754
Financial assets at fair value through profit or loss
Financial assets held for trading(1)		9,763,553		9,393,203
Financial assets designated at fair value through profit or loss		442,960		943,432
Derivatives		1,968,190		2,278,112
Loans(2)		231,449,653		245,005,370
Financial investments
Available-for-sale financial assets		19,359,822		21,610,663
Held-to-maturity financial assets		12,569,154		14,149,528
Other financial assets(2)		7,559,631		7,907,940

Total financial assets		295,991,393		315,133,002

Off-balance sheet items
Acceptances and guarantees contracts		8,957,888		8,932,463
Financial guarantee contracts		4,459,645		4,021,013
Commitments		96,162,693		97,602,903

Total off-balance sheet items		109,580,226		110,556,379

Total	￦	405,571,619	￦	425,689,381

(1)	Financial instruments indexed to the price of gold amounting to ￦51,345 million and ￦69,060 million as of December 31, 2014 and 2015, respectively, are included.
(2)	Loans and other financial assets are presented net of allowance.

4.2.4 Credit risk of loans

The Group maintains an allowance for loan losses associated with credit risk on loans to manage its credit risk.

The Group recognizes an impairment loss on loans carried at amortized cost when there is any objective indication of impairment. Under IFRS, an impairment loss is based on losses incurred at the end of the reporting year. Therefore, the Group does not recognize losses expected as a result of future events. The Group measures inherent incurred losses on loans and presents them in the consolidated financial statements through the use of an allowance account which is offset against the related loans.

Loans are classified as follows:

	2014
	Retail			Corporate			Credit card			Total
	Amount		%	Amount		%	Amount		%	Amount		%
	(In millions of Korean won)
Neither past due nor impaired	￦	116,956,042	98.04	￦	100,542,430	97.64	￦	11,155,710	95.90	￦	228,654,182	97.76
Past due but not impaired		1,576,365	1.32		331,780	0.32		276,875	2.38		2,185,020	0.93
Impaired		765,751	0.64		2,097,041	2.04		199,711	1.72		3,062,503	1.31

Sub-total		119,298,158	100.00		102,971,251	100.00		11,632,296	100.00		233,901,705	100.00

Allowances(1)		(536,959)	0.45		(1,525,152)	1.48		(389,941)	3.35		(2,452,052)	1.05

Carrying amount	￦	118,761,199		￦	101,446,099		￦	11,242,355		￦	231,449,653

	2015
	Retail			Corporate			Credit card			Total
	Amount		%	Amount		%	Amount		%	Amount		%
	(In millions of Korean won)
Neither past due nor impaired	￦	122,397,940	98.52	￦	108,822,470	97.85	￦	11,640,909	95.92	￦	242,861,319	98.09
Past due but not impaired		1,225,908	0.99		288,053	0.26		216,829	1.79		1,730,790	0.70
Impaired		612,065	0.49		2,105,063	1.89		278,187	2.29		2,995,315	1.21

Sub-total		124,235,913	100.00		111,215,586	100.00		12,135,925	100.00		247,587,424	100.00

Allowances(1)		(491,352)	0.40		(1,692,352)	1.52		(398,350)	3.28		(2,582,054)	1.04

Carrying amount	￦	123,744,561		￦	109,523,234		￦	11,737,575		￦	245,005,370

(1)	Collectively assessed allowances for loans are included as they are not impaired individually.

Credit quality of loans that are neither past due nor impaired are as follows:

	2014
	Retail		Corporate		Credit card		Total
	(In millions of Korean won)
Grade 1	￦	99,314,075	￦	43,166,076	￦	5,705,083	￦	148,185,234
Grade 2		12,557,654		43,913,621		3,788,572		60,259,847
Grade 3		4,057,239		11,014,410		1,342,891		16,414,540
Grade 4		775,407		1,984,073		163,279		2,922,759
Grade 5		251,667		464,250		155,885		871,802

Total	￦	116,956,042	￦	100,542,430	￦	11,155,710	￦	228,654,182

	2015
	Retail		Corporate		Credit card		Total
	(In millions of Korean won)
Grade 1	￦	102,454,299	￦	49,891,311	￦	6,009,760	￦	158,355,370
Grade 2		16,018,879		46,344,267		4,288,164		66,651,310
Grade 3		2,794,511		10,076,423		1,303,101		14,174,035
Grade 4		860,517		1,916,606		32,293		2,809,416
Grade 5		269,734		593,863		7,591		871,188

Total	￦	122,397,940	￦	108,822,470	￦	11,640,909	￦	242,861,319

Credit quality of loans graded according to internal credit ratings are as follows:

	Range of PD (%) (Probability of Default)	Retail	Corporate
Grade 1	0.0 ~ 1.0	1 ~ 5 grade	AAA ~ BBB+
Grade 2	1.0 ~ 5.0	6 ~ 8 grade	BBB ~ BB
Grade 3	5.0 ~ 15.0	9 ~ 10 grade	BB- ~ B
Grade 4	15.0 ~ 30.0	11 grade	B- ~ CCC
Grade 5	30.0 ~	12 grade or under	CC or under

Loans that are past due but not impaired are as follows:

	2014
	1 ~ 29 days		30 ~ 59 days		60 ~ 89 days		90 days or more		Total
	(In millions of Korean won)
Retail	￦	1,271,327	￦	211,857	￦	93,125	￦	56	￦	1,576,365
Corporate		279,413		37,918		14,449		—		331,780
Credit card		201,652		41,428		32,839		956		276,875

Total	￦	1,752,392	￦	291,203	￦	140,413	￦	1,012	￦	2,185,020

	2015
	1 ~ 29 days		30 ~ 59 days		60 ~ 89 days		90 days or more		Total
	(In millions of Korean won)
Retail	￦	982,702	￦	168,391	￦	72,626	￦	2,189	￦	1,225,908
Corporate		218,258		56,531		13,264		—		288,053
Credit card		170,600		32,121		14,099		9		216,829

Total	￦	1,371,560	￦	257,043	￦	99,989	￦	2,198	￦	1,730,790

Impaired loans are as follows:

	2014
	Retail		Corporate		Credit card		Total
	(In millions of Korean won)
Loans	￦	765,751	￦	2,097,041	￦	199,711	￦	3,062,503
Allowances
Individual assessment		—		(827,386)		—		(827,386)
Collective assessment		(287,548)		(212,625)		(129,518)		(629,691)

Total allowances		(287,548)		(1,040,011)		(129,518)		(1,457,077)

Carrying amount	￦	478,203	￦	1,057,030	￦	70,193	￦	1,605,426

	2015
	Retail		Corporate		Credit card		Total
	(In millions of Korean won)
Loans	￦	612,065	￦	2,105,063	￦	278,187	￦	2,995,315
Allowances
Individual assessment		(2)		(1,025,771)		—		(1,025,773)
Collective assessment		(238,011)		(184,803)		(207,321)		(630,135)

Total allowances		(238,013)		(1,210,574)		(207,321)		(1,655,908)

Carrying amount	￦	374,052	￦	894,489	￦	70,866	￦	1,339,407

A quantification of the extent to which collateral and other credit enhancements mitigate credit risk as of December 31, 2014 and 2015, are as follows:

	2014
	Impaired Loans				Non-impaired Loans
	Individual		Collective		Past due		Not past due		Total
	(In millions of Korean won)
Guarantees	￦	19,654	￦	190,491	￦	359,532	￦	37,754,080	￦	38,323,757
Deposits and savings		954		15,466		35,756		2,286,691		2,338,867
Property and equipment		7,772		4,921		2,449		2,769,360		2,784,502
Real estate		270,230		529,446		1,125,065		123,451,062		125,375,803

Total	￦	298,610	￦	740,324	￦	1,522,802	￦	166,261,193	￦	168,822,929

	2015
	Impaired Loans				Non-impaired Loans
	Individual		Collective		Past due		Not past due		Total
	(In millions of Korean won)
Guarantees	￦	26,150	￦	165,024	￦	308,702	￦	45,292,758	￦	45,792,634
Deposits and savings		608		9,986		48,584		2,241,837		2,301,015
Property and equipment		10,191		39,937		41,453		3,894,338		3,985,919
Real estate		270,802		440,710		829,470		129,302,361		130,843,343

Total	￦	307,751	￦	655,657	￦	1,228,209	￦	180,731,294	￦	182,922,911

4.2.5 Credit quality of securities

The financial assets at fair value through profit or loss and financial investments excluding equity securities that are exposed to credit risk are as follows:

	2014		2015
	(In millions of Korean won)
Securities that are neither past due nor impaired	￦	42,077,873	￦	46,022,194
Impaired securities		6,271		5,572

Total	￦	42,084,144	￦	46,027,766

The credit quality of securities, excluding equity securities, that are neither past due nor impaired as of December 31, 2014 and 2015, are as follows:

	2014
	Grade 1		Grade 2		Grade 3		Grade 4		Grade 5		Total
	(In millions of Korean won)
Securities that are neither past due nor impaired
Financial assets held for trading	￦	8,464,038	￦	1,248,170	￦	—	￦	—	￦	—	￦	9,712,208
Financial assets designated at fair value through profit or loss		76,893		366,067		—		—		—		442,960
Available-for-sale financial assets		18,442,055		847,565		63,931		—		—		19,353,551
Held-to-maturity financial assets		12,569,154		—		—		—		—		12,569,154

Total	￦	39,552,140	￦	2,461,802	￦	63,931	￦	—	￦	—	￦	42,077,873

	2015
	Grade 1		Grade 2		Grade 3		Grade 4		Grade 5		Total
	(In millions of Korean won)
Securities that are neither past due nor impaired
Financial assets held for trading	￦	7,833,558	￦	1,481,177	￦	9,408	￦	—	￦	—	￦	9,324,143
Financial assets designated at fair value through profit or loss		701,117		242,315		—		—		—		943,432
Available-for-sale financial assets		20,316,248		1,223,446		65,397		—		—		21,605,091
Held-to-maturity financial assets		14,149,528		—		—		—		—		14,149,528

Total	￦	43,000,451	￦	2,946,938	￦	74,805	￦	—	￦	—	￦	46,022,194

The credit qualities of securities, excluding equity securities, according to the credit ratings by external rating agencies are as follows:

	Domestic			Foreign
Credit quality	KAP	KIS	NICE P&I	S&P	Fitch-IBCA	Moody’s
Grade 1	AA0 to AAA	AA0 to AAA	AA0 to AAA	A- to AAA	A- to AAA	A3 to Aaa
Grade 2	A- to AA-	A- to AA-	A- to AA-	BBB- to BBB+	BBB- to BBB+	Baa3 to Baa1
Grade 3	BBB0 to BBB+	BBB0 to BBB+	BBB0 to BBB+	BB to BB+	BB to BB+	Ba2 to Ba1
Grade 4	BB0 to BBB-	BB0 to BBB-	BB0 to BBB-	B+ to BB-	B+ to BB-	B1 to Ba3
Grade 5	BB- or under	BB- or under	BB- or under	B or under	B or under	B2 or under

Credit qualities of debit securities denominated in Korean won are based on the lowest credit rating by the three domestic credit rating agencies above, and those denominated in foreign currencies are based on the lowest credit rating by the three foreign credit rating agencies above.

4.2.6 Credit risk mitigation of derivative financial instruments

A quantification of the extent to which collateral and other credit enhancements mitigate credit risk of derivative financial instruments as of December 31, 2014 and 2015, are as follows:

	2014		2015
	(In millions of Korean won)
Deposits and savings, securities and others	￦	329,482	￦	424,559

Total	￦	329,482	￦	424,559

4.2.7 Credit risk concentration analysis

The details of the Group’s loans by country as of December 31, 2014 and 2015, are as follows:

	2014
	Retail		Corporate		Credit card		Total		%	Allowances		Carrying amount
	(In millions of Korean won)
Korea	￦	119,248,111	￦	100,878,627	￦	11,629,337	￦	231,756,075	99.08	￦	(2,401,417)	￦	229,354,658
Europe		9		184,307		428		184,744	0.08		(390)		184,354
China		84		764,415		240		764,739	0.33		(15,544)		749,195
Japan		2,581		271,914		263		274,758	0.12		(31,394)		243,364
U.S.		—		698,294		834		699,128	0.30		(631)		698,497
Others		47,373		173,694		1,194		222,261	0.09		(2,676)		219,585

Total	￦	119,298,158	￦	102,971,251	￦	11,632,296	￦	233,901,705	100.00	￦	(2,452,052)	￦	231,449,653

	2015
	Retail		Corporate		Credit card		Total		%	Allowances		Carrying amount
	(In millions of Korean won)
Korea	￦	124,193,500	￦	108,847,327	￦	12,131,934	￦	245,172,761	99.02	￦	(2,539,225)	￦	242,633,536
Europe		1		180,429		250		180,680	0.07		(513)		180,167
China		30		905,693		1,632		907,355	0.37		(17,677)		889,678
Japan		1,737		138,278		282		140,297	0.06		(21,404)		118,893
U.S.		—		925,391		915		926,306	0.37		(1,058)		925,248
Others		40,645		218,468		912		260,025	0.11		(2,177)		257,848

Total	￦	124,235,913	￦	111,215,586	￦	12,135,925	￦	247,587,424	100.00	￦	(2,582,054)	￦	245,005,370

The details of the Group’s corporate loans by industry as of December 31, 2014 and 2015, are as follows:

	2014
	Loans		%	Allowances		Carrying amount
	(In millions of Korean won)
Financial institutions	￦	9,117,333	8.85	￦	(85,507)	￦	9,031,826
Manufacturing		32,694,233	31.75		(524,868)		32,169,365
Service		39,384,520	38.25		(306,588)		39,077,932
Wholesale & Retail		13,286,775	12.90		(152,391)		13,134,384
Construction		3,862,457	3.75		(429,297)		3,433,160
Public sector		755,150	0.73		(6,740)		748,410
Others		3,870,783	3.77		(19,761)		3,851,022

Total	￦	102,971,251	100.00	￦	(1,525,152)	￦	101,446,099

	2015
	Loans		%	Allowances		Carrying amount
	(In millions of Korean won)
Financial institutions	￦	9,069,588	8.15	￦	(17,342)	￦	9,052,246
Manufacturing		35,373,084	31.81		(808,946)		34,564,138
Service		44,371,655	39.90		(353,928)		44,017,727
Wholesale & Retail		13,703,559	12.32		(155,919)		13,547,640
Construction		3,568,970	3.21		(300,513)		3,268,457
Public sector		811,542	0.73		(5,239)		806,303
Others		4,317,188	3.88		(50,465)		4,266,723

Total	￦	111,215,586	100.00	￦	(1,692,352)	￦	109,523,234

The details of the Group’s retail and credit card loans by type as of December 31, 2014 and 2015, are as follows:

	2014
	Loans		%	Allowances		Carrying amount
	(In millions of Korean won)
Housing purpose	￦	52,530,611	40.12	￦	(30,966)	￦	52,499,645
General purpose		66,767,547	50.99		(505,993)		66,261,554
Credit card		11,632,296	8.89		(389,941)		11,242,355

Total	￦	130,930,454	100.00	￦	(926,900)	￦	130,003,554

	2015
	Loans		%	Allowances		Carrying amount
	(In millions of Korean won)
Housing purpose	￦	53,780,078	39.44	￦	(24,628)	￦	53,755,450
General purpose		70,455,835	51.66		(466,724)		69,989,111
Credit card		12,135,925	8.90		(398,350)		11,737,575

Total	￦	136,371,838	100.00	￦	(889,702)	￦	135,482,136

The details of the Group’s securities (excluding equity securities) and derivative financial instruments by industry as of December 31, 2014 and 2015, are as follows:

	2014
	Amount		%
	(In millions of Korean won)
Financial assets held for trading
Government and government funded institutions	￦	4,003,061	41.22
Banking and insurance		4,368,341	44.98
Others		1,340,806	13.80

Sub-total		9,712,208	100.00

Financial assets designated at fair value through profit or loss
Banking and insurance		442,960	100.00

Sub-total		442,960	100.00

Derivative financial assets
Government and government funded institutions		19,732	1.00
Banking and insurance		1,762,160	89.53
Others		186,298	9.47

Sub-total		1,968,190	100.00

Available-for-sale financial assets
Government and government funded institutions		8,274,026	42.74
Banking and insurance		8,192,189	42.32
Others		2,893,607	14.95

Sub-total		19,359,822	100.00

Held-to-maturity financial assets
Government and government funded institutions		10,221,322	81.32
Banking and insurance		1,734,462	13.80
Others		613,370	4.88

Sub-total		12,569,154	100.00

Total	￦	44,052,334

	2015
	Amount		%
	(In millions of Korean won)
Financial assets held for trading
Government and government funded institutions	￦	3,497,273	37.51
Banking and insurance		4,289,872	46.01
Others		1,536,998	16.48

Sub-total		9,324,143	100.00

Financial assets designated at fair value through profit or loss
Banking and insurance		943,432	100.00

Sub-total		943,432	100.00

Derivative financial assets
Government and government funded institutions		56,652	2.49
Banking and insurance		1,950,708	85.63
Others		270,752	11.88

Sub-total		2,278,112	100.00

Available-for-sale financial assets
Government and government funded institutions		6,311,207	29.20
Banking and insurance		12,457,467	57.65
Others		2,841,989	13.15

Sub-total		21,610,663	100.00

Held-to-maturity financial assets
Government and government funded institutions		7,304,689	51.62
Banking and insurance		6,027,712	42.60
Others		817,127	5.78

Sub-total		14,149,528	100.00

Total	￦	48,305,878

The details of the Group’s securities, excluding equity securities, and derivative financial instruments by country, as of December 31, 2014 and 2015, are as follows:

	2014
	Amount		%
	(In millions of Korean won)
Financial assets held for trading
Korea	￦	9,653,123	99.39
Others		59,085	0.61

Sub-total		9,712,208	100.00

Financial assets designated at fair value through profit or loss
Korea		442,960	100.00

Sub-total		442,960	100.00

Derivative financial assets
Korea		791,704	40.22
United States		274,608	13.95
Others		901,878	45.83

Sub-total		1,968,190	100.00

Available-for-sale financial assets
Korea		19,307,222	99.73
United States		4,948	0.03
Others		47,652	0.24

Sub-total		19,359,822	100.00

Held-to-maturity financial assets
Korea		12,569,154	100.00

Sub-total		12,569,154	100.00

Total	￦	44,052,334

	2015
	Amount		%
	(In millions of Korean won)
Financial assets held for trading
Korea	￦	9,292,386	99.66
Others		31,757	0.34

Sub-total		9,324,143	100.00

Financial assets designated at fair value through profit or loss
Korea		542,752	57.53
United States		78,944	8.37
Others		321,736	34.10

Sub-total		943,432	100.00

Derivative financial assets
Korea		1,286,340	56.47
United States		300,257	13.18
Others		691,515	30.35

Sub-total		2,278,112	100.00

Available-for-sale financial assets
Korea		21,217,086	98.18
United States		127,426	0.59
Others		266,151	1.23

Sub-total		21,610,663	100.00

Held-to-maturity financial assets
Korea		13,774,488	97.35
Others		375,040	2.65

Sub-total		14,149,528	100.00

Total	￦	48,305,878

The counterparties to the financial assets under due from financial institutions and financial instruments indexed to the price of gold within financial assets held for trading are in the banking and insurance industries and have high credit ratings.

4.3 Liquidity Risk

4.3.1 Overview of liquidity risk

Liquidity risk is the risk of insolvency or loss due to a disparity between the inflow and outflow of funds, unexpected outflow of funds, and obtaining funds at a high price or disposing of securities at an unfavorable price due to lack of available funds. The Group manages its liquidity risk through analysis of the contractual maturity of interest-bearing assets and liabilities, assets and liabilities related to the other in and outflows, and off-balance sheet items related to in and outflows of currency derivative instruments and others.

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

4.3.2. Liquidity risk management and indicator

The liquidity risk is managed by risk management policy and liquidity risk management guidelines which are applied to the risk management policies and procedures that address all the possible risks that arise from the overall business of the Group.

For the purpose of liquidity management, the liquidity ratio and accumulated liquidity gap ratio on all transactions affecting the in and outflows of funds and transactions of off-balance sheet items are measured, managed and reported to the Risk Planning Council and Risk Management Committee on a regular basis.

4.3.3. Analysis of remaining contractual maturity of financial assets and liabilities

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

The remaining contractual maturity of financial assets and liabilities, excluding derivatives held for cash flow hedging, as of December 31, 2014 and 2015, are as follows:

	2014
	On demand		Up to 1 month		1-3 months		3-12 months		1-5 years		Over 5 years		Total
	(In millions of Korean won)
Financial assets
Cash and due from financial institutions(1)	￦	6,397,552	￦	675,876	￦	544,520	￦	675,266	￦	57,441	￦	—	￦	8,350,655
Financial assets held for trading(2)		10,121,570		—		—		—		—		—		10,121,570
Financial assets designated at fair value through profit or loss(2)		636,340		—		—		—		—		—		636,340
Derivatives held for trading(2)		1,858,637		—		—		—		—		—		1,858,637
Derivatives held for fair value hedging(3)		—		7,742		(1,147)		20,804		77,968		118,804		224,171
Loans		95,437		21,432,048		24,040,500		79,199,603		60,798,143		88,936,816		274,502,547
Available-for-sale financial assets(4)		2,849,188		501,929		1,688,594		5,008,162		12,201,794		1,365,437		23,615,104
Held-to-maturity financial assets		—		276,462		665,030		3,618,565		8,174,038		1,184,433		13,918,528
Other financial assets		159,698		5,341,800		22,324		1,330,773		8,163		8,931		6,871,689

Total	￦	22,118,422	￦	28,235,857	￦	26,959,821	￦	89,853,173	￦	81,317,547	￦	91,614,421	￦	340,099,241

Financial liabilities
Financial liabilities held for trading(2)	￦	836,542	￦	—	￦	—	￦	—	￦	—	￦	—	￦	836,542
Financial liabilities designated at fair value through profit or loss(2)		982,426		—		—		—		—		—		982,426
Derivatives held for trading(2)		1,775,341		—		—		—		—		—		1,775,341
Derivatives held for fair value hedging(3)		—		—		652		146		6,304		(15,580)		(8,478)
Deposits(5)		83,154,750		13,861,281		25,306,312		80,646,054		9,666,892		3,266,842		215,902,131
Debts		943,012		4,058,558		2,078,905		5,200,009		3,611,420		282,484		16,174,388
Debentures		159,620		1,112,986		1,812,861		6,894,122		16,971,344		4,339,194		31,290,127
Other financial liabilities		152,035		7,737,557		23,709		109,784		298,553		559,911		8,881,549

Total	￦	88,003,726	￦	26,770,382	￦	29,222,439	￦	92,850,115	￦	30,554,513	￦	8,432,851	￦	275,834,026

Off- balance sheet items
Commitments(6)	￦	96,162,693	￦	—	￦	—	￦	—	￦	—	￦	—	￦	96,162,693
Financial guarantee contract(7)		4,459,645		—		—		—		—		—		4,459,645

Total	￦	100,622,338	￦	—	￦	—	￦	—	￦	—	￦	—	￦	100,622,338

	2015
	On demand		Up to 1 month		1-3 months		3-12 months		1-5 years		Over 5 years		Total
	(In millions of Korean won)
Financial assets
Cash and due from financial institutions(1)	￦	6,433,873	￦	771,135	￦	926,476	￦	973,720	￦	101,056	￦	—	￦	9,206,260
Financial assets held for trading(2)		10,035,096		—		—		—		—		—		10,035,096
Financial assets designated at fair value through profit or loss(2)		1,138,968		—		—		—		—		—		1,138,968
Derivatives held for trading(2)		2,165,959		—		—		—		—		—		2,165,959
Derivatives held for fair value hedging(3)		—		5,391		18,885		14,358		38,972		111,268		188,874
Loans		55,658		21,389,266		24,657,307		83,314,942		65,396,136		89,038,702		283,852,011
Available-for-sale financial assets(4)		3,106,189		879,570		1,733,861		5,468,592		12,984,938		1,923,776		26,096,926
Held-to-maturity financial assets		—		462,871		1,113,714		2,653,041		8,593,322		3,223,951		16,046,899
Other financial assets		185,712		5,894,880		26,462		1,225,891		10,546		10,055		7,353,546

Total	￦	23,121,455	￦	29,403,113	￦	28,476,705	￦	93,650,544	￦	87,124,970	￦	94,307,752	￦	356,084,539

Financial liabilities
Financial liabilities held for trading(2)	￦	586,923	￦	—	￦	—	￦	—	￦	—	￦	—	￦	586,923
Financial liabilities designated at fair value through profit or loss(2)		2,387,681		—		—		—		—		—		2,387,681
Derivatives held for trading(2)		2,282,781		—		—		—		—		—		2,282,781
Derivatives held for fair value hedging(3)		—		1,981		945		(2,642)		(25,096)		(35,050)		(59,862)
Deposits(5)		100,409,376		14,756,423		25,041,672		73,797,488		10,965,895		3,158,782		228,129,636
Debts		1,249,936		4,017,170		1,911,518		4,827,746		3,912,469		537,209		16,456,048
Debentures		68,852		1,642,335		1,550,322		9,021,561		18,326,885		4,193,841		34,803,796
Other financial liabilities		4,173		8,329,950		25,790		99,180		376,104		743,265		9,578,462

Total	￦	106,989,722	￦	28,747,859	￦	28,530,247	￦	87,743,333	￦	33,556,257	￦	8,598,047	￦	294,165,465

Off- balance sheet items
Commitments(6)	￦	97,602,903	￦	—	￦	—	￦	—	￦	—	￦	—	￦	97,602,903
Financial guarantee contract(7)		4,021,013		—		—		—		—		—		4,021,013

Total	￦	101,623,916	￦	—	￦	—	￦	—	￦	—	￦	—	￦	101,623,916

(1)	The amounts of ￦7,136,623 million and ￦7,127,248 million which are restricted amounts due from the financial institutions as of December 31, 2014 and 2015, respectively, are excluded.
(2)

Financial instruments held for trading, financial instruments designated at fair value through profit or loss and derivatives held for trading are not managed by contractual maturity because they are expected to be traded or redeemed before maturity. Therefore, the carrying amounts of those financial instruments are classified as ‘On demand’ category. However, Kookmin Bank has an obligation to purchase bonds at par value amounting to USD 300 million and to pay deferred amounts of interest if an issuer does not exercise early redemption right at the end of the five-year period from the date of issuance(May 8, 2015), or if the issuer goes bankrupt within five years from the date of issuance. In addition, the issuer has an option to request Kookmin Bank to acquire these bonds either in cash or the issuer’s stocks at the issuer’s choice. These transactions are excluded from the table above.

(3)	Cash flows of derivative instruments held for fair value hedging are shown at net amounts of cash inflows and outflows by remaining contractual maturity.
(4)

Equity investments in financial assets classified as available-for-sale are generally included in the ‘On demand’ category as most are available for sale at anytime. However, in the case of equity investments restricted for sale, they are shown in the period in which the restriction is expected to expire.

(5)	Deposits that are contractually repayable on demand or on short notice are classified under the ‘On demand’ category.
(6)	Commitments are included under the ‘On demand’ category because payments can be required upon request.
(7)	The financial guarantee contracts are included under the ‘On demand’ category as payments can be required upon request.

The contractual cash flows of derivatives held for cash flow hedging as of December 31, 2014 and 2015, are as follows:

	2014
	Up to 1 month		1-3 months		3-12 months		1-5 years		Over 5 years		Total
	(In millions of Korean won)
Net cash flow of net settlement derivatives	￦	(688)	￦	(1,365)	￦	(5,203)	￦	(8,437)	￦	—	￦	(15,693)
Cash flow to be received of total settlement derivatives		171		423		2,531		344,051		—		347,176
Cash flow to be paid of total settlement derivatives		(504)		(1,062)		(5,006)		(343,149)		—		(349,721)

	2015
	Up to 1 month		1-3 months		3-12 months		1-5 years		Over 5 years		Total
	(In millions of Korean won)
Net cash flow of net settlement derivatives	￦	(389)	￦	(1,246)	￦	(4,519)	￦	(7,350)	￦	—	￦	(13,504)
Cash flow to be received of total settlement derivatives		252		722		3,849		358,239		—		363,062
Cash flow to be paid of total settlement derivatives		(504)		(1,135)		(4,934)		(336,576)		—		(343,149)

4.4 Market risk

4.4.1 Overview of market risk

Concept

Market risk is the risk of possible losses which arise from changes in market factors, such as interest rate, stock price, foreign exchange rate and other market factors, and incurred in securities, derivatives and others. The most significant risks associated with trading positions are interest rate risks and currency risks, and other risks include stock price risks. In addition, the Group is exposed to interest rate risks associated with non-trading positions. The Group classifies exposures to market risk into either trading or non-trading positions for managerial purpose.

Risk management

The Group sets economic capital limits for market risk and interest rate risk and monitors the risks to manage the risk of trading and non-trading positions. The Group maintains risk management systems and procedures, such as trading policies and procedures, market risk management guidelines for trading positions and interest rate risk management guidelines for non-trading positions in order to manage market risk efficiently. The procedures mentioned are implemented with approval from the Risk Management Committee and Risk Management Council.

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

The ALCO of Kookmin Bank determines the operational standards of interest and commission, the details of the establishment and prosecution of the Asset Liability Management (ALM) policies and enacts and amends relevant guidelines. The Risk Management Committee and Risk Management Council monitor the establishment and enforcement of ALM risk management policies and enact and amend ALM risk management guidelines. The interest rate risk limit is set based on the future assets/liabilities position and interest rate volatility estimation reflects the annual work plan. The Financial Planning Department and Risk Management Department measures and monitors the interest risk status and limits on a regular basis. The status and limits of interest rate risks, such as interest rate EaR (Earning at Risk), duration gap and interest rate VaR (Value at Risk), are reported to the ALCO and Risk Management Council on a monthly basis and to the Risk Management Committee on a quarterly basis. To ensure adequacy of interest rate and liquidity risk management, the Risk Management Department assigns the limits, monitors and reviews the risk management procedures and tasks conducted by the Financial Planning Department. Also, the Risk Management Department independently reports related information to management.

4.4.2 Trading Position

Definition of a trading position

Trading positions subject to market risk management are defined under the Trading Policy and Guideline, and the basic requirements are as follows:

•	The trading position is not restricted for sale, is measured daily at fair value, and its significant inherent risks are able to be hedged in the market.

•	The criteria for classification as a trading position are clearly defined in the Trading Policy and Guideline, and separately managed by the trading department.

•	The trading position is operated in accordance with the documented trading strategy and managed through position limits.

•	The operating department or professional dealers have an authority to enforce a deal on the trading position within predetermined limits without pre-approval.

•	Group’s risk management.

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

The Group uses an internal model (VaR) to measure general risk, and a standard method to measure each individual risk. When the internal model is not permitted for certain market risk, the Group uses the standard method. Therefore, the market risk VaR may not reflect the market risk of each individual risk and some specific positions.

ii. Back-Testing

Back-testing is conducted on a daily basis to validate the adequacy of the market risk model. In back-testing, the Group compares both the actual and hypothetical profit and loss with the VaR calculations.

iii. Stress Testing

Stress testing is carried out to analyze the impact of abnormal market situations on the trading and available-for-sale portfolio. It reflects changes in interest rates, stock prices, foreign exchange rates, implied volatilities of derivatives and other risk factors that have significant influence on the value of the portfolio. The Group uses historical scenarios and hypothetical scenarios for the analysis of abnormal market situations. Stress testing is performed at least once every quarter.

VaR at a 99% confidence level of interest rate, stock price and foreign exchange rate risk for trading positions with a ten-day holding period by a subsidiary as of December 31, 2014 and 2015, are as follows:

Kookmin Bank

	2014
	Average		Minimum		Maximum		Ending
	(In millions of Korean won)
Interest rate risk	￦	12,938	￦	7,657	￦	19,801	￦	10,148
Stock price risk		1,627		714		3,858		851
Foreign exchange rate risk		12,049		5,070		14,705		10,814
Deduction of diversification effect								(8,809)

Total VaR	￦	15,383	￦	10,089	￦	23,560	￦	13,004

	2015
	Average		Minimum		Maximum		Ending
	(In millions of Korean won)
Interest rate risk	￦	18,403	￦	10,022	￦	27,134	￦	15,788
Stock price risk		1,711		866		3,880		2,040
Foreign exchange rate risk		12,429		8,322		21,935		21,935
Deduction of diversification effect								(16,577)

Total VaR	￦	23,930	￦	11,730	￦	33,885	￦	23,186

KB Investment & Securities Co., Ltd.

	2014
	Average		Minimum		Maximum		Ending
	(In millions of Korean won)
Interest rate risk	￦	1,334	￦	294	￦	2,971	￦	1,874
Stock price risk		1,154		480		3,054		1,414
Foreign exchange rate risk		12		1		125		55
Deduction of diversification effect								(878)

Total VaR	￦	1,773	￦	753	￦	3,098	￦	2,465

	2015
	Average		Minimum		Maximum		Ending
	(In millions of Korean won)
Interest rate risk	￦	2,307	￦	685	￦	6,229	￦	895
Stock price risk		1,632		812		5,739		882
Foreign exchange rate risk		115		1		678		136
Deduction of diversification effect								(609)

Total VaR	￦	3,068	￦	1,304	￦	7,056	￦	1,304

KB Life Insurance Co., Ltd.
	2014
	Average		Minimum		Maximum		Ending
	(In millions of Korean won)
Interest rate risk	￦	121	￦	33	￦	374	￦	33
Deduction of diversification effect								—

Total VaR	￦	121	￦	33	￦	374	￦	33

	2015
	Average		Minimum		Maximum		Ending
	(In millions of Korean won)
Interest rate risk	￦	64	￦	33	￦	127	￦	106
Deduction of diversification effect								—

Total VaR	￦	64	￦	33	￦	127	￦	106

KB Investment Co., Ltd.
	2014
	Average		Minimum		Maximum		Ending
	(In millions of Korean won)
Foreign exchange rate risk	￦	30	￦	18	￦	37	￦	25
Deduction of diversification effect								—

Total VaR	￦	30	￦	18	￦	37	￦	25

	2015
	Average		Minimum		Maximum		Ending
	(In millions of Korean won)
Foreign exchange rate risk	￦	43	￦	24	￦	49	￦	42
Deduction of diversification effect								—

Total VaR	￦	43	￦	24	￦	49	￦	42

Meanwhile, the required equity capital using the standardized method related to the positions which are not measured by VaR as of December 31, 2014 and 2015, is as follows:

Kookmin Bank

	2014		2015
	(In millions of Korean won)
Interest rate risk	￦	792	￦	34
Stock price risk		1,101		118
Foreign exchange rate risk		9,387		—

Total	￦	11,280	￦	152

KB Investment & Securities Co., Ltd.

	2014		2015
	(In millions of Korean won)
Interest rate risk	￦	8,865	￦	12,351
Stock price risk		2,590		1,077

Total	￦	11,455	￦	13,428

KB Investment Co., Ltd.

	2014		2015
	(In millions of Korean won)
Stock price risk	￦	1,979	￦	1,736

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

iii. Foreign exchange rate risk

Foreign exchange rate risk arises from holding assets and liabilities denominated in foreign currency and foreign currency derivatives. Net foreign currency exposure mostly occurs from the foreign assets and liabilities which are denominated in US dollars and Chinese Yuan Renminbi. The Group sets both loss limits and net foreign currency exposure limits and manages comprehensive net foreign exchange exposures which consider both trading and non-trading portfolios.

4.4.3 Non-trading position

Definition of non-trading position

Managed interest rate risk in non-trading position includes on- or off-balance sheet assets, liabilities and derivatives that are sensitive to interest rate, except trading position for market risk. The interest rate sensitive assets and liabilities are interest-bearing assets and liabilities that create interest income and expenses.

Observation method on market risk arising from non-trading position

Interest rate risk occurs due to mismatches on maturities and interest rate reset periods between interest-bearing assets and liabilities. The Group manages the risk through measuring and managing interest rate VaR that are maximum expected decreases in net asset value (NPV) arising from unfavorable changes in market interest rate, and others.

Interest Rate VaR

Interest rate VaR is the maximum possible loss due to interest rate risk under a normal distribution at a 99.94% confidence level. The measurement results of risk as of December 31, 2014 and 2015, are as follows:

	2014		2015
	(In millions of Korean won)
Kookmin Bank	￦	112,500	￦	94,500
KB Kookmin Card Co., Ltd.		55,101		55,304
KB Investment & Securities Co., Ltd.		3,489		11,115
KB Life Insurance Co., Ltd.		103,424		30,964
KB Savings Bank Co., Ltd.		4,649		7,581
KB Capital Co., Ltd.		3,685		5,798

4.4.4 Financial assets and liabilities in foreign currencies

Financial assets and liabilities in foreign currencies as of December 31, 2014 and 2015, are as follows:

	2014
	USD		JPY		EUR		GBP		CNY		Others		Total
	(In millions of Korean won)
Financial Assets
Cash and due from financial institutions	￦	1,554,219	￦	148,923	￦	104,932	￦	10,875	￦	47,653	￦	180,518	￦	2,047,120
Financial assets held for trading		43,753		—		15,333		—		—		—		59,086
Financial assets designated at fair value through profit or loss		11,000		—		—		—		—		—		11,000
Derivatives held for trading		55,895		83		694		—		37		6		56,715
Derivatives held for hedging		5,032		—		—		—		—		—		5,032
Loans		10,753,455		900,972		402,656		6,612		3,492		115,633		12,182,820
Available-for-sale financial assets		798,353		—		—		—		—		1,914		800,267
Other financial assets		1,192,982		61,140		75,970		1,710		46,434		10,212		1,388,448

Total	￦	14,414,689	￦	1,111,118	￦	599,585	￦	19,197	￦	97,616	￦	308,283	￦	16,550,488

Financial liabilities
Derivatives held for trading	￦	86,046	￦	—	￦	921	￦	—	￦	—	￦	47	￦	87,014
Derivatives held for hedging		226		—		—		—		—		—		226
Deposits		4,611,932		389,071		188,431		19,924		21,297		273,357		5,504,012
Debts		6,382,288		258,483		303,866		880		3,577		168,908		7,118,002
Debentures		3,094,159		73,606		26,730		—		—		22,671		3,217,166
Other financial liabilities		1,194,927		76,150		78,093		7,157		46,710		13,043		1,416,080

Total	￦	15,369,578	￦	797,310	￦	598,041	￦	27,961	￦	71,584	￦	478,026	￦	17,342,500

Off-balance sheet items	￦	17,609,054	￦	19,783	￦	6,549	￦	4,704	￦	18,898	￦	78,818	￦	17,737,806

	2015
	USD		JPY		EUR		GBP		CNY		Others		Total
	(In millions of Korean won)
Financial Assets
Cash and due from financial institutions	￦	2,210,147	￦	243,840	￦	123,607	￦	14,891	￦	92,005	￦	215,154	￦	2,899,644
Financial assets held for trading		75,762		—		2,616		—		—		—		78,378
Financial assets designated at fair value through profit or loss		501,978		—		—		—		—		—		501,978
Derivatives held for trading		64,705		87		355		—		—		1,275		66,422
Derivatives held for hedging		8,610		—		—		—		—		—		8,610
Loans		12,875,006		507,615		458,483		19,365		4,329		136,560		14,001,358
Available-for-sale financial assets		1,564,355		60,591		—		—		—		1,392		1,626,338
Held-to-maturity financial assets		375,040		—		—		—		—		—		375,040
Other financial assets		985,459		182,766		216,546		5,381		192,669		145,225		1,728,046

Total	￦	18,661,062	￦	994,899	￦	801,607	￦	39,637	￦	289,003	￦	499,606	￦	21,285,814

Financial liabilities
Financial liabilities designated at fair value through profit or loss	￦	658,010	￦	—	￦	—	￦	—	￦	—	￦	—	￦	658,010
Derivatives held for trading		92,435		—		2,527		—		—		12,597		107,559
Derivatives held for hedging		21,461		—		—		—		—		—		21,461
Deposits		6,397,515		510,174		387,112		22,662		58,802		376,870		7,753,135
Debts		6,650,235		217,887		143,060		7,916		4,511		110,536		7,134,145
Debentures		3,869,711		—		106,284		—		—		157,337		4,133,332
Other financial liabilities		1,701,766		98,431		160,867		10,454		185,653		26,646		2,183,817

Total	￦	19,391,133	￦	826,492	￦	799,850	￦	41,032	￦	248,966	￦	683,986	￦	21,991,459

Off-balance sheet items	￦	15,548,595	￦	17,086	￦	49,053	￦	—	￦	13,957	￦	311,287	￦	15,939,978

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

4.6. Capital Adequacy

The Group complies with the capital adequacy standard established by the Financial Services Commission. The capital adequacy standard is based on Basel III published by Basel Committee on Banking Supervision in Bank of International Settlements in June 2011, and was implemented in Korea in December 2013. The Group is required to maintain a minimum Common Equity Tier 1 ratio of at least 4.5%(2014: 4.0%), a minimum Tier 1 ratio of 6.0%(2014: 5.5%) and a minimum Total Regulatory Capital of 8.0%(2014: 8.0%) as of December 31, 2015.

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

•

Tier 2 Capital: Tier 2 Capital represents the capital that takes the proportionate share of losses in the liquidation of the Group. Tier 2 Capital includes a fund raised by issuing subordinated debentures maturing in not less than five years that meet the criteria for inclusion in Additional Tier 2 capital, and the allowance for loan losses which are accumulated for assets classified as normal or precautionary as a result of classification of asset soundness in accordance with Regulation on Supervision of Financial Holding Companies and others.

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

The Risk Management Council of the Group determines the Group’s risk appetite and allocates economic capital by risk type and subsidiary. Each subsidiary efficiently operates its capital within a range of allocated economic capital. The Risk Management Department of the Group monitors the limit on economic capital and reports the results to management and the Risk Management Council. The Group maintains the adequacy of capital through proactive review and approval of the Risk Management Committee when the economic capital is expected to exceed the limits due to new business or business expansion. The Group and its subsidiaries comply with external capital adequacy requirements as of December 31, 2014 and 2015.

The details of the Group’s capital adequacy calculation in line with Basel III requirements as of December 31, 2014 and 2015, are as follows:

	2014		2015
	(In millions of Korean won)
Equity Capital:	￦	28,347,675	￦	29,140,025
Tier 1 Capital		24,248,598		25,585,979
Common Equity Tier 1 Capital		24,062,475		25,351,910
Additional Tier 1 Capital		186,123		234,069
Tier 2 Capital		4,099,077		3,554,046
Risk-weighted assets:		182,485,957		188,212,825
Equity Capital (%):		15.53		15.48
Tier 1 Capital (%)		13.29		13.59
Common Equity Tier 1 Capital (%)		13.19		13.47

5. Segment Information

5.1 Overall Segment Information and Business Segments

The Group is organized into the following business segments. These business divisions are based on the nature of the products and services provided, the type or class of customer, and the Group’s management organization.

Banking business	Corporate Banking	The activities within this segment include providing credit, deposit products and other related financial services to large, small-and medium-sized enterprises and SOHOs.
	Retail Banking	The activities within this segment include providing credit, deposit products and other related financial services to individuals and households.
	Other Banking services	The activities within this segment include trading activities in securities and derivatives, funding and other supporting activities.
Credit Card business		The activities within this segment include credit sale, cash service, card loan and other supporting activities.
Investment & Securities business		The activities within this segment include investment banking and brokerage services and other supporting activities.
Life Insurance business		The activities within this segment include life insurance and other supporting activities.

Financial information by business segment for the year ended December 31, 2014, is as follows:

	Banking business
	Corporate Banking		Retail Banking		Other Banking Services		Sub-total		Credit Card		Investment & Securities		Life Insurance		Others		Intra-group Adjustments		Total
	(In millions of Korean won)
Operating revenues from external customers	￦	1,710,416	￦	2,211,969	￦	1,480,838	￦	5,403,223	￦	1,280,628	￦	141,355	￦	105,255	￦	266,332	￦	—	￦	7,196,793
Segment operating revenues(expenses)		70,271		(48,256)		211,993		234,008		(223,878)		5,218		(30,498)		166,503		(151,353)		—

Sub-total	￦	1,780,687	￦	2,163,713	￦	1,692,831	￦	5,637,231	￦	1,056,750	￦	146,573	￦	74,757	￦	432,835	￦	(151,353)	￦	7,196,793

Net interest income		2,448,966		2,079,834		442,646		4,971,446		993,806		18,136		227,344		203,443		1,600		6,415,775
Interest income		4,008,584		4,432,760		1,261,283		9,702,627		1,353,704		45,404		227,372		326,366		(20,177)		11,635,296
Interest expense		(1,559,618)		(2,352,926)		(818,637)		(4,731,181)		(359,898)		(27,268)		(28)		(122,923)		21,777		(5,219,521)
Net fee and commission income		237,229		524,784		316,032		1,078,045		95,132		76,268		253		134,154		(1,123)		1,382,729
Fee and commission income		277,196		597,072		397,070		1,271,338		1,408,749		82,531		253		157,924		(254,610)		2,666,185
Fee and commission expense		(39,967)		(72,288)		(81,038)		(193,293)		(1,313,617)		(6,263)		—		(23,770)		253,487		(1,283,456)
Net gains(losses) on financial assets/ liabilities at fair value through profit or loss		179		(20,238)		376,350		356,291		—		46,999		10,338		25,595		(25)		439,198
Net other operating income(loss)		(905,687)		(420,667)		557,803		(768,551)		(32,188)		5,170		(163,178)		69,643		(151,805)		(1,040,909)
General and administrative expenses		(711,029)		(1,695,563)		(966,266)		(3,372,858)		(340,606)		(102,526)		(59,994)		(188,510)		54,800		(4,009,694)
Operating profit before provision for credit losses		1,069,658		468,150		726,565		2,264,373		716,144		44,047		14,763		244,325		(96,553)		3,187,099
Provision(reversal) for credit losses		(566,942)		(304,116)		(16,596)		(887,654)		(277,662)		(4,422)		(1,112)		(57,350)		224		(1,227,976)
Net operating profit		502,716		164,034		709,969		1,376,719		438,482		39,625		13,651		186,975		(96,329)		1,959,123
Share of profit of associates		—		—		17,555		17,555		—		81		—		(13,778)		9,570		13,428
Net other non-operating revenue (expense)		1,242		—		(35,241)		(33,999)		(5,076)		(1,025)		(1,383)		(24,877)		(4,766)		(71,126)
Segment profits before income tax		503,958		164,034		692,283		1,360,275		433,406		38,681		12,268		148,320		(91,525)		1,901,425
Income tax expense		(120,504)		(53,967)		(156,763)		(331,234)		(100,705)		(13,057)		(5,731)		(33,602)		(1,985)		(486,314)
Profit for the year		383,454		110,067		535,520		1,029,041		332,701		25,624		6,537		114,718		(93,510)		1,415,111
Profit attributable to Shareholders of the parent company		383,454		110,067		535,520		1,029,041		332,701		25,624		6,537		100,329		(93,510)		1,400,722
Profit attributable to Non-controlling interests		—		—		—		—		—		—		—		14,389		—		14,389
Total assets(1)		94,313,469		111,074,156		70,066,039		275,453,664		15,886,769		4,131,568		7,680,184		25,965,518		(20,761,995)		308,355,708
Total liabilities(1)		83,780,834		123,792,699		45,939,658		253,513,191		12,406,314		3,554,828		7,096,459		5,347,261		(1,075,017)		280,843,036

Financial information by business segment for the year ended December 31, 2015, is as follows:

	Banking business
	Corporate Banking		Retail Banking		Other Banking Services		Sub-total		Credit Card		Investment & Securities		Life Insurance		Others		Intra-group Adjustments		Total
	(In millions of Korean won)
Operating revenues from external customers	￦	1,667,927	￦	2,115,837	￦	1,614,790	￦	5,398,554	￦	1,310,628	￦	184,880	￦	142,885	￦	345,002	￦	—	￦	7,381,949
Segment operating revenues(expenses)		51,466		—		283,402		334,868		(257,745)		2,758		(34,943)		148,101		(193,039)		—

Sub-total	￦	1,719,393	￦	2,115,837	￦	1,898,192	￦	5,733,422	￦	1,052,883	￦	187,638	￦	107,942	￦	493,103	￦	(193,039)	￦	7,381,949

Net interest income		2,320,217		2,102,326		289,204		4,711,747		979,928		24,260		236,027		250,499		738		6,203,199
Interest income		3,513,603		3,858,102		1,016,677		8,388,382		1,305,800		49,630		236,032		413,746		(17,767)		10,375,823
Interest expense		(1,193,386)		(1,755,776)		(727,473)		(3,676,635)		(325,872)		(25,370)		(5)		(163,247)		18,505		(4,172,624)
Net fee and commission income		232,708		569,832		353,833		1,156,373		108,865		97,996		162		168,928		2,659		1,534,983
Fee and commission income		296,498		671,184		404,372		1,372,054		1,582,903		105,900		162		197,109		(287,033)		2,971,095
Fee and commission expense		(63,790)		(101,352)		(50,539)		(215,681)		(1,474,038)		(7,904)		—		(28,181)		289,692		(1,436,112)
Net gains(losses) on financial assets/ liabilities at fair value through profit or loss		37		—		286,991		287,028		—		51,184		8,321		14,852		(1,658)		359,727
Net other operating income(loss)		(833,569)		(556,321)		968,164		(421,726)		(35,910)		14,198		(136,568)		58,824		(194,778)		(715,960)
General and administrative expenses		(847,029)		(2,004,800)		(959,992)		(3,811,821)		(332,700)		(119,496)		(79,074)		(227,446)		46,953		(4,523,584)
Operating profit before provision for credit losses		872,364		111,037		938,200		1,921,601		720,183		68,142		28,868		265,657		(146,086)		2,858,365
Provision(reversal) for credit losses		(715,926)		(80,213)		54,519		(741,620)		(245,790)		(4,992)		(10,159)		(34,507)		(163)		(1,037,231)

Net operating profit		156,438		30,824		992,719		1,179,981		474,393		63,150		18,709		231,150		(146,249)		1,821,134
Share of profit of associates		—		—		7,812		7,812		—		93		—		195,192		—		203,097
Net other non-operating revenue (expense)		1,317		—		192,119		193,436		(12,141)		(614)		(208)		(35,286)		(4,723)		140,464
Segment profits before income tax		157,755		30,824		1,192,650		1,381,229		462,252		62,629		18,501		391,056		(150,972)		2,164,695
Income tax expense		(38,973)		(7,460)		(227,558)		(273,991)		(107,232)		(15,511)		(7,938)		(37,452)		4,735		(437,389)
Profit for the year		118,782		23,364		965,092		1,107,238		355,020		47,118		10,563		353,604		(146,237)		1,727,306
Profit attributable to Shareholders of the parent company		118,782		23,364		965,092		1,107,238		355,020		47,118		10,563		324,616		(146,237)		1,698,318
Profit attributable to Non-controlling interests		—		—		—		—		—		—		—		28,988		—		28,988
Total assets(1)		103,042,327		114,849,508		72,386,072		290,277,907		16,141,810		6,118,251		8,516,783		28,527,698		(20,516,982)		329,065,467
Total liabilities(1)		89,293,741		130,631,229		47,605,726		267,530,696		12,307,827		5,495,285		7,933,950		7,733,168		(838,181)		300,162,745

(1)	Amounts before intra-group transaction adjustment.

5.2 Services and Geographical Segments

5.2.1 Services information

Operating revenues from external customers by services for the years ended December 31, 2013, 2014 and 2015, are as follows:

	2013		2014		2015
	(In millions of Korean won)
Banking service	￦	5,672,100	￦	5,403,223	￦	5,398,554
Credit card service		1,420,937		1,280,628		1,310,628
Investment & securities service		115,054		141,355		184,880
Life insurance service		102,226		105,255		142,885
Other service		143,811		266,332		345,002

Total	￦	7,454,128	￦	7,196,793	￦	7,381,949

5.2.2 Geographical information

Geographical operating revenues from external customers for the years ended December 31, 2013, 2014 and 2015, and major non-current assets as of December 31, 2013, 2014 and 2015, are as follows:

	2013				2014				2015
	Revenues from external customers		Major non-current assets		Revenues from external customers		Major non-current assets		Revenues from external customers		Major non-current assets
	(In millions of Korean won)
Domestic	￦	7,399,906	￦	3,600,424	￦	7,093,068	￦	3,807,792	￦	7,305,697	￦	3,821,634
United States		12,730		21		11,655		256		11,847		276
New Zealand		8,581		20		6,684		193		5,143		209
China		32,190		10,488		46,892		7,518		30,590		6,949
Japan		(17,182)		1,722		19,842		1,391		10,709		1,547
Argentina		6		—		573		—		—		—
Vietnam		3,268		316		3,130		287		3,358		239
Cambodia		5,741		898		5,364		564		5,072		350
United Kingdom		8,888		9		9,585		108		9,533		130
Intra-group adjustment		—		56,408		—		131,342		—		134,692

Total	￦	7,454,128	￦	3,670,306	￦	7,196,793	￦	3,949,451	￦	7,381,949	￦	3,966,026

6. Financial Assets and Financial Liabilities

6.1 Classification and Fair value of financial instruments

Carrying amount and fair value of financial assets and liabilities as of December 31, 2014 and 2015, are as follows:

	2014				2015
	Carrying amount		Fair value		Carrying amount		Fair value
	(In millions of Korean won)
Financial assets
Cash and due from financial institutions	￦	15,423,847	￦	15,425,123	￦	16,316,066	￦	16,316,953
Financial assets held for trading		10,121,570		10,121,570		10,035,096		10,035,096
Debt securities		9,712,208		9,712,208		9,324,143		9,324,143
Equity securities		358,017		358,017		641,893		641,893
Others		51,345		51,345		69,060		69,060
Financial assets designated at fair value through profit or loss		636,340		636,340		1,138,968		1,138,968
Debt securities		—		—		145,542		145,542
Equity securities		134,172		134,172		195,536		195,536
Derivative linked securities		502,168		502,168		797,890		797,890
Derivatives held for trading		1,858,637		1,858,637		2,165,971		2,165,971
Derivatives held for hedging		109,553		109,553		112,141		112,141
Loans		231,449,653		232,084,413		245,005,370		245,244,958
Available-for-sale financial assets		22,391,466		22,391,466		24,987,231		24,987,231
Debt securities		19,359,822		19,359,822		21,610,663		21,610,663
Equity securities		3,031,644		3,031,644		3,376,568		3,376,568
Held-to-maturity financial assets		12,569,154		13,050,574		14,149,528		14,505,959
Other financial assets		7,559,631		7,559,631		7,907,940		7,907,940

Total	￦	302,119,851	￦	303,237,307	￦	321,818,311	￦	322,415,217

Financial liabilities
Financial liabilities held for trading	￦	836,542	￦	836,542	￦	586,923	￦	586,923
Financial liabilities designated at fair value through profit or loss		982,426		982,426		2,387,681		2,387,681
Derivatives held for trading		1,775,341		1,775,341		2,282,794		2,282,794
Derivatives held for hedging		22,049		22,049		42,962		42,962
Deposits		211,549,121		211,946,808		224,268,185		224,949,129
Debts		15,864,500		15,944,770		16,240,743		16,297,523
Debentures		29,200,706		29,849,158		32,600,603		33,274,914
Other financial liabilities		11,918,820		11,911,835		12,278,613		12,255,921

Total	￦	272,149,505	￦	273,268,929	￦	290,688,504	￦	292,077,847

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

Methods of determining fair value for financial instruments are as follows:

Cash and due from financial institutions	The carrying amounts of cash and demand due from financial institutions and payment due from financial institutions are reasonable approximation of fair values. These financial instruments do not have a fixed maturity and are receivable on demand. Fair value of ordinary due from financial institutions is measured using DCF model (Discounted Cash Flow Model).

Investment securities	The fair value of financial instruments that are quoted in active markets is determined using the quoted prices. Fair value is determined through the use of independent third-party pricing services where quoted prices are not available. Pricing services use one or more of the following valuation techniques including DCF Model, FCFE(Free Cash Flow to Equity Model), Comparable Company Analysis, Dividend Discount Model, Risk Adjusted Discount Rate Method, and Net Asset Value Method.

Loans	DCF Model is used to determine the fair value of loans. Fair value is determined by discounting the expected cash flows, which are contractual cash flows adjusted by the expected prepayment rate, at appropriate discount rate.

Derivatives	For exchange traded derivatives, quoted price in an active market is used to determine fair value and for OTC derivatives, fair value is determined using valuation techniques. The Group uses internally developed valuation models that are widely used by market participants to determine fair values of plain OTC derivatives including options, interest rate swaps, and currency swaps, based on observable market parameters. However, some complex financial instruments are valued using appropriate models developed from generally accepted market valuation models including the Finite Difference Method and the Monte Carlo Simulation or independent third-party valuation service.

Deposits	Carrying amount of demand deposits is regarded as representative of fair value because they do not have a fixed maturity and are payable on demand. Fair value of time deposits is determined using a DCF model. Fair value is determined by discounting the expected cash flows, which are contractual cash flows adjusted by the expected prepayment rate, at an appropriate discount rate.

Debts	Carrying amount of overdraft in foreign currency is regarded as representative of fair value because they do not have a fixed maturity and are payable on demand. Fair value of other debts is determined using a DCF model discounting contractual future cash flows at an appropriate discount rate.

Debentures	Fair value is determined by using the valuations of independent third-party pricing services, which are calculated using market inputs.

Other financial assets and liabilities	The carrying amounts are reasonable approximation of fair values. These financial instruments are temporary accounts used for other various transactions and their maturities are relatively short or not defined. However, fair value of finance lease liabilities is measured using a DCF model.

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

Fair value hierarchy of financial assets and liabilities measured at fair value

The fair value hierarchy of financial assets and liabilities measured at fair value in the statements of financial position as of December 31, 2014 and 2015, is as follows:

	2014
	Fair value hierarchy
	Level 1		Level 2		Level 3		Total
	(In millions of Korean won)
Financial assets
Financial assets held for trading
Debt securities	￦	4,371,105	￦	5,341,103	￦	—	￦	9,712,208
Equity securities		248,689		109,328		—		358,017
Others		51,345		—		—		51,345
Financial assets designated at fair value through profit or loss
Equity securities		—		134,172		—		134,172
Derivative linked securities		—		—		502,168		502,168
Derivatives held for trading		348		1,793,894		64,395		1,858,637
Derivatives held for hedging		—		109,293		260		109,553
Available-for-sale financial assets(1)
Debt securities		6,982,339		12,377,142		341		19,359,822
Equity securities		1,052,269		178,377		1,800,998		3,031,644

Total	￦	12,706,095	￦	20,043,309	￦	2,368,162	￦	35,117,566

Financial liabilities
Financial liabilities held for trading	￦	836,542	￦	—	￦	—	￦	836,542
Financial liabilities designated at fair value through profit or loss		—		—		982,426		982,426
Derivatives held for trading		1,146		1,751,617		22,578		1,775,341
Derivatives held for hedging		—		19,768		2,281		22,049

Total	￦	837,688	￦	1,771,385	￦	1,007,285	￦	3,616,358

	2015
	Fair value hierarchy
	Level 1		Level 2		Level 3		Total
	(In millions of Korean won)
Financial assets
Financial assets held for trading
Debt securities	￦	3,374,271	￦	5,949,872	￦	—	￦	9,324,143
Equity securities		302,207		339,686		—		641,893
Others		69,060		—		—		69,060
Financial assets designated at fair value through profit or loss
Debt securities		—		145,542		—		145,542
Equity securities		—		195,536		—		195,536
Derivative linked securities		—		411,052		386,838		797,890
Derivatives held for trading		1,688		2,120,097		44,186		2,165,971
Derivatives held for hedging		—		110,930		1,211		112,141
Available-for-sale financial assets(1)
Debt securities		6,148,688		15,461,551		424		21,610,663
Equity securities		869,451		619,102		1,888,015		3,376,568

Total	￦	10,765,365	￦	25,353,368	￦	2,320,674	￦	38,439,407

Financial liabilities
Financial liabilities held for trading	￦	586,923	￦	—	￦	—	￦	586,923
Financial liabilities designated at fair value through profit or loss		—		568,302		1,819,379		2,387,681
Derivatives held for trading		15,139		2,134,427		133,228		2,282,794
Derivatives held for hedging		—		42,465		497		42,962

Total	￦	602,062	￦	2,745,194	￦	1,953,104	￦	5,300,360

(1)

The amounts of equity securities carried at cost in “Level 3” which do not have a quoted market price in an active market and cannot be measured reliably at fair value are ￦93,435 million and ￦121,683 million as of December 31, 2014 and 2015, respectively. These equity securities are carried at cost because it is practically difficult to quantify the intrinsic values of the equity securities issued by unlisted public and non-profit entities. In addition, due to significant fluctuations in estimated cash flows arising from entities being in its initial stages, which further results in varying and unpredictable probabilities, unlisted equity securities issued by project financing cannot be reliably and reasonably assessed. Therefore, these equity securities are carried at cost. The Group has no plan to sell these instruments in the near future.

Valuation techniques and the inputs used in the fair value measurement classified as Level 2

Valuation techniques and inputs of financial assets and liabilities measured at fair value in the statement of financial position and classified as Level 2 as of December 31, 2014 and 2015, are as follows:

	Fair value				Valuation techniques	Inputs
	2014		2015
	(In millions of Korean won)
Financial assets
Financial assets held for trading	￦	5,450,431	￦	6,289,558
Debt securities		5,341,103		5,949,872	DCF Model	Discount rate
Equity securities		109,328		339,686	DCF Model, Net Asset Value	Discount rate, Fair value of underlying asset
Financial assets designated at fair value through profit or loss		134,172		752,130
Debt securities		—		145,542	DCF Model, Hull-White Model	Discount rate, Volatility
Equity securities		134,172		195,536	DCF Model	Discount rate
Derivative linked securities		—		411,052	DCF Model, Closed Form, Monte Carlo Simulation	Discount rate, Volatility of the underlying asset
Derivatives held for trading		1,793,894		2,120,097	DCF Model, Closed Form, FDM, Monte Carlo Simulation	Discount rate, Volatility, Foreign exchange rate, Stock price and others
Derivatives held for hedging		109,293		110,930	DCF Model, Closed Form, FDM	Discount rate, Volatility, Foreign exchange rate and others
Available-for-sale financial assets		12,555,519		16,080,653
Debt securities		12,377,142		15,461,551	DCF Model, One Factor Hull-White Model	Discount rate, Interest rate, Volatility of interest rate
Equity securities		178,377		619,102	DCF Model, Net Asset Value	Discount rate, Fair value of underlying asset

Total	￦	20,043,309	￦	25,353,368

Financial liabilities
Financial liabilities designated at fair value through profit or loss	￦	—	￦	568,302
Derivative linked securities		—		568,302	DCF Model, Closed Form, Monte Carlo Simulation	Discount rate, Fair value of underlying asset
Derivatives held for trading		1,751,617		2,134,427	DCF Model, Closed Form, FDM, Monte Carlo Simulation	Discount rate, Volatility, Foreign exchange rate, Stock price and others
Derivatives held for hedging		19,768		42,465	DCF Model, Closed Form, FDM	Discount rate, Volatility, Foreign exchange rate and others

Total	￦	1,771,385	￦	2,745,194

Fair value hierarchy of financial assets and liabilities whose fair values are disclosed

The fair value hierarchy of financial assets and liabilities whose fair value is disclosed as of December 31, 2014 and 2015, is as follows:

	2014
	Fair value hierarchy
	Level 1		Level 2		Level 3		Total
	(In millions of Korean won)
Financial assets
Cash and due from financial institutions(1)	￦	2,588,407	￦	10,879,916	￦	1,956,800	￦	15,425,123
Loans		—		—		232,084,413		232,084,413
Held-to-maturity financial assets		2,639,552		10,411,022		—		13,050,574
Other financial assets(2)		—		—		7,559,631		7,559,631

Total	￦	5,227,959	￦	21,290,938	￦	241,600,844	￦	268,119,741

Financial liabilities
Deposits(1)	￦	—	￦	82,709,205	￦	129,237,603	￦	211,946,808
Debts(3)		—		408,984		15,535,786		15,944,770
Debentures		—		29,353,766		495,392		29,849,158
Other financial liabilities(4)		—		—		11,911,835		11,911,835

Total	￦	—	￦	112,471,955	￦	157,180,616	￦	269,652,571

	2015
	Fair value hierarchy
	Level 1		Level 2		Level 3		Total
	(In millions of Korean won)
Financial assets
Cash and due from financial institutions(1)	￦	2,711,519	￦	11,171,092	￦	2,434,342	￦	16,316,953
Loans		—		—		245,244,958		245,244,958
Held-to-maturity financial assets		1,788,914		12,717,045		—		14,505,959
Other financial assets(2)		—		—		7,907,940		7,907,940

Total	￦	4,500,433	￦	23,888,137	￦	255,587,240	￦	283,975,810

Financial liabilities
Deposits(1)	￦	—	￦	100,090,671	￦	124,858,458	￦	224,949,129
Debts(3)		—		434,634		15,862,889		16,297,523
Debentures		—		32,532,277		742,637		33,274,914
Other financial liabilities(4)		—		—		12,255,921		12,255,921

Total	￦	—	￦	133,057,582	￦	153,719,905	￦	286,777,487

(1)	The amounts included in Level 2 are the carrying amounts which are reasonable approximations of the fair values.
(2)

The ￦7,559,631 million and ￦7,970,940 million of other financial assets included in Level 3 are the carrying amounts which are reasonable approximations of fair values as of December 31, 2014 and 2015, respectively.

(3)	The ￦408,984 million and ￦9,884 million of debts included in Level 2 are the carrying amounts which are reasonable approximations of fair values as of December 31, 2014 and 2015, respectively.
(4)

The ￦11,682,571 million and ￦11,957,239 million of other financial liabilities included in Level 3 are the carrying amounts which are reasonable approximations of fair values as of December 31, 2014 and 2015, respectively.

Valuation techniques and the inputs used in the fair value measurement

Valuation techniques and inputs of financial assets and liabilities which are disclosed by the carrying amounts because it is a reasonable approximation of fair value are not subject to be disclosed.

Valuation techniques and inputs of financial assets and liabilities whose the fair values are disclosed and classified as Level 2 as of December 31, 2014 and 2015, are as follows:

	Fair value				Valuation technique	Inputs
	2014		2015
	(In millions of Korean won)
Financial assets
Held-to-maturity financial assets	￦	10,411,022	￦	12,717,045	DCF Model	Discount rate
Financial liabilities
Debts	￦	—	￦	424,750	DCF Model	Discount rate
Debentures		29,353,766		32,532,277	DCF Model	Discount rate

The valuation techniques and the inputs of financial assets and liabilities whose the fair values are disclosed and classified as Level 3 as of December 31, 2014 and 2015, are as follows:

	Fair value				Valuation technique	Inputs	Unobservable Inputs
	2014		2015
	(In millions of Korean won)
Financial assets
Cash and due from financial institutions	￦	1,956,800	￦	2,434,342	DCF Model	Credit spread, Other spread, Interest rate	Credit spread, Other spread
Loans		232,084,413		245,244,958	DCF Model	Credit spread, Other spread, Prepayment rate, Interest rate	Credit spread, Other spread, Prepayment rate

Total	￦	234,041,213	￦	247,679,300

Financial liabilities
Deposits	￦	129,237,603	￦	124,858,458	DCF Model	Other spread, Prepayment rate, Interest rate	Other spread, Prepayment rate
Debts		15,535,786		15,862,889	DCF Model	Other spread, Interest rate	Other spread
Debentures		495,392		742,637	DCF Model	Other spread, Implied default probability, Interest rate	Other spread, Implied default probability
Other financial liabilities		229,264		298,682	DCF Model	Other spread, Interest rate	Other spread

Total	￦	145,498,045	￦	141,762,666

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

6.2.2 Changes in fair value (Level 3) measured using valuation technique based on unobservable in market

Changes in Level 3 of the fair value hierarchy for the years ended December 31, 2014 and 2015, are as follows:

	2014
	Financial assets at fair value through profit or loss		Financial investments		Financial liabilities at fair value through profit or loss		Net derivatives
	Designated at fair value through profit or loss		Available-for-sale financial assets		Designated at fair value through profit or loss		Derivatives held for trading		Derivatives held for hedging
	(In millions of Korean won)
Beginning balance	￦	233,928	￦	1,662,053	￦	(878,565)	￦	7,802	￦	(8,390)
Total gains or losses
—Profit or loss		11,350		(131,057)		(26,232)		27,124		6,579
—Other comprehensive income		—		141,422		—		—		—
Purchases		678,750		225,272		—		7,130		—
Sales		(421,860)		(116,194)		—		(3,771)		—
Issues		—		—		(1,417,513)		(4,829)		—
Settlements		—		—		1,339,884		(14,290)		(210)
Transfers into Level 3(1)		—		25,146		—		22,651		—
Transfers out of Level 3(1)		—		(12,137)		—		—		—
business combination		—		6,834		—		—		—

Ending balance	￦	502,168	￦	1,801,339	￦	(982,426)	￦	41,817	￦	(2,021)

	2015
	Financial assets at fair value through profit or loss		Financial investments		Financial liabilities at fair value through profit or loss		Net derivatives
	Designated at fair value through profit or loss		Available-for-sale financial assets		Designated at fair value through profit or loss		Derivatives held for trading		Derivatives held for hedging
	(In millions of Korean won)
Beginning balance	￦	502,168	￦	1,801,339	￦	(982,426)	￦	41,817	￦	(2,021)
Total gains or losses
—Profit or loss		(20,642)		122,603		111,684		(82,343)		2,735
—Other comprehensive income		—		(25,788)		—		—		—
Purchases		686,475		526,780		—		3,429		—
Sales		(781,163)		(528,170)		—		(11,764)		—
Issues		—		—		(2,299,289)		(16,345)		—
Settlements		—		—		1,350,652		(23,836)		—
Transfers into Level 3(1)		—		24,099		—		—		—
Transfers out of Level 3(1)		—		(32,424)		—		—		—

Ending balance	￦	386,838	￦	1,888,439	￦	(1,819,379)	￦	(89,042)	￦	714

(1)	The Changes in levels for the financial instruments occurred due to the change in the availability of observable market data.

In relation to changes in Level 3 of the fair value hierarchy, total gains or losses recognized in profit or loss for the year, and total gains or losses for the year included in profit or loss for financial instruments held at the end of the reporting period in the statements of comprehensive income for the years ended December 31, 2013, 2014 and 2015, are as follows:

	2013
	Net income from financial investments at fair value through profit or loss		Other operating income
	(In millions of Korean won)
Total gains or losses included in profit or loss for the year	￦	(26,248)	￦	(11,409)
Total gains or losses for the year included in profit or loss for financial instruments held at the end of the reporting period		(3,285)		(23,948)

	2014
	Net income from financial investments at fair value through profit or loss		Other operating income		Net interest income
	(In millions of Korean won)
Total gains or losses included in profit or loss for the year	￦	12,242	￦	(124,559)	￦	81
Total gains or losses for the year included in profit or loss for financial instruments held at the end of the reporting period		35,573		(119,657)		81

	2015
	Net income from financial investments at fair value through profit or loss		Other operating income		Net interest income
	(In millions of Korean won)
Total gains or losses included in profit or loss for the year	￦	8,699	￦	125,331	￦	7
Total gains or losses for the year included in profit or loss for financial instruments held at the end of the reporting period		30,926		(24,143)		7

6.2.3 Sensitivity analysis of changes in unobservable inputs

Information about fair value measurements using unobservable inputs

	2014
	Fair value	Valuation technique	Inputs	Unobservable inputs	Range of unobservable inputs(%)	Relationship of unobservable inputs to fair value
	(In millions of Korean won)
Financial assets
Financial assets designated at fair value through profit or loss

Derivative linked securities	￦ 502,168	Monte Carlo Simulation, Closed Form, DCF Model, Black-Derman-Toy Model

Price of the underlying asset, Interest rates, Dividend yield, Discount rate, Volatility of the underlying asset, Correlation between underlying asset, Probability of default, Volatility of interest rate

				Volatility of the underlying asset	2.82~48.96	The higher the volatility, the higher the fair value fluctuation
				Correlation between underlying asset	-7.75~59.13	The higher the correlation, the higher the fair value fluctuation
				Probability of default	0.17~4.42	The higher the probability of default, the lower the fair value
				Volatility of interest rate	4.48	The higher volatility, the higher the fair value fluctuation

Derivatives held for trading
Stock and index	61,400	DCF Model, Closed Form, FDM, Monte Carlo Simulation, Binomial trees, Black-Scholes Model	Price of the underlying asset, Interest rates, Dividend yield, Discount rate, Volatility of the underlying asset, Correlation between underlying asset	Volatility of the underlying asset	4.80~45.82	The higher the volatility, the higher the fair value fluctuation
				Correlation between underlying asset	-3.27~59.13	The higher the correlation, the higher the fair value fluctuation

Currency	2,995	DCF Model,	Interest rates, Foreign exchange rate, Loss given default	Loss given default	6.78~90.56	The higher the loss given default, the lower the fair value

Derivatives held for hedging
Interest rate	260	DCF Model, Closed Form, FDM, Monte Carlo Simulation	Price of the underlying asset, Interest rates, Volatility of the underlying asset	Volatility of the underlying asset	3.91	The higher the volatility, the higher the fair value fluctuation

Available-for-sale financial assets
Debt securities	341	DCF Model	Discount rate	Discount rate	9.21	The lower the discount rate, the higher the fair value

	2014
	Fair value		Valuation technique	Inputs	Unobservable inputs	Range of unobservable inputs(%)	Relationship of unobservable inputs to fair value
	(In millions of Korean won)
Equity securities		1,800,998	DCF Model, Comparable Company Analysis, Adjusted discount rate method, Binomial trees, Discounted cash flows to equity, Net asset value method, Dividend discount model, Hull and White Model	Growth rate, Discount rate, Volatility of interest rate, Volatilities of real estate selling price, Liquidation value, Recovery rate of receivables’ acquisition cost	Growth rate	0.00~3.00	The higher the growth rate, the higher the fair value
					Discount rate	2.29~23.25	The lower the discount rate, the higher the fair value
					Volatility of interest rate	16.25~21.45	The higher the volatility, the higher the fair value fluctuation
					Volatilities of real estate selling price	1.10	The higher the selling price, the higher the fair value
					Liquidation value	0.00	The higher the liquidation value, the higher the fair value
					Recovery rate of receivables’ acquisition cost	155.83	The higher the recovery rate of receivables’ acquisition cost, the higher the fair value

Total	￦	2,368,162

Financial liabilities
Financial liabilities designated at fair value through profit or loss

Derivative linked securities	￦	982,426	Closed Form, Monte Carlo Simulation	Price of the underlying asset, Interest rates, Dividend yield, Volatility of the underlying asset, Correlation between underlying asset	Volatility of the underlying asset	3.42~48.89	The higher the volatility, the higher the fair value fluctuation
					Correlation between underlying asset	-7.75~59.13	The higher the correlation, the higher the fair value fluctuation
Derivatives held for trading
Stock and index		13,529	DCF Model, Closed Form, FDM, Monte Carlo Simulation, Black-Scholes Model	Price of the underlying asset, Interest rates, Volatility of the underlying asset, Correlation between underlying asset, Dividend yield	Volatility of the underlying asset	11.15~41.79	The higher the volatility, the higher the fair value fluctuation
					Correlation between underlying asset	-3.83~68.20	The higher the correlation, the higher the fair value fluctuation
Others		9,049	Hull and White Model	Interest rates, Volatility of interest rate	Volatility of interest rate	16.25~21.45	The higher the volatility, the higher the fair value fluctuation
Derivatives held for hedging
Interest rate		2,281	DCF Model, Closed Form, FDM, Monte Carlo Simulation	Price of the underlying asset, Interest rates, Volatility of the underlying asset	Volatility of the underlying asset	2.35~3.91	The higher the volatility, the higher the fair value fluctuation

Total	￦	1,007,285

	2015
	Fair value	Valuation technique	Inputs	Unobservable inputs	Range of unobservable inputs(%)	Relationship of unobservable inputs to fair value
	(In millions of Korean won)
Financial assets
Financial assets designated at fair value through profit or loss

Derivative linked securities	￦ 386,838	Monte Carlo Simulation, Closed Form, Hull and White Model, Black-Scholes Model, Gaussian 1 factor model	Price of the underlying asset, Interest rates, Dividend yield, Volatility of the underlying asset, Correlation between underlying asset	Volatility of the underlying asset	0.65~70.06	The higher the volatility, the higher the fair value fluctuation
				Correlation between underlying asset	-14.20~89.98	The higher the correlation, the higher the fair value fluctuation

Derivatives held for trading
Stock and index	43,948	DCF Model, Closed Form, Monte Carlo Simulation, Binomial trees, Black-Scholes Model	Price of the underlying asset, Interest rates, Dividend yield, Volatility of the underlying asset, Correlation between underlying asset	Volatility of the underlying asset	5.60~49.65	The higher the volatility, the higher the fair value fluctuation
				Correlation between underlying asset	6.80~51.07	The higher the correlation, the higher the fair value fluctuation

Currency and interest, etc	238	DCF Model, Hull and White Model, Closed Form, Monte Carlo Simulation

Interest rates, Foreign exchange rate, Loss given default, Stock price, Volatility of the stock price, Volatility of interest rate, Price of the underlying asset, Volatility of the underlying asset, Correlation between underlying asset

				Loss given default	5.56~100.00	The higher the loss given default, the lower the fair value
				Volatility of the stock price	40.02	The higher the volatility, the higher the fair value fluctuation
				Volatility of the interest rate	0.45	The higher the volatility, the higher the fair value fluctuation
				Volatility of the underlying asset	13.80~46.56	The higher the volatility, the higher the fair value fluctuation
				Correlation between underlying asset	3.42~89.98	The higher the correlation, the higher the fair value fluctuation

Derivatives held for hedging
Interest rate	1,211	DCF Model, Closed Form, FDM, Monte Carlo Simulation	Price of the underlying asset, Interest rates, Volatility of the underlying asset	Volatility of the underlying asset	5.96	The higher the volatility, the higher the fair value fluctuation

	2015
	Fair value		Valuation technique	Inputs	Unobservable inputs	Range of unobservable inputs(%)	Relationship of unobservable inputs to fair value
	(In millions of Korean won)
Available-for-sale financial assets Debt securities		424	DCF Model	Discount rate	Discount rate	6.05	The lower the discount rate, the higher the fair value
Equity securities		1,888,015	DCF Model, Comparable Company Analysis, Adjusted discount rate method, Net asset value method, Dividend discount model, Hull and White Model, Discounted cash flows to equity	Growth rate, Discount rate, Volatility of interest rate, Liquidation value, Recovery rate of receivables’ acquisition cost	Growth rate	0.00~3.00	The higher the growth rate, the higher the fair value
					Discount rate	1.72~20.65	The lower the discount rate, the higher the fair value
					Volatility of interest rate	24.90~27.20	The higher the volatility, the higher the fair value fluctuation
					Liquidation value	0.00	The higher the liquidation value, the higher the fair value
					Recovery rate of receivables’ acquisition cost	155.83	The higher the recovery rate of receivables’ acquisition cost, the higher the fair value

Total	￦	2,320,674

Financial liabilities
Financial liabilities designated at fair value through profit or loss

Derivative linked securities	￦	1,819,379	Closed Form, Monte Carlo Simulation, Hull and White Model, Black-Scholes Model, Gaussian 1 factor model	Price of the underlying asset, Interest rates, Dividend yield, Volatility of the underlying asset, Correlation between underlying asset	Volatility of the underlying asset	0.65~70.06	The higher the volatility, the higher the fair value fluctuation
					Correlation between underlying asset	-14.20~89.98	The higher the correlation, the higher the fair value fluctuation
Derivatives held for trading
Stock and index		124,379	DCF Model, Closed Form, FDM, Monte Carlo Simulation	Price of the underlying asset, Interest rates, Volatility of the underlying asset, Correlation between underlying asset, Dividend yield	Volatility of the underlying asset	15.68~70.06	The higher the volatility, the higher the fair value fluctuation
					Correlation between underlying asset	11.96~51.07	The higher the correlation, the higher the fair value fluctuation

	2015
	Fair value	Valuation technique	Inputs	Unobservable inputs	Range of unobservable inputs(%)	Relationship of unobservable inputs to fair value
	(In millions of Korean won)
Others	8,849	DCF Model, Closed Form, Monte Carlo Simulation, Hull and White Model	Stock price, Interest rate, Volatility of the stock price, Volatility of the interest rate, Volatility of the underlying asset, Correlation between underlying asset, Dividend yield	Volatility of the stock price	40.02	The higher the volatility, the higher the fair value fluctuation
				Volatility of the interest rate	0.45~27.20	The higher the volatility, the higher the fair value fluctuation
				Volatility of the underlying asset	13.80~46.56	The higher the volatility, the higher the fair value fluctuation
				Correlation between underlying asset	3.42~89.98	The higher the correlation, the higher the fair value fluctuation
Derivatives held for hedging
Interest rate	497	DCF Model, Closed Form, FDM, Monte Carlo Simulation	Price of the underlying asset, Interest rates, Volatility of the underlying asset	Volatility of the underlying asset	3.93	The higher the volatility, the higher the fair value fluctuation

Total	￦ 1,953,104

Sensitivity analysis of changes in unobservable inputs

Sensitivity analysis of financial instruments is performed, to measure favorable and unfavorable changes in the fair value of financial instruments which are affected by the unobservable parameters, using a statistical technique. When the fair value is affected by more than two input parameters, the amounts represent the most favorable or most unfavorable. Amongst Level 3 financial instruments subject to sensitivity analysis are equity-related derivatives, currency-related derivatives and interest rate-related derivatives whose fair value changes are recognized in profit or loss as well as debt securities and unlisted equity securities (including private equity funds) whose fair value changes are recognized in profit or loss or other comprehensive income or loss.

Sensitivity analyses by type of instrument as a result of varying input parameters are as follows:

	2014
	Recognition in profit or loss				Other comprehensive income or loss
	Favorable changes		Unfavorable changes		Favorable changes		Unfavorable changes
	(In millions of Korean won)
Financial assets
Financial assets designated at fair value through profit or loss
Derivative linked securities(1)	￦	6,006	￦	(10,768)	￦	—	￦	—
Derivatives held for trading(2)		9,851		(8,194)		—		—
Derivatives held for hedging(2)		17		(15)		—		—
Available-for-sale financial assets
Debt securities(3)		—		—		20		(18)
Equity securities(4)		—		—		388,278		(147,164)

Total	￦	15,874	￦	(18,977)	￦	388,298	￦	(147,182)

Financial liabilities
Financial liabilities designated at fair value through profit or loss(1)	￦	23,283	￦	(15,248)	￦	—	￦	—
Derivatives held for trading(2)		4,211		(6,812)		—		—
Derivatives held for hedging(2)		86		(76)		—		—

Total	￦	27,580	￦	(22,136)	￦	—	￦	—

	2015
	Recognition in profit or loss				Other comprehensive income or loss
	Favorable changes		Unfavorable changes		Favorable changes		Unfavorable changes
	(In millions of Korean won)
Financial assets
Financial assets designated at fair value through profit or loss
Derivative linked securities(1)	￦	9,211	￦	(11,642)	￦	—	￦	—
Derivatives held for trading(2)		2,800		(3,891)		—		—
Derivatives held for hedging(2)		81		(71)		—		—
Available-for-sale financial assets
Debt securities(3)		—		—		20		(19)
Equity securities(4)		—		—		189,271		(88,066)

Total	￦	12,092	￦	(15,604)	￦	189,291	￦	(88,085)

Financial liabilities
Financial liabilities designated at fair value through profit or loss(1)	￦	57,529	￦	(41,499)	￦	—	￦	—
Derivatives held for trading(2)		30,011		(43,272)		—		—
Derivatives held for hedging(2)		17		(16)		—		—

Total	￦	87,557	￦	(84,787)	￦	—	￦	—

(1)

For financial assets designated at fair value through profit or loss, the changes in fair value are calculated by shifting principal unobservable input parameters such as volatility of the underlying assets, correlation between underlying assets by +/- 10%.

(2)

For stock and index-related derivatives, the changes in fair value are calculated by shifting principal unobservable input parameters such as the correlation of rates of return on stocks and the volatility of the underlying asset by ± 10%. For currency-related derivatives, the changes in fair value are calculated by shifting the unobservable input parameters, such as the loss given default ratio by ± 1%. For interest rate-related derivatives, the correlation of the interest rates or the volatility of the underlying asset is shifted by ± 10% to calculate the fair value changes.

(3)	For debt securities, the changes in fair value are calculated by shifting principal unobservable input parameters such as discount rate by +/- 1%.
(4)

For equity securities, the changes in fair value are calculated by shifting principal unobservable input parameters such as correlation between growth rate (0~0.5%) and discount rate, liquidation value (-1~1%) and discount rate, or recovery rate of receivables’ acquisition cost (-1~1%). Sensitivity of fair values to unobservable parameters of private equity fund is practically impossible, but in the case of equity fund composed of real estates, the changes in fair value are calculated by shifting correlation between discount rate (-1~1%) and volatilities of real estate price (-1~1%).

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

The aggregate difference yet to be recognized in profit or loss at the beginning and end of the period and a reconciliation of changes in the balance of this difference, are as follows:

	2014		2015
	(In millions of Korean won)
Balance at the beginning of the year	￦	4,190	￦	1,376
New transactions		(853)		5,400
Amounts recognized in profit or loss during the year
Amortization		(891)		(2,563)
Settlement		(1,070)		(158)

Balance at the end of the year	￦	1,376	￦	4,055

6.3 Carrying amounts of financial instruments by category

Financial assets and liabilities are measured at fair value or amortized cost. Measurement policies for each class of financial assets and liabilities are disclosed in Note 3, ‘Significant accounting policies’.

The carrying amounts of financial assets and liabilities by category as of December 31, 2014 and 2015, are as follows:

	2014
	Financial assets at fair value through profit or loss
	Held for trading		Designated at fair value through profit or loss		Loans and receivables		Available- for-sale financial assets		Held-to- Maturity financial assets		Derivatives held for hedging		Total
	(In millions of Korean won)
Financial assets
Cash and due from financial institutions	￦	—	￦	—	￦	15,423,847	￦	—	￦	—	￦	—	￦	15,423,847
Financial assets at fair value through profit or loss		10,121,570		636,340		—		—		—		—		10,757,910
Derivatives		1,858,637		—		—		—		—		109,553		1,968,190
Loans		—		—		231,449,653		—		—		—		231,449,653
Financial investments		—		—		—		22,391,466		12,569,154		—		34,960,620
Other financial assets		—		—		7,559,631		—		—		—		7,559,631

Total	￦	11,980,207	￦	636,340	￦	254,433,131	￦	22,391,466	￦	12,569,154	￦	109,553	￦	302,119,851

	2014
	Financial liabilities at fair value through profit or loss
	Held for trading		Designated at fair value through profit or loss		Financial liabilities at amortized cost		Derivatives held for hedging		Total
	(In millions of Korean won)
Financial liabilities
Financial liabilities at fair value through profit or loss	￦	836,542	￦	982,426	￦	—	￦	—	￦	1,818,968
Derivatives		1,775,341		—		—		22,049		1,797,390
Deposits		—		—		211,549,121		—		211,549,121
Debts		—		—		15,864,500		—		15,864,500
Debentures		—		—		29,200,706		—		29,200,706
Other financial liabilities		—		—		11,918,820		—		11,918,820

Total	￦	2,611,883	￦	982,426	￦	268,533,147	￦	22,049	￦	272,149,505

	2015
	Financial assets at fair value through profit or loss
	Held for trading		Designated at fair value through profit or loss		Loans and receivables		Available- for-sale financial assets		Held-to- Maturity financial assets		Derivatives held for hedging		Total
	(In millions of Korean won)
Financial assets
Cash and due from financial institutions	￦	—	￦	—	￦	16,316,066	￦	—	￦	—	￦	—	￦	16,316,066
Financial assets at fair value through profit or loss		10,035,096		1,138,968		—		—		—		—		11,174,064
Derivatives		2,165,971		—		—		—		—		112,141		2,278,112
Loans		—		—		245,005,370		—		—		—		245,005,370
Financial investments		—		—		—		24,987,231		14,149,528		—		39,136,759
Other financial assets		—		—		7,907,940		—		—		—		7,907,940

Total	￦	12,201,067	￦	1,138,968	￦	269,229,376	￦	24,987,231	￦	14,149,528	￦	112,141	￦	321,818,311

	2015
	Financial liabilities at fair value through profit or loss
	Held for trading		Designated at fair value through profit or loss		Financial liabilities at amortized cost		Derivatives held for hedging		Total
	(In millions of Korean won)
Financial liabilities
Financial liabilities at fair value through profit or loss	￦	586,923	￦	2,387,681	￦	—	￦	—	￦	2,974,604
Derivatives		2,282,794		—		—		42,962		2,325,756
Deposits		—		—		224,268,185		—		224,268,185
Debts		—		—		16,240,743		—		16,240,743
Debentures		—		—		32,600,603		—		32,600,603
Other financial liabilities		—		—		12,278,613		—		12,278,613

Total	￦	2,869,717	￦	2,387,681	￦	285,388,144	￦	42,962	￦	290,688,504

6.4 Transfer of financial assets

Transferred financial assets that are derecognized in their entirety

The Group transferred loans and other financial assets that are derecognized in their entirety to SPEs, while the maximum exposure to loss(carrying amount) from its continuing involvement in the derecognized financial assets as of December 31, 2014 and 2015, are as follows:

	2014
	Type of continuing involvement	Classification of financial instruments	Carrying amount of continuing involvement in statement of financial position		Fair value of continuing involvement
	(In millions of Korean won)
KR ABS Co., Ltd.	Subordinate debt	Available-for-sale financial assets	￦	4,921	￦	4,921
KR ABS Second Co., Ltd.	Subordinate debt	Available-for-sale financial assets		22,219		22,219
EAK ABS Co., Ltd.	Subordinate debt	Available-for-sale financial assets		11,211		11,211
AP ABS First Co., Ltd.	Senior debt	Loans and receivables		9,762		9,842
	Subordinate debt	Available-for-sale financial assets		17,346		17,346
Discovery ABS First Co., Ltd.	Senior debt	Loans and receivables		1,175		1,194
	Subordinate debt	Available-for-sale financial assets		22,591		22,591
EAK ABS Second Co., Ltd.(1)	Senior debt	Loans and receivables		19,806		20,026
	Subordinate debt	Available-for-sale financial assets		38,207		38,207
FK1411 Co., Ltd.(2)	Senior debt	Loans and receivables		44,966		44,917
	Subordinate debt	Available-for-sale financial assets		47,600		47,600

		Total	￦	239,804	￦	240,074

(1)	Recognized net income from transferring loans to the SPEs amounts to ￦6,924 million.
(2)	Recognized net loss from transferring loans to the SPEs amounts to ￦27,365 million.
(3)

In addition to the above, there were gains on sale of loans attributable to true-up adjustments based on the transfer agreement with the National Happiness Fund (‘the Fund’) amounting to ￦3,762 million.

	2015
	Type of continuing involvement	Classification of financial instruments	Carrying amount of continuing involvement in statement of financial position		Fair value of continuing involvement
	(In millions of Korean won)
EAK ABS Co., Ltd.	Subordinate debt	Available-for-sale financial assets	￦	48	￦	48
AP ABS First Co., Ltd.	Subordinate debt	Available-for-sale financial assets		10,335		10,335
Discovery ABS First Co., Ltd.	Subordinate debt	Available-for-sale financial assets		10,448		10,448
EAK ABS Second Co., Ltd.	Subordinate debt	Available-for-sale financial assets		22,359		22,359
FK1411 Co., Ltd.	Subordinate debt	Available-for-sale financial assets		41,810		41,810
AP 3B ABS Ltd.(1)	Senior debt	Loans and receivables		11,496		11,548
	Subordinated debt	Available-for-sale financial assets		27,377		27,377

		Total	￦	123,873	￦	123,925

(1)	Recognized net gain from transferring loans to the SPEs amounts to ￦10,639 million.
(2)

In addition to the above, the recovered portion in excess of the consideration paid attributable to adjustments based on the agreement with the National Happiness Fund for non-performing loans amounts to ￦4,181 million as of December 31, 2015.

Transferred financial assets that are not derecognized in their entirety

The Group securitized the loans and issued the asset-backed debentures. The senior debentures and related securitized assets as of December 31, 2014 and 2015, are as follows:

	2014
	Carrying amount of assets (Underlying assets)		Carrying amount of the associated liabilities (Senior debentures)
	(In millions of Korean won)
KB Kookmin Card First Securitization Co., Ltd.(1)	￦	546,770	￦	—
KB Kookmin Card Second Securitization Co., Ltd.(1)		622,573		327,553
Wise Mobile First Securitization Specialty(2)		122,528		109,972
Wise Mobile Second Securitization Specialty(2)		158,396		144,958
Wise Mobile Third Securitization Specialty(2)		169,609		158,957
Wise Mobile Fourth Securitization Specialty(2)		99,952		94,959
Wise Mobile Fifth Securitization Specialty(2)		179,703		169,926
Wise Mobile Sixth Securitization Specialty(2)		204,095		194,896
Wise Mobile Seventh Securitization Specialty(2)		207,387		199,878
Wise Mobile Eighth Securitization Specialty(2)		202,745		194,862
Wise Mobile Ninth Securitization Specialty(2)		143,666		139,889
Wise Mobile Tenth Securitization Specialty(2)		193,959		189,827
Wise Mobile Eleventh Securitization Specialty(2)		182,281		179,781
Wise Mobile Twelfth Securitization Specialty(2)		191,329		189,719

Total	￦	3,224,993	￦	2,295,177

	2015
	Carrying amount of assets (Underlying assets)		Carrying amount of the associated liabilities (Senior debentures)
	(In millions of Korean won)
KB Kookmin Card Second Securitization Co., Ltd.(1)	￦	604,791	￦	350,097
Wise Mobile First Securitization Specialty(2)		13,340		—
Wise Mobile Second Securitization Specialty(2)		14,225		—
Wise Mobile Third Securitization Specialty(2)		25,330		14,000
Wise Mobile Fourth Securitization Specialty(2)		15,857		9,999
Wise Mobile Fifth Securitization Specialty(2)		41,680		29,996
Wise Mobile Sixth Securitization Specialty(2)		61,425		49,991
Wise Mobile Seventh Securitization Specialty(2)		69,451		59,987
Wise Mobile Eighth Securitization Specialty(2)		70,393		59,984
Wise Mobile Ninth Securitization Specialty(2)		55,438		49,983
Wise Mobile Tenth Securitization Specialty(2)		86,552		79,971
Wise Mobile Eleventh Securitization Specialty(2)		95,652		89,958
Wise Mobile Twelfth Securitization Specialty(2)		115,496		109,938
Wise Mobile Thirteenth Securitization Specialty(2)		144,636		139,913
Wise Mobile Fourteenth Securitization Specialty(2)		204,787		199,855
Wise Mobile Fifteenth Securitization Specialty(2)		200,324		199,831
Wise Mobile Sixteenth Securitization Specialty(2)		269,526		269,737
Wise Mobile Seventeenth Securitization Specialty(2)		273,459		274,693
Wise Mobile Eighteenth Securitization Specialty(2)		199,233		199,690

Total	￦	2,561,595	￦	2,187,623

(1)

The Company has an obligation to early redeem the asset-backed debentures upon occurrence of an event specified in the agreement such as when the outstanding balance of the eligible asset-backed securitization (ABS), a trust-type ABS, is below the solvency margin ratio(minimum rate: 104.5%) of the beneficiary interest in the trust. In addition, the Company can entrust additional eligible card transaction accounts and deposits. To avoid such early redemption, the Company entrusts accounts and deposits in addition to the previously entrusted card accounts. Accordingly, as asset-backed debenture holders’ recourse is not limited to the underlying assets, the fair value is not disclosed.

(2)

According to the liquidity facility agreement entered between the Special Purpose Companies (SPC) and Woori Bank and NH Bank, if the senior debentures cannot be redeemed by the underlying assets, the senior debentures should be redeemed by borrowings from the liquidity facilities. Accordingly, as senior debenture holders’ recourse is not limited to the underlying assets, the fair value is not disclosed.

Securities under repurchase agreements and loaned securities

The Group continues to recognize the financial assets related to repurchase agreements and securities lending transactions on the statements of financial position since those transactions are not qualified for derecognition even though the Group transfers the financial assets. A financial asset is sold under a reverse repurchase agreement to repurchase the same asset at a fixed price, or loaned under a securities lending agreement to be returned as the same asset. Thus, the Group retains substantially all the risks and rewards of ownership of the financial asset. The amounts of transferred assets and related liabilities as of December 31, 2014 and 2015, are as follows:

	2014
	Carrying amount of transferred assets		Carrying amount of related liabilities
	(In millions of Korean won)
Repurchase agreements	￦	1,080,804	￦	1,019,071
Loaned securities
Government bond		162,408		—
Stock		2,378		—

Total	￦	1,245,590	￦	1,019,071

	2015
	Carrying amount of transferred assets		Carrying amount of related liabilities
	(In millions of Korean won)
Repurchase agreements	￦	1,938,091	￦	1,817,754
Loaned securities
Government bond		200,389		—
Stock		313		—
Others		20,091		—

Total	￦	2,158,884	￦	1,817,754

6.5 Offsetting financial assets and financial liabilities

The Group enters into International Swaps and Derivatives Association (“ISDA”) master netting agreements and other arrangements with the Group’s derivative and spot exchange counterparties. Similar netting agreements are also entered into with the Group’s reverse repurchase, securities and others. Pursuant to these agreements, in the event of default by one party, contracts are to be terminated and receivables and payables are to be offset. Further, as the law allows for the right to offset, domestic uncollected receivables balances and domestic accrued liabilities balances are shown in its net settlement balance in the consolidated statement of financial position.

The details of financial assets subject to offsetting, enforceable master netting arrangements or similar agreement as of December 31, 2014 and 2015, are as follows:

	2014
	Gross amounts of recognized financial assets		Gross amounts of recognized financial liabilities offset in the statement of financial position		Net amounts of financial assets presented in the statement of financial position		Non-offsetting amount				Net amount
							Financial instruments		Cash collateral received
	(In millions of Korean won)
Derivatives held for trading	￦	1,806,087	￦	—	￦	1,806,087	￦	(1,477,495)	￦	(1,635)	￦	326,957
Derivatives held for hedging		109,553		—		109,553		(15,688)		—		93,865
Receivable spot exchange		2,343,308		—		2,343,308		(2,342,116)		—		1,192
Reverse repurchase agreements		3,529,900		—		3,529,900		(3,529,900)		—		—
Other financial instruments		18,680,680		(16,483,341)		2,197,339		—		—		2,197,339

Total	￦	26,469,528	￦	(16,483,341)	￦	9,986,187	￦	(7,365,199)	￦	(1,635)	￦	2,619,353

	2015
	Gross amounts of recognized financial assets		Gross amounts of recognized financial liabilities offset in the statement of financial position		Net amounts of financial assets presented in the statement of financial position		Non-offsetting amount				Net amount
							Financial instruments		Cash collateral received
	(In millions of Korean won)
Derivatives held for trading	￦	2,117,556	￦	—	￦	2,117,556	￦	(1,611,788)	￦	(22,221)	￦	483,547
Derivatives held for hedging		111,341		—		111,341		(15,650)		—		95,691
Receivable spot exchange		2,841,945		—		2,841,945		(2,840,480)		—		1,465
Reverse repurchase agreements		2,028,200		—		2,028,200		(2,028,200)		—		—
Other financial instruments		20,723,739		(18,460,062)		2,263,677		—		—		2,263,677

Total	￦	27,822,781	￦	(18,460,062)	￦	9,362,719	￦	(6,496,118)	￦	(22,221)	￦	2,844,380

The details of financial liabilities subject to offsetting, enforceable master netting arrangements or similar agreements as of December 31, 2014 and 2015, are as follows:

	2014
	Gross amounts of recognized financial liabilities		Gross amounts of recognized financial assets offset in the statement of financial position		Net amounts of financial liabilities presented in the statement of financial position		Non-offsetting amount				Net amount
							Financial instruments		Cash collateral received
	(In millions of Korean won)
Derivatives held for trading	￦	1,765,781	￦	—	￦	1,765,781	￦	(1,323,749)	￦	—	￦	442,032
Derivatives held for hedging		21,147		—		21,147		(3,013)		—		18,134
Payable spot exchange		2,343,234		—		2,343,234		(2,342,116)		—		1,118
Repurchase agreements(1)		1,019,071		—		1,019,071		(1,019,071)		—		—
Securities borrowing agreements		784,892		—		784,892		(784,892)		—		—
Other financial instruments		16,724,449		(16,483,341)		241,108		(122,797)		—		118,311

Total	￦	22,658,574	￦	(16,483,341)	￦	6,175,233	￦	(5,595,638)	￦	—	￦	579,595

	2015
	Gross amounts of recognized financial liabilities		Gross amounts of recognized financial assets offset in the statement of financial position		Net amounts of financial liabilities presented in the statement of financial position		Non-offsetting amount				Net amount
							Financial instruments		Cash collateral received
	(In millions of Korean won)
Derivatives held for trading	￦	2,288,296	￦	—	￦	2,288,296	￦	(1,724,586)	￦	(4,632)	￦	559,078
Derivatives held for hedging		34,761		—		34,761		(14,417)		—		20,344
Payable spot exchange		2,842,407		—		2,842,407		(2,840,480)		—		1,927
Repurchase agreements(1)		1,817,754		—		1,817,754		(1,817,754)		—		—
Securities borrowing agreements		517,458		—		517,458		(517,458)		—		—
Other financial instruments		18,702,460		(18,460,062)		242,398		(118,652)		—		123,746

Total	￦	26,203,136	￦	(18,460,062)	￦	7,743,074	￦	(7,033,347)	￦	(4,632)	￦	705,095

(1)	Includes repurchase agreements sold to customers.

7. Due from financial institutions

The details of due from financial institutions as of December 31, 2014 and 2015, are as follows:

		Financial Institutions	Interest rate(%)	2014	2015
				(In millions of Korean won)
Due from financial institutions in Korean won	Due from Bank of Korea	Bank of Korea	0.00~1.50	￦6,283,230	￦6,376,961
	Due from banking institutions	KEB Hana Bank and others	0.00~3.30	1,191,877	1,610,649
	Due from others	Kyobo Securities Co., Ltd. and others	0.00~1.93	3,750,163	3,406,289

		Sub-total		11,225,270	11,393,899

Due from financial institutions in foreign currencies	Due from banks in foreign currencies	Bank of Korea and others	—	899,080	1,211,342
	Time deposits in foreign currencies	KEB Hana Bank and others	0.00~4.79	708,926	1,131,816
	Due from others	Bank of Japan and others	—	45,154	107,697

		Sub-total		1,653,160	2,450,855

		Total		￦12,878,430	￦13,844,754

Restricted due from financial institutions as of December 31, 2014 and 2015, are as follows:

		Financial Institutions	2014	2015	Reason for restriction
			(In millions of Korean won)
Due from financial institutions in Korean won	Due from Bank of Korea	Bank of Korea	￦6,283,230	￦6,376,961	Bank of Korea Act
	Due from Banking institutions	KEB Hana Bank and others	393,824	96,708	Agreement for allocation of deposit
	Due from others	The Korea Securities Finance Corporation and others	137,327	86,915	Market entry deposit and others

		Sub-total	6,814,381	6,560,584

Due from financial institutions in foreign currencies	Due from banks in foreign currencies	Bank of Korea and others	293,067	501,379	Bank of Korea Act and others
	Time deposit in foreign currencies	KEB Hana Bank and others	16,488	17,580	Bank Act of the State of New York
	Due from others	Samsung Future Inc. and others	8,158	44,698	Derivatives margin account and others

		Sub-total	317,713	563,657

		Total	￦7,132,094	￦7,124,241

8. Assets pledged as collateral

The details of assets pledged as collateral as of December 31, 2014 and 2015, are as follows:

		2014
Assets pledged	Pledgee	Carrying amount		Reason of pledge
		(In millions of Korean won)
Due from financial institutions	Korea Federation of Savings Banks and others	￦	166,344	Borrowings from Bank and others
Financial assets held for trading	Korea Securities Depository and others		999,412	Repurchase agreements
	Korea Securities Depository and others		959,858	Securities borrowing transactions
	Samsung Futures Inc. and others		17,521	Derivatives transactions
	Others		17,864	Others

	Sub-total		1,994,655

Available-for-sale financial assets	Korea Securities Depository and others		120,081	Securities borrowing transactions
	Samsung Futures Inc. and others		24,856	Derivatives transactions
	Others		39,100	Others

	Sub-total		184,037

Held-to-maturity financial assets	Korea Securities Depository and others		1,460,932	Repurchase agreements
	Bank of Korea		993,853	Borrowings from Bank of Korea
	Bank of Korea		1,440,821	Settlement risk of Bank of Korea
	Samsung Futures Inc. and others		285,023	Derivatives transactions
	Others		238,654	Others

	Sub-total		4,419,283

	Total	￦	6,764,319

		2015
Assets pledged	Pledgee	Carrying amount		Reason of pledge
		(In millions of Korean won)
Due from financial institutions	Korea Federation of Savings Banks and others	￦	178,968	Borrowings from Bank and others
Financial assets held for trading	Korea Securities Depository and others		1,383,203	Repurchase agreements
	Korea Securities Depository and others		694,242	Securities borrowing transactions
	Samsung Futures Inc. and others		26,229	Derivatives transactions
	Others		560,346	Others

	Sub-total		2,664,020

Available-for-sale financial assets	Korea Securities Depository and others		481,937	Repurchase agreements
	Korea Securities Depository and others		124,980	Securities borrowing transactions
	Bank of Korea		594,020	Borrowings from Bank of Korea
	Bank of Korea		61,410	Settlement risk of Bank of Korea
	Samsung Futures Inc. and others		432,591	Derivatives transactions
	Others		217,826	Others

	Sub-total		1,912,764

Held-to-maturity financial assets	Korea Securities Depository and others		101,942	Repurchase agreements
	Bank of Korea		820,872	Borrowings from Bank of Korea
	Bank of Korea		922,733	Settlement risk of Bank of Korea
	Samsung Futures Inc. and others		200,625	Derivatives transactions
	Others		189,814	Others

	Sub-total		2,235,986

Mortgage loans	Others		1,745,823	Covered bond

	Total	￦	8,737,561

The fair value of collateral available to sell or repledge, and collateral sold or repledged, regardless of debtor’s default, as of December 31, 2014 and 2015, are as follows:

	2014
	Fair value of collateral held		Fair value of collateral sold or repledged		Total
	(In millions of Korean won)
Securities	￦	3,601,032	￦	—	￦	3,601,032

Total	￦	3,601,032	￦	—	￦	3,601,032

	2015
	Fair value of collateral held		Fair value of collateral sold or repledged		Total
	(In millions of Korean won)
Securities	￦	2,045,575	￦	—	￦	2,045,575

Total	￦	2,045,575	￦	—	￦	2,045,575

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

In particular, the Group applies fair value hedge accounting using cross currency swaps, interest rate swaps and others to hedge the risk of changes in fair values due to the changes in interest rates and foreign exchange rates of structured debts in Korean won, financial debentures in foreign currencies, structured deposits in Korean won, and structured deposits in foreign currencies. In addition, the Group applies net investment hedge accounting by designating financial debentures in foreign currencies as hedging instruments to hedge foreign exchange risks on net investments in foreign operations.

The details of derivative financial instruments for trading as of December 31, 2014 and 2015, are as follows:

	2014
	Notional amount		Assets		Liabilities
	(In millions of Korean won)
Interest rate
Futures(1)	￦	678,798	￦	—	￦	—
Swaps		101,610,724		924,189		957,504
Options		8,398,000		86,277		128,185

Sub-total		110,687,522		1,010,466		1,085,689

Currency
Forwards		21,363,840		340,339		217,357
Futures(1)		632,430		46		289
Swaps		18,430,843		415,842		441,696
Options		616,977		6,057		6,078

Sub-total		41,044,090		762,284		665,420

Stock and index
Forwards		685,000		—		—
Futures(1)		162,766		90		753
Swaps		431,709		30,091		6,222
Options		1,860,561		31,632		8,199

Sub-total		3,140,036		61,813		15,174

Commodity
Futures(1)		765		7		9

Sub-total		765		7		9

Other		150,000		24,067		9,049

Total	￦	155,022,413	￦	1,858,637	￦	1,775,341

	2015
	Notional amount		Assets		Liabilities
	(In millions of Korean won)
Interest rate
Futures(1)	￦	1,412,251	￦	—	￦	—
Swaps		92,008,910		910,744		892,601
Options		5,874,500		73,724		133,087

Sub-total		99,295,661		984,468		1,025,688

Currency
Forwards		34,103,783		512,411		308,540
Futures(1)		606,297		150		44
Swaps		25,303,179		596,668		782,911
Options		373,241		2,197		3,526

Sub-total		60,386,500		1,111,426		1,095,021

Stock and index
Futures(1)		177,781		486		81
Swaps		1,297,420		9,690		122,188
Options		471,095		35,543		17,554

Sub-total		1,946,296		45,719		139,823

Credit
Swaps		600,000		13,408		13,413

Sub-total		600,000		13,408		13,413

Commodity
Futures(1)		2,885		31		—
Swaps		5,074		638		699

Sub-total		7,959		669		699

Other		793,200		10,281		8,150

Total	￦	163,029,616	￦	2,165,971	￦	2,282,794

(1)	A gain or loss from daily mark-to-market futures is reflected in the margin accounts.

Fair value hedge

The details of derivatives designated as fair value hedging instruments as of December 31, 2014 and 2015, are as follows:

	2014
	Notional amount		Assets		Liabilities
	(In millions of Korean won)
Interest rate
Swaps	￦	2,179,779	￦	109,293	￦	1,144
Other		140,000		260		2,281

Total	￦	2,319,779	￦	109,553	￦	3,425

	2015
	Notional amount		Assets		Liabilities
	(In millions of Korean won)
Interest rate
Swaps	￦	3,108,538	￦	91,341	￦	21,461
Currency
Forwards		331,533		800		7,637
Other		140,000		1,211		497

Total	￦	3,580,071	￦	93,352	￦	29,595

Gains and losses from fair value hedging instruments and hedged items attributable to the hedged risk for the years ended December 31, 2013, 2014 and 2015, are as follows:

	2013		2014		2015
	(In millions of Korean won)
Gains(losses) on hedging instruments	￦	(48,545)	￦	(26,320)	￦	(47,491)
Gains(losses) on the hedged item attributable to the hedged risk		81,428		42,393		48,265

Total	￦	32,883	￦	16,073	￦	774

Cash flow hedge

The details of derivatives designated as cash flow hedging instruments as of December 31, 2014 and 2015, are as follows:

	2014
	Notional amount		Assets		Liabilities
	(In millions of Korean won)
Interest rate
Swaps	￦	1,033,000	￦	—	￦	16,073
Currency
Swaps		329,760		—		2,551

Total	￦	1,362,760	￦	—	￦	18,624

	2015
	Notional amount		Assets		Liabilities
	(In millions of Korean won)
Interest rate
Swaps	￦	498,000	￦	—	￦	13,367
Currency
Swaps		351,600		18,789		—

Total	￦	849,600	￦	18,789	￦	13,367

Gains and losses from cash flow hedging instruments and hedged items attributable to the hedged risk for the years ended December 31, 2013, 2014 and 2015, are as follows:

	2013		2014		2015
	(In millions of Korean won)
Gains(losses) on hedging instruments	￦	(3,068)	￦	(8,289)	￦	24,047
Gains(losses) on the hedged item attributable to the hedged risk		(2,990)		(7,765)		23,368

Ineffectiveness recognized in profit or loss	￦	(78)	￦	(524)	￦	679

Amounts recognized in other comprehensive income and reclassified from equity to profit or loss for the years ended December 31, 2013, 2014 and 2015, are as follows:

	2013		2014		2015
	(In millions of Korean won)
Amount recognized in other comprehensive income	￦	(2,990)	￦	(7,765)	￦	23,368
Amount reclassified from equity to profit or loss		5,227		(5,426)		(22,118)
Tax effect		(619)		2,694		(525)

Total	￦	1,618	￦	(10,497)	￦	725

Hedges of a net investment in a foreign operation

The Group applies hedge accounting by designating non-derivative financial instruments as hedging instruments of a net investment in a foreign operation for year ended December 31, 2015.

The effective portion of gain(loss) on hedging instruments recognized in other comprehensive income(loss) is as follows:

2015
(In millions of Korean won)
Other comprehensive income(loss)	￦ (33,611)
Tax effect	8,134

Other comprehensive income(loss) after tax	￦ (25,477)

The fair value of non-derivative financial instruments designated as hedging instruments is as follows:

	2015
	(In millions of Korean won)
Financial debentures in foreign currencies	￦	582,205

Total	￦	582,205

10. Loans

Loans as of December 31, 2014 and 2015, are as follows:

	2014		2015
	(In millions of Korean won)
Loans	￦	233,300,563	￦	246,911,148
Deferred loan origination fees and costs		601,142		676,276
Less: Allowances for loan losses		(2,452,052)		(2,582,054)

Carrying amount	￦	231,449,653	￦	245,005,370

Loans to banks as of December 31, 2014 and 2015, are as follows:

	2014		2015
	(In millions of Korean won)
Loans	￦	6,208,391	￦	6,779,962
Less: Allowances for loan losses		—		(39)

Carrying amount	￦	6,208,391	￦	6,779,923

Loans to customers other than banks as of December 31, 2014 and 2015, consist of:

	2014
	Retail		Corporate		Credit card		Total
	(In millions of Korean won)
Loans in Korean won	￦	114,712,199	￦	85,633,171	￦	—	￦	200,345,370
Loans in foreign currencies		50,047		2,574,041		—		2,624,088
Domestic import usance bills		—		3,693,951		—		3,693,951
Off-shore funding loans		—		664,794		—		664,794
Call loans		—		292,043		—		292,043
Bills bought in Korean won		—		6,678		—		6,678
Bills bought in foreign currencies		—		1,958,251		—		1,958,251
Guarantee payments under payment guarantee		418		12,975		—		13,393
Credit card receivables in Korean won		—		—		11,629,215		11,629,215
Credit card receivables in foreign currencies		—		—		3,081		3,081
Reverse repurchase agreements		—		1,082,200		—		1,082,200
Privately placed bonds		—		743,348		—		743,348
Factored receivables		2,741,789		50,435		—		2,792,224
Lease receivables		808,866		50,973		—		859,839
Loans for installment credit		984,839		—		—		984,839

Sub-total		119,298,158		96,762,860		11,632,296		227,693,314

Proportion (%)		52.39		42.50		5.11		100.00
Allowances		(536,959)		(1,525,152)		(389,941)		(2,452,052)

Total	￦	118,761,199	￦	95,237,708	￦	11,242,355	￦	225,241,262

	2015
	Retail		Corporate		Credit card		Total
	(In millions of Korean won)
Loans in Korean won	￦	119,232,458	￦	93,544,200	￦	—	￦	212,776,658
Loans in foreign currencies		42,413		2,659,902		—		2,702,315
Domestic import usance bills		—		3,445,301		—		3,445,301
Off-shore funding loans		—		584,914		—		584,914
Call loans		—		198,045		—		198,045
Bills bought in Korean won		—		5,257		—		5,257
Bills bought in foreign currencies		—		2,812,217		—		2,812,217
Guarantee payments under payment guarantee		109		26,129		—		26,238
Credit card receivables in Korean won		—		—		12,131,776		12,131,776
Credit card receivables in foreign currencies		—		—		4,149		4,149
Reverse repurchase agreements		—		228,000		—		228,000
Privately placed bonds		—		822,037		—		822,037
Factored receivables		2,658,457		48,568		—		2,707,025
Lease receivables		1,149,352		61,054		—		1,210,406
Loans for installment credit		1,153,124		—		—		1,153,124

Sub-total		124,235,913		104,435,624		12,135,925		240,807,462

Proportion (%)		51.59		43.37		5.04		100.00
Allowances		(491,352)		(1,692,313)		(398,350)		(2,582,015)

Total	￦	123,744,561	￦	102,743,311	￦	11,737,575	￦	238,225,447

The changes in deferred loan origination fees and costs for the years ended December 31, 2014 and 2015, are as follows:

	2014
	Beginning		Increase		Decrease		Business Combination		Others		Ending
	(In millions of Korean won)
Deferred loan origination costs
Loans in Korean won	￦	510,901	￦	402,415	￦	310,681	￦	24,656	￦	—	￦	627,291
Other origination costs		377		40,693		63,486		79,907		—		57,491

Sub-total		511,278		443,108		374,167		104,563		—		684,782

Deferred loan origination fees
Loans in Korean won		80,363		51,216		71,495		2,272		—		62,356
Other origination fees		7,670		10,526		25,564		28,645		7		21,284

Sub-total		88,033		61,742		97,059		30,917		7		83,640

Total	￦	423,245	￦	381,366	￦	277,108	￦	73,646	￦	(7)	￦	601,142

	2015
	Beginning		Increase		Decrease		Others		Ending
	(In millions of Korean won)
Deferred loan origination costs
Loans in Korean won	￦	627,291	￦	499,488	￦	467,226	￦	—	￦	659,553
Other origination costs		57,491		66,992		46,575		—		77,908

Sub-total		684,782		566,480		513,801		—		737,461

Deferred loan origination fees
Loans in Korean won		62,356		39,221		57,857		—		43,720
Other origination fees		21,284		13,726		17,554		9		17,465

Sub-total		83,640		52,947		75,411		9		61,185

Total	￦	601,142	￦	513,533	￦	438,390	￦	(9)	￦	676,276

11. Allowances for Loan Losses

The changes in the allowances for loan losses for the years ended December 31, 2014 and 2015, are as follows:

	2014
	Retail		Corporate		Credit card		Total
	(In millions of Korean won)
Beginning	￦	580,510	￦	1,870,874	￦	409,800	￦	2,861,184
Written-off		(576,084)		(1,087,897)		(427,059)		(2,091,040)
Recoveries from written-off loans		139,131		260,574		131,046		530,751
Sale		(6,736)		(65,163)		—		(71,899)
Provision(1)		341,783		589,913		279,413		1,211,109
Business combination		58,346		24,294		—		82,640
Other changes		9		(67,443)		(3,259)		(70,693)

Ending	￦	536,959	￦	1,525,152	￦	389,941	￦	2,452,052

	2015
	Retail		Corporate		Credit card		Total
	(In millions of Korean won)
Beginning	￦	536,959	￦	1,525,152	￦	389,941	￦	2,452,052
Written-off		(354,107)		(688,330)		(376,523)		(1,418,960)
Recoveries from written-off loans		195,438		159,490		138,318		493,246
Sale		(4,052)		(46,157)		—		(50,209)
Provision(1)		115,997		728,319		255,390		1,099,706
Other changes		1,117		13,878		(8,776)		6,219

Ending	￦	491,352	￦	1,692,352	￦	398,350	￦	2,582,054

(1)

Provision for credit losses in statements of comprehensive income also include provision(reversal) for unused commitments and guarantees (Note 23), reversal for financial guarantees contracts (Note 23), and provision for other financial assets (Note 18).

12. Financial assets at fair value through profit or loss and Financial investments

The details of financial assets at fair value through profit or loss and financial investments as of December 31, 2014 and 2015, are as follows:

	2014		2015
	(In millions of Korean won)
Financial assets held for trading
Debt securities:
Government and public bonds	￦	3,067,490	￦	2,509,783
Financial bonds		4,049,449		3,973,387
Corporate bonds		1,826,682		2,106,163
Asset-backed securities		318,893		316,485
Others		449,694		418,325
Equity securities:
Stocks		69,736		38,124
Beneficiary certificates		288,281		603,769
Others		51,345		69,060

Sub-total		10,121,570		10,035,096

Financial assets designated at fair value through profit or loss
Debt securities:
Corporate bonds		—		145,542
Equity securities:
Beneficiary certificates		134,172		195,536
Derivative linked securities		502,168		797,890

Sub-total		636,340		1,138,968

Total financial assets at fair value through profit or loss	￦	10,757,910	￦	11,174,064

Available-for-sale financial assets
Debt securities:
Government and public bonds	￦	4,702,036	￦	3,756,819
Financial bonds		6,980,846		7,241,493
Corporate bonds		6,119,889		4,979,535
Asset-backed securities		1,211,343		5,215,974
Others		345,708		416,842
Equity securities:
Stocks		2,402,675		2,045,381
Equity investments and others		74,596		66,246
Beneficiary certificates		554,373		1,264,941

Sub-total		22,391,466		24,987,231

Held-to-maturity financial assets
Debts securities:
Government and public bonds		3,556,913		2,592,221
Financial bonds		1,262,187		1,863,810
Corporate bonds		7,277,779		5,529,595
Asset-backed securities		472,275		4,163,902

Sub-total		12,569,154		14,149,528

Total financial investments	￦	34,960,620	￦	39,136,759

The impairment losses and the reversal of impairment losses in financial investments for the years ended December 31, 2013, 2014 and 2015, are as follows:

	2013
	Impairment		Reversal		Net
	(In millions of Korean won)
Available-for-sale financial assets	￦	163,464	￦	—	￦	163,464
Held-to-maturity financial assets		5		—		5

Total	￦	163,469	￦	—	￦	163,469

	2014
	Impairment		Reversal		Net
	(In millions of Korean won)
Available-for-sale financial assets	￦	195,929	￦	260	￦	195,669

Total	￦	195,929	￦	260	￦	195,669

	2015
	Impairment		Reversal		Net
	(In millions of Korean won)
Available-for-sale financial assets	￦	(227,588)	￦	265	￦	(227,323)

Total	￦	(227,588)	￦	265	￦	(227,323)

13. Investments in associates

Investments in associates as of December 31, 2014 and 2015, are as follows:

	2014
	Ownership (%)	Acquisition cost		Share of net asset amount		Carrying amount		Industry	Location
		(In millions of Korean won)
Associates
Balhae Infrastructure Fund(2)	12.61	￦	122,623	￦	125,119	￦	125,119	Investment finance	Korea
Korea Credit Bureau Co., Ltd.(2)	9.00		4,500		4,222		4,222	Credit information	Korea
UAMCO., Ltd.(2)	17.50		85,050		114,240		121,182	Other finance	Korea
JSC Bank CenterCredit
Ordinary share(3)	29.56		954,104		36,763		29,279	Banking	Kazakhstan
Preference share(3)	93.15
KoFC KBIC Frontier Champ 2010-5(PEF)(10)	50.00		31,635		26,176		23,559	Investment finance	Korea
United PF 1st Recovery Private Equity Fund(2)	17.72		191,617		203,270		198,089	Other finance	Korea
CH Engineering Co., Ltd.(8)	41.73		—		178		20	Architectural design and service	Korea
Shinla Construction Co., Ltd.	20.24		—		(504)		—	Specialty construction	Korea
KB GwS Private Securities Investment Trust	26.74		113,880		127,525		124,074	Investment finance	Korea
Incheon Bridge Co., Ltd.(2)	14.99		24,677		(1,716)		—	Operation of highways and related facilities	Korea
KB Star office Private real estate Investment Trust No.1	21.05		20,000		20,402		19,989	Investment finance	Korea
KoFC POSCO HANHWA KB Shared Growth Private Equity Fund	25.00		26,250		23,204		22,329	Investment finance	Korea
NPS KBIC Private Equity Fund No. 1(2)	2.56		3,393		—		—	Investment finance	Korea
KBIC Private Equity Fund No. 3(2)	2.00		2,050		2,287		2,287	Investment finance	Korea
KB-Glenwood Private Equity Fund(2)	0.03		10		10		10	Investment finance	Korea
Terra Co., Ltd.	24.06		—		(99)		—	Manufacture of hand-operated kitchen appliances and metal ware	Korea
KB No.3 Special Purpose Acquisition Company(2)	0.19		20		39		39	Special Purpose Acquisition Company	Korea
KB No.4 Special Purpose Acquisition Company(2)	0.19		30		38		38	Special Purpose Acquisition Company	Korea
KB No.5 Special Purpose Acquisition Company(2), (4)	0.19		10		19		19	Special Purpose Acquisition Company	Korea
KB No.6 Special Purpose Acquisition Company(2), (5)	0.25		40		77		77	Special Purpose Acquisition Company	Korea

Total		￦	1,579,889	￦	681,250	￦	670,332

	2015
	Ownership (%)	Acquisition cost		Share of net asset amount		Carrying amount		Industry	Location
		(In millions of Korean won)
Associates
KB Insurance Co., Ltd.(1)	33.29	￦	882,134	￦	1,077,380	￦	1,077,014	Non-life insurance	Korea
Balhae Infrastructure Fund(2)	12.61		125,462		128,275		128,275	Investment finance	Korea
Korea Credit Bureau Co., Ltd.(2)	9.00		4,500		4,580		4,580	Credit information	Korea
UAMCO., Ltd.(2)	17.50		85,050		125,822		129,707	Other finance	Korea
JSC Bank CenterCredit
Ordinary share(3)	29.56		954,104		(21,990)		—	Banking	Kazakhstan
Preference share(3)	93.15
KoFC KBIC Frontier Champ 2010-5(PEF)(10)	50.00		26,885		25,895		25,508	Investment finance	Korea
United PF 1st Recovery Private Equity Fund(2)	17.73		172,441		187,596		183,117	Other finance	Korea
Shinla Construction Co., Ltd.	20.24		—		(518)		—	Specialty construction	Korea
KB GwS Private Securities Investment Trust	26.74		113,880		131,011		127,539	Investment finance	Korea
Incheon Bridge Co., Ltd.(2)	14.99		24,677		(1,879)		—	Operation of highways and related facilities	Korea
KoFC POSCO HANHWA KB Shared Growth Private Equity Fund	25.00		30,950		29,090		28,470	Investment finance	Korea
Terra Co., Ltd.	24.06		—		37		21	Manufacture of hand-operated kitchen appliances and metal ware	Korea
MJT&I Co., Ltd.(9)	22.89		—		(580)		149	Wholesale of other goods	Korea
Jungdong Steel Co., Ltd.(9)	42.88		—		87		33	Wholesale of primary metal	Korea
Doosung Metal Co., Ltd.(9)	35.63		—		(47)		—	Manufacture of metal products	Korea
Myungwon Tech Co., Ltd.(9)	25.62		—		(447)		—	Manufacture of automobile parts	Korea
Shinhwa Underwear Co., Ltd.(9)	26.24		—		(186)		56	Manufacture of underwears and sleepwears	Korea
Dpaps Co., Ltd.(9)	38.62		—		339		—	Wholesale of paper products	Korea
Ejade Co., Ltd.(9)	25.67		—		591		—	Wholesale of underwears	Korea
KB Star office Private real estate Investment Trust No.1	21.05		20,000		20,328		19,915	Investment finance	Korea
NPS KBIC Private Equity Fund No. 1(2)	2.56		3,393		—		—	Investment finance	Korea
KBIC Private Equity Fund No. 3(2)	2.00		2,050		2,348		2,348	Investment finance	Korea
Sawnics Co., Ltd.	26.93		1,500		1,397		1,397	Manufacture of mobile phone parts	Korea
KB-Glenwood Private Equity Fund(2)	0.03		10		10		10	Investment finance	Korea
KB No.5 Special Purpose Acquisition Company(2), (4)	0.19		10		20		20	Special Purpose Acquisition Company	Korea
KB No.6 Special Purpose Acquisition Company(2), (5)	0.25		40		78		78	Special Purpose Acquisition Company	Korea
KB No.7 Special Purpose Acquisition Company(2), (6)	0.93		50		88		88	Special Purpose Acquisition Company	Korea
KB No.8 Special Purpose Acquisition Company(2), (7)	0.10		10		19		19	Special Purpose Acquisition Company	Korea
KB No.9 Special Purpose Acquisition Company(2)	4.97		16		15		15	Special Purpose Acquisition Company	Korea
SY Auto Capital Co., Ltd.	49.00		9,800		9,481		9,481	Automobile installment	Korea

Total		￦	2,456,962	￦	1,718,840	￦	1,737,840

(1)	The fair value of KB Insurance Co., Ltd., reflecting the published market price, as of December 31, 2015, amounts to ￦583,205 million.
(2)

As of December 31, 2014 and 2015, the Group is represented in the governing bodies of its associates. Therefore, the Group has significant influence over the decision-making process relating to their financial and business policies.

(3)

Fair values of ordinary shares of JSC Bank CenterCredit, reflecting the published market price, as of December 31, 2014 and 2015, are ￦42,945 million and ￦21,863 million, respectively. The Group determined that ordinary shares and convertible preference shares issued by JSC Bank CenterCredit are the same in economic substance except for the voting rights, and therefore, the equity method of accounting is applied on the basis of single ownership ratio of 41.93%, calculated based on ordinary and convertible preference shares held by the Group against the total outstanding ordinary and convertible preference shares issued by JSC Bank CenterCredit.

(4)	The fair value of KB No.5 Special Purpose Acquisition Company, reflecting the quoted market price as of December 31, 2014 and 2015, amounts to ￦20 million and ￦20 million, respectively.
(5)	The fair value of KB No.6 Special Purpose Acquisition Company, reflecting the quoted market price as of December 31, 2014 and 2015, amounts to ￦84 million and ￦74 million, respectively.
(6)	The fair value of KB No.7 Special Purpose Acquisition Company, reflecting the quoted market price as of December 31, 2015, amounts to ￦102 million.
(7)	The fair value of KB No.8 Special Purpose Acquisition Company, reflecting the quoted market price as of December 31, 2015, amounts to ￦20 million.
(8)	On June 23, 2015, the Group lost significant influence as the Seoul District Court approved the bankruptcy.
(9)	The investment in associates was reclassified from available-for-sale financial assets due to termination of rehabilitation procedures.
(10)

Although the Group holds over than a majority of the investee’s voting rights, other limited partners have a right to replace general partners. Therefore, the company has been classified as investment in associates.

Summarized financial information on major associates:

	2014(1)
	Total assets		Total liabilities		Capital stock		Equity		Share of net asset amount		Unrealized gains		Consolidated carrying amount
	(In millions of Korean won)
Associates
Balhae Infrastructure Fund	￦	994,768	￦	2,158	￦	999,430	￦	992,610	￦	125,119	￦	—	￦	125,119
Korea Credit Bureau Co., Ltd.		54,717		7,806		10,000		46,911		4,222		—		4,222
UAMCO., Ltd.		4,357,490		3,688,589		2,430		668,901		114,240		6,942		121,182
JSC Bank CenterCredit		6,278,391		6,156,255		546,794		122,136		36,763		(7,484)		29,279
KoFC KBIC Frontier Champ 2010-5(PEF)		52,499		148		63,270		52,351		26,176		(2,617)		23,559
United PF 1st Recovery Private Equity Fund		1,187,406		40,240		1,081,400		1,147,166		203,270		(5,181)		198,089
CH Engineering Co., Ltd.(2)		1,086		659		158		427		178		(158)		20
KB GwS Private Securities Investment Trust		477,646		738		425,814		476,908		127,525		(3,451)		124,074
Incheon Bridge Co., Ltd.		727,659		739,105		164,621		(11,446)		(1,716)		1,716		—
KB Star office Private real estate Investment Trust No.1		218,250		121,341		95,000		96,909		20,402		(413)		19,989
KoFC POSCO HANHWA KB Shared Growth Private Equity Fund		94,731		1,917		105,000		92,814		23,204		(875)		22,329
NPS KBIC Private Equity Fund No. 1		151		146		—		5		—		—		—
KBIC Private Equity Fund No. 3		114,575		162		102,500		114,413		2,287		—		2,287
KB-Glenwood Private Equity Fund		30,558		1,804		31,100		28,754		10		—		10
KB No.3 Special Purpose Acquisition Company		21,904		1,531		1,052		20,373		39		—		39
KB No.4 Special Purpose Acquisition Company		22,567		2,382		1,052		20,185		38		—		38
KB No.5 Special Purpose Acquisition Company		12,399		2,382		522		10,017		19		—		19
KB No.6 Special Purpose Acquisition Company		34,434		3,515		1,600		30,919		77		—		77

Total									￦	681,853	￦	(11,521)	￦	670,332

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

	2014(1)
	Operating income		Profit (Loss)		Other comprehensive income(loss)		Total comprehensive income(loss)		Dividends
	(In millions of Korean won)
Associates
Balhae Infrastructure Fund	￦	53,100	￦	44,616	￦	—	￦	44,616	￦	6,280
Korea Credit Bureau Co., Ltd.		46,111		114		—		114		—
UAMCO., Ltd.		548,990		57,438		—		57,438		35,041
JSC Bank CenterCredit		425,506		(22,973)		(26,987)		(49,960)		2
KoFC KBIC Frontier Champ 2010-5(PEF)		16,942		957		(3,249)		(2,292)		3,230
United PF 1st Recovery Private Equity Fund		105,369		(1,962)		—		(1,962)		—
CH Engineering Co., Ltd.(2)		787		251		—		251		—
KB GwS Private Securities Investment Trust		39,207		38,207		—		38,207		9,229
Incheon Bridge Co., Ltd.		83,578		(8,185)		—		(8,185)		—
KB Star office Private real estate Investment Trust No.1		17,413		8,585		—		8,585		1,752
KoFC POSCO HANHWA KB Shared Growth Private Equity Fund		9,228		3,771		(6,337)		(2,566)		—
NPS KBIC Private Equity Fund No. 1		59,068		55,241		(53,847)		1,394		4,274
KBIC Private Equity Fund No. 3		3,539		3,222		—		3,222		—
KB-Glenwood Private Equity Fund		—		(10)		—		(10)		—
KB No.3 Special Purpose Acquisition Company		—		(392)		—		(392)		—
KB No.4 Special Purpose Acquisition Company		—		(313)		—		(313)		—
KB No.5 Special Purpose Acquisition Company		—		(193)		—		(193)		—
KB No.6 Special Purpose Acquisition Company		—		(555)		—		(555)		—

(1)

The amounts included in the financial statements of the associates are adjusted to reflect adjustments made by the entity, such as fair value adjustments made at the time of acquisition and adjustments for differences in accounting policies.

(2)

As the financial statements as of December 31, 2014 are not available, the Group applied the equity method by using the financial statements as of November 30, 2014, adjusted for the effects of significant transactions or events that occurred between the date of those financial statements and the date of the consolidated financial statements.

	2015(1)
	Total assets		Total liabilities		Capital stock		Equity		Share of net asset amount		Unrealized gains		Consolidated carrying amount
	(In millions of Korean won)
Associates
KB Insurance Co., Ltd.
(initial acquisition 22.59%)	￦	29,007,556	￦	25,769,760	￦	30,000	￦	3,237,796	￦	724,599	￦	(366)	￦	1,077,014
(additional acquisition 10.70%)		29,127,877		25,798,877		30,000		3,329,000		352,781
Balhae Infrastructure Fund		1,019,844		2,198		1,021,953		1,017,646		128,275		—		128,275
Korea Credit Bureau Co., Ltd.		63,960		13,076		10,000		50,884		4,580		—		4,580
UAMCO., Ltd.		4,068,353		3,331,647		2,430		736,706		125,822		3,885		129,707
JSC Bank CenterCredit		4,672,327		4,710,972		546,794		(38,645)		(21,990)		21,990		—
KoFC KBIC Frontier Champ 2010-5(PEF)		51,934		145		53,770		51,789		25,895		(387)		25,508
United PF 1st Recovery Private Equity Fund		1,088,325		30,390		973,258		1,057,935		187,596		(4,479)		183,117
KB GwS Private Securities Investment Trust		490,606		741		425,814		489,865		131,011		(3,472)		127,539
Incheon Bridge Co., Ltd.		696,390		708,926		164,621		(12,536)		(1,879)		1,879		—
KB Star office Private real estate Investment Trust No. 1		218,308		121,749		95,000		96,559		20,328		(413)		19,915
KoFC POSCO HANHWA KB Shared Growth Private Equity Fund		117,473		1,112		123,800		116,361		29,090		(620)		28,470
NPS KBIC Private Equity Fund No. 1		141		146		—		(5)		—		—		—
KBIC Private Equity Fund No. 3		117,535		87		102,500		117,448		2,348		—		2,348
KB-Glenwood Private Equity Fund		30,558		2,661		31,100		27,897		10		—		10
KB No.5 Special Purpose Acquisition Company		12,576		2,140		522		10,436		20		—		20
KB No.6 Special Purpose Acquisition Company		34,792		3,673		1,600		31,119		78		—		78
KB No.7 Special Purpose Acquisition Company		10,446		1,145		535		9,301		88		—		88
KB No.8 Special Purpose Acquisition Company		22,380		2,495		1,031		19,885		19		—		19
KB No.9 Special Purpose Acquisition Company		2,992		2,689		32		303		15		—		15
SY Auto Capital Co., Ltd.		19,609		259		20,000		19,350		9,481		—		9,481

Total									￦	1,718,167	￦	18,017	￦	1,736,184

	2015(1)
	Operating income		Profit (Loss)		Other comprehensive income(loss)		Total comprehensive income(loss)		Dividends
	(In millions of Korean won)
Associates
KB Insurance Co., Ltd.(2)
(initial acquisition 22.59%)	￦	5,488,210	￦	71,980	￦	14,726	￦	86,706	￦	—
(additional acquisition 10.70%)		2,545,858		21,815		(35,440)		(13,625)
Balhae Infrastructure Fund		50,214		41,594		—		41,594		4,926
Korea Credit Bureau Co., Ltd.		53,184		2,005		1,098		3,103		—
UAMCO., Ltd.		452,759		68,078		(276)		67,802		—
JSC Bank CenterCredit		320,307		(159,985)		452		(159,533)		1
KoFC KBIC Frontier Champ 2010-5(PEF)		10,977		9,292		(331)		8,961		—
United PF 1st Recovery Private Equity Fund		99,712		18,911		—		18,911		—
KB GwS Private Securities Investment Trust		40,454		39,454		—		39,454		7,086
Incheon Bridge Co., Ltd.		87,230		(803)		—		(803)		—
KB Star office Private real estate Investment Trust No.1		15,990		7,727		—		7,727		1,620
KoFC POSCO HANHWA KB Shared Growth Private Equity Fund		8,915		(3,117)		7,978		4,861		—
NPS KBIC Private Equity Fund No. 1		—		(11)		—		(11)		—
KBIC Private Equity Fund No. 3		3,362		3,045		—		3,045		—
KB-Glenwood Private Equity Fund		—		(390)		—		(390)		—
KB No.5 Special Purpose Acquisition Company		—		278		—		278		—
KB No.6 Special Purpose Acquisition Company		—		781		—		781		—
KB No.7 Special Purpose Acquisition Company		—		(14)		—		(14)		—
KB No.8 Special Purpose Acquisition Company		—		(404)		—		(404)		—
KB No.9 Special Purpose Acquisition Company		—		(11)		—		(11)		—
SY Auto Capital Co., Ltd.		42		(651)		—		(651)		—

(1)

The amounts included in the financial statements of the associates are adjusted to reflect adjustments made by the entity, such as fair value adjustments made at the time of acquisition and adjustments for differences in accounting policies.

(2)	The amounts disclosed are for the period from the deemed acquisition date to the year end.

The changes in investments in associates for the years ended December 31, 2014 and 2015, are as follows:

	2014
	Beginning		Acquisition and others		Disposal and others		Dividends		Gains (losses)		Other compre- hensive income		Impairment loss		Ending
	(In millions of Korean won)
Associates
Balhae Infrastructure Fund	￦	124,968	￦	807	￦	—	￦	(6,280)	￦	5,624	￦	—	￦	—	￦	125,119
Korea Credit Bureau Co., Ltd.		4,185		—		—		—		37		—		—		4,222
UAMCO., Ltd.		150,826		—		—		(35,041)		5,397		—		—		121,182
JSC Bank CenterCredit		68,110		—		—		(2)		(6,278)		(32,551)		—		29,279
KoFC KBIC Frontier Champ 2010-5(PEF)		45,393		50		(15,995)		(3,230)		(5,877)		3,586		(368)		23,559
Semiland Co., Ltd.		2,639		—		(2,628)		(11)		—		—		—		—
United PF 1st Recovery Private Equity Fund		197,941		—		—		—		148		—		—		198,089
CH Engineering Co., Ltd.		—		—		—		—		20		—		—		20
Kores Co., Ltd.		1,505		—		(1,505)		—		—		—		—		—
KB GwS Private Securities Investment Trust		123,085		—		—		(9,229)		10,218		—		—		124,074
KB Star office Private real estate Investment Trust No.1		19,934		—		—		(1,752)		1,807		—		—		19,989
KoFC POSCO HANHWA KB Shared Growth Private Equity Fund		10,329		12,225		—		—		1,880		(2,105)		—		22,329
NPS KBIC Private Equity Fund No. 1		4,238		—		—		(4,274)		1,414		(1,378)		—		—
KBIC Private Equity Fund No. 3		2,223		—		—		—		64		—		—		2,287
KB-Glenwood Private Equity Fund 1		10		—		—		—		—		—		—		10
Terra Co., Ltd.		4		—		—		—		(4)		—		—		—
KB No.2 Special Purpose Acquisition Company		—		15		(15)		—		—		—		—		—
KB No.3 Special Purpose Acquisition Company		—		20		—		—		19		—		—		39
KB No.4 Special Purpose Acquisition Company		—		4,483		(4,453)		—		8		—		—		38
KB No.5 Special Purpose Acquisition Company		—		10		—		—		9		—		—		19
KB No.6 Special Purpose Acquisition Company		—		40		—		—		37		—		—		77

Total	￦	755,390	￦	17,650	￦	(24,596)	￦	(59,819)	￦	14,523	￦	(32,448)	￦	(368)	￦	670,332

	2015
	Beginning		Acquisition		Disposal		Dividends		Gains (losses)		Other compre- hensive income		Others		Ending
	(In millions of Korean won)
Associates
KB Insurance Co., Ltd.(1)	￦	—	￦	882,134	￦	—	￦	—	￦	195,344	￦	(464)	￦	—	￦	1,077,014
Balhae Infrastructure Fund		125,119		2,839		—		(4,926)		5,243		—		—		128,275
Korea Credit Bureau Co., Ltd.		4,222		—		—		—		259		99		—		4,580
UAMCO., Ltd.		121,182		—		—		—		8,525		—		—		129,707
JSC Bank CenterCredit		29,279		—		—		(1)		(29,278)		—		—		—
KoFC KBIC Frontier Champ 2010-5(PEF)		23,559		—		(4,750)		—		7,894		(1,195)		—		25,508
United PF 1st Recovery Private Equity Fund		198,089		—		(19,028)		—		4,056		—		—		183,117
KB GwS Private Securities Investment Trust		124,074		—		—		(7,086)		10,551		—		—		127,539
KoFC POSCO HANHWA KB Shared Growth Private Equity Fund		22,329		7,450		(2,750)		—		(1,158)		2,599		—		28,470
CH Engineering Co., Ltd.		20		—		—		—		(20)		—		—		—
Terra Co., Ltd.		—		—		—		—		21		—		—		21
MJT&I Co., Ltd.		—		—		—		—		149		—		—		149
Jungdong Steel Co., Ltd.		—		—		—		—		33		—		—		33
Shinhwa Underwear Co., Ltd.		—		—		—		—		56		—		—		56
KB Star office Private real estate Investment Trust No.1		19,989		—		—		(1,620)		1,546		—		—		19,915
KBIC Private Equity Fund No. 3		2,287		—		—		—		61		—		—		2,348
Sawnics Co., Ltd.		—		1,500		—		—		(103)		—		—		1,397
E-clear International Co., Ltd.		—		600		(600)		—		—		—		—		—
KB-Glenwood Private Equity Fund		10		—		—		—		—		—		—		10
KB No.3 Special Purpose Acquisition Company		39		—		(39)		—		—		—		—		—
KB No.4 Special Purpose Acquisition Company		38		—		(38)		—		—		—		—		—
KB No.5 Special Purpose Acquisition Company		19		—		—		—		1		—		—		20
KB No.6 Special Purpose Acquisition Company		77		—		—		—		2		(1)		—		78
KB No.7 Special Purpose Acquisition Company(2)		—		50		—		—		—		—		38		88
KB No.8 Special Purpose Acquisition Company(3)		—		10		—		—		(1)		—		10		19
KB No.9 Special Purpose Acquisition Company		—		16		—		—		(1)		—		—		15
SY Auto Capital Co., Ltd.		—		9,800		—		—		(319)		—		—		9,481

Total	￦	670,332	￦	904,399	￦	(27,205)	￦	(13,633)	￦	202,861	￦	1,038	￦	48	￦	1,737,840

(1)	Gain on valuation of equity-method investments amounting to ￦177,114 million of KB Insurance Co., Ltd. was recognized due to gains on bargain purchase.
(2)	Other gain of KB No.7 Special Purpose Acquisition Company amounting to ￦38 million represents the changes in interests due to unequal paid-in capital increase in the associate.
(3)	Other gain of KB No.8 Special Purpose Acquisition Company amounting to ￦10 million represents the changes in interests due to unequal paid-in capital increase in the associate.

Accumulated unrecognized share of losses in investments in associates due to discontinuation of applying the equity method for the years ended December 31, 2014 and 2015, are as follows:

	2014				2015
	Unrecognized loss		Accumulated unrecognized loss		Unrecognized loss		Accumulated unrecognized loss
	(In millions of Korean won)
JSC Bank CenterCredit	￦	—	￦	—	￦	103,453	￦	103,453
Incheon Bridge Co., Ltd.		1,287		1,716		163		1,879
Shinla Construction Co., Ltd.		34		134		14		148
Doosung Metal Co., Ltd		—		—		49		49
Myeongwon Tech Co., Ltd		—		—		43		43
Terra Corporation		115		115		—		—

14. Property and Equipment, and Investment Property

The details of property and equipment as of December 31, 2014 and 2015, are as follows:

	2014
	Acquisition cost		Accumulated depreciation		Accumulated impairment losses		Carrying amount
	(In millions of Korean won)
Land	￦	1,970,010	￦	—	￦	—	￦	1,970,010
Buildings		1,231,645		(373,306)		(2,117)		856,222
Leasehold improvements		602,438		(549,942)		—		52,496
Equipment and vehicles		1,725,901		(1,561,480)		—		164,421
Construction in-progress		7,946		—		—		7,946
Financial lease assets		32,965		(1,075)		—		31,890

Total	￦	5,570,905	￦	(2,485,803)	￦	(2,117)	￦	3,082,985

	2015
	Acquisition cost		Accumulated depreciation		Accumulated impairment losses		Carrying amount
	(In millions of Korean won)
Land	￦	2,081,704	￦	—	￦	(1,018)	￦	2,080,686
Buildings		1,351,011		(408,339)		(5,859)		936,813
Leasehold improvements		629,956		(575,112)		—		54,844
Equipment and vehicles		1,640,777		(1,446,285)		—		194,492
Construction in-progress		635		—		—		635
Financial lease assets		33,505		(13,592)		—		19,913

Total	￦	5,737,588	￦	(2,443,328)	￦	(6,877)	￦	3,287,383

The changes in property and equipment for the years ended December 31, 2014 and 2015, are as follows:

	2014
	Beginning		Acquisition		Transfers(1)		Disposal		Depreciation(2)		Business Combination		Others		Ending
	(In millions of Korean won)
Land	￦	1,991,831	￦	11,371	￦	(37,017)	￦	—	￦	—	￦	3,850	￦	(25)	￦	1,970,010
Buildings		864,549		12,884		2,044		—		(29,335)		6,159		(79)		856,222
Leasehold improvement		56,024		3,854		30,420		(605)		(40,570)		791		2,582		52,496
Equipment and vehicles		139,539		110,269		1,947		(333)		(90,200)		2,285		914		164,421
Construction in-progress		—		63,629		(55,683)		—		—		—		—		7,946
Financial lease assets		8,900		40,873		(1,947)		—		(15,936)		—		—		31,890

Total	￦	3,060,843	￦	242,880	￦	(60,236)	￦	(938)	￦	(176,041)	￦	13,085	￦	3,392	￦	3,082,985

	2015
	Beginning		Acquisition		Transfers(1)		Disposal		Depreciation(2)		Others		Ending
	(In millions of Korean won)
Land	￦	1,970,010	￦	6,039	￦	104,923	￦	(297)	￦	—	￦	11	￦	2,080,686
Buildings		856,222		9,946		102,760		(898)		(30,712)		(505)		936,813
Leasehold improvement		52,496		6,549		30,797		(1,495)		(38,049)		4,546		54,844
Equipment and vehicles		164,421		139,122		—		(875)		(108,242)		66		194,492
Construction in-progress		7,946		67,554		(74,867)		—		—		2		635
Financial lease assets		31,890		554		—		—		(12,518)		(13)		19,913

Total	￦	3,082,985	￦	229,764	￦	163,613	￦	(3,565)	￦	(189,521)	￦	4,107	￦	3,287,383

(1)	Including transfers with investment property and assets held for sale.
(2)

Including depreciation cost and others ￦82 million and ￦94 million recorded in other operating expenses in the statements of comprehensive income for the years ended December 31, 2014 and 2015, respectively.

The changes in accumulated impairment losses of property and equipment for the years ended December 31, 2014 and 2015, are as follows:

2014
Beginning		Impairment		Reversal		Others		Ending
(In millions of Korean won)
￦	(2,117)	￦	—	￦	—	￦	—	￦ (2,117)

2015
Beginning		Impairment	Reversal		Others	Ending
(In millions of Korean won)
￦	(2,117)	￦ (557)	￦	—	￦ (4,203)	￦ (6,877)

The details of investment property as of December 31, 2014 and 2015, are as follows:

	2014
	Acquisition cost		Accumulated depreciation		Accumulated impairment losses		Carrying amount
	(In millions of Korean won)
Land	￦	229,437	￦	—	￦	(738)	￦	228,699
Buildings		157,885		(9,040)		—		148,845

Total	￦	387,322	￦	(9,040)	￦	(738)	￦	377,544

	2015
	Acquisition cost		Accumulated depreciation		Accumulated impairment losses		Carrying amount
	(In millions of Korean won)
Land	￦	125,291	￦	—	￦	(738)	￦	124,553
Buildings		97,676		(10,414)		—		87,262

Total	￦	222,967	￦	(10,414)	￦	(738)	￦	211,815

The valuation technique and input variables that are used to measure the fair value of investment property as of December 31, 2015, are as follows:

	2015
	Fair value		Valuation technique	Inputs
	(In millions of Korean won)
Land and buildings	￦	404,713	Cost Approach Method	- Price per square meter - Replacement cost

As of December 31, 2014 and 2015, fair values of the investment properties amount to ￦379,812 million and ￦404,713 million, respectively. The investment properties were measured by qualified independent appraisers with experience in valuing similar properties in the same area. In addition, per the fair value hierarchy on Note 6.1, the fair value hierarchy of all investment properties has been categorized and classified as Level 3.

Rental income from the above investment properties for the years ended December 31, 2014 and 2015, amounts to ￦7,107 million and ￦22,201 million, respectively.

The changes in investment property for the years ended December 31, 2014 and 2015, are as follows:

	2014
	Beginning		Acquisition		Transfers		Depreciation		Business combination		Ending
	(In millions of Korean won)
Land	￦	94,708	￦	132,924	￦	(262)	￦	—	￦	1,329	￦	228,699
Buildings		71,551		79,071		288		(2,065)		—		148,845

Total	￦	166,259	￦	211,995	￦	26	￦	(2,065)	￦	1,329	￦	377,544

	2015
	Beginning		Acquisition		Transfers		Depreciation		Ending
	(In millions of Korean won)
Land	￦	228,699	￦	21	￦	(104,167)	￦	—	￦	124,553
Buildings		148,845		4,268		(62,499)		(3,352)		87,262

Total	￦	377,544	￦	4,289	￦	(166,666)	￦	(3,352)	￦	211,815

15. Intangible Assets

The details of intangible assets as of December 31, 2014 and 2015, are as follows:

	2014
	Acquisition cost		Accumulated amortization		Accumulated impairment losses		Carrying amount
	(In millions of Korean won)
Goodwill	￦	331,707	￦	—	￦	(69,315)	￦	262,392
Other intangible assets		900,951		(649,723)		(24,698)		226,530

Total	￦	1,232,658	￦	(649,723)	￦	(94,013)	￦	488,922

	2015
	Acquisition cost		Accumulated amortization		Accumulated impairment losses		Carrying amount
	(In millions of Korean won)
Goodwill	￦	331,707	￦	—	￦	(69,315)	￦	262,392
Other intangible assets		935,686		(705,039)		(26,211)		204,436

Total	￦	1,267,393	￦	(705,039)	￦	(95,526)	￦	466,828

The details of goodwill as of December 31, 2014 and 2015, are as follows:

	2014				2015
	Acquisition cost		Carrying amount		Acquisition cost		Carrying amount
	(In millions of Korean won)
Housing & Commercial Bank	￦	65,288	￦	65,288	￦	65,288	￦	65,288
KB Cambodia Bank		1,202		1,202		1,202		1,202
KB Investment Securities		70,265		58,889		70,265		58,889
KB Capital Co., Ltd.		79,609		79,609		79,609		79,609
KB Savings Bank Co., Ltd.		115,343		57,404		115,343		57,404

Total	￦	331,707	￦	262,392	￦	331,707	￦	262,392

The changes in accumulated impairment losses of goodwill for the years ended December 31, 2014 and 2015, are as follows:

2014
Beginning		Impairment		Others		Ending
(In millions of Korean won)
￦	46,533	￦	22,782	￦	—	￦	69,315

2015
Beginning		Impairment		Others		Ending
(In millions of Korean won)
￦	69,315	￦	—	￦	—	￦	69,315

The details of allocating goodwill to cash-generating units and related information for impairment testing as of December 31, 2015, are as follows:

	Housing & Commercial Bank
	Retail Banking		Corporate Banking		KB Cambodia Bank		KB Investment Securities		KB Capital Co., Ltd.		KB Savings Bank Co., Ltd. and Yehansoul Savings Bank Co., Ltd.		Total
	(In millions of Korean won)
Carrying amounts	￦	49,315	￦	15,973	￦	1,202	￦	58,889	￦	79,609	￦	57,404	￦	262,392
Recoverable amount exceeded carrying amount		5,008,711		2,171,276		543		12,548		177,874		2,491		7,373,443
Discount rate (%)		15.30		15.60		30.90		21.74		13.32		14.49
Permanent growth rate (%)		2.00		2.00		2.00		2.00		2.00		1.00
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

The recoverable amount of a cash-generating unit is measured at the higher of its fair value less costs to sell and its value in use. The fair value less costs to sell is the amount obtainable from the sale in an arm’s length transaction between knowledgeable, willing parties, less the costs of disposal. If it is difficult to measure the amount obtainable from the sale, the Group measures the fair value less costs to sell by reflecting the characteristics of the measured cash-generating unit. If it is not possible to obtain reliable information to measure the fair value less costs to sell, the Group uses the asset’s value in use as its recoverable amount. Value in use is the present value of the future cash flows expected to be derived from an asset or cash-generating unit. The projections of the future cash flows are based on the most recent financial budget approved by management and generally cover a period of five years. The future cash flows after projection period are estimated on the assumption that the future cash flows will increase by 1.0% for KB Savings Bank Co., Ltd. and Yehansoul Savings Bank and 2.0% for all other cash-generating units. The key assumptions used for the estimation of the future cash flows are the market size and the Group’s market share. The discount rate is a pre-tax rate that reflects assumptions regarding risk-free interest rate, market risk premium and the risks specific to the asset for which the future cash flow estimates have not been adjusted.

The details of intangible assets, excluding goodwill, as of December 31, 2014 and 2015, are as follows:

	2014
	Acquisition cost		Accumulated amortization		Accumulated impairment losses		Carrying amount
	(In millions of Korean won)
Industrial property rights	￦	1,470	￦	(1,079)	￦	—	￦	391
Software		644,485		(564,887)		—		79,598
Other intangible assets		213,927		(83,190)		(24,698)		106,039
Finance leases assets		41,069		(567)		—		40,502

Total	￦	900,951	￦	(649,723)	￦	(24,698)	￦	226,530

	2015
	Acquisition cost		Accumulated amortization		Accumulated impairment losses		Carrying amount
	(In millions of Korean won)
Industrial property rights	￦	1,497	￦	(1,177)	￦	—	￦	320
Software		675,490		(600,481)		—		75,009
Other intangible assets		217,213		(96,186)		(26,211)		94,816
Finance leases assets		41,486		(7,195)		—		34,291

Total	￦	935,686	￦	(705,039)	￦	(26,211)	￦	204,436

The changes in intangible assets, excluding goodwill, for the years ended December 31, 2014 and 2015, are as follows:

	2014
	Beginning		Acquisition		Disposal		Transfer		Amortization(1)		Business combination		Others		Ending
	(In millions of Korean won)
Industrial property rights	￦	469	￦	74	￦	—	￦	—	￦	(151)	￦	—	￦	(1)	￦	391
Software		113,797		24,516		—		4,528		(62,805)		364		(802)		79,598
Other intangible assets(2)		115,318		6,165		(4,455)		—		(11,805)		2,050		(1,234)		106,039
Finance leases assets		8,055		45,305		—		(4,528)		(8,330)		—		—		40,502

Total	￦	237,639	￦	76,060	￦	(4,455)	￦	—	￦	(83,091)	￦	2,414	￦	(2,037)	￦	226,530

	2015
	Beginning		Acquisition		Disposal		Transfer		Amortization(1)		Others		Ending
	(In millions of Korean won)
Industrial property rights	￦	391	￦	75	￦	—	￦	—	￦	(154)	￦	8	￦	320
Software		79,598		39,473		—		—		(44,098)		36		75,009
Other intangible assets(2)		106,039		12,578		(3,619)		(300)		(13,489)		(6,393)		94,816
Finance leases assets		40,502		647		—		—		(6,843)		(15)		34,291

Total	￦	226,530	￦	52,773	￦	(3,619)	￦	(300)	￦	(64,584)	￦	(6,364)	￦	204,436

(1)	Including ￦59 million and ￦56 million recorded in other operating expenses and others in the statements of comprehensive income for the years ended December 31, 2014 and 2015.
(2)	Membership rights of other intangible assets with indefinite useful lives recognized impairment losses because their recoverable amount is lower than their carrying amount.

The changes in accumulated impairment losses on intangible assets for the years ended December 31, 2014 and 2015, are as follows:

	2014
	Beginning	Impairment	Reversal		Disposal and others	Ending
	(In millions of Korean won)
Accumulated impairment losses on intangible assets	￦ (23,217)	￦ (1,888)	￦	411	￦ (4)	￦ (24,698)

	2015
	Beginning	Impairment	Reversal		Disposal and others		Ending
	(In millions of Korean won)
Accumulated impairment losses on intangible assets	￦ (24,698)	￦ (6,627)	￦	360	￦	4,754	￦ (26,211)

The changes in emissions rights for year ended December 31, 2015, are as follows:

	Applicable under 2015			Applicable under 2016			Applicable under 2017			Total
	Quantity	Carrying amount		Quantity	Carrying amount		Quantity	Carrying amount		Quantity	Carrying amount
	(KAU)	(In millions of Korean won)		(KAU)	(In millions of Korean won)		(KAU)	(In millions of Korean won)		(KAU)	(In millions of Korean won)
Beginning	—	￦	—	—	￦	—	—	￦	—	—	￦	—
Free of charges	116,799		—	112,137		—	109,140		—	338,076		—

Ending	116,799	￦	—	112,137	￦	—	109,140	￦	—	338,076	￦	—

16. Deferred income tax assets and liabilities

The details of deferred income tax assets and liabilities as of December 31, 2014 and 2015, are as follows:

	2014
	Assets		Liabilities		Net amount
	(In millions of Korean won)
Other provisions	￦	99,369	￦	—	￦	99,369
Allowances for loan losses		2,416		(1,900)		516
Impairment losses on property and equipment		5,590		(358)		5,232
Interest on equity index-linked deposits		183		—		183
Share-based payments		8,134		—		8,134
Provisions for guarantees		50,115		—		50,115
Losses(gains) from valuation on derivative financial instruments		3,714		(52,714)		(49,000)
Present value discount		8,078		(10,694)		(2,616)
Losses(gains) from fair value hedged item		12,834		—		12,834
Accrued interest		—		(79,385)		(79,385)
Deferred loan origination fees and costs		9,265		(132,815)		(123,550)
Gains from revaluation		—		(274,947)		(274,947)
Investments in subsidiaries and others		12,635		(74,504)		(61,869)
Derivative linked securities		336,025		(338,587)		(2,562)
Others		703,497		(363,600)		339,897

Sub-total		1,251,855		(1,329,504)		(77,649)
Offsetting of deferred income tax assets and liabilities		(1,236,293)		1,236,293		—

Total	￦	15,562	￦	(93,211)	￦	(77,649)

	2015
	Assets		Liabilities		Net amount
	(In millions of Korean won)
Other provisions	￦	108,757	￦	—	￦	108,757
Allowances for loan losses		1,229		—		1,229
Impairment losses on property and equipment		5,197		(358)		4,839
Interest on equity index-linked deposits		69		—		69
Share-based payments		8,601		—		8,601
Provisions for guarantees		38,225		—		38,225
Losses(gains) from valuation on derivative financial instruments		28,736		(31,214)		(2,478)
Present value discount		11,290		(9,133)		2,157
Losses(gains) from fair value hedged item		2,876		—		2,876
Accrued interest		—		(81,893)		(81,893)
Deferred loan origination fees and costs		5,851		(152,390)		(146,539)
Gains from revaluation		—		(274,947)		(274,947)
Investments in subsidiaries		8,543		(96,188)		(87,645)
Derivative linked securities		747,844		(779,751)		(31,907)
Others		669,750		(381,964)		287,786

Sub-total		1,636,968		(1,807,838)		(170,870)
Offsetting of deferred income tax assets and liabilities		(1,628,595)		1,628,595		—

Total	￦	8,373	￦	(179,243)	￦	(170,870)

Unrecognized deferred income tax assets

No deferred income tax assets have been recognized for the deductible temporary difference of ￦553,376 million associated with investments in subsidiaries and others as of December 31, 2015, because it is not probable that the temporary differences will be reversed in the foreseeable future.

No deferred income tax assets have been recognized for deductible temporary differences of ￦67 million, ￦80,204 million and ￦170,214 million associated with loss on other provisions, SPE repurchase and others, respectively, as of December 31, 2015, due to the uncertainty that these will be realized in the future.

Unrecognized deferred income tax liabilities

No deferred income tax liabilities have been recognized for the taxable temporary difference of ￦66,345 million associated with investment in subsidiaries and associates as of December 31, 2015, due to the following reasons:

•	The Group is able to control the timing of the reversal of the temporary difference.

•	It is probable that the temporary difference will not be reversed in the foreseeable future.

No deferred income tax liabilities have been recognized as of December 31, 2015, for the taxable temporary difference of ￦65,288 million arising from the initial recognition of goodwill from the merger of Housing and Commercial Bank in 2001.

The changes in cumulative temporary differences for the years ended December 31, 2014 and 2015, are as follows:

	2014
	Beginning		Decrease		Increase		Ending
	(In millions of Korean won)
Deductible temporary differences
Losses(gains) from fair value hedged item	￦	68,884	￦	68,884	￦	53,033	￦	53,033
Other provisions		470,329		445,632		386,116		410,813
Allowances for loan losses		705		292		5,720		6,133
Impairment losses on property and equipment		11,873		11,873		22,363		22,363
Deferred loan origination fees and costs		54,616		54,772		37,529		37,373
Interest on equity index-linked deposits		1,407		1,325		676		758
Share-based payments		35,174		35,174		33,613		33,613
Provisions for guarantees		208,524		208,524		225,414		225,414
Gains(losses) from valuation on derivative financial instruments		4,319		4,319		15,171		15,171
Present value discount		10,555		10,555		11,762		11,762
Loss on SPE repurchase		80,204		—		—		80,204
Investments in subsidiaries and others		890,631		310,123		18,691		599,199
Derivative linked securities		1,097,012		1,097,012		1,388,534		1,388,534
Others		2,357,500		1,349,309		2,099,534		3,107,725

Sub-total		5,291,733	￦	3,597,794	￦	4,298,156		5,992,095

Unrecognized deferred income tax assets:
Share-based payments		—						—
Other provisions		250						199
Loss on SPE repurchase		80,204						80,204
Investments in subsidiaries and others		603,097						563,040
Others		94,786						172,199

Total		4,513,396						5,176,453
Tax rate (%)		24.2						24.2

Total deferred income tax assets from deductible temporary differences	￦	1,095,876					￦	1,251,855

Taxable temporary differences
Losses(gains) from fair value hedged item	￦	(502)	￦	(502)	￦	—	￦	—
Accrued interest		(336,776)		(220,808)		(213,071)		(329,039)
Allowances for loans losses		(8,752)		(902)		—		(7,850)
Impairment losses on property and equipment		—		—		(1,481)		(1,481)
Deferred loan origination fees and costs		(403,026)		(403,026)		(548,978)		(548,978)
Gains(losses) from valuation on derivative financial instruments		(62,577)		(61,187)		(216,436)		(217,826)
Present value discount		(30,964)		—		(13,226)		(44,190)
Goodwill		(65,288)		—		—		(65,288)
Gains on revaluation		(1,140,730)		(4,587)		—		(1,136,143)
Investments in subsidiaries and others		(367,717)		(60,223)		(15,199)		(322,693)
Derivative linked securities		(1,091,009)		(1,091,009)		(1,399,118)		(1,399,118)
Others		(1,386,712)		(562,646)		(677,763)		(1,501,829)

Sub-total		(4,894,053)	￦	(2,404,890)	￦	(3,085,272)		(5,574,435)

Unrecognized deferred income tax assets:
Goodwill		(65,288)						(65,288)
Investments in subsidiaries and others		(118,749)						(27,367)

Total		(4,710,016)						(5,481,780)
Tax rate (%)		24.2						24.2

Total deferred income tax assets from deductible temporary differences	￦	(1,142,270)					￦	(1,329,504)

	2015
	Beginning		Decrease		Increase		Ending
	(In millions of Korean won)
Deductible temporary differences
Losses(gains) from fair value hedged item	￦	53,033	￦	53,033	￦	11,882	￦	11,882
Other provisions		410,813		385,987		424,649		449,475
Allowances for loan losses		6,133		5,751		4,697		5,079
Impairment losses on property and equipment		22,363		22,363		21,476		21,476
Deferred loan origination fees and costs		37,373		37,373		23,491		23,491
Interest on equity index-linked deposits		758		758		287		287
Share-based payments		33,613		33,613		35,542		35,542
Provisions for guarantees		225,414		225,414		157,954		157,954
Gains(losses) from valuation on derivative financial instruments		15,171		15,171		118,745		118,745
Present value discount		11,762		11,762		42,288		42,288
Loss on SPE repurchase		80,204		—		—		80,204
Investments in subsidiaries and others		599,199		74,367		—		524,832
Derivative linked securities		1,388,534		1,388,534		3,090,264		3,090,264
Others		3,107,725		1,853,484		1,750,722		3,004,963

Sub-total		5,992,095	￦	4,107,610	￦	5,681,997		7,566,482

Unrecognized deferred income tax assets:
Other provisions		199						67
Loss on SPE repurchase		80,204						80,204
Investments in subsidiaries and others		563,040						553,376
Others		172,199						170,214

Total		5,176,453						6,762,621
Tax rate (%)		24.2						24.2

Total deferred income tax assets from deductible temporary differences	￦	1,251,855					￦	1,636,968

Taxable temporary differences
Accrued interest	￦	(329,039)	￦	(180,430)	￦	(189,793)	￦	(338,402)
Allowances for loans losses		(7,850)		(7,850)		—		—
Impairment losses on property and equipment		(1,481)		—		—		(1,481)
Deferred loan origination fees and costs		(548,978)		(548,978)		(629,161)		(629,161)
Gains(losses) from valuation on derivative financial instruments		(217,826)		(217,245)		(128,404)		(128,985)
Present value discount		(44,190)		(9,600)		(3,151)		(37,741)
Goodwill		(65,288)		—		—		(65,288)
Gains on revaluation		(1,136,143)		—		—		(1,136,143)
Investments in subsidiaries and others		(322,693)		(21)		(85,818)		(408,490)
Derivative linked securities		(1,399,118)		(1,399,118)		(3,222,110)		(3,222,110)
Others		(1,501,829)		(438,757)		(543,867)		(1,606,939)

Sub-total		(5,574,435)	￦	(2,801,999)	￦	(4,802,304)		(7,574,740)

Unrecognized deferred income tax assets:
Goodwill		(65,288)						(65,288)
Investments in subsidiaries and others		(27,367)						(66,345)
Others		—						(1,914)

Total		(5,481,780)						(7,441,193)
Tax rate (%)		24.2						24.2

Total deferred income tax assets from deductible temporary differences	￦	(1,329,504)					￦	(1,807,838)

17. Assets held for sale

The details of assets held for sale as of December 31, 2014 and 2015, are as follows:

	2014
	Acquisition cost(1)		Accumulated impairment		Carrying amount		Fair value less costs to sell
	(In millions of Korean won)
Land	￦	47,418	￦	(9,442)	￦	37,976	￦	40,530
Buildings		52,774		(20,393)		32,381		33,752

Total	￦	100,192	￦	(29,835)	￦	70,357	￦	74,282

	2015
	Acquisition cost(1)		Accumulated impairment		Carrying amount		Fair value less costs to sell
	(In millions of Korean won)
Land	￦	35,997	￦	(8,531)	￦	27,466	￦	28,659
Buildings		37,115		(15,953)		21,162		21,621

Total	￦	73,112	￦	(24,484)	￦	48,628	￦	50,280

(1)	Acquisition cost of buildings held for sale is net of accumulated depreciation.

The valuation technique and input variables that are used to measure the fair value of assets held for sale as of December 31, 2015, are as follows:

	2015
	Fair value		Valuation technique(1)	Unobservable input(2)	Range of unobservable inputs (%)	Relationship of unobservable inputs to fair value
(In millions of Korean won)
	￦	35,447	Market comparison approach model	Adjustment index	0.10~1.16	Fair value increases as the adjustment index rises.

				Adjustment ratio	-20.00~0.00	Fair value decreases as the absolute value of adjustment index rises.

Land and buildings		14,833	Market comparison approach model	Unit price per area of exclusive possession, Time point adjustment, Individual factor and others	Unit price per area of exclusive possession: About ￦ 4.9 million Time point adjustment: 0.9987 Individual factor: 0.85	Fair value increases as the unit price per area of exclusive possess and others rise.

Total	￦	50,280

(1)	The Group adjusted the appraisal value by the adjustment ratio in the event the public sale is unsuccessful.
(2)	Adjustment index is calculated using the real estate index or the producer price index, or land price volatility.

The fair values of assets held for sale were measured by qualified independent appraisers with experience in valuing similar properties in the same area. In addition, per the fair value hierarchy on Note 6.1, the fair value hierarchy of all investment properties has been categorized and classified as Level 3.

The changes in accumulated impairment losses of assets held for sale for the years ended December 31, 2014 and 2015, are as follows:

2014
Beginning		Provision	Reversal		Others		Ending
(In millions of Korean won)
￦	(23,439)	￦ (16,592)	￦	—	￦	5,965	￦ (34,066)

2015
Beginning		Provision	Reversal		Others		Ending
(In millions of Korean won)
￦	(34,066)	￦ (2,110)	￦	399	￦	11,293	￦ (24,484)

As of December 31, 2015, buildings and land classified as assets held for sale consist of 10 pieces of real estate of closed branches and KB Wellyan Private Equity Real Estate Fund No. 6 and 7, which were acquired from the litigation of KB Asset Management Co., Ltd. The management of the Group decided to sell the assets, and accordingly, the assets were classified as assets held for sale. As of December 31, 2015, two assets out of above assets held for sale are under negotiation for sale and the remaining assets are also being actively marketed.

18. Other Assets

The details of other assets as of December 31, 2014 and 2015, are as follows:

	2014		2015
	(In millions of Korean won)
Other financial assets
Other receivables	￦	3,185,783	￦	3,652,481
Accrued income		1,166,555		1,163,368
Guarantee deposits		1,339,572		1,204,474
Domestic exchange settlement debits		2,096,804		2,145,654
Others		119,733		52,258
Allowances for loan losses		(347,918)		(308,699)
Present value discount		(898)		(1,596)

Sub-total		7,559,631		7,907,940

Other non-financial assets
Other receivables		1,469		5,238
Prepaid expenses		327,633		280,563
Guarantee deposits		4,081		4,232
Insurance assets		127,493		112,489
Separate account assets		689,701		852,648
Others		96,759		236,571
Allowances on other asset		(23,294)		(23,977)

Sub-total		1,223,842		1,467,764

Total	￦	8,783,473	￦	9,375,704

The changes in allowances for loan losses on other assets for the years ended December 31, 2014 and 2015, are as follows:

	2014
	Other financial assets		Other non-financial assets		Total
	(In millions of Korean won)
Beginning	￦	580,651	￦	16,402	￦	597,053
Written-off		(293,614)		(2,436)		(296,050)
Provision		38,091		3,930		42,021
Business combination		1,085		—		1,085
Others		21,705		5,398		27,103

Ending	￦	347,918	￦	23,294	￦	371,212

	2015
	Other financial assets		Other non-financial assets		Total
	(In millions of Korean won)
Beginning	￦	347,918	￦	23,294	￦	371,212
Written-off		(48,286)		(884)		(49,170)
Provision		6,083		1,567		7,650
Others		2,984		—		2,984

Ending	￦	308,699	￦	23,977	￦	332,676

19. Financial liabilities at fair value through profit or loss

The details of financial liabilities at fair value through profit or loss as of December 31, 2014 and 2015, are as follows:

	2014		2015
	(In millions of Korean won)
Financial liabilities held for trading
Securities sold	￦	784,892	￦	517,458
Other		51,650		69,465

Sub-total		836,542		586,923

Financial liabilities designated at fair value through profit or loss
Derivative linked securities		982,426		2,387,681

Sub-total		982,426		2,387,681

Total financial liabilities at fair value through profit or loss	￦	1,818,968	￦	2,974,604

The details of credit risk of financial liabilities designated at fair value through profit or loss as of December 31, 2014 and 2015, are as follows:

	2014		2015
	(In millions of Korean won)
Financial liabilities designated at fair value through profit or loss	￦	982,426	￦	2,387,681
Changes in fair value resulting from changes in the credit risk		(4,848)		(15,602)
Accumulated changes in fair value resulting from changes in the credit risk		(14,510)		(30,112)

20. Deposits

The details of deposits as of December 31, 2014 and 2015, are as follows:

	2014		2015
	(In millions of Korean won)
Demand deposits
Demand deposits in Korean won	￦	75,835,847	￦	91,678,321
Demand deposits in foreign currencies		3,019,063		4,147,646

Total demand deposits		78,854,910		95,825,967

Time deposits
Time deposits in Korean won		128,627,173		120,225,483
Fair value adjustments on fair value hedged time deposits in Korean won		(958)		(201)

Sub-total		128,626,215		120,225,282

Time deposits in foreign currencies		2,484,949		3,623,160
Fair value adjustments on fair value hedged time deposits in foreign currencies		—		(17,671)

Sub-total		2,484,949		3,605,489

Total demand deposits		131,111,164		123,830,771

Certificates of deposits		1,583,047		4,611,447

Total deposits	￦	211,549,121	￦	224,268,185

21. Debts

The details of debts as of December 31, 2014 and 2015, consist of:

	2014		2015
	(In millions of Korean won)
Borrowings	￦	11,908,698	￦	12,304,226
Repurchase agreements and others		1,074,146		1,845,611
Call money		2,881,656		2,090,906

Total	￦	15,864,500	￦	16,240,743

The details of borrowings as of December 31, 2014 and 2015, are as follows:

		Lenders	Annual interest rate (%)	2014	2015
				(In millions of Korean won)
Borrowings in Korean won	Borrowings from the Bank of Korea	Bank of Korea	0.50~0.75	￦1,002,796	￦1,421,375
	Borrowings from the government	KEA (Korea Energy Agency) and others	0.00~3.00	611,378	1,156,670
	Borrowings from banking institutions	Industrial Bank of Korea and others	1.18	37,874	180
	Borrowings from non-banking financial institutions	The Korea Development Bank and others	0.20~2.70	212,452	374,369
	Other borrowings	The Korea Gas Safety Corporation	0.00~4.35	3,980,812	3,360,593

	Sub-total			5,845,312	6,313,187

Borrowings in foreign currencies	Due to banks	JPMorgan Chase Bank, N.A. and others	—	3,313	9,884
	Borrowings from banking institutions	Commerzbank and others	0.08~1.30	3,522,159	3,530,562
	Other borrowings	The Export-Import Bank of Korea and others	0.86~1.78	34,460	212,507
	Other borrowings	Standard Chartered Bank and others	—	2,503,454	2,238,086

	Sub-total			6,063,386	5,991,039

	Total			￦11,908,698	￦12,304,226

The details of repurchase agreements and others as of December 31, 2014 and 2015, are as follows:

	Lenders	Annual interest rate (%)	2014		2015
			(In millions of Korean won)
Repurchase agreements	Individuals, Groups and Corporations	1.45~3.84	￦	1,019,071	￦	1,817,754
Bills sold	Counter sale	0.80~1.50		55,075		27,857

Total			￦	1,074,146	￦	1,845,611

The details of call money as of December 31, 2014 and 2015, are as follows:

	Lenders	Annual interest rate (%)	2014		2015
			(In millions of Korean won)
Call money in Korean won	KEB Hana bank and others	1.33~1.62	￦	1,882,000	￦	1,006,400
Call money in foreign currencies	Central bank Uzbekistan and others	0.24~5.00		999,656		1,084,506

Total			￦	2,881,656	￦	2,090,906

22. Debentures

The details of debentures as of December 31, 2014 and 2015, are as follows:

	Annual Interest rate (%)	2014		2015
	(In millions of Korean won)
Debentures in Korean won
Structured debentures	0.21~8.62	￦	1,239,238	￦	909,788
Subordinated fixed rate debentures in Korean won	3.08~7.51		4,761,124		4,586,829
Fixed rate debentures in Korean won	1.63~5.04		18,839,553		22,500,223
Floating rate debentures in Korean won	1.83~2.09		1,133,000		448,000

Sub-total			25,972,915		28,444,840

Fair value adjustments on fair value hedged debentures in Korean won			53,916		40,171
Discount on debentures in Korean won			(43,291)		(17,740)

Sub-total			25,983,540		28,467,271

Debentures in foreign currencies
Floating rate debentures	0.07~1.57		1,648,175		1,829,124
Fixed rate debentures	0.98~3.63		1,578,980		2,325,537

Sub-total			3,227,155		4,154,661

Fair value adjustments on fair value hedged debentures in foreign currencies			75		(10,416)
Discount on debentures in foreign currencies			(10,064)		(10,913)

Sub-total			3,217,166		4,133,332

Total		￦	29,200,706	￦	32,600,603

The changes in debentures based on face value for the years ended December 31, 2014 and 2015, are as follows:

	2014
	Beginning		Issues		Repayments		Business combination		Others		Ending
	(In millions of Korean won)
Debentures in Korean won
Structured debentures	￦	1,499,238	￦	80,000	￦	(340,000)	￦	—	￦	—	￦	1,239,238
Subordinated fixed rate debentures in Korean won		8,648,474		—		(4,082,350)		195,000		—		4,761,124
Fixed rate debentures in Korean won		12,057,142		40,912,000		(36,674,589)		2,545,000		—		18,839,553
Floating rate debentures in Korean won		1,505,858		353,200		(726,058)		—		—		1,133,000

Sub-total		23,710,712		41,345,200		(41,822,997)		2,740,000		—		25,972,915

Debentures in foreign currencies
Floating rate debentures		1,143,360		1,084,303		(641,957)		—		62,469		1,648,175
Fixed rate debentures		2,335,059		803,503		(1,633,588)		—		74,006		1,578,980

Sub-total		3,478,419		1,887,806		(2,275,545)		—		136,475		3,227,155

Total	￦	27,189,131	￦	43,233,006	￦	(44,098,542)	￦	2,740,000	￦	136,475	￦	29,200,070

	2015
	Beginning		Issues		Repayments		Others		Ending
	(In millions of Korean won)
Debentures in Korean won
Structured debentures	￦	1,239,238	￦	120,000	￦	(449,450)	￦	—	￦	909,788
Subordinated fixed rate debentures in Korean won		4,761,124		—		(174,295)		—		4,586,829
Fixed rate debentures in Korean won		18,839,553		78,939,000		(75,278,330)		—		22,500,223
Floating rate debentures in Korean won		1,133,000		30,000		(715,000)		—		448,000

Sub-total		25,972,915		79,089,000		(76,617,075)		—		28,444,840

Debentures in foreign currencies
Floating rate debentures		1,648,175		179,565		(111,939)		113,323		1,829,124
Fixed rate debentures		1,578,980		1,013,959		(378,577)		111,175		2,325,537

Sub-total		3,227,155		1,193,524		(490,516)		224,498		4,154,661

Total	￦	29,200,070	￦	80,282,524	￦	(77,107,591)	￦	224,498	￦	32,599,501

23. Provisions

The details of provisions as of December 31, 2014 and 2015, are as follows:

	2014		2015
	(In millions of Korean won)
Provisions for unused loan commitments	￦	209,964	￦	195,385
Provisions for acceptances and guarantees		207,927		158,454
Provisions for financial guarantee contracts		2,718		3,809
Provisions for asset retirement obligation		73,442		75,351
Other		120,296		174,861

Total	￦	614,347	￦	607,860

The changes in provisions for unused loan commitments, acceptances and guarantees for the years ended December 31, 2014 and 2015, are as follows:

	2014
	Provisions for unused loan commitments		Provisions for acceptances and guarantees		Total
	(In millions of Korean won)
Beginning	￦	226,110	￦	209,118	￦	435,228
Effects of changes in foreign exchange rate		548		3,358		3,906
Reversal		(16,694)		(4,549)		(21,243)

Ending	￦	209,964	￦	207,927	￦	417,891

	2015
	Provisions for unused loan commitments		Provisions for acceptances and guarantees		Total
	(In millions of Korean won)
Beginning	￦	209,964	￦	207,927	￦	417,891
Effects of changes in foreign exchange rate		788		4,809		5,597
Reversal		(15,367)		(54,282)		(69,649)

Ending	￦	195,385	￦	158,454	￦	353,839

The changes in provisions for financial guarantee contracts for the years ended December 31, 2014 and 2015, are as follows:

	2014		2015
	(In millions of Korean won)
Beginning	￦	2,699	￦	2,718
Provision		19		1,091

Ending	￦	2,718	￦	3,809

The changes in provisions for asset retirement obligation for the years ended December 31, 2014 and 2015, are as follows:

	2014		2015
	(In millions of Korean won)
Beginning	￦	76,608	￦	73,442
Provision		5,231		3,916
Reversal		(6,047)		(537)
Used		(5,701)		(4,207)
Unwinding of discount		2,936		2,042
Effects of changes in discount rate		70		695
Business combination		345		—

Ending	￦	73,442	￦	75,351

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

The changes in other provisions for the years ended December 31, 2014 and 2015, are as follows:

	2014
	Membership rewards program		Dormant accounts		Litigations		Others		Total
	(In millions of Korean won)
Beginning	￦	5,402	￦	16,839	￦	23,455	￦	117,842	￦	163,538
Increase		21,442		49,040		2,965		3,352		76,799
Decrease		(15,570)		(31,883)		(1,914)		(70,947)		(120,314)
Business Combination		—		—		—		273		273

Ending	￦	11,274	￦	33,996	￦	24,506	￦	50,520	￦	120,296

	2015
	Membership rewards program		Dormant accounts		Litigations		Greenhouse Gas Emission liabilities(1)		Others		Total
	(In millions of Korean won)
Beginning	￦	11,274	￦	33,996	￦	24,506	￦	—	￦	50,520	￦	120,296
Increase		22,304		27,056		57,691		69		49,905		157,025
Decrease		(24,948)		(19,961)		(10,957)		—		(46,594)		(102,460)

Ending	￦	8,630	￦	41,091	￦	71,240	￦	69	￦	53,831	￦	174,861

(1)	As of December 31, 2015, the estimated greenhouse gas emission is 122,542 tons.

24. Net Defined Benefit Liabilities

Defined benefit plan

The Group operates defined benefit plans which have the following characteristics:

•	The Group has the obligation to pay the agreed benefits to all its current and former employees.

•	Actuarial risk (that benefits will cost more than expected) and investment risk fall, in substance, on the Group.

The defined benefit liability recognized in the statements of financial position is calculated by independent actuaries in accordance with actuarial valuation methods.

The net defined benefit obligation is calculated using the Projected Unit Credit method (the ‘PUC’). Data used in the PUC such as interest rates, future salary increase rate, mortality rate and consumer price index are based on observable market data and historical data which are updated annually.

Actuarial assumptions may differ from actual results, due to changes in the market, economic trends and mortality trends which may impact defined benefit liabilities and future payments. Actuarial gains and losses arising from changes in actuarial assumptions are recognized in the period incurred through other comprehensive income (loss).

The changes in the net defined benefit liabilities for the years ended December 31, 2014 and 2015, are as follows:

	2014
	Present value of defined benefit obligation		Fair value of plan assets		Net defined benefit liabilities
	(In millions of Korean won)
Beginning	￦	985,195	￦	(920,722)	￦	64,473
Current service cost		163,997		—		163,997
Interest cost(income)		39,208		(36,545)		2,663
Past service cost		11		—		11
Remeasurements :
Actuarial gains and losses by changes in demographic assumptions		(36)		—		(36)
Actuarial gains and losses by changes in financial assumptions		112,550		—		112,550
Actuarial gains and losses by experience adjustments		6,303		—		6,303
Return on plan assets (excluding amounts included in interest income)		—		12,576		12,576
Contributions		—		(288,212)		(288,212)
Payments from plans (settlement)		(43,108)		43,054		(54)
Payments from the Group		(3,567)		—		(3,567)
Transfer in		3,788		(3,788)		—
Transfers out		(3,788)		3,661		(127)
Effect of exchange rate changes		(27)		—		(27)
Business combination		10,552		(5,418)		5,134

Ending	￦	1,271,078	￦	(1,195,394)	￦	75,684

	2015
	Present value of defined benefit obligation		Fair value of plan assets		Net defined benefit liabilities
	(In millions of Korean won)
Beginning	￦	1,271,078	￦	(1,195,394)	￦	75,684
Current service cost		185,710		—		185,710
Interest cost(income)		37,742		(35,523)		2,219
Past service cost		(47)		—		(47)
Remeasurements :
Actuarial gains and losses by changes in demographic assumptions		(5,270)		—		(5,270)
Actuarial gains and losses by changes in financial assumptions		8,864		—		8,864
Actuarial gains and losses by experience adjustments		14,573		—		14,573
Return on plan assets (excluding amounts included in interest income)		—		12,051		12,051
Contributions		—		(214,792)		(214,792)
Payments from plans (settlement)		(93,112)		93,112		—
Payments from the Group		(5,973)		—		(5,973)
Transfer in		5,950		(5,819)		131
Transfers out		(5,968)		5,962		(6)
Effect of exchange rate changes		22		—		22
Others		31		—		31

Ending	￦	1,413,600	￦	(1,340,403)	￦	73,197

The details of the net defined benefit liabilities as of December 31, 2014 and 2015, are as follows:

	2014		2015
	(In millions of Korean won)
Present value of defined benefit obligation	￦	1,271,078	￦	1,413,600
Fair value of plan assets		(1,195,394)		(1,340,403)

Net Defined benefit liabilities	￦	75,684	￦	73,197

The details of post-employment benefits recognized in profit or loss as employee compensation and benefits for the years ended December 31, 2013, 2014 and 2015, are as follows:

	2013		2014		2015
	(In millions of Korean won)
Current service cost	￦	172,857	￦	163,997	￦	185,710
Past service cost		1,005		11		(47)
Gain or loss on settlement		(4,244)		—		—
Net interest expenses of net defined benefit liabilities		2,961		2,663		2,219

Post-employment benefits(1)	￦	172,579	￦	166,671	￦	187,882

(1)

Post-employment benefits amounting to ￦1,471 million, ￦971 million and ￦1,143 million for the years ended December 31, 2013, 2014 and 2015, respectively, are recognized as other operating expense in the statements of comprehensive income.

Remeasurements of the net defined benefit liabilities recognized as other comprehensive income for the years ended December 31, 2013, 2014 and 2015, are as follows:

	2013		2014		2015
	(In millions of Korean won)
Remeasurements
Return on plan assets (excluding amounts included in interest income)	￦	(1,096)	￦	(12,576)	￦	(12,051)
Actuarial gains and losses		55,165		(118,817)		(18,167)
Income tax effects		(13,085)		31,799		7,312

Remeasurements after income tax	￦	40,984	￦	(99,594)	￦	(22,906)

The details of fair value of plan assets as of December 31, 2014 and 2015, are as follows:

	2014
	Assets quoted in an active market		Assets not quoted in an active market		Total
	(In millions of Korean won)

Cash and due from financial institutions	￦	—	￦	1,195,394	￦	1,195,394

	2015
	Assets quoted in an active market		Assets not quoted in an active market		Total
	(In millions of Korean won)

Cash and due from financial institutions	￦	—	￦	1,340,403	￦	1,340,403

Key actuarial assumptions used as of December 31, 2014 and 2015, are as follows:

	2014	2015
Discount rate (%)	2.20 ~ 3.10	1.90 ~ 2.50
Salary increase rate (%)	0.00 ~ 8.50	0.00 ~ 7.50
Turnover (%)	0.00 ~ 32.00	0.00 ~ 27.00

Mortality assumptions are based on the experience-based mortality table of Korea Insurance Development Institute of 2015.

The sensitivity of the defined benefit obligation to changes in the weighted principal assumptions as of December 31, 2015, is as follows:

	Changes in principal assumption	Effect on net defined benefit obligation
		Increase in principal assumption	Decrease in principal assumption
Discount rate (%)	0.5 p.	4.28 decrease	4.53 increase
Salary increase rate (%)	0.5 p.	4.17 increase	4.06 decrease
Turnover (%)	0.5 p.	0.16 decrease	0.03 increase

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

Expected maturity analysis of undiscounted pension benefits as of December 31, 2015, is as follows:

	Up to 1 year	1~2 years	2~5 years	5~10 years	Over 10 years	Total
(In millions of Korean won)
Pension benefits	￦36,283	￦90,577	￦401,953	￦917,966	￦3,183,817	￦4,630,596

The weighted average duration of the defined benefit obligation is 1.0 ~ 13.3 years.

Expected contribution to plan assets for periods after December 31, 2015, is estimated to be ￦190,667 million.

25. Other liabilities

The details of other liabilities as of December 31, 2014 and 2015, are as follows:

	2014		2015
	(In millions of Korean won)
Other financial liabilities
Other payables	￦	4,712,587	￦	5,156,880
Prepaid card and debit card		19,578		18,233
Accrued expenses		3,123,144		2,718,654
Financial guarantee liabilities		13,237		12,446
Deposits for letter of guarantees and others		351,041		501,188
Domestic exchange settlement credits		128,739		127,562
Foreign exchanges settlement credits		69,440		53,367
Borrowings from other business accounts		40,383		47,707
Other payables from trust accounts		2,548,577		2,791,404
Liability Incurred from agency relationships		505,664		488,325
Account for agency businesses		340,062		321,557
Dividend payables		477		476
Other payables from factored receivables		37,734		40,178
Others		28,157		636

Sub-total		11,918,820		12,278,613

Other non-financial liabilities
Other payables		72,370		80,167
Unearned revenue		154,066		146,798
Accrued expenses		208,226		257,817
Deferred revenue on credit card points		115,658		123,615
Withholding taxes		106,291		115,092
Insurance liabilities		6,265,198		6,924,699
Separate account liabilities		698,832		860,946
Others		57,741		73,887

Sub-total		7,678,382		8,583,021

Total	￦	19,597,202	￦	20,861,634

26. Equity

26.1 Capital stock

The details of outstanding shares of the Parent Company as of December 31, 2014 and 2015, are as follows:

	Ordinary shares
	2014		2015
Number of authorized shares		1,000,000,000		1,000,000,000
Number of issued shares		386,351,693		386,351,693
Par value per share	￦	5,000	￦	5,000
Capital stock(1)	￦	1,931,758	￦	1,931,758

(1)	In millions of Korean won.

26.2 Capital surplus

The details of capital surplus as of December 31, 2014 and 2015, are as follows:

	2014		2015
	(In millions of Korean won)
Share premium	￦	12,226,596	￦	12,226,596
Loss on sale of treasury shares		(568,544)		(568,544)
Other capital surplus		4,196,458		4,196,458

Total	￦	15,854,510	￦	15,854,510

26.3 Accumulated other comprehensive income

The details of accumulated other comprehensive income as of December 31, 2014 and 2015, are as follows:

	2014		2015
	(In millions of Korean won)
Remeasurements of net defined benefit liabilities	￦	(110,814)	￦	(133,876)
Exchange differences on translating foreign operations		(12,153)		32,990
Change in value of available-for-sale financial assets		680,900		653,130
Change in value of held-to-maturity financial assets		3,823		2,731
Shares of other comprehensive income of associates		(89,303)		(89,081)
Cash flow hedges		(10,774)		(10,173)
Hedges on hedges of a net investment in a foreign operation		—		(25,477)

Total	￦	461,679	￦	430,244

26.4 Retained earnings

The details of retained earnings as of December 31, 2014 and 2015, consist of:

	2014		2015
	(In millions of Korean won)
Legal reserves(1)	￦	208,221	￦	251,517
Voluntary reserves		982,000		982,000
Retained earnings before appropriation(2)		7,876,924		9,230,592

Total	￦	9,067,145	￦	10,464,109

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

(2)	Retained earnings restricted for dividend at subsidiaries level pursuant to law and regulations amounts to ￦2,454,463 million as of December 31, 2015.

27. Net Interest Income

The details of interest income and interest expense for the years ended December 31, 2013, 2014 and 2015, are as follows:

	2013		2014		2015
	(In millions of Korean won)
Interest income
Due from financial institutions	￦	146,105	￦	190,302	￦	151,681
Loans		10,778,258		10,168,304		9,102,433
Financial investments
Available-for-sale financial assets		694,218		571,755		497,476
Held-to-maturity financial assets		574,586		548,361		491,429
Other		163,763		156,574		132,804

Sub-total		12,356,930		11,635,296		10,375,823

Interest expenses
Deposits		4,279,153		3,845,468		3,035,425
Debts		289,652		265,773		195,021
Debentures		1,190,446		1,032,111		866,801
Other		74,847		76,169		75,377

Sub-total		5,834,098		5,219,521		4,172,624

Net interest income	￦	6,522,832	￦	6,415,775	￦	6,203,199

Interest income recognized on impaired loans is ￦73,290 million (2014: ￦108,968 million, 2013: ￦127,120 million) for the year ended December 31, 2015. Interest income recognized on impaired financial investments is ￦235 million (2014: ￦242 million, 2013: ￦569 million) for the year ended December 31, 2015.

28. Net Fee and Commission Income

The details of fee and commission income, and fee and commission expense for the years ended December 31, 2013, 2014 and 2015, are as follows:

	2013		2014		2015
	(In millions of Korean won)
Fee and commission income
Banking activity fees	￦	167,507	￦	167,452	￦	168,389
Lending activity fees		90,413		74,133		87,790
Credit card related fees and commissions		1,126,944		1,106,601		1,223,221
Debit card related fees and commissions		255,742		291,723		340,509
Agent activity fees		207,036		158,022		168,135
Trust and other fiduciary fees		160,521		230,839		270,664
Fund management related fees		93,494		89,264		104,924
Guarantee fees		34,173		29,811		30,121
Foreign currency related fees		102,047		96,018		97,146
Commissions from transfer agent services		177,793		148,583		164,916
Other business account commission on consignment		29,799		25,311		30,525
Securities brokerage fees		68,158		68,249		88,111
Lease fee		—		16,050		38,403
Other		143,738		164,129		158,241

Sub-total		2,657,365		2,666,185		2,971,095

Fee and commission expenses
Trading activity related fees(1)		9,358		7,938		11,050
Lending activity fees		18,791		9,958		20,507
Credit card related fees and commissions		934,114		979,913		1,093,538
Outsourcing related fees		74,516		76,604		87,875
Foreign currency related fees		12,561		12,812		12,419
Management fees of written-off loans		4,065		9,853		4,065
Other		124,721		186,378		206,658

Sub-total		1,178,126		1,283,456		1,436,112

Net fee and commission income	￦	1,479,239	￦	1,382,729	￦	1,534,983

(1)	The fees from financial assets/liabilities at fair value through profit or loss.

29. Net gains or losses on financial assets/liabilities at fair value through profit or loss

29.1 Net gains or losses on financial instruments held for trading

Net gain or loss from financial instruments held for trading includes interest income, dividend income and gains or losses arising from changes in the fair values, sales and redemptions. The details for the years ended December 31, 2013, 2014 and 2015, are as follows:

	2013		2014		2015
	(In millions of Korean won)
Gains related to financial instruments held for trading
Financial assets held for trading
Debt securities	￦	340,601	￦	471,048	￦	376,738
Equity securities		109,698		68,024		62,326

Sub-total		450,299		539,072		439,064

Derivatives held for trading
Interest rate		1,090,262		1,327,839		1,007,933
Currency		2,524,173		1,919,287		2,326,371
Stock or stock index		218,509		153,863		179,570
Credit		—		—		25,402
Commodity		1,336		568		1,279
Other		20,825		6,894		1,752

Sub-total		3,855,105		3,408,451		3,542,307

Financial liabilities held for trading		95,382		35,645		69,844

Other financial instruments		70		47		2,167

Total	￦	4,400,856	￦	3,983,215	￦	4,053,382

Losses related to financial instruments held for trading
Financial assets held for trading
Debt securities	￦	118,362	￦	38,888	￦	65,939
Equity securities		81,733		85,808		44,699

Sub-total		200,095		124,696		110,638

Derivatives held for trading
Interest rate		1,076,647		1,411,540		1,036,573
Currency		2,007,454		1,796,605		2,224,261
Stock or stock index		224,019		101,267		269,401
Credit		—		—		21,974
Commodity		182		547		1,127
Other		2,343		841		339

Sub-total		3,310,645		3,310,800		3,553,675

Financial liabilities held for trading		110,114		97,621		131,125

Other financial instruments		29		50		2,214

Total	￦	3,620,883	￦	3,533,167	￦	3,797,652

Net gains or losses on financial instruments held for trading	￦	779,973	￦	450,048	￦	255,730

29.2 Net gains or losses on financial instruments designated at fair value through profit or loss

Net gain or loss from financial instruments designated at fair value through profit or loss includes interest income, dividend income and gains or losses arising from changes in the fair values, sales and redemptions. The details for the years ended December 31, 2013, 2014 and 2015, are as follows:

	2013		2014		2015
	(In millions of Korean won)
Gains related to financial instruments designated at fair value through profit or loss
Financial assets designated at fair value through profit or loss	￦	23,760	￦	28,496	￦	46,051
Financial liabilities designated at fair value through profit or loss		20,846		34,468		188,392

Sub-total		44,606		62,964		234,443

Losses related to financial instruments designated at fair value through profit or loss
Financial assets designated at fair value through profit or loss		14,754		22,521		42,690
Financial liabilities designated at fair value through profit or loss		53,003		51,293		87,756

Sub-total		67,757		73,814		130,446

Net gains or losses on financial instruments designated at fair value through profit or loss	￦	(23,151)	￦	(10,850)	￦	103,997

30. Other operating income and expenses

The details of other operating income and expenses for the years ended December 31, 2013, 2014 and 2015, are as follows:

	2013		2014		2015
	(In millions of Korean won)
Other operating income
Revenue related to available-for-sale financial assets
Gains on redemption of available-for-sale financial assets	￦	867	￦	—	￦	312
Gains on sale of available-for-sale financial assets		189,011		91,925		404,144
Reversal for Impairment on available-for-sale financial assets		—		260		265

Sub-total		189,878		92,185		404,721

Revenue related to available-for-sale held-to-maturity investments
Gains on sale of available-for- sale held-to-maturity investments		—		1,668		—

Sub-total		—		1,668		—

Gains on foreign exchange transactions		1,387,450		1,490,797		2,464,723
Income related to insurance		1,233,773		1,215,031		1,373,373
Dividend income		64,441		78,298		96,829
Others		261,886		221,745		258,888

Total other operating income		3,137,428		3,099,724		4,598,534

Other operating expenses
Expense related to available-for-sale financial assets
Loss on redemption of available-for-sale financial assets		65		7		114
Loss on sale of available-for-sale financial assets		25,157		7,381		10,108
Impairment on available-for-sale financial assets		163,464		195,929		227,588

Sub-total		188,686		203,317		237,810

Expense related to held-to-maturity financial assets
Impairment on held-to-maturity financial assets		5		—		—

Sub-total		5		—		—

Loss on foreign exchanges transactions		1,667,335		1,456,918		2,406,683
Expense related to insurance		1,358,830		1,352,384		1,478,987
Others		1,227,337		1,128,014		1,191,014

Total other operating expenses		4,442,193		4,140,633		5,314,494

Net other operating income (expenses)	￦	(1,304,765)	￦	(1,040,909)	￦	(715,960)

31. General and administrative expenses

31.1 General and administrative expenses

The details of general and administrative expenses for the years ended December 31, 2013, 2014 and 2015, are as follows:

	2013		2014		2015
	(In millions of Korean won)
Employee Benefits
Salaries and short-term employee benefits—salaries	￦	1,641,326	￦	1,700,120	￦	1,764,459
Salaries and short-term employee benefits—others		677,107		706,309		755,829
Post-employment benefits—defined benefit plans		171,108		165,700		186,739
Post-employment benefits—defined contribution plans		7,094		8,821		10,262
Termination benefits		19,714		1,124		391,549
Share-based payments		17,289		11,422		17,429

Sub-total		2,533,638		2,593,496		3,126,267

Depreciation and amortization		286,756		261,056		257,306

Other general and administrative expenses
Rental expense		290,886		297,656		273,531
Tax and dues		141,274		150,443		142,272
Communication		55,549		38,661		37,136
Electricity and utilities		26,315		27,988		28,752
Publication		19,259		19,642		18,337
Repairs and maintenance		14,615		16,892		15,777
Vehicle		11,816		11,579		10,291
Travel		5,722		5,489		6,784
Training		19,498		17,362		23,544
Service fees		104,210		106,403		115,919
Others		474,026		463,027		467,668

Sub-total		1,163,170		1,155,142		1,140,011

Total	￦	3,983,564	￦	4,009,694	￦	4,523,584

31.2 Share-based payments

31.2.1 Share options

The changes in the number of granted share options and the weighted average exercise price for the years ended December 31, 2014 and 2015, are as follows:

	2014
	Number of granted shares						Number of exercisable shares		Exercise price per share		Remaining contractual life(Years)
	Beginning		Expired		Ending
	(In Korean won, except shares)
Series 19		751,651		751,651		—		—	￦	—	—
Series 20		25,613		25,613		—		—		—	—
Series 21		18,987		18,987		—		—		—	—
Series 22		657,498		—		657,498		657,498		77,100	0.11
Series 23		15,246		—		15,246		15,246		84,500	0.22

Total		1,468,995		796,251		672,744		672,744

Weighted average exercise price	￦	77,235	￦	77,207	￦	77,268	￦	77,268

	2015
	Number of granted shares						Number of exercisable shares		Exercise price per share		Remaining contractual life(Years)
	Beginning		Expired		Ending
	(In Korean won, except shares)
Series 22		657,498		657,498		—		—	￦	—	—
Series 23		15,246		15,246		—		—		—	—

Total		672,744		672,744		—		—

Weighted average exercise price	￦	77,268	￦	77,268	￦	—	￦	—

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

The details of the share grants as of December 31, 2015, are as follows:

	Grant date	Number of granted shares(1)	Vesting conditions
		(In number of shares)
(KB Financial Group Inc.)
Series 4	2010.07.13	180,707	Services fulfillment, Achievements of targets on the basis of market and non-market performance(2), (3)
Series 8	2012.01.01	13,471	Services fulfillment, Achievements of targets on the basis of market and non-market performance(2), (4)
Series 9	2013.07.17	37,904	Services fulfillment, Achievements of targets on the basis of market and non-market performance(2), (4)
Series 10	2014.01.01	19,042	Services fulfillment, Achievements of targets on the basis of market and non-market performance(2), (4)
Series 11	2013.07.13	69,892	Services fulfillment, Achievements of targets on the basis of market and non-market performance(2), (3)
Series 12	2014.11.21	32,449	Services fulfillment, Achievements of targets on the basis of market and non-market performance(2), (5)
Series 13	2015.01.01	36,210	Services fulfillment, Achievements of targets on the basis of market and non-market performance(2), (6)
Series 14	2015.07.17	23,525	Services fulfillment, Achievements of targets on the basis of market and non-market performance(2), (6)
Deferred grant in 2012	—	2,798	Satisfied
Deferred grant in 2013	—	8,021	Satisfied
Deferred grant in 2014	—	15,859	Satisfied

Sub-total		439,878

(Kookmin Bank)
Series 48	2013.07.23	14,470	Services fulfillment, Achievements of targets on the basis of market and non-market performance(2), (7)
Series 49	2013.07.24	36,495	Services fulfillment, Achievements of targets on the basis of market and non-market performance(2), (7)
Series 50	2013.07.24	9,214	Services fulfillment, Achievements of targets on the basis of market and non-market performance(2), (7)
Series 52	2013.08.01	10,278	Services fulfillment, Achievements of targets on the basis of market and non-market performance(2), (7)
Series 57	2014.01.01	8,853	Services fulfillment, Achievements of targets on the basis of market and non-market performance(2), (7)
Series 58	2014.01.01	78,700	Services fulfillment, Achievements of targets on the basis of market and non-market performance(2), (7)
Series 60	2015.01.01	349,984	Services fulfillment, Achievements of targets on the basis of market and non-market performance(2), (7)
Series 61	2015.04.14	8,390	Services fulfillment, Achievements of targets on the basis of market and non-market performance(2), (7)
Series 62	2015.01.12	15,965	Services fulfillment, Achievements of targets on the basis of market and non-market performance(2), (7)
Series 63	2015.08.01	9,969	Services fulfillment, Achievements of targets on the basis of market and non-market performance(2), (7)
Series 64	2015.07.24	35,069	Services fulfillment, Achievements of targets on the basis of market and non-market performance(2), (7)
Series 65	2015.08.26	13,828	Services fulfillment, Achievements of targets on the basis of market and non-market performance(2), (7)
Series 66	2014.11.21	28,392	Services fulfillment, Achievements of targets on the basis of market and non-market performance(2), (5)
Deferred grant in 2010	—	50	Satisfied
Deferred grant in 2011	—	101	Satisfied
Deferred grant in 2012	—	13,082	Satisfied
Deferred grant in 2013	—	69,240	Satisfied
Deferred grant in 2014	—	124,149	Satisfied
Deferred grant in 2015	—	1,877	Satisfied

Sub-total		828,106

	Grant date	Number of granted shares(1)	Vesting conditions
		(In number of shares)
(Other subsidiaries, etc)
Share granted in 2010		2,487	Services fulfillment, Achievements of targets on the basis of market and non-market performance (8)
Share granted in 2011		6,464	Services fulfillment, Achievements of targets on the basis of market and non-market performance (8)
Share granted in 2012		16,436	Services fulfillment, Achievements of targets on the basis of market and non-market performance (8)
Share granted in 2013		104,394	Services fulfillment, Achievements of targets on the basis of market and non-market performance (8)
Share granted in 2014		81,882	Services fulfillment, Achievements of targets on the basis of market and non-market performance (8)
Share granted in 2015		212,768	Services fulfillment, Achievements of targets on the basis of market and non-market performance (8)
Sub-total		424,431

Total		1,692,415

(1)

Granted shares represent the total number of shares initially granted to directors and employees at the end of reporting period (deferred granted shares represent the shares at the end of reporting period).

(2)	Certain portion of the granted shares is compensated over a maximum period of three years from the initial exercise date.
(3)

The 37.5%, 37.5% and 25% of the number of certain granted shares to be compensated are determined based on the accomplishment of targeted relative TSR, targeted EPS and qualitative indicators, respectively. The 30%, 30% and 40% of the number of other granted shares to be compensated are determined based on the accomplishment of the targeted Performance Results, targeted financial results of the Group and targeted relative TSR, respectively. The 40%, 40% and 20% of the number of the remaining granted shares to be compensated are determined based on the accomplishment of the targeted EPS, the targeted relative TSR and qualitative indicators, respectively.

(4)

The 30%, 30% and 40% of the number of granted shares to be compensated are determined upon the accomplishment of the targeted Performance Results, targeted financial results of the Group and the targeted relative TSR, respectively. However, as for certain number of shares, half of the number of granted shares to be compensated is determined based on the accomplishment of the targeted relative TSR, while the other half is determined by the accomplishment of the targeted Performance Results.

(5)

The 35%, 35% and 30% of the number of granted shares to be compensated are determined based on the accomplishment of the targeted relative TSR, the ROA and the growth rate of total assets, respectively.

(6)

The 40%, 30% and 30% of the number of granted shares to be compensated are determined upon the accomplishment of the targeted Performance Results, targeted financial results of the Group and the targeted relative TSR, respectively. However, as for certain number of shares, 50% of the number of granted shares to be compensated is determined based on the accomplishment of the targeted relative TSR, while the other 50% is determined by the accomplishment of the targeted Performance Results.

(7)

The 30%, 40% and 30% of the number of granted shares to be compensated are determined upon the accomplishment of the targeted relative TSR, the targeted Performance Results and the accomplishment of the targeted financial results of Kookmin Bank, respectively. However, as for certain number of shares, half of the number of granted shares to be compensated is determined based on the accomplishment of the targeted relative TSR, while the other half is determined by the accomplishment of the targeted Performance Results.

(8)

The 30%, 30% and 40% of the number of granted shares to be compensated are determined based on the accomplishment of the targeted Performance Results, the respective subsidiaries’ performance and the targeted relative TSR, respectively. The 60% and 40% of the number of certain granted shares to be compensated is determined based on the accomplishment of the respective subsidiaries’ performance and the accomplishment of the targeted relative TSR, respectively. The 40%, 30% and 30% of the number of certain granted shares to be compensated is determined based on the accomplishment of the targeted Performance Results, the respective subsidiaries’ performance and the targeted relative TSR, respectively. The 50% and 50% of the number of certain granted shares to be compensated are determined based on the accomplishment of the respective subsidiaries’ performance and the targeted relative TSR, respectively. The 70% and 30% of the number of certain granted shares to be compensated are determined based on the accomplishment of the respective subsidiaries’ performance and the targeted relative TSR, respectively.

The details of share grants linked to short-term performance as of December 31, 2015, are as follows:

	Grant date	Number of vested shares(1)	Vesting Conditions
(KB Financial Group Inc.)
Share granted in 2010	2010.01.01	322	Satisfied
Share granted in 2011	2011.01.01	1,728	Satisfied
Share granted in 2012	2012.01.01	9,215	Satisfied
Share granted in 2013	2013.01.01	11,496	Satisfied
Share granted in 2014	2014.01.01	23,304	Satisfied
Share granted in 2015	2015.01.01	21,714	Proportion to service period
(Kookmin Bank)
Share granted in 2010	2010.01.01	363	Satisfied
Share granted in 2011	2011.01.01	3,985	Satisfied
Share granted in 2012	2012.01.01	54,609	Satisfied
Share granted in 2013	2013.01.01	68,751	Satisfied
Share granted in 2014	2014.01.01	164,953	Satisfied
Share granted in 2015	2015.01.01	174,345	Proportion to service period
(Other subsidiaries, etc)
Share granted in 2013		6,551	Satisfied
Share granted in 2014		74,743	Satisfied
Share granted in 2015		53,654	Proportion to service period

(1)	The number of shares which are exercisable is determined by the results of performance. The share grants are settled over three years.

Share grants are measured at fair value using the Monte Carlo Simulation Model and assumptions used in determining the fair value as of December 31, 2015, are as follows:

	Expected exercise period (Years)	Risk free rate (%)	Fair value (Market performance condition)	Fair value (Non-market performance condition)
Linked to long term performance
(KB Financial Group Inc.)
Series 4	—	1.63	—	34,180~40,662
Series 4-1	0.00~0.53	1.63	—	33,198~36,874
Series 8	0.00~1.00	1.63	—	33,200~40,662
Series 9	0.00~2.00	1.63	38,111	33,145~38,111
Series 9-1	0.00~3.00	1.63	34,407	33,145~34,407
Series 10	0.00~3.00	1.63	34,407	33,145~34,407
Series 11	0.53~3.53	1.63	36,162	33,086~33,231
Series 12	1.89~4.89	1.64	33,689	33,157~33,292
Series 13	1.00~4.00	1.63	31,695	32,668~33,213
Series 14	2.00~5.00	1.65	27,884	32,139~33,213
Deferred grant in 2012	—	1.72	—	34,180
Deferred grant in 2013	0.00~1.00	1.72	—	33,200~34,180
Deferred grant in 2014	0.00~2.00	1.72	—	33,145~34,180

(Kookmin Bank)
Series 48	0.00~3.00	1.63	36,497	33,145~34,180
Series 49	0.00~3.00	1.63	36,382	33,145~34,180
Series 49-1	0.00~3.00	1.63	36,583	33,145~34,180
Series 50	0.00~3.00	1.63	36,382	33,145~34,180
Series 52	0.00~3.00	1.63	36,321	33,145~34,180

	Expected exercise period (Years)	Risk free rate (%)	Fair value (Market performance condition)	Fair value (Non-market performance condition)
Series 57	0.00~3.00	1.63	34,407	33,145~34,180
Series 58	0.00~3.00	1.63	34,407	33,145~34,180
Series 60	1.00~4.00	1.63	31,695	33,145~33,213
Series 61	1.28~5.01	1.63	31,695	33,110~33,213
Series 62	1.00~4.00	1.63	31,695	33,145~33,213
Series 63	1.58~5.01	1.64	31,695	33,110~33,213
Series 64	1.56~5.01	1.64	31,695	33,110~33,213
Series 65	1.65~5.01	1.64	31,695	33,110~33,213
Series 66	1.89~4.89	1.64	33,689	33,157~33,292
Grant deferred in 2012	—	1.72	—	34,180
Grant deferred in 2013	0.00~1.00	1.72	—	33,153~34,180
Grant deferred in 2014	0.00~2.00	1.72	—	33,143~34,180
Grant deferred in 2015	0.02~2.03	1.72	—	33,179~33,877

(Other subsidiaries, etc)
Share granted in 2010	—	1.63	—	37,980~38,931
Share granted in 2011	—	1.63	0~40,662	38,485~41,755
Share granted in 2012	—	1.63	0~40,446	38,111~40,446
Share granted in 2013	0.00~0.75	1.63	29,301~36,921	32,722~34,407
Share granted in 2014	0.00~1.67	1.63~1.64	31,206~34,407	32,254~34,407
Share granted in 2015	1.00~2.23	1.63~1.65	27,220~37,229	32,020~37,229

Linked to short-term performance
(KB Financial Group Inc.)
Share granted in 2010	—	1.72	—	40,662
Share granted in 2011	—	1.72	—	38,111~40,662
Share granted in 2012	—	1.72	—	34,180~40,662
Share granted in 2013	0.00~1.00	1.72	—	33,200~38,111
Share granted in 2014	0.00~2.00	1.72	—	33,145~34,180
Share granted in 2015	1.00~3.00	1.72	—	33,145~33,213

(Kookmin Bank)
Share granted in 2012	—	1.72	—	34,180
Share granted in 2013	0.00~1.00	1.72	—	33,153~39,944
Share granted in 2014	0.00~2.03	1.72	—	33,143~34,180
Share granted in 2015	0.00~3.00	1.72	—	33,145~34,180

(Other subsidiaries, etc)
Share granted in 2013	0.00~1.00	1.72	—	33,200~34,180
Share granted in 2014	0.00~2.00	1.72	—	33,145~34,180
Share granted in 2015	1.00~3.00	1.72	—	33,145~33,213

Expected volatility is based on the historical volatility of the share price over the most recent period that is generally commensurate with the expected term of the grant. And the current stock price of December 31, 2015, was used for the underlying asset price. Additionally, the average three-year historical dividend rate was used as the expected dividend rate.

As of December 31, 2014 and 2015, the accrued expenses related to share-based payments including share grants amounted to ￦48,734 million and ￦53,678 million, respectively, and the compensation costs from share grants amounting to ￦11,422 million and ￦17,429 million were incurred during the years ended December 31, 2014 and 2015, respectively. There is no intrinsic value of the vested share options as of December 31, 2014 and 2015.

32. Other non-operating income and expenses

The details of other non-operating income and expenses for the years ended December 31, 2013, 2014 and 2015, are as follows:

	2013		2014		2015
	(In millions of Korean won)
Other non-operating income
Gains of disposal in property and equipment	￦	819	￦	491	￦	514
Rent received		8,615		10,035		24,366
Others		101,848		62,041		266,278

Sub-total		111,282		72,567		291,158

Other non-operating expenses
Losses of disposal in property and equipment		928		1,297		1,128
Donation		59,760		52,330		47,602
Restoration cost		909		2,242		514
Others		61,994		87,824		101,450

Sub-total		123,591		143,693		150,694

Net other non-operating income(expenses)	￦	(12,309)	￦	(71,126)	￦	140,464

33. Income tax expense

Income tax expense for the years ended December 31, 2013, 2014 and 2015, consist of:

	2013		2014		2015
	(In millions of Korean won)
Tax payable
Current tax expense	￦	569,449	￦	512,536	￦	342,066
Adjustments recognized in the period for current tax of prior years		75,938		(11,721)		(17,939)
Changes in deferred income tax assets (liabilities)		(89,477)		31,255		93,221
Income tax recognized directly in equity
Remeasurements of net defined benefit liabilities		(13,085)		31,386		7,363
Change in value of available-for-sale financial assets		7,942		(79,473)		5,177
Change in value of held-to-maturity financial assets		(1,787)		198		349
Share of other comprehensive income of associates		9		(6)		(816)
Cash flow hedges		(618)		2,619		(486)
Gains on hedging investment of A net investment in a foreign operation		—		—		8,134
Others		(7,778)		(480)		320

Tax expense	￦	540,593	￦	486,314	￦	437,389

An analysis of the net profit before income tax and income tax expense for the years ended December 31, 2013, 2014 and 2015, follows:

	2013			2014			2015
	Tax rate	Amount		Tax rate	Amount		Tax rate	Amount
	(%)	(In millions of Korean won)		(%)	(In millions of Korean won)		(%)	(In millions of Korean won)
Net profit before income tax		￦	1,815,291		￦	1,901,425		￦	2,164,695

Tax at the applicable tax rate(1)	24.18		438,838	24.18		459,683	24.18		523,394
Non-taxable income	(0.98)		(17,716)	(0.59)		(11,171)	(3.92)		(84,835)
Non-deductible expense	1.84		33,489	0.78		14,916	0.75		16,186
Tax credit and tax exemption	(0.08)		(1,417)	(0.06)		(1,192)	(0.02)		(427)
Temporary difference for which no deferred tax is recognized	2.60		47,138	1.30		24,682	0.27		5,772
Deferred tax relating to changes in recognition and measurement	0.16		2,828	(0.08)		(1,593)	(0.01)		(251)
Income tax refund for tax of prior years	1.67		30,329	(0.35)		(6,654)	(0.92)		(19,894)
Income tax expense of overseas branch	0.26		4,796	0.33		6,202	0.18		3,827
Effects from change in tax rate	(0.05)		(871)	0.09		1,642	(0.03)		(671)
Others	0.18		3,179	(0.01)		(201)	(0.26)		(5,712)

Average effective tax rate and tax expense	29.78	￦	540,593	25.58	￦	486,314	20.21	￦	437,389

(1)	Applicable income tax rate for ￦200 million and below is 11%, for ￦200 million to ￦20 billion is 22% and for over ￦20 billion is 24.2% as of December 31, 2013, 2014 and 2015.

The details of current tax assets (income tax refund receivables) and current tax liabilities (income tax payables), as of December 31, 2014 and 2015, are as follows:

	2014
	Tax payables (receivables) before offsetting		Offsetting		Tax payables (receivables) after offsetting
	(In millions of Korean won)
Income tax refund receivables(1)	￦	(286,363)	￦	286,363	￦	—
Income tax payables		518,270		(286,363)		231,907

	2015
	Tax payables (receivables) before offsetting		Offsetting		Tax payables (receivables) after offsetting
	(In millions of Korean won)
Income tax refund receivables(1)	￦	(309,168)	￦	309,168	￦	—
Income tax payables		340,088		(309,168)		30,920

(1)	Excludes current tax assets of ￦18,525 million (2014: ￦306,313 million) by uncertain tax position and others, which do not qualify for offsetting.

34. Dividends

The dividends paid to the shareholders of the Parent Company in 2014 and 2015 were ￦193,176 million (￦500 per share) and ￦310,354 million (￦780 per share), respectively. The dividends to the shareholders of the

Parent Company in respect of the year ended December 31, 2015, of ￦980 per share, amounting to total dividends of ￦378,625 million, is to be proposed at the annual general shareholders’ meeting on March 25, 2016. The Group’s consolidated financial statements as of December 31, 2015, do not reflect this dividend payable.

35. Accumulated other comprehensive income

The details of accumulated other comprehensive income for the years ended December 31, 2014 and 2015, are as follows:

	2014
	Beginning		Changes except for reclassification		Reclassification to profit or loss		Tax effect		Ending
	(In millions of Korean won)
Remeasurements of net defined benefit liabilities	￦	(12,523)	￦	(129,677)	￦	—	￦	31,386	￦	(110,814)
Exchange differences on translating foreign operations		(29,433)		17,280		—		—		(12,153)
Change in value of available-for-sale financial assets		430,976		403,828		(74,431)		(79,473)		680,900
Change in value of held-to-maturity financial assets		4,904		(1,276)		(3)		198		3,823
Shares of other comprehensive income of associates		(57,097)		(32,448)		248		(6)		(89,303)
Cash flow hedges		(515)		(7,452)		(5,426)		2,619		(10,774)

Total	￦	336,312	￦	250,255	￦	(79,612)	￦	(45,276)	￦	461,679

	2015
	Beginning		Changes except for reclassification		Reclassification to profit or loss		Tax effect		Ending
	(In millions of Korean won)
Remeasurements of net defined benefit liabilities	￦	(110,814)	￦	(30,425)	￦	—	￦	7,363	￦	(133,876)
Exchange differences on translating foreign operations		(12,153)		45,143		—		—		32,990
Change in value of available-for-sale financial assets		680,900		209,815		(242,762)		5,177		653,130
Change in value of held-to-maturity financial assets		3,823		(1,441)		—		349		2,731
Shares of other comprehensive income of associates		(89,303)		1,038		—		(816)		(89,081)
Cash flow hedges		(10,774)		23,205		(22,118)		(486)		(10,173)
Gains(losses) on hedges of a net investment in a foreign operation		—		(33,611)		—		8,134		(25,477)

Total	￦	461,679	￦	213,724	￦	(264,880)	￦	19,721	￦	430,244

36. Earnings per share

36.1 Basic earnings per share

Basic earnings per share is calculated by dividing profit and loss attributable to ordinary equity holders of the Parent Company by the weighted average number of ordinary shares outstanding, during the years ended December 31, 2013, 2014 and 2015.

Weighted average number of ordinary shares outstanding:

	2013
	Number of shares (a)	Days outstanding (b)	Total outstanding shares [(a) x (b)]
	(In number of shares)
Beginning (A)	386,351,693	365	141,018,367,945

Weighted average number of ordinary shares outstanding [(B) =(A)/365]			386,351,693

	2014
	Number of shares (a)	Days outstanding (b)	Total outstanding shares [(a) x (b)]
	(In number of shares)
Beginning (A)	386,351,693	365	141,018,367,945

Weighted average number of ordinary shares outstanding [(B) =(A)/365]			386,351,693

	2015
	Number of shares (a)	Days outstanding (b)	Total outstanding shares [(a) x (b)]
	(In number of shares)
Beginning (A)	386,351,693	365	141,018,367,945

Weighted average number of ordinary shares outstanding [(B) =(A)/365]			386,351,693

Basic earnings per share:

	2013
	(in Korean won and in number of shares)
Profit attributable to ordinary shares (C)	￦	1,271,502,597,550
Weighted average number of ordinary shares outstanding (D)		386,351,693
Basic earnings per share [(E)=(C)/(D)]	￦	3,291

	2014
	(in Korean won and in number of shares)
Profit attributable to ordinary shares (C)	￦	1,400,722,065,239
Weighted average number of ordinary shares outstanding (D)		386,351,693
Basic earnings per share [(E)=(C)/(D)]	￦	3,626

	2015
	(in Korean won and in number of shares)
Profit attributable to ordinary shares (C)	￦	1,698,317,850,139
Weighted average number of ordinary shares outstanding (D)		386,351,693
Basic earnings per share [(E)=(C)/(D)]	￦	4,396

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

Adjusted profit for diluted earnings per share:

	2013
	(In Korean won)
Profit attributable to ordinary shares	￦	1,271,502,597,550
Adjustment		—

Adjusted profit for diluted earnings per share	￦	1,271,502,597,550

	2014
	(In Korean won)
Profit attributable to ordinary shares	￦	1,400,722,065,239
Adjustment		—

Adjusted profit for diluted earnings per share	￦	1,400,722,065,239

	2015
	(In Korean won)
Profit attributable to ordinary shares	￦	1,698,317,850,139
Adjustment		—

Adjusted profit for diluted earnings per share	￦	1,698,317,850,139

Adjusted weighted average number of ordinary shares outstanding to calculate diluted earnings per share:

	2013	2014	2015
	(in number of shares)
Weighted average number of ordinary shares outstanding	386,351,693	386,351,693	386,351,693
Adjustment
Share grants	1,639,306	1,589,706	1,741,558

Adjusted weighted average number of ordinary shares outstanding for diluted earnings per share	387,990,999	387,941,399	388,093,251

Diluted earnings per share:

	2013
	(in Korean won and in number of shares)
Adjusted profit for diluted earnings per share	￦	1,271,502,597,550
Adjusted weighted average number of ordinary shares outstanding for diluted earnings per share		387,990,999
Diluted earnings per share	￦	3,277

	2014
	(in Korean won and in number of shares)
Adjusted profit for diluted earnings per share	￦	1,400,722,065,239
Adjusted weighted average number of ordinary shares outstanding for diluted earnings per share		387,941,399
Diluted earnings per share	￦	3,611

	2015
	(in Korean won and in number of shares)
Adjusted profit for diluted earnings per share	￦	1,698,317,850,139
Adjusted weighted average number of ordinary shares outstanding for diluted earnings per share		388,093,251
Diluted earnings per share	￦	4,376

37. Insurance Contracts

37.1 Insurance liabilities

The details of insurance liabilities presented within other liabilities as of December 31, 2014 and 2015, are as follows:

	2014		2015
	(In millions of Korean won)
Individual insurance
Pure Endowment insurance	￦	4,334,823	￦	4,840,555
Death insurance		112,858		156,179
Joint insurance		1,800,468		1,906,777
Group insurance		1,417		1,895
Other		15,632		19,293

Total	￦	6,265,198	￦	6,924,699

The changes in insurance liabilities for the years ended December 31, 2014 and 2015, are as follows:

	2014
	Individual insurance						Group insurance		Others(1)		Total
	Pure endowment insurance		Death insurance		Joint insurance
	(In millions of Korean won)
Beginning	￦	3,861,364	￦	85,123	￦	1,634,590	￦	1,339	￦	16,627	￦	5,599,043
Provision(Reversal)		473,459		27,735		165,878		78		(995)		666,155

Ending	￦	4,334,823	￦	112,858	￦	1,800,468	￦	1,417	￦	15,632	￦	6,265,198

	2015
	Individual insurance						Group insurance		Others(1)		Total
	Pure endowment insurance		Death insurance		Joint insurance
	(In millions of Korean won)
Beginning	￦	4,334,823	￦	112,858	￦	1,800,468	￦	1,417	￦	15,632	￦	6,265,198
Provision		505,732		43,321		106,309		478		3,661		659,501

Ending	￦	4,840,555	￦	156,179	￦	1,906,777	￦	1,895	￦	19,293	￦	6,924,699

(1)	Consists of policyholders’ profit dividend reserve, reserve for compensation for losses on dividend-paying insurance contracts and others.

37.2 Insurance assets

The details of insurance assets presented within other assets as of December 31, 2014 and 2015, are as follows:

	2014		2015
	(In millions of Korean won)
Reinsurance assets	￦	4,482	￦	5,844
Deferred acquisition costs		123,011		106,645

Total	￦	127,493	￦	112,489

The changes in reinsurance assets for the years ended December 31, 2014 and 2015, are as follows:

	2014		2015
	(In millions of Korean won)
Beginning	￦	5,245	￦	4,482
Increase (decrease)		(763)		1,362

Ending	￦	4,482	￦	5,844

The changes in deferred acquisition costs for the years ended December 31, 2014 and 2015, are as follows:

	2014		2015
	(In millions of Korean won)
Beginning	￦	151,909	￦	123,011
Increase		52,386		58,732
Amortization		(81,284)		(75,098)

Ending	￦	123,011	￦	106,645

37.3 Insurance premiums and insurance expenses

The details of insurance premiums for the years ended December 31, 2013, 2014 and 2015, are as follows:

	2013
	Pure endowment insurance		Death insurance		Joint insurance		Group insurance		Others		Total
	(In millions of Korean won)
Insurance premiums earned	￦	795,031	￦	41,389	￦	336,540	￦	5,019	￦	42,474	￦	1,220,453
Reinsurance premiums paid		(480)		(3,854)		(278)		(2,177)		(7,302)		(14,091)

Net premiums earned	￦	794,551	￦	37,535	￦	336,262	￦	2,842	￦	35,172	￦	1,206,362

	2014
	Pure endowment insurance		Death insurance		Joint insurance		Group insurance		Others		Total
	(In millions of Korean won)
Insurance premiums earned	￦	756,697	￦	55,035	￦	350,076	￦	5,271	￦	37,481	￦	1,204,560
Reinsurance premiums paid		(502)		(2,674)		(306)		(2,366)		(7,072)		(12,920)

Net premiums earned	￦	756,195	￦	52,361	￦	349,770	￦	2,905	￦	30,409	￦	1,191,640

	2015
	Pure endowment insurance		Death insurance		Joint insurance		Group insurance		Others		Total
	(In millions of Korean won)
Insurance premiums earned	￦	870,915	￦	82,390	￦	367,181	￦	5,898	￦	36,621	￦	1,363,005
Reinsurance premiums paid		(459)		(2,656)		(360)		(2,198)		(7,084)		(12,757)

Net premiums earned	￦	870,456	￦	79,734	￦	366,821	￦	3,700	￦	29,537	￦	1,350,248

The details of reinsurance transactions for the years ended December 31, 2013, 2014 and 2015, are as follows:

	2013
	Reinsurance expense		Reinsurance revenue
	Reinsurance premium paid		Reinsurance claims recovered		Reinsurance commission		Total
	(In millions of Korean won)
Individual	￦	4,612	￦	3,850	￦	466	￦	4,316
Group		2,177		2,124		220		2,344
Others		7,302		6,660		—		6,660

Total	￦	14,091	￦	12,634	￦	686	￦	13,320

	2014
	Reinsurance expense		Reinsurance revenue
	Reinsurance premium paid		Reinsurance claims recovered		Reinsurance commission		Total
	(In millions of Korean won)
Individual	￦	3,482	￦	2,461	￦	555	￦	3,016
Group		2,366		2,652		47		2,699
Others		7,072		4,756		—		4,756

Total	￦	12,920	￦	9,869	￦	602	￦	10,471

	2015
	Reinsurance expense		Reinsurance revenue
	Reinsurance premium paid		Reinsurance claims recovered		Reinsurance commission		Total
	(In millions of Korean won)
Individual	￦	3,475	￦	1,913	￦	793	￦	2,706
Group		2,198		2,159		9		2,168
Others		7,084		5,494		—		5,494

Total	￦	12,757	￦	9,566	￦	802	￦	10,368

Insurance expenses for the years ended December 31, 2013, 2014 and 2015, are as follows:

	2013
	Pure endowment insurance		Death insurance		Joint insurance		Group insurance		Others		Total
	(In millions of Korean won)
Insurance expense	￦	6,557	￦	2,287	￦	1,085	￦	4,922	￦	5,645	￦	20,496
Dividend expense		295		13		—		—		—		308
Refund expense		259,710		5,257		185,286		351		—		450,604
Provision		579,663		21,302		163,835		54		(2,977)		761,877

Sub-total		846,225		28,859		350,206		5,327		2,668		1,233,285

Reinsurance claims		(204)		(3,592)		(54)		(2,124)		(6,660)		(12,634)

Net insurance expense	￦	846,021	￦	25,267	￦	350,152	￦	3,203	￦	(3,992)	￦	1,220,651

	2014
	Pure endowment insurance		Death insurance		Joint insurance		Group insurance		Others		Total
	(In millions of Korean won)
Insurance expense	￦	6,078	￦	3,006	￦	10,837	￦	5,006	￦	4,757	￦	29,684
Dividend expense		417		21		—		—		—		438
Refund expense		346,740		7,588		201,029		238		—		555,595
Provision(Reversal)		473,459		27,735		165,878		78		(995)		666,155

Sub-total		826,694		38,350		377,744		5,322		3,762		1,251,872

Reinsurance claims		(202)		(2,205)		(55)		(2,651)		(4,756)		(9,869)

Net insurance expense(income)	￦	826,492	￦	36,145	￦	377,689	￦	2,671	￦	(994)	￦	1,242,003

	2015
	Pure endowment insurance		Death insurance		Joint insurance		Group insurance		Others		Total
	(In millions of Korean won)
Insurance expense	￦	10,395	￦	2,298	￦	78,723	￦	4,426	￦	4,740	￦	100,582
Dividend expense		581		25		1		—		—		607
Refund expense		415,202		11,629		207,052		285		—		634,168
Provision		505,732		43,321		106,309		478		3,661		659,501

Sub-total		931,910		57,273		392,085		5,189		8,401		1,394,858

Reinsurance claims		(251)		(1,620)		(43)		(2,158)		(5,494)		(9,566)

Net insurance expense	￦	931,659	￦	55,653	￦	392,042	￦	3,031	￦	2,907	￦	1,385,292

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

The maximum exposure of premium risk as of December 31, 2014 and 2015, follows:

	2014
	Before reinsurance mitigation		After reinsurance mitigation
	(In millions of Korean won)
Mortality	￦	10,736	￦	6,321
Disability		950		545
Hospitalization		767		490
Operation and diagnosis		1,516		998
Actual losses for medical expense		279		89
Others		232		189

Total	￦	14,480	￦	8,632

	2015
	Before reinsurance mitigation		After reinsurance mitigation
	(In millions of Korean won)
Mortality	￦	11,769	￦	7,482
Disability		1,245		848
Hospitalization		817		529
Operation and diagnosis		1,699		1,173
Actual losses for medical expense		310		105
Others		421		379

Total	￦	16,261	￦	10,516

Average ratios of claims paid per risk premium received on the basis of exposure before mitigation for the past three years as of December 31, 2014 and 2015, were 70% and 69%, respectively.

The exposure of market risk arising from embedded derivatives included in host insurance contracts as of December 31, 2014 and 2015, are as follows:

	2014				2015
	Policy holders reserve		Guarantee reserve		Policy holders reserve		Guarantee reserve
	(In millions of Korean won)
Variable annuity	￦	535,749	￦	5,153	￦	518,849	￦	5,312
Variable universal		110,766		458		319,595		2,658
Others		26,573		118		—		—

Total	￦	673,088	￦	5,729	￦	838,444	￦	7,970

Premium reserves and unearned premium reserves classified based on each residual maturity as of December 31, 2014 and 2015, are as follows:

	2014
	Less than 3 years		3-5 years		5-10 years		10-15 years		15-20 years		20 years or more		Total
	(In millions of Korean won)
Premium reserves	￦	381,413	￦	548,410	￦	1,385,847	￦	352,039	￦	440,581	￦	3,076,824	￦	6,185,114
Unearned premium reserves		690		1		2		1		1		3		698

	2015
	Less than 3 years		3-5 years		5-10 years		10-15 years		15-20 years		20 years or more		Total
	(In millions of Korean won)
Premium reserves	￦	493,888	￦	737,423	￦	1,248,613	￦	498,641	￦	359,802	￦	3,485,061	￦	6,823,428
Unearned premium reserves		638		—		1		1		1		16		657

38. Supplemental Cash Flow Information

Cash and cash equivalents as of December 31, 2014 and 2015, are as follows:

	2014		2015
	(In millions of Korean won)
Cash	￦	2,019,965	￦	2,074,357
Checks with other banks		525,452		396,955
Due from Bank of Korea		6,508,623		6,791,990
Due from other financial institutions		6,369,807		7,052,764

Sub-total		15,423,847		16,316,066

Restricted due from financial institutions		(7,132,094)		(7,124,241)
Due from financial institutions with original maturities over three-months		(1,272,957)		(1,733,906)

Sub-total		(8,405,051)		(8,858,147)

Total	￦	7,018,796	￦	7,457,919

Significant non-cash transactions for the years ended December 31, 2013, 2014 and 2015, are as follows:

	2013		2014		2015
	(In millions of Korean won)
Decrease in loans due to the write-offs	￦	2,132,066	￦	2,091,040	￦	1,418,960
Changes in accumulated other comprehensive income due to valuation of financial investments		(3,591)		248,880		(28,969)
Decrease in accumulated other comprehensive income from measurement of investment securities in associates		(9,811)		(32,206)		222
Increase in financial investments due to debt-for-equity swap with Taihan Electric Wire Co., Ltd.		—		—		14,729
Increase in financial investments due to debt-for-equity swap with Hyundai Cement Wire Co., Ltd.		—		25,178		—
Increase in financial investments due to debt-for-equity swap with Taihan Electric Wire Co., Ltd		115,716		—		—
Increase in investment in associates due to debt-for-equity swap with Ssangyong Engineering & Construction Co., Ltd		28,779		—		—

Cash inflow and outflow from income tax, interests and dividends for the years ended December 31, 2013, 2014 and 2015, are as follows:

	Activity	2013		2014		2015
		(In millions of Korean won)
Income tax paid	Operating	￦	504,900	￦	491,962	￦	218,215
Interest received	Operating		12,749,214		12,250,845		10,976,847
Interest paid	Operating		6,407,081		5,342,297		4,569,076
Dividends received	Operating		98,579		124,021		160,562
Dividends paid	Financing		231,811		193,176		301,354

39. Contingent liabilities and commitments

Acceptances and guarantees as of December 31, 2014 and 2015, are as follows:

	2014		2015
	(In millions of Korean won)
Confirmed acceptances and guarantees
Confirmed acceptances and guarantees in Korean won
Acceptances and guarantees for KB purchasing loan	￦	428,815	￦	422,316
Other acceptances and guarantees		669,233		609,034

Sub-total		1,098,048		1,031,350

Confirmed acceptances and guarantees in foreign currency
Acceptances of letter of credit		327,963		250,647
Letter of guarantees		61,081		51,500
Bid bond		43,362		62,402
Performance bond		1,087,394		1,006,304
Refund guarantees		1,494,023		1,924,030
Other acceptances and guarantees		959,685		1,444,618

Sub-total		3,973,508		4,739,501

Financial guarantees
Guarantees for Debenture-Issuing		51,200		51,200
Acceptances and guarantees for mortgage		75,651		27,805
Overseas debt guarantees		392,021		374,769
International financing guarantees in foreign currencies		35,949		11,893

Other financial guarantees		21,846		6,897

Sub-total		576,667		472,564

Total Confirmed acceptances and guarantees		5,648,223		6,243,415

Unconfirmed acceptances and guarantees
Guarantees of letter of credit		2,825,919		2,142,496
Refund guarantees		1,060,413		1,019,116

Total Confirmed acceptances and guarantees		3,886,332		3,161,612

Total	￦	9,534,555	￦	9,405,027

Acceptances and guarantees by counterparty as of December 31, 2014 and 2015, are as follows:

	2014
	Confirmed guarantees		Unconfirmed guarantees		Total		Proportion (%)
	(In millions of Korean won)
Corporations	￦	4,611,841	￦	2,936,635	￦	7,548,476	79.17
Small companies		857,004		562,655		1,419,659	14.89
Public and others		179,378		387,042		566,420	5.94

Total	￦	5,648,223	￦	3,886,332	￦	9,534,555	100.00

	2015
	Confirmed guarantees		Unconfirmed guarantees		Total		Proportion (%)
	(In millions of Korean won)
Corporations	￦	5,238,851	￦	2,489,134	￦	7,727,985	82.17
Small companies		833,355		517,703		1,351,058	14.37
Public and others		171,209		154,775		325,984	3.46

Total	￦	6,243,415	￦	3,161,612	￦	9,405,027	100.00

Acceptances and guarantees by industry as of December 31, 2014 and 2015, are as follows:

	2014
	Confirmed guarantees		Unconfirmed guarantees		Total		Proportion (%)
	(In millions of Korean won)
Financial institutions	￦	141,150	￦	3,573	￦	144,723	1.52
Manufacturing		3,179,368		2,410,472		5,589,840	58.63
Service		583,302		114,645		697,947	7.32
Wholesale & Retail		932,283		788,804		1,721,087	18.05
Construction		709,582		215,382		924,964	9.70
Public sector		72,964		336,484		409,448	4.29
Others		29,574		16,972		46,546	0.49

Total	￦	5,648,223	￦	3,886,332	￦	9,534,555	100.00

	2015
	Confirmed guarantees		Unconfirmed guarantees		Total		Proportion (%)
	(In millions of Korean won)
Financial institutions	￦	114,926	￦	3,664	￦	118,590	1.26
Manufacturing		3,559,955		1,934,904		5,494,859	58.42
Service		584,333		68,494		652,827	6.94
Wholesale & Retail		1,285,101		796,109		2,081,210	22.13
Construction		606,099		200,976		807,075	8.58
Public sector		73,160		106,288		179,448	1.91
Others		19,841		51,177		71,018	0.76

Total	￦	6,243,415	￦	3,161,612	￦	9,405,027	100.00

Commitments as of December 31, 2014 and 2015, are as follows:

	2014		2015
	(In millions of Korean won)
Commitments
Corporate loan commitments	￦	42,823,583	￦	39,022,521
Retail loan commitments		13,886,999		15,160,930
Credit line on credit cards		37,584,381		41,439,061
Private placement commitments		121,300		110,858
Purchase of other security investment		1,746,430		1,869,533

Sub-total		96,162,693		97,602,903

Financial Guarantees
Credit line		3,809,478		3,449,749
Purchase of security investment		73,500		98,700

Sub-total		3,882,978		3,548,449

Total	￦	100,045,671	￦	101,151,352

Other Matters (including litigation)

a) The Group has filed 98 lawsuits (excluding minor lawsuits in relation to the collection or management of loans), involving aggregate claims of ￦470,766 million, and faces 346 lawsuits (as the defendant) (excluding minor lawsuits in relation to the collection or management of loans) involving aggregate damages of ￦481,793 million, which arose in the normal course of the business and are still pending as of December 31, 2015.

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

c) The face value of the securities which Kookmin Bank sold to general customers through tellers amounts to ￦26,487 million and ￦11,254 million as of December 31, 2014 and 2015, respectively.

d) During the year ended December 31, 2013, Kookmin Bank underwent a tax audit for the fiscal years 2008 to 2012 by the Seoul Regional Tax Office. As a result, Kookmin Bank was assessed a total of ￦124,357 million for underpaid income taxes (including local income taxes). Thereafter, Kookmin Bank paid ￦123,330 million, excluding local income tax amounting to ￦1,027 million recognized as non-trade payable as of December 31, 2015. Subsequently, Kookmin Bank has appealed to the tax tribunal for the amount of ￦114,283 million in connection with the above tax assessment. The appeal is pending as of December 31, 2015.

e) While setting up a fraud detection system, a computer contractor employed by the personal credit ratings firm Korea Credit Bureau caused a widespread data breach in June 2013, resulting in the theft of cardholders’ personal information. As a result of the leakage of customers personal information, the KB Kookmin Card received a notification from the Financial Services Commission that the KB Kookmin Card is subject to a temporary three-month operating suspension as of February 16, 2014. In respect of the incident, the Group faces 102 legal claims filed as the defendant, with an aggregate claim of ￦52,206 million as of December 31, 2015. A provision liability of ￦11,512 million has been recognized for this pending lawsuit. KB Kookmin Card has entered into a privacy liability insurance as of December 31, 2015. Therefore, the amounts of receivables guaranteed in case of the legal obligation of payment levied are ￦3,500 million for the lawsuit stated above. In addition, the additional lawsuit may be filed for the Group. Meanwhile, the final outcome of the cases cannot be reasonably ascertained.

40. Subsidiaries

The details of subsidiaries as of December 31, 2015, are as follows:

Investor	Investee	Ownership interests(%)	Location	Date of financial statements	Industry
KB Financial Group Inc.	Kookmin Bank	100.00	Korea	Dec. 31	Banking and domestic, foreign exchange transaction
	KB Kookmin Card Co., Ltd.	100.00	Korea	Dec. 31	Credit card
	KB Investment & Securities Co., Ltd.	100.00	Korea	Dec. 31	Financial investment
	KB Life Insurance Co., Ltd.	100.00	Korea	Dec. 31	Life insurance
	KB Asset Management Co., Ltd.	100.00	Korea	Dec. 31	Security investment trust management and advisory
	KB Capital Co., Ltd.	52.02	Korea	Dec. 31	Financial Leasing
	KB Savings Bank Co., Ltd.	100.00	Korea	Dec. 31	Savings banking
	KB Real Estate Trust Co., Ltd.	100.00	Korea	Dec. 31	Real estate trust management
	KB Investment Co., Ltd.	100.00	Korea	Dec. 31	Capital investment
	KB Credit Information Co., Ltd.	100.00	Korea	Dec. 31	Collection of receivables or credit investigation
	KB Data System Co., Ltd.	100.00	Korea	Dec. 31	Software advisory, development, and supply
Kookmin Bank	Kookmin Bank Int’l Ltd.(London)	100.00	United Kingdom	Dec. 31	Banking and foreign exchange transaction
	Kookmin Bank Hong Kong Ltd.	100.00	Hong Kong	Dec. 31	Banking and foreign exchange transaction
	Kookmin Bank Cambodia PLC.	100.00	Cambodia	Dec. 31	Banking and foreign exchange transaction
	Kookmin Bank (China) Ltd.	100.00	China	Dec. 31	Banking and foreign exchange transaction
	Personal pension trusts and 10 other trusts(1)	—	Korea	Dec. 31	Trust
	Samho Kyungwon Co., Ltd. and 3 others(2)	—	Korea and others	Dec. 31	Asset-backed securitization and others
	KB Haeoreum private securities investment trust 26(Bond) and 6 others	100.00	Korea	Dec. 31	Private equity fund
Kookmin Bank, KB Investment Co., Ltd.	KB12-1 Venture Investment	100.00	Korea	Dec. 31	Capital investment
	KB Start-up Creation Fund	62.50	Korea	Dec. 31	Capital investment
	KB Intellectual Property Fund(5)	34.00	Korea	Dec. 31	Capital investment
KB Investment & Securities Co., Ltd.	Ashley Investment First Co., Ltd.(2)	—	Korea	Dec. 31	Asset-backed securitization and others
	Growth Investment First Co., Ltd.(2)	—	Korea	Dec. 31	Asset-backed securitization and others
	GoldenEgg Investment Co., Ltd.(2)	—	Korea	Dec. 31	Asset-backed securitization and others

Investor	Investee	Ownership interests(%)	Location	Date of financial statements	Industry
KB Asset Management Co., Ltd.	KB Wellyan Private Equity Real Estate Fund No. 6	95.67	Korea	Dec. 31	Capital investment
	KB Wellyan Private Equity Real Estate Fund No. 7(3)	47.97	Korea	Dec. 31	Capital investment
	Boyoung Construction(4)	—	Korea	Dec. 31	Construction
KB Investment Co., Ltd.	09-5 KB Venture Fund(5)	33.33	Korea	Dec. 31	Capital investment
	KoFC-KB Pioneer Champ No.2010-8 Investment Partnership	50.00	Korea	Dec. 31	Capital investment
	2011 KIF-KB IT Venture Fund(5)	43.33	Korea	Dec. 31	Capital investment
	KoFC-KB Young Pioneer 1st Fund(5)	33.33	Korea	Dec. 31	Capital investment
KB Kookmin Card Co., Ltd.	KB Kookmin Card Second Securitization Co., Ltd.(2)	0.50	Korea	Dec. 31	Asset-backed securitization
	Wise Mobile First Securitization Specialty(2)	0.50	Korea	Dec. 31	Asset-backed securitization
	Wise Mobile Second Securitization Specialty(2)	0.50	Korea	Dec. 31	Asset-backed securitization
	Wise Mobile Third Securitization Specialty(2)	0.50	Korea	Dec. 31	Asset-backed securitization
	Wise Mobile Fourth Securitization Specialty(2)	0.50	Korea	Dec. 31	Asset-backed securitization
	Wise Mobile Fifth Securitization Specialty(2)	0.50	Korea	Dec. 31	Asset-backed securitization
	Wise Mobile Sixth Securitization Specialty(2)	0.50	Korea	Dec. 31	Asset-backed securitization
	Wise Mobile Seventh Securitization Specialty(2)	0.50	Korea	Dec. 31	Asset-backed securitization
	Wise Mobile Eighth Securitization Specialty(2)	0.50	Korea	Dec. 31	Asset-backed securitization
	Wise Mobile Ninth Securitization Specialty(2)	0.50	Korea	Dec. 31	Asset-backed securitization
	Wise Mobile Tenth Securitization Specialty(2)	0.50	Korea	Dec. 31	Asset-backed securitization
	Wise Mobile Eleventh Securitization Specialty(2)	0.50	Korea	Dec. 31	Asset-backed securitization

Investor	Investee	Ownership interests(%)	Location	Date of financial statements	Industry
	Wise Mobile Twelfth Securitization Specialty(2)	0.50	Korea	Dec. 31	Asset-backed securitization
	Wise Mobile Thirteenth Securitization Specialty(2)	0.50	Korea	Dec. 31	Asset-backed securitization
	Wise Mobile Fourteenth Securitization Specialty(2)	0.50	Korea	Dec. 31	Asset-backed securitization
	Wise Mobile Fifteenth Securitization Specialty(2)	0.50	Korea	Dec. 31	Asset-backed securitization
	Wise Mobile Sixteenth Securitization Specialty(2)	0.50	Korea	Dec. 31	Asset-backed securitization
	Wise Mobile Seventeenth Securitization Specialty(2)	0.50	Korea	Dec. 31	Asset-backed securitization
	Wise Mobile Eighteenth Securitization Specialty(2)	0.50	Korea	Dec. 31	Asset-backed securitization
KB Life Insurance Co., Ltd.	KB Haeoreum Private Securities Investment Trust 1st and 5 others	100.00	Korea	Dec. 31	Private equity fund
Kookmin Bank, KB life Insurance, KB Investment & Securities, KB Real Estate Trust Co., Ltd.	KB Wise Star Private Real Estate Feeder Fund 1st.	100.00	Korea	Dec. 31	Investment trust
Kookmin Bank	Hanbando BTL Private Special Asset Fund 1st(3)	39.74	Korea	Dec. 31	Capital investment
Kookmin Bank, KB life Insurance Co., Ltd.	KB Hope Sharing BTL Private Special Asset(3)	40.00	Korea	Dec. 31	Capital investment
Kookmin Bank	KB Mezzanine Private Securities Fund 1st.(Mixed)(3)	46.51	Korea	Dec. 31	Capital investment
Kookmin Bank, KB life Insurance Co., Ltd.	KB Mezzanine Private Securities Fund 2nd.(Mixed)(3)	40.74	Korea	Dec. 31	Capital investment
	KB Senior Loan Private Fund(3)	28.70	Korea	Dec. 31	Capital investment
KB Wise Star Private Real Estate Feeder Fund 1st.	KB Star Retail Private Master Real Estate 1st(6)	48.98	Korea	Dec. 31	Capital investment
	KB Star Office Private Real Estate Investment Trust 2nd(6)	44.44	Korea	Dec. 31	Capital investment

(1)

The Group controls the trust because it has power that determines the management performance over the trust and is exposed to variable returns to absorb losses through the guarantees of payment of principal or payment of principal and fixed rate of return.

(2)

Although the Group holds less than a majority of the investee’s voting rights, the Group controls these investees because it is exposed to variable returns from its involvement with the investees and has ability to affect those returns through its power.

(3)

Although the Group holds less than a majority of the investee’s voting rights, the Group controls the investee as it has power over relevant activities by managing the fund and it is significantly exposed to variable returns which is affected by the performance of the investees, and has ability to affect those performance through its power.

(4)	Boyoung Construction is included in the consolidation scope, as KB Wellyan Private Equity Real Estate Fund No. 7 is included in the consolidation scope.
(5)

Although the Group holds less than a majority of the investee’s voting rights, the Group controls the investee as it has power over relevant activities by taking the role of general partners and it is significantly exposed to variable returns which is affected by the performance of the investees, and has ability to affect the performance through its power.

(6)

KB Star Retail Private Master Real Estate 1st and KB Star Office Private Real Estate Investment Trust 2nd are included in the consolidation scope, as KB Wise Star Private Real Estate Feeder Fund 1st is included in the consolidation scope.

The condensed financial information of major subsidiaries as of December 31, 2014 and 2015 is as follows:

	2014
	Assets		Liabilities		Equity		Operating income (revenue)		Profit(loss) for the period		Total comprehensive income(loss) for the period
	(In millions of Korean won)
Kookmin Bank(1)	￦	275,453,664	￦	253,513,191	￦	21,940,473	￦	16,283,978	￦	1,029,041	￦	1,152,233
KB Kookmin Card Co., Ltd.(1)		15,886,769		12,406,314		3,480,455		2,864,957		332,701		310,606
KB Investment & Securities Co., Ltd.(1), (2)		4,131,568		3,554,828		576,740		578,345		25,624		25,558
KB Life Insurance Co., Ltd.(1)		7,680,184		7,096,459		583,725		1,453,057		6,537		34,597
KB Asset Management Co., Ltd.(1)		254,481		52,541		201,940		105,234		49,560		50,368
KB Capital Co., Ltd(2)		4,023,965		3,612,150		411,815		250,042		29,990		26,859
KB Savings Bank Co., Ltd.		772,676		619,882		152,794		56,712		(15,079)		(14,645)
KB Real Estate Trust Co., Ltd.		204,888		20,930		183,958		50,283		14,818		14,913
KB Investment Co., Ltd.(1)		225,353		90,569		134,784		33,371		1,382		4,197
KB Credit Information Co., Ltd.		28,805		7,955		20,850		38,796		(1,605)		(1,605)
KB Data System Co., Ltd.		31,397		16,874		14,523		59,129		367		(350)

	2015
	Assets		Liabilities		Equity		Operating income (revenue)		Profit(loss) for the period		Total comprehensive income(loss) for the period
	(In millions of Korean won)
Kookmin Bank(1)	￦	290,277,907	￦	267,530,696	￦	22,747,211	￦	16,367,176	￦	1,107,238	￦	1,037,234
KB Kookmin Card Co., Ltd.(1)		16,141,810		12,307,827		3,833,983		2,994,808		355,020		353,528
KB Investment & Securities Co., Ltd.(1), (2)		6,118,251		5,495,285		622,966		921,883		47,118		46,225
KB Life Insurance Co., Ltd.(1)		8,516,783		7,933,950		582,833		1,626,245		10,563		(892)
KB Asset Management Co., Ltd.(1)		228,011		81,338		146,673		115,748		24,581		24,734
KB Capital Co., Ltd.(2)		5,563,402		5,003,278		560,124		359,986		60,419		60,778
KB Savings Bank Co., Ltd.		856,516		684,204		172,312		67,629		20,644		19,518
KB Real Estate Trust Co., Ltd.		223,820		20,482		203,338		55,719		20,289		19,380
KB Investment Co., Ltd.(1)		276,798		130,999		145,799		40,557		8,387		11,015
KB Credit Information Co., Ltd.		28,533		8,332		20,201		40,807		(578)		(649)
KB Data System Co., Ltd.		28,388		14,728		13,660		57,434		(140)		(863)

(1)	Financial information is based on its consolidated financial statements.
(2)	The amount includes the fair value adjustments due to the merger.

Nature of the risks associated with interests in consolidated structured entities

The terms of contractual arrangements to provide financial support to a consolidated structured entity

•

The Group has provided acceptances and guarantees of ￦83,470 million to Ashley Investment First Co., Ltd., Growth Investment First Co., Ltd. and GoldenEgg Investment Co. Ltd., the Group’s subsidiaries, that issued debentures.

•

The Group provides capital commitment to KB Wise Star Private Real Estate Feeder Fund 1st. and nine other subsidiaries. The unexecuted amount of the investment agreement is ￦516,174 million. Based on the capital commitment, the Group is subject to increase its investment upon the request of the asset management company or the additional agreement among investors.

•

The Group provides the guarantees of payment of principal, or principal and fixed rate of return in case the operating results of the trusts are less than the guaranteed principal, or principal and fixed rate of return.

Changes in subsidiaries
KB Intellectual Property Investment Fund, KB Senior Loan Private Fund, Wise Mobile 13th~18th Securitization and GoldenEgg Investment Co., Ltd. were newly consolidated during the year ended December 31, 2015. KB Mortgage Loan No.1 Limited, KB Covered Bond First International Limited, KAMCO Value Recreation 3rd Securitization Specialty Co., Ltd., KB Kookmin Card First Securitization Co., Ltd., K-star KTB ETF(Bond), Heungkuk Multi Private Securities H-19 and 32 others have been excluded from consolidation during the year ended December 31, 2015.

As of December 31, 2014 and 2015, the information relating to the Group’s subsidiaries that have material non-controlling interests, before any intra-group eliminations, are as follows:

	2014		2015
	(In millions of Korean won)
Non-controlling interests percentage (%)		47.98%		47.98%
Non-controlling interests
Assets of subsidiaries	￦	4,023,965	￦	5,563,402
Liabilities of subsidiaries		3,612,150		5,003,278
Equity of subsidiaries		411,815		560,124
Non-controlling interests		197,580		222,101
Profit attributable to non-controlling interests
Operating profit of subsidiaries		39,666		78,779
Profit of subsidiaries		29,990		60,419
Profit attributable to non-controlling interests		14,389		28,988
Cash flows of subsidiaries
Cash flows from operating activities		71,813		(1,140,145)
Cash flows from investing activities		(6,742)		(9,646)
Cash flows from financing activities		(33,312)		1,351,623

Net increase in cash and cash equivalents	￦	31,759	￦	201,832

41. Unconsolidated Structured Entity

As of December 31, 2015, the nature, purpose and activities of the unconsolidated structured entities and how the structured entities are financed, are as follows:

Nature	Purpose	Activities	Methods of Financing

Asset-backed securitization	Early cash generation through transfer of securitization assets Fees earned as services to SPC, such as providing lines of credit and ABCP purchase commitments	Fulfillment of Asset-backed securitization plan Purchase and transfer of securitization assets Issuance and repayment of ABS and ABCP	Issuance of ABS and ABCP based on securitization assets

Project financing	Granting PF loans to SOC and real estate Granting loans to ships/ aircrafts SPC	Construction of SOC and real estate Building ships/ construction and purchase of aircrafts	Loan commitments through Credit Line, providing lines of credit and investment agreements

Trust	Management of financial trusts; —Development trust —Mortgage trust —Management trust —Disposal trust —Distribution and management trust —Other trusts	Development, management, and disposal of trusted real estate assets Payment of trust fees and allocation of trust profits.	Distribution of trusted real estate assets and financing of trust company Public auction of trusted real estate assets and financing of trust company

Investment funds	Investment in beneficiary certificates Investment in PEF and partnerships	Management of fund assets Payment of fund fees and allocation of fund profits	Sales of beneficiary certificate instruments Investment of general partners and limited partners

As of December 31, 2014 and 2015, the size of the unconsolidated structured entities and the risks associated with its interests in unconsolidated structured entities, are as follows:

	2014
	Asset-backed securitization		Project Financing		Trusts		Investment funds		Others		Total
	(In millions of Korean won)
Total assets of unconsolidated Structured Entity	￦	13,013,795	￦	21,102,639	￦	1,986,277	￦	17,919,480	￦	6,484,363	￦	60,506,554
Carrying amount on financial statements
Assets
Loans		223,771		2,965,239		—		1,609		252,195		3,442,814
Financial investments		716,462		93,505		—		627,554		66,943		1,504,464
Investment in associates		—		—		—		390,337		—		390,337
Other assets		47		27		92,678		8,324		—		101,076

Sub-total	￦	940,280	￦	3,058,771	￦	92,678	￦	1,027,824	￦	319,138	￦	5,438,691

Liabilities
Deposits	￦	300,015	￦	500,538	￦	—	￦	6,067	￦	32,986	￦	839,606
Other liabilities		12		—		—		—		—		12

Sub-total	￦	300,027	￦	500,538	￦	—	￦	6,067	￦	32,986	￦	839,618

Maximum exposure to loss(1)	￦	5,338,975	￦	5,403,409	￦	206,911	￦	3,203,351	￦	590,257	￦	14,742,903

Methods of determining the maximum exposure to loss		Providing lines of credit and purchase commitments		Loan commitments/ investment agreements/ purchase commitments and acceptances and guarantees		Dividends by results trust: Total amount of trust exposure		Investments/ loans and capital commitments		Loan commitments

	2015
	Asset-backed securitization		Project Financing		Trusts		Investment funds		Others		Total
	(In millions of Korean won)
Total assets of unconsolidated Structured Entity	￦	54,151,312	￦	23,291,892	￦	2,371,180	￦	28,084,612	￦	6,268,674	￦	114,167,670
Carrying amount on financial statements
Assets
Financial assets designated at fair value through profit or loss		225,559		—		—		—		—		225,559
Derivative financial assets		373		—		—		—		—		373
Loans		262,172		3,140,760		—		58,805		388,560		3,850,297
Financial investments		9,428,582		85,495		2,026		1,325,221		18,303		10,859,627
Investment in associates		—		—		—		386,909		—		386,909
Other assets		119		11		29,186		1,654		71		31,041

Sub-total	￦	9,916,805	￦	3,226,266	￦	31,212	￦	1,772,589	￦	406,934	￦	15,353,806

Liabilities
Deposits	￦	258,554	￦	728,059	￦	—	￦	9,406	￦	19,743	￦	1,015,762
Other liabilities		330		—		—		—		—		330

Sub-total	￦	258,884	￦	728,059	￦	—	￦	9,406	￦	19,743	￦	1,016,092

Maximum exposure to loss (1)	￦	13,899,244	￦	4,474,592	￦	31,213	￦	3,356,770	￦	485,735	￦	22,247,554

Methods of determining the maximum exposure to loss		Providing lines of credit and purchase commitments		Loan commitments/ investment agreements/ purchase commitments and acceptances and guarantees		Dividends by results trust: Total amount of trust exposure		Investments/ loans and capital commitments		Loan commitments

(1)	Maximum exposure to loss includes the asset amounts, after deducting loss(provision for assets, impairment losses and others), recognized in the financial statements of the Group.

42. Finance/Operating Lease

42.1 Finance lease

42.1.1 The Group as finance lessee

The future minimum lease payments arising as of December 31, 2014 and 2015, are as follows:

	2014		2015
	(In millions of Korean won)
Net carrying amount of finance lease assets	￦	72,392	￦	52,204

Minimum lease payment
Within 1 year		18,765		3,069
1-5 years		5,472		4,122
Over 5 years		1,148		—

Total		25,385		7,191

Present value of minimum lease payment
Within 1 year		18,367		3,022
1-5 years		5,169		3,824
Over 5 years		996		—

Total		24,532		6,846

42.1.2 The Group as finance lessor

Total lease investment and the present value of minimum lease payments as of December 31, 2014 and 2015, are as follows:

	2014				2015
	Total lease investment		Present value of minimum lease payment		Total lease investment		Present value of minimum lease payment
	(In millions of Korean won)
Within 1 year	￦	348,579	￦	294,643	￦	461,842	￦	388,995
1-5 years		577,998		525,590		840,534		764,368

Total	￦	926,577	￦	820,233	￦	1,302,376	￦	1,153,363

Unearned interest income of finance lease as of December 31, 2014 and 2015, is as follows:

	2014		2015
	(In millions of Korean won)
Total lease investment	￦	926,577	￦	1,302,376
Net lease investment
Present value of minimum lease payment		820,233		1,153,363

Unearned interest income	￦	106,344	￦	149,013

42.2 Operating lease

42.2.1 The Group as operating lessee

The future minimum lease payments arising from the non-cancellable lease contracts as of December 31, 2014 and 2015, are as follows:

	2014		2015
	(In millions of Korean won)
Minimum lease payment
Within 1 year	￦	124,183	￦	126,428
1-5 years		103,595		109,853
Over 5 years		34,439		34,679

Total	￦	262,217	￦	270,960

Minimum sublease payment	￦	(382)	￦	(374)

The lease payment reflected in profit or loss for the years ended December 31, 2013, 2014 and 2015, are as follows:

	2013		2014		2015
	(In millions of Korean won)
Lease payment reflected in profit or loss
Minimum lease payment	￦	204,164	￦	218,635	￦	194,173
Sublease payment		(118)		(156)		(167)

Total	￦	204,046	￦	218,479	￦	194,006

42.2.2 The Group as operating lessor

The future minimum lease receipts arising from the non-cancellable lease contracts as of December 31, 2014 and 2015, are as follows:

	2014		2015
	(In millions of Korean won)
Minimum lease receipts
Within 1 year	￦	27,613	￦	41,544
1-5 years		52,621		77,336
Over 5 years		—		738

Total	￦	80,234	￦	119,618

43. Related Party Transactions

Income and expenses arising from transactions with related parties for the years ended December 31, 2013, 2014 and 2015, are as follows:

		2013		2014		2015
		(In millions of Korean won)
Associates
KB Insurance Co., Ltd.	Interest income	￦	—	￦	—	￦	50
	Interest expense		—		—		164
	Fee and commission income		—		—		5,329
	Gains on financial assets/liabilities at fair value through profit or loss		—		—		2,761
	Losses on financial assets/liabilities at fair value through profit or loss		—		—		164
	Other operating income		—		—		759
	Other operating expense		—		—		1,233
	General and administrative expenses		—		—		3,691
	Provision for credit loss		—		—		14
	Other non-operating income		—		—		10
	Other non-operating expense		—		—		(3,496)
Balhae Infrastructure Fund	Fee and commission income		7,908		7,851		7,975
Korea Credit Bureau Co., Ltd.	Interest expense		139		66		73
	Fee and commission income		3		1,051		1,822
	Fee and commission expense		—		1,739		1,900
	General and administrative expenses		—		2,046		2,199
UAMCO., Ltd.	Interest income		31		—		—
	Interest expense		—		12		8
	Fee and commission income		—		14		14
	Other operating expense		7,626		—		—
KoFC KBIC Frontier Champ 2010-5 (PEF)	Fee and commission income		1,014		778		548
Semiland Co., Ltd.(1)	Interest income		14		8		—
	Gains on financial assets/liabilities at fair value through profit or loss		—		613		—
	Reversal for credit loss		—		4		—
Kores Co., Ltd.(1)	Interest income		386		—		—
	Reversal for credit loss		36		—		—
PyungJeon Industries Co., Ltd.(1)	Reversal for credit loss		1,055		—		—
Testian Co., Ltd.(1)	Interest income		10		—		—
Sehwa Electronics Co., Ltd.(1)	Gains on financial assets/liabilities at fair value through profit or loss		35		—		—
	Fee and commission expense		7		—		—
Serit Platform Co., Ltd.(1)	Interest income		58		—		—
	Fee and commission income		17		—		—
	Provision for credit loss		74		—		—
DS Plant Co., Ltd.(1)	Interest income		211		—		—
	Fee and commission income		4		—		—
	Reversal for credit loss		10		—		—
	Interest expense		2		—		—
	Losses on financial assets/liabilities at fair value through profit or loss		26		—		—

		2013	2014	2015
		(In millions of Korean won)
DaiYang Metal Co., Ltd.(1)	Interest income	3	—	—
Ssangyong Engineering & Construction Co., Ltd.(1)	Interest income	2,007	—	—
	Reversal for credit loss	7,550	—	—
Sunoo Co., Ltd.(1)	Interest expense	1	—	—
KB Global Star Game & Apps SPAC(1)	Interest income	81	—	—
	Interest expense	10	—	—
	Other operating income	7	—	—
	Gains on financial assets/liabilities at fair value through profit or loss	1,210	—	—
	Losses on financial assets/liabilities at fair value through profit or loss	—	—	—
	Provision for credit loss	4	—	—
United PF 1st Recovery Private Equity Fund	Interest income	91	—	49
	Reversal for credit loss	83	—	—
KB GwS Private Securities Investment Trust	Fee and commission income	917	926	894
	Other operating income	1,934	—	—
Incheon Bridge Co., Ltd.	Interest income	14,592	13,226	12,843
	Interest expense	909	543	436
	Reversal for credit loss	2	—	2
	Provision for credit loss	—	2	4
KoFC POSCO HANHWA KB Shared Growth Private Equity Fund	Fee and commission income	569	636	675
	Losses on financial assets/liabilities at fair value through profit or loss	—	267	—
KB Star Office Private Real Estate Investment Trust No.1	Interest income	—	562	370
	Interest expense	75	50	92
	Fee and commission income	435	435	435
NPS KBIC Private Equity Fund No. 1	Fee and commission income	474	236	—
	Provision for credit loss	—	133	—
KBIC Private Equity Fund No. 3	Interest expense	91	38	23
	Fee and commission income	300	300	300
E-clear International Co., Ltd.(1)	Interest income	—	—	18
Sawnics Co., Ltd.	Interest expense	—	—	1
SY Auto Capital Co., Ltd.	Interest expense	—	—	24
	Other operating income	—	—	1,588
	Provision for credit loss	—	—	1
KB No.2 Special Purpose Acquisition Company(1)	Interest income	—	27	—
	Interest expense	—	1	—
	Fee and commission income	—	518	—
	Gains on financial assets/liabilities at fair value through profit or loss	—	1,440	—
KB No.3 Special Purpose Acquisition Company(1)	Interest income	—	30	62
	Interest expense	—	6	5
	Fee and commission income	—	350	—
	Gains on financial assets/liabilities at fair value through profit or loss	—	1,462	4,077
	Reversal for credit loss	—	—	14
	Provision for credit loss	—	14	—

		2013	2014	2015
		(In millions of Korean won)
KB No.4 Special Purpose Acquisition Company(1)	Interest income	—	24	78
	Interest expense	—	9	25
	Fee and commission income	—	350	—
	Gains on financial assets/liabilities at fair value through profit or loss	—	1,751	172
	Reversal for credit loss	—	—	14
	Provision for credit loss	—	14	—
KB No.5 Special Purpose Acquisition Company	Interest income	—	13	68
	Interest expense	—	4	44
	Fee and commission income	—	175	—
	Gains on financial assets/liabilities at fair value through profit or loss	—	1,780	—
	Losses on financial assets/liabilities at fair value through profit or loss	—	—	119
	Provision for credit loss	—	14	16
KB No.6 Special Purpose Acquisition Company	Interest income	—	9	53
	Interest expense	—	4	66
	Fee and commission income	—	525	—
	Gains on financial assets/liabilities at fair value through profit or loss	—	1,556	—
	Losses on financial assets/liabilities at fair value through profit or loss	—	—	471
KB No.7 Special Purpose Acquisition Company	Interest income	—	—	34
	Interest expense	—	—	38
	Fee and commission income	—	—	150
	Gains on financial assets/liabilities at fair value through profit or loss	—	—	998
KB No.8 Special Purpose Acquisition Company	Interest income	—	—	41
	Interest expense	—	—	21
	Fee and commission income	—	—	350
	Gains on financial assets/liabilities at fair value through profit or loss	—	—	1,951
	Provision for credit loss	—	—	50
KB No.9 Special Purpose Acquisition Company	Interest income	—	—	12
	Interest expense	—	—	7
	Losses on financial assets/liabilities at fair value through profit or loss	—	—	6
	Provision for credit loss	—	—	50
Other
Retirement pension	Interest expense	1,971	788	955
	Fee and commission income	386	448	611

(1)	Not considered to be the Group’s related party as of December 31, 2015.

The details of receivables and payables, and related allowances for loan losses arising from the related party transactions as of December 31, 2014 and 2015, are as follows:

		2014		2015
		(In millions of Korean won)
Associates
KB Insurance Co., Ltd.	Derivative financial assets	￦	—	￦	2,059
	Loans and receivables (Gross amount)		—		5,013
	Allowances for loan losses		—		31
	Other assets		—		12,672
	Derivative financial liabilities		—		219
	Deposits		—		8,415
	Provisions		—		105
	Other liabilities		—		4,301
Balhae Infrastructure Fund	Other assets		2,002		2,039
Korea Credit Bureau Co., Ltd.	Loans and receivables (Gross amount)		19		19
	Deposits		24,715		19,435
	Other liabilities		17		368
UAMCO., Ltd.	Loans and receivables (Gross amount)		2		5
	Deposits		1,654		815
JSC Bank CenterCredit	Cash and due from financial institutions		178		1,225
KoFC KBIC Frontier Champ 2010-5 (PEF)	Other assets		139		137
KB GwS Private Securities Investment Trust	Other assets		673		641
Incheon Bridge Co., Ltd.	Loans and receivables (Gross amount)		247,885		231,674
	Allowances for loan losses		302		301
	Other assets		1,144		970
	Deposits		35,421		35,916
	Provisions		—		2
	Other liabilities		249		153
KoFC POSCO HANHWA KB Shared Growth Private Equity Fund	Other assets		634		346
Terra Co., Ltd.	Deposits		1		1
Dpaps Co., Ltd.	Deposits		—		3
Ejade Co., Ltd.	Deposits		—		12
Doosung Metal Co., Ltd	Deposits		—		1
KB Star Office Private Real Estate Investment Trust No.1	Loans and receivables (Gross amount)		10,000		10,000
	Other assets		155		137
	Deposits		6,067		7,446
	Other liabilities		—		56
NPS KBIC Private Equity Fund No.1	Allowances for loan losses		133		133
	Other assets		142		142
KBIC Private Equity Fund No.3	Other assets		151		76
	Deposits		1,400		850
	Other liabilities		24		9
Sawnics Co., Ltd.	Deposits		—		319
SY Auto Capital Co., Ltd.	Loans and receivables (Gross amount)		—		34
	Other assets		—		214
	Deposits		—		1,845
	Other liabilities		—		567
KB No.3 Special Purpose Acquisition Company(1)	Derivative financial assets		1,793		—
	Loans and receivables (Gross amount)		1,465		—
	Deposits		832		—
	Other liabilities		6		—

		2014	2015
		(In millions of Korean won)
KB No.4 Special Purpose Acquisition Company(1)	Derivative financial assets	2,167	—
	Loans and receivables (Gross amount)	1,876	—
	Deposits	2,500	—
	Other liabilities	1	—
KB No.5 Special Purpose Acquisition Company	Derivative financial assets	2,143	2,024
	Loans and receivables (Gross amount)	1,816	1,869
	Deposits	2,389	2,323
	Other liabilities	1	39
KB No.6 Special Purpose Acquisition Company	Derivative financial assets	1,837	1,366
	Loans and receivables (Gross amount)	1,438	1,492
	Deposits	4,406	4,195
	Other liabilities	3	68
KB No.7 Special Purpose Acquisition Company	Derivative financial assets	—	1,192
	Loans and receivables (Gross amount)	—	1,091
	Deposits	—	2,336
	Other liabilities	—	37
KB No.8 Special Purpose Acquisition Company	Derivative financial assets	—	2,334
	Loans and receivables (Gross amount)	—	2,147
	Allowances for loan losses	—	50
	Deposits	—	2,373
	Other liabilities	—	21
KB No.9 Special Purpose Acquisition Company	Derivative financial assets	—	384
	Loans and receivables (Gross amount)	—	2,207
	Allowances for loan losses	—	50
	Deposits	—	2,973
	Other liabilities	—	7
Key management
	Loans and receivables (Gross amount)	2,527	2,305
	Other assets	3	3
	Deposits	18,462	4,189
	Insurance contract liability	1,292	485
	Other liabilities	173	30
Other
Retirement pension	Other assets	191	264
	Deposits	41,412	51,920
	Other liabilities	246	37,969

(1)	Not considered to be the Group’s related party as of December 31, 2015.

According to IAS 24, the Group includes associates, key management (including family members), and post-employment benefit plans of the Group and its related party companies in the scope of its related parties. Additionally, the Group discloses balances (receivables and payables) and other amounts arising from the related party transactions in the notes to the consolidated financial statements. Refer to Note 13 for details on investments in associates.

Key management includes the directors of the Parent Company, and the directors of Kookmin Bank and companies where the directors and /or their close family members have control or joint control.

Significant loan transactions with related parties for the years ended December 31, 2014 and 2015, are as follows:

	2014(1)
	Beginning		Loans		Repayments		Others		Ending
	(In millions of Korean won)
Associates
Korea Credit Bureau Co., Ltd.	￦	—	￦	19	￦	—	￦	—	￦	19
UAMCO., Ltd.		—		2		—		—		2
Incheon Bridge Co., Ltd.		249,362		12,375		(13,852)		—		247,885
KB Star Office Private Real Estate Investment Trust No.1		—		10,000		—		—		10,000
KB No.2 Special Purpose Acquisition Company(2)		—		1,085		(1,085)		—		—
KB No.3 Special Purpose Acquisition Company(2)		—		1,780		—		—		1,780
KB No.4 Special Purpose Acquisition Company(2)		—		2,280		—		—		2,280
KB No.5 Special Purpose Acquisition Company		—		2,180		—		—		2,180
KB No.6 Special Purpose Acquisition Company		—		1,710		—		—		1,710

	2015(1)
	Beginning		Loans		Repayments		Others		Ending
	(In millions of Korean won)
Associates
KB Insurance Co., Ltd.	￦	—	￦	5,013	￦	—	￦	—	￦	5,013
Korea Credit Bureau Co., Ltd.		19		—		—		—		19
UAMCO., Ltd.		2		3		—		—		5
Incheon Bridge Co., Ltd.		247,885		8,006		(24,217)		—		231,674
KB Star Office Private Real Estate Investment Trust No.1		10,000		—		—		—		10,000
SY Auto Capital Co., Ltd.		—		34		—		—		34
KB No.3 Special Purpose Acquisition Company(2)		1,780		—		—		(1,780)		—
KB No.4 Special Purpose Acquisition Company(2)		2,280		—		—		(2,280)		—
KB No.5 Special Purpose Acquisition Company		2,180		1,885		—		—		4,065
KB No.6 Special Purpose Acquisition Company		1,710		1,710		—		—		3,420
KB No.7 Special Purpose Acquisition Company		—		1,250		—		—		1,250
KB No.8 Special Purpose Acquisition Company		—		2,490		—		—		2,490
KB No.9 Special Purpose Acquisition Company		—		2,584		—		—		2,584

(1)	Transactions and balances arising from operating activities between related parties, such as payments, are excluded.
(2)	Not considered to be the Group’s related party as of December 31, 2015.

Unused commitments to related parties as of December 31, 2014 and 2015, are as follows:

		2014	2015
		(In millions of Korean won)
Associates
KB Insurance Co., Ltd.	Loan commitments in Korean won	￦—	￦20,000
	Unused commitments of credit card	—	21,601
Balhae Infrastructure Fund	Purchase of security investment	21,744	18,098
Korea Credit Bureau Co., Ltd.	Unused commitments of credit card	51	51
UAMCO., Ltd.	Purchase of security investment	89,950	89,950
	Unused commitments of credit card	18	15
JSC Bank CenterCredit	Loan commitments in foreign currency	—	117,200
KoFC KBIC Frontier Champ 2010-5(PEF)	Purchase of security investment	2,150	2,150
United PF 1st Recovery Private Equity Fund	Purchase of security investment	49,383	49,383
KB GwS Private Securities Investment Trust	Purchase of security investment	1,119	—
Incheon Bridge Co., Ltd.	Loan commitments in Korean won	33,163	38,963
	Unused commitments of credit card	85	79
KoFC POSCO HANHWA KB Shared Growth Private Equity Fund	Purchase of security investment	23,750	16,300
SY Auto Capital Co., Ltd.	Unused commitments of credit card	—	116
KB No.3 Special Purpose Acquisition Company(1)	Unused commitments of credit card	24	—
KB No.5 Special Purpose Acquisition Company	Unused commitments of credit card	—	2
KB No.6 Special Purpose Acquisition Company	Unused commitments of credit card	—	8
KB No.7 Special Purpose Acquisition Company	Unused commitments of credit card	—	5
KB No.8 Special Purpose Acquisition Company	Unused commitments of credit card	—	10
KB No.9 Special Purpose Acquisition Company	Unused commitments of credit card	—	1
Key management	Loan commitments in Korean won	372	223

(1)	Not considered to be the Group’s related party as of December 31, 2015.

Compensation to key management for the years ended December 31, 2013, 2014 and 2015, consists of:

	2013
	Short-term employee benefits		Post- employment benefits		Termination benefits		Share-based payments		Total
	(In millions of Korean won)
Registered directors (executive)	￦	3,270	￦	144	￦	—		￦(578)	￦	2,836
Registered directors (non-executive)		1,199		—		—		13		1,212
Non-registered directors		7,305		380		1,024		5,686		14,395

Total	￦	11,774	￦	524	￦	1,024	￦	5,121	￦	18,443

	2014
	Short-term employee benefits		Post- employment benefits		Share-based payments		Total
	(In millions of Korean won)
Registered directors (executive)	￦	1,580	￦	136	￦	(15)	￦	1,701
Registered directors (non-executive)		1,203		—		(15)		1,188
Non-registered directors		7,517		406		5,678		13,601

Total	￦	10,300	￦	542	￦	5,648	￦	16,490

	2015
	Short-term employee benefits		Post- employment benefits		Termination benefits		Share-based payments		Total
	(In millions of Korean won)
Registered directors (executive)	￦	1,612	￦	60	￦	—	￦	925	￦	2,597
Registered directors (non-executive)		848		—		—		—		848
Non-registered directors		6,173		94		163		4,320		10,750

Total	￦	8,633	￦	154	￦	163	￦	5,245	￦	14,195

The details of assets pledged as collateral to a related party as of December 31, 2014 and 2015, are as follows:

		2014				2015
		Carrying amount		Collateralized amount		Carrying amount		Collateralized amount
		(In millions of Korean won)
Associate
KB Insurance Co., Ltd.	Land and buildings	￦	—	￦	—	￦	216,284	￦	26,000

Collateral received from related parties as of December 31, 2014 and 2015, is as follows:

		2014		2015
		(In millions of Korean won)
Associates
Incheon Bridge Co., Ltd.	Fund management account for standby loan commitment	￦	65,000	￦	65,000
KB Star Office Private Real Estate Investment Trust No.1	Real estate		13,000		13,000
Key management	Time deposits and others		296		249
	Real estate		3,583		2,662

As of December 31, 2015, Incheon Bridge Co., Ltd., a related party, provides fund management account, civil engineering completed risk insurance, shares and management rights as senior collateral amounting to ￦816,400 million to a financial syndicate consisting of the Group and four other institutions, and as subordinated collateral amounting to ￦201,100 million to subordinated debt holders consisting of the Group and two other institutions.

44. Event after the Reporting Period

The Group entered into a Share Purchase Agreement in April 2016, to acquire 53,380,410 common shares of Hyundai Securities Co., Ltd. (representing 22.56% of outstanding shares) amounting to ￦1,250,009 million.

45. Approval of Issuance of the Financial Statements

The issuance of the Group’s consolidated financial statements as of and for the year ended December 31, 2015, was approved by the Board of Directors on February 4, 2016.

46. Parent Company Information

The following tables present the Parent Company Only financial information:

Condensed Statements of Financial Position

	Dec. 31 2013		Dec. 31 2014		Dec. 31 2015
	(In millions of Korean won)
Assets
Cash held at bank subsidiaries	￦	77,298	￦	30,739	￦	324,947
Financial assets at fair value through profit of loss		—		—		99,118
Receivables from nonbanking subsidiaries		10,000		10,000		—
Investments in subsidiaries(1)
Banking subsidiaries		14,821,721		14,821,721		14,821,721
Nonbanking subsidiaries.		3,470,722		3,735,845		3,735,845
Investments in associate(1)		—		—		883,065
Other assets		284,801		612,216		151,475

Total assets	￦	18,664,542	￦	19,210,521	￦	20,016,171

Liabilities and shareholders’ equity
Debts	￦	—	￦	—	￦	—
Debentures		349,157		628,837		1,647,117
Other liabilities		266,963		295,010		141,050
Shareholders’ equity		18,048,422		18,286,674		18,228,004

Total liabilities and shareholders’ equity	￦	18,664,542	￦	19,210,521	￦	20,016,171

(1)	Investments in subsidiaries and associate were accounted at cost method in accordance with IAS 27.

Condensed Statements of Comprehensive Income

	2013		2014		2015
	(In millions of Korean won)
Income
Dividends from subsidiaries:
Dividends from banking subsidiaries	￦	245,044	￦	493,782	￦	315,527
Interest from subsidiaries		3,859		2,391		2,185
Other income		—		—		1,658

Total income		248,903		496,173		319,370

Expense
Interest expense		5,227		19,149		27,929
Non-interest expense		48,273		43,473		48,206

Total expense		53,500		62,622		76,135

Profit(loss) before tax expense		195,403		433,551		243,235

Tax income(expense)		423		(600)		190

Profit(loss) for the year		195,826		432,951		243,425

Other comprehensive income(loss) for the year, net of tax		65		(1,523)		(741)

Total comprehensive income for the year	￦	195,891	￦	431,428	￦	242,684

Condensed Statements of Cash Flows

	2013		2014		2015
	(In millions of Korean won)
Operating activities
Net income	￦	195,826	￦	432,951	￦	243,425
Reconciliation of net income (loss) to net cash provided by operating activities:
Other operating activities, net		40,272		(286,554)		304,444

Net cash inflow (outflow) from operating activities		236,098		146,397		547,869

Investing activities
Net payments from (to) subsidiaries		(369,590)		(279,870)		(90,000)
Other investing activities, net		(2,710)		750		(880,059)

Net cash outflow from investing activities		(372,300)		(279,120)		(970,059)

Financing activities
Increase in debts		315,000		—		—
Decreases in debts		(315,000)		—		—
Increases in debentures		349,077		279,340		1,017,752
Cash dividends paid		(231,811)		(193,176)		(301,354)

Net cash inflow from financing activities		117,266		86,164		716,398

Net increase in cash held at bank subsidiaries		(18,936)		(46,559)		294,208
Cash held at bank subsidiaries at January 1		96,231		77,295		30,736

Cash held at bank subsidiaries at December 31	￦	77,295	￦	30,736	￦	324,944