Form 20-F
period 2016-12-31
KB Financial Group Inc.
filed 2017-04-24
CIK 1445930

As filed with the Securities and Exchange Commission on April 24, 2017

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2016

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

Peter BongJoong Kwon

7F, Kookmin Bank 26, Gukjegeumyung-ro 8-gil, Yeongdeungpo-gu, Seoul 07331, Korea

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

418,111,537 shares of Common Stock, par value ￦5,000 per share

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. ☒ Yes ☐ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.  ☐ Yes  ☒ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.  ☒ Yes  ☐ No

Indicate by check mark whether the registrant has submitted electronically and posted on its Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).  ☐ Yes  ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer” and “emerging growth company” in Rule 12b-2 of the Exchange Act:

  ☒    Large accelerated filer             ☐    Accelerated filer             ☐    Non-accelerated filer             ☐    Emerging growth company

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act:  ☐ Yes  ☐ No

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

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

The financial statements included in this annual report are prepared in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB. As such, we make an explicit and unreserved statement of compliance with IFRS as issued by the IASB with respect to our consolidated financial statements as of December 31, 2015 and 2016 and for the years ended December 31, 2014, 2015 and 2016 included in this annual report. Unless indicated otherwise, the financial information in this annual report as of and for the years ended December 31, 2012, 2013, 2014, 2015 and 2016 has been prepared in accordance with IFRS as issued by the IASB, which is not comparable to information prepared in accordance with generally accepted accounting principles in the United States, or U.S. GAAP.

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

For your convenience, this annual report contains translations of Won amounts into U.S. dollars at the noon buying rate of the Federal Reserve Bank of New York for Won in effect on December 31, 2016, which was ￦1,203.7 = US$1.00.

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

The selected consolidated financial and operating data set forth below as of and for the years ended December 31, 2012, 2013, 2014, 2015 and 2016 have been derived from our audited consolidated financial statements, which have been prepared in accordance with IFRS as issued by the IASB. Our consolidated financial statements as of and for the years ended December 31, 2012, 2013, 2014, 2015 and 2016 have been audited by independent registered public accounting firm Samil PricewaterhouseCoopers.

You should read the following data together with the more detailed information contained in “Item 5. Operating and Financial Review and Prospects” and our consolidated financial statements included elsewhere in this annual report. Historical results do not necessarily predict future results.

Consolidated statements of comprehensive income data

	Year Ended December 31,
	2012		2013		2014		2015		2016		2016(1)
	(in billions of Won, except common share data)										(in millions of US$, except common share data)
Interest income	￦	14,210	￦	12,357	￦	11,635	￦	10,376	￦	10,022	US$	8,326
Interest expense		(7,172)		(5,834)		(5,219)		(4,173)		(3,619)		(3,007)

Net interest income		7,038		6,523		6,416		6,203		6,403		5,319

Fee and commission income		2,754		2,657		2,666		2,971		3,151		2,618
Fee and commission expense		(1,187)		(1,178)		(1,283)		(1,436)		(1,566)		(1,301)

Net fee and commission income		1,567		1,479		1,383		1,535		1,585		1,317

Net gains (losses) on financial assets and liabilities at fair value through profit or loss		812		757		439		360		(9)		(7)

Net other operating income (expenses)		(1,532)		(1,305)		(1,041)		(716)		(534)		(443)

General and administrative expenses		(3,846)		(3,984)		(4,010)		(4,524)		(5,229)		(4,344)

Operating profit before provision for credit losses		4,039		3,470		3,187		2,858		2,216		1,841

Provision for credit losses		(1,607)		(1,443)		(1,228)		(1,037)		(539)		(448)

Net operating profit		2,432		2,027		1,959		1,821		1,677		1,393

Share of profit (loss) of associates and joint ventures		(15)		(199)		13		203		281		233

Net other non-operating income (expense)		(118)		(12)		(71)		140		671		557

Net non-operating profit (loss)		(133)		(211)		(58)		343		952		790

Profit before income tax		2,299		1,816		1,901		2,164		2,629		2,183

Tax income (expense)		(520)		(541)		(486)		(437)		(439)		(363)

Profit for the year	￦	1,779	￦	1,275	￦	1,415	￦	1,727	￦	2,190	US$	1,820

Items that will not be reclassified to profit or loss:
Remeasurements of net defined benefit		(30)		41		(100)		(23)		13		11
Shares of other comprehensive income of associates and joint ventures		—		—		—		—		4		3

Items that may be reclassified subsequently to profit or loss:
Exchange differences on translating foreign operations		(26)		(2)		17		45		20		17
Valuation gains (losses) on financial investments		246		(4)		249		(29)		(48)		(41)
Shares of other comprehensive income (loss) of associates and joint ventures		(44)		(10)		(32)		—		(11)		(9)
Cash flow hedges		(1)		2		(10)		1		4		4
Losses on hedges of a net investment in a foreign operation		—		—		—		(25)		(7)		(6)

Other comprehensive income (loss) for the year, net of tax		145		27		124		(31)		(25)		(21)

Total comprehensive income for the year	￦	1,924	￦	1,302	￦	1,539	￦	1,696	￦	2,165	US$	1,799

Profit attributable to:
Shareholders of the parent company	￦	1,770	￦	1,272	￦	1,401	￦	1,698	￦	2,144	US$	1,781
Non-controlling interests		9		3		14		29		46		39

	￦	1,779	￦	1,275	￦	1,415	￦	1,727	￦	2,190	US$	1,820

Total comprehensive income attributable to:
Shareholders of the parent company	￦	1,904	￦	1,313	￦	1,526	￦	1,667	￦	2,119	US$	1,760
Non-controlling interests		20		(11)		13		29		46		39

	￦	1,924	￦	1,302	￦	1,539	￦	1,696	￦	2,165	US$	1,799

Earnings per share
Basic earnings per share	￦	4,580	￦	3,291	￦	3,626	￦	4,396	￦	5,588	US$	4.64
Diluted earnings per share		4,567		3,277		3,611		4,376		5,559		4.62

(1)

Won amounts are expressed in U.S. dollars at the rate of ￦1,203.7 to US$1.00, the noon buying rate in effect on December 31, 2016 as quoted by the Federal Reserve Bank of New York in the United States.

Consolidated statements of financial position data

	Year Ended December 31,
	2012		2013		2014		2015		2016		2016(1)
	(in billions of Won)										(in millions of US$)
Assets
Cash and due from financial institutions	￦	10,593	￦	14,793	￦	15,424	￦	16,316	￦	17,885	US$	14,858
Financial assets at fair value through profit or loss		9,560		9,329		10,758		11,174		27,858		23,143
Derivative financial assets		2,091		1,819		1,968		2,278		3,382		2,810
Loans		213,645		219,001		231,450		245,005		265,486		220,552
Financial investments		36,467		34,849		34,961		39,137		45,148		37,507
Investments in associates and joint ventures		935		755		670		1,738		1,771		1,471
Property and equipment		3,100		3,061		3,083		3,287		3,627		3,013
Investment property		53		166		378		212		755		627
Intangible assets		493		443		489		467		652		542
Current income tax assets		333		347		306		19		66		55
Deferred income tax assets		18		16		16		8		134		111
Assets held for sale		35		38		70		49		52		43
Other assets		8,747		7,551		8,783		9,375		8,858		7,359

Total assets	￦	286,070	￦	292,168	￦	308,356	￦	329,065	￦	375,674	US$	312,091

Liabilities
Financial liabilities at fair value through profit or loss	￦	1,851	￦	1,115	￦	1,819	￦	2,975	￦	12,123	US$	10,071
Derivative financial liabilities		2,055		1,795		1,797		2,326		3,807		3,163
Deposits		197,346		200,882		211,549		224,268		239,731		199,155
Debts		15,965		14,101		15,865		16,241		26,251		21,808
Debentures		24,270		27,040		29,201		32,601		34,992		29,070
Provisions		670		678		614		607		538		447
Defined benefit liabilities		84		64		76		73		96		80
Current income tax liabilities		265		211		232		31		442		367
Deferred income tax liabilities		154		62		93		179		103		86
Other liabilities		18,328		20,237		19,597		20,862		26,330		21,873

Total liabilities	￦	260,988	￦	266,185	￦	280,843	￦	300,163	￦	344,413	US$	286,120

Total Equity
Capital stock	￦	1,932	￦	1,932	￦	1,932	￦	1,932	￦	2,091	US$	1,737
Capital surplus		15,840		15,855		15,855		15,855		16,995		14,119
Accumulated other comprehensive income		295		336		461		429		405		337
Retained earnings		6,820		7,860		9,067		10,464		12,229		10,159

Treasury shares		—		—		—		—		(722)		(600)

Equity attributable to shareholders of the parent company		24,887		25,983		27,315		28,680		30,998		25,752
Non-controlling interests		195		—		198		222		263		219

Total equity	￦	25,082	￦	25,983	￦	27,513	￦	28,902	￦	31,261	US$	25,971

Total liabilities and equity	￦	286,070	￦	292,168	￦	308,356	￦	329,065	￦	375,674	US$	312,091

(1)

Won amounts are expressed in U.S. dollars at the rate of ￦1,203.7 to US$1.00, the noon buying rate in effect on December 31, 2016 as quoted by the Federal Reserve Bank of New York in the United States.

Profitability ratios and other data

	As of or for the year Ended December 31,
	2012	2013	2014	2015	2016
	(Percentages)
Profit (loss) attributable to stockholders as a percentage of:
Average total assets(1)	0.60%	0.44%	0.47%	0.54%	0.62%
Average stockholders’ equity(1)	7.13	5.00	5.30	6.05	7.13
Dividend payout ratio(2)	13.40	15.01	21.48	22.32	23.23
Net interest spread(3)	2.48	2.31	2.22	2.07	2.06
Net interest margin(4)	2.71	2.51	2.39	2.20	2.13
Efficiency ratio(5)	48.78	53.45	55.72	61.28	70.24
Cost-to-average assets ratio(6)	1.33	1.37	1.34	1.43	1.50
Won loans (gross) as a percentage of Won deposits	106.37	107.12	107.73	107.88	110.77
Total loans (gross) as a percentage of total deposits	109.92	110.44	110.57	110.40	111.69

(1)	Average balances are based on daily balances for our banking, credit card and investment and securities operations and monthly or quarterly balances for our other operations.
(2)	Represents the ratio of total dividends declared on common stock as a percentage of profit attributable to stockholders.
(3)	Represents the difference between the yield on average interest earning assets and cost of average interest bearing liabilities.
(4)	Represents the ratio of net interest income to average interest earning assets.
(5)

Represents the ratio of general and administrative expenses to the sum of net interest income, net fee and commission income, net gain on financial assets and liabilities at fair value through profit or loss and net other operating income.

(6)	Represents the ratio of general and administrative expenses to average total assets.

Capital ratios

	As of or for the year Ended December 31,
	2014	2015	2016
	(Percentages)
Consolidated capital adequacy ratio of KB Financial Group(1)	15.53%	15.48%	15.27%
Capital adequacy ratios of Kookmin Bank
Tier I capital adequacy ratio(2)	13.38	13.74	14.83
Common equity Tier I capital adequacy ratio(2)	13.38	13.74	14.83
Tier II capital adequacy ratio(2)	2.59	2.27	1.49
Average stockholders’ equity as a percentage of average total assets	8.83	8.87	8.63

(1)

Under applicable guidelines of the Financial Services Commission, we, as a bank holding company, were required to maintain a total minimum consolidated capital adequacy ratio of 8.875% (including applicable additional capital buffers and requirements) as of December 31, 2016. See “Item 4.B. Business Overview—Supervision and Regulation—Principal Regulations Applicable to Financial Holding Companies—Capital Adequacy.”

(2)

Kookmin Bank’s capital adequacy ratios are computed in accordance with the guidelines issued by the Financial Services Commission. See “Item 4.B. Business Overview—Supervision and Regulation—Principal Regulations Applicable to Banks—Capital Adequacy.”

Credit portfolio ratios and other data

	As of December 31,
	2012		2013		2014		2015		2016
	(in billions of Won, except percentages)
Total loans(1)	￦	216,914	￦	221,862	￦	233,902	￦	247,587	￦	267,764
Total non-performing loans(2)		1,606		1,421		1,068		922		923
Other impaired loans not included in non-performing loans		2,086		2,669		1,996		2,075		1,613
Total of non-performing loans and other impaired loans		3,692		4,090		3,064		2,997		2,536
Total allowances for loan losses		3,269		2,861		2,452		2,582		2,278
Non-performing loans as a percentage of total loans		0.74%		0.64%		0.46%		0.37%		0.34%
Non-performing loans as a percentage of total assets		0.56%		0.49%		0.35%		0.28%		0.25%
Total of non-performing loans and other impaired loans as a percentage of total loans		1.70%		1.84%		1.31%		1.21%		0.95%
Allowances for loan losses as a percentage of total loans		1.51%		1.29%		1.05%		1.04%		0.85%

(1)	Before deduction of allowances for loan losses.
(2)	Non-performing loans are defined as those loans, including corporate, retail and other loans, which are past due by 90 days or more.

Selected Statistical Information

Average Balance Sheets and Related Interest

The following table shows our average balances and interest rates for the past three years:

	Year Ended December 31,
	2014					2015					2016
	Average Balance(1)		Interest Income(2)(3)		Average Yield	Average Balance(1)		Interest Income(2)(3)		Average Yield	Average Balance(1)		Interest Income(2)(3)		Average Yield
	(in billions of Won, except percentages)
Assets
Cash and interest earning deposits in other banks	￦	7,811	￦	190	2.43%	￦	8,980	￦	152	1.69%	￦	8,630	￦	111	1.29%
Financial investment (debt securities)(4)		31,530		1,120	3.55		32,423		989	3.05		34,868		890	2.55
Loans:
Corporate		101,875		4,145	4.07		105,821		3,618	3.42		112,657		3,469	3.08
Mortgage		48,160		1,746	3.63		51,467		1,554	3.02		55,638		1,522	2.74
Home equity		32,030		1,216	3.80		33,572		1,047	3.12		34,048		983	2.89
Other consumer		32,981		2,019	6.12		35,351		1,843	5.21		39,506		1,835	4.64
Credit cards(5)		11,312		1,123	9.93		11,907		1,091	9.16		12,827		1,124	8.76
Foreign		2,631		76	2.89		2,794		82	2.93		3,011		88	2.92

Loans (total)		228,989		10,325	4.51		240,912		9,235	3.83		257,687		9,021	3.50

Total average interest earning assets	￦	268,330	￦	11,635	4.34%	￦	282,315	￦	10,376	3.67%	￦	301,185	￦	10,022	3.33%

Cash and due from banks		7,978		—	—		8,804		—	—		9,797		—	—
Financial assets at fair value through profit or loss:
Debt securities(3)		8,631		—	—		9,321		—	—		14,845		—	—
Equity securities		847		—	—		689		—	—		1,832		—	—
Other		47		—	—		62		—	—		70		—	—

Financial assets at fair value through profit or loss (total)		9,525		—	—		10,072		—	—		16,747		—	—
Financial investment (equity securities)		2,999		—	—		3,177		—	—		6,140		—	—
Investment in associates		698		—	—		1,048		—	—		2,107		—	—
Derivative financial assets		1,791		—	—		2,121		—	—		2,583		—	—
Premises and equipment		3,197		—	—		3,230		—	—		3,464		—	—
Intangible assets		463		—	—		470		—	—		515		—	—
Allowances for loan losses		(3,556)		—	—		(2,922)		—	—		(2,734)		—	—
Other non-interest earning assets		7,570		—	—		7,748		—	—		8,746		—	—

Total average non-interest earning assets		30,665		—	—		33,748		—	—		47,365		—	—

Total average assets	￦	298,995	￦	11,635	3.89%	￦	316,063	￦	10,376	3.28%	￦	348,550	￦	10,022	2.88%

	Year Ended December 31,
	2014					2015					2016
	Average Balance(1)		Interest Expense		Average Cost	Average Balance(1)		Interest Expense		Average Cost	Average Balance(1)		Interest Expense		Average Cost
	(in billions of Won, except percentages)
Liabilities
Deposits:
Demand deposits	￦	67,612	￦	283	0.42%	￦	82,614	￦	291	0.35%	￦	97,858	￦	295	0.30%
Time deposits		130,258		3,516	2.70		123,977		2,674	2.16		125,612		2,126	1.69
Certificates of deposit		1,689		46	2.72		3,645		70	1.92		3,387		56	1.65

Deposits (total)		199,559		3,845	1.93		210,236		3,035	1.44		226,857		2,477	1.09
Debts		19,085		342	1.79		19,649		271	1.38		22,798		289	1.27
Debentures		28,048		1,032	3.68		30,885		867	2.81		34,213		853	2.49

Total average interest bearing liabilities	￦	246,692	￦	5,219	2.12%	￦	260,770	￦	4,173	1.60%	￦	283,868	￦	3,619	1.27%

Non-interest bearing demand deposits		3,486		—	—		3,836		—	—		4,073		—	—
Derivative financial liabilities		1,669		—	—		2,046		—	—		2,687		—	—
Financial liabilities at fair value through profit or loss		1,497		—	—		2,453		—	—		5,737		—	—
Other non-interest bearing liabilities		18,778		—	—		18,705		—	—		21,877		—	—

Total average non-interest bearing liabilities		25,430		—	—		27,040		—	—		34,374		—	—

Total average liabilities		272,122		5,219	1.92		287,810		4,173	1.45		318,242		3,619	1.14

Total equity		26,873		—	—		28,253		—	—		30,308		—	—

Total average liabilities and equity	￦	298,995	￦	5,219	1.75%	￦	316,063	￦	4,173	1.32%	￦	348,550	￦	3,619	1.04%

(1)	Average balances are based on daily balances for our banking, credit card and investment and securities operations and monthly or quarterly balances for our other operations.
(2)	We do not invest in any tax-exempt securities.
(3)	Excludes interest income from debt securities at fair value through profit or loss.
(4)

Information related to investment securities classified as available-for-sale has been computed using amortized cost, and therefore does not give effect to changes in fair value that are reflected as a component of total equity.

(5)

Interest income from credit cards includes principally cash advance fees of ￦276 billion, ￦236 billion and ￦210 billion and interest on credit card loans of ￦408 billion, ￦453 billion and ￦525 billion for the years ended December 31, 2014, 2015 and 2016, respectively, but does not include interchange fees.

The following table presents our net interest spread, net interest margin, and asset liability ratio for the past three years:

	Year Ended December 31,
	2014	2015	2016
	(percentages)
Net interest spread(1)	2.22%	2.07%	2.06%
Net interest margin(2)	2.39	2.20	2.13
Average asset liability ratio(3)	108.77	108.26	106.10

(1)	The difference between the average rate of interest earned on interest earning assets and the average rate of interest paid on interest bearing liabilities.
(2)	The ratio of net interest income to average interest earning assets.
(3)	The ratio of average interest earning assets to average interest bearing liabilities.

Analysis of Changes in Net Interest Income—Volume and Rate Analysis

The following table provides an analysis of changes in interest income, interest expense and net interest income based on changes in volume and changes in rate for 2014 compared to 2015 and 2015 compared to 2016. Information is provided with respect to: (1) effects attributable to changes in volume (changes in volume multiplied by prior rate) and (2) effects attributable to changes in rate (changes in rate multiplied by prior volume). Changes attributable to the combined impact of changes in rate and volume have been allocated proportionately to the changes due to volume changes and changes due to rate changes.

	2015 vs. 2014 Increase/(Decrease) Due to Change in						2016 vs. 2015 Increase/(Decrease) Due to Change in
	Volume		Rate		Total		Volume		Rate		Total
	(in billions of Won)
Interest earning assets
Cash and interest earning deposits in other banks	￦	26	￦	(64)	￦	(38)	￦	(6)	￦	(35)	￦	(41)
Financial investment (debt securities)		31		(162)		(131)		71		(170)		(99)
Loans:
Corporate		156		(683)		(527)		225		(374)		(149)
Mortgage		115		(307)		(192)		120		(152)		(32)
Home equity		57		(226)		(169)		15		(79)		(64)
Other consumer		138		(314)		(176)		205		(213)		(8)
Credit cards		57		(89)		(32)		82		(49)		33
Foreign		5		1		6		6		0		6

Total interest income	￦	585	￦	(1,844)	￦	(1,259)	￦	718	￦	(1,072)	￦	(354)

	2015 vs. 2014 Increase/(Decrease) Due to Change in						2016 vs. 2015 Increase/(Decrease) Due to Change in
	Volume		Rate		Total		Volume		Rate		Total
	(in billions of Won)
Interest bearing liabilities
Deposits:
Demand deposits	￦	59	￦	(51)	￦	8	￦	49	￦	(45)	￦	4
Time deposits		(164)		(678)		(842)		35		(583)		(548)
Certificates of deposit		41		(17)		24		(5)		(9)		(14)
Debts		10		(81)		(71)		41		(23)		18
Debentures		97		(262)		(165)		89		(103)		(14)

Total interest expense		43		(1,089)		(1,046)		209		(763)		(554)

Total net interest income	￦	542	￦	(755)	￦	(213)	￦	509	￦	(309)	￦	200

Exchange Rates

The table below sets forth, for the periods and dates indicated, information concerning the noon buying rate for Won, expressed in Won per one U.S. dollar. The “noon buying rate” is the rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York. Unless otherwise stated, translations of Won amounts into U.S. dollars in this annual report were made at the noon buying rate in effect on December 31, 2016, which was ￦1,203.7 to US$1.00. We do not intend to imply that the Won or U.S. dollar amounts referred to herein could have been or could be converted into U.S. dollars or Won, as the case may be, at any particular rate, or at all. On April 14, 2017, the noon buying rate was ￦1,136.7 = US$1.00.

	Won per U.S. dollar (noon buying rate)
	Low	High	Average(1)	Period-End
2012	1,063.2	1,185.0	1,126.2	1,063.2
2013	1,050.1	1,161.3	1,094.7	1,055.3
2014	1,008.9	1,117.7	1,052.3	1,090.9
2015	1,063.0	1,196.4	1,131.0	1,169.3
2016	1,090.0	1,242.6	1,159.3	1,203.7
October	1,104.8	1,146.5	1,128.2	1,145.4
November	1,131.4	1,181.6	1,162.7	1,175.9
December	1,161.7	1,212.2	1,183.1	1,203.7
2017 (through April 14)	1,108.3	1,207.2	1,147.6	1,136.7
January	1,151.5	1,207.2	1,179.1	1,151.5
February	1,129.2	1,154.5	1,140.5	1,129.2
March	1,108.3	1,158.1	1,133.9	1,117.5
April (through April 14)	1,117.7	1,147.8	1,133.0	1,136.7

Source: Federal Reserve Bank of New York.

(1)	The average of the daily noon buying rates of the Federal Reserve Bank in effect during the relevant period (or portion thereof).

Item 3.B.	Capitalization and Indebtedness

Not applicable.

Item 3.C.	Reasons for the Offer and Use of Proceeds

Not applicable.

Item 3.D.	Risk Factors

Risks relating to our retail credit portfolio

Future changes in market conditions as well as other factors may lead to increases in delinquency levels of our retail loan portfolio.

In recent years, consumer debt has increased significantly in Korea. Our portfolio of retail loans, including mortgage and home equity loans, increased from ￦107,644 billion as of December 31, 2013 to ￦119,249 billion as of December 31, 2014, ￦124,194 billion as of December 31, 2015 and ￦134,956 billion as of December 31, 2016. As of December 31, 2016, our domestic retail loans represented 50.4% of our total lending. Within our retail loan portfolio, the outstanding balance of other consumer loans, which unlike mortgage or home equity loans are often unsecured and therefore tend to carry a higher credit risk, increased from ￦29,675 billion as of December 31, 2013 to ￦41,629 billion as of December 31, 2016; as a percentage of total outstanding retail loans, such balance increased from 27.6% as of December 31, 2013 to 30.8% as of December 31, 2016. The growth of our retail lending business, which generally offers higher margins than other lending activities, has contributed significantly to our interest income and profitability in recent years.

The growth of our retail loan portfolio, together with adverse economic conditions in Korea and globally in recent years, may lead to increases in delinquency levels and a deterioration in asset quality. The amount of our non-performing retail loans (defined as those loans that are past due by 90 days or more) decreased from ￦546 billion as of December 31, 2013 to ￦395 billion as of December 31, 2014, ￦329 billion as of December 31, 2015 and ￦272 billion as of December 31, 2016. However, higher delinquencies in our retail loan portfolio in the future will require us to increase our loan loss provisions and charge-offs, which in turn will adversely affect our financial condition and results of operations.

Our large exposure to consumer debt means that we are exposed to changes in economic conditions affecting Korean consumers. Accordingly, a rise in unemployment, an increase in interest rates, a deterioration of the real estate market or difficulties in the Korean economy may have an adverse effect on Korean consumers, which could result in reduced growth and deterioration in the credit quality of our retail loan portfolio. See “Risks relating to Korea—Unfavorable financial and economic developments in Korea may have an adverse effect on us.” In order to minimize our risk as a result of such exposure, we are continuing to strengthen our risk management processes, including further improving the retail lending process, upgrading our retail credit rating system, as well as strengthening the overall management of our portfolio. Despite our efforts, however, there is no assurance that we will be able to prevent significant credit quality deterioration in our retail loan portfolio.

In addition, we are exposed to changes in regulations and policies on retail lending by the Korean government, which may adopt measures to restrict retail lending or encourage financial institutions to provide financial support to certain types of retail borrowers. In 2014 and 2015, the Korean government implemented several measures to encourage consumer spending and revive the housing market in Korea, including loosening regulations on mortgage lending, which contributed to an increase in our portfolio of retail loans. However, the Korean government introduced measures in the second half of 2016 to tighten regulations on mortgage lending and housing subscription in response to the rapid growth in consumer debt and concerns over speculative investments in real estate in certain areas. Signs of decreases in housing prices following the implementation of such measures, together with the high level of consumer debt, could result in further declines in consumer spending and reduced economic growth, which may lead to increases in delinquency levels of our retail loan portfolio.

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

With respect to our credit card portfolio, our delinquency ratio (which represents the ratio of amounts that are overdue by 30 days or more to total outstanding balances) decreased from 1.7% as of December 31, 2013 to 1.5% as of December 31, 2014 and 1.2% as of December 31, 2015 and remained at 1.2% as of December 31, 2016. In line with industry practice, we have restructured a portion of delinquent credit card account balances (defined as balances overdue by 30 days or more) as loans. As of December 31, 2016, these restructured loans outstanding amounted to ￦43 billion. Because these loans are not treated as being delinquent at the time of conversion or for a period of time thereafter, our delinquency ratios may not fully reflect all delinquent amounts relating to our outstanding loans. Including all restructured loans, outstanding balances overdue by 30 days or more accounted for 1.5% of our credit card receivables (including credit card loans) as of December 31, 2016. Delinquencies may increase in 2017 and in the future as a result of, among other things, adverse economic conditions in Korea and the inability of Korean consumers to manage increased household debt.

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

One of our core businesses is lending to small- and medium-sized enterprises (as defined under “Item 4.B. Business Overview—Corporate Banking—Small- and Medium-sized Enterprise Banking”). Our loans to small- and medium-sized enterprises increased from ￦71,045 billion as of December 31, 2013 to ￦86,065 billion as of December 31, 2016. During that period, non-performing loans (defined as those loans that are past due by 90 days or more) to small- and medium-sized enterprises decreased from ￦568 billion as of December 31, 2013 to ￦302 billion as of December 31, 2016, and the non-performing loan ratio for such loans decreased from 0.8% as of December 31, 2013 to 0.4% as of December 31, 2016. However, our non-performing loans and non-performing loan ratio may increase in 2017. According to data compiled by the Financial Supervisory Service, the delinquency ratio for Won-currency loans by Korean commercial banks to small- and medium-sized enterprises was 0.6% as of December 31, 2016. The delinquency ratio for loans to small- and medium-sized enterprise is calculated as the ratio of (1) the outstanding balance of such loans in respect of which either principal or interest payments are overdue by one month or more to (2) the aggregate outstanding balance of such loans. Our delinquency ratio for such Won currency loans decreased from 0.9% as of December 31, 2013 to 0.4% as of December 31, 2016. However, our delinquency ratio for such Won currency loans may increase in 2017. In recent years, we have taken measures which sought to stem rising delinquencies in our loans to small- and medium-sized enterprises, including through strengthening the review of loan applications and closer monitoring of the post-loan performance of small- and medium-sized enterprise borrowers in industry sectors that are relatively more sensitive to downturns in the economy and have shown higher delinquency ratios, such as shipping, construction, lodging, retail and wholesale, restaurants and real estate. Despite such efforts, however, there is no assurance that delinquency levels for our loans to small- and medium-sized enterprises will not rise in the future. In particular, financial difficulties experienced by small- and medium-sized enterprises as a result of, among other things, adverse economic conditions in Korea and globally in recent years may lead to a deterioration in the asset quality of our loans to this segment. Any such deterioration would result in increased charge-offs and higher provisioning and reduced interest and fee income from this segment, which could have a material adverse impact on our financial condition and results of operations.

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

In light of the deteriorating financial condition and liquidity position of small- and medium-sized enterprises in Korea since the global financial crisis commencing in the second half of 2008, the Korean government introduced policies and initiatives intended to encourage Korean banks to provide financial support to small- and medium-sized enterprises. For example, in October 2008, the Financial Supervisory Service requested Korean banks, including us, to establish a “fast track” program to provide liquidity assistance to small- and medium-sized enterprises on an expedited basis. Under the fast track program we established, which has been extended until December 31, 2017, we provide liquidity assistance to qualified small- and medium-sized enterprise borrowers applying for such assistance, in the form of new loans or maturity extensions or interest rate adjustments with respect to existing loans, after expedited credit review and approval by us. The overall prospects for the Korean economy in 2017 and beyond remain uncertain, and the Korean government may extend or renew existing or past policies and initiatives or introduce new policies or initiatives to encourage Korean banks to provide financial support to small- and medium-sized enterprises. Our participation in such government-led initiatives may lead us to extend credit to small- and medium-sized enterprise borrowers that we would not otherwise extend, or offer terms for such credit that we would not otherwise offer, in the absence of such initiatives. Furthermore, there is no guarantee that the financial condition and liquidity position of our small- and medium-sized enterprise borrowers benefiting from such initiatives will improve sufficiently for them to service their debt on a timely basis, or at all. Accordingly, increases in our exposure to small- and medium-sized enterprise borrowers resulting from such government-led initiatives may have a material adverse effect on our financial condition and results of operations.

We have exposure to Korean construction, shipbuilding and shipping companies, and financial difficulties of these companies may have an adverse impact on us.

As of December 31, 2016, we had loans outstanding to construction companies, shipbuilding companies and shipping companies (many of which are small- and medium-sized enterprises) in the amount of ￦3,346 billion, ￦713 billion and ￦417 billion, or 1.2%, 0.3% and 0.2% of our total loans, respectively. We also have other exposures to Korean construction, shipbuilding and shipping companies, including in the form of guarantees extended on behalf of such companies (which included confirmed guarantees of ￦509 billion for construction companies, ￦1,436 billion for shipbuilding companies and ￦63 billion for shipping companies as of December 31, 2016) and debt and equity securities of such companies held by us. In the case of construction companies, such exposures include guarantees provided to us by general contractors with respect to financing extended by us for residential and commercial real estate development projects. In the case of shipbuilding companies, such exposures include refund guarantees extended by us on behalf of shipbuilding companies to cover their obligation to return a portion of the ship order contract amount to customers in the event of performance delays or defaults under shipbuilding contracts.

Although the construction industry in Korea has shown signs of recovery since 2015, excessive investment in residential property development projects, the recent strengthening of mortgage lending regulations by the

Korean government, stagnation of real property prices and reduced demand for residential property, especially in areas outside of Seoul, are expected to continue to negatively impact the construction industry. The shipbuilding industry in Korea has experienced a severe downturn in recent years reflecting a significant decrease in ship orders, primarily due to adverse conditions in the global economy and the resulting slowdown in global trade. In the case of shipping companies in Korea, reduced shipping rates and high chartering costs, together with the slowdown in global trade, have contributed to the deterioration of their financial condition, requiring some of them to file for bankruptcy or pursue voluntary restructuring of their debt.

In response to the deteriorating financial condition and liquidity position of borrowers in the construction, shipbuilding and shipping industries, which were disproportionately impacted by adverse economic developments in Korea and globally, the Korean government implemented a program in 2009 to promote expedited restructuring of such borrowers by their Korean creditor financial institutions, under the supervision of major commercial banks. In accordance with such program, 24 construction companies and five shipbuilding companies became subject to workout in 2009, following review by their creditor financial institutions (including us) and the Korean government. Each year since 2009, the Financial Services Commission and the Financial Supervisory Service have announced the results of subsequent credit risk evaluations conducted by creditor financial institutions (including us) of companies in Korea with outstanding credit exposures of ￦50 billion or more, pursuant to which a number of companies were selected by such financial institutions for restructuring in the form of workout, liquidation or court receivership. Most recently, in 2016, 32 companies with outstanding credit exposures of ￦50 billion or more (six of which were construction companies and nine of which were shipbuilding and shipping companies) were selected by such financial institutions for restructuring. However, there is no assurance that these measures will be successful in stabilizing the Korean construction, shipbuilding and shipping industries.

The allowances that we have established against our credit exposures to Korean construction, shipbuilding and shipping companies may not be sufficient to cover all future losses arising from these and other exposures. If the credit quality of our exposures to such companies declines further, we may be required to take substantial additional provisions (including in connection with restructurings of such companies), which could adversely impact our results of operations and financial condition. See “—Risks relating to our large corporate loan portfolio—We have exposure to companies that are currently or may in the future be put in restructuring, and we may suffer losses as a result of additional loan loss provisions required and/or the adoption of restructuring plans with which we do not agree.” Furthermore, although a portion of our credit exposures to construction, shipbuilding and shipping companies are secured by collateral, such collateral may not be sufficient to cover uncollectible amounts in respect of such credit exposures. See “—Other risks relating to our business—A decline in the value of the collateral securing our loans and our inability to realize full collateral value may adversely affect our credit portfolio.”

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

In addition, one of the intended benefits of our financial holding company structure is that it enhances our ability to engage in mergers and acquisitions which we decide to pursue as part of our strategy. For example, in March 2014, we acquired 52.02% of the outstanding shares of KB Capital Co., Ltd. (formerly named Woori Financial Co., Ltd.), a publicly listed Korean consumer finance company, from Woori Finance Holdings Co., Ltd. for ￦280 billion. In addition, in June 2015, we acquired 19.47% of the outstanding shares of KB Insurance Co., Ltd. (formerly named LIG Insurance Co., Ltd.), a publicly listed Korean property and casualty insurance company, from a group of individual shareholders for ￦651 billion. In November 2015, we increased our shareholding in KB Insurance to 33.29% by acquiring its treasury shares for ￦231 billion, and in December 2016, we further increased our shareholding in KB Insurance to 39.81% by purchasing new shares of KB Insurance for ￦171 billion in a rights offering. Furthermore, in May 2016, we acquired 22.56% of the outstanding shares of Hyundai Securities Co., Ltd., a publicly listed Korean securities firm, from Hyundai Merchant Marine Co., Ltd. and other shareholders for ￦1,242 billion, and further increased our shareholding in Hyundai Securities to 29.62% in June 2016 by acquiring treasury shares of Hyundai Securities for ￦107 billion. In October 2016, we increased our shareholding in Hyundai Securities to 100% by effecting a comprehensive stock swap of the outstanding shares of Hyundai Securities for 31,759,844 newly issued shares of common stock of our company, as a result of which Hyundai Securities became a consolidated subsidiary. Following such transaction, we merged an existing subsidiary, KB Investment & Securities, with and into Hyundai Securities in December 2016 and changed the name of the surviving entity to KB Securities Co., Ltd. See “Item 5.A. Operating Results—Overview—Acquisitions.”

We may continue to increase our equity interest in our subsidiaries or investees and may also consider acquiring or merging with other financial institutions to achieve more balanced growth and further diversify our revenue base. For example, we are seeking to increase our equity interest in KB Capital and KB Insurance to 100% and to convert such entities to wholly owned subsidiaries, through tender offers scheduled to expire in May 2017 and comprehensive stock swaps scheduled to be completed in July 2017, which may result in substantial costs as well as potential dilution of the interests of existing holders of our common stock. See “Item 5.A. Operating Results—Overview—Acquisitions.” The integration of our new subsidiaries’ or investees’ separate businesses and operations, as well as those of any companies we may acquire or merge with in the future, under our financial holding company structure could require a significant amount of time, financial resources and management attention. Moreover, that process could disrupt our operations (including our risk management operations) or information technology systems, reduce employee morale, produce unintended inconsistencies in our standards, controls, procedures or policies, and affect our relationships with customers and our ability to retain key personnel. The realization of the anticipated benefits of our financial holding company structure and any mergers or acquisitions we decide to pursue may be blocked, delayed or reduced as a result of many factors, some of which may be outside our control. These factors include:

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

Competition in the Korean financial industry has been and is likely to remain intense. Some of the financial institutions that we compete with have longer operating histories as financial holding companies, greater financial resources or more specialized capabilities than us and our subsidiaries. In the retail and small- and medium-sized enterprise lending business, which has been our traditional core business, competition has increased significantly and is expected to increase further. Most Korean banks have been focusing on retail customers and small- and medium-sized enterprises in recent years, although they have begun to generally increase their exposure to large corporate borrowers. In addition, the profitability of our retail lending and credit card operations may decline as a result of growing market saturation in the retail lending and credit card segments, increased interest rate competition, pressure to lower the fee rates applicable to our credit cards (particularly merchant fee rates) and higher marketing expenses. Intense and increasing competition has made and continues to make it more difficult for us to secure retail, credit card and small- and medium-sized customers with the credit quality and on credit terms necessary to achieve our business objectives in a commercially acceptable manner.

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

Moreover, in March 2016, the Financial Services Commission introduced an individual savings account scheme in Korea, which enables individuals to efficiently manage a wide range of retail investment vehicles, including cash deposits, funds and securities investment products, from a single integrated account with one financial institution and offers tax benefits on investment returns. Since the scheme backed by the Korean government allows only one individual savings account per person, financial institutions have been competing to retain existing customers and attract new customers since the launch of the individual savings account scheme. Over 30 financial institutions, including banks, securities companies and insurance companies, have registered with the Financial Services Commission to sell their individual savings account products and competition among these financial institutions is expected to remain intense.

Furthermore, the introduction of Internet primary banks in Korea is expected to increase competition in the Korean banking industry. Internet primary banks operate with only a small number of or without branches and conduct most of their operations through electronic means, which enable them to minimize costs and offer customers higher interest rates on deposits or lower lending rates. In April 2017, KBank, the first Internet primary bank in Korea, commenced operations. Kakao Bank, another Internet primary bank, in which we hold a 10% equity interest, is expected to commence operations in the first half of 2017.

Moreover, a number of significant mergers and acquisitions in the industry have taken place in Korea in recent years, including Hana Financial Group’s acquisition of a controlling interest in Korea Exchange Bank in February 2012 and the subsequent merger of Hana Bank into Korea Exchange Bank in September 2015. In addition, as part of the Korean government’s plans to privatize Woori Finance Holdings Co., Ltd. (the former financial holding company of Woori Bank), certain subsidiaries of Woori Finance Holdings were sold to other financial institutions and Woori Finance Holdings itself was merged into Woori Bank in 2014. Most recently, in April 2016, Mirae Asset Securities Co., Ltd. acquired a 43% interest in KDB Daewoo Securities Co., Ltd., which changed its name to Mirae Asset Daewoo Securities Co., Ltd., and in December 2016, Mirae Asset Securities merged with and into Mirae Asset Daewoo Securities to become the largest securities company in Korea in terms of capital.

We expect that consolidation in the Korean financial industry will continue. The financial institutions resulting from such consolidation may, by virtue of their increased size and business scope, provide significantly greater competition for us. We also believe that foreign financial institutions, many of which have greater experience and resources than we do, may seek to compete with us in providing financial products and services either by themselves or in partnership with existing Korean financial institutions. Increased competition and continuing consolidation may lead to decreased margins, resulting in a material adverse impact on our future profitability. Accordingly, our results of operations and financial condition may suffer as a result of increasing competition in the Korean financial industry.

Risks relating to our large corporate loan portfolio

We have exposure to chaebols, and, as a result, financial difficulties of chaebols may have an adverse impact on us.

Of our 20 largest corporate exposures (including loans, debt and equity securities and guarantees and acceptances) as of December 31, 2016, 13 were to companies that were members of the 39 largest highly-indebted business groups among chaebols in Korea designated as such by the Financial Supervisory Service based on their outstanding exposures. As of that date, the total amount of our exposures to 37 of such largest highly-indebted business groups among chaebols was ￦23,555 billion, or 6.8% of our total exposures. If the credit quality of our exposures to chaebols declines as a result of financial difficulties they experience or for other reasons, we could require substantial additional loan loss provisions, which would hurt our results of operations and financial condition. See “Item 4.B. Business Overview—Assets and Liabilities—Loan Portfolio—Exposure to Chaebols.”

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

As of December 31, 2016, our loans and guarantees to companies that were in workout, restructuring or rehabilitation amounted to ￦492 billion or 0.2% of our total loans and guarantees, most of which was classified as impaired. As of the same date, our allowances for credit losses on these loans and guarantees amounted to ￦280 billion, or 56.9% of these loans and guarantees. These allowances may not be sufficient to cover all future losses arising from our exposure to these companies. Furthermore, we have other exposure to such companies, in the form of debt and equity securities of such companies held by us (including equity securities we acquired as a result of debt-to-equity conversions). Our exposures as of December 31, 2016 with respect to such securities of companies in workout, restructuring or rehabilitation amounted to ￦75 billion, or less than 0.1% of our total debt securities and equity securities, but may increase in the future. In addition, in the case of borrowers that are or become subject to workout or restructuring, we may be forced to restructure our credits pursuant to restructuring plans approved by other creditor financial institutions of the borrower, or to dispose of our credits to other creditors on unfavorable terms.

In particular, as of December 31, 2016, we had ￦665 billion of outstanding exposures, comprising ￦124 billion of loans, ￦18 billion of debt securities and ￦523 billion of guarantees (mainly in the form of refund guarantees relating to shipbuilding contracts), to Daewoo Shipbuilding & Marine Engineering Co., Ltd., or DSME, which is pursuing a voluntary restructuring program. In April 2017, the creditors of DSME agreed on a plan to provide additional financial support to DSME in connection with its voluntary restructuring program, under which Korea Development Bank and the Export-Import Bank of Korea would provide ￦2.9 trillion of new loans to DSME, on the condition that DSME’s other creditors and bondholders agree to a ￦2.9 trillion debt-to-equity swap. The financial support plan requires the Korean commercial bank creditors of DSME (including us) to swap 80% of our outstanding unsecured loans into equity of DSME and extend the maturity of the remaining loans for a period of three years. The financial support plan may also require DSME’s creditors (including us) to provide additional refund guarantees in connection with future shipbuilding contracts of DSME. The implementation of the financial support plan for DSME may require us to increase our loan loss provisions and recognize write-offs and impairment losses with respect to our exposures to DSME and may therefore have a material adverse impact on our results of operations and financial condition. Furthermore, there is no guarantee that the plan will be successful in ensuring the financial viability of DSME.

A large portion of our credit exposure is concentrated in a relatively small number of large corporate borrowers, which increases the risk of our corporate credit portfolio.

As of December 31, 2016, our loans and guarantees to our 20 largest borrowers totaled ￦7,223 billion and accounted for 2.6% of our total loans and guarantees. As of that date, our single largest corporate credit exposure was to KEB Hana Bank, to which we had outstanding loans and guarantees (the majority of which was in the form of loans in foreign currencies) of ￦1,069 billion, representing 0.4% of our total loans and guarantees, as well as additional credit exposure of ￦871 billion in the form of debt securities. Any deterioration in the financial condition of KEB Hana Bank or our other large corporate borrowers may require us to record substantial additional provisions and charge-offs and may have a material adverse impact on our results of operations and financial condition.

Other risks relating to our business

Difficult conditions in the global financial markets could adversely affect our results of operations and financial condition.

The overall prospects for the Korean and global economy remain uncertain. In recent years, the global financial markets have experienced significant volatility as a result of, among other things:

•	the financial difficulties affecting many governments worldwide, in particular in Europe and Latin America;

•	the slowdown of economic growth in China and other major emerging market economies;

•	interest rate fluctuations as well as the possibility of further increases in policy rates by the U.S. Federal Reserve and other central banks; and

•

political and social instability in various countries in the Middle East, including Syria, Iraq and Yemen, as well as the recent referendum in the United Kingdom in June 2016, in which a majority of voters voted in favor of an exit from the European Union, or Brexit.

In light of the high level of interdependence of the global economy, difficult conditions in the global financial markets, including as a result of any of the foregoing developments, could have a material adverse effect on the Korean economy and financial markets, and in turn on our business, financial condition and results of operations.

We are also exposed to adverse changes and volatility in global and Korean financial markets as a result of our liabilities and assets denominated in foreign currencies and our holdings of trading and investment securities, including structured products. The value of the Won relative to major foreign currencies in general and the U.S. dollar in particular has fluctuated widely in recent years. See “Item 3.A. Selected Financial Data—Exchange Rates.” A depreciation of the Won will increase our cost in Won of servicing our foreign currency-denominated debt, while continued exchange rate volatility may also result in foreign exchange losses for us. Furthermore, as a result of adverse global and Korean economic conditions, there has been significant volatility in securities prices, including the stock prices of Korean and foreign companies in which we hold an interest. Such volatility has resulted in and may lead to further trading and valuation losses on our trading and investment securities portfolio as well as impairment losses on our investments accounted for under the equity method.

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

In July 2012, the Korea Fair Trade Commission commenced an investigation into alleged collusion among domestic financial institutions, including banks and securities companies, in setting interest rates applicable to three-month certificates of deposit. Such rates were used as a benchmark for banks’ lending rates until a new benchmark rate for bank lending was introduced in December 2012. In February 2016, the Korea Fair Trade Commission sent its formal written report of findings to six commercial banks, including Kookmin Bank, and the respondents submitted their response briefs in April 2016. In July 2016, citing insufficient evidence to prove violation of Korean fair trade laws, the Korea Fair Trade Commission announced that it has decided to terminate its investigation. However, the Korea Fair Trade Commission noted that it could resume its investigation in the future if it finds sufficient evidence to prove that the domestic commercial banks violated Korean fair trade laws.

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

As of December 31, 2016, we held debt securities issued by Korean companies and financial institutions (other than those issued by Korea Housing Finance Corporation, the Bank of Korea, Korea Development Bank, Korea Land & Housing Corporation, Korea Deposit Insurance Corporation and Industrial Bank of Korea, which are government-owned or -controlled enterprises or financial institutions) with a total carrying amount of ￦23,713 billion in our trading and investment securities portfolio. The market value of these securities could decline significantly due to various factors, including future increases in interest rates or a deterioration in the financial and economic condition of any particular issuer or of Korea in general. Any of these factors individually or a combination of these factors would require us to write down the fair value of these debt securities, resulting in impairment losses. Because the secondary market for corporate bonds in Korea is not fully developed, the market value of many of these securities as reflected on our statements of financial position is determined by references to suggested prices posted by Korean rating agencies or the Korea Financial Investment Association. These valuations, however, may differ significantly from the actual value that we could realize in the event we elect to sell these securities. As a result, we may not be able to realize the full “marked-to-market” value at the time of any such sale of these securities and thus may incur losses.

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

If, at any time, the income from our guaranteed trust accounts is not sufficient to pay any guaranteed amount, we will have to cover the shortfall first from the special reserves maintained in these trust accounts, then from our fees from such trust accounts and finally from funds transferred from our general banking operations. As of December 31, 2016, we had ￦103 billion of special reserves in respect of trust accounts for which we provided guarantees of principal. There was no transfer from general banking operations to cover deficiencies in guaranteed trust accounts in 2014, 2015 and 2016. However, we may be required to make transfers from our general banking operations to cover shortfalls, if any, in our guaranteed trust accounts in the future. Such transfers may adversely impact our results of operations.

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

Interest rates in Korea have been subject to significant fluctuations in recent years. In an effort to stem inflation amid improved growth prospects, the Bank of Korea gradually increased its policy rate in 2010 and 2011 by a total of 125 basis points to 3.25%. However, the Bank of Korea reduced its policy rate to 2.00% through a series of reductions from 2012 to 2014 to support Korea’s economy in light of the slowdown in Korea’s growth and uncertain global economic prospects. The Bank of Korea further reduced its policy rate to 1.50% in 2015 and again to an unprecedented 1.25% in June 2016 amid deflationary concerns and interest rate cuts by central banks around the world. All else being equal, an increase in interest rates in the future could lead to a decline in the value of our portfolio of debt securities, which generally pay interest based on a fixed rate. A sustained increase in interest rates will also raise our funding costs, while reducing loan demand, especially among consumers. Rising interest rates may therefore require us to re-balance our asset portfolio and our liabilities in order to minimize the risk of potential mismatches and maintain our profitability.

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

We meet a significant amount of our funding requirements through short-term funding sources, which consist primarily of customer deposits. As of December 31, 2016, approximately 94.6% of our deposits had maturities of one year or less or were payable on demand. In the past, a substantial proportion of our customer deposits have been rolled over upon maturity. We cannot guarantee, however, that depositors will continue to roll over their deposits in the future. In the event that a substantial number of our short-term deposit customers withdraw their funds or fail to roll over their deposits as higher-yielding investment opportunities emerge, our liquidity position could be adversely affected. We may also be required to seek more expensive sources of short-term and long-term funding to finance our operations. See “Item 5.B. Liquidity and Capital Resources—Financial Condition—Liquidity.”

We may be required to raise additional capital if our capital adequacy ratio deteriorates or the applicable capital requirements change in the future, but we may not be able to do so on favorable terms or at all.

Under the capital adequacy requirements of the Financial Services Commission, as of December 31, 2016, both we and Kookmin Bank, our banking subsidiary, were required to maintain a total minimum common equity Tier I capital adequacy ratio of 5.375%, Tier I capital adequacy ratio of 6.875% and combined Tier I and Tier II capital adequacy ratio of 8.875%, on a consolidated basis (including applicable additional capital buffers and requirements as described below). As of December 31, 2016, our common equity Tier I capital, Tier I capital and combined Tier I and Tier II capital adequacy ratios were 14.25%, 14.37% and 15.27%, respectively, and Kookmin Bank’s common equity Tier I capital, Tier I capital and combined Tier I and Tier II capital adequacy ratios were 14.83%, 14.83% and 16.32%, respectively, all of which exceeded the minimum levels required by the Financial Services Commission. However, our capital base and capital adequacy ratios may deteriorate in the future if our results of operations or financial condition deteriorates for any reason, including as a result of a deterioration in the asset quality of our retail loans (including credit card balances) and loans to small- and medium-sized enterprises, or if we are not able to deploy our funding into suitably low-risk assets.

The current capital adequacy requirements of the Financial Services Commission are derived from a new set of bank capital measures, referred to as Basel III, which the Basel Committee on Banking Supervision initially introduced in 2009 and began phasing in starting from 2013. Commencing in July 2013, the Financial Services Commission promulgated a series of amended regulations implementing Basel III, pursuant to which Korean banks and bank holding companies were required to maintain a minimum ratio of common equity Tier I capital (which principally includes equity capital, capital surplus and retained earnings) to risk-weighted assets of 3.5% and Tier I capital to risk-weighted assets of 4.5% from December 1, 2013, which minimum ratios were increased to 4.0% and 5.5%, respectively, from January 1, 2014 and increased further to 4.5% and 6.0%, respectively, from January 1, 2015. Such requirements are in addition to the pre-existing requirement for a minimum ratio of Tier I and Tier II capital (less any capital deductions) to risk-weighted assets of 8.0%, which remains unchanged. The amended regulations also require an additional capital conservation buffer of 0.625% in 2016 and 1.25% in 2017, with such buffer to increase in stages to 2.5% by 2019, as well as a potential counter-cyclical capital buffer of up to 2.5% by 2019, which is determined on a quarterly basis by the Financial Services Commission. Furthermore, we were designated as one of five domestic systemically important banks for 2016 by the Financial Services Commission and were subject to an additional capital requirement of 0.25% in 2016. In December 2016, we were again designated as a domestic systemically important bank for 2017, which would subject us to an additional capital requirement of 0.50% in 2017, if deemed necessary, with such potential requirement to increase in stages to 1.0% by 2019. The implementation of Basel III in Korea may have a significant effect on the capital requirements of Korean financial institutions, including us. See “Item 4.B. Business Overview—Supervision and Regulation—Principal Regulations Applicable to Financial Holding Companies—Capital Adequacy” and “—Principal Regulations Applicable to Banks—Capital Adequacy.”

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

Risks relating to government regulation and policy

Strengthening of consumer protection laws applicable to financial institutions could adversely affect our operations.

As a financial service provider, we are subject to a variety of regulations in Korea that are designed to protect financial consumers. In recent years, in light of heightened public concern regarding privacy issues, the Korean government has placed greater emphasis on protection of personal information by financial institutions and has implemented a number of measures to enhance consumer protection, including considerably restricting a financial institution’s ability to transfer or provide personal information to its affiliates or holding company. Under the Personal Information Protection Act, as currently enforced, financial institutions, as personal information managers, may not collect, store, maintain, utilize or provide resident registration numbers of their customers, unless other laws or regulations specifically require or permit the management of resident registration numbers. In addition, under the Use and Protection of Credit Information Act, as currently enforced, a financial institution has a higher duty to protect all information that it collects from its customers and is required to treat such information as credit information. Treble damages may be imposed on a financial institution for leakage of such information. Furthermore, under the Electronic Financial Transaction Act, as currently enforced, a financial institution is primarily responsible for compensating its customers harmed by a cyber security breach affecting the financial institution even if the breach is not directly attributable to the financial institution.

Most recently, in June 2016, the Financial Services Commission proposed the enactment of the Act on the Financial Consumer Protection Framework, which is expected to be submitted to the Korean National Assembly in 2017. If the act is adopted as proposed, we as a financial instrument distributor will be subject to heightened investor protection measures, including stricter distribution guidelines, improved financial dispute resolution procedures, increased liability for customer losses and newly imposed penalty surcharges.

These and other measures that may be implemented by the Korean government to strengthen consumer protection laws applicable to financial institutions may limit our operational flexibility and cause us to incur significant additional compliance costs, as well as subject us to increased potential liability to our customers, which could adversely affect our business and performance.

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

If any of these measures is imposed on us by the Financial Services Commission, they could hurt our business, results of operations and financial condition. In addition, if the Financial Services Commission orders us to partially or completely reduce our capital, you may lose part or all of your investment.

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

In addition, there have been heightened security concerns in recent years stemming from North Korea’s nuclear weapon and long-range missile programs as well as its hostile military actions against Korea. Some of the significant incidents in recent years include the following:

•

From time to time, North Korea has conducted ballistic missile tests. In February 2016, North Korea launched a long-range rocket in violation of its agreement with the United States as well as United Nations sanctions barring it from conducting launches that use ballistic missile technology. Despite international condemnation, North Korea released a statement that it intends to continue its rocket launch program and it conducted additional ballistic missile tests in June 2016, a submarine-launched ballistic missile test in August 2016 and intermediate-range ballistic missile tests in February, March and April 2017. In response, the United Nations Security Council has issued unanimous statements condemning North Korea and agreeing to continue to closely monitor the situation and to take further significant measures.

•

North Korea renounced its obligations under the Nuclear Non-Proliferation Treaty in January 2003 and conducted three rounds of nuclear tests between October 2006 and February 2013, which increased tensions in the region and elicited strong objections worldwide. In January 2016, North Korea conducted a fourth nuclear test, claiming that the test involved its first hydrogen bomb, which claim has not been independently verified. In response to such test (as well as North Korea’s long-range rocket launch in February 2016), the United Nations Security Council unanimously passed a resolution in March 2016 condemning North Korea’s actions and significantly expanding the scope of the sanctions applicable to North Korea, while the United States and the European Union also imposed additional sanctions on North Korea. In September 2016, North Korea conducted a fifth nuclear test, claiming to have successfully detonated a nuclear warhead that could be mounted on missiles, which claim has not been independently verified.

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

North Korea’s economy also faces severe challenges, which may further aggravate social and political pressures within North Korea. There can be no assurance that the level of tensions affecting the Korean peninsula will not escalate in the future. Any further increase in tensions, which may occur, for example, if North Korea experiences a leadership crisis, high-level contacts between Korea and North Korea break down or further military hostilities occur, could have a material adverse effect on the Korean economy and on our business, financial condition and results of operations and the market value of our common stock and ADSs.

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

In recent years, adverse conditions and volatility in the worldwide financial markets, fluctuations in oil and commodity prices and the general weakness of the global economy have contributed to the uncertainty of global economic prospects in general and have adversely affected, and may continue to adversely affect, the Korean economy. See “Other risks relating to our business—Difficult conditions in the global financial markets could adversely affect our results of operations and financial condition.” The value of the Won relative to major foreign currencies in general and the U.S. dollar in particular has also fluctuated widely. See “Item 3.A. Selected Financial Data—Exchange Rates.” Furthermore, as a result of adverse global and Korean economic conditions, there has been significant volatility in the stock prices of Korean companies in recent years. Future declines in the Korea Composite Stock Price Index (known as the “KOSPI”) and large amounts of sales of Korean securities by foreign investors and subsequent repatriation of the proceeds of such sales may adversely affect the value of the Won, the foreign currency reserves held by financial institutions in Korea, and the ability of Korean companies to raise capital. Any future deterioration of the Korean or global economy could adversely affect our business, financial condition and results of operations.

Developments that could hurt Korea’s economy in the future include:

•

adverse conditions or uncertainty in the economies of countries and regions that are important export markets for Korea, such as China, the United States, Europe and Japan, or in emerging market economies in Asia or elsewhere, as well as increased uncertainty in light of a future Brexit;

•

adverse changes or volatility in foreign currency reserve levels, commodity prices (including oil prices), exchange rates (including fluctuation of the U.S. dollar, the Euro or the Japanese Yen exchange rates or revaluation of the Chinese Renminbi), interest rates, inflation rates or stock markets;

•	increased sovereign default risks in select countries and the resulting adverse effects on the global financial markets;

•	a continuing rise in the level of household debt and increasing delinquencies and credit defaults by retail or small- and medium-sized enterprise borrowers in Korea;

•	declines in consumer confidence and a slowdown in consumer spending;

•

the recent political scandal in Korea involving a confidant of the President and the resulting public protests, as well as related investigations of several Korean conglomerates and their senior management for bribery, embezzlement and other possible misconduct;

•	social and labor unrest;

•	decreases in the market prices of Korean real estate;

•

a decrease in tax revenues and a substantial increase in the Korean government’s expenditures for fiscal stimulus measures, unemployment compensation and other economic and social programs that, together, would lead to an increased government budget deficit;

•	financial problems or lack of progress in the restructuring of chaebols, other large troubled companies and their suppliers;

•	loss of investor confidence arising from corporate accounting irregularities, allegations of corruption and corporate governance issues concerning certain chaebols;

•	increases in social expenditures to support an aging population in Korea or decreases in economic productivity due to the declining population size in Korea;

•	the economic impact of any pending or future free trade agreements;

•	geo-political uncertainty and risk of further attacks by terrorist groups around the world;

•

natural or man-made disasters that have a significant adverse economic or other impact on Korea (such as the sinking of the Sewol ferry in 2014, which significantly dampened consumer sentiment in Korea) or its major trading partners;

•	the occurrence of severe health epidemics in Korea or other parts of the world, such as the Middle East Respiratory Syndrome outbreak in Korea in 2015;

•

deterioration in economic or diplomatic relations between Korea and its trading partners or allies, including deterioration resulting from territorial or trade disputes or disagreements in foreign policy (such as the ongoing controversy between Korea and China regarding the deployment of a Terminal High Altitude Area Defense system in Korea by the United States);

•	political uncertainty or increasing strife among or within political parties in Korea;

•

hostilities or political or social tensions involving oil producing countries in the Middle East and North Africa and any material disruption in the global supply of oil or sudden increase in the price of oil;

•	an increase in the level of tensions or an outbreak of hostilities between North Korea and Korea or the United States; and

•	changes in financial regulations in Korea.

Political and social unrest surrounding the impeachment of President Park Geun-hye could adversely affect the Korean economy.

In November 2016, the Korean prosecutor’s office indicted a confidant of President Park Geun-hye who had allegedly used her ties with the President to extort donations from Korean business groups for two non-profit foundations over which she is purported to have substantial influence, as well as a number of current and former presidential aides, on charges of, among others, abuse of power, coercion and leaking classified documents. On November 30, 2016, a special independent prosecutor was appointed to conduct an investigation of the extent of the President’s involvement, and mass weekend rallies were held in Seoul and other cities both to protest against, and to express support for, President Park.

On December 9, 2016, the National Assembly voted in favor of impeaching President Park for a number of alleged constitutional and criminal violations, including violation of the Constitution and abuse of power by allowing her confidant to exert influence on state affairs and allowing senior presidential aides to aid in her extortion from companies. President Park was suspended from power immediately, with the prime minister simultaneously taking over the role of acting President. On March 10, 2017, the Constitutional Court unanimously upheld the parliamentary vote to impeach President Park, triggering her immediate dismissal. A special election to elect a new President is scheduled to be held on May 9, 2017. In connection with its investigation of former President Park, the special independent prosecutor also conducted related investigations of several Korean conglomerates and members of their senior management for bribery, embezzlement and other possible misconduct, which the Korean prosecutor’s office has continued following the end of the special independent prosecutor’s term. There is no assurance that such events will not have a material adverse effect on the Korean economy.

Labor unrest in Korea may adversely affect our operations.

Economic difficulties in Korea or increases in corporate reorganizations and bankruptcies could result in layoffs and higher unemployment. Such developments could lead to social unrest and substantially increase government expenditures for unemployment compensation and other costs for social programs. According to statistics from the Korea National Statistical Office, the unemployment rate increased from 3.5% in 2014 to 3.6% in 2015 and 3.7% in 2016. Future increases in unemployment and any resulting labor unrest could adversely affect our operations, as well as the operations of many of our customers and their ability to repay their loans, and could adversely affect the financial condition of Korean companies in general, depressing the price of their securities. These developments would likely have an adverse effect on our financial condition and results of operations.

Risks relating to our common stock and ADSs

We or our major stockholders may sell shares of our common stock or ADSs in the future, and these and other sales may adversely affect the market price of our common stock and ADSs and may dilute your investment and relative ownership in us.

We have no current plans for any public offerings of our common stock, ADSs or securities exchangeable for or convertible into such securities. However, it is possible that we may decide to offer or sell such securities in the future. In addition, our major stockholder, the Korean National Pension Service, held approximately 9.9% of our total issued common stock as of December 31, 2016, which it may sell at any time.

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

The Korean Commercial Code and our articles of incorporation require us, with some exceptions, to offer stockholders the right to subscribe for new shares of our common stock in proportion to their existing shareholding ratio whenever new shares are issued. If we offer any rights to subscribe for additional shares of our common stock or any rights of any other nature, to the extent practicable, the depositary may make the rights available to holders of our ADSs or dispose of the rights on behalf of such holders and make the net proceeds available to such holders. The depositary, however, is not required to make available to holders any rights to purchase any additional shares of our common stock unless it timely receives evidence satisfactory to it from us that it may lawfully do so and:

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

Our common stock is listed on the KRX KOSPI Market, which has a smaller market capitalization and is more volatile than the securities markets in the United States and many European countries. The market value of ADSs may fluctuate in response to the fluctuation of the trading price of shares of our common stock on the KRX KOSPI Market. The KRX KOSPI Market has experienced substantial fluctuations in the prices and volumes of sales of listed securities and the KRX KOSPI Market has prescribed a fixed range in which share prices are permitted to move on a daily basis. The KOSPI declined from 1,897.1 on December 31, 2007 to 938.8 on October 24, 2008. The KOSPI was 2,149.15 on April 20, 2017. There is no guarantee that the stock prices of Korean companies will not decline again in the future. Like other securities markets, including those in developed markets, the Korean securities market has experienced problems including market manipulation, insider trading and settlement failures. The recurrence of these or similar problems could have a material adverse effect on the market price and liquidity of the securities of Korean companies, including our common stock and ADSs, in both the domestic and the international markets.

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

The purpose of the stock transfer and our establishment as a financial holding company was to reorganize the different businesses of Kookmin Bank and its subsidiaries under a holding company structure, the adoption of which we believed would:

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

Business

We are one of the largest financial holding companies in Korea, in terms of consolidated total assets, and our operations include Kookmin Bank, one of the leading commercial banks in Korea. Our subsidiaries collectively engage in a broad range of businesses, including commercial banking, credit cards, asset management, life insurance, capital markets activities and international banking and finance. As of December 31, 2016, we had consolidated total assets of ￦376 trillion, consolidated total deposits of ￦240 trillion and consolidated total equity of ￦31 trillion.

As part of our commercial banking activities, we provide credit and related financial services to individuals and small- and medium-sized enterprises and, to a lesser extent, to large corporate customers. We also provide a full range of deposit products and related services to both individuals and enterprises of all sizes. We provide these services predominantly through Kookmin Bank.

By their nature, our core consumer and small- and medium-sized enterprise operations place a high premium on customer access and convenience. Our combined banking network of 1,130 branches as of

December 31, 2016, one of the most extensive in Korea, provides a solid foundation for our business and is a major source of our competitive strength. This network provides us with a large, stable and cost effective funding source, enables us to provide our customers convenient access and gives us the ability to provide the customer attention and service essential to conducting our business, particularly in an increasingly competitive environment. Our branch network is further enhanced by automated banking machines and fixed-line, smartphone and Internet banking. As of December 31, 2016, we had a customer base of approximately 33.1 million retail customers, which represented over one-half of the Korean population.

The following table sets forth the principal components of our lending business as of the dates indicated. As of December 31, 2016, retail loans and credit card loans and receivables accounted for 55.5% of our total loan portfolio:

	As of December 31,
	2014			2015			2016
	(in billions of Won, except percentages)
Retail
Mortgage and home equity(1)	￦	86,994	37.2%	￦	87,882	35.5%	￦	93,327	34.9%
Other consumer(2)		32,255	13.8		36,312	14.6		41,629	15.5

Total retail		119,249	51.0		124,194	50.1		134,956	50.4

Credit card		11,632	5.0		12,136	4.9		13,530	5.1
Corporate		100,878	43.1		108,847	44.0		116,271	43.4
Foreign		2,143	0.9		2,410	1.0		3,007	1.1

Total loans	￦	233,902	100.0%	￦	247,587	100.0%	￦	267,764	100.0%

(1)	Includes ￦1,035 billion, ￦1,040 billion and ￦817 billion of overdraft loans secured by real estate in connection with home equity loans as of December 31, 2014, 2015 and 2016, respectively.
(2)	Includes ￦6,941 billion, ￦7,546 billion and ￦7,670 billion of overdraft loans as of December 31, 2014, 2015 and 2016, respectively.

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

The key elements of our strategy are as follows:

Providing comprehensive financial services and maximizing synergies among our subsidiaries through our financial holding company structure

We believe the Korean financial services market has been undergoing and will continue to undergo significant change, resulting from, among other things, fluctuations in the Korean and global economy and the evolving social landscape in Korea, including the acceleration of population aging in Korea, the prevalence of smartphone usage, developments in digital and mobile technologies and the ensuing trend toward high-tech “smart banking” in the banking sector. In the context of such changes, we plan to become a comprehensive financial services provider capable of offering a full range of products and services to our large existing base of retail and corporate customers, as well as a global firm that can effectively compete with leading international financial institutions. To that end, we are continuing to implement specific initiatives including the enhancement of our group-wide integrated customer relationship management system to facilitate the sharing of customer information in accordance with applicable laws and the integration of various customer loyalty programs among our subsidiaries.

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

Identifying, targeting and marketing to attractive customer segments and providing superior customer value and service to such segments

In recent years, rather than focusing on developing products and services to satisfy the overall needs of the general population, we have increasingly targeted specific market segments in Korea that we expect to generate superior growth and profitability. We will continue to implement a targeted marketing approach that seeks to identify the most attractive customer segments and to develop strategies to build market share in those segments. In particular, we intend to increase our “wallet share” of superior existing customers by using our advanced customer relationship management technology to better identify and meet the needs of our most creditworthy and high net worth customers, on whom we intend to concentrate our marketing efforts. For example, as part of this strategy, we operate a “priority customer” program called KB Star Club through four of our subsidiaries, Kookmin Bank, KB Securities, KB Life Insurance and KB Kookmin Card, as well as our affiliate KB Insurance. We select and classify KB Star Club customers based on their transaction history with the five entities and provide such customers with preferential treatment in various areas, including interest rates and transaction fees, depending upon how they are classified. We also provide private banking services, including personal wealth management services through our exclusive brand “Gold & Wise,” to increase our share of the priority customer market and in turn increase our profitability and strengthen our position in retail banking.

We are also focusing on attracting and retaining creditworthy customers by offering more differentiated fee-based products and services that are tailored to meet their specific needs. The development and marketing of our products and services are, in part, driven by customer segmentation to ensure we meet the needs of each customer segment. For instance, we continue to develop hybrid financial products with enhanced features, including various deposit products and investment products, for which consumer demand has increased in recent years. We are also focusing on addressing the needs of our customers by providing the highest-quality products and services and developing an open-architecture strategy, which allows us to sell such products through one of the largest branch networks in Korea. In short, we aim to offer our customers a convenient one-stop financial services destination where they can meet their traditional retail and corporate banking requirements, as well as find a broad array of fee-based products and services tailored to address more specific financial needs, including in investment banking, securities brokerage, insurance and wealth management. We believe such differentiated, comprehensive services and cross-selling will not only enhance customer loyalty but also increase profitability.

One of our key customer-related strategies continues to be creating greater value and better service for our customers. We intend to continue improving our customer service, including through:

•

Improved customer relationship management technology. Management has devoted substantial resources toward development of our customer relationship management system, which is designed to provide our employees with the information needed to continually improve the level of service and incentives offered to our preferred customers. Our integrated customer relationship system allows for better customer management and streamlines our customer reward system. We have also developed state-of-the-art call centers, smartphone applications and online Internet capabilities to provide shorter response times to customers seeking information or to execute transactions. Our goals are to continually focus on improving customer service to satisfy our customer’s needs through continuing efforts to deliver new and improved services and to upgrade our customer relationship management system to provide the best possible service to our customers in the future.

•

Enhanced distribution channels. We also believe we can improve customer retention and usage rates by increasing the range of products and services we offer and by developing a differentiated, multi-channel distribution network, including branches, ATMs, call centers, smartphone banking and Internet banking. We believe that our leading market position in the commercial banking area in Korea gives us a competitive advantage in developing and enhancing our distribution capabilities.

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

Lending Activities

We offer various loan products that target different segments of the population, with features tailored to each segment’s financial profile and other characteristics. The following table sets forth the balances and the percentage of our total retail lending represented by the categories of our retail loans as of the dates indicated:

	As of December 31,
	2014			2015			2016
	(in billions of Won, except percentages)
Retail:
Mortgage and home equity loans	￦	86,994	73.0%	￦	87,882	70.8%	￦	93,327	69.2%
Other consumer loans(1)		32,255	27.0		36,312	29.2		41,629	30.8

Total	￦	119,249	100.0%	￦	124,194	100.0%	￦	134,956	100.0%

(1)	Excludes credit card loans, but includes overdraft loans.

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

Private sector mortgage and home equity lending in Korea has expanded substantially in recent years. We provide customers with a number of mortgage and home equity loan products that have flexible features, including terms, repayment schedules, amounts and eligibility for loans, and we offer interest rates on a commercial basis. The maximum term of mortgage loans is 35 years and the majority of our mortgage loans have long-term maturities, which may be renewed. Non-amortizing home equity loans have an initial maturity of one year, which may be extended on an annual basis for a maximum of five years. Home equity loans subject to amortization of principal may have a maximum term of up to 35 years. As of December 31, 2016, we had ￦31,062 billion of amortizing home equity loans, representing 90.5% of our total home equity loans, and ￦3,250 billion of non-amortizing home equity loans, representing 9.5% of our total home equity loans. Any customer is eligible for a mortgage or an individual home equity loan regardless of whether it participates in one of our housing related savings programs and so long as that customer is not barred by regulation from obtaining a loan because of bad credit history. However, customers with whom we frequently transact business and provide us with significant revenue receive preferential interest rates on loans.

As of December 31, 2016, 63.7% of our mortgage loans were secured by residential property which is the subject of the loan, 23.4% of our mortgage loans were guaranteed by the Housing Finance Credit Guarantee Fund, a government housing-related entity, and the remaining 12.9% of our mortgage loans, contrary to general practices in the United States, were unsecured (although the use of proceeds from these loans is restricted to financing of home purchases and some of these loans are guaranteed by a third party). One reason that a relatively high percentage of our mortgage loans are unsecured is that we, along with other Korean banks, provide advance loans to borrowers for the down payment of new housing (particularly apartments) that is in the process of being built. Once construction is completed, which may take several years, these mortgage loans become secured by the new housing purchased by these borrowers. For the year ended December 31, 2016, the average initial loan-to-value ratio of our mortgage loans, which is a measure of the amount of loan exposure to the appraised value of the security collateralizing the loan, was approximately 52.2%. There are three reasons that our loan-to-value ratio is relatively lower (as is the case with other Korean banks) compared to similar ratios in other countries, such as the United States. The first reason is that housing prices are high in Korea relative to average income, so most people cannot afford to borrow an amount equal to the entire value of their collateral and make interest payments on such an amount. The second reason relates to the “jeonsae” system, through which people provide a key money deposit while residing in the property prior to its purchase. At the time of purchase, most people use the key money deposit as part of their payment and borrow the remaining amount from Korean banks, which results in a loan that will be for an amount smaller than the appraised value of the property for collateral and assessment purposes. The third reason is that Korean banks discount the appraised value of the borrower’s property for collateral and assessment purposes so that a portion of the appraised value is reserved in order to provide recourse to a renter who lives at the borrower’s property. This is in the event that the borrower’s property is seized by a creditor, and the renter is no longer able to reside at that property. See “Item 3.D. Risk Factors—Other risks relating to our business—A decline in the value of the collateral securing our loans and our inability to realize full collateral value may adversely affect our credit portfolio.”

The following table sets forth our unsecured and secured mortgage loans and home equity loans as of December 31, 2014, 2015 and 2016, based on their loan classification categories under IFRS and our internal credit ratings for loans (which are described in Note 4.2.4 of the notes to our consolidated financial statements):

	As of December 31, 2014
	Non-impaired												Impaired						Total
	Not Past Due										Past Due
	Grade 1		Grade 2		Grade 3		Grade 4		Grade 5				Past Due Up to 89 Days		Past Due 90 Days to 179 Days		Past Due 180 Days or More
											(in billions of Won)
Mortgage:
Secured(1)	￦	44,315	￦	3,979	￦	309	￦	94	￦	74	￦	688	￦	61	￦	53	￦	62	￦	49,635
Unsecured		2,338		478		16		7		3		26		4		2		22		2,896
Home Equity:
Secured		31,088		2,412		244		80		77		434		58		34		36		34,463
Unsecured		—		—		—		—		—		—		—		—		—		—

Total	￦	77,741	￦	6,869	￦	569	￦	181	￦	154	￦	1,148	￦	123	￦	89	￦	120	￦	86,994

	As of December 31, 2015
	Non-impaired												Impaired						Total
	Not Past Due										Past Due
	Grade 1		Grade 2		Grade 3		Grade 4		Grade 5				Past Due Up to 89 Days		Past Due 90 Days to 179 Days		Past Due 180 Days or More
											(in billions of Won)
Mortgage:
Secured(1)	￦	45,284	￦	4,935	￦	498	￦	123	￦	91	￦	519	￦	50	￦	43	￦	64	￦	51,607
Unsecured		1,719		370		37		3		3		31		1		1		8		2,173
Home Equity:
Secured		30,882		2,255		387		90		70		317		45		26		30		34,102
Unsecured		—		—		—		—		—		—		—		—		—		—

Total	￦	77,885	￦	7,560	￦	922	￦	216	￦	164	￦	867	￦	96	￦	70	￦	102	￦	87,882

	As of December 31, 2016
	Non-impaired												Impaired						Total
	Not Past Due										Past Due
	Grade 1		Grade 2		Grade 3		Grade 4		Grade 5				Past Due Up to 89 Days		Past Due 90 Days to 179 Days		Past Due 180 Days or More
											(in billions of Won)
Mortgage:
Secured(1)	￦	49,284	￦	7,055	￦	562	￦	121	￦	76	￦	360	￦	59	￦	27	￦	48	￦	57,592
Unsecured		1,040		310		55		2		1		5		1		1		8		1,423
Home Equity:
Secured		30,722		2,654		430		100		68		251		47		14		26		34,312
Unsecured		—		—		—		—		—		—		—		—		—		—

Total	￦	81,046	￦	10,019	￦	1,047	￦	223	￦	145	￦	616	￦	107	￦	42	￦	82	￦	93,327

(1)	Includes advance loans guaranteed by the Housing Finance Credit Guarantee Fund to borrowers for the down payment of new housing that is in the process of being built.

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

As of December 31, 2016, our three-month, six-month and twelve-month base rates were 1.54%, 1.56% and 1.67%, respectively.

As of December 31, 2016, 65.9% of our outstanding mortgage and home equity loans were priced based on a floating rate.

Other Consumer Loans

Other consumer loans are primarily unsecured. However, such loans may be secured by real estate, deposits or securities. As of December 31, 2016, approximately ￦23,754 billion, or 57.1% of our consumer loans (other than mortgage and home equity loans) were unsecured loans (although some of these loans were guaranteed by a third party). Overdraft loans are also classified as other consumer loans, are primarily unsecured and generally have an initial maturity of one year, which is typically extended automatically on an annual basis and may be extended up to a maximum of five years. The amount of overdraft loans as of December 31, 2016 was approximately ￦7,670 billion.

Pricing. The interest rates on our other consumer loans (including overdraft loans) are determined on the same basis as on our mortgage and home equity loans, except that, for unsecured loans, the borrower’s credit score as determined during our loan approval process is also taken into account. See “Item 11. Quantitative and Qualitative Disclosures about Market Risk—Credit Risk Management.”

As of December 31, 2016, 97.8% of our other consumer loans had interest rates that were not fixed but were variable in reference to our base rate, which is based on the Market Opportunity Rate.

Deposit-taking Activities
Due to our extensive nationwide network of branches, together with our long history of development and our resulting know-how and expertise, as of December 31, 2016, we had the largest number of retail customers and retail deposits among Korean commercial banks. The balance of our deposits from retail customers was ￦138,246 billion, ￦146,630 billion and ￦161,232 billion as of December 31, 2014, 2015 and 2016, respectively, which constituted 65.3%, 65.4% and 67.3%, respectively, of the balance of our total deposits.

We offer many deposit products that target different segments of our retail customer base, with features tailored to each segment’s financial profile, characteristics and needs, including:

•

Demand deposits, which either do not accrue interest or accrue interest at a lower rate than time deposits. Demand deposits allow the customer to deposit and withdraw funds at any time and, if they are interest bearing, accrue interest at a variable rate depending on the amount of deposit. Retail and corporate demand deposits constituted 44.3% of our total deposits as of December 31, 2016 and paid average interest of 0.3% for 2016.

•

Time deposits, which generally require the customer to maintain a deposit for a fixed term, during which the deposit accrues interest at a fixed rate or a variable rate based on the KOSPI, or to deposit specified amounts on an installment basis. If the amount of the deposit is withdrawn prior to the end of the fixed term, the customer will be paid a lower interest rate than that originally offered. The term for time deposits typically ranges from one month to three years, and the term for installment savings deposits ranges from six months to five years. Retail and corporate time deposits constituted 48.8% of our total deposits as of December 31, 2016 and paid average interest of 1.69% for 2016. Most installment savings deposits offer fixed interest rates.

•

Certificates of deposit, the maturities of which typically range from 30 days to 730 days with a required minimum deposit of ￦10 million. Interest rates on certificates of deposit are determined based on the length of the deposit and prevailing market rates. Our certificates of deposit are sold at a discount to their face value, reflecting the interest payable on the certificates of deposit.

•

Foreign currency deposits, which are available to Korean and foreign residents, non-residents and overseas immigrants. We offer foreign currency demand deposits and time deposits as well as checking accounts in 11 currencies. Foreign currency demand deposits, which accrue interest at a variable rate, allow customers to deposit and withdraw funds at any time. Foreign currency time deposits generally require customers to maintain the deposit for a fixed term, during which the deposit accrues interest at a fixed rate. If the funds in a foreign currency time deposit are withdrawn prior to the end of the fixed term, the customer will be paid a lower interest rate than that originally offered.

We offer varying interest rates on our deposit products depending upon average funding costs, the rate of return on our interest earning assets and the interest rates offered by other commercial banks.

We also offer comprehensive savings deposits for housing subscription, which are monthly installment savings deposits that provide the holder with preferential rights to subscribe for both public and private housing under the Housing Act. This law is the basic law setting forth various measures supporting the purchase of houses and the supply of such houses by construction companies. These deposits require monthly installments of ￦20,000 to ￦500,000 and accrue interest at variable rates depending on the term. An eligible account holder with ￦70 million or less in annual income may also claim a tax deduction for 40% of its annual installment amounts, subject to a maximum deductible amount, in its income tax return for the year under the Restriction of Special Taxation Act.

In 2002, after significant research and planning, we launched private banking operations at Kookmin Bank’s headquarters. Shortly thereafter, we launched a comprehensive strategy with respect to customers with higher net worth, which included staffing appropriate representatives, marketing aggressively, establishing IT systems, selecting appropriate branch locations and readying such branches with the necessary facilities to service such customers. As of December 31, 2016, we operated 21 private banking centers through Kookmin Bank.

The Monetary Policy Committee of the Bank of Korea, or the Monetary Policy Committee, imposes a reserve requirement on Won currency deposits of commercial banks based generally on the type of deposit instrument. The reserve requirement is currently up to 7%. See “—Supervision and Regulation—Principal Regulations Applicable to Banks—Liquidity.”

The Depositor Protection Act provides for a deposit insurance system where the Korea Deposit Insurance Corporation guarantees to depositors the repayment of their eligible bank deposits. The deposit insurance system insures up to a total of ￦50 million per depositor per bank. See “—Supervision and Regulation—Principal Regulations Applicable to Banks—Deposit Insurance System.” We paid ￦362 billion of premium for 2016.

Credit Cards

Credit cards are another of our core retail products. We issue most of our credit cards under the “KB Kookmin Card” brand. Our credit card business is operated by our subsidiary, KB Kookmin Card Co., Ltd.

The following table sets forth certain data relating to our credit card operations, on a non-consolidated basis, as of the dates and for the periods indicated:

	As of and for the Year Ended December 31,
	2014		2015		2016
	(in billions of Won, except number of holders, accounts and percentages)
Number of credit cardholders (at year end) (thousands)
General accounts		8,487		8,797		8,896
Corporate accounts		416		436		484

Total		8,903		9,233		9,380

Number of merchants (at year end) (thousands)		2,178		2,279		2,414
Active ratio (at year end)(1)		87.7%		87.2%		88.4%
Credit card fees
Merchant fees(2)	￦	1,503	￦	1,589	￦	1,633
Installment and cash advance fees		475		405		380
Annual membership fees		63		86		105
Other fees		493		604		664

Total	￦	2,534	￦	2,684	￦	2,782

Charge volume(3)
General purchase	￦	45,295	￦	47,894	￦	51,876
Installment purchase		10,861		11,778		13,134
Cash advance		9,535		8,777		8,619
Card loan(4)		4,227		5,201		6,060

Total	￦	69,918	￦	73,650	￦	79,689

Outstanding balance (at year end)
General purchase	￦	4,496	￦	4,556	￦	4,747
Installment purchase		2,786		2,865		3,349
Cash advance		1,323		1,210		1,178
Card loan(4)		3,046		3,528		4,287

Total	￦	11,651	￦	12,159	￦	13,561

Average outstanding balances
General purchase	￦	4,533	￦	4,565	￦	4,749
Installment purchase		2,528		2,802		3,060
Cash advance		1,390		1,226		1,177
Card loan(4)		2,869		3,323		3,855

Total	￦	11,320	￦	11,916	￦	12,841

Delinquency ratios (at year end)(5)
From 1 month to 3 months		0.64%		0.61%		0.60%
From 3 months to 6 months		0.77		0.47		0.57
Over 6 months		0.08		0.07		0.04

Total		1.48%		1.15%		1.21%

Non-performing loan ratio		0.85%		0.58%		0.60%
Write-offs (gross)	￦	427	￦	377	￦	357
Recoveries(6)		131		138		134

Net write-offs	￦	296	￦	239	￦	223

Gross write-off ratio(7)		3.77%		3.16%		2.78%
Net write-off ratio(8)		2.61%		2.00%		1.74%

(1)	The active ratio represents the ratio of accounts used at least once within the last six months to total accounts as of year end.
(2)

Merchant fees consist of maintenance fees and costs associated with prepayment by us (on behalf of customers) of sales proceeds to merchants, processing fees relating to sales and membership applications, costs relating to the management of delinquencies and recoveries, provision for loan losses, general variable expenses and other fixed costs that are charged to our member merchants. We typically charge our member merchants fees that range from 1.5% to 2.5%.
(3)	Represents the aggregate cumulative amount charged during the year.
(4)

Card loans consist of loans that are provided on an unsecured basis to cardholders upon prior agreement. Payment on such a loan can be due either in one payment or in installments after a fixed period, in the case of principal payments, and will be due in installments, in the case of interest payments.

(5)

Represents ratio of credit card balances overdue by one month or more to outstanding balance. In line with industry practice, we have restructured a portion of delinquent credit card account balances as loans. As of December 31, 2014, 2015 and 2016, these restructured loans amounted to ￦45 billion, ￦36 billion and ￦43 billion, respectively. Because these restructured loans are not treated as being delinquent at the time of conversion or for a period of time thereafter, our delinquency ratios may not fully reflect all delinquent amounts relating to our outstanding balances.

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

As of December 31, 2016, we had approximately 9.4 million credit cardholders. Of the credit cards outstanding, approximately 88.4% were active, meaning that they had been used at least once during the previous six months.

Our card revenues consist principally of cash advance fees, merchant fees, credit card installment fees, interest income from credit card loans, annual fees paid by cardholders, interest and fees on late payments and, with respect to revolving payment plans we offer, interest and fees relating to revolving balances. We generate other fees through a processing charge on merchants, which typically ranges from 1.5% to 2.5%.

Under non-exclusive license agreements with overseas financial services corporations, we also issue MasterCard, Visa, American Express, JCB and China UnionPay credit cards.

We issue debit cards and charge merchants commissions that range from 1.0% to 2.0% of the amounts purchased using a debit card. We also issue “check cards,” which are similar to debit cards except that “check cards” are accepted by all merchants that accept credit cards, and charge merchants commissions that typically range from 0.5% to 1.7%. Much like debit cards, check card purchases are also debited directly from customers’ accounts with us.

Corporate Banking

We lend to and take deposits from small- and medium-sized enterprises and, to a lesser extent, large corporate customers. We had over 260,000 small- and medium-sized enterprise borrowers and 1,760 large corporate borrowers for Won-currency loans as of December 31, 2016. For 2016, we received fee revenue from cash management services offered to corporate customers, which include “firm-banking” services such as inter-account transfers, transfers of funds from various branches and agencies of a company (such as insurance premium payments) to the account of the headquarters of such company and transfers of funds from various customers of a company to the main account of such company, in the amount of ￦132 billion. Of our branch network as of December 31, 2016, we had four branches that primarily handled large corporate banking.

The following table sets forth the balances and the percentage of our total corporate lending represented by our small- and medium-sized enterprise business loans and our large corporate business loans as of the dates indicated, estimated based on our internal classifications of corporate borrowers:

	As of December 31,
	2014			2015			2016
	(in billions of Won, except percentages)
Corporate:
Small- and medium-sized enterprise loans	￦	71,960	71.3%	￦	78,665	72.3%	￦	86,065	74.0%
Large corporate loans		28,918	28.7		30,182	27.7		30,206	26.0

Total	￦	100,878	100.0%	￦	108,847	100.0%	￦	116,271	100.0%

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

The total amount of deposits from our corporate customers amounted to ￦74,166 billion as of December 31, 2016, or 30.9% of our total deposits.

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

We use the term “small- and medium-sized enterprises” as defined in the Framework Act on Small and Medium Enterprises and related regulations. Under the amended Framework Act on Small and Medium Enterprises, which became effective on April 27, 2016, and related regulations, an enterprise must meet each of the following criteria in order to meet the definition of a small- and medium-sized enterprise: (i) total assets at the end of the immediately preceding fiscal year must be less than ￦500 billion, (ii) the average or annual sales revenue standards as prescribed by the Enforcement Decree of the Framework Act on Small and Medium Enterprises that are applicable to the enterprise’s primary business must be met and (iii) the standards of management independence as prescribed by the Enforcement Decree of the Framework Act on Small and Medium Enterprises must be met. However, even if an enterprise that qualified as a small- and medium-sized enterprise under the Framework Act on Small and Medium Enterprises prior to the amendment thereof no longer meets the definition due to such amendments, such enterprise will continue to be deemed a small- and medium-sized enterprise until March 31, 2018. Further, certified social enterprises (as defined in the Social Enterprise Promotion Act of Korea), as well as cooperatives or federations of cooperatives (as defined in the Framework Act on Cooperatives) that satisfy the requirements prescribed by the Framework Act on Small and Medium Enterprises, may also qualify as small- and medium-sized enterprises.

Lending Activities

Our principal loan products for our small- and medium-sized enterprise customers are working capital loans and facilities loans. Working capital loans are provided to finance working capital requirements and include notes discounted and trade financing. Facilities loans are provided to finance the purchase of equipment and the establishment of manufacturing assembly plants. As of December 31, 2016, working capital loans and facilities loans accounted for 51.6% and 48.4%, respectively, of our total small- and medium-sized enterprise loans. As of December 31, 2016, we had over 260,000 small- and medium-sized enterprise customers on the lending side.

Loans to small- and medium-sized enterprises may be secured by real estate or deposits or may be unsecured. As of December 31, 2016, secured loans and guaranteed loans accounted for, in the aggregate, 87.9% of our small- and medium-sized enterprise loans. Among the secured loans, 95.9% were secured by real estate and 4.1% were secured by deposits or securities. Working capital loans generally have a maturity of one year, but may be extended for additional terms of up to one year in length for an aggregate term of five years. Facilities loans have a maximum maturity of 15 years.

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

Pricing

We establish the price for our corporate loan products based principally on transaction risk, our cost of funding and market considerations. Transaction risk is measured by such factors as the credit rating assigned to a particular borrower, the size of the borrower and the value and type of collateral. Our loans are priced based on the Market Opportunity Rate system, which is a periodic floating rate system that takes into account the current market interest rate. As of December 31, 2016, the Market Opportunity Rate was 1.54% for three months, 1.56% for six months and 1.67% for one year.

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

Lending Activities

Our principal loan products for our large corporate customers are working capital loans and facilities loans. As of December 31, 2016, working capital loans and facilities loans accounted for 76.5% and 23.5%, respectively, of our total large corporate loans. We also offer mortgage loans to large corporate clients who build or sell single- or multi-family housing units, as described above under “—Small- and Medium-sized Enterprise Banking—Lending Activities.”

As of December 31, 2016, secured loans and guaranteed loans accounted for, in the aggregate, 21.3% of our large corporate loans. Among the secured loans, 71.6% were secured by real estate and 28.4% were secured by deposits or securities. Working capital loans generally have a maturity of one year, but may be extended for additional terms ranging from three months to one year in length for an aggregate term of five years. Facilities loans have a maximum maturity of 15 years.

In our unsecured lending to large corporate customers, a critical consideration in our policy regarding the extension of such unsecured loans is the borrower’s creditworthiness. We assign each borrower a credit rating based on the judgment of our experts or scores calculated using the appropriate credit rating system, taking into account both financial factors and non-financial factors (such as our perception of a borrower’s reliability, management and operational risk and risk relating to the borrower’s industry). The credit ratings, along with such factors, are key determinants in our lending to large corporate customers. Large corporate customers generally have higher credit ratings due to their higher repayment capability compared to other types of borrowers, such as small- and medium-sized enterprise borrowers. In addition, large corporate borrowers generally are affected to a lesser extent than small- and medium-sized enterprise borrowers by fluctuations in the Korean economy and also maintain more sophisticated financial records. As of December 31, 2016, 79.2% of our large corporate customers had credit ratings or BBB- or above according to the internal credit rating system of Kookmin Bank, compared to 63.2% of our small- and medium-sized enterprise customers. A credit rating of BBB- is assigned to customers whose ability to repay the principal and interest on their outstanding loans is determined by us to be generally satisfactory but nonetheless subject to adverse effects under unfavorable economic conditions or during downturns in the business environment. Based on our internal analysis of historical data, we believe that the probability of default for loans extended to large corporate customers with a credit rating of BBB- or above is between 0.00% and 2.26%.

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

As of December 31, 2016, in terms of our outstanding loan balance, 33.1% was extended to borrowers in the manufacturing industry, 28.8% of our large corporate loans was extended to borrowers in the financial institutions industry, and 20.8% was extended to borrowers in the service industry.

Pricing

We determine pricing of our large corporate loans in the same way as we determine the pricing of our small- and medium-sized enterprise loans. See “—Small- and Medium-sized Enterprise Banking—Pricing” above. As of December 31, 2016, the Market Opportunity Rate, which is utilized in pricing loans offered by us, was the same for our large corporate loans as for our small- and medium-sized enterprise loans.

Capital Markets Activities and International Banking/Finance

Through our capital markets operations, we invest and trade in debt and equity securities and, to a lesser extent, engage in derivatives and asset securitization transactions and make call loans. We also provide investment banking and securities brokerage services.

Securities Investment and Trading

We invest in and trade securities for our own account in order to maintain adequate sources of liquidity and to generate interest and dividend income and capital gains. As of December 31, 2014, 2015 and 2016, our investment portfolio, which consists primarily of held-to-maturity financial assets and available-for-sale financial assets, and our trading portfolio had a combined total carrying amount of ￦46,389 billion, ￦52,049 billion and ￦74,777 billion and represented 15.0%, 15.8% and 19.9% of our total assets, respectively.

Our trading and investment portfolios consist primarily of Korean treasury securities and debt securities issued by Korean government agencies, local governments or certain government-invested enterprises and debt securities issued by financial institutions. As of December 31, 2014, 2015 and 2016, we held debt securities with a total carrying amount of ￦41,642 billion, ￦45,230 billion and ￦61,942 billion, respectively, of which:

•	held-to-maturity debt securities accounted for ￦12,569 billion, ￦14,150 billion and ￦11,178 billion, or 30.2%, 31.3% and 18.0%, respectively;

•	available-for-sale debt securities accounted for ￦19,360 billion, ￦21,611 billion and ￦27,445 billion, or 46.5%, 47.8% and 44.4%, respectively; and

•	debt securities at fair value through profit or loss accounted for ￦9,713 billion, ￦9,469 billion and ￦23,319 billion, or 23.3%, 20.9% and 37.6%, respectively.

Of these amounts, debt securities issued by the Korean government and government agencies as of December 31, 2014, 2015 and 2016 amounted to:

•	￦3,557 billion, ￦2,592 billion and ￦2,218 billion, or 28.3%, 18.3% and 19.8%, respectively, of our held-to-maturity debt securities;

•	￦4,702 billion, ￦3,757 billion and ￦7,111 billion, or 24.3%, 17.4% and 25.9%, respectively, of our available-for-sale debt securities; and

•	￦3,067 billion, ￦2,510 billion and ￦5,390 billion, or 31.6%, 26.5% and 23.1%, respectively, of our debt securities at fair value through profit or loss.

From time to time we also purchase equity securities for our securities portfolios. Our equity securities consist primarily of marketable beneficiary certificates and equities listed on the KRX KOSPI Market, the KRX KOSDAQ Market or the KRX KONEX Market. As of December 31, 2014, 2015 and 2016:

•

equity securities in our available-for-sale portfolio had a carrying amount of ￦3,032 billion, ￦3,377 billion and ￦6,525 billion, or 13.5%, 13.5% and 19.2%, respectively, of our available-for-sale portfolio; and

•	equity securities in our trading portfolio had a carrying amount of ￦492 billion, ￦838 billion and ￦3,107 billion, or 4.6%, 7.5% and 11.1%, respectively, of our debt and equity trading portfolio.

Our trading portfolio also includes derivative-linked securities, the underlying assets of which were linked to, among other things, interest rates, exchange rates, stock price indices or credit risks. As of December 31, 2014, 2015 and 2016, derivative-linked securities in our trading portfolio had a carrying amount of ￦502 billion, ￦798 billion and ￦1,362 billion, or 4.7%, 7.1% and 4.9% of our trading portfolio, respectively. See “—Derivatives Trading.”

The following tables show, as of the dates indicated, the gross unrealized gains and losses on available-for-sale and held-to-maturity financial assets within our investment portfolio, and the amortized cost and fair value of the portfolio by type of financial asset:

	As of December 31, 2014
	Amortized Cost		Gross Unrealized Gain		Gross Unrealized Loss		Fair Value
	(in billions of Won)
Available-for-sale financial assets:
Debt securities
Korean treasury securities and government agencies	￦	4,651	￦	54	￦	3	￦	4,702
Financial institutions(1)		6,944		38		1		6,981
Corporate(2)		6,031		90		1		6,120
Asset-backed securities(3)		1,210		4		3		1,211
Others		342		4		—		346

Subtotal		19,178		190		8		19,360
Equity securities		1,561		1,471		—		3,032

Total available-for-sale financial assets	￦	20,739	￦	1,661	￦	8	￦	22,392

Held-to-maturity financial assets:
Korean treasury securities and government agencies	￦	3,557	￦	215	￦	—	￦	3,772
Financial institutions(4)		1,262		18		—		1,280
Corporate(5)		7,278		247		—		7,525
Asset-backed securities(6)		472		2		—		474

Total held-to-maturity financial assets	￦	12,569	￦	482	￦	—	￦	13,051

	As of December 31, 2015
	Amortized Cost		Gross Unrealized Gain		Gross Unrealized Loss		Fair Value
	(in billions of Won)
Available-for-sale financial assets:
Debt securities
Korean treasury securities and government agencies	￦	3,728	￦	34	￦	5	￦	3,757
Financial institutions(1)		7,211		34		4		7,241
Corporate(2)		4,918		65		3		4,980
Asset-backed securities(3)		5,201		21		6		5,216
Others		416		2		1		417

Subtotal		21,474		156		19		21,611
Equity securities		1,992		1,401		16		3,377

Total available-for-sale financial assets	￦	23,466	￦	1,557	￦	35	￦	24,988

Held-to-maturity financial assets:
Korean treasury securities and government agencies	￦	2,592	￦	115	￦	—	￦	2,707
Financial institutions(4)		1,864		21		—		1,885
Corporate(5)		5,530		176		—		5,706
Asset-backed securities(6)		4,164		44		—		4,208

Total held-to-maturity financial assets	￦	14,150	￦	356	￦	—	￦	14,506

	As of December 31, 2016
	Amortized Cost		Gross Unrealized Gain		Gross Unrealized Loss		Fair Value
	(in billions of Won)
Available-for-sale financial assets:
Debt securities
Korean treasury securities and government agencies	￦	7,213	￦	10	￦	112	￦	7,111
Financial institutions(1)		11,189		10		27		11,172
Corporate(2)		5,891		38		25		5,904
Asset-backed securities(3)		2,717		18		5		2,730
Others		558		5		35		528

Subtotal		27,568		81		204		27,445
Equity securities		5,343		1,223		41		6,525

Total available-for-sale financial assets	￦	32,911	￦	1,304	￦	245	￦	33,970

Held-to-maturity financial assets:
Korean treasury securities and government agencies	￦	2,218	￦	113	￦	—	￦	2,331
Financial institutions(4)		1,869		—		44		1,825
Corporate(5)		3,488		114		—		3,602
Asset-backed securities(6)		3,603		40		—		3,643

Total held-to-maturity financial assets	￦	11,178	￦	267	￦	44	￦	11,401

(1)

Includes debt securities issued by the Korea Housing Finance Corporation, the Bank of Korea, Korea Development Bank and Industrial Bank of Korea in the aggregate amount of ￦4,340 billion as of December 31, 2014, ￦4,516 billion as of December 31, 2015 and ￦6,749 billion as of December 31, 2016. These financial institutions are owned or controlled by the Korean government.

(2)

Includes debt securities issued by Korea Housing Finance Corporation, Korea Development Bank, Korea Land & Housing Corporation and Korea Deposit Insurance Corporation in the aggregate amount of ￦2,104 billion as of December 31, 2014, ￦1,208 billion as of December 31, 2015 and ￦1,490 billion as of December 31, 2016. These entities are owned or controlled by the Korean government.

(3)

Includes mortgage-backed securities issued by Korea Housing Finance Corporation, which have residential mortgage loans as underlying assets, in the amount of ￦1,198 billion as of December 31, 2014, ￦5,181 billion as of December 31, 2015 and ￦2,730 billion as of December 31, 2016. Korea Housing Finance Corporation is controlled by the Korean government.

(4)

Includes debt securities issued by Korea Development Bank and Industrial Bank of Korea in the aggregate amount of ￦794 billion as of December 31, 2014, ￦1,057 billion as of December 31, 2015 and ￦328 billion as of December 31, 2016. These financial institutions are owned or controlled by the Korean government.

(5)

Includes debt securities issued by Korea Land & Housing Corporation and Korea Deposit Insurance Corporation in the aggregate amount of ￦2,989 billion as of December 31, 2014, ￦1,770 billion as of December 31, 2015 and ￦1,169 billion as of December 31, 2016. These entities are owned or controlled by the Korean government.

(6)

Includes mortgage-backed securities issued by Korea Housing Finance Corporation, which have residential mortgage loans as underlying assets, in the amount of ￦472 billion as of December 31, 2014, ￦4,144 billion as of December 31, 2015 and ￦3,583 billion as of December 31, 2016. Korea Housing Finance Corporation is controlled by the Korean government.

Derivatives Trading

We engage in derivatives trading, including on behalf of our customers. Our trading volume increased from ￦154,872 billion in 2014 to ￦163,030 billion in 2015 and ￦264,110 billion in 2016. Our net trading revenue (expense) from derivatives for the year ended December 31, 2014, 2015 and 2016 was ￦98 billion, ￦(11) billion and ￦173 billion, respectively.

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

The following shows the estimated fair value of our derivatives as of December 31, 2014, 2015 and 2016:

	As of December 31,
	2014				2015				2016
	Estimated Fair Value Assets		Estimated Fair Value Liabilities		Estimated Fair Value Assets		Estimated Fair Value Liabilities		Estimated Fair Value Assets		Estimated Fair Value Liabilities
	(in billions of Won)
Foreign exchange derivatives(1)	￦	762	￦	668	￦	1,131	￦	1,103	￦	2,139	￦	2,148
Interest rate derivatives(1)		1,120		1,103		1,076		1,061		793		911
Equity derivatives		62		15		46		140		375		687
Credit derivatives		—		—		13		13		55		50
Commodity derivatives		—		—		1		—		1		5
Others(1)		24		11		11		9		18		6

Total	￦	1,968	￦	1,797	￦	2,278	￦	2,326	￦	3,381	￦	3,807

(1)	Includes those for trading purposes and hedging purposes.

The following table shows certain information related to our derivatives designated as fair value hedges for the years ended December 31, 2014, 2015 and 2016:

	Year Ended December 31,
	2014						2015						2016
	Derivatives		Hedged Items		Hedge Ineffectiveness		Derivatives		Hedged Items		Hedge Ineffectiveness		Derivatives		Hedged Items		Hedge Ineffectiveness
	(in billions of Won)
Foreign exchange derivatives(1)	￦	(29)	￦	46	￦	17	￦	(8)	￦	8	￦	—	￦	(27)	￦	28	￦	1
Interest rate derivatives		(4)		13		9		(42)		43		1		(63)		64		1
Other derivatives		7		(7)		—		3		(3)		—		1		(1)		—

Total	￦	(26)	￦	52	￦	26	￦	(47)	￦	48	￦	1	￦	(89)	￦	91	￦	2

(1)	Amounts for 2016 include ￦19 billion of offsetting profit and loss relating to non-derivative financial instruments designated as hedging instruments, which did not result in hedge ineffectiveness.

The following table shows certain information related to our derivatives designated as cash flow hedges for the years ended December 31, 2014, 2015 and 2016:

	Year Ended December 31,
	2014						2015						2016
	Derivatives		Effective Portion		Ineffective Portion		Derivatives		Effective Portion		Ineffective Portion		Derivatives		Effective Portion		Ineffective Portion
	(in billions of Won)
Foreign exchange derivatives	￦	3	￦	4	￦	(1)	￦	21	￦	21	￦	—	￦	9	￦	9	￦	—
Interest rate derivatives		(11)		(11)		—		3		2		1		8		7		1

Total	￦	(8)	￦	(7)	￦	(1)	￦	24	￦	23	￦	1	￦	17	￦	16	￦	1

Asset Securitization Transactions

We are active in the Korean asset-backed securities market. Based on our diverse experience with respect to product development and management capabilities relating to asset securitization, we offer customers a wide range of financial products and participate in various asset securitization transactions, including through our subsidiary KB Securities, to reinforce our position as a leading financial services provider with respect to the asset securitization market. We were involved in asset securitization transactions with an initial aggregate issue amount of ￦8,208 billion in 2014, ￦10,711 billion in 2015 and ￦8,867 billion in 2016 (excluding such amount of Hyundai Securities for the period before it became our consolidated subsidiary), most of which were public offerings of asset-backed securities.

Call Loans

We make call loans and borrow call money in the short-term money market. Call loans are defined as short-term lending among banks and financial institutions either in Won or in foreign currencies with maturities of 90 days or less. Typically, call loans have maturities of one day. As of December 31, 2016, we had made call loans of ￦2,052 billion and borrowed call money of ￦2,940 billion, compared to ￦2,620 billion and ￦2,091 billion, respectively, as of December 31, 2015 and ￦2,032 billion and ￦2,882 billion, respectively, as of December 31, 2014.

Investment Banking

We have focused on selectively expanding our investment banking activities in order to increase our fee income and diversify our revenue base. We provide investment banking services primarily through KB Securities and Kookmin Bank. Our principal investment banking services include:

•	securities underwriting;

•	financing and financial advisory services for mergers and acquisitions;

•	project finance and financial advisory services for social overhead capital projects such as highway, port, power, water and sewage projects;

•	financing and financial advisory services for real estate development projects; and

•	structured finance.

In May 2016, we acquired 22.56% of the outstanding shares of Hyundai Securities Co., Ltd., a publicly listed Korean securities firm, and further increased our shareholding in Hyundai Securities to 29.62% in June 2016 by acquiring treasury shares of Hyundai Securities. In October 2016, we increased our shareholding in Hyundai Securities to 100% by effecting a comprehensive stock swap of the outstanding shares of Hyundai Securities for newly issued shares of our company, as a result of which Hyundai Securities became a consolidated subsidiary. Following such transaction, we merged our existing subsidiary, KB Investment & Securities, with and into Hyundai Securities in December 2016 and changed the name of the surviving entity to KB Securities. Through the acquisition of Hyundai Securities and the creation of an integrated securities firm, we sought to strengthen our investment banking and securities brokerage capabilities, as well as to achieve economies of scale.

In 2016, we generated investment banking revenues (excluding such revenues of Hyundai Securities for the period before it became our consolidated subsidiary) of ￦282 billion, consisting of ￦59 billion of interest income, ￦207 billion of fee income and ￦16 billion of other income.

Securities Brokerage

We provide securities brokerage services through KB Securities. Our activities include provision of brokerage services to our retail and corporate customers relating to a wide range of investment products, including stocks, investment company products, futures, options, equity- and derivative-linked securities and debt instruments, as well as provision of prime brokerage services to hedge funds. In addition, we offer self-directed brokerage services through KB Securities’ online and smartphone brokerage platforms.

As of December 31, 2016, KB Securities operated a brokerage network consisting of 112 branches (including 24 wealth management centers) in Korea. In 2016, KB Securities generated commission income of ￦100 billion (excluding commission income of Hyundai Securities for the period before it became our consolidated subsidiary) through its securities brokerage activities.

International Banking and Finance

We engage in various international banking and finance activities, including foreign exchange services and derivatives dealing, import and export-related services, offshore lending, syndicated loans and foreign currency securities investment. These services are provided primarily to our domestic customers and overseas subsidiaries and affiliates of Korean corporations. We also raise foreign currency funds through our international banking and finance operations.

The table below sets forth certain information regarding our foreign currency assets and borrowings:

	As of December 31,
	2014		2015		2016
	(in millions of US$)
Total foreign currency assets	US$	15,171	US$	18,249	US$	20,256
Foreign currency borrowings:
Debts		6,531		6,101		6,355
Debentures		2,949		3,535		3,182

Total borrowings	US$	9,480	US$	9,636	US$	9,537

The table below sets forth our overseas subsidiaries, branches and representative offices in operation as of December 31, 2016:

Business Unit(1)	Location
Subsidiaries
Kookmin Bank Cambodia PLC	Cambodia
Kookmin Bank (China) Ltd.	China
Kookmin Bank Hong Kong Ltd.	Hong Kong
Kookmin Bank International Ltd.	United Kingdom
KBFG Securities America Inc.	United States
KB Securities Hong Kong Ltd.	Hong Kong
KB Asset Management Singapore Pte. Ltd.	Singapore
Hyundai Able Investments Pte. Ltd.	Singapore
Branches
Kookmin Bank (China) Ltd., Beijing Branch	China
Kookmin Bank (China) Ltd., Guangzhou Branch	China
Kookmin Bank (China) Ltd., Harbin Branch	China
Kookmin Bank (China) Ltd., Shanghai Branch	China
Kookmin Bank (China) Ltd., Suzhou Branch	China
Kookmin Bank, Tokyo Branch	Japan
Kookmin Bank, Auckland Branch	New Zealand
Kookmin Bank, New York Branch	United States
Kookmin Bank, Ho Chi Minh City Branch	Vietnam
Kookmin Bank Cambodia PLC, Toul Kork Branch	Cambodia
Representative Offices
Kookmin Bank, Gurgaon Representative Office	India
Kookmin Bank, Yangon Representative Office	Myanmar
Kookmin Bank, Hanoi Representative Office	Vietnam
Hyundai Securities Shanghai Representative Office	China

(1)	Does not include subsidiaries and branches in liquidation or dissolution.

Our overseas branches and subsidiaries principally provide Korean companies and nationals in overseas markets with trade financing, local currency funding and foreign exchange services, in conjunction with the operations of our headquarters.

In March 2008, we entered into agreements to acquire shares of JSC Bank CenterCredit, a Kazakhstan bank, and acquired an initial equity stake of 29,972,840 common shares (equal to 23.0% of the then-outstanding voting shares) for approximately ￦528 billion in August 2008. Pursuant to the terms of such agreements, we acquired an aggregate of 14,163,836 additional common shares of JSC Bank CenterCredit in November and December 2008. In addition, in September 2009, we entered into agreements with International Finance

Corporation and certain shareholders of JSC Bank CenterCredit pursuant to which we acquired 3,886,574 additional common shares and 36,561,465 non-voting convertible preferred shares of JSC Bank CenterCredit in January and February 2010. As of December 31, 2016, we held 29.6% of the outstanding common shares of JSC Bank CenterCredit, which was accounted for under the equity method. In April 2017, we sold all of the common shares and non-voting convertible preferred shares of JSC Bank CenterCredit held by us to a consortium led by Tsesnabank of Kazakhstan.

In May 2009, we acquired 132,600 common shares of Khmer Union Bank, a Cambodian bank, for approximately ￦10 billion. As a result, we acquired 51% of the voting rights in Khmer Union Bank, which was renamed Kookmin Bank Cambodia PLC. In December 2010, July 2012 and June 2013, we acquired an additional 37,602 common shares, 125,592 common shares and 24,206 common shares of Kookmin Bank Cambodia PLC, respectively. As of December 31, 2016, we held 100.0% of the outstanding common shares of Kookmin Bank Cambodia PLC.

Trustee and Custodian Services Relating to Investment Trusts and Other Functions

We act as a trustee for 69 financial investment companies with a collective investment license, which invest in investment assets using funds raised by the sale of beneficiary certificates of investment trusts to investors. We also act as custodian for 153 financial institutions and as fund administrator for 51 financial institutions with respect to various investments, as well as acting as settlement agent in connection with such services. We receive a fee for acting in these capacities and generally perform the following functions:

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

For the year ended December 31, 2016, our fee income from our trustee and custodian services was ￦25 billion and revenue collected as a result of administration of the underlying investments was ￦8 billion.

Other Businesses

Trust Account Management Services

Money Trust Management Services

We provide trust account management services for both specified money trusts and unspecified money trusts. We receive fees for our trust account management services consisting of basic fees that are based upon a percentage of either the net asset value of the assets or the principal under management and, for certain types of trust account operations, performance fees that are based upon the performance of the trust account operations. In 2016, our basic fees ranged from 0.1% to 2.0% of total assets under management depending on the type of trust account. We also charge performance fees with respect to certain types of trust account products. We receive penalty payments when customers terminate their trust accounts prior to the original contract maturity.

We currently provide trust account management services for 20 types of money trusts. The money trusts we manage are generally trusts with a fixed maturity. Approximately 4.8% of our money trusts also provide periodic payments of dividends which are added to the assets held in such trusts and not distributed.

Under Korean law, the assets of our trust accounts are segregated from our banking account assets and are not available to satisfy the claims of any of our potential creditors. We are, however, permitted to deposit surplus funds generated by trust assets into our banking accounts in certain circumstances as set forth under the Financial Investment Services and Capital Markets Act and the regulations thereunder.

As of December 31, 2016, the total balance of our money trusts was ￦39,907 billion (as calculated in accordance with Statement of Korea Accounting Standard No. 5004, Trust Accounts, and the Enforcement Regulations of Financial Investment Services under the Financial Investment Services and Capital Markets Act, which we refer to as an “SKAS basis”). As for unspecified money trust accounts, we have investment discretion over all money trusts, which are pooled and managed jointly for each type of trust account. Specified money trust accounts are established on behalf of individual customers who direct our investment of trust assets.

The following table shows the balances of our money trusts by type as of the dates indicated. Under IFRS, we consolidate trust accounts for which we guarantee both the repayment of the principal amount and a fixed rate of interest as well as trust accounts for which we guarantee only the repayment of the principal amount.

	As of December 31,
	2014		2015		2016
	(in billions of Won)
Principal and interest guaranteed trusts(1)	￦	0.2	￦	0.2	￦	0.2
Principal guaranteed trusts(1)		3,187		3,324		3,532
Performance trusts(1)(2)		25,854		31,499		36,375

Total	￦	29,041	￦	34,823	￦	39,907

(1)	Calculated on an SKAS basis.
(2)	Trusts which are primarily non-guaranteed.

The balance of our money trusts increased 37.4% between December 31, 2014 and December 31, 2016. As of December 31, 2016, the trust assets we managed consisted principally of securities investments and loans from the trust accounts. As of December 31, 2016, on an SKAS basis, our trust accounts had invested in securities in the aggregate amount of ￦21,908 billion, of which ￦18,889 billion was debt securities and derivative-linked securities. Securities investments consist of government-related debt securities, corporate debt securities, including bonds and commercial paper, equity securities, derivative-linked securities and other securities. Loans made by our trust account operations are similar in type to the loans made by our bank account operations. As of December 31, 2016, on an SKAS basis, our trust accounts had made loans in the principal amount of ￦180 billion (excluding loans from the trust accounts to our banking accounts of ￦1,467 billion), which accounted for 0.4% of our money trust assets. Loans by our money trusts are subject to the same credit approval process as loans from our banking accounts. As of December 31, 2016, substantially all loans from our money trust accounts were collateralized or guaranteed.

Our money trust accounts also invest, to a lesser extent, in equity securities, including beneficiary certificates issued by financial investment companies with a collective investment license. On an SKAS basis, as of December 31, 2016, equity securities in our money trust accounts amounted to ￦3,019 billion, which accounted for 7.4% of our total money trust assets. Of this amount, ￦2,942 billion was from specified money trusts and ￦77 billion was from unspecified money trusts.

We continue to offer pension-type money trusts that provide a guarantee of the principal amount of the investment. On an SKAS basis, as of December 31, 2016, the balance of the money trusts for which we guaranteed the principal was ￦3,520 billion.

If the income from a money trust for which we provide a guarantee is less than the amount of the payments we have guaranteed, we will need to pay the amount of the shortfall with funds from special reserves maintained with respect to trust accounts followed by basic fees from that money trust and funds from our general banking operations. In 2014, 2015 and 2016, we made no payment from our banking accounts to cover shortfalls in our guaranteed trusts. On an SKAS basis, we derived trust fees with regard to trust account management services (including those fees related to property trust management services) of ￦198 billion in 2014, ￦235 billion in 2015 and ￦174 billion in 2016.

Property Trust Management Services

We also offer property trust management services, where we manage non-cash assets in return for a fee. Non-cash assets include mostly securities, but can also include other liquid receivables and real estate. Under these arrangements, we render custodial services for the property in question and collect fee income in return.

In 2016, our property trust fees ranged from 0.001% to 0.3% of total assets under management depending on the type of trust accounts. On an SKAS basis, as of December 31, 2016, the aggregate balance of our property trusts increased to ￦6,862 billion, compared to ￦2,344 billion as of December 31, 2015 and ￦1,879 billion as of December 31, 2014.

Under IFRS, the property trusts are not consolidated within our financial statements.

Investment Trust Management

Through KB Asset Management and KB Securities, we offer investment trust products to customers and manage the funds invested by them in investment trusts. As of December 31, 2016, KB Asset Management and KB Securities had an aggregate of ￦52,234 billion of investment trust assets under management.

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

In February 2013, the Ministry of Land, Infrastructure and Transport (formerly the Ministry of Land, Transport and Maritime Affairs) designated us as one of the managers of the National Housing Urban Fund. In 2016, we received total fees of ￦31 billion for managing the National Housing Urban Fund, compared to ￦29 billion in 2015 and ￦23 billion in 2014.

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

Bancassurance

Through the bancassurance operations of Kookmin Bank, we offer insurance products of other institutions to retail customers in Korea. We currently market a wide range of bancassurance products and seek to generate additional fee-based revenues by expanding our offering of these products.

Currently, our bancassurance business has alliances with 18 life insurance companies (including our subsidiary, KB Life Insurance) and nine non-life insurance companies (including our affiliate, KB Insurance) and offers 68 different products through our branch network. These products are composed of 47 types of life insurance policies, such as annuities, savings insurance and variable life insurance, and 21 types of non-life insurance products. In 2016, our commission income from our bancassurance business amounted to ￦79 billion.

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

In June 2015, we acquired a 19.47% stake in KB Insurance Co., Ltd. (formerly named LIG Insurance Co., Ltd.), a publicly listed Korean property and casualty insurance company. In November 2015 and December 2016, we increased our shareholding in KB Insurance to 33.29% and 39.81%, respectively. KB Insurance is accounted for as an equity method investee in our consolidated financial statements. KB Insurance provides non-life insurance products, including automobile insurance, property insurance, marine insurance, fire insurance, accident insurance and casualty insurance, as well as long-term care insurance. We expect to achieve synergies between KB Life Insurance and KB Insurance through cross-selling our life and non-life insurance products and expanding our customer base. We are seeking to increase our equity interest in KB Insurance to 100% and to convert it to a wholly owned subsidiary, through a tender offer scheduled to expire in May 2017 and a comprehensive stock swap scheduled to be completed in July 2017. See “Item 5.A. Operating Results—Overview—Acquisitions.”

Consumer Finance

We provide consumer finance services through KB Capital Co., Ltd. We acquired 52.02% of the outstanding shares of KB Capital (formerly known as Woori Financial Co., Ltd.) in March 2014. KB Capital provides leasing services and installment finance services for various products, including automobiles, heavy machineries and medical equipment, as well as microlending services. We expect KB Capital to continue to expand our customer base by providing a variety of non-banking financial services to retail customers, as well as synergies through coordinated business operations with our other subsidiaries, including Kookmin Bank. We are seeking to increase our equity interest in KB Capital to 100% and to convert it to a wholly owned subsidiary, through a tender offer scheduled to expire in May 2017 and a comprehensive stock swap scheduled to be completed in July 2017. See “Item 5.A. Operating Results—Overview—Acquisitions.”

Distribution Channels

Banking Branch Network

As of December 31, 2016, Kookmin Bank operated a network of 1,130 branches and sub-branches in Korea, which was one of the largest branch networks among Korean commercial banks. An extensive branch network is important to attracting and maintaining retail customers, who use branches extensively and value convenience. We believe that our extensive branch network in Korea and retail customer base provide us with a source of stable and relatively low cost funding. Approximately 35.8% of our branches and sub-branches are located in Seoul, and approximately 23.7% of our branches are located in the six next largest cities. The following table presents the geographical distribution of our branch network in Korea as of December 31, 2016:

Area	Number of Branches	Percentage
Seoul	405	35.8%
Six largest cities (other than Seoul)	268	23.7
Other	457	40.5

Total	1,130	100.0%

In addition, we have continued to implement the specialization of our branch functions. Of our branch network as of December 31, 2016, we had four branches that primarily handled large corporate banking.

In order to support our branch network, we have established an extensive network of ATMs, which are located in branches and in unmanned outlets known as “autobanks.” As of December 31, 2016, we had 8,479 ATMs.

We have actively promoted the use of these distribution outlets in order to provide convenient service to customers, as well as to maximize the marketing and sales functions at the branch level, reduce employee costs and improve profitability. The aggregate number of transactions conducted using our ATMs amounted to approximately 573 million in 2014, 548 million in 2015 and 505 million in 2016.

Other Banking Channels

The following table sets forth information, for the periods indicated, on the number of users and transactions of the other banking channels for our retail and corporate banking customers, which are discussed below:

	For the Year Ended December 31,
	2014	2015	2016
Internet banking:
Number of users(1)	16,767,588	17,930,962	19,095,749
Number of transactions (thousands)(2)	4,569,185	4,755,832	5,094,063
Phone banking:
Number of users(3)	4,914,616	4,955,278	4,989,769
Number of transactions (thousands)(2)	165,130	152,404	147,157
Smartphone banking:
Number of users(4)	9,484,234	10,862,526	12,301,753
Number of transactions (thousands)(2)	3,752,319	4,083,426	5,169,324

(1)	Number of users is defined as the total cumulative number of retail and corporate customers who have registered through our branch offices to use our Internet banking services.
(2)	Number of transactions includes balance and transaction inquiries, fund transfers and other transactions.
(3)	Number of users is defined as the total cumulative number of retail and corporate customers who have registered through our branch offices to use our phone banking services.
(4)	Number of users is defined as the total cumulative number of retail customers who have registered through our branch offices, or the customers’ smartphones, to use our smartphone banking services.

Internet Banking

Our goal is to consolidate our position as a market leader in on-line banking. Our Internet banking services currently include:

•	basic banking services, including fund transfers, balance and transaction inquiries, pre-set automatic transfers, product inquiries, on-line bill payments and foreign exchange services;

•	investment services, including opening deposit accounts and investing in funds;

•	processing of loan applications;

•	electronic certification services, which permit our Internet banking service users to authenticate transactions on a confidential basis through digital signatures; and

•	wealth management and advisory services, including financial planning and real estate information services.

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

We also continue to develop innovative mobile applications that cater to specific customer needs and lifestyles. For example, we recently launched “Liiv,” a mobile banking platform designed to make routine transactions easier for our customers, including providing easy access to banking services without the additional electronic certification process, foreign currency exchange services with lower fees and functions that allow customers to easily split bills and transfer money. We offer our customers a number of other useful tools, such as “KB Star Alerts,” which provides customers with free text messages that contain real-time account activity information as well as security alerts, and “KB My Money,” a mobile application that allows customers to manage a wide range of assets deposited with various financial institutions.

Other Channels

We provide cash management services, which include automatic transfers, connection services to other financial institutions, real-time firm banking, automatic fund concentration and transmittal of trading information.

Distribution Channels for Other Services

Through our non-banking subsidiaries, we operate a network of dedicated branches and other distribution channels through which our customers can access credit card, securities brokerage, life insurance and consumer finance products and services. The following table sets forth information regarding the number and geographical distribution of the branches (including wealth management centers) operated by KB Kookmin Card and KB Securities as of December 31, 2016:

Area	KB Kookmin Card	KB Securities
Seoul	7	41
Six largest cities (other than Seoul)	7	26
Other	11	48

Total	25	115

KB Life Insurance and KB Capital also operate a number of branches in the Seoul area.

We also provide credit card, securities brokerage, life insurance and consumer finance services through dedicated call centers, smartphone applications and Internet websites operated by KB Kookmin Card, KB Securities, KB Life Insurance and KB Capital.

Competition

We compete principally with other financial institutions in Korea, including other financial holding companies and nationwide commercial banks, as well as regional banks, development banks, specialized banks and branches of foreign banks operating in Korea. We also compete for customer funds with other types of financial service institutions, including savings institutions (such as mutual savings and finance companies and credit unions and credit cooperatives), investment institutions (such as merchant banking corporations), life insurance companies, securities companies and other financial investment companies. Competition in the domestic banking industry is generally based on the types and quality of the products and services offered, including the size and location of retail networks, the level of automation and interest rates charged and paid.

Competition has increased significantly in our traditional core businesses, retail banking, small- and medium-sized enterprise banking and credit card lending, contributing to some extent to the asset quality deterioration in retail and small- and medium-sized loans. As a result, our margins on lending activities may decrease in the future.

In addition, general regulatory reforms in the Korean financial industry have increased competition among banks and other financial institutions in Korea. As the reform of the financial sector continues, foreign financial institutions, some with greater resources than us, have entered, and may continue to enter, the Korean market either by themselves or in partnership with existing Korean financial institutions and compete with us in providing financial and related services.

Furthermore, the introduction of Internet primary banks in Korea is expected to increase competition in the Korean banking industry. Internet primary banks operate only a small number of or without branches and conduct most of their operations through electronic means, which enable them to minimize cost and offer customers higher interest rates on deposits or lower lending rates. In April 2017, KBank, the first Internet primary bank in Korea, commenced operations. Kakao Bank, another Internet primary bank, in which we hold a 10% equity interest, is expected to commence operations in the first half of 2017.

Moreover, the Korean financial industry is undergoing significant consolidation. The number of nationwide commercial banks in Korea has decreased from 16 as of December 31, 1997, to six as of December 31, 2016. A number of significant mergers and acquisitions in the industry have taken place in Korea in recent years, including Hana Financial Group’s acquisition of a controlling interest in Korea Exchange Bank in February 2012 and the subsequent merger of Hana Bank into Korea Exchange Bank in September 2015. In addition, as part of the Korean government’s plans to privatize Woori Finance Holdings Co., Ltd. (the financial holding company of Woori Bank), certain subsidiaries of Woori Finance Holdings Co., Ltd. were sold to other financial institutions and Woori Finance Holdings Co., Ltd. itself was merged into Woori Bank in 2014. Most recently, in April 2016, Mirae Asset Securities Co., Ltd. acquired a 43% interest in KDB Daewoo Securities Co., Ltd., which changed its name to Mirae Asset Daewoo Securities Co., Ltd., and in December 2016, Mirae Asset Securities merged with and into Mirae Asset Daewoo Securities to become the largest securities company in Korea in terms of capital. We expect that consolidation in the Korean financial industry will continue. The financial institutions resulting from such consolidation may, by virtue of their increased size and business scope, provide significantly greater competition for us. We intend to review potential acquisition opportunities as they arise. We cannot guarantee that we will not be involved in any future mergers or acquisitions.

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

In 2016, we spent approximately ￦570 billion for our IT system implementation and operations, including expenses related to the construction of new IT systems, implementation of hardware and software technologies and other new systems, as well as related labor costs.

As of December 31, 2016, we employed a total of 1,311 full-time employees in our IT operations.

Assets and Liabilities

The tables below set out selected financial highlights regarding our operations and our assets and liabilities. Except as otherwise indicated, amounts as of and for the years ended December 31, 2012, 2013, 2014, 2015 and 2016 are presented on a consolidated basis under IFRS.

Loan Portfolio

As of December 31, 2016, our total loan portfolio was ￦267,764 billion compared to ￦247,587 billion as of December 31, 2015 and ￦233,902 billion as of December 31, 2014. As of December 31, 2016, 95.2% of our total loans were Won-denominated loans compared to 94.3% as of December 31, 2015 and 94.8% as of December 31, 2014.

Loan Types

The following table presents loans by type as of the dates indicated. Except where we specify otherwise, all loan amounts stated below are before deduction of allowances for loan losses. Total loans reflect our loan portfolio, including past due amounts.

	As of December 31,
	2012		2013		2014		2015		2016
	(in billions of Won)
Domestic:
Corporate
Small- and medium-sized enterprise	￦	70,471	￦	71,045	￦	71,960	￦	78,665	￦	86,065
Large corporate(1)		29,212		29,489		28,918		30,182		30,206
Retail
Mortgage and home equity		74,463		77,969		86,994		87,882		93,327
Other consumer		28,969		29,675		32,255		36,312		41,629
Credit cards		11,874		11,784		11,632		12,136		13,530

Total domestic		214,989		219,962		231,759		245,177		264,757
Foreign		1,925		1,900		2,143		2,410		3,007

Total gross loans	￦	216,914	￦	221,862	￦	233,902	￦	247,587	￦	267,764

(1)

Large corporate loans include ￦33 billion, ￦132 billion, ￦191 billion, ￦248 billion and ￦285 billion of loans to the Korean government and government related agencies (including the Korea Deposit Insurance Corporation) as of December 31, 2012, 2013, 2014, 2015 and 2016, respectively.

Loan Concentrations

On a consolidated basis, our exposure to any single borrower or any single chaebol is limited by law to 20% and 25%, respectively, of our “net aggregate equity capital,” as defined under the Enforcement Decree of the Financial Holding Company Act. See “—Supervision and Regulation—Principal Regulations Applicable to Financial Holding Companies—Financial Exposure to Any Individual Customer and Major Investor.” In addition, Kookmin Bank’s exposure to any single borrower or any single chaebol is limited by the Bank Act to 20% and 25%, respectively, of its total Tier I and Tier II capital.

20 Largest Exposures by Borrower

As of December 31, 2016, our 20 largest exposures totaled ￦16,052 billion and accounted for 4.6% of our total exposures. The following table sets forth, as of December 31, 2016, our total exposures to these top 20 borrowers or issuers:

	Loans								Guarantees and Acceptances				Amounts Classified as Impaired Loans
Company(1)	Won Currency		Foreign Currency		Equity Securities		Debt Securities				Total Exposures
	(in billions of Won)
KEB Hana Bank	￦	54	￦	1,015	￦	—	￦	871	￦	—	￦	1,940	￦	—
Korea Securities Finance Corporation		—		—		48		1,771		—		1,819		—
Shinhan Bank		—		153		—		1,119		—		1,272		—
NongHyup Bank		76		—		—		1,021		—		1,097		—
Woori Bank		—		290		1		789		—		1,080		—
Samsung Electronics Co., Ltd.		—		998		69		10		—		1,077		—
Hyundai Capital Services Inc.		403		17		—		419		—		839		—
Hyundai Heavy Industries Co., Ltd.		58		107		4		8		552		729		—
Daewoo Shipbuilding & Marine Engineering Co., Ltd.		102		22		—		18		523		665		—
Hanwha Asset Management Co., Ltd.		—		—		605		—		—		605		—
Samsung Heavy Industries Co., Ltd.		100		4		1		—		456		561		—
SK		90		—		409		53		—		552		—
POSCO		1		18		469		16		45		549		—
POSCO Daewoo Corporation		—		326		—		30		179		535		—
Shinhan Financial Group Co., Ltd.		—		36		2		488		—		526		—
Hyundai Steel Company		400		28		1		23		59		511		—
Yuanta Securities Korea Co., Ltd.		—		300		—		163		—		463		—
LS-Nikko Copper Inc.		—		250		—		—		171		421		—
LG Electronics Inc.		390		—		—		17		—		407		—
Samsung Asset Management		—		—		404		—		—		404		—

Total	￦	1,674	￦	3,564	￦	2,013	￦	6,816	￦	1,985	￦	16,052	￦	—

(1)

Excludes exposures to government-owned or -controlled enterprises or financial institutions, including Bank of Korea, Korea Housing Finance Corporation, Korea Land & Housing Corporation, Korea Deposit Insurance Corporation and Korea Development Bank.

As of December 31, 2016, 13 of these top 20 borrowers or issuers were companies belonging to the 39 largest highly-indebted business groups among chaebols in Korea designated as such by the Financial Supervisory Service based on their outstanding exposures.

Exposure to Chaebols

As of December 31, 2016, 6.8% of our total exposure was to the 39 largest highly-indebted business groups among chaebols in Korea designated as such by the Financial Supervisory Service based on their outstanding exposures. The following table shows, as of December 31, 2016, our total exposures to the ten chaebol groups to which we have the largest exposure:

	Loans				Equity Securities		Debt Securities		Guarantees and Acceptances		Total Exposures		Amounts Classified as Impaired Loans
Chaebol	Won Currency		Foreign Currency
	(in billions of Won)
Hyundai Motor(1)	￦	1,153	￦	646	￦	25	￦	1,483	￦	675	￦	3,982	￦	—
Samsung(2)		298		1,312		490		746		754		3,600		—
Hanwha(3)		745		109		609		264		92		1,819		—
SK(4)		173		353		431		405		189		1,551		—
Lotte(5)		555		198		68		597		106		1,524		—
POSCO(6)		208		344		582		86		252		1,472		—
Hyundai Heavy Industries(7)		100		183		6		56		742		1,087		—
LG(8)		462		71		18		142		110		803		—
LS(9)		7		320		1		87		349		764		—
Daewoo Shipbuilding & Marine Engineering(10)		116		22		—		18		523		679		—

Total	￦	3,817	￦	3,558	￦	2,230	￦	3,884	￦	3,792	￦	17,281	￦	—

(1)	Includes principally Hyundai Capital Services Inc., Hyundai Steel Company and Hyundai Motor Company.
(2)	Includes principally Samsung Electronics Co., Ltd., Samsung Heavy Industries Co., Ltd. and Samsung Card Co., Ltd.
(3)	Includes principally Hanwha Corporation, Hanwha Techwin Co., Ltd. and Hanwha Engineering & Construction Corp.
(4)	Includes principally SK Holdings Co., Ltd., SK Shipping Co., Ltd. and SK Networks Company Limited.
(5)	Includes principally Lotte Capital Co., Ltd., Lotte Engineering & Construction Co., Ltd. and Hotel Lotte Co., Ltd.
(6)	Includes principally POSCO Daewoo Corporation, POSCO and POSCO Energy Co., Ltd.
(7)	Includes principally Hyundai Heavy Industries Co., Ltd., Hyundai Samho Heavy Industries Co., Ltd. and Hyundai Mipo Dockyard Co., Ltd.
(8)	Includes principally LG Electronics Inc., LG Chem, Ltd. and LG International Corp.
(9)	Includes principally LS-Nikko Copper Inc., LS Cable & System Ltd. and EWON Co., Ltd.
(10)	Includes principally Daewoo Shipbuilding & Marine Engineering Co., Ltd., Shinhan Heavy Industries Co., Ltd. (formerly, Shinhan Machinery Co., Ltd.) and DSME Construction Co., Ltd.

Loan Concentration by Industry

The following table presents the aggregate balance of our domestic and foreign corporate loans, by industry concentration, as of December 31, 2014, 2015 and 2016:

	As of December 31,
	2014			2015			2016
Industry	Amount		%	Amount		%	Amount		%
	(in billions of Won, except percentages)
Services	￦	39,385	38.2%	￦	44,372	39.9%	￦	48,529	40.7%
Manufacturing		32,694	31.7		35,373	31.8		36,505	30.6
Wholesale and retail		13,287	12.9		13,704	12.3		14,247	12.0
Financial institutions		9,117	8.9		9,070	8.2		10,603	8.9
Construction		3,862	3.8		3,569	3.2		3,381	2.9
Public sector		755	0.7		812	0.7		887	0.7
Others		3,871	3.8		4,316	3.9		5,053	4.2

Total	￦	102,971	100.0%	￦	111,216	100.0%	￦	119,205	100.0%

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

The following table sets out the scheduled maturities (time remaining until maturity) of our loan portfolio as of December 31, 2016. The amounts disclosed are before deduction of allowances for loan losses:

	1 Year or Less		Over 1 Year But Not More Than 5 Years		Over 5 Years		Total
	(in billions of Won)
Domestic:
Corporate
Small- and medium-sized enterprises	￦	59,947	￦	20,683	￦	5,435	￦	86,065
Large corporate		20,133		6,493		3,580		30,206

Total corporate		80,080		27,176		9,015		116,271
Retail
Mortgage and home equity		7,432		9,166		76,729		93,327
Other consumer		25,226		12,374		4,029		41,629

Total retail		32,658		21,540		80,758		134,956
Credit cards		11,254		1,974		302		13,530

Total domestic		123,992		50,690		90,075		264,757
Foreign:		2,390		509		108		3,007

Total gross loans	￦	126,382	￦	51,199	￦	90,183	￦	267,764

Interest Rate Sensitivity

The following table shows, as of December 31, 2016, the total amount of loans due after one year, which have fixed interest rates and variable or adjustable interest rates:

	As of December 31, 2016
	(in billions of Won)
Fixed rate(1)	￦	21,071
Variable or adjustable rates(2)		120,311

Total gross loans	￦	141,382

(1)	Fixed rate loans are loans for which the interest rate is fixed for the entire term.
(2)	Variable or adjustable rate loans are loans for which the interest rate is not fixed for the entire term.

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

A portion of our loans to and debt securities of corporate customers are currently in workout, restructuring or rehabilitation. As of December 31, 2016, ￦483 billion or 0.1% of our total loans and debt securities were in workout, restructuring or rehabilitation. This included ￦184 billion of loans to and debt securities of large corporate borrowers and ￦299 billion of loans to and debt securities of small- and medium-sized enterprises.

The following table shows, as of December 31, 2016, our ten largest exposures that were in workout, restructuring or rehabilitation:

	Loans								Guarantees and Acceptances				Amounts Classified as Impaired Loans
Company	Won Currency		Foreign Currency		Equity Securities		Debt Securities				Total Exposures
	(in billions of Won)
Dongmoon Construction Co., Ltd.	￦	72	￦	—	￦	—	￦	—	￦	—	￦	72	￦	72
Samho International Co., Ltd.		47		—		16		5		—		68		—
Orient Shipyard Co., Ltd.		49		3		—		—		—		52		51
Hyundai Cement Co., Ltd.		—		—		42		—		—		42		—
Hongwon Paper Mfg. Co., Ltd.		9		5		—		—		2		16		15
TRANS-PACIFIC RESOURCES LTD		—		12		—		—		3		15		12
Shindongah Engineering & Construction Co., Ltd.		14		—		—		—		—		14		14
SolarPark Korea Co., Ltd.		12		—		—		—		—		12		12
Woojeon & Handan Co., Ltd.		—		11		—		—		—		11		11
JM ADVANCED MATERIALS		8		—		—		—		—		8		8

Total	￦	211	￦	31	￦	58	￦	5	￦	5	￦	310	￦	195

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

Loan Aging Schedule

The following table shows our loan aging schedule (excluding accrued interest) as of the dates indicated:

As of December 31,	Normal Amount		%	Amount Past Due 1-3 Months		%	Amount Past Due 3-6 Months		%	Amount Past Due 6 Months or More		%	Total Amount
	(in billions of Won, except percentages)
2012	￦	214,489	98.9%	￦	819	0.4%	￦	532	0.2%	￦	1,074	0.5%	￦	216,914
2013		219,777	99.1		664	0.3		426	0.2		995	0.4		221,862
2014		232,159	99.2		675	0.3		385	0.2		683	0.3		233,902
2015		246,116	99.5		549	0.2		359	0.1		563	0.2		247,587
2016		266,381	99.5		460	0.2		295	0.1		628	0.2		267,764

Non-Accrual Loans and Past Due Accruing Loans

We generally consider impaired loans to be non-accrual loans. However, we exclude from non-accrual status and continue to accrue interest on loans that are fully secured by cash on deposit or on which there are financial guarantees from the government, Korea Deposit Insurance Corporation or certain financial institutions.

We generally recognize interest income on non-accrual loans using the interest rate used to discount the future cash flows of such loans for purposes of measuring impairment loss, as well as upon receipt of cash interest payments. We reclassify loans as accruing when interest and principal payments are up-to-date and future payments of principal and interest are reasonably assured.

Interest foregone is the interest due on non-accrual loans that has not been accrued in our books of account. For the year ended December 31, 2016, we would have recorded gross interest income of ￦195 billion compared to ￦220 billion for the year ended December 31, 2015, ￦275 billion for the year ended December 31, 2014, ￦332 billion for the year ended December 31, 2013 and ￦309 billion for the year ended December 31, 2012 on loans accounted for on a non-accrual basis throughout the year, or since origination for loans held for part of the year, had we not foregone interest on those loans. The amount of interest income on those loans that was included in our profit for the years ended December 31, 2012, 2013, 2014, 2015 and 2016 was ￦187 billion, ￦206 billion, ￦175 billion, ￦151 billion and ￦129 billion, respectively.

The following table shows, as of the dates indicated, the amount of loans that were placed on a non-accrual basis and accruing loans which were past due 90 days or more. The category “accruing but past due 90 days” includes loans which are still accruing interest but on which principal or interest payments are contractually past due 90 days or more.

	As of December 31,
	2012		2013		2014		2015		2016
	(in billions of Won)
Loans accounted for on a non-accrual basis
Corporate	￦	1,851	￦	2,220	￦	1,673	￦	1,607	￦	1,403
Consumer		1,290		1,253		1,022		763		766

Sub-total		3,141		3,473		2,695		2,370		2,169

Accruing loans which are contractually past due 90 days or more as to principal or interest
Corporate		84		98		39		47		27
Consumer		97		116		72		88		79

Sub-total		181		214		111		135		106

Total	￦	3,322	￦	3,687	￦	2,806	￦	2,505	￦	2,275

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

	As of December 31,
	2012		2013		2014		2015		2016
	(in billions of Won)
Loans classified as “troubled debt restructurings”	￦	465	￦	269	￦	256	￦	228	￦	168

For 2016, interest income that would have been recorded under the original contract terms of restructured loans amounted to ￦11 billion, out of which ￦7 billion was reflected as interest income during 2016.

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

As of December 31, 2016, we had ￦1,704 billion of potential problem loans.

Other Problematic Interest Earning Assets

We have certain other interest earning assets received in connection with troubled debt restructurings that, if they were loans, would be required to be disclosed as part of the non-accrual, past due or restructuring or potential problem loan disclosures provided above. As of December 31, 2012, 2013, 2014, 2015 and 2016, we did not have any debt securities received in connection with troubled debt restructurings on which interest was past due.

Non-Performing Loans

Non-performing loans are defined as loans that are past due by 90 days or more. These loans are generally classified as “substandard” or below. For further information on the classification of non-performing loans under Korean regulatory requirements, see “—Regulatory Reserve for Credit Losses” below.

The following table shows, as of the dates indicated, certain details of our total non-performing loan portfolio:

	As of December 31,
	2012		2013		2014		2015		2016
	(in billions of Won, except percentages)
Total non-performing loans	￦	1,606	￦	1,421	￦	1,068	￦	922	￦	923
As a percentage of total loans		0.7%		0.6%		0.5%		0.4%		0.3%

Analysis of Non-Performing Loans

The following table sets forth, as of the dates indicated, our total non-performing loans by type of borrower:

	As of December 31,
	2012			2013			2014			2015			2016
	Amount		%	Amount		%	Amount		%	Amount		%	Amount		%
	(in billions of Won, except percentages)
Domestic:
Corporate
Small- and medium sized enterprise	￦	680	42.4%	￦	568	40.0%	￦	373	34.9%	￦	309	33.5%	￦	302	32.7%
Large corporate		97	6.0		158	11.1		137	12.8		187	20.3		247	26.8

Total corporate		777	48.4		726	51.1		510	47.7		496	53.8		549	59.5
Retail
Mortgage and home equity		625	38.9		394	27.7		209	19.6		172	18.7		124	13.4
Other consumer		137	8.5		152	10.7		186	17.4		157	17.0		148	16.0

Total retail		762	47.4		546	38.4		395	37.0		329	35.7		272	29.4
Credit cards		47	2.9		107	7.5		99	9.3		70	7.6		81	8.8

Total domestic		1,586	98.7		1,379	97.0		1,004	94.0		895	97.1		902	97.7
Foreign:		20	1.3		42	3.0		64	6.0		27	2.9		21	2.3

Total non-performing loans	￦	1,606	100.0%	￦	1,421	100.0%	￦	1,068	100.0%	￦	922	100.0%	￦	923	100.0%

Top 20 Non-Performing Loans

As of December 31, 2016, our 20 largest non-performing loans accounted for 33.7% of our total non-performing loan portfolio. The following table shows, as of December 31, 2016, certain information regarding our 20 largest non-performing loans:

	Industry	Gross Principal Outstanding		Allowances for Loan Losses(1)
	(in billions of Won)
Borrower A	Manufacturing	￦	61	￦	61
Borrower B	Manufacturing		57		57
Borrower C	Services		42		42
Borrower D	Construction		26		20
Borrower E	Manufacturing		17		2
Borrower F	Construction		17		8
Borrower G	Services		17		17
Borrower H	Manufacturing		14		1
Borrower I	Manufacturing		10		10
Borrower J	Services		8		1
Borrower K	Services		6		6
Borrower L	Others		6		6
Borrower M	Construction		5		—
Borrower N	Manufacturing		4		4
Borrower O	Manufacturing		4		—
Borrower P	Financial Institution		4		3
Borrower Q	Wholesale & Retail		4		2
Borrower R	Construction		3		1
Borrower S	Wholesale & Retail		3		2
Borrower T	Wholesale & Retail		3		1

Total		￦	311	￦	244

(1)	If the estimated recovery value of collateral for a non-performing loan is sufficient compared to the outstanding loan balance, we record no allowances for loan losses for such non-performing loan.

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

In addition, we use the services of our wholly-owned loan collection subsidiary, KB Credit Information Co., Ltd., which receives payments from recoveries made on charged-off loans and certain loans that are overdue for over three months (28 days on average in the case of credit card loans). KB Credit Information has approximately 140 employees, including legal experts and management employees. The fees that it receives are based on the amounts of non-performing and charged off loans that are recovered. In 2014, 2015 and 2016, the amount recovered was ￦443 billion, ￦395 billion and ￦404 billion, respectively.

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

	As of December 31,
	2012			2013			2014			2015			2016
	Amount		%	Amount		%	Amount		%	Amount		%	Amount		%
	(in billions of Won, except percentages)
Domestic:
Corporate
Small- and medium sized enterprise	￦	1,234	37.7%	￦	1,023	35.8%	￦	819	33.4%	￦	775	30.0%	￦	644	28.3%
Large corporate		999	30.6		785	27.4		656	26.8		875	33.9		696	30.6

Total corporate		2,233	68.3		1,808	63.2		1,475	60.2		1,650	63.9		1,340	58.9
Retail
Mortgage and home equity		123	3.8		93	3.3		48	2.0		37	1.4		29	1.3
Other consumer		565	17.2		486	17.0		488	19.9		454	17.6		452	19.8

Total retail		688	21.0		579	20.3		536	21.9		491	19.0		481	21.1
Credit cards		329	10.1		410	14.3		390	15.9		398	15.4		414	18.1

Total domestic		3,250	99.4		2,797	97.8		2,401	97.9		2,539	98.3		2,235	98.1
Foreign:(1)		19	0.6		64	2.2		51	2.1		43	1.7		43	1.9

Total allowances for loan losses	￦	3,269	100.0%	￦	2,861	100.0%	￦	2,452	100.0%	￦	2,582	100.0%	￦	2,278	100.0%

(1)	Consists primarily of loans to corporations.

The following table analyzes our allowances for loan losses and loan loss experience for each of the years indicated:

	Year Ended December 31,
	2012		2013		2014		2015		2016
	(in billions of Won, except percentages)
Balance at the beginning of the period	￦	3,448	￦	3,269	￦	2,861	￦	2,452	￦	2,582
Amounts charged against income		1,653		1,427		1,211		1,100		579
Sale		(105)		(84)		(72)		(50)		(78)
Gross charge-offs:
Domestic:
Corporate
Small- and medium-sized enterprise		943		691		746		412		467
Large corporate		260		454		326		275		278
Retail
Mortgage and home equity		62		134		149		16		7
Other consumer		391		447		425		338		288
Credit cards		541		404		427		377		357
Foreign:		—		2		18		1		2

Total gross charge-offs		(2,197)		(2,132)		(2,091)		(1,419)		(1,399)

	Year Ended December 31,
	2012		2013		2014		2015		2016
	(in billions of Won, except percentages)
Recoveries:
Domestic:
Corporate
Small-and medium-sized enterprise		149		145		259		156		214
Large corporate		9		—		—		—		1
Retail
Mortgage and home equity		7		22		31		63		43
Other consumer		97		105		109		132		124
Credit cards		185		141		131		138		133
Foreign:		3		2		1		4		—

Total recoveries		450		415		531		493		515

Net charge-offs		(1,747)		(1,717)		(1,560)		(926)		(884)
Other charges(1)		20		(34)		12		6		79

Balance at the end of the period	￦	3,269	￦	2,861	￦	2,452	￦	2,582	￦	2,278

Ratio of net charge-offs during the period to average loans outstanding during the period		0.8%		0.8%		0.7%		0.4%		0.3%

(1)

The amount for 2014 reflects an increase in allowances for loan losses of ￦83 billion attributable to the addition of KB Capital as a consolidated subsidiary in March 2014. The amount for 2016 reflects an increase in allowances for loan losses of ￦136 billion attributable to the addition of KB Securities as a consolidated subsidiary in October 2016.

Regulatory Reserve for Credit Losses

If our allowances for credit losses are deemed insufficient for regulatory purposes, we are required to compensate for the difference by recording a regulatory reserve for credit losses, which is segregated within our retained earnings. Regulatory reserve for credit losses are not available for distribution to shareholders as dividends. The level of regulatory reserve for credit losses required to be recorded is equal to the amount by which our allowances for credit losses under IFRS are less than the greater of (x) the amount of expected loss calculated using the internal ratings-based approach under Basel III and as approved by the Financial Supervisory Service and (y) the required amount of credit loss reserve calculated based on standards prescribed by the Financial Services Commission. As of December 31, 2016, our regulatory reserve for credit losses was ￦2,670 billion.

The following tables set forth the Financial Services Commission’s guidelines for the classification of loans and the minimum percentages of the outstanding principal amount of the relevant loans or balances that the credit loss reserve must cover:

Loan Classification	Loan Characteristics
Normal	Loans extended to customers that, based on our consideration of their business, financial position and future cash flows, do not raise concerns regarding their ability to repay the loans.

Precautionary	Loans extended to customers that (i) based on our consideration of their business, financial position and future cash flows, show potential risks with respect to their ability to repay the loans, although showing no immediate default risk or (ii) are in arrears for one month or more but less than three months.

Substandard	(i) Loans extended to customers that, based on our consideration of their business, financial position and future cash flows, are judged to have incurred considerable default risks as their ability to repay has deteriorated; or

Loan Classification	Loan Characteristics

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

Doubtful

Loans exceeding the amount that we expect to collect of total loans to customers that:

(i) based on our consideration of their business, financial position and future cash flows, have incurred serious default risks due to noticeable deterioration in their ability to repay; or

(ii) have been in arrears for three months or more but less than six months (or three months or more but less than 12 months in the case of loans of Kookmin Bank).

Estimated loss

Loans exceeding the amount that we expect to collect of total loans to customers that:

(i) based on our consideration of their business, financial position and future cash flows, are judged to be accounted as a loss because the inability to repay became certain due to serious deterioration in their ability to repay;

(ii) have been in arrears for six months or more (or 12 months or more in the case of loans of Kookmin Bank); or

(iii) have incurred serious risks of default in repayment due to the occurrence of, among other things, final refusal to pay their debt instruments, liquidation or bankruptcy proceedings or closure of their business.

Loan Classifications	Corporate(1)	Consumer	Credit Card Balances(2)	Credit Card Loans(3)
Normal	0.85% or above	1% or above	1.1% or above	2.5% or above
Precautionary	7% or above	10% or above	40% or above	50% or above
Substandard	20% or above	20% or above	60% or above	65% or above
Doubtful	50% or above	55% or above	75% or above	75% or above
Estimated loss	100%	100%	100%	100%

(1)	Subject to certain exceptions pursuant to the Banking Industry Supervision Regulations of Korea.
(2)	Applicable for credit card balances from general purchases.
(3)	Applicable for cash advances, card loans and revolving credit card assets.

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

Our investments in securities are also subject to a number of guidelines, including limitations prescribed under the Financial Holding Company Act and the Bank Act. Under these regulations, a bank holding company may not own (i) more than 5% of the total issued and outstanding shares of another finance-related company, (ii) any shares of its affiliates, other than its direct or indirect subsidiaries or (iii) any shares of a non-finance-related company. In addition, Kookmin Bank must limit its investments in equity securities and bonds with a maturity in excess of three years (other than monetary stabilization bonds issued by the Bank of Korea and national government bonds) to 100.0% of its total Tier I and Tier II capital amount (less any capital deductions). Generally, Kookmin Bank is also prohibited from acquiring more than 15.0% of the shares with voting rights issued by any other corporation subject to certain exceptions. Pursuant to the Bank Act, a bank and its trust accounts are prohibited from acquiring the shares of a major shareholder (for the definition of “major shareholder,” see “—Supervision and Regulation—Principal Regulations Applicable to Banks—Financial Exposure to Any Individual Customer and Major Shareholder”) of that bank in excess of an amount equal to 1% of the sum of the bank’s Tier I and Tier II capital (less any capital deductions). Further information on the regulatory environment governing our investment activities is set out in “—Supervision and Regulation—Principal Regulations Applicable to Financial Holding Companies—Liquidity,” “—Supervision and Regulation—Principal Regulations Applicable to Financial Holding Companies—Restrictions on Shareholdings in Other Companies,” “—Supervision and Regulation—Principal Regulations Applicable to Banks—Liquidity” and “—Supervision and Regulation—Principal Regulations Applicable to Banks—Restrictions on Shareholdings in Other Companies.”

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

Carrying Amount and Market Value

The following table sets out the carrying amount and market value of securities in our securities portfolio as of the dates indicated:

	As of December 31,
	2014				2015				2016
	Carrying Amount		Market Value		Carrying Amount		Market Value		Carrying Amount		Market Value
	(in billions of Won)
Available-for-sale financial assets:
Equity securities	￦	3,032	￦	3,032	￦	3,377	￦	3,377	￦	6,525	￦	6,525
Debt securities
Korean treasury securities and government agency securities		4,702		4,702		3,757		3,757		7,111		7,111
Debt securities issued by financial institutions		6,981		6,981		7,241		7,241		11,172		11,172
Corporate debt securities		6,120		6,120		4,980		4,980		5,904		5,904
Asset-backed securities		1,211		1,211		5,216		5,216		2,730		2,730
Others		346		346		417		417		528		528

Total available-for-sale		22,392		22,392		24,988		24,988		33,970		33,970

Held-to-maturity financial assets:
Debt securities
Korean treasury securities and government agency securities		3,557		3,772		2,592		2,707		2,218		2,331
Debt securities issued by financial institutions		1,262		1,280		1,864		1,885		1,869		1,825
Corporate debt securities		7,278		7,525		5,530		5,706		3,488		3,602
Asset-backed securities		472		474		4,164		4,208		3,603		3,643

Total held-to-maturity		12,569		13,051		14,150		14,506		11,178		11,401

Financial assets at fair value through profit or loss:
Financial assets held for trading
Equity securities		358		358		642		642		3,041		3,041
Debt securities
Korean treasury securities and government agency securities		3,067		3,067		2,510		2,510		5,390		5,390
Debt securities issued by financial institutions		4,049		4,049		3,973		3,973		11,186		11,186
Corporate debt securities		1,827		1,827		2,106		2,106		4,595		4,595
Asset-backed securities		319		319		316		316		222		222
Others		451		451		418		418		1,594		1,594
Others		51		51		69		69		71		71

Sub-total		10,122		10,122		10,034		10,034		26,099		26,099

Financial assets designated at fair value through profit or loss
Equity securities		134		134		196		196		66		66
Debt securities		—		—		146		146		332		332
Derivative-linked securities		502		502		798		798		1,361		1,361

Sub-total		636		636		1,140		1,140		1,759		1,759

Total financial assets at fair value through profit or loss		10,758		10,758		11,174		11,174		27,858		27,858

Total securities	￦	45,719	￦	46,201	￦	50,312	￦	50,668	￦	73,006	￦	73,229

Maturity Analysis

The following table categorizes our debt securities by maturity and weighted average yield as of December 31, 2016:

	Within 1 Year		Weighted Average Yield(1)	Over 1 But within 5 Years		Weighted Average Yield(1)	Over 5 But within 10 Years		Weighted Average Yield(1)	Over 10 Years		Weighted Average Yield(1)	Total		Weighted Average Yield(1)
	(in billions of Won, except percentages)
Available-for-sale financial assets:
Korean treasury securities and government agencies	￦	287	2.30%	￦	5,486	2.42%	￦	1,335	2.17%	￦	3	4.83%	￦	7,111	2.37%
Debt securities issued by financial institutions		5,192	1.74		5,807	1.81		173	3.34		—	—		11,172	1.81
Corporate debt securities		1,721	3.05		3,901	2.56		241	3.03		41	5.81		5,904	2.75
Asset-backed securities		1,062	1.75		942	1.97		450	2.53		276	2.55		2,730	2.04
Others		110	0.87		—	—		—	—		418	3.74		528	3.27

Total	￦	8,372	2.02%	￦	16,136	2.21%	￦	2,199	2.43%	￦	738	3.47%	￦	27,445	2.21%

Held-to-maturity financial assets:
Korean treasury securities and government agencies	￦	443	3.75%	￦	1,580	4.55%	￦	49	2.71%	￦	146	4.21%	￦	2,218	4.32%
Debt securities issued by financial institutions		280	3.71		242	3.48		149	3.05		1,198	4.70		1,869	4.26
Corporate debt securities		1,141	4.16		1,699	4.25		421	2.95		227	2.58		3,488	3.95
Asset-backed securities		—	—		2,313	2.26		1,270	2.34		20	3.24		3,603	2.29

Total	￦	1,864	3.99%	￦	5,834	3.51%	￦	1,889	2.54%	￦	1,591	4.33%	￦	11,178	3.54%

Financial assets at fair value through profit or loss:
Financial assets held for trading:
Korean treasury securities and government agency securities	￦	1,274	2.92%	￦	2,999	2.15%	￦	687	2.39%	￦	430	3.29%	￦	5,390	2.45%
Debt securities issued by financial institutions		6,496	1.93		4,294	1.94		391	3.33		5	3.27		11,186	1.99
Corporate debt securities		2,071	2.63		2,348	2.49		121	3.05		55	4.63		4,595	2.59
Asset-backed securities		70	1.95		152	1.98		—	—		—	—		222	1.97
Others		1,494	1.58		99	3.39		—	—		1	4.33		1,594	1.64

Sub-total	￦	11,405	2.05%	￦	9,892	2.15%	￦	1,199	2.77%	￦	491	3.44%	￦	22,987	2.15%

Financial assets designated at fair value through profit or loss
Corporate debt securities	￦	128	2.88%	￦	189	3.41%	￦	—	—	￦	15	6.70	￦	332	3.35%

Sub-total	￦	128	2.88%	￦	189	3.41%	￦	—	—	￦	15	6.70	￦	332	3.35%

Total	￦	11,533	2.06%	￦	10,081	2.17%	￦	1,199	2.77%	￦	506	3.53%	￦	23,319	2.17%

(1)

The weighted average yield for the portfolio represents the yield to maturity for each individual security, weighted using its carrying amount (which is the amortized cost in the case of held-to-maturity financial assets and the fair value in the case of available-for-sale financial assets and financial assets at fair value through profit or loss).

Concentrations of Risk

As of December 31, 2016, we held the following securities of individual issuers where the aggregate carrying amount of those securities exceeded 10% of our stockholders’ equity at such date. As of December 31, 2016, our stockholders’ equity was ￦30,998 billion.

	Carrying Amount		Market Value
	(in billions of Won)
Name of issuer:
Korean government	￦	13,470	￦	13,565
Korea Housing Finance Corporation		7,361		7,400
Bank of Korea		6,586		6,586
Korea Development Bank		3,731		3,735

Total	￦	31,148	￦	31,286

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

Our primary funding strategy has been to achieve low-cost funding by increasing the average balances of low-cost retail deposits, in particular demand deposits and time deposits. We also have focused our marketing efforts on higher net worth individuals, who account for a significant portion of the assets in our retail deposit base. Customer deposits accounted for 82.4% of total funding as of December 31, 2014, 82.1% of total funding as of December 31, 2015 and 79.7% of total funding as of December 31, 2016.

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

The following table shows the average balances of our deposits and the average rates paid on our deposits for the periods indicated:

	2014			2015			2016
	Average Balance(1)		Average Rate Paid	Average Balance(1)		Average Rate Paid	Average Balance(1)		Average Rate Paid
	(in billions of Won, except percentages)
Demand deposits:
Non-interest bearing	￦	3,486	—	￦	3,836	—	￦	4,073	—
Interest bearing		67,612	0.42%		82,614	0.35%		97,858	0.30%
Time deposits		130,258	2.70		123,977	2.16		125,612	1.69
Certificates of deposit		1,689	2.72		3,645	1.92		3,387	1.65

Average total deposits	￦	203,045	1.89%	￦	214,072	1.42%	￦	230,930	1.09%

(1)	Average balances are based on daily balances for our banking, credit card and investment and securities operations and monthly or quarterly balances for our other operations.

For a description of our retail deposit products, see “—Business—Retail Banking—Lending Activities—Mortgage and Home Equity Lending” and “—Business—Retail Banking—Deposit-Taking Activities.”

Time Deposits and Certificates of Deposit

The following table presents the remaining maturities of our time deposits and certificates of deposit which had a fixed maturity in excess of ￦100 million as of December 31, 2016:

	Time Deposits		Certificates of Deposit		Total
	(in billions of Won)
Maturing within three months	￦	23,820	￦	1,448	￦	25,268
After three but within six months		12,666		481		13,147
After six but within 12 months		23,254		926		24,180
After 12 months		1,997		—		1,997

Total	￦	61,737	￦	2,855	￦	64,592

Long-term borrowings

The aggregate amount of contractual maturities of all long-term borrowings (comprising debentures and debt) as of December 31, 2016 was as follows:

	As of December 31, 2016
	(in billions of Won)
Due in 2017	￦	12,299
Due in 2018		9,033
Due in 2019		6,745
Due in 2020		4,102
Due in 2021		3,523
Thereafter		3,705

Gross long-term borrowings		39,407
Fair value adjustments		2
Deferred financing costs		(2)
Discount		(30)

Total long-term borrowings, net	￦	39,377

Short-term borrowings

The following table presents information regarding our short-term borrowings (borrowings with an original maturity of one year or less) for the periods indicated:

	As of and for the Year Ended December 31,
	2014		2015		2016
	(in billions of Won, except percentages)
Call money:
Year-end balance	￦	2,882	￦	2,091	￦	2,940
Average balance(1)		4,164		3,016		2,576
Maximum balance(2)		5,503		4,049		3,422
Average interest rate(3)		1.87%		1.20%		1.06%
Year-end interest rate		0.10-3.61%		0.24-5.00%		0.08-3.30%
Borrowings from the Bank of Korea:(4)
Year-end balance	￦	1,003	￦	1,421	￦	1,644
Average balance(1)		763		1,323		1,571
Maximum balance(2)		1,048		1,610		1,714
Average interest rate(3)		0.92%		0.72%		0.68%
Year-end interest rate		0.50-1.00%		0.50-0.75%		0.50-0.75%
Other short-term borrowings:(5)
Year-end balance	￦	9,025	￦	7,220	￦	17,283
Average balance(1)		7,460		7,989		10,437
Maximum balance(2)		9,164		8,766		13,727
Average interest rate(3)		1.41%		1.18%		0.98%
Year-end interest rate		0.00-8.62%		0.00-8.62%		0.00-5.40%

(1)	Average balances are based on daily balances for our banking, credit card and investment and securities operations and monthly or quarterly balances for our other operations.
(2)	Maximum balances are based on month-end balances.
(3)	Average interest rates for the year are calculated by dividing the total interest expense by the average amount borrowed.
(4)

Borrowings from the Bank of Korea generally mature within one month for borrowings in Won and six months for borrowings in foreign currencies. These short-term borrowings were secured by securities totaling ￦1,741 billion as of December 31, 2016.

(5)

Other short-term borrowings include securities sold under repurchase agreement, bills sold, borrowings and debentures. Other short-term borrowings have maturities of one year or less. Securities sold under repurchase agreements were secured by securities totaling ￦9,337 billion as of December 31, 2016.

Supervision and Regulation

Principal Regulations Applicable to Financial Holding Companies

General

The Financial Holding Company Act, last amended on July 31, 2015, regulates Korean financial holding companies and their subsidiaries. The entities that regulate and supervise Korean financial holding companies and their subsidiaries are the Financial Services Commission and the Financial Supervisory Service.

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

The Financial Holding Company Act requires every financial holding company (other than a financial holding company that is controlled by another financial holding company) and its subsidiaries to obtain prior approval from the Financial Services Commission before acquiring control of another company or to file a report with the Financial Services Commission within 30 days thereafter in certain cases (including acquiring control of another company whose assets are less than ￦100 billion as of the end of the immediately preceding fiscal year). In addition, the Financial Services Commission must grant permission to liquidate or to merge with any other company before the liquidation or merger. A financial holding company must report to the Financial Services Commission when certain events, including the following, occur:

•	when the largest shareholder changes;

•	in the case of a bank holding company, when a major investor changes;

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

A bank holding company, which is a financial holding company controlling banks or other financial institutions conducting banking business as prescribed in the Financial Holding Company Act, was required to maintain a total minimum consolidated capital adequacy ratio of 8.875% (including applicable additional capital buffers and requirements as described below) as of December 31, 2016. “Consolidated capital adequacy ratio” is defined as the ratio of equity capital as a percentage of risk-weighted assets on a consolidated basis, determined in accordance with the Financial Services Commission requirements that have been formulated based on Bank of International Settlements (“BIS”) standards. “Equity capital,” as applicable to bank holding companies, is defined as the sum of common equity Tier I capital, additional Tier I capital and Tier II capital less any deductible items, each as defined under the Regulation on the Supervision of Financial Holding Companies. “Risk-weighted assets” is defined as the sum of credit risk-weighted assets and market risk-weighted assets.

Pursuant to amended regulations promulgated by the Financial Services Commission commencing in 2013 to implement Basel III, Korean bank holding companies were required to maintain a minimum ratio of common equity Tier I capital to risk-weighted assets of 3.5% and Tier I capital to risk-weighted assets of 4.5% from December 1, 2013, which minimum ratios were increased to 4.0% and 5.5%, respectively, from January 1, 2014 and increased further to 4.5% and 6.0%, respectively, from January 1, 2015. Such requirements are in addition to the pre-existing requirement for a minimum ratio of Tier I and Tier II capital (less any capital deductions) to risk-weighted assets of 8.0%, which remains unchanged. The amended regulations also require an additional capital conservation buffer of 0.625% in 2016 and 1.25% in 2017, with such buffer to increase in stages to 2.5% by 2019, as well as a potential counter-cyclical capital buffer of up to 2.5% by 2019, which is determined on a quarterly basis by the Financial Services Commission. Furthermore, we were designated as one of five domestic systemically important banks for 2016 by the Financial Services Commission and were subject to an additional capital requirement of 0.25% in 2016. In December 2016, we were again designated as a domestic systemically important bank for 2017, which would subject us to an additional capital requirement of 0.50% in 2017, if deemed necessary, with such potential requirement to increase in stages to 1.0% by 2019.

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

Financial Exposure to Any Individual Customer and Major Investor

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

Further, the total sum of credits (as defined in the Financial Holding Company Act, the Bank Act, the Financial Investment Services and Capital Markets Act, the Insurance Business Act, the Mutual Savings Bank Act and the Specialized Credit Financial Business Act, respectively) of a bank holding company and its direct and indirect subsidiaries that are banks, merchant banks, financial investment companies, insurance companies, savings banks or specialized credit financial business companies as applicable (“Bank Holding Company Total Credit”) extended to a “major investor” (as defined below) (together with the persons who have a special relationship with that major investor) will not be permitted to exceed the lesser of (x) 25% of the net aggregate equity capital and (y) the amount of the equity capital of the bank holding company multiplied by the shareholding ratio of the major investor, except for certain cases.

“Major Investor” is defined as:

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

In addition, the total sum of the Bank Holding Company Total Credit granted to all of a bank holding company’s major investor must not exceed 25% of the bank holding company’s net aggregate equity capital. Furthermore, any bank holding company that, together with its direct and indirect subsidiaries, intends to extend credit to the bank holding company’s major investor in an amount equal to or exceeding the lesser of (x) the amount equivalent to 0.1% of the net aggregate equity capital and (y) ￦5 billion, in any single transaction, must obtain prior unanimous board resolutions and then, immediately after providing the credit, must file a report to the Financial Services Commission and publicly disclose the filing of the report.

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

Restrictions on Transactions between a Bank Holding Company and its Major Investor

A bank holding company and its direct and indirect subsidiaries may not acquire (including through their respective trust accounts) shares issued by the bank holding company’s major investor in excess of 1% of the net aggregate equity capital (as defined above). In addition, if those entities intend to acquire shares issued by that major investor in any single transaction equal to or exceeding the lesser of (x) the amount equivalent to 0.1% of the net aggregate equity capital and (y) ￦5 billion, that entity must obtain prior unanimous board resolutions and then, immediately after the acquisition, file a report to the Financial Services Commission and publicly disclose the filing of the report.

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

All banks must meet minimum ratios of Tier I and Tier II capital (less any capital deductions) to risk-weighted assets, determined in accordance with Financial Services Commission requirements that have been formulated based on BIS standards. These requirements were adopted and became effective in 1996, and were amended effective January 1, 2008 upon the implementation by the Financial Supervisory Service of Basel II. Under such requirements, all domestic banks and foreign bank branches were required to meet a minimum ratio of Tier I and Tier II capital (less any capital deductions) to risk-weighted assets of 8%. Commencing in July 2013, the Financial Services Commission promulgated amended regulations implementing Basel III in Korea, pursuant to which Korean banks and bank holding companies were required to maintain a minimum ratio of common equity Tier I capital to risk-weighted assets of 3.5% and Tier I capital to risk-weighted assets of 4.5% from December 1, 2013, which minimum ratios were increased to 4.0% and 5.5%, respectively, from January 1, 2014 and increased further to 4.5% and 6.0%, respectively, from January 1, 2015. Such requirements are in addition to the pre-existing requirement for a minimum ratio of Tier I and Tier II capital (less any capital deductions) to risk-weighted assets of 8.0%, which remains unchanged. The amended regulations also require an additional capital conservation buffer of 0.625% starting in 2016, with such buffer to increase in stages to 2.5% by 2019, as well as a potential counter-cyclical capital buffer of up to 2.5% by 2019, which is determined on a quarterly basis by the Financial Services Commission. Furthermore, we were designated as one of five domestic systemically important banks for 2016 by the Financial Services Commission and were subject to an additional capital requirement of 0.25% in 2016. In December 2016, we were again designated as a domestic systemically important bank for 2017, which would subject us to an additional capital requirement of 0.50% in 2017, if deemed necessary, with such potential requirement to increase in stages to 1.0% by 2019.

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

Liquidity

All banks are required to ensure adequate liquidity by matching the maturities of their assets and liabilities in accordance with the Regulation on the Supervision of the Banking Business. Banks may not invest an amount exceeding 100% of their Tier I and Tier II capital (less any capital deductions) in equity securities and certain other securities with a redemption period of over three years. This stipulation does not apply to Korean government bonds, Monetary Stabilization Bonds issued by the Bank of Korea or debentures and stocks referred to in items 1 and 2, respectively, of paragraph (6) of Article 11 of the Act on the Improvement of the Structure of the Financial Industry. The Financial Services Commission uses the liquidity coverage ratio (described below) as the principal liquidity risk management measure, and currently requires each Korean bank to:

•

maintain a liquidity coverage ratio (defined as the ratio of highly liquid assets to total net cash outflows over a 30-day period) of not less than 90%, from January 1, 2017 until December 31, 2017, with such minimum liquidity coverage ratio to increase in increments of 5% per annum to 100% by 2019;

•

maintain a foreign currency liquidity coverage ratio of not less than 60% from January 1, 2017 until December 31, 2017, with such minimum foreign currency liquidity coverage ratio to increase in increments of 10% per annum to 80% by 2019; provided, however, that the foreign currency liquidity ratio (defined as the ratio of foreign currency assets due within three months to foreign currency liabilities due within three months) would apply if the amount of foreign currency assets and the ratio of foreign currency liabilities to total liabilities are less than the respective amount and ratio, or in certain other cases, specified under the Bank Act and the regulations thereunder; and

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

Furthermore, under the Regulation on the Supervision of the Banking Business, Kookmin Bank is required to maintain a minimum “mid- to long-term foreign exchange funding ratio” of 100%. “Mid-to long term foreign exchange funding ratio” refers to the ratio of (1) the total outstanding amount of foreign exchange borrowing with a maturity of more than one year to (2) the total outstanding amount of foreign exchange lending with a maturity of one year or more.

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

(i)	loans bearing no profit made to a single business group in an amount exceeding 10% of the sum of the bank’s Tier I and Tier II capital (less any capital deductions) as of the end of the previous month (where the loan exposure to that borrower is calculated pursuant to the criteria under the Detailed Regulation on the Supervision of the Banking Business), unless the loan exposure to that group is not more than ￦4 billion; and

(ii)	any loss due to court judgments or similar decisions in civil proceedings in an amount exceeding 1% of the sum of the bank’s Tier I and Tier II capital (less any capital deductions) as of the end of the previous month, unless the loss is not more than ￦1 billion.

Restrictions on Lending

Pursuant to the Bank Act, commercial banks may not provide:

•	loans directly or indirectly secured by a pledge of a bank’s own shares;

•	loans directly or indirectly to enable a natural or juridical person to buy the bank’s own shares;

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

A bank may possess real estate property only to the extent necessary for the conduct of its business. The aggregate value of such property may not exceed 60% of the sum of the bank’s Tier I and Tier II capital (less any capital deductions). Any property that a bank acquires by exercising its rights as a secured party, or which a bank is prohibited from acquiring under the Bank Act, must be disposed of within three years, unless specified otherwise by the regulations thereunder.

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

Credit Card Business

General

In order to enter the credit card business, a company must obtain a license from the Financial Services Commission. Credit card businesses are governed by the Specialized Credit Financial Business Act, enacted on August 28, 1997 and last amended on March 29, 2016, which sets forth specific requirements with respect to the credit card business as well as generally prohibiting unsound business practices relating to the credit card business which may infringe on the rights of credit card holders or negatively affect the soundness of the credit card industry. Credit card companies, including our wholly-owned subsidiary, KB Kookmin Card Co., Ltd., are regulated by the Financial Services Commission and the Financial Supervisory Service.

Disclosure and Reports

Under the Specialized Credit Financial Business Act and the regulations thereunder, a credit card company is required to disclose on a periodic and on-going basis certain material matters and events. In addition, a credit card company must submit monthly and/or quarterly business reports with respect to its results of operations to the Governor of the Financial Supervisory Service, in accordance with the guidelines of the Financial Supervisory Service.

Restrictions on Funding

Under the Specialized Credit Financial Business Act and the regulations thereunder, a credit card company must ensure that its total assets do not exceed an amount equal to six times its equity capital, and that the ratio of its adjusted equity capital to its adjusted total assets is not less than 8%. However, if a credit card company is unable to comply with such limit upon the occurrence of unavoidable events, such as drastic changes in the domestic and global financial markets, such limit may be adjusted through a resolution of the Financial Services Commission.

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

In addition, a credit card company may not solicit credit card members by:

•

providing economic benefits or promising to provide economic benefits in excess of 10% of the annual credit card fee (in the case of credit cards with annual fees that are less than the average of the annual fees charged by the major credit cards in Korea, the annual fee will be deemed to be equal to such average annual fee) in connection with issuing a credit card; provided, however, that providing economic benefits or promising to provide economic benefits not exceeding the amount of the annual credit card fee to an applicant that becomes a credit card member through an online platform is permissible;

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

Act on the Corporate Governance of Financial Companies

The Act on the Corporate Governance of Financial Companies, which became effective on August 1, 2016, was enacted to address the need for strengthened regulations on corporate governance of financial institutions and to serve as a uniform set of regulations on corporate governance matters applicable to financial institutions across a variety of industry sectors. It contains several key measures, including (i) eligibility requirements for officers of financial institutions and standards for determining whether officers of financial institutions may hold concurrent positions in other companies, (ii) standards for composition and operation of the board of directors of financial institutions, (iii) standards for establishment, composition and operation of various committees of the board of directors of financial institutions, (iv) regulations on internal control and risk management, (v) requirements and procedures for the approval of a change of major shareholders and (vi) special regulations to protect the rights of minority shareholders of financial institutions.

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

The following chart provides an overview of our structure, including our significant subsidiaries and our ownership of such subsidiaries as of the date of this annual report:

Our largest subsidiary is Kookmin Bank, the assets of which represented approximately 81.7% of our total assets as of December 31, 2016. The following table provides summary information for our operating subsidiaries that are consolidated in our consolidated financial statements as of and for the year ended December 31, 2016, including their consolidated total assets, operating revenue, profit (loss) and total equity:

Subsidiaries	Total Assets		Operating Revenue		Profit (Loss)		Total Equity
	(in millions of Won)
Kookmin Bank	￦	307,066,370	￦	17,866,478	￦	964,256	￦	23,325,002
KB Securities Co., Ltd.		32,382,795		2,444,185		(93,428)		4,184,356
KB Kookmin Card Co., Ltd.		15,772,036		3,017,568		317,103		3,964,998
KB Life Insurance Co., Ltd.		8,887,413		1,480,979		12,714		549,564
KB Asset Management Co., Ltd.		170,781		127,435		58,756		154,176
KB Capital Co., Ltd.		7,428,372		473,253		96,785		788,067
KB Savings Bank Co., Ltd.		1,078,130		65,938		10,319		182,209
KB Real Estate Trust Co., Ltd.		216,687		65,230		29,270		182,974
KB Investment Co., Ltd.		315,878		49,425		6,170		147,387
KB Credit Information Co., Ltd.		27,973		37,271		43		20,326
KB Data Systems Co., Ltd.		27,037		76,394		613		14,382

Further information regarding our subsidiaries is provided below:

•

Kookmin Bank was established in Korea in 2001 as a result of the merger of the former Kookmin Bank (established in 1963) and H&CB (established in 1967). Kookmin Bank provides a wide range of banking and other financial services to individuals, small- and medium-sized enterprises and large corporations in Korea. As of December 31, 2016, Kookmin Bank was one of the largest commercial banks in Korea based upon total assets (including loans) and deposits. As of December 31, 2016, Kookmin Bank had approximately 30.1 million customers, with 1,130 branches nationwide.

•

KB Securities Co., Ltd., formerly known as Hyundai Securities Co., Ltd., was established in Korea in 1962 to provide various securities brokerage and investment banking services. In 2016, we acquired 100% of the outstanding shares of Hyundai Securities, merged another subsidiary, KB Investment & Securities Co., Ltd., with and into Hyundai Securities and changed the name of the surviving entity to KB Securities Co., Ltd.

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

Our registered office and corporate headquarters are located at 84, Namdaemoon-ro, Jung-gu, Seoul 04534, Korea. The following table presents information regarding certain of our properties in Korea:

Type of facility/building	Location	Area (square meters)
Registered office and corporate headquarters	84, Namdaemoon-ro, Jung-gu, Seoul 04534	1,749
Kookmin Bank headquarters building	26, Gukjegeumyung-ro 8-gil, Yeongdeungpo-gu, Seoul 07331	5,354
KB Kookmin Card headquarters building	Jongro-gu, Seoul	3,797
Kookmin Bank training institute	Ilsan	207,560
Kookmin Bank training institute	Daecheon	4,158
Kookmin Bank training institute	Sokcho	15,584
Kookmin Bank training institute	Cheonan	196,649
Kookmin Bank IT center	Gangseo-gu, Seoul	13,116
Kookmin Bank IT center	Yeouido, Seoul	5,928
Kookmin Bank IT center	Yeouido, Seoul	2,006
Kookmin Bank support center	Seongbuk-gu, Seoul	4,748
KB Securities training institute	Kiheung-gu, Yongin	64,600

In addition, we entered into a land purchase agreement in March 2016 to purchase a site of approximately 4,727 square meters located in Yeouido, Seoul, on which we plan to construct a new headquarters building for Kookmin Bank (with a floor space of approximately 56,000 square meters) by 2020. We anticipate that our total capital expenditures for the construction of the building, which is scheduled to be completed in 2020, will amount to approximately ￦420 billion, of which an aggregate amount of ￦158 billion was incurred as of December 31, 2016.

As of December 31, 2016, we had a countrywide network of 1,130 banking branches and sub-branches, as well as 257 branches and sub-branches and ten representative offices for our other operations including our credit card, securities brokerage, life insurance and consumer finance businesses. Approximately one-quarter of these facilities are housed in buildings owned by us, while the remaining branches are leased properties. Lease terms are generally from two to three years and seldom exceed five years. We also have subsidiaries in Cambodia, Singapore, China, the United States and the United Kingdom and branches of Kookmin Bank in Tokyo in Japan, Auckland in New Zealand, New York in the United States and Ho Chi Minh City in Vietnam and Hong Kong, as well as a branch of Kookmin Bank Cambodia PLC in Phnom Penh and branches of Kookmin Bank (China) Ltd. in Beijing, Guangzhou, Harbin, Shanghai and Suzhou in China. Kookmin Bank Hong Kong Ltd., previously one of our operating subsidiaries, was converted to a branch as of January 1, 2017. We also have representative offices of Kookmin Bank in Gurgaon in India, Shanghai in China, Yangon in Myanmar and Hanoi in Vietnam, as well as a representative office of KB Securities in Shanghai in China. We do not own any material properties outside of Korea.

The net carrying amount of all the properties owned by us at December 31, 2016 was ￦ 3,306 billion.

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

Trends in the Korean Economy

Our financial position and results of operations have been and will continue to be significantly affected by financial and economic conditions in Korea. In recent years, commercial banks, consumer finance companies and other financial institutions in Korea have made significant investments and engaged in aggressive marketing in retail lending (including mortgage and home equity loans), leading to substantially increased competition in this segment. Furthermore, in 2014 and 2015, the Korean government implemented several measures to encourage consumer spending and revive the housing market in Korea, including loosening regulations on mortgage lending, which contributed to an increase in our portfolio of retail loans from ￦119,249 billion as of December 31, 2014 to ￦124,194 billion as of December 31, 2015 and ￦134,956 billion as of December 31, 2016. However, the Korean government introduced measures in the second half of 2016 to tighten regulations on mortgage lending and housing subscription in response to the rapid growth in consumer debt and concerns over speculative investments in real estate in certain areas. Signs of decreases in housing prices following the implementation of such measures, together with the high level of consumer debt, could result in further declines in consumer spending and reduced economic growth, which may lead to increases in delinquency levels of our retail loan portfolio. In 2016, we recorded charge-offs of ￦295 billion and provision for loan losses of ￦82 billion in respect of our retail loan portfolio, compared to charge-offs of ￦354 billion and provision for loan losses of ￦116 billion in 2015 and charge-offs of ￦574 billion and provision for loan losses of ￦340 billion in 2014. See “Item 3.D. Risk Factors—Risks relating to our retail credit portfolio.”

Our loans to small- and medium-sized enterprises increased from ￦71,960 billion as of December 31, 2014 to ￦86,065 billion as of December 31, 2016. Substantial growth in lending in Korea to small- and medium-sized enterprises in recent years, and financial difficulties experienced by such enterprises as a result of, among other things, adverse economic conditions in Korea and globally, may lead to increasing delinquencies and a deterioration in overall asset quality in the credit exposures of Korean banks to small- and medium-sized enterprises. In 2016, we recorded charge-offs of ￦467 billion in respect of our loans to small- and medium-sized enterprises, compared to charge-offs of ￦412 billion in 2015 and ￦746 billion in 2014. See “Item 3.D. Risk Factors—Risks relating to our small- and medium-sized enterprise loan portfolio—We have significant exposure to small- and medium-sized enterprises, and any financial difficulties experienced by these customers may result in a deterioration of our asset quality and have an adverse impact on us.”

The Korean economy is closely tied to, and is affected by developments in, the global economy. The overall prospects for the Korean and global economy remain uncertain. In recent years, the global financial markets have experienced significant volatility as a result of, among other things:

•	the financial difficulties affecting many governments worldwide, in particular in Europe and Latin America;

•	the slowdown of economic growth in China and other major emerging market economies;

•	interest rate fluctuations as well as the possibility of further increases in policy rates by the U.S. Federal Reserve and other central banks; and

•

political and social instability in various countries in the Middle East, including Syria, Iraq and Yemen, as well as the recent referendum in the United Kingdom in June 2016, in which a majority of voters voted in favor of Brexit.

In light of the high level of interdependence of the global economy, difficult conditions in the global financial markets, including as a result of any of the foregoing developments, could have a material adverse effect on the Korean economy and financial markets, and in turn on our business, financial condition and results of operations.

We are also exposed to adverse changes and volatility in global and Korean financial markets as a result of our liabilities and assets denominated in foreign currencies and our holdings of trading and investment securities, including structured products. The value of the Won relative to major foreign currencies in general and the U.S. dollar in particular has fluctuated widely in recent years. See “Item 3.A. Selected Financial Data—Exchange Rates.” A depreciation of the Won will increase our cost in Won of servicing our foreign currency-denominated debt, while continued exchange rate volatility may also result in foreign exchange losses for us. Furthermore, as a result of adverse global and Korean economic conditions, there has been significant volatility in securities prices, including the stock prices of Korean and foreign companies in which we hold an interest. Such volatility has resulted in and may lead to further trading and valuation losses on our trading and investment securities portfolio as well as impairment losses on our investments accounted for under the equity method.

As a result of volatile conditions and weakness in the Korean and global economies, as well as factors such as the uncertainty surrounding the global financial markets, fluctuations in oil and commodity prices, interest and exchange rate fluctuations, higher unemployment, lower consumer confidence, increased stock market volatility, potential tightening of fiscal and monetary policies and continued tensions with North Korea, the economic outlook for the financial services sector in Korea in 2017 and for the foreseeable future remains uncertain.

Acquisitions

In recent years, we have engaged in a number of acquisitions, which have affected, and may continue to affect, our results of operations from period to period.

In March 2014, we acquired 52.02% of the outstanding shares of Woori Financial Co., Ltd., a publicly listed Korean consumer finance company, from Woori Finance Holdings Co., Ltd. for ￦280 billion, and subsequently renamed the entity KB Capital Co., Ltd. KB Capital is accounted for as a consolidated subsidiary. See Note 40 of the notes to our consolidated financial statements included elsewhere in this annual report. As of December 31, 2016, KB Capital had total assets of ￦7,428 billion and total equity of ￦788 billion, and in 2016, its total revenues amounted to ￦473 billion and its profit for the year amounted to ￦97 billion. In April 2017, we launched a tender offer to acquire all of the 10,311,498 common shares of KB Capital that we do not own, representing 47.98% of its outstanding common shares, at a cash tender offer price of ￦27,500 per common share. If all such common shares are tendered in the tender offer, which is scheduled to expire on May 12, 2017, we expect that the total cost of the tender offer (including commissions and certain ancillary expenses) will amount to approximately ￦284 billion, which we intend to fund through borrowings and the issuance of debt securities. In the event that not all such common shares are tendered in the tender offer, we plan to engage in a comprehensive stock swap to exchange the remaining common shares of KB Capital for shares of our common stock (in the form of either newly issued shares or treasury shares), at a swap ratio of 0.5201639 shares of our common stock for each common share of KB Capital. The comprehensive stock swap, which may be subject to approval at a shareholders’ meeting of KB Capital and is scheduled to be completed in July 2017, may result in dilution of the interests of existing holders of our common stock, depending on whether new shares of our common stock are required to be issued in the transaction. We expect that, following the tender offer and the comprehensive stock swap, KB Capital will become our wholly owned subsidiary and will be delisted from the Korea Exchange. The completion of the tender offer and the comprehensive stock swap is subject to a number of conditions and, accordingly, we cannot guarantee that they will be completed as planned.

In June 2015, we acquired 19.47% of the outstanding shares of LIG Insurance Co., Ltd., a publicly listed Korean property and casualty insurance company, from a group of individual shareholders for ￦651 billion, and subsequently renamed the entity KB Insurance Co., Ltd. In November 2015, we increased our shareholding in KB Insurance to 33.29% by acquiring its treasury shares for ￦231 billion, and in December 2016, we further increased our shareholding to 39.81% by purchasing new shares of KB Insurance for ￦171 billion in a rights offering. KB Insurance is accounted for as an equity method investee in our consolidated financial statements. See Note 13 of the notes to our consolidated financial statements included elsewhere in this annual report. As of December 31, 2016, KB Insurance had total assets of ￦29,439 billion and total equity of ￦2,447 billion, and in 2016, its total revenues amounted to ￦11,318 billion and its profit for the year amounted to ￦302 billion. In April 2017, in addition to the tender offer for common shares of KB Capital, we launched a tender offer to acquire all of the 40,027,241 common shares of KB Insurance that we do not own, representing 60.19% of its outstanding common shares, at a cash tender offer price of ￦33,000 per common share. If all such common shares are tendered in the tender offer, which is scheduled to expire on May 12, 2017, we expect that the total cost of the tender offer (including commissions and certain ancillary expenses) will amount to approximately ￦1,321 billion, which we intend to fund through existing cash, borrowings and the issuance of debt securities. In the event that not all such common shares are tendered in the tender offer, we plan to engage in a comprehensive stock swap to exchange the remaining common shares of KB Insurance for shares of our common stock (in the form of either newly issued shares or treasury shares), at a swap ratio of 0.57287 shares of our common stock for each common share of KB Insurance. Similar to the planned comprehensive stock swap relating to common shares of KB Capital, the comprehensive stock swap relating to common shares of KB Insurance, which may be subject to approval at a shareholders’ meeting of KB Insurance and is scheduled to be completed in July 2017, may result in dilution of the interests of existing holders of our common stock, depending on whether new shares of our common stock are required to be issued in the transaction. We expect that, following the tender offer and the comprehensive stock swap, KB Insurance will become our wholly owned subsidiary and will be delisted from the Korea Exchange. The completion of the tender offer and the comprehensive stock swap is subject to a number of conditions and, accordingly, we cannot guarantee that they will be completed as planned.

In addition, in May 2016, we acquired 22.56% of the outstanding shares of Hyundai Securities Co., Ltd., a publicly listed Korean securities firm, from Hyundai Merchant Marine Co., Ltd. and other shareholders for ￦1,242 billion, and further increased our shareholding in Hyundai Securities to 29.62% in June 2016 by acquiring treasury shares of Hyundai Securities for ￦107 billion. In October 2016, we increased our shareholding in Hyundai Securities to 100% by effecting a comprehensive stock swap of the outstanding shares of Hyundai Securities for 31,759,844 newly issued shares of common stock of our company, as a result of which Hyundai Securities became a consolidated subsidiary. In connection with such comprehensive stock swap, we recognized gains on bargain purchase of ￦629 billion, representing the excess of the total identifiable net assets of Hyundai Securities over the total consideration transferred (consisting of the sum of the fair value of our holdings of Hyundai Securities shares at the time of the comprehensive stock swap and the value of our common shares issued in the comprehensive stock swap), which was recorded as part of our non-operating income for 2016. See Note 44.1 of the notes to our consolidated financial statements included elsewhere in this annual report. Following such transaction, we merged an existing subsidiary, KB Investment & Securities, with and into Hyundai Securities in December 2016 and changed the name of the surviving entity to KB Securities Co., Ltd. As of December 31, 2016, KB Securities had total assets of ￦32,383 billion and total equity of ￦4,184 billion, and in 2016, its total revenues amounted to ￦2,444 billion and its loss for the year amounted to ￦93 billion, excluding the revenues and profit of Hyundai Securities for the period before it became our consolidated subsidiary.

Changes in Accounting Policies

For information regarding changes to our accounting policies and their effect on our consolidated financial statements, see Note 2.1 of the notes to our consolidated financial statements included elsewhere in this annual report.

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

	June 29, 2012		Dec. 31, 2012		June 28, 2013		Dec. 31, 2013		June 30, 2014		Dec. 31, 2014		June 30, 2015		Dec. 31, 2015		June 30, 2016		Dec. 30, 2016
KOSPI		1,854.01		1,997.05 (4)		1,863.32		2,011.34 (5)		2,002.21		1,915.59 (6)		2,074.20		1,961.31 (7)		1,970.35		2,026.46 (8)
￦/US$ exchange rates(1)	￦	1,141.2	￦	1,063.2	￦	1,141.5	￦	1,055.3	￦	1,011.6	￦	1,090.9	￦	1,117.3	￦	1,169.3	￦	1,154.15	￦	1,203.73
Corporate bond rates(2)		3.94%		3.44%		3.54%		3.64%		3.42%		2.87%		2.51%		2.64%		2.26%		2.79%
Treasury bond rates(3)		3.30%		2.82%		2.88%		2.86%		2.68%		2.10%		1.79%		1.66%		1.25%		1.64%

(1)	Represents the noon buying rate on the dates indicated.
(2)	Measured by the yield on three-year Korean corporate bonds rated as A+ by the Korean credit rating agencies.
(3)	Measured by the yield on three-year treasury bonds issued by the Ministry of Strategy and Finance of Korea.
(4)	As of December 28, 2012, the last day of trading for the KRX KOSPI Market in 2012.
(5)	As of December 30, 2013, the last day of trading for the KRX KOSPI Market in 2013.
(6)	As of December 30, 2014, the last day of trading for the KRX KOSPI Market in 2014.
(7)	As of December 30, 2015, the last day of trading for the KRX KOSPI Market in 2015.
(8)	As of December 29, 2016, the last day of trading for the KRX KOSPI Market in 2016.

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

Our consolidated financial statements for the year ended December 31, 2016 included total allowances for loan losses of ￦2,278 billion as of that date. Our total loan charge-offs, net of recoveries, amounted to ￦884 billion and we recorded a provision for loan losses (which forms a part of the provision for credit losses, together with provisions for unused loan commitments, acceptances and guarantees, financial guarantee contracts and other financial assets) of ￦579 billion in 2016.

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

For financial instruments traded in the over-the-counter market, we measure the fair value of such instruments as the arithmetic mean of prices obtained from Korea Asset Pricing (an affiliate of Fitch Ratings), KIS Pricing (an affiliate of Moody’s Investors Service), NICE Pricing and Information and FN Pricing, all four of which are recognized as major qualified independent pricing services in Korea. There are extremely rare cases where we do not receive price quotes from all three of the pricing services described above. In such cases, we contact the pricing service which did not submit a price quote to discuss the reason why it cannot provide a price and, following such discussion, we use the arithmetic mean of only the prices obtained from the other pricing services so long as there is no reason to believe that the prices that have been submitted are inadequate. We generally do not adjust the prices we obtain from these independent pricing services, as the variance among such prices is insignificant in most cases (primarily because most of the financial instruments we hold consist of government bonds and highly-rated corporate bonds, there is a high volume of transactions in the over-the-counter market and actual transaction prices are monitored and referenced by the pricing services).

Our consolidated financial statements for the year ended December 31, 2016 included financial assets measured at fair value using a valuation technique of ￦44,877 billion, representing 68.82% of total financial assets measured at fair value, and financial liabilities measured at fair value using a valuation technique of ￦14,311 billion, representing 89.84% of total financial liabilities measured at fair value. As used herein, the fair value using a valuation technique means the fair value at Level 2 and Level 3 in the fair value hierarchy.

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

Our consolidated financial statements for the year ended December 31, 2016 included deferred income tax assets and liabilities of ￦134 billion and ￦103 billion, respectively, as of that date, after offsetting of ￦1,150 billion of deferred income tax liabilities and assets.

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

Results of Operations

Net Interest Income

The following table shows, for the periods indicated, the principal components of our net interest income:

	Year Ended December 31,						Percentage Change
	2014		2015		2016		2015/2014	2016/2015
	(in billions of Won, except percentages)						(%)
Interest income
Due from financial institutions(1)	￦	190	￦	152	￦	111	(20.0)%	(27.0)%
Loans		10,325		9,235		9,021	(10.6)	(2.3)
Financial investments (debt securities)(2)		1,120		989		890	(11.7)	(10.0)

Total interest income		11,635		10,376		10,022	(10.8)	(3.4)

Interest expense
Deposits		3,845		3,035		2,477	(21.1)	(18.4)
Debts		342		271		289	(20.8)	6.6
Debentures		1,032		867		853	(16.0)	(1.6)

Total interest expense		5,219		4,173		3,619	(20.0)	(13.3)

Net interest income	￦	6,416	￦	6,203	￦	6,403	(3.3)	(3.2)

Net interest margin(3)		2.39%		2.20%		2.13%

(1)	Consists of cash and interest earning deposits in other banks.
(2)	Consists of debt securities in our available-for-sale and held-to-maturity financial asset portfolios.
(3)	The ratio of net interest income to average interest earning assets. See “Item 3.A. Selected Financial Data—Profitability ratios and other data.”

Comparison of 2016 to 2015

Interest income. Interest income decreased 3.4% from ￦10,376 billion in 2015 to ￦10,022 billion in 2016, primarily as a result of a 2.3% decrease in interest on loans and a 10.0% decrease in interest on debt securities in our financial investments portfolio. Average yields on our interest earning assets decreased 34 basis points from 3.67% in 2015 to 3.33% in 2016, which reflected a decrease in the general level of interest rates in Korea in 2016 compared to 2015. The effect of this decrease was partially offset by a 6.7% increase in the average volume of our interest earnings assets from ￦282,315 billion in 2015 to ￦301,185 billion in 2016, principally due to growth in our loan portfolio.

The 2.3% decrease in interest on loans from ￦9,235 billion in 2015 to ￦9,021 billion in 2016 was primarily the result of:

•

a 34 basis point decrease in the average yields on corporate loans from 3.42% in 2015 to 3.08% in 2016, which was partially offset by a 6.5% increase in the average volume of such loans from ￦105,821 billion in 2015 to ￦112,657 billion in 2016;

•

a 23 basis point decrease in the average yields on home equity loans from 3.12% in 2015 to 2.89% in 2016, which was partially offset by a 1.4% increase in the average volume of such loans from ￦33,572 billion in 2015 to ￦34,048 billion in 2016;

•

a 28 basis point decrease in the average yields on mortgage loans from 3.02% in 2015 to 2.74% in 2016, which was partially offset by an 8.1% increase in the average volume of such loans from ￦51,467 billion in 2015 to ￦55,638 billion in 2016; and

•

a 57 basis point decrease in the average yields on other consumer loans from 5.21% in 2015 to 4.64% in 2016, which was mostly offset by an 11.8% increase in the average volume of such loans from ￦35,351 billion in 2015 to ￦39,506 billion in 2016.

The average yields on corporate loans, home equity loans, mortgage loans and other consumer loans decreased mainly as a result of the decrease in the general level of interest rates in Korea applicable to such loans from 2015 to 2016. The increase in the average volume of corporate loans mainly reflected our increased marketing efforts as well as increased demand for such loans from corporate borrowers in Korea. The increase in the average volume of home equity loans and mortgage loans mainly reflected increased demand for such loans in Korea, following initiatives by the Korean government in 2015 to revive the housing market in Korea by loosening regulations on mortgage lending. The increase in the average volume of other consumer loans mainly reflected higher demand for such loans in Korea.

Overall, the average yields on our loans decreased by 33 basis points from 3.83% in 2015 to 3.50% in 2016, while the average volume of our loans increased 7.0% from ￦240,912 billion in 2015 to ￦257,687 billion in 2016.

Debt securities in our financial investments portfolio consist of available-for-sale debt securities and held-to-maturity debt securities, including debt securities issued by government-owned or -controlled enterprises or financial institutions and debt securities issued by Korean banks and other financial institutions. The 10.0% decrease in interest on debt securities in our financial investments portfolio from ￦989 billion in 2015 to ￦890 billion in 2016 was primarily the result of a 50 basis point decrease in average yields on such debt securities from 3.05% in 2015 to 2.55% in 2016, which was partially offset by a 7.5% increase in the average volume of such debt securities from ￦32,423 billion in 2015 to ￦34,868 billion in 2016. The decrease in average yields on such debt securities was primarily due to a decrease in the general level of interest rates in Korea for debt securities from 2015 to 2016. The increase in the average volume of such debt securities primarily reflected an increase in our purchases of debt securities issued by government-owned or -controlled enterprises and financial institutions.

Interest expense. Interest expense decreased 13.3% from ￦4,173 billion in 2015 to ￦3,619 billion in 2016 primarily due to an 18.4% decrease in interest expense on deposits, which was offset in part by a 6.6% increase in interest expense on debts. The average cost of interest bearing liabilities decreased by 33 basis points from 1.60% in 2015 to 1.27% in 2016, which was driven mainly by the lower interest rate environment in Korea in 2016. The effect of this decrease was offset in part by an 8.9% increase in the average volume of interest bearing liabilities from ￦260,770 billion in 2015 to ￦283,868 billion in 2016, which mainly reflected an increase in the average volume of deposits.

The 18.4% decrease in interest expense on deposits from ￦3,035 billion in 2015 to ￦2,477 billion in 2016 was primarily due to a 47 basis point decrease in the average cost of time deposits from 2.16% in 2015 to 1.69% in 2016, which was offset in part by a 1.3% increase in the average volume of such deposits from ￦123,977 billion in 2015 to ￦125,612 billion in 2016. The decrease in the average cost of time deposits mainly reflected a decrease in the general level of interest rates in Korea from 2015 to 2016. The increase in the average volume of time deposits was principally due to an increase in time deposits for corporate customers. Overall, the average cost of our deposits decreased by 35 basis points from 1.44% in 2015 to 1.09% in 2016, while the average volume of our deposits increased 7.9% from ￦210,236 billion in 2015 to ￦226,857 billion in 2016.

The 6.6% increase in interest expense on debts from ￦271 billion in 2015 to ￦289 billion in 2016 was mainly due to a 16.0% increase in the average volume of debts from ￦19,649 billion in 2015 to ￦22,798 billion in 2016, which was partially offset by an 11 basis point decrease in the average cost of debts from 1.38% in 2015 to 1.27% in 2016. The increase in the average volume of debts was principally due to increased use of repurchase agreements to meet our funding needs. The decrease in the average cost of debts mainly reflected the general decrease in market interest rates in Korea in 2016.

Net interest margin. Net interest margin represents the ratio of net interest income to average interest earning assets. Our overall net interest margin decreased from 2.20% in 2015 to 2.13% in 2016, as a 3.2% increase in our net interest income from ￦6,203 billion in 2015 to ￦6,403 billion in 2016 was outpaced by a 6.7% increase in the average volume of our interest earnings assets from ￦282,315 billion in 2015 to ￦301,185 billion in 2016. The 6.7% growth in average interest earning assets was outpaced by an 8.9% increase in average interest bearing liabilities from ￦260,770 billion in 2015 to ￦283,868 billion in 2016, while the decrease in interest income was outpaced by a decrease in interest expense, resulting in an increase in net interest income. However, our net interest spread, which represents the difference between the average yield on our interest earning assets and the average cost of our interest bearing liabilities, declined slightly from 2.07% in 2015 to 2.06% in 2016. The decline in our net interest spread reflected a larger decrease in the average yield of our interest earning assets, relative to the decrease in the average cost of our interest bearing liabilities, primarily due to the earlier adjustment of interest rates on interest earning assets compared to interest rates on interest bearing liabilities in the context of the lower interest rate environment in 2016.

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

Net interest margin. Our overall net interest margin decreased from 2.39% in 2014 to 2.20% in 2015, as a 3.3% decrease in our net interest income from ￦6,416 billion in 2014 to ￦6,203 billion in 2015 was enhanced by a 5.2% increase in the average volume of our interest earning assets from ￦268,330 billion in 2014 to ￦282,315 billion in 2015. The growth in average interest earning assets was outpaced by a 5.7% increase in average interest bearing liabilities from ￦246,692 billion in 2014 to ￦260,770 billion in 2015, while the decrease in interest income outpaced a decrease in interest expense, resulting in a decrease in net interest income. Our net interest spread declined from 2.22% in 2014 to 2.07% in 2015. The decline in our net interest spread reflected a larger decrease in the average yield of our interest earning assets, relative to the decrease in the average cost of our interest bearing liabilities, primarily due to the earlier adjustment of interest rates on interest earning assets compared to interest rates on interest bearing liabilities in the context of the lower interest rate environment, as well as the continuing rate-based competition in the Korean banking industry for the marketing of both loan and deposit products.

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

Comparison of 2016 to 2015

Our provision for credit losses decreased 48.0% from ￦1,037 billion in 2015 to ￦539 billion in 2016, primarily due to a decrease in provision for loan losses in respect of our corporate loans. Such decrease resulted mainly from an improvement in the overall asset quality of our corporate loan portfolio, including a decrease in impaired corporate loans.

Our write-offs, net of recoveries, decreased 4.5% from ￦926 billion in 2015 to ￦884 billion in 2016, primarily due to decreases in write-offs of retail loans and an increase in recoveries from written-off corporate loans.

Our reversal of provision for acceptances and guarantees and unused loan commitments decreased 44.3% from ￦70 billion in 2015 to ￦39 billion in 2016, due mainly to a decrease in reversal of provision for acceptances and guarantees issued on behalf of shipbuilding companies.

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

Corporate Loans. The following table shows, for the periods indicated, certain information regarding our impaired corporate loans:

	As of December 31,
	2014	2015	2016
Impaired corporate loans as a percentage of total corporate loans	2.0%	1.9%	1.4%
Allowances for loan losses for corporate loans as a percentage of total corporate loans	1.5	1.5	1.2
Allowances for loan losses for corporate loans as a percentage of impaired corporate loans	72.7	80.4	83.4
Net charge-offs of corporate loans as a percentage of total corporate loans	0.8	0.5	0.4

During 2016, both impaired corporate loans and allowances for loan losses for corporate loans, as a percentage of total corporate loans, decreased primarily due to a decrease in our impaired corporate loans, which mainly reflected our efforts to improve the asset quality of our corporate loan portfolio, as well as an increase in our total corporate loans. Such decrease in our impaired corporate loans outpaced a decrease in allowances for loan losses for corporate loans, which caused the level of allowances for loan losses for corporate loans as a percentage of impaired corporate loans to increase during 2016.

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

Retail Loans. The following table shows, for the periods indicated, certain information regarding our impaired retail loans:

	As of December 31,
	2014	2015	2016
Impaired retail loans as a percentage of total retail loans	0.6%	0.5%	0.4%
Allowances for loan losses for retail loans as a percentage of total retail loans	0.5	0.4	0.4
Allowances for loan losses for retail loans as a percentage of impaired retail loans	70.1	80.3	83.6
Net charge-offs of retail loans as a percentage of total retail loans	0.4	0.1	0.1

During 2016, impaired retail loans as a percentage of total retail loans decreased slightly as the effect of a decrease in our impaired retail loans, which reflected an improvement in the asset quality of our retail loan portfolio, was enhanced by an increase in the amount of our total retail loans. Allowances for loan losses for retail loans as a percentage of total retail loans remained constant, while allowances for loan losses for retail loans as a percentage of impaired retail loans increased during 2016, as the decrease in our impaired retail loans outpaced a decrease in allowances for loan losses for retail loans.

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

Credit Card Balances. The following table shows, for the periods indicated, certain information regarding our impaired credit card balances:

	As of December 31,
	2014	2015	2016
Impaired credit card balances as a percentage of total credit card balances	1.7%	2.3%	2.2%
Allowances for loan losses for credit card balances as a percentage of total credit card balances	3.4	3.3	3.1
Allowances for loan losses for credit card balances as a percentage of impaired credit card balances	195.3	143.2	137.1
Net charge-offs as a percentage of total credit card balances	2.5	2.0	1.6

During 2016, both impaired credit card balances and allowances for loan losses for credit card balances, as a percentage of total credit card balances, decreased as the rate of increase in our impaired credit card balances and such allowances was outpaced by the rate of increase in the amount of our total credit card balances. Such increase in our impaired credit card balances outpaced the increase in allowances for loan losses for credit card balances, which caused the level of allowances for loan losses for credit card balances as a percentage of impaired credit card balances to decrease during 2016.

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

Net Fee and Commission Income

The following table shows, for the periods indicated, the components of our net fee and commission income:

	Year Ended December 31,						Percentage Change
	2014		2015		2016		2015/2014	2016/2015
	(in billions of Won)						(%)
Fee and commission income	￦	2,666	￦	2,971	￦	3,151	11.4%	6.1%
Fee and commission expense		(1,283)		(1,436)		(1,566)	11.9	9.1

Net fee and commission income	￦	1,383	￦	1,535	￦	1,585	11.0	3.3

Comparison of 2016 to 2015

Our net fee and commission income increased 3.3% from ￦1,535 billion in 2015 to ￦1,585 billion in 2016, primarily due to a 6.1% increase in fee and commission income from ￦2,971 billion in 2015 to ￦3,151 billion in 2016, which was offset in part by a 9.1% increase in fee and commission expense from ￦1,436 billion in 2015 to ￦1,566 billion in 2016.

The 6.1% increase in fee and commission income was mainly the result of increases in securities brokerage fees, lease fees and credit card related fees and commissions received. Securities brokerage fees increased 76.1% from ￦88 billion in 2015 to ￦155 billion in 2016 primarily due to the growth of our securities brokerage business as a result of our acquisition of Hyundai Securities in October 2016. Lease fees increased 100.0% from ￦38 billion in 2015 to ￦76 billion in 2016, which mainly reflected an increase in fees received on automobile leases and other lease-related income. Credit card related fees and commissions received increased 2.9% from ￦1,223 billion in 2015 to ￦1,259 billion in 2016, primarily as a result of increased use of credit cards by our customers.

The 9.1% increase in fee and commission expense was primarily due to an 10.6% increase in credit card related fees and commissions paid from ￦1,094 billion in 2015 to ￦1,210 billion in 2016. The increase in credit card related fees and commissions paid mainly reflected an increase in credit card marketing expenses.

Comparison of 2015 to 2014

Our net fee and commission income increased 11.0% from ￦1,383 billion in 2014 to ￦1,535 billion in 2015, primarily due to an 11.4% increase in fee and commission income from ￦2,666 billion in 2014 to ￦2,971 billion in 2015, which was offset in part by an 11.9% increase in fee and commission expense from ￦1,283 billion in 2014 to ￦1,436 billion in 2015.

The 11.4% increase in fee and commission income was mainly the result of increases in credit card related fees and commissions received, debit card related fees and commissions and trust and other fiduciary fees. Credit card related fees and commissions received increased 10.5% from ￦1,107 billion in 2014 to ￦1,223 billion in 2015 primarily due to increased use of credit cards by our customers. Debit card related fees and commissions increased 16.8% from ￦292 billion in 2014 to ￦341 billion in 2015, which mainly reflected the impact of the government initiative to encourage the use of debit cards. Trust and other fiduciary fees increased 17.3% from ￦231 billion in 2014 to ￦270 billion in 2015, primarily due to an increase in sales of equity-linked securities.

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

Net Gain (Loss) on Financial Assets and Liabilities at Fair Value through Profit or Loss

The following table shows, for the periods indicated, the components of our net gain on financial assets and liabilities at fair value through profit or loss:

	Year Ended December 31,						Percentage Change
	2014		2015		2016		2015/2014	2016/2015
	(in billions of Won)						(%)
Net gain on financial assets held-for-trading	￦	414	￦	328	￦	198	(20.8)%	(39.6)%
Net gain (loss) on derivatives held-for-trading		98		(11)		173	N/M (1)	N/M	(1)
Net gain (loss) on financial liabilities held-for-trading		(62)		(61)		1	(1.6)	N/M	(1)
Net gain (loss) on financial instruments designated at fair value through profit or loss		(11)		104		(381)	N/M (1)	N/M	(1)

Net gain (loss) on financial assets and liabilities at fair value through profit or loss	￦	439	￦	360	￦	(9)	(18.0)	N/M	(1)

(1)	“N/M” means not meaningful.

Comparison of 2016 to 2015

Our net gain (loss) on financial assets and liabilities at fair value through profit or loss changed from a net gain of ￦360 billion in 2015 to a net loss of ￦9 billion in 2016. Such change was primarily attributable to a change in net gain (loss) on financial instruments designated at fair value through profit or loss and a 39.6% decrease in net gain on financial assets held-for-trading, the effect of which was offset in part by changes in net gain (loss) on both derivatives and financial liabilities held-for-trading.

•

Our net gain (loss) on financial instruments designated at fair value through profit or loss changed from a net gain of ￦104 billion in 2015 to a net loss of ￦381 billion in 2016, mainly as a result of a change in net gain (loss) on financial liabilities designated at fair value through profit or loss from a net gain of ￦100 billion in 2015 to a net loss of ￦491 billion in 2016.

•

Our net gain on financial assets held-for-trading decreased 39.6% from ￦328 billion in 2015 to ￦198 billion in 2016, primarily due to a 38.3% decrease in net gain on debt securities held-for-trading from ￦311 billion in 2015 to ￦192 billion in 2016.

•

Our net gain (loss) on derivatives held-for-trading changed from a net loss of ￦11 in 2015 to a net gain of ￦173 billion in 2016, principally due to a change in net gain (loss) on stock or stock index derivatives held-for-trading from a net loss of ￦89 billion in 2015 to a net gain of ￦240 billion in 2016.

•

Our net gain (loss) on financial liabilities held-for-trading changed from a net loss of ￦61 billion in 2015 to a net gain of ￦1 billion in 2016, which mainly reflected a 24.4% decrease in losses on financial liabilities held-for-trading from ￦131 billion in 2015 to ￦99 billion in 2016.

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

For further information regarding our net gain (loss) on financial assets and liabilities at fair value through profit or loss, see Note 29 of the notes to our consolidated financial statements included elsewhere in this annual report.

General and Administrative Expenses

The following table shows, for the periods indicated, the components of our general and administrative expenses:

	Year Ended December 31,						Percentage Change
	2014		2015		2016		2015/2014	2016/2015
	(in billions of Won)						(%)
Employee compensation and benefits	￦	2,593	￦	3,126	￦	3,756	20.6%	20.2%
Depreciation and amortization		261		257		289	(1.5)	12.5
Other general and administrative expenses		1,155		1,141		1,184	(1.2)	3.8

General and administrative expenses	￦	4,010	￦	4,524	￦	5,229	12.8	15.6

Comparison of 2016 to 2015

Our general and administrative expenses increased 15.6% from ￦4,524 billion in 2015 to ￦5,229 billion in 2016, primarily as a result of a 20.2% increase in employee compensation and benefits from ￦3,126 billion in 2015 to ￦3,756 billion in 2016. The increase in employee compensation and benefits was principally due to a 130.4% increase in termination benefits from ￦392 billion in 2015 to ￦903 billion in 2016, which resulted mainly from a significant increase in the number of employees participating in the voluntary early retirement program implemented by Kookmin Bank.

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

Net Other Operating Expenses

The following table shows, for the periods indicated, the components of our net other operating expenses:

	Year Ended December 31,						Percentage Change
	2014		2015		2016		2015/2014	2016/2015
	(in billions of Won)						(%)
Other operating income	￦	3,100	￦	4,598	￦	5,419	48.3%	17.9%
Other operating expenses		(4,141)		(5,314)		(5,953)	28.3	12.0

Net other operating expenses	￦	(1,041)	￦	(716)	￦	(534)	(31.2)	(25.4)

Comparison of 2016 to 2015

Our net other operating expenses decreased 25.4% from ￦716 billion in 2015 to ￦534 billion in 2016 as a 17.9% increase in other operating income from ￦4,598 billion in 2015 to ￦5,419 billion in 2016 outpaced a 12.0% increase in other operating expenses from ￦5,314 billion in 2015 to ￦5,953 billion in 2016.

Other operating income includes principally gain on foreign exchange transactions, income related to insurance, gain on sale of available-for-sale financial assets and other income. The 17.9% increase in other operating income was attributable mainly to a 44.7% increase in gain on foreign exchange transactions from ￦2,465 billion in 2015 to ￦3,568 billion in 2016. The increase in gain on foreign exchange transactions, which was mainly the result of increased exchange rate volatility, was offset in part by an increase in loss on foreign exchange transactions, which is recorded as part of other operating expenses. On a net basis, our net gain on foreign exchange transactions increased 356.9% from ￦58 billion in 2015 to ￦265 billion in 2016.

Other operating expenses include principally loss on foreign exchange transactions, expenses related to insurance, impairment on available-for-sale financial assets, loss on sale of available-for-sale financial assets and other expenses. The 12.0% increase in other operating expenses was primarily the result of a 37.2% increase in loss on foreign exchange transactions from ￦2,407 billion in 2015 to ￦3,303 billion in 2016. The increase in loss on foreign exchange transactions, which was mainly due to an increase in the volume of our foreign currency transactions, was more than offset by an increase gain on foreign exchange transactions, which is recorded as part of other operating income as discussed above.

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

Net Non-operating Profit (Loss)

The following table shows, for the periods indicated, the components of our net non-operating profit (loss):

	Year Ended December 31,						Percentage Change
	2014		2015		2016		2015/2014		2016/2015
	(in billions of Won)						(%)
Share of profit of associates	￦	13	￦	203	￦	281	1,461.5%		38.4%
Net other non-operating income (expense)		(71)		140		671	N/M	(1)	379.3

Net non-operating profit (loss)	￦	(58)	￦	344	￦	952	N/M	(1)	176.7

(2)	“N/M” means not meaningful.

Comparison of 2016 to 2015

Our net non-operating profit increased 176.7% from ￦344 billion in 2015 to ￦952 billion in 2016, principally as a result of a 379.3% increase in net non-operating income from ￦140 billion in 2015 to ￦671 billion in 2016 and, to a lesser extent, a 38.4% increase in share of profit of associates from ￦203 billion in 2015 to ￦281 billion in 2016.

The 379.3% increase in net non-operating profit was attributable mainly to a 156.4% increase in other non-operating income from ￦291 billion in 2015 to ￦746 billion in 2016. Such increase mainly reflected gains on bargain purchase of ￦629 billion recognized in connection with a comprehensive stock swap we effected in October 2016 to increase our shareholding in Hyundai Securities to 100%. See “—Overview—Acquisitions.”

The 38.4% increase in share of profit of associates was primarily due to ￦113 billion of gains on equity method accounting recognized with respect to our minority interest in Hyundai Securities in 2016 for the period prior to it becoming a consolidated subsidiary in October 2016.

Comparison of 2015 to 2014

Our net non-operating profit (loss) changed from a net loss of ￦58 billion in 2014 to a net profit of ￦344 billion in 2015, principally as a result of a change in net other non-operating income (expense) from a net expense of ￦71 billion in 2014 to net income of ￦140 billion in 2015, as well as a substantial increase in share of profit of associates from ￦13 billion in 2014 to ￦203 billion in 2015.

The change in net other non-operating income (expense) was attributable mainly to a 298.6% increase in other non-operating income from ￦73 billion in 2014 to ￦291 billion in 2015. Such increase was primarily due to a 329.0% increase in miscellaneous other non-operating income from ￦62 billion in 2014 to ￦266 billion in 2015, mainly reflecting gains on bargain purchase of ￦177 billion recognized in connection with the acquisition of treasury shares of KB Insurance in November 2015.

The increase in share of profit of associates was primarily due to ￦195 billion of gains on equity method accounting recognized with respect to our minority interest in KB Insurance in 2015 for the period subsequent to our acquisition of such minority interest in June 2015. See “—Overview—Acquisitions.”

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

Effective January 1, 2015, pursuant to an amendment to the Corporate Income Tax Law, large corporations with net equity in excess of ￦50 billion, including us, have become subject to a 10% additional levy on corporate income if a certain portion of taxable income is not used for investments, wage increases or dividend payments. See Note 2.4.1 of the notes to our consolidated financial statements included elsewhere in this annual report.

Comparison of 2016 to 2015

Income tax expense remained relatively constant at ￦439 billion in 2016 compared to ￦437 billion in 2015, despite a 21.4% increase in our pre-tax income from 2015 to 2016, as a 77.5% increase in current tax expense from ￦342 billion in 2015 to ￦607 billion in 2016 was largely offset by the effect of changes in deferred income tax assets and liabilities from an expense of ￦93 billion in 2015 to a benefit of ￦201 billion in 2016. The statutory tax rate was 24.2% in 2015 and 2016. Our effective tax rate was 16.7% in 2016 compared to 20.2% in 2015.

Comparison of 2015 to 2014

Income tax expense decreased 10.1% from ￦486 billion in 2014 to ￦437 billion in 2015, although our pre-tax income increased in 2015 compared to 2014, primarily due to a 33.3% decrease in current tax expense from ￦513 billion in 2014 to ￦342 billion in 2015, attributable mainly to an increase in non-taxable income. Such decrease in current tax expense was offset in part by a change in income tax expense (benefit) recognized directly in equity relating to the value of available-for-sale financial assets from an income tax benefit of ￦79 billion in 2014 to an income tax expense of ￦5 billion in 2015. The statutory tax rate was 24.2% in 2014 and 2015. Our effective tax rate was 20.2% in 2015 compared to 25.6% in 2014.

See Note 33 of the notes to our consolidated financial statements included elsewhere in this annual report.

Profit for the Year

As a result of the above, our profit for the year was ￦2,190 billion in 2016, compared to ￦1,727 billion in 2015 and ￦1,415 billion in 2014.

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

The following table shows, for the periods indicated, our results of operations by segment:

	Profit(1) for the Year Ended December 31,						Total Operating Revenue(2) for the Year Ended December 31,
	2014		2015		2016		2014		2015		2016
	(in billions of Won)
Retail banking operations	￦	110	￦	23	￦	108	￦	2,212	￦	2,116	￦	2,248
Corporate banking operations		383		119		442		1,710		1,668		1,803
Other banking operations		536		965		414		1,481		1,615		1,403
Credit card operations		333		355		317		1,281		1,310		1,270
Investment and securities operations		26		47		642		141		185		185
Life insurance operations		7		11		13		105		143		140
Other		115		354		338		266		345		397

Total(3)	￦	1,510	￦	1,874	￦	2,274	￦	7,196	￦	7,382	￦	7,446

(1)	After deduction of income tax allocated to each segment.
(2)	Represents operating revenue from external customers. See Note 5 of the notes to our consolidated financial statements.
(3)	Prior to adjustments for consolidation, inter-segment transactions and certain differences in classification under our management reporting system.

Our other banking operations, which include treasury activities, provide funding to our retail banking operations and corporate banking operations and receive funds procured through the financing activities of such segments, such as deposit-taking activities. When our retail banking operations or corporate banking operations engage in an investing activity, such as lending, the relevant amount is recognized as an inter-segment borrowing from the other banking operations. When our retail banking operations or corporate banking operations engage in a financing activity, such as deposit-taking, the relevant amount is recognized as an inter-segment lending to the other banking operations (or as a reduction in inter-segment borrowings from the other banking operations). Generally, for our retail banking operations, the amounts procured from financing activities are greater than the amounts used in investing activities, whereas for our corporate banking operations, the amounts used in investing activities are greater than the amounts procured from financing activities. The cost of borrowing from the other banking operations is calculated by multiplying the average balance of the amounts used in investing activities by the applicable internal funding rate on such inter-segment borrowings, whereas the income from lending to the other banking operations is calculated by multiplying the average balance of the amounts procured from financing activities by the applicable internal funding rate on such inter-segment lendings. The applicable internal funding rates on inter-segment borrowings tend to be generally higher than the applicable internal funding rates on inter-segment lendings, primarily due to the difference in the maturity structure of interest rates on the amounts used in investing activities and the amounts procured from financing activities. The cost of borrowing from the other banking operations is offset by the income from lending to the other banking operations, and the difference is recorded as expenses related to inter-segment borrowings, within net other operating expenses, for our retail banking operations and corporate banking operations, while a corresponding amount is recorded as income from inter-segment lending, within net other operating income, for our other banking operations.

Retail Banking Operations

This segment consists of retail banking services provided by Kookmin Bank. The following table shows, for the periods indicated, our income statement data for this segment:

	Year Ended December 31,						Percentage Change
	2014		2015		2016		2015/2014	2016/2015
	(in billions of Won)						(%)
Income statement data
Interest income	￦	4,433	￦	3,858	￦	3,740	(13.0)%	(3.1)%
Interest expense		(2,353)		(1,756)		(1,387)	(25.4)	(21.0)
Net fee and commission income		525		570		504	8.6	(11.6)
Net loss from financial assets and liabilities at fair value through profit or loss		(20)		—		—	(100.0)	—
Net other operating expense		(421)		(556)		(609)	32.1	9.5
General and administrative expenses		(1,696)		(2,006)		(2,102)	18.3	4.8
Provision for credit losses		(304)		(80)		(3)	(73.7)	(96.3)

Profit before income tax		164		30		143	(81.7)	376.7
Tax expense		(54)		(7)		(35)	(87.0)	400.0

Profit for the year	￦	110	￦	23	￦	108	(79.1)	369.6

Comparison of 2016 to 2015

Our profit before income tax for this segment increased 376.7% from ￦30 billion in 2015 to ￦143 billion in 2016.

Interest income from our retail banking operations decreased 3.1% from ￦3,858 billion in 2015 to ￦3,740 billion in 2016. This decrease was principally due to decreases in the average yields on mortgage, home equity and other consumer loans, mainly reflecting a decrease in the general level of interest rates in Korea from 2015 to 2016, which were offset in part by increases in the average volume of such loans from 2015 to 2016.

Our largest and most important funding source is deposits from retail customers, which represent more than half of our total deposits. Interest expense for this segment decreased 21.0% from ￦1,756 billion in 2015 to ￦1,387 billion in 2016. This decrease was primarily due to a decrease in the average cost of time deposits held by retail customers, mainly reflecting a decrease in the general level of interest rates in Korea from 2015 to 2016.

Net fee and commission income attributable to this segment decreased 11.6% from ￦570 billion in 2015 to ￦504 billion in 2016, mainly due to a decrease in bancassurance fees and trust fees received.

Net other operating expense attributable to this segment increased 9.5% from ￦556 billion in 2015 to ￦609 billion in 2016, mainly as a result of a decrease in net gains on sales of loans.

General and administrative expenses attributable to this segment increased 4.8% from ￦2,006 billion in 2015 to ￦2,102 billion in 2016, primarily due to an increase in termination benefits attributable mainly to an increase in the number of employees participating in the voluntary early retirement program implemented by Kookmin Bank.

Provision for credit losses decreased 96.3% from ￦80 billion in 2015 to ￦3 billion in 2016, mainly due to an improvement in the asset quality of retail loans, reflecting a decrease in delinquency rates.

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

Interest expense for this segment decreased 25.4% from ￦2,353 billion in 2014 to ￦1,756 billion in 2015. This decrease was primarily due to a decrease in the average cost of time deposits held by retail customers, mainly reflecting a decrease in the general level of interest rates in Korea from 2014 to 2015, which was offset in part by an increase in the average volume of such deposits.

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

Net other operating expense attributable to this segment increased 32.1% from ￦421 billion in 2014 to ￦556 billion in 2015, mainly as a result of an increase in expenses related to inter-segment borrowings. While the lower interest rate environment in Korea in 2015 led to decreases in the internal funding rates applicable to both inter-segment borrowings and lendings from 2014 to 2015, the resulting decrease in income from inter-segment lending for this segment was greater than the decrease in costs of inter-segment borrowing for this segment, for which the amounts procured from financing activities (and thereby recognized as inter-segment lending) are greater than the amounts generated from investing activities (and thereby recognized as inter-segment borrowing), leading to an increase in expenses related to inter-segment borrowings.

General and administrative expenses attributable to this segment increased 18.3% from ￦1,696 billion in 2014 to ￦2,006 billion in 2015, primarily due to an increase in termination benefits attributable mainly to a voluntary early retirement program implemented by Kookmin Bank in 2015.

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

Corporate Banking Operations

This segment consists of corporate banking services provided by Kookmin Bank. The following table shows, for the periods indicated, our income statement data for this segment:

	Year Ended December 31,						Percentage Change
	2014		2015		2016		2015/2014	2016/2015
	(in billions of Won)						(%)
Income statement data
Interest income	￦	4,009	￦	3,514	￦	3,297	(12.3)%	(6.2)%
Interest expense		(1,560)		(1,193)		(1,011)	(23.5)	(15.3)
Net fee and commission income		237		233		231	(1.7)	(0.9)
Net loss from financial assets and liabilities at fair value through profit or loss		—		—		(1)	—	N/M (1)
Net other operating expense		(906)		(834)		(704)	(7.9)	(15.6)
General and administrative expenses		(711)		(847)		(950)	19.1	12.2
Provision for credit losses		(567)		(716)		(278)	26.3	(61.2)
Net other non-operating revenue		2		1		(1)	(50.0)	N/M (1)

Profit before income tax		504		158		583	(68.7)	269.0
Tax expense		(121)		(39)		(141)	(67.8)	261.5

Profit for the year	￦	383	￦	119	￦	442	(68.9)	271.4

(1)	“N/M” means not meaningful.

Comparison of 2016 to 2015

Our profit before income tax for this segment increased 269.0% from ￦158 billion in 2015 to ￦583 billion in 2016.

Interest income from our corporate banking operations decreased 6.2% from ￦3,514 billion in 2015 to ￦3,297 billion in 2016. This decrease was principally due to a decrease in the average yields on corporate loans, mainly reflecting the lower interest rate environment in Korea in 2016, which was offset in part by an increase in the average volume of such loans.

Interest expense for this segment decreased 15.3% from ￦1,193 billion in 2015 to ￦1,011 billion in 2016. This decrease was principally due to a decrease in the average cost of time deposits held by corporate customers, which mainly reflected a decrease in the general level of interest rates in Korea from 2015 to 2016.

Net fee and commission income attributable to this segment decreased 0.9% from ￦233 billion in 2015 to ￦231 billion in 2016, primarily due to a decrease in foreign currency related fees received, which was mostly offset by a decrease in lending activity fees paid.

Net other operating expense attributable to this segment decreased 15.6% from ￦834 billion in 2015 to ￦704 billion in 2016, mainly as a result of a decrease in expenses related to inter-segment borrowings, which was offset in part by a decrease in net gains on sales of loans. While the lower interest rate environment in Korea in 2016 led to decreases in the internal funding rates applicable to both inter-segment borrowings and lendings from 2015 to 2016, the resulting decrease in costs of inter-segment borrowing for this segment was greater than the decrease in income from inter-segment lending for this segment, for which the amounts generated from investing activities (and thereby recognized as inter-segment borrowing) are greater than the amounts procured from financing activities (and thereby recognized as inter-segment lending), leading to a decrease in expenses related to inter-segment borrowings.

General and administrative expenses attributable to this segment increased 12.2% from ￦847 billion in 2015 to ￦950 billion in 2016, principally due to an increase in termination benefits attributable mainly to an increase in the number of employees participating in the voluntary early retirement program implemented by Kookmin Bank.

Provision for credit losses decreased 61.2% from ￦716 billion in 2015 to ￦278 billion in 2016, due mainly to an improvement in the asset quality of corporate loans, reflecting a decrease in impaired corporate loans.

Net other non-operating revenue (expense) attributable to this segment changed from a revenue of ￦1 billion in 2015 to an expense of ￦1 billion in 2016.

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

Net other operating expense attributable to this segment decreased 7.9% from ￦906 billion in 2014 to ￦834 billion in 2015, mainly as a result of a decrease in expenses related to inter-segment borrowings. While the lower interest rate environment in Korea in 2015 led to decreases in the internal funding rates applicable to both inter-segment borrowings and lendings from 2014 to 2015, the resulting decrease in costs of inter-segment borrowing for this segment was greater than the decrease in income from inter-segment lending for this segment, for which the amounts generated from investing activities (and thereby recognized as inter-segment borrowing) are greater than the amounts procured from financing activities (and thereby recognized as inter-segment lending), leading to a decrease in expenses related to inter-segment borrowings.

General and administrative expenses attributable to this segment increased 19.1% from ￦711 billion in 2014 to ￦847 billion in 2015, principally due to an increase in termination benefits attributable mainly to a voluntary early retirement program implemented by Kookmin Bank in 2015.

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

Other Banking Operations

This segment primarily consists of Kookmin Bank’s banking operations other than retail and corporate banking operations, including treasury activities and Kookmin Bank’s “back office” administrative operations. The following table shows, for the periods indicated, our income statement data for this segment:

	Year Ended December 31,						Percentage Change
	2014		2015		2016		2015/2014	2016/2015
	(in billions of Won)						(%)
Income statement data
Interest income	￦	1,261	￦	1,016	￦	855	(19.4)%	(15.8)%
Interest expense		(819)		(727)		(666)	(11.2)	(8.4)
Net fee and commission income		316		354		352	12.0	(0.6)
Net gain from financial assets and liabilities at fair value through profit or loss		376		287		198	(23.7)	(31.0)
Net other operating income		558		968		912	73.5	(5.8)
General and administrative expenses		(966)		(960)		(1,217)	(0.6)	26.8
Provision (reversal of provision) for credit losses		(17)		55		27	N/M (1)	(50.9)
Share of profit (loss) of associates		18		8		18	(55.6)	125.0
Net other non-operating revenue (expense)		(35)		192		51	N/M (1)	(73.4)

Profit before income tax		692		1,193		530	72.4	(55.6)
Tax expense		(156)		(228)		(116)	46.2	(49.1)

Profit for the year	￦	536	￦	965	￦	414	80.0	(57.1)

(1)	“N/M” means not meaningful.

Comparison of 2016 to 2015

Our profit before income tax for this segment decreased 55.6% from ￦1,193 billion in 2015 to ￦530 billion in 2016.

Interest income from our other banking operations decreased 15.8% from ￦1,016 billion in 2015 to ￦855 billion in 2016. This decrease was attributable primarily to a decrease in the average yields on debt securities in Kookmin Bank’s financial investments portfolio, mainly reflecting the lower interest rate environment in Korea in 2016, which was offset in part by an increase in the average volume of such debt securities.

Interest expense for this segment decreased 8.4% from ￦727 billion in 2015 to ￦666 billion in 2016. This decrease was principally due to a decrease in the average cost of debentures issued by Kookmin Bank, mainly reflecting the lower interest rate environment in Korea in 2016, which was offset in part by an increase in the average volume of such debentures.

Net fee and commission income attributable to this segment decreased 0.6% from ￦354 billion in 2015 to ￦352 billion in 2016, mainly due to an increase in loan-related fees paid, which was mostly offset by increases in brand licensing fees received from affiliates, asset securitization-related fees received and foreign currency related fees received.

Net gain from financial assets and liabilities at fair value through profit or loss attributable to this segment decreased 31.0% from ￦287 billion in 2015 to ￦198 billion in 2016, principally as a result of decreases in net gains from financial assets and derivatives held-for-trading.

Net other operating income attributable to this segment decreased 5.8% from ￦968 billion in 2015 to ￦912 billion in 2016, mainly as a result of decreases in net gain on sales of available-for-sale financial assets and in income from inter-segment lendings (attributable primarily to a greater decrease in income from inter-segment lending to the corporate banking operations segment, compared to the decrease in costs of inter-segment borrowing from the retail banking operations segment, in the context of the lower interest rate environment in Korea in 2016), which were offset in part by a decrease in impairment losses on available-for-sale financial assets and an increase in gains on foreign currency transactions.

General and administrative expenses attributable to this segment increased 26.8% from ￦960 billion in 2015 to ￦1,217 billion in 2016, primarily due to an increase in termination benefits attributable mainly to an increase in the number of employees participating in the voluntary early retirement program implemented by Kookmin Bank.

Reversal of provision for credit losses attributable to this segment decreased 50.9% from ￦55 billion in 2015 to ￦27 billion in 2016, principally due to an increase in provisions for guarantees.

Share of profit of associates attributable to this segment increased 125.0% from ￦8 billion in 2015 to ￦18 billion in 2016, principally as a result of a loss on equity method investment recognized in 2015 on Kookmin Bank’s investment in JSC Bank CenterCredit, which was not repeated in 2016.

Net other non-operating revenue attributable to this segment decreased 73.4% from ￦192 billion in 2015 to ￦51 billion in 2016, primarily due to a decrease in income related to judgments in legal proceedings.

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

Interest expense for this segment decreased 11.2% from ￦819 billion in 2014 to ￦727 billion in 2015. This decrease was principally due to a decrease in the average cost of debentures issued by Kookmin Bank, mainly reflecting the lower interest rate environment in Korea in 2015, which was offset in part by an increase in the average volume of such debentures.

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

Net other operating income attributable to this segment increased 73.5% from ￦558 billion in 2014 to ￦968 billion in 2015, mainly as a result of increases in net gain on sales of available-for-sale financial assets and, to a lesser extent, in income from inter-segment lending, which was primarily due to a greater decrease in costs of inter-segment borrowing from the retail banking operations segment, compared to the decrease in income from inter-segment lending to the corporate banking operations segment, in the context of the lower interest rate environment in Korea in 2015.

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

Credit Card Operations

This segment consists of credit card activities conducted by KB Kookmin Card. The following table shows, for the periods indicated, our income statement data for this segment:

	Year Ended December 31,						Percentage Change
	2014		2015		2016		2015/2014	2016/2015
	(in billions of Won)						(%)
Income statement data
Interest income	￦	1,354	￦	1,306	￦	1,261	(3.5)%	(3.4)%
Interest expense		(360)		(326)		(280)	(9.4)	(14.1)
Net fee and commission income		95		109		92	14.7	(15.6)
Net other operating expense		(32)		(36)		(66)	12.5	83.3
General and administrative expenses		(341)		(333)		(348)	(2.3)	4.5
Provision for credit losses		(278)		(246)		(249)	(11.5)	1.2
Net other non-operating expense		(5)		(12)		2	140.0	N/M (1)

Profit before income tax		433		462		412	6.7	(10.8)
Tax expense		(100)		(107)		(95)	7.0	(11.2)

Profit for the year	￦	333	￦	355	￦	317	6.6	(10.7)

(1)	“N/M” means not meaningful.

Comparison of 2016 to 2015

Our profit before income tax for this segment decreased 10.8% from ￦462 billion in 2015 to ￦412 billion in 2016.

Interest income from our credit card operations decreased 3.4% from ￦1,306 billion in 2015 to ￦1,261 billion in 2016. This decrease was primarily due to a decrease in average yields on credit card receivables, mainly reflecting the lower interest rate environment in Korea in 2016, which was offset in part by an increase in the average volume of such receivables.

Interest expense for this segment decreased 14.1% from ￦326 billion in 2015 to ￦280 billion in 2016. This decrease was primarily due to decreased funding costs for this segment in light of the lower interest rate environment in Korea in 2016.

Net fee and commission income attributable to this segment decreased 15.6% from ￦109 billion in 2015 to ￦92 billion in 2016, which resulted mainly from an increase in marketing expenses.

Net other operating expense attributable to this segment increased 83.3% from ￦36 billion in 2015 to ￦66 billion in 2016, primarily due to an increase in accumulated reward points that are recognized as other operating expense, which mainly reflected the increased use of check cards and credit cards.

General and administrative expenses attributable to this segment increased 4.5% from ￦333 billion in 2015 to ￦348 billion in 2016, mainly due to an increase in salary expenses, primarily reflecting an increase in wage levels.

Provision for credit losses increased 1.2% from ￦246 billion in 2015 to ￦249 billion in 2016, mainly due to an increase in the unused commitments of credit cards.

Net other non-operating revenue (expense) attributable to this segment changed from an expense of ￦12 billion in 2015 to a revenue of ￦2 billion in 2016, primarily due to a decrease in other non-operating expense mainly reflecting provisions in 2015 for litigation relating to the misappropriation of personal information of the customers of KB Kookmin Card by a third party in 2014, which were not repeated in 2016.

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

Net other non-operating expense attributable to this segment increased 140.0% from ￦5 billion in 2014 to ￦12 billion in 2015, primarily due to an increase in other non-operating expense, mainly reflecting an increase in provisions for litigation relating to the misappropriation of personal information of the customers of KB Kookmin Card by a third party in 2014.

Investment and Securities Operations

This segment consists primarily of securities brokerage, investment banking, securities investment and trading and other capital markets activities conducted by KB Securities, including its predecessor entities. KB Securities was the surviving entity in the merger in December 2016 of our former subsidiary, KB Investment & Securities, with and into Hyundai Securities, which had become our consolidated subsidiary in October 2016. See “—Overview—Acquisitions.” The following table shows, for the periods indicated, our income statement data for this segment:

	Year Ended December 31,						Percentage Change
	2014(1)		2015(1)		2016(2)		2015/2014	2016/2015
	(in billions of Won)						(%)
Income statement data
Interest income	￦	45	￦	50	￦	143	11.1%	186.0%
Interest expense		(27)		(25)		(70)	(7.4)	180.0
Net fee and commission income		76		98		193	28.9	96.9
Net gain from financial assets and liabilities at fair value through profit or loss		47		51		(213)	8.5	N/M	(3)
Net other operating income		5		14		134	180.0	857.1
General and administrative expenses		(103)		(120)		(317)	16.5	164.2
Provision for credit losses		(4)		(5)		9	25.0	N/M	(3)
Share of profit of associates and joint ventures		—		—		106	—	N/M	(3)
Net other non-operating revenue		—		—		636	—	N/M	(3)

Profit before income tax		39		63		621	61.5	885.7
Tax expense		(13)		(16)		21	23.1	N/M	(3)

Profit for the year	￦	26	￦	47	￦	642	80.8	1,266.0

(1)	Income statement data for 2014 and 2015 represents such data for KB Investment & Securities.
(2)

Income statement data for 2016 represents (i) for the period before Hyundai Securities became our consolidated subsidiary in October 2016, such data for KB Investment & Securities and for our minority interest in Hyundai Securities, and (ii) for the period after Hyundai Securities became our consolidated subsidiary, the combined income statement data for KB Investment & Securities and Hyundai Securities, which were merged to form KB Securities in December 2016.

(3)	“N/M” means not meaningful.

Comparison of 2016 to 2015

Our profit before income tax for this segment increased more than ninefold from ￦63 billion in 2015 to ￦621 billion in 2016.

Interest income from our investment and securities operations increased 186.0% from ￦50 billion in 2015 to ￦143 billion in 2016. This increase was primarily due to an increase in our holdings of debt securities as a result of the addition of Hyundai Securities as a consolidated subsidiary in October 2016.

Interest expense for this segment increased 180.0% from ￦25 billion in 2015 to ￦70 billion in 2016, which mainly reflected an increase in the volumes of debts and debentures as a result of the addition of Hyundai Securities as a consolidated subsidiary in October 2016.

Net fee and commission income attributable to this segment increased 96.9% from ￦98 billion in 2015 to ￦193 billion in 2016, primarily due to an increase in securities brokerage commissions as a result of the addition of Hyundai Securities as a consolidated subsidiary in October 2016.

Net gain (loss) from financial assets and liabilities at fair value through profit or loss attributable to this segment changed from a gain of ￦51 billion in 2015 to a loss of ￦213 billion in 2016, principally due to losses recognized on derivative-linked securities issued by Hyundai Securities, which were acquired as a result of the addition of Hyundai Securities as a consolidated subsidiary in October 2016.

Net other operating income attributable to this segment increased more than eightfold from ￦14 billion in 2015 to ￦134 billion in 2016, mainly reflecting increases in net gains on sales of available-for-sale securities and foreign currency translation as a result of the addition of Hyundai Securities as a consolidated subsidiary in October 2016.

General and administrative expenses attributable to this segment increased 164.2% from ￦120 billion in 2015 to ￦317 billion in 2016, principally due to an increase in employee compensation and benefits, reflecting an increase in the number of employees as a result of the addition of Hyundai Securities as a consolidated subsidiary in October 2016.

Provision (reversal of provision) for credit losses changed from a provision of ￦5 billion in 2015 to a reversal of provision of ￦9 billion in 2016, primarily due to a net reversal of provision on loans acquired as a result of the addition of Hyundai Securities as a consolidated subsidiary in October 2016.

Share of profit of associates and joint ventures attributable to this segment increased from nil in 2015 to ￦106 billion in 2016, primarily due to gains on equity method accounting recognized with respect to our minority interest in Hyundai Securities for the period prior to its addition as a consolidated subsidiary in October 2016.

Net other non-operating revenue attributable to this segment increased from nil in 2015 to ￦636 billion in 2016, principally reflecting gains on bargain purchase recognized in connection with a comprehensive stock swap we effected in October 2016 to increase our shareholding in Hyundai Securities to 100%.

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

Life Insurance Operations

This segment consists of life insurance and wealth management services provided by KB Life Insurance. The following table shows, for the periods indicated, our income statement data for this segment:

	Year Ended December 31,						Percentage Change
	2014		2015		2016		2015/2014	2016/2015
	(in billions of Won)						(%)
Income statement data
Interest income	￦	227	￦	236	￦	234	4.0%	(0.8)%
Net fee and commission income		—		—		(1)	—	N/M (1)
Net gain from financial assets and liabilities at fair value through profit or loss		10		8		8	(20.0)	—
Net other operating expense		(163)		(136)		(127)	(16.6)	(6.6)
General and administrative expenses		(60)		(79)		(95)	31.7	20.3
Provision for credit losses		(1)		(10)		(2)	N/M (1)	(80.0)
Net other non-operating expense		(1)		—		—	(100.0)	—

Profit before income tax		12		19		17	58.3	(10.5)
Tax expense(2)		(5)		(8)		(4)	60.0	(50.0)

Profit for the year	￦	7	￦	11	￦	13	57.1	18.2

(1)	“N/M” means not meaningful.
(2)	Represents income tax attributable to KB Life Insurance.

Comparison of 2016 to 2015

Our profit before income tax for this segment decreased 10.5% from ￦19 billion in 2015 to ￦17 billion in 2016.

Interest income from our life insurance operations decreased 0.8% from ￦236 billion in 2015 to ￦234 billion in 2016, primarily due to a decrease in the average yields on the debt securities and loan portfolios of KB Life Insurance, mainly reflecting the lower interest rate environment in Korea in 2016, which was offset in part by an increase in the average volume of debt securities.

Net gain from financial assets and liabilities at fair value through profit or loss attributable to this segment remained constant at ￦8 billion in 2015 and 2016.

Net other operating expense attributable to this segment decreased 6.6% from ￦136 billion in 2015 to ￦127 billion in 2016, principally due to an increase in other operating income, mainly reflecting an increase in distributions received on beneficiary certificates.

General and administrative expenses attributable to this segment increased 20.3% from ￦79 billion in 2015 to ￦95 billion in 2016, primarily due to increases in salary expenses, mainly reflecting an increase in wage levels as well as an increase in sales promotion expenses.

Provision for credit losses decreased 80.0% from ￦10 billion in 2015 to ￦2 billion in 2016, mainly due to a decrease in provision for loan losses relating to corporate loans.

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

Provision for credit losses increased tenfold from ￦1 billion in 2014 to ￦10 billion in 2015, mainly due to an increase in provision for loan losses relating to corporate loans.

Net other non-operating expense attributable to this segment decreased from ￦1 billion in 2014 to nil in 2015.

Other

“Other” includes the operations of our holding company and all of our subsidiaries that were consolidated under IFRS as issued by the IASB as of December 31, 2016 except Kookmin Bank, KB Kookmin Card, KB Securities (including its predecessor entities) and KB Life Insurance, including principally KB Asset Management, KB Real Estate Trust, KB Investment, KB Credit Information, KB Data System, KB Savings Bank and KB Capital. See “—Overview—Acquisitions.” The following table shows, for the periods indicated, our income statement data for this segment:

	Year Ended December 31,						Percentage Change
	2014		2015		2016		2015/2014	2016/2015
	(in billions of Won)						(%)
Income statement data
Interest income	￦	326	￦	414	￦	502	27.0%	21.3%
Interest expense		(123)		(163)		(219)	32.5	34.4
Net fee and commission income		134		169		213	26.1	26.0
Net gain from financial assets and liabilities at fair value through profit or loss		26		15		8	(42.3)	(46.7)
Net other operating income		70		59		53	(15.7)	(10.2)
General and administrative expenses		(189)		(227)		(267)	20.1	17.6
Provision for credit losses		(57)		(35)		(43)	(38.6)	22.9
Share of profit (loss) of associates		(14)		195		157	N/M (1)	(19.5)
Net other non-operating revenue (expense)		(25)		(35)		—	40.0	(100.0)

Profit before income tax		148		391		404	164.2	3.3
Tax expense(2)		(33)		(37)		(66)	12.1	78.4

Profit for the year	￦	115	￦	354	￦	338	207.8	(4.5)

(1)	“N/M” means not meaningful.
(2)

Represents income tax attributable to our holding company and all of our subsidiaries that were consolidated under IFRS as issued by the IASB except Kookmin Bank, KB Kookmin Card, KB Securities (including its predecessor entities) and KB Life Insurance.

Comparison of 2016 to 2015

Our profit before income tax for this segment increased 3.3% from ￦391 billion in 2015 to ￦404 billion in 2016.

Interest income attributable to this segment increased 21.3% from ￦414 billion in 2015 to ￦502 billion in 2016. This increase was primarily due to an increase in interest on loans of KB Capital.

Interest expense attributable to this segment increased 34.4% from ￦163 billion in 2015 to ￦219 billion in 2016, principally reflecting an increase in interest expense on debentures of our holding company and KB Capital.

Net fee and commission income attributable to this segment increased 26.0% from ￦169 billion in 2015 to ￦213 billion in 2016, mainly due to an increase in automobile rental and lease fees received by KB Capital, as well as increases in trust and other fiduciary fees received by KB Asset Management and KB Real Estate Trust.

Net gain from financial assets and liabilities at fair value through profit or loss attributable to this segment decreased 46.7% from ￦15 billion in 2015 to ￦8 billion in 2016, principally due to a decrease in net gains on valuation and transaction of derivatives.

Net other operating income attributable to this segment decreased 10.2% from ￦59 billion in 2015 to ￦53 billion in 2016, primarily as a result of an increase in depreciation expenses with respect to leased assets of KB Capital as well as increases in other operating expenses of KB Investment and KB Capital. Such increases were offset in part by an increase in net gains on sales of loans held by KB Capital.

General and administrative expenses attributable to this segment increased 17.6% from ￦227 billion in 2015 to ￦267 billion in 2016, which mainly reflected increases in salary expenses and advertising expenses of KB Capital, as well as an increase in commission expense of our holding company.

Provision for credit losses increased 22.9% from ￦35 billion in 2015 to ￦43 billion in 2016, principally due to an increase in provision for loan losses for KB Savings Bank, mainly reflecting an increase in outstanding loan volumes.

Share of profit of associates attributable to this segment decreased 19.5% from ￦195 billion in 2015 to ￦157 billion in 2016, mainly reflecting gains on bargain purchase recognized in connection with our acquisition of treasury shares of KB Insurance in 2015, which were not repeated to the same extent in 2016. Such decrease in gains was offset in part by an increase in the share of profit of KB Insurance, mainly due to the inclusion of such share of profit for a full year in 2016 compared to a partial year in 2015 following the addition of KB Insurance as an associate in June 2015.

Net other non-operating revenue (expense) attributable to this segment decreased from an expense of ￦35 billion in 2015 to nil in 2016, primarily due to a decrease in the provision for litigation costs of KB Asset Management.

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

Net fee and commission income attributable to this segment increased 26.1% from ￦134 billion in 2014 to ￦169 billion in 2015, mainly due to an increase in automobile rental and lease fees received by KB Capital as well as an increase in trust and other fiduciary fees received by KB Asset Management.

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

Share of profit (loss) of associates attributable to this segment changed from a loss of ￦14 billion in 2014 to a profit of ￦195 billion in 2015, mainly reflecting gains on bargain purchase recognized in connection with our acquisition of treasury shares of KB Insurance in November 2015, as well as the addition of KB Insurance as an associate in June 2015.

Net other non-operating expense attributable to this segment increased 40.0% from ￦25 billion in 2014 to ￦35 billion in 2015, primarily due to an increase in KB Asset Management’s provision for litigation, which was offset in part by a decrease in impairment losses on goodwill recognized by KB Savings Bank.

Item 5.B.	Liquidity and Capital Resources

Financial Condition

Assets

The following table sets forth, as of the dates indicated, the principal components of our assets:

	As of December 31,						Percentage Change
	2014		2015		2016		2015/2014	2016/2015
	(in billions of Won)						(%)
Cash and due from financial institutions	￦	15,424	￦	16,316	￦	17,885	5.8%	9.6%
Financial assets at fair value through profit or loss		10,758		11,174		27,858	3.9	149.3
Derivative financial assets		1,968		2,278		3,382	15.8	48.5
Financial investments		34,961		39,137		45,148	11.9	15.4
Loans:
Loans to banks		6,208		6,780		5,543	9.2	(18.2)

Loans to customers other than banks:
Loans in Won		200,345		212,777		231,924	6.2	9.0
Loans in foreign currencies		2,624		2,702		2,758	3.0	2.1
Domestic import usance bills		3,694		3,445		2,963	(6.7)	(14.0)
Off-shore funding loans		665		585		560	(12.0)	(4.3)
Call loans		292		198		264	(32.2)	33.3
Bills bought in Won		7		5		6	(28.6)	20.0
Bills bought in foreign currencies		1,958		2,812		2,834	43.6	0.8
Guarantee payments under payment guarantee		13		26		11	100.0	(57.7)
Credit card receivables in Won		11,629		12,132		13,526	4.3	11.5
Credit card receivables in foreign currencies		3		4		4	33.3	—
Bonds purchased under repurchase agreements		1,082		228		1,244	(78.9)	445.6
Privately placed bonds		743		822		1,468	10.6	78.6
Factored receivables		2,793		2,708		829	(3.0)	(69.4)
Lease receivables		860		1,210		1,537	40.7	27.0
Loans for installment credit		985		1,153		2,293	17.1	98.9

Total loans to customers other than banks		227,693		240,807		262,221	5.8	8.9
Less:
Allowances for loan losses		(2,451)		(2,582)		(2,278)	5.3	(11.8)

Total loans, net		231,450		245,005		265,486	5.9	8.4
Property and equipment		3,083		3,287		3,627	6.6	10.3
Other assets(1)		10,712		11,868		12,288	10.8	3.5

Total assets	￦	308,356	￦	329,065	￦	375,674	6.7	14.2

(1)	Includes investments in associates and joint ventures, investment properties, intangible assets, current income tax assets, deferred income tax assets, assets held for sale and other assets.

For further information on our assets, see “Item 4.B. Business Overview—Assets and Liabilities.”

Comparison of 2016 to 2015

Our total assets increased 14.2% from ￦329,065 billion as of December 31, 2015 to ￦375,674 billion as of December 31, 2016, principally due to a 9.0% increase in loans in Won from ￦212,777 billion as of December 31, 2015 to ￦231,924 billion as of December 31, 2016, as well as a 149.3% increase in financial assets at fair value through profit or loss from ￦11,174 billion as of December 31, 2015 to ￦27,858 billion as of December 31, 2016.

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

Liabilities and Equity

The following table sets forth, as of the dates indicated, the principal components of our liabilities and our equity:

	As of December 31,						Percentage Change
	2014		2015		2016		2015/2014	2016/2015
	(in billions of Won)						(%)
Liabilities:
Financial liabilities at fair value through profit or loss	￦	1,819	￦	2,975	￦	12,123	63.6%	307.5%
Deposits		211,549		224,268		239,731	6.0	6.9
Debts		15,865		16,241		26,251	2.4	61.6
Debentures		29,201		32,601		34,992	11.6	7.3
Provisions		614		607		538	(1.1)	(11.4)
Other liabilities(1)		21,795		23,471		30,778	7.7	31.1

Total liabilities		280,843		300,163		344,413	6.9	14.7

Equity:
Capital stock		1,932		1,932		2,091	—	8.2
Capital surplus		15,855		15,855		16,995	—	7.2
Accumulated other comprehensive income		461		429		405	(6.9)	(5.6)
Retained earnings		9,067		10,464		12,229	15.4	16.9
Treasury shares		—		—		(722)	—	—

Equity attributable to stockholders		27,315		28,680		30,998	5.0	8.1
Non-controlling interests		198		222		263	12.1	18.5

Total equity		27,513		28,902		31,261	5.0	8.2

Total liabilities and equity	￦	308,356	￦	329,065	￦	375,674	6.7	14.2

(1)	Includes derivative financial liabilities, current income tax liabilities, deferred income tax liabilities, defined benefit liabilities and other liabilities.

Comparison of 2016 to 2015

Our total liabilities increased 14.7% from ￦300,163 billion as of December 31, 2015 to ￦344,413 billion as of December 31, 2016. The increase was primarily due to a 6.9% increase in deposits from ￦224,268 billion as of December 31, 2015 to ￦239,731 billion as of December 31, 2016. Our deposits increased mainly as a result of an increase in demand deposits.

Our total equity increased 8.2% from ￦28,902 billion as of December 31, 2015 to ￦31,261 billion as of December 31, 2016. This increase resulted principally from an increase in our retained earnings, which was attributable to the profit we generated in 2016.

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

Liquidity

Our primary source of funding has historically been and continues to be deposits. Deposits amounted to ￦211,549 billion, ￦224,268 billion and ￦239,731 billion as of December 31, 2014, 2015 and 2016, which represented approximately 82.4%, 82.1% and 79.7% of our total funding, respectively. We have been able to use customer deposits to finance our operations generally, including meeting a portion of our liquidity requirements. Although the majority of deposits are short-term, it has been our experience that the majority of our depositors generally roll over their deposits at maturity, thus providing us with a stable source of funding. However, in the event that a substantial number of our depositors do not roll over their deposits or otherwise decide to withdraw their deposited funds, we would need to place increased reliance on alternative sources of funding, some of which may be more expensive than customer deposits, in order to finance our operations. See “Item 3.D. Risk Factors—Risks relating to liquidity and capital management—Our funding is highly dependent on short-term deposits, which dependence may adversely affect our operations.” In particular, we may increase our utilization of alternative funding sources such as short-term borrowings and cash and cash equivalents (including funds from maturing loans), as well as liquidating our positions in financial assets and using the proceeds to fund parts of our operations, as necessary.

We also obtain funding through debentures and debts to meet our liquidity needs. Debentures represented 11.4%, 11.9% and 11.6% of our total funding as of December 31, 2014, 2015 and 2016, respectively. Debts represented 6.2%, 5.9% and 8.7% of our total funding as of December 31, 2014, 2015 and 2016, respectively. For further information on our sources of funding, see “Item 4.B. Business Overview—Assets and Liabilities—Funding.”

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

We are exposed to liquidity risk arising from withdrawals of deposits and maturities of our debentures and debts, as well as the need to fund our lending, trading and investment activities (including our capital expenditures) and the management of our trading positions. The goal of liquidity management is for us to be able, even under adverse conditions, to meet all of our liability repayments on time and fund all investment opportunities. For an explanation of how we manage our liquidity risk, see “Item 11. Quantitative and Qualitative Disclosures about Market Risk—Liquidity Risk Management.” In March 2016, we entered into a land purchase agreement for the purchase of a site located in Yeouido, Seoul, on which we plan to construct a new headquarters building for Kookmin Bank. We anticipate that our total capital expenditures for the construction of the building, which is scheduled to be completed in 2020, will amount to approximately ￦420 billion, of which an aggregate amount of ￦158 billion was incurred as of December 31, 2016.

We are a financial holding company, and substantially all of our operations are in our subsidiaries. Accordingly, we rely on distributions from our subsidiaries (as well as associates), direct borrowings and issuances of debt and equity securities to fund our liquidity obligations at the holding company level. We received aggregate dividends of ￦509 billion and ￦316 billion from our subsidiaries in 2014 and 2015, respectively, and ￦695 billion from our subsidiaries and associates in 2016. See “Item 3.D. Risk Factors—Risks relating to our financial holding company structure and strategy.”

Asset Encumbrance

Part of our future funding and collateral needs are supported by assets readily available and unrestricted. The following table sets forth our assets that are available and those that are encumbered and not available to support our future funding and collateral needs as of December 31, 2016.

	December 31, 2016
					Unencumbered Assets
	Assets		Encumbered Asset(1)		Readily Available(2)		Other(3)
	(in billions of Won)
On-balance sheet
Cash and due from financial institutions	￦	17,885	￦	2,630	￦	15,016	￦	239
Financial assets at fair value through profit or loss		27,858		11,218		8,782		7,858
Derivative financial assets		3,382		—		—		3,382
Loans		265,486		3,257		—		262,229
Financial investments		45,148		8,603		21,386		15,159
Investments in associates and joint ventures		1,771		—		—		1,771
Property and equipment		3,627		332		—		3,295
Investment property		755		460		—		295
Intangible assets		652		—		—		652
Current income tax assets		66		—		—		66
Deferred income tax assets		134		—		—		134
Assets held for sale		52		15		—		37
Other assets		8,858		1,278		—		7,580

Total on-balance sheet	￦	375,674	￦	27,793	￦	45,184	￦	302,697

Off-balance sheet
Fair value of securities accepted as collateral	￦	2,991	￦	—	￦	2,991	￦	—

Total off-balance sheet	￦	2,991	￦	—	￦	2,991	￦	—

(1)	Represent assets that have been pledged as collateral against an existing liability or are otherwise restricted in their use to secure funding.
(2)	Represent those on- and off-balance sheet assets that are not otherwise encumbered, and which are in freely transferable form.
(3)

Pursuant to the European Banking Authorities’ guidelines on disclosure of encumbered and unencumbered assets published on June 27, 2014, we have excluded asset encumbrances arising from activities within insurance entities and categorized the assets of KB Life Insurance, our insurance entity, as “Unencumbered Assets—Other.”

Contractual Cash Obligations

The following table sets forth our contractual cash obligations (excluding short-term borrowings) as of December 31, 2016.

	Payments Due by Period
	Total		1 Year or Less		1-3 Years		3-5 Years		More Than 5 Years
	(in billions of Won)
Long-term borrowing obligations(1)(2)	￦	42,133	￦	13,711	￦	16,799	￦	7,907	￦	3,716
Operating lease obligations(3)		357		149		129		45		34
Capital lease obligations		6		2		3		1		—
Pension obligations		170		170		—		—		—
Deposits(2)(4)		133,082		118,601		7,506		3,135		3,840

Total	￦	175,748	￦	132,633	￦	24,437	￦	11,088	￦	7,590

(1)	Includes debt and debentures with original maturities of one year or more.
(2)

Includes estimated future interest payments, which have been estimated using contractual interest rates and scheduled contractual maturities of the outstanding debt obligations and borrowings as of December 31, 2016. In order to calculate future interest payments on debt with floating rates, we used contractual interest rates as of December 31, 2016.

(3)	This line item is not included within our consolidated statements of financial position.
(4)	Excluding demand deposits.

Commitments and Guarantees

The following table sets forth our commitments and guarantees as of December 31, 2016. These commitments and guarantees are not included within our consolidated statements of financial position.

	Payments Due by Period
	Total		1 Year or Less		1-3 Years		3-5 Years		More Than 5 Years
	(in billions of Won)
Financial guarantees(1)	￦	4,747	￦	1,454	￦	2,538	￦	664	￦	91
Confirmed acceptances and guarantees		5,537		3,722		1,059		738		18
Commitments		97,006		95,462		696		226		622

Total	￦	107,290	￦	100,638	￦	4,293	￦	1,628	￦	731

(1)

Includes ￦4,364 billion of irrevocable commitments to provide contingent liquidity credit lines to special purpose entities for which we serve as the administrator. See Note 39 of the notes to our consolidated financial statements.

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

As of December 31, 2016, Kookmin Bank’s total Tier I and Tier II capital adequacy ratio was 16.32%.

The following table sets forth a summary of Kookmin Bank’s capital and capital adequacy ratios as of December 31, 2014, 2015 and 2016, based on applicable regulatory reporting standards.

	As of December 31,
	2014		2015		2016
	(in billions of Won, except percentages)
Tier I capital:	￦	19,621	￦	20,332	￦	22,343
Common equity Tier I capital		19,621		20,332		22,343
Paid-in capital		2,022		2,022		2,022
Capital reserves		5,220		5,220		5,220
Retained earnings		12,260		13,170		15,588
Non-controlling interests in consolidated subsidiaries		—		—		—
Others		119		(79)		(487)
Additional Tier I capital		—		—		—
Tier II capital:		3,801		3,354		2,236
Revaluation reserves		—		—		—
Allowances for credit losses(1)		886		803		49
Hybrid debt		31		22		9
Subordinated debt		2,884		2,529		2,178
Valuation gain on investment securities		—		—		—
Others		—		—		—

Total core and supplementary capital		23,422		23,686		24,579
Risk-weighted assets		146,690		147,973		150,648
Credit risk:
On-balance sheet		124,325		124,251		126,988
Off-balance sheet		8,128		9,138		9,482
Market risk		3,445		4,189		3,884
Operational risk		10,792		10,394		10,295
Total Tier I and Tier II capital adequacy ratio		15.97%		16.01%		16.32%
Tier I capital adequacy ratio		13.38%		13.74%		14.83%
Common equity Tier I capital adequacy ratio		13.38%		13.74%		14.83%
Tier II capital adequacy ratio		2.59%		2.27%		1.49%

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

The following table sets forth a summary of our consolidated capital adequacy ratio as of December 31, 2014, 2015 and 2016, based on applicable regulatory reporting standards:

	As of December 31,
	2014		2015		2016
	(in billions of Won)
Tier I capital
Common equity Tier I capital	￦	24,062	￦	25,352	￦	29,014
Additional Tier I capital		186		234		251

Total Tier I capital	￦	24,248	￦	25,586	￦	29,265
Tier II capital		4,099		3,554		1,839

Risk-weighted assets	￦	182,486	￦	188,213	￦	203,649

Total Tier I and Tier II capital adequacy ratio		15.53%		15.48%		15.27%
Tier I capital adequacy ratio		13.29%		13.59%		14.37%
Common equity Tier I capital adequacy ratio		13.19%		13.47%		14.25%
Tier II capital adequacy ratio		2.24%		1.89%		0.90%

Recent Accounting Pronouncements

IFRS 9 Financial Instruments, issued in July 2014, is effective for annual periods beginning on or after January 1, 2018. IFRS 9 will replace International Accounting Standard 39, Financial Instruments: Recognition and Measurement. IFRS 9 requires all financial assets to be classified and measured on the basis of an entity’s business model for managing financial assets and the contractual cash flow characteristics of the financial assets. A new impairment model, based on expected credit losses, is introduced and any subsequent changes in expected credit losses will be recognized in profit or loss. Also, hedge accounting rules are amended to extend to more hedging relationships and to allow more hedging instruments and hedged items to qualify for hedge accounting. An effective implementation of IFRS 9 requires preparation processes including financial impact assessment, accounting policy establishment, accounting system development and system stabilization. We are in the process of analyzing the financial impact of IFRS 9 on our consolidated financial statements. For further information regarding IFRS 9, see Note 2.1 of the notes to our consolidated financial statements included elsewhere in this annual report.

For a description of other recent accounting pronouncements under IFRS as issued by the IASB that have been issued but are not yet effective, see Note 2.1 of the notes to our consolidated financial statements included elsewhere in this annual report.

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

The term of office for each director is renewable and is subject to the Korean Commercial Code, the Act on the Corporate Governance of Financial Companies and related regulations.

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

Non-standing Director

The table below identifies our non-standing director as of the date of this annual report:

Name	Date of Birth	Position	Director Since	End of Term
Hong Lee	April 7, 1958	Non-standing director; Senior Executive Vice President of Kookmin Bank	March 27, 2015	March 23, 2018

Hong Lee has been a non-standing director since March 2015. He currently serves as a senior executive vice president of the shared service group at Kookmin Bank. Mr. Lee previously served as a senior executive vice president of the strategy and finance planning group, as well as a senior executive vice president of the corporate banking division, at Kookmin Bank. Mr. Lee received a B.A. in linguistics from Seoul National University and an M.B.A. from Helsinki School of Economics.

Non-executive Directors

Our non-executive directors are selected based on the candidates’ knowledge and experience in diverse areas, such as financial business, accounting, finance, law and regulation, risk management and human resources management. All seven non-executive directors below were nominated by our Non-executive Director Nominating Committee and approved by our shareholders.

The table below identifies our non-executive directors as of the date of this annual report:

Name	Date of Birth	Position	Director Since	Date Term Ends(1)
Young Hwi Choi	October 28, 1945	Non-executive Director	March 27, 2015	March 23, 2018
Stuart B. Solomon	July 17, 1949	Non-executive Director	March 24, 2017	March 23, 2019
Suk Ryul Yoo	April 21, 1950	Non-executive Director	March 27, 2015	March 23, 2018
Michael Byungnam Lee	September 24, 1954	Non-executive Director	March 27, 2015	March 23, 2018
Jae Ha Park	November 25, 1957	Non-executive Director	March 27, 2015	March 23, 2018
Eunice Kyonghee Kim	March 29, 1959	Non-executive Director	March 27, 2015	March 23, 2018
Jongsoo Han	October 16, 1960	Non-executive Director	March 27, 2015	March 23, 2018

(1)	The date on which each term will end will be the date of the general stockholders’ meeting in the relevant year unless otherwise specified.

Young Hwi Choi has been a non-executive director since March 2015. He previously served as the president and chief executive officer of Shinhan Financial Group Co., Ltd., a deputy president of Shinhan Bank and a deputy director at the former Ministry of Finance. Mr. Choi received a B.A. in economics from Sungkyunkwan University.

Stuart B. Solomon has been a non-executive director since March 2017. Mr. Solomon previously served as the chairman, president and chief executive officer of MetLife Korea. He received an undergraduate degree from Syracuse University.

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

Jongsoo Han has been a non-executive director since March 2015. He is currently a professor at Ewha Womans University and also serves as a member of the IFRS Interpretations Committee. Mr. Han previously served as a member of the Korea Accounting Deliberating Council of the Financial Services Commission and the Korea Accounting Standards Board, as well as a vice president of Korea Accounting Association. Mr. Han received a B.A. in business administration and an M.B.A. from Yonsei University and a Ph.D. in accounting from Joseph M. Katz Graduate School of Business, University of Pittsburgh.

Any director having an interest in a transaction that is subject to approval by the board of directors may not vote at the meeting during which the board approves the transaction.

Executive Officers

The table below identifies our senior executive officers who are not executive directors as of the date of this annual report:

Name	Date of Birth	Position
Ok Chan Kim	July 12, 1956	President and Chief Operating Officer
Ki Heon Kim	October 17, 1955	Deputy President and Chief Information Technology Officer
Dong Cheol Lee	October 4, 1961	Deputy President and Chief Strategy Officer
Jeong Rim Park	November 27, 1963	Deputy President; Wealth Management Planning Department
Kwi Sang Jun	July 13, 1960	Deputy President; Corporate and Investment Banking Planning Department
Ki Hwan Kim	March 20, 1963	Senior Managing Director and Chief Risk Management Officer
Young-Tae Park	December 24, 1961	Senior Managing Director and Chief Data Officer
Jae Hong Park	April 10, 1967	Senior Managing Director and Chief Global Strategy Officer
Hong Seob Shin	September 1, 1962	Senior Managing Director and Chief Public Relations Officer
Kyung Yup Cho	September 9, 1961	Senior Managing Director; KB Research
Jae Keun Lee	May 27, 1966	Managing Director and Chief Financial Officer
Chang Kwon Lee	November 15, 1965	Managing Director; Strategic Planning Department
Dong Whan Han	January 30, 1965	Managing Director and Chief Future Innovation Officer
Chai Hyun Sung	September 12, 1965	Managing Director and Chief Human Resources Officer
Pil Kyu Im	March 20, 1964	Managing Director and Chief Compliance Officer
Young Hyuk Jo	April 22, 1963	Managing Director and Enforcement Officer of the Internal Audit; Audit Department

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

Ki Heon Kim is a deputy president and our chief information technology officer. He also serves as a senior executive vice president of Kookmin Bank and heads its information technology group. Mr. Kim previously served as an expert for the financial services division of Samsung SDS Co., Ltd. and the head of branch offices of Peace Bank of Korea. He received a B.A. in accounting from Hanyang University.

Dong Cheol Lee is a deputy president and our chief strategy officer. He also serves as a non-standing director of KB Securities. Mr. Lee previously served as a deputy president and the head of the business management department at KB Life Insurance and a managing director and the head of our Strategic Planning Department. He received a B.A. in law from Korea University and an L.L.M. from Tulane University Law School.

Jeong Rim Park is a deputy president and heads the Wealth Management Planning Department. She also serves as a senior executive vice president of Kookmin Bank and heads its wealth management group, as well as a deputy president of KB Securities in charge of its wealth management division. Ms. Park previously served as a deputy president of our company and oversaw the Risk Management Department. She also served as a senior managing director of Kookmin Bank and headed its wealth management division. Ms. Park received a B.A. in business administration and an M.B.A. from Seoul National University.

Kwi Sang Jun is a deputy president and heads the Corporate and Investment Banking Planning Department. He also serves as a senior executive vice president of Kookmin Bank and heads its corporate and investment banking group, as well as a deputy president of KB Securities in charge of its investment banking division. Mr. Jun previously served as the head of Kookmin Bank’s Gangnam Regional Head Office. He received a B.A. in economics from Busan National University.

Ki Hwan Kim is a senior managing director and our chief risk management officer. He also serves as a senior managing director of Kookmin Bank’s risk management group. Mr. Kim previously served as a managing director of Kookmin Bank’s consumer protection group. He received a B.A. in economics from Seoul National University.

Young-Tae Park is a senior managing director and our chief data officer. He previously served as the head of Kookmin Bank’s marketing department and the head of several branch offices of Kookmin Bank. Mr. Park received a B.A. and an M.S. in economics from Korea University.

Jae Hong Park is a senior managing director and our chief global strategy officer. He also serves as a senior managing director of Kookmin Bank’s global business division. Mr. Park previously served as the head of the future strategy department at Hanwha Life Insurance Co., Ltd., the head of the global business department at Samsung Fire & Marine Insurance Co., Ltd. and a partner at McKinsey & Company. He received a B.A. in economics from Seoul National University and a Ph.D. in economics from Princeton University.

Hong Seob Shin is a senior managing director and our chief public relations officer. He also serves as a senior managing director of Kookmin Bank and heads its consumer brand strategy group. Mr. Shin previously served as the head of Kookmin Bank’s eastern regional group. He received a B.A. in Spanish from Hankuk University of Foreign Studies.

Kyung Yup Cho is a senior managing director and heads KB Research. He previously served as a senior editor at MaeKyung Media Group and the head of financial news, political news, social affairs and international news at Maeil Business Newspaper. Mr. Cho received a B.A. in business administration and a Ph.D. in business administration from Yonsei University.

Jae Keun Lee is a managing director and our chief financial officer. He previously served as the general manager of the Financial Planning Department. Mr. Lee received an M.S. in economics from Sogang University and a Master of Financial Engineering from the Korea Advanced Institute of Science and Technology.

Chang Kwon Lee is a managing director and heads our Strategic Planning Department. He previously served as a general manager of KB Kookmin Card’s Strategic Planning Department. Mr. Lee received a B.A. in applied statistics from Korea University.

Dong Whan Han is a managing director and our chief future innovation officer. He also serves as a managing director of Kookmin Bank’s future channel group. He previously served as the head of our Office of the Board of Directors and a general manager of Kookmin Bank’s Strategic Planning Department. He received an M.S. in geography from Seoul National University and an M.B.A. from the University of Washington.

Chai Hyun Sung is a managing director and our chief human resources officer. He previously served as an executive secretary for the group and Kookmin Bank. Mr. Sung received a B.S. in accounting from Jeonbuk National University.

Pil Kyu Im is a managing director and our chief compliance officer, and heads the Compliance Supporting Department. He previously served as the branch manager of Kookmin Bank’s Gwanghwamoon branch and Star Tower branch. Mr. Im received a B.A. in agricultural economics from Korea University.

Young Hyuk Jo is a managing director and enforcement officer of the Internal Audit Department and heads the Audit Department. He previously served as the head of Kookmin Bank’s Ansan financial center. Mr. Jo received a B.A. in economics from Dong-A University.

Item 6.B.	Compensation

The aggregate remuneration paid and benefits-in-kind granted, excluding stock grants, by us and our subsidiaries to our chairman and chief executive officer, our other executive and non-standing directors, our non-executive directors and our executive officers for the year ended December 31, 2016 was ￦5,485 million. For the year ended December 31, 2016, we set aside ￦160 million for allowances for severance and retirement benefits for our chairman and chief executive officer, the other executive directors and our executive officers.

The compensation of our director who received total annual compensation exceeding ￦500 million in 2016 was as follows:

Name	Position	Total Compensation in 2016 (in millions of Won)	Long-term Incentive Compensation for Payment Subsequent to 2016
Jong Kyoo Yoon	Chairman and Chief Executive Officer	￦1,024(1)	Grant of 60,841 long-term performance-based shares(2)

(1)

Includes 2016 annual salary of ￦372 million (including allowances for business expenses of ￦168 million) and a short-term incentive payment of ￦182 million, which was based on performance in 2015 and paid in the first quarter of 2016, as well as 2016 annual salary of ￦311 million and short-term incentive payments of ￦159 million, which were based on performance in 2015 and paid in the first quarter of 2016, paid by Kookmin Bank.

(2)

Consists of 32,449 and 28,392 long-term performance-based shares granted by us and Kookmin Bank, respectively. The actual payment amount will be determined in the future based on (i) a performance evaluation over a three-year period from November 21, 2014 to November 20, 2017 and (ii) the market price of our common shares.

Pursuant to a resolution of our board of directors, effective January 11, 2016, each of Ki-Bum Lee, our former senior managing director, and Kyu Sul Choi, our former managing director, was appointed a business management advisor for a term of one year. As of January 10, 2017, such appointments have expired. We do not have service contracts with any of our other directors or officers providing for benefits upon termination of their employment with us.

In 2008, we established a stock grant plan. Pursuant to this plan, we have entered into performance share agreements with certain of our and our subsidiaries’ directors, executive officers and other senior management, whereby we may grant shares of our common stock (or the equivalent monetary amount based on the market value of such shares) within specified periods as long-term incentive performance shares in accordance with pre-determined performance targets. See “Item 6.E. Share Ownership—Performance Share Agreements.” In 2016, we incurred ￦38,190 million of compensation costs relating to stock grants under such agreements. See Note 31.2.2 of the notes to our consolidated financial statements included elsewhere in this annual report.

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

Audit Committee

The committee currently consists of four non-executive directors, Suk Ryul Yoo, Jae Ha Park, Eunice Kyonghee Kim and Jongsoo Han. The chairperson of the Audit Committee is Jongsoo Han. The committee oversees our financial reporting and approves the appointment of our independent registered public accounting firm. The committee also reviews our financial information, auditor’s examinations, key financial statement issues, the plans and evaluation of internal control and the administration of our financial affairs by the board of directors. In connection with the general meetings of stockholders, the committee examines the agenda for, and financial statements and other reports to be submitted by, the board of directors to each general meeting of stockholders. The committee holds regular meetings every quarter.

Corporate Governance Committee

The committee currently consists of one non-standing director, Hong Lee, and three non-executive directors, Young Hwi Choi, Jae Ha Park and Eunice Kyonghee Kim, together with our chairman and chief executive officer, Jong Kyoo Yoon. The chairpersons of the Corporate Governance Committee are Jong Kyoo Yoon and Young Hwi Choi. The committee is responsible for establishing and monitoring procedures for our chairman candidate cultivation and succession program, as well as for candidate cultivation and succession programs for chief executive officers of our subsidiaries. The committee holds regular meetings annually.

Risk Management Committee

The committee currently consists of one non-standing director, Hong Lee, and three non-executive directors, Young Hwi Choi, Suk Ryul Yoo and Jae Ha Park. The chairperson of the committee is Jae Ha Park. The Risk Management Committee oversees and makes determinations on all issues relating to our comprehensive risk management function. In order to ensure our stable financial condition and to maximize our profits, the committee monitors our overall risk exposure and reviews our compliance with risk policies and risk limits. In addition, the committee reviews risk and control strategies and policies, evaluates whether each risk is at an adequate level, establishes or abolishes risk management divisions and reviews risk-based capital allocations. The committee holds regular meetings every quarter.

Evaluation & Compensation Committee

The committee currently consists of four non-executive directors, Michael Byungnam Lee, Eunice Kyonghee Kim, Jongsoo Han and Stuart B. Solomon. The chairperson of the committee is Michael Byungnam Lee. The Evaluation and Compensation Committee reviews compensation schemes and compensation levels of us and our subsidiaries. The committee is also responsible for deliberating and deciding the compensation of directors, evaluating management’s performance and implementing management training programs, as well as deciding and supervising the performance-based annual salary of the president and the executive officers of us and our subsidiaries. The committee holds regular meetings semi-annually.

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

Audit Committee Member Nominating Committee

The committee currently has no members. The last meeting of the committee was on February 24, 2017 to nominate new Audit Committee members. The committee oversees the selection of Audit Committee member candidates and recommends them annually sometime prior to the general stockholders meeting. The term of office of its members is from the first meeting of the committee held to nominate the Audit Committee members until the Audit Committee members are appointed.

Item 6.D.	Employees

As of December 31, 2016, we had a total of 159 full-time employees, excluding 13 executive officers, at our financial holding company.

The following table sets forth information regarding our employees at both our financial holding company and our subsidiaries as of the dates indicated:

		As of December 31,
		2014	2015	2016
KB Financial Group	Full-time employees(1)	168	181	159
	Contractual employees	—	—	—
	Managerial employees	131	144	135
	Members of Korea Financial Industry Union	—	—	—
Kookmin Bank	Full-time employees(1)	20,758	19,855	19,458
	Contractual employees	903	1,044	1,218
	Managerial employees	11,561	11,034	11,023
	Members of Korea Financial Industry Union	16,977	16,548	16,406
Other subsidiaries	Full-time employees(1)	3,186	6,658	8,366
	Contractual employees	355	887	1,366
	Managerial employees	1,765	3,286	4,467
	Members of Korea Financial Industry Union	1,324	4,523	4,433

(1)	Excluding executive officers.

We consider our relations with our employees to be satisfactory. We and our subsidiaries each have a joint labor-management council which serves as a forum for ongoing discussions between our management and employees. At six of our subsidiaries, Kookmin Bank, KB Securities, KB Kookmin Card, KB Capital, KB Real Estate Trust and KB Credit Information, our employees have a labor union. Every year, the unions at Kookmin Bank, KB Securities, KB Kookmin Card, KB Capital, KB Real Estate Trust and KB Credit Information and their respective managements negotiate and enter into new collective bargaining agreements and negotiate annual wage adjustments.

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

In January 2016, we implemented a “mileage stock” program, pursuant to which we may grant to our and our subsidiaries’ employees performance-based cash payments that correspond to the market value of our common shares. The accumulated “miles” of common shares can be exercised for cash during a two-year period commencing on the one-year anniversary of the grant date.

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

In accordance with the National Pension Act, we contribute an amount equal to 4.5% of employee wages, and each employee contributes 4.5% of his or her wages, into each employee’s personal pension account. In addition, in accordance with the Guarantee of Worker’s Retirement Benefits Act, we have adopted a retirement pension plan for our employees. Contributions under the retirement pension plan are deposited annually into a financial institution, and an employee may elect to receive a monthly pension or a lump-sum amount upon retirement. Our retirement pension plans are provided in the form of a defined benefit plan and a defined contribution plan. The defined benefit plan guarantees a certain payout at retirement, according to a fixed formula based on the employee’s average salary and the number of years for which the employee has been a plan member. The defined contribution plan, in which the employer’s contribution is determined in advance based on one twelfth of an employee’s total annual pay, is managed directly by the employees. Under Korean law, we may not terminate the employment of full-time employees except under certain limited circumstances. However, from time to time, we invite our employees to apply for our early retirement programs, which provide for varying amounts of severance pay based on the duration of time an employee has worked for us, along with several other key features. We believe that such programs enhance our productivity and efficiency by improving our labor structure.

In June 2009, we established an employee stock ownership plan. All of our employees are eligible to participate in this plan. We are not required to, and do not, make cash contributions to this plan. Members of our employee stock ownership association have pre-emptive rights to acquire up to 20% of our shares issued in public offerings by us pursuant to the Financial Investment Services and Capital Markets Act. In August 2009, we offered to members of our employee stock ownership association 6,000,000 of the 30,000,000 new shares of common stock to be issued in our rights offering to our existing shareholders, and the entire amount was subscribed by members of our employee stock ownership association. The employee stock ownership association held 2,018,501 shares of our common stock as of December 31, 2016.

Employees of Kookmin Bank have been eligible to participate in its employee stock ownership plan, which will be terminated once all of our common stock held by the plan (which the plan received following the transfer of Kookmin Bank shares held by it as a result of the comprehensive stock transfer pursuant to which we were established) have been distributed to the relevant Kookmin Bank employees at the requests of such employees following the expiration of the required holding periods. As of December 31, 2016, Kookmin Bank’s employee stock ownership association held 655,350 shares of our common stock.

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

Common Stock

As of March 31, 2017, the persons who are currently our directors or executive officers, as a group, held an aggregate of 21,686 shares of our common stock, representing approximately 0.005% of the issued shares of our common stock as of such date. None of these persons individually held more than 1% of the outstanding shares of our common stock as of such date. The following table presents information regarding our directors and executive officers who beneficially owned our shares as of March 31, 2017.

Name of Executive Officer or Director	Number of Shares of Common Stock
Jong Kyoo Yoon	10,000
Michael Byungnam Lee	1,020
Hong Lee	459
Ok Chan Kim	5,174
Dong Cheol Lee	600
Jeong Rim Park	540
Kwi Sang Jun	167
Ki Hwan Kim	321
Young-Tae Park	450
Hong Seob Shin	580
Kyung Yup Cho	800
Jae Keun Lee	119
Dong Whan Han	100
Chai Hyun Sung	450
Pil Kyu Im	445
Young Hyuk Jo	461

Total	21,686

Performance Share Agreements

Pursuant to a stock grant plan we established in 2008, we have entered into performance share agreements with certain of our and our subsidiaries’ executive officers and senior management, pursuant to which we may grant shares of our common stock (or the equivalent monetary amount based on the market value of such shares) within specified periods as long-term incentive performance shares in accordance with pre-determined performance targets. Since January 2010, in accordance with the best practice guidelines for outside directors of banking institutions announced by the Korea Federation of Banks, which have been replaced with the Financial Corporate Governance Code issued by the Financial Services Commission in December 2014, we have not entered into any performance share agreements with our non-executive directors.

Actual disbursements under the performance share agreements with our and our subsidiaries’ directors, executive officers and senior management have generally been in the form of cash disbursements of equivalent monetary amounts based on the market value of our shares.

Item 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Item 7.A.	Major Shareholders

The following table presents information regarding the beneficial ownership of our shares at December 31, 2016 by each person or entity known to us to own beneficially more than 5% of our issued and outstanding shares.

Except as otherwise indicated, each stockholder identified by name has:

•	sole voting and investment power with respect to its shares; and

•	record and beneficial ownership with respect to its shares.

Beneficial Owner	Number of Shares of Common Stock	Percentage of Total Outstanding Shares of Common Stock (%)(1)
Korean National Pension Service	41,190,896	9.85%
JPMorgan Chase Bank, N.A.(2)	29,069,705	6.95%

(1)	Calculated based on 418,111,537 shares of our common stock outstanding as of December 31, 2016.
(2)	As depositary bank.

Other than as set forth above, no other person or entity known by us to be acting in concert, directly or indirectly, jointly or separately, owned 5.0% or more of the issued shares of our common stock or exercised control or could exercise control over us as of December 31, 2016. None of our major stockholders has different voting rights from our other stockholders.

Item 7.B.	Related Party Transactions

As of December 31, 2016, we had an aggregate of ￦1,984 million in loans outstanding to our executive officers and directors and Kookmin Bank’s executive officers and directors. In addition, as of such date, we had loans outstanding to various companies whose directors or executive officers were serving concurrently as our directors or executive officers. See Note 43 of the notes to our consolidated financial statements included elsewhere in this annual report. All of these loans were made in the ordinary course of business, on substantially the same terms, including interest rate and collateral, as those prevailing at the time for comparable transactions with other persons and did not involve more than the normal risk of collectibility or present other unfavorable features.

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

In June 2012, Korea Lottery Services Co., Ltd., a lottery system operator in connection with Kookmin Bank’s former lottery operations, filed a lawsuit against Kookmin Bank in the Seoul Central District Court seeking ￦1 billion in damages it allegedly suffered because Kookmin Bank entered into a seven-year service contract with Korea Lottery Services when Kookmin Bank had a five-year lottery operations contract with the Korean government. Kookmin Bank terminated the service contract with Korea Lottery Services upon the expiration of its lottery operations contract with the Korean government, which did not reappoint Kookmin Bank as a lottery operator. In March 2015, Korea Lottery Services increased the amount of damages claimed to ￦108 billion. The Seoul Central District Court dismissed the case in June 2015 and Korea Lottery Services appealed the case to the Seoul High Court, which dismissed the case in February 2016. Korea Lottery Services appealed the case to the Supreme Court of Korea in March 2016, which ruled in favor of Kookmin Bank in December 2016.

In July 2012, the Korea Fair Trade Commission commenced an investigation into alleged collusion among domestic financial institutions, including banks and securities companies, in setting interest rates applicable to three-month certificates of deposit. Such rates were used as a benchmark for banks’ lending rates until a new benchmark rate for bank lending was introduced in December 2012. In February 2016, the Korea Fair Trade Commission sent its formal written report of findings to six commercial banks, including Kookmin Bank, and the respondents submitted their response briefs in April 2016. In July 2016, citing insufficient evidence to prove violation of Korean fair trade laws, the Korea Fair Trade Commission announced that it has decided to terminate its investigation. However, the Korea Fair Trade Commission noted that it could resume its investigation in the future if it finds sufficient evidence to prove that the domestic commercial banks violated Korean fair trade laws.

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

In connection with the misappropriation incident, as of December 31, 2016, certain of KB Kookmin Card’s customers had filed a total of 125 lawsuits against KB Kookmin Card with the aggregate amount of claimed damages amounting to approximately ￦10 billion. The final outcome of such lawsuits remains uncertain. In addition, KB Kookmin Card could become subject to additional litigation and may incur significant costs relating to the compensation of customers for losses incurred as a result of the fraudulent use of the misappropriated personal information.

Dividends

Dividends must be approved by the stockholders at the annual general meeting of stockholders. Cash dividends may be paid out of retained earnings that have not been appropriated to statutory reserves. See “Item 10.B. Memorandum and Articles of Association—Description of Capital Stock—Dividends and Other Distributions.”

The table below sets forth, for the periods indicated, the dividend per share of common stock and the total amount of dividends declared and paid by us in respect of the years ended December 31, 2014, 2015 and 2016. The dividends set out for each of the years below were paid within 30 days after our annual stockholders meeting, which is held no later than March of the following year.

Fiscal Year	Dividends per Common Share(1)				Dividends per Preferred Share		Total Amount of Cash Dividends Paid
							(in millions of Won)
2014(2)	￦	780	US$	0.72	—	—	￦ 301,354
2015(3)		980		0.84	—	—	378,625
2016(4)		1,250		1.04	—	—	497,969

(1)	Won amounts are expressed in U.S. dollars at the noon buying rate in effect at the end of the relevant periods as quoted by the Federal Reserve Bank of New York in the United States.
(2)

On February 5, 2015, our board of directors passed a board resolution recommending a cash dividend of ￦780 per common share (before dividend tax), representing 15.6% of the par value of each share, for the fiscal year ended December 31, 2014. This resolution was approved and ratified by our stockholders on March 27, 2015.

(3)

On February 4, 2016, our board of directors passed a board resolution recommending a cash dividend of ￦980 per common share (before dividend tax), representing 19.6% of the par value of each share, for the fiscal year ended December 31, 2015. This resolution was approved and ratified by our stockholders on March 25, 2016.

(4)

On February 9, 2017, our board of directors passed a board resolution recommending a cash dividend of ￦1,250 per common share (before dividend tax), representing 25.0% of the par value of each share, for the fiscal year ended December 31, 2016. This resolution was approved and ratified by our stockholders on March 24, 2017.

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

	KRX KOSPI Market(1)					New York Stock Exchange(2)
	Closing Price Per Common Stock				Average Daily Trading Volume (in thousands of shares)	Closing Price Per ADS				Average Daily Trading Volume (in thousands of shares)
	High		Low			High		Low
2012	￦	45,000	￦	33,000	1,342.3	US$	40.63	US$	28.84	150.1
2013		43,950		32,600	1,236.0		41.26		28.85	144.3
2014		43,000		34,200	1,068.9		42.00		32.34	118.2
2015		41,900		33,150	935.9		38.91		27.87	131.8
First Quarter		40,000		35,000	927.1		35.97		31.22	128.1
Second Quarter		41,900		36,150	954.8		38.91		32.64	99.2
Third Quarter		37,850		34,150	997.2		32.81		27.99	154.8
Fourth Quarter		36,950		33,150	864.3		32.70		27.87	148.2
2016		44,400		28,300	1,013.4		38.39		23.23	138.7
First Quarter		32,800		28,300	1,143.2		28.16		23.23	165.2
Second Quarter		36,500		32,150	919.9		31.38		26.59	129.7
Third Quarter		39,900		31,800	915.0		36.35		27.54	117.5
Fourth Quarter		44,400		37,850	1,021.6		38.39		34.15	143.7
October		43,900		38,100	2,226.2		38.39		34.15	165.2
November		42,500		40,350	2,082.8		36.52		34.56	126.8
December		44,400		40,850	924.5		38.29		35.18	139.1
2017 (through April 20)		51,900		42,400	1,048.0		45.77		35.47	158.9
First Quarter		51,900		42,400	1,057.3		45.77		35.47	154.7
January		47,200		42,400	941.6		40.60		35.47	116.0
February		48,000		45,850	902.8		42.10		40.67	178.3
March		51,900		47,400	1,302.8		45.77		40.69	168.9
April (through April 20)		50,400		47,000	1,006.8		44.38		41.27	178.9

Source:    Global Stock Information Financial Network and KRX KOSPI Market

(1)	Trading of our common shares on the KRX KOSPI Market commenced on October 10, 2008.
(2)	Trading of our ADSs on the New York Stock Exchange commenced on September 29, 2008. Each ADS represents the right to receive one share.

Item 9.B.	Plan of Distribution

Not applicable.

Item 9.C.	Markets

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

As of December 31, 2016, the aggregate market value of equity securities listed on the KRX KOSPI Market was approximately ￦1,308 trillion. The average daily trading volume of equity securities for 2016 was approximately 377 million shares and the average daily transaction value was ￦4,523 billion.

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

The following table sets out movements in KOSPI:

Year	Opening	High	Low	Closing
1985	139.53	163.37	131.40	163.37
1986	161.40	279.67	153.85	272.61
1987	264.82	525.11	264.82	525.11
1988	532.04	922.56	527.89	907.20
1989	919.61	1,007.77	844.75	909.72
1990	908.59	928.82	566.27	696.11
1991	679.75	763.10	586.51	610.92
1992	624.23	691.48	459.07	678.44
1993	697.41	874.10	605.93	866.18
1994	879.32	1,138.75	855.37	1,027.37
1995	1,013.57	1,016.77	847.09	882.94
1996	888.85	986.84	651.22	651.22
1997	653.79	792.29	350.68	376.31
1998	385.49	579.86	280.00	562.46
1999	587.57	1,028.07	498.42	1,028.07
2000	1,059.04	1,059.04	500.60	504.62
2001	520.95	704.50	468.76	693.70
2002	724.95	937.61	584.04	627.55
2003	635.17	822.16	515.24	810.71
2004	821.26	936.06	719.59	895.92
2005	893.71	1,379.37	870.84	1,379.37
2006	1,389.27	1,464.70	1,203.86	1,434.46
2007	1,435.26	2,064.85	1,355.79	1,897.13
2008	1,853.45	1,888.88	938.75	1,124.47
2009	1,157.40	1,723.17	992.69	1,682.77
2010	1,696.14	2,052.97	1,548.78	2,051.00
2011	2,070.08	2,228.96	1,652.71	1,825.74
2012	1,826.37	2,049.28	1,769.31	1,997.05
2013	2,031.10	2,059.58	1,780.63	2,011.34
2014	1,967.19	2,082.61	1,886.85	1,915.59
2015	1,926.44	2,173.41	1,829.81	1,961.31
2016	1,918.76	2,068.72	1,835.28	2,026.46
2017 (through April 20)	2,026.16	2,178.38	2,026.16	2,149.15

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

The following table sets forth the number of companies listed on the KRX KOSPI Market, the corresponding total market capitalization at the end of the periods indicated and the average daily trading volume for those periods:

	Market Capitalization on the Last Day of Each Period			Average Daily Trading Volume, Value
Year	Number of Listed Companies	(Billions of Won)		Thousands of Shares	(Millions of Won)
1985	342	￦	6,570	18,925	￦	12,315
1986	355		11,994	31,755		32,870
1987	389		26,172	20,353		70,185
1988	502		64,544	10,367		198,364
1989	626		95,477	11,757		280,967
1990	669		79,020	10,866		183,692
1991	686		73,118	14,022		214,263
1992	688		84,712	24,028		308,246
1993	693		112,665	35,130		574,048
1994	699		151,217	36,862		776,257
1995	721		141,151	26,130		487,762
1996	760		117,370	26,571		486,834
1997	776		70,989	41,525		555,759
1998	748		137,799	97,716		660,429
1999	725		349,504	278,551		3,481,620
2000	704		188,042	306,163		2,602,211

	Market Capitalization on the Last Day of Each Period		Average Daily Trading Volume, Value
Year	Number of Listed Companies	(Billions of Won)	Thousands of Shares	(Millions of Won)
2001	689	255,850	473,241	1,997,420
2002	683	258,681	857,245	3,041,598
2003	684	355,363	542,010	2,216,636
2004	683	412,588	372,895	2,232,108
2005	702	655,075	467,629	3,157,662
2006	731	704,588	279,096	3,435,180
2007	745	951,900	363,732	5,539,588
2008	763	592,635	355,205	5,189,643
2009	770	887,935	485,657	5,795,426
2010	777	1,141,885	380,859	5,619,768
2011	791	1,041,999	353,759	6,863,146
2012	784	1,154,294	486,480	4,823,643
2013	777	1,185,974	328,325	3,993,422
2014	773	1,192,253	278,082	3,983,580
2015	770	1,242,832	455,256	5,351,734
2016	779	1,308,440	376,773	4,523,044
2017 (through April 20)	774	1,393,644	396,951	4,502,688

Source:    The KRX KOSPI Market

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

Reporting Requirements for Holders of Substantial Interests

Any person whose direct or beneficial ownership of our common stock with voting rights, whether in the form of shares of common stock or ADSs, certificates representing the rights to subscribe for shares or equity-related debt securities including convertible bonds and bonds with warrants (which we refer to collectively as “Equity Securities”), together with the Equity Securities beneficially owned by certain related persons or by any person acting in concert with the person, accounts for 5% or more of the total issued and outstanding shares (Equity Securities of us held by such persons and treasury stock) is required to report the status and purpose (in terms of whether the purpose of the shareholding is to exercise control over our management) of the holdings to the Financial Services Commission and the KRX KOSPI Market within five business days after reaching the 5% ownership interest. In addition, any change in (i) the ownership interest subsequent to the report that equals or exceeds 1% of the total issued and outstanding Equity Securities of us or (ii) the purpose of the shareholding is required to be reported to the Financial Services Commission and the KRX KOSPI Market within five business days from the date of the change.

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

In addition to the reporting requirements described above, any person whose direct or beneficial ownership of our stock accounts for 10% or more of the total issued and outstanding stock (which we refer to as a “major stockholder”) must report the status of his/her shareholding to the Korea Securities and Futures Commission and the KRX KOSPI Market within five days after becoming a major stockholder. In addition, any change in the ownership interest subsequent to the report must be reported to the Korea Securities and Futures Commission and the KRX KOSPI Market within five days of the occurrence of the change, provided that such reporting obligation would not apply if the change in the ownership interest consists of less than 1,000 shares and the amount of such change is less than ￦10 million. Violation of these reporting requirements may subject a person to criminal sanctions such as fines or imprisonment.

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

As of December 31, 2016, our authorized share capital is 1,000,000,000 shares. Pursuant to our articles of incorporation, we are authorized to issue shares with preferred dividend, non-voting shares, class shares with conversion rights, class shares with redemption rights and shares with a combination of all or any of the foregoing characteristics (collectively, “Class Shares”), as well as common shares. Subject to applicable laws and regulations, we are authorized to issue Class Shares up to one-half of all of our issued and outstanding shares.

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

As of the date of this annual report, 418,111,537 shares of common stock were issued and 418,111,537 shares of common stock were outstanding. No Class Shares are currently outstanding. All of the issued and outstanding shares are fully-paid and non-assessable, and are in registered form. Our authorized but unissued share capital consists of 581,888,463 shares. We may issue the unissued shares without further stockholder approval, subject to a board resolution as provided in the articles of incorporation. See “—Preemptive Rights and Issuances of Additional Shares” and “—Dividends and Other Distributions—Distribution of Free Shares.”

Our articles of incorporation provide that our stockholders may, by special resolution, grant to our and our subsidiaries’ officers and employees stock options exercisable for up to 15% of the total number of our issued and outstanding shares. Our board of directors may also grant stock options to officers and employees other than directors exercisable for up to 1% of our issued and outstanding shares, provided that such grant must be approved by a resolution of the subsequent general meeting of stockholders. As of March 31, 2017, none of our officers, directors and employees held options to purchase shares of our common stock. See “Item 6.E. Share Ownership—Stock Options.”

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

General Meetings of Stockholders

There are two types of general meetings of stockholders: annual general meetings and extraordinary general meetings. We are required to convene our annual general meeting within three months after the end of each fiscal year. Subject to a board resolution or court approval, an extraordinary general meeting of stockholders may be held when necessary or at the request of the holders of an aggregate of 3% or more of our issued and outstanding shares, or the holders of an aggregate of 0.75% or more of our issued and outstanding stock with voting rights, who have held those shares at least for six months, under the Act on the Corporate Governance of Financial Companies and its sub-regulations. Under the Korean Commercial Code, an extraordinary general meeting of stockholders may also be convened at the request of our Audit Committee, subject to a board resolution or court approval. Holders of non-voting shares may be entitled to request a general meeting of stockholders only to the extent the non-voting shares have become enfranchised as described under the section entitled “—Voting Rights” above, hereinafter referred to as “enfranchised non-voting shares.” Meeting agendas will be determined by the board of directors or proposed by holders of an aggregate of 3% or more of the issued and outstanding shares with voting rights, or by holders of an aggregate of 0.1% or more of our issued and outstanding shares with voting rights, who have held those shares for at least six months, by way of a written proposal to the board of directors at least six weeks prior to the meeting, under the Act on the Corporate Governance of Financial Companies and its sub-regulations. Written notices or e-mail notices stating the date, place and agenda of the meeting must be given to the stockholders at least two weeks prior to the date of the general meeting of stockholders. Notice may, however, be given to holders of 1% or less of the total number of issued and outstanding shares which are entitled to vote, either by placing at least two public notices at least two weeks in advance of the meeting in at least two daily newspapers or by placing a notice through the electronic disclosure system operated by the Financial Supervisory Service or the Korea Exchange. Stockholders who are not on the stockholders’ register as of the record date will not be entitled to receive notice of the general meeting of stockholders, and they will not be entitled to attend or vote at such meeting. Holders of enfranchised non-voting shares who are on the stockholders’ register as of the record date will be entitled to receive notice of the general meeting of stockholders and they will be entitled to attend and vote at such meeting. Otherwise, holders of non-voting shares will not be entitled to receive notice of or vote at general meetings of stockholders.

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

Dividends

The gross amount of cash dividends that you receive (prior to deduction of Korean taxes) generally will be subject to U.S. federal income taxation as foreign source “passive category” dividend income and will not be eligible for the dividends received deduction. Dividends paid in Won will be included in your income in a U.S. dollar amount calculated by reference to the exchange rate in effect on the date of your receipt of the dividend, in the case of common shares, or the depositary’s receipt, in the case of ADSs, regardless of whether the payment is in fact converted into U.S. dollars. If such a dividend is converted into U.S. dollars on the date of receipt, you generally should not be required to recognize foreign currency gain or loss in respect of the dividend income.

Subject to certain exceptions for short-term and hedged positions, the U.S. dollar amount of dividends received by an individual with respect to the ADSs will be subject to taxation at reduced rates if the dividends are “qualified dividends.” Dividends paid on the ADSs will be treated as qualified dividends if (i) the ADSs are readily tradable on an established securities market in the United States and (ii) we were not, in the year prior to the year in which the dividend was paid, and are not, in the year in which the dividend is paid, a passive foreign investment company as defined for U.S. federal income tax purposes (“PFIC”). The ADSs are listed on the New York Stock Exchange, and will qualify as readily tradable on an established securities market in the United States so long as they are so listed. Based on our audited financial statements, we believe that we were not a PFIC in our 2015 or 2016 taxable year. In addition, based on our audited financial statements and current expectations regarding our income, assets and activities, we do not anticipate becoming a PFIC for our 2017 taxable year.

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

Specified Foreign Financial Assets

Certain U.S. holders that own “specified foreign financial assets” with an aggregate value in excess of US$50,000 are generally required to file an information statement along with their tax returns, currently on Form 8938, with respect to such assets. “Specified foreign financial assets” include any financial accounts held at a non-U.S. financial institution, as well as securities issued by a non-U.S. issuer (which would include the common shares or ADSs) that are not held in accounts maintained by financial institutions. Higher reporting thresholds apply to certain individuals living abroad and to certain married individuals. Regulations extend this reporting requirement to certain entities that are treated as formed or availed of to hold direct or indirect interests in specified foreign financial assets based on certain objective criteria. U.S. holders who fail to report the required information could be subject to substantial penalties. Prospective investors should consult their own tax advisers concerning the application of these rules to their investment in the common shares or ADSs, including the application of the rules to their particular circumstances.

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

Overview

As a financial services provider, we are exposed to various risks related to our lending and trading businesses, our funding activities and our operating environment, principally through Kookmin Bank, our banking subsidiary. Our goal in risk management is to ensure that we identify, measure, monitor and control the various risks that arise, and that our organization adheres strictly to the policies and procedures which we establish to address these risks. Under our internal regulations pertaining to our consolidated capital adequacy ratio and internal standards for risk appetite and internal capital under Basel III, we identify the following eight separate categories of risk inherent in our business activities: credit risk, market risk, operational risk, interest rate risk, liquidity risk, credit concentration risk, reputation risk and strategic risk. Of these, the principal risks to which we are exposed are credit risk, market risk, liquidity risk and operational risk, and we strive to manage these and other risks within acceptable limits.

Organization

We have a multi-tiered risk management governance structure. Our Risk Management Committee is ultimately responsible for group-wide risk management, and directs our various subordinate risk management entities. The Risk Management Council coordinates the implementation of directives set forth by the Risk Management Committee with the relevant risk management units of our subsidiaries. The Subsidiary Risk Management Committee of each of our subsidiaries, based on the Risk Management Committee’s directives, determines risk management strategies and implements risk management policies and guidelines for such subsidiary and directs the activities of the subsidiary’s risk management units within the risk guidelines set at the group level. Each Subsidiary Risk Management Committee generally receives inputs from the respective risk management units of such subsidiary, which report to the Risk Management Committee.

The following chart sets out our risk management governance structure as of the date of this annual report:

Risk Management Committee

Our Risk Management Committee is a board-level committee that is responsible for overseeing all risks and advising the board of directors with respect to risk management-related issues. The committee consists of one non-standing director and three non-executive directors (one of whom serves as the chairman of the committee), and convenes on a quarterly basis. Its major roles include:

•	establishing risk management strategies in accordance with the directives of the board of directors;

•	determining our target risk appetite;

•	allocating risk capital to each subsidiary and approving our subsidiaries’ risk limits; and

•	reviewing the level of risks we are exposed to and the appropriateness of our risk management policies, systems and operations.

Risk Management Council

Our Risk Management Council is responsible for coordinating with the risk management units of our subsidiaries to ensure that they implement the policies, guidelines and limits established by the Risk Management Committee. The Risk Management Council is comprised of our chief risk management officer and the chief risk management officers of all of our subsidiaries. It operates independently from all business units and convenes on a quarterly basis. Its responsibilities include:

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

We assess and manage all credit exposures. We measure expected losses and internal capital on assets (whether on- or off-balance sheet) that are subject to credit risk management and use expected losses and internal capital as management indicators. We manage credit risk by allocating credit risk internal capital limits. In addition, we control credit concentration risk exposure by applying and managing total exposure limits to prevent excessive risk concentration to particular industries or borrowers. Credit exposures that we assess and manage include loans to borrowers and counterparties, investments in securities, letters of credit, bankers’ acceptances, derivatives and commitments. Our risk appetite, which is the ratio of our required internal capital to our estimated available book capital, is approved by the Risk Management Committee once a year. Thereafter, we calculate internal capital every month for all of our subsidiaries and on a holding company level based on attributed internal capital in accordance with the risk appetite as approved by the Risk Management Committee, and measure and report profiles of credit risk on a holding company level and by subsidiary regularly to our senior management, including our Risk Management Committee.

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

With respect to mortgage loans and secured retail loans, Kookmin Bank screens customers based on various criteria that indicate whether the customer may have deteriorating credit using internal information and rating information from credit bureaus. Kookmin Bank also evaluates debt service capability for eligible customers pursuant to certain checklist items, such as profession, annual income, credit card overdue information, transaction history (with both it and other financial institutions) and other relevant credit information.

Kookmin Bank generally decides whether to evaluate a loan application within three to five days after recording the relevant information in its credit scoring systems.

Unsecured Retail Loans. Kookmin Bank reviews applications for unsecured retail loans in accordance with its credit scoring systems. These automated systems evaluate loan applications and determine an appropriate pricing for the loan. The major benefits of using a credit scoring system are that it yields uniform results regardless of the user and that it can be used effectively by employees who do not necessarily have extensive experience in credit evaluation. The staff of Kookmin Bank’s processing centers reviews the results of the credit scoring system based on information input by its branch staff and, if approved, issues the loan.

Kookmin Bank’s credit scoring systems take into account factors including borrower’s income, assets, profession, transaction history (with both it and other financial institutions) and other relevant credit information. The systems rank each borrower in an appropriate grade, and that grade is used as a factor in deciding whether to approve loans as well as to determine loan amounts. Kookmin Bank generally bases its decisions on the results of its credit scoring systems to evaluate applications.

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

For SOHOs with total outstanding loans of more than ￦1 billion, Kookmin Bank has put in place a separate credit rating system known as “SOHO CRS.” For other small- and medium-sized enterprises, Kookmin Bank has put in place a similar credit rating system known as CRS. For large corporations, Kookmin Bank has put in place a similar credit rating system known as LCRS. For financial institutions, certain non-profit organizations and public institutions, Kookmin Bank has put in place a credit rating system known as FNP CRS. The SOHO CRS, the CRS, the LCRS and the FNP CRS models consist of the following three parts:

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

We manage and control exposure limits on a daily basis. The principal system that we use for this purpose is the Total Exposure Management System. This system allows us to monitor and control our total exposure to large corporations, chaebols and industries. We monitor our exposure to large corporations to which we have an exposure of ￦30 billion or more, individual corporations to which we have an exposure of more than ￦20 billion, and also our exposure to 64 chaebols, which comprise the 39 largest highly-indebted business groups among chaebols in Korea designated as such by the Financial Supervisory Service based on their outstanding exposures as well as 25 chaebols selected for monitoring by the Head of Kookmin Bank’s Risk Management Group. We also monitor our exposure to industries by peer groups. Our Total Exposure Management System integrates all of our credit-related risk including credit extended by our overseas branches and affiliates. The assets subject to the system include all Won-denominated and foreign currency-denominated loans, all assets in trust accounts except specified money trusts, guarantees, trade-related credits, commercial paper, corporate bonds and other securities and derivatives.

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

Kookmin Bank’s Credit Review Department also conducts on-site reviews of selected branches that are experiencing increasing delinquency ratios and bad debts. During these visits Kookmin Bank examines the loan processes and recommends improvement plans and appropriate follow-up measures.

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

We use derivative instruments to hedge our market risk and, to a limited extent, to make profits by trading derivative products within acceptable risk limits. The principal objective of our hedging strategy is to manage our market risk within established limits. We use the following hedging instruments to manage relevant risks:

•

to hedge interest rate risk arising from its trading activities, the Trading/Capital Markets Department of Kookmin Bank occasionally uses interest rate futures (Korea Treasury Bond Futures) and interest rate swaps;

•	to hedge stock price risk arising from its trading activities, the Trading/Capital Markets Department of Kookmin Bank selectively uses stock index futures;

•

to hedge interest rate risk and foreign exchange risk arising from our foreign currency-denominated asset and liability positions as well as our trading activities, the Treasury Unit within the Capital Markets Department of Kookmin Bank uses interest rate swaps, cross-currency interest rate swaps, foreign exchange forwards and futures, Euro-dollar futures and currency options; and

•

to change the interest rate characteristics of certain assets and liabilities after the original investment or funding, we use swaps. For example, depending on the market situation, we may choose to obtain fixed rate funding instead of floating rate funding if we believe that the terms are more favorable, which we can achieve by entering into interest rate swaps.

We generally manage our market risk at the portfolio level. To control our exposure to market risk, we use internal capital limits set by Kookmin Bank’s Risk Management Committee for Kookmin Bank and at the group level within Kookmin Bank, VaR, position and stop loss limits set by Kookmin Bank’s Risk Management Council for Kookmin Bank and at the group level within Kookmin Bank, and VaR, position, stop loss and sensitivity limits (PVBP, Delta, Gamma, Vega) set by Kookmin Bank’s Market Risk Management Subcommittee at the department level within Kookmin Bank. We prepared our risk control and management guidelines for derivative trading based on the regulations and guidelines promulgated by the Financial Supervisory Service.

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

The following table shows the volume and types of positions held by Kookmin Bank for which the VaR method is used to measure market risk as of December 31, 2014, 2015 and 2016.

	As of December 31,
	2014		2015		2016
	(in millions of Won)
Securities—Bond(1)	￦	7,393,643	￦	6,368,805	￦	7,700,731
Securities—Equity(1)		60,122		31,397		34,131
Spot exchanges(2)		1,192,918		1,276,665		2,316,311
Derivatives(3)		3,808,515		4,416,844		5,778,082

Total	￦	12,455,198	￦	12,093,711	￦	15,829,255

(1)	Represents amounts marked to market and as shown on the balance sheet information that is prepared and submitted to the Financial Supervisory Service for risk management purposes.
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

The following table shows Kookmin Bank’s ten-day HSVaRs (at a 99% confidence level for a ten-day holding period) as of December 31, 2014, 2015 and 2016 for interest risk, stock price risk and foreign exchange risk relating to its trading activities. The following figures were calculated on a consolidated basis.

	As of December 31,
	2014		2015		2016
	(in billions of Won)
Risk categories:
Interest risk	￦	10.1	￦	15.8	￦	14.9
Stock price risk		0.9		2.1		1.3
Foreign exchange risk		10.8		21.9		10.1
Less: diversification		(8.8)		(16.6)		(6.5)

Diversified VaR for overall trading activities	￦	13.0	￦	23.2	￦	19.8

In 2016, the average, high, low and ending amounts of ten-day HSVaR (at a 99% confidence level for a ten-day holding period) for Kookmin Bank relating to its trading activities were as follows.

	Trading activities VaR for 2016
	Average		Minimum		Maximum		As of December 31, 2016
	(in billions of Won)
Interest risk	￦	15.7	￦	10.8	￦	19.5	￦	14.9
Stock price risk		1.8		0.7		2.3		1.3
Foreign exchange risk		16.5		10.1		22.2		10.1
Less: diversification								(6.5)

Diversified VaR for overall trading activities		19.0		11.6		28.5	￦	19.8

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

The following table shows the volume and types of instruments held by Kookmin Bank for which the standardized method is used to measure its required equity capital as of December 31, 2014, 2015 and 2016.

	As of December 31,
	2014		2015		2016
	(in millions of Won)
30-year government bonds(1)	￦	7,913	￦	—	￦	—
Swaps and foreign exchange positions(2)		117,334		—		1,706
Derivative-linked securities(3)		—		—		129,535
Options embedded in convertible bonds(4)		2,383		346		9,183

Total	￦	127,630	￦	346	￦	140,424

(1)

Represents amounts marked to market. In the first half of 2015, Kookmin Bank received approval from the Financial Supervisory Service to use its internal VaR model, in lieu of the standardized method, to measure the market risk of 30-year government bonds held by Kookmin Bank.

(2)

Amounts as of December 31, 2014 represent the overall net open currency position in each currency held by Kookmin Bank (China) Ltd. and a special purpose vehicle with respect to Kookmin Bank’s covered bond program. The overall net open currency position is the greater of (i) the sum of the absolute value of all short positions and (ii) the sum of the absolute value of all long positions. In the first half of 2015, Kookmin Bank received approval from the Financial Supervisory Service to use its internal VaR model, in lieu of the standardized method, to measure the market risk of positions held by Kookmin Bank (China) Ltd. As of December 31, 2015, Kookmin Bank held no currency rate swaps and foreign exchange positions that required the use of the standardized method to measure Kookmin Bank’s required equity capital. Amounts as of December 31, 2016 represent the value of interest rate swaps held by a special purpose vehicle of Kookmin Bank, for which the standardized method is used to measure Kookmin Bank’s required equity capital.

(3)

Amounts as of December 31, 2016 represent the value of derivative-linked securities held by the trust accounts of Kookmin Bank subject to consolidation, for which the standardized method is used to measure Kookmin Bank’s required equity capital.

(4)	Represents the absolute value of over-the-counter derivatives measured at fair value at year end for monitoring purposes.

The following table shows Kookmin Bank’s required equity capital measured using the standardized method as of December 31, 2014, 2015 and 2016.

	As of December 31,
	2014		2015(1)		2016(1)
	(in millions of Won)
Risk categories:
Interest risk	￦	792	￦	34	￦	15,161
Stock price risk		1,101		118		4,816
Foreign exchange risk		9,387		—		—

Total	￦	11,280	￦	152	￦	19,977

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

Back-Testing. We conduct back testing on a daily basis to validate the adequacy of our market risk model. In back testing, we compare both the actual and hypothetical profit and loss with the VaR calculations and analyze any results that fall outside our predetermined confidence interval of 99%. The number of times the actual changes in fair values, earnings or cash flows from the market risk sensitive instruments exceeded the VaR amounts in 2014, 2015 and 2016 was 1, 6 and 4, respectively.

Stress testing. In addition to VaR, which assumes normal market situations, we use stress testing to assess our market risk exposure to abnormal market fluctuations. Abnormal market fluctuations include significant declines in the stock market and significant increases in the general level of interest rates. This is an important way to supplement VaR, as VaR is a statistical expression of possible loss under a given confidence level and holding period. It does not cover potential loss if the market moves in a manner that is outside our normal expectations. Stress testing projects the anticipated change in value of holding positions under certain scenarios assuming that no action is taken during a stress event to change the risk profile of a portfolio. According to Kookmin Bank’s stress testing, we estimate that as of December 31, 2016, Kookmin Bank’s trading portfolio could have lost ￦291 billion for an assumed short-term extreme decline of approximately 25% in the equity market and an approximate 50 basis point increase in the Korean treasury bond rates under an abnormal stress environment.

We monitor the impact of market turmoil or any abnormality by conducting stress tests and confirming that the results are within our market risk limits. If the impact is large, Kookmin Bank’s chief risk officer may request that our portfolio be restructured or other appropriate action be taken.

Interest Risk

Interest risk from trading activities arises mainly from our trading of Won-denominated debt securities. Our trading strategy is to benefit from short-term movements in the prices of debt securities arising from changes in interest rates. As our trading accounts are marked-to-market daily, we manage the interest risk related to our trading accounts using market value-based tools such as VaR and sensitivity analysis. As of December 31, 2016, the VaR of Kookmin Bank’s interest risk from trading was ￦14.9 billion and the weighted average duration, or weighted average maturity, of its Won-denominated debt securities at fair value through profit or loss was approximately 2.2 years.

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

The following table shows Kookmin Bank’s non-consolidated net open positions at the end of 2014, 2015 and 2016. Positive amounts represent long positions and negative amounts represent short positions. The net open positions held by subsidiaries other than Kookmin Bank are not significant.

	As of December 31,(1)
	2014		2015		2016
	(in millions of US$)
Currency:
U.S. dollars	US$	(174.7)	US$	(317.6)	US$	(530.5)
Japanese Yen		(1.8)		(0.2)		1.3
Euro		(1.1)		(3.3)		(5.6)
Kazakhstan Tenge		56.5		29.7		27.0
Chinese Renminbi		30.7		11.3		70.8
Others		3.9		7.8		5.7

Total	US$	(86.5)	US$	(272.3)	US$	(431.3)

(1)	Amounts prepared on a non-consolidated basis.

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

As of December 31, 2016, Kookmin Bank’s equity trading position was ￦34 billion.

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

Our principal interest rate risk management objectives are to generate stable net interest revenues and to protect our asset value against interest rate fluctuations. We principally manage this risk for our non-trading activities by analyzing and managing maturity and duration gaps between our interest earning assets and interest bearing liabilities. In addition, we use hedging instruments for interest rate risk management for our non-trading assets and liabilities.

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

•

With respect to liability maturities, we use last 36 months’ average balance to segregate “non-core” and “core” demand deposits. We assume “non-core” demand deposits to have remaining maturities of one month or less, and we assume “core” demand deposits to have remaining maturities between one month and five years.

The following table shows Kookmin Bank’s interest rate gap for Won-denominated accounts and foreign currency-denominated accounts as of December 31, 2016.

	As of December 31, 2016
	0-3 Months		3-6 Months		6-12 Months		1-3 Years		Over 3 Years		Total
	(in billions of Won, except percentages)
Won-denominated Interest earning assets:
Loans	￦	77,239	￦	62,587	￦	48,502	￦	9,019	￦	21,890	￦	219,237
Securities		2,850		1,979		4,401		15,146		6,673		31,049
Others		7,651		89		262		100		35		8,137

Total	￦	87,740	￦	64,655	￦	53,165	￦	24,265	￦	28,598	￦	258,423

Interest bearing liabilities:
Deposits	￦	92,022	￦	34,354	￦	48,319	￦	26,167	￦	23,421	￦	224,283
Borrowings		5,750		0		0		63		0		5,813
Others		12,009		750		2,210		3,227		3,710		21,906

Total	￦	109,781	￦	35,104	￦	50,529	￦	29,457	￦	27,131	￦	252,002

Sensitivity gap		(22,041)		29,551		2,636		(5,192)		1,467		6,421
Cumulative gap		(22,041)		7,510		10,146		4,954		6,421
% of total assets		(8.5)%		2.9%		3.9%		1.9%		2.5%
Foreign currency-denominated Interest earning assets:
Due from banks	￦	10,241	￦	1,878	￦	635	￦	29	￦	33	￦	12,816
Loans		1,041		135		541		596		470		2,783
Securities		1,966		192		1,040		556		1,209		4,963

Total	￦	13,248	￦	2,205	￦	2,216	￦	1,181	￦	1,712	￦	20,562

Interest bearing liabilities:
Deposits	￦	3,626	￦	3,972	￦	1,016	￦	683	￦	27	￦	9,324
Borrowings		4,452		970		516		79		4		6,021
Others		5,052		0		628		688		1,318		7,686

Total	￦	13,130	￦	4,942	￦	2,160	￦	1,450	￦	1,349	￦	23,031

Sensitivity gap		118		(2,737)		56		(269)		363		(2,469)
Cumulative gap		118		(2,619)		(2,563)		(2,832)		(2,469)
% of total assets		0.6%		(12.7)%		(12.5)%		(13.8)%		(12.0)%

Duration Gap Analysis. We also perform duration gap analysis to measure and manage interest rate risk. Duration gap analysis is a more long-term risk indicator than interest rate gap analysis, as interest rate gap analysis focuses more on accounting income as opposed to the market value of the assets and liabilities. We emphasize duration gap analysis because, in the long run, our principal concern with respect to interest rate fluctuations is the net asset value rather than net interest revenue changes. In 2016, our Won-denominated asset and liability duration gap was positive and it moved between (+)0.043 years and (+)0.104 years. Accordingly, our net asset value would have declined (or increased) between ￦108 billion and ￦269 billion if interest rates had decreased (or increased) by one percentage point.

For duration gap analysis we use or assume the same maturities for different assets and liabilities that we use or assume for our interest rate gap analysis.

The following table shows Kookmin Bank’s duration gaps and net asset value changes when interest rates decrease by one percentage point as of the specified dates, on a non-consolidated basis.

Won-denominated	Asset Duration	Liability Duration	Duration Gap	Net Asset Value Change
Date	(in years)	(in years)	(in years)	(in billions of Won)
June 30, 2016	0.907	0.914	0.043	￦ (108)
December 31, 2016	0.963	0.922	0.104	(269)

Foreign currency-denominated	Asset Duration	Liability Duration	Duration Gap	Net Asset Value Change
Date	(in years)	(in years)	(in years)	(in billions of Won)
June 30, 2016	0.399	0.249	0.115	￦ (20)
December 31, 2016	0.352	0.350	(0.041)	(7)

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

The following table summarizes Kookmin Bank’s interest rate risk, taking into account asset and liability durations as of December 31, 2016.

	As of December 31, 2016
	3 Months or Less		3-6 Months		6-12 Months		1-3 Years		Over 3 Years		Total
	(in billions of Won, except percentages and maturities in years)
Won-denominated:
Asset position	￦	87,740	￦	64,655	￦	53,165	￦	24,265	￦	28,598	￦	258,423
Liability position		109,781		35,104		50,529		29,457		27,131		252,002
Gap		(22,041)		29,551		2,636		(5,192)		1,467		6,421
Average maturity		0.245		0.486		0.963		2.752		5.049
Interest rate volatility		0.35%		0.55%		0.55%		0.33%		0.33%
Amount at risk		3		68		7		(29)		18		67

Foreign currency-denominated:
Asset position	￦	13,248	￦	2,205	￦	2,216	￦	1,181	￦	1,712	￦	20,562
Liability position		13,130		4,942		2,160		1,450		1,349		23,031
Gap		118		(2,737)		56		(269)		363		(2,469)
Average maturity		0.247		0.492		0.965		2.752		5.047
Interest rate volatility		(0.78)%		(0.90)%		(0.91)%		(0.62)%		(0.48)%
Amount at risk		(1)		14		(1)		4		(7)		9

Interest Rate VaR Analysis. Interest rate VaR is the estimated maximum possible loss on net non-trading assets due to unfavorable changes in interest rates. We calculate interest rate VaR based on interest earning assets and interest bearing liabilities, excluding trading positions, at a 99.9% confidence level. In 2012, we changed our method of calculating the interest rate impact from the previous internal simulation method of applying probable interest rate scenarios to a historical simulation method which uses actual historical price, volatility and yield changes in comparison with the current position to generate hypothetical portfolios and calculate a distribution of position and portfolio market value changes. The previous internal simulation method used extreme values in applying hypothetical interest rates to each maturity period, which we believe may result in exaggerated interest rate VaR values. Accordingly, we believe that the change in our interest rate VaR methodology to a historical simulation method will allow us to benefit from more sophisticated risk measurements using practical scenarios. Using the historical simulation method, Kookmin Bank’s interest rate VaR was ￦112 billion as of December 31, 2014, ￦95 billion as of December 31, 2015 and ￦76 billion as of December 31, 2016. See Note 4.4.3 of the notes to our consolidated financial statements included elsewhere in this annual report.

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

We manage liquidity risk within the limits set on Won and foreign currency accounts in accordance with the regulations of the Financial Services Commission. The Financial Services Commission requires Korean banks, including Kookmin Bank, to maintain a liquidity coverage ratio of not less than 90% from January 1, 2017 to December 31, 2017 (compared to not less than 85% from January 1, 2016 to December 31, 2016), with such minimum liquidity coverage ratio to increase in increments of 5% per annum to 100% by 2019. The Financial Services Commission defines the liquidity coverage ratio as the ratio of highly liquid assets to total net cash outflows over a 30-day period. The highly liquid assets and total net cash outflows included in the calculation of the liquid coverage ratio are determined in accordance with the “Standards for Calculation of Liquidity Coverage Ratio” under the Detailed Regulation on the Supervision of the Banking Business. In addition, the Financial Services Commission requires Korean banks, including Kookmin Bank, to maintain a foreign currency liquidity coverage ratio of not less than 60% from January 1, 2017 to December 31, 2017, with such minimum foreign currency liquidity coverage ratio to increase in increments of 10% per annum to 80% by 2019; provided, however, that the foreign currency liquidity ratio (defined as the ratio of foreign currency assets due within three months to foreign currency liabilities due within three months) would apply if the amount of foreign currency assets and the ratio of foreign currency liabilities to total liabilities are less than the respective amount and ratio specified under the regulations of the Bank Act.

Kookmin Bank’s Asset Liability Management Department is responsible for daily liquidity management with respect to its Won and foreign currency exposure. It reports monthly plans for funding and operations to the Asset Liability Management Committee of Kookmin Bank, which discusses factors such as interest rate movements and maturity structures of its deposits, loans and securities and establishes strategies with respect to deposit and lending rates.

The following table shows Kookmin Bank’s liquidity coverage ratio and foreign currency liquidity ratio as of December 31, 2016 in accordance with Financial Services Commission regulations:

Liquidity coverage ratio:	1 Month or Less
(in billions of Won, except percentages)
Highly liquid assets (A)(1)	￦ 35,668
Cash outflows (B)	52,153
Cash inflows (C)	16,546
Total net cash outflows (D = B-C)	35,607
Liquidity coverage ratio (A/D)	100.17%
Minimum limit	85%

Foreign currency liquidity ratio:	1 Month or Less		3 Months or Less
	(in millions of US$, except percentages)
Foreign currency assets (A)	US$	12,670	US$	23,020
Foreign currency liabilities (B)		9,582		19,376
Maturity gap (C)		3,088		3,644
Cumulative gap		3,088		3,644
Total assets (D)		54,041		54,041
Liquidity gap ratio (C/D)		5.71%		118.81	%(2)
Minimum limits		(10)%		85%

(1)	Includes both Won and foreign currency assets.
(2)	Foreign currency liquidity ratio (A/B).

The Risk Management Department in Kookmin Bank’s Risk Management Group reports whether it is complying with these limits monthly to Kookmin Bank’s Risk Management Council and quarterly to Kookmin Bank’s Risk Management Committee.

Operational Risk Management

Overall Status

There is no complete consensus on the definition of operational risk in the banking industry. We define operational risk broadly to include all financial and non-financial risks, other than credit risk, market risk, interest rate risk and liquidity risk, that may arise from our operations that could negatively impact our capital, including the risk of loss resulting from inadequate or failed internal processes, people and systems or from external events as defined under Basel II. Our operational risk management objectives include not only satisfying regulatory requirements, but also providing internal support through the growth of a strong risk management culture, reinforcement of internal controls, improvement of work processes and provision of timely feedback to management members and staff throughout the group.

Each of our subsidiaries manages operational risks related to its own business, and we regularly monitor them. Kookmin Bank, our banking subsidiary, uses an operational risk management framework meeting the Basel II Advanced Measurement Approach, or AMA, under which Kookmin Bank:

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

•

uses a detailed business continuity plan covering all of its operations and locations to prepare against unexpected events, including an alternate back-up site for use in disaster events as well as annual full-scale testing of such site;

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

Kookmin Bank’s Audit Department is the execution body for its audit committee and supports Kookmin Bank’s management objectives by auditing the operations of its branches using a risk analysis system and reviewing the operations of its headquarters and subsidiaries through the use of “risk-based audit” in accordance with the “business measurement process” audit methodology, which requires that the Audit Department evaluate the risk and process of its business units and concentrate its audit capacity with respect to high risk areas.

As a result of recent regulatory trends, Kookmin Bank’s Audit Department is continuing its efforts to establish an advanced audit system and value-added internal audit by introducing risk-based audit techniques.

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

In 2009, Kookmin Bank obtained ISO 27001 certification, which relates to information security. In 2011, Kookmin Bank also obtained ISO 20000 certification, which relates to IT service management, and BS 25999 certification, which relates to business continuity management. Kookmin Bank is the first Korean bank to have obtained all three such international certifications. In addition, in 2013, 2015 and 2016, Kookmin Bank, we and KB Kookmin Card, respectively, obtained ISMS certification, which relates to information security management.

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

Fees and Payments from the Depositary to Us

In 2016, we received the following payments from the depositary:

Reimbursement of listing fees:	$51,972
Reimbursement of SEC filing fees:	$40,305
Reimbursement of expenses related to proxy process (printing, postage and distribution) and ADS holders identification:	$72,697
Reimbursement of legal fees:	$322,200
Reimbursement of expenses related to our investor relations activities (investor conferences and investor relations agency fees, etc.):	$119,405

In addition, as part of its service to us, the depositary waives its fees for the standard costs and operating expenses associated with the administration of the ADS facility.

Item 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

Item 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

Item 15.	CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

We have evaluated, with the participation of our chief executive officer and chief financial officer, the effectiveness of our disclosure controls and procedures as of December 31, 2016. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon our evaluation, our chief executive officer and chief financial officer concluded that our disclosure controls and procedures as of December 31, 2016 were effective to provide reasonable assurance that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the applicable rules and forms, and that it is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding required disclosure.

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

Based on our evaluation, our management concluded that our internal control over financial reporting was effective as of December 31, 2016. Our management has excluded Hyundai Securities Co., Ltd. and its subsidiaries from our assessment of internal control over financial reporting as of December 31, 2016 in accordance with the SEC’s general guidance that an assessment of a recently-acquired business may be omitted from our scope in the year of acquisition. In October 2016, we acquired a 100% shareholding in Hyundai Securities through a comprehensive stock swap, as a result of which Hyundai Securities became a consolidated subsidiary. In December 2016, we merged an existing subsidiary, KB Investment & Securities Co., Ltd., with and into Hyundai Securities and changed the name of the surviving entity to KB Securities. Hyundai Securities and its subsidiaries accounted for approximately 7.19% of our consolidated total assets as of December 31, 2016 and its revenue for the period subsequent to its consolidation in 2016 amounted to 5.20% of our consolidated total revenue.

The effectiveness of our internal control over financial reporting as of December 31, 2016 has been audited by Samil PricewaterhouseCoopers, an independent registered public accounting firm, as stated in its report included herein which expressed an unqualified opinion on the effectiveness of our internal control over financial reporting as of December 31, 2016.

Attestation Report of the Registered Public Accounting Firm

The attestation report of our independent registered public accounting firm is furnished in Item 18 of this Form 20-F.

Changes in Internal Control Over Financial Reporting

As a result of our acquisition of a 100% shareholding in Hyundai Securities in October 2016 and the subsequent merger of KB Investment & Securities with and into Hyundai Securities (renamed to KB Securities) in December 2016, we are evaluating and implementing changes to processes, policies and other components of our internal control over financial reporting as part of our ongoing integration activities. Our management continues to be engaged in efforts to evaluate the effectiveness of our internal control procedures and the design of those control procedures in connection with the acquisition of KB Securities, with a plan to report its evaluation of the internal control over financial reporting of Hyundai Securities at December 31, 2017. Except for the foregoing, there has been no change in our internal control over financial reporting during 2016 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

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

Audit and Non-audit Fees

The following table sets forth the fees billed to us by independent registered public accounting firm Samil PricewaterhouseCoopers during the fiscal years ended December 31, 2015 and 2016:

	Year Ended December 31,
	2015		2016
	(in millions of Won)
Audit fees	￦	5,325	￦	6,628
Audit-related fees		275		198

Total fees	￦	5,600	￦	6,826

Audit fees in the above table are the aggregate fees billed by Samil PricewaterhouseCoopers in connection with:

•	the audits of our annual financial statements and the review of our interim financial statements;

•	the audits of our special purpose entities in connection with the Financial Investment Services and Capital Markets Act; and

•	our financial debenture offering services.

Audit-related fees in the above table are fees billed by Samil PricewaterhouseCoopers in connection with due diligence services rendered in the ordinary course of our business.

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

Item 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

Item 16E.	PURCHASE OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

The following table sets forth information regarding purchases by us of our common shares during the period covered by this annual report.

Period	Total Number of Shares Purchased		Average Price Paid per Share		Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Approximate Dollar Value of Shares that May Yet Be Purchased Under the Plans or Programs (as of end of period)
January 1 to January 31, 2016	—		￦	—	—	$—
February 1 to February 28, 2016	2,041,397	(1)		30,166	2,041,397	198,072,118.51
March 1 to March 31, 2016	2,053,300	(1)		32,124	2,053,300	143,273,902.30
April 1 to April 30, 2016	2,505,978	(1)		33,678	2,505,978	73,160,178.24
May 1 to May 31, 2016	800,000	(1)		33,395	800,000	50,965,448.70
June 1 to June 30, 2016	1,806,300	(1)		33,966	1,806,300	—
July 1 to July 31, 2016	—			—	—	—
August 1 to August 31, 2016	1,800,000	(2)		37,616	1,800,000	359,136,012.79
September 1 to September 30, 2016	2,800,000	(2)		38,701	2,800,000	269,112,175.09
October 1 to October 31, 2016	3,327,629	(2)		40,301	3,327,629	157,698,688.09
November 1 to November 30, 2016	2,028,511	(2)(3)		41,449	2,000,000	88,840,622.66
December 1 to December 31, 2016	537,768	(2)		41,919	537,768	70,112,662.25

Total	19,700,883			36,385	19,672,372	70,112,662.25

(1)

Comprises common shares that were purchased through a broker in a series of open-market transactions in Korea in the periods indicated above, pursuant to a trust agreement for the acquisition of treasury shares dated February 4, 2016, which expired on February 6, 2017.

(2)

Comprises common shares that were purchased through a broker in a series of open-market transactions in Korea in the periods indicated above, pursuant to a trust agreement for the acquisition of treasury shares dated August 3, 2016, which will expire on August 2, 2017.

(3)

Includes 28,511 common shares that were purchased by us, at a price of ￦41,950 per share, comprising fractioned shares that resulted from the comprehensive stock swap of our common shares for the outstanding shares of Hyundai Securities in October 2016.

Other than as described above, neither we nor any “affiliated purchaser,” as defined in Rule 10b-18(a)(3) of the Exchange Act, purchased any of our equity securities during the period covered by this annual report.

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

Corporate Governance Guidelines
Listed companies must adopt and disclose corporate governance guidelines.	We have adopted corporate governance standards, the Korean-language version of which is available on our website.

Item 16H.	MINE SAFETY DISCLOSURE

Not applicable.

Item 17.	FINANCIAL STATEMENTS

Not Applicable.

Item 18.	FINANCIAL STATEMENTS

Reference is made to Item 19(a) for a list of all financial statements filed as part of this annual report.

Item 19.	EXHIBITS

(a)	List of Financial Statements:

(b)	Exhibits

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

Number	Description
1.1	Articles of Incorporation of KB Financial Group (translation in English).

2.1*	Form of Share Certificate of KB Financial Group’s common stock, par value ￦5,000 per share (translation in English).

2.2**	Form of Fifth Amended and Restated Deposit Agreement among KB Financial Group, JPMorgan Chase Bank, N.A., as depositary, and all owners and holders from time to time of American depositary receipts issued thereunder, evidencing American depositary shares, including the form of American depositary receipt.

8.1***	List of subsidiaries of KB Financial Group.

11.1****	Code of Ethics.

12.1	Section 302 certifications.

13.1	Section 906 certifications.

*	Incorporated by reference to the registrant’s filing on Form 20-F (No. 000-53445), filed on June 15, 2009.
**	Incorporated by reference to the registrant’s filing on Form F-6 (No. 333-208008), filed on November 13, 2015.
***	Incorporated by reference to Note 40 of the consolidated financial statements of the registrant included in this annual report.
****	Incorporated by reference to the registrant’s filing on Form 20-F (No. 000-53445), filed on April 28, 2016.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

KB FINANCIAL GROUP INC.
(Registrant)

/s/ Jong Kyoo Yoon
(Signature)

Jong Kyoo Yoon
Chairman and Chief Executive Officer
(Name and Title)

Date: April 24, 2017

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of KB Financial Group Inc.:

In our opinion, the accompanying consolidated statements of financial position and the related consolidated statements of comprehensive income, of changes in equity and of cash flows present fairly, in all material respects, the financial position of KB Financial Group Inc. (the “Company”) and subsidiaries as of December 31, 2016 and 2015, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2016 in conformity with International Financial Reporting Standards (IFRSs) as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2016, based on criteria established in Internal Control—Integrated Framework 2013 issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying “Management’s Annual Report on Internal Control over Financial Reporting.” Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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

As described in Management’s Annual Report on Internal Control Over Financial Reporting, management has excluded Hyundai Securities Co., Ltd. and its subsidiaries from its assessment of internal control over financial reporting as of December 31, 2016 because it was acquired by the Company in a purchase business combination during 2016. We have also excluded Hyundai Securities Co., Ltd. and its subsidiaries from our audit of internal control over financial reporting. Hyundai Securities Co., Ltd. and its subsidiaries is a wholly-owned subsidiary whose total assets and total revenues represent 7.19% and 5.20%, respectively, of the related consolidated financial statement amounts as of and for the year ended December 31, 2016.

/s/ Samil PricewaterhouseCoopers

Seoul, Korea

April 24, 2017

KB FINANCIAL GROUP INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

AS OF DECEMBER 31, 2015 AND 2016

	Dec. 31 2015		Dec. 31 2016		2016
					Translation into U.S. dollars (Note 3)
	(In millions of Korean won)				(In thousands)
ASSETS
Cash and due from financial institutions	￦	16,316,066	￦	17,884,863	US$	14,857,869
Financial assets at fair value through profit or loss		11,174,064		27,858,364		23,143,366
Derivative financial assets		2,278,112		3,381,935		2,809,546
Loans		245,005,370		265,486,134		220,552,893
Financial investments		39,136,759		45,147,797		37,506,581
Investments in associates		1,737,840		1,770,673		1,470,989
Property and equipment		3,287,383		3,627,268		3,013,357
Investment property		211,815		755,011		627,226
Intangible assets		466,828		652,316		541,912
Current income tax assets		18,525		65,738		54,612
Deferred income tax assets		8,373		133,624		111,008
Assets held for sale		48,628		52,148		43,322
Other assets		9,375,704		8,857,785		7,358,615

Total assets		329,065,467		375,673,656		312,091,296

LIABILITIES
Financial liabilities at fair value through profit and loss		2,974,604		12,122,836		10,071,059
Derivative financial liabilities		2,325,756		3,807,128		3,162,776
Deposits		224,268,185		239,729,695		199,155,704
Debts		16,240,743		26,251,486		21,808,450
Debentures		32,600,603		34,992,057		29,069,689
Provisions		607,860		537,717		446,709
Net Defined benefit liabilities		73,197		96,299		80,000
Current income tax liabilities		30,920		441,812		367,036
Deferred income tax liabilities		179,243		103,482		85,968
Other liabilities		20,861,634		26,329,741		21,873,461

Total liabilities		300,162,745		344,412,253		286,120,852

TOTAL EQUITY
Capital stock		1,931,758		2,090,558		1,736,733
Capital surplus		15,854,510		16,994,902		14,118,533
Accumulated other comprehensive income		430,244		405,329		336,728
Retained earnings		10,464,109		12,229,228		10,159,444
Treasury shares		—		(721,973)		(599,780)

Equity attributable to shareholders of the company		28,680,621		30,998,044		25,751,658
Non-controlling interests		222,101		263,359		218,786

Total equity		28,902,722		31,261,403		25,970,444

Total liabilities and equity	￦	329,065,467	￦	375,673,656	US$	312,091,296

The accompanying notes are an integral part of these consolidated financial statements.

KB FINANCIAL GROUP INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 and 2016

	2014		2015		2016		2016
							Translation into U.S. dollars (Note 3)
	(In millions of Korean won, except per share amounts)						(In thousands, except per share amounts)
Interest income	￦	11,635,296	￦	10,375,823	￦	10,021,882	US$	8,325,689
Interest expense		(5,219,521)		(4,172,624)		(3,619,353)		(3,006,781)

Net interest income		6,415,775		6,203,199		6,402,529		5,318,908

Fee and commission income		2,666,185		2,971,095		3,150,877		2,617,594
Fee and commission expense		(1,283,456)		(1,436,112)		(1,565,985)		(1,300,944)

Net fee and commission income		1,382,729		1,534,983		1,584,892		1,316,650

Net gains on financial assets/liabilities at fair value through profit or loss		439,198		359,727		(8,768)		(7,284)

Net other operating income(expense)		(1,040,909)		(715,960)		(533,711)		(443,381)

General and administrative expenses		(4,009,694)		(4,523,584)		(5,228,711)		(4,343,757)

Operating profit before provision for credit losses		3,187,099		2,858,365		2,216,231		1,841,136

Provision for credit losses		(1,227,976)		(1,037,231)		(539,283)		(448,010)

Net operating profit		1,959,123		1,821,134		1,676,948		1,393,126

Share of profit(loss) of associates		13,428		203,097		280,838		233,306
Net other non-operating income(expense)		(71,126)		140,464		670,869		557,324

Net non-operating profit (loss)		(57,698)		343,561		951,707		790,632

Profit before income tax		1,901,425		2,164,695		2,628,655		2,183,758

Income tax expense		(486,314)		(437,389)		(438,475)		(364,264)

Profit for the year	￦	1,415,111	￦	1,727,306	￦	2,190,180	US$	1,819,494

(Continued)

KB FINANCIAL GROUP INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 and 2016

	2014		2015		2016		2016
							Translation into U.S. dollars (Note 3)
	(In millions of Korean won, except per share amounts)						(In thousands, except per share amounts)
Items that will not be reclassified to profit or loss
Remeasurements of net defined benefit liabilities	￦	(99,594)	￦	(22,906)	￦	12,671	US$	10,526
Share of other comprehensive income of associates		—		402		3,623		3,010

		(99,594)		(22,504)		16,294		13,536

Items that may be reclassified subsequently to profit or loss
Exchange differences on translating foreign operations		17,280		45,143		20,148		16,738
Change in value of financial investments		248,880		(28,969)		(47,871)		(39,769)
Shares of other comprehensive income of associates		(32,206)		(180)		(10,716)		(8,902)
Cash flow hedges		(10,497)		725		4,303		3,575
Losses on hedges of a net investment in a foreign operation		—		(25,477)		(7,095)		(5,894)

		223,457		(8,758)		(41,231)		(34,252)

Other comprehensive income(loss) for the year, net of tax		123,863		(31,262)		(24,937)		(20,716)

Total comprehensive income for the year		1,538,974		1,696,044		2,165,243		1,798,778

Profit attributable to:
Shareholders of the parent company		1,400,722		1,698,318		2,143,744		1,780,918
Non-controlling interests		14,389		28,988		46,436		38,576

		1,415,111		1,727,306		2,190,180		1,819,494

Total comprehensive income for the year attributable to:
Shareholders of the parent company		1,526,089		1,666,883		2,118,829		1,760,219
Non-controlling interests		12,885		29,161		46,414		38,559

	￦	1,538,974	￦	1,696,044	￦	2,165,243	US$	1,798,778

Earnings per share
Basic earnings per share	￦	3,626	￦	4,396	￦	5,588	US$	4.64
Diluted earnings per share		3,611		4,376		5,559		4.62

The accompanying notes are an integral part of these consolidated financial statements.

KB FINANCIAL GROUP INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 and 2016

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

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 and 2016

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

(Continued)

KB FINANCIAL GROUP INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 and 2016

	Equity attributable to shareholders of the parent company
	Capital Stock		Capital surplus		Accumulated other comprehensive income		Retained earnings		Treasury shares		Non-controlling interest		Total equity
	(In millions of Korean won)
Balance at January 1, 2016	￦	1,931,758	￦	15,854,510	￦	430,244	￦	10,464,109	￦	—	￦	222,101	￦	28,902,722

Comprehensive income
Profit for the year		—		—		—		2,143,744		—		46,436		2,190,180
Remeasurements of net defined benefit liabilities		—		—		12,821		—		—		(150)		12,671
Exchange differences on translating foreign operations		—		—		20,148		—		—		—		20,148
Change in value of financial investments		—		—		(47,794)		—		—		(77)		(47,871)
Shares of other comprehensive income of associates		—		—		(7,093)		—		—		—		(7,093)
Cash flow hedges		—		—		4,098		—		—		205		4,303
Losses on hedges of a net investment in a foreign operation		—		—		(7,095)		—		—		—		(7,095)

Total comprehensive income		—		—		(24,915)		2,143,744		—		46,414		2,165,243
Transactions with shareholders
Dividends paid to shareholders of the parent company		—		—		—		(378,625)		—		(5,156)		(383,781)
Acquisition of treasury shares		—		—		—		—		(721,973)		—		(721,973)
Issue of ordinary shares related to business combination		158,800		1,142,359		—		—		—		—		1,301,159
Others		—		(1,967)		—		—		—		—		(1,967)

Total transactions with shareholders		158,800		1,140,392		—		(378,625)		(721,973)		(5,156)		193,438
Balance at December 31, 2016	￦	2,090,558	￦	16,994,902	￦	405,329	￦	12,229,228	￦	(721,973)	￦	263,359	￦	31,261,403

(Continued)

KB FINANCIAL GROUP INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 and 2016

	Equity attributable to shareholders of the parent company
	Capital Stock		Capital surplus		Accumulated other comprehensive income		Retained earnings		Treasury shares		Non-controlling interest		Total equity
	(Translation into U.S. dollars(Note 3))(In thousands)
Balance at January 1, 2016	US$	1,604,810	US$	13,171,151	US$	357,427	US$	8,693,069	US$	—	US$	184,511	US$	24,010,968

Comprehensive income
Profit for the year		—		—		—		1,780,918		—		38,576		1,819,494
Remeasurements of net defined benefit liabilities		—		—		10,650		—		—		(124)		10,526
Exchange differences on translating foreign operations		—		—		16,738		—		—		—		16,738
Change in value of financial investments		—		—		(39,705)		—		—		(64)		(39,769)
Shares of other comprehensive income of associates		—		—		(5,892)		—		—		—		(5,892)
Cash flow hedges		—		—		3,404		—		—		171		3,575
Losses on hedges of a net investment in a foreign operation		—		—		(5,894)		—		—		—		(5,894)

Total comprehensive income		—		—		(20,699)		1,780,918		—		38,559		1,798,778
Transactions with shareholders
Dividends paid to shareholders of the parent company		—		—		—		(314,543)		—		(4,284)		(318,827)
Acquisition of treasury shares		—		—		—		—		(599,780)		—		(599,780)
Issue of ordinary shares related to business combination		131,923		949,016		—		—		—		—		1,080,939
Others		—		(1,634)		—		—		—		—		(1,634)

Total transactions with shareholders		131,923		947,382		—		(314,543)		(599,780)		(4,284)		160,698
Balance at December 31, 2016	US$	1,736,733	US$	14,118,533	US$	336,728	US$	10,159,444	US$	(599,780)	US$	218,786	US$	25,970,444

The accompanying notes are an integral part of these consolidated financial statements.

KB FINANCIAL GROUP INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 and 2016

	2014		2015		2016		2016
							Translation into U.S. dollars (Note 3)
	(In millions of Korean won)						(In thousands)
Cash flows from operating activities:
Profit for the year	￦	1,415,111	￦	1,727,306	￦	2,190,180	US$	1,819,494

Adjustment for non-cash items
Net gain on financial assets/liabilities at fair value through profit or loss		(151,483)		(63,319)		401,556		333,593
Net loss on derivative financial instruments for hedging purposes		27,088		47,466		69,573		57,798
Adjustment of fair value of derivative financial instruments		(2,040)		1,771		338		281
Provision for credit loss		1,227,976		1,037,231		539,283		448,010
Net loss(gain) on financial investments		109,461		(166,911)		(139,800)		(116,139)
Share of loss (profit) of associates		(13,428)		(203,097)		(280,838)		(233,306)
Depreciation and amortization expense		261,197		257,457		289,438		240,451
Other net losses on property and equipment/intangible assets		41,115		9,458		5,259		4,369
Share-based payments		11,422		17,429		38,190		31,726
Policy reserve appropriation		666,155		659,501		366,145		304,175
Post-employment benefits		166,671		187,882		197,696		164,236
Net interest expense		360,500		431,157		421,679		350,310
Loss on foreign currency translation		116,035		228,727		15,931		13,235
Gains on bargain purchase		—		—		(628,614)		(522,222)
Net other expense(income)		(17,076)		88,518		65,412		54,341

		2,803,593		2,533,270		1,361,248		1,130,858

Changes in operating assets and liabilities
Financial asset at fair value through profit or loss		(1,364,780)		(418,431)		(1,463,824)		(1,216,073)
Derivative financial instruments		104,333		124,687		147,137		122,234
Loans		(10,027,349)		(14,847,214)		(16,423,939)		(13,644,205)
Current income tax assets		40,597		287,788		(8,868)		(7,367)
Deferred income tax assets		(140)		9,223		(87,701)		(72,858)
Other assets		427,501		(682,627)		1,393,689		1,157,809
Financial liabilities at fair value through profit or loss		704,389		1,296,333		356,880		296,478
Deposits		10,668,675		12,602,806		12,042,422		10,004,255
Deferred income tax liabilities		(27,242)		105,752		(150,333)		(124,889)
Other liabilities		(1,467,942)		(545,262)		1,768,096		1,468,848

		(941,958)		(2,066,945)		(2,426,441)		(2,015,768)

Net cash inflow (outflow) from operating activities	￦	3,276,746	￦	2,193,631	￦	1,124,987	US$	934,584

(Continued)

KB FINANCIAL GROUP INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 and 2016

	2014		2015		2016		2016
							Translation into U.S. dollars (Note 3)
	(In millions of Korean won)						(In thousands)
Cash flows from investing activities:
Disposal of financial investments	￦	19,632,047	￦	21,648,312	￦	28,066,113	US$	23,315,954
Acquisition of financial investments		(19,463,101)		(25,688,235)		(30,737,148)		(25,534,919)
Disposal of investments in associates		81,321		40,350		106,658		88,606
Acquisition of investments in associates		(17,650)		(904,399)		(1,558,731)		(1,294,917)
Disposal of property and equipment		223		2,951		809		672
Acquisition of property and equipment		(202,007)		(229,210)		(397,157)		(329,939)
Acquisition of investment property		(211,995)		(4,289)		(1,254)		(1,042)
Disposal of intangible assets		4,590		3,761		8,330		6,920
Acquisition of intangible assets		(30,755)		(52,126)		(111,603)		(92,714)
Business combination, net of cash acquired		(266,899)		—		385,930		320,612
Others		(1,210,071)		107,555		(200,485)		(166,553)

Net cash inflow (outflow) from investing activities		(1,684,297)		(5,075,330)		(4,438,538)		(3,687,320)

Cash flows from financing activities:
Net cash flows from derivative financial instrument for hedging purposes		(204,563)		(61,543)		11,035		9,167
Net increase (decrease) in debts		1,129,837		178,497		1,849,513		1,536,485
Increase in debentures		43,135,390		80,263,530		99,305,813		82,498,412
Decrease in debentures		(43,816,790)		(77,062,704)		(98,484,764)		(81,816,324)
Increase in other payables from trust accounts		124,904		242,827		1,639,104		1,361,687
Dividends paid to shareholders of the parent company		(193,176)		(301,354)		(378,625)		(314,543)
Acquisition of treasury shares		—		—		(716,808)		(595,489)
Dividends paid to non-controlling interests		—		(4,640)		(5,156)		(4,283)
Changes in interest in subsidiaries		(95)		—		—		—
Others		(930,573)		652		(38,786)		(32,222)

Net cash inflow (outflow) from financing activities		(755,066)		3,255,265		3,181,326		2,642,890

Effect of exchange rate changes on cash and cash equivalents		12,227		65,557		89,142		74,055

Net increase (decrease) in cash and cash equivalents		849,610		439,123		(43,083)		(35,791)
Cash and cash equivalents at the beginning of the year		6,169,186		7,018,796		7,457,919		6,195,674

Cash and cash equivalents at the end of the year	￦	7,018,796	￦	7,457,919	￦	7,414,836	US$	6,159,883

The accompanying notes are an integral part of these consolidated financial statements.

KB FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. The Parent Company

KB Financial Group Inc. (the “Parent Company”) was incorporated on September 29, 2008, under the Financial Holding Companies Act of Korea. KB Financial Group Inc. and its subsidiaries (the “Group”) derive substantially all of their revenue and income from providing a broad range of banking and related financial services to consumers and corporations primarily in Korea and in selected international markets. The Parent Company’s principal business includes ownership and management of subsidiaries and associated companies that are engaged in financial services or activities. In 2011, Kookmin Bank spun off its credit card business segment and established a new separate credit card company, KB Kookmin Card Co., Ltd., and KB Investment & Securities Co., Ltd. merged with KB Futures Co., Ltd. The Group established KB Savings Bank Co., Ltd. in January 2012, acquired Yehansoul Savings Bank Co., Ltd. in September 2013, and KB Savings Bank Co., Ltd. merged with Yehansoul Savings Bank Co., Ltd. in January 2014. In March 2014, the Group acquired Woori Financial Co., Ltd. and changed the name to KB Capital Co., Ltd. Meanwhile, the Group included LIG Insurance Co., Ltd. as an associate and changed the name to KB Insurance Co., Ltd. in June 2015. Also, the Group included Hyundai Securities Co., Ltd. as an associate in June 2016 and included as a subsidiary in October 2016 by comprehensive exchange of shares. Hyundai Securities Co., Ltd. merged with KB Investment & Securities Co., Ltd. in December 2016 and changed the name to KB Securities Co., Ltd. in January 2017.

The Parent Company’s share capital as of December, 2016, is ￦2,090,558 million. The Parent Company has been listed on the Korea Exchange (“KRX”) since October 10, 2008, and on the New York Stock Exchange (“NYSE”) for its American Depositary Shares (“ADS”) since September 29, 2008. Number of shares authorized in its Articles of Incorporation is 1,000 million.

2. Basis of Preparation

2.1 Application of IFRS

The Group’s consolidated financial statements of the Group have been prepared in accordance with International Financial Reporting Standards (“IFRS”). IFRS are the standards and related interpretations issued by the International Accounting Standards Board (“IASB”).

The preparation of consolidated financial statements requires the use of certain critical accounting estimates. Management also needs to exercise judgment in applying the Group’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in Note 2.4.

The Group has applied the following standards and amendments for the first time for their annual reporting period commencing January 1, 2016. The adoption of these amendments did not have any impact on the current period or any prior period and is not likely to affect future periods.

•	Amendment to IAS 1, Presentation of Financial Statements

•	Amendment to IAS 16, Property, plant and equipment, and IAS 41, Agriculture and fishing: Productive plants

•	Amendment to IAS 16, Property, plant and equipment, and IAS 38, Intangible assets: Amortization based on revenue

•	Amendment to IFRS 10, Consolidated Financial Statements, IAS 28, Investments in Associates and Joint Ventures

•	Amendment to IFRS 11, Joint Arrangements

•	Annual Improvements to IFRSs 2012-2014 Cycle

Certain new accounting standards and interpretations that have been published that are not mandatory for December 31, 2016 reporting periods and have not been early adopted by the Group are set out below.

•	Amendments to IAS 7, Statement of Cash Flows

Amendments to IAS 7 Statement of Cash flows requires to provide disclosures that enable users of financial statements to evaluate changes in liabilities arising from financing activities, including both changes arising from cash flows and non-cash flows. The Group will apply this amendment for annual reporting periods beginning on or after January 1, 2017 with early application permitted. The Group does not expect the amendments to have a significant impact on the consolidated financial statements.

•	Amendments to IAS 12, Income Tax

Amendments to IAS 12 clarify how to account for deferred tax assets related to debt instruments measured at fair value. IAS 12 provides requirements on the recognition and measurement of current or deferred tax liabilities or assets. The amendments issued clarify the requirements on recognition of deferred tax assets for unrealized losses, to address diversity in practice. The Group will apply the amendments for annual periods beginning on or after January 1, 2017 with early application permitted. The Group does not expect the amendments to have a significant impact on the consolidated financial statements.

•	Amendments to IFRS 2, Share-based Payment

Amendments to IFRS 2 clarifies accounting for a modification to the terms and conditions of a share-based payment that changes the classification of the transaction from cash-settled to equity-settled. And also, clarifies that the measurement approach should treat the terms and conditions of a cash-settled award in the same way as for an equity-settled award. The Group will apply the amendments for annual periods beginning on or after January 1, 2018 with early application permitted. The Group does not expect the amendments to have a significant impact on the consolidated financial statements.

•	IFRS 9, Financial Instruments

The new standard for financial instruments issued in July 2014 is effective for annual periods beginning on or after January 1, 2018 with early application permitted. This standard will replace IAS 39 Financial Instruments: Recognition and Measurement. The Group will apply the standards for annual periods beginning on or after January 1, 2018.

The standard requires retrospective application with some exceptions. For example, the entity is not required to restate prior periods in relation to classification, measurement and impairment of financial instruments. The standard requires prospective application of its hedge accounting requirements for all hedging relationships except the accounting for time value of options and other exceptions.

IFRS 9 Financial Instruments requires all financial assets to be classified and measured on the basis of the entity’s business model for managing financial assets and the contractual cash flow characteristics of the financial assets. A new impairment model, an expected credit loss model, is introduced and any subsequent changes in expected credit losses will be recognized in profit or loss. Also, hedge accounting rules amended to extend the hedging relationship, which consists only of eligible hedging instruments and hedged items, qualifies for hedge accounting.

An effective implementation of IFRS 9 requires preparation processes including financial impact assessment, accounting policy establishment, accounting system development and the system stabilization. The impact on the Group’s financial statements due to the application of the standard is dependent on judgements made in applying the standard, financial instruments held by the Group and macroeconomic variables.

Within the Group, IFRS 9 Task Force Team (‘TFT’) has been set up to prepare for implementation of IFRS 9 since October 2015. There are three stages for implementation of IFRS 9, such as analysis, design and implementation, and preparation for application. The Group is analyzing the financial impacts of IFRS 9 on its consolidated financial statements.

Stage	Period	Process
1	From Oct. to Dec. 2015 (for 3 months)	Analysis of GAAP differences and development of methodology

2	From Jan. to Dec. 2016 (for 12 months)	Development of methodology, definition of business requirement, and the system development and test.

3	From Jan. 2017 to Mar. 2018 (for 15 months)	Preparation for opening balances of the financial statements

Meanwhile, the following areas are likely to be affected in general.

(a) Classification and Measurement of Financial Assets

When implementing IFRS 9, the classification of financial assets will be driven by the Group’s business model for managing the financial assets and contractual terms of cash flow. The following table shows the classification of financial assets measured subsequently at amortized cost, at fair value through other comprehensive income and at fair value through profit or loss. If a hybrid contract contains a host that is a financial asset, the classification of the hybrid contract shall be determined for the entire contract without separating the embedded derivative.

Business model	Contractual cash flows characteristics

	Solely represent payments of principal and interest	All other
Hold the financial asset for the collection of the contractual cash flows	Measured at amortized cost[1]	Recognized at fair value through profit or loss[2]
Hold the financial asset for the collection of the contractual cash flows and trading	Measured at fair value through other comprehensive income[1]
Hold for trading and others	Measured at fair value through profit or loss

[1]	A designation at fair value through profit or loss is allowed only if such designation mitigates an accounting mismatch (irrevocable).
[2]	A designation at fair value through other comprehensive income is allowed only if the financial instrument is the equity investment that is not held for trading (irrevocable).

With the implementation of IFRS 9, the criteria to classify the financial assets at amortized cost or at fair value through other comprehensive income are more strictly applied than the criteria applied with IAS 39. Accordingly, the financial assets at fair value through profit or loss may increase by implementing IFRS 9 and may result an extended fluctuation in profit or loss.

(b) Classification and Measurement of Financial Liabilities

IFRS 9 requires the amount of the change in the liability’s fair value attributable to changes in the credit risk to be recognized in other comprehensive income, unless this treatment of the credit risk component creates or enlarges a measurement mismatch. Amounts presented in other comprehensive income are not subsequently transferred to profit or loss.

Under IAS 39, all financial liabilities designated at fair value through profit or loss recognized their fair value movements in profit or loss. However, under IFRS 9, certain fair value movements will be recognized in other comprehensive income and as a result, profit or loss from fair value movements may decrease.

(c) Impairment: Financial Assets and Contract Assets

IFRS 9 sets out a new forward looking ‘expected credit loss impairment model’ which replaces the incurred loss model under IAS 39 that impaired asset if there is objective evidence and applies to:

•	Financial assets measured at amortized cost,

•	Debt investments measured at fair value through other comprehensive income, and

•	Certain loan commitments and financial guaranteed contracts.

Under IFRS 9, a credit event (or impairment ‘trigger’) no longer has to occur before credit losses are recognized. The Group will always recognize (at a minimum) 12-month expected credit losses in profit or loss. Lifetime expected losses will be recognized on assets for which there is a significant increase in credit risk after initial recognition.

Stage		Loss allowance
1	No significant increase in credit risk after initial recognition	12-month expected credit losses: expected credit losses that result from those default events on the financial instrument that are possible within 12 months after the reporting date

2	Significant increase in credit risk after initial recognition	Lifetime expected credit losses: expected credit losses that result from all possible default events over the life of the financial instrument
3	Objective evidence of impairment

Under IFRS 9, the asset that is credit-impaired at initial recognition would recognize all changes in lifetime expected credit losses since the initial recognition as a loss allowance with any changes recognized in profit or loss.

(d) Hedge Accounting

Hedge accounting mechanics (fair value hedges, cash flow hedges and hedge of net investments in a foreign operations) required by IAS 39 remains unchanged in IFRS 9, however, the new hedge accounting rules will align the accounting for hedging instruments more closely with the Group’s risk management practices. As a general rule, more hedge relationships might be eligible for hedge accounting, as the standard introduces a more principles-based approach. IFRS 9 allows more hedging instruments and hedged items to qualify for hedge accounting, and relaxes the hedge accounting requirement by removing two hedge effectiveness tests that are a prospective test to ensure that the hedging relationship is expected to be highly effective and a quantitative retrospective test (within range of 80-125%) to ensure that the hedging relationship has been highly effective throughout the reporting period.

With implementation of IFRS 9, volatility in profit or loss may be reduced as some items that were not eligible as hedged items or hedging instruments under IAS 39 are now eligible under IFRS 9.

•	IFRS 15, Revenue from Contracts with Customers

IFRS 15 Revenue from Contracts with Customers issued in May 2014 replaces IAS 18 Revenue, IAS 11 Construction Contracts, Interpretation 2031 Revenue-Barter Transactions Involving Advertising Services, Interpretation 2113 Customer Loyalty Programs, Interpretation 2115 Agreements for the Construction of Real Estate and Interpretation 2118 Transfers of assets from customers.

IAS 18 and other, the current standard, provide revenue recognition criteria by type of transactions; such as, sales goods, the rendering of services, interest income, royalty income, dividend income, and construction contracts. However, IFRS 15, the new standard, is based on the principle that revenue is recognized when control of a good or service transfers to a customer—so the notion of control replaces the existing notion of risks and rewards. A new five-step process must be applied before revenue from contract with customer can be recognized:

•	Identify contracts with customers

•	Identify the separate performance obligation

•	Determine the transaction price of the contract

•	Allocate the transaction price to each of the separate performance obligations, and

•	Recognize the revenue as each performance obligation is satisfied.

The Group will apply new standard for annual reporting periods beginning on or after January 1, 2018 with early application permitted. The Group has assessed the impact of IFRS 15 and expects that the standard will have no significant effect, when applied, on the consolidated financial statements.

•	IFRS 16, Leases

In January 2016, the IASB issued IFRS 16 ‘Leases’ with an effective date of annual periods beginning on or after January 1, 2019. IFRS 16 results in lessees accounting for most leases within the scope of the standard in a manner similar to the way in which finance leases are currently accounted for under IAS 17 ‘Leases’. Lessees will recognise a ‘right of use’ asset and a corresponding financial liability on the balance sheet. The asset will be amortized over the length of the lease and the financial liability measured at amortized cost. Lessor accounting remains substantially the same as in IAS 17. The group is assessing the impact of IFRS 16.

2.2 Measurement Basis

The consolidated financial statements have been prepared under the historical cost convention unless otherwise specified.

2.3 Functional and Presentation Currency

Items included in the financial statements of each entity of the Group are measured using the currency of the primary economic environment in which the entity operates (“the functional currency”). The consolidated financial statements are presented in Korean won, which is the Parent Company’s functional and presentation currency(Note 3.2.1 and 3.2.2).

2.4 Critical Accounting Estimates

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

2.4.5 Impairment of goodwill

The recoverable amounts of cash-generating units have been determined based on value-in-use calculations to test whether goodwill has suffered any impairment (Note 15).

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

The Group applies the book amount method to account for business combinations of entities under a common control. Identifiable assets acquired and liabilities assumed in a business combination are measured at their book amounts on the consolidated financial statements of the Group. In addition, the difference between the sum of consolidated book amounts of the assets and liabilities transferred and accumulated other comprehensive income; and the consideration paid is recognized as capital surplus.

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

The Group determines at each reporting period whether there is any objective evidence that the investments in the associates are impaired. If this is the case, the Group calculates the amount of impairment as the difference between the recoverable amount of the associates and its carrying value and recognizes the amount as ‘non-operating income(expense)’ in the statements of comprehensive income.

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

3.2.2 Foreign operations

The financial performance and financial position of all foreign operations, whose functional currencies differ from the Group’s presentation currency, are translated into the Group’s presentation currency using the following procedures.

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

Objective evidence that a financial asset or group of assets is impaired includes the following loss events:

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

3.6.1 Loans and receivables

The amount of the loss on loans and receivables carried at amortized cost is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset’s original effective interest rate.

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

3.6.2 Available-for-sale financial assets

When a decline in the fair value of an available-for-sale financial asset has been recognized in other comprehensive income and there is objective evidence that the asset is impaired, the cumulative loss (the difference between the acquisition cost and current fair value, less any impairment loss on that financial asset previously recognized in profit or loss) that had been recognized in other comprehensive income is reclassified from equity to profit or loss as part of other operating income and expenses. The impairment loss on available-for-sale financial assets is directly from the carryng amount.

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

3.7.4 Hedge of net investment

If financial liabilities qualify for a net investment hedge, the effective portion of changes in fair value of hedging instrument is recognized in other comprehensive income and the ineffective portion is recognized in profit. The gain or loss on the hedging instrument relating to the effective portion of the hedge that has been recognized in other comprehensive income will be reclassified from other comprehensive income to profit or loss as a reclassification adjustment on the disposal or partial disposal of the foreign operation in accordance with IAS 39, Financial Instruments: Recognition and Measurement.

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

Each part of an item of property and equipment with a cost that is significant in relation to the total cost of the item is depreciated separately.

The depreciation method and estimated useful lives of the assets are as follows:

Property and equipment	Depreciation method	Estimated useful life
Buildings and structures	Straight-line	40 years
Leasehold improvements	Declining-balance/ Straight-line	4 years
Equipment and vehicles	Declining-balance/ Straight-line	3~8 years
Finance leased assets	Declining-balance	8 months ~ 5 years and 8 months

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

The depreciation method and estimated useful lives of the assets are as follows:

Investment property	Depreciation method	Estimated useful life
Buildings	Straight-line	40 years

The residual value, the useful life and the depreciation method applied to an asset are reviewed at least at each financial year end and, if expectations differ from previous estimates, the changes are accounted for as a change in an accounting estimate.

3.10 Intangible Assets

Intangible assets are measured initially at cost and subsequently carried at their cost less any accumulated amortization and any accumulated impairment losses.

Intangible assets, except for goodwill and membership rights, are amortized using the straight-line method with no residual value over their estimated useful economic life since the asset is available for use.

Intangible assets	Amortization method	Estimated useful life
Industrial property rights	Straight-line	3~10 years
Software	Straight-line	3~5 years
Finance leased assets	Straight-line	8 months ~ 5 years and 8 months
Others	Straight-line	2~30 years

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

3.16.1 Insurance premiums

The Group recognizes collected premiums as revenue on the due date of collection of premiums from insurance contracts and the collected premium which is unmatured at the end of the reporting period is recognized as unearned premium.

3.16.2 Insurance liabilities

The Group recognizes a liability for future claims, refunds, policyholders’ dividends and related expenses as follows:

Premium reserve

A premium reserve refers to an amount based on the net premium method for payment of future claims with respect to events covered by insurance policies which have not yet occurred as of the reporting period.

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

3.16.3 Liability adequacy test

The Group assesses at each reporting period whether its insurance liabilities are adequate, using current estimates of all future contractual cash flows and related cash flow such as claims handling cost, as well as cash flows resulting from embedded options and guarantees under its insurance contracts in accordance with IFRS 4. If the assessment shows that the carrying amount of its insurance liabilities is inadequate in light of the estimated future cash flows, the entire deficiency is recognized in profit or loss and reserved as insurance liabilities. Future cash flows from long-term insurance are discounted at a future rate of return on operating assets, whereas future cash flows from general insurance are not discounted to present value. For liability adequacy tests of premium and unearned premium reserves, the Group considers all cash flow factors such as future insurance premium, deferred acquisition costs, operating expenses and operating premiums. In relation to the reserve for outstanding claims, the Group elects a model that best reflects the trend of paid claims among several statistical methods to perform the adequacy test.

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

3.19.1 Ordinary shares

Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of new shares are deducted from the equity.

3.19.2 Treasury shares

If entities of the Group acquire the Parent Company’s equity instruments, those instruments (‘treasury shares’) are deducted from equity. No gains or losses are recognized in profit or loss on the purchase, sale, issue or cancellation of own equity instruments.

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

The present value of the defined benefit obligation is calculated annually by independent actuaries using the Projected Unit Credit method. The rate used to discount post-employment benefit obligations is determined by reference to market yields at the end of the reporting period on high quality corporate bonds. The currency and term of the corporate bonds are consistent with the currency and estimated term of the post-employment benefit obligations. Actuarial gains and losses including experience adjustments and the effects of changes in actuarial assumptions are recognized in other comprehensive income.

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

3.21.3 Share-based payment

The Group has share option and share grant programs to directors and employees of the Group. When the options are exercised, the Group can either select to issue new shares or distribute treasury shares, or compensate the difference in fair value of shares and exercise price.

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

The Group measures the services acquired and the liability incurred at fair value, and the fair value is recognized as expense and accrued expenses over the vesting period. Until the liability is settled, the Group remeasures the fair value of the liability at the end of each reporting period and at the date of settlement, with any changes in fair value recognized in profit or loss for the year.

3.21.4 Termination benefits

Termination benefits are payable when employment is terminated by the Group before the normal retirement date, or whenever an employee accepts voluntary redundancy in exchange for these benefits. The Group shall recognize a liability and expense for termination benefits at the earlier of the following dates: when the Group can no longer withdraw the offer of those benefits and when the Group recognizes costs for a restructuring that is within the scope of IAS 37 and involves the payment of termination benefits. Termination benefits are measured by considering the number of employees expected to accept the offer in the case of a voluntary early retirement. Termination benefits over 12 months after the reporting period are discounted to present value.

3.22 Income Tax Expenses

Income tax expense comprises current tax expense and deferred income tax expense. Current and deferred income tax are recognized as income or expense for the period, except to the extent that the tax arises from (a) a transaction or an event which is recognized, in the same or a different period outside profit or loss, either in other comprehensive income or directly in equity and (b) a business combination.

3.22.1 Current income tax

Current income tax is the amount of income taxes payable in respect of the taxable profit (loss) for a period. A difference between the taxable profit and accounting profit may arise when income or expense is included in accounting profit in one period, but is included in taxable profit in a different period. Differences may also arise if there is revenue that is exempt from taxation, or expense that is not deductible in determining taxable profit

(loss). Current income tax liabilities (assets) for the current and prior periods are measured at the amount expected to be paid to (recovered from) the taxation authorities, using the tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period.

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

3.23 Earnings per Share

The Group calculates basic earnings per share amounts and diluted earnings per share amounts for profit or loss attributable to ordinary equity holders of the Parent Company and presents them in the statement of comprehensive income. Basic earnings per share is calculated by dividing profit or loss attributable to ordinary equity holders of the Parent Company by the weighted average number of ordinary shares outstanding during the period. For the purpose of calculating diluted earnings per share, the Group adjusts profit or loss attributable to ordinary equity holders of the Parent Company and the weighted average number of shares outstanding for the effects of all dilutive potential ordinary shares including convertible bonds and share options.

3.24 Operating Segments

Operating segments are components of the Group where separate financial information is available and is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance.

Segment information includes items which are directly attributable and reasonably allocated to the segment.

3.25 United States dollar amounts

The Group operates primarily in Korea and its official accounting records are maintained in Korean won. The U.S. dollar amounts are provided herein as supplementary information solely for the convenience of the reader. Korean won amounts are expressed in U.S. dollars at the rate of ￦1203.73 to U.S. $1.00, the U.S. Federal Reserve Bank of New York buying exchange rate in effect at noon, December 30, 2016. Such convenience translation into US dollars should not be construed as representations that the Korean won amounts have been, could have been, or could in the future be, converted at this or any other rate of exchange.

4. Financial Risk Management

4.1 Summary

4.1.1 Overview of Financial Risk Management Policy

The financial risks that the Group is exposed to are credit risk, market risk, liquidity risk, operational risk and others.

The Group’s risk management system focuses on increasing transparency, developing the risk management environment, preventing transmission of risk to other related subsidiaries, and the preemptive response to risk due to rapid changes in the financial environment to support the Group’s long-term strategy and business decisions efficiently. Credit risk, market risk, liquidity risk, and operational risk have been recognized as the Group’s key risks. These risks are measured and managed in Economic Capital or VaR (Value at Risk) using a statistical method.

4.1.2 Risk Management Organization

Risk Management Committee

The Risk Management Committee establishes risk management strategies in accordance with the directives of the Board of Directors and determines the Group’s target risk appetite. The Committee approves significant risk matters and reviews the level of risks that the Group is exposed to and the appropriateness of the Group’s risk management operations as an ultimate decision-making authority.

Risk Management Council

The Risk Management Council is a consultative group which reviews and makes decisions on matters delegated by the Risk Management Committee, and discusses the detailed issues relating to the Group’s risk management.

Risk Management Division

The Risk Management Division is responsible for monitoring and managing the Group’s economic capital limit and managing detailed policies, procedures and working processes relating to the Group’s risk management.

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

4.2.2 Credit Risk Management

The Group measures expected losses and economic capital on assets that are subject to credit risk management whether on- or off-balance sheet items and uses expected losses and economic capital as a management indicator. The Group manages credit risk by allocating credit risk economic capital limits.

In addition, the Group controls the credit concentration risk exposure by applying and managing total exposure limits to prevent an excessive risk concentration to each industry and borrower.

The Group has organized a credit risk management team that focuses on credit risk management in accordance with the Group’s credit risk management policy. Especially, the loan analysis department of Kookmin Bank, one of the subsidiaries, is responsible for loan policy, loan limit, loan review, credit management, restructuring and subsequent event management, independently of operating department. On the other hand, risk management group of Kookmin Bank is responsible for planning risk management policy, applying limits of credit lines, measuring the credit risk economic capital, adjusting credit limits, reviewing credit and verifying credit evaluation models.

4.2.3 Maximum Exposure to Credit Risk

The Group’s maximum exposures of financial instruments, excluding equity securities, to credit risk without consideration of collateral values as of December 31, 2015 and 2016, are as follows:

	2015		2016
	(In millions of Korean won)
Financial assets
Due from financial institutions	￦	13,844,754	￦	15,326,173
Financial assets at fair value through profit or loss
Financial assets held for trading[1]		9,393,203		23,058,919
Financial assets designated at fair value through profit or loss		943,432		1,693,255
Derivatives		2,278,112		3,381,935
Loans[2]		245,005,370		265,486,134
Financial investments
Available-for-sale financial assets		21,610,663		27,445,752
Held-to-maturity financial assets		14,149,528		11,177,504
Other financial assets[2]		7,907,940		7,322,335

Total financial assets		315,133,002		354,892,007

Off-balance sheet items
Acceptances and guarantees contracts		8,932,463		7,822,124
Financial guarantee contracts		4,021,013		4,746,292
Commitments		97,602,903		97,005,556
Total off-balance sheet items		110,556,379		109,573,972

Total	￦	425,689,381	￦	464,465,979

[1]	Financial instruments indexed to the price of gold amounting to ￦69,060 million and ￦72,349 million as of December 31, 2015 and 2016, respectively, are included.
[2]	Loans and other financial assets are net of allowance.

4.2.4 Credit Risk of Loans

The Group maintains an allowance for loan losses associated with credit risk on loans to manage its credit risk.

The Group recognizes an impairment loss on loan carried at amortized cost when there is any objective indication of impairment. Impairment loss is defined as incurred loss in accordance with IFRS; therefore, a loss that might be occur due to a future event is not recognized in spite of its likelihood. The Group measures inherent incurred losses on loans and presents them in the consolidated financial statements through the use of an allowance account which is offset against the related loans.

Loans as of December 31, 2015 and 2016, are classified as follows:

	2015
Loans	Retail			Corporate			Credit card			Total
	Amount		%	Amount		%	Amount		%	Amount		%
	(In millions of Korean won)
Neither past due nor impaired	￦	122,397,940	98.52	￦	108,822,470	97.85	￦	11,640,909	95.92	￦	242,861,319	98.09
Past due but not impaired		1,225,908	0.99		288,053	0.26		216,829	1.79		1,730,790	0.70
Impaired		612,065	0.49		2,105,063	1.89		278,187	2.29		2,995,315	1.21

Sub-total		124,235,913	100.00		111,215,586	100.00		12,135,925	100.00		247,587,424	100.00

Less: Allowances[1]		(491,352)	0.40		(1,692,352)	1.52		(398,350)	3.28		(2,582,054)	1.04

Carrying amount	￦	123,744,561		￦	109,523,234		￦	11,737,575		￦	245,005,370

	2016
Loans	Retail			Corporate			Credit card			Total
	Amount		%	Amount		%	Amount		%	Amount		%
	(In millions of Korean won)
Neither past due nor impaired	￦	133,491,252	98.86	￦	117,346,453	98.44	￦	13,001,473	96.09	￦	263,839,178	98.53
Past due but not impaired		961,370	0.71		202,474	0.17		226,648	1.68		1,390,492	0.52
Impaired		575,711	0.43		1,656,387	1.39		302,122	2.23		2,534,220	0.95

Sub-total		135,028,333	100.00		119,205,314	100.00		13,530,243	100.00		267,763,890	100.00

Less: Allowances[1]		(481,289)	0.36		(1,382,172)	1.16		(414,295)	3.06		(2,277,756)	0.85

Carrying amount	￦	134,547,044		￦	117,823,142		￦	13,115,948		￦	265,486,134

[1]	Collectively assessed allowances for loans are included as they are not impaired individually.

Credit quality of loans that are neither past due nor impaired are as follows:

	2015
	Retail		Corporate		Credit card		Total
	(In millions of Korean won)
Grade 1	￦	102,454,299	￦	49,891,311	￦	6,009,760	￦	158,355,370
Grade 2		16,018,879		46,344,267		4,288,164		66,651,310
Grade 3		2,794,511		10,076,423		1,303,101		14,174,035
Grade 4		860,517		1,916,606		32,293		2,809,416
Grade 5		269,734		593,863		7,591		871,188

Total	￦	122,397,940	￦	108,822,470	￦	11,640,909	￦	242,861,319

	2016
	Retail		Corporate		Credit card		Total
	(In millions of Korean won)
Grade 1	￦	110,720,263	￦	57,754,882	￦	6,804,763	￦	175,279,908
Grade 2		18,400,111		49,531,423		4,774,368		72,705,902
Grade 3		3,188,861		7,722,663		1,147,814		12,059,338
Grade 4		935,265		1,728,631		249,529		2,913,425
Grade 5		246,752		608,854		24,999		880,605

Total	￦	133,491,252	￦	117,346,453	￦	13,001,473	￦	263,839,178

Credit quality of loans graded according to internal credit ratings are as follows:

	Range of Probability of Default (%)	Retail	Corporate
Grade 1	0.0 ~ 1.0	1 ~ 5 grade	AAA ~ BBB+
Grade 2	1.0 ~ 5.0	6 ~ 8 grade	BBB ~ BB
Grade 3	5.0 ~ 15.0	9 ~ 10 grade	BB- ~ B
Grade 4	15.0 ~ 30.0	11 grade	B- ~ CCC
Grade 5	30.0 ~	12 grade or under	CC or under

Loans that are past due but not impaired are as follows:

	2015
	1 ~ 29 days		30 ~ 59 days		60 ~ 89 days		90 days or more		Total
	(In millions of Korean won)
Retail	￦	982,702	￦	168,391	￦	72,626	￦	2,189	￦	1,225,908
Corporate		218,258		56,531		13,264		—		288,053
Credit card		170,600		32,121		14,099		9		216,829

Total	￦	1,371,560	￦	257,043	￦	99,989	￦	2,198	￦	1,730,790

	2016
	1 ~ 29 days		30 ~ 59 days		60 ~ 89 days		90 days or more		Total
	(In millions of Korean won)
Retail	￦	782,262	￦	119,667	￦	57,187	￦	2,254	￦	961,370
Corporate		134,432		44,086		23,956		—		202,474
Credit card		176,390		31,880		18,378		—		226,648

Total	￦	1,093,084	￦	195,633	￦	99,521	￦	2,254	￦	1,390,492

Impaired loans are as follows:

	2015
	Retail		Corporate		Credit card		Total
	(In millions of Korean won)
Loans	￦	612,065	￦	2,105,063	￦	278,187	￦	2,995,315
Allowances under
Individual assessment		(2)		(1,025,771)		—		(1,025,773)
Collective assessment		(238,011)		(184,803)		(207,321)		(630,135)

Total allowances		(238,013)		(1,210,574)		(207,321)		(1,655,908)

Carrying amount	￦	374,052	￦	894,489	￦	70,866	￦	1,339,407

	2016
	Retail		Corporate		Credit card		Total
	(In millions of Korean won)
Loans	￦	575,711	￦	1,656,387	￦	302,122	￦	2,534,220
Allowances under
Individual assessment		(3)		(860,829)		—		(860,832)
Collective assessment		(217,535)		(133,507)		(183,211)		(534,253)

Total allowances		(217,538)		(994,336)		(183,211)		(1,395,085)

Carrying amount	￦	358,173	￦	662,051	￦	118,911	￦	1,139,135

The quantification of the extent to which collateral and other credit enhancements mitigate credit risk as of December 31, 2015 and 2016, are as follows:

	2015
	Impaired Loans				Non-impaired Loans
	Individual		Collective		Past due		Not past due		Total
	(In millions of Korean won)
Guarantees	￦	26,150	￦	165,024	￦	308,702	￦	45,292,758	￦	45,792,634
Deposits and savings		608		9,986		48,584		2,241,837		2,301,015
Property and equipment		10,191		39,937		41,453		3,894,338		3,985,919
Real estate		270,802		440,710		829,470		129,302,361		130,843,343

Total	￦	307,751	￦	655,657	￦	1,228,209	￦	180,731,294	￦	182,922,911

	2016
	Impaired Loans				Non-impaired Loans
	Individual		Collective		Past due		Not past due		Total
	(In millions of Korean won)
Guarantees	￦	21,168	￦	131,752	￦	207,493	￦	52,994,315	￦	53,354,728
Deposits and savings		10,849		6,114		51,815		2,115,376		2,184,154
Property and equipment		7,083		25,035		28,053		5,380,329		5,440,500
Real estate		262,340		341,803		590,196		137,263,717		138,458,056

Total	￦	301,440	￦	504,704	￦	877,557	￦	197,753,737	￦	199,437,438

4.2.5 Credit Quality of Securities

Financial assets at fair value through profit or loss and financial investments excluding equity securities that are exposed to credit risk as of December 31, 2015 and 2016, are as follows:

	2015		2016
	(In millions of Korean won)
Securities that are neither past due nor impaired	￦	46,022,194	￦	63,298,248
Impaired securities		5,572		4,833

Total	￦	46,027,766	￦	63,303,081

The credit quality of securities, excluding equity securities, that are neither past due nor impaired as of December 31, 2015 and 2016, are as follows:

	2015
	Grade 1		Grade 2		Grade 3		Grade 4		Grade 5		Total
	(In millions of Korean won)
Securities that are neither past due nor impaired
Financial assets held for trading	￦	7,833,558	￦	1,481,177	￦	9,408	￦	—	￦	—	￦	9,324,143
Financial assets designated at fair value through profit or loss		701,117		242,315		—		—		—		943,432
Available-for-sale financial assets		20,316,248		1,223,446		65,397		—		—		21,605,091
Held-to-maturity financial assets		14,149,528		—		—		—		—		14,149,528

Total	￦	43,000,451	￦	2,946,938	￦	74,805	￦	—	￦	—	￦	46,022,194

	2016
	Grade 1		Grade 2		Grade 3		Grade 4		Grade 5		Total
	(In millions of Korean won)
Securities that are neither past due nor impaired
Financial assets held for trading	￦	20,101,364	￦	2,752,038	￦	46,113	￦	18,397	￦	68,658	￦	22,986,570
Financial assets designated at fair value through profit or loss		1,563,152		120,925		8,176		—		1,002		1,693,255
Available-for-sale financial assets		26,082,139		1,310,782		47,998		—		—		27,440,919
Held-to-maturity financial assets		11,177,504		—		—		—		—		11,177,504

Total	￦	58,924,159	￦	4,183,745	￦	102,287	￦	18,397	￦	69,660	￦	63,298,248

The credit qualities of securities, excluding equity securities, according to the credit ratings by external rating agencies are as follows:

	Domestic				Foreign
Credit quality	KAP	KIS	NICE P&I	FnPricing Inc.	S&P	Fitch-IBCA	Moody’s
Grade 1	AA0 to AAA	AA0 to AAA	AA0 to AAA	AA0 to AAA	A- to AAA	A- to AAA	A3 to Aaa
Grade 2	A- to AA-	A- to AA-	A- to AA-	A- to AA-	BBB- to BBB+	BBB- to BBB+	Baa3 to Baa1
Grade 3	BBB0 to BBB+	BBB0 to BBB+	BBB0 to BBB+	BBB0 to BBB+	BB to BB+	BB to BB+	Ba2 to Ba1
Grade 4	BB0 to BBB-	BB0 to BBB-	BB0 to BBB-	BB0 to BBB-	B+ to BB-	B+ to BB-	B1 to Ba3
Grade 5	BB- or under	BB- or under	BB- or under	BB- or under	B or under	B or under	B2 or under

Credit qualities of debit securities denominated in Korean won are based on the lowest credit rating by the domestic credit rating agencies above, and those denominated in foreign currencies are based on the lowest credit rating by the foreign credit rating agencies above.

4.2.6 Credit risk mitigation of derivative financial instruments

A quantification of the extent to which collateral and other credit enhancements mitigate credit risk of derivative financial instruments as of December 31, 2015 and 2016, are as follows:

	2015		2016
	(In millions of Korean won)
Deposits and savings, securities and others	￦	424,559	￦	478,567

Total	￦	424,559	￦	478,567

4.2.7 Credit Risk Concentration Analysis

Details of the Group’s regional loans as of December 31, 2015 and 2016, are as follows:

	2015
	Retail		Corporate		Credit card		Total		%	Allowances		Carrying amount
	(In millions of Korean won)
Korea	￦	124,193,500	￦	108,847,327	￦	12,131,934	￦	245,172,761	99.02	￦	(2,539,225)	￦	242,633,536
Europe		1		180,429		250		180,680	0.07		(513)		180,167
China		30		905,693		1,632		907,355	0.37		(17,677)		889,678
Japan		1,737		138,278		282		140,297	0.06		(21,404)		118,893
United States		—		925,391		915		926,306	0.37		(1,058)		925,248
Others		40,645		218,468		912		260,025	0.11		(2,177)		257,848

Total	￦	124,235,913	￦	111,215,586	￦	12,135,925	￦	247,587,424	100.00	￦	(2,582,054)	￦	245,005,370

	2016
	Retail		Corporate		Credit card		Total		%	Allowances		Carrying amount
	(In millions of Korean won)
Korea	￦	134,956,004	￦	116,271,176	￦	13,526,026	￦	264,753,206	98.88	￦	(2,234,971)	￦	262,518,235
Europe		1		206,580		245		206,826	0.08		(1,719)		205,107
China		—		1,328,525		2,570		1,331,095	0.50		(23,500)		1,307,595
Japan		1,352		90,977		205		92,534	0.03		(10,385)		82,149
United States		—		984,472		566		985,038	0.37		(2,032)		983,006
Others		70,976		323,584		631		395,191	0.14		(5,149)		390,042

Total	￦	135,028,333	￦	119,205,314	￦	13,530,243	￦	267,763,890	100.00	￦	(2,277,756)	￦	265,486,134

Details of the Group’s industrial corporate loans as of December 31, 2015 and 2016, are as follows:

	2015
	Loans		%	Allowances		Carrying amount
	(In millions of Korean won)
Financial institutions	￦	9,069,588	8.15	￦	(17,342)	￦	9,052,246
Manufacturing		35,373,084	31.81		(808,946)		34,564,138
Service		44,371,655	39.90		(353,928)		44,017,727
Wholesale & Retail		13,703,559	12.32		(155,919)		13,547,640
Construction		3,568,970	3.21		(300,513)		3,268,457
Public sector		811,542	0.73		(5,239)		806,303
Others		4,317,188	3.88		(50,465)		4,266,723

Total	￦	111,215,586	100.00	￦	(1,692,352)	￦	109,523,234

	2016
	Loans		%	Allowances		Carrying amount
	(In millions of Korean won)
Financial institutions	￦	10,603,474	8.90	￦	(20,870)	￦	10,582,604
Manufacturing		36,505,044	30.62		(539,512)		35,965,532
Service		48,529,236	40.71		(307,132)		48,222,104
Wholesale & Retail		14,246,756	11.95		(116,233)		14,130,523
Construction		3,381,470	2.84		(357,439)		3,024,031
Public sector		886,583	0.74		(6,318)		880,265
Others		5,052,751	4.24		(34,668)		5,018,083

Total	￦	119,205,314	100.00	￦	(1,382,172)	￦	117,823,142

Types of the Group’s retail and credit card loans as of December 31, 2015 and 2016, are as follows:

	2015
	Loans		%	Allowances		Carrying amount
	(In millions of Korean won)
Housing	￦	53,780,078	39.44	￦	(24,628)	￦	53,755,450
General		70,455,835	51.66		(466,724)		69,989,111
Credit card		12,135,925	8.90		(398,350)		11,737,575

Total	￦	136,371,838	100.00	￦	(889,702)	￦	135,482,136

	2016
	Loans		%	Allowances		Carrying amount
	(In millions of Korean won)
Housing	￦	59,015,452	39.73	￦	(22,787)	￦	58,992,665
General		76,012,881	51.17		(458,502)		75,554,379
Credit card		13,530,243	9.10		(414,295)		13,115,948

Total	￦	148,558,576	100.00	￦	(895,584)	￦	147,662,992

Details of the Group’s industrial securities, excluding equity securities, and derivative financial instruments as of December 31, 2015 and 2016, are as follows:

	2015
	Amount		%
	(In millions of Korean won)
Financial assets held for trading
Government and government funded institutions	￦	3,497,273	37.51
Banking and insurance		4,289,872	46.01
Others		1,536,998	16.48

Sub-total		9,324,143	100.00

Financial assets designated at fair value through profit or loss
Banking and insurance		943,432	100.00

Sub-total		943,432	100.00

Derivative financial assets
Government and government funded institutions		56,652	2.49
Banking and insurance		1,950,708	85.63
Others		270,752	11.88

Sub-total		2,278,112	100.00

Available-for-sale financial assets
Government and government funded institutions		6,311,207	29.20
Banking and insurance		12,457,467	57.65
Others		2,841,989	13.15

Sub-total		21,610,663	100.00

Held-to-maturity financial assets
Government and government funded institutions		7,304,689	51.62
Banking and insurance		6,027,712	42.60
Others		817,127	5.78

Sub-total		14,149,528	100.00

Total	￦	48,305,878

	2016
	Amount		%
	(In millions of Korean won)
Financial assets held for trading
Government and government funded institutions	￦	7,875,106	34.26
Banking and insurance		11,408,503	49.63
Others		3,702,961	16.11

Sub-total		22,986,570	100.00

Financial assets designated at fair value through profit or loss
Banking and insurance and others		1,693,255	100.00

Sub-total		1,693,255	100.00

Derivative financial assets
Government and government funded institutions		104,025	3.08
Banking and insurance		2,998,412	88.66
Others		279,498	8.26

Sub-total		3,381,935	100.00

Available-for-sale financial assets
Government and government funded institutions		10,579,880	38.55
Banking and insurance		13,901,908	50.65
Others		2,963,964	10.80

Sub-total		27,445,752	100.00

Held-to-maturity financial assets
Government and government funded institutions		5,373,994	48.08
Banking and insurance		5,471,443	48.95
Others		332,067	2.97

Sub-total		11,177,504	100.00

Total	￦	66,685,016

Details of the Group’s regional securities, excluding equity securities, and derivative financial instruments by country, as of December 31, 2015 and 2016, are as follows:

	2015
	Amount		%
	(In millions of Korean won)
Financial assets held for trading
Korea	￦	9,292,386	99.66
Others		31,757	0.34

Sub-total		9,324,143	100.00

Financial assets designated at fair value through profit or loss
Korea		542,752	57.53
United States		78,944	8.37
Others		321,736	34.10

Sub-total		943,432	100.00

Derivative financial assets
Korea		1,286,340	56.47
United States		300,257	13.18
Others		691,515	30.35

Sub-total		2,278,112	100.00

Available-for-sale financial assets
Korea		21,217,086	98.18
United States		127,426	0.59
Others		266,151	1.23

Sub-total		21,610,663	100.00

Held-to-maturity financial assets
Korea		13,774,488	97.35
Others		375,040	2.65

Sub-total		14,149,528	100.00

Total	￦	48,305,878

	2016
	Amount		%
	(In millions of Korean won)
Financial assets held for trading
Korea	￦	22,359,665	97.27
United States		141,022	0.61
Others		485,883	2.12

Sub-total		22,986,570	100.00

Financial assets designated at fair value through profit or loss
Korea		1,232,226	72.77
United States		72,837	4.30
Others		388,192	22.93

Sub-total		1,693,255	100.00

Derivative financial assets
Korea		2,323,198	68.69
United States		291,160	8.61
Others		767,577	22.70

Sub-total		3,381,935	100.00

Available-for-sale financial assets
Korea		26,855,024	97.85
United States		141,473	0.52
Others		449,255	1.63

Sub-total		27,445,752	100.00

Held-to-maturity financial assets
Korea		10,029,429	89.73
United States		193,360	1.73
Others		954,715	8.54

Sub-total		11,177,504	100.00

Total	￦	66,685,016

The counterparties to the financial assets under due from financial institutions and financial instruments indexed to the price of gold within financial assets held for trading and derivatives are in the financial and insurance industries which have high credit ratings.

4.3 Liquidity Risk

4.3.1 Overview of Liquidity Risk

Liquidity risk is a risk that the Group becomes insolvency due to uncertain liquidity caused by unexpected cash outflows, or a risk of borrowing high interest debts or disposal of liquid and other assets at a substantial discount. The Group manages its liquidity risk through analysis of the contractual maturity of interest-bearing assets and liabilities, assets and liabilities related to the other cash flow, and off-balance sheet items related to cash flow of currency derivative instruments and others.

Cash flows disclosed for the maturity analysis are undiscounted contractual principal and interest to be received (paid) and; thus, are not identical to the amount in the financial statements that are based on the present value of expected cash flows in some cases. The amount of interest to be received or paid on floating rate assets and liabilities is measured on the assumption that the current interest rate would be the same through the maturity.

4.3.2. Liquidity Risk Management and Indicator

The liquidity risk is managed by risk management policy and liquidity risk management guidelines which are applied to the risk management policies and procedures that address all the possible risks that arise from the overall business of the Group.

The Group computes and manages cumulative liquidity gap and liquidity rate subject to every transactions that affect cash flow in Korean won and foreign currencies and off-balance sheet transactions in relation to the liquidity. The Group regularly reports to the Risk Planning Council and Risk Management Committee.

4.3.3. Analysis of Remaining Contractual Maturity of Financial Assets and Liabilities

Cash flows disclosed below are undiscounted contractual principal and interest to be received (paid) and; thus, are not identical to the amount in the consolidated financial statements that are based on the present value of expected cash flows. The amount of interest to be received or paid on floating rate assets and liabilities is measured on the assumption that the current interest rate would be the same through the maturity.

The remaining contractual maturity of financial assets and liabilities, excluding derivatives held for cash flow hedging, as of December 31, 2015 and 2016, are as follows:

	2015
	On demand		Up to 1 month		1-3 months		3-12 months		1-5 years		Over 5 years		Total
	(In millions of Korean won)
Financial assets
Cash and due from financial institutions[1]	￦	6,433,873	￦	771,135	￦	926,476	￦	973,720	￦	101,056	￦	—	￦	9,206,260
Financial assets held for trading[2]		10,035,096		—		—		—		—		—		10,035,096
Financial assets designated at fair value through profit or loss[2]		1,138,968		—		—		—		—		—		1,138,968
Derivatives held for trading[2]		2,165,959		—		—		—		—		—		2,165,959
Derivatives held for fair value hedging[3]		—		5,391		18,885		14,358		38,972		111,268		188,874
Loans		55,658		21,389,266		24,657,307		83,314,942		65,396,136		89,038,702		283,852,011
Available-for-sale financial assets[4]		3,106,189		879,570		1,733,861		5,468,592		12,984,938		1,923,776		26,096,926
Held-to-maturity financial assets		—		462,871		1,113,714		2,653,041		8,593,322		3,223,951		16,046,899
Other financial assets		185,712		5,894,880		26,462		1,225,891		10,546		10,055		7,353,546

Total	￦	23,121,455	￦	29,403,113	￦	28,476,705	￦	93,650,544	￦	87,124,970	￦	94,307,752	￦	356,084,539

Financial liabilities
Financial liabilities held for trading[2]	￦	586,923	￦	—	￦	—	￦	—	￦	—	￦	—	￦	586,923
Financial liabilities designated at fair value through profit or loss[2]		2,387,681		—		—		—		—		—		2,387,681
Derivatives held for trading[2]		2,282,781		—		—		—		—		—		2,282,781
Derivatives held for fair value hedging[3]		—		1,981		945		(2,642)		(25,096)		(35,050)		(59,862)
Deposits[5]		100,409,376		14,756,423		25,041,672		73,797,488		10,965,895		3,158,782		228,129,636
Debts		1,249,936		4,017,170		1,911,518		4,827,746		3,912,469		537,209		16,456,048
Debentures		68,852		1,642,335		1,550,322		9,021,561		18,326,885		4,193,841		34,803,796
Other financial liabilities		4,173		8,329,950		25,790		99,180		376,104		743,265		9,578,462

Total	￦	106,989,722	￦	28,747,859	￦	28,530,247	￦	87,743,333	￦	33,556,257	￦	8,598,047	￦	294,165,465

Off- balance sheet items
Commitments[6]	￦	97,602,903	￦	—	￦	—	￦	—	￦	—	￦	—	￦	97,602,903
Financial guarantee contract[7]		4,021,013		—		—		—		—		—		4,021,013

Total	￦	101,623,916	￦	—	￦	—	￦	—	￦	—	￦	—	￦	101,623,916

	2016
	On demand		Up to 1 month		1-3 months		3-12 months		1-5 years		Over 5 years		Total
	(In millions of Korean won)
Financial assets
Cash and due from financial institutions[1]	￦	6,431,488	￦	815,026	￦	414,076	￦	629,696	￦	353,581	￦	—	￦	8,643,867
Financial assets held for trading[2]		26,099,518		—		—		—		—		—		26,099,518
Financial assets designated at fair value through profit or loss[2]		1,758,846		—		—		—		—		—		1,758,846
Derivatives held for trading[2]		3,263,115		—		—		—		—		—		3,263,115
Derivatives held for fair value hedging[3]		—		4,075		1,719		1,791		(584)		53,185		60,186
Loans		25,333		24,246,878		27,731,932		88,710,331		73,969,738		90,290,586		304,974,798
Available-for-sale financial assets[4]		6,444,890		617,457		1,734,077		6,027,364		17,804,826		3,916,630		36,545,244
Held-to-maturity financial assets		—		280,822		552,875		1,423,078		6,478,050		4,457,977		13,192,802
Other financial assets		138,840		5,316,491		34,215		1,188,493		42,957		10,408		6,731,404

Total	￦	44,162,030	￦	31,280,749	￦	30,468,894	￦	97,980,753	￦	98,648,568	￦	98,728,786	￦	401,269,780

Financial liabilities
Financial liabilities held for trading[2]	￦	1,143,510	￦	—	￦	—	￦	—	￦	—	￦	—	￦	1,143,510
Financial liabilities designated at fair value through profit or loss[2]		10,979,326		—		—		—		—		—		10,979,326
Derivatives held for trading[2]		3,712,015		—		—		—		—		—		3,712,015
Derivatives held for fair value hedging[3]		(1,145)		3,462		(5,114)		8,081		(37,880)		—		(32,596)
Deposits[5]		118,054,880		13,886,329		24,840,830		72,178,631		10,393,616		3,790,933		243,145,219
Debts		8,473,706		5,830,600		3,567,985		5,124,571		4,195,123		116,023		27,308,008
Debentures		52,188		2,078,866		2,403,874		7,493,938		20,673,639		3,273,158		35,975,663
Other financial liabilities		1,656,767		10,969,703		29,248		114,381		354,976		895,950		14,021,025

Total	￦	144,071,247	￦	32,768,960	￦	30,836,823	￦	84,919,602	￦	35,579,474	￦	8,076,064	￦	336,252,170

Off- balance sheet items
Commitments[6]	￦	97,005,556	￦	—	￦	—	￦	—	￦	—	￦	—	￦	97,005,556
Financial guarantee contract[7]		4,746,292		—		—		—		—		—		4,746,292

Total	￦	101,751,848	￦	—	￦	—	￦	—	￦	—	￦	—	￦	101,751,848

[1]	The amounts of ￦7,127,248 million and ￦9,307,958 million, which are restricted due from the financial institutions as of December 31, 2015 and 2016, respectively, are excluded.
[2]	Financial assets/liabilities held for trading, financial assets/liabilities designated at fair value through profit or loss and derivatives held for trading are not managed by contractual maturity because they are expected to be traded or redeemed before maturity. Therefore, the carrying amounts of those financial instruments are classified as ‘On demand’ category. However, the cash flows of the embedded derivatives (e.g. conversion options and others) which are separated from their host contracts in accordance with the requirement of IAS 39, are considered in the cash flows of the host contracts.
[3]	Cash flows of derivative instruments held for fair value hedging are shown at net cash flow by remaining contractual maturity.
[4]	Equity investments in financial assets classified as available-for-sale are generally included in the ‘On demand’ category as most are available for sale at anytime. However, in the case of equity investments restricted for sale, they are shown in the period in which the restriction is expected to expire.
[5]	Deposits that are contractually repayable on demand or on short notice are classified under the ‘On demand’ category.
[6]	Commitments are included under the ‘On demand’ category because payments will be made upon request.
[7]	The financial guarantee contracts are included under the ‘On demand’ category as payments will be made upon request.

The contractual cash flows of derivatives held for cash flow hedging as of December 31, 2015 and 2016, are as follows:

	2015
	Up to 1 month		1-3 months		3-12 months		1-5 years		Over 5 years		Total
	(In millions of Korean won)
Net cash flow of net settlement derivatives	￦	(389)	￦	(1,246)	￦	(4,519)	￦	(7,350)	￦	—	￦	(13,504)
Cash flow to be received of total settlement derivatives		252		722		3,849		358,239		—		363,062
Cash flow to be paid of total settlement derivatives		(504)		(1,135)		(4,934)		(336,576)		—		(343,149)

	2016
	Up to 1 month		1-3 months		3-12 months		1-5 years		Over 5 years		Total
	(In millions of Korean won)
Net cash flow of net settlement derivatives	￦	(283)	￦	(1,078)	￦	(3,088)	￦	(3,141)	￦	—	￦	(7,590)
Cash flow to be received of total settlement derivatives		302		948		245,909		121,152		—		368,311
Cash flow to be paid of total settlement derivatives		(522)		(1,080)		(224,600)		(110,373)		—		(336,575)

4.4 Market Risk

4.4.1 Overview of Market Risk

Concept

Market risk is the risk of possible losses which arise from changes in market factors; such as, interest rate, stock price, foreign exchange rate and other market factors that affect the fair value or future cash flows of financial instruments; such as, securities and derivatives amongst others. The most significant risks associated with trading positions are interest rate risks, currency risks and also, stock price risks. In addition, the Group is exposed to interest rate risks associated with non-trading positions. The Group classifies exposures to market risk into either trading or non-trading positions. The Group measures and manages market risk separately for each subsidiary.

Risk Management

The Group sets internal capital limits for market risk and interest rate risk and monitors the risks to manage the risk of trading and non-trading positions. The Group maintains risk management systems and procedures; such as, trading policies and procedures, and market risk management guidelines for trading positions, and interest rate risk management guidelines for non-trading positions in order to manage market risk efficiently. The procedures mentioned are implemented with approval from the Risk Management Committee and Risk Management Council.

Kookmin Bank, one of the subsidiaries, establishes market risk management policy, sets position limits, loss limits and VaR limits of each business group and approves newly developed instruments through its Risk Management Council. The Market Risk Management Committee, which is chaired by the Chief Risk Officer (CRO), is the decision maker and sets position limits, loss limits, VaR limits, sensitivity limits and scenario loss limits for each division, at the level of each individual business department.

The ALCO of Kookmin Bank determines the operational standards of interest and commission, the details of the establishment and prosecution of the Asset Liability Management (ALM) policies and enacts and amends relevant guidelines. The Risk Management Committee and Risk Management Council monitor the establishment and enforcement of ALM risk management policies, and enact and amend ALM risk management guidelines. The interest rate risk limit is set based on the future assets/liabilities position and interest rate volatility estimation reflects the annual work plan. The Financial Planning Department and Risk Management Department measures and monitors the interest risk status and limits on a regular basis. The status and limits of interest rate risks; such as, interest gap, duration gap and interest rate VaR (Value at Risk), are reported to the ALCO and Risk Management Council on a monthly basis and to the Risk Management Committee on a quarterly basis. To ensure adequacy of interest rate and liquidity risk management, the Risk Management Department assigns the limits, monitors and reviews the risk management procedures and tasks conducted by the Financial Planning Department. Also, the Risk Management Department independently reports related information to the management.

4.4.2 Trading Position

Definition of a trading position

Trading positions subject to market risk management are defined under the Trading Policy and Guideline, and the basic requirements are as follows:

•	The trading position is not restricted for sale, is measured daily at fair value, and its significant inherent risks are able to be hedged in the market.

•	The criteria for classification as a trading position are clearly defined in the Trading Policy and Guideline, and separately managed by the trading department.

•	The trading position is operated in accordance with the documented trading strategy and managed through position limits.

•	The operating department or professional dealers have an authority to enforce a deal on the trading position within predetermined limits without pre-approval.

•	The trading position is reported periodically to management for the purpose of the Group’s risk management

Observation method on market risk arising from trading positions

Subsidiaries of the Group calculate VaR to measure the market risk by using market risk management systems on the entire trading portfolio. Generally, the Group manages market risk on the trading portfolio. In addition, the Group controls and manages the risk of derivative trading based on the regulations and guidelines formulated by the Financial Supervisory Service.

VaR (Value at Risk)

i. VaR (Value at Risk)

Kookmin Bank, one of the subsidiaries, uses the value-at-risk methodology to measure the market risk of trading positions. Kookmin Bank uses the 10-day VaR, which estimates the maximum amount of loss that could occur in ten days under an historical simulation model which is considered to be a full valuation method. The distributions of portfolio’s value changes are estimated based on the data over the previous 250 business days, and ten-day VaR is calculated by subtracting net present market value from the value measured at a 99% confident level of portfolio’s value distribution results.

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

A subsidiary which hold trading positions uses an internal model (VaR) to measure general risk, and a standard method to measure each individual risk. When the internal model is not permitted for certain market risk, the Group uses the standard method. Therefore, the market risk VaR may not reflect the market risk of each individual risk and some specific positions. And also, from this year, non-banking subsidiaries use the same standard method applied to measure regulatory capital for improvement of market risk VaR management utility (improvement of relation with regulatory capital).

ii. Back-Testing

Back-testing is conducted on a daily basis to validate the adequacy of the market risk model. In back-testing, the Group compares both the actual and hypothetical profit and loss with the VaR calculations.

iii. Stress Testing

Stress testing is carried out to analyze the impact of abnormal market situations on the trading and available-for-sale portfolio. It reflects changes in interest rates, stock prices, foreign exchange rates, implied volatilities of derivatives and other risk factors that have significant influence on the value of the portfolio. The Group uses historical scenarios and hypothetical scenarios for the analysis of abnormal market situations. Stress testing is performed at least once every year.

VaR at a 99% confidence level of interest rate, stock price and foreign exchange rate risk for trading positions with a ten-day holding period by a subsidiary as of December 31, 2015 and 2016, are as follows:

Kookmin Bank

	2015
	Average		Minimum		Maximum		Ending
	(In millions of Korean won)
Interest rate risk	￦	18,403	￦	10,022	￦	27,134	￦	15,788
Stock price risk		1,711		866		3,880		2,040
Foreign exchange rate risk		12,429		8,322		21,935		21,935
Deduction of diversification effect		—		—		—		(16,577)

Total VaR	￦	23,930	￦	11,730	￦	33,885	￦	23,186

	2016
	Average		Minimum		Maximum		Ending
	(In millions of Korean won)
Interest rate risk	￦	15,683	￦	10,817	￦	19,538	￦	14,906
Stock price risk		1,757		726		2,269		1,201
Foreign exchange rate risk		16,493		10,123		22,206		10,123
Deduction of diversification effect		—		—		—		(6,477)

Total VaR	￦	19,018	￦	11,558	￦	28,519	￦	19,753

Meanwhile, the required equity capital using the standardized method related to the positions which are not measured by VaR or the non-banking subsidiaries as of December 31, 2015 and 2016, are as follows:

Kookmin Bank

	2015		2016
	(In millions of Korean won)
Interest rate risk	￦	34	￦	15,161
Stock price risk		118		4,816

Total	￦	152	￦	19,977

KB Securities Co., Ltd.

	2015[1]
	Average		Minimum		Maximum		Ending
	(In millions of Korean won)
Interest rate risk	￦	34,674	￦	19,465	￦	55,744	￦	51,470
Stock price risk		41,645		26,074		56,798		50,579
Foreign exchange rate risk		560		294		959		720
Commodity risk		83		3		181		181

Total VaR	￦	76,962	￦	45,836	￦	113,682	￦	102,950

[1]	Based on formerly known as KB Investment&Securities Co., Ltd.

	2016[1]
	Average		Minimum		Maximum		Ending
	(In millions of Korean won)
Interest rate risk	￦	79,205	￦	41,116	￦	312,094	￦	312,094
Stock price risk		57,816		36,140		199,182		199,182
Foreign exchange rate risk		1,766		471		10,790		10,790
Commodity risk		80		—		125		—

Total VaR	￦	138,867	￦	77,727	￦	522,191	￦	522,066

[1]	Including Hyundai Securities Co., Ltd.(included as a subsidiary in October 2016)

KB Life Insurance Co., Ltd.

	2015
	Average		Minimum		Maximum		Ending
	(In millions of Korean won)
Interest rate risk	￦	1,984	￦	1,370	￦	2,896	￦	2,474

Total VaR	￦	1,984	￦	1,370	￦	2,896	￦	2,474

	2016
	Average		Minimum		Maximum		Ending
	(In millions of Korean won)
Interest rate risk	￦	1,428	￦	1,123	￦	2,440	￦	1,675

Total VaR	￦	1,428	￦	1,123	￦	2,440	￦	1,675

KB Investment Co., Ltd.

	2015
	Average		Minimum		Maximum		Ending
	(In millions of Korean won)
Stock price risk	￦	2,911	￦	2,291	￦	3,681	￦	3,681
Foreign exchange rate risk		190		148		350		350

Total VaR	￦	3,101	￦	2,439	￦	4,031	￦	4,031

	2016
	Average		Minimum		Maximum		Ending
	(In millions of Korean won)
Stock price risk	￦	2,852	￦	1,571	￦	4,516	￦	4,516
Foreign exchange rate risk		592		357		792		792

Total VaR	￦	3,444	￦	1,928	￦	5,308	￦	5,308

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

iii. Foreign exchange rate risk

Foreign exchange rate risk arises from holding assets and liabilities denominated in foreign currency and foreign currency derivatives. Net foreign currency exposure mostly occurs from the foreign assets and liabilities which are denominated in US dollars and Chinese Yuan. The Group sets both loss limits and net foreign currency exposure limits and manages comprehensive net foreign exchange exposures which consider both trading and non-trading portfolios.

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

Observation method on market risk arising from non-trading position

Interest rate risk occurs due to mismatches on maturities and interest rate reset periods between interest-bearing assets and liabilities. The Group manages the risk through measuring and managing interest rate VaR and EaR that are maximum expected decreases in net asset value (NPV) and net interest income (NII) for one year, respectively, arising from unfavorable changes in market interest rate.

Interest Rate VaR

Interest rate VaR is the maximum possible loss due to interest rate risk under a normal distribution at a 99.9% confidence level. The measurement results of risk as of December 31, 2015 and 2016, are as follows:

	2015		2016
	(In millions of Korean won)
Kookmin Bank	￦	94,500	￦	75,990
KB Securities Co., Ltd.[1]		11,115		33,346
KB Kookmin Card Co., Ltd.		55,304		43,731
KB Life Insurance Co., Ltd.		30,964		21,510
KB Savings Bank Co., Ltd.		7,581		5,694
KB Capital Co., Ltd.		5,798		4,795

[1]	Measurement as of December 31, 2015, is based on formerly known as KB Investment&Securities Co., Ltd.

4.4.4 Financial Instruments in Foreign Currencies

Details of financial instruments presented in foreign currencies translated into Korean won as of December 31, 2015 and 2016, are as follows:

	2015
	USD		JPY		EUR		GBP		CNY		Others		Total
	(In millions of Korean won)
Financial Assets
Cash and due from financial institutions	￦	2,210,147	￦	243,840	￦	123,607	￦	14,891	￦	92,005	￦	215,154	￦	2,899,644
Financial assets held for trading		75,762		—		2,616		—		—		—		78,378
Financial assets designated at fair value through profit or loss		501,978		—		—		—		—		—		501,978
Derivatives held for trading		64,705		87		355		—		—		1,275		66,422
Derivatives held for hedging		8,610		—		—		—		—		—		8,610
Loans		12,875,006		507,615		458,483		19,365		4,329		136,560		14,001,358
Available-for-sale financial assets		1,564,355		60,591		—		—		—		1,392		1,626,338
Held-to-maturity financial assets		375,040		—		—		—		—		—		375,040
Other financial assets		985,459		182,766		216,546		5,381		192,669		145,225		1,728,046

Total	￦	18,661,062	￦	994,899	￦	801,607	￦	39,637	￦	289,003	￦	499,606	￦	21,285,814

Financial liabilities
Financial liabilities designated at fair value through profit or loss	￦	658,010	￦	—	￦	—	￦	—	￦	—	￦	—	￦	658,010
Derivatives held for trading		92,435		—		2,527		—		—		12,597		107,559
Derivatives held for hedging		21,461		—		—		—		—		—		21,461
Deposits		6,397,515		510,174		387,112		22,662		58,802		376,870		7,753,135
Debts		6,650,235		217,887		143,060		7,916		4,511		110,536		7,134,145
Debentures		3,869,711		—		106,284		—		—		157,337		4,133,332
Other financial liabilities		1,701,766		98,431		160,867		10,454		185,653		26,646		2,183,817

Total	￦	19,391,133	￦	826,492	￦	799,850	￦	41,032	￦	248,966	￦	683,986	￦	21,991,459

Off-balance sheet items	￦	15,548,595	￦	17,086	￦	49,053	￦	—	￦	13,957	￦	311,287	￦	15,939,978

	2016
	USD		JPY		EUR		GBP		CNY		Others		Total
	(In millions of Korean won)
Financial Assets
Cash and due from financial institutions	￦	2,562,178	￦	209,264	￦	353,841	￦	17,224	￦	601,317	￦	343,825	￦	4,087,649
Financial assets held for trading		1,078,304		123,733		2,927		—		6,275		—		1,211,239
Financial assets designated at fair value through profit or loss		458,422		—		—		—		—		—		458,422
Derivatives held for trading		84,938		13		24,616		—		—		90,626		200,193
Derivatives held for hedging		5,917		—		—		—		—		—		5,917
Loans		10,824,626		342,100		895,208		5,799		552,966		180,445		12,801,144
Available-for-sale financial assets		2,214,244		150,510		—		—		35,873		1,033		2,401,660
Held-to-maturity financial assets		1,148,075		—		—		—		—		—		1,148,075
Other financial assets		930,606		245,827		35,981		30,793		176,833		648,089		2,068,129

Total	￦	19,307,310	￦	1,071,447	￦	1,312,573	￦	53,816	￦	1,373,264	￦	1,264,018	￦	24,382,428

Financial liabilities
Financial liabilities designated at fair value through profit or loss	￦	457,766	￦	—	￦	—	￦	—	￦	—	￦	—	￦	457,766
Derivatives held for trading		105,918		—		129,349		—		—		315,403		550,670
Derivatives held for hedging		63,634		—		—		—		—		—		63,634
Deposits		7,259,601		597,173		457,447		52,710		791,825		399,683		9,558,439
Debts		7,273,597		169,507		83,105		279		85,123		37,491		7,649,102
Debentures		3,830,709		—		—		—		—		—		3,830,709
Other financial liabilities		1,453,669		52,275		534,224		1,429		176,382		294,933		2,512,912

Total	￦	20,444,894	￦	818,955	￦	1,204,125	￦	54,418	￦	1,053,330	￦	1,047,510	￦	24,623,232

Off-balance sheet items	￦	14,570,708	￦	822	￦	39,000	￦	—	￦	131,210	￦	470,900	￦	15,212,640

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

4.6. Capital Adequacy

The Group complies with the capital adequacy standard established by the Financial Services Commission. The capital adequacy standard is based on Basel III published by Basel Committee on Banking Supervision in Bank of International Settlements in June 2011, and was implemented in Korea in December 2013. The Group is required to maintain a minimum Common Equity Tier 1 ratio of at least 5.375%(2015: 4.5%), a minimum Tier 1 ratio of 6.875%(2015: 6.0%) and a minimum Total Regulatory Capital of 8.875%(2015: 8.0%) as of December 31, 2016.

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

The Group assesses and monitors its adequacy of capital by using the internal assessment and management policy of the capital adequacy. The assessment of the capital adequacy is conducted by comparing available capital (actual amount of available capital) and internal capital (amount of capital enough to cover all significant risks under target credit rate set by the Group). The Group monitors the soundness of finance and provides risk adjusted basis for performance review using the assessment of the capital adequacy.

Internal Capital is the amount of capital to prevent the inability of payment due to unexpected loss in the future. The Group measures, allocates and monitors internal capital by risk type and subsidiaries.

The Risk Management Council of the Group determines the Group’s risk appetite and allocates internal capital by risk type and subsidiary. Each subsidiary efficiently operates its capital within a range of allocated internal capital. The Risk Management Department of the Group monitors the limit on internal capital and reports the results to management and the Risk Management Council. The Group maintains the adequacy of capital through proactive review and approval of the Risk Management Committee when the internal capital is expected to exceed the limits due to new business or business expansion.

Details of the Group’s capital adequacy calculation in line with Basel III requirements as of December 31, 2015 and 2016, are as follows:

	2015		2016
	(In millions of Korean won)
Equity Capital:	￦	29,140,025	￦	31,103,291
Tier 1 Capital		25,585,979		29,264,494
Common Equity Tier 1 Capital		25,351,910		29,013,954
Additional Tier 1 Capital		234,069		250,540
Tier 2 Capital		3,554,046		1,838,797
Risk-weighted assets:		188,212,825		203,649,442
Equity Capital (%):		15.48		15.27
Tier 1 Capital (%)		13.59		14.37
Common Equity Tier 1 Capital (%)		13.47		14.25

5. Segment Information

5.1 Overall Segment Information and Business Segments

The Group classifies reporting segments based on the nature of the products and services provided, the type of customer, and the Group’s management organization.

Banking Business	Corporate Banking	The activities within this segment include providing credit, deposit products and other related financial services to large, small and medium-sized enterprises and SOHOs.
	Retail Banking	The activities within this segment include providing credit, deposit products and other related financial services to individuals and households.
	Other Banking Services	The activities within this segment include trading activities in securities and derivatives, funding and other supporting activities.
Credit Card Business		The activities within this segment include credit sale, cash service, card loan and other supporting activities.
Investment & Securities Business		The activities within this segment include investment banking, brokerage services and other supporting activities.
Life Insurance Business		The activities within this segment include life insurance and other supporting activities.

Financial information by business segment for the year ended December 31, 2015, is as follows:

	Banking business
	Corporate Banking		Retail Banking		Other Banking Services		Sub-total		Credit Card		Investment & Securities		Life Insurance		Others		Intra-group Adjustments		Total
	(In millions of Korean won)
Operating revenues from external customers	￦	1,667,927	￦	2,115,837	￦	1,614,790	￦	5,398,554	￦	1,310,628	￦	184,880	￦	142,885	￦	345,002	￦	—	￦	7,381,949
Intra-segment operating revenues(expenses)		51,466		—		283,402		334,868		(257,745)		2,758		(34,943)		148,101		(193,039)		—

Sub-total	￦	1,719,393	￦	2,115,837	￦	1,898,192	￦	5,733,422	￦	1,052,883	￦	187,638	￦	107,942	￦	493,103	￦	(193,039)	￦	7,381,949

Net interest income		2,320,217		2,102,326		289,204		4,711,747		979,928		24,260		236,027		250,499		738		6,203,199
Interest income		3,513,603		3,858,102		1,016,677		8,388,382		1,305,800		49,630		236,032		413,746		(17,767)		10,375,823
Interest expense		(1,193,386)		(1,755,776)		(727,473)		(3,676,635)		(325,872)		(25,370)		(5)		(163,247)		18,505		(4,172,624)
Net fee and commission income		232,708		569,832		353,833		1,156,373		108,865		97,996		162		168,928		2,659		1,534,983
Fee and commission income		296,498		671,184		404,372		1,372,054		1,582,903		105,900		162		197,109		(287,033)		2,971,095
Fee and commission expense		(63,790)		(101,352)		(50,539)		(215,681)		(1,474,038)		(7,904)		—		(28,181)		289,692		(1,436,112)
Net gains (losses) on financial assets/ liabilities at fair value through profit or loss		37		—		286,991		287,028		—		51,184		8,321		14,852		(1,658)		359,727
Net other operating income(expense)		(833,569)		(556,321)		968,164		(421,726)		(35,910)		14,198		(136,568)		58,824		(194,778)		(715,960)
General and administrative expenses		(847,029)		(2,004,800)		(959,992)		(3,811,821)		(332,700)		(119,496)		(79,074)		(227,446)		46,953		(4,523,584)
Operating profit before provision for credit losses		872,364		111,037		938,200		1,921,601		720,183		68,142		28,868		265,657		(146,086)		2,858,365
Provision (reversal) for credit losses		(715,926)		(80,213)		54,519		(741,620)		(245,790)		(4,992)		(10,159)		(34,507)		(163)		(1,037,231)
Net operating income (expense)		156,438		30,824		992,719		1,179,981		474,393		63,150		18,709		231,150		(146,249)		1,821,134
Share of profit of associates		—		—		7,812		7,812		—		93		—		195,192		—		203,097
Net other non-operating income (expense)		1,317		—		192,119		193,436		(12,141)		(614)		(208)		(35,286)		(4,723)		140,464
Segment profits before income tax		157,755		30,824		1,192,650		1,381,229		462,252		62,629		18,501		391,056		(150,972)		2,164,695
Income tax benefit (expense)		(38,973)		(7,460)		(227,558)		(273,991)		(107,232)		(15,511)		(7,938)		(37,452)		4,735		(437,389)
Profit (loss) for the year		118,782		23,364		965,092		1,107,238		355,020		47,118		10,563		353,604		(146,237)		1,727,306
Profit (loss) attributable to shareholders of the parent company		118,782		23,364		965,092		1,107,238		355,020		47,118		10,563		324,616		(146,237)		1,698,318
Profit attributable to non-controlling interests		—		—		—		—		—		—		—		28,988		—		28,988
Total assets[2]		103,042,327		114,849,508		72,386,072		290,277,907		16,141,810		6,118,251		8,516,783		28,527,698		(20,516,982)		329,065,467
Total liabilities[2]		89,293,741		130,631,229		47,605,726		267,530,696		12,307,827		5,495,285		7,933,950		7,733,168		(838,181)		300,162,745

Financial information by business segment for the year ended December 31, 2016, is as follows:

	Banking business
	Corporate Banking		Retail Banking		Other Banking Services		Sub-total		Credit Card		Investment & Securities		Life Insurance		Others		Intra-group Adjustments		Total
	(In millions of Korean won)
Operating revenues from external customers	￦	1,803,204	￦	2,248,035	￦	1,402,861	￦	5,454,100	￦	1,269,573	￦	184,856	￦	139,847	￦	396,566	￦	—	￦	7,444,942
Intra-segment operating revenues(expenses)		9,274		—		249,235		258,509		(261,747)		3,268		(26,528)		159,944		(133,446)		—

Sub-total	￦	1,812,478	￦	2,248,035	￦	1,652,096	￦	5,712,609	￦	1,007,826	￦	188,124	￦	113,319	￦	556,510	￦	(133,446)	￦	7,444,942

Net interest income		2,286,347		2,353,232		189,331		4,828,910		981,342		73,205		233,742		283,158		2,172		6,402,529
Interest income		3,297,791		3,740,601		855,764		7,894,156		1,261,787		142,960		233,764		501,675		(12,460)		10,021,882
Interest expense		(1,011,444)		(1,387,369)		(666,433)		(3,065,246)		(280,445)		(69,755)		(22)		(218,517)		14,632		(3,619,353)
Net fee and commission income		231,182		504,259		352,410		1,087,851		92,070		193,384		(927)		212,723		(209)		1,584,892
Fee and commission income		293,336		583,048		433,998		1,310,382		1,658,034		220,938		85		252,031		(290,593)		3,150,877
Fee and commission expense		(62,154)		(78,789)		(81,588)		(222,531)		(1,565,964)		(27,554)		(1,012)		(39,308)		290,384		(1,565,985)
Net gains (losses) on financial assets/ liabilities at fair value through profit or loss		(1,166)		—		198,064		196,898		—		(212,522)		8,154		7,851		(9,149)		(8,768)
Net other operating income (expense)		(703,885)		(609,456)		912,291		(401,050)		(65,586)		134,057		(127,650)		52,778		(126,260)		(533,711)
General and administrative expenses		(950,038)		(2,102,384)		(1,216,527)		(4,268,949)		(348,121)		(316,958)		(94,753)		(266,124)		66,194		(5,228,711)
Operating profit before provision for credit losses		862,440		145,651		435,569		1,443,660		659,705		(128,834)		18,566		290,386		(67,252)		2,216,231
Provision (reversal) for credit losses		(278,277)		(2,615)		26,563		(254,329)		(249,809)		9,083		(1,663)		(42,893)		328		(539,283)

Net operating income		584,163		143,036		462,132		1,189,331		409,896		(119,751)		16,903		247,493		(66,924)		1,676,948
Share of profit of associates		—		—		17,615		17,615		(20)		106,423		—		156,820		—		280,838
Net other non-operating income (expense)[1]		(1,300)		—		50,611		49,311		2,262		634,863		(148)		(440)		(14,979)		670,869
Segment profits before income tax		582,863		143,036		530,358		1,256,257		412,138		621,535		16,755		403,873		(81,903)		2,628,655
Income tax expense		(140,910)		(34,614)		(116,477)		(292,001)		(95,035)		20,765		(4,041)		(66,262)		(1,901)		(438,475)
Profit for the year		441,953		108,422		413,881		964,256		317,103		642,300		12,714		337,611		(83,804)		2,190,180
Profit attributable to shareholders of the parent company		441,953		108,422		413,881		964,256		317,103		642,300		12,714		291,175		(83,804)		2,143,744
Profit attributable to non-controlling interests		—		—		—		—		—		—		—		46,436		—		46,436
Total assets[2]		109,500,342		122,806,490		74,759,538		307,066,370		15,772,036		32,382,795		8,887,413		36,646,767		(25,081,725)		375,673,656
Total liabilities[2]		91,685,643		140,082,958		51,972,767		283,741,368		11,807,038		28,198,439		8,337,849		12,468,290		(140,731)		344,412,253

[1]	Gains on bargain purchase of Hyundai Securities Co., Ltd., ￦628,614 million, are recorded in net other operating income(expense) of Investment & Securities business.
[2]	Assets and liabilities of the reporting segments are amounts before intra-segment transaction adjustment.

5.2 Services and Geographical Segments

5.2.1 Services information

Operating revenues from external customers for each service for the year ended December 31, 2014, 2015 and 2016, are as follows:

	2014		2015		2016
	(In millions of Korean won)
Banking service	￦	5,403,223	￦	5,398,554	￦	5,454,100
Credit card service		1,280,628		1,310,628		1,269,573
Investment & Securities service		141,355		184,880		184,856
Life insurance service		105,255		142,885		139,847
Other service		266,332		345,002		396,566

Total	￦	7,196,793	￦	7,381,949	￦	7,444,942

5.2.2 Geographical information

Geographical operating revenues from external customers for the year ended December 31, 2014, 2015 and 2016, and major non-current assets as of December 31, 2014, 2015 and 2016, are as follows:

	2014				2015				2016
	Revenues from external customers		Major non-current assets		Revenues from external customers		Major non-current assets		Revenues From external customers		Major non-current assets
	(In millions of Korean won)
Domestic	￦	7,093,068	￦	3,807,792	￦	7,305,697	￦	3,821,634	￦	7,354,698	￦	4,952,552
United States		11,655		256		11,847		276		10,522		299
New Zealand		6,684		193		5,143		209		5,422		128
China		46,892		7,518		30,590		6,949		47,360		5,038
Japan		19,842		1,391		10,709		1,547		5,624		1,964
Argentina		573		—		—		—		—		—
Vietnam		3,130		287		3,358		239		4,220		278
Cambodia		5,364		564		5,072		350		6,109		1,216
United Kingdom		9,585		108		9,533		130		10,987		149
Intra-group adjustment		—		131,342		—		134,692		—		72,971

Total	￦	7,196,793	￦	3,949,451	￦	7,381,949	￦	3,966,026	￦	7,444,942	￦	5,034,595

6. Financial Assets and Financial Liabilities

6.1 Classification and Fair Value of Financial Instruments

Carrying amount and fair value of financial assets and liabilities as of December 31, 2015 and 2016, are as follows:

	2015				2016
	Carrying amount		Fair value		Carrying amount		Fair value
	(In millions of Korean won)
Financial assets
Cash and due from financial institutions	￦	16,316,066	￦	16,316,953	￦	17,884,863	￦	17,878,714
Financial assets held for trading		10,035,096		10,035,096		26,099,518		26,099,518
Debt securities		9,324,143		9,324,143		22,986,570		22,986,570
Equity securities		641,893		641,893		3,040,599		3,040,599
Others		69,060		69,060		72,349		72,349
Financial assets designated at fair value through profit or loss		1,138,968		1,138,968		1,758,846		1,758,846
Debt securities		145,542		145,542		331,664		331,664
Equity securities		195,536		195,536		65,591		65,591
Derivative-linked securities		797,890		797,890		1,361,591		1,361,591
Derivatives held for trading		2,165,971		2,165,971		3,298,328		3,298,328
Derivatives held for hedging		112,141		112,141		83,607		83,607
Loans		245,005,370		245,244,958		265,486,134		265,144,250
Available-for-sale financial assets		24,987,231		24,987,231		33,970,293		33,970,293
Debt securities		21,610,663		21,610,663		27,445,752		27,445,752
Equity securities		3,376,568		3,376,568		6,524,541		6,524,541
Held-to-maturity financial assets		14,149,528		14,505,959		11,177,504		11,400,616
Other financial assets		7,907,940		7,907,940		7,322,335		7,322,335

Total	￦	321,818,311	￦	322,415,217	￦	367,081,428	￦	366,956,507

Financial liabilities
Financial liabilities held for trading	￦	586,923	￦	586,923	￦	1,143,510	￦	1,143,510
Financial liabilities designated at fair value through profit or loss		2,387,681		2,387,681		10,979,326		10,979,326
Derivatives held for trading		2,282,794		2,282,794		3,717,819		3,717,819
Derivatives held for hedging		42,962		42,962		89,309		89,309
Deposits		224,268,185		224,949,129		239,729,695		240,223,353
Debts		16,240,743		16,297,523		26,251,486		26,247,768
Debentures		32,600,603		33,274,914		34,992,057		35,443,751
Other financial liabilities		12,278,613		12,255,921		16,286,578		16,257,142

Total	￦	290,688,504	￦	292,077,847	￦	333,189,780	￦	334,101,978

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

Methods of determining fair value for financial instruments are as follows:

Cash and due from financial institutions	The carrying amounts of cash and demand due from financial institutions and payment due from financial institutions are a reasonable approximation of fair values. These financial instruments do not have a fixed maturity and are receivable on demand. Fair value of ordinary due from financial institutions is measured using DCF model (Discounted Cash Flow Model).

Investment securities	The fair value of financial instruments that are quoted in active markets is determined using the quoted prices. Fair value is determined through the use of external professional valuation institution where quoted prices are not available. The institutions use one or more of the following valuation techniques including DCF Model, Free Cash Flow to Equity Model, Comparable Company Analysis, Dividend Discount Model, Risk Adjusted Discount Rate Method, and Net Asset Value Method.

Loans	DCF model is used to determine the fair value of loans. Fair value is determined by discounting the expected cash flows, which are contractual cash flows adjusted by the expected prepayment rate, at appropriate discount rate.

Derivatives and Financial assets at fair value through profit or loss	For exchange traded derivatives, quoted price in an active market is used to determine fair value and for OTC derivatives, fair value is determined using valuation techniques. The Group uses internally developed valuation models that are widely used by market participants to determine fair values of plain vanilla OTC derivatives including options, interest rate swaps, and currency swaps, based on observable market parameters. However, some complex financial instruments are valued using appropriate models developed from generally accepted market valuation models including the Finite Difference Method, the Monte Carlo Simulation, Black-Scholes Model, Hull and White Model, Closed Form and Tree Model or valuation results from independent external professional valuation institution.

Deposits	Carrying amount of demand deposits is regarded as representative of fair value because they do not have a fixed maturity and are payable on demand. Fair value of time deposits is determined using a DCF model. Fair value is determined by discounting the expected cash flows, which are contractual cash flows adjusted by the expected prepayment rate, at an appropriate discount rate.

Debts	Carrying amount of overdraft in foreign currency is regarded as representative of fair value because they do not have a fixed maturity and are payable on demand. Fair value of other debts is determined using a DCF model discounting contractual future cash flows at an appropriate discount rate.

Debentures	Fair value is determined by using the valuations of external professional valuation institution, which are calculated using market inputs.

Other financial assets and liabilities	The carrying amounts are reasonable approximation of fair values. These financial instruments are temporary accounts used for other various transactions and their maturities are relatively short or not defined. However, fair value of finance lease liabilities is measured using a DCF model.

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

The Group classifies and discloses fair value of the financial instruments into the three-level hierarchy as follows:

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

Fair value hierarchy of financial assets and liabilities measured at fair value in the statements of financial position

The fair value hierarchy of financial assets and liabilities measured at fair value in the statements of financial position as of December 31, 2015 and 2016, is as follows:

	2015
	Fair value hierarchy
	Level 1		Level 2		Level 3		Total
	(In millions of Korean won)
Financial assets
Financial assets held for trading
Debt securities	￦	3,374,271	￦	5,949,872	￦	—	￦	9,324,143
Equity securities		302,207		339,686		—		641,893
Others		69,060		—		—		69,060

Sub-total		3,745,538		6,289,558		—		10,035,096

Financial assets designated at fair value through profit or loss
Debt securities		—		145,542		—		145,542
Equity securities		—		195,536		—		195,536
Derivative-linked securities		—		411,052		386,838		797,890

Sub-total		—		752,130		386,838		1,138,968

Derivatives held for trading		1,688		2,120,097		44,186		2,165,971

Derivatives held for hedging		—		110,930		1,211		112,141

Available-for-sale financial assets[1]
Debt securities		6,148,688		15,461,551		424		21,610,663
Equity securities		869,451		619,102		1,888,015		3,376,568

Sub-total		7,018,139		16,080,653		1,888,439		24,987,231

Total	￦	10,765,365	￦	25,353,368	￦	2,320,674	￦	38,439,407

Financial liabilities
Financial liabilities held for trading	￦	586,923	￦	—	￦	—	￦	586,923
Financial liabilities designated at fair value through profit or loss		—		568,302		1,819,379		2,387,681
Derivatives held for trading		15,139		2,134,427		133,228		2,282,794
Derivatives held for hedging		—		42,465		497		42,962

Total	￦	602,062	￦	2,745,194	￦	1,953,104	￦	5,300,360

	2016
	Fair value hierarchy
	Level 1		Level 2		Level 3		Total
	(In millions of Korean won)
Financial assets
Financial assets held for trading
Debt securities	￦	7,426,480	￦	15,560,090	￦	—	￦	22,986,570
Equity securities		1,137,531		1,903,068		—		3,040,599
Others		72,349		—		—		72,349

Sub-total		8,636,360		17,463,158		—		26,099,518

Financial assets designated at fair value through profit or loss
Debt securities		—		237,595		94,069		331,664
Equity securities		—		—		65,591		65,591
Derivative-linked securities		—		757,979		603,612		1,361,591

Sub-total		—		995,574		763,272		1,758,846

Derivatives held for trading		128,236		3,033,156		136,936		3,298,328

Derivatives held for hedging		—		82,144		1,463		83,607

Available-for-sale financial assets1
Debt securities		10,456,882		16,978,619		10,251		27,445,752
Equity securities		1,112,502		2,349,998		3,062,041		6,524,541

Sub-total		11,569,384		19,328,617		3,072,292		33,970,293

Total	￦	20,333,980	￦	40,902,649	￦	3,973,963	￦	65,210,592

Financial liabilities
Financial liabilities held for trading	￦	1,143,510	￦	—	￦	—	￦	1,143,510
Financial liabilities designated at fair value through profit or loss		566		3,181,621		7,797,139		10,979,326
Derivatives held for trading		474,921		3,041,052		201,846		3,717,819
Derivatives held for hedging		—		89,123		186		89,309

Total	￦	1,618,997	￦	6,311,796	￦	7,999,171	￦	15,929,964

[1]	The amounts of equity securities carried at cost in “Level 3”, which do not have a quoted market price in an active market and cannot be measured reliably at fair value, are ￦121,683 million and ￦223,398 million as of December 31, 2015 and 2016, respectively. These equity securities are carried at cost because it is practically difficult to quantify the intrinsic values of the equity securities issued by unlisted public and non-profit entities. In addition, due to significant fluctuations in estimated cash flows arising from entities being in its initial stages, which further results in varying and unpredictable probabilities, unlisted equity securities issued by project financing cannot be reliably and reasonably assessed. Therefore, these equity securities are carried at cost. The Group has no plan to sell these instruments in the near future.

Valuation techniques and the inputs used in the fair value measurement classified as Level 2

Financial assets and liabilities measured at fair value classified as Level 2 in the statements of financial position as of December 31, 2015 and 2016, are as follows:

	Fair value				Valuation techniques	Inputs
	2015		2016
	(In millions of Korean won)
Financial assets
Financial assets held for trading
Debt securities	￦	5,949,872	￦	15,560,090	DCF Model	Discount rate
Equity securities		339,686		1,903,068	DCF Model, Net Asset Value	Discount rate, Fair value of underlying asset

Sub-total		6,289,558		17,463,158

Financial assets designated at fair value through profit or loss
Debt securities		145,542		237,595	DCF Model, Hull and White Model	Discount rate
Equity securities		195,536		—	DCF Model	Discount rate
Derivative-linked securities		411,052		757,979	DCF Model, Closed Form, Monte Carlo Simulation	Discount rate, Volatility of underlying asset

Sub-total		752,130		995,574

Derivatives held for trading		2,120,097		3,033,156	DCF Model, Closed Form, FDM, Monte Carlo Simulation	Discount rate, Volatility, Foreign exchange rate, Stock price and others
Derivatives held for hedging		110,930		82,144	DCF Model, Closed Form, FDM	Discount rate, Volatility, Foreign exchange rate and others
Available-for-sale financial assets
Debt securities		15,461,551		16,978,619	DCF Model, One Factor Hull and White Model	Discount rate, Interest rate, Volatility of interest rate
Equity securities		619,102		2,349,998	DCF Model, Net Asset Value	Discount rate, Fair value of underlying asset

Sub-total		16,080,653		19,328,617

Total	￦	25,353,368	￦	40,902,649

Financial liabilities
Financial liabilities designated at fair value through profit or loss
Derivative-linked securities	￦	568,302	￦	3,181,621	DCF Model, Closed Form, Monte Carlo Simulation	Discount rate, Volatility of underlying asset

Sub-total		568,302		3,181,621

Derivatives held for trading		2,134,427		3,041,052	DCF Model, Closed Form, FDM, Monte Carlo Simulation	Discount rate, Volatility, Foreign exchange rate, Stock price and others
Derivatives held for hedging		42,465		89,123	DCF Model, Closed Form, FDM	Discount rate, Volatility, Foreign exchange rate and others

Total	￦	2,745,194	￦	6,311,796

Fair value hierarchy of financial assets and liabilities whose fair values are disclosed

The fair value hierarchy of financial assets and liabilities whose the fair values are disclosed as of December 31, 2015 and 2016, are as follows:

	2015
	Fair value hierarchy
	Level 1		Level 2		Level 3		Total
	(In millions of Korean won)
Financial assets
Cash and due from financial institutions[1]	￦	2,711,519	￦	11,171,092	￦	2,434,342	￦	16,316,953
Loans		—		—		245,244,958		245,244,958
Held-to-maturity financial assets		1,788,914		12,717,045		—		14,505,959
Other financial assets[2]		—		—		7,907,940		7,907,940

Total	￦	4,500,433	￦	23,888,137	￦	255,587,240	￦	283,975,810

Financial liabilities
Deposits[1]	￦	—	￦	100,090,671	￦	124,858,458	￦	224,949,129
Debts[3]		—		434,634		15,862,889		16,297,523
Debentures		—		32,532,277		742,637		33,274,914
Other financial liabilities[4]		—		—		12,255,921		12,255,921

Total	￦	—	￦	133,057,582	￦	153,719,905	￦	286,777,487

	2016
	Fair value hierarchy
	Level 1		Level 2		Level 3		Total
	(In millions of Korean won)
Financial assets
Cash and due from financial institutions[1]	￦	2,625,516	￦	13,390,534	￦	1,862,664	￦	17,878,714
Loans		—		—		265,144,250		265,144,250
Held-to-maturity financial assets		1,505,288		9,895,328		—		11,400,616
Other financial assets[2]		—		—		7,322,335		7,322,335

Total	￦	4,130,804	￦	23,285,862	￦	274,329,249	￦	301,745,915

Financial liabilities
Deposits[1]	￦	—	￦	116,068,290	￦	124,155,063	￦	240,223,353
Debts[3]		—		1,444,983		24,802,785		26,247,768
Debentures		—		33,504,039		1,939,712		35,443,751
Other financial liabilities[4]		—		—		16,257,142		16,257,142

Total	￦	—	￦	151,017,312	￦	167,154,702	￦	318,172,014

[1]	The amounts included in Level 2 are the carrying amounts which are reasonable approximations of the fair values.
[2]	Other financial assets of ￦7,970,940 million and ￦7,322,335 million are included in Level 3, the carrying amounts that are reasonable approximations of fair values as of December 31, 2015 and 2016, respectively.
[3]	Debts of ￦9,884 million and ￦70,624 million included in Level 2 are the carrying amounts which are reasonable approximations of fair values as of December 31, 2015 and 2016, respectively.
[4]	Other financial liabilities of ￦11,957,239 million and ￦15,890,765 million included in Level 3 are the carrying amounts which are reasonable approximations of fair values as of December 31, 2015 and 2016, respectively.

Valuation techniques and the inputs used in the fair value measurement

Financial assets and liabilities whose carrying amount is a reasonable approximation of fair value are not subject to disclose valuation techniques and inputs.

Valuation techniques and inputs of financial assets and liabilities whose fair values are disclosed and classified as Level 2 as of December 31, 2015 and 2016, are as follows:

	Fair value				Valuation technique	Inputs
	2015		2016
	(In millions of Korean won)
Financial assets
Held-to-maturity financial assets	￦	12,717,045	￦	9,895,328	DCF Model	Discount rate
Financial liabilities
Debts		424,750		1,374,359	DCF Model	Discount rate
Debentures		32,532,277		33,504,039	DCF Model	Discount rate

Valuation techniques and inputs of financial assets and liabilities whose fair values are disclosed and classified as Level 3 as of December 31, 2015 and 2016, are as follows:

	2015
	Fair value		Valuation technique	Inputs	Unobservable inputs
	(In millions of Korean won)
Financial assets
Cash and due from financial institutions	￦	2,434,342	DCF Model	Credit spread, Other spread, Interest rates	Credit spread, Other spread
Loans		245,244,958	DCF Model	Credit spread, Other spread, Prepayment rate, Interest rates	Credit spread, Other spread, Prepayment rate

Total	￦	247,679,300

Financial liabilities
Deposits	￦	124,858,458	DCF Model	Other spread, Prepayment rate, Interest rates	Other spread, Prepayment rate
Debts		15,862,889	DCF Model	Other spread, Interest rates	Other spread
Debentures		742,637	DCF Model	Other spread, Implied default probability, Interest rates	Other spread, Implied default probability
Other financial liabilities		298,682	DCF Model	Other spread, Interest rates	Other spread

Total	￦	141,762,666

	2016
	Fair value		Valuation technique	Inputs	Unobservable inputs
	(In millions of Korean won)
Financial assets
Cash and due from financial institutions		￦1,862,664	DCF Model	Credit spread, Other spread, Interest rates	Credit spread, Other spread
Loans		265,144,250	DCF Model	Credit spread, Other spread, Prepayment rate, Interest rates	Credit spread, Other spread, Prepayment rate

Total	￦	267,006,914

Financial liabilities
Deposits	￦	124,155,063	DCF Model	Other spread, Prepayment rate, Interest rates	Other spread, Prepayment rate
Debts		24,802,785	DCF Model	Other spread, Interest rates	Other spread
Debentures		1,939,712	DCF Model	Other spread, Implied default probability, Interest rates	Other spread, Implied default probability
Other financial liabilities		366,377	DCF Model	Other spread, Interest rates	Other spread

Total	￦	151,263,937

6.2 Level 3 of the Fair Value Hierarchy Disclosure

6.2.1 Valuation Policy and Process for Fair Value Measurement Categorized Within Level 3.

The Group uses external, independent and qualified professional valuer’s valuation to determine the fair value of the Group’s assets at the end of every reporting period.

Where a reclassification between the levels of the fair value hierarchy occurs for a financial asset or liability, the Group’s policy is to recognize such transfers as having occurred at the beginning of the reporting period.

6.2.2 Changes in Fair Value (Level 3) Measured Using Valuation Technique Based on Unobservable in Market

Details of changes in Level 3 of the fair value hierarchy for the years ended December 31, 2015 and 2016, are as follows:

	2015
	Financial assets at fair value through profit or loss		Financial investments		Financial liabilities at fair value through profit or loss		Net derivatives financial instruments
	Designated at fair value through profit or loss		Available-for-sale financial assets		Designated at fair value through profit or loss		Derivatives held for trading		Derivatives held for hedging
	(In millions of Korean won)
Beginning balance	￦	502,168	￦	1,801,339	￦	(982,426)	￦	41,817	￦	(2,021)
Total gains or losses
—Profit or loss		(20,642)		122,603		111,684		(82,343)		2,735
—Other comprehensive income		—		(25,788)		—		—		—
Purchases		686,475		526,780		—		3,429		—
Sales		(781,163)		(528,170)		—		(11,764)		—
Issues		—		—		(2,299,289)		(16,345)		—
Settlements		—		—		1,350,652		(23,836)		—
Transfers into Level 3[1]		—		24,099		—		—		—
Transfers out of Level 3[1]		—		(32,424)		—		—		—

Ending balance	￦	386,838	￦	1,888,439	￦	(1,819,379)	￦	(89,042)	￦	714

	2016
	Financial assets at fair value through profit or loss		Financial investments		Financial liabilities at fair value through profit or loss		Net derivatives financial instruments
	Designated at fair value through profit or loss		Available-for-sale financial assets		Designated at fair value through profit or loss		Derivatives held for trading		Derivatives held for hedging
	(In millions of Korean won)
Beginning balance	￦	386,838	￦	1,888,439	￦	(1,819,379)	￦	(89,042)	￦	714
Total gains or losses
—Profit or loss		62,717		(12,038)		(382,798)		25,649		676
—Other comprehensive income		—		86,320		—		—		—
Purchases		278,743		744,221		—		33,664		—
Sales		(345,846)		(288,082)		—		(178,670)		—
Issues		—		—		(4,085,714)		(26,049)		—
Settlements		(118,913)		—		4,182,978		282,671		(113)
Transfers into Level 3[1]		—		—		—		8,815		—
Transfers out of Level 3[1]		(337,217)		(24,816)		2,388,485		(72,571)		—
Business combination		836,950		678,248		(8,080,711)		(49,377)		—

Ending balance	￦	763,272	￦	3,072,292	￦	(7,797,139)	￦	(64,910)	￦	1,277

[1]	The Changes in levels for the financial instruments occurred due to the change in the availability of observable market data.

In relation to changes in Level 3 of the fair value hierarchy, total gains or losses recognized in profit or loss for the period, and total gains or losses for the period included in profit or loss for financial instruments held at the end of the reporting period in the statements of comprehensive income for the years ended December 31, 2014, 2015 and 2016, are as follows:

	2014
	Net income(loss) from financial investments at fair value through profit or loss		Other operating income(loss)		Net interest income
	(In millions of Korean won)
Total gains or losses included in profit or loss for the period	￦	12,242	￦	(124,559)	￦	81
Total gains or losses for the period included in profit or loss for financial instruments held at the end of the reporting period		35,573		(119,657)		81

	2015
	Net income(loss) from financial investments at fair value through profit or loss		Other operating income(loss)		Net interest income
	(In millions of Korean won)
Total gains or losses included in profit or loss for the period	￦	8,699	￦	125,331	￦	7
Total gains or losses for the period included in profit or loss for financial instruments held at the end of the reporting period		30,926		(24,143)		7

	2016
	Net income(loss) from financial investments at fair value through profit or loss		Other operating income(loss)		Net interest income
	(In millions of Korean won)
Total gains or losses included in profit or loss for the period	￦	(294,432)	￦	(11,375)	￦	13
Total gains or losses for the period included in profit or loss for financial instruments held at the end of the reporting period		(89,797)		(15,306)		—

6.2.3 Sensitivity Analysis of Changes in Unobservable Inputs

Information about fair value measurements using unobservable inputs as of December 31, 2015 and 2016, are as follows:

	2015
	Fair value	Valuation technique	Inputs	Unobservable inputs	Range of unobservable inputs(%)	Relationship of unobservable inputs to fair value
	(In millions of Korean won)
Financial assets
Financial assets designated at fair value through profit or loss

Derivative-linked securities	￦ 386,838	Monte Carlo Simulation, Closed Form, Hull and White Model, Black-Scholes Model, Gaussian 1 factor model	Price of the underlying asset, Interest rates, Dividend yield, Volatility of the underlying asset, Correlation between underlying asset	Volatility of the underlying asset	0.65~70.06	The higher the volatility, the higher the fair value fluctuation
				Correlation between underlying asset	-14.20~89.98	The higher the correlation, the higher the fair value fluctuation

Derivatives held for trading
Stock and index	43,948	DCF Model, Closed Form, Monte Carlo Simulation, Tree Model, Black-Scholes Model	Price of the underlying asset, Interest rates, Dividend yield, Volatility of the underlying asset, Correlation between underlying asset	Volatility of the underlying asset	5.60~49.65	The higher the volatility, the higher the fair value fluctuation
				Correlation between underlying asset	6.80~51.07	The higher the correlation, the higher the fair value fluctuation

Currency, Interest rate and others	238	DCF Model, Hull and White Model, Closed Form, Monte Carlo Simulation	Interest rates, Foreign exchange rate, Loss given default, Stock price, Volatility of stock price, Price of the underlying asset, Volatility of underlying asset, Correlation between underlying asset	Loss given default	5.56~100.00	The higher the loss given default, the lower the fair value
				Volatility of the stock price	40.02	The higher the volatility, the higher the fair value fluctuation
				Volatility of the interest rate	0.45	The higher the volatility, the higher the fair value fluctuation
				Volatility of underlying asset	13.80~46.56	The higher the volatility, the higher the fair value fluctuation
				Correlation between underlying asset	3.42~89.98	The higher the correlation, the higher the fair value fluctuation

Derivatives held for hedging
Interest rate	1,211	DCF Model, Closed Form, FDM, Monte Carlo Simulation	Price of the underlying asset, Interest rates, Volatility of the underlying asset	Volatility of the underlying asset	5.96	The higher the volatility, the higher the fair value fluctuation

	2015
	Fair value		Valuation technique	Inputs	Unobservable inputs	Range of unobservable inputs(%)	Relationship of unobservable inputs to fair value
	(In millions of Korean won)
Available-for-sale financial assets
Debt securities		424	DCF Model	Discount rate	Discount rate	6.05	The lower the discount rate, the higher the fair value
Equity securities		1,888,015	DCF Model, Comparable Company Analysis, Adjusted discount rate method, Net asset value method, Dividend discount model, Hull and White model, Discounted cash flows to equity	Growth rate, Discount rate, Volatility of the interest rate, Liquidation value, Recovery rate of receivables’ acquisition cost	Growth rate	0.00~3.00	The higher the growth rate, the higher the fair value
					Discount rate	1.72~20.65	The lower the discount rate, the higher the fair value
					Volatility of the interest rate	24.90~27.20	The higher the volatility, the higher the fair value fluctuation
					Liquidation value	0.00	The higher the liquidation value, the higher the fair value
					Recovery rate of receivables’ acquisition cost	155.83	The higher the recovery rate of receivables’ acquisition cost, the higher the fair value

Total	￦	2,320,674

Financial liabilities
Financial liabilities designated at fair value through profit or loss
Derivative-linked securities	￦	1,819,379	Closed Form, Monte Carlo Simulation, Hull and White model, Black-Scholes model, Gaussian 1 factor model	Price of the underlying asset, Interest rates, Dividend yield, Volatility of the underlying asset, Correlation between underlying asset	Volatility of the underlying asset	0.65~70.06	The higher the volatility, the higher the fair value fluctuation
					Correlation between underlying asset	-14.20~89.98	The higher the correlation, the higher the fair value fluctuation

Derivatives held for trading
Stock and index		124,379	DCF Model, Closed Form, FDM, Monte Carlo Simulation	Price of the underlying asset, Interest rates, Volatility of the underlying asset, Correlation between underlying asset, Dividend yield	Volatility of the underlying asset	15.68~70.06	The higher the volatility, the higher the fair value fluctuation
					Correlation between underlying asset	11.96~51.07	The higher the correlation, the higher the fair value fluctuation

	2015
	Fair value	Valuation technique	Inputs	Unobservable inputs	Range of unobservable inputs(%)	Relationship of unobservable inputs to fair value
	(In millions of Korean won)
Others	8,849	DCF Model, Closed Form, Monte Carlo Simulation, Hull and White model	Stock price, Interest rates, Volatility of the stock price, Volatility of the underlying assets, Correlation between underlying asset, Dividend yield	Volatility of the stock price	40.02	The higher the volatility, the higher the fair value fluctuation
				Volatility of the interest rate	0.45~27.20	The higher the volatility, the higher the fair value fluctuation
				Volatility of underlying asset	13.80~46.56	The higher the volatility, the higher the fair value fluctuation
				Correlation between underlying asset	3.42~89.98	The higher the correlation, the higher the fair value fluctuation
Derivatives held for hedging
Interest rate	497	DCF Model, Closed Form, FDM, Monte Carlo Simulation	Price of the underlying asset, Interest rates, Volatility of the underlying asset	Volatility of the underlying asset	3.93	The higher the volatility, the higher the fair value fluctuation

Total	￦ 1,953,104

	2016
	Fair value	Valuation technique	Inputs	Unobservable inputs	Range of unobservable inputs(%)	Relationship of unobservable inputs to fair value
	(In millions of Korean won)
Financial assets
Financial assets designated at fair value through profit or loss

Debt securities	￦ 94,069	Black-Scholes Model	Price of the underlying asset, Interest rates, Dividend yield	Volatility of the underlying asset	10.51 ~ 27.70	The higher the volatility, the higher the fair value fluctuation
Equity securities	65,591	Black-Scholes Model	Price of the underlying asset, Interest rates, Dividend yield	Volatility of the underlying asset	10.51 ~ 30.97	The higher the volatility, the higher the fair value fluctuation
Derivative-linked securities	603,612	DCF Model, Closed Form, FDM, Monte Carlo Simulation, Hull and White Model, Black-Scholes Model

Price of the underlying asset, Interest rates, Dividend yield, Volatility of the underlying asset, Correlation between underlying asset, Discount rate, Loss given default, Volatility of the interest rate

				Volatility of the underlying asset	15.00 ~ 49.00	The higher the volatility, the higher the fair value fluctuation
				Correlation between underlying asset	4.00 ~ 73.07	The higher the correlation, the higher the fair value fluctuation

	2016
	Fair value	Valuation technique	Inputs	Unobservable inputs	Range of unobservable inputs(%)	Relationship of unobservable inputs to fair value
	(In millions of Korean won)
Derivatives held for trading
Stock and index	124,888	DCF Model, Closed Form, Monte Carlo Simulation, Hull and White Model, Black-Scholes Model, Tree Model	Price of the underlying asset, Interest rates, Dividend yield, Volatility of the underlying asset, Correlation between underlying asset	Volatility of the underlying asset	5.60~55.00	The higher the volatility, the higher the fair value fluctuation
				Correlation between underlying asset	4.00~69.00	The higher the correlation, the higher the fair value fluctuation
Currency, interest rate and others	12,048	DCF Model, Hull and White Model, Closed Form, Monte Carlo Simulation, Tree Model

Interest rates, Foreign exchange rate, Loss given default, Stock price, Volatility of the stock price, Volatility of the interest rate, Price of the underlying asset, Volatility of the underlying asset, Correlation between underlying asset, Discount rate, Dividend yield,

				Loss given default	0.80~0.84	The higher the loss given default, the lower the fair value
				Volatility of the stock price	14.82~30.97	The higher the volatility, the higher the fair value fluctuation
				Volatility of the interest rate	0.57	The higher the volatility, the higher the fair value fluctuation
				Volatility of the underlying asset	18.00~59.00	The higher the volatility, the higher the fair value fluctuation
				Correlation between underlying asset	-5.00~47.00	The higher the correlation, the higher the fair value fluctuation

Derivatives held for hedging
Interest rate	1,463	DCF Model, Closed Form, FDM, Monte Carlo Simulation, Tree Model	Price of the underlying asset, Interest rates, Volatility of the underlying asset	Volatility of the underlying asset	5.04	The higher the volatility, the higher the fair value fluctuation
Available-for-sale financial assets Debt securities	10,251	DCF Model	Discount rate	Discount rate	6.55	The lower the discount rate, the higher the fair value
Equity securities	3,062,041	DCF Model, Comparable Company Analysis, Adjusted discount rate method, Net asset value method, Dividend discount model, Hull and White model, Discounted cash flows to equity, Income approach	Growth rate, Discount rate, Dividend yield, Volatility of the interest rate, Liquidation value, Recovery rate of receivables’ acquisition cost	Growth rate	0.00~1.00	The higher the growth rate, the higher the fair value
				Discount rate	1.49~22.01	The lower the discount rate, the higher the fair value
				Liquidation value	0.00	The higher the liquidation value, the higher the fair value
				Recovery rate of receivables’ acquisition cost	155.83	The higher the recovery rate of receivables’ acquisition cost, the higher the fair value

Total	￦ 3,973,963

	2016
	Fair value		Valuation technique	Inputs	Unobservable inputs	Range of unobservable inputs(%)	Relationship of unobservable inputs to fair value
	(In millions of Korean won)
Financial liabilities
Financial liabilities designated at fair value through profit or loss
Derivative-linked securities	￦	7,797,139	DCF Model, Closed Form, FDM, Monte Carlo Simulation, Hull and White Model, Black Scholes-Model	Price of the underlying asset, Interest rates, Dividend yield, Volatility of the underlying asset, Correlation between underlying asset	Volatility of the underlying asset	1.00~49.00	The higher the volatility, the higher the fair value fluctuation
					Correlation between underlying asset	-5.00~77.00	The higher the correlation, the higher the fair value fluctuation

Derivatives held for trading
Stock and index		153,419	DCF Model, Closed Form, FDM, Monte Carlo Simulation	Price of the underlying asset, Interest rates, Volatility of the underlying asset, Correlation between underlying asset, Dividend yield	Volatility of the underlying asset	17.00~43.00	The higher the volatility, the higher the fair value fluctuation
					Correlation between underlying asset	4.00~59.00	The higher the correlation, the higher the fair value fluctuation
Others		48,427	DCF Model, Closed Form, Monte Carlo Simulation, Hull and White Model, Tree Model	Stock price, Interest rates, Volatility of the stock price, Volatility of the interest rate, Volatility of the underlying asset, Correlation between underlying asset, Dividend yield, Discount rate	Volatility of the stock price	14.82	The higher the volatility, the higher the fair value fluctuation
					Volatility of the interest rate	0.57~37.15	The higher the volatility, the higher the fair value fluctuation
					Discount rate	2.09	The lower the discount rate, the higher the fair value
					Volatility of the underlying asset	18.00~30.15	The higher the volatility, the higher the fair value fluctuation
					Correlation between underlying asset	-5.00~47.00	The higher the correlation, the higher the fair value fluctuation

Derivatives held for hedging
Interest rate		186	DCF Model, Closed Form, FDM, Monte Carlo Simulation, Tree Model	Price of the underlying asset, Interest rates, Volatility of the underlying asset	Volatility of the underlying asset	2.74	The higher the volatility, the higher the fair value fluctuation

Total	￦	7,999,171

Sensitivity analysis of changes in unobservable inputs

Sensitivity analysis of financial instruments is performed to measure favorable and unfavorable changes in the fair value of financial instruments which are affected by the unobservable parameters, using a statistical technique. When the fair value is affected by more than two input parameters, the amounts represent the most favorable or most unfavorable. Level 3 financial instruments subject to sensitivity analysis are equity-related derivatives, currency-related derivatives and interest rate-related derivatives whose fair value changes are recognized in profit or loss as well as debt securities and unlisted equity securities (including private equity funds) whose fair value changes are recognized in profit or loss or other comprehensive income.

The results of the sensitivity analysis from changes in inputs are as follows:

	2015
	Recognition in profit or loss				Other comprehensive income
	Favorable changes		Unfavorable changes		Favorable changes		Unfavorable changes
	(In millions of Korean won)
Financial assets
Financial assets designated at fair value through profit or loss
Derivative-linked securities[1]	￦	9,211	￦	(11,642)	￦	—	￦	—
Derivatives held for trading[2]		2,800		(3,891)		—		—
Derivatives held for hedging[2]		81		(71)		—		—
Available-for-sale financial assets
Debt securities[3]		—		—		20		(19)
Equity securities[4]		—		—		189,271		(88,066)

Total	￦	12,092	￦	(15,604)	￦	189,291	￦	(88,085)

Financial liabilities
Financial liabilities designated at fair value through profit or loss[1]	￦	57,529	￦	(41,499)	￦	—	￦	—
Derivatives held for trading[2]		30,011		(43,272)		—		—
Derivatives held for hedging[2]		17		(16)		—		—

Total	￦	87,557	￦	(84,787)	￦	—	￦	—

	2016
	Recognition in profit or loss				Other comprehensive income
	Favorable changes		Unfavorable changes		Favorable changes		Unfavorable changes
	(In millions of Korean won)
Financial assets
Financial assets designated at fair value through profit or loss[1]
Debt securities	￦	1,029	￦	(866)	￦	—	￦	—
Equity securities		840		(521)		—		—
Derivative-linked securities		5,666		(5,463)		—		—
Derivatives held for trading[2]		28,334		(29,486)		—		—
Derivatives held for hedging[2]		9		(6)		—		—
Available-for-sale financial assets
Debt securities[3]		—		—		69		(45)
Equity securities[4]		—		—		168,225		(87,529)

Total	￦	35,878	￦	(36,342)	￦	168,294	￦	(87,574)

Financial liabilities
Financial liabilities designated at fair value through profit or loss[1]	￦	97,429	￦	(97,571)	￦	—	￦	—
Derivatives held for trading[2]		31,759		(33,715)		—		—
Derivatives held for hedging[2]		3		(3)		—		—

Total	￦	129,191	￦	(131,289)	￦	—	￦	—

[1]	For financial assets designated at fair value through profit or loss, the changes in fair value are calculated by shifting principal unobservable input parameters such Volatility of the underlying asset or Correlation between underlying asset by ± 10%.
[2]	For stock and index-related derivatives, the changes in fair value are calculated by shifting principal unobservable input parameters such as the correlation of rates of return on stocks and the volatility of the underlying asset by ± 10%. For currency-related derivatives, the changes in fair value are calculated by shifting the unobservable input parameters, such as the loss given default ratio by ± 1%. For interest rate-related derivatives, the correlation of the interest rates or the volatility of the underlying asset is shifted by ± 10% to calculate the fair value changes.
[3]	For debt securities, the changes in fair value are calculated by shifting principal unobservable input parameters; such as, discount rate by ± 1%.
[4]	For equity securities, the changes in fair value are calculated by shifting principal unobservable input parameters such as correlation between growth rate (0~0.5%) and discount rate, liquidation value (-1~1%) and discount rate, or recovery rate of receivables’ acquisition cost (-1~1%). Sensitivity of fair values to unobservable parameters of private equity fund is practically impossible, but in the case of equity fund composed of real estates, the changes in fair value are calculated by shifting correlation between discount rate (-1~1%) and volatilities of real estate price (-1~1%).
6.2.4 Day One Gain or Loss

If the Group uses a valuation technique that incorporates data not obtained from observable markets for the fair value at initial recognition of financial instruments, there could be a difference between the transaction price and the amount determined using that valuation technique. In these circumstances, the fair value of financial instruments is recognized as the transaction price, and the difference is deferred and not recognized in profit or loss, and is amortized by using the straight-line method over the life of the financial instrument. When the fair value of the financial instruments is subsequently determined using observable market inputs, the remaining deferred amount is recognized in profit or loss.

The aggregate difference yet to be recognized in profit or loss at the beginning and end of the period and a reconciliation of changes in the balance of this difference for the years ended December 31, 2015 and 2016, are as follows:

	2015		2016
	(In millions of Korean won)
Balance at the beginning of the period	￦	1,376	￦	4,055
New transactions and others		5,400		37,819
Changes during the period		(2,721)		(2,841)

Balance at the end of the year	￦	4,055	￦	39,033

6.3 Carrying Amounts of Financial Instruments by Category

Financial assets and liabilities are measured at fair value or amortized cost. Measurement policies for each class of financial assets and liabilities are disclosed in Note 3, ‘Significant accounting policies’.

The carrying amounts of financial assets and liabilities by category as of December 31, 2015 and 2016, are as follows:

	2015
	Financial assets at fair value through profit or loss
	Held for trading		Designated at fair value through profit or loss		Loans and receivables		Available- for-sale financial assets		Held-to- Maturity financial assets		Derivatives held for hedging		Total
	(In millions of Korean won)
Financial assets
Cash and due from financial institutions	￦	—	￦	—	￦	16,316,066	￦	—	￦	—	￦	—	￦	16,316,066
Financial assets at fair value through profit or loss		10,035,096		1,138,968		—		—		—		—		11,174,064
Derivatives		2,165,971		—		—		—		—		112,141		2,278,112
Loans		—		—		245,005,370		—		—		—		245,005,370
Financial investments		—		—		—		24,987,231		14,149,528		—		39,136,759
Other financial assets		—		—		7,907,940		—		—		—		7,907,940

Total	￦	12,201,067	￦	1,138,968	￦	269,229,376	￦	24,987,231	￦	14,149,528	￦	112,141	￦	321,818,311

	2015
	Financial liabilities at fair value through profit or loss
	Held for trading		Designated at fair value through profit or loss		Financial liabilities at amortized cost		Derivatives held for hedging		Total
	(In millions of Korean won)
Financial liabilities
Financial liabilities at fair value through profit or loss	￦	586,923	￦	2,387,681	￦	—	￦	—	￦	2,974,604
Derivatives		2,282,794		—		—		42,962		2,325,756
Deposits		—		—		224,268,185		—		224,268,185
Debts		—		—		16,240,743		—		16,240,743
Debentures		—		—		32,600,603		—		32,600,603
Other financial liabilities		—		—		12,278,613		—		12,278,613

Total	￦	2,869,717	￦	2,387,681	￦	285,388,144	￦	42,962	￦	290,688,504

	2016
	Financial assets at fair value through profit or loss
	Held for trading		Designated at fair value through profit or loss		Loans and receivables		Available- for-sale financial assets		Held-to- Maturity financial assets		Derivatives held for hedging		Total
	(In millions of Korean won)
Financial assets
Cash and due from financial institutions	￦	—	￦	—	￦	17,884,863	￦	—	￦	—	￦	—	￦	17,884,863
Financial assets at fair value through profit or loss		26,099,518		1,758,846		—		—		—		—		27,858,364
Derivatives		3,298,328		—		—		—		—		83,607		3,381,935
Loans		—		—		265,486,134		—		—		—		265,486,134
Financial investments		—		—		—		33,970,293		11,177,504		—		45,147,797
Other financial assets		—		—		7,322,335		—		—		—		7,322,335

Total	￦	29,397,846	￦	1,758,846	￦	290,693,332	￦	33,970,293	￦	11,177,504	￦	83,607	￦	367,081,428

	2016
	Financial liabilities at fair value through profit or loss
	Held for trading		Designated at fair value through profit or loss		Financial liabilities at amortized cost		Derivatives held for hedging		Total
	(In millions of Korean won)
Financial liabilities
Financial liabilities at fair value through profit or loss	￦	1,143,510	￦	10,979,326	￦	—	￦	—	￦	12,122,836
Derivatives		3,717,819		—		—		89,309		3,807,128
Deposits		—		—		239,729,695		—		239,729,695
Debts		—		—		26,251,486		—		26,251,486
Debentures		—		—		34,992,057		—		34,992,057
Other financial liabilities		—		—		16,286,578		—		16,286,578

Total	￦	4,861,329	￦	10,979,326	￦	317,259,816	￦	89,309	￦	333,189,780

6.4 Transfer of Financial Assets

Transferred financial assets that are derecognized in their entirety.

The Group transferred loans and other financial assets that are derecognized in their entirety to SPEs, while the maximum exposure to loss (carrying amount) from its continuing involvement in the derecognized financial assets as of December 31, 2015 and 2016, are as follows:

	2015
	Type of continuing involvement	Classification of financial instruments	Carrying amount of continuing involvement in statement of financial position		Fair value of continuing involvement
			(In millions of Korean won)
EAK ABS Co., Ltd.	Subordinate debt	Available-for-sale financial assets	￦	48	￦	48
AP ABS First Co., Ltd.	Subordinate debt	Available-for-sale financial assets		10,335		10,335
Discovery ABS First Co., Ltd.	Subordinate debt	Available-for-sale financial assets		10,448		10,448
EAK ABS Second Co., Ltd.	Subordinate debt	Available-for-sale financial assets		22,359		22,359
FK1411 Co., Ltd.	Subordinate debt	Available-for-sale financial assets		41,810		41,810
AP 3B ABS Ltd.[1]	Senior debt	Loans and receivables		11,496		11,548
	Subordinated debt	Available-for-sale financial assets		27,377		27,377

		Total	￦	123,873	￦	123,925

[1]	Recognized net gain from transferring loans to the SPEs amounts to ￦10,639 million.
[2]	In addition to the above, the recovered portion in excess of the consideration paid attributable to adjustments based on the agreement with the National Happiness Fund for non-performing loans amounts to ￦4,181 million as of December 31, 2015.

	2016
	Type of continuing involvement	Classification of financial instruments	Carrying amount of continuing involvement in statement of financial position		Fair value of continuing involvement
			(In millions of Korean won)
EAK ABS Co., Ltd.	Subordinate debt	Available-for-sale financial assets	￦	7	￦	7
AP ABS First Co., Ltd.	Subordinate debt	Available-for-sale financial assets		1,393		1,393
Discovery ABS First Co., Ltd.	Subordinate debt	Available-for-sale financial assets		6,876		6,876
EAK ABS Second Co., Ltd.	Subordinate debt	Available-for-sale financial assets		12,302		12,302
FK1411 Co., Ltd.	Subordinate debt	Available-for-sale financial assets		15,212		15,212
AP 3B ABS Ltd.	Subordinate debt	Available-for-sale financial assets		14,374		14,374
AP 4D ABS Ltd.[1]	Senior debt	Loans and receivables		13,626		13,689
	Subordinated debt	Available-for-sale financial assets		14,450		14,450

		Total	￦	78,240	￦	78,303

[1]	Recognized net gain from transferring loans to the SPEs amounts to ￦6,705 million.
[2]	In addition to the above, the recovered portion in excess of the consideration paid attributable to adjustments based on the agreement with the National Happiness Fund for non-performing loans amounts to ￦4,394 million as of December 31, 2016.

Transferred financial assets that are not derecognized in their entirety

The Group securitized the loans and issued the asset-backed debentures. The senior debentures and related securitized assets as of December 31, 2015 and 2016, are as follows:

	2015
	Carrying amount of underlying assets		Carrying amount of senior debentures
	(In millions of Korean won)
KB Kookmin Card Second Securitization Co., Ltd.[1]	￦	604,791	￦	350,097
Wise Mobile First Securitization Specialty[2]		13,340		—
Wise Mobile Second Securitization Specialty[2]		14,225		—
Wise Mobile Third Securitization Specialty[2]		25,330		14,000
Wise Mobile Fourth Securitization Specialty[2]		15,857		9,999
Wise Mobile Fifth Securitization Specialty[2]		41,680		29,996
Wise Mobile Sixth Securitization Specialty[2]		61,425		49,991
Wise Mobile Seventh Securitization Specialty[2]		69,451		59,987
Wise Mobile Eighth Securitization Specialty[2]		70,393		59,984
Wise Mobile Ninth Securitization Specialty[2]		55,438		49,983
Wise Mobile Tenth Securitization Specialty[2]		86,552		79,971
Wise Mobile Eleventh Securitization Specialty[2]		95,652		89,958
Wise Mobile Twelfth Securitization Specialty[2]		115,496		109,938
Wise Mobile Thirteenth Securitization Specialty[2]		144,636		139,913
Wise Mobile Fourteenth Securitization Specialty[2]		204,787		199,855
Wise Mobile Fifteenth Securitization Specialty[2]		200,324		199,831
Wise Mobile Sixteenth Securitization Specialty[2]		269,526		269,737
Wise Mobile Seventeenth Securitization Specialty[2]		273,459		274,693
Wise Mobile Eighteenth Securitization Specialty[2]		199,233		199,690

Total	￦	2,561,595	￦	2,187,623

	2016
	Carrying amount of underlying assets		Carrying amount of senior debentures
	(In millions of Korean won)
KB Kookmin Card Second Securitization Co., Ltd.[1]	￦	605,958	￦	361,769
Wise Mobile Eighth Securitization Specialty[2]		11,209		—
Wise Mobile Ninth Securitization Specialty[2]		6,027		—
Wise Mobile Tenth Securitization Specialty[2]		17,485		9,999
Wise Mobile Eleventh Securitization Specialty[2]		16,830		9,998
Wise Mobile Twelfth Securitization Specialty[2]		27,107		19,995
Wise Mobile Thirteenth Securitization Specialty[2]		31,873		24,996
Wise Mobile Fourteenth Securitization Specialty[2]		52,583		44,991
Wise Mobile Fifteenth Securitization Specialty[2]		68,270		64,983
Wise Mobile Sixteenth Securitization Specialty[2]		114,213		109,966
Wise Mobile Seventeenth Securitization Specialty[2]		118,767		114,955
Wise Mobile Eighteenth Securitization Specialty[2]		97,910		94,950

Total	￦	1,168,232	￦	856,602

[1]	The Company has an obligation to early redeem the asset-backed debentures upon occurrence of an event specified in the agreement such as when the outstanding balance of the eligible asset-backed securitization (ABS), a trust-type ABS, is below the solvency margin ratio(minimum rate: 104.5%) of the beneficiary interest in the trust. In addition, the Company can entrust additional eligible card transaction accounts and deposits. To avoid such early redemption, the Company entrusts accounts and deposits in addition to the previously entrusted card accounts. Accordingly, as asset-backed debenture holders’ recourse is not limited to the underlying assets, the fair value is not disclosed.
[2]	According to the liquidity facility agreement entered between the Special Purpose Companies (SPC) and Woori Bank and NH Bank, if the senior debentures cannot be redeemed by the underlying assets, the senior debentures should be redeemed by borrowings from the liquidity facilities. Accordingly, as senior debenture holders’ recourse is not limited to the underlying assets, the fair value is not disclosed.

The Group transferred the shares of Hyundai Elevator Co., Ltd. to Natixis bank for ￦46,364 million and entered into Total Return Swap contract. In accordance with the agreement, if the stock price of the transferred asset changes, the risk is attributed to the Group first. Details of transferred financial assets as of December 31, 2016, are as follows:

	2016
	Carrying amount of transferred assets		Carrying amount of related liabilities
	(In millions of Korean won)
Available-for-sale financial assets	￦	45,683	￦	46,364

Total	￦	45,683	￦	46,364

Securities under repurchase agreements and loaned securities

The Group continues to recognize the financial assets related to repurchase agreements and securities lending transactions on the statements of financial position since those transactions are not qualified for derecognition even though the Group transfers the financial assets. A financial asset is sold under a repurchase agreement to repurchase the same asset at a fixed price, or loaned under a securities lending agreement to be returned as the same asset. Thus, the Group retains substantially all the risks and rewards of ownership of the financial asset. The amounts of transferred assets and related liabilities as of December 31, 2015 and 2016, are as follows:

	2015
	Carrying amount of transferred assets		Carrying amount of related liabilities
	(In millions of Korean won)
Repurchase agreements	￦	1,938,091	￦	1,817,754
Loaned securities
Government bond		200,389		—
Stock		313		—
Others		20,091		—

Total	￦	2,158,884	￦	1,817,754

	2016
	Carrying amount of transferred assets		Carrying amount of related liabilities
	(In millions of Korean won)
Repurchase agreements	￦	9,302,087	￦	8,815,027
Loaned securities
Government bond		108,062		—
Stock		552,872		—
Others		16,250		—

Total	￦	9,979,271	￦	8,815,027

6.5 Offsetting Financial Assets and Financial Liabilities

The Group enters into International Swaps and Derivatives Association (“ISDA”) master netting agreements and other similar arrangements with the Group’s derivative and spot exchange counterparties. Similar netting agreements are also entered into with the Group’s reverse repurchase, securities and others. Pursuant to these agreements, in the event of default by one party, contracts are to be terminated and receivables and payables are to be offset. Further, as the law allows for the right to offset, domestic uncollected receivables balances and domestic accrued liabilities balances are shown in its net settlement balance in the consolidated statement of financial position.

Details of financial assets subject to offsetting, enforceable master netting arrangements or similar agreement as of December 31, 2015 and 2016, are as follows:

	2015
	Gross assets		Gross liabilities offset		Net amounts presented in the statement of financial position		Non-offsetting amount				Net amount
							Financial instruments		Cash collateral
	(In millions of Korean won)
Derivatives held for trading	￦	2,117,556	￦	—	￦	2,117,556	￦	(1,611,788)	￦	(22,221)	￦	483,547
Derivatives held for hedging		111,341		—		111,341		(15,650)		—		95,691
Receivable spot exchange		2,841,945		—		2,841,945		(2,840,480)		—		1,465
Reverse repurchase agreements		2,028,200		—		2,028,200		(2,028,200)		—		—
Domestic exchange settlement debits		20,124,480		(17,986,079)		2,138,401		—		—		2,138,401
Other financial instruments		599,259		(473,983)		125,276		—		—		125,276

Total	￦	27,822,781	￦	(18,460,062)	￦	9,362,719	￦	(6,496,118)	￦	(22,221)	￦	2,844,380

	2016
	Gross assets		Gross liabilities offset		Net amounts presented in the statement of financial position		Non-offsetting amount				Net amount
							Financial instruments		Cash collateral
	(In millions of Korean won)
Derivatives held for trading	￦	3,800,978	￦	—	￦	3,800,978	￦	(2,390,096)	￦	(2,711)	￦	1,408,171
Derivatives held for hedging		80,718		—		80,718		(10,980)		—		69,738
Receivable spot exchange		2,557,424		—		2,557,424		(2,555,485)		—		1,939
Reverse repurchase agreements		2,926,515		—		2,926,515		(2,926,515)		—		—
Domestic exchange settlement debits		19,854,611		(19,323,418)		531,193		—		—		531,193
Other financial instruments		1,055,379		(829,137)		226,242		(7,222)		—		219,020

Total	￦	30,275,625	￦	(20,152,555)	￦	10,123,070	￦	(7,890,298)	￦	(2,711)	￦	2,230,061

Details of financial liabilities subject to offsetting, enforceable master netting arrangements or similar agreement as of December 31, 2015 and 2016, are as follows:

	2015
	Gross liabilities		Gross assets offset		Net amounts presented in the statement of financial position		Non-offsetting amount				Net amount
							Financial instruments		Cash collateral
	(In millions of Korean won)
Derivatives held for trading	￦	2,288,296	￦	—	￦	2,288,296	￦	(1,724,586)	￦	(4,632)	￦	559,078
Derivatives held for hedging		34,761		—		34,761		(14,417)		—		20,344
Payable spot exchange		2,842,407		—		2,842,407		(2,840,480)		—		1,927
Repurchase agreements[1]		1,817,754		—		1,817,754		(1,817,754)		—		—
Securities borrowing agreements		517,458		—		517,458		(517,458)		—		—
Domestic exchange settlement credits		18,104,678		(17,986,079)		118,599		(118,599)		—		—
Other financial instruments		597,782		(473,983)		123,799		(53)		—		123,746

Total	￦	26,203,136	￦	(18,460,062)	￦	7,743,074	￦	(7,033,347)	￦	(4,632)	￦	705,095

	2016
	Gross liabilities		Gross asset offset		Net amounts presented in the statement of financial position		Non-offsetting amount				Net amount
							Financial instruments		Cash collateral
	(In millions of Korean won)
Derivatives held for trading	￦	4,622,729	￦	—	￦	4,622,729	￦	(3,005,000)	￦	(207,797)	￦	1,409,932
Derivatives held for hedging		88,506		—		88,506		(22,795)		(11,922)		53,789
Payable spot exchange		2,556,009		—		2,556,009		(2,555,485)		—		524
Repurchase agreements[1]		8,815,027		—		8,815,027		(8,815,027)		—		—
Securities borrowing agreements		1,063,056		—		1,063,056		(1,063,056)		—		—
Domestic exchange settlement credits		20,655,999		(19,323,418)		1,332,581		(1,332,503)		—		78
Other financial instruments		953,137		(829,137)		124,000		(7,252)		—		116,748

Total	￦	38,754,463	￦	(20,152,555)	￦	18,601,908	￦	(16,801,118)	￦	(219,719)	￦	1,581,071

[1]	Includes repurchase agreements sold to customers.

7. Due from Financial Institutions

Details of due from financial institutions as of December 31, 2015 and 2016, are as follows:

		Financial institutions	Interest rate(%)	2015		2016
				(In millions of Korean won)
Due from financial institutions in Korean won	Due from Bank of Korea	Bank of Korea	0.00~1.27	￦	6,376,961	￦	7,259,264
	Due from banks	Woori Bank and others	0.00~2.60		1,610,649		1,233,368
	Due from others	Kyobo Securities Co., Ltd. and others	0.00~2.07		3,406,289		3,276,913

		Sub-total			11,393,899		11,769,545

Due from financial institutions in foreign currencies	Due from banks in foreign currencies	Bank of Korea and others	—		1,211,342		2,025,373
	Time deposits in foreign currencies	Bank of Communications Seoul Branch and others	0.14~5.30		1,131,816		808,253
	Due from others	Bank of Japan and others	—		107,697		723,002

		Sub-total			2,450,855		3,556,628

		Total		￦	13,844,754	￦	15,326,173

Restricted cash from financial institutions as of December 31, 2015 and 2016, are as follows:

		Financial Institutions	2015		2016		Reason for restriction
			(In millions of Korean won)
Due from financial institutions in Korean won	Due from Bank of Korea	Bank of Korea	￦	6,376,961	￦	7,259,264	Bank of Korea Act
	Due from Banking institution	Woori Bank and others		96,708		209,676	Deposits related to securitization
	Due from others	The Korea Securities Finance Corporation and others		86,915		580,655	Market entry deposit and others

		Sub-total		6,560,584		8,049,595

Due from financial institutions in foreign currencies	Due from banks in foreign currencies	Bank of Korea and others		501,379		564,099	Bank of Korea Act and others
	Time deposit in foreign currencies	Sumitomo Mitsui New York and others		17,580		24,170	Bank Act of the State of New York
	Due from others	Samsung Futures Inc. and others		44,698		664,082	Derivatives margin account and others

		Sub-total		563,657		1,252,351

		Total	￦	7,124,241	￦	9,301,946

8. Assets pledged as collateral

Details of assets pledged as collateral as of December 31, 2015 and 2016, are as follows:

		2015
Assets pledged	Pledgee	Carrying amount		Reason of pledge
		(In millions of Korean won)
Due from financial institutions	Korea Federation of Savings Banks and others	￦	178,968	Borrowings from Bank and others
Financial assets held for trading	Korea Securities Depository and others		1,383,203	Repurchase agreements
	Korea Securities Depository and others		694,242	Securities borrowing transactions
	Samsung Futures Inc. and others		26,229	Derivatives transactions
	Others		560,346	Others

	Sub-total		2,664,020

Available-for-sale financial assets	Korea Securities Depository and others		481,937	Repurchase agreements
	Korea Securities Depository and others		124,980	Securities borrowing transactions
	Bank of Korea		594,020	Borrowings from Bank of Korea
	Bank of Korea		61,410	Settlement risk of Bank of Korea
	Samsung Futures Inc. and others		432,591	Derivatives transactions
	Others		217,826	Others

	Sub-total		1,912,764

Held-to-maturity financial assets	Korea Securities Depository and others		101,942	Repurchase agreements
	Bank of Korea		820,872	Borrowings from Bank of Korea
	Bank of Korea		922,733	Settlement risk of Bank of Korea
	Samsung Futures Inc. and others		200,625	Derivatives transactions
	Others		189,814	Others

	Sub-total		2,235,986

Mortgage loans	Others		1,745,823	Covered bond

	Total	￦	8,737,561

		2016
Assets pledged	Pledgee	Carrying amount		Reason of pledge
		(In millions of Korean won)
Due from financial institutions	Korea Federation of Savings Banks and others	￦	159,736	Borrowings from Bank and others
Financial assets held for trading	Korea Securities Depository and others		5,977,536	Repurchase agreements
	Korea Securities Depository and others		2,392,945	Securities borrowing transactions
	Korea Exchange, Inc. and others		2,170,588	Derivatives transactions

	Sub-total		10,541,069

Available-for-sale financial assets	Korea Securities Depository and others		3,314,106	Repurchase agreements
	Korea Securities Depository and others		193,028	Securities borrowing transactions
	Bank of Korea		490,297	Borrowings from Bank of Korea
	Bank of Korea		493,896	Settlement risk of Bank of Korea
	KEB Hana bank and others		1,084,500	Derivatives transactions
	Others		19,956	Others

	Sub-total		5,595,783

Held-to-maturity financial assets	Korea Securities Depository and others		44,988	Repurchase agreements
	Bank of Korea		1,251,011	Borrowings from Bank of Korea
	Bank of Korea		1,185,267	Settlement risk of Bank of Korea
	Samsung Futures Inc. and others		209,022	Derivatives transactions
	Others		296,632	Others

	Sub-total		2,986,920

Mortgage loans	Others		2,252,315	Covered bond

Real estate	Natixis Real Estate Capital LLC and others		791,873	Borrowings from Bank and others

	Total	￦	22,327,696

The fair values of collateral available to sell or repledge, and collateral sold or repledged, regardless of debtor’s default, as of December 31, 2015 and 2016, are as follows:

	2015
	Fair value of collateral held		Fair value of collateral sold or repledged		Total
	(In millions of Korean won)
Securities	￦	2,045,575	￦	—	￦	2,045,575

	2016
	Fair value of collateral held		Fair value of collateral sold or repledged		Total
	(In millions of Korean won)
Securities	￦	2,990,908	￦	—	￦	2,990,908

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

The Group provides and trades a range of derivatives products, including:

•	Interest rate swaps, relating to interest rate risks in Korean won

•	Cross-currency swaps, forwards and options relating to foreign exchange rate risks,

•	Stock price index options linked with the KOSPI index.

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

Details of derivative financial instruments held for trading as of December 31, 2015 and 2016, are as follows:

	2015
	Notional amount		Assets		Liabilities
	(In millions of Korean won)
Interest rate
Futures[1]	￦	1,412,251	￦	—	￦	—
Swaps		92,008,910		910,744		892,601
Options		5,874,500		73,724		133,087

Sub-total		99,295,661		984,468		1,025,688

Currency
Forwards		34,103,783		512,411		308,540
Futures[1]		606,297		150		44
Swaps		25,303,179		596,668		782,911
Options		373,241		2,197		3,526

Sub-total		60,386,500		1,111,426		1,095,021

Stock and index
Futures[1]		177,781		486		81
Swaps		1,297,420		9,690		122,188
Options		471,095		35,543		17,554

Sub-total		1,946,296		45,719		139,823

Credit
Swaps		600,000		13,408		13,413

Sub-total		600,000		13,408		13,413

Commodity
Futures[1]		2,885		31		—
Swaps		5,074		638		699

Sub-total		7,959		669		699

Other		793,200		10,281		8,150

Total	￦	163,029,616	￦	2,165,971	￦	2,282,794

	2016
	Notional amount		Assets		Liabilities
	(In millions of Korean won)
Interest rate
Futures[1]	￦	4,352,216	￦	130	￦	620
Swaps		138,697,962		695,474		676,887
Options		6,376,707		48,323		161,747

Sub-total		149,426,885		743,927		839,254

Currency
Forwards		58,662,586		1,343,953		1,206,539
Futures[1]		482,323		1,210		—
Swaps		30,929,704		756,936		919,549
Options		487,937		4,955		4,557

Sub-total		90,562,550		2,107,054		2,130,645

Stock and index
Futures[1]		823,202		9,438		170
Swaps		6,276,026		105,437		175,679
Options		10,641,997		259,896		511,218

Sub-total		17,741,225		374,771		687,067

Credit
Swaps		5,219,740		55,207		49,653

Sub-total		5,219,740		55,207		49,653

Commodity
Futures[1]		320		—		7
Swaps		12,240		766		4,765
Options		2,168		20		—

Sub-total		14,728		786		4,772

Other		1,145,195		16,583		6,428

Total	￦	264,110,323	￦	3,298,328	￦	3,717,819

[1]	A gain or loss from daily mark-to-market futures is reflected in the margin accounts.

Fair Value Hedge

Details of derivative instruments designated as fair value hedge as of December 31, 2015 and 2016, are as follows:

	2015
	Notional amount		Assets		Liabilities
	(In millions of Korean won)
Interest rate
Swaps	￦	3,108,538	￦	91,341	￦	21,461
Currency
Forwards		331,533		800		7,637
Other		140,000		1,211		497

Total	￦	3,580,071	￦	93,352	￦	29,595

	2016
	Notional amount		Assets		Liabilities
	(In millions of Korean won)
Interest rate
Swaps	￦	3,130,646	￦	48,424	￦	63,634
Currency
Forwards		433,831		1,912		17,454
Other		140,000		1,463		186

Total	￦	3,704,477	￦	51,799	￦	81,274

Gains and losses from fair value hedging instruments and hedged items attributable to the hedged risk for the years ended December 31, 2014, 2015 and 2016, are as follows:

	2014		2015		2016
	(In millions of Korean won)
Gains(losses) on hedging instruments	￦	(26,320)	￦	(47,491)	￦	(88,999)
Gains(losses) on the hedged items attributable to the hedged risk		42,393		48,265		91,167

Total	￦	16,073	￦	774	￦	2,168

Cash Flow Hedge

Details of derivative instruments designated as cash flow hedge as of December 31, 2015 and 2016, are as follows:

	2015
	Notional amount		Assets		Liabilities
	(In millions of Korean won)
Interest rate
Swaps	￦	498,000	￦	—	￦	13,367
Currency
Swaps		351,600		18,789		—

Total	￦	849,600	￦	18,789	￦	13,367

	2016
	Notional amount		Assets		Liabilities
	(In millions of Korean won)
Interest rate
Swaps	￦	1,078,000	￦	907	￦	8,035
Currency
Swaps		362,550		29,888		—

Total	￦	1,440,550	￦	30,795	￦	8,035

Gains and losses from cash flow hedging instruments and hedged items attributable to the hedged risk for the years ended December 31, 2014, 2015 and 2016, are as follows:

	2014		2015		2016
	(In millions of Korean won)
Gains(losses) on hedging instruments	￦	(8,289)	￦	24,047	￦	16,759
Gains(losses) on effectiveness (amount recognized in other comprehensive income)		(7,765)		23,368		16,238

Gains(losses) on ineffectiveness	￦	(524)	￦	679	￦	521

Amounts recognized in other comprehensive income and reclassified from equity to profit or loss for the years ended December 31, 2014, 2015 and 2016, are as follows:

	2014		2015		2016
	(In millions of Korean won)
Amount recognized in other comprehensive income	￦	(7,765)	￦	23,368	￦	16,238
Amount reclassified from equity to profit or loss		(5,426)		(22,118)		(10,447)
Tax effect		2,694		(525)		(1,488)

Total	￦	(10,497)	￦	725	￦	4,303

Hedge on Net Investments in Foreign Operations

Details of derivative instruments designated as fair value hedge as of December 31, 2015 and 2016, are as follows:

2015
	Notional amount		Assets		Liabilities
(In millions of Korean won)
Currency
Forwards	￦	—	￦	—	￦	—

	2016
	Notional amount		Assets		Liabilities
	(In millions of Korean won)
Currency
Forwards	￦	12,502	￦	1,013	￦	—

The effective portion of gain (loss) on hedging instruments recognized in other comprehensive income for the years ended December 31, 2015 and 2016, are as follows:

	2015		2016
	(In millions of Korean won)
Amount recognized in other comprehensive income	￦	(33,611)	￦	(9,360)
Tax effect		8,134		2,265

Amount recognized in other comprehensive income, net of tax	￦	(25,477)	￦	(7,095)

The fair value of non-derivative financial instruments designated as hedging instruments is as follows:

	2015		2016
	(In millions of Korean won)
Financial debentures in foreign currencies	￦	582,205	￦	199,478

10. Loans

Details of loans as of December 31, 2015 and 2016, are as follows:

	2015		2016
	(In millions of Korean won)
Loans	￦	246,911,148	￦	267,045,265
Deferred loan origination fees and costs		676,276		718,625
Less: Allowances for loan losses		(2,582,054)		(2,277,756)

Carrying amount	￦	245,005,370	￦	265,486,134

Details of loans for other banks as of December 31, 2015 and 2016, are as follows:

	2015		2016
	(In millions of Korean won)
Loans	￦	6,779,962	￦	5,542,989
Less: Allowances for loan losses		(39)		(66)

Carrying amount	￦	6,779,923	￦	5,542,923

Details of loan types and customer types of loans to customers, other than banks, as of December 31, 2015 and 2016, are as follows:

	2015
	Retail		Corporate		Credit card		Total
	(In millions of Korean won)
Loans in Korean won	￦	119,232,458	￦	93,544,200	￦	—	￦	212,776,658
Loans in foreign currencies		42,413		2,659,902		—		2,702,315
Domestic import usance bills		—		3,445,301		—		3,445,301
Off-shore funding loans		—		584,914		—		584,914
Call loans		—		198,045		—		198,045
Bills bought in Korean won		—		5,257		—		5,257
Bills bought in foreign currencies		—		2,812,217		—		2,812,217
Guarantee payments under payment guarantee		109		26,129		—		26,238
Credit card receivables in Korean won		—		—		12,131,776		12,131,776
Credit card receivables in foreign currencies		—		—		4,149		4,149
Reverse repurchase agreements		—		228,000		—		228,000
Privately placed bonds		—		822,037		—		822,037
Factored receivables		2,658,457		48,568		—		2,707,025
Lease receivables		1,149,352		61,054		—		1,210,406
Loans for installment credit		1,153,124		—		—		1,153,124

Sub-total		124,235,913		104,435,624		12,135,925		240,807,462

Proportion (%)		51.59		43.37		5.04		100.00
Less: Allowances		(491,352)		(1,692,313)		(398,350)		(2,582,015)

Total	￦	123,744,561	￦	102,743,311	￦	11,737,575	￦	238,225,447

	2016
	Retail		Corporate		Credit card		Total
	(In millions of Korean won)
Loans in Korean won	￦	130,381,597	￦	101,541,864	￦	—	￦	231,923,461
Loans in foreign currencies		72,329		2,685,932		—		2,758,261
Domestic import usance bills		—		2,962,676		—		2,962,676
Off-shore funding loans		—		559,915		—		559,915
Call loans		—		263,831		—		263,831
Bills bought in Korean won		—		5,568		—		5,568
Bills bought in foreign currencies		—		2,834,171		—		2,834,171
Guarantee payments under payment guarantee		172		11,327		—		11,499
Credit card receivables in Korean won		—		—		13,525,992		13,525,992
Credit card receivables in foreign currencies		—		—		4,251		4,251
Reverse repurchase agreements		—		1,244,200		—		1,244,200
Privately placed bonds		—		1,468,179		—		1,468,179
Factored receivables		810,582		17,898		—		828,480
Lease receivables		1,470,503		66,764		—		1,537,267
Loans for installment credit		2,293,150		—		—		2,293,150

Sub- total		135,028,333		113,662,325		13,530,243		262,220,901

Proportion (%)		51.49		43.35		5.16		100.00
Less: Allowances		(481,289)		(1,382,106)		(414,295)		(2,277,690)

Total	￦	134,547,044	￦	112,280,219	￦	13,115,948	￦	259,943,211

The changes in deferred loan origination fees and costs for the years ended December 31, 2015 and 2016, are as follows:

	2015
	Beginning		Increase		Decrease		Others		Ending
	(In millions of Korean won)
Deferred loan origination costs
Loans in Korean won	￦	627,291	￦	499,488	￦	467,226	￦	—	￦	659,553
Other origination costs		57,491		66,992		46,575		—		77,908

Sub-total		684,782		566,480		513,801		—		737,461

Deferred loan origination fees
Loans in Korean won		62,356		39,221		57,857		—		43,720
Other origination fees		21,284		13,726		17,554		9		17,465

Sub-total		83,640		52,947		75,411		9		61,185

Total	￦	601,142	￦	513,533	￦	438,390	￦	(9)	￦	676,276

	2016
	Beginning		Increase		Decrease		Business combination		Others		Ending
	(In millions of Korean won)
Deferred loan origination costs
Loans in Korean won	￦	659,553	￦	368,551	￦	383,926	￦	18,863	￦	—	￦	663,041
Other origination costs		77,908		80,535		58,565		—		—		99,878

Sub-total		737,461		449,086		442,491		18,863		—		762,919

Deferred loan origination fees
Loans in Korean won		43,720		13,204		37,442		363		—		19,845
Other origination fees		17,465		23,371		16,389		—		2		24,449

Sub-total		61,185		36,575		53,831		363		2		44,294

Total	￦	676,276	￦	412,511	￦	388,660	￦	18,500	￦	(2)	￦	718,625

11. Allowances for Loan Losses

Changes in the allowances for loan losses for the years ended December 31, 2015 and 2016, are as follows:

	2015
	Retail		Corporate		Credit card		Total
	(In millions of Korean won)
Beginning	￦	536,959	￦	1,525,152	￦	389,941	￦	2,452,052
Written-off		(354,107)		(688,330)		(376,523)		(1,418,960)
Recoveries from written-off loans		195,438		159,490		138,318		493,246
Sale and repurchase		(4,052)		(46,157)		—		(50,209)
Provision[1]		115,997		728,319		255,390		1,099,706
Other changes		1,117		13,878		(8,776)		6,219

Ending	￦	491,352	￦	1,692,352	￦	398,350	￦	2,582,054

	2016
	Retail		Corporate		Credit card		Total
	(In millions of Korean won)
Beginning	￦	491,352	￦	1,692,352	￦	398,350	￦	2,582,054
Written-off		(295,459)		(747,151)		(356,705)		(1,399,315)
Recoveries from written-off loans		167,033		214,915		133,456		515,404
Sale and repurchase		(23,046)		(55,151)		—		(78,197)
Provision[1]		82,035		252,195		244,569		578,799
Business combination		59,615		76,755		—		136,370
Other changes		(241)		(51,743)		(5,375)		(57,359)

Ending	￦	481,289	￦	1,382,172	￦	414,295	￦	2,277,756

[1]	Provision for credit losses in statements of comprehensive income also include provision for unused commitments and guarantees (Note 23.(2)), provision (reversal) for financial guarantees contracts (Note 23.(3)), and provision (reversal) for other financial assets (Note 18.(2)).

12. Financial Assets at Fair Value through Profit or Loss and Financial Investments

Details of financial assets at fair value through profit or loss and financial investments as of December 31, 2015 and 2016, are as follows:

	2015		2016
	(In millions of Korean won)
Financial assets held for trading
Debt securities:
Government and public bonds	￦	2,509,783	￦	5,389,757
Financial bonds		3,973,387		11,186,427
Corporate bonds		2,106,163		4,594,741
Asset-backed securities		316,485		222,076
Others		418,325		1,593,569
Equity securities:
Stocks and others		38,124		424,637
Beneficiary certificates		603,769		2,615,962
Others		69,060		72,349

Sub-total		10,035,096		26,099,518

Financial assets designated at fair value through profit or loss
Debt securities:
Corporate bonds		145,542		237,595
Equity securities:
Stocks and others		—		65,591
Beneficiary certificates		195,536		—
Derivative-linked securities		797,890		1,361,591
Privately placed bonds		—		94,069

Sub-total		1,138,968		1,758,846

Total financial assets at fair value through profit or loss	￦	11,174,064	￦	27,858,364

Available-for-sale financial assets
Debt securities:
Government and public bonds	￦	3,756,819	￦	7,110,899
Financial bonds		7,241,493		11,172,159
Corporate bonds		4,979,535		5,904,414
Asset-backed securities		5,215,974		2,729,749
Others		416,842		528,531
Equity securities:
Stocks		2,045,381		2,590,989
Equity investments and others		66,246		402,659
Beneficiary certificates		1,264,941		3,530,893

Sub-total		24,987,231		33,970,293

Held-to-maturity financial assets
Debts securities:
Government and public bonds		2,592,221		2,218,274
Financial bonds		1,863,810		1,868,928
Corporate bonds		5,529,595		3,487,787
Asset-backed securities		4,163,902		3,602,515

Sub-total		14,149,528		11,177,504

Total financial investments	￦	39,136,759	￦	45,147,797

The impairment losses and the reversal of impairment losses in financial investments for the years ended December 31, 2014, 2015 and 2016, are as follows:

	2014
	Impairment		Reversal		Net
	(In millions of Korean won)
Available-for-sale financial assets	￦	195,929	￦	260	￦	195,669

	2015
	Impairment	Reversal		Net
	(In millions of Korean won)
Available-for-sale financial assets	￦ (227,588)	￦	265	￦ (227,323)

	2016
	Impairment	Reversal		Net
	(In millions of Korean won)
Available-for-sale financial assets	￦ (35,216)	￦	328	￦ (34,888)

13. Investments in Associates

Investments in associates as of December 31, 2015 and 2016, are as follows:

	2015
	Ownership (%)	Acquisition cost		Share of net asset amount		Carrying amount		Industry	Location
	(In millions of Korean won)
Associates
KB Insurance Co., Ltd. [1]	33.29	￦	882,134	￦	1,077,380	￦	1,077,014	Non-life insurance	Korea
Balhae Infrastructure Fund[2]	12.61		125,462		128,275		128,275	Investment finance	Korea
Korea Credit Bureau Co., Ltd.[2]	9.00		4,500		4,580		4,580	Credit information	Korea
UAMCO., Ltd.[2]	17.50		85,050		125,822		129,707	Other finance	Korea
JSC Bank CenterCredit
Ordinary share[3]	29.56		954,104		(21,990)		—	Banking	Kazakhstan
Preference share[3]	93.15
KoFC KBIC Frontier Champ 2010-5(PEF)[11]	50.00		26,885		25,895		25,508	Investment finance	Korea
United PF 1st Recovery Private Equity Fund[2]	17.73		172,441		187,596		183,117	Other finance	Korea
Shinla Construction Co., Ltd.[10]	20.24		—		(518)		—	Specialty construction	Korea
KB GwS Private Securities Investment Trust	26.74		113,880		131,011		127,539	Investment finance	Korea
Incheon Bridge Co., Ltd.[2]	14.99		24,677		(1,879)		—	Operation of highways and related facilities	Korea
KoFC POSCO HANHWA KB Shared Growth Private Equity Fund No. 2	25.00		30,950		29,090		28,470	Investment finance	Korea
Terra Co., Ltd. [10]	24.06		—		37		21	Manufacture of hand-operated kitchen appliances and metal ware	Korea
MJT&I Co., Ltd.[10]	22.89		—		(580)		149	Wholesale of other goods	Korea
Jungdong Steel Co., Ltd.[10]	42.88		—		87		33	Wholesale of primary metal	Korea
Doosung Metal Co., Ltd.[10]	26.52		—		(47)		—	Manufacture of metal products	Korea
Myungwon Tech Co., Ltd.[10]	25.62		—		(447)		—	Manufacture of automobile parts	Korea
Shinhwa Underwear Co., Ltd.[10]	26.24		—		(186)		56	Manufacture of underwears and sleepwears	Korea
Dpaps Co., Ltd.[10]	38.62		—		339		—	Wholesale of paper products	Korea
Ejade Co., Ltd.[10]	25.81		—		591		—	Wholesale of underwears	Korea
KB Star office Private real estate Investment Trust No.1	21.05		20,000		20,328		19,915	Investment finance	Korea
NPS KBIC Private Equity Fund No. 1[2]	2.56		3,393		—		—	Investment finance	Korea
KBIC Private Equity Fund No. 3[2]	2.00		2,050		2,348		2,348	Investment finance	Korea
Sawnics Co., Ltd.	26.93		1,500		1,397		1,397	Manufacture of mobile phone parts	Korea
KB-Glenwood Private Equity Fund[2]	0.03		10		10		10	Investment finance	Korea
KB No.5 Special Purpose Acquisition Company[2,4]	0.19		10		20		20	Special Purpose Acquisition Company	Korea
KB No.6 Special Purpose Acquisition Company[2,5]	0.25		40		78		78	Special Purpose Acquisition Company	Korea
KB No.7 Special Purpose Acquisition Company[2,6]	0.93		50		88		88	Special Purpose Acquisition Company	Korea
KB No.8 Special Purpose Acquisition Company[2,7]	0.10		10		19		19	Special Purpose Acquisition Company	Korea
KB No.9 Special Purpose Acquisition Company[2]	4.97		16		15		15	Special Purpose Acquisition Company	Korea
SY Auto Capital Co., Ltd.	49.00		9,800		9,481		9,481	Installment loan	Korea

Total		￦	2,456,962	￦	1,718,840	￦	1,737,840

	2016
	Ownership (%)	Acquisition cost		Share of net asset amount		Carrying amount		Industry	Location
	(In millions of Korean won)
Associates
KB Insurance Co., Ltd. [1]	39.81	￦	1,052,759	￦	1,393,320	￦	1,392,194	Non-life insurance	Korea
Balhae Infrastructure Fund[2]	12.61		130,189		133,200		133,200	Investment finance	Korea
Korea Credit Bureau Co., Ltd.[2]	9.00		4,500		4,853		4,853	Credit information	Korea
JSC Bank CenterCredit
Ordinary share[3]	29.56		954,104		(32,191)		—	Banking	Kazakhstan
Preference share[3]	93.15
KoFC KBIC Frontier Champ 2010-5(PEF) [11]	50.00		23,985		25,105		24,719	Investment finance	Korea
KB GwS Private Securities Investment Trust	26.74		113,880		133,150		129,678	Investment finance	Korea
Incheon Bridge Co., Ltd.[2]	14.99		24,677		728		728	Operation of highways and related facilities	Korea
KoFC POSCO HANHWA KB shared growth Private Equity Fund No. 2	25.00		22,701		24,789		24,789	Investment finance	Korea
Shinla Construction Co., Ltd.[10]	20.24		—		(545)		—	Specialty construction	Korea
Terra Co., Ltd.[10]	24.06		—		44		28	Manufacture of hand-operated kitchen appliances and metal ware	Korea
MJT&I Co., Ltd.[10]	22.89		—		(542)		232	Wholesale of other goods	Korea
Jungdong Steel Co., Ltd.[10]	42.88		—		(423)		—	Wholesale of primary metal	Korea
Doosung Metal Co., Ltd.[10]	26.52		—		(51)		—	Manufacture of metal products	Korea
Shinhwa Underwear Co., Ltd.[10]	26.24		—		(138)		103	Manufacture of underwears and sleepwears	Korea
Dpaps Co., Ltd.[10]	38.62		—		151		—	Wholesale of paper products	Korea
Ejade Co., Ltd.[10]	25.81		—		(523)		—	Wholesale of underwears	Korea
Jaeyang Industry Co., Ltd.[10]	20.86		—		(522)		—	Manufacture of luggage and other protective cases	Korea
Kendae Co., Ltd.[10]	41.01		—		(351)		—	Screen printing	Korea
Aju Good Technology Venture Fund	38.46		1,998		1,949		1,998	Investment finance	Korea
KB Star office Private real estate Investment Trust No.1	21.05		20,000		20,220		19,807	Investment finance	Korea
KBIC Private Equity Fund No. 3[2]	2.00		2,050		2,396		2,396	Investment finance	Korea
RAND Bio Science Co., Ltd.	24.24		2,000		2,000		2,000	Research and experimental development on medical sciences and pharmacy	Korea
isMedia Co., Ltd.	22.87		3,978		3,978		3,978	Software development consulting	Korea
KB No.8 Special Purpose Acquisition Company[2,7]	0.10		10		19		19	SPAC	Korea
KB No.9 Special Purpose Acquisition Company[2,8]	0.11		24		31		31	SPAC	Korea
KB No.10 Special Purpose Acquisition Company[2,9]	0.19		10		20		20	SPAC	Korea
KB No.11 Special Purpose Acquisition Company[2]	4.76		10		13		13	SPAC	Korea
KB-Glenwood Private Equity Fund[2]	0.03		10		10		10	Investment finance	Korea
IMM Investment 5th PRIVATE EQUITY FUND[11]	98.88		10,000		9,999		9,999	Private Equity Fund	Korea
KB Private Equity FundIII[2]	15.68		8,000		8,000		8,000	Investment finance	Korea
Hyundai-Tongyang Agrifood Private Equity Fund	25.47		4,645		3,957		3,957	Investment finance	Korea
Keystone-Hyundai Securities No. 1 Private Equity Fund[2]	5.64		1,842		1,850		1,850	Investment finance	Korea
Wise Asset Management Co., Ltd.[12]	33.00		—		—		—	Asset-backed securitization	Korea
Inno Lending Co.,Ltd.[2]	19.90		398		378		378	Software Development and Supply	Korea
SY Auto Capital Co., Ltd.	49.00		9,800		26,311		5,693	Installment loan	Korea

Total		￦	2,391,570	￦	1,761,185	￦	1,770,673

[1]	The market value of KB Insurance Co., Ltd., reflecting the quoted market price, as of December 31, 2015 and 2016, amounts to ￦583,205 million and ￦522,288 million, respectively
[2]	As of December 31, 2015 and 2016, the Group is represented in the governing bodies of its associates. Therefore, the Group has a significant influence over the decision-making process relating to their financial and business policies.
[3]	Market values of ordinary shares of JSC Bank CenterCredit, reflecting the published market price, as of December 31, 2015 and 2016, are ￦21,863 million and ￦29,358 million, respectively. The Group determined that ordinary shares and convertible preference shares issued by JSC Bank CenterCredit are the same in economic substance except for the voting rights, and therefore, the equity method accounting is applied on the basis of single ownership ratio of 41.93%, which is calculated based on ordinary and convertible preference shares held by the Group against the total outstanding ordinary and convertible preference shares issued by JSC Bank CenterCredit. On February 10, 2017, the Group entered into an agreement with Tsesnabank consortium in Kazakhstan in order to transfer the entire shares (48,023,250 ordinary shares and 36,561,465 convertible preferred shares) of JSC Bank CenterCredit held by the Group.
[4]	The market value of KB No.5 Special Purpose Acquisition Company, reflecting the quoted market price as of December 31, 2015, amounts to ￦20 million.
[5]	The market value of KB No.6 Special Purpose Acquisition Company, reflecting the quoted market price as of December 31, 2015, amounts to ￦74 million.
[6]	The market value of KB No.7 Special Purpose Acquisition Company, reflecting the quoted market price as of December 31, 2015, amounts to ￦102 million.
[7]	The market value of KB No.8 Special Purpose Acquisition Company, reflecting the quoted market price as of December 31, 2015 and 2016, amounts to ￦20 million and ￦20 million.
[8]	The market value of KB No.9 Special Purpose Acquisition Company, reflecting the quoted market price as of December 31, 2016 amounts to ￦31 million.
[9]	The market value of KB No.10 Special Purpose Acquisition Company, reflecting the quoted market price as of December 31, 2016 amounts to ￦20 million.
[10]	The investment in associates was reclassified from available-for-sale financial assets due to re-instated voting rights from termination of rehabilitation procedures.
[11]	Although the Group holds over than a majority of the investee’s voting rights, other limited partners have a right to replace general partners. Therefore, the company has been classified as investment in associates.
[12]	All carrying amounts of investments in associates had been recognized as a loss from the date after the Hyundai Securities Co., Ltd. is included in the consolidation scope.

Summarized financial information on major associates, adjustments to carrying amount of investment in associates and dividends received from the associates are as follows:

	2015[1]
	Total assets		Total liabilities		Share capital		Equity		Share of net asset amount		Unrealized gains (losses)		Consolidated carrying amount
	(In millions of Korean won)
Associates
KB Insurance Co., Ltd.
(initial acquisition 22.59%)	￦	29,007,556	￦	25,769,760	￦	30,000	￦	3,237,796	￦	724,599	￦	(366)	￦	1,077,014
(additional acquisition 10.70%)		29,127,877		25,798,877		30,000		3,329,000		352,781
Balhae Infrastructure Fund		1,019,844		2,198		1,021,953		1,017,646		128,275		—		128,275
Korea Credit Bureau Co., Ltd.		63,960		13,076		10,000		50,884		4,580		—		4,580
UAMCO., Ltd.		4,068,353		3,331,647		2,430		736,706		125,822		3,885		129,707
JSC Bank CenterCredit		4,672,327		4,710,972		546,794		(38,645)		(21,990)		21,990		—
KoFC KBIC Frontier Champ 2010-5(PEF)		51,934		145		53,770		51,789		25,895		(387)		25,508
United PF 1st Recovery Private Equity Fund		1,088,325		30,390		973,258		1,057,935		187,596		(4,479)		183,117
KB GwS Private Securities Investment Trust		490,606		741		425,814		489,865		131,011		(3,472)		127,539
Incheon Bridge Co., Ltd.		696,390		708,926		164,621		(12,536)		(1,879)		1,879		—
KoFC POSCO HANHWA KB Shared Growth Private Equity Fund No. 2		117,473		1,112		123,800		116,361		29,090		(620)		28,470
KB Star office Private real estate Investment Trust No.1		218,308		121,749		95,000		96,559		20,328		(413)		19,915
NPS KBIC Private Equity Fund No. 1		141		146		—		(5)		—		—		—
KBIC Private Equity Fund No. 3		117,535		87		102,500		117,448		2,348		—		2,348
KB-Glenwood Private Equity Fund		30,558		2,661		31,100		27,897		10		—		10
KB No.5 Special Purpose Acquisition Company		12,576		2,140		522		10,436		20		—		20
KB No.6 Special Purpose Acquisition Company		34,792		3,673		1,600		31,119		78		—		78
KB No.7 Special Purpose Acquisition Company		10,446		1,145		535		9,301		88		—		88
KB No.8 Special Purpose Acquisition Company		22,380		2,495		1,031		19,885		19		—		19
KB No.9 Special Purpose Acquisition Company		2,992		2,689		32		303		15		—		15
SY Auto Capital Co., Ltd.		19,609		259		20,000		19,350		9,481		—		9,481

	2015[1]
	Operating income		Profit (loss)		Other comprehensive income		Total comprehensive income		Dividends
	(In millions of Korean won)
Associates
KB Insurance Co., Ltd.[2]
(initial acquisition 22.59%)	￦	5,488,210	￦	71,980	￦	14,726	￦	86,706	￦	—
(additional acquisition 10.70%)[2]		2,545,858		21,815		(35,440)		(13,625)
Balhae Infrastructure Fund		50,214		41,594		—		41,594		4,926
Korea Credit Bureau Co., Ltd.		53,184		2,005		1,098		3,103		—
UAMCO., Ltd.		452,759		68,078		(276)		67,802		—
JSC Bank CenterCredit		320,307		(159,985)		452		(159,533)		1
KoFC KBIC Frontier Champ 2010-5(PEF)		10,977		9,292		(331)		8,961		—
United PF 1st Recovery Private Equity Fund		99,712		18,911		—		18,911		—
KB GwS Private Securities Investment Trust		40,454		39,454		—		39,454		7,086
Incheon Bridge Co., Ltd.		87,230		(803)		—		(803)		—
KB Star office Private real estate Investment Trust No.1		15,990		7,727		—		7,727		1,620
KoFC POSCO HANHWA KB Shared Growth Private Equity Fund		8,915		(3,117)		7,978		4,861		—
NPS KBIC Private Equity Fund No. 1		—		(11)		—		(11)		—
KBIC Private Equity Fund No. 3		3,362		3,045		—		3,045		—
KB-Glenwood Private Equity Fund		—		(390)		—		(390)		—
KB No.5 Special Purpose Acquisition Company		—		278		—		278		—
KB No.6 Special Purpose Acquisition Company		—		781		—		781		—
KB No.7 Special Purpose Acquisition Company		—		(14)		—		(14)		—
KB No.8 Special Purpose Acquisition Company		—		(404)		—		(404)		—
KB No.9 Special Purpose Acquisition Company		—		(11)		—		(11)		—
SY Auto Capital Co., Ltd.		42		(651)		—		(651)		—

[1]	The amounts included in the financial statements of the associates are adjusted to reflect adjustments made by the entity, such as fair value adjustments made at the time of acquisition and adjustments for differences in accounting policies.
[2]	The amounts disclosed are for the period from the deemed acquisition date to the year end.

	2016[1]
	Total assets		Total liabilities		Share capital		Equity		Share of net asset amount		Unrealized gains (losses)		Consolidated carrying amount
	(In millions of Korean won)
Associates
KB Insurance Co., Ltd.
(initial acquisition 22.59%)	￦	30,949,859	￦	27,357,084	￦	33,250	￦	3,592,775	￦	810,704	￦	(1,126)	￦	1,392,194
(additional acquisition 10.70%)		31,071,846		27,386,605		33,250		3,685,241		393,678
(additional acquisition 6.52%)[2]		30,038,426		27,136,518		33,250		2,901,908		188,938
Balhae Infrastructure Fund		1,059,008		2,288		1,061,216		1,056,720		133,200		—		133,200
Korea Credit Bureau Co., Ltd.		71,245		17,322		10,000		53,923		4,853		—		4,853
JSC Bank CenterCredit		4,510,673		4,578,854		546,794		(68,181)		(32,191)		32,191		—
KoFC KBIC Frontier Champ 2010-5(PEF)		50,213		2		47,970		50,211		25,105		(386)		24,719
KB GwS Private Securities Investment Trust		498,606		741		425,814		497,865		133,150		(3,472)		129,678
Incheon Bridge Co., Ltd.		660,858		656,000		164,621		4,858		728		—		728
KoFC POSCO HANHWA KB shared growth Private Equity Fund No. 2		100,252		1,094		90,800		99,158		24,789		—		24,789
Aju Good Technology Venture Fund		5,249		181		5,200		5,068		1,949		49		1,998
KB Star office Private real estate Investment Trust No.1		216,988		120,943		95,000		96,045		20,220		(413)		19,807
KBIC Private Equity Fund No. 3		119,885		76		102,500		119,809		2,396		—		2,396
RAND Bio Science Co., Ltd.		2,720		5		83		2,715		2,000		—		2,000
isMedia Co., Ltd.[3]		41,192		20,925		2,520		20,267		3,978		—		3,978
KB No.8 Special Purpose Acquisition Company		22,743		2,265		1,031		20,478		19		—		19
KB No.9 Special Purpose Acquisition Company		29,677		2,503		1,382		27,174		31		—		31
KB No.10 Special Purpose Acquisition Company		11,795		1,628		521		10,167		20		—		20
KB No.11 Special Purpose Acquisition Company		991		714		21		277		13		—		13
KB-Glenwood Private Equity Fund		30,558		3,204		31,100		27,354		10		—		10
IMM Investment 5th PRIVATE EQUITY FUND		10,114		1		10,114		10,113		9,999		—		9,999
Hyundai-Tongyang Agrifood Private Equity Fund		15,910		375		15,360		15,535		3,957		—		3,957
Keystone-Hyundai Securities No. 1 Private Equity Fund		112,865		73,429		34,114		39,436		1,850		—		1,850
KB Private Equity FundIII[3]		51,000		—		51,000		51,000		8,000		—		8,000
Inno Lending Co., Ltd.		1,903		1		2,000		1,902		378		—		378
SY Auto Capital Co., Ltd.		65,292		38,981		20,000		26,311		26,311		(20,618)		5,693

	2016[1]
	Operating income		Profit (loss)		Other comprehensive income		Total comprehensive income		Dividends
	(In millions of Korean won)
Associates
KB Insurance Co., Ltd.
(initial acquisition 22.59%)	￦	11,229,942	￦	253,362	￦	(19,150)	￦	234,212	￦	7,989
(additional acquisition 10.70%)		11,247,685		274,678		(39,203)		235,475
Balhae Infrastructure Fund		55,541		46,428		—		46,428		5,654
Korea Credit Bureau Co., Ltd.		59,868		3,517		—		3,517		135
JSC Bank CenterCredit		157,996		(13,912)		(15,374)		(29,286)		1
KoFC KBIC Frontier Champ 2010-5(PEF)		3,045		2,001		2,390		4,391		—
KB GwS Private Securities Investment Trust		36,502		35,513		—		35,513		7,355
Incheon Bridge Co., Ltd.		98,341		17,449		—		17,449		—
KoFC POSCO HANHWA KB shared growth Private Equity Fund No. 2		22,411		15,002		872		15,874		—
KB Star office Private real estate Investment Trust No.1		16,314		7,460		—		7,460		1,679
KBIC Private Equity Fund No. 3		2,641		2,361		—		2,361		—
RAND Bio Science Co., Ltd.		—		(112)		—		(112)		—
KB No.8 Special Purpose Acquisition Company		—		317		276		593		—
KB No.9 Special Purpose Acquisition Company		—		129		25,392		25,521		—
KB No.10 Special Purpose Acquisition Company		—		(22)		—		(22)		—
KB No.11 Special Purpose Acquisition Company		—		(12)		—		(12)		—
KB-Glenwood Private Equity Fund		—		(542)		—		(542)		—
IMM Investment 5th PRIVATE EQUITY FUND		—		(1)		—		(1)		—
Hyundai-Tongyang Agrifood Private Equity Fund		519		(5,258)		—		(5,258)		—
Keystone-Hyundai Securities No. 1 Private Equity Fund		197		(626)		—		(626)		—
Inno Lending Co., Ltd.		—		(98)		—		(98)		—
SY Auto Capital Co., Ltd.		20,340		6,962		—		6,962		—

[1]	The amounts included in the financial statements of the associates are adjusted to reflect adjustments made by the entity; such as, fair value adjustments made at the time of acquisition and adjustments for differences in accounting policies.
[2]	Details of profit or loss are not disclosed because the 3rd acquisition of shares of KB Insurance Co., Ltd. occurred in December 29, 2016.
[3]	Details of profit or loss are not disclosed as the entity is classified as an associate during the fourth quarter.

Changes in investments in associates for the years ended December 31, 2015 and 2016, are as follows:

	2015
	Beginning		Acquisition and other		Disposal and other		Dividends		Gains (losses)		Other comprehensive income		Others		Ending
	(In millions of Korean won)
Associates
KB Insurance Co., Ltd.[1]	￦	—	￦	882,134	￦	—	￦	—	￦	195,344	￦	(464)	￦	—	￦	1,077,014
Balhae Infrastructure Fund		125,119		2,839		—		(4,926)		5,243		—		—		128,275
Korea Credit Bureau Co., Ltd.		4,222		—		—		—		259		99		—		4,580
UAMCO., Ltd.		121,182		—		—		—		8,525		—		—		129,707
JSC Bank CenterCredit		29,279		—		—		(1)		(29,278)		—		—		—
KoFC KBIC Frontier Champ 2010-5(PEF)		23,559		—		(4,750)		—		7,894		(1,195)		—		25,508
United PF 1st Recovery Private Equity Fund		198,089		—		(19,028)		—		4,056		—		—		183,117
KB GwS Private Securities Investment Trust		124,074		—		—		(7,086)		10,551		—		—		127,539
KoFC POSCO HANHWA KB Shared Growth Private Equity Fund		22,329		7,450		(2,750)		—		(1,158)		2,599		—		28,470
CH Engineering Co., Ltd.		20		—		—		—		(20)		—		—		—
Terra Co., Ltd.		—		—		—		—		21		—		—		21
MJT&I Co., Ltd.		—		—		—		—		149		—		—		149
Jungdong Steel Co., Ltd.		—		—		—		—		33		—		—		33
Shinhwa Underwear Co., Ltd.		—		—		—		—		56		—		—		56
KB Star office Private real estate Investment Trust No.1		19,989		—		—		(1,620)		1,546		—		—		19,915
KBIC Private Equity Fund No. 3		2,287		—		—		—		61		—		—		2,348
Sawnics Co., Ltd.		—		1,500		—		—		(103)		—		—		1,397
E-clear International Co., Ltd.		—		600		(600)		—		—		—		—		—
KB-Glenwood Private Equity Fund		10		—		—		—		—		—		—		10
KB No.3 Special Purpose Acquisition Company		39		—		(39)		—		—		—		—		—
KB No.4 Special Purpose Acquisition Company		38		—		(38)		—		—		—		—		—
KB No.5 Special Purpose Acquisition Company		19		—		—		—		1		—		—		20
KB No.6 Special Purpose Acquisition Company		77		—		—		—		2		(1)		—		78
KB No.7 Special Purpose Acquisition Company[2]		—		50		—		—		—		—		38		88
KB No.8 Special Purpose Acquisition Company[3]		—		10		—		—		(1)		—		10		19
KB No.9 Special Purpose Acquisition Company		—		16		—		—		(1)		—		—		15
SY Auto Capital Co., Ltd.		—		9,800		—		—		(319)		—		—		9,481

Total	￦	670,332	￦	904,399	￦	(27,205)	￦	(13,633)	￦	202,861	￦	1,038	￦	48	￦	1,737,840

[1]	Among the gain on valuation of equity-method investments, ￦177,114 million includes the gains on bargain purchase.
[2]	Other gain of KB No.7 Special Purpose Acquisition Company amounting ￦38 million represents the changes in interests due to unequal paid-in capital increase in the associate.
[3]	Other gain of KB No.8 Special Purpose Acquisition Company amounting ￦10 million represents the changes in interests due to unequal paid-in capital increase in the associate.
[4]	Gain on disposal of investments in associates for the year ended December 31, 2015, amounts to ￦236 million.

	2016
	Beginning		Acquisition		Disposal		Dividends		Gains (losses) on equity- method accounting		Other- compre hensive income		Others		Ending
	(In millions of Korean won)
Associates
KB Insurance Co., Ltd.[1]	￦	1,077,014	￦	170,625	￦	—	￦	(7,989)	￦	160,954	￦	(8,410)	￦	—	￦	1,392,194
Hyundai Securities Co., Ltd.[2]		—		1,349,150		(1,459,604)		—		112,931		(2,477)		—		—
Balhae Infrastructure Fund		128,275		4,727		—		(5,654)		5,852		—		—		133,200
Korea Credit Bureau Co., Ltd.		4,580		—		—		(135)		408		—		—		4,853
UAMCO., Ltd.		129,707		—		(101,740)		(26,961)		(1,006)		—		—		—
JSC Bank CenterCredit		—		—		—		(1)		1		—		—		—
KoFC KBIC Frontier Champ 2010-5(PEF)		25,508		—		(2,900)		—		916		1,195		—		24,719
United PF 1st Recovery Private Equity Fund		183,117		—		(190,863)		—		7,746		—		—		—
KB GwS Private Securities Investment Trust		127,539		—		—		(7,355)		9,494		—		—		129,678
KoFC POSCO HANHWA KB shared growth Private Equity Fund No. 2		28,470		3,751		(12,000)		—		4,578		(10)		—		24,789
Incheon Bridge Co., Ltd.		—		—		—		—		728		—		—		728
Terra Co., Ltd.		21		—		—		—		7		—		—		28
MJT&I Co., Ltd.		149		—		—		—		83		—		—		232
Jungdong Steel Co., Ltd.		33		—		—		—		(33)		—		—		—
Shinhwa Underwear Co., Ltd.		56		—		—		—		47		—		—		103
Aju Good Technology Venture Fund		—		2,000		(2)		—		—		—		—		1,998
KB Star office Private real estate Investment Trust No.1		19,915		—		—		(1,679)		1,571		—		—		19,807
KBIC Private Equity Fund No. 3		2,348		—		—		—		48		—		—		2,396
Sawnics Co., Ltd.		1,397		—		(1,223)		—		(174)		—		—		—
RAND Bio Science Co., Ltd.		—		2,000		—		—		—		—		—		2,000
isMedia Co. Ltd		—		3,978		—		—		—		—		—		3,978
KB No.5 Special Purpose Acquisition Company		20		—		(20)		—		—		—		—		—
KB No.6 Special Purpose Acquisition Company		78		—		(78)		—		—		—		—		—
KB No.7 Special Purpose Acquisition Company		88		—		(88)		—		—		—		—		—
KB No.8 Special Purpose Acquisition Company		19		—		—		—		—		—		—		19
KB No.9 Special Purpose Acquisition Company[3]		15		4,082		(4,074)		—		—		—		8		31
KB No.10 Special Purpose Acquisition Company[4]		—		10		—		—		—		—		10		20
KB No.11 Special Purpose Acquisition Company		—		10		—		—		(1)		4		—		13
KB-Glenwood Private Equity Fund		10		—		—		—		—		—		—		10
IMM Investment 5th PRIVATE EQUITY FUND		—		10,000		—		—		(1)		—		—		9,999
KB Private Equity FundIII		—		8,000		—		—		—		—		—		8,000
Hyundai-Tongyang Agrifood Private Equity Fund[5]		—		—		—		—		(688)		—		4,645		3,957
Keystone-Hyundai Securities No. 1 Private Equity Fund[6]		—		—		—		—		(3)		11		1,842		1,850
Inno Lending Co.,Ltd		—		398		—		—		(20)		—		—		378
SY Auto Capital Co., Ltd.		9,481		—		—		—		(3,788)		—		—		5,693

Total	￦	1,737,840	￦	1,558,731	￦	(1,772,592)	￦	(49,774)	￦	299,650	￦	(9,687)	￦	6,505	￦	1,770,673

[1]	Among the gain on valuation of equity-method investments, ￦75,097 million includes the gains on bargain purchase.
[2]	Hyundai Securities Co., Ltd. are included as a subsidiary in October 2016.
[3]	Other gain of KB No.9 Special Purpose Acquisition Company amounting ￦8 million represents the changes in interests due to unequal share capital increase in the associate.
[4]	Other gain of KB No.10 Special Purpose Acquisition Company amounting ￦10 million represents the changes in interests due to unequal share capital increase in the associate.
[5]	Other gain of Hyundai-Tongyang Agrifood Private Equity Fund amounting ￦4,645 million represents the Hyundai Securities Co., Ltd.’s inclusion of the consolidation scope.
[6]	Other gain of Keystone-Hyundai Securities No. 1 Private Equity Fund amounting ￦1,842 million represents the Hyundai Securities Co., Ltd.’s inclusion of the consolidation scope.
[7]	Loss on disposal of investments in associates for the year ended December 31, 2016, amounts to ￦18,812 million.

Accumulated unrecognized share of losses in investments in associates because the Group has stopped recognizing its share of losses of the associates when applying the equity method for the years ended December 31, 2015 and 2016, are as follows:

	2015				2016
	Unrecognized loss		Accumulated unrecognized loss		Unrecognized loss		Accumulated unrecognized loss
	(In millions of Korean won)
JSC Bank CenterCredit	￦	103,453	￦	103,453	￦	5,308	￦	108,760
Incheon Bridge Co., Ltd.		163		1,879		(1,879)		—
Shinla Construction Co., Ltd.		14		148		27		175
Doosung Metal Co., Ltd		49		49		5		54
Myeongwon Tech Co., Ltd		43		43		(43)		—
Jungdong Steel Co., Ltd.		—		—		476		476
Dpaps Co., Ltd.		—		—		188		188
Ejade Co., Ltd.		—		—		1,112		1,112

14. Property and Equipment, and Investment Properties

Details of property and equipment as of December 31, 2015 and 2016, are as follows:

	2015
	Acquisition cost		Accumulated depreciation		Accumulated impairment losses		Carrying amount
	(In millions of Korean won)
Land	￦	2,081,704	￦	—	￦	(1,018)	￦	2,080,686
Buildings		1,351,011		(408,339)		(5,859)		936,813
Leasehold improvements		629,956		(575,112)		—		54,844
Equipment and vehicles		1,640,777		(1,446,285)		—		194,492
Construction in progress		635		—		—		635
Financial lease assets		33,505		(13,592)		—		19,913

Total	￦	5,737,588	￦	(2,443,328)	￦	(6,877)	￦	3,287,383

	2016
	Acquisition cost		Accumulated depreciation		Accumulated impairment losses		Carrying amount
	(In millions of Korean won)
Land	￦	2,325,568	￦	—	￦	(1,018)	￦	2,324,550
Buildings		1,469,894		(482,319)		(5,859)		981,716
Leasehold improvements		711,316		(637,588)		—		73,728
Equipment and vehicles		1,591,143		(1,353,935)		(6,938)		230,270
Construction in progress		4,205		—		—		4,205
Financial lease assets		34,111		(21,312)		—		12,799

Total	￦	6,136,237	￦	(2,495,154)	￦	(13,815)	￦	3,627,268

The changes in property and equipment for the years ended December 31, 2015 and 2016, are as follows:

	2015
	Beginning		Acquisition		Transfers[1]		Disposal		Depreciation[2]		Others		Ending
	(In millions of Korean won)
Land	￦	1,970,010	￦	6,039	￦	104,923	￦	(297)	￦	—	￦	11	￦	2,080,686
Buildings		856,222		9,946		102,760		(898)		(30,712)		(505)		936,813
Leasehold improvement		52,496		6,549		30,797		(1,495)		(38,049)		4,546		54,844
Equipment and vehicles		164,421		139,122		—		(875)		(108,242)		66		194,492
Construction in-progress		7,946		67,554		(74,867)		—		—		2		635
Financial lease assets		31,890		554		—		—		(12,518)		(13)		19,913

Total	￦	3,082,985	￦	229,764	￦	163,613	￦	(3,565)	￦	(189,521)	￦	4,107	￦	3,287,383

	2016
	Beginning		Acquisition		Transfers[1]		Disposal		Depreciation[2]		Business combination		Others		Ending
	(In millions of Korean won)
Land	￦	2,080,686	￦	98,566	￦	71,086	￦	(127)	￦	—	￦	74,319	￦	20	￦	2,324,550
Buildings		936,813		4,008		34,811		(545)		(33,385)		39,950		64		981,716
Leasehold improvement		54,844		7,843		48,504		(1,033)		(50,200)		3,431		10,339		73,728
Equipment and vehicles		194,492		141,546		—		(1,553)		(131,926)		21,196		6,515		230,270
Construction in-progress		635		144,589		(141,020)		—		—		—		1		4,205
Financial lease assets		19,913		605		—		—		(7,719)		—		—		12,799

Total	￦	3,287,383	￦	397,157	￦	13,381	￦	(3,258)	￦	(223,230)	￦	138,896	￦	16,939	￦	3,627,268

[1]	Including transfers with investment property and assets held for sale.
[2]	Including depreciation cost and others ￦94 million and ￦212 million recorded in other operating expenses in the statements of comprehensive income for the years ended December 31, 2015 and 2016, respectively.

The changes in accumulated impairment losses of property and equipment for the years ended December 31, 2015 and 2016, are as follows:

2015
Beginning		Impairment	Reversal		Others	Ending
(In millions of Korean won)
￦	(2,117)	￦ (557)	￦	—	￦ (4,203)	￦ (6,877)

2016
Beginning		Impairment		Reversal		Business combination	Others		Ending
(In millions of Korean won)
￦	(6,877)	￦	—	￦	3,383	￦ (10,321)	￦	—	￦ (13,815)

Details of investment property as of December 31, 2015 and 2016, are as follows:

	2015
	Acquisition cost		Accumulated depreciation		Accumulated impairment losses		Carrying amount
	(In millions of Korean won)
Land	￦	125,291	￦	—	￦	(738)	￦	124,553
Buildings		97,676		(10,414)		—		87,262

Total	￦	222,967	￦	(10,414)	￦	(738)	￦	211,815

	2016
	Acquisition cost		Accumulated depreciation		Accumulated impairment losses		Carrying amount
	(In millions of Korean won)
Land	￦	203,795	￦	—	￦	(1,404)	￦	202,391
Buildings		616,085		(63,465)		—		552,620

Total	￦	819,880	￦	(63,465)	￦	(1,404)	￦	755,011

The valuation technique and input variables that are used to measure the fair value of investment property as of December 31, 2016, are as follows:

	2016
	Fair value		Valuation technique	Inputs
	(In millions of Korean won)
Land and buildings	￦	41,879	Cost Approach Method	- Price per square meter - Replacement cost

		744,627	Income approach	- Discount rate - Capitalization rate - Vacancy rate

As of December 31, 2015 and 2016, fair values of the investment properties amount to ￦404,713 million and ￦786,506 million, respectively. The investment properties were measured by qualified independent appraisers with experience in valuing similar properties in the same area. In addition, per the fair value hierarchy on Note 6.1, the fair value hierarchy of all investment properties has been categorized and classified as Level 3.

Rental income from the above investment properties for the years ended December 31, 2015 and 2016, amounts to ￦22,201 million and ￦12,884 million, respectively.

The changes in investment property for the years ended December 31, 2015 and 2016, are as follows:

	2015
	Beginning		Acquisition		Transfers		Depreciation		Ending
	(In millions of Korean won)
Land	￦	228,699	￦	21	￦	(104,167)	￦	—	￦	124,553
Buildings		148,845		4,268		(62,499)		(3,352)		87,262

Total	￦	377,544	￦	4,289	￦	(166,666)	￦	(3,352)	￦	211,815

	2016
	Beginning		Acquisition		Transfers		Depreciation		Business combination		Others		Ending
	(In millions of Korean won)
Land	￦	124,553	￦	—	￦	(17,184)	￦	—	￦	92,826	￦	2,196	￦	202,391
Buildings		87,262		1,254		(8,108)		(2,531)		441,905		32,838		552,620

Total	￦	211,815	￦	1,254	￦	(25,292)	￦	(2,531)	￦	534,731	￦	35,034	￦	755,011

15. Intangible Assets

Details of intangible assets as of December 31, 2015 and 2016, are as follows:

	2015
	Acquisition cost		Accumulated amortization		Accumulated impairment losses		Carrying Amount
	(In millions of Korean won)
Goodwill	￦	331,707	￦	—	￦	(69,315)	￦	262,392
Other intangible assets		935,686		(705,039)		(26,211)		204,436

Total	￦	1,267,393	￦	(705,039)	￦	(95,526)	￦	466,828

	2016
	Acquisition cost		Accumulated amortization		Accumulated impairment losses		Carrying Amount
	(In millions of Korean won)
Goodwill	￦	331,707	￦	—	￦	(69,315)	￦	262,392
Other intangible assets		1,312,732		(877,881)		(44,927)		389,924

Total	￦	1,644,439	￦	(877,881)	￦	(114,242)	￦	652,316

Details of goodwill as of December 31, 2015 and 2016, are as follows:

	2015				2016
	Acquisition cost		Carrying amount		Acquisition cost		Carrying amount
	(In millions of Korean won)
Housing & Commercial Bank	￦	65,288	￦	65,288	￦	65,288	￦	65,288
KB Cambodia Bank		1,202		1,202		1,202		1,202
KB Securities Co., Ltd.[1]		70,265		58,889		70,265		58,889
KB Capital Co., Ltd.		79,609		79,609		79,609		79,609
KB Savings Bank Co., Ltd.		115,343		57,404		115,343		57,404

Total	￦	331,707	￦	262,392	￦	331,707	￦	262,392

[1]	The amount ouccrred from formerly known as KB Investment&Securities Co., Ltd.

The changes in accumulated impairment losses of goodwill for the years ended December 31, 2015 and 2016, are as follows:

2015
Beginning		Impairment		Others		Ending
(In millions of Korean won)
￦	69,315	￦	—	￦	—	￦	69,315

2016
Beginning		Impairment		Others		Ending
(In millions of Korean won)
￦	69,315	￦	—	￦	—	￦	69,315

The details of allocating goodwill to cash-generating units and related information for impairment testing as of December 31, 2016, are as follows:

	Housing & Commercial Bank				KB Cambodia Bank		KB Securities Co., Ltd.[1]		KB Capital Co., Ltd.		KB Savings Bank Co., Ltd. and Yehansoul Savings Bank Co., Ltd.		Total
	Retail Banking		Corporate Banking
	(In millions of Korean won)
Carrying amounts	￦	49,315	￦	15,973	￦	1,202	￦	58,889	￦	79,609	￦	57,404	￦	262,392
Recoverable amount exceeded carrying amount		11,517,237		2,726,509		63		208,822		174,597		43,230		14,670,458
Discount rate (%)		12.70		12.91		28.64		19.99		14.34		14.58
Permanent growth rate (%)		1.00		1.00		1.00		1.00		1.00		1.00

[1]	The amount ouccrred from formerly known as KB Investment&Securities Co., Ltd.

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

The recoverable amount of a cash-generating unit is measured at the higher of its fair value less costs to sell and its value in use. The fair value less costs to sell is the amount obtainable from the sale in an arm’s length transaction between knowledgeable, willing parties, less the costs of disposal. If it is difficult to measure the amount obtainable from the sale, the Group measures the fair value less costs to sell by reflecting the characteristics of the measured cash-generating unit. If it is not possible to obtain reliable information to measure the fair value less costs to sell, the Group uses the asset’s value in use as its recoverable amount. Value in use is the present value of the future cash flows expected to be derived from an asset or cash-generating unit. The projections of the future cash flows are based on the most recent financial budget approved by management and generally cover a period of five years. The future cash flows after projection period are estimated on the assumption that the future cash flows will increase by 1.0% for all other cash-generating units. The key assumptions used for the estimation of the future cash flows are the market size and the Group’s market share. The discount rate is a pre-tax rate that reflects assumptions regarding risk-free interest rate, market risk premium and the risks specific to the asset for which the future cash flow estimates have not been adjusted.

Details of intangible assets, excluding goodwill, as of December 31, 2015 and 2016, are as follows:

	2015
	Acquisition cost		Accumulated amortization		Accumulated impairment losses		Carrying amount
	(In millions of Korean won)
Industrial property rights	￦	1,497	￦	(1,177)	￦	—	￦	320
Software		675,490		(600,481)		—		75,009
Other intangible assets		217,213		(96,186)		(26,211)		94,816
Finance leases assets		41,486		(7,195)		—		34,291

Total	￦	935,686	￦	(705,039)	￦	(26,211)	￦	204,436

	2016
	Acquisition cost		Accumulated amortization		Accumulated impairment losses		Carrying amount
	(In millions of Korean won)
Industrial property rights	￦	4,617	￦	(1,612)	￦	—	￦	3,005
Software		887,098		(749,997)		—		137,101
Other intangible assets		378,608		(111,814)		(44,927)		221,867
Finance leases assets		42,409		(14,458)		—		27,951

Total	￦	1,312,732	￦	(877,881)	￦	(44,927)	￦	389,924

The changes in intangible assets, excluding goodwill, for the years ended December 31, 2015 and 2016, are as follows:

	2015
	Beginning		Acquisition		Disposal		Transfer		Amortization[1]		Others		Ending
	(In millions of Korean won)
Industrial property rights	￦	391	￦	75	￦	—	￦	—	￦	(154)	￦	8	￦	320
Software		79,598		39,473		—		—		(44,098)		36		75,009
Other intangible assets[2]		106,039		12,578		(3,619)		(300)		(13,489)		(6,393)		94,816
Finance leases assets		40,502		647		—		—		(6,843)		(15)		34,291

Total	￦	226,530	￦	52,773	￦	(3,619)	￦	(300)	￦	(64,584)	￦	(6,364)	￦	204,436

	2016
	Beginning		Acquisition		Disposal		Transfer		Amortization[1]		Business combination		Others		Ending
	(In millions of Korean won)
Industrial property rights	￦	320	￦	3,073	￦	—	￦	—	￦	(388)	￦	—	￦	—	￦	3,005
Software		75,009		91,631		—		—		(41,540)		11,998		3		137,101
Other intangible assets[2]		94,816		16,900		(7,234)		1,926		(14,701)		132,461		(2,301)		221,867
Finance leases assets		34,291		708		—		—		(7,048)		—		—		27,951

Total	￦	204,436	￦	112,312	￦	(7,234)	￦	1,926	￦	(63,677)	￦	144,459	￦	(2,298)	￦	389,924

[1]	Including ￦56 million and ￦607 million recorded in other operating expenses and others in the statements of comprehensive income for the years ended December 31, 2015 and 2016.
[2]	Impairment loss for membership right of other intangible asset with indefinite useful life was recognized when its recoverable amount is lower than its carrying amount, and reversal of impairment loss was recognized when its recoverable amount is higher than its carrying amount.

The changes in accumulated impairment losses on intangible assets for the years ended December 31, 2015 and 2016, are as follows:

	2015
	Beginning	Impairment	Reversal		Disposal and others		Ending
	(In millions of Korean won)
Accumulated impairment losses on intangible assets	￦ (24,698)	￦ (6,627)	￦	360	￦	4,754	￦ (26,211)

	2016
	Beginning	Impairment	Reversal		Disposal and others	Ending
	(In millions of Korean won)
Accumulated impairment losses on intangible assets	￦ (26,211)	￦ (2,704)	￦	482	￦ (16,494)	￦ (44,927)

The changes in emissions rights for year ended December 31, 2015 and 2016, are as follows:

	Applicable under 2015			Applicable under 2016			Applicable under 2017			Total
	Quantity	Carrying amount		Quantity	Carrying amount		Quantity	Carrying amount		Quantity	Carrying amount
	(KAU)	(In millions of Korean won)		(KAU)	(In millions of Korean won)		(KAU)	(In millions of Korean won)		(KAU)	(In millions of Korean won)
Beginning	—	￦	—	—	￦	—	—	￦	—	—	￦	—
Free of charges	116,799		—	112,137		—	109,140		—	338,076		—

Ending	116,799	￦	—	112,137	￦	—	109,140	￦	—	338,076	￦	—

	Applicable under 2015			Applicable under 2016			Applicable under 2017			Total
	Quantity	Carrying amount		Quantity	Carrying amount		Quantity	Carrying amount		Quantity	Carrying amount
	(KAU)	(In millions of Korean won)		(KAU)	(In millions of Korean won)		(KAU)	(In millions of Korean won)		(KAU)	(In millions of Korean won)
Beginning	116,799	￦	—	112,137	￦	—	109,140	￦	—	338,076	￦	—
Borrowing	8,518		—	(8,518)		—	—		—	—		—
Surrendered to government	(121,261)		—	—		—	—		—	(121,261)		—
Cancel	(4,056)		—	(4,336)		—	(4,220)		—	(12,612)		—

Ending	—	￦	—	99,283	￦	—	104,920	￦	—	204,203	￦	—

16. Deferred Income Tax Assets and Liabilities

Details of deferred income tax assets and liabilities as of December 31, 2015 and 2016, are as follows:

	2015
	Assets		Liabilities		Net amount
	(In millions of Korean won)
Other provisions	￦	108,700	￦	—	￦	108,700
Allowances for loan losses		1,301		—		1,301
Impairment losses on property and equipment		5,197		(358)		4,839
Interest on equity index-linked deposits		69		—		69
Share-based payments		10,870		—		10,870
Provisions for guarantees		38,225		—		38,225
Losses(gains) from valuation on derivative financial instruments		28,736		(31,214)		(2,478)
Present value discount		11,290		(9,133)		2,157
Losses(gains) from fair value hedged item		2,876		—		2,876
Accrued interest		—		(81,893)		(81,893)
Deferred loan origination fees and costs		5,851		(152,390)		(146,539)
Gains from revaluation		—		(274,947)		(274,947)
Investments in subsidiaries and others		8,543		(96,188)		(87,645)
Gains on valuation of security investment		72,309		(21,388)		50,921
Defined benefit liabilities		279,192		—		279,192
Accrued expenses		65,690		—		65,690
Retirement insurance expense		—		(241,538)		(241,538)
Adjustments to the prepaid contributions		—		(21,938)		(21,938)
Derivative-linked securities		747,844		(779,751)		(31,907)
Others		250,275		(97,100)		153,175

Sub-total		1,636,968		(1,807,838)		(170,870)

Offsetting of deferred income tax assets and liabilities		(1,628,595)		1,628,595		—

Total	￦	8,373	￦	(179,243)	￦	(170,870)

	2016
	Assets		Liabilities		Net amount
	(In millions of Korean won)
Other provisions	￦	91,201	￦	—	￦	91,201
Allowances for loan losses		7,297		—		7,297
Impairment losses on property and equipment		7,920		(359)		7,561
Interest on equity index-linked deposits		41		—		41
Share-based payments		13,709		—		13,709
Provisions for guarantees		30,569		—		30,569
Losses(gains) from valuation on derivative financial instruments		9,761		(46,765)		(37,004)
Present value discount		11,358		(6,160)		5,198
Losses(gains) from fair value hedged item		—		(14,335)		(14,335)
Accrued interest		—		(84,676)		(84,676)
Deferred loan origination fees and costs		1,247		(158,914)		(157,667)
Gains from revaluation		803		(286,119)		(285,316)
Investments in subsidiaries and others		12,014		(109,925)		(97,911)
Gains on valuation of security investment		109,071		(8,279)		100,792
Defined benefit liabilities		319,467		—		319,467
Accrued expenses		273,092		—		273,092
Retirement insurance expense		—		(283,771)		(283,771)
Adjustments to the prepaid contributions		—		(15,142)		(15,142)
Derivative-linked securities		30,102		(42,825)		(12,723)
Others		365,616		(195,856)		169,760

Sub-total		1,283,268		(1,253,126)		30,142

Offsetting of deferred income tax assets and liabilities		(1,149,644)		1,149,644		—

Total	￦	133,624	￦	(103,482)	￦	30,142

Unrecognized deferred income tax assets

No deferred income tax assets have been recognized for the deductible temporary difference of ￦774,259 million associated with investments in subsidiaries and others as of December 31, 2016, because it is not probable that the temporary differences will be reversed in the foreseeable future.

No deferred income tax assets have been recognized for deductible temporary differences of ￦80,204 million and ￦119,334 million associated with SPE repurchase and others, respectively, as of December 31, 2016, due to the uncertainty that these will be realized in the future.

Unrecognized deferred income tax liabilities

No deferred income tax liabilities have been recognized for the taxable temporary difference of ￦17,205 million associated with investment in subsidiaries and associates as of December 31, 2016, due to the following reasons:

•	The Group is able to control the timing of the reversal of the temporary difference.

•	It is probable that the temporary difference will not be reversed in the foreseeable future.

No deferred income tax liabilities have been recognized as of December 31, 2016, for the taxable temporary difference of ￦65,288 million arising from the initial recognition of goodwill from the merger of Housing and Commercial Bank in 2001.

The changes in cumulative temporary differences for the years ended December 31, 2015 and 2016, are as follows:

	2015
	Beginning		Decrease		Increase		Ending
	(In millions of Korean won)
Deductible temporary differences
Losses(gains) from fair value hedged item	￦	53,033	￦	53,033	￦	11,882	￦	11,882
Other provisions		410,564		385,987		424,662		449,239
Allowances for loan losses		6,133		5,751		4,697		5,079
Impairment losses on property and equipment		22,363		22,363		21,476		21,476
Deferred loan origination fees and costs		37,373		37,373		23,491		23,491
Interest on equity index-linked deposits		758		758		287		287
Share-based payments		42,749		35,167		37,340		44,922
Provisions for guarantees		225,414		225,414		157,954		157,954
Gains(losses) from valuation on derivative financial instruments		15,171		15,171		118,745		118,745
Present value discount		11,762		11,762		42,288		42,288
Loss on SPE repurchase		80,204		—		—		80,204
Investments in subsidiaries and others		864,496		72,716		29,279		821,059
Gains on valuation of security investment		259,171		259,171		298,796		298,796
Defined benefit liabilities		1,036,168		103,160		220,678		1,153,686
Accrued expenses		214,733		205,452		262,182		271,463
Derivative linked securities		1,388,534		1,388,534		3,090,264		3,090,264
Others		1,537,024		662,060		345,169		1,220,133

Sub-total		6,205,650	￦	3,483,872	￦	5,089,190		7,810,968

Unrecognized deferred income tax assets:
Other provisions		199						67
Loss on SPE repurchase		80,204						80,204
Investments in subsidiaries and others		776,596						797,862
Others		172,199						170,214

Total		5,176,452						6,762,621
Tax rate (%)		24.2						24.2

Total deferred income tax assets from deductible temporary differences	￦	1,251,855					￦	1,636,968

Taxable temporary differences
Accrued interest	￦	(329,039)	￦	(180,430)	￦	(189,793)	￦	(338,402)
Allowances for loans losses		(7,850)		(7,850)		—		—
Impairment losses on property and equipment		(1,481)		—		—		(1,481)
Deferred loan origination fees and costs		(548,978)		(548,978)		(629,161)		(629,161)
Gains(losses) from valuation on derivative financial instruments		(217,826)		(217,245)		(128,404)		(128,985)
Present value discount		(44,190)		(9,600)		(3,151)		(37,741)
Goodwill		(65,288)		—		—		(65,288)
Gains on revaluation		(1,136,143)		—		—		(1,136,143)
Investments in subsidiaries and others		(322,693)		(21)		(85,818)		(408,490)
Gains on valuation of security investment		(126,465)		(49,708)		(16,753)		(93,510)
Retirement insurance expense		(907,512)		(102,619)		(191,555)		(996,448)
Adjustments to the prepaid contributions		(114,107)		(114,107)		(90,653)		(90,653)
Derivative linked securities		(1,399,118)		(1,399,118)		(3,222,110)		(3,222,110)
Others		(353,745)		(172,323)		(244,906)		(426,328)

Sub-total		(5,574,435)	￦	(2,801,999)	￦	(4,802,304)		(7,574,740)

Unrecognized deferred income tax assets:
Goodwill		(65,288)						(65,288)
Investments in subsidiaries and others		(27,367)						(66,345)
Others		—						(1,914)

Total		(5,481,780)						(7,441,193)
Tax rate (%)		24.2						24.2

Total deferred income tax assets from deductible temporary differences	￦	(1,329,504)					￦	(1,807,838)

	2016
	Beginning		Decrease		Increase		Ending
	(In millions of Korean won)
Deductible temporary differences
Losses(gains) from fair value hedged item	￦	11,882	￦	11,882	￦	—	￦	—
Other provisions		449,239		466,913		398,537		380,863
Allowances for loan losses		5,079		26,492		51,567		30,154
Impairment losses on property and equipment		21,476		31,914		43,164		32,726
Deferred loan origination fees and costs		23,491		24,937		6,600		5,154
Interest on equity index-linked deposits		287		287		168		168
Share-based payments		44,922		39,600		51,328		56,650
Provisions for guarantees		157,954		157,954		126,319		126,319
Gains(losses) from valuation on derivative financial instruments		118,745		180,332		101,921		40,334
Present value discount		42,288		14,693		19,366		46,961
Loss on SPE repurchase		80,204		—		—		80,204
Investments in subsidiaries and others		821,059		59,354		49,014		810,719
Gains on valuation of security investment		298,796		394,580		543,172		447,388
Defined benefit liabilities		1,153,686		75,269		241,718		1,320,135
Accrued expenses		271,463		358,583		1,215,612		1,128,492
Derivative linked securities		3,090,264		3,098,449		132,573		124,388
Others		1,220,133		557,068		739,581		1,402,646

Sub-total		7,810,968	￦	5,498,307	￦	3,720,640		6,033,301

Unrecognized deferred income tax assets:
Other provisions		67						—
Loss on SPE repurchase		80,204						80,204
Investments in subsidiaries and others		797,862						774,259
Others		170,214						119,334

Total		6,762,621						5,059,504
Tax rate (%)		24.2						24.2

Total deferred income tax assets from deductible temporary differences	￦	1,636,968					￦	1,283,268

Taxable temporary differences
Losses(gains) from fair value hedged item	￦	—	￦	—	￦	(59,235)	￦	(59,235)
Accrued interest		(338,402)		(333,121)		(344,618)		(349,899)
Impairment losses on property and equipment		(1,481)		—		—		(1,481)
Deferred loan origination fees and costs		(629,161)		(649,107)		(680,891)		(660,945)
Gains(losses) from valuation on derivative financial instruments		(128,985)		(457,371)		(521,629)		(193,243)
Present value discount		(37,741)		(38,009)		(25,722)		(25,454)
Goodwill		(65,288)		—		—		(65,288)
Gains on revaluation		(1,136,143)		(61,094)		(107,261)		(1,182,310)
Investments in subsidiaries and others		(408,490)		(68,158)		(46,935)		(387,267)
Gains on valuation of security investment		(93,510)		(114,227)		(57,969)		(37,252)
Retirement insurance expense		(996,448)		(63,979)		(238,045)		(1,170,514)
Adjustments to the prepaid contributions		(90,653)		(90,653)		(62,569)		(62,569)
Derivative linked securities		(3,222,110)		(3,401,273)		(356,125)		(176,962)
Others		(426,328)		(663,284)		(1,031,097)		(794,141)

Sub-total		(7,574,740)	￦	(5,940,276)	￦	(3,532,096)		(5,166,560)

Unrecognized deferred income tax assets:
Goodwill		(65,288)						(65,288)
Investments in subsidiaries and others		(66,345)						(17,205)
Others		(1,914)						(906)

Total		(7,441,193)						(5,083,161)
Tax rate (%)		24.2						24.2

Total deferred income tax assets from deductible temporary differences	￦	(1,807,838)					￦	(1,253,126)

17. Assets Held for Sale

Details of assets held for sale as of December 31, 2015 and 2016, are as follows:

	2015
	Acquisition cost [1]		Accumulated impairment		Carrying amount		Fair value less costs to sell
	(In millions of Korean won)
Land held for sale	￦	35,997	￦	(8,531)	￦	27,466	￦	28,659
Buildings held for sale		37,115		(15,953)		21,162		21,621

Total	￦	73,112	￦	(24,484)	￦	48,628	￦	50,280

	2016
	Acquisition cost [1]		Accumulated impairment		Carrying amount		Fair value less costs to sell
	(In millions of Korean won)
Land held for sale	￦	31,310	￦	(8,179)	￦	23,131	￦	24,704
Buildings held for sale		50,086		(21,069)		29,017		29,300

Total	￦	81,396	￦	(29,248)	￦	52,148	￦	54,004

[1]	Acquisition cost of buildings held for sale is net of accumulated depreciation.

The valuation technique and input variables that are used to measure the fair value of assets held for sale as of December 31, 2016, are as follows:

	2016
	Fair value		Valuation technique[1]	Unobservable input[2]	Range of unobservable inputs (%)	Relationship of unobservable inputs to fair value
	(In millions of Korean won)
Land and buildings	￦	28,700	Market comparison approach model	Adjustment index	0.10~1.16	Fair value increases as the adjustment index rises.

				Adjustment ratio	-20.00~0.00	Fair value decreases as the absolute value of adjustment index rises.

		14,831	Market comparison approach model	Unit price per area of exclusive possession, Time point adjustment, Individual factor and others	Unit price per area of exclusive possession: About ￦4.9 million Time point adjustment: 0.9987 Individual factor: 0.85	Fair value increases as the unit price per area of exclusive possess and others rise.

		10,790	Market comparison approach model	Unit price per area of exclusive possession, Time point adjustment, Individual factor and others	Unit price per area of exclusive possession: About ￦7.8 million Time point adjustment: 1.00212 Individual factor: 0.176~0.585	Fair value increases as the unit price per area of exclusive possess and others rise.

Total	￦	54,321

[1]	The Group adjusted the appraisal value by the adjustment ratio in the event the public sale is unsuccessful.
[2]	Adjustment index is calculated using the real estate index or the producer price index, or land price volatility.

The fair values of assets held for sale were measured by qualified independent appraisers with experience in valuing similar properties in the same area. In addition, per the fair value hierarchy on Note 6.1, the fair value hierarchy of all investment properties has been categorized and classified as Level 3.

The changes in accumulated impairment losses of assets held for sale for the years ended December 31, 2015 and 2016, are as follows:

2015
Beginning	Provision	Reversal		Others		Ending
(In millions of Korean won)
￦ (34,066)	￦ (2,110)	￦	399	￦	11,293	￦ (24,484)

2016
Beginning	Provision	Reversal		Others		Ending
(In millions of Korean won)
￦ (24,484)	￦ (5,269)	￦	96	￦	409	￦ (29,248)

As of December 31, 2016, buildings and land classified as assets held for sale consist of 10 pieces of real estate of closed branches and KB Wellyan Private Equity Real Estate Fund No. 6 and 7, which were acquired from the litigation of KB Asset Management Co., Ltd. and 3 pieces of real estate of Hyundai Savings Bank. The management of the Group decided to sell the assets, and accordingly, the assets were classified as assets held for sale. As of December 31, 2015, five assets out of above assets held for sale are under negotiation for sale and the remaining assets are also being actively marketed.

18. Other Assets

Details of other assets as of December 31, 2015 and 2016, are as follows:

	2015		2016
	(In millions of Korean won)
Other financial assets
Other receivables	￦	3,652,481	￦	4,326,183
Accrued income		1,163,368		1,305,680
Guarantee deposits		1,204,474		1,230,400
Domestic exchange settlement debits		2,145,654		535,237
Others		52,258		25,226
Less: Allowances for loan losses		(308,699)		(95,629)
Less: Present value discount		(1,596)		(4,762)

Sub-total		7,907,940		7,322,335

Other non-financial assets
Other receivables		5,238		17,727
Prepaid expenses		280,563		188,135
Guarantee deposits		4,232		3,934
Insurance assets		112,489		128,146
Separate account assets		852,648		866,310
Others		236,571		356,380
Less: Allowances on other asset		(23,977)		(25,182)

Sub-total		1,467,764		1,535,450

Total	￦	9,375,704	￦	8,857,785

Changes in allowances for loan losses on other assets for the years ended December 31, 2015 and 2016, are as follows:

	2015
	Other financial assets		Other non-financial assets		Total
	(In millions of Korean won)
Beginning	￦	347,918	￦	23,294	￦	371,212
Written-off		(48,286)		(884)		(49,170)
Provision		6,083		1,567		7,650
Others		2,984		—		2,984

Ending	￦	308,699	￦	23,977	￦	332,676

	2016
	Other financial assets		Other non-financial assets		Total
	(In millions of Korean won)
Beginning	￦	308,699	￦	23,977	￦	332,676
Written-off		(271,522)		(540)		(272,062)
Provision		2,445		1,745		4,190
Business combination		13,537		—		13,537
Others		42,470		—		42,470

Ending	￦	95,629	￦	25,182	￦	120,811

19. Financial Liabilities at Fair Value through Profit or Loss

Details of financial liabilities at fair value through profit or loss as of December 31, 2015 and 2016, are as follows:

	2015		2016
	(In millions of Korean won)
Financial liabilities held for trading
Securities sold	￦	517,458	￦	1,070,272
Other		69,465		73,238

Sub-total		586,923		1,143,510

Financial liabilities designated at fair value through profit or loss
Derivative-linked securities		2,387,681		10,979,326

Total financial liabilities at fair value through profit or loss	￦	2,974,604	￦	12,122,836

The details of credit risk of financial liabilities designated at fair value through profit or loss as of December 31, 2015 and 2016, are as follows:

	2015		2016
	(In millions of Korean won)
Financial liabilities designated at fair value through profit or loss	￦	2,387,681	￦	10,979,326
Changes in fair value resulting from changes in the credit risk		(15,602)		12,131
Accumulated changes in fair value resulting from changes in the credit risk		(30,112)		(17,981)

20. Deposits

Details of deposits as of December 31, 2015 and 2016, are as follows:

	2015		2016
	(In millions of Korean won)
Demand deposits
Demand deposits in Korean won	￦	91,678,321	￦	104,758,222
Demand deposits in foreign currencies		4,147,646		5,305,313

Total demand deposits		95,825,967		110,063,535

Time deposits
Time deposits in Korean won		120,225,483		122,532,476
Fair value adjustments on valuation of fair value hedged items		(201)		—

Sub-total		120,225,282		122,532,476

Time deposits in foreign currencies		3,623,160		4,314,783
Fair value adjustments on valuation of fair value hedged items		(17,671)		(61,657)

Sub-total		3,605,489		4,253,126

Total time deposits		123,830,771		126,785,602

Certificates of deposits		4,611,447		2,880,558

Total deposits	￦	224,268,185	￦	239,729,695

21. Debts

Details of debts as of December 31, 2015 and 2016, consist of:

	2015		2016
	(In millions of Korean won)
Borrowings	￦	12,304,226	￦	14,485,789
Repurchase agreements and others		1,845,611		8,825,564
Call money		2,090,906		2,940,133

Total	￦	16,240,743	￦	26,251,486

Details of borrowings as of December 31, 2015 and 2016, are as follows:

		Lender	Annual interest rate (%)	2015		2016
				(In millions of Korean won)
Borrowings in Korean won	Borrowings from the Bank of Korea	Bank of Korea	0.50~0.75	￦	1,421,375	￦	1,644,260
	Borrowings from the government	Korea Energy Agency and others	0.00~3.00		1,156,670		1,331,688
	Borrowings from banking institutions	Industrial Bank of Korea	—		180		—
	Borrowings from non-banking financial institutions	The Korea Development Bank and others	0.20~2.70		374,369		889,433
	Other borrowings	Korea Gas Safety Corporation and others	0.00~7.50		3,360,593		4,284,108

		Sub-total			6,313,187		8,149,489

Borrowings in foreign currencies	Due to banks	JP Morgan Chase Bank and Others	—		9,884		70,624
	Borrowings from banking institutions	Mizuho Bank and Others	0.00~3.18		3,530,562		3,949,376
	Other borrowings from financial institutions	The Export-Import Bank of Korea and others	1.35~2.25		212,507		121,104
	Other borrowings	Standard Chartered Bank and others	0.00~5.10		2,238,086		2,195,196

		Sub-total			5,991,039		6,336,300

		Total		￦	12,304,226	￦	14,485,789

The details of repurchase agreements and others as of December 31, 2015 and 2016, are as follows:

	Lenders	Annual interest rate (%)	2015		2016
			(In millions of Korean won)
Repurchase agreements	Individuals, Groups and Corporations	0.00~2.44	￦	1,817,754	￦	8,815,027
Bills sold	Counter sale	0.40~1.00		27,857		10,537

	Total		￦	1,845,611	￦	8,825,564

The details of call money as of December 31, 2015 and 2016, are as follows:

	Lenders	Annual interest rate (%)	2015		2016
			(In millions of Korean won)
Call money in Korean won	KEB Hana bank and others	1.08~1.92	￦	1,006,400	￦	1,755,200
Call money in foreign currencies	Central bank Uzbekistan and others	0.08~3.30		1,084,506		1,184,933

	Total		￦	2,090,906	￦	2,940,133

22. Debentures

Details of debentures as of December 31, 2015 and 2016, are as follows:

	Annual interest rate (%)	2015		2016
	(In millions of Korean won)
Debentures in Korean won
Structured debentures	0.29~6.70	￦	909,788	￦	1,146,300
Subordinated fixed rate debentures in Korean won	3.08~5.70		4,586,829		3,271,693
Fixed rate debentures in Korean won	1.29~5.30		22,500,223		25,627,695
Floating rate debentures in Korean won	1.36~2.25		448,000		1,108,000

Sub-total			28,444,840		31,153,688

Fair value adjustments on fair value hedged financial debentures in Korean won			40,171		26,724
Less: Discount on debentures in Korean won			(17,740)		(19,064)

Sub-total			28,467,271		31,161,348

Debentures in foreign currencies
Floating rate debentures	1.44~1.76		1,829,124		1,063,480
Fixed rate debentures	1.38~3.63		2,325,537		2,803,720

Sub-total			4,154,661		3,867,200

Fair value adjustments on fair value hedged debentures in foreign currencies			(10,416)		(24,302)
Less: Discount or premium on debentures in foreign currencies			(10,913)		(12,189)

Sub-total			4,133,332		3,830,709

Total		￦	32,600,603	￦	34,992,057

Changes in debentures based on face value for the years ended December 31, 2015 and 2016, are as follows:

	2015
	Beginning		Issues		Repayments		Others		Ending
	(In millions of Korean won)
Debentures in Korean won
Structured debentures	￦	1,239,238	￦	120,000	￦	(449,450)	￦	—	￦	909,788
Subordinated fixed rate debentures in Korean won		4,761,124		—		(174,295)		—		4,586,829
Fixed rate debentures in Korean won		18,839,553		78,939,000		(75,278,330)		—		22,500,223
Floating rate debentures in Korean won		1,133,000		30,000		(715,000)		—		448,000

Sub-total		25,972,915		79,089,000		(76,617,075)		—		28,444,840

Debentures in foreign currencies
Floating rate debentures		1,648,175		179,565		(111,939)		113,323		1,829,124
Fixed rate debentures		1,578,980		1,013,959		(378,577)		111,175		2,325,537

Sub-total		3,227,155		1,193,524		(490,516)		224,498		4,154,661

Total	￦	29,200,070	￦	80,282,524	￦	(77,107,591)	￦	224,498	￦	32,599,501

	2016
	Beginning		Issues		Repayments		Business combination		Others		Ending
	(In millions of Korean won)
Debentures in Korean won
Structured debentures	￦	909,788	￦	892,100	￦	(1,540,488)	￦	884,900	￦	—	￦	1,146,300
Subordinated fixed rate debentures in Korean won		4,586,829		—		(1,314,836)		—		(300)		3,271,693
Fixed rate debentures in Korean won		22,500,223		96,455,800		(93,898,928)		570,600		—		25,627,695
Floating rate debentures in Korean won		448,000		760,000		(100,000)		—		—		1,108,000

Sub-total		28,444,840		98,107,900		(96,854,252)		1,455,500		(300)		31,153,688

Debentures in foreign currencies
Floating rate debentures		1,829,124		35,595		(806,459)		—		5,220		1,063,480
Fixed rate debentures		2,325,537		1,185,480		(817,096)		—		109,799		2,803,720

Sub-total		4,154,661		1,221,075		(1,623,555)		—		115,019		3,867,200

Total	￦	32,599,501	￦	99,328,975	￦	(98,477,807)	￦	1,455,500	￦	114,719	￦	35,020,888

23. Provisions

Details of provisions as of December 31, 2015 and 2016, are as follows:

	2015		2016
	(In millions of Korean won)
Provisions for unused loan commitments	￦	195,385	￦	189,349
Provisions for payment guarantees		158,454		126,428
Provisions for financial guarantee contracts		3,809		4,333
Provisions for restoration cost		75,351		84,854
Others		174,861		132,753

Total	￦	607,860	￦	537,717

Changes in provisions for unused loan commitments, payment guarantees for the years ended December 31, 2015 and 2016, are as follows:

	2015
	Provisions for unused loan commitments		Provisions for payment guarantees		Total
	(In millions of Korean won)
Beginning	￦	209,964	￦	207,927	￦	417,891
Effects of changes in foreign exchange rate		788		4,809		5,597
Provision(reversal)		(15,367)		(54,282)		(69,649)

Ending	￦	195,385	￦	158,454	￦	353,839

	2016
	Provisions for unused loan commitments		Provisions for payment guarantees		Total
	(In millions of Korean won)
Beginning	￦	195,385	￦	158,454	￦	353,839
Effects of changes in foreign exchange rate		204		737		941
Provision(reversal)		(6,240)		(32,763)		(39,003)

Ending	￦	189,349	￦	126,428	￦	315,777

Changes in provisions for financial guarantee contracts for the years ended December 31, 2015 and 2016, are as follows:

	2015		2016
	(In millions of Korean won)
Beginning	￦	2,718	￦	3,809
Provision (Reversal)		1,091		(2,958)
Business combination		—		3,482

Ending	￦	3,809	￦	4,333

Changes in provisions for restoration cost for the years ended December 31, 2015 and 2016, are as follows:

	2015		2016
	(In millions of Korean won)
Beginning	￦	73,442	￦	75,351
Provision		3,916		3,886
Reversal		(537)		(967)
Used		(4,207)		(5,940)
Unwinding of discount		2,042		1,890
Effects of changes in discount rate		695		6,941
Business combination		—		3,693

Ending	￦	75,351	￦	84,854

Provisions for restoration cost are the present value of estimated costs to be incurred for the restoration of the leased properties. Actual expenses are expected to be incurred at the end of each lease contract. Three-year historical data of expired leases were used to estimate the average lease period. Also, the average restoration expense based on actual three-year historical data and the three-year historical average inflation rate were used to estimate the present value of estimated costs.

Changes in other provisions for the years ended December 31, 2015 and 2016, are as follows:

	2015
	Membership rewards program		Dormant accounts		Litigations		Greenhouse gas emission liabilities[1]		Others		Total
	(In millions of Korean won)
Beginning	￦	11,274	￦	33,996	￦	24,506	￦	—	￦	50,520	￦	120,296
Increase		22,304		27,056		57,691		69		49,905		157,025
Decrease		(24,948)		(19,961)		(10,957)		—		(46,594)		(102,460)

Ending	￦	8,630	￦	41,091	￦	71,240	￦	69	￦	53,831	￦	174,861

	2016
	Membership rewards program		Dormant accounts		Litigations		Greenhouse gas emission liabilities[1]		Others		Total
	(In millions of Korean won)
Beginning	￦	8,630	￦	41,091	￦	71,240	￦	69	￦	53,831	￦	174,861
Increase		26,336		32,464		1,589		434		9,007		69,830
Decrease		(26,176)		(23,159)		(52,206)		(145)		(10,252)		(111,938)

Ending	￦	8,790	￦	50,396	￦	20,623	￦	358	￦	52,586	￦	132,753

[1]	As of December 31, 2015 and 2016, the estimated greenhouse gas emission is 122,542 tons 117,831 tons, respectively.

24. Net Defined Benefit Liabilities

Defined benefit plan

The Group operates defined benefit plans which have the following characteristics:

•	The Group has the obligation to pay the agreed benefits to all its current and former employees.

•	Actuarial risk (that benefits will cost more than expected) and investment risk fall, in substance, on the Group.

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

Actuarial assumptions may differ from actual results, due to changes in the market, economic trends and mortality trends which may impact defined benefit liabilities and future payments. Actuarial gains and losses arising from changes in actuarial assumptions are recognized in the period incurred through other comprehensive income.

Changes in the net defined benefit liabilities for the years ended December 31, 2015 and 2016, are as follows:

	2015
	Present value of defined benefit obligation		Fair value of plan assets		Net defined benefit liabilities
	(In millions of Korean won)
Beginning	￦	1,271,078	￦	(1,195,394)	￦	75,684
Current service cost		185,710		—		185,710
Interest cost(income)		37,742		(35,523)		2,219
Past service cost		(47)		—		(47)
Remeasurements:
Actuarial gains and losses by changes in demographic assumptions		(5,270)		—		(5,270)
Actuarial gains and losses by changes in financial assumptions		8,864		—		8,864
Actuarial gains and losses by experience adjustments		14,573		—		14,573
Return on plan assets (excluding amounts included in interest income)		—		12,051		12,051
Contributions		—		(214,792)		(214,792)
Payments from plans (benefit payments)		(93,112)		93,112		—
Payments from the Group		(5,973)		—		(5,973)
Transfer in		5,950		(5,819)		131
Transfer out		(5,968)		5,962		(6)
Effect of exchange rate changes		22		—		22
Others		31		—		31

Ending	￦	1,413,600	￦	(1,340,403)	￦	73,197

	2016
	Present value of defined benefit obligation		Fair value of plan assets		Net defined benefit liabilities
	(In millions of Korean won)
Beginning	￦	1,413,600	￦	(1,340,403)	￦	73,197
Current service cost		192,010		—		192,010
Interest cost		34,885		(33,211)		1,674
Past service cost		4,408		—		4,408
Gain or loss on settlement		(396)		—		(396)
Remeasurements:
Actuarial gains and losses by changes in demographic assumptions		2,281		—		2,281
Actuarial gains and losses by changes in financial assumptions		(37,085)		—		(37,085)
Actuarial gains and losses by experience adjustments		7,017		—		7,017
Return on plan assets (excluding amounts included in interest income)		—		11,071		11,071
Contributions:
Employers		—		(162,547)		(162,547)
Employees		—		(3,106)		(3,106)
Payments from plans (benefit payments)		(52,508)		52,508		—
Payments from the Group		(9,837)		—		(9,837)
Transfer in		4,408		(4,325)		83
Transfer out		(4,897)		4,880		(17)
Effect of exchange rate changes		18		—		18
Effect of business combination and disposal of business		22,099		(4,571)		17,528

Ending	￦	1,576,003	￦	(1,479,704)	￦	96,299

Details of the net defined benefit liabilities as of December 31, 2015 and 2016, are as follows:

	2015		2016
	(In millions of Korean won)
Present value of defined benefit obligation	￦	1,413,600	￦	1,576,003
Fair value of plan assets		(1,340,403)		(1,479,704)

Net defined benefit liabilities	￦	73,197	￦	96,299

Details of post-employment benefits recognized in profit or loss as employee compensation and benefits for the years ended December 31, 2014, 2015 and 2016, are as follows:

	2014		2015		2016
	(In millions of Korean won)
Current service cost	￦	163,997	￦	185,710	￦	192,010
Past service cost		11		(47)		4,408
Net interest expenses of net defined benefit liabilities		—		2,219		1,674
Gain or loss on settlement		2,663		—		(396)

Post-employment benefits[1]	￦	166,671	￦	187,882	￦	197,696

[1]	Post-employment benefits amounting to ￦971 million, ￦1,143 million, ￦1,577 million and for the years ended December 31, 2014, 2015 and 2016, respectively, are recognized as other operating expense in the statements of comprehensive income.

Remeasurements of the net defined benefit liabilities recognized as other comprehensive income for the years ended December 31, 2014, 2015 and 2016, are as follows:

	2014		2015		2016
	(In millions of Korean won)
Remeasurements:
Return on plan assets (excluding amounts included in interest income)	￦	(12,576)	￦	(12,051)	￦	(11,071)
Actuarial gains and losses		(118,817)		(18,167)		27,787
Income tax effects		31,799		7,312		(4,045)

Remeasurements after income tax	￦	(99,594)	￦	(22,906)	￦	12,671

The details of fair value of plan assets as of December 31, 2015 and 2016, are as follows:

	2015
	Assets quoted in an active market		Assets not quoted in an active market		Total
	(In millions of Korean won)

Cash and due from financial institutions	￦	—	￦	1,340,403	￦	1,340,403

Total	￦	—	￦	1,340,403	￦	1,340,403

	2016
	Assets quoted in an active market		Assets not quoted in an active market		Total
	(In millions of Korean won)

Cash and due from financial institutions	￦	—	￦	1,479,419	￦	1,479,419

Investment fund		—		285		285

Total	￦	—	￦	1,479,704	￦	1,479,704

Key actuarial assumptions used as of December 31, 2015 and 2016, are as follows:

	2015	2016
Discount rate (%)	1.90 ~ 2.50	1.80 ~ 3.46
Salary increase rate (%)	0.00 ~ 7.50	0.00 ~ 7.50
Turnover (%)	0.00 ~ 27.00	0.00 ~ 29.00

Mortality assumptions are based on the experience-based mortality table of Korea Insurance Development Institute of 2015.

The sensitivity of the defined benefit obligation to changes in the weighted principal assumptions as of December 31, 2016, are as follows:

	Changes in principal assumption	Effect on net defined benefit obligation
		Increase in principal assumption	Decrease in principal assumption
Discount rate (%)	0.5 p.	3.96 decrease	4.24 increase
Salary increase rate (%)	0.5 p.	3.95 increase	3.72 decrease
Turnover (%)	0.5 p.	0.33 decrease	0.34 increase

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

Expected maturity analysis of undiscounted pension benefits (including expected future benefit) as of December 31, 2016, is as follows:

	Up to 1 year		1~2 years		2~5 years		5~10 years		Over 10 years		Total
	(In millions of Korean won)
Pension benefits[1]	￦	192,077	￦	132,969	￦	415,890	￦	879,521	￦	2,762,385	￦	4,382,842

[1]	Excluded payments settled according to pension equity plan.

The weighted average duration of the defined benefit obligation is 1.0 ~ 11.3 years.

Expected contribution to plan assets for periods after December 31, 2016, is estimated to be ￦170,307 million.

25. Other Liabilities

Details of other liabilities as of December 31, 2015 and 2016, are as follows:

	2015		2016
	(In millions of Korean won)
Other financial liabilities
Other payables	￦	5,156,880	￦	6,526,330
Prepaid card and debit card		18,233		19,076
Accrued expenses		2,718,654		2,613,445
Financial guarantee liabilities		12,446		26,449
Deposits for letter of guarantees and others		501,188		561,664
Domestic exchange settlement credits		127,562		1,338,103
Foreign exchanges settlement credits		53,367		116,226
Borrowings from other business accounts		47,707		5,204
Other payables from trust accounts		2,791,404		4,430,508
Liability incurred from agency relationships		488,325		386,670
Account for agency businesses		321,557		248,257
Dividend payables		476		475
Other payables from factored receivables		40,178		—
Others		636		14,171

Sub-total		12,278,613		16,286,578

Other non-financial liabilities
Other payables		80,167		842,902
Unearned revenue		146,798		226,096
Accrued expenses		257,817		395,933
Deferred revenue on credit card points		123,615		145,457
Withholding taxes		115,092		140,258
Insurance liabilities		6,924,699		7,290,844
Separate account liabilities		860,946		875,015
Others		73,887		126,658

Sub-total		8,583,021		10,043,163

Total	￦	20,861,634	￦	26,329,741

26. Equity

26.1 Share Capital

Details of share capital and number of issued shares of the Parent Company as of December 31, 2015 and 2016, are as follows:

	2015		2016
Type of share	Ordinary share		Ordinary share
Number of authorized shares		1,000,000,000		1,000,000,000
Par value per share	￦	5,000	￦	5,000
Number of issued shares		386,351,693		418,111,537
Share capital[1]	￦	1,931,758	￦	2,090,558

[1]	In millions of Korean won.

Changes in outstanding shares for the years ended December 31, 2015 and 2016, are as follows:

	2015	2016
	(In number of shares)
Beginning	386,351,693	386,351,693
Increase	—	31,759,844
Decrease	—	(19,826,100)
Ending	386,351,693	398,285,437

26.2 Capital Surplus

Details of capital surplus as of December 31, 2015 and 2016, are as follows:

	2015		2016
	(In millions of Korean won)
Share premium	￦	12,226,596	￦	13,190,274
Loss on sales of treasury shares		(568,544)		(568,544)
Other capital surplus		4,196,458		4,373,172

Total	￦	15,854,510	￦	16,994,902

26.3 Accumulated Other Comprehensive Income

Details of accumulated other comprehensive income as of December 31, 2015 and 2016, are as follows:

	2015		2016
	(In millions of Korean won)
Remeasurements of net defined benefit liabilities	￦	(133,876)	￦	(121,055)
Exchange differences on translating foreign operations		32,990		53,138
Change in value of available-for-sale financial assets		653,130		601,620
Change in value of held-to-maturity financial assets		2,731		6,447
Shares of other comprehensive income of associates		(89,081)		(96,174)
Cash flow hedges		(10,173)		(6,075)
Hedges of a net investment in a foreign operation		(25,477)		(32,572)

Total	￦	430,244	￦	405,329

26.4 Retained Earnings

Details of retained earnings as of December 31, 2015 and 2016, are as follows:

	2015		2016
	(In millions of Korean won)
Legal reserves[1]	￦	251,517	￦	275,860
Voluntary reserves		982,000		982,000
Unappropriated retained earnings		9,230,592		10,971,368

Total	￦	10,464,109	￦	12,229,228

[1]	With respect to the allocation of net profit earned in a fiscal term, the Parent Company must set aside in its legal reserve an amount equal to at least 10% of its net income after tax as reported in the separate statement of comprehensive income each time it pays dividends on its net profits earned until its legal reserve reaches at least the aggregate amount of its share capital in accordance with Article 53 of the Financial Holding Company Act. The reserve is not available for the payment of cash dividends, but may be transferred to share capital, or used to reduce accumulated deficit.
[2]	Retained earnings restricted for dividend at subsidiaries level pursuant to law and regulations amounts to ￦2,670,478 million as of December 31, 2016.

26.5 Treasury Shares

Changes in treasury shares outstanding for the year ended December 31, 2016, are as follows:

	2016
	Beginning		Acquisition		Disposal		Ending
	(In number of shares and millions of Korean won)
Number of treasury shares[1]		—		19,826,100		—		19,826,100
Carrying amount[1]	￦	—	￦	721,973	￦	—	￦	721,973

[1]	The Group has entered into a trust agreement with Samsung Securities Co., Ltd. to acquire treasury shares amounting to ￦800,000 million in order to enhance shareholder value.

27. Net Interest Income

Details of interest income and interest expense for the years ended December 31, 2014, 2015 and 2016, are as follows:

	2014		2015		2016
	(In millions of Korean won)
Interest income
Due from financial institutions	￦	190,302	￦	151,681	￦	111,433
Loans		10,168,304		9,102,433		8,905,769
Financial investments
Available-for-sale financial assets		571,755		497,476		426,762
Held-to-maturity financial assets		548,361		491,429		463,200
Other		156,574		132,804		114,718

Sub-total		11,635,296		10,375,823		10,021,882

Interest expenses
Deposits		3,845,468		3,035,425		2,476,579
Debts		265,773		195,021		229,475
Debentures		1,032,111		866,801		853,430
Other		76,169		75,377		59,869

Sub-total		5,219,521		4,172,624		3,619,353

Net interest income	￦	6,415,775	￦	6,203,199	￦	6,402,529

Interest income recognized on impaired loans is ￦60,212 million (2015: ￦73,290 million, 2014: ￦108,968 million) for the year ended December 31, 2016. Interest income recognized on impaired financial investments is ￦226 million (2015: ￦235 million, 2014: ￦242 million) for the year ended December 31, 2016.

28. Net Fee and Commission Income

Details of fee and commission income, and fee and commission expense for the years ended December 31, 2014, 2015 and 2016, are as follows:

	2014		2015		2016
	(In millions of Korean won)
Fee and commission income
Banking activity fees	￦	167,452	￦	168,389	￦	176,968
Lending activity fees		74,133		87,790		79,287
Credit card related fees and commissions		1,106,601		1,223,221		1,258,704
Debit card related fees and commissions		291,723		340,509		369,329
Agent activity fees		158,022		168,135		172,220
Trust and other fiduciary fees		230,839		270,664		219,215
Fund management related fees		89,264		104,924		119,745
Guarantee fees		29,811		30,121		40,710
Foreign currency related fees		96,018		97,146		99,022
Commissions from transfer agent services		148,583		164,916		166,371
Other business account commission on consignment		25,311		30,525		33,707
Commissions received on securities business		68,249		88,111		154,966
Lease fees		16,050		38,403		75,737
Other		164,129		158,241		184,896

Sub-total		2,666,185		2,971,095		3,150,877

Fee and commission expense
Trading activity related fees[1]		7,938		11,050		15,555
Lending activity fees		9,958		20,507		15,010
Credit card related fees and commissions		979,913		1,093,538		1,209,553
Outsourcing related fees		76,604		87,875		91,700
Foreign currency related fees		12,812		12,419		17,205
Management fees of written-off loans		9,853		4,065		4,456
Other		186,378		206,658		212,506

Sub-total		1,283,456		1,436,112		1,565,985

Net fee and commission income	￦	1,382,729	￦	1,534,983	￦	1,584,892

[1]	The fees from financial assets/liabilities at fair value through profit or loss.

29. Net Gains or Losses on Financial Assets/Liabilities at Fair Value Through Profit or Loss

29.1 Net Gains or Losses on Financial Instruments Held for Trading

Net gain or loss from financial instruments held for trading includes interest income, dividend income and gains or losses arising from changes in the fair values, sales and redemptions. Details of net gain or loss from financial instruments held for trading for the years ended December 31, 2014, 2015 and 2016, are as follows:

	2014		2015		2016
	(In millions of Korean won)
Gains related to financial instruments held for trading
Financial assets held for trading
Debt securities	￦	471,048	￦	376,738	￦	457,570
Equity securities		68,024		62,326		120,289

Sub-total		539,072		439,064		577,859

Derivatives held for trading
Interest rate		1,327,839		1,007,933		1,162,058
Currency		1,919,287		2,326,371		3,751,706
Stock or stock index		153,863		179,570		899,185
Credit		—		25,402		52,988
Commodity		568		1,279		4,284
Other		6,894		1,752		4,808

Sub-total		3,408,451		3,542,307		5,875,029

Financial liabilities held for trading		35,645		69,844		100,246

Other financial instruments		47		2,167		238

Total	￦	3,983,215	￦	4,053,382	￦	6,553,372

Losses related to financial instruments held for trading
Financial assets held for trading
Debt securities	￦	38,888	￦	65,939	￦	265,760
Equity securities		85,808		44,699		114,052

Sub-total		124,696		110,638		379,812

Derivatives held for trading
Interest rate		1,411,540		1,036,573		1,164,423
Currency		1,796,605		2,224,261		3,827,928
Stock or stock index		101,267		269,401		658,832
Credit		—		21,974		46,251
Commodity		547		1,127		3,545
Other		841		339		1,291

Sub-total		3,310,800		3,553,675		5,702,270

Financial liabilities held for trading		97,621		131,125		99,024

Other financial instruments		50		2,214		173

Total	￦	3,533,167	￦	3,797,652	￦	6,181,279

Net gains or losses on financial instruments held for trading	￦	450,048	￦	255,730	￦	372,093

29.2 Net Gains or Losses on Financial Instruments Designated at Fair Value Through Profit or Loss

Net gain or loss from financial instruments designated at fair value through profit or loss includes interest income, dividend income and gains or losses arising from changes in the fair values, sales and redemptions. Details of net gain or loss from financial instruments designated at fair value through profit or loss for the years ended December 31, 2014, 2015 and 2016, are as follows:

	2014		2015		2016
	(In millions of Korean won)
Gains related to financial instruments designated at fair value through profit or loss
Financial assets designated at fair value through profit or loss	￦	28,496	￦	46,051	￦	118,721
Financial liabilities designated at fair value through profit or loss		34,468		188,392		91,357

Sub-total		62,964		234,443		210,078

Losses related to financial instruments designated at fair value through profit or loss
Financial assets designated at fair value through profit or loss		22,521		42,690		8,447
Financial liabilities designated at fair value through profit or loss		51,293		87,756		582,492

Sub-total		73,814		130,446		590,939

Net gains or losses on financial instruments designated at fair value through profit or loss	￦	(10,850)	￦	103,997	￦	(380,861)

30. Other Operating Income and Expenses

Details of other operating income and expenses for the years ended December 31, 2014, 2015 and 2016, are as follows:

	2014		2015		2016
	(In millions of Korean won)
Other operating income
Revenue related to available-for-sale financial assets
Gain on redemption of available-for-sale financial assets	￦	—	￦	312	￦	226
Gain on sale of available-for-sale financial assets		91,925		404,144		236,344
Reversal for impairment on available-for-sale financial assets		260		265		328
Sub-total		92,185		404,721		236,898

Revenue related to available-for-sale held-to-maturity investments
Gains on sale of available-for- sale held-to-maturity investments		1,668		—		—

Sub-total		1,668		—		—

Gain on foreign exchange transactions		1,490,797		2,464,723		3,567,560
Income related to insurance		1,215,031		1,373,373		1,201,352
Dividend income		78,298		96,829		134,989
Others		221,745		258,888		278,827

Total other operating income		3,099,724		4,598,534		5,419,626

Other operating expenses
Expense related to available-for-sale financial assets
Loss on redemption of available-for-sale financial assets		7		114		—
Loss on sale of available-for-sale financial assets		7,381		10,108		44,360
Impairment on available-for-sale financial assets		195,929		227,588		35,216

Sub-total		203,317		237,810		79,576

Loss on foreign exchanges transactions		1,456,918		2,406,683		3,303,205
Expense related to insurance		1,352,384		1,478,987		1,319,155
Others		1,128,014		1,191,014		1,251,401

Total other operating expenses		4,140,633		5,314,494		5,953,337

Net other operating income (expenses)	￦	(1,040,909)	￦	(715,960)	￦	(533,711)

31. General and Administrative Expenses

31.1 General and Administrative Expenses

Details of general and administrative expenses for the years ended December 31, 2014, 2015 and 2016, are as follows:

	2014		2015		2016
	(In millions of Korean won)
Employee Benefits
Salaries and short-term employee benefits—salaries	￦	1,700,120	￦	1,764,459	￦	1,874,396
Salaries and short-term employee benefits—others		706,309		755,829		734,119
Post-employment benefits—defined benefit plans		165,700		186,739		196,119
Post-employment benefits—defined contribution plans		8,821		10,262		9,361
Termination benefits		1,124		391,549		903,435
Share-based payments		11,422		17,429		38,190

Sub-total		2,593,496		3,126,267		3,755,620

Depreciation and amortization		261,056		257,306		288,620

Other general and administrative expenses
Rental expense		297,656		273,531		280,888
Tax and dues		150,443		142,272		134,892
Communication		38,661		37,136		37,114
Electricity and utilities		27,988		28,752		29,921
Publication		19,642		18,337		17,300
Repairs and maintenance		16,892		15,777		15,722
Vehicle		11,579		10,291		9,624
Travel		5,489		6,784		8,059
Training		17,362		23,544		23,426
Service fees		106,403		115,919		129,032
Electronic data processing expenses		167,546		163,160		160,863
Advertising		124,153		124,546		142,186
Others		171,328		179,962		195,444

Sub-total		1,155,142		1,140,011		1,184,471

Total	￦	4,009,694	￦	4,523,584	￦	5,228,711

31.2 Share-based Payments

31.2.1 Stock options

There are no stock options outstanding for the year ended December 31, 2016. Changes in the number of granted stock options and the weighted average exercise price for year ended December 31, 2015, were as follows:

	2015
	Number of granted stock						Number of exercisable shares		Exercise price per share		Remaining contractual life(Years)
	Beginning		Expired		Ending
	(In Korean won, except shares)
Series 22		657,498		657,498		—			￦	—	—
Series 23		15,246		15,246		—		—		—	—

Total		672,744		672,744		—		—

Weighted average exercise price	￦	77,268	￦	77,268	￦	—	￦	—

There is no intrinsic value of the vested stock options as of December 31, 2015.

31.2.2 Stock grants

The Group changed the scheme of share-based payment from stock options to stock grants in November 2007. The stock grant award program is an incentive plan that sets, on grant date, the maximum amount of shares that can be awarded. Actual stock granted at the end of the vesting period is determined in accordance with achievement of pre-specified targets over the vesting period.

Details of stock grants linked to long-term performance as of December 31, 2016, are as follows:

	Grant date	Number of granted shares[1]	Vesting conditions
	(In number of shares)
KB Financial Group Inc.
Series 4	July 13, 2010	12,429	Services fulfillment, Achievement of targets on the basis of market and non-market performance[2,3]
Series 8	Jan. 01, 2012	13,471	Services fulfillment, Achievement of targets on the basis of market and non-market performance[2,4]
Series 9	July 17, 2013	13,209	Services fulfillment, Achievement of targets on the basis of market and non-market performance[2,4]
Series 12	Nov. 21, 2014	32,449	Services fulfillment, Achievement of targets on the basis of market and non-market performance [2,5]
Series 14	July 17, 2015	11,363	Services fulfillment, Achievement of targets on the basis of market and non-market performance[2,6]
Series 15	Jan. 01, 2016	71,088	Services fulfillment, Achievement of targets on the basis of market and non-market performance[2,6]
Series 16	Mar. 18, 2016	12,162	Services fulfillment, Achievement of targets on the basis of market and non-market performance[2,6]
Deferred grant in 2013	—	4,009	Satisfied
Deferred grant in 2014	—	10,572	Satisfied
Deferred grant in 2015	—	27,096	Satisfied
Deferred grant in 2016	—	13,304	Satisfied

Sub-total		221,152

Kookmin Bank
Series 60	Jan. 01, 2015	277,205	Services fulfillment, Achievement of targets on the basis of market and non-market performance[2,7]
Series 61	Apr. 14, 2015	8,390	Services fulfillment, Achievement of targets on the basis of market and non-market performance[2,7]
Series 62	Jan. 12, 2015	16,505	Services fulfillment, Achievement of targets on the basis of market and non-market performance[2,7]
Series 64	July 24, 2015	21,153	Services fulfillment, Achievement of targets on the basis of market and non-market performance[2,7]
Series 65	Aug. 26, 2015	13,828	Services fulfillment, Achievement of targets on the basis of market and non-market performance[2,7]
Series 66	Nov. 21, 2014	28,392	Services fulfillment, Achievement of targets on the basis of market and non-market performance[2,5]
Series 67	Jan. 01, 2016	164,063	Services fulfillment, Achievement of targets on the basis of market and non-market performance[2,8]
Series 68	July 05, 2016	9,621	Services fulfillment, Achievement of targets on the basis of market and non-market performance[2,8]
Deferred grant in 2013	—	22,335	Satisfied
Deferred grant in 2014	—	70,766	Satisfied
Deferred grant in 2015	—	88,848	Satisfied

Sub-total		721,106

	Grant date	Number of granted shares[1]	Vesting conditions
	(In number of shares)
Other subsidiaries and associate
Stock granted in 2010	—	2,487	Services fulfillment, Achievement of targets on the basis of market and non-market performance[9]
Stock granted in 2011	—	3,469	Services fulfillment, Achievement of targets on the basis of market and non-market performance[9]
Stock granted in 2012	—	10,224	Services fulfillment, Achievement of targets on the basis of market and non-market performance[9]
Stock granted in 2013	—	31,692	Services fulfillment, Achievement of targets on the basis of market and non-market performance[9]
Stock granted in 2014	—	82,192	Services fulfillment, Achievement of targets on the basis of market and non-market performance[9]
Stock granted in 2015	—	197,609	Services fulfillment, Achievement of targets on the basis of market and non-market performance[9]
Stock granted in 2016	—	183,905	Services fulfillment, Achievement of targets on the basis of market and non-market performance[9]
Sub-total		511,578

Total		1,453,836

[1]	Granted shares represent the total number of shares initially granted to directors and employees that have residual shares at the end of reporting period (Deferred grants are residual shares as of December 31, 2016).
[2]	During the year, executives and employees were given the option of deferred payment of the granted shares (after the date of retirement), payment ratio, and payment period. Accordingly, a certain percentage of the granted amount is deferred for up to five years after the date of retirement after the deferred grant has been confirmed.
[3]	37.5%, 37.5% and 25% of the number of granted shares to be compensated are determined upon the accomplishment of relative TSR(Total Shareholder Return), EPS and qualitative indicators, respectively. 30%, 30% and 40% of the number of certain granted shares to be compensated are determined upon the accomplishment of Performance Results, financial results of the Group and relative TSR, respectively. 40%, 40% and 20% of the number of certain granted shares to be compensated are determined upon the accomplishment of EPS, relative TSR and qualitative indicators, respectively.
[4]	30%, 30% and 40% of the number of granted shares to be compensated are determined upon the accomplishment of Performance Results, financial results of the Group and relative TSR, respectively. 50% of the number of certain granted shares to be compensated is determined upon the accomplishment of Performance Results, while 50% is determined upon the accomplishment of relative TSR.
[5]	35%, 35% and 30% of the number of granted shares to be compensated are determined upon the accomplishment of relative TSR, EPS and Asset Quality, respectively.
[6]	40%, 30% and 30% of the number of granted shares to be compensated are determined upon the accomplishment of the Performance Results, financial results of the Group and relative TSR, respectively. 50% of the number of certain granted shares to be compensated is determined upon the accomplishment of Performance Results, while 50% is determined upon the accomplishment of relative TSR.
[7]	30%, 40% and 30% of the number of granted shares to be compensated are determined upon the accomplishment of relative TSR, Performance Results and financial results of Kookmin Bank, respectively. 50% of the number of certain granted shares to be compensated is determined upon the accomplishment of relative TSR, while 50% is determined upon the accomplishment of Performance Results.
[8]	30%, 40% and 30% of the number of granted shares to be compensated are determined upon the accomplishment of relative TSR, Performance Results and Evaluation of the Bank president’s performance, respectively. 50% of the number of certain granted shares to be compensated is determined upon the accomplishment of relative TSR, while 50% is determined upon the accomplishment of Performance Results.
[9]	30%, 30% and 40% of the number of granted shares to be compensated are determined upon the accomplishment of Performance Results, subsidiaries’ performance and relative TSR, respectively. 60% of the number of certain granted shares to be compensated is determined upon the accomplishment of subsidiaries’ performance, while 40% is determined upon the accomplishment of relative TSR. 40%, 30% and 30% of the number of certain granted shares to be compensated are determined upon accomplishment of Performance Results, subsidiaries’ performance and relative TSR, respectively. 50% of the number of certain granted shares to be compensated is determined upon the accomplishment of subsidiaries’ performance, while 50% is determined upon the accomplishment of relative TSR. 70% of the number of certain granted shares to be compensated is determined upon the accomplishment of subsidiaries’ performance, while 30% is determined upon the accomplishment of relative TSR.

Details of stock grants linked to short-term performance as of December 31, 2016, are as follows:

	Grant date	Estimated number of vested shares[1]	Vesting conditions
	(In number of shares)
KB Financial Group Inc.
Stock granted in 2010	Jan. 01, 2010	322	Satisfied
Stock granted in 2011	Jan. 01, 2011	1,728	Satisfied
Stock granted in 2012	Jan. 01, 2012	2,642	Satisfied
Stock granted in 2013	Jan. 01, 2013	6,486	Satisfied
Stock granted in 2014	Jan. 01, 2014	16,231	Satisfied
Stock granted in 2015	Jan. 01, 2015	19,943	Satisfied
Stock granted in 2016	Jan. 01, 2016	21,083	Proportional to service period
Kookmin Bank
Stock granted in 2013	Jan. 01, 2013	33,999	Satisfied
Stock granted in 2014	Jan. 01, 2014	107,427	Satisfied
Stock granted in 2015	Jan. 01, 2015	140,999	Satisfied
Stock granted in 2016	Jan. 01, 2016	133,598	Proportional to service period
Other subsidiaries and associate
Stock granted in 2013	—	3,276	Satisfied
Stock granted in 2014	—	49,780	Satisfied
Stock granted in 2015	—	166,218	Satisfied
Stock granted in 2016	—	153,112	Proportional to service period

[1]	During the year, executives and employees were given the option of deferred payment of the granted shares (after the date of retirement), payment ratio, and payment period. Accordingly, a certain percentage of the granted amount is deferred for up to five years after the date of retirement after the deferred grant has been confirmed.

Share grants are measured at fair value using the Monte Carlo Simulation Model and assumptions used in determining the fair value as of December 31, 2016, are as follows:

	Expected exercise period (Years)	Risk free rate (%)	Fair value (Market performance condition)	Fair value (Non-market performance condition)
Linked to long term performance
KB Financial Group Inc.
Series 4	—	1.57	—	34,180~40,662
Series 8	—	1.57	—	34,180~42,824
Series 9	0.00~1.00	1.57	38,111	34,180~42,824
Series 12	0.89~4.00	1.57	48,889	42,003~42,380
Series 14	1.00~6.00	1.57	41,663	41,471~42,380
Series 15	1.00~6.00	1.57	41,552	41,471~42,380
Series 16	1.21~3.00	1.57	42,824	42,295~42,824
Deferred grant in 2013	—	1.57	—	42,824~42,824
Deferred grant in 2014	0.00~1.00	1.57	—	42,680~42,824
Deferred grant in 2015	0.00~6.00	1.57	—	41,471~42,824
Deferred grant in 2016	0.00~7.00	1.57	—	41,367~42,868

	Expected exercise period (Years)	Risk free rate (%)	Fair value (Market performance condition)	Fair value (Non-market performance condition)

Kookmin Bank
Series 60	0.00~7.00	1.57	42,868	41,367 ~ 42,824
Series 61	0.00~3.00	1.57	42,169	42,295 ~ 42,824
Series 62	0.00~3.00	1.57	42,868	42,295 ~ 42,824
Series 64	0.00~5.00	1.57	42,288	41,673 ~ 42,824
Series 65	0.65~4.00	1.57	42,144	42,003 ~ 42,680
Series 66	0.89~3.89	1.57	48,889	41,916 ~ 42,670
Series 67	0.00~6.00	1.57	44,134	41,471 ~ 42,824
Series 68	1.51~5.00	1.58	43,273	41,673 ~ 42,380
Grant deferred in 2013	—	1.57	—	42,824
Grant deferred in 2014	0.00~1.00	1.57	—	42,680 ~ 42,824
Grant deferred in 2015	0.00~4.00	1.57	—	42,003 ~ 42,824

Other subsidiaries and associate
Share granted in 2010	0.00~2.00	1.57	—	38,961~42,824
Share granted in 2011	0.00~2.00	1.57	—	40,662~42,824
Share granted in 2012	0.00~2.00	1.57	39,538~39,538	38,111~42,824
Share granted in 2013	0.00~2.00	1.57	34,947~34,947	34,180~42,824
Share granted in 2014	0.00~6.00	1.57	34,612~42,868	34,612~42,868
Share granted in 2015	0.00~7.00	1.57	34,180~42,868	34,180~42,868
Share granted in 2016	0.00~6.00	1.57~1.60	38,680~42,011	41,194~42,416

Linked to short-term performance
KB Financial Group Inc.
Share granted in 2010	—	—	—	40,662~40,662
Share granted in 2011	—	—	—	38,111~40,662
Share granted in 2012	—	—	—	34,180~40,662
Share granted in 2013	—	—	—	34,180~42,824
Share granted in 2014	0.00~1.00	1.57	—	34,180~42,824
Share granted in 2015	0.00~7.00	1.57	—	41,367~42,824
Share granted in 2016	1.00~7.00	1.57	—	41,367~42,680

Kookmin Bank
Share granted in 2013	—	1.57	—	32,810~42,824
Share granted in 2014	0.00~1.02	1.57	—	37,829~42,872
Share granted in 2015	0.00~6.00	1.57	—	41,471~42,824
Share granted in 2016	1.00~7.00	1.57	—	41,367~42,680

Other subsidiaries and associate
Share granted in 2013	—	—	—	42,824~42,824
Share granted in 2014	0.00~1.00	1.57	—	42,680~42,824
Share granted in 2015	0.00~6.00	1.57	—	41,471~42,824
Share granted in 2016	1.00~6.00	1.57	—	41,471~42,680

Expected volatility is based on the historical volatility of the share price over the most recent period that is generally commensurate with the expected term of the grant. And the current stock price of December 31, 2016, was used for the underlying asset price. Additionally, the average three-year historical dividend rate was used as the expected dividend rate.

As of December 31, 2015 and 2016, the accrued expenses related to share-based payments including share grants amounted to ￦53,678 million and ￦79,742 million, respectively, and the compensation costs from share grants amounting to ￦17,429 million and ￦38,190 million were incurred during the years ended December 31, 2015 and 2016, respectively.

Details of Mileage stock as of December 31, 2016, are as follows:

	Grant date	Number of granted shares[1]	Expected exercise period (years)[1]	Remaining shares[2]
	(In number of shares)
Stock granted in 2016	Jan. 23, 2016	33,836	0.00~2.06	33,025
	Apr. 29, 2016	66	0.00~2.33	66
	July 07, 2016	280	0.00~2.52	280
	July 18, 2016	767	0.00~2.55	767
	Aug. 03, 2016	120	0.00~2.59	120
	Aug. 17, 2016	66	0.00~2.63	66
	Aug. 30, 2016	256	0.00~2.66	256
	Sept. 06, 2016	373	0.00~2.68	373
	Oct. 07, 2016	105	0.00~2.77	105
	Nov. 01, 2016	118	0.00~2.84	118
	Dec. 07, 2016	44	0.00~2.93	44
	Dec. 08, 2016	23	0.00~2.94	23
	Dec. 15, 2016	12	0.00~2.96	12
	Dec. 20, 2016	309	0.00~2.97	309
	Dec. 28, 2016	45	0.00~2.99	45
	Dec. 30, 2016	210	0.00~3.00	210

	Total	36,630	Total	35,819

[1]	Mileage stock may be exercised after one year from the grant date for two years. When the mileage stock is exercised, the closing price of prior month is applied. However, in case of transfer or retirement during the vesting period, mileage stock may still be exercised at the closing price of prior month.
[2]	The remaining shares are assessed based on the stock price as of December 31, 2016. These shares may be vested immediately at grant date.

The accrued expenses for share-based payments in regards to mileage stock as of December 31, 2016, are ￦1,533 million. The compensation costs amounting to ￦1,563 million were recognized as an expense for the year ended December 31, 2016.

32. Net Other Non-operating Income and Expenses

Details of other non-operating income and expenses for the years ended December 31, 2014, 2015 and 2016, are as follows:

	2014		2015		2016
	(In millions of Korean won)
Other non-operating income
Gain on disposal in property and equipment	￦	491	￦	514	￦	669
Rent received		10,035		24,366		15,847
Gains on bargain purchase		—		—		628,614
Others		62,041		266,278		100,409

Sub-total		72,567		291,158		745,539

Other non-operating expenses
Loss on disposal in property and equipment		1,297		1,128		1,835
Donation		52,330		47,602		37,705
Restoration cost		2,242		514		2,255
Others		87,824		101,450		32,875

Sub-total		143,693		150,694		74,670

Net other non-operating income	￦	(71,126)	￦	140,464	￦	670,869

33. Income Tax Expense

Income tax expense for the years ended December 31, 2014, 2015 and 2016, are as follows:

	2014		2015		2016
	(In millions of Korean won)
Tax payable
Current tax expense	￦	512,536	￦	342,066	￦	607,175
Adjustments recognized in the period for current tax of prior years		(11,721)		(17,939)		27,217

Sub-total		500,815		324,127		634,392

Changes in deferred income tax assets (liabilities)		31,255		93,221		(201,012)

Income tax recognized directly in equity
Exchange difference in foreign operation		—		—		(11,338)
Remeasurements of net defined benefit liabilities		31,386		7,363		(4,093)
Change in value of available-for-sale financial assets		(79,473)		5,177		20,754
Change in value of held-to-maturity financial assets		198		349		(1,186)
Share of other comprehensive loss of associates		(6)		(816)		116
Cash flow hedges		2,619		(486)		(1,423)
Hedges of a net investment in a foreign operation		—		8,134		2,265

Sub-total		(45,276)		19,721		5,095

Others		(480)		320		—

Tax expense	￦	486,314	￦	437,389	￦	438,475

An analysis of the net profit before income tax and income tax expense for the years ended December 31, 2014, 2015 and 2016, follows:

	2014			2015			2016
	Tax rate	Amount		Tax rate	Amount		Tax rate	Amount
	(%)	(In millions of Korean won)		(%)	(In millions of Korean won)		(%)	(In millions of Korean won)
Net profit before income tax		￦	1,901,425		￦	2,164,695		￦	2,628,655

Tax at the applicable tax rate[1]	24.18		459,683	24.18		523,394	24.18		635,673
Non-taxable income	(0.59)		(11,171)	(3.92)		(84,835)	(7.15)		(188,062)
Non-deductible expense	0.78		14,916	0.75		16,186	0.64		16,711
Tax credit and tax exemption	(0.06)		(1,192)	(0.02)		(427)	(0.04)		(1,079)
Temporary difference for which no deferred tax is recognized	1.30		24,682	0.27		5,772	0.10		2,749
Deferred tax relating to changes in recognition and measurement	(0.08)		(1,593)	(0.01)		(251)	(0.03)		(828)
Income tax refund for tax of prior years	(0.35)		(6,654)	(0.92)		(19,894)	(0.48)		(12,612)
Income tax expense of overseas branch	0.33		6,202	0.18		3,827	0.13		3,447
Effects from change in tax rate	0.09		1,642	(0.03)		(671)	(0.03)		(739)
Others	(0.01)		(201)	(0.26)		(5,712)	(0.64)		(16,785)

Average effective tax rate and tax expense	25.58	￦	486,314	20.21	￦	437,389	16.68	￦	438,475

[1]	Applicable income tax rate for ￦200 million and below is 11%, for ￦200 million to ￦20 billion is 22% and for over ￦20 billion is 24.2% as of December 31, 2014, 2015 and 2016.

Details of current tax assets (income tax refund receivables) and current tax liabilities (income tax payables), as of December 31, 2015 and 2016, are as follows:

	2015
	Tax payables (receivables) before offsetting		Offsetting		Tax payables (receivables) after offsetting
	(In millions of Korean won)
Income tax refund receivables[1]	￦	(309,168)	￦	309,168	￦	—
Income tax payables		340,088		(309,168)		30,920

	2016
	Tax payables (receivables) before offsetting		Offsetting		Tax payables (receivables) after offsetting
	(In millions of Korean won)
Income tax refund receivables[1]	￦	(226,560)	￦	226,560	￦	—
Income tax payables		668,372		(226,560)		441,812

[1]	Excludes current tax assets of ￦65,738 million (2015: ￦18,525 million) by uncertain tax position and others, which do not qualify for offsetting.

34. Dividends

The dividends paid to the shareholders of the Parent Company in 2015 and 2016 were ￦301,354 million (￦780 per share) and ￦378,625 million (￦980 per share), respectively. The dividends to the shareholders of the Parent Company in respect of the year ended December 31, 2016, of ￦1,250 per share, amounting to total dividends of ￦497,969 million, is to be proposed at the annual general shareholders’ meeting on March 24, 2017. The Group’s consolidated financial statements as of December 31, 2016, do not reflect this dividend payable.

35. Accumulated Other Comprehensive Income

Details of accumulated other comprehensive income for the years ended December 31, 2015 and 2016, are as follows:

	2015
	Beginning		Changes except for reclassification		Reclassification to profit or loss		Tax effect		Ending
	(In millions of Korean won)
Remeasurements of net defined benefit liabilities	￦	(110,814)	￦	(30,425)	￦	—	￦	7,363	￦	(133,876)
Exchange differences on translating foreign operations		(12,153)		45,143		—		—		32,990
Change in value of available-for-sale financial assets		680,900		209,815		(242,762)		5,177		653,130
Change in value of held-to-maturity financial assets		3,823		(1,441)		—		349		2,731
Shares of other comprehensive income of associates		(89,303)		1,038		—		(816)		(89,081)
Cash flow hedges		(10,774)		23,205		(22,118)		(486)		(10,173)
Hedges of a net investment in a foreign operation		—		(33,611)		—		8,134		(25,477)

Total	￦	461,679	￦	213,724	￦	(264,880)	￦	19,721	￦	430,244

	2016
	Beginning		Changes except for reclassification		Reclassification to profit or loss		Tax effect		Ending
	(In millions of Korean won)
Remeasurements of net defined benefit liabilities	￦	(133,876)	￦	16,914	￦	—	￦	(4,093)	￦	(121,055)
Exchange differences on translating foreign operations		32,990		31,486		—		(11,338)		53,138
Change in value of available-for-sale financial assets		653,130		30,877		(103,141)		20,754		601,620
Change in value of held-to-maturity financial assets		2,731		(1,448)		6,350		(1,186)		6,447
Shares of other comprehensive income of associates		(89,081)		(7,209)		—		116		(96,174)
Cash flow hedges		(10,173)		16,238		(10,717)		(1,423)		(6,075)
Hedges of a net investment in a foreign operation		(25,477)		(9,360)		—		2,265		(32,572)

Total	￦	430,244	￦	77,498	￦	(107,508)	￦	5,095	￦	405,329

36. Earnings per Share

36.1 Basic Earnings Per Share

Basic earnings per share is calculated by dividing profit and loss attributable to ordinary equity holders of the Parent Company by the weighted average number of ordinary shares outstanding, excluding the treasury shares, during the years ended December 31, 2014, 2015 and 2016.

Weighted average number of ordinary shares outstanding:

	2014	2015	2016
	(In number of shares)
Beginning (A)	386,351,693	386,351,693	386,351,693
Issue of ordinary shares related to business combination (B)	—	—	6,421,389
Acquisition of treasury shares (C)	—	—	(9,153,437)

Weighted average number of ordinary shares outstanding (D=A+B+C)	386,351,693	386,351,693	383,619,645

Basic earnings per share:

	2014		2015		2016
	(in Korean won and in number of shares)
Profit attributable to ordinary shares (D)	￦	1,400,722,065,239	￦	1,698,317,850,139	￦	2,143,744,271,801
Weighted average number of ordinary shares outstanding (E)		386,351,693		386,351,693		383,619,645
Basic earnings per share (F = D / E)	￦	3,626	￦	4,396	￦	5,588

36.2 Diluted Earnings per Share

Diluted earnings per share is calculated using the weighted average number of ordinary shares outstanding which is adjusted by the weighted average number of additional ordinary shares that would have been outstanding assuming the conversion of all dilutive potential ordinary shares. The Group’s dilutive potential ordinary shares include stock grants.

A calculation is done to determine the number of shares that could have been acquired at fair value (determined as the average market share price of the Group’s outstanding shares for the period) based on the monetary value of the subscription rights attached to the share options. The number of shares calculated above is compared with the number of shares that would have been issued assuming the exercise of stock grants.

Adjusted profit for diluted earnings per share for the years ended December 31, 2014, 2015 and 2016, are as follows:

	2014		2015		2016
	(In Korean won)
Profit attributable to ordinary shares	￦	1,400,722,065,239	￦	1,698,317,850,139	￦	2,143,744,271,801
Adjustment		—		—		—

Adjusted profit for diluted earnings	￦	1,400,722,065,239	￦	1,698,317,850,139	￦	2,143,744,271,801

Adjusted weighted average number of ordinary shares outstanding to calculate diluted earnings per share for the years ended December 31, 2014, 2015 and 2016, are as follows:

	2014	2015	2016
	(in number of shares)
Weighted average number of ordinary shares outstanding	386,351,693	386,351,693	383,619,645
Adjustment:
Stock grants	1,589,706	1,741,558	2,013,044
Adjusted weighted average number of ordinary shares outstanding for diluted earnings per share	387,941,399	388,093,251	385,632,689

Diluted earnings per share for the years ended December 31, 2014, 2015 and 2016, are as follows:

	2014		2015		2016
	(in Korean won and in number of shares)
Adjusted profit for diluted earnings per share	￦	1,400,722,065,239	￦	1,698,317,850,139	￦	2,143,744,271,801
Adjusted weighted average number of ordinary shares outstanding for diluted earnings per share		387,941,399		388,093,251		385,632,689
Diluted earnings per share	￦	3,611	￦	4,376	￦	5,559

37. Insurance Contracts

37.1 Insurance Liabilities

Details of insurance liabilities presented within other liabilities as of December 31, 2015 and 2016, are as follows:

	2015		2016
	(In millions of Korean won)
Individual insurance
Pure endowment insurance	￦	4,840,555	￦	5,150,946
Death insurance		156,179		243,008
Joint insurance		1,906,777		1,872,706
Group insurance		1,895		2,147
Others		19,293		22,037

Total	￦	6,924,699	￦	7,290,844

The changes in insurance liabilities for the years ended December 31, 2015 and 2016, are as follows:

	2015
	Individual insurance						Group insurance		Others[1]		Total
	Pure endowment insurance		Death insurance		Joint insurance
	(In millions of Korean won)
Beginning	￦	4,334,823	￦	112,858	￦	1,800,468	￦	1,417	￦	15,632	￦	6,265,198
Provision		505,732		43,321		106,309		478		3,661		659,501

Ending	￦	4,840,555	￦	156,179	￦	1,906,777	￦	1,895	￦	19,293	￦	6,924,699

	2016
	Individual insurance						Group insurance		Others[1]		Total
	Pure endowment insurance		Death insurance		Joint insurance
	(In millions of Korean won)
Beginning	￦	4,840,555	￦	156,179	￦	1,906,777	￦	1,895	￦	19,293	￦	6,924,699
Provision(Reversal)		310,391		86,829		(34,071)		252		2,744		366,145

Ending	￦	5,150,946	￦	243,008	￦	1,872,706	￦	2,147	￦	22,037	￦	7,290,844

[1]	Consists of policyholders’ profit dividend reserve, reserve for compensation for losses on dividend-paying insurance contracts and others.

37.2 Insurance Assets

Details of insurance assets presented within other assets as of December 31, 2015 and 2016, are as follows:

	2015		2016
	(In millions of Korean won)
Reinsurance assets	￦	5,844	￦	5,995
Deferred acquisition costs		106,645		122,151

Total	￦	112,489	￦	128,146

The changes in reinsurance assets for the years ended December 31, 2015 and 2016, are as follows:

	2015		2016
	(In millions of Korean won)
Beginning	￦	4,482	￦	5,844
Increase		1,362		151

Ending	￦	5,844	￦	5,995

The changes in deferred acquisition costs for the years ended December 31, 2015 and 2016, are as follows:

	2015		2016
	(In millions of Korean won)
Beginning	￦	123,011	￦	106,645
Increase		58,732		116,433
Amortization		(75,098)		(100,927)

Ending	￦	106,645	￦	122,151

37.3 Insurance Premiums and Reinsurance

Details of insurance premiums for the years ended December 31, 2014, 2015 and 2016, are as follows:

	2014
	Pure endowment insurance		Death insurance		Joint insurance		Group insurance		Others		Total
	(In millions of Korean won)
Insurance premiums earned	￦	756,697	￦	55,035	￦	350,076	￦	5,271	￦	37,481	￦	1,204,560
Reinsurance premiums paid		(502)		(2,674)		(306)		(2,366)		(7,072)		(12,920)

Net premiums earned	￦	756,195	￦	52,361	￦	349,770	￦	2,905	￦	30,409	￦	1,191,640

	2015
	Pure endowment insurance		Death insurance		Joint insurance		Group insurance		Others		Total
	(In millions of Korean won)
Insurance premiums earned	￦	870,915	￦	82,390	￦	367,181	￦	5,898	￦	36,621	￦	1,363,005
Reinsurance premiums paid		(459)		(2,656)		(360)		(2,198)		(7,084)		(12,757)

Net premiums earned	￦	870,456	￦	79,734	￦	366,821	￦	3,700	￦	29,537	￦	1,350,248

	2016
	Pure endowment insurance		Death insurance		Joint insurance		Group insurance		Others		Total
	(In millions of Korean won)
Insurance premiums earned	￦	716,015	￦	152,418	￦	285,891	￦	7,356	￦	28,742	￦	1,190,422
Reinsurance premiums paid		(470)		(2,409)		(369)		(2,472)		(6,566)		(12,286)

Net premiums earned	￦	715,545	￦	150,009	￦	285,522	￦	4,884	￦	22,176	￦	1,178,136

Details of reinsurance transactions for the years ended December 31, 2014, 2015 and 2016, are as follows:

	2014
	Reinsurance expense		Reinsurance revenue
	Reinsurance premium paid		Reinsurance claims recovered		Reinsurance commission		Total
	(In millions of Korean won)
Individual	￦	3,482	￦	2,461	￦	555	￦	3,016
Group		2,366		2,652		47		2,699
Others		7,072		4,756		—		4,756

Total	￦	12,920	￦	9,869	￦	602	￦	10,471

	2015
	Reinsurance expense		Reinsurance revenue
	Reinsurance premium paid		Reinsurance claims recovered		Reinsurance commission		Total
	(In millions of Korean won)
Individual	￦	3,475	￦	1,913	￦	793	￦	2,706
Group		2,198		2,159		9		2,168
Others		7,084		5,494		—		5,494

Total	￦	12,757	￦	9,566	￦	802	￦	10,368

	2016
	Reinsurance expense		Reinsurance revenue
	Reinsurance premium paid		Reinsurance claims recovered		Reinsurance commission		Total
	(In millions of Korean won)
Individual	￦	3,248	￦	2,287	￦	806	￦	3,093
Group		2,472		2,705		—		2,705
Others		6,566		5,132		—		5,132

Total	￦	12,286	￦	10,124	￦	806	￦	10,930

Insurance expenses for the years ended December 31, 2014, 2015 and 2016, are as follows:

	2014
	Pure endowment insurance		Death insurance		Joint insurance		Group insurance		Others		Total
	(In millions of Korean won)
Insurance expense	￦	6,078	￦	3,006	￦	10,837	￦	5,006	￦	4,757	￦	29,684
Dividend expense		417		21		—		—		—		438
Refund expense		346,740		7,588		201,029		238		—		555,595
Provision (Reversal)		473,459		27,735		165,878		78		(995)		666,155

Sub-total		826,694		38,350		377,744		5,322		3,762		1,251,872

Reinsurance claims		(202)		(2,205)		(55)		(2,651)		(4,756)		(9,869)

Net insurance expense (income)	￦	826,492	￦	36,145	￦	377,689	￦	2,671	￦	(994)	￦	1,242,003

	2015
	Pure endowment insurance		Death insurance		Joint insurance		Group insurance		Others		Total
	(In millions of Korean won)
Insurance expense	￦	10,395	￦	2,298	￦	78,723	￦	4,426	￦	4,740	￦	100,582
Dividend expense		581		25		1		—		—		607
Refund expense		415,202		11,629		207,052		285		—		634,168
Provision		505,732		43,321		106,309		478		3,661		659,501

Sub-total		931,910		57,273		392,085		5,189		8,401		1,394,858

Reinsurance claims		(251)		(1,620)		(43)		(2,158)		(5,494)		(9,566)

Net insurance expense	￦	931,659	￦	55,653	￦	392,042	￦	3,031	￦	2,907	￦	1,385,292

	2016
	Pure endowment insurance		Death insurance		Joint insurance		Group insurance		Others		Total
	(In millions of Korean won)
Insurance expense	￦	8,852	￦	2,770	￦	137,417	￦	4,999	￦	4,751	￦	158,789
Dividend expense		893		16		1		—		—		910
Refund expense		458,000		19,302		212,231		674		—		690,207
Provision		310,391		86,829		(34,071)		252		2,744		366,145

Sub-total		778,136		108,917		315,578		5,925		7,495		1,216,051

Reinsurance claims		(133)		(1,978)		(176)		(2,705)		(5,132)		(10,124)

Net insurance expense	￦	778,003	￦	106,939	￦	315,402	￦	3,220	￦	2,363	￦	1,205,927

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

The maximum exposure of premium risk as of December 31, 2015 and 2016, follows:

	2015
	Before reinsurance mitigation		After reinsurance mitigation
	(In millions of Korean won)
Mortality	￦	11,769	￦	7,510
Disability		1,245		854
Hospitalization		817		546
Operation and diagnosis		1,699		1,174
Actual losses for medical expense		310		123
Others		421		380

Total	￦	16,261	￦	10,587

	2016
	Before reinsurance mitigation		After reinsurance mitigation
	(In millions of Korean won)
Mortality	￦	13,662	￦	9,272
Disability		1,341		947
Hospitalization		1,022		777
Operation and diagnosis		2,341		1,856
Actual losses for medical expense		468		299
Others		581		544

Total	￦	19,415	￦	13,695

Average ratios of claims paid per risk premium received on the basis of exposure before mitigation for the past three years as of December 31, 2015 and 2016, were 69% and 69%, respectively.

The exposure of market risk arising from embedded derivatives included in host insurance contracts as of December 31, 2015 and 2016, are as follows:

	2015				2016
	Policyholders reserve[1]		Guarantee reserve		Policyholders reserve[1]		Guarantee reserve
	(In millions of Korean won)
Variable annuity	￦	518,849	￦	5,572	￦	491,137	￦	3,702
Variable universal		104,816		2,247		105,218		4,855
Variable saving		214,779		151		256,262		179

Total	￦	838,444	￦	7,970	￦	852,617	￦	8,736

[1]	Excluding the amount of the lapsed reserve

Premium reserves and unearned premium reserves classified based on each residual maturity as of December 31, 2015 and 2016, are as follows:

	2015
	Less than 3 years		3-5 years		5-10 years		10-15 years		15-20 years		20 years or more		Total
	(In millions of Korean won)
Premium reserves	￦	493,888	￦	737,423	￦	1,248,613	￦	498,641	￦	359,802	￦	3,485,061	￦	6,823,428
Unearned premium reserves		638		—		1		1		1		16		657

	2016
	Less than 3 years		3-5 years		5-10 years		10-15 years		15-20 years		20 years or more		Total
	(In millions of Korean won)
Premium reserves	￦	730,903	￦	597,166	￦	1,207,513	￦	558,322	￦	348,269	￦	3,719,525	￦	7,161,698
Unearned premium reserves		803		—		1		1		—		64		869

38. Supplemental Cash Flow Information

Cash and cash equivalents as of December 31, 2015 and 2016, are as follows:

	2015		2016
	(In millions of Korean won)
Cash	￦	2,074,357	￦	2,158,268
Checks with other banks		396,955		400,422
Due from Bank of Korea		6,791,990		7,676,491
Due from other financial institutions		7,052,764		7,649,682

Sub-total		16,316,066		17,884,863

Restricted cash from financial institutions		(7,124,241)		(9,301,946)
Due from financial institutions with original maturities over three months		(1,733,906)		(1,168,081)

Sub-total		(8,858,147)		(10,470,027)

Total	￦	7,457,919	￦	7,414,836

Significant non-cash transactions for the years ended December 31, 2014, 2015 and 2016, are as follows:

	2014		2015		2016
	(In millions of Korean won)
Decrease in loans due to the write-offs	￦	2,091,040	￦	1,418,960	￦	1,399,315
Changes in accumulated other comprehensive income due to valuation of financial investments		248,880		(28,969)		(47,871)
Decrease in accumulated other comprehensive income from measurement of investment securities in associates		(32,206)		222		(7,093)
Change in shares of investment in associate due to Hyundai Securities Co., Ltd.’s inclusion of the consolidation scope		—		—		(1,459,604)
Increase in financial investments due to debt-for-equity swap with Taihan Electric Wire Co., Ltd.		—		14,729		—
Increase in financial investments due to debt-for-equity swap with Hyundai Cement Wire Co., Ltd.		25,178		—		—

Cash inflows and outflows from income tax, interests and dividends for the year December 31, 2014, 2015 and 2016, are as follows:

	Activity	2014		2015		2016
		(In millions of Korean won)
Income tax paid	Operating	￦	491,962	￦	218,215	￦	231,786
Interest received	Operating		12,250,845		10,976,847		10,208,678
Interest paid	Operating		5,342,297		4,569,076		3,707,653
Dividends received	Operating		124,021		160,562		132,654
Dividends paid	Financing		193,176		301,354		378,625

39. Contingent Liabilities and Commitments

Details of payment guarantees as of December 31, 2015 and 2016, are as follows:

	2015		2016
	(In millions of Korean won)
Confirmed payment guarantees
Confirmed payment guarantees in Korean won
Payment guarantees for KB purchasing loan	￦	422,316	￦	329,051
Other payment guarantees		609,034		858,951

Sub-total		1,031,350		1,188,002

Confirmed payment guarantees in foreign currency
Acceptances of letter of credit		250,647		234,125
Letter of guarantees		51,500		64,189
Bid bond		62,402		64,242
Performance bond		1,006,304		703,076
Refund guarantees		1,924,030		1,689,343
Other payment guarantees in foreign currency		1,444,618		1,593,770

Sub-total		4,739,501		4,348,745

Financial guarantees
Guarantees for Debenture-Issuing		51,200		31,000
Payment guarantees for mortgage		27,805		25,994
Overseas debt guarantees		374,769		272,255
International financing guarantees in foreign currencies		11,893		52,961
Other financing payment guarantees		6,897		334

Sub-total		472,564		382,544

Total Confirmed acceptances and guarantees		6,243,415		5,919,291

Unconfirmed acceptances and guarantees
Guarantees of letter of credit		2,142,496		2,068,105
Refund guarantees		1,019,116		217,272

Total Confirmed acceptances and guarantees		3,161,612		2,285,377

Total	￦	9,405,027	￦	8,204,668

Acceptances and guarantees by counterparty as of December 31, 2015 and 2016, are as follows:

	2015
	Confirmed guarantees		Unconfirmed guarantees		Total		Proportion (%)
	(In millions of Korean won)
Corporations	￦	5,238,851	￦	2,489,134	￦	7,727,985	82.17
Small companies		833,355		517,703		1,351,058	14.37
Public and others		171,209		154,775		325,984	3.46

Total	￦	6,243,415	￦	3,161,612	￦	9,405,027	100.00

	2016
	Confirmed guarantees		Unconfirmed guarantees		Total		Proportion (%)
	(In millions of Korean won)
Corporations	￦	5,129,393	￦	1,644,556	￦	6,773,949	82.56
Small companies		623,424		479,514		1,102,938	13.44
Public and others		166,474		161,307		327,781	4.00

Total	￦	5,919,291	￦	2,285,377	￦	8,204,668	100.00

Acceptances and guarantees by industry as of December 31, 2015 and 2016, are as follows:

	2015
	Confirmed guarantees		Unconfirmed guarantees		Total		Proportion (%)
	(In millions of Korean won)
Financial institutions	￦	114,926	￦	3,664	￦	118,590	1.26
Manufacturing		3,559,955		1,934,904		5,494,859	58.42
Service		584,333		68,494		652,827	6.94
Whole sale & Retail		1,285,101		796,109		2,081,210	22.13
Construction		606,099		200,976		807,075	8.58
Public sector		73,160		106,288		179,448	1.91
Others		19,841		51,177		71,018	0.76

Total	￦	6,243,415	￦	3,161,612	￦	9,405,027	100.00

	2016
	Confirmed guarantees		Unconfirmed guarantees		Total		Proportion (%)
	(In millions of Korean won)
Financial institutions	￦	74,282	￦	3,710	￦	77,992	0.95
Manufacturing		3,315,257		1,141,571		4,456,828	54.32
Service		765,051		63,847		828,898	10.10
Whole sale & Retail		1,171,151		779,163		1,950,314	23.77
Construction		509,329		129,111		638,440	7.78
Public sector		82,646		92,445		175,091	2.13
Others		1,575		75,530		77,105	0.95

Total	￦	5,919,291	￦	2,285,377	￦	8,204,668	100.00

Commitments as of December 31, 2015 and 2016, are as follows:

	2015		2016
	(In millions of Korean won)
Commitments
Corporate loan commitments	￦	39,133,379	￦	35,723,627
Retail loan commitments		15,160,930		15,789,809
Credit line on credit cards		41,439,061		43,937,899
Purchase of other security investment and others		1,869,533		1,554,221

Sub-total		97,602,903		97,005,556

Financial Guarantees
Credit line		3,449,749		3,334,648
Purchase of security investment		98,700		1,029,100

Sub-total		3,548,449		4,363,748

Total	￦	101,151,352	￦	101,369,304

Other Matters (including litigation)

a) The Group has filed 128 lawsuits (excluding minor lawsuits in relation to the collection or management of loans), involving aggregate claims of ￦487,992 million, and faces 323 lawsuits (as the defendant) (excluding minor lawsuits in relation to the collection or management of loans) involving aggregate damages of ￦447,076 million, which arose in the normal course of the business and are still pending as of December 31, 2016.

b) The face value of the securities which Kookmin Bank sold to general customers through the bank tellers amounts to ￦11,254 million and ￦5,731 million as of December 31, 2015 and 2016, respectively.

c) While setting up a fraud detection system, a computer contractor employed by the personal credit ratings firm Korea Credit Bureau caused a widespread data breach in June 2013, resulting in the theft of cardholders’ personal information. As a result of the leakage of customer personal information, the KB Kookmin Card received a notification from the Financial Services Commission that the KB Kookmin Card is subject to a temporary three-month operating suspension as of February 16, 2014. In respect of the incident, the Group faces 125 legal claims filed as the defendant, with an aggregate claim of ￦10,300 million as of December 31, 2016. A provision liability of ￦9,549 million has been recognized for these pending lawsuits. KB Kookmin Card has entered into a privacy liability insurance as of December 31, 2016. Therefore, the amounts of receivables guaranteed in case of the legal obligation of payment levied are ￦3,500 million for the lawsuits stated above. In addition, the additional lawsuits may be filed against the Group. Meanwhile, the final outcome of the cases cannot be reasonably ascertained.

40. Subsidiaries

Details of subsidiaries as of December 31, 2016, are as follows:

Investor	Investee	Ownership interests(%)	Location	Date of financial statements	Industry
KB Financial Group Inc.	Kookmin Bank	100.00	Korea	Dec. 31	Banking and foreign exchange transaction
	KB Securities Co., Ltd.	100.00	Korea	Dec. 31	Financial investment
	KB Kookmin Card Co., Ltd.	100.00	Korea	Dec. 31	Credit card and installment finance
	KB Life Insurance Co., Ltd.	100.00	Korea	Dec. 31	Life insurance
	KB Asset Management Co., Ltd.	100.00	Korea	Dec. 31	Security investment trust management and advisory
	KB Capital Co., Ltd.	52.02	Korea	Dec. 31	Financial Leasing
	KB Savings Bank Co., Ltd.	100.00	Korea	Dec. 31	Savings banking
	KB Real Estate Trust Co., Ltd.	100.00	Korea	Dec. 31	Real estate trust management
	KB Investment Co., Ltd.	100.00	Korea	Dec. 31	Capital investment
	KB Credit Information Co., Ltd.	100.00	Korea	Dec. 31	Collection of receivables or credit investigation
	KB Data System Co., Ltd.	100.00	Korea	Dec. 31	Software advisory, development, and supply
Kookmin Bank	Kookmin Bank Int’l Ltd.(London)	100.00	United Kingdom	Dec. 31	Banking and foreign exchange transaction
	Kookmin Bank Hong Kong Ltd.	100.00	Korea	Dec. 31	Banking and foreign exchange transaction
	Kookmin Bank Cambodia PLC.	100.00	Cambodia	Dec. 31	Banking and foreign exchange transaction
	Kookmin Bank (China) Ltd.	100.00	China	Dec. 31	Banking and foreign exchange transaction
KB Securities Co., Ltd.	Hyundai Savings Bank	100.00	Korea	Dec. 31	Savings banking
	Hyundai Asset Management Co.,Ltd.	100.00	Korea	Dec. 31	Collective investment
	KBFG Securities America Inc.	100.00	United States of America	Dec. 31	Investment advisory and securities dealing activities
	KB Securities Hong Kong Ltd.	100.00	Hong Kong	Dec. 31	Investment advisory and securities dealing activities

Investor	Investee	Ownership interests(%)	Location	Date of financial statements	Industry
KB Asset Management Co., Ltd.	Boyoung Construction[4]	—	Korea	Dec. 31	Construction
Kookmin Bank	Samho Kyungwon Co., Ltd. and 15 others[2]	—	Korea and others	Dec. 31	Asset-backed securitization and others
KB Kookmin Card Co., Ltd.	KB Kookmin Card Second Securitization Co., Ltd., and 13 others[2]	0.5	Korea	Dec. 31	Asset-backed securitization
KB Securities Co., Ltd.	Dongbuka No.41 Ship Investment Company	99.99	Korea	Dec. 31	Other financial business
	Able Ocean Co., Ltd. and 52 others[2]	—	Korea	Dec. 31	Asset-backed securitization
Kookmin Bank, KB Investment Co., Ltd.	KB12-1 Venture Investment	100.00	Korea	Dec. 31	Capital investment
	KB Start-up Creation Fund	62.50	Korea	Dec. 31	Capital investment
KB Investment Co., Ltd.	09-5 KB Venture Fund[5]	33.33	Korea	Dec. 31	Capital investment
	KoFC-KB Pioneer Champ No.2010-8 Investment Partnership	50.00	Korea	Dec. 31	Capital investment
	2011 KIF-KB IT Venture Fund[5]	43.33	Korea	Dec. 31	Capital investment
	KoFC-KB Young Pioneer 1st Fund[5]	33.33	Korea	Dec. 31	Capital investment
Kookmin Bank, KB Investment Co., Ltd.	KB Intellectual Property Fund[5]	34.00	Korea	Dec. 31	Capital investment
Kookmin Bank, KB life Insurance, KB Investment Co., Ltd.	KB High-tech Company Investment Fund	86.00	Korea	Dec. 31	Capital investment
Kookmin Bank	KB Haeoreum private securities investment trust 26(Bond) and 6 others	100.00	Korea	Dec. 31	Private equity fund
	KB Haeoreum private securities investment trust 45(Bond)[3]	33.00	Korea	Dec. 31	Private equity fund
KB Life Insurance Co., Ltd.	KB Haeoreum Private Securities Investment Trust 1st and 3 others	100.00	Korea	Dec. 31	Private equity fund
Kookmin Bank	Hanbando BTL Private Special Asset Fund 1st3	39.74	Korea	Dec. 31	Capital investment
	KB Evergreen bond fund No.98 (Hedge Fund)[3]	41.18	Korea	Dec. 31	Capital investment
Kookmin Bank, KB life Insurance Co., Ltd.	KB Hope Sharing BTL Private Special Asset[3]	40.00	Korea	Dec. 31	Capital investment
	KB Mezzanine Private Securities Fund 2nd.(Mixed)[3]	40.74	Korea	Dec. 31	Capital investment
	KB Senior Loan Private Fund[3]	28.70	Korea	Dec. 31	Capital investment
Kookmin Bank, KB life Insurance Co., Ltd., KB Securities Co., Ltd. , KB Real Estate Trust Co., Ltd.	KB Wise Star Private Real Estate Feeder Fund 1st.	100.00	Korea	Dec. 31	Investment trust

Investor	Investee	Ownership interests(%)	Location	Date of financial statements	Industry
KB Securities Co., Ltd.	KB Vintage 16 Private Securities Investment Trust 1st3	38.46	Korea	Dec. 31	Capital investment
	Jueun Power Middle 7 and 6 others	100.00	Korea	Dec. 31	Capital investment
	Hyundai You First Private Real Estate Investment Trust No. 1	60.00	Korea	Dec. 31	Capital investment
	Hyundai Smart Index Alpha Securities Feeder Inv Trust 1	97.72	Korea	Dec. 31	Capital investment
	Hyundai Trust Securities Feeder Investment Trust No.1- Bond	99.88	Korea	Dec. 31	Capital investment
	Hyundai Strong Korea Equity Trust No.1	99.58	Korea	Dec. 31	Capital investment
	Hyundai Kidzania Equity Feeder Trust No.1	74.16	Korea	Dec. 31	Capital investment
	Hyundai Value Plus Equity Feeder Trust No.1	99.47	Korea	Dec. 31	Capital investment
	Hyundai Strong-small Corporate Trust No.1	81.33	Korea	Dec. 31	Capital investment
	JB New Jersey Private Real Estate Investment Trust No. 1	98.15	Korea	Dec. 31	Capital investment
	Hyundai Dynamic Mix Secruticies Feeder Investment Trust	99.97	Korea	Dec. 31	Capital investment
	Hyudai China Index Plus Securities Investment Trust1	70.13	Korea	Dec. 31	Capital investment
	Aquila Global Real Assets Fund No.1 LP	99.96	Cayman islands	Dec. 31	Capital investment
	Hyundai Kon-tiki Specialized Privately Placed Fund	50.00	Korea	Dec. 31	Capital investment
	Hyundai You First Private Real Estate Investment Trust No. 15[3]	35.00	Korea	Dec. 31	Capital investment
KB Securities Co., Ltd. and KB Asset Management Co., Ltd.	KB Star Fund_KB Value Focus Korea Equity	91.08	Luxembourg	Dec. 31	Capital investment
KB Securities Co., Ltd. and Others	Able Quant Asia Pacific Feeder Fund(T.E.) Limited	100.00	Cayman islands	Dec. 31	Capital investment
KB Kookmin Card Co., Ltd.	Heungkuk Life Insurance Money Market Trust	100.00	Korea	Dec. 31	Trust asset management
KB Asset Management Co., Ltd.	KB Wellyan Private Equity Real Estate Fund No. 6	100.00	Korea	Dec. 31	Capital investment
	KB Wellyan Private Equity Real Estate Fund No. 7	99.54	Korea	Dec. 31	Capital investment

Investor	Investee	Ownership interests(%)	Location	Date of financial statements	Industry
KB Investment Co., Ltd., KB life Insurance Co., Ltd.	KB-Solidus Global Healthcare Fund[5]	36.66	Korea	Dec. 31	Capital investment
KB Wise Star Private Real Estate Feeder Fund 1st.	KB Star Retail Private Master Real Estate 1st6	48.98	Korea	Dec. 31	Capital investment
	KB Star Office Private Real Estate Investment Trust 2nd6	44.44	Korea	Dec. 31	Capital investment
Able Quant Asia Pacific Feeder Fund(T.E.) Limited	Able Quant Asia Pacific Master Fund Limited	100.00	Cayman islands	Dec. 31	Capital investment
KBFG Securities America Inc. and others	Global Investment Opportunity Limited	100.00	Malaysia	Dec. 31	Finance and Real Estate Activities
Hyundai Smart Index Alpha Securities Feeder Inv Trust 1	Hyundai Smart Index Alpha Securities Master Investment Trust	99.46	Korea	Dec. 31	Capital investment
Hyundai Trust Securities Feeder Investment Trust No.1- Bond	Hyundai Trust Securities Master Investment Trust—Bond	92.97	Korea	Dec. 31	Capital investment
Hyundai Dynamic Mix Secruticies Feeder Investment Trust	Hyundai Dynamic Mix Secruticies Master Investment Trust	98.95	Korea	Dec. 31	Capital investment
Hyundai Value Plus Securities Feeder Investment Trust 1 and others	Hyundai Value Plus Securities Master Investment Trust	100.00	Korea	Dec. 31	Capital investment
Hyundai Quant Long Short Securities Feeder Investment Trust	Hyundai Quant Long Short Securities Master Investment Trust	100.00	Korea	Dec. 31	Capital investment
Aquila Global Real Assets Fund No.1 LP	AGRAF Real Estate No.1, Senningerberg	100.00	Luxembourg	Dec. 31	Asset-backed securitization
AGRAF Real Estate No.1, Senningerberg	AGRAF Real Estate Holding No.1, Senningerberg	100.00	Luxembourg	Dec. 31	Asset-backed securitization
AGRAF Real Estate Holding No.1, Senningerberg	Vierte CasaLog GmbH & Co. KG and 2 others	94.90	Germany	Dec. 31	Real Estate Activities
KB Securities Hong Kong Ltd.	KB Asset Management Singapore PTE., Ltd. and other	100.00	Singapore	Dec. 31	Collective investment and others
JB New Jersey Private Real Estate Investment Trust No. 1	ABLE NJ DSM INVESTMENT REIT	99.18	United States of America	Dec. 31	Real Estate Activities
ABLE NJ DSM INVESTMENT REIT	ABLE NJ DSM, LLC	100.00	United States of America	Dec. 31	Real Estate Activities
Heungkuk Global Highclass Private Real Estate Trust 23	HYUNDAI ABLE INVESTMENT REIT	99.90	United States of America	Dec. 31	Real Estate Activities

Investor	Investee	Ownership interests(%)	Location	Date of financial statements	Industry
HYUNDAI ABLE INVESTMENT REIT	HYUNDAI ABLE PATRIOTS PARK, LLC	100.00	United States of America	Dec. 31	Real Estate Activities
Ocean Able Ltd.	Hyundai Ocean Star Ship Private 2	100.00	Korea	Dec. 31	Capital investment
Dongbuka No.41 Ship Investment Company	WISDOM SHAPLEY 41 SHIPPING S.A. and other	100.00	Panama	Dec. 31	Renting of Transport Equipment
Kookmin Bank	Personal pension trusts and 10 other trusts[1]	—	Korea	Dec. 31	Trust

[1]	The Group controls the trust because it has power that determines the management performance over the trust and is exposed to variable returns to absorb losses through the guarantees of payment of principal, or payment of principal and fixed rate of return.
[2]	Although the Group holds less than a majority of the investee’s voting rights, the Group controls these investees as it has power over relevant activities in case of default; is significantly exposed to variable returns by providing lines of credit or ABCP purchase commitments or due to acquisition of subordinated debt; and has ability to affect those returns through its power.
[3]	Although the Group holds less than a majority of the investee’s voting rights, the Group controls the investee as it has power over relevant activities by managing the fund; has significant percentage of ownership; is significantly exposed to variable returns which is affected by the performance of the investees; and has ability to affect the performance through its power.
[4]	Boyoung Construction is included in the consolidation scope as KB Wellyan Private Equity Real Estate Fund No. 7 is included in the consolidation scope.
[5]	Although the Group holds less than a majority of the investee’s voting rights, the Group controls the investee as it has power over relevant activities by taking the role of an operating manager and it is significantly exposed to variable returns which is affected by the performance of the investees, and has ability to affect the performance through its power.
[6]	KB Star Retail Private Master Real Estate 1st and KB Star Office Private Real Estate Investment Trust 2nd are included in the consolidation scope as KB Wise Star Private Real Estate Feeder Fund 1st is included in the consolidation scope.

The condensed financial information of major subsidiaries as of December 31, 2015 and 2016, is as follows:

	2015
	Assets		Liabilities		Equity		Operating income (revenue)		Profit(loss) for the period		Total comprehensive income for the period
	(In millions of Korean won)
Kookmin Bank[1]	￦	290,277,907	￦	267,530,696	￦	22,747,211	￦	16,367,176	￦	1,107,238	￦	1,037,234
KB Kookmin Card Co., Ltd.[1]		16,141,810		12,307,827		3,833,983		2,994,808		355,020		353,528
KB Investment & Securities Co., Ltd.[1,2]		6,118,251		5,495,285		622,966		921,883		47,118		46,225
KB Life Insurance Co., Ltd.[1]		8,516,783		7,933,950		582,833		1,626,245		10,563		(892)
KB Asset Management Co., Ltd.[1]		228,011		81,338		146,673		115,748		24,581		24,734
KB Capital Co., Ltd.[2]		5,563,402		5,003,278		560,124		359,986		60,419		60,778
KB Savings Bank Co., Ltd.		856,516		684,204		172,312		67,629		20,644		19,518
KB Real Estate Trust Co., Ltd.		223,820		20,482		203,338		55,719		20,289		19,380
KB Investment Co., Ltd.[1]		276,798		130,999		145,799		40,557		8,387		11,015
KB Credit Information Co., Ltd.		28,533		8,332		20,201		40,807		(578)		(649)
KB Data System Co., Ltd.		28,388		14,728		13,660		57,434		(140)		(863)

	2016
	Assets		Liabilities		Equity		Operating income (revenue)		Profit(loss) for the period		Total comprehensive income for the period
	(In millions of Korean won)
Kookmin Bank[1]	￦	307,066,370	￦	283,741,368	￦	23,325,002	￦	17,866,478	￦	964,256	￦	958,312
KB Securities Co., Ltd.[1,2,3]		32,382,795		28,198,439		4,184,356		2,444,185		(93,428)		(65,689)
KB Kookmin Card Co., Ltd.[1]		15,772,036		11,807,038		3,964,998		3,017,568		317,103		331,023
KB Life Insurance Co., Ltd.[1]		8,887,413		8,337,849		549,564		1,480,979		12,714		(33,269)
KB Asset Management Co., Ltd.[1]		170,781		16,605		154,176		127,435		58,756		57,503
KB Capital Co.,Ltd.[2]		7,428,372		6,640,305		788,067		473,253		96,785		96,740
KB Savings Bank Co., Ltd.		1,078,130		895,921		182,209		65,938		10,319		9,897
KB Real Estate Trust Co., Ltd.		216,687		33,713		182,974		65,230		29,270		29,636
KB Investment Co., Ltd.[1]		315,878		168,491		147,387		49,425		6,170		2,388
KB Credit Information Co., Ltd.		27,973		7,647		20,326		37,271		43		126
KB Data System Co., Ltd.		27,037		12,655		14,382		76,394		613		722

[1]	Financial information is based on its consolidated financial statements.
[2]	The amount includes the fair value adjustments due to the merger.
[3]	Profit(loss) is based on the amount after Hyundai Securities Co., Ltd. is included in the consolidation scope (October 2016).

Nature of the risks associated with interests in consolidated structured entities

The terms of contractual arrangements to provide financial support to a consolidated structured entity

•	The Group has provided payment guarantees of ￦1,595,200 million to Growth Investment First Co., Ltd. and other subsidiaries that issued debentures.

•	The Group provides capital commitment to KB Wise Star Private Real Estate Feeder Fund 1st. and 9 other subsidiaries. The unexecuted amount of the investment agreement is ￦458,490 million. Based on the capital commitment, the Group is subject to increase its investment upon the request of the asset management company or the additional agreement among investors.

•	The Group provides the guarantees of payment of principal, or principal and fixed rate of return in case the operating results of the trusts are less than the guaranteed principal, or principal and fixed rate of return.

Changes in subsidiaries

The subsidiaries newly included in consolidation during the year ended December 31, 2016, are as follows:

Company	Description
KB High-tech Company Investment Fund KB Star Fund_KB Value Focus Korea Equity Heungkuk Life Insurance Money Market Trust Hyundai Savings Bank Co., Ltd. and 47 others[1]	Holds over than a majority of the ownership interests

KL 1st Inc. and 16 others Able Ocean Co., Ltd. and 57 others[1]	Holds the power in the case of default or providing lines of credit or ABCP purchase commitments or is exposed to variable returns due to acquisition of subordinated debt

KB-Solidus Global Healthcare Fund

KB Vintage 16 Private Securities Investment Trust 1st

KB Evergreen bond fund No.98 (Hedge Fund)

Hyundai You First Private Real Estate Investment Trust No. 15

KB Haeoreum private securities investment trust 45(Bond)

Exposed to variable returns due to the power that determines the management performance over the trust and holding significant amounts of the ownership interests.

[1]	New subsidiaries due to Hyundai Securities Co., Ltd.‘s inclusion of consolidation scope.

The subsidiaries excluded from consolidation during the year ended December 31, 2016, are as follows:

Company	Description
Ashley Investment First Co., Ltd. GoldenEgg Investment Co., Ltd.	Lost the right of variable returns due to the releasing debt

Wise Mobile First Securitization Specialty and 4 others KB Mezzanine Private Securities Fund H THE HILL 5th Co., Ltd. and 6 others	Liquidated

Midus Absolute Return PF Bond 2(Hedge Fund) and other	Repurchased
KB Star Fund_KB Value Focus Korea Equity	Decrease of the interest to less than a majority

For the year ended December 31, 2016, the following table summarizes the information relating to the Group’s subsidiaries that have material non-controlling interests, before any intra-group eliminations, are as follows:

	2015		2016
	(In millions of Korean won)
Non-controlling interests percentage		47.98%		47.98%
Non-controlling interests
Assets of subsidiaries	￦	5,563,402	￦	7,428,372
Liabilities of subsidiaries		5,003,278		6,640,305
Equity of subsidiaries		560,124		788,067
Non-controlling interests		222,101		263,359
Profit attributable to non-controlling interests
Operating profit of subsidiaries		78,779		127,550
Profit of subsidiaries		60,419		96,785
Profit attributable to non-controlling interests		28,988		46,436
Cash flows of subsidiaries
Cash flows from operating activities		(1,140,145)		(1,783,799)
Cash flows from investing activities		(9,646)		(7,023)
Cash flows from financing activities		1,351,623		1,671,199

Net increase(decrease) in cash and cash equivalents	￦	201,832	￦	(119,623)

41. Unconsolidated Structured Entity

The nature, purpose and activities of the unconsolidated structured entities and how the structured entities are financed, are as follows:

Nature	Purpose	Activity	Method of Financing
Asset-backed securitization	Early cash generation through transfer of securitization assets Fees earned as services to SPC, such as providing lines of credit and ABCP purchase commitments	Fulfillment of Asset-backed securitization plan Purchase and transfer of securitization assets Issuance and repayment of ABS and ABCP	Issuance of ABS and ABCP based on securitization assets

Project Financing	Granting PF loans to SOC and real estate Granting loans to ships/aircrafts SPC	Construction of SOC and real estate Building ships/ construction and purchase of aircrafts	Loan commitments through Credit Line, providing lines of credit and investment agreements

Trust	Management of financial trusts; —Development trust —Mortgage trust —Management trust —Disposal trust —Distribution and management trust —Other trusts	Development, management, and disposal of trusted real estate assets Payment of trust fees and allocation of trust profits.	Distribution of trusted real estate assets and financing of trust company Public auction of trusted real estate assets and financing of trust company

Investment funds	Investment in beneficiary certificates Investment in PEF and partnerships	Management of fund assets Payment of fund fees and allocation of fund profits	Sales of beneficiary certificate instruments Investment of managing partners and limited partners

As of December 31, 2015 and 2016, the size of the unconsolidated structured entities and the risks associated with its interests in unconsolidated structured entities, are as follows:

	2015
	Asset-backed securitization		Project Financing		Trusts		Investment funds		Others		Total
	(In millions of Korean won)
Total assets of unconsolidated Structured Entity	￦	54,151,312	￦	23,291,892	￦	2,371,180	￦	28,084,612	￦	6,268,674	￦	114,167,670
Carrying amount on financial statements
Assets
Financial assets at fair value through profit or loss		225,559		—		—		—		—		225,559
Derivative financial assets		373		—		—		—		—		373
Loans		262,172		3,140,760		—		58,805		388,560		3,850,297
Financial investments		9,428,582		85,495		2,026		1,325,221		18,303		10,859,627
Investment in associates		—		—		—		386,909		—		386,909
Other assets		119		11		29,186		1,654		71		31,041

Total	￦	9,916,805	￦	3,226,266	￦	31,212	￦	1,772,589	￦	406,934	￦	15,353,806

Liabilities
Deposits	￦	258,554	￦	728,059	￦	—	￦	9,406	￦	19,743	￦	1,015,762
Other liabilities		330		—		—		—		—		330

Total	￦	258,884	￦	728,059	￦	—	￦	9,406	￦	19,743	￦	1,016,092

Maximum exposure to loss[1]
Holding assets	￦	9,916,805	￦	3,226,266	￦	31,213	￦	1,772,589	￦	406,934	￦	15,353,807
Purchase and investment commitments		516,558		14,177		—		1,584,181		—		2,114,916
Unused credit		3,449,749		—		—		—		—		3,449,749
Payment guarantee and loan commitments		16,132		1,234,149		—		—		78,801		1,329,082

Total	￦	13,899,244	￦	4,474,592	￦	31,213	￦	3,356,770	￦	485,735	￦	22,247,554

Methods of determining the maximum exposure to loss		Providing lines of credit and purchase commitments		Loan commitments / investment agreements / purchase commitments and acceptances and guarantees		Dividends by results trust: Total amount of trust exposure		Investments / loans and capital commitments		Loan commitments

	2016
	Asset-backed securitization		Project financing		Trusts		Investment funds		Others		Total
	(In millions of Korean won)
Total assets of unconsolidated Structured Entity	￦	95,829,740	￦	22,529,407	￦	588,267	￦	33,606,036	￦	4,723,822	￦	157,277,272
Carrying amount on financial statements
Assets
Financial assets at fair value through profit or loss		677,658		75,477		—		25,253		—		778,388
Derivative financial assets		110		—		—		—		—		110
Loans		610,623		2,860,776		54,500		26,897		173,989		3,726,785
Financial investments		6,406,641		8,595		305		3,621,376		19,612		10,056,529
Investment in associates		—		728		—		227,203		—		227,931
Other assets		6,945		3,002		9,350		859		57		20,213

Total	￦	7,701,977	￦	2,948,578	￦	64,155	￦	3,901,588	￦	193,658	￦	14,809,956

Liabilities
Deposits	￦	528,041	￦	703,049	￦	—	￦	40,382	￦	6,895	￦	1,278,367
Other liabilities		658		—		—		—		—		658

Total	￦	528,699	￦	703,049	￦	—	￦	40,382	￦	6,895	￦	1,279,025

Maximum exposure to loss[1]
Holding assets	￦	7,701,977	￦	2,948,578	￦	64,155	￦	3,901,588	￦	193,658	￦	14,809,956
Purchase and investment commitments		726,375		—		—		1,607,542		—		2,333,917
Unused credit		2,701,254		—		—		—		33,500		2,734,754
Payment guarantee and loan commitments		290,100		1,475,760		—		—		—		1,765,860

Total	￦	11,419,706	￦	4,424,338	￦	64,155	￦	5,509,130	￦	227,158	￦	21,644,487

Methods of determining the maximum exposure to loss		Providing lines of credit and purchase commitments		Loan commitments / investment agreements / purchase commitments and acceptances and guarantees		Dividends by results trust: Total amount of trust exposure		Investments / loans and capital commitments		Loan commitments

[1]	Maximum exposure to loss includes the asset amounts, after deducting loss(provision for assets, impairment losses and others), recognized in the financial statements of the Group.

42. Finance and Operating Lease

42.1 Finance lease

42.1.1 The Group as finance lessee

The future minimum lease payments arising as of December 31, 2015 and 2016, are as follows:

	2015		2016
	(In millions of Korean won)
Net carrying amount of finance lease assets	￦	52,204	￦	40,750

Minimum lease payment
Within 1 year		3,069		2,424
1-5 years		4,122		3.099

Total		7,191		5,523

Present value of minimum lease payment
Within 1 year		3,022		2,392
1-5 years		3,824		2,907

Total		6,846		5,299

42.1.2 The Group as finance lessor

Total lease investment and the present value of minimum lease payments as of December 31, 2015 and 2016, are as follows:

	2015				2016
	Total lease investment		Present value of minimum lease payment		Total lease investment		Present value of minimum lease payment
	(In millions of Korean won)
Within 1 year	￦	461,842	￦	388,995	￦	562,552	￦	478,312
1-5 years		840,534		764,368		1,096,614		1,004,512

Total	￦	1,302,376	￦	1,153,363	￦	1,659,166	￦	1,482,824

Unearned interest income of finance lease as of December 31, 2015 and 2016, is as follows:

	2015		2016
	(In millions of Korean won)
Total lease investment	￦	1,302,376	￦	1,659,166
Net lease investment
Present value of minimum lease payment		1,153,363		1,482,824

Unearned interest income	￦	149,013	￦	176,342

42.2 Operating lease

42.2.1 The Group as operating lessee

The future minimum lease payments arising from the non-cancellable lease contracts as of December 31, 2015 and 2016, are as follows:

	2015		2016
	(In millions of Korean won)
Minimum lease payment
Within 1 year	￦	126,428	￦	148,449
1-5 years		109,853		174,232
Over 5 years		34,679		34,488

Total	￦	270,960	￦	357,169

Minimum sublease payment	￦	(374)	￦	(1,109)

The lease payment reflected in profit or loss for the years ended December 31, 2014, 2015 and 2016, are as follows:

	2014		2015		2016
	(In millions of Korean won)
Lease payment reflected in profit or loss
Minimum lease payment	￦	218,635	￦	194,173	￦	197,444
Sublease payment		(156)		(167)		(1,026)

Total	￦	218,479	￦	194,006	￦	196,418

42.2.2 The Group as operating lessor

The future minimum lease receipts arising from the non-cancellable lease contracts as of December 31, 2015 and 2016, are as follows:

	2015		2016
	(In millions of Korean won)
Minimum lease receipts
Within 1 year	￦	41,544	￦	91,966
1-5 years		77,336		150,365
Over 5 years		738		—

Total	￦	119,618	￦	242,331

43. Related Party Transactions

Profit and loss arising from transactions with related parties for the years ended December 31, 2014, 2015 and 2016, are as follows:

		2014		2015		2016
		(In millions of Korean won)
Associates
KB Insurance Co., Ltd.	Interest income	￦	—	￦	50	￦	63
	Interest expense		—		164		1,057
	Fee and commission income		—		5,329		20,321
	Fee and commission expense		—		—		508
	Gains on financial assets/liabilities at fair value through profit or loss		—		2,761		4,822
	Losses on financial assets/liabilities at fair value through profit or loss		—		164		3,701
	Other operating income		—		759		12,972
	Other operating expense		—		1,233		6,406
	General and administrative expenses		—		3,691		14,244
	Reversal for credit loss		—		—		119
	Provision for credit loss		—		14		—
	Other non-operating income		—		10		110
	Other non-operating expense		—		(3,496)		74
Balhae Infrastructure Fund	Fee and commission income		7,851		7,975		8,440
Korea Credit Bureau Co., Ltd.	Interest expense		66		73		92
	Fee and commission income		1,051		1,822		1,648
	Fee and commission expense		1,739		1,900		1,948
	General and administrative expenses		2,046		2,199		1,968
UAMCO., Ltd.[1]	Interest expense		12		8		1
	Fee and commission income		14		14		5
KoFC KBIC Frontier Champ 2010-5(PEF)	Fee and commission income		778		548		457
Semiland Co., Ltd.	Interest income		8		—		—
	Gains on financial assets/liabilities at fair value through profit or loss		613		—		—
	Reversal for credit loss		4		—		—
United PF 1st Recovery Private Equity Fund[1]	Interest expense		—		49		1
KB GwS Private Securities Investment Trust	Fee and commission income		926		894		896
IMM Investment 5th PRIVATE EQUITY FUND	Other non-operating expense		—		—		1
Incheon Bridge Co., Ltd.	Interest income		13,226		12,843		14,534
	Interest expense		543		436		369
	Reversal for credit loss		—		2		—
	Provision for credit loss		2		4		31
Jaeyang Industry Co., Ltd.	Reversal for credit loss		—		—		37
HIMS Co., Ltd.[1]	Interest income		—		—		51
KoFC POSCO HANHWA KB Shared Growth Private Equity Fund No. 2	Fee and commission income		636		675		212
	Interest expense		—		—		10
	Losses on financial assets/liabilities at fair value through profit or loss		267		—		—

		2014	2015	2016
		(In millions of Korean won)
Aju Good Technology Venture Fund	Interest expense	—	—	4
KB Star Office Private Real Estate Investment Trust No.1	Interest income	562	370	371
	Interest expense	50	92	87
	Fee and commission income	435	435	436
NPS KBIC Private Equity Fund No. 1	Fee and commission income	236	—	—
	Provision for credit loss	133	—	—
RAND Bio Science Co., Ltd.	Interest expense	—	—	14
Inno Lending Co.,Ltd	Other non-operating expense	—	—	20
KBIC Private Equity Fund No. 3	Interest expense	38	23	12
	Fee and commission income	300	300	260
E-clear International Co., Ltd.	Interest income	—	18	—
Sawnics Co., Ltd.[1]	Interest income	—	1	—
SY Auto Capital Co., Ltd.	Interest income	—	—	718
	Interest expense	—	24	19
	Fee and commission income	—	—	—
	Other operating income	—	1,588	1,606
	Other operating expense	—	—	153
	Provision for credit losses	—	1	61
	Other non-operating income	—	—	250
KB No.2 Special Purpose Acquisition Company	Interest income	27	—	—
	Interest expense	1	—	—
	Fee and commission income	518	—	—
	Gains on financial assets/liabilities at fair value through profit or loss	1,440	—	—
KB No.3 Special Purpose Acquisition Company[1]	Interest income	30	62	—
	Interest expense	6	5	—
	Fee and commission income	350	—	—
	Gains on financial assets/liabilities at fair value through profit or loss	1,462	4,077	—
	Reversal for credit loss	—	14	—
	Provision for credit loss	14	—	—
KB No.4 Special Purpose Acquisition Company[1]	Interest income	24	78	—
	Interest expense	9	25	—
	Fee and commission income	350	—	—
	Gains on financial assets/liabilities at fair value through profit or loss	1,751	172	—
	Reversal for credit loss	—	14	—
	Provision for credit loss	14	—	—
KB No.5 Special Purpose Acquisition Company[1]	Interest income	13	68	68
	Interest expense	4	44	19
	Fee and commission income	175
	Gains on financial assets/liabilities at fair value through profit or loss	1,780	—	216
	Losses on financial assets/liabilities at fair value through profit or loss	—	119	—
	Reversal for credit loss	—	—	29
	Provision for credit loss	14	16	—
	Other non-operating income	—	—	2

		2014	2015	2016
		(In millions of Korean won)
KB No.6 Special Purpose Acquisition Company[1]	Interest income	9	53	55
	Interest expense	4	66	14
	Fee and commission income	525	—	—
	Gains on financial assets/liabilities at fair value through profit or loss	1,556	—	—
	Losses on financial assets/liabilities at fair value through profit or loss	—	471	65
	Other non-operating expense	—	—	4
KB No.7 Special Purpose Acquisition Company[1]	Interest income	—	34	37
	Interest expense	—	38	18
	Fee and commission income	—	150	—
	Gains on financial assets/liabilities at fair value through profit or loss	—	998	861
	Other non-operating income	—	—	40
KB No.8 Special Purpose Acquisition Company	Interest income	—	41	74
	Interest expense	—	21	35
	Fee and commission income	—	350	—
	Gains on financial assets/liabilities at fair value through profit or loss	—	1,951	—
	Losses on financial assets/liabilities at fair value through profit or loss	—	—	41
	Reversal for credit loss	—	—	50
	Provision for credit loss	—	50	—
KB No.9 Special Purpose Acquisition Company	Interest income	—	12	73
	Interest expense	—	7	40
	Fee and commission income	—	—	473
	Gains on financial assets/liabilities at fair value through profit or loss	—	—	1,665
	Losses on financial assets/liabilities at fair value through profit or loss	—	6	392
	Reversal for credit loss	—	—	49
	Provision for credit loss	—	50	—
KB No.10 Special Purpose Acquisition Company	Interest income	—	—	17
	Interest expense	—	—	8
	Fee and commission income	—	—	175
	Gains on financial assets/liabilities at fair value through profit or loss	—	—	1,497
	Other non-operating income	—	—	5
KB No.11 Special Purpose Acquisition Company	Interest income	—	—	3
	Gains on financial assets/liabilities at fair value through profit or loss	—	—	16
Keystone-Hyundai Securities No. 1 Private Equity Fund	Fee and commission income	—	—	22
MJT&I Co., Ltd.	Interest income	—	—	2
Doosung Metal Co., Ltd.	Interest income	—	—	1
Other
Retirement pension	Interest expense	788	955	749
	Fee and commission income	448	611	717

[1]	Excluded from the Group’s related party as of December 31, 2016.

Details of receivables and payables, and related allowances for loans losses arising from the related party transactions as of December 31, 2015 and 2016, are as follows:

		2015		2016
		(In millions of Korean won)
Associates
KB Insurance Co., Ltd.	Derivative financial assets	￦	2,059	￦	3,941
	Loans and receivables (Gross amount)		5,013		6,791
	Allowances for loan losses		31		9
	Other assets		12,672		23,341
	Derivative financial liabilities		219		13,545
	Deposits		8,415		9,883
	Debts		20,000		20,000
	Provisions		105		8
	Other liabilities		4,301		6,384
Balhae Infrastructure Fund	Other assets		2,039		2,123
Korea Credit Bureau Co., Ltd.	Loans and receivables (Gross amount)		19		14
	Deposits		19,435		26,827
	Other liabilities		368		255
UAMCO., Ltd.[1]	Loans and receivables (Gross amount)		5		—
	Deposits		815		—
JSC Bank CenterCredit	Cash and due from financial institutions		1,225		8
KoFC KBIC Frontier Champ 2010-5(PEF)	Other assets		137		—
KB GwS Private Securities Investment Trust	Other assets		641		673
Incheon Bridge Co., Ltd.	Loans and receivables (Gross amount)		231,674		209,105
	Allowances for loan losses		301		331
	Other assets		970		821
	Deposits		35,916		38,556
	Provisions		2		3
	Other liabilities		153		166
KoFC POSCO HANHWA KB Shared Growth Private Equity Fund No. 2	Other assets		346		98
Terra Co., Ltd.	Deposits		1		—
Dpaps Co., Ltd.	Deposits		3		—
Jaeyang Industry Co., Ltd.	Loans and receivables (Gross amount)		—		303
	Allowances for loan losses		—		6
	Other assets		—		7
Aju Good Technology Venture Fund	Deposits		—		1,201
	Other liabilities		—		1
Ejade Co., Ltd.	Deposits		12		2
Jungdong Steel Co., Ltd.	Deposits		—		3
Doosung Metal Co., Ltd.	Deposits		1		—
KB Star Office Private Real Estate Investment Trust No.1	Loans and receivables (Gross amount)		10,000		10,000
	Other assets		137		136
	Deposits		7,446		6,682
	Other liabilities		56		50
NPS KBIC Private Equity Fund No. 1[1]	Allowances for loan losses		133		—
	Other assets		142		—
RAND Bio Science Co., Ltd.	Deposits		—		2,356
	Loans and receivables (Gross amount)		—		1
	Other liabilities		—		12
Inno Lending Co., Ltd	Deposits		—		1,902
isMedia Co., Ltd	Provisions		—		4

		2015	2016
		(In millions of Korean won)
KBIC Private Equity Fund No. 3	Other assets	76	64
	Deposits	850	700
	Other liabilities	9	1
Sawnics Co., Ltd.[1]	Deposits	319	—
SY Auto Capital Co., Ltd.	Loans and receivables (Gross amount)	34	30,049
	Allowances for loan losses	—	32
	Other assets	214	108
	Deposits	1,845	3,997
	Provisions	—	29
	Other liabilities	567	70
KB No.5 Special Purpose Acquisition Company[1]	Derivative financial assets	2,024	—
	Loans and receivables (Gross amount)	1,869	—
	Deposits	2,323	—
	Other liabilities	39	—
KB No.6 Special Purpose Acquisition Company[1]	Derivative financial assets	1,366	—
	Loans and receivables (Gross amount)	1,492	—
	Deposits	4,195	—
	Other liabilities	68	—
KB No.7 Special Purpose Acquisition Company[1]	Derivative financial assets	1,192	—
	Loans and receivables (Gross amount)	1,091	—
	Deposits	2,336	—
	Other liabilities	37	—
KB No.8 Special Purpose Acquisition Company	Derivative financial assets	2,334	2,235
	Loans and receivables (Gross amount)	2,147	2,490
	Allowances for loan losses	50	—
	Deposits	2,373	2,342
	Other liabilities	21	3
KB No.9 Special Purpose Acquisition Company	Derivative financial assets	384	2,441
	Loans and receivables (Gross amount)	2,207	2,584
	Allowances for loan losses	50	—
	Deposits	2,973	2,399
	Other liabilities	7	6
KB No.10 Special Purpose Acquisition Company	Derivative financial assets	—	1,698
	Loans and receivables (Gross amount)	—	1,495
	Deposits	—	1,754
	Other liabilities	—	8
KB No.11 Special Purpose Acquisition Company	Derivative financial assets	—	135
	Loans and receivables (Gross amount)	—	790
Key management	Loans and receivables (Gross amount)	2,305	1,982
	Other assets	3	2
	Deposits	4,189	8,217
	Insurance contract liabilities	485	413
	Other liabilities	30	139
Other
Retirement pension	Other assets	264	304
	Deposits	51,920	1,464
	Other liabilities	37,969	16,497

[1]	The amounts are not disclosed as these are excluded from the Group’s related party as of December 31, 2016.

According to IAS 24, the Group includes associates, key management (including family members), and post-employment benefit plans of the Group and its related party companies in the scope of related parties. Additionally, the Group discloses balances (receivables and payables) and other amounts arising from the related party transactions in the notes to the consolidated financial statements. Refer to Note 13 for details on investments in associates.

Key management includes the directors of the Parent Company, and the directors of Kookmin Bank and companies where the directors and/or their close family members have control or joint control.

Significant loan transactions with related parties for the years ended December 31, 2015 and 2016, are as follows:

	2015[1]
	Beginning		Loans		Repayments		Others		Ending
	(In millions of Korean won)
Associates
KB Insurance Co., Ltd.	￦	—	￦	5,013	￦	—	￦	—	￦	5,013
Korea Credit Bureau Co., Ltd.		19		—		—		—		19
UAMCO., Ltd.[2]		2		3		—		—		5
Incheon Bridge Co., Ltd.		247,885		8,006		(24,217)		—		231,674
KB Star Office Private Real Estate Investment Trust No.1		10,000		—		—		—		10,000
SY Auto Capital Co., Ltd.		—		34		—		—		34
KB No.3 Special Purpose Acquisition Company[2]		1,780		—		—		(1,780)		—
KB No.4 Special Purpose Acquisition Company[2]		2,280		—		—		(2,280)		—
KB No.5 Special Purpose Acquisition Company[2]		2,180		—		—		—		2,180
KB No.6 Special Purpose Acquisition Company[2]		1,710		—		—		—		1,710
KB No.7 Special Purpose Acquisition Company[2]		—		1,250		—		—		1,250
KB No.8 Special Purpose Acquisition Company		—		2,490		—		—		2,490
KB No.9 Special Purpose Acquisition Company		—		2,584		—		—		2,584

	2016[1]
	Beginning		Loans		Repayments		Others		Ending
	(In millions of Korean won)
Associates
KB Insurance Co., Ltd.	￦	5,013	￦	1,778	￦	—	￦	—	￦	6,791
Korea Credit Bureau Co., Ltd.		19		—		(5)		—		14
UAMCO., Ltd.[2]		5		—		(5)		—		—
Incheon Bridge Co., Ltd.		231,674		4,000		(26,569)		—		209,105
Jaeyang Industry Co., Ltd.		—		—		—		303		303
HIMS Co., Ltd.[2]		—		3,500		(3,500)		—		—
KB Star Office Private Real Estate Investment Trust No.1		10,000		—		—		—		10,000
RAND Bio Science Co., Ltd.		—		1		—		—		1
SY Auto Capital Co., Ltd.		34		30,015		—		—		30,049
KB No.5 Special Purpose Acquisition Company[2]		2,180		—		—		(2,180)		—
KB No.6 Special Purpose Acquisition Company[2]		1,710		—		—		(1,710)		—
KB No.7 Special Purpose Acquisition Company[2]		1,250		—		—		(1,250)		—
KB No.8 Special Purpose Acquisition Company		2,490		—		—		—		2,490
KB No.9 Special Purpose Acquisition Company		2,584		—		—		—		2,584
KB No.10 Special Purpose Acquisition Company		—		1,495		—		—		1,495
KB No.11 Special Purpose Acquisition Company		—		790		—		—		790

[1]	Transactions and balances arising from operating activities between related parties; such as, payments, are excluded.
[2]	Excluded from the Group’s related party as of December 31, 2016.

Unused commitments to related parties as of December 31, 2015 and 2016, are as follows:

		2015		2016
		(In millions of Korean won)
Associates
KB Insurance Co., Ltd.	Loan commitments in Korean won	￦	20,000	￦	—
	Commitments of derivative financial instruments		—		251,833
	Unused commitments of credit card		21,601		20,859
Balhae Infrastructure Fund	Purchase of security investment		18,098		13,371
Korea Credit Bureau Co., Ltd.	Unused commitments of credit card		51		116
UAMCO., Ltd. [1]	Purchase of security investment		89,950		—
	Unused commitments of credit card		15		—
JSC Bank CenterCredit	Loan commitments in foreign currencies		117,200		—
KoFC KBIC Frontier Champ 2010-5(PEF)	Purchase of security investment		2,150		2,150
United PF 1st Recovery Private Equity Fund	Purchase of security investment		49,383		—
Aju Good Technology Venture Fund	Purchase of security investment		—		18,000
Incheon Bridge Co., Ltd.	Loan commitments in Korean won		38,963		50,000
	Unused commitments of credit card		79		89
KoFC POSCO HANHWA KB Shared Growth Private Equity Fund No. 2	Purchase of security investment		16,300		12,550
SY Auto Capital Co., Ltd.	Loan commitments in Korean won		—		10,000
	Unused commitments of credit card		116		101
isMedia Co.,Ltd	Loan commitments in Korean won		—		1,260
KB No.5 Special Purpose Acquisition Company[1]	Unused commitments of credit card		2		—
KB No.6 Special Purpose Acquisition Company[1]	Unused commitments of credit card		8		—
KB No.7 Special Purpose Acquisition Company[1]	Unused commitments of credit card		5		—
KB No.8 Special Purpose Acquisition Company	Unused commitments of credit card		10		—
KB No.9 Special Purpose Acquisition Company	Unused commitments of credit card		1		1
KB No.10 Special Purpose Acquisition Company	Unused commitments of credit card		—		4
RAND Bio Science Co., Ltd.	Unused commitments of credit card		—		24
Key management	Loan commitments in Korean won		223		898

[1]	The amounts are not disclosed as these are excluded from the Group’s related party as of December 31, 2016.

Compensation to key management for the years ended December 31, 2014, 2015 and 2016, consists of:

	2014
	Short-term employee benefits		Post-employment benefits		Share-based payments		Total
	(In millions of Korean won)
Registered directors (executive)	￦	1,580	￦	136	￦	(15)	￦	1,701
Registered directors (non-executive)		1,203		—		(15)		1,188
Non-registered directors		7,517		406		5,678		13,601

Total	￦	10,300	￦	542	￦	5,648	￦	16,490

	2015
	Short-term employee benefits		Post-employment benefits		Termination benefits		Share-based payments		Total
	(In millions of Korean won)
Registered directors (executive)	￦	1,612	￦	60	￦	—	￦	925	￦	2,597
Registered directors (non-executive)		848		—		—		—		848
Non-registered directors		6,173		94		163		4,320		10,750

Total	￦	8,633	￦	154	￦	163	￦	5,245	￦	14,195

	2016
	Short-term employee benefits		Post-employment benefits		Termination benefits		Share-based payments		Total
	(In millions of Korean won)
Registered directors (executive)	￦	1,165	￦	63	￦	—	￦	863	￦	2,091
Registered directors (non-executive)		796		—		—		—		796
Non-registered directors		6,637		208		—		8,776		15,621

Total	￦	8,598	￦	271	￦	—	￦	9,639	￦	18,508

Details of assets pledged as collateral to related parties as of December 31, 2015 and 2016, are as follows:

		2015				2016
		Carrying amount		Collateralized amount		Carrying amount		Collateralized amount
		(In millions of Korean won)
Associates
KB Insurance Co., Ltd.	Land and buildings	￦	216,284	￦	26,000	￦	217,369	￦	26,000
	Investment securities		—		—		50,000		50,000

Collateral received from related parties as of December 31, 2015 and 2016, is as follows:

		2015		2016
		(In millions of Korean won)
Associates
KB Insurance Co., Ltd.	Investment securities	￦	—	￦	50,000
Incheon Bridge Co., Ltd.	Fund management account for standby loan commitment		65,000		65,000
KB Star Office Private Real Estate Investment Trust No.1	Real estate		13,000		13,000
Key management	Time deposits and others		249		251
	Real estate		2,662		2,759

As of December 31, 2016, Incheon Bridge Co., Ltd., a related party, provided fund management account, civil engineering completed risk insurance, shares and management rights as senior collateral amounting to ￦816,400 million to a financial syndicate that consists of the Group and four other institutions, and provided subordinated collateral amounting to ￦201,100 million to subordinated debt holders that consist of the Group and two other institutions

44. Business Combination

44.1 The Acquisition of shares of Hyundai Securities Co., Ltd.

The Group obtained 100% shares of Hyundai Securities Co., Ltd. by comprehensively swapping total issued shares of Hyundai Securities Co., Ltd., excluding shares held by the Group at the share exchange date (October 19, 2016), with newly issued shares of KB Financial Group Co., Ltd. As a result, Hyundai Securities Co., Ltd. became a wholly owned subsidiary of the Group. Based on the Board of Directors on November 1, 2016, Hyundai Securities as the surviving entity and KB Investment & Securities Co., Ltd. as the non-surviving entity are merged on December 30, 2016, and this is merger transaction between subsidiaries under a common control of the Group.

The following table summarizes the consideration paid for business combination, and the fair value of assets acquired, liabilities assumed:

	2016
	(In millions of Korean won)
Consideration
Fair value of existing holdings at the time of stock exchange	￦	1,456,263
Equity securities(Common shares: 31,759,844)		1,305,330

Total consideration transferred	￦	2,761,593

Recognized amounts of identifiable assets acquired and liabilities assumed
Cash and due from financial institutions	￦	1,825,496
Financial assets at fair value through profit or loss		14,084,518
Derivative financial assets		591,019
Available-for-sale financial assets		3,116,372
Held-to-maturity financial assets		17,314
Investments in associates		6,487
Loans		4,717,679
Property plant and equipment(included Investment property)		673,627
Intangible assets		144,459
Other assets		1,188,254

Total Assets		26,365,225

Financial liabilities at fair value through profit or loss		8,515,540
Deposits		3,258,894
Derivative financial liabilities		674,123
Debentures		9,031,139
Other liabilities		1,495,322

Total liabilities		22,975,018

Total identifiable net assets	￦	3,390,207

Non-controlling interests		—
Gains on bargain purchase		628,614

As a result of the business combination, there was a gain on the bargain purchase and the Group recognized it as other non-operating income in the consolidated statement of comprehensive income.

Details of loans acquired are as follows:

2016
(In millions of Korean won)
Fair value of loans	￦ 4,717,679
Contractual total amount of loan receivables	4,798,537
Contractual cash flows that are not expected to be recovered	(136,370)

Details of intangible assets recognized as a result of business combinations are as follows:

	2016
	(In millions of Korean won)
Securities brokerage intangible assets[1]	￦	64,501
Securities bank deposits intangible assets[1]		12,665
Others[2]		67,293

Total	￦	144,459

[1]	To estimate the fair value of securities brokerage intangible assets and securities bank deposits intangible assets, the Group used the multi-period excess earnings method of the income approach. The multi-period excess earnings method is the considering the present value by discounting the excess earning generated by the intangible assets subject to valuation with an appropriate discount rate. The excess earning for each year is calculated by deducting the cost of property, plant and equipment or other intangible assets (contributed assets) that have been contributed the earning generated by the intangible assets subject to valuation

[2]	Memberships and other intangible assets were previously held by Hyundai Securities Co., Ltd.

In 2016, the Group measured 29.62% of Hyundai Securities Co., Ltd.‘s equity interest held before the business combination at fair value and recognized ￦5,817 million as a loss on investment in the consolidated statements of income.

After the acquisition date, operating loss and net loss of Hyundai Securities Co., Ltd. were ￦78,849 million and ￦61,773million, respectively.

If Hyundai Securities Co., Ltd. was consolidated from the beginning of the current period, the operating profit and profit for the period of the Group would be ￦15,821million and ￦10,360million, respectively, in the consolidated statement of comprehensive income.

44.2 Merger of Hyundai Securities and KB Investment&Securities Co., Ltd.

On December 30, 2016, Hyundai Securities Co., Ltd. merged with KB Investment & Securities Co., Ltd. and changed the name to KB Securities Co., Ltd. As a result, shareholders listed in the shareholder register of KB Investment & Securities Co., Ltd. as of the merger date were allotted with 1.3368131 common share of Hyundai Securities Co., Ltd. (per value ￦5,000) in exchange for one common share of KB Investment & Securities Co., Ltd (per value ￦5,000).

45. Event after the Reporting Period

On April 14, 2017, the board of directors of the Group resolved to conduct tender offers and a comprehensive stock swap to acquire all of the outstanding shares of KB Insurance Co., Ltd. (“KB Insurance”) and KB Capital Co., Ltd. (“KB Capital”) in order to increase its shareholding in both companies to 100% and eventually convert the entities to wholly owned subsidiaries. The tender offers scheduled to expire in May 2017 is followed by the stock swap where all remaining shareholders of KB insurance and KB Capital will exchange their common shares with the common shares of KB Financial Group scheduled to be completed in July 2017.

46. Approval of Issuance of the Financial Statements

The issuance of the Group’s consolidated financial statements as of and for the year ended December 31, 2016, was approved by the Board of Directors on February 9, 2017.

47. Parent Company Information

The following tables present the Parent Company Only financial information:

Condensed Statements of Financial Position

	Dec. 31 2015		Dec. 31 2016
	(In millions of Korean won)
Assets
Cash held at bank subsidiaries	￦	324,947	￦	115,065
Financial assets at fair value through profit of loss		99,118		246,656
Receivables from nonbanking subsidiaries		—		—
Investments in subsidiaries(1)
Banking subsidiaries		14,821,721		14,821,721
Nonbanking subsidiaries.		3,735,845		6,571,024
Investments in associate(1)		883,065		1,053,690
Other assets		151,475		532,388

Total assets	￦	20,016,171	￦	23,369,959

Liabilities and shareholders’ equity
Debts	￦	—	￦	350,000
Debentures		1,647,117		3,474,200
Other liabilities		141,050		523,942
Shareholders’ equity		18,228,004		19,021,817

Total liabilities and shareholders’ equity	￦	20,016,171	￦	23,369,959

(1)	Investments in subsidiaries and associate were accounted at cost method in accordance with IAS 27.

Condensed Statements of Comprehensive Income

	2014		2015		2016
	(In millions of Korean won)
Income
Dividends from subsidiaries	￦	493,782	￦	315,527	￦	686,919
Dividends from an associate		—		—		7,989
Interest from subsidiaries		2,391		2,185		2,192
Other income		—		1,658		7,880

Total income		496,173		319,370		704,980

Expense
Interest expense		19,149		27,929		60,521
Non-interest expense		43,473		48,206		54,491

Total expense		62,622		76,135		115,012

Profit(loss) before tax expense		433,551		243,235		589,968

Tax income(expense)		(600)		190		164

Profit(loss) for the year		432,951		243,425		590,132

Other comprehensive income(loss) for the year, net of tax		(1,523)		(741)		237

Total comprehensive income for the year	￦	431,428	￦	242,684	￦	590,369

Condensed Statements of Cash Flows

	2014		2015		2016
	(In millions of Korean won)
Operating activities
Net income	￦	432,951	￦	243,425	￦	590,132
Reconciliation of net income (loss) to net cash provided by operating activities:
Other operating activities, net		(286,554)		304,444		5,588

Net cash inflow (outflow) from operating activities		146,397		547,869		595,720

Investing activities
Net payments from (to) subsidiaries		(279,870)		(90,000)		(1,684,021)
Other investing activities, net		750		(880,059)		(201,890)

Net cash outflow from investing activities		(279,120)		(970,059)		(1,885,911)

Financing activities
Increase in debts		—		—		1,455,000
Decreases in debts		—		—		(1,105,000)
Increases in debentures		279,340		1,017,752		1,975,742
Repayments of debentures		—		—		(150,000)
Cash dividends paid		(193,176)		(301,354)		(378,625)
Acquisition of treasury shares		—		—		(716,808)

Net cash inflow from financing activities		86,164		716,398		1,080,309

Net increase in cash held at bank subsidiaries		(46,559)		294,208		(209,882)
Cash held at bank subsidiaries at January 1		77,295		30,736		324,944

Cash held at bank subsidiaries at December 31	￦	30,736	￦	324,944	￦	115,062