Form 20-F
period 2017-12-31
KB Financial Group Inc.
filed 2018-04-27
CIK 1445930

As filed with the Securities and Exchange Commission on April 27, 2018

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2017

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

26, Gukjegeumyung-ro 8-gil, Yeongdeungpo-gu, Seoul 07331, Korea

(Address of principal executive offices)

Peter BongJoong Kwon

7F, Kookmin Bank 26, Gukjegeumyung-ro 8-gil, Yeongdeungpo-gu, Seoul 07331, Korea

Telephone No.: +82-2-2073-2824

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

399,037,583 shares of Common Stock, par value ￦5,000 per share

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

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

The financial statements included in this annual report are prepared in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB. As such, we make an explicit and unreserved statement of compliance with IFRS as issued by the IASB with respect to our consolidated financial statements as of December 31, 2016 and 2017 and for the years ended December 31, 2015, 2016 and 2017 included in this annual report. Unless indicated otherwise, the financial information in this annual report as of and for the years ended December 31, 2013, 2014, 2015, 2016 and 2017 has been prepared in accordance with IFRS as issued by the IASB, which is not comparable to information prepared in accordance with generally accepted accounting principles in the United States, or U.S. GAAP.

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

For your convenience, this annual report contains translations of Won amounts into U.S. dollars at the noon buying rate of the Federal Reserve Bank of New York for Won in effect on December 29, 2017, which was ￦1,067.42 = US$1.00.

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

The selected consolidated financial and operating data set forth below as of and for the years ended December 31, 2013, 2014, 2015, 2016 and 2017 have been derived from our audited consolidated financial statements, which have been prepared in accordance with IFRS as issued by the IASB. Our consolidated financial statements as of and for the years ended December 31, 2013, 2014, 2015, 2016 and 2017 have been audited by independent registered public accounting firm Samil PricewaterhouseCoopers.

You should read the following data together with the more detailed information contained in “Item 5. Operating and Financial Review and Prospects” and our consolidated financial statements included elsewhere in this annual report. Historical results do not necessarily predict future results.

Consolidated statements of comprehensive income data

	Year Ended December 31,
	2013		2014		2015		2016		2017		2017(2)
	(in billions of Won, except common share data)										(in millions of US$, except common share data)
Interest income	￦	12,357	￦	11,635	￦	10,376	￦	10,022	￦	11,382	US$	10,663
Interest expense		(5,834)		(5,219)		(4,173)		(3,619)		(3,672)		(3,440)

Net interest income		6,523		6,416		6,203		6,403		7,710		7,223

Fee and commission income		2,657		2,666		2,971		3,151		3,988		3,737
Fee and commission expense		(1,178)		(1,283)		(1,436)		(1,566)		(1,938)		(1,816)

Net fee and commission income		1,479		1,383		1,535		1,585		2,050		1,921

Insurance income(1)		1,234		1,215		1,373		1,201		8,971		8,404
Insurance expense(1)		(1,359)		(1,352)		(1,479)		(1,319)		(8,377)		(7,848)

Net insurance income (expenses)(1)		(125)		(137)		(106)		(118)		594		556

Net gains (losses) on financial assets and liabilities at fair value through profit or loss		757		439		360		(9)		740		693

Net other operating income (expenses)(1)		(1,180)		(904)		(610)		(416)		(902)		(845)

General and administrative expenses		(3,984)		(4,010)		(4,524)		(5,229)		(5,629)		(5,273)

Operating profit before provision for credit losses		3,470		3,187		2,858		2,216		4,563		4,275

Provision for credit losses		(1,443)		(1,228)		(1,037)		(539)		(548)		(513)

Net operating profit		2,027		1,959		1,821		1,677		4,015		3,762

Share of profit (loss) of associates and joint ventures		(199)		13		203		281		84		79

Net other non-operating income (expense)		(12)		(71)		140		671		39		36

Net non-operating profit (loss)		(211)		(58)		343		952		123		115

Profit before income tax		1,816		1,901		2,164		2,629		4,138		3,877

Tax income (expense)		(541)		(486)		(437)		(439)		(795)		(745)

Profit for the year	￦	1,275	￦	1,415	￦	1,727	￦	2,190	￦	3,343	US$	3,132

Items that will not be reclassified to profit or loss:
Remeasurements of net defined benefit		41		(100)		(23)		13		23		21
Shares of other comprehensive income of associates and joint ventures		—		—		—		4		—		—

Items that may be reclassified subsequently to profit or loss:
Exchange differences on translating foreign operations		(2)		17		45		20		(110)		(103)
Valuation gains (losses) on financial investments		(4)		249		(29)		(48)		89		83
Shares of other comprehensive income (loss) of associates and joint ventures		(10)		(32)		—		(11)		101		95
Cash flow hedges		2		(10)		1		4		21		20
Gains (losses) on hedges of a net investment in a foreign operation		—		—		(25)		(7)		27		25
Other comprehensive income of separate account		—		—		—		—		(14)		(13)

Other comprehensive income (loss) for the year, net of tax		27		124		(31)		(25)		137		128

Total comprehensive income for the year	￦	1,302	￦	1,539	￦	1,696	￦	2,165	￦	3,480	US$	3,260

Profit attributable to:
Shareholders of the parent company	￦	1,272	￦	1,401	￦	1,698	￦	2,144	￦	3,311	US$	3,102
Non-controlling interests		3		14		29		46		32		30

	￦	1,275	￦	1,415	￦	1,727	￦	2,190	￦	3,343	US$	3,132

Total comprehensive income attributable to:
Shareholders of the parent company	￦	1,313	￦	1,526	￦	1,667	￦	2,119	￦	3,446	US$	3,228
Non-controlling interests		(11)		13		29		46		34		32

	￦	1,302	￦	1,539	￦	1,696	￦	2,165	￦	3,480	US$	3,260

Earnings per share
Basic earnings per share	￦	3,291	￦	3,626	￦	4,396	￦	5,588	￦	8,305	US$	7.78
Diluted earnings per share		3,277		3,611		4,376		5,559		8,257		7.74

(1)	Prior to 2017, insurance income and expense of KB Life Insurance Co., Ltd., our life insurance subsidiary, and KB Kookmin Card Co., Ltd., our credit card subsidiary, were recorded as part of other operating income and expenses. In May 2017, KB Insurance Co., Ltd., a non-life insurance company, became our consolidated subsidiary pursuant to a tender offer (and became a wholly-owned subsidiary in July 2017 pursuant to a comprehensive stock swap). See “Item 5.A. Operating Results—Overview—Acquisitions.” As a result, commencing in 2017, insurance income and expense (comprising insurance income and expense of KB Life Insurance and KB Kookmin Card, as well as insurance income and expense of KB Insurance from the date of its consolidation) are recorded as separate line items, instead of as part of other operating income and expenses. Insurance income and expense of KB Life Insurance and KB Kookmin Card for prior years have been reclassified accordingly.
(2)	Won amounts are expressed in U.S. dollars at the rate of ￦1,067.42 to US$1.00, the noon buying rate in effect on December 29, 2017 as quoted by the Federal Reserve Bank of New York in the United States.

Consolidated statements of financial position data

	Year Ended December 31,
	2013		2014		2015		2016		2017		2017(2)
	(in billions of Won)										(in millions of US$)
Assets
Cash and due from financial institutions	￦	14,793	￦	15,424	￦	16,316	￦	17,885	￦	19,818	US$	18,566
Financial assets at fair value through profit or loss		9,329		10,758		11,174		27,858		32,227		30,192
Derivative financial assets		1,819		1,968		2,278		3,382		3,310		3,101
Loans		219,001		231,450		245,005		265,486		290,123		271,798
Financial investments		34,849		34,961		39,137		45,148		66,608		62,401
Investments in associates and joint ventures		755		670		1,738		1,771		335		314
Property and equipment		3,061		3,083		3,287		3,627		4,202		3,936
Investment property		166		378		212		755		849		795
Intangible assets		443		489		467		652		2,943		2,757
Net defined benefit assets		—		—		—		—		1		1
Current income tax assets		347		306		19		66		6		6
Deferred income tax assets		16		16		8		134		4		4
Assets held for sale		38		70		49		52		156		146
Other assets		7,551		8,783		9,375		8,858		16,204		15,181

Total assets	￦	292,168	￦	308,356	￦	329,065	￦	375,674	￦	436,786	US$	409,198

Liabilities
Financial liabilities at fair value through profit or loss	￦	1,115	￦	1,819	￦	2,975	￦	12,123	￦	12,023	US$	11,264
Derivative financial liabilities		1,795		1,797		2,326		3,807		3,143		2,944
Deposits		200,882		211,549		224,268		239,731		255,800		239,643
Debts		14,101		15,865		16,241		26,251		28,821		27,001
Debentures		27,040		29,201		32,601		34,992		44,993		42,151
Provisions		678		614		607		538		568		532
Net defined benefit liabilities		64		76		73		96		155		145
Current income tax liabilities		211		232		31		442		434		406
Deferred income tax liabilities		62		93		179		103		533		499
Insurance contract liabilities(1)		5,599		6,265		6,925		7,291		31,801		29,793
Other liabilities(1)		14,638		13,332		13,937		19,039		24,470		22,925

Total liabilities	￦	266,185	￦	280,843	￦	300,163	￦	344,413	￦	402,741	US$	377,303

Total Equity
Capital stock	￦	1,932	￦	1,932	￦	1,932	￦	2,091	￦	2,091	US$	1,959
Capital surplus		15,855		15,855		15,855		16,995		17,122		16,041
Accumulated other comprehensive income		336		461		429		405		538		503
Retained earnings		7,860		9,067		10,464		12,229		15,044		14,094

Treasury shares		—		—		—		(722)		(756)		(708)

Equity attributable to shareholders of the parent company		25,983		27,315		28,680		30,998		34,039		31,889
Non-controlling interests		—		198		222		263		6		6

Total equity	￦	25,983	￦	27,513	￦	28,902	￦	31,261	￦	34,045	US$	31,895

Total liabilities and equity	￦	292,168	￦	308,356	￦	329,065	￦	375,674	￦	436,786	US$	409,198

(1)	Prior to 2017, insurance contract liabilities of KB Life Insurance, our life insurance subsidiary, and KB Kookmin Card, our credit card subsidiary, were recorded as part of other liabilities. In May 2017, KB Insurance, a non-life insurance company, became our consolidated subsidiary pursuant to a tender offer (and became a wholly-owned subsidiary in July 2017 pursuant to a comprehensive stock swap). See “Item 5.A. Operating Results—Overview—Acquisitions.” As a result, commencing as of December 31, 2017, insurance contract liabilities (comprising such liabilities of KB Life Insurance, KB Kookmin Card and KB Insurance) are recorded as separate line items, instead of as part of other liabilities. Insurance contract liabilities of KB Life Insurance and KB Kookmin Card as of prior dates have been reclassified accordingly.
(2)	Won amounts are expressed in U.S. dollars at the rate of ￦1,067.42 to US$1.00, the noon buying rate in effect on December 29, 2017 as quoted by the Federal Reserve Bank of New York in the United States.

Profitability ratios and other data

	As of or for the year Ended December 31,
	2013	2014	2015	2016	2017
	(Percentages)
Profit (loss) attributable to stockholders as a percentage of:
Average total assets(1)	0.44%	0.47%	0.54%	0.62%	0.80%
Average stockholders’ equity(1)	5.00	5.30	6.05	7.13	9.56
Dividend payout ratio(2)	15.01	21.48	22.32	23.23	23.17
Net interest spread(3)	2.31	2.22	2.07	2.06	2.18
Net interest margin(4)	2.51	2.39	2.20	2.13	2.27
Efficiency ratio(5)	53.45	55.72	61.28	70.24	58.65
Cost-to-average assets ratio(6)	1.37	1.34	1.43	1.50	1.36
Won loans (gross) as a percentage of Won deposits	107.12	107.73	107.88	110.77	114.02
Total loans (gross) as a percentage of total deposits	110.44	110.57	110.40	111.69	114.24

(1)	Average balances are based on daily balances for our banking, credit card and investment and securities operations and monthly or quarterly balances for our other operations.
(2)	Represents the ratio of total dividends declared on common stock as a percentage of profit attributable to stockholders.
(3)	Represents the difference between the yield on average interest earning assets and cost of average interest bearing liabilities.
(4)	Represents the ratio of net interest income to average interest earning assets.
(5)	Represents the ratio of general and administrative expenses to the sum of net interest income, net fee and commission income, net gain on financial assets and liabilities at fair value through profit or loss and net other operating income.
(6)	Represents the ratio of general and administrative expenses to average total assets.

Capital ratios

	As of or for the year Ended December 31,
	2015	2016	2017
	(Percentages)
Consolidated capital adequacy ratio of KB Financial Group(1)	15.48%	15.27%	15.23%
Capital adequacy ratios of Kookmin Bank
Tier I capital adequacy ratio(2)	13.74	14.83	14.86
Common equity Tier I capital adequacy ratio(2)	13.74	14.83	14.86
Tier II capital adequacy ratio(2)	2.27	1.49	1.16
Average stockholders’ equity as a percentage of average total assets	8.87	8.63	8.37

(1)	Under applicable guidelines of the Financial Services Commission, we, as a bank holding company, were required to maintain a total minimum consolidated capital adequacy ratio of 9.75% (including applicable additional capital buffers and requirements) as of December 31, 2017. See “Item 4.B. Business Overview—Supervision and Regulation—Principal Regulations Applicable to Financial Holding Companies—Capital Adequacy.”
(2)	Kookmin Bank’s capital adequacy ratios are computed in accordance with the guidelines issued by the Financial Services Commission. See “Item 4.B. Business Overview—Supervision and Regulation—Principal Regulations Applicable to Banks—Capital Adequacy.”

Credit portfolio ratios and other data

	As of December 31,
	2013		2014		2015		2016		2017
	(in billions of Won, except percentages)
Total loans(1)	￦	221,862	￦	233,902	￦	247,587	￦	267,764	￦	292,233
Total non-performing loans(2)		1,421		1,068		922		923		758
Other impaired loans not included in non-performing loans		2,669		1,996		2,075		1,613		1,509
Total of non-performing loans and other impaired loans		4,090		3,064		2,997		2,536		2,267
Total allowances for loan losses		2,861		2,452		2,582		2,278		2,110
Non-performing loans as a percentage of total loans		0.64%		0.46%		0.37%		0.34%		0.26%
Non-performing loans as a percentage of total assets		0.49%		0.35%		0.28%		0.25%		0.17%
Total of non-performing loans and other impaired loans as a percentage of total loans		1.84%		1.31%		1.21%		0.95%		0.78%
Allowances for loan losses as a percentage of total loans		1.29%		1.05%		1.04%		0.85%		0.72%

(1)	Before deduction of allowances for loan losses.
(2)	Non-performing loans are defined as those loans, including corporate, retail and other loans, which are past due by 90 days or more.

Selected Statistical Information

Average Balance Sheets and Related Interest

The following table shows our average balances and interest rates for the past three years:

	Year Ended December 31,
	2015					2016					2017
	Average Balance(1)		Interest Income(2)(3)		Average Yield	Average Balance(1)		Interest Income(2)(3)		Average Yield	Average Balance(1)		Interest Income(2)(3)		Average Yield
	(in billions of Won, except percentages)
Assets
Cash and interest earning deposits in other banks	￦	8,980	￦	152	1.69%	￦	8,630	￦	111	1.29%	￦	9,620	￦	126	1.31%
Financial investment (debt securities)(4)		32,423		989	3.05		34,868		890	2.55		49,137		1,160	2.36
Loans:
Corporate		105,821		3,618	3.42		112,657		3,469	3.08		123,004		3,962	3.22
Mortgage		51,467		1,554	3.02		55,638		1,522	2.74		60,944		1,683	2.76
Home equity		33,572		1,047	3.12		34,048		983	2.89		32,777		953	2.91
Other consumer(5)		35,351		1,843	5.21		39,506		1,835	4.64		46,325		2,115	4.57
Credit cards(6)		11,907		1,091	9.16		12,827		1,124	8.76		14,881		1,258	8.45
Foreign		2,794		82	2.93		3,011		88	2.92		3,607		125	3.47

Loans (total)		240,912		9,235	3.83		257,687		9,021	3.50		281,538		10,096	3.59

Total average interest earning assets	￦	282,315	￦	10,376	3.67%	￦	301,185	￦	10,022	3.33%	￦	340,295	￦	11,382	3.34%

Cash and due from banks		8,804		—	—		9,797		—	—		10,494		—	—
Financial assets at fair value through profit or loss:
Debt securities(3)		9,321		—	—		14,845		—	—		27,331		—	—
Equity securities		689		—	—		1,832		—	—		3,849		—	—
Other		62		—	—		70		—	—		76		—	—

Financial assets at fair value through profit or loss (total)		10,072		—	—		16,747		—	—		31,256		—	—
Financial investment (equity securities)		3,177		—	—		6,140		—	—		9,135		—	—
Investment in associates		1,048		—	—		2,107		—	—		968		—	—
Derivative financial assets		2,121		—	—		2,583		—	—		2,372		—	—
Premises and equipment		3,230		—	—		3,464		—	—		5,826		—	—
Intangible assets		470		—	—		515		—	—		2,409		—	—
Allowances for loan losses		(2,922)		—	—		(2,734)		—	—		(2,428)		—	—
Other non-interest earning assets		7,748		—	—		8,746		—	—		13,405		—	—

Total average non-interest earning assets		33,748		—	—		47,365		—	—		73,437		—	—

Total average assets	￦	316,063	￦	10,376	3.28%	￦	348,550	￦	10,022	2.88%	￦	413,732	￦	11,382	2.75%

	Year Ended December 31,
	2015					2016					2017
	Average Balance(1)		Interest Expense		Average Cost	Average Balance(1)		Interest Expense		Average Cost	Average Balance(1)		Interest Expense		Average Cost
	(in billions of Won, except percentages)
Liabilities
Deposits:
Demand deposits	￦	82,614	￦	291	0.35%	￦	97,858	￦	295	0.30%	￦	110,945	￦	290	0.26%
Time deposits		123,977		2,674	2.16		125,612		2,126	1.69		127,478		2,010	1.58
Certificates of deposit		3,645		70	1.92		3,387		56	1.65		2,863		45	1.57

Deposits (total)		210,236		3,035	1.44		226,857		2,477	1.09		241,286		2,345	0.97
Debts(7)		19,649		271	1.38		22,798		289	1.27		33,065		446	1.35
Debentures		30,885		867	2.81		34,213		853	2.49		39,767		881	2.22

Total average interest bearing liabilities	￦	260,770	￦	4,173	1.60%	￦	283,868	￦	3,619	1.27%	￦	314,118	￦	3,672	1.17%

Non-interest bearing demand deposits		3,836		—	—		4,073		—	—		4,114		—	—
Derivative financial liabilities		2,046		—	—		2,687		—	—		2,422		—	—
Financial liabilities at fair value through profit or loss		2,453		—	—		5,737		—	—		12,674		—	—
Other non-interest bearing liabilities		18,705		—	—		21,877		—	—		45,618		—	—

Total average non-interest bearing liabilities		27,040		—	—		34,374		—	—		64,828		—	—

Total average liabilities		287,810		4,173	1.45		318,242		3,619	1.14		378,946		3,672	0.95

Total equity		28,253		—	—		30,308		—	—		34,786		—	—

Total average liabilities and equity	￦	316,063	￦	4,173	1.32%	￦	348,550	￦	3,619	1.04%	￦	413,732	￦	3,672	0.87%

(1)	Average balances are based on daily balances for our banking, credit card and investment and securities operations and monthly or quarterly balances for our other operations.
(2)	We do not invest in any tax-exempt securities.
(3)	Excludes interest income from debt securities at fair value through profit or loss.
(4)	Information related to investment securities classified as available-for-sale has been computed using amortized cost, and therefore does not give effect to changes in fair value that are reflected as a component of total equity.
(5)	Includes other interest income.
(6)	Interest income from credit cards includes principally cash advance fees of ￦236 billion, ￦210 billion and ￦216 billion and interest on credit card loans of ￦453 billion, ￦525 billion and ￦629 billion for the years ended December 31, 2015, 2016 and 2017, respectively, but does not include interchange fees.
(7)	Includes other interest expense.

The following table presents our net interest spread, net interest margin, and asset liability ratio for the past three years:

	Year Ended December 31,
	2015	2016	2017
	(percentages)
Net interest spread(1)	2.07%	2.06%	2.18%
Net interest margin(2)	2.20	2.13	2.27
Average asset liability ratio(3)	108.26	106.10	108.33

(1)	The difference between the average rate of interest earned on interest earning assets and the average rate of interest paid on interest bearing liabilities.
(2)	The ratio of net interest income to average interest earning assets.
(3)	The ratio of average interest earning assets to average interest bearing liabilities.

Analysis of Changes in Net Interest Income—Volume and Rate Analysis

The following table provides an analysis of changes in interest income, interest expense and net interest income based on changes in volume and changes in rate for 2015 compared to 2016 and 2016 compared to 2017. Information is provided with respect to: (1) effects attributable to changes in volume (changes in volume multiplied by prior rate) and (2) effects attributable to changes in rate (changes in rate multiplied by prior volume). Changes attributable to the combined impact of changes in rate and volume have been allocated proportionately to the changes due to volume changes and changes due to rate changes.

	2016 vs. 2015 Increase/(Decrease) Due to Change in						2017 vs. 2016 Increase/(Decrease) Due to Change in
	Volume		Rate		Total		Volume		Rate		Total
	(in billions of Won)
Interest earning assets
Cash and interest earning deposits in other banks	￦	(6)	￦	(35)	￦	(41)	￦	13	￦	3	￦	16
Financial investment (debt securities)		71		(170)		(99)		341		(71)		270
Loans:
Corporate		225		(374)		(149)		330		163		493
Mortgage		120		(152)		(32)		150		11		161
Home equity		15		(79)		(64)		(37)		7		(30)
Other consumer		205		(213)		(8)		308		(28)		280
Credit cards		82		(49)		33		175		(41)		134
Foreign		6		0		6		19		18		37

Total interest income	￦	718	￦	(1,072)	￦	(354)	￦	1,299	￦	62	￦	1,361

	2016 vs. 2015 Increase/(Decrease) Due to Change in						2017 vs. 2016 Increase/(Decrease) Due to Change in
	Volume		Rate		Total		Volume		Rate		Total
	(in billions of Won)
Interest bearing liabilities
Deposits:
Demand deposits	￦	49	￦	(45)	￦	4	￦	37	￦	(42)	￦	(5)
Time deposits		35		(583)		(548)		30		(146)		(116)
Certificates of deposit		(5)		(9)		(14)		(8)		(3)		(11)
Debts		41		(23)		18		138		19		157
Debentures		89		(103)		(14)		128		(100)		28

Total interest expense		209		(763)		(554)		325		(272)		53

Total net interest income	￦	509	￦	(309)	￦	200	￦	974	￦	334	￦	1,308

Exchange Rates

The table below sets forth, for the periods and dates indicated, information concerning the noon buying rate for Won, expressed in Won per one U.S. dollar. The “noon buying rate” is the rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York. Unless otherwise stated, translations of Won amounts into U.S. dollars in this annual report were made at the noon buying rate in effect on December 29, 2017, which was ￦1,067.42 to US$1.00. We do not intend to imply that the Won or U.S. dollar amounts referred to herein could have been or could be converted into U.S. dollars or Won, as the case may be, at any particular rate, or at all. On April 20, 2018, the noon buying rate was ￦1,071.0 = US$1.00.

	Won per U.S. dollar (noon buying rate)
	Low	High	Average(1)	Period-End
2013	1,050.1	1,161.3	1,094.7	1,055.3
2014	1,008.9	1,117.7	1,052.3	1,090.9
2015	1,063.0	1,196.4	1,131.0	1,169.3
2016	1,090.0	1,242.6	1,159.3	1,203.7
2017	1,067.4	1,207.2	1,129.0	1,067.4
October	1,115.7	1,146.2	1,130.9	1,115.7
November	1,079.3	1,120.0	1,099.8	1,084.8
December	1,067.4	1,094.6	1,082.9	1,067.4
2018 (through April 20)	1,054.6	1,093.0	1,070.0	1,071.0
January	1,057.6	1,073.6	1,065.6	1,068.3
February	1,065.3	1,093.0	1,078.5	1,082.1
March	1,060.3	1,081.3	1,069.9	1,061.0
April (through April 20)	1,054.6	1,071.6	1,065.2	1,071.0

Source: Federal Reserve Bank of New York.

(1)	The average of the daily noon buying rates of the Federal Reserve Bank in effect during the relevant period (or portion thereof).

Item 3.B.	Capitalization and Indebtedness

Not applicable.

Item 3.C.	Reasons for the Offer and Use of Proceeds

Not applicable.

Item 3.D.	Risk Factors

Risks relating to our retail credit portfolio

Future changes in market conditions as well as other factors may lead to increases in delinquency levels of our retail loan portfolio.

In recent years, consumer debt has increased significantly in Korea. Our portfolio of retail loans, including mortgage and home equity loans, increased from ￦119,249 billion as of December 31, 2014 to ￦124,194 billion as of December 31, 2015, ￦134,956 billion as of December 31, 2016 and ￦146,150 billion as of December 31, 2017. As of December 31, 2017, our domestic retail loans represented 50.0% of our total lending. Within our retail loan portfolio, the outstanding balance of other consumer loans, which unlike mortgage or home equity loans are often unsecured and therefore tend to carry a higher credit risk, increased from ￦32,255 billion as of December 31, 2014 to ￦48,897 billion as of December 31, 2017; as a percentage of total outstanding retail loans, such balance increased from 27.0% as of December 31, 2014 to 33.5% as of December 31, 2017. The growth of our retail lending business, which generally offers higher margins than other lending activities, has contributed significantly to our interest income and profitability in recent years.

The growth of our retail loan portfolio, together with adverse economic conditions in Korea and globally in recent years, may lead to increases in delinquency levels and a deterioration in asset quality. The amount of our non-performing retail loans (defined as those loans that are past due by 90 days or more) decreased from ￦395 billion as of December 31, 2014 to ￦329 billion as of December 31, 2015, ￦272 billion as of December 31, 2016 and ￦252 billion as of December 31, 2017. However, higher delinquencies in our retail loan portfolio in the future will require us to increase our loan loss provisions and charge-offs, which in turn will adversely affect our financial condition and results of operations.

Our large exposure to consumer debt means that we are exposed to changes in economic conditions affecting Korean consumers. Accordingly, economic difficulties in Korea that hurt consumers could result in a deterioration in the credit quality of our retail loan portfolio. For example, a rise in unemployment, an increase in interest rates or a decline in real estate prices in Korea could adversely affect the ability of consumers to make payments and increase the likelihood of potential defaults. See “Risks relating to Korea—Unfavorable financial and economic developments in Korea may have an adverse effect on us.” In order to minimize our risk as a result of such exposure, we are continuing to strengthen our risk management processes, including further improving the retail lending process, upgrading our retail credit rating system, as well as strengthening the overall management of our portfolio. Despite our efforts, however, there is no assurance that we will be able to prevent significant credit quality deterioration in our retail loan portfolio.

In addition, we are exposed to changes in regulations and policies on retail lending by the Korean government, which may adopt measures to restrict retail lending or encourage financial institutions to provide financial support to certain types of retail borrowers. In 2014 and 2015, the Korean government implemented several measures to encourage consumer spending and revive the housing market in Korea, including loosening regulations on mortgage lending, which contributed to an increase in our portfolio of retail loans. However, the Korean government introduced measures in the second half of 2016 and 2017 to tighten regulations on mortgage lending and housing subscription in response to the rapid growth in consumer debt and concerns over speculative investments in real estate in certain areas. A decrease in housing prices as a result of the implementation of such measures, together with the high level of consumer debt and rising interest rate levels, could result in declines in consumer spending and reduced economic growth, which may lead to increases in delinquency levels of our retail loan portfolio.

In light of adverse conditions in the Korean economy affecting consumers, in March 2009, the Financial Services Commission requested Korean banks, including us, to establish a “pre-workout program,” including a credit counseling and recovery service, for retail borrowers with outstanding short-term debt defaults. Under the pre-workout program, which has been in operation since April 2009, maturity extensions and/or interest reductions are provided for retail borrowers with total loans of ￦1.5 billion or less (consisting of no more than ￦500 million of unsecured loans and ￦1 billion of secured loans) who are in arrears on their payments for more than 30 days but less than 90 days or for retail borrowers with an annual income of ￦40 million or less who have been in arrears on their payments for 30 days or more on an aggregate basis for the 12 months prior to their application, among others. In addition, in March 2015, in response to increasing levels of consumer debt and amid concerns over the debt-servicing capacity of retail borrowers if interest rates were to rise, the Korean government launched, and requested Korean banks to participate in, a mortgage loan refinancing program aimed at reducing the payment burden on and improving the asset quality of outstanding mortgage loans. Under such refinancing program, over 340,000 qualified retail borrowers converted their outstanding non-amortizing floating-rate mortgage loans from Korean commercial banks (including us) into amortizing fixed-rate mortgage loans with lower interest rates, amounting to an aggregate principal amount of ￦34 trillion for all commercial banks in 2015. Our participation in such refinancing program may lead to a decrease in our interest income on our outstanding mortgage loans, as well as in our overall net interest margin. Moreover, our participation in such government-led initiatives to provide financial support to retail borrowers may lead us to offer credit terms for such borrowers that we would not generally offer, which may have an adverse effect on our results of operations and financial condition.

Our credit card operations may generate losses in the future, which could hurt our financial condition and results of operations.

With respect to our credit card portfolio, our delinquency ratio (which represents the ratio of amounts that are overdue by 30 days or more to total outstanding balances) decreased from 1.5% as of December 31, 2014 to 1.2% as of December 31, 2015, remained at 1.2% as of December 31, 2016 and increased to 1.3% as of December 31, 2017. In line with industry practice, we have restructured a portion of delinquent credit card account balances (defined as balances overdue by 30 days or more) as loans. As of December 31, 2017, these restructured loans outstanding amounted to ￦55 billion. Because these loans are not treated as being delinquent at the time of conversion or for a period of time thereafter, our delinquency ratios may not fully reflect all delinquent amounts relating to our outstanding loans. Including all restructured loans, outstanding balances overdue by 30 days or more accounted for 1.6% of our credit card receivables (including credit card loans) as of December 31, 2017. Delinquencies may further increase in 2018 and in the future as a result of, among other things, adverse economic conditions in Korea, additional government regulations or the inability of Korean consumers to manage increased household debt.

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

One of our core businesses is lending to small- and medium-sized enterprises (as defined under “Item 4.B. Business Overview—Corporate Banking—Small- and Medium-sized Enterprise Banking”). Our loans to small- and medium-sized enterprises increased from ￦71,960 billion as of December 31, 2014 to ￦97,379 billion as of December 31, 2017. During that period, non-performing loans (defined as those loans that are past due by 90 days or more) to small- and medium-sized enterprises decreased from ￦373 billion as of December 31, 2014 to ￦178 billion as of December 31, 2017, and the non-performing loan ratio for such loans decreased from 0.5% as of December 31, 2014 to 0.2% as of December 31, 2017. However, our non-performing loans and non-performing loan ratio may increase in 2018. According to data compiled by the Financial Supervisory Service, the delinquency ratio for Won-currency loans by Korean commercial banks to small- and medium-sized enterprises was 0.5% as of December 31, 2017. The delinquency ratio for loans to small- and medium-sized enterprise is calculated as the ratio of (1) the outstanding balance of such loans in respect of which either principal or interest payments are overdue by one month or more to (2) the aggregate outstanding balance of such loans. Our delinquency ratio for such Won currency loans decreased from 0.6% as of December 31, 2014 to 0.2% as of December 31, 2017. However, our delinquency ratio for such Won currency loans may increase in 2018.

In light of the deteriorating financial condition and liquidity position of small- and medium-sized enterprises in Korea since the global financial crisis commencing in the second half of 2008, the Korean government introduced policies and initiatives intended to encourage Korean banks to provide financial support to small- and medium-sized enterprise borrowers. For example, the Korean government requested Korean banks, including us, to establish a “fast track” program to provide liquidity assistance to small- and medium-sized enterprises on an expedited basis. Under the “fast track” program we established, we provide liquidity assistance to qualified small- and medium-sized enterprise borrowers applying for such assistance, in the form of new loans or maturity extensions or interest rate adjustments with respect to existing loans, after expedited credit review and approval by us. The overall prospects for the Korean economy in 2018 and beyond remain uncertain, and the Korean government may extend or renew existing or past policies and initiatives or introduce new policies or initiatives to encourage Korean banks to provide financial support to small- and medium-sized enterprises. Our participation in such government-led initiatives may lead us to extend credit to small- and medium-sized enterprise borrowers that we would not otherwise extend, or offer terms for such credit that we would not otherwise offer, in the absence of such initiatives. Furthermore, there is no guarantee that the financial condition and liquidity position of our small- and medium-sized enterprise borrowers benefiting from such initiatives will improve sufficiently for them to service their debt on a timely basis, or at all. Accordingly, increases in our exposure to small- and medium-sized enterprise borrowers resulting from such government-led initiatives may have a material adverse effect on our financial condition and results of operations.

A substantial part of our small and medium sized enterprise lending comprises loans to “small office/home office” customers, or SOHOs. SOHOs, which we currently define to include sole proprietorships and individual business interests, are usually dependent on a limited number of suppliers or customers. SOHOs tend to be affected to a greater extent than larger corporate borrowers by fluctuations in the Korean economy. In addition, SOHOs often maintain less sophisticated financial records than other corporate borrowers. Although we continue to make efforts to improve our internally developed credit rating systems to rate potential borrowers, particularly with respect to SOHOs, and intend to manage our exposure to these borrowers closely in order to prevent any deterioration in the asset quality of our loans to this segment, we may not be able to do so as intended.

In addition, many small- and medium-sized enterprises have close business relationships with the largest Korean commercial conglomerates, known as “chaebols”, primarily as suppliers. Any difficulties encountered by those chaebols would likely hurt the liquidity and financial condition of related small- and medium-sized enterprises, including those to which we have exposure, also resulting in an impairment of their ability to repay loans.

In recent years, we have taken measures which sought to stem rising delinquencies in our loans to small- and medium-sized enterprises, including through strengthening the review of loan applications and closer monitoring of the post-loan performance of small- and medium-sized enterprise borrowers in industry sectors that are relatively more sensitive to downturns in the economy and have shown higher delinquency ratios, such as shipping, construction, lodging, retail and wholesale, restaurants and real estate. Despite such efforts, however, there is no assurance that delinquency levels for our loans to small- and medium-sized enterprises will not rise in the future. In particular, financial difficulties experienced by small- and medium-sized enterprises as a result of, among other things, adverse economic conditions in Korea and globally, as well as aggressive marketing and competition among banks to lend to this segment, may lead to a deterioration in the asset quality of our loans to this segment in the future. Any such deterioration would result in increased charge-offs and higher provisioning and reduced interest and fee income from this segment, which would have an adverse impact on our financial condition and results of operations.

We have exposure to Korean construction, shipbuilding and shipping companies, and financial difficulties of these companies may have an adverse impact on us.

As of December 31, 2017, we had loans outstanding to construction companies, shipbuilding companies and shipping companies (many of which are small- and medium-sized enterprises) in the amount of ￦3,043 billion, ￦416 billion and ￦377 billion, or 1.04%, 0.14% and 0.13% of our total loans, respectively. We also have other exposures to Korean construction, shipbuilding and shipping companies, including in the form of guarantees extended on behalf of such companies (which included confirmed guarantees of ￦335 billion for construction companies, ￦690 billion for shipbuilding companies and ￦74 billion for shipping companies as of December 31, 2017) and debt and equity securities of such companies held by us. In the case of construction companies, such exposures include guarantees provided to us by general contractors with respect to financing extended by us for residential and commercial real estate development projects. In the case of shipbuilding companies, such exposures include refund guarantees extended by us on behalf of shipbuilding companies to cover their obligation to return a portion of the ship order contract amount to customers in the event of performance delays or defaults under shipbuilding contracts.

Although the construction industry in Korea has shown signs of recovery since 2015, excessive investment in residential property development projects, the recent strengthening of mortgage lending regulations by the Korean government, stagnation of real property prices and reduced demand for residential property in areas outside of Seoul are expected to continue to negatively impact the construction industry. The shipbuilding industry in Korea has experienced a severe downturn in recent years reflecting a significant decrease in ship orders, primarily due to oversupply. Although ship orders have started to increase again, the shipbuilding industry has yet to recover fully. In the case of shipping companies in Korea, reduced shipping rates and high chartering costs, together with the slowdown in global trade, have contributed to the deterioration of their financial condition, requiring some of them to file for bankruptcy or pursue voluntary restructuring of their debt.

In response to the deteriorating financial condition and liquidity position of borrowers in the construction, shipbuilding and shipping industries, which were disproportionately impacted by adverse economic developments in Korea and globally, the Korean government implemented a program in 2009 to promote expedited restructuring of such borrowers by their Korean creditor financial institutions, under the supervision of major commercial banks. In accordance with such program, 24 construction companies and five shipbuilding companies became subject to workout in 2009, following review by their creditor financial institutions (including us) and the Korean government. Each year since 2009, the Financial Services Commission and the Financial Supervisory Service have announced the results of subsequent credit risk evaluations conducted by creditor financial institutions (including us) of companies in Korea with outstanding credit exposures of ￦50 billion or more, pursuant to which a number of companies were selected by such financial institutions for restructuring in the form of workout, liquidation or court receivership. Most recently, in 2017, two companies with outstanding credit exposures of ￦50 billion or more (one of which was a construction company and the other was a shipbuilding and shipping company) were selected by such financial institutions for restructuring. However, there is no assurance that these measures will be successful in stabilizing the Korean construction, shipbuilding and shipping industries.

The allowances that we have established against our credit exposures to Korean construction, shipbuilding and shipping companies may not be sufficient to cover all future losses arising from these and other exposures. If the credit quality of our exposures to such companies declines further, we may incur substantial additional provisions (including in connection with restructurings of such companies) and charge-offs, which could adversely impact our results of operations and financial condition. See “—Risks relating to our large corporate loan portfolio—We have exposure to companies that are currently or may in the future be put in restructuring, and we may suffer losses as a result of additional loan loss provisions required and/or the adoption of restructuring plans with which we do not agree.” Furthermore, although a portion of our credit exposures to construction, shipbuilding and shipping companies are secured by collateral, such collateral may not be sufficient to cover uncollectible amounts in respect of such credit exposures. See “—Other risks relating to our business—A decline in the value of the collateral securing our loans and our inability to realize full collateral value may adversely affect our credit portfolio.”

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

In addition, one of the intended benefits of our financial holding company structure is that it enhances our ability to engage in mergers and acquisitions which we decide to pursue as part of our strategy. For example:

•	In March 2014, we acquired 52.02% of the outstanding shares of KB Capital Co., Ltd. (formerly named Woori Financial Co., Ltd.), a publicly listed Korean consumer finance company, from Woori Finance Holdings Co., Ltd. for ￦280 billion. We conducted a tender offer in May 2017, through which we acquired 5,949,300 shares of KB Capital at ￦27,500 per share, increasing our shareholding in KB Capital to 79.70%. We subsequently acquired the remaining outstanding shares of KB Capital in exchange for 2,269,057 shares of common stock of our company through a comprehensive stock swap effected in July 2017, as a result of which KB Capital became a wholly-owned subsidiary.

•	In June 2015, we acquired 19.47% of the outstanding shares of KB Insurance Co., Ltd. (formerly named LIG Insurance Co., Ltd.), a publicly listed Korean non-life insurance company, from a group of individual shareholders for ￦651 billion. In November 2015, we increased our shareholding in KB Insurance to 33.29% by acquiring its treasury shares for ￦231 billion, and in December 2016, we further increased our shareholding in KB Insurance to 39.81% by purchasing new shares of KB Insurance for ￦171 billion in a rights offering. Through a tender offer conducted in May 2017, we acquired 36,237,649 shares of KB Insurance at ￦33,000 per share, increasing our shareholding to 94.30%. We subsequently effected a comprehensive stock swap in July 2017 to acquire the remaining outstanding shares of KB Insurance in exchange for 2,170,943 shares of common stock of our company, as a result of which KB Insurance became a wholly-owned subsidiary.

•	In May 2016, we acquired 22.56% of the outstanding shares of Hyundai Securities Co., Ltd., a publicly listed Korean securities firm, from Hyundai Merchant Marine Co., Ltd. and other shareholders for ￦1,242 billion, and further increased our shareholding in Hyundai Securities to 29.62% in June 2016 by acquiring treasury shares of Hyundai Securities for ￦107 billion. In October 2016, we effected a comprehensive stock swap of the outstanding shares of Hyundai Securities for 31,759,844 newly issued shares of common stock of our company, as a result of which Hyundai Securities became a wholly-owned subsidiary. Following such transaction, we merged an existing subsidiary, KB Investment & Securities, with and into Hyundai Securities in December 2016 and changed the name of the surviving entity to KB Securities Co., Ltd.

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

Furthermore, the introduction of Internet-only banks in Korea is expected to increase competition in the Korean banking industry. Internet-only banks operate without branches and conduct most of their operations through electronic means, which enables them to minimize costs and offer customers higher interest rates on deposits or lower lending rates. In April 2017, K Bank, the first Internet-only bank in Korea, commenced operations. Kakao Bank, another Internet-only bank, in which we hold a 10% equity interest, commenced operations in July 2017.

In the Korean insurance industry, there has been downward pressure in recent years on margins of insurance products as some of our competitors have sought to obtain or maintain market share by reducing margins and increasing marketing efforts. As the Korean non-life insurance and life insurance sectors continue to mature, they may experience a slowdown in growth as well as a stagnation in market penetration. Due to these and other factors, we believe that competition in the Korean insurance industry will likely remain intense in the future. Sustained or increased competition may lead to decreases in the market share and profitability of our non-life insurance and life insurance businesses.

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

Moreover, a number of significant mergers and acquisitions in the financial industry have taken place in Korea in recent years, including Hana Financial Group’s acquisition of a controlling interest in Korea Exchange Bank in 2012 and the subsequent merger of Hana Bank into Korea Exchange Bank in 2015. In addition, as part of the Korean government’s plans to privatize Woori Finance Holdings Co., Ltd. (the former financial holding company of Woori Bank), certain subsidiaries of Woori Finance Holdings were sold to other financial institutions and Woori Finance Holdings itself was merged into Woori Bank in 2014. In the insurance sector, China’s Anbang Insurance Group acquired controlling interests in Tong Yang Life Insurance Co., Ltd. and Allianz Life Insurance Korea Co., Ltd. in 2015 and 2016, respectively, while Mirae Asset Life Insurance Co., Ltd. acquired PCA Life Insurance Co., Ltd. in 2017. In the securities sector, in 2016, Mirae Asset Securities Co., Ltd. acquired a 43% interest in KDB Daewoo Securities Co., Ltd., which changed its name to Mirae Asset Daewoo Securities Co., Ltd., and Mirae Asset Securities merged with and into Mirae Asset Daewoo Securities to create the largest securities company in Korea in terms of capital.

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

Of our 20 largest corporate exposures (including loans, debt and equity securities and guarantees and acceptances) as of December 31, 2017, seven were to companies that were members of the 36 largest highly-indebted business groups among chaebols in Korea designated as such by the Financial Supervisory Service based on their outstanding exposures. As of that date, the total amount of our exposures to 35 of such largest highly-indebted business groups among chaebols was ￦27,779 billion, or 7.0% of our total exposures. If the credit quality of our exposures to chaebols declines as a result of financial difficulties they experience or for other reasons, we could require substantial additional loan loss provisions, which would hurt our results of operations and financial condition. See “Item 4.B. Business Overview—Assets and Liabilities—Loan Portfolio—Exposure to Chaebols.”

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

As of December 31, 2017, our loans and guarantees to companies that were in workout, restructuring or rehabilitation amounted to ￦506 billion or 0.2% of our total loans and guarantees, most of which was classified as impaired. As of the same date, our allowances for credit losses on these loans and guarantees amounted to ￦280 billion, or 55.3% of these loans and guarantees. These allowances may not be sufficient to cover all future losses arising from our exposure to these companies. Furthermore, we have other exposure to such companies, in the form of debt and equity securities of such companies held by us (including equity securities we acquired as a result of debt-to-equity conversions). Our exposures as of December 31, 2017 with respect to such securities of companies in workout, restructuring or rehabilitation amounted to ￦14 billion, or less than 0.01% of our total debt securities and equity securities, but may increase in the future. In addition, in the case of borrowers that are or become subject to workout or restructuring, we may be forced to restructure our credits pursuant to restructuring plans approved by other creditor financial institutions of the borrower, or to dispose of our credits to other creditors on unfavorable terms.

In particular, as of December 31, 2017, we had ￦385 billion of outstanding exposures, comprising ￦102 billion of loans, ￦3 billion of debt securities, ￦28 billion of equity securities and ￦252 billion of guarantees (mainly in the form of refund guarantees relating to shipbuilding contracts), to Daewoo Shipbuilding & Marine Engineering Co., Ltd., or DSME, which has been pursuing a voluntary restructuring program. In April 2017, the creditors of DSME agreed on a plan to provide additional financial support to DSME in connection with its voluntary restructuring program, under which Korea Development Bank and the Export-Import Bank of Korea would provide ￦2.9 trillion of new loans to DSME, on the condition that DSME’s other creditors and bondholders agree to a ￦2.9 trillion debt-to-equity swap. The financial support plan required the Korean commercial bank creditors of DSME (including us) to swap 80% of our outstanding unsecured loans into equity of DSME and extend the maturity of the remaining loans for a period of three years. The financial support plan also requires DSME’s creditors (including us) to provide additional refund guarantees in connection with future shipbuilding contracts of DSME. The implementation of the financial support plan for DSME has required and may continue to require us to increase our loan loss provisions and recognize write-offs and impairment losses with respect to our exposures to DSME and may therefore have a material adverse impact on our results of operations and financial condition. Furthermore, there is no guarantee that the plan will be successful in ensuring the financial viability of DSME.

A large portion of our credit exposure is concentrated in a relatively small number of large corporate borrowers, which increases the risk of our corporate credit portfolio.

As of December 31, 2017, our loans and guarantees to our 20 largest borrowers totaled ￦6,270 billion and accounted for 2.1% of our total loans and guarantees. As of that date, our single largest corporate credit exposure was to the Korea Securities Finance Corporation, to which we had outstanding loans and guarantees (the majority of which was in the form of loans in foreign currencies) of ￦207 billion, representing 0.1% of our total loans and guarantees, as well as additional credit exposure of ￦1,938 billion in the form of debt securities. Any deterioration in the financial condition of the Korea Securities Finance Corporation or our other large corporate borrowers may require us to record substantial additional provisions and charge-offs and may have a material adverse impact on our results of operations and financial condition.

Risks relating to our insurance operations

Our profitability may be adversely affected if actual benefits and claims amounts on our in-force insurance policies exceed the amounts that we have reserved, or we increase the amount of reserves due to a change in our underlying assumptions.

We operate our insurance business through KB Insurance Co., Ltd., our non-life insurance subsidiary which became a consolidated subsidiary in May 2017, as well as KB Life Insurance Co., Ltd., our life insurance subsidiary. With respect to our insurance operations, we establish and carry, as a liability, policy reserves based on the greater of statutory reserves and actuarial estimates of how much we will need to pay for future benefits and claims on our in-force non-life insurance and life insurance policies. The profitability of our insurance operations depends significantly upon the extent to which our actual claims results are consistent with the assumptions used in setting the prices for our insurance products and establishing the liabilities in our financial statements for our obligations for future insurance policy benefits and claims. We establish the liabilities for obligations for future insurance policy benefits and claims based on the expected payout of benefits, calculated through the use of assumptions for investment returns, mortality, morbidity, expenses and persistency, as well as certain macroeconomic factors such as inflation. We also use methods to analyze loss trends with respect to certain risk assumptions relating to natural disasters. These assumptions are based on our previous experience and published data from third party industry sources, as well as judgments made by our management. These assumptions and estimates may deviate from our actual experience due to various factors that are beyond our control, including as a result of unexpected changes in the scope of coverage by the Korean national health insurance program and advancements in health care that result in increased life expectancy and early detection of diseases, as well as re-interpretations of our insurance policy terms by Korean regulators or courts. In addition, the occurrence of unexpected catastrophic events in Korea, including pandemics or natural or man-made disasters, may result in claims that significantly exceed our expectations. As a result, we cannot determine with precision the ultimate amounts that we will pay for, or the timing of payment of, actual benefits and claims or whether the assets supporting the insurance policy liabilities will grow to the level we assume prior to payment of benefits or claims. These amounts may vary from the estimated amounts, particularly when those payments may not occur until well into the future.

We evaluate the adequacy of our insurance policy liabilities periodically based on changes in the assumptions used to determine our best estimates of claims, expenses, persistency rates and interest rates, as well as based on our actual policy benefits and claims results. To the extent that trends in actual claims results are less favorable than our underlying assumptions used in establishing these liabilities, and our total insurance policy liabilities are considered to be inadequate to meet our future contractual obligations as and when they arise, we could be required to increase our liabilities. We record increases in our insurance policy liabilities as expenses in the period in which the liabilities are established or re-evaluated. If actual benefits and claims amounts exceed the amounts that we have reserved, or we increase the amount of insurance policy liabilities due to a change in our underlying assumptions, it could have a material adverse effect on our results of operations and financial condition.

Our insurance subsidiaries may be required to raise additional capital or reduce their growth or business scale if their risk-based capital adequacy ratio deteriorates or the applicable capital requirements change in the future.

Pursuant to the risk-based capital adequacy requirements implemented by the Financial Services Commission, insurance companies in Korea are required to maintain a statutory ratio of available regulatory capital to risk-weighted assets of not less than 100% on a consolidated basis. Furthermore, the Financial Supervisory Service had previously recommended that insurance companies maintain a risk-based capital adequacy ratio of not less than 150%, and its former administrative guidelines had required insurance companies failing to maintain such recommended 150% ratio to submit a capital increase plan. Although the Financial Supervisory Service has since withdrawn such administrative guidelines, we believe that a minimum risk-based capital adequacy ratio of 150% is still considered standard in the Korean insurance industry. Risk based capital adequacy requirements require insurance companies to hold adequate capital to cover their exposures to interest rate risk, market risk, credit risk and operational risk as well as insurance risk by reflecting such risks in their calculation of risk-weighted assets. As of December 31, 2017, KB Insurance had a risk-based capital adequacy ratio of 190.31%, while KB Life Insurance had a risk-based capital adequacy ratio of 195.56%.

The Financial Supervisory Service has announced that it plans to introduce a new regulatory solvency regime for insurance companies by 2021 based on the International Capital Standard developed by the International Association of Insurance Supervisors, which would be similar in substance to the Solvency II Directive of the European Union. The Solvency II Directive, which has been in effect in the European Union since January 1, 2016, is a comprehensive program of regulatory requirements for insurance companies, covering authorization, corporate governance, supervisory reporting, public disclosure and risk assessment and management, as well as solvency. Under the Financial Supervisory Service’s planned new solvency regime in Korea, among other things, insurance contract liabilities are expected to be measured based on market value, rather than book value, which would require a number of insurance companies in Korea with a large portfolio of high guaranteed rate of return products to obtain additional capital to meet their capital adequacy requirements. The Financial Supervisory Service has also announced its plans to implement a series of incremental changes to the calculation methodology for the risk-based capital adequacy ratio of insurance companies, as interim measures. Such changes implemented in 2017 included increasing the maximum statutory duration of insurance liabilities recognized for purposes of such calculation, as well as reducing the coefficient applied in calculating interest rate risk and adjusting the methods used to assess the risk of guaranteed benefits of variable insurance policies. See “Item 4.B. Business Overview—Supervision and Regulation—Principal Regulations Applicable to Insurance Companies—Capital Adequacy.”

The details of the new solvency regime in Korea have not yet been finalized and may be further amended in the future. Accordingly, there is no guarantee that our insurance subsidiaries will not be required to raise additional capital to sustain their risk-based capital adequacy ratio above the required level in connection with the future implementation of the new solvency regime. Any material deterioration in the risk-based capital adequacy ratio of our insurance subsidiaries, as a result of the implementation of the new solvency regime or otherwise, could change their customers’ or business counterparties’ perception of their financial health, which in turn could adversely affect their business and profitability. Furthermore, if they grow rapidly or if their asset quality deteriorates in the future, our insurance subsidiaries may be required to raise additional capital, which we may need to provide in whole or in part, to meet their capital adequacy requirements. If we or our insurance subsidiaries are not able to raise any required additional capital, we may be forced to reduce the growth or scale of our insurance operations.

Changes in accounting standards for insurance contracts could adversely impact our reported results of operations and financial condition.

In response to a lack of comparability in the global insurance industry stemming from variations in accounting policies being applied, the IASB issued IFRS 17 (previously referred to as IFRS 4 Phase II), a new

IFRS accounting standard for insurance contracts, in May 2017 with an effective date of January 1, 2021. Compliance with such revised accounting standards could significantly affect the way in which we and other operators of insurance businesses in Korea account for insurance policies, annuity contracts and financial instruments and how our financial statements are presented.

IFRS 17 will introduce a fundamentally different approach to current accounting policies in terms of both liability measurement and profit recognition. Under IFRS 17, insurance contract liabilities will no longer be calculated based on historical or past assumptions but based on the present value of future insurance cash flows using a discount rate reflecting current interest rates and the characteristics of the insurance contracts, with a risk adjustment and deferral of up-front profits. Among other effects, this may result in an increase in the level of the liabilities of our insurance subsidiaries, which would lead to a decrease in the balance of their available capital, which in turn may lower their risk-based capital adequacy ratio, depending on the solvency regime applicable at the time. In addition, under IFRS 17, certain parts of premium income from insurance contracts will be allocated over the coverage period in proportion to the value of expected coverage and other services that the insurer will provide over such period, rather than recognized at the time of receipt of premium payments, and the investment component of an insurance contract (which refers to amounts to be repaid to policyholders even if the insured event does not occur) will be disaggregated and excluded from premium income. Such changes to revenue recognition methodology will likely have the effect of, among other things, reducing the reported revenue from our insurance operations.

Given the complexity of IFRS 17 and the significant amount of time and resources that will be required to adopt IFRS 17 accounting, we have established and are in the process of executing an implementation plan, including investments in information technology systems and processes, in order to enhance our financial analysis and impact assessment with respect to our insurance operations. We are also taking other measures to reduce the amount of our statutorily required capital under IFRS 17, including developing new products with improved capital efficiency and strengthening our asset-liability management and our monitoring of interest rate risk. Potential challenges that we may face in terms of implementation of IFRS 17 include:

•	interpretation of the requirements and potential operational difficulties when applying such requirements;

•	data collection, storage and analysis;

•	integration of existing systems and processes with new actuarial systems;

•	increased finance, actuarial and risk management coordination;

•	implementation of new business strategies in preparation for IFRS 17, including adjusting the duration of interest earning assets and interest bearing liabilities and our asset-liability management policies within our insurance operations;

•	impact of the transition to a new Korean regulatory solvency regime, which is expected to be implemented around the time of the effective date of IFRS 17; and

•	changes to other aspects of our insurance business, such as product design, remuneration policies and business planning.

Accordingly, the implementation of IFRS 17, as well as any other new or revised insurance accounting standards we are required to adopt in the future, could result in significant costs and may have a material adverse effect on our business and our reported results of operations and financial condition.

Other risks relating to our business

Unfavorable changes in the global financial markets could adversely affect our results of operations and financial condition.

The overall prospects for the Korean and global economy remain uncertain. In recent years, the global financial markets have experienced significant volatility as a result of, among other things:

•	the financial difficulties affecting many governments worldwide, in particular in Latin America and Europe;

•	the slowdown of economic growth in China and other major emerging market economies;

•	interest rate fluctuations as well as the possibility of further increases in policy rates by the U.S. Federal Reserve and other central banks; and

•	political and social instability in various countries in the Middle East, including Syria, Iraq and Yemen, as well as the United Kingdom’s decision in June 2016 to exit from the European Union, or Brexit.

In addition, the global economy faces a number of uncertainties in 2018, including due to the possibility of higher inflation pressures in the United States and elsewhere, which may lead to corrections in the global financial markets, and credit risks arising from yield-seeking investors increasing their exposure to lower-rated corporate and sovereign borrowers, as well as escalations in trade protectionism globally and geopolitical tensions in East Asia and the Middle East. In light of the high level of interdependence of the global economy, unfavorable changes in the global financial markets, including as a result of any of the foregoing developments, could have a material adverse effect on the Korean economy and financial markets, and in turn on our business, financial condition and results of operations.

We are also exposed to adverse changes and volatility in the global and Korean financial markets as a result of our liabilities and assets denominated in foreign currencies and our holdings of trading and investment securities, including structured products. The value of the Won relative to major foreign currencies in general and the U.S. dollar in particular has fluctuated widely in recent years. See “Item 3.A. Selected Financial Data—Exchange Rates.” A depreciation of the Won will increase our cost in Won of servicing our foreign currency-denominated debt, while continued exchange rate volatility may also result in foreign exchange losses for us. Furthermore, as a result of changes in global and Korean economic conditions, there has been volatility in securities prices, including the stock prices of Korean and foreign companies in which we hold an interest. Such volatility has resulted in and may lead to further trading and valuation losses on our trading and investment securities portfolio as well as impairment losses on our investments accounted for under the equity method.

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

We are unable to predict the outcome of the legal claims and regulatory actions in which we are involved, and the scope of the claims or actions or the total amount in dispute in such matters may increase. Furthermore, adverse final determinations, decisions or resolutions in such matters could encourage other parties to bring related claims and actions against us. Accordingly, the outcome of current and future legal claims and regulatory actions, particularly those for which it is difficult to assess the maximum potential exposure or the ultimate adverse impact with any degree of certainty, may materially and adversely impact our business, reputation, results of operations and financial condition.

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

A substantial portion of our loans is secured by real estate, the values of which have fluctuated significantly in recent years. Although it is our general policy to lend up to 40% to 80% of the appraised value of collateral (except in areas of high speculation designated by the government where we generally limit our lending to between 40% to 60% of the appraised value of collateral) and to periodically re-appraise our collateral, a downturn in the real estate market in Korea may result in declines in the value of the collateral securing our mortgage and home equity loans. If collateral values decline in the future, they may not be sufficient to cover uncollectible amounts in respect of our secured loans. Any future declines in the value of the real estate or other collateral securing our loans, or our inability to obtain additional collateral in the event of such declines, could result in a deterioration in our asset quality and may require us to take additional loan loss provisions.

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

The secondary market for corporate bonds in Korea is not fully developed, and, as a result, we may not be able to realize the full book value of debt securities we hold at the time of any sale of such securities.

As of December 31, 2017, we held debt securities issued by Korean companies and financial institutions (other than those issued by the Bank of Korea, Korea Housing Finance Corporation, Korea Development Bank,

Industrial Bank of Korea, the Export-Import Bank of Korea, Korea Deposit Insurance Corporation and the Korea Land & Housing Corporation, which are government-owned or -controlled enterprises or financial institutions) with a total carrying amount of ￦34,186 billion in our trading and investment securities portfolio. The market value of these securities could decline significantly due to various factors, including future increases in interest rates or a deterioration in the financial and economic condition of any particular issuer or of Korea in general. Any of these factors individually or a combination of these factors would require us to write down the fair value of these debt securities, resulting in impairment losses. Because the secondary market for corporate bonds in Korea is not fully developed, the market value of many of these securities as reflected on our statements of financial position is determined by references to suggested prices posted by Korean rating agencies or the Korea Financial Investment Association. These valuations, however, may differ significantly from the actual value that we could realize in the event we elect to sell these securities. As a result, we may not be able to realize the full book value at the time of any such sale of these securities and thus may incur losses.

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

If, at any time, the income from our guaranteed trust accounts is not sufficient to pay any guaranteed amount, we will have to cover the shortfall first from the special reserves maintained in these trust accounts, then from our fees from such trust accounts and finally from funds transferred from our general banking operations. As of December 31, 2017, we had ￦107 billion of special reserves in respect of trust accounts for which we provided guarantees of principal. There was no transfer from general banking operations to cover deficiencies in guaranteed trust accounts in 2015, 2016 and 2017. However, we may be required to make transfers from our general banking operations to cover shortfalls, if any, in our guaranteed trust accounts in the future. Such transfers may adversely impact our results of operations.

Our operations have been, and will continue to be, subject to increasing and continually evolving cyber security and other technological risks.

With the proliferation of new technologies and the increasing use of the Internet and mobile devices to conduct financial transactions, our operations as a large financial institution have been, and will continue to be, subject to an increasing risk of cyber incidents relating to these activities, the nature of which is continually evolving. Our computer systems, software and networks are subject to cyber incidents, such as disruptions, delays or other difficulties from our information technology system, computer viruses or other malicious codes, loss or destruction of data (including confidential client information), unauthorized access, account takeover attempts and cyber attacks. A significant portion of our daily operations relies on our information technology systems, including customer service, billing, the secure processing, storage and transmission of confidential and other information as well as the timely monitoring of a large number of complex transactions. Although we have made substantial and continuous investments to build systems and defenses to address cyber security and other technological risks, there is no guarantee that such measures or any other measures can provide adequate security. In addition, because methods used to cause cyber attacks change frequently or, in some cases, are not recognized until launched, we may be unable to implement effective preventive measures or proactively address these methods. Furthermore, these cyber threats may arise from human error, accidental technological failure and third parties with whom we do business. Although we maintain insurance coverage that may cover certain aspects of cyber risks, such insurance coverage may be insufficient to cover all losses. If we were to be subject to a cyber incident, it could result in the disclosure of confidential client information, damage to our reputation with our customers and in the market, customer dissatisfaction, additional costs to us, regulatory penalties, exposure to litigation and other financial losses to both us and our customers, which could have an adverse effect on our business and results of operations.

The application of IFRS 9 Financial Instruments commencing in 2018 could adversely impact our reported results of operations and financial condition.

IFRS 9 Financial Instruments, issued by the IASB in July 2014, is a new IFRS accounting standard aimed at improving and simplifying the accounting treatment of financial instruments and is effective for annual periods beginning on or after January 1, 2018. IFRS 9, which replaces International Accounting Standard 39, Financial Instruments: Recognition and Measurement, requires all financial assets to be classified and measured on the basis of an entity’s business model for managing financial assets and the contractual cash flow characteristics of the financial assets. A new impairment model is introduced which requires recording of allowance for credit losses based on expected losses instead of incurred losses, and recognition of any subsequent changes in expected credit losses in profit or loss. Also, hedge accounting rules are amended to allow more hedging instruments and hedged items to qualify for hedge accounting. The impact on our financial statements due to the application of IFRS 9 will depend on judgments made by us in applying the new standard, the nature of financial instruments held by us and macroeconomic variables.

We have performed an assessment of the financial impact of IFRS 9 on our consolidated financial statements. We expect that the application of IFRS 9 will result in higher impairment loss allowances that are recognized earlier, on a more forward-looking basis and on a broader scope of financial instruments than is the case under International Accounting Standard 39 and, as a result, will have a material impact on our reported financial condition. In addition, the move from incurred to expected credit losses will have the potential to impact our performance under stressed economic conditions or regulatory stress tests. In particular, the application of IFRS 9 will result in a one-off increase in allowance for credit losses and a corresponding decrease in our retained earnings in our consolidated statement of financial position. Measurement will require increased complexity in our impairment modeling as it will involve a greater degree of management judgment with respect to forward-looking information. We expect that impairment charges will tend to be more volatile as a result.

An effective implementation of IFRS 9 requires preparation processes including financial impact assessment, accounting policy establishment, accounting system development and system stabilization, and we have taken measures to enhance our financial analysis and impact assessment capabilities in preparation for IFRS 9. Nevertheless, the application of IFRS 9, as well as any other new or revised accounting standards we are required to adopt in the future, could result in significant additional costs and may have a material adverse effect on our reported results of operations and financial condition. For further information regarding IFRS 9, see note 2.1 of the notes to our consolidated financial statements included elsewhere in this annual report.

Risks relating to liquidity and capital management

A considerable increase in interest rates could decrease the value of our debt securities portfolio and raise our funding costs while reducing loan demand and the repayment ability of our borrowers, which, as a result, could adversely affect us.

Interest rates in Korea have been subject to significant fluctuations in the past. The Bank of Korea reduced its policy rate to 2.00% through a series of reductions from 2012 to 2014 to support Korea’s economy in light of the slowdown in Korea’s growth and uncertain global economic prospects. The Bank of Korea further reduced its policy rate to 1.50% in 2015 and again to an unprecedented 1.25% in June 2016 amid deflationary concerns and interest rate cuts by central banks around the world. However, in November 2017, the Bank of Korea increased its policy rate to 1.50% in light of improved growth prospects in Korea and rising interest rate levels globally. All else being equal, further increases in interest rates in the future could lead to a decline in the value of our portfolio of debt securities, which generally pay interest based on a fixed rate. A sustained increase in interest rates will also raise our funding costs, while reducing loan demand, especially among retail borrowers. Rising interest rates may therefore require us to re-balance our asset portfolio and our liabilities in order to minimize the risk of potential mismatches and maintain our profitability.

In addition, rising interest rate levels may adversely affect the Korean economy and the financial condition of our corporate and retail borrowers, including holders of our credit cards, which in turn may lead to a deterioration in our credit portfolio. In particular, since most of our retail and corporate loans bear interest at rates that adjust periodically based on prevailing market rates, a sustained increase in interest rate levels will increase the interest costs of our retail and corporate borrowers and could adversely affect their ability to make payments on their outstanding loans.

Furthermore, in periods of increasing interest rates, the yields on the general account assets of our insurance subsidiaries may not be sufficient to fund the higher floating interest credit rates necessary to keep their interest-sensitive insurance products competitive. They may therefore have to accept a lower spread and thus lower profitability or face a decline in sales and greater attrition among their existing policyholders. In addition, in periods of increasing interest rates, the value of the debt securities and other general account assets of our insurance subsidiaries may decline, resulting in lower unrealized gains within other comprehensive income in their total equity, which in turn would lower their available capital and their risk-based capital adequacy ratio. Moreover, surrenders and withdrawals of insurance policies may increase as policyholders seek to buy products with perceived higher returns. This process may lead to a cash outflow from our insurance subsidiaries. Such cash outflows may require them to sell their investment assets at a time when the prices of those assets are lower because of the increase in market interest rates, which may result in investment losses.

Our funding is highly dependent on short-term deposits, which dependence may adversely affect our operations.

We meet a significant amount of our funding requirements through short-term funding sources, which consist primarily of customer deposits. As of December 31, 2017, approximately 95.0% of our deposits had maturities of one year or less or were payable on demand. In the past, a substantial proportion of our customer deposits have been rolled over upon maturity. We cannot guarantee, however, that depositors will continue to roll over their deposits in the future. In the event that a substantial number of our short-term deposit customers withdraw their funds or fail to roll over their deposits as higher-yielding investment opportunities emerge, our liquidity position could be adversely affected. We may also be required to seek more expensive sources of short-term and long-term funding to finance our operations. See “Item 5.B. Liquidity and Capital Resources—Financial Condition—Liquidity.”

We may be required to raise additional capital if our capital adequacy ratio deteriorates or the applicable capital requirements change in the future, but we may not be able to do so on favorable terms or at all.

Under the capital adequacy requirements of the Financial Services Commission, as of December 31, 2017, both we and Kookmin Bank, our banking subsidiary, were required to maintain a total minimum common equity Tier I capital adequacy ratio of 6.25%, Tier I capital adequacy ratio of 7.75% and combined Tier I and Tier II capital adequacy ratio of 9.75%, on a consolidated basis (including applicable additional capital buffers and requirements as described below). As of December 31, 2017, our common equity Tier I capital, Tier I capital and combined Tier I and Tier II capital adequacy ratios were 14.60%, 14.60% and 15.23%, respectively, and Kookmin Bank’s common equity Tier I capital, Tier I capital and combined Tier I and Tier II capital adequacy ratios were 14.86%, 14.86% and 16.01%, respectively, all of which exceeded the minimum levels required by the Financial Services Commission. However, our capital base and capital adequacy ratios may deteriorate in the future if our results of operations or financial condition deteriorates for any reason, including as a result of a deterioration in the asset quality of our retail loans (including credit card balances) and loans to small- and medium-sized enterprises, or if we are not able to deploy our funding into suitably low-risk assets.

The current capital adequacy requirements of the Financial Services Commission are derived from a new set of bank capital measures, referred to as Basel III, which the Basel Committee on Banking Supervision initially introduced in 2009 and began phasing in starting from 2013. Commencing in July 2013, the Financial Services Commission promulgated a series of amended regulations implementing Basel III, pursuant to which Korean banks and bank holding companies were required to maintain a minimum ratio of common equity Tier I capital (which principally includes equity capital, capital surplus and retained earnings) to risk-weighted assets of 3.5% and Tier I capital to risk-weighted assets of 4.5% from December 1, 2013, which minimum ratios were increased to 4.0% and 5.5%, respectively, from January 1, 2014 and increased further to 4.5% and 6.0%, respectively, from January 1, 2015. Such requirements are in addition to the pre-existing requirement for a minimum ratio of Tier I and Tier II capital (less any capital deductions) to risk-weighted assets of 8.0%, which remains unchanged. The amended regulations also require an additional capital conservation buffer of 1.25% in 2017 and 1.875% in 2018, with such buffer to increase to 2.5% by 2019, as well as a potential counter-cyclical capital buffer of up to 2.5%, which is determined on a quarterly basis by the Financial Services Commission. Furthermore, we were designated as one of five domestic systemically important banks for 2017 by the Financial Services Commission and were subject to an additional capital requirement of 0.50% in 2017. In June 2017, we were again designated as a domestic systemically important bank for 2018, which would subject us to an additional capital requirement of 0.75% in 2018, with such potential requirement to increase to 1.0% by 2019. The implementation of Basel III in Korea may have a significant effect on the capital requirements of Korean financial institutions, including us. See “Item 4.B. Business Overview—Supervision and Regulation—Principal Regulations Applicable to Financial Holding Companies—Capital Adequacy” and “—Principal Regulations Applicable to Banks—Capital Adequacy.”

We may be required to obtain additional capital in the future in order to remain in compliance with more stringent capital adequacy and other regulatory requirements. However, we may not be able to obtain additional capital on favorable terms, or at all. Our ability to obtain additional capital at any time may be constrained to the extent that banks or other financial institutions in Korea or from other countries are seeking to raise capital at the same time. To the extent that we fail to comply with applicable capital adequacy ratio or other regulatory requirements in the future, Korean regulatory authorities may impose penalties on us ranging from a warning to suspension or revocation of our banking license.

Risks relating to government regulation and policy

Our income tax expenses may increase as a result of changes to Korean corporate income tax laws.

Pursuant to an amendment to the Corporate Income Tax Law of Korea which became effective in January 2018, the corporate income tax rate applicable to the portion of the tax base of companies that exceeds ￦300 billion has been raised from 24.2% to 27.5%, inclusive of local income surtax in each case. In addition, pursuant to an amendment to the Special Tax Treatment Control Law of Korea which became effective in January 2018, large corporations with net equity in excess of ￦50 billion, including us and certain of our subsidiaries, are subject to a 20% additional levy on the unused amount if a certain portion (i.e., 65% or 15%, depending on the taxation method) of their taxable income is not used for investments or wage increases. Such changes in Korean income tax laws may result in an increase in our and our subsidiaries’ income tax expenses, which, depending on the magnitude of such increase, may have a material adverse effect on our results of operations.

Strengthening of consumer protection laws applicable to financial institutions could adversely affect our operations.

As a financial service provider, we are subject to a variety of regulations in Korea that are designed to protect financial consumers. In recent years, in light of heightened public concern regarding privacy issues, the Korean government has placed greater emphasis on protection of personal information by financial institutions and has implemented a number of measures to enhance consumer protection, including considerably restricting a financial institution’s ability to transfer or provide personal information to its affiliates or holding company. Under the Personal Information Protection Act, as last amended in July 2017, financial institutions, as personal information managers, may not collect, store, maintain, utilize or provide resident registration numbers of their customers, unless other laws or regulations specifically require or permit the management of resident registration numbers. In addition, under the Use and Protection of Credit Information Act, as last amended in November 2017 with effect from in May 2018, a financial institution has a higher duty to protect all information that it collects from its customers and is required to treat such information as credit information. A financial institution’s ability to transfer or provide the information to its affiliates or holding company is considerably restricted. Treble damages may be imposed on a financial institution for leakage of such information. Furthermore, under the Electronic Financial Transaction Act, as last amended in April 2017, a financial institution is primarily responsible for compensating its customers harmed by a cyber security breach affecting the financial institution even if the breach is not directly attributable to the financial institution.

In June 2016, the Financial Services Commission proposed the enactment of the Act on the Financial Consumer Protection Framework, which was submitted to the Korean National Assembly in May 2017. If the act is adopted as proposed, we as a financial instrument distributor will be subject to heightened investor protection measures, including stricter distribution guidelines, improved financial dispute resolution procedures, increased liability for customer losses and newly imposed penalty surcharges.

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

Through its policies and recommendations, the Korean government has promoted and, as a matter of policy, may continue to attempt to promote lending by the Korean financial industry to particular types of borrowers. For example, the Korean government has in the past provided and may continue to provide policy loans, which encourage lending to particular types of borrowers. It has generally done this by identifying sectors of the economy it wishes to promote and making low interest funding available to financial institutions that may voluntarily choose to lend to these sectors. The government has in this manner provided policy loans intended to promote mortgage lending to low-income individuals and lending to small- and medium-sized enterprises. All loans or credits we choose to make pursuant to these policy loans would be subject to review in accordance with our credit approval procedures. However, the availability of policy loans may influence us to lend to certain sectors or in a manner in which we otherwise would not in the absence of such loans from the government.

In the past, the Korean government has also announced policies under which financial institutions in Korea are encouraged to provide financial support to particular sectors. For example, in light of the deteriorating financial condition and liquidity position of small- and medium-sized enterprises in Korea and adverse conditions in the Korean economy affecting such enterprises, the Korean government introduced measures intended to encourage Korean banks to provide financial support to small- and medium-sized enterprise and retail borrowers. See “—Risks relating to our small- and medium-sized enterprise loan portfolio—We have significant exposure to small- and medium-sized enterprises, and any financial difficulties experienced by these customers may result in a deterioration of our asset quality and have an adverse impact on us.” and “—Risks relating to our retail credit portfolio—Future changes in market conditions as well as other factors may lead to increases in delinquency levels of our retail loan portfolio.” The Korean government may in the future request financial institutions in Korea, including us, to make investments in or provide other forms of financial support to particular sectors of the Korean economy as a matter of policy, which financial institutions, including us, may decide to accept. We may incur costs or losses as a result of providing such financial support.

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

If the Financial Services Commission deems our financial condition or the financial condition of our subsidiaries to be unsound, or if we or our subsidiaries fail to meet applicable regulatory standards, such as minimum capital adequacy and liquidity ratios, the Financial Services Commission may order or recommend, among other things:

•	capital increases or reductions;

•	stock cancelations or consolidations;

•	transfers of businesses;

•	sale of assets;

•	closures of subsidiaries or branch offices;

•	mergers with other financial institutions; and

•	suspensions of a part of our business operations.

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

Relations between Korea and North Korea have been tense throughout Korea’s modern history. The level of tension between the two Koreas has fluctuated and may increase abruptly as a result of current and future events. In particular, there have been heightened security concerns in recent years stemming from North Korea’s nuclear weapon and ballistic missile programs as well as its hostile military actions against Korea. Some of the significant incidents in recent years include the following:

•	North Korea renounced its obligations under the Nuclear Non-Proliferation Treaty in January 2003 and conducted six rounds of nuclear tests since October 2006, including claimed detonations of hydrogen bombs, which are more powerful than plutonium bombs, and warheads that can be mounted on ballistic missiles. Over the years, North Korea has also conducted a series of ballistic missile tests, including missiles launched from submarines and intercontinental ballistic missiles that it claims can reach the United States mainland. In response, the Korean government has repeatedly condemned the provocations and flagrant violations of relevant United Nations Security Council resolutions. In February 2016, the government also closed the inter-Korea Gaesong Industrial Complex in response to North Korea’s fourth nuclear test in January 2016. Internationally, the United Nations Security Council has passed a series of resolutions condemning North Korea’s actions and significantly expanding the scope of sanctions applicable to North Korea, most recently in December 2017 in response to North Korea’s intercontinental ballistic missile test in November 2017. Over the years, the United States and the European Union have also expanded their sanctions applicable to North Korea.

•	In August 2015, two Korean soldiers were injured in a landmine explosion near the Korean demilitarized zone. Claiming the landmines were set by North Koreans, the Korean army reinitiated its propaganda program toward North Korea utilizing loudspeakers near the demilitarized zone. In retaliation, the North Korean army fired artillery rounds on the loudspeakers, resulting in the highest level of military readiness for both Koreas.

•	In March 2010, a Korean naval vessel was destroyed by an underwater explosion, killing many of the crewmen on board. The Korean government formally accused North Korea of causing the sinking, while North Korea denied responsibility. Moreover, in November 2010, North Korea fired more than one hundred artillery shells that hit Korea’s Yeonpyeong Island near the Northern Limit Line, which acts as the de facto maritime boundary between Korea and North Korea on the west coast of the Korean peninsula, causing casualties and significant property damage. The Korean government condemned North Korea for the attack and vowed stern retaliation should there be further provocation.

North Korea’s economy also faces severe challenges, which may further aggravate social and political pressures within North Korea.

Although a bilateral summit between the two Koreas was held on April 27, 2018 and there has been an announcement in March 2018 of a potential summit between the United States and North Korea, there can be no assurance that the level of tensions affecting the Korean peninsula will not escalate in the future. Any further increase in tensions, which may occur, for example, if North Korea experiences a leadership crisis, high-level contacts between Korea and North Korea break down or further military hostilities occur, could have a material adverse effect on the Korean economy and on our business, financial condition and results of operations and the market value of our common stock and ADSs.

Unfavorable financial and economic developments in Korea may have an adverse effect on us.

We are incorporated in Korea, and substantially all of our operations are located in Korea. As a result, we are subject to political, economic, legal and regulatory risks specific to Korea. The economic indicators in Korea in recent years have shown mixed signs of growth and uncertainty, and future growth of the Korean economy is subject to many factors beyond our control, including developments in the global economy.

In recent years, adverse conditions and volatility in the worldwide financial markets, fluctuations in oil and commodity prices and the general weakness of the global economy have contributed to the uncertainty of global economic prospects in general and have adversely affected, and may continue to adversely affect, the Korean economy. See “Other risks relating to our business—Unfavorable changes in the global financial markets could adversely affect our results of operations and financial condition.” The value of the Won relative to major foreign currencies has also fluctuated significantly. See “Item 3.A. Selected Financial Data—Exchange Rates.” Furthermore, as a result of changing global and Korean economic conditions, there has been volatility in the stock prices of Korean companies in recent years. Future declines in the Korea Composite Stock Price Index (known as the “KOSPI”) and large amounts of sales of Korean securities by foreign investors and subsequent repatriation of the proceeds of such sales may adversely affect the value of the Won, the foreign currency reserves held by financial institutions in Korea, and the ability of Korean companies to raise capital. Any future deterioration of the Korean or global economy could adversely affect our business, financial condition and results of operations.

Developments that could hurt Korea’s economy in the future include:

•	adverse conditions or uncertainty in the economies of countries and regions that are important export markets for Korea, such as China, the United States, Europe and Japan, or in emerging market economies in Asia or elsewhere, as well as increased uncertainty in light of a future Brexit;

•	adverse changes or volatility in foreign currency reserve levels, commodity prices (including oil prices), exchange rates (including fluctuation of the U.S. dollar, the Euro or the Japanese Yen exchange rates or revaluation of the Chinese Renminbi), interest rates, inflation rates or stock markets;

•	a continuing rise in the level of household debt and increasing delinquencies and credit defaults by retail or small- and medium-sized enterprise borrowers in Korea;

•	declines in consumer confidence and a slowdown in consumer spending;

•	the investigations of several Korean conglomerates and their senior management for bribery, embezzlement and other possible misconduct relating to the impeachment and dismissal of former President Park Geun-hye;

•	social and labor unrest;

•	decreases in the market prices of Korean real estate;

•	a decrease in tax revenues and a substantial increase in the Korean government’s expenditures for fiscal stimulus measures, unemployment compensation and other economic and social programs that, together, would lead to an increased government budget deficit;

•	financial problems or lack of progress in the restructuring of chaebols, other large troubled companies and their suppliers;

•	loss of investor confidence arising from corporate accounting irregularities, allegations of corruption and corporate governance issues concerning certain chaebols;

•	increases in social expenditures to support an aging population in Korea or decreases in economic productivity due to the declining population size in Korea;

•	increased sovereign default risks in select countries and the resulting adverse effects on the global financial markets;

•	the economic impact of any pending or future free trade agreements or changes in existing free trade agreements;

•	geo-political uncertainty and the risk of further attacks by terrorist groups around the world;

•	natural or man-made disasters that have a significant adverse economic or other impact on Korea or its major trading partners;

•	the occurrence of severe health epidemics in Korea or other parts of the world, such as the Middle East Respiratory Syndrome outbreak in Korea in 2015;

•	deterioration in economic or diplomatic relations between Korea and its trading partners or allies, including deterioration resulting from territorial or trade disputes or disagreements in foreign policy (such as the controversy between Korea and China regarding the deployment of a Terminal High Altitude Area Defense system in Korea by the United States);

•	political uncertainty or increasing strife among or within political parties in Korea;

•	hostilities or political or social tensions involving oil producing countries in the Middle East and North Africa and any material disruption in the global supply of oil or sudden increase in the price of oil;

•	an increase in the level of tensions or an outbreak of hostilities between North Korea and Korea or the United States; and

•	changes in financial regulations in Korea.

Labor unrest in Korea may adversely affect our operations.

Economic difficulties in Korea or increases in corporate reorganizations and bankruptcies could result in layoffs and higher unemployment. Such developments could lead to social unrest and substantially increase government expenditures for unemployment compensation and other costs for social programs. According to statistics from the Korea National Statistical Office, the unemployment rate increased from 3.6% in 2015 to 3.7% in 2016 and 2017. Further increases in unemployment and any resulting labor unrest in the future could adversely affect our operations, as well as the operations of many of our customers and their ability to repay their loans, and could adversely affect the financial condition of Korean companies in general, depressing the price of their securities. These developments would likely have an adverse effect on our financial condition and results of operations.

Risks relating to our common stock and ADSs

We or our major stockholders may sell shares of our common stock or ADSs in the future, and these and other sales may adversely affect the market price of our common stock and ADSs and may dilute your investment and relative ownership in us.

We have no current plans for any public offerings of our common stock, ADSs or securities exchangeable for or convertible into such securities. However, it is possible that we may decide to offer or sell such securities in the future. In addition, our major stockholder, the Korean National Pension Service, held approximately 9.6% of our total issued common stock as of December 31, 2017, which it may sell at any time.

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

Our common stock is listed on the KRX KOSPI Market, which has a smaller market capitalization and is more volatile than the securities markets in the United States and many European countries. The market value of ADSs may fluctuate in response to the fluctuation of the trading price of shares of our common stock on the KRX KOSPI Market. The KRX KOSPI Market has experienced substantial fluctuations in the prices and volumes of sales of listed securities and the KRX KOSPI Market has prescribed a fixed range in which share prices are permitted to move on a daily basis. The KOSPI declined from 1,897.1 on December 31, 2007 to 938.8 on October 24, 2008. The KOSPI was 2,448.1 on April 25, 2018. There is no guarantee that the stock prices of Korean companies will not decline again in the future. Like other securities markets, including those in developed markets, the Korean securities market has experienced problems including market manipulation, insider trading and settlement failures. The recurrence of these or similar problems could have a material adverse effect on the market price and liquidity of the securities of Korean companies, including our common stock and ADSs, in both the domestic and the international markets.

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

Our legal and commercial name is KB Financial Group Inc. Our registered office and principal executive offices are located at 26, Gukjegeumyung-ro 8-gil, Yeongdeungpo-gu, Seoul 07331, Korea. Our telephone number is 822-2073-7114. Our agent in the United States, Kookmin Bank, New York Branch, is located at 565 Fifth Avenue, 24th Floor, New York, NY 10017. Its telephone number is (212) 697-6100.

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

Business

We are one of the largest financial holding companies in Korea, in terms of consolidated total assets, and our operations include Kookmin Bank, one of the leading commercial banks in Korea. Our subsidiaries collectively engage in a broad range of businesses, including commercial banking, credit cards, asset management, life insurance, capital markets activities and international banking and finance. As of December 31, 2017, we had consolidated total assets of ￦437 trillion, consolidated total deposits of ￦256 trillion and consolidated total equity of ￦34 trillion.

As part of our commercial banking activities, we provide credit and related financial services to individuals and small- and medium-sized enterprises and, to a lesser extent, to large corporate customers. We also provide a full range of deposit products and related services to both individuals and enterprises of all sizes. We provide these services predominantly through Kookmin Bank.

By their nature, our core consumer and small- and medium-sized enterprise operations place a high premium on customer access and convenience. Our combined banking network of 1,062 branches as of December 31, 2017, one of the most extensive in Korea, provides a solid foundation for our business and is a major source of our competitive strength. This network provides us with a large, stable and cost effective funding source, enables us to provide our customers convenient access and gives us the ability to provide the customer attention and service essential to conducting our business, particularly in an increasingly competitive environment. Our branch network is further enhanced by automated banking machines and fixed-line, smartphone and Internet banking. As of December 31, 2017, we had a customer base of approximately 33.6 million retail customers, which represented over one-half of the Korean population.

The following table sets forth the principal components of our lending business as of the dates indicated. As of December 31, 2017, retail loans and credit card loans and receivables accounted for 55.2% of our total loan portfolio:

	As of December 31,
	2015			2016			2017
	(in billions of Won, except percentages)
Retail
Mortgage and home equity(1)	￦	87,882	35.5%	￦	93,327	34.9%	￦	97,253	33.3%
Other consumer(2)		36,312	14.6		41,629	15.5		48,897	16.7

Total retail		124,194	50.1		134,956	50.4		146,150	50.0

Credit card		12,136	4.9		13,530	5.1		15,205	5.2
Corporate		108,847	44.0		116,271	43.4		127,381	43.6
Foreign		2,410	1.0		3,007	1.1		3,497	1.2

Total loans	￦	247,587	100.0%	￦	267,764	100.0%	￦	292,233	100.0%

(1)	Includes ￦1,040 billion, ￦817 billion and ￦699 billion of overdraft loans secured by real estate in connection with home equity loans as of December 31, 2015, 2016 and 2017, respectively.
(2)	Includes ￦7,546 billion, ￦7,670 and ￦7,791 billion of overdraft loans as of December 31, 2015, 2016 and 2017, respectively.

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

Strategy

Our strategic focus is to become a world-class financial group that ranks among the leaders of the financial industry in Asia and globally. We plan to continue to solidify our market position as Korea’s leading financial group, enhance our ability to provide comprehensive financial services to our retail and corporate customers and strengthen our overseas operating platform and network. We believe our strong market position in the commercial banking area in Korea is an important competitive advantage, which will enable us to compete more effectively based on convenient delivery, product breadth and differentiation, and service quality while focusing on our profitability.

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

Identifying, targeting and marketing to attractive customer segments and providing superior customer value and service to such segments

In recent years, rather than focusing on developing products and services to satisfy the overall needs of the general population, we have increasingly targeted specific market segments in Korea that we expect to generate superior growth and profitability. We will continue to implement a targeted marketing approach that seeks to identify the most attractive customer segments and to develop strategies to build market share in those segments. In particular, we intend to increase our “wallet share” of superior existing customers by using our advanced customer relationship management technology to better identify and meet the needs of our most creditworthy and high net worth customers, on whom we intend to concentrate our marketing efforts. For example, as part of this strategy, we operate a “priority customer” program called KB Star Club through five of our subsidiaries, Kookmin Bank, KB Securities, KB Life Insurance, KB Kookmin Card and KB Insurance. We select and classify KB Star Club customers based on their transaction history with the five entities and provide such customers with preferential treatment in various areas, including interest rates and transaction fees, depending upon how they are classified. We also provide private banking services, including personal wealth management services through our exclusive brand “Gold & Wise,” to increase our share of the priority customer market and in turn increase our profitability and strengthen our position in retail banking.

We are also focusing on attracting and retaining creditworthy customers by offering more differentiated fee-based products and services that are tailored to meet their specific needs. The development and marketing of our products and services are, in part, driven by customer segmentation to ensure that we meet the needs of each customer segment. For instance, we continue to develop hybrid financial products with enhanced features, including various deposit products and investment products, for which consumer demand has increased in recent years. We are also focusing on addressing the needs of our customers by providing the highest-quality products and services and developing an open-architecture strategy, which allows us to sell such products through one of the largest branch networks in Korea. In short, we aim to offer our customers a convenient one-stop financial services destination where they can meet their traditional retail and corporate banking requirements, as well as find a broad array of fee-based products and services tailored to address more specific financial needs, including in investment banking, securities brokerage, insurance and wealth management. We believe such differentiated, comprehensive services and cross-selling will not only enhance customer loyalty but also increase profitability.

One of our key customer-related strategies continues to be creating greater value and better service for our customers. We intend to continue improving our customer service, including through:

•	Improved customer relationship management technology. Management has devoted substantial resources toward development of our customer relationship management system, which is designed to provide our employees with the information needed to continually improve the level of service and incentives offered to our preferred customers. Our integrated customer relationship system allows for better customer management and streamlines our customer reward system. We have also developed state-of-the-art call centers, smartphone applications and online Internet capabilities to provide shorter response times to customers seeking information or to execute transactions. Our goals are to continually focus on improving customer service to satisfy our customers’ needs through continuing efforts to deliver new and improved services and to upgrade our customer relationship management system to provide the best possible service to our customers in the future.

•	Enhanced distribution channels. We also believe we can improve customer retention and usage rates by increasing the range of products and services we offer and by developing a differentiated, multi-channel distribution network, including branches, ATMs, call centers, smartphone banking and Internet banking. We believe that our leading market position in the commercial banking area in Korea gives us a competitive advantage in developing and enhancing our distribution capabilities.

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

Lending Activities

We offer various loan products that target different segments of the population, with features tailored to each segment’s financial profile and other characteristics. The following table sets forth the balances and the percentage of our total retail lending represented by the categories of our retail loans as of the dates indicated:

	As of December 31,
	2015			2016			2017
	(in billions of Won, except percentages)
Retail:
Mortgage and home equity loans	￦	87,882	70.8%	￦	93,327	69.2%	￦	97,253	66.5%
Other consumer loans(1)		36,312	29.2		41,629	30.8		48,897	33.5

Total	￦	124,194	100.0%	￦	134,956	100.0%	￦	146,150	100.00%

(1)	Excludes credit card loans, but includes overdraft loans.

Our retail loans consist of:

•	Mortgage loans, which are loans made to customers to finance home purchases, construction, improvements or rentals; and home equity loans, which are loans made to our customers secured by their homes to ensure loan repayment. We also provide overdraft loans in connection with our home equity loans.

•	Other consumer loans, which are loans made to customers for any purpose (other than mortgage and home equity loans). These include overdraft loans, which are loans extended to customers to cover insufficient funds when they withdraw funds from their demand deposit accounts with us in excess of the amount in such accounts up to a limit established by us.

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

Private sector mortgage and home equity lending in Korea has expanded substantially in recent years. We provide customers with a number of mortgage and home equity loan products that have flexible features, including terms, repayment schedules, amounts and eligibility for loans, and we offer interest rates on a commercial basis. The maximum term of mortgage loans is 35 years and the majority of our mortgage loans have long-term maturities, which may be renewed. Non-amortizing home equity loans have a maturity of one to five years and home equity loans subject to amortization of principal may have a maximum term of up to 35 years. As of December 31, 2017, we had ￦30,502 billion of amortizing home equity loans, representing 92.1% of our total home equity loans, and ￦2,611 billion of non-amortizing home equity loans, representing 7.9% of our total home equity loans. Any customer is eligible for a mortgage or an individual home equity loan regardless of whether it participates in one of our housing related savings programs and so long as that customer is not barred by regulation from obtaining a loan because of bad credit history. However, customers with whom we frequently transact business and provide us with significant revenue receive preferential interest rates on loans.

As of December 31, 2017, 59.7% of our mortgage loans were secured by residential property which is the subject of the loan, 22.6% of our mortgage loans were guaranteed by the Housing Finance Credit Guarantee Fund, a government housing-related entity, and the remaining 17.7% of our mortgage loans, contrary to general practices in the United States, were unsecured (although the use of proceeds from these loans is restricted to financing of home purchases and some of these loans are guaranteed by a third party). One reason that a relatively high percentage of our mortgage loans are unsecured is that we, along with other Korean banks, provide advance loans to borrowers for the down payment of new housing (particularly apartments) that is in the process of being built. Once construction is completed, which may take several years, these mortgage loans become secured by the new housing purchased by these borrowers. For the year ended December 31, 2017, the average initial loan-to-value ratio of our mortgage loans, which is a measure of the amount of loan exposure to the appraised value of the security collateralizing the loan, was approximately 52.4%. There are three reasons that our loan-to-value ratio is relatively lower (as is the case with other Korean banks) compared to similar ratios in other countries, such as the United States. The first reason is that housing prices are high in Korea relative to average income, so most people cannot afford to borrow an amount equal to the entire value of their collateral and make interest payments on such an amount. The second reason relates to the “jeonsae” system, through which people provide a key money deposit while residing in the property prior to its purchase. At the time of purchase, most people use the key money deposit as part of their payment and borrow the remaining amount from Korean banks, which results in a loan that will be for an amount smaller than the appraised value of the property for collateral and assessment purposes. The third reason is that Korean banks discount the appraised value of the borrower’s property for collateral and assessment purposes so that a portion of the appraised value is reserved in order to provide recourse to a renter who lives at the borrower’s property. This is in the event that the borrower’s property is seized by a creditor, and the renter is no longer able to reside at that property. See “Item 3.D. Risk Factors—Other risks relating to our business—A decline in the value of the collateral securing our loans and our inability to realize full collateral value may adversely affect our credit portfolio.”

The following table sets forth our unsecured and secured mortgage loans and home equity loans as of December 31, 2015, 2016 and 2017, based on their loan classification categories under IFRS and our internal credit ratings for loans (which are described in Note 4.2.4 of the notes to our consolidated financial statements):

	As of December 31, 2015
	Non-impaired												Impaired						Total
	Not Past Due										Past Due
	Grade 1		Grade 2		Grade 3		Grade 4		Grade 5				Past Due Up to 89 Days		Past Due 90 Days to 179 Days		Past Due 180 Days or More
											(in billions of Won)
Mortgage:
Secured(1)	￦	45,284	￦	4,935	￦	498	￦	123	￦	91	￦	519	￦	50	￦	43	￦	64	￦	51,607
Unsecured		1,719		370		37		3		3		31		1		1		8		2,173
Home Equity:
Secured		30,882		2,255		387		90		70		317		45		26		30		34,102
Unsecured		—		—		—		—		—		—		—		—		—		—

Total	￦	77,885	￦	7,560	￦	922	￦	216	￦	164	￦	867	￦	96	￦	70	￦	102	￦	87,882

	As of December 31, 2016
	Non-impaired												Impaired						Total
	Not Past Due										Past Due
	Grade 1		Grade 2		Grade 3		Grade 4		Grade 5				Past Due Up to 89 Days		Past Due 90 Days to 179 Days		Past Due 180 Days or More
											(in billions of Won)
Mortgage:
Secured(1)	￦	49,284	￦	7,055	￦	562	￦	121	￦	76	￦	360	￦	59	￦	27	￦	48	￦	57,592
Unsecured		1,040		310		55		2		1		5		1		1		8		1,423
Home Equity:
Secured		30,722		2,654		430		100		68		251		47		14		26		34,312
Unsecured		—		—		—		—		—		—		—		—		—		—

Total	￦	81,046	￦	10,019	￦	1,047	￦	223	￦	145	￦	616	￦	107	￦	42	￦	82	￦	93,327

	As of December 31, 2017
	Non-impaired												Impaired						Total
	Not Past Due										Past Due
	Grade 1		Grade 2		Grade 3		Grade 4		Grade 5				Past Due Up to 89 Days		Past Due 90 Days to 179 Days		Past Due 180 Days or More
											(in billions of Won)
Mortgage:
Secured(1)	￦	54,547	￦	6,645	￦	336	￦	76	￦	75	￦	426	￦	67	￦	23	￦	42	￦	62,237
Unsecured		1,800		88		2		2		1		5		1		1		3		1,903
Home Equity:
Secured		30,039		2,358		259		56		57		260		44		15		25		33,113
Unsecured		—		—		—		—		—		—		—		—		—		—

Total	￦	86,386	￦	9,091	￦	597	￦	134	￦	133	￦	691	￦	112	￦	39	￦	70	￦	97,253

(1)	Includes advance loans guaranteed by the Housing Finance Credit Guarantee Fund to borrowers for the down payment of new housing that is in the process of being built.

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

Pricing. The interest rates on our retail mortgage loans are generally based on a periodic floating rate (which is based on a base rate determined for three-month, six-month or twelve-month periods using our Market Opportunity Rate system, which reflects our internal cost of funding, further adjusted to account for our expenses related to lending). Our interest rates also incorporate a margin based among other things on the type of security, the credit score of the borrower and the estimated loss on the security. We can adjust the price to reflect the borrower’s current and/or expected future contribution to us. The applicable interest rate is determined at the time of the loan. If a loan is terminated prior to its maturity, the borrower is obligated to pay us an early termination fee of approximately 0.9% to 1.5% of the loan amount in addition to the accrued interest.

The interest rates on our home equity loans are determined on the same basis as our retail mortgage loans.

As of December 31, 2017, our three-month, six-month and twelve-month base rates were 1.66%, 1.80% and 1.96%, respectively.

As of December 31, 2017, 66.3% of our outstanding mortgage and home equity loans were priced based on a floating rate.

Other Consumer Loans

Other consumer loans are primarily unsecured. However, such loans may be secured by real estate, deposits or securities. As of December 31, 2017, approximately ￦26,724 billion, or 54.7% of our consumer loans (other than mortgage and home equity loans) were unsecured loans (although some of these loans were guaranteed by a third party). Overdraft loans are also classified as other consumer loans, are primarily unsecured and generally have an initial maturity of one year, which is typically extended automatically on an annual basis and may be extended up to a maximum of five years. The amount of overdraft loans as of December 31, 2017 was approximately ￦7,791 billion.

Pricing. The interest rates on our other consumer loans (including overdraft loans) are determined on the same basis as on our mortgage and home equity loans, except that, for unsecured loans, the borrower’s credit score as determined during our loan approval process is also taken into account. See “Item 11. Quantitative and Qualitative Disclosures about Market Risk—Credit Risk Management.”

As of December 31, 2017, 54.7% of our other consumer loans had interest rates that were not fixed but were variable in reference to our base rate, which is based on the Market Opportunity Rate.

Deposit-taking Activities

Due to our extensive nationwide network of branches, together with our long history of development and our resulting know-how and expertise, as of December 31, 2017, we had the largest number of retail customers and retail deposits among Korean commercial banks. The balance of our deposits from retail customers was ￦146,630 billion, ￦161,232 and ￦169,246 billion as of December 31, 2015, 2016 and 2017, respectively, which constituted 65.4%, 67.3% and 66.2%, respectively, of the balance of our total deposits.

We offer many deposit products that target different segments of our retail customer base, with features tailored to each segment’s financial profile, characteristics and needs, including:

•	Demand deposits, which either do not accrue interest or accrue interest at a lower rate than time deposits. Demand deposits allow the customer to deposit and withdraw funds at any time and, if they are interest bearing, accrue interest at a variable rate depending on the amount of deposit. Retail and corporate demand deposits constituted 43.7% of our total deposits as of December 31, 2017 and paid average interest of 0.26% for 2017.

•	Time deposits, which generally require the customer to maintain a deposit for a fixed term, during which the deposit accrues interest at a fixed rate or a variable rate based on the KOSPI, or to deposit specified amounts on an installment basis. If the amount of the deposit is withdrawn prior to the end of the fixed term, the customer will be paid a lower interest rate than that originally offered. The term for time deposits typically ranges from one month to three years, and the term for installment savings deposits ranges from six months to five years. Retail and corporate time deposits constituted 48.8% of our total deposits as of December 31, 2017 and paid average interest of 1.58% for 2017. Most installment savings deposits offer fixed interest rates.

•	Certificates of deposit, the maturities of which typically range from 30 days to 730 days with a required minimum deposit of ￦10 million. Interest rates on certificates of deposit are determined based on the length of the deposit and prevailing market rates. Our certificates of deposit are sold at a discount to their face value, reflecting the interest payable on the certificates of deposit.

•	Foreign currency deposits, which are available to Korean and foreign residents, non-residents and overseas immigrants. We offer foreign currency demand deposits and time deposits as well as checking accounts in 11 currencies. Foreign currency demand deposits, which accrue interest at a variable rate, allow customers to deposit and withdraw funds at any time. Foreign currency time deposits generally require customers to maintain the deposit for a fixed term, during which the deposit accrues interest at a fixed rate. If the funds in a foreign currency time deposit are withdrawn prior to the end of the fixed term, the customer will be paid a lower interest rate than that originally offered.

We offer varying interest rates on our deposit products depending upon average funding costs, the rate of return on our interest earning assets and the interest rates offered by other commercial banks.

We also offer comprehensive savings deposits for housing subscription, which are monthly installment savings deposits that provide the holder with preferential rights to subscribe for both public and private housing under the Housing Act. This law is the basic law setting forth various measures supporting the purchase of houses and the supply of such houses by construction companies. These deposits require monthly installments of ￦20,000 to ￦500,000 and accrue interest at variable rates depending on the term. An eligible account holder with ￦70 million or less in annual salary income may also claim a tax deduction for 40% of its annual installment amounts, subject to a maximum deductible amount, in its income tax return for the year under the Special Tax Treatment Control Law.

In 2002, after significant research and planning, we launched private banking operations at Kookmin Bank’s headquarters. Shortly thereafter, we launched a comprehensive strategy with respect to customers with higher net worth, which included staffing appropriate representatives, marketing aggressively, establishing IT systems, selecting appropriate branch locations and readying such branches with the necessary facilities to service such customers. As of December 31, 2017, we operated 21 private banking centers through Kookmin Bank.

The Monetary Policy Committee of the Bank of Korea, or the Monetary Policy Committee, imposes a reserve requirement on Won currency deposits of commercial banks based generally on the type of deposit instrument. The reserve requirement is currently up to 7%. See “—Supervision and Regulation—Principal Regulations Applicable to Banks—Liquidity.”

The Depositor Protection Act provides for a deposit insurance system where the Korea Deposit Insurance Corporation guarantees to depositors the repayment of their eligible bank deposits. The deposit insurance system insures up to a total of ￦50 million per depositor per bank. See “—Supervision and Regulation—Principal Regulations Applicable to Banks—Deposit Insurance System.” We paid ￦385 billion of premium for 2017.

Credit Cards

Credit cards are another of our core retail products. We issue most of our credit cards under the “KB Kookmin Card” brand. Our credit card business is operated by our subsidiary, KB Kookmin Card Co., Ltd.

The following table sets forth certain data relating to our credit card operations, on a non-consolidated basis, as of the dates and for the periods indicated:

	As of and for the Year Ended December 31,
	2015		2016		2017
	(in billions of Won, except number of holders, accounts and percentages)
Number of credit cardholders (at year end) (thousands)
General accounts		8,797		8,896		9,217
Corporate accounts		436		484		502

Total		9,233		9,380		9,719

Number of merchants (at year end) (thousands)		2,279		2,414		2,499
Active ratio (at year end)(1)		87.2%		88.4%		90.0%
Credit card fees
Merchant fees(2)	￦	1,589	￦	1,633	￦	1,816
Installment and cash advance fees		405		380		406
Annual membership fees		86		105		127
Other fees		604		664		807

Total	￦	2,684	￦	2,782	￦	3,156

Charge volume(3)
General purchase	￦	47,894	￦	51,876	￦	60,657
Installment purchase		11,778		13,134		15,553
Cash advance		8,777		8,619		8,885
Card loan(4)		5,201		6,060		5,736

Total	￦	73,650	￦	79,689	￦	90,831

Outstanding balance (at year end)
General purchase	￦	4,556	￦	4,747	￦	5,356
Installment purchase		2,865		3,349		4,090
Cash advance		1,210		1,178		1,240
Card loan(4)		3,528		4,287		4,552

Total	￦	12,159	￦	13,561	￦	15,238

Average outstanding balances
General purchase	￦	4,565	￦	4,749	￦	5,373
Installment purchase		2,802		3,060		3,777
Cash advance		1,226		1,177		1,186
Card loan(4)		3,323		3,855		4,560

Total	￦	11,916	￦	12,841	￦	14,896

Delinquency ratios (at year end)(5)
From 1 month to 3 months		0.61%		0.60%		0.62%
From 3 months to 6 months		0.47		0.57		0.63
Over 6 months		0.07		0.04		0.04

Total		1.15%		1.21%		1.29%

Non-performing loan ratio		0.58%		0.60%		0.66%
Write-offs (gross)	￦	377	￦	357	￦	401
Recoveries(6)		138		134		133

Net write-offs	￦	239	￦	223	￦	268

Gross write-off ratio(7)		3.16%		2.78%		2.69%
Net write-off ratio(8)		2.00%		1.74%		1.80%

(1)	The active ratio represents the ratio of accounts used at least once within the last six months to total accounts as of year-end.
(2)

Merchant fees consist of maintenance fees and costs associated with prepayment by us (on behalf of customers) of sales proceeds to merchants, processing fees relating to sales and membership applications, costs relating to the management of delinquencies and recoveries, provision for loan losses, general variable expenses and other fixed costs that are charged to our member merchants. We typically charge our member merchants fees that range from 0.8% to 2.5%. We offer discounts for member merchants that are small- and medium-sized enterprises pursuant to applicable laws.
(3)	Represents the aggregate cumulative amount charged during the year.
(4)	Card loans consist of loans that are provided on an unsecured basis to cardholders upon prior agreement. Payment on such a loan can be due either in one payment or in installments after a fixed period, in the case of principal payments, and will be due in installments, in the case of interest payments.
(5)	Represents ratio of credit card balances overdue by one month or more to outstanding balance. In line with industry practice, we have restructured a portion of delinquent credit card account balances as loans. As of December 31, 2015, 2016 and 2017, these restructured loans amounted to ￦36 billion, ￦43 billion and ￦55 billion, respectively. Because these restructured loans are not treated as being delinquent at the time of conversion or for a period of time thereafter, our delinquency ratios may not fully reflect all delinquent amounts relating to our outstanding balances.
(6)	Does not include proceeds that we received from sales of our non-performing loans that were written off.
(7)	Represents the ratio of gross write-offs for the year to average outstanding balance for the year. Our charge-off policy is generally to write off balances which have been overdue for four payment cycles or more or which have been classified as expected loss.
(8)	Represents the ratio of net write-offs for the year to average outstanding balances for the year. Our charge-off policy is generally to write off balances which have been overdue for four payment cycles or more or which have been classified as expected loss.

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

As of December 31, 2017, we had approximately 9.7 million credit cardholders. Of the credit cards outstanding, approximately 90.0% were active, meaning that they had been used at least once during the previous six months.

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

We issue debit cards and charge merchants commissions that range from 1.0% to 2.0% of the amounts purchased using a debit card. We also issue “check cards,” which are similar to debit cards except that “check cards” are accepted by all merchants that accept credit cards, and charge merchants commissions that typically range from 0.5% to 2.5%. Much like debit cards, check card purchases are also debited directly from customers’ accounts with us.

Corporate Banking

We lend to and take deposits from small- and medium-sized enterprises and, to a lesser extent, large corporate customers. We had 287,686 small- and medium-sized enterprise borrowers and 1,812 large corporate borrowers for Won-currency loans as of December 31, 2017. For 2017, we received fee revenue from cash management services offered to corporate customers, which include “firm-banking” services such as inter-account transfers, transfers of funds from various branches and agencies of a company (such as insurance premium payments) to the account of the headquarters of such company and transfers of funds from various customers of a company to the main account of such company, in the amount of ￦145 billion. Of our branch network as of December 31, 2017, we had three branches that primarily handled large corporate banking.

The following table sets forth the balances and the percentage of our total corporate lending represented by our small- and medium-sized enterprise business loans and our large corporate business loans as of the dates indicated, estimated based on our internal classifications of corporate borrowers:

	As of December 31,
	2015			2016			2017
	(in billions of Won, except percentages)
Corporate:
Small- and medium-sized enterprise loans	￦	78,665	72.3%	￦	86,065	74.0%	￦	97,379	76.4%
Large corporate loans		30,182	27.7		30,206	26.0		30,002	23.6

Total	￦	108,847	100.0%	￦	116,271	100.0%	￦	127,381	100.0%

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

The total amount of deposits from our corporate customers amounted to ￦81,473 billion as of December 31, 2017, or 31.9% of our total deposits.

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

We use the term “small- and medium-sized enterprises” as defined in the Framework Act on Small and Medium Enterprises and related regulations. Under the amended Framework Act on Small and Medium Enterprises, which became effective on April 27, 2016, and related regulations, an enterprise must meet each of the following criteria in order to meet the definition of a small- and medium-sized enterprise: (i) total assets at the end of the immediately preceding fiscal year must be less than ￦500 billion, (ii) the average or annual sales revenue standards as prescribed by the Enforcement Decree of the Framework Act on Small and Medium Enterprises that are applicable to the enterprise’s primary business must be met and (iii) the standards of management independence as prescribed by the Enforcement Decree of the Framework Act on Small and Medium Enterprises must be met. However, even if an enterprise that qualified as a small- and medium-sized enterprise under the Framework Act on Small and Medium Enterprises prior to the amendment thereof no longer met the definition due to such amendments, such enterprise continued to be deemed a small- and medium-sized enterprise until March 31, 2018. Further, certified social enterprises (as defined in the Social Enterprise Promotion Act of Korea), as well as cooperatives or federations of cooperatives (as defined in the Framework Act on Cooperatives) that satisfy the requirements prescribed by the Framework Act on Small and Medium Enterprises, may also qualify as small- and medium-sized enterprises.

Lending Activities

Our principal loan products for our small- and medium-sized enterprise customers are working capital loans and facilities loans. Working capital loans are provided to finance working capital requirements and include notes discounted and trade financing. Facilities loans are provided to finance the purchase of equipment and the establishment of manufacturing assembly plants. As of December 31, 2017, working capital loans and facilities loans accounted for 50.7% and 49.3%, respectively, of our total small- and medium-sized enterprise loans. As of December 31, 2017, we had 287,686 small- and medium-sized enterprise customers on the lending side.

Loans to small- and medium-sized enterprises may be secured by real estate or deposits or may be unsecured. As of December 31, 2017, secured loans and guaranteed loans accounted for, in the aggregate, 85.1% of our small- and medium-sized enterprise loans. Among the secured loans, 96.3% were secured by real estate and 3.7% were secured by deposits or securities. Working capital loans generally have a maturity of one year, but may be extended for additional terms of up to one year in length for an aggregate term of five years. Facilities loans have a maximum maturity of 15 years.

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

Pricing

We establish the price for our corporate loan products based principally on transaction risk, our cost of funding and market considerations. Transaction risk is measured by such factors as the credit rating assigned to a particular borrower, the size of the borrower and the value and type of collateral. Our loans are priced based on the Market Opportunity Rate system, which is a periodic floating rate system that takes into account the current market interest rate. As of December 31, 2017, the Market Opportunity Rate was 1.66% for three months, 1.80% for six months and 1.96% for one year.

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

Lending Activities

Our principal loan products for our large corporate customers are working capital loans and facilities loans. As of December 31, 2017, working capital loans and facilities loans accounted for 74.6% and 25.4%, respectively, of our total large corporate loans. We also offer mortgage loans to large corporate clients who build or sell single- or multi-family housing units, as described above under “—Small- and Medium-sized Enterprise Banking—Lending Activities.”

As of December 31, 2017, secured loans and guaranteed loans accounted for, in the aggregate, 23.3% of our large corporate loans. Among the secured loans, 81.5% were secured by real estate and 18.5% were secured by deposits or securities. Working capital loans generally have a maturity of one year, but may be extended for additional terms ranging from three months to one year in length for an aggregate term of five years. Facilities loans have a maximum maturity of 15 years.

In our unsecured lending to large corporate customers, a critical consideration in our policy regarding the extension of such unsecured loans is the borrower’s creditworthiness. We assign each borrower a credit rating based on the judgment of our experts or scores calculated using the appropriate credit rating system, taking into account both financial factors and non-financial factors (such as our perception of a borrower’s reliability, management and operational risk and risk relating to the borrower’s industry). The credit ratings, along with such factors, are key determinants in our lending to large corporate customers. Large corporate customers generally have higher credit ratings due to their higher repayment capability compared to other types of borrowers, such as small- and medium-sized enterprise borrowers. In addition, large corporate borrowers generally are affected to a lesser extent than small- and medium-sized enterprise borrowers by fluctuations in the Korean economy and also maintain more sophisticated financial records. As of December 31, 2017, 84.9% of our large corporate customers had credit ratings or BBB- or above according to the internal credit rating system of Kookmin Bank, compared to 70.2% of our small- and medium-sized enterprise customers. A credit rating of BBB- is assigned to customers whose ability to repay the principal and interest on their outstanding loans is determined by us to be generally satisfactory but nonetheless subject to adverse effects under unfavorable economic conditions or during downturns in the business environment. Based on our internal analysis of historical data, we believe that the probability of default for loans extended to large corporate customers with a credit rating of BBB- or above is between 0.00% and 2.26%.

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

As of December 31, 2017, in terms of our outstanding loan balance, 36.6% was extended to borrowers in the manufacturing industry, 26.0% of our large corporate loans was extended to borrowers in the financial industry, and 20.9% was extended to borrowers in the service industry.

Pricing

We determine pricing of our large corporate loans in the same way as we determine the pricing of our small- and medium-sized enterprise loans. See “—Small- and Medium-sized Enterprise Banking—Pricing” above. As of December 31, 2017, the Market Opportunity Rate, which is utilized in pricing loans offered by us, was the same for our large corporate loans as for our small- and medium-sized enterprise loans.

Capital Markets Activities and International Banking/Finance

Through our capital markets operations, we invest and trade in debt and equity securities and, to a lesser extent, engage in derivatives and asset securitization transactions and make call loans. We also provide investment banking and securities brokerage services.

Securities Investment and Trading

We invest in and trade securities for our own account in order to maintain adequate sources of liquidity and to generate interest and dividend income and capital gains. As of December 31, 2015, 2016 and 2017, our investment portfolio, which consists primarily of held-to-maturity financial assets and available-for-sale financial assets, and our trading portfolio had a combined total carrying amount of ￦52,049 billion, ￦74,777 billion and ￦99,171 billion (including the investment and trading portfolios of our insurance operations) and represented 15.8%, 19.9% and 22.7% of our total assets, respectively.

Our trading and investment portfolios consist primarily of Korean treasury securities and debt securities issued by Korean government agencies, local governments or certain government-invested enterprises and debt securities issued by financial institutions. As of December 31, 2015, 2016 and 2017, we held debt securities with a total carrying amount of ￦45,230 billion, ￦61,942 billion and ￦82,989 billion, respectively, of which:

•	held-to-maturity debt securities accounted for ￦14,150 billion, ￦11,178 billion and ￦18,492 billion, or 31.3%, 18.0% and 22.3%, respectively;

•	available-for-sale debt securities accounted for ￦21,611 billion, ￦27,445 billion and ￦38,959 billion, or 47.8%, 44.4% and 46.9%, respectively; and

•	debt securities at fair value through profit or loss accounted for ￦9,469 billion, ￦23,319 billion and ￦25,538 billion, or 20.9%, 37.6% and 30.8%, respectively.

Of these amounts, debt securities issued by the Korean government and government agencies as of December 31, 2015, 2016 and 2017 amounted to:

•	￦2,592 billion, ￦2,218 billion and ￦5,448 billion, or 18.3%, 19.8% and 29.5%, respectively, of our held-to-maturity debt securities;

•	￦3,757 billion, ￦7,111 billion and ￦3,629 billion, or 17.4%, 25.9% and 9.3%, respectively, of our available-for-sale debt securities; and

•	￦2,510 billion, ￦5,390 billion and ￦6,233 billion, or 26.5%, 23.1% and 24.4%, respectively, of our debt securities at fair value through profit or loss.

From time to time we also purchase equity securities for our securities portfolios. Our equity securities consist primarily of marketable beneficiary certificates and equities listed on the KRX KOSPI Market, the KRX KOSDAQ Market or the KRX KONEX Market. As of December 31, 2015, 2016 and 2017:

•	equity securities in our available-for-sale portfolio had a carrying amount of ￦3,377 billion, ￦6,525 billion and ￦9,157 billion, or 13.5%, 19.2% and 19.0%, respectively, of our available-for-sale portfolio; and

•	equity securities in our trading portfolio had a carrying amount of ￦838 billion, ￦3,107 billion and ￦5,003 billion, or 7.5%, 11.1% and 15.5%, respectively, of our debt and equity trading portfolio.

Our trading portfolio also includes derivative-linked securities, the underlying assets of which were linked to, among other things, interest rates, exchange rates, stock price indices or credit risks. As of December 31, 2015, 2016 and 2017, derivative-linked securities in our trading portfolio had a carrying amount of ￦798 billion, ￦1,362 billion and ￦1,613 billion, or 7.1%, 4.9% and 5.0% of our trading portfolio, respectively. See “—Derivatives Trading.”

The following tables show, as of the dates indicated, the gross unrealized gains and losses on available-for-sale and held-to-maturity financial assets within our investment portfolio, and the amortized cost and fair value of the portfolio by type of financial asset:

	As of December 31, 2015
	Amortized Cost		Gross Unrealized Gain		Gross Unrealized Loss		Fair Value
	(in billions of Won)
Available-for-sale financial assets:
Debt securities
Korean treasury securities and government agencies	￦	3,728	￦	34	￦	5	￦	3,757
Financial institutions(1)		7,211		34		4		7,241
Corporate(2)		4,918		65		3		4,980
Asset-backed securities(3)		5,201		21		6		5,216
Others		416		2		1		417

Subtotal		21,474		156		19		21,611
Equity securities		1,992		1,401		16		3,377

Total available-for-sale financial assets	￦	23,466	￦	1,557	￦	35	￦	24,988

Held-to-maturity financial assets:
Korean treasury securities and government agencies	￦	2,592	￦	115	￦	—	￦	2,707
Financial institutions(4)		1,864		21		—		1,885
Corporate(5)		5,530		176		—		5,706
Asset-backed securities(6)		4,164		44		—		4,208

Total held-to-maturity financial assets	￦	14,150	￦	356	￦	—	￦	14,506

	As of December 31, 2016
	Amortized Cost		Gross Unrealized Gain		Gross Unrealized Loss		Fair Value
	(in billions of Won)
Available-for-sale financial assets:
Debt securities
Korean treasury securities and government agencies	￦	7,213	￦	10	￦	112	￦	7,111
Financial institutions(1)		11,189		10		27		11,172
Corporate(2)		5,891		38		25		5,904
Asset-backed securities(3)		2,717		18		5		2,730
Others		558		5		35		528

Subtotal		27,568		81		204		27,445
Equity securities		5,343		1,223		41		6,525

Total available-for-sale financial assets	￦	32,911	￦	1,304	￦	245	￦	33,970

Held-to-maturity financial assets:
Korean treasury securities and government agencies	￦	2,218	￦	113	￦	—	￦	2,331
Financial institutions(4)		1,869		—		44		1,825
Corporate(5)		3,488		114		—		3,602
Asset-backed securities(6)		3,603		40		—		3,643

Total held-to-maturity financial assets	￦	11,178	￦	267	￦	44	￦	11,401

	As of December 31, 2017
	Amortized Cost		Gross Unrealized Gain		Gross Unrealized Loss		Fair Value
	(in billions of Won)
Available-for-sale financial assets:
Debt securities
Korean treasury securities and government agencies	￦	3,640	￦	7	￦	18	￦	3,629
Financial institutions(1)		21,001		13		68		20,946
Corporate(2)		10,593		36		58		10,571
Asset-backed securities(3)		2,408		2		8		2,402
Others		1,446		2		37		1,411

Subtotal		39,088		60		189		38,959
Equity securities		7,775		1,477		95		9,157

Total available-for-sale financial assets	￦	46,863	￦	1,537	￦	284	￦	48,116

Held-to-maturity financial assets:
Korean treasury securities and government agencies	￦	5,448	￦	—	￦	16	￦	5,432
Financial institutions(4)		2,475		15		—		2,490
Corporate(5)		6,219		—		4		6,215
Asset-backed securities(6)		4,306		—		3		4,303
Others		44		—		1		43

Total held-to-maturity financial assets	￦	18,492	￦	15	￦	24	￦	18,483

(1)	Includes debt securities issued by the Bank of Korea, Korea Housing Finance Corporation, Korea Development Bank, Industrial Bank of Korea and the Export-Import Bank of Korea in the aggregate amount of ￦4,516 billion as of December 31, 2015, ￦6,749 billion as of December 31, 2016 and ￦15,834 billion as of December 31, 2017. These financial institutions are owned or controlled by the Korean government.

(2)	Includes debt securities issued by Korea Housing Finance Corporation, Korea Deposit Insurance Corporation and Korea Land & Housing Corporation in the aggregate amount of ￦1,208 billion as of December 31, 2015, ￦1,490 billion as of December 31, 2016 and ￦2,254 billion as of December 31, 2017. These entities are owned or controlled by the Korean government.
(3)	Includes mortgage-backed securities issued by Korea Housing Finance Corporation, which have residential mortgage loans as underlying assets, in the amount of ￦5,181 billion as of December 31, 2015, ￦2,730 billion as of December 31, 2016 and ￦2,277 billion as of December 31, 2017. Korea Housing Finance Corporation is controlled by the Korean government.
(4)	Includes debt securities issued by Korea Development Bank, Industrial Bank of Korea and the Export-Import Bank of Korea in the aggregate amount of ￦1,057 billion as of December 31, 2015, ￦328 billion as of December 31, 2016 and ￦1,055 billion as of December 31, 2017. These financial institutions are owned or controlled by the Korean government.
(5)	Includes debt securities issued by Korea Housing Finance Corporation, Korea Deposit Insurance Corporation and Korea Land & Housing Corporation in the aggregate amount of ￦1,770 billion as of December 31, 2015, ￦1,169 billion as of December 31, 2016 and ￦1,616 billion as of December 31, 2017. These entities are owned or controlled by the Korean government.
(6)	Includes mortgage-backed securities issued by Korea Housing Finance Corporation, which have residential mortgage loans as underlying assets, in the amount of ￦4,144 billion as of December 31, 2015, ￦3,583 billion as of December 31, 2016 and ￦4,205 billion as of December 31, 2017. Korea Housing Finance Corporation is controlled by the Korean government.

Derivatives Trading

We engage in derivatives trading, including on behalf of our customers. Our trading volume increased from ￦163,030 billion in 2015 to ￦264,110 billion in 2016 and ￦324,786 billion in 2017. Our net trading revenue (expense) from derivatives for the year ended December 31, 2015, 2016 and 2017 was ￦(11) billion, ￦173 billion and ￦906 billion, respectively.

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

The following shows the estimated fair value of our derivatives as of December 31, 2015, 2016 and 2017:

	As of December 31,
	2015				2016				2017
	Estimated Fair Value Assets		Estimated Fair Value Liabilities		Estimated Fair Value Assets		Estimated Fair Value Liabilities		Estimated Fair Value Assets		Estimated Fair Value Liabilities
	(in billions of Won)
Foreign exchange derivatives(1)	￦	1,131	￦	1,103	￦	2,139	￦	2,148	￦	2,361	￦	2,036
Interest rate derivatives(1)		1,076		1,061		793		911		641		689
Equity derivatives		46		140		375		687		233		373
Credit derivatives		13		13		55		50		42		37
Commodity derivatives		1		—		1		5		4		—
Others(1)		11		9		18		6		29		8

Total	￦	2,278	￦	2,326	￦	3,381	￦	3,807	￦	3,310	￦	3,143

(1)	Includes those for trading purposes and hedging purposes.

The following table shows certain information related to our derivatives designated as fair value hedges for the years ended December 31, 2015, 2016 and 2017:

	Year Ended December 31,
	2015						2016						2017
	Derivatives		Hedged Items		Hedge Ineffectiveness		Derivatives		Hedged Items		Hedge Ineffectiveness		Derivatives		Hedged Items		Hedge Ineffectiveness
	(in billions of Won)
Foreign exchange derivatives(1)	￦	(8)	￦	8	￦	—	￦	(27)	￦	28	￦	1	￦	78	￦	(41)	￦	37
Interest rate derivatives		(42)		43		1		(63)		64		1		15		(15)		—
Other derivatives		3		(3)		—		1		(1)		—		—		—		—

Total	￦	(47)	￦	48	￦	1	￦	(89)	￦	91	￦	2	￦	93	￦	(56)	￦	37

(1)	Amounts for 2016 include ￦19 billion of offsetting profit and loss relating to non-derivative financial instruments designated as hedging instruments, which did not result in hedge ineffectiveness.

The following table shows certain information related to our derivatives designated as cash flow hedges for the years ended December 31, 2015, 2016 and 2017:

	Year Ended December 31,
	2015						2016						2017
	Derivatives		Effective Portion		Ineffective Portion		Derivatives		Effective Portion		Ineffective Portion		Derivatives		Effective Portion		Ineffective Portion
	(in billions of Won)
Foreign exchange derivatives	￦	21	￦	21	￦	—	￦	9	￦	9	￦	—	￦	(133)	￦	(121)	￦	(12)
Interest rate derivatives		3		2		1		8		7		1		20		20		—

Total	￦	24	￦	23	￦	1	￦	17	￦	16	￦	1	￦	(113)	￦	(101)	￦	(12)

Asset Securitization Transactions

We are active in the Korean asset-backed securities market. Based on our diverse experience with respect to product development and management capabilities relating to asset securitization, we offer customers a wide range of financial products and participate in various asset securitization transactions, including through our subsidiary KB Securities, to reinforce our position as a leading financial services provider with respect to the asset securitization market. We were involved in asset securitization transactions with an initial aggregate issue amount of ￦10,711 billion in 2015, ￦8,867 billion in 2016 (excluding such amount of Hyundai Securities for the period before it became our consolidated subsidiary) and ￦9,724 billion in 2017, a significant portion of which were public offerings of asset-backed securities.

Call Loans

We make call loans and borrow call money in the short-term money market. Call loans are defined as short-term lending among banks and financial institutions either in Won or in foreign currencies with maturities of 90 days or less. Typically, call loans have maturities of one day. As of December 31, 2017, we had made call loans of ￦3,579 billion and borrowed call money of ￦1,299 billion, compared to ￦2,052 billion and ￦2,940 billion, respectively, as of December 31, 2016 and ￦2,620 billion and ￦2,091 billion, respectively, as of December 31, 2015.

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

In May 2016, we acquired 22.56% of the outstanding shares of Hyundai Securities Co., Ltd., a publicly listed Korean securities firm, and further increased our shareholding in Hyundai Securities to 29.62% in June 2016 by acquiring treasury shares of Hyundai Securities. In October 2016, we effected a comprehensive stock swap of the outstanding shares of Hyundai Securities for newly issued shares of our company, as a result of which Hyundai Securities became a wholly-owned subsidiary. Following such transaction, we merged our existing subsidiary, KB Investment & Securities, with and into Hyundai Securities in December 2016 and changed the name of the surviving entity to KB Securities. Through the acquisition of Hyundai Securities and the creation of an integrated securities firm, we sought to strengthen our investment banking and securities brokerage capabilities, as well as to achieve economies of scale.

In 2017, we generated investment banking revenues of ￦488 billion, consisting of ￦91 billion of interest income, ￦347 billion of fee income and ￦50 billion of other income.

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

As of December 31, 2017, KB Securities operated a brokerage network consisting of 120 branches in Korea. In 2017, KB Securities generated commission income of ￦266 billion through its securities brokerage activities.

International Banking and Finance

We engage in various international banking and finance activities, including foreign exchange services and derivatives dealing, import and export-related services, offshore lending, syndicated loans, foreign currency securities investment and non-life insurance. These services are provided primarily to our domestic customers and overseas subsidiaries and affiliates of Korean corporations and, to a limited extent, to local companies and individuals. We also raise foreign currency funds through our international banking and finance operations.

The table below sets forth certain information regarding our foreign currency assets and borrowings:

	As of December 31,
	2015		2016		2017
	(in millions of US$)
Total foreign currency assets	US$	18,249	US$	20,256	US$	31,847
Foreign currency borrowings:
Debts		6,101		6,355		7,254
Debentures		3,535		3,182		3,459

Total borrowings	US$	9,636	US$	9,537	US$	10,713

The table below sets forth our overseas subsidiaries, branches and representative offices in operation as of December 31, 2017:

Business Unit(1)	Location
Subsidiaries
Kookmin Bank Cambodia PLC	Cambodia
Kookmin Bank (China) Ltd.	China
Kookmin Bank International Ltd.	United Kingdom
KBFG Securities America Inc.	United States
KB Securities Hong Kong Ltd.	Hong Kong
KB Securities Vietnam Joint Stock Company	Vietnam
KB Asset Management Singapore Pte. Ltd.	Singapore
KB Microfinance Myanmar Co., Ltd.	Myanmar
Leading Insurance Services, Inc.	United States
LIG Insurance (China) Co., Ltd.	China
PT. KB Insurance Indonesia	Indonesia
KB KOLAO Leasing Co., Ltd.	Laos
Branches
Kookmin Bank (China) Ltd., Beijing Branch	China
Kookmin Bank (China) Ltd., Guangzhou Branch	China
Kookmin Bank (China) Ltd., Harbin Branch	China
Kookmin Bank (China) Ltd., Shanghai Branch	China
Kookmin Bank (China) Ltd., Suzhou Branch	China
Kookmin Bank, Tokyo Branch	Japan
Kookmin Bank, Auckland Branch	New Zealand
Kookmin Bank, New York Branch	United States
Kookmin Bank, Ho Chi Minh City Branch	Vietnam
Kookmin Bank, Hong Kong Branch	Hong Kong
Kookmin Bank Cambodia PLC, Toul Kork Branch	Cambodia
Kookmin Bank Cambodia PLC, Toul Tom Pounh Branch	Cambodia
Kookmin Bank Cambodia PLC, Tuek Thla Branch	Cambodia
KB Microfinance Myanmar Co., Ltd., Hlaingtharya Branch	Myanmar
Representative Offices
Kookmin Bank, Gurgaon Representative Office	India
Kookmin Bank, Yangon Representative Office	Myanmar
Kookmin Bank, Hanoi Representative Office	Vietnam
KB Securities Shanghai Representative Office	China
KB Kookmin Card, Yangon Representative Office	Myanmar

(1)	Does not include subsidiaries and branches in liquidation or dissolution.

Trustee and Custodian Services Relating to Investment Trusts and Other Functions

We act as a trustee for 84 financial investment companies with a collective investment license, which invest in investment assets using funds raised by the sale of beneficiary certificates of investment trusts to investors. We also act as custodian for 164 financial institutions and as fund administrator for 55 financial institutions with respect to various investments, as well as acting as settlement agent in connection with such services. We receive a fee for acting in these capacities and generally perform the following functions:

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

For the year ended December 31, 2017, our fee income from our trustee and custodian services was ￦27 billion and revenue collected as a result of administration of the underlying investments was ￦8 billion.

Other Businesses

Trust Account Management Services

Money Trust Management Services

We provide trust account management services for both specified money trusts and unspecified money trusts. We receive fees for our trust account management services consisting of basic fees that are based upon a percentage of either the net asset value of the assets or the principal under management and, for certain types of trust account operations, performance fees that are based upon the performance of the trust account operations. In 2017, our basic fees ranged from 0.1% to 2.0% of total assets under management depending on the type of trust account. We also charge performance fees with respect to certain types of trust account products. We receive penalty payments when customers terminate their trust accounts prior to the original contract maturity.

We currently provide trust account management services for 20 types of money trusts. The money trusts we manage are generally trusts with a fixed maturity. Approximately 4.7% of our money trusts also provide periodic payments of dividends which are added to the assets held in such trusts and not distributed.

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

As of December 31, 2017, the total balance of our money trusts was ￦38,754 billion (as calculated in accordance with Statement of Korea Accounting Standard No. 5004, Trust Accounts, and the Enforcement Regulations of Financial Investment Services under the Financial Investment Services and Capital Markets Act, which we refer to as an “SKAS basis”). As for unspecified money trust accounts, we have investment discretion over all money trusts, which are pooled and managed jointly for each type of trust account. Specified money trust accounts are established on behalf of individual customers who direct our investment of trust assets.

The following table shows the balances of our money trusts by type as of the dates indicated. Under IFRS, we consolidate trust accounts for which we guarantee both the repayment of the principal amount and a fixed rate of interest as well as trust accounts for which we guarantee only the repayment of the principal amount.

	As of December 31,
	2015		2016		2017
	(in billions of Won)
Principal and interest guaranteed trusts(1)	￦	0.2	￦	0.2	￦	0.1
Principal guaranteed trusts(1)		3,324		3,532		3,694
Performance trusts(1)(2)		31,499		36,375		35,060

Total	￦	34,823	￦	39,907	￦	38,754

(1)	Calculated on an SKAS basis.
(2)	Trusts which are primarily non-guaranteed.

The balance of our money trusts increased 11.3% between December 31, 2015 and December 31, 2017. As of December 31, 2017, the trust assets we managed consisted principally of securities investments and loans from the trust accounts. As of December 31, 2017, on an SKAS basis, our trust accounts had invested in securities in the aggregate amount of ￦19,000 billion, of which ￦15,179 billion was debt securities and derivative-linked securities. Securities investments consist of government-related debt securities, corporate debt securities, including bonds and commercial paper, equity securities, derivative-linked securities and other securities. Loans made by our trust account operations are similar in type to the loans made by our bank account operations. As of December 31, 2017, on an SKAS basis, our trust accounts had made loans in the principal amount of ￦167 billion (excluding loans from the trust accounts to our banking accounts of ￦1,257 billion), which accounted for 0.4% of our money trust assets. Loans by our money trusts are subject to the same credit approval process as loans from our banking accounts. As of December 31, 2017, substantially all loans from our money trust accounts were collateralized or guaranteed.

Our money trust accounts also invest, to a lesser extent, in equity securities, including beneficiary certificates issued by financial investment companies with a collective investment license. On an SKAS basis, as of December 31, 2017, equity securities in our money trust accounts amounted to ￦3,822 billion, which accounted for 9.6% of our total money trust assets. Of this amount, ￦3,752 billion was from specified money trusts and ￦70 billion was from unspecified money trusts.

We continue to offer pension-type money trusts that provide a guarantee of the principal amount of the investment. On an SKAS basis, as of December 31, 2017, the balance of the money trusts for which we guaranteed the principal was ￦3,683 billion.

If the income from a money trust for which we provide a guarantee is less than the amount of the payments we have guaranteed, we will need to pay the amount of the shortfall with funds from special reserves maintained with respect to trust accounts followed by basic fees from that money trust and funds from our general banking operations. In 2015, 2016 and 2017, we made no payment from our banking accounts to cover shortfalls in our guaranteed trusts. On an SKAS basis, we derived trust fees with regard to trust account management services (including those fees related to property trust management services) of ￦235 billion in 2015, ￦174 billion in 2016 and ￦293 billion in 2017.

Property Trust Management Services

We also offer property trust management services, where we manage non-cash assets in return for a fee. Non-cash assets include mostly securities, but can also include other liquid receivables and real estate. Under these arrangements, we render custodial services for the property in question and collect fee income in return.

In 2017, our property trust fees ranged from 0.001% to 0.3% of total assets under management depending on the type of trust accounts. On an SKAS basis, as of December 31, 2017, the aggregate balance of our property trusts increased to ￦7,769 billion, compared to ￦6,862 billion as of December 31, 2016 and ￦2,344 billion as of December 31, 2015.

Under IFRS, the property trusts are not consolidated within our financial statements.

Investment Trust Management

Through KB Asset Management and KB Securities, we offer investment trust products to customers and manage the funds invested by them in investment trusts. As of December 31, 2017, KB Asset Management and KB Securities had an aggregate of ￦45,305 billion of investment trust assets under management.

Insurance

Non-Life Insurance

In June 2015, we acquired a 19.47% stake in KB Insurance Co., Ltd. (formerly named LIG Insurance Co., Ltd.), a publicly listed Korean non-life insurance company. In November 2015 and December 2016, we increased our shareholding in KB Insurance to 33.29% and 39.81%, respectively. Through a tender offer conducted in May 2017, we acquired 36,237,649 shares of KB Insurance at ￦33,000 per share, increasing our shareholding to 94.30%. We subsequently effected a comprehensive stock swap in July 2017 to acquire the remaining shares of KB Insurance in exchange for 2,170,943 shares of common stock of our company, as a result of which KB Insurance became a wholly-owned subsidiary. KB Insurance offers a variety of non-life insurance products, including principally the following:

•	Long-term insurance products. Long-term insurance products are sold to retail customers and provide protection against various types of losses, with specified coverage periods of at least three years and ranging up to 30 years or ending at specified ages. Unlike general property and casualty insurance products, which usually have a coverage period of one year or less and only have pure protection features, substantially all long-term insurance policies in Korea also have an integrated savings feature. KB Insurance offers a broad range of long-term insurance products covering the policyholder’s injuries, illnesses, long-term care, disabilities, accidents, property losses or other events.

•	Automobile insurance products. Automobile insurance products are sold to both retail and institutional customers and generally provide coverage for the following types of losses resulting from the policyholder’s ownership or use of an insured automobile: (i) liability to third parties for bodily injuries or death as well as damage to automobiles or other personal property; and (ii) the policyholder’s own bodily injuries and automobile damage or theft. KB Insurance’s automobile insurance policies typically have a coverage period of one year or less.

•	General property and casualty insurance products. General property and casualty insurance products are sold to institutional customers and include the following: (i) fire and allied lines insurance policies, providing protective coverage for damage to buildings and facilities and their contents against fire, flood, storm, lightening, explosion, theft and other risks; (ii) marine insurance policies, providing protective coverage for damage to marine vessels and their cargo; and (iii) specialty insurance policies, which cover various other types of specified risks faced by businesses, including liabilities and business interruption.

The following table sets forth certain information regarding the operations of KB Insurance, on a standalone basis, as of the dates or for the periods indicated:

	As of or for the Year Ended December 31,
	2015		2016		2017
	(in billions of Won, except as otherwise indicated)
Total policies in force (in thousands)		13,015		13,692		14,427
Number of new policies sold (in thousands)		8,481		8,617		8,965
Gross direct written premiums(1)	￦	9,119	￦	9,425	￦	9,724
Long-term insurance		6,006		6,073		6,298
Automobile insurance		1,832		2,031		2,098
General property and casualty insurance		814		883		917
Other		467		438		411
Net earned premiums(2)	￦	8,141	￦	8,427	￦	8,795
Loss ratio(3)		86.59%		84.15%		82.15%
Risk-based capital adequacy ratio(4)		170.18%		168.69%		190.31%

(1)	The amount of direct written premiums recognized in a specified period in respect of policies in force during such period, on a standalone basis.
(2)	The sum of (i) gross direct written premiums for the specified period, (ii) reinsurance premium income for such period, (iii) return of surrender refunds for such period and (iv) total unearned premiums deferred from the previous period, less the sum of (x) reinsurance expenses for the specified period, (y) surrender refunds for such period and (z) total unearned premiums deferred to the next period, on a standalone basis.
(3)	The ratio of (i) total claims paid for the specified period to (ii) net earned premiums for such period, on a standalone basis.
(4)	Calculated in accordance with the applicable requirements of the Financial Supervisory Service. See “—Regulation and Supervision—Principal Regulations Applicable to Insurance Companies—Capital Adequacy.”

KB Insurance operates a multi-channel distribution platform in Korea, comprising agencies (which are independent insurance brokerage companies), a network of financial consultants, bancassurance arrangements with commercial banks and other financial institutions, direct marketing channels (including home shopping television networks and the Internet) and a corporate sales force.

As of December 31, 2017, KB Insurance had ￦25,114 billion of general account investment assets on a standalone basis, of which domestic debt securities, loans, beneficiary certificates, domestic equity securities and overseas securities accounted for 35.0%, 25.8%, 9.3%, 1.7% and 18.6%, respectively.

Life Insurance

Through KB Life Insurance Co., Ltd., we offer a variety of individual and group life insurance products, including annuities, savings insurance, variable life insurance, whole life insurance and term life insurance as well as health insurance. KB Life Insurance utilizes its multi-channel distribution platform to market these products, which includes sales through agencies, financial consultants, telemarketers and bancassurance arrangements with commercial banks and other financial institutions.

KB Life Insurance generated gross premiums (not including separate account premiums) of ￦1,604 billion in 2015, ￦1,292 billion in 2016 and ￦1,246 billion in 2017 on a standalone basis. As of December 31, 2017, KB Life Insurance had ￦7,738 billion of general account investment assets on a standalone basis, of which domestic debt securities, beneficiary certificates, loans, domestic equity securities and overseas securities accounted for 58.9%, 12.1%, 11.9%, 0.3% and 6.2%, respectively. As of such date, KB Life Insurance’s risk-based capital adequacy ratio was 195.56%.

For further information regarding our insurance-related assets and liabilities, see Note 37 of the notes to our consolidated financial statements included elsewhere in this annual report.

Bancassurance

Through the bancassurance operations of Kookmin Bank, we offer insurance products of other institutions to retail customers in Korea. We currently market a wide range of bancassurance products and seek to generate additional fee-based revenues by expanding our offering of these products.

Currently, our bancassurance business has alliances with 21 life insurance companies (including our subsidiary, KB Life Insurance) and nine non-life insurance companies (including our subsidiary, KB Insurance) and offers 67 different products through our branch network. These products are composed of 44 types of life insurance policies, such as annuities, savings insurance and variable life insurance, and 23 types of non-life insurance products. In 2017, our commission income from our bancassurance business amounted to ￦56.9 billion.

Consumer Finance

We provide consumer finance services through KB Capital Co., Ltd. We acquired 52.02% of the outstanding shares of KB Capital (formerly known as Woori Financial Co., Ltd.) in March 2014 for ￦280 billion. We conducted a tender offer in May 2017, through which we acquired 5,949,300 shares of KB Capital at ￦27,500 per share, increasing our shareholding in KB Capital to 79.70%. We subsequently acquired the remaining outstanding shares of KB Capital in exchange for 2,269,057 shares of common stock of our company through a comprehensive stock swap effected in July 2017, as a result of which KB Capital became a wholly-owned subsidiary. KB Capital provides leasing services and installment finance services for various products, including automobiles, heavy machineries and medical equipment, as well as microlending services. We expect KB Capital to continue to expand our customer base by providing a variety of non-banking financial services to retail customers, as well as synergies through coordinated business operations with our other subsidiaries, including Kookmin Bank.

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

In February 2013, the Ministry of Land, Infrastructure and Transport (formerly the Ministry of Land, Transport and Maritime Affairs) designated us as one of the managers of the National Housing Urban Fund. In 2017, we received total fees of ￦32 billion for managing the National Housing Urban Fund, compared to ￦31 billion in 2016 and ￦29 billion in 2015.

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

Distribution Channels

Banking Branch Network

As of December 31, 2017, Kookmin Bank operated a network of 1,062 branches and sub-branches in Korea, which was one of the largest branch networks among Korean commercial banks. An extensive branch network is important to attracting and maintaining retail customers, who use branches extensively and value convenience. We believe that our extensive branch network in Korea and retail customer base provide us with a source of stable and relatively low cost funding. Approximately 35.5% of our branches and sub-branches are located in

Seoul, and approximately 23.9% of our branches are located in the six next largest cities. The following table presents the geographical distribution of our branch network in Korea as of December 31, 2017:

Area	Number of Branches	Percentage
Seoul	377	35.5%
Six largest cities (other than Seoul)	254	23.9
Other	431	40.6

Total	1,062	100.0%

In addition, we have continued to implement the specialization of our branch functions. Of our branch network as of December 31, 2017, we had three branches that primarily handled large corporate banking.

In order to support our branch network, we have established an extensive network of ATMs, which are located in branches and in unmanned outlets known as “autobanks.” As of December 31, 2017, we had 7,988 ATMs.

We have actively promoted the use of these distribution outlets in order to provide convenient service to customers, as well as to maximize the marketing and sales functions at the branch level, reduce employee costs and improve profitability. The aggregate number of transactions conducted using our ATMs amounted to approximately 548 million in 2015, 505 million in 2016 and 460 million in 2017.

Other Banking Channels

The following table sets forth information, for the periods indicated, on the number of users and transactions of the other banking channels for our retail and corporate banking customers, which are discussed below:

	For the Year Ended December 31,
	2015	2016	2017
Internet banking:
Number of users(1)	17,930,962	19,095,749	20,059,806
Number of transactions (thousands)(2)	4,755,832	5,094,063	5,427,142
Phone banking:
Number of users(3)	4,955,278	4,989,769	5,020,272
Number of transactions (thousands)(2)	152,404	147,157	119,059
Smartphone banking:
Number of users(4)	10,862,526	12,301,753	13,533,359
Number of transactions (thousands)(2)	4,083,426	5,169,324	6,192,633

(1)	Number of users is defined as the total cumulative number of retail and corporate customers who have registered through our branch offices to use our Internet banking services.
(2)	Number of transactions includes balance and transaction inquiries, fund transfers and other transactions.
(3)	Number of users is defined as the total cumulative number of retail and corporate customers who have registered through our branch offices to use our phone banking services.
(4)	Number of users is defined as the total cumulative number of retail customers who have registered through our branch offices, or the customers’ smartphones, to use our smartphone banking services.

Internet Banking

Our goal is to consolidate our position as a market leader in online banking. Our Internet banking services currently include:

•	basic banking services, including fund transfers, balance and transaction inquiries, pre-set automatic transfers, product inquiries, online bill payments and foreign exchange services;

•	investment services, including opening deposit accounts and investing in funds;

•	processing of loan applications;

•	electronic certification services, which permit our Internet banking service users to authenticate transactions on a confidential basis through digital signatures; and

•	wealth management and advisory services, including financial planning and real estate information services.

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

We also continue to develop innovative mobile applications that cater to specific customer needs and lifestyles. For example, we offer “Liiv,” a mobile banking platform designed to make routine transactions easier for our customers, including providing easy access to banking services without the additional electronic certification process, foreign currency exchange services with lower fees and functions that allow customers to easily split bills and transfer money. We provide our customers with a number of other useful tools, such as “KB Star Alerts,” which are free text messages that contain real-time account activity information as well as security alerts, and “KB My Money,” a mobile application that allows customers to manage a wide range of assets deposited with various financial institutions.

Other Channels

We provide cash management services, which include automatic transfers, connection services to other financial institutions, real-time firm banking, automatic fund concentration and transmittal of trading information.

Distribution Channels for Other Services

Through our non-banking subsidiaries, we operate a network of dedicated branches and other distribution channels through which our customers can access credit card, securities brokerage, insurance and consumer finance products and services. The following table sets forth information regarding the number and geographical distribution of the branches in Korea operated by KB Kookmin Card, KB Securities and KB Insurance as of December 31, 2017:

Area	KB Kookmin Card	KB Securities	KB Insurance
Seoul	7	45	17
Six largest cities (other than Seoul)	7	27	14
Other	11	48	28

Total	25	120	59

KB Life Insurance and KB Capital also operate a number of branches in the Seoul area.

We also provide credit card, securities brokerage, insurance and consumer finance services through dedicated call centers, smartphone applications and Internet websites operated by KB Kookmin Card, KB Securities, KB Insurance, KB Life Insurance and KB Capital.

Competition

We compete principally with other financial holding companies and nationwide commercial banks, as well as regional banks, development banks, specialized banks and branches of foreign banks operating in Korea. We also compete with other types of financial institutions in Korea, including savings institutions (such as mutual savings and finance companies and credit unions and credit cooperatives), investment institutions (such as merchant banking corporations), life insurance companies, non-life insurance companies, securities companies and other financial investment companies.

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

Furthermore, the introduction of Internet-only banks in Korea is expected to increase competition in the Korean banking industry. Internet-only banks operate without branches and conduct most of their operations through electronic means, which enables them to minimize cost and offer customers higher interest rates on deposits or lower lending rates. In April 2017, K Bank, the first Internet-only bank in Korea, commenced operations. Kakao Bank, another Internet-only bank, in which we hold a 10% equity interest, commenced operations in July 2017.

In the Korean insurance industry, competition is based on a number of factors, including brand recognition, service, product features and pricing, investment performance and perceived financial strength. There has been downward pressure in recent years on margins of insurance products as some of our competitors have sought to obtain or maintain market share by reducing margins and increasing marketing efforts. As the Korean non-life insurance and life insurance sectors continue to mature, they may experience a slowdown in growth as well as a stagnation in market penetration. Due to these and other factors, we believe that competition in the Korean insurance industry will likely remain intense in the future.

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

Moreover, the Korean financial industry is undergoing significant consolidation. The number of nationwide commercial banks in Korea has decreased from 16 as of December 31, 1997, to six as of December 31, 2017. A number of significant mergers and acquisitions in the financial industry have taken place in Korea in recent years, including Hana Financial Group’s acquisition of a controlling interest in Korea Exchange Bank in 2012 and the subsequent merger of Hana Bank into Korea Exchange Bank in 2015. In addition, as part of the Korean government’s plans to privatize Woori Finance Holdings Co., Ltd. (the financial holding company of Woori Bank), certain subsidiaries of Woori Finance Holdings Co., Ltd. were sold to other financial institutions and Woori Finance Holdings Co., Ltd. itself was merged into Woori Bank in 2014. In the insurance sector, China’s Anbang Insurance Group acquired controlling interests in Tong Yang Life Insurance Co., Ltd. and Allianz Life Insurance Korea Co., Ltd. in 2015 and 2016, respectively, while Mirae Asset Life Insurance Co., Ltd. acquired PCA Life Insurance Co., Ltd. in 2017. In the securities sector, in 2016, Mirae Asset Securities Co., Ltd. acquired a 43% interest in KDB Daewoo Securities Co., Ltd., which changed its name to Mirae Asset Daewoo Securities Co., Ltd., and Mirae Asset Securities merged with and into Mirae Asset Daewoo Securities to create the largest securities company in Korea in terms of capital. We expect that consolidation in the Korean financial industry will continue. The financial institutions resulting from such consolidation may, by virtue of their increased size and business scope, provide significantly greater competition for us. We intend to review potential acquisition opportunities as they arise. We cannot guarantee that we will not be involved in any future mergers or acquisitions.

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

In 2017, we spent approximately ￦557 billion for our IT system implementation and operations, including expenses related to the construction of new IT systems, implementation of hardware and software technologies and other new systems, as well as related labor costs.

As of December 31, 2017, we employed a total of 1,079 full-time employees in our IT operations.

Assets and Liabilities

The tables below set out selected financial highlights regarding our operations and our assets and liabilities. Except as otherwise indicated, amounts as of and for the years ended December 31, 2013, 2014, 2015, 2016 and 2017 are presented on a consolidated basis under IFRS.

Loan Portfolio

As of December 31, 2017, our total loan portfolio was ￦292,233 billion compared to ￦267,764 billion as of December 31, 2016 and ￦247,587 billion as of December 31, 2015. As of December 31, 2017, 95.6% of our total loans were Won-denominated loans compared to 95.2% as of December 31, 2016 and 94.3% as of December 31, 2015.

Loan Types

The following table presents loans by type as of the dates indicated. Except where we specify otherwise, all loan amounts stated below are before deduction of allowances for loan losses. Total loans reflect our loan portfolio, including past due amounts.

	As of December 31,
	2013		2014		2015		2016		2017
	(in billions of Won)
Domestic:
Corporate
Small- and medium-sized enterprise	￦	71,045	￦	71,960	￦	78,665	￦	86,065	￦	97,379
Large corporate(1)		29,489		28,918		30,182		30,206		30,002
Retail
Mortgage and home equity		77,969		86,994		87,882		93,327		97,253
Other consumer		29,675		32,255		36,312		41,629		48,897
Credit cards		11,784		11,632		12,136		13,530		15,205

Total domestic		219,962		231,759		245,177		264,757		288,736
Foreign		1,900		2,143		2,410		3,007		3,497

Total gross loans	￦	221,862	￦	233,902	￦	247,587	￦	267,764	￦	292,233

(1)	Large corporate loans include ￦132 billion, ￦191 billion, ￦248 billion, ￦285 billion and ￦222 billion of loans to the Korean government and government related agencies (including the Korea Deposit Insurance Corporation) as of December 31, 2013, 2014, 2015, 2016 and 2017, respectively.

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

20 Largest Exposures by Borrower

As of December 31, 2017, our 20 largest exposures totaled ￦17,937 billion and accounted for 5.1% of our total exposures. The following table sets forth, as of December 31, 2017, our total exposures to these top 20 borrowers or issuers:

	Loans								Guarantees and Acceptances				Amounts Classified as Impaired Loans
Company(1)	Won Currency		Foreign Currency		Equity Securities		Debt Securities				Total Exposures
	(in billions of Won)
The Korea Securities Finance Corporation	￦	7	￦	200	￦	50	￦	1,938	￦	—	￦	2,195	￦	—
Samsung Electronics Co., Ltd		—		1,530		180		—		3		1,713		—
KEB Hana Bank		237		302		—		1,055		—		1,594		—
Korea Exchange		—		—		1,301		—		—		1,301		—
Nonghyup Bank		113		—		—		909		—		1,022		—
Woori Bank		64		156		2		755		—		977		—
Hyundai Capital Services Inc.		428		16		—		521		—		965		—
Shinhan Bank		—		96		—		768		—		864		—
Kia Motors Corp		200		547		3		73		—		823		—
SK		—		92		508		126		—		726		—
POSCO		1		2		579		63		43		688		—
Mirae Asset Global Investment Co., Ltd.		—		—		672		—		—		672		—
Mirae Asset Daewoo Co., Ltd.		4		300		7		335		—		646		—
Shinhan Card Co. Ltd.		100		—		—		497		—		597		—
Shinhan Financial Group Co., Ltd.		—		—		9		562		—		571		—
LG Electronics Inc.		421		—		9		110		—		540		—
Agricultural Bank of China		—		536		—		—		—		536		—
Hyundai Steel Company		375		32		3		67		45		522		—
S-Oil Corp.		81		246		4		120		43		494		—
Shinhan Investment Corp.		—		50		51		390		—		491		—

Total	￦	2,031	￦	4,105	￦	3,378	￦	8,289	￦	134	￦	17,937	￦	—

(1)	Excludes exposures to government-owned or -controlled enterprises or financial institutions, including Bank of Korea, Korea Housing Finance Corporation, Korea Land & Housing Corporation, Korea Deposit Insurance Corporation and Korea Development Bank.

As of December 31, 2017, seven of these top 20 borrowers or issuers were companies belonging to the 36 largest highly-indebted business groups among chaebols in Korea designated as such by the Financial Supervisory Service based on their outstanding exposures.

Exposure to Chaebols

As of December 31, 2017, 7.0% of our total exposure was to the 36 largest highly-indebted business groups among chaebols in Korea designated as such by the Financial Supervisory Service based on their outstanding exposures. The following table shows, as of December 31, 2017, our total exposures to the ten chaebol groups to which we have the largest exposure:

	Loans								Guarantees and Acceptances				Amounts Classified as Impaired Loans
Chaebol	Won Currency		Foreign Currency		Equity Securities		Debt Securities				Total Exposures
	(in billions of Won)
Hyundai Motor(1)	￦	1,269	￦	1,200	￦	90	￦	2,038	￦	386	￦	4,983	￦	—
Samsung(2)		346		2,000		929		904		574		4,753		—
SK(3)		129		377		630		929		168		2,233		—
Lotte(4)		665		138		70		1,239		54		2,166		—
POSCO(5)		131		159		753		257		384		1,684		—
LG(6)		454		18		170		412		520		1,574		—
Hanwha(7)		803		100		160		281		22		1,366		—
GS(8)		288		79		21		645		102		1,135		—
Hyundai Heavy Industries(9)		176		64		50		56		652		998		—
LS (10)		55		256		9		102		402		824		—

Total	￦	4,316	￦	4,391	￦	2,882	￦	6,863	￦	3,264	￦	21,716	￦	—

(1)	Includes principally Hyundai Capital Services Inc., Hyundai Steel Company and Hyundai Motor.
(2)	Includes principally Samsung Electronics Co., Ltd., Samsung Heavy Industries Co., Ltd. and Samsung Card Co., Ltd.
(3)	Includes principally SK Holdings Co., Ltd., SK Shipping Co., Ltd. and SK Networks Company Limited.
(4)	Includes principally Lotte Capital Co., Ltd., Lotte Engineering & Construction Co., Ltd and Hotel Lotte Co., Ltd.
(5)	Includes principally POSCO Daewoo Corporation, POSCO and POSCO Energy Co., Ltd.
(6)	Includes principally LG Electronics Inc., LG Chem, Ltd. and LG International Corp.
(7)	Includes principally Hanwha Corp, Hanwha Techwin Co., Ltd and Hanwha E&C.
(8)	Includes principally GS Engineering & Construction Co., Ltd., GS Retail Co., Ltd and GS Energy.
(9)	Includes principally Hyundai Heavy Industries Co., Ltd, Hyundai Samho Heavy Industries Co., Ltd. and Hyundai Mipo Dockyard Co., Ltd.
(10)	Includes principally LS-Nikko Copper Inc., LS Cable & System Ltd. and Ewon Co., Ltd.

Loan Concentration by Industry

The following table presents the aggregate balance of our domestic and foreign corporate loans, by industry concentration, as of December 31, 2015, 2016 and 2017:

	As of December 31,
	2015			2016			2017
Industry	Amount		%	Amount		%	Amount		%
	(in billions of Won, except percentages)
Services	￦	44,372	39.9%	￦	48,529	40.7%	￦	54,268	41.5%
Manufacturing		35,373	31.8		36,505	30.6		40,201	30.7
Wholesale and retail		13,704	12.3		14,247	12.0		15,061	11.5
Financial institutions		9,070	8.2		10,603	8.9		11,094	8.5
Construction		3,569	3.2		3,381	2.9		3,022	2.4
Public sector		812	0.7		887	0.7		1,057	0.8
Others		4,316	3.9		5,053	4.2		6,054	4.6

Total	￦	111,216	100.0%	￦	119,205	100.0%	￦	130,757	100.0%

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

The following table sets out the scheduled maturities (time remaining until maturity) of our loan portfolio as of December 31, 2017. The amounts disclosed are before deduction of allowances for loan losses:

	1 Year or Less		Over 1 Year But Not More Than 5 Years		Over 5 Years		Total
	(in billions of Won)
Domestic:
Corporate
Small- and medium-sized enterprises	￦	70,301	￦	20,962	￦	6,116	￦	97,379
Large corporate		19,851		5,861		4,290		30,002

Total corporate		90,152		26,823		10,406		127,381
Retail
Mortgage and home equity		11,390		7,605		78,258		97,253
Other consumer		27,485		15,232		6,180		48,897

Total retail		38,875		22,837		84,438		146,150
Credit cards		12,655		2,201		349		15,205

Total domestic		141,682		51,861		95,193		288,736
Foreign:		2,735		642		120		3,497

Total gross loans	￦	144,417	￦	52,503	￦	95,313	￦	292,233

Interest Rate Sensitivity

The following table shows, as of December 31, 2017, the total amount of loans due after one year, which have fixed interest rates and variable or adjustable interest rates:

	As of December 31, 2017
	(in billions of Won)
Fixed rate(1)	￦	26,000
Variable or adjustable rates(2)		121,816

Total gross loans	￦	147,816

(1)	Fixed rate loans are loans for which the interest rate is fixed for the entire term.
(2)	Variable or adjustable rate loans are loans for which the interest rate is not fixed for the entire term.

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

A portion of our loans to and debt securities of corporate customers are currently in workout, restructuring or rehabilitation. As of December 31, 2017, ￦491 billion or 0.1% of our total loans were in workout, restructuring or rehabilitation. This included ￦142 billion of loans to large corporate borrowers and ￦349 billion of loans to small- and medium-sized enterprises.

The following table shows, as of December 31, 2017, our ten largest credit exposures that were in workout, restructuring or rehabilitation:

	Loans								Amounts Classified as Impaired Loans
Company	Won Currency		Foreign Currency		Guarantees and Acceptances		Total Exposures
	(in billions of Won)
Dongmoon Construction Co., Ltd.	￦	70	￦	—	￦	—	￦	70	￦	70
Orient Shipyard Co., Ltd		49		2		—		51		51
Dongil Construction LTD		41		—		—		41		41
Ubcell Co., Ltd.		15		—		1		16		16
Dreample Co., Ltd.		—		13		1		14		14
Trans-Pacific Resources Ltd.		—		10		4		14		14
Woojeon & Handan Co., Ltd		—		10		—		10		10
Shindongah Engineering & Construction Co., Ltd.		9		—		—		9		9
JM Advanced Materials		8		—		—		8		8
Echoroba Co., Ltd.		8		—		—		8		8

Total	￦	200	￦	35	￦	6	￦	241	￦	241

Provisioning Policy

We establish allowances for loan losses with respect to loans to absorb such losses. Under International Accounting Standard 39, Financial Instruments: Recognition and Measurement, we assess individually significant loans on a case-by-case basis and other loans on a collective basis. In addition, if we determine that no objective evidence of impairment exists for a loan, we include such loan in a group of loans with similar credit risk characteristics and assess them collectively for impairment regardless of whether such loan is significant. For individually significant loans, allowances for loan losses are recorded if objective evidence of impairment exists as a result of one or more events that occurred after initial recognition. For collectively assessed loans, we base the level of allowances for loan losses on our evaluation of the risk characteristics of such loans, taking into account such factors as historical loss experience, the financial condition of the borrowers and current economic conditions.

IFRS 9 Financial Instruments is effective, and replaces International Accounting Standard 39, for annual periods commencing on or after January 1, 2018. See “Item 5.B. Liquidity and Capital Resources—Recent Accounting Pronouncements.” IFRS 9 introduces a new impairment model which requires recording of allowance for credit losses based on expected losses instead of incurred losses (as is the case under International Accounting Standard 39), and recognition of any subsequent changes in expected credit losses in profit or loss. Under IFRS 9, the allowance required to be established with respect to a loan or receivable is the amount of the 12-month expected credit loss or the lifetime expected credit loss for the applicable loan or receivable, according to three stages of credit risk deterioration since initial recognition.

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

Loan Aging Schedule

The following table shows our loan aging schedule (excluding accrued interest) as of the dates indicated:

As of December 31,	Normal Amount		%	Amount Past Due 1-3 Months		%	Amount Past Due 3-6 Months		%	Amount Past Due 6 Months or More		%	Total Amount
	(in billions of Won, except percentages)
2013	￦	219,777	99.1%	￦	664	0.3%	￦	426	0.2%	￦	995	0.4%	￦	221,862
2014		232,159	99.2		675	0.3		385	0.2		683	0.3		233,902
2015		246,116	99.5		549	0.2		359	0.1		563	0.2		247,587
2016		266,381	99.5		460	0.2		295	0.1		628	0.2		267,764
2017		291,074	99.6		401	0.1		267	0.1		491	0.2		292,233

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

Interest foregone is the interest due on non-accrual loans that has not been accrued in our books of account. The table below shows, for the years indicated, the amount of gross interest income that we would have recorded on loans accounted for on a non-accrual basis throughout the year, or since origination for loans held for part of the year, had we not foregone interest on those loans, as well as the amount of interest income on those loans that was included in our profit for the year.

	Year Ended December 31,
	2013		2014		2015		2016		2017
	(in billions of Won)
Gross interest income that would have been recorded	￦	332	￦	275	￦	220	￦	195	￦	198
Interest income included in profit for the year	￦	206	￦	175	￦	151	￦	129	￦	135

The following table shows, as of the dates indicated, the amount of loans that were placed on a non-accrual basis and accruing loans which were past due 90 days or more. The category “accruing but past due 90 days” includes loans which are still accruing interest but on which principal or interest payments are contractually past due 90 days or more.

	As of December 31,
	2013		2014		2015		2016		2017
	(in billions of Won)
Loans accounted for on a non-accrual basis
Corporate	￦	2,220	￦	1,673	￦	1,607	￦	1,403	￦	1,108
Consumer		1,253		1,022		763		766		759

Sub-total		3,473		2,695		2,370		2,169		1,867

Accruing loans which are contractually past due 90 days or more as to principal or interest
Corporate		98		39		47		27		66
Consumer		116		72		88		79		33

Sub-total		214		111		135		106		99

Total	￦	3,687	￦	2,806	￦	2,505	￦	2,275	￦	1,966

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

	As of December 31,
	2013		2014		2015		2016		2017
	(in billions of Won)
Loans classified as “troubled debt restructurings”	￦	269	￦	256	￦	228	￦	168	￦	170

For 2017, interest income that would have been recorded under the original contract terms of restructured loans amounted to ￦15 billion, out of which ￦10 billion was reflected as interest income during 2017.

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

As of December 31, 2017, we had ￦843 billion of potential problem loans.

Other Problematic Interest Earning Assets

We have certain other interest earning assets received in connection with troubled debt restructurings that, if they were loans, would be required to be disclosed as part of the non-accrual, past due or restructuring or potential problem loan disclosures provided above. As of December 31, 2013, 2014, 2015, 2016 and 2017, we did not have any debt securities received in connection with troubled debt restructurings on which interest was past due.

Non-Performing Loans

Non-performing loans are defined as loans that are past due by 90 days or more. These loans are generally classified as “substandard” or below. For further information on the classification of non-performing loans under Korean regulatory requirements, see “—Regulatory Reserve for Credit Losses” below.

The following table shows, as of the dates indicated, certain details of our total non-performing loan portfolio:

	As of December 31,
	2013		2014		2015		2016		2017
	(in billions of Won, except percentages)
Total non-performing loans	￦	1,421	￦	1,068	￦	922	￦	923	￦	758
As a percentage of total loans		0.6%		0.5%		0.4%		0.3%		0.3%

Analysis of Non-Performing Loans

The following table sets forth, as of the dates indicated, our total non-performing loans by type of borrower:

	As of December 31,
	2013			2014			2015			2016			2017
	Amount		%	Amount		%	Amount		%	Amount		%	Amount		%
	(in billions of Won, except percentages)
Domestic:
Corporate
Small- and medium sized enterprise	￦	568	40.0%	￦	373	34.9%	￦	309	33.5%	￦	302	32.7%	￦	178	23.5%
Large corporate		158	11.1		137	12.8		187	20.3		247	26.8		209	27.6

Total corporate		726	51.1		510	47.7		496	53.8		549	59.5		387	51.1
Retail
Mortgage and home equity		394	27.7		209	19.6		172	18.7		124	13.4		110	14.5
Other consumer		152	10.7		186	17.4		157	17.0		148	16.0		142	18.7

Total retail		546	38.4		395	37.0		329	35.7		272	29.4		252	33.2
Credit cards		107	7.5		99	9.3		70	7.6		81	8.8		100	13.2

Total domestic		1,379	97.0		1,004	94.0		895	97.1		902	97.7		739	97.5
Foreign:		42	3.0		64	6.0		27	2.9		21	2.3		19	2.5

Total non-performing loans	￦	1,421	100.0%	￦	1,068	100.0%	￦	922	100.0%	￦	923	100.0%	￦	758	100.0%

Top 20 Non-Performing Loans

As of December 31, 2017, our 20 largest non-performing loans accounted for 35.9% of our total non-performing loan portfolio. The following table shows, as of December 31, 2017, certain information regarding our 20 largest non-performing loans:

	Industry	Gross Principal Outstanding		Allowances for Loan Losses(1)
	(in billions of Won)
Borrower A	Manufacturing	￦	51	￦	51
Borrower B	Services		42		42
Borrower C	Services		39		17
Borrower D	Construction		26		21
Borrower E	Construction		17		7
Borrower F	Manufacturing		17		3
Borrower G	Construction		14		12
Borrower H	Construction		10		3
Borrower I	Services		9		9
Borrower J	Manufacturing		8		4
Borrower K	Manufacturing		5		1
Borrower L	Construction		5		2
Borrower M	Financial institutions		5		5
Borrower N	Services		4		4
Borrower O	Manufacturing		4		1
Borrower P	Wholesale & Retail		4		2
Borrower Q	Services		3		2
Borrower R	Financial institutions		3		—
Borrower S	Manufacturing		3		—
Borrower T	Services		3		—

Total		￦	272	￦	186

(1)	If the estimated recovery value of collateral for a non-performing loan is sufficient compared to the outstanding loan balance, we record no allowances for loan losses for such non-performing loan.

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

In addition, we use the services of our wholly-owned loan collection subsidiary, KB Credit Information Co., Ltd., which receives payments from recoveries made on charged-off loans and certain loans that are overdue for over three months (28 days on average in the case of credit card loans). KB Credit Information has approximately 140 employees, including legal experts and management employees. The fees that it receives are based on the amounts of non-performing and charged off loans that are recovered. In 2015, 2016 and 2017, the amount recovered was ￦395 billion, ￦404 billion and ￦313 billion, respectively.

Methods for resolving non-performing loans include the following:

•	non-performing loans are managed by the operating branches of Kookmin Bank until such loans are charged off;

•	a demand note is dispatched by mail if payment is generally one month past due;

•	calls and visits are made by Kookmin Bank’s operating branches to customers encouraging them to make payments;

•	borrowers who are past due on payments of interest and principal are registered on the Korea Federation of Banks’ database of non-performing loans;

•	for unsecured loans other than credit card loans, the loans are transferred to KB Credit Information for collection on a case-by-case basis;

•	for secured loans, actions to enforce or protect the security interests (including foreclosure and auction of the collateral) are commenced within five months of such loans becoming past due; and

•	charged off loans are given to KB Credit Information for collection, except for loans where the cost of collection exceeds the possible recovery or where the statute of limitations for collection has expired.

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

	As of December 31,
	2013			2014			2015			2016			2017
	Amount		%	Amount		%	Amount		%	Amount		%	Amount		%
	(in billions of Won, except percentages)
Domestic:
Corporate
Small- and medium sized enterprise	￦	1,023	35.8%	￦	819	33.4%	￦	775	30.0%	￦	644	28.3%	￦	522	24.7%
Large corporate		785	27.4		656	26.8		875	33.9		696	30.6		666	31.6

Total corporate		1,808	63.2		1,475	60.2		1,650	63.9		1,340	58.9		1,188	56.3
Retail
Mortgage and home equity		93	3.3		48	2.0		37	1.4		29	1.3		24	1.2
Other consumer		486	17.0		488	19.9		454	17.6		452	19.8		404	19.2

Total retail		579	20.3		536	21.9		491	19.0		481	21.1		428	20.4
Credit cards		410	14.3		390	15.9		398	15.4		414	18.1		449	21.2

Total domestic		2,797	97.8		2,401	97.9		2,539	98.3		2,235	98.1		2,065	97.9
Foreign:(1)		64	2.2		51	2.1		43	1.7		43	1.9		45	2.1

Total allowances for loan losses	￦	2,861	100.0%	￦	2,452	100.0%	￦	2,582	100.0%	￦	2,278	100.0%	￦	2,110	100.0%

(1)	Consists primarily of loans to corporations.

The following table analyzes our allowances for loan losses and loan loss experience for each of the years indicated:

	Year Ended December 31,
	2013		2014		2015		2016		2017
	(in billions of Won, except percentages)
Balance at the beginning of the period	￦	3,269	￦	2,861	￦	2,452	￦	2,582	￦	2,278
Amounts charged against income		1,427		1,211		1,100		579		583
Sale		(84)		(72)		(50)		(78)		(66)
Gross charge-offs:
Domestic:
Corporate
Small- and medium-sized enterprise		691		746		412		467		308
Large corporate		454		326		275		278		87
Retail
Mortgage and home equity		134		149		16		7		7
Other consumer		447		425		338		288		335
Credit cards		404		427		377		357		400
Foreign:		2		18		1		2		—

Total gross charge-offs		(2,132)		(2,091)		(1,419)		(1,399)		(1,137)

	Year Ended December 31,
	2013		2014		2015		2016		2017
	(in billions of Won, except percentages)
Recoveries:
Domestic:
Corporate
Small-and medium-sized enterprise		145		259		156		214		280
Large corporate		—		—		—		1		—
Retail
Mortgage and home equity		22		31		63		43		30
Other consumer		105		109		132		124		116
Credit cards		141		131		138		133		133
Foreign:		2		1		4		—		—

Total recoveries		415		531		493		515		559

Net charge-offs		(1,717)		(1,560)		(926)		(884)		(578)
Other charges(1)		(34)		12		6		79		(107)

Balance at the end of the period	￦	2,861	￦	2,452	￦	2,582	￦	2,278	￦	2,110

Ratio of net charge-offs during the period to average loans outstanding during the period		0.8%		0.7%		0.4%		0.3%		0.2%

(1)	The amount for 2014 reflects an increase in allowances for loan losses of ￦83 billion attributable to the addition of KB Capital as a consolidated subsidiary in March 2014. The amount for 2016 reflects an increase in allowances for loan losses of ￦136 billion attributable to the addition of KB Securities as a consolidated subsidiary in October 2016. The amount for 2017 reflects an increase in allowance for loan losses of ￦60 billion attributable to the addition of KB Insurance as a consolidated subsidiary in May 2017.

Regulatory Reserve for Credit Losses

If our allowances for credit losses are deemed insufficient for regulatory purposes, we are required to compensate for the difference by recording a regulatory reserve for credit losses, which is segregated within our retained earnings. Regulatory reserve for credit losses are not available for distribution to shareholders as dividends. The level of regulatory reserve for credit losses required to be recorded is equal to the amount by which our allowances for credit losses under IFRS are less than the greater of (x) the amount of expected loss calculated using the internal ratings-based approach under Basel III and as approved by the Financial Supervisory Service and (y) the required amount of credit loss reserve calculated based on standards prescribed by the Financial Services Commission. As of December 31, 2017, our regulatory reserve for credit losses was ￦3,148 billion.

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

We also invest in and trade such securities as part of the general account investments of our insurance subsidiaries that support their insurance policy liabilities. In making securities investments, we take into account a number of factors, including macroeconomic trends, industry analysis, credit evaluation and maturity in determining whether to make particular investments in securities.

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

Carrying Amount and Market Value

The following table sets out the carrying amount and market value of securities in our securities portfolio as of the dates indicated:

	As of December 31,
	2015				2016				2017
	Carrying Amount		Market Value		Carrying Amount		Market Value		Carrying Amount		Market Value
	(in billions of Won)
Available-for-sale financial assets:
Equity securities	￦	3,377	￦	3,377	￦	6,525	￦	6,525	￦	9,157	￦	9,157
Debt securities
Korean treasury securities and government agency securities		3,757		3,757		7,111		7,111		3,629		3,629
Debt securities issued by financial institutions		7,241		7,241		11,172		11,172		20,946		20,946
Corporate debt securities		4,980		4,980		5,904		5,904		10,571		10,571
Asset-backed securities		5,216		5,216		2,730		2,730		2,402		2,402
Others		417		417		528		528		1,411		1,411

Total available-for-sale		24,988		24,988		33,970		33,970		48,116		48,116

Held-to-maturity financial assets:
Debt securities
Korean treasury securities and government agency securities		2,592		2,707		2,218		2,331		5,448		5,432
Debt securities issued by financial institutions		1,864		1,885		1,869		1,825		2,475		2,490
Corporate debt securities		5,530		5,706		3,488		3,602		6,219		6,215
Asset-backed securities		4,164		4,208		3,603		3,643		4,306		4,303
Others		—		—		—		—		44		43

Total held-to-maturity		14,150		14,506		11,178		11,401		18,492		18,483

Financial assets at fair value through profit or loss:
Financial assets held for trading
Equity securities		642		642		3,041		3,041		4,935		4,935
Debt securities
Korean treasury securities and government agency securities		2,510		2,510		5,390		5,390		6,233		6,233
Debt securities issued by financial institutions		3,973		3,973		11,186		11,186		11,324		11,324
Corporate debt securities		2,106		2,106		4,595		4,595		5,133		5,133
Asset-backed securities		316		316		222		222		162		162
Others		418		418		1,594		1,594		2,317		2,317
Others		69		69		71		71		74		74

Sub-total		10,034		10,034		26,099		26,099		30,178		30,178

Financial assets designated at fair value through profit or loss
Equity securities		196		196		66		66		68		68
Debt securities		146		146		332		332		369		369
Derivative-linked securities		798		798		1,361		1,361		1,613		1,613

Sub-total		1,140		1,140		1,759		1,759		2,050		2,050

Total financial assets at fair value through profit or loss		11,174		11,174		27,858		27,858		32,228		32,228

Total securities	￦	50,312	￦	50,668	￦	73,006	￦	73,229	￦	98,836	￦	98,827

Maturity Analysis

The following table categorizes our debt securities by maturity and weighted average yield as of December 31, 2017:

	Within 1 Year		Weighted Average Yield(1)	Over 1 But within 5 Years		Weighted Average Yield(1)	Over 5 But within 10 Years		Weighted Average Yield(1)	Over 10 Years		Weighted Average Yield(1)	Total		Weighted Average Yield(1)
	(in billions of Won, except percentages)
Available-for-sale financial assets:
Korean treasury securities and government agencies	￦	1,043	2.51%	￦	2,300	1.89%	￦	260	2.21%	￦	26	3.23%	￦	3,629	2.10%
Debt securities issued by financial institutions		9,609	1.62		9,359	2.08		1,441	3.49		537	4.13		20,946	2.02
Corporate debt securities		2,942	2.58		6,077	2.62		1,339	2.98		213	5.10		10,571	2.71
Asset-backed securities		1,145	1.80		622	2.30		300	2.65		335	2.62		2,402	2.13
Others		—	—		—	—		130	3.57		1,281	4.06		1,411	4.02

Total	￦	14,739	1.89%	￦	18,358	2.24%	￦	3,470	3.13%	￦	2,392	3.96%	￦	38,959	2.29%

Held-to-maturity financial assets:
Korean treasury securities and government agencies	￦	1,203	5.05%	￦	559	3.16%	￦	634	3.09%	￦	3,052	2.29%	￦	5,448	3.08%
Debt securities issued by financial institutions		722	1.96		246	3.53		286	3.49		1,221	4.61		2,475	3.60
Corporate debt securities		1,350	3.68		1,337	3.64		558	2.75		2,974	3.18		6,219	3.35
Asset-backed securities		623	1.73		3,572	2.29		10	3.09		101	3.09		4,306	2.23
Others		—	—		—	—		—	—		44	1.78		44	1.78

Total	￦	3,898	3.47%	￦	5,714	2.74%	￦	1,488	3.04%	￦	7,392	3.04%	￦	18,492	3.04%

Financial assets at fair value through profit or loss:
Financial assets held for trading:
Korean treasury securities and government agency securities	￦	979	3.34%	￦	3,247	2.22%	￦	951	2.38%	￦	1,056	2.52%	￦	6,233	2.47%
Debt securities issued by financial institutions		6,634	1.94		4,304	2.21		334	3.33		52	4.41		11,324	2.09
Corporate debt securities		2,445	2.39		2,227	2.66		334	3.84		127	4.49		5,133	2.65
Asset-backed securities		103	1.97		59	1.94		—	—		—	—		162	1.96
Others		2,238	1.75		78	2.04		1	1.02		—	—		2,317	1.75

Sub-total	￦	12,399	2.10%	￦	9,915	2.31%	￦	1,620	2.88%	￦	1,235	2.81%	￦	25,169	2.27%

Financial assets designated at fair value through profit or loss
Corporate debt securities	￦	79	3.50%	￦	275	2.40%	￦	—	—	￦	15	6.48%	￦	369	2.80%

Sub-total	￦	79	3.50%	￦	275	2.40%	￦	—	—	￦	15	6.48%	￦	369	2.80%

Total	￦	12,478	2.11%	￦	10,190	2.32%	￦	1,620	2.88%	￦	1,250	2.85%	￦	25,538	2.28%

(1)	The weighted average yield for the portfolio represents the yield to maturity for each individual security, weighted using its carrying amount (which is the amortized cost in the case of held-to-maturity financial assets and the fair value in the case of available-for-sale financial assets and financial assets at fair value through profit or loss).

Concentrations of Risk

As of December 31, 2017, we held the following securities of individual issuers where the aggregate carrying amount of those securities exceeded 10% of our stockholders’ equity at such date. As of December 31, 2017, our stockholders’ equity was ￦34,039 billion.

	Carrying Amount		Market Value
	(in billions of Won)
Name of issuer:
Korean government	￦	13,698	￦	13,671
Bank of Korea		9,676		9,676
Korea Housing Finance Corporation		8,155		8,141
Korea Development Bank		6,552		6,568

Total	￦	38,081	￦	38,056

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

Our primary funding strategy has been to achieve low-cost funding by increasing the average balances of low-cost retail deposits, in particular demand deposits and time deposits. We also have focused our marketing efforts on higher net worth individuals, who account for a significant portion of the assets in our retail deposit base. Customer deposits accounted for 82.1% of total funding as of December 31, 2015, 79.7% of total funding as of December 31, 2016 and 77.6% of total funding as of December 31, 2017.

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

The following table shows the average balances of our deposits and the average rates paid on our deposits for the periods indicated:

	2015			2016			2017
	Average Balance(1)		Average Rate Paid	Average Balance(1)		Average Rate Paid	Average Balance(1)		Average Rate Paid
	(in billions of Won, except percentages)
Demand deposits:
Non-interest bearing	￦	3,836	—	￦	4,073	—	￦	4,114	—
Interest bearing		82,614	0.35%		97,858	0.30%		110,945	0.26%
Time deposits		123,977	2.16		125,612	1.69		127,478	1.58
Certificates of deposit		3,645	1.92		3,387	1.65		2,863	1.57

Average total deposits	￦	214,072	1.42%	￦	230,930	1.09%	￦	245,400	0.97%

(1)	Average balances are based on daily balances for our banking, credit card and investment and securities operations and monthly or quarterly balances for our other operations.

For a description of our retail deposit products, see “—Business—Retail Banking—Lending Activities—Mortgage and Home Equity Lending” and “—Business—Retail Banking—Deposit-Taking Activities.”

Time Deposits and Certificates of Deposit

The following table presents the remaining maturities of our time deposits and certificates of deposit which had a fixed maturity in excess of ￦100 million as of December 31, 2017:

	Time Deposits		Certificates of Deposit		Total
	(in billions of Won)
Maturing within three months	￦	19,533	￦	921	￦	20,454
After three but within six months		16,819		757		17,576
After six but within 12 months		28,063		1,447		29,510
After 12 months		2,960		55		3,015

Total	￦	67,375	￦	3,180	￦	70,555

Long-term borrowings

The aggregate amount of contractual maturities of all long-term borrowings (comprising debentures and debt) as of December 31, 2017 was as follows:

	As of December 31, 2017
	(in billions of Won)
Due in 2018	￦	12,301
Due in 2019		12,212
Due in 2020		10,690
Due in 2021		3,880
Due in 2022		5,242
Thereafter		3,717

Gross long-term borrowings		48,042
Fair value adjustments		(6)
Deferred financing costs		(2)
Discount		(39)

Total long-term borrowings, net	￦	47,995

Short-term borrowings

The following table presents information regarding our short-term borrowings (borrowings with an original maturity of one year or less) for the periods indicated:

	As of and for the Year Ended December 31,
	2015		2016		2017
	(in billions of Won, except percentages)
Call money:
Year-end balance	￦	2,091	￦	2,940	￦	1,299
Average balance(1)		3,016		2,576		3,405
Maximum balance(2)		4,049		3,422		3,997
Average interest rate(3)		1.20%		1.06%		1.31%
Year-end interest rate		0.24-5.00%		0.08-3.30%		1.20-2.20%
Borrowings from the Bank of Korea:(4)
Year-end balance	￦	1,421	￦	1,644	￦	1,889
Average balance(1)		1,323		1,571		1,805
Maximum balance(2)		1,610		1,714		1,935
Average interest rate(3)		0.72%		0.68%		0.69%
Year-end interest rate		0.50-0.75%		0.50-0.75%		0.50-0.75%
Other short-term borrowings:(5)
Year-end balance	￦	7,220	￦	17,283	￦	22,632
Average balance(1)		7,989		10,437		20,601
Maximum balance(2)		8,766		13,727		23,436
Average interest rate(3)		1.18%		0.98%		1.26%
Year-end interest rate		0.00-8.62%		0.00-5.40%		0.00-7.00%

(1)	Average balances are based on daily balances for our banking, credit card and investment and securities operations and monthly or quarterly balances for our other operations.
(2)	Maximum balances are based on month-end balances.
(3)	Average interest rates for the year are calculated by dividing the total interest expense by the average amount borrowed.
(4)	Borrowings from the Bank of Korea generally mature within one month for borrowings in Won and six months for borrowings in foreign currencies. These short-term borrowings were secured by securities totaling ￦1,978 billion as of December 31, 2017.
(5)	Other short-term borrowings include securities sold under repurchase agreement, bills sold, borrowings and debentures. Other short-term borrowings have maturities of one year or less. Securities sold under repurchase agreements were secured by securities totaling ￦10,136 billion as of December 31, 2017.

Supervision and Regulation

Principal Regulations Applicable to Financial Holding Companies

General

The Financial Holding Company Act, last amended on April 18, 2017, regulates Korean financial holding companies and their subsidiaries. The entities that regulate and supervise Korean financial holding companies and their subsidiaries are the Financial Services Commission and the Financial Supervisory Service.

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

Pursuant to amended regulations promulgated by the Financial Services Commission commencing in 2013 to implement Basel III, Korean bank holding companies were required to maintain a minimum ratio of common equity Tier I capital to risk-weighted assets of 3.5% and Tier I capital to risk-weighted assets of 4.5% from December 1, 2013, which minimum ratios were increased to 4.0% and 5.5%, respectively, from January 1, 2014 and increased further to 4.5% and 6.0%, respectively, from January 1, 2015. Such requirements are in addition to the pre-existing requirement for a minimum ratio of Tier I and Tier II capital (less any capital deductions) to risk-weighted assets of 8.0%, which remains unchanged. The amended regulations also require an additional capital conservation buffer of 1.25% in 2017 and 1.875% in 2018, with such buffer to increase to 2.5% by 2019, as well as a potential counter-cyclical capital buffer of up to 2.5%, which is determined on a quarterly basis by the Financial Services Commission. Furthermore, we were designated as one of five domestic systemically important banks for 2017 by the Financial Services Commission and were subject to an additional capital requirement of 0.50% in 2017. In June 2017, we were again designated as a domestic systemically important bank for 2018, which would subject us to an additional capital requirement of 0.75% in 2018, with such potential requirement to increase to 1.0% by 2019.

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

Sharing of Customer Information among Financial Holding Company and its Subsidiaries

Under the Act on Use and Protection of Credit Information, any individual customer’s credit information must be disclosed or otherwise used by financial institutions only to determine, establish or maintain existing commercial transactions with them and only after obtaining written consent to use that information. In addition, under the Act on Real Name Financial Transactions and Confidentiality, an individual working at a financial institution may not provide or reveal information or data concerning the contents of financial transactions to other persons unless such individual receives a request or consent in writing from the holder of a title deed, except under certain exceptions stipulated in the Act. Under the Financial Holding Company Act, a financial holding company and its direct and indirect subsidiaries, however, may share certain credit information of individual customers among themselves for internal management purposes outlined in the Enforcement Decree of the Financial Holding Company Act (such as credit risk management, internal control and customer analysis), without the customers’ written consent, subject to the methods and procedures for provision of such information set forth therein. A subsidiary financial investment company with a dealing and/or brokerage license of a financial holding company may provide that financial holding company and its other direct and indirect subsidiaries information relating to the aggregate amount of cash or securities that a customer of the financial investment company with a dealing and/or brokerage license has deposited, for internal management purposes outlined in the Enforcement Decree of the Financial Holding Company Act, subject to the methods and procedures for provision of such information set forth therein. Recent amendments to the Financial Holding Company Act, which became effective on November 29, 2014, limit the scope of credit information that may be shared without the customers’ prior consent and require certain procedures for provision of customer information as prescribed by the Financial Services Commission. Beginning in November 29, 2014, notice must be given to customers at least once a year regarding (i) the provider of customer information, (ii) the recipient of customer information, (iii) the purpose of providing the information and (iv) the categories of the information provided.

Principal Regulations Applicable to Banks

The banking system in Korea is governed by the Bank Act and the Bank of Korea Act of 1950, as amended (the “Bank of Korea Act”). In addition, Korean banks are subject to the regulations and supervision of the Bank of Korea, the Monetary Policy Committee of the Bank of Korea, the Financial Services Commission and its executive body, the Financial Supervisory Service.

The Bank of Korea, established in June 1950 under the Bank of Korea Act, performs the customary functions of a central bank. It seeks to contribute to the sound development of the national economy by price stabilization through establishing and implementing efficient monetary and credit policies with a focus on financial stability. The Bank of Korea acts under instructions of the Monetary Policy Committee, the supreme policy-making body of the Bank of Korea.

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

Under the Bank Act, approval to commence a commercial banking business or a long-term financing business must be obtained from the Financial Services Commission. Commercial banking business is defined as the lending of funds acquired predominantly from the acceptance of demand deposits for a period not exceeding one year or subject to the limitation established by the Financial Services Commission, for a period between one year and three years. Long-term financing business is defined as the lending, for periods in excess of one year, of funds acquired predominantly from paid-in capital, reserves or other retained earnings, the acceptance of time deposits with maturities of at least one year, or the issuance of debentures or other bonds. A bank wishing to enter into any business other than commercial banking and long-term financing businesses, such as a trust business, must obtain approval from the Financial Services Commission. Approval to merge with any other banking institution, to liquidate, to spin off, to close a banking business or to transfer all or a part of a business must also be obtained from the Financial Services Commission.

If the Financial Services Commission deems a bank’s financial condition to be unsound or if a bank fails to meet the applicable capital adequacy ratio set forth under Korean law, the Financial Services Commission may order:

•	admonitions or warnings with respect to its officers;

•	capital increases or reductions;

•	assignments of contractual rights and obligations relating to financial transactions;

•	a suspension of performance by its officers of their duties and the appointment of receivers;

•	disposals of property holdings or closures of subsidiaries or branch offices or downsizing;

•	stock cancelations or consolidations;

•	mergers with other financial institutions;

•	acquisition of such bank by a third party; and

•	suspensions of a part or all of its business operations.

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

All banks must meet minimum ratios of Tier I and Tier II capital (less any capital deductions) to risk-weighted assets, determined in accordance with Financial Services Commission requirements that have been formulated based on BIS standards. These requirements were adopted and became effective in 1996, and were amended effective January 1, 2008 upon the implementation by the Financial Supervisory Service of Basel II. Under such requirements, all domestic banks and foreign bank branches were required to meet a minimum ratio of Tier I and Tier II capital (less any capital deductions) to risk-weighted assets of 8%. Commencing in July 2013, the Financial Services Commission promulgated a series of amended regulations implementing Basel III, pursuant to which Korean banks and bank holding companies were required to maintain a minimum ratio of common equity Tier I capital to risk-weighted assets of 3.5% and Tier I capital to risk-weighted assets of 4.5% from December 1, 2013, which minimum ratios were increased to 4.0% and 5.5%, respectively, from January 1, 2014 and increased further to 4.5% and 6.0%, respectively, from January 1, 2015. Such requirements are in addition to the pre-existing requirement for a minimum ratio of Tier I and Tier II capital (less any capital deductions) to risk-weighted assets of 8.0%, which remains unchanged. The amended regulations also require an additional capital conservation buffer of 1.25% in 2017 and 1.875% in 2018, with such buffer to increase to 2.5% by 2019, as well as a potential counter-cyclical capital buffer of up to 2.5%, which is determined on a quarterly basis by the Financial Services Commission. Furthermore, we were designated as one of five domestic systemically important banks for 2017 by the Financial Services Commission and were subject to an additional capital requirement of 0.50% in 2017. In June 2017, we were again designated as a domestic systemically important bank for 2018, which would subject us to an additional capital requirement of 0.75% in 2018, with such potential requirement to increase to 1.0% by 2019.

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

Liquidity

All banks are required to ensure adequate liquidity by matching the maturities of their assets and liabilities in accordance with the Regulation on the Supervision of the Banking Business. Banks may not invest an amount exceeding 100% of their Tier I and Tier II capital (less any capital deductions) in equity securities and certain other securities with a redemption period of over three years. This stipulation does not apply to Korean government bonds, Monetary Stabilization Bonds issued by the Bank of Korea or debentures and stocks referred to in items 1 and 2, respectively, of paragraph (6) of Article 11 of the Act on the Improvement of the Structure of the Financial Industry. The Financial Services Commission uses the liquidity coverage ratio (described below) as the principal liquidity risk management measure, and currently requires each Korean bank to:

•	maintain a liquidity coverage ratio (defined as the ratio of highly liquid assets to total net cash outflows over a 30-day period) of not less than 95%, from January 1, 2018 until December 31, 2018, with such minimum liquidity coverage ratio to increase to 100% by 2019;

•	maintain a foreign currency liquidity coverage ratio of not less than 70% from January 1, 2018 until December 31, 2018, with such minimum foreign currency liquidity coverage ratio to increase to 80% in 2019; and

•	submit monthly reports with respect to the maintenance of these ratios.

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

Amendments Relating to Net Stable Funding Ratio and Leverage Ratio Requirements

Effective January 31, 2018, the Financial Services Commission implemented amendments to the Regulation on Supervision of the Banking Business that impose certain liquidity- and leverage-related ratio requirements on banks in Korea, in accordance with Basel III. Pursuant to these amendments, each Korean bank is required to:

•	maintain a net stable funding ratio (defined as the ratio of the available amount of stable funding to the required amount of stable funding) of not less than 100%, where (i) the available amount of stable funding generally refers to the portion of liabilities and capital expected to be reliable over a one-year time horizon and (ii) the required amount of stable funding generally refers to the portion of assets requiring stable funding over a time horizon of one year or longer, each as calculated in accordance with the Detailed Regulation on Supervision of the Banking Business;

•	maintain a leverage ratio (defined as the ratio of core capital to total exposures) of not less than 3%, where (i) core capital includes paid-in capital, capital surplus, retained earnings and hybrid Tier I capital instruments and (ii) total exposures include on-balance sheet exposures and off-balance sheet exposures, each as calculated in accordance with the Detailed Regulation on Supervision of the Banking Business; and

•	submit monthly reports with respect to the maintenance of these ratios.

Financial Exposure to Any Individual Customer or Major Shareholder

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

The Bank Act also provides for certain restrictions on extending credits to a major shareholder. A “major shareholder” is defined as:

•	a shareholder holding (together with persons who have a special relationship with that shareholder) in excess of 10%; (or 15% in the case of regional banks) in the aggregate of the bank’s total issued and outstanding voting shares; or

•

a shareholder holding (together with persons who have a special relationship with such shareholder) in excess of 4% in the aggregate of the bank’s (excluding regional banks) total issued and outstanding voting shares of a bank (excluding shares subject to the shareholding restrictions on “non-financial business group companies” as described below), where such shareholder is the largest shareholder or has actual control over the major business affairs of the bank through, for example, appointment and dismissal of the officers pursuant to the Enforcement Decree of the Bank Act. Non-financial business group companies primarily consist of: (i) any single shareholding group whose non-financial company assets comprise no less than 25% of its aggregate net assets; (ii) any single shareholding group whose non-financial company assets comprise no less than ￦2 trillion in aggregate; or (iii) any investment company under the Financial Investment Services and Capital Markets Act of which any single shareholding group identified in (i) or (ii) above, owns more than 4% of the total issued and outstanding shares.

Under these restrictions, banks may not extend credits to a major shareholder (together with persons who have a special relationship with that shareholder) in an amount greater than the lesser of (x) 25% of the sum of the bank’s Tier I and Tier II capital (less any capital deductions) and (y) the relevant major shareholder’s shareholding ratio multiplied by the sum of the bank’s Tier I and Tier II capital (less any capital deductions). In addition, the total sum of credits granted to all major shareholders must not exceed 25% of the bank’s Tier I and Tier II capital (less any capital deductions).

Interest Rates

Korean banks generally depend on deposits as their primary funding source. Under the Act on Registration of Credit Business and Protection of Finance Users and the regulations thereunder, interest rates on loans made by registered banks in Korea to individuals or small corporations, as defined under the Framework Act on Small and Medium Enterprises, may not exceed 24% per annum. Historically, interest rates on deposits and lending were regulated by the Monetary Policy Committee. There are no controls on deposit interest rates in Korea, except for the prohibition on interest payments on current account deposits.

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

Pursuant to the Bank Act and its sub-regulations, commercial banks may not provide:

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

Regulations Relating to Retail Household Loans

The Financial Services Commission has implemented a number of changes in recent years to the regulations relating to retail household lending by banks. Under the currently applicable regulations:

•	as to loans secured by collateral of housing (including apartments) located nationwide, the loan-to-value ratio (the aggregate principal amount of loans secured by such collateral over the appraised value of the collateral) should not exceed 70%;

•	as to loans secured by collateral of housing (including apartments) located in areas of excessive investment or housing (including apartments) located in areas of high speculation, in each case, as designated by the government, the loan-to-value ratio should not exceed 40%, except that such maximum loan-to-value ratio is 50% for low-income households that (i) have an annual income of less than ￦70 million (or ￦80 million for first-home buyers), (ii) do not currently own any housing and (iii) are using the loan to purchase low-price housing valued at less than ￦600 million;

•	as to any new loans secured by collateral of housing to be extended to a household, any member of which has already received one or more loans secured by collateral of housing, the maximum loan-to-value ratio is 10% lower than the applicable loan-to-value ratio described above;

•	as to loans secured by collateral of housing (including apartments) located in areas of excessive investment or housing (including apartments) located in areas of high speculation, in each case, as designated by the government, the borrower’s debt-to-income ratio (calculated as (1) the aggregate annual total payment amount of (x) the principal of and interest on loans secured by such housing and (y) the interest on other debts of the borrower over (2) the borrower’s annual income) should not exceed 40%, except that such maximum debt-to-income ratio is 50% for low-income households that (i) have an annual income of less than ￦70 million (or ￦80 million for first-home buyers), (ii) do not currently own any housing and (iii) are using the loan to purchase low-price housing valued at less than ￦600 million;

•	as to any new loans secured by collateral of housing to be extended to a household, any member of which has already received one or more loans secured by collateral of housing, the maximum debt-to-income ratio is 10% lower than the applicable debt-to-income ratio described above;

•	as to apartments located in areas of high speculation as designated by the government, a household is permitted to have only one new loan secured by such apartment; and

•	where a household has two or more loans secured by apartments located in areas of high speculation as designated by the government, the loan with the earliest maturity date must be repaid first and the number of loans must be eventually reduced to one.

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

In the above exceptional cases, the total investment in corporations in which the bank owns more than 15% of the outstanding shares with voting rights may not exceed (i) 20% of the sum of Tier I and Tier II capital (less any capital deductions) or (ii) 30% of the sum of Tier I and Tier II capital (less any capital deductions) where the acquisition satisfies the requirements determined by the Financial Services Commission.

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

Restrictions on Foreign Exchange Position

Under the Korean Foreign Exchange Transaction Law, each of a bank’s net overpurchased and oversold positions may not exceed 50% of its shareholder’s equity as of the end of the prior month.

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

Credit Card Business

General

In order to enter the credit card business, a company must obtain a license from the Financial Services Commission. Credit card businesses are governed by the Specialized Credit Financial Business Act, enacted on August 28, 1997 and last amended on April 18, 2017, which sets forth specific requirements with respect to the credit card business as well as generally prohibiting unsound business practices relating to the credit card business which may infringe on the rights of credit card holders or negatively affect the soundness of the credit card industry. Credit card companies, including our wholly-owned subsidiary, KB Kookmin Card Co., Ltd., are regulated by the Financial Services Commission and the Financial Supervisory Service.

Disclosure and Reports

Under the Specialized Credit Financial Business Act and the regulations thereunder, a credit card company is required to disclose on a periodic and on-going basis certain material matters and events. In addition, a credit card company must submit periodic reports with respect to its results of operations to the Governor of the Financial Supervisory Service, in accordance with the guidelines of the Financial Supervisory Service.

Restrictions on Funding

Under the Specialized Credit Financial Business Act and the regulations thereunder, a credit card company must ensure that its total assets do not exceed an amount equal to six times its equity capital and that the ratio of its adjusted equity capital to its adjusted total assets is not less than 8%. However, if a credit card company is unable to comply with such limit upon the occurrence of unavoidable events, such as drastic changes in the domestic and global financial markets, such limit may be adjusted through a resolution of the Financial Services Commission.

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

Issuance of New Cards and Solicitation of New Cardholders

The Enforcement Decree to the Specialized Credit Financial Business Act establishes the conditions under which a credit card company may issue new cards and solicit new members. New credit cards may be issued only to the following persons:

•	persons who are at least 19 years old when they apply for a credit card;

•	persons whose capability to pay bills as they come due has been verified using standards established by the credit card company; and

•	in the case of minors who are 18 years old, persons who submit documents evidencing employment as of the date of the credit card application, such as an employment certificate, or persons for whom the issuance of a credit card is necessitated by governmental policies, such as financial aid.

In addition, a credit card company may not solicit credit card members by:

•	providing economic benefits or promising to provide economic benefits in excess of 10% of the annual credit card fee (in the case of credit cards with annual fees that are less than the average of the annual fees charged by major credit cards in Korea, the annual fee will be deemed to be equal to such average annual fee) in connection with issuing a credit card; provided, however, that providing economic benefits or promising to provide economic benefits not exceeding the amount of the annual credit card fee to an applicant that becomes a credit card member through an online platform is permissible;

•	soliciting applicants on roads, public places or along corridors used by the general public;

•	soliciting applicants through visits, except those visits made upon prior consent and visits to a business area;

•	soliciting applicants through the Internet without verifying whether the applicant is who he or she purports to be, by means of a certified digital signature under the Digital Signature Act; and

•	soliciting applicants through pyramid sales methods.

Compliance Rules on Collection of Receivable Claims

Pursuant to Supervisory Regulation on the Specialized Credit Financial Business, a credit card company may not:

•	exert violence or threaten violence;

•	inform a related party (a guarantor of the debtor, blood relative or fiancé(e) of the debtor, a person living in the same household as the debtor or a person working in the same workplace as the debtor) of the debtor’s obligations without just cause;

•	provide false information relating to the debtor’s obligation to the debtor or his or her related parties;

•	threaten to sue or sue the debtor for fraud despite lack of affirmative evidence to establish that the debtor has submitted forged or false documentation with respect to his or her ability to make payment;

•	visit or telephone the debtor during late evening hours (between the hours of 9:00 p.m. and 8:00 a.m.); and

•	utilize other uncustomary methods to collect the receivables that interfere with the privacy or the peace in the workplace of the debtor or his or her related parties.

Principal Regulations Applicable to Insurance Companies

General

Under the Insurance Business Act, a company seeking to engage in the insurance business in Korea is required to obtain business authorizations and licenses from the Financial Services Commission, and such company is required to comply with the Insurance Business Act and the regulations thereunder. These rules and regulations cover, among other things: (i) the requirements for obtaining business authorizations and licenses to operate an insurance company; (ii) the scope of business an insurance company may undertake; (iii) the operations of an insurance company, including its asset management activities; (iv) the methods of insurance solicitation; (v) the supervision of the insurance business; and (vi) the disciplinary actions for violation of the Insurance Business Act, which may include revocation of a license, imprisonment, suspension of operations, fines, surcharges and penalties.

The Financial Services Commission has the authority to oversee matters involving licenses necessary for, and supervision of, the operation of an insurance business. Pursuant to the Regulation on Supervision of Insurance Business and the Regulation on Corporate Governance of Financial Companies, the Financial Services

Commission sets forth detailed criteria for obtaining the authorization necessary to engage in the insurance business, as well as various comprehensive standards required to be met by an insurance company. The Financial Services Commission entrusts the Financial Supervisory Service with certain matters pursuant to the Regulation on Supervision of Insurance Business, as specified under the Detailed Enforcement Regulations on Insurance Supervision.

Since an insurance company falls within the scope of a financial institution under the Act on the Structural Improvement of the Financial Industry, special provisions thereunder apply to an insurance company in the event (i) it merges with, or converts into, another financial institution, (ii) it becomes bankrupt or insolvent or is dissolved or (iii) members of its business group acquire shares of another company in excess of a certain percentage. In addition, an insurance company that offers and sells investment-type insurance products, such as variable insurance products, and manages assets under special accounts for variable insurance policies is deemed a financial investment company under the Financial Investment Services and Capital Markets Act. Such insurance company is subject to certain provisions under the Financial Investment Services and Capital Markets Act, such as regulations on the control of conflicts of interest as well as the establishment and maintenance of firewalls for asset management of special accounts related to variable insurance policies. In addition, pursuant to the Foreign Exchange Transactions Act, an insurance company is required to obtain prior approval from the Ministry of Strategy and Finance, the Bank of Korea, the Financial Supervisory Service or a foreign exchange bank and may be required to file periodic reports if the company engages in any of the following: (a) a transaction involving a foreign currency; (b) a transaction with a non-resident involving either the Won or a foreign currency; (c) a transaction that requires an outgoing overseas payment; (d) a transaction that requires receipt of an overseas payment; and (e) any other transaction prescribed under the Foreign Exchange Transactions Act. Furthermore, an insurance company is required to comply with the Act on the Corporate Governance of Financial Companies.

Scope of Business of Insurance Companies

Under the Insurance Business Act, an insurance company is prohibited from concurrently operating a life insurance business and a non-life insurance business (including property, marine and cargo and liability insurance), provided that an insurance company may concurrently operate a “type three” insurance business (including casualty, disease and health care insurance) and provide reinsurance to other insurance companies. However, limited cross-selling of life insurance and non-life insurance products by insurance sales agents working for life insurance or non-life insurance companies in Korea is permitted by the Financial Services Commission.

Upon approval by the FSC, a life insurance company may operate (i) a life insurance business, (ii) a pension insurance (including retirement insurance) business and (iii) type three insurance businesses, while a non-life insurance company may operate (i) various types of non-life insurance businesses (including property, marine and cargo, automobile, guarantee, reinsurance and certain other enumerated non-life insurance as designated under the Enforcement Decree of the Insurance Business Act as well as liability insurance) and (ii) type three insurance businesses.

Both life insurance and non-life insurance companies may also operate certain financial businesses and incidental businesses designated under the Enforcement Decree of the Insurance Business Act.

Requirements Relating to Insurance Solicitation

The Insurance Business Act limits entities that may engage in insurance solicitation to insurance sales agents, insurance agencies (including those of financial institutions), insurance brokers and officers and employees of an insurance company. Any person or entity wishing to act as an insurance sales agent, insurance agency (including those of financial institutions) or insurance broker must register with the Financial Services Commission and report promptly to the Financial Services Commission the occurrence of certain changes prescribed under the Insurance Business Act.

Insurance brochures used for insurance solicitation must clearly specify the terms required under the Insurance Business Act in an easy-to-understand manner. Where an insurance company or any person engaging in insurance solicitation persuades an ordinary policyholder to enter into an insurance contract, it must explain to such ordinary policyholder about certain critical matters of the insurance contract prescribed by the Enforcement Decree of the Insurance Business Act, including insurance premiums, coverage scope and restrictions on the payment of insurance proceeds, in a manner the policyholder can easily understand.

Where an insurance company or any person engaging in insurance solicitation advertises an insurance product, it must include the details of such insurance product in such advertisement as prescribed under the Insurance Business Act and must not engage in any act which, among other things, may lead to a misunderstanding that such insurance product would provide a large amount of insurance proceeds by emphasizing selective terms and conditions of such product or introducing cases where a large amount of insurance proceeds were paid.

In connection with the execution or solicitation of an insurance contract, any person engaging in insurance solicitation must not engage in any act prohibited under the Insurance Business Act, including acts of providing a policyholder with false information regarding an insurance product and acts intended to interrupt or prevent a policyholder from notifying an insurance company of an important matter relevant to an insurance policy.

Any person engaging in insurance solicitation is prohibited from providing special benefits (including, but not limited to, cash over a certain amount and discounts on insurance premiums) in connection with the execution of an insurance contract unless such special benefits are stipulated in the underlying documents for such insurance product. In addition, an insurance company is prohibited from entrusting any person other than those who are eligible under the Insurance Business Act to engage in insurance solicitation or paying any compensation to any ineligible persons for his or her insurance solicitation. The Insurance Business Act and the Enforcement Decree of the Insurance Business Act also prescribe in detail certain practices that insurance agencies of financial institutions are restricted from engaging in, including, but not limited to:

•	offering additional services, such as providing a loan, on condition that the individual purchase a life insurance policy; and

•	including insurance premiums in loan transactions without the prior consent of the borrower.

The Insurance Business Act permits insurance sales agents working for life insurance companies to cross-sell non-life insurance products of one non-life insurance company, and insurance sales agents working for non-life insurance companies are correspondingly permitted to cross-sell the life insurance products of one life insurance company.

Capital Adequacy

Pursuant to the risk-based capital adequacy requirements implemented by the Financial Services Commission, insurance companies in Korea are required to maintain a statutory ratio of available regulatory capital to risk-weighted assets of not less than 100% on a consolidated basis (although a risk-based capital adequacy ratio of not less than 150% is still considered standard in the Korean insurance industry). Risk based capital adequacy requirements require insurance companies to hold adequate capital to cover their exposures to interest rate risk, market risk, credit risk and operational risk as well as insurance risk by reflecting such risks in their calculation of risk-weighted assets. The statutory risk-based capital adequacy ratio for insurance companies is computed by dividing available capital by required capital. Available capital of an insurance company is computed as the sum of, among other things, capital stock, reserve for policyholder dividends and bad debt allowance after deducting, among other things, deferred acquisition costs, goodwill, and prepaid expenses. Required capital is computed based on the sum of (i) the square root of the sum of the squares of (w) insurance risk amounts, (x) interest rate risk amounts, (y) credit risk amounts and (z) market risk amounts, and (ii) the operating risk amounts, with each risk amount being calculated in accordance with the detailed criteria set forth under the Regulation on Supervision of Insurance Business and the Detailed Enforcement Regulations on Insurance Supervision.

The Financial Supervisory Service has announced that it plans to introduce a new regulatory solvency regime for insurance companies by 2021 based on the International Capital Standard developed by the International Association of Insurance Supervisors, which would be similar in substance to the Solvency II Directive of the European Union. The Solvency II Directive, which has been in effect in the European Union since January 1, 2016, is a comprehensive program of regulatory requirements for insurance companies, covering authorization, corporate governance, supervisory reporting, public disclosure and risk assessment and management, as well as solvency. Under the Financial Supervisory Service’s planned new solvency regime in Korea, among other things, insurance contract liabilities are expected to be measured based on market value, rather than book value, which would require a number of insurance companies in Korea with a large portfolio of high guaranteed rate of return products to obtain additional capital to meet their capital adequacy requirements. The Financial Supervisory Service has also announced its plans to implement a series of incremental changes to the calculation methodology for the risk-based capital adequacy ratio of insurance companies, as interim measures. Such changes implemented in 2017 included increasing the maximum statutory duration of insurance liabilities recognized for purposes of such calculation, as well as reducing the coefficient applied in calculating interest rate risk and adjusting the methods used to assess the risk of guaranteed benefits of variable insurance policies. The details of the new solvency regime in Korea have not yet been finalized and may be further amended in the future.

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

Financial Investment Services and Capital Markets Act

The Financial Investment Services and Capital Markets Act, which became effective in February 2009, regulates and governs the financial investment business in Korea. The entities that regulate and supervise financial investment companies are the Financial Services Commission, the Financial Supervisory Service and the Securities and Futures Commission.

Under the Financial Investment Services and Capital Markets Act, a company must obtain a license from the Financial Services Commission to commence a financial investment business such as a brokerage business, a dealing business or an underwriting business, or register with the Financial Services Commission to commence a financial investment business such as an investment advisory business or a discretionary investment management business. A bank is permitted to engage in certain types of financial investment business as specified under the Enforcement Decree of the Bank Act. Prior to commencing a financial investment business, a bank must file a report with the Financial Services Commission and apply for a license pursuant to the Financial Investment Services and Capital Markets Act.

Consolidation of Capital Markets-Related Laws

Prior to the effectiveness of the Financial Investment Services and Capital Markets Act, there were separate laws regulating various types of financial institutions depending on the type of financial institution (for example, securities companies, futures companies, trust business companies and asset management companies) and subjecting financial institutions to different licensing and ongoing regulatory requirements (for example, the Korean Securities Exchange Act, the Futures Business Act and the Indirect Investment Asset Management Business Act). By applying one uniform set of rules to the same financial business having the same economic function, the Financial Investment Services and Capital Markets Act attempts to improve and address issues caused by the previous regulatory system under which the same economic function relating to capital markets-related businesses are governed by multiple regulations. To this end, the Financial Investment Services and Capital Markets Act categorizes capital markets-related businesses into six different functions, as follows:

•	dealing, trading and underwriting of “financial investment products” (as defined below);

•	brokerage of financial investment products;

•	establishment of collective investment schemes and the management thereof;

•	investment advice;

•	discretionary investment management; and

•	trusts (together with the five businesses set forth above, the “Financial Investment Businesses”).

Accordingly, all financial businesses relating to financial investment products have been reclassified as one or more of the Financial Investment Businesses described above, and financial institutions are subject to the regulations applicable to their relevant Financial Investment Businesses, regardless of the type of the financial institution. For example, under the Financial Investment Services and Capital Markets Act, derivative businesses conducted by former securities companies and future companies will be subject to the same regulations.

Banking and insurance businesses are not subject to the Financial Investment Services and Capital Markets Act and will continue to be regulated under separate laws. However, they may become subject to the Financial Investment Services and Capital Markets Act if their activities involve any financial investment businesses requiring a license pursuant to the Financial Investment Services and Capital Markets Act.

Comprehensive Definition of Financial Investment Products

In an effort to encompass the various types of securities and derivative products available in the capital markets, the Financial Investment Services and Capital Markets Act sets forth a comprehensive term “financial investment products,” defined to mean all financial products with a risk of loss in the invested amount (in contrast to “deposits,” which are financial products for which the invested amount is protected or preserved). Financial investment products are classified into two major categories: (i) “securities” (financial investment products in which the risk of loss is limited to the invested amount) and (ii) “derivatives” (financial investment products in which the risk of loss may exceed the invested amount). As a result of the general and broad definition of financial investment products, a variety of financial products may be defined as a financial investment product, which would enable Financial Investment Companies (defined below) to handle a broader range of financial products. Under the Financial Investment Services and Capital Markets Act, entities formerly licensed as securities companies, asset management companies, futures companies and other entities engaging in any Financial Investment Business are classified as “Financial Investment Companies.”

New License System and the Conversion of Existing Licenses

Under the Financial Investment Services and Capital Markets Act, Financial Investment Companies are able to choose the type of Financial Investment Business in which to engage (through a “check the box” method set forth in the relevant license application), by specifying the desired (i) Financial Investment Business, (ii) financial investment product and (iii) target customers to which financial investment products may be sold or distributed (that is, general investors or professional investors). Licenses will be issued under the specific business sub-categories described in the foregoing sentence. For example, it would be possible for a Financial Investment Company to obtain a license to engage in the Financial Investment Business of (i) dealing (ii) over the counter derivatives products (iii) only with sophisticated investors.

Financial institutions that engage in business activities constituting a Financial Investment Business are required to take certain steps, such as renewal of their license or registration, in order to continue engaging in such business activities. Financial institutions that are not licensed Financial Investment Companies are not permitted to engage in any Financial Investment Business, subject to the following exceptions: (i) banks and insurance companies are permitted to engage in certain categories of Financial Investment Business for a period not exceeding six months commencing on the effective date of the Financial Investment Services and Capital Markets Act; and (ii) other financial institutions that engaged in any Financial Investment Business prior to the effective date of the Financial Investment Services and Capital Markets Act (whether in the form of a concurrent business or an incidental business) are permitted to continue such Financial Investment Business for a period not exceeding six months commencing on the effective date of the Financial Investment Services and Capital Markets Act.

Expanded Business Scope of Financial Investment Companies

Under the previous regulatory regime in Korea, it was difficult for a financial institution to explore a new line of business or expand upon its existing line of business. For example, previously a financial institution licensed as a securities company generally was not permitted to engage in the asset management business. In contrast, under the Financial Investment Services and Capital Markets Act, pursuant to the integration of its current businesses involving financial investment products into a single Financial Investment Business, a licensed Financial Investment Company is permitted to engage in all types of Financial Investment Businesses, subject to satisfying relevant regulations (for example, maintaining an adequate “Chinese Wall,” to the extent required). As to incidental businesses (that is, a financial related business which is not a Financial Investment Business), the Financial Investment Services and Capital Markets Act generally allows a Financial Investment Company to freely engage in such incidental businesses by shifting away from the previous positive-list system towards a more comprehensive system. In addition, a Financial Investment Company is permitted to (i) outsource marketing activities by contracting “introducing brokers” that are individuals but not employees of the Financial Investment Company, (ii) engage in foreign exchange businesses related to their Financial Investment Business and (iii) participate in the settlement network, pursuant to an agreement among the settlement network participants.

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

Other Changes to Securities / Fund Regulations

The Financial Investment Services and Capital Markets Act changed various securities regulations including those relating to public disclosure, insider trading and proxy contests, which were previously governed by the Korean Securities Exchange Act. For example, the 5% and 10% reporting obligations under the Korean Securities Exchange Act have become more stringent. The Indirect Investment and Asset Management Business Act strictly limited the kind of vehicles that could be utilized under a collective investment scheme, restricting the range of potential vehicles to trusts and corporations, and the type of funds that can be used for investments. However, under the Financial Investment Services and Capital Markets Act, these restrictions have been significantly liberalized, permitting all vehicles that may be created under Korean law, such as limited liability companies or partnerships, to be used for the purpose of collective investments and allowing investment funds to be more flexible as to their investments.

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

The following chart provides an overview of our structure, including our significant subsidiaries and our ownership of such subsidiaries as of the date of this annual report:

Our largest subsidiary is Kookmin Bank, the assets of which represented approximately 75.5% of our total assets as of December 31, 2017. The following table provides summary information for our operating subsidiaries that are consolidated in our consolidated financial statements as of and for the year ended December 31, 2017, including their consolidated total assets, operating revenue, profit (loss) and total equity:

Subsidiaries	Total Assets		Operating Revenue		Profit (Loss)		Total Equity
	(in millions of Won)
Kookmin Bank	￦	329,765,927	￦	19,291,294	￦	2,174,705	￦	25,323,434
KB Securities Co., Ltd.		37,351,680		5,974,054		271,701		4,415,656
KB Insurance Co., Ltd.		32,351,778		8,740,682		330,286		3,223,031
KB Kookmin Card Co., Ltd.		17,658,310		3,326,048		296,831		4,041,829
KB Life Insurance Co., Ltd.		9,125,741		1,331,105		21,086		539,413
KB Asset Management Co., Ltd.		201,481		117,746		52,022		156,621
KB Capital Co., Ltd.		8,743,672		588,253		120,797		939,752
KB Savings Bank Co., Ltd.		1,158,829		79,428		21,150		198,017
KB Real Estate Trust Co., Ltd.		246,685		76,700		36,408		199,330
KB Investment Co., Ltd.		355,763		41,150		(4,954)		137,092
KB Credit Information Co., Ltd.		26,121		31,737		(5,316)		15,142
KB Data Systems Co., Ltd.		41,945		117,946		945		14,705

Further information regarding our subsidiaries is provided below:

•

Kookmin Bank was established in Korea in 2001 as a result of the merger of the former Kookmin Bank (established in 1963) and H&CB (established in 1967). Kookmin Bank provides a wide range of banking and other financial services to individuals, small- and medium-sized enterprises and large corporations in Korea. As of December 31, 2017, Kookmin Bank was one of the largest commercial banks in Korea based upon total assets (including loans) and deposits. As of December 31, 2017, Kookmin Bank had approximately 30.6 million customers, with 1,062 branches nationwide.

•	KB Securities Co., Ltd., formerly known as Hyundai Securities Co., Ltd., was established in Korea in 1962 to provide various securities brokerage and investment banking services. In 2016, we acquired 100% of the outstanding shares of Hyundai Securities, merged another subsidiary, KB Investment & Securities Co., Ltd., with and into Hyundai Securities and changed the name of the surviving entity to KB Securities Co., Ltd.

•	KB Insurance Co., Ltd., formerly known as LIG Insurance Co., Ltd., was established in Korea in January 1959 to provide non-life insurance products. KB Insurance became our wholly-owned subsidiary in July 2017 after a series of stock purchases, a tender offer and a comprehensive stock swap.

•	KB Kookmin Card Co., Ltd. was established in March 2011 as a separate entity upon the completion of a horizontal spin-off of Kookmin Bank’s credit card business, to provide credit card services.

•	KB Life Insurance Co., Ltd. was established in Korea in April 2004 to provide life insurance and wealth management products primarily through our branch network.

•	KB Asset Management Co., Ltd. was established in Korea in April 1988 as a subsidiary of Citizens Investment Trust Company to provide investment advisory services.

•	KB Capital Co., Ltd., which provides leasing services and installment finance services, was formerly known as Woori Financial Co., Ltd. and was acquired by us in March 2014. KB Capital became our wholly-owned subsidiary in July 2017 after a tender offer followed by a comprehensive stock swap.

•	KB Savings Bank Co., Ltd. was established in Korea in January 2012 to provide small-loan finance services. KB Savings Bank was established in connection with our purchase of assets and assumption of liabilities of Jeil Savings Bank in January 2012. We acquired Yehansoul Savings Bank, which provided small-loan finance services, in September 2013 and merged it with KB Savings Bank in January 2014, with KB Savings Bank as the surviving entity.

•	KB Real Estate Trust Co., Ltd. was established in Korea in December 1996 to provide real estate development and brokerage services by managing trusts related to the real estate industry.

•	KB Investment Co., Ltd. was established in Korea in March 1990 to invest in and finance small- and medium-sized enterprises.

•	KB Credit Information Co., Ltd. was established in Korea in October 1999 to collect delinquent loans and to check credit history.

•	KB Data Systems Co., Ltd. was established in Korea in September 1991 to provide software services to us and other financial institutions.

Item 4.D.	Property, Plants and Equipment

Our registered office and corporate headquarters are located at 26, Gukjegeumyung-ro 8-gil, Yeongdeungpo-gu, Seoul 07331, Korea. The following table presents information regarding certain of our properties in Korea:

Type of facility/building	Location	Area (square meters)
Registered office and corporate headquarters and Kookmin Bank headquarters	26, Gukjegeumyung-ro 8-gil, Yeongdeungpo-gu, Seoul 07331	5,354
KB Kookmin Card headquarters building	Jongro-gu, Seoul	3,923
Kookmin Bank training institute	Ilsan	207,560
Kookmin Bank training institute	Daecheon	4,158
Kookmin Bank training institute	Sokcho	15,559
Kookmin Bank training institute	Cheonan	196,649
Kookmin Bank IT center	Gangseo-gu, Seoul	13,116
Kookmin Bank IT center	Yeouido, Seoul	5,928
Kookmin Bank IT center	Yeouido, Seoul	2,006
Kookmin Bank support center	Seongbuk-gu, Seoul	9,939
KB Securities training institute	Kiheung-gu, Yongin	64,600

In addition, we entered into a land purchase agreement in March 2016 to purchase a site of approximately 4,727 square meters located in Yeouido, Seoul, on which we plan to construct a new headquarters building for Kookmin Bank (with a floor space of approximately 67,683 square meters). We anticipate that our total capital expenditures for the construction of the building, which is scheduled to be completed in 2020, will amount to approximately ￦425 billion, of which an aggregate amount of ￦162 billion was incurred as of December 31, 2017. We also entered into a land purchase agreement in August 2016 to purchase a site of approximately 13,144 square meters located in Gimpo, in the outskirts of Seoul, in order to construct a new IT center for Kookmin Bank (with a floor space of approximately 40,232 square meters). We anticipate that our total capital expenditures for the construction of the IT center, which is scheduled to be completed in 2019, will amount to approximately ￦229 billion, of which an aggregate amount of ￦26 billion was incurred as of December 31, 2017.

As of December 31, 2017, we had a countrywide network of 1,062 banking branches and sub-branches, as well as 566 branches and sub-branches and sixty representative offices for our other operations including our credit card, securities brokerage, insurance and consumer finance businesses. Approximately one-quarter of these facilities are housed in buildings owned by us, while the remaining branches are leased properties. Lease terms are generally from two to three years and seldom exceed five years. We also have subsidiaries in Cambodia, Singapore, Hong Kong, China, Myanmar, Vietnam, Laos, Indonesia, the United States and the United Kingdom and branches of Kookmin Bank in Tokyo in Japan, Auckland in New Zealand, New York in the United States and Ho Chi Minh City in Vietnam and Hong Kong, as well as branches of Kookmin Bank Cambodia PLC in Toul Kork, Toul Tom Pounh and Tuek Thla in Cambodia, a branch of KB Microfinance Myanmar Co., Ltd. in Hlaingtharya in Myanmar and branches of Kookmin Bank (China) Ltd. in Beijing, Guangzhou, Harbin, Shanghai and Suzhou in China. Kookmin Bank Hong Kong Ltd., previously one of our operating subsidiaries, was converted to a branch as of January 4, 2017. We also have representative offices of Kookmin Bank in Gurgaon in India, Yangon in Myanmar and Hanoi in Vietnam, as well as a representative office of KB Securities in Shanghai in China and a representative office of KB Kookmin Card in Yangon in Myanmar. We do not own any material properties outside of Korea.

The net carrying amount of all the properties owned by us at December 31, 2017 was ￦3,846 billion.

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

Trends in the Korean Economy

Our financial position and results of operations have been and will continue to be significantly affected by financial and economic conditions in Korea. In recent years, commercial banks, consumer finance companies and other financial institutions in Korea have made significant investments and engaged in aggressive marketing in retail lending (including mortgage and home equity loans), leading to substantially increased competition in this segment. In 2014 and 2015, the Korean government implemented several measures to encourage consumer spending and revive the housing market in Korea, including loosening regulations on mortgage lending, which contributed to an increase in our portfolio of retail loans. However, the Korean government introduced measures in the second half of 2016 and 2017 to tighten regulations on mortgage lending and housing subscription in response to the rapid growth in consumer debt and concerns over speculative investments in real estate in certain areas. Notwithstanding such measures, demand for residential property in certain areas, including Seoul, has continued to increase, and our portfolio of retail loans increased from ￦124,194 billion as of December 31, 2015 to ￦134,956 billion as of December 31, 2016 and ￦146,150 billion as of December 31, 2017. Nevertheless, a decrease in housing prices as a result of the implementation of such measures, together with the high level of consumer debt and rising interest rate levels, could result in declines in consumer spending and reduced economic growth, which may lead to increases in delinquency levels of our portfolio of retail loans. In 2017, we recorded charge-offs of ￦342 billion and provision for loan losses of ￦233 billion in respect of our retail loan portfolio, compared to charge-offs of ￦295 billion and provision for loan losses of ￦82 billion in 2016 and charge-offs of ￦354 billion and provision for loan losses of ￦116 billion in 2015. See “Item 3.D. Risk Factors—Risks relating to our retail credit portfolio.”

Our loans to small- and medium-sized enterprises increased from ￦78,665 billion as of December 31, 2015 to ￦97,379 billion as of December 31, 2017. Substantial growth in lending in Korea to small- and medium-sized enterprises in recent years, and financial difficulties experienced by such enterprises as a result of, among other things, adverse changes in economic conditions in Korea and globally, may lead to increasing delinquencies and a deterioration in overall asset quality in the credit exposures of Korean banks to small- and medium-sized enterprises. In 2017, we recorded charge-offs of ￦308 billion in respect of our loans to small- and medium-sized enterprises, compared to charge-offs of ￦467 billion in 2016 and ￦412 billion in 2015. See “Item 3.D. Risk Factors—Risks relating to our small- and medium-sized enterprise loan portfolio—We have significant exposure to small- and medium-sized enterprises, and any financial difficulties experienced by these customers may result in a deterioration of our asset quality and have an adverse impact on us.”

The Korean economy is closely tied to, and is affected by developments in, the global economy. The overall prospects for the Korean and global economy remain uncertain. In recent years, the global financial markets have experienced significant volatility as a result of, among other things:

•	the financial difficulties affecting many governments worldwide, in particular in Latin America and Europe;

•	the slowdown of economic growth in China and other major emerging market economies;

•	interest rate fluctuations as well as the possibility of further increases in policy rates by the U.S. Federal Reserve and other central banks; and

•	political and social instability in various countries in the Middle East, including Syria, Iraq and Yemen, as well as the United Kingdom’s decision in June 2016 to exit from the European Union, or Brexit.

In addition, the global economy faces a number of uncertainties in 2018, including due to the possibility of higher inflation pressures in the United States and elsewhere, which may lead to corrections in the global financial markets, and credit risks arising from yield-seeking investors increasing their exposure to lower-rated corporate and sovereign borrowers, as well as escalations in trade protectionism globally and geopolitical tensions in East Asia and the Middle East. In light of the high level of interdependence of the global economy, unfavorable changes in the global financial markets, including as a result of any of the foregoing developments, could have a material adverse effect on the Korean economy and financial markets, and in turn on our business, financial condition and results of operations.

We are also exposed to adverse changes and volatility in the global and Korean financial markets as a result of our liabilities and assets denominated in foreign currencies and our holdings of trading and investment securities, including structured products. The value of the Won relative to major foreign currencies in general and the U.S. dollar in particular has fluctuated widely in recent years. See “Item 3.A. Selected Financial Data—Exchange Rates.” A depreciation of the Won will increase our cost in Won of servicing our foreign currency-denominated debt, while continued exchange rate volatility may also result in foreign exchange losses for us. Furthermore, as a result of changes in global and Korean economic conditions, there has been volatility in securities prices, including the stock prices of Korean and foreign companies in which we hold an interest. Such volatility has resulted in and may lead to further trading and valuation losses on our trading and investment securities portfolio as well as impairment losses on our investments accounted for under the equity method.

As a result of uncertain conditions in the Korean and global economies and financial markets, as well as factors such as fluctuations in oil and commodity prices, interest and exchange rate fluctuations, higher unemployment, lower consumer confidence, stock market volatility, potential tightening of fiscal and monetary policies and continued tensions with North Korea, the economic outlook for the financial services sector in Korea in 2018 and for the foreseeable future remains uncertain.

Acquisitions

In recent years, we have engaged in a number of acquisitions, which have affected, and may continue to affect, our results of operations and their comparability from period to period.

In March 2014, we acquired 52.02% of the outstanding shares of Woori Financial Co., Ltd., a publicly listed Korean consumer finance company, from Woori Finance Holdings Co., Ltd. for ￦280 billion, and subsequently renamed the entity KB Capital Co., Ltd. As a result, KB Capital became a consolidated subsidiary. We conducted a tender offer in May 2017, through which we acquired 5,949,300 shares of KB Capital at ￦27,500 per share, increasing our shareholding in KB Capital to 79.70%. We subsequently acquired the remaining outstanding shares of KB Capital in exchange for 2,269,057 shares of common stock of our company through a comprehensive stock swap effected in July 2017, as a result of which KB Capital became a wholly-owned subsidiary. As of December 31, 2017, KB Capital had total assets of ￦8,744 billion and total equity of ￦940 billion, and in 2017, its total revenues amounted to ￦588 billion and its profit for the year amounted to ￦121 billion.

In June 2015, we acquired 19.47% of the outstanding shares of LIG Insurance Co., Ltd., a publicly listed Korean non-life insurance company, from a group of individual shareholders for ￦651 billion, and subsequently renamed the entity KB Insurance Co., Ltd. In November 2015, we increased our shareholding in KB Insurance to 33.29% by acquiring its treasury shares for ￦231 billion, and in December 2016, we further increased our shareholding to 39.81% by purchasing new shares of KB Insurance for ￦171 billion in a rights offering. Subsequently, through a tender offer conducted in May 2017, we acquired 36,237,649 shares of KB Insurance at ￦33,000 per share, increasing our shareholding to 94.30%, as a result of which KB Insurance became a consolidated subsidiary. In July 2017, we effected a comprehensive stock swap to acquire the remaining outstanding shares of KB Insurance in exchange for 2,170,943 shares of common stock of our company, as a result of which KB Insurance became a wholly-owned subsidiary. See Note 44 of the notes to our consolidated financial statements included elsewhere in this annual report. In connection with our acquisition of additional shares of KB Insurance in May 2017, we recognized ￦2,434 billion of intangible assets, consisting mainly of the value of business acquired, which represents the difference between the fair value of KB Insurance’s insurance contract liabilities acquired and their book value as of the acquisition date. The value of business acquired is amortized over an estimated useful life of 60 years using the declining balance method, and the related amortization expense is recorded as part of our insurance expense. See Notes 3.10 and 15 of the notes to our consolidated financial statements included elsewhere in this annual report. As of December 31, 2017, KB Insurance had total assets of ￦32,352 billion and total equity of ￦3,223 billion, and in 2017, its total revenues amounted to ￦8,741 billion and its profit for the year amounted to ￦330 billion.

In addition, in May 2016, we acquired 22.56% of the outstanding shares of Hyundai Securities Co., Ltd., a publicly listed Korean securities firm, from Hyundai Merchant Marine Co., Ltd. and other shareholders for ￦1,242 billion, and further increased our shareholding in Hyundai Securities to 29.62% in June 2016 by acquiring treasury shares of Hyundai Securities for ￦107 billion. In October 2016, we increased our shareholding in Hyundai Securities to 100% by effecting a comprehensive stock swap of the outstanding shares of Hyundai Securities for 31,759,844 newly issued shares of common stock of our company, as a result of which Hyundai Securities became a consolidated subsidiary. In connection with such comprehensive stock swap, we recognized gains on bargain purchase of ￦629 billion, representing the excess of the total identifiable net assets of Hyundai Securities over the total consideration transferred (consisting of the sum of the fair value of our holdings of Hyundai Securities shares at the time of the comprehensive stock swap and the value of our common shares issued in the comprehensive stock swap), which was recorded as part of our non-operating income for 2016. Following such transaction, we merged an existing subsidiary, KB Investment & Securities, with and into Hyundai Securities in December 2016 and changed the name of the surviving entity to KB Securities Co., Ltd. As of December 31, 2017, KB Securities had total assets of ￦37,352 billion and total equity of ￦4,416 billion, and in 2017, its total revenues amounted to ￦5,974 billion and its profit for the year amounted to ￦272 billion.

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

	June 28, 2013		Dec. 31, 2013		June 30, 2014		Dec. 31, 2014		June 30, 2015		Dec. 31, 2015		June 30, 2016		Dec. 30, 2016		June 30, 2017		Dec. 28, 2017
KOSPI		1,863.32		2,011.34 (4)		2,002.21		1,915.59 (5)		2,074.20		1,961.31 (6)		1,970.35		2,026.46 (7)		2,391.79		2,467.49 (8)
~~W~~/US$ exchange rates(1)	￦	1,141.5	￦	1,055.3	￦	1,011.6	￦	1,090.9	￦	1,117.3	￦	1,169.3	￦	1,154.2	￦	1,203.7	￦	1,143.8	￦	1,067.4
Corporate bond rates(2)		3.54%		3.64%		3.42%		2.87%		2.51%		2.64%		2.26%		2.79%		2.84%		3.08%
Treasury bond rates(3)		2.88%		2.86%		2.68%		2.10%		1.79%		1.66%		1.25%		1.64%		1.7%		2.1%

(1)	Represents the noon buying rate on the dates indicated.
(2)	Measured by the yield on three-year Korean corporate bonds rated as A+ by the Korean credit rating agencies.
(3)	Measured by the yield on three-year treasury bonds issued by the Ministry of Strategy and Finance of Korea.
(4)	As of December 30, 2013, the last day of trading for the KRX KOSPI Market in 2013.
(5)	As of December 30, 2014, the last day of trading for the KRX KOSPI Market in 2014.
(6)	As of December 30, 2015, the last day of trading for the KRX KOSPI Market in 2015.
(7)	As of December 29, 2016, the last day of trading for the KRX KOSPI Market in 2016.
(8)	As of December 28, 2017, the last day of trading for the KRX KOSPI Market in 2017.

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

Impairment of Loans and Allowances for Loan Losses

We evaluate our loan portfolio for impairment on an ongoing basis. We have established allowances for loan losses, which are available to absorb losses in our loan portfolio. If we believe that additions or changes to the allowances for loan losses are required, we record a provision for loan losses (as part of our provision for credit losses), which is treated as a charge against current income. Loan exposures that we deem to be uncollectible, including actual loan losses, net of recoveries of previously written-off amounts, are charged directly against the allowances for loan losses.

We have established our allowance for credit losses as of December 31, 2015, 2016 and 2017 in accordance with International Accounting Standard 39, Financial Instruments: Recognition and Measurement. IFRS 9 Financial Instruments is effective, and replaces International Accounting Standard 39, for annual periods commencing on or after January 1, 2018. See “Item 5.B. Liquidity and Capital Resources—Recent Accounting Pronouncements.”

International Accounting Standard 39

Our accounting policies under International Accounting Standard 39 for losses arising from the impairment of loans and allowances for loan losses are described in Note 3.6 of the notes to our consolidated financial statements. We base the level of our allowances for loan losses on an evaluation of the risk characteristics of our loan portfolio. The evaluation considers factors such as historical loss experience, the financial condition of our borrowers and current economic conditions.

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

Our consolidated financial statements for the year ended December 31, 2017 included total allowances for loan losses of ￦2,110 billion as of that date. Our total loan charge-offs, net of recoveries, amounted to ￦578 billion and we recorded a provision for loan losses (which forms a part of the provision for credit losses, together with provisions for unused loan commitments, acceptances and guarantees, financial guarantee contracts and other financial assets) of ￦583 billion in 2017.

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

IFRS 9

IFRS 9 introduces a new impairment model which requires recording of allowance for credit losses based on expected losses instead of incurred losses (as is the case under International Accounting Standard 39), and recognition of any subsequent changes in expected credit losses in profit or loss. Under IFRS 9, the allowance required to be established with respect to a loan or receivable is the amount of the 12-month expected credit loss or the lifetime expected credit loss for the applicable loan or receivable, according to the three stages of credit risk deterioration since initial recognition, as follows:

•	Stage 1 (loans and receivables for which credit risk has not significantly increased since initial recognition): the allowance for credit losses must cover expected credit losses due to possible defaults on the relevant loan or receivable within a 12-month period from the reporting date.

•	Stage 2 (loans and receivables for which credit risk has significantly increased since initial recognition): the allowance for credit losses must over expected credit losses from all possible defaults during the expected lifetime of the relevant loan or receivable.

•	Stage 3 (credit-impaired loans and receivables): the allowance for credit losses must over expected credit losses from all possible defaults during the expected lifetime of the relevant loan or receivable.

For further information regarding IFRS 9, see Note 2.1 of the notes to our consolidated financial statements.

We expect that the determination of the allowance for credit losses for loans and receivables under IFRS 9 will continue to require significant management judgment and estimates, regarding matters such as the level of credit risk and the amount of expected credit losses for our loans and receivables.

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

For financial instruments traded in the over-the-counter market, we measure the fair value of such instruments as the arithmetic mean of prices obtained from Korea Asset Pricing (an affiliate of Fitch Ratings), KIS Pricing (an affiliate of Moody’s Investors Service), NICE Pricing and Information and FN Pricing, all four of which are recognized as major qualified independent pricing services in Korea. There are extremely rare cases where we do not receive price quotes from all four of the pricing services described above. In such cases, we contact the pricing service which did not submit a price quote to discuss the reason why it cannot provide a price and, following such discussion, we use the arithmetic mean of only the prices obtained from the other pricing services so long as there is no reason to believe that the prices that have been submitted are inadequate. We generally do not adjust the prices we obtain from these independent pricing services, as the variance among such prices is insignificant in most cases (primarily because most of the financial instruments we hold consist of government bonds and highly-rated corporate bonds, there is a high volume of transactions in the over-the-counter market and actual transaction prices are monitored and referenced by the pricing services).

Our consolidated financial statements for the year ended December 31, 2017 included financial assets measured at fair value using a valuation technique of ￦61,347 billion, representing 73.33% of total financial assets measured at fair value, and financial liabilities measured at fair value using a valuation technique of ￦12,947 billion, representing 85.37% of total financial liabilities measured at fair value. As used herein, the fair value using a valuation technique means the fair value at Level 2 and Level 3 in the fair value hierarchy.

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

Our consolidated financial statements for the year ended December 31, 2017 included deferred income tax assets and liabilities of ￦4 billion and ￦533 billion, respectively, as of that date, after offsetting of ￦1,321 billion of deferred income tax liabilities and assets.

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

We recognize our uncertain tax positions in our financial statements based on the guidance in International Accounting Standard 12, Income Taxes, which allows recognition of tax payments as current income tax assets to the extent it is probable that they will be recovered from the tax authorities.

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

Results of Operations

Net Interest Income

The following table shows, for the periods indicated, the principal components of our net interest income:

	Year Ended December 31,						Percentage Change
	2015		2016		2017		2016/2015	2017/2016
	(in billions of Won, except percentages)						(%)
Interest income
Due from financial institutions(1)	￦	152	￦	111	￦	126	(27.0)%	13.5%
Loans		9,235		9,021		10,096	(2.3)	11.9
Financial investments (debt securities)(2)		989		890		1,160	(10.0)	30.3

Total interest income		10,376		10,022		11,382	(3.4)	13.6

Interest expense
Deposits		3,035		2,477		2,346	(18.4)	(5.3)
Debts		271		289		446	6.6	54.3
Debentures		867		853		880	(1.6)	3.2

Total interest expense		4,173		3,619		3,672	(13.3)	1.5

Net interest income	￦	6,203	￦	6,403	￦	7,710	3.2	20.4

Net interest margin(3)		2.20%		2.13%		2.27%

(1)	Consists of cash and interest earning deposits in other banks.
(2)	Consists of debt securities in our available-for-sale and held-to-maturity financial asset portfolios.
(3)	The ratio of net interest income to average interest earning assets. See “Item 3.A. Selected Financial Data—Profitability ratios and other data.”

Comparison of 2017 to 2016

Interest income. Interest income increased 13.6% from ￦10,022 billion in 2016 to ￦11,382 billion in 2017, primarily as a result of an 11.9% increase in interest on loans and a 30.2% increase in interest on debt securities in our financial investments portfolio. The average volume of our interest earning assets increased 13.0% from ￦301,185 billion in 2016 to ￦340,295 billion in 2017, principally due to growth in our loan and debt securities portfolios. The effect of this increase was slightly enhanced by a 2 basis point increase in the average yields on our interest earning assets from 3.33% in 2016 to 3.34% in 2017, which mainly reflected an increase in interest rates for loans commencing in the second half of 2017, despite a decrease in the general level of interest rates in Korea in 2017 compared to 2016.

The 11.9% increase in interest on loans from ￦9,021 billion in 2016 to ￦10,096 billion in 2017 was primarily the result of:

•	a 9.2% increase in the average volume of corporate loans from ￦112,657 billion in 2016 to ￦123,004 billion in 2017, which was enhanced by a 14 basis point increase in the average yields on such loans from 3.08% in 2016 to 3.22% in 2017;

•	a 17.3% increase in the average volume of other consumer loans from ￦39,506 billion in 2016 to ￦46,325 billion in 2017, which was partially offset by a 7 basis point decrease in the average yields on such loans from 4.64% in 2016 to 4.57% in 2017;

•	a 9.5% increase in the average volume of mortgage loans from ￦55,638 billion in 2016 to ￦60,944 billion in 2017, which was enhanced by a 2 basis point increase in the average yields on such loans from 2.74% in 2016 to 2.76% in 2017; and

•	a 16.0% increase in the average volume of credit card receivables from ￦12,827 billion in 2016 to ￦14,881 billion in 2017, which was partially offset by a 31 basis point decrease in the average yields on such loans from 8.76% in 2016 to 8.45% in 2017.

The increase in the average volume of corporate loans mainly reflected our increased marketing efforts and increased demand for such loans from corporate borrowers in Korea, as well as the addition of the corporate loans of KB Insurance (which became a consolidated subsidiary in May 2017) to our corporate loan portfolio. The increase in the average volume of other consumer loans and mortgage loans mainly reflected higher demand for such loans among consumers in Korea, as well as the addition of the other consumer loans (including policy loans) and mortgage loans of KB Insurance commencing in May 2017, and the full-year effect of the addition of the other consumer loans (including margin loans) of Hyundai Securities (which became a consolidated subsidiary in October 2016), to our other consumer and mortgage loan portfolios. The increase in the average volume of credit card receivables was attributable primarily to an increase in the number of credit cards issued, as well as in the use of credit cards by our customers. The average yields on corporate loans and mortgage loans increased mainly as a result of an increase in interest rates for such loans in Korea commencing in the second half of 2017, while the average yields on other consumer loans and credit card loans decreased primarily due to a decrease in the general level of interest rates in Korea in 2017 compared to 2016.

Overall, the average yields on our loans increased by 9 basis points from 3.50% in 2016 to 3.59% in 2017, while the average volume of our loans increased 9.3% from ￦257,687 billion in 2016 to ￦281,538 billion in 2017.

Debt securities in our financial investments portfolio consist of available-for-sale debt securities and held-to-maturity debt securities, including debt securities issued by government-owned or -controlled enterprises or financial institutions and debt securities issued by Korean banks and other financial institutions. The 30.3% increase in interest on debt securities in our financial investments portfolio from ￦890 billion in 2016 to ￦1,160 billion in 2017 was primarily the result of a 40.9% increase in the average volume of such debt securities from ￦34,868 billion in 2016 to ￦49,137 billion in 2017, which was partially offset by a 19 basis point decrease in average yields on such debt securities from 2.55% in 2016 to 2.36% in 2017. The increase in the average volume of such debt securities was principally due to the addition of the debt securities holdings of KB Insurance commencing in May 2017, and the full-year effect of the addition of the debt securities holdings of Hyundai Securities commencing in October 2016, to our financial investments portfolio. The decrease in average yields on such debt securities mainly reflected the lower interest rate environment in Korea in 2017 compared to 2016.

Interest expense. Interest expense increased 1.5% from ￦3,619 billion in 2016 to ￦3,672 billion in 2017 primarily due to a 54.3% increase in interest expense on debts, which was mostly offset by a 5.3% decrease in interest expense on deposits. The average volume of interest bearing liabilities increased 10.7% from ￦283,868 billion in 2016 to ￦314,118 billion in 2017, which mainly reflected an increase in the average volume of deposits and debts. The effect of this increase was mostly offset by a 10 basis point decrease in the average cost of interest bearing liabilities from 1.27% in 2016 to 1.17% in 2017, which was driven mainly by a decrease in the general level of interest rates in Korea in 2017 compared to 2016.

The 54.3% increase in interest expense on debts from ￦289 billion in 2016 to ￦446 billion in 2017 was primarily due to a 45.0% increase in the average volume of debts from ￦22,798 billion in 2016 to ￦33,065 billion in 2017, which was enhanced by an 8 basis point increase in the average cost of such debts from 1.27% in 2016 to 1.35% in 2017. The increase in the average volume of debts was principally due to the full-year effect of the addition of the debts (particularly repurchase agreements) of Hyundai Securities to our debts commencing in October 2016. The increase in the average cost of debts mainly reflected an increase in interest rates for borrowings in Korea commencing in the second half of 2017.

The 5.3% decrease in interest expense on deposits from ￦2,477 billion in 2016 to ￦2,346 billion in 2017 was primarily due to an 11 basis point decrease in the average cost of time deposits from 1.69% in 2016 to 1.58%

in 2017, which was offset in part by a 1.5% increase in the average volume of such deposits from ￦125,612 billion in 2016 to ￦127,478 billion in 2017. The decrease in the average cost of time deposits mainly reflected the lower interest rate environment in Korea in 2017 compared to 2016. The increase in the average volume of time deposits was principally due to an increase in time deposits for corporate customers. Overall, the average cost of our deposits decreased by 12 basis points from 1.09% in 2016 to 0.97% in 2017, while the average volume of our deposits increased 6.4% from ￦226,857 billion in 2016 to ￦241,286 billion in 2017.

Net interest margin. Net interest margin represents the ratio of net interest income to average interest earning assets. Our overall net interest margin increased from 2.13% in 2016 to 2.27% in 2017, as a 20.4% increase in our net interest income from ￦6,403 billion in 2016 to ￦7,710 billion in 2017 outpaced a 13.0% increase in the average volume of our interest earnings assets from ￦301,185 billion in 2016 to ￦340,295 billion in 2017. The 13.0% growth in average interest earning assets outpaced a 10.7% increase in average interest bearing liabilities from ￦283,868 billion in 2016 to ￦314,118 billion in 2017, while the increase in interest income outpaced an increase in interest expense, resulting in an increase in net interest income. The magnitude of this increase was enhanced by an increase in our net interest spread, which represents the difference between the average yield on our interest earning assets and the average cost of our interest bearing liabilities, from 2.06% in 2016 to 2.18% in 2017. The increase in our net interest spread reflected a decrease in the average cost of our interest bearing liabilities compared to a slight increase in the average yield of our interest earning assets, primarily due to the earlier adjustment of interest rates on interest earning assets compared to interest rates on interest bearing liabilities in the context of an increase in the general level of interest rates in Korea commencing in the second half of 2017.

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

The average yields on corporate loans, home equity loans, mortgage loans and other consumer loans decreased mainly as a result of the decrease in the general level of interest rates in Korea applicable to such loans from 2015 to 2016. The increase in the average volume of corporate loans mainly reflected our increased marketing efforts as well as increased demand for such loans from corporate borrowers in Korea. The increase in the average volume of home equity loans and mortgage loans mainly reflected increased demand for such loans in Korea, following initiatives by the Korean government in 2015 to revive the housing market in Korea by loosening regulations on mortgage lending. The increase in the average volume of other consumer loans mainly reflected higher demand for such loans in Korea, as well as the addition of the other consumer loans (including margin loans) of Hyundai Securities to our other consumer loan portfolio commencing in October 2016.

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

The 6.6% increase in interest expense on debts from ￦271 billion in 2015 to ￦289 billion in 2016 was mainly due to a 16.0% increase in the average volume of debts from ￦19,649 billion in 2015 to ￦22,798 billion in 2016, which was partially offset by an 11 basis point decrease in the average cost of debts from 1.38% in 2015 to 1.27% in 2016. The increase in the average volume of debts was principally due to the addition of the debts (particularly repurchase agreements) of Hyundai Securities to our debts commencing in October 2016. The decrease in the average cost of debts mainly reflected the general decrease in market interest rates in Korea in 2016.

Net interest margin. Our overall net interest margin decreased from 2.20% in 2015 to 2.13% in 2016, as a 3.2% increase in our net interest income from ￦6,203 billion in 2015 to ￦6,403 billion in 2016 was outpaced by a 6.7% increase in the average volume of our interest earnings assets from ￦282,315 billion in 2015 to ￦301,185 billion in 2016. The 6.7% growth in average interest earning assets was outpaced by an 8.9% increase in average interest bearing liabilities from ￦260,770 billion in 2015 to ￦283,868 billion in 2016, while the decrease in interest income was outpaced by a decrease in interest expense, resulting in an increase in net interest income. However, our net interest spread declined slightly from 2.07% in 2015 to 2.06% in 2016. The decline in our net interest spread reflected a larger decrease in the average yield of our interest earning assets, relative to the decrease in the average cost of our interest bearing liabilities, primarily due to the earlier adjustment of interest rates on interest earning assets compared to interest rates on interest bearing liabilities in the context of the lower interest rate environment in 2016.

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

In accordance with the guidelines of the Financial Supervisory Service, if our provision for loan losses is deemed insufficient for regulatory purposes, we compensate for the difference by recording a regulatory reserve for credit losses, which is segregated within retained earnings. See “Item 4.B. Business Overview—Assets and Liabilities—Loan Portfolio—Regulatory Reserve for Credit Losses” and Note 26.4 of the notes to our consolidated financial statements included elsewhere in this annual report.

Comparison of 2017 to 2016

Our provision for credit losses increased 1.7% from ￦539 billion in 2016 to ￦548 billion in 2017, primarily due to an increase in provision for loan losses in respect of our retail loans. Such increase resulted mainly from an increase in the volume of our outstanding retail loans, as well as higher net write-offs of such loans. Such increase was offset in part by a decrease in provision for loan losses in respect of our corporate loans, which resulted primarily from an improvement in the overall asset quality of our corporate loan portfolio, including a decrease in impaired corporate loans.

Our write-offs, net of recoveries, decreased 34.5% from ￦884 billion in 2016 to ￦578 billion in 2017, primarily due to a decrease in write-offs of corporate loans and an increase in recoveries from written-off corporate loans.

Our reversal of provision for acceptances and guarantees and unused loan commitments increased 12.8% from ￦39 billion in 2016 to ￦44 billion in 2017, due mainly to an increase in reversal of provision for unused loan commitments.

Comparison of 2016 to 2015

Our provision for credit losses decreased 48.0% from ￦1,037 billion in 2015 to ￦539 billion in 2016, primarily due to a decrease in provision for loan losses in respect of our corporate loans. Such decrease resulted mainly from an improvement in the overall asset quality of our corporate loan portfolio, including a decrease in impaired corporate loans.

Our write-offs, net of recoveries, decreased 4.5% from ￦926 billion in 2015 to ￦884 billion in 2016, primarily due to a decrease in write-offs of retail loans and an increase in recoveries from written-off corporate loans.

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

Corporate Loans. The following table shows, for the periods indicated, certain information regarding our impaired corporate loans:

	As of December 31,
	2015	2016	2017
Impaired corporate loans as a percentage of total corporate loans	1.9%	1.4%	1.1%
Allowances for loan losses for corporate loans as a percentage of total corporate loans	1.5	1.2	0.9
Allowances for loan losses for corporate loans as a percentage of impaired corporate loans	80.4	83.4	86.7
Net charge-offs of corporate loans as a percentage of total corporate loans	0.5	0.4	0.1

During 2017, both impaired corporate loans and allowances for loan losses for corporate loans, as a percentage of total corporate loans, decreased primarily due to a decrease in our impaired corporate loans, which mainly reflected our efforts to improve the asset quality of our corporate loan portfolio, as well as an increase in our total corporate loans. Such decrease in our impaired corporate loans outpaced a decrease in allowances for loan losses for corporate loans, which caused the level of allowances for loan losses for corporate loans as a percentage of impaired corporate loans to increase during 2017.

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

Retail Loans. The following table shows, for the periods indicated, certain information regarding our impaired retail loans:

	As of December 31,
	2015	2016	2017
Impaired retail loans as a percentage of total retail loans	0.5%	0.4%	0.3%
Allowances for loan losses for retail loans as a percentage of total retail loans	0.4	0.4	0.3
Allowances for loan losses for retail loans as a percentage of impaired retail loans	80.3	83.6	86.6
Net charge-offs of retail loans as a percentage of total retail loans	0.1	0.1	0.1

During 2017, both impaired retail loans and allowances for loan losses for retail loans, as a percentage of total retail loans, decreased primarily due to a decrease in our impaired retail loans, which mainly reflected higher write-offs of such loans, as well as an increase in the amount of our total retail loans. Allowances for loan losses for retail loans as a percentage of impaired retail loans increased during 2017, as the decrease in our impaired retail loans outpaced a decrease in allowances for loan losses for retail loans.

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

Credit Card Balances. The following table shows, for the periods indicated, certain information regarding our impaired credit card balances:

	As of December 31,
	2015	2016	2017
Impaired credit card balances as a percentage of total credit card balances	2.3%	2.2%	2.3%
Allowances for loan losses for credit card balances as a percentage of total credit card balances	3.3	3.1	3.0
Allowances for loan losses for credit card balances as a percentage of impaired credit card balances	143.2	137.1	128.6
Net charge-offs as a percentage of total credit card balances	2.0	1.6	1.8

During 2017, impaired credit card balances as a percentage of total credit card balances increased as the rate of increase in our impaired credit card balances outpaced the rate of increase in the amount of our total credit card balances. Allowances for loan losses for credit card balances as a percentage of both total credit card balances and impaired credit card balances decreased during 2017, primarily as a result of an improvement in the asset quality of our credit card balances that were neither past due nor impaired.

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

Net Fee and Commission Income

The following table shows, for the periods indicated, the components of our net fee and commission income:

	Year Ended December 31,						Percentage Change
	2015		2016		2017		2016/2015	2017/2016
	(in billions of Won)						(%)
Fee and commission income	￦	2,971	￦	3,151	￦	3,988	6.1%	26.6%
Fee and commission expense		(1,436)		(1,566)		(1,938)	9.1	23.8

Net fee and commission income	￦	1,535	￦	1,585	￦	2,050	3.3	29.3

Comparison of 2017 to 2016

Our net fee and commission income increased 29.3% from ￦1,585 billion in 2016 to ￦2,050 billion in 2017, primarily due to a 26.6% increase in fee and commission income from ￦3,151 billion in 2016 to ￦3,988 billion in 2017, which was offset in part by a 23.8% increase in fee and commission expense from ￦1,566 billion in 2016 to ￦1,938 billion in 2017.

The 26.6% increase in fee and commission income was mainly the result of increases in securities brokerage fees, credit card related fees and commissions and trust and other fiduciary fees. Securities brokerage fees increased 190.3% from ￦155 billion in 2016 to ￦450 billion in 2017 primarily due to the full-year effect of the addition of the securities brokerage fees of Hyundai Securities (which became a consolidated subsidiary in October 2016) to our fee and commission income, as well as the continued growth of our securities brokerage business in 2017. Credit card related fees and commissions received increased 15.0% from ￦1,259 billion in 2016 to ￦1,448 billion in 2017 primarily as a result of an increase in the number of credit cards issued, as well as in the use of credit cards by our customers. Trust and other fiduciary fees increased 61.6% from ￦219 billion in 2016 to ￦354 billion in 2017 mainly due to an increase in trust fees, primarily reflecting an increase in our sales of money trust products.

The 23.8% increase in fee and commission expense was primarily due to a 22.5% increase in credit card related fees and commissions paid from ￦1,210 billion in 2016 to ￦1,482 billion in 2017. The increase in credit card related fees and commissions paid mainly reflected the increases in the number and use of our credit cards, as well as an increase in credit card marketing expenses.

Comparison of 2016 to 2015

Our net fee and commission income increased 3.3% from ￦1,535 billion in 2015 to ￦1,585 billion in 2016, primarily due to a 6.1% increase in fee and commission income from ￦2,971 billion in 2015 to ￦3,151 billion in 2016, which was offset in part by a 9.1% increase in fee and commission expense from ￦1,436 billion in 2015 to ￦1,566 billion in 2016.

The 6.1% increase in fee and commission income was mainly the result of increases in securities brokerage fees, lease fees and credit card related fees and commissions received. Securities brokerage fees increased 76.1% from ￦88 billion in 2015 to ￦155 billion in 2016 primarily due to the addition of the securities brokerage fees of Hyundai Securities to our fee and commission income commencing in October 2016. Lease fees increased 100.0% from ￦38 billion in 2015 to ￦76 billion in 2016, which mainly reflected an increase in fees received on automobile leases and other lease-related income. Credit card related fees and commissions received increased 2.9% from ￦1,223 billion in 2015 to ￦1,259 billion in 2016, primarily as a result of increased use of credit cards by our customers.

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

Net Insurance Income

The following table shows, for the periods indicated, the components of our net insurance income:

	Year Ended December 31,						Percentage Change
	2015		2016		2017		2016/2015	2017/2016
	(in billions of Won)						(%)
Insurance income(1)	￦	1,373	￦	1,201	￦	8,971	(12.5)%	647.0%
Insurance expense(1)		(1,479)		(1,319)		(8,377)	(10.8)	535.1

Net insurance income (expense)(1)	￦	(106)	￦	(118)	￦	594	11.3	N/M	(2)

(1)	Commencing in 2017, insurance income and expense (comprising insurance income and expense of KB Life Insurance and KB Kookmin Card, as well as insurance income and expense of KB Insurance from the date of its consolidation in May 2017) are recorded as separate line items, instead of as part of other operating income and expenses. Insurance income and expense of KB Life Insurance and KB Kookmin Card for prior years have been reclassified accordingly.
(2)	“N/M” means not meaningful.

Comparison of 2017 to 2016

Our net insurance income (expense) changed from an expense of ￦118 billion in 2016 to income of ￦594 billion in 2017, primarily due to a significant increase in insurance income from ￦1,201 billion in 2016 to ￦8,971 billion in 2017, which was offset in part by a significant increase in insurance expense from ￦1,319 billion in 2016 to ￦8,377 billion in 2017.

The increase in insurance income was mainly due to increases in premium income and reinsurance income. Premium income increased significantly from ￦1,190 billion in 2016 to ￦8,235 billion in 2017, while reinsurance income increased significantly from ￦11 billion in 2016 to ￦565 billion in 2017. Such increases were attributable primarily to the addition of the premium and reinsurance income of KB Insurance (which became a consolidated subsidiary in May 2017) to our insurance income.

The increase in insurance expense was primarily due to increases in insurance claims paid, refunds of surrender value and provision of policy reserves. Insurance claims paid increased significantly from ￦159 billion in 2016 to ￦2,945 billion in 2017, refunds of surrender value increased 218.0% from ￦690 billion in 2016 to ￦2,194 billion in 2017, and provision of policy reserves increased 349.2% from ￦366 billion in 2016 to ￦1,644 billion in 2017. Such increases were attributable mainly to the addition of the insurance claims paid, refunds of surrender value and provision of policy reserves of KB Insurance to our insurance expense commencing in May 2017.

Comparison of 2016 to 2015

Our net insurance expense increased from ￦106 billion in 2015 to ￦118 billion in 2016, primarily due to a 12.5% decrease in insurance income from ￦1,373 billion in 2015 to ￦1,201 billion in 2016, which was offset in part by a 10.8% decrease in insurance expense from ￦1,479 billion in 2015 to ￦1,319 billion in 2016.

The 12.5% decrease in insurance income was mainly due to a 12.7% decrease in premium income from ￦1,363 billion in 2015 to ￦1,190 billion in 2016, principally reflecting a decrease in our sales of savings-type insurance policies.

The 10.8% decrease in insurance expense was principally due to a 44.5% decrease in provision of policy reserves from ￦660 billion in 2015 to ￦366 billion in 2016, mainly reflecting the decrease in our sales of savings-type insurance policies.

Net Gain (Loss) on Financial Assets and Liabilities at Fair Value through Profit or Loss

The following table shows, for the periods indicated, the components of our net gain on financial assets and liabilities at fair value through profit or loss:

	Year Ended December 31,						Percentage Change
	2015		2016		2017		2016/2015		2017/2016
	(in billions of Won)						(%)
Net gain on financial assets held-for-trading	￦	328	￦	198	￦	594	(39.6)%		200.0%
Net gain (loss) on derivatives held-for-trading		(11)		173		906	N/M	(1)	423.7
Net gain (loss) on financial liabilities held-for-trading		(61)		1		(29)	N/M	(1)	N/M	(1)
Net gain (loss) on financial instruments designated at fair value through profit or loss		104		(381)		(731)	N/M	(1)	91.9

Net gain (loss) on financial assets and liabilities at fair value through profit or loss	￦	360	￦	(9)	￦	740	N/M	(1)	N/M	(1)

(1)	“N/M” means not meaningful.

Comparison of 2017 to 2016

Our net gain (loss) on financial assets and liabilities at fair value through profit or loss changed from a net loss of ￦9 billion in 2016 to a net gain of ￦740 billion in 2017. Such change was primarily attributable to increases in net gain on derivatives held-for-trading and in net gain on financial assets held-for-trading, which were offset in part by an increase in net loss on financial instruments designated at fair value through profit or loss.

•	Our net gain on derivatives held-for-trading increased more than five-fold from ￦173 billion in 2016 to ￦906 billion in 2017, primarily due to a 170.4% increase in net gain on stock or stock index derivatives held-for-trading from ￦240 billion in 2016 to ￦649 billion in 2017.

•	Our net gain on financial assets held-for-trading increased three-fold from ￦198 billion in 2016 to ￦594 billion in 2017, mainly as a result of a 108.9% increase in net gain on debt securities from ￦192 billion in 2016 to ￦401 billion in 2017, as well as an increase in net gain on equity securities from ￦6 billion in 2016 to ￦192 billion in 2017.

•	Our net loss on financial instruments designated at fair value through profit or loss increased 91.9% from ￦381 billion in 2016 to ￦731 billion in 2017, mainly due to a 61.3% increase in net loss on financial liabilities designated at fair value through profit or loss from ￦491 billion in 2016 to ￦792 billion in 2017.

Such changes were attributable in part to the full-year effect of the addition of the net gain (loss) on financial assets and liabilities at fair value through profit or loss of Hyundai Securities (which became a consolidated subsidiary in October 2016) to our net gain (loss) on such assets and liabilities.

Comparison of 2016 to 2015

Our net gain (loss) on financial assets and liabilities at fair value through profit or loss changed from a net gain of ￦360 billion in 2015 to a net loss of ￦9 billion in 2016. Such change was primarily attributable to a change in net gain (loss) on financial instruments designated at fair value through profit or loss and a decrease in net gain on financial assets held-for-trading, the effect of which was offset in part by changes in net gain (loss) on both derivatives and financial liabilities held-for-trading.

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

Such changes were attributable in part to the addition of the net gain (loss) on financial assets and liabilities at fair value through profit or loss of Hyundai Securities to our net gain (loss) on such assets and liabilities commencing in October 2016.

For further information regarding our net gain (loss) on financial assets and liabilities at fair value through profit or loss, see Note 29 of the notes to our consolidated financial statements included elsewhere in this annual report.

General and Administrative Expenses

The following table shows, for the periods indicated, the components of our general and administrative expenses:

	Year Ended December 31,						Percentage Change
	2015		2016		2017		2016/2015	2017/2016
	(in billions of Won)						(%)
Employee compensation and benefits	￦	3,126	￦	3,756	￦	3,769	20.2%	0.3%
Depreciation and amortization		257		289		370	12.5	28.0
Other general and administrative expenses		1,141		1,184		1,490	3.8	25.8

General and administrative expenses	￦	4,524	￦	5,229	￦	5,629	15.6	7.6

Comparison of 2017 to 2016

Our general and administrative expenses increased 7.6% from ￦5,229 billion in 2016 to ￦5,629 billion in 2017, primarily as a result of a 25.8% increase in other general and administrative expenses from ￦1,184 billion in 2016 to ￦1,490 billion in 2017, as well as a 28.0% increase in depreciation and amortization expenses from ￦289 billion in 2016 to ￦370 billion in 2017. The increase in other general and administrative expenses was attributable mainly to a 45.3% increase in taxes and dues from ￦135 billion in 2016 to ￦196 billion in 2017, a 40.0% increase in service fees from ￦129 billion in 2016 to ￦179 billion in 2017, and a 14.3% increase in rental expense from ￦281 billion in 2016 to ￦321 billion in 2017. Such increases were primarily due to the full-year effect of the addition of such expenses of Hyundai Securities (which became a consolidated subsidiary in October 2016), as well as the addition of such expenses of KB Insurance (which became a consolidated subsidiary in May 2017), to our general and administrative expenses. The increase in depreciation and amortization expenses was primarily due to the full-year effect of the addition of such expenses of Hyundai Securities commencing in October 2016, as well as the addition of such expenses of KB Insurance commencing in May 2017, to our depreciation and amortization expenses.

Our employee compensation and benefits increased 0.3% from ￦3,756 billion in 2016 to ￦3,769 billion, principally due to a 31.5% increase in salaries from ￦1,874 billion in 2016 to ￦2,465 billion in 2017, as well as a 12.0% increase in other short-term employee benefits from ￦734 billion in 2016 to ￦823 billion in 2017. Such increases were attributable mainly to the full-year effect of the addition of such expenses of Hyundai Securities commencing in October 2016, as well as the addition of such expenses of KB Insurance commencing in May 2017, to our employee compensation and benefits. Such increases were offset in large part by an 82.2% decrease in termination benefits from ￦903 billion in 2016 to ￦161 billion in 2017, which resulted mainly from a significant decrease in the number of employees participating in the voluntary early retirement program implemented by Kookmin Bank.

Comparison of 2016 to 2015

Our general and administrative expenses increased 15.6% from ￦4,524 billion in 2015 to ￦5,229 billion in 2016, primarily as a result of a 20.2% increase in employee compensation and benefits from ￦3,126 billion in 2015 to ￦3,756 billion in 2016. The increase in employee compensation and benefits was principally due to a 130.4% increase in termination benefits from ￦392 billion in 2015 to ￦903 billion in 2016, which resulted mainly from a significant increase in the number of employees participating in the voluntary early retirement program implemented by Kookmin Bank. Such increase was enhanced by a 6.2% increase in salaries from ￦1,764 billion in 2015 to ￦1,874 billion in 2016, which was attributable mainly to the addition of the salaries of Hyundai Securities to our salaries commencing in October 2016.

Net Other Operating Expenses

The following table shows, for the periods indicated, the components of our net other operating expenses:

	Year Ended December 31,						Percentage Change
	2015		2016		2017		2016/2015	2017/2016
	(in billions of Won)						(%)
Other operating income(1)	￦	3,225	￦	4,218	￦	3,237	30.8%	(23.3)%
Other operating expenses(1)		(3,835)		(4,634)		(4,139)	20.8	(10.7)

Net other operating expenses(1)	￦	(610)	￦	(416)	￦	(902)	(31.8)	116.8

(1)	Commencing in 2017, insurance income and expense (comprising insurance income and expense of KB Life Insurance and KB Kookmin Card, as well as insurance income and expense of KB Insurance from the date of its consolidation in May 2017) are recorded as separate line items, instead of as part of other operating income and expenses. Insurance income and expense of KB Life Insurance and KB Kookmin Card for prior years have been reclassified accordingly.

Comparison of 2017 to 2016

Our net other operating expenses increased 116.8% from ￦416 billion in 2016 to ￦902 billion in 2017 as a 23.3% decrease in other operating income from ￦4,218 billion in 2016 to ￦3,237 billion in 2017 outpaced a 10.7% decrease in other operating expenses from ￦4,634 billion in 2016 to ￦4,139 billion in 2017.

Other operating income includes principally gain on foreign exchange transactions, gain on sale of available-for-sale financial assets and other income. The 23.3% decrease in other operating income was primarily attributable to a 29.4% decrease in gain on foreign exchange transactions from ￦3,568 billion in 2016 to ￦2,520 billion in 2017. The decrease in gain on foreign exchange transactions, which was mainly the result of lower exchange rate volatility, was partially offset by a decrease in loss on foreign exchange transactions, which is recorded as part of other operating expenses. On a net basis, our net gain on foreign exchange transactions decreased 82.3% from ￦265 billion in 2016 to ￦47 billion in 2017.

Other operating expenses include principally loss on foreign exchange transactions, impairment on available-for-sale financial assets, loss on sale of available-for-sale financial assets and other expenses. The 10.7% decrease in other operating expense was mainly the result of a 25.1% decrease in loss on foreign exchange transactions from ￦3,303 billion in 2016 to ￦2,473 billion in 2017. The decrease in loss on foreign exchange transactions, which was primarily due to a decrease in the volume of our foreign currency transactions, was more than offset by a decrease in gain on foreign exchange transactions, which is recorded as part of other operating income as discussed above.

Comparison of 2016 to 2015

Our net other operating expenses decreased 31.8% from ￦610 billion in 2015 to ￦416 billion in 2016 as a 30.8% increase in other operating income from ￦3,225 billion in 2015 to ￦4,218 billion in 2016 outpaced a 20.8% increase in other operating expenses from ￦3,835 billion in 2015 to ￦4,634 billion in 2016.

The 30.8% increase in other operating income was attributable mainly to a 44.7% increase in gain on foreign exchange transactions from ￦2,465 billion in 2015 to ￦3,568 billion in 2016. The increase in gain on foreign exchange transactions, which was mainly the result of increased exchange rate volatility, was offset in part by an increase in loss on foreign exchange transactions, which is recorded as part of other operating expenses. On a net basis, our net gain on foreign exchange transactions increased 356.9% from ￦58 billion in 2015 to ￦265 billion in 2016.

The 20.8% increase in other operating expenses was primarily the result of a 37.2% increase in loss on foreign exchange transactions from ￦2,407 billion in 2015 to ￦3,303 billion in 2016. The increase in loss on foreign exchange transactions, which was mainly due to an increase in the volume of our foreign currency transactions, was more than offset by an increase in gain on foreign exchange transactions, which is recorded as part of other operating income as discussed above.

For further information regarding our net other operating expenses, see Note 30 of the notes to our consolidated financial statements included elsewhere in this annual report.

Net Non-operating Profit (Loss)

The following table shows, for the periods indicated, the components of our net non-operating profit (loss):

	Year Ended December 31,						Percentage Change
	2015		2016		2017		2016/2015	2017/2016
	(in billions of Won)						(%)
Share of profit of associates	￦	203	￦	281	￦	84	38.4%	(70.1)%
Net other non-operating income (expense)		140		671		39	379.3	(94.2)

Net non-operating profit (loss)	￦	344	￦	952	￦	123	176.7	(87.1)

Comparison of 2017 to 2016

Our net non-operating profit decreased 87.1% from ￦952 billion in 2016 to ￦123 billion in 2017, primarily as a result of a 94.2% decrease in net other non-operating income from ￦671 billion in 2016 to ￦39 billion in 2017 and, to a lesser extent, a 70.1% decrease in share of profit of associates from ￦281 billion in 2016 to ￦84 billion in 2017.

The 94.2% decrease in net other non-operating income was attributable mainly to a 65.0% decrease in other non-operating income from ￦746 billion in 2016 to ￦261 billion in 2017. Such decrease was mainly due to gains on bargain purchase of ￦629 billion recognized in connection with a comprehensive stock swap we effected in October 2016 to increase our shareholding in Hyundai Securities to 100%, which did not recur in 2017. See “—Overview—Acquisitions.”

The 70.1% decrease in share of profit of associates was primarily due to a 75.8% decrease in gains on equity method accounting recognized with respect to KB Insurance from ￦161 billion in 2016 to ￦39 billion in 2017, principally as a result of it becoming a consolidated subsidiary in May 2017.

Comparison of 2016 to 2015

Our net non-operating profit increased 176.7% from ￦344 billion in 2015 to ￦952 billion in 2016, principally as a result of a 379.3% increase in net other non-operating income from ￦140 billion in 2015 to ￦671 billion in 2016 and, to a lesser extent, a 38.4% increase in share of profit of associates from ￦203 billion in 2015 to ￦281 billion in 2016.

The 379.3% increase in net other non-operating income was attributable mainly to a 156.4% increase in other non-operating income from ￦291 billion in 2015 to ￦746 billion in 2016. Such increase mainly reflected gains on bargain purchase of ￦629 billion recognized in connection with the comprehensive stock swap we effected in October 2016 to increase our shareholding in Hyundai Securities to 100%.

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

Comparison of 2017 to 2016

Income tax expense increased 81.1% from ￦439 billion in 2016 to ￦795 billion in 2017, primarily due to a 57.4% increase in our profit before income tax from 2016 to 2017, as well as the effect of changes in deferred income tax assets and liabilities from a benefit of ￦201 billion in 2016 to an expense of ￦212 billion in 2017. The statutory tax rate was 24.2% in 2016 and 2017. As a result of changes to Korean corporate income tax laws that became effective in January 2018, the statutory tax rate applicable to us in 2018 will be 27.5%. Our effective tax rate was 19.2% in 2017 compared to 16.7% in 2016.

Comparison of 2016 to 2015

Income tax expense remained relatively constant at ￦439 billion in 2016 compared to ￦437 billion in 2015, despite a 21.4% increase in our profit before income tax from 2015 to 2016, as a 77.5% increase in current tax expense from ￦342 billion in 2015 to ￦607 billion in 2016 was largely offset by the effect of changes in deferred income tax assets and liabilities from an expense of ￦93 billion in 2015 to a benefit of ￦201 billion in 2016. The statutory tax rate was 24.2% in 2015 and 2016. Our effective tax rate was 16.7% in 2016 compared to 20.2% in 2015.

See Note 33 of the notes to our consolidated financial statements included elsewhere in this annual report.

Profit for the Year

As a result of the factors described above, our profit for the year was ￦3,343 billion in 2017, compared to ￦2,190 billion in 2016 and ￦1,727 billion in 2015.

Results by Principal Business Segment

We compile and analyze financial information for our business segments based upon segment information used by our management for the purposes of resource allocation and performance evaluation. We are organized into seven major business segments: retail banking operations, corporate banking operations, other banking operations, credit card operations, investment and securities operations, life insurance operations and non-life insurance operations.

The following table shows, for the periods indicated, our results of operations by segment:

	Profit(1) for the Year Ended December 31,						Total Operating Revenue(2) for the Year Ended December 31,
	2015		2016		2017		2015		2016		2017
	(in billions of Won)
Retail banking operations	￦	23	￦	108	￦	540	￦	2,116	￦	2,248	￦	2,711
Corporate banking operations		119		442		964		1,668		1,803		2,129
Other banking operations		965		414		671		1,615		1,403		1,405
Credit card operations		355		317		297		1,310		1,270		1,277
Investment and securities operations		47		642		272		185		185		1,074
Life insurance operations		11		13		21		143		140		130
Non-life insurance operations		—		—		330		—		—		1,121
Other		354		338		113		345		397		345

Total(3)	￦	1,874	￦	2,274	￦	3,208	￦	7,382	￦	7,446	￦	10,192

(1)	After deduction of income tax allocated to each segment.
(2)	Represents operating revenue from external customers. See Note 5 of the notes to our consolidated financial statements.
(3)	Prior to adjustments for consolidation, inter-segment transactions and certain differences in classification under our management reporting system.

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

Retail Banking Operations

This segment consists of retail banking services provided by Kookmin Bank. The following table shows, for the periods indicated, our income statement data for this segment:

	Year Ended December 31,						Percentage Change
	2015		2016		2017		2016/2015	2017/2016
	(in billions of Won)						(%)
Income statement data
Interest income	￦	3,858	￦	3,740	￦	3,936	(3.1)%	5.2%
Interest expense		(1,756)		(1,387)		(1,288)	(21.0)	(7.1)
Net fee and commission income		570		504		595	(11.6)	18.1
Net other operating expense		(556)		(609)		(532)	9.5	(12.6)
General and administrative expenses		(2,006)		(2,102)		(1,947)	4.8	(7.4)
Provision for credit losses		(80)		(3)		(122)	(96.3)	N/M (1)

Profit before income tax		30		143		642	376.7	349.0
Tax expense		(7)		(35)		(102)	400.0	191.4

Profit for the year	￦	23	￦	108	￦	540	369.6	400.0

(1)	“N/M” means not meaningful.

Comparison of 2017 to 2016

Our profit before income tax for this segment increased 349.0% from ￦143 billion in 2016 to ￦642 billion in 2017.

Interest income from our retail banking operations increased 5.2% from ￦3,740 billion in 2016 to ￦3,936 billion in 2017. This increase was principally due to increases in the average volume of other consumer and mortgage loans, mainly reflecting higher demand for such loans, growth in which were offset in part by a decrease in the average yield on other consumer loans from 2016 to 2017.

Our largest and most important funding source is deposits from retail customers, which represent more than half of our total deposits. Interest expense for this segment decreased 7.1% from ￦1,387 billion in 2016 to ￦1,288 billion in 2017. This decrease was mainly due to a decrease in the average cost of time deposits held by retail customers, primarily reflecting a decrease in the general level of interest rates in Korea in 2017 compared to 2016, which was offset in part by an increase in the average volume of such deposits.

Net fee and commission income attributable to this segment increased 18.1% from ￦504 billion in 2016 to ￦595 billion in 2017, mainly due to increases in trust fees received.

Net other operating expense attributable to this segment decreased 12.6% from ￦609 billion in 2016 to ￦532 billion in 2017, mainly as a result of a decrease in expenses related to inter-segment borrowings. While the lower interest rate environment in Korea in 2017 compared to 2016 led to decreases in the internal funding rates applicable to both inter-segment borrowings and lendings from 2016 to 2017, the decrease in the cost of inter-segment borrowings was higher compared to the decrease in the yield on inter-segment lendings, leading to a decrease in expenses related to inter-segment borrowings.

General and administrative expenses attributable to this segment decreased 7.4% from ￦2,102 billion in 2016 to ￦1,947 billion in 2017, primarily due to decreases in information technology and other common administrative expenses shared among the banking-related segments.

Provision for credit losses increased significantly from ￦3 billion in 2016 to ￦122 billion in 2017, mainly due to an increase in the volume of our outstanding retail loans, as well as higher net write-offs of such loans.

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

General and administrative expenses attributable to this segment increased 4.8% from ￦2,006 billion in 2015 to ￦2,102 billion in 2016, primarily due to increases in information technology and other common administrative expenses shared among the banking-related segments.

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

Corporate Banking Operations

This segment consists of corporate banking services provided by Kookmin Bank. The following table shows, for the periods indicated, our income statement data for this segment:

	Year Ended December 31,						Percentage Change
	2015		2016		2017		2016/2015	2017/2016
	(in billions of Won)						(%)
Income statement data
Interest income	￦	3,514	￦	3,297	￦	3,584	(6.2)%	8.7%
Interest expense		(1,193)		(1,011)		(1,028)	(15.3)	1.7
Net fee and commission income		233		231		236	(0.9)	2.2
Net loss from financial assets and liabilities at fair value through profit or loss		—		(1)		(2)	N/M (1)	100.0
Net other operating expense		(834)		(704)		(679)	(15.6)	(3.6)
General and administrative expenses		(847)		(950)		(974)	12.2	2.5
Provision (reversal of provision) for credit losses		(716)		(278)		7	(61.2)	N/M	(1)
Net other non-operating revenue (expense)		1		(1)		2	N/M (1)	N/M	(1)

Profit before income tax		158		583		1,146	269.0	96.6
Tax expense		(39)		(141)		(182)	261.5	29.1

Profit for the year	￦	119	￦	442	￦	964	271.4	118.1

(1)	“N/M” means not meaningful.

Comparison of 2017 to 2016

Our profit before income tax for this segment increased 96.6% from ￦583 billion in 2016 to ￦1,146 billion in 2017.

Interest income from our corporate banking operations increased 8.7% from ￦3,297 billion in 2016 to ￦3,584 billion in 2017. This increase was principally due to an increase in the average volume of corporate loans, mainly reflecting our increased marketing efforts and increased demand for such loans, which was enhanced by an increase in the average yields on such loans.

Interest expense for this segment increased 1.7% from ￦1,011 billion in 2016 to ￦1,028 billion in 2017. This increase was principally due to an increase in the average volume of time deposits held by corporate customers, primarily reflecting higher demand for such deposits, which was offset in part by a decrease in the average cost of such deposits.

Net fee and commission income attributable to this segment increased 2.2% from ￦231 billion in 2016 to ￦236 billion in 2017, primarily due to increases in fund transfer fees and trust fees received.

Net other operating expense attributable to this segment decreased 3.6% from ￦704 billion in 2016 to ￦679 billion in 2017, mainly as a result of an increase in net gains on sales of corporate loans, as well as a decrease in expenses related to inter-segment borrowings. While the lower interest rate environment in Korea in 2017 compared to 2016 led to decreases in the internal funding rates applicable to both inter-segment borrowings and lendings from 2016 to 2017, the resulting effect on costs of inter-segment borrowing for this segment was greater than the effect on income from inter-segment lending for this segment, for which the amounts generated from investing activities (and thereby recognized as inter-segment borrowing) are greater than the amounts procured from financing activities (and thereby recognized as inter-segment lending), leading to a decrease in expenses related to inter-segment borrowings.

General and administrative expenses attributable to this segment increased 2.5% from ￦950 billion in 2016 to ￦974 billion in 2017, principally due to increases in salaries and short-term benefits paid, which were offset in part by decreases in information technology and other common administrative expenses shared among the banking-related segments.

Provision (reversal of provision) for credit losses changed from a provision of ￦278 billion in 2016 to a reversal of provision of ￦7 billion in 2017, due mainly to an improvement in the asset quality of corporate loans, reflecting a decrease in impaired corporate loans, as well as lower net write-offs of such loans.

Net other non-operating revenue (expense) attributable to this segment changed from an expense of ￦1 billion in 2016 to a revenue of ￦2 billion in 2017.

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

General and administrative expenses attributable to this segment increased 12.2% from ￦847 billion in 2015 to ￦950 billion in 2016, principally due to increases in information technology and other common administrative expenses shared among the banking-related segments.

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

Other Banking Operations

This segment primarily consists of Kookmin Bank’s banking operations other than retail and corporate banking operations, including treasury activities and Kookmin Bank’s “back office” administrative operations. The following table shows, for the periods indicated, our income statement data for this segment:

	Year Ended December 31,						Percentage Change
	2015		2016		2017		2016/2015	2017/2016
	(in billions of Won)						(%)
Income statement data
Interest income	￦	1,016	￦	855	￦	819	(15.8)%	(4.2)%
Interest expense		(727)		(666)		(628)	(8.4)	(5.7)
Net fee and commission income		354		352		394	(0.6)	11.9
Net gain from financial assets and liabilities at fair value through profit or loss		287		198		100	(31.0)	(49.5)
Net other operating income		968		912		923	(5.8)	1.2
General and administrative expenses		(960)		(1,217)		(745)	26.8	(38.8)
Provision (reversal of provision) for credit losses		55		27		—	(50.9)	(100.0)
Share of profit of associates		8		18		38	125.0	111.1
Net other non-operating revenue (expense)		192		51		(75)	(73.4)	(247.1)

Profit before income tax		1,193		530		826	(55.6)	55.8
Tax expense		(228)		(116)		(155)	(49.1)	33.6

Profit for the year	￦	965	￦	414	￦	671	(57.1)	62.1

Comparison of 2017 to 2016

Our profit before income tax for this segment increased 55.8% from ￦530 billion in 2016 to ￦826 billion in 2017.

Interest income from our other banking operations decreased 4.2% from ￦855 billion in 2016 to ￦819 billion in 2017. This decrease was attributable primarily to a decrease in the average yields on debt securities in Kookmin Bank’s financial investments portfolio, mainly reflecting the lower interest rate environment in Korea in 2017 compared to 2016, which was offset in part by an increase in the average volume of such debt securities.

Interest expense for this segment decreased 5.7% from ￦666 billion in 2016 to ￦628 billion in 2017. This decrease was principally due to a decrease in the average cost of long-term debentures issued by Kookmin Bank, mainly reflecting the lower interest rate environment in Korea in 2017 compared to 2016, which was offset in part by an increase in the average volume of such debentures.

Net fee and commission income attributable to this segment increased 11.9% from ￦352 billion in 2016 to ￦394 billion in 2017, mainly due to increases in brand usage fees received from affiliates and underwriting fees received.

Net gain from financial assets and liabilities at fair value through profit or loss attributable to this segment decreased 49.5% from ￦198 billion in 2016 to ￦100 billion in 2017, principally as a result of decreases in net gains on derivatives held-for-trading.

Net other operating income attributable to this segment increased 1.2% from ￦912 billion in 2016 to ￦923 billion in 2017, mainly as a result of an increase in net gain on foreign exchange transactions, which was offset in part by a decrease in net gain on disposals of available-for-sale financial assets.

General and administrative expenses attributable to this segment decreased 38.8% from ￦1,217 billion in 2016 to ￦745 billion in 2017, primarily due to a decrease in termination benefits attributable mainly to a decrease in the number of employees participating in the voluntary early retirement program implemented by Kookmin Bank.

Reversal of provision for credit losses attributable to this segment decreased from ￦27 billion in 2016 to less than ￦1 billion in 2017, principally due to a decrease in reversal of provisions for financial guarantees and an increase in provisions for other assets.

Share of profit of associates attributable to this segment increased 111.1% from ￦18 billion in 2016 to ￦38 billion in 2017, principally as a result of an increase in gain on disposal of investments in associates and joint ventures.

Net other non-operating revenue (expense) attributable to this segment changed from a revenue of ￦51 billion in 2016 to an expense of ￦75 billion in 2017, primarily due to a one-time contribution to the Korea Inclusive Finance Agency made by Kookmin Bank (together with other Korean banks) relating to income from unclaimed cashiers’ checks.

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

Credit Card Operations

This segment consists of credit card activities conducted by KB Kookmin Card. The following table shows, for the periods indicated, our income statement data for this segment:

	Year Ended December 31,						Percentage Change
	2015		2016		2017		2016/2015	2017/2016
	(in billions of Won)						(%)
Income statement data
Interest income	￦	1,306	￦	1,261	￦	1,341	(3.4)%	6.3%
Interest expense		(326)		(280)		(257)	(14.1)	(8.2)
Net fee and commission income		109		92		133	(15.6)	44.6
Net insurance income		27		21		20	(22.2)	(4.8)
Net other operating expense		(63)		(86)		(154)	36.5	79.1
General and administrative expenses		(333)		(348)		(371)	4.5	6.6
Provision for credit losses		(246)		(250)		(337)	1.6	34.8
Net other non-operating revenue (expense)		(12)		2		(7)	N/M (1)	N/M (1)

Profit before income tax		462		412		368	(10.8)	(10.7)
Tax expense		(107)		(95)		(71)	(11.2)	(25.3)

Profit for the year	￦	355	￦	317	￦	297	(10.7)	(6.3)

(1)	“N/M” means not meaningful.

Comparison of 2017 to 2016

Our profit before income tax for this segment decreased 10.7% from ￦412 billion in 2016 to ￦368 billion in 2017.

Interest income from our credit card operations increased 6.3% from ￦1,261 billion in 2016 to ￦1,341 billion in 2017. This increase was primarily due to an increase the average volume of credit card receivables, mainly reflecting increases in the number of credit cards issued and in the use of credit cards by customers, which were offset in part by a decrease in the average yields on such receivables.

Interest expense for this segment decreased 8.2% from ￦280 billion in 2016 to ￦257 billion in 2017. This decrease was primarily due to decreased funding costs for this segment in light of the lower interest rate environment in Korea in 2017 compared to 2016.

Net fee and commission income attributable to this segment increased 44.6% from ￦92 billion in 2016 to ￦133 billion in 2017, which resulted mainly from an increase in credit card related fees and commissions principally due to increases in the number and use of credit cards.

Net insurance income attributable to this segment remained relatively stable at ￦20 billion in 2017 compared to ￦21 billion in 2016.

Net other operating expense attributable to this segment increased 79.1% from ￦86 billion in 2016 to ￦154 billion in 2017, primarily due to an increase in membership reward program-related costs mainly as a result of increases in the number and use of credit cards.

General and administrative expenses attributable to this segment increased 6.6% from ￦348 billion in 2016 to ￦371 billion in 2017, mainly due to an increase in salary expenses, primarily reflecting an increase in wage levels.

Provision for credit losses increased 34.8% from ￦250 billion in 2016 to ￦337 billion in 2017, mainly due to an increase in the volume of our outstanding credit card receivables, as well as an increase in impaired credit card receivables.

Net other non-operating revenue (expense) attributable to this segment changed from a revenue of ￦2 billion in 2016 to an expense of ￦7 billion in 2017, primarily due to an increase in provisions for litigation and related costs.

Comparison of 2016 to 2015

Our profit before income tax for this segment decreased 10.8% from ￦462 billion in 2015 to ￦412 billion in 2016.

Interest income from our credit card operations decreased 3.4% from ￦1,306 billion in 2015 to ￦1,261 billion in 2016. This decrease was primarily due to a decrease in the average yields on credit card receivables, mainly reflecting the lower interest rate environment in Korea in 2016, which was offset in part by an increase in the average volume of such receivables.

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

Net insurance income attributable to this segment decreased 22.2% from ￦27 billion in 2015 to ￦21 billion in 2016, primarily due to a decrease in the sales of credit card-related insurance policies, which we stopped issuing commencing in 2016.

Net other operating expense attributable to this segment increased 36.5% from ￦63 billion in 2015 to ￦86 billion in 2016, primarily due to an increase in accumulated reward points that are recognized as other operating expense, which mainly reflected the increased use of check cards and credit cards.

General and administrative expenses attributable to this segment increased 4.5% from ￦333 billion in 2015 to ￦348 billion in 2016, mainly due to an increase in salary expenses, primarily reflecting an increase in wage levels.

Provision for credit losses increased 1.6% from ￦246 billion in 2015 to ￦250 billion in 2016, mainly due to an increase in the unused commitments of credit cards.

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

	Year Ended December 31,						Percentage Change
	2015(1)		2016(2)		2017		2016/2015		2017/2016
	(in billions of Won)						(%)
Income statement data
Interest income	￦	50	￦	143	￦	453	186.0%		216.8%
Interest expense		(25)		(70)		(201)	180.0		187.1
Net fee and commission income		98		193		551	96.9		185.5
Net gain (loss) from financial assets and liabilities at fair value through profit or loss		51		(213)		526	N/M	(3)	N/M (3)
Net other operating income (expense)		14		134		(256)	857.1		N/M (3)
General and administrative expenses		(120)		(317)		(734)	164.2		131.5
Provision (reversal of provision) for credit losses		(5)		9		(23)	N/M	(3)	N/M (3)
Share of profit of associates and joint ventures		—		106		1	N/M	(3)	(99.1)
Net other non-operating revenue		—		636		2	N/M	(3)	(99.7)

Profit before income tax		63		621		319	885.7		(48.6)
Tax expense (benefit)		(16)		21		(47)	N/M	(3)	N/M (3)

Profit for the year	￦	47	￦	642	￦	272	1,266.0		(57.6)

(1)	Income statement data for 2015 represents such data for KB Investment & Securities.
(2)	Income statement data for 2016 represents (i) for the period before Hyundai Securities became our consolidated subsidiary in October 2016, such data for KB Investment & Securities and for our minority interest in Hyundai Securities, and (ii) for the period after Hyundai Securities became our consolidated subsidiary, the combined income statement data for KB Investment & Securities and Hyundai Securities, which were merged to form KB Securities in December 2016.
(3)	“N/M” means not meaningful.

Comparison of 2017 to 2016

Our profit before income tax for this segment decreased 48.6% from ￦621 billion in 2016 to ￦319 billion in 2017.

Interest income from our investment and securities operations increased 216.8% from ￦143 billion in 2016 to ￦453 billion in 2017. This increase was primarily due to an increase in our holdings of debt securities, mainly reflecting the full-year impact of the addition of Hyundai Securities as a consolidated subsidiary in October 2016.

Interest expense for this segment increased 187.1% from ￦70 billion in 2016 to ￦201 billion in 2017, principally as a result of an increase in the volume of debts, mainly reflecting the full-year impact of the addition of Hyundai Securities as a consolidated subsidiary in October 2016.

Net fee and commission income attributable to this segment increased 185.5% from ￦193 billion in 2016 to ￦551 billion in 2017, primarily due to increases in securities brokerage commissions as well as investment banking and advisory fees received, mainly reflecting the full-year impact of the addition of Hyundai Securities as a consolidated subsidiary in October 2016.

Net gain (loss) from financial assets and liabilities at fair value through profit or loss attributable to this segment changed from a loss of ￦213 billion in 2016 to a gain of ￦526 billion in 2017, principally due to an increase in net gain on transaction and valuation of derivatives and valuation of hybrid securities, offset in part by a decrease in net gain on disposal of hybrid securities, which mainly reflected the full-year impact of the addition of Hyundai Securities as a consolidated subsidiary in October 2016.

Net other operating income (expense) attributable to this segment changed from an income of ￦134 billion in 2016 to an expense of ￦256 billion in 2017, primarily due to a significant decrease in net gain on foreign currency translation with respect to the foreign currency assets of the former Hyundai Securities, mainly as a result of the appreciation of the Won against the U.S. dollar during 2017.

General and administrative expenses attributable to this segment increased 131.5% from ￦317 billion in 2016 to ￦734 billion in 2017, principally due to an increase in employee compensation and benefits, mainly reflecting the full-year impact of an increase in the number of employees as a result of the addition of Hyundai Securities as a consolidated subsidiary in October 2016.

Provision (reversal of provision) for credit losses changed from a reversal of provision of ￦9 billion in 2016 to a provision of ￦23 billion in 2017, primarily due to the recognition in 2016 of a reversal of provisions for credit losses on privately placed bonds, which was not repeated in 2017.

Share of profit of associates and joint ventures attributable to this segment decreased 99.1% from ￦106 billion in 2016 to ￦1 billion in 2017, primarily due to gains on equity method accounting recognized in 2016 with respect to our minority interest in Hyundai Securities for the period prior to its addition as a consolidated subsidiary in October 2016, which did not recur in 2017.

Net other non-operating revenue attributable to this segment decreased 99.7% from ￦636 billion in 2016 to ￦2 billion in 2017, mainly due to gains on bargain purchase recognized in connection with a comprehensive stock swap we effected in October 2016 to increase our shareholding in Hyundai Securities to 100%, which did not recur in 2017.

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

Share of profit of associates and joint ventures attributable to this segment increased from nil in 2015 to ￦106 billion in 2016, primarily due to gains on equity method accounting recognized in 2016 with respect to our minority interest in Hyundai Securities for the period prior to its addition as a consolidated subsidiary in October 2016.

Net other non-operating revenue attributable to this segment increased from nil in 2015 to ￦636 billion in 2016, principally reflecting gains on bargain purchase recognized in connection with a comprehensive stock swap we effected in October 2016 to increase our shareholding in Hyundai Securities to 100%.

Life Insurance Operations

This segment consists of the life insurance operations of KB Life Insurance. The following table shows, for the periods indicated, our income statement data for this segment:

	Year Ended December 31,						Percentage Change
	2015		2016		2017		2016/2015	2017/2016
	(in billions of Won)						(%)
Income statement data
Interest income	￦	236	￦	234	￦	216	(0.8)%	(7.7)%
Net fee and commission expense		—		(1)		(4)	N/M (1)	300.0
Net insurance expense		(168)		(166)		(141)	(1.2)	(15.1)
Net gain from financial assets and liabilities at fair value through profit or loss		8		8		8	—	—
Net other operating income		32		39		30	21.9	(23.1)
General and administrative expenses		(79)		(95)		(72)	20.3	(24.2)
Provision for credit losses		(10)		(2)		(2)	(80.0)	—

Profit before income tax		19		17		35	(10.5)	105.9
Tax expense(2)		(8)		(4)		(14)	(50.0)	250.0

Profit for the year	￦	11	￦	13	￦	21	18.2	61.5

(1)	“N/M” means not meaningful.
(2)	Represents income tax attributable to KB Life Insurance.

Comparison of 2017 to 2016

Our profit before income tax for this segment increased 105.9% from ￦17 billion in 2016 to ￦35 billion in 2017.

Interest income from our life insurance operations decreased 7.7% from ￦234 billion in 2016 to ￦216 billion in 2017, primarily due to a decrease in the average yields on the debt securities and loan portfolios of KB Life Insurance, mainly reflecting the lower interest rate environment in Korea in 2017 compared to 2016, which was offset in part by an increase in the average volume of debt securities.

Net insurance expense attributable to this segment decreased 15.1% from ￦166 billion in 2016 to ￦141 billion in 2017, mainly due to a decrease in provision of policy reserves, which was offset in part by a decrease in premium income from savings-type insurance policies.

Net gain from financial assets and liabilities at fair value through profit or loss attributable to this segment remained constant at ￦8 billion in 2016 and 2017.

Net other operating income attributable to this segment decreased 23.1% from ￦39 billion in 2016 to ￦30 billion in 2017, principally due to a decrease in net gain on foreign currency translation.

General and administrative expenses attributable to this segment decreased 24.2% from ￦95 billion in 2016 to ￦72 billion in 2017, primarily due to decreases in marketing expenses and depreciation and amortization expenses.

Provision for credit losses remained constant at ￦2 billion in 2016 and 2017.

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

Net insurance expense attributable to this segment decreased 1.2% from ￦168 billion in 2015 to ￦166 billion in 2016, primarily due to a decrease in insurance claims paid, which was offset in part by a decrease in premium income from savings-type insurance policies.

Net gain from financial assets and liabilities at fair value through profit or loss attributable to this segment remained constant at ￦8 billion in 2015 and 2016.

Net other operating income attributable to this segment increased 21.9% from ￦32 billion in 2015 to ￦39 billion in 2016, principally due to an increase in other operating income, mainly reflecting an increase in distributions received on beneficiary certificates.

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

Non-Life Insurance Operations

This segment consists of the non-life insurance operations of KB Insurance. KB Insurance became a consolidated subsidiary in May 2017 and subsequently became a wholly-owned subsidiary in July 2017. See

“—Overview—Acquisitions.” The following table shows, for the periods indicated, our income statement data for this segment:

Year Ended December 31,
2017(1)
(in billions of Won)
Income statement data
Interest income	￦ 465
Interest expense	—
Net fee and commission expense	(98)
Net insurance income	700
Net gain from financial assets and liabilities at fair value through profit or loss	41
Net other operating income	31
General and administrative expenses	(629)
Reversal of provision for credit losses	(9)
Net other non-operating revenue	11

Profit before income tax	512
Tax expense	(181)

Profit for the year	￦ 331

(1)	Income statement data for 2017 represents such data for KB Insurance for the period after it became our consolidated subsidiary in May 2017.

Other

“Other” includes the operations of our holding company and all of our subsidiaries that were consolidated under IFRS as issued by the IASB as of December 31, 2017 except Kookmin Bank, KB Kookmin Card, KB Securities (including its predecessor entities), KB Life Insurance and KB Insurance, including principally KB Asset Management, KB Real Estate Trust, KB Investment, KB Credit Information, KB Data System, KB Savings Bank and KB Capital. See “—Overview—Acquisitions.” The following table shows, for the periods indicated, our income statement data for this segment:

	Year Ended December 31,						Percentage Change
	2015		2016		2017		2016/2015	2017/2016
	(in billions of Won)						(%)
Income statement data
Interest income	￦	414	￦	502	￦	583	21.3%	16.1%
Interest expense		(163)		(219)		(286)	34.4	30.6
Net fee and commission income		169		213		253	26.0	18.8
Net gain from financial assets and liabilities at fair value through profit or loss		15		8		20	(46.7)	150.0
Net other operating income (expense)		59		53		(53)	(10.2)	(200.0)
General and administrative expenses		(227)		(267)		(292)	17.6	9.4
Provision for credit losses		(35)		(43)		(63)	22.9	46.5
Share of profit of associates		195		157		6	(19.5)	(96.2)
Net other non-operating revenue (expense)		(35)		—		7	(100.0)	N/M (1)

Profit before income tax		391		404		175	3.3	(56.7)
Tax expense(2)		(37)		(66)		(62)	78.4	(6.1)

Profit for the year	￦	354	￦	338	￦	113	(4.5)	(66.6)

(1)	“N/M” means not meaningful.

(2)	Represents income tax attributable to our holding company and all of our subsidiaries that were consolidated under IFRS as issued by the IASB except Kookmin Bank, KB Kookmin Card, KB Securities (including its predecessor entities), KB Life Insurance and KB Insurance.

Comparison of 2017 to 2016

Our profit before income tax for this segment decreased 56.7% from ￦404 billion in 2016 to ￦175 billion in 2017.

Interest income attributable to this segment increased 16.1% from ￦502 billion in 2016 to ￦583 billion in 2017. This increase was primarily due to an increase in interest on loans of KB Capital.

Interest expense attributable to this segment increased 30.6% from ￦219 billion in 2016 to ￦286 billion in 2017, mainly due to an increase in interest expense on debentures of our holding company and KB Capital.

Net fee and commission income attributable to this segment increased 18.8% from ￦213 billion in 2016 to ￦253 billion in 2017, principally reflecting an increase in automobile rental and lease fees received by KB Capital, as well as increases in trust and other fiduciary fees received by KB Real Estate Trust.

Net gain from financial assets and liabilities at fair value through profit or loss attributable to this segment increased 150.0% from ￦8 billion in 2016 to ￦20 billion in 2017, primarily as a result of an increase in net gain related to financial instruments held-for-trading of securities funds included in this segment.

Net other operating income (expense) attributable to this segment changed from an income of ￦53 billion in 2016 to an expense of ￦53 billion in 2017, which mainly reflected a decrease in net gain on disposal of equity interests held by KB Investment, as well as an increase in depreciation expenses with respect to leased assets of KB Capital.

General and administrative expenses attributable to this segment increased 9.4% from ￦267 billion in 2016 to ￦292 billion in 2017, principally due to increases in salary expenses of KB Capital and our holding company.

Provision for credit losses increased 46.5% from ￦43 billion in 2016 to ￦63 billion in 2017, primarily due to an increase in provision for loan losses for KB Capital and KB Investment.

Share of profit of associates attributable to this segment decreased 96.2% from ￦157 billion in 2016 to ￦6 billion in 2017, mainly reflecting a decrease in the share of profit of KB Insurance as a result of it becoming a consolidated subsidiary in May 2017.

Net other non-operating revenue attributable to this segment increased from nil in 2016 to ￦7 billion in 2017, principally reflecting gains on disposal of property recognized by KB Asset Management.

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

Item 5.B.	Liquidity and Capital Resources

Financial Condition

Assets

The following table sets forth, as of the dates indicated, the principal components of our assets:

	As of December 31,						Percentage Change
	2015		2016		2017		2016/2015	2017/2016
	(in billions of Won)						(%)
Cash and due from financial institutions	￦	16,316	￦	17,885	￦	19,818	9.6%	10.8%
Financial assets at fair value through profit or loss		11,174		27,858		32,227	149.3	15.7
Derivative financial assets		2,278		3,382		3,310	48.5	(2.1)
Financial investments		39,137		45,148		66,608	15.4	47.5
Loans:
Loans to banks		6,780		5,543		5,315	(18.2)	(4.1)

Loans to customers other than banks:
Loans in Won		212,777		231,924		252,645	9.0	8.9
Loans in foreign currencies		2,702		2,758		3,200	2.1	16.0
Domestic import usance bills		3,445		2,963		2,129	(14.0)	(28.1)
Off-shore funding loans		585		560		731	(4.3)	30.5
Call loans		198		264		335	33.3	26.9
Bills bought in Won		5		6		4	20.0	(33.3)
Bills bought in foreign currencies		2,812		2,834		3,876	0.8	36.8
Guarantee payments under payment guarantee		26		11		6	(57.7)	(45.5)
Credit card receivables in Won		12,132		13,526		15,201	11.5	12.4
Credit card receivables in foreign currencies		4		4		4	—	—
Bonds purchased under repurchase agreements		228		1,244		1,198	445.6	(3.7)
Privately placed bonds		822		1,468		1,995	78.6	35.9
Factored receivables		2,708		829		53	(69.4)	(93.6)
Lease receivables		1,210		1,537		1,834	27.0	19.3
Loans for installment credit		1,153		2,293		3,707	98.9	61.7

Total loans to customers other than banks		240,807		262,221		286,918	8.9	9.4
Less:
Allowances for loan losses		(2,582)		(2,278)		(2,110)	(11.8)	(7.4)

Total loans, net		245,005		265,486		290,123	8.4	9.3
Property and equipment		3,287		3,627		4,202	10.3	15.9
Other assets(1)		11,868		12,288		20,498	3.5	66.8

Total assets	￦	329,065	￦	375,674	￦	436,786	14.2	16.3

(1)	Includes investments in associates and joint ventures, investment properties, intangible assets, current income tax assets, deferred income tax assets, assets held for sale and other assets.

For further information on our assets, see “Item 4.B. Business Overview—Assets and Liabilities.”

Comparison of 2017 to 2016

Our total assets increased 16.3% from ￦375,674 billion as of December 31, 2016 to ￦436,786 billion as of December 31, 2017, principally due to a 47.5% increase in financial investments from ￦45,148 billion as of December 31, 2016 to ￦66,608 billion as of December 31, 2017, as well as a 8.9% increase in loans in Won from ￦231,924 billion as of December 31, 2016 to ￦252,645 billion as of December 31, 2017.

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

Liabilities and Equity

The following table sets forth, as of the dates indicated, the principal components of our liabilities and our equity:

	As of December 31,						Percentage Change
	2015		2016		2017		2016/2015	2017/2016
	(in billions of Won)						(%)
Liabilities:
Financial liabilities at fair value through profit or loss	￦	2,975	￦	12,123	￦	12,023	307.5%	(0.8)%
Deposits		224,268		239,731		255,800	6.9	6.7
Debts		16,241		26,251		28,821	61.6	9.8
Debentures		32,601		34,992		44,993	7.3	28.6
Provisions		607		538		568	(11.4)	5.6
Insurance contract liabilities		6,925		7,291		31,801	5.3	336.2
Other liabilities(1)		16,546		23,487		28,735	41.9	22.3

Total liabilities		300,163		344,413		402,741	14.7	16.9

Equity:
Capital stock		1,932		2,091		2,091	8.2	—
Capital surplus		15,855		16,995		17,122	7.2	0.7
Accumulated other comprehensive income		429		405		538	(5.6)	32.8
Retained earnings		10,464		12,229		15,044	16.9	23.0
Treasury shares		—		(722)		(756)	—	4.7

Equity attributable to stockholders		28,680		30,998		34,039	8.1	9.8
Non-controlling interests		222		263		6	18.5	(97.7)

Total equity		28,902		31,261		34,045	8.2	8.9

Total liabilities and equity	￦	329,065	￦	375,674	￦	436,786	14.2	16.3

(1)	Includes derivative financial liabilities, current income tax liabilities, deferred income tax liabilities, defined benefit liabilities and other liabilities.

Comparison of 2017 to 2016

Our total liabilities increased 16.9% from ￦344,413 billion as of December 31, 2016 to ￦402,741 billion as of December 31, 2017. The increase was primarily due to a 336.2% increase in insurance contract liabilities from ￦7,291 billion as of December 31, 2016 to ￦31,801 billion as of December 31, 2017, mainly reflecting the addition of KB Insurance as a consolidated subsidiary, as well as a 6.7% increase in deposits from ￦239,731 billion as of December 31, 2016 to ￦255,800 billion as of December 31, 2017, and a 28.6% increase in debentures from ￦34,992 billion as of December 31, 2016 to ￦44,993 billion as of December 31, 2017. Our deposits increased mainly as a result of an increase in demand deposits.

Our total equity increased 8.9% from ￦31,261 billion as of December 31, 2016 to ￦34,045 billion as of December 31, 2017. This increase resulted principally from an increase in our retained earnings, which was attributable to the profit we generated in 2017.

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

Liquidity

Our primary source of funding has historically been and continues to be deposits. Deposits amounted to ￦224,268 billion, ￦239,731 billion and ￦255,800 as of December 31, 2015, 2016 and 2017, which represented approximately 82.1%, 79.7% and 77.6% of our total funding, respectively. We have been able to use customer deposits to finance our operations generally, including meeting a portion of our liquidity requirements. Although the majority of deposits are short-term, it has been our experience that the majority of our depositors generally roll over their deposits at maturity, thus providing us with a stable source of funding. However, in the event that a substantial number of our depositors do not roll over their deposits or otherwise decide to withdraw their deposited funds, we would need to place increased reliance on alternative sources of funding, some of which may be more expensive than customer deposits, in order to finance our operations. See “Item 3.D. Risk Factors—Risks relating to liquidity and capital management—Our funding is highly dependent on short-term deposits, which dependence may adversely affect our operations.” In particular, we may increase our utilization of alternative funding sources such as short-term borrowings and cash and cash equivalents (including funds from maturing loans), as well as liquidating our positions in financial assets and using the proceeds to fund parts of our operations, as necessary.

We also obtain funding through debentures and debts to meet our liquidity needs. Debentures represented 11.9%, 11.6% and 13.7% of our total funding as of December 31, 2015, 2016 and 2017, respectively. Debts represented 5.9% of our total funding as of December 31, 2015 and 8.7% of our total funding as of December 31, 2016 and 2017. For further information on our sources of funding, see “Item 4.B. Business Overview—Assets and Liabilities—Funding.”

The Financial Services Commission of Korea requires each financial holding company in Korea to maintain specific Won and foreign currency liquidity ratios and each bank in Korea to maintain a liquidity coverage ratio and a foreign currency liquidity coverage ratio. These ratios require us and Kookmin Bank to keep the ratio of liquid assets to liquid liabilities above certain minimum levels. For a description of these requirements, see “Item 4.B. Business Overview—Supervision and Regulation—Principal Regulations Applicable to Financial Holding Companies—Liquidity” and “Item 4.B. Business Overview—Supervision and Regulation—Principal Regulations Applicable to Banks—Liquidity.”

We are exposed to liquidity risk arising from withdrawals of deposits, payments of insurance contract claims and refunds, and maturities of our debentures and debts, as well as the need to fund our lending, trading and investment activities (including our capital expenditures) and the management of our trading positions. The goal of liquidity management is for us to be able, even under adverse conditions, to meet all of our liability repayments on time and fund all investment opportunities. For an explanation of how we manage our liquidity risk, see “Item 11. Quantitative and Qualitative Disclosures about Market Risk—Liquidity Risk Management.” In March 2016, we entered into a land purchase agreement for the purchase of a site located in Yeouido, Seoul, on which we plan to construct a new headquarters building for Kookmin Bank. We anticipate that our total capital expenditures for the construction of the building, which is scheduled to be completed in 2020, will amount to approximately ￦425 billion, of which an aggregate amount of ￦162 billion was incurred as of December 31, 2017. In addition, in August 2016, we entered into a land purchase agreement for the purchase of a site located in Gimpo, in the outskirts of Seoul, in order to construct a new IT center for Kookmin Bank. We anticipate that our total capital expenditures for the construction of the IT center, which is scheduled to be completed in 2019, will amount to approximately ￦229 billion, of which an aggregate amount of ￦26 billion was incurred as of December 31, 2017.

We are a financial holding company, and substantially all of our operations are in our subsidiaries. Accordingly, we rely on distributions from our subsidiaries (as well as associates), direct borrowings and issuances of debt and equity securities to fund our liquidity obligations at the holding company level. We received aggregate dividends of ￦316 billion from our subsidiaries in 2015 and ￦695 billion and ￦710 billion from our subsidiaries and associates in 2016 and 2017, respectively. See “Item 3.D. Risk Factors—Risks relating to our financial holding company structure and strategy.”

Asset Encumbrance

Part of our future funding and collateral needs are supported by assets readily available and unrestricted. The following table sets forth our assets that are available and those that are encumbered and not available to support our future funding and collateral needs as of December 31, 2017.

	December 31, 2017
					Unencumbered Assets
	Assets		Encumbered Asset(1)		Readily Available(2)		Other
	(in billions of Won)
On-balance sheet
Cash and due from financial institutions	￦	19,818	￦	3,618	￦	15,176	￦	1,024
Financial assets at fair value through profit or loss		32,227		14,663		3,273		14,291
Derivative financial assets		3,310		2		—		3,308
Loans		290,123		6,629		—		283,494
Financial investments		66,608		7,762		35,629		23,217
Investments in associates and joint ventures		335		—		—		335
Property and equipment		4,202		327		—		3,875
Investment property		849		460		—		389
Intangible assets		2,943		—		—		2,943
Net defined benefit assets		1		—		—		1
Current income tax assets		6		—		—		6
Deferred income tax assets		4		—		—		4
Assets held for sale		156		—		—		156
Other assets		16,204		23		—		16,181

Total on-balance sheet	￦	436,786	￦	33,484	￦	54,078	￦	349,224

Off-balance sheet
Fair value of securities accepted as collateral	￦	2,678	￦	—	￦	2,678	￦	—

Total off-balance sheet	￦	2,678	￦	—	￦	2,678	￦	—

(1)	Represent assets that have been pledged as collateral against an existing liability or are otherwise restricted in their use to secure funding.
(2)	Represent those on- and off-balance sheet assets that are not otherwise encumbered, and which are in freely transferable form.

Contractual Cash Obligations

The following table sets forth our contractual cash obligations (excluding short-term borrowings) as of December 31, 2017.

	Payments Due by Period
	Total		1 Year or Less		1-3 Years		3-5 Years		More Than 5 Years
	(in billions of Won)
Long-term borrowing obligations(1)(2)	￦	51,132	￦	13,298	￦	24,279	￦	9,737	￦	3,818
Operating lease obligations(3)		399		169		148		48		34
Capital lease obligations		5		3		2		—		—
Pension obligations		203		203		—		—		—
Deposits(2)(4)		138,777		124,635		9,195		2,279		2,668

Total	￦	190,516	￦	138,308	￦	33,624	￦	12,064	￦	6,520

(1)	Includes debt and debentures with original maturities of one year or more.
(2)	Includes estimated future interest payments, which have been estimated using contractual interest rates and scheduled contractual maturities of the outstanding debt obligations and borrowings as of December 31, 2017. In order to calculate future interest payments on debt with floating rates, we used contractual interest rates as of December 31, 2017.
(3)	This line item is not included within our consolidated statements of financial position.
(4)	Excluding demand deposits.

Commitments and Guarantees

The following table sets forth our commitments and guarantees as of December 31, 2017. These commitments and guarantees are not included within our consolidated statements of financial position.

	Payments Due by Period
	Total		1 Year or Less		1-3 Years		3-5 Years		More Than 5 Years
	(in billions of Won)
Financial guarantees(1)	￦	3,684	￦	807	￦	2,253	￦	537	￦	87
Confirmed acceptances and guarantees		4,342		3,149		939		252		2
Commitments		102,183		99,575		1,644		326		638

Total	￦	110,209	￦	103,531	￦	4,836	￦	1,115	￦	727

(1)	Includes ￦3,024 billion of irrevocable commitments to provide contingent liquidity credit lines to special purpose entities for which we serve as the administrator. See Note 39 of the notes to our consolidated financial statements.

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

As of December 31, 2017, Kookmin Bank’s total Tier I and Tier II capital adequacy ratio was 16.01%.

The following table sets forth a summary of Kookmin Bank’s capital and capital adequacy ratios as of December 31, 2015, 2016 and 2017, based on applicable regulatory reporting standards.

	As of December 31,
	2015		2016		2017
	(in billions of Won, except percentages)
Tier I capital:	￦	20,332	￦	22,343	￦	24,040
Common equity Tier I capital		20,332		22,343		24,040
Paid-in capital		2,022		2,022		2,022
Capital reserves		5,220		5,220		5,220
Retained earnings		13,170		15,588		17,404
Non-controlling interests in consolidated subsidiaries		—		—		—
Others		(79)		(487)		(606)
Additional Tier I capital		—		—		—
Tier II capital:		3,354		2,236		1,873
Revaluation reserves		—		—		—
Allowances for credit losses(1)		803		49		51
Hybrid debt		22		9		—
Subordinated debt		2,529		2,178		1,822
Valuation gain on investment securities		—		—		—
Others		—		—		—

Total core and supplementary capital		23,686		24,579		25,913
Risk-weighted assets		147,973		150,648		161,825
Credit risk:
On-balance sheet		124,251		126,988		139,448
Off-balance sheet		9,138		9,482		6,511
Market risk		4,189		3,884		5,747
Operational risk		10,394		10,295		10,119
Total Tier I and Tier II capital adequacy ratio		16.01%		16.32%		16.01%
Tier I capital adequacy ratio		13.74%		14.83%		14.86%
Common equity Tier I capital adequacy ratio		13.74%		14.83%		14.86%
Tier II capital adequacy ratio		2.27%		1.48%		1.16%

(1)	Under the standardized approach, allowances for credit losses in respect of credits classified as normal or precautionary are used to calculate Tier II capital only to the extent they represent up to 1.25% of credit risk-weighted assets. Under the internal ratings-based approach, allowances for credit losses, less estimated losses, are used to calculate Tier II capital only to the extent they represent up to 0.6% of credit risk-weighted assets.

In addition, we, as a bank holding company, are required to maintain certain minimum capital adequacy ratios pursuant to applicable regulations of the Financial Services Commission. See “Item 4.B. Business Overview—Supervision and Regulation—Principal Regulations Applicable to Financial Holding Companies—Capital Adequacy.”

The following table sets forth a summary of our consolidated capital adequacy ratio as of December 31, 2015, 2016 and 2017, based on applicable regulatory reporting standards:

	As of December 31,
	2015		2016		2017
	(in billions of Won)
Tier I capital
Common equity Tier I capital	￦	25,352	￦	29,014	￦	31,059
Additional Tier I capital		234		251		—

Total Tier I capital	￦	25,586	￦	29,265	￦	31,059
Tier II capital		3,554		1,839		1,342

Risk-weighted assets	￦	188,213	￦	203,649	￦	212,777

Total Tier I and Tier II capital adequacy ratio		15.48%		15.27%		15.23%
Tier I capital adequacy ratio		13.59%		14.37%		14.60%
Common equity Tier I capital adequacy ratio		13.47%		14.25%		14.60%
Tier II capital adequacy ratio		1.89%		0.90%		0.63%

Recent Accounting Pronouncements

IFRS 9

IFRS 9 Financial Instruments, issued by the IASB in July 2014, is a new IFRS accounting standard aimed at improving and simplifying the accounting treatment of financial instruments and is effective for annual periods beginning on or after January 1, 2018. IFRS 9, which replaces International Accounting Standard 39, Financial Instruments: Recognition and Measurement, requires all financial assets to be classified and measured on the basis of an entity’s business model for managing financial assets and the contractual cash flow characteristics of the financial assets. A new impairment model is introduced which requires recording of allowance for credit losses based on expected losses instead of incurred losses, and recognition of any subsequent changes in expected credit losses in profit or loss. Also, hedge accounting rules are amended to allow more hedging instruments and hedged items to qualify for hedge accounting. The impact on our financial statements due to the application of IFRS 9 will depend on judgments made by us in applying the new standard, the nature of financial instruments held by us and macroeconomic variables.

We have performed an assessment of the financial impact of IFRS 9 on our consolidated financial statements. We expect that the application of IFRS 9 will result in higher impairment loss allowances that are recognized earlier, on a more forward-looking basis and on a broader scope of financial instruments than is the case under International Accounting Standard 39 and, as a result, will have a material impact on our reported financial condition. In addition, the move from incurred to expected credit losses will have the potential to impact our performance under stressed economic conditions or regulatory stress tests. In particular, the application of IFRS 9 will result in a one-off increase in allowance for credit losses and a corresponding decrease in our retained earnings in our consolidated statement of financial position. Measurement will require increased complexity in our impairment modeling as it will involve a greater degree of management judgment with respect to forward-looking information. We expect that impairment charges will tend to be more volatile as a result.

For additional information regarding IFRS 9, as well as a description of other recent accounting pronouncements under IFRS as issued by the IASB, see Note 2.1 of the notes to our consolidated financial statements included elsewhere in this annual report.

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

The names and positions of our directors are set forth below. The business address of all of the directors is our registered office at 26, Gukjegeumyung-ro 8-gil, Yeongdeungpo-gu, Seoul 07331, Korea.

Executive Director

The table below identifies our executive director as of the date of this annual report:

Name	Date of Birth	Position	Director Since	End of Term
Jong Kyoo Yoon	October 13, 1955	Chairman and Chief Executive Officer	November 21, 2014	November 20, 2020

Our executive director does not have any significant activities outside KB Financial Group.

Jong Kyoo Yoon is our chairman and chief executive officer. He has been an executive director since November 2014. He previously served as the president and chief executive officer of Kookmin Bank, our deputy president, chief financial officer and chief risk officer, a senior advisor of Kim & Chang, a senior executive vice president, chief financial officer and chief strategic officer of Kookmin Bank and a senior partner of Samil PricewaterhouseCoopers Korea. Mr. Yoon received a B.A. in business administration from Sungkyunkwan University, an M.B.A. from Seoul National University and a Ph.D. in business administration from Sungkyunkwan University.

Non-standing Director

The table below identifies our non-standing director as of the date of this annual report:

Name	Date of Birth	Position	Director Since	End of Term
Yin Hur	December 19, 1961	Non-standing director; President and Chief Executive Officer of Kookmin Bank	November 21, 2017	Date of the Annual General Meeting of Shareholders in March 2020

Yin Hur has been a non-standing director since November 2017. He currently serves as the president and chief executive officer of Kookmin Bank. Mr. Hur previously served as a senior executive vice president of the sales group, a senior managing director of the strategy and finance planning group, and a managing director of the credit analysis division, at Kookmin Bank. Mr. Hur received a B.A. in law and an M.A. in law from Seoul National University.

Non-executive Directors

Our non-executive directors are selected based on the candidates’ knowledge and experience in diverse areas, such as financial business, accounting, finance, law and regulation, risk management and consumer protection. All seven non-executive directors below were nominated by our Non-executive Director Nominating Committee and approved by our shareholders.

The table below identifies our non-executive directors as of the date of this annual report:

Name	Date of Birth	Position	Director Since	Date Term Ends(1)
Suk Ryul Yoo	April 21, 1950	Chairman of the Board and Non-executive Director	March 27, 2015	March 22, 2019
Stuart B. Solomon	July 17, 1949	Non-executive Director	March 24, 2017	March 23, 2019
Suk Ho Sonu	September 16, 1951	Non-executive Director	March 23, 2018	March 22, 2020
Myung Hee Choi	February 22, 1952	Non-executive Director	March 23, 2018	March 22, 2020
Kouwhan Jeong	September 30, 1953	Non-executive Director	March 23, 2018	March 22, 2020
Jae Ha Park	November 25, 1957	Non-executive Director	March 27, 2015	March 22, 2019
Jongsoo Han	October 16, 1960	Non-executive Director	March 27, 2015	March 22, 2019

(1)	The date on which each term will end will be the date of the general stockholders’ meeting in the relevant year unless otherwise specified.

Suk Ryul Yoo has been a non-executive director since March 2015. Mr. Yoo previously served as an advisor to Samsung Electronics Co., Ltd., chairman of the Credit Finance Association and the president and chief executive officer of Samsung Total Petrochemicals Co., Ltd., Samsung Card Co., Ltd., Samsung Life Insurance Co., Ltd., Samsung Securities Co., Ltd. and Samsung Capital Co., Ltd. He received a B.A. in business administration from Seoul National University and an M.S. in industrial engineering from Korea Advanced Institute of Science and Technology.

Stuart B. Solomon has been a non-executive director since March 2017. Mr. Solomon previously served as the chairman, president and chief executive officer of MetLife Korea. He received an undergraduate degree from Syracuse University.

Suk Ho Sonu has been a non-executive director since March 2018. Mr. Sonu is currently a visiting professor at Seoul National University Business School. Mr. Sonu previously served as the dean of Hongik Graduate School of Business Administration, president of the Korea Money and Finance Association and president of the Korea Finance Association. Mr. Sonu received a B.A. in applied mathematics from Seoul National University, an M.B.A. from the Kellogg School of Management of Northwestern University and a Ph.D. in finance from the Wharton School of the University of Pennsylvania.

Myung Hee Choi has been a non-executive director since March 2018. She is currently a vice president at the Korea Internal Control Assessment Institute. Ms. Choi previously served as an auditor at the Korea Exchange Bank, a director of the Financial Supervisory Service and senior operations officer of Citibank Korea, Seoul Branch. Ms. Choi received a B.A. in English from Yonsei University.

Kouwhan Jeong has been a non-executive director since March 2018. He is currently the president attorney-at-law of Nambujeil Law and Notary Office Inc. He previously served as the chairperson of the Consumer Dispute Settlement Commission of the Korea Consumer Agency, a standing mediator at Korea Medical Dispute Mediation and Arbitration Agency and the branch chief prosecutor at the Bucheon Branch Office of the Incheon District Prosecutor’s Office. Mr. Jeong received a B.A. in law from Seoul National University.

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

Jongsoo Han has been a non-executive director since March 2015. He is currently a professor at Ewha Womans University and also serves as the president of the Korean Academic Society of Accounting and a member of the IFRS Interpretations Committee. Mr. Han previously served as a member of the Korea Accounting Deliberating Council of the Financial Services Commission and the Korea Accounting Standards Board, as well as a vice president of Korea Accounting Association. Mr. Han received a B.A. in business administration and an M.B.A. from Yonsei University and a Ph.D. in accounting from Joseph M. Katz Graduate School of Business, University of Pittsburgh.

Any director having an interest in a transaction that is subject to approval by the board of directors may not vote at the meeting during which the board approves the transaction.

Executive Officers

The table below identifies our senior executive officers who are not executive directors as of the date of this annual report:

Name	Date of Birth	Position
Ki Heon Kim	October 17, 1955	Deputy President and Chief Information Technology Officer
Kyung Eun Yoon	May 16, 1962	Deputy President; Capital Market Business Units
Jeong Rim Park	November 27, 1963	Deputy President; Wealth Management Planning Department
Ki-Hwan Kim	March 20, 1963	Senior Managing Director and Chief Finance Officer
Young-Tae Park	December 24, 1961	Senior Managing Director and Chief Data Officer
Pil Kyu Im	March 20, 1964	Senior Managing Director and Chief Compliance Officer
Kyung Yup Cho	September 9, 1961	Senior Managing Director; KB Research
Bo Youl Oh	January 5, 1962	Senior Managing Director; Corporate and Investment Banking Planning Department
Young Hyuk Jo	April 22, 1963	Senior Managing Director; Audit Department
Chang Kwon Lee	November 15, 1965	Managing Director and Chief Strategy Officer
Hyun Jin Shin	February 10, 1965	Managing Director and Chief Risk Management Officer
Dong Whan Han	January 30, 1965	Managing Director and Chief Digital Innovation Officer
Nam Hoon Cho	June 28, 1968	Managing Director and Chief Global Strategy Officer
Soon Bum Kwon	October 20, 1966	Managing Director and Chief Human Resources Officer
Chai Hyun Sung	September 12, 1965	Managing Director and Chief Public Relation Officer

None of the executive officers has any significant activities outside KB Financial Group.

Ki Heon Kim is a deputy president and our chief information technology officer. He also serves as a chief executive officer of KB Data Systems. Mr. Kim previously served as a senior executive vice president of Kookmin Bank’s information technology group. Mr. Kim previously served as an expert for the financial services division of Samsung SDS Co., Ltd. and the head of branch offices of Peace Bank of Korea. He received a B.A. in accounting from Hanyang University.

Kyung Eun Yoon is a deputy president and heads the Capital Market Business Units. He also serves as the chief executive officer of KB Securities. Mr. Yoon previously served as a deputy president of Shinhan Investment and headed its trading group. Mr. Yoon received a B.A. in English from Hankuk University of Foreign Studies.

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

Ki-Hwan Kim is a senior managing director and our chief finance officer. Mr. Kim previously served as our chief risk management officer and as a senior managing director of Kookmin Bank’s consumer protection group. He received a B.A. in economics from Seoul National University.

Young-Tae Park is a senior managing director and our chief data officer. He also serves as a senior managing director of Kookmin Bank and KB Kookmin Card and heads their data strategy divisions. Mr. Park previously served as the head of Kookmin Bank’s Marketing Department and the head of several branch offices of Kookmin Bank. Mr. Park received a B.A. and an M.S. in economics from Korea University.

Pil Kyu Im is a senior managing director and our chief compliance officer. He previously served as the branch manager of Kookmin Bank’s Gwanghwamoon branch and Star Tower branch. Mr. Im received a B.A. in agricultural economics from Korea University.

Kyung Yup Cho is a senior managing director and heads KB Research. He previously served as a senior editor at MaeKyung Media Group and the head of financial news, political news, social affairs and international news at Maeil Business Newspaper. Mr. Cho received a B.A. in business administration and a Ph.D. in business administration from Yonsei University.

Bo Youl Oh is a senior managing director and heads the Corporate and Investment Banking Planning Department. He also serves as a senior managing director of Kookmin Bank and heads its corporate and investment banking customer group, as well as a deputy president of KB Securities in charge of its investment banking division. Mr. Oh previously served as the head of Kookmin Bank’s credit analysis division and Corporate Analysis Department. Mr. Oh received a B.A. in global management from Hanyang Cyber University.

Young Hyuk Jo is a senior managing director and heads the Audit Department. He previously served as the head of Kookmin Bank’s Ansan financial center. Mr. Jo received a B.A. in economics from Dong-A University.

Chang Kwon Lee is a managing director and our chief strategy officer. He previously served as a general manager of KB Kookmin Card’s Strategic Planning Department. Mr. Lee received a B.A. in applied statistics from Korea University.

Hyun Jin Shin is a managing director and our chief risk management officer. He previously served as a chief risk officer of KB Insurance and as our general manager of risk management. Mr. Shin received a B.A. in economics from Korea University and an M.B.A. from the Korea Advanced Institute of Science and Technology.

Dong Whan Han is a managing director and our chief digital innovation officer. He also serves as a managing director of Kookmin Bank’s digital business group. Mr. Han previously served as the head of our Office of the Board of Directors and a general manager of Kookmin Bank’s Strategic Planning Department. He received an M.S. in geography from Seoul National University and an M.B.A. from the University of Washington.

Nam Hoon Cho is a managing director and our chief global strategy officer. He previously served as a managing director of KB Securities’ global business division and management supporting division. Mr. Cho received a B.A. in economics from Sungkyunkwan University.

Soon Bum Kwon is a managing director and our chief human resources officer. He previously served as an executive secretary for our company and Kookmin Bank, as well as a general manager of Kookmin Bank’s Human Resources Department. Mr. Kwon received a B.A. in science of public administration from Korea University.

Chai Hyun Sung is a managing director and our chief public relation officer. He previously served as our chief human resources officer and as an executive secretary for the group and Kookmin Bank. Mr. Sung received a B.S. in accounting from Chonbuk National University.

Item 6.B.	Compensation

The aggregate remuneration paid and benefits-in-kind granted, excluding stock grants, by us and our subsidiaries to our chairman and chief executive officer, our other executive and non-standing directors, our non-executive directors and our executive officers for the year ended December 31, 2017 was ￦7,519 million. For the year ended December 31, 2017, we set aside ￦415 million for allowances for severance and retirement benefits for our chairman and chief executive officer, the other executive directors and our executive officers.

The compensation of our director who received total annual compensation exceeding ￦500 million in 2017 was as follows:

Name	Position	Total Compensation in 2017 (in millions of Won)	Long-term Incentive Compensation for Payment Subsequent to 2017
Jong Kyoo Yoon	Chairman and Chief Executive Officer	￦1,702(1)	Grant of 67,601 long-term performance-based shares(2)(3)

(1)	Includes 2017 annual salary of ￦473 million (including allowances for business expenses of ￦210 million) and a short-term incentive payment of ￦453 million, of which ￦240 million was based on performance in 2016 and paid in the first quarter of 2017 and ￦213 was based on performance from January 1, 2017 to November 20, 2017 before reappointment and paid in the fourth quarter of 2017. Also includes payments from Kookmin Bank consisting of 2017 annual salary of ￦327 million and a short-term incentive payment of ￦396 million, of which ￦210 million was based on performance in 2016 and paid in the first quarter of 2017 and ￦186 million was based on performance from January 1, 2017 to November 20, 2017 before retirement and paid in the fourth quarter of 2017, as well as a retirement payment of ￦53 million paid upon his retirement from Kookmin Bank on November 20, 2017.
(2)	Consists of 36,054 and 31,547 long-term performance-based shares expected to be granted by us and Kookmin Bank, respectively, from 2018 to 2020. The actual payment amount will be determined in the future based on the market price of our common shares.
(3)	In addition, a maximum of 46,890 shares are expected to be granted over a three-year period as a long-term performance-based stock grant. The actual payment amount will be determined in the future based on a performance evaluation over a three-year period from November 21, 2017 to November 20, 2020.

We do not have service contracts with any of our other directors or officers providing for benefits upon termination of their employment with us.

In 2008, we established a stock grant plan. Pursuant to this plan, we have entered into performance share agreements with certain of our and our subsidiaries’ directors, executive officers and other senior management, whereby we may grant shares of our common stock (or the equivalent monetary amount based on the market value of such shares) within specified periods as long-term incentive performance shares in accordance with pre-determined performance targets. See “Item 6.E. Share Ownership—Performance Share Agreements.” In 2017, we incurred ￦73,370 million of compensation costs relating to stock grants under such agreements. See Note 31.2 of the notes to our consolidated financial statements included elsewhere in this annual report.

Item 6.C.	Board Practices

See “Item 6.A. Directors and Senior Management” above for information concerning the terms of office and contractual employment arrangements with our directors and executive officers.

Committees of the Board of Directors

We currently have the following committees that serve under the board:

•	the Audit Committee;

•	the Risk Management Committee;

•	the Evaluation & Compensation Committee;

•	the Non-Executive Director Nominating Committee;

•	the Audit Committee Member Nominating Committee;

•	the CEO Nominating Committee; and

•	the Subsidiaries’ CEO Director Nominating Committee.

Each committee member is appointed by the board of directors, except for members of the Audit Committee, who are elected at the general meeting of stockholders.

Audit Committee

The committee currently consists of four non-executive directors, Suk Ho Sonu, Kouwhan Jeong, Jae Ha Park and Jongsoo Han. The chairperson of the Audit Committee is Jongsoo Han. The committee oversees our financial reporting and approves the appointment of our independent registered public accounting firm. The committee also reviews our financial information, auditor’s examinations, key financial statement issues, the plans and evaluation of internal control and the administration of our financial affairs by the board of directors. In connection with the general meetings of stockholders, the committee examines the agenda for, and financial statements and other reports to be submitted by, the board of directors to each general meeting of stockholders. The committee holds regular meetings every quarter.

Risk Management Committee

The committee currently consists of four non-executive directors, Stuart B. Solomon, Suk Ho Sonu, Myung Hee Choi and Jong Soo Han. The chairperson of the committee is Suk Ho Sonu. The Risk Management Committee oversees and makes determinations on all issues relating to our comprehensive risk management function. In order to ensure our stable financial condition and to maximize our profits, the committee monitors our overall risk exposure and reviews our compliance with risk policies and risk limits. In addition, the committee reviews risk and control strategies and policies, evaluates whether each risk is at an adequate level, establishes or abolishes risk management divisions and reviews risk-based capital allocations. The committee holds regular meetings every quarter.

Evaluation & Compensation Committee

The committee currently consists of four non-executive directors, Stuart B. Solomon, Suk Ryul Yoo, Myung Hee Choi and Kouwhan Jeong. The chairperson of the committee is Myung Hee Choi. The Evaluation and Compensation Committee reviews compensation schemes and compensation levels of us and our subsidiaries. The committee is also responsible for deliberating and deciding the compensation of directors, evaluating management’s performance and implementing management training programs, as well as deciding and supervising the performance-based annual salary of the president and the executive officers of us and our subsidiaries. The committee holds regular meetings semi-annually.

Non-executive Director Nominating Committee

The committee currently consists of four non-executive directors, Suk Ryul Yoo, Suk Ho Sonu, Jae Ha Park and Jong Soo Han. The chairperson of the committee is Jae Ha Park. The committee is responsible for the management and evaluation of a pool of non-executive director candidates and recommendation of the non-executive director candidates to be nominated at the annual general meeting of shareholders. The committee holds regular meetings semi-annually.

Audit Committee Member Nominating Committee

The committee currently has no members. The last meeting of the committee was on February 23, 2018 to nominate new Audit Committee members. The committee oversees the selection of Audit Committee member candidates and recommends them annually sometime prior to the general stockholders meeting. The term of office of its members is from the first meeting of the committee held to nominate the Audit Committee members until the Audit Committee members are appointed.

CEO Nominating Committee

The committee currently consists of all seven of our non-executive directors. The chairperson of the CEO Nominating Committee is Suk Ryul Yoo. The committee is responsible for establishing and monitoring procedures for our CEO candidate cultivation and succession program pursuant to our “CEO Succession Regulations,” which cover, among other things, the qualifications of CEO candidates, continued maintenance of the candidate pool and the CEO candidate nomination process. The committee holds regular meetings semi-annually.

Subsidiaries’ CEO Director Nominating Committee

The committee currently consists of one non-standing director, Yin Hur, and three non-executive directors, Suk Ryul Yoo, Myung Hee Choi and Jae Ha Park, together with our chairman and chief executive officer, Jong Kyoo Yoon. The chairperson of the Subsidiaries’ CEO Director Nominating Committee is Jong Kyoo Yoon. The committee is responsible for candidate cultivation and succession programs for chief executive officers of our subsidiaries. The committee holds regular meetings semi-annually.

Item 6.D.	Employees

As of December 31, 2017, we had a total of 164 full-time employees, excluding 15 executive officers, at our financial holding company.

The following table sets forth information regarding our employees at both our financial holding company and our subsidiaries as of the dates indicated:

		As of December 31,
		2015	2016	2017
KB Financial Group	Full-time employees(1)	181	159	164
	Contractual employees	—	—	—
	Managerial employees	144	135	147
	Members of Korea Financial Industry Union	—	—	—
Kookmin Bank	Full-time employees(1)	19,855	19,458	16,925
	Contractual employees	1,044	1,218	1,422
	Managerial employees	11,034	11,023	9,799
	Members of Korea Financial Industry Union	16,548	16,406	14,501
Other subsidiaries	Full-time employees(1)	6,658	8,366	8,231
	Contractual employees	887	1,366	1,600
	Managerial employees	3,286	4,467	4,554
	Members of Korea Financial Industry Union	4,523	4,433	6,043

(1)	Excluding executive officers.

We consider our relations with our employees to be satisfactory. We and our subsidiaries each have a joint labor-management council which serves as a forum for ongoing discussions between our management and employees. At seven of our subsidiaries, Kookmin Bank, KB Securities, KB Insurance, KB Kookmin Card, KB Capital, KB Real Estate Trust and KB Credit Information, our employees have a labor union. Every year, the unions at Kookmin Bank, KB Securities, KB Insurance, KB Kookmin Card, KB Capital, KB Real Estate Trust and KB Credit Information and their respective managements negotiate and enter into new collective bargaining agreements and negotiate annual wage adjustments.

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

In June 2009, we established an employee stock ownership plan. All of our employees are eligible to participate in this plan. We are not required to, and do not, make cash contributions to this plan. Members of our employee stock ownership association have pre-emptive rights to acquire up to 20% of our shares issued in public offerings by us pursuant to the Financial Investment Services and Capital Markets Act. In August 2009, we offered to members of our employee stock ownership association 6,000,000 of the 30,000,000 new shares of common stock to be issued in our rights offering to our existing shareholders, and the entire amount was subscribed by members of our employee stock ownership association. The employee stock ownership association held 1,998,038 shares of our common stock as of December 31, 2017.

Employees of Kookmin Bank have been eligible to participate in its employee stock ownership plan, which will be terminated once all of our common stock held by the plan (which the plan received following the transfer of Kookmin Bank shares held by it as a result of the comprehensive stock transfer pursuant to which we were established) have been distributed to the relevant Kookmin Bank employees at the requests of such employees following the expiration of the required holding periods. As of December 31, 2017, Kookmin Bank’s employee stock ownership association held 507,335 shares of our common stock.

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

Common Stock

As of March 31, 2018, the persons who are currently our directors or executive officers, as a group, held an aggregate of 25,747 shares of our common stock, representing approximately 0.005% of the issued shares of our common stock as of such date. None of these persons individually held more than 1% of the outstanding shares of our common stock as of such date. The following table presents information regarding our directors and executive officers who beneficially owned our shares as of March 31, 2018:

Name of Executive Officer or Director	Number of Shares of Common Stock
Jong Kyoo Yoon	16,000
Yin Hur	1,000
Kyung Eun Yoon	3,814
Jeong Rim Park	540
Ki-Hwan Kim	321
Young-Tae Park	450
Pil Kyu Im	445
Kyung Yup Cho	800
Young Hyuk Jo	461
Dong Whan Han	100
Chai Hyun Sung	674
Soon Bum Kwon	1,142

Total	25,747

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

The following table presents information regarding the beneficial ownership of our shares at December 31, 2017 by each person or entity known to us to own beneficially more than 5% of our issued and outstanding shares.

Except as otherwise indicated, each stockholder identified by name has:

•	sole voting and investment power with respect to its shares; and

•	record and beneficial ownership with respect to its shares.

Beneficial Owner	Number of Shares of Common Stock	Percentage of Total Outstanding Shares of Common Stock (%)(1)
Korean National Pension Service	40,204,583	9.62%
JPMorgan Chase Bank, N.A.(2)	25,755,140	6.16%

(1)	Calculated based on 418,111,537 shares of our common stock issued as of December 31, 2017.
(2)	As depositary bank.

Other than as set forth above, no other person or entity known by us to be acting in concert, directly or indirectly, jointly or separately, owned 5.0% or more of the issued shares of our common stock or exercised control or could exercise control over us as of December 31, 2017. None of our major stockholders has different voting rights from our other stockholders.

Item 7.B.	Related Party Transactions

As of December 31, 2017, we had an aggregate of ￦1,667 million in loans outstanding to our executive officers and directors and Kookmin Bank’s executive officers and directors. In addition, as of such date, we had loans outstanding to various companies whose directors or executive officers were serving concurrently as our directors or executive officers. See Note 43 of the notes to our consolidated financial statements included elsewhere in this annual report. All of these loans were made in the ordinary course of business, on substantially the same terms, including interest rate and collateral, as those prevailing at the time for comparable transactions with other persons and did not involve more than the normal risk of collectability or present other unfavorable features.

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

See “Item 18. Financial Statements” and pages F-1 through F-207.

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

In July 2010, Fairfield Sentry Limited, or Fairfield, which is currently in liquidation and whose assets were directly or indirectly invested with Bernard L. Madoff Investment Securities LLC, or BLMIS, filed a lawsuit in the Supreme Court of the State of New York against Kookmin Bank, which acted as a trustee bank for its clients who invested in Fairfield. Fairfield seeks restitution of approximately US$42 million paid to Kookmin Bank in connection with share redemptions on the ground that such payments were made by mistake, based on inflated values resulting from BLMIS’ fraud. In September 2010, the case was transferred to the United States Bankruptcy Court for the Southern District of New York, where it is currently pending. Fairfield has filed similar actions against numerous other fund investors to seek recovery of redemption payments.

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

In connection with the misappropriation incident, as of December 31, 2017, certain of KB Kookmin Card’s customers had filed a total of 120 lawsuits against KB Kookmin Card with the aggregate amount of claimed damages amounting to approximately ￦10 billion. The final outcome of such lawsuits remains uncertain. In addition, KB Kookmin Card could become subject to additional litigation and may incur significant costs relating to the compensation of customers for losses incurred as a result of the fraudulent use of the misappropriated personal information.

In February 2018, pursuant to a request by the Financial Supervisory Service, the Supreme Prosecutors’ Office of Korea commenced an investigation into alleged irregularities in hiring practices at five Korean banks, including Kookmin Bank. According to the allegations made by the Financial Supervisory Service, Kookmin

Bank unfairly gave favorable treatment to certain individuals, including relatives of the former president of Kookmin Bank (our current chairman and chief executive officer) and our former non-executive director, in connection with their hiring in 2015 and 2016. While the investigation is currently ongoing and, as of the date of this annual report, there have been no formal charges or indictments against us, one of the employees in the Human Resources Department of Kookmin Bank was indicted in connection with such allegations in April 2018. The trial against such individual is currently ongoing in the Seoul Southern District Court.

Dividends

Dividends must be approved by the stockholders at the annual general meeting of stockholders. Cash dividends may be paid out of retained earnings that have not been appropriated to statutory reserves. See “Item 10.B. Memorandum and Articles of Association—Description of Capital Stock—Dividends and Other Distributions.”

The table below sets forth, for the periods indicated, the dividend per share of common stock and the total amount of dividends declared and paid by us in respect of the years ended December 31, 2015, 2016 and 2017. The dividends set out for each of the years below were paid within 30 days after our annual stockholders meeting, which is held no later than March of the following year.

Fiscal Year	Dividends per Common Share(1)				Dividends per Preferred Share		Total Amount of Cash Dividends Paid
							(in millions of Won)
2015(2)	￦	980	US$	0.84	—	—	￦ 378,625
2016(3)		1,250		1.04	—	—	497,969
2017(4)		1,920		1.80	—	—	766,728

(1)	Won amounts are expressed in U.S. dollars at the noon buying rate in effect at the end of the relevant periods as quoted by the Federal Reserve Bank of New York in the United States.
(2)	On February 4, 2016, our board of directors passed a board resolution recommending a cash dividend of ￦980 per common share (before dividend tax), representing 19.6% of the par value of each share, for the fiscal year ended December 31, 2015. This resolution was approved and ratified by our stockholders on March 25, 2016.
(3)	On February 9, 2017, our board of directors passed a board resolution recommending a cash dividend of ￦1,250 per common share (before dividend tax), representing 25.0% of the par value of each share, for the fiscal year ended December 31, 2016. This resolution was approved and ratified by our stockholders on March 24, 2017.
(4)	On February 8, 2018, our board of directors passed a board resolution recommending a cash dividend of ￦1,920 per common share (before dividend tax), representing 38.4% of the par value of each share, for the fiscal year ended December 31, 2017. This resolution was approved and ratified by our stockholders on March 23, 2018.

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

	KRX KOSPI Market(1)					New York Stock Exchange(2)
	Closing Price Per Common Stock				Average Daily Trading Volume (in thousands of shares)	Closing Price Per ADS				Average Daily Trading Volume (in thousands of shares)
	High		Low			High		Low
2013	￦	43,950	￦	32,600	1,236.0	US$	41.26	US$	28.85	144.3
2014		43,000		34,200	1,068.9		42.00		32.34	118.2
2015		41,900		33,150	935.9		38.91		27.87	131.8
2016		44,400		28,300	1,013.4		38.39		23.23	138.7
First Quarter		32,800		28,300	1,143.2		28.16		23.23	165.2
Second Quarter		36,500		32,150	919.9		31.38		26.59	129.7
Third Quarter		39,900		31,800	915.0		36.35		27.54	117.5
Fourth Quarter		44,400		37,850	1,021.6		38.39		34.15	143.7
2017		63,800		42,400	1,065.3		58.80		35.47	140.5
First Quarter		51,900		42,400	1,057.3		45.77		35.47	154.7
Second Quarter		57,800		47,000	1,077.0		50.49		41.27	158.6
Third Quarter		60,200		51,100	1,139.7		54.25		44.57	138.8
Fourth Quarter		63,800		55,800	978.0		58.80		49.15	110.1
October		59,200		57,000	970.2		52.60		49.15	124.7
November		59,900		55,800	955.0		55.31		50.82	94.3
December		63,800		58,300	1,011.3		58.80		53.70	110.6
2018 (through April 25)		68,600		56,600	995.7		63.90		52.99	144.8
First Quarter		68,600		60,100	1,013.4		63.90		55.94	138.8
January		68,600		63,000	894.8		63.90		59.32	128.6
February		67,700		61,000	1,215.9		62.07		56.03	149.0
March		64,000		60,100	964.2		59.76		55.94	139.6
April (through April 25)		61,300		56,600	935.4		57.21		52.99	165.1

Source:     Global Stock Information Financial Network and KRX KOSPI Market

(1)	Trading of our common shares on the KRX KOSPI Market commenced on October 10, 2008.
(2)	Trading of our ADSs on the New York Stock Exchange commenced on September 29, 2008. Each ADS represents the right to receive one share.

Item 9.B.	Plan of Distribution

Not applicable.

Item 9.C.	Markets

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

As of December 31, 2017, the aggregate market value of equity securities listed on the KRX KOSPI Market was approximately ￦1,606 trillion. The average daily trading volume of equity securities for 2017 was approximately 340 million shares and the average daily transaction value was ￦5,326 billion.

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

The KRX KOSPI Market publishes the KOSPI, which is an index of all equity securities listed on the KRX KOSPI Market, every ten seconds. The method of computing KOSPI is the aggregate value method, pursuant to which the market capitalizations of all listed companies are aggregated, subject to certain adjustments, and this aggregate is expressed as a percentage of the aggregate market capitalization of all listed companies as of the base date, January 4, 1980.

The following table sets out movements in KOSPI:

Year	Opening	High	Low	Closing
1985	139.53	163.37	131.40	163.37
1986	161.40	279.67	153.85	272.61
1987	264.82	525.11	264.82	525.11
1988	532.04	922.56	527.89	907.20
1989	919.61	1,007.77	844.75	909.72
1990	908.59	928.82	566.27	696.11
1991	679.75	763.10	586.51	610.92
1992	624.23	691.48	459.07	678.44
1993	697.41	874.10	605.93	866.18
1994	879.32	1,138.75	855.37	1,027.37
1995	1,013.57	1,016.77	847.09	882.94
1996	888.85	986.84	651.22	651.22
1997	653.79	792.29	350.68	376.31
1998	385.49	579.86	280.00	562.46
1999	587.57	1,028.07	498.42	1,028.07
2000	1,059.04	1,059.04	500.60	504.62
2001	520.95	704.50	468.76	693.70
2002	724.95	937.61	584.04	627.55
2003	635.17	822.16	515.24	810.71
2004	821.26	936.06	719.59	895.92
2005	893.71	1,379.37	870.84	1,379.37
2006	1,389.27	1,464.70	1,203.86	1,434.46
2007	1,435.26	2,064.85	1,355.79	1,897.13
2008	1,853.45	1,888.88	938.75	1,124.47
2009	1,157.40	1,723.17	992.69	1,682.77
2010	1,696.14	2,052.97	1,548.78	2,051.00
2011	2,070.08	2,228.96	1,652.71	1,825.74
2012	1,826.37	2,049.28	1,769.31	1,997.05
2013	2,031.10	2,059.58	1,780.63	2,011.34
2014	1,967.19	2,082.61	1,886.85	1,915.59
2015	1,926.44	2,173.41	1,829.81	1,961.31
2016	1,918.76	2,068.72	1,835.28	2,026.46
2017	2,026.16	2,557.97	2,026.16	2,467.49
2018 (through April 25)	2,479.65	2,598.19	2,363.77	2,448.81

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

The following table sets forth the number of companies listed on the KRX KOSPI Market, the corresponding total market capitalization at the end of the periods indicated and the average daily trading volume for those periods:

	Market Capitalization on the Last Day of Each Period			Average Daily Trading Volume, Value
Year	Number of Listed Companies	(Billions of Won)		Thousands of Shares	(Millions of Won)
1985	342	￦	6,570	18,925	￦	12,315
1986	355		11,994	31,755		32,870
1987	389		26,172	20,353		70,185
1988	502		64,544	10,367		198,364
1989	626		95,477	11,757		280,967
1990	669		79,020	10,866		183,692
1991	686		73,118	14,022		214,263
1992	688		84,712	24,028		308,246
1993	693		112,665	35,130		574,048
1994	699		151,217	36,862		776,257
1995	721		141,151	26,130		487,762
1996	760		117,370	26,571		486,834
1997	776		70,989	41,525		555,759
1998	748		137,799	97,716		660,429
1999	725		349,504	278,551		3,481,620
2000	704		188,042	306,163		2,602,211
2001	689		255,850	473,241		1,997,420
2002	683		258,681	857,245		3,041,598
2003	684		355,363	542,010		2,216,636
2004	683		412,588	372,895		2,232,108
2005	702		655,075	467,629		3,157,662
2006	731		704,588	279,096		3,435,180
2007	745		951,900	363,732		5,539,588
2008	763		592,635	355,205		5,189,643
2009	770		887,935	485,657		5,795,426
2010	777		1,141,885	380,859		5,619,768
2011	791		1,041,999	353,759		6,863,146
2012	784		1,154,294	486,480		4,823,643
2013	777		1,185,974	328,325		3,993,422
2014	773		1,192,253	278,082		3,983,580
2015	770		1,242,832	455,256		5,351,734
2016	779		1,308,440	376,773		4,523,044
2017	774		1,605,821	340,457		5,325,760
2018 (through April 25)	777		1,634,742	409,131		7,139,579

Source:    The KRX KOSPI Market

The Korean securities markets are principally regulated by the Financial Services Commission and the Financial Investment Services and Capital Markets Act. The Financial Investment Services and Capital Markets Act imposes restrictions on insider trading, price manipulation and deceptive action (including unfair trading), requires specified information to be made available by listed companies to investors and establishes rules regarding margin trading, proxy solicitation, takeover bids, acquisition of treasury shares and reporting requirements for stockholders holding substantial interests.

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

As the cash deposited with a financial investment company with a brokerage license is regarded as belonging to such financial investment company, which is liable to return the same at the request of its customer, the customer cannot take back deposited cash from such financial investment company if a bankruptcy or reorganization procedure is instituted against such financial investment company and, therefore, can suffer from loss or damage as a result. However, the Depositor Protection Act provides that the Korea Deposit Insurance Corporation will, upon the request of the investors, pay investors an amount equal to the full amount of cash deposited with a financial investment company with a brokerage license prior to August 1, 1998 in case of such financial investment company’s bankruptcy, liquidation, cancelation of securities business license or other insolvency events. However, this indemnification was available only until the end of 2000. From 2001, the maximum amount to be paid to each customer is limited to ￦50 million. Pursuant to the Financial Investment Services and Capital Markets Act, financial investment companies with a dealing and/or brokerage license are required to deposit the cash received from its customers to the extent the amount is not covered by the insurance with the Korea Securities Finance Corporation, a special entity established pursuant to the Financial Investment Services and Capital Markets Act. Set-off or attachment of cash deposits by such financial investment companies is prohibited. The premiums related to this insurance are paid by such financial investment companies.

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

As of December 31, 2017, our authorized share capital is 1,000,000,000 shares. Pursuant to our articles of incorporation, we are authorized to issue shares with preferred dividend, non-voting shares, class shares with conversion rights, class shares with redemption rights and shares with a combination of all or any of the foregoing characteristics (collectively, “Class Shares”), as well as common shares. Subject to applicable laws and regulations, we are authorized to issue Class Shares up to one-half of all of our issued and outstanding shares.

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

As of the date of this annual report, 418,111,537 shares of common stock were issued and 399,037,583 shares of common stock were outstanding. No Class Shares are currently outstanding. All of the issued and outstanding shares are fully-paid and non-assessable, and are in registered form. Our authorized but unissued share capital consists of 581,888,463 shares. We may issue the unissued shares without further stockholder approval, subject to a board resolution as provided in the articles of incorporation. See “—Preemptive Rights and Issuances of Additional Shares” and “—Dividends and Other Distributions—Distribution of Free Shares.”

Our articles of incorporation provide that our stockholders may, by special resolution, grant to our and our subsidiaries’ officers and employees stock options exercisable for up to 15% of the total number of our issued and outstanding shares. Our board of directors may also grant stock options to officers and employees other than directors exercisable for up to 1% of our issued and outstanding shares, provided that such grant must be approved by a resolution of the subsequent general meeting of stockholders. As of March 31, 2018, none of our officers, directors and employees held options to purchase shares of our common stock. See “Item 6.E. Share Ownership—Stock Options.”

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

United States Taxation

This summary describes certain material U.S. federal income tax consequences for a U.S. holder (as defined below) of acquiring, owning, and disposing of common shares or ADSs. This summary applies to you only if you hold the common shares or ADSs as capital assets for tax purposes. This summary does not apply to you if you are a member of a class of holders subject to special rules, such as:

•	a dealer in securities or currencies;

•	a trader in securities that elects to use a mark-to-market method of accounting for securities holdings;

•	a bank;

•	a life insurance company;

•	a tax-exempt organization;

•	an entity treated as a partnership for U.S. federal income tax purposes or a partner in such partnership;

•	a person that holds common shares or ADSs that are a hedge or that are hedged against interest rate or currency risks;

•	a person that holds common shares or ADSs as part of a straddle or conversion transaction for tax purposes;

•	a person whose functional currency for tax purposes is not the U.S. dollar; or

•	a person that owns or is deemed to own 10% or more of our stock, measured by voting power or value.

This summary is based on the Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations promulgated thereunder, and published rulings and court decisions, all as currently in effect. These laws are subject to change, possibly on a retroactive basis.

This summary does not discuss the application of the U.S. federal estate and gift taxes, the Medicare net investment income tax or the alternative minimum tax.

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

Subject to certain exceptions for short-term and hedged positions, the U.S. dollar amount of dividends received by an individual with respect to the ADSs will be subject to taxation at reduced rates if the dividends are “qualified dividends.” Dividends paid on the common shares or ADSs will be treated as qualified dividends if (i) the common shares or ADSs are readily tradable on an established securities market in the United States or we are eligible for the benefits of a comprehensive tax treaty with the United States that the U.S. Treasury determines is satisfactory for purposes of this provision and that includes an exchange of information program;

and (ii) we were not, in the year prior to the year in which the dividend was paid, and are not, in the year in which the dividend is paid, a passive foreign investment company as defined for U.S. federal income tax purposes (“PFIC”). The ADSs are listed on the New York Stock Exchange, and will qualify as readily tradable on an established securities market in the United States so long as they are so listed. In addition, the U.S. Treasury has determined that the Korea-United States income tax treaty meets the requirements for reduced rates of taxation, and we believe we are eligible for the benefits of that treaty. Based on our audited financial statements, we believe that we were not a PFIC in our 2016 or 2017 taxable year. In addition, based on our audited financial statements and current expectations regarding our income, assets and activities, we do not anticipate becoming a PFIC for our 2018 taxable year. Therefore, we believe that dividends received by U.S. holders with respect to either common shares or ADSs will be “qualified dividends.” Holders should consult their own tax advisers regarding the availability of the reduced dividend tax rate in light of their own particular circumstances.

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

If a U.S. holder sells or otherwise disposes of our common shares or ADSs in exchange for currency other than U.S. dollars, the amount realized generally will be the U.S. dollar value of the currency received at the spot rate on the date of sale or other disposition (or, if the shares are traded on an established securities market at such time, in the case of cash basis and electing accrual basis U.S. holders, the settlement date). An accrual basis U.S. holder that does not elect to determine the amount realized using the spot exchange rate on the settlement date will recognize foreign currency gain or loss equal to the difference between the U.S. dollar value of the amount received based on the spot exchange rates in effect on the date of the sale or other disposition and the settlement date. If an accrual basis U.S. holder makes the election described in the first sentence of this paragraph, it must be applied consistently from year to year and cannot be revoked without the consent of the Internal Revenue Service. A U.S. holder should consult its own tax advisors regarding the treatment of any foreign currency gain or loss realized with respect to any currency received in a sale or other disposition of the common shares or ADSs.

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

Similarly, a U.S. holder will not be able to claim a foreign tax credit against its U.S. federal income tax liability for any Korean inheritance or gift tax imposed in respect of the common shares or ADSs.

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

If you are subject to tax on capital gains with respect to the sale of ADSs, or of our common shares you acquired as a result of a withdrawal, the purchaser or, in the case of the sale of the common shares on the Korea Exchange or through a financial investment company with a brokerage license in Korea, such financial investment company is required to withhold Korean tax on capital gains from the sales price in an amount equal to the lower of (1) 11.0% (inclusive of local income surtax) of the gross realization proceeds or (2) subject to the production of satisfactory evidence of acquisition costs and certain direct transaction costs of the common shares or ADSs, 22.0% (inclusive of local income surtax) of the net realized gain, and to make payment of these amounts to the Korean tax authority, unless you establish your entitlement to an exemption under an applicable tax treaty or domestic tax law. See the discussion under “—Tax Treaties” below for an additional explanation on claiming treaty benefits.

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

Inheritance Tax and Gift Tax

If you die while holding an ADS or donate an ADS, it is unclear whether, for Korean inheritance tax and gift tax purposes, you will be treated as the owner of the common shares underlying the ADSs. If the tax authority interprets depositary receipts as the underlying share certificates, you may be treated as the owner of the common shares and your heir or the donee (or in certain circumstances, you as the donor) will be subject to Korean inheritance tax or gift tax presently at the rate of 10% to 50%, provided that the value of the ADSs or the common shares is greater than a specified amount.

If you die while holding a common share or donate a common share, your heir or donee (or in certain circumstances, you as the donor) will be subject to Korean inheritance tax or gift tax at the same rate as indicated above.

At present, Korea has not entered into any tax treaty relating to inheritance tax or gift tax.

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

Risk Management Council

Our Risk Management Council is responsible for coordinating with the risk management units of our subsidiaries to ensure that they implement the policies, guidelines and limits established by the Risk Management Committee. The Risk Management Council is comprised of our chief risk management officer and the chief risk management officers of all of our subsidiaries. It operates independently from all business units and convenes on a quarterly basis. Its responsibilities include:

•	analyzing our risk status by using information provided by our subsidiary-level risk management units;

•	deliberating adjustments to the integrated risk capital allocation plan and risk limits for each of our subsidiaries; and

•	coordinating issues relating to the group-wide integration of our risk management functions.

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

Total Exposure Management

We establish and manage total exposure limits for corporations, chaebols and industries, as well as certain small- and medium-sized enterprises, in order to optimize the use of credit availability and avoid excessive risk concentration. Kookmin Bank establishes total exposure limits for (i) main debtor groups designated by the Financial Supervisory Service, (ii) groups to which Kookmin Bank has total exposure of ￦50 billion or more, (iii) enterprises that belong to a main debtor group or large enterprises, in both cases to which Kookmin Bank has total exposure of ￦30 billion or more, (iv) small- and medium-sized enterprises to which Kookmin Bank has total exposure of ￦20 billion or more and (v) other groups or individual enterprises designated by the head of Kookmin Bank’s Risk Management Council as necessary. Kookmin Bank establishes total exposure limit by reviewing factors such as industry, size, cash flows, financial ratios and credit ratings, while establishing exposure limits for industries by reviewing the sales growth rate and risk concentration for each industry. These total exposure limits are set following approval by Kookmin Bank’s Risk Management Council after review by the Credit Risk Management Subcommittee.

Kookmin Bank’s maximum exposure limit is within 25% of its Tier I and Tier II capital for a single chaebol, and within 10% of its Tier I and Tier II capital for an individual large corporation.

We manage and control exposure limits on a daily basis. The principal system that we use for this purpose is the Total Exposure Management System. This system allows us to monitor and control our total exposure to large corporations, chaebols and industries. Kookmin Bank monitors its exposure to large corporations to which it has an exposure of ￦30 billion or more, individual corporations to which it has an exposure of ￦20 billion or more, and also its exposure to 142 business groups, which comprise the 36 largest highly-indebted business groups among chaebols in Korea designated as such by the Financial Supervisory Service based on their outstanding exposures, 18 business groups and individual corporations selected for monitoring by the Head of Kookmin Bank’s Risk Management Group as well as 88 business groups to which it has exposures (in the form of securities or loans) of ￦50 billion or more. We also monitor our exposure to industries by peer groups. Our Total Exposure Management System integrates all of our credit-related risk including credit extended by our overseas branches and affiliates. The assets subject to the system include all Won-denominated and foreign currency-denominated loans, all assets in trust accounts except specified money trusts, guarantees, trade-related credits, commercial paper, corporate bonds and other securities and derivatives.

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

To ensure adequate interest rate and liquidity risk management, we have assigned the responsibilities for our asset and liability risk management to Kookmin Bank’s Risk Management Department in Kookmin Bank’s Risk Management Group, which monitors and reviews the asset and liability operating procedures and activities of Kookmin Bank’s Financial Planning Department and Asset and Liability Risk Management Department, and independently reports to the management on the related issues.

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

The following table shows the volume and types of positions held by Kookmin Bank for which the VaR method is used to measure market risk as of December 31, 2015, 2016 and 2017.

	As of December 31,
	2015		2016		2017
	(in millions of Won)
Securities—Bond(1)	￦	6,368,805	￦	7,700,731	￦	8,179,481
Securities—Equity(1)		31,397		34,131		43,214
Spot exchanges(2)		1,276,665		2,316,311		4,029,675
Derivatives(3)		4,416,844		5,778,082		5,438,917

Total	￦	12,093,711	￦	15,829,255	￦	17,691,288

(1)	Represents amounts marked to market and as shown on the balance sheet information that is prepared and submitted to the Financial Supervisory Service for risk management purposes.
(2)	Represents the overall net open currency position in each currency, which is the greater of (i) the sum of the absolute value of all short positions and (ii) the sum of the absolute value of all long positions.
(3)	For over-the-counter derivatives, represents the absolute value of over-the-counter derivatives measured at fair value at year end. For exchange-traded derivatives, includes the amount of deposits and the collateral posted for such derivatives.

The following table shows Kookmin Bank’s ten-day HSVaRs (at a 99% confidence level for a ten-day holding period) as of December 31, 2015, 2016 and 2017 for interest risk, stock price risk and foreign exchange risk relating to its trading activities. The following figures were calculated on a consolidated basis.

	As of December 31,
	2015		2016		2017
	(in billions of Won)
Risk categories:
Interest risk	￦	15.8	￦	14.9	￦	23.8
Stock price risk		2.1		1.3		1.3
Foreign exchange risk		21.9		10.1		24.3
Less: diversification		(16.6)		(6.5)		(29.7)

Diversified VaR for overall trading activities	￦	23.2	￦	19.8	￦	19.6

In 2017, the average, high, low and ending amounts of ten-day HSVaR (at a 99% confidence level for a ten-day holding period) for Kookmin Bank relating to its trading activities were as follows.

	Trading activities VaR for 2017
	Average		Minimum		Maximum		As of December 31, 2017
	(in billions of Won)
Interest risk	￦	22.7	￦	14.3	￦	42.2	￦	23.8
Stock price risk		1.0		0.8		1.3		1.3
Foreign exchange risk		32.7		12.4		44.3		24.3
Less: diversification								(29.8)

Diversified VaR for overall trading activities		23.3		16.5		30.2	￦	19.6

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

The following table shows the volume and types of instruments held by Kookmin Bank for which the standardized method is used to measure its required equity capital as of December 31, 2015, 2016 and 2017.

	As of December 31,
	2015		2016		2017
	(in millions of Won)
Swaps and foreign exchange positions(1)		—		1,706		14,742
Derivative-linked securities(2)		—		129,535		95,357
Options embedded in convertible bonds(3)		346		9,183		17,303

Total	￦	346	￦	140,424	￦	127,402

(1)	The overall net open currency position is the greater of (i) the sum of the absolute value of all short positions and (ii) the sum of the absolute value of all long positions. In the first half of 2015, Kookmin Bank received approval from the Financial Supervisory Service to use its internal VaR model, in lieu of the standardized method, to measure the market risk of positions held by Kookmin Bank (China) Ltd. As of December 31, 2015, Kookmin Bank held no currency rate swaps and foreign exchange positions that required the use of the standardized method to measure Kookmin Bank’s required equity capital. Amounts as of December 31, 2016 represent only the value of interest rate swaps held by a special purpose vehicle of Kookmin Bank, for which the standardized method is used to measure Kookmin Bank’s required equity capital. Amounts as of December 31, 2017 represent the value of interest rate swaps held by a special purpose vehicle of Kookmin Bank and the foreign exchange positions held by KB Microfinance Myanmar Co., Ltd., for which the standardized method is used to measure Kookmin Bank’s required equity capital.
(2)	Amounts as of December 31, 2016 and 2017 represent the value of derivative-linked securities held by the trust accounts of Kookmin Bank subject to consolidation, for which the standardized method is used to measure Kookmin Bank’s required equity capital.
(3)	Represents the absolute value of over-the-counter derivatives measured at fair value at year end for monitoring purposes.

The following table shows Kookmin Bank’s required equity capital measured using the standardized method as of December 31, 2015, 2016 and 2017.

	As of December 31,
	2015(1)		2016(1)		2017(1)
	(in millions of Won)
Risk categories:
Interest risk	￦	34	￦	15,161	￦	98,236
Stock price risk		118		4,816		1,646
Foreign exchange risk		—		—		810

Total	￦	152	￦	19,977	￦	100,691

(1)	In the first half of 2015, Kookmin Bank received approval from the Financial Supervisory Service to use its internal VaR model, in lieu of the standardized method, to measure the market risk of certain instruments held by Kookmin Bank, including 30-year government bonds held by Kookmin Bank, as well as positions held by certain subsidiaries of Kookmin Bank, including Kookmin Bank (China) Ltd.

Back-Testing. We conduct back testing on a daily basis to validate the adequacy of our market risk model. In back testing, we compare both the actual and hypothetical profit and loss with the VaR calculations and analyze any results that fall outside our predetermined confidence interval of 99%. The number of times the actual changes in fair values, earnings or cash flows from the market risk sensitive instruments exceeded the VaR amounts in 2015, 2016 and 2017 was 6, 4 and 0, respectively.

Stress testing. In addition to VaR, which assumes normal market situations, we use stress testing to assess our market risk exposure to abnormal market fluctuations. Abnormal market fluctuations include significant declines in the stock market and significant increases in the general level of interest rates. This is an important way to supplement VaR, as VaR is a statistical expression of possible loss under a given confidence level and holding period. It does not cover potential loss if the market moves in a manner that is outside our normal expectations. Stress testing projects the anticipated change in value of holding positions under certain scenarios assuming that no action is taken during a stress event to change the risk profile of a portfolio. According to Kookmin Bank’s stress testing, we estimate that as of December 31, 2017, Kookmin Bank’s trading portfolio could have lost ￦457 billion for an assumed short-term extreme decline of approximately 25% in the equity market and an approximate 50 basis point increase in the Korean treasury bond rates under an abnormal stress environment.

We monitor the impact of market turmoil or any abnormality by conducting stress tests and confirming that the results are within our market risk limits. If the impact is large, Kookmin Bank’s chief risk officer may request that our portfolio be restructured or other appropriate action be taken.

Interest Risk

Interest risk from trading activities arises mainly from our trading of Won-denominated debt securities. Our trading strategy is to benefit from short-term movements in the prices of debt securities arising from changes in interest rates. As our trading accounts are marked-to-market daily, we manage the interest risk related to our trading accounts using market value-based tools such as VaR and sensitivity analysis. As of December 31, 2017, the VaR of Kookmin Bank’s interest risk from trading was ￦23.8 billion and the weighted average duration, or weighted average maturity, of its Won-denominated debt securities at fair value through profit or loss was approximately 2.3 years.

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

The following table shows Kookmin Bank’s non-consolidated net open positions at the end of 2015, 2016 and 2017. Positive amounts represent long positions and negative amounts represent short positions. The net open positions held by subsidiaries other than Kookmin Bank are not significant.

	As of December 31,(1)
	2015		2016		2017
	(in millions of US$)
Currency:
U.S. dollars	US$	(317.6)	US$	(530.5)	US$	(714.4)
Japanese Yen		(0.2)		1.3		(0.7)
Euro		(3.3)		(5.6)		(1.3)
Kazakhstan Tenge		29.7		27.0		—
Chinese Renminbi		11.3		70.8		47.21
Others		7.8		5.7		7.35

Total	US$	(272.3)	US$	(431.3)	US$	(661.8)

(1)	Amounts prepared on a non-consolidated basis.

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

As of December 31, 2017, Kookmin Bank’s equity trading position was ￦43 billion.

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

The following table shows Kookmin Bank’s interest rate gap for Won-denominated accounts and foreign currency-denominated accounts as of December 31, 2017.

	As of December 31, 2017
	0-3 Months		3-6 Months		6-12 Months		1-3 Years		Over 3 Years		Total
	(in billions of Won, except percentages)
Won-denominated Interest earning assets:
Loans	￦	95,978	￦	68,665	￦	35,921	￦	15,003	￦	18,480	￦	234,047
Securities		4,882		4,731		6,429		13,751		5,391		35,184
Others		7,268		129		161		36		0		7,594

Total	￦	108,128	￦	73,525	￦	42,511	￦	28,790	￦	23,871	￦	276,825

Interest bearing liabilities:
Deposits	￦	90,176	￦	39,084	￦	55,321	￦	29,798	￦	23,852	￦	238,231
Borrowings		7,076		62		0		0		120		7,258
Others		6,728		1,950		3,068		7,170		2,960		21,876

Total	￦	103,980	￦	41,096	￦	58,389	￦	36,968	￦	26,932	￦	267,365

Sensitivity gap		4,148		32,429		(15,878)		(8,178)		(3,061)		9,460
Cumulative gap		4,148		36,577		20,699		12,521		9,460
% of total assets		1.5%		13.2%		7.5%		4.5%		3.4%
Foreign currency-denominated Interest earning assets:
Due from banks	￦	1,635	￦	53	￦	101	￦	0	￦	0	￦	1,789
Loans		11,425		1,321		595		24		83		13,448
Securities		522		112		251		1,082		1,390		3,357

Total	￦	13,582	￦	1,486	￦	947	￦	1,106	￦	1,473	￦	18,594

Interest bearing liabilities:
Deposits	￦	5,386	￦	4,554	￦	1,088	￦	235	￦	37	￦	11,300
Borrowings		4,450		1,818		646		13		5		6,932
Others		786		177		177		867		1,280		3,287

Total	￦	10,622	￦	6,549	￦	1,911	￦	1,115	￦	1,322	￦	21,519

Sensitivity gap		2,960		(5,063)		(964)		(9)		151		(2,925)
Cumulative gap		2,960		(2,103)		(3,076)		(3,076)		(2,925)
% of total assets		15.9%		(11.3)%		(16.5)%		(16.5)%		(15.7)%

Duration Gap Analysis. We also perform duration gap analysis to measure and manage interest rate risk. Duration gap analysis is a more long-term risk indicator than interest rate gap analysis, as interest rate gap analysis focuses more on accounting income as opposed to the market value of the assets and liabilities. We emphasize duration gap analysis because, in the long run, our principal concern with respect to interest rate fluctuations is the net asset value rather than net interest revenue changes. In 2017, our Won-denominated asset and liability duration gap moved between (+)0.008 years and (-)0.051 years. Accordingly, our net asset value would have declined (or increased) between ￦22 billion and ￦142 billion if interest rates had decreased (or increased) by one percentage point.

For duration gap analysis we use or assume the same maturities for different assets and liabilities that we use or assume for our interest rate gap analysis.

The following table shows Kookmin Bank’s duration gaps and net asset value changes when interest rates decrease by one percentage point as of the specified dates, on a non-consolidated basis.

Won-denominated	Asset Duration	Liability Duration	Duration Gap	Net Asset Value Change
Date	(in years)	(in years)	(in years)	(in billions of Won)
June 30, 2017	0.893	0.939	0.008	￦ 22
December 31, 2017	0.807	0.915	(0.051)	142

Foreign currency-denominated	Asset Duration	Liability Duration	Duration Gap	Net Asset Value Change
Date	(in years)	(in years)	(in years)	(in billions of Won)
June 30, 2017	0.618	0.466	0.067	￦ 12
December 31, 2017	0.539	0.528	(0.067)	12

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

The following table summarizes Kookmin Bank’s interest rate risk, taking into account asset and liability durations as of December 31, 2017.

	As of December 31, 2017
	3 Months or Less		3-6 Months		6-12 Months		1-3 Years		Over 3 Years		Total
	(in billions of Won, except percentages and maturities in years)
Won-denominated:
Asset position	￦	108,128	￦	73,525	￦	42,512	￦	28,790	￦	23,871	￦	276,825
Liability position		103,980		41,096		58,389		36,968		26,932		267,365
Gap		4,148		32,429		(15,878)		(8,178)		(3,061)		9,460
Average maturity		0.246		0.489		0.969		2.786		5.215
Interest rate volatility		(0.51)%		(0.62)%		(0.72)%		(0.91)%		(1.07)%
Amount at risk		(21)		(82)		101		161		157		316

Foreign currency-denominated:
Asset position	￦	13,582	￦	1,486	￦	947	￦	1,106	￦	1,473	￦	18,594
Liability position		10,622		6,549		1,911		1,115		1,322		21,519
Gap		2,960		(5,063)		(964)		(9)		151		(2,925)
Average maturity		0.247		0.491		0.964		2.750		5.104
Interest rate volatility		(1.33)%		(1.46)%		(1.41)%		(1.46)%		(1.54)%
Amount at risk		(7)		35		9		(1)		(3)		34

Interest Rate VaR Analysis. Interest rate VaR is the estimated maximum possible loss on net non-trading assets due to unfavorable changes in interest rates. We calculate interest rate VaR based on interest earning assets and interest bearing liabilities, excluding trading positions, at a 99.9% confidence level. Our method of calculating the interest rate impact is a historical simulation method which uses actual historical price, volatility and yield changes in comparison with the current position to generate hypothetical portfolios and calculate a distribution of position and portfolio market value changes. We believe that our interest rate VaR methodology allows us to benefit from more sophisticated risk measurements using practical scenarios. Using the historical simulation method, Kookmin Bank’s interest rate VaR was ￦95 billion as of December 31, 2015, ￦76 billion as of December 31, 2016 and ￦350 billion as of December 31, 2017. See Note 4.4.3 of the notes to our consolidated financial statements included elsewhere in this annual report.

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

We manage liquidity risk within the limits set on Won and foreign currency accounts in accordance with the regulations of the Financial Services Commission. The Financial Services Commission requires Korean banks, including Kookmin Bank, to maintain a liquidity coverage ratio of not less than 95% from January 1, 2018 to December 31, 2018 (compared to not less than 90% from January 1, 2017 to December 31, 2017), with such minimum liquidity coverage ratio to increase to 100% by 2019. The Financial Services Commission defines the liquidity coverage ratio as the ratio of highly liquid assets to total net cash outflows over a 30-day period. The highly liquid assets and total net cash outflows included in the calculation of the liquid coverage ratio are determined in accordance with the “Standards for Calculation of Liquidity Coverage Ratio” under the Detailed Regulation on the Supervision of the Banking Business. In addition, the Financial Services Commission requires Korean banks, including Kookmin Bank, to maintain a foreign currency liquidity coverage ratio of not less than 70% from January 1, 2018 to December 31, 2018, with such minimum foreign currency liquidity coverage ratio to increase to 80% by 2019.

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

The following table shows Kookmin Bank’s liquidity coverage ratio and foreign currency liquidity coverage ratio on an average balance basis for the month of December 2017 in accordance with Financial Services Commission regulations:

Liquidity coverage ratio:	1 Month or Less
(in billions of Won, except percentages)
Highly liquid assets (A)	￦ 43,947
Cash outflows (B)	60,388
Cash inflows (C)	16,441
Total net cash outflows (D = B-C)	43,947
Liquidity coverage ratio (A/D)	100.00%
Minimum limit	90%

Foreign currency liquidity coverage ratio:	1 Month or Less
	(in millions of US$, except percentages)
Highly liquid assets (A)	US$	2,235
Cash outflows (B)		6,402
Cash inflows (C)		4,731
Total net cash outflows (D = B-C)		1,671
Liquidity coverage ratio (A/D)		133.76%
Minimum limit		60%

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

In 2009, Kookmin Bank obtained ISO 27001 certification, which relates to information security. In 2011, Kookmin Bank also obtained ISO 20000 certification, which relates to IT service management, and BS 25999 certification, which relates to business continuity management. Kookmin Bank is the first Korean bank to have obtained all three such international certifications. In addition, in 2013, 2015 and 2016, Kookmin Bank, we and KB Kookmin Card, respectively, obtained ISMS certification, which relates to information security management. In 2017, KB Kookmin Card obtained PCI DSS certification, which relates to protection of credit card data.

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

Fees and Payments from the Depositary to Us

In 2017, we received the following payments from the depositary:

Reimbursement of listing fees:	$59,500
Reimbursement of SEC filing fees:	$72,510
Reimbursement of expenses related to proxy process (printing, postage and distribution) and ADS holders identification:	$51,262
Reimbursement of legal fees:	$320,498
Reimbursement of expenses related to our investor relations activities (investor conferences and investor relations agency fees, etc.):	$10,231

In addition, as part of its service to us, the depositary waives its fees for the standard costs and operating expenses associated with the administration of the ADS facility.

Item 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

Item 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

Item 15.	CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

We have evaluated, with the participation of our chief executive officer and chief finance officer, the effectiveness of our disclosure controls and procedures as of December 31, 2017. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon our evaluation, our chief executive officer and chief finance officer concluded that our disclosure controls and procedures as of December 31, 2017 were effective to provide reasonable assurance that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the applicable rules and forms, and that it is accumulated and communicated to our management, including our chief executive officer and chief finance officer, as appropriate to allow timely decisions regarding required disclosure.

Management’s Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. Under the supervision and with the participation of our management, including our chief executive officer and chief finance officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control—Integrated Framework 2013 issued by the Committee of Sponsoring Organizations of the Treadway Commission. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS as issued by the IASB. Our internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS as issued by the IASB, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

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

Based on our evaluation, our management concluded that our internal control over financial reporting was effective as of December 31, 2017. Our management has excluded KB Insurance Co., Ltd. and its subsidiaries from our assessment of internal control over financial reporting as of December 31, 2017 in accordance with the SEC’s general guidance that an assessment of a recently acquired business may be omitted from the scope of assessment in the year of acquisition. Through a tender offer conducted in May 2017, we increased our shareholding in KB Insurance to 94.30%, as a result of which KB Insurance became a consolidated subsidiary. We subsequently effected a comprehensive stock swap in July 2017 to acquire the remaining outstanding shares of KB Insurance, as a result of which KB Insurance became a wholly-owned subsidiary. KB Insurance and its subsidiaries accounted for approximately 7.41% of our consolidated total assets as of December 31, 2017 and its profit before income tax for the period subsequent to its consolidation in 2017 amounted to 12.37% of our consolidated total profit before income tax.

The effectiveness of our internal control over financial reporting as of December 31, 2017 has been audited by Samil PricewaterhouseCoopers, an independent registered public accounting firm, as stated in its report included herein which expressed an unqualified opinion on the effectiveness of our internal control over financial reporting as of December 31, 2017.

Attestation Report of the Registered Public Accounting Firm

The attestation report of our independent registered public accounting firm is included in Item 18 of this Form 20-F.

Changes in Internal Control Over Financial Reporting

As a result of our acquisition of a 100% shareholding in KB Insurance in July 2017, we are evaluating and implementing changes to processes, policies and other components of our internal control over financial reporting as part of our ongoing integration activities. Our management continues to be engaged in efforts to evaluate the effectiveness of our internal control procedures and the design of those control procedures in connection with the acquisition of KB Insurance, with a plan to report its evaluation of the internal control over financial reporting of KB Insurance at December 31, 2018. Except for the foregoing, there has been no change in our internal control over financial reporting during 2017 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 16.	[RESERVED]

Item 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Jongsoo Han and Suk Ho Sonu, our non-executive directors and members of our Audit Committee, qualify as “audit committee financial experts” and are independent within the meaning of this Item 16A.

Item 16B.	CODE OF ETHICS

We have adopted a code of ethics, as defined in Item 16B of Form 20-F under the Exchange Act. Our code of ethics applies to our chief executive officer and chief finance officer, as well as to our non-executive directors, non-standing directors and other officers and employees. Our code of ethics is available on our website at http://www.kbfg.com. If we amend the provisions of our code of ethics that apply to our chief executive officer and chief finance officer and persons performing similar functions, or if we grant any waiver of such provisions, we will disclose such amendment or waiver on our website at the same address.

Item 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

Audit and Non-audit Fees

The following table sets forth the fees billed to us by independent registered public accounting firm Samil PricewaterhouseCoopers during the fiscal years ended December 31, 2016 and 2017:

	Year Ended December 31,
	2016		2017
	(in millions of Won)
Audit fees	￦	6,628	￦	7,277
Audit-related fees		198		547

Total fees	￦	6,826	￦	7,824

Audit fees in the above table are the aggregate fees billed by Samil PricewaterhouseCoopers in connection with:

•	the audits of our annual financial statements and the review of our interim financial statements;

•	the audits of our special purpose entities in connection with the Financial Investment Services and Capital Markets Act; and

•	our financial debenture offering services.

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

Item 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

Item 16E.	PURCHASE OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

The following table sets forth information regarding purchases by us of our common shares during the period covered by this annual report.

Period	Total Number of Shares Purchased		Average Price Paid per Share		Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Approximate Dollar Value of Shares that May Yet Be Purchased Under the Plans or Programs (as of end of period)
January 1 to January 31, 2017	1,400,000	(1)	￦	45,263	1,400,000	$17,560,205.68
February 1 to February 28, 2017	392,500	(1)		47,751	392,500	1,718.30
March 1 to March 31, 2017	—			—	—	—
April 1 to April 30, 2017	—			—	—	—
May 1 to May 31, 2017	—			—	—	—
June 1 to June 30, 2017	—			—	—	—
July 1 to July 31, 2017	—			—	—	—
August 1 to August 31, 2017	—			—	—	—
September 1 to September 30, 2017	—			—	—	—
October 1 to October 31, 2017	—			—	—	—
November 1 to November 30, 2017	263,618	(2)		59,289	263,618	266,409,016.79
December 1 to December 31, 2017	1,702,253	(2)		61,180	1,702,253	168,843,826.61

Total	3,758,371			53,716	3,758,371	168,843,826.61

(1)	Comprises common shares that were purchased through a broker in a series of open-market transactions in Korea in the periods indicated above, pursuant to a trust agreement for the acquisition of treasury shares dated August 3, 2016, which expired on April 17, 2017.
(2)	Comprises common shares that were purchased through a broker in a series of open-market transactions in Korea in the periods indicated above, pursuant to a trust agreement for the acquisition of treasury shares dated November 27, 2017, which will expire on November 26, 2018.

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

NYSE Corporate Governance Standards	KB Financial Group

Director Independence
Listed companies must have a majority of independent directors.	The majority of our board of directors is independent (as defined in accordance with the New York Stock Exchange’s standards), as seven out of nine directors are non-executive directors.

Executive Session
Non-management directors must meet in regularly scheduled executive sessions without management. Independent directors should meet alone in an executive session at least once a year.	Our non-executive directors hold executive sessions as needed in accordance with the Regulation of the Board of Directors.

Nomination/Corporate Governance Committee
A nomination/corporate governance committee of independent directors is required. The committee must have a charter that addresses the purpose, responsibilities (including development of corporate governance guidelines) and annual performance evaluation of the committee.	We maintain a Non-executive Director Nominating Committee composed of four non-executive directors. We maintain a CEO Nominating Committee composed of all seven of our non-executive directors.

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

Date: April 27, 2018

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of

KB Financial Group Inc.:

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated statements of financial position of KB Financial Group Inc. (the “Company”) and its subsidiaries as of December 31, 2017 and 2016, and the related consolidated statements of comprehensive income, of changes in equity and of cash flows for each of the three years in the period ended December 31, 2017, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company’s internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2017 and 2016, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2017 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control—Integrated Framework (2013) issued by the COSO.

Basis for Opinions

The Company’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company’s internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

As described in Management’s Annual Report on Internal Control Over Financial Reporting, management has excluded KB Insurance Co., Ltd. and its subsidiaries from its assessment of internal control over financial reporting as of December 31, 2017 because it was acquired by the Company in a purchase business combination during 2017. We have also excluded KB Insurance Co., Ltd. and its subsidiaries from our audit of internal control over financial reporting. KB Insurance Co., Ltd. and its subsidiaries is a wholly-owned subsidiary whose total assets and profit before income tax represent 7.41% and 12.37%, respectively, of the related consolidated financial statement amounts as of and for the year ended December 31, 2017.

Definition and Limitations of Internal Control over Financial Reporting

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

/s/ Samil PricewaterhouseCoopers

Seoul, Korea

April 27, 2018

We have served as the Company’s auditor since 2008.

KB FINANCIAL GROUP INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

AS OF DECEMBER 31, 2016 AND 2017

	Dec. 31 2016		Dec. 31 2017		2017
					Translation into U.S. dollars (Note 3)
	(In millions of Korean won)				(In thousands)
ASSETS
Cash and due from financial institutions	￦	17,884,863	￦	19,817,825	US$	18,566,099
Financial assets at fair value through profit or loss		27,858,364		32,227,345		30,191,813
Derivative financial assets		3,381,935		3,310,166		3,101,090
Loans		265,486,134		290,122,838		271,798,203
Financial investments		45,147,797		66,608,243		62,401,157
Investments in associates and joint ventures		1,770,673		335,070		313,906
Property and equipment		3,627,268		4,201,697		3,936,311
Investment property		755,011		848,481		794,890
Intangible assets		652,316		2,943,060		2,757,171
Net defined benefit assets		—		894		838
Current income tax assets		65,738		6,324		5,925
Deferred income tax assets		133,624		3,991		3,739
Assets held for sale		52,148		155,506		145,684
Other assets		8,857,785		16,204,169		15,180,687

Total assets		375,673,656		436,785,609		409,197,513

LIABILITIES
Financial liabilities at fair value through profit and loss		12,122,836		12,023,058		11,263,662
Derivative financial liabilities		3,807,128		3,142,765		2,944,263
Deposits		239,729,695		255,800,048		239,643,297
Debts		26,251,486		28,820,928		27,000,551
Debentures		34,992,057		44,992,724		42,150,910
Provisions		537,717		568,033		532,155
Net defined benefit liabilities		96,299		154,702		144,931
Current income tax liabilities		441,812		433,870		406,466
Deferred income tax liabilities		103,482		533,069		499,399
Insurance contract liabilities		7,290,844		31,801,275		29,792,654
Other liabilities		19,038,897		24,470,308		22,924,723

Total liabilities		344,412,253		402,740,780		377,303,011

TOTAL EQUITY
Capital stock		2,090,558		2,090,558		1,958,515
Capital surplus		16,994,902		17,122,228		16,040,760
Accumulated other comprehensive income		405,329		537,668		503,708
Retained earnings		12,229,228		15,044,204		14,093,988
Treasury shares		(721,973)		(755,973)		(708,225)

Equity attributable to shareholders of the company		30,998,044		34,038,685		31,888,746
Non-controlling interests		263,359		6,144		5,756

Total equity		31,261,403		34,044,829		31,894,502

Total liabilities and equity	￦	375,673,656	￦	436,785,609	US$	409,197,513

The accompanying notes are an integral part of these consolidated financial statements.

KB FINANCIAL GROUP INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 and 2017

	2015		2016		2017		2017
							Translation into U.S. dollars (Note 3)
	(In millions of Korean won, except per share amounts)						(In thousands, except per share amounts)
Interest income	￦	10,375,823	￦	10,021,882	￦	11,382,452	US$	10,663,518
Interest expense		(4,172,624)		(3,619,353)		(3,672,443)		(3,440,486)

Net interest income		6,203,199		6,402,529		7,710,009		7,223,032

Fee and commission income		2,971,095		3,150,877		3,988,250		3,736,346
Fee and commission expense		(1,436,112)		(1,565,985)		(1,938,226)		(1,815,805)

Net fee and commission income		1,534,983		1,584,892		2,050,024		1,920,541

Insurance income		1,373,373		1,201,352		8,970,992		8,404,369
Insurance expense		(1,478,987)		(1,319,155)		(8,377,282)		(7,848,159)

Net insurance income(expense)		(105,614)		(117,803)		593,710		556,210

Net gains(losses) on financial assets/liabilities at fair value through profit or loss		359,727		(8,768)		740,329		693,569

Net other operating income(expense)		(610,346)		(415,908)		(901,890)		(844,925)

General and administrative expenses		(4,523,584)		(5,228,711)		(5,628,664)		(5,273,148)

Operating profit before provision for credit losses		2,858,365		2,216,231		4,563,518		4,275,279

Provision for credit losses		(1,037,231)		(539,283)		(548,244)		(513,616)

Net operating profit		1,821,134		1,676,948		4,015,274		3,761,663

Share of profit of associates and joint ventures		203,097		280,838		84,274		78,951
Net other non-operating income(expense)		140,464		670,869		38,876		36,420

Net non-operating profit (loss)		343,561		951,707		123,150		115,371

Profit before income tax		2,164,695		2,628,655		4,138,424		3,877,034

Income tax expense		(437,389)		(438,475)		(794,963)		(744,752)

Profit for the year	￦	1,727,306	￦	2,190,180	￦	3,343,461	US$	3,132,282

(Continued)

KB FINANCIAL GROUP INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 and 2017

	2015		2016		2017		2017
							Translation into U.S. dollars (Note 3)
	(In millions of Korean won, except per share amounts)						(In thousands, except per share amounts)
Items that will not be reclassified to profit or loss
Remeasurements of net defined benefit liabilities	￦	(22,906)	￦	12,671	￦	22,605	US$	21,177
Share of other comprehensive income of associates and joint ventures		402		3,623		(145)		(136)

		(22,504)		16,294		22,460		21,041

Items that may be reclassified subsequently to profit or loss
Exchange differences on translating foreign operations		45,143		20,148		(110,037)		(103,086)
Change in value of financial investments		(28,969)		(47,871)		89,117		83,488
Shares of other comprehensive income of associates and joint ventures		(180)		(10,716)		100,880		94,508
Cash flow hedges		725		4,303		20,959		19,635
Gains(losses) on hedges of a net investment in a foreign operation		(25,477)		(7,095)		26,614		24,933
Other comprehensive income of separate account		—		—		(13,767)		(12,897)

		(8,758)		(41,231)		113,766		106,581

Other comprehensive income(loss) for the year, net of tax		(31,262)		(24,937)		136,226		127,622

Total comprehensive income for the year		1,696,044		2,165,243		3,479,687		3,259,904

Profit attributable to:
Shareholders of the parent company		1,698,318		2,143,744		3,311,438		3,102,282
Non-controlling interests		28,988		46,436		32,023		30,000

		1,727,306		2,190,180		3,343,461		3,132,282

Total comprehensive income for the year attributable to:
Shareholders of the parent company		1,666,883		2,118,829		3,445,285		3,227,675
Non-controlling interests		29,161		46,414		34,402		32,229

	￦	1,696,044	￦	2,165,243	￦	3,479,687	US$	3,259,904

Earnings per share
Basic earnings per share	￦	4,396	￦	5,588	￦	8,305	US$	7.78
Diluted earnings per share		4,376		5,559		8,257		7.74

The accompanying notes are an integral part of these consolidated financial statements.

KB FINANCIAL GROUP INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 and 2017

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

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 and 2017

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

(Continued)

KB FINANCIAL GROUP INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 and 2017

	Equity attributable to shareholders of the parent company
	Capital Stock		Capital surplus		Accumulated other comprehensive income		Retained earnings		Treasury shares		Non-controlling interest		Total equity
	(In millions of Korean won)
Balance at January 1, 2017	￦	2,090,558	￦	16,994,902	￦	405,329	￦	12,229,228	￦	(721,973)	￦	263,359	￦	31,261,403

Comprehensive income
Profit for the year		—		—		—		3,311,438		—		32,023		3,343,461
Remeasurements of net defined benefit liabilities		—		—		22,685		—		—		(80)		22,605
Exchange differences on translating foreign operations		—		—		(109,727)		—		—		(310)		(110,037)
Change in value of financial investments		—		—		86,176		—		—		2,941		89,117
Shares of other comprehensive income of associates and joint ventures		—		—		100,735		—		—		—		100,735
Cash flow hedges		—		—		21,055		—		—		(96)		20,959
Losses on hedges of a net investment in a foreign operation		—		—		26,614		—		—		—		26,614
Other comprehensive income of separate account		—		—		(13,692)		—		—		(75)		(13,767)
Transfer to other accounts		—		—		(1,507)		1,507		—		—		—

Total comprehensive income		—		—		132,339		3,312,945		—		34,403		3,479,687
Transactions with shareholders
Dividends paid to shareholders of the Parent Company		—		—		—		(497,969)		—		(5,156)		(503,125)
Acquisition of treasury shares		—		—		—		—		(202,051)		—		(202,051)
Disposal of treasury shares		—		87,212		—		—		168,051		—		255,263
Changes in interest in subsidiaries		—		41,352		—		—		—		(288,802)		(247,450)
Others		—		(1,238)		—		—		—		2,340		1,102

Total transactions with shareholders		—		127,326		—		(497,969)		(34,000)		(291,618)		(696,261)
Balance at December 31, 2017	￦	2,090,558	￦	17,122,228	￦	537,668	￦	15,044,204	￦	(755,973)	￦	6,144	￦	34,044,829

(Continued)

KB FINANCIAL GROUP INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 and 2017

	Equity attributable to shareholders of the parent company
	Capital Stock		Capital surplus		Accumulated other comprehensive income		Retained earnings		Treasury shares		Non-controlling interest		Total equity
	(Translation into U.S. dollars(Note 3))(In thousands)
Balance at January 1, 2017	US$	1,958,515	US$	15,921,476	US$	379,728	US$	11,456,810	US$	(676,372)	US$	246,725	US$	29,286,882

Comprehensive income		—		—		—		—		—		—		—
Profit for the year		—		—		—		3,102,282		—		30,000		3,132,282
Remeasurements of net defined benefit liabilities		—		—		21,252		—		—		(75)		21,177
Exchange differences on translating foreign operations		—		—		(102,796)		—		—		(290)		(103,086)
Change in value of financial investments		—		—		80,733		—		—		2,755		83,488
Shares of other comprehensive income of associates and joint ventures		—		—		94,372		—		—		—		94,372
Cash flow hedges		—		—		19,725		—		—		(90)		19,635
Losses on hedges of a net investment in a foreign operation		—		—		24,933		—		—		—		24,933
Other comprehensive income of separate account		—		—		(12,827)		—		—		(70)		(12,897)
Transfer to other accounts		—		—		(1,412)		1,412		—		—		—

Total comprehensive income		—		—		123,980		3,103,694		—		32,230		3,259,904
Transactions with shareholders
Dividends paid to shareholders of the Parent Company		—		—		—		(466,516)		—		(4,830)		(471,346)
Acquisition of treasury shares		—		—		—		—		(189,289)		—		(189,289)
Disposal of treasury shares		—		81,704		—		—		157,436		—		239,140
Changes in interest in subsidiaries		—		38,740		—		—		—		(270,561)		(231,821)
Others		—		(1,160)		—		—		—		2,192		1,032

Total transactions with shareholders		—		119,284		—		(466,516)		(31,853)		(273,199)		(652,284)
Balance at December 31, 2017	US$	1,958,515	US$	16,040,760	US$	503,708	US$	14,093,988	US$	(708,225)	US$	5,756	US$	31,894,502

The accompanying notes are an integral part of these consolidated financial statements.

KB FINANCIAL GROUP INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 and 2017

	2015		2016		2017		2017
							Translation into U.S. dollars (Note 3)
	(In millions of Korean won)						(In thousands)
Cash flows from operating activities:
Profit for the year	￦	1,727,306	￦	2,190,180	￦	3,343,461	US$	3,132,282

Adjustment for non-cash items
Net loss(gain) on financial assets/liabilities at fair value through profit or loss		(63,319)		401,556		(106,868)		(100,118)
Net loss(gain) on derivative financial instruments for hedging purposes		47,466		69,573		(135,363)		(126,813)
Adjustment of fair value of derivative financial instruments		1,771		338		(1,000)		(937)
Provision for credit loss		1,037,231		539,283		548,244		513,616
Net loss(gain) on financial investments		(166,911)		(139,800)		110,156		103,198
Share of loss (profit) of associates and joint ventures		(203,097)		(280,838)		(84,274)		(78,951)
Depreciation and amortization expense		257,457		289,438		550,343		515,582
Other net losses on property and equipment/intangible assets		9,458		5,259		30,893		28,942
Share-based payments		17,429		38,190		73,370		68,736
Policy reserve appropriation		659,501		366,145		1,644,389		1,540,527
Post-employment benefits		187,882		197,696		233,501		218,753
Net interest expense		431,157		421,679		363,803		340,825
Loss(gain) on foreign currency translation		228,727		15,931		(70,399)		(65,952)
Gains on bargain purchase		—		(628,614)		(122,986)		(115,218)
Net other expense(income)		88,518		65,412		204,122		191,229

		2,533,270		1,361,248		3,237,931		3,033,419

Changes in operating assets and liabilities
Financial asset at fair value through profit or loss		(418,431)		(1,463,824)		(3,946,805)		(3,697,518)
Derivative financial instruments		124,687		147,137		(295,795)		(277,112)
Loans		(14,847,214)		(16,423,939)		(22,465,758)		(21,046,784)
Current income tax assets		287,788		(8,868)		59,334		55,586
Deferred income tax assets		9,223		(87,701)		3,186		2,985
Other assets		(682,627)		1,393,689		(3,938,297)		(3,689,548)
Financial liabilities at fair value through profit or loss		1,296,333		356,880		66,222		62,039
Deposits		12,602,806		12,042,422		18,858,210		17,667,094
Deferred income tax liabilities		105,752		(150,333)		108,355		101,511
Other liabilities		(545,262)		1,768,096		133,931		125,472

		(2,066,945)		(2,426,441)		(11,417,417)		(10,696,275)

Net cash inflow (outflow) from operating activities	￦	2,193,631	￦	1,124,987	￦	(4,836,025)	US$	(4,530,574)

(Continued)

KB FINANCIAL GROUP INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 and 2017

	2015		2016		2017		2017
							Translation into U.S. dollars (Note 3)
	(In millions of Korean won)						(In thousands)
Cash flows from investing activities:
Disposal of financial investments	￦	21,648,312	￦	28,066,113	￦	38,050,549	US$	35,647,214
Acquisition of financial investments		(25,688,235)		(30,737,148)		(46,538,295)		(43,598,860)
Disposal of investments in associates and joint ventures		40,350		106,658		141,052		132,143
Acquisition of investments in associates and joint ventures		(904,399)		(1,558,731)		(53,375)		(50,004)
Disposal of property and equipment		2,951		809		31,167		29,198
Acquisition of property and equipment		(229,210)		(397,157)		(298,368)		(279,523)
Disposal of investment property		—		—		1,593		1,492
Acquisition of investment property		(4,289)		(1,254)		(262)		(245)
Disposal of intangible assets		3,761		8,330		7,603		7,123
Acquisition of intangible assets		(52,126)		(111,603)		(111,894)		(104,827)
Net cash flows from the change in subsidiaries		—		95,304		(405,817)		(380,185)
Others		107,555		90,141		446,628		418,419

Net cash inflow (outflow) from investing activities		(5,075,330)		(4,438,538)		(8,729,419)		(8,178,055)

Cash flows from financing activities:
Net cash flows from derivative financial instrument for hedging purposes		(61,543)		11,035		63,827		59,796
Net increase in debts		178,497		1,849,513		4,272,011		4,002,184
Increase in debentures		80,263,530		99,305,813		139,700,967		130,877,224
Decrease in debentures		(77,062,704)		(98,484,764)		(129,235,557)		(121,072,827)
Increase in other payables from trust accounts		242,827		1,639,104		587,523		550,414
Dividends paid to shareholders of the Parent Company		(301,354)		(378,625)		(497,969)		(466,516)
Disposal of treasury shares		—		—		3,515		3,293
Acquisition of treasury shares		—		(716,808)		(185,532)		(173,813)
Dividends paid to non-controlling interests		(4,640)		(5,156)		(5,156)		(4,830)
Changes in interest in subsidiaries		—		—		(163,658)		(153,321)
Others		652		(38,786)		148,775		139,377

Net cash inflow (outflow) from financing activities		3,255,265		3,181,326		14,688,746		13,760,981

Effect of exchange rate changes on cash and cash equivalents		65,557		89,142		(133,240)		(124,824)

Net increase (decrease) in cash and cash equivalents		439,123		(43,083)		990,062		927,528
Cash and cash equivalents at the beginning of the year		7,018,796		7,457,919		7,414,836		6,946,503

Cash and cash equivalents at the end of the year	￦	7,457,919	￦	7,414,836	￦	8,404,898	US$	7,874,031

The accompanying notes are an integral part of these consolidated financial statements.

KB FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. The Parent Company

KB Financial Group Inc. (the “Parent Company”) was incorporated on September 29, 2008, under the Financial Holding Companies Act of Korea. KB Financial Group Inc. and its subsidiaries (the “Group”) derive substantially all of their revenue and income from providing a broad range of banking and related financial services to consumers and corporations primarily in Korea and in selected international markets. The Parent Company’s principal business includes ownership and management of subsidiaries and associated companies that are engaged in financial services or activities. In 2011, Kookmin Bank spun off its credit card business segment and established a new separate credit card company, KB Kookmin Card Co., Ltd., and KB Investment & Securities Co., Ltd. merged with KB Futures Co., Ltd. The Group established KB Savings Bank Co., Ltd. in January 2012, acquired Yehansoul Savings Bank Co., Ltd. in September 2013, and KB Savings Bank Co., Ltd. merged with Yehansoul Savings Bank Co., Ltd. in January 2014. In March 2014, the Group acquired Woori Financial Co., Ltd. and changed the name to KB Capital Co., Ltd. Meanwhile, the Group included LIG Insurance Co., Ltd. as an associate and changed the name to KB Insurance Co., Ltd. in June 2015. Also, the Group included Hyundai Securities Co., Ltd. as an associate in June 2016 and included as a subsidiary in October 2016 by comprehensive exchange of shares. Hyundai Securities Co., Ltd. merged with KB Investment & Securities Co., Ltd. in December 2016 and changed the name to KB Securities Co., Ltd. in January 2017. KB Insurance Co., Ltd. became one of the subsidiaries through a tender offer in May 2017. See Note 44 for details of business combination.

The Parent Company’s share capital as of December 31, 2017, is ￦2,090,558 million. The Parent Company has been listed on the Korea Exchange (“KRX”) since October 10, 2008, and on the New York Stock Exchange (“NYSE”) for its American Depositary Shares (“ADS”) since September 29, 2008. Number of shares authorized in its Articles of Incorporation is 1,000 million.

2. Basis of Preparation

2.1 Application of IFRS

The Group’s consolidated financial statements of the Group have been prepared in accordance with International Financial Reporting Standards (“IFRS”). IFRS are the standards, subsequent amendments and related interpretations (“IFRICs”) issued by the International Accounting Standards Board (“IASB”).

The preparation of consolidated financial statements requires the use of certain critical accounting estimates. Management also needs to exercise judgment in applying the Group’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in Note 2.4.

The Group has applied the following standards and amendments for the first time for their annual reporting period commencing January 1, 2017. The adoption of these amendments did not have any impact on the current period or any prior period and is not likely to affect future periods.

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

•	Amendments to IFRS 12, Disclosure of Interests in Other Entities

Amendments to IFRS 12 clarify when an entity’s interest in a subsidiary, a joint venture or an associate is classified as held for sales in accordance with IFRS 5, the entity is required to disclose other information except for summarized financial information in accordance with IFRS 12.

Certain new accounting standards and interpretations that have been published that are not mandatory for annual reporting period commencing January 1, 2017 and have not been early adopted by the Group are set out below.

•	Amendments to IAS 28, Investments in Associates and Joint Ventures

When an investment in an associate or a joint venture is held by, or it held indirectly through, an entity that is a venture capital organization, or a mutual fund, unit trust and similar entities including investment-linked insurance funds, the entity may elect to measure that investment at fair value through profit or loss in accordance with IFRS 9. The amendments clarify that an entity shall make this election separately for each associate of joint venture, at initial recognition of the associate or joint venture. The Group will apply these amendments retrospectively for annual periods beginning on or after January 1, 2018, and early adoption is permitted. The Group does not expect the amendments to have a significant impact on the consolidated financial statements because the Group is not a venture capital organization.

•	Amendments to IAS 40, Transfers of Investment Property

Paragraph 57 of IAS 40 clarifies that a transfer to, or from, investment property, including Property under construction, can only be made if there has been a change in use that is supported by Evidence, and provides a list of circumstances as examples. The amendment will be effective for annual periods beginning on or after January 1, 2018. With early adoption permitted. The Group does not expect the amendment to have a significant impact on the financial statements.

•	Amendments to IFRS 2, Share-based Payment

Amendments to IFRS 2 clarify accounting for a modification to the terms and conditions of a share-based payment that changes the classification of the transaction from cash-settled to equity-settled. Amendments also clarify that the measurement approach should treat the terms and conditions of a cash-settled award in the same way as for an equity-settled award. The amendments will be effective for annual periods beginning on or after January 1, 2018, with early adoption. The Group does not expect the amendments to have a significant impact on the consolidated financial statements.

•	Enactments to IFRIC 22, Foreign Currency Transactions and Advance Consideration

According to these enactments, the date of the transaction for the purpose of determining the exchange rate to use on initial recognition of the related asset, expense or income (or part of it) is the date on which an entity initially recognizes the non-monetary asset or non-monetary liability arising from the payment or receipt of advance consideration. If there are multiple payments or receipts in advance, the entity shall determine a date of the transaction for each payment or receipt of advance consideration. These enactments will be effective for annual periods beginning on or after January 1, 2018, with early adoption permitted. The Group does not expect the enactments to have a significant impact on the consolidated financial statements.

•	IFRS 9, Financial Instruments

The new standard for financial instruments issued in July 2014 is effective for annual periods beginning on or after January 1, 2018 with early application permitted. This standard will replace IAS 39 Financial Instruments: Recognition and Measurement. The Group will apply the standards for annual periods beginning on or after January 1, 2018.

The standard requires retrospective application with some exceptions. For example, an entity is not required to restate prior periods in relation to classification, measurement and impairment of financial instruments. The standard requires prospective application of its hedge accounting requirements for all hedging relationships except the accounting for time value of options and other exceptions.

IFRS 9 Financial Instruments requires all financial assets to be classified and measured on the basis of the entity’s business model for managing financial assets and the contractual cash flow characteristics of the financial assets. A new impairment model, an expected credit loss model, is introduced and any subsequent changes in expected credit losses will be recognized in profit or loss. Also, hedge accounting rules are amended to allow more hedging instruments and hedged items to qualify for hedge accounting.

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

Within the Group, IFRS 9 Task Force Team (‘TFT’) has been set up to prepare for implementation of IFRS 9 since October 2015. There are three stages for implementation of IFRS, such as analysis, design and implementation, and preparation for application. The Group analyzed the financial impacts of IFRS 9 on its consolidated financial statements.

Stage	Period	Process
1	From Oct. to Dec. 2015 (for 3 months)	Analysis of GAAP differences and development of methodology

2	From Jan. to Dec. 2016 (for 12 months)	Development of methodology, definition of business requirement, and the system development and test.

3	From Jan. 2017 to Mar. 2018 (for 15 months)	Preparation for opening balances of the financial statements

The Group performed an impact assessment to identify potential financial effects of applying IFRS 9. The assessment was performed based on available information as at December 31, 2017, and the results of the assessment are explained as below. The results of the assessment in the financial effects as at December 31, 2017 may change due to additional information and decisions that the Group may obtain in the future.

(a) Classification and Measurement of Financial Assets

When implementing IFRS 9, the classification of financial assets will be driven by the Group’s business model for managing the financial assets and contractual terms of cash flow. The following table shows the classification of financial assets measured subsequently at amortized cost, at fair value through other comprehensive income and at fair value through profit or loss. For hybrid (combined) instruments, the Group does not measure an embedded derivative separately from its host contract, financial assets with embedded derivatives are classified in their entirety.

Business model	Contractual cash flows characteristics
	Solely represent payments of principal and interest	All other
Hold the financial asset for the collection of the contractual cash flows	Measured at amortized cost[1]	Recognized at fair value through profit or loss[2]
Hold the financial asset for the collection of the contractual cash flows and sale	Measured at fair value through other comprehensive income[1]
Hold for sale and others	Measured at fair value through profit or loss

[1]	A designation at fair value through profit or loss is allowed only if such designation mitigates an accounting mismatch (irrevocable).
[2]	A designation at fair value through other comprehensive income is allowed only if the financial instrument is the equity investment that is not held for trading (irrevocable).

With the implementation of IFRS 9, the criteria to classify the financial assets at amortized cost or at fair value through other comprehensive income are more strictly applied than the criteria applied with IAS 39. Accordingly, the financial assets at fair value through profit or loss may increase by implementing IFRS 9 and may result an extended fluctuation in profit or loss.

The following table presents the impact of the change in classification and measurement of financial instrument (excluding derivatives) held by the Group as at December 31, 2017, using the financial instrument accounting system developed by the Group with applying IFRS 9.

Classification in accordance with		Amount in accordance with
IAS 39	IFRS 9	IAS 39[1]		IFRS 9[1]
		(In millions of Korean won)
Cash and due from financial institutions	Measured at amortized cost	￦	19,817,825	￦	17,020,727
	Recognized at fair value through profit or loss[2]		—		2,782,821

Sub-total			19,817,825		19,803,548

Financial assets at fair value through profit or loss
Trading Securities-Debt	Recognized at fair value through profit or loss		25,168,338		32,227,345
Trading Securities-Equity			4,935,100
Trading Securities-Others			73,855
Financial assets designated at fair value through profit and loss[3]			2,050,052

Sub-total			32,227,345		32,227,345

Loans	Measured at amortized cost		290,122,838		288,970,214
	Recognized at fair value through profit or loss[2]		—		629,223

Sub-total			290,122,838		289,599,437

Financial investments
Available-for-sale Securities- Debt	Recognized at fair value through other comprehensive income		38,959,401		33,611,908
	Recognized at fair value through profit or loss[2]		—		2,511,902
	Measured at amortized cost		—		2,839,709
Available-for-sale Securities- Equity	Recognized at fair value through other comprehensive income		9,156,862		2,367,745
	Recognized at fair value through profit or loss[2]		—		6,800,632
Financial assets held-to-maturity	Measured at amortized cost		18,491,980		18,222,076
	Recognized at fair value through profit or loss[2]		—		269,661

Sub-total			66,608,243		66,623,633

Other assets	Measured at amortized cost		10,195,015		10,188,309

Total		￦	418,971,266	￦	418,442,272

[1]	Loans and other financial assets are net of allowance.
[2]	In accordance with IFRS 4, the Group applied Overlay approach to the financial instruments related to insurance contracts (cash and due from financial institutions ￦186,293 million, Loans ￦587 million, Available-for-sale securities ￦6,349,091 million, and Held-to-maturity securities ￦57,386 million). For the financial assets designated as fair value through profit or loss, the Group reclassifies the amount reported in profit or loss for the designated financial assets applying IFRS 9 to the amount that would have been reported in profit or loss for the designated financial assets of the insurer has applied IAS 39.
[3]	The financial assets amounting to ￦2,050,052 million that was previously classified as financial assets designated at fair value through profit or loss in accordance with IAS 39, will be reclassified as financial assets recognized at fair value through profit or loss, even if the financial assets are not designated at fair value through profit or loss.

With the implementation of IFRS 9, as at December 31, 2017, ￦2,782,821 million of cash and due from financial institutions, ￦629,223 million of loans, ￦9,312,534 million of financial assets available-for-sales and ￦269,661 million of assets held-to-maturity are classified to financial assets recognize at fair value through profit or loss. These classifications will increase the financial assets recognized at fair value through profit or loss from 7.7% to 10.8% over the total financial assets (excluding derivatives) of ￦418,442,272 million and may result an extended fluctuation in profit or loss.

(b) Classification and Measurement of Financial Liabilities

IFRS 9 requires that the amount of the change of fair value attributable to changes in the credit risk in the financial liabilities designated at fair value through profit or loss will be recognized in other comprehensive income, not in profit or loss, unless this treatment of the credit risk component creates or enlarges a measurement mismatch. Amounts presented in other comprehensive income are not subsequently transferred to profit or loss.

Under IAS 39, all financial liabilities designated at fair value through profit or loss recognized their fair value change in profit or loss. However, under IFRS 9, certain fair value change will be recognized in other comprehensive income and as a result, profit or loss from fair value change may decrease. Based on the impact assessment, ￦10,438 million was identified as changes in credit risk in relation to the financial liabilities of ￦10,078,288 million designated as fair value through profit or loss.

(c) Impairment: Financial Assets and Contract Assets

The new impairment model requires the recognition of impairment provisions based on expected credit losses (ECL) rather than only incurred credit losses as is the case under IAS 39. It applies to financial assets classified at amortized cost, debt instruments measured at fair value through other comprehensive income, lease receivables, contract assets, loan commitments and certain financial guarantee contracts.

Under IFRS 9, a credit event (or impairment ‘trigger’) no longer has to occur before credit losses are recognized. The Group will always recognize (at a minimum) 12-month expected credit losses in profit or loss. Lifetime expected losses will be recognized on assets for which there is a significant increase in credit risk after initial recognition.

Stage		Loss allowance
1	No significant increase in credit risk after initial recognition	12-month expected credit losses: expected credit losses that result from those default events on the financial instrument that are possible within 12 months after the reporting date

2	Significant increase in credit risk after initial recognition	Lifetime expected credit losses: expected credit losses that result from all possible default events over the life of the financial instrument
3	Credit-impaired

Under IFRS 9, the asset that is credit-impaired at initial recognition would recognize all changes in lifetime expected credit losses since the initial recognition as a loss allowance.

According to the financial assessment, the Group owns loss allowance set out below.

Classification in accordance with		Loss allowance in accordance with				Difference (b)-(a)
IAS 39	IFRS 9	IAS 39(a)		IFRS 9(b)
		(In millions of Korean won)
Loans and receivables
Due from financial institutions	Measured at amortized cost	￦	—	￦	1,797	￦	1,797
Loans	Measured at amortized cost		2,064,469		2,608,937		544,468
	Recognized at fair value through profit or loss		45,763		—		(45,763)
Other assets	Measured at amortized cost		104,813		109,899		5,086
Available-for-sale Securities
Debt Securities	Recognized at fair value through other comprehensive income		—		4,433		4,433
	Measured at amortized cost		—		176		176
Financial assets held-to-maturity
Debt Securities	Measured at amortized cost		—		1,530		1,530

Sub-total			2,215,045		2,726,772		511,727

Unused Commitment and Guarantee			267,011		295,648		28,637

Sub-total			267,011		295,648		28,637

Financial Guarantee Contract			2,682		4,857		2,175

Sub-total			2,682		4,857		2,175

Total		￦	2,484,738	￦	3,027,277	￦	542,539

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

Furthermore, when the Group first applies IFRS 9, it may choose as its accounting policy to continue to apply all of the hedge accounting requirements of IAS 39 instead of the requirements of IFRS 9.

Meanwhile, as at December 31, 2017, no hedge accounting was applied to risk management activity which is eligible for being hedged under IFRS 9 but not under IAS 39.

•	IFRS 15, Revenue from Contracts with Customers

IFRS 15 Revenue from Contracts with Customers issued in May 2014 replaces IAS 18 Revenue, IAS 11 Construction Contracts, SIC 31 Revenue-Barter Transactions Involving Advertising Services, IFRIC 13 Customer Loyalty Programs, IFRIC 15 Agreements for the Construction of Real Estate and IFRIC 18 Transfers of assets from customers.

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

The Group will apply new standard for annual reporting periods beginning on or after January 1, 2018 and early adoption is permitted. The Group performed a preliminary impact assessment on the employees of the accounting department based on the current situation and available information as at December 31, 2017 to identify potential financial effects of applying IFRS 15. As a result, the Group expects the standard will not have a significant impact on the consolidated financial statements. The results of the assessment as at December 31, 2017, may change due to additional information that the Group may obtain after the assessment.

•	IFRS 16, Leases

IFRS 16 Leases issued in January 2016 is effective for annual periods beginning on or after January 1, 2019, with early adoption permitted. This standard will replace IAS 17 Leases, IFRIC 4 Determining whether an Arrangement contains a Lease, IFRIC 15 Operating Leases-Incentives, and SIC 27 Evaluating the Substance of Transactions Involving the Legal Form of a Lease.

At inception of a contract, the entity shall assess whether the contract is, or contains, a lease. Also, at the date of initial application, the entity shall assess whether the contract is, or contains, a lease in accordance with the standard. However, the entity will not need to reassess all contracts with applying the practical expedient because the entity elected to apply the practical expedient only to contracts entered before the date of initial application.

For a contract that is, or contains, a lease, the entity shall account for each lease component within the contract as a lease separately from non-lease components of the contract. A lease is required to recognize a right-of-use asset representing its right to use the underlying leased asset and a lease liability representing its obligation to make lease payments. The lessee may elect not to apply the requirements to short-term lease (a lease term of 12 months or less at the commencement date) and low value assets (e.g. underlying assets below $ 5,000). In addition, as a practical expedient, the lessee may elect, by class of underlying asset, not to separate non-lease components from lease components, and instead account for each lease component and any associated non-lease components as a single lease component.

The classification criteria between a financial lease and an operating lease for a lessor under IFRS 16 are similar to IAS 17.

The Group is currently in progress of analyzing the potential impact on its consolidated financial statements resulting from the application of IFRS 16.

•	IFRS 17, Insurance Contracts

IFRS 17 was issued in May 2017 as replacement for IFRS 4 Insurance Contracts and is effective for periods beginning on or after January 1, 2021. It requires a current measurement model where estimates are re-measured each reporting period. Contracts are measured using the building blocks of:

•	discounted probability-weighted cash flows

•	an explicit risk adjustment, and

•	a contractual service margin (“CSM”) representing the unearned profit of the contract which is recognized as revenue over the coverage period.

The standard allows a choice between recognizing changes in discount rates either in the income statement or directly in other comprehensive income. The choice is likely to reflect how insurers account for their financial assets under IFRS 9.

An optional, simplified premium allocation approach is permitted for the liability for the remaining coverage for short duration contracts, which are often written by non-life insurers.

There is a modification of the general measurement model called the ‘variable fee approach’ for certain contracts written by life insurers where policyholders share in the returns from underlying items. When applying the variable fee approach the entity’s share of the fair value changes of the underlying items is included in the contractual service margin. The results of insurers using this model are therefore likely to be less volatile than under the general model.

The new rules will affect the financial statements and key performance indicators of all entities that issue insurance contracts or investment contracts with discretionary participation features.

2.2 Measurement Basis

The consolidated financial statements have been prepared under the historical cost convention unless otherwise specified.

2.3 Functional and Presentation Currency

Items included in the financial statements of each entity of the Group are measured using the currency of the primary economic environment in which the entity operates (“the functional currency”). The consolidated financial statements are presented in Korean won, which is the Parent Company’s functional and presentation currency(Notes 3.2.1 and 3.2.2).

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

In a business combination achieved in stages, the Group shall remeasure its previously held equity interest in the acquiree at its acquisition-date fair value and recognize the resulting gain or loss, if any, in profit or loss or other comprehensive income, as appropriate. In prior reporting periods, the Group may have recognized changes in the value of its equity interest in the acquiree in other comprehensive income. If so, the amount that was recognized in other comprehensive income shall be recognized on the same basis as would be required if the Group had disposed directly of the previously held equity interest.

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

3.1.2 Associates and Joint ventures

Associates and joint ventures are entities over which the Group has significant influence in the financial and operating policy decisions. If the Group holds 20% or more of the voting power of the investee, it is presumed that the Group has significant influence.

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

The Group determines at each reporting period whether there is any objective evidence that the investments in the associates and joint ventures are impaired. If this is the case, the Group calculates the amount of impairment as the difference between the recoverable amount of the associates and its carrying value and recognizes the amount as ‘non-operating income (expense)’ in the statements of comprehensive income.

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

Amortized cost

The amortized cost of a financial asset or financial liability is the amount at which the financial asset or financial liability is measured at initial recognition and adjusted to reflect principal repayments, cumulative amortization using the effective interest method and any reduction (directly or through the use of an allowance account) for impairment or uncollectability.

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

3.6.2 Available-for-sale financial assets

When a decline in the fair value of an available-for-sale financial asset has been recognized in other comprehensive income and there is objective evidence that the asset is impaired, the cumulative loss (the difference between the acquisition cost and current fair value, less any impairment loss on that financial asset previously recognized in profit or loss) that had been recognized in other comprehensive income is reclassified from equity to profit or loss as part of other operating income and expenses. The impairment loss on available-for-sale financial assets is directly from the carrying amount.

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

Intangible assets, except for goodwill and membership rights, are amortized using the straight-line method or double declining balance method with no residual value over their estimated useful economic life since the asset is available for use.

Intangible assets	Amortization method	Estimated useful life
Industrial property rights	Straight-line	3~10 years
Software	Straight-line	3~5 years
Finance leased assets	Straight-line	8 months ~ 5 years and 8 months
VOBA	Declining-Balance	60 years
Others	Straight-line	2~30 years

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

3.10.1 Value of Business Acquired (VOBA)

The Group recorded Value of business acquired (VOBA) as intangible assets, which are the differences between the fair value of insurance liabilities and book value calculated based on the accounting policy of the acquired company. VOBA is an estimated present value of future cash flow of long-term insurance contracts at the acquisition date. VOBA is amortized for above estimated useful life using declining balance method, the depreciation is recognized as insurance expense.

3.10.2 Goodwill

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

3.10.3 Subsequent expenditure

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

3.16 Insurance Contracts

KB Life Insurance Co., Ltd., and KB Insurance Co., of the subsidiaries of the Group, issues insurance contracts.

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

3.25 United States dollar amounts

The Group operates primarily in Korea and its official accounting records are maintained in Korean won. The U.S. dollar amounts are provided herein as supplementary information solely for the convenience of the reader. Korean won amounts are expressed in U.S. dollars at the rate of ￦1067.42 to U.S. $1.00, the U.S. Federal Reserve Bank of New York buying exchange rate in effect at noon, December 29, 2017. Such convenience translation into US dollars should not be construed as representations that the Korean won amounts have been, could have been, or could in the future be, converted at this or any other rate of exchange.

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

4.2.3 Maximum Exposure to Credit Risk

The Group’s maximum exposures of financial instruments, excluding equity securities, to credit risk without consideration of collateral values as of December 31, 2016 and 2017, are as follows:

	2016		2017
	(In millions of Korean won)
Financial assets
Due from financial institutions	￦	15,326,173	￦	17,219,661
Financial assets at fair value through profit or loss
Financial assets held for trading[1]		23,058,919		25,242,193
Financial assets designated at fair value through profit or loss		1,693,255		1,982,224
Derivatives		3,381,935		3,310,166
Loans[2]		265,486,134		290,122,838
Financial investments
Available-for-sale financial assets		27,445,752		38,959,401
Held-to-maturity financial assets		11,177,504		18,491,980
Other financial assets[2]		7,322,335		10,195,015

Total financial assets		354,892,007		405,523,478

Off-balance sheet items
Acceptances and guarantees contracts		7,822,124		6,977,468
Financial guarantee contracts		4,746,292		3,683,875
Commitments		97,005,556		102,183,167
Total off-balance sheet items		109,573,972		112,844,510

Total	￦	464,465,979	￦	518,367,988

[1]	Financial instruments indexed to the price of gold amounting to ￦72,349 million and ￦73,855 million as of December 31, 2016 and 2017, respectively are included.
[2]	Loans and other financial assets are net of allowance.

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

Loans as of December 31, 2016 and 2017, are classified as follows:

	2016
Loans	Retail			Corporate			Credit card			Total
	Amount		%	Amount		%	Amount		%	Amount		%
	(In millions of Korean won)
Neither past due nor impaired	￦	133,491,252	98.86	￦	117,346,453	98.44	￦	13,001,473	96.09	￦	263,839,178	98.53
Past due but not impaired		961,370	0.71		202,474	0.17		226,648	1.68		1,390,492	0.52
Impaired		575,711	0.43		1,656,387	1.39		302,122	2.23		2,534,220	0.95

Sub-total		135,028,333	100.00		119,205,314	100.00		13,530,243	100.00		267,763,890	100.00

Less: Allowances[1]		(481,289)	0.36		(1,382,172)	1.16		(414,295)	3.06		(2,277,756)	0.85

Carrying amount	￦	134,547,044		￦	117,823,142		￦	13,115,948		￦	265,486,134

	2017
Loans	Retail			Corporate			Credit card			Total
	Amount		%	Amount		%	Amount		%	Amount		%
	(In millions of Korean won)
Neither past due nor impaired	￦	144,705,621	98.93	￦	129,130,466	98.76	￦	14,496,109	95.34	￦	288,332,196	98.67
Past due but not impaired		1,069,813	0.73		206,925	0.16		359,468	2.36		1,636,206	0.56
Impaired		495,546	0.34		1,419,851	1.08		349,270	2.30		2,264,667	0.77

Sub-total		146,270,980	100.00		130,757,242	100.00		15,204,847	100.00		292,233,069	100.00

Less: Allowances[1]		(429,299)	0.29		(1,231,666)	0.94		(449,266)	2.95		(2,110,231)	0.72

Carrying amount	￦	145,841,681		￦	129,525,576		￦	14,755,581		￦	290,122,838

[1]	Collectively assessed allowances for loans are included as they are not impaired individually.

Credit quality of loans that are neither past due nor impaired are as follows:

	2016
	Retail		Corporate		Credit card		Total
	(In millions of Korean won)
Grade 1	￦	110,720,263	￦	57,754,882	￦	6,804,763	￦	175,279,908
Grade 2		18,400,111		49,531,423		4,774,368		72,705,902
Grade 3		3,188,861		7,722,663		1,147,814		12,059,338
Grade 4		935,265		1,728,631		249,529		2,913,425
Grade 5		246,752		608,854		24,999		880,605

Total	￦	133,491,252	￦	117,346,453	￦	13,001,473	￦	263,839,178

	2017
	Retail		Corporate		Credit card		Total
	(In millions of Korean won)
Grade 1	￦	124,133,056	￦	67,575,021	￦	8,095,629	￦	199,803,706
Grade 2		16,790,644		53,842,610		4,920,767		75,554,021
Grade 3		2,701,697		5,703,159		1,379,409		9,784,265
Grade 4		851,446		1,390,131		71,207		2,312,784
Grade 5		228,778		619,545		29,097		877,420

Total	￦	144,705,621	￦	129,130,466	￦	14,496,109	￦	288,332,196

Credit quality of loans graded according to internal credit ratings are as follows:

	Range of Probability of Default (%)	Retail	Corporate
Grade 1	0.0 ~ 1.0	1 ~ 5 grade	AAA ~ BBB+
Grade 2	1.0 ~ 5.0	6 ~ 8 grade	BBB ~ BB
Grade 3	5.0 ~ 15.0	9 ~ 10 grade	BB- ~ B
Grade 4	15.0 ~ 30.0	11 grade	B- ~ CCC
Grade 5	30.0 ~	12 grade or under	CC or under

Loans that are past due but not impaired are as follows:

	2016
	1 ~ 29 days		30 ~ 59 days		60 ~ 89 days		90 days or more		Total
	(In millions of Korean won)
Retail	￦	782,262	￦	119,667	￦	57,187	￦	2,254	￦	961,370
Corporate		134,432		44,086		23,956		—		202,474
Credit card		176,390		31,880		18,378		—		226,648

Total	￦	1,093,084	￦	195,633	￦	99,521	￦	2,254	￦	1,390,492

	2017
	1 ~ 29 days		30 ~ 59 days		60 ~ 89 days		90 days or more		Total
	(In millions of Korean won)
Retail	￦	890,759	￦	117,057	￦	59,632	￦	2,365	￦	1,069,813
Corporate		162,668		27,065		17,192		—		206,925
Credit card		302,871		35,774		20,823		—		359,468

Total	￦	1,356,298	￦	179,896	￦	97,647	￦	2,365	￦	1,636,206

Impaired loans are as follows:

	2016
	Retail		Corporate		Credit card		Total
	(In millions of Korean won)
Loans	￦	575,711	￦	1,656,387	￦	302,122	￦	2,534,220
Allowances under
Individual assessment		(3)		(860,829)		—		(860,832)
Collective assessment		(217,535)		(133,507)		(183,211)		(534,253)

Total allowances		(217,538)		(994,336)		(183,211)		(1,395,085)

Carrying amount	￦	358,173	￦	662,051	￦	118,911	￦	1,139,135

	2017
	Retail		Corporate		Credit card		Total
	(In millions of Korean won)
Loans	￦	495,546	￦	1,419,851	￦	349,270	￦	2,264,667
Allowances under
Individual assessment		(788)		(791,205)		—		(791,993)
Collective assessment		(178,337)		(90,771)		(212,729)		(481,837)

Total allowances		(179,125)		(881,976)		(212,729)		(1,273,830)

Carrying amount	￦	316,421	￦	537,875	￦	136,541	￦	990,837

The quantification of the extent to which collateral and other credit enhancements mitigate credit risk as of December 31, 2016 and 2017, are as follows:

	2016
	Impaired Loans				Non-impaired Loans
	Individual		Collective		Past due		Not past due		Total
	(In millions of Korean won)
Guarantees	￦	21,168	￦	131,752	￦	207,493	￦	52,994,315	￦	53,354,728
Deposits and savings		10,849		6,114		51,815		2,115,376		2,184,154
Property and equipment		7,083		25,035		28,053		5,380,329		5,440,500
Real estate		262,340		341,803		590,196		137,263,717		138,458,056

Total	￦	301,440	￦	504,704	￦	877,557	￦	197,753,737	￦	199,437,438

	2017
	Impaired Loans				Non-impaired Loans
	Individual		Collective		Past due		Not past due		Total
	(In millions of Korean won)
Guarantees	￦	17,257	￦	113,551	￦	209,180	￦	57,828,611	￦	58,168,599
Deposits and savings		11,857		5,461		40,833		4,149,157		4,207,308
Property and equipment		2,676		30,455		53,647		9,720,857		9,807,635
Real estate		189,480		282,327		688,502		148,183,907		149,344,216

Total	￦	221,270	￦	431,794	￦	992,162	￦	219,882,532	￦	221,527,758

4.2.5 Credit Quality of Securities

Financial assets at fair value through profit or loss and financial investments excluding equity securities that are exposed to credit risk as of December 31, 2016 and 2017, are as follows:

	2016		2017
	(In millions of Korean won)
Securities that are neither past due nor impaired	￦	63,298,248	￦	84,597,074
Impaired securities		4,833		4,869

Total	￦	63,303,081	￦	84,601,943

The credit quality of securities, excluding equity securities, that are neither past due nor impaired as of December 31, 2016 and 2017, are as follows:

	2016
	Grade 1		Grade 2		Grade 3		Grade 4		Grade 5		Total
	(In millions of Korean won)
Securities that are neither past due nor impaired
Financial assets held for trading	￦	20,101,364	￦	2,752,038	￦	46,113	￦	18,397	￦	68,658	￦	22,986,570
Financial assets designated at fair value through profit or loss		1,563,152		120,925		8,176		—		1,002		1,693,255
Available-for-sale financial assets		26,082,139		1,310,782		47,998		—		—		27,440,919
Held-to-maturity financial assets		11,177,504		—		—		—		—		11,177,504

Total	￦	58,924,159	￦	4,183,745	￦	102,287	￦	18,397	￦	69,660	￦	63,298,248

	2017
	Grade 1		Grade 2		Grade 3		Grade 4		Grade 5		Total
	(In millions of Korean won)
Securities that are neither past due nor impaired
Financial assets held for trading	￦	21,002,043	￦	3,958,261	￦	93,887	￦	28,232	￦	85,915	￦	25,168,338
Financial assets designated at fair value through profit or loss		1,550,617		200,633		63,856		60,332		106,786		1,982,224
Available-for-sale financial assets		36,471,247		2,433,685		47,079		2,521		—		38,954,532
Held-to-maturity financial assets		18,466,624		21,113		4,243		—		—		18,491,980

Total	￦	77,490,531	￦	6,613,692	￦	209,065	￦	91,085	￦	192,701	￦	84,597,074

The credit qualities of securities, excluding equity securities, according to the credit ratings by external rating agencies are as follows:

	Domestic				Foreign
Credit quality	KIS	NICE P&I	KAP	FnPricing Inc.	S&P	Fitch-IBCA	Moody’s
Grade 1	AA0 to AAA	AA0 to AAA	AA0 to AAA	AA0 to AAA	A- to AAA	A- to AAA	A3 to Aaa
Grade 2	A- to AA-	A- to AA-	A- to AA-	A- to AA-	BBB- to BBB+	BBB- to BBB+	Baa3 to Baa1
Grade 3	BBB0 to BBB+	BBB0 to BBB+	BBB0 to BBB+	BBB0 to BBB+	BB to BB+	BB to BB+	Ba2 to Ba1
Grade 4	BB0 to BBB-	BB0 to BBB-	BB0 to BBB-	BB0 to BBB-	B+ to BB-	B+ to BB-	B1 to Ba3
Grade 5	BB- or under	BB- or under	BB- or under	BB- or under	B or under	B or under	B2 or under

Credit qualities of debit securities denominated in Korean won are based on the lowest credit rating by the domestic credit rating agencies above, and those denominated in foreign currencies are based on the lowest credit rating by the foreign credit rating agencies above.

4.2.6 Credit risk mitigation of derivative financial instruments

A quantification of the extent to which collateral and other credit enhancements mitigate credit risk of derivative financial instruments as of December 31, 2016 and 2017, are as follows:

	2016		2017
	(In millions of Korean won)
Deposits and savings, securities and others	￦	478,567	￦	1,277,851

Total	￦	478,567	￦	1,277,851

4.2.7 Credit Risk Concentration Analysis

Details of the Group’s regional loans as of December 31, 2016 and 2017, are as follows:

	2016
	Retail		Corporate		Credit card		Total		%	Allowances		Carrying amount
	(In millions of Korean won)
Korea	￦	134,956,004	￦	116,271,176	￦	13,526,026	￦	264,753,206	98.88	￦	(2,234,971)	￦	262,518,235
Europe		1		206,580		245		206,826	0.08		(1,719)		205,107
China		—		1,328,525		2,570		1,331,095	0.50		(23,500)		1,307,595
Japan		1,352		90,977		205		92,534	0.03		(10,385)		82,149
United States		—		984,472		566		985,038	0.37		(2,032)		983,006
Others		70,976		323,584		631		395,191	0.14		(5,149)		390,042

Total	￦	135,028,333	￦	119,205,314	￦	13,530,243	￦	267,763,890	100.00	￦	(2,277,756)	￦	265,486,134

	2017
	Retail		Corporate		Credit card		Total		%	Allowances		Carrying amount
	(In millions of Korean won)
Korea	￦	146,149,814	￦	127,298,283	￦	15,200,843	￦	288,648,940	98.77	￦	(2,063,919)	￦	286,585,021
Europe		—		192,980		310		193,290	0.07		(2,327)		190,963
China		—		1,879,030		1,458		1,880,488	0.64		(31,017)		1,849,471
Japan		539		127,009		339		127,887	0.04		(6,269)		121,618
United States		—		866,867		1,001		867,868	0.30		(1,600)		866,268
Others		120,627		393,073		896		514,596	0.18		(5,099)		509,497

Total	￦	146,270,980	￦	130,757,242	￦	15,204,847	￦	292,233,069	100.00	￦	(2,110,231)	￦	290,122,838

Details of the Group’s industrial corporate loans as of December 31, 2016 and 2017, are as follows:

	2016
	Loans		%	Allowances		Carrying amount
	(In millions of Korean won)
Financial institutions	￦	10,603,474	8.90	￦	(20,870)	￦	10,582,604
Manufacturing		36,505,044	30.62		(539,512)		35,965,532
Service		48,529,236	40.71		(307,132)		48,222,104
Wholesale & Retail		14,246,756	11.95		(116,233)		14,130,523
Construction		3,381,470	2.84		(357,439)		3,024,031
Public sector		886,583	0.74		(6,318)		880,265
Others		5,052,751	4.24		(34,668)		5,018,083

Total	￦	119,205,314	100.00	￦	(1,382,172)	￦	117,823,142

	2017
	Loans		%	Allowances		Carrying amount
	(In millions of Korean won)
Financial institutions	￦	11,093,682	8.48	￦	(47,531)	￦	11,046,151
Manufacturing		40,201,037	30.74		(449,439)		39,751,598
Service		54,268,271	41.50		(288,521)		53,979,750
Wholesale & Retail		15,061,632	11.52		(90,390)		14,971,242
Construction		3,021,889	2.31		(269,535)		2,752,354
Public sector		1,056,520	0.81		(15,341)		1,041,179
Others		6,054,211	4.64		(70,909)		5,983,302

Total	￦	130,757,242	100.00	￦	(1,231,666)	￦	129,525,576

Types of the Group’s retail and credit card loans as of December 31, 2016 and 2017, are as follows:

	2016
	Loans		%	Allowances		Carrying amount
	(In millions of Korean won)
Housing	￦	59,015,452	39.73	￦	(22,787)	￦	58,992,665
General		76,012,881	51.17		(458,502)		75,554,379
Credit card		13,530,243	9.10		(414,295)		13,115,948

Total	￦	148,558,576	100.00	￦	(895,584)	￦	147,662,992

	2017
	Loans		%	Allowances		Carrying amount
	(In millions of Korean won)
Housing	￦	64,140,941	39.72	￦	(18,646)	￦	64,122,295
General		82,130,039	50.86		(410,653)		81,719,386
Credit card		15,204,847	9.42		(449,266)		14,755,581

Total	￦	161,475,827	100.00	￦	(878,565)	￦	160,597,262

Details of the Group’s industrial securities, excluding equity securities, and derivative financial instruments as of December 31, 2016 and 2017, are as follows:

	2016
	Amount		%
	(In millions of Korean won)
Financial assets held for trading
Government and government funded institutions	￦	7,875,106	34.26
Banking and insurance		11,408,503	49.63
Others		3,702,961	16.11

Sub-total		22,986,570	100.00

Financial assets designated at fair value through profit or loss
Banking and insurance and others		1,693,255	100.00

Sub-total		1,693,255	100.00

Derivative financial assets
Government and government funded institutions		104,025	3.08
Banking and insurance		2,998,412	88.66
Others		279,498	8.26

Sub-total		3,381,935	100.00

Available-for-sale financial assets
Government and government funded institutions		10,579,880	38.55
Banking and insurance		13,901,908	50.65
Others		2,963,964	10.80

Sub-total		27,445,752	100.00

Held-to-maturity financial assets
Government and government funded institutions		5,373,994	48.08
Banking and insurance		5,471,443	48.95
Others		332,067	2.97

Sub-total		11,177,504	100.00

Total	￦	66,685,016

	2017
	Amount		%
	(In millions of Korean won)
Financial assets held for trading
Government and government funded institutions	￦	8,345,463	33.16
Banking and insurance		11,486,321	45.64
Others		5,336,554	21.20

Sub-total		25,168,338	100.00

Financial assets designated at fair value through profit or loss
Banking and insurance and others		1,982,224	100.00

Sub-total		1,982,224	100.00

Derivative financial assets
Government and government funded institutions		12,099	0.37
Banking and insurance		3,098,350	93.60
Others		199,717	6.03

Sub-total		3,310,166	100.00

Available-for-sale financial assets
Government and government funded institutions		9,498,819	24.38
Banking and insurance		23,314,336	59.84
Others		6,146,246	15.78

Sub-total		38,959,401	100.00

Held-to-maturity financial assets
Government and government funded institutions		8,449,839	45.69
Banking and insurance		6,765,593	36.59
Others		3,276,548	17.72

Sub-total		18,491,980	100.00

Total	￦	87,912,109

Details of the Group’s regional securities, excluding equity securities, and derivative financial instruments by country, as of December 31, 2016 and 2017, are as follows:

	2016
	Amount		%
	(In millions of Korean won)
Financial assets held for trading
Korea	￦	22,359,665	97.27
United States		141,022	0.61
Others		485,883	2.12

Sub-total		22,986,570	100.00

Financial assets designated at fair value through profit or loss
Korea		1,232,226	72.77
United States		72,837	4.30
Others		388,192	22.93

Sub-total		1,693,255	100.00

Derivative financial assets
Korea		2,323,198	68.69
United States		291,160	8.61
Others		767,577	22.70

Sub-total		3,381,935	100.00

Available-for-sale financial assets
Korea		26,855,024	97.85
United States		141,473	0.52
Others		449,255	1.63

Sub-total		27,445,752	100.00

Held-to-maturity financial assets
Korea		10,029,429	89.73
United States		193,360	1.73
Others		954,715	8.54

Sub-total		11,177,504	100.00

Total	￦	66,685,016

	2017
	Amount		%
	(In millions of Korean won)
Financial assets held for trading
Korea	￦	23,462,909	93.22
United States		643,249	2.56
Others		1,062,180	4.22

Sub-total		25,168,338	100.00

Financial assets designated at fair value through profit or loss
Korea		1,178,197	59.44
United States		120,000	6.05
Others		684,027	34.51

Sub-total		1,982,224	100.00

Derivative financial assets
Korea		1,743,201	52.66
United States		325,909	9.85
Others		1,241,056	37.49

Sub-total		3,310,166	100.00

Available-for-sale financial assets
Korea		36,705,979	94.22
United States		1,110,157	2.85
Others		1,143,265	2.93

Sub-total		38,959,401	100.00

Held-to-maturity financial assets
Korea		16,243,987	87.84
United States		1,076,331	5.82
Others		1,171,662	6.34

Sub-total		18,491,980	100.00

Total	￦	87,912,109

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

The remaining contractual maturity of financial assets and liabilities, excluding derivatives held for cash flow hedging, as of December 31, 2016 and 2017, are as follows:

	2016
	On demand		Up to 1 month		1-3 months		3-12 months		1-5 years		Over 5 years		Total
	(In millions of Korean won)
Financial assets
Cash and due from financial institutions[1]	￦	6,431,488	￦	815,026	￦	414,076	￦	629,696	￦	353,581	￦	—	￦	8,643,867
Financial assets held for trading[2]		26,099,518		—		—		—		—		—		26,099,518
Financial assets designated at fair value through profit or loss[2]		1,758,846		—		—		—		—		—		1,758,846
Derivatives held for trading[2]		3,263,115		—		—		—		—		—		3,263,115
Derivatives held for fair value hedging[3]		—		4,075		1,719		1,791		(584)		53,185		60,186
Loans		25,333		24,246,878		27,731,932		88,710,331		73,969,738		90,290,586		304,974,798
Available-for-sale financial assets[4]		6,444,890		617,457		1,734,077		6,027,364		17,804,826		3,916,630		36,545,244
Held-to-maturity financial assets		—		280,822		552,875		1,423,078		6,478,050		4,457,977		13,192,802
Other financial assets		138,840		5,316,491		34,215		1,188,493		42,957		10,408		6,731,404

Total	￦	44,162,030	￦	31,280,749	￦	30,468,894	￦	97,980,753	￦	98,648,568	￦	98,728,786	￦	401,269,780

	2016
	On demand		Up to 1 month		1-3 months		3-12 months		1-5 years		Over 5 years		Total
	(In millions of Korean won)
Financial liabilities
Financial liabilities held for trading[2]	￦	1,143,510	￦	—	￦	—	￦	—	￦	—	￦	—	￦	1,143,510
Financial liabilities designated at fair value through profit or loss[2]		10,979,326		—		—		—		—		—		10,979,326
Derivatives held for trading[2]		3,712,015		—		—		—		—		—		3,712,015
Derivatives held for fair value hedging[3]		(1,145)		3,462		(5,114)		8,081		(37,880)		—		(32,596)
Deposits[5]		118,054,880		13,886,329		24,840,830		72,178,631		10,393,616		3,790,933		243,145,219
Debts		8,473,706		5,830,600		3,567,985		5,124,571		4,195,123		116,023		27,308,008
Debentures		52,188		2,078,866		2,403,874		7,493,938		20,673,639		3,273,158		35,975,663
Other financial liabilities		1,656,767		10,969,703		29,248		114,381		354,976		895,950		14,021,025

Total	￦	144,071,247	￦	32,768,960	￦	30,836,823	￦	84,919,602	￦	35,579,474	￦	8,076,064	￦	336,252,170

Off- balance sheet items
Commitments[6]	￦	97,005,556	￦	—	￦	—	￦	—	￦	—	￦	—	￦	97,005,556
Financial guarantee contract[7]		4,746,292		—		—		—		—		—		4,746,292

Total	￦	101,751,848	￦	—	￦	—	￦	—	￦	—	￦	—	￦	101,751,848

	2017
	On demand		Up to 1 month		1-3 months		3-12 months		1-5 years		Over 5 years		Total
	(In millions of Korean won)
Financial assets
Cash and due from financial institutions[1]	￦	6,355,289	￦	1,842,808	￦	319,173	￦	324,703	￦	357,340	￦	11,462	￦	9,210,775
Financial assets held for trading[2]		30,177,293		—		—		—		—		—		30,177,293
Financial assets designated at fair value through profit or loss[2]		2,050,052		—		—		—		—		—		2,050,052
Derivatives held for trading[2]		2,980,462		—		—		—		—		—		2,980,462
Derivatives held for fair value hedging[3]		559		48,093		29,693		42,163		(2,577)		52,698		170,629
Loans		3,437,020		22,062,457		30,802,580		103,782,624		75,345,756		96,863,329		332,293,766
Available-for-sale financial assets[4]		10,063,251		1,580,946		2,311,652		11,655,746		20,322,800		7,567,341		53,501,736
Held-to-maturity financial assets		—		658,856		493,420		3,217,345		6,890,530		13,247,255		24,507,406
Other financial assets		8,416		7,934,856		52,757		1,305,410		43,433		16,532		9,361,404

Total	￦	55,072,342	￦	34,128,016	￦	34,009,275	￦	120,327,991	￦	102,957,282	￦	117,758,617	￦	464,253,523

	2017
	On demand		Up to 1 month		1-3 months		3-12 months		1-5 years		Over 5 years		Total
	(In millions of Korean won)
Financial liabilities
Financial liabilities held for trading[2]	￦	1,944,770	￦	—	￦	—	￦	—	￦	—	￦	—	￦	1,944,770
Financial liabilities designated at fair value through profit or loss[2]		10,078,288		—		—		—		—		—		10,078,288
Derivatives held for trading[2]		3,050,471		—		—		—		—		—		3,050,471
Derivatives held for fair value hedging[3]		404		3,740		(4,715)		(19,705)		(7,143)		244		(27,175)
Deposits[5]		127,035,944		12,365,158		23,236,756		82,586,445		11,473,834		2,667,969		259,366,106
Debts		5,957,108		10,024,019		3,741,022		5,724,453		4,409,543		599,680		30,455,825
Debentures		40,655		1,015,298		3,020,683		9,644,135		29,611,835		3,245,342		46,577,948
Other financial liabilities		200,082		14,060,432		145,538		229,873		342,397		965,929		15,944,251

Total	￦	148,307,722	￦	37,468,647	￦	30,139,284	￦	98,165,201	￦	45,830,466	￦	7,479,164	￦	367,390,484

Off- balance sheet items
Commitments[6]	￦	102,183,167	￦	—	￦	—	￦	—	￦	—	￦	—	￦	102,183,167
Financial guarantee contract[7]		3,683,875		—		—		—		—		—		3,683,875

Total	￦	105,867,042	￦	—	￦	—	￦	—	￦	—	￦	—	￦	105,867,042

[1]	The amounts of ￦9,307,958 million and ￦10,669,956 million, which are restricted due from the financial institutions as of December 31, 2016 and 2017, respectively, are excluded.
[2]	Financial assets/liabilities held for trading, financial assets/liabilities designated at fair value through profit or loss and derivatives held for trading are not managed by contractual maturity because they are expected to be traded or redeemed before maturity. Therefore, the carrying amounts of those financial instruments are classified as ‘On demand’ category. However, the cash flows of the embedded derivatives (e.g. conversion options and others) which are separated from their host contracts in accordance with the requirement IAS 39, are considered in the cash flows of the host contracts.
[3]	Cash flows of derivative instruments held for fair value hedging are shown at net cash flow by remaining contractual maturity.
[4]	Equity investments in financial assets classified as available-for-sale are generally included in the ‘On demand’ category as most are available for sale at any time. However, in the case of equity investments restricted for sale, they are shown in the period in which the restriction is expected to expire.
[5]	Deposits that are contractually repayable on demand or on short notice are classified under the ‘On demand’ category.
[6]	Commitments are included under the ‘On demand’ category because payments will be made upon request.
[7]	The financial guarantee contracts are included under the ‘On demand’ category as payments will be made upon request.

The contractual cash flows of derivatives held for cash flow hedging as of December 31, 2016 and 2017, are as follows:

	2016
	Up to 1 month		1-3 months		3-12 months		1-5 years		Over 5 years		Total
	(In millions of Korean won)
Net cash flow of net settlement derivatives	￦	(283)	￦	(1,078)	￦	(3,088)	￦	(3,141)	￦	—	￦	(7,590)
Cash flow to be received of total settlement derivatives		302		948		245,909		121,152		—		368,311
Cash flow to be paid of total settlement derivatives		(522)		(1,080)		(224,600)		(110,373)		—		(336,575)

	2017
	Up to 1 month		1-3 months		3-12 months		1-5 years		Over 5 years		Total
	(In millions of Korean won)
Net cash flow of net settlement derivatives	￦	(224)	￦	(1,556)	￦	(3,044)	￦	(442)	￦	16	￦	(5,250)
Cash flow to be received of total settlement derivatives		196,795		298,108		745,490		1,404,317		—		2,644,710
Cash flow to be paid of total settlement derivatives		(188,698)		(285,397)		(698,054)		(1,324,504)		—		(2,496,653)

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

VaR at a 99% confidence level of interest rate, stock price and foreign exchange rate risk for trading positions with a ten-day holding period by a subsidiary as of December 31, 2016 and 2017, are as follows:

Kookmin Bank

	2016
	Average		Minimum		Maximum		Ending
	(In millions of Korean won)
Interest rate risk	￦	15,683	￦	10,817	￦	19,538	￦	14,906
Stock price risk		1,757		726		2,269		1,201
Foreign exchange rate risk		16,493		10,123		22,206		10,123
Deduction of diversification effect								(6,477)

Total VaR	￦	19,018	￦	11,558	￦	28,519	￦	19,753

	2017
	Average		Minimum		Maximum		Ending
	(In millions of Korean won)
Interest rate risk	￦	22,682	￦	14,313	￦	42,155	￦	23,758
Stock price risk		1,002		757		1,345		1,255
Foreign exchange rate risk		32,709		12,405		44,322		24,315
Deduction of diversification effect								(29,727)

Total VaR	￦	23,312	￦	16,498	￦	30,247	￦	19,601

Meanwhile, the required equity capital using the standardized method related to the positions which are not measured by VaR or the non-banking subsidiaries as of December 31, 2016 and 2017, are as follows:

Kookmin Bank

	2016		2017
	(In millions of Korean won)
Interest rate risk	￦	15,161	￦	98,236
Stock price risk		4,816		1,646
Foreign exchange rate risk		—		810

Total	￦	19,977	￦	100,692

KB Securities Co., Ltd.

	2016[1]
	Average		Minimum		Maximum		Ending
	(In millions of Korean won)
Interest rate risk	￦	79,205	￦	41,116	￦	312,094	￦	312,094
Stock price risk		57,816		36,140		199,182		199,182
Foreign exchange rate risk		1,766		471		10,790		10,790
Commodity risk		80		—		125		—

Total VaR	￦	138,867	￦	77,727	￦	522,191	￦	522,066

[1]	Including Hyundai Securities Co., Ltd.(included as a subsidiary in October 2016)

	2017
	Average		Minimum		Maximum		Ending
	(In millions of Korean won)
Interest rate risk	￦	421,275	￦	347,369	￦	498,631	￦	457,470
Stock price risk		193,791		138,044		239,685		200,101
Foreign exchange rate risk		11,113		7,599		15,446		7,674
Commodity risk		5		—		34		3

Total VaR	￦	626,184	￦	493,012	￦	753,796	￦	665,248

KB Insurance Co., Ltd.

	2017[1]
	Average		Minimum		Maximum		Ending
	(In millions of Korean won)
Interest rate risk	￦	47,569	￦	40,546	￦	55,875	￦	41,467
Stock price risk		81		—		133		—
Foreign exchange rate risk		18,002		12,313		23,099		18,695

Total VaR	￦	65,652	￦	52,859	￦	79,107	￦	60,162

[1]	Including KB Insurance Co., Ltd.(included as a subsidiary in second quarter, 2017)

KB Life Insurance Co., Ltd.

	2016
	Average		Minimum		Maximum		Ending
	(In millions of Korean won)
Interest rate risk	￦	1,428	￦	1,123	￦	2,440	￦	1,675

Total VaR	￦	1,428	￦	1,123	￦	2,440	￦	1,675

	2017
	Average		Minimum		Maximum		Ending
	(In millions of Korean won)
Interest rate risk	￦	1,381	￦	593	￦	1,961	￦	1,596

Total VaR	￦	1,381	￦	593	￦	1,961	￦	1,596

KB Investment Co., Ltd.

	2016
	Average		Minimum		Maximum		Ending
	(In millions of Korean won)
Stock price risk	￦	2,852	￦	1,571	￦	4,516	￦	4,516
Foreign exchange rate risk		592		357		792		792

Total VaR	￦	3,444	￦	1,928	￦	5,308	￦	5,308

	2017
	Average		Minimum		Maximum		Ending
	(In millions of Korean won)
Stock price risk	￦	3,904	￦	—	￦	4,766	￦	3,897
Foreign exchange rate risk		1,053		746		1,797		1,797

Total VaR	￦	4,957	￦	746	￦	6,563	￦	5,694

KB Asset Management Co., Ltd.

	2017
	Average		Minimum		Maximum		Ending
	(In millions of Korean won)
Interest rate risk	￦	19	￦	—	￦	215	￦	8
Stock price risk		241		—		1,634		1,634
Foreign exchange rate risk		93		—		1,049		1,049

Total VaR	￦	353	￦	—	￦	2,898	￦	2,691

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

Interest Rate VaR

Interest rate VaR is the maximum possible loss due to interest rate risk under a normal distribution at a 99.9% confidence level. The measurement results of risk as of December 31, 2016 and 2017, are as follows:

	2016		2017
	(In millions of Korean won)
Kookmin Bank	￦	75,990	￦	350,178
KB Securities Co., Ltd.[1]		33,345		39,717
KB Insurance Co., Ltd.[2]		—		451,335
KB Kookmin Card Co., Ltd.		43,730		12,775
KB Life Insurance Co., Ltd.		21,510		51,677
KB Savings Bank Co., Ltd.		5,694		6,447
KB Capital Co., Ltd.		4,794		10,912

[1]	Including Hyundai Securities Co., Ltd.(included as a subsidiary in fourth quarter, 2016)
[2]	Including KB Insurance Co., Ltd.(included as a subsidiary in second quarter, 2017)

4.4.4 Financial Instruments in Foreign Currencies

Details of financial instruments presented in foreign currencies translated into Korean won as of December 31, 2016 and 2017, are as follows:

	2016
	USD		JPY		EUR		GBP		CNY		Others		Total
	(In millions of Korean won)
Financial Assets
Cash and due from financial institutions	￦	2,562,178	￦	209,264	￦	353,841	￦	17,224	￦	601,317	￦	343,825	￦	4,087,649
Financial assets held for trading		1,078,304		123,733		2,927		—		6,275		—		1,211,239
Financial assets designated at fair value through profit or loss		458,422		—		—		—		—		—		458,422
Derivatives held for trading		84,938		13		24,616		—		—		90,626		200,193
Derivatives held for hedging		5,917		—		—		—		—		—		5,917
Loans		10,824,626		342,100		895,208		5,799		552,966		180,445		12,801,144
Available-for-sale financial assets		2,214,244		150,510		—		—		35,873		1,033		2,401,660
Held-to-maturity financial assets		1,148,075		—		—		—		—		—		1,148,075
Other financial assets		930,606		245,827		35,981		30,793		176,833		648,089		2,068,129

Total	￦	19,307,310	￦	1,071,447	￦	1,312,573	￦	53,816	￦	1,373,264	￦	1,264,018	￦	24,382,428

Financial liabilities
Financial liabilities designated at fair value through profit or loss	￦	457,766	￦	—	￦	—	￦	—	￦	—	￦	—	￦	457,766
Derivatives held for trading		105,918		—		129,349		—		—		315,403		550,670
Derivatives held for hedging		63,634		—		—		—		—		—		63,634
Deposits		7,259,601		597,173		457,447		52,710		791,825		399,683		9,558,439
Debts		7,273,597		169,507		83,105		279		85,123		37,491		7,649,102
Debentures		3,830,709		—		—		—		—		—		3,830,709
Other financial liabilities		1,453,669		52,275		534,224		1,429		176,382		294,933		2,512,912

Total	￦	20,444,894	￦	818,955	￦	1,204,125	￦	54,418	￦	1,053,330	￦	1,047,510	￦	24,623,232

Off-balance sheet items	￦	14,570,708	￦	822	￦	39,000	￦	—	￦	131,210	￦	470,900	￦	15,212,640

	2017
	USD		JPY		EUR		GBP		CNY		Others		Total
	(In millions of Korean won)
Financial Assets
Cash and due from financial institutions	￦	1,820,651	￦	268,482	￦	309,890	￦	20,062	￦	872,650	￦	356,242	￦	3,647,977
Financial assets held for trading		3,021,509		84,980		81,394		8922		15,492		20,767		3,233,064
Financial assets designated at fair value through profit or loss		826,906		—		—		—		—		—		826,906
Derivatives held for trading		124,434		446		10,172		—		96		56,362		191,510
Derivatives held for hedging		29,489		—		—		—		—		—		29,489
Loans		10,689,732		228,747		1,503,493		9,549		795,302		287,591		13,514,414
Available-for-sale financial assets		6,061,404		101,003		124,045		—		38,606		21,123		6,346,181
Held-to-maturity financial assets		2,313,099		—		44,267		—		4,905		4,242		2,366,513
Other financial assets		1,615,795		453,029		406,793		13,382		226,301		708,965		3,424,265

Total	￦	26,503,019	￦	1,136,687	￦	2,480,054	￦	51,915	￦	1,953,352	￦	1,455,292	￦	33,580,319

Financial liabilities
Financial liabilities designated at fair value through profit or loss	￦	1,840,217	￦	—	￦	—	￦	—	￦	—	￦	—	￦	1,840,217
Derivatives held for trading		109,197		1,399		73,298		—		3,563		183,461		370,918
Derivatives held for hedging		49,962		—		—		—		—		—		49,962
Deposits		8,469,129		759,394		389,049		39,993		1,093,998		590,793		11,342,356
Debts		7,570,727		44,885		102,005		737		—		24,185		7,742,539
Debentures		3,473,284		—		—		—		—		219,376		3,692,660
Other financial liabilities		2,361,161		44,137		887,561		3,339		224,675		302,596		3,823,469

Total	￦	23,873,677	￦	849,815	￦	1,451,913	￦	44,069	￦	1,322,236	￦	1,320,411	￦	28,862,121

Off-balance sheet items	￦	12,852,959	￦	705	￦	2,404	￦	—	￦	257,940	￦	233,509	￦	13,347,517

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

4.6. Capital Adequacy

The Group complies with the capital adequacy standard established by the Financial Services Commission. The capital adequacy standard is based on Basel III published by Basel Committee on Banking Supervision in Bank of International Settlements in June 2011, and was implemented in Korea in December 2013. The Group is required to maintain a minimum Common Equity Tier 1 ratio of at least 6.25%(2016: 5.375%), a minimum Tier 1 ratio of 7.75%(2016: 6.875%) and a minimum Total Regulatory Capital of 9.75%(2016: 8.875%) as of December 31, 2017.

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

Details of the Group’s capital adequacy calculation in line with Basel III requirements as of December 31, 2016 and 2017, are as follows:

	2016		2017
	(In millions of Korean won)
Equity Capital:	￦	31,103,291	￦	32,401,580
Tier 1 Capital		29,264,494		31,059,475
Common Equity Tier 1 Capital		29,013,954		31,059,475
Additional Tier 1 Capital		250,540		—
Tier 2 Capital		1,838,797		1,342,105
Risk-weighted assets:		203,649,442		212,777,226
Equity Capital (%):		15.27		15.23
Tier 1 Capital (%)		14.37		14.6
Common Equity Tier 1 Capital (%)		14.25		14.6

5. Segment Information

5.1 Overall Segment Information and Business Segments

The Group classifies reporting segments based on the nature of the products and services provided, the type of customer, and the Group’s management organization.

Banking Business	Corporate Banking	The activities within this segment include providing credit, deposit products and other related financial services to large, small and medium-sized enterprises and SOHOs.
	Retail Banking	The activities within this segment include providing credit, deposit products and other related financial services to individuals and households.
	Other Banking Services	The activities within this segment include trading activities in securities and derivatives, funding and other supporting activities.
Securities Business		The activities within this segment include investment banking, brokerage services and other supporting activities.
Non-life Insurance Business		The activities within this segment include property insurance and other supporting activities.
Credit Card Business		The activities within this segment include credit sale, cash service, card loan and other supporting activities.
Life Insurance Business		The activities within this segment include life insurance and other supporting activities.

Financial information by business segment for the year ended December 31, 2016, is as follows:

	Banking business
	Corporate Banking		Retail Banking		Other Banking Services		Sub-total		Securities		Credit Card		Life Insurance		Others		Intra-group Adjustments		Total
	(In millions of Korean won)
Operating revenues from external customers	￦	1,803,204	￦	2,248,035	￦	1,402,861	￦	5,454,100	￦	184,856	￦	1,269,573	￦	139,847	￦	396,566	￦	—	￦	7,444,942
Intra-segment operating revenues(expenses)		9,274		—		249,235		258,509		3,268		(261,747)		(26,528)		159,944		(133,446)		—

Sub-total	￦	1,812,478	￦	2,248,035	￦	1,652,096	￦	5,712,609	￦	188,124	￦	1,007,826	￦	113,319	￦	556,510	￦	(133,446)	￦	7,444,942

Net interest income		2,286,347		2,353,232		189,331		4,828,910		73,205		981,342		233,742		283,158		2,172		6,402,529
Interest income		3,297,791		3,740,601		855,764		7,894,156		142,960		1,261,787		233,764		501,675		(12,460)		10,021,882
Interest expense		(1,011,444)		(1,387,369)		(666,433)		(3,065,246)		(69,755)		(280,445)		(22)		(218,517)		14,632		(3,619,353)
Net fee and commission income		231,182		504,259		352,410		1,087,851		193,384		92,070		(927)		212,723		(209)		1,584,892
Fee and commission income		293,336		583,048		433,998		1,310,382		220,938		1,658,034		85		252,031		(290,593)		3,150,877
Fee and commission expense		(62,154)		(78,789)		(81,588)		(222,531)		(27,554)		(1,565,964)		(1,012)		(39,308)		290,384		(1,565,985)
Net insurance income		—		—		—		—		—		20,825		(166,095)		—		27,467		(117,803)
Insurance income		—		—		—		—		—		33,874		1,167,478		—		—		1,201,352
Insurance expenses		—		—		—		—		—		(13,049)		(1,333,573)		—		27,467		(1,319,155)
Net gains (losses) on financial assets/ liabilities at fair value through profit or loss		(1,166)		—		198,064		196,898		(212,522)		—		8,154		7,851		(9,149)		(8,768)
Net other operating income (expense)		(703,885)		(609,456)		912,291		(401,050)		134,057		(86,411)		38,445		52,778		(153,727)		(415,908)
General and administrative expenses		(950,038)		(2,102,384)		(1,216,527)		(4,268,949)		(316,958)		(348,121)		(94,753)		(266,124)		66,194		(5,228,711)
Operating profit before provision for credit losses		862,440		145,651		435,569		1,443,660		(128,834)		659,705		18,566		290,386		(67,252)		2,216,231
Provision (reversal) for credit losses		(278,277)		(2,615)		26,563		(254,329)		9,083		(249,809)		(1,663)		(42,893)		328		(539,283)
Net operating income (expense)		584,163		143,036		462,132		1,189,331		(119,751)		409,896		16,903		247,493		(66,924)		1,676,948
Share of profit of associates and joint ventures		—		—		17,615		17,615		106,423		(20)		—		156,820		—		280,838
Net other non-operating income (expense)		(1,300)		—		50,611		49,311		634,863		2,262		(148)		(440)		(14,979)		670,869
Segment profits before income tax		582,863		143,036		530,358		1,256,257		621,535		412,138		16,755		403,873		(81,903)		2,628,655
Income tax benefit (expense)		(140,910)		(34,614)		(116,477)		(292,001)		20,765		(95,035)		(4,041)		(66,262)		(1,901)		(438,475)
Profit (loss) for the year		441,953		108,422		413,881		964,256		642,300		317,103		12,714		337,611		(83,804)		2,190,180
Profit (loss) attributable to shareholders of the parent company		441,953		108,422		413,881		964,256		642,300		317,103		12,714		291,175		(83,804)		2,143,744
Profit attributable to non-controlling interests		—		—		—		—		—		—		—		46,436		—		46,436
Total assets[1]		109,500,342		122,806,490		74,759,538		307,066,370		32,382,795		15,772,036		8,887,413		36,646,767		(25,081,725)		375,673,656
Total liabilities[1]		91,685,643		140,082,958		51,972,767		283,741,368		28,198,439		11,807,038		8,337,849		12,468,290		(140,731)		344,412,253

[1]	Assets and liabilities of the reporting segments are amounts before intra-segment transaction adjustment.

Financial information by business segment for the year ended December 31, 2017, is as follows:

	Banking business
	Corporate Banking		Retail Banking		Other Banking Services		Sub-total		Securities		Non-life Insurance		Credit Card		Life Insurance		Others		Intra-group Adjustments		Total
	(In millions of Korean won)
Operating revenues from external customers	￦	2,128,913	￦	2,710,798	￦	1,405,605	￦	6,245,316	￦	1,074,365	￦	1,121,108	￦	1,276,803	￦	129,513	￦	345,077	￦	—	￦	10,192,182
Intra-segment operating revenues(expenses)		(18,447)		—		203,310		184,863		(1,157)		18,039		(194,167)		(20,515)		171,422		(158,485)		—

Sub-total	￦	2,110,466	￦	2,710,798	￦	1,608,915	￦	6,430,179	￦	1,073,208	￦	1,139,147	￦	1,082,636	￦	108,998	￦	516,499	￦	(158,485)	￦	10,192,182

Net interest income		2,555,780		2,647,768		190,767		5,394,315		251,967		465,016		1,083,665		215,743		296,920		2,383		7,710,009
Interest income		3,584,021		3,935,895		818,508		8,338,424		452,862		465,144		1,341,150		215,768		582,864		(13,760)		11,382,452
Interest expense		(1,028,241)		(1,288,127)		(627,741)		(2,944,109)		(200,895)		(128)		(257,485)		(25)		(285,944)		16,143		(3,672,443)
Net fee and commission income		235,210		595,322		394,157		1,224,689		551,619		(97,828)		132,686		(3,612)		252,813		(10,343)		2,050,024
Fee and commission income		315,994		668,227		487,259		1,471,480		637,630		1,532		1,901,112		69		299,783		(323,356)		3,988,250
Fee and commission expense		(80,784)		(72,905)		(93,102)		(246,791)		(86,011)		(99,360)		(1,768,426)		(3,681)		(46,970)		313,013		(1,938,226)
Net insurance income		—		—		—		—		—		699,873		19,948		(141,421)		—		15,310		593,710
Insurance income		—		—		—		—		—		7,947,262		33,579		1,008,329		—		(18,178)		8,970,992
Insurance expenses		—		—		—		—		—		(7,247,389)		(13,631)		(1,149,750)		—		33,488		(8,377,282)
Net gains (losses) on financial assets/ liabilities at fair value through profit or loss		(1,750)		—		101,012		99,262		526,023		41,079		—		7,795		19,749		46,421		740,329
Net other operating income (expense)		(678,774)		(532,292)		922,979		(288,087)		(256,401)		31,007		(153,663)		30,493		(52,983)		(212,256)		(901,890)
General and administrative expenses		(974,096)		(1,946,640)		(745,086)		(3,665,822)		(734,024)		(629,469)		(370,508)		(72,423)		(291,240)		134,822		(5,628,664)
Operating profit before provision for credit losses		1,136,370		764,158		863,829		2,764,357		339,184		509,678		712,128		36,575		225,259		(23,663)		4,563,518
Provision (reversal) for credit losses		6,918		(122,107)		23		(115,166)		(23,080)		(8,987)		(336,884)		(1,692)		(62,894)		459		(548,244)

Net operating income (expense)		1,143,288		642,051		863,852		2,649,191		316,104		500,691		375,244		34,883		162,365		(23,204)		4,015,274
Share of profit of associates and joint ventures		—		—		37,571		37,571		535		—		(462)		—		6,076		40,554		84,274
Net other non-operating income (expense)		1,873		—		(75,340)		(73,467)		1,794		11,167		(6,882)		(289)		6,582		99,971		38,876
Segment profits before income tax		1,145,161		642,051		826,083		2,613,295		318,433		511,858		367,900		34,594		175,023		117,321		4,138,424
Income tax benefit (expense)		(181,936)		(102,059)		(154,595)		(438,590)		(46,732)		(181,488)		(71,069)		(13,508)		(61,610)		18,034		(794,963)
Profit for the year		963,225		539,992		671,488		2,174,705		271,701		330,370		296,831		21,086		113,413		135,355		3,343,461
Profit attributable to shareholders of the Parent Company		963,225		539,992		671,488		2,174,705		271,701		330,286		296,831		21,086		113,798		103,031		3,311,438
Profit attributable to non-controlling interests		—		—		—		—		—		84		—		—		(385)		32,324		32,023
Total assets[1]		117,904,269		129,438,168		82,423,490		329,765,927		37,351,680		32,351,778		17,658,310		9,125,741		37,439,753		(26,907,580)		436,785,609
Total liabilities[1]		102,224,405		147,870,309		54,347,779		304,442,493		32,936,024		29,128,747		13,616,481		8,586,328		15,137,421		(1,106,714)		402,740,780

[1]	Assets and liabilities of the reporting segments are amounts before intra-segment transaction adjustment.

5.2 Services and Geographical Segments

5.2.1 Services information

Operating revenues from external customers for each service for the year ended December 31, 2015, 2016 and 2017, are as follows:

	2015		2016		2017
	(In millions of Korean won)
Banking service	￦	5,398,554	￦	5,454,100	￦	6,245,316
Securities service		184,880		184,856		1,074,365
Non-life insurance service		—		—		1,121,108
Credit card service		1,310,628		1,269,573		1,276,803
Life insurance service		142,885		139,847		129,513
Other service		345,002		396,566		345,077

Total	￦	7,381,949	￦	7,444,942	￦	10,192,182

5.2.2 Geographical information

Geographical operating revenues from external customers for the year ended December 31, 2015, 2016 and 2017, and major non-current assets as of December 31, 2015, 2016 and 2017, are as follows:

	2015				2016				2017
	Revenues from external customers		Major non-current assets		Revenues from external customers		Major non-current assets		Revenues From external customers		Major non-current assets
	(In millions of Korean won)
Domestic	￦	7,305,697	￦	3,821,634	￦	7,354,698	￦	4,952,552	￦	10,078,253	￦	7,472,597
United States		11,847		276		10,522		299		17,596		363,330
New Zealand		5,143		209		5,422		128		5,855		57
China		30,590		6,949		47,360		5,038		44,531		4,585
Cambodia		5,072		350		6,109		1,216		7,475		1,753
United Kingdom		9,533		130		10,987		149		11,547		319
Others		14,067		1,786		9,844		2,242		26,925		78,142
Adjustment		—		134,692		—		72,971		—		72,455

Total	￦	7,381,949	￦	3,966,026	￦	7,444,942	￦	5,034,595	￦	10,192,182	￦	7,993,238

6. Financial Assets and Financial Liabilities

6.1 Classification and Fair Value of Financial Instruments

Carrying amount and fair value of financial assets and liabilities as of December 31, 2016 and 2017, are as follows:

	2016				2017
	Carrying amount		Fair value		Carrying amount		Fair value
	(In millions of Korean won)
Financial assets
Cash and due from financial institutions	￦	17,884,863	￦	17,878,714	￦	19,817,825	￦	19,805,138
Financial assets held for trading		26,099,518		26,099,518		30,177,293		30,177,293
Debt securities		22,986,570		22,986,570		25,168,338		25,168,338
Equity securities		3,040,599		3,040,599		4,935,100		4,935,100
Others		72,349		72,349		73,855		73,855
Financial assets designated at fair value through profit or loss		1,758,846		1,758,846		2,050,052		2,050,052
Debt securities		331,664		331,664		368,820		368,820
Equity securities		65,591		65,591		67,828		67,828
Derivative-linked securities		1,361,591		1,361,591		1,613,404		1,613,404
Derivatives held for trading		3,298,328		3,298,328		2,998,042		2,998,042
Derivatives held for hedging		83,607		83,607		312,124		312,124
Loans		265,486,134		265,144,250		290,122,838		289,807,038
Available-for-sale financial assets		33,970,293		33,970,293		48,116,263		48,116,263
Debt securities		27,445,752		27,445,752		38,959,401		38,959,401
Equity securities		6,524,541		6,524,541		9,156,862		9,156,862
Held-to-maturity financial assets		11,177,504		11,400,616		18,491,980		18,483,065
Other financial assets		7,322,335		7,322,335		10,195,015		10,195,015

Total	￦	367,081,428	￦	366,956,507	￦	422,281,432	￦	421,944,030

Financial liabilities
Financial liabilities held for trading	￦	1,143,510	￦	1,143,510	￦	1,944,770	￦	1,944,770
Financial liabilities designated at fair value through profit or loss		10,979,326		10,979,326		10,078,288		10,078,288
Derivatives held for trading		3,717,819		3,717,819		3,054,614		3,054,614
Derivatives held for hedging		89,309		89,309		88,151		88,151
Deposits		239,729,695		240,223,353		255,800,048		256,222,490
Debts		26,251,486		26,247,768		28,820,928		28,814,801
Debentures		34,992,057		35,443,751		44,992,724		44,400,325
Other financial liabilities		16,286,578		16,257,142		18,330,004		18,328,276

Total	￦	333,189,780	￦	334,101,978	￦	363,109,527	￦	362,931,715

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

Fair value hierarchy of financial assets and liabilities measured at fair value in the statements of financial position

The fair value hierarchy of financial assets and liabilities measured at fair value in the statements of financial position as of December 31, 2016 and 2017, is as follows:

	2016
	Fair value hierarchy
	Level 1		Level 2		Level 3		Total
	(In millions of Korean won)
Financial assets
Financial assets held for trading
Debt securities	￦	7,426,480	￦	15,560,090	￦	—	￦	22,986,570
Equity securities		1,137,531		1,903,068		—		3,040,599
Others		72,349		—		—		72,349

Sub-total		8,636,360		17,463,158		—		26,099,518

Financial assets designated at fair value through profit or loss
Debt securities		—		237,595		94,069		331,664
Equity securities		—		—		65,591		65,591
Derivative-linked securities		—		757,979		603,612		1,361,591

Sub-total		—		995,574		763,272		1,758,846

Derivatives held for trading		128,236		3,033,156		136,936		3,298,328

Derivatives held for hedging		—		82,144		1,463		83,607

Available-for-sale financial assets[1]
Debt securities		10,456,882		16,978,619		10,251		27,445,752
Equity securities		1,112,502		2,349,998		3,062,041		6,524,541

Sub-total		11,569,384		19,328,617		3,072,292		33,970,293

Total	￦	20,333,980	￦	40,902,649	￦	3,973,963	￦	65,210,592

Financial liabilities
Financial liabilities held for trading	￦	1,143,510	￦	—	￦	—	￦	1,143,510
Financial liabilities designated at fair value through profit or loss		566		3,181,621		7,797,139		10,979,326
Derivatives held for trading		474,921		3,041,052		201,846		3,717,819
Derivatives held for hedging		—		89,123		186		89,309

Total	￦	1,618,997	￦	6,311,796	￦	7,999,171	￦	15,929,964

	2017
	Fair value hierarchy
	Level 1		Level 2		Level 3		Total
	(In millions of Korean won)
Financial assets
Financial assets held for trading
Debt securities	￦	7,814,921	￦	17,353,417	￦	—	￦	25,168,338
Equity securities		2,340,497		2,594,603		—		4,935,100
Others		73,855		—		—		73,855

Sub-total		10,229,273		19,948,020		—		30,177,293

Financial assets designated at fair value through profit or loss
Debt securities		—		66,969		301,851		368,820
Equity securities		—		—		67,828		67,828
Derivative-linked securities		—		668,739		944,665		1,613,404

Sub-total		—		735,708		1,314,344		2,050,052

Derivatives held for trading		80,678		2,720,285		197,079		2,998,042

Derivatives held for hedging		—		311,349		775		312,124

Available-for-sale financial assets[1]
Debt securities		10,446,001		28,464,019		49,381		38,959,401
Equity securities		1,550,766		1,789,501		5,816,595		9,156,862

Sub-total		11,996,767		30,253,520		5,865,976		48,116,263

Total	￦	22,306,718	￦	53,968,882	￦	7,378,174	￦	83,653,774

Financial liabilities
Financial liabilities held for trading	￦	1,944,770	￦	—	￦	—	￦	1,944,770
Financial liabilities designated at fair value through profit or loss		843		1,389,553		8,687,892		10,078,288
Derivatives held for trading		272,766		2,717,862		63,986		3,054,614
Derivatives held for hedging		—		88,081		70		88,151

Total	￦	2,218,379	￦	4,195,496	￦	8,751,948	￦	15,165,823

[1]	The amounts of equity securities carried at cost in “Level 3”, which do not have a quoted market price in an active market and cannot be measured reliably at fair value, are ￦223,398 million and ￦116,629 million as of December 31, 2016 and 2017, respectively. These equity securities are carried at cost because it is practically difficult to quantify the intrinsic values of the equity securities issued by unlisted public and non-profit entities. In addition, due to significant fluctuations in estimated cash flows arising from entities being in its initial stages, which further results in varying and unpredictable probabilities, unlisted equity securities issued by project financing cannot be reliably and reasonably assessed. Therefore, these equity securities are carried at cost. The Group has no plan to sell these instruments in the near future.

Valuation techniques and the inputs used in the fair value measurement classified as Level 2

Financial assets and liabilities measured at fair value classified as Level 2 in the statements of financial position as of December 31, 2016 and 2017, are as follows:

	Fair value				Valuation techniques	Inputs
	2016		2017
	(In millions of Korean won)
Financial assets
Financial assets held for trading
Debt securities	￦	15,560,090	￦	17,353,417	DCF Model, Option model	Underlying asset Index, Discount rate, Volatility
Equity securities		1,903,068		2,594,603	DCF Model, Net Asset Value, Option Model	Underlying asset Index, Volatility, Discount rate, Fair value of underlying asset

Sub-total		17,463,158		19,948,020

Financial assets designated at fair value through profit or loss
Debt securities		237,595		66,969	DCF Model, Hull and White Model	Discount rate, Volatility
Derivative-linked securities		757,979		668,739	DCF Model, Closed Form, Monte Carlo Simulation, Option Model	Underlying asset Index, Discount rate, Volatility

Sub-total		995,574		735,708

Derivatives held for trading		3,033,156		2,720,285	DCF Model, Closed Form, FDM, Monte Carlo Simulation, Black-Scholes Model, Hull and White Model and Others	Underlying asset Index, Discount rate, Volatility, Foreign exchange rate, Stock price, Dividend rate and others
Derivatives held for hedging		82,144		311,349	DCF Model, Closed Form, FDM	Discount rate, Volatility, Foreign exchange rate and others
Available-for-sale financial assets
Debt securities		16,978,619		28,464,019	DCF Model, Option model, Net Asset Value	Discount rate
Equity securities		2,349,998		1,789,501	DCF Model, Option Model, Net Asset Value	Discount rate, Fair value of underlying asset

Sub-total		19,328,617		30,253,520

Total	￦	40,902,649	￦	53,968,882

Financial liabilities
Financial liabilities designated at fair value through profit or loss
Derivative-linked securities	￦	3,181,621	￦	1,389,553	DCF Model, Closed Form, Monte Carlo Simulation, Black-Scholes Model, Hull and White Model and others	Price of Underlying asset, Discount rate, Dividend rate, Volatility

Sub-total		3,181,621		1,389,553

Derivatives held for trading		3,041,052		2,717,862	DCF Model, Closed Form, FDM, Monte Carlo Simulation, Black-Scholes Model, Hull and White Model, Option Valuation Model and others	Discount rate, Price of Underlying asset, Volatility, Foreign exchange rate, Credit Spread, Stock price and others
Derivatives held for hedging		89,123		88,081	DCF Model, Closed Form, FDM	Discount rate, Volatility, Foreign exchange rate and others

Total	￦	6,311,796	￦	4,195,496

Fair value hierarchy of financial assets and liabilities whose fair values are disclosed

The fair value hierarchy of financial assets and liabilities whose the fair values are disclosed as of December 31, 2016 and 2017, are as follows:

	2016
	Fair value hierarchy
	Level 1		Level 2		Level 3		Total
	(In millions of Korean won)
Financial assets
Cash and due from financial institutions[1]	￦	2,625,516	￦	13,390,534	￦	1,862,664	￦	17,878,714
Loans		—		—		265,144,250		265,144,250
Held-to-maturity financial assets		1,505,288		9,895,328		—		11,400,616
Other financial assets[2]		—		—		7,322,335		7,322,335

Total	￦	4,130,804	￦	23,285,862	￦	274,329,249	￦	301,745,915

Financial liabilities
Deposits[1]	￦	—	￦	116,068,290	￦	124,155,063	￦	240,223,353
Debts[3]		—		1,444,983		24,802,785		26,247,768
Debentures		—		33,504,039		1,939,712		35,443,751
Other financial liabilities[4]		—		—		16,257,142		16,257,142

Total	￦	—	￦	151,017,312	￦	167,154,702	￦	318,172,014

	2017
	Fair value hierarchy
	Level 1		Level 2		Level 3		Total
	(In millions of Korean won)
Financial assets
Cash and due from financial institutions[1]	￦	2,754,086	￦	15,281,705	￦	1,769,347	￦	19,805,138
Loans		—		569,625		289,237,413		289,807,038
Held-to-maturity financial assets		4,825,393		13,653,429		4,243		18,483,065
Other financial assets[2]		—		—		10,195,015		10,195,015

Total	￦	7,579,479	￦	29,504,759	￦	301,206,018	￦	338,290,256

Financial liabilities
Deposits[1]	￦	—	￦	125,154,284	￦	131,068,206	￦	256,222,490
Debts[3]		—		853,615		27,961,186		28,814,801
Debentures		—		41,058,076		3,342,249		44,400,325
Other financial liabilities[4]		—		—		18,328,276		18,328,276

Total	￦	—	￦	167,065,975	￦	180,699,917	￦	347,765,892

[1]	The amounts included in Level 2 are the carrying amounts which are reasonable approximations of the fair values.
[2]	Other financial assets of ￦7,322,335 million and ￦10,195,015 million are included in Level 3, the carrying amounts that are reasonable approximations of fair values as of December 31, 2016 and 2017, respectively.
[3]	Debts of ￦70,624 million and ￦19,820 million included in Level 2 are the carrying amounts which are reasonable approximations of fair values as of December 31, 2016 and 2017, respectively.
[4]	Other financial liabilities of ￦15,890,765 million and ￦17,882,909 million included in Level 3 are the carrying amounts which are reasonable approximations of fair values as of December 31, 2016 and 2017, respectively.

Valuation techniques and the inputs used in the fair value measurement

Financial assets and liabilities whose carrying amount is a reasonable approximation of fair value are not subject to disclose valuation techniques and inputs.

Valuation techniques and inputs of financial assets and liabilities whose fair values are disclosed and classified as Level 2 as of December 31, 2016 and 2017, are as follows:

	Fair value				Valuation technique	Inputs
	2016		2017
	(In millions of Korean won)
Financial assets
Loans	￦	—	￦	569,625	DCF Model	Discount rate
Held-to-maturity financial assets		9,895,328		13,653,429	DCF Model	Discount rate
Financial liabilities
Debts		1,374,359		833,795	DCF Model	Discount rate
Debentures		33,504,039		41,058,076	DCF Model	Discount rate

Valuation techniques and inputs of financial assets and liabilities whose fair values are disclosed and classified as Level 3 as of December 31, 2016 and 2017, are as follows:

	Fair value			Valuation technique	Inputs
	2016		2017
	(In millions of Korean won)
Financial assets
Cash and due from financial institutions	￦	1,862,664	￦1,769,347	DCF Model	Credit spread, Other spread, Interest rates
Loans		265,144,250	289,237,413	DCF Model	Credit spread, Other spread, Prepayment rate, Interest rates
Held-to-maturity financial assets		—	4,243	DCF Model	Interest rates

Total	￦	267,006,914	￦291,011,003

Financial liabilities
Deposits	￦	124,155,063	￦131,068,206	DCF Model	Other spread, Prepayment rate, Interest rates
Debts		24,802,785	27,961,186	DCF Model	Other spread, Interest rates
Debentures		1,939,712	3,342,249	DCF Model	Other spread, Implied default probability, Interest rates
Other financial liabilities		366,377	445,367	DCF Model	Other spread, Interest rates

Total	￦	151,263,937	￦162,817,008

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

6.2.2 Changes in Fair Value (Level 3) Measured Using Valuation Technique Based on Unobservable in Market

Details of changes in Level 3 of the fair value hierarchy for the years ended December 31, 2016 and 2017, are as follows:

	2016
	Financial assets at fair value through profit or loss		Financial investments		Financial liabilities at fair value through profit or loss		Net derivatives financial instruments
	Designated at fair value through profit or loss		Available-for-sale financial assets		Designated at fair value through profit or loss		Derivatives held for trading		Derivatives held for hedging
	(In millions of Korean won)
Beginning balance	￦	386,838	￦	1,888,439	￦	(1,819,379)	￦	(89,042)	￦	714
Total gains or losses
—Profit or loss		62,717		(12,038)		(382,798)		25,649		676
—Other comprehensive income		—		86,320		—		—		—
Purchases		278,743		744,221		—		33,664		—
Sales		(345,846)		(288,082)		—		(178,670)		—
Issues		—		—		(4,085,714)		(26,049)		—
Settlements		(118,913)		—		4,182,978		282,671		(113)
Transfers into Level 3[1]		—		—		—		8,815		—
Transfers out of Level 3[1]		(337,217)		(24,816)		2,388,485		(72,571)		—
Business combination		836,950		678,248		(8,080,711)		(49,377)		—

Ending balance	￦	763,272	￦	3,072,292	￦	(7,797,139)	￦	(64,910)	￦	1,277

	2017
	Financial assets at fair value through profit or loss		Financial investments		Financial liabilities at fair value through profit or loss		Net derivatives financial instruments
	Designated at fair value through profit or loss		Available-for-sale financial assets		Designated at fair value through profit or loss		Derivatives held for trading		Derivatives held for hedging
	(In millions of Korean won)
Beginning balance	￦	763,272	￦	3,072,292	￦	(7,797,139)	￦	(64,910)	￦	1,277
Total gains or losses
—Profit or loss		52,936		(20,827)		(846,704)		504,627		(408)
—Other comprehensive income		—		6,356		—		—		—
Purchases		1,315,500		1,713,098		—		35,649		—
Sales		(1,076,928)		(916,778)		—		(270,435)		—
Issues		—		—		(11,528,433)		(67,958)		—
Settlements		(264,816)		—		11,484,384		(3,760)		(164)
Transfers into Level 3[1]		—		14,168		—		—		—
Transfers out of Level 3[1]		—		(922)		—		(642)		—
Business combination		524,380		2,038,779		—		522		—
Changes from replacement of assets Of disposal group as held for sale		—		(40,190)		—		—		—

Ending balance	￦	1,314,344	￦	5,865,976	￦	(8,687,892)	￦	133,093	￦	705

[1]	The changes in levels for the financial instruments occurred due to change in the availability of observable market data.

In relation to changes in Level 3 of the fair value hierarchy, total gains or losses recognized in profit or loss for the period, and total gains or losses for the period included in profit or loss for financial instruments held at the end of the reporting period in the statements of comprehensive income for the years ended December 31, 2015, 2016 and 2017, are as follows:

	2015
	Net income(loss) from financial investments at fair value through profit or loss		Other operating income(loss)		Net interest income
	(In millions of Korean won)
Total gains or losses included in profit or loss for the period	￦	8,699	￦	125,331	￦	7
Total gains or losses for the period included in profit or loss for financial instruments held at the end of the reporting period		30,926		(24,143)		7

	2016
	Net income(loss) from financial investments at fair value through profit or loss		Other operating income(loss)		Net interest income
	(In millions of Korean won)
Total gains or losses included in profit or loss for the period	￦	(294,432)	￦	(11,375)	￦	13
Total gains or losses for the period included in profit or loss for financial instruments held at the end of the reporting period		(89,797)		(15,306)		—

	2017
	Net income(loss) from financial investments at fair value through profit or loss		Other operating income(loss)		Net interest income
	(In millions of Korean won)
Total gains or losses included in profit or loss for the period	￦	(289,141)	￦	(21,235)	￦	—
Total gains or losses for the period included in profit or loss for financial instruments held at the end of the reporting period		48,333		(90,103)		—

6.2.3 Sensitivity Analysis of Changes in Unobservable Inputs

Information about fair value measurements using unobservable inputs as of December 31, 2016 and 2017, are as follows:

	2016
	Fair value	Valuation technique	Unobservable inputs	Range of unobservable inputs(%)	Relationship of unobservable inputs to fair value
	(In millions of Korean won)
Financial assets
Financial assets designated at fair value through profit or loss

Debt securities	￦ 94,069	Black-Scholes Model	Volatility of the underlying asset	10.51~27.70	The higher the volatility, the higher the fair value fluctuation
Equity securities	65,591	Black-Scholes Model	Volatility of the underlying asset	10.51~30.97	The higher the volatility, the higher the fair value fluctuation
Derivative-linked securities	603,612	DCF Model, Closed Form, FDM, Monte Carlo Simulation, Hull and White Model, Black-Scholes Model	Volatility of the underlying asset	15.00~49.00	The higher the volatility, the higher the fair value fluctuation
			Correlation between underlying assets	4.00~73.07	The higher the correlation, the higher the fair value fluctuation
Derivatives held for trading
Stock and index	124,888	DCF Model, Closed Form, FDM, Monte Carlo Simulation, Hull and White Model, Black-Scholes Model, Tree Model	Volatility of the underlying asset	5.60~55.00	The higher the volatility, the higher the fair value fluctuation
			Correlation between underlying assets	4.00~69.00	The higher the correlation, the higher the fair value fluctuation
Currency, interest rate and others	12,048	DCF Model, Hull and White Model, Closed Form, Monte Carlo Simulation, Tree Model	Loss given default	0.80~0.84	The higher the loss given default, the lower the fair value
			Volatility of the stock price	14.82~30.97	The higher the volatility, the higher the fair value fluctuation
			Volatility of the interest rate	0.57	The higher the volatility, the higher the fair value fluctuation
			Volatility of the underlying asset	18.00~59.00	The higher the volatility, the higher the fair value fluctuation
			Correlation between underlying assets	-5.00~47.00	The higher the absolute value of correlation, the higher the fair value fluctuation
Derivatives held for hedging
Interest rate	1,463	DCF Model, Closed Form, FDM, Monte Carlo Simulation, Tree Model	Volatility of the underlying asset	5.04	The higher the volatility, the higher the fair value fluctuation

	2016
	Fair value		Valuation technique	Unobservable inputs	Range of unobservable inputs(%)	Relationship of unobservable inputs to fair value
	(In millions of Korean won)
Available-for-sale financial assets
Debt securities		10,251	DCF Model	Discount rate	6.55	The lower the discount rate, the higher the fair value
Equity securities		3,062,041	DCF Model, Comparable Company Analysis, Adjusted discount rate method, Net asset value method, Dividend discount model, Hull and White model, Discounted cash flows to equity, Income approach	Growth rate	0.00~1.00	The higher the growth rate, the higher the fair value
				Discount rate	1.49~22.01	The lower the discount rate, the higher the fair value
				Liquidation value	0.00	The higher the liquidation value, the higher the fair value
				Recovery rate of receivables’ acquisition cost	155.83	The higher the recovery rate of receivables’ acquisition cost, the higher the fair value

Total	￦	3,973,963

Financial liabilities
Financial liabilities designated at fair value through profit or loss
Derivative-linked securities	￦	7,797,139	DCF Model, Closed Form, FDM, Monte Carlo Simulation, Hull and White Model, Black Scholes-Model	Volatility of the underlying asset	1.00~49.00	The higher the volatility, the higher the fair value fluctuation
				Correlation between underlying assets	-5.00~77.00	The higher the absolute value of correlation, the higher the fair value fluctuation
Derivatives held for trading
Stock and index		153,419	DCF Model, Closed Form, FDM, Monte Carlo Simulation	Volatility of the underlying asset	17.00~43.00	The higher the volatility, the higher the fair value fluctuation
				Correlation between underlying assets	4.00~59.00	The higher the correlation, the higher the fair value fluctuation
Others		48,427	DCF Model, Closed Form, Monte Carlo Simulation, Hull and White Model, Tree Model	Volatility of the stock price	14.82	The higher the volatility, the higher the fair value fluctuation
				Volatility of the interest rate	0.57~37.15	The higher the volatility, the higher the fair value fluctuation
				Discount rate	2.09	The lower the discount rate, the higher the fair value
				Volatility of the underlying asset	18.00~30.15	The higher the volatility, the higher the fair value fluctuation
				Correlation between underlying assets	-5.00~47.00	The higher the absolute value of correlation, the higher the fair value fluctuation

	2016
	Fair value	Valuation technique	Unobservable inputs	Range of unobservable inputs(%)	Relationship of unobservable inputs to fair value
	(In millions of Korean won)
Derivatives held for hedging
Interest rate	186	DCF Model, Closed Form, FDM, Monte Carlo Simulation, Tree Model	Volatility of the underlying asset	2.74	The higher the volatility, the higher the fair value fluctuation

Total	￦ 7,999,171

	2017
	Fair value	Valuation technique	Unobservable inputs	Range of unobservable inputs(%)	Relationship of unobservable inputs to fair value
	(In millions of Korean won)
Financial assets
Financial assets designated at fair value through profit or loss
Debt securities	￦ 301,851	Tree Model, DCF Model, Hull and White Model	Volatility of the underlying asset	9.96~29.53	The higher the volatility, the higher the fair value fluctuation
Equity securities	67,828	Tree Model	Volatility of the underlying asset	11.45~24.01	The higher the volatility, the higher the fair value fluctuation
Derivative-linked securities	944,665	DCF Model, Closed Form, FDM, Monte Carlo Simulation, Hull and White Model, Black-Scholes Model, Option Model, Tree Model	Volatility of the underlying asset	10.00~30.07	The higher the volatility, the higher the fair value fluctuation
			Recovery rate	40.00	The higher the recovery rate, the higher the fair value
			Correlation between underlying assets	8.27~90.00	The higher the correlation, the higher the fair value fluctuation
Derivatives held for trading
Stock and index	138,972	DCF Model, FDM, Closed Form, Monte Carlo Simulation, Hull and White Model, Black-Scholes Model, Tree Model	Volatility of the underlying asset	1.00~39.00	The higher the volatility, the higher the fair value fluctuation
			Correlation between underlying assets	3.00~67.00	The higher the value of correlation, the higher the fair value fluctuation
Currency, Interest rate and others	58,107	DCF Model, Closed Form, Monte Carlo Simulation, Hull and White Model, Black-Scholes Model, Tree Model, Option Model	Loss given default	0.56	The higher the loss given default, the lower the fair value
			Volatility of the interest rate	0.47	The higher the volatility, the higher the fair value fluctuation
			Volatility of the underlying asset	3.00~51.00	The higher the volatility, the higher the fair value fluctuation
			Correlation between underlying assets	-13.00~90.00	The higher the absolute value of correlation, the higher the fair value fluctuation

	2017
	Fair value		Valuation technique	Unobservable inputs	Range of unobservable inputs(%)	Relationship of unobservable inputs to fair value
	(In millions of Korean won)
Derivatives held for hedging
Interest rate		775	DCF Model, Closed Form, FDM, Monte Carlo Simulation	Volatility of the underlying asset	3.02	The higher the volatility, the higher the fair value fluctuation
Available-for-sale financial assets
Debt securities		49,381	DCF Model, Option Model, Net asset value method, Market approach	Discount rate	2.57~11.08	The lower the discount rate, the higher the fair value
				Volatility	15.26~30.07	The Volatility is different for each item
				Correlation between underlying assets	48.82~82.16	The coefficient of correlation is different for each item
				Growth rate	0.00~2.20	The higher the growth rate, the higher the fair value
Equity securities		5,816,595	DCF Model, Comparable Company Analysis, Adjusted discount rate method, Dividend Discount Model, Net asset value method, Discounted cash flows to equity, Income approach, Market approach, One Factor Hull-White Model, Usage of past transactions, Cost methods, Asset value approach, Tree Model and others	Growth rate	-1.00~1.00	The higher the growth rate, the higher the fair value
				Discount rate	-1.00~52.68	The lower the discount rate, the higher the fair value
				Asset value	-1.00~1.00	The higher the asset value, the higher the fair value
				Correlation between underlying assets	48.82~82.16	The coefficient of correlation is different for each item
				Volatility	15.26~30.07	The Volatility is different for each item

Total	￦	7,378,174

Financial liabilities
Financial liabilities designated at fair value through profit or loss
Derivative-linked securities	￦	8,687,892	DCF Model, Closed Form, FDM, Monte Carlo Simulation, Hull and White Model, Black Scholes-Model	Volatility of the underlying asset	1.00~52.00	The higher the volatility, the higher the fair value fluctuation
				Correlation between underlying assets	-13.42~90.24	The higher the absolute value of correlation, the higher the fair value fluctuation
Derivatives held for trading
Stock and index		14,796	DCF Model, Closed Form, Monte Carlo Simulation, FDM	Volatility of the underlying asset	1.00~33.00	The higher the volatility, the higher the fair value fluctuation
				Correlation between underlying assets	7.00~67.00	The higher the correlation, the higher the fair value fluctuation

	2017
	Fair value	Valuation technique	Unobservable inputs	Range of unobservable inputs(%)	Relationship of unobservable inputs to fair value
	(In millions of Korean won)
Others	49,190	DCF Model, Closed Form, Monte Carlo Simulation, Hull and White Model, Option Model	Volatility of the stock price	15.84	The higher the volatility, the higher the fair value fluctuation
			Volatility of the interest rate	0.47	The higher the volatility, the higher the fair value fluctuation
			Discount rate	2.57~2.69	The lower the discount rate, the higher the fair value
			Volatility of the underlying asset	1.00~49.00	The higher the volatility, the higher the fair value fluctuation
			Correlation between underlying assets	25.00~90.00	The higher the correlation, the higher the fair value fluctuation
Derivatives held for hedging
Interest rate	70	DCF Model, Closed Form, FDM, Monte Carlo Simulation, Tree Model	Volatility of the underlying asset	2.64	The higher the volatility, the higher the fair value fluctuation

Total	￦ 8,751,948

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

The results of the sensitivity analysis from changes in inputs are as follows:

	2016
	Recognition in profit or loss				Other comprehensive income
	Favorable changes		Unfavorable changes		Favorable changes		Unfavorable changes
	(In millions of Korean won)
Financial assets
Financial assets designated at fair value through profit or loss[1]
Debt securities	￦	1,029	￦	(866)	￦	—	￦	—
Equity securities		840		(521)		—		—
Derivative-linked securities		5,666		(5,463)		—		—
Derivatives held for trading[2]		28,334		(29,486)		—		—
Derivatives held for hedging[2]		9		(6)		—		—
Available-for-sale financial assets
Debt securities[3]		—		—		69		(45)
Equity securities[4]		—		—		168,225		(87,529)

Total	￦	35,878	￦	(36,342)	￦	168,294	￦	(87,574)

Financial liabilities
Financial liabilities designated at fair value through profit or loss[1]	￦	97,429	￦	(97,571)	￦	—	￦	—
Derivatives held for trading[2]		31,759		(33,715)		—		—
Derivatives held for hedging[2]		3		(3)		—		—

Total	￦	129,191	￦	(131,289)	￦	—	￦	—

	2017
	Recognition in profit or loss				Other comprehensive income
	Favorable changes		Unfavorable changes		Favorable changes		Unfavorable changes
	(In millions of Korean won)
Financial assets
Financial assets designated at fair value through profit or loss[1]
Debt securities	￦	3,220	￦	(2,563)	￦	—	￦	—
Equity securities		654		(626)		—		—
Derivative-linked securities		6,906		(6,820)		—		—
Derivatives held for trading[2]		25,616		(28,488)		—		—
Derivatives held for hedging[2]		—		—		—		—
Available-for-sale financial assets
Debt securities[3]		—		—		205		(51)
Equity securities[4]		—		—		126,916		(71,396)

Total	￦	36,396	￦	(38,497)	￦	127,121	￦	(71,447)

Financial liabilities
Financial liabilities designated at fair value through profit or loss[1]	￦	40,020	￦	(36,757)	￦	—	￦	—
Derivatives held for trading[2]		11,091		(10,827)		—		—
Derivatives held for hedging[2]		2		(2)		—		—

Total	￦	51,113	￦	(47,586)	￦	—	￦	—

[1]	For financial assets designated at fair value through profit or loss, changes in fair value are calculated by shifting principal unobservable input parameters such volatility of the underlying asset or correlation between underlying asset by ± 10%.
[2]	For stock and index-related derivatives, changes in fair value are calculated by shifting principal unobservable input parameters such as correlation of the rates of return on stocks and volatility of the underlying asset by ± 10%. For currency-related derivatives, changes in fair value are calculated by shifting unobservable input parameters, such as loss given default ratio by ± 1%. For interest rate-related derivatives, correlation of the interest rates or volatility of the underlying asset is shifted by ± 10% to calculate fair value changes.
[3]	For debt securities, changes in fair value are calculated by shifting principal unobservable input parameters; such as, discount rate by ± 1%.
[4]	For equity securities, the changes in fair value are calculated by shifting principal unobservable input parameters such as correlation between growth rate (0~0.5%) and discount rate, liquidation value (-1~1%) and discount rate, or recovery rate of receivables’ acquisition cost (-1~1%). Sensitivity of fair values to unobservable parameters of private equity fund is practically impossible, but in the case of equity fund composed of real estates, the changes in fair value are calculated by shifting correlation between discount rate (-1~1%) and volatilities of real estate price (-1~1%).

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

The aggregate difference yet to be recognized in profit or loss at the beginning and end of the period and a reconciliation of changes in the balance of this difference for the years ended December 31, 2016 and 2017, are as follows:

	2016		2017
	(In millions of Korean won)
Balance at the beginning of the period	￦	4,055	￦	39,033
New transactions and others		37,819		58,445
Changes during the period		(2,841)		(74,664)

Balance at the end of the year	￦	39,033	￦	22,814

6.3 Carrying Amounts of Financial Instruments by Category

Financial assets and liabilities are measured at fair value or amortized cost. Measurement policies for each class of financial assets and liabilities are disclosed in Note 3, ‘Significant accounting policies’.

The carrying amounts of financial assets and liabilities by category as of December 31, 2016 and 2017, are as follows:

	2016
	Financial assets at fair value through profit or loss
	Held for trading		Designated at fair value through profit or loss		Loans and receivables		Available- for-sale financial assets		Held-to- Maturity financial assets		Derivatives held for hedging		Total
	(In millions of Korean won)
Financial assets
Cash and due from financial institutions	￦	—	￦	—	￦	17,884,863	￦	—	￦	—	￦	—	￦	17,884,863
Financial assets at fair value through profit or loss		26,099,518		1,758,846		—		—		—		—		27,858,364
Derivatives		3,298,328		—		—		—		—		83,607		3,381,935
Loans		—		—		265,486,134		—		—		—		265,486,134
Financial investments		—		—		—		33,970,293		11,177,504		—		45,147,797
Other financial assets		—		—		7,322,335		—		—		—		7,322,335

Total	￦	29,397,846	￦	1,758,846	￦	290,693,332	￦	33,970,293	￦	11,177,504	￦	83,607	￦	367,081,428

	2016
	Financial liabilities at fair value through profit or loss
	Held for trading		Designated at fair value through profit or loss		Financial liabilities at amortized cost		Derivatives held for hedging		Total
	(In millions of Korean won)
Financial liabilities
Financial liabilities at fair value through profit or loss	￦	1,143,510	￦	10,979,326	￦	—	￦	—	￦	12,122,836
Derivatives		3,717,819		—		—		89,309		3,807,128
Deposits		—		—		239,729,695		—		239,729,695
Debts		—		—		26,251,486		—		26,251,486
Debentures		—		—		34,992,057		—		34,992,057
Other financial liabilities		—		—		16,286,578		—		16,286,578

Total	￦	4,861,329	￦	10,979,326	￦	317,259,816	￦	89,309	￦	333,189,780

	2017
	Financial assets at fair value through profit or loss
	Held for trading		Designated at fair value through profit or loss		Loans and receivables		Available- for-sale financial assets		Held-to- Maturity financial assets		Derivatives held for hedging		Total
	(In millions of Korean won)
Financial assets
Cash and due from financial institutions	￦	—	￦	—	￦	19,817,825	￦	—	￦	—	￦	—	￦	19,817,825
Financial assets at fair value through profit or loss		30,177,293		2,050,052		—		—		—		—		32,227,345
Derivatives		2,998,042		—		—		—		—		312,124		3,310,166
Loans		—		—		290,122,838		—		—		—		290,122,838
Financial investments		—		—		—		48,116,263		18,491,980		—		66,608,243
Other financial assets		—		—		10,195,015		—		—		—		10,195,015

Total	￦	33,175,335	￦	2,050,052	￦	320,135,678	￦	48,116,263	￦	18,491,980	￦	312,124	￦	422,281,432

	2017
	Financial liabilities at fair value through profit or loss
	Held for trading		Designated at fair value through profit or loss		Financial liabilities at amortized cost		Derivatives held for hedging		Total
	(In millions of Korean won)
Financial liabilities
Financial liabilities at fair value through profit or loss	￦	1,944,770	￦	10,078,288	￦	—	￦	—	￦	12,023,058
Derivatives		3,054,614		—		—		88,151		3,142,765
Deposits		—		—		255,800,048		—		255,800,048
Debts		—		—		28,820,928		—		28,820,928
Debentures		—		—		44,992,724		—		44,992,724
Other financial liabilities		—		—		18,330,004		—		18,330,004

Total	￦	4,999,384	￦	10,078,288	￦	347,943,704	￦	88,151	￦	363,109,527

6.4 Transfer of Financial Assets

6.4.1 Transferred financial assets derecognized in their entirety.

The Group transferred loans and other financial assets that are derecognized in their entirety to SPEs, while the maximum exposure to loss(carrying amount) from its continuing involvement in the derecognized financial assets as of December 31, 2016 and 2017, are as follows:

	2016
	Type of continuing involvement	Classification of financial instruments	Carrying amount of continuing involvement in statement of financial position		Fair value of continuing involvement
			(In millions of Korean won)
EAK ABS Co., Ltd.	Subordinate debt	Available-for-sale financial assets	￦	7	￦	7
AP ABS First Co., Ltd.	Subordinate debt	Available-for-sale financial assets		1,393		1,393
Discovery ABS First Co., Ltd.	Subordinate debt	Available-for-sale financial assets		6,876		6,876
EAK ABS Second Co., Ltd.	Subordinate debt	Available-for-sale financial assets		12,302		12,302
FK1411 Co., Ltd.	Subordinate debt	Available-for-sale financial assets		15,212		15,212
AP 3B ABS Ltd.	Subordinate debt	Available-for-sale financial assets		14,374		14,374
AP 4D ABS Ltd.[1]	Senior debt	Loans and receivables		13,626		13,689
	Subordinated debt	Available-for-sale financial assets		14,450		14,450

		Total	￦	78,240	￦	78,303

[1]	Recognized net gain from transferring loans to the SPEs amounts to ￦6,705 million.
[2]	In addition to the above, the recovered portion in excess of the consideration paid attributable to adjustments based on the agreement with the National Happiness Fund for non-performing loans amounts to ￦4,394 million during 2016.

	2017
	Type of continuing involvement	Classification of financial instruments	Carrying amount of continuing involvement in statement of financial position		Fair value of continuing involvement
			(In millions of Korean won)
Discovery ABS Second Co., Ltd.	Subordinate debt	Available-for-sale financial assets	￦	6,022	￦	6,022
EAK ABS Second Co., Ltd.	Subordinate debt	Available-for-sale financial assets		5,339		5,339
FK1411 Co., Ltd.	Subordinate debt	Available-for-sale financial assets		9,601		9,601
AP 3B ABS Ltd.	Subordinate debt	Available-for-sale financial assets		9,902		9,902
AP 4D ABS Ltd.	Senior debt	Loans and receivables		2,248		2,251
	Subordinated debt	Available-for-sale financial assets		14,160		14,160

		Total	￦	47,272	￦	47,275

[1]	In addition to the above, the recovered portion in excess of the consideration paid attributable to adjustments based on the agreement with the National Happiness Fund for non-performing loans amounts to ￦2,989 million as of December 31, 2017.

6.4.2 Transferred financial assets that are not derecognized in their entirety

The Group securitized the loans and issued the asset-backed debentures. The senior debentures and related securitized assets as of December 31, 2016 and 2017, are as follows:

(In millions of Korean won)	2016				2017
	Carrying amount of underlying assets		Carrying amount of senior debentures		Carrying amount of underlying assets		Carrying amount of senior debentures
	(In millions of Korean won)
KB Kookmin Card Second Securitization Co., Ltd.[1]	￦	605,958	￦	361,769	￦	495,545	￦	107,093
KB Kookmin Card Third Securitization Co., Ltd.[1]		—		—		600,813		324,425
KB Kookmin Card Fourth Securitization Co., Ltd.[1]		—		—		561,495		320,892
Wise Mobile Eighth Securitization Specialty[2]		11,209		—		—		—
Wise Mobile Ninth Securitization Specialty[2]		6,027		—		—		—
Wise Mobile Tenth Securitization Specialty[2]		17,485		9,999		—		—
Wise Mobile Eleventh Securitization Specialty[2]		16,830		9,998		—		—
Wise Mobile Twelfth Securitization Specialty[2]		27,107		19,995		—		—
Wise Mobile Thirteenth Securitization Specialty[2]		31,873		24,996		7,284		—
Wise Mobile Fourteenth Securitization Specialty[2]		52,583		44,991		8,504		—
Wise Mobile Fifteenth Securitization Specialty[2]		68,270		64,983		4,105		—
Wise Mobile Sixteenth Securitization Specialty[2]		114,213		109,966		5,500		—
Wise Mobile Seventeenth Securitization Specialty[2]		118,767		114,955		10,407		4,999
Wise Mobile Eighteenth Securitization Specialty[2]		97,910		94,950		9,340		4,999

	￦	1,168,232	￦	856,602	￦	1,702,993	￦	762,408

[1]	The Company has an obligation to early redeem the asset-backed debentures upon occurrence of an event specified in the agreement such as when the outstanding balance of the eligible asset-backed securitization (ABS), a trust-type ABS, is below the solvency margin ratio (minimum rate: 104.5%) of the beneficiary interest in the trust. In addition, the Company can entrust additional eligible card transaction accounts and deposits. To avoid such early redemption, the Company entrusts accounts and deposits in addition to the previously entrusted card accounts. Accordingly, as asset-backed debenture holders’ recourse is not limited to the underlying assets, the fair value is not disclosed.
[2]	According to the liquidity facility agreement entered between the Special Purpose Companies (SPC) and Woori Bank and NH Bank, if the senior debentures cannot be redeemed by the underlying assets, the senior debentures should be redeemed by borrowings from the liquidity facilities. Accordingly, as senior debenture holders’ recourse is not limited to the underlying assets, the fair value is not disclosed.

6.4.3 Securities under repurchase agreements and loaned securities

The Group continues to recognize the financial assets related to repurchase agreements and securities lending transactions on the statements of financial position since those transactions are not qualified for derecognition even though the Group transfers the financial assets. A financial asset is sold under a repurchase agreement to repurchase the same asset at a fixed price, or loaned under a securities lending agreement to be returned as the same asset. Thus, the Group retains substantially all the risks and rewards of ownership of the financial asset. The amounts of transferred assets and related liabilities as of December 31, 2016 and 2017, are as follows:

	2016
	Carrying amount of transferred assets		Carrying amount of related liabilities
	(In millions of Korean won)
Repurchase agreements	￦	9,302,087	￦	8,815,027
Loaned securities
Government bond		108,062		—
Stock		552,872		—
Others		16,250		—

Total	￦	9,979,271	￦	8,815,027

	2017
	Carrying amount of transferred assets		Carrying amount of related liabilities
	(In millions of Korean won)
Repurchase agreements	￦	10,111,732	￦	10,666,315
Loaned securities
Government bond		418,966		—
Stock		729,702		—
Others		—		—

Total	￦	11,260,400	￦	10,666,315

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

Details of financial assets subject to offsetting, enforceable master netting arrangements or similar agreement as of December 31, 2016 and 2017, are as follows:

	2016
	Gross assets		Gross liabilities offset		Net amounts presented in the statement of financial position		Non-offsetting amount				Net amount
							Financial instruments		Cash collateral
	(In millions of Korean won)
Derivatives held for trading and Derivatives linked securities	￦	3,800,978	￦	—	￦	3,800,978	￦	(2,390,096)	￦	(2,711)	￦	1,408,171
Derivatives held for hedging		80,718		—		80,718		(10,980)		—		69,738
Receivable spot exchange		2,557,424		—		2,557,424		(2,555,485)		—		1,939
Reverse repurchase agreements		2,926,515		—		2,926,515		(2,926,515)		—		—
Domestic exchange settlement debits		19,854,611		(19,323,418)		531,193		—		—		531,193
Other financial instruments		1,055,379		(829,137)		226,242		(7,222)		—		219,020

Total	￦	30,275,625	￦	(20,152,555)	￦	10,123,070	￦	(7,890,298)	￦	(2,711)	￦	2,230,061

	2017
	Gross assets		Gross liabilities offset		Net amounts presented in the statement of financial position		Non-offsetting amount				Net amount
							Financial instruments		Cash collateral
	(In millions of Korean won)
Derivatives held for trading and Derivatives linked securities	￦	2,981,437	￦	—	￦	2,981,437	￦	(2,195,210)	￦	(191,349)	￦	594,878
Derivatives held for hedging		312,124		—		312,124		(21,990)		(21,830)		268,304
Receivable spot exchange		3,443,674		—		3,443,674		(3,443,298)		—		376
Reverse repurchase agreements		2,617,700		—		2,617,700		(2,617,700)		—		—
Domestic exchange settlement debits		30,904,611		(29,959,914)		944,697		—		—		944,697
Other financial instruments		1,542,035		(1,531,622)		10,413		(9,525)		—		888

Total	￦	41,801,581	￦	(31,491,536)	￦	10,310,045	￦	(8,287,723)	￦	(213,179)	￦	1,809,143

Details of financial liabilities subject to offsetting, enforceable master netting arrangements or similar agreement as of December 31, 2016 and 2017, are as follows:

	2016
	Gross liabilities		Gross assets offset		Net amounts presented in the statement of financial position		Non-offsetting amount				Net amount
							Financial instruments		Cash collateral
	(In millions of Korean won)
Derivatives held for trading and Derivatives linked securities	￦	4,622,729	￦	—	￦	4,622,729	￦	(3,005,000)	￦	(207,797)	￦	1,409,932
Derivatives held for hedging		88,506		—		88,506		(22,795)		(11,922)		53,789
Payable spot exchange		2,556,009		—		2,556,009		(2,555,485)		—		524
Repurchase agreements[1]		8,815,027		—		8,815,027		(8,815,027)		—		—
Securities borrowing agreements		1,063,056		—		1,063,056		(1,063,056)		—		—
Domestic exchange settlement credits		20,655,999		(19,323,418)		1,332,581		(1,332,503)		—		78
Other financial instruments		953,137		(829,137)		124,000		(7,252)		—		116,748

Total	￦	38,754,463	￦	(20,152,555)	￦	18,601,908	￦	(16,801,118)	￦	(219,719)	￦	1,581,071

	2017
	Gross liabilities		Gross asset offset		Net amounts presented in the statement of financial position		Non-offsetting amount
							Financial instruments		Cash collateral		Net amount
	(In millions of Korean won)
Derivatives held for trading and Derivatives linked securities	￦	3,193,238	￦	—	￦	3,193,238	￦	(1,540,336)	￦	(32,585)	￦	1,620,317
Derivatives held for hedging		88,151		—		88,151		(11,770)		(9,139)		67,242
Payable spot exchange		3,445,098		—		3,445,098		(3,443,298)		—		1,800
Repurchase agreements[1]		10,666,315		—		10,666,315		(10,666,315)		—		—
Securities borrowing agreements		1,870,579		—		1,870,579		(1,870,579)		—		—
Domestic exchange settlement credits		29,999,359		(29,959,914)		39,445		(39,445)		—		—
Other financial instruments		1,721,862		(1,530,488)		191,374		(194)		—		191,180

Total	￦	50,984,602	￦	(31,490,402)	￦	19,494,200	￦	(17,571,937)	￦	(41,724)	￦	1,880,539

[1]	Includes repurchase agreements sold to customers.

7. Due from Financial Institutions

Details of due from financial institutions as of December 31, 2016 and 2017, are as follows:

		Financial institutions	Interest rate(%)	2016		2017
				(In millions of Korean won)
Due from financial institutions in Korean won	Due from Bank of Korea	Bank of Korea	0.00~1.53	￦	7,259,264	￦8,511,295
	Due from banks	KEB Hana Bank and others	0.00~1.86		1,233,368	2,267,778
	Due from others	Kyobo Securities Co., Ltd. and others	0.00~1.64		3,276,913	3,377,102

		Sub-total			11,769,545	14,156,175

Due from financial institutions in foreign currencies	Due from banks in foreign currencies	Bank of Korea and others	—		2,025,373	1,670,935
	Time deposits in foreign currencies	AOZORA BANK and others	0.11~6.40		808,253	775,917
	Due from others	Societe Generale and others	0.00~5.02		723,002	616,634

		Sub-total			3,556,628	3,063,486

		Total		￦	15,326,173	￦17,219,661

Restricted cash from financial institutions as of December 31, 2016 and 2017, are as follows:

		Financial Institutions	2016		2017		Reason for restriction
			(In millions of Korean won)
Due from financial institutions in Korean won	Due from Bank of Korea	Bank of Korea	￦	7,259,264	￦	8,511,295	Bank of Korea Act
	Due from banks	Citibank Korea Inc. and others		209,676		572,132	Deposits related to securitization and others
	Due from others	NH Investment Securities and others		580,655		371,398	Derivatives margin account and others

		Sub-total		8,049,595		9,454,825

Due from financial institutions in foreign currencies	Due from banks in foreign currencies	Bank of Korea and others		564,099		619,130	Bank of Korea Act and others
	Time deposit in foreign currencies	China Construction Bank NY Branch and others		24,170		29,650	Bank Act of the State of New York and others
	Due from others	Societe Generale and others		664,082		509,484	Derivatives margin account and others

		Sub-total		1,252,351		1,158,264

		Total	￦	9,301,946	￦	10,613,089

8. Assets pledged as collateral

Details of assets pledged as collateral as of December 31, 2016 and 2017, are as follows:

		2016
Assets pledged	Pledgee	Carrying amount		Reason of pledge
		(In millions of Korean won)
Due from financial institutions	Korea Federation of Savings Banks and others	￦	159,736	Borrowings from Bank and others
Financial assets held for trading	Korea Securities Depository and others		5,977,536	Repurchase agreements
	Korea Securities Depository and others		2,392,945	Securities borrowing transactions
	Korea Exchange, Inc. and others		2,170,588	Derivatives transactions

	Sub-total		10,541,069

Available-for-sale financial assets	Korea Securities Depository and others		3,314,106	Repurchase agreements
	Korea Securities Depository and others		193,028	Securities borrowing transactions
	Bank of Korea		490,297	Borrowings from Bank of Korea
	Bank of Korea		493,896	Settlement risk of Bank of Korea
	KEB Hana Bank and others		1,084,500	Derivatives transactions
	Others		19,956	Others

	Sub-total		5,595,783

Held-to-maturity financial assets	Korea Securities Depository and others		44,988	Repurchase agreements
	Bank of Korea		1,251,011	Borrowings from Bank of Korea
	Bank of Korea		1,185,267	Settlement risk of Bank of Korea
	Samsung Futures Inc. and others		209,022	Derivatives transactions
	Others		296,632	Others

	Sub-total		2,986,920

Mortgage loans	Others		2,252,315	Covered bond

Real estate	Natixis Real Estate Capital LLC and others		791,873	Borrowings from Bank and others

	Total	￦	22,327,696

		2017
Assets pledged	Pledgee	Carrying amount		Reason of pledge
		(In millions of Korean won)
Due from financial institutions	Korea Federation of Savings Banks and others	￦	165,026	Borrowings from Bank and others
Financial assets held for trading	Korea Securities Depository and others		7,699,857	Repurchase agreements
	Korea Securities Depository and others		4,941,912	Securities borrowing transactions
	Samsung Futures Inc. and others		1,047,758	Derivatives transactions

	Sub-total		13,689,527

Available-for-sale financial assets	Korea Securities Depository and others		2,401,388	Repurchase agreements
	Korea Securities Depository and others		838,149	Securities borrowing transactions
	Bank of Korea		651,284	Borrowings from Bank of Korea
	Bank of Korea		750,254	Settlement risk of Bank of Korea
	Samsung Futures Inc. and others		221,004	Derivatives transactions

	Sub-total		4,862,079

Held-to-maturity financial assets	Korea Securities Depository and others		35,026	Repurchase agreements
	Bank of Korea		1,326,558	Borrowings from Bank of Korea
	Bank of Korea		1,204,990	Settlement risk of Bank of Korea
	Samsung Futures Inc. and others		330,316	Derivatives transactions
	Others		163,960	Others

	Sub-total		3,060,850

Mortgage loans	Others		4,950,490	Covered bond

Real estate	Natixis Real Estate Capital LLC and others		778,789	Borrowings from Bank and others

	Total	￦	27,506,761

The Group provides ￦3,185,601 million of its borrowing securities and securities held as collateral with Korea Securities Finance Corporation (“KSFC”) and others as at December 31, 2017

The fair values of collateral available to sell or repledge, and collateral sold or repledged, regardless of debtor’s default, as of December 31, 2016 and 2017, are as follows:

	2016
	Fair value of collateral held		Fair value of collateral sold or repledged		Total
	(In millions of Korean won)
Securities	￦	2,990,908	￦	—	￦	2,990,908

	2017
	Fair value of collateral held		Fair value of collateral sold or repledged		Total
	(In millions of Korean won)
Securities	￦	2,677,878	￦	—	￦	2,677,878

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

In particular, the Group applies fair value hedge accounting using interest rate swaps, currency forwards and others to hedge the risk of changes in fair values due to the changes in interest rates and foreign exchange rates of structured debentures in Korean won, financial debentures in foreign currencies, structured deposits in foreign currencies and others. And the Group applies cash flow hedge using interest rate swaps, cross currency swaps and others to hedge the risk of changes in cash flows of floating rate notes in Korean won, borrowings in foreign currencies and others. In addition, the Group applies net investment hedge accounting using currency forwards and designating financial debentures in foreign currencies as hedging instruments to hedge foreign exchange risks on net investments in foreign operations.

Details of derivative financial instruments held for trading as of December 31, 2016 and 2017, are as follows:

	2016
	Notional amount		Assets		Liabilities
	(In millions of Korean won)
Interest rate
Futures[1]	￦	4,352,216	￦	130	￦	620
Swaps		138,697,962		695,474		676,887
Options		6,376,707		48,323		161,747

Sub-total		149,426,885		743,927		839,254

Currency
Forwards		58,662,586		1,343,953		1,206,539
Futures[1]		482,323		1,210		—
Swaps		30,929,704		756,936		919,549
Options		487,937		4,955		4,557

Sub-total		90,562,550		2,107,054		2,130,645

Stock and index
Futures[1]		823,202		9,438		170
Swaps		6,276,026		105,437		175,679
Options		10,641,997		259,896		511,218

Sub-total		17,741,225		374,771		687,067

Credit
Swaps		5,219,740		55,207		49,653

Sub-total		5,219,740		55,207		49,653

	2016
	Notional amount		Assets		Liabilities
	(In millions of Korean won)
Commodity
Futures[1]		320		—		7
Swaps		12,240		766		4,765
Options		2,168		20		—

Sub-total		14,728		786		4,772

Other		1,145,195		16,583		6,428

Total	￦	264,110,323	￦	3,298,328	￦	3,717,819

	2017
	Notional amount		Assets		Liabilities
	(In millions of Korean won)
Interest rate
Futures[1]	￦	4,770,568	￦	4,952	￦	528
Swaps		190,186,189		434,316		399,674
Options		13,560,861		137,958		234,474

Sub-total		208,517,618		577,226		634,676

Currency
Forwards		64,308,472		1,261,491		1,233,633
Futures[1]		622,711		52		1,163
Swaps		29,769,290		847,506		759,757
Options		695,617		4,099		6,994

Sub-total		95,396,090		2,113,148		2,001,547

Stock and index
Futures[1]		1,013,846		3,599		1,132
Swaps		5,623,391		112,929		96,894
Options		6,408,019		116,215		274,544

Sub-total		13,045,256		232,743		372,570

Credit
Swaps		5,799,606		42,000		36,963

Sub-total		5,799,606		42,000		36,963

Commodity
Futures[1]		4,791		112		19
Swaps		67,008		4,221		118
Options		245		1		—

Sub-total		72,044		4,334		137

Other		1,955,581		28,591		8,721

Total	￦	324,786,195	￦	2,998,042	￦	3,054,614

[1]	Gain or loss arising from futures daily settlement is reflected in the margin accounts.

Fair Value Hedge

Details of derivative instruments designated as fair value hedge as of December 31, 2016 and 2017, are as follows:

	2016
	Notional amount		Assets		Liabilities
	(In millions of Korean won)
Interest rate
Swaps	￦	3,130,646	￦	48,424	￦	63,634
Currency
Forwards		433,831		1,912		17,454
Other		140,000		1,463		186

Total	￦	3,704,477	￦	51,799	￦	81,274

	2017
	Notional amount		Assets		Liabilities
	(In millions of Korean won)
Interest rate
Swaps	￦	2,919,935	￦	47,856	￦	49,962
Currency
Forwards		2,818,527		108,144		872
Other		50,000		775		70

Total	￦	5,788,462	￦	156,775	￦	50,904

The fair value of non-derivative financial instruments designated as hedging instruments is as follows:

	2016		2017
	(In millions of Korean won)
Deposits in foreign currencies	￦	—	￦	32,051

Gains and losses from fair value hedging instruments and hedged items attributable to the hedged risk for the years ended December 31, 2015, 2016 and 2017, are as follows:

	2015		2016		2017
	(In millions of Korean won)
Gains(losses) on hedging instruments	￦	(47,491)	￦	(88,999)	￦	93,112
Gains(losses) on the hedged items attributable to the hedged risk		48,265		91,167		(56,461)

Total	￦	774	￦	2,168	￦	36,651

Cash Flow Hedge

Details of derivative instruments designated as cash flow hedge as of December 31, 2016 and 2017, are as follows:

	2016
	Notional amount		Assets		Liabilities
	(In millions of Korean won)
Interest rate
Swaps	￦	1,078,000	￦	907	￦	8,035
Currency
Swaps		362,550		29,888		—

Total	￦	1,440,550	￦	30,795	￦	8,035

	2017
	Notional amount		Assets		Liabilities
	(In millions of Korean won)
Interest rate
Swaps	￦	2,393,491	￦	15,796	￦	3,905
Currency
Swaps		2,396,957		117,597		33,342

Total	￦	4,790,448	￦	133,393	￦	37,247

Gains and losses from hedging instruments and hedged items attributable to the hedged risk for the years ended December 31, 2015, 2016 and 2017, are as follows:

	2015		2016		2017
	(In millions of Korean won)
Gains(losses) on hedging instruments	￦	24,047	￦	16,759	￦	(112,513)
Effective gains(losses) from cash flow hedging instruments		23,368		16,238		(100,949)

Ineffective gains(losses) from cash flow hedging instruments	￦	679	￦	521	￦	(11,564)

Amounts recognized in other comprehensive income and reclassified from equity to profit or loss for the years ended December 31, 2015, 2016 and 2017, are as follows:

	2015		2016		2017
	(In millions of Korean won)
Amount recognized in other comprehensive income	￦	23,368	￦	16,238	￦	(100,949)
Amount reclassified from equity to profit or loss		(22,118)		(10,447)		126,239
Tax effect		(525)		(1,488)		(4,331)

Total	￦	725	￦	4,303	￦	20,959

Hedge on Net Investments in Foreign Operations

Details of derivative instruments designated as foreign operations net investments hedge as of December 31, 2016 and 2017, are as follows:

	2016
	Notional amount		Assets		Liabilities
	(In millions of Korean won)
Currency
Forwards	￦	12,502	￦	1,013	￦	—

	2017
	Notional amount		Assets		Liabilities
	(In millions of Korean won)
Currency
Forwards	￦	484,033	￦	21,956	￦	—

Gain or loss from hedging instruments in hedge of net investments in foreign operations and hedged items attributable to the hedged risk for the years ended December 31, 2015, 2016 and 2017, are as follows:

	2015		2016		2017
	(In millions of Korean won)
Effective portion of gain(loss) on hedges of net investments in foreign operations	￦	(33,611)	￦	(9,360)	￦	34,800
Ineffective portion of gain on hedges of net investments in foreign operations		—		—		1,129

Gains(losses) on hedging instruments	￦	(33,611)	￦	(9,360)	￦	35,929

The effective portion of gain (loss) on hedging instruments recognized in other comprehensive income for the years ended December 31, 2015, 2016 and 2017, are as follows:

	2015		2016		2017
	(In millions of Korean won)
Amount recognized in other comprehensive income	￦	(33,611)	￦	(9,360)	￦	34,800
Tax effect		8,134		2,265		(8,186)

Amount recognized in other comprehensive income, net of tax	￦	(25,477)	￦	(7,095)	￦	26,614

The fair value of non-derivative financial instruments designated as hedging instruments is as follows:

	2016		2017
	(In millions of Korean won)
Financial debentures in foreign currencies	￦	199,478	￦	99,994

10. Loans

Details of loans as of December 31, 2016 and 2017, are as follows:

	2016		2017
	(In millions of Korean won)
Loans	￦	267,045,265	￦	291,513,253
Deferred loan origination fees and costs		718,625		719,816
Less: Allowances for loan losses		(2,277,756)		(2,110,231)

Carrying amount	￦	265,486,134	￦	290,122,838

Details of loans for other banks as of December 31, 2016 and 2017, are as follows:

	2016		2017
	(In millions of Korean won)
Loans	￦	5,542,989	￦	5,314,577
Less: Allowances for loan losses		(66)		(77)

Carrying amount	￦	5,542,923	￦	5,314,500

Details of loan types and customer types of loans to customer, other than banks, as of December 31, 2016 and 2017, are as follows:

	2016
	Retail		Corporate		Credit card		Total
	(In millions of Korean won)
Loans in Korean won	￦	130,381,597	￦	101,541,864	￦	—	￦	231,923,461
Loans in foreign currencies		72,329		2,685,932		—		2,758,261
Domestic import usance bills		—		2,962,676		—		2,962,676
Off-shore funding loans		—		559,915		—		559,915
Call loans		—		263,831		—		263,831
Bills bought in Korean won		—		5,568		—		5,568
Bills bought in foreign currencies		—		2,834,171		—		2,834,171
Guarantee payments under payment guarantee		172		11,327		—		11,499
Credit card receivables in Korean won		—		—		13,525,992		13,525,992
Credit card receivables in foreign currencies		—		—		4,251		4,251
Reverse repurchase agreements		—		1,244,200		—		1,244,200
Privately placed bonds		—		1,468,179		—		1,468,179
Factored receivables		810,582		17,898		—		828,480
Lease receivables		1,470,503		66,764		—		1,537,267
Loans for installment credit		2,293,150		—		—		2,293,150

Sub-total		135,028,333		113,662,325		13,530,243		262,220,901

Proportion (%)		51.49		43.35		5.16		100.00
Less: Allowances		(481,289)		(1,382,106)		(414,295)		(2,277,690)

Total	￦	134,547,044	￦	112,280,219	￦	13,115,948	￦	259,943,211

	2017
	Retail		Corporate		Credit card		Total
	(In millions of Korean won)
Loans in Korean won	￦	140,630,735	￦	112,014,669	￦	—	￦	252,645,404
Loans in foreign currencies		121,166		3,078,907		—		3,200,073
Domestic import usance bills		—		2,128,868		—		2,128,868
Off-shore funding loans		—		730,817		—		730,817
Call loans		—		335,200		—		335,200
Bills bought in Korean won		—		4,168		—		4,168
Bills bought in foreign currencies		—		3,875,550		—		3,875,550
Guarantee payments under payment guarantee		105		6,373		—		6,478
Credit card receivables in Korean won		—		—		15,200,843		15,200,843
Credit card receivables in foreign currencies		—		—		4,004		4,004
Reverse repurchase agreements		—		1,197,700		—		1,197,700
Privately placed bonds		—		1,994,932		—		1,994,932
Factored receivables		51,401		1,419		—		52,820
Lease receivables		1,773,901		60,527		—		1,834,428
Loans for installment credit		3,693,672		13,535		—		3,707,207

Sub-total		146,270,980		125,442,665		15,204,847		286,918,492

Proportion (%)		50.98		43.72		5.30		100.00
Less: Allowances		(429,299)		(1,231,589)		(449,266)		(2,110,154)

Total	￦	145,841,681	￦	124,211,076	￦	14,755,581	￦	284,808,338

Changes in deferred loan origination fees and costs for the years ended December 31, 2016 and 2017, are as follows:

	2016
	Beginning		Increase		Decrease		Business combination		Others		Ending
	(In millions of Korean won)
Deferred loan origination costs
Loans in Korean won	￦	659,553	￦	368,551	￦	(383,926)	￦	18,863	￦	—	￦	663,041
Other origination costs		77,908		80,535		(58,565)		—		—		99,878

Sub-total		737,461		449,086		(442,491)		18,863		—		762,919

Deferred loan origination fees
Loans in Korean won		43,720		13,204		(37,442)		363		—		19,845
Other origination fees		17,465		23,371		(16,389)		—		2		24,449

Sub-total		61,185		36,575		(53,831)		363		2		44,294

Total	￦	676,276	￦	412,511	￦	(388,660)	￦	18,500	￦	(2)	￦	718,625

	2017
	Beginning		Increase		Decrease		Business combination		Others		Ending
	(In millions of Korean won)
Deferred loan origination costs
Loans in Korean won	￦	663,041	￦	334,438	￦	(358,721)	￦	12,532	￦	(18,610)	￦	632,680
Other origination costs		99,878		101,656		(75,267)		—		(2)		126,265

Sub-total		762,919		436,094		(433,988)		12,532		(18,612)		758,945

Deferred loan origination fees
Loans in Korean won		19,845		7,904		(16,188)		—		—		11,561
Other origination fees		24,449		19,356		(16,228)		—		(9)		27,568

Sub-total		44,294		27,260		(32,416)		—		(9)		39,129

Total	￦	718,625	￦	408,834	￦	(401,572)	￦	12,532	￦	(18,603)	￦	719,816

11. Allowances for Loan Losses

Changes in the allowances for loan losses for the years ended December 31, 2016 and 2017, are as follows:

	2016
	Retail		Corporate		Credit card		Total
	(In millions of Korean won)
Beginning	￦	491,352	￦	1,692,352	￦	398,350	￦	2,582,054
Written-off		(295,459)		(747,151)		(356,705)		(1,399,315)
Recoveries from written-off loans		167,033		214,915		133,456		515,404
Sale and repurchase		(23,046)		(55,151)		—		(78,197)
Provision[1]		82,035		252,195		244,569		578,799
Business combination		59,615		76,755		—		136,370
Other changes		(241)		(51,743)		(5,375)		(57,359)

Ending	￦	481,289	￦	1,382,172	￦	414,295	￦	2,277,756

	2017
	Retail		Corporate		Credit card		Total
	(In millions of Korean won)
Beginning	￦	481,289	￦	1,382,172	￦	414,295	￦	2,277,756
Written-off		(341,506)		(395,272)		(400,385)		(1,137,163)
Recoveries from written-off loans		145,606		280,324		132,665		558,595
Sale and repurchase		(40,267)		(26,105)		—		(66,372)
Provision[1]		233,262		38,644		312,248		584,154
Business combination		9,679		50,227		—		59,906
Other changes		(58,764)		(98,324)		(9,557)		(166,645)

Ending	￦	429,299	￦	1,231,666	￦	449,266	￦	2,110,231

[1]	Provision for credit losses in statements of comprehensive income also include provision for unused commitments and guarantees (Note 23.(2)), provision (reversal) for financial guarantees contracts (Note 23.(3)), and provision (reversal) for other financial assets (Note 18.(2)).

12. Financial Assets at Fair Value through Profit or Loss and Financial Investments

Details of financial assets at fair value through profit or loss and financial investments as of December 31, 2016 and 2017, are as follows:

	2016		2017
	(In millions of Korean won)
Financial assets held for trading
Debt securities:
Government and public bonds	￦	5,389,757	￦	6,232,514
Financial bonds		11,186,427		11,324,330
Corporate bonds		4,594,741		5,133,226
Asset-backed securities		222,076		161,991
Others		1,593,569		2,316,277
Equity securities:
Stocks and others		424,637		1,009,190
Beneficiary certificates		2,615,962		3,925,910
Others		72,349		73,855

Sub-total		26,099,518		30,177,293

Financial assets designated at fair value through profit or loss
Debt securities:
Corporate bonds		237,595		66,969
Equity securities:
Stocks and others		65,591		67,828
Derivative-linked securities		1,361,591		1,613,404
Privately placed bonds		94,069		301,851

Sub-total		1,758,846		2,050,052

Total financial assets at fair value through profit or loss	￦	27,858,364	￦	32,227,345

Available-for-sale financial assets
Debt securities:
Government and public bonds	￦	7,110,899	￦	3,629,479
Financial bonds		11,172,159		20,946,100
Corporate bonds		5,904,414		10,570,501
Asset-backed securities		2,729,749		2,402,437
Others		528,531		1,410,884
Equity securities:
Stocks		2,590,989		3,077,748
Equity investments and others		402,659		459,808
Beneficiary certificates		3,530,893		5,619,306

Sub-total		33,970,293		48,116,263

Held-to-maturity financial assets
Debts securities:
Government and public bonds		2,218,274		5,448,471
Financial bonds		1,868,928		2,474,841
Corporate bonds		3,487,787		6,218,723
Asset-backed securities		3,602,515		4,305,678
Others		—		44,267

Sub-total		11,177,504		18,491,980

Total financial investments	￦	45,147,797	￦	66,608,243

The impairment losses and the reversal of impairment losses in financial investments for the years ended December 31, 2015, 2016 and 2017, are as follows:

	2015
	Impairment	Reversal		Net
	(In millions of Korean won)
Available-for-sale financial assets	￦ (227,588)	￦	265	￦ (227,323)

	2016
	Impairment	Reversal		Net
	(In millions of Korean won)
Available-for-sale financial assets	￦ (35,216)	￦	328	￦ (34,888)

	2017
	Impairment	Reversal		Net
	(In millions of Korean won)
Available-for-sale financial assets	￦ (47,917)	￦	—	￦ (47,917)

13. Investments in Associates and Joint Ventures

Investments in associates and joint ventures as of December 31, 2016 and 2017, are as follows:

	2016
	Ownership (%)	Acquisition cost		Share of net asset amount		Carrying amount		Industry	Location
	(In millions of Korean won)
Associates
JSC Bank CenterCredit
Ordinary share[10]	29.56	￦	954,104	￦	(32,191)	￦	—	Banking	Kazakhstan
Preference share[10]	93.15
KB GwS Private Securities Investment Trust	26.74		113,880		133,150		129,678	Investment finance	Korea
KB-Glenwood Private Equity Fund[2,11]	0.03		10		10		10	Investment finance	Korea
KB Star office Private real estate Investment Trust No.1	21.05		20,000		20,220		19,807	Investment finance	Korea
Doosung Metal Co., Ltd.[7]	26.52		—		(51)		—	Manufacture of metal products	Korea
RAND Bio Science Co., Ltd.	24.24		2,000		2,000		2,000	Research and experimental development on medical sciences and pharmacy	Korea
Balhae Infrastructure Company[2]	12.61		130,189		133,200		133,200	Investment finance	Korea
IMM Investment 5th PRIVATE EQUITY FUND[8]	98.88		10,000		9,999		9,999	Private equity fund	Korea
Aju Good Technology Venture Fund	38.46		1,998		1,949		1,998	Investment finance	Korea
SY Auto Capital Co., Ltd.	49.00		9,800		26,311		5,693	Installment loan	Korea
Wise Asset Management Co., Ltd.[9]	33.00		—		—		—	Asset management	Korea
isMedia Co., Ltd.	22.87		3,978		3,978		3,978	Semiconductor instrument manufacture	Korea
Incheon Bridge Co., Ltd.[2]	14.99		24,677		728		728	Operation of highways and related facilities	Korea
Jungdong Steel Co., Ltd.[7]	42.88		—		(423)		—	Wholesale of primary metal	Korea
KB Insurance Co., Ltd. [1]	39.81		1,052,759		1,393,320		1,392,194	Non-life insurance	Korea
Kendae Co., Ltd.[7]	41.01		—		(351)		—	Screen printing	Korea
Dpaps Co., Ltd.[7]	38.62		—		151		—	Wholesale of paper products	Korea
Shinla Construction Co., Ltd.[7]	20.24		—		(545)		—	Specialty construction	Korea

	2016
	Ownership (%)	Acquisition cost		Share of net asset amount		Carrying amount		Industry	Location
	(In millions of Korean won)
Shinhwa Underwear Co., Ltd.[7]	26.24		—		(138)		103	Manufacture of underwears and sleepwears	Korea
MJT&I Co., Ltd.[7]	22.89		—		(542)		232	Wholesale of other goods	Korea
Inno Lending Co., Ltd.[2]	19.90		398		378		378	Credit rating model development	Korea
Ejade Co., Ltd.[7]	25.81		—		(523)		—	Wholesale of underwears	Korea
Jaeyang Industry Co., Ltd.[7]	20.86		—		(522)		—	Manufacture of luggage and other protective cases	Korea
Terra Co., Ltd.[7]	24.06		—		44		28	Manufacture of hand-operated kitchen appliances and metal ware	Korea
KBIC Private Equity Fund No. 3[2]	2.00		2,050		2,396		2,396	Investment finance	Korea
KB No.8 Special Purpose Acquisition Company[2,3]	0.10		10		19		19	SPAC	Korea
KB No.9 Special Purpose Acquisition Company[2,4]	0.11		24		31		31	SPAC	Korea
KB No.10 Special Purpose Acquisition Company[2,5]	0.19		10		20		20	SPAC	Korea
KB No.11 Special Purpose Acquisition Company[2]	4.76		10		13		13	SPAC	Korea
KB Private Equity Fund III[2]	15.68		8,000		8,000		8,000	Investment finance	Korea
Korea Credit Bureau Co., Ltd.[2]	9.00		4,500		4,853		4,853	Credit information	Korea
KoFC KBIC Frontier Champ 2010-5(PEF)	50.00		23,985		25,105		24,719	Investment finance	Korea
KoFC POSCO HANHWA KB shared growth Private Equity Fund No. 2	25.00		22,701		24,789		24,789	Investment finance	Korea
Keystone-Hyundai Securities No. 1 Private Equity Fund[2]	5.64		1,842		1,850		1,850	Investment finance	Korea
Hyundai-Tongyang Agrifood Private Equity Fund	25.47		4,645		3,957		3,957	Investment finance	Korea

Total		￦	2,391,570	￦	1,761,185	￦	1,770,673

	2017
	Ownership (%)	Acquisition cost		Share of net asset amount		Carrying amount		Industry	Location
	(In millions of Korean won)
Associates and Joint ventures
KB Pre IPO Secondary Venture Fund 1st2	15.19	￦	1,671	￦	1,601	￦	1,601	Investment finance	Korea
KB GwS Private Securities Investment Trust	26.74		113,880		134,891		131,420	Investment finance	Korea
KB-KDBC New Technology Business Fund[12]	66.66		5,000		4,972		4,972	Investment finance	Korea
KB Star office Private real estate Investment Trust No.1	21.05		20,000		20,122		19,709	Investment finance	Korea
Sun Surgery Center Inc.	28.00		2,682		2,682		2,682	Hospital	United States of America
Dae-A Leisure Co., Ltd.[7]	49.36		—		1,017		—	Earth works	Korea
Doosung Metal Co., Ltd.[7]	26.52		—		(20)		—	Manufacture of metal products	Korea
RAND Bio Science Co., Ltd.	24.24		2,000		2,000		2,000	Research and experimental development on medical sciences and pharmacy	Korea
Balhae Infrastructure Company[2]	12.61		101,794		105,190		105,190	Investment finance	Korea

	2017
	Ownership (%)	Acquisition cost	Share of net asset amount	Carrying amount	Industry	Location
	(In millions of Korean won)
Bungaejangter Inc.	22.69	3,484	3,484	3,484	Portals and other internet information media service activities
Aju Good Technology Venture Fund	38.46	8,230	7,856	8,230	Investment finance	Korea
Acts Co., Ltd.	27.78	500	500	500	Manufacture of optical lens and elements	Korea
SY Auto Capital Co., Ltd.	49.00	9,800	14,099	8,070	Installment loan	Korea
Wise Asset Management Co., Ltd.[9]	33.00	—	—	—	Asset management	Korea
Incheon Bridge Co., Ltd.[2]	14.99	9,158	(16,202)	—	Operation of highways and related facilities	Korea
Jungdong Steel Co., Ltd.[7]	42.88	—	(436)	—	Wholesale of primary metal	Korea
Kendae Co., Ltd.[7]	41.01	—	(223)	127	Screen printing	Korea
Daesang Techlon Co., Ltd.[7]	47.73	—	97	—	Manufacture of plastic wires, bars, pipes, tubes and hoses	Korea
Dongjo Co., Ltd.[7]	29.29	—	691	—	Wholesale of agricultural and forestry machinery and equipment	Korea
Dpaps Co., Ltd.[7]	38.62	—	155	—	Wholesale of paper products	Korea
Big Dipper Co., Ltd.	29.33	440	325	440	Big data consulting
Builton Co., Ltd.	22.22	800	800	800	Software development and supply	Korea
Shinla Construction Co., Ltd.[7]	20.24	—	(553)	—	Specialty construction	Korea
Shinhwa Underwear Co., Ltd.[7]	26.24	—	(103)	138	Manufacture of underwears and sleepwears	Korea
A-PRO Co., Ltd.[2]	12.61	1,500	1,500	1,500	Manufacture of electric power storage system
MJT&I Co., Ltd.[7]	22.89	—	(601)	127	Wholesale of other goods	Korea
Inno Lending Co., Ltd.[2]	19.90	398	230	230	Credit rating model development	Korea
Jaeyang Industry Co., Ltd.[7]	20.86	—	(522)	—	Manufacture of luggage and other protective cases	Korea
Jungdo Co., Ltd.[7]	25.53	—	1,664	—	Office, commercial and institutional building construction	Korea
Jinseung Tech Co., Ltd.[7]	30.04	—	(173)	—	Manufacture of other general-purpose machinery n.e.c.	Korea
Terra Co., Ltd.[7]	24.06	—	36	20	Manufacture of hand-operated kitchen appliances and metal ware	Korea
Paycoms Co., Ltd.	24.06	800	800	800	System software publishing	Korea
Food Factory Co., Ltd.	30.00	1,000	1,000	1,000	Farm product distribution industry	Korea
Korea NM Tech Co., Ltd.[7]	22.41	—	580	—	Manufacture of motor vehicles, trailers and semitrailers	Korea
KB IGen Private Equity Fund No.1[2,11]	0.03	3	3	3	Investment finance	Korea
KB No.8 Special Purpose Acquisition Company2 3	0.10	10	20	20	SPAC	Korea
KB No.9 Special Purpose Acquisition Company[2,4]	0.11	24	31	31	SPAC	Korea
KB No.10 Special Purpose Acquisition Company[2,5]	0.19	10	20	20	SPAC	Korea
KB No.11 Special Purpose Acquisition Company[2,6]	0.31	10	19	19	SPAC	Korea

	2017
	Ownership (%)	Acquisition cost		Share of net asset amount		Carrying amount		Industry	Location
	(In millions of Korean won)
KB Private Equity Fund III[2]	15.68		8,000		7,899		7,899	Investment finance	Korea
Korea Credit Bureau Co., Ltd.[2]	9.00		4,500		5,056		5,056	Credit information	Korea
KoFC KBIC Frontier Champ 2010-5(PEF)	50.00		6,485		7,506		7,120	Investment finance	Korea
KoFC POSCO HANHWA KB shared growth Private Equity Fund No.2	25.00		12,970		17,213		17,213	Investment finance	Korea
Keystone-Hyundai Securities No. 1 Private Equity Fund[2]	5.64		1,842		1,761		1,761	Investment finance	Korea
POSCO-KB Shipbuilding Fund	31.25		2,500		2,345		2,345	Investment finance	Korea
Hyundai-Tongyang Agrifood Private Equity Fund	25.47		82		543		543	Investment finance	Korea

Total		￦	319,573	￦	329,875	￦	335,070

[1]	The market value of KB Insurance Co., Ltd., reflecting the quoted market price, as of December 31, 2016, amounts to ￦522,288 million.
[2]	As of December 31, 2016 and 2017, the Group is represented in the governing bodies of its associates. Therefore, the Group has a significant influence over the decision-making process relating to their financial and business policies.
[3]	The market value of KB No.8 Special Purpose Acquisition Company, reflecting the quoted market price as of December 31, 2016, and 2017 amounts to ￦20 million and ￦20 million.
[4]	The market value of KB No.9 Special Purpose Acquisition Company, reflecting the quoted market price as of December 31, 2016 and 2017, amounts to ￦31 million and ￦31 million, respectively.
[5]	The market value of KB No.10 Special Purpose Acquisition Company, reflecting the quoted market price as of December 31, 2016 and 2017, amounts to ￦20 million and ￦20 million, respectively.
[6]	The market value of KB No.11 Special Purpose Acquisition Company, reflecting the quoted market price as of December 31, 2017, amounts to ￦20 million.
[7]	The investment in associates was reclassified from available-for-sale financial assets due to termination of rehabilitation procedures.
[8]	Although the Group holds a majority of the investee’s voting rights, other limited partners have a right to replace general partners. Therefore, the Group has been classified the entity as investment in associates.
[9]	Carrying amount of the investment has been recognized as a loss from the date Hyundai Securities Co., Ltd. was included in the consolidation scope.
[10]	Market values of ordinary shares of JSC Bank CenterCredit, reflecting the published market price, as of December 31, 2016, are ￦29,358 million. The Group determined that ordinary shares and convertible preference shares issued by JSC Bank CenterCredit are the same in economic substance except for the voting rights, and therefore, the equity method accounting is applied on the basis of single ownership ratio of 41.93%, which is calculated based on ordinary and convertible preference shares held by the Group against the total outstanding ordinary and convertible preference shares issued by JSC Bank CenterCredit. On April 18, 2017, the Group transferred the entire shares of JSC Bank CenterCredit held by the Group.
[11]	KB-Glenwood Private Equity Fund changed the name to KB IGen Private Equity Fund No. 1.
[12]	In order to take control over the related operations, the agreement from two operative members are required. As such, the group cannot control the investee alone, and the equity method is applied.

Summarized financial information on major associates, adjustments to carrying amount of investment in associates and joint ventures and dividends received from the associates and joint ventures are as follows:

	2016[1]
	Total assets		Total liabilities		Share capital		Equity		Share of net asset amount		Unrealized gains (losses)		Consolidated carrying amount
	(In millions of Korean won)
Associates
KB Insurance Co., Ltd.
(initial acquisition 22.59%)	￦	30,949,859	￦	27,357,084	￦	33,250	￦	3,592,775	￦	810,704	￦	(1,126)	￦	1,392,194
(additional acquisition 10.70%)		31,071,846		27,386,605		33,250		3,685,241		393,678
(additional acquisition 6.52%)[3]		30,038,426		27,136,518		33,250		2,901,908		188,938
Balhae Infrastructure Fund		1,059,008		2,288		1,061,216		1,056,720		133,200		—		133,200
Korea Credit Bureau Co., Ltd.		71,245		17,322		10,000		53,923		4,853		—		4,853
JSC Bank CenterCredit		4,510,673		4,578,854		546,794		(68,181)		(32,191)		32,191		—
KoFC KBIC Frontier Champ 2010-5(PEF)		50,213		2		47,970		50,211		25,105		(386)		24,719
KB GwS Private Securities Investment Trust		498,606		741		425,814		497,865		133,150		(3,472)		129,678
Incheon Bridge Co., Ltd.		660,858		656,000		164,621		4,858		728		—		728
KoFC POSCO HANHWA KB shared growth Private Equity Fund No. 2		100,252		1,094		90,800		99,158		24,789		—		24,789
Aju Good Technology Venture Fund		5,249		181		5,200		5,068		1,949		49		1,998
KB Star office Private real estate Investment Trust No.1		216,988		120,943		95,000		96,045		20,220		(413)		19,807
KBIC Private Equity Fund No. 3		119,885		76		102,500		119,809		2,396		—		2,396
RAND Bio Science Co., Ltd.		2,720		5		83		2,715		2,000		—		2,000
isMedia Co., Ltd.[2]		41,192		20,925		2,520		20,267		3,978		—		3,978
KB No.8 Special Purpose Acquisition Company		22,743		2,265		1,031		20,478		19		—		19
KB No.9 Special Purpose Acquisition Company		29,677		2,503		1,382		27,174		31		—		31
KB No.10 Special Purpose Acquisition Company		11,795		1,628		521		10,167		20		—		20
KB No.11 Special Purpose Acquisition Company		991		714		21		277		13		—		13
KB-Glenwood Private Equity Fund		30,558		3,204		31,100		27,354		10		—		10
IMM Investment 5th PRIVATE EQUITY FUND		10,114		1		10,114		10,113		9,999		—		9,999
Hyundai-Tongyang Agrifood Private Equity Fund		15,910		375		15,360		15,535		3,957		—		3,957
Keystone-Hyundai Securities No. 1 Private Equity Fund		112,865		73,429		34,114		39,436		1,850		—		1,850
KB Private Equity Fund III[2]		51,000		—		51,000		51,000		8,000		—		8,000
Inno Lending Co., Ltd.		1,903		1		2,000		1,902		378		—		378
SY Auto Capital Co., Ltd.		65,292		38,981		20,000		26,311		26,311		(20,618)		5,693

	2016[1]
	Operating income		Profit (loss)		Other comprehensive income		Total comprehensive income		Dividends
	(In millions of Korean won)
Associates
KB Insurance Co., Ltd.
(initial acquisition 22.59%)	￦	11,229,942	￦	253,362	￦	(19,150)	￦	234,212	￦	7,989
(additional acquisition 10.70%)		11,247,685		274,678		(39,203)		235,475
Balhae Infrastructure Fund		55,541		46,428		—		46,428		5,654
Korea Credit Bureau Co., Ltd.		59,868		3,517		—		3,517		135
JSC Bank CenterCredit		157,996		(13,912)		(15,374)		(29,286)		1
KoFC KBIC Frontier Champ 2010-5(PEF)		3,045		2,001		2,390		4,391		—
KB GwS Private Securities Investment Trust		36,502		35,513		—		35,513		7,355
Incheon Bridge Co., Ltd.		98,341		17,449		—		17,449		—
KoFC POSCO HANHWA KB shared growth Private Equity Fund No. 2		22,411		15,002		872		15,874		—
KB Star office Private real estate Investment Trust No.1		16,314		7,460		—		7,460		1,679
KBIC Private Equity Fund No. 3		2,641		2,361		—		2,361		—
RAND Bio Science Co., Ltd.		—		(112)		—		(112)		—
KB No.8 Special Purpose Acquisition Company		—		317		276		593		—
KB No.9 Special Purpose Acquisition Company		—		129		25,392		25,521		—
KB No.10 Special Purpose Acquisition Company		—		(22)		—		(22)		—
KB No.11 Special Purpose Acquisition Company		—		(12)		—		(12)		—
KB-Glenwood Private Equity Fund		—		(542)		—		(542)		—
IMM Investment 5th PRIVATE EQUITY FUND		—		(1)		—		(1)		—
Hyundai-Tongyang Agrifood Private Equity Fund		519		(5,258)		—		(5,258)		—
Keystone-Hyundai Securities No. 1 Private Equity Fund		197		(626)		—		(626)		—
Inno Lending Co., Ltd.		—		(98)		—		(98)		—
SY Auto Capital Co., Ltd.		20,340		6,962		—		6,962		—
Aju Good Technology Venture Fund		50		(128)		—		(128)		—

[1]	The amounts included in the financial statements of the associates are adjusted to reflect adjustments made by the entity; such as fair value adjustments made at the time of acquisition and adjustments for differences in accounting policies.
[2]	Details of profit or loss are not disclosed as the entity is classified as an associate during the fourth quarter.
[3]	Details of profit or loss are not disclosed as the 3rd share acquisition of KB Insurance Co., Ltd. occurred on December 29, 2016.

	2017[1]
	Total assets		Total liabilities		Share capital		Equity		Share of net asset amount		Unrealized gains (losses)		Consolidated carrying amount
	(In millions of Korean won)
Associates and Joint ventures
KB Pre IPO Secondary Venture Fund 1st	￦	10,908	￦	30	￦	11,000	￦	10,878	￦	1,601	￦	—	￦	1,601
KB GwS Private Securities Investment Trust		505,115		741		425,814		504,374		134,891		(3,471)		131,420
KB-KDBC New Technology Business Investment Fund		7,503		45		7,500		7,458		4,972		—		4,972
KB Star office Private real estate Investment Trust No.1		216,041		120,462		95,000		95,579		20,122		(413)		19,709
Sun Surgery Center Inc		9,579		—		43		9,579		2,682		—		2,682
RAND Bio Science Co., Ltd.		1,876		7		71		1,869		2,000		—		2,000
Balhae Infrastructure Company		836,309		1,800		807,567		834,509		105,190		—		105,190
Bungaejangter Inc.		5,592		3,450		43		2,142		3,484		—		3,484
Aju Good Technology Venture Fund		20,676		250		21,400		20,426		7,856		374		8,230
Acts Co., Ltd.		6,741		6,894		117		(153)		500		—		500
SY Auto Capital Co., Ltd.		79,845		51,071		20,000		28,774		14,099		(6,029)		8,070
Incheon Bridge Co., Ltd.		646,811		754,900		61,096		(108,089)		(16,202)		16,202		—
Big Dipper Co., Ltd.		1,138		30		1,500		1,108		325		115		440
Builton Co., Ltd.		1,418		808		321		610		800		—		800
A-PRO Co., Ltd.		8,692		5,681		43		3,011		1,500		—		1,500
Inno Lending Co., Ltd.		1,184		28		2,000		1,156		230		—		230
Paycoms Co., Ltd.		1,898		1,374		810		524		800		—		800
Food Factory Co., Ltd.		3,501		3,552		—		(51)		1,000		—		1,000
KB IGen Private Equity Fund No. 1		7,666		9		11,230		7,657		3		—		3
KB No.8 Special Purpose Acquisition Company		22,920		2,369		1,031		20,551		20		—		20
KB No.9 Special Purpose Acquisition Company		29,963		2,566		1,382		27,397		31		—		31
KB No.10 Special Purpose Acquisition Company		11,858		1,675		521		10,183		20		—		20
KB No.11 Special Purpose Acquisition Company		6,730		717		321		6,013		19		—		19
KB Private Equity Fund III		50,357		—		51,000		50,357		7,899		—		7,899
Korea Credit Bureau Co., Ltd.		75,504		19,323		10,000		56,181		5,056		—		5,056
KoFC KBIC Frontier Champ 2010-5(PEF)		15,017		3		12,970		15,014		7,506		(386)		7,120
KoFC POSCO HANHWA KB shared growth Private Equity Fund No. 2		70,166		1,315		51,880		68,851		17,213		—		17,213
Keystone-Hyundai Securities No. 1 Private Equity Fund		170,155		133,034		34,114		37,121		1,761		—		1,761
POSCO-KB Shipbuilding Fund		7,752		247		8,000		7,505		2,345		—		2,345
Hyundai-Tongyang Agrifood Private Equity Fund		2,466		339		320		2,127		543		—		543

	2017[1]
	Operating income		Profit (loss)		Other comprehensive income		Total comprehensive income		Dividends
	(In millions of Korean won)
Associates and Joint ventures
KB Pre IPO Secondary Venture Fund 1st	￦	394	￦	(60)	￦	(62)	￦	(122)	￦	—
KB GwS Private Securities Investment Trust		35,002		34,004		—		34,004		7,350
KB-KDBC New Technology Business Investment Fund		3		(42)		—		(42)		—
KB Star office Private real estate Investment Trust No.1		13,071		5,684		—		5,684		1,295
Sun Surgery Center Inc.		—		—		—		—		—
RAND Bio Science Co., Ltd.		—		(607)		—		(607)		—
Balhae Infrastructure Company		113,441		104,942		—		104,942		12,842
Bungaejangter Inc.		406		48		—		48		—
Aju Good Technology Venture Fund		660		(841)		—		(841)		—
Acts Co., Ltd.		3,537		(578)		—		(578)		—
SY Auto Capital Co., Ltd.		15,783		2,490		(27)		2,463		—
Incheon Bridge Co., Ltd.		90,691		(8,719)		—		(8,719)		—
Big Dipper Co., Ltd.		140		(392)		—		(392)		—
Builton Co., Ltd.		1,433		58		—		58		—
A-PRO Co., Ltd.		12,226		661		—		661		—
Inno Lending Co., Ltd.		(751)		(749)		—		(749)		—
Paycoms Co., Ltd.		303		(170)		—		(170)		—
Food Factory Co., Ltd.		3,324		(1,036)		—		(1,036)		—
KB IGen Private Equity Fund No. 1		—		172		—		172		—
KB No.8 Special Purpose Acquisition Company		—		73		—		73		—
KB No.9 Special Purpose Acquisition Company		—		223		—		223		—
KB No.10 Special Purpose Acquisition Company		—		29		—		29		—
KB No.11 Special Purpose Acquisition Company		—		(262)		—		(262)		—
KB Private Equity Fund III		—		(545)		—		(545)		—
Korea Credit Bureau Co., Ltd.		68,750		3,580		—		3,580		149
KoFC KBIC Frontier Champ 2010-5(PEF)		2,728		(294)		142		(152)		—
KoFC POSCO HANHWA KB shared growth Private Equity Fund No. 2		21,916		8,624		129		8,753		—
Keystone-Hyundai Securities No. 1 Private Equity Fund		5,391		(1,507)		—		(1,507)		—
POSCO-KB Shipbuilding Fund		23		(495)		—		(495)		—
Hyundai-Tongyang Agrifood Private Equity Fund		4,159		3,231		—		3,231		407

[1]	The amounts included in the financial statements of the associates and joint ventures are adjusted to reflect adjustments made by the entity; such as, fair value adjustments made at the time of acquisition and adjustments for differences in accounting policies.

Changes in investments in associates and joint ventures for the years ended December 31, 2016 and 2017, are as follows:

	2016
	Beginning		Acquisition and others		Disposal and others		Dividends		Gains (losses) on equity- method accounting		Other- comprehensive income		Others		Ending
	(In millions of Korean won)
Associates
KB Insurance Co., Ltd.[1]	￦	1,077,014	￦	170,625	￦	—	￦	(7,989)	￦	160,954	￦	(8,410)	￦	—	￦	1,392,194
Hyundai Securities Co., Ltd.[6]		—		1,349,150		(1,459,604)		—		112,931		(2,477)		—		—
Balhae Infrastructure Fund		128,275		4,727		—		(5,654)		5,852		—		—		133,200
Korea Credit Bureau Co., Ltd.		4,580		—		—		(135)		408		—		—		4,853
UAMCO., Ltd.		129,707		—		(101,740)		(26,961)		(1,006)		—		—		—
JSC Bank CenterCredit		—		—		—		(1)		1		—		—		—
KoFC KBIC Frontier Champ 2010-5(PEF)		25,508		—		(2,900)		—		916		1,195		—		24,719
United PF 1st Recovery Private Equity Fund		183,117		—		(190,863)		—		7,746		—		—		—
KB GwS Private Securities Investment Trust		127,539		—		—		(7,355)		9,494		—		—		129,678
KoFC POSCO HANHWA KB shared growth Private Equity Fund No. 2		28,470		3,751		(12,000)		—		4,578		(10)		—		24,789
Incheon Bridge Co., Ltd.		—		—		—		—		728		—		—		728
Terra Co., Ltd.		21		—		—		—		7		—		—		28
MJT&I Co., Ltd.		149		—		—		—		83		—		—		232
Jungdong Steel Co., Ltd.		33		—		—		—		(33)		—		—		—
Shinhwa Underwear Co., Ltd.		56		—		—		—		47		—		—		103
Aju Good Technology Venture Fund		—		2,000		(2)		—		—		—		—		1,998
KB Star office Private real estate Investment Trust No.1		19,915		—		—		(1,679)		1,571		—		—		19,807
KBIC Private Equity Fund No. 3		2,348		—		—		—		48		—		—		2,396
Sawnics Co., Ltd.		1,397		—		(1,223)		—		(174)		—		—		—
RAND Bio Science Co., Ltd.		—		2,000		—		—		—		—		—		2,000
isMedia Co. Ltd		—		3,978		—		—		—		—		—		3,978
KB No.5 Special Purpose Acquisition Company		20		—		(20)		—		—		—		—		—
KB No.6 Special Purpose Acquisition Company		78		—		(78)		—		—		—		—		—
KB No.7 Special Purpose Acquisition Company		88		—		(88)		—		—		—		—		—
KB No.8 Special Purpose Acquisition Company		19		—		—		—		—		—		—		19
KB No.9 Special Purpose Acquisition Company[2]		15		4,082		(4,074)		—		—		—		8		31
KB No.10 Special Purpose Acquisition Company[3]		—		10		—		—		—		—		10		20
KB No.11 Special Purpose Acquisition Company		—		10		—		—		(1)		4		—		13
KB-Glenwood Private Equity Fund		10		—		—		—		—		—		—		10
IMM Investment 5th PRIVATE EQUITY FUND		—		10,000		—		—		(1)		—		—		9,999
KB Private Equity Fund III		—		8,000		—		—		—		—		—		8,000
Hyundai-Tongyang Agrifood Private Equity Fund[5]		—		—		—		—		(688)		—		4,645		3,957
Keystone-Hyundai Securities No. 1 Private Equity Fund[4]		—		—		—		—		(3)		11		1,842		1,850
Inno Lending Co., Ltd.		—		398		—		—		(20)		—		—		378
SY Auto Capital Co., Ltd.		9,481		—		—		—		(3,788)		—		—		5,693

Total	￦	1,737,840	￦	1,558,731	￦	(1,772,592)	￦	(49,774)	￦	299,650	￦	(9,687)	￦	6,505	￦	1,770,673

[1]	Among the gain on valuation of equity method investments, ￦75,097 million includes the gains on bargain purchase

[2]	Other gain of KB No.9 Special Purpose Acquisition Company amounting to ￦8 million represents the changes in interests due to unequal share capital increase in the associate.
[3]	Other gain of KB No.10 Special Purpose Acquisition Company amounting to ￦10 million represents the changes in interests due to unequal share capital increase in the associate.
[4]	Other gain of Keystone-Hyundai Securities No. 1 Private Equity Fund amounting ￦1,842 million represents the Hyundai Securities Co., Ltd.’s inclusion of the consolidation scope.
[5]	Other gain of Hyundai-Tongyang Agrifood Private Equity Fund amounting ￦4,645 million represents the Hyundai Securities Co., Ltd.’s inclusion of the consolidation scope.
[6]	Hyundai Securities Co., Ltd. is included as a subsidiary in fourth quarter, 2016.
[7]	Loss on disposal of investments in associates for the year ended December 31, 2016, amounts to ￦18,812 million.

	2017
	Beginning		Acquisition and others		Disposal and others		Dividends		Gains (losses) on equity- method accounting		Other- comprehen- sive income		Others		Ending
	(In millions of Korean won)
Associates and Joint ventures
KB Pre IPO Secondary Venture Fund 1st	￦	—	￦	1,671	￦	—	￦	—	￦	(60)	￦	(10)	￦	—	￦	1,601
KB GwS Private Securities Investment Trust		129,678		—		—		(7,350)		9,092		—		—		131,420
KB-KDBC New Technology Business Investment Fund		—		5,000		—		—		(28)		—		—		4,972
KB Star office Private real estate Investment Trust No.1		19,807		—		—		(1,295)		1,197		—		—		19,709
Sun Surgery Center Inc.		—		2,682		—		—		—		—		—		2,682
Kyobo 7 Special Purpose Acquisition Co., Ltd.		—		10		(10)		—		—		—		—		—
RAND Bio Science Co., Ltd.		2,000		—		—		—		—		—		—		2,000
Balhae Infrastructure Company		133,200		806		(29,202)		(12,842)		13,228		—		—		105,190
Bungaejanter Inc.		—		3,484		—		—		—		—		—		3,484
IMM Investment 5th PRIVATE EQUITY FUND		9,999		25,200		(35,185)		—		(14)		—		—		—
Aju Good Technology Venture Fund		1,998		6,232		—		—		—		—		—		8,230
Acts Co., Ltd.		—		500		—		—		—		—		—		500
SY Auto Capital Co., Ltd.		5,693		—		—		—		2,390		(13)		—		8,070
isMedia Co. Ltd		3,978		—		(5,409)		—		1,431		—		—		—
Incheon Bridge Co., Ltd.		728		—		(728)		—		—		—		—		—
KB Insurance Co., Ltd.[1]		1,392,194		—		(1,417,397)		(15,884)		38,873		2,214		—		—
Kendae Co., Ltd.		—		—		—		—		127		—		—		127
Big Dipper Co., Ltd.		—		440		—		—		—		—		—		440
Builton Co., Ltd.		—		800		—		—		—		—		—		800
Shinhwa Underwear Co., Ltd.		103		—		—		—		35		—		—		138
A-PRO Co., Ltd.		—		1,500		—		—		—		—		—		1,500
MJT&I Co., Ltd.		232		—		—		—		(105)		—		—		127
Inno Lending Co., Ltd.		378		—		—		—		(148)		—		—		230
Korbi Co., Ltd.		—		750		(750)		—		—		—		—		—
Terra Co., Ltd.		28		—		—		—		(8)		—		—		20
Paycoms Co., Ltd.		—		800		—		—		—		—		—		800
Food Factory Co., Ltd.		—		1,000		—		—		—		—		—		1,000
KBIC Private Equity Fund No. 3		2,396		—		(2,763)		—		367		—		—		—
KB IGen Private Equity Fund No. 1		10		—		(7)		—		—		—		—		3
KB No.8 Special Purpose Acquisition Company		19		—		—		—		1		—		—		20
KB No.9 Special Purpose Acquisition Company		31		—		—		—		—		—		—		31
KB No.10 Special Purpose Acquisition Company		20		—		—		—		—		—		—		20
KB No.11 Special Purpose Acquisition Company[2]		13		—		—		—		(2)		(3)		11		19
KB Private Equity Fund III		8,000		—		—		—		(101)		—		—		7,899
Korea Credit Bureau Co., Ltd.		4,853		—		—		(149)		352		—		—		5,056
KoFC KBIC Frontier Champ 2010-5(PEF)		24,719		—		(17,500)		—		(170)		71		—		7,120
KoFC POSCO HANHWA KB shared growth Private Equity Fund No. 2		24,789		—		(9,730)		—		2,121		33		—		17,213
Keystone-Hyundai Securities No. 1 Private Equity Fund		1,850		—		—		—		(85)		(4)		—		1,761
POSCO-KB Shipbuilding Fund		—		2,500		—		—		(155)		—		—		2,345
Hyundai-Tongyang Agrifood Private Equity Fund		3,957		—		(3,830)		(407)		823		—		—		543

Total	￦	1,770,673	￦	53,375	￦	(1,522,511)	￦	(37,927)	￦	69,161	￦	2,288	￦	11	￦	335,070

[1]	KB Insurance Co., Ltd. is included as a subsidiary in the second quarter of 2017.
[2]	Other gain of KB No.11 Special Purpose Acquisition Company amounting to ￦11 million represents the changes in interests due to unequal share capital increase in the associate.
[3]	Gain on disposal of investments in associates and joint ventures for year ended December 31, 2017, amounts to ￦15,113 million.

Accumulated unrecognized share of losses in investments in associates and joint ventures due to discontinuation of applying the equity method for the years ended December 31, 2016 and 2017, are as follows:

	2016				2017
	Unrecognized loss		Accumulated unrecognized loss		Unrecognized loss		Accumulated unrecognized loss
	(In millions of Korean won)
Doosung Metal Co., Ltd	￦	5	￦	54	￦	(31)	￦	23
Incheon Bridge Co., Ltd.		(1,879)		—		16,202		16,202
Jungdong Steel Co., Ltd.		476		476		13		489
Dpaps Co., Ltd.		188		188		(4)		184
Shinla Construction Co., Ltd.		27		175		7		183
Ejade Co., Ltd.		1,112		1,112		(1,118)		—
JSC Bank CenterCredit		5,308		108,761		(108,761)		—
Myeongwon Tech Co., Ltd		(43)		—		—		—

14. Property and Equipment, and Investment Properties

Details of property and equipment as of December 31, 2016 and 2017, are as follows:

	2016
	Acquisition cost		Accumulated depreciation		Accumulated impairment losses		Carrying amount
	(In millions of Korean won)
Land	￦	2,325,568	￦	—	￦	(1,018)	￦	2,324,550
Buildings		1,469,894		(482,319)		(5,859)		981,716
Leasehold improvements		711,316		(637,588)		—		73,728
Equipment and vehicles		1,591,143		(1,353,935)		(6,938)		230,270
Construction in progress		4,205		—		—		4,205
Financial lease assets		34,111		(21,312)		—		12,799

Total	￦	6,136,237	￦	(2,495,154)	￦	(13,815)	￦	3,627,268

	2017
	Acquisition cost		Accumulated depreciation		Accumulated impairment losses		Carrying amount
	(In millions of Korean won)
Land	￦	2,475,372	￦	—	￦	(1,018)	￦	2,474,354
Buildings		2,061,717		(684,705)		(5,859)		1,371,153
Leasehold improvements		783,446		(693,717)		—		89,729
Equipment and vehicles		1,699,563		(1,456,358)		—		243,205
Construction in progress		14,808		—		—		14,808
Financial lease assets		34,789		(26,341)		—		8,448

Total	￦	7,069,695	￦	(2,861,121)	￦	(6,877)	￦	4,201,697

The changes in property and equipment for the years ended December 31, 2016 and 2017, are as follows:

	2016
	Beginning		Acquisition		Transfers[1]		Disposal		Depreciation[2]		Business combination		Others		Ending
	(In millions of Korean won)
Land	￦	2,080,686	￦	98,566	￦	71,086	￦	(127)	￦	—	￦	74,319	￦	20	￦	2,324,550
Buildings		936,813		4,008		34,811		(545)		(33,385)		39,950		64		981,716
Leasehold improvement		54,844		7,843		48,504		(1,033)		(50,200)		3,431		10,339		73,728
Equipment and vehicles		194,492		141,546		—		(1,553)		(131,926)		21,196		6,515		230,270
Construction in-progress		635		144,589		(141,020)		—		—		—		1		4,205
Financial lease assets		19,913		605		—		—		(7,719)		—		—		12,799

Total	￦	3,287,383	￦	397,157	￦	13,381	￦	(3,258)	￦	(223,230)	￦	138,896	￦	16,939	￦	3,627,268

	2017
	Beginning		Acquisition		Transfers[1]		Disposal		Depreciation[2]		Business combination		Others		Ending
	(In millions of Korean won)
Land	￦	2,324,550	￦	35,242	￦	(89,338)	￦	(11,203)	￦	—	￦	215,274	￦	(171)	￦	2,474,354
Buildings		981,716		14,611		31,608		(12,314)		(48,280)		403,816		(4)		1,371,153
Leasehold improvement		73,728		10,973		57,663		(858)		(66,279)		497		14,005		89,729
Equipment and vehicles		230,270		124,702		(16,695)		(452)		(138,317)		42,703		994		243,205
Construction in-progress		4,205		112,840		(102,352)		—		—		127		(12)		14,808
Financial lease assets		12,799		679		—		—		(5,030)		—		—		8,448

Total	￦	3,627,268	￦	299,047	￦	(119,114)	￦	(24,827)	￦	(257,906)	￦	662,417	￦	14,812	￦	4,201,697

[1]	Including transfers with investment property and assets held for sale.
[2]	Including depreciation cost and others ￦212 million and ￦157 million recorded in other operating expenses in the statements of comprehensive income for the years ended December 31, 2016 and 2017, respectively.

The changes in accumulated impairment losses of property and equipment for the years ended December 31, 2016 and 2017, are as follows:

2016
Beginning		Impairment		Reversal		Business combination	Others		Ending
(In millions of Korean won)
￦	(6,877)	￦	—	￦	3,383	￦ (10,321)	￦	—	￦ (13,815)

2017
Beginning		Impairment		Reversal		Business combination		Disposal and others		Ending
(In millions of Korean won)
￦	(13,815)	￦	—	￦	—	￦	—	￦	6,938	￦ (6,877)

Details of investment property as of December 31, 2016 and 2017, are as follows:

	2016
	Acquisition cost		Accumulated depreciation		Accumulated impairment losses		Carrying amount
	(In millions of Korean won)
Land	￦	203,795	￦	—	￦	(1,404)	￦	202,391
Buildings		616,085		(63,465)		—		552,620

Total	￦	819,880	￦	(63,465)	￦	(1,404)	￦	755,011

	2017
	Acquisition cost		Accumulated depreciation		Accumulated impairment losses		Carrying amount
	(In millions of Korean won)
Land	￦	252,234	￦	—	￦	(738)	￦	251,496
Buildings		719,920		(122,935)		—		596,985

Total	￦	972,154	￦	(122,935)	￦	(738)	￦	848,481

The valuation technique and input variables that are used to measure the fair value of investment property as of December 31, 2017, are as follows:

2017
	Fair value		Valuation technique	Inputs
(In millions of Korean won)
Land and buildings	￦	35,886	Cost Approach Method	- Price per square meter - Replacement cost

		178,083	Market comparison method	- Price per square meter

		679,614	Income approach	- Discount rate - Capitalization rate - Vacancy rate

As of December 31, 2016 and 2017, fair values of the investment properties amount to ￦786,506 million and ￦893,583 million, respectively. The investment properties were measured by qualified independent appraisers with experience in valuing similar properties in the same area. In addition, per the fair value hierarchy on Note 6.1, the fair value hierarchy of all investment properties has been categorized and classified as Level 3.

Rental income from the above investment properties for the years ended December 31, 2016 and 2017, amounts to ￦12,884 million and ￦59,259 million, respectively.

The changes in investment property for the years ended December 31, 2016 and 2017, are as follows:

	2016
	Beginning		Acquisition		Transfers		Depreciation		Business combination		Others		Ending
	(In millions of Korean won)
Land	￦	124,553	￦	—	￦	(17,184)	￦	—	￦	92,826	￦	2,196	￦	202,391
Buildings		87,262		1,254		(8,108)		(2,531)		441,905		32,838		552,620

Total	￦	211,815	￦	1,254	￦	(25,292)	￦	(2,531)	￦	534,731	￦	35,034	￦	755,011

	2017
	Beginning		Acquisition		Transfers		Disposal		Depreciation		Business combination		Others		Ending
	(In millions of Korean won)
Land	￦	202,391	￦	—	￦	(39,533)	￦	(330)	￦	—	￦	91,618	￦	(2,650)	￦	251,496
Buildings		552,620		262		(33,737)		(1,263)		(20,096)		141,106		(41,907)		596,985

Total	￦	755,011	￦	262	￦	(73,270)	￦	(1,593)	￦	(20,096)	￦	232,724	￦	(44,557)	￦	848,481

15. Intangible Assets

Details of intangible assets as of December 31, 2016 and 2017, are as follows:

	2016
	Acquisition cost		Accumulated amortization		Accumulated impairment losses		Carrying Amount
	(In millions of Korean won)
Goodwill	￦	331,707	￦	—	￦	(69,315)	￦	262,392
Other intangible assets		1,312,732		(877,881)		(44,927)		389,924

Total	￦	1,644,439	￦	(877,881)	￦	(114,242)	￦	652,316

	2017
	Acquisition cost		Accumulated amortization		Accumulated impairment losses		Others		Carrying Amount
	(In millions of Korean won)
Goodwill	￦	344,799	￦	—	￦	(70,517)	￦	(832)	￦	273,450
Other intangible assets		4,012,563		(1,299,879)		(43,074)		—		2,669,610

Total	￦	4,357,362	￦	(1,299,879)	￦	(113,591)	￦	(832)	￦	2,943,060

Details of goodwill as of December 31, 2016 and 2017, are as follows:

	2016				2017
	Acquisition cost		Carrying amount		Acquisition cost		Carrying amount
	(In millions of Korean won)
Housing & Commercial Bank	￦	65,288	￦	65,288	￦	65,288	￦	65,288
KB Cambodia Bank		1,202		1,202		1,202		—
KB Securities Co., Ltd.[1]		70,265		58,889		70,265		58,889
KB Capital Co., Ltd.		79,609		79,609		79,609		79,609
KB Savings Bank Co., Ltd.		115,343		57,404		115,343		57,404
KB Securities Vietnam joint stock company[2]		—		—		13,092		12,260

Total	￦	331,707	￦	262,392	￦	344,799	￦	273,450

[1]	The amount occurred from formerly known as KB Investment & Securities Co., Ltd.
[2]	MARITIME SECURITIES INCORPORATION changed the name to KB Securities Vietnam joint stock company.

The changes in accumulated impairment losses of goodwill for the years ended December 31, 2016 and 2017, are as follows:

2016
Beginning		Impairment		Others		Ending
(In millions of Korean won)
￦	(69,315)	￦	—	￦	—	￦ (69,315)

2017
Beginning		Impairment	Others		Ending
(In millions of Korean won)
￦	(69,315)	￦ (1,202)	￦	—	￦ (70,517)

The details of allocating goodwill to cash-generating units and related information for impairment testing as of December 31, 2017, are as follows:

	Housing & Commercial Bank				KB Cambodia Bank		KB Securities Co., Ltd.[1]		KB Capital Co., Ltd.		KB Savings Bank Co., Ltd. and Yehansoul Savings Bank Co., Ltd.		Total
	Retail Banking		Corporate Banking
	(In millions of Korean won)
Carrying amounts	￦	49,315	￦	15,973	￦	—	￦	58,889	￦	79,609	￦	57,404	￦	261,190
Recoverable amount exceeded carrying amount		8,957,260		3,448,191		—		145,177		623,381		51,402		13,225,411
Discount rate (%)		20.47		20.81		27.57		25.71		13.00		14.91
Permanent growth rate (%)		1.00		1.00		1.00		1.00		1.00		1.00

[1]	The amount occurred from formerly known as KB Investment & Securities Co., Ltd.
[2]	Goodwill occurred from a business combination during 2017 has not been tested for impairment.

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

The recoverable amount of a cash-generating unit is measured at the higher of its fair value less costs to sell and its value in use. The fair value less costs to sell is the amount obtainable from the sale in an arm’s length transaction between knowledgeable, willing parties, less the costs of disposal. If it is difficult to measure the amount obtainable from the sale, the Group measures the fair value less costs to sell by reflecting the characteristics of the measured cash-generating unit. If it is not possible to obtain reliable information to measure the fair value less costs to sell, the Group uses the asset’s value in use as its recoverable amount. Value in use is the present value of the future cash flows expected to be derived from an asset or cash-generating unit The projections of the future cash flows are based on the most recent financial budget approved by management and generally cover a period of five years. The future cash flows after projection period are estimated on the assumption that the future cash flows will increase by 1.0% for all other cash-generating units. The key assumptions used for the estimation of the future cash flows are the market size and the Group’s market share. The discount rate is a pre-tax rate that reflects assumptions regarding risk-free interest rate, market risk premium and the risks specific to the asset for which the future cash flow estimates have not been adjusted.

Details of intangible assets, excluding goodwill, as of December 31, 2016 and 2017, are as follows:

	2016
	Acquisition cost		Accumulated amortization		Accumulated impairment losses		Carrying amount
	(In millions of Korean won)
Industrial property rights	￦	4,617	￦	(1,612)	￦	—	￦	3,005
Software		887,098		(749,997)		—		137,101
Other intangible assets		378,608		(111,814)		(44,927)		221,867
Finance leases assets		42,409		(14,458)		—		27,951

Total	￦	1,312,732	￦	(877,881)	￦	(44,927)	￦	389,924

	2017
	Acquisition cost		Accumulated amortization		Accumulated impairment losses		Carrying amount
	(In millions of Korean won)
Industrial property rights	￦	9,497	￦	(2,399)	￦	—	￦	7,098
Software		1,062,699		(885,133)		—		177,566
Other intangible assets		501,874		(211,321)		(43,074)		247,479
Value of Business Acquired (VOBA)		2,395,291		(179,193)		—		2,216,098
Finance leases assets		43,202		(21,833)		—		21,369

Total	￦	4,012,563	￦	(1,299,879)	￦	(43,074)	￦	2,669,610

The changes in intangible assets, excluding goodwill, for the years ended December 31, 2016 and 2017, are as follows:

	2016
	Beginning		Acquisition		Disposal		Transfer		Amortization[1]		Business combination		Others		Ending
	(In millions of Korean won)
Industrial property rights	￦	320	￦	3,073	￦	—	￦	—	￦	(388)	￦	—	￦	—	￦	3,005
Software		75,009		91,631		—		—		(41,540)		11,998		3		137,101
Other intangible assets[2]		94,816		16,900		(7,234)		1,926		(14,701)		132,461		(2,301)		221,867
Finance leases assets		34,291		708		—		—		(7,048)		—		—		27,951

Total	￦	204,436	￦	112,312	￦	(7,234)	￦	1,926	￦	(63,677)	￦	144,459	￦	(2,298)	￦	389,924

	2017
	Beginning		Acquisition		Disposal		Transfer		Amortization[1]		Business combination		Others		Ending
	(In millions of Korean won)
Industrial property rights	￦	3,005	￦	4,772	￦	(8)	￦	—	￦	(683)	￦	—	￦	12	￦	7,098
Software		137,101		86,768		(48)		1,404		(66,655)		20,396		(1,400)		177,566
Other intangible assets[2]		221,867		20,354		(7,054)		14,401		(18,437)		18,362		(2,014)		247,479
Value of Business Acquired (VOBA)[3]		—		—		—		—		(179,193)		2,395,291		—		2,216,098
Finance leases assets		27,951		792		—		—		(7,374)		—		—		21,369

Total	￦	389,924	￦	112,686	￦	(7,110)	￦	15,805	￦	(272,342)	￦	2,434,049	￦	(3,402)	￦	2,669,610

[1]	Including ￦607 million and ￦179,809 million recorded in insurance expenses and other operating expenses and others in the statements of comprehensive income for the years ended December 31, 2016 and 2017.
[2]	Impairment loss for membership right of other intangible asset with indefinite useful life was recognized when its recoverable amount is lower than its carrying amount, and reversal of impairment loss was recognized when its recoverable amount is higher than its carrying amount.
[3]	See Note 44 for details on business combination.

The changes in accumulated impairment losses on intangible assets for the years ended December 31, 2016 and 2017, are as follows:

	2016
	Beginning	Impairment	Reversal		Disposal and others	Ending
	(In millions of Korean won)
Accumulated impairment losses on intangible assets	￦ (26,211)	￦ (2,704)	￦	482	￦ (16,494)	￦ (44,927)

	2017
	Beginning	Impairment	Reversal		Disposal and others		Ending
	(In millions of Korean won)
Accumulated impairment losses on intangible assets	￦ (44,927)	￦ (601)	￦	954	￦	1,500	￦ (43,074)

The changes in emissions rights for year ended December 31, 2016 and 2017, are as follows:

	Applicable under 2015			Applicable under 2016			Applicable under 2017			Total
	Quantity	Carrying amount		Quantity	Carrying amount		Quantity	Carrying amount		Quantity	Carrying amount
	(KAU)	(In millions of Korean won)		(KAU)	(In millions of Korean won)		(KAU)	(In millions of Korean won)		(KAU)	(In millions of Korean won)
Beginning	116,799	￦	—	112,137	￦	—	109,140	￦	—	338,076	￦	—
Borrowing	8,518		—	(8,518)		—	—		—	—		—
Surrendered to government	(121,261)		—	—		—	—		—	(121,261)		—
Cancel	(4,056)		—	(4,336)		—	(4,220)		—	(12,612)		—

Ending	—	￦	—	99,283	￦	—	104,920	￦	—	204,203	￦	—

	Applicable under 2016			Applicable under 2017			Total
	Quantity	Carrying amount		Quantity	Carrying amount		Quantity	Carrying amount
	(KAU)	(In millions of Korean won)		(KAU)	(In millions of Korean won)		(KAU)	(In millions of Korean won)
Beginning	99,283	￦	—	104,920	￦	—	204,203	￦	—
Additional Allocation	578		—	17,046		—	17,624		—
Borrowing	18,306		—	(18,306)		—	—		—
Surrendered to government	(117,484)		—	—		—	(117,484)		—
Cancel	(683)		—	(398)		—	(1,081)		—

Ending	—	￦	—	103,262	￦	—	103,262	￦	—

16. Deferred Income Tax Assets and Liabilities

Details of deferred income tax assets and liabilities as of December 31, 2016 and 2017, are as follows:

	2016
	Assets		Liabilities		Net amount
	(In millions of Korean won)
Other provisions	￦	91,201	￦	—	￦	91,201
Allowances for loan losses		7,297		—		7,297
Impairment losses on property and equipment		7,920		(359)		7,561
Interest on equity index-linked deposits		41		—		41
Share-based payments		13,709		—		13,709
Provisions for guarantees		30,569		—		30,569
Losses(gains) from valuation on derivative financial instruments		9,761		(46,765)		(37,004)
Present value discount		11,358		(6,160)		5,198
Losses(gains) from fair value hedged item		—		(14,335)		(14,335)
Accrued interest		—		(84,676)		(84,676)
Deferred loan origination fees and costs		1,247		(158,914)		(157,667)
Gains from revaluation		803		(286,119)		(285,316)
Investments in subsidiaries and others		12,014		(109,925)		(97,911)
Gains on valuation of security investment		109,071		(8,279)		100,792
Defined benefit liabilities		319,467		—		319,467
Accrued expenses		273,092		—		273,092
Retirement insurance expense		—		(283,771)		(283,771)
Adjustments to the prepaid contributions		—		(15,142)		(15,142)
Derivative-linked securities		30,102		(42,825)		(12,723)
Others		365,616		(195,856)		169,760

Sub-total		1,283,268		(1,253,126)		30,142

Offsetting of deferred income tax assets and liabilities		(1,149,644)		1,149,644		—

Total	￦	133,624	￦	(103,482)	￦	30,142

	2017
	Assets		Liabilities		Net amount
	(In millions of Korean won)
Other provisions	￦	115,518	￦	—	￦	115,518
Allowances for loan losses		1,142		—		1,142
Impairment losses on property and equipment		36,598		(407)		36,191
Interest on equity index-linked deposits		43		—		43
Share-based payments		23,238		—		23,238
Provisions for guarantees		24,341		—		24,341
Losses(gains) from valuation on derivative financial instruments		6,258		(17,479)		(11,221)
Present value discount		25,332		(4,498)		20,834
Losses(gains) from fair value hedged item		—		(15,698)		(15,698)
Accrued interest		243		(111,514)		(111,271)
Deferred loan origination fees and costs		332		(180,401)		(180,069)
Advanced depreciation provision		—		(1,703)		(1,703)
Gains from revaluation		648		(350,801)		(350,153)
Investments in subsidiaries and others		24,834		(103,268)		(78,434)
Gains on valuation of security investment		86,290		(225,158)		(138,868)
Defined benefit liabilities		436,706		—		436,706
Accrued expenses		194,399		—		194,399
Retirement insurance expense		—		(369,300)		(369,300)
Adjustments to the prepaid contributions		—		(16,236)		(16,236)
Derivative-linked securities		27,992		(5,679)		22,313
Others		321,453		(452,303)		(130,850)

Sub-total		1,325,367		(1,854,445)		(529,078)

Offsetting of deferred income tax assets and liabilities		(1,321,376)		1,321,376		—

Total	￦	3,991	￦	(533,069)	￦	(529,078)

Unrecognized deferred income tax assets

No deferred income tax assets have been recognized for the deductible temporary difference of ￦49,179 million associated with investments in subsidiaries and others as of December 31, 2017, because it is not probable that the temporary differences will be reversed in the foreseeable future.

No deferred income tax assets have been recognized for deductible temporary differences of ￦80,204 million and ￦112,030 million associated with SPE repurchase and others, respectively, as of December 31, 2017, due to the uncertainty that these will be realized in the future.

Unrecognized deferred income tax liabilities

No deferred income tax liabilities have been recognized for the taxable temporary difference of ￦28,407 million associated with investment in subsidiaries and associates as of December 31, 2017, due to the following reasons:

•	The Group is able to control the timing of the reversal of the temporary difference.

•	It is probable that the temporary difference will not be reversed in the foreseeable future.

No deferred income tax liabilities have been recognized as of December 31, 2017, for the taxable temporary difference of ￦65,288 million arising from the initial recognition of goodwill from the merger of Housing and Commercial Bank in 2001.

The changes in cumulative temporary differences for the years ended December 31, 2016 and 2017, are as follows:

	2016
	Beginning		Decrease		Increase		Ending
	(In millions of Korean won)
Deductible temporary differences
Losses(gains) from fair value hedged item	￦	11,882	￦	11,882	￦	—	￦	—
Other provisions		449,239		466,913		398,537		380,863
Allowances for loan losses		5,079		26,492		51,567		30,154
Impairment losses on property and equipment		21,476		31,914		43,164		32,726
Deferred loan origination fees and costs		23,491		24,937		6,600		5,154
Interest on equity index-linked deposits		287		287		168		168
Share-based payments		44,922		39,600		51,328		56,650
Provisions for guarantees		157,954		157,954		126,319		126,319
Gains(losses) from valuation on derivative financial instruments		118,745		180,332		101,921		40,334
Present value discount		42,288		14,693		19,366		46,961
Loss on SPE repurchase		80,204		—		—		80,204
Investments in subsidiaries and others		821,059		59,354		49,014		810,719
Gains on valuation of security investment		298,796		394,580		543,172		447,388
Defined benefit liabilities		1,153,686		75,269		241,718		1,320,135
Accrued expenses		271,463		358,583		1,215,612		1,128,492
Derivative linked securities		3,090,264		3,098,449		132,573		124,388
Others		1,220,133		557,068		739,581		1,402,646

Sub-total		7,810,968	￦	5,498,307	￦	3,720,640		6,033,301

Unrecognized deferred income tax assets:
Other provisions		67						—
Loss on SPE repurchase		80,204						80,204
Investments in subsidiaries and others		797,862						774,259
Others		170,214						119,334

Total		6,762,621						5,059,504
Tax rate (%)[1]		24.2						24.2

Total deferred income tax assets from deductible temporary differences	￦	1,636,968					￦	1,283,268

Taxable temporary differences
Losses(gains) from fair value hedged item	￦	—	￦	—	￦	(59,235)	￦	(59,235)
Accrued interest		(338,402)		(333,121)		(344,618)		(349,899)
Impairment losses on property and equipment		(1,481)		—		—		(1,481)
Deferred loan origination fees and costs		(629,161)		(649,107)		(680,891)		(660,945)
Gains(losses) from valuation on derivative financial instruments		(128,985)		(457,371)		(521,629)		(193,243)
Present value discount		(37,741)		(38,009)		(25,722)		(25,454)
Goodwill		(65,288)		—		—		(65,288)
Gains on revaluation		(1,136,143)		(61,094)		(107,261)		(1,182,310)
Investments in subsidiaries and others		(408,490)		(68,158)		(46,935)		(387,267)
Gains on valuation of security investment		(93,510)		(114,227)		(57,969)		(37,252)
Retirement insurance expense		(996,448)		(63,979)		(238,045)		(1,170,514)
Adjustments to the prepaid contributions		(90,653)		(90,653)		(62,569)		(62,569)
Derivative linked securities		(3,222,110)		(3,401,273)		(356,125)		(176,962)
Others		(426,328)		(663,284)		(1,031,097)		(794,141)

Sub-total		(7,574,740)	￦	(5,940,276)	￦	(3,532,096)		(5,166,560)

Unrecognized deferred income tax assets:
Goodwill		(65,288)						(65,288)
Investments in subsidiaries and others		(66,345)						(17,205)
Others		(1,914)						(906)

Total		(7,441,193)						(5,083,161)
Tax rate (%)[1]		24.2						24.2

Total deferred income tax assets from deductible temporary differences	￦	(1,807,838)					￦	(1,253,126)

[1]	The rate of 24.2% has been applied for the deferred tax assets and liabilities expected to be utilized.

	2017
	Beginning		Business Combination		Decrease		Increase		Ending
	(In millions of Korean won)
Deductible temporary differences
Other provisions	￦	380,863	￦	30,180	￦	395,138	￦	407,923	￦	423,828
Allowances for loan losses		30,154		—		26,134		202		4,222
Impairment losses on property and equipment		32,726		107,755		139,743		132,346		133,084
Deferred loan origination fees and costs		5,154		—		5,154		1,207		1,207
Interest on equity index-linked deposits		168		—		168		155		155
Share-based payments		56,650		—		49,333		77,185		84,502
Provisions for guarantees		126,319		—		126,319		88,512		88,512
Gains(losses) from valuation on derivative financial instruments		40,334		—		40,334		22,758		22,758
Present value discount		46,961		—		18,417		63,573		92,117
Loss on SPE repurchase		80,204		—		—		—		80,204
Investments in subsidiaries and others		810,719		—		753,918		76,902		133,703
Gains on valuation of security investment		447,388		—		447,388		299,082		299,082
Defined benefit liabilities		1,320,135		255,375		256,580		271,857		1,590,787
Accrued expenses		1,128,492		—		1,123,713		701,756		706,535
Derivative linked securities		124,388		—		124,388		101,789		101,789
Others		1,402,646		—		629,002		501,901		1,275,545

Sub-total		6,033,301		393,310	￦	4,135,729	￦	2,747,148		5,038,030

Unrecognized deferred income tax assets:
Other provisions		—		—						2,879
Loss on SPE repurchase		80,204		—						80,204
Investments in subsidiaries and others		774,259		—						49,179
Others		119,334		—						112,030

Total		5,059,504		393,310						4,793,738
Tax rate (%)[1]		24.2		24.2						27.5

Total deferred income tax assets from deductible temporary differences	￦	1,283,268	￦	95,181					￦	1,325,367

Taxable temporary differences
Losses(gains) from fair value hedged item	￦	(59,235)	￦	—	￦	(59,235)	￦	(57,083)	￦	(57,083)
Accrued interest		(349,899)		(72,117)		(377,010)		(360,536)		(405,542)
Impairment losses on property and equipment		(1,481)		—		—		—		(1,481)
Deferred loan origination fees and costs		(660,945)		(15,846)		(665,209)		(657,081)		(668,663)
advanced depreciation provision		—		(6,192)		—		—		(6,192)
Gains(losses) from valuation on derivative financial instruments		(193,243)		—		(192,491)		(61,077)		(61,829)
Present value discount		(25,454)		(8,766)		(34,220)		(16,357)		(16,357)
Goodwill		(65,288)		—		—		—		(65,288)
Gains on revaluation		(1,182,310)		(99,244)		(59,030)		(53,117)		(1,275,641)
Investments in subsidiaries and others		(387,267)		—		(72,284)		(72,484)		(387,467)
Gains on valuation of security investment		(37,252)		(236,137)		(273,171)		(764,891)		(765,109)
Retirement insurance expense		(1,170,514)		(168,714)		(200,722)		(203,506)		(1,342,012)
Adjustments to the prepaid contributions		(62,569)		—		(61,034)		(57,505)		(59,040)
Derivative linked securities		(176,962)		—		(176,962)		(20,650)		(20,650)
Others		(794,141)		(1,215,733)		(429,645)		(95,568)		(1,675,797)
Sub-total		(5,166,560)		(1,822,749)	￦	(2,601,013)	￦	(2,419,855)		(6,808,151)

Unrecognized deferred income tax assets:
Goodwill		(65,288)		—						(65,288)
Investments in subsidiaries and others		(17,205)		(4,546)						(28,407)
Others		(906)		—						(677)

Total		(5,083,161)		(1,818,203)						(6,713,779)
Tax rate (%)[1]		24.2		24.2						27.5

Total deferred income tax assets from deductible temporary differences	￦	(1,253,126)	￦	(442,206)					￦	(1,854,445)

[1]	The corporate tax rate was changed due to the amendment of corporate tax law in 2017. Accordingly, the rate of 27.5% has been applied for the deferred tax assets and liabilities expected to be utilized in periods after December 31, 2017.

17. Assets Held for Sale

Details of assets held for sale as of December 31, 2016 and 2017, are as follows:

	2016
	Acquisition cost[1]		Accumulated impairment		Carrying amount		Fair value less costs to sell
	(In millions of Korean won)
Land held for sale	￦	31,310	￦	(8,179)	￦	23,131	￦	24,704
Buildings held for sale		50,086		(21,069)		29,017		29,300

Total	￦	81,396	￦	(29,248)	￦	52,148	￦	54,004

	2017
	Acquisition cost[1]		Accumulated impairment		Carrying amount		Fair value less costs to sell
	(In millions of Korean won)
Land held for sale	￦	133,445	￦	(1,492)	￦	131,953	￦	251,520
Buildings held for sale		34,862		(11,309)		23,553		24,548

Total	￦	168,307	￦	(12,801)	￦	155,506	￦	276,068

[1]	Acquisition cost of buildings held for sale is net of accumulated depreciation.

The valuation technique and input variables that are used to measure the fair value of assets held for sale as of December 31, 2017, are as follows:

	2017
	Fair value		Valuation technique[1]	Unobservable input[2]	Range of unobservable inputs (%)	Relationship of unobservable inputs to fair value
	(In millions of Korean won)
Land and buildings	￦	276,068	Market comparison approach model and others	Adjustment index	0.20~1.10	Fair value increases as the adjustment index rises.
				Adjustment ratio	-20.00~0.00	Fair value decreases as the absolute value of adjustment index rises.

[1]	The Group adjusted the appraisal value by the adjustment ratio in the event the public sale is unsuccessful.
[2]	Adjustment index is calculated using the real estate index or the producer price index, or land price volatility.

The fair values of assets held for sale were measured by qualified independent appraisers with experience in valuing similar properties in the same area. In addition, per the fair value hierarchy on Note 6.1, the fair value hierarchy of all investment properties has been categorized and classified as Level 3.

The changes in accumulated impairment losses of assets held for sale for the years ended December 31, 2016 and 2017, are as follows:

2016
Beginning	Provision	Reversal		Others		Ending
(In millions of Korean won)
￦ (24,484)	￦ (5,269)	￦	96	￦	409	￦ (29,248)

2017
Beginning	Provision[1]	Reversal		Disposal and others[1]		Ending
(In millions of Korean won)
￦ (29,248)	￦ (24,192)	￦	5,138	￦	35,501	￦ (12,801)

[1]	Including the amount of assets of disposal group as held for sale sold during 2017

As of December 31, 2017, assets held for sale consist of Kookmin bank Myeongdong head office and ten properties that had been owned by closed branches of the bank. These were reclassified as assets held for sale by management’s decision and were not disposed of as at the reporting date. The sales of Myeongdong head office is scheduled to be completed in 2018 as sales contract was entered into during 2017. Negotiations with buyers are underway for three of the other ten properties. The Group is also actively seeking sales opportunities for the remaining seven properties.

18. Other Assets

Details of other assets as of December 31, 2016 and 2017, are as follows:

	2016		2017
	(In millions of Korean won)
Other financial assets
Other receivables	￦	4,326,183	￦	6,447,405
Accrued income		1,305,680		1,594,455
Guarantee deposits		1,230,400		1,211,841
Domestic exchange settlement debits		535,237		949,897
Others		25,226		101,909
Less: Allowances for loan losses		(95,629)		(104,813)
Less: Present value discount		(4,762)		(5,679)

Sub-total		7,322,335		10,195,015

Other non-financial assets
Other receivables		17,727		3,640
Prepaid expenses		188,135		153,650
Guarantee deposits		3,934		4,904
Insurance assets		128,146		1,180,980
Separate account assets		866,310		4,119,203
Others		356,380		578,795
Less: Allowances on other asset		(25,182)		(32,018)

Sub-total		1,535,450		6,009,154

Total	￦	8,857,785	￦	16,204,169

Changes in allowances for loan losses on other assets for the years ended December 31, 2016 and 2017, are as follows:

	2016
	Other financial assets		Other non-financial assets		Total
	(In millions of Korean won)
Beginning	￦	308,699	￦	23,977	￦	332,676
Written-off		(271,522)		(540)		(272,062)
Provision		2,445		1,745		4,190
Business combination		13,537		—		13,537
Others		42,470		—		42,470

Ending	￦	95,629	￦	25,182	￦	120,811

	2017
	Other financial assets		Other non-financial assets		Total
	(In millions of Korean won)
Beginning	￦	95,629	￦	25,182	￦	120,811
Written-off		(14,546)		(1,970)		(16,516)
Provision		9,840		1,410		11,250
Business combination		21,293		—		21,293
Others		(7,403)		7,396		(7)

Ending	￦	104,813	￦	32,018	￦	136,831

19. Financial Liabilities at Fair Value through Profit or Loss

Details of financial liabilities at fair value through profit or loss as of December 31, 2016 and 2017, are as follows:

	2016		2017
	(In millions of Korean won)
Financial liabilities held for trading
Securities sold	￦	1,070,272	￦	1,870,579
Other		73,238		74,191

Sub-total		1,143,510		1,944,770

Financial liabilities designated at fair value through profit or loss
Derivative-linked securities		10,979,326		10,078,288

Total financial liabilities at fair value through profit or loss	￦	12,122,836	￦	12,023,058

The details of credit risk of financial liabilities designated at fair value through profit or loss as of December 31, 2016 and 2017, are as follows:

	2016		2017
	(In millions of Korean won)
Financial liabilities designated at fair value through profit or loss	￦	10,979,326	￦	10,078,288
Changes in fair value resulting from changes in the credit risk		12,131		12,236
Accumulated changes in fair value resulting from changes in the credit risk		(17,981)		(5,745)

20. Deposits

Details of deposits as of December 31, 2016 and 2017, are as follows:

	2016		2017
	(In millions of Korean won)
Demand deposits
Demand deposits in Korean won	￦	104,758,222	￦	113,676,999
Demand deposits in foreign currencies		5,305,313		6,911,782

Total demand deposits		110,063,535		120,588,781

Time deposits
Time deposits in Korean won		122,532,476		127,562,153
Time deposits in foreign currencies		4,314,783		4,481,607
Fair value adjustments on valuation of fair value hedged items		(61,657)		(51,033)

Sub-total		4,253,126		4,430,574

Total time deposits		126,785,602		131,992,727

Certificates of deposits		2,880,558		3,218,540

Total deposits	￦	239,729,695	￦	255,800,048

21. Debts

Details of debts as of December 31, 2016 and 2017, consist of:

	2016		2017
	(In millions of Korean won)
Borrowings	￦	14,485,789	￦	16,846,072
Repurchase agreements and others		8,825,564		10,676,219
Call money		2,940,133		1,298,637

Total	￦	26,251,486	￦	28,820,928

Details of borrowings as of December 31, 2016 and 2017, are as follows:

		Lender	Annual interest rate (%)	2016		2017
				(In millions of Korean won)
Borrowings in Korean won	Borrowings from the Bank of Korea	Bank of Korea	0.50~0.75	￦	1,644,260	￦	1,888,880
	Borrowings from the government	SEMAS and others	0.00~3.00		1,331,688		1,726,543
	Borrowings from banks	Industrial & Commercial Bank of China and others	2.56~3.11		—		36,806
	Borrowings from non-banking financial institutions	The Korea Development Bank and others	0.20~2.70		889,433		1,631,376
	Other borrowings	The Korea Development Bank and others	0.00~3.90		4,284,108		4,409,261

		Sub-total			8,149,489		9,692,866

Borrowings in foreign currencies	Due to banks	Commerzbank AG and Others	—		70,624		19,820
	Borrowings from banks	Central Bank of Uzbekistan and Others	0.15~2.30		3,949,376		5,470,569
	Borrowings from other financial institutions	The Export-Import Bank of Korea and others	1.90~2.83		121,104		76,134
	Other borrowings	Standard Chartered Bank and others	0.00~7.00		2,195,196		1,586,683

		Sub-total			6,336,300		7,153,206

		Total		￦	14,485,789	￦	16,846,072

The details of repurchase agreements and others as of December 31, 2016 and 2017, are as follows:

	Lenders	Annual interest rate (%)	2016		2017
			(In millions of Korean won)
Repurchase agreements	Individuals, Groups and Corporations	1.19~2.22	￦	8,815,027	￦	10,666,315
Bills sold	Counter sale	0.40~1.00		10,537		9,904

	Total		￦	8,825,564	￦	10,676,219

The details of call money as of December 31, 2016 and 2017, are as follows:

	Lenders	Annual interest rate (%)	2016		2017
			(In millions of Korean won)
Call money in Korean won	Deutsche Bank AG, Seoul and others	1.33~1.75	￦	1,755,200	￦	890,000
Call money in foreign currencies	Central Bank of Uzbekistan and others	1.20~2.20		1,184,933		408,637

	Total		￦	2,940,133	￦	1,298,637

22. Debentures

Details of debentures as of December 31, 2016 and 2017, are as follows:

	Annual interest rate (%)	2016		2017
		(In millions of Korean won)
Debentures in Korean won
Structured debentures	0.29~6.00	￦	1,146,300	￦	869,294
Subordinated fixed rate debentures in Korean won	3.08~5.70		3,271,693		2,913,411
Fixed rate debentures in Korean won	1.29~3.79		25,627,695		36,823,365
Floating rate debentures in Korean won	1.74~2.37		1,108,000		728,000

Sub-total			31,153,688		41,334,070

Fair value adjustments on fair value hedged financial debentures in Korean won			26,724		19,891
Less: Discount on debentures in Korean won			(19,064)		(53,897)

Sub-total			31,161,348		41,300,064

Debentures in foreign currencies
Floating rate debentures	1.79~2.49		1,063,480		1,371,392
Fixed rate debentures	1.63~2.88		2,803,720		2,363,486

Sub-total			3,867,200		3,734,878

Fair value adjustments on fair value hedged debentures in foreign currencies			(24,302)		(25,941)
Less: Discount on debentures in foreign currencies			(12,189)		(16,277)

Sub-total			3,830,709		3,692,660

Total		￦	34,992,057	￦	44,992,724

Changes in debentures based on face value for the years ended December 31, 2016 and 2017, are as follows:

	2016
	Beginning		Issues		Repayments		Business combination		Others		Ending
	(In millions of Korean won)
Debentures in Korean won
Structured debentures	￦	909,788	￦	892,100	￦	(1,540,488)	￦	884,900	￦	—	￦	1,146,300
Subordinated fixed rate debentures in Korean won		4,586,829		—		(1,314,836)		—		(300)		3,271,693
Fixed rate debentures in Korean won		22,500,223		96,455,800		(93,898,928)		570,600		—		25,627,695
Floating rate debentures in Korean won		448,000		760,000		(100,000)		—		—		1,108,000

Sub-total		28,444,840		98,107,900		(96,854,252)		1,455,500		(300)		31,153,688

Debentures in foreign currencies
Floating rate debentures		1,829,124		35,595		(806,459)		—		5,220		1,063,480
Fixed rate debentures		2,325,537		1,185,480		(817,096)		—		109,799		2,803,720

Sub-total		4,154,661		1,221,075		(1,623,555)		—		115,019		3,867,200

Total	￦	32,599,501	￦	99,328,975	￦	(98,477,807)	￦	1,455,500	￦	114,719	￦	35,020,888

	2017
	Beginning		Issues		Repayments		Others		Ending
	(In millions of Korean won)
Debentures in Korean won
Structured debentures	￦	1,146,300	￦	3,876,080	￦	(4,153,086)	￦	—	￦	869,294
Subordinated fixed rate debentures in Korean won		3,271,693		—		(358,282)		—		2,913,411
Fixed rate debentures in Korean won		25,627,695		133,283,400		(122,087,730)		—		36,823,365
Floating rate debentures in Korean won		1,108,000		410,000		(790,000)		—		728,000

Sub-total		31,153,688		137,569,480		(127,389,098)		—		41,334,070

Debentures in foreign currencies
Floating rate debentures		1,063,480		1,338,239		(911,936)		(118,391)		1,371,392
Fixed rate debentures		2,803,720		795,150		(945,394)		(289,990)		2,363,486

Sub-total		3,867,200		2,133,389		(1,857,330)		(408,381)		3,734,878

Total	￦	35,020,888	￦	139,702,869	￦	(129,246,428)	￦	(408,381)	￦	45,068,948

23. Provisions

Details of provisions as of December 31, 2016 and 2017, are as follows:

	2016		2017
	(In millions of Korean won)
Provisions for unused loan commitments	￦	189,349	￦	178,202
Provisions for payment guarantees		126,428		88,809
Provisions for financial guarantee contracts		4,333		2,682
Provisions for restoration cost		84,854		95,194
Others		132,753		203,146

Total	￦	537,717	￦	568,033

Changes in provisions for unused loan commitments, payment guarantees for the years ended December 31, 2016 and 2017, are as follows:

	2016
	Provisions for unused loan commitments		Provisions for payment guarantees		Total
	(In millions of Korean won)
Beginning	￦	195,385	￦	158,454	￦	353,839
Effects of changes in foreign exchange rate		204		737		941
Provision(reversal)		(6,240)		(32,763)		(39,003)

Ending	￦	189,349	￦	126,428	￦	315,777

	2017
	Provisions for unused loan commitments		Provisions for payment guarantees		Total
	(In millions of Korean won)
Beginning	￦	189,349	￦	126,428	￦	315,777
Effects of changes in foreign exchange rate		(1,316)		(3,369)		(4,685)
Provision(reversal)		(9,850)		(34,250)		(44,100)
Business combination		19		—		19

Ending	￦	178,202	￦	88,809	￦	267,011

Changes in provisions for financial guarantee contracts for the years ended December 31, 2016 and 2017, are as follows:

	2016		2017
	(In millions of Korean won)
Beginning	￦	3,809	￦	4,333
Provision (Reversal)		(2,958)		(1,651)
Business combination		3,482		—

Ending	￦	4,333	￦	2,682

Changes in provisions for restoration cost for the years ended December 31, 2016 and 2017, are as follows:

	2016		2017
	(In millions of Korean won)
Beginning	￦	75,351	￦	84,854
Provision		3,886		5,150
Reversal		(967)		(1,211)
Used		(5,940)		(7,049)
Unwinding of discount		1,890		2,078
Effects of changes in discount rate		6,941		10,510
Business combination		3,693		862

Ending	￦	84,854	￦	95,194

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

Changes in other provisions for the years ended December 31, 2016 and 2017, are as follows:

	2016
	Membership rewards program		Dormant accounts		Litigations		Greenhouse gas emission liabilities[1]		Others		Total
	(In millions of Korean won)
Beginning	￦	8,630	￦	41,091	￦	71,240	￦	69	￦	53,831	￦	174,861
Increase		26,336		32,464		1,589		434		9,007		69,830
Decrease		(26,176)		(23,159)		(52,206)		(145)		(10,252)		(111,938)

Ending	￦	8,790	￦	50,396	￦	20,623	￦	358	￦	52,586	￦	132,753

	2017
	Membership rewards program		Dormant accounts		Litigations		Greenhouse gas emission liabilities[1]		Others[2]		Total
	(In millions of Korean won)
Beginning	￦	8,790	￦	50,396	￦	20,623	￦	358	￦	52,586	￦	132,753
Increase		81,171		5,133		6,046		—		45,164		137,514
Decrease		(74,849)		(50,479)		(2,906)		(181)		(10,469)		(138,884)
Business Combination		—		—		—		—		71,763		71,763

Ending	￦	15,112	￦	5,050	￦	23,763	￦	177	￦	159,044	￦	203,146

[1]	As of December 31, 2016 and 2017, the estimated greenhouse gas emission is 117,831 tons 112,121 tons, respectively.
[2]	As of December 31, 2017, the group’s provision on incomplete sales on cardssurance are ￦26,926 million.

24. Net Defined Benefit Liabilities (Assets)

Defined benefit plan

The Group operates defined benefit plans which have the following characteristics:

•	The Group has the obligation to pay the agreed benefits to all its current and former employees.

•	Actuarial risk (that benefits will cost more than expected) and investment risk fall, in substance, on the Group.

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

Changes in the net defined benefit liabilities for the years ended December 31, 2016 and 2017, are as follows:

	2016
	Present value of defined benefit obligation		Fair value of plan assets		Net defined benefit liabilities
	(In millions of Korean won)
Beginning	￦	1,413,600	￦	(1,340,403)	￦	73,197
Current service cost		192,010		—		192,010
Interest cost (income)		34,885		(33,211)		1,674
Past service cost		4,408		—		4,408
Gain or loss on settlement		(396)		—		(396)
Remeasurements:
Actuarial gains and losses by changes in demographic assumptions		2,281		—		2,281
Actuarial gains and losses by changes in financial assumptions		(37,085)		—		(37,085)
Actuarial gains and losses by experience adjustments		7,017		—		7,017
Return on plan assets (excluding amounts included in interest income)		—		11,071		11,071
Contributions:
The Group		—		(162,547)		(162,547)
Employees		—		(3,106)		(3,106)
Payments from plans (benefit payments)		(52,508)		52,508		—
Payments from the Group		(9,837)		—		(9,837)
Transfer in		4,408		(4,325)		83
Transfer out		(4,897)		4,880		(17)
Effect of exchange rate changes		18		—		18
Effect of business combination and disposal of business		22,099		(4,571)		17,528

Ending	￦	1,576,003	￦	(1,479,704)	￦	96,299

	2017
	Present value of defined benefit obligation		Fair value of plan assets		Net defined benefit liabilities
	(In millions of Korean won)
Beginning	￦	1,576,003	￦	(1,479,704)	￦	96,299
Current service cost		208,037		—		208,037
Past service cost		21,356		—		21,356
Interest cost (income)		40,351		(36,243)		4,108
Remeasurements:
Actuarial gains and losses by changes in demographic assumptions		22,878		—		22,878
Actuarial gains and losses by changes in financial assumptions		(86,459)		—		(86,459)
Actuarial gains and losses by experience adjustments		17,541		—		17,541
Return on plan assets (excluding amounts included in interest income)		—		16,220		16,220
Contributions:
The Group		—		(230,785)		(230,785)
Payments from plans (benefit payments)		(216,817)		216,698		(119)
Payments from the Group		(23,779)		—		(23,779)
Transfer in		8,604		(8,383)		221
Transfer out		(8,712)		8,672		(40)
Effect of exchange rate changes		(25)		—		(25)
Effect of business combination and disposal of business		282,988		(177,832)		105,156
Others		25		3,174		3,199

Ending[1]	￦	1,841,991	￦	(1,688,183)	￦	153,808

[1]	The net defined benefit liabilities of ￦153,808 million is calculated by subtracting ￦894 million net defined benefit assets from ￦154,702 million net defined benefit liabilities

Details of the net defined benefit liabilities as of December 31, 2016 and 2017, are as follows:

	2016		2017
	(In millions of Korean won)
Present value of defined benefit obligation	￦	1,576,003	￦	1,841,991
Fair value of plan assets		(1,479,704)		(1,688,183)

Net defined benefit liabilities	￦	96,299	￦	153,808

Details of post-employment benefits recognized in profit or loss as employee compensation and benefits for the years ended December 31, 2015, 2016 and 2017, are as follows:

	2015		2016		2017
	(In millions of Korean won)
Current service cost	￦	185,710	￦	192,010	￦	208,037
Past service cost		(47)		4,408		21,356
Net interest expenses of net defined benefit liabilities		2,219		1,674		4,108
Gain or loss on settlement		—		(396)		—

Post-employment benefits[1]	￦	187,882	￦	197,696	￦	233,501

[1]	Post-employment benefits amounting to ￦1,143 million and ￦1,577 million for the years ended December 31, 2015 and 2016, respectively, are recognized as other operating expense in the statements of comprehensive income, and post-employment benefits amounting to ￦1,755 million and ￦42 million for the years ended December 31, 2017 are recognized as other operating expense and advance payments in the statements of comprehensive income.

Remeasurements of the net defined benefit liabilities recognized as other comprehensive income for the years ended December 31, 2015, 2016 and 2017, are as follows:

	2015		2016		2017
	(In millions of Korean won)
Remeasurements:
Return on plan assets (excluding amounts included in interest income)	￦	(12,051)	￦	(11,071)	￦	(16,220)
Actuarial gains and losses		(18,167)		27,787		46,040
Income tax effects		7,312		(4,045)		(7,215)

Remeasurements after income tax	￦	(22,906)	￦	12,671	￦	22,605

The details of fair value of plan assets as of December 31, 2016 and 2017, are as follows:

	2016
	Assets quoted in an active market		Assets not quoted in an active market		Total
	(In millions of Korean won)

Cash and due from financial institutions	￦	—	￦	1,479,419	￦	1,479,419

Investment fund		—		285		285

Total	￦	—	￦	1,479,704	￦	1,479,704

	2017
	Assets quoted in an active market		Assets not quoted in an active market		Total
	(In millions of Korean won)

Cash and due from financial institutions	￦	—	￦	1,686,012	￦	1,686,012

Investment fund		—		2,171		2,171

Total	￦	—	￦	1,688,183	￦	1,688,183

Key actuarial assumptions used as of December 31, 2016 and 2017, are as follows:

	2016	2017
Discount rate (%)	1.80 ~ 3.46	2.10 ~ 2.90
Salary increase rate (%)	0.00 ~ 7.50	0.00 ~ 7.50
Turnover (%)	0.00 ~ 29.00	0.00 ~ 50.00

Mortality assumptions are based on the experience-based mortality table of Korea Insurance Development Institute of 2015.

The sensitivity of the defined benefit obligation to changes in the weighted principal assumptions as of December 31, 2017, are as follows:

	Changes in principal assumption	Effect on net defined benefit obligation
		Increase in principal assumption	Decrease in principal assumption
Discount rate (%)	0.5 p.	3.96 decrease	4.19 increase
Salary increase rate (%)	0.5 p.	3.00 increase	4.58 decrease
Turnover (%)	0.5 p.	0.46 decrease	0.43 increase

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

Expected maturity analysis of undiscounted pension benefits (including expected future benefit) as of December 31, 2017, is as follows:

	Up to 1 year		1~2 years		2~5 years		5~10 years		Over 10 years		Total
	(In millions of Korean won)
Pension benefits[1]	￦	74,145	￦	143,846	￦	545,808	￦	1,158,892	￦	3,316,815	￦	5,239,506

[1]	Excluded payments settled according to pension equity plan.

The weighted average duration of the defined benefit obligation is 1.0 ~ 11.1 years.

Expected contribution to plan assets for periods after December 31, 2017, is estimated to be ￦202,738 million.

25. Other Liabilities

Details of other liabilities as of December 31, 2016 and 2017, are as follows:

	2016		2017
	(In millions of Korean won)
Other financial liabilities
Other payables	￦	6,526,330	￦	8,806,967
Prepaid card and debit card		19,076		21,767
Accrued expenses		2,613,445		2,654,345
Financial guarantee liabilities		26,449		34,114
Deposits for letter of guarantees and others		561,664		798,207
Domestic exchange settlement credits		1,338,103		48,133
Foreign exchanges settlement credits		116,226		124,728
Borrowings from other business accounts		5,204		5,408
Other payables from trust accounts		4,430,508		5,018,031
Liability incurred from agency relationships		386,670		518,955
Account for agency businesses		248,257		257,761
Dividend payables		475		474
Others		14,171		41,114

Sub-total		16,286,578		18,330,004

Other non-financial liabilities
Other payables		842,902		196,142
Unearned revenue		226,096		271,787
Accrued expenses		395,933		634,236
Deferred revenue on credit card points		145,457		176,840
Withholding taxes		140,258		179,903
Separate account liabilities		875,015		4,463,687
Others		126,658		217,709

Sub-total		2,752,319		6,140,304

Total	￦	19,038,897	￦	24,470,308

26. Equity

26.1 Share Capital

Details of share capital and number of issued shares of the Parent Company as of December 31, 2016 and 2017, are as follows:

	2016		2017
Type of share	Ordinary shares		Ordinary shares
Number of authorized shares		1,000,000,000		1,000,000,000
Par value per share	￦	5,000	￦	5,000
Number of issued shares		418,111,537		418,111,537
Share capital[1]	￦	2,090,558	￦	2,090,558

[1]	In millions of Korean won.

Changes in outstanding shares for the years ended December 31, 2016 and 2017, are as follows:

	2016	2017
	(In number of shares)
Beginning	386,351,693	398,285,437
Increase	31,759,844	4,513,969
Decrease	(19,826,100)	(3,761,823)
Ending	398,285,437	399,037,583

26.2 Capital Surplus

Details of capital surplus as of December 31, 2016 and 2017, are as follows:

	2016		2017
	(In millions of Korean won)
Share premium	￦	13,190,274	￦	13,190,274
Loss on sales of treasury shares		(568,544)		(481,332)
Other capital surplus		4,373,172		4,413,286

Total	￦	16,994,902	￦	17,122,228

26.3 Accumulated Other Comprehensive Income

Details of accumulated other comprehensive income as of December 31, 2016 and 2017, are as follows:

	2016		2017
	(In millions of Korean won)
Remeasurements of net defined benefit liabilities	￦	(121,055)	￦	(96,385)
Exchange differences on translating foreign operations		53,138		(56,589)
Change in value of available-for-sale financial assets		601,620		694,321
Change in value of held-to-maturity financial assets		6,447		(78)
Shares of other comprehensive income of associates and joint ventures		(96,174)		1,069
Cash flow hedges		(6,075)		14,980
Hedges of net investments in foreign operations		(32,572)		(5,958)
Other comprehensive income of separate account		—		(13,692)

Total	￦	405,329	￦	537,668

26.4 Retained Earnings

Details of retained earnings as of December 31, 2016 and 2017, are as follows:

	2016		2017
	(In millions of Korean won)
Legal reserves[1]	￦	275,860	￦	334,873
Voluntary reserves		982,000		982,000
Unappropriated retained earnings		10,971,368		13,727,331

Total	￦	12,229,228	￦	15,044,204

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
[2]	Retained earnings restricted for dividend at subsidiaries level pursuant to law and regulations amounts to ￦3,148,332 million as of December 31, 2017.

26.5 Treasury Shares

Changes in treasury shares outstanding for the year ended December 31, 2016 and 2017 are as follows:

	2016
	Beginning		Acquisition		Disposal		Ending
	(In number of shares and millions of Korean won)
Number of treasury shares[1]		—		19,826,100		—		19,826,100
Carrying amount[1]	￦	—	￦	721,973	￦	—	￦	721,973

	2017
	Beginning		Acquisition		Disposal		Ending
	(In number of shares and millions of Korean won)
Number of treasury shares[1]		19,826,100		3,761,823		(4,513,969)		19,073,954
Carrying amount[1]	￦	721,973	￦	202,051	￦	(168,051)	￦	755,973

[1]	For the year ended December 31, 2017, the treasury stock trust agreement of ￦800,000 million with Samsung Securities Co., Ltd., which was signed in previous year, was terminated. In order to increase shareholder value, the Group entered in to another treasury stock trust agreement of ￦300,000 million with Samsung Securities Co., Ltd. for the year ended December 31, 2017.

27. Net Interest Income

Details of interest income and interest expense for the years ended December 31, 2015, 2016 and 2017 are as follows:

	2015		2016		2017
	(In millions of Korean won)
Interest income
Due from financial institutions	￦	151,681	￦	111,433	￦	127,434
Loans		9,102,433		8,905,769		9,990,792
Financial investments
Available-for-sale financial assets		497,476		426,762		678,716
Held-to-maturity financial assets		491,429		463,200		480,595
Other		132,804		114,718		104,915

Sub-total		10,375,823		10,021,882		11,382,452

Interest expenses
Deposits		3,035,425		2,476,579		2,345,885
Debts		195,021		229,475		367,587
Debentures		866,801		853,430		880,709
Other		75,377		59,869		78,262

Sub-total		4,172,624		3,619,353		3,672,443

Net interest income	￦	6,203,199	￦	6,402,529	￦	7,710,009

Interest income recognized on impaired loans is ￦54,235 million (2016: ￦60,212 million, 2015: ￦73,290 million) for the year ended December 31, 2017. Interest income recognized on impaired financial investments does not exist (2016: ￦226 million, 2015: ￦235 million) for the year ended December 31, 2017.

28. Net Fee and Commission Income

Details of fee and commission income, and fee and commission expense for the years ended December 31, 2015, 2016 and 2017, are as follows:

	2015		2016		2017
	(In millions of Korean won)
Fee and commission income
Banking activity fees	￦	168,389	￦	176,968	￦	188,405
Lending activity fees		87,790		79,287		74,858
Credit card related fees and commissions		1,223,221		1,258,704		1,447,560
Debit card related fees and commissions		340,509		369,329		400,183
Agent activity fees		168,135		172,220		152,028
Trust and other fiduciary fees		270,664		219,215		353,903
Fund management related fees		104,924		119,745		132,889
Guarantee fees		30,121		40,710		49,546
Foreign currency related fees		97,146		99,022		106,038
Commissions from transfer agent services		164,916		166,371		195,556
Other business account commission on consignment		30,525		33,707		33,793
Commissions received on securities business		88,111		154,966		450,199
Lease fees		38,403		75,737		144,221
Others		158,241		184,896		259,071

Sub-total		2,971,095		3,150,877		3,988,250

Fee and commission expense
Trading activity related fees[1]		11,050		15,555		29,547
Lending activity fees		20,507		15,010		23,253
Credit card related fees and commissions		1,093,538		1,209,553		1,482,221
Outsourcing related fees		87,875		91,700		127,542
Foreign currency related fees		12,419		17,205		27,394
Management fees of written-off loans		4,065		4,456		4,176
Other		206,658		212,506		244,093

Sub-total		1,436,112		1,565,985		1,938,226

Net fee and commission income	￦	1,534,983	￦	1,584,892	￦	2,050,024

[1]	The fees from financial assets/liabilities at fair value through profit or loss.

29. Net Gains or Losses on Financial Assets/Liabilities at Fair Value Through Profit or Loss

29.1 Net Gains or Losses on Financial Instruments Held for Trading

Net gain or loss from financial instruments held for trading includes interest income, dividend income and gains or losses arising from changes in the fair values, sales and redemptions. Details of net gain or loss from financial instruments held for trading for the years ended December 31, 2015, 2016 and 2017, are as follows:

	2015		2016		2017
	(In millions of Korean won)
Gains related to financial instruments held for trading
Financial assets held for trading
Debt securities	￦	376,738	￦	457,570	￦	717,006
Equity securities		62,326		120,289		546,169

Sub-total		439,064		577,859		1,263,175

Derivatives held for trading
Interest rate		1,007,933		1,162,058		1,753,449
Currency		2,326,371		3,751,706		5,777,818
Stock or stock index		179,570		899,185		2,094,667
Credit		25,402		52,988		76,700
Commodity		1,279		4,284		17,278
Other		1,752		4,808		23,397

Sub-total		3,542,307		5,875,029		9,743,309

Financial liabilities held for trading		69,844		100,246		29,726

Other financial instruments		2,167		238		109

Total	￦	4,053,382	￦	6,553,372	￦	11,036,319

Losses related to financial instruments held for trading
Financial assets held for trading
Debt securities	￦	65,939	￦	265,760	￦	315,506
Equity securities		44,699		114,052		353,864

Sub-total		110,638		379,812		669,370

Derivatives held for trading
Interest rate		1,036,573		1,164,423		1,625,541
Currency		2,224,261		3,827,928		5,661,323
Stock or stock index		269,401		658,832		1,445,714
Credit		21,974		46,251		76,483
Commodity		1,127		3,545		8,481
Other		339		1,291		20,053

Sub-total		3,553,675		5,702,270		8,837,595

Financial liabilities held for trading		131,125		99,024		58,267

Other financial instruments		2,214		173		117

Total	￦	3,797,652	￦	6,181,279	￦	9,565,349

Net gains or losses on financial instruments held for trading	￦	255,730	￦	372,093	￦	1,470,970

29.2 Net Gains or Losses on Financial Instruments Designated at Fair Value Through Profit or Loss

Net gain or loss from financial instruments designated at fair value through profit or loss includes interest income, dividend income and gains or losses arising from changes in the fair values, sales and redemptions. Details of net gain or loss from financial instruments designated at fair value through profit or loss for the years ended December 31, 2015, 2016 and 2017, are as follows:

	2015		2016		2017
	(In millions of Korean won)
Gains related to financial instruments designated at fair value through profit or loss
Financial assets designated at fair value through profit or loss	￦	46,051	￦	118,721	￦	139,515
Financial liabilities designated at fair value through profit or loss		188,392		91,357		474,736

Sub-total		234,443		210,078		614,251

Losses related to financial instruments designated at fair value through profit or loss
Financial assets designated at fair value through profit or loss		42,690		8,447		78,113
Financial liabilities designated at fair value through profit or loss		87,756		582,492		1,266,779

Sub-total		130,446		590,939		1,344,892

Net gains or losses on financial instruments designated at fair value through profit or loss	￦	103,997	￦	(380,861)	￦	(730,641)

30. Other Operating Income and Expenses

Details of other operating income and expenses for the years ended December 31, 2015, 2016 and 2017, are as follows:

	2015		2016		2017
	(In millions of Korean won)
Other operating income
Revenue related to available-for-sale financial assets
Gain on redemption of available-for-sale financial assets	￦	312	￦	226	￦	884
Gain on sale of available-for-sale financial assets		404,144		236,344		113,001
Reversal for impairment on available-for-sale financial assets		265		328		—

Sub-total		404,721		236,898		113,885

Revenue related to held-to-maturity financial assets
Gain on redemption of held-to-maturity financial assets		—		—		374

Sub-total		—		—		374

Gain on foreign exchange transactions		2,464,723		3,567,560		2,520,168
Dividend income		96,829		134,989		276,829
Others		258,888		278,827		325,745

Total other operating income		3,225,161		4,218,274		3,237,001

Other operating expenses
Expense related to available-for-sale financial assets
Loss on redemption of available-for-sale financial assets		114		—		1,403
Loss on sale of available-for-sale financial assets		10,108		44,360		174,543
Impairment on available-for-sale financial assets		227,588		35,216		47,917

Sub-total		237,810		79,576		223,863

Loss on foreign exchanges transactions		2,406,683		3,303,205		2,472,657
Others		1,191,014		1,251,401		1,442,371

Total other operating expenses		3,835,507		4,634,182		4,138,891

Net other operating income (expenses)	￦	(610,346)	￦	(415,908)	￦	(901,890)

31. General and Administrative Expenses

31.1 General and Administrative Expenses

Details of general and administrative expenses for the years ended December 31, 2015, 2016 and 2017, are as follows:

	2015		2016		2017
	(In millions of Korean won)
Employee Benefits
Salaries and short-term employee benefits—salaries	￦	1,764,459	￦	1,874,396	￦	2,465,132
Salaries and short-term employee benefits—others		755,829		734,119		822,536
Post-employment benefits—defined benefit plans		186,739		196,119		231,704
Post-employment benefits—defined contribution plans		10,262		9,361		15,046
Termination benefits		391,549		903,435		160,798
Share-based payments		17,429		38,190		73,370

Sub-total		3,126,267		3,755,620		3,768,586

Depreciation and amortization		257,306		288,620		370,378

Other general and administrative expenses
Rental expense		273,531		280,888		320,920
Tax and dues		142,272		134,892		195,965
Communication		37,136		37,114		44,516
Electricity and utilities		28,752		29,921		31,158
Publication		18,337		17,300		17,383
Repairs and maintenance		15,777		15,722		20,524
Vehicle		10,291		9,624		11,587
Travel		6,784		8,059		17,407
Training		23,544		23,426		26,664
Service fees		115,919		129,032		179,311
Electronic data processing expenses		163,160		160,863		172,007
Advertising		124,546		142,186		199,676
Others		179,962		195,444		252,582

Sub-total		1,140,011		1,184,471		1,489,700

Total	￦	4,523,584	￦	5,228,711	￦	5,628,664

31.2 Share-based Payments

31.2.1 Stock grants

The Group changed the scheme of share-based payment from stock options to stock grants in November 2007. The stock grant award program is an incentive plan that sets, on grant date, the maximum amount of shares that can be awarded. Actual stock granted at the end of the vesting period is determined in accordance with achievement of pre-specified targets over the vesting period.

Details of stock grants linked to long-term performance as of December 31, 2017, are as follows:

	Grant date	Number of granted shares[1]	Vesting conditions
	(In number of shares)
KB Financial Group Inc.
Series 14	July 17, 2015	11,363	Services fulfillment, Achievement of targets on the basis of market and non-market performance [2,6]
Series 15	Jan. 01, 2016	72,843	Services fulfillment, Achievement of targets on the basis of market and non-market performance [2,7]
Series 17	Jan. 01, 2017	42,032	Services fulfillment, Achievement of targets on the basis of market and non-market performance [2,7]
Series 18	July. 17, 2017	7,444	Services fulfillment, Achievement of targets on the basis of market and non-market performance [2,7]
Deferred grant in 2012	—	5,415	Satisfied
Deferred grant in 2013	—	588	Satisfied
Deferred grant in 2014	—	3,769	Satisfied
Deferred grant in 2015	—	21,780	Satisfied
Deferred grant in 2016	—	15,338	Satisfied
Deferred grant in 2017	—	36,054	Satisfied

Sub-total		216,626

Kookmin Bank
Series 64	July 24, 2015	11,133	Services fulfillment, Achievement of targets on the basis of market and non-market performance [2,3]
Series 65	Aug. 26, 2015	11,587	Services fulfillment, Achievement of targets on the basis of market and non-market performance [2,3]
Series 67	Jan. 01, 2016	135,934	Services fulfillment, Achievement of targets on the basis of market and non-market performance [2,4]
Series 68	July 05, 2016	9,621	Services fulfillment, Achievement of targets on the basis of market and non-market performance [2,4]
Series 69	Jan. 01, 2017	323,777	Services fulfillment, Achievement of targets on the basis of market and non-market performance [2,5]
Series 70	July 24, 2017	1,449	Services fulfillment, Achievement of targets on the basis of market and non-market performance [2,5]
Series 71	Aug. 26, 2017	4,372	Services fulfillment, Achievement of targets on the basis of market and non-market performance [2,5]
Series 72	Aug. 28, 2017	5,601	Services fulfillment, Achievement of targets on the basis of market and non-market performance [2,5]
Deferred grant in 2014	—	35,312	Satisfied
Deferred grant in 2015	—	61,328	Satisfied
Deferred grant in 2016	—	155,407	Satisfied
Deferred grant in 2017	—	31,547	Satisfied

Sub-total		787,068

	Grant date	Number of granted shares[1]	Vesting conditions
	(In number of shares)
Other subsidiaries
Stock granted in 2010	—	2,096	Services fulfillment, Achievement of targets on the basis of market and non-market performance [8,9]
Stock granted in 2011	—	2,633	Services fulfillment, Achievement of targets on the basis of market and non-market performance [8,9]
Stock granted in 2012	—	7,788	Services fulfillment, Achievement of targets on the basis of market and non-market performance [8,9]
Stock granted in 2013	—	21,289	Services fulfillment, Achievement of targets on the basis of market and non-market performance [8,9]
Stock granted in 2014	—	45,426	Services fulfillment, Achievement of targets on the basis of market and non-market performance [8,9]
Stock granted in 2015	—	197,689	Services fulfillment, Achievement of targets on the basis of market and non-market performance [8,9]
Stock granted in 2016	—	187,066	Services fulfillment, Achievement of targets on the basis of market and non-market performance [8,9]
Stock granted in 2017	—	289,348	Services fulfillment, Achievement of targets on the basis of market and non-market performance [8,9]

Sub-total		753,335

Total		1,757,029

[1]	Granted shares represent the total number of shares initially granted to directors and employees that have residual shares at the end of reporting period (Deferred grants are residual shares as of December 31, 2017).
[2]	During the year, executives and employees were given the option of deferring payment of the granted shares (after the date of retirement), payment ratio, and payment period. Accordingly, a certain percentage of the granted amount is deferred for up to five years after the date of retirement when the deferred grant has been confirmed.
[3]	30%, 40% and 30% of the number of granted shares to be compensated are determined upon the accomplishment of relative TSR, Performance Results and financial results of Kookmin Bank, respectively. 50% of the number of certain granted shares to be compensated is determined upon the accomplishment of relative TSR, while 50% is determined upon the accomplishment of Performance Results.
[4]	30%, 40% and 30% of the number of granted shares to be compensated are determined upon the accomplishment of relative TSR, Performance Results and Evaluation of the Bank president’s performance, respectively. 50% of the number of certain granted shares to be compensated is determined upon the accomplishment of relative TSR, while 50% is determined upon the accomplishment of Performance Results.
[5]	30%, 40% and 30% of the number of granted shares to be compensated are determined upon the accomplishment of relative TSR, Performance Results and Evaluation of the Bank president’s performance, respectively. 30% of the number of certain granted shares to be compensated is determined upon the accomplishment of relative TSR, while 70% is determined upon the accomplishment of Performance Results.
[6]	40%, 30% and 30% of the number of granted shares to be compensated are determined upon the accomplishment of Performance Results, financial results of the Group and relative TSR, respectively. 50% of the number of certain granted shares to be compensated is determined upon the accomplishment of Performance Results, while 50% is determined upon the accomplishment of relative TSR.
[7]	40%, 30% and 30% of the number of granted shares to be compensated are determined upon the accomplishment of Performance Results, financial results of the Group and relative TSR, respectively. 50% of the number of certain granted shares to be compensated is determined upon the accomplishment of Performance Results, while 50% is determined upon the accomplishment of relative TSR.
[8]	30%, 30% and 40% of the number of granted shares to be compensated are determined upon the accomplishment of Performance Results, subsidiaries’ performance and relative TSR, respectively. 60% of the number of certain granted shares to be compensated is determined upon the accomplishment of subsidiaries’ performance, while 40% is determined upon the accomplishment of relative TSR. 40%, 30% and 30% of the number of certain granted shares to be compensated are determined upon accomplishment of Performance Results, subsidiaries’ performance and relative TSR, respectively. 50% of the number of certain granted shares to be compensated is determined upon the accomplishment of subsidiaries’ performance, while 50% is determined upon the accomplishment of relative TSR. 70% of the number of certain granted shares to be compensated is determined upon the accomplishment of subsidiaries’ performance, while 30% is determined upon the accomplishment of relative TSR.
[9]	50%, 30% and 20% of the number of granted shares to be compensated are determined upon the accomplishment of Performance Results, subsidiaries’ performance and relative TSR, respectively. 80% of the number of certain granted shares to be compensated is determined upon the accomplishment of subsidiaries’ performance, while 20% is determined upon the accomplishment of relative TSR. 80% of the number of certain granted shares to be compensated is determined upon the accomplishment of Performance Results, while 20% is determined upon the accomplishment of relative TSR. 60%, 30% and 10% of the number of granted shares to be compensated are determined upon the accomplishment of Performance Results, subsidiaries’ performance and relative TSR, respectively. 90% of the number of certain granted shares to be compensated is determined upon the accomplishment of subsidiaries’ performance, while 10% is determined upon the accomplishment of relative TSR. 90% of the number of certain granted shares to be compensated is determined upon the accomplishment of Performance Results, while 10% is determined upon the accomplishment of relative TSR.

Details of stock grants linked to short-term performance as of December 31, 2017, are as follows:

	Grant date	Estimated number of vested shares[1]	Vesting conditions
	(In number of shares)
KB Financial Group Inc.
Stock granted in 2010	Jan. 01, 2010	322	Satisfied
Stock granted in 2011	Jan. 01, 2011	1,728	Satisfied
Stock granted in 2012	Jan. 01, 2012	2,642	Satisfied
Stock granted in 2013	Jan. 01, 2013	448	Satisfied
Stock granted in 2014	Jan. 01, 2014	7,079	Satisfied
Stock granted in 2015	Jan. 01, 2015	16,730	Satisfied
Stock granted in 2016	Jan. 01, 2016	20,523	Satisfied
Stock granted in 2017	Jan. 01, 2017	17,470	Proportional to service period
Kookmin Bank
Stock granted in 2014	Jan. 01, 2014	53,771	Satisfied
Stock granted in 2015	Jan. 01, 2015	100,548	Satisfied
Stock granted in 2016	Jan. 01, 2016	141,707	Satisfied
Stock granted in 2017	Jan. 01, 2017	99,185	Proportional to service period
Other subsidiaries
Stock granted in 2014	—	24,976	Satisfied
Stock granted in 2015	—	117,127	Satisfied
Stock granted in 2016	—	204,978	Satisfied
Stock granted in 2017	—	194,927	Proportional to service period

[1]	During the year, executives and employees were given the option of deferred payment of the granted shares (after the date of retirement), payment ratio, and payment period. Accordingly, a certain percentage of the granted amount is deferred for up to five years after the date of retirement after the deferred grant has been confirmed.

Share grants are measured at fair value using the Monte Carlo Simulation Model and assumptions used in determining the fair value as of December 31, 2017, are as follows:

	Expected exercise period (Years)	Risk free rate (%)	Fair value (Market performance condition)	Fair value (Non-market performance condition)
Linked to long term performance
(KB Financial Group Inc.)
Series 14	0.00~7.00	1.87~2.39	61,139	52,873~61,139
Series 15	0.00~3.00	1.87~2.14	61,139	58,516~61,791
Series 17	1.00~6.00	1.87~2.37	61,607	54,116~61,791
Series 18	1.54~7.00	1.94~2.39	60,517	52,873~62,419
Deferred grant in 2012	—	—	—	34,180~40,662
Deferred grant in 2013	—	—	—	34,180~42,824
Deferred grant in 2014	—	1.87	—	61,294
Deferred grant in 2015	0.00~5.00	1.87~2.34	—	55,745~61,791
Deferred grant in 2016	0.00~6.00	1.87~2.37	—	54,116~61,791
Deferred grant in 2017	0.00~3.00	1.87~2.14	—	58,516~61,791

	Expected exercise period (Years)	Risk free rate (%)	Fair value (Market performance condition)	Fair value (Non-market performance condition)

(Kookmin Bank)
Series 64	0.00~3.00	1.87~2.14	57,602	58,516~61,791
Series 65	0.00~3.00	1.87~2.14	57,625	58,516~61,791
Series 67	0.00~5.00	1.87~2.34	61,139	55,745~61,791
Series 68	0.51~4.00	1.87~2.24	61,570	57,009~61,791
Series 69	0.00~6.00	1.87~2.37	61,607	54,116~61,791
Series 70	0.00~3.00	1.87~2.14	59,783	58,516~61,791
Series 71	2.00~5.00	2.00~2.34	60,107	55,745~60,194
Series 72	2.00~5.00	2.00~2.34	60,112	55,745~60,194
Grant deferred in 2014	—	1.87	—	61,294
Grant deferred in 2015	0.00~4.00	1.87~2.24	—	57,009~61,791
Grant deferred in 2016	0.00~6.00	1.87~2.37	—	54,116~61,791
Grant deferred in 2017	0.00~2.89	1.87~2.14	—	57,581~62,053

(Other subsidiaries)
Share granted in 2010	—	1.87	—	61,294
Share granted in 2011	—	1.87	—	61,294
Share granted in 2012	—	1.87	40,544	40,831~61,294
Share granted in 2013	0.00~1.00	1.87	35,710	35,710~61,791
Share granted in 2014	0.00~5.00	1.87~2.34	43,672~57,388	43,672~61,791
Share granted in 2015	0.00~6.00	1.87~2.37	42,824~63,009	42,824~63,033
Share granted in 2016	0.00~6.00	1.87~2.37	42,824~61,811	42,824~62,738
Share granted in 2017	0.00~6.00	1.87~2.37	57,625~61,607	54,116~61,791

Linked to short-term performance
(KB Financial Group Inc.)
Share granted in 2010	—	1.87	—	40,662
Share granted in 2011	—	1.87	—	38,111~40,662
Share granted in 2012	—	1.87	—	34,180~40,662
Share granted in 2013	—	1.87	—	34,180~40,662
Share granted in 2014	—	1.87	—	61,294
Share granted in 2015	0.00~7.01	1.87~2.39	—	52,873~61,791
Share granted in 2016	0.00~7.01	1.87~2.39	—	52,873~61,791
Share granted in 2017	1.00~7.01	1.87~2.39	—	52,873~61,791

(Kookmin Bank)
Share granted in 2014	—	1.87	—	61,294
Share granted in 2015	0.00~5.00	1.87~2.34	—	55,745~61,791
Share granted in 2016	0.00~6.00	1.87~2.37	—	54,116~61,791
Share granted in 2017	1.00~6.00	1.87~2.37		54,116~61,791

(Other subsidiaries)
Share granted in 2014	—	1.87	—	61,294
Share granted in 2015	0.00~5.00	1.87~2.34	—	55,745~61,791
Share granted in 2016	0.00~6.00	1.87~2.37	—	54,116~61,791
Share granted in 2017	0.00~6.00	1.87~2.37	—	54,116~61,791

Expected volatility is based on the historical volatility of the share price over the most recent period that is generally commensurate the expected term of the grant. And the current stock price of December 31, 2017 was used for the underlying asset price. Additionally the average three year historical dividend rate was used as the expected dividend rate.

As of December 31, 2016 and 2017, the accrued expenses related to share-based payments including share grants amounted to ￦79,742 million and ￦133,496 million, respectively, and the compensation costs from share grants amounting to ￦38,190 million and ￦73,370 million were incurred during the 2016 and 2017, respectively.

Details of Mileage stock as of December 31, 2017, are as follows:

	Grant date	Number of granted shares[1]	Expected exercise period (years)[1]	Remaining shares[2]
	(In number of shares)
Stock granted in 2016	Jan. 23, 2016	33,829	0.00~1.06	18,196
	Apr. 29, 2016	60	0.00~1.33	39
	July 07, 2016	280	0.00~1.52	125
	July 18, 2016	767	0.00~1.55	—
	Aug. 03, 2016	107	0.00~1.59	53
	Aug. 17, 2016	51	0.00~1.63	44
	Aug. 30, 2016	256	0.00~1.66	219
	Sept. 06, 2016	206	0.00~1.68	120
	Oct. 07, 2016	105	0.00~1.77	97
	Nov. 01, 2016	118	0.00~1.84	95
	Dec. 07, 2016	211	0.00~1.93	150
	Dec. 08, 2016	43	0.00~1.94	43
	Dec. 15, 2016	12	0.00~1.96	12
	Dec. 20, 2016	309	0.00~1.97	307
	Dec. 28, 2016	76	0.00~1.99	64
	Dec. 30, 2016	210	0.00~2.00	159

Stock granted in 2017	Jan. 09, 2017	28,925	0.00~2.02	25,521
	Feb. 03, 2017	43	0.00~2.09	43
	Apr. 03, 2017	82	0.00~2.25	82
	May 22, 2017	20	0.00~2.39	20
	July 03, 2017	52	0.00~2.50	52
	Aug. 16, 2017	204	0.00~2.62	204
	Aug. 17, 2017	40	0.00~2.63	40
	Aug. 22, 2017	33	0.00~2.64	33
	Aug. 25, 2017	387	0.00~2.65	387
	Sept. 14, 2017	82	0.00~2.70	82
	Oct. 20, 2017	9	0.00~2.80	9
	Nov. 01, 2017	120	0.00~2.84	120
	Nov. 06, 2017	106	0.00~2.85	106
	Dec. 06, 2017	77	0.00~2.93	77
	Dec. 08, 2017	28	0.00~2.94	28
	Dec. 26, 2017	254	0.00~2.99	254
	Dec. 29, 2017	114	0.00~2.99	114

	Total	67,216	Total	46,895

[1]	Mileage stock is exercisable for two years after one year from the grant date. When the mileage stock is exercised, the closing price of prior month is applied. However, in case of transfer or retirement during the vesting period, mileage stock is exercisable at the closing price of the last month prior to transfer or retirement.
[2]	The remaining shares are assessed based on the stock price as of December 31, 2017. These shares are vested immediately at grant date.

As of December 31, 2016 and 2017, the accrued expenses for share-based payments in regards to mileage stock amounted to ￦1,533 million and ￦2,973 million, respectively, and the compensation costs amounting to ￦1,563 million and ￦2,378 million were incurred during the 2016 and 2017, respectively.

32. Net Other Non-operating Income and Expenses

Details of other non-operating income and expenses for the years ended December 31, 2015, 2016 and 2017, are as follows:

	2015		2016		2017
	(In millions of Korean won)
Other non-operating income
Gain on disposal in property and equipment	￦	514	￦	669	￦	10,867
Rent received		24,366		15,847		32,254
Gain on bargain purchase		—		628,614		122,986
Gain on sales of disposal group held for sale		—		—		22,371
Others		266,278		100,409		72,248

Sub-total		291,158		745,539		260,726

Other non-operating expenses
Loss on disposal in property and equipment		1,128		1,835		2,500
Donation		47,602		37,705		54,419
Restoration cost		514		2,255		3,465
Management cost for special bonds		3,099		2,024		3,279
Loss on sales of disposal group held for sale		—		—		45,764
Impairment loss on disposition of disposal group held for sale		—		—		7,198
Impairment loss for goodwill		—		—		1,202
Others		98,351		30,851		104,023

Sub-total		150,694		74,670		221,850

Net other non-operating income	￦	140,464	￦	670,869	￦	38,876

33. Income Tax Expense

Income tax expense for the years ended December 31, 2015, 2016 and 2017, are as follows:

	2015		2016		2017
	(In millions of Korean won)
Tax payable
Current tax expense	￦	342,066	￦	607,175	￦	700,597
Adjustments recognized in the period for current tax of prior years		(17,939)		27,217		(39,445)

Sub-total		324,127		634,392		661,152

Changes in deferred income tax assets (liabilities)[1]		93,221		(201,012)		212,195

Income tax recognized directly in equity
Exchange difference in foreign operation		—		(11,338)		25,674
Remeasurements of net defined benefit liabilities		7,363		(4,093)		(7,240)
Change in value of available-for-sale financial assets		5,177		20,754		(84,781)
Change in value of held-to-maturity financial assets		349		(1,186)		(3,789)
Share of other comprehensive loss of associates		(816)		116		20,975
Cash flow hedges		(486)		(1,423)		(4,368)
Hedges of a net investment in a foreign operation		8,134		2,265		(8,186)
Other comprehensive income for assets held for sale		—		—		(21,498)
Other comprehensive income for separate accounts		—		—		4,829

Sub-total		19,721		5,095		(78,384)

Others		320		—		—

Tax expense	￦	437,389	￦	438,475	￦	794,963

[1]	The corporate tax rate was changed due to the amendment of corporate tax law in 2017. Accordingly, the expected rate has been applied for the deferred tax assets and liabilities that are expected to be utilized in periods after 2018. Amended income tax rate for ￦200 million and below is 11%, for ￦200 million to ￦20 billion is 22%, for ￦20 billion to ￦300 billion is 24.2% and for over ￦300 billion is 27.5%.

An analysis of the net profit before income tax and income tax expense for the years ended December 31, 2015, 2016 and 2017, follows:

	2015			2016			2017
	Tax rate	Amount		Tax rate	Amount		Tax rate	Amount
	(%)	(In millions of Korean won)		(%)	(In millions of Korean won)		(%)	(In millions of Korean won)
Net profit before income tax		￦	2,164,695		￦	2,628,655		￦	4,138,424

Tax at the applicable tax rate[1]	24.18		523,394	24.18		635,673	24.19		1,001,037
Non-taxable income	(3.92)		(84,835)	(7.15)		(188,062)	(5.02)		(207,777)
Non-deductible expense	0.75		16,186	0.64		16,711	0.26		10,706
Tax credit and tax exemption	(0.02)		(427)	(0.04)		(1,079)	(0.04)		(1,658)
Temporary difference for which no deferred tax is recognized	0.27		5,772	0.10		2,749	(0.16)		(6,484)
Deferred tax relating to changes in recognition and measurement	(0.01)		(251)	(0.03)		(828)	(0.12)		(4,894)
Income tax refund for tax of prior years	(0.92)		(19,894)	(0.48)		(12,612)	(0.12)		(4,854)
Income tax expense of overseas branch	0.18		3,827	0.13		3,447	0.04		1,549
Effects from change in tax rate	(0.03)		(671)	(0.03)		(739)	0.42		17,367
Others	(0.26)		(5,712)	(0.64)		(16,785)	(0.24)		(10,029)

Average effective tax rate and tax expense	20.22	￦	437,389	16.68	￦	438,475	19.21	￦	794,963

[1]	Applicable income tax rate for ￦200 million and below is 11%, for ￦200 million to ￦20 billion is 22% and for over ￦20 billion is 24.2% as of December 31, 2015, 2016 and 2017.

Details of current tax assets (income tax refund receivables) and current tax liabilities (income tax payables), as of December 31, 2016 and 2017, are as follows:

	2016
	Tax payables (receivables) before offsetting		Offsetting		Tax payables (receivables) after offsetting
	(In millions of Korean won)
Income tax refund receivables[1]	￦	(226,560)	￦	226,560	￦	—
Income tax payables		668,372		(226,560)		441,812

	2017
	Tax payables (receivables) before offsetting		Offsetting		Tax payables (receivables) after offsetting
	(In millions of Korean won)
Income tax refund receivables[1]	￦	215,702	￦	(215,702)	￦	—
Income tax payables		218,168		215,702		433,870

[1]	Excludes current tax assets of ￦6,324 million (2016: ￦65,738 million) by uncertain tax position and others, which do not qualify for offsetting.

34. Dividends

The dividends paid to the shareholders of the Parent Company in 2016 and 2017 were ￦378,625 million (￦980 per share) and ￦497,969 million (￦1,250 per share), respectively. The dividends to the shareholders of the Parent Company in respect of the year ended December 31, 2017, of ￦1,920 per share, amounting to total dividends of ￦766,728 million, is to be proposed at the annual general shareholders’ meeting on March 23, 2018. The Group’s consolidated financial statements as of December 31, 2017, do not reflect this dividend payable.

35. Accumulated Other Comprehensive Income

Details of accumulated other comprehensive income for the years ended December 31, 2016 and 2017, are as follows:

	2016
	Beginning		Changes except for reclassification		Reclassification to profit or loss		Tax effect		Ending
	(In millions of Korean won)
Remeasurements of net defined benefit liabilities	￦	(133,876)	￦	16,914	￦	—	￦	(4,093)	￦	(121,055)
Exchange differences on translating foreign operations		32,990		31,486		—		(11,338)		53,138
Change in value of available-for-sale financial assets		653,130		30,877		(103,141)		20,754		601,620
Change in value of held-to-maturity financial assets		2,731		(1,448)		6,350		(1,186)		6,447
Shares of other comprehensive income of associates		(89,081)		(7,209)		—		116		(96,174)
Cash flow hedges		(10,173)		16,238		(10,717)		(1,423)		(6,075)
Hedges of a net investment in a foreign operation		(25,477)		(9,360)		—		2,265		(32,572)

Total	￦	430,244	￦	77,498	￦	(107,508)	￦	5,095	￦	405,329

	2017
	Beginning		Changes except for reclassification		Reclassification to profit or loss		Tax effect		Replaced by retained earnings		Replaced by assets held for sale		Replaced by disposal group held for sale		Ending
	(In millions of Korean won)
Remeasurements of net defined benefit liabilities	￦	(121,055)	￦	29,925	￦	—	￦	(7,240)	￦	—	￦	—	￦	1,985	￦	(96,385)
Exchange differences on translating foreign operations		53,138		(135,401)		—		25,674		—		—		—		(56,589)
Change in the fair value of available-for-sale financial assets		601,620		200,700		(22,357)		(84,781)		—		—		(861)		694,321
Change in value of held-to-maturity financial assets		6,447		(2,868)		132		(3,789)		—		—		—		(78)
Shares of other comprehensive income of associates and joint ventures		(96,174)		2,288		10,135		20,975		(3,492)		67,337		—		1,069
Cash flow hedges		(6,075)		(100,816)		126,239		(4,368)		—		—		—		14,980
Hedges of net investments in foreign operations		(32,572)		34,800		—		(8,186)		—		—		—		(5,958)
Other comprehensive income of separate account		—		(97,001)		78,480		4,829		—		—		—		(13,692)
Other comprehensive income of disposal group held for sale		—		—		(861)		—		1,985		—		(1,124)		—
Other comprehensive income of assets held for sale		—		—		88,835		(21,498)		—		(67,337)		—		—

	￦	405,329	￦	(68,373)	￦	280,603	￦	(78,384)	￦	(1,507)	￦	—	￦	—	￦	537,668

36. Earnings per Share

36.1 Basic Earnings Per Share

Basic earnings per share is calculated by dividing profit and loss attributable to ordinary equity holders of the Parent Company by the weighted average number of ordinary shares outstanding, excluding the treasury shares, during the years ended December 31, 2015, 2016 and 2017.

Weighted average number of ordinary shares outstanding:

	2015	2016	2017
	(In number of shares)
Beginning (A)	386,351,693	386,351,693	418,111,537
Issue of ordinary shares related to business combination (B)	—	6,421,389	—
Acquisition of treasury shares (C)	—	(9,153,437)	(21,618,520)
Sales of treasury shares (D)	—	—	2,231,945

Weighted average number of ordinary shares outstanding (E=A+B+C+D)	386,351,693	383,619,645	398,724,962

Basic earnings per share:

	2015		2016		2017
	(in Korean won and in number of shares)
Profit attributable to ordinary shares (F)	￦	1,698,317,850,139	￦	2,143,744,271,801	￦	3,311,437,880,186
Weighted average number of ordinary shares outstanding (G)		386,351,693		383,619,645		398,724,962
Basic earnings per share (H = F / G)	￦	4,396	￦	5,588	￦	8,305

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

Adjusted profit for diluted earnings per share for the years ended December 31, 2015, 2016 and 2017, are as follows:

	2015		2016		2017
	(In Korean won)
Profit attributable to ordinary shares	￦	1,698,317,850,139	￦	2,143,744,271,801	￦	3,311,437,880,186
Adjustment		—		—		—

Adjusted profit for diluted earnings	￦	1,698,317,850,139	￦	2,143,744,271,801	￦	3,311,437,880,186

Adjusted weighted average number of ordinary shares outstanding to calculate diluted earnings per share for the years ended December 31, 2015, 2016 and 2017, are as follows:

	2015	2016	2017
	(in number of shares)
Weighted average number of ordinary shares outstanding	386,351,693	383,619,645	398,724,962
Adjustment:
Stock grants	1,741,558	2,013,044	2,319,533
Adjusted weighted average number of ordinary shares outstanding for diluted earnings per share	388,093,251	385,632,689	401,044,495

Diluted earnings per share for the years ended December 31, 2015, 2016 and 2017, are as follows:

	2015		2016		2017
	(in Korean won and in number of shares)
Adjusted profit for diluted earnings per share	￦	1,698,317,850,139	￦	2,143,744,271,801	￦	3,311,437,880,186
Adjusted weighted average number of ordinary shares outstanding for diluted earnings per share		388,093,251		385,632,689		401,044,495
Diluted earnings per share	￦	4,376	￦	5,559	￦	8,257

37. Insurance Contracts

37.1 Insurance Assets

Details of deferred acquisition costs included in other assets as of December 31, 2016 and 2017, are as follows:

	2016		2017
	(In millions of Korean won)
Non-life insurance	￦	—	￦	267,602
Life insurance		122,151		130,393

Total	￦	122,151	￦	397,995

Changes in the deferred acquisition costs for the years ended December 31, 2016 and 2017, are as follows:

	2016
	Beginning		Increase		Decrease		Ending
	(In millions of Korean won)
Life insurance	￦	106,645	￦	116,433	￦	(100,927)	￦	122,151

Total	￦	106,645	￦	116,433	￦	(100,927)	￦	122,151

	2017
	Beginning		Increase		Decrease		Ending
	(In millions of Korean won)
Non-life insurance	￦	—	￦	521,090	￦	(253,488)	￦	267,602
Life insurance		122,151		116,826		(108,584)		130,393

Total	￦	122,151	￦	637,916	￦	(362,072)	￦	397,995

Details of reinsurance assets included in other assets as of December 31, 2016 and 2017, are as follows:

		2016		2017
		(In millions of Korean won)
Non-life insurance	Reserve for outstanding claims
	General insurance	￦	—	￦	480,760
	Automobile insurance		—		13,320
	Long-term insurance		—		89,317
	Unearned premium reserve
	General insurance		—		178,586
	Automobile insurance		—		14,986

	Sub-total		—		776,969

Life insurance	Reserve for outstanding claims		1,301		1,410
	Unearned premium reserve		473		490

	Sub-total		1,774		1,900

Others	Reserve for outstanding claims		3,041		3,670
	Unearned premium reserve		1,180		1,075

	Sub-total		4,221		4,745

Total reinsurance assets			5,995		783,614
Allowance for impairment			—		629

Total reinsurance assets, net		￦	5,995	￦	782,985

The changes in reinsurance assets included in other assets as of December 31, 2016 and 2017, are as follows:

		2016
		Beginning		Net increase (decrease)		Ending
		(In millions of Korean won)
Life insurance	Reserve for outstanding claims	￦	1,511	￦	(210)	￦	1,301
	Unearned premium reserve		492		(19)		473

	Sub-total		2,003		(229)		1,774

Others	Reserve for outstanding claims		2,114		927		3,041
	Unearned premium reserve		1,727		(547)		1,180

	Sub-total		3,841		380		4,221

Total reinsurance assets			5,844		151		5,995
Allowance for impairment			—		—		—

Total reinsurance assets, net		￦	5,844	￦	151	￦	5,995

		2017
		Beginning		Business combination		Net increase (decrease)		Ending
		(In millions of Korean won)
Non-life insurance	Reserve for outstanding claims
	General insurance	￦	—	￦	391,305	￦	89,455	￦	480,760
	Automobile insurance		—		15,943		(2,623)		13,320
	Long-term insurance		—		87,887		1,430		89,317
	Unearned premium reserve
	General insurance		—		218,479		(39,893)		178,586
	Automobile insurance		—		17,373		(2,387)		14,986
	Long-term insurance		—		2		(2)		—

	Sub-total		—		730,989		45,980		776,969

Life insurance	Reserve for outstanding claims		1,301		—		109		1,410
	Unearned premium reserve		473		—		17		490

	Sub-total		1,774		—		126		1,900

Others	Reserve for outstanding claims		3,041		—		629		3,670
	Unearned premium reserve		1,180		—		(105)		1,075

	Sub-total		4,221		—		524		4,745

Total reinsurance assets			5,995		730,989		46,630		783,614
Allowance for impairment			—		738		(109)		629

Total reinsurance assets, net		￦	5,995	￦	730,251	￦	46,739	￦	782,985

37.2 Insurance Liabilities

Details of insurance liabilities as of December 31, 2016 and 2017 are as follows:

	2016
	Life insurance		Others		Total
	(In millions of Korean won)
Long-term insurance premium reserve	￦	7,161,698	￦	—	￦	7,161,698
Reserve for outstanding claims		69,659		3,041		72,700
Unearned premium reserve		869		1,180		2,049
Reserve for participating policyholders’ dividends on long-term insurance		25,923		—		25,923
Unallocated Divisible Surplus to Future Policyholders		9,273		—		9,273
Reserve for compensation for losses on dividend-paying insurance contracts		8,544		—		8,544
Guarantee reserve		10,657		—		10,657

Total	￦	7,286,623	￦	4,221	￦	7,290,844

	2017
	Non-life insurance		Life insurance		Others		Total
	(In millions of Korean won)
Long-term insurance premium reserve	￦	20,697,290	￦	7,278,112	￦	—	￦	27,975,402
Reserve for outstanding claims		2,148,923		78,423		3,670		2,231,016
Unearned premium reserve		1,392,211		1,511		1,075		1,394,797
Reserve for participating policyholders’ dividends on long-term insurance		94,005		29,150		—		123,155
Unallocated Divisible Surplus to Future Policyholders		24,304		6,264		—		30,568
Reserve for compensation for losses on dividend-paying insurance contracts		25,730		7,920		—		33,650
Guarantee reserve		—		12,687		—		12,687

Total	￦	24,382,463	￦	7,414,067	￦	4,745	￦	31,801,275

The changes in insurance liabilities for the years ended December 31, 2016 and 2017, are as follows:

		2016
		Beginning		Net increase (decrease)[2]		Ending
		(In millions of Korean won)
Life insurance	Pure endowment insurance	￦	4,840,555	￦	310,391	￦	5,150,946
	Death insurance		156,179		86,829		243,008
	Joint insurance		1,906,777		(34,071)		1,872,706
	Group insurance		1,895		252		2,147
	Other		15,452		2,364		17,816
Others[1]			3,841		380		4,221

Total		￦	6,924,699	￦	366,145	￦	7,290,844

		2017
		Beginning		Business combination		Net increase (decrease)[2]		Ending
		(In millions of Korean won)
Non-life insurance	General insurance	￦	—	￦	1,161,059	￦	33,201	￦	1,194,260
	Automobile insurance		—		1,448,313		29,256		1,477,569
	Long-term insurance		—		20,166,857		1,431,268		21,598,125
	Long-term investment contract		—		113,210		(701)		112,509
Life insurance	Pure endowment insurance		5,150,946		—		98,681		5,249,627
	Death insurance		243,008		—		123,295		366,303
	Joint insurance		1,872,706		—		(89,821)		1,782,885
	Group insurance		2,147		—		(1,078)		1,069
	Other		17,816		—		(3,633)		14,183
Others[1]			4,221		—		524		4,745

Total		￦	7,290,844	￦	22,889,439	￦	1,620,992	￦	31,801,275

[1]	Consists of contractor’s profit dividend reserve and loss on dividend insurance reserve
[2]	Including currency translation effect and decrease in liability related to investment contract

37.3 Liability adequacy test

37.3.1 Non-life insurance

(a) Assumptions and basis for the insurance liability adequacy test as of December 31, 2017, is as follows

	Assumptions (%)	Basis
Long-term insurance
Discount rate	2.57~8.59	Applied regulator’s scenario requiring use of liquidity premium over risk-free rate
Expense ratio	6.51	Reflected parent’s future expense cost based on last one-year data
Lapse ratio	1.30~34.80	Based on recent 5 year data
Mortality	12.00~633.00	Rate of risk to the anticipated risk premium of the insurer for the last 5 years
General insurance
Expense ratio	13.21	Expense ratio divided by most last 1 year accrued insurance premium
Appraisal cost ratio	4.73	Appraisal cost divided by most last 3 year accrued insurance premium
Claim settlement ratio	67.23	Claim payment divided by most last 5 year accrued insurance premium
Automobile insurance
Expense ratio	11.00	Expense ratio divided by most last 1 year accrued insurance premium
Appraisal cost ratio	9.33	Appraisal cost divided by most last 3 year accrued insurance premium
Claim settlement ratio	77.02	Claim payment divided by most last 5 year accrued insurance premium

The results of liability adequacy test as of December 31, 2017, are as follows:

	2017
	Recognized liabilities[1]		Estimated adequate liabilities		Shortfall(surplus)
	(In millions of Korean won)
Long-term insurance	￦	16,975,710	￦	8,736,966	￦	(8,238,744)
General insurance		424,800		376,305		(48,495)
Automobile insurance		1,050,576		1,004,551		(46,025)

Total	￦	18,451,086	￦	10,117,822	￦	(8,333,264)

[1]	For long-term insurance, it is an amount after deduction of the deferred acquisition costs from insurance premium reserve. For general insurance and automobile insurance, it is an amount including the unearned premium based on original insurance.

On the other hand, as a result of adequacy test, the Group did not set additional reserve as the surplus exceeds the deficit amount. As such, there was no amount recorded as a result of liability adequacy test.

37.3.2 Life insurance

Assumptions and basis for the insurance liability adequacy test as of December 31, 2016 and 2017, are as follows:

	Assumptions(%)		Basis
	2016	2017
Rate of surrender value	0.48~85.55	0.44~60.30	Rate of surrender value for the last 5 years
Rate of claim	6~140	6~118	Rate of claim payment for the last 7 years
Discount rate	-2.74~16.14	-1.76~14.37	Estimated investment assets profit ratio based on the interest rate scenario provided by the Financial Supervisory Service

Indirect costs included in commission and operating expenses were calculated based on unit cost of the expense allocation standards of the last year in accordance with the Regulation on Insurance Supervision. Direct costs included in commission and operating expenses were calculated based on estimates of future expense according to the Group’s regulations.

The results of liability adequacy test as of December 31, 2016 and 2017, are as follows:

		2016
		Recognized liabilities		Estimated adequate liabilities		Shortfall(surplus)
		(In millions of Korean won)
Fixed interest type	Participating	￦	31,248	￦	51,016	￦	19,768
	Non-participating		60,860		14,121		(46,739)

Variable interest type	Participating		1,136,049		1,115,129		(20,920)
	Non-participating		5,514,847		5,032,493		(482,354)

Variable type			(29,025)		(84,881)		(55,856)

Total		￦	6,713,979	￦	6,127,878	￦	(586,101)

		2017
		Recognized liabilities		Estimated adequate liabilities		Shortfall(surplus)
		(In millions of Korean won)
Fixed interest type	Participating	￦	30,702	￦	49,259	￦	18,557
	Non-participating		97,093		11,372		(85,721)

Variable interest type	Participating		1,136,444		1,116,410		(20,034)
	Non-participating		5,581,698		4,896,433		(685,265)

Variable type			(28,699)		(106,835)		(78,136)

Total		￦	6,817,238	￦	5,966,639	￦	(850,599)

On the other hand, as a result of adequacy test, the group did not set additional reserve as the surplus exceeds the deficit amount. As such, there was no amount recorded as a result of liability adequacy test.

37.4 Insurance Income and Expenses

		2015		2016		2017
		(In millions of Korean won)
Insurance income	Premium income	￦	1,363,005	￦	1,190,422	￦	8,234,731
	Reinsurance income		10,368		10,930		564,894
	Separate account income		—		—		118,080
	Income of change in reinsurance assets		—		—		49,466
	Other insurance income		—		—		3,821

	Sub-total		1,373,373		1,201,352		8,970,992

Insurance expenses	Insurance claims paid		100,581		158,789		2,945,158
	Dividend expenses		607		910		6,233
	Refunds of surrender value		634,168		690,207		2,193,843
	Reinsurance expenses		12,757		12,286		652,910
	Provision of policy reserves		659,501		366,145		1,644,389
	Separate account expenses		(377)		(207)		65,773
	Insurance operating expenses		(3,348)		(9,903)		293,591
	Deferred acquisition costs		75,098		100,928		361,909
	Expenses of change in reinsurance assets		—		—		(126)
	Claim survey expenses paid		—		—		20,564
	Other insurance expenses		—		—		193,038

	Sub-total		1,478,987		1,319,155		8,377,282

Net insurance income(expenses)		￦	(105,614)	￦	(117,803)	￦	593,710

37.5 Risk management of non-life insurance

37.5.1 Overview

Insurance risk is the risk that arises from a primary operation of insurance companies that is associated with acceptance of insurance contract and payment of claims, and is classified as the insurance price risk and the reserves risk. The insurance price risk is the risk of loss that might occur when the actual risk exceeds the expected risk rate or expected insurance operating expenses ratios in calculation of premiums. It is the risk of loss that arises from differences between actual payment of claims and premiums received from policyholders. The reserves risk is the risk that arises due to a deficit in reserves at the date of assessment, making the Group unable to cover the actual claims payment in the future.

37.5.2 Purposes, policies and procedures to manage risk arising from insurance contracts

The risks associated with insurance contract that the Group faces are the insurance actuarial risk and the acceptance risk. Each risk occurs due to insurance contract’s pricing and conditions of acceptance. In order to minimize acceptance risk, the Group establishes guidelines and procedure for acceptance and out lines specific conditions for acceptance by product. In addition, expected risk level at the date of pricing is compared with actual risk of contracts after acceptance and the interest rate is adjusted accordingly, conditions of sale is changed, sale of goods is interrupted and other measures are taken in order to reduce insurance actuarial risk. The Group has a committee to discuss status of product acceptance risk and interest rate policy. The committee decides important matters to set the processes that allow minimizing the insurance actuarial risk, the acceptance risk and other business related risk.

In addition, according to reinsurance operating standards, the Group establishes an operating strategy of reinsurance for large claims expense due to unexpected catastrophic events. The Group supports so that policyholders are safe and the Group’s stable profit can be achieved. For the long-term goal, the Group manages risk at a comprehensive level to keep its value at the maximum.

The Group’s entire risk is calculated by using RBC method. The Group sets the risk appetite limits in order that the calculated risk level is maintained at an appropriate level compared to available capital. Portfolio of assets and products are monitored to improve profit compared to risk.

37.5.3 Exposure to insurance price risk

According to RBC standard, exposure to insurance price risk is defined as net written premiums for prior 1 year that is calculated by adding and subtracting original insurance premium, assumed reinsurance premium and ceded reinsurance premium.

The Group’s exposure to insurance price risk as of December 31, 2017 as follows:

	2017
	Direct insurance		Inward reinsurance		Outward reinsurance		Total
	(In millions of Korean won)
General	￦	906,603	￦	84,056	￦	(518,099)	￦	472,560
Automobile		2,000,232		—		(34,579)		1,965,653
Long-term		2,020,782		—		(276,325)		1,744,457

Total	￦	4,927,617	￦	84,056	￦	(829,003)	￦	4,182,670

37.5.4 Concentration of Insurance risk

The Group is selling general non-life insurances (fire, maritime, injury, technology, liability, package, title, guarantee and special type insurances), automobile insurances (for private use, for hire, for business, bicycle and other), long-term insurances (long-term non-life, property damage, injury, driver, savings, illness, nursing and pension) and various other insurances. The Group’s risk is distributed through reinsurance, joint acceptance and diversified selling. In addition, insurances that cover serious damage of risk, although with rare possibility of the occurrence of disaster, such as storm and flood insurance are limited, and the Group controls the risk through joint acquisition.

Loss development tables

The Group uses claim development of payments and the estimated ultimate claims for the accident years in order to maintain overall reserve adequacy in respect of general, automobile and long-term insurance. When the estimated ultimate claims are greater than claim payments, the Group establishes additional reserves. Loss development tables as of December 31, 2017, are as follows:

General Insurance

	Payment year
Accident year	After 1 year		After 2 years		After 3 years		After 4 years		After 5 years
	(In millions of Korean won)
Estimate of gross ultimate claims (A)
2013.1.1~2013.12.31	￦	170,587	￦	203,250	￦	208,100	￦	207,329	￦	206,450
2014.1.1~2014.12.31		127,903		144,915		146,430		146,533		—
2015.1.1~2015.12.31		125,170		145,637		148,165		—		—
2016.1.1~2016.12.31		145,618		168,127		—		—		—
2017.1.1~2017.12.31		168,409		—		—		—		—

Total		737,687		661,929		502,695		353,862		206,450

Gross cumulative claim payments (B)
2013.1.1~2013.12.31		133,479		184,209		198,286		200,931		202,093
2014.1.1~2014.12.31		94,901		129,652		136,689		141,170		—
2015.1.1~2015.12.31		93,443		130,430		137,854		—		—
2016.1.1~2016.12.31		108,098		151,583		—		—		—
2017.1.1~2017.12.31		132,430		—		—		—		—

Total		562,351		595,874		472,829		342,101		202,093

Difference (A-B)	￦	175,336	￦	66,055	￦	29,866	￦	11,761	￦	4,357

Automobile Insurance

(In millions of Korean won)	Payment year
Accident year	After 1 year		After 2 years		After 3 years		After 4 years		After 5 years		After 6 years		After 7 years
	(In millions of Korean won)
Estimate of gross ultimate claims (A)
2011.1.1~2011.12.31	￦	1,088,801	￦	1,105,501	￦	1,115,281	￦	1,119,872	￦	1,122,637	￦	1,124,045	￦	1,125,203
2012.1.1~2012.12.31		1,117,650		1,146,779		1,155,529		1,162,075		1,164,774		1,166,470		—
2013.1.1~2013.12.31		1,131,945		1,156,535		1,170,968		1,179,458		1,179,323		—		—
2014.1.1~2014.12.31		1,174,611		1,193,832		1,205,524		1,212,025		—		—		—
2015.1.1~2015.12.31		1,227,106		1,245,780		1,256,058		—		—		—		—
2016.1.1~2016.12.31		1,276,939		1,281,381		—		—		—		—		—
2017.1.1~2017.12.31		1,342,998		—		—		—		—		—		—

Total		8,360,050		7,129,808		5,903,360		4,673,430		3,466,734		2,290,515		1,125,203

Gross cumulative claim payments(B)
2011.1.1~2011.12.31		929,491		1,066,885		1,093,589		1,109,202		1,117,381		1,119,765		1,120,687
2012.1.1~2012.12.31		939,239		1,105,672		1,135,064		1,149,585		1,156,150		1,159,614		—
2013.1.1~2013.12.31		939,569		1,114,063		1,145,110		1,161,624		1,168,617		—		—
2014.1.1~2014.12.31		969,211		1,150,462		1,180,953		1,196,387		—		—		—
2015.1.1~2015.12.31		1,020,975		1,198,241		1,228,357		—		—		—		—
2016.1.1~2016.12.31		1,052,830		1,235,656		—		—		—		—		—
2017.1.1~2017.12.31		1,104,158		—		—		—		—		—		—

Total		6,955,473		6,870,979		5,783,073		4,616,798		3,442,148		2,279,379		1,120,687

Difference (A-B)	￦	1,404,577	￦	258,829	￦	120,287	￦	56,632	￦	24,586	￦	11,136	￦	4,516

Long-term Insurance

	Payment year
Accident year	After 1 year		After 2 years		After 3 years		After 4 years		After 5 years
		(In millions of Korean won)
Estimate of ultimate claims (A)
2013.1.1~2013.12.31	￦	709,602	￦	965,587	￦	997,607	￦	1,003,646	￦	1,006,025
2014.1.1~2014.12.31		789,087		1,083,048		1,114,821		1,119,206		—
2015.1.1~2015.12.31		885,476		1,219,393		1,256,051		—		—
2016.1.1~2016.12.31		1,064,744		1,437,573		—		—		—
2017.1.1~2017.12.31		1,184,224		—		—		—		—

Total		4,633,133		4,705,601		3,368,479		2,122,852		1,006,025

Gross cumulative claim payments (B)
2013.1.1~2013.12.31		671,500		953,494		989,957		999,944		1,003,715
2014.1.1~2014.12.31		744,944		1,065,792		1,104,468		1,114,341		—
2015.1.1~2015.12.31		836,471		1,205,130		1,248,475		—		—
2016.1.1~2016.12.31		1,017,243		1,424,948		—		—		—
2017.1.1~2017.12.31		1,130,868		—		—		—		—

Total		4,401,026		4,649,364		3,342,900		2,114,285		1,003,715

Difference (A-B)	￦	232,107	￦	56,237	￦	25,579	￦	8,567	￦	2,310

37.5.5 Sensitivity analysis of insurance risk

The Group manages insurance risk by performing sensitivity analysis based on discount rate, loss ratio and insurance operating expenses ratio which are considered to have significant influence on future cash flow, timing and uncertainty. According to result of sensitivity analysis there is no material influence on the equity and net profit before tax.

	Assumption change	2017 Effect on LAT
		(In millions of Korean won)
Surrenders and termination rates	10%	￦ 373,772
	-10%	(334,351)
Loss ratio	10%	3,146,419
	-10%	(3,146,419)
Insurance operating expenses ratio	10%	276,741
	-10%	(276,741)
Discount rate	+0.5%	(1,087,451)
	-0.5%	1,367,045

37.5.6 Liquidity risk of insurance contracts

Liquidity risk arising from insurance contracts is the increase in refunds at maturity caused by concentrations of maturity, the increase in surrender values caused by unexpected amounts in cancellation and the increase in payments of claims caused by catastrophic events. The Group manages payment of refunds payable at maturity by analyzing maturity of insurance.

Premium reserve’s maturity structure as of December 31, 2017 as follows:

	2017[1]
	Within 1 year		1~5 years		5~10 years		10~20 years		More 20 years		Total
	(In millions of Korean won)
Long-term insurance non-participating
Non-linked	￦	26,239	￦	297,196	￦	117,610	￦	40,229	￦	94,477	￦	575,751
Linked		458,340		2,723,485		2,135,336		926,591		10,269,931		16,513,683

Sub-total		484,579		3,020,681		2,252,946		966,820		10,364,408		17,089,434

Annuity
Non-linked		19		92		2,117		3,956		1,401		7,585
Linked		153		46,987		307,455		1,089,983		2,141,589		3,586,167

Sub-total		172		47,079		309,572		1,093,939		2,142,990		3,593,752

Asset-linked
Linked		—		27,499		—		—		—		27,499
Total
Non-linked		26,258		297,288		119,727		44,185		95,878		583,336
Linked		458,493		2,797,971		2,442,791		2,016,574		12,411,520		20,127,349

Total	￦	484,751	￦	3,095,259	￦	2,562,518	￦	2,060,759	￦	12,507,398	￦	20,710,685

[1]	Includes long-term investment contract amounting to ￦112,510 million.

37.5.7 Credit risk of insurance contract

Credit risk of insurance contract is the economic loss arising from non-performing contractual obligations due to decline in credit ratings or default. Through strict internal review, the Group cedes insurance contracts to the insurers rated above BBB- of S&P rating.

As of December 31, 2017, there are 219 reinsurance companies that deal with the Group, and the top three reinsurance companies’ concentration and credit ratings are as follows:

Reinsurance company	Ratio	Credit rating
KOREAN RE	65.45%	AA
SWISSRE	4.61%	AAA
HDIgerling	3.69%	AA+

Exposures to credit risk related to reinsurance as of December 31, 2017 as follows:

	2017
	(In millions of Korean won)
Reinsurance assets[1]	￦	776,340
Net receivables from reinsurers[2]		237,750

Total	￦	1,014,090

[1]	Net carrying amounts after impairment loss
[2]	Net carrying amounts of each reinsurance company that offsets reinsurance accounts receivable and reinsurance accounts payable and after allowance for loan losses

37.5.8 Interest risk of insurance contract

The interest rate risk exposure from the Group’s insurance contracts is the risk of unexpected losses in net interest income or net assets arising from changes in interest rates and it is managed to minimize the loss experienced. For long-term, non-life insurance contracts, the Group calculates exposure of interest-bearing assets and interest-bearing liabilities. Liabilities exposure is premium reserves after subtracting costs of termination deductions. Asset exposure is interest-bearing assets. Assets that receive only fees without interest are excluded from interest bearing assets. Exposures to interest rate risk as of December 31, 2017 are as follows:

i) Exposure to interest rate risk

	2017
		(In millions of Korean won	)
Liabilities
Fixed interest rate	￦	582,345
Variable interest rate		18,548,946

Total		19,131,291

Assets
Due from banks		167,312
Financial assets at fair value through profit or loss		325,844
Available-for-sale financial assets		6,066,290
Held-to-maturity financial assets		6,501,529
Loans		6,338,470

Total	￦	19,399,445

ii) Measurement and recognition method

Duration is used to measure interest rate risk within risk based solvency test. ALM system for risk based solvency test is utilized to manage interest rate risk internally. In addition, Risk Management Committee sets ALM strategy every year to manage interest rate risk.

iii) Sensitivity to changes in interest rates

Generally, when interest rates rise, the value and duration of assets and liabilities fall, when interest rates fall, value and duration of assets and liabilities increase. When duration of assets is shorter than duration of liabilities, the interest risk is increased if the interest rates fall since increased asset value is smaller than liabilities increase.

iv) Negative spread risk control

To control interest expenses from other liabilities and investment incomes from assets, the Group publicizes its interest rate considering market interest rate and return on invested insurance assets of the Group.

37.6 Risk management of life insurance

37.6.1 Overview

Insurance risk is the risk of loss arising from the actual risk at the time of claims exceeding the estimated risk at the time of underwriting. Insurance risk is classified by insurance price risk and policy reserve risk. Insurance price risk is the risk of loss arising from differences between premiums from policyholders and actual claims paid. Policy reserve risk is the risk of loss arising from differences between policy reserves the Group holds and actual claims to be paid. The Group measures only insurance price risk under RBC requirement because life insurance claim payout is mainly in a fixed amount with less volatility in policy reserve and shorter waiting period before payment

37.6.2 Concentration of insurance risk and reinsurance policy

The Group uses reinsurance to mitigate concentration of insurance risk seeking an enhanced capital management. The Group categorized reinsurance into group and individual contracts, and reinsurance is ceded through the following process:

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

37.6.3 The characteristic and exposure of insurance price risk

The Group measures the exposure of insurance price risk as the shortfall of the risk premiums received compared to the claims paid on all insurance contracts for the last one year preceding the reporting date. The insurance risk of a life insurance company is measured by insurance price risk. As the life insurance coverage is in the form of a fixed payment, the fluctuation of policy reserve is small and the period from insured event to claims payment is not long. The policy reserve risk is managed by assessments of adequacy of the policy reserve. The insurance price risk is managed through insurance risk management regulation established by Risk Management Committee.

The maximum exposures to insurance price risk as of December 31, 2016 and 2017, are as follows:

	2016
	Before reinsurance mitigation		After reinsurance mitigation
	(In millions of Korean won)
Death	￦	13,662	￦	9,272
Disability		1,341		947
Hospitalization		1,022		777
Operation and diagnosis		2,341		1,856
Actual losses for medical expense		468		299
Others		581		544

Total	￦	19,415	￦	13,695

	2017
	Before reinsurance mitigation		After reinsurance mitigation
	(In millions of Korean won)
Death	￦	14,356	￦	10,279
Disability		1,331		899
Hospitalization		1,233		747
Operation and diagnosis		3,326		1,977
Actual losses for medical expense		817		403
Others		753		376

Total	￦	21,816	￦	14,681

Average ratios of claims paid per risk premium received on the basis of exposure before mitigation for the past three years as of December 31, 2016 and 2017, were 68.9% and 65.9%, respectively.

The exposure of market risk arising from embedded derivatives included in host insurance contracts as of December 31, 2016 and 2017, are as follows:

	2016				2017
	Policyholders reserve[1]		Guarantee reserve		Policyholders reserve[1]		Guarantee reserve
	(In millions of Korean won)
Variable annuity	￦	491,137	￦	3,702	￦	461,309	￦	3,485
Variable universal		105,218		4,855		97,893		3,572
Variable saving		256,262		179		429,985		316

Total	￦	852,617	￦	8,736	￦	989,187	￦	7,373

[1]	Excluding the amount of the lapsed reserve

37.6.4 Assumptions used in measuring insurance liabilities

The Group applies assumed rates defined in the premium and liability reserve calculation manual under regulation on supervision of insurance business when measuring insurance liabilities at every reporting period. For interest sensitive insurance, credit rate stated in the premium and liabilities reserve calculation manual, which is calculated based on adjusted external base rate and return rate of asset management according to Article 6-12 of the Regulation on Supervision of Insurance Business.

Reserve amount should exceed the standard reserve which is calculated using the standard interest rate and standard risk rate under regulation on supervision of insurance business.

37.6.5 Premium reserves and unearned premium reserves residual maturity

Premium reserves and unearned premium reserves classified based on each residual maturity as of December 31, 2016 and 2017, are as follows:

	2016
	Less than 3 years		3-5 years		5-10 years		10-15 years		15-20 years		20 years or more		Total
	(In millions of Korean won)
Premium reserves	￦	730,903	￦	597,166	￦	1,207,513	￦	558,322	￦	348,269	￦	3,719,525	￦	7,161,698
Unearned premium reserves		803		—		1		1		—		64		869

	2017
	Less than 3 years		3-5 years		5-10 years		10-15 years		15-20 years		20 years or more		Total
	(In millions of Korean won)
Premium reserves	￦	971,517	￦	660,139	￦	829,157	￦	591,689	￦	333,031	￦	3,892,579	￦	7,278,112
Unearned premium reserves		161		—		2		1		—		1,347		1,511

38. Supplemental Cash Flow Information

Cash and cash equivalents as of December 31, 2016 and 2017, are as follows:

	2016		2017
	(In millions of Korean won)
Cash	￦	2,158,268	￦	2,167,911
Checks with other banks		400,422		430,253
Due from Bank of Korea		7,676,491		8,981,665
Due from other financial institutions		7,649,682		8,237,996

Sub-total		17,884,863		19,817,825

Restricted cash from financial institutions		(9,301,946)		(10,613,089)
Due from financial institutions with original maturities over three months		(1,168,081)		(799,838)

Sub-total		(10,470,027)		(11,412,927)

Total	￦	7,414,836	￦	8,404,898

Significant non-cash transactions for the years ended December 31, 2015, 2016 and 2017, are as follows:

	2015		2016		2017
	(In millions of Korean won)
Decrease in loans due to the write-offs	￦	1,418,960	￦	1,399,315	￦	1,033,056
Changes in accumulated other comprehensive income due to valuation of financial investments		(28,969)		(47,871)		89,117
Decrease in accumulated other comprehensive income from measurement of investment securities in associates		222		(7,093)		100,735
Change in shares of investment in associate due to KB Insurance Co., Ltd.’s inclusion of the consolidation scope		—		—		(1,417,397)
Change in shares of investment in associate due to Hyundai Securities Co., Ltd.’s inclusion of the consolidation scope		—		(1,459,604)		—
Increase in financial investments due to debt-for-equity swap with Taihan Electric Wire Co., Ltd.		14,729		—		—

Cash inflows and outflows from income tax, interests and dividends for the year December 31, 2015, 2016 and 2017, are as follows:

	Activity	2015		2016		2017
		(In millions of Korean won)
Income tax paid	Operating	￦	218,215	￦	231,786	￦	646,802
Interest received	Operating		10,976,847		10,208,678		11,243,363
Interest paid	Operating		4,569,076		3,707,653		3,444,715
Dividends received	Operating		160,562		132,654		229,289
Dividends paid	Financing		301,354		378,625		497,969

Changes in liabilities arising from financing activities

Changes in liabilities and assets that hedge liabilities arising from financing activities for the year ended December 31, 2017 are as follows:

	2017
					Non-cash changes
	Beginning		Net cash flows		Acquisition (Disposal)		Changes in foreign exchange rates		Changes in fair value		Business Combination		Other changes		Ending
	(In millions of Korean won)
Derivatives held for hedging[1]	￦	6,715	￦	63,827	￦	—	￦	—	￦	(159,530)	￦	(132,843)	￦	19,814	￦	(202,017)
Debts		26,251,486		4,272,011		—		(996,029)		(34,800)		(584,245)		(87,495)		28,820,928
Debentures		34,992,057		10,465,410		—		(429,880)		(11,931)		(34,600)		11,668		44,992,724
Other payables from trust accounts		4,430,508		587,523		—		—		—		—		—		5,018,031
Others		147,946		150,012		678		12		—		24,061		2,728		325,437

	￦	65,828,712	￦	15,538,783	￦	678	￦	(1,425,897)	￦	(206,261)	￦	(727,627)	￦	(53,285)	￦	78,955,103

[1]	Derivatives held for hedging purposes are the net amount after offsetting liabilities from assets

The net cash outflow associated with the change of the subsidiaries for the year ended December 31, 2017 was ￦405,817 million. The net cash outflow related to the KB Insurance Co., Ltd business combination was ￦647,953 million.

39. Contingent Liabilities and Commitments

Details of payment guarantees as of December 31, 2016 and 2017, are as follows:

	2016		2017
	(In millions of Korean won)
Confirmed payment guarantees
Confirmed payment guarantees in Korean won
Payment guarantees for KB purchasing loan	￦	329,051	￦	252,817
Other payment guarantees		858,951		530,272

Sub-total		1,188,002		783,089

Confirmed payment guarantees in foreign currency
Acceptances of letter of credit		234,125		147,987
Letter of guarantees		64,189		60,853
Bid bond		64,242		46,984
Performance bond		703,076		563,506
Refund guarantees		1,689,343		778,779
Other payment guarantees in foreign currency		1,593,770		1,960,769

Sub-total		4,348,745		3,558,878

Financial guarantees
Guarantees for Debenture-Issuing		31,000		—
Payment guarantees for mortgage		25,994		57,446
Overseas debt guarantees		272,255		285,576
International financing guarantees in foreign currencies		52,961		46,953
Other financing payment guarantees		334		270,029

Sub-total		382,544		660,004

Total Confirmed acceptances and guarantees		5,919,291		5,001,971

Unconfirmed acceptances and guarantees
Guarantees of letter of credit		2,068,105		2,250,542
Refund guarantees		217,272		384,959

Total Confirmed acceptances and guarantees		2,285,377		2,635,501

Total	￦	8,204,668	￦	7,637,472

Acceptances and guarantees by counterparty as of December 31, 2016 and 2017, are as follows:

	2016
	Confirmed guarantees		Unconfirmed guarantees		Total		Proportion (%)
	(In millions of Korean won)
Corporations	￦	5,129,393	￦	1,644,556	￦	6,773,949	82.56
Small companies		623,424		479,514		1,102,938	13.44
Public and others		166,474		161,307		327,781	4.00

Total	￦	5,919,291	￦	2,285,377	￦	8,204,668	100.00

	2017
	Confirmed guarantees		Unconfirmed guarantees		Total		Proportion (%)
	(In millions of Korean won)
Corporations	￦	4,185,975	￦	1,913,114	￦	6,099,089	79.86
Small companies		621,834		492,369		1,114,203	14.59
Public and others		194,162		230,018		424,180	5.55

Total	￦	5,001,971	￦	2,635,501	￦	7,637,472	100.00

Acceptances and guarantees by industry as of December 31, 2016 and 2017, are as follows:

	2016
	Confirmed guarantees		Unconfirmed guarantees		Total		Proportion (%)
	(In millions of Korean won)
Financial institutions	￦	74,282	￦	3,710	￦	77,992	0.95
Manufacturing		3,315,257		1,141,571		4,456,828	54.32
Service		765,051		63,847		828,898	10.10
Whole sale & Retail		1,171,151		779,163		1,950,314	23.77
Construction		509,329		129,111		638,440	7.78
Public sector		82,646		92,445		175,091	2.13
Others		1,575		75,530		77,105	0.95

Total	￦	5,919,291	￦	2,285,377	￦	8,204,668	100.00

	2017
	Confirmed guarantees		Unconfirmed guarantees		Total		Proportion (%)
	(In millions of Korean won)
Financial institutions	￦	23,317	￦	7,353	￦	30,670	0.40
Manufacturing		2,799,593		1,270,721		4,070,314	53.29
Service		655,057		100,004		755,061	9.89
Whole sale & Retail		935,647		837,230		1,772,877	23.21
Construction		335,156		198,996		534,152	6.99
Public sector		165,249		129,944		295,193	3.87
Others		87,952		91,253		179,205	2.35

Total	￦	5,001,971	￦	2,635,501	￦	7,637,472	100.00

Commitments as of December 31, 2016 and 2017, are as follows:

	2016		2017
	(In millions of Korean won)
Commitments
Corporate loan commitments	￦	35,723,627	￦	32,857,616
Retail loan commitments		15,789,809		16,074,323
Credit line on credit cards		43,937,899		49,299,924
Purchase of other security investment and others		1,554,221		3,951,304

Sub-total		97,005,556		102,183,167

Financial Guarantees
Credit line		3,334,648		2,669,071
Purchase of security investment		1,029,100		354,800

Sub-total		4,363,748		3,023,871

Total	￦	101,369,304	￦	105,207,038

Other Matters (including litigation)

a) The Group has filed 121 lawsuits (excluding minor lawsuits in relation to the collection or management of loans), involving aggregate claims of ￦510,954 million, and faces 288 lawsuits as the defendant (excluding minor lawsuits in relation to the collection or management of loans) involving aggregate damages of ￦220,957 million, which arose in the normal course of the business and are still pending as of December 31, 2017.

b) During 2017, Kookmin Bank has entered into construction contracts amounting to ￦150,051 million and ￦105,175 million related to the construction of integrated headquarter building and integrated IT center, respectively, and no expenditures were made during the year ended December 31, 2017.

c) The face value of the securities which Kookmin Bank sold to general customers through the bank tellers amounts to ￦5,731 million and ￦372 million as of December 31, 2016 and 2017, respectively.

d) While setting up a fraud detection system, a computer contractor employed by the personal credit ratings firm Korea Credit Bureau caused a widespread data breach in June 2013, resulting in the theft of cardholders’ personal information. As a result of the leakage of customer personal information, the KB Kookmin Card received a notification from the Financial Services Commission that the KB Kookmin Card was subject to a temporary three-month operating suspension as of February 16, 2014. In respect of the incident, the Group faces 120 legal claims filed as the defendant, with an aggregate claim of ￦10,291 million as of December 31, 2017. A provision liability of ￦11,078 million has been recognized for these pending lawsuits. In addition, the additional lawsuits may be filed against the Group. Meanwhile, the final outcome of the cases cannot be reasonably ascertained.

40. Subsidiaries

Details of subsidiaries as of December 31, 2017, are as follows:

Investor	Investee	Ownership interests (%)	Location	Date of financial statements	Industry
KB Financial Group Inc.	Kookmin Bank	100.00	Korea	Dec. 31	Banking and foreign exchange transaction
	KB Securities Co., Ltd.	100.00	Korea	Dec. 31	Financial investment
	KB Insurance Co., Ltd.[5]	100.00	Korea	Dec. 31	Non-life insurance
	KB Kookmin Card Co., Ltd.	100.00	Korea	Dec. 31	Credit card and installment finance
	KB Life Insurance Co., Ltd.	100.00	Korea	Dec. 31	Life insurance
	KB Asset Management Co., Ltd.	100.00	Korea	Dec. 31	Security investment trust management and advisory
	KB Capital Co., Ltd.[5]	100.00	Korea	Dec. 31	Financial Leasing
	KB Savings Bank Co., Ltd.	100.00	Korea	Dec. 31	Savings banking
	KB Real Estate Trust Co., Ltd.	100.00	Korea	Dec. 31	Real estate trust management
	KB Investment Co., Ltd.	100.00	Korea	Dec. 31	Capital investment
	KB Credit Information Co., Ltd.	100.00	Korea	Dec. 31	Collection of receivables or credit investigation
	KB Data System Co., Ltd.	100.00	Korea	Dec. 31	Software advisory, development, and supply
Kookmin Bank	Kookmin Bank Int’l Ltd. (London)	100.00	United Kingdom	Dec. 31	Banking and foreign exchange transaction
	Kookmin Bank Hong Kong Ltd.	100.00	China	Dec. 31	Banking and foreign exchange transaction
	Kookmin Bank Cambodia PLC.	100.00	Cambodia	Dec. 31	Banking and foreign exchange transaction
	Kookmin Bank (China) Ltd.	100.00	China	Dec. 31	Banking and foreign exchange transaction
	KB Microfinance Myanmer Co., Ltd.	100.00	Myanmer	Dec. 31	Other credit granting n.e.c.

Investor	Investee	Ownership interests (%)	Location	Date of financial statements	Industry
KB Securities Co., Ltd.	KBFG Securities America Inc.	100.00	United States of America	Dec. 31	Investment advisory and securities dealing activities
	KBFG Securities Hong Kong Ltd.	100.00	China	Dec. 31	Investment advisory and securities dealing activities
	KB SECURITIES VIETNAM JOINT STOCK COMPANY	99.40	Vietnam	Dec. 31	Investment advisory and securities dealing activities
KB Insurance Co., Ltd.	KB Claims Survey & Adjusting	100.00	Korea	Dec. 31	Claim service
	KB Sonbo CNS	100.00	Korea	Dec. 31	Management service
	Leading Insurance Services, Inc.	100.00	United States of America	Dec. 31	Management service
	LIG Insurance (China) Co., Ltd.	100.00	China	Dec. 31	Non-life insurance
	PT. KB Insurance Indonesia	70.00	Indonesia	Dec. 31	Non-life insurance
	KB Golden Life Care Co., Ltd.	100.00	Korea	Dec. 31	Service
KB Capital Co., Ltd., KB Kookmin Card Co., Ltd.	KB KOLAO LEASING Co., Ltd.	80.00	Laos	Dec. 31	Financial Leasing
Kookmin Bank	KL 1st Inc. and 27 others[2]	—	Korea	Dec. 31	Asset-backed securitization and others
KB Kookmin Card Co., Ltd.	KB Kookmin Card Third Securitization Co., Ltd., and 9 others[2]	0.50	Korea	Dec. 31	Asset-backed securitization
KB Securities Co., Ltd	MS Sejong 4th Co., Ltd. and 43 others[2]	—	Korea	Dec. 31	Asset-backed securitization
Kookmin Bank, KB Investment Co., Ltd.	KB12-1 Venture Investment	100.00	Korea	Dec. 31	Capital investment
	KB Start-up Creation Fund	62.50	Korea	Dec. 31	Capital investment
KB Investment Co., Ltd.	09-5 KB Venture Fund[4]	33.33	Korea	Dec. 31	Capital investment
	KoFC-KB Pioneer Champ No.2010-8 Investment Partnership[4]	50.00	Korea	Dec. 31	Capital investment
	2011 KIF-KB IT Venture Fund[4]	43.33	Korea	Dec. 31	Capital investment
	KoFC-KB Young Pioneer 1st Fund[4]	33.33	Korea	Dec. 31	Capital investment
Kookmin Bank, KB Investment Co., Ltd.	KB Intellectual Property Fund[4]	34.00	Korea	Dec. 31	Capital investment
Kookmin Bank, KB Insurance Co., Ltd., KB life Insurance, KB Investment Co., Ltd.	KB High-tech Company Investment Fund	100.00	Korea	Dec. 31	Capital investment

Investor	Investee	Ownership interests(%)	Location	Date of financial statements	Industry
KB Securities Co., Ltd., KB Investment Co., Ltd.	KB KONEX Market Vitalization Fund[4]	46.88	Korea	Dec. 31	Capital investment
	KB Neo Paradigm Agriculture Venture Fund[4]	50.00	Korea	Dec. 31	Capital investment
KB Investment Co., Ltd.	KB NEW CONTENTS Venture Fund[4]	20.00	Korea	Dec. 31	Capital investment
	KB Young Pioneer 3.0 Venture Fund[4]	40.00	Korea	Dec. 31	Capital investment
KB Life Insurance Co., Ltd.	KB Haeoreum Private Securities Investment Trust 1st and 3 others	100.00	Korea	Dec. 31	Investment trust
Kookmin Bank	KB Multi-Asset Private Securities Fund (Bond Mixed-ETF)	99.27	Korea	Dec. 31	Investment trust
KB Multi-Asset Private Securities Fund (Bond Mixed-ETF)	Global Diversified Multi-Asset Sub-Trust Class I A	100.00	United Kingdom	Dec. 31	Investment trust
Kookmin Bank	KB Multi-Asset Private Securities Fund S-1(Bond Mixed)	96.00	Korea	Dec. 31	Investment trust
	KB Multi-Asset Private Securities Fund P-1(Bond Mixed)	99.96	Korea	Dec. 31	Investment trust
KB Multi-Asset Private Securities Fund P-1(Bond Mixed)	KB Multi-Asset Private Securities Master Fund P-1(Bond Mixed)	100.00	Korea	Dec. 31	Investment trust
Kookmin Bank, KB Securities Co., Ltd., KB life Insurance Co., Ltd., KB Real Estate Trust Co., Ltd.	KB Wise Star Private Real Estate Feeder Fund 1st.	100.00	Korea	Dec. 31	Investment trust
KB Wise Star Private Real Estate Feeder Fund 1st.	KB Star Retail Private Master Real Estate[3]	48.98	Korea	Dec. 31	Investment trust
	KB Star Office Private Real Estate Investment Trust 2nd3	44.44	Korea	Dec. 31	Investment trust
Kookmin Bank, KB Insurance Co., Ltd.	Hanbando BTL Private Special Asset Fund 1st3	46.36	Korea	Dec. 31	Investment trust
Kookmin Bank, KB Insurance Co., Ltd., KB life Insurance Co., Ltd.	KB Hope Sharing BTL Private Special Asset[3]	46.00	Korea	Dec. 31	Investment trust
Kookmin Bank, KB life Insurance Co., Ltd.	KB Mezzanine Private Securities Fund 2nd. (Mixed)[3]	40.74	Korea	Dec. 31	Investment trust

Investor	Investee	Ownership interests(%)	Location	Date of financial statements	Industry
Kookmin Bank, KB Insurance Co., Ltd., KB life Insurance Co., Ltd.	KB Senior Loan Private Fund[3]	37.39	Korea	Dec. 31	Capital investment
KB Securities Co., Ltd.	KB Vintage 16 Private Securities Investment Trust 1st3	50.00	Korea	Dec. 31	Investment trust
KB Kookmin Card Co., Ltd.	Heungkuk Life Insurance Money Market Trust	100.00	Korea	Dec. 31	Trust asset management
Kookmin Bank	KB Haeoreum private securities investment trust 70 (Bond)[3]	33.35	Korea	Dec. 31	Investment trust
KB Insurance Co., Ltd.	KB AMP Infra Private Special Asset Fund 1 (FoFs)[3]	41.67	Korea	Dec. 31	Investment trust
KB Insurance Co., Ltd. KB life Insurance Co., Ltd. KB Investment Co., Ltd.	KB-Solidus Global Healthcare Fund[4]	43.33	Korea	Dec. 31	Capital investment
Kookmin Bank, KB Insurance Co., Ltd.	KB KBSTAR Short Term KTB Active ETF	77.72	Korea	Dec. 31	Investment trust
	KB KBSTAR Mid-Long Term KTB Active ETF	94.79	Korea	Dec. 31	Investment trust
Kookmin Bank	Samsung KODEX 10Y F-LKTB Inverse ETF (Bond-Derivatives)	97.15	Korea	Dec. 31	Investment trust
	KB Haeoreum private securities investment trust 83 (Bond)	96.14	Korea	Dec. 31	Investment trust
	KB KBSTAR KTB 3Y Futures Inverse ETF	95.65	Korea	Dec. 31	Investment trust
KB Insurance Co., Ltd.	KB Muni bond Private Securities Fund 1 (USD)(bond)[3]	33.33	Korea	Dec. 31	Investment trust
KB Securities Co., Ltd.	Jueun Power Middle 7 and 7 others	100.00	Korea	Dec. 31	Investment trust
	Hyundai You First Private Real Estate Investment Trust No. 1	60.00	Korea	Dec. 31	Investment trust
	Hyundai Smart Index Alpha Securities Feeder Investment Trust No.1	98.37	Korea	Dec. 31	Investment trust
	Hyundai Strong Korea Equity Trust No.1	99.73	Korea	Dec. 31	Investment trust
	Hyundai Kidzania Equity Feeder Trust No.1	78.44	Korea	Dec. 31	Investment trust
	Hyundai Value Plus Equity Feeder Trust No.1	99.84	Korea	Dec. 31	Investment trust
	Hyundai Strong-small Corporate Trust No.1	89.59	Korea	Dec. 31	Investment trust

Investor	Investee	Ownership interests(%)	Location	Date of financial statements	Industry
	Hyundai You First Private Real Estate Investment Trust No. 15[3]	35.00	Korea	Dec. 31	Investment trust
	JB New Jersey Private Real Estate Investment Trust No. 1	98.15	Korea	Dec. 31	Investment trust
	Hyundai Dynamic Mix Securities Feeder Investment Trust No.1	99.94	Korea	Dec. 31	Investment trust
	Hyudai China Index Plus Securities Investment Trust No.1	79.95	Korea	Dec. 31	Investment trust
KB Securities Co., Ltd.	Hyundai Kon-tiki Specialized Privately Placed Fund No.1	98.12	Korea	Dec. 31	Investment trust
	DGB Private real estate Investment Trust No.8	98.77	Korea	Dec. 31	Investment trust
	LIME GLOBALEYE ALP PRIVATE EQUITY FUND 2	68.03	Korea	Dec. 31	Investment trust
	LIME ORANGE PRIVATE EQUITY FUND 6	98.04	Korea	Dec. 31	Investment trust
	DAEDUCK PARC1 PRIVATE EQUITY FUND 1	96.00	Korea	Dec. 31	Investment trust
	LIME PLUTO FI PRIVATE EQUITY FUND D-1	99.84	Korea	Dec. 31	Investment trust
KB Securities Co., Ltd., KB Insurance Co., Ltd., KB Asset Management Co., Ltd.	KB Star Fund_KB Value Focus Korea Equity	97.51	Luxembourg	Dec. 31	Capital investment
KB Securities Co., Ltd.	Aquila Global Real Assets Fund No.1 LP	99.96	Cayman islands	Dec. 31	Capital investment
	Able Quant Asia Pacific Feeder Fund (T.E.) Limited	100.00	Cayman islands	Dec. 31	Capital investment
Able Quant Asia Pacific Feeder Fund (T.E.) Limited	Able Quant Asia Pacific Master Fund Limited	100.00	Cayman islands	Dec. 31	Capital investment
KBFG Securities America Inc.	Global Investment Opportunity Limited	100.00	Malaysia	Dec. 31	Finance and Real Estate Activities
Hyundai Smart Index Alpha Securities Feeder Inv Trust 1	Hyundai Smart Index Alpha Securities Master Investment Trust	99.53	Korea	Dec. 31	Investment trust
Hyundai Trust Securities Feeder Investment Trust No.1- Bond	Hyundai Trust Securities Master Investment Trust—Bond	94.29	Korea	Dec. 31	Investment trust

Investor	Investee	Ownership interests(%)	Location	Date of financial statements	Industry
Hyundai Value Plus Securities Feeder Investment Trust 1 and others	Hyundai Value Plus Securities Master Investment Trust	100.00	Korea	Dec. 31	Investment trust
Hyundai Dynamic Mix Securities Feeder Investment Trust	Hyundai Dynamic Mix Securities Master Investment Trust	98.75	Korea	Dec. 31	Investment trust
Hyundai Quant Long Short Securities Feeder Investment Trust	Hyundai Quant Long Short Securities Master Investment Trust	100.00	Korea	Dec. 31	Investment trust
Aquila Global Real Assets Fund No.1 LP	AGRAF Real Estate No.1, Senningerberg	100.00	Luxembourg	Dec. 31	Asset-backed securitization
AGRAF Real Estate No.1, Senningerberg	AGRAF Real Estate Holding No.1, Senningerberg	100.00	Luxembourg	Dec. 31	Asset-backed securitization
AGRAF Real Estate Holding No.1, Senningerberg	Vierte CasaLog GmbH & Co. KG and 2 others	94.90	Germany	Dec. 31	Real Estate Activities
KB Asset Management Co., Ltd.	KB Asset Management Singapore Pte, Ltd.	100.00	Singapore	Dec. 31	Collective investment and others
JB New Jersey Private Real Estate Investment Trust No. 1	ABLE NJ DSM INVESTMENT REIT	99.18	United States of America	Dec. 31	Real Estate Activities
ABLE NJ DSM INVESTMENT REIT	ABLE NJ DSM, LLC	100.00	United States of America	Dec. 31	Real Estate Activities
Heungkuk Global Highclass Private Real Estate Trust 23	HYUNDAI ABLE INVESTMENT REIT	99.90	United States of America	Dec. 31	Real Estate Activities
HYUNDAI ABLE INVESTMENT REIT	HYUNDAI ABLE PATRIOTS PARK, LLC	100.00	United States of America	Dec. 31	Real Estate Activities
KB Insurance Co., Ltd.	Dongbu Private Fund 16th	89.52	Korea	Dec. 31	Investment trust
	Hana Landchip Real estate Private Fund 58th	99.99	Korea	Dec. 31	Investment trust
	Hyundai Aviation Private Fund 3rd	99.96	Korea	Dec. 31	Investment trust
	Hyundai Power Private Fund 3rd	99.90	Korea	Dec. 31	Investment trust
	Hyundai Power Professional Investment Type Private Investment Fund No.4	99.78	Korea	Dec. 31	Investment trust
	KB U.S. LongShort Private Securities Fund 1	99.44	Korea	Dec. 31	Investment trust
KB Insurance Co., Ltd.	Hyundai Infra Professional Investment Type Private Investment Trust No.5	99.79	Korea	Dec. 31	Investment trust
	KB SAUDI Private Special Asset Fund	80.00	Korea	Dec. 31	Investment trust
	Meritz Private Real Estate Fund 8	99.36	Korea	Dec. 31	Investment trust

Investor	Investee	Ownership interests (%)	Location	Date of financial statements	Industry
KB Asset Management Co., Ltd.	KB Global Equity Solution Securities Feeder Fund (Equity-FoFs)	74.47	Korea	Dec. 31	Investment trust
	KB Global Multiasset Income Securities Feeder Fund (Bond Mixed-FoFs)	95.26	Korea	Dec. 31	Investment trust
Kookmin Bank, KB Securities Co., Ltd., KB Asset Management Co., Ltd.	KB Everyone TDF 2020 Securities Investment Trust - Bond Balanced-Fund of Funds	52.28	Korea	Dec. 31	Investment trust
	KB Everyone TDF 2025 Securities Investment Trust - Bond Balanced-Fund of Funds[3]	45.08	Korea	Dec. 31	Investment trust
	KB Everyone TDF 2030 Securities Investment Trust - Equity Balanced-Fund of Funds[3]	48.62	Korea	Dec. 31	Investment trust
	KB Everyone TDF 2035 Securities Investment Trust - Equity Balanced-Fund of Funds	60.74	Korea	Dec. 31	Investment trust
	KB Everyone TDF 2040 Securities Investment Trust - Equity Balanced-Fund of Funds	67.04	Korea	Dec. 31	Investment trust
	KB Everyone TDF 2045 Securities Investment Trust - Equity Balanced-Fund of Funds	76.84	Korea	Dec. 31	Investment trust
	KB Everyone TDF 2050 Securities Investment Trust - Equity Balanced-Fund of Funds	52.95	Korea	Dec. 31	Investment trust
Kookmin Bank	Personal pension trusts and 10 other trusts[1]	—	Korea	Dec. 31	Trust

[1]	The Group controls the trust because it has power that determines the management performance over the trust and is exposed to variable returns to absorb losses through the guarantees of payment of principal, or payment of principal and fixed rate of return.
[2]	Although the Group holds less than a majority of the investee’s voting rights, the Group controls these investees as it has power over relevant activities in case of default; is significantly exposed to variable returns by providing lines of credit or ABCP purchase commitments or due to acquisition of subordinated debt; and has ability to affect those returns through its power.
[3]	Although the Group holds less than a majority of the investee’s voting rights, the Group controls the investee as it has power over relevant activities by managing the fund; has significant percentage of ownership; is significantly exposed to variable returns which is affected by the performance of the investees; and has ability to affect the performance through its power.
[4]	Although the Group holds less than a majority of the investee’s voting rights, the Group controls the investee as it has power over relevant activities by taking the role of an operating manager and it is significantly exposed to variable returns which is affected by the performance of the investees, and has ability to affect the performance through its power.
[5]	Became wholly owned subsidiaries by acquiring additional non-controlling interest in the 3rd quarter.

The condensed financial information of major subsidiaries as of December 31, 2016 and 2017, is as follows:

	2016
	Assets		Liabilities		Equity		Operating income (revenue)		Profit(loss) for the period		Total comprehensive income for the period[4]
	(In millions of Korean won)
Kookmin Bank[1]	￦	307,066,370	￦	283,741,368	￦	23,325,002	￦	17,866,478	￦	964,256	￦	958,312
KB Securities Co., Ltd.[1,2,3]		32,382,795		28,198,439		4,184,356		2,444,185		(93,428)		(65,689)
KB Kookmin Card Co., Ltd.[1]		15,772,036		11,807,038		3,964,998		3,017,568		317,103		331,023
KB Life Insurance Co., Ltd.[1]		8,887,413		8,337,849		549,564		1,480,979		12,714		(33,269)
KB Asset Management Co., Ltd.[1]		170,781		16,605		154,176		127,435		58,756		57,503
KB Capital Co., Ltd.[2]		7,428,372		6,640,305		788,067		473,253		96,785		96,740
KB Savings Bank Co., Ltd.		1,078,130		895,921		182,209		65,938		10,319		9,897
KB Real Estate Trust Co., Ltd.		216,687		33,713		182,974		65,230		29,270		29,636
KB Investment Co., Ltd.[1]		315,878		168,491		147,387		49,425		6,170		2,388
KB Credit Information Co., Ltd.		27,973		7,647		20,326		37,271		43		126
KB Data System Co., Ltd.		27,037		12,655		14,382		76,394		613		722

	2017
	Assets		Liabilities		Equity		Operating income (revenue)		Profit(loss) for the period		Total comprehensive income for the period[4]
	(In millions of Korean won)
Kookmin Bank[1]	￦	329,765,927	￦	304,442,493	￦	25,323,434	￦	19,291,294	￦	2,174,705	￦	2,357,936
KB Securities Co., Ltd.[1,2]		37,351,680		32,936,024		4,415,656		5,974,054		271,701		236,587
KB Insurance Co., Ltd.[1,2]		32,351,778		29,128,747		3,223,031		8,740,682		330,286		320,756
KB Kookmin Card Co., Ltd.[1]		17,658,310		13,616,481		4,041,829		3,326,048		296,831		326,887
KB Life Insurance Co., Ltd.[1]		9,125,741		8,586,328		539,413		1,331,105		21,086		(10,151)
KB Asset Management Co., Ltd.[1]		201,481		44,860		156,621		117,746		52,022		52,176
KB Capital Co., Ltd.[1,2]		8,743,672		7,803,920		939,752		588,253		120,797		120,628
KB Savings Bank Co., Ltd.		1,158,829		960,812		198,017		79,428		21,150		21,329
KB Real Estate Trust Co., Ltd.		246,685		47,355		199,330		76,700		36,408		36,356
KB Investment Co., Ltd.[1]		355,763		218,671		137,092		41,150		(4,954)		(7,295)
KB Credit Information Co., Ltd.		26,121		10,979		15,142		31,737		(5,316)		(5,185)
KB Data System Co., Ltd.		41,945		27,240		14,705		117,946		945		323

[1]	Financial information is based on its consolidated financial statements.
[2]	The amount includes the fair value adjustments due to the merger.
[3]	Profit(loss) is based on the amount of Hyundai Securities Co., Ltd. after it is included in the consolidation scope (October 2016) and the amount of KB Investment & Securities Co., Ltd. for the period
[4]	Attributable to shareholders of the Parent Company.

Nature of the risks associated with interests in consolidated structured entities

The terms of contractual arrangements to provide financial support to a consolidated structured entity

•	The Group has provided payment guarantees of ￦1,904,344 million to KL 1st Inc. and other subsidiaries.

•	The Group provides capital commitment to KB Wise Star Private Real Estate Feeder Fund 1st. and 8 other subsidiaries. The unexecuted amount of the investment agreement is ￦316,966 million. Based on the capital commitment, the Group is subject to increase its investment upon the request of the asset management company or the additional agreement among investors.

•	The Group provides the guarantees of payment of principal, or principal and fixed rate of return in case the operating results of the trusts are less than the guaranteed principal, or principal and fixed rate of return.

Changes in subsidiaries

The subsidiaries newly included in consolidation during the year ended December 31, 2017, are as follows:

Company	Description
KB Insurance Co., Ltd. and 45 others	Holds a majority of the ownership interests
Able Jungdong Co., Ltd. and 42 others	Holds the power in the case of default and exposed to variable returns by providing lines of credit, ABCP purchase commitments or acquiring subordinated debt
KB Haeoreum private securities investment trust 70(Bond) and 3 others	Holds the power to determine the operation of the trust and exposed to variable returns by holding significant amount of ownership interests
KB KONEX Market Vitalization Fund and 3 other	Holds the power by taking the role of an operating manager and exposed to variable returns by holding significant amounts of ownership interests.

The subsidiaries excluded from consolidation during the year ended December 31, 2017, are as follows:

Company	Description
2014ABLEOPO 2ND Co., Ltd. and 44 others	Lost right for variable returns due to the release of debt
Wise Mobile Eighth Securitization Specialty Co., Ltd and 5 others	Liquidation
Hyundai Asset Management Co., Ltd. and 17 others	Disposal
KB Evergreen bond fund No.98 (Bond) and 1 other	Decrease of the interest to less than a majority
Hyundai Trust Securities Feeder Investment Trust No.1- Bond	Lost the power from sale of Hyundai Asset Management Co., Ltd.

Set out below is summarized financial information for each subsidiary that has non-controlling interests that are material to the Group. The amounts disclosed for each subsidiary are before inter-company eliminations.

	2016		2017
	(In millions of Korean won)
Non-controlling interests percentage		47.98%		—
Non-controlling interests
Assets of subsidiaries	￦	7,428,372	￦	—
Liabilities of subsidiaries		6,640,305		—
Equity of subsidiaries		788,067		—
Non-controlling interests		263,359		—
Profit attributable to non-controlling interests
Operating profit of subsidiaries		127,550		—
Profit of subsidiaries		96,785		—
Profit attributable to non-controlling interests		46,436		—
Cash flows of subsidiaries
Cash flows from operating activities		(1,783,799)		—
Cash flows from investing activities		(7,023)		—
Cash flows from financing activities		1,671,199		—

Net increase(decrease) in cash and cash equivalents	￦	(119,623)	￦	—

[1]	As the Group acquired the entire non-controlling interests of KB Capital during 2017, there are no subsidiaries with material non-controlling interests as of December 31, 2017.

41. Unconsolidated Structured Entity

The nature, purpose and activities of the unconsolidated structured entities and how the structured entities are financed, are as follows:

Nature	Purpose	Activity	Method of Financing
Asset-backed securitization	Early cash generation through transfer of securitization assets Fees earned as services to SPC, such as providing lines of credit and ABCP purchase commitments	Fulfillment of Asset-backed securitization plan Purchase and transfer of securitization assets Issuance and repayment of ABS and ABCP	Issuance of ABS and ABCP based on securitization assets

Project Financing	Granting PF loans to SOC and real estate Granting loans to ships/aircrafts SPC	Construction of SOC and real estate Building ships/ construction and purchase of aircrafts	Loan commitments through Credit Line, providing lines of credit and investment agreements

Trust	Management of financial trusts; —Development trust —Mortgage trust —Management trust —Disposal trust —Distribution and management trust —Other trusts	Development, management, and disposal of trusted real estate assets Payment of trust fees and allocation of trust profits.	Distribution of trusted real estate assets and financing of trust company Public auction of trusted real estate assets and financing of trust company

Fund	Investment in beneficiary certificates Investment in PEF and partnerships	Management of fund assets Payment of fund fees and allocation of fund profits	Sales of beneficiary certificate instruments Investment of managing partners and limited partners

Details of scale of unconsolidated structured entities and nature of the risks associated with the Group’s interests in unconsolidated structured entities as of December 31, 2016 and 2017, are as follows:

	2016
	Asset-backed securitization		Project financing		Trusts		Investment funds		Others		Total
	(In millions of Korean won)
Total assets of unconsolidated Structured Entity	￦	95,829,740	￦	22,529,407	￦	588,267	￦	33,606,036	￦	4,723,822	￦	157,277,272
Carrying amount on financial statements
Assets
Financial assets at fair value through profit or loss		677,658		75,477		—		25,253		—		778,388
Derivative financial assets		110		—		—		—		—		110
Loans		610,623		2,860,776		54,500		26,897		173,989		3,726,785
Financial investments		6,406,641		8,595		305		3,621,376		19,612		10,056,529
Investment in associates		—		728		—		227,203		—		227,931
Other assets		6,945		3,002		9,350		859		57		20,213

Total	￦	7,701,977	￦	2,948,578	￦	64,155	￦	3,901,588	￦	193,658	￦	14,809,956

Liabilities
Deposits	￦	528,041	￦	703,049	￦	—	￦	40,382	￦	6,895	￦	1,278,367
Other liabilities		658		—		—		—		—		658

Total	￦	528,699	￦	703,049	￦	—	￦	40,382	￦	6,895	￦	1,279,025

Maximum exposure to loss[1]
Holding assets	￦	7,701,977	￦	2,948,578	￦	64,155	￦	3,901,588	￦	193,658	￦	14,809,956
Purchase and investment commitments		726,375		—		—		1,607,542		—		2,333,917
Unused credit		2,701,254		—		—		—		33,500		2,734,754
Payment guarantee and loan commitments		290,100		1,475,760		—		—		—		1,765,860

Total	￦	11,419,706	￦	4,424,338	￦	64,155	￦	5,509,130	￦	227,158	￦	21,644,487

Methods of determining the maximum exposure to loss		Providing lines of credit and purchase commitments		Loan commitments / investment agreements / purchase commitments and acceptances and guarantees		Dividends by results trust: Total amount of trust exposure		Investments / loans and capital commitments		Loan commitments

	2017
	Asset-backed securitization		Project financing		Trusts		Investment funds		Others		Total
	(In millions of Korean won)
Total assets of unconsolidated Structured Entity	￦	128,573,461	￦	33,153,741	￦	482,900	￦	101,598,227	￦	9,613,570	￦	273,421,899
Carrying amount on financial statements
Assets
Financial assets at fair value through profit or loss		2,277,080		73,157		—		547,258		—		2,897,495
Derivative financial assets		1,136		—		—		118		—		1,254
Loans		833,380		3,366,675		54,500		266,653		393,664		4,914,872
Financial investments		6,826,097		13,104		300		5,788,925		20,619		12,649,045
Investment in associates and joint ventures		—		—		—		202,816		—		202,816
Other assets		11,699		5,874		37,972		962		307		56,814

Total	￦	9,949,392	￦	3,458,810	￦	92,772	￦	6,806,732	￦	414,590	￦	20,722,296

Liabilities
Deposits	￦	484,889	￦	755,242	￦	—	￦	38,657	￦	3,985	￦	1,282,773
Derivative financial liabilities		1,487		—		—		2,792		—		4,279
Other liabilities		11,292		44		—		48		—		11,384

Total	￦	497,668	￦	755,286	￦	—	￦	41,497	￦	3,985	￦	1,298,436

Maximum exposure to loss[1]
Holding assets	￦	9,949,392	￦	3,458,810	￦	92,772	￦	6,806,732	￦	414,590	￦	20,722,296
Purchase and investment commitments		964,106		—		—		1,301,784		—		2,265,890
Unused credit		2,299,236		10,000		—		1,203,917		16,000		3,529,153
Payment guarantee and loan commitments		382,300		1,385,722		—		—		—		1,768,022

Total	￦	13,595,034	￦	4,854,532	￦	92,772	￦	9,312,433	￦	430,590	￦	28,285,361

Methods of determining the maximum exposure to loss		Providing lines of credit and purchase commitments		Loan commitments / investment agreements / purchase commitments and acceptances and guarantees		Dividends by results trust: Total amount of trust exposure		Investments / loans and capital commitments		Loan commitments

[1]	Maximum exposure to loss includes the asset amounts, after deducting loss(provision for assets, impairment losses and others), recognized in the financial statements of the Group.

42. Finance and Operating Lease

42.1 Finance lease

42.1.1 The Group as finance lessee

The future minimum lease payments arising as of December 31, 2016 and 2017, are as follows:

	2016		2017
	(In millions of Korean won)
Net carrying amount of finance lease assets	￦	40,750	￦	29,817

Minimum lease payment
Within 1 year		2,424		2,555
1-5 years		3,099		2,150

Total		5,523		4,705

Present value of minimum lease payment
Within 1 year		2,392		2,510
1-5 years		2,907		2,059

Total		5,299		4,569

42.1.2 The Group as finance lessor

Total lease investment and the present value of minimum lease payments as of December 31, 2016 and 2017, are as follows:

	2016				2017
	Total lease investment		Present value of minimum lease payment		Total lease investment		Present value of minimum lease payment
	(In millions of Korean won)
Within 1 year	￦	562,552	￦	478,312	￦	654,412	￦	557,188
1-5 years		1,096,614		1,004,512		1,330,610		1,215,476

Total	￦	1,659,166	￦	1,482,824	￦	1,985,022	￦	1,772,664

Unearned interest income of finance lease as of December 31, 2016 and 2017, is as follows:

	2016		2017
	(In millions of Korean won)
Total lease investment	￦	1,659,166	￦	1,985,022
Net lease investment
Present value of minimum lease payment		1,482,824		1,772,664

Unearned interest income	￦	176,342	￦	212,358

42.2 Operating lease

42.2.1 The Group as operating lessee

The future minimum lease payments arising from the non-cancellable lease contracts as of December 31, 2016 and 2017, are as follows:

	2016		2017
	(In millions of Korean won)
Minimum lease payment
Within 1 year	￦	148,449	￦	168,707
1-5 years		174,232		196,050
Over 5 years		34,488		34,128

Total	￦	357,169	￦	398,885

Minimum sublease payment	￦	(1,109)	￦	(3,101)

The lease payment reflected in profit or loss for the years ended December 31, 2015, 2016 and 2017, are as follows:

	2015		2016		2017
	(In millions of Korean won)
Lease payment reflected in profit or loss
Minimum lease payment	￦	194,173	￦	197,444	￦	208,413
Sublease payment		(167)		(1,026)		(2,441)

Total	￦	194,006	￦	196,418	￦	205,972

42.2.2 The Group as operating lessor

The future minimum lease receipts arising from the non-cancellable lease contracts as of December 31, 2016 and 2017, are as follows:

	2016		2017
	(In millions of Korean won)
Minimum lease receipts
Within 1 year	￦	129,870	￦	163,203
1-5 years		277,377		375,344
Over 5 years		313,282		282,470

Total	￦	720,529	￦	821,017

43. Related Party Transactions

Profit and loss arising from transactions with related parties for the years ended December 31, 2015, 2016 and 2017, are as follows:

		2015		2016		2017
		(In millions of Korean won)
Associates and Joint Ventures
KB Insurance Co., Ltd.[1]	Interest income	￦	50	￦	63	￦	12
	Interest expense		164		1,057		202
	Fee and commission income		5,329		20,321		8,994
	Fee and commission expense		—		508		1,021
	Gains on financial assets/liabilities at fair value through profit or loss		2,761		4,822		796
	Losses on financial assets/liabilities at fair value through profit or loss		164		3,701		18,717
	Other operating income		759		12,972		16,743
	Other operating expense		1,233		6,406		633
	General and administrative expenses		3,691		14,244		5,601
	Reversal for credit loss		—		119		—
	Provision for credit loss		14		—		12
	Other non-operating income		10		110		51
	Other non-operating expense		(3,496)		74		—
Balhae Infrastructure Fund	Fee and commission income		7,975		8,440		7,162
Korea Credit Bureau Co., Ltd.	Interest expense		73		92		132
	Fee and commission income		1,822		1,648		1,374
	Fee and commission expense		1,900		1,948		1,206
	General and administrative expenses		2,199		1,968		2,202
	Provision for credit loss		—		—		1
UAMCO., Ltd.[1]	Interest expense		8		1		—
	Fee and commission income		14		5		—
KoFC KBIC Frontier Champ 2010-5(PEF)	Fee and commission income		548		457		216
United PF 1st Recovery Private Equity Fund[1]	Interest expense		49		1		—
KB GwS Private Securities Investment Trust	Fee and commission income		894		896		851
IMM Investment 5th PRIVATE EQUITY FUND[1]	Other non-operating expense		—		1		—
Incheon Bridge Co., Ltd.	Interest income		12,843		14,534		25,511
	Interest expense		436		369		292
	Insurance income		—		—		162
	Reversal for credit loss		2		—		43
	Provision for credit loss		4		31		—
Jaeyang Industry Co., Ltd.	Interest income		—		—		98
	Reversal for credit loss		—		37		6
HIMS Co., Ltd.[1]	Interest income		—		51		—
KoFC POSCO HANHWA KB Shared Growth Private Equity Fund No. 2	Fee and commission income		675		212		481
	Interest expense		—		10		—
Aju Good Technology Venture Fund	Interest expense		—		4		14

		2015	2016	2017
		(In millions of Korean won)
KB Star Office Private Real Estate Investment Trust No.1	Interest income	370	371	370
	Interest expense	92	87	63
	Fee and commission income	435	436	435
	Provision for credit loss	—	—	3
RAND Bio Science Co., Ltd.	Interest expense	—	14	16
Inno Lending Co., Ltd.	Fee and commission income	—	—	3
	Interest expense	—	—	1
	Other non-operating expense	—	20	—
KBIC Private Equity Fund No. 3[1]	Interest expense	23	12	—
	Fee and commission income	300	260	38
E-clear International Co., Ltd.	Interest income	18	—	—
Sawnics Co., Ltd.[1]	Interest income	1	—	—
SY Auto Capital Co., Ltd.	Interest income	—	718	828
	Interest expense	24	19	22
	Fee and commission income	—	—	47
	Fee and commission expense	—	—	2,956
	Insurance income	—	—	29
	Other operating income	1,588	1,606	731
	Other operating expense	—	153	128
	Reversal for credit losses	—	—	32
	Provision for credit losses	1	61	—
	Other non-operating income	—	250	51
Kyobo 7 Special Purpose Acquisition Co., Ltd.[1]	Interest expense	—	—	1
Food Factory Co., Ltd.	Interest income	—	—	24
	Insurance income	—	—	3
	Provision for credit losses	—	—	44
KB Pre IPO Secondary Venture Fund 1st	Fee and commission income	—	—	83
Builton Co., Ltd	Insurance income	—	—	1
KB Private Equity Fund III	Fee and commission income	—	—	457
Wise Asset Management Co., Ltd.	Interest expense	—	—	5
Acts Co., Ltd.	Interest income	—	—	249
	Insurance income	—	—	2
	Losses on financial assets/liabilities at fair value through profit or loss	—	—	220
	Provision for credit losses	—	—	66
	General and administrative expenses	—	—	150
Korbi Co., Ltd.[1]	Interest income	—	—	183
	Provision for credit losses	—	—	89
Dongjo Co., Ltd.	Reversal for credit losses	—	—	2
POSCO-KB Shipbuilding Fund	Fee and commission income	—	—	257
	Interest expense	—	—	3
Dae-A Leisure Co., Ltd.	Interest expense	—	—	1
Paycoms Co., Ltd.	Interest income	—	—	61
	Provision for credit losses	—	—	32
Bungaejanter. Inc.	Interest income	—	—	31
	Provision for credit losses	—	—	44
Faromancorporation Co., Ltd.[1]	Reverse for credit losses	—	—	345
Daesang Techlon Co., Ltd.	Insurance income	—	—	1

		2015	2016	2017
		(In millions of Korean won)
Big Dipper Co., Ltd.	Provision for credit losses	—	—	2
KB-KDBC New Technology Business Investment Fund	Interest expense	—	—	4
KB No.3 Special Purpose Acquisition Company[1]	Interest income	62	—	—
	Interest expense	5	—	—
	Gains on financial assets/liabilities at fair value through profit or loss	4,077	—	—
	Reversal for credit loss	14	—	—
KB No.4 Special Purpose Acquisition Company[1]	Interest income	78	—	—
	Interest expense	25	—	—
	Gains on financial assets/liabilities at fair value through profit or loss	172	—	—
	Reversal for credit loss	14	—	—
KB No.5 Special Purpose Acquisition Company[1]	Interest income	68	68	—
	Interest expense	44	19	—
	Fee and commission income			—
	Gains on financial assets/liabilities at fair value through profit or loss	—	216	—
	Losses on financial assets/liabilities at fair value through profit or loss	119	—	—
	Reversal for credit loss	—	29	—
	Provision for credit loss	16	—	—
	Other non-operating income	—	2	—
KB No.6 Special Purpose Acquisition Company[1]	Interest income	53	55	—
	Interest expense	66	14	—
	Losses on financial assets/liabilities at fair value through profit or loss	471	65	—
	Other non-operating expense	—	4	—
KB No.7 Special Purpose Acquisition Company[1]	Interest income	34	37	—
	Interest expense	38	18	—
	Fee and commission income	150	—	—
	Gains on financial assets/liabilities at fair value through profit or loss	998	861	—
	Other non-operating income	—	40	—
KB No.8 Special Purpose Acquisition Company	Interest income	41	74	75
	Interest expense	21	35	36
	Fee and commission income	350	—	—
	Gains on financial assets/liabilities at fair value through profit or loss	1,951	—	—
	Losses on financial assets/liabilities at fair value through profit or loss	—	41	170
	Reversal for credit loss	—	50	—
	Provision for credit loss	50	—	—
KB No.9 Special Purpose Acquisition Company	Interest income	12	73	76
	Interest expense	7	40	33
	Fee and commission income	—	473	—
	Gains on financial assets/liabilities at fair value through profit or loss	—	1,665	—
	Losses on financial assets/liabilities at fair value through profit or loss	6	392	200

		2015	2016	2017
		(In millions of Korean won)
	Reversal for credit loss	—	49	—
	Provision for credit loss	50	—	—
KB No.10 Special Purpose Acquisition Company	Interest income	—	17	48
	Interest expense	—	8	24
	Fee and commission income	—	175	—
	Losses on financial assets/liabilities at fair value through profit or loss	—	—	103
	Gains on financial assets/liabilities at fair value through profit or loss	—	1,497	—
	Other non-operating income	—	5	—
KB No.11 Special Purpose Acquisition Company	Interest income	—	3	22
	Fee and commission income	—	—	150
	Gains on financial assets/liabilities at fair value through profit or loss	—	16	711
Hyundai-Tongyang Agrifood Private Equity Fund	Fee and commission income	—	—	187
KB IGen Private Equity Fund No. 1	Fee and commission income	—	—	1,266
Keystone-Hyundai Securities No. 1 Private Equity Fund	Fee and commission income	—	22	94
MJT&I Co., Ltd.	Interest income	—	2	—
Doosung Metal Co., Ltd.	Interest income	—	1	—
	Insurance income	—	—	1
Other
Retirement pension	Interest expense	955	749	3
	Fee and commission income	611	717	795

[1]	Excluded from the Group’s related party as of December 31, 2017.

Details of receivables and payables, and related allowances for loans losses arising from the related party transactions as of December 31, 2016 and 2017 are as follows:

		2016		2017
		(In millions of Korean won)
Associates and Joint Ventures
KB Insurance Co., Ltd.[1]	Derivative financial assets	￦	3,941	￦	—
	Loans and receivables (Gross amount)		6,791		—
	Allowances for loan losses		9		—
	Other assets		23,341		—
	Derivative financial liabilities		13,545		—
	Deposits		9,883		—
	Debts		20,000		—
	Provisions		8		—
	Other liabilities		6,384		—
Balhae Infrastructure Fund	Other assets		2,123		1,669
Korea Credit Bureau Co., Ltd.	Loans and receivables (Gross amount)		14		22
	Deposits		26,827		25,513
	Provisions		—		1
	Other liabilities		255		469
JSC Bank CenterCredit	Cash and due from financial institutions		8		—
KB GwS Private Securities Investment Trust	Other assets		673		641
Incheon Bridge Co., Ltd.	Loans and receivables (Gross amount)		209,105		200,414
	Allowances for loan losses		331		288
	Other assets		821		710
	Deposits		38,556		48,795
	Provisions		3		3
	Insurance contract liabilities		—		189
	Other liabilities		166		29
KoFC POSCO HANHWA KB Shared Growth Private Equity Fund No. 2	Other assets		98		176
Terra Co., Ltd.	Deposits		—		10
Jaeyang Industry Co., Ltd.	Loans and receivables (Gross amount)		303		—
	Allowances for loan losses		6		—
	Other assets		7		—
Jungdo Co., Ltd.	Deposits		—		4
Dongjo Co., Ltd.	Loans and receivables (Gross amount)		—		116
	Allowances for loan losses		—		1
Dae-A Leisure Co., Ltd.	Deposits		—		466
	Other liabilities		—		14
Aju Good Technology Venture Fund	Deposits		1,201		2,771
	Other liabilities		1		1
Ejade Co., Ltd.[1]	Deposits		2		—
Jungdong Steel Co., Ltd.	Deposits		3		3
Doosung Metal Co., Ltd.	Insurance contract liabilities		—		1
KB Star Office Private Real Estate Investment Trust No.1	Loans and receivables (Gross amount)		10,000		10,000
	Allowances for loan losses		—		3
	Other assets		136		136
	Deposits		6,682		6,962
	Other liabilities		50		45
RAND Bio Science Co., Ltd.	Deposits		2,356		1,032
	Loans and receivables (Gross amount)		1		1
	Other liabilities		12		4

		2016	2017
		(In millions of Korean won)
Inno Lending Co., Ltd.	Loans and receivables (Gross amount)	—	2
	Deposits	1,902	41
isMedia Co., Ltd.	Provisions	4	—
KBIC Private Equity Fund No. 3[1]	Other assets	64	—
	Deposits	700	—
	Other liabilities	1	—
SY Auto Capital Co., Ltd.	Loans and receivables (Gross amount)	30,049	40,057
	Allowances for loan losses	32	—
	Other assets	108	51
	Deposits	3,997	6
	Provisions	29	29
	Insurance contract liabilities	—	8
	Other liabilities	70	349
Food Factory Co., Ltd.	Loans and receivables (Gross amount)	—	679
	Allowances for loan losses	—	44
	Other assets	—	1
	Deposits	—	1
	Insurance contract liabilities	—	3
KB Pre IPO Secondary Venture Fund 1st	Other assets	—	28
Builton Co., Ltd.	Loans and receivables (Gross amount)	—	1
	Deposits	—	26
	Insurance contract liabilities	—	1
Wise Asset Management Co., Ltd.	Deposits	—	340
	Other liabilities	—	1
Acts Co., Ltd.	Loans and receivables (Gross amount)	—	1,927
	Allowances for loan losses	—	161
	Intangible assets	—	1,275
	Deposits	—	4
	Insurance contract liabilities	—	1
POSCO-KB Shipbuilding Fund	Other assets	—	123
Bungaejanter. Inc.	Loans and receivables (Gross amount)	—	425
	Allowances for loan losses	—	36
Paycoms Co., Ltd.	Loans and receivables (Gross amount)	—	1,066
	Allowances for loan losses	—	89
Daesang Techlon Co., Ltd.	Deposits	—	2
Big Dipper Co., Ltd.	Loans and receivables (Gross amount)	—	6
	Provisions	—	2
KB-KDBC New Technology Business Investment Fund	Deposits	—	7,500
	Other liabilities	—	4
KB No.8 Special Purpose Acquisition Company	Derivative financial assets	2,235	2,122
	Loans and receivables (Gross amount)	2,490	2,296
	Deposits	2,342	2,339
	Other liabilities	3	19
KB No.9 Special Purpose Acquisition Company	Derivative financial assets	2,441	2,241
	Loans and receivables (Gross amount)	2,584	2,356
	Deposits	2,399	2,309
	Other liabilities	6	38

		2016	2017
		(In millions of Korean won)
KB No.10 Special Purpose Acquisition Company	Derivative financial assets	1,698	1,930
	Loans and receivables (Gross amount)	1,495	1,603
	Deposits	1,754	1,698
	Other liabilities	8	10
KB No.11 Special Purpose Acquisition Company	Derivative financial assets	135	846
	Loans and receivables (Gross amount)	790	697
Key management	Loans and receivables (Gross amount)	1,982	1,665
	Other assets	2	2
	Deposits	8,217	8,707
	Insurance contract liabilities	413	809
	Other liabilities	139	124
Other
Retirement pension	Other assets	304	348
	Deposits	1,464	—
	Other liabilities	16,497	4,286

[1]	The amounts are not disclosed as these are excluded from the Group’s related party as of December 31, 2017.

According to IAS 24, the Group includes associates, key management (including family members), and post-employment benefit plans of the Group and its related party companies in the scope of related parties. Additionally, the Group discloses balances (receivables and payables) and other amounts arising from the related party transactions in the notes to the consolidated financial statements. See Note 13 for details on investments in associates.

Key management includes the directors of the Parent Company, and the directors of Kookmin Bank and companies where the directors and/or their close family members have control or joint control.

Significant loan transactions with related parties for the years ended December 31, 2016 and 2017, are as follows:

	2016[1]
	Beginning		Loans		Repayments		Others		Ending
	(In millions of Korean won)
Associates
KB Insurance Co., Ltd.[2]	￦	5,013	￦	1,778	￦	—	￦	—	￦	6,791
Korea Credit Bureau Co., Ltd.		19		—		(5)		—		14
UAMCO., Ltd.[2]		5		—		(5)		—		—
Incheon Bridge Co., Ltd.		231,674		4,000		(26,569)		—		209,105
Jaeyang Industry Co., Ltd.		—		—		—		303		303
HIMS Co., Ltd.[2]		—		3,500		(3,500)		—		—
KB Star Office Private Real Estate Investment Trust No.1		10,000		—		—		—		10,000
RAND Bio Science Co., Ltd.		—		1		—		—		1
SY Auto Capital Co., Ltd.		34		30,067		(52)		—		30,049
KB No.5 Special Purpose Acquisition Company[2]		2,180		—		—		(2,180)		—
KB No.6 Special Purpose Acquisition Company[2]		1,710		—		—		(1,710)		—
KB No.7 Special Purpose Acquisition Company[2]		1,250		—		—		(1,250)		—
KB No.8 Special Purpose Acquisition Company		2,490		—		—		—		2,490
KB No.9 Special Purpose Acquisition Company		2,584		—		—		—		2,584
KB No.10 Special Purpose Acquisition Company		—		1,495		—		—		1,495
KB No.11 Special Purpose Acquisition Company		—		790		—		—		790

	2017[1]
	Beginning		Loans		Repayments		Others		Ending
	(In millions of Korean won)
Associates
KB Insurance Co., Ltd.[2]	￦	6,791	￦	—	￦	—	￦	(6,791)	￦	—
Korea Credit Bureau Co., Ltd.		14		8		—		—		22
Incheon Bridge Co., Ltd.		209,105		202,503		(211,194)		—		200,414
Jaeyang Industry Co., Ltd.		303		—		—		(303)		—
KB Star Office Private Real Estate Investment Trust No.1		10,000		—		—		—		10,000
RAND Bio Science Co., Ltd.		1		—		—		—		1
Inno Lending Co., Ltd.		—		2		—		—		2
SY Auto Capital Co., Ltd.		30,049		44,039		(34,031)		—		40,057
Food Factory Co., Ltd.		—		700		—		(21)		679
Builton Co., Ltd.		—		1		—		—		1
Bungaejanter. Inc.		—		400		—		25		425
Big Dipper Co., Ltd.		—		6		—		—		6
KB No.8 Special Purpose Acquisition Company		2,490		—		—		(194)		2,296
KB No.9 Special Purpose Acquisition Company		2,584		—		—		(228)		2,356
KB No.10 Special Purpose Acquisition Company		1,495		295		—		(187)		1,603
KB No.11 Special Purpose Acquisition Company		790		—		—		(93)		697

[1]	Transactions and balances arising from operating activities between related parties; such as, payments, are excluded.
[2]	Excluded from the Group’s related party as of December 31, 2017.

Unused commitments to related parties as of December 31, 2016 and 2017, are as follows:

		2016		2017
		(In millions of Korean won)
Associates and Joint Ventures
KB Insurance Co., Ltd.[1]	Commitments of derivative financial instruments	￦	251,833	￦	—
	Unused commitments of credit card		20,859		—
Balhae Infrastructure Company	Purchase of security investment		13,371		12,564
Korea Credit Bureau Co., Ltd.	Unused commitments of credit card		116		108
KoFC KBIC Frontier Champ 2010-5(PEF)	Purchase of security investment		2,150		2,150
KB GwS Private Securities Investment Trust	Purchase of security investment		876		876
Aju Good Technology Venture Fund	Purchase of security investment		18,000		11,768
Incheon Bridge Co., Ltd.	Loan commitments in Korean won		50,000		20,000
	Unused commitments of credit card		89		86
KoFC POSCO HANHWA KB Shared Growth Private Equity Fund No. 2	Purchase of security investment		12,550		12,550
SY Auto Capital Co., Ltd.	Loan commitments in Korean won		20,000		10,000
	Unused commitments of credit card		101		92
isMedia Co., Ltd.[1]	Loan commitments in Korean won		1,260		—
KB No.9 Special Purpose Acquisition Company	Unused commitments of credit card		1		1
KB No.10 Special Purpose Acquisition Company	Unused commitments of credit card		4		5
RAND Bio Science Co., Ltd.	Unused commitments of credit card		24		24
Builton Co., Ltd.	Unused commitments of credit card		—		4
Food Factory Co., Ltd.	Unused commitments of credit card		—		11
Inno Lending Co., Ltd.	Unused commitments of credit card		—		13
Big Dipper Co., Ltd.	Unused commitments of credit card		—		94
KB-KDBC New Technology Business Investment Fund	Purchase of security investment		—		15,000
Key management	Loan commitments in Korean won		898		984

[1]	The amounts are not disclosed as these are excluded from the Group’s related party as of December 31, 2017.

Compensation to key management for the years ended December 31, 2015, 2016 and 2017, consists of:

	2015
	Short-term employee benefits		Post-employment benefits		Termination benefits		Share-based payments		Total
	(In millions of Korean won)
Registered directors (executive)	￦	1,612	￦	60	￦	—	￦	925	￦	2,597
Registered directors (non-executive)		848		—		—		—		848
Non-registered directors		6,173		94		163		4,320		10,750

Total	￦	8,633	￦	154	￦	163	￦	5,245	￦	14,195

	2016
	Short-term employee benefits		Post-employment benefits		Termination benefits		Share-based payments		Total
	(In millions of Korean won)
Registered directors (executive)	￦	1,165	￦	63	￦	—	￦	863	￦	2,091
Registered directors (non-executive)		796		—		—		—		796
Non-registered directors		6,637		208		—		8,776		15,621

Total	￦	8,598	￦	271	￦	—	￦	9,639	￦	18,508

	2017
	Short-term employee benefits		Post-employment benefits		Termination benefits		Share-based payments		Total
	(In millions of Korean won)
Registered directors (executive)	￦	2,026	￦	87	￦	—	￦	2,991	￦	5,104
Registered directors (non-executive)		896		—		—		—		896
Non-registered directors		8,420		338		—		14,610		23,368

Total	￦	11,342	￦	425	￦	—	￦	17,601	￦	29,368

Details of assets pledged as collateral to related parties as of December 31, 2016 and 2017 are as follows:

		2016				2017
		Carrying amount		Collateralized amount		Carrying amount		Collateralized amount
		(In millions of Korean won)
Associates
KB Insurance Co., Ltd.[1]	Land and buildings	￦	217,369	￦	26,000	￦	—	￦	—
	Investment securities		50,000		50,000		—		—

[1]	The amounts are not disclosed as these are excluded from the Group’s related party as of December 31, 2017.

Collateral received from related parties as of December 31, 2016 and 2017, is as follows:

		2016		2017
		(In millions of Korean won)
Associates
KB Insurance Co., Ltd.[1]	Investment securities	￦	50,000	￦	—
KB Star Office Private Real Estate Investment Trust No.1	Real estate		13,000		13,000
Key management	Time deposits and others		251		388
	Real estate		2,759		2,287

[1]	The amounts are not disclosed as these are excluded from the Group’s related party as of December 31, 2017.

As of December 31, 2017, Incheon Bridge Co., Ltd., a related party, provides fund management account, civil engineering completed risk insurance, and management rights as senior collateral amounting to ￦611,000 million to a financial syndicate that consists of the Group and five other institutions, and as subordinated collateral amounting to ￦384,800 million to subordinated debt holders that consist of the Group and two other institutions. Also, it provides certificate of credit guarantee amounting to ￦400,000 million as collateral to a financial syndicate consisting of the Group and five other institutions.

44. Business Combination

44.1 The Acquisition of shares of KB Insurance Co., Ltd.

On May 19, 2017, the Group acquired 36,237,649 shares out of all outstanding shares of KB Insurance Co., Ltd., and this share acquisition increased the Group’s ownership of KB Insurance Co., Ltd. from 39.81% to 94.30%. Therefore, KB Insurance Co., Ltd. became a subsidiary to the Group. The main purpose of the business combination is to improve competitiveness of non-banking business by maximizing the operational synergy with subsidiaries in non-banking businesses.

	2017
	(In millions of Korean won)
Consideration
Fair value of existing holdings at the time of stock exchange	￦	1,425,743
Equity securities(=36,237,649 shares X ￦33,000)		1,195,842

Total consideration transferred	￦	2,621,585

Recognized amounts of identifiable assets acquired and liabilities assumed
Cash and cash equivalents	￦	547,889
Financial assets at fair value through profit or loss		1,095,668
Available-for-sale financial assets		9,186,062
Held-to-maturity financial assets		4,616,377
Loans		6,604,530
Other receivables		767,458
Property plant and equipment(included Investment property)		895,141
Intangible assets		2,434,049
Other assets		4,187,919

Total Assets		30,335,093

Insurance contract liabilities		22,889,439
Financial liabilities		625,850
Other liabilities		3,905,189

Total liabilities		27,420,478

Total identifiable net assets	￦	2,914,615

Non-controlling interests[1]		170,044
Gains on bargain purchase		122,986

[1]	Measured at the proportionate share of KB Insurance Co., Ltd.’s net assets applies only to instruments that represent present ownership interests.

As a result of the business combination, there was a gain on the bargain purchase and the Group recognized it as other non-operating income in the consolidated statement of comprehensive income.

Details of loans acquired are as follows:

2017
(In millions of Korean won)
Fair value of loans	￦ 6,604,530
Contractual total amount of loan receivables	6,651,314
Contractual cash flows that are not expected to be recovered	(59,906)

Details of intangible assets recognized as a result of business combinations are as follows:

	2017
	(In millions of Korean won)
Value of business acquired (VOBA)[1]	￦	2,395,291
Others[2]		38,758

Total	￦	2,434,049

[1]	In accordance with IFRS 4, an indirect method using embedded value was applied in measurement of VOBA. In business combination or contract transfer, insurance liabilities and intangible assets are separately presented to recognize embedded value in financial statements. VOBA is a concept similar to present value of in force (PVIF) and Present value of future profits (PVFP or PVP). The intangible assets from embedded value is calculated through the actuarial model and cash flow that were originally used to calculate the embedded value.

[2]	Memberships and other intangible assets were previously held by KB Insurance Co., Ltd.

In 2017, the Group measured 39.81% of KB Insurance Co., Ltd.’s equity interest held before the business combination at fair value and recognized ￦1,806 million as a loss on investment in the consolidated statements of income. After the acquisition date, operating income and net income of KB Insurance Co., Ltd. were ￦500,691 million and ￦330,286 million, respectively.

If KB Insurance Co., Ltd. had been consolidated from the beginning of the current period, the operating profit and profit for the period of the Group would be ￦622,123 million and ￦430,190 million, respectively, in the consolidated statement of comprehensive income.

44.2 The Results of VOBA Sensitivity Analysis

The results of sensitivity analysis from changes in assumption applied to calculate the value (VOBA) of acquired business recognized by business combination are as follows:

	2017
	Assumption change	VOBA outputs		Gain or losses from evaluation
		(In millions of Korean won)
Standard amount		￦	2,395,291	￦	—
Loss ratio	10%		1,020,243		(1,375,048)
	-10%		3,770,338		1,375,047
Surrenders and termination rates	10%		2,425,348		30,057
	-10%		2,360,035		(35,256)
Insurance operating expenses ratio	10%		2,256,197		(139,094)
	-10%		2,534,384		139,093
Return on investment	+0.5%p		3,153,368		758,077
	-0.5%p		1,576,618		(818,673)
Discount rate	+0.5%p		2,250,386		(144,905)
	-0.5%p		2,551,657		156,366

44.3 Insurance Risk at the Time of Business Combination

44.3.1 Overview

Insurance risk arises from acceptance of insurance contract, and payment of claim, comprising insurance price risk and reserve risk. Insurance price risk represents loss exceeding expected mortality or expense ratio assumed in premium calculation; the difference of premium received from customers and actual claim payment. Reserve risk represents insufficient insurance reserve causing insurer unable to cover future payment of insurance claim.

44.3.2 Purposes, policies and procedures to manage risk arising from insurance contracts

KB Insurance Co. Ltd. is exposed to actuarial risk and acceptance risk, each arising from pricing of insurance contract and acceptance terms, respectively. Acceptance guidelines and procedures are established by insurance product to avoid non-profitable insurance contract by examining subjects beforehand. The insurer performs analysis of insurance risk expected in price determination before acceptance and of the risk after acceptance in its effort to minimize actuarial risk by subsequent actions including premium adjustment, change in sales condition, end of sales of product and new product development.

In addition, KB Insurance Co. Ltd. establishes reinsurance strategies based on its reinsurance operating standards by holding adequate level of reinsurance to address future accident causing insurer immediately liable with large amount. The insurer manages risks comprehensively supporting customer protection and achieving stable profit to maximize enterprise value in the long term.

KB Insurance Co. Ltd.’s enterprise risk is calculated using standard RBC model. Assets and product portfolio are managed and risk limit is set to keep risk level reasonable given its capital adequacy.

44.3.3 Exposure to insurance price risk

According to RBC standard, KB Insurance Co. Ltd. defines insurance price risk exposure as risk premium for the last one year adding or subtracting premium of original insurance and reinsurance, assumed and ceded.

	2017
	Direct insurance		Inward reinsurance		Outward reinsurance		Total
	(In millions of Korean won)
General	￦	908,992	￦	81,311	￦	579,954	￦	410,349
Automobile		1,984,178		—		40,486		1,943,692
Long-term		1,845,647		—		250,459		1,595,188

Total	￦	4,738,817	￦	81,311	￦	870,899	￦	3,949,229

44.3.4 Concentration of Insurance risk

KB Insurance Co., Ltd. is selling general non-life insurances (fire, maritime, injury, technology, liability, package, title, guarantee and special type insurances), automobile insurances (for private use, for hire, for business, bicycle and other), long-term insurances (long-term non-life, property damage, injury, driver, savings, illness, nursing and pension) and various other insurances. KB Insurance Co., Ltd.’s risk is distributed through reinsurance, joint acceptance and diversified selling. In addition, insurances that cover serious damage of risk, although with rare possibility of the occurrence of disaster, such as storm and flood insurance are limited, and KB Insurance Co., Ltd. controls the risk through joint acquisition.

44.3.5 Loss development tables

General Insurance

	Payment year
Accident year	After 1 year		After 2 years		After 3 years		After 4 years		After 5 years
	(In millions of Korean won)
Estimate of gross ultimate claims (A)
2012.4.1 ~ 2013.3.31	￦	155,846	￦	188,494	￦	194,197	￦	198,574	￦	197,475
2013.4.1 ~ 2014.3.31		168,274		196,711		198,849		198,251		—
2014.4.1 ~ 2015.3.31		121,300		141,807		143,129		—		—
2015.4.1 ~ 2016.3.31		126,747		150,115		—		—		—
2016.4.1 ~ 2017.3.31		148,162		—		—		—		—

Total		720,329		677,127		536,175		396,825		197,475

Gross cumulative claim payments (B)
2012.4.1 ~ 2013.3.31		118,748		172,826		185,043		190,131		191,849
2013.4.1 ~ 2014.3.31		129,198		175,994		189,194		191,700		—
2014.4.1 ~ 2015.3.31		88,311		126,826		135,437		—		—
2015.4.1 ~ 2016.3.31		93,964		136,169		—		—		—
2016.4.1 ~ 2017.3.31		107,770		—		—		—		—

Total		537,991		611,815		509,674		381,831		191,849

Difference (A-B)	￦	182,338	￦	65,312	￦	26,501	￦	14,994	￦	5,626

Automobile Insurance

	Payment year
Accident year	After 1 year		After 2 years		After 3 years		After 4 years		After 5 years		After 6 years		After 7 years
	(In millions of Korean won)
Estimate of gross ultimate claims (A)
2010.4.1 ~ 2011.3.31	￦	1,025,148	￦	1,041,743	￦	1,049,759	￦	1,053,279	￦	1,053,674	￦	1,054,482	￦	1,055,616
2011.4.1 ~ 2012.3.31		1,103,363		1,118,764		1,125,789		1,130,637		1,132,811		1,134,588		—
2012.4.1 ~ 2013.3.31		1,129,311		1,151,262		1,160,820		1,166,840		1,169,692		—		—
2013.4.1 ~ 2014.3.31		1,124,402		1,154,322		1,164,003		1,174,204		—		—		—
2014.4.1 ~ 2015.3.31		1,205,298		1,224,037		1,236,693		—		—		—		—
2015.4.1 ~ 2016.3.31		1,242,591		1,257,538		—		—		—		—		—
2016.4.1 ~ 2017.3.31		1,292,711		—		—		—		—		—		—

Total		8,122,824		6,947,666		5,737,064		4,524,960		3,356,177		2,189,070		1,055,616

Gross cumulative claim payments(B)
2010.4.1 ~ 2011.3.31		898,401		1,010,255		1,033,873		1,043,730		1,048,664		1,050,860		1,051,681
2011.4.1 ~ 2012.3.31		954,486		1,079,455		1,106,620		1,120,852		1,128,085		1,130,188		—
2012.4.1 ~ 2013.3.31		963,250		1,112,141		1,140,658		1,154,668		1,160,801		—		—
2013.4.1 ~ 2014.3.31		948,421		1,105,324		1,137,731		1,155,656		—		—		—
2014.4.1 ~ 2015.3.31		1,007,236		1,180,056		1,210,707		—		—		—		—
2015.4.1 ~ 2016.3.31		1,042,046		1,208,525		—		—		—		—		—
2016.4.1 ~ 2017.3.31		1,079,668		—		—		—		—		—		—

Total		6,893,508		6,695,756		5,629,589		4,474,906		3,337,550		2,181,048		1,051,681

Difference (A-B)	￦	1,229,316	￦	251,910	￦	107,475	￦	50,054	￦	18,627	￦	8,022	￦	3,935

Long-term Insurance

	Payment year
Accident year	After 1 year		After 2 years		After 3 years		After 4 years		After 5 years
	(In millions of Korean won)
Estimate of gross ultimate claims (A)
2012.4.1 ~ 2013.3.31	￦	648,694	￦	871,989	￦	897,650	￦	902,898	￦	904,400
2013.4.1 ~ 2014.3.31		737,540		999,838		1,029,937		1,035,705		—
2014.4.1 ~ 2015.3.31		822,235		1,106,997		1,138,537		—		—
2015.4.1 ~ 2016.3.31		945,954		1,286,361		—		—		—
2016.4.1 ~ 2017.3.31		1,102,183		—		—		—		—

Total		4,256,606		4,265,185		3,066,124		1,938,603		904,400

Gross cumulative claim payments (B)
2012.4.1 ~ 2013.3.31		606,551		859,742		889,948		898,142		901,629
2013.4.1 ~ 2014.3.31		696,685		984,891		1,021,364		1,032,301		—
2014.4.1 ~ 2015.3.31		770,283		1,090,501		1,130,781		—		—
2015.4.1 ~ 2016.3.31		892,901		1,271,183		—		—		—
2016.4.1 ~ 2017.3.31		1,051,471		—		—		—		—

Total		4,017,891		4,206,317		3,042,093		1,930,443		901,629

Difference (A-B)	￦	238,715	￦	58,868	￦	24,031	￦	8,160	￦	2,771

44.3.6 Liquidity risk of insurance contracts

Liquidity risk arising from insurance contracts is the increase in refunds at maturity caused by concentrations of maturity, the increase in surrender values caused by unexpected amounts in cancellation and the increase in payments of claims caused by catastrophic events. KB Insurance Co., Ltd. manages payment of refunds payable at maturity by analyzing maturity of insurance.

Premium reserve’s maturity structure as of the business combination date is as follows:

	2017
	Within 1 year		1~5 years		5~10 years		10~20 years		More 20 years		Total
	(In millions of Korean won)
Long-term insurance non participating
Non-linked	￦	54,301	￦	202,759	￦	185,691	￦	76,049	￦	97,970	￦	616,770
Linked		457,494		2,311,040		2,256,942		1,240,524		8,991,508		15,257,508

Sub-total		511,795		2,513,799		2,442,633		1,316,573		9,089,478		15,874,278

Annuity
Non-linked		10		143		1,775		4,109		1,490		7,527
Linked		183		44,147		276,785		1,025,511		2,066,527		3,413,153

Sub-total		193		44,290		278,560		1,029,620		2,068,017		3,420,680

Asset-linked
Linked		—		27,059		—		—		—		27,059
Total
Non-linked		54,311		202,902		187,466		80,158		99,460		624,297
Linked		457,677		2,382,246		2,533,727		2,266,035		11,058,035		18,697,720

Total	￦	511,988	￦	2,585,148	￦	2,721,193	￦	2,346,193	￦	11,157,495	￦	19,322,017

44.3.7 Credit risk of insurance contract

Credit risk of insurance contract is the economic loss arising from non-performing contractual obligations due to decline in credit ratings or default. Through strict internal review, KB Insurance Co., Ltd. cedes insurance contracts to the insurers rated above BBB- of S&P rating.

As of business combination date, there are 219 reinsurance companies that deal with KB Insurance Co., Ltd., and the top three insurance companies’ concentration and credit ratings are as follows:

Reinsurance company	Ratio	Credit rating
KOREANRE	66.60%	AA
STARR INTERNATIONAL	3.41%	AA+
SWISSREINSURANCE	3.22%	AAA

Exposures to credit risk related to reinsurance as of business combination date were as follows:

	2017
	(In millions of Korean won)
Reinsurance assets[1]	￦	730,251
Net receivables from reinsurers[2]		44,443

Total	￦	774,694

[1]	Net carrying amounts that deduct impairment loss
[2]	Net carrying amounts of each reinsurance company that offsets reinsurance accounts receivable and reinsurance accounts payable and deduct allowance for loan losses

44.3.8 Interest risk of insurance contract

The interest rate risk exposure from KB Insurance Co., Ltd.’s insurance contracts is the risk of unexpected losses in net interest income or net assets arising from changes in interest rates and it is managed to minimize the loss experienced. For long-term, non-life insurance contracts, KB Insurance Co., Ltd. calculates exposure of interest-bearing assets and interest-bearing liabilities. Liabilities exposure is premium reserves after subtracting costs of termination deductions. Asset exposure is interest-bearing assets. Assets that receive only fees without interest are excluded from interest bearing assets.

Exposure to interest rate risk

	2017
	(In millions of Korean won)
Liabilities
Fixed interest rate	￦	622,570
Variable interest rate		18,268,800

Total		18,891,370

Assets
Due from banks		319,960
Financial assets at fair value through profit or loss		386,040
Available-for-sale financial assets		6,660,182
Held-to-maturity financial assets		4,143,851
Loans		6,465,291

Total	￦	17,975,324

Measurement and recognition method

Duration is used to measure interest rate risk within risk based solvency test. ALM system for risk based solvency test is utilized to manage interest rate risk internally. In addition, Risk Management Committee sets ALM strategy every year to manage interest rate risk.

Sensitivity to changes in interest rates

Generally, when interest rates rise, the value and duration of assets and liabilities fall, when interest rates fall, value and duration of assets and liabilities increase. When duration of assets is shorter than duration of liabilities, the interest risk is increased if the interest rates fall since increased asset value is smaller than liabilities increase.

Negative spread risk control

To control interest expenses from other liabilities and investment incomes from assets, KB Insurance Co., Ltd. publicizes its interest rate considering market interest rate and return on invested insurance assets of KB Insurance Co., Ltd.

44.4 Acquisition of MARITIME SECURITIES INCORPORATION

In October 9, 2017 the Group acquired 99.40% shares of MARITIME SECURITIES INCORPORATION, which operates in Vietnam securities industry. The transfer price paid by the group was ￦38,479 million, and recognized goodwill of ￦13,092 million by recognizing the net asset and non-controlling interest of ￦25,539 million and ￦152 million, respectively. There are no operating income or profit for the period incurred and recognized in the consolidated statement of profit or loss after the acquisition date.

The name has changed to KB SECURITIES VIETNAM JOINT STOCK COMPANY in January 2018.

45. Approval of Issuance of the Financial Statements

The issuance of the Group’s consolidated financial statements as of and for the year ended December 31, 2017, was approved by the Board of Directors on February 8, 2018.

46. Parent Company Information

The following tables present the Parent Company Only financial information:

Condensed Statements of Financial Position

	Dec. 31 2016		Dec. 31 2017
	(In millions of Korean won)
Assets
Cash held at bank subsidiaries	￦	115,065	￦	245,400
Financial assets at fair value through profit of loss		246,656		284,485
Loans		29,415		10,000
Investments in subsidiaries(1)
Banking subsidiaries		14,821,721		14,821,721
Nonbanking subsidiaries.		6,571,024		9,240,395
Investments in associate(1)		1,053,690		—
Other assets		532,581		500,833

Total assets	￦	23,370,152	￦	25,102,834

Liabilities and shareholders’ equity
Debts	￦	350,000	￦	300,000
Debentures		3,474,200		5,162,600
Other liabilities		524,135		513,689
Shareholders’ equity		19,021,817		19,126,545

Total liabilities and shareholders’ equity	￦	23,370,152	￦	25,102,834

(1)	Investments in subsidiaries and associate were accounted at cost method in accordance with IAS 27.

Condensed Statements of Comprehensive Income

	2015		2016		2017
	(In millions of Korean won)
Income
Dividends from subsidiaries	￦	315,527	￦	686,919	￦	693,660
Dividends from an associate		—		7,989		15,884
Interest from subsidiaries		2,185		2,192		3,207
Other income		2,540		10,700		14,336

Total income		320,252		707,800		727,087

Expense
Interest expense		27,929		60,521		101,107
Non-interest expense		49,088		57,311		78,077

Total expense		77,017		117,832		179,184

Profit(loss) before tax expense		243,235		589,968		547,903

Tax income(expense)		190		164		5,522

Profit(loss) for the year		243,425		590,132		553,425

Other comprehensive income(loss) for the year, net of tax		(741)		237		(491)

Total comprehensive income for the year	￦	242,684	￦	590,369	￦	552,934

Condensed Statements of Cash Flows

	2015		2016		2017
	(In millions of Korean won)
Operating activities
Net income	￦	243,425	￦	590,132	￦	553,425
Reconciliation of net income (loss) to net cash provided by operating activities:
Other operating activities, net		304,444		5,588		16,718

Net cash inflow (outflow) from operating activities		547,869		595,720		570,143

Investing activities
Net payments from (to) subsidiaries		(90,000)		(1,684,021)		(1,413,932)
Other investing activities, net		(880,059)		(201,890)		21,376

Net cash outflow from investing activities		(970,059)		(1,885,911)		(1,392,556)

Financing activities
Net increase(decrease) in debts		—		350,000		(50,263)
Increases in debentures		1,017,752		1,975,742		1,836,114
Repayments of debentures		—		(150,000)		(149,669)
Cash dividends paid		(301,354)		(378,625)		(497,969)
Acquisition of treasury shares		—		(716,808)		(185,465)

Net cash inflow from financing activities		716,398		1,080,309		952,748

Net increase in cash held at bank subsidiaries		294,208		(209,882)		130,335
Cash and cash equivalents subsidiaries at January 1		30,736		324,944		115,062

Cash and cash equivalents subsidiaries at December 31	￦	324,944	￦	115,062	￦	245,397