Form 20-F
period 2018-12-31
KB Financial Group Inc.
filed 2019-04-30
CIK 1445930

As filed with the Securities and Exchange Commission on April 30, 2019

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2018

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

Peter BongJoong Kwon

11F, Kookmin Bank, 26, Gukjegeumyung-ro 8-gil, Yeongdeungpo-gu, Seoul 07331, Korea

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

395,551,297 shares of Common Stock, par value ￦5,000 per share

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.  ☒ Yes  ☐ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.  ☐ Yes   ☒ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.  ☒ Yes  ☐ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).  ☒ Yes  ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer” and “emerging growth company” in Rule 12b-2 of the Exchange Act:

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

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

The financial statements included in this annual report are prepared in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB. As such, we make an explicit and unreserved statement of compliance with IFRS as issued by the IASB with respect to our consolidated financial statements as of December 31, 2017 and 2018 and for the years ended December 31, 2016, 2017 and 2018 included in this annual report. Unless indicated otherwise, the financial information in this annual report as of and for the years ended December 31, 2014, 2015, 2016, 2017 and 2018 has been prepared in accordance with IFRS as issued by the IASB, which is not comparable to information prepared in accordance with generally accepted accounting principles in the United States, or U.S. GAAP.

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

For your convenience, this annual report contains translations of Won amounts into U.S. dollars at the noon buying rate of the Federal Reserve Bank of New York for Won in effect on December 31, 2018, which was ￦1,112.85 = US$1.00.

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

The selected consolidated financial and operating data as of and for the years ended December 31, 2014, 2015, 2016, 2017 and 2018 set forth below have been derived from our audited consolidated financial statements, which have been prepared in accordance with IFRS as issued by the IASB. Our consolidated financial statements as of and for the years ended December 31, 2014, 2015, 2016, 2017 and 2018 have been audited by independent registered public accounting firm Samil PricewaterhouseCoopers.

IFRS 9 Financial Instruments, or IFRS 9, is effective for annual periods beginning on or after January 1, 2018 and replaces International Accounting Standard 39 Financial Instruments: Recognition and Measurement, or IAS 39. We have applied IFRS 9 in our consolidated financial statements as of and for the year ended December 31, 2018 included elsewhere in this annual report. As permitted by the transition rules of IFRS 9, our consolidated financial statements as of and for the years ended December 31, 2016 and 2017 included elsewhere in this annual report have not been restated to retroactively apply IFRS 9. For information regarding the impact of the application of IFRS 9 to our consolidated financial statements, see “Item 5.A. Operating Results—Overview—Changes in Accounting Policies—Adoption of IFRS 9” and Notes 2.1 and 45 of the notes to our consolidated financial statements included elsewhere in this annual report.

You should read the following data together with the more detailed information contained in “Item 5. Operating and Financial Review and Prospects” and our consolidated financial statements included elsewhere in this annual report. Historical results do not necessarily predict future results.

Consolidated statements of comprehensive income data

	Year Ended December 31,
	2014		2015		2016		2017		2018(3)		2018(3)(4)
	(in billions of Won, except common share data)										(in millions of US$, except common share data)
Interest income(1)	￦	11,907	￦	10,617	￦	10,335	￦	11,919	￦	13,735	US$	12,342
Interest expense		(5,219)		(4,173)		(3,619)		(3,672)		(4,830)		(4,340)

Net interest income(1)		6,688		6,444		6,716		8,247		8,905		8,002

Fee and commission income		2,666		2,971		3,151		3,988		3,717		3,341
Fee and commission expense		(1,283)		(1,436)		(1,566)		(1,938)		(1,474)		(1,325)

Net fee and commission income		1,383		1,535		1,585		2,050		2,243		2,016

Insurance income(2)		1,215		1,373		1,201		8,971		11,975		10,760
Insurance expense(2)		(1,352)		(1,479)		(1,319)		(8,377)		(11,485)		(10,320)

Net insurance income (expenses)(2)		(137)		(106)		(118)		594		490		440

Net gains (losses) on financial assets and liabilities at fair value through profit or loss(1)		—		—		—		—		352		316

Net gains (losses) on financial assets and liabilities at fair value through profit or loss (under IAS 39)(1)		167		119		(322)		203		—		—

Net other operating income (expenses)(2)		(904)		(610)		(416)		(902)		(1,130)		(1,015)

General and administrative expenses		(4,010)		(4,524)		(5,229)		(5,629)		(5,919)		(5,318)

Operating profit before provision for credit losses		3,187		2,858		2,216		4,563		4,941		4,440

Provision for credit losses		(1,228)		(1,037)		(539)		(548)		(674)		(605)

Net operating profit		1,959		1,821		1,677		4,015		4,267		3,835

Share of profit (loss) of associates and joint ventures		13		203		281		84		24		22

Net other non-operating income (expenses)		(71)		140		671		39		11		9

Net non-operating profit (loss)		(58)		343		952		123		35		31

Profit before income tax		1,901		2,164		2,629		4,138		4,302		3,865

Tax income (expenses)		(486)		(437)		(439)		(795)		(1,240)		(1,114)

Profit for the year	￦	1,415	￦	1,727	￦	2,190	￦	3,343	￦	3,062	US$	2,751

Items that will not be reclassified to profit or loss:
Remeasurements of net defined benefit		(100)		(23)		13		23		(138)		(124)
Shares of other comprehensive income of associates and joint ventures		—		—		4		—		(0)		(0)
Revaluation gains on equity instruments at fair value through other comprehensive income		—		—		—		—		(31)		(28)
Fair value changes on financial liabilities designated at fair value due to own credit risk		—		—		—		—		1		1

Items that may be reclassified subsequently to profit or loss:
Exchange differences on translating foreign operations		17		45		20		(110)		49		44
Net gains on financial instruments at fair value through other comprehensive income		—		—		—		—		119		107
Valuation gains (losses) on financial investments		249		(29)		(48)		89		—		—
Shares of other comprehensive income (loss) of associates and joint ventures		(32)		—		(11)		101		(4)		(3)
Cash flow hedges		(10)		1		4		21		(9)		(8)
Gains (losses) on hedges of a net investment in a foreign operation		—		(25)		(7)		27		(27)		(24)
Other comprehensive income of separate account		—		—		—		(14)		30		26
Net gains (losses) on overlay adjustment		—		—		—		—		0		0

Other comprehensive income (loss) for the year, net of tax		124		(31)		(25)		136		(10)		(9)

Total comprehensive income for the year	￦	1,539	￦	1,696	￦	2,165	￦	3,480	￦	3,052	US$	2,742

Profit attributable to:
Shareholders of the parent company	￦	1,401	￦	1,698	￦	2,144	￦	3,311	￦	3,061	US$	2,750
Non-controlling interests		14		29		46		32		1		1

	￦	1,415	￦	1,727	￦	2,190	￦	3,343	￦	3,062	US$	2,751

Total comprehensive income attributable to:
Shareholders of the parent company	￦	1,526	￦	1,667	￦	2,119	￦	3,446	￦	3,051	US$	2,741
Non-controlling interests		13		29		46		34		1		1

	￦	1,539	￦	1,696	￦	2,165	￦	3,480	￦	3,052	US$	2,742

Earnings per share
Basic earnings per share	￦	3,626	￦	4,396	￦	5,588	￦	8,305	￦	7,721	US$	6.94
Diluted earnings per share		3,611		4,376		5,559		8,257		7,676		6.90

(1)

Prior to 2018, interest income arising from financial assets at fair value through profit or loss was recorded as part of net gains (losses) on financial assets and liabilities at fair value through profit or loss. Pursuant to a change in our accounting policies which became effective as of January 1, 2018, commencing in such year, interest income arising from financial assets at fair value through profit or loss is recorded as part of interest income, instead of as part of net gains (losses) on financial assets and liabilities at fair value through profit or loss. Interest income arising from financial assets at fair value through profit or loss for prior years has been reclassified accordingly. See Note 2. 1 of the notes to our consolidated financial statements included elsewhere in this annual report.

(2)

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

(3)

Figures for 2018 reflect the application of IFRS 9 and therefore may not be directly comparable to corresponding figures for prior years. See Notes 2.1 and 45 of the notes to our consolidated financial statements included elsewhere in this annual report.

(4)

Won amounts are expressed in U.S. dollars at the rate of ￦1,112.85 to US$1.00, the noon buying rate in effect on December 31, 2018 as quoted by the Federal Reserve Bank of New York in the United States.

Consolidated statements of financial position data

	Year Ended December 31,
	2014		2015		2016		2017		2018(2)		2018(2)(3)
	(in billions of Won)										(in millions of US$)
Assets
Cash and due from financial institutions	￦	15,424	￦	16,316	￦	17,885	￦	19,818	￦	20,274	US$	18,219
Financial assets at fair value through profit or loss		—		—		—		—		50,988		45,817
Financial assets at fair value through profit or loss (IAS 39)		10,758		11,174		27,858		32,227		—		—
Derivative financial assets		1,968		2,278		3,382		3,310		2,026		1,821
Loans		231,450		245,005		265,486		290,123		319,202		286,833
Financial investments		34,961		39,137		45,148		66,608		61,665		55,412
Investments in associates and joint ventures		670		1,738		1,771		335		505		454
Property and equipment		3,083		3,287		3,627		4,202		4,272		3,839
Investment property		378		212		755		849		2,120		1,905
Intangible assets		489		467		652		2,943		2,756		2,476
Net defined benefit assets		—		—		—		1		—		—
Current income tax assets		306		19		66		6		10		9
Deferred income tax assets		16		8		134		4		4		4
Assets held for sale		70		49		52		156		17		15
Other assets		8,783		9,375		8,858		16,204		15,749		14,152

Total assets	￦	308,356	￦	329,065	￦	375,674	￦	436,786	￦	479,588	US$	430,955

Liabilities
Financial liabilities at fair value through profit or loss	￦	—	￦	—	￦	—	￦	—	￦	15,327	US$	13,773
Financial liabilities at fair value through profit or loss (IAS 39)		1,819		2,975		12,123		12,023		—		—
Derivative financial liabilities		1,797		2,326		3,807		3,143		2,901		2,607
Deposits		211,549		224,268		239,731		255,800		276,770		248,704
Debts		15,865		16,241		26,251		28,821		33,005		29,658
Debentures		29,201		32,601		34,992		44,993		53,279		47,876
Provisions		614		607		538		568		526		473
Net defined benefit liabilities		76		73		96		155		262		236
Current income tax liabilities		232		31		442		434		699		628
Deferred income tax liabilities		93		179		103		533		493		443
Insurance contract liabilities(1)		6,265		6,925		7,291		31,801		33,413		30,025
Other liabilities(1)		13,332		13,937		19,039		24,470		27,200		24,441

Total liabilities	￦	280,843	￦	300,163	￦	344,413	￦	402,741	￦	443,875	US$	398,864

Total Equity
Capital stock	￦	1,932	￦	1,932	￦	2,091	￦	2,091	￦	2,091	US$	1,879
Capital surplus		15,855		15,855		16,995		17,122		17,122		15,385
Accumulated other comprehensive income		461		429		405		538		178		159
Retained earnings		9,067		10,464		12,229		15,044		17,282		15,530

Treasury shares		—		—		(722)		(756)		(969)		(870)

Equity attributable to shareholders of the parent company		27,315		28,680		30,998		34,039		35,704		32,083
Non-controlling interests		198		222		263		6		9		8

Total equity	￦	27,513	￦	28,902	￦	31,261	￦	34,045	￦	35,713	US$	32,091

Total liabilities and equity	￦	308,356	￦	329,065	￦	375,674	￦	436,786	￦	479,588	US$	430,955

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

(2)

Figures as of December 31, 2018 reflect the application of IFRS 9 and therefore may not be directly comparable to corresponding figures as of prior dates. See Notes 2.1 and 45 of the notes to our consolidated financial statements included elsewhere in this annual report.

(3)

Won amounts are expressed in U.S. dollars at the rate of ￦1,112.85 to US$1.00, the noon buying rate in effect on December 31, 2018 as quoted by the Federal Reserve Bank of New York in the United States.

Profitability ratios and other data

	As of or for the year Ended December 31,
	2014	2015	2016	2017	2018
	(Percentages)
Profit (loss) attributable to stockholders as a percentage of:
Average total assets(1)	0.47%	0.54%	0.62%	0.80%	0.67%
Average stockholders’ equity(1)	5.30	6.05	7.13	9.56	8.58
Dividend payout ratio(2)	21.48	22.32	23.23	23.17	24.83
Net interest spread(3)	2.18	2.05	2.01	2.11	2.05
Net interest margin(4)	2.42	2.21	2.13	2.27	2.23
Efficiency ratio(5)	55.72	61.28	69.14	58.65	57.08
Cost-to-average assets ratio(6)	1.34	1.43	1.50	1.36	1.29
Won loans (gross) as a percentage of Won deposits	107.73	107.88	110.77	114.02	115.98
Total loans (gross) as a percentage of total deposits	110.57	110.40	111.69	114.24	116.27

(1)	Average balances are based on daily balances for our banking, credit card and investment and securities operations and monthly or quarterly balances for our other operations.
(2)	Represents the ratio of total dividends declared on common stock as a percentage of profit attributable to stockholders.
(3)	Represents the difference between the yield on average interest earning assets and cost of average interest bearing liabilities.
(4)	Represents the ratio of net interest income to average interest earning assets.
(5)

Represents the ratio of general and administrative expenses to the sum of net interest income, net fee and commission income, net gain on financial assets and liabilities at fair value through profit or loss and net other operating income.

(6)	Represents the ratio of general and administrative expenses to average total assets.

Capital ratios

	As of or for the year Ended December 31,
	2016	2017	2018
	(Percentages)
Consolidated capital adequacy ratio of KB Financial Group(1)	15.27%	15.23%	14.60%
Capital adequacy ratios of Kookmin Bank
Tier I capital adequacy ratio(2)	14.83	14.86	14.33
Common equity Tier I capital adequacy ratio(2)	14.83	14.86	14.33
Tier II capital adequacy ratio(2)	1.49	1.16	1.19
Average stockholders’ equity as a percentage of average total assets	8.63	8.37	7.75

(1)

Under applicable guidelines of the Financial Services Commission, we, as a bank holding company, were required to maintain a total minimum consolidated capital adequacy ratio of 10.625% (including applicable additional capital buffers and requirements) as of December 31, 2018. See “Item 4.B. Business Overview—Supervision and Regulation—Principal Regulations Applicable to Financial Holding Companies—Capital Adequacy.”

(2)

Kookmin Bank’s capital adequacy ratios are computed in accordance with the guidelines issued by the Financial Services Commission. See “Item 4.B. Business Overview—Supervision and Regulation—Principal Regulations Applicable to Banks—Capital Adequacy.”

Credit portfolio ratios and other data

	As of December 31,
	2014		2015		2016		2017		2018
	(in billions of Won, except percentages)
Total loans(1)	￦	233,902	￦	247,587	￦	267,764	￦	292,233	￦	321,811
Total non-performing loans(2)		1,068		922		923		758		725
Other impaired loans not included in non-performing loans		1,996		2,075		1,613		1,509		1,377
Total of non-performing loans and other impaired loans		3,064		2,997		2,536		2,267		2,102
Total allowances for loan losses		2,452		2,582		2,278		2,110		2,609
Non-performing loans as a percentage of total loans		0.46%		0.37%		0.34%		0.26%		0.23%
Non-performing loans as a percentage of total assets		0.35%		0.28%		0.25%		0.17%		0.15%
Total of non-performing loans and other impaired loans as a percentage of total loans		1.31%		1.21%		0.95%		0.78%		0.65%
Allowances for loan losses as a percentage of total loans		1.05%		1.04%		0.85%		0.72%		0.81%

(1)	Before deduction of allowances for loan losses.
(2)	Non-performing loans are defined as those loans, including corporate, retail and other loans, which are past due by 90 days or more.

Selected Statistical Information

Average Balance Sheets and Related Interest

The following table shows our average balances and interest rates for the past three years:

	Year Ended December 31,
	2016					2017					2018
	Average Balance(1)		Interest Income(2)(3)		Average Yield	Average Balance(1)		Interest Income(2)(3)		Average Yield	Average Balance(1)		Interest Income(2)(3)		Average Yield
	(in billions of Won, except percentages)
Assets
Cash and interest earning deposits in other banks	￦	8,630	￦	111	1.29%	￦	9,620	￦	126	1.31%	￦	8,162	￦	109	1.34%
Financial assets at fair value through profit or loss (debt securities)(4)		13,562		313	2.31		22,908		537	2.34		27,911		749	2.68
Financial investments (debt securities)(5)		34,868		890	2.55		49,137		1,160	2.36		56,585		1,325	2.34
Loans:
Corporate		112,657		3,469	3.08		123,004		3,962	3.22		134,938		4,471	3.31
Mortgage		55,638		1,522	2.74		60,944		1,683	2.76		65,799		1,994	3.03
Home equity		34,048		983	2.89		32,777		953	2.91		32,661		1,020	3.12
Other consumer(6)		39,506		1,835	4.64		46,325		2,115	4.57		52,333		2,491	4.76
Credit cards(7)		12,827		1,124	8.76		14,881		1,258	8.45		16,725		1,386	8.29
Foreign		3,011		88	2.92		3,607		125	3.47		4,254		190	4.47

Loans (total)		257,687		9,021	3.50		281,538		10,096	3.59		306,710		11,552	3.77

Total average interest earning assets	￦	314,747	￦	10,335	3.28%	￦	363,203	￦	11,919	3.28%	￦	399,368	￦	13,735	3.44%

Cash and due from banks		9,797		—	—		10,494		—	—		11,072		—	—
Financial assets at fair value through profit or loss (excluding debt securities):
Equity securities		1,832		—	—		3,849		—	—		4,646		—	—
Other		1,353		—	—		4,499		—	—		17,051		—	—

Financial assets at fair value through profit or loss (excluding debt securities) (total)		3,185		—	—		8,348		—	—		21,697		—	—
Financial investment (equity securities)		6,140		—	—		9,135		—	—		2,628		—	—
Investment in associates		2,107		—	—		968		—	—		432		—	—
Derivative financial assets		2,583		—	—		2,372		—	—		2,470		—	—
Premises and equipment		3,464		—	—		5,826		—	—		5,639		—	—
Intangible assets		515		—	—		2,409		—	—		2,839		—	—
Allowances for loan losses		(2,734)		—	—		(2,428)		—	—		(2,827)		—	—
Other non-interest earning assets		8,746		—	—		13,405		—	—		16,963		—	—

Total average non-interest earning assets		33,803		—	—		50,529		—	—		60,913		—	—

Total average assets	￦	348,550	￦	10,335	2.97%	￦	413,732	￦	11,919	2.88%	￦	460,281	￦	13,735	2.98%

	Year Ended December 31,
	2016					2017					2018
	Average Balance(1)		Interest Expense		Average Cost	Average Balance(1)		Interest Expense		Average Cost	Average Balance(1)		Interest Expense		Average Cost
	(in billions of Won, except percentages)
Liabilities
Deposits:
Demand deposits	￦	97,858	￦	295	0.30%	￦	110,945	￦	290	0.26%	￦	117,267	￦	347	0.30%
Time deposits		125,612		2,126	1.69		127,478		2,010	1.58		141,021		2,637	1.87
Certificates of deposit		3,387		56	1.65		2,863		45	1.57		3,045		58	1.90

Deposits (total)		226,857		2,477	1.09		241,286		2,345	0.97		261,333		3,042	1.16
Debts(8)		22,798		289	1.27		33,065		446	1.35		37,565		639	1.70
Debentures		34,213		853	2.49		39,767		880	2.22		48,147		1,149	2.39

Total average interest bearing liabilities	￦	283,868	￦	3,619	1.27%	￦	314,118	￦	3,672	1.17%	￦	347,045	￦	4,830	1.39%

Non-interest bearing demand deposits		4,073		—	—		4,114		—	—		4,059		—	—
Derivative financial liabilities		2,687		—	—		2,422		—	—		2,932		—	—
Financial liabilities at fair value through profit or loss		5,737		—	—		12,674		—	—		14,280		—	—
Other non-interest bearing liabilities		21,877		—	—		45,618		—	—		56,275		—	—

Total average non-interest bearing liabilities		34,374		—	—		64,828		—	—		77,546		—	—

Total average liabilities		318,242		3,619	1.14		378,946		3,672	0.95		424,591		4,830	1.14

Total equity		30,308		—	—		34,786		—	—		35,690		—	—

Total average liabilities and equity	￦	348,550	￦	3,619	1.04%	￦	413,732	￦	3,672	0.87%	￦	460,281	￦	4,830	1.05%

(1)	Average balances are based on daily balances for our banking, credit card and investment and securities operations and monthly or quarterly balances for our other operations.
(2)	We do not invest in any tax-exempt securities.
(3)	Includes interest income from financial assets at fair value through profit or loss.
(4)

For 2018 only, includes deposits and loans at fair value through profit or loss. For information on interest income arising from such financial instruments, see Note 27 of the notes to our consolidated financial statements included elsewhere in this annual report.

(5)

Comprises financial assets at fair value through other comprehensive income and at amortized cost (or available-for-sale and held-to-maturity financial assets). For 2018 only, also includes loans at fair value through other comprehensive income. For information on interest income arising from such financial instruments, see Note 27 of the notes to our consolidated financial statements included elsewhere in this annual report. Information related to investment securities classified as financial assets at fair value through other comprehensive income (or available-for-sale financial assets) has been computed using amortized cost, and therefore does not give effect to changes in fair value that are reflected as a component of total equity.

(6)	Includes other interest income
(7)

Interest income from credit cards includes principally cash advance fees of ￦210 billion, ￦216 billion and ￦223 billion and interest on credit card loans of ￦525 billion, ￦629 billion and ￦704 billion for the years ended December 31, 2016, 2017 and 2018, respectively, but does not include interchange fees.

(8)	Includes other interest expense.

The following table presents our net interest spread, net interest margin, and asset liability ratio for the past three years:

	Year Ended December 31,
	2016	2017	2018
	(percentages)
Net interest spread(1)	2.01%	2.11%	2.05%
Net interest margin(2)	2.13	2.27	2.23
Average asset liability ratio(3)	110.88	115.63	115.08

(1)	The difference between the average rate of interest earned on interest earning assets and the average rate of interest paid on interest bearing liabilities.

(2)	The ratio of net interest income to average interest earning assets, and reflects the application of the 2018 Accounting Policy Change.
(3)	The ratio of average interest earning assets to average interest bearing liabilities.

Analysis of Changes in Net Interest Income—Volume and Rate Analysis

The following table provides an analysis of changes in interest income, interest expense and net interest income based on changes in volume and changes in rate for 2016 compared to 2017 and 2017 compared to 2018. Information is provided with respect to: (1) effects attributable to changes in volume (changes in volume multiplied by prior rate) and (2) effects attributable to changes in rate (changes in rate multiplied by prior volume). Changes attributable to the combined impact of changes in rate and volume have been allocated proportionately to the changes due to volume changes and changes due to rate changes.

	2017 vs. 2016 Increase/(Decrease) Due to Change in						2018 vs. 2017 Increase/(Decrease) Due to Change in
	Volume		Rate		Total		Volume		Rate		Total
	(in billions of Won)
Interest earning assets
Cash and interest earning deposits in other banks	￦	13	￦	2	￦	15	￦	(20)	￦	3	￦	(17)
Financial assets at fair value through profit or loss (debt securities)(1)		220		4		224		127		84		211
Financial investments (debt securities)(2)		341		(71)		270		176		(10)		166
Loans:
Corporate		330		163		493		395		114		509
Mortgage		150		11		161		140		171		311
Home equity		(37)		7		(30)		(3)		70		67
Other consumer		308		(28)		280		285		91		376
Credit cards		175		(41)		134		152		(24)		128
Foreign		19		18		37		25		40		65

Total interest income	￦	1,519	￦	65	￦	1,584	￦	1,277	￦	539	￦	1,816

	2017 vs. 2016 Increase/(Decrease) Due to Change in						2018 vs. 2017 Increase/(Decrease) Due to Change in
	Volume		Rate		Total		Volume		Rate		Total
	(in billions of Won)
Interest bearing liabilities
Deposits:
Demand deposits	￦	37	￦	(42)	￦	(5)	￦	15	￦	42	￦	57
Time deposits		30		(146)		(116)		230		397		627
Certificates of deposit		(8)		(3)		(11)		3		10		13
Debts		138		19		157		66		127		193
Debentures		128		(100)		28		197		71		268

Total interest expense		325		(272)		53		511		647		1,158

Total net interest income	￦	1,194	￦	337	￦	1,531	￦	766	￦	(108)	￦	658

(1)

For 2018 only, includes deposits and loans at fair value through profit or loss. For information on interest income arising from such financial instruments, see Note 27 of the notes to our consolidated financial statements included elsewhere in this annual report.

(2)

Comprises financial assets at fair value through other comprehensive income and at amortized cost (or available-for-sale and held-to-maturity financial assets). For 2018 only, also includes loans at fair value through other comprehensive income. For information on interest income arising from such financial instruments, see Note 27 of the notes to our consolidated financial statements included elsewhere in this annual report. Information related to investment securities classified as financial assets at fair value through other comprehensive income (or available-for-sale financial assets) has been computed using amortized cost, and therefore does not give effect to changes in fair value that are reflected as a component of total equity.

Item 3.B.	Capitalization and Indebtedness

Not applicable.

Item 3.C.	Reasons for the Offer and Use of Proceeds

Not applicable.

Item 3.D.	Risk Factors

Risks relating to our retail credit portfolio

Future changes in market conditions as well as other factors may lead to increases in delinquency levels of our retail loan portfolio.

In recent years, consumer debt has increased significantly in Korea. Our portfolio of retail loans, including mortgage and home equity loans, increased from ￦124,194 billion as of December 31, 2015 to ￦134,956 billion as of December 31, 2016, ￦146,150 billion as of December 31, 2017 and ￦158,807 billion as of December 31, 2018. As of December 31, 2018, our domestic retail loans represented 49.3% of our total lending. Within our retail loan portfolio, the outstanding balance of other consumer loans, which unlike mortgage or home equity loans are often unsecured and therefore tend to carry a higher credit risk, increased from ￦36,312 billion as of December 31, 2015 to ￦56,200 billion as of December 31, 2018; as a percentage of total outstanding retail loans, such balance increased from 29.2% as of December 31, 2015 to 35.4% as of December 31, 2018. The growth of our retail lending business, which generally offers higher margins than other lending activities, has contributed significantly to our interest income and profitability in recent years.

The growth of our retail loan portfolio, together with fluctuating economic conditions in Korea and globally in recent years, may lead to increases in delinquency levels and a deterioration in asset quality. The amount of our non-performing retail loans (defined as those loans that are past due by 90 days or more) decreased from ￦329 billion as of December 31, 2015 to ￦272 billion as of December 31, 2016 and ￦252 billion as of December 31, 2017, but increased to ￦304 billion as of December 31, 2018. Higher delinquencies in our retail loan portfolio in the future will require us to increase our loan loss provisions and charge-offs, which in turn will adversely affect our financial condition and results of operations.

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

In addition, we are exposed to changes in regulations and policies on retail lending by the Korean government, which may adopt measures to restrict retail lending or encourage financial institutions to provide financial support to certain types of retail borrowers. From the second half of 2016 to 2018, the Korean government introduced various measures to tighten regulations on mortgage lending and housing subscription in response to the rapid growth in consumer debt and concerns over speculative investments in real estate in certain areas. A decrease in housing prices as a result of the implementation of such measures, together with the high level of consumer debt and rising interest rate levels, could result in declines in consumer spending and reduced economic growth, which may lead to increases in delinquency levels of our retail loan portfolio.

In light of adverse conditions in the Korean economy affecting consumers, in March 2009, the Financial Services Commission requested Korean banks, including us, to establish a “pre-workout program,” including a credit counseling and recovery service, for retail borrowers with outstanding short-term debt defaults. Under the pre-workout program, which has been in operation since April 2009, maturity extensions and/or interest reductions are provided for retail borrowers with total loans of ￦1.5 billion or less (consisting of no more than ￦500 million of unsecured loans and ￦1 billion of secured loans) who are in arrears on their payments for more than 30 days but less than 90 days, and who either have an income in excess of the minimum cost of living or are deemed by the Credit Counseling and Recovery Service, a public service organization that provides debt adjustment services to low-income families in Korea, to have the ability to repay their loans. In addition, in March 2015, in response to increasing levels of consumer debt and amid concerns over the debt-servicing capacity of retail borrowers if interest rates were to rise, the Korean government launched, and requested Korean banks to participate in, a mortgage loan refinancing program aimed at reducing the payment burden on and improving the asset quality of outstanding mortgage loans. Under such refinancing program, over 340,000 qualified retail borrowers converted their outstanding non-amortizing floating-rate mortgage loans from Korean commercial banks (including us) into amortizing fixed-rate mortgage loans with lower interest rates, amounting to an aggregate principal amount of ￦34 trillion for all commercial banks in 2015. Our participation in such refinancing program may lead to a decrease in our interest income on our outstanding mortgage loans, as well as in our overall net interest margin. Moreover, our participation in such initiatives led by the Korean government to provide financial support to retail borrowers may lead us to offer credit terms for such borrowers that we would not generally offer, which may have an adverse effect on our results of operations and financial condition.

Our credit card operations may generate losses in the future, which could hurt our financial condition and results of operations.

With respect to our credit card portfolio, our delinquency ratio (which represents the ratio of amounts that are overdue by 30 days or more to total outstanding balances) was 1.21% as of December 31, 2016 and increased to 1.29% as of December 31, 2017 and 1.31% as of December 31, 2018. In line with industry practice, we have restructured a portion of delinquent credit card account balances (defined as balances overdue by 30 days or more) as loans. As of December 31, 2018, these restructured loans outstanding amounted to ￦97 billion. Because these loans are not treated as being delinquent at the time of conversion or for a period of time thereafter, our delinquency ratios may not fully reflect all delinquent amounts relating to our outstanding loans. Including all restructured loans, outstanding balances overdue by 30 days or more accounted for 1.9% of our credit card receivables (including credit card loans) as of December 31, 2018. Delinquencies may further increase in 2019 and in the future as a result of, among other things, adverse economic conditions in Korea, additional government regulations or the inability of Korean consumers to manage increased household debt.

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

One of our core businesses is lending to small- and medium-sized enterprises (as defined under “Item 4.B. Business Overview—Corporate Banking—Small- and Medium-sized Enterprise Banking”). Our loans to small- and medium-sized enterprises increased from ￦78,665 billion as of December 31, 2015 to ￦106,015 billion as of December 31, 2018. During that period, non-performing loans (defined as those loans that are past due by 90 days or more) to small- and medium-sized enterprises decreased from ￦309 billion as of December 31, 2015 to ￦267 billion as of December 31, 2018, and the non-performing loan ratio for such loans decreased from 0.4% as of December 31, 2015 to 0.3% as of December 31, 2018. However, our non-performing loans and non-performing loan ratio may increase in 2019. According to data compiled by the Financial Supervisory Service, the delinquency ratio for Won-currency loans by Korean commercial banks to small- and medium-sized enterprises was 0.5% as of December 31, 2018. The delinquency ratio for Won-currency loans to small- and medium-sized enterprise is calculated as the ratio of (1) the outstanding balance of such loans in respect of which either principal or interest payments are overdue by one month or more to (2) the aggregate outstanding balance of such loans. Our delinquency ratio for such Won currency loans decreased from 0.5% as of December 31, 2015 to 0.3% as of December 31, 2018. However, our delinquency ratio for such Won currency loans may increase in 2019.

In light of the deteriorating financial condition and liquidity position of small- and medium-sized enterprises in Korea since the global financial crisis commencing in the second half of 2008, the Korean government introduced policies and initiatives intended to encourage Korean banks to provide financial support to small- and medium-sized enterprise borrowers. For example, the Korean government requested Korean banks, including us, to establish a “fast track” program to provide liquidity assistance to small- and medium-sized enterprises on an expedited basis. Under the “fast track” program we established, we provide liquidity assistance to qualified small- and medium-sized enterprise borrowers applying for such assistance, in the form of new loans or maturity extensions or interest rate adjustments with respect to existing loans, after expedited credit review and approval by us. The overall prospects for the Korean economy in 2019 and beyond remain uncertain, and the Korean government may extend or renew existing or past policies and initiatives or introduce new policies or initiatives to encourage Korean banks to provide financial support to small- and medium-sized enterprises. Our participation in such government-led initiatives may lead us to extend credit to small- and medium-sized enterprise borrowers that we would not otherwise extend, or offer terms for such credit that we would not otherwise offer, in the absence of such initiatives. Furthermore, there is no guarantee that the financial condition and liquidity position of our small- and medium-sized enterprise borrowers benefiting from such initiatives will improve sufficiently for them to service their debt on a timely basis, or at all. Accordingly, increases in our exposure to small- and medium-sized enterprise borrowers resulting from such government-led initiatives may have a material adverse effect on our financial condition and results of operations.

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

As of December 31, 2018, we had loans outstanding to construction, shipbuilding and shipping companies (many of which are small- and medium-sized enterprises) in the amount of ￦3,269 billion, ￦520 billion and ￦250 billion, or 1.02%, 0.16% and 0.08% of our total loans, respectively. We also have other exposures to Korean construction, shipbuilding and shipping companies, including in the form of guarantees extended on behalf of such companies (which included confirmed guarantees of ￦280 billion for construction companies, ￦569 billion for shipbuilding companies and ￦14 billion for shipping companies as of December 31, 2018) and debt and equity securities of such companies held by us. In the case of construction companies, such exposures include guarantees provided to us by general contractors with respect to financing extended by us for residential and commercial real estate development projects. In the case of shipbuilding companies, such exposures include refund guarantees extended by us on behalf of shipbuilding companies to cover their obligation to return a portion of the ship order contract amount to customers in the event of performance delays or defaults under shipbuilding contracts.

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

In response to the deteriorating financial condition and liquidity position of borrowers in the construction, shipbuilding and shipping industries, which were disproportionately impacted by adverse economic developments in Korea and globally, the Korean government implemented a program in 2009 to promote expedited restructuring of such borrowers by their Korean creditor financial institutions, under the supervision of major commercial banks. In accordance with such program, 24 construction companies and five shipbuilding companies became subject to workout in 2009, following review by their creditor financial institutions (including us) and the Korean government. Each year since 2009, the Financial Services Commission and the Financial Supervisory Service have announced the results of subsequent credit risk evaluations conducted by creditor financial institutions (including us) of companies in Korea with outstanding credit exposures of ￦50 billion or more, pursuant to which a number of companies were selected by such financial institutions for restructuring in the form of workout, liquidation or court receivership. Most recently, in 2018, two companies with outstanding credit exposures of ￦50 billion or more (one of which was a construction company and the other a shipbuilding company) was selected by such financial institutions for restructuring. However, there is no assurance that these measures will be successful in stabilizing the Korean construction, shipbuilding and shipping industries.

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

See “Item 5.A. Operating Results—Overview—Acquisitions.”

We may continue to increase our equity interest in our subsidiaries or investees and may also consider acquiring or merging with other financial institutions to achieve more balanced growth and further diversify our revenue base. For example, in July 2018, we acquired a 90% interest in Tomato Specialized Bank of Cambodia (which was subsequently renamed KB Daehan Specialized Bank) through our subsidiary, KB Kookmin Card, for US$11 million, and a 22% interest in Bank Bukopin of Indonesia through our subsidiary, Kookmin Bank, for ￦116 billion, as part of our efforts to expand our businesses abroad. The integration of our new subsidiaries’ or investees’ separate businesses and operations, as well as those of any companies we may acquire or merge with in the future, under our financial holding company structure could require a significant amount of time, financial resources and management attention. Moreover, that process could disrupt our operations (including our risk management operations) or information technology systems, reduce employee morale, produce unintended inconsistencies in our standards, controls, procedures or policies, and affect our relationships with customers and our ability to retain key personnel. The realization of the anticipated benefits of our financial holding company structure and any mergers or acquisitions we decide to pursue may be blocked, delayed or reduced as a result of many factors, some of which may be outside our control. These factors include:

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

Moreover, a number of significant mergers and acquisitions in the financial industry have taken place in Korea in recent years, including Hana Financial Group’s acquisition of a controlling interest in Korea Exchange Bank in 2012 and the subsequent merger of Hana Bank into Korea Exchange Bank in 2015. In addition, as part of the Korean government’s plans to privatize Woori Finance Holdings Co., Ltd. (the former financial holding company of Woori Bank), certain subsidiaries of Woori Finance Holdings were sold to other financial institutions and Woori Finance Holdings itself was merged into Woori Bank in 2014, which established a new financial holding company, Woori Financial Group Inc., in January 2019. In the insurance sector, China’s Anbang Insurance Group acquired controlling interests in Tong Yang Life Insurance Co., Ltd. and Allianz Life Insurance Korea Co., Ltd. in 2015 and 2016, respectively, while Mirae Asset Life Insurance Co., Ltd. acquired PCA Life Insurance Co., Ltd. in 2017. In February 2019, Shinhan Financial Group acquired a 59% interest in Orange Life Insurance, Ltd. (formerly known as ING Life Insurance Korea, Ltd.). In the securities sector, in 2016, Mirae Asset Securities Co., Ltd. acquired a 43% interest in KDB Daewoo Securities Co., Ltd., which subsequently merged with and into Mirae Asset Securities to create Mirae Asset Daewoo Securities Co., Ltd., the largest securities company in Korea in terms of capital.

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

Of our 20 largest corporate exposures (including loans, debt and equity securities and guarantees and acceptances) as of December 31, 2018, 12 were to companies that were members of the 31 largest highly-indebted business groups among chaebols in Korea designated as such by the Financial Supervisory Service based on their outstanding exposures. As of that date, the total amount of our exposures to 31 of such largest highly-indebted business groups among chaebols was ￦26,297 billion, or 5.9% of our total exposures. If the credit quality of our exposures to chaebols declines as a result of financial difficulties they experience or for other reasons, we could require substantial additional loan loss provisions, which would hurt our results of operations and financial condition. See “Item 4.B. Business Overview—Assets and Liabilities—Loan Portfolio—Exposure to Chaebols.”

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

As of December 31, 2018, our loans and guarantees to companies that were in workout, restructuring or rehabilitation amounted to ￦463 billion or 0.1% of our total loans and guarantees, most of which was classified as impaired. As of the same date, our allowances for credit losses on these loans and guarantees amounted to ￦274 billion, or 59.2% of these loans and guarantees. These allowances may not be sufficient to cover all future losses arising from our exposure to these companies. Furthermore, we have other exposure to such companies, in the form of debt and equity securities of such companies held by us (including equity securities we acquired as a result of debt-to-equity conversions). Our exposures as of December 31, 2018 with respect to such securities of companies in workout, restructuring or rehabilitation amounted to ￦23 billion, or less than 0.02% of our total debt securities and equity securities, but may increase in the future. In addition, in the case of borrowers that are or become subject to workout or restructuring, we may be forced to restructure our credits pursuant to restructuring plans approved by other creditor financial institutions of the borrower, or to dispose of our credits to other creditors on unfavorable terms.

In particular, as of December 31, 2018, we had ￦322 billion of outstanding exposures, comprising ￦111 billion of loans, ￦6 billion of debt securities, ￦38 billion of equity securities and ￦167 billion of guarantees (mainly in the form of refund guarantees relating to shipbuilding contracts), to Daewoo Shipbuilding & Marine Engineering Co., Ltd., or DSME, which has been pursuing a voluntary restructuring program. In April 2017, the creditors of DSME agreed on a plan to provide additional financial support to DSME in connection with its voluntary restructuring program, under which Korea Development Bank and the Export-Import Bank of Korea would provide ￦2.9 trillion of new loans to DSME, on the condition that DSME’s other creditors and bondholders agree to a ￦2.9 trillion debt-to-equity swap. The financial support plan required the Korean commercial bank creditors of DSME (including us) to swap 80% of our outstanding unsecured loans into equity of DSME and extend the maturity of the remaining loans for a period of three years. The financial support plan also requires DSME’s creditors (including us) to provide additional refund guarantees in connection with future shipbuilding contracts of DSME. The implementation of the financial support plan for DSME has required and may continue to require us to increase our loan loss provisions and recognize write-offs and impairment losses with respect to our exposures to DSME and may therefore have a material adverse impact on our results of operations and financial condition. Furthermore, there is no guarantee that the plan will be successful in ensuring the financial viability of DSME.

A large portion of our credit exposure is concentrated in a relatively small number of large corporate borrowers, which increases the risk of our corporate credit portfolio.

As of December 31, 2018, our loans and guarantees to our 20 largest borrowers totaled ￦9,984 billion and accounted for 3.0% of our total loans and guarantees. As of that date, our single largest corporate credit exposure was to the Korea Securities Finance Corporation, to which we had outstanding loans of ￦11 billion, as well as additional credit exposure of ￦1,886 billion in the form of debt securities. Any deterioration in the financial condition of the Korea Securities Finance Corporation or our other large corporate borrowers may require us to record substantial additional provisions and charge-offs and may have a material adverse impact on our results of operations and financial condition.

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

Pursuant to the risk-based capital adequacy requirements implemented by the Financial Services Commission, insurance companies in Korea are required to maintain a statutory ratio of available regulatory capital to risk-weighted assets of not less than 100% on a consolidated basis. Furthermore, the Financial Supervisory Service had previously recommended that insurance companies maintain a risk-based capital adequacy ratio of not less than 150%, and its former administrative guidelines had required insurance companies failing to maintain such recommended 150% ratio to submit a capital increase plan. Although the Financial Supervisory Service has since withdrawn such administrative guidelines, we believe that a risk-based capital adequacy ratio of not less than 150% is still considered standard in the Korean insurance industry. Risk-based capital adequacy requirements require insurance companies to hold adequate capital to cover their exposures to interest rate risk, market risk, credit risk and operational risk as well as insurance risk by reflecting such risks in their calculation of risk-weighted assets. As of December 31, 2018, KB Insurance had a risk-based capital adequacy ratio of 187.09%, while KB Life Insurance had a risk-based capital adequacy ratio of 203.74%.

The Financial Supervisory Service has announced that it plans to introduce a new regulatory solvency regime for insurance companies by 2022 based on the International Capital Standard developed by the

International Association of Insurance Supervisors, which would be similar in substance to the Solvency II Directive of the European Union. The Solvency II Directive, which has been in effect in the European Union since January 1, 2016, is a comprehensive program of regulatory requirements for insurance companies, covering authorization, corporate governance, supervisory reporting, public disclosure and risk assessment and management, as well as solvency. Under the Financial Supervisory Service’s planned new solvency regime in Korea, among other things, insurance contract liabilities are expected to be measured based on market value, rather than book value, which would require a number of insurance companies in Korea with a large portfolio of high guaranteed rate of return products to obtain additional capital to meet their capital adequacy requirements. The Financial Supervisory Service has also announced its plans to implement a series of incremental changes to the calculation methodology for the risk-based capital adequacy ratio of insurance companies, as interim measures. Such changes implemented in 2017 included increasing the maximum statutory duration of insurance liabilities recognized for purposes of such calculation, as well as reducing the coefficient applied in calculating interest rate risk and adjusting the methods used to assess the risk of guaranteed benefits of variable insurance policies. See “Item 4.B. Business Overview—Supervision and Regulation—Principal Regulations Applicable to Insurance Companies—Capital Adequacy.”

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

In response to a lack of comparability in the global insurance industry stemming from variations in accounting policies being applied, the IASB issued IFRS 17 (previously referred to as IFRS 4 Phase II), a new IFRS accounting standard for insurance contracts, in May 2017 with an effective date of January 1, 2021, which was subsequently deferred to January 1, 2022. Compliance with such revised accounting standards could significantly affect the way in which we and other operators of insurance businesses in Korea account for insurance policies, annuity contracts and financial instruments and how our financial statements are presented.

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

The overall prospects for the Korean and global economy remain uncertain. In recent years, the global financial markets have experienced significant volatility as a result of, among other things:

•	a deterioration in economic and trade relations between the United States and its major trading partners, including China;

•	uncertainty regarding the timing and method of the United Kingdom’s exit from the European Union, or Brexit;

•	financial and social difficulties affecting many countries worldwide, in particular in Latin America and Europe;

•	the slowdown of economic growth in China and other major emerging market economies;

•	interest rate fluctuations as well as the possibility of further increases in policy rates by the U.S. Federal Reserve and other central banks; and

•	political and social instability in various countries in the Middle East, including Syria, Iraq and Yemen.

In addition, the global economy faces a number of uncertainties in 2019, including due to the possibility of higher inflation pressures in the United States and elsewhere, which may lead to corrections in the global financial markets, and credit risks arising from yield-seeking investors increasing their exposure to lower-rated corporate and sovereign borrowers, as well as escalations in trade protectionism globally and geopolitical tensions in East Asia and the Middle East. In light of the high level of interdependence of the global economy, unfavorable changes in the global financial markets, including as a result of any of the foregoing developments, could have a material adverse effect on the Korean economy and financial markets, and in turn on our business, financial condition and results of operations.

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

A substantial portion of our loans is secured by real estate, the values of which have fluctuated significantly in recent years. Although it is our general policy to lend up to 40% to 70% of the appraised value of collateral (except in areas of high speculation designated by the government where we generally limit our lending to between 40% to 60% of the appraised value of collateral) and to periodically re-appraise our collateral, a downturn in the real estate market in Korea may result in declines in the value of the collateral securing our mortgage and home equity loans. If collateral values decline in the future, they may not be sufficient to cover uncollectible amounts in respect of our secured loans. Any future declines in the value of the real estate or other collateral securing our loans, or our inability to obtain additional collateral in the event of such declines, could result in a deterioration in our asset quality and may require us to take additional loan loss provisions.

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

As of December 31, 2018, we held debt securities issued by Korean companies and financial institutions (other than those issued by the Bank of Korea, Korea Housing Finance Corporation, Korea Development Bank, Industrial Bank of Korea, the Export-Import Bank of Korea, Korea Deposit Insurance Corporation and the Korea Land & Housing Corporation, which are government-owned or -controlled enterprises or financial institutions) with a total carrying amount of ￦37,656 billion in our trading and investment securities portfolio. The market value of these securities could decline significantly due to various factors, including future increases in interest rates or a deterioration in the financial and economic condition of any particular issuer or of Korea in general. Any of these factors individually or a combination of these factors would require us to write down the fair value of these debt securities, resulting in impairment losses. Because the secondary market for corporate bonds in Korea is not fully developed, the market value of many of these securities as reflected on our statements of financial position is determined by references to suggested prices posted by Korean rating agencies or the Korea Financial Investment Association. These valuations, however, may differ significantly from the actual value that we could realize in the event we elect to sell these securities. As a result, we may not be able to realize the full book value at the time of any such sale of these securities and thus may incur losses.

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

If, at any time, the income from our guaranteed trust accounts is not sufficient to pay any guaranteed amount, we will have to cover the shortfall first from the special reserves maintained in these trust accounts, then from our fees from such trust accounts and finally from funds transferred from our general banking operations. As of December 31, 2018, we had ￦111 billion of special reserves in respect of trust accounts for which we provided guarantees of principal. There was no transfer from general banking operations to cover deficiencies in guaranteed trust accounts in 2016, 2017 and 2018. However, we may be required to make transfers from our general banking operations to cover shortfalls, if any, in our guaranteed trust accounts in the future. Such transfers may adversely impact our results of operations.

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

Interest rates in Korea have been subject to significant fluctuations in the past. The Bank of Korea reduced its policy rate to 2.00% through a series of reductions from 2012 to 2014 to support Korea’s economy in light of the slowdown in Korea’s growth and uncertain global economic prospects. The Bank of Korea further reduced its policy rate to 1.50% in 2015 and again to an unprecedented 1.25% in June 2016 amid deflationary concerns and interest rate cuts by central banks around the world. However, the Bank of Korea increased its policy rate to 1.50% in November 2017 and 1.75% in November 2018 in light of improved growth prospects in Korea and rising interest rate levels globally. All else being equal, further increases in interest rates in the future could lead to a decline in the value of our portfolio of debt securities, which generally pay interest based on a fixed rate. A sustained increase in interest rates will also raise our funding costs, while reducing loan demand, especially among retail borrowers. Rising interest rates may therefore require us to re-balance our asset portfolio and our liabilities in order to minimize the risk of potential mismatches and maintain our profitability.

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

We meet a significant amount of our funding requirements through short-term funding sources, which consist primarily of customer deposits. As of December 31, 2018, approximately 95.5% of our deposits had maturities of one year or less or were payable on demand. In the past, a substantial proportion of our customer deposits have been rolled over upon maturity. We cannot guarantee, however, that depositors will continue to roll over their deposits in the future. In the event that a substantial number of our short-term deposit customers withdraw their funds or fail to roll over their deposits as higher-yielding investment opportunities emerge, our liquidity position could be adversely affected. We may also be required to seek more expensive sources of short-term and long-term funding to finance our operations. See “Item 5.B. Liquidity and Capital Resources—Financial Condition—Liquidity.”

We may be required to raise additional capital if our capital adequacy ratio deteriorates or the applicable capital requirements change in the future, but we may not be able to do so on favorable terms or at all.

Under the capital adequacy requirements of the Financial Services Commission, as of December 31, 2018, both we and Kookmin Bank, our banking subsidiary, were required to maintain a total minimum common equity Tier I capital adequacy ratio of 7.125%, Tier I capital adequacy ratio of 8.625% and combined Tier I and Tier II capital adequacy ratio of 10.625%, on a consolidated basis (including applicable additional capital buffers and requirements as described below). As of December 31, 2018, our common equity Tier I capital, Tier I capital and combined Tier I and Tier II capital adequacy ratios were 13.97%, 13.97% and 14.60%, respectively, and Kookmin Bank’s common equity Tier I capital, Tier I capital and combined Tier I and Tier II capital adequacy ratios were 14.33%, 14.33% and 15.52%, respectively, all of which exceeded the minimum levels required by the Financial Services Commission. However, our capital base and capital adequacy ratios may deteriorate in the future if our results of operations or financial condition deteriorates for any reason, including as a result of a deterioration in the asset quality of our retail loans (including credit card balances) and loans to small- and medium-sized enterprises, or if we are not able to deploy our funding into suitably low-risk assets.

The current capital adequacy requirements of the Financial Services Commission are derived from a new set of bank capital measures, referred to as Basel III, which the Basel Committee on Banking Supervision initially introduced in 2009 and began phasing in starting from 2013. Commencing in July 2013, the Financial Services Commission promulgated a series of amended regulations implementing Basel III, pursuant to which Korean banks and bank holding companies were required to maintain a minimum ratio of common equity Tier I capital (which principally includes equity capital, capital surplus and retained earnings) to risk-weighted assets of 3.5% and Tier I capital to risk-weighted assets of 4.5% from December 1, 2013, which minimum ratios were increased to 4.0% and 5.5%, respectively, from January 1, 2014 and increased further to 4.5% and 6.0%, respectively, from January 1, 2015. Such requirements are in addition to the pre-existing requirement for a minimum ratio of Tier I and Tier II capital (less any capital deductions) to risk-weighted assets of 8.0%, which remains unchanged. The amended regulations also require an additional capital conservation buffer of 1.875% in 2018 and 2.5% in 2019, as well as a potential counter-cyclical capital buffer of up to 2.5%, which is determined on a quarterly basis by the Financial Services Commission. Furthermore, we were designated as one of five domestic systemically important banks for 2018 by the Financial Services Commission and were subject to an additional capital requirement of 0.75% in 2018. In June 2018, we were again designated as a domestic systemically important bank for 2019, which would subject us to an additional capital requirement of 1.0% in 2019. The implementation of Basel III in Korea may have a significant effect on the capital requirements of Korean financial institutions, including us. See “Item 4.B. Business Overview—Supervision and Regulation—Principal Regulations Applicable to Financial Holding Companies—Capital Adequacy” and “—Principal Regulations Applicable to Banks—Capital Adequacy.”

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

As a financial service provider, we are subject to a variety of regulations in Korea that are designed to protect financial consumers. In recent years, in light of heightened public concern regarding privacy issues, the Korean government has placed greater emphasis on protection of personal information by financial institutions and has implemented a number of measures to enhance consumer protection, including considerably restricting a financial institution’s ability to transfer or provide personal information to its affiliates or holding company. Under the Personal Information Protection Act, financial institutions, as personal information managers, may not collect, store, maintain, utilize or provide resident registration numbers of their customers, unless other laws or regulations specifically require or permit the management of resident registration numbers. In addition, under the Use and Protection of Credit Information Act, a financial institution has a higher duty to protect all information that it collects from its customers and is required to treat such information as credit information. A financial institution’s ability to transfer or provide the information to its affiliates or holding company is considerably restricted. Treble damages may be imposed on a financial institution for leakage of such information. Furthermore, under the Electronic Financial Transaction Act, a financial institution is primarily responsible for compensating its customers harmed by a cyber security breach affecting the financial institution even if the breach is not directly attributable to the financial institution.

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

Relations between Korea and North Korea have been tense throughout Korea’s modern history. The level of tension between the two Koreas has fluctuated and may increase abruptly as a result of current and future events. In particular, there have been heightened security concerns in recent years stemming from North Korea’s nuclear weapon and ballistic missile programs as well as its hostile military actions against Korea. Some of the significant incidents in recent years include the following:

•

North Korea renounced its obligations under the Nuclear Non-Proliferation Treaty in January 2003 and conducted six rounds of nuclear tests since October 2006, including claimed detonations of hydrogen bombs, and warheads that can be mounted on ballistic missiles. Over the years, North Korea has also conducted a series of ballistic missile tests, including missiles launched from submarines and intercontinental ballistic missiles that it claims can reach the United States mainland. In response, the Korean government has repeatedly condemned the provocations and flagrant violations of relevant United Nations Security Council resolutions. In February 2016, the government also closed the inter-Korea Gaesong Industrial Complex in response to North Korea’s fourth nuclear test in January 2016. Internationally, the United Nations Security Council has passed a series of resolutions condemning North Korea’s actions and significantly expanding the scope of sanctions applicable to North Korea, most recently in December 2017 in response to North Korea’s intercontinental ballistic missile test in November 2017. Over the years, the United States and the European Union have also expanded their sanctions applicable to North Korea.

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

North Korea’s economy also faces severe challenges, which may further aggravate social and political pressures within North Korea. Although bilateral summit meetings were held between the two Koreas in April,

May and September 2018 and between the United States and North Korea in June 2018 and February 2019, there can be no assurance that the level of tensions affecting the Korean peninsula will not escalate in the future. Any increase in tensions, which may occur, for example, if North Korea experiences a leadership crisis, high-level contacts between Korea or the United States and North Korea break down or further military hostilities occur, could have a material adverse effect on the Korean economy and on our business, financial condition and results of operations and the market value of our common stock and American depositary shares, or ADSs.

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

Developments that could have an adverse impact on Korea’s economy in the future include:

•

adverse conditions or uncertainty in the economies of countries and regions that are important export markets for Korea, such as China, the United States, Europe and Japan, or in emerging market economies in Asia or elsewhere, as well as increased uncertainties regarding a future Brexit and deteriorating economic and trade relations between the United States and China;

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

•

a deterioration in the financial condition or performance of small- and medium-sized enterprises and other companies in Korea due to the Korean government’s policies to increase minimum wages and limit working hours of employees;

•	investigations of Korean conglomerates and their senior management for bribery, embezzlement and other possible misconduct;

•	social and labor unrest;

•	decreases in the market prices of Korean real estate;

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

•	political or social tensions involving Russia and any resulting adverse effects on the global supply of oil or the global financial markets;

•	an increase in the level of tensions or an outbreak of hostilities between North Korea and Korea or the United States; and

•	changes in financial regulations in Korea.

Labor unrest in Korea may adversely affect our operations.

Economic difficulties in Korea or increases in corporate reorganizations and bankruptcies could result in layoffs and higher unemployment. Such developments could lead to social unrest and substantially increase government expenditures for unemployment compensation and other costs for social programs. According to statistics from the Korea National Statistical Office, the unemployment rate increased from 3.7% in 2016 and 2017 to 3.8% in 2018. Further increases in unemployment and any resulting labor unrest in the future could adversely affect our operations, as well as the operations of many of our customers and their ability to repay their loans, and could adversely affect the financial condition of Korean companies in general, depressing the price of their securities. These developments would likely have an adverse effect on our financial condition and results of operations.

Risks relating to our common stock and ADSs

We or our major stockholders may sell shares of our common stock or ADSs in the future, and these and other sales may adversely affect the market price of our common stock and ADSs and may dilute your investment and relative ownership in us.

We have no current plans for any public offerings of our common stock, ADSs or securities exchangeable for or convertible into such securities. However, it is possible that we may decide to offer or sell such securities in the future. In addition, our major stockholder, the Korean National Pension Service, held approximately 9.5% of our total issued common stock as of December 31, 2018, which it may sell at any time.

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

Our common stock is listed on the KRX KOSPI Market of the Korea Exchange and quoted and traded in Won. Cash dividends, if any, in respect of the shares represented by the ADSs will be paid to the depositary in Won and then converted by the depositary into U.S. dollars, subject to certain conditions. Accordingly, fluctuations in the exchange rate between the Won and the U.S. dollar will affect, among other things, the amounts a holder of our ADSs will receive from the depositary in respect of dividends, the U.S. dollar value of the proceeds that it would receive upon sale in Korea of the shares of our common stock obtained upon surrender of ADSs and the secondary market price of ADSs. Such fluctuations will also affect the U.S. dollar value of dividends and sales proceeds received by holders of our common stock.

The market value of an investment in our ADSs may fluctuate due to the volatility of the Korean securities market.

Our common stock is listed on the KRX KOSPI Market, which has a smaller market capitalization and is more volatile than the securities markets in the United States and many European countries. The market value of ADSs may fluctuate in response to the fluctuation of the trading price of shares of our common stock on the KRX KOSPI Market. The KRX KOSPI Market has experienced substantial fluctuations in the prices and volumes of sales of listed securities and the KRX KOSPI Market has prescribed a fixed range in which share prices are permitted to move on a daily basis. The KOSPI declined from 1,897.1 on December 31, 2007 to 938.8 on October 24, 2008. The KOSPI was 2,216.43 on April 29, 2019. There is no guarantee that the stock prices of Korean companies will not decline again in the future. Like other securities markets, including those in developed markets, the Korean securities market has experienced problems including market manipulation, insider trading and settlement failures. The recurrence of these or similar problems could have a material adverse effect on the market price and liquidity of the securities of Korean companies, including our common stock and ADSs, in both the domestic and the international markets.

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

Our legal and commercial name is KB Financial Group Inc. Our registered office and principal executive offices are located at 26, Gukjegeumyung-ro 8-gil, Yeongdeungpo-gu, Seoul 07331, Korea. Our telephone number is +82-2-2073-7114. Our agent in the United States, Kookmin Bank, New York Branch, is located at 565 Fifth Avenue, 24th Floor, New York, NY 10017. Its telephone number is (212) 697-6100. The address of our English website is https://www.kbfg.com/Eng/index.jsp.

The U.S. Securities and Exchange Commission maintains a website (http://www.sec.gov), which contains reports, proxy and information statements and other information regarding issuers that file electronically with the U.S. Securities and Exchange Commission.

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

Business

We are one of the largest financial holding companies in Korea, in terms of consolidated total assets, and our operations include Kookmin Bank, one of the leading commercial banks in Korea. Our subsidiaries collectively engage in a broad range of businesses, including commercial banking, credit cards, asset management, non-life and life insurance, capital markets activities and international banking and finance. As of December 31, 2018, we had consolidated total assets of ￦480 trillion, consolidated total deposits of ￦277 trillion and consolidated total equity of ￦36 trillion.

As part of our commercial banking activities, we provide credit and related financial services to individuals and small- and medium-sized enterprises and, to a lesser extent, to large corporate customers. We also provide a full range of deposit products and related services to both individuals and enterprises of all sizes. We provide these services predominantly through Kookmin Bank.

By their nature, our core consumer and small- and medium-sized enterprise operations place a high premium on customer access and convenience. Our combined banking network of 1,057 branches as of December 31, 2018, one of the most extensive in Korea, provides a solid foundation for our business and is a major source of our competitive strength. This network provides us with a large, stable and cost effective funding source, enables us to provide our customers convenient access and gives us the ability to provide the customer attention and service essential to conducting our business, particularly in an increasingly competitive environment. Our branch network is further enhanced by automated banking machines and fixed-line, smartphone and Internet banking. As of December 31, 2018, we had a customer base of approximately 34.2 million retail customers, which represented over one-half of the Korean population.

The following table sets forth the principal components of our lending business as of the dates indicated. As of December 31, 2018, retail loans and credit card loans and receivables accounted for 54.7% of our total loan portfolio:

	As of December 31,
	2016			2017			2018
	(in billions of Won, except percentages)
Retail
Mortgage and home equity(1)	￦	93,327	34.9%	￦	97,253	33.3%	￦	102,607	31.9%
Other consumer(2)		41,629	15.5		48,897	16.7		56,200	17.5

Total retail		134,956	50.4		146,150	50.0		158,807	49.4

Credit card		13,530	5.1		15,205	5.2		17,354	5.4
Corporate		116,271	43.4		127,381	43.6		140,701	43.7
Foreign		3,007	1.1		3,497	1.2		4,949	1.5

Total loans	￦	267,764	100.0%	￦	292,233	100.0%	￦	321,811	100.00%

(1)	Includes ￦817 billion, ￦699 billion and ￦6,072 billion of overdraft loans secured by real estate in connection with home equity loans as of December 31, 2016, 2017 and 2018, respectively.
(2)	Includes ￦7,670 billion, ￦7,791 billion and ￦9,361 billion of overdraft loans as of December 31, 2016, 2017 and 2018, respectively.

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

Identifying, targeting and marketing to attractive customer segments and providing superior customer value and service to such segments

In recent years, rather than focusing on developing products and services to satisfy the overall needs of the general population, we have increasingly targeted specific market segments in Korea that we expect to generate superior growth and profitability. We will continue to implement a targeted marketing approach that seeks to identify the most attractive customer segments and to develop strategies to build market share in those segments. In particular, we intend to increase our “wallet share” of superior existing customers by using our advanced customer relationship management technology to better identify and meet the needs of our most creditworthy and high net worth customers, on whom we intend to concentrate our marketing efforts. For example, as part of this strategy, we operate a “priority customer” program called KB Star Club through five of our subsidiaries, Kookmin Bank, KB Securities, KB Insurance, KB Kookmin Card and KB Life Insurance. We select and classify KB Star Club customers based on their transaction history with the five entities and provide such customers with preferential treatment in various areas, including interest rates and transaction fees, depending upon how they are classified. We also provide private banking services, including personal wealth management services through our exclusive brand “Gold & Wise,” to increase our share of the priority customer market and in turn increase our profitability and strengthen our position in retail banking.

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

Lending Activities

We offer various loan products that target different segments of the population, with features tailored to each segment’s financial profile and other characteristics. The following table sets forth the balances and the percentage of our total retail lending represented by the categories of our retail loans as of the dates indicated:

	As of December 31,
	2016			2017			2018
	(in billions of Won, except percentages)
Retail:
Mortgage and home equity loans	￦	93,327	69.2%	￦	97,253	66.5%	￦	102,607	64.6%
Other consumer loans(1)		41,629	30.8		48,897	33.5		56,200	35.4

Total	￦	134,956	100.0%	￦	146,150	100.0%	￦	158,807	100.0%

(1)	Excludes credit card loans, but includes overdraft loans.

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

For secured loans, including mortgage and home equity loans, our policy is to lend up to 100% of the adjusted collateral value (except in areas of high speculation designated by the government where we generally limit our lending to between 40% to 60% of the appraised value of collateral) minus the value of any lien or other security interests that are prior to our security interest. In calculating the adjusted collateral value for real estate, we use the appraisal value of the collateral multiplied by a factor, generally between 40% to 79% (40% to 70% in the case of mortgage and home equity loans). This factor varies depending upon the location and use of the real estate and is established in part by taking into account court-supervised auction prices for nearby properties.

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

Private sector mortgage and home equity lending in Korea has expanded substantially in recent years. We provide customers with a number of mortgage and home equity loan products that have flexible features, including terms, repayment schedules, amounts and eligibility for loans, and we offer interest rates on a commercial basis. The maximum term of mortgage loans is 35 years and the majority of our mortgage loans have long-term maturities, which may be renewed. Non-amortizing home equity loans have a maturity of one to five years and home equity loans subject to amortization of principal may have a maximum term of up to 35 years. As of December 31, 2018, we had ￦29,400 billion of amortizing home equity loans, representing 92.7% of our total home equity loans, and ￦2,307 billion of non-amortizing home equity loans, representing 7.3% of our total home equity loans. Any customer is eligible for a mortgage or an individual home equity loan regardless of whether it participates in one of our housing related savings programs and so long as that customer is not barred by regulation from obtaining a loan because of bad credit history. However, customers with whom we frequently transact business and provide us with significant revenue receive preferential interest rates on loans.

As of December 31, 2018, 59.3% of our mortgage loans were secured by residential property which is the subject of the loan, 22.3% of our mortgage loans were guaranteed by the Housing Finance Credit Guarantee Fund, a government housing-related entity, and the remaining 18.4% of our mortgage loans, contrary to general practices in the United States, were unsecured (although the use of proceeds from these loans is restricted to financing of home purchases and some of these loans are guaranteed by a third party). One reason that a relatively high percentage of our mortgage loans are unsecured is that we, along with other Korean banks, provide advance loans to borrowers for the down payment of new housing (particularly apartments) that is in the process of being built. Once construction is completed, which may take several years, these mortgage loans become secured by the new housing purchased by these borrowers. For the year ended December 31, 2018, the average initial loan-to-value ratio of our mortgage loans, which is a measure of the amount of loan exposure to the appraised value of the security collateralizing the loan, was approximately 50.9%. There are three reasons that our loan-to-value ratio is relatively lower (as is the case with other Korean banks) compared to similar ratios in other countries, such as the United States. The first reason is that housing prices are high in Korea relative to average income, so most people cannot afford to borrow an amount equal to the entire value of their collateral and make interest payments on such an amount. The second reason relates to the “jeonsae” system, through which people provide a key money deposit while residing in the property prior to its purchase. At the time of purchase, most people use the key money deposit as part of their payment and borrow the remaining amount from Korean banks, which results in a loan that will be for an amount smaller than the appraised value of the property for collateral and assessment purposes. The third reason is that Korean banks discount the appraised value of the borrower’s property for collateral and assessment purposes so that a portion of the appraised value is reserved in order to provide recourse to a renter who lives at the borrower’s property. This is in the event that the borrower’s property is seized by a creditor, and the renter is no longer able to reside at that property. See “Item 3.D. Risk Factors—Other risks relating to our business—A decline in the value of the collateral securing our loans and our inability to realize full collateral value may adversely affect our credit portfolio.”

The following table sets forth our unsecured and secured mortgage loans and home equity loans as of December 31, 2016, 2017 and 2018, based on their loan classification categories under IFRS and our internal credit ratings for loans (which are described in Note 4.2.4 of the notes to our consolidated financial statements):

	As of December 31, 2016
	Non-impaired												Impaired						Total
	Not Past Due										Past Due
	Grade 1		Grade 2		Grade 3		Grade 4		Grade 5				Past Due Up to 89 Days		Past Due 90 Days to 179 Days		Past Due 180 Days or More
											(in billions of Won)
Mortgage:
Secured(1)	￦	49,284	￦	7,055	￦	562	￦	121	￦	76	￦	360	￦	59	￦	27	￦	48	￦	57,592
Unsecured		1,040		310		55		2		1		5		1		1		8		1,423
Home Equity:
Secured		30,722		2,654		430		100		68		251		47		14		26		34,312
Unsecured		—		—		—		—		—		—		—		—		—		—

Total	￦	81,046	￦	10,019	￦	1,047	￦	223	￦	145	￦	616	￦	107	￦	42	￦	82	￦	93,327

	As of December 31, 2017
	Non-impaired												Impaired						Total
	Not Past Due										Past Due
	Grade 1		Grade 2		Grade 3		Grade 4		Grade 5				Past Due Up to 89 Days		Past Due 90 Days to 179 Days		Past Due 180 Days or More
											(in billions of Won)
Mortgage:
Secured(1)	￦	54,547	￦	6,645	￦	336	￦	76	￦	75	￦	426	￦	67	￦	23	￦	42	￦	62,237
Unsecured		1,800		88		2		2		1		5		1		1		3		1,903
Home Equity:
Secured		30,039		2,358		259		56		57		260		44		15		25		33,113
Unsecured		—		—		—		—		—		—		—		—		—		—

Total	￦	86,386	￦	9,091	￦	597	￦	134	￦	133	￦	691	￦	112	￦	39	￦	70	￦	97,253

	As of December 31, 2018
	Stage 1										Stage 2		Stage 3		Total
	Grade 1		Grade 2		Grade 3		Grade 4		Grade 5
							(in billions of Won)
Mortgage:
Secured(1)	￦	59,162	￦	1,206	￦	32	￦	141	￦	1	￦	6,969	￦	138	￦	67,649
Unsecured		3,088		41		1		—		—		117		4		3,251
Home Equity:
Secured		27,708		711		76		5		2		3,020		98		31,620
Unsecured		60		22		5		—		—		—		—		87

Total	￦	90,018	￦	1,980	￦	114	￦	146	￦	3	￦	10,106	￦	240	￦	102,607

(1)	Includes advance loans guaranteed by the Housing Finance Credit Guarantee Fund to borrowers for the down payment of new housing that is in the process of being built.

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

Following the issuance of a home equity loan, we make use of the Korea Credit Information Services’ database of delinquent borrowers to generally monitor the compliance of our borrowers with their other loan obligations, including the compliance of our second lien borrowers with their first lien loans. If a borrower in Korea is past due on payments of interest or principal for more than three months on any of its outstanding loans to Korean financial institutions (including mortgage, home equity, other consumer and credit card loans), such borrower is registered on the Korea Credit Information Services’ database of delinquent borrowers, which we monitor on a daily basis. The information disclosed by such database, which includes the outstanding loan amount which is past due, the identity of the delinquent borrower and the name of the applicable lending institution for such loan, provides an early warning about such borrower to our loan officers at the branch level, who then closely monitor our outstanding loans to such delinquent borrower and take appropriate preventive and remedial measures (including requiring such borrower to provide additional collateral) as necessary. Upon the occurrence of a default in the first lien position, we treat the second lien home equity loan as part of our potential problem loans or non-performing loans. More specifically, upon learning of the occurrence of a default in the first lien position, we examine our second lien home equity loan to determine whether the loan should be re-classified as “precautionary,” “substandard” or “doubtful” according to the asset classification guidelines of the Financial Services Commission. Assuming that such second lien home equity loan is not delinquent, if the outstanding principal amount of the relevant first lien loan is less than ￦15 million, we classify the entire amount of the second lien home equity loan as “precautionary” and closely monitor it as a loan that may potentially become problematic. If the outstanding principal amount of the relevant first lien loan is ￦15 million or above or the borrower is undergoing, or preparing to undergo, foreclosure proceedings with respect to the underlying collateral, we classify the estimated recoverable amount of the second lien home equity loan as “substandard” and the rest of such loan amount as “doubtful.”

Pricing. The interest rates on our retail mortgage loans are generally based on a periodic floating rate (which is based on a base rate determined for three-month, six-month or twelve-month periods using our Market Opportunity Rate system, which reflects our internal cost of funding, further adjusted to account for our expenses related to lending). Our interest rates also incorporate a margin based among other things on the type of security, the credit score of the borrower and the estimated loss on the security. We can adjust the price to reflect the borrower’s current and/or expected future contribution to us. The applicable interest rate is determined at the time of the loan. If a loan is terminated prior to its maturity, the borrower is obligated to pay us an early termination fee of approximately 1.2% to 1.4% of the loan amount in addition to the accrued interest.

The interest rates on our home equity loans are determined on the same basis as our retail mortgage loans.

As of December 31, 2018, our three-month, six-month and twelve-month base rates were 1.66%, 1.80% and 1.96%, respectively.

As of December 31, 2018, 68.4% of our outstanding mortgage and home equity loans were priced based on a floating rate.

Other Consumer Loans

Other consumer loans are primarily unsecured. However, such loans may be secured by real estate, deposits or securities. As of December 31, 2018, approximately ￦30,412 billion, or 54.1% of our consumer loans (other than mortgage and home equity loans) were unsecured loans (although some of these loans were guaranteed by a third party). Overdraft loans are also classified as other consumer loans, are primarily unsecured and generally have an initial maturity of one year, which is typically extended automatically on an annual basis and may be extended up to a maximum of five years. The amount of overdraft loans as of December 31, 2018 was approximately ￦9,361 billion.

Pricing. The interest rates on our other consumer loans (including overdraft loans) are determined on the same basis as on our mortgage and home equity loans, except that, for unsecured loans, the borrower’s credit score as determined during our loan approval process is also taken into account. See “Item 11. Quantitative and Qualitative Disclosures about Market Risk—Credit Risk Management.”

As of December 31, 2018, 54.1% of our other consumer loans had interest rates that were not fixed but were variable in reference to our base rate, which is based on the Market Opportunity Rate.

Deposit-taking Activities

Due to our extensive nationwide network of branches, together with our long history of development and our resulting know-how and expertise, as of December 31, 2018, we had the largest number of retail customers and retail deposits among Korean commercial banks. The balance of our deposits from retail customers was ￦161,232 billion, ￦169,246 and ￦174,851 billion as of December 31, 2016, 2017 and 2018, respectively, which constituted 67.3%, 66.2% and 63.2%, respectively, of the balance of our total deposits.

We offer many deposit products that target different segments of our retail customer base, with features tailored to each segment’s financial profile, characteristics and needs, including:

•

Demand deposits, which either do not accrue interest or accrue interest at a lower rate than time deposits. Demand deposits allow the customer to deposit and withdraw funds at any time and, if they are interest bearing, accrue interest at a variable rate depending on the amount of deposit. Retail and corporate demand deposits constituted 40.9% of our total deposits as of December 31, 2018 and paid average interest of 0.30% for 2018.

•

Time deposits, which generally require the customer to maintain a deposit for a fixed term, during which the deposit accrues interest at a fixed rate or a variable rate based on the KOSPI, or to deposit specified amounts on an installment basis. If the amount of the deposit is withdrawn prior to the end of the fixed term, the customer will be paid a lower interest rate than that originally offered. The term for time deposits typically ranges from one month to three years, and the term for installment savings deposits ranges from six months to five years. Retail and corporate time deposits constituted 51.7% of our total deposits as of December 31, 2018 and paid average interest of 1.87% for 2018. Most installment savings deposits offer fixed interest rates.

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

In 2002, after significant research and planning, we launched private banking operations at Kookmin Bank’s headquarters. Shortly thereafter, we launched a comprehensive strategy with respect to customers with higher net worth, which included staffing appropriate representatives, marketing aggressively, establishing IT systems, selecting appropriate branch locations and readying such branches with the necessary facilities to service such customers. As of December 31, 2018, we operated 21 private banking centers through Kookmin Bank.

The Monetary Policy Committee of the Bank of Korea, or the Monetary Policy Committee, imposes a reserve requirement on Won currency deposits of commercial banks based generally on the type of deposit instrument. The reserve requirement is currently up to 7%. See “—Supervision and Regulation—Principal Regulations Applicable to Banks—Liquidity.”

The Depositor Protection Act provides for a deposit insurance system where the Korea Deposit Insurance Corporation guarantees to depositors the repayment of their eligible bank deposits. The deposit insurance system insures up to a total of ￦50 million per depositor per bank. See “—Supervision and Regulation—Principal Regulations Applicable to Banks—Deposit Insurance System.” We paid ￦401 billion of premium for 2018.

Credit Cards

Credit cards are another of our core retail products. We issue most of our credit cards under the “KB Kookmin Card” brand. Our credit card business is operated by our subsidiary, KB Kookmin Card Co., Ltd.

The following table sets forth certain data relating to our credit card operations, on a non-consolidated basis, as of the dates and for the periods indicated:

	As of and for the Year Ended December 31,
	2016		2017		2018
	(in billions of Won, except number of holders, accounts and percentages)
Number of credit cardholders (at year end) (thousands)
General accounts		8,896		9,217		9,772
Corporate accounts		484		502		564

Total		9,380		9,719		10,336

Number of merchants (at year end) (thousands)		2,414		2,499		2,575
Active ratio (at year end)(1)		88.4%		90.0%		89.2%
Credit card fees(2)
Merchant fees(3)	￦	1,633	￦	1,816	￦	1,327
Installment and cash advance fees		380		406		450
Annual membership fees		105		127		114
Other fees		664		807		922

Total	￦	2,782	￦	3,156	￦	2,813

Charge volume(4)
General purchase	￦	51,876	￦	60,657	￦	70,622
Installment purchase		13,134		15,553		17,493
Cash advance		8,619		8,885		9,331
Card loan(5)		6,060		5,736		6,098

Total	￦	79,689	￦	90,831	￦	103,544

Outstanding balance (at year end)
General purchase	￦	4,747	￦	5,356	￦	6,417
Installment purchase		3,349		4,090		4,772
Cash advance		1,178		1,240		1,257
Card loan(5)		4,287		4,552		4,942

Total	￦	13,561	￦	15,238	￦	17,388

Average outstanding balances
General purchase	￦	4,749	￦	5,373	￦	6,145
Installment purchase		3,060		3,777		4,449
Cash advance		1,177		1,186		1,230
Card loan(5)		3,855		4,560		4,917

Total	￦	12,841	￦	14,896	￦	16,741

Delinquency ratios (at year end)(6)
From 1 month to 3 months		0.60%		0.62%		0.63%
From 3 months to 6 months		0.57		0.63		0.63
Over 6 months		0.04		0.04		0.05

Total		1.21%		1.29%		1.31%

Non-performing loan ratio		0.60%		0.66%		0.66%
Write-offs (gross)	￦	357	￦	401	￦	465
Recoveries(7)		134		133		135

Net write-offs	￦	223	￦	268	￦	330

Gross write-off ratio(8)		2.78%		2.69%		2.78%
Net write-off ratio(9)		1.74%		1.80%		1.97%

(1)	The active ratio represents the ratio of accounts used at least once within the last six months to total accounts as of year-end.

(2)

Due to our adoption of IFRS 15 Revenue from Contracts with Customers, effective as of January 1, 2018, credit card fees for 2018 exclude certain fees related to our services provided to cardholders. Figures for prior years have not been restated to reflect such changes and may not be directly comparable.

(3)

Merchant fees consist of maintenance fees and costs associated with prepayment by us (on behalf of customers) of sales proceeds to merchants, processing fees relating to sales and membership applications, costs relating to the management of delinquencies and recoveries, provision for loan losses, general variable expenses and other fixed costs that are charged to our member merchants. We typically charge our member merchants fees that range from 0.8% to 2.3%. We offer discounts for member merchants that are small- and medium-sized enterprises pursuant to applicable laws.

(4)	Represents the aggregate cumulative amount charged during the year.
(5)

Card loans consist of loans that are provided on an unsecured basis to cardholders upon prior agreement. Payment on such a loan can be due either in one payment or in installments after a fixed period, in the case of principal payments, and will be due in installments, in the case of interest payments.

(6)

Represents ratio of credit card balances overdue by one month or more to outstanding balance. In line with industry practice, we have restructured a portion of delinquent credit card account balances as loans. As of December 31, 2016, 2017 and 2018, these restructured loans amounted to ￦43 billion, ￦55 billion and ￦97 billion, respectively. Because these restructured loans are not treated as being delinquent at the time of conversion or for a period of time thereafter, our delinquency ratios may not fully reflect all delinquent amounts relating to our outstanding balances.

(7)	Does not include proceeds that we received from sales of our non-performing loans that were written off.
(8)

Represents the ratio of gross write-offs for the year to average outstanding balance for the year. Our charge-off policy is generally to write off balances which have been overdue for four payment cycles or more or which have been classified as expected loss.

(9)

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

As of December 31, 2018, we had approximately 10.3 million credit cardholders. Of the credit cards outstanding, approximately 89.2% were active, meaning that they had been used at least once during the previous six months.

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

We issue debit cards and charge merchants commissions that range from 1.0% to 2.0% of the amounts purchased using a debit card. We also issue “check cards,” which are similar to debit cards except that “check cards” are accepted by all merchants that accept credit cards, and charge merchants commissions that typically range from 0.5% to 1.5%. Much like debit cards, check card purchases are also debited directly from customers’ accounts with us.

Corporate Banking

We lend to and take deposits from small- and medium-sized enterprises and, to a lesser extent, large corporate customers. We had 300,106 small- and medium-sized enterprise borrowers and 1,885 large corporate borrowers for Won-currency loans as of December 31, 2018. For 2018, we received fee revenue from cash management services offered to corporate customers, which include “firm-banking” services such as inter-account transfers, transfers of funds from various branches and agencies of a company (such as insurance premium payments) to the account of the headquarters of such company and transfers of funds from various customers of a company to the main account of such company, in the amount of ￦120 billion. Of our branch network as of December 31, 2018, we had three branches that primarily handled large corporate banking.

The following table sets forth the balances and the percentage of our total corporate lending represented by our small- and medium-sized enterprise business loans and our large corporate business loans as of the dates indicated, estimated based on our internal classifications of corporate borrowers:

	As of December 31,
	2016			2017			2018
	(in billions of Won, except percentages)
Corporate:
Small- and medium-sized enterprise loans	￦	86,065	74.0%	￦	97,379	76.4%	￦	106,015	75.3%
Large corporate loans		30,206	26.0		30,002	23.6		34,686	24.7

Total	￦	116,271	100.0%	￦	127,381	100.0%	￦	140,701	100.0%

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

The total amount of deposits from our corporate customers amounted to ￦97,076 billion as of December 31, 2018, or 35.1% of our total deposits.

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

We use the term “small- and medium-sized enterprises” as defined in the Framework Act on Small and Medium Enterprises and related regulations. Under the Framework Act on Small and Medium Enterprises and related regulations, an enterprise must meet each of the following criteria in order to meet the definition of a small- and medium-sized enterprise: (i) total assets at the end of the immediately preceding fiscal year must be less than ￦500 billion, (ii) the average or annual sales revenue standards as prescribed by the Enforcement Decree of the Framework Act on Small and Medium Enterprises that are applicable to the enterprise’s primary business must be met and (iii) the standards of management independence as prescribed by the Enforcement Decree of the Framework Act on Small and Medium Enterprises must be met. In addition, certified social enterprises (as defined in the Social Enterprise Promotion Act) and cooperatives and federations of cooperatives (each as defined in the Framework Act on Cooperatives and the Consumer Cooperatives Act) that satisfy the requirements prescribed by the Framework Act on Small and Medium Enterprises may also qualify as small- and medium-sized enterprises.

Lending Activities

Our principal loan products for our small- and medium-sized enterprise customers are working capital loans and facilities loans. Working capital loans are provided to finance working capital requirements and include notes discounted and trade financing. Facilities loans are provided to finance the purchase of equipment and the establishment of manufacturing assembly plants. As of December 31, 2018, working capital loans and facilities loans accounted for 48.1% and 51.9%, respectively, of our total small- and medium-sized enterprise loans. As of December 31, 2018, we had 300,106 small- and medium-sized enterprise customers on the lending side.

Loans to small- and medium-sized enterprises may be secured by real estate or deposits or may be unsecured. As of December 31, 2018, secured loans and guaranteed loans accounted for, in the aggregate, 86.3% of our small- and medium-sized enterprise loans. Among the secured loans, 95.9% were secured by real estate and 4.1% were secured by deposits or securities. Working capital loans generally have a maturity of one year, but may be extended for additional terms of up to one year in length for an aggregate term of five years. Facilities loans have a maximum maturity of 15 years.

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

Pricing

We establish the price for our corporate loan products based principally on transaction risk, our cost of funding and market considerations. Transaction risk is measured by such factors as the credit rating assigned to a particular borrower, the size of the borrower and the value and type of collateral. Our loans are priced based on the Market Opportunity Rate system, which is a periodic floating rate system that takes into account the current market interest rate. As of December 31, 2018, the Market Opportunity Rate was 1.92% for three months, 1.95% for six months and 1.98% for one year.

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

Lending Activities

Our principal loan products for our large corporate customers are working capital loans and facilities loans. As of December 31, 2018, working capital loans and facilities loans accounted for 75.8% and 24.2%, respectively, of our total large corporate loans. We also offer mortgage loans to large corporate clients who build or sell single- or multi-family housing units, as described above under “—Small- and Medium-sized Enterprise Banking—Lending Activities.”

As of December 31, 2018, secured loans and guaranteed loans accounted for, in the aggregate, 25.7% of our large corporate loans. Among the secured loans, 76.9% were secured by real estate and 23.1% were secured by deposits or securities. Working capital loans generally have a maturity of one year, but may be extended for additional terms ranging from three months to one year in length for an aggregate term of five years. Facilities loans have a maximum maturity of 15 years.

In our unsecured lending to large corporate customers, a critical consideration in our policy regarding the extension of such unsecured loans is the borrower’s creditworthiness. We assign each borrower a credit rating based on the judgment of our experts or scores calculated using the appropriate credit rating system, taking into account both financial factors and non-financial factors (such as our perception of a borrower’s reliability, management and operational risk and risk relating to the borrower’s industry). The credit ratings, along with such factors, are key determinants in our lending to large corporate customers. Large corporate customers generally have higher credit ratings due to their higher repayment capability compared to other types of borrowers, such as small- and medium-sized enterprise borrowers. In addition, large corporate borrowers generally are affected to a lesser extent than small- and medium-sized enterprise borrowers by fluctuations in the Korean economy and also maintain more sophisticated financial records. As of December 31, 2018, 88.0% of our large corporate customers had credit ratings or BBB- or above according to the internal credit rating system of Kookmin Bank, compared to 74.5% of our small- and medium-sized enterprise customers. A credit rating of BBB- is assigned to customers whose ability to repay the principal and interest on their outstanding loans is determined by us to be generally satisfactory but nonetheless subject to adverse effects under unfavorable economic conditions or during downturns in the business environment. Based on our internal analysis of historical data, we believe that the probability of default for loans extended to large corporate customers with a credit rating of BBB- or above is between 0.00% and 2.26%.

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

As of December 31, 2018, in terms of our outstanding loan balance, 32.8% was extended to borrowers in the manufacturing industry, 32.2% of our large corporate loans was extended to borrowers in the financial industry, and 21.1% was extended to borrowers in the service industry.

Pricing

We determine pricing of our large corporate loans in the same way as we determine the pricing of our small- and medium-sized enterprise loans. See “—Small- and Medium-sized Enterprise Banking—Pricing” above. As of December 31, 2018, the Market Opportunity Rate, which is utilized in pricing loans offered by us, was the same for our large corporate loans as for our small- and medium-sized enterprise loans.

Capital Markets Activities and International Banking/Finance

Through our capital markets operations, we invest and trade in debt and equity securities and, to a lesser extent, engage in derivatives and asset securitization transactions and make call loans. We also provide investment banking and securities brokerage services.

Securities Investment and Trading

We invest in and trade securities for our own account in order to maintain adequate sources of liquidity and to generate interest and dividend income and capital gains. As of December 31, 2016, 2017 and 2018, our investment portfolio, which consists primarily of financial assets at amortized cost and financial assets at fair value through other comprehensive income (or held-to-maturity financial assets and available-for-sale financial assets) and our trading portfolio had a combined total carrying amount of ￦74,777 billion, ￦99,171 billion and ￦111,434 billion (including the investment and trading portfolios of our insurance operations) and represented 19.9%, 22.7% and 23.2% of our total assets, respectively.

Our trading and investment portfolios consist primarily of Korean treasury securities and debt securities issued by Korean government agencies, local governments or certain government-invested enterprises and debt securities issued by financial institutions. As of December 31, 2016, 2017 and 2018, we held debt securities with a total carrying amount of ￦61,942 billion, ￦82,989 billion and ￦107,192 billion, respectively, of which:

•	financial assets at amortized cost (or held-to-maturity debt securities) accounted for ￦11,178 billion, ￦18,492 billion and ￦23,663 billion, or 18.0%, 22.3% and 22.1%, respectively;

•

financial assets at fair value through other comprehensive income (or available-for-sale debt securities) accounted for ￦27,445 billion, ￦38,959 billion and ￦35,244 billion, or 44.4%, 46.9% and 32.9%, respectively; and

•	debt securities at fair value through profit or loss accounted for ￦23,319 billion, ￦25,538 billion and ￦48,285 billion, or 37.6%, 30.8% and 45.0%, respectively.

Of these amounts, debt securities issued by the Korean government and government agencies as of December 31, 2016, 2017 and 2018 amounted to:

•	￦2,218 billion, ￦5,448 billion and ￦5,090 billion, or 19.8%, 29.5% and 21.5%, respectively, of our financial assets at amortized cost (or held-to-maturity debt securities);

•

￦7,111 billion, ￦3,629 billion and ￦3,475 billion, or 25.9%, 9.3% and 9.9%, respectively, of our financial assets at fair value through other comprehensive income (or available-for-sale debt securities); and

•	￦5,390 billion, ￦6,233 billion and ￦7,923 billion, or 23.1%, 24.4% and 16.4%, respectively, of our debt securities at fair value through profit or loss.

From time to time we also purchase equity securities for our securities portfolios. Our equity securities consist primarily of marketable beneficiary certificates and equities listed on the KRX KOSPI Market, the KRX KOSDAQ Market or the KRX KONEX Market. As of December 31, 2016, 2017 and 2018:

•

equity securities at fair value through other comprehensive income (or available-for-sale equity securities) had a carrying amount of ￦6,525 billion, ￦9,157 billion and ￦2,370 billion, or 19.2%, 19.0% and 6.3%, respectively, of our securities at fair value through other comprehensive income (or available-for-sale securities) portfolio; and

•

equity securities at fair value through profit or loss had a carrying amount of ￦3,107 billion, ￦5,003 billion and ￦1,288 billion, or 11.1%, 15.5% and 2.6%, respectively, of our securities at fair value through profit or loss portfolio.

Our trading portfolio also includes derivative-linked securities, the underlying assets of which were linked to, among other things, interest rates, exchange rates, stock price indices or credit risks. As of December 31, 2016, 2017 and 2018, derivative-linked securities in our trading portfolio had a carrying amount of ￦1,362 billion, ￦1,613 billion and ￦3,517 billion, or 4.9%, 5.0% and 7.1% of our trading portfolio, respectively. See “—Derivatives Trading.”

The following tables show, as of the dates indicated, the unrealized gains and losses on financial assets at fair value through other comprehensive income (or available-for-sale financial assets) and financial assets at amortized cost (or held-to-maturity financial assets) within our investment portfolio, and the amortized cost and fair value of the portfolio by type of financial asset:

	As of December 31, 2016
	Amortized Cost		Gross Unrealized Gain		Gross Unrealized Loss		Fair Value
	(in billions of Won)
Available-for-sale financial assets:
Debt securities
Korean treasury securities and government agencies	￦	7,213	￦	10	￦	112	￦	7,111
Financial institutions(1)		11,189		10		27		11,172
Corporate(2)		5,891		38		25		5,904
Asset-backed securities(3)		2,717		18		5		2,730
Others		558		5		35		528

Subtotal		27,568		81		204		27,445
Equity securities		5,343		1,223		41		6,525

Total available-for-sale financial assets	￦	32,911	￦	1,304	￦	245	￦	33,970

Held-to-maturity financial assets:
Korean treasury securities and government agencies	￦	2,218	￦	113	￦	—	￦	2,331
Financial institutions(4)		1,869		—		44		1,825
Corporate(5)		3,488		114		—		3,602
Asset-backed securities(6)		3,603		40		—		3,643

Total held-to-maturity financial assets	￦	11,178	￦	267	￦	44	￦	11,401

	As of December 31, 2017
	Amortized Cost		Gross Unrealized Gain		Gross Unrealized Loss		Fair Value
	(in billions of Won)
Available-for-sale financial assets:
Debt securities
Korean treasury securities and government agencies	￦	3,640	￦	7	￦	18	￦	3,629
Financial institutions(1)		21,001		13		68		20,946
Corporate(2)		10,593		36		58		10,571
Asset-backed securities(3)		2,408		2		8		2,402
Others		1,446		2		37		1,411

Subtotal		39,088		60		189		38,959
Equity securities		7,775		1,477		95		9,157

Total available-for-sale financial assets	￦	46,863	￦	1,537	￦	284	￦	48,116

Held-to-maturity financial assets:
Korean treasury securities and government agencies	￦	5,448	￦	—	￦	16	￦	5,432
Financial institutions(4)		2,475		15		—		2,490
Corporate(5)		6,219		—		4		6,215
Asset-backed securities(6)		4,306		—		3		4,303
Others		44		—		1		43

Total held-to-maturity financial assets	￦	18,492	￦	15	￦	24	￦	18,483

	As of December 31, 2018
	Amortized Cost(7)		Net Unrealized Gain and Loss(8)		Loss Allowance for Expected Credit Losses(9)		Fair Value
	(in billions of Won)
Financial assets at fair value through other comprehensive income:
Debt securities
Korean treasury securities and government agencies	￦	3,471	￦	4	￦	—	￦	3,475
Financial institutions(1)		20,102		7		1		20,108
Corporate(2)		10,488		56		3		10,541
Asset-backed securities(3)		1,096		4		—		1,100
Others		20		—		—		20

Subtotal		35,177		71		4		35,244
Equity securities		1,763		607		—		2,370

Total financial assets at fair value through other comprehensive income	￦	36,940	￦	678	￦	4	￦	37,614

Financial assets at amortized cost:
Korean treasury securities and government agencies	￦	5,090	￦	362	￦	—	￦	5,452
Financial institutions(4)		6,847		(50)		—		6,797
Corporate(5)		6,943		150		—		7,093
Asset-backed securities(6)		4,783		35		1		4,817
Total financial assets at amortized cost	￦	23,663	￦	497	￦	1	￦	24,159

(1)

Includes debt securities issued by the Bank of Korea, Korea Housing Finance Corporation, Korea Development Bank, Industrial Bank of Korea and the Export-Import Bank of Korea in the aggregate amount of ￦6,749 billion as of December 31, 2016, ￦15,834 billion as of December 31, 2017 and ￦15,795 billion as of December 31, 2018. These financial institutions are owned or controlled by the Korean government.

(2)

Includes debt securities issued by Korea Housing Finance Corporation, Korea Deposit Insurance Corporation and Korea Land & Housing Corporation in the aggregate amount of ￦1,490 billion as of December 31, 2016, ￦2,254 billion as of December 31, 2017 and ￦1,857 billion as of December 31, 2018. These entities are owned or controlled by the Korean government.

(3)

Includes mortgage-backed securities issued by Korea Housing Finance Corporation, which have residential mortgage loans as underlying assets, in the amount of ￦2,730 billion as of December 31, 2016, ￦2,277 billion as of December 31, 2017 and ￦1,016 billion as of December 31, 2018. Korea Housing Finance Corporation is controlled by the Korean government.

(4)

Includes debt securities issued by the Bank of Korea, Korea Development Bank, Industrial Bank of Korea and the Export-Import Bank of Korea in the aggregate amount of ￦328 billion as of December 31, 2016, ￦1,055 billion as of December 31, 2017 and ￦5,512 billion as of December 31, 2018. These financial institutions are owned or controlled by the Korean government.

(5)

Includes debt securities issued by Korea Housing Finance Corporation, Korea Deposit Insurance Corporation and Korea Land & Housing Corporation in the aggregate amount of ￦1,169 billion as of December 31, 2016, ￦1,616 billion as of December 31, 2017 and ￦1,815 billion as of December 31, 2018. These entities are owned or controlled by the Korean government.

(6)

Includes mortgage-backed securities issued by Korea Housing Finance Corporation, which have residential mortgage loans as underlying assets, in the amount of ￦3,583 billion as of December 31, 2016, ￦4,205 billion as of December 31, 2017 and ￦4,681 billion as of December 31, 2018. Korea Housing Finance Corporation is controlled by the Korean government.

(7)	Gross carrying amount before adjusting for loss allowance for expected credit losses in accordance with IFRS 9.
(8)	Net unrealized gain and loss after adjusting for loss allowance for expected credit losses in accordance with IFRS 9.
(9)	Loss allowance for expected credit losses in accordance with IFRS 9.

Derivatives Trading

We engage in derivatives trading, including on behalf of our customers. Our trading volume increased from ￦264,110 billion in 2016 to ￦324,786 billion in 2017 and ￦376,249 billion in 2018. Our net trading revenue (expense) from derivatives for the year ended December 31, 2016, 2017 and 2018 was ￦173 billion, ￦906 billion and ￦(284) billion, respectively.

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

The following shows the estimated fair value of our derivatives as of December 31, 2016, 2017 and 2018:

	As of December 31,
	2016				2017				2018
	Estimated Fair Value Assets		Estimated Fair Value Liabilities		Estimated Fair Value Assets		Estimated Fair Value Liabilities		Estimated Fair Value Assets		Estimated Fair Value Liabilities
	(in billions of Won)
Foreign exchange derivatives(1)	￦	2,139	￦	2,148	￦	2,361	￦	2,036	￦	1,133	￦	1,090
Interest rate derivatives(1)		793		911		641		689		659		908
Equity derivatives		375		687		233		373		158		796
Credit derivatives		55		50		42		37		33		25
Commodity derivatives		1		5		4		—		2		3
Others(1)		18		6		29		8		41		79

Total	￦	3,381	￦	3,807	￦	3,310	￦	3,143	￦	2,026	￦	2,901

(1)	Includes those for trading purposes and hedging purposes.

The following table shows certain information related to our derivatives designated as fair value hedges for the years ended December 31, 2016, 2017 and 2018:

	Year Ended December 31,
	2016						2017						2018
	Derivatives		Hedged Items		Hedge Ineffectiveness		Derivatives		Hedged Items		Hedge Ineffectiveness		Derivatives		Hedged Items		Hedge Ineffectiveness
	(in billions of Won)
Foreign exchange derivatives(1)	￦	(27)	￦	28	￦	1	￦	78	￦	(41)	￦	37	￦	(119)	￦	98	￦	(21)
Interest rate derivatives		(63)		64		1		15		(15)		—		(41)		37		(4)
Other derivatives		1		(1)		—		—		—		—		—		—		—

Total	￦	(89)	￦	91	￦	2	￦	93	￦	(56)	￦	37	￦	(160)	￦	135	￦	(25)

(1)	Amounts for 2016 include ￦19 billion of offsetting profit and loss relating to non-derivative financial instruments designated as hedging instruments, which did not result in hedge ineffectiveness.

The following table shows certain information related to our derivatives designated as cash flow hedges for the years ended December 31, 2016, 2017 and 2018:

	Year Ended December 31,
	2016						2017						2018
	Derivatives		Effective Portion		Ineffective Portion		Derivatives		Effective Portion		Ineffective Portion		Derivatives		Effective Portion		Ineffective Portion
	(in billions of Won)
Foreign exchange derivatives	￦	9	￦	9	￦	—	￦	(133)	￦	(121)	￦	(12)	￦	(17)	￦	(19)	￦	2
Interest rate derivatives		8		7		1		20		20		—		(6)		(6)		—

Total	￦	17	￦	16	￦	1	￦	(113)	￦	(101)	￦	(12)	￦	(23)	￦	(25)	￦	2

Asset Securitization Transactions

We are active in the Korean asset-backed securities market. Based on our diverse experience with respect to product development and management capabilities relating to asset securitization, we offer customers a wide range of financial products and participate in various asset securitization transactions, including through our subsidiary KB Securities, to reinforce our position as a leading financial services provider with respect to the asset securitization market. We were involved in asset securitization transactions with an initial aggregate issue amount of ￦8,867 billion in 2016 (excluding such amount of Hyundai Securities for the period before it became our consolidated subsidiary), ￦9,724 billion in 2017 and ￦7,791 billion in 2018, a significant portion of which were public offerings of asset-backed securities.

Call Loans

We make call loans and borrow call money in the short-term money market. Call loans are defined as short-term lending among banks and financial institutions either in Won or in foreign currencies with maturities of 90 days or less. Typically, call loans have maturities of one day. As of December 31, 2018, we had made call loans of ￦4,064 billion and borrowed call money of ￦1,081 billion, compared to ￦3,579 billion and ￦1,299 billion, respectively, as of December 31, 2017 and ￦2,052 billion and ￦2,940 billion, respectively, as of December 31, 2016.

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

In 2018, we generated investment banking revenues of ￦533 billion, consisting of ￦104 billion of interest income, ￦371 billion of fee income and ￦58 billion of other income.

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

As of December 31, 2018, KB Securities operated a brokerage network consisting of 118 branches and sub-branches in Korea. In 2018, KB Securities generated commission income of ￦354 billion through its securities brokerage activities.

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

The table below sets forth certain information regarding our foreign currency assets and borrowings:

	As of December 31,
	2016		2017		2018
	(in millions of US$)
Total foreign currency assets	US$	20,256	US$	31,847	US$	33,213
Foreign currency borrowings:
Debts		6,355		7,254		9,077
Debentures		3,182		3,459		4,228

Total borrowings	US$	9,537	US$	10,713	US$	13,305

The table below sets forth our overseas subsidiaries, branches and representative and liaison offices in operation as of December 31, 2018:

Business Unit(1)	Location
Subsidiaries
Kookmin Bank Cambodia PLC	Cambodia
Kookmin Bank (China) Ltd.	China
KBFG Securities America Inc.	United States
KB Securities Hong Kong Ltd.	Hong Kong
KB Securities Vietnam Joint Stock Company	Vietnam
KB Asset Management Singapore Pte. Ltd.	Singapore
KB Microfinance Myanmar Co., Ltd.	Myanmar
Leading Insurance Services, Inc.	United States

LIG Insurance (China) Co., Ltd.	China
PT. KB Insurance Indonesia	Indonesia
KB Daehan Specialized Bank Plc.	Cambodia
KB KOLAO Leasing Co., Ltd.	Laos
KBAM Shanghai Advisory Services Co., Ltd.	China
Branches
Kookmin Bank (China) Ltd., Beijing Branch	China
Kookmin Bank (China) Ltd., Guangzhou Branch	China
Kookmin Bank (China) Ltd., Harbin Branch	China
Kookmin Bank (China) Ltd., Shanghai Branch	China
Kookmin Bank (China) Ltd., Suzhou Branch	China
Kookmin Bank, Tokyo Branch	Japan
Kookmin Bank, Auckland Branch	New Zealand
Kookmin Bank, New York Branch	United States
Kookmin Bank, London Branch	United Kingdom
Kookmin Bank, Ho Chi Minh City Branch	Vietnam
Kookmin Bank, Hong Kong Branch	Hong Kong
Kookmin Bank Cambodia PLC, Toul Kork Branch	Cambodia
Kookmin Bank Cambodia PLC, Toul Tom Pounh Branch	Cambodia
Kookmin Bank Cambodia PLC, Tuek Thla Branch	Cambodia
Kookmin Bank Cambodia PLC, Stueng Meanchey Branch	Cambodia
Kookmin Bank Cambodia PLC, Chbar Ampov Branch	Cambodia
KB Microfinance Myanmar Co., Ltd., Hlaingtharya Branch	Myanmar
KB Microfinance Myanmar Co., Ltd., Shwepyithar Branch	Myanmar
KB Microfinance Myanmar Co., Ltd., Thanlyin Branch	Myanmar
KB Microfinance Myanmar Co., Ltd., Pyinmana Branch	Myanmar
KB Microfinance Myanmar Co., Ltd., Twantay Branch	Myanmar
KB Microfinance Myanmar Co., Ltd., Magway Branch	Myanmar
KB Microfinance Myanmar Co., Ltd., Thaketa Branch	Myanmar
KB Securities Vietnam Joint Stock Company, Hanoi Branch	Vietnam
KB Securities Vietnam Joint Stock Company, Ho Chi Minh City Branch	Vietnam
Kookmin Best Insurance Co., Ltd. U.S. Branch	United States
LIG Insurance (China) Co., Ltd., Guangzhou Branch	China
PT. KB Insurance Indonesia Kebon Jeruk Branch	Indonesia
PT. KB Insurance Indonesia Jayakarta Branch	Indonesia
Representative and Liaison Offices
Kookmin Bank, Gurgaon Representative Office	India
Kookmin Bank, Yangon Representative Office	Myanmar
Kookmin Bank, Hanoi Representative Office	Vietnam
KB Securities Shanghai Representative Office	China
KB Kookmin Card, Yangon Representative Office	Myanmar
KB Insurance, Los Angeles Liaison Office	United States
KB Insurance, Hanoi Liaison Office	Vietnam
KB Insurance, Ho Chi Minh City Liaison Office	Vietnam

(1)	Does not include subsidiaries and branches in liquidation or dissolution.

Trustee and Custodian Services Relating to Investment Trusts and Other Functions

We act as a trustee for 96 financial investment companies with a collective investment license, which invest in investment assets using funds raised by the sale of beneficiary certificates of investment trusts to investors. We also act as custodian for 182 financial institutions and as fund administrator for 73 financial institutions with respect to various investments, as well as acting as settlement agent in connection with such services. We receive a fee for acting in these capacities and generally perform the following functions:

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

For the year ended December 31, 2018, our fee income from our trustee and custodian services was ￦30 billion and revenue collected as a result of administration of the underlying investments was ￦9 billion.

Other Businesses

Trust Account Management Services

Money Trust Management Services

We provide trust account management services for both specified money trusts and unspecified money trusts. We receive fees for our trust account management services consisting of basic fees that are based upon a percentage of either the net asset value of the assets or the principal under management and, for certain types of trust account operations, performance fees that are based upon the performance of the trust account operations. In 2018, our basic money trust fees ranged from 0.1% to 2.0% of total assets under management depending on the type of trust account. We also charge performance fees with respect to certain types of trust account products. We receive penalty payments when customers terminate their trust accounts prior to the original contract maturity.

We currently provide trust account management services for 20 types of money trusts. The maturity of the money trusts we manage varies by the type of the trust. Approximately 4.04% of our money trusts also provide periodic payments of dividends which are added to the assets held in such trusts and not distributed.

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

As of December 31, 2018, the total balance of our money trusts was ￦47,412 billion (as calculated in accordance with Statement of Korea Accounting Standard No. 5004, Trust Accounts, and the Enforcement Regulations of Financial Investment Services under the Financial Investment Services and Capital Markets Act, which we refer to as an “SKAS basis”). As for unspecified money trust accounts, we have investment discretion over all money trusts, which are pooled and managed jointly for each type of trust account. Specified money trust accounts are established on behalf of individual customers who direct our investment of trust assets.

The following table shows the balances of our money trusts by type as of the dates indicated. Under IFRS, we consolidate trust accounts for which we guarantee both the repayment of the principal amount and a fixed rate of interest as well as trust accounts for which we guarantee only the repayment of the principal amount.

	As of December 31,
	2016		2017		2018
	(in billions of Won)
Principal and interest guaranteed trusts(1)	￦	0.2	￦	0.1	￦	0.1
Principal guaranteed trusts(1)		3,532		3,694		3,783
Performance trusts(1)(2)		36,375		35,060		43,629

Total	￦	39,907	￦	38,754	￦	47,412

(1)	Calculated on an SKAS basis.
(2)	Trusts which are primarily non-guaranteed.

The balance of our money trusts increased 28.3% between December 31, 2016 and December 31, 2018. As of December 31, 2018, the trust assets we managed consisted principally of securities investments and loans from the trust accounts. As of December 31, 2018, on an SKAS basis, our trust accounts had invested in securities in the aggregate amount of ￦24,891 billion, of which ￦19,940 billion was debt securities and derivative-linked securities. Securities investments consist of government-related debt securities, corporate debt securities, including bonds and commercial paper, equity securities, derivative-linked securities and other securities. Loans made by our trust account operations are similar in type to the loans made by our bank account operations. As of December 31, 2018, on an SKAS basis, our trust accounts had made loans in the principal amount of ￦250 billion (excluding loans from the trust accounts to our banking accounts of ￦1,277 billion), which accounted for 0.5% of our money trust assets. Loans by our money trusts are subject to the same credit approval process as loans from our banking accounts. As of December 31, 2018, substantially all loans from our money trust accounts were collateralized or guaranteed.

Our money trust accounts also invest, to a lesser extent, in equity securities, including beneficiary certificates issued by financial investment companies with a collective investment license. On an SKAS basis, as of December 31, 2018, equity securities in our money trust accounts amounted to ￦4,951 billion, which accounted for 10.2% of our total money trust assets. Of this amount, ￦4,839 billion was from specified money trusts and ￦112 billion was from unspecified money trusts.

We continue to offer pension-type money trusts that provide a guarantee of the principal amount of the investment. On an SKAS basis, as of December 31, 2018, the balance of the money trusts for which we guaranteed the principal was ￦3,773 billion.

If the income from a money trust for which we provide a guarantee is less than the amount of the payments we have guaranteed, we will need to pay the amount of the shortfall with funds from special reserves maintained with respect to trust accounts followed by basic fees from that money trust and funds from our general banking operations. In 2016, 2017 and 2018, we made no payment from our banking accounts to cover shortfalls in our guaranteed trusts. On an SKAS basis, we derived trust fees with regard to trust account management services (including those fees related to property trust management services) of ￦174 billion in 2016, ￦293 billion in 2017 and ￦112 billion in 2018.

Property Trust Management Services

We also offer property trust management services, where we manage non-monetary assets in return for a fee. Non-monetary assets include mostly securities, but can also include other liquid receivables and real estate. Under these arrangements, we render custodial services for the property in question and collect fee income in return.

In 2018, our basic property trust fees ranged from 0.1% to 0.3% of total assets under management depending on the type of trust accounts. On an SKAS basis, as of December 31, 2018, the aggregate balance of our property trusts decreased to ￦3,506 billion, compared to ￦7,769 billion as of December 31, 2017 and ￦6,862 billion as of December 31, 2016.

Under IFRS, the property trusts are not consolidated within our financial statements.

Investment Trust Management

Through KB Asset Management and KB Securities, we offer investment trust products to customers and manage the funds invested by them in investment trusts. As of December 31, 2018, KB Asset Management and KB Securities had an aggregate of ￦44,968 billion of investment trust assets under management.

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

The following table sets forth certain information regarding the operations of KB Insurance, on a standalone basis, as of the dates or for the periods indicated:

	As of or for the Year Ended December 31,
	2016		2017		2018
	(in billions of Won, except as otherwise indicated)
Total policies in force (in thousands)		13,692		14,427		15,191
Number of new policies sold (in thousands)		8,617		8,965		9,373
Gross direct written premiums(1)	￦	9,425	￦	9,724	￦	9,850
Long-term insurance		6,073		6,298		6,509
Automobile insurance		2,031		2,098		2,035
General property and casualty insurance		883		917		932
Other		438		411		375
Net earned premiums(2)	￦	8,427	￦	8,795	￦	8,944
Loss ratio(3)		84.15%		82.15%		84.06%
Risk-based capital adequacy ratio(4)		168.69%		190.31%		187.09%

(1)	The amount of direct written premiums recognized in a specified period in respect of policies in force during such period, on a standalone basis.
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

As of December 31, 2018, KB Insurance had ￦27,309 billion of general account investment assets on a standalone basis, of which domestic debt securities, loans, beneficiary certificates, domestic equity securities and overseas securities accounted for 36.1%, 25.3%, 11.3%, 1.4% and 16.0%, respectively.

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

KB Life Insurance generated gross premiums (not including separate account premiums) of ￦1,162 billion in 2016, ￦971 billion in 2017 and ￦877 billion in 2018 on a standalone basis. As of December 31, 2018, KB Life Insurance had ￦8,016 billion of general account investment assets on a standalone basis, of which domestic debt securities, beneficiary certificates, loans, domestic equity securities and overseas securities accounted for 54.3%, 13.1%, 12.6%, 0.3% and 6.4%, respectively. As of such date, KB Life Insurance’s risk-based capital adequacy ratio was 203.74%.

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

Currently, our bancassurance business has alliances with 21 life insurance companies (including our subsidiary, KB Life Insurance) and ten non-life insurance companies (including our subsidiary, KB Insurance) and offers 90 different products through our branch network. These products are composed of 59 types of life insurance policies, such as annuities, savings insurance and variable life insurance, and 31 types of non-life insurance products. In 2018, our commission income from our bancassurance business amounted to ￦46.7 billion.

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

In February 2013, the Ministry of Land, Infrastructure and Transport (formerly the Ministry of Land, Transport and Maritime Affairs) designated us as one of the managers of the National Housing Urban Fund. In 2018, we received total fees of ￦33 billion for managing the National Housing Urban Fund, compared to ￦32 billion in 2017 and ￦31 billion in 2016.

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

Distribution Channels

Banking Branch Network

As of December 31, 2018, Kookmin Bank operated a network of 1,057 branches and sub-branches in Korea, which was one of the largest branch networks among Korean commercial banks. An extensive branch network is important to attracting and maintaining retail customers, who use branches extensively and value convenience. We believe that our extensive branch network in Korea and retail customer base provide us with a source of stable and relatively low cost funding. Approximately 35.8% of our branches and sub-branches are located in

Seoul, and approximately 23.6% of our branches are located in the six next largest cities. The following table presents the geographical distribution of our branch network in Korea as of December 31, 2018:

Area	Number of Branches	Percentage
Seoul	378	35.8%
Six largest cities (other than Seoul)	250	23.6
Other	429	40.6

Total	1,057	100.0%

In addition, we have continued to implement the specialization of our branch functions. Of our branch network as of December 31, 2018, we had three branches that primarily handled large corporate banking.

In order to support our branch network, we have established an extensive network of ATMs, which are located in branches and in unmanned outlets known as “autobanks.” As of December 31, 2018, we had 7,185 ATMs.

We have actively promoted the use of these distribution outlets in order to provide convenient service to customers, as well as to maximize the marketing and sales functions at the branch level, reduce employee costs and improve profitability. The aggregate number of transactions conducted using our ATMs amounted to approximately 505 million in 2016, 460 million in 2017 and 417 million in 2018.

Other Banking Channels

The following table sets forth information, for the periods indicated, on the number of users and transactions of the other banking channels for our retail and corporate banking customers, which are discussed below:

	For the Year Ended December 31,
	2016	2017	2018
Internet banking:
Number of users(1)	19,095,749	20,059,806	20,957,261
Number of transactions (thousands)(2)	5,094,063	5,427,142	5,471,484
Phone banking:
Number of users(3)	4,989,769	5,020,272	5,046,634
Number of transactions (thousands)(2)	147,157	119,059	104,163
Smartphone banking:
Number of users(4)	12,301,753	13,533,359	14,645,787
Number of transactions (thousands)(2)	5,169,324	6,192,633	7,142,958

(1)	Number of users is defined as the total cumulative number of retail and corporate customers who have registered through our branch offices to use our Internet banking services.
(2)	Number of transactions includes balance and transaction inquiries, fund transfers and other transactions.
(3)	Number of users is defined as the total cumulative number of retail and corporate customers who have registered through our branch offices to use our phone banking services.
(4)	Number of users is defined as the total cumulative number of retail customers who have registered through our branch offices, or the customers’ smartphones, to use our smartphone banking services.

Internet Banking

Our goal is to consolidate our position as a market leader in online banking. Our Internet banking services currently include:

•	basic banking services, including fund transfers, balance and transaction inquiries, pre-set automatic transfers, product inquiries, online bill payments and foreign exchange services;

•	investment services, including opening deposit accounts and investing in funds;

•	processing of loan applications;

•	electronic certification services, which permit our Internet banking service users to authenticate transactions on a confidential basis through digital signatures; and

•	wealth management and advisory services, including financial planning and real estate information services.

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

We also continue to develop innovative mobile applications that cater to specific customer needs and lifestyles. For example, we offer “Liiv,” a mobile banking platform designed to make routine transactions easier for our customers, including providing easy access to banking services without the additional electronic certification process, foreign currency exchange services with lower fees and functions that allow customers to easily split bills and transfer money. Through “Liiv Talk Talk,” our mobile peer-to-peer payment and messaging application, we also allow our customers to perform routine banking tasks with voice commands and interactive messaging. We provide our customers with a number of other useful tools, such as “KB Star Alerts,” which are free text messages that contain real-time account activity information as well as security alerts, and “KB My Money,” a mobile application that allows customers to manage a wide range of assets deposited with various financial institutions.

Other Channels

We provide cash management services, which include automatic transfers, connection services to other financial institutions, real-time firm banking, automatic fund concentration and transmittal of trading information.

Distribution Channels for Other Services

Through our non-banking subsidiaries, we operate a network of dedicated branches and other distribution channels through which our customers can access credit card, securities brokerage, insurance and consumer finance products and services. The following table sets forth information regarding the number and geographical distribution of the branches in Korea operated by KB Kookmin Card, KB Securities and KB Insurance as of December 31, 2018:

Area	KB Kookmin Card	KB Securities	KB Insurance
Seoul	7	46	12
Six largest cities (other than Seoul)	7	25	14
Other	11	47	26

Total	25	118	52

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

Moreover, the Korean financial industry is undergoing significant consolidation. The number of nationwide commercial banks in Korea has decreased from 16 as of December 31, 1997, to eight as of December 31, 2018. A number of significant mergers and acquisitions in the financial industry have taken place in Korea in recent years, including Hana Financial Group’s acquisition of a controlling interest in Korea Exchange Bank in 2012 and the subsequent merger of Hana Bank into Korea Exchange Bank in 2015. In addition, as part of the Korean government’s plans to privatize Woori Finance Holdings Co., Ltd. (the former financial holding company of Woori Bank), certain subsidiaries of Woori Finance Holdings were sold to other financial institutions and Woori Finance Holdings itself was merged into Woori Bank in 2014, which established a new financial holding company, Woori Financial Group Inc., in January 2019. In the insurance sector, China’s Anbang Insurance Group acquired controlling interests in Tong Yang Life Insurance Co., Ltd. and Allianz Life Insurance Korea Co., Ltd. in 2015 and 2016, respectively, while Mirae Asset Life Insurance Co., Ltd. acquired PCA Life Insurance Co., Ltd. in 2017. In February 2019, Shinhan Financial Group acquired a 59% interest in Orange Life Insurance, Ltd. (formerly known as ING Life Insurance Korea, Ltd.). In the securities sector, in 2016, Mirae Asset Securities Co., Ltd. acquired a 43% interest in KDB Daewoo Securities Co., Ltd., which subsequently merged with and into Mirae Asset Securities to create Mirae Asset Daewoo Securities Co., Ltd., the largest securities company in Korea in terms of capital. We expect that consolidation in the Korean financial industry will continue. The financial institutions resulting from such consolidation may, by virtue of their increased size and business scope, provide significantly greater competition for us. We intend to review potential acquisition opportunities as they arise. We cannot guarantee that we will not be involved in any future mergers or acquisitions.

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

In 2018, we spent approximately ￦670 billion for our IT system implementation and operations, including expenses related to the construction of new IT systems, implementation of hardware and software technologies and other new systems, as well as related labor costs.

As of December 31, 2018, we employed a total of 1,152 full-time employees in our IT operations.

Assets and Liabilities

The tables below set out selected financial highlights regarding our operations and our assets and liabilities. Except as otherwise indicated, amounts as of and for the years ended December 31, 2014, 2015, 2016, 2017 and 2018 are presented on a consolidated basis under IFRS.

Loan Portfolio

As of December 31, 2018, our total loan portfolio was ￦321,811 billion compared to ￦292,233 billion as of December 31, 2017 and ￦267,764 billion as of December 31, 2016. As of December 31, 2018, 95.3% of our total loans were Won-denominated loans compared to 95.6% as of December 31, 2017 and 95.2% as of December 31, 2016.

Loan Types

The following table presents loans by type as of the dates indicated. Except where we specify otherwise, all loan amounts stated below are before deduction of allowances for loan losses. Total loans reflect our loan portfolio, including past due amounts.

	As of December 31,
	2014		2015		2016		2017		2018
	(in billions of Won)
Domestic:
Corporate
Small- and medium-sized enterprise	￦	71,960	￦	78,665	￦	86,065	￦	97,379	￦	106,015
Large corporate(1)		28,918		30,182		30,206		30,002		34,686
Retail
Mortgage and home equity		86,994		87,882		93,327		97,253		102,607
Other consumer		32,255		36,312		41,629		48,897		56,200
Credit cards		11,632		12,136		13,530		15,205		17,354

Total domestic		231,759		245,177		264,757		288,736		316,862
Foreign		2,143		2,410		3,007		3,497		4,949

Total gross loans	￦	233,902	￦	247,587	￦	267,764	￦	292,233	￦	321,811

(1)

Large corporate loans include ￦191 billion, ￦248 billion, ￦285 billion, ￦222 billion and ￦199 billion of loans to the Korean government and government related agencies (including the Korea Deposit Insurance Corporation) as of December 31, 2014, 2015, 2016, 2017 and 2018, respectively.

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

20 Largest Exposures by Borrower

As of December 31, 2018, our 20 largest exposures totaled ￦15,073 billion and accounted for 3.4% of our total exposures. The following table sets forth, as of December 31, 2018, our total exposures to these top 20 borrowers or issuers:

	Loans								Guarantees and Acceptances				Amounts Classified as Impaired Loans
Company(1)	Won Currency		Foreign Currency		Equity Securities		Debt Securities				Total Exposures
	(in billions of Won)
The Korea Securities Finance Corporation.	￦	11	￦	—	￦	53	￦	1,886	￦	—	￦	1,950	￦	—
Mirae Asset Daewoo Co., Ltd.		—		1,304		—		322		—		1,626		—
LG Display Co., Ltd.		—		—		—		13		894		907		—
Samsung Electronics Co., Ltd.		—		850		6		—		—		856		—
KEB Hana Bank		314		—		—		464		—		778		—
Hyundai Motor Company		—		761		1		—		—		762		—
Hyundai Capital Services Inc.		482		—		—		257		—		739		—
Hyundai-Steel Co., Ltd.		338		182		—		183		31		734		—
SK		—		98		455		142		—		695		—
Samsung Securities Co., Ltd.		—		596		—		63		—		659		—
NH Investment & Securities Co., Ltd.		—		411		1		228		—		640		—
Hyundai Heavy Industries Co., Ltd.		—		88		—		6		510		604		—
Lotte Corporation		500		—		70		—		—		570		—
LG Electronics Inc.		410		—		—		132		—		542		—
S-Oil Corp.		104		325		—		71		34		534		—
Nonghyup Bank		121		—		—		403		—		524		—
Kiwoom Securities Co., Ltd.		—		500		—		10		—		510		—
Hana Financial Investment Co., Ltd.		—		270		—		220		—		490		—
Kia Motors Corp.		200		175		—		103		—		478		—
Hi Investment & Securities Co., Ltd.		—		475		—		—		—		475		—

Total	￦	2,480	￦	6,035	￦	586	￦	4,503	￦	1,469	￦	15,073	￦	—

(1)

Excludes exposures to government-owned or -controlled enterprises or financial institutions, including Bank of Korea, Korea Housing Finance Corporation, Korea Land & Housing Corporation, Korea Deposit Insurance Corporation and Korea Development Bank.

As of December 31, 2018, 12 of these top 20 borrowers or issuers were companies belonging to the 31 largest highly-indebted business groups among chaebols in Korea designated as such by the Financial Supervisory Service based on their outstanding exposures.

Exposure to Chaebols

As of December 31, 2018, 5.9% of our total exposure was to the 31 largest highly-indebted business groups among chaebols in Korea designated as such by the Financial Supervisory Service based on their outstanding exposures. The following table shows, as of December 31, 2018, our total exposures to the ten chaebol groups to which we have the largest exposure:

	Loans								Guarantees and Acceptances				Amounts Classified as Impaired Loans
Chaebol	Won Currency		Foreign Currency		Equity Securities		Debt Securities				Total Exposures
	(in billions of Won)
Hyundai Motor(1)	￦	1,265	￦	1,710	￦	21	￦	1,592	￦	379	￦	4,967	￦	—
Samsung(2)		261		2,041		219		795		561		3,877		—
SK(3)		501		532		487		660		318		2,498		—
Lotte(4)		1,161		82		76		571		246		2,136		—
LG(5)		439		13		22		410		957		1,841		—
Hanwha(6)		908		205		8		313		161		1,595		—
Hyundai Heavy Industries(7)		103		252		6		52		770		1,183		—
GS(8)		322		364		2		383		56		1,127		—
POSCO(9)		92		165		444		187		224		1,112		—
Shinsegae(10)		166		3		4		212		408		793		—

Total	￦	5,218	￦	5,367	￦	1,289	￦	5,175	￦	4,080	￦	21,129	￦	—

(1)	Includes principally Hyundai Capital Services Inc., Hyundai Steel Company and Hyundai Motor.
(2)	Includes principally Samsung Electronics Co., Ltd., Samsung Heavy Industries Co., Ltd. and Samsung Card Co., Ltd.
(3)	Includes principally SK Holdings Co., Ltd., SK Shipping Co., Ltd. and SK Networks Company Limited.
(4)	Includes principally Lotte Capital Co., Ltd., Lotte Engineering & Construction Co., Ltd and Hotel Lotte Co., Ltd.
(5)	Includes principally LG Electronics Inc., LG Chem, Ltd. and LG International Corp.
(6)	Includes principally Hanwha Corp, Hanwha Techwin Co., Ltd and Hanwha E&C.
(7)	Includes principally Hyundai Heavy Industries Co., Ltd, Hyundai Samho Heavy Industries Co., Ltd. and Hyundai Mipo Dockyard Co., Ltd.
(8)	Includes principally GS Engineering & Construction Co., Ltd., GS Retail Co., Ltd and GS Energy Corporation.
(9)	Includes principally POSCO International Corporation, POSCO and POSCO Energy Corporation.
(10)	Includes principally Shinsegae Co., Ltd., E-MART Inc. and Shinsegae Simon Inc.

Loan Concentration by Industry

The following table presents the aggregate balance of our domestic and foreign corporate loans, by industry concentration, as of December 31, 2016, 2017 and 2018:

	As of December 31,
	2016			2017			2018
Industry	Amount		%	Amount		%	Amount		%
	(in billions of Won, except percentages)
Services	￦	48,529	40.7%	￦	54,268	41.5%	￦	61,303	42.2%
Manufacturing		36,505	30.6		40,201	30.7		42,267	29.1
Wholesale and retail		14,247	12.0		15,061	11.5		16,683	11.5
Financial institutions		10,603	8.9		11,094	8.5		13,494	9.3
Construction		3,381	2.9		3,022	2.4		3,277	2.2
Public sector		887	0.7		1,057	0.8		864	0.6
Others		5,053	4.2		6,054	4.6		7,491	5.1

Total	￦	119,205	100.0%	￦	130,757	100.0%	￦	145,379	100.0%

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

The following table sets out the scheduled maturities (time remaining until maturity) of our loan portfolio as of December 31, 2018. The amounts disclosed are before deduction of allowances for loan losses:

	1 Year or Less		Over 1 Year But Not More Than 5 Years		Over 5 Years		Total
	(in billions of Won)
Domestic:
Corporate
Small- and medium-sized enterprises	￦	79,003	￦	21,098	￦	5,914	￦	106,015
Large corporate		23,079		7,572		4,035		34,686

Total corporate		102,082		28,670		9,949		140,701
Retail
Mortgage and home equity		9,132		12,651		80,824		102,607
Other consumer		32,484		16,550		7,166		56,200

Total retail		41,616		29,201		87,990		158,807
Credit cards		14,613		2,350		391		17,354

Total domestic		158,311		60,221		98,330		316,862
Foreign:		3,067		1,175		707		4,949

Total gross loans	￦	161,378	￦	61,396	￦	99,037	￦	321,811

Interest Rate Sensitivity

The following table shows, as of December 31, 2018, the total amount of loans due after one year, which have fixed interest rates and variable or adjustable interest rates:

	As of December 31, 2018
	(in billions of Won)
Fixed rate(1)	￦	34,037
Variable or adjustable rates(2)		126,396

Total gross loans	￦	160,433

(1)	Fixed rate loans are loans for which the interest rate is fixed for the entire term.
(2)	Variable or adjustable rate loans are loans for which the interest rate is not fixed for the entire term.

For additional information regarding our management of interest rate risk, see “Item 11. Quantitative and Qualitative Disclosures about Market Risk—Market Risk Management—Market Risk Management for Non-Trading Activities.”

Credit Exposures to Companies in Workout, Restructuring or Rehabilitation

Workout is a voluntary procedure through which we, together with the borrower and other creditors, seek to restore the borrower’s financial stability and viability. Previously, workouts were regulated under a series of

Corporate Restructuring Promotion Acts, which last expired on June 30, 2018. In September 2018, the National Assembly of Korea adopted a new Corporate Restructuring Promotion Act, which became effective in October 2018 and is scheduled to expire in October 2023. Under the new Corporate Restructuring Promotion Act, creditors of a financially troubled borrower may participate in a creditors’ committee, which is authorized to prohibit such creditors from exercising their rights against the borrower, commence workout procedures and approve or make revisions to a reorganization plan prepared by the lead creditor bank, the borrower and external experts. The composition of the creditors’ committee is determined at the initial meeting of the committee by the approval of creditors holding not less than 75% of the borrower’s total outstanding debt held by creditors who were notified of the initial meeting of the committee. Although creditors that are not financial institutions or hold less than 1% of the total outstanding debt of the borrower need not be notified of the initial meeting of the creditors’ committee, if such creditors wish to participate, they may not be excluded. Any decision of the creditors’ committee requires the approval of creditors holding not less than 75% of the total outstanding debt of the borrower. However, if a single creditor holds 75% or more of the borrower’s total outstanding debt held by the creditors comprising the creditors’ committee, any decision of the creditors’ committee requires the approval of not less than 40% of the total number of creditors (including such single creditor) comprising the committee. An additional approval of creditors holding not less than 75% of the secured debt is required with respect to the borrower’s debt restructuring. Once approved, any decision made by the creditors’ committee is binding on all creditors of the borrower, with the exception of those creditors that were excluded by a resolution of the committee at its initial meeting and those who exercised their right to request that their claims be purchased. Creditors that voted against commencement of workout, approval or revision of the reorganization plan, debt restructuring, granting of new credit, extension of the joint management process or other resolutions of the committee have the right to request the creditors that voted in favor of such matters to purchase their claims at a mutually agreed price. In the event that the parties are not able to agree on the terms of purchase, a coordination committee consisting of experts would determine the terms. The creditors that oppose a decision made by the coordination committee may request a court to change such decision.

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

A portion of our loans to and debt securities of corporate customers are currently in workout, restructuring or rehabilitation. As of December 31, 2018, ￦452 billion or 0.1% of our total loans were in workout, restructuring or rehabilitation. This included ￦150 billion of loans to large corporate borrowers and ￦302 billion of loans to small- and medium-sized enterprises.

The following table shows, as of December 31, 2018, our ten largest credit exposures that were in workout, restructuring or rehabilitation:

	Loans						Guarantees and Acceptances				Amounts Classified as Impaired Loans
Company	Won Currency		Foreign Currency		Equity Securities				Total Exposures
	(in billions of Won)
Dongmoon Construction Co., Ltd.	￦	70	￦	—	￦	—	￦	—	￦	70	￦	70
Orient Shipyard Co., Ltd.		49		2		—		—		51		51
Dongil Construction LTD		41		—		—		—		41		41
Korea Development Corporation		15		—		11		—		26		15
TRANS-PACIFIC RESOURCES LTD		—		9		—		6		15		9
Dreample Co., Ltd.		—		11		—		2		13		11
Ubcell Co., Ltd.		12		—		—		1		13		13
Woojeon Co., Ltd		—		10		—		—		10		10
Enersolar Co., Ltd.		3		—		7		—		10		3
JM ADVANCED MATERIALS		8		—		—		—		8		8

Total	￦	198	￦	32	￦	18	￦	9	￦	257	￦	231

Provisioning Policy

Under IFRS 9 Financial Instruments, which replaced IAS 39, for annual periods commencing on or after January 1, 2018, we establish allowances for credit losses based on expected credit losses instead of incurred losses (as was the case under IAS 39) by assessing changes in expected credit losses and recognizing such changes as impairment loss (or reversal of impairment loss) in profit or loss. See “Item 5.A. Operating Results—Overview—Changes in Accounting Policies.” Under IFRS 9, the allowance required to be established with respect to a loan or receivable is the amount of the expected 12-month credit loss or the expected lifetime credit loss for the applicable loan or receivable, according to three stages of credit risk deterioration since initial recognition.

We establish allowances for loan losses with respect to loans to absorb such losses. For financial reporting periods starting prior to January 1, 2018, under IAS 39 Financial Instruments: Recognition and Measurement, we assessed individually significant loans on a case-by-case basis and other loans on a collective basis. In addition, if we determined that no objective evidence of impairment existed for a loan, we included such loan in a group of loans with similar credit risk characteristics and assessed them collectively for impairment regardless of whether such loan was significant. For individually significant loans, allowances for loan losses were recorded if objective evidence of impairment existed as a result of one or more events that occurred after initial recognition. For collectively assessed loans, we based the level of allowances for loan losses on our evaluation of the risk characteristics of such loans, taking into account such factors as historical loss experience, the financial condition of the borrowers and current economic conditions.

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

We generally consider the following loans to be impaired loans:

•	loans that are past due by 90 days or more;

•	loans that are subject to legal proceedings related to collection;

•	loans to a borrower that has received a warning from the Korea Credit Information Services indicating that such borrower has exhibited difficulties in making timely payments of principal and interest;

•	loans to corporate borrowers that are rated C or D according to Kookmin Bank’s internal credit ratings for large companies or small-and medium-sized enterprises;

•	loans for which account-specific provisions have been made resulting from a significant perceived decline in credit quality; and

•	loans with respect to which the amount of principal and interest payable has been materially decreased due to restructuring.

We regularly evaluate the adequacy of the overall allowances for loan losses and we believe that the allowances for loan losses reflect our best estimate of probable loan losses as of each balance sheet date.

Loan Aging Schedule

The following table shows our loan aging schedule (excluding accrued interest) as of the dates indicated:

As of December 31,	Normal Amount		%	Amount Past Due 1-3 Months		%	Amount Past Due 3-6 Months		%	Amount Past Due 6 Months or More		%	Total Amount
	(in billions of Won, except percentages)
2014	￦	232,159	99.2%	￦	675	0.3%	￦	385	0.2%	￦	683	0.3%	￦	233,902
2015		246,116	99.5		549	0.2		359	0.1		563	0.2		247,587
2016		266,381	99.5		460	0.2		295	0.1		628	0.2		267,764
2017		291,074	99.6		401	0.1		267	0.1		491	0.2		292,233
2018		320,628	99.6		458	0.2		366	0.1		359	0.1		321,811

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

	Year Ended December 31,
	2014		2015		2016		2017		2018
	(in billions of Won)
Gross interest income that would have been recorded	￦	275	￦	220	￦	195	￦	198	￦	154
Interest income included in profit for the year	￦	175	￦	151	￦	129	￦	135	￦	82

The following table shows, as of the dates indicated, the amount of loans that were placed on a non-accrual basis and accruing loans which were past due 90 days or more. The category “accruing but past due 90 days”

includes loans which are still accruing interest but on which principal or interest payments are contractually past due 90 days or more.

	As of December 31,
	2014		2015		2016		2017		2018
	(in billions of Won)
Loans accounted for on a non-accrual basis
Corporate	￦	1,673	￦	1,607	￦	1,403	￦	1,108	￦	906
Consumer		1,022		763		766		759		873

Sub-total		2,695		2,370		2,169		1,867		1,779

Accruing loans which are contractually past due 90 days or more as to principal or interest
Corporate		39		47		27		66		84
Consumer		72		88		79		33		64

Sub-total		111		135		106		99		148

Total	￦	2,806	￦	2,505	￦	2,275	￦	1,966	￦	1,927

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

	As of December 31,
	2014		2015		2016		2017		2018
	(in billions of Won)
Loans classified as “troubled debt restructurings”	￦	256	￦	228	￦	168	￦	170	￦	133

For 2018, interest income that would have been recorded under the original contract terms of restructured loans amounted to ￦12 billion, out of which ￦7 billion was reflected as interest income during 2018.

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

As of December 31, 2018, we had ￦670 billion of potential problem loans.

Other Problematic Interest Earning Assets

We have certain other interest earning assets received in connection with troubled debt restructurings that, if they were loans, would be required to be disclosed as part of the non-accrual, past due or restructuring or potential problem loan disclosures provided above. As of December 31, 2014, 2015, 2016, 2017 and 2018, we did not have any debt securities received in connection with troubled debt restructurings on which interest was past due.

Non-Performing Loans

Non-performing loans are defined as loans that are past due by 90 days or more. These loans are generally classified as “substandard” or below. For further information on the classification of non-performing loans under Korean regulatory requirements, see “—Regulatory Reserve for Credit Losses” below.

The following table shows, as of the dates indicated, certain details of our total non-performing loan portfolio:

	As of December 31,
	2014		2015		2016		2017		2018
	(in billions of Won, except percentages)
Total non-performing loans	￦	1,068	￦	922	￦	923	￦	758	￦	725
As a percentage of total loans		0.5%		0.4%		0.3%		0.3%		0.2%

Analysis of Non-Performing Loans

The following table sets forth, as of the dates indicated, our total non-performing loans by type of borrower:

	As of December 31,
	2014			2015			2016			2017			2018
	Amount		%	Amount		%	Amount		%	Amount		%	Amount		%
	(in billions of Won, except percentages)
Domestic:
Corporate
Small- and medium sized enterprise	￦	373	34.9%	￦	309	33.5%	￦	302	32.7%	￦	178	23.5%	￦	267	36.8%
Large corporate		137	12.8		187	20.3		247	26.8		209	27.6		17	2.3

Total corporate		510	47.7		496	53.8		549	59.5		387	51.1		284	39.1
Retail
Mortgage and home equity		209	19.6		172	18.7		124	13.4		110	14.5		134	18.5
Other consumer		186	17.4		157	17.0		148	16.0		142	18.7		170	23.5

Total retail		395	37.0		329	35.7		272	29.4		252	33.2		304	42.0
Credit cards		99	9.3		70	7.6		81	8.8		100	13.2		119	16.4

Total domestic		1,004	94.0		895	97.1		902	97.7		739	97.5		707	97.5
Foreign:		64	6.0		27	2.9		21	2.3		19	2.5		18	2.5

Total non-performing loans	￦	1,068	100.0%	￦	922	100.0%	￦	923	100.0%	￦	758	100.0%	￦	725	100.0%

Top 20 Non-Performing Loans

As of December 31, 2018, our 20 largest non-performing loans accounted for 22.3% of our total non-performing loan portfolio. The following table shows, as of December 31, 2018, certain information regarding our 20 largest non-performing loans:

	Industry	Gross Principal Outstanding		Allowances for Loan Losses(1)
	(in billions of Won)
Borrower A	Construction	￦	26	￦	21
Borrower B	Manufacturing		17		3
Borrower C	Construction		13		13
Borrower D	Services		13		1
Borrower E	Services		12		1
Borrower F	Construction		10		3
Borrower G	Services		9		9
Borrower H	Services		9		9
Borrower I	Manufacturing		8		4
Borrower J	Construction		7		7
Borrower K	Manufacturing		6		2
Borrower L	Construction		5		3
Borrower M	Financial institutions		5		5
Borrower N	Services		5		—
Borrower O	Services		4		—
Borrower P	Services		4		4
Borrower Q	Manufacturing		3		—
Borrower R	Services		2		1
Borrower S	Services		2		—
Borrower T	Manufacturing		2		—

Total		￦	162	￦	86

(1)	If the estimated recovery value of collateral for a non-performing loan is sufficient compared to the outstanding loan balance, we record no allowances for loan losses for such non-performing loan.

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

In addition, we use the services of our wholly-owned loan collection subsidiary, KB Credit Information Co., Ltd., which receives payments from recoveries made on charged-off loans and certain loans that are overdue for over three months (28 days on average in the case of credit card loans). KB Credit Information has approximately 140 employees, including legal experts and management employees. The fees that it receives are based on the amounts of non-performing and charged off loans that are recovered. In 2016, 2017 and 2018, the amount recovered was ￦404 billion, ￦313 billion and ￦324 billion, respectively.

Methods for resolving non-performing loans include the following:

•	non-performing loans are managed by the operating branches of Kookmin Bank until such loans are charged off;

•	a demand note is dispatched by mail if payment is generally one month past due;

•	calls and visits are made by Kookmin Bank’s operating branches to customers encouraging them to make payments;

•	borrowers who are past due on payments of interest and principal are registered on the Korea Credit Information Services’ database of non-performing loans;

•	for unsecured loans other than credit card loans, the loans are transferred to KB Credit Information for collection on a case-by-case basis;

•	for secured loans, actions to enforce or protect the security interests (including foreclosure and auction of the collateral) are commenced within five months of such loans becoming past due; and

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

	As of December 31,
	2014			2015			2016			2017			2018
	Amount		%	Amount		%	Amount		%	Amount		%	Amount		%
	(in billions of Won, except percentages)
Domestic:
Corporate
Small- and medium sized enterprise	￦	819	33.4%	￦	775	30.0%	￦	644	28.3%	￦	522	24.7%	￦	618	23.7%
Large corporate		656	26.8		875	33.9		696	30.6		666	31.6		608	23.3

Total corporate		1,475	60.2		1,650	63.9		1,340	58.9		1,188	56.3		1,226	47.0
Retail
Mortgage and home equity		48	2.0		37	1.4		29	1.3		24	1.2		39	1.5
Other consumer		488	19.9		454	17.6		452	19.8		404	19.2		602	23.1

Total retail		536	21.9		491	19.0		481	21.1		428	20.4		641	24.6
Credit cards		390	15.9		398	15.4		414	18.1		449	21.2		711	27.2

Total domestic		2,401	97.9		2,539	98.3		2,235	98.1		2,065	97.9		2,578	98.8
Foreign:(1)		51	2.1		43	1.7		43	1.9		45	2.1		31	1.2

Total allowances for loan losses	￦	2,452	100.0%	￦	2,582	100.0%	￦	2,278	100.0%	￦	2,110	100.0%	￦	2,609	100.0%

(1)	Consists primarily of loans to corporations.

The following tables analyze our allowances for loan losses and loan loss experience for each of the years indicated:

	Year Ended December 31,
	2014		2015		2016		2017
	(in billions of Won, except percentages)
Balance at the beginning of the period	￦	2,861	￦	2,452	￦	2,582	￦	2,278
Amounts charged against income		1,211		1,100		579		583
Sale		(72)		(50)		(78)		(66)
Gross charge-offs:
Domestic:
Corporate
Small- and medium-sized enterprise		746		412		467		308
Large corporate		326		275		278		87
Retail
Mortgage and home equity		149		16		7		7
Other consumer		425		338		288		335
Credit cards		427		377		357		400
Foreign:		18		1		2		—

Total gross charge-offs		(2,091)		(1,419)		(1,399)		(1,137)

Recoveries:
Domestic:
Corporate
Small-and medium-sized enterprise		259		156		214		280
Large corporate		—		—		1		—
Retail
Mortgage and home equity		31		63		43		30
Other consumer		109		132		124		116
Credit cards		131		138		133		133
Foreign:		1		4		—		—

Total recoveries		531		493		515		559

Net charge-offs		(1,560)		(926)		(884)		(578)
Other charges(1)		12		6		79		(107)

Balance at the end of the period	￦	2,452	￦	2,582	￦	2,278	￦	2,110

Ratio of net charge-offs during the period to average loans outstanding during the period		0.7%		0.4%		0.3%		0.2%

	As of December 31, 2018
	Financial instruments applying 12-month expected credit losses		Financial instruments applying lifetime expected credit losses				Total
			Non-impaired		Impaired
	(in billions of Won, except percentages)
Balance at the beginning of the period(2)	￦	612	￦	732	￦	1,265	￦	2,609
Amounts charged against income		(2)		185		469		652
Sale		(2)		(2)		(16)		(20)
Stage transference:
Transfer to 12-month expected credit losses		190		(187)		(3)		—
Transfer to lifetime expected credit losses (non-impaired)		(159)		187		(28)		—
Transfer to lifetime expected credit losses (impaired)		(7)		(92)		99		—
Gross charge-offs:
Domestic:
Corporate
Small- and medium-sized enterprise		—		—		35		35
Large corporate		—		—		198		198
Retail
Mortgage and home equity		—		—		5		5
Other consumer		—		—		376		376
Credit cards		—		—		465		465
Foreign:		—		—		—		—

Total gross charge-offs		—		—		(1,079)		(1,079)

Recoveries:
Domestic:
Corporate
Small-and medium-sized enterprise		—		—		36		36
Large corporate		—		—		135		135
Retail
Mortgage and home equity		—		—		10		10
Other consumer		—		—		115		115
Credit cards		—		—		133		133
Foreign:		—		—		—		—

Total recoveries		—		—		429		429

Net charge-offs		—		—		(650)		(650)
Other charges		—		1		17		18

Balance at the end of the period	￦	632	￦	824	￦	1,153	￦	2,609

Ratio of net charge-offs during the period to average loans outstanding during the period								0.2%

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

(2)

Reflects a one-off increase in our allowance for loan losses (as compared to the balance as of December 31, 2017) due to the application of IFRS 9. See Notes 2.1 and 45 of the notes to our consolidated financial statements included elsewhere in this annual report.

Regulatory Reserve for Credit Losses

If our allowances for credit losses are deemed insufficient for regulatory purposes, we are required to compensate for the difference by recording a regulatory reserve for credit losses, which is segregated within our retained earnings. Regulatory reserve for credit losses are not available for distribution to shareholders as dividends. The level of regulatory reserve for credit losses required to be recorded is equal to the amount by which our allowances for credit losses under IFRS are less than the greater of (x) the amount of expected loss calculated using the internal ratings-based approach under Basel III and as approved by the Financial Supervisory Service and (y) the required amount of credit loss reserve calculated based on standards prescribed by the Financial Services Commission. As of December 31, 2018, our regulatory reserve for credit losses was ￦3,131 billion.

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

Procedure for Charge-off Approval

In order to charge off corporate loans, an application for a charge-off must be submitted to Kookmin Bank’s Credit Management Department promptly after the corporate loan is classified as estimated loss or deemed uncollectible. The Credit Management Department refers the charge-off application to Kookmin Bank’s Audit Department for their review to ensure compliance with our internal procedures for charge-offs. Then, the Credit Management Department, after reviewing the application to confirm that it meets relevant requirements, seeks an approval from the Financial Supervisory Service for our charge-offs, which is typically granted. Once we receive approval from the Financial Supervisory Service, we must also obtain approval from our senior management to charge off those loans.

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

The following table sets out the definitions of the three categories of securities we hold:

Category	Classification

Financial assets at fair value through profit or loss	Financial assets that are either classified as held for trading, designated by us at fair value through profit or loss upon initial recognition or required to be mandatorily measured at fair value through profit or loss.

Financial assets at fair value through other comprehensive income

Debt instruments held with a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets, and are consistent with representing solely payments of principal and interest on the principal amount outstanding; or

Equity instruments not held for trading with the objective of generating a profit from short-term fluctuations in price or dealers’ margin, designated as financial assets at fair value through other comprehensive income.

Financial assets at amortized cost	Financial assets held with a business model whose objective is to hold assets in order to collect contractual cash flows, and are consistent with representing solely payments of principal and interest on the principal amount outstanding.

See “Item 5.A. Operating Results—Critical Accounting Policies—Valuation of Securities and Financial Instruments.”

We also hold limited balances of venture capital securities, non-marketable and restricted equity securities and derivative instruments.

Carrying Amount and Market Value

The following tables set out the carrying amount and market value of securities in our securities portfolio as of the dates indicated:

	As of December 31,
	2016				2017
	Carrying Amount		Market Value		Carrying Amount		Market Value
	(in billions of Won)
Available-for-sale financial assets:
Equity securities	￦	6,525	￦	6,525	￦	9,157	￦	9,157
Debt securities
Korean treasury securities and government agency securities		7,111		7,111		3,629		3,629
Debt securities issued by financial institutions		11,172		11,172		20,946		20,946
Corporate debt securities		5,904		5,904		10,571		10,571
Asset-backed securities		2,730		2,730		2,402		2,402
Others		528		528		1,411		1,411

Total available-for-sale financial assets		33,970		33,970		48,116		48,116

Held-to-maturity financial assets:
Debt securities
Korean treasury securities and government agency securities		2,218		2,331		5,448		5,432
Debt securities issued by financial institutions		1,869		1,825		2,475		2,490
Corporate debt securities		3,488		3,602		6,219		6,215
Asset-backed securities		3,603		3,643		4,306		4,303
Others		—		—		44		43

Total held-to-maturity financial assets		11,178		11,401		18,492		18,483

Financial assets at fair value through profit or loss:
Equity securities		3,041		3,041		4,935		4,935
Debt securities
Korean treasury securities and government agency securities		5,390		5,390		6,233		6,233
Debt securities issued by financial institutions		11,186		11,186		11,324		11,324
Corporate debt securities		4,595		4,595		5,133		5,133
Asset-backed securities		222		222		162		162
Others		1,594		1,594		2,317		2,317
Others		71		71		74		74

Sub-total		26,099		26,099		30,178		30,178

Financial assets designated at fair value through profit or loss(1)
Equity securities		66		66		67		67
Debt securities		332		332		369		369
Derivative-linked securities		1,361		1,361		1,613		1,613

Sub-total		1,759		1,759		2,050		2,050

Total financial assets at fair value through profit or loss		27,858		27,858		32,228		32,228

Total securities	￦	73,006	￦	73,229	￦	98,836	￦	98,827

	As of December 31, 2018
	Carrying Amount		Market Value
	(in billions of Won)
Financial assets at fair value through other comprehensive income:
Equity securities
Stocks	￦	2,262	￦	2,262
Equity investments		39		39
Other equity securities		69		69
Debt securities
Korean treasury securities and government agency securities		3,475		3,475
Debt securities issued by financial institutions		20,108		20,108
Corporate debt securities		10,541		10,541
Asset-backed securities		1,100		1,100
Others		20		20

Total financial assets at fair value through other comprehensive income		37,614		37,614

Financial assets at amortized cost:
Debt securities
Korean treasury securities and government agency securities		5,090		5,452
Debt securities issued by financial institutions		6,847		6,797
Corporate debt securities		6,943		7,093
Asset-backed securities		4,783		4,817

Total financial assets at amortized cost		23,663		24,159

Financial assets at fair value through profit or loss
Equity securities
Stocks		1,094		1,094
Other equity securities		193		193
Debt securities
Korean treasury securities and government agency securities		7,923		7,923
Debt securities issued by financial institutions		14,978		14,978
Corporate debt securities		4,101		4,101
Asset-backed securities		84		84
Puttable instruments (investment funds, etc.)		10,252		10,252
Derivative linked securities		3,517		3,517
Others		7,430		7,430
Others		79		79

Total financial assets at fair value through profit or loss		49,651		49,651

Total securities	￦	110,928	￦	111,424

(1)

Effective as of January 1, 2018, financial assets designated at fair value through profit or loss have been reclassified as financial assets at fair value through profit or loss, without the option for designation of fair value, pursuant to the application of IFRS 9. See Notes 2.1 and 42 of the notes to our consolidated financial statements included elsewhere in this annual report.

Maturity Analysis

The following table categorizes our debt securities by maturity and weighted average yield as of December 31, 2018:

	Within 1 Year		Weighted Average Yield(1)	Over 1 But within 5 Years		Weighted Average Yield(1)	Over 5 But within 10 Years		Weighted Average Yield(1)	Over 10 Years		Weighted Average Yield(1)	Total		Weighted Average Yield(1)
	(in billions of Won, except percentages)
Financial assets at fair value through other comprehensive income:
Korean treasury securities and government agencies	￦	1,272	1.55%	￦	2,028	2.11%	￦	170	2.58%	￦	5	2.46%	￦	3,475	1.93%
Debt securities issued by financial institutions		9,466	1.85		10,166	2.16		476	3.28		—	—		20,108	2.04
Corporate debt securities		3,467	2.50		5,493	2.53		1,397	3.06		184	5.04		10,541	2.63
Asset-backed securities		813	1.84		95	2.25		157	3.00		35	2.55		1,100	2.07
Others		20	2.22		—	—		—	—		—	—		20	2.22

Total	￦	15,038	1.97%	￦	17,782	2.27%	￦	2,200	3.06%	￦	224	4.60%	￦	35,244	2.21%

Financial assets at amortized cost:
Korean treasury securities and government agencies	￦	278	2.29%	￦	1,184	3.01%	￦	73	2.65%	￦	3,555	2.18%	￦	5,090	2.39%
Debt securities issued by financial institutions		4,754	1.86		948	2.92		31	2.94		1,114	4.69		6,847	2.47
Corporate debt securities		795	3.32		1,830	3.19		628	2.74		3,690	3.09		6,943	3.11
Asset-backed securities		463	1.84		3,675	2.30		330	2.68		315	2.89		4,783	2.32
Total	￦	6,290	2.06%	￦	7,637	2.70%	￦	1,062	2.72%	￦	8,674	2.92%	￦	23,663	2.61%

Financial assets at fair value through profit or loss:(2)
Korean treasury securities and government agency securities	￦	1,052	2.17%	￦	3,268	2.46%	￦	1,182	2.44%	￦	2,421	2.84%	￦	7,923	2.53%
Debt securities issued by financial institutions		9,423	2.11		4,948	2.38		378	3.32		229	4.28		14,978	2.26
Corporate debt securities		1,778	2.49		1,985	3.01		290	3.56		48	2.97		4,101	2.82
Asset-backed securities		10	1.69		50	1.99		—	—		24	2.18		84	2.01
Others		5,626	2.09		372	2.00		370	2.97		101	2.17		6,469	2.14

Total	￦	17,889	2.14%	￦	10,623	2.51%	￦	2,220	2.82%	￦	2,823	2.93%	￦	33,555	2.37%

(1)

The weighted average yield for the portfolio represents the yield to maturity for each individual security, weighted using its carrying amount (which is the amortized cost in the case of financial assets at amortized cost and the fair value in the case of financial assets at fair value through other comprehensive income and financial assets at fair value through profit or loss).

(2)	Excludes securities with no maturities, such as puttable instruments or derivative linked securities.

Concentrations of Risk

As of December 31, 2018, we held the following securities of individual issuers where the aggregate carrying amount of those securities exceeded 10% of our stockholders’ equity at such date. As of December 31, 2018, our stockholders’ equity was ￦35,704 billion.

	Carrying Amount		Market Value
	(in billions of Won)
Name of issuer:
Korean government	￦	14,607	￦	14,965
Bank of Korea		12,751		12,752
Korea Development Bank		7,687		7,689
Korea Housing Finance Corporation		7,168		7,206
Industrial Bank of Korea		5,104		5,107

Total	￦	47,317	￦	47,719

The Korea Housing Finance Corporation is owned by the Korean government and the Bank of Korea. The Bank of Korea and Industrial Bank of Korea are controlled by the Korean government, whereas the Korea Development Bank is wholly-owned by the Korean government.

Funding

We obtain funding for our lending activities from a variety of sources, both domestic and foreign. Our principal source of funding is customer deposits. In addition, we acquire funding through long-term borrowings (comprising debentures and debts), short-term borrowings, including borrowings from the Bank of Korea, and call money.

Our primary funding strategy has been to achieve low-cost funding by increasing the average balances of low-cost retail deposits, in particular demand deposits and time deposits. We also have focused our marketing efforts on higher net worth individuals, who account for a significant portion of the assets in our retail deposit base. Customer deposits accounted for 79.7% of total funding as of December 31, 2016, 77.6% of total funding as of December 31, 2017 and 76.2% of total funding as of December 31, 2018.

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

The following table shows the average balances of our deposits and the average rates paid on our deposits for the periods indicated:

	2016			2017			2018
	Average Balance(1)		Average Rate Paid	Average Balance(1)		Average Rate Paid	Average Balance(1)		Average Rate Paid
	(in billions of Won, except percentages)
Demand deposits:
Non-interest bearing	￦	4,073	—	￦	4,114	—	￦	4,059	—
Interest bearing		97,858	0.30%		110,945	0.26%		117,267	0.30%
Time deposits		125,612	1.69		127,478	1.58		141,021	1.87
Certificates of deposit		3,387	1.65		2,863	1.57		3,045	1.90

Average total deposits	￦	230,930	1.09%	￦	245,400	0.97%	￦	265,392	1.16%

(1)	Average balances are based on daily balances for our banking, credit card and investment and securities operations and monthly or quarterly balances for our other operations.

For a description of our retail deposit products, see “—Business—Retail Banking—Deposit-Taking Activities.”

Time Deposits and Certificates of Deposit

The following table presents the remaining maturities of our time deposits and certificates of deposit which had a fixed maturity in excess of ￦100 million as of December 31, 2018:

	Time Deposits		Certificates of Deposit		Total
	(in billions of Won)
Maturing within three months	￦	28,405	￦	1,495	￦	29,900
After three but within six months		21,103		1,113		22,216
After six but within 12 months		33,682		895		34,577
After 12 months		2,638		10		2,648

Total	￦	85,828	￦	3,513	￦	89,341

Long-term borrowings

The aggregate amount of contractual maturities of all long-term borrowings (comprising debentures and debt) as of December 31, 2018 was as follows:

	As of December 31, 2018
	(in billions of Won)
Due in 2019	￦	16,346
Due in 2020		14,210
Due in 2021		9,753
Due in 2022		6,164
Due in 2023		5,219
Thereafter		3,299

Gross long-term borrowings		54,991
Fair value adjustments		(5)
Deferred financing costs		(1)
Discount		(39)

Total long-term borrowings, net	￦	54,946

Short-term borrowings

The following table presents information regarding our short-term borrowings (borrowings with an original maturity of one year or less) for the periods indicated:

	As of and for the Year Ended December 31,
	2016		2017		2018
	(in billions of Won, except percentages)
Call money:
Year-end balance	￦	2,940	￦	1,299	￦	1,081
Average balance(1)		2,576		3,405		2,189
Maximum balance(2)		3,422		3,997		3,421
Average interest rate(3)		1.06%		1.31%		1.81%
Year-end interest rate		0.08-3.30%		1.20-2.20%		1.20-2.20%
Borrowings from the Bank of Korea:(4)
Year-end balance	￦	1,644	￦	1,889	￦	1,673
Average balance(1)		1,571		1,805		1,766
Maximum balance(2)		1,714		1,935		1,868
Average interest rate(3)		0.68%		0.69%		0.70%
Year-end interest rate		0.50-0.75%		0.50-0.75%		0.50-0.75%
Other short-term borrowings:(5)
Year-end balance	￦	17,283	￦	22,632	￦	28,585
Average balance(1)		10,437		20,601		25,991
Maximum balance(2)		13,727		23,436		30,195
Average interest rate(3)		0.98%		1.26%		1.65%
Year-end interest rate		0.00-5.40%		0.00-7.00%		0.00-5.55%

(1)	Average balances are based on daily balances for our banking, credit card and investment and securities operations and monthly or quarterly balances for our other operations.
(2)	Maximum balances are based on month-end balances.
(3)	Average interest rates for the year are calculated by dividing the total interest expense by the average amount borrowed.
(4)

Borrowings from the Bank of Korea generally mature within one month for borrowings in Won and six months for borrowings in foreign currencies. These short-term borrowings were secured by securities totaling ￦1,961 billion as of December 31, 2018.

(5)

Other short-term borrowings include securities sold under repurchase agreement, bills sold, borrowings and debentures. Other short-term borrowings have maturities of one year or less. Securities sold under repurchase agreements were secured by securities totaling ￦9,211 billion as of December 31, 2018.

Supervision and Regulation

Principal Regulations Applicable to Financial Holding Companies

General

The Financial Holding Company Act, last amended on December 31, 2018, regulates Korean financial holding companies and their subsidiaries. The entities that regulate and supervise Korean financial holding companies and their subsidiaries are the Financial Services Commission and the Financial Supervisory Service.

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

A bank holding company, which is a financial holding company controlling banks or other financial institutions conducting banking business as prescribed in the Financial Holding Company Act, is required to maintain a total minimum consolidated capital adequacy ratio of 11.5% (including applicable additional capital buffers and requirements as described below) as of January 1, 2019. “Consolidated capital adequacy ratio” is defined as the ratio of equity capital as a percentage of risk-weighted assets on a consolidated basis, determined in accordance with the Financial Services Commission requirements that have been formulated based on Bank of International Settlements (or BIS) standards. “Equity capital,” as applicable to bank holding companies, is defined as the sum of common equity Tier I capital, additional Tier I capital and Tier II capital less any deductible items, each as defined under the Regulation on the Supervision of Financial Holding Companies. “Risk-weighted assets” is defined as the sum of credit risk-weighted assets and market risk-weighted assets.

Pursuant to amended regulations promulgated by the Financial Services Commission commencing in 2013 to implement Basel III, Korean bank holding companies were required to maintain a minimum ratio of common equity Tier I capital to risk-weighted assets of 3.5% and Tier I capital to risk-weighted assets of 4.5% from December 1, 2013, which minimum ratios were increased to 4.0% and 5.5%, respectively, from January 1, 2014 and increased further to 4.5% and 6.0%, respectively, from January 1, 2015. Such requirements are in addition to the pre-existing requirement for a minimum ratio of Tier I and Tier II capital (less any capital deductions) to risk-weighted assets of 8.0%, which remains unchanged. The amended regulations also require an additional capital conservation buffer of 1.875% in 2018 and 2.5% in 2019, as well as a potential counter-cyclical capital buffer of up to 2.5%, which is determined on a quarterly basis by the Financial Services Commission. Furthermore, we were designated as one of five domestic systemically important banks for 2018 by the Financial Services Commission and were subject to an additional capital requirement of 0.75% in 2018. In June 2018, we were again designated as a domestic systemically important bank for 2019, which would subject us to an additional capital requirement of 1.0% in 2019.

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

•	certain financial institutions whose business is related to the financial business as prescribed by the regulations of the Ministry of Economy and Finance; and

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

Restrictions on Ownership of a Financial Holding Company

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

Furthermore, in the case where a person (including Korean and foreign investors, but excluding certain persons prescribed under the Enforcement Decree of the Financial Holding Company Act) (i) acquires in excess of 4% of the total issued and outstanding voting shares of any bank holding company (other than a bank holding company controlling only regional banks), (ii) becomes the largest shareholder of such bank holding company in which such person has acquired in excess of 4% of the total issued and outstanding voting shares, (iii) changes its shareholding in such bank holding company, in which it has acquired in excess of 4% of the total issued and outstanding voting shares, by 1% or more of the total issued and outstanding voting shares of such bank holding company or (iv) is a private equity fund or an investment purpose company holding in excess of 4% of the total outstanding voting shares of a bank holding company and changes its members or shareholders, such person must file a report on such change with the Financial Services Commission (x) in case of (i) and (iii), by the last day of the month immediately following the month in which such change occurred, or (y) in case of (ii) and (iv), within ten days after the end of the month in which such change occurred.

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

The Financial Services Commission, established in April 1998, regulates commercial banks pursuant to the Bank Act, including establishing guidelines on capital adequacy of commercial banks, and promulgates regulations relating to supervision of banks. Furthermore, the Financial Services Commission regulates market entry into the banking business.

The Financial Supervisory Service, established in January 1999, is subject to the instructions and directives of the Financial Services Commission and carries out supervision and examination of commercial banks. In particular, the Financial Supervisory Service sets requirements both for the prudent control of liquidity and for capital adequacy and establishes reporting requirements pursuant to the authority delegated to it under the Financial Services Commission regulations, pursuant to which banks are required to submit annual reports on financial performance and shareholdings, regular reports on management strategy and non-performing loans, including write-offs, and management of problem companies and plans for the settlement of bad loans.

Under the Bank Act, approval to commence a commercial banking business or a long-term financing business must be obtained from the Financial Services Commission. Commercial banking business is defined as the lending of funds acquired predominantly from the acceptance of demand deposits for a period not exceeding one year or subject to the limitation established by the Financial Services Commission, for a period between one year and three years. Long-term financing business is defined as the lending, for periods in excess of one year, of funds acquired predominantly from paid-in capital, reserves or other retained earnings, the acceptance of time deposits with maturities of at least one year, or the issuance of debentures or other bonds. A bank wishing to enter into any business other than commercial banking and long-term financing businesses, such as a trust business, must obtain approval from the Financial Services Commission. Approval to merge with any other banking institution, to liquidate, spin off or close a banking business or to transfer all or a part of a business must also be obtained from the Financial Services Commission.

If the Financial Services Commission deems a bank’s financial condition to be unsound or if a bank fails to meet the applicable capital adequacy ratio set forth under Korean law, the Financial Services Commission may order:

•	admonitions or warnings with respect to its officers;

•	capital increases or reductions;

•	assignments of contractual rights and obligations relating to financial transactions;

•	a suspension of performance by its officers of their duties and the appointment of receivers;

•	disposals of property holdings or closures of subsidiaries or branch offices or downsizing;

•	stock cancelations or consolidations;

•	mergers with other financial institutions;

•	acquisition of such bank by a third party; and

•	suspensions of a part or all of its business operations for not more than six months.

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

All banks must meet minimum ratios of Tier I and Tier II capital (less any capital deductions) to risk-weighted assets, determined in accordance with Financial Services Commission requirements that have been formulated based on BIS standards. These requirements were adopted and became effective in 1996, and were amended effective January 1, 2008 upon the implementation by the Financial Supervisory Service of Basel II. Under such requirements, all domestic banks and foreign bank branches are required to meet a minimum ratio of Tier I and Tier II capital (less any capital deductions) to risk-weighted assets of 8.0%. Commencing in July 2013, the Financial Services Commission promulgated a series of amended regulations implementing Basel III, pursuant to which Korean banks and bank holding companies were required to maintain a minimum ratio of common equity Tier I capital to risk-weighted assets of 3.5% and Tier I capital to risk-weighted assets of 4.5% from December 1, 2013, which minimum ratios were increased to 4.0% and 5.5%, respectively, from January 1, 2014 and increased further to 4.5% and 6.0%, respectively, from January 1, 2015. Such requirements are in addition to the pre-existing requirement for a minimum ratio of Tier I and Tier II capital (less any capital deductions) to risk-weighted assets of 8.0%, which remains unchanged. The amended regulations also require an additional capital conservation buffer of 1.875% in 2018 and 2.5% in 2019, as well as a potential counter-cyclical capital buffer of up to 2.5%, which is determined on a quarterly basis by the Financial Services Commission.

Furthermore, we were designated as one of five domestic systemically important banks for 2018 by the Financial Services Commission and were subject to an additional capital requirement of 0.75% in 2018. In June 2018, we were again designated as a domestic systemically important bank for 2019, which would subject us to an additional capital requirement of 1.0% in 2019.

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

Liquidity

All banks are required to ensure adequate liquidity by matching the maturities of their assets and liabilities in accordance with the Regulation on the Supervision of the Banking Business. Banks may not invest an amount exceeding 100% of their Tier I and Tier II capital (less any capital deductions) in equity securities and certain other securities with a redemption period of over three years. This stipulation does not apply to Korean government bonds, Monetary Stabilization Bonds issued by the Bank of Korea or debentures and stocks referred to in items 1 and 2, respectively, of paragraph (6) of Article 11 of the Act on the Improvement of the Structure of the Financial Industry. The Financial Services Commission uses the liquidity coverage ratio (described below) as the principal liquidity risk management measure, and currently requires each Korean bank to:

•	maintain a liquidity coverage ratio (defined as the ratio of highly liquid assets to total net cash outflows over a 30-day period) of not less than 100%;

•	maintain a foreign currency liquidity coverage ratio of not less than 80%; and

•	submit monthly reports with respect to the maintenance of these ratios.

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

Restrictions on Bank Ownership

Under the Bank Act, a single shareholder and persons who have a special relationship with that shareholder generally may acquire beneficial ownership of no more than 10% of a nationwide bank’s total issued and outstanding shares with voting rights and no more than 15% of a regional bank’s total issued and outstanding shares with voting rights. The Korean government, the Korea Deposit Insurance Corporation and bank holding companies qualifying under the Financial Holding Company Act are not subject to this limit. However, pursuant to an amendment to the Bank Act which became effective on February 14, 2014, non-financial business group companies may not acquire beneficial ownership of shares of a nationwide bank in excess of 4% (or 15% in the case of a regional bank) of that bank’s outstanding voting shares, unless they satisfy certain requirements set forth by the Enforcement Decree of the Bank Act, obtain the approval of the Financial Services Commission and agree not to exercise voting rights in respect of shares in excess of the 4% limit (or the 15% limit in the case of a regional bank), in which case they may acquire beneficial ownership of up to 10% of a nationwide bank’s outstanding voting shares. Such amendment grants an exception for non-financial business group companies which, at the time of the enactment of the amended provisions, held more than 4% of the shares of a bank.

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

Laws and Regulations Governing Other Business Activities

A bank must register with the Ministry of Economy and Finance to enter the foreign exchange business, which is governed by the Foreign Exchange Transaction Act of Korea. A bank must obtain the permission of the Financial Services Commission to enter the securities business, which is governed by regulations under the Financial Investment Services and Capital Markets Act. Under these laws, a bank may engage in the foreign exchange business, securities repurchase business, governmental/public bond underwriting business and governmental bond dealing business.

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

Under the Financial Investment Services and Capital Markets Act, which became effective in February 2009, a bank with a trust business license (such as Kookmin Bank) is permitted to offer both specified money trust account products and unspecified money trust account products. Previously, banks were not permitted to offer unspecified money trust account products pursuant to the Indirect Investment Asset Management Act, which is no longer in effect following the effectiveness of the Financial Investment Services and Capital Markets Act. Due to changes in applicable regulations, new sales of pension savings trusts, a form of unspecified money trust account product, have been suspended starting in January 2018. Transactions involving existing pension savings trusts, however, are still permitted.

Credit Card Business

General

In order to enter the credit card business, a company must obtain a license from the Financial Services Commission. Credit card businesses are governed by the Specialized Credit Financial Business Act, which sets forth specific requirements with respect to the credit card business as well as generally prohibiting unsound business practices relating to the credit card business which may infringe on the rights of credit card holders or negatively affect the soundness of the credit card industry. Credit card companies, including our wholly-owned subsidiary, KB Kookmin Card Co., Ltd., are regulated by the Financial Services Commission and the Financial Supervisory Service.

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

Restrictions on Funding

Under the Specialized Credit Financial Business Act and the regulations thereunder, a credit card company must ensure that its total assets do not exceed an amount equal to six times its equity capital and that the ratio of its adjusted equity capital to its adjusted total assets is not less than 8.0%. However, if a credit card company is unable to comply with such limit upon the occurrence of unavoidable events, such as drastic changes in the domestic and global financial markets, such limit may be adjusted through a resolution of the Financial Services Commission.

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

Since an insurance company falls within the scope of a financial institution under the Act on the Structural Improvement of the Financial Industry, special provisions thereunder apply to an insurance company in the event (i) it merges with, or converts into, another financial institution, (ii) it becomes bankrupt or insolvent or is dissolved or (iii) members of its business group acquire shares of another company in excess of a certain percentage. In addition, an insurance company that offers and sells investment-type insurance products, such as variable insurance products, and manages assets under special accounts for variable insurance policies is deemed a financial investment company under the Financial Investment Services and Capital Markets Act. Such insurance company is subject to certain provisions under the Financial Investment Services and Capital Markets Act, such as regulations on the control of conflicts of interest as well as the establishment and maintenance of firewalls for asset management of special accounts related to variable insurance policies. In addition, pursuant to the Foreign Exchange Transactions Act, an insurance company is required to obtain prior approval from the Ministry of Economy and Finance, the Bank of Korea, the Financial Supervisory Service or a foreign exchange bank and may be required to file periodic reports if the company engages in any of the following: (a) a transaction involving a foreign currency; (b) a transaction with a non-resident involving either the Won or a foreign currency; (c) a transaction that requires an outgoing overseas payment; (d) a transaction that requires receipt of an overseas payment; and (e) any other transaction prescribed under the Foreign Exchange Transactions Act. Furthermore, an insurance company is required to comply with the Act on the Corporate Governance of Financial Companies.

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

Upon approval by the Financial Services Commission, a life insurance company may operate (i) a life insurance business, (ii) a pension insurance (including retirement insurance) business and (iii) type three insurance businesses, while a non-life insurance company may operate (i) various types of non-life insurance businesses (including property, marine and cargo, automobile, guarantee, reinsurance and certain other enumerated non-life insurance as designated under the Enforcement Decree of the Insurance Business Act as well as liability insurance) and (ii) type three insurance businesses.

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

The Financial Supervisory Service has announced that it plans to introduce a new regulatory solvency regime for insurance companies by 2022 based on the International Capital Standard developed by the International Association of Insurance Supervisors, which would be similar in substance to the Solvency II Directive of the European Union. The Solvency II Directive, which has been in effect in the European Union since January 1, 2016, is a comprehensive program of regulatory requirements for insurance companies, covering authorization, corporate governance, supervisory reporting, public disclosure and risk assessment and management, as well as solvency. Under the Financial Supervisory Service’s planned new solvency regime in Korea, among other things, insurance contract liabilities are expected to be measured based on market value, rather than book value, which would require a number of insurance companies in Korea with a large portfolio of high guaranteed rate of return products to obtain additional capital to meet their capital adequacy requirements. The Financial Supervisory Service has also announced its plans to implement a series of incremental changes to the calculation methodology for the risk-based capital adequacy ratio of insurance companies, as interim measures. Such changes implemented in 2017 included increasing the maximum statutory duration of insurance liabilities recognized for purposes of such calculation, as well as reducing the coefficient applied in calculating interest rate risk and adjusting the methods used to assess the risk of guaranteed benefits of variable insurance policies. The details of the new solvency regime in Korea have not yet been finalized and are likely to be further amended in the future.

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

The following chart provides an overview of our structure, including our significant subsidiaries and our ownership of such subsidiaries as of the date of this annual report:

Our largest subsidiary is Kookmin Bank, the assets of which represented approximately 74.4% of our total assets as of December 31, 2018. The following table provides summary information for our operating subsidiaries that are consolidated in our consolidated financial statements as of and for the year ended December 31, 2018, including their consolidated total assets, operating revenue, profit (loss) and total equity:

Subsidiaries	Total Assets		Operating Revenue		Profit (Loss)		Total Equity
	(in millions of Won)
Kookmin Bank	￦	356,959,258	￦	18,089,885	￦	2,259,198	￦	26,667,866
KB Securities Co., Ltd.		45,086,292		6,667,005		178,850		4,472,869
KB Insurance Co., Ltd.		34,785,551		11,977,601		262,266		3,495,845
KB Kookmin Card Co., Ltd.		20,528,951		3,045,039		286,599		3,958,671
KB Life Insurance Co., Ltd.		9,680,379		1,305,231		14,824		552,231
KB Asset Management Co., Ltd.		254,256		130,027		39,586		146,752
KB Capital Co., Ltd.		9,517,239		734,499		111,939		1,000,401
KB Savings Bank Co., Ltd.		1,388,844		85,346		11,018		201,973
KB Real Estate Trust Co., Ltd.		293,063		114,660		47,004		235,834
KB Investment Co., Ltd.		528,701		114,914		14,532		153,776
KB Credit Information Co., Ltd.		26,276		35,219		185		15,235
KB Data Systems Co., Ltd.		40,197		131,374		2,942		16,409

Further information regarding our subsidiaries is provided below:

•

Kookmin Bank was established in Korea in 2001 as a result of the merger of the former Kookmin Bank (established in 1963) and H&CB (established in 1967). Kookmin Bank provides a wide range of banking and other financial services to individuals, small- and medium-sized enterprises and large corporations in Korea. As of December 31, 2018, Kookmin Bank was one of the largest commercial banks in Korea based upon total assets (including loans) and deposits. As of December 31, 2018, Kookmin Bank had approximately 31.0 million customers, with 1,057 branches nationwide.

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

Our registered office and corporate headquarters are located at 26, Gukjegeumyung-ro 8-gil, Yeongdeungpo-gu, Seoul 07331, Korea. The following table presents information regarding certain of our properties in Korea:

Type of facility/building	Location	Area (square meters)
Registered office and corporate headquarters and Kookmin Bank headquarters	26, Gukjegeumyung-ro 8-gil, Yeongdeungpo-gu, Seoul 07331	5,354
KB Kookmin Card headquarters building	Jongno-gu, Seoul	3,923
Kookmin Bank training institute	Ilsan	207,560
Kookmin Bank training institute	Daecheon	4,158
Kookmin Bank training institute	Sokcho	15,559
Kookmin Bank training institute	Cheonan	196,649
Kookmin Bank IT center	Gangseo-gu, Seoul	13,116
Kookmin Bank IT center	Yeouido, Seoul	5,928
Kookmin Bank IT center	Yeouido, Seoul	2,006
Kookmin Bank support center	Seongbuk-gu, Seoul	9,939
KB Securities training institute	Kiheung-gu, Yongin	64,600

In addition, we entered into a land purchase agreement in March 2016 to purchase a site of approximately 4,727 square meters located in Yeouido, Seoul, on which we plan to construct a new headquarters building for Kookmin Bank (with a floor space of approximately 67,683 square meters). We anticipate that our total capital expenditures for the construction of the building, which is scheduled to be completed in 2020, will amount to approximately ￦425 billion, of which an aggregate amount of ￦171 billion was incurred as of December 31, 2018. We also entered into a land purchase agreement in August 2016 to purchase a site of approximately 13,144 square meters located in Gimpo, in the outskirts of Seoul, in order to construct a new IT center for Kookmin Bank (with a floor space of approximately 40,232 square meters). We anticipate that our total capital expenditures for the construction of the IT center, which is scheduled to be completed in 2019, will amount to approximately ￦229 billion, of which an aggregate amount of ￦78 billion was incurred as of December 31, 2018.

As of December 31, 2018, we had a countrywide network of 1,057 banking branches and sub-branches, as well as 520 branches and sub-branches and 58 representative offices for our other operations including our credit card, securities brokerage, insurance and consumer finance businesses. Approximately one-quarter of these facilities are housed in buildings owned by us, while the remaining branches are leased properties. Lease terms are generally from two to three years and seldom exceed five years. We have subsidiaries in Cambodia, Singapore, Hong Kong, China, Myanmar, Vietnam, Laos, Indonesia and the United States. We also have branches of Kookmin Bank in Tokyo in Japan, Auckland in New Zealand, New York in the United States, London in the United Kingdom, Ho Chi Minh City in Vietnam and Hong Kong, branches of Kookmin Bank Cambodia PLC in Toul Kork, Toul Tom Pounh, Tuek Thla, Stueng Meanchey and Chbar Ampov in Cambodia, branches of KB Microfinance Myanmar Co., Ltd. in Hlaingtharya, Shwepyithar, Thanlyin, Pyinmana, Twantay, Magway and Thaketa in Myanmar, branches of Kookmin Bank (China) Ltd. in Beijing, Guangzhou, Harbin, Shanghai and Suzhou in China, branches of KB Securities Vietnam Joint Stock Company in Hanoi and Ho Chi Minh City in Vietnam, a branch of Kookmin Best Insurance Co., Ltd. in New Jersey in the United States, a branch of LIG Insurance (China) Co., Ltd. in Guangzhou in China and branches of PT. KB Insurance Indonesia in Kebon Jeruk and Jayakarta in Indonesia. Kookmin Bank International Ltd., previously one of our operating subsidiaries, was converted to a branch in May 2018. We also have representative offices of Kookmin Bank in Gurgaon in India, Yangon in Myanmar and Hanoi in Vietnam, a representative office of KB Securities in Shanghai in China, a representative office of KB Kookmin Card in Yangon in Myanmar and liaison offices of KB Insurance in Los Angeles in the United States and in Hanoi and Ho Chi Minh City in Vietnam. We do not own any material properties outside of Korea.

The net carrying amount of all the properties owned by us at December 31, 2018 was ￦3,762 billion.

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

Trends in the Korean Economy

Our financial position and results of operations have been and will continue to be significantly affected by financial and economic conditions in Korea. In recent years, commercial banks, consumer finance companies and other financial institutions in Korea have made significant investments and engaged in aggressive marketing in retail lending (including mortgage and home equity loans), leading to substantially increased competition in this segment. From the second half of 2016 to 2018, the Korean government introduced various measures to tighten regulations on mortgage lending and housing subscription in response to the rapid growth in consumer debt and concerns over speculative investments in real estate in certain areas. Notwithstanding such measures, demand for residential property in certain areas, including Seoul, has continued to increase, and our portfolio of retail loans increased from ￦134,956 billion as of December 31, 2016 to ￦146,150 billion as of December 31, 2017 and ￦158,761 billion as of December 31, 2018. Nevertheless, a decrease in housing prices as a result of the implementation of such measures, together with the high level of consumer debt and rising interest rate levels, could result in declines in consumer spending and reduced economic growth, which may lead to increases in delinquency levels of our portfolio of retail loans. In 2018, we recorded charge-offs of ￦381 billion and reversal of provisions for loan losses of ￦270 billion in respect of our retail loan portfolio, compared to charge-offs of ￦342 billion and provision for loan losses of ￦233 billion in 2017 and charge-offs of ￦295 billion and provision for loan losses of ￦82 billion in 2016. See “Item 3.D. Risk Factors—Risks relating to our retail credit portfolio.”

Our loans to small- and medium-sized enterprises increased from ￦86,065 billion as of December 31, 2016 to ￦106,015 billion as of December 31, 2018. Substantial growth in lending in Korea to small- and medium-sized enterprises in recent years, and financial difficulties experienced by such enterprises as a result of, among other things, adverse changes in economic conditions in Korea and globally, may lead to increasing delinquencies and a deterioration in overall asset quality in the credit exposures of Korean banks to small- and medium-sized enterprises. In 2018, we recorded charge-offs of ￦35 billion in respect of our loans to small- and medium-sized enterprises, compared to charge-offs of ￦308 billion in 2017 and ￦467 billion in 2016. See “Item 3.D. Risk Factors—Risks relating to our small- and medium-sized enterprise loan portfolio—We have significant exposure to small- and medium-sized enterprises, and any financial difficulties experienced by these customers may result in a deterioration of our asset quality and have an adverse impact on us.”

The Korean economy is closely tied to, and is affected by developments in, the global economy. The overall prospects for the Korean and global economy remain uncertain. In recent years, the global financial markets have experienced significant volatility as a result of, among other things:

•	a deterioration in economic and trade relations between the United States and its major trading partners, including China;

•	uncertainty regarding the timing and method of Brexit;

•	financial and social difficulties affecting many countries worldwide, in particular in Latin America and Europe;

•	the slowdown of economic growth in China and other major emerging market economies;

•	interest rate fluctuations as well as the possibility of further increases in policy rates by the U.S. Federal Reserve and other central banks; and

•	political and social instability in various countries in the Middle East, including Syria, Iraq and Yemen.

In addition, the global economy faces a number of uncertainties in 2019, including due to the possibility of higher inflation pressures in the United States and elsewhere, which may lead to corrections in the global financial markets, and credit risks arising from yield-seeking investors increasing their exposure to lower-rated corporate and sovereign borrowers, as well as escalations in trade protectionism globally and geopolitical tensions in East Asia and the Middle East. In light of the high level of interdependence of the global economy, unfavorable changes in the global financial markets, including as a result of any of the foregoing developments, could have a material adverse effect on the Korean economy and financial markets, and in turn on our business, financial condition and results of operations.

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

As a result of uncertain conditions in the Korean and global economies and financial markets, as well as factors such as fluctuations in oil and commodity prices, interest and exchange rate fluctuations, higher unemployment, lower consumer confidence, stock market volatility, potential tightening of fiscal and monetary policies and continued tensions with North Korea, the economic outlook for the financial services sector in Korea in 2019 and for the foreseeable future remains uncertain.

Acquisitions

In recent years, we have engaged in a number of acquisitions, which have affected, and may continue to affect, our results of operations and their comparability from period to period.

In March 2014, we acquired 52.02% of the outstanding shares of Woori Financial Co., Ltd., a publicly listed Korean consumer finance company, from Woori Finance Holdings Co., Ltd. for ￦280 billion, and subsequently renamed the entity KB Capital Co., Ltd. As a result, KB Capital became a consolidated subsidiary. We conducted a tender offer in May 2017, through which we acquired 5,949,300 shares of KB Capital at ￦27,500 per share, increasing our shareholding in KB Capital to 79.70%. We subsequently acquired the remaining outstanding shares of KB Capital in exchange for 2,269,057 shares of common stock of our company through a comprehensive stock swap effected in July 2017, as a result of which KB Capital became a wholly-owned subsidiary. As of December 31, 2018, KB Capital had total assets of ￦9,517 billion and total equity of ￦1,000 billion, and in 2018, its total revenues amounted to ￦734 billion and its profit for the year amounted to ￦112 billion.

In June 2015, we acquired 19.47% of the outstanding shares of LIG Insurance Co., Ltd., a publicly listed Korean non-life insurance company, from a group of individual shareholders for ￦651 billion, and subsequently renamed the entity KB Insurance Co., Ltd. In November 2015, we increased our shareholding in KB Insurance to 33.29% by acquiring its treasury shares for ￦231 billion, and in December 2016, we further increased our shareholding to 39.81% by purchasing new shares of KB Insurance for ￦171 billion in a rights offering. Subsequently, through a tender offer conducted in May 2017, we acquired 36,237,649 shares of KB Insurance at ￦33,000 per share, increasing our shareholding to 94.30%, as a result of which KB Insurance became a consolidated subsidiary. In July 2017, we effected a comprehensive stock swap to acquire the remaining outstanding shares of KB Insurance in exchange for 2,170,943 shares of common stock of our company, as a result of which KB Insurance became a wholly-owned subsidiary. In connection with our acquisition of additional shares of KB Insurance in May 2017, we recognized ￦2,434 billion of intangible assets, consisting mainly of the value of business acquired, which represents the difference between the fair value of KB Insurance’s insurance contract liabilities acquired and their book value as of the acquisition date. The value of business acquired is amortized over an estimated useful life of 60 years using the declining balance method, and the related amortization expense is recorded as part of our insurance expense. See Notes 3.10 and 15 of the notes to our consolidated financial statements included elsewhere in this annual report. As of December 31, 2018, KB Insurance had total assets of ￦34,786 billion and total equity of ￦3,496 billion, and in 2018, its total revenues amounted to ￦11,978 billion and its profit for the year amounted to ￦262 billion.

In addition, in May 2016, we acquired 22.56% of the outstanding shares of Hyundai Securities Co., Ltd., a publicly listed Korean securities firm, from Hyundai Merchant Marine Co., Ltd. and other shareholders for ￦1,242 billion, and further increased our shareholding in Hyundai Securities to 29.62% in June 2016 by acquiring treasury shares of Hyundai Securities for ￦107 billion. In October 2016, we increased our shareholding in Hyundai Securities to 100% by effecting a comprehensive stock swap of the outstanding shares of Hyundai Securities for 31,759,844 newly issued shares of common stock of our company, as a result of which Hyundai Securities became a consolidated subsidiary. In connection with such comprehensive stock swap, we recognized gains on bargain purchase of ￦629 billion, representing the excess of the total identifiable net assets of Hyundai Securities over the total consideration transferred (consisting of the sum of the fair value of our holdings of Hyundai Securities shares at the time of the comprehensive stock swap and the value of our common shares issued in the comprehensive stock swap), which was recorded as part of our non-operating income for 2016. Following such transaction, we merged an existing subsidiary, KB Investment & Securities, with and into Hyundai Securities in December 2016 and changed the name of the surviving entity to KB Securities Co., Ltd. As of December 31, 2018, KB Securities had total assets of ￦45,086 billion and total equity of ￦4,473 billion, and in 2018, its total revenues amounted to ￦6,667 billion and its profit for the year amounted to ￦179 billion.

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

	June 30, 2014		Dec. 31, 2014		June 30, 2015		Dec. 31, 2015		June 30, 2016		Dec. 30, 2016		June 30, 2017		Dec. 28, 2017		June 30, 2018		Dec. 31, 2018
KOSPI		2,002.21		1,915.59 (4)		2,074.20		1,961.31 (5)		1,970.35		2,026.46 (6)		2,391.79		2,467.49 (7)		2,326.13		2,041.04 (8)
￦/US$ exchange rates(1)	￦	1,011.6	￦	1,090.9	￦	1,117.3	￦	1,169.3	￦	1,154.2	￦	1,203.7	￦	1,143.8	￦	1,067.4	￦	1,111.8	￦	1,112.9
Corporate bond rates(2)		3.42%		2.87%		2.51%		2.64%		2.26%		2.79%		2.84%		3.08%		2.93%		2.58%
Treasury bond rates(3)		2.68%		2.10%		1.79%		1.66%		1.25%		1.64%		1.70%		2.10%		2.12%		1.82%

(1)	Represents the noon buying rate on the dates indicated.
(2)	Measured by the yield on three-year Korean corporate bonds rated as A+ by the Korean credit rating agencies.
(3)	Measured by the yield on three-year treasury bonds issued by the Ministry of Economy and Finance of Korea.
(4)	As of December 30, 2014, the last day of trading for the KRX KOSPI Market in 2014.
(5)	As of December 30, 2015, the last day of trading for the KRX KOSPI Market in 2015.
(6)	As of December 29, 2016, the last day of trading for the KRX KOSPI Market in 2016.
(7)	As of December 28, 2017, the last day of trading for the KRX KOSPI Market in 2017.
(8)	As of December 31, 2018, the last day of trading for the KRX KOSPI Market in 2018.

Changes in Accounting Policies

Adoption of IFRS 9

IFRS 9, issued by the IASB in July 2014, is a new IFRS accounting standard aimed at improving and simplifying the accounting treatment of financial instruments and is effective for annual periods beginning on or after January 1, 2018. IFRS 9, which replaces IAS 39, requires all financial assets to be classified and measured on the basis of an entity’s business model for managing financial assets and the contractual cash flow characteristics of the financial assets. A new impairment model is introduced which requires recording of allowance for credit losses based on expected credit losses instead of incurred losses (as was the case under IAS 39), and recognition of any subsequent changes in expected credit losses in profit or loss. Also, hedge accounting rules are amended to allow more hedging instruments and hedged items to qualify for hedge accounting. The impact on our financial statements due to the application of IFRS 9 depends on judgments made by us in applying the new standard, the nature of financial instruments held by us and macroeconomic variables.

We have applied IFRS 9 in our consolidated financial statements as of and for the year ended December 31, 2018 included elsewhere in this annual report. As permitted by the transition rules of IFRS 9, our consolidated financial statements as of and for the years ended December 31, 2016 and 2017 included elsewhere in this annual report have not been restated to retroactively apply IFRS 9.

The classification of financial assets in accordance with IAS 39 and IFRS 9 as of January 1, 2018 is as follows:

Classification according to IAS 39 (as of December 31, 2017)(1)			Classification according to IFRS 9 (as of January 1, 2018)(1)
(in billions of Won)			(in billions of Won)
Cash and due from financial institutions	￦	19,818	Financial assets at amortized cost	￦	17,021
			Financial assets at fair value through profit or loss		2,783

Financial assets held for trading: debt securities		25,168	Financial assets at fair value through profit or loss		32,227
Financial assets held for trading: equity securities		4,935
Financial assets held for trading: others		74
Financial assets designated at fair value through profit or loss(2)		2,050

Derivative financial instruments held for trading		2,998	Derivative financial instruments held for trading		2,954
Derivative instruments designated for hedging		312	Derivative instruments designated for hedging		312

Loans		290,123	Financial assets at amortized cost		288,970
			Financial assets at fair value through profit or loss		629

Available-for-sale financial assets: debt securities		38,959	Financial assets at fair value through other comprehensive income		33,612
			Financial assets at fair value through profit or loss		2,512
			Financial assets at amortized cost		2,840

Available-for-sale financial assets: equity securities		9,157	Financial assets at fair value through other comprehensive income		2,368
			Financial assets at fair value through profit or loss		6,801

Held-to-maturity financial assets		18,492	Financial assets at amortized cost		18,222
			Financial assets at fair value through profit or loss		270

Other financial assets		10,195	Financial assets at amortized cost		10,188

	￦	422,281		￦	421,709

(1)	Net of allowance.
(2)

Financial assets amounting to ￦2,050 billion under IAS 39, which were classified as financial assets designated at fair value through profit or loss prior to January 1, 2018, have been reclassified as financial assets at fair value through profit or loss by applying IFRS 9 without the designation of fair value option.

For additional information regarding IFRS 9 and the impact of its application to our consolidated financial statements, see Notes 2.1 and 45 of the notes to our consolidated financial statements.

Among other things, the application of IFRS 9 resulted in a one-off increase of ￦544 billion in our allowance for credit losses (and related decreases within our retained earnings) in the opening balances as of January 1, 2018 for our consolidated statement of financial position. The application of IFRS 9 may continue to result in higher impairment loss allowances that are recognized earlier, on a forward-looking basis and on a broader scope of financial instruments than was the case under IAS 39. In addition, the move from incurred to expected credit losses will have the potential to impact our performance under stressed economic conditions. Measurement requires increased complexity in our impairment modelling as it involves a greater degree of management judgment with respect to forward-looking information. We expect that impairment charges will tend to be more volatile as a result.

Presentation of Interest Income from Financial Assets at Fair Value through Profit or Loss

Prior to 2018, we recorded interest income from financial assets at fair value through profit or loss as part of net gains (losses) on financial assets/liabilities at fair value through profit or loss in our consolidated statements of comprehensive income. Pursuant to a change in our accounting policies which became effective as of January 1, 2018, commencing in such year, we record interest income from financial assets at fair value through profit or loss as part of interest income in our statements of comprehensive income. Interest income from financial assets at fair value through profit or loss for the years ended December 2016 and 2017 has been reclassified accordingly in our consolidated financial statements included elsewhere in this annual report.

For additional information regarding such change in our accounting policies, see Note 2.1 of the notes to our consolidated financial statements.

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

We have established our allowance for loan losses as of December 31, 2018 in accordance with IFRS 9 and as of December 31, 2016 and 2017 in accordance with IAS 39. See “—Overview—Changes in Accounting Standards—Adoption of IFRS 9.”

Our accounting policies under IFRS 9 for losses arising from the impairment of loans and allowances for loan losses are described in Note 3.6 of the notes to our consolidated financial statements. The new impairment model under IFRS 9 requires recording of allowance for credit losses based on expected losses instead of incurred losses (as was the case under IAS 39), and recognition of any subsequent changes in expected credit losses in profit or loss. Under IFRS 9, the allowance required to be established with respect to a loan or receivable is the amount of the 12-month expected credit loss or the lifetime expected credit loss for the applicable loan or receivable, according to the three stages of credit risk deterioration since initial recognition, as follows:

•

Stage 1 (loans and receivables for which credit risk has not significantly increased since initial recognition): the allowance for credit losses must cover expected credit losses due to possible defaults on the relevant loan or receivable within a 12-month period from the reporting date.

•

Stage 2 (loans and receivables for which credit risk has significantly increased since initial recognition): the allowance for credit losses must cover expected credit losses from all possible defaults during the expected lifetime of the relevant loan or receivable.

•

Stage 3 (credit-impaired loans and receivables): the allowance for credit losses must cover expected credit losses from all possible defaults during the expected lifetime of the relevant loan or receivable.

At the end of every reporting period, we evaluate whether the credit risk with respect to our loans and receivables, after taking into account forward-looking information, has significantly increased since the date of their initial recognition. We distinguish between loans and receivables that are individually significant (which we assess on an individual basis) and those that are not (which we assess collectively based on homogeneous credit risk profiles) in performing such evaluation, and consider factors such as the following as indicators of a significant increase in credit risk:

•	payment obligations that are more than 30 days past due;

•	a decline in the borrower’s credit rating in excess of certain levels as compared to that at initial recognition;

•	a decline in ratings below certain levels in our early warning system;

•	the occurrence of a debt restructuring (except for impaired financial assets); and

•	publication of credit delinquency information regarding the borrower by the Korea Federation of Banks or certain other sources.

Expected credit losses are a probability-weighted estimate of credit losses (i.e., the present value of all cash shortfalls) over the expected life of the loan or receivable. We measure expected credit losses by reflecting supportable information that is reasonably available at the reporting date without undue cost or effort, including information about past events, current conditions and forecasts of future economic conditions.

Our consolidated financial statements for the year ended December 31, 2018 included a total allowance for credit losses of ￦2,610 billion as of that date. Our total loan charge-offs, net of recoveries, amounted to ￦651 billion, and we recorded provisions for credit losses of ￦653 billion in 2018.

We believe that the accounting estimates related to impairment of loans and receivables and our allowance for credit losses are a “critical accounting policy” because: (1) they are highly susceptible to change from period to period based on our estimates of expected credit losses relating to our loan portfolio; and (2) any significant difference between expected credit losses on loans and receivables (as reflected in our allowance for credit losses) and actual losses on loans and receivables could require us to record additional provisions for credit losses or charge-offs which, if significant, could have a material impact on our profit. Our estimates of expected credit losses require significant management judgment regarding matters such as the significance of changes in credit risk and probability of default since initial recognition. Actual losses have fluctuated in the past and are expected to continue to do so, based on a variety of factors.

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

Our consolidated financial statements for the year ended December 31, 2018 included financial assets measured at fair value using a valuation technique of ￦68,307 billion, representing 75.1% of total financial assets measured at fair value, and financial liabilities measured at fair value using a valuation technique of ￦14,925 billion, representing 81.9% of total financial liabilities measured at fair value. As used herein, the fair value using a valuation technique means the fair value at Level 2 and Level 3 in the fair value hierarchy.

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

Our consolidated financial statements for the year ended December 31, 2018 included deferred income tax assets and liabilities of ￦4 billion and ￦493 billion, respectively, as of that date, after offsetting of ￦1,558 billion of deferred income tax liabilities and assets.

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

Results of Operations

Net Interest Income

The following table shows, for the periods indicated, the principal components of our net interest income:

	Year Ended December 31,						Percentage Change
	2016		2017		2018		2017/2016		2018/2017
	(in billions of Won, except percentages)						(%)
Interest income
Deposits at amortized cost(1)	￦	—	￦	—	￦	109	N/A	(5)	N/A	(5)
Due from financial institutions (IAS 39)(1)		111		126		—	13.5%		N/A	(5)
Financial assets at fair value through profit or loss(2)		—		—		749	N/A	(5)	N/A	(5)
Financial assets at fair value through profit or loss (IAS 39)		313		537		—	71.6		N/A	(5)
Loans		—		—		11,552	N/A	(5)	N/A	(5)
Loans (IAS 39)		9,021		10,096		—	11.9		N/A	(5)
Financial investments (debt securities)(3)		—		—		1,325	N/A	(5)	N/A	(5)
Financial investments (debt securities) (IAS 39)(3)		890		1,160		—	30.3		N/A	(5)

Total interest income		10,335		11,919		13,735	15.3		15.2

Interest expense
Deposits		2,477		2,345		3,042	(5.3)		29.7
Debts		289		446		639	54.3		43.3
Debentures		853		880		1,149	3.2		30.6

Total interest expense		3,619		3,672		4,830	1.5		31.5

Net interest income	￦	6,716	￦	8,247	￦	8,905	22.8		8.0

Net interest margin(4)		2.13%		2.27%		2.23%

(1)	Consists of cash and interest earning deposits in other banks.
(2)

Includes deposits and loans at fair value through profit or loss. For information on interest income arising from such financial instruments, see Note 27 of the notes to our consolidated financial statements included elsewhere in this annual report.

(3)

Consists of our financial assets at fair value through other comprehensive income and at amortized cost (or our available-for-sale and held to maturity financial asset) portfolios. For 2018 only, includes loans at fair value through other comprehensive income. For information on interest income arising from such financial instruments, see Note 27 of the notes to our consolidated financial statements included elsewhere in this annual report.

(4)	The ratio of net interest income to average interest earning assets. See “Item 3.A. Selected Financial Data—Profitability ratios and other data.”
(5)	“N/A” means not applicable.

Comparison of 2018 to 2017

Interest income. Interest income increased 15.2% from ￦11,919 billion in 2017 to ￦13,735 billion in 2018, primarily as a result of a 14.4% increase in interest on loans, which was enhanced by a 39.3% increase in interest on financial assets at fair value through profit or loss and a 14.3% increase in interest on financial investments. The average volume of our interest earning assets increased 10.0% from ￦363,203 billion in 2017 to ￦399,368 billion in 2018, principally due to growth in our loan and financial investments portfolios. The effect of this increase was enhanced by a 16 basis point increase in the average yields on our interest earning assets from 3.28% in 2017 to 3.44% in 2018, which mainly reflected an increase in the general level of interest rates in Korea in 2018 compared to 2017.

A substantial majority of loans that were previously classified as “loans” under IAS 39 are classified since 2018 as “loans at amortized cost” under IFRS 9, while a small portion of loans that were previously classified as “loans” under IAS 39 are classified since 2018 as “financial assets at fair value through profit or loss” or

“financial investments (debt securities).” See “—Overview—Changes in Accounting Policies—Adoption of IFRS 9.” The 14.4% increase in interest on loans from ￦10,096 billion in 2017 to ￦11,552 billion in 2018 was primarily the result of:

•

a 9.7% increase in the average volume of corporate loans from ￦123,004 billion in 2017 to ￦134,938 billion in 2018, which was enhanced by a 9 basis point increase in the average yields on such loans from 3.22% in 2017 to 3.31% in 2018;

•

a 13.0% increase in the average volume of other consumer loans from ￦46,325 billion in 2017 to ￦52,333 billion in 2018, which was enhanced by a 19 basis point increase in the average yields on such loans from 4.57% in 2017 to 4.76% in 2018;

•

a 27 basis point increase in the average yields on mortgage loans from 2.76% in 2017 to 3.03% in 2018, which was enhanced by an 8.0% increase in the average volume of such loans from ￦60,944 billion in 2017 to ￦65,799 billion in 2018; and

•

a 12.4% increase in the average volume of credit card receivables from ￦14,881 billion in 2017 to ￦16,725 billion in 2018, which was partially offset by a 16 basis point decrease in the average yields on such receivables from 8.45% in 2017 to 8.29% in 2018.

The increase in the average volumes of corporate loans, other consumer loans and mortgage loans was mainly due to increased demand from borrowers in anticipation of further increases in the general level of interest rates in Korea, as well as the full-year effect of the addition of such loans of KB Insurance (which became a consolidated subsidiary in May 2017) to our loan portfolio. The increase in the average volume of credit card receivables was attributable primarily to an increase in the number of credit cards issued, as well as in the use of credit cards by our customers. The average yields on corporate loans, other consumer loans and mortgage loans increased mainly as a result of the increase in the general level of interest rates in Korea in 2018 compared to 2017, while the average yields on credit card receivables decreased primarily due to a decrease in the maximum interest rates allowed by the Korean government to be charged by credit card issuers on their credit card receivables, as well as our launch of lower interest rate credit card loan products in the second half of 2018.

Overall, the average volume of our loans increased 8.9% from ￦281,538 billion in 2017 to ￦306,710 billion in 2018, while the average yields on our loans increased by 18 basis points from 3.59% in 2017 to 3.77% in 2018.

Interest on financial assets at fair value through profit or loss under IFRS 9, compared to interest on financial assets at fair value through profit or loss under IAS 39, increased 39.3% from ￦537 billion in 2017 to ￦748 billion in 2018, primarily due to a 21.8% increase in the average volume of such financial assets from ￦22,908 billion in 2017 to ￦27,911 billion in 2018, which was enhanced by a 34 basis point increase in the average yields on such financial assets from 2.34% in 2017 to 2.68% in 2018. The increase in the average volume of such financial assets was principally due to an increase in the volume of such financial assets held by KB Securities and, to a lesser extent, the full-year effect of the addition of such financial assets of KB Insurance commencing in May 2017 to our financial assets at fair value through profit or loss portfolio. The increase in the average yields on such financial assets mainly reflected the higher interest rate environment in Korea in 2018 compared to 2017.

Our financial investments portfolio consists of financial assets at fair value through other comprehensive income (or available-for-sale financial assets) and financial assets at amortized cost (or held-to-maturity financial assets), including debt securities issued by government-owned or -controlled enterprises or financial institutions and debt securities issued by Korean banks and other financial institutions. A substantial majority of financial investments that were previously classified as “available-for-sale financial assets” under IAS 39 are classified since 2018 as “financial assets at fair value through other comprehensive income” under IFRS 9, while a small portion of financial investments that were previously classified as “available-for-sale financial assets” under IAS 39 are classified since 2018 as “financial assets at fair value through profit or loss” or “financial assets at amortized cost” under IFRS 9. A substantial majority of financial investments that were previously classified as “held-to-maturity financial assets” under IAS 39 are classified since 2018 as “financial assets at amortized cost” under IFRS 9, while a small portion of financial investments that were previously classified as “held-to-maturity financial assets” under IAS 39 are classified since 2018 as “financial assets at fair value through profit or loss” under IFRS 9. See “—Overview—Changes in Accounting Policies—Adoption of IFRS 9.” Interest on financial investments under IFRS 9, compared to interest on financial investments under IAS 39, increased 14.2% from ￦1,160 billion in 2017 to ￦1,325 billion in 2018, primarily due to a 15.2% increase in the average volume of such financial investments from ￦49,137 billion in 2017 to ￦56,585 billion in 2018, which was offset in part by a 2 basis point decrease in the average yields on such financial investments from 2.36% in 2017 to 2.34% in 2018. The increase in the average volume of such financial investments was principally due to the full-year effect of the addition of such financial investments of KB Insurance commencing in May 2017 to our financial investments portfolio. The decrease in the average yields on such financial investments mainly reflected a general decrease in the interest rates applicable to such financial investments in Korea commencing in the second half of 2018.

Interest expense. Interest expense increased 31.5% from ￦3,672 billion in 2017 to ￦4,830 billion in 2018 primarily due to a 29.7% increase in interest expense on deposits, which was enhanced by a 30.6% increase in interest expense on debentures and a 43.3% increase in the interest on debts. The average cost of interest bearing liabilities increased by 22 basis points from 1.17% in 2017 to 1.39% in 2018, which was driven mainly by an increase in the general level of interest rates in Korea in 2018 compared to 2017. The effect of this increase was enhanced by a 10.5% increase in the average volume of interest bearing liabilities from ￦314,118 billion in 2017 to ￦347,045 billion in 2018, which principally reflected increases in the average volumes of deposits and debentures.

The 29.7% increase in interest expense on deposits from ￦2,345 billion in 2017 to ￦3,042 billion in 2018 was primarily due to a 29 basis point increase in the average cost of time deposits from 1.58% in 2017 to 1.87% in 2018, which was enhanced by a 10.6% increase in the average volume of such deposits from ￦127,478 billion in 2017 to ￦141,021 billion in 2018. The increase in the average cost of time deposits mainly reflected the higher interest rate environment in Korea in 2018 compared to 2017. The increase in the average volume of time deposits was principally due to customers’ continuing preference for low-risk products and institutions in Korea in light of the continuing uncertainty in financial markets in 2018. Overall, the average cost of our deposits increased by 19 basis points from 0.97% in 2017 to 1.16% in 2018, while the average volume of our deposits increased 8.3% from ￦241,286 billion in 2017 to ￦261,333 billion in 2018.

The 30.6% increase in interest expense on debentures from ￦880 billion in 2017 to ￦1,149 billion in 2018 was primarily due to a 21.1% increase in the average volume of debentures from ￦39,767 billion in 2017 to ￦48,147 billion in 2018, which was enhanced by a 17 basis point increase in the average cost of debentures from 2.22% in 2017 to 2.39% in 2018. The increase in the average volume of debentures was principally due to our increased use of debentures to meet our funding needs. The increase in the average cost of debentures mainly reflected the higher interest rate environment in Korea in 2018 compared to 2017.

The 43.3% increase in interest expense on debts from ￦446 billion in 2017 to ￦639 billion in 2018 was principally attributable to a 35 basis point increase in the average cost of debts from 1.35% in 2017 to 1.70% in 2018, which was enhanced by a 13.6% increase in the average volume of debts from ￦33,065 billion in 2017 to ￦37,565 billion in 2018. The increase in the average cost of debts mainly reflected the higher interest rate environment in Korea in 2018 compared to 2017, while the increase in the average volume of debts was primarily due to our increased use of debts to meet our funding needs.

Net interest margin. Net interest margin represents the ratio of net interest income to average interest earning assets. Our overall net interest margin decreased from 2.27% in 2017 to 2.23% in 2018, as an 8.0% increase in our net interest income from ￦8,247 billion in 2017 to ￦8,905 billion in 2018 was outpaced by a 10.0% increase in the average volume of our interest earnings assets from ￦363,203 billion in 2017 to

￦399,368 billion in 2018. The growth in average interest earning assets outpaced a 10.5% increase in average interest bearing liabilities from ￦314,118 billion in 2017 to ￦347,045 billion in 2018, while the increase in interest income outpaced an increase in interest expense, resulting in an increase in net interest income. However, our net interest spread, which represents the difference between the average yield on our interest earning assets and the average cost of our interest bearing liabilities, decreased from 2.11% in 2017 to 2.05% in 2018. The decrease in our net interest spread reflected a larger increase in the average cost of our interest bearing liabilities, relative to the increase in the average yield of our interest earning assets, primarily due to the earlier adjustment of interest rates on interest earning assets compared to interest rates on interest bearing liabilities in the context of general interest rate levels in Korea which increased commencing in the second half of 2017 but started to decrease in the second half of 2018.

Comparison of 2017 to 2016

Interest income. Interest income increased 15.3% from ￦10,335 billion in 2016 to ￦11,919 billion in 2017, primarily as a result of an 11.9% increase in interest on loans, as well as a 30.3% increase in interest on financial investments and a 71.6% increase in interest on financial assets at fair value through profit or loss. The average volume of our interest earning assets increased 15.4% from ￦314,747 billion in 2016 to ￦363,203 billion in 2017, principally due to growth in our loan and financial investments portfolios. The average yields on our interest earning assets remained constant at 3.28% as an increase in interest rates for loans commencing in the second half of 2017 was offset by the effects of a decrease in the general level of interest rates in Korea in 2017 compared to 2016.

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

•

a 9.5% increase in the average volume of mortgage loans from ￦55,638 billion in 2016 to ￦60,944 billion in 2017, which was enhanced by a 2 basis point increase in the average yields on such loans from 2.74% in 2016 to 2.76% in 2017; and

•

a 16.0% increase in the average volume of credit card receivables from ￦12,827 billion in 2016 to ￦14,881 billion in 2017, which was partially offset by a 31 basis point decrease in the average yields on such receivables from 8.76% in 2016 to 8.45% in 2017.

The increase in the average volume of corporate loans mainly reflected our increased marketing efforts and increased demand for such loans from corporate borrowers in Korea, as well as the addition of the corporate loans of KB Insurance (which became a consolidated subsidiary in May 2017) to our corporate loan portfolio. The increase in the average volume of other consumer loans and mortgage loans mainly reflected higher demand for such loans among consumers in Korea, as well as the addition of the other consumer loans (including policy loans) and mortgage loans of KB Insurance commencing in May 2017, and the full-year effect of the addition of the other consumer loans (including margin loans) of Hyundai Securities (which became a consolidated subsidiary in October 2016), to our other consumer and mortgage loan portfolios. The increase in the average volume of credit card receivables was attributable primarily to an increase in the number of credit cards issued, as well as in the use of credit cards by our customers. The average yields on corporate loans and mortgage loans increased mainly as a result of an increase in interest rates for such loans in Korea commencing in the second half of 2017, while the average yields on other consumer loans and credit card receivables decreased primarily due to a decrease in the general level of interest rates in Korea in 2017 compared to 2016.

Overall, the average yields on our loans increased by 9 basis points from 3.50% in 2016 to 3.59% in 2017, while the average volume of our loans increased 9.3% from ￦257,687 billion in 2016 to ￦281,538 billion in 2017.

The 30.3% increase in interest on financial investments from ￦890 billion in 2016 to ￦1,160 billion in 2017 was primarily the result of a 40.9% increase in the average volume of financial investments from ￦34,868 billion in 2016 to ￦49,137 billion in 2017, which was partially offset by a 19 basis point decrease in average yields on financial investments from 2.55% in 2016 to 2.36% in 2017. The increase in the average volume of financial investments was principally due to the addition of the financial investments of KB Insurance commencing in May 2017, and the full-year effect of the addition of the financial investments of Hyundai Securities commencing in October 2016, to our financial investments portfolio. The decrease in average yields on financial investments mainly reflected the lower interest rate environment in Korea in 2017 compared to 2016.

The 71.6% increase in interest on financial assets at fair value through profit or loss from ￦313 billion in 2016 to ￦537 billion in 2017 was primarily the result of a 68.9% increase in the average volume of such financial assets from ￦13,562 billion in 2016 to ￦22,908 billion in 2017, which was enhanced by a 3 basis point increase in average yields on such financial assets from 2.31% in 2016 to 2.34% in 2017. The increase in the average volume of such financial assets was principally due to the full-year effect of the addition of such financial assets of Hyundai Securities commencing in October 2016 to our financial assets at fair value through profit or loss portfolio. The increase in average yields on such financial assets mainly reflected an increase in interest rates for such financial assets in Korea commencing in the second half of 2017.

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

The 5.3% decrease in interest expense on deposits from ￦2,477 billion in 2016 to ￦2,345 billion in 2017 was primarily due to an 11 basis point decrease in the average cost of time deposits from 1.69% in 2016 to 1.58% in 2017, which was offset in part by a 1.5% increase in the average volume of such deposits from ￦125,612 billion in 2016 to ￦127,478 billion in 2017. The decrease in the average cost of time deposits mainly reflected the lower interest rate environment in Korea in 2017 compared to 2016. The increase in the average volume of time deposits was principally due to an increase in time deposits for corporate customers. Overall, the average cost of our deposits decreased by 12 basis points from 1.09% in 2016 to 0.97% in 2017, while the average volume of our deposits increased 6.4% from ￦226,857 billion in 2016 to ￦241,286 billion in 2017.

Net interest margin. Our overall net interest margin increased from 2.13% in 2016 to 2.27% in 2017, as a 22.8% increase in our net interest income from ￦6,716 billion in 2016 to ￦8,247 billion in 2017 outpaced a 15.4% increase in the average volume of our interest earnings assets from ￦314,747 billion in 2016 to ￦363,203 billion in 2017. The growth in average interest earning assets outpaced a 10.7% increase in average interest bearing liabilities from ￦283,868 billion in 2016 to ￦314,118 billion in 2017, while the increase in interest income outpaced an increase in interest expense, resulting in an increase in net interest income. The magnitude of this increase was enhanced by an increase in our net interest spread from 2.01% in 2016 to 2.11% in 2017. The increase in our net interest spread reflected a decrease in the average cost of our interest bearing liabilities compared to no change in the average yield of our interest earning assets, primarily due to the earlier adjustment of interest rates on interest earning assets compared to interest rates on interest bearing liabilities in the context of general interest rate levels in Korea which decreased in 2016 but started to increase in the second half of 2017.

Provision for Credit Losses

Provision for credit losses includes provision for loan losses, provision for unused loan commitments, provision for payment guarantees, provision for financial guarantee contracts and provision for other financial assets, in each case net of reversal of provisions. For a discussion of our loan loss provisioning policy, see “Item 4.B. Business Overview—Assets and Liabilities—Loan Portfolio—Provisioning Policy.”

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

Comparison of 2018 to 2017

Our provision for credit losses increased 23.0% from ￦548 billion in 2017 to ￦674 billion in 2018, primarily due to increases in provisions for loan losses in respect of our credit card receivables and, to a lesser extent, our retail loans. Such increases resulted mainly from an overall deterioration in the asset quality of our credit card receivables and retail loans, as well as increases in the outstanding volumes of such receivables and loans. Such increases were offset in part by a decrease in provision for loans losses in respect of our corporate loans, which resulted primarily from an improvement in the overall asset quality of our corporate loan portfolio.

Our write-offs decreased 5.1% from ￦1,137 billion in 2017 to ￦1,079 billion in 2018, primarily due to a decrease in write-offs of corporate loans.

Our reversal of provision for payment guarantees and unused loan commitments decreased 74.9% from ￦44 billion in 2017 to ￦11 billion in 2018, due mainly to a change in provision for unused loan commitments from a reversal of provision of ￦10 billion in 2017 to a provision of ￦15 billion in 2018.

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

Corporate Loans. The following table shows, for the periods indicated, certain information regarding our impaired corporate loans:

	As of December 31,
	2016	2017	2018
Impaired corporate loans as a percentage of total corporate loans	1.4%	1.1%	0.8%
Allowances for loan losses for corporate loans as a percentage of total corporate loans	1.2	0.9	0.9
Allowances for loan losses for corporate loans as a percentage of impaired corporate loans	83.4	86.7	110.0
Net charge-offs of corporate loans as a percentage of total corporate loans	0.4	0.1	0.0

During 2018, impaired corporate loans as a percentage of total corporate loans decreased primarily due to a decrease in our impaired corporate loans, which mainly reflected our efforts to improve the asset quality of our corporate loan portfolio, as well as an increase in our total corporate loans. Allowances for loan losses for corporate loans as a percentage of total corporate loans remained constant, while allowances for loan losses for corporate loans as a percentage of impaired corporate loans increased during 2018, reflecting an increase in allowances for loan losses principally as a result of the application of the expected loss methodology in establishing such allowances under IFRS 9.

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

Retail Loans. The following table shows, for the periods indicated, certain information regarding our impaired retail loans:

	As of December 31,
	2016	2017	2018
Impaired retail loans as a percentage of total retail loans	0.4%	0.3%	0.3%
Allowances for loan losses for retail loans as a percentage of total retail loans	0.4	0.3	0.4
Allowances for loan losses for retail loans as a percentage of impaired retail loans	83.6	86.6	119.9
Net charge-offs of retail loans as a percentage of total retail loans	0.1	0.1	0.2

During 2018, impaired retail loans as a percentage of total retail loans remained constant, as an increase in our impaired retail loans, which reflected a deterioration in the overall asset quality of our retail loan portfolio, was matched by an increase in the amount of our total retail loans. Allowances for loan losses for retail loans as a percentage of both total retail loans and impaired retail loans increased during 2018, as an increase in such allowances outpaced the increases in our total retail loans and our impaired retail loans, primarily due to the application of the expected loss methodology in establishing such allowances under IFRS 9.

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

Credit Card Balances. The following table shows, for the periods indicated, certain information regarding our impaired credit card balances:

	As of December 31,
	2016	2017	2018
Impaired credit card balances as a percentage of total credit card balances	2.2%	2.3%	2.4%
Allowances for loan losses for credit card balances as a percentage of total credit card balances	3.1	3.0	4.1
Allowances for loan losses for credit card balances as a percentage of impaired credit card balances	137.1	128.6	169.5
Net charge-offs as a percentage of total credit card balances	1.6	1.8	1.9

During 2018, impaired credit card balances as a percentage of total credit card balances increased as the rate of increase in our impaired credit card balances outpaced the rate of increase in the amount of our total credit card balances. Allowances for loan losses for credit card balances as a percentage of both total credit card balances and impaired credit card balances increased in 2018, primarily as a result of a deterioration in the asset quality of our credit card balances, including existing impaired credit card balances. Such increases also reflected the application of the expected loss methodology in establishing allowances for loan losses under IFRS 9.

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

Net Fee and Commission Income

The following table shows, for the periods indicated, the components of our net fee and commission income:

	Year Ended December 31,						Percentage Change
	2016		2017		2018		2017/2016	2018/2017
	(in billions of Won)						(%)
Fee and commission income	￦	3,151	￦	3,988	￦	3,718	26.6%	(6.8)%
Fee and commission expense		(1,566)		(1,938)		(1,474)	23.8	(23.9)

Net fee and commission income	￦	1,585	￦	2,050	￦	2,243	29.3	9.4

Comparison of 2018 to 2017

Our net fee and commission income increased 9.4% from ￦2,050 billion in 2017 to ￦2,243 billion in 2018, primarily due to a 23.9% decrease in fee and commission expense from ￦1,938 billion in 2017 to ￦1,474 billion in 2018, which outpaced a 6.8% decrease in fee and commission income from ￦3,988 billion in 2017 to ￦3,718 billion in 2018.

The 23.9% decrease in fee and commission expense was principally attributable to a 38.7% decrease in credit and debit card related fees and commissions paid from ￦1,482 billion in 2017 to ￦908 billion in 2018. The decrease in credit and debit card related fees and commissions paid mainly reflected the impact of our adoption of IFRS 15 in 2018, pursuant to which expenses related to fixed benefits provided to cardholders are deducted from both expenses and revenue as they are considered as consideration provided to customers. See Notes 2.1 and 28 of the notes to our consolidated financial statements included elsewhere in this annual report.

The 6.8% decrease in fee and commission income was primarily due to a 26.4% decrease in credit and debit card related fees and commissions received from ￦1,848 billion in 2017 to ￦1,361 billion in 2018. The decrease in credit and debit card related fees and commissions received mainly reflected the impact of our adoption of IFRS 15, as discussed above. Such decrease in credit and debit card related fees and commissions received was partially offset by a 71.5% increase in lease fees received from ￦144 billion in 2017 to ￦247 billion in 2018, principally as a result of an increase in automobile rental and lease fees received by KB Capital.

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

Net Insurance Income

The following table shows, for the periods indicated, the components of our net insurance income:

	Year Ended December 31,						Percentage Change
	2016		2017		2018		2017/2016		2018/2017
	(in billions of Won)						(%)
Insurance income(1)	￦	1,201	￦	8,971	￦	11,975	647.0%		33.5%
Insurance expense(1)		(1,319)		(8,377)		(11,485)	535.1		37.1

Net insurance income (expense)(1)	￦	(118)	￦	594	￦	490	N/M	(2)	(17.5)

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

Comparison of 2018 to 2017

Our net insurance income decreased 17.5% from ￦594 billion in 2017 to ￦490 billion in 2018, primarily due to a 37.1% increase in insurance expense from ￦8,377 billion in 2017 to ￦11,485 billion in 2018, which outpaced a 33.5% increase in insurance income from ￦8,971 billion in 2017 to ￦11,975 billion in 2018.

The increase in insurance expense was principally attributable to increases in insurance claims paid and refunds of surrender value of our insurance policies. Insurance claims paid increased 49.9% from ￦2,945 billion in 2017 to ￦4,416 billion in 2018, and refunds of surrender value of our insurance policies increased 30.2% from ￦2,194 billion in 2017 to ￦2,856 billion in 2018, primarily due to the full-year effect of the addition of such claims paid and refunds of KB Insurance commencing in May 2017 to our insurance expense.

The increase in insurance income was mainly due to an increase in premium income. Premium income increased 30.3% from ￦8,235 billion in 2017 to ￦10,730 billion in 2018, principally as a result of the full-year effect of the addition of the premium income of KB Insurance commencing in May 2017 to our insurance income.

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

Net Gain (Loss) on Financial Assets and Liabilities at Fair Value through Profit or Loss

The following table shows, for the periods indicated, the components of our net gain on financial assets and liabilities at fair value through profit or loss:

	Year Ended December 31,						Percentage Change
	2016		2017		2018		2017/2016		2018/2017
	(in billions of Won)						(%)
Net gain on financial assets at fair value through profit or loss	￦	—	￦	—	￦	790	N/A	(1)	N/A	(1)
Net gain (loss) on financial assets held-for-trading		(115)		67		—	N/M	(2)	N/A	(1)
Net gain (loss) on derivatives held-for-trading		173		906		(283)	423.7%		N/M	(2)
Net loss on financial liabilities at fair value through profit or loss		—		—		(62)	N/A	(1)	N/A	(1)
Net gain (loss) on financial liabilities held-for-trading		1		(29)		—	N/M	(2)	N/A	(1)
Net loss on financial instruments designated at fair value through profit or loss (IFRS 9)		—		—		(93)	N/A	(1)	N/A	(1)

Net loss on financial instruments designated at fair value through profit or loss (IAS 39)		(381)		(741)		—	(94.5)		N/A	(1)

Net gain (loss) on financial assets and liabilities at fair value through profit or loss	￦	(322)	￦	203	￦	352	N/M	(2)	73.4%

(1)	“N/A” means not applicable.
(2)	“N/M” means not meaningful.

Comparison of 2018 to 2017

Our net gain (loss) on financial assets and liabilities at fair value through profit or loss increased 73.4% from ￦203 billion in 2017 to ￦352 billion in 2018. Such increase was attributable to an increase in net gain on financial assets at fair value through profit or loss in 2018, compared to net gain on financial assets held-for-trading in 2017, as well as a decrease in net loss on financial instruments designated at fair value through profit or loss under IFRS 9 in 2018, compared to net loss on financial instruments designated at fair value through profit or loss under IAS 39 in 2017, the effects of which were partially offset by a change in net gain (loss) on derivatives held-for-trading from a net gain in 2017 to a net loss in 2018.

•

Financial assets at fair value through profit or loss under IFRS 9 include all financial assets that were classified as financial assets held-for-trading under IAS 39 in 2017, as well as certain other financial assets that were classified as available-for-sale financial assets, cash and due from financial institutions, loans and held-to-maturity financial assets under IAS 39 in 2017. See “—Overview—Changes in Accounting Standards—Adoption of IFRS 9.” Our net gain on financial assets at fair value through profit or loss increased significantly to ￦790 billion in 2018, compared to net gain on financial assets held-for-trading of ￦67 billion in 2017, mainly due to a change in net gain (loss) on debt securities from a net loss of ￦125 billion in 2017 to a net gain of ￦695 billion in 2018, which was partially offset by a 50.5% decrease in net gain on equity securities from ￦192 billion in 2017 to ￦95 billion in 2018.

•

Our net loss on financial instruments designated at fair value through profit or loss under IFRS 9 decreased 87.9% to ￦93 billion in 2018, compared to net loss on financial instruments designated at fair value through profit or loss under IAS 39 of ￦741 billion in 2017, principally as a result of an 88.3% decrease in net loss on financial liabilities designated at fair value through profit or loss from ￦792 billion in 2017 to ￦93 billion in 2018.

•

Our net gain (loss) on derivatives held-for-trading changed from a net gain of ￦906 billion in 2017 to a net loss of ￦283 billion in 2018, primarily due to a change in net gain (loss) on stock or stock index derivatives held-for-trading from a net gain of ￦649 billion in 2017 to a net loss of ￦243 billion in 2018, which was enhanced by a change in net gain (loss) on interest rate derivatives held-for-trading from a net gain of ￦127 billion in 2017 to a net loss of ￦281 billion in 2018.

Comparison of 2017 to 2016

Our net gain (loss) on financial assets and liabilities at fair value through profit or loss changed from a net loss of ￦322 billion in 2016 to a net gain of ￦203 billion in 2017. Such change was primarily attributable to an increase in net gain on derivatives held-for-trading and a change from a net loss on financial assets held-for-trading to a net gain on financial assets held-for-trading, the effects of which were offset in part by an increase in net loss on financial instruments designated at fair value through profit or loss.

•

Our net gain on derivatives held-for-trading increased more than five-fold from ￦173 billion in 2016 to ￦906 billion in 2017, primarily due to a 170.4% increase in net gain on stock or stock index derivatives held-for-trading from ￦240 billion in 2016 to ￦649 billion in 2017.

•

Our net gain (loss) on financial assets held-for-trading changed from a net loss of ￦115 billion in 2016 to a net gain of ￦67 billion in 2017, mainly as a result of an increase in net gain on equity securities from ￦6 billion in 2016 to ￦192 billion in 2017.

•

Our net loss on financial instruments designated at fair value through profit or loss increased 94.5% from ￦381 billion in 2016 to ￦741 billion in 2017, mainly due to a 61.3% increase in net loss on financial liabilities designated at fair value through profit or loss from ￦491 billion in 2016 to ￦792 billion in 2017.

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

General and Administrative Expenses

The following table shows, for the periods indicated, the components of our general and administrative expenses:

	Year Ended December 31,						Percentage Change
	2016		2017		2018		2017/2016	2018/2017
	(in billions of Won)						(%)
Employee compensation and benefits	￦	3,756	￦	3,769	￦	3,874	0.3%	2.8%
Depreciation and amortization		289		370		409	28.0	10.5
Other general and administrative expenses		1,184		1,490		1,635	25.8	9.7

General and administrative expenses	￦	5,229	￦	5,629	￦	5,919	7.6	5.2

Comparison of 2018 to 2017

Our general and administrative expenses increased 5.2% from ￦5,629 billion in 2017 to ￦5,919 billion in 2018, primarily as a result of a 9.7% increase in other general and administrative expenses from ￦1,490 billion in 2017 to ￦1,635 billion in 2018, as well as a 2.8% increase in employee compensation and benefits from ￦3,769 billion in 2017 to ￦3,874 billion in 2018. The increase in other general and administrative expenses was attributable mainly to a 12.5% increase in rental expense from ￦321 billion in 2017 to ￦361 billion in 2018, and a 17.3% increase in service fees from ￦179 billion in 2017 to ￦210 billion in 2018, which were primarily due to an increase in such expense and fees of KB Securities, as well as the full-year effect of the addition of such expense and fees of KB Insurance commencing in May 2017 to our other general and administrative expenses.

The increase in employee compensation and benefits was attributable mainly to a 50.3% increase in termination benefits from ￦161 billion in 2017 to ￦242 billion in 2018, mainly due to an increase in the number of employees participating in the voluntary early retirement program implemented by Kookmin Bank. Such increase was offset in part by an 84.9% decrease in share-based payments from ￦73 billion in 2017 to ￦11 billion in 2018, which resulted mainly from a decrease in stock grants provided to employees of Kookmin Bank.

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

Net Other Operating Expenses

The following table shows, for the periods indicated, the components of our net other operating expenses:

	Year Ended December 31,						Percentage Change
	2016		2017		2018		2017/2016	2018/2017
	(in billions of Won)						(%)
Other operating income(1)	￦	4,218	￦	3,237	￦	2,127	(23.3)%	(34.3)%
Other operating expenses(1)		(4,634)		(4,139)		(3,257)	(10.7)	(21.3)

Net other operating expenses(1)	￦	(416)	￦	(902)	￦	(1,130)	116.8	25.3

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

Comparison of 2018 to 2017

Our net other operating expenses increased 25.3% from ￦902 billion in 2017 to ￦1,130 billion in 2018 as a 34.3% decrease in other operating income from ￦3,237 billion in 2017 to ￦2,127 billion in 2018 outpaced a 21.3% decrease in other operating expenses from ￦4,139 billion in 2017 to ￦3,257 billion in 2018.

Other operating income includes principally gain on foreign exchange transactions, gain on sale of financial assets at fair value through other comprehensive income and other income. The 34.3% decrease in other operating income was primarily attributable to a 36.5% decrease in gain on foreign exchange transactions from ￦2,520 billion in 2017 to ￦1,600 billion in 2018. The decrease in gain on foreign exchange transactions, which was mainly the result of lower exchange rate volatility, was more than offset by a decrease in loss on foreign exchange transactions, which is recorded as part of other operating expenses. On a net basis, our net gain on foreign exchange transactions increased 27.7% from ￦47 billion in 2017 to ￦60 billion in 2018.

Other operating expenses include principally loss on foreign exchange transactions, impairment on financial assets at fair value through other comprehensive income, loss on sale of financial assets at fair value through other comprehensive income and other expenses. The 21.3% decrease in other operating expense was mainly the result of a 37.7% decrease in loss on foreign exchange transactions from ￦2,473 billion in 2017 to ￦1,540 billion in 2018. The decrease in loss on foreign exchange transactions, which was primarily due to lower exchange rate volatility, was partially offset by a decrease in gain on foreign exchange transactions, which is recorded as part of other operating income as discussed above.

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

Net Non-operating Profit (Loss)

The following table shows, for the periods indicated, the components of our net non-operating profit:

	Year Ended December 31,						Percentage Change
	2016		2017		2018		2017/2016	2018/2017
	(in billions of Won)						(%)
Share of profit of associates	￦	281	￦	84	￦	24	(70.1)%	(71.4)%
Net other non-operating income		671		39		10	(94.2)	(74.4)

Net non-operating profit	￦	952	￦	123	￦	34	(87.1)	(72.4)

Comparison of 2018 to 2017

Our net non-operating profit decreased 72.4% from ￦123 billion in 2017 to ￦34 billion in 2018, primarily as a result of a 71.4% decrease in share of profit of associates from ￦84 billion in 2017 to ￦24 billion in 2018 and, to a lesser extent, a 74.4% decrease in net other non-operating income from ￦39 billion in 2017 to ￦10 billion in 2018.

The 71.4% decrease in share of profit of associates was primarily due to the conversion of KB Insurance from an associate accounted for under the equity method to a consolidated subsidiary in May 2017, as well as a decrease in gains on disposal of investments in associates and joint ventures from 2017 to 2018.

The 74.4% decrease in net other non-operating income was attributable mainly to a 6.1% decrease in other non-operating income from ￦261 billion in 2017 to ￦245 billion in 2018, which was enhanced by a 6.3% increase in other non-operating expenses from ￦222 billion in 2017 to ￦236 billion in 2018. The decrease in other non-operating income was principally due to gains on bargain purchase of ￦123 billion recognized in connection with a tender offer we conducted in May 2017 to increase our shareholding in KB Insurance, compared to no such gains in 2018. See “—Overview—Acquisitions.” The increase in other non-operating expenses primarily reflected a 140.7% increase in donations from ￦54 billion in 2017 to ￦130 billion in 2018.

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

Comparison of 2018 to 2017

Income tax expense increased 56.0% from ￦795 billion in 2017 to ￦1,240 billion in 2018, primarily due to a significant decrease in tax benefits from non-taxable income from ￦208 billion in 2017 to ￦12 billion in 2018 and a 4.0% increase in our profit before income tax from 2017 to 2018. The effect of such changes was enhanced by an increase in the statutory tax rate applicable to us from 24.2% in 2017 to 27.5% in 2018 as a result of changes in Korean corporate income tax laws that became effective in January 2018. The effect of such changes was partially offset by a 46.2% decrease in expenses relating to the effect of changes in deferred income tax assets and liabilities from ￦212 billion in 2017 to ￦114 billion in 2018. Our effective tax rate was 28.8% in 2018 compared to 19.2% in 2017.

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

Profit for the Year

As a result of the factors described above, our profit for the year was ￦3,062 billion in 2018, compared to ￦3,343 billion in 2017 and ￦2,190 billion in 2016.

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

The following table shows, for the periods indicated, our results of operations by segment:

	Profit(1) for the Year Ended December 31,						Total Operating Revenue(2) for the Year Ended December 31,
	2016		2017		2018		2016		2017		2018
	(in billions of Won)
Retail banking operations	￦	108	￦	540	￦	609	￦	2,248	￦	2,711	￦	2,989
Corporate banking operations		442		964		1,012		1,803		2,129		2,319
Other banking operations		414		671		638		1,403		1,405		1,271
Credit card operations		317		297		287		1,270		1,277		1,525
Investment and securities operations		642		272		179		185		1,074		998
Life insurance operations		13		21		15		140		130		113
Non-life insurance operations		—		330		262		—		1,121		1,183
Other		338		113		128		397		345		461

Total(3)	￦	2,274	￦	3,208	￦	3,130	￦	7,446	￦	10,192	￦	10,859

(1)	After deduction of income tax allocated to each segment.
(2)	Represents operating revenue from external customers. See Note 5 of the notes to our consolidated financial statements.
(3)	Prior to adjustments for consolidation, inter-segment transactions and certain differences in classification under our management reporting system.

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

Retail Banking Operations

This segment consists of retail banking services provided by Kookmin Bank. The following table shows, for the periods indicated, our income statement data for this segment:

	Year Ended December 31,						Percentage Change
	2016		2017		2018		2017/2016	2018/2017
	(in billions of Won)						(%)
Income statement data
Interest income	￦	3,740	￦	3,936	￦	4,548	5.2%	15.5%
Interest expense		(1,387)		(1,288)		(1,587)	(7.1)	23.2
Net fee and commission income		504		595		490	18.1	(17.6)
Net other operating expense		(609)		(532)		(462)	(12.6)	(13.2)
General and administrative expenses		(2,102)		(1,947)		(1,970)	(7.4)	1.2
Provision for credit losses		(3)		(122)		(179)	N/M (1)	46.7

Profit before income tax		143		642		840	349.0	30.8
Tax expense		(35)		(102)		(231)	191.4	126.5

Profit for the year	￦	108	￦	540	￦	609	400.0	12.8

(1)	“N/M” means not meaningful.

Comparison of 2018 to 2017

Our profit before income tax for this segment increased 30.8% from ￦642 billion in 2017 to ￦840 billion in 2018.

Interest income from our retail banking operations increased 15.5% from ￦3,936 billion in 2017 to ￦4,548 billion in 2018. This increase was principally due to increases in the average volume of other consumer and mortgage loans, mainly reflecting higher demand for such loans, the effect of which was enhanced by increases in the average yields on other consumer loans and mortgage loans from 2017 to 2018.

Our largest and most important funding source is deposits from retail customers, which represent more than half of our total deposits. Interest expense for this segment increased 23.2% from ￦1,288 billion in 2017 to ￦1,587 billion in 2018. This increase was mainly due to an increase in the average cost of time deposits held by retail customers, primarily reflecting an increase in the general level of interest rates in Korea in 2018 compared to 2017, which was enhanced by an increase in the average volume of such deposits.

Net fee and commission income attributable to this segment decreased 17.6% from ￦595 billion in 2017 to ￦490 billion in 2018, mainly due to decreases in beneficiary certificate sales commission fees and trust fees received.

Net other operating expense attributable to this segment decreased 13.2% from ￦532 billion in 2017 to ￦462 billion in 2018, mainly as a result of a decrease in expenses related to inter-segment borrowings. While the higher interest rate environment in Korea in 2018 compared to 2017 led to increases in the internal funding rates applicable to both inter-segment borrowings and lendings from 2017 to 2018, the increase in the yield on inter-segment lendings was higher compared to the increase in the cost of inter-segment borrowings, leading to a decrease in expenses related to inter-segment borrowings.

General and administrative expenses attributable to this segment increased 1.2% from ￦1,947 billion in 2017 to ￦1,970 billion in 2018, primarily due to an increase in compensation and other common administrative expenses shared among the banking-related segments.

Provision for credit losses increased 46.7% from ￦122 billion in 2017 to ￦179 billion in 2018, mainly due to an overall deterioration in the asset quality of our retail loans, as well as an increase in the outstanding volume of such loans.

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

Corporate Banking Operations

This segment consists of corporate banking services provided by Kookmin Bank. The following table shows, for the periods indicated, our income statement data for this segment:

	Year Ended December 31,						Percentage Change
	2016		2017		2018		2017/2016		2018/2017
	(in billions of Won)						(%)
Income statement data
Interest income	￦	3,297	￦	3,584	￦	4,268	8.7%		19.1%
Interest expense		(1,011)		(1,028)		(1,514)	1.7		47.3
Net fee and commission income		231		236		288	2.2		22.0
Net gain from financial assets and liabilities at fair value through profit or loss		—		—		14	N/A	(1)	N/A	(1)
Net loss from financial assets and liabilities at fair value through profit or loss (under IAS 39)		(1)		(2)		—	100.0		N/A	(1)
Net other operating expense		(704)		(679)		(642)	(3.6)		(5.4)
General and administrative expenses		(950)		(974)		(1,092)	2.5		12.1
Provision (reversal of provision) for credit losses		(278)		7		77	N/M	(2)	N/M	(2)
Net other non-operating revenue (expense)		(1)		2		—	N/M	(2)	N/A	(1)

Profit before income tax		583		1,146		1,399	96.6		22.1
Tax expense		(141)		(182)		(387)	29.1		112.6

Profit for the year	￦	442	￦	964	￦	1,012	118.1		5.0

(1)	“N/A” means not applicable.
(2)	“N/M” means not meaningful.

Comparison of 2018 to 2017

Our profit before income tax for this segment increased 22.1% from ￦1,146 billion in 2017 to ￦1,399 billion in 2018.

Interest income from our corporate banking operations increased 19.1% from ￦3,584 billion in 2017 to ￦4,268 billion in 2018. This increase was principally due to an increase in the average volume of corporate loans, mainly reflecting increased demand for such loans, which was enhanced by an increase in the average yields on such loans.

Interest expense for this segment increased 47.3% from ￦1,028 billion in 2017 to ￦1,514 billion in 2018. This increase was principally due to an increase in the average cost of time deposits held by corporate customers, primarily reflecting an increase in the general level of interest rates in Korea in 2018 compared to 2017, which was enhanced by an increase in the average volume of such deposits.

Net fee and commission income attributable to this segment increased 22.0% from ￦236 billion in 2017 to ￦288 billion in 2018, primarily due to increases in fund transfer fees, agent activity fees and trust fees received.

Net gain (loss) from financial assets and liabilities at fair value through profit or loss attributable to this segment changed from a net loss under IAS 39 of ￦2 billion in 2017 to a net gain of ￦14 billion in 2018, principally as a result of an increase in net gain on derivatives held-for-trading.

Net other operating expense attributable to this segment decreased 5.4% from ￦679 billion in 2017 to ￦642 billion in 2018, mainly as a result of a decrease in expenses related to inter-segment borrowings. While the higher interest rate environment in Korea in 2018 compared to 2017 led to increases in the internal funding rates applicable to both inter-segment borrowings and lendings from 2017 to 2018, the resulting effect on the yield on inter-segment lendings was greater than the effect on the cost of inter-segment borrowings, leading to a decrease in expenses related to inter-segment borrowings.

General and administrative expenses attributable to this segment increased 12.1% from ￦974 billion in 2017 to ￦1,092 billion in 2018, principally due to an increase in compensation and other common administrative expenses shared among the banking-related segments.

Reversal of provision for credit losses increased significantly from ￦7 billion in 2017 to ￦77 billion in 2018, due mainly to an improvement in the asset quality of corporate loans, reflecting a decrease in impaired corporate loans, as well as lower net write-offs of such loans.

Net other non-operating revenue (expense) attributable to this segment changed from a revenue of ￦2 billion in 2017 to an expense of less than ￦1 billion in 2018.

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

Net other operating expense attributable to this segment decreased 3.6% from ￦704 billion in 2016 to ￦679 billion in 2017, mainly as a result of an increase in net gains on sales of corporate loans, as well as a decrease in expenses related to inter-segment borrowings. While the lower interest rate environment in Korea in 2017 compared to 2016 led to decreases in the internal funding rates applicable to both inter-segment borrowings and lendings from 2016 to 2017, the resulting effect on the cost of inter-segment borrowings was greater than the effect on the yield on inter-segment lendings, leading to a decrease in expenses related to inter-segment borrowings.

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

Other Banking Operations

This segment primarily consists of Kookmin Bank’s banking operations other than retail and corporate banking operations, including treasury activities and Kookmin Bank’s “back office” administrative operations. The following table shows, for the periods indicated, our income statement data for this segment:

	Year Ended December 31,						Percentage Change
	2016		2017		2018		2017/2016		2018/2017
	(in billions of Won)						(%)
Income statement data
Interest income	￦	1,003	￦	989	￦	1,205	(1.4)%		21.8%
Interest expense		(666)		(628)		(818)	(5.7)		30.3
Net fee and commission income		352		394		344	11.9		(12.7)
Net gain from financial assets and liabilities at fair value through profit or loss		—		—		312	N/A	(1)	N/A (1)
Net gain (loss) from financial assets and liabilities at fair value through profit or loss (under IAS 39)		50		(70)		—	N/M	(2)	N/A (1)
Net other operating income		912		923		407	1.2		(55.9)
General and administrative expenses		(1,217)		(745)		(705)	(38.8)		(5.4)
Reversal of provision for credit losses		27		—		8	N/A	(1)	N/A (1)
Share of profit of associates		18		38		50	111.1		31.6
Net other non-operating revenue (expense)		51		(75)		45	N/M	(2)	N/M (2)

Profit before income tax		530		826		847	55.8		2.5
Tax expense		(116)		(155)		(209)	33.6		34.8

Profit for the year	￦	414	￦	671	￦	638	62.1		(4.9)

(1)	“N/A” means not applicable.
(2)	“N/M” means not meaningful.

Comparison of 2018 to 2017

Our profit before income tax for this segment increased 2.5% from ￦826 billion in 2017 to ￦847 billion in 2018.

Interest income from our other banking operations increased 21.8% from ￦989 billion in 2017 to ￦1,205 billion in 2018. This increase was attributable primarily to an increase in the average volume of Kookmin Bank’s financial investments portfolio, mainly reflecting higher investments in debt securities issued by Korean financial institutions and corporations, which was enhanced by an increase in the average yields on such investments.

Interest expense for this segment increased by 30.3% from ￦628 billion in 2017 to ￦818 billion in 2018. This increase was principally due to an increase in the average volume of long-term debentures issued by Kookmin Bank, mainly reflecting greater use of debentures by Kookmin Bank to meet its funding needs, which was enhanced by an increase in the average cost of such debentures.

Net fee and commission income attributable to this segment decreased 12.7% from ￦394 billion in 2017 to ￦344 billion in 2018, mainly due to a decrease in agent activity fees received from affiliates.

Net gain (loss) from financial assets and liabilities at fair value through profit or loss attributable to this segment changed from a net loss under IAS 39 of ￦70 billion in 2017 to a net gain of ￦312 billion in 2018, principally as a result of an increase in net gain on currency derivatives held-for-trading.

Net other operating income attributable to this segment decreased 55.9% from ￦923 billion in 2017 to ￦407 billion in 2018, mainly as a result of decreases in net gain on foreign currency translation and income related to inter-segment lending, which were offset in part by an increase in net gain on sale of debt securities.

General and administrative expenses attributable to this segment decreased 5.4% from ￦745 billion in 2017 to ￦705 billion in 2018, primarily due to a decrease in share-based payments provided to employees of Kookmin Bank from 2017 to 2018.

Reversal of provision for credit losses attributable to this segment increased from less than ￦1 billion in 2017 to ￦8 billion in 2018, principally due to certain consolidation adjustments relating to provisions.

Share of profit of associates attributable to this segment increased 31.6% from ￦38 billion in 2017 to ￦50 billion in 2018, principally as a result of an increase in profits of equity-method investees of Kookmin Bank, which was partially offset by a decrease in gains on disposal of investments in associates and joint ventures.

Net other non-operating revenue (expense) attributable to this segment changed from an expense of ￦75 billion in 2017 to a revenue of ￦45 billion in 2018, primarily due to the recognition of a gain on disposal of Kookmin Bank’s former headquarters building in Seoul in 2018, as well as a one-time contribution to the Korea Inclusive Finance Agency made by Kookmin Bank (together with other Korean banks) in 2017 relating to income from unclaimed cashiers’ checks, which was not repeated in 2018.

Comparison of 2017 to 2016

Our profit before income tax for this segment increased 55.8% from ￦530 billion in 2016 to ￦826 billion in 2017.

Interest income from our other banking operations decreased 1.4% from ￦1,003 billion in 2016 to ￦989 billion in 2017. This decrease was attributable primarily to a decrease in the average yields on Kookmin Bank’s financial investments portfolio, mainly reflecting the lower interest rate environment in Korea in 2017 compared to 2016, which was offset in part by an increase in the average volume of such investments.

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

Net gain (loss) from financial assets and liabilities at fair value through profit or loss under IAS 39 attributable to this segment changed from a net gain of ￦50 billion in 2016 to a net loss of ￦70 billion in 2017, principally as a result of decreases in net gains on derivatives held-for-trading.

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

Credit Card Operations

This segment consists of credit card activities conducted by KB Kookmin Card. The following table shows, for the periods indicated, our income statement data for this segment:

	Year Ended December 31,						Percentage Change
	2016		2017		2018		2017/2016	2018/2017
	(in billions of Won)						(%)
Income statement data
Interest income	￦	1,261	￦	1,341	￦	1,474	6.3%	9.9%
Interest expense		(280)		(257)		(306)	(8.2)	19.1
Net fee and commission income		92		133		265	44.6	99.2
Net insurance income		21		20		18	(4.8)	(10.0)
Net gain from financial assets and liabilities at fair value through profit or loss		—		—		4	N/A (1)	N/A (1)
Net other operating expense		(86)		(154)		(150)	79.1	(2.6)
General and administrative expenses		(348)		(371)		(405)	6.6	9.2
Provision for credit losses		(250)		(337)		(431)	34.8	27.9
Net other non-operating revenue (expense)		2		(7)		(32)	N/M (2)	357.1

Profit before income tax		412		368		437	(10.7)	18.8
Tax expense		(95)		(71)		(150)	(25.3)	111.3

Profit for the year	￦	317	￦	297	￦	287	(6.3)	(3.4)

(1)	“N/A” means not applicable.
(2)	“N/M” means not meaningful.

Comparison of 2018 to 2017

Our profit before income tax for this segment increased 18.8% from ￦368 billion in 2017 to ￦437 billion in 2018.

Interest income from our credit card operations increased 9.9% from ￦1,341 billion in 2017 to ￦1,474 billion in 2018. This increase was primarily due to an increase in the average volume of credit card receivables, mainly reflecting increases in the number of credit cards issued and in the use of credit cards by customers, which was offset in part by a decrease in the average yields on such receivables.

Interest expense for this segment increased 19.1% from ￦257 billion in 2017 to ￦306 billion in 2018. This increase was primarily due to increased funding costs for this segment in light of the higher interest rate environment in Korea in 2018 compared to 2017, as well as an increase in the average volume of debentures issued by KB Kookmin Card.

Net fee and commission income attributable to this segment increased 99.2% from ￦133 billion in 2017 to ￦265 billion in 2018, which resulted mainly from an increase in credit card related fees and commissions received, principally due to increases in the number and use of credit cards.

Net insurance income attributable to this segment decreased slightly from ￦20 billion in 2017 to ￦18 billion in 2018.

Net other operating expense attributable to this segment decreased 2.6% from ￦154 billion in 2017 to ￦150 billion in 2018, primarily due to increases in dividend income from equity investments and net gains on sales of receivables, which were offset in part by an increase in membership reward program-related costs mainly as a result of increases in the number and use of credit cards.

General and administrative expenses attributable to this segment increased 9.2% from ￦371 billion in 2017 to ￦405 billion in 2018, mainly due to increases in salary and employee benefit expenses.

Provision for credit losses increased 27.9% from ￦337 billion in 2017 to ￦431 billion in 2018, mainly due to an overall deterioration in the asset quality of our credit card receivables, including existing impaired credit card receivables, as well as an increase in the outstanding volume of such receivables.

Net other non-operating expense attributable to this segment increased 357.1% from ￦7 billion in 2017 to ￦32 billion in 2018, primarily due to an increase in donations.

Comparison of 2017 to 2016

Our profit before income tax for this segment decreased 10.7% from ￦412 billion in 2016 to ￦368 billion in 2017.

Interest income from our credit card operations increased 6.3% from ￦1,261 billion in 2016 to ￦1,341 billion in 2017. This increase was primarily due to an increase in the average volume of credit card receivables, mainly reflecting increases in the number of credit cards issued and in the use of credit cards by customers, which were offset in part by a decrease in the average yields on such receivables.

Interest expense for this segment decreased 8.2% from ￦280 billion in 2016 to ￦257 billion in 2017. This decrease was primarily due to decreased funding costs for this segment in light of the lower interest rate environment in Korea in 2017 compared to 2016.

Net fee and commission income attributable to this segment increased 44.6% from ￦92 billion in 2016 to ￦133 billion in 2017, which resulted mainly from an increase in credit card related fees and commissions received, principally due to increases in the number and use of credit cards.

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

	Year Ended December 31,						Percentage Change
	2016(1)		2017		2018		2017/2016		2018/2017
	(in billions of Won)						(%)
Income statement data
Interest income	￦	291	￦	800	￦	819	174.9%		2.4%
Interest expense		(70)		(201)		(277)	187.1		37.8
Net fee and commission income		193		551		626	185.5		13.6
Net loss from financial assets and liabilities at fair value through profit or loss		—		—		(222)	N/A	(2)	N/A	(2)
Net gain (loss) from financial assets and liabilities at fair value through profit or loss (under IAS 39)		(361)		179		—	N/M	(3)	N/A	(2)
Net other operating income (expense)		134		(256)		34	N/M	(3)	N/M	(3)
General and administrative expenses		(317)		(734)		(735)	131.5		0.1
Provision (reversal of provision) for credit losses		9		(23)		(10)	N/M	(3)	(56.5)
Share of profit of associates and joint ventures		106		1		—	(99.1)		N/A	(2)
Net other non-operating revenue		636		2		14	(99.7)		600.0

Profit before income tax		621		319		249	(48.6)		(21.9)
Tax expense (benefit)		21		(47)		(70)	N/M	(3)	48.9

Profit for the year	￦	642	￦	272	￦	179	(57.6)		(34.2)

(1)

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

(2)	“N/A” means not applicable.
(3)	“N/M” means not meaningful.

Comparison of 2018 to 2017

Our profit before income tax for this segment decreased 21.9% from ￦319 billion in 2017 to ￦249 billion in 2018.

Interest income from our investment and securities operations increased 2.4% from ￦800 billion in 2017 to ￦819 billion in 2018. This increase was primarily due to an increase in the volume of interest-earning financial assets at fair value through profit or loss held by KB Securities, which was enhanced by an increase in the average yields on such financial assets.

Interest expense for this segment increased 37.8% from ￦201 billion in 2017 to ￦277 billion in 2018, principally as a result of an increase in the average cost of debts, mainly reflecting the higher interest rate environment in Korea in 2018 compared to 2017, which was enhanced by an increase in the volume of debts of KB Securities.

Net fee and commission income attributable to this segment increased 13.6% from ￦551 billion in 2017 to ￦626 billion in 2018, primarily due to increases in securities brokerage commissions as well as investment banking and advisory fees received.

Net gain (loss) from financial assets and liabilities at fair value through profit or loss attributable to this segment changed from a net gain under IAS 39 of ￦179 billion in 2017 to a net loss of ￦222 billion in 2018, principally due to a change in net gain (loss) on derivatives held-for-trading from a net gain in 2017 to a net loss in 2018, which was offset in part by an increase in gains on derivative-linked securities.

Net other operating income (expense) attributable to this segment changed from an expense of ￦256 billion in 2017 to an income of ￦34 billion in 2018, primarily due to an increase in net gain on foreign currency translation with respect to foreign currency assets, mainly as a result of the depreciation of the Won against the U.S. dollar during 2018.

General and administrative expenses attributable to this segment remained relatively stable at ￦735 billion in 2018 compared to ￦734 billion in 2017.

Provision for credit losses decreased 56.5% from ￦23 billion in 2017 to ￦10 billion in 2018, primarily due to an improvement in the overall asset quality of the loan portfolio of KB Securities.

Share of profit of associates and joint ventures attributable to this segment decreased slightly from ￦1 billion in 2017 to less than ￦1 billion in 2018.

Net other non-operating revenue attributable to this segment increased 600.0% from ￦2 billion in 2017 to ￦14 billion in 2018, mainly due to the recognition of a loss on the disposal of Hyundai Savings Bank (a former subsidiary of KB Securities) in 2017, which did not recur in 2018.

Comparison of 2017 to 2016

Our profit before income tax for this segment decreased 48.6% from ￦621 billion in 2016 to ￦319 billion in 2017.

Interest income from our investment and securities operations increased 174.9% from ￦291 billion in 2016 to ￦800 billion in 2017. This increase was primarily due to an increase in the volume of interest-earning financial assets at fair value through profit or loss, mainly reflecting the full-year impact of the addition of Hyundai Securities as a consolidated subsidiary in October 2016.

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

Net gain (loss) from financial assets and liabilities at fair value through profit or loss under IAS 39 attributable to this segment changed from a loss of ￦361 billion in 2016 to a gain of ￦179 billion in 2017, principally due to an increase in net gain on transaction and valuation of derivatives and valuation of hybrid securities, offset in part by a decrease in net gain on disposal of hybrid securities, which mainly reflected the full-year impact of the addition of Hyundai Securities as a consolidated subsidiary in October 2016.

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

Life Insurance Operations

This segment consists of the life insurance operations of KB Life Insurance. The following table shows, for the periods indicated, our income statement data for this segment:

	Year Ended December 31,						Percentage Change
	2016		2017		2018		2017/2016	2018/2017
	(in billions of Won)						(%)
Income statement data
Interest income	￦	234	￦	216	￦	185	(7.7)%	(14.4)%
Net fee and commission expense		(1)		(4)		(13)	300.0	225.0
Net insurance expense		(166)		(141)		(140)	(15.1)	(0.7)
Net gain from financial assets and liabilities at fair value through profit or loss		—		—		63	N/A (1)	N/A (1)
Net gain from financial assets and liabilities at fair value through profit or loss (under IAS 39)		8		8		—	—	N/A (1)
Net other operating income (expense)		39		30		(10)	(23.1)	N/M (2)
General and administrative expenses		(95)		(72)		(63)	(24.2)	(12.5)
Provision for credit losses		(2)		(2)		—	—	N/A (1)

Profit before income tax		17		35		21	105.9	(40.0)
Tax expense(3)		(4)		(14)		(6)	250.0	(57.1)

Profit for the year	￦	13	￦	21	￦	15	61.5	(28.6)

(1)	“N/A” means not applicable.
(2)	“N/M” means not meaningful.
(3)	Represents income tax attributable to KB Life Insurance.

Comparison of 2018 to 2017

Our profit before income tax for this segment decreased 40.0% from ￦35 billion in 2017 to ￦21 billion in 2018.

Interest income from our life insurance operations decreased 14.4% from ￦216 billion in 2017 to ￦185 billion in 2018, primarily due to a decrease in the average volume of the financial investments and loan portfolios of KB Life Insurance, which was offset in part by an increase in the average yields on such portfolios.

Net fee and commission expense attributable to this segment increased 225.0% from ￦4 billion in 2017 to ￦13 billion in 2018, primarily due to an increase in outsourcing-related fees and commissions paid.

Net insurance expense attributable to this segment remained relatively stable at ￦140 billion in 2018 compared to ￦141 billion in 2017.

Net gain from financial assets and liabilities at fair value through profit or loss attributable to this segment increased significantly from a net gain under IAS 39 of ￦8 billion in 2017 to a net gain of ￦63 billion in 2018, primarily due to an increase in dividend income from beneficiary certificates, which reflected the reclassification of such beneficiary certificates from available-for-sale financial assets in 2017 under IAS 39 to financial assets at fair value through profit or loss in 2018 under IFRS 9.

Net other operating income (expense) attributable to this segment changed from income of ￦30 billion in 2017 to an expense of ￦10 billion in 2018, principally due to a decrease in dividend income from beneficiary certificates, which reflected the reclassification of such beneficiary certificates under IFRS 9, as discussed above.

General and administrative expenses attributable to this segment decreased 12.5% from ￦72 billion in 2017 to ￦63 billion in 2018, primarily due to decreases in share-based payments, rental expenses and depreciation and amortization expenses.

Provision for credit losses decreased from ￦2 billion in 2017 to less than ￦1 billion in 2018.

Comparison of 2017 to 2016

Our profit before income tax for this segment increased 105.9% from ￦17 billion in 2016 to ￦35 billion in 2017.

Interest income from our life insurance operations decreased 7.7% from ￦234 billion in 2016 to ￦216 billion in 2017, primarily due to a decrease in the average yields on the financial investments and loan portfolios of KB Life Insurance, mainly reflecting the lower interest rate environment in Korea in 2017 compared to 2016, which was offset in part by an increase in the average volume of financial investments.

Net insurance expense attributable to this segment decreased 15.1% from ￦166 billion in 2016 to ￦141 billion in 2017, mainly due to a decrease in provision of policy reserves, which was offset in part by a decrease in premium income from savings-type insurance policies.

Net gain from financial assets and liabilities at fair value through profit or loss under IAS 39 attributable to this segment remained constant at ￦8 billion in 2016 and 2017.

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

Non-Life Insurance Operations

This segment consists of the non-life insurance operations of KB Insurance. KB Insurance became a consolidated subsidiary in May 2017 and subsequently became a wholly-owned subsidiary in July 2017. See “—Overview—Acquisitions.” The following table shows, for the periods indicated, our income statement data for this segment:

	Year Ended December 31,				Percentage Change
	2017(1)		2018		2018/2017
	(in billions of Won)				(%)
Income statement data
Interest income	￦	465	￦	616	32.5%
Net fee and commission expense		(98)		(147)	50.0
Net insurance income		700		611	(12.7)
Net gain from financial assets and liabilities at fair value through profit or loss		—		181	N/A (2)
Net gain from financial assets and liabilities at fair value through profit or loss (under IAS 39)		41		—	N/A (2)
Net other operating income (expense)		31		(98)	N/M (3)
General and administrative expenses		(629)		(789)	25.4
Provision for credit losses		(9)		(14)	55.6
Net other non-operating revenue		11		7	(36.4)

Profit before income tax		512		367	(28.3)
Tax expense		(181)		(105)	(42.0)

Profit for the year	￦	330	￦	262	(20.8)%

(1)	Income statement data for 2017 represents such data for KB Insurance for the period after it became our consolidated subsidiary in May 2017.
(2)	“N/A” means not applicable.
(3)	“N/M” means not meaningful.

Comparison of 2018 to 2017

Our profit before income tax for this segment decreased 28.3% from ￦512 billion in 2017 to ￦367 billion in 2018.

Interest income attributable to this segment increased 32.5% from ￦465 billion in 2017 to ￦616 billion in 2018, primarily due to an increase in the average volume of financial investments and loans, mainly reflecting the full-year effect of the addition of KB Insurance as a consolidated subsidiary in May 2017.

Net insurance income attributable to this segment decreased 12.7% from ￦700 billion in 2017 to ￦611 billion in 2018, primarily due to an increase in insurance expenses, mainly reflecting an increase in insurance claims paid on long-term and automobile insurance policies, which outpaced an increase in insurance income.

Net fee and commission expense attributable to this segment increased 50.0% from ￦98 billion in 2017 to ￦147 billion in 2018, due mainly to an increase in the commissions paid to insurance agents, primarily reflecting the full-year effect of the addition of KB Insurance as a consolidated subsidiary in May 2017.

Net gain from financial assets and liabilities at fair value through profit or loss attributable to this segment increased from a net gain under IAS 39 of ￦41 billion in 2017 to a net gain of ￦181 billion in 2018, primarily as a result of an increase in dividend income from beneficiary certificates, which reflected the reclassification of such beneficiary certificates from available-for-sale financial assets in 2017 under IAS 39 to financial assets at fair value through profit or loss in 2018 under IFRS 9.

Net other operating income (expense) attributable to this segment changed from an income of ￦31 billion in 2017 to an expense of ￦98 billion in 2018, due mainly to a decrease in net gain on derivatives held for fair value hedging and a decrease in dividend income from beneficiary certificates, which reflected the reclassification of such beneficiary certificates under IFRS 9, as discussed above. Such decreases were offset in part by an increase in net gain on foreign exchange transactions.

General and administrative expenses attributable to this segment increased 25.4% from ￦629 billion in 2017 to ￦789 billion in 2018, principally due to an increase in salary expenses, mainly reflecting the full-year effect of the addition of KB Insurance as a consolidated subsidiary in May 2017.

Provision for credit losses increased 55.6% from ￦9 billion in 2017 to ￦14 billion in 2018, primarily due to an increase in provisions relating to insurance premium receivables, mainly as a result of an increase in the volume of such receivables.

Net other non-operating revenue attributable to this segment decreased 36.4% from ￦11 billion in 2017 to ￦7 billion in 2018, principally due to an increase in donations.

Other

“Other” includes the operations of our holding company and all of our subsidiaries that were consolidated under IFRS as issued by the IASB as of December 31, 2018 except Kookmin Bank, KB Kookmin Card, KB Securities (including its predecessor entities), KB Life Insurance and KB Insurance, including principally KB Asset Management, KB Real Estate Trust, KB Investment, KB Credit Information, KB Data System, KB Savings Bank and KB Capital. See “—Overview—Acquisitions.” The following table shows, for the periods indicated, our income statement data for this segment:

	Year Ended December 31,						Percentage Change
	2016		2017		2018		2017/2016	2018/2017
	(in billions of Won)						(%)
Income statement data
Interest income	￦	519	￦	602	￦	645	16.0%	7.1%
Interest expense		(219)		(286)		(354)	30.6	23.8
Net fee and commission income		213		253		386	18.8	52.6
Net gain from financial assets and liabilities at fair value through profit or loss		—		—		89	N/A (1)	N/A	(1)
Net gain (loss) from financial assets and liabilities at fair value through profit or loss (under IAS 39)		(9)		1		—	N/M (2)	N/A	(1)
Net other operating income (expense)		53		(53)		(137)	N/M (2)	158.5
General and administrative expenses		(267)		(292)		(309)	9.4	5.8
Provision for credit losses		(43)		(63)		(124)	46.5	96.8
Share of profit of associates		157		6		3	(96.2)	(50.0)
Net other non-operating revenue		—		7		17	N/A (1)	142.9

Profit before income tax		404		175		216	(56.7)	23.4
Tax expense(3)		(66)		(62)		(88)	(6.1)	41.9

Profit for the year	￦	338	￦	113	￦	128	(66.6)	13.3

(1)	“N/A” means not applicable.
(2)	“N/M” means not meaningful.
(3)

Represents income tax attributable to our holding company and all of our subsidiaries that were consolidated under IFRS as issued by the IASB except Kookmin Bank, KB Kookmin Card, KB Securities (including its predecessor entities), KB Life Insurance and KB Insurance.

Comparison of 2018 to 2017

Our profit before income tax for this segment increased 23.4% from ￦175 billion in 2017 to ￦216 billion in 2018.

Interest income attributable to this segment increased 7.1% from ￦602 billion in 2017 to ￦645 billion in 2018. This increase was primarily due to an increase in interest income on loans of KB Capital.

Interest expense attributable to this segment increased 23.8% from ￦286 billion in 2017 to ￦354 billion in 2018, mainly due to an increase in interest expense on debentures of KB Capital and our holding company.

Net fee and commission income attributable to this segment increased 52.6% from ￦253 billion in 2017 to ￦386 billion in 2018, principally reflecting an increase in automobile rental and lease fees received by KB Capital, as well as increases in trust and other fiduciary fees received by KB Real Estate Trust.

Net gain from financial assets and liabilities at fair value through profit or loss attributable to this segment increased from a net gain under IAS 39 of ￦1 billion in 2017 to a net gain of ￦89 billion in 2018, primarily as a result of an increase in net gain on valuation of equity securities held by KB Investment, which reflected the reclassification of such securities from available-for-sale financial assets in 2017 under IAS 39 to financial assets at fair value through profit or loss in 2018 under IFRS 9.

Net other operating expense attributable to this segment increased 158.5% from ￦53 billion in 2017 to ￦137 billion in 2018, which mainly reflected an increase in depreciation expenses with respect to leased assets of KB Capital.

General and administrative expenses attributable to this segment increased 5.8% from ￦292 billion in 2017 to ￦309 billion in 2018, principally due to increases in depreciation and amortization expenses of real estate funds included in this segment and service fees paid by our holding company.

Provision for credit losses increased 96.8% from ￦63 billion in 2017 to ￦124 billion in 2018, primarily due to an increase in provision for loan losses for KB Capital and KB Real Estate Trust.

Share of profit of associates attributable to this segment decreased 50.0% from ￦6 billion in 2017 to ￦3 billion in 2018, mainly reflecting a decrease in profits of equity-method investees of KB Investment.

Net other non-operating revenue attributable to this segment increased 142.9% from ￦7 billion in 2017 to ￦17 billion in 2018, principally reflecting an increase in rental income of real estate funds included in this segment.

Comparison of 2017 to 2016

Our profit before income tax for this segment decreased 56.7% from ￦404 billion in 2016 to ￦175 billion in 2017.

Interest income attributable to this segment increased 16.0% from ￦519 billion in 2016 to ￦602 billion in 2017. This increase was primarily due to an increase in interest income on loans of KB Capital.

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

Net gain (loss) from financial assets and liabilities at fair value through profit or loss under IAS 39 attributable to this segment changed from a net loss of ￦9 billion in 2016 to a net gain of ￦1 billion in 2017, primarily as a result of an increase in net gain related to financial instruments held-for-trading of securities funds included in this segment.

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

Item 5.B.	Liquidity and Capital Resources

Financial Condition

Assets

The following table sets forth, as of the dates indicated, the principal components of our assets:

	As of December 31,						Percentage Change
	2016		2017		2018		2017/2016	2018/2017
	(in billions of Won)						(%)
Cash and due from financial institutions	￦	17,885	￦	19,818	￦	20,274	10.8%	2.3%
Financial assets at fair value through profit or loss		—		—		50,988	N/A (1)	N/A (1)
Financial assets at fair value through profit or loss (under IAS 39)		27,858		32,227		—	15.7	N/A (1)
Derivative financial assets		3,382		3,310		2,026	(2.1)	(38.8)
Financial investments		45,148		66,608		61,665	47.5	(7.4)
Loans:
Loans to banks		5,543		5,315		3,484	(4.1)	(34.4)

Loans to customers other than banks:
Loans in Won		231,924		252,645		276,859	8.9	9.6
Loans in foreign currencies		2,758		3,200		4,970	16.0	55.3
Domestic import usance bills		2,963		2,129		2,817	(28.1)	32.3
Off-shore funding loans		560		731		845	30.5	15.6
Call loans		264		335		1,474	26.9	340.0
Bills bought in Won		6		4		3	(33.3)	(25.0)
Bills bought in foreign currencies		2,834		3,876		3,427	36.8	(11.6)
Guarantee payments under payment guarantee		11		6		4	(45.5)	(33.3)
Credit card receivables in Won		13,526		15,201		17,346	12.4	14.1
Credit card receivables in foreign currencies		4		4		8	—	100.0
Bonds purchased under repurchase agreements		1,244		1,198		3,342	(3.7)	179.0
Privately placed bonds		1,468		1,995		823	35.9	(58.7)
Factored receivables		829		53		6	(93.6)	(88.7)
Lease receivables		1,537		1,834		1,795	19.3	(2.1)
Loans for installment credit		2,293		3,707		4,608	61.7	24.3

Total loans to customers other than banks		262,221		286,918		318,327	9.4	10.9
Less:
Allowances for loan losses		(2,278)		(2,110)		(2,609)	(7.4)	23.6

Total loans, net		265,486		290,123		319,202	9.3	10.0
Property and equipment		3,627		4,202		4,271	15.9	1.6
Other assets(2)		12,288		20,498		21,161	66.8	3.2

Total assets	￦	375,674	￦	436,786	￦	479,588	16.3	9.8

(1)	“N/A” means not applicable.
(2)	Includes investments in associates and joint ventures, investment properties, intangible assets, current income tax assets, deferred income tax assets, assets held for sale and other assets.

For further information on our assets, see “Item 4.B. Business Overview—Assets and Liabilities.”

Comparison of 2018 to 2017

Our total assets increased 9.8% from ￦436,786 billion as of December 31, 2017 to ￦479,588 billion as of December 31, 2018, principally due to a 9.6% increase in loans in Won from ￦252,645 billion as of December 31, 2017 to ￦276,859 billion as of December 31, 2018, as well as an increase in financial assets at fair value through profit or loss from ￦32,227 billion under IAS 39 as of December 31, 2017 to ￦50,988 billion as of December 31, 2018.

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

Liabilities and Equity

The following table sets forth, as of the dates indicated, the principal components of our liabilities and our equity:

	As of December 31,						Percentage Change
	2016		2017		2018		2017/2016	2018/2017
	(in billions of Won)						(%)
Liabilities:
Financial liabilities at fair value through profit or loss	￦	—	￦	—	￦	15,327	N/A (1)	N/A	(1)
Financial liabilities at fair value through profit or loss (under IAS 39)		12,123		12,023		—	(0.8)%	N/ A	(1)
Deposits		239,731		255,800		276,770	6.7	8.2
Debts		26,251		28,821		33,005	9.8	14.5
Debentures		34,992		44,993		53,279	28.6	18.4
Provisions		538		568		526	5.6	(7.4)
Insurance contract liabilities		7,291		31,801		33,413	336.2	5.1
Other liabilities(2)		23,487		28,735		31,556	22.3	9.8

Total liabilities		344,413		402,741		443,875	16.9	10.2

Equity:
Capital stock		2,091		2,091		2,091	—	—
Capital surplus		16,995		17,122		17,122	0.7	—
Accumulated other comprehensive income		405		538		178	32.8	(66.9)
Retained earnings		12,229		15,044		17,282	23.0	14.9
Treasury shares		(722)		(756)		(969)	4.7	28.2

Equity attributable to stockholders		30,998		34,039		35,704	9.8	4.9
Non-controlling interests		263		6		9	(97.7)	50.0

Total equity		31,261		34,045		35,713	8.9	4.9

Total liabilities and equity	￦	375,674	￦	436,786	￦	479,588	16.3	9.8

(1)	“N/A” means not applicable.
(2)	Includes derivative financial liabilities, current income tax liabilities, deferred income tax liabilities, defined benefit liabilities and other liabilities.

Comparison of 2018 to 2017

Our total liabilities increased 10.2% from ￦402,741 billion as of December 31, 2017 to ￦443,875 billion as of December 31, 2018. The increase was primarily due to an 8.2% increase in deposits from ￦255,800 billion as of December 31, 2017 to ￦276,770 billion as of December 31, 2018, as well as a 18.4% increase in debentures from ￦44,993 billion as of December 31, 2017 to ￦53,279 billion as of December 31, 2018. Our deposits increased mainly as a result of an increase in time deposits.

Our total equity increased 4.9% from ￦34,045 billion as of December 31, 2017 to ￦35,713 billion as of December 31, 2018. This increase resulted principally from an increase in our retained earnings, which was attributable mainly to the profit we generated in 2018.

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

Our total equity increased 8.9% from ￦31,261 billion as of December 31, 2016 to ￦34,045 billion as of December 31, 2017. This increase resulted principally from an increase in our retained earnings, which was attributable mainly to the profit we generated in 2017.

Liquidity

Our primary source of funding has historically been and continues to be deposits. Deposits amounted to ￦239,731 billion, ￦255,800 billion and ￦276,770 billion as of December 31, 2016, 2017 and 2018, which represented approximately 79.7%, 77.6% and 76.2% of our total funding, respectively. We have been able to use customer deposits to finance our operations generally, including meeting a portion of our liquidity requirements. Although the majority of deposits are short-term, it has been our experience that the majority of our depositors generally roll over their deposits at maturity, thus providing us with a stable source of funding. However, in the event that a substantial number of our depositors do not roll over their deposits or otherwise decide to withdraw their deposited funds, we would need to place increased reliance on alternative sources of funding, some of which may be more expensive than customer deposits, in order to finance our operations. See “Item 3.D. Risk Factors—Risks relating to liquidity and capital management—Our funding is highly dependent on short-term deposits, which dependence may adversely affect our operations.” In particular, we may increase our utilization of alternative funding sources such as short-term borrowings and cash and cash equivalents (including funds from maturing loans), as well as liquidating our positions in financial assets and using the proceeds to fund parts of our operations, as necessary.

We also obtain funding through debentures and debts to meet our liquidity needs. Debentures represented 11.6%, 13.7% and 14.7% of our total funding as of December 31, 2016, 2017 and 2018, respectively. Debts represented 8.7% of our total funding as of December 31, 2016 and 2017 and 9.1% of our total funding as of December 31, 2018. For further information on our sources of funding, see “Item 4.B. Business Overview—Assets and Liabilities—Funding.”

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

We are exposed to liquidity risk arising from withdrawals of deposits, payments of insurance contract claims and refunds, and maturities of our debentures and debts, as well as the need to fund our lending, trading and investment activities (including our capital expenditures) and the management of our trading positions. The goal of liquidity management is for us to be able, even under adverse conditions, to meet all of our liability repayments on time and fund all investment opportunities. For an explanation of how we manage our liquidity risk, see “Item 11. Quantitative and Qualitative Disclosures about Market Risk—Liquidity Risk Management.” In March 2016, we entered into a land purchase agreement for the purchase of a site located in Yeouido, Seoul, on which we plan to construct a new headquarters building for Kookmin Bank. We anticipate that our total capital expenditures for the construction of the building, which is scheduled to be completed in 2020, will amount to approximately ￦425 billion, of which an aggregate amount of ￦171 billion was incurred as of December 31, 2018. In addition, in August 2016, we entered into a land purchase agreement for the purchase of a site located in Gimpo, in the outskirts of Seoul, in order to construct a new IT center for Kookmin Bank. We anticipate that our total capital expenditures for the construction of the IT center, which is scheduled to be completed in 2019, will amount to approximately ￦229 billion, of which an aggregate amount of ￦78 billion was incurred as of December 31, 2018.

We are a financial holding company, and substantially all of our operations are in our subsidiaries. Accordingly, we rely on distributions from our subsidiaries (as well as associates), direct borrowings and issuances of debt and equity securities to fund our liquidity obligations at the holding company level. We received aggregate dividends of ￦695 billion, ￦710 billion and ￦1,090 billion from our subsidiaries and associates in 2016, 2017 and 2018, respectively. See “Item 3.D. Risk Factors—Risks relating to our financial holding company structure and strategy.”

Asset Encumbrance

Part of our future funding and collateral needs are supported by assets readily available and unrestricted. The following table sets forth our assets that are available and those that are encumbered and not available to support our future funding and collateral needs as of December 31, 2018.

	December 31, 2018
					Unencumbered Assets
	Assets		Encumbered Asset(1)		Readily Available(2)		Other
	(in billions of Won)
On-balance sheet
Cash and due from financial institutions	￦	20,274	￦	3,783	￦	15,117	￦	1,374
Financial assets at fair value through profit or loss		50,988		19,215		3,936		27,837
Derivative financial assets		2,026		—		—		2,026
Loans		319,202		5,840		—		313,362
Financial investments		61,665		7,174		37,963		16,528
Investments in associates and joint ventures		505		—		—		505
Property and equipment		4,272		209		—		4,063
Investment property		2,120		600		—		1,520
Intangible assets		2,756		—		—		2,756
Current income tax assets		10		—		—		10
Deferred income tax assets		4		—		—		4
Assets held for sale		17		—		—		17
Other assets		15,749		5		—		15,744

Total on-balance sheet	￦	479,588	￦	36,826	￦	57,016	￦	385,746

Off-balance sheet
Fair value of securities accepted as collateral	￦	3,547	￦	—	￦	3,547	￦	—

Total off-balance sheet	￦	3,547	￦	—	￦	3,547	￦	—

(1)	Represent assets that have been pledged as collateral against an existing liability or are otherwise restricted in their use to secure funding.
(2)	Represent those on- and off-balance sheet assets that are not otherwise encumbered, and which are in freely transferable form.

Contractual Cash Obligations

The following table sets forth our contractual cash obligations (excluding short-term borrowings) as of December 31, 2018.

	Payments Due by Period
	Total		1 Year or Less		1-3 Years		3-5 Years		More Than 5 Years
	(in billions of Won)
Long-term borrowing obligations(1)(2)	￦	58,218	￦	17,278	￦	25,218	￦	12,069	￦	3,653
Operating lease obligations(3)		591		179		214		86		112
Capital lease obligations		11		7		4		—		—
Pension obligations		207		207		—		—		—
Deposits(2)(4)		158,652		144,792		8,983		2,268		2,609

Total	￦	217,679	￦	162,463	￦	34,419	￦	14,423	￦	6,374

(1)	Includes debt and debentures with original maturities of one year or more.
(2)

Includes estimated future interest payments, which have been estimated using contractual interest rates and scheduled contractual maturities of the outstanding debt obligations and borrowings as of December 31, 2018. In order to calculate future interest payments on debt with floating rates, we used contractual interest rates as of December 31, 2018.

(3)	This line item is not included within our consolidated statements of financial position.
(4)	Excluding demand deposits.

Commitments and Guarantees

The following table sets forth our commitments and guarantees as of December 31, 2018. These commitments and guarantees are not included within our consolidated statements of financial position.

	Payments Due by Period
	Total		1 Year or Less		1-3 Years		3-5 Years		More Than 5 Years
	(in billions of Won)
Financial guarantees(1)	￦	3,627	￦	713	￦	2,547	￦	258	￦	109
Confirmed acceptances and guarantees		4,845		3,302		1,466		75		2
Commitments		138,590		107,659		7,820		1,425		21,686

Total	￦	147,062	￦	111,674	￦	11,833	￦	1,758	￦	21,797

(1)

Includes ￦2,884 billion of irrevocable commitments to provide contingent liquidity credit lines to special purpose entities for which we serve as the administrator. See Note 40 of the notes to our consolidated financial statements.

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

As of December 31, 2018, Kookmin Bank’s total Tier I and Tier II capital adequacy ratio was 15.52%.

The following table sets forth a summary of Kookmin Bank’s capital and capital adequacy ratios as of December 31, 2016, 2017 and 2018, based on applicable regulatory reporting standards.

	As of December 31,
	2016		2017		2018
	(in billions of Won, except percentages)
Tier I capital:	￦	22,343	￦	24,040	￦	25,568
Common equity Tier I capital		22,343		24,040		25,568
Paid-in capital		2,022		2,022		2,022
Capital reserves		5,220		5,220		5,219
Retained earnings		15,588		17,404		19,311
Non-controlling interests in consolidated subsidiaries		—		—		—
Others		(487)		(606)		(984)
Additional Tier I capital		—		—		—
Tier II capital:		2,236		1,873		2,126
Revaluation reserves		—		—		—
Allowances for credit losses(1)		49		51		69
Hybrid debt		9		—		—
Subordinated debt		2,178		1,822		2,057
Valuation gain on financial investments		—		—		—
Others		—		—		—

Total core and supplementary capital		24,579		25,913		27,694
Risk-weighted assets		150,648		161,825		178,433
Credit risk:
On-balance sheet		126,988		139,448		154,189
Off-balance sheet		9,482		6,511		9,504
Market risk		3,884		5,747		4,748
Operational risk		10,295		10,119		9,992
Total Tier I and Tier II capital adequacy ratio		16.32%		16.01%		15.52%
Tier I capital adequacy ratio		14.83%		14.86%		14.33%
Common equity Tier I capital adequacy ratio		14.83%		14.86%		14.33%
Tier II capital adequacy ratio		1.48%		1.16%		1.19%

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

The following table sets forth a summary of our consolidated capital adequacy ratio as of December 31, 2016, 2017 and 2018, based on applicable regulatory reporting standards.

	As of December 31,
	2016		2017		2018
	(in billions of Won)
Tier I capital
Common equity Tier I capital	￦	29,014	￦	31,059	￦	32,994
Additional Tier I capital		251		—		—

Total Tier I capital	￦	29,265	￦	31,059	￦	32,994
Tier II capital		1,839		1,342		1,482

Risk-weighted assets	￦	203,649	￦	212,777	￦	236,099

Total Tier I and Tier II capital adequacy ratio		15.27%		15.23%		14.60%
Tier I capital adequacy ratio		14.37%		14.60%		13.97%
Common equity Tier I capital adequacy ratio		14.25%		14.60%		14.60%
Tier II capital adequacy ratio		0.90%		0.63%		0.63%

Recent Accounting Pronouncements

See Note 2.1 of the notes to our consolidated financial statements for a description of other recent accounting pronouncements under IFRS as issued by the IASB that have been issued but are not yet effective.

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

Jong Kyoo Yoon is our chairman and chief executive officer. He has been an executive director since November 2014. He previously served as the president and chief executive officer of Kookmin Bank, our deputy president, chief financial officer and chief risk management officer, a senior advisor of Kim & Chang, a senior executive vice president, chief financial officer and chief strategic officer of Kookmin Bank and a senior partner of Samil PricewaterhouseCoopers Korea. Mr. Yoon received a B.A. in business administration from Sungkyunkwan University, an M.B.A. from Seoul National University and a Ph.D. in business administration from Sungkyunkwan University.

Non-standing Director

The table below identifies our non-standing director as of the date of this annual report:

Name	Date of Birth	Position	Director Since	End of Term
Yin Hur	December 19, 1961	Non-standing director; President and Chief Executive Officer of Kookmin Bank	November 21, 2017	March 22, 2020

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

The table below identifies our non-executive directors as of the date of this annual report:

Name	Date of Birth	Position	Director Since	Date Term Ends(1)
Suk Ryul Yoo	April 21, 1950	Chairman of the Board and Non-executive Director	March 27, 2015	March 26, 2020
Stuart B. Solomon	July 17, 1949	Non-executive Director	March 24, 2017	March 26, 2020
Suk Ho Sonu	September 16, 1951	Non-executive Director	March 23, 2018	March 22, 2020
Myung Hee Choi	February 22, 1952	Non-executive Director	March 23, 2018	March 22, 2020
Kouwhan Jeong	September 30, 1953	Non-executive Director	March 23, 2018	March 22, 2020
Kyung Ho Kim	December 21, 1954	Non-executive Director	March 27, 2019	March 26, 2021
Jae Ha Park	November 25, 1957	Non-executive Director	March 27, 2015	March 26, 2020

(1)	The date on which each term will end will be the date of the general stockholders’ meeting in the relevant year unless otherwise specified.

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

Suk Ho Sonu has been a non-executive director since March 2018. Mr. Sonu previously served as a visiting professor at Seoul National University Business School, the dean of Hongik Graduate School of Business Administration, president of the Korea Money and Finance Association and president of the Korea Finance Association. Mr. Sonu received a B.A. in applied mathematics from Seoul National University, an M.B.A. from the Kellogg School of Management of Northwestern University and a Ph.D. in finance from the Wharton School of the University of Pennsylvania.

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

Kyung Ho Kim has been a non-executive director since March 2019. He is currently a professor at Hongik University School of Business. Mr. Kim previously served as the vice president of Hongik University, an outside director of Shinhan Investment Corp., an outside director of Citibank Korea Inc., a vice chairman of the Korea Accounting Standards Board and president of the Korea Association for Government Accounting. Mr. Kim received a B.A. in business administration from Seoul National University and an M.S. and a Ph.D. in management from Purdue University.

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

Executive Officers

The table below identifies our executive officers who are not executive directors as of the date of this annual report:

Name	Date of Birth	Position
Ki-Hwan Kim	March 20, 1963	Deputy President and Chief Finance Officer
Pil Kyu Im	March 20, 1964	Deputy President and Chief Human Resources Officer
Kyung Yup Cho	September 9, 1961	Deputy President; KB Research
Young Hyuk Jo	April 22, 1963	Deputy President; Audit Department
Chang Kwon Lee	November 15, 1965	Senior Managing Director and Chief Strategy Officer
Hyun Jin Shin	February 10, 1965	Senior Managing Director and Chief Risk Management Officer
Nam Hoon Cho	June 28, 1968	Managing Director and Chief Global Strategy Officer
Chan Il Park	March 19, 1963	Managing Director and Chief Compliance Officer
Soon Bum Kwon	October 20, 1966	Managing Director
Jeong Rim Park	November 27, 1963	Head of Capital Markets Business Unit
Jong Hee Yang	June 10, 1961	Head of Insurance Business Unit
Dong Cheol Lee	October 4, 1961	Head of Retail Customer Business Unit
Bo Youl Oh	January 25, 1962	Head of Corporate and Investment Banking Business Unit
Young Gil Kim	January 3, 1963	Head of Wealth Management Business Unit
Deok Soon Shin	February 20, 1963	Head of Small and Medium Enterprise Business Unit
Chai Hyun Sung	September 12, 1965	Chief Public Relation Officer
Dong Whan Han	January 30, 1965	Chief Digital Innovation Officer
Woo Yeul Lee	November 21, 1964	Chief Information Technology Officer
Jin Soo Yoon	February 29, 1964	Chief Data Officer
Jin Gyu Maeng	January 15, 1966	General Manager of Planning and Coordination Office

None of the executive officers has any significant activities outside KB Financial Group.

Ki-Hwan Kim is a deputy president and our chief finance officer. Mr. Kim previously served as our chief risk management officer and as a managing director of Kookmin Bank’s consumer protection group. He received a B.A. in economics from Seoul National University.

Pil Kyu Im is a deputy president and our chief human resources officer. He previously served as our chief compliance officer and as the branch manager of Kookmin Bank’s Gwanghwamoon branch and Star Tower branch. Mr. Im received a B.A. in agricultural economics from Korea University.

Kyung Yup Cho is a deputy president and heads KB Research. He previously served as a senior editor at MaeKyung Media Group and the head of financial news, political news, social affairs and international news at Maeil Business Newspaper. Mr. Cho received a B.A. and a Ph.D. in business administration from Yonsei University.

Young Hyuk Jo is a deputy president and heads the Audit Department. He previously served as the head of Kookmin Bank’s Ansan financial center branch. Mr. Jo received a B.A. in economics from Dong-A University.

Chang Kwon Lee is a senior managing director and our chief strategy officer. He previously served as a general manager of KB Kookmin Card’s strategic planning department. Mr. Lee received a B.A. in applied statistics from Korea University.

Hyun Jin Shin is a senior managing director and our chief risk management officer. He previously served as a chief risk management officer of KB Insurance and as the general manager of our risk management department. Mr. Shin received a B.A. in economics from Korea University and an M.B.A. from the Korea Advanced Institute of Science and Technology.

Nam Hoon Cho is a managing director and our chief global strategy officer. He previously served as a managing director of KB Securities’ global business division and management supporting division. Mr. Cho received a B.A. in economics from Sungkyunkwan University.

Chan Il Park is a managing director and our chief compliance officer. He previously served as the head of Kookmin Bank’s Guro-dong financial center branch and Seoyeouido branch.

Soon Bum Kwon is a managing director. He previously served as an executive secretary for our company and Kookmin Bank, as well as a general manager of Kookmin Bank’s human resources department. Mr. Kwon received a B.A. in science of public administration from Korea University.

Jeong Rim Park is the head of our capital markets business unit and also serves as the chief executive officer of KB Securities. She previously served as a senior executive vice president of Kookmin Bank and the head of its wealth management group, as well as a deputy president of KB Securities in charge of its wealth management division. Ms. Park received a B.A. in business administration and an M.B.A. from Seoul National University.

Jong Hee Yang is the head of our insurance business unit and also serves as the chief executive officer of KB Insurance. He previously served as a deputy president in charge of our finance, human resources and investor relations divisions. Mr. Yang received a B.A. in history from Seoul National University.

Dong Cheol Lee is the head of our retail customer business unit and also serves as the chief executive officer of KB Kookmin Card. He previously served as a deputy president in charge of our strategy planning department. Mr. Lee received a B.A. in law from Korea University.

Bo Youl Oh is the head of our corporate and investment banking business unit. He also serves as a senior executive vice president of Kookmin Bank and heads its corporate investment banking customer group, as well as a deputy president of KB Securities in charge of its investment banking division. He previously served as the head of Kookmin Bank’s credit analysis division and corporate analysis department. Mr. Oh received a B.A. in global management from Hanyang Cyber University.

Young Gil Kim is the head of our wealth management business unit. He also serves as a senior managing director of Kookmin Bank’s wealth management group and as a deputy president of KB Securities’ wealth management division. He previously served as the head of Kookmin Bank’s investment product & service division. Mr. Kim received a B.S. in statistical computation from Chungnam National University.

Deok Soon Shin is the head of our small and medium enterprise business unit. He also serves as a senior managing director of Kookmin Bank’s small and medium enterprise customer group. He previously served as the representative of Kookmin Bank’s southern regional sales group. Mr. Shin received a B.A. in trade from Kyunghee University.

Chai Hyun Sung is our chief public relation officer. He also serves as a senior managing director of Kookmin Bank and heads its consumer brand strategy group. He previously served as our chief human resources officer and as an executive secretary for our company and Kookmin Bank. Mr. Sung received a B.A. in accounting from Chonbuk National University.

Dong Whan Han is our chief digital innovation officer. He also serves as a senior managing director of Kookmin Bank’s digital business group. He previously served as the head of our office of the board of directors and a general manager of Kookmin Bank’s strategic planning department. Mr. Han received an M.S. in geography from Seoul National University and an M.B.A. from the University of Washington.

Woo Yeul Lee is our chief information technology officer. He also serves as a senior managing director of Kookmin Bank’s information technology group. He previously served as the representative of Kookmin Bank’s northern regional sales group. Mr. Lee received a B.A. in agricultural economics from Korea University.

Jin Soo Yoon is our chief data officer. He also serves as a senior managing director of the data strategy division at Kookmin Bank and KB Kookmin Card. He previously served as the head of N division of Hyundai Card Co., Ltd. and Hyundai Capital Services, Inc. Mr. Yoon received a B.S. in computer science from Seoul National University and an M.S. and a Ph.D. from the Korea Advanced Institute of Science and Technology.

Jin Gyu Maeng is a general manager of our planning and coordination office. He also serves as a general manager of Kookmin Bank’s planning and coordination office. He previously served as the head of Kookmin bank’s Yeouido financial center branch. Mr. Maeng received a B.A. in economics from Dongguk University.

Item 6.B.	Compensation

The aggregate remuneration paid and benefits-in-kind granted, excluding stock grants, by us and our subsidiaries to our chairman and chief executive officer, our other executive and non-standing directors, our non-executive directors and our executive officers for the year ended December 31, 2018 was ￦13,694 million. For the year ended December 31, 2018, we set aside ￦470 million for allowances for severance and retirement benefits for our chairman and chief executive officer, the other executive directors and our executive officers.

The compensation of our directors and executive officers who received total annual compensation exceeding ￦500 million in 2018 was as follows:

Name	Position	Total Compensation in 2018 (in millions of Won)(1)	Incentive Compensation for Payment Subsequent to 2018 (number of shares)(2)
Jong Kyoo Yoon	Chairman and Chief Executive Officer	￦1,952(3)	45,068
Yin Hur	Non-standing director; President and Chief Executive Officer of Kookmin Bank	1,502	7,023
Pil Kyu Im	Deputy President and Chief Human Resources Officer	665	6,561
Kyung Yup Cho	Deputy President; KB Research	818	13,692
Young Hyuk Jo	Deputy President; Audit Department	702	4,605
Jeong Rim Park	Head of Capital Markets Business Unit	1,266(4)	6,562

(1)	Includes annual salary and performance-based incentive payments paid by us and our subsidiaries.

(2)

Consists of performance-based shares expected to be granted by us and our subsidiaries in the future. The actual payment amount will be determined at the time of payment based on the then-current market price of our common shares.

(3)	Also includes a performance-based stock grant pursuant to a performance evaluation over a three-year period from November 21, 2014 to November 20, 2017.
(4)	Also includes retirement payments from Kookmin Bank.

We do not have service contracts with any of our directors or executive officers providing for benefits upon termination of their employment with us.

In 2008, we established a stock grant plan. Pursuant to this plan, we have entered into performance share agreements with certain of our and our subsidiaries’ directors and executive officers, whereby we may grant shares of our common stock (or the equivalent monetary amount based on the market value of such shares) within specified periods as long-term incentive performance shares in accordance with pre-determined performance targets. See “Item 6.E. Share Ownership—Performance Share Agreements.” In 2018, we incurred ￦10,930 million of compensation costs relating to stock grants under such agreements. See Note 31.2 of the notes to our consolidated financial statements included elsewhere in this annual report.

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

Audit Committee

The committee currently consists of four non-executive directors, Suk Ho Sonu, Kouwhan Jeong, Jae Ha Park and Kyung Ho Kim. The chairperson of the Audit Committee is Kyung Ho Kim. The committee oversees our financial reporting and approves the appointment of our independent registered public accounting firm. The committee also reviews our financial information, auditor’s examinations, key financial statement issues, the plans and evaluation of internal control and the administration of our financial affairs by the board of directors. In connection with the general meetings of stockholders, the committee examines the agenda for, and financial statements and other reports to be submitted by, the board of directors to each general meeting of stockholders. The committee holds regular meetings every quarter.

Risk Management Committee

The committee currently consists of four non-executive directors, Stuart B. Solomon, Suk Ho Sonu, Myung Hee Choi and Kyung Ho Kim. The chairperson of the committee is Suk Ho Sonu. The Risk Management

Committee oversees and makes determinations on all issues relating to our comprehensive risk management function. In order to ensure our stable financial condition and to maximize our profits, the committee monitors our overall risk exposure and reviews our compliance with risk policies and risk limits. In addition, the committee reviews risk and control strategies and policies, evaluates whether each risk is at an adequate level, establishes or abolishes risk management divisions and reviews risk-based capital allocations. The committee holds regular meetings every quarter.

Evaluation & Compensation Committee

The committee currently consists of four non-executive directors, Suk Ryul Yoo, Myung Hee Choi, Kouwhan Jeong and Jae Ha Park. The chairperson of the committee is Myung Hee Choi. The Evaluation and Compensation Committee reviews compensation schemes and compensation levels of us and our subsidiaries. The committee is also responsible for deliberating and deciding the compensation of directors, evaluating management’s performance and implementing management training programs, as well as deciding and supervising the performance-based annual salary of the president and the executive officers of us and our subsidiaries. The committee holds regular meetings semi-annually.

Non-executive Director Nominating Committee

The committee currently consists of four non-executive directors, Suk Ryul Yoo, Suk Ho Sonu, Myung Hee Choi and Jae Ha Park. The chairperson of the committee is Jae Ha Park. The committee is responsible for the management and evaluation of a pool of non-executive director candidates and recommendation of the non-executive director candidates to be nominated at the annual general meeting of shareholders.

Audit Committee Member Nominating Committee

The committee is non-standing and currently has no members. The last meeting of the committee was held in February 2019 to nominate new Audit Committee members. The committee oversees the selection of Audit Committee member candidates and recommends them annually sometime prior to the general stockholders meeting. The term of office of its members is from the first meeting of the committee held to nominate the Audit Committee members until the Audit Committee members are appointed.

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

Subsidiaries’ CEO Director Nominating Committee

The committee currently consists of one non-standing director, Yin Hur, and three non-executive directors, Suk Ryul Yoo, Stuart B. Solomon and Kouwhan Jeong, together with our chairman and chief executive officer, Jong Kyoo Yoon. The chairperson of the Subsidiaries’ CEO Director Nominating Committee is Jong Kyoo Yoon. The committee is responsible for candidate cultivation and succession programs for chief executive officers of our subsidiaries. The committee holds regular meetings semi-annually.

Item 6.D.	Employees

As of December 31, 2018, we had a total of 170 full-time employees, excluding 15 executive officers, at our financial holding company.

The following table sets forth information regarding our employees at both our financial holding company and our subsidiaries as of the dates indicated:

		As of December 31,
		2016	2017	2018
KB Financial Group	Full-time employees(1)	159	164	170
	Contractual employees	—	—	—
	Managerial employees	135	147	151
	Members of Korea Financial Industry Union	—	—	—
Kookmin Bank	Full-time employees(1)	19,458	16,925	16,802
	Contractual employees	1,218	1,422	1,309
	Managerial employees	11,023	9,799	9,615
	Members of Korea Financial Industry Union	16,406	14,501	14,697
Other subsidiaries	Full-time employees(1)	8,366	8,231	8,753
	Contractual employees	1,366	1,600	1,290
	Managerial employees	4,467	4,554	4,675
	Members of Korea Financial Industry Union	4,433	6,043	6,005

(1)	Excluding executive officers.

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

In June 2009, we established an employee stock ownership association. All of our employees are eligible to participate in this association. We are not required to, and do not, make cash contributions to this plan. Members of our employee stock ownership association have pre-emptive rights to acquire up to 20% of our shares issued in public offerings by us pursuant to the Financial Investment Services and Capital Markets Act. In August 2009, we offered to members of our employee stock ownership association 6,000,000 of the 30,000,000 new shares of common stock to be issued in our rights offering to our existing shareholders, and the entire amount was subscribed by members of our employee stock ownership association. The employee stock ownership association held 2,490,746 shares of our common stock as of December 31, 2018.

Employees of Kookmin Bank have been eligible to participate in its employee stock ownership association, which will be terminated once all of our common stock held by the association (which the association received following the transfer of Kookmin Bank shares held by it as a result of the comprehensive stock transfer pursuant to which we were established) have been distributed to the relevant Kookmin Bank employees at the requests of such employees following the expiration of the required holding periods. As of December 31, 2018, such employee stock ownership association held 463,615 shares of our common stock.

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

Common Stock

As of March 31, 2019, the persons who are currently our directors or executive officers, as a group, held an aggregate of 42,555 shares of our common stock, representing approximately 0.01% of the issued shares of our common stock as of such date. None of these persons individually held more than 1% of the outstanding shares of our common stock as of such date. The following table presents information regarding our directors and executive officers who beneficially owned our shares as of March 31, 2019:

Name of Executive Officer or Director	Number of Shares of Common Stock
Jong Kyoo Yoon	21,000
Yin Hur	5,062
Ki-Hwan Kim	439
Pil Kyu Im	1,005
Kyung Yup Cho	1,500
Young Hyuk Jo	961
Chang Kwon Lee	500
Hyun Jin Shin	1,000
Nam Hoon Cho	1,000
Chan Il Park	913
Soon Bum Kwon	1,255
Jeong Rim Park	540
Jong Hee Yang	914
Dong Cheol Lee	1,010
Bo Youl Oh	463
Young Gil Kim	152
Deok Soon Shin	1,155
Chai Hyun Sung	1,022
Dong Whan Han	1,100
Woo Yeul Lee	1,064
Jin Gyu Maeng	500

Total	42,555

Performance Share Agreements

Pursuant to a stock grant plan we established in 2008, we have entered into performance share agreements with certain of our and our subsidiaries’ directors and executive officers, pursuant to which we may grant shares of our common stock (or the equivalent monetary amount based on the market value of such shares) within specified periods as long-term incentive performance shares in accordance with pre-determined performance targets. Since January 2010, in accordance with the best practice guidelines for outside directors of banking institutions announced by the Korea Federation of Banks, which have been replaced with the Financial Corporate Governance Code issued by the Financial Services Commission in December 2014, we have not entered into any performance share agreements with our non-executive directors.

Actual disbursements under the performance share agreements with our and our subsidiaries’ directors and executive officers have generally been in the form of cash disbursements of equivalent monetary amounts based on the market value of our shares.

Item 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Item 7.A.	Major Shareholders

The following table presents information regarding the beneficial ownership of our shares at December 31, 2018 by each person or entity known to us to own beneficially more than 5% of our issued and outstanding shares.

Except as otherwise indicated, each stockholder identified by name has:

•	sole voting and investment power with respect to its shares; and

•	record and beneficial ownership with respect to its shares.

Beneficial Owner	Number of Shares of Common Stock	Percentage of Total Outstanding Shares of Common Stock (%)(1)
Korean National Pension Service	39,704,733	9.50%
JPMorgan Chase Bank, N.A.(2)	26,726,442	6.39%

(1)	Calculated based on 418,111,537 shares of our common stock issued as of December 31, 2018.
(2)	As depositary bank.

Other than as set forth above, no other person or entity known by us to be acting in concert, directly or indirectly, jointly or separately, owned 5.0% or more of the issued shares of our common stock or exercised control or could exercise control over us as of December 31, 2018. None of our major stockholders has different voting rights from our other stockholders.

As of December 31, 2018, there were 395,551,297 shares of common stock outstanding. Of the total outstanding shares, 26,726,442 shares were held in the form of ADSs and 96,153,910 shares were held of record in the form of common stock by residents in the United States. As of December 31, 2018, the number of registered holders of our ADSs was 18 and the number of holders of our common stock in the United States was 626.

Item 7.B.	Related Party Transactions

As of December 31, 2018, we had an aggregate of ￦2,340 million in loans outstanding to our executive officers and directors, executive officers and directors of Kookmin Bank and chief executive officers of our other subsidiaries, including family members of such individuals. In addition, as of such date, we had loans outstanding to various companies whose directors or executive officers were serving concurrently as our directors or executive officers. See Note 43 of the notes to our consolidated financial statements included elsewhere in this annual report. All of these loans were made in the ordinary course of business, on substantially the same terms, including interest rate and collateral, as those prevailing at the time for comparable transactions with other persons and did not involve more than the normal risk of collectability or present other unfavorable features.

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

See “Item 18. Financial Statements” and pages F-1 through F-244.

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

In June 2010, Fairfield Sentry Limited, or Fairfield, which is currently in liquidation and whose assets were directly or indirectly invested with Bernard L. Madoff Investment Securities LLC, or BLMIS, filed a lawsuit in the Supreme Court of the State of New York against Kookmin Bank, which acted as a trustee bank for its clients who invested in Fairfield. Fairfield seeks recovery of approximately US$42 million paid to Kookmin Bank by its clients in connection with share redemptions on the ground that such payments were made by mistake, based on inflated values resulting from BLMIS’ fraud. In September 2010, the case was transferred to the United States Bankruptcy Court for the Southern District of New York, which in turn ordered that the case be returned to a state court in September 2011. While the transfer of the case is still pending, the United States Bankruptcy Court for the Southern District of New York issued an opinion in December 2018 holding that the claims against Kookmin Bank were deficient, although an order implementing such opinion has not been entered. Fairfield has filed similar actions against numerous other fund investors to seek recovery of redemption payments.

In May 2012, the trustee appointed for the liquidation of BLMIS filed a lawsuit against Kookmin Bank in the United States Bankruptcy Court for the Southern District of New York. The trustee seeks recovery of approximately US$42 million, the amount of funds that were allegedly redeemed by Kookmin Bank from Fairfield between June 2004 and January 2006. The trustee alleges that Fairfield was a “feeder fund” that invested in BLMIS and that redemptions from such BLMIS feeder fund are avoidable and recoverable under the U.S. Bankruptcy Code and New York law. The United States Bankruptcy Court for the Southern District of New York dismissed the case in March 2017, and the trustee appealed such decision to the United States Court of Appeals for the Second Circuit, which vacated the judgment and remanded the case to the Bankruptcy Court in February 2019, for which Kookmin Bank filed a motion to reconsider. The trustee has filed similar clawback actions against numerous other institutions.

In November 2012, Kookmin Bank filed a lawsuit against the Export-Import Bank of Korea and other creditor financial institutions comprising the creditors’ committee of a Korean shipbuilding company which was a borrower of Kookmin Bank and was in workout. Kookmin Bank voted against extending new credit to such borrower and exercised its appraisal rights. Kookmin Bank sought ￦103 billion as compensation for damages and payment of the purchase price of debt held by Kookmin Bank. In November 2012, the Export-Import Bank of Korea and other creditor financial institutions of the borrower filed a counter lawsuit against Kookmin Bank seeking ￦46 billion in damages in connection with the borrower’s debt restructuring plan. In August 2014, the Seoul Central District Court ruled partially in favor of Kookmin Bank in its lawsuit against the Export-Import Bank of Korea and other creditor financial institutions of the borrower, but ruled against Kookmin Bank in the counter lawsuit brought against Kookmin Bank. Both cases were appealed to the Seoul High Court, which dismissed the appeals in February 2016. Both cases were further appealed to the Supreme Court of Korea, which dismissed the appeals in early 2019.

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

In connection with the misappropriation incident, as of December 31, 2018, certain of KB Kookmin Card’s customers had filed a total of 113 lawsuits against KB Kookmin Card with the aggregate amount of claimed damages amounting to approximately ￦6.9 billion. The final outcome of such lawsuits remains uncertain. In addition, KB Kookmin Card could become subject to additional litigation and may incur significant costs relating to the compensation of customers for losses incurred as a result of the fraudulent use of the misappropriated personal information.

In February 2018, pursuant to a request by the Financial Supervisory Service, the Supreme Prosecutors’ Office of Korea commenced an investigation into alleged irregularities in hiring practices at certain Korean banks, including Kookmin Bank. According to the allegations made by the Financial Supervisory Service, Kookmin Bank unfairly gave favorable treatment to certain individuals, including relatives of the former president of Kookmin Bank (our current chairman and chief executive officer) and our former non-executive director, in connection with their hiring in 2015 and 2016. Following the investigation, in October 2018, the Seoul Southern District Court sentenced four current and former Kookmin Bank employees involved in such hiring to probation and ordered Kookmin Bank to pay a fine in the amount of ￦5 million. The individuals and Kookmin Bank have since appealed such ruling to the Seoul High Court.

In May 2008, Kookmin Bank, in its capacity as a trustee for, and pursuant to instructions from, an asset management company, facilitated the investment of ￦53.9 billion (in the form of a loan) by a real estate fund managed by such asset management company to a real estate developer in Cambodia. Upon the failure of such real estate developer to repay such loan in 2012, Kookmin Bank obtained four orders of provisional attachment from 2014 to 2017 with respect to properties in Cambodia owned by the real estate developer, in accordance with instructions from the asset management company. The property that had been subject to the first provisional attachment was changed in February 2014, and the second to fourth provisional attachments were canceled in February 2017. Subsequently, the real estate developer filed two lawsuits against Kookmin Bank in Cambodian courts for damages in the amount of US$12.1 million and US$44.4 million, respectively, on the ground that the provisional attachments were excessive. The first lawsuit is currently pending in the Cambodian supreme court, following the issuance of rulings against Kookmin Bank by the trial court and the appellate court in December 2017 and September 2018, respectively, while the second lawsuit is currently pending in the appellate court, following the issuance of a ruling against Kookmin Bank by the trial court in October 2018.

Dividends

Dividends must be approved by the stockholders at the annual general meeting of stockholders. Cash dividends may be paid out of retained earnings that have not been appropriated to statutory reserves. See “Item 10.B. Memorandum and Articles of Association—Description of Capital Stock—Dividends and Other Distributions.”

The table below sets forth, for the periods indicated, the dividend per share of common stock and the total amount of dividends declared and paid by us in respect of the years ended December 31, 2016, 2017 and 2018.

The dividends set out for each of the years below were paid within 30 days after our annual stockholders meeting, which was held no later than March of the following year.

Fiscal Year	Dividends per Common Share(1)				Dividends per Preferred Share		Total Amount of Cash Dividends Paid
							(in millions of Won)
2016(2)	￦	1,250	US$	1.04	—	—	￦ 497,969
2017(3)		1,920		1.80	—	—	766,728
2018(4)		1,920		1.73	—	—	759,736

(1)	Won amounts are expressed in U.S. dollars at the noon buying rate in effect at the end of the relevant periods as quoted by the Federal Reserve Bank of New York in the United States.
(2)

On February 9, 2017, our board of directors passed a board resolution recommending a cash dividend of ￦1,250 per common share (before dividend tax), representing 25.0% of the par value of each share, for the fiscal year ended December 31, 2016. This resolution was approved and ratified by our stockholders on March 24, 2017.

(3)

On February 8, 2018, our board of directors passed a board resolution recommending a cash dividend of ￦1,920 per common share (before dividend tax), representing 38.4% of the par value of each share, for the fiscal year ended December 31, 2017. This resolution was approved and ratified by our stockholders on March 23, 2018.

(4)

On February 8, 2019, our board of directors passed a board resolution recommending a cash dividend of ￦1,920 per common share (before dividend tax), representing 38.4% of the par value of each share, for the fiscal year ended December 31, 2018. This resolution was approved and ratified by our stockholders on March 27, 2019.

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

Principal Trading Market

The principal trading market for our common stock is the KRX KOSPI Market. Our common stock has been listed on the KRX KOSPI Market since October 10, 2008 under the identifying code 105560, and the ADSs have been listed on the New York Stock Exchange under the symbol “KB” since September 29, 2008. The ADSs are identified by the CUSIP number 48241A105.

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

Restrictions Applicable to Shares

As a result of amendments to the Foreign Exchange Transaction Act of Korea, the regulations thereunder and Financial Services Commission regulations (which we refer to collectively as the “Investment Rules”), foreigners may invest, with limited exceptions and subject to procedural requirements, in all shares of Korean companies, whether listed on the KRX KOSPI Market or on the KRX KOSDAQ Market, unless prohibited by specific laws. Foreign investors may trade shares listed on the KRX KOSPI Market or on the KRX KOSDAQ Market only through the KRX KOSPI Market or the KRX KOSDAQ Market, except in limited circumstances, including:

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

•	over-the-counter transactions between foreigners of a class of shares for which the ceiling on aggregate acquisition by foreigners has been reached or exceeded subject to certain exceptions; and

•

sale and purchase of shares at fair value between foreigners who are part of an investor group comprised of foreign companies investing under the control of a common investment manager pursuant to applicable laws or contract.

The Investment Rules require a foreign investor who wishes to invest in shares on the KRX KOSPI Market or the KRX KOSDAQ Market (including Converted Shares) to register its identity with the Financial Supervisory Service prior to making any such investment. The registration requirement does not, however, apply to foreign investors who acquire Converted Shares with the intention of selling such Converted Shares within three months from the date of acquisition. Upon registration, the Financial Supervisory Service will issue to the foreign investor an investment registration card, which must be presented each time the foreign investor opens a brokerage account with a financial investment company with a brokerage license. Foreigners eligible to obtain an investment registration card include foreign nationals who have not been residing in Korea for a consecutive period of six months or more, foreign governments, foreign municipal authorities, foreign public institutions, international financial institutions or similar international organizations, corporations incorporated under foreign laws and any person in any additional category designated by the Enforcement Decree of the Financial Investment Services and Capital Markets Act. All Korean offices of a foreign corporation as a group are treated as a separate foreigner from the offices of the corporation outside Korea for the purpose of investment registration. However, a foreign corporation or depositary issuing depositary receipts may obtain one or more investment registration cards in its name in certain circumstances as described in the relevant regulations.

Upon a foreign investor’s purchase of shares through the KRX KOSPI Market or the KRX KOSDAQ Market, no separate report by the investor is required because the investment registration card system is designed to control and oversee foreign investment through a computer system. However, a foreign investor’s acquisition or sale of shares outside the KRX KOSPI Market or the KRX KOSDAQ Market (as discussed above) must be reported by the foreign investor or his standing proxy to the governor of the Financial Supervisory Service at the time of each such acquisition or sale. In particular, if a foreign investor acquires or sells his shares in connection with a tender offer or odd-lot trading of shares, such foreign investor or his standing proxy must ensure that the financial investment company that was engaged to facilitate the transaction reports such transaction to the governor of the Financial Supervisory Service. A foreign investor may appoint a standing proxy from among the Korea Securities Depository, foreign exchange banks (including domestic branches of foreign banks), financial investment companies with a dealing and/or brokerage license (including domestic branches of foreign financial investment companies with such license), financial investment companies with a collective investment license (including domestic branches of foreign financial investment companies with such license) and internationally recognized custodians which will act as a standing proxy to exercise stockholders’ rights or perform any matters related to the foregoing activities if the foreign investor does not perform these activities himself. Generally, a foreign investor may not permit any person, other than its standing proxy, to exercise rights relating to his shares or perform any tasks related thereto on his behalf. However, a foreign investor may be exempted from complying with these standing proxy rules with the approval of the governor of the Financial Supervisory Service in cases deemed inevitable, including by reason of conflict between laws of Korea and the home country of the foreign investor.

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

An investment by a foreign investor in 10% or more of the issued and outstanding shares with voting rights of a Korean company is defined as a foreign direct investment under the Foreign Investment Promotion Act of Korea. Generally, a foreign direct investment must be reported to the Ministry of Trade, Industry and Energy of Korea. The acquisition of shares of a Korean company by a foreign investor may also be subject to certain foreign or other shareholding restrictions in the event that the restrictions are prescribed in a specific law that regulates the business of the Korean company. For a description of such restrictions applicable to Korean banks and bank holding companies (such as us), see “Item 4.B. Business Overview—Supervision and Regulation.”

Item 9.B.	Plan of Distribution

Not applicable.

Item 9.C.	Markets

See “Item 9.A. Offering and Listing Details.”

Item 9.D.	Selling Shareholders

Not applicable.

Item 9.E.	Dilution

Not applicable.

Item 9.F.	Expenses of the Issue

Not applicable.

Item 10.	ADDITIONAL INFORMATION

Item 10.A.	Share Capital

Not applicable.

Item 10.B.	Memorandum and Articles of Association

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

As of December 31, 2018, our authorized share capital is 1,000,000,000 shares. Pursuant to our articles of incorporation, we are authorized to issue shares with preferred dividend, non-voting shares, class shares with conversion rights, class shares with redemption rights and shares with a combination of all or any of the foregoing characteristics (which we refer to collectively as “Class Shares”), as well as common shares. Subject to applicable laws and regulations, we are authorized to issue Class Shares up to one-half of all of our issued and outstanding shares.

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

As of the date of this annual report, 418,111,537 shares of common stock were issued and 395,551,297 shares of common stock were outstanding. No Class Shares are currently outstanding. All of the issued and outstanding shares are fully-paid and non-assessable, and are in registered form. Our authorized but unissued share capital consists of 581,888,463 shares. We may issue the unissued shares without further stockholder approval, subject to a board resolution as provided in the articles of incorporation. See “—Preemptive Rights and Issuances of Additional Shares” and “—Dividends and Other Distributions—Distribution of Free Shares.”

Our articles of incorporation provide that our stockholders may, by special resolution, grant to our and our subsidiaries’ officers and employees stock options exercisable for up to 15% of the total number of our issued and outstanding shares. Our board of directors may also grant stock options to officers and employees other than directors exercisable for up to 1% of our issued and outstanding shares, provided that such grant must be approved by a resolution of the subsequent general meeting of stockholders. As of March 31, 2019, none of our officers, directors and employees held options to purchase shares of our common stock.

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

Rights of Dissenting Stockholders

Pursuant to the Financial Investment Services and Capital Markets Act and the Act on the Improvement of the Structure of the Financial Industry, in certain limited circumstances (including, without limitation, if we transfer all or any significant part of our business, if we acquire a part of the business of any other company and such acquisition has a material effect on our business or if we merge or consolidate with another company), dissenting holders of shares of our common stock and our stock with preferred dividends will have the right to require us to purchase their shares. To exercise such a right, stockholders must submit to us a written notice of their intention to dissent prior to the general meeting of stockholders. Within 20 days (10 days in the case of a stock transfer or exchange for the purposes of establishing a financial holding company or acquiring all issued shares of an existing subsidiary under the Financial Holding Company Act) after the date on which the relevant resolution is passed at such meeting, such dissenting stockholders must request in writing that we purchase their shares. We are obligated to purchase the shares from dissenting stockholders within one month after the end of such request period at a price to be determined by negotiation between the stockholder and us. If we cannot agree on a price with the stockholder through such negotiations, the purchase price will be the arithmetic mean of:

•	the weighted average of the closing stock prices on the KRX KOSPI Market for the two-month period prior to the date of the adoption of the relevant board of directors’ resolution;

•	the weighted average of the closing stock prices on the KRX KOSPI Market for the one-month period prior to the date of the adoption of the relevant board of directors’ resolution; and

•	the weighted average of the closing stock prices on the KRX KOSPI Market for the one-week period prior to the date of the adoption of the relevant board of directors’ resolution.

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

The record date for annual dividends is December 31. For the purpose of determining the holders of shares entitled to annual dividends, the register of stockholders will be closed for the period beginning from January 1 and ending on January 31. Further, the Korean Commercial Code and our articles of incorporation permit us upon at least two weeks’ public notice to set a record date and/or close the register of stockholders for not more than three months for the purpose of determining the stockholders entitled to certain rights pertaining to the shares. However, in the event that the register of stockholders is closed for the period beginning from January 1 and ending on January 31 for the purpose of determining the holders of shares entitled to attend the annual general meeting of stockholders, the Korean Commercial Code and our articles of incorporation waive the requirement to provide at least two weeks’ public notice. The trading of shares and the delivery of certificates in respect thereof may continue while the register of stockholders is closed. Also, we may distribute dividends to stockholders on a quarterly basis, and the record dates for these quarterly dividends are the end of March, June and September of each year.

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

Under the Financial Investment Services and Capital Markets Act, we must file with the Financial Services Commission and the KRX KOSPI Market an annual business report within 90 days after the end of each fiscal year, a half-year business report within 45 days after the end of the first six months of each fiscal year and quarterly business reports within 45 days after the end of the first three months and nine months of each fiscal year, respectively. Copies of such business reports will be available for public inspection at the Financial Services Commission and the KRX KOSPI Market.

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

In addition, foreign stockholders may appoint a standing proxy among the foregoing and generally may not allow any person other than the standing proxy to exercise rights to the acquired shares or perform any tasks related thereto on their behalf. Certain foreign exchange controls and securities regulations apply to the transfer of shares by non-residents or non-Koreans. See “Item 9.A. Offering and Listing Details” and “Item 10.D. Exchange Controls.” Except as provided in the Financial Holding Company Act, the ceiling on the aggregate shareholdings of a single stockholder and persons who stand in a special relationship with such stockholder is 10% of our issued and outstanding voting shares. See “Item 4.B. Business Overview—Supervision and Regulation—Principal Regulations Applicable to Financial Holding Companies—Restrictions on Ownership of a Financial Holding Company.”

Acquisition of Our Shares

Under the Korean Commercial Code, we may acquire our own shares upon a resolution of a general meeting of shareholders by either (i) purchasing them on a stock exchange or (ii) purchasing a number of shares, other than redeemable shares as set forth in Article 345, Paragraph (1) of the Korean Commercial Code, from each shareholder in proportion to their existing shareholding ratio through the methods set forth in the Presidential Decree, provided that the total purchase price does not exceed the amount of our profit that may be distributed as dividends in respect of the immediately preceding fiscal year.

Additionally, pursuant to the Financial Investment Services and Capital Markets Act and regulations under the Financial Holding Company Act and after submission of certain reports to the Financial Services Commission, we may purchase our own shares on the KRX KOSPI Market or through a tender offer, subject to the restrictions that:

•	the aggregate purchase price of such shares may not exceed the total amount available for distribution of dividends at the end of the preceding fiscal year; and

•

the purchase of such shares shall meet the risk-weighted capital adequacy ratio requirements prescribed in the regulations under the Financial Holding Company Act based on Bank for International Settlements standards.

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

Under the Foreign Exchange Transaction Laws, (1) if the Korean government deems that it is inevitable due to the outbreak of natural calamities, wars, conflict of arms or grave and sudden changes in domestic or foreign economic circumstances or other situations equivalent thereto, the Ministry of Economy and Finance may temporarily suspend payment, receipt or the whole or part of transactions to which the Foreign Exchange Transaction Laws apply, or impose an obligation to safe-keep, deposit or sell means of payment in or to certain Korean governmental agencies or financial institutions; and (2) if the Korean government deems that international balance of payments and international finance are confronted or are likely to be confronted with serious difficulty or the movement of capital between Korea and abroad brings or is likely to bring about serious obstacles in carrying out its currency policies, exchange rate policies and other macroeconomic policies, the Ministry of Economy and Finance may take measures to require any person who intends to perform capital transactions to obtain permission or to require any person who performs capital transactions to deposit part of the payments received in such transactions at certain Korean governmental agencies or financial institutions, in each case subject to certain limitations.

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

United States Taxation

This summary describes certain U.S. federal income tax consequences for a U.S. holder (as defined below) of acquiring, owning, and disposing of common shares or ADSs. This summary applies to you only if you hold the common shares or ADSs as capital assets for tax purposes. This summary does not apply to you if you are a member of a class of holders subject to special rules, such as:

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

Subject to certain exceptions for short-term and hedged positions, the U.S. dollar amount of dividends received by an individual with respect to the ADSs will be subject to taxation at reduced rates if the dividends are “qualified dividends.” Dividends paid on the common shares or ADSs will be treated as qualified dividends if (i) the common shares or ADSs are readily tradable on an established securities market in the United States or we are eligible for the benefits of a comprehensive tax treaty with the United States that the U.S. Treasury determines is satisfactory for purposes of this provision and that includes an exchange of information program; and (ii) we were not, in the year prior to the year in which the dividend was paid, and are not, in the year in which the dividend is paid, a passive foreign investment company as defined for U.S. federal income tax purposes (“PFIC”). The ADSs are listed on the New York Stock Exchange, and will qualify as readily tradable on an established securities market in the United States so long as they are so listed. In addition, the U.S. Treasury has determined that the Korea-United States income tax treaty meets the requirements for reduced rates of taxation, and we believe we are eligible for the benefits of that treaty. Based on our audited financial statements, we believe that we were not a PFIC in our 2017 or 2018 taxable year. In addition, based on our audited financial statements and current expectations regarding our income, assets and activities, we do not anticipate becoming a PFIC for our 2019 taxable year. Therefore, we believe that dividends received by U.S. holders with respect to either common shares or ADSs will be “qualified dividends.” Holders should consult their own tax advisers regarding the availability of the reduced dividend tax rate in light of their own particular circumstances.

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

Securities Transaction Tax

If you transfer our common shares on the Korea Exchange, you will be subject to securities transaction tax at the rate of 0.15% (which rate will be decreased to 0.1% starting on June 3, 2019 pursuant to an amendment to the Enforcement Decree of the Securities Transaction Tax Act) and an agriculture and fishery special surtax at the rate of 0.15% of the sale price of the common shares. If your transfer of the common shares is not made on the Korea Exchange, subject to certain exceptions, you will be subject to securities transaction tax at the rate of 0.5% and will not be subject to an agriculture and fishery special surtax.

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

Non-reporting or under-reporting of securities transaction tax will generally result in penalties equal to 20% to 60% of the non-reported tax amount or 10% to 60% of under-reported tax amount. Also, a failure to timely pay securities transaction tax will result in a penalty equal to 9.125% per annum of the due but unpaid tax amount. The penalties are imposed on the party responsible for paying the securities transaction tax or, if such tax is required to be withheld, on the party that has the obligation to withhold.

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

Organization

We have a multi-tiered risk management governance structure. Our Risk Management Committee is ultimately responsible for group-wide risk management, and directs our various subordinate risk management entities. The Risk Management Council coordinates the implementation of policies set forth by the Risk Management Committee with the relevant risk management units of our subsidiaries. The Subsidiary Risk Management Committee of each of our subsidiaries, based on the Risk Management Committee’s policies, determines risk management strategies and implements risk management policies and guidelines for such subsidiary and directs the activities of the subsidiary’s risk management units within the risk guidelines set at the group level. Each Subsidiary Risk Management Committee generally receives inputs from the respective risk management units of such subsidiary, which report to the Risk Management Committee.

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

Each Subsidiary Risk Management Committee is comprised of the subsidiary’s non-executive directors on its board of directors.

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

We manage and control exposure limits on a daily basis. The principal system that we use for this purpose is the Total Exposure Management System. This system allows us to monitor and control our total exposure to large corporations, chaebols and industries. Kookmin Bank monitors its exposure to large corporations to which it has an exposure of ￦30 billion or more, individual corporations to which it has an exposure of ￦20 billion or more, and also its exposure to 128 business groups, which comprise the 31 largest highly-indebted business groups among chaebols in Korea designated as such by the Financial Supervisory Service based on their outstanding exposures as well as 97 business groups to which it has exposures (in the form of securities or loans)

of ￦50 billion or more. We also monitor our exposure to industries by peer groups. Our Total Exposure Management System integrates all of our credit-related risk including credit extended by our overseas branches and affiliates. The assets subject to the system include all Won-denominated and foreign currency-denominated loans, all assets in trust accounts except specified money trusts, guarantees, trade-related credits, commercial paper, corporate bonds and other securities and derivatives.

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

More specifically, Kookmin Bank’s Credit Review Department continuously reviews the financial condition of selected borrowers with respect to their current debt, collateral, business, transactions with related parties and debt service capability. Based on such review, Kookmin Bank may adjust the borrower’s credit rating, lending policy or asset quality classification of the loan provided to the borrower, depending on the applicable circumstances. Kookmin Bank also regularly reviews other aspects of the lending process, including industries and regions in which its borrowers operate and the quality of its domestic and overseas assets. Kookmin Bank’s industry reviews focus on growth, stability, competition and ability to adapt to a changing environment. Based on the results of a particular industry review, Kookmin Bank may revise the total exposure limit assigned to that industry and lending policy for each company within that industry. When a review takes place, Kookmin Bank may adjust not only credit ratings of its borrowers based on a variety of factors, but also asset quality classification, credit limits and applied interest rates or its credit policies. Credit review results are reported to Kookmin Bank’s chief risk management officer and its Risk Management Committee on a quarterly basis.

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

Kookmin Bank’s Risk Management Council establishes overall market risk management principles. It has delegated the responsibility for the market risk management for trading activities to the Market Risk Management Subcommittee of Kookmin Bank, which is chaired by Kookmin Bank’s chief risk management officer. This subcommittee meets on a regular basis each month and as required to respond to developments in the market and the economy. Based on the policies approved by Kookmin Bank’s Risk Management Council, the Market Risk Management Subcommittee reviews and approves reports as required that include trading profits and losses, position reports, limit utilization, sensitivity analysis and VaR results for our trading activities.

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

In addition, we have implemented internal processes which include a number of key controls designed to ensure that fair value is measured appropriately, particularly where a fair value model is internally developed and used to price a significant product. See “Item 5.A. Operating Results—Critical Accounting Policies—Valuation of Financial Instruments” and Notes 4.4 and 6 of the notes to our consolidated financial statements. For example, each year, Kookmin Bank’s Risk Management Department reviews the existing pricing and valuation models, with a focus on their underlying modeling assumptions and restrictions, to assess the appropriateness of their continued use. In consultation with Kookmin Bank’s Trading Department, the Risk Management Department recommends potential valuation models to Kookmin Bank’s Fair Value Evaluation Committee. Upon approval by Kookmin Bank’s Fair Value Evaluation Committee, the selected valuation models are reported to its Market Risk Management Subcommittee.

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

The following table shows the volume and types of positions held by Kookmin Bank for which the VaR method is used to measure market risk as of December 31, 2016, 2017 and 2018.

	As of December 31,
	2016		2017		2018
	(in millions of Won)
Securities—Bond(1)	￦	7,700,731	￦	8,179,481	￦	9,167,080
Securities—Equity(1)		34,131		43,214		42,943
Spot exchanges(2)		2,316,311		4,029,675		3,496,671
Derivatives(3)		5,778,082		5,438,917		3,364,318

Total	￦	15,829,255	￦	17,691,288	￦	16,071,012

(1)	Represents amounts marked to market and as shown on the balance sheet information that is prepared and submitted to the Financial Supervisory Service for risk management purposes.
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

The following table shows Kookmin Bank’s ten-day HSVaRs (at a 99% confidence level for a ten-day holding period) as of December 31, 2016, 2017 and 2018 for interest risk, stock price risk and foreign exchange risk relating to its trading activities. The following figures were calculated on a consolidated basis.

	As of December 31,
	2016		2017		2018
	(in billions of Won)
Risk categories:
Interest risk	￦	14.9	￦	23.8	￦	7.1
Stock price risk		1.3		1.3		3.3
Foreign exchange risk		10.1		24.3		16.5
Less: diversification		(6.5)		(29.7)		(11.9)

Diversified VaR for overall trading activities	￦	19.8	￦	19.6	￦	14.9

In 2018, the average, high, low and ending amounts of ten-day HSVaR (at a 99% confidence level for a ten-day holding period) for Kookmin Bank relating to its trading activities were as follows.

	Trading activities VaR for 2018
	Average		Minimum		Maximum		As of December 31, 2018
	(in billions of Won)
Interest risk	￦	12.5	￦	6.0	￦	18.7	￦	7.1
Stock price risk		3.0		1.3		4.8		3.3
Foreign exchange risk		9.4		5.0		16.5		16.5
Less: diversification								(11.9)

Diversified VaR for overall trading activities		16.2		11.7		23.1	￦	14.9

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

The following table shows the volume and types of instruments held by Kookmin Bank for which the standardized method is used to measure its required equity capital as of December 31, 2016, 2017 and 2018.

	As of December 31,
	2016		2017		2018
	(in millions of Won)
Swaps and foreign exchange positions(1)		1,706		14,742		24,366
Derivative-linked securities(2)		129,535		95,357		126,416
Options embedded in convertible bonds(3)		9,183		17,303		0

Total	￦	140,424	￦	127,402	￦	150,783

(1)

The overall net open currency position is the greater of (i) the sum of the absolute value of all short positions and (ii) the sum of the absolute value of all long positions. In the first half of 2015, Kookmin Bank received approval from the Financial Supervisory Service to use its internal VaR model, in lieu of the standardized method, to measure the market risk of positions held by Kookmin Bank (China) Ltd. As of December 31, 2015, Kookmin Bank held no currency rate swaps and foreign exchange positions that required the use of the standardized method to measure Kookmin Bank’s required equity capital. Amounts as of December 31, 2016 represent only the value of interest rate swaps held by a special purpose vehicle of Kookmin Bank, for which the standardized method is used to measure Kookmin Bank’s required equity capital. Amounts as of December 31, 2017 and 2018 represent the value of interest rate swaps held by a special purpose vehicle of Kookmin Bank and the foreign exchange positions held by KB Microfinance Myanmar Co., Ltd., for which the standardized method is used to measure Kookmin Bank’s required equity capital.

(2)

Amounts as of December 31, 2016, 2017 and 2018 represent the value of derivative-linked securities held by the trust accounts of Kookmin Bank subject to consolidation, for which the standardized method is used to measure Kookmin Bank’s required equity capital.

(3)	Represents the absolute value of over-the-counter derivatives measured at fair value at year end for monitoring purposes.

The following table shows Kookmin Bank’s required equity capital measured using the standardized method as of December 31, 2016, 2017 and 2018.

	As of December 31,
	2016(1)		2017(1)		2018(1)
	(in millions of Won)
Risk categories:
Interest risk	￦	15,161	￦	98,236	￦	112,153
Stock price risk		4,816		1,646		19,756
Foreign exchange risk		—		810		1,338

Total	￦	19,977	￦	100,691	￦	133,248

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

Back-Testing. We conduct back testing on a daily basis to validate the adequacy of our market risk model. In back testing, we compare both the actual and hypothetical profit and loss with the VaR calculations and analyze any results that fall outside our predetermined confidence interval of 99%. The number of times the actual changes in fair values, earnings or cash flows from the market risk sensitive instruments exceeded the VaR amounts in 2016, 2017 and 2018 was 4, 0 and 2, respectively.

Stress testing. In addition to VaR, which assumes normal market situations, we use stress testing to assess our market risk exposure to abnormal market fluctuations. Abnormal market fluctuations include significant declines in the stock market and significant increases in the general level of interest rates. This is an important way to supplement VaR, as VaR is a statistical expression of possible loss under a given confidence level and holding period. It does not cover potential loss if the market moves in a manner that is outside our normal expectations. Stress testing projects the anticipated change in value of holding positions under certain scenarios assuming that no action is taken during a stress event to change the risk profile of a portfolio. According to Kookmin Bank’s stress testing, we estimate that as of December 31, 2018, Kookmin Bank’s trading portfolio could have lost ￦446 billion for an assumed short-term extreme decline of approximately 25% in the equity market and an approximate 54 basis point increase in the Korean treasury bond rates under an abnormal stress environment.

We monitor the impact of market turmoil or any abnormality by conducting stress tests and confirming that the results are within our market risk limits. If the impact is large, Kookmin Bank’s chief risk management officer may request that our portfolio be restructured or other appropriate action be taken.

Interest Risk

Interest risk from trading activities arises mainly from our trading of Won-denominated debt securities. Our trading strategy is to benefit from short-term movements in the prices of debt securities arising from changes in interest rates. As our trading accounts are marked-to-market daily, we manage the interest risk related to our trading accounts using market value-based tools such as VaR and sensitivity analysis. As of December 31, 2018, the VaR of Kookmin Bank’s interest risk from trading was ￦7.1 billion and the weighted average duration, or weighted average maturity, of its Won-denominated debt securities at fair value through profit or loss was approximately 1.8 years.

Foreign Exchange Risk

Foreign exchange risk arises because we have assets and liabilities that are denominated in currencies other than Won, as well as off-balance sheet items such as foreign exchange forwards and currency swaps. Our assets and liabilities denominated in U.S. dollars, Japanese Yen, Euro and Chinese Renminbi have typically accounted for the majority of our foreign currency assets and liabilities.

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

The following table shows Kookmin Bank’s non-consolidated net open positions at the end of 2016, 2017 and 2018. Positive amounts represent long positions and negative amounts represent short positions. The net open positions held by subsidiaries other than Kookmin Bank are not significant.

	As of December 31,(1)
	2016		2017		2018
	(in millions of US$)
Currency:
U.S. dollars	US$	(530.5)	US$	(714.4)	US$	(495.2)
Japanese Yen		1.3		(0.7)		(1.6)
Euro		(5.6)		(1.3)		(0.2)
Kazakhstan Tenge		27.0		—		—
Chinese Renminbi		70.8		47.21		21.9
Others		5.7		7.35		146.9

Total	US$	(431.3)	US$	(661.8)	US$	(328.2)

(1)	Amounts prepared on a non-consolidated basis.

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

As of December 31, 2018, Kookmin Bank’s equity trading position was ￦43 billion.

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

The following table shows Kookmin Bank’s interest rate gap for Won-denominated accounts and foreign currency-denominated accounts as of December 31, 2018.

	As of December 31, 2018
	0-3 Months		3-6 Months		6-12 Months		1-3 Years		Over 3 Years		Total
	(in billions of Won, except percentages)
Won-denominated Interest earning assets:
Loans	￦	107,792	￦	65,840	￦	41,982	￦	24,863	￦	16,519	￦	256,996
Securities		6,165		5,288		8,928		13,797		4,156		38,334
Others		5,249		107		204		15		7		5,582

Total	￦	119,206	￦	71,235	￦	51,114	￦	38,675	￦	20,682	￦	300,912

Interest bearing liabilities:
Deposits	￦	97,255	￦	45,141	￦	60,307	￦	30,171	￦	24,354	￦	257,228
Borrowings		7,637		0		0		120		0		7,757
Others		8,137		2,620		4,750		5,420		3,480		24,407

Total	￦	113,029	￦	47,761	￦	65,057	￦	35,711	￦	27,834	￦	289,392

Sensitivity gap		6,177		23,474		(13,943)		2,964		(7,152)		11,520
Cumulative gap		6,177		29,651		15,708		18,672		11,520
% of total assets		2.1%		9.9%		5.2%		6.2%		3.8%
Foreign currency-denominated Interest earning assets:
Due from banks	￦	2,329	￦	277	￦	94	￦	6	￦	7	￦	2,713
Loans		11,810		1,620		764		168		230		14,592
Securities		1,158		543		304		1,235		1,029		4,269

Total	￦	15,297	￦	2,440	￦	1,162	￦	1,409	￦	1,266	￦	21,574

Interest bearing liabilities:
Deposits	￦	5,073	￦	5,327	￦	1,289	￦	47	￦	172	￦	11,908
Borrowings		7,146		1,649		210		3		4		9,012
Others		642		274		1,062		917		1,460		4,355

Total	￦	12,861	￦	7,250	￦	2,561	￦	967	￦	1,636	￦	25,275

Sensitivity gap		2,436		(4,810)		(1,399)		442		(370)		(3,701)
Cumulative gap		2,436		(2,374)		(3,733)		(3,331)		3,701
% of total assets		11.3%		(11.0)%		(17.5)%		(15.4)%		(17.2)%

Duration Gap Analysis. We also perform duration gap analysis to measure and manage interest rate risk. Duration gap analysis is a more long-term risk indicator than interest rate gap analysis, as interest rate gap analysis focuses more on accounting income as opposed to the market value of the assets and liabilities. We emphasize duration gap analysis because, in the long run, our principal concern with respect to interest rate fluctuations is the net asset value rather than net interest revenue changes. In 2018, our Won-denominated asset and liability duration gap moved between (-)0.034 years and (+)0.041 years. Accordingly, our net asset value would have declined (or increased) between ￦98 billion and ￦124 billion if interest rates had decreased (or increased) by one percentage point.

For duration gap analysis we use or assume the same maturities for different assets and liabilities that we use or assume for our interest rate gap analysis.

The following table shows Kookmin Bank’s duration gaps and net asset value changes when interest rates decrease by one percentage point as of the specified dates, on a non-consolidated basis.

Won-denominated	Asset Duration	Liability Duration	Duration Gap	Net Asset Value Change
Date	(in years)	(in years)	(in years)	(in billions of Won)
June 30, 2018	0.806	0.882	(0.034)	￦ (98)
December 31, 2018	0.853	0.864	0.041	124

Foreign currency-denominated	Asset Duration	Liability Duration	Duration Gap	Net Asset Value Change
Date	(in years)	(in years)	(in years)	(in billions of Won)
June 30, 2018	0.490	0.488	(0.052)	￦ (11)
December 31, 2018	0.474	0.449	(0.048)	(10)

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

The following table summarizes Kookmin Bank’s interest rate risk, taking into account asset and liability durations as of December 31, 2018.

	As of December 31, 2018
	3 Months or Less		3-6 Months		6-12 Months		1-3 Years		Over 3 Years		Total
	(in billions of Won, except percentages and maturities in years)
Won-denominated:
Asset position	￦	119,206	￦	71,235	￦	51,114	￦	38,675	￦	20,682	￦	300,912
Liability position		113,029		47,761		65,057		35,711		27,834		289,392
Gap		6,177		23,474		(13,943)		2,964		(7,152)		11,520
Average maturity		0.245		0.488		0.968		2.813		5.353
Interest rate volatility		(0.58)%		(0.65)%		(0.71)%		(0.79)%		(0.88)%
Amount at risk		(25)		(64)		79		(97)		217		110

Foreign currency-denominated:
Asset position	￦	15,297	￦	2,440	￦	1,162	￦	1,409	￦	1,266	￦	21,574
Liability position		12,861		7,250		2,561		967		1,636		25,275
Gap		2,436		(4,810)		(1,399)		442		(370)		(3,701)
Average maturity		0.244		0.485		0.956		2.710		4.963
Interest rate volatility		(2.22)%		(2.34)%		(1.81)%		(1.74)%		(1.82)%
Amount at risk		(5)		53		16		(21)		14		57

Interest Rate VaR Analysis. Interest rate VaR is the estimated maximum possible loss on net non-trading assets due to unfavorable changes in interest rates. We calculate interest rate VaR based on interest earning assets and interest bearing liabilities, excluding trading positions, at a 99.9% confidence level. Our method of calculating the interest rate impact is a historical simulation method which uses actual historical price, volatility and yield changes in comparison with the current position to generate hypothetical portfolios and calculate a distribution of position and portfolio market value changes. We believe that our interest rate VaR methodology allows us to benefit from more sophisticated risk measurements using practical scenarios. Using the historical simulation method, Kookmin Bank’s interest rate VaR was ￦76 billion as of December 31, 2016, ￦350 billion as of December 31, 2017 and ￦167 billion as of December 31, 2018. See Note 4.4.3 of the notes to our consolidated financial statements included elsewhere in this annual report.

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

We manage liquidity risk within the limits set on Won and foreign currency accounts in accordance with the regulations of the Financial Services Commission. The Financial Services Commission requires Korean banks, including Kookmin Bank, to maintain a liquidity coverage ratio of not less than 100% from January 1, 2019 (compared to not less than 95% from January 1, 2018 to December 31, 2018). The Financial Services Commission defines the liquidity coverage ratio as the ratio of highly liquid assets to total net cash outflows over a 30-day period. The highly liquid assets and total net cash outflows included in the calculation of the liquid coverage ratio are determined in accordance with the “Standards for Calculation of Liquidity Coverage Ratio” under the Detailed Regulation on the Supervision of the Banking Business. In addition, the Financial Services Commission requires Korean banks, including Kookmin Bank, to maintain a foreign currency liquidity coverage ratio of not less than 80% from January 1, 2019 (compared to not less than 70% from January 1, 2018 to December 31, 2018).

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

The following table shows Kookmin Bank’s liquidity coverage ratio and foreign currency liquidity coverage ratio on an average balance basis for the month of December 2018 in accordance with Financial Services Commission regulations:

Liquidity coverage ratio:	30 Days or Less
(in billions of Won, except percentages)
Highly liquid assets (A)	￦ 49,575
Cash outflows (B)	62,941
Cash inflows (C)	14,433
Total net cash outflows (D = B-C)	48,508
Liquidity coverage ratio (A/D)	102.20%
Minimum limit	95%

Foreign currency liquidity coverage ratio:	30 Days or Less
	(in millions of US$, except percentages)
Highly liquid assets (A)	US$	2,795
Cash outflows (B)		6,518
Cash inflows (C)		4,513
Total net cash outflows (D = B-C)		2,005
Liquidity coverage ratio (A/D)		139.44%
Minimum limit		70%

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

Each of our subsidiaries manages operational risks related to its own business, and we regularly monitor them. Kookmin Bank, our banking subsidiary, uses an operational risk management framework meeting the Basel II Advanced Measurement Approach, or AMA, under which Kookmin Bank:

•	calculates its operational risk VaR on a quarterly basis using the “loss distribution approach VaR” and “scenario based VaR” methodology;

•	monitors operational risk in terms of Key Risk Indicators, or KRIs, using tolerance levels for each indicator;

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

Fees and Payments from the Depositary to Us

In 2018, we received the following payments from the depositary:

Reimbursement of listing fees:	$65,000
Reimbursement of SEC filing fees:	$40,147
Reimbursement of expenses related to our investor relations activities (investor conferences and investor relations agency fees, etc.) and legal fees (expenses related to the preparation of our Form 20-F for fiscal year 2017):	$311,770

In addition, as part of its service to us, the depositary waives its fees for the standard costs and operating expenses associated with the administration of the ADS facility.

Item 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

Item 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

Item 15.	CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

We have evaluated, with the participation of our chief executive officer and chief finance officer, the effectiveness of our disclosure controls and procedures as of December 31, 2018. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon our evaluation, our chief executive officer and chief finance officer concluded that our disclosure controls and procedures as of December 31, 2018 were effective to provide reasonable assurance that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the applicable rules and forms, and that it is accumulated and communicated to our management, including our chief executive officer and chief finance officer, as appropriate to allow timely decisions regarding required disclosure.

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

Based on our evaluation, our management concluded that our internal control over financial reporting was effective as of December 31, 2018.

The effectiveness of our internal control over financial reporting as of December 31, 2018 has been audited by Samil PricewaterhouseCoopers, an independent registered public accounting firm, as stated in its report included herein which expressed an unqualified opinion on the effectiveness of our internal control over financial reporting as of December 31, 2018.

Attestation Report of the Registered Public Accounting Firm

The attestation report of our independent registered public accounting firm is included in Item 18 of this Form 20-F.

Changes in Internal Control Over Financial Reporting

There has been no change in our internal control over financial reporting during 2018 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 16.	[RESERVED]

Item 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Kyung Ho Kim and Suk Ho Sonu, our non-executive directors and members of our Audit Committee, qualify as “audit committee financial experts” and are independent within the meaning of this Item 16A.

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

Audit and Non-audit Fees

The following table sets forth the fees billed to us by independent registered public accounting firm Samil PricewaterhouseCoopers during the fiscal years ended December 31, 2017 and 2018:

	Year Ended December 31,
	2017		2018
	(in millions of Won)
Audit fees	￦	7,464	￦	8,298
Audit-related fees		360		62
Tax fees		—		86

Total fees	￦	7,824	￦	8,446

Audit fees in the above table are the aggregate fees billed by Samil PricewaterhouseCoopers in connection with:

•	the audits of our annual financial statements and the review of our interim financial statements;

•	the audits of our special purpose entities in connection with the Financial Investment Services and Capital Markets Act; and

•	our financial debenture offering services.

Audit-related fees in the above table are fees billed by Samil PricewaterhouseCoopers in connection with due diligence services rendered in the ordinary course of our business.

Tax fees in the above table are fees billed by Samil PricewaterhouseCoopers in connection with tax filing services for funds operated by KB Asset Management Co., Ltd.

Audit Committee Pre-Approval Policies and Procedures

Our Audit Committee pre-approves the engagement of our independent auditors for audit services with respect to our financial statements. Our Audit Committee has implemented a policy regarding pre-approval of certain other services provided by our independent auditors to our subsidiaries that the Audit Committee has deemed as not affecting their independence. Under this policy, pre-approvals for the following services to our subsidiaries have been granted by our Audit Committee to each of our subsidiaries’ audit committees: (i) services related to the audit of financial statements prepared in accordance with IFRS as adopted by Korea and internal controls under Korean laws and regulations; (ii) general tax advisory services; (iii) issuance of comfort letters in connection with offering of securities; and (iv) educational services provided to employees.

Any other audit or permitted non-audit service must be pre-approved by the Audit Committee on a case-by-case basis. Our Audit Committee did not pre-approve any non-audit services under the de minimis exception of Rule 2.01(c)(7)(i)(C) of Regulation S-X as promulgated by the Securities and Exchange Commission.

Item 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

Item 16E.	PURCHASE OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

The following table sets forth information regarding purchases by us of our common shares during the period covered by this annual report.

Period	Total Number of Shares Purchased		Average Price Paid per Share		Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Approximate Dollar Value of Shares that May Yet Be Purchased Under the Plans or Programs (as of end of period)
January 1 to January 31, 2018	1,034,721	(1)	￦	65,669	1,034,721	$100,888,200
February 1 to February 28, 2018	1,027,188	(1)		64,277	1,027,188	41,562,012
March 1 to March 31, 2018	742,000	(1)		62,328	742,000	6,042
April 1 to April 30, 2018	—			—	—	—
May 1 to May 31, 2018	—			—	—	—
June 1 to June 30, 2018	—			—	—	—
July 1 to July 31, 2018	—			—	—	—
August 1 to August 31, 2018	—			—	—	—
September 1 to September 30, 2018	—			—	—	—
October 1 to October 31, 2018	—			—	—	—
November 1 to November 30, 2018	—			—	—	—
December 1 to December 31, 2018	682,377	(2)		47,416	682,377	240,492,837

Total	3,486,286			60,975	3,486,286	240,492,837

(1)

Comprises common shares that were purchased through a broker in a series of open-market transactions in Korea in the periods indicated above, pursuant to a trust agreement for the acquisition of treasury shares dated November 27, 2017, which expired on November 26, 2018.

(2)

Comprises common shares that were purchased through a broker in a series of open-market transactions in Korea in the periods indicated above, pursuant to a trust agreement for the acquisition of treasury shares dated December 5, 2018, which will expire on December 4, 2019.

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

We maintain an Evaluation and Compensation Committee composed of four non-executive directors.

Audit Committee
Listed companies must have an audit committee that satisfies the independence and other requirements of Rule 10A-3 under the Exchange Act. All members must be independent. The committee must have a charter addressing the committee’s purpose, an annual performance evaluation of the committee, and the duties and responsibilities of the committee. The charter must be made available on the company’s website.	We maintain an Audit Committee composed of four non-executive directors. Accordingly, we are in compliance with Rule 10A-3 under the Exchange Act.

Audit Committee Additional Requirements
Listed companies must have an audit committee that is composed of at least three directors.	Our Audit Committee has four members, as described above.

Shareholder Approval of Equity Compensation Plan
Listed companies must allow its shareholders to exercise their voting rights with respect to any material revision to the company’s equity compensation plan.	We currently have two equity compensation plans: (i) performance share agreements with certain of our directors and executive officers and (ii) an employee stock ownership plan, or ESOP. Matters related to the performance share agreements or ESOP are not subject to shareholders’ approval under Korean law.

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

Number	Description
1.1	Articles of Incorporation of KB Financial Group (translation in English).

2.1*	Form of Share Certificate of KB Financial Group’s common stock, par value ￦5,000 per share (translation in English).

2.2**	Form of Fifth Amended and Restated Deposit Agreement among KB Financial Group, JPMorgan Chase Bank, N.A., as depositary, and all owners and holders from time to time of American depositary receipts issued thereunder, evidencing American depositary shares, including the form of American depositary receipt.

8.1***	List of subsidiaries of KB Financial Group.

11.1****	Code of Ethics.

12.1	Section 302 certifications.

13.1	Section 906 certifications.

101	Interactive Data Files (XBRL-Related Documents).

*	Incorporated by reference to the registrant’s filing on Form 20-F (No. 000-53445), filed on June 15, 2009.
**	Incorporated by reference to the registrant’s filing on Form F-6 (No. 333-208008), filed on November 13, 2015.
***	Incorporated by reference to Note 41 of the consolidated financial statements of the registrant included in this annual report.
****	Incorporated by reference to the registrant’s filing on Form 20-F (No. 000-53445), filed on April 28, 2016.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

KB FINANCIAL GROUP INC.
(Registrant)

/s/ Jong Kyoo Yoon
(Signature)

Jong Kyoo Yoon
Chairman and Chief Executive Officer
(Name and Title)

Date: April 30, 2019

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of

KB Financial Group Inc.:

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated statements of financial position of KB Financial Group Inc. and its subsidiaries (the “Company”) as of December 31, 2018 and 2017, and the related consolidated statements of comprehensive income, of changes in equity and of cash flows for each of the three years in the period ended December 31, 2018, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company’s internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2018 and 2017, and the results of its operations and their cash flows for each of the three years in the period ended December 31, 2018 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control—Integrated Framework (2013) issued by the COSO.

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

April 30, 2019

We have served as the Company’s auditor since 2008.

KB FINANCIAL GROUP INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

AS OF DECEMBER 31, 2017 AND 2018

	Dec. 31 2017		Dec. 31 2018[1]		2018[1]
					Translation into U.S. dollars (Note 3)
	(In millions of Korean won)				(In thousands)
ASSETS
Cash and due from financial institutions	￦	19,817,825	￦	20,274,490	US$	18,218,529
Financial assets at fair value through profit or loss		—		50,987,847		45,817,358
Financial assets at fair value through profit or loss (under IAS 39)		32,227,345		—		—
Derivative financial assets		3,310,166		2,025,962		1,820,517
Loans at amortized cost		290,122,838		319,201,603		286,832,550
Financial investments		66,608,243		61,665,094		55,411,865
Investments in associates and joint ventures		335,070		504,932		453,729
Property and equipment		4,201,697		4,272,127		3,838,906
Investment property		848,481		2,119,811		1,904,849
Intangible assets		2,943,060		2,755,783		2,476,329
Net defined benefit assets		894		—		—
Current income tax assets		6,324		10,004		8,990
Deferred income tax assets		3,991		4,158		3,736
Assets held for sale		155,506		16,952		15,233
Other assets		16,204,169		15,749,535		14,152,432

Total assets		436,785,609		479,588,298		430,955,023

LIABILITIES
Financial liabilities at fair value through profit and loss		—		15,326,859		13,772,619
Financial liabilities at fair value through profit or loss (under IAS 39)		12,023,058		—		—
Derivative financial liabilities		3,142,765		2,901,247		2,607,042
Deposits		255,800,048		276,770,449		248,704,182
Debts		28,820,928		33,004,834		29,657,936
Debentures		44,992,724		53,278,697		47,875,902
Provisions		568,033		525,859		472,534
Net defined benefit liabilities		154,702		262,213		235,623
Current income tax liabilities		433,870		698,634		627,788
Deferred income tax liabilities		533,069		492,534		442,588
Insurance contract liabilities		31,801,275		33,412,949		30,024,665
Other liabilities		24,470,308		27,200,996		24,442,643

Total liabilities		402,740,780		443,875,271		398,863,522

TOTAL EQUITY
Share capital		2,090,558		2,090,558		1,878,562
Capital surplus		17,122,228		17,121,660		15,385,416
Accumulated other comprehensive income		537,668		177,806		159,775
Retained earnings		15,044,204		17,282,441		15,529,893
Treasury shares		(755,973)		(968,549)		(870,332)

Equity attributable to shareholders of the company		34,038,685		35,703,916		32,083,314
Non-controlling interests		6,144		9,111		8,187

Total equity		34,044,829		35,713,027		32,091,501

Total liabilities and equity	￦	436,785,609	￦	479,588,298	US$	430,955,023

[1]	The consolidated statement of financial position as of December 31, 2018 is prepared in accordance with IFRS 9 and IFRS 15, and the comparatives as of December 31, 2017 has not been restated.

The accompanying notes are an integral part of these consolidated financial statements.

KB FINANCIAL GROUP INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 and 2018

	2016		2017		2018[1]		2018[1]
							Translation into U.S. dollars (Note 3)
	(In millions of Korean won, except per share amounts)						(In thousands, except per share amounts)
Interest income	￦	10,334,959	￦	11,919,057	￦	13,734,569	US$	12,341,797
Interest income from financial instruments at fair value through other comprehensive income and amortized cost		—		—		12,986,209		11,669,325
Interest income from financial instruments at fair value through profit or loss		—		—		748,360		672,472
Interest income from loans and receivables and investments		10,021,882		11,382,452		—		—
Interest income from financial instruments at fair value through profit or loss (under IAS 39)		313,077		536,605		—		—
Interest expense		(3,619,353)		(3,672,443)		(4,829,641)		(4,339,885)

Net interest income		6,715,606		8,246,614		8,904,928		8,001,912

Fee and commission income		3,150,877		3,988,250		3,717,720		3,340,720
Fee and commission expense		(1,565,985)		(1,938,226)		(1,474,344)		(1,324,836)

Net fee and commission income		1,584,892		2,050,024		2,243,376		2,015,884

Insurance income		1,201,352		8,970,992		11,975,070		10,760,722
Insurance expense		(1,319,155)		(8,377,282)		(11,484,954)		(10,320,307)

Net insurance income(expense)		(117,803)		593,710		490,116		440,415

Net gains on financial assets/liabilities at fair value through profit or loss		—		—		350,490		314,948
Net gains on overlay adjustment		—		—		813		731

Net gains on financial assets/liabilities at fair value through profit or loss		—		—		351,303		315,679

Net gains on financial assets/liabilities at fair value through profit or loss (under IAS 39)		(321,845)		203,724		—		—

Net other operating expense		(415,908)		(901,890)		(1,130,036)		(1,015,443)

General and administrative expenses		(5,228,711)		(5,628,664)		(5,918,512)		(5,318,338)

Operating profit before provision for credit losses		2,216,231		4,563,518		4,941,175		4,440,109

Provision for credit losses		(539,283)		(548,244)		(673,694)		(605,377)

Net operating income		1,676,948		4,015,274		4,267,481		3,834,732

(Continued)

KB FINANCIAL GROUP INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 and 2018

	2016		2017		2018[1]		2018[1]
							Translation into U.S. dollars (Note 3)
	(In millions of Korean won, except per share amounts)						(In thousands, except per share amounts)
Share of profit of associates and joint ventures		280,838		84,274		24,260		21,800
Net other non-operating income		670,869		38,876		9,791		8,798

Net non-operating income		951,707		123,150		34,051		30,598

Profit before income tax		2,628,655		4,138,424		4,301,532		3,865,330

Income tax expense		(438,475)		(794,963)		(1,239,586)		(1,113,885)

Profit for the year	￦	2,190,180	￦	3,343,461	￦	3,061,946	US$	2,751,445

Items that will not be reclassified to profit or loss
Remeasurements of net defined benefit liabilities	￦	12,671	￦	22,605	￦	(138,016)	US$	(124,021)
Share of other comprehensive income of associates and joint ventures		3,623		(145)		(74)		(66)
Revaluation gains on equity instruments at fair value through other comprehensive income		—		—		(31,169)		(28,009)
Fair value changes on financial liabilities designated at fair value due to own credit risk		—		—		1,484		1,334

		16,294		22,460		(167,775)		(150,762)

Items that may be reclassified subsequently to profit or loss
Exchange differences on translating foreign operations		20,148		(110,037)		48,820		43,869
Net gains on financial instruments at fair value through other comprehensive income		—		—		119,182		107,096
Valuation gains on financial investments		(47,871)		89,117		—		—
Shares of other comprehensive income of associates and joint ventures		(10,716)		100,880		(3,659)		(3,288)
Cash flow hedges		4,303		20,959		(9,038)		(8,121)
Gain(losses) on hedges of a net investment in a foreign operation		(7,095)		26,614		(27,134)		(24,382)
Other comprehensive income of separate account		—		(13,767)		28,709		25,797
Net gains on overlay adjustment		—		—		413		371

		(41,231)		113,766		157,293		141,342

(Continued)

KB FINANCIAL GROUP INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 and 2018

	2016		2017		2018[1]		2018[1]
							Translation into U.S. dollars (Note 3)
	(In millions of Korean won, except per share amounts)						(In thousands, except per share amounts)
Other comprehensive income(loss) for the year, net of tax		(24,937)		136,226		(10,482)		(9,420)

Total comprehensive income for the year		2,165,243		3,479,687		3,051,464		2,742,025

Profit attributable to:
Shareholders of the parent company		2,143,744		3,311,438		3,061,191		2,750,767
Non-controlling interests		46,436		32,023		755		678

		2,190,180		3,343,461		3,061,946		2,751,445

Total comprehensive income for the year attributable to:
Shareholders of the parent company		2,118,829		3,445,285		3,050,805		2,741,433
Non-controlling interests		46,414		34,402		659		592

	￦	2,165,243	￦	3,479,687	￦	3,051,464		2,742,025

Earnings per share
Basic earnings per share	￦	5,588	￦	8,305	￦	7,721	US$	6.94
Diluted earnings per share		5,559		8,257		7,676		6.90

[1]

The consolidated statement of comprehensive income for the year ended December 31, 2018 is prepared in accordance with IFRS 9 and IFRS 15, and the comparatives for the year ended December 31, 2017 has not been restated.

The accompanying notes are an integral part of these consolidated financial statements.

KB FINANCIAL GROUP INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 and 2018

	Equity attributable to shareholders of the parent company
	Share Capital		Capital surplus		Accumulated other comprehensive income		Retained earnings		Treasury shares		Non-controlling interests		Total equity
	(In millions of Korean won)
Balance at January 1, 2016	￦	1,931,758	￦	15,854,510	￦	430,244	￦	10,464,109	￦	—	￦	222,101	￦	28,902,722

Comprehensive income
Profit for the year		—		—		—		2,143,744		—		46,436		2,190,180
Remeasurements of net defined benefit liabilities		—		—		12,821		—		—		(150)		12,671
Exchange differences on translating foreign operations		—		—		20,148		—		—		—		20,148
Valuation losses on financial investments		—		—		(47,794)		—		—		(77)		(47,871)
Shares of other comprehensive income of associates		—		—		(7,093)		—		—		—		(7,093)
Cash flow hedges		—		—		4,098		—		—		205		4,303
Losses on hedges of a net investment in a foreign operation		—		—		(7,095)		—		—		—		(7,095)

Total comprehensive income		—		—		(24,915)		2,143,744		—		46,414		2,165,243
Transactions with shareholders
Dividends paid to shareholders of the parent company		—		—		—		(378,625)		—		(5,156)		(383,781)
Acquisition of treasury shares		—		—		—		—		(721,973)		—		(721,973)
Issue of ordinary shares related to business combination		158,800		1,142,359		—		—		—		—		1,301,159
Others		—		(1,967)		—		—		—		—		(1,967)

Total transactions with shareholders		158,800		1,140,392		—		(378,625)		(721,973)		(5,156)		193,438
Balance at December 31, 2016	￦	2,090,558	￦	16,994,902	￦	405,329	￦	12,229,228	￦	(721,973)	￦	263,359	￦	31,261,403

(Continued)

KB FINANCIAL GROUP INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 and 2018

	Equity attributable to shareholders of the parent company
	Share Capital		Capital surplus		Accumulated other comprehensive income		Retained earnings		Treasury shares		Non-controlling interests		Total equity
	(In millions of Korean won)
Balance at January 1, 2017	￦	2,090,558	￦	16,994,902	￦	405,329	￦	12,229,228	￦	(721,973)	￦	263,359	￦	31,261,403

Comprehensive income
Profit for the year		—		—		—		3,311,438		—		32,023		3,343,461
Remeasurements of net defined benefit liabilities		—		—		22,685		—		—		(80)		22,605
Exchange differences on translating foreign operations		—		—		(109,727)		—		—		(310)		(110,037)
Valuation gains on financial investments		—		—		86,176		—		—		2,941		89,117
Shares of other comprehensive income of associates and joint ventures		—		—		100,735		—		—		—		100,735
Cash flow hedges		—		—		21,055		—		—		(96)		20,959
Losses on hedges of a net investment in a foreign operation		—		—		26,614		—		—		—		26,614
Other comprehensive income of separate account		—		—		(13,692)		—		—		(75)		(13,767)
Transfer to other accounts		—		—		(1,507)		1,507		—		—		—

Total comprehensive income		—		—		132,339		3,312,945		—		34,403		3,479,687
Transactions with shareholders
Dividends paid to shareholders of the Parent Company		—		—		—		(497,969)		—		(5,156)		(503,125)
Acquisition of treasury shares		—		—		—		—		(202,051)		—		(202,051)
Disposal of treasury shares		—		87,212		—		—		168,051		—		255,263
Changes in interest in subsidiaries		—		41,352		—		—		—		(288,802)		(247,450)
Others		—		(1,238)		—		—		—		2,340		1,102

Total transactions with shareholders		—		127,326		—		(497,969)		(34,000)		(291,618)		(696,261)
Balance at December 31, 2017	￦	2,090,558	￦	17,122,228	￦	537,668	￦	15,044,204	￦	(755,973)	￦	6,144	￦	34,044,829

(Continued)

KB FINANCIAL GROUP INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 and 2018

	Equity attributable to shareholders of the parent company
	Share Capital		Capital surplus		Accumulated other comprehensive income		Retained earnings		Treasury shares		Non-controlling interests		Total equity
	(In millions of Korean won)
Balance at January 1, 2018	￦	2,090,558	￦	17,122,228	￦	537,668	￦	15,044,204	￦	(755,973)	￦	6,144	￦	34,044,829

The effect of changing of accounting policy		—		—		(349,476)		(71,724)		—		—		(421,200)
Balance after reflecting the effect of accounting policy		2,090,558		17,122,228		188,192		14,972,480		(755,973)		6,144		33,623,629

Comprehensive income
Profit for the year		—		—		—		3,061,191		—		755		3,061,946
Remeasurements of net defined benefit liabilities		—		—		(138,016)		—		—		—		(138,016)
Exchange differences on translating foreign operations		—		—		48,916		—		—		(96)		48,820
Net gains on financial instruments at fair value through other comprehensive income		—		—		88,013		15,498		—		—		103,511
Shares of other comprehensive income of associates and joint ventures		—		—		(3,733)		—		—		—		(3,733)
Cash flow hedges		—		—		(9,038)		—		—		—		(9,038)
Losses on hedges of a net investment in a foreign operation		—		—		(27,134)		—		—		—		(27,134)
Other comprehensive income of separate account		—		—		28,709		—		—		—		28,709
Fair value changes on financial liabilities designated at fair value due to own credit risk		—		—		1,484		—		—		—		1,484
Net gains on overlay adjustment		—		—		413		—		—		—		413

Total comprehensive income(loss)		—		—		(10,386)		3,076,689		—		659		3,066,962
Transactions with shareholders
Dividends paid to shareholders of the Parent Company		—		—		—		(766,728)		—		—		(766,728)
Acquisition of treasury shares		—		—		—		—		(212,576)				(212,576)
Non-controlling interests changes in business combination		—		—		—		—		—		2,238		2,238
Others		—		(568)		—		—		—		70		(498)

Total transactions with shareholders		—		(568)		—		(766,728)		(212,576)		2,308		(977,564)
Balance at December 31, 2018[1]	￦	2,090,558	￦	17,121,660	￦	177,806	￦	17,282,441	￦	(968,549)	￦	9,111	￦	35,713,027

(Continued)

KB FINANCIAL GROUP INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 and 2018

	Equity attributable to shareholders of the parent company
	Share Capital		Capital surplus		Accumulated other comprehensive income		Retained earnings		Treasury shares		Non-controlling interests		Total equity
	(Translation into U.S. dollars (Note 3)) (In thousands)
Balance at January 1, 2018	US$	1,878,562	US$	15,385,926	US$	483,146	US$	13,518,627	US$	(679,313)	US$	5,521	US$	30,592,469

The effect of changing of accounting policy		—		—		(314,037)		(64,451)		—		—		(378,488)
Balance after reflecting the effect of accounting policy		1,878,562		15,385,926		169,109		13,454,176		(679,313)		5,521		30,213,981

Comprehensive income
Profit for the year		—		—		—		2,750,767		—		678		2,751,445
Remeasurements of net defined benefit liabilities		—		—		(124,021)		—		—		—		(124,021)
Exchange differences on translating foreign operations		—		—		43,955		—		—		(86)		43,869
Net gains on financial instruments at fair value through other comprehensive income		—		—		79,088		13,926		—		—		93,014
Shares of other comprehensive income of associates and joint ventures		—		—		(3,354)		—		—		—		(3,354)
Cash flow hedges		—		—		(8,121)		—		—		—		(8,121)
Losses on hedges of a net investment in a foreign operation		—		—		(24,382)		—		—		—		(24,382)
Other comprehensive income of separate account		—		—		25,797		—		—		—		25,797
Fair value changes on financial liabilities designated at fair value due to own credit risk		—		—		1,334		—		—		—		1,334
Net gains on overlay adjustment		—		—		371		—		—		—		371

Total comprehensive income (loss)		—		—		(9,333)		2,764,693		—		592		2,755,952
Transactions with shareholders
Dividends paid to shareholders of the Parent Company		—		—		—		(688,976)		—		—		(688,976)
Acquisition of treasury shares		—		—		—		—		(191,020)		—		(191,020)
Non-controlling interests changes in business combination		—		—		—		—		—		2,011		2,011
Others		—		(510)		—		—		—		63		(447)

Total transactions with shareholders		—		(510)		—		(688,976)		(191,020)		2,074		(878,432)
Balance at December 31, 2018[1]	US$	1,878,562	US$	15,385,416	US$	159,776	US$	15,529,893	US$	(870,333)	US$	8,187	US$	32,091,501

[1]

The consolidated statement of changes in equity for the year ended December 31, 2018 is prepared in accordance with IFRS 9 and IFRS 15, and the comparatives for the year ended December 31, 2016 and 2017 has not been restated.

The accompanying notes are an integral part of these consolidated financial statements.

KB FINANCIAL GROUP INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 and 2018

	2016		2017		2018[1]		2018[1]
							Translation into U.S. dollars (Note 3)
	(In millions of Korean won)						(In thousands)
Cash flows from operating activities:
Profit for the year	￦	2,190,180	￦	3,343,461	￦	3,061,946	US$	2,751,445

Adjustment for non-cash items
Net gain on financial assets/liabilities at fair value through profit or loss		—		—		(104,755)		(94,132)
Net loss (gain) on financial assets/liabilities at fair value through profit or loss (under IAS 39)		401,556		(106,868)		—		—
Net loss (gain) on derivative financial instruments for hedging purposes		69,573		(135,363)		186,029		167,164
Adjustment of fair value of derivative financial instruments		338		(1,000)		410		368
Provision for credit loss		539,283		548,244		673,694		605,377
Net loss (gain) on financial investments		(139,800)		110,156		(99,253)		(89,188)
Share of profit of associates and joint ventures		(280,838)		(84,274)		(24,260)		(21,800)
Depreciation and amortization expense		289,438		371,150		409,481		367,957
Depreciation and amortization expense on VOBA		—		179,193		214,153		192,437
Other net losses (gains) on property and equipment/intangible assets		5,259		30,893		(138,553)		(124,503)
Share-based payments		38,190		73,370		10,930		9,822
Policy reserve appropriation		366,145		1,644,389		1,608,175		1,445,096
Post-employment benefits		197,696		233,501		220,215		197,884
Net interest expense		421,679		363,803		277,152		249,047
Loss (gain) on foreign currency translation		15,931		(70,399)		(142,586)		(128,127)
Gains on bargain purchase		(628,614)		(122,986)		—		—
Net other expense		65,412		204,122		207,025		186,032

		1,361,248		3,237,931		3,297,857		2,963,434

Changes in operating assets and liabilities
Financial asset at fair value through profit or loss (under IAS 39)		(1,463,824)		(3,946,805)		—		—
Financial asset at fair value through profit or loss		—		—		(8,446,927)		(7,590,355)
Derivative financial instruments		147,137		(295,795)		151,297		135,955
Loans at fair value through other comprehensive income		—		—		(40,413)		(36,315)
Loans at amortized cost		(16,423,939)		(22,465,758)		(31,334,606)		(28,157,080)
Current income tax assets		(8,868)		59,334		(3,668)		(3,296)
Deferred income tax assets		(87,701)		3,186		(557)		(501)
Other assets		1,393,689		(3,938,297)		(2,292,160)		(2,059,721)
Financial liabilities at fair value through profit or loss (under IAS 39)		356,880		66,222		—		—
Financial liabilities at fair value through profit or loss		—		—		3,690,005		3,315,815
Deposits		12,042,422		18,858,210		20,679,844		18,582,779
Current income tax liabilities		—		—		264,765		237,916
Deferred income tax liabilities		(150,333)		108,355		115,208		103,525
Other liabilities		1,768,096		133,931		1,899,791		1,707,140

		(2,426,441)		(11,417,417)		(15,317,421)		(13,764,138)

Net cash inflow (outflow) from operating activities	￦	1,124,987	￦	(4,836,025)	￦	(8,957,618)	US$	(8,049,259)

(Continued)

KB FINANCIAL GROUP INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 and 2018

	2016		2017		2018[1]		2018[1]
							Translation into U.S. dollars (Note 3)
	(In millions of Korean won)						(In thousands)
Cash flows from investing activities:
Net cash flows from derivative financial instruments for hedging purposes	￦	—	￦	—	￦	42,305	US$	38,015
Disposal of financial asset at fair value through profit or loss		—		—		9,582,940		8,611,170
Acquisition of financial asset at fair value through profit or loss		—		—		(8,707,420)		(7,824,433)
Disposal of financial investments		28,066,113		38,050,549		60,773,660		54,610,828
Acquisition of financial investments		(30,737,148)		(46,538,295)		(64,729,380)		(58,165,413)
Disposal of investments in associates and joint ventures		106,658		141,052		34,717		31,196
Acquisition of investments in associates and joint ventures		(1,558,731)		(53,375)		(187,077)		(168,106)
Disposal of property and equipment		809		31,167		2,272		2,042
Acquisition of property and equipment		(397,157)		(298,368)		(452,270)		(406,407)
Disposal of investment property		—		1,593		140,969		126,674
Acquisition of investment property		(1,254)		(262)		(1,288,125)		(1,157,501)
Disposal of intangible assets		8,330		7,603		10,706		9,620
Acquisition of intangible assets		(111,603)		(111,894)		(126,163)		(113,369)
Net cash flows from the change in subsidiaries		95,304		(405,817)		188,140		169,061
Others		90,141		446,628		234,440		210,666

Net cash outflow from investing activities		(4,438,538)		(8,729,419)		(4,480,286)		(4,025,957)

Cash flows from financing activities:
Net cash flows from derivative financial instruments for hedging purposes		11,035		63,827		15,044		13,518
Net increase in debts		1,849,513		4,272,011		4,216,014		3,788,484
Increase in debentures		99,305,813		139,700,967		143,603,589		129,041,280
Decrease in debentures		(98,484,764)		(129,235,557)		(135,180,630)		(121,472,463)
Increase in other payables from trust accounts		1,639,104		587,523		267,077		239,994
Dividends paid to shareholders of the Parent Company		(378,625)		(497,969)		(766,728)		(688,977)
Disposal of treasury shares		—		3,515		—		—
Acquisition of treasury shares		(716,808)		(185,532)		(224,700)		(201,914)
Dividends paid to non-controlling interests		(5,156)		(5,156)		—		—
Increase in non-controlling interests		—		(163,658)		—		—
Others		(38,786)		148,775		(185,894)		(167,042)

Net cash inflow from financing activities		3,181,326		14,688,746		11,743,772		10,552,880

Effect of exchange rate changes on cash and cash equivalents		89,142		(133,240)		(67,950)		(61,059)

Net increase (decrease) in cash and cash equivalents		(43,083)		990,062		(1,762,082)		(1,583,395)
Cash and cash equivalents at the beginning of the year		7,457,919		7,414,836		8,404,898		7,552,588

Cash and cash equivalents at the end of the year	￦	7,414,836	￦	8,404,898	￦	6,642,816	US$	5,969,193

[1]

The consolidated statement of cash flows for the year ended December 31, 2018 is prepared in accordance with IFRS 9 and IFRS 15, and the comparatives for the year ended December 31, 2017 has not been restated.

The accompanying notes are an integral part of these consolidated financial statements.

KB FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. The Parent Company

KB Financial Group Inc. (the “Parent Company”) was incorporated on September 29, 2008, under the Financial Holding Companies Act of Korea. KB Financial Group Inc. and its subsidiaries (collectively referred to as the “Group”) derive substantially all of their revenue and income from providing a broad range of banking and related financial services to consumers and corporations primarily in Korea and in selected international markets. The Parent Company’s principal business includes ownership and management of subsidiaries and associated companies that are engaged in financial services or activities. In 2011, Kookmin Bank spun off its credit card business segment and established a new separate credit card company, KB Kookmin Card Co., Ltd., and KB Investment & Securities Co., Ltd. merged with KB Futures Co., Ltd. The Group established KB Savings Bank Co., Ltd. in January 2012, acquired Yehansoul Savings Bank Co., Ltd. in September 2013, and KB Savings Bank Co., Ltd. merged with Yehansoul Savings Bank Co., Ltd. in January 2014. In March 2014, the Group acquired Woori Financial Co., Ltd. and changed the name to KB Capital Co., Ltd. Meanwhile, the Group included LIG Insurance Co., Ltd. as an associate and changed the name to KB Insurance Co., Ltd. in June 2015. Also, the Group included Hyundai Securities Co., Ltd. as an associate in June 2016 and included as a subsidiary in October 2016 by comprehensive exchange of shares. Hyundai Securities Co., Ltd. merged with KB Investment & Securities Co., Ltd. in December 2016 and changed the name to KB Securities Co., Ltd. in January 2017. KB Insurance Co., Ltd. became one of the subsidiaries through a tender offer in May 2017.

The Parent Company’s share capital as of December 31, 2018, is ￦ 2,090,558 million. The Parent Company has been listed on the Korea Exchange (“KRX”) since October 10, 2008, and on the New York Stock Exchange (“NYSE”) for its American Depositary Shares (“ADS”) since September 29, 2008. Number of shares authorized in its Articles of Incorporation is 1,000 million.

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

The Group has applied the following standards and amendments for the first time for their annual reporting period commencing January 1, 2018. The adoption of these amendments did not have any significant impact on the current period or any prior period and is not likely to affect future periods, with the exception of the application of IFRS 9 Financial Instruments and IFRS 15 Revenue from Contracts with Customers discussed below.

•	Amendments to IAS 28 Investments in Associates and Joint Ventures

Amendments to IAS 28 clarifies that a venture capital organization or a mutual fund, and similar entities may elect, at initial recognition, to measure investments in an associate or joint venture at fair value through profit or loss separately for each associate or joint venture.

•	Amendments to IAS 40 Transfers of Investment Property

Amendments to IAS 40 clarifies that a transfer to, or from, investment property, including property under construction, can only be made if there has been a change in use that is supported by evidence. Paragraph 57 of the standard provides a list of such circumstances as examples.

•	Amendments to IFRS 2 Share-based Payment

Amendments to IFRS 2 clarifies accounting for a modification to the terms and conditions of a share-based payment that changes the classification of the transaction from cash-settled to equity-settled. Also, it clarifies that the measurement approach should treat the terms and conditions of a cash-settled award in the same way as for an equity-settled award.

•	Enactment of IFRIC 22 Foreign Currency Transactions and Advance Consideration

According to the enacted interpretation, the date of the transaction for the purpose of determining the exchange rate to use on initial recognition of the related asset, expense or income (or part thereof) is the date on which an entity initially recognizes the non-monetary asset or non-monetary liability arising from the prepayment or receipt of advance consideration. In case there are multiple payments or receipts in advance, the entity should determine a date of the transaction for each payment or receipt of advance consideration.

•	IFRS 9 Financial Instruments

The Group applied IFRS 9 Financial Instruments with a date of initial application of January 1, 2018. As permitted by the transition requirements of IFRS 9, comparative periods have not been restated. The Group recognized the difference between the previous carrying amount and the carrying amount at the beginning of the annual reporting period that includes the date of initial application in the opening retained earnings of the annual reporting period that includes the date of initial application. Also, the Group applied “The Overlay Approach” under IFRS 4 at the initial application of IFRS 9. For details about impacts of the adoption of this IFRS, see Note 45.

•	IFRS 15 Revenue from Contracts with Customers

The Group has applied IFRS 15 Revenue from Contracts with Customers. As permitted by the transition requirements of IFRS 15, comparative periods have not been restated.

For details about impacts of the application of this IFRS, see Note 28 and 45.

The Group has changed the accounting policy for their annual reporting period commencing January 1, 2018.

•	Presentation of interest income arising from financial assets measured at fair value through profit or loss

The Group previously recognized interest income arising from financial assets at fair value through profit or loss as net gains (losses) on financial assets/liabilities at fair value through profit or loss in the consolidated statements of comprehensive income. From January 1, 2018, the Group changed the accounting policy, and corresponding interest income is presented as a portion of interest income in the consolidated statements of comprehensive income. The Group expects the change in accounting policy provides more relevant information.

The consolidated statement of comprehensive income for year ended December 31, 2017, has been restated by adjusting classification of interest income.

The Group does not expect the change in accounting policy to have an impact on the consolidated statements of financial position, and total comprehensive income. The results and impact of the change on the consolidated statement of comprehensive income for the year ended December 31, 2016, 2017 and 2018, are as follows:

	2016		2017		2018
	(In millions of Korean won)
Increase in interest income	￦	313,077	￦	536,605	￦	748,360
Decrease in net gains (losses) on financial assets/liabilities at fair value through profit or loss		—		—		(748,360)
Decrease in net gains (losses) on financial assets/liabilities at fair value through profit or loss (under IAS 39)		(313,077)		(536,605)		—

Certain new accounting standards and interpretations that have been published that are not mandatory for annual reporting period commencing January 1, 2018 and have not been early adopted by the Group are set out below. The Group expects the effect on the financial statements applying the new standard will not be significant, with the exception of the adoption of IFRS 16 Lease

•	IFRS 16 Leases

IFRS 16 Leases issued in January 2016 is effective for annual periods beginning on or after January 1, 2019, with early adoption permitted. This standard will replace IAS 17 Leases, Interpretation IFRIC 4 Determining whether an Arrangement contains a Lease, Interpretation IFRIC 15 Operating Leases-Incentives, and Interpretation SIC 27 Evaluating the Substance of Transactions Involving the Legal Form of a Lease.

At inception of a contract, the Group shall assess whether the contract is, or contains, a lease. Also, at the date of initial application, the Group shall assess whether the contract is, or contains, a lease in accordance with the standard. However, the Group may not need to reassess all contracts, if the Group elects to apply the practical expedient not to apply the standard to contracts that were entered into before the date of initial application. At inception of a contract, the Group will assess whether the contract is, or contains, a lease.

For a contract that is, or contains, a lease, the Group shall account for each lease component within the contract as a lease separately from non-lease components of the contract. In addition, as a practical expedient, the lessee may elect, by class of underlying asset, not to separate non-lease components from lease components, and instead account for each lease component and any associated non-lease components as a single lease component. For the all (or partial) lease agreements, or the agreements including lease components, the Group plans to apply the practical expedient to account for each lease component and any associated non-lease components as a single lease agreement.

A lessee is required to recognize a right-of-use asset representing its right to use the underlying leased asset and a lease liability representing its obligation to make lease payments. The lessee may elect not to apply the requirements to short-term lease (a lease term of 12 months or less at the commencement date) and low value assets (e.g. underlying assets below $ 5,000). The Group plans not to apply the requirements to real estate rent for single-use (a lease for education and others) and low value assets (e.g. underlying assets below ￦ 5 million and $ 5,000).

In relation with sale and leaseback transactions, the Group (the seller-lessee) shall apply the requirements for determining when a performance obligation is satisfied in IFRS 15 ‘Revenue from Contracts with Customers’ to determine whether the transfer of an asset is accounted for as a sale of that asset. However, for those transactions before the date of initial application, the Group shall not reassess them.

The accounting treatment as a lessor did not change significantly from the one under IAS 17 Leases. The Bank expects the effect on the financial statements applying the new standard will not be significant as accounting for the Bank, as a lessor, will not significantly change.

A lessee shall apply this standard to its leases either (a) retrospectively to each prior reporting period presented applying IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors (Full retrospective application); or (b) retrospectively with the cumulative effect of initially applying the standard recognized at the date of initial application.

The Group plans to apply IFRS 16 retrospectively with the cumulative effect of initially applying the standard and as such will not restate any comparative information.

The Group performed an impact assessment to identify potential financial effects of applying IFRS 16 based on available information as at December 31, 2018 to identify effects on 2019 financial statements.

The total minimum lease payment expected to be paid by the Group in relation to operating leases before discounted to their present value is ￦ 591,190 million. When the payment is discounted at incremental borrowing rate of the lessee, the total minimum lease payment amounts to ￦ 550,322 million. As a result of the financial effects on the financial statements analyzed, the Group expects the underlying leased asset and a lease liability as at December 31, 2018 to be increased by ￦ 580,698 million and ￦ 550,322 million, respectively. The difference between the right-of-use asset and the lease liability has been arising from the adjustments made at the right-of-use asset for the lease contracts entered before the date of the adoption of this standard. On the other hand, the results of the assessment may change due to additional information that the Group may obtain after the assessment.

•	Amendments to IFRS 9 Financial Instruments

The narrow-scope amendments made to IFRS 9 Financial Instruments enable entities to measure certain prepayable financial assets with negative compensation at amortized cost. When a modification of a financial liability measured at amortized cost that does not result in derecognition,    a modification gain or loss shall be recognized in profit or loss.

•	Amendments to IAS 19 Employee Benefits

The amendments require that an entity shall calculate current service cost and net interest for the remainder of the reporting period after a plan amendment, curtailment or settlement based on updated actuarial assumptions from the date of the change. The amendments also require that a reduction in a surplus must be recognized in profit or loss even if that surplus was not previously recognized because of the impact of the asset ceiling.

•	Amendments to IAS 28 Investments in Associates and Joint Ventures

The amendments clarify that an entity shall apply IFRS 9 to financial instruments in an associate or joint venture to which the equity method is not applied. These include long-term interests that, in substance, form part of the entity’s net investment in an associate or joint venture. These amendments will be applied for annual periods beginning on or after January 1, 2019, with early adoption permitted. In accordance with the transitional provisions in IFRS 9, the restatement of the comparative information is not required and the cumulative effects of initially applying the amendments retrospectively should be recognized in the beginning balance of retained earnings (or other components of equity, as appropriate) at the date of initial application.

•	Enactment to Interpretation of IFRIC 23 Uncertainty over Income Tax Treatments

The enactment clarifies the accounting for uncertainties in income taxes in the event that the decision of taxation authorities or courts can change tax treatment. The enactment presents calculating methods of disclosure amount based on the possibility of future recognition of the income tax treatment, and requires disclosure of the uncertainty of the amount.

•	Annual Improvements to IFRS 3 Business Combination

The amendments clarify that when a party to a joint arrangement obtains control of a business that is a joint operation, and had rights to the assets and obligations for the liabilities relating to that joint operation immediately before the acquisition date, the transaction is a business combination achieved in stages. In such cases, the acquirer shall remeasure its entire previously held interest in the joint operation.

•	Annual Improvements to IFRS 11 Joint Agreements

The amendments clarify that when a party that participates in, but does not have joint control of, a joint operation might obtain joint control of the joint operation in which the activity of the joint operation constitutes a business. In such cases, previously held interests in the joint operation are not remeasured.

•	Annual Improvements to Paragraph 57A of IAS 12 Income Tax

The amendment is applied to all the income tax consequences of dividends and requires an entity to recognize the income tax consequences of dividends in profit or loss, other comprehensive income or equity according to where the entity originally recognized those past transactions or events.

•	Annual Improvements to IAS 23 Borrowing Cost

The amendments clarify that if a specific borrowing remains outstanding after the related qualifying asset is ready for its intended use (or sale), it becomes part of general borrowings.

•	IFRS 17 Insurance Contracts

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

2.3 Functional and Presentation Currency

Items included in the financial statements of each entity of the Group are measured using the currency of the primary economic environment in which the entity operates (“the functional currency”). The consolidated financial statements are presented in Korean won, which is the Parent Company’s functional and presentation currency (Notes 3.2.1 and 3.2.2).

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

If certain portion of the taxable income is not used for investments, increase in wages, and others in accordance with the Tax System for Promotion of Investment and Collaborative Cooperation (Recirculation of Corporate Income), the Group is liable to pay additional income tax calculated based on the tax laws. The new tax system is effective for three years from 2018. Accordingly, the measurement of current and deferred income tax is affected by the tax effects from the new system. As the Group’s income tax is dependent on the investments, increase in wages, and others, there exists uncertainty with regard to measuring the final tax effects.

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

2.4.3 Provisions for credit losses (allowances for loan losses, provisions for acceptances and guarantees, and unused loan commitments)

The Group tests impairment and recognizes allowances for losses on financial assets classified at amortized cost, debt instruments measured at fair value through other comprehensive income and lease receivables through impairment testing and recognizes provisions for guarantees, and unused loan commitments. Accuracy of provisions for credit losses is dependent upon estimation of expected cash flows of the borrower for individually assessed allowances of loans, and upon assumptions and methodology used for collectively assessed allowances for groups of loans, guarantees and unused loan commitments.

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

3. Significant Accounting Policies

The significant accounting policies applied in the preparation of these consolidated financial statements are set out below. The items related to financial instruments on the consolidated financial statements were stated under IFRS 9 for the current year, and under ISA 39 for the year ended December 31, 2017. And The items related to Revenue from Contracts with Customers were stated under IFRS 15 for the current year, and under IAS 18 for the year ended December 31, 2017. The accounting policies on financial instruments were applied for current period, and comparatives are not restated retrospectively. Except for the changes related to financial instruments, these policies have been consistently applied to all periods presented.

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

Profit or loss and each component of other comprehensive income are attributed to the owners of the Parent Company and to the non-controlling interests, if any. Total comprehensive income is attributed to the owners of the Parent Company and to the non-controlling interests even if this results in the non-controlling interests having a negative balance.

Transactions with non-controlling interests that do not result in loss of control are accounted for as equity transactions; that is, as transactions with the owners exercising their entitlement. The difference between fair value of any consideration paid and the relevant share acquired of the carrying value of net assets of the subsidiary is recorded in equity. Gains or losses on disposals to non-controlling interests are also recorded in equity.

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

In a business combination achieved in stages, the Group shall remeasure its previously held equity interest in the acquiree at its acquisition-date fair value and recognize the resulting gain or loss, if any, in profit or loss or other comprehensive income, as appropriate. In prior reporting periods, the Group may have recognized changes in the value of its equity interest in the acquiree in other comprehensive income. If so, the amount that was recognized in other comprehensive income shall be reclassified as profit or loss, or retained earnings, on the same basis as would be required if the Group had disposed directly of the previously held equity interest.

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

3.1.2 Associates and Joint ventures

Associates are entities over which the Group has significant influence in the financial and operating policy decisions. Generally, if the Group holds 20% to 50% of the voting power of the investee, it is presumed that the Group has significant influence, it is presumed that the Group has significant influence.

Joint ventures are investments in which the Group jointly controls over economic activities pursuant to contractual arrangement. Decisions on financial and operating policies require unanimous consent of the parties sharing control.

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

Assets and liabilities for each statement of financial position presented (including comparatives) are translated at the closing rate at the end of the reporting period, unless the functional currency of the foreign operation is in hyper-inflationary economy. Income and expenses in the statement of comprehensive income presented are translated using the average exchange rates for the period. All resulting exchange differences are recognized in other comprehensive income.

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

3.2.3 Net investment in a foreign operation

If the settlement of a monetary item receivable from or payable to a foreign operation is neither planned nor likely to occur in the foreseeable future, then foreign currency difference arising on the item which in substance is considered to form part of the net investment in the foreign operation, are recognized in the other comprehensive income and shall be reclassified to profit or loss on disposal of the investment.

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

The Group classifies financial assets as financial assets at fair value through profit or loss, financial assets at fair value through other comprehensive income, or financial assets at amortized cost. The Group classifies financial liabilities as financial liabilities at fair value through profit or loss, or other financial liabilities. The classification depends on the nature and holding purpose of the financial instrument at initial recognition in the consolidated financial statements.

At initial recognition, a financial asset or financial liability is measured at its fair value plus or minus, in the case of a financial asset or financial liability not at fair value through profit or loss, transaction costs that are directly attributable to the acquisition or issue of the financial asset or financial liability. The fair value is defined as the amount for which an asset could be exchanged, or a liability settled, between knowledgeable, willing parties in an arm’s length transaction. The fair value of a financial instrument on initial recognition is normally the transaction price (that is, the fair value of the consideration given or received) in an arm’s length transaction.

3.3.2 Subsequent measurement

After initial recognition, financial instruments are measured at amortized cost or fair value based on classification at initial recognition.

Amortized cost

The amortized cost of a financial asset or financial liability is the amount at which the financial asset or financial liability is measured on initial recognition:

•	minus the principal repayments

•	plus or minus the cumulative amortization using the effective interest method of any difference between that initial amount and the maturity amount

•	or any reduction (directly or through the use of an allowance account) due to impairment or uncollectibility

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

In addition, the fair value information recognized in the statements of financial position is classified into the following fair value hierarchy, reflecting the significance of the input variables used in the fair value measurement.

Level 1 :	quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date
Level 2 :	inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.
Level 3 :	unobservable inputs for the asset or liability.

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

If the Group transfers the contractual rights to receive the cash flows of the financial asset, but retains substantially all the risks and rewards of ownership of the financial asset, the Group continues to recognize the transferred asset in its entirety and recognize a financial liability for the consideration received.

The Group writes off financial assets in its entirety or to a portion thereof when the principal and interest on the principal amount outstanding are determined to be no longer recoverable. In general, the Group considers write-off if significant financial difficulties of the debtor, or delinquency in interest or principal payments is indicated. The write-off decision is made in accordance with internal regulations and may require approval from external institution, if necessary. After the write-off, the Group can collect the written-off loans continuously according to the internal policy. Recovered amounts of financial assets previously written-off are recognized at profit or loss.

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

3.4 Cash and Due from Financial Institutions

Cash and due from financial institutions include cash on hand, foreign currency, and short-term, highly liquid investments that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value, and due from financial institutions. Cash and due from financial institutions are measured at amortized cost.

3.5 Non-derivative Financial Assets

3.5.1 Financial assets at fair value through profit or loss

Financial assets classified as held for trading, financial assets designated by the Group as at fair value through profit or loss upon initial recognition, and financial assets that are required to be mandatorily measured at fair value through profit or loss are classified as financial assets at fair value through profit or loss

The Group may designate certain financial assets upon initial recognition as at fair value through profit or loss when the designation eliminates or significantly reduces a measurement or recognition inconsistency (sometimes referred to as ‘an accounting mismatch’) that would otherwise arise from measuring assets or liabilities or recognizing the gains and losses on them on different bases.

After initial recognition, a financial asset at fair value through profit or loss is measured at fair value and gains or losses arising from a change in the fair value are recognized in profit or loss. Interest income and dividend income from financial assets at fair value through profit or loss are also recognized in the statement of comprehensive income.

3.5.2 Financial assets at fair value through other comprehensive income

The Group classifies below financial assets as financial assets at fair value through other comprehensive income;

•

debt instruments that are a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets, and consistent with representing solely payments of principal and interest on the principal amount outstanding or;

•

equity instruments, not held for trading with the objective of generating a profit from short-term fluctuations in price or dealer’s margin, designated as financial assets at fair value through other comprehensive income

After initial recognition, a financial asset at fair value through other comprehensive income is measured at fair value. Gain and loss from changes in fair value, other than dividend income and interest income amortized using effective interest method and exchange differences arising on monetary items which are recognized directly in income as interest income or expense, are recognized as other comprehensive income in equity.

At disposal of financial assets at fair value through other comprehensive income, cumulative gain or loss is recognized as profit or loss for the reporting period. However, cumulative gain or loss of equity instrument designated as fair value through other comprehensive income are not recycled to profit or loss at disposal.

Financial assets at fair value through other comprehensive income denominated in foreign currencies are translated at the closing rate. Exchange differences resulting from changes in amortized cost are recognized in profit or loss, and other changes are recognized as equity.

3.5.3 Financial assets measured at amortized cost

A financial asset, which are held within the business model whose objective is to hold assets in order to collect contractual cash flows and consistent with representing solely payments of principal and interest on the principal amount outstanding, are classified as a financial asset at amortized cost.

Financial assets at amortized cost are subsequently measured at amortized cost using the effective interest method after initial recognition and interest income is recognized using the effective interest method.

3.6 Expected Credit Loss of Financial Assets (Debt Instruments)

The Group measures expected credit loss and recognizes loss allowance at the end of the reporting period for financial assets measured at amortized cost and fair value through other comprehensive income with the exception of financial asset measured at fair value through profit or loss.

Expected credit losses are a probability-weighted estimate of credit losses (i.e. the present value of all cash shortfalls) over the expected life of the financial instrument. The Group measures expected credit losses by reflecting reasonable and supportable information that is reasonably available at the reporting date without undue cost or effort, including information about past events, current conditions and forecasts of future economic conditions.

The Group uses the following three measurement techniques in accordance with IFRS:

•	General approach: for financial assets and off-balance-sheet unused credit line that are not applied below two approaches

•	Simplified approach: for receivables, contract assets and lease receivables

•	Credit-impaired approach: for purchased or originated credit-impaired financial assets

Different measurement approaches are applied depending on significant increase in credit risk. 12 month expected credit losses is recognized when credit risk has not significantly increased since initial recognition. A loss allowance at an amount equal to lifetime expected credit losses is recognized when credit risk has significantly increased since initial recognition. Lifetime is presumed to be a period to the contractual maturity date of a financial asset (the expected life of the financial asset).

One or more of the following items is deemed significant increase in credit risk. 30 days past due presumption is applicable for all consolidated subsidiaries, and other standards are selectively applied considering applicability of each subsidiary with its specific indicators. When the contractual cash flows of a financial asset are renegotiated or otherwise modified, the Group determines whether the credit risk has increased significantly since initial recognition using the following information.

•	more than 30 days past due;

•	decline in credit rating at period end by more than certain notches as compared to that at initial recognition;

•	decline in ratings below certain level in the early warning system;

•	debt restructuring (except for impaired financial assets); and

•	credit delinquency information on Korea Federation of Banks, and etc.

Under simplified approach, the Group shall always measure the loss allowance at an amount equal to lifetime expected credit losses. Under credit-impaired approach, the Group shall only recognize the cumulative changes in lifetime expected credit losses since initial recognition as a loss allowance for purchased or originated credit-impaired financial assets. In assessing credit impairment, the Group uses definition of default as in the new Basel Accord which rules calculation of Capital Adequacy Ratio.

The Group generally deems one or more of the following items credit-impaired:

•	no less than 90 days past due;

•	legal proceedings related to collection;

•	a borrower that has received a warning from the Korea Federation of Banks;

•	corporate borrowers that are rated C or D;

•	refinancing; and

•	debt restructuring.

3.6.1 Forward-looking information

The Group uses forward-looking information, when it determines whether the credit risk has increased significantly since initial recognition and measures expected credit losses.

The Group assumes the risk component has a certain correlation with the business cycle, and calculates the expected credit loss by reflecting the forward-looking information with macroeconomic variables on the measurement inputs.

The correlation between the major macroeconomic variables and the credit risk is as follows;

Key macroeconomic variables	Correlation between the major macroeconomic variables and the credit risk
Domestic GDP growth rate	(-)
Composite stock index	(-)
Construction investment change rate	(-)
Housing transaction price index	(-)
Consumer price index	(+)
Overnight call rate changes compare to previous year(%P)	(+)
Unemployment rate	(+)
Retail loan change rate	(-)

Forward looking information used in calculation of expected credit loss is derived by KB Financial Group Research Institute after comprehensive consideration of a variety of factors including scenario in management planning, third party forecast, and others.

3.6.2 Measuring expected credit losses on financial assets at amortized cost

The amount of the loss on financial assets at amortized cost is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows discounted at the financial asset’s original effective interest rate.

The Group estimates expected future cash flows for financial assets that are individually significant (individual assessment of impairment).

For financial assets that are not individually significant, the Group collectively estimates expected credit loss by grouping loans with homogeneous credit risk profile (collective assessment of impairment).

Individual assessment of impairment

Individual assessment of impairment losses are calculated using management’s best estimate on present value of expected future cash flows. The Group uses all the available information including operating cash flow of the borrower and net realizable value of any collateral held.

Collective assessment of impairment

Collective assessment of loss allowance involves historical loss experience along with incorporation of forward-looking information. Such process incorporates factors such as type of collateral, product and borrowers, credit rating, size of portfolio and recovery period and applies ‘probability of default’(PD) on a group of assets and ‘loss given default’(LGD) by type of recovery method. Also, the expected credit loss model involves certain assumption to determine input based on loss experience and forward-looking information. These models and assumptions are periodically reviewed to reduce gap between loss estimate and actual loss experience.

Lifetime expected credit loss as at the end of the reporting period is calculated by product of carrying amount net of expected repayment, PD for each period and LGD adjusted by change in carrying amount.

3.6.3 Measuring expected credit losses on financial assets at fair value through other comprehensive income

Measuring method of expected credit losses on financial assets at fair value through other comprehensive income is equal to the method of financial assets at amortized cost, except for loss allowances that are recognized as other comprehensive income. Amounts recognized in other comprehensive income for sale or repayment of financial assets at fair value through other comprehensive income are reclassified to profit or loss.

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

At the inception of the hedge, there is formal designation and documentation of the hedging relationship and the Group’s risk management objective and strategy for undertaking the hedge. This documentation includes identification of the hedging instrument, the hedged item or transaction, the nature of the risk being hedged and how the Group will assess the hedging instrument’s effectiveness in offsetting the exposure to changes in the hedged item’s fair value or cash flows attributable to the hedged risk.

Derivatives are initially recognized at fair value. Subsequent to initial recognition, derivatives are measured at fair value, and changes therein are accounted for as described below.

3.7.1 Derivative financial instruments held for trading

All derivative financial instruments, except for derivatives that are designated and qualify for hedge accounting, are measured at fair value. Gains or losses arising from a change in fair value are recognized in profit or loss as part of net gains or losses on financial instruments at fair value through profit or loss.

3.7.2 Fair value hedges

If derivatives qualify for a fair value hedge, the change in fair value of the hedging instrument and the change in fair value of the hedged item attributable to the hedged risk are recognized in profit or loss as part of other operating income and expenses. If hedged items are equity instruments and designated to present the change in fair value of the hedging instrument in other comprehensive income, recognized hedge ineffectiveness are presented in other comprehensive income. Fair value hedge accounting is discontinued prospectively if the hedging instrument expires or is sold, terminated or exercised, or the hedge no longer meets the criteria for hedge accounting or the Group revokes the designation. Once fair value hedge accounting is discontinued, the adjustment to the carrying amount of a hedged item is fully amortized to profit or loss by the maturity of the financial instrument using the effective interest method.

3.7.3 Cash flow hedges

The effective portion of changes in fair value of derivatives that are designated and qualify as cash flow hedges is recognized in other comprehensive income, limited to the cumulative change in fair value (present value) of the hedged item (the present value of the cumulative change in the future expected cash flows of the hedged item) from the inception of the hedge. The ineffective portion is recognized in gain or loss (other operating income or expense). The associated gains or losses that were previously recognized in other comprehensive income are reclassified from equity to profit or loss as a reclassification adjustment in the same period or periods during which the hedged forecast cash flows affects profit or loss. The associated gains or losses that were previously recognized in other comprehensive income are reclassified from equity to profit or loss as a reclassification adjustment in the same period or periods during which the hedged forecast cash flows affects profit or loss. Cash flow hedge accounting is discontinued prospectively if the hedging instrument expires or is sold, terminated or exercised, or the hedge no longer meets the criteria for hedge accounting or the Group revokes the designation. When the cash flow hedge accounting is discontinued, the cumulative gains or losses on the hedging instrument that have been recognized in other comprehensive income are reclassified to profit or loss over the year in which the forecast transaction occurs. If the forecast transaction is no longer expected to occur, the cumulative gains or losses that had been recognized in other comprehensive income are immediately reclassified to profit or loss.

3.7.4 Hedge of net investment

If derivatives and non-derivatives qualify for a net investment hedge, the effective portion of changes in fair value of hedging instrument is recognized in other comprehensive income and the ineffective portion is recognized in profit. The gain or loss on the hedging instrument relating to the effective portion of the hedge that has been recognized in other comprehensive income will be reclassified from other comprehensive income to profit or loss as a reclassification adjustment on the disposal or partial disposal of the foreign operation in accordance with IFRS 9 Financial Instruments.

3.7.5 Embedded derivatives

If a hybrid contract contains a host that is not an asset, an embedded derivative is separated from the host contract and accounted for as a derivative if, and only if the economic characteristics and risks of the embedded derivative are not closely related to those of the host contract and a separate instrument with the same terms as the embedded derivative would meet the definition of a derivative and the hybrid (combined) instrument is not measured at fair value with changes in fair value recognized in profit or loss. Gains or losses arising from a change in the fair value of an embedded derivative separated from the host contract are recognized in profit or loss as part of net gains or losses on financial instruments at fair value through profit or loss.

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

Each part of an item of property and equipment with a cost that is significant in relation to the total cost of the item is depreciated separately.

The depreciation method and estimated useful lives of the assets are as follows:

Property and equipment	Depreciation method	Estimated useful life
Buildings and structures	Straight-line	20 ~ 40 years
Leasehold improvements	Declining-balance/ Straight-line	4 ~ 15 years
Equipment and vehicles	Declining-balance/ Straight-line	3 ~ 15 years
Finance leased assets	Declining-balance	8 months ~ 5 years and 8 months

The residual value, the useful life and the depreciation method applied to an asset are reviewed at each financial year end. If expectations differ from previous estimates, the changes are accounted for as a change in an accounting estimate.

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

The depreciation method and estimated useful lives of the assets are as follows:

Investment property	Depreciation method	Estimated useful life
Buildings	Straight-line	20~40 years

The residual value, the useful life and the depreciation method applied to an asset are reviewed at each financial year end. If expectations differ from previous estimates, the changes are accounted for as a change in an accounting estimate

3.10 Intangible Assets

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

Intangible assets	Amortization method	Estimated useful life
Industrial property rights	Straight-line	3~19 years
Software	Straight-line	3~5 years
Finance leased assets	Straight-line	8 months ~ 5 years and 8 months
VOBA	Declining-Balance	60 years
Others	Straight-line	1~10 years

The amortization period and the amortization method for intangible assets with a definite useful life are reviewed at each financial year end. Where an intangible asset is not being amortized because its useful life is considered to be indefinite, the Group carries out a review in each accounting period to confirm whether or not events and circumstances still support the assumption of an indefinite useful life. If they do not, the change from the indefinite to definite useful life is accounted for as a change in an accounting estimate.

3.10.1 Value of Business Acquired (VOBA)

The Group recorded value of business acquired (VOBA) as intangible assets, which are the differences between the fair value of insurance liabilities and book value calculated based on the accounting policy of the acquired company. VOBA is an estimated present value of future cash flow of long-term insurance contracts at the acquisition date. VOBA is amortized over the above estimated useful life using declining balance method, and the depreciation is recognized as insurance expense.

3.10.2 Goodwill

Recognition and measurement

Goodwill arisen from business combinations before January 1, 2010, is stated at its carrying amount which was recognized under the Group’s previous accounting policy, prior to the transition to IFRS.

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

Leases in the financial statements of lessees

Lease payments are recognized as an expense on a straight-line basis over the lease term unless another systematic basis is more representative of the time pattern of the asset’s benefit, and the incentives from operating lease are recognized as a reduction of lease payments over the lease term.

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

If the recoverable amount of an asset is less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount. That reduction is an impairment loss and recognized immediately in profit or loss. For the purpose of impairment testing, goodwill arising from in a business combination is allocated to each of the cash-generating units that are expected to benefit from the synergies of the combination. The impairment loss is allocated first to reduce the carrying amount of any goodwill allocated to the cash-generating unit and then to the other assets of the unit pro rata on the basis of the carrying amount of each asset in the unit.

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

3.15 Financial Liabilities

The Group classifies non-derivative financial liabilities into financial liabilities at fair value through profit or loss or other financial liabilities in accordance with the substance of the contractual arrangement and the definitions of financial liabilities.

The Group recognizes financial liabilities in the consolidated statement of financial position when the Group becomes a party to the contractual provisions of the financial liability.

3.15.1 Financial liabilities at fair value through profit or loss

Financial liabilities at fair value through profit or loss include financial liabilities held for trading or designated as such upon initial recognition. Subsequent to initial recognition, financial liabilities at fair value through profit or loss are measured at fair value, and changes therein are recognized in profit or loss. Upon initial recognition, transaction costs that are directly attributable to the acquisition are recognized in profit or loss as incurred.

In relation to securities lending or borrowing transactions, the Group records transaction using memo value when it borrows securities from Korea Securities Depository etc. The borrowed securities are treated as financial liabilities at fair value through profit and loss when the Group sells them. Changes in fair value at the end of the reporting period and difference between carrying amount at redemption and purchased amount are recognized as profit and loss.

In addition, for the amount of change in the fair value of the financial liability that is attributable to changes in the credit risk of that liability, the Group presents this change in other comprehensive income, and does not recycle this to profit or loss, subsequently. When this treatment creates or enlarges an accounting mismatch, the Group recognizes this change as profit or loss for the current period.

3.15.2 Other financial liabilities

Non-derivative financial liabilities other than financial liabilities at fair value through profit or loss are classified as other financial liabilities. Other financial liabilities include Deposits, Debts, Debentures and others. At the date of initial recognition, other financial liabilities are measured at fair value minus transaction costs that are directly attributable to the acquisition. Subsequent to initial recognition, other financial liabilities are measured at amortized cost, and its interest expense is recognized, using the effective interest method.

In case an asset is sold under repurchase agreement, the Group continues to recognize the asset with the amount sold being accounted for as borrowing.

The Group derecognizes a financial liability from the consolidated statement of financial position only when it is extinguished (i.e. when the obligation specified in the contract is discharged, cancelled or expires).

3.16 Insurance Contracts

KB Life Insurance Co., Ltd., and KB Insurance Co., Ltd., the subsidiaries of the Group, issue insurance contracts.

Insurance contracts are defined as “a contract under which one party (the insurer) accepts significant insurance risk from another party by agreeing to compensate the policyholder if a specified uncertain future event adversely affects the policyholder”. A contract that qualifies as an insurance contract remains an insurance contract until all rights and obligations are extinguished or expire. Such a contract that does not contain significant insurance risk is classified as an investment contract and is within the scope of IFRS 9, Financial Instruments to the extent that it gives rise to a financial asset or financial liability, except if the investment contract contains a Discretionary Participation Features (DPF). If the contract has a DPF, the contract is subject to IFRS 4, Insurance Contracts. The Group recognizes assets (liabilities) and gains (losses) relating to insurance contracts as other assets (liabilities) in the statements of financial position, and as other operating income (expenses) in the statements of comprehensive income, respectively.

3.16.1 Insurance premiums

The Group recognizes collected premiums as revenue on the due date of collection of premiums from insurance contracts and the collected premium which is not earned at the end of the reporting period is recognized as unearned premium.

3.16.2 Insurance liabilities

The Group recognizes a liability for future claims, refunds, policyholders’ dividends and related expenses as follows:

Premium reserve

Premium reserve refers to an amount based on the net premium method for payment of future claims with respect to events covered by insurance policies which have not yet occurred as of the reporting period. It is calculated as the greater of the amount using standard interest rate and standard loss ratio defined by Financial Supervisory Services and the amount using the actual underlying data that have been used in premium calculation.

Reserve for outstanding claims

Reserve for outstanding claims refers to the amount not yet paid, out of an amount to be paid or expected to be paid with respect to the insured events which have been reported or which have been incurred but not reported (IBNR) as of the end of each fiscal year.

Unearned premium reserve

The premiums that are due before the end of the reporting period but applicable to the next period are included.

Policyholders’ dividends reserve

Policyholders’ dividends reserve including an interest rate guarantee reserve, a mortality dividend reserve and an interest rate difference dividend reserve is recognized for the purpose of provisioning for policyholders’ dividends in the future in accordance with statutes or insurance terms and conditions.

3.16.3 Liability adequacy test

The Group assesses at each reporting period whether its insurance liabilities are adequate, using current estimates of all future contractual cash flows and related cash flow such as claims handling cost, as well as cash flows resulting from embedded options and guarantees under its insurance contracts in accordance with IFRS 4. If the assessment shows that the carrying amount of its insurance liabilities is insufficient in light of the estimated future cash flows, additional reserve is recognized for the deficient amount. Future cash flows from long-term insurance are discounted at a future rate of return on operating assets, whereas future cash flows from general insurance are not discounted to present value. For liability adequacy tests of premium and unearned premium reserves, the Group considers all cash flow factors such as future insurance premium, deferred acquisition costs, operating expenses and operating premiums. In relation to the reserve for outstanding claims, the Group elects to use a model that best reflects the trend of paid claims among several statistical methods to perform the adequacy test.

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

If the Group has an onerous contract, the present obligation under the contract is recognized and measured as provisions. An onerous contract is a contract in which the unavoidable costs of meeting the obligations under the contract exceed the economic benefits expected to be received under it. The unavoidable costs under a contract reflect the minimum net cost to exit from the contract, which is the lower of the cost of fulfilling it and any compensation or penalties arising from failure to fulfill it.

3.18 Financial Guarantee Contracts

A financial guarantee contract requires the issuer (the Group) to make specified payments to reimburse the holder for a loss it incurs because a specified debtor fails to make payments when due in accordance with the original or modified terms of a debt instrument.

Financial guarantee contracts are initially recognized at fair value as other liabilities, and are amortized over the contractual term. After initial recognition, financial guarantee contracts are measured at the higher of:

•	The amount determined in accordance with IFRS 9, Financial Instruments or

•	The initial amount recognized, less, when appropriate, cumulative amortization recognized in accordance with IFRS 15, Revenue from Contracts with Customers.

3.19 Equity Instruments issued by the Group

An equity instrument is any contract or agreement that evidences a residual interest in the assets of an entity after deducting all of its liabilities.

3.19.1 Ordinary shares

Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of new shares or the exercise of stock option are deducted from the equity, net of any tax effects.

3.19.2 Hybrid capital instruments

The Group classifies issued financial instruments, or their component parts, as a financial liability or an equity instrument depending on the substance of the contractual arrangement of such financial instruments. Hybrid bonds are classified as equity instruments and presented in equity, if the Group has an unconditional right to avoid delivering cash or another financial asset to settle a contractual obligation.

3.19.3 Treasury shares

If the Group acquires its own equity instruments, these are accounted for as treasury shares and are deducted directly from equity. No gains or losses are recognized in profit or loss on the purchase, sale, issue or cancellation of own equity instruments. If an entity within the Group acquires and retains treasury shares, the consideration paid or received is directly recognized in equity.

3.19.4 Hybrid financial instruments

A hybrid financial instrument is classified as a financial liability or an equity instrument depending on the substance of the contractual arrangement of such financial instrument. The liability component of the hybrid financial instrument is measured at fair value of the similar liability without conversion option at initial recognition and subsequently measured at amortized cost using effective interest rate method until it is extinguished by conversion or matured. Equity component is initially measured at fair value of hybrid financial instrument in entirety less fair value of liability component net of tax effect and it is not remeasured subsequently.

3.20 Revenue Recognition

The Group recognizes revenues in accordance with the following revenue recognition standard:

•	Step 1: Identify the contract with a customer.

•	Step 2: Identify the performance obligations in the contract.

•	Step 3: Determine the transaction price.

•	Step 4: Allocate the transaction price to the performance obligations in the contract.

•	Step 5: Recognize revenue when (or as) the entity satisfies a performance obligation.

3.20.1 Interest income and expense

Interest income of financial assets at amortized cost and financial assets at fair value through other comprehensive income, and expense are recognized in statements of comprehensive income using the effective interest method. The effective interest method is a method of calculating the amortized cost of a financial asset or a financial liability (or groups of financial assets or financial liabilities) and of allocating the interest income or interest expense over the relevant period.

The effective interest rate is the rate that exactly discounts estimated future cash receipts or payments through the expected life of the financial instrument or, where appropriate, a shorter period, to the net carrying amount of the financial asset or financial liability. When calculating the effective interest rate, the Group estimates cash flows considering all contractual terms of the financial instrument but does not consider future credit losses. The calculation includes all fees and points paid (main components of effective interest rates only) or received between parties to the contract that are an integral part of the effective interest rate, transaction costs, and all other premiums or discounts. In those rare cases when it is not possible to estimate reliably the cash flows or the expected life of a financial instrument (or group of financial instruments), the Group uses the contractual cash flows over the full contractual term of the financial instrument (or group of financial instruments).

Interest on impaired financial assets is recognized using the rate of interest used to discount the future cash flows for the purpose of measuring the impairment loss.

Interest earned arising from debt investments at fair value through profit or loss is also classified as interest income in statements of comprehensive income.

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

Fees earned as services are provided

Such fees are recognized as revenue as the services are provided. Fees which can be earned through the certain periods, including account servicing fees, investment management fees, and etc. are recognized when the related services are provided.

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

3.20.3 Net gains/losses on financial instruments at fair value through profit or loss

Net gains/losses on financial instruments at fair value through profit or loss include profit or loss (changes in fair value, dividends, and gain/loss from foreign currency translation) from following financial instruments:

•	Gain or loss from financial instruments at fair value through profit or loss

•	Gain or loss from derivatives for trading, including derivatives for hedging that does not meet the condition of hedge accounting

3.20.4 Dividend income

Dividend income is recognized in profit or loss when the right to receive payment is established. Dividend income is recognized as relevant items on statements of profit or loss and other comprehensive income in accordance with the classification of equity instruments.

3.21 Employee Compensation and Benefits

3.21.1 Post-employment benefits: defined contribution plans

The contributions are recognized as employee benefit expense when they are due.

3.21.2 Post-employment benefits: defined benefit plans

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

Past service cost is the change in the present value of the defined benefit obligation, which arises when the Group introduces a defined benefit plan or changes the benefits of an existing defined benefit plan. Such past service cost is immediately recognized as an expense for the reporting period.

3.21.3 Short-term employee benefits

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

3.21.4 Share-based payment

The Group has provided its directors and employees with stock grant, and mileage stock programs. When stock grant options are exercised, the Group can either select to issue new shares or distribute treasury shares, or compensate the difference in fair value of shares and exercise price. When mileage stock options are exercised, the Group pays the amount equivalent to KB Financial Group’s share price in cash.

For a share-based payment transaction in which the terms of the arrangement provide the Group with the choice of whether to settle in cash or by issuing equity instruments, the Group determines that it has a present obligation to settle in cash because the Group has a past practice and a stated policy of settling in cash. Therefore, the Group accounts for the transaction in accordance with the requirements of cash-settled share-based payment transactions. For mileage stock option, the Group accounts for the transaction in accordance with cash-settled share-based payment transactions, which are recognized as accrued expenses at the time of vesting.

The Group measures the services acquired and the liability incurred at fair value, and the fair value is recognized as expense and accrued expenses over the vesting period. Until the liability is settled, the Group remeasures the fair value of the liability at the end of each reporting period and at the date of settlement, with any changes in fair value recognized in profit or loss for the reporting period.

3.21.5 Termination benefits

Termination benefits are payable when employment is terminated by the Group before the normal retirement date, or whenever an employee accepts voluntary redundancy in exchange for these benefits. The Group shall recognize a liability and expense for termination benefits at the earlier of the following dates: when the Group can no longer withdraw the offer of those benefits and when the Group recognizes costs for a restructuring that is within the scope of ISA 37 and involves the payment of termination benefits. Termination benefits are measured by considering the number of employees expected to accept the offer in the case of a voluntary early retirement. Termination benefits over 12 months after the reporting period are discounted to present value.

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

3.25 Overlay Approach

The Group applies the overlay approach in accordance with IFRS 4, and financial asset is eligible for designation for the overlay approach if, and only if, the following criteria are met:

•	It is measured at fair value through profit or loss applying IFRS 9 but would not have been measured at fair value through profit or loss in its entirety applying IAS 39.

•	It is not held in respect of an activity that is unconnected with contracts within the scope of IFRS 4.

The Group reclassifies between profit or loss and other comprehensive income, and the amount reclassified is equal to the difference between:

•	The amount reported in profit or loss for the designated financial assets applying IFRS 9.

•	The amount that would have been reported in profit or loss for the designated financial assets if the insurer had applied IAS 39.

The Group is permitted to apply this approach either at initial recognition or it may subsequently designate financial assets that newly meet criterion of not being held in respect of activity unconnected with insurance contract, they having previously not met that criterion.

The Group continues to apply the overlay approach to a designated financial asset until that financial asset is derecognized. However, the Group de-designates a financial asset when the financial asset no longer meets the criterion. In this case, the Group reclassifies from accumulated other comprehensive income to profit or loss as a reclassification adjustment any balance relating to that financial asset.

At the beginning of any annual period, the Group may stop applying the overlay approach to all designated financial assets, and shall not subsequently apply the overlay approach, if it stops using this approach because it is no longer an insurer.

3.26 United States dollar amounts

The Group operates primarily in Korea and its official accounting records are maintained in Korean won. The U.S. dollar amounts are provided herein as supplementary information solely for the convenience of the reader. Korean won amounts are expressed in U.S. dollars at the rate of ￦1,112.85 to U.S. $1.00, the U.S. Federal Reserve Bank of New York buying exchange rate in effect at noon, December 31, 2018. Such convenience translation into US dollars should not be construed as representations that the Korean won amounts have been, could have been, or could in the future be, converted at this or any other rate of exchange.

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

The Group uses definition of default as defined and applied in the calculation of Capital Adequacy Ratio (Basel III) in accordance with the new Basel Accord.

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

4.2.3 Maximum Exposure to Credit Risk

The Group’s maximum exposures of financial instruments, excluding equity securities, to credit risk without consideration of collateral values as of December 31, 2017 and 2018, are as follows:

	2017
	(In millions of Korean won)
Financial assets
Due from financial institutions	￦	17,219,661
Financial assets at fair value through profit or loss
Financial assets held for trading[1]		25,242,193
Financial assets designated at fair value through profit or loss		1,982,224
Derivatives		3,310,166
Loans[2]		290,122,838
Financial investments
Available-for-sale financial assets		38,959,401
Held-to-maturity financial assets		18,491,980
Other financial assets[2]		10,195,015

		405,523,478

Off-balance sheet items
Acceptances and guarantees contracts		6,977,468
Financial guarantee contracts		3,683,875
Commitments		102,183,167

		112,844,510

	￦	518,367,988

[1]	Including financial instruments indexed to gold amounting to ￦ 73,855 million.
[2]	Loans and other financial assets are net of allowance.

	2018
	(In millions of Korean won)
Financial assets
Due from financial institutions at amortized cost[1]	￦	17,216,288
Financial assets at fair value through profit or loss
Due from financial institutions		381,719
Securities		48,285,482
Loans		954,176
Financial instruments indexed to the price of gold		78,808
Derivatives		2,025,962
Loans at amortized cost[1]		319,201,603
Financial investments
Securities measured at fair value through other comprehensive income		35,243,634
Securities measured at amortized cost[1]		23,661,522
Loans measured at fair value through other comprehensive income		389,822
Other financial assets[1]		8,133,556

		455,572,572

Off-balance sheet items
Acceptances and guarantees contracts		7,277,136
Financial guarantee contracts		3,626,532
Commitments		138,590,372

		149,494,040

	￦	605,066,612

[1]	Due from financial institutions, loans at amortized cost, securities measured at amortized cost and other financial assets are net of allowance.

4.2.4 Credit Risk of Loans

The Group maintains an allowance for loan losses associated with credit risk on loans to manage its credit risk.

The Group assesses expected credit loss on financial asset at amortized cost and financial asset at fair value through other comprehensive income other than financial asset at fair value through profit or loss and recognizes loss allowance. Expected credit losses are a probability-weighted estimate of possible credit losses within certain range by reflecting reasonable and supportable information that is reasonably available at the reporting date without undue cost or effort, including information about past events, current conditions and forecasts of future economic conditions. The Group assesses the expected credit losses for loans categorized in financial assets at amortized cost, and presents it with the name of account ‘allowance for loan losses’ netting from the related carrying amounts. For the expected credit losses for loans categorized in financial assets at fair value through other comprehensive income, the Group presents it in other comprehensive income.

Loans as of December 31, 2017, are classified as follows:

	2017
Loans	Retail			Corporate			Credit card			Total
	Amount		%	Amount		%	Amount		%	Amount		%
	(In millions of Korean won)
Neither past due nor impaired	￦	144,705,621	98.93	￦	129,130,466	98.76	￦	14,496,109	95.34	￦	288,332,196	98.67
Past due but not impaired		1,069,813	0.73		206,925	0.16		359,468	2.36		1,636,206	0.56
Impaired		495,546	0.34		1,419,851	1.08		349,270	2.30		2,264,667	0.77

Sub-total		146,270,980	100.00		130,757,242	100.00		15,204,847	100.00		292,233,069	100.00

Less: Allowances[1]		(429,299)	0.29		(1,231,666)	0.94		(449,266)	2.95		(2,110,231)	0.72

Carrying amount	￦	145,841,681		￦	129,525,576		￦	14,755,581		￦	290,122,838

[1]	Collectively assessed allowances for loans are included as they are not impaired individually.

Credit quality of loans that are neither past due nor impaired are as follows:

	2017
	Retail		Corporate		Credit card		Total
	(In millions of Korean won)
Grade 1	￦	124,133,056	￦	67,575,021	￦	8,095,629	￦	199,803,706
Grade 2		16,790,644		53,842,610		4,920,767		75,554,021
Grade 3		2,701,697		5,703,159		1,379,409		9,784,265
Grade 4		851,446		1,390,131		71,207		2,312,784
Grade 5		228,778		619,545		29,097		877,420

Total	￦	144,705,621	￦	129,130,466	￦	14,496,109	￦	288,332,196

Loans that are past due but not impaired are as follows:

	2017
	1 ~ 29 days		30 ~ 59 days		60 ~ 89 days		90 days or more		Total
	(In millions of Korean won)
Retail	￦	890,759	￦	117,057	￦	59,632	￦	2,365	￦	1,069,813
Corporate		162,668		27,065		17,192		—		206,925
Credit card		302,871		35,774		20,823		—		359,468

Total	￦	1,356,298	￦	179,896	￦	97,647	￦	2,365	￦	1,636,206

Impaired loans are as follows:

	2017
	Retail		Corporate		Credit card		Total
	(In millions of Korean won)
Loans	￦	495,546	￦	1,419,851	￦	349,270	￦	2,264,667
Allowances under
Individual assessment		(788)		(791,205)		—		(791,993)
Collective assessment		(178,337)		(90,771)		(212,729)		(481,837)

Total allowances		(179,125)		(881,976)		(212,729)		(1,273,830)

Carrying amount	￦	316,421	￦	537,875	￦	136,541	￦	990,837

Loans as of December 31, 2018, are classified as follows:

	2018
	The financial instruments applying 12-month expected credit losses		The financial instruments applying lifetime expected credit losses				Financial instruments not applying expected credit losses		Total
			Non-impaired		Impaired
(In millions of Korean won)
Loans at amortized cost[1]
Corporate
Grade 1	￦	75,785,147	￦	2,144,175	￦	1,638	￦	—	￦	77,930,960
Grade 2		55,292,251		4,227,041		2,016		—		59,521,308
Grade 3		2,957,463		1,757,607		6,579		—		4,721,649
Grade 4		484,248		965,094		68,271		—		1,517,613
Grade 5		244,593		378,588		1,063,646		—		1,686,827

		134,763,702		9,472,505		1,142,150		—		145,378,357

Retail
Grade 1		133,946,705		4,411,122		9,180		—		138,367,007
Grade 2		7,819,152		7,497,880		17,767		—		15,334,799
Grade 3		1,718,104		1,559,980		6,694		—		3,284,778
Grade 4		706,797		421,800		13,318		—		1,141,915
Grade 5		14,110		447,064		489,196		—		950,370

		144,204,868		14,337,846		536,155		—		159,078,869

Credit card
Grade 1		8,411,723		176,312		—		—		8,588,035
Grade 2		4,449,617		587,254		—		—		5,036,871
Grade 3		1,460,344		1,228,087		—		—		2,688,431
Grade 4		6,004		467,012		—		—		473,016
Grade 5		112		148,149		419,444		—		567,705

		14,327,800		2,606,814		419,444		—		17,354,058

		293,296,370		26,417,165		2,097,749		—		321,811,284

Loans at fair value through other comprehensive income
Corporate
Grade 1		189,501		25,731		—		—		215,232
Grade 2		128,712		45,878		—		—		174,590
Grade 3		—		—		—		—		—
Grade 4		—		—		—		—		—
Grade 5		—		—		—		—		—

		318,213		71,609		—		—		389,822

		318,213		71,609		—		—		389,822

	￦	293,614,583	￦	26,488,774	￦	2,097,749	￦	—	￦	322,201,106

[1]	Before netting of allowance.

Credit quality of loans graded according to internal credit ratings are as follows:

	Range of Probability of Default (%)	Retail	Corporate
Grade 1	0.0 ~ 1.0	1 ~ 5 grade	AAA ~ BBB+
Grade 2	1.0 ~ 5.0	6 ~ 8 grade	BBB ~ BB
Grade 3	5.0 ~ 15.0	9 ~ 10 grade	BB- ~ B
Grade 4	15.0 ~ 30.0	11 grade	B- ~ CCC
Grade 5	30.0 ~	12 grade or under	CC or under

The quantification of the extent to which collateral and other credit enhancements mitigate credit risk as of December 31, 2017 and 2018, are as follows:

	2017
	Impaired Loans				Non-impaired Loans
	Individual		Collective		Past due		Not past due		Total
	(In millions of Korean won)
Guarantees	￦	17,257	￦	113,551	￦	209,180	￦	57,828,611	￦	58,168,599
Deposits and savings		11,857		5,461		40,833		4,149,157		4,207,308
Property and equipment		2,676		30,455		53,647		9,720,857		9,807,635
Real estate		189,480		282,327		688,502		148,183,907		149,344,216

Total	￦	221,270	￦	431,794	￦	992,162	￦	219,882,532	￦	221,527,758

	2018
	The financial instruments applying 12-month expected credit losses		The financial instruments applying lifetime expected credit losses				Total
			Non-impaired		Impaired
	(In millions of Korean won)
Guarantees	￦	60,473,663	￦	5,871,980	￦	151,180	￦	66,496,823
Deposits and savings		4,200,448		77,024		6,485		4,283,957
Property and equipment		8,644,719		616,318		54,492		9,315,529
Real estate		147,682,808		12,828,076		442,287		160,953,171

Total	￦	221,001,638	￦	19,393,398	￦	654,444	￦	241,049,480

4.2.5 Credit Quality of Securities

Financial assets at fair value through profit or loss and financial investments excluding equity securities that are exposed to credit risk as of December 31, 2017 are as follows:

	2017
	(In millions of Korean won)
Securities that are neither past due nor impaired	￦	84,597,074
Impaired securities		4,869

Total	￦	84,601,943

The credit quality of securities, excluding equity securities, that are neither past due nor impaired as of December 31, 2017, is as follows:

	2017
	Grade 1		Grade 2		Grade 3		Grade 4		Grade 5		Total
	(In millions of Korean won)
Securities that are neither past due nor impaired
Financial assets held for trading	￦	21,002,043	￦	3,958,261	￦	93,887	￦	28,232	￦	85,915	￦	25,168,338
Financial assets designated at fair value through profit or loss		1,550,617		200,633		63,856		60,332		106,786		1,982,224
Available-for-sale financial assets		36,471,247		2,433,685		47,079		2,521		—		38,954,532
Held-to-maturity financial assets		18,466,624		21,113		4,243		—		—		18,491,980

Total	￦	77,490,531	￦	6,613,692	￦	209,065	￦	91,085	￦	192,701	￦	84,597,074

Financial investments excluding equity securities that are exposed to credit risk as of December 31, 2018, are as follows:

	2018
	The financial instruments applying 12-month expected credit losses		The financial instruments applying lifetime expected credit losses				Financial instruments not applying expected credit losses		Total
			Non-impaired		Impaired
(In millions of Korean won)
Securities measured at amortized cost[1]
Grade 1	￦	23,524,120	￦	—	￦	—	￦	—	￦	23,524,120
Grade 2		120,546		—		—		—		120,546
Grade 3		18,572		—		—		—		18,572
Grade 4		—		—		—		—		—
Grade 5		—		—		—		—		—

		23,663,238		—		—		—		23,663,238

Securities measured at fair value through other comprehensive income
Grade 1		32,498,155		—		—		—		32,498,155
Grade 2		2,740,053		—		—		—		2,740,053
Grade 3		—		—		—		—		—
Grade 4		2,510		—		—		—		2,510
Grade 5		—		—		2,916		—		2,916

		35,240,718		—		2,916		—		35,243,634

	￦	58,903,956	￦	—	￦	2,916	￦	—	￦	58,906,872

[1]	Before netting of allowance

The credit qualities of securities, excluding equity securities according to the credit ratings by external rating agencies as of December 31, 2017 and 2018, are as follows:

Credit quality	Domestic				Foreign
	KIS	NICE P&I	KAP	FnPricing Inc.	S&P	Fitch-IBCA	Moody’s
Grade 1	AA0 to AAA	AA0 to AAA	AA0 to AAA	AA0 to AAA	A- to AAA	A- to AAA	A3 to Aaa
Grade 2	A- to AA-	A- to AA-	A- to AA-	A- to AA-	BBB- to BBB+	BBB- to BBB+	Baa3 to Baa1
Grade 3	BBB0 to BBB+	BBB0 to BBB+	BBB0 to BBB+	BBB0 to BBB+	BB to BB+	BB to BB+	Ba2 to Ba1
Grade 4	BB0 to BBB-	BB0 to BBB-	BB0 to BBB-	BB0 to BBB-	B+ to BB-	B+ to BB-	B1 to Ba3
Grade 5	BB- or under	BB- or under	BB- or under	BB- or under	B or under	B or under	B2 or under

Credit qualities of debt securities denominated in Korean won are based on the lowest credit rating by the domestic credit rating agencies, and those denominated in foreign currencies are based on the lowest credit rating by the foreign credit rating agencies.

4.2.6 Credit risk of due from financial institutions

The credit quality of due from financial institutions as of December 31, 2018, is classified as follows:

	2018
	The financial instruments applying 12-month expected credit losses		The financial instruments applying lifetime expected credit losses				Financial instruments not applying expected credit losses		Total
			Non-impaired		Impaired
	(In millions of Korean won)
Due from financial institutions at amortized cost[1]
Grade 1	￦	16,374,868	￦	—	￦	—	￦	—	￦	16,374,868
Grade 2		213,903		—		—		—		213,903
Grade 3		608,314		—		—		—		608,314
Grade 4		19,531		—		—		—		19,531
Grade 5		1,691		—		—		—		1,691

	￦	17,218,307	￦	—	￦	—	￦	—	￦	17,218,307

[1]	Before netting of allowance

The credit qualities of due from financial institutions according to the credit ratings by external rating agencies as of December 31, 2018 is same as the credit qualities of securities, excluding equity securities.

4.2.7 Credit risk mitigation of derivatives

The quantification of the extent to which collateral and other credit enhancements mitigate credit risk as of December 31, 2017 and 2018, are as follows:

	2017		2018
	(In millions of Korean won)
Deposits and savings	￦	1,277,851	￦	460,670

	￦	1,277,851	￦	460,670

4.2.8 Credit risk concentration analysis

Details of the Group’s loans by jurisdiction as of December 31, 2017 and 2018, are as follows:

	2017
	Retail		Corporate		Credit card		Total		%	Allowances		Carrying amount
	(In millions of Korean won)
Korea	￦	146,149,814	￦	127,298,283	￦	15,200,843	￦	288,648,940	98.77	￦	(2,063,919)	￦	286,585,021
Europe		—		192,980		310		193,290	0.07		(2,327)		190,963
China		—		1,879,030		1,458		1,880,488	0.64		(31,017)		1,849,471
Japan		539		127,009		339		127,887	0.04		(6,269)		121,618
United States		—		866,867		1,001		867,868	0.30		(1,600)		866,268
Others		120,627		393,073		896		514,596	0.18		(5,099)		509,497

Total	￦	146,270,980	￦	130,757,242	￦	15,204,847	￦	292,233,069	100.00	￦	(2,110,231)	￦	290,122,838

	2018
	Retail		Corporate		Credit card		Total		%	Allowances		Carrying amount
	(In millions of Korean won)
Korea	￦	158,760,865	￦	141,864,644	￦	17,346,224	￦	317,971,733	98.40	￦	(2,574,236)	￦	315,397,497
Europe		—		649,281		—		649,281	0.20		(512)		648,769
China		—		2,259,202		807		2,260,009	0.70		(20,570)		2,239,439
Japan		106		354,181		60		354,347	0.11		(1,900)		352,447
United States		—		997,321		6,967		1,004,288	0.31		(5,706)		998,582
Others		317,898		597,726		—		915,624	0.28		(6,757)		908,867

	￦	159,078,869	￦	146,722,355	￦	17,354,058	￦	323,155,282	100.00	￦	(2,609,681)	￦	320,545,601

[1]	The above is the Group’s loans at fair value through profit and loss, other comprehensive income or amortized cost.

Details of the Group’s industrial corporate loans as of December 31, 2017 and 2018, are as follows:

	2017
	Loans		%	Allowances		Carrying amount
	(In millions of Korean won)
Financial institutions	￦	11,093,682	8.48	￦	(47,531)	￦	11,046,151
Manufacturing		40,201,037	30.74		(449,439)		39,751,598
Service		54,268,271	41.50		(288,521)		53,979,750
Wholesale & Retail		15,061,632	11.52		(90,390)		14,971,242
Construction		3,021,889	2.31		(269,535)		2,752,354
Public sector		1,056,520	0.81		(15,341)		1,041,179
Others		6,054,211	4.64		(70,909)		5,983,302

Total	￦	130,757,242	100.00	￦	(1,231,666)	￦	129,525,576

	2018
	Loans		%	Allowances		Carrying amount
	(In millions of Korean won)
Financial institutions	￦	14,193,442	9.67	￦	(45,473)	￦	14,147,969
Manufacturing		42,672,986	29.08		(449,406)		42,223,580
Service		61,467,174	41.89		(270,846)		61,196,328
Wholesale & Retail		16,739,852	11.41		(102,197)		16,637,655
Construction		3,282,508	2.24		(291,211)		2,991,297
Public sector		873,281	0.60		(3,301)		869,980
Others		7,493,112	5.11		(93,409)		7,399,703

Total	￦	146,722,355	100.00		￦ (1,255,843)	￦	145,466,512

Types of the Group’s retail and credit card loans as of December 31, 2017 and 2018, are as follows:

	2017
	Loans		%	Allowances		Carrying amount
	(In millions of Korean won)
Housing	￦	64,140,941	39.72	￦	(18,646)	￦	64,122,295
General		82,130,039	50.86		(410,653)		81,719,386
Credit card		15,204,847	9.42		(449,266)		14,755,581

Total	￦	161,475,827	100.00	￦	(878,565)	￦	160,597,262

	2018
	Loans		%	Allowances		Carrying amount
	(In millions of Korean won)
Housing	￦	70,916,004	40.19	￦	(29,369)	￦	70,886,635
General		88,162,865	49.97		(613,528)		87,549,337
Credit card		17,354,058	9.84		(710,941)		16,643,117

Total	￦	176,432,927	100.00	￦	(1,353,838)	￦	175,079,089

Credit risk concentration of due from financial institutions, securities, excluding equity securities and derivative financial instruments

Details of the Group’s credit risk of securities, excluding equity securities, and derivative financial instruments by industry as of December 31, 2017, are as follows:

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

Details of the Group’s credit risk concentration of due from financial institutions, securities, excluding equity securities, and derivative financial instruments as of December 31, 2018, are as follows:

	2018
	Amount		%	Allowances		Carrying amount
	(In millions of Korean won)
Due from financial institutions at amortized cost
Banking and insurance	￦	17,218,307	100.00	￦	(2,019)	￦	17,216,288

Sub-total		17,218,307	100.00		(2,019)		17,216,288

Due from financial institutions at fair value through profit or loss
Banking and insurance		381,719	100.00		—		381,719

Sub-total		381,719	100.00		—		381,719

Securities measured at fair value through profit or loss
Government and government funded institutions		14,354,157	29.73		—		14,354,157
Banking and insurance		27,273,372	56.48		—		27,273,372
Others		6,657,953	13.79		—		6,657,953

Sub-total		48,285,482	100.00		—		48,285,482

Derivatives
Government and government funded institutions		39,290	1.94		—		39,290
Banking and insurance		1,849,078	91.27		—		1,849,078
Others		137,594	6.79		—		137,594

Sub-total		2,025,962	100.00		—		2,025,962

Securities measured at fair value through other comprehensive income
Government and government funded institutions		9,504,156	26.97		—		9,504,156
Banking and insurance		21,210,983	60.18		—		21,210,983
Others		4,528,495	12.85		—		4,528,495

Sub-total		35,243,634	100.00		—		35,243,634

Securities measured at amortized cost
Government and government funded institutions		10,321,667	43.62		(25)		10,321,642
Banking and insurance		11,424,418	48.28		(1,399)		11,423,019
Others		1,917,153	8.10		(292)		1,916,861

Sub-total		23,663,238	100.00		(1,716)		23,661,522

Total	￦	126,818,342		￦	(3,735)	￦	126,814,607

Credit risk concentrations of due from financial institutions, securities, excluding equity securities and derivative financial instruments by country

Details of the Group’s credit risk concentration of securities, excluding equity securities, and derivative financial instruments by country, as of December 31, 2017, are as follows:

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

Due from financial institutions, financial assets at fair value through profit or loss and derivatives that linked to gold price are mostly relevant to financial and insurance industry with high credit ratings.

Details of the Group’s credit risk concentration of due from financial institutions, securities, excluding equity securities, and derivative financial instruments by country, as of December 31, 2018, is as follows:

	2018
	Amount		%	Allowances		Carrying amount
	(In millions of Korean won)
Due from financial institutions at amortized cost
Korea	￦	13,497,329	78.39	￦	(338)	￦	13,496,991
United States		826,660	4.80		(16)		826,644
Others		2,894,318	16.81		(1,665)		2,892,653

Sub-total		17,218,307	100.00		(2,019)		17,216,288

Due from financial institutions at fair value through profit or loss
Korea		381,719	100.00		—		381,719

Sub-total		381,719	100.00		—		381,719

Securities measured at fair value through profit or loss
Korea		43,697,736	90.50		—		43,697,736
United States		1,813,902	3.76		—		1,813,902
Others		2,773,844	5.74		—		2,773,844

Sub-total		48,285,482	100.00		—		48,285,482

Derivatives
Korea		1,024,392	50.56		—		1,024,392
United States		316,482	15.62		—		316,482
France		237,080	11.70		—		237,080
Singapore		109,101	5.39		—		109,101
Japan		97,351	4.81		—		97,351
Others		241,556	11.92		—		241,556

Sub-total		2,025,962	100.00		—		2,025,962

Securities measured at fair value through other comprehensive income
Korea		33,156,041	94.08		—		33,156,041
United States		1,100,199	3.12		—		1,100,199
Others		987,394	2.80		—		987,394

Sub-total		35,243,634	100.00		—		35,243,634

Securities measured at amortized cost
Korea		21,175,749	89.49		(1,136)		21,174,613
United States		1,252,426	5.29		(216)		1,252,210
Others		1,235,063	5.22		(364)		1,234,699

Sub-total		23,663,238	100.00		(1,716)		23,661,522

Total	￦	126,818,342		￦	(3,735)	￦	126,814,607

4.3 Liquidity Risk

4.3.1 Overview of liquidity risk

Liquidity risk is a risk that the Group becomes insolvent due to uncertain liquidity caused by unexpected cash outflows, or a risk of borrowing high interest debts or disposal of liquid and other assets at a substantial discount. The Group manages its liquidity risk through analysis of the contractual maturity of interest-bearing assets and liabilities, assets and liabilities related to the other financing, and off-balance sheet items related to cash flow of currency derivative instruments and others.

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

The Group computes and manages cumulative liquidity gap and liquidity rate subject to all transactions that affect cash flow in Korean won and foreign currencies and off-balance sheet transactions in relation to the liquidity. The Group regularly reports to the Risk Planning Council and Risk Management Committee.

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

The remaining contractual maturity of financial assets and liabilities, excluding derivatives held for cash flow hedging, as of December 31, 2017 and 2018, are as follows:

	2017
	On demand		Up to 1 month		1-3 months		3-12 months		1-5 years		Over 5 years		Total
	(In millions of Korean won)
Financial assets
Cash and due from financial institutions[1]	￦	6,355,289	￦	1,842,808	￦	319,173	￦	324,703	￦	357,340	￦	11,462	￦	9,210,775
Financial assets held for trading[2]		30,177,293		—		—		—		—		—		30,177,293
Financial assets designated at fair value through profit or loss[2]		2,050,052		—		—		—		—		—		2,050,052
Derivatives held for trading[2]		2,980,462		—		—		—		—		—		2,980,462
Derivatives held for hedging[3]		559		48,093		29,693		42,163		(2,577)		52,698		170,629
Loans		3,437,020		22,062,457		30,802,580		103,782,624		75,345,756		96,863,329		332,293,766
Available-for-sale financial assets[4]		10,063,251		1,580,946		2,311,652		11,655,746		20,322,800		7,567,341		53,501,736
Held-to-maturity financial assets		—		658,856		493,420		3,217,345		6,890,530		13,247,255		24,507,406
Other financial assets		8,416		7,934,856		52,757		1,305,410		43,433		16,532		9,361,404

Total	￦	55,072,342	￦	34,128,016	￦	34,009,275	￦	120,327,991	￦	102,957,282	￦	117,758,617	￦	464,253,523

	2017
	On demand		Up to 1 month		1-3 months		3-12 months		1-5 years		Over 5 years		Total
	(In millions of Korean won)
Financial liabilities
Financial liabilities held for trading[2]	￦	1,944,770	￦	—	￦	—	￦	—	￦	—	￦	—	￦	1,944,770
Financial liabilities designated at fair value through profit or loss[2]		10,078,288		—		—		—		—		—		10,078,288
Derivatives held for trading[2]		3,050,471		—		—		—		—		—		3,050,471
Derivatives held for hedging[3]		404		3,740		(4,715)		(19,705)		(7,143)		244		(27,175)
Deposits[5]		127,035,944		12,365,158		23,236,756		82,586,445		11,473,834		2,667,969		259,366,106
Debts		5,957,108		10,024,019		3,741,022		5,724,453		4,409,543		599,680		30,455,825
Debentures		40,655		1,015,298		3,020,683		9,644,135		29,611,835		3,245,342		46,577,948
Other financial liabilities		200,082		14,060,432		145,538		229,873		342,397		965,929		15,944,251

Total	￦	148,307,722	￦	37,468,647	￦	30,139,284	￦	98,165,201	￦	45,830,466	￦	7,479,164	￦	367,390,484

Off- balance sheet items
Commitments[6]	￦	102,183,167	￦	—	￦	—	￦	—	￦	—	￦	—	￦	102,183,167
Financial guarantee contract[7]		3,683,875		—		—		—		—		—		3,683,875

Total	￦	105,867,042	￦	—	￦	—	￦	—	￦	—	￦	—	￦	105,867,042

[1]	The amounts of ￦10,669,956 million, which are restricted due from the financial institutions as of December 31, 2017, is excluded.
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
[4]

The equity securities among available-for-sale financial assets are included under the ‘On demand’ category as they can be disposed without difficulty. However, the equity securities restricted from disposal are included on the category that the releasing date of restriction is belonged to.

[5]	Deposits that are contractually repayable on demand or on short notice are classified under the ‘on demand’ category.
[6]	Commitments are included under the ‘on demand’ category because payments will be made upon request.
[7]	The financial guarantee contracts are included under the ‘on demand’ category as payments will be made upon request.

	2018
	On demand		Up to 1 month		1-3 months		3-12 months		1-5 years		Over 5 years		Total
	(In millions of Korean won)
Financial assets
Cash and due from financial institutions[1]	￦	5,636,123	￦	1,481,598	￦	242,353	￦	538,579	￦	81,646	￦	—	￦	7,980,299
Financial assets at fair value through profit or loss[2]		50,139,812		672,326		162,459		254,632		215,436		1,113,694		52,558,359
Derivatives held for trading[2]		1,915,532		—		—		—		—		—		1,915,532
Derivatives held for fair value hedging[3]		—		4,344		1,724		17,948		21,367		40,830		86,213
Loans at amortized cost		3,180,412		27,520,126		32,374,297		116,479,553		84,600,284		102,789,366		366,944,038
Financial investments[4]
Financial assets measured at fair value through other comprehensive income		2,117,560		1,812,270		2,694,083		11,210,903		18,626,405		2,728,392		39,189,613
Securities measured at amortized cost		—		1,245,353		1,483,667		4,412,816		8,932,468		14,380,433		30,454,737
Other financial assets		89,890		5,454,381		160,182		1,488,164		53,425		37,841		7,283,883

Total	￦	63,079,329	￦	38,190,398	￦	37,118,765	￦	134,402,595	￦	112,531,031	￦	121,090,556	￦	506,412,674

	2018
	On demand		Up to 1 month		1-3 months		3-12 months		1-5 years		Over 5 years		Total
	(In millions of Korean won)
Financial liabilities
Financial liabilities at fair value through profit or loss[2]	￦	2,823,820	￦	—	￦	—	￦	—	￦	—	￦	—	￦	2,823,820
Financial liabilities designated at fair value through profit or loss[2]		12,503,039		—		—		—		—		—		12,503,039
Derivatives held for trading[2]		2,724,994		—		—		—		—		—		2,724,994
Derivatives held for fair value hedging[3]		—		(2,403)		(8,231)		(37,851)		13,831		31		(34,623)
Deposits[5]		126,781,682		16,852,129		28,053,517		95,568,339		11,284,243		2,608,630		281,148,540
Debts		5,909,297		10,355,022		3,975,372		7,205,116		4,714,743		1,249,785		33,409,335
Debentures		30,160		1,699,165		5,875,093		13,471,021		32,474,579		2,489,146		56,039,164
Other financial liabilities		91,381		15,943,018		170,851		275,135		581,537		65,721		17,127,643

Total	￦	150,864,373	￦	44,846,931	￦	38,066,602	￦	116,481,760	￦	49,068,933	￦	6,413,313	￦	405,741,912

Off- balance sheet items
Commitments[6]	￦	138,590,372	￦	—	￦	—	￦	—	￦	—	￦	—	￦	138,590,372
Financial guarantee contract[7]		3,626,532		—		—		—		—		—		3,626,532

Total	￦	142,216,904	￦	—	￦	—	￦	—	￦	—	￦	—	￦	142,216,904

[1]	The amounts of ￦ 12,394,461 million, which is restricted due from the financial institutions as of December 31, 2018, is excluded.
[2]

Financial liabilities measured or designated at fair value through profit or loss and derivatives held for trading are not managed by contractual maturity because they are expected to be traded or redeemed before maturity. Therefore, the carrying amounts of those financial instruments are classified as ‘on demand’ category.

[3]	Cash flows of derivative instruments held for hedging are shown at net cash flow by remaining contractual maturity.
[4]

The equity securities designated as financial assets measured at fair value through other comprehensive income are included under the ‘On demand’ category as they can be disposed without difficulty. However, the equity securities restricted from disposal are included on the category that the releasing date of restriction is belonged to.

[5]	Deposits that are contractually repayable on demand or on short notice are classified under the ‘on demand’ category.
[6]	Commitments are included under the ‘On demand’ category because payments will be made upon request.
[7]	The financial guarantee contracts are included under the ‘On demand’ category as payments will be made upon request.

The contractual cash flows of derivatives held for cash flow hedging as of December 31, 2017 and 2018, are as follows:

	2017
	Up to 1 month	1-3 months		3-12 months		1-5 years		Over 5 years		Total
	(In millions of Korean won)
Net cash flow of net settlement derivatives	￦(224)	￦	(1,556)	￦	(3,044)	￦	(442)	￦	16	￦	(5,250)
Cash flow to be received of total settlement derivatives	196,795		298,108		745,490		1,404,317		—		2,644,710
Cash flow to be paid of total settlement derivatives	(188,698)		(285,397)		(698,054)		(1,324,504)		—		(2,496,653)

	2018
	Up to 1 month	1-3 months		3-12 months		1-5 years		Over 5 years		Total
	(In millions of Korean won)
Net cash flow of net settlement derivatives	￦ (172)	￦	1,999	￦	2,743	￦	1,949	￦	(66)	￦	6,453
Cash flow to be received of total settlement derivatives	47,526		129,826		286,219		2,116,253		—		2,579,824
Cash flow to be paid of total settlement derivatives	(50,281)		(137,834)		(286,165)		(2,151,808)		—		(2,626,088)

4.4 Market Risk

4.4.1 Concept

Market risk represents possible losses which arise from changes in market factors including interest rate, stock price, foreign exchange rate and other market factors that affect the fair value or future cash flows of financial instruments including securities and derivatives amongst others. The most significant risk associated with trading positions interest rate risks, currency risks and also, stock price risks. In addition, the Group is exposed to interest rate risks associated with non-trading positions. The Group classifies exposures to market risk into either trading or non-trading positions. The Group measures and manages market risk separately for each subsidiary.

4.4.2 Risk management

The Group sets internal capital limits for market risk and interest rate risk and monitors the risks to manage the risk of trading and non-trading positions. The Group maintains risk management systems and procedures including trading policies and procedures, and market risk management guidelines for trading positions, and interest rate risk management guidelines for non-trading positions in order to manage market risk efficiently. The procedures mentioned are implemented with approval from the Risk Management Committee and Risk Management Council.

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

The Asset-Liability Management Committee(ALCO) of Kookmin Bank determines the operational standards of interest and commission, the details of the establishment and prosecution of the Asset Liability Management (ALM) policies and enacts and amends relevant guidelines. The Risk Management Committee and Risk Management Council monitor the establishment and enforcement of ALM risk management policies, and enact and amend ALM risk management guidelines. The interest rate risk limit is set based on the future assets/liabilities position and interest rate volatility estimation reflects the annual work plan. The Financial Planning Department and Risk Management Department measures and monitors the interest risk status and limits on a regular basis. The status and limits of interest rate risks including interest gap, duration gap and interest rate VaR (Value at Risk), are reported to the ALCO and Risk Management Council on a monthly basis and to the Risk Management Committee on a quarterly basis. To ensure adequacy of interest rate and liquidity risk management, the Risk Management Department assigns the limits, monitors and reviews the risk management procedures and tasks conducted by the Financial Planning Department. Also, the Risk Management Department independently reports related information to the management.

4.4.3 Trading Position

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

A subsidiary which hold trading positions uses an internal model (VaR) to measure general risk, and a standard method to measure each individual risk. When the internal model is not permitted for certain market risk, the Group uses the standard method. Therefore, the market risk VaR may not reflect the market risk of each individual risk and some specific positions. And also, non-banking subsidiaries use the same standard method applied to measure regulatory capital for improvement of market risk VaR management utility (improvement of relation with regulatory capital).

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

VaR at a 99% confidence level of interest rate, stock price and foreign exchange rate risk for trading positions with a ten-day holding period by a subsidiary as of December 31, 2017 and 2018, are as follows:

Kookmin Bank

	2017
	Average		Minimum		Maximum		Ending
	(In millions of Korean won)
Interest rate risk	￦	22,682	￦	14,313	￦	42,155	￦	23,758
Stock price risk		1,002		757		1,345		1,255
Foreign exchange rate risk		32,709		12,405		44,322		24,315
Deduction of diversification effect		—		—		—		(29,727)

Total VaR	￦	23,312	￦	16,498	￦	30,247	￦	19,601

	2018
	Average		Minimum		Maximum		Ending
	(In millions of Korean won)
Interest rate risk	￦	12,513	￦	6,044	￦	18,684	￦	7,074
Stock price risk		2,995		1,253		4,831		3,348
Foreign exchange rate risk		9,443		5,033		16,453		16,453
Deduction of diversification effect		—		—		—		(11,939)

Total VaR	￦	16,221	￦	11,653	￦	23,078	￦	14,936

Meanwhile, the required equity capital using the standardized method related to the positions which are not measured by VaR or the non-banking subsidiaries as of December 31, 2017 and 2018, are as follows:

Kookmin Bank

	2017		2018
	(In millions of Korean won)
Interest rate risk	￦	98,235	￦	112,153
Stock price risk		1,646		19,756
Foreign exchange rate risk		810		1,339

Total VaR	￦	100,691	￦	133,248

KB Securities Co., Ltd.

	2017
	Average		Minimum		Maximum		Ending
	(In millions of Korean won)
Interest rate risk	￦	421,275	￦	347,369	￦	498,631	￦	457,470
Stock price risk		193,791		138,044		239,685		200,101
Foreign exchange rate risk		11,113		7,599		15,446		7,674
Commodity risk		5		—		34		3

Total VaR	￦	626,184	￦	493,012	￦	753,796	￦	665,248

	2018
	Average		Minimum		Maximum		Ending
	(In millions of Korean won)
Interest rate risk	￦	456,847	￦	366,027	￦	537,126	￦	510,618
Stock price risk		293,623		236,329		335,900		261,341
Foreign exchange rate risk		5,923		2,383		12,613		3,692
Commodity risk		5		1		22		1

Total VaR	￦	756,398	￦	604,740	￦	885,661	￦	775,652

KB Insurance Co., Ltd.

	2017
	Average		Minimum		Maximum		Ending
	(In millions of Korean won)
Interest rate risk	￦	47,569	￦	40,546	￦	55,875	￦	41,467
Stock price risk		81		—		133		—
Foreign exchange rate risk		18,002		12,313		23,099		18,695

Total VaR	￦	65,652	￦	52,859	￦	79,107	￦	60,162

	2018
	Average		Minimum		Maximum		Ending
	(In millions of Korean won)
Interest rate risk	￦	43,431	￦	34,202	￦	48,456	￦	45,180
Foreign exchange rate risk		11,074		8,484		15,053		14,769

Total VaR	￦	54,505	￦	42,686	￦	63,509	￦	59,949

KB Life Insurance Co., Ltd.

	2017
	Average		Minimum		Maximum		Ending
	(In millions of Korean won)
Interest rate risk	￦	1,381	￦	593	￦	1,961	￦	1,596

Total VaR	￦	1,381	￦	593	￦	1,961	￦	1,596

	2018
	Average		Minimum		Maximum		Ending
	(In millions of Korean won)
Interest rate risk	￦	1,264	￦	968	￦	1,544	￦	1,134

Total VaR	￦	1,264	￦	968	￦	1,544	￦	1,134

KB Investment Co., Ltd.

	2017
	Average		Minimum		Maximum		Ending
	(In millions of Korean won)
Stock price risk	￦	3,904	￦	—	￦	4,766	￦	3,897
Foreign exchange rate risk		1,053		746		1,797		1,797

Total VaR	￦	4,957	￦	746	￦	6,563	￦	5,694

	2018
	Average		Minimum		Maximum		Ending
	(In millions of Korean won)
Stock price risk	￦	23	￦	—	￦	56	￦	—
Foreign exchange rate risk		2,064		1,776		3,033		3,033

Total VaR	￦	2,087	￦	1,776	￦	3,089	￦	3,033

KB Asset Management Co., Ltd.

	2017
	Average		Minimum		Maximum		Ending
	(In millions of Korean won)
Interest rate risk	￦	19	￦	—	￦	215	￦	8
Stock price risk		241		—		1,634		1,634
Foreign exchange rate risk		93		—		1,049		1,049

Total VaR	￦	353	￦	—	￦	2,898	￦	2,691

	2018
	Average		Minimum		Maximum		Ending
	(In millions of Korean won)
Interest rate risk	￦	777	￦	21	￦	1,886	￦	1,043
Stock price risk		1,658		—		1,952		1,839
Foreign exchange rate risk		782		627		1,125		837

Total VaR	￦	3,217	￦	648	￦	4,963	￦	3,719

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

4.4.4 Non-trading position

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

Observation method on market risk arising from non-trading position

Interest rate risk occurs due to mismatches on maturities and interest rate reset periods between interest-bearing assets and liabilities. The Group manages the risk through measuring and managing interest rate VaR and earning at risk (EaR) that are maximum expected decreases in net asset value (NPV) and net interest income (NII) for one year, respectively, arising from unfavorable changes in market interest rate.

Interest Rate VaR

Interest rate VaR is the maximum possible loss due to interest rate risk under a normal distribution at a 99.9% confidence level. The measurement results of risk as of December 31, 2017 and 2018, are as follows:

	2017		2018
	(In millions of Korean won)
Kookmin Bank	￦	350,178	￦	168,282
KB Securities Co., Ltd.		39,717		23,004
KB Insurance Co., Ltd.		451,335		270,507
KB Kookmin Card Co., Ltd.		12,775		27,894
KB Life Insurance Co., Ltd.		51,677		47,089
KB Savings Bank Co., Ltd.		6,447		8,760
KB Capital Co., Ltd.		10,912		19,852

4.4.5 Financial Instruments in Foreign Currencies

Details of financial instruments presented in foreign currencies translated into Korean won as of December 31, 2017 and 2018, are as follows:

	2017
	USD		JPY		EUR		GBP		CNY		Others		Total
	(In millions of Korean won)
Financial Assets
Cash and due from financial institutions	￦	1,820,651	￦	268,482	￦	309,890	￦	20,062	￦	872,650	￦	356,242	￦	3,647,977
Financial assets held for trading		3,021,509		84,980		81,394		8922		15,492		20,767		3,233,064
Financial assets designated at fair value through profit or loss		826,906		—		—		—		—		—		826,906
Derivatives held for trading		124,434		446		10,172		—		96		56,362		191,510
Derivatives held for hedging		29,489		—		—		—		—		—		29,489
Loans		10,689,732		228,747		1,503,493		9,549		795,302		287,591		13,514,414
Available-for-sale financial assets		6,061,404		101,003		124,045		—		38,606		21,123		6,346,181
Held-to-maturity financial assets		2,313,099		—		44,267		—		4,905		4,242		2,366,513
Other financial assets		1,615,795		453,029		406,793		13,382		226,301		708,965		3,424,265

Total	￦	26,503,019	￦	1,136,687	￦	2,480,054	￦	51,915	￦	1,953,352	￦	1,455,292	￦	33,580,319

Financial liabilities
Financial liabilities designated at fair value through profit or loss	￦	1,840,217	￦	—	￦	—	￦	—	￦	—	￦	—	￦	1,840,217
Derivatives held for trading		109,197		1,399		73,298		—		3,563		183,461		370,918
Derivatives held for hedging		49,962		—		—		—		—		—		49,962
Deposits		8,469,129		759,394		389,049		39,993		1,093,998		590,793		11,342,356
Debts		7,570,727		44,885		102,005		737		—		24,185		7,742,539
Debentures		3,473,284		—		—		—		—		219,376		3,692,660
Other financial liabilities		2,361,161		44,137		887,561		3,339		224,675		302,596		3,823,469

Total	￦	23,873,677	￦	849,815	￦	1,451,913	￦	44,069	￦	1,322,236	￦	1,320,411	￦	28,862,121

Off-balance sheet items	￦	12,852,959	￦	705	￦	2,404	￦	—	￦	257,940	￦	233,509	￦	13,347,517

	2018
	USD		JPY		EUR		GBP		CNY		Others		Total
	(In millions of Korean won)
Financial Assets
Cash and due from financial institutions	￦	1,950,546	￦	417,682	￦	594,103	￦	120,795	￦	1,145,607	￦	679,759	￦	4,908,492
Financial assets at fair value through profit or loss		6,025,782		87,764		432,047		18,481		8,585		73,759		6,646,418
Derivatives held for trading		163,064		2,947		31,370		308		4,643		18,349		220,681
Derivatives held for hedging		32,996		—		—		—		—		—		32,996
Loans at amortized cost		12,372,434		354,111		807,019		45,335		990,705		515,051		15,084,655
Financial assets measured at fair value through other comprehensive income		3,925,922		36,538		32,842		—		125,571		4,261		4,125,134
Financial assets at amortized cost		2,257,057		—		287,732		—		38,802		27,554		2,611,145
Other financial assets		1,528,235		300,116		24,511		28,080		275,578		234,086		2,390,606

Total	￦	28,256,036	￦	1,199,158	￦	2,209,624	￦	212,999	￦	2,589,491	￦	1,552,819	￦	36,020,127

Financial liabilities
Financial liabilities at fair value through profit or loss	￦	2,319,369	￦	—	￦	—	￦	—	￦	—	￦	—	￦	2,319,369
Derivatives held for trading		313,303		39,311		143,836		90		4,062		168,339		668,941
Derivatives held for hedging		88,367		—		—		—		—		—		88,367
Deposits		9,294,189		629,083		592,495		48,418		1,267,102		468,615		12,299,902
Debts		9,427,662		90,778		286,123		220,150		11,393		65,412		10,101,518
Debentures		4,405,842		—		31,979		—		—		266,935		4,704,756
Other financial liabilities		959,797		105,798		136,053		3,659		284,498		159,649		1,649,454
Total		26,808,529		864,970		1,190,486		272,317		1,567,055		1,128,950		31,832,307

Off-balance sheet items	￦	15,211,436	￦	32,619	￦	1,262	￦	—	￦	270,018	￦	228,238	￦	15,743,573

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

4.6. Capital Adequacy

The Group complies with the capital adequacy standard established by the Financial Services Commission. The capital adequacy standard is based on Basel III published by Basel Committee on Banking Supervision in Bank of International Settlements in June 2011, and was implemented in Korea in December 2013. The Group is required to maintain a minimum Common Equity Tier 1 ratio of at least 7.125%(2017: 6.250%), a minimum Tier 1 ratio of 8.625%(2017: 7.750%) and a minimum Total Regulatory Capital of 10.625%(2017: 9.75%) as of December 31, 2018.

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

Details of the Group’s capital adequacy calculation in line with Basel III requirements as of December 31, 2017 and 2018, are as follows:

	2017		2018
	(In millions of Korean won)
Equity Capital:	￦	32,401,580	￦	34,476,172
Tier 1 Capital		31,059,475		32,993,826
Common Equity Tier 1 Capital		31,059,475		32,993,826
Additional Tier 1 Capital		—		—
Tier 2 Capital		1,342,105		1,482,346
Risk-weighted assets:		212,777,226		236,099,017
Equity Capital (%):		15.23		14.60
Tier 1 Capital (%)		14.6		13.97
Common Equity Tier 1 Capital (%)		14.6		13.97

5. Segment Information

5.1 Overall Segment Information and Business Segments

The Group classifies reporting segments based on the nature of the products and services provided, the type of customer, and the Group’s management organization.

Banking Business	Corporate Banking	Loans, deposit products and other related financial services to large, small and medium-sized enterprises and SOHO (small office home office)s.
	Retail Banking	Loans, deposit products and other related financial services to individuals and households.
	Other Banking Services	Trading activities in securities and derivatives, funding and other supporting activities.
Securities Business		Investment banking, brokerage services and other supporting activities.
Non-life Insurance Business		The activities within this segment include property insurance and other supporting activities.
Credit Card Business		The activities within this segment include credit sale, cash service, card loan and other supporting activities.
Life Insurance Business		Life insurance and other supporting activities.

Financial information by business segment for the year ended December 31, 2017, is as follows:

	Banking business
	Corporate Banking		Retail Banking		Other Banking Services		Sub-total		Securities		Non-life Insurance		Credit Card		Life Insurance		Others		Intra-group Adjustments		Total
	(In millions of Korean won)
Operating revenues from external customers	￦	2,128,913	￦	2,710,798	￦	1,405,605	￦	6,245,316	￦	1,074,365	￦	1,121,108	￦	1,276,803	￦	129,513	￦	345,077	￦	—	￦	10,192,182
Intra-segment operating revenues(expenses)		(18,447)		—		203,310		184,863		(1,157)		18,039		(194,167)		(20,515)		171,422		(158,485)		—

Sub-total	￦	2,110,466	￦	2,710,798	￦	1,608,915	￦	6,430,179	￦	1,073,208	￦	1,139,147	￦	1,082,636	￦	108,998	￦	516,499	￦	(158,485)	￦	10,192,182

Net interest income		2,555,780		2,647,768		361,236		5,564,784		598,485		465,268		1,083,665		215,752		316,277		2,383		8,246,614
Interest income		3,584,021		3,935,895		988,977		8,508,893		799,380		465,396		1,341,150		215,777		602,221		(13,760)		11,919,057
Interest expense		(1,028,241)		(1,288,127)		(627,741)		(2,944,109)		(200,895)		(128)		(257,485)		(25)		(285,944)		16,143		(3,672,443)
Net fee and commission income		235,210		595,322		394,157		1,224,689		551,619		(97,828)		132,686		(3,612)		252,813		(10,343)		2,050,024
Fee and commission income		315,994		668,227		487,259		1,471,480		637,630		1,532		1,901,112		69		299,783		(323,356)		3,988,250
Fee and commission expense		(80,784)		(72,905)		(93,102)		(246,791)		(86,011)		(99,360)		(1,768,426)		(3,681)		(46,970)		313,013		(1,938,226)
Net insurance income		—		—		—		—		—		699,873		19,948		(141,421)		—		15,310		593,710
Insurance income		—		—		—		—		—		7,947,262		33,579		1,008,329		—		(18,178)		8,970,992
Insurance expenses		—		—		—		—		—		(7,247,389)		(13,631)		(1,149,750)		—		33,488		(8,377,282)
Net gains (losses) on financial assets/ liabilities at fair value through profit or loss		(1,750)		—		(69,457)		(71,207)		179,505		40,827		—		7,786		392		46,421		203,724
Net other operating income (expense)		(678,774)		(532,292)		922,979		(288,087)		(256,401)		31,007		(153,663)		30,493		(52,983)		(212,256)		(901,890)
General and administrative expenses		(974,096)		(1,946,640)		(745,086)		(3,665,822)		(734,024)		(629,469)		(370,508)		(72,423)		(291,240)		134,822		(5,628,664)
Operating profit before provision for credit losses		1,136,370		764,158		863,829		2,764,357		339,184		509,678		712,128		36,575		225,259		(23,663)		4,563,518
Provision (reversal) for credit losses		6,918		(122,107)		23		(115,166)		(23,080)		(8,987)		(336,884)		(1,692)		(62,894)		459		(548,244)
Net operating income (expense)		1,143,288		642,051		863,852		2,649,191		316,104		500,691		375,244		34,883		162,365		(23,204)		4,015,274
Share of profit of associates and joint ventures		—		—		37,571		37,571		535		—		(462)		—		6,076		40,554		84,274
Net other non-operating income (expense)		1,873		—		(75,340)		(73,467)		1,794		11,167		(6,882)		(289)		6,582		99,971		38,876
Segment profits before income tax		1,145,161		642,051		826,083		2,613,295		318,433		511,858		367,900		34,594		175,023		117,321		4,138,424
Income tax benefit (expense)		(181,936)		(102,059)		(154,595)		(438,590)		(46,732)		(181,488)		(71,069)		(13,508)		(61,610)		18,034		(794,963)
Profit for the year		963,225		539,992		671,488		2,174,705		271,701		330,370		296,831		21,086		113,413		135,355		3,343,461
Profit attributable to shareholders of the Parent Company		963,225		539,992		671,488		2,174,705		271,701		330,286		296,831		21,086		113,798		103,031		3,311,438
Profit attributable to non-controlling interests		—		—		—		—		—		84		—		—		(385)		32,324		32,023
Total assets[1]		117,904,269		129,438,168		82,423,490		329,765,927		37,351,680		32,351,778		17,658,310		9,125,741		37,439,753		(26,907,580)		436,785,609
Total liabilities[1]		102,224,405		147,870,309		54,347,779		304,442,493		32,936,024		29,128,747		13,616,481		8,586,328		15,137,421		(1,106,714)		402,740,780

[1]	Assets and liabilities of the reporting segments are amounts before intra-segment transaction adjustment.

Financial information by business segment as of and for the year ended December 31, 2018, is as follows:

	Banking business
	Corporate Banking		Retail Banking		Other Banking Services		Sub-total		Securities		Non-life Insurance		Credit Card		Life Insurance		Others		Intra-group adjustment		Total
	(In millions of Korean won)
Operating revenues from external customers	￦	2,318,812	￦	2,989,240	￦	1,271,117	￦	6,579,169	￦	997,898	￦	1,183,394	￦	1,524,695	￦	113,238	￦	461,293	￦	—	￦	10,859,687
Intra-segment operating revenues (expenses)		94,910		—		179,300		274,210		(17,541)		(20,529)		(219,680)		(26,809)		167,789		(157,440)		—

	￦	2,413,722	￦	2,989,240	￦	1,450,417	￦	6,853,379	￦	980,357	￦	1,162,865	￦	1,305,015	￦	86,429	￦	629,082	￦	(157,440)	￦	10,859,687

Net interest income		2,753,928		2,960,598		386,196		6,100,722		542,206		616,173		1,168,284		185,094		291,415		1,034		8,904,928
Interest income		4,267,675		4,547,615		1,204,598		10,019,888		819,462		616,483		1,474,376		185,109		644,975		(25,724)		13,734,569
Interest expense		(1,513,747)		(1,587,017)		(818,402)		(3,919,166)		(277,256)		(310)		(306,092)		(15)		(353,560)		26,758		(4,829,641)
Net fee and commission income (expense)		287,978		490,447		344,323		1,122,748		625,729		(147,041)		264,651		(13,163)		385,930		4,522		2,243,376
Fee and commission income		381,481		583,213		458,097		1,422,791		734,287		3,238		1,426,436		214		443,455		(312,701)		3,717,720
Fee and commission expense		(93,503)		(92,766)		(113,774)		(300,043)		(108,558)		(150,279)		(1,161,785)		(13,377)		(57,525)		317,223		(1,474,344)
Net insurance income (expense)		—		—		—		—		—		611,277		18,386		(139,400)		1		(148)		490,116
Insurance income		—		—		—		—		—		10,847,323		32,271		1,132,155		—		(36,679)		11,975,070
Insurance expense		—		—		—		—		—		(10,236,046)		(13,885)		(1,271,555)		1		36,531		(11,484,954)
Net gains (losses) on financial instruments at fair value through profit or loss		13,933		—		312,462		326,395		(222,014)		180,808		3,866		62,779		89,059		(89,590)		351,303
Net other operating income (expense)		(642,117)		(461,805)		407,436		(696,486)		34,436		(98,352)		(150,172)		(8,881)		(137,323)		(73,258)		(1,130,036)
General and administrative expenses		(1,091,556)		(1,970,409)		(705,030)		(3,766,995)		(735,227)		(789,443)		(404,927)		(63,406)		(308,559)		150,045		(5,918,512)
Operating profit before provision for credit losses		1,322,166		1,018,831		745,387		3,086,384		245,130		373,422		900,088		23,023		320,523		(7,395)		4,941,175
Reversal (provision) for credit losses		77,224		(179,229)		8,089		(93,916)		(9,993)		(14,392)		(431,032)		(464)		(124,215)		318		(673,694)
Net operating income		1,399,390		839,602		753,476		2,992,468		235,137		359,030		469,056		22,559		196,308		(7,077)		4,267,481
Share of profit (loss) of associates and joint ventures		—		—		49,698		49,698		175		(16)		202		—		3,104		(28,903)		24,260
Net other non-operating income (expense)		(65)		—		44,237		44,172		13,770		8,085		(33,062)		(1,402)		16,465		(38,237)		9,791
Segment profits before income tax		1,399,325		839,602		847,411		3,086,338		249,082		367,099		436,196		21,157		215,877		(74,217)		4,301,532
Income tax expense		(386,764)		(230,891)		(209,485)		(827,140)		(70,222)		(104,667)		(149,623)		(6,332)		(88,372)		6,770		(1,239,586)
Profit for the reporting period		1,012,561		608,711		637,926		2,259,198		178,860		262,432		286,573		14,825		127,505		(67,447)		3,061,946
Profit attributable to shareholders of the Parent Company		1,012,561		608,711		637,926		2,259,198		178,850		262,267		286,599		14,825		126,021		(66,569)		3,061,191
Profit (loss) attributable to non-controlling interests		—		—		—		—		10		165		(26)		—		1,484		(878)		755
Total assets[1]		131,303,734		140,814,393		84,841,131		356,959,258		45,086,292		34,785,551		20,528,951		9,680,379		40,399,287		(27,851,420)		479,588,298
Total liabilities[1]		123,880,329		152,173,062		54,238,001		330,291,392		40,613,424		31,289,705		16,570,282		9,128,148		17,441,868		(1,459,548)		443,875,271

[1]	Assets and liabilities of the reporting segments are amounts before intra-segment transaction adjustment.

5.2 Services and Geographical Segments

5.2.1 Services information

Operating revenues from external customers for each service for the year ended December 31, 2016, 2017 and 2018, are as follows:

	2016		2017		2018
	(In millions of Korean won)
Banking service	￦	5,454,100	￦	6,245,316	￦	6,579,169
Securities service		184,856		1,074,365		997,898
Non-life insurance service		—		1,121,108		1,183,394
Credit card service		1,269,573		1,276,803		1,524,695
Life insurance service		139,847		129,513		113,238
Other service		396,566		345,077		461,293

Total	￦	7,444,942	￦	10,192,182	￦	10,859,687

5.2.2 Geographical information

Geographical operating revenues from external customers for the year ended December 31, 2016, 2017 and 2018, and major non-current assets as of December 31, 2016, 2017 and 2018, are as follows:

	2016				2017				2018
	Revenues from external customers		Major non-current assets		Revenues from external customers		Major non-current assets		Revenues From external customers		Major non-current assets
	(In millions of Korean won)
Domestic	￦	7,354,698	￦	4,952,552	￦	10,078,253	￦	7,472,597	￦	10,666,586	￦	8,114,196
United States		10,522		299		17,596		363,330		46,391		370,252
New Zealand		5,422		128		5,855		57		6,213		72
China		47,360		5,038		44,531		4,585		94,996		5,454
Cambodia		6,109		1,216		7,475		1,753		11,062		3,733
United Kingdom		10,987		149		11,547		319		8,119		537
Others		9,844		2,242		26,925		78,142		26,320		584,466
Intra-group adjustment		—		72,971		—		72,455		—		69,011

Total	￦	7,444,942	￦	5,034,595	￦	10,192,182	￦	7,993,238	￦	10,859,687	￦	9,147,721

6. Financial Assets and Financial Liabilities

6.1 Classification and Fair Value of Financial Instruments

6.1.1 Carrying amount and fair value of financial assets and liabilities as of December 31, 2017 and 2018, are as follows:

	2017
	Carrying amount		Fair value
	(In millions of Korean won)
Financial assets
Cash and due from financial institutions	￦	19,817,825	￦	19,805,138
Financial assets held for trading		30,177,293		30,177,293
Debt securities		25,168,338		25,168,338
Equity securities		4,935,100		4,935,100
Others		73,855		73,855
Financial assets designated at fair value through profit or loss		2,050,052		2,050,052
Debt securities		368,820		368,820
Equity securities		67,828		67,828
Derivative-linked securities		1,613,404		1,613,404
Derivatives held for trading		2,998,042		2,998,042
Derivatives held for hedging		312,124		312,124
Loans		290,122,838		289,807,038
Available-for-sale financial assets		48,116,263		48,116,263
Debt securities		38,959,401		38,959,401
Equity securities		9,156,862		9,156,862
Held-to-maturity financial assets		18,491,980		18,483,065
Other financial assets		10,195,015		10,195,015

Total	￦	422,281,432	￦	421,944,030

Financial liabilities
Financial liabilities held for trading	￦	1,944,770	￦	1,944,770
Financial liabilities designated at fair value through profit or loss		10,078,288		10,078,288
Derivatives held for trading		3,054,614		3,054,614
Derivatives held for hedging		88,151		88,151
Deposits		255,800,048		256,222,490
Debts		28,820,928		28,814,801
Debentures		44,992,724		44,400,325
Other financial liabilities		18,330,004		18,328,276

Total	￦	363,109,527	￦	362,931,715

	2018
	Carrying amount		Fair value
	(In millions of Korean won)
Financial assets
Cash and due from financial institutions	￦	20,274,490	￦	20,271,261
Financial assets at fair value through profit or loss		50,987,847		50,987,847
Due from financial institutions		381,719		381,719
Debt securities		48,285,482		48,285,482
Equity securities		1,287,662		1,287,662
Loans		954,176		954,176
Others		78,808		78,808
Derivatives held for trading		1,915,532		1,915,532
Derivatives held for hedging		110,430		110,430
Loans at amortized cost		319,201,603		320,003,844
Securities measured at amortized cost		23,661,522		24,159,137
Financial assets measured at fair value through other comprehensive income		38,003,572		38,003,572
Debt securities		35,243,634		35,243,634
Equity securities		2,370,116		2,370,116
Loans		389,822		389,822
Others		8,133,556		8,133,556

Total	￦	462,288,552	￦	463,585,179

Financial liabilities
Financial liabilities at fair value through profit or loss	￦	2,823,820	￦	2,823,820
Financial liabilities designated at fair value through profit or loss		12,503,039		12,503,039
Derivatives held for trading		2,724,994		2,724,994
Derivatives held for hedging		176,253		176,253
Deposits		276,770,449		277,423,194
Debts		33,004,834		33,028,205
Debentures		53,278,697		53,771,564
Other financial liabilities		19,828,307		19,833,885

Total	￦	401,110,393	￦	402,284,954

The fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an ordinary transaction between market participants. For each class of financial assets and financial liabilities, the Group discloses the fair value of that class of assets and liabilities in a way that permits it to be compared with its carrying amount at the end of each reporting period. The best evidence of fair value of financial instruments is a quoted price in an active market.

Methods of determining fair value for financial instruments are as follows:

Cash and due from financial institutions	The carrying amounts of cash and demand due from financial institutions and payment due from financial institutions are a reasonable approximation of fair values. These financial instruments do not have a fixed maturity and are receivable on demand. Fair value of ordinary due from financial institutions is measured using DCF model (Discounted Cash Flow Model).

Investment securities	The fair value of financial instruments that are quoted in active markets is determined using the quoted prices. Fair value is determined through the use of external professional valuation institution where quoted prices are not available. The institutions use one or more of the following valuation techniques including DCF Model, Free Cash Flow to Equity Model, Comparable Company Analysis, Dividend Discount Model, Risk Adjusted Discount Rate Method, and Net Asset Value Method.

Loans at amortized cost	DCF model is used to determine the fair value of loans. Fair value is determined by discounting the expected cash flows, which are contractual cash flows adjusted by the expected prepayment rate, at appropriate discount rate.

Derivatives and Financial instruments at fair value through profit or loss	For exchange traded derivatives, quoted price in an active market is used to determine fair value and for OTC derivatives, fair value is determined using valuation techniques. The Group uses internally developed valuation models that are widely used by market participants to determine fair values of plain vanilla OTC derivatives including options, interest rate swaps, and currency swaps, based on observable market parameters. However, some complex financial instruments are valued using appropriate models developed from generally accepted market valuation models including the Finite Difference Method, the Monte Carlo Simulation, Black-Scholes Model, Hull and White Model, Closed Form and Tree Model or valuation results from independent external professional valuation institution.

Deposits	Carrying amount of demand deposits is regarded as representative of fair value because they do not have a fixed maturity and are payable on demand. Fair value of time deposits is determined using a DCF model. Fair value is determined by discounting the expected cash flows, which are contractual cash flows adjusted by the expected prepayment rate, at an appropriate discount rate.

Debts	Carrying amount of overdraft in foreign currency is regarded as representative of fair value because they do not have a fixed maturity and are payable on demand. Fair value of other debts is determined using a DCF model discounting contractual future cash flows at an appropriate discount rate.

Debentures	Fair value is determined by using the valuations of external professional valuation institution, which are calculated using market inputs.

Other financial assets and liabilities	The carrying amounts are reasonable approximation of fair values. These financial instruments are temporary accounts used for other various transactions and their maturities are relatively short or not defined. However, fair value of finance lease liabilities is measured using a DCF model.

6.1.2 Fair value hierarchy

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

Level 3: The fair values are based on unobservable inputs for the asset or liability

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

Fair value hierarchy of financial assets and liabilities measured at fair value in the statements of financial position

The fair value hierarchy of financial assets and liabilities measured at fair value in the statements of financial position as of December 31, 2017 and 2018, is as follows:

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

[1]

The amounts of equity securities carried at cost in “Level 3”, which do not have a quoted market price in an active market and cannot be measured reliably at fair value, are ¥ 116,629 as of December 31, 2017. These equity securities are carried at cost because it is practically difficult to quantify the intrinsic values of the equity securities issued by unlisted public and non-profit entities. In addition, due to significant fluctuations in estimated cash flows arising from entities being in its initial stages, which further results in varying and unpredictable probabilities, unlisted equity securities issued by project financing cannot be reliably and reasonably assessed. Therefore, these equity securities are carried at cost. The Group has no plan to sell these instruments in the near future.

	2018
	Fair value hierarchy
	Level 1		Level 2		Level 3		Total
	(In millions of Korean won)
Financial assets
Financial assets at fair value through profit or loss
Due from financial institutions	￦	—	￦	332,976	￦	48,743	￦	381,719
Debt securities		11,312,317		29,879,850		7,093,315		48,285,482
Equity securities		737,808		178,309		371,545		1,287,662
Loans		—		740,973		213,203		954,176
Others		78,808		—		—		78,808

Sub-total		12,128,933		31,132,108		7,726,806		50,987,847

Derivatives held for trading		67,436		1,737,033		111,063		1,915,532
Derivatives held for hedging		—		110,430		—		110,430

Financial assets measured at fair value through other comprehensive income
Debt securities		9,542,948		25,700,686		—		35,243,634
Equity securities		971,367		66,031		1,332,718		2,370,116
Loans		—		389,822		—		389,822

Sub-total		10,514,315		26,156,539		1,332,718		38,003,572

Total	￦	22,710,684	￦	59,136,110	￦	9,170,587	￦	91,017,381

Financial liabilities
Financial liabilities at fair value through profit or loss	￦	2,823,820	￦	—	￦	—	￦	2,823,820
Financial liabilities designated at fair value through profit or loss		126		1,629,530		10,873,383		12,503,039
Derivatives held for trading		479,264		1,834,536		411,194		2,724,994
Derivatives held for hedging		—		176,253		—		176,253

Total	￦	3,303,210	￦	3,640,319	￦	11,284,577	￦	18,228,106

Valuation techniques and the inputs used in the fair value measurement classified as Level 2

Financial assets and liabilities measured at fair value classified as Level 2 in the statements of financial position as of December 31, 2017 and 2018, are as follows:

	2017
	Fair value		Valuation techniques	Inputs
	(In millions of Korean won)
Financial assets
Financial assets held for trading
Debt securities	￦	17,353,417	DCF Model, option model	Underlying asset Index, Discount rate, Volatility
Equity securities		2,594,603	DCF Model, Net Asset Value, Option Model	Underlying asset Index, Volatility, Discount rate, Fair value of underlying asset

Sub-total		19,948,020

Financial assets designated at fair value through profit or loss
Debt securities		66,969	DCF Model, Hull and White Model,	Discount rate, Volatility
Derivative-linked securities		668,739	DCF Model, Closed Form, Monte Carlo Simulation, Option Model	Underlying asset Index, Discount rate, Volatility

Sub-total		735,708

Derivatives held for trading		2,720,285	DCF Model, Closed Form, FDM, Monte Carlo Simulation, Black-Scholes Model, Hull and White Model and Others	Underlying asset Index, Discount rate, Volatility, Foreign exchange rate, Stock price, Dividend rate and others
Derivatives held for hedging		311,349	DCF Model, Closed Form, FDM	Discount rate, Volatility, Foreign exchange rate and others
Available-for-sale financial assets
Debt securities		28,464,019	DCF Model, option model, Net Asset Value	Discount rate
Equity securities		1,789,501	DCF Model, Option Model, Net Asset Value	Discount rate, Fair value of underlying asset

Sub-total		30,253,520

Total	￦	53,968,882

Financial liabilities
Financial liabilities designated at fair value through profit or loss

Derivative-linked securities	￦	1,389,553	DCF Model, Closed Form, FDM, Monte Carlo Simulation, Black-Scholes Model, Hull and White Model and others	Price of Underlying asset, Discount rate, Dividend rate, Volatility

		1,389,553

Derivatives held for trading		2,717,862	DCF Model, Closed Form, FDM, Monte Carlo Simulation, Black-Scholes Model, Hull and White Model, Option Valuation Model and others	Discount rate, Price of Underlying asset , Volatility, Foreign exchange rate, Credit Spread, Stock price and others
Derivatives held for hedging		88,081	DCF Model, Closed Form, FDM	Discount rate, Volatility, Foreign exchange rate and others

Total	￦	4,195,496

	2018
	Fair value		Valuation techniques	Inputs
	(In millions of Korean won)
Financial assets
Financial assets at fair value through profit or loss
Due from financial institutions	￦	332,976	One factor Hull-White Model, DCF Model	Discount rate, Volatility and others
Debt securities		29,879,850	DCF Model, Closed Form, Monte Carlo Simulation, Black-Scholes Model, Hull and White Model, Net Asset Value and others	Projected cash flow, Fair value of underlying asset, Dividend yield, Interest rate, Underlying asset price, Discount rate, Volatility and others
Equity securities		178,309	DCF Model	Interest rate, Discount rate and others
Loans		740,973	DCF Model	Interest rate, Discount rate and others

Sub-total		31,132,108

Derivatives held for trading		1,737,033	DCF Model, FDM, Closed Form, Option Model, Monte Carlo Simulation, Black-Scholes Model, Hull and White Model and others	Underlying asset Index, Discount rate, Volatility, Foreign exchange rate, Stock price, Dividend rate and others
Derivatives held for hedging		110,430	DCF Model, Closed Form, FDM	Discount rate, Volatility, Foreign exchange rate and Others
Financial assets measured at fair value through other comprehensive income
Debt securities		25,700,686	DCF Model, Option model, Market value approach	Discount rate, Underlying asset Index, Volatility, Interest rate and others
Equity securities		66,031	DCF Model, Black-Scholes Model	Discount rate, Volatility, Price of Underlying asset and others
Loans		389,822	DCF Model	Discount rate

Sub-total		26,156,539

Total	￦	59,136,110

Financial liabilities
Financial liabilities designated at fair value through profit or loss		1,629,530	DCF Model, Closed Form, Monte Carlo Simulation, Black-Scholes Model, Hull and White Model and others	Price of Underlying asset, Discount rate, Dividend rate, Volatility
Derivatives held for trading		1,834,536	DCF Model, Closed Form, FDM and others	Discount rate, Price of Underlying asset , Volatility, Foreign exchange rate, Credit Spread, Stock price and others
Derivatives held for hedging		176,253	DCF Model, Closed Form, FDM and others	Discount rate, Volatility, Foreign exchange rate and others

Total	￦	3,640,319

Fair value hierarchy of financial assets and liabilities whose fair values are disclosed

The fair value hierarchy of financial assets and liabilities whose fair values are disclosed as of December 31, 2017 and 2018, are as follows:

	2017
	Fair value hierarchy
	Level 1		Level 2		Level 3		Total
	(In millions of Korean won)
Financial assets
Cash and due from financial institutions[1]	￦	2,754,086	￦	15,281,705	￦	1,769,347	￦	19,805,138
Loans		—		569,625		289,237,413		289,807,038
Held-to-maturity financial assets		4,825,393		13,653,429		4,243		18,483,065
Other financial assets[2]		—		—		10,195,015		10,195,015

Total	￦	7,579,479	￦	29,504,759	￦	301,206,018	￦	338,290,256

Financial liabilities
Deposits[1]	￦	—	￦	125,154,284	￦	131,068,206	￦	256,222,490
Debts[3]		—		853,615		27,961,186		28,814,801
Debentures		—		41,058,076		3,342,249		44,400,325
Other financial liabilities[4]		—		—		18,328,276		18,328,276

Total	￦	—	￦	167,065,975	￦	180,699,917	￦	347,765,892

[1]	The amounts included in Level 2 are the carrying amounts which are reasonable approximations of the fair values.
[2]	Other financial assets of ￦ 10,195,015 million included in Level 3 are the carrying amounts which are reasonable approximation of fair values as of December 31, 2017.
[3]	Debts of ￦ 19,820 million included in Level 2 is the carrying amounts which are reasonable approximation of fair values as of December 31, 2017.
[4]	Other financial liabilities of ￦ 17,882,909 million included in Level 3 is the carrying amounts which are reasonable approximation of fair values as of December 31, 2017.

	2018
	Fair value hierarchy
	Level 1		Level 2		Level 3		Total
	(In millions of Korean won)
Financial assets
Cash and due from financial institutions[1]	￦	3,338,863	￦	14,632,352	￦	2,300,046	￦	20,271,261
Loans at amortized cost		—		493,773		319,510,071		320,003,844
Securities measured at amortized cost		8,629,708		15,529,429		—		24,159,137
Other financial assets[2]		—		—		8,133,556		8,133,556

Total	￦	11,968,571	￦	30,655,554	￦	329,943,673	￦	372,567,798

Financial liabilities
Deposits[1]	￦	—	￦	127,265,703	￦	150,157,491	￦	277,423,194
Debts[3]		—		1,114,900		31,913,305		33,028,205
Debentures		—		48,680,196		5,091,368		53,771,564
Other financial liabilities[4]		—		—		19,833,885		19,833,885

Total	￦	—	￦	177,060,799	￦	206,996,049	￦	384,056,848

[1]	The amounts included in Level 2 are the carrying amounts which are reasonable approximations of the fair values.
[2]	Other financial assets of ￦ 8,133,556 million included in Level 3 are the carrying amounts which are reasonable approximation of fair values as of December 31, 2018.
[3]	Debts of ￦ 38,403 million included in Level 2 is the carrying amounts which are reasonable approximation of fair values as of December 31, 2018.
[4]	Other financial liabilities of ￦ 19,250,252 million included in Level 3 is the carrying amounts which are reasonable approximations of fair values as of December 31, 2018.

Valuation techniques and the inputs used in the fair value measurement

Financial assets and liabilities whose carrying amount is a reasonable approximation of fair value are not subject to disclose valuation techniques and inputs.

Valuation techniques and inputs of financial assets and liabilities whose fair values are disclosed and classified as Level 2 as of December 31, 2017 and 2018, are as follows:

	2017
	Fair value		Valuation technique	Inputs
	(In millions of Korean won)
Financial assets
Loans	￦	569,625	DCF Model	Discount rate
Held-to-maturity financial assets		13,653,429	DCF Model	Discount rate
Financial liabilities
Debts		833,795	DCF Model	Discount rate
Debentures		41,058,076	DCF Model	Discount rate

	2018
	Fair value		Valuation technique	Inputs
	(In millions of Korean won)
Financial assets
Loans at amortized cost	￦	493,773	DCF Model	Discount rate
Securities measured at amortized cost		15,529,429	DCF Model	Discount rate
Financial liabilities
Debts		1,076,497	DCF Model	Discount rate
Debentures		48,680,196	DCF Model	Discount rate

Valuation techniques and inputs of financial assets and liabilities whose fair values are disclosed and classified as Level 3 as of December 31, 2017 and 2018, are as follows:

	2017
	Fair value		Valuation technique	Inputs
	(In millions of Korean won)
Financial assets
Cash and due from financial institutions	￦	1,769,347	DCF Model	Credit spread, Other spread, Interest rates
Loans		289,237,413	DCF Model	Credit spread, Other spread, Early termination ratio, Interest rates
Held-to-maturity financial assets		4,243	DCF Model	Interest rates

Total	￦	291,011,003

Financial liabilities
Deposits	￦	131,068,206	DCF Model	Other spread, Early termination ratio, Interest rates
Debts		27,961,186	DCF Model	Other spread, Interest rates
Debentures		3,342,249	DCF Model	Other spread, Implied default probability, Interest rates
Other financial liabilities		445,367	DCF Model	Other spread, Interest rates

Total	￦	162,817,008

	2018
	Fair value		Valuation technique	Inputs
	(In millions of Korean won)
Financial assets
Cash and due from financial institutions	￦	2,300,046	DCF Model	Credit spread, Other spread, Interest rates
Loans		319,510,071	DCF Model	Credit spread, Other spread, Early termination ratio, Interest rates

Total	￦	321,810,117

Financial liabilities
Deposits	￦	150,157,491	DCF Model	Other spread, Interest rates, Early termination ratio
Debts		31,913,305	DCF Model	Other spread, Interest rates
Debentures		5,091,368	DCF Model	Other spread, Interest rates
Other financial liabilities		583,633	DCF Model	Other spread, Interest rates

Total	￦	187,745,797

6.2 Level 3 of the Fair Value Hierarchy Disclosure

6.2.1 Valuation policy and process for fair value measurement categorized within Level 3

The Group uses external, independent and qualified third-party valuation service in addition to internal valuation models to determine the fair value of the Group’s assets at the end of every reporting period.

Where a reclassification between the levels of the fair value hierarchy occurs for a financial asset or liability, the Group’s policy is to recognize such transfers as having occurred at the beginning of the reporting period.

6.2.2 Changes in fair value (Level 3) measured using valuation technique based on unobservable in market

Details of changes in Level 3 of the fair value hierarchy for the years ended December 31, 2017 and 2018, are as follows:

	2017
	Financial assets at fair value through profit or loss		Financial investments		Financial liabilities at fair value through profit or loss		Net derivatives financial instruments
	Designated at fair value through profit or loss		Available-for-sale financial assets		Designated at fair value through profit or loss		Derivatives held for trading		Derivatives held for hedging
	(In millions of Korean won)
Beginning balance	￦	763,272	￦	3,072,292	￦	(7,797,139)	￦	(64,910)	￦	1,277
Total gains or losses
—Profit or loss		52,936		(20,827)		(846,704)		504,627		(408)
—Other comprehensive income		—		6,356		—		—		—
Purchases		1,315,500		1,713,098		—		35,649		—
Sales		(1,076,928)		(916,778)		—		(270,435)		—
Issues		—		—		(11,528,433)		(67,958)		—
Settlements		(264,816)		—		11,484,384		(3,760)		(164)
Transfers into Level 3[1]		—		14,168		—		—		—
Transfers out of Level 3[1]		—		(922)		—		(642)		—
Business combination		524,380		2,038,779		—		522		—
Changes from replacement of assets Of disposal group as held for sale		—		(40,190)		—		—		—

Ending balance	￦	1,314,344	￦	5,865,976	￦	(8,687,892)	￦	133,093	￦	705

[1]	The Changes in levels for the financial instruments occurred due to the change in the availability of observable market data.

	2018
	Financial assets at fair value through profit or loss						Financial investments		Financial liabilities at fair value through profit or loss		Net derivative financial instruments
	Cash and due from financial institutions at fair value through profit or loss		Securities measured at fair value through profit or loss		Loans at fair value through profit or loss		Financial assets measured at fair value through other comprehensive income		Financial liabilities designated at fair value through profit or loss		Derivatives held for trading		Derivatives held for fair value hedging
	(In millions of Korean won)
Beginning[2]	￦	48,243	￦	6,106,716	￦	133,309	￦	1,187,217	￦	(8,687,892)	￦	96,354	￦	705
Total gains or losses
—Profit or loss		537		178,569		4,367		—		27,583		(247,194)		(116)
—Other comprehensive income		(37)		60,624		—		142,415		(8,597)		—		—
Purchases		—		3,011,701		184,655		83,566		—		7,706		—
Sales		—		(1,855,118)		(109,128)		(80,480)		—		(90,270)		—
Issues		—		—		—		—		(11,090,504)		(76,519)		—
Settlements		—		—		—		—		8,886,027		12,803		(589)
Transfers into Level 3[1]		—		2,103		—		—		—		(3,011)		—
Transfers out of Level 3[1]		—		(39,735)		—		—		—		—		—

Ending	￦	48,743	￦	7,464,860	￦	213,203	￦	1,332,718	￦	(10,873,383)	￦	(300,131)	￦	—

[1]	The changes in levels for the financial instruments occurred due to the change in the availability of observable market data.
[2]	Prepared in accordance with IFRS 9.

In relation to changes in Level 3 of the fair value hierarchy, total gains or losses recognized in profit or loss for the period, and total gains or losses for the period included in profit or loss for financial instruments held at the end of the reporting period in the statements of comprehensive income for the years ended December 31, 2016, 2017 and 2018, are as follows:

	2016
	Net income(loss) from financial investments at fair value through profit or loss		Other operating income(loss)		Net interest income
	(In millions of Korean won)
Total gains or losses included in profit or loss for the period	￦	(294,432)	￦	(11,375)	￦	13
Total gains or losses for the period included in profit or loss for financial instruments held at the end of the reporting period		(89,797)		(15,306)		—

	2017
	Net income(loss) from financial investments at fair value through profit or loss		Other operating income(loss)		Net interest income
	(In millions of Korean won)
Total gains or losses included in profit or loss for the period	￦	(289,141)	￦	(21,235)	￦	—
Total gains or losses for the period included in profit or loss for financial instruments held at the end of the reporting period		48,333		(90,103)		—

	2018
	Net income(loss) from financial investments at fair value through profit or loss		Other operating income(loss)		Net interest income
	(In millions of Korean won)
Total gains or losses included in profit or loss for the period	￦	(36,466)	￦	(405)	￦	617
Total gains or losses for the period included in profit or loss for financial instruments held at the end of the reporting period		144,674		(289)		43

6.2.3 Sensitivity Analysis of Changes in Unobservable Inputs

Information about fair value measurements using unobservable inputs as of December 31, 2017 and 2018, are as follows:

	2017
	Fair value	Valuation technique	Unobservable inputs	Range of unobservable inputs(%)	Relationship of unobservable inputs to fair value
	(In millions of Korean won)
Financial assets
Financial assets designated at fair value through profit or loss

Debt securities	￦ 301,851	Tree Model, DCF Model, Hull and White Model	Volatility of the underlying asset	9.96~29.53	The higher the volatility, the higher the fair value fluctuation
Equity securities	67,828	Tree Model	Volatility of the underlying asset	11.45~24.01	The higher the volatility, the higher the fair value fluctuation
Derivative-linked securities	944,665	DCF Model, Closed Form, FDM, Monte Carlo Simulation, Hull and White Model, Black-Scholes Model, Option Model, Tree Model	Volatility of the underlying asset	10.00~30.07	The higher the volatility, the higher the fair value fluctuation
			Recovery rate	40.00	The higher the recovery rate, the higher the fair value
			Correlation between underlying assets	8.27~90.00	The higher the correlation, the higher the fair value fluctuation
Derivatives held for trading
Stock and index	138,972	DCF Model, FDM, Closed Form, Monte Carlo Simulation, Hull and White Model, Black-Scholes Model, Tree Model	Volatility of the underlying asset	1.00~39.00	The higher the volatility, the higher the fair value fluctuation
			Correlation between underlying assets	3.00~67.00	The higher the value of correlation, the higher the fair value fluctuation
Currency, Interest rate and others	58,107	DCF Model, Closed Form, Monte Carlo Simulation, Hull and White Model, Black-Scholes Model, Tree Model, Option Model	Loss given default	0.56	The higher the loss given default, the lower the fair value
			Volatility of the interest rate	0.47	The higher the volatility, the higher the fair value fluctuation
			Volatility of the underlying asset	3.00~51.00	The higher the volatility, the higher the fair value fluctuation
			Correlation between underlying assets	-13.00~90.00	The higher the absolute value of correlation, the higher the fair value fluctuation

	2017
	Fair value		Valuation technique	Unobservable inputs	Range of unobservable inputs(%)	Relationship of unobservable inputs to fair value
	(In millions of Korean won)
Derivatives held for hedging
Interest rate		775	DCF Model, Closed Form, FDM, Monte Carlo Simulation	Volatility of the underlying asset	3.02	The higher the volatility, the higher the fair value fluctuation
Available-for-sale financial assets
Debt securities		49,381	DCF Model, Option Model, Net asset value method, Market approach	Discount rate	2.57~11.08	The lower the discount rate, the higher the fair value
				Volatility	15.26~30.07	The Volatility is different for each item
				Correlation between underlying assets	48.82~82.16	The coefficient of correlation is different for each item
				Growth rate	0.00~2.20	The higher the growth rate, the higher the fair value
Equity securities		5,816,595	DCF Model, Comparable Company Analysis, Adjusted discount rate method, Dividend Discount Model, Net asset value method, Discounted cash flows to equity, Income approach, Market approach, One Factor Hull-White Model, Usage of past transactions, Cost methods, Asset value approach, Tree Model and others	Growth rate	-1.00~1.00	The higher the growth rate, the higher the fair value
				Discount rate	-1.00~52.68	The lower the discount rate, the higher the fair value
				Asset value	-1.00~1.00	The higher the asset value, the higher the fair value
				Correlation between underlying assets	48.82~82.16	The coefficient of correlation is different for each item
				Volatility	15.26~30.07	The Volatility is different for each item

Total	￦	7,378,174

Financial liabilities
Financial liabilities designated at fair value through profit or loss
Derivative-linked securities	￦	8,687,892	DCF Model, Closed Form, FDM, Monte Carlo Simulation, Hull and White Model, Black Scholes-Model	Volatility of the underlying asset	1.00~52.00	The higher the volatility, the higher the fair value fluctuation
				Correlation between underlying assets	-13.42~90.24	The higher the absolute value of correlation, the higher the fair value fluctuation
Derivatives held for trading
Stock and index		14,796	DCF Model, Closed Form, Monte Carlo Simulation, FDM	Volatility of the underlying asset	1.00~33.00	The higher the volatility, the higher the fair value fluctuation
				Correlation between underlying assets	7.00~67.00	The higher the correlation, the higher the fair value fluctuation

	2017
	Fair value	Valuation technique	Unobservable inputs	Range of unobservable inputs(%)	Relationship of unobservable inputs to fair value
	(In millions of Korean won)
Others	49,190	DCF Model, Closed Form, Monte Carlo Simulation, Hull and White Model, Option Model	Volatility of the stock price	15.84	The higher the volatility, the higher the fair value fluctuation
			Volatility of the interest rate	0.47	The higher the volatility, the higher the fair value fluctuation
			Discount rate	2.57~2.69	The lower the discount rate, the higher the fair value
			Volatility of the underlying asset	1.00~49.00	The higher the volatility, the higher the fair value fluctuation
			Correlation between underlying assets	25.00~90.00	The higher the correlation, the higher the fair value fluctuation
Derivatives held for hedging
Interest rate	70	DCF Model, Closed Form, FDM, Monte Carlo Simulation, Tree Model	Volatility of the underlying asset	2.64	The higher the volatility, the higher the fair value fluctuation

Total	￦ 8,751,948

	2018
	Fair value	Valuation technique	Unobservable inputs	Range of unobservable inputs(%)	Relationship of unobservable inputs to fair value
	(In millions of Korean won)
Financial assets
Financial assets at fair value through profit or loss
Cash and due from financial
institutions	￦ 48,743	DCF Model, Option Model, Net Asset Value, Income approach, Market approach	Volatility of the underlying asset	11.25~31.28	The higher the volatility, the higher the fair value fluctuation
			Correlation	8.79~79.78	The higher the correlation, the higher the fair value fluctuation
			Recovery rate	40.00	The higher the recovery rate, the higher the fair value
			Discount rate	1.19~11.30	The lower the discount rate, the higher the fair value
			Growth rate	0.29~2.20	The higher the growth rate, the higher the fair value

	2018
	Fair value	Valuation technique	Unobservable inputs	Range of unobservable inputs(%)	Relationship of unobservable inputs to fair value
	(In millions of Korean won)
Debt securities	7,093,315	DCF Model, Closed Form, FDM, Monte Carlo Simulation, Hull-White Model, Black-Scholes Model, Option Model, Tree Model, Net Asset Value, Income approach, Market approach and others	Growth rate	0.29~2.20	The higher the growth rate, the higher the fair value
			Volatility of the underlying asset	11.25~41.00	The higher the volatility, the higher the fair value fluctuation
			Value of Real estate	-1.00~1.00	The higher the value of Real estate, the higher the fair value
			Discount rate	1.95~11.30	The lower the discount rate, the higher the fair value
			Recovery rate	40.00	The higher the recovery rate, the higher the fair value
			Correlation between underlying asset	8.79~88.46	The higher the correlation, the higher the fair value fluctuation
Equity securities	371,545	Income approach, Market approach, Asset value approach, DCF Model, Comparable Company Analysis, Adjusted discount rate method, Dividend Discount Model, Usage of past transactions, Tree Model and others	Growth rate	0~2.20	The higher the growth rate, the higher the fair value
			Discount rate	1.19~21.96	The lower the discount rate, the higher the fair value
			Liquidation value	-1.00~1.00	The higher the liquidation value, the higher the fair value
			Volatility	11.25~39.94	The higher the volatility, the higher the fair value fluctuation
			Correlation	8.79~79.78	The higher the correlation, the higher the fair value fluctuation
			Recovery rate	40	The higher the recovery rate, the higher the fair value
Loans	213,203	Tree Model	Stock price, Volatility of the stock price	13.11~49.28	The higher the volatility, the higher the fair value fluctuation
Derivatives held for trading
Stock and index	50,824	DCF Model, Closed Form, FDM, Monte Carlo Simulation, Hull and White Model, Black-Scholes Model, Tree Model	Volatility of the underlying asset	14.00~50.00	The higher the volatility, the higher the fair value fluctuation
			Correlation between underlying asset	8.74~68.77	The higher the correlation, the higher the fair value fluctuation
Currency, interest rate and others	60,239	DCF Model, Hull and White Model, Monte Carlo Simulation, Tree Model	Loss given default	100.00	The higher the loss given default, the lower the fair value
			Volatility	1.00~36.00	The higher the volatility, the higher the fair value fluctuation
			Correlation between underlying asset	-46.89~90.11	The higher the absolute value of correlation, the higher the fair value fluctuation

	2018
	Fair value		Valuation technique	Unobservable inputs	Range of unobservable inputs(%)	Relationship of unobservable inputs to fair value
	(In millions of Korean won)
Financial assets measured at fair value through other comprehensive income
Equity securities		1,332,718	Adjusted discount rate method, IMV Model, DCF Model, Comparable Company Analysis, Dividend discount model, Option Model, Net asset value method, Market approach, One Factor Hull-White Model and others	Growth rate	0~2.20	The higher the growth rate, the higher the fair value
				Discount rate	7.05~16.30	The lower the discount rate, the higher the fair value
				Volatility	17.62~25.14	The higher the volatility, the higher the fair value fluctuation

Total	￦	9,170,587

Financial liabilities
Financial liabilities designated at fair value through profit or loss
Derivative-linked securities	￦	10,873,383	DCF Model, Closed Form, FDM, Monte Carlo Simulation, Hull and White Model, Black Scholes-Model	Volatility of the underlying asset	1.00~115.00	The higher the volatility, the higher the fair value fluctuation
				Correlation between underlying asset	-49.00~90.11	The higher the absolute value of correlation, the higher the fair value fluctuation
Derivatives held for trading
Stock and index		240,817	DCF Model, Closed Form, FDM, Monte Carlo Simulation, Hull and White Model, Black-Scholes Model, Tree Model	Volatility	2.00~54.00	The higher the volatility, the higher the fair value fluctuation
				Correlation between underlying asset	4.27~70.17	The higher the correlation, the higher the fair value fluctuation
Others		170,377	Monte Carlo Simulation, Hull and White Model, DCF Model, Closed form formula	Volatility	1.00~115.00	The higher the volatility, the higher the fair value fluctuation
				Volatility of the stock price	20.85	The higher the volatility, the higher the fair value fluctuation
				Volatility of the interest rate	0.69	The higher the volatility, the higher the fair value fluctuation
				Discount rate	2.19~2.26	The lower the discount rate, the higher the fair value
				Correlation between underlying asset	-49.00~90.11	The higher the absolute value of correlation, the higher the fair value fluctuation

Total	￦	11,284,577

Sensitivity analysis of changes in unobservable inputs

Sensitivity analysis of financial instruments is performed to measure favorable and unfavorable changes in the fair value of financial instruments which are affected by the unobservable parameters, using a statistical technique. When the fair value is affected by more than two input parameters, the amounts represent the most favorable or most unfavorable Level 3 financial instruments subject to sensitivity analysis are (i) equity-related derivatives, currency-related derivatives and interest rate related derivatives whose fair value changes are recognized in profit or loss, (ii) financial liabilities designated at fair value through profit or loss, and (iii) due from financial institutions, debt securities, equity securities and loan receivables whose fair value changes are recognized in profit or loss or other comprehensive income. If overlay approach is applied in accordance with IFRS 4, changes in fair value of financial assets at fair value through profit or loss are recognized as other comprehensive income.

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

[1]

For financial assets designated at fair value through profit or loss, the changes in fair value are calculated by shifting principal unobservable input parameters such as volatility of the underlying asset or correlation between underlying asset by ± 10%.

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

	2018
	Recognition in profit or loss				Other comprehensive income
	Favorable changes		Unfavorable changes		Favorable changes		Unfavorable changes
	(In millions of Korean won)
Financial assets
Financial assets at fair value through profit or loss[1]
Due from financial institutions	￦	4	￦	(2)	￦	32	￦	(47)
Debt securities[4]		20,261		(17,885)		2,183		(2,097)
Equity securities[3]		14,241		(10,162)		848		(656)
Loans		129		(46)		—		—
Derivatives held for trading[2]		27,639		(26,155)		—		—
Financial assets measured at fair value through other comprehensive income Equity securities[3]		—		—		162,563		(86,094)

	￦	62,274	￦	(54,250)	￦	165,626	￦	(88,894)

Financial liabilities
Financial liabilities designated at fair value through profit or loss[1]	￦	146,135	￦	(157,361)	￦	—	￦	—
Derivatives held for trading[2]		112,827		(105,875)		—		—

	￦	258,962	￦	(263,236)	￦	—	￦	—

[1]

For financial instruments at fair value through profit or loss, the changes in fair value are calculated by shifting principal unobservable input parameters such as volatility of the underlying asset or correlation between underlying asset by ± 10%.

[2]

For Derivatives financial instruments, the changes in fair value are calculated by shifting principal unobservable input parameters; such as, price of underlying asset, volatility of stock price, interest rate by ± 10% and the loss given default ratio, discount rate by ± 1%

[3]

For equity securities, the changes in fair value are calculated by shifting principal unobservable input parameters; such as, correlation between growth rate (0~2.2%) and discount rate, or liquidation value (-1~1%) and discount rate.

[4]

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

The aggregate difference yet to be recognized in profit or loss at the beginning and end of the period and a reconciliation of changes in the balance of this difference for the years ended December 31, 2017 and 2018, are as follows:

	2017		2018
	(In millions of Korean won)
Balance at the beginning of the period	￦	39,033	￦	22,814
New transactions and others		58,445		131,504
Changes during the period		(74,664)		(92,163)

Balance at the end of the year	￦	22,814	￦	62,155

6.3 Carrying Amounts of Financial Instruments by Category

Financial assets and liabilities are measured at fair value or amortized cost. The measurement methodology by categories of financial instruments is addressed at Note 3.

The carrying amounts of financial assets and liabilities by category as of December 31, 2017 and 2018, are as follows:

	2017
	Financial assets at fair value through profit or loss
	Held for trading		Designated at fair value through profit or loss		Loans and receivables		Available- for-sale financial assets		Held-to- Maturity financial assets		Derivatives held for hedging		Total
	(In millions of Korean won)
Financial assets
Cash and due from financial institutions	￦	—	￦	—	￦	19,817,825	￦	—	￦	—	￦	—	￦	19,817,825
Financial assets at fair value through profit or loss		30,177,293		2,050,052		—		—		—		—		32,227,345
Derivatives		2,998,042		—		—		—		—		312,124		3,310,166
Loans		—		—		290,122,838		—		—		—		290,122,838
Financial investments		—		—		—		48,116,263		18,491,980		—		66,608,243
Other financial assets		—		—		10,195,015		—		—		—		10,195,015

Total	￦	33,175,335	￦	2,050,052	￦	320,135,678	￦	48,116,263	￦	18,491,980	￦	312,124	￦	422,281,432

	2017
	Financial liabilities at fair value through profit or loss
	Held for trading		Designated at fair value through profit or loss		Financial liabilities at amortized cost		Derivatives held for hedging		Total
	(In millions of Korean won)
Financial liabilities
Financial liabilities at fair value through profit or loss	￦	1,944,770	￦	10,078,288	￦	—	￦	—	￦	12,023,058
Derivatives		3,054,614		—		—		88,151		3,142,765
Deposits		—		—		255,800,048		—		255,800,048
Debts		—		—		28,820,928		—		28,820,928
Debentures		—		—		44,992,724		—		44,992,724
Other financial liabilities		—		—		18,330,004		—		18,330,004

Total	￦	4,999,384	￦	10,078,288	￦	347,943,704	￦	88,151	￦	363,109,527

	2018
	Financial instruments at fair value through profit or loss		Financial instruments measured at fair value through other comprehensive income				Financial instruments at amortized cost		Derivatives held for hedging		Total
			Financial assets mandatorily measured at fair value through other comprehensive income		Financial instruments designated at fair value through other comprehensive income
	(In millions of Korean won)
Financial assets
Cash and due from financial institutions	￦	—	￦	—	￦	—	￦	20,274,490	￦	—	￦	20,274,490
Financial assets at fair value through profit or loss		50,987,847		—		—		—		—		50,987,847
Derivatives		1,915,532		—		—		—		110,430		2,025,962
Loans at amortized cost		—		—		—		319,201,603		—		319,201,603
Financial investments		—		35,633,456		2,370,116		23,661,522		—		61,665,094
Other financial assets		—		—		—		8,133,556		—		8,133,556

Total	￦	52,903,379	￦	35,633,456	￦	2,370,116	￦	371,271,171	￦	110,430	￦	462,288,552

	2018
	Financial instruments at fair value through profit or loss
	Financial instruments at fair value through profit or loss		Financial instruments designated at fair value through profit or loss		Financial instruments at amortized cost		Derivatives held for hedging		Total
	(In millions of Korean won)
Financial liabilities
Financial liabilities at fair value through profit or loss	￦	2,823,820	￦	12,503,039	￦	—	￦	—	￦	15,326,859
Derivatives		2,724,994		—		—		176,253		2,901,247
Deposits		—		—		276,770,449		—		276,770,449
Debts		—		—		33,004,834		—		33,004,834
Debentures		—		—		53,278,697		—		53,278,697
Other financial liabilities		—		—		19,828,307		—		19,828,307

Total	￦	5,548,814	￦	12,503,039	￦	382,882,287	￦	176,253	￦	401,110,393

6.4 Transfer of Financial Assets

Transferred financial assets that are derecognized in their entirety

The Group transferred loans and other financial assets that are derecognized in their entirety to SPEs (special purpose entity), while the maximum exposure to loss (carrying amount) from its continuing involvement in the derecognized financial assets as of December 31, 2017 and 2018, are as follows:

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

	2018
	Type of continuing involvement	Classification of financial instruments	Carrying amount of continuing involvement in statement of financial position		Fair value of continuing involvement
			(In millions of Korean won)
Discovery ABS Second Co., Ltd.	Subordinate debt	Financial assets at fair value through profit or loss	￦	6,205	￦	6,205
FK1411 Co., Ltd.	Subordinate debt	Financial assets at fair value through profit or loss		8,883		8,883
AP 3B ABS Ltd.	Subordinate debt	Financial assets at fair value through profit or loss		5,512		5,512
AP 4D ABS Ltd.[1]	Subordinated debt	Financial assets at fair value through profit or loss		13,494		13,494

		Total	￦	34,094	￦	34,094

[1]

The recovered portion in excess of the consideration paid attributable to adjustments based on the agreement with the National Happiness Fund for non-performing loans amounts to ￦ 13,731 million as at December 31, 2018.

Transferred financial assets that are not derecognized in their entirety

The Group securitized the loans and issued the asset-backed debentures. The senior debentures and related securitized assets as of December 31, 2017 and 2018, are as follows:

	2017						2018
	Carrying amount of underlying assets		Carrying amount of senior debentures		Carrying amount of underlying assets		Carrying amount of senior debentures
	(In millions of Korean won)
KB Kookmin Card Second Securitization Co., Ltd.[1]	￦	495,545	￦	107,093	￦	—	￦	—
KB Kookmin Card Third Securitization Co., Ltd.[1]		600,813		324,425		627,630		336,929
KB Kookmin Card Fourth Securitization Co., Ltd.[1]		561,495		320,892		587,760		333,296
KB Kookmin Card Fifth Securitization Co., Ltd.[1]		—		—		562,239		299,754
Wise Mobile Thirteenth Securitization Specialty[2]		7,284		—		—		—
Wise Mobile Fourteenth Securitization Specialty[2]		8,504		—		—		—
Wise Mobile Fifteenth Securitization Specialty[2]		4,105		—		—		—
Wise Mobile Sixteenth Securitization Specialty[2]		5,500		—		—		—
Wise Mobile Seventeenth Securitization Specialty[2]		10,407		4,999		—		—
Wise Mobile Eighteenth Securitization Specialty[2]		9,340		4,999		—		—

	￦	1,702,993	￦	762,408	￦	1,777,629	￦	969,979

[1]

The Group has an obligation to early redeem the asset-backed debentures upon occurrence of an event specified in the agreement such as when the outstanding balance of the eligible asset-backed securitization (ABS), a trust-type ABS, is below the solvency margin ratio(minimum rate: 104.5%) of the beneficiary interest in the trust. To avoid such early redemption, the Group entrusts accounts and deposits in addition to the previously entrusted card accounts.

[2]

According to the liquidity facility agreement entered between the Special Purpose Companies (SPC) and Woori Bank and NH Bank, if the senior debentures cannot be redeemed by the underlying assets, the senior debentures should be redeemed by borrowings from the liquidity facilities.

The Group transferred the beneficiary certificates to Yuanta Securities at ￦ 74,853 million and entered into a total return swap contract. If the fair value of the transferred asset changes, the risk is attributed to the company in accordance with the contract. The details of transferred financial assets as of December 31, 2018 are as follows.

	2018
	Carrying amount of transferred assets		Carrying amount of related liabilities
	(In millions of Korean won)
Financial assets at fair value through profit or loss	￦	83,218	￦	74,899

Securities under repurchase agreements and loaned securities

The Group continues to recognize the financial assets related to repurchase agreements and securities lending transactions on the statements of financial position since those transactions are not qualified for derecognition even though the Group transfers the financial assets. A financial asset is sold under a repurchase agreement to repurchase the same asset at a fixed price, or loaned under a securities lending agreement to be returned as the same asset. Thus, the Group retains substantially all the risks and rewards of ownership of the financial asset. The amounts of transferred assets and related liabilities as of December 31, 2017 and 2018, are as follows:

	2017
	Carrying amount of transferred assets		Carrying amount of related liabilities
	(In millions of Korean won)
Repurchase agreements	￦	10,111,732	￦	10,666,315
Loaned securities
Government bond		418,966		—
Stock		729,702		—

Total	￦	11,260,400	￦	10,666,315

	2018
	Carrying amount of transferred assets		Carrying amount of related liabilities
	(In millions of Korean won)
Repurchase agreements[1]	￦	9,176,947	￦	8,784,896
Loaned securities
Government bond		1,160,362		—
Stock		58,171		—

Total	￦	10,395,480	￦	8,784,896

[1]	The bonds sold under repurchase agreements amounts to ￦ 3,162,000 million.

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

Details of financial assets subject to offsetting, enforceable master netting arrangements or similar agreement as of December 31, 2017 and 2018, are as follows:

	2017
	Gross assets		Gross liabilities offset		Net amounts presented in the statement of financial position		Non-offsetting amount
							Financial instruments		Cash collateral		Net amount
	(In millions of Korean won)
Derivatives held for trading and Derivatives linked securities	￦	2,981,437	￦	—	￦	2,981,437	￦	(2,195,210)	￦	(191,349)	￦	594,878
Derivatives held for hedging		312,124		—		312,124		(21,990)		(21,830)		268,304
Receivable spot exchange		3,443,674		—		3,443,674		(3,443,298)		—		376
Reverse repurchase agreements		2,617,700		—		2,617,700		(2,617,700)		—		—
Domestic exchange settlement debits		30,904,611		(29,959,914)		944,697		—		—		944,697
Other financial instruments		1,542,035		(1,531,622)		10,413		(9,525)		—		888

Total	￦	41,801,581	￦	(31,491,536)	￦	10,310,045	￦	(8,287,723)	￦	(213,179)	￦	1,809,143

	2018
	Gross assets		Gross liabilities offset		Net amounts presented in the statement of financial position		Non-offsetting amount				Net amount
							Financial instruments		Cash collateral
	(In millions of Korean won)
Derivatives held for trading and Derivatives linked securities	￦	1,893,335	￦	—	￦	1,893,335	￦	(1,424,607)	￦	(5,101)	￦	463,627
Derivatives held for hedging		110,430		—		110,430		(74,910)		—		35,520
Receivable spot exchange		2,222,164		—		2,222,164		(2,213,967)		—		8,197
Reverse repurchase agreements		3,411,700		—		3,411,700		(3,332,700)		—		79,000
Domestic exchange settlement debits		27,723,990		(26,992,637)		731,353		—		—		731,353
Other financial instruments		1,157,569		(1,103,015)		54,554		(3,932)		—		50,622

Total	￦	36,519,188	￦	(28,095,652)	￦	8,423,536	￦	(7,050,116)	￦	(5,101)	￦	1,368,319

Details of financial liabilities subject to offsetting, enforceable master netting arrangements or similar agreement as of December 31, 2017 and 2018, are as follows:

	2017
	Gross liabilities		Gross asset offset		Net amounts presented in the statement of financial position		Non-offsetting amount				Net amount
							Financial instruments		Cash collateral
	(In millions of Korean won)
Derivatives held for trading and Derivatives linked securities	￦	3,193,238	￦	—	￦	3,193,238	￦	(1,540,336)	￦	(32,585)	￦	1,620,317
Derivatives held for hedging		88,151		—		88,151		(11,770)		(9,139)		67,242
Payable spot exchange		3,445,098		—		3,445,098		(3,443,298)		—		1,800
Repurchase agreements[1]		10,666,315		—		10,666,315		(10,666,315)		—		—
Securities borrowing agreements		1,870,579		—		1,870,579		(1,870,579)		—		—
Domestic exchange settlement credits		29,999,359		(29,959,914)		39,445		(39,445)		—		—
Other financial instruments		1,721,862		(1,530,488)		191,374		(194)		—		191,180

Total	￦	50,984,602	￦	(31,490,402)	￦	19,494,200	￦	(17,571,937)	￦	(41,724)	￦	1,880,539

	2018
	Gross liabilities		Gross asset offset		Net amounts presented in the statement of financial position		Non-offsetting amount				Net amount
							Financial instruments		Cash collateral
	(In millions of Korean won)
Derivatives held for trading and Derivatives linked securities	￦	2,557,169	￦	—	￦	2,557,169	￦	(1,866,515)	￦	(46,769)	￦	643,885
Derivatives held for hedging		176,253		—		176,253		(72,691)		(977)		102,585
Payable spot exchange		2,219,980		—		2,219,980		(2,208,302)		—		11,678
Repurchase agreements[1]		11,946,896		—		11,946,896		(11,862,096)		—		84,800
Securities borrowing agreements		2,745,906		—		2,745,906		(2,745,906)		—		—
Domestic exchange settlement credits		28,672,551		(26,992,637)		1,679,914		(1,679,914)		—		—
Other financial instruments		1,151,697		(1,103,015)		48,682		(3,932)		—		44,750

Total	￦	49,470,452	￦	(28,095,652)	￦	21,374,800	￦	(20,439,356)	￦	(47,746)	￦	887,698

[1]	Includes repurchase agreements sold to customers.

7. Due from Financial Institutions at Amortized Cost

Details of due from financial institutions as of December 31, 2017 and 2018, are as follows:

		Financial institutions	Interest rate(%)	2017		2018
				(In millions of Korean won)
Due from financial institutions in Korean won	Due from Bank of Korea	Bank of Korea	0.00 ~ 1.78	￦	8,511,295	￦8,723,761
	Due from financial institutions	Standard Chartered Bank Korea Limited and others	0.00 ~ 2.75		2,267,778	3,245,841
	Due from others	Korea Securities Finance Corporation and others	0.00 ~ 1.79		3,377,102	1,132,908

		Sub-total			14,156,175	13,102,510

Due from financial institutions in foreign currencies	Due from financial institutions in foreign currencies	Wells Fargo Bank, N.A. and others	0.00 ~ 0.76		1,670,935	1,734,660
	Time deposits in foreign currencies	Bank of Shanghai, Beijing Branch and others	0.00 ~ 4.10		775,917	1,001,600
	Due from others	Societe Generale and others	0.00 ~ 0.02		616,634	1,379,537

		Sub-total			3,063,486	4,115,797

		Total		￦	17,219,661	￦ 17,218,307

[1]	Loans and other financial assets are net of allowance.

Restricted cash from financial institutions as of December 31, 2017 and 2018, are as follows:

		Financial Institutions	2017		2018		Reason for restriction
			(In millions of Korean won)
Due from financial institutions in Korean won	Due from Bank of Korea	Bank of Korea	￦	8,511,295	￦	8,723,761	Bank of Korea Act
	Due from Banking institution	Standard Chartered Bank Korea Limited and others		572,132		1,348,099	Net settlement and others
	Due from others	Korea Securities Finance Corporation and others		371,398		655,194	Derivatives margin account and others

		Sub-total		9,454,825		10,727,054

Due from financial institutions in foreign currencies	Due from financial institutions in foreign currencies	Bank of Korea and others		619,130		375,130	Bank of Korea Act and others
	Time deposits in foreign currencies	Bank NY Branch and others		29,650		30,538	Bank Act of the State of New York
	Due from others	Societe Generale and others		509,484		1,214,905	Derivatives margin account and others

		Sub-total		1,158,264		1,620,573

		Total	￦	10,613,089	￦	12,347,627

[1]	Loans and other financial assets are net of allowance.

Changes in the allowances for due from financial institutions losses

Changes in the allowances for due from financial institutions losses for the year ended December 31, 2018, are as follows:

	2018
	The financial instruments applying 12-month expected credit losses		The financial instruments applying lifetime expected credit losses
			Non-impaired		Impaired
	(In millions of Korean won)
Beginning[1]	￦	1,797	￦	—	￦	—
Transfer between stages		—		—		—
Transfer to 12-month expected credit losses		—		—		—
Transfer to lifetime expected credit losses		—		—		—
Impairment		—		—		—
Disposal				—		—
Provision (reversal) for loan losses		221		—		—
Others (change of currency ratio, etc.)		1		—		—

Ending	￦	2,019	￦	—	￦	—

[1]	Prepared in accordance with IFRS 9.

8. Assets pledged as collateral

Details of assets pledged as collateral as of December 31, 2017 and 2018, are as follows:

		2017
Assets pledged	Pledgee	Carrying amount		Reason of pledge
		(In millions of Korean won)
Due from financial institutions	Korea Federation of Savings Banks and others	￦	165,026	Borrowings from Bank and others
Financial assets held for trading	Korea Securities Depository and others		7,699,857	Repurchase agreements
	Korea Securities Depository and others		4,941,912	Securities borrowing transactions
	Samsung Futures Inc. and others		1,047,758	Derivatives transactions

	Sub-total		13,689,527

Available-for-sale financial assets	Korea Securities Depository and others		2,401,388	Repurchase agreements
	Korea Securities Depository and others		838,149	Securities borrowing transactions
	Bank of Korea		651,284	Borrowings from Bank of Korea
	Bank of Korea		750,254	Settlement risk of Bank of Korea
	Samsung Futures Inc. and others		221,004	Derivatives transactions

	Sub-total		4,862,079

Held-to-maturity financial assets	Korea Securities Depository and others		35,026	Repurchase agreements
	Bank of Korea		1,326,558	Borrowings from Bank of Korea
	Bank of Korea		1,204,990	Settlement risk of Bank of Korea
	Samsung Futures Inc. and others		330,316	Derivatives transactions
	Others		163,960	Others

	Sub-total		3,060,850

Mortgage loans	Others		4,950,490	Covered bond

Real estate	Natixis Real Estate Capital LLC and others		778,789	Borrowings from Bank and others

	Total	￦	27,506,761

		2018
Assets pledged	Pledgee	Carrying amount		Reason of pledge
		(In millions of Korean won)
Due from financial institutions	Korea Federation of Savings Banks and others	￦	1,884,068	Borrowings from Bank and others
Financial assets measured at fair value through profit or loss	Korea Securities Depository and others		7,676,111	Repurchase agreements
	Korea Securities Depository and others		9,303,600	Securities borrowing transactions
	Samsung Futures Inc. and others		1,503,088	Derivatives transactions

			18,482,799

Financial assets measured at fair value through other comprehensive income	Korea Securities Depository and others		1,258,694	Repurchase agreements
	Korea Securities Depository and others		1,001,259	Securities borrowing transactions
	Bank of Korea		49,948	Borrowings from Bank of Korea
	Bank of Korea		479,784	Settlement risk of Bank of Korea
	Samsung Futures Inc. and others		395,221	Derivatives transactions

			3,184,906

Securities at amortized cost	Korea Securities Depository and others		276,688	Repurchase agreements
	Bank of Korea		1,911,160	Borrowings from Bank of Korea
	Bank of Korea		1,474,529	Settlement risk of Bank of Korea
	Samsung Futures Inc. and others		162,184	Derivatives transactions
	Others		350,292	Others

			4,174,853

Mortgage loans	Others		4,060,863	Covered bond

Real estate	NATIXIS REAL ESTATE CAPITAL LLC and others		801,944	Borrowings from Bank and others

		￦	32,589,433

The Group provides ￦ 3,185,601 million and ￦ 6,472,993 million of its borrowing securities and securities held as collateral with KSFC and others as at December 31, 2017 and 2018.

The fair values of collateral available to sell or repledge, and collateral sold or repledged, regardless of debtor’s default, as of December 31, 2017 and 2018, are as follows:

	2017
	Fair value of collateral held		Fair value of collateral sold or repledged		Total
	(In millions of Korean won)
Securities	￦	2,677,878	￦	—	￦	2,677,878

	2018
	Fair value of collateral held		Fair value of collateral sold or repledged		Total
	(In millions of Korean won)
Securities	￦	3,547,179	￦	—	￦	3,547,179

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

Details of derivative financial instruments held for trading as of December 31, 2017 and 2018, are as follows:

	2017
	Notional amount		Assets		Liabilities
	(In millions of Korean won)
Interest rate
Futures[1]	￦	4,770,568	￦	4,952	￦	528
Swaps		190,186,189		434,316		399,674
Options		13,560,861		137,958		234,474

Sub-total		208,517,618		577,226		634,676

Currency
Forwards		64,308,472		1,261,491		1,233,633
Futures[1]		622,711		52		1,163
Swaps		29,769,290		847,506		759,757
Options		695,617		4,099		6,994

Sub-total		95,396,090		2,113,148		2,001,547

Stock and index
Futures[1]		1,013,846		3,599		1,132
Swaps		5,623,391		112,929		96,894
Options		6,408,019		116,215		274,544

Sub-total		13,045,256		232,743		372,570

Credit
Swaps		5,799,606		42,000		36,963

Sub-total		5,799,606		42,000		36,963

	2017
	Notional amount		Assets		Liabilities
	(In millions of Korean won)
Commodity
Futures[1]		4,791		112		19
Swaps		67,008		4,221		118
Options		245		1		—

Sub-total		72,044		4,334		137

Other		1,955,581		28,591		8,721

Total	￦	324,786,195	￦	2,998,042	￦	3,054,614

	2018
	Notional amount		Assets		Liabilities
	(In millions of Korean won)
Interest rate
Forwards	￦	570,000	￦	—	￦	55,056
Futures[1]		4,269,407		1,124		3,852
Swaps		219,558,592		421,591		471,915
Options		16,937,362		159,218		276,392

Sub-total		241,335,361		581,933		807,215

Currency
Forwards		74,189,998		622,745		548,127
Futures[1]		602,805		37		240
Swaps		36,073,995		470,499		452,390
Options		2,449,469		6,071		13,602

Sub-total		113,316,267		1,099,352		1,014,359

Stock and index
Futures[1]		1,155,861		4,902		10,820
Swaps		8,190,648		82,803		321,135
Options		5,442,775		70,740		464,226

Sub-total		14,789,284		158,445		796,181

Credit
Swaps		4,300,208		32,711		25,047

Sub-total		4,300,208		32,711		25,047

Commodity
Futures[1]		5,807		150		128
Swaps		140,382		2,202		3,199
Options		—		—		—

Sub-total		146,189		2,352		3,327

Other		2,361,827		40,739		78,865

Total	￦	376,249,136	￦	1,915,532	￦	2,724,994

[1]	Gain or loss arising from futures daily settlement is reflected in the margin accounts.

The average of hedge ratio for each type of hedge accounting as of December 31, 2018, is as follows:

	2018
	1 year	2 years	3 years	4 years	5 years	More than 5 years	Total
	(In millions of Korean won)
Fair value hedge
The quantity of the hedging instrument	1,371,901	728,308	1,372,040	567,030	195,392	1,308,602	5,543,273
Average ratio of hedging	100.73%	98.65%	100.00%	100.00%	100.00%	100.00%	100.00%
Cash flow hedge
The quantity of the hedging instrument	2,641,861	1,403,129	902,911	919,258	525,629	50,000	6,442,788
Average ratio of hedging	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%
Hedge of net investments in a foreign operations
The quantity of the hedging instrument	528,025	2,942	—	—	—	—	530,967
Average ratio of hedging	100.00%	100.00%	0.00%	0.00%	0.00%	0.00%	100.00%

Fair Value Hedge

Details of hedged item in fair value hedge as of December 31, 2018, are as follows:

		2018
		Carrying amount				Accumulated adjusted amount				Changes in the fair value
		Assets		Liabilities		Assets		Liabilities
		(In millions of Korean won)
Hedge accounting
Interest rate	Debt securities in KRW	￦	465,213	￦	—	￦	1,214	￦	—	￦	6,001
	Debt securities in foreign currencies		702,727		—		(9,790)		—		(1,233)
	Deposits in foreign currencies		—		805,215		—		(89,265)		38,232
	Debts in KRW		—		349,252		—		19,252		(2,308)
	Debts in foreign currencies		—		1,429,457		—		(24,073)		(1,868)

			1,167,940		2,583,924		(8,576)		(94,086)		38,824

Currency	Debt securities in foreign currencies		1,845,253		—		(75,255)		—		86,209

			1,845,253		—		(75,255)		—		86,209

		￦	3,013,193	￦	2,583,924	￦	(83,831)	￦	(94,086)	￦	125,033

Details of derivative instruments designated as fair value hedge as of December 31, 2017 and 2018, are as follows:

	2017
	Notional amount		Assets		Liabilities
	(In millions of Korean won)
Interest rate
Swaps	￦	2,919,935	￦	47,856	￦	49,962
Currency
Forwards		2,818,527		108,144		872
Other		50,000		775		70

Total	￦	5,788,462	￦	156,775	￦	50,904

	2018
	Notional amount		Assets		Liabilities		Changes in the fair value
	(In millions of Korean won)
Interest rate
Swaps	￦	3,845,555	￦	58,933	￦	88,017	￦	(37,638)
Currency
Forwards		1,697,718		5,923		32,565		(106,903)

	￦	5,543,273	￦	64,856	￦	120,582	￦	(144,541)

The fair value of non-derivative financial instruments designated as hedging instruments is as follows:

	2017		2018
	(In millions of Korean won)
Deposits in foreign currencies	￦	32,051	￦	—

Details of hedge ineffectiveness recognized in profit or loss from derivatives for the year ended December 31, 2018, is as follows:

2018
Hedge ineffectiveness recognized in profit or loss
(In millions of Korean won)
From hedge accounting
Interest rate	￦ 1,186
Currency rate	(20,694)

￦ (19,508)

Gains and losses from fair value hedging instruments and hedged items attributable to the hedged risk for the years ended December 31, 2016, 2017 and 2018, are as follows:

	2016		2017		2018
	(In millions of Korean won)
Gains(losses) on hedging instruments	￦	(88,999)	￦	93,112	￦	(160,416)
Gains(losses) on the hedged items attributable to the hedged risk		91,167		(56,461)		135,556

Total	￦	2,168	￦	36,651	￦	(24,860)

Cash Flow Hedge

Details of hedged item in cash flow hedge as of December 31, 2018 are as follows:

	2018
	Changes in fair value		Other comprehensive income for cash flow hedge
	(In millions of Korean won)
Hedge accounting
Interest rate	￦	5,971	￦	4,686
Foreign currency change risk		18,650		1,163

	￦	24,621	￦	5,849

Details of derivative instruments designated as cash flow hedge as of December 31, 2017 and 2018, are as follows:

	2017
	Notional amount		Assets		Liabilities
	(In millions of Korean won)
Interest rate
Swaps	￦	2,393,491	￦	15,796	￦	3,905
Currency
Swaps		2,396,957		117,597		33,342

Total	￦	4,790,448	￦	133,393	￦	37,247

	2018
	Notional amount		Assets		Liabilities		Changes in fair value
	(In millions of Korean won)
Interest rate
Swaps	￦	4,142,336	￦	17,891	￦	12,766	￦	(6,364)
Currency
Swaps		2,300,452		22,759		40,493		(16,658)

Total	￦	6,442,788	￦	40,650	￦	53,259	￦	(23,022)

Gains and losses from hedging instruments and hedged items attributable to the hedged risk for the years ended December 31, 2016, 2017 and 2018, are as follows:

	2016		2017		2018
	(In millions of Korean won)
Gains (losses) on hedging instruments	￦	16,759	￦	(112,513)	￦	(23,022)
Gains (losses) on effectiveness (amount recognized in other comprehensive income)		16,238		(100,949)		(24,672)

Gains on ineffectiveness (amount recognized in profit or loss)	￦	521	￦	(11,564)	￦	1,650

Amounts recognized in other comprehensive income and reclassified from equity to profit or loss for the years ended December 31, 2016, 2017 and 2018, are as follows:

	2016		2017		2018
	(In millions of Korean won)
Amount recognized in other comprehensive income	￦	16,238	￦	(100,949)	￦	(24,672)
Amount reclassified from equity to profit or loss		(10,447)		126,239		15,234
Tax effect		(1,488)		(4,331)		400

OCI after tax	￦	4,303	￦	20,959	￦	(9,038)

Hedge on Net Investments in Foreign Operations

Details of hedged item in hedge on foreign operation net investments hedge as of December 31, 2018, are as follows:

	2018
	Changes in fair value		Other comprehensive income for hedge on net investment in a foreign operation
	(In millions of Korean won)
Hedge accounting
Currency (foreign currency change risk)	￦	25,198	￦ (33,092)

Details of financial instruments designated as hedging instrument in hedge on net investments in foreign operations as of December 31, 2018, is as follows:

	2018
	Nominal amount		Assets		Liabilities		Changes in fair value
	(In millions of Korean won)
Currency
Forwards	￦	530,967	￦	4,924	￦	2,412	￦	(21,877)
Financial debentures in foreign currencies		89,448		—		89,109		(3,321)

Total	￦	620,415	￦	4,924	￦	91,521	￦	(25,198)

Details of derivative instruments designated as hedging instrument in hedge on net investments in foreign operations as of December 31, 2017, is as follows:

	2017
	Notional amount		Assets		Liabilities
	(In millions of Korean won)
Currency
Forwards	￦	484,033	￦	21,956	￦	—

The fair value of non-derivative financial instruments designated as hedging instruments as of December 31, 2017 and 2018, are as follows:

	2017		2018
	(In millions of Korean won)
Financial debentures in foreign currencies	￦	99,994	￦	88,785

Gain or loss from hedging instruments in hedge of net investments in foreign operations and hedged items attributable to the hedged risk for the years ended December 31, 2016, 2017 and 2018, are as follows:

	2016		2017		2018
	(In millions of Korean won)
Gains (losses) on hedging instruments	￦	(9,360)	￦	35,929	￦	(25,096)
Effective portion of gains (losses) on hedges of net investments in foreign operations (amount recognized in other comprehensive income)		(9,360)		34,800		(25,096)

Ineffective portion of gains (losses) on hedges of net investments in foreign operations (amount recognized in profit or loss)		—		1,129		—

The effective portion of gain (loss) on hedging instruments recognized in other comprehensive income for the years ended December 31, 2016, 2017 and 2018, are as follows:

	2016		2017		2018
	(In millions of Korean won)
Amount recognized in other comprehensive income	￦	(9,360)	￦	34,800	￦	(25,096)
Amount reclassified from equity to profit or loss		—		—		(12,330)
Tax effect		2,265		(8,186)		10,292

Amount recognized in other comprehensive income, net of tax	￦	(7,095)	￦	26,614	￦	(27,134)

10. Loans at Amortized Cost

Details of loans as of December 31, 2017 and 2018, are as follows:

	2017		2018
	(In millions of Korean won)
Loans at amortized cost	￦	291,513,253	￦	321,058,158
Deferred loan origination fees and costs		719,816		753,126
Less: Allowances for loan losses		(2,110,231)		(2,609,681)

Carrying amount	￦	290,122,838	￦	319,201,603

Details of loans for other banks as of December 31, 2017 and 2018, are as follows:

	2017		2018
	(In millions of Korean won)
Loans at amortized cost	￦	5,314,577	￦	3,484,210
Less: Allowances for loan losses		(77)		(620)

Carrying amount	￦	5,314,500	￦	3,483,590

Details of loan types and customer types of loans to customers, other than banks, as of December 31, 2017 and 2018, are as follows:

	2017
	Retail		Corporate		Credit card		Total
	(In millions of Korean won)
Loans in Korean won	￦	140,630,735	￦	112,014,669	￦	—	￦	252,645,404
Loans in foreign currencies		121,166		3,078,907		—		3,200,073
Domestic import usance bills		—		2,128,868		—		2,128,868
Off-shore funding loans		—		730,817		—		730,817
Call loans		—		335,200		—		335,200
Bills bought in Korean won		—		4,168		—		4,168
Bills bought in foreign currencies		—		3,875,550		—		3,875,550
Guarantee payments under payment guarantee		105		6,373		—		6,478
Credit card receivables in Korean won		—		—		15,200,843		15,200,843
Credit card receivables in foreign currencies		—		—		4,004		4,004
Reverse repurchase agreements		—		1,197,700		—		1,197,700
Privately placed bonds		—		1,994,932		—		1,994,932
Factored receivables		51,401		1,419		—		52,820
Lease receivables		1,773,901		60,527		—		1,834,428
Loans for installment credit		3,693,672		13,535		—		3,707,207

Sub-total		146,270,980		125,442,665		15,204,847		286,918,492

Proportion (%)		50.98		43.72		5.30		100.00
Less: Allowances		(429,299)		(1,231,589)		(449,266)		(2,110,154)

Total	￦	145,841,681	￦	124,211,076	￦	14,755,581	￦	284,808,338

	2018
	Retail		Corporate		Credit card		Total
	(In millions of Korean won)
Loans in Korean won	￦	152,523,852	￦	124,334,950	￦	—	￦	276,858,802
Loans in foreign currencies		259,015		4,711,234		—		4,970,249
Domestic import usance bills		—		2,817,174		—		2,817,174
Off-shore funding loans		—		844,954		—		844,954
Call loans		—		1,473,397		—		1,473,397
Bills bought in Korean won		—		3,057		—		3,057
Bills bought in foreign currencies		—		3,427,368		—		3,427,368
Guarantee payments under payment guarantee		46		4,104		—		4,150
Credit card receivables in Korean won		—		—		17,346,224		17,346,224
Credit card receivables in foreign currencies		—		—		7,834		7,834
Reverse repurchase agreements		—		3,341,700		—		3,341,700
Privately placed bonds		—		823,178		—		823,178
Factored receivables		446		5,939		—		6,385
Lease receivables		1,712,597		81,985		—		1,794,582
Loans for installment credit		4,582,913		25,107		—		4,608,020

Sub-total		159,078,869		141,894,147		17,354,058		318,327,074

Proportion (%)		49.97		44.57		5.46		100.00
Less: Allowances		(642,897)		(1,255,223)		(710,941)		(2,609,061)

Total	￦	158,435,972	￦	140,638,924	￦	16,643,117	￦	315,718,013

The changes in deferred loan origination fees and costs for the years ended December 31, 2017 and 2018, are as follows:

	2017
	Beginning		Increase		Decrease		Business combination		Others		Ending
	(In millions of Korean won)
Deferred loan origination costs
Loans in Korean won	￦	663,041	￦	334,438	￦	(358,721)	￦	12,532	￦	(18,610)	￦	632,680
Other origination costs		99,878		101,656		(75,267)		—		(2)		126,265

Sub-total		762,919		436,094		(433,988)		12,532		(18,612)		758,945

Deferred loan origination fees
Loans in Korean won		19,845		7,904		(16,188)		—		—		11,561
Other origination fees		24,449		19,356		(16,228)		—		(9)		27,568

Sub-total		44,294		27,260		(32,416)		—		(9)		39,129

Total	￦	718,625	￦	408,834	￦	(401,572)	￦	12,532	￦	(18,603)	￦	719,816

	2018
	Beginning		Increase		Decrease		Business combination		Others		Ending
	(In millions of Korean won)
Deferred loan origination costs
Loans in Korean won	￦	632,680	￦	417,719	￦	(386,162)	￦	—	￦	—	￦	664,237
Other origination costs		126,265		77,464		(83,950)		—		1		119,780

Sub-total		758,945		495,183		(470,112)		—		1		784,017

Deferred loan origination fees
Loans in Korean won		11,561		6,832		(9,338)		—		—		9,055
Other origination fees		27,568		9,927		(15,660)		—		1		21,836

Sub-total		39,129		16,759		(24,998)		—		1		30,891

Total	￦	719,816	￦	478,424	￦	(445,114)	￦	—	￦	—	￦	753,126

11. Allowances for Loan Losses

Changes in the allowances for loan losses for the years ended December 31, 2017 and 2018, are as follows:

	2017
	Retail		Corporate		Credit card		Total
	(In millions of Korean won)
Beginning	￦	481,289	￦	1,382,172	￦	414,295	￦	2,277,756
Written-off		(341,506)		(395,272)		(400,385)		(1,137,163)
Recoveries from written-off loans		145,606		280,324		132,665		558,595
Sale and repurchase		(40,267)		(26,105)		—		(66,372)
Provision[1]		233,262		38,644		312,248		584,154
Business combination		9,679		50,227		—		59,906
Other changes		(58,764)		(98,324)		(9,557)		(166,645)

Ending	￦	429,299	￦	1,231,666	￦	449,266	￦	2,110,231

[1]

Provision for credit losses in statements of comprehensive income also includes provision for unused commitments and guarantees (Note 23), provision (reversal) for financial guarantees contracts (Note 23), and provision (reversal) for other financial assets (Note 18).

	2018
	Retails						Corporates						Credit cards
	The financial instruments applying 12-month expected credit losses		The financial instruments applying lifetime expected credit losses				The financial instruments applying 12-month expected credit losses		The financial instruments applying lifetime expected credit losses				The financial instruments applying 12-month expected credit losses		The financial instruments applying lifetime expected credit losses
			Non-impaired		Impaired				Non-impaired		Impaired				Non-impaired		Impaired
	(In millions of Korean won)
Beginning[2]	￦	249,226	￦	196,387	￦	186,766	￦	208,354	￦	275,722	￦	865,063	￦	154,076	￦	260,162	￦	213,181
Transfer between stages
Transfer to 12-month expected credit losses		106,143		(105,597)		(546)		38,360		(36,402)		(1,958)		45,824		(44,706)		(1,118)
Transfer to lifetime expected credit losses (non-impaired)		(99,242)		115,493		(16,251)		(36,518)		47,001		(10,483)		(23,345)		24,438		(1,093)
Transfer to lifetime expected credit losses (impaired)		(2,107)		(49,241)		51,348		(2,746)		(31,157)		33,903		(2,007)		(11,804)		13,811
Write-offs		—		(2)		(380,698)		—		(6)		(233,314)		—		—		(465,415)
Disposal		(1,707)		(1,795)		(1,661)		(72)		—		(14,172)		—		—		(47)
Provision (reversal) for loan losses[1,3]		(15,533)		60,180		350,578		7,927		62,901		58,515		5,919		61,935		488,975
Business combination		172		—		—		22		—		—		—		—		—
Others (change of currency ratio, etc.)		488		318		178		(1,015)		597		25,321		—		—		(7,845)

Ending	￦	237,440	￦	215,743	￦	189,714	￦	214,312	￦	318,656	￦	722,875	￦	180,467	￦	290,025	￦	240,449

[1]

Provision for credit losses in statements of comprehensive income also includes provision (reversal) for due from financial institutions (Note 7), and provision (reversal) for securities (Note 12), provision for unused commitments and guarantees (Note 23), provision (reversal) for financial guarantees contracts (Note 23), and provision (reversal) for other financial assets (Note 18).

[2]	Prepared in accordance with IFRS 9.
[3]	Recovery of written-off loans amounting to ￦ 428,890 million is included

The Group manages the written-off loans that their extinctive prescription did not occur, and that are not collected; the balance of those are ￦ 12,067,272 million as of December 31, 2018.

Changes in the book value of loans at amortized cost for the year ended December 31, 2018, are as follows:

	2018
	12-month expected credit losses		Lifetime expected credit losses
			Non-impaired		Impaired
	(In millions of Korean won)
Beginning	￦	262,092,823	￦	27,216,234	￦	2,270,094
Transfer between stages
Transfer to 12-month expected credit losses		8,399,033		(8,322,782)		(76,251)
Transfer to lifetime expected credit losses		(11,867,144)		11,938,263		(71,119)
Transfer to lifetime expected credit losses (impaired)		(780,095)		(901,109)		1,681,204
Write-offs		—		(8)		(1,079,427)
Disposal		(490,070)		(10,557)		(192,415)
Net increase(decrease)
(Execution, repayment and others)		35,941,823		(3,502,876)		(434,337)

Ending	￦	293,296,370	￦	26,417,165	￦	2,097,749

12. Financial Assets at Fair Value through Profit or Loss and Financial Investments

Details of financial assets at fair value through profit or loss and financial investments as of December 31, 2017 and 2018, are as follows:

	2017
	(In millions of Korean won)
Financial assets held for trading
Debt securities:
Government and public bonds	￦	6,232,514
Financial bonds		11,324,330
Corporate bonds		5,133,226
Asset-backed securities		161,991
Others		2,316,277
Equity securities:
Stocks and others		1,009,190
Beneficiary certificates		3,925,910
Others		73,855

Sub-total		30,177,293

Financial assets designated at fair value through profit or loss
Debt securities:
Corporate bonds		66,969
Equity securities:
Stocks and others		67,828
Derivative-linked securities		1,613,404
Privately placed bonds		301,851

Sub-total		2,050,052

Total financial assets at fair value through profit or loss	￦	32,227,345

Available-for-sale financial assets
Debt securities:
Government and public bonds	￦	3,629,479
Financial bonds		20,946,100
Corporate bonds		10,570,501
Asset-backed securities		2,402,437
Others		1,410,884
Equity securities:
Stocks and others		3,077,748
Equity investments and others		459,808
Beneficiary certificates		5,619,306

Sub-total		48,116,263

Held-to-maturity financial assets
Debts securities:
Government and public bonds		5,448,471
Financial bonds		2,474,841
Corporate bonds		6,218,723
Asset-backed securities		4,305,678
Others		44,267

Sub-total		18,491,980

Total financial investments	￦	66,608,243

	2018
	(In millions of Korean won)
Financial assets at fair value through profit or loss
Debt securities:
Government and public bonds	￦	7,922,936
Financial bonds		14,978,408
Corporate bonds		4,101,066
Asset-backed securities		84,382
Puttable instruments (investment funds, etc.)		10,252,377
Derivatives linked securities		3,516,626
Other debt securities		7,429,687
Equity securities:
Stocks		1,094,441
Other equity securities		193,221
Loans:
Private placed corporate bonds		823,071
Other loans		131,105
Due from financial institutions:
Other due from financial institutions		381,719
Others		78,808

Sub-total		50,987,847

Financial Investments
Financial assets measured at fair value through other comprehensive income
Debt securities:
Government and public bonds		3,475,214
Financial bonds		20,107,719
Corporate bonds		10,540,985
Asset-backed securities		1,100,041
Other debt securities		19,675
Equity securities:
Stocks		2,262,379
Equity investments		38,584
Other equity securities		69,153
Loans:
Private placed corporate bonds		389,822

Sub-total		38,003,572

Securities measured at amortized cost
Debt securities:
Government and public bonds		5,090,051
Financial bonds		6,847,055
Corporate bonds		6,943,332
Asset-backed securities		4,782,800
Allowance		(1,716)

Sub-total		23,661,522

Total financial investments	￦	61,665,094

Dividend incomes from the equity securities measured at fair value through other comprehensive income for the year ended December 31, 2018, are as follows:

		2018
		From the financial asset derecognized		From the remaining financial asset
		(In millions of Korean won)
Equity securities at fair value through other comprehensive income
Stocks	Listed	￦	—	￦	22,173
	Non-listed		—		25,121
Equity investments			—		2,256
Other equity securities			2,508		1,798

		￦	2,508	￦	51,348

The derecognized equity securities, measured at fair value through other comprehensive income for the year ended December 31, 2018, is as follows:

		2018
		Disposal price		Accumulated OCI as of disposal date
		(In millions of Korean won)
Equity securities at fair value through other comprehensive income
Stocks	Listed	￦	26,877	￦	18,330
	Non-listed		480		480
Other equity securities			80,000		2,567

		￦	107,357	￦	21,377

Provision, and reversal for the allowance of financial investments for the year ended December 31, 2018, are as follows:

	Impairment losses		Reversal of impairment		Total
	(In millions of Korean won)
Securities measured at fair value through other comprehensive income	￦	860	￦	873	￦	(13)
Loans measured at fair value through other comprehensive income		963		826		137
Securities measured at amortized cost		296		282		14

Total	￦	2,119	￦	1,981	￦	138

The impairment losses and the reversal of impairment losses in financial investments for the years ended December 31, 2016 and 2017, are as follows:

	2016
	Impairment	Reversal		Net
	(In millions of Korean won)
Available-for-sale financial assets	￦ (35,216)	￦	328	￦ (34,888)

	2017
	Impairment	Reversal		Net
	(In millions of Korean won)
Available-for-sale financial assets	￦ (47,917)	￦	—	￦ (47,917)

Changes in the allowances for debt securities for the year ended December 31, 2018, are as follows:

	2018
	12-month expected credit losses		Lifetime expected credit losses
			Non-impaired		Impaired
	(In millions of Korean won)
Beginning[1]	￦	4,937	￦	482	￦	720
Transfer between stages
Transfer to 12-month expected credit losses		125		(125)		—
Transfer to lifetime expected credit losses		—		—		—
Impairment		—		—		—
Disposal		(170)		—		—
Provision (reversal) for loan losses		716		(180)		(398)
Others (change of currency ratio, etc.)		49		16		—

Ending	￦	5,657	￦	193	￦	322

[1]	Prepared in accordance with IFRS 9.

13. Investments in Associates and Joint Ventures

Investments in associates and joint ventures as of December 31, 2017 and 2018, are as follows:

	2017
	Ownership (%)	Acquisition cost		Share of net asset amount		Carrying amount		Industry	Location
	(In millions of Korean won)
Associates and Joint ventures
KB Pre IPO Secondary Venture Fund 1st1	15.19	￦	1,671	￦	1,601	￦	1,601	Investment finance	Korea
KB GwS Private Securities Investment Trust	26.74		113,880		134,891		131,420	Investment finance	Korea
KB-KDBC New Technology Business Fund[8]	66.66		5,000		4,972		4,972	Investment finance	Korea
KB Star office Private real estate Investment Trust No.1	21.05		20,000		20,122		19,709	Investment finance	Korea
Sun Surgery Center Inc.	28.00		2,682		2,682		2,682	Hospital	United States of America
Dae-A Leisure Co., Ltd.[6]	49.36		—		1,017		—	Earth works	Korea
Doosung Metal Co., Ltd.[6]	26.52		—		(20)		—	Manufacture of metal products	Korea
RAND Bio Science Co., Ltd.	21.91		2,000		2,000		2,000	Research and experimental development on medical sciences and pharmacy	Korea
Balhae Infrastructure Company[1]	12.61		101,794		105,190		105,190	Investment finance	Korea
Bungaejangter Inc.[13]	24.68		3,484		3,484		3,484	Portals and other internet information media service activities	Korea
Aju Good Technology Venture Fund	38.46		8,230		7,856		8,230	Investment finance	Korea
Acts Co., Ltd.[10]	7.14		500		500		500	Manufacture of optical lens and elements	Korea
SY Auto Capital Co., Ltd.	49.00		9,800		14,099		8,070	Installment loan	Korea
Wise Asset Management Co., Ltd.[7]	33.00		—		—		—	Asset management	Korea
Incheon Bridge Co., Ltd.[1]	14.99		9,158		(16,202)		—	Operation of highways and related facilities	Korea
Jungdong Steel Co., Ltd.[6]	42.88		—		(436)		—	Wholesale of primary metal	Korea
Kendae Co., Ltd.[6]	41.01		—		(223)		127	Screen printing	Korea
Daesang Techlon Co., Ltd.[6]	47.73		—		97		—	Manufacture of plastic wires, bars, pipes, tubes and hoses	Korea
Dongjo Co., Ltd.[6]	29.29		—		691		—	Wholesale of agricultural and forestry machinery and equipment	Korea
Dpaps Co., Ltd.[6]	38.62		—		155		—	Wholesale of paper products	Korea
Big Dipper Co., Ltd.	29.33		440		325		440	Big data consulting	Korea
Builton Co., Ltd.	20.58		800		800		800	Software development and supply	Korea
Shinla Construction Co., Ltd.[6]	20.24		—		(553)		—	Specialty construction	Korea
Shinhwa Underwear Co., Ltd.[6]	26.24		—		(103)		138	Manufacture of underwear and sleepwear	Korea
A-PRO Co., Ltd.[1]	12.61		1,500		1,500		1,500	Manufacture of electric power storage system	Korea
MJT&I Co., Ltd.[6]	22.89		—		(601)		127	Wholesale of other goods	Korea
Inno Lending Co., Ltd.[1]	19.90		398		230		230	Credit rating model development	Korea
Jaeyang Industry Co., Ltd.[6]	20.86		—		(522)		—	Manufacture of luggage and other protective cases	Korea
Jungdo Co., Ltd.[6]	25.53		—		1,664		—	Office, commercial and institutional building construction	Korea

	2017
	Ownership (%)	Acquisition cost		Share of net asset amount		Carrying amount		Industry	Location
	(In millions of Korean won)
Jinseung Tech Co., Ltd.[6]	30.04		—		(173)		—	Manufacture of other general-purpose machinery n.e.c.	Korea
Terra Co., Ltd.[6]	24.06		—		36		20	Manufacture of hand-operated kitchen appliances and metal ware	Korea
Paycoms Co., Ltd.[9]	12.35		800		800		800	System software publishing	Korea
Food Factory Co., Ltd.[11]	22.22		1,000		1,000		1,000	Farm product distribution industry	Korea
Korea NM Tech Co., Ltd.[6]	22.41		—		580		—	Manufacture of motor vehicles, trailers and semitrailers	Korea
KB IGen Private Equity Fund No.1[1]	0.03		3		3		3	Investment finance	Korea
KB No.8 Special Purpose Acquisition Company[1,2]	0.10		10		20		20	SPAC	Korea
KB No.9 Special Purpose Acquisition Company[1,3]	0.11		24		31		31	SPAC	Korea
KB No.10 Special Purpose Acquisition Company[1,4]	0.19		10		20		20	SPAC	Korea
KB No.11 Special Purpose Acquisition Company[1,5]	0.31		10		19		19	SPAC	Korea
KB Private Equity FundIII[1]	15.68		8,000		7,899		7,899	Investment finance	Korea
Korea Credit Bureau Co., Ltd.[1]	9.00		4,500		5,056		5,056	Credit information	Korea
KoFC KBIC Frontier Champ 2010-5(PEF)	50.00		6,485		7,506		7,120	Investment finance	Korea
KoFC POSCO HANHWA KB shared growth Private Equity Fund No.2	25.00		12,970		17,213		17,213	Investment finance	Korea
Keystone-Hyundai Securities No. 1 Private Equity Fund[1]	5.64		1,842		1,761		1,761	Investment finance	Korea
POSCO-KB Shipbuilding Fund	31.25		2,500		2,345		2,345	Investment finance	Korea
Hyundai-Tongyang Agrifood Private Equity Fund	25.47		82		543		543	Investment finance	Korea

Total		￦	319,573	￦	329,875	￦	335,070

	2018
	Ownership (%)	Acquisition cost		Share of net asset amount		Carrying amount		Industry	Location
	(In millions of Korean won)
Associates and Joint ventures[14]
KB Pre IPO Secondary Venture Fund 1st1	15.19	￦	1,454	￦	1,649	￦	1,649	Investment finance	Korea
KB GwS Private Securities Investment Trust	26.74		113,880		136,208		134,362	Investment finance	Korea
KB-KDBC New Technology Business Fund[8]	66.66		15,000		14,594		14,594	Investment finance	Korea
KB Star office Private real estate Investment Trust No.1	21.05		20,000		20,252		19,839	Investment finance	Korea
PT Bank Bukopin TBK[15,16]	22.00		116,422		106,484		113,932	Banking and foreign exchange transaction	Indonesia
Sun Surgery Center Inc.	28.00		2,682		2,760		2,715	Hospital	United States of America
Dae-A Leisure Co., Ltd.[6]	49.36		—		1,613		578	Earth works	Korea
Doosung Metal Co., Ltd [6]	26.52		—		(16)		—	Manufacture of metal products	Korea

	2018
	Ownership (%)	Acquisition cost	Share of net asset amount	Carrying amount	Industry	Location
	(In millions of Korean won)
RAND Bio Science Co., Ltd.	21.91	2,000	185	843	Research and experimental development on medical sciences and pharmacy	Korea
Balhae Infrastructure Company[1]	12.61	104,622	108,050	108,050	Investment finance	Korea
Aju Good Technology Venture Fund	38.46	18,038	18,134	18,134	Investment finance	Korea
Acts Co., Ltd.[10]	7.14	500	(14)	—	Manufacture of optical lens and elements	Korea
SY Auto Capital Co., Ltd.	49.00	9,800	15,257	10,672	Installment loan	Korea
Wise Asset Management Co., Ltd.[7]	33.00	—	—	—	Asset management	Korea
Incheon Bridge Co., Ltd.[1]	14.99	9,158	(16,689)	—	Operation of highways and related facilities	Korea
Jungdong Steel Co., Ltd.[6]	42.88	—	(433)	—	Wholesale of primary metal	Korea
Kendae Co., Ltd.[6]	41.01	—	(252)	98	Screen printing	Korea
Dongjo Co., Ltd.[6]	29.29	—	806	115	Wholesale of agricultural and forestry machinery and equipment	Korea
Dpaps Co., Ltd.[6]	38.62	—	14	—	Wholesale of paper products	Korea
Big Dipper Co., Ltd.	29.33	440	166	280	Big data consulting	Korea
Builton Co., Ltd.[12]	21.96	800	67	304	Software development and supply	Korea
Shinla Construction Co., Ltd.[6]	20.24	—	(551)	—	Specialty construction	Korea
Shinhwa Underwear Co., Ltd.[6]	26.24	—	(57)	185	Manufacture of underwears and sleepwears	Korea
A-PRO Co., Ltd.[1]	13.71	1,500	1,554	1,403	Manufacture of electric power storage system	Korea
MJT&I Co., Ltd.[6]	22.89	—	(606)	122	Wholesale of other goods	Korea
Jaeyang Industry Co., Ltd.[6]	20.86	—	(552)	—	Manufacture of luggage and other protective cases	Korea
Jungdo Co., Ltd.[6]	25.53	—	1,492	—	Office, commercial and institutional building construction	Korea
Jinseung Tech Co., Ltd.[6]	30.04	—	(176)	—	Manufacture of other general-purpose machinery n.e.c.	Korea
Terra Co., Ltd.[6]	24.06	—	2	—	Manufacture of hand-operated kitchen appliances and metal ware	Korea
Paycoms Co., Ltd.[9]	11.70	800	71	103	System software publishing	Korea
Food Factory Co., Ltd.[11]	22.22	1,000	206	928	Farm product distribution industry	Korea
Korea NM Tech Co., Ltd.[6]	22.41	—	552	—	Manufacture of motor vehicles, trailers and semitrailers	Korea
KB IGen Private Equity Fund No.1[1]	0.03	—	—	—	Investment finance	Korea
KB No.9 Special Purpose Acquisition Company[1]	0.11	24	31	31	SPAC	Korea
KB No.10 Special Purpose Acquisition Company[1,4]	0.19	10	20	20	SPAC	Korea
KB No.11 Special Purpose Acquisition Company[1,5]	0.31	10	19	19	SPAC	Korea
KB Private Equity FundIII[1]	15.68	8,000	7,830	7,830	Investment finance	Korea
Korea Credit Bureau Co., Ltd.[1]	9.00	4,500	5,941	5,941	Credit information	Korea
KoFC KBIC Frontier Champ 2010-5(PEF)	50.00	364	233	233	Investment finance	Korea

	2018
	Ownership (%)	Acquisition cost		Share of net asset amount		Carrying amount		Industry	Location
	(In millions of Korean won)
KoFC POSCO HANHWA KB shared growth Private Equity Fund No.2	25.00		12,970		14,601		14,601	Investment finance	Korea
Keystone-Hyundai Securities No. 1 Private Equity Fund[1]	5.64		1,842		1,581		1,581	Investment finance	Korea
POSCO-KB Shipbuilding Fund	31.25		5,000		4,463		4,463	Investment finance	Korea
GH Real Estate I LP	42.00		17,678		17,252		17,252	Asset management	Guernsey
KBTS Technology Venture Private Equity Fund[8]	56.00		14,224		13,777		13,777	Investment finance	Korea
KB-Brain KOSDAQ Scale-up New Technology Business Investment Fund[8]	42.55		8,000		7,930		7,930	Investment finance	Korea
KB-SJ Tourism Venture Fund[1,8]	18.52		1,500		1,386		1,386	Investment finance	Korea
UNION Media Commerce Fund	29.00		1,000		962		962	Investment finance	Korea
CHONG IL MACHINE & TOOLS CO., LTD.[6]	21.71		—		(107)		—	Machinery and equipment wholesale	Korea
IMT TECHNOLOGY CO., LTD.[6]	25.29		—		18		—	Computer Peripherals Distribution	Korea
IWON ALLOY CO., LTD.[6]	23.31		—		394		—	Manufacture of smelting, refining and alloys	Korea
CARLIFE CO., LTD.[6]	24.39		—		(75)		—	Publishing of magazines and periodicals (publishing industry)	Korea
COMPUTERLIFE CO., LTD.[6]	45.71		—		(329)		—	Publishing of magazines and periodicals (publishing industry)	Korea
SKYDIGITAL INC.[6]	20.40		—		(142)		—	Multi Media, Manufacture of Multi Media Equipment	Korea
JO YANG INDUSTRIAL CO., LTD.[6]	23.14		—		75		—	Manufacture of Special Glass	Korea

Total		￦	493,218	￦	486,630	￦	504,932

[1]

As of December 31, 2017 and 2018, the Group is represented on the governing bodies of its associates. Therefore, the Group has a significant influence over the decision-making process relating to their financial and business policies.

[2]	The market value of KB No.8 Special Purpose Acquisition Company, reflecting the quoted market price as of December 31, 2017, amounts to ￦ 20 million.
[3]	The market value of KB No.9 Special Purpose Acquisition Company, reflecting the quoted market price as of December 31, 2017, amounts to ￦ 31 million.
[4]	The market value of KB No.10 Special Purpose Acquisition Company, reflecting the quoted market price as of December 31, 2017 and 2018, amounts to ￦ 20 million and ￦ 20 million, respectively.
[5]	The market value of KB No.11 Special Purpose Acquisition Company, reflecting the quoted market price as of December 31, 2017 and 2018, amounts to ￦ 20 million and ￦ 21 million, respectively.
[6]	The investment in associates was reclassified from available-for-sale financial assets due to re-instated voting rights from termination of rehabilitation procedures.
[7]	Carrying amount of the investment has been recognized as a loss from the date Hyundai Securities Co., Ltd. was included in the consolidation scope.
[8]

In order to direct relevant activities, it is necessary to obtain the consent of the two co-operative members; the Group has applied the equity method as the Group cannot control the investee by itself.

[9]	The ownership of Paycoms Co., Ltd. would be 24.06% and 22.96% as of December 31, 2017 and 2018, respectively, considering the potential voting rights from convertible bond.
[10]	The ownership of Acts Co., Ltd. would be 27.78 % and 27.22% as of December 31, 2017 and 2018, respectively, considering the potential voting rights from convertible bond. .
[11]	The ownership of Food Factory Co., Ltd. would be 30.00% and 30.00% as of December 31, 2017 and 2018, respectively, considering the potential voting rights from convertible bond. .
[12]	The ownership of Builton Co., Ltd. would be 26.86% as of December 31, 2018, considering the potential voting rights from convertible bond.
[13]	The ownership of Bungaejangter Inc. would be 22.69% as of December 31, 2017, considering the potential voting rights from convertible bond.

[14]

In accordance with IAS 28 Investments in Associates and Joint Ventures, application of the equity method is exempted, and the Group designates its investments in JLK INSPECTION Inc., Rainist Co., Ltd., TESTIAN Inc., Spark Biopharma, Inc., RMGP Bio-Pharma Investment Fund, L.P., RMGP Bio-Pharma Investment, L.P., HEYBIT, Inc., Hasys., Stratio, Inc.

[15]

The Group has entered into an agreement with PT Bosowa Corporindo, the major shareholder of PT Bank Bukopin TBK. Under this agreement, the Group has a right of first refusal, a tag-along right and a drag-along right. The drag-along right can be exercised for the duration of two years after three years from the acquisition date, subject to the occurrence of certain situations as defined in the agreement.

[16]	The fair value of PT Bank Bukopin TBK common stock is ￦ 53,540 million as of December 31, 2018.

Summarized financial information on major associates, adjustments to carrying amount of investment in associates and joint ventures and dividends received from the associates and joint ventures are as follows:

	2017[1]
	Total assets		Total liabilities		Share capital		Equity		Share of net asset amount		Unrealized gains (losses)		Consolidated carrying amount
	(In millions of Korean won)
Associates and Joint ventures
KB Pre IPO Secondary Venture Fund 1st	￦	10,908	￦	30	￦	11,000	￦	10,878	￦	1,601	￦	—	￦	1,601
KB GwS Private Securities Investment Trust		505,115		741		425,814		504,374		134,891		(3,471)		131,420
KB-KDBC New Technology Business Investment Fund		7,503		45		7,500		7,458		4,972		—		4,972
KB Star office Private real estate Investment Trust No.1		216,041		120,462		95,000		95,579		20,122		(413)		19,709
Sun Surgery Center Inc		9,579		—		43		9,579		2,682		—		2,682
RAND Bio Science Co., Ltd.		1,876		7		71		1,869		2,000		—		2,000
Balhae Infrastructure Company		836,309		1,800		807,567		834,509		105,190		—		105,190
Bungaejangter Inc.		5,592		3,450		43		2,142		3,484		—		3,484
Aju Good Technology Venture Fund		20,676		250		21,400		20,426		7,856		374		8,230
Acts Co., Ltd.		6,741		6,894		117		(153)		500		—		500
SY Auto Capital Co., Ltd.		79,845		51,071		20,000		28,774		14,099		(6,029)		8,070
Incheon Bridge Co., Ltd.		646,811		754,900		61,096		(108,089)		(16,202)		16,202		—
Big Dipper Co., Ltd.		1,138		30		1,500		1,108		325		115		440
Builton Co., Ltd.		1,418		808		321		610		800		—		800
A-PRO Co., Ltd.		8,692		5,681		43		3,011		1,500		—		1,500
Inno Lending Co., Ltd.		1,184		28		2,000		1,156		230		—		230
Paycoms Co., Ltd.		1,898		1,374		810		524		800		—		800
Food Factory Co., Ltd.		3,501		3,552		—		(51)		1,000		—		1,000
KB IGen Private Equity Fund No. 1		7,666		9		11,230		7,657		3		—		3
KB No.8 Special Purpose Acquisition Company		22,920		2,369		1,031		20,551		20		—		20
KB No.9 Special Purpose Acquisition Company		29,963		2,566		1,382		27,397		31		—		31
KB No.10 Special Purpose Acquisition Company		11,858		1,675		521		10,183		20		—		20
KB No.11 Special Purpose Acquisition Company		6,730		717		321		6,013		19		—		19
KB Private Equity Fund III		50,357		—		51,000		50,357		7,899		—		7,899
Korea Credit Bureau Co., Ltd.		75,504		19,323		10,000		56,181		5,056		—		5,056
KoFC KBIC Frontier Champ 2010-5(PEF)		15,017		3		12,970		15,014		7,506		(386)		7,120
KoFC POSCO HANHWA KB shared growth Private Equity Fund No. 2		70,166		1,315		51,880		68,851		17,213		—		17,213
Keystone-Hyundai Securities No. 1 Private Equity Fund		170,155		133,034		34,114		37,121		1,761		—		1,761
POSCO-KB Shipbuilding Fund		7,752		247		8,000		7,505		2,345		—		2,345
Hyundai-Tongyang Agrifood Private Equity Fund		2,466		339		320		2,127		543		—		543

	2017[1]
	Operating income		Profit (loss)		Other comprehensive income		Total comprehensive income		Dividends
	(In millions of Korean won)
Associates and Joint ventures
KB Pre IPO Secondary Venture Fund 1st	￦	394	￦	(60)	￦	(62)	￦	(122)	￦	—
KB GwS Private Securities Investment Trust		35,002		34,004		—		34,004		7,350
KB-KDBC New Technology Business Investment Fund		3		(42)		—		(42)		—
KB Star office Private real estate Investment Trust No.1		13,071		5,684		—		5,684		1,295
Sun Surgery Center Inc.		—		—		—		—		—
RAND Bio Science Co., Ltd.		—		(607)		—		(607)		—
Balhae Infrastructure Company		113,441		104,942		—		104,942		12,842
Bungaejangter Inc.		406		48		—		48		—
Aju Good Technology Venture Fund		660		(841)		—		(841)		—
Acts Co., Ltd.		3,537		(578)		—		(578)		—
SY Auto Capital Co., Ltd.		15,783		2,490		(27)		2,463		—
Incheon Bridge Co., Ltd.		90,691		(8,719)		—		(8,719)		—
Big Dipper Co., Ltd.		140		(392)		—		(392)		—
Builton Co., Ltd.		1,433		58		—		58		—
A-PRO Co., Ltd.		12,226		661		—		661		—
Inno Lending Co., Ltd.		(751)		(749)		—		(749)		—
Paycoms Co., Ltd.		303		(170)		—		(170)		—
Food Factory Co., Ltd.		3,324		(1,036)		—		(1,036)		—
KB IGen Private Equity Fund No. 1		—		172		—		172		—
KB No.8 Special Purpose Acquisition Company		—		73		—		73		—
KB No.9 Special Purpose Acquisition Company		—		223		—		223		—
KB No.10 Special Purpose Acquisition Company		—		29		—		29		—
KB No.11 Special Purpose Acquisition Company		—		(262)		—		(262)		—
KB Private Equity Fund III		—		(545)		—		(545)		—
Korea Credit Bureau Co., Ltd.		68,750		3,580		—		3,580		149
KoFC KBIC Frontier Champ 2010-5(PEF)		2,728		(294)		142		(152)		—
KoFC POSCO HANHWA KB shared growth Private Equity Fund No. 2		21,916		8,624		129		8,753		—
Keystone-Hyundai Securities No. 1 Private Equity Fund		5,391		(1,507)		—		(1,507)		—
POSCO-KB Shipbuilding Fund		23		(495)		—		(495)		—
Hyundai-Tongyang Agrifood Private Equity Fund		4,159		3,231		—		3,231		407

	2018[1]
	Total assets		Total liabilities		Share capital		Equity		Share of net asset amount		Unrealized gains (losses)		Consolidated carrying amount
	(In millions of Korean won)
Associates and Joint ventures
KB Pre IPO Secondary Venture Fund 1st	￦	10,864	￦	9	￦	10,120	￦	10,855	￦	1,649	￦	—	￦	1,649
KB GwS Private Securities Investment Trust		516,115		741		425,814		515,374		136,208		(1,846)		134,362
KB-KDBC New Technology Business Investment Fund		22,492		602		22,500		21,890		14,594		—		14,594
KB Star office Private real estate Investment Trust No.1		218,025		121,828		95,000		96,197		20,252		(413)		19,839
PT Bank Bukopin TBK[2]		7,195,249		6,711,233		106,536		484,016		106,484		7,448		113,932
Sun Surgery Center Inc		10,468		610		9,428		9,858		2,760		(45)		2,715
RAND Bio Science Co., Ltd.		2,913		2,070		913		843		185		658		843
Balhae Infrastructure Company		859,040		1,843		829,995		857,197		108,050		—		108,050
Aju Good Technology Venture Fund		47,216		66		46,900		47,150		18,134		—		18,134
Acts Co., Ltd.		6,666		6,823		117		(157)		(14)		14		—
SY Auto Capital Co., Ltd.		89,948		58,812		20,000		31,136		15,257		(4,585)		10,672
Incheon Bridge Co., Ltd.		617,560		728,896		61,096		(111,336)		(16,689)		16,689		—
Big Dipper Co., Ltd.		723		157		1,500		566		166		114		280
Builton Co., Ltd.		1,908		1,604		325		304		67		237		304
A-PRO Co., Ltd.		29,438		18,099		1,713		11,339		1,554		(151)		1,403
Paycoms Co., Ltd.		2,126		1,520		855		606		71		32		103
Food Factory Co., Ltd.		4,096		3,168		450		928		206		722		928
KB IGen Private Equity Fund No. 1		148		8		170		140		—		—		—
KB No.9 Special Purpose Acquisition Company		30,288		2,629		1,382		27,659		31		—		31
KB No.10 Special Purpose Acquisition Company		11,960		1,704		521		10,256		20		—		20
KB No.11 Special Purpose Acquisition Company		6,807		742		321		6,065		19		—		19
KB Private Equity FundIII		49,924		5		51,000		49,919		7,830		—		7,830
Korea Credit Bureau Co., Ltd.		88,797		22,788		10,000		66,009		5,941		—		5,941
KoFC KBIC Frontier Champ 2010-5(PEF)		469		3		300		466		233		—		233
KoFC POSCO HANHWA KB shared growth Private Equity Fund No. 2		59,464		1,061		51,880		58,403		14,601		—		14,601
Keystone-Hyundai Securities No. 1 Private Equity Fund		177,024		151,862		34,114		25,162		1,581		—		1,581
POSCO-KB Shipbuilding Fund		14,287		4		16,000		14,283		4,463		—		4,463
GH Real Estate I LP		41,206		190		42,093		41,016		17,252		—		17,252
KBTS Technology Venture Private Equity Fund		24,810		208		25,400		24,602		13,777		—		13,777
KB-Brain KOSDAQ Scale-up New Technology Business Investment Fund		18,820		181		18,800		18,639		7,930		—		7,930
KB-SJ Tourism Venture Fund		7,484		2		8,100		7,482		1,386		—		1,386
UNION Media Commerce Fund		3,318		—		3,450		3,318		962		—		962

	2018[1]
	Operating income		Profit (loss)		Other comprehensive income		Total comprehensive income		Dividends
	(In millions of Korean won)
Associates and Joint ventures
KB Pre IPO Secondary Venture Fund 1st	￦	2,140	￦	1,404	￦	—	￦	1,404	￦	—
KB GwS Private Securities Investment Trust		42,502		41,524		—		41,524		8,160
KB-KDBC New Technology Business Investment Fund		39		(568)		—		(568)		—
KB Star office Private real estate Investment Trust No.1		14,092		6,135		—		6,135		1,162
PT Bank Bukopin TBK		148,793		(8,843)		(2,325)		(11,168)		—
Sun Surgery Center Inc.		873		71		342		413		—
RAND Bio Science Co., Ltd.		—		(2,076)		—		(2,076)		—
Balhae Infrastructure Company		61,525		54,241		—		54,241		6,804
Aju Good Technology Venture Fund		2,491		1,356		—		1,356		—
Acts Co., Ltd.		2,472		(628)		—		(628)		—
SY Auto Capital Co., Ltd.		16,525		2,729		(151)		2,578		—
Incheon Bridge Co., Ltd.		94,373		(2,757)		—		(2,757)		—
Big Dipper Co., Ltd.		441		(543)		—		(543)		—
Builton Co., Ltd.		1,867		(287)		—		(287)		—
A-PRO Co., Ltd.		47,926		2,015		—		2,015		—
Paycoms Co., Ltd.		686		(409)		—		(409)		—
Food Factory Co., Ltd.		4,753		412		—		412		—
KB IGen Private Equity Fund No. 1		—		3,693		—		3,693		—
KB No.9 Special Purpose Acquisition Company		—		262		—		262		—
KB No.10 Special Purpose Acquisition Company		—		73		—		73		—
KB No.11 Special Purpose Acquisition Company		—		218		—		218		—
KB Private Equity FundIII		—		(438)		—		(438)		—
Korea Credit Bureau Co., Ltd.		78,018		9,901		—		9,901		112
KoFC KBIC Frontier Champ 2010-5(PEF)		1,460		1,453		—		1,453		999
KoFC POSCO HANHWA KB shared growth Private Equity Fund No. 2		2,401		(12,313)		—		(12,313)		—
Keystone-Hyundai Securities No. 1 Private Equity Fund		15,507		(3,194)		—		(3,194)		—
POSCO-KB Shipbuilding Fund		160		(1,222)		—		(1,222)		—
GH Real Estate I LP		4,293		3,089		(307)		2,782		1,595
KBTS Technology Venture Private Equity Fund		—		(798)		—		(798)		—
KB-Brain KOSDAQ Scale-up New Technology Business Investment Fund		20		(161)		—		(161)		—
KB-SJ Tourism Venture Fund		—		(618)		—		(618)		—
UNION Media Commerce Fund		—		(132)		—		(132)		—

[1]

The amounts included in the financial statements of the associates and joint ventures are adjusted to reflect adjustments made by the entity; such as, fair value adjustments made at the time of acquisition and adjustments for differences in accounting policies.

[2]	The amounts of goodwill on PT Bank Bukopin TBK is ￦4,101 million.

Changes in investments in associates and joint ventures for the years ended December 31, 2017 and 2018, are as follows:

	2017
	Beginning		Acquisition and others		Disposal and others		Dividends		Gains (losses) on equity- method accounting		Other- comprehensive income		Others		Ending
	(In millions of Korean won)
Associates and Joint ventures
KB Pre IPO Secondary Venture Fund 1st	￦	—	￦	1,671	￦	—	￦	—	￦	(60)	￦	(10)	￦	—	￦	1,601
KB GwS Private Securities Investment Trust		129,678		—		—		(7,350)		9,092		—		—		131,420
KB-KDBC New Technology Business Investment Fund		—		5,000		—		—		(28)		—		—		4,972
KB Star office Private real estate Investment Trust No.1		19,807		—		—		(1,295)		1,197		—		—		19,709
Sun Surgery Center Inc.		—		2,682		—		—		—		—		—		2,682
Kyobo 7 Special Purpose Acquisition Co., Ltd.		—		10		(10)		—		—		—		—		—
RAND Bio Science Co., Ltd.		2,000		—		—		—		—		—		—		2,000
Balhae Infrastructure Company		133,200		806		(29,202)		(12,842)		13,228		—		—		105,190
Bungaejanter Inc.		—		3,484		—		—		—		—		—		3,484
IMM Investment 5th PRIVATE EQUITY FUND		9,999		25,200		(35,185)		—		(14)		—		—		—
Aju Good Technology Venture Fund		1,998		6,232		—		—		—		—		—		8,230
Acts Co., Ltd.		—		500		—		—		—		—		—		500
SY Auto Capital Co., Ltd.		5,693		—		—		—		2,390		(13)		—		8,070
isMedia Co. Ltd		3,978		—		(5,409)		—		1,431		—		—		—
Incheon Bridge Co., Ltd.		728		—		(728)		—		—		—		—		—
KB Insurance Co., Ltd.[1]		1,392,194		—		(1,417,397)		(15,884)		38,873		2,214		—		—
Kendae Co., Ltd.		—		—		—		—		127		—		—		127
Big Dipper Co., Ltd.		—		440		—		—		—		—		—		440
Builton Co., Ltd.		—		800		—		—		—		—		—		800
Shinhwa Underwear Co., Ltd.		103		—		—		—		35		—		—		138
A-PRO Co., Ltd.		—		1,500		—		—		—		—		—		1,500
MJT&I Co., Ltd.		232		—		—		—		(105)		—		—		127
Inno Lending Co., Ltd.		378		—		—		—		(148)		—		—		230
Korbi Co., Ltd.		—		750		(750)		—		—		—		—		—
Terra Co., Ltd.		28		—		—		—		(8)		—		—		20
Paycoms Co., Ltd.		—		800		—		—		—		—		—		800
Food Factory Co., Ltd.		—		1,000		—		—		—		—		—		1,000
KBIC Private Equity Fund No. 3		2,396		—		(2,763)		—		367		—		—		—
KB IGen Private Equity Fund No. 1		10		—		(7)		—		—		—		—		3
KB No.8 Special Purpose Acquisition Company		19		—		—		—		1		—		—		20
KB No.9 Special Purpose Acquisition Company		31		—		—		—		—		—		—		31
KB No.10 Special Purpose Acquisition Company		20		—		—		—		—		—		—		20
KB No.11 Special Purpose Acquisition Company[2]		13		—		—		—		(2)		(3)		11		19
KB Private Equity Fund III		8,000		—		—		—		(101)		—		—		7,899
Korea Credit Bureau Co., Ltd.		4,853		—		—		(149)		352		—		—		5,056
KoFC KBIC Frontier Champ 2010-5(PEF)		24,719		—		(17,500)		—		(170)		71		—		7,120
KoFC POSCO HANHWA KB shared growth Private Equity Fund No. 2		24,789		—		(9,730)		—		2,121		33		—		17,213
Keystone-Hyundai Securities No. 1 Private Equity Fund		1,850		—		—		—		(85)		(4)		—		1,761
POSCO-KB Shipbuilding Fund		—		2,500		—		—		(155)		—		—		2,345
Hyundai-Tongyang Agrifood Private Equity Fund		3,957		—		(3,830)		(407)		823		—		—		543

Total	￦	1,770,673	￦	53,375	￦	(1,522,511)	￦	(37,927)	￦	69,161	￦	2,288	￦	11	￦	335,070

[1]	KB Insurance Co., Ltd. is included as a subsidiary in the second quarter of 2017.
[2]	Other gain of KB No.11 Special Purpose Acquisition Company amounting to ￦11 million represents the changes in interests due to unequal share capital increase in the associate.
[3]	Gain on disposal of investments in associates and joint ventures for year ended December 31, 2017, amounts to ￦15,113 million.

	2018
	Beginning[1]		Acquisition and others		Disposal and others		Dividends		Gains (losses) on equity- method accounting		Other- comprehen- sive income		Others		Ending
	(In millions of Korean won)
Associates and Joint ventures
KB Pre IPO Secondary Venture Fund 1st	￦	1,551	￦	—	￦	(217)	￦	—	￦	315	￦	—	￦	—	￦	1,649
KB GwS Private Securities Investment Trust		131,420		—		—		(8,160)		11,102		—		—		134,362
KB-KDBC New Technology Business Investment Fund		4,972		10,000		—		—		(378)		—		—		14,594
KB Star office Private real estate Investment Trust No.1		19,709		—		—		(1,162)		1,292		—		—		19,839
PT Bank Bukopin TBK		—		116,422		—		—		(1,946)		(544)		—		113,932
Sun Surgery Center Inc.		2,682		—		—		—		33		—		—		2,715
Dae-A Leisure Co., Ltd.		—		—		—		—		3,698		(3,120)		—		578
RAND Bio Science Co., Ltd.		2,000		—		—		—		(1,157)		—		—		843
Balhae Infrastructure Company		105,190		4,645		(1,817)		(6,804)		6,836		—		—		108,050
Bungaejangter Inc.[3]		3,484		—		(1,384)		—		—		—		(2,100)		—
Aju Good Technology Venture Fund		8,230		9,808		—		—		96		—		—		18,134
Acts Co., Ltd. [2]		500		—		—		—		—		—		(500)		—
SY Auto Capital Co., Ltd.		8,070		—		—		—		2,676		(74)		—		10,672
Kendae Co., Ltd.		127		—		—		—		(29)		—		—		98
Dassang Techlon Co., Ltd.		—		—		—		—		—		—		—		—
Dong Jo Co., Ltd.		—		—		—		—		115		—		—		115
Big Dipper Co., Ltd.		440		—		—		—		(160)		—		—		280
Builton Co., Ltd.		800		—		—		—		(496)		—		—		304
Shinhwa Underwear Co., Ltd.		138		—		—		—		47		—		—		185
A-PRO Co., Ltd.		1,500		—		—		—		(97)		—		—		1,403
MJT&I Co., Ltd.		127		—		—		—		(5)		—		—		122
Inno Lending Co., Ltd.		230		—		(230)		—		—		—		—		—
Terra Co., Ltd.		20		—		—		—		(20)		—		—		—
Paycoms Co., Ltd.		800		—		—		—		(697)		—		—		103
Food Factory Co., Ltd.		1,000		—		—		—		(72)		—		—		928
KB IGen Private Equity Fund No. 1		3		—		(4)		—		1		—		—		—
KB No.8 Special Purpose Acquisition Company		20		—		(20)		—		—		—		—		—
KB No.9 Special Purpose Acquisition Company		31		—		—		—		—		—		—		31
KB No.10 Special Purpose Acquisition Company		20		—		—		—		—		—		—		20
KB No.11 Special Purpose Acquisition Company		19		—		—		—		1		(1)		—		19
KB Private Equity FundIII		7,899		—		—		—		(69)		—		—		7,830
Korea Credit Bureau Co., Ltd.		5,056		—		—		(112)		997		—		—		5,941
KoFC KBIC Frontier Champ 2010-5(PEF)		7,120		—		(6,121)		(999)		233		—		—		233
KoFC POSCO HANHWA KB shared growth Private Equity Fund No. 2		17,713		—		—		—		(1,873)		(1,239)		—		14,601
Keystone-Hyundai Securities No. 1 Private Equity Fund		1,761		—		—		—		(180)		—		—		1,581
POSCO-KB Shipbuilding Fund		2,345		2,500		—		—		(382)		—		—		4,463
Hyundai-Tongyang Agrifood Private Equity Fund		543		—		(74)		(469)		—		—		—		—
GH Real Estate I LP		—		17,678		—		(1,595)		1,298		(129)		—		17,252
KBTS Technology Venture Private Equity Fund		—		14,224		—		—		(447)		—		—		13,777
KB-Brain KOSDAQ Scale-up New Technology Business Investment Fund		—		8,000		—		—		(70)		—		—		7,930
KB-SJ Tourism Venture Fund		—		1,500		—		—		(114)		—		—		1,386
CUBE Growth Fund No.2		—		1,300		(1,300)		—		—		—		—		—
UNION Media Commerce Fund		—		1,000		—		—		(38)		—		—		962

Total	￦	335,520	￦	187,077	￦	(11,167)	￦	(19,301)	￦	20,510	￦	(5,107)	￦	(2,600)	￦	504,932

[1]	Prepared in accordance with IFRS 9
[2]	Recognized ￦500 million loss in relation to impaired capital.
[3]	The amount of reclassification as financial assets is ￦2,100 million.
[4]	Gain on disposal of investments in associates and joint ventures for the year ended December 31, 2018 is ￦4,250 million.

Accumulated unrecognized share of losses in investments in associates and joint ventures due to discontinuation of applying the equity method for the years ended December 31, 2017 and 2018, are as follows:

	2017				2018
	Unrecognized loss		Accumulated unrecognized loss		Unrecognized loss		Accumulated unrecognized loss
	(In millions of Korean won)
Doosung Metal Co., Ltd	￦	(31)	￦	23	￦	(4)	￦	19
Incheon Bridge Co., Ltd.		16,202		16,202		487		16,689
Jungdong Steel Co., Ltd.		13		489		—		489
Dpaps Co., Ltd.		(4)		184		141		325
Shinla Construction Co., Ltd.		7		183		—		183
Jaeyang Industry Co., Ltd.		—		—		30		30
Terra Co., Ltd.		—		—		14		14
Jungdo Co., Ltd.		—		—		161		161
Jinseung Tech Co., Ltd.		—		—		3		3
Korea NM Tech Co., Ltd.		—		—		28		28
Ejade Co., Ltd.		(1,181)		—		—		—
JSC Bank CenterCredit		(108,761)		—		—		—

14. Property and Equipment, and Investment Properties

Details of property and equipment as of December 31, 2017 and 2018, are as follows:

	2017
	Acquisition cost		Accumulated depreciation		Accumulated impairment losses		Carrying amount
	(In millions of Korean won)
Land	￦	2,475,372	￦	—	￦	(1,018)	￦	2,474,354
Buildings		2,061,717		(684,705)		(5,859)		1,371,153
Leasehold improvements		783,446		(693,717)		—		89,729
Equipment and vehicles		1,699,563		(1,456,358)		—		243,205
Construction in progress		14,808		—		—		14,808
Financial lease assets		34,789		(26,341)		—		8,448

Total	￦	7,069,695	￦	(2,861,121)	￦	(6,877)	￦	4,201,697

	2018
	Acquisition cost		Accumulated depreciation		Accumulated impairment losses		Carrying amount
	(In millions of Korean won)
Land	￦	2,433,059	￦	—	￦	(1,018)	￦	2,432,041
Buildings		2,043,459		(707,389)		(5,859)		1,330,211
Leasehold improvements		878,078		(750,442)		—		127,636
Equipment and vehicles		1,729,223		(1,448,599)		—		280,624
Construction in progress		88,618		—		—		88,618
Financial lease assets		44,429		(31,432)		—		12,997

Total	￦	7,216,866	￦	(2,937,862)	￦	(6,877)	￦	4,272,127

The changes in property and equipment for the years ended December 31, 2017 and 2018, are as follows:

	2017
	Beginning		Acquisition		Transfers[1]		Disposal		Depreciation[2]		Business combination		Others		Ending
	(In millions of Korean won)
Land	￦	2,324,550	￦	35,242	￦	(89,338)	￦	(11,203)	￦	—	￦	215,274	￦	(171)	￦	2,474,354
Buildings		981,716		14,611		31,608		(12,314)		(48,280)		403,816		(4)		1,371,153
Leasehold improvement		73,728		10,973		57,663		(858)		(66,279)		497		14,005		89,729
Equipment and vehicles		230,270		124,702		(16,695)		(452)		(138,317)		42,703		994		243,205
Construction in-progress		4,205		112,840		(102,352)		—		—		127		(12)		14,808
Financial lease assets		12,799		679		—		—		(5,030)		—		—		8,448

Total	￦	3,627,268	￦	299,047	￦	(119,114)	￦	(24,827)	￦	(257,906)	￦	662,417	￦	14,812	￦	4,201,697

	2018
	Beginning		Acquisition		Transfers[1]		Disposal		Depreciation[2]		Business combination		Others		Ending
	(In millions of Korean won)
Land	￦	2,474,354	￦	247	￦	(41,888)	￦	(691)	￦	—	￦	—	￦	19	￦	2,432,041
Buildings		1,371,153		3,738		9,683		(4,528)		(51,881)		—		2,046		1,330,211
Leasehold improvement		89,729		28,922		70,221		(633)		(71,931)		—		11,328		127,636
Equipment and vehicles		243,205		182,868		242		(1,026)		(144,791)		121		5		280,624
Construction in-progress		14,808		236,495		(161,330)		—		—		644		(1,999)		88,618
Financial lease assets		8,448		9,640		—		—		(5,091)		—		—		12,997

Total	￦	4,201,697	￦	461,910	￦	(123,072)	￦	(6,878)	￦	(273,694)	￦	765	￦	11,399	￦	4,272,127

[1]	Including transfers with investment property and assets held for sale.
[2]

Including depreciation cost and others amounting to ￦157 million and ￦128 million recorded in other operating expenses in the statements of comprehensive income for the years ended December 31, 2017 and 2018, respectively.

The changes in accumulated impairment losses of property and equipment for the years ended December 31, 2017 and 2018, are as follows:

2017
Beginning		Impairment		Reversal		Business combination		Disposal and Others		Ending
(In millions of Korean won)
￦	(13,815)	￦	—	￦	—	￦	—	￦	6,938	￦	(6,877)

2018
Beginning		Impairment		Reversal		Business combination		Disposal and Others		Ending
(In millions of Korean won)
￦	(6,877)	￦	—	￦	—	￦	—	￦	—	￦ (6,877)

Details of investment property as of December 31, 2017 and 2018, are as follows:

	2017
	Acquisition cost		Accumulated depreciation		Accumulated impairment losses		Carrying amount
	(In millions of Korean won)
Land	￦	252,234	￦	—	￦	(738)	￦	251,496
Buildings		719,920		(122,935)		—		596,985

Total	￦	972,154	￦	(122,935)	￦	(738)	￦	848,481

	2018
	Acquisition cost		Accumulated depreciation		Accumulated impairment losses		Carrying amount
	(In millions of Korean won)
Land	￦	972,562	￦	—	￦	—	￦	972,562
Buildings		1,295,668		(148,419)		—		1,147,249

Total	￦	2,268,230	￦	(148,419)	￦	—	￦	2,119,811

The valuation technique and input variables that are used to measure the fair value of investment property as of December 31, 2018, are as follows:

2018
	Fair value	Valuation technique	Inputs
(In millions of Korean won)
Land and buildings	￦ 25,359	Cost Approach Method	- Price per square meter - Replacement cost

	976,857	Market comparison method	- Price per square meter

	1,123,323	Cash flow approach	- Prospective rental market growth rate - Period of vacancy - Rental rate - Discount rate and others

	161,473	Income approach	- Discount rate - Capitalization rate - Vacancy rate

As of December 31, 2017 and 2018, fair values of the investment properties amount to ￦893,583 million and ￦2,287,012 million, respectively. The investment properties were measured by qualified independent appraisers with experience in valuing similar properties in the same area. In addition, per the fair value hierarchy on Note 6.1, the fair value hierarchy of all investment properties has been categorized and classified as Level 3.

Rental income from the above investment properties for the years ended December 31, 2017 and 2018, amounts to ￦59,259 million and ￦87,513 million, respectively.

The changes in investment property for the years ended December 31, 2017 and 2018, are as follows:

	2017
	Beginning		Acquisition		Transfers		Disposal		Depreciation		Business combination		Others		Ending
	(In millions of Korean won)
Land	￦	202,391	￦	—	￦	(39,533)	￦	(330)	￦	—	￦	91,618	￦	(2,650)	￦	251,496
Buildings		552,620		262		(33,737)		(1,263)		(20,096)		141,106		(41,907)		596,985

Total	￦	755,011	￦	262	￦	(73,270)	￦	(1,593)	￦	(20,096)	￦	232,724	￦	(44,557)	￦	848,481

	2018
	Beginning		Acquisition		Transfers		Disposal		Depreciation		Others		Ending
	(In millions of Korean won)
Land	￦	251,496	￦	714,454	￦	66,086	￦	(57,384)	￦	—	￦	(2,090)	￦	972,562
Buildings		596,985		573,671		44,622		(50,872)		(26,092)		8,935		1,147,249

Total	￦	848,481	￦	1,288,125	￦	110,708	￦	(108,256)	￦	(26,092)	￦	6,845	￦	2,119,811

15. Intangible Assets

Details of intangible assets as of December 31, 2017 and 2018, are as follows:

	2017
	Acquisition cost		Accumulated amortization		Accumulated impairment losses		Others		Carrying Amount
	(In millions of Korean won)
Goodwill	￦	344,799	￦	—	￦	(70,517)	￦	(832)	￦	273,450
Other intangible assets		4,012,563		(1,299,879)		(43,074)		—		2,669,610

Total	￦	4,357,362	￦	(1,299,879)	￦	(113,591)	￦	(832)	￦	2,943,060

	2018
	Acquisition cost		Accumulated amortization		Accumulated impairment losses		Others		Carrying Amount
	(In millions of Korean won)
Goodwill	￦	346,314	￦	—	￦	(70,517)	￦	(577)	￦	275,220
Other intangible assets		4,140,355		(1,614,775)		(45,017)		—		2,480,563

Total	￦	4,486,669	￦	(1,614,775)	￦	(115,534)	￦	(577)	￦	2,755,783

Details of goodwill as of December 31, 2017 and 2018, are as follows:

	2017				2018
	Acquisition cost		Carrying amount		Acquisition cost		Carrying amount
	(In millions of Korean won)
Housing & Commercial Bank	￦	65,288	￦	65,288	￦	65,288	￦	65,288
KB Cambodia Bank		1,202		—		1,202		—
KB Securities Co., Ltd.[1]		70,265		58,889		70,265		58,889
KB Capital Co., Ltd.		79,609		79,609		79,609		79,609
KB Savings Bank Co., Ltd.		115,343		57,404		115,343		57,404
KB Securities Vietnam Joint Stock Company[2]		13,092		12,260		13,092		12,520
KB Daehan Specialized Bank PLC.		—		—		1,515		1,510

Total	￦	344,799	￦	273,450	￦	346,314	￦	275,220

[1]	The amount occurred from formerly known as KB Investment & Securities Co., Ltd.
[2]	MARITIME SECURITIES INCORPORATION changed its name to KB Securities Vietnam joint stock company.

The changes in accumulated impairment losses of goodwill for the years ended December 31, 2017 and 2018, are as follows:

2017
Beginning		Impairment	Others		Ending
(In millions of Korean won)
￦	(69,315)	￦ (1,202)	￦	—	￦ (70,517)

2018
Beginning		Impairment		Others		Ending
(In millions of Korean won)
￦	(70,517)	￦	—	￦	—	￦ (70,517)

The details of allocating goodwill to cash-generating units and related information for impairment testing as of December 31, 2018, are as follows:

	Housing & Commercial Bank				KB Securities Co., Ltd.[2]		KB Capital Co., Ltd.		KB Savings Bank Co., Ltd. and Yehansoul Savings Bank Co., Ltd.		KB Securities Vietnam Joint Stock Company		Total[1]
	Retail Banking		Corporate Banking
	(In millions of Korean won)
Carrying amounts	￦	49,315	￦	15,973	￦	58,889	￦	79,609	￦	57,404	￦	12,520	￦	273,710
Recoverable amount exceeded carrying amount		4,281,676		2,875,939		658,365		1,703,417		317,394		5,595		9,842,386
Discount rate (%)		15.51%		15.74%		20.05%		10.29%		8.09%		23.63%
Permanent growth rate (%)		1.00		1.00		1.00		1.00		1.00		1.00

[1]	Goodwill arisen from a business combination during 2018 has not been tested for impairment.
[2]	The amount occurred from formerly known as KB Investment&Securities Co., Ltd.

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

Details of intangible assets, excluding goodwill, as of December 31, 2017 and 2018, are as follows:

	2017
	Acquisition cost		Accumulated amortization		Accumulated impairment losses		Carrying amount
	(In millions of Korean won)
Industrial property rights	￦	9,497	￦	(2,399)	￦	—	￦	7,098
Software		1,062,699		(885,133)		—		177,566
Other intangible assets		501,874		(211,321)		(43,074)		247,479
Value of Business Acquired (VOBA)		2,395,291		(179,193)		—		2,216,098
Finance leases assets		43,202		(21,833)		—		21,369

Total	￦	4,012,563	￦	(1,299,879)	￦	(43,074)	￦	2,669,610

	2018
	Acquisition cost		Accumulated amortization		Accumulated impairment losses		Carrying amount
	(In millions of Korean won)
Industrial property rights	￦	9,248	￦	(2,661)	￦	(2,090)	￦	4,497
Software		1,169,549		(965,044)		—		204,505
Other intangible assets		515,041		(223,503)		(42,927)		248,611
Value of Business Acquired (VOBA)		2,395,291		(393,346)		—		2,001,945
Finance leases assets		51,226		(30,221)		—		21,005

Total	￦	4,140,355	￦	(1,614,775)	￦	(45,017)	￦	2,480,563

The changes in intangible assets, excluding goodwill, for the years ended December 31, 2017 and 2018, are as follows:

	2017
	Beginning		Acquisition & Transfer		Disposal		Amortization[1]		Business combination		Others		Ending
	(In millions of Korean won)
Industrial property rights	￦	3,005	￦	4,772	￦	(8)	￦	(683)	￦	—	￦	12	￦	7,098
Software		137,101		88,172		(48)		(66,655)		20,396		(1,400)		177,566
Other intangible assets[2]		221,867		34,755		(7,054)		(18,437)		18,362		(2,014)		247,479
Value of Business Acquired (VOBA)		—		—		—		(179,193)		2,395,291		—		2,216,098
Finance leases assets		27,951		792		—		(7,374)		—		—		21,369

Total	￦	389,924	￦	128,491	￦	(7,110)	￦	(272,342)	￦	2,434,049	￦	(3,402)	￦	2,669,610

	2018
	Beginning		Acquisition & Transfer		Disposal		Amortization[1]		Business combination		Others		Ending
	(In millions of Korean won)
Industrial property rights	￦	7,098	￦	1,329	￦	(1,200)	￦	(639)	￦	—	￦	(2,091)	￦	4,497
Software		177,566		103,398		(6)		(76,280)		17		(190)		204,505
Other intangible assets[2]		247,479		36,014		(10,290)		(24,388)		—		(204)		248,611
Value of Business Acquired (VOBA)		2,216,098				—		(214,153)		—		—		2,001,945
Finance leases assets		21,369		8,024		—		(8,388)		—		—		21,005

Total	￦	2,669,610	￦	148,765	￦	(11,496)	￦	(323,848)	￦	17	￦	(2,485)	￦	2,480,563

[1]

Including ￦179,809 million and ￦214,735 million recorded in insurance expenses and other operating expenses and others in the statements of comprehensive income for the years ended December 31, 2017 and 2018.

[2]

Impairment loss for membership right of other intangible asset with indefinite useful life was recognized when its recoverable amount is lower than its carrying amount, and reversal of impairment loss was recognized when its recoverable amount is higher than its carrying amount.

The changes in accumulated impairment losses on intangible assets for the years ended December 31, 2017 and 2018, are as follows:

	2017
	Beginning	Impairment	Reversal		Disposal and others		Ending
	(In millions of Korean won)
Accumulated impairment losses on intangible assets	￦ (44,927)	￦ (601)	￦	954	￦	1,500	￦ (43,074)

	2018
	Beginning	Impairment	Reversal		Disposal and others		Ending
	(In millions of Korean won)
Accumulated impairment losses on intangible assets	￦ (43,074)	￦ (5,846)	￦	3,475	￦	428	￦ (45,017)

From 2018, the Group is required to pay a fine only if the actual emission exceeds the targeted emission amount. Therefore, the emission rights (intangible asset) do not occur as long as it is below the targeted emission amount.

Changes in emissions rights for year ended December 31, 2017, are as follows:

	Applicable under 2016			Applicable under 2017			Total
	Quantity	Carrying amount		Quantity	Carrying amount		Quantity	Carrying amount
	(KAU)	(In millions of Korean won)		(KAU)	(In millions of Korean won)		(KAU)	(In millions of Korean won)
Beginning	99,283	￦	—	104,920	￦	—	204,203	￦	—
Additional Allocation	578		—	17,046		—	17,624		—
Borrowing	18,306		—	(18,306)		—	—		—
Surrendered to government	(117,484)		—	—		—	(117,484)		—
Cancel	(683)		—	(398)		—	(1,081)		—

Ending	—	￦	—	103,262	￦	—	103,262	￦	—

16. Deferred Income Tax Assets and Liabilities

Details of deferred income tax assets and liabilities as of December 31, 2017 and 2018, are as follows:

	2017
	Assets		Liabilities		Net amount
	(In millions of Korean won)
Other provisions	￦	115,518	￦	—	￦	115,518
Allowances for loan losses		1,142		—		1,142
Impairment losses on property and equipment		5,614		(407)		5,207
Interest on equity index-linked deposits		43		—		43
Share-based payments		23,238		—		23,238
Provisions for guarantees		24,341		—		24,341
Losses(gains) from valuation on derivative financial instruments		6,258		(17,479)		(11,221)
Present value discount		25,332		(4,498)		20,834
Losses(gains) from fair value hedged item		—		(15,698)		(15,698)
Accrued interest		243		(111,514)		(111,271)
Deferred loan origination fees and costs		332		(180,401)		(180,069)
Advanced depreciation provision		—		(1,703)		(1,703)
Gains from revaluation		648		(350,801)		(350,153)
Investments in subsidiaries and others		24,834		(103,268)		(78,434)
Gains on valuation of security investment		86,290		(225,158)		(138,868)
Defined benefit liabilities		436,706		—		436,706
Accrued expenses		194,399		—		194,399
Retirement insurance expense		—		(369,300)		(369,300)
Adjustments to the prepaid contributions		—		(16,236)		(16,236)
Derivative-linked securities		27,992		(5,679)		22,313
Others		352,437		(452,303)		(99,866)

Sub-total		1,325,367		(1,854,445)		(529,078)

Offsetting of deferred income tax assets and liabilities		(1,321,376)		1,321,376		—

Total	￦	3,991	￦	(533,069)	￦	(529,078)

	2018
	Assets		Liabilities		Net amount
	(In millions of Korean won)
Other provisions	￦	109,721	￦	—	￦	109,721
Allowances for loan losses		3,327		(65)		3,262
Impairment losses on property and equipment		6,030		(2,032)		3,998
Share-based payments		17,655		—		17,655
Provisions for guarantees		20,298		—		20,298
Losses (gains) from valuation on derivative financial instruments		138,401		(13,485)		124,916
Present value discount		6,763		(2,380)		4,383
Losses (gains) from fair value hedged item		—		(25,873)		(25,873)
Accrued interest		—		(113,152)		(113,152)
Deferred loan origination fees and costs		506		(194,848)		(194,342)
Advanced depreciation provision		—		(1,703)		(1,703)
Gains from revaluation		648		(330,548)		(329,900)
Investments in subsidiaries and others		33,589		(78,586)		(44,997)
Gains on valuation of security investment		76,558		(181,638)		(105,080)
Defined benefit liabilities		494,572		—		494,572
Accrued expenses		272,190		—		272,190
Retirement insurance expense		17,559		(444,244)		(426,685)
Adjustments to the prepaid contributions		—		(19,033)		(19,033)
Derivative-linked securities		3,762		(74,765)		(71,003)
Others		360,754		(568,357)		(207,603)

Sub-total		1,562,333		(2,050,709)		(488,376)

Offsetting of deferred income tax assets and liabilities		(1,558,175)		1,558,175		—

Total	￦	4,158	￦	(492,534)	￦	(488,376)

Unrecognized deferred income tax assets

No deferred income tax assets have been recognized for the deductible temporary difference of ￦73,764 million associated with investments in subsidiaries and others as of December 31, 2018, because it is not probable that the temporary differences will be reversed in the foreseeable future.

No deferred income tax assets have been recognized for deductible temporary differences of ￦120,704 million with others, as of December 31, 2018, due to the uncertainty that these will be realized in the future.

Unrecognized deferred income tax liabilities

No deferred income tax liabilities have been recognized for the taxable temporary difference of ￦62,367 million associated with investment in subsidiaries and associates as of December 31, 2018, due to the following reasons:

•	The Group is able to control the timing of the reversal of the temporary difference.

•	It is probable that the temporary difference will not be reversed in the foreseeable future.

No deferred income tax liabilities have been recognized as of December 31, 2018, for the taxable temporary difference of ￦65,288 million arising from the initial recognition of goodwill from the merger of Housing and Commercial Bank in 2001.

The changes in cumulative temporary differences for the years ended December 31, 2017 and 2018, are as follows:

	2017
	Beginning		Business Combination		Decrease		Increase		Ending
	(In millions of Korean won)
Deductible temporary differences
Other provisions	￦	380,863	￦	30,180	￦	395,138	￦	407,923	￦	423,828
Allowances for loan losses		30,154		—		26,134		202		4,222
Impairment losses on property and equipment		32,726		—		31,988		19,677		20,415
Deferred loan origination fees and costs		5,154		—		5,154		1,207		1,207
Interest on equity index-linked deposits		168		—		168		155		155
Share-based payments		56,650		—		49,333		77,185		84,502
Provisions for guarantees		126,319		—		126,319		88,512		88,512
Gains(losses) from valuation on derivative financial instruments		40,334		—		40,334		22,758		22,758
Present value discount		46,961		—		18,417		63,573		92,117
Loss on SPE repurchase		80,204		—		—		—		80,204
Investments in subsidiaries and others		810,719		—		753,918		76,902		133,703
Gains on valuation of security investment		447,388		—		447,388		299,082		299,082
Defined benefit liabilities		1,320,135		255,375		256,580		271,857		1,590,787
Accrued expenses		1,128,492		—		1,123,713		701,756		706,535
Derivative linked securities		124,388		—		124,388		101,789		101,789
Others		1,402,646		107,755		736,757		614,570		1,388,214

Sub-total		6,033,301		393,310	￦	4,135,729	￦	2,747,148		5,038,030

Unrecognized deferred income tax assets:
Other provisions		—		—						2,879
Loss on SPE repurchase		80,204		—						80,204
Investments in subsidiaries and others		774,259		—						49,179
Others		119,334		—						112,030

Total		5,059,504		393,310						4,793,738
Tax rate (%)[1]		24.2								27.5

Total deferred income tax assets from deductible temporary differences	￦	1,283,268	￦	95,181					￦	1,325,367

Taxable temporary differences
Losses(gains) from fair value hedged item	￦	(59,235)	￦	—	￦	(59,235)	￦	(57,083)	￦	(57,083)
Accrued interest		(349,899)		(72,117)		(377,010)		(360,536)		(405,542)
Impairment losses on property and equipment		(1,481)		—		—		—		(1,481)
Deferred loan origination fees and costs		(660,945)		(15,846)		(665,209)		(657,081)		(668,663)
advanced depreciation provision		—		(6,192)		—		—		(6,192)
Gains(losses) from valuation on derivative financial instruments		(193,243)		—		(192,491)		(61,077)		(61,829)
Present value discount		(25,454)		(8,766)		(34,220)		(16,357)		(16,357)
Goodwill		(65,288)		—		—		—		(65,288)
Gains on revaluation		(1,182,310)		(99,244)		(59,030)		(53,117)		(1,275,641)
Investments in subsidiaries and others		(387,267)		—		(72,284)		(72,484)		(387,467)
Gains on valuation of security investment		(37,252)		(236,137)		(273,171)		(764,891)		(765,109)
Retirement insurance expense		(1,170,514)		(168,714)		(200,722)		(203,506)		(1,342,012)
Adjustments to the prepaid contributions		(62,569)		—		(61,034)		(57,505)		(59,040)
Derivative linked securities		(176,962)		—		(176,962)		(20,650)		(20,650)
Others		(794,141)		(1,215,733)		(429,645)		(95,568)		(1,675,797)
Sub-total		(5,166,560)		(1,822,749)	￦	(2,601,013)	￦	(2,419,855)		(6,808,151)

Unrecognized deferred income tax assets:
Goodwill		(65,288)		—						(65,288)
Investments in subsidiaries and others		(17,205)		(4,546)						(28,407)
Others		(906)		—						(677)

Total		(5,083,161)		(1,818,203)						(6,713,779)
Tax rate (%)[1]		24.2								27.5

Total deferred income tax liabilities from taxable temporary differences	￦	(1,253,126)	￦	(442,206)					￦	(1,854,445)

[1]

The corporate tax rate was changed due to the amendment of corporate tax law in 2017. Accordingly, the rate of 27.5% has been applied for the deferred tax assets and liabilities expected to be utilized in periods after December 31, 2017.

	2018
	Beginning[1]		Decrease		Increase		Ending
	(In millions of Korean won)
Deductible temporary differences
Other provisions	￦	441,088	￦	440,865	￦	411,680	￦	411,903
Allowances for loan losses		546,506		542,139		8,114		12,481
Impairment losses on property and equipment		20,415		19,678		21,190		21,927
Deferred loan origination fees and costs		1,207		1,207		1,841		1,841
Interest on equity index-linked deposits		155		155		0		0
Share-based payments		84,502		74,429		49,998		60,071
Provisions for guarantees		98,294		98,294		73,809		73,809
Gains(losses) from valuation on derivative financial instruments		23,162		23,162		503,277		503,277
Present value discount		104,117		104,116		24,592		24,593
Loss on SPE repurchase		80,204		80,204		0		0
Investments in subsidiaries and others		137,591		26,748		74,027		184,870
Gains on valuation of security investment		415,392		412,284		266,623		269,731
Defined benefit liabilities		1,682,234		211,994		507,190		1,977,430
Accrued expenses		706,535		706,535		993,906		993,906
Derivative linked securities		101,789		101,789		13,679		13,679
Others		1,189,756		517,189		616,755		1,289,322
Sub-total		5,632,947		3,360,788		3,566,681		5,838,840
Unrecognized deferred income tax assets:
Other provisions		2,879						3,416
Loss on SPE repurchase		80,204						—
Investments in subsidiaries and others		55,546						73,764
Others		112,030						120,704

Total		5,382,288						5,640,956
Tax rate (%)		27.5						27.5

Total deferred income tax assets from deductible temporary differences	￦	1,487,039					￦	1,562,333

Taxable temporary differences
Losses(gains) from fair value hedged item	￦	(57,083)	￦	(57,083)	￦	(94,085)	￦	(94,085)
Accrued interest		(405,542)		(364,518)		(370,463)		(411,487)
Impairment losses on property and equipment		(1,481)		—		(2,976)		(4,457)
Deferred loan origination fees and costs		(668,657)		(668,657)		(727,528)		(727,528)
advanced depreciation provision		(6,192)		—		—		(6,192)
Gains(losses) from valuation on derivative financial instruments		(38,051)		(38,051)		(49,036)		(49,036)
Present value discount		(11,948)		(11,948)		(8,656)		(8,656)
Goodwill		(65,288)		—		—		(65,288)
Gains on revaluation		(1,275,641)		(124,407)		(50,758)		(1,201,992)
Investments in subsidiaries and others		(387,733)		(146,234)		(74,847)		(316,346)
Gains on valuation of security investment		(800,041)		(799,187)		(600,642)		(601,496)
Retirement insurance expense		(1,342,012)		(136,444)		(405,907)		(1,611,475)
Adjustments to the prepaid contributions		(59,040)		(59,040)		(69,212)		(69,212)
Derivative linked securities		(20,650)		(20,650)		(271,873)		(271,873)
Others		(1,695,063)		(1,261,852)		(1,664,205)		(2,097,416)

Sub-total	￦	(6,834,422)	￦	(3,688,071)	￦	(4,390,426)	￦	(7,536,777)

Unrecognized deferred income tax assets:
Goodwill		(65,288)						(65,288)
Investments in subsidiaries and others		(17,205)						(62,367)
Others		(906)						(588)

Total		(6,751,023)						(7,408,534)
Tax rate (%)		27.5						27.5

Total deferred income tax liabilities from taxable temporary differences	￦	(1,861,070)					￦	(2,050,709)

[1]	Prepared in accordance with IFRS 9.

17. Assets Held for Sale

Details of assets held for sale as of December 31, 2017 and 2018, are as follows:

	2017
	Acquisition cost[1]		Accumulated impairment		Carrying amount		Fair value less costs to sell
	(In millions of Korean won)
Land held for sale	￦	133,445	￦	(1,492)	￦	131,953	￦	251,520
Buildings held for sale		34,862		(11,309)		23,553		24,548

Total	￦	168,307	￦	(12,801)	￦	155,506	￦	276,068

	2018
	Acquisition cost[1]		Accumulated impairment		Carrying amount		Fair value less costs to sell
	(In millions of Korean won)
Land held for sale	￦	16,048	￦	(3,442)	￦	12,606	￦	16,552
Buildings held for sale		9,054		(4,708)		4,346		4,403

Total	￦	25,102	￦	(8,150)	￦	16,952	￦	20,955

[1]	Acquisition cost of buildings held for sale is net of accumulated depreciation.

The valuation technique and input variables that are used to measure the fair value of assets held for sale as of December 31, 2018, are as follows:

	2018
	Fair value		Valuation technique[1]	Unobservable input[2]	Range of unobservable inputs (%)	Relationship of unobservable inputs to fair value
	(In millions of Korean won)
Land and buildings	￦	20,955	Market comparison approach model and others	Adjustment index	0.30 ~1.08	Fair value increases as the adjustment index rises.
				Adjustment ratio	-20.00~0.00	Fair value decreases as the absolute value of adjustment index rises.

[1]	The Group adjusted the appraisal value by the adjustment ratio in the event the public sale is unsuccessful.
[2]	Adjustment index is calculated using the real estate index or the producer price index, or land price volatility.

The fair values of assets held for sale were measured by qualified independent appraisers with experience in valuing similar properties in the same area. In addition, per the fair value hierarchy on Note 6.1, the fair value hierarchy of all investment properties has been categorized and classified as Level 3.

The changes in accumulated impairment losses of assets held for sale for the years ended December 31, 2017 and 2018, are as follows:

2017
Beginning	Provision[1]	Reversal		Disposal and others[1]		Ending
(In millions of Korean won)
￦ (29,248)	￦ (24,192)	￦	5,138	￦	35,501	￦ (12,801)

2018
Beginning	Provision	Reversal		Others		Ending
(In millions of Korean won)
￦ (12,801)	￦ (5,281)	￦	286	￦	9,646	￦ (8,150)

[1]	Including the amount related to the group of the assets disposed in 2017, which was classified as held for sale

As of December 31, 2018, assets held for sale consist of eight real estates of closed offices, which were committed to sell by the management, but not yet sold as of December 31, 2018. Negotiation with buyers is in process for the two assets and the remaining six assets are also being actively marketed.

18. Other Assets

Details of other assets as of December 31, 2017 and 2018, are as follows:

	2017		2018
	(In millions of Korean won)
Other financial assets
Other receivables	￦	6,447,405	￦	4,708,910
Accrued income		1,594,455		1,724,328
Guarantee deposits		1,211,841		1,182,686
Domestic exchange settlement debits		949,897		504,899
Others		101,909		125,380
Allowances		(104,813)		(106,275)
Present value discount		(5,679)		(6,372)

Sub-total		10,195,015		8,133,556

Other non-financial assets
Other receivables		3,640		4,965
Prepaid expenses		153,650		205,394
Guarantee deposits		4,904		4,529
Insurance assets		1,180,980		1,362,877
Separate account assets		4,119,203		4,715,414
Others		578,795		1,347,580
Allowances		(32,018)		(24,780)

Sub-total		6,009,154		7,615,979

Total	￦	16,204,169	￦	15,749,535

Changes in allowances for loan losses on other assets for the years ended December 31, 2017 and 2018, are as follows:

	2017
	Other financial assets		Other non-financial assets		Total
	(In millions of Korean won)
Beginning	￦	95,629	￦	25,182	￦	120,811
Written-off		(14,546)		(1,970)		(16,516)
Provision		9,840		1,410		11,250
Business combination		21,293		—		21,293
Others		(7,403)		7,396		(7)

Ending	￦	104,813	￦	32,018	￦	136,831

	2018
	Other financial assets		Other non-financial assets		Total
	(In millions of Korean won)
Beginning[1]	￦	109,899	￦	32,018	￦	141,917
Written-off		(38,184)		(1,863)		(40,047)
Provision		32,495		(5,375)		27,120
Business combination		—		—		—
Others		2,065		—		2,065

Ending	￦	106,275	￦	24,780	￦	131,055

[1]	Prepared in accordance with IFRS 9.

19. Financial Liabilities at Fair Value through Profit or Loss

Details of financial liabilities at fair value through profit or loss, and financial liabilities designated at fair value through profit or loss as of December 31, 2017 and 2018, are as follows:

	2017
	(In millions of Korean won)
Financial liabilities held for trading
Securities sold	￦	1,870,579
Other		74,191

Sub-total		1,944,770

Financial liabilities designated at fair value through profit or loss
Derivative-linked securities		10,078,288

Total financial liabilities at fair value through profit or loss	￦	12,023,058

	2018
	(In millions of Korean won)
Financial liabilities at fair value through profit or loss
Securities sold	￦	2,745,906
Other		77,914

Sub-total	￦	2,823,820

Financial liabilities designated at fair value through profit or loss
Derivative-linked securities		12,503,039

Total financial liabilities at fair value through profit or loss	￦	15,326,859

The difference between the carrying amount and contractual cash flow amount of financial liabilities designated at fair value through profit or loss as of December 31, 2018 is as follows:

2018
(In millions of Korean won)
Contractual cash flow amount	￦12,329,525
Carrying amount	12,503,039
Difference	￦ (173,514)

20. Deposits

Details of deposits as of December 31, 2017 and 2018, are as follows:

	2017		2018
	(In millions of Korean won)
Demand deposits
Demand deposits in Korean won	￦	113,676,999	￦	115,602,691
Demand deposits in foreign currencies		6,911,782		6,887,280

Total demand deposits		120,588,781		122,489,971

Time deposits
Time deposits in Korean won		127,562,153		145,336,136
Time deposits in foreign currencies		4,481,607		5,501,887
Fair value adjustments on valuation of fair value hedged items		(51,033)		(89,264)

Sub-total		4,430,574		5,412,623

Total time deposits		131,992,727		150,748,759

Certificates of deposits		3,218,540		3,531,719

Total deposits	￦	255,800,048	￦	276,770,449

21. Debts

Details of debts as of December 31, 2017 and 2018, are as follows:

	2017		2018
	(In millions of Korean won)
Borrowings	￦	16,846,072	￦	19,969,328
Repurchase agreements and others		10,676,219		11,954,491
Call money		1,298,637		1,081,015

Total	￦	28,820,928	￦	33,004,834

Details of borrowings as of December 31, 2017 and 2018, are as follows:

		Lender	Annual interest rate (%)	2017		2018
				(In millions of Korean won)
Borrowings in Korean won	Borrowings from the Bank of Korea	Bank of Korea	0.50~0.75	￦	1,888,880	￦	1,672,714
	Borrowings from the government	SEMAS and others	0.00~3.00		1,726,543		1,745,940
	Borrowings from banks	Shinhan Bank and others	2.99~3.45		36,806		100,100
	Borrowings from non-banking financial institutions	The Korea Development Bank and others	0.22~5.00		1,631,376		1,852,953
	Other borrowings	The Korea Development Bank and others	0.00~5.20		4,409,261		5,033,768

		Sub-total			9,692,866		10,405,475

Borrowings in foreign currencies	Due to banks	Commerzbank AG and Others	—		19,820		13,353
	Borrowings from banks	Central Bank of Uzbekistan and Others	0.00~8.15		5,470,569		7,521,197
	Borrowings from other financial institutions	The Export-Import Bank of Korea and others	3.20~3.94		76,134		18,725
	Other borrowings	Standard Chartered Bank and others	—		1,586,683		2,010,578

		Sub-total			7,153,206		9,563,853

		Total		￦	16,846,072	￦	19,969,328

The details of repurchase agreements and others as of December 31, 2017 and 2018, are as follows:

	Lenders	Annual interest rate (%)	2017		2018
			(In millions of Korean won)
Repurchase agreements	Individuals, Groups and Corporations	1.19~2.22	￦	10,666,315	￦	11,946,896
Bills sold	Counter sale	0.40~1.00		9,904		7,595

	Total		￦	10,676,219	￦	11,954,491

The details of call money as of December 31, 2017 and 2018, are as follows:

	Lenders	Annual interest rate (%)	2017		2018
			(In millions of Korean won)
Call money in Korean won	Deutsche Bank AG, Seoul and others	1.33~1.75	￦	890,000	￦	718,600
Call money in foreign currencies	Central Bank of Uzbekistan and others	1.20~2.20		408,637		362,415

	Total		￦	1,298,637	￦	1,081,015

22. Debentures

Details of debentures as of December 31, 2017 and 2018, are as follows:

	Annual interest rate (%)	2017		2018
		(In millions of Korean won)
Debentures in Korean won
Structured debentures	1.49~5.86	￦	869,294	￦	1,296,860
Subordinated fixed rate debentures in Korean won	1.63~4.35		2,913,411		3,437,729
Fixed rate debentures in Korean won	1.35~5.70		36,823,365		42,203,545
Floating rate debentures in Korean won	1.72~1.77		728,000		1,650,000

Sub-total			41,334,070		48,588,134

Fair value adjustments on fair value hedged financial debentures in Korean won			19,891		19,252
Less: Discount on debentures in Korean won			(53,897)		(33,445)

Sub-total			41,300,064		48,573,941

Debentures in foreign currencies
Floating rate debentures	0.00~3.72		1,371,392		1,791,868
Fixed rate debentures	1.63~3.63		2,363,486		2,951,251

Sub-total			3,734,878		4,743,119

Fair value adjustments on fair value hedged debentures in foreign currencies			(25,941)		(24,073)
Less: Discount on debentures in foreign currencies			(16,277)		(14,290)

Sub-total			3,692,660		4,704,756

Total		￦	44,992,724	￦	53,278,697

Changes in debentures based on face value for the years ended December 31, 2017 and 2018, are as follows:

	2017
	Beginning		Issues		Repayments		Others		Ending
	(In millions of Korean won)
Debentures in Korean won
Structured debentures	￦	1,146,300	￦	3,876,080	￦	(4,153,086)	￦	—	￦	869,294
Subordinated fixed rate debentures in Korean won		3,271,693		—		(358,282)		—		2,913,411
Fixed rate debentures in Korean won		25,627,695		133,283,400		(122,087,730)		—		36,823,365
Floating rate debentures in Korean won		1,108,000		410,000		(790,000)		—		728,000

Sub-total		31,153,688		137,569,480		(127,389,098)		—		41,334,070

Debentures in foreign currencies
Floating rate debentures		1,063,480		1,338,239		(911,936)		(118,391)		1,371,392
Fixed rate debentures		2,803,720		795,150		(945,394)		(289,990)		2,363,486

Sub-total		3,867,200		2,133,389		(1,857,330)		(408,381)		3,734,878

Total	￦	35,020,888	￦	139,702,869	￦	(129,246,428)	￦	(408,381)	￦	45,068,948

	2018
	Beginning		Issues		Repayments		Others		Ending
	(In millions of Korean won)
Debentures in Korean won
Structured debentures	￦	869,294	￦	3,662,797	￦	(3,235,231)	￦	—	￦	1,296,860
Subordinated fixed rate debentures in Korean won		2,913,411		600,000		(75,682)		—		3,437,729
Fixed rate debentures in Korean won		36,823,365		136,987,100		(131,606,920)		—		42,203,545
Floating rate debentures in Korean won		728,000		1,160,000		(238,000)		—		1,650,000

Sub-total	￦	41,334,070	￦	142,409,897	￦	(135,155,833)	￦	—	￦	48,588,134

Debentures in foreign currencies
Floating rate debentures		1,371,392		725,638		(384,230)		79,068		1,791,868
Fixed rate debentures		2,363,486		493,022		—		94,743		2,951,251

Sub-total		3,734,878		1,218,660		(384,230)		173,811		4,743,119

Total	￦	45,068,948	￦	143,628,557	￦	(135,540,063)	￦	173,811	￦	53,331,253

23. Provisions

Details of provisions as of December 31, 2017 and 2018, are as follows:

	2017		2018
	(In millions of Korean won)
Provisions for unused loan commitments	￦	178,202	￦	210,677
Provisions for payment guarantees		88,809		75,175
Provisions for financial guarantee contracts		2,682		4,275
Provisions for restoration cost		95,194		108,000
Others		203,146		127,732

Total	￦	568,033	￦	525,859

Changes in provisions for unused loan commitments, payment guarantees for the years ended December 31, 2017 and 2018, are as follows:

	2017
	Provisions for unused loan commitments		Provisions for payment guarantees		Total
	(In millions of Korean won)
Beginning	￦	189,349	￦	126,428	￦	315,777
Effects of changes in foreign exchange rate		(1,316)		(3,369)		(4,685)
Reversal		(9,850)		(34,250)		(44,100)
Business combination		19		—		19

Ending	￦	178,202	￦	88,809	￦	267,011

	2018
	Provisions for unused loan commitments						Provisions for payment guarantees
	12-month expected credit losses		Lifetime expected credit losses				12-month expected credit losses		Lifetime expected credit losses
			Non- impaired		Impaired				Non- impaired		Impaired
	(In millions of Korean won)
Beginning[1]	￦	124,487	￦	63,407	￦	7,746	￦	41,637	￦	39,628	￦	18,744
Transfer between stages
Transfer to 12-month expected credit losses		25,562		(24,067)		(1,494)		660		(661)		—
Transfer to lifetime expected credit losses (non-impaired)		(11,053)		11,381		(327)		(913)		1,055		(141)
Transfer to lifetime expected credit losses (impaired)		(481)		(1,333)		1,815		(6)		(87)		93
Provision (reversal) for loan losses		(5,932)		19,374		1,141		(14,702)		(10,069)		(897)
Others (change of exchange rate, etc.)		293		158		—		408		243		183

Ending	￦	132,876	￦	68,920	￦	8,881	￦	27,084	￦	30,109	￦	17,982

[1]	Prepared in accordance with IFRS 9

Changes in provisions for financial guarantee contracts for the years ended December 31, 2017 and 2018, are as follows:

	2017		2018
	(In millions of Korean won)
Beginning[1]	￦	4,333	￦	4,857
Reversal		(1,651)		(582)

Ending	￦	2,682	￦	4,275

[1]	Prepared in accordance with IFRS 9.

Changes in provisions for restoration cost for the years ended December 31, 2017 and 2018, are as follows:

	2017		2018
	(In millions of Korean won)
Beginning	￦	84,854	￦	95,194
Provision		5,150		7,301
Reversal		(1,211)		(2,055)
Used		(7,049)		(3,627)
Unwinding of discount		2,078		2,507
Effects of changes in discount rate		10,510		8,680
Business combination		862		—

Ending	￦	95,194	￦	108,000

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

Changes in other provisions for the years ended December 31, 2017 and 2018, are as follows:

	2017
	Membership rewards program		Dormant accounts		Litigations		Greenhouse gas emission liabilities[1]		Others[2]		Total
	(In millions of Korean won)
Beginning	￦	8,790	￦	50,396	￦	20,623	￦	358	￦	52,586	￦	132,753
Increase		81,171		5,133		6,046		—		45,164		137,514
Decrease		(74,849)		(50,479)		(2,906)		(181)		(10,469)		(138,884)
Business Combination		—		—		—		—		71,763		71,763

Ending	￦	15,112	￦	5,050	￦	23,763	￦	177	￦	159,044	￦	203,146

[1]	As of December 31, 2017, the estimated greenhouse gas emission is 112,121 tons.
[2]	As of December 31, 2017, the group’s provision on incomplete sales on cardssurance are ￦26,926 million.

	2018
	Membership rewards program		Dormant accounts		Litigations		Greenhouse gas emission liabilities[1]		Others		Total
	(In millions of Korean won)
Beginning	￦	15,112	￦	5,050	￦	23,763	￦	177	￦	159,044	￦	203,146
Increase		46,277		2,657		2,699		—		24,722		76,355
Decrease		(48,735)		(3,330)		(5,272)		(177)		(94,255)		(151,769)

Ending	￦	12,654	￦	4,377	￦	21,190	￦	—	￦	89,511	￦	127,732

[1]	As of December 31, 2018, the Group’s provision on incomplete sales on cardssurance are ￦26,930 million.

24. Net Defined Benefit Liabilities (Assets)

Defined benefit plan

The Group operates defined benefit plans which have the following characteristics:

•	The Group has the obligation to pay the agreed benefits to all its current and former employees.

•	Actuarial risk (that benefits will cost more than expected) and investment risk fall, in substance, on the Group.

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

Changes in the net defined benefit liabilities for the years ended December 31, 2017 and 2018, are as follows:

	2017
	Present value of defined benefit obligation		Fair value of plan assets		Net defined benefit liabilities
	(In millions of Korean won)
Beginning	￦	1,576,003	￦	(1,479,704)	￦	96,299
Current service cost		208,037		—		208,037
Past service cost		21,356		—		21,356
Interest cost (income)		40,351		(36,243)		4,108
Remeasurements:
Actuarial gains and losses by changes in demographic assumptions		22,878		—		22,878
Actuarial gains and losses by changes in financial assumptions		(86,459)		—		(86,459)
Actuarial gains and losses by experience adjustments		17,541		—		17,541
Return on plan assets (excluding amounts included in interest income)		—		16,220		16,220
Contributions:
The Group		—		(230,785)		(230,785)
Payments from plans (benefit payments)		(216,817)		216,698		(119)
Payments from the Group		(23,779)		—		(23,779)
Transfer in		8,604		(8,383)		221
Transfer out		(8,712)		8,672		(40)
Effect of exchange rate changes		(25)		—		(25)
Effect of business combination and disposal of business		282,988		(177,832)		105,156
Others		25		3,174		3,199

Ending[1]	￦	1,841,991	￦	(1,688,183)	￦	153,808

[1]	The net defined benefit liabilities of ￦153,808 million is calculated by subtracting ￦894 million net defined benefit assets from ￦154,702 million net defined benefit liabilities

	2018
	Present value of defined benefit obligation		Fair value of plan assets		Net defined benefit liabilities
	(In millions of Korean won)
Beginning	￦	1,841,991	￦	(1,688,183)	￦	153,808
Current service cost		208,470		—		208,470
Past service cost		30,218		—		30,218
Gain or loss on settlement		(1,000)		—		(1,000)
Interest cost (income)		51,522		(47,689)		3,833
Remeasurements:
Actuarial gains and losses by changes in demographic assumptions		38,894		—		38,894
Actuarial gains and losses by changes in financial assumptions		95,111		—		95,111
Actuarial gains and losses by experience adjustments		33,968		—		33,968
Return on plan assets (excluding amounts included in interest income)		—		22,420		22,420
Contributions		—		(300,245)		(300,245)
Payments from plans (benefit payments)		(103,663)		103,652		(11)
Payments from the Group		(29,583)		—		(29,583)
Transfer in		8,614		(8,394)		220
Transfer out		(8,394)		8,394		—
Effect of exchange rate changes		17		—		17
Effect of business combination and disposal of business		—		—		—
Others		6,095		(2)		6,093

Ending	￦	2,172,260	￦	(1,910,047)	￦	262,213

Details of the net defined benefit liabilities as of December 31, 2017 and 2018, are as follows:

	2017		2018
	(In millions of Korean won)
Present value of defined benefit obligation	￦	1,841,991	￦	2,172,260
Fair value of plan assets		(1,688,183)		(1,910,047)

Net defined benefit liabilities	￦	153,808	￦	262,213

Details of post-employment benefits recognized in profit or loss as employee compensation and benefits for the years ended December 31, 2016, 2017 and 2018, are as follows:

	2016		2017		2018
	(In millions of Korean won)
Current service cost	￦	192,010	￦	208,037	￦	208,470
Past service cost[1]		4,408		21,356		7,912
Net interest expenses of net defined benefit liabilities		1,674		4,108		3,833
Gain or loss on settlement		(396)		—		(1,000)

Post-employment benefits[2]	￦	197,696	￦	233,501	￦	219,215

[1]	During the year ended December 31, 2018, other provisions (amounting to ￦22,306 million as of December 31, 2017) were transferred into net defined benefit liabilities.
[2]

Including post-employment benefits amounting to ￦2,047 million recognized as other operating expense and prepayment of ￦83 million recognized as other assets as of and for the year ended December 31, 2018, and post-employment benefits amounting to ￦1,755 million recognized as other operating expense and prepayment of ￦42 million recognized as other assets for the year ended December 31, 2017.

Remeasurements of the net defined benefit liabilities recognized as other comprehensive income for the years ended December 31, 2016, 2017 and 2018, are as follows:

	2016		2017		2018
	(In millions of Korean won)
Remeasurements:
Return on plan assets (excluding amounts included in interest income)	￦	(11,071)	￦	(16,220)	￦	(22,420)
Actuarial gains and losses		27,787		46,040		(167,973)
Income tax effects		(4,045)		(7,215)		52,377

Remeasurements after income tax	￦	12,671	￦	22,605	￦	(138,016)

The details of fair value of plan assets as of December 31, 2017 and 2018, are as follows:

	2017
	Assets quoted in an active market		Assets not quoted in an active market		Total
	(In millions of Korean won)
Cash and due from financial institutions	￦	—	￦	1,686,012	￦	1,686,012
Investment fund		—		2,171		2,171

Total	￦	—	￦	1,688,183	￦	1,688,183

	2018
	Assets quoted in an active market		Assets not quoted in an active market		Total
	(In millions of Korean won)
Cash and due from financial institutions	￦	—	￦	1,908,028	￦	1,908,028
Investment fund		—		2,019		2,019

Total	￦	—	￦	1,910,047	￦	1,910,047

Key actuarial assumptions used as of December 31, 2017 and 2018, are as follows:

	2017	2018
Discount rate (%)	2.10 ~ 2.90	2.00 ~ 2.30
Salary increase rate (%)	0.00 ~ 7.50	0.00 ~ 7.50
Turnover (%)	0.00 ~ 50.00	0.00 ~ 50.00

Mortality assumptions are based on the experience-based mortality table of Korea Insurance Development Institute of 2015.

The sensitivity of the defined benefit obligation to changes in the weighted principal assumptions as of December 31, 2018, are as follows:

	Changes in principal assumption	Effect on net defined benefit obligation
		Increase in principal assumption	Decrease in principal assumption
Discount rate (%)	0.5 p.	4.23 decrease	4.48 increase
Salary increase rate (%)	0.5 p.	4.13 increase	3.95 decrease
Turnover (%)	0.5 p.	0.66 decrease	0.57 increase

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

Expected maturity analysis of undiscounted pension benefits (including expected future benefit) as of December 31, 2018, is as follows:

	Up to 1 year		1~2 years		2~5 years		5~10 years		Over 10 years		Total
	(In millions of Korean won)
Pension benefits[1]	￦	61,787	￦	121,233	￦	600,804	￦	1,307,327	￦	3,766,739	￦	5,857,890

[1]	Excluded amount to be settled per promotion-incentivized defined contribution plan.

The weighted average duration of the defined benefit obligation is 1.0 ~ 11.2 years.

Expected contribution to plan assets for periods after December 31, 2018, is estimated to be ￦207,020 million.

25. Other Liabilities

Details of other liabilities as of December 31, 2017 and 2018, are as follows:

	2017		2018
	(In millions of Korean won)
Other financial liabilities
Other payables	￦	8,806,967	￦	7,910,887
Prepaid card and debit card		21,767		25,831
Accrued expenses		2,654,345		2,986,210
Financial guarantee liabilities		34,114		43,395
Deposits for letter of guarantees and others		798,207		685,451
Domestic exchange settlement credits		48,133		1,689,908
Foreign exchanges settlement credits		124,728		102,187
Borrowings from other business accounts		5,408		13,166
Other payables from trust accounts		5,018,031		5,285,108
Liability incurred from agency relationships		518,955		605,076
Account for agency businesses		257,761		460,949
Dividend payables		474		2,019
Others		41,114		18,120

Sub-total		18,330,004		19,828,307

Other non-financial liabilities
Other payables		196,142		319,267
Unearned revenue		271,787		378,792
Accrued expenses		634,236		744,863
Deferred revenue on credit card points		176,840		187,459
Withholding taxes		179,903		137,236
Separate account liabilities		4,463,687		5,401,192
Others		217,709		203,880

Sub-total		6,140,304		7,372,689

Total	￦	24,470,308	￦	27,200,996

26. Equity

26.1 Share Capital

Details of share capital and number of issued shares of the Parent Company as of December 31, 2017 and 2018, are as follows:

	2017		2018
Type of share	Ordinary shares		Ordinary shares
Number of authorized shares		1,000,000,000		1,000,000,000
Par value per share	￦	5,000	￦	5,000
Number of issued shares		418,111,537		418,111,537
Share capital[1]	￦	2,090,558	￦	2,090,558

[1]	In millions of Korean won.

Changes in outstanding shares for the years ended December 31, 2017 and 2018, are as follows:

	2017	2018
	(In number of shares)
Beginning	398,285,437	399,037,583
Increase	4,513,969	—
Decrease	(3,761,823)	(3,486,286)

Ending	399,037,583	395,551,297

26.2 Capital Surplus

Details of capital surplus as of December 31, 2017 and 2018, are as follows:

	2017		2018
	(In millions of Korean won)
Share premium	￦	13,190,274	￦	13,190,274
Loss on sales of treasury shares		(481,332)		(481,332)
Other capital surplus		4,413,286		4,412,718

Total	￦	17,122,228	￦	17,121,660

26.3 Accumulated Other Comprehensive Income

Details of accumulated other comprehensive income as of December 31, 2017 and 2018, are as follows:

	2017		2018
	(In millions of Korean won)
Remeasurements of net defined benefit liabilities	￦	(96,385)	￦	(234,401)
Exchange differences on translating foreign operations		(56,589)		(5,784)
Change in value of available-for-sale financial assets		694,321		—
Change in value of held-to-maturity financial assets		(78)		—
Financial assets measured at fair value through other comprehensive income		—		450,694
Shares of other comprehensive income of associates		1,069		(4,377)
Cash flow hedges		14,980		5,849
Hedges of net investments in foreign operations		(5,958)		(33,092)
Other comprehensive income of separate account		(13,692)		15,017
Profit or loss from credit risk of financial liabilities designated at fair value		—		(8,954)
Net loss on overlay adjustment		—		(7,146)

Total	￦	537,668	￦	177,806

26.4 Retained Earnings

Details of retained earnings as of December 31, 2017 and 2018, are as follows:

	2017		2018
	(In millions of Korean won)
Legal reserves[1]	￦	334,873	￦	390,216
Voluntary reserves		982,000		982,000
Unappropriated retained earnings		13,727,331		15,910,225

Total	￦	15,044,204	￦	17,282,441

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

[2]	Retained earnings restricted for dividend at subsidiaries level pursuant to law and regulations amounts to ￦3,130,765 million as of December 31, 2018.

26.5 Treasury Shares

Changes in treasury shares outstanding for the year ended December 31, 2017 and 2018 are as follows:

	2017
	Beginning		Acquisition		Disposal		Ending
	(In number of shares and millions of Korean won)
Number of treasury shares[1]		19,826,100		3,761,823		(4,513,969)		19,073,954
Carrying amount[1]	￦	721,973	￦	202,051	￦	(168,051)	￦	755,973

[1]

For the year ended December 31, 2017, the treasury stock trust agreement of ￦800,000 million with Samsung Securities Co., Ltd., which had been signed in previous year, was terminated. In order to increase shareholder value, the Group entered into another treasury stock trust agreement of ￦300,000 million with Samsung Securities Co., Ltd. for the year ended December 31, 2017.

	2018
	Beginning		Acquisition		Disposal		Ending
	(In number of shares and millions of Korean won)
Number of treasury shares[1]		19,073,954		3,486,286		—		22,560,240
Carrying amount[1]	￦	755,973	￦	212,576	￦	—	￦	968,549

[1]

For the year ended December 31, 2018, the treasury stock trust agreement of ￦300,000 million with Samsung Securities Co., Ltd., which had been signed in 2018, was terminated. In order to increase shareholder value, the Group entered into another treasury stock trust agreement of ￦300,000 million with Samsung Securities Co., Ltd. for the year ended December 31, 2018.

27. Net Interest Income

Details of interest income and interest expense for the years ended December 31, 2016, 2017 and 2018 are as follows:

	2016[1]
	(In millions of Korean won)
Interest income
Due from financial institutions	￦	111,433
Financial assets at fair value through profit or loss		313,077
Loans		8,905,769
Financial investments
Available-for-sale financial assets		426,762
Held-to-maturity financial assets		463,200
Other		114,718

Sub-total	￦	10,334,959

Interest expenses
Deposits		2,476,579
Debts		229,475
Debentures		853,430
Other		59,869

Sub-total		3,619,353

Net interest income	￦	6,715,606

	2017[1]
	(In millions of Korean won)
Interest income
Due from financial institutions	￦	127,434
Financial assets at fair value through profit or loss		536,605
Loans		9,990,792
Financial investments
Available-for-sale financial assets		678,716
Held-to-maturity financial assets		480,595
Other		104,915

Sub-total		11,919,057

Interest expenses
Deposits		2,345,885
Debts		367,587
Debentures		880,709
Other		78,262

Sub-total		3,672,443

Net interest income	￦	8,246,614

[1]	Regarding reclassification of interest income following the change in accounting policy, interest income for 2016 and 2017, has been restated.

	2018
	(In millions of Korean won)
Interest income
Due from financial institutions at fair value through profit or loss	￦	9,236
Securities measured at fair value through profit or loss		713,058
Loans measured at fair value through profit or loss		26,066
Securities measured at fair value through other comprehensive income		718,327
Loans measured at fair value through other comprehensive income		2,373
Deposits at amortized cost		109,155
Securities measured at amortized cost		604,709
Loans at amortized cost		11,431,359
Other		120,286

Sub-total		13,734,569

Interest expenses
Deposits		3,041,739
Debts		544,562
Debentures		1,148,729
Other		94,611

Sub-total		4,829,641

Net interest income	￦	8,904,928

Interest income recognized on impaired loans is ￦48,974 million (2017: ￦54,235 million, 2016: ￦60,212 million) for the year ended December 31, 2018. Interest income recognized on impaired financial investments does not exist (2017: ￦-, 2016: ￦226 million) for the year ended December 31, 2018.

28. Net Fee and Commission Income

Details of fee and commission income, and fee and commission expense for the years ended December 31, 2016, 2017 and 2018, are as follows:

	2016		2017		2018
	(In millions of Korean won)
Fee and commission income
Banking activity fees	￦	176,968	￦	188,405	￦	208,443
Lending activity fees		79,287		74,858		74,340
Credit & Debit card related fees and commissions[1]		1,628,033		1,847,743		1,360,515
Agent activity fees		172,220		152,028		149,585
Trust and other fiduciary fees		219,215		353,903		363,767
Fund management related fees		119,745		132,889		132,657
Guarantee fees		40,710		49,546		44,104
Foreign currency related fees		99,022		106,038		124,201
Commissions from transfer agent services		166,371		195,556		167,071
Other business account commission on consignment		33,707		33,793		36,947
Commissions received on securities business		154,966		450,199		518,309
Lease fees		75,737		144,221		246,537
Others		184,896		259,071		291,244

Sub-total		3,150,877		3,988,250		3,717,720

Fee and commission expense
Trading activity related fees[2]		15,555		29,547		31,889
Lending activity fees		15,010		23,253		25,734
Credit card related fees and commissions		1,209,553		1,482,221		907,831
Outsourcing related fees		91,700		127,542		164,594
Foreign currency related fees		17,205		27,394		43,053
Other		216,962		248,269		301,243

Sub-total		1,565,985		1,938,226		1,474,344

Net fee and commission income	￦	1,584,892	￦	2,050,024	￦	2,243,376

[1]

In accordance with IFRS 15, the amount of ￦743,238 related to the services provided to the members is deducted from the income and expenses related to credit and debit card for the year ended December 31, 2018.

[2]	The fees from financial instruments at fair value through profit or loss.

29. Net Gains or Losses on Financial Assets/Liabilities at Fair Value Through Profit or Loss

29.1 Net Gains or Losses on Financial Instruments Held for Trading

Net gain or loss from financial instruments at fair value through profit or loss includes dividend income, gains or losses arising from changes in the fair values, sales and redemptions. Details of net gain or loss from financial instruments held for trading for the years ended December 31, 2016, 2017 and 2018, are as follows:

	2016[1]
	(In millions of Korean won)
Gains related to financial instruments held for trading
Financial assets held for trading
Debt securities	￦	144,843
Equity securities		120,289

Sub-total		265,132

Derivatives held for trading
Interest rate		1,162,058
Currency		3,751,706
Stock or stock index		899,185
Credit		52,988
Commodity		4,284
Other		4,808

Sub-total		5,875,029

Financial liabilities held for trading		100,246

Other financial instruments		238

Total	￦	6,240,645

Losses related to financial instruments held for trading
Financial assets held for trading
Debt securities	￦	265,760
Equity securities		114,052

Sub-total		379,812

Derivatives held for trading
Interest rate		1,164,423
Currency		3,827,928
Stock or stock index		658,832
Credit		46,251
Commodity		3,545
Other		1,291

Sub-total		5,702,270

Financial liabilities held for trading		99,024

Other financial instruments		173

Total	￦	6,181,279

Net gains or losses on financial instruments held for trading	￦	59,366

	2017[1]
	(In millions of Korean won)
Gains related to financial instruments held for trading
Financial assets held for trading
Debt securities	￦	191,243
Equity securities		546,169

Sub-total		737,412

Derivatives held for trading
Interest rate		1,753,449
Currency		5,777,818
Stock or stock index		2,094,667
Credit		76,700
Commodity		17,278
Other		23,397

Sub-total		9,743,309

Financial liabilities held for trading		29,726

Other financial instruments		109

Total	￦	10,510,556

Losses related to financial instruments held for trading
Financial assets held for trading
Debt securities	￦	315,506
Equity securities		353,864

Sub-total		669,370

Derivatives held for trading
Interest rate		1,625,541
Currency		5,661,323
Stock or stock index		1,445,714
Credit		76,483
Commodity		8,481
Other		20,053

Sub-total		8,837,595

Financial liabilities held for trading		58,267

Other financial instruments		117

Total		9,565,349

Net gains or losses on financial instruments held for trading	￦	945,207

[1]	Regarding reclassification of interest income following the change of accounting policy, gains related to financial instruments held for trading for 2016 and 2017, has been restated.

	2018
	(In millions of Korean won)
Revenue from financial instruments at fair value through profit or loss
Financial assets at fair value through profit or loss
Debt securities	￦	1,544,892
Equity securities		571,404

Sub-total		2,116,296

Derivatives held for trading
Interest rate		2,328,576
Currency		3,764,985
Stock or stock index		1,383,446
Credit		38,461
Commodity		8,285
Other		92,947

Sub-total		7,616,700

Financial liabilities at fair value through profit or loss		72,410

Other financial instruments		22

Total	￦	9,805,428

Expense from financial instruments at fair value through profit or loss
Financial assets at fair value through profit or loss
Debt securities	￦	850,129
Equity securities		475,968

Sub-total		1,326,097

Derivatives held for trading
Interest rate		2,610,305
Currency		3,499,356
Stock or stock index		1,626,007
Credit		36,747
Commodity		10,456
Other		117,741

Sub-total		7,900,612

Financial liabilities at fair value through profit or loss		134,287

Other financial instruments		60

Total		9,361,056

Net gains or losses on financial instruments held for trading	￦	444,372

29.2 Net Gains or Losses on Financial Instruments Designated at Fair Value Through Profit or Loss

Net gain or loss from financial instruments designated at fair value through profit or loss includes dividend income and gains or losses arising from changes in the fair values, sales and redemptions. Details of net gain or loss from financial instruments designated at fair value through profit or loss for the years ended December 31, 2016, 2017 and 2018, are as follows:

	2016[1]		2017[1]		2018
	(In millions of Korean won)
Revenue from financial instruments designated at fair value through profit or loss
Financial assets designated at fair value through profit or loss	￦	118,371	￦	128,673	￦	—
Financial liabilities designated at fair value through profit or loss		91,357		474,736		667,508

Sub-total		209,728		603,409		667,508

Expense from financial instruments designated at fair value through profit or loss
Financial assets designated at fair value through profit or loss		8,447		78,113		—
Financial liabilities designated at fair value through profit or loss		582,492		1,266,779		760,577

Sub-total		590,939		1,344,892		760,577

Net gains or losses on financial instruments designated at fair value through profit or loss	￦	(381,211)	￦	(741,483)	￦	(93,069)

[1]	Regarding reclassification of interest income following the change of accounting policy, gains related to financial instruments held for trading for 2016 and 2017, has been restated.

30. Other Operating Income and Expenses

Details of other operating income and expenses for the years ended December 31, 2016, 2017 and 2018, are as follows:

	2016
	(In millions of Korean won)
Other operating income
Revenue related to available-for-sale financial assets
Gain on redemption of available-for-sale financial assets	￦	226
Gain on sale of available-for-sale financial assets		236,344
Reversal for impairment on available-for-sale financial assets		328

Sub-total		236,898

Revenue related to held-to-maturity financial assets
Gain on redemption of held-to-maturity financial assets		—

Sub-total		—

Gain on foreign exchange transactions		3,567,560
Dividend income		134,989
Others		278,827

Total other operating income		4,218,274

Other operating expenses
Expense related to available-for-sale financial assets
Loss on redemption of available-for-sale financial assets		—
Loss on sale of available-for-sale financial assets		44,360
Impairment on available-for-sale financial assets		35,216

Sub-total		79,576

Loss on foreign exchanges transactions		3,303,205
Others		1,251,401

Total other operating expenses		4,634,182

Net other operating expenses	￦	(415,908)

	2017
	(In millions of Korean won)
Other operating income
Revenue related to available-for-sale financial assets
Gain on redemption of available-for-sale financial assets	￦	884
Gain on sale of available-for-sale financial assets		113,001

Sub-total		113,885

Revenue related to held-to-maturity financial assets
Gain on redemption of held-to-maturity financial assets		374

Sub-total		374

Gain on foreign exchange transactions		2,520,168
Dividend income		276,829
Others		325,745

Total other operating income		3,237,001

Other operating expenses
Expense related to available-for-sale financial assets
Loss on redemption of available-for-sale financial assets		1,403
Loss on sale of available-for-sale financial assets		174,543
Impairment on available-for-sale financial assets		47,917

Sub-total		223,863

Loss on foreign exchanges transactions		2,472,657
Others		1,442,371

Total other operating expenses		4,138,891

Net other operating expenses	￦	(901,890)

	2018
	(In millions of Korean won)
Other operating income
Revenue related to financial assets mandatorily measured at fair value through other comprehensive income
Gain on redemption of financial assets mandatorily measured at fair value through other comprehensive income	￦	259
Gain on sale of financial assets mandatorily measured at fair value through other comprehensive income		134,875

Sub-total		135,134

Financial assets at amortized cost
Gain on sale of loans at amortized cost		46,877

Sub-total		46,877

Gain on foreign exchange transactions		1,600,161
Dividend income		83,930
Others		260,709

Total other operating income		2,126,811

Other operating expenses
Expense on redemption of financial assets mandatorily measured at fair value through other comprehensive income
Losses on redemption of financial assets mandatorily measured at fair value through other comprehensive income		17
Losses on sale of financial assets mandatorily measured at fair value through other comprehensive income		35,864

Sub-total		35,881

Financial assets at amortized cost
Loss on sale of loans at amortized cost		9,006

Sub-total		9,006

Loss on foreign exchanges transactions		1,539,837
Others		1,672,123

Total other operating expenses		3,256,847

Net other operating expenses	￦	(1,130,036)

31. General and Administrative Expenses

31.1 General and Administrative Expenses

Details of general and administrative expenses for the years ended December 31, 2016, 2017 and 2018, are as follows:

	2016		2017		2018
	(In millions of Korean won)
Employee Benefits
Salaries and short-term employee benefits—salaries	￦	1,874,396	￦	2,465,132	￦	2,512,945
Salaries and short-term employee benefits—others		734,119		822,536		870,356
Post-employment benefits—defined benefit plans		196,119		231,704		217,085
Post-employment benefits—defined contribution plans		9,361		15,046		21,056
Termination benefits		903,435		160,798		242,010
Share-based payments		38,190		73,370		10,930

Sub-total		3,755,620		3,768,586		3,874,382

Depreciation and amortization		288,620		370,378		408,771

Other general and administrative expenses
Rental expense		280,888		320,920		361,344
Tax and dues		134,892		195,965		214,683
Communication		37,114		44,516		46,661
Electricity and utilities		29,921		31,158		28,823
Publication		17,300		17,383		16,018
Repairs and maintenance		15,722		20,524		22,432
Vehicle		9,624		11,587		12,495
Travel		8,059		17,407		19,393
Training		23,426		26,664		30,310
Service fees		129,032		179,311		210,081
Electronic data processing expenses		160,863		172,007		189,007
Advertising		142,186		199,676		217,244
Others		195,444		252,582		266,868

Sub-total		1,184,471		1,489,700		1,635,359

Total	￦	5,228,711	￦	5,628,664	￦	5,918,512

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

Details of stock grants linked to long-term performance as of December 31, 2018, are as follows:

	Grant date	Number of granted shares[1]	Vesting conditions[2]
	(In number of shares)
KB Financial Group Inc.
Series 17	Jan. 01, 2017	16,579	Services fulfillment, Achievement of targets on the basis of market performance (30~50%)3, Achievement of targets on the basis of non-market performance (50~70%)[4]
Series 18	July. 17, 2017	7,444	Services fulfillment, Achievement of targets on the basis of market performance (30~50%)[3], Achievement of targets on the basis of non-market performance (50~70%)[4]
Series 19	Nov. 21, 2017	46,890	Services fulfillment, Achievement of targets on the basis of market performance (35%)[3], Achievement of targets on the basis of non-market performance (65%)[5]
Series 20	Jan. 01, 2018	35,330	Services fulfillment, Achievement of targets on the basis of market performance (30~50%)[3], Achievement of targets on the basis of non-market performance (50~70%)[4]
Deferred grant	2012	5,415	Satisfied in 2012
Deferred grant	2013	588	Satisfied in 2013
Deferred grant	2015	15,154	Satisfied in 2015
Deferred grant	2016	14,538	Satisfied in 2016
Deferred grant	2017	73,473	Satisfied in 2017

Sub-total		215,411

Kookmin Bank
Series 69	Jan. 01, 2017	173,030	Services fulfillment, Achievement of targets on the basis of market performance (30~50%), Achievement of targets on the basis of non-market performance (50~70%)
Series 71	Aug. 26, 2017	4,372	Services fulfillment, Achievement of targets on the basis of market performance (30~50%), Achievement of targets on the basis of non-market performance (50~70%)
Series 72	Aug. 28, 2017	5,601	Services fulfillment, Achievement of targets on the basis of market performance (30~50%), Achievement of targets on the basis of non-market performance (50~70%)
Series 73	Nov. 21, 2017	27,786	Services fulfillment, Achievement of targets on the basis of market performance (30~50%), Achievement of targets on the basis of non-market performance (50~70%)
Series 74	Jan. 01, 2018	190,536	Services fulfillment, Achievement of targets on the basis of market performance (30~50%), Achievement of targets on the basis of non-market performance (50~70%)
Deferred grant	2015	33,050	Satisfied
Deferred grant	2016	110,967	Satisfied
Deferred grant	2017	139,697	Satisfied

Sub-total		685,039

	Grant date	Number of granted shares[1]	Vesting conditions[2]
	(In number of shares)
Other subsidiaries
Stock granted in 2010	—	206	Services fulfillment, Achievement of targets on the basis of market performance (10~50%), Achievement of targets on the basis of non-market performance (50~90%)
Stock granted in 2011	—	382
Stock granted in 2012	—	1,540
Stock granted in 2013	—	2,093
Stock granted in 2014	—	1,885
Stock granted in 2015	—	11,533
Stock granted in 2016	—	122,494
Stock granted in 2017	—	297,384
Stock granted in 2018	—	147,034

Sub-total		584,551

Total		1,485,001

[1]

Granted shares represent the total number of shares initially granted to directors and employees that have residual shares at the end of reporting period (Deferred grants are residual shares at the end of the reporting period).

[2]

Executives and employees were given the option of deferring payment of the granted shares (after the date of retirement), payment ratio, and payment period. Accordingly, a certain percentage of the granted amount is deferred for up to five years after the date of retirement when the deferred grant has been confirmed.

[3]

Relative TSR (Total Shareholders Return) : ((fair value at contract end date—fair value at contract commencement date) + (total dividend paid for the period)) / fair value at contract commencement date

[4]	Accomplishment of subsidiaries’ performance and accomplishment of performance results
[5]	EPS, Asset Quality, HCROI, Accomplishment of Non-Banking performance

Details of stock grants linked to short-term performance as of December 31, 2018, are as follows:

	Grant date	Estimated number of vested shares[1]	Vesting conditions
	(In number of shares)
KB Financial Group Inc.
Stock granted in 2010	Jan. 01, 2010	322	Satisfied
Stock granted in 2011	Jan. 01, 2011	1,728	Satisfied
Stock granted in 2012	Jan. 01, 2012	2,642	Satisfied
Stock granted in 2013	Jan. 01, 2013	474	Satisfied
Stock granted in 2015	Jan. 01, 2015	13,516	Satisfied
Stock granted in 2016	Jan. 01, 2016	16,526	Satisfied
Stock granted in 2017	Jan. 01, 2017	16,855	Satisfied
Stock granted in 2018	Jan. 01, 2018	23,216	Proportional to service period
Kookmin Bank
Stock granted in 2015	Jan. 01, 2015	58,366	Satisfied
Stock granted in 2016	Jan. 01, 2016	83,794	Satisfied
Stock granted in 2017	Jan. 01, 2017	80,331	Satisfied
Stock granted in 2018	Jan. 01, 2018	109,871	Proportional to service period
Other subsidiaries
Stock granted in 2015	—	67,912	Satisfied
Stock granted in 2016	—	149,326	Satisfied
Stock granted in 2017	—	335,401	Satisfied
Stock granted in 2018	—	286,707	Proportional to service period

[1]

Executives and employees were given the option of deferred payment of the granted shares (after the date of retirement), payment ratio, and payment period. Accordingly, a certain percentage of the granted amount is deferred for up to five years after the date of retirement after the deferred grant has been confirmed.

Share grants are measured at fair value using the Monte Carlo Simulation Model and assumptions used in determining the fair value as of December 31, 2018, are as follows:

	Risk free rate (%)	Fair value (Market performance condition)	Fair value (Non-market performance condition)
Linked to long term performance
(KB Financial Group Inc.)
Series 17	1.75	40,224~47,153	40,224~47,153
Series 18	1.75	41,473~45,236	41,473~45,236
Series 19	1.75	36,941~40,362	40,368~44,107
Series 20	1.75	39,641~44,580	40,224~45,236
Deferred grant in 2012	1.75	—	34,180~40,662
Deferred grant in 2013	1.75	—	31,245~38,404
Deferred grant in 2015	1.75	—	39,077~47,153
Deferred grant in 2016	1.75	—	40,224~47,153
Deferred grant in 2017	1.75	—	41,473~47,153

	Risk free rate (%)	Fair value (Market performance condition)	Fair value (Non-market performance condition)
(Kookmin Bank)
Series 69	1.75	40,224~47,153	40,224~47,153
Series 71	1.75	41,473~45,236	41,473~45,236
Series 72	1.75	41,473~45,236	41,473~45,236
Series 73	1.75	41,614~45,382	41,614~45,382
Series 74	1.75	38,510~44,580	39,077~45,236
Grant deferred in 2015	1.75	—	42,682~47,153
Grant deferred in 2016	1.75	—	40,224~47,153
Grant deferred in 2017	1.75	—	41,473~47,153

(Other subsidiaries)
Share granted in 2010	1.75	—	43,965~47,153
Share granted in 2011	1.75	—	43,965~47,153
Share granted in 2012	1.75	—	43,965~47,153
Share granted in 2013	1.75	—	43,965~47,153
Share granted in 2014	1.75	—	43,965~47,153
Share granted in 2015	1.75	—	39,077~47,153
Share granted in 2016	1.75	42,682~47,153	40,224~47,153
Share granted in 2017	1.75	39,077~47,153	39,077~47,153
Share granted in 2018	1.75	36,769~44,580	37,840~46,317

Linked to short-term performance
(KB Financial Group Inc.)
Share granted in 2010	1.75	—	40,662
Share granted in 2011	1.75	—	38,111~40,662
Share granted in 2012	1.75	—	34,180~40,662
Share granted in 2013	1.75	—	31,245~37,881
Share granted in 2015	1.75	—	39,077~47,153
Share granted in 2016	1.75	—	37,840~47,153
Share granted in 2017	1.75	—	40,224~47,153
Share granted in 2018	1.75	—	40,224~47,153

(Kookmin Bank)
Share granted in 2015	1.75	—	40,224~47,153
Share granted in 2016	1.75	—	39,077~47,153
Share granted in 2017	1.75	—	39,077~47,153
Share granted in 2018	1.75	—	39,077~45,236

(Other subsidiaries)
Share granted in 2015	1.75	—	39,077~47,153
Share granted in 2016	1.75	—	37,840~47,153
Share granted in 2017	1.75	—	37,840~47,153
Share granted in 2018	1.75	—	37,840~64,683

The Group used the volatility of the stock price over the previous year as the expected volatility, and used the dividend yield as the arithmetic mean of the dividend rate of one year before, two years before, and three years before the base year, in order to calculate fair value.

As of December 31, 2017 and 2018, the accrued expenses related to share-based payments including share grants amounted to ￦ 133,496 million and ￦ 111,058 million, respectively, and the compensation costs from share grants amounting to ￦ 73,370 million and ￦ 10,930 million were incurred during the years ended 2017 and 2018, respectively.

Details of Mileage stock as of December 31, 2018, are as follows:

	Grant date	Number of granted shares[1]	Expected exercise period (years)[1]	Remaining shares[2]
	(In number of shares)
Stock granted in 2016	Jan. 23, 2016	33,829	0.00~0.06	12,334
	Apr. 29, 2016	60	0.00~0.33	21
	Jul. 07, 2016	280	0.00~0.52	62
	Jul. 18, 2016	767	0.00~0.55	—
	Aug. 03, 2016	107	0.00~0.59	38
	Aug. 17, 2016	51	0.00~0.63	23
	Aug. 30, 2016	256	0.00~0.66	168
	Sept. 06, 2016	206	0.00~0.68	103
	Oct. 07, 2016	105	0.00~0.77	69
	Nov. 01, 2016	118	0.00~0.84	24
	Dec. 07, 2016	211	0.00~0.93	96
	Dec. 08, 2016	43	0.00~0.94	32
	Dec. 15, 2016	12	0.00~0.96	12
	Dec. 20, 2016	309	0.00~0.97	169
	Dec. 28, 2016	76	0.00~0.99	40
	Dec. 30, 2016	210	0.00~1.00	79
Stock granted in 2017	Jan. 09, 2017	28,925	0.00~1.02	13,198
	Feb. 03, 2017	43	0.00~1.09	28
	Apr. 03, 2017	82	0.00~1.25	61
	May. 22, 2017	20	0.00~1.39	20
	Jul. 03, 2017	52	0.00~1.50	52
	Aug. 07, 2017	29	0.00~1.60	19
	Aug. 08, 2017	5	0.00~1.60	2
	Aug. 16, 2017	204	0.00~1.62	166
	Aug. 17, 2017	40	0.00~1.63	32
	Aug. 24, 2017	387	0.00~1.65	323
	Sep. 08, 2017	82	0.00~1.69	73
	Oct. 20, 2017	9	0.00~1.80	—
	Nov. 01, 2017	120	0.00~1.84	103
	Nov. 06, 2017	106	0.00~1.85	106
	Dec. 06, 2017	105	0.00~1.93	91
	Dec. 26, 2017	254	0.00~1.99	215
	Dec. 29, 2017	114	0.00~1.99	98
Stock granted in 2018	Jan. 10, 2018	19,197	0.00~2.03	18,663
	Feb. 12, 2018	9	0.00~2.12	9
	Apr. 02, 2018	115	0.00~2.25	115
	Apr. 30, 2018	86	0.00~2.33	86
	May. 08, 2018	170	0.00~2.35	166
	Jun. 01, 2018	140	0.00~2.42	140
	Jul. 02, 2018	180	0.00~2.50	180
	Aug. 07, 2018	194	0.00~2.60	194
	Aug. 09, 2018	47	0.00~2.61	47
	Aug. 14, 2018	30	0.00~2.62	30
	Aug. 16, 2018	130	0.00~2.62	130
	Sep. 07, 2018	106	0.00~2.68	106
	Oct. 04, 2018	129	0.00~2.76	129
	Nov. 01, 2018	258	0.00~2.84	258
	Nov. 06, 2018	236	0.00~2.85	236
	Dec. 04, 2018	21	0.00~2.93	21
	Dec. 07, 2018	91	0.00~2.93	91
	Dec. 03, 2018	132	0.00~2.92	132
	Dec. 12, 2018	64	0.00~2.95	64
	Dec. 18, 2018	271	0.00~2.96	271
	Dec. 19, 2018	42	0.00~2.97	42
	Dec. 31, 2018	127	0.00~3.00	127

	Total	88,992	Total	49,094

[1]

Mileage stock may be exercised after one year from the grant date for two years. When the mileage stock is exercised, the closing price of prior month is applied. However, in case of transfer or retirement during the vesting period, mileage stock may still be exercised at the closing price of prior month.

[2]	The remaining shares are assessed based on the stock price as of December 31, 2018. These shares may be vested immediately at grant date.

As of December 31, 2017 and 2018, the accrued expenses for share-based payments in regards to mileage stock amounted to ￦2,973 million and ￦2,283 million, respectively, and the compensation costs amounting to ￦2,378 million and ￦1,350 million were incurred during the year ended December 31, 2017 and 2018, respectively.

32. Net Other Non-operating Income and Expenses

Details of other non-operating income and expenses for the years ended December 31, 2016, 2017 and 2018, are as follows:

	2016		2017		2018
	(In millions of Korean won)
Other non-operating income
Gain on disposal in property and equipment	￦	669	￦	10,867	￦	34,238
Rent received		15,847		32,254		55,321
Gain on bargain purchase		628,614		122,986		—
Gain on sales of disposal group held for sale		—		22,371		118,716
Others		100,409		72,248		37,122

Sub-total		745,539		260,726		245,397

Other non-operating expenses
Loss on disposal in property and equipment		1,835		2,500		6,131
Donation		37,705		54,419		130,249
Restoration cost		2,255		3,465		4,386
Management cost for special bonds		2,024		3,279		3,338
Loss on sales of disposal group held for sale		—		45,764		—
Impairment loss on disposition of disposal group held for sale		—		7,198		—
Impairment loss for goodwill		—		1,202		—
Others		30,851		104,023		91,502

Sub-total		74,670		221,850		235,606

Net other non-operating income	￦	670,869	￦	38,876	￦	9,791

33. Income Tax Expense

Income tax expense for the years ended December 31, 2016, 2017 and 2018, are as follows:

	2016		2017		2018
	(In millions of Korean won)
Tax payable
Current tax expense	￦	607,175	￦	700,597	￦	1,096,600
Adjustments recognized in the period for current tax of prior years		27,217		(39,445)		22,925

Sub-total		634,392		661,152		1,119,525

Changes in deferred income tax assets (liabilities)[1]		(201,012)		212,195		114,345

Income tax recognized directly in equity
Remeasurements of net defined benefit liabilities		(4,093)		(7,240)		52,377
Exchange difference in foreign operation		(11,338)		25,674		(13,087)
Change in value of available-for-sale financial assets		20,754		(84,781)		—
Change in value of held-to-maturity financial assets		(1,186)		(3,789)		—
Gains (losses) on financial assets at fair value through other comprehensive income		—		—		(33,329)
Shares of other comprehensive income of associates and joint ventures		116		20,975		1,374
Cash flow hedges		(1,423)		(4,368)		400
Hedges of a net investment in a foreign operation		2,265		(8,186)		10,292
OCI related with assets held for sale		—		(21,498)		—
OCI related with separate account assets		—		4,829		(10,864)
Fair value changes on financial liabilities designated at fair value due to own credit risk		—		—		(563)
Net gains on overlay adjustment		—		—		(884)

Sub-total		5,095		(78,384)		5,716

Others		—		—		—

Tax expense	￦	438,475	￦	794,963	￦	1,239,586

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

An analysis of the net profit before income tax and income tax expense for the years ended December 31, 2016, 2017 and 2018, follows:

	2016			2017			2018
	Tax rate	Amount		Tax rate	Amount		Tax rate	Amount
	(%)	(In millions of Korean won)		(%)	(In millions of Korean won)		(%)	(In millions of Korean won)
Net profit before income tax		￦	2,628,655		￦	4,138,424		￦	4,301,532

Tax at the applicable tax rate[1]	24.18		635,673	24.19		1,001,037	27.26		1,172,559
Non-taxable income	(7.15)		(188,062)	(5.02)		(207,777)	(0.28)		(11,888)
Non-deductible expense	0.64		16,711	0.26		10,706	0.64		27,551
Tax credit and tax exemption	(0.04)		(1,079)	(0.04)		(1,658)	(0.01)		(637)
Temporary difference for which no deferred tax is recognized	0.10		2,749	(0.16)		(6,484)	0.29		12,260
Deferred tax relating to changes in recognition and measurement	(0.03)		(828)	(0.12)		(4,894)	(0.06)		(2,692)
Income tax refund for tax of prior years	(0.48)		(12,612)	(0.12)		(4,854)	(0.19)		(8,135)
Income tax expense of overseas branch	0.13		3,447	0.04		1,549	0.09		3,882
Effects from change in tax rate	(0.03)		(739)	0.42		17,367	(0.03)		(1,470)
Others	(0.64)		(16,785)	(0.24)		(10,029)	1.12		48,156

Average effective tax rate and tax expense	16.68	￦	438,475	19.21	￦	794,963	28.82	￦	1,239,586

[1]

Applicable income tax rate for ￦200 million and below is 11%, for ￦200 million to ￦20 billion is 22%, for ￦20 billion to 300 billion is 24.2% and for over 300 billion is 27.5% as of December 31, 2018 and for ￦200 million and below is 11%, for ￦200 million to ￦20 billion is 22% and for over ￦20 billion is 24.2% as of December 31, 2017 and 2016.

34. Dividends

The dividends paid to the shareholders of the Parent Company in 2017 and 2018 were ￦497,969 million (￦1,250 per share), and ￦766,728 million (￦1,920 per share), respectively. The dividend to the shareholders in respect of the year ended December 31, 2018 of ￦1,920 per share, amounting to total dividends of ￦759,736 is to be proposed at the annual general meeting on March 27, 2019. The Group’s financial statements as of December 31, 2018, do not reflect this dividend payable.

35. Accumulated Other Comprehensive Income

Details of changes in accumulated other comprehensive income for the years ended December 31, 2017 and 2018, are as follows:

	2017
	Beginning		Changes except for reclassification		Reclassification to profit or loss		Tax effect		Replaced by retained earnings		Replaced by assets held for sale		Replaced by disposal group held for sale		Ending
	(In millions of Korean won)
Remeasurements of net defined benefit liabilities	￦	(121,055)	￦	29,925	￦	—	￦	(7,240)	￦	—	￦	—	￦	1,985	￦	(96,385)
Exchange differences on translating foreign operations		53,138		(135,401)		—		25,674		—		—		—		(56,589)
Change in the fair value of available-for-sale financial assets		601,620		200,700		(22,357)		(84,781)		—		—		(861)		694,321
Change in value of held-to-maturity financial assets		6,447		(2,868)		132		(3,789)		—		—		—		(78)
Shares of other comprehensive income of associates and joint ventures		(96,174)		2,288		10,135		20,975		(3,492)		67,337		—		1,069
Cash flow hedges		(6,075)		(100,816)		126,239		(4,368)		—		—		—		14,980
Hedges of net investments in foreign operations		(32,572)		34,800		—		(8,186)		—		—		—		(5,958)
Other comprehensive income of separate account		—		(97,001)		78,480		4,829		—		—		—		(13,692)
Other comprehensive income of disposal group held for sale		—		—		(861)		—		1,985		—		(1,124)		—
Other comprehensive income of assets held for sale		—		—		88,835		(21,498)		—		(67,337)		—		—

Total	￦	405,329	￦	(68,373)	￦	280,603	￦	(78,384)	￦	(1,507)	￦	—	￦	—	￦	537,668

	2018
	Beginning[1]		Changes except for reclassification		Reclassification to profit or loss		Replaced by retained earnings		Tax effect		Ending
	(In millions of Korean won)
Remeasurements of net defined benefit liabilities	￦	(96,385)	￦	(190,393)	￦	—	￦	—	￦	52,377	￦	(234,401)
Exchange differences on translating foreign operations		(54,700)		46,946		15,057		—		(13,087)		(5,784)
Gains (losses) on financial assets at fair value through other comprehensive income		362,681		134,198		8,521		(21,377)		(33,329)		450,694
Shares of other comprehensive income of associates and joint ventures		(644)		(5,107)		—		—		1,374		(4,377)
Cash flow hedges		14,887		(24,672)		15,234		—		400		5,849
Hedges of a net investment in a foreign operation		(5,958)		(25,096)		(12,330)		—		10,292		(33,092)
Other comprehensive income related with separate account assets		(13,692)		35,826		3,747		—		(10,864)		15,017
Fair value changes on financial liabilities designated at fair value due to own credit risk		(10,438)		2,047		—		—		(563)		(8,954)
Net gains/(losses) on overlay adjustment		(7,559)		24,458		(23,161)		—		(884)		(7,146)

Total	￦	188,192	￦	(1,793)	￦	7,068	￦	(21,377)	￦	5,716	￦	177,806

[1]	Prepared in accordance with IFRS 9

36. Earnings per Share

36.1 Basic Earnings Per Share

Basic earnings per share is calculated by dividing profit and loss attributable to ordinary equity holders of the Parent Company by the weighted average number of ordinary shares outstanding, excluding the treasury shares, during the years ended December 31, 2016, 2017 and 2018.

Weighted average number of ordinary shares outstanding:

	2016	2017	2018
	(In number of shares)
Beginning	386,351,693	418,111,537	418,111,537
Issue of ordinary shares related to business combination	6,421,389	—	—
Treasury shares	(9,153,437)	(19,386,575)	(21,611,579)

Weighted average number of ordinary shares outstanding	383,619,645	398,724,962	396,499,958

Basic earnings per share:

	2016		2017		2018
	(in Korean won and in number of shares)
Profit attributable to ordinary shares (A)	￦	2,143,744,271,801	￦	3,311,437,880,186	￦	3,061,191,387,929
Weighted average number of ordinary shares outstanding (B)		383,619,645		398,724,962		396,499,958
Basic earnings per share (C = A / B)	￦	5,588	￦	8,305	￦	7,721

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

Adjusted profit for diluted earnings per share for the years ended December 31, 2016, 2017 and 2018, are as follows:

	2016		2017		2018
	(In Korean won)
Profit attributable to ordinary shares	￦	2,143,744,271,801	￦	3,311,437,880,186	￦	3,061,191,387,929
Adjustment		—		—		—

Adjusted profit for diluted earnings	￦	2,143,744,271,801	￦	3,311,437,880,186	￦	3,061,191,387,929

Adjusted weighted average number of ordinary shares outstanding to calculate diluted earnings per share for the years ended December 31, 2016, 2017 and 2018, are as follows:

	2016	2017	2018
	(in number of shares)
Weighted average number of ordinary shares outstanding	383,619,645	398,724,962	396,499,958
Adjustment:
Stock grants	2,013,044	2,319,533	2,307,630
Adjusted weighted average number of ordinary shares outstanding for diluted earnings per share	385,632,689	401,044,495	398,807,588

Diluted earnings per share for the years ended December 31, 2016, 2017 and 2018, are as follows:

	2016		2017		2018
	(in Korean won and in number of shares)
Adjusted profit for diluted earnings per share	￦	2,143,744,271,801	￦	3,311,437,880,186	￦	3,061,191,387,929
Adjusted weighted average number of ordinary shares outstanding for diluted earnings per share		385,632,689		401,044,495		398,807,588
Diluted earnings per share	￦	5,559	￦	8,257	￦	7,676

37. Insurance Contracts

37.1 Insurance Assets

Details of deferred acquisition costs included in other assets as of December 31, 2017 and 2018, are as follows:

	2017		2018
	(In millions of Korean won)
Non-life insurance	￦	267,602	￦	547,831
Life insurance		130,393		119,293

Total	￦	397,995	￦	667,124

Changes in the deferred acquisition costs for the years ended December 31, 2017 and 2018, are as follows:

	2017
	Beginning		Increase		Decrease		Ending
	(In millions of Korean won)
Non-life insurance	￦	—	￦	521,090	￦	(253,488)	￦	267,602
Life insurance		122,151		116,826		(108,584)		130,393

Total	￦	122,151	￦	637,916	￦	(362,072)	￦	397,995

	2018
	Beginning		Increase		Decrease		Ending
	(In millions of Korean won)
Non-life insurance	￦	267,602	￦	772,650	￦	(492,421)	￦	547,831
Life insurance		130,393		102,552		(113,652)		119,293

Total	￦	397,995	￦	875,202	￦	(606,073)	￦	667,124

Details of reinsurance assets included in other assets as of December 31, 2017 and 2018, are as follows:

		2017		2018
		(In millions of Korean won)
Non-life insurance	Reserve for outstanding claims
	General insurance	￦	480,760	￦	360,997
	Automobile insurance		13,320		18,057
	Long-term insurance		89,317		109,751
	Unearned premium reserve
	General insurance		178,586		171,240
	Automobile insurance		14,986		30,864

	Sub-total		776,969		690,909

Life insurance	Reserve for outstanding claims		1,410		1,912
	Unearned premium reserve		490		448

	Sub-total		1,900		2,360

Others	Reserve for outstanding claims		3,670		3,417
	Unearned premium reserve		1,075		983

	Sub-total		4,745		4,400

Total reinsurance assets			783,614		697,669
Allowance for impairment			629		1,916

Total reinsurance assets, net		￦	782,985	￦	695,753

The changes in reinsurance assets included in other assets as of December 31, 2017 and 2018, are as follows:

		2017
		Beginning		Business combination		Net increase (decrease)		Ending
		(In millions of Korean won)
Non-life insurance	Reserve for outstanding claims
	General insurance	￦	—	￦	391,305	￦	89,455	￦	480,760
	Automobile insurance		—		15,943		(2,623)		13,320
	Long-term insurance		—		87,887		1,430		89,317
	Unearned premium reserve
	General insurance		—		218,479		(39,893)		178,586
	Automobile insurance		—		17,373		(2,387)		14,986
	Long-term insurance		—		2		(2)		—

	Sub-total		—		730,989		45,980		776,969

Life insurance	Reserve for outstanding claims		1,301		—		109		1,410
	Unearned premium reserve		473		—		17		490

	Sub-total		1,774		—		126		1,900

Others	Reserve for outstanding claims		3,041		—		629		3,670
	Unearned premium reserve		1,180		—		(105)		1,075

	Sub-total		4,221		—		524		4,745

Total reinsurance assets			5,995		730,989		46,630		783,614
Allowance for impairment			—		738		(109)		629

Total reinsurance assets, net		￦	5,995	￦	730,251	￦	46,739	￦	782,985

		2018
		Beginning		Net increase (decrease)		Ending
		(In millions of Korean won)
Non-life insurance	Reserve for outstanding claims
	General insurance	￦	480,760	￦	(119,763)	￦	360,997
	Automobile insurance		13,320		4,737		18,057
	Long-term insurance		89,317		20,434		109,751
	Unearned premium reserve
	General insurance		178,586		(7,346)		171,240
	Automobile insurance		14,986		15,878		30,864
	Sub-total		776,969		(86,060)		690,909

Life insurance	Reserve for outstanding claims		1,410		502		1,912
	Unearned premium reserve		490		(42)		448

	Sub-total		1,900		460		2,360

Others	Reserve for outstanding claims		3,670		(253)		3,417
	Unearned premium reserve		1,075		(92)		983

	Sub-total		4,745		(345)		4,400

Total reinsurance assets			783,614		(85,945)		697,669
Allowance for impairment			629		1,287		1,916

Total reinsurance assets, net		￦	782,985	￦	(87,232)	￦	695,753

37.2 Insurance Liabilities

Details of insurance liabilities as of December 31, 2017 and 2018 are as follows:

	2017
	Non-life insurance		Life insurance		Others		Total
	(In millions of Korean won)
Long-term insurance premium reserve	￦	20,697,290	￦	7,278,112	￦	—	￦	27,975,402
Reserve for outstanding claims		2,148,923		78,423		3,670		2,231,016
Unearned premium reserve		1,392,211		1,511		1,075		1,394,797
Reserve for participating policyholders’ dividends on long-term insurance		94,005		29,150		—		123,155
Unallocated Divisible Surplus to Future Policyholders		24,304		6,264		—		30,568
Reserve for compensation for losses on dividend-paying insurance contracts		25,730		7,920		—		33,650
Guarantee reserve		—		12,687		—		12,687

Total	￦	24,382,463	￦	7,414,067	￦	4,745	￦	31,801,275

	2018
	Non-life insurance		Life insurance		Others		Total
	(In millions of Korean won)
Long-term insurance premium reserve	￦	22,333,503	￦	7,214,765	￦	—	￦	29,548,268
Reserve for outstanding claims		2,152,018		89,400		3,417		2,244,835
Unearned premium reserve		1,393,570		2,199		983		1,396,752
Reserve for participating policyholders’ dividends on long-term insurance		104,461		30,187		—		134,648
Unallocated Divisible Surplus to Future Policyholders		40,690		4,290		—		44,980
Reserve for compensation for losses on dividend-paying insurance contracts		19,410		5,644		—		25,054
Guarantee reserve		—		18,412		—		18,412

Total	￦	26,043,652	￦	7,364,897	￦	4,400	￦	33,412,949

The changes in insurance liabilities for the years ended December 31, 2017 and 2018, are as follows:

		2017
		Beginning		Business combination		Net increase (decrease) [2]		Ending
		(In millions of Korean won)
Non-life insurance	General insurance	￦	—	￦	1,161,058	￦	33,202	￦	1,194,260
	Automobile insurance		—		1,448,313		29,256		1,477,569
	Long-term insurance		—		20,166,857		1,431,268		21,598,125
	Long-term investment contract		—		113,210		(701)		112,509
Life insurance	Pure endowment insurance		5,150,946		—		98,681		5,249,627
	Death insurance		243,008		—		123,295		366,303
	Joint insurance		1,872,706		—		(89,821)		1,782,885
	Group insurance		2,147		—		(1,078)		1,069
	Other		17,816		—		(3,633)		14,183
Others[1]			4,221		—		524		4,745

Total		￦	7,290,844	￦	22,889,438	￦	1,620,993	￦	31,801,275

		2018
		Beginning		Net increase (decrease)[2]		Ending
		(In millions of Korean won)
Non-life insurance	General insurance	￦	1,194,260	￦	(139,437)	￦	1,054,823
	Automobile insurance		1,477,569		14,725		1,492,294
	Long-term insurance		21,598,125		1,788,154		23,386,279
	Long-term investment contract		112,509		(2,253)		110,256
Life insurance	Pure endowment insurance		5,249,627		(16,136)		5,233,491
	Death insurance		366,303		134,268		500,571
	Joint insurance		1,782,885		(161,425)		1,621,460
	Group insurance		1,069		(334)		735
	Other		14,183		(5,543)		8,640
Others[1]			4,745		(345)		4,400

Total		￦	31,801,275	￦	1,611,674	￦	33,412,949

[1]	Consists of contractor’s profit dividend reserve and loss on dividend insurance reserve
[2]	Including currency translation effect and decrease in liability related to investment contract

37.3 Liability adequacy test

37.3.1 Non-life insurance

(a) Assumptions and basis for the insurance liability adequacy test as of December 31, 2017 and 2018, is as follows:

	Assumptions (%)		Basis
	2017	2018
Long-term insurance
Discount rate	1.63% ~ 9.12%	2.64%~9.05%	Applied regulator’s scenario requiring use of liquidity premium over risk-free rate
Expense ratio	6.51%	6.43%	Reflected the Parent Company’s future expense cost based on the most recent one-year data
Lapse ratio	1.30%~34.80%	1.50%~31.40%	Based on the most recent five year data
Mortality	12.0% ~633.0%	9.0%~724.0%	Rate of risk to the anticipated risk premium of the insurer for the most recent five years
General insurance
Expense ratio	11.59%	10.42%	Expense ratio divided by the most recent one year accrued insurance premium
Appraisal cost ratio	4.73%	4.63%	Appraisal cost divided by the most recent three year accrued insurance premium
Claim settlement ratio	67.23%	63.77%	Claim payment divided by the most recent five year accrued insurance premium
Automobile insurance
Expense ratio	11.00%	10.11%	Expense ratio divided by the most recent one year accrued insurance premium
Appraisal cost ratio	9.33%	9.09%	Appraisal cost divided by the most recent three year accrued insurance premium
Claim settlement ratio	77.02%	77.51%	Claim payment divided by the most recent five year accrued insurance premium

The results of liability adequacy test as of December 31, 2017 and 2018, are as follows:

	2017
	Recognized liabilities[1]		Estimated adequate liabilities		Shortfall(surplus)
	(In millions of Korean won)
Long-term insurance	￦	16,975,710	￦	9,463,170	￦	(7,512,540)
General insurance		354,177		305,682		(48,495)
Automobile insurance		1,011,000		964,975		(46,025)

Total	￦	18,340,887	￦	10,733,827	￦	(7,607,060)

	2018
	Recognized liabilities[1]		Estimated adequate liabilities		Shortfall(surplus)
	(In millions of Korean won)
Long-term insurance	￦	18,419,316	￦	8,032,060	￦	(10,387,256)
General insurance		341,439		279,756		(61,683)
Automobile insurance		1,020,861		967,236		(53,625)

Total	￦	19,781,616	￦	9,279,052	￦	(10,502,564)

[1]

Long-term insurance is for premium reserves and unrecognized premium reserves; the premium reserve is the amount deducted from the unearned premiums and insurance contract loans in accordance with Article 6-3 of the Insurance Supervisory Regulation.

As a result of adequacy test, the Group did not set additional reserve as it shows net surplus. As such, there was no amount recorded as a result of liability adequacy test.

37.3.2 Life insurance

Assumptions and basis for the insurance liability adequacy test as of December 31, 2016, 2017 and 2018, are as follows:

	Assumptions(%)			Basis
	2016	2017	2018
Rate of surrender value	0.48~85.55	0.44~60.30	0~64.95	The ratio of cancelled premiums to premiums by product group, method of payment, channel, and elapsed period calculated based on the most recent five-year experience statistics
Rate of claim	6~140	6~118	8~122	The ratio of incidents by collateral, gender, elapsed period to the number of holding insurances based on the most recent seven-year experience statistics
Discount rate	(3.21)~14.53	(1.95)~14.31	(1.72)~13.06	Estimated investment assets profit ratio based on the interest rate scenario provided by the Financial Supervisory Service

Indirect costs included in commission and operating expenses were calculated based on unit cost of the expense allocation standards of the last year in accordance with the Regulation on Insurance Supervision. Direct costs included in commission and operating expenses were calculated based on estimates of future expense according to the Group’s regulations.

The results of liability adequacy test as of December 31, 2016, 2017 and 2018, are as follows:

		2016
		Recognized liabilities		Estimated adequate liabilities		Shortfall(surplus)
		(In millions of Korean won)
Fixed interest type	Participating	￦	31,248	￦	51,600	￦	20,352
	Non-participating		60,860		(19,237)		(80,097)

Variable interest type	Participating		1,136,049		1,120,843		(15,206)
	Non-participating		5,514,847		5,159,996		(354,851)

Variable type			(29,025)		(85,349)		(56,324)

Total		￦	6,713,979	￦	6,227,853	￦	(486,126)

		2017
		Recognized liabilities		Estimated adequate liabilities		Shortfall(surplus)
		(In millions of Korean won)
Fixed interest type	Participating	￦	30,702	￦	51,387	￦	20,685
	Non-participating		97,093		30,822		(66,271)

Variable interest type	Participating		1,136,444		1,115,755		(20,689)
	Non-participating		5,581,698		4,955,777		(625,921)

Variable type			(28,699)		(105,076)		(76,377)

Total		￦	6,817,238	￦	6,048,665	￦	(768,573)

		2018
		Recognized liabilities		Estimated adequate liabilities		Shortfall(surplus)
		(In millions of Korean won)
Fixed interest type	Participating	￦	30,563	￦	54,569	￦	24,006
	Non-participating		133,137		87,657		(45,480)

Variable interest type	Participating		1,087,007		1,087,344		337
	Non-participating		5,538,893		5,081,544		(457,349)

Variable type			(31,481)		(122,731)		(91,250)

Total		￦	6,758,119	￦	6,188,383	￦	(569,736)

As a result of adequacy test, the group did not set additional reserve as it shows net surplus. As such, there was no amount recorded as a result of liability adequacy test.

37.4 Insurance Income and Expenses

Insurance income and expenses for the years ended December 31, 2016, 2017 and 2018, are as follows:

		2016		2017		2018
		(In millions of Korean won)
Insurance income	Premium income	￦	1,190,422	￦	8,234,731	￦	10,730,227
	Reinsurance income		10,930		564,894		873,053
	Reversal of policy reserves		—		—		344
	Separate account income		—		118,080		360,664
	Income of change in reinsurance assets		—		49,466		—
	Other insurance income		—		3,821		10,782

	Sub-total		1,201,352		8,970,992		11,975,070

Insurance expenses	Insurance claims paid		158,789		2,945,158		4,415,760
	Dividend expenses		910		6,233		9,400
	Refunds of surrender value		690,207		2,193,843		2,855,573
	Reinsurance expenses		12,286		652,910		947,560
	Provision of policy reserves		366,145		1,644,389		1,608,519
	Separate account expenses		(207)		65,773		276,412
	Insurance operating expenses		(9,903)		293,591		418,646
	Deferred acquisition costs		100,928		361,909		606,073
	Expenses of change in reinsurance assets		—		(126)		89,621
	Claim survey expenses paid		—		20,564		38,782
	Other insurance expenses		—		193,038		218,608

	Sub-total		1,319,155		8,377,282		11,484,954

Net insurance income(expenses)		￦	(117,803)	￦	593,710	￦	490,116

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

The Group’s exposure to insurance price risk as of December 31, 2017 and 2018 as follows:

	2017
	Direct insurance		Inward reinsurance		Outward reinsurance		Total
	(In millions of Korean won)
General	￦	906,603	￦	84,056	￦	(518,099)	￦	472,560
Automobile		2,000,232		—		(34,579)		1,965,653
Long-term		2,020,782		—		(276,325)		1,744,457

Total	￦	4,927,617	￦	84,056	￦	(829,003)	￦	4,182,670

	2018
	Direct insurance		Inward reinsurance		Outward reinsurance		Total
	(In millions of Korean won)
General	￦	943,770	￦	91,440	￦	(526,026)	￦	509,184
Automobile		1,940,602		—		(63,720)		1,876,882
Long-term		2,285,378		—		(326,337)		1,959,041

Total	￦	5,169,750	￦	91,440	￦	(916,083)	￦	4,345,107

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

Loss development tables

The Group uses claim development of payments and the estimated ultimate claims for the accident years in order to maintain overall reserve adequacy in respect of general, automobile and long-term insurance. When the estimated ultimate claims are greater than claim payments, the Group establishes additional reserves. Loss development tables as of December 31, 2017 and 2018 are as follows:

<2017>

General Insurance

	Payment year
Accident year	After 1 year		After 2 years		After 3 years		After 4 years		After 5 years
	(In millions of Korean won)
Estimate of gross ultimate claims (A)
2013.1.1~2013.12.31	￦	170,587	￦	203,250	￦	208,100	￦	207,329	￦	206,450
2014.1.1~2014.12.31		127,903		144,915		146,430		146,533		—
2015.1.1~2015.12.31		125,170		145,637		148,165		—		—
2016.1.1~2016.12.31		145,618		168,127		—		—		—
2017.1.1~2017.12.31		168,409		—		—		—		—

		737,687		661,929		502,695		353,862		206,450

Gross cumulative claim payments (B)
2013.1.1~2013.12.31		133,479		184,209		198,286		200,931		202,093
2014.1.1~2014.12.31		94,901		129,652		136,689		141,170		—
2015.1.1~2015.12.31		93,443		130,430		137,854		—		—
2016.1.1~2016.12.31		108,098		151,583		—		—		—
2017.1.1~2017.12.31		132,430		—		—		—		—

		562,351		595,874		472,829		342,101		202,093

Difference (A-B)	￦	175,336	￦	66,055	￦	29,866	￦	11,761	￦	4,357

Automobile Insurance

	Payment year
Accident year	After 1 year		After 2 years		After 3 years		After 4 years		After 5 years		After 6 years		After 7 years
	(In millions of Korean won)
Estimate of gross ultimate claims (A)
2011.1.1~2011.12.31	￦	1,088,801	￦	1,105,501	￦	1,115,281	￦	1,119,872	￦	1,122,637	￦	1,124,045	￦	1,125,203
2012.1.1~2012.12.31		1,117,650		1,146,779		1,155,529		1,162,075		1,164,774		1,166,470		—
2013.1.1~2013.12.31		1,131,945		1,156,535		1,170,968		1,179,458		1,179,323		—		—
2014.1.1~2014.12.31		1,174,611		1,193,832		1,205,524		1,212,025		—		—		—
2015.1.1~2015.12.31		1,227,106		1,245,780		1,256,058		—		—		—		—
2016.1.1~2016.12.31		1,276,939		1,281,381		—		—		—		—		—
2017.1.1~2017.12.31		1,342,998		—		—		—		—		—		—

		8,360,050		7,129,808		5,903,360		4,673,430		3,466,734		2,290,515		1,125,203

Gross cumulative claim payments (B)
2011.1.1~2011.12.31		929,491		1,066,885		1,093,589		1,109,202		1,117,381		1,119,765		1,120,687
2012.1.1~2012.12.31		939,239		1,105,672		1,135,064		1,149,585		1,156,150		1,159,614		—
2013.1.1~2013.12.31		939,569		1,114,063		1,145,110		1,161,624		1,168,617		—		—
2014.1.1~2014.12.31		969,211		1,150,462		1,180,953		1,196,387		—		—		—
2015.1.1~2015.12.31		1,020,975		1,198,241		1,228,357		—		—		—		—
2016.1.1~2016.12.31		1,052,830		1,235,656		—		—		—		—		—
2017.1.1~2017.12.31		1,104,158		—		—		—		—		—		—

		6,955,473		6,870,979		5,783,073		4,616,798		3,442,148		2,279,379		1,120,687

Difference (A-B)	￦	1,404,577	￦	258,829	￦	120,287	￦	56,632	￦	24,586	￦	11,136	￦	4,516

Long-term Insurance

	Payment year
Accident year	After 1 year		After 2 years		After 3 years		After 4 years		After 5 years
	(In millions of Korean won)
Estimate of ultimate claims (A)
2013.1.1~2013.12.31	￦	709,602	￦	965,587	￦	997,607	￦	1,003,646	￦	1,006,025
2014.1.1~2014.12.31		789,087		1,083,048		1,114,821		1,119,206		—
2015.1.1~2015.12.31		885,476		1,219,393		1,256,051		—		—
2016.1.1~2016.12.31		1,064,744		1,437,573		—		—		—
2017.1.1~2017.12.31		1,184,224		—		—		—		—

		4,633,133		4,705,601		3,368,479		2,122,852		1,006,025

Gross cumulative claim payments (B)
2013.1.1~2013.12.31		671,500		953,494		989,957		999,944		1,003,715
2014.1.1~2014.12.31		744,944		1,065,792		1,104,468		1,114,341		—
2015.1.1~2015.12.31		836,471		1,205,130		1,248,475		—		—
2016.1.1~2016.12.31		1,017,243		1,424,948		—		—		—
2017.1.1~2017.12.31		1,130,868		—		—		—		—

		4,401,026		4,649,364		3,342,900		2,114,285		1,003,715

Difference (A-B)	￦	232,107	￦	56,237	￦	25,579	￦	8,567	￦	2,310

<2018>

General Insurance

	Payment year
Accident year	After 1 year		After 2 years		After 3 years		After 4 years		After 5 years
	(In millions of Korean won)
Estimate of gross ultimate claims (A)
2014.1.1~2014.12.31	￦	127,903	￦	144,915	￦	146,430	￦	146,533	￦	146,508
2015.1.1~2015.12.31		125,170		145,637		148,165		151,594		—
2016.1.1~2016.12.31		145,618		168,119		171,506		—		—
2017.1.1~2017.12.31		168,409		201,100		—		—		—
2018.1.1~2018.12.31		201,014		—		—		—		—

		768,114		659,771		466,101		298,127		146,508

Gross cumulative claim payments (B)
2014.1.1~2014.12.31		94,901		129,652		136,689		141,170		142,217
2015.1.1~2015.12.31		93,443		130,430		137,854		142,645		—
2016.1.1~2016.12.31		108,098		151,583		162,360		—		—
2017.1.1~2017.12.31		132,430		184,716		—		—		—
2018.1.1~2018.12.31		153,770		—		—		—		—

		582,642		596,381		436,903		283,815		142,217

Difference (A-B)	￦	185,472	￦	63,390	￦	29,198	￦	14,312	￦	4,291

Automobile Insurance

	Payment year
Accident year	After 1 year		After 2 years		After 3 years		After 4 years		After 5 years		After 6 years		After 7 years
	(In millions of Korean won)
Estimate of gross ultimate claims (A)
2012.1.1~2012.12.31	￦	1,117,650	￦	1,146,779	￦	1,155,529	￦	1,162,075	￦	1,164,774	￦	1,166,470	￦	1,165,352
2013.1.1~2013.12.31		1,131,945		1,156,535		1,170,968		1,179,458		1,179,323		1,179,514		—
2014.1.1~2014.12.31		1,174,611		1,193,832		1,205,524		1,212,025		1,212,162		—		—
2015.1.1~2015.12.31		1,227,106		1,245,780		1,256,058		1,263,044		—		—		—
2016.1.1~2016.12.31		1,276,939		1,281,381		1,287,728		—		—		—		—
2017.1.1~2017.12.31		1,342,998		1,348,828		—		—		—		—		—
2018.1.1~2018.12.31		1,468,784		—		—		—		—		—		—

		8,740,033		7,373,135		6,075,807		4,816,602		3,556,259		2,345,984		1,165,352

Gross cumulative claim payments(B)
2012.1.1~2012.12.31		939,239		1,105,672		1,135,064		1,149,585		1,156,150		1,159,614		1,160,769
2013.1.1~2013.12.31		939,569		1,114,063		1,145,110		1,161,624		1,168,617		1,175,681		—
2014.1.1~2014.12.31		969,211		1,150,462		1,180,953		1,196,387		1,204,580		—		—
2015.1.1~2015.12.31		1,020,975		1,198,241		1,228,357		1,245,779		—		—		—
2016.1.1~2016.12.31		1,052,830		1,235,656		1,264,651		—		—		—		—
2017.1.1~2017.12.31		1,104,158		1,306,235		—		—		—		—		—
2018.1.1~2018.12.31		1,224,820		—		—		—		—		—		—

		7,250,802		7,110,329		5,954,135		4,753,375		3,529,347		2,335,295		1,160,769

Difference (A-B)	￦	1,489,231	￦	262,806	￦	121,672	￦	63,227	￦	26,912	￦	10,689	￦	4,583

Long-term Insurance

	Payment year
Accident year	After 1 year		After 2 years		After 3 years		After 4 years		After 5 years
		(In millions of Korean won)
Estimate of ultimate claims (A)
2014.1.1~2014.12.31	￦	789,087	￦	1,083,048	￦	1,114,821	￦	1,119,206	￦	1,122,192
2015.1.1~2015.12.31		885,476		1,219,393		1,256,051		1,266,881		—
2016.1.1~2016.12.31		1,064,744		1,437,573		1,485,839		—		—
2017.1.1~2017.12.31		1,184,224		1,614,903		—		—		—
2018.1.1~2018.12.31		1,372,706		—		—		—		—

		5,296,237		5,354,917		3,856,711		2,386,087		1,122,192

Gross cumulative claim payments (B)
2014.1.1~2014.12.31		744,944		1,065,792		1,104,468		1,114,341		1,119,531
2015.1.1~2015.12.31		836,471		1,205,130		1,248,475		1,262,528		—
2016.1.1~2016.12.31		1,017,243		1,424,948		1,477,415		—		—
2017.1.1~2017.12.31		1,130,868		1,599,227		—		—		—
2018.1.1~2018.12.31		1,319,613		—		—		—		—

		5,049,139		5,295,097		3,830,358		2,376,869		1,119,531

Difference (A-B)	￦	247,098	￦	59,820	￦	26,353	￦	9,218	￦	2,661

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

	Assumption change	2017 Effect on LAT
		(In millions of Korean won)
Surrenders and termination rates	10%	￦ 363,663
	-10%	(399,768)
Loss ratio	10%	3,365,242
	-10%	(3,365,242)
Insurance operating expenses ratio	10%	293,299
	-10%	(293,299)
Discount rate	+0.5%	(1,254,409)
	-0.5%	1,490,817

	Assumption change	2018 Effect on LAT
		(In millions of Korean won)
Surrenders and termination rates	10%	￦ 440,697
	-10%	(481,587)
Loss ratio	10%	4,235,661
	-10%	(4,235,661)
Insurance operating expenses ratio	10%	332,885
	-10%	(332,885)
Discount rate	+0.5%	(1,297,557)
	-0.5%	1,608,051

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

Premium reserve’s maturity structure as of December 31, 2017 and 2018, as follows:

	2017[1]
	Within 1 year		1~5 years		5~10 years		10~20 years		More 20 years		Total
	(In millions of Korean won)
Long-term insurance non-participating
Non-linked	￦	26,239	￦	297,196	￦	117,610	￦	40,229	￦	94,477	￦	575,751
Linked		458,340		2,723,485		2,135,336		926,591		10,269,931		16,513,683

Sub-total		484,579		3,020,681		2,252,946		966,820		10,364,408		17,089,434

Annuity
Non-linked		19		92		2,117		3,956		1,401		7,585
Linked		153		46,987		307,455		1,089,983		2,141,589		3,586,167

Sub-total		172		47,079		309,572		1,093,939		2,142,990		3,593,752

Asset-linked
Linked		—		27,499		—		—		—		27,499
Total
Non-linked		26,258		297,288		119,727		44,185		95,878		583,336
Linked		458,493		2,797,971		2,442,791		2,016,574		12,411,520		20,127,349

Total	￦	484,751	￦	3,095,259	￦	2,562,518	￦	2,060,759	￦	12,507,398	￦	20,710,685

[1]	Includes long-term investment contract amounting to ￦112,510 million.

	2018[1]
	Within 1 year		1~5 years		5~10 years		10~20 years		More 20 years		Total
	(In millions of Korean won)
Long-term insurance non-participating
Non-linked	￦	27,477	￦	301,842	￦	94,503	￦	41,129	￦	95,851	￦	560,802
Linked		419,874		2,774,991		2,169,861		726,859		11,900,385		17,991,970

Sub-total		447,351		3,076,833		2,264,364		767,988		11,996,236		18,552,772

Annuity
Non-linked		5		251		2,279		3,736		1,327		7,598
Linked		200		58,182		339,662		1,176,168		2,194,381		3,768,593

Sub-total		205		58,433		341,941		1,179,904		2,195,708		3,776,191

Asset-linked
Linked		—		27,480		—		—		—		27,480
Total
Non-linked		27,482		302,093		96,782		44,865		97,178		568,400
Linked		420,074		2,860,653		2,509,523		1,903,027		14,094,766		21,788,043

Total	￦	447,556	￦	3,162,746	￦	2,606,305	￦	1,947,892	￦	14,191,944	￦	22,356,443

[1]	Includes long-term investment contract amounting to ￦110,255 million.

37.5.7 Credit risk of insurance contract

Credit risk of insurance contract is the economic loss arising from non-performing contractual obligations due to decline in credit ratings or default. Through strict internal review, the Group cedes insurance contracts to the insurers rated above BBB- of S&P rating.

As of December 31, 2018, there are 155 reinsurance companies that deal with the Group, and the top three reinsurance companies’ concentration and credit ratings are as follows:

Reinsurance company	Ratio	Credit rating
KOREAN RE	70.21%	AA
SWISSRE	4.34%	AAA
HDIgerling	2.85%	AA+

Exposures to credit risk related to reinsurance as of December 31, 2018 as follows:

	2017		2018
	(In millions of Korean won)
Reinsurance assets[1]	￦	776,340	￦	688,993
Net receivables from reinsurers[2]		237,750		398,575

Total	￦	1,014,090	￦	1,087,568

[1]	Net carrying amounts after impairment loss
[2]	Net carrying amounts of each reinsurance company that offsets reinsurance accounts receivable and reinsurance accounts payable and after allowance for loan losses

37.5.8 Interest risk of insurance contract

The interest rate risk exposure from the Group’s insurance contracts is the risk of unexpected losses in net interest income or net assets arising from changes in interest rates and it is managed to minimize the loss experienced. For long-term, non-life insurance contracts, the Group calculates exposure of interest-bearing assets and interest-bearing liabilities. Liabilities exposure is premium reserves after subtracting costs of termination deductions. Asset exposure is interest-bearing assets. Assets that receive only fees without interest are excluded from interest bearing assets. Exposures to interest rate risk as of December 31, 2017 and 2018, are as follows:

i) Exposure to interest rate risk

	2017
		(In millions of Korean won	)
Liabilities
Fixed interest rate	￦	582,345
Variable interest rate		18,548,946

Total		19,131,291

Assets
Due from banks		167,312
Financial assets at fair value through profit or loss		325,844
Available-for-sale financial assets		6,066,290
Held-to-maturity financial assets		6,501,529
Loans		6,338,470

Total	￦	19,399,445

	2018
		(In millions of Korean won	)
Liabilities
Fixed interest rate	￦	560,471
Variable interest rate		20,332,094

Total		20,892,565

Assets
Due from financial institutions at amortized cost and cash		100,701
Financial assets at fair value through profit or loss		4,257,959
Financial assets at fair value through other comprehensive income		2,691,744
Financial assets at amortized cost		7,718,337
Loans		6,877,139

Total	￦	21,645,880

ii) Measurement and recognition method

Duration is used to measure interest rate risk within risk based solvency test. ALM system is utilized to manage interest rate risk internally. In addition, Risk Management Committee sets ALM strategy every year to manage interest rate risk.

iii) Sensitivity to changes in interest rates

Generally, when interest rates rise, the value and duration of assets and liabilities fall when interest rates fall, value and duration of assets and liabilities increase. Where duration of assets is shorter than that of liabilities with the interest rates fall, the interest risk is increased since the incremental portion of liabilities exceeds that of assets.

iv) Negative spread risk control

In order to manage the reverse margins risk between interest expenses from liabilities and investment incomes on assets, the Group set the disclosure rate every month considering the market interest rate and the managing portfolio’s profit ratio.

37.6 Risk management of life insurance

37.6.1 Overview

Insurance risk is the risk of loss arising from the actual risk at the time of claims exceeding the estimated risk at the time of underwriting. Insurance risk is classified by insurance price risk and policy reserve risk. Insurance price risk is the risk of loss arising from differences between received from policyholders and actual claims paid. Policy reserve risk is the risk of loss arising from differences between policy reserves the Group holds and actual claims to be paid. The Group measures only insurance price risk under RBC requirement because life insurance claim payout is mainly in a fixed amount with less volatility in policy reserve and shorter waiting period before payment

37.6.2 Concentration of insurance risk and reinsurance policy

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

37.6.3 The characteristic and exposure of insurance price risk

The exposure of insurance price risk is measured by the risk premium for all insurance contracts held for one year prior to the calculation date. The premium for risk retention is calculated by adding direct insurance premium and reinsurance assumed premium, and deducting reinsurance ceded premium (which is paid to reinsurance companies). If the holding risk premium is less than zero, the exposure of the insurance price is measured as zero.

The insurance risk of a life insurance company is measured by insurance price risk. As the life insurance coverage is in the form of a fixed payment, the fluctuation of policy reserve is small and the period from insured event to claims payment is not long. The policy reserve risk is managed by assessments of adequacy of the policy reserve.

The insurance price risk is managed through insurance risk management regulation established by Risk Management Committee.

The maximum exposures to insurance price risk as of December 31, 2017 and 2018, are as follows:

	2017
	Before reinsurance mitigation		After reinsurance mitigation
	(In millions of Korean won)
Death	￦	14,356	￦	10,279
Disability		1,331		899
Hospitalization		1,233		747
Operation and diagnosis		3,326		1,977
Actual losses for medical expense		817		403
Others		753		376

Total	￦	21,816	￦	14,681

	2018
	Before reinsurance mitigation		After reinsurance mitigation
	(In millions of Korean won)
Death	￦	13,264	￦	6,758
Disability		858		296
Hospitalization		1,287		358
Operation and diagnosis		3,936		1,031
Actual losses for medical expense		1,059		85
Others		1,019		96

Total	￦	21,423	￦	8,624

Average ratios of claims paid per risk premium received on the basis of exposure before mitigation for the past three years as of December 31, 2017 and 2018, were 65.9% and 67.6%, respectively.

The exposure of market risk arising from embedded derivatives included in host insurance contracts as of December 31, 2017 and 2018, are as follows:

	2017				2018
	Policyholders reserve[1]		Guarantee reserve		Policyholders reserve[1]		Guarantee reserve
	(In millions of Korean won)
Variable annuity	￦	461,309	￦	3,485	￦	359,617	￦	2,688
Variable universal		97,893		3,572		84,783		4,129
Variable saving		429,985		316		542,035		396

Total	￦	989,187	￦	7,373	￦	986,435	￦	7,213

[1]	Excluding the amount of the lapsed reserve

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

37.6.5 Premium reserves and unearned premium reserves residual maturity

Premium reserves and unearned premium reserves classified based on each residual maturity as of December 31, 2018 and 2018, are as follows:

	2017
	Less than 3 years		3-5 years		5-10 years		10-15 years		15-20 years		20 years or more		Total
	(In millions of Korean won)
Premium reserves	￦	971,517	￦	660,139	￦	829,157	￦	591,689	￦	333,031	￦	3,892,579	￦	7,278,112

	2018
	Less than 3 years		3-5 years		5-10 years		10-15 years		15-20 years		20 years or more		Total
	(In millions of Korean won)
Premium reserves	￦	984,201	￦	530,322	￦	777,690	￦	575,712	￦	341,112	￦	4,005,728	￦	7,214,765

37.7 The Overlay Approach

The Group applied “The Overlay Approach” under IFRS 4 at the initial application of IFRS 9.

Details of financial assets applied “The Overlay Approach” as of December 31, 2018, are as follows:

	2018
	(In millions of Korean won)
Financial assets designated at fair value through profit or loss
Cash and due from financial institutions	￦	172,777
Debt securities		7,044,081
Equity securities		81,949

Total	￦	7,298,807

Changes of net losses on overlay adjustment for the year ended December 31, 2018, are as follows:

	Net losses on overlay adjustment[2]
	(In millions of Korean won)
Beginning[1]	￦	(7,559)
Recognition due to acquisition		17,205
Reclassification to profit or loss due to disposal		(16,792)
Recognition of OCI from profit or loss due to re-designation		—
Recognition of profit or loss from OCI due to de-designation		—

Ending	￦	(7,146)

[1]	Calculated based on IFRS 9
[2]	Amounts are net of tax

38. Supplemental Cash Flow Information

Cash and cash equivalents as of December 31, 2017 and 2018, are as follows:

	2017		2018
	(In millions of Korean won)
Cash	￦	2,167,911	￦	2,186,035
Checks with other banks		430,253		872,166
Due from Bank of Korea		8,981,665		9,098,891
Due from other financial institutions		8,237,996		8,117,398

Sub-total		19,817,825		20,274,490

Due from financial institutions at fair value through profit or loss		—		381,718

		19,817,825		20,656,208

Restricted cash from financial institutions		(10,613,089)		(12,347,627)

Due from financial institutions with original maturities over three months		(799,838)		(1,665,765)

Sub-total		(11,412,927)		(14,013,392)

Total	￦	8,404,898	￦	6,642,816

Significant non-cash transactions for the years ended December 31, 2016, 2017 and 2018, are as follows:

	2016		2017		2018
	(In millions of Korean won)
Decrease in loans due to the write-offs	￦	1,399,315	￦	1,033,056	￦	1,079,435
Changes in accumulated other comprehensive income due to valuation of financial investments		(47,871)		89,117		—
Changes in accumulated other comprehensive income due to valuation of financial investments at fair value through other comprehensive income		—		—		119,182
Decrease in accumulated other comprehensive income from measurement of investment securities in associates		(7,093)		100,735		(3,733)
Changes in shares of investment in associate due to KB Insurance Co., Ltd.’s inclusion of the consolidation scope		—		(1,417,397)		—
Changes in shares of investment in associate due to Hyundai Securities Co., Ltd.’s inclusion of the consolidation scope		(1,459,604)		—		—
Changes in other payables due to treasury stock trust agreement, etc.		—		18,802		6,678

Cash inflows and outflows from income tax, interests and dividends for the year December 31, 2016, 2017 and 2018, are as follows:

	Activity	2016		2017		2018
		(In millions of Korean won)
Income tax paid	Operating	￦	231,786	￦	646,802	￦	759,013
Interest received	Operating		10,208,678		11,243,363		12,346,795
Interest paid	Operating		3,707,653		3,444,715		4,069,935
Dividends received	Operating		132,654		229,289		222,670
Dividends paid	Financing		378,625		497,969		766,728

Changes in liabilities arising from financing activities

Changes in liabilities and assets that arising from financing activities for the year ended December 31, 2018 are as follows:

	2018
					Non-cash changes
	Beginning		Net cash flows		Acquisition (Disposal)		Changes in foreign exchange rates		Changes in fair value		Business Combination		Other changes		Ending
	(In millions of Korean won)
Derivatives held for hedging[1]	￦	(202,421)	￦	15,044	￦	—	￦	—	￦	195,426	￦	—	￦	—	￦	8,049
Debts		28,820,928		4,216,014		—		178,543		—		(8,487)		(202,164)		33,004,834
Debentures		44,992,724		8,422,959		—		173,760		4,176		(355,800)		40,878		53,278,697
Other payables from trust accounts		5,018,031		267,077		—		—		—		—		—		5,285,108
Others		325,437		(185,894)		17,664		7,242		—		—		2,679		167,128

Total	￦	78,954,699	￦	12,735,200	￦	17,664	￦	359,545	￦	199,602	￦	(364,287)	￦	(158,607)	￦	91,743,816

[1]	Derivatives held for hedging purposes are the net amount after offsetting liabilities from assets

The net cash inflow associated with the change of the subsidiaries for the year ended December 31, 2018 was ￦188,140 million.

39. Contingent Liabilities and Commitments

Details of payment guarantees as of December 31, 2017 and 2018, are as follows:

	2017		2018
	(In millions of Korean won)
Confirmed payment guarantees
Confirmed payment guarantees in Korean won
Payment guarantees for KB purchasing loan	￦	252,817	￦	196,517
Other payment guarantees		530,272		597,636

Sub-total		783,089		794,153

Confirmed payment guarantees in foreign currency
Acceptances of letter of credit		147,987		208,926
Letter of guarantees		60,853		53,210
Bid bond		46,984		51,528
Performance bond		563,506		604,311
Refund guarantees		778,779		592,925
Other payment guarantees in foreign currency		1,960,769		2,539,900

Sub-total		3,558,878		4,050,800

Financial guarantees
Payment guarantees for mortgage		57,446		50,497
Overseas debt guarantees		285,576		311,796
International financing guarantees in foreign currencies		46,953		110,070
Other financing payment guarantees		270,029		270,000

Sub-total		660,004		742,363

Total Confirmed acceptances and guarantees		5,001,971		5,587,316

Unconfirmed acceptances and guarantees
Guarantees of letter of credit		2,250,542		1,745,340
Refund guarantees		384,959		686,843

Total Confirmed acceptances and guarantees		2,635,501		2,432,183

Total	￦	7,637,472	￦	8,019,499

Payment guarantees that are exposed to credit risk as of December 31, 2018, are as follows:

	The financial instruments applying 12-month expected credit losses		The financial instruments applying lifetime expected credit losses				Total
			Non-impaired		Impaired
			(In millions of Korean won)
Confirmed payment guarantees
Grade 1	￦	3,726,259	￦	179	￦	—	￦	3,726,438
Grade 2		1,571,258		29,034		—		1,600,292
Grade 3		84,251		13,585		—		97,836
Grade 4		30,443		117,166		420		148,029
Grade 5		—		171		14,550		14,721

Sub-total		5,412,211		160,135		14,970		5,587,316

Unconfirmed acceptances and guarantees
Grade 1		1,102,478		1,747		—		1,104,225
Grade 2		1,180,137		17,795		—		1,197,932
Grade 3		25,749		16,225		—		41,974
Grade 4		9,627		66,186		—		75,813
Grade 5		—		219		12,020		12,239

Sub-total		2,317,991		102,172		12,020		2,432,183

Total	￦	7,730,202	￦	262,307	￦	26,990	￦	8,019,499

Acceptances and guarantees by counterparty as of December 31, 2017 and 2018, are as follows:

	2017
	Confirmed guarantees		Unconfirmed guarantees		Total		Proportion (%)
	(In millions of Korean won)
Corporations	￦	4,185,975	￦	1,913,114	￦	6,099,089	79.86
Small companies		621,834		492,369		1,114,203	14.59
Public and others		194,162		230,018		424,180	5.55

Total	￦	5,001,971	￦	2,635,501	￦	7,637,472	100.00

	2018
	Confirmed guarantees		Unconfirmed guarantees		Total		Proportion (%)
	(In millions of Korean won)
Corporations	￦	4,775,838	￦	1,901,951	￦	6,677,789	83.27
Small companies		617,458		423,947		1,041,405	12.99
Public and others		194,020		106,285		300,305	3.74

Total	￦	5,587,316	￦	2,432,183	￦	8,019,499	100.00

Acceptances and guarantees by industry as of December 31, 2017 and 2018, are as follows:

	2017
	Confirmed guarantees		Unconfirmed guarantees		Total		Proportion (%)
	(In millions of Korean won)
Financial institutions	￦	23,317	￦	7,353	￦	30,670	0.40
Manufacturing		2,799,593		1,270,721		4,070,314	53.29
Service		655,057		100,004		755,061	9.89
Whole sale & Retail		935,647		837,230		1,772,877	23.21
Construction		335,156		198,996		534,152	6.99
Public sector		165,249		129,944		295,193	3.87
Others		87,952		91,253		179,205	2.35

Total	￦	5,001,971	￦	2,635,501	￦	7,637,472	100.00

	2018
	Confirmed guarantees		Unconfirmed guarantees		Total		Proportion (%)
	(In millions of Korean won)
Financial institutions	￦	72,071	￦	3,736	￦	75,807	0.95
Manufacturing		2,981,245		1,451,657		4,432,902	55.27
Service		931,680		84,586		1,016,266	12.67
Whole sale & Retail		998,333		723,367		1,721,700	21.47
Construction		280,146		40,988		321,134	4.00
Public sector		165,571		36,256		201,827	2.52
Others		158,270		91,593		249,863	3.12

Total	￦	5,587,316	￦	2,432,183	￦	8,019,499	100.00

Commitments as of December 31, 2017 and 2018, are as follows:

	2017		2018
	(In millions of Korean won)
Commitments
Corporate loan commitments	￦	32,857,616	￦	37,340,727
Retail loan commitments		16,074,323		41,335,454
Credit line on credit cards		49,299,924		54,488,133
Purchase of other security investment and others		3,951,304		5,426,058

Sub-total		102,183,167		138,590,372

Financial Guarantees
Credit line		2,669,071		2,447,369
Purchase of security investment		354,800		436,800

Sub-total		3,023,871		2,884,169

Total	￦	105,207,038	￦	141,474,541

Other Matters (including litigation)

a) The Group has filed 185 lawsuits (excluding minor lawsuits in relation to the collection or management of loans), involving aggregate claims of ￦526,449 million, and faces 291 lawsuits (as the defendant) (excluding minor lawsuits in relation to the collection or management of loans) involving aggregate damages of ￦293,349 million, which arose in the normal course of the business and are still pending as of December 31, 2018.

b) Kookmin Bank made a construction contract building the integrated company building, and the integrated central IT, amounting to ￦ 151,280 million, and ￦ 116,563 million, respectively; for the year ended December 31, 2018, the subsidiary has paid ￦ 7,605 million and ￦ 42,857 million for each the integrated company building and the integrated central IT, respectively.

c) The face value of the securities which Kookmin Bank sold to general customers through the bank tellers amounts to ￦372 million and ￦372 million as of December 31, 2017 and 2018, respectively.

d) While setting up a fraud detection system, a computer contractor employed by the personal credit ratings firm Korea Credit Bureau caused a widespread data breach in June 2013, resulting in the theft of cardholders’ personal information. As a result of the leakage of customer personal information, the KB Kookmin Card received a notification from the Financial Services Commission that the KB Kookmin Card was subject to a temporary three-month operating suspension as of February 16, 2014. In respect of the incident, the Group faces 113 legal claims filed as the defendant, with an aggregate claim of ￦ 6,906 million as of December 31, 2018. A provision liability of ￦9,886 million has been recognized for these pending lawsuits. In addition, the additional lawsuits may be filed against the Group. Meanwhile, the final outcome of the cases cannot be reasonably ascertained.

e) As of December 31, 2018, the Group is in the process of filing complaints regarding insurance contracts including reverse pension plans; the amount paid and the timing related with this filing cannot be predicted as of December 31, 2018.

40. Subsidiaries

Details of subsidiaries as of December 31, 2018, are as follows:

Investor	Investee	Ownership interests(%)	Location	Date of financial statements	Industry
KB Financial Group Inc.	Kookmin Bank	100.00	Korea	Dec. 31	Banking and foreign exchange transaction
	KB Securities Co., Ltd.	100.00	Korea	Dec. 31	Financial investment
	KB Insurance Co., Ltd.	100.00	Korea	Dec. 31	Non-life insurance
	KB Kookmin Card Co., Ltd.	100.00	Korea	Dec. 31	Credit card and installment finance
	KB Life Insurance Co., Ltd.	100.00	Korea	Dec. 31	Life insurance
	KB Asset Management Co., Ltd.	100.00	Korea	Dec. 31	Collective investment and advisory
	KB Capital Co., Ltd.	100.00	Korea	Dec. 31	Financial Leasing
	KB Savings Bank Co., Ltd.	100.00	Korea	Dec. 31	Savings banking
	KB Real Estate Trust Co., Ltd.	100.00	Korea	Dec. 31	Real estate trust management
	KB Investment Co., Ltd.	100.00	Korea	Dec. 31	Capital investment
	KB Credit Information Co., Ltd.	100.00	Korea	Dec. 31	Collection of receivables or credit investigation
	KB Data System Co., Ltd.	100.00	Korea	Dec. 31	Software advisory, development, and supply
Kookmin Bank	Kookmin Bank Int’l Ltd. (London)[6]	100.00	United Kingdom	Dec. 31	Banking and foreign exchange transaction
	Kookmin Bank Cambodia PLC.	100.00	Cambodia	Dec. 31	Banking and foreign exchange transaction
	Kookmin Bank China Ltd.	100.00	China	Dec. 31	Banking and foreign exchange transaction
	KB Microfinance Myanmar Co., Ltd.	100.00	Myanmar	Dec. 31	Other credit granting n.e.c.
	KBD Tower 1st L.L.C. and 33 others[2]	—	Korea	Dec. 31	Asset-backed securitization

Investor	Investee	Ownership interests(%)	Location	Date of financial statements	Industry
	KB Multi-Asset Private Securities Fund S-1(Bond Mixed)	99.96	Korea	Dec. 31	Investment trust
	KB Multi-Asset Private Securities Fund P-1(Bond Mixed)	99.96	Korea	Dec. 31	Investment trust
	KB Haeoreum private securities investment trust 96(Bond)[3]	49.95	Korea	Dec. 31	Capital investment
	Samsung KODEX 10Y F-LKTB Inverse ETF(Bond-Derivatives)	88.74	Korea	Dec. 31	Capital investment
	KB Haeoreum private securities investment trust 83(Bond)	99.95	Korea	Dec. 31	Capital investment
	Kiwoom Frontier Private placement fund 10[Bond]	99.85	Korea	Dec. 31	Capital investment
	Tong Yang Safe Plus Qualified Private Trust S-8(Bond)	99.93	Korea	Dec. 31	Capital investment
	Mirae Asset Triumph Global Privately placed Feeder Investment Trust 1	99.92	Korea	Dec. 31	Capital investment
	NH-AMUNDI GLOBAL PRIVATE SECURITIES INVESTMENT TRUST 1(BOND)]	83.31	Korea	Dec. 31	Capital investment
	Meritz Private Real Estate Fund 9-2	99.98	Korea	Dec. 31	Capital investment
	AIP US RED PRIVATE REAL ESTATE TRUST NO.10	99.97	Korea	Dec. 31	Capital investment
	KB Evergreen Private Securities Fund 98(Bond)[3]	49.34	Korea	Dec. 31	Capital investment
	KB Korea Choet Term Premium Private Securities 5(USD)(Bond)	50.00	Korea	Dec. 31	Capital investment
	KB Korea Short Term Premium Private Securities 4(USD)(Bond)[3]	49.60	Korea	Dec. 31	Capital investment
KB Securities Co., Ltd.	KBFG Securities America Inc.	100.00	United States of America	Dec. 31	Investment advisory and securities dealing activities
	KB Securities Hong Kong Ltd.	100.00	China	Dec. 31	Investment advisory and securities dealing activities
	KB SECURITIES VIETNAM JOINT STOCK COMPANY	99.67	Vietnam	Dec. 31	Investment advisory and securities dealing activities
	Able NS Co., Ltd and 61 others[2]	—	Korea	Dec. 31	Asset-backed securitization
	KB NA COMPASS ENERGY PRIVATE SPECIAL ASSET FUND[3]	29.70	Korea	Dec. 31	Capital investment

Investor	Investee	Ownership interests(%)	Location	Date of financial statements	Industry
	Hyundai You First Private Real Estate Investment Trust No. 1	98.54	Korea	Dec. 31	Capital investment
	Hyundai Smart Index Alpha Securities Feeder Investment Trust No.1	98.76	Korea	Dec. 31	Capital investment
	Hyundai Strong Korea Equity Trust No.1	99.34	Korea	Dec. 31	Capital investment
	Hyundai Kidzania Equity Feeder Trust No.1	79.13	Korea	Dec. 31	Capital investment
	Hyundai Value Plus Equity Feeder Trust No.1	99.64	Korea	Dec. 31	Capital investment
	Hyundai Strong-small Corporate Trust No.1	90.57	Korea	Dec. 31	Capital investment
	Heungkuk Highclass Private Real Estate Trust No. 21	100.00	Korea	Dec. 31	Capital investment
	JB New Jersey Private Real Estate Investment Trust No. 1	98.15	Korea	Dec. 31	Capital investment
	Heungkuk Global Highclass Private Real Estate Trust No. 23	100.00	Korea	Dec. 31	Capital investment
	Hyundai Dynamic Mix Securities Feeder Investment Trust No.1	99.99	Korea	Dec. 31	Capital investment
	Hyundai Quant Long Short Securities Feeder Investment Trust No. 1	100.00	Korea	Dec. 31	Capital investment
	Hyudai China Index Plus Securities Investment Trust No.1	81.90	Korea	Dec. 31	Capital investment
	Hyundai Kon-tiki Specialized Privately Placed Fund No.1	98.05	Korea	Dec. 31	Capital investment
	DGB Private real estate Investment Trust No.8	98.77	Korea	Dec. 31	Capital investment
	Aquila Global Real Assets Fund No.1 LP	99.96	Cayman islands	Dec. 31	Capital investment
	Able Quant Asia Pacific Feeder Fund(T.E.) Limited	100.00	Cayman islands	Dec. 31	Capital investment
	Mangrove Feeder Fund	100.00	Cayman islands	Dec. 31	Capital investment
	LB Ireland Private Real Estate Investment Trust 8	99.85	Korea	Dec. 31	Capital investment
	KTB Aircraft Private Investment Trust No.21-1	99.61	Korea	Dec. 31	Capital investment
	Pacific US Blackrock Private Placement Real Estate Fund No.15	99.50	Korea	Dec. 31	Capital investment
	Vestas Qualified Investors Private Real Estate Fund Investment Trust No.38	54.04	Korea	Dec. 31	Capital investment

Investor	Investee	Ownership interests(%)	Location	Date of financial statements	Industry
KB Insurance Co., Ltd.	KB Claims Survey & Adjusting	100.00	Korea	Dec. 31	Claim service
	KB Sonbo CNS	100.00	Korea	Dec. 31	Management service
	Leading Insurance Services, Inc.	100.00	United States of America	Dec. 31	Management service
	LIG Insurance (China) Co., Ltd.	100.00	China	Dec. 31	Non-life insurance
	PT. KB Insurance Indonesia	70.00	Indonesia	Dec. 31	Non-life insurance
	KB Golden Life Care Co., Ltd.	100.00	Korea	Dec. 31	Service
	KB AMP Infra Private Special Asset Fund 1(FoFs)[3]	41.67	Korea	Dec. 31	Capital investment
	KB Muni bond Private Securities Fund 1(USD)(bond) [3]	33.33	Korea	Dec. 31	Capital investment
	KB CHILE SOLAR FUND	80.00	Korea	Dec. 31	Capital investment
	Meritz Private Specific Real Estate Fund 1-2	87.21	Korea	Dec. 31	Capital investment
	KB Global Private Real Estate Debt Fund 1[3]	50.00	Korea	Dec. 31	Capital investment
	Dongbu Private Fund 16th	89.52	Korea	Dec. 31	Financial investment
	Hana Landchip Real estate Private Fund 58th	99.99	Korea	Dec. 31	Financial investment
	Hyundai Aviation Private Fund 3rd	99.96	Korea	Dec. 31	Financial investment
	Hyundai Power Professional Investment Type Private Investment Fund No.4	99.78	Korea	Dec. 31	Financial investment
	KB U.S. LongShort Private Securities Fund 1	99.39	Korea	Dec. 31	Financial investment
	Hyundai Infra Professional Investment Type Private Investment Trust No.5	99.80	Korea	Dec. 31	Financial investment
	KB SAUDI Private Special Asset Fund	80.00	Korea	Dec. 31	Financial investment
	Meritz Private Real Estate Fund 8	99.36	Korea	Dec. 31	Financial investment
	Hyundai Star Private Real Estate Investment Trust No. 14	99.98	Korea	Dec. 31	Financial investment
	Vogo debt strategy private real estate fund VII	98.93	Korea	Dec. 31	Financial investment
	KORAMCO Europe Debt Strategy Private Real-Estate Fund 2nd	99.80	Korea	Dec. 31	Capital investment
	KB Peru Transmission Facility Investment Private Fund	99.03	Korea	Dec. 31	Capital investment
	KB Global Private Real Estate Debt Fund 2	98.36	Korea	Dec. 31	Capital investment
	KB Europe Private Real Estate Debt Fund 1	57.14	Korea	Dec. 31	Capital investment

Investor	Investee	Ownership interests(%)	Location	Date of financial statements	Industry
KB Kookmin Card Co., Ltd.	Wise Mobile 18th Securitization Co., Ltd.[2]	0.50	Korea	Dec. 31	Asset-backed securitization and others
	KB Kookmin Card 3rd Securitization Co., Ltd. And 2 other[2]	0.50	Korea	Dec. 31	Asset-backed securitization and others
	Heungkuk Life Insurance Money Market Trust	100.00	Korea	Dec. 31	Trust asset management
	KB DAEHAN SPECIALIZED BANK PLC.	90.00	Cambodia	Dec. 31	Banking
KB Life Insurance Co., Ltd.	KB Evergreen Private Securities Fund No. 59(Bond)	100.00	Korea	Dec. 31	Private fund
	KB Haeoreum Private Securities Investment Trust 1st(debt securities)	100.00	Korea	Dec. 31	Private fund
KB Asset Management Co., Ltd.	KB Star Office Private Real Estate Feeder fund 3-2	88.00	Korea	Dec. 31	Financial investment
	KB Asset Management Singapore Pte, Ltd.	100.00	Singapore	Dec. 31	Collective investment
	KB Global Equity Solution Securities Feeder Fund(Equity-FoFs)[3]	44.04	Korea	Dec. 31	Capital investment
	KB Star Short Term Securities Feeder Fund(Bond)[3]	37.11	Korea	Dec. 31	Capital investment
	KB Onkookmin Life Income RIF 20 Feeder Fund(Fofs)[3]	49.98	Korea	Dec. 31	Capital investment
	KB Onkookmin Life Income RIF 40 Feeder Fund(Fofs)[3]	49.13	Korea	Dec. 31	Capital investment
	KB Active Investor Securities Investment Trust(Derivatives Mixed)	99.95	Korea	Dec. 31	Financial investment
	KB Global Multi Asset Income Securities Feeder Fund(Bond Mixed-FoFs)	96.17	Korea	Dec. 31	Financial investment
	KB G2 Plus Korea Securities Fund(Equity)	91.03	Korea	Dec. 31	Financial investment
KB Investment Co., Ltd.	2011 KIF-KB IT Venture Fund[4]	43.33	Korea	Dec. 31	Capital investment
	KoFC-KB Young Pioneer 1st Fund[4]	33.33	Korea	Dec. 31	Capital investment
	KB NEW CONTENTS Venture Fund[4]	20.00	Korea	Dec. 31	Capital investment
	KB Young Pioneer 3.0 Venture Fund[4]	40.00	Korea	Dec. 31	Capital investment
	KB Pre IPO Secondary Venture Fund 2[4]	21.00	Korea	Dec. 31	Capital investment
	KB Contents Panda iMBC Contents Venture Fund[4]	20.00	Korea	Dec. 31	Capital investment

Investor	Investee	Ownership interests(%)	Location	Date of financial statements	Industry
Heungkuk Global Highclass Private Real Estate Trust 23	HYUNDAI ABLE INVESTMENT REIT	99.90	United States of America	Dec. 31	Real Estate Activities
Hyundai Strong Korea Equity Trust No.1	Hyundai Strong Korea Equity Trust No.1[Master]	80.93	Korea	Dec. 31	Capital investment
Hyundai Trust Securities Feeder Investment Trust No.1- Bond	Hyundai Trust Securities Master Investment Trust—Bond	96.83	Korea	Dec. 31	Capital investment
Hyundai Quant Long Short Securities Feeder Investment Trust	Hyundai Quant Long Short Securities Master Investment Trust	100.00	Korea	Dec. 31	Capital investment
Hyundai Smart Index Alpha Securities Feeder Inv Trust 1	Hyundai Smart Index Alpha Securities Master Investment Trust	99.91	Korea	Dec. 31	Capital investment
Hyundai Value Plus Securities Feeder Investment Trust 1 and others	Hyundai Value Plus Securities Master Investment Trust	100.00	Korea	Dec. 31	Capital investment
Hyundai Dynamic Mix Securities Feeder Investment Trust	Hyundai Dynamic Mix Securities Master Investment Trust	99.02	Korea	Dec. 31	Capital investment
KB Securities Co., Ltd., KB Insurance Co., Ltd., KB Asset Management Co., Ltd.	KB Star Office Private Real Estate Investment Trust 4	51.96	Korea	Dec. 31	Capital investment
Kookmin Bank, KB Insurance Co., Ltd., KB Investment Co., Ltd., KB Capital Co., Ltd.	KB Digital Innovation Investment Fund Limited partnership	62.40	Korea	Dec. 31	Capital investment
Kookmin Bank, KB Insurance Co., Ltd., KB life Insurance Co., Ltd.	KB Hope Sharing BTL Private Special Asset[3]	46.00	Korea	Dec. 31	Capital investment
Kookmin Bank, KB Insurance Co., Ltd., KB life Insurance Co., Ltd.	KB Senior Loan Private Fund[3]	37.39	Korea	Dec. 31	Capital investment
Kookmin Bank, KB Insurance Co., Ltd.	Hanbando BTL Private Special Asset Fund 1st3	46.36	Korea	Dec. 31	Capital investment
Kookmin Bank, KB Insurance Co., Ltd.	KB KBSTAR KTB 3Y Futures Inverse ETF	79.95	Korea	Dec. 31	Capital investment

Investor	Investee	Ownership interests(%)	Location	Date of financial statements	Industry
Kookmin Bank, KB Insurance Co., Ltd.	KB KBSTAR Mid-Long Term KTB Active ETF	63.16	Korea	Dec. 31	Capital investment
Kookmin Bank, KB Securities Co., Ltd., KB Insurance Co., Ltd., KB life Insurance, KB Kookmin Card Co., Ltd., KB Capital Co., Ltd.	KB digital innovation&growth New Technology Business Investment Fund	100.00	Korea	Dec. 31	Capital investment
Kookmin Bank, KB Securities Co., Ltd., KB Insurance Co., Ltd., KB life Insurance, KB Asset Management Co., Ltd.	KB Global Core Bond Securities Fund Master Fund(Bond)	100.00	Korea	Dec. 31	Capital investment
Kookmin Bank, KB Securities Co., Ltd., KB Asset Management Co., Ltd.	KB Everyone TDF 2035 Securities Investment Trust—Bond Balanced-Fund of Funds[3]	37.62	Korea	Dec. 31	Financial investment
Kookmin Bank, KB Securities Co., Ltd., KB Asset Management Co., Ltd.	KB Everyone TDF 2045 Securities Investment Trust—Bond Balanced-Fund of Funds	54.06	Korea	Dec. 31	Financial investment
Kookmin Bank, KB Insurance Co., Ltd., KB Securities Co., Ltd., KB Real Estate Trust Co., Ltd.	KB Wise Star Private Real Estate Feeder Fund 1st.	100.00	Korea	Dec. 31	Investment trust
Kookmin Bank, KB Investment Co., Ltd., KB Capital Co., Ltd.	KB Intellectual Property Fund 2	75.00	Korea	Dec. 31	Capital investment
Kookmin Bank, KB Investment Co., Ltd.	KB12-1 Venture Investment	100.00	Korea	Dec. 31	Capital investment
Kookmin Bank, KB Investment Co., Ltd.	KB Start-up Creation Fund	62.50	Korea	Dec. 31	Capital investment
Kookmin Bank, KB Investment Co., Ltd.	KB Intellectual Property Fund[4]	34.00	Korea	Dec. 31	Capital investment
Kookmin Bank, KB life Insurance Co., Ltd.	KB Mezzanine Private Securities Fund 2nd3	40.74	Korea	Dec. 31	Capital investment

Investor	Investee	Ownership interests(%)	Location	Date of financial statements	Industry
Kookmin Bank, KB Insurance Co., Ltd., KB life Insurance, KB Investment Co., Ltd.	KB High-tech Company Investment Fund	100.00	Korea	Dec. 31	Capital investment
KB Insurance Co., Ltd., KB life Insurance Co., Ltd., KB Investment Co., Ltd.	KB-Solidus Global Healthcare Fund[3]	43.33	Korea	Dec. 31	Capital investment
KB Kookmin Card Co., Ltd., KB Capital Co., Ltd.	KB KOLAO LEASING CO., Ltd	80.00	Laos	Dec. 31	Auto installment finance
Mirae Asset Triumph Global Privately placed Feeder Investment Trust 1	Mirae Asset Triumph Global Privately placed Master Investment Trust 1	100.00	Korea	Dec. 31	Capital investment
Mangrove Feeder Fund	Mangrove Master Fund	100.00	Cayman islands	Dec. 31	Capital investment
LB Ireland Private Real Estate Investment Trust 8	BECKETT ACQUISITION LIMITED	100.00	Ireland	Dec. 31	Real Estate Activities
KB Securities Co., Ltd., KB Insurance Co., Ltd., KB Asset Management Co., Ltd.	KB Star Fund_KB Value Focus Korea Equity	95.45	Luxembourg	Dec. 31	Capital investment
KB Securities Co., Ltd., KB Investment Co., Ltd.	KB KONEX Market Vitalization Fund[4]	46.88	Korea	Dec. 31	Capital investment
KB Securities Co., Ltd., KB Investment Co., Ltd.	KB Neo Paradigm Agriculture Venture	50.00	Korea	Dec. 31	Capital investment
KB Securities Co., Ltd., KB Investment Co., Ltd.	KB New Paradigm Fisheries Venture Fund[4]	33.33	Korea	Dec. 31	Capital investment
KB Wise Star Private Real Estate Feeder Fund 1st.	KB Star Office Private Real Estate Master Investment Trust 2[5]	44.44	Korea	Dec. 31	Capital investment
KB Wise Star Private Real Estate Feeder Fund 1st.	KB Star Office Private Real Estate Investment Trust 3	54.51	Korea	Dec. 31	Capital investment

Investor	Investee	Ownership interests(%)	Location	Date of financial statements	Industry
KB Star Short Term Securities Feeder Fund(Bond)	KB Star Short Term Securities Master Fund(Bond)	96.67	Korea	Dec. 31	Capital investment
KB Multi-Asset Private Securities Fund P-1(Bond Mixed)	KB Multi-Asset Private Securities Master Fund P-1(Bond Mixed)	100.00	Korea	Dec. 31	Investment trust
KB Global Core Bond Securities Master Fund(Bond)	KB Global Core Bond Securities Master Fund(Bond)	100.00	Korea	Dec. 31	Capital investment
KB Global Equity Solution Securities Feeder Fund(Equity-FoFs))	KB Global Equity Solution Securities Master Fund(Equity-FoFs)	100.00	Korea	Dec. 31	Capital investment
KB Global Multi Asset Income Securities Feeder Fund(Bond Mixed-FoFs)	KB Global Multi Asset Income Securities Master Fund(Bond Mixed-FoFs)	73.76	Korea	Dec. 31	Capital investment
KBFG Securities America Inc.	Global Investment Opportunity Limited	100.00	Malaysia	Dec. 31	Financial investment and Real Estate Activities
KB Onkookmin Life Income RIF 40 Feeder Fund(Fofs)	KB Onkookmin Life Income RIF 40 Master Fund(Fofs)	96.48	Korea	Dec. 31	Capital investment
KB Onkookmin Life Income RIF 20 Feeder Fund(Fofs)	KB Onkookmin Life Income RIF 20 Master Fund(Fofs)	96.14	Korea	Dec. 31	Capital investment
JB New Jersey Private Real Estate Investment Trust No. 1	ABLE NJ DSM INVESTMENT REIT	99.18	United States of America	Dec. 31	Real Estate Activities
HYUNDAI ABLE INVESTMENT REIT	HYUNDAI ABLE PATRIOTS PARK, LLC	100.00	United States of America	Dec. 31	Real Estate Activities
Aquila Global Real Assets Fund No.1 LP	AGRAF Real Estate No.1, Senningerberg	100.00	Luxembourg	Dec. 31	Asset-backed securitization
AGRAF Real Estate No.1, Senningerberg	AGRAF Real Estate Holding No.1, Senningerberg	100.00	Luxembourg	Dec. 31	Asset-backed securitization
AGRAF Real Estate Holding No.1, Senningerberg	Vierte CasaLog GmbH & Co. KG and 2 others	94.90	Germany	Dec. 31	Real Estate Activities
AGRAF Real Estate Holding No.1, Senningerberg	HD 1 Grundstucksgesellschaft mbH & Co. KG	94.90	Germany	Dec. 31	Real Estate Activities
AGRAF Real Estate Holding No.1, Senningerberg	Sechste Casalog KG	94.90	Germany	Dec. 31	Real Estate Activities

Investor	Investee	Ownership interests(%)	Location	Date of financial statements	Industry
Able Quant Asia Pacific Feeder Fund(T.E.) Limited	Able Quant Asia Pacific Master Fund Limited	100.00	Cayman islands	Dec. 31	Capital investment
ABLE NJ DSM INVESTMENT REIT	ABLE NJ DSM, LLC	100.00	United States of America	Dec. 31	Real Estate Activities
Kookmin Bank	Personal pension trusts and 10 other trusts[1]	—	Korea	Dec. 31	Trust

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

[5]

Although the Group holds less than a majority of the investee’s voting rights, the Group participated directly in establishment of this entity and has power over relevant activities, and is significantly exposed to variable returns which is affected by the performance of the investee, and has ability to affect the performance through its power. Accordingly the Group has control over the investee.

[6]

The Group changed Kookmin Bank Int’l Ltd. (London) to Kookmin Bank London Branch on May 16, 2018, and this event is categorized as business combination of entities under common control. The assets and liabilities acquired under business combinations under common control are recognized at the carrying amounts in the consolidated financial statements of the Group. The transferred assets and liabilities due to this business combination are ￦ 480,161 million and ￦ 480,023 million, respectively.

The condensed financial information of major subsidiaries as of December 31, 2017 and 2018, and for the years ended December 31, 2017 and 2018, is as follows:

	2017
	Assets		Liabilities		Equity		Operating income		Profit(loss) for the period		Total comprehensive income for the period
	(In millions of Korean won)
Kookmin Bank[1]	￦	329,765,927	￦	304,442,493	￦	25,323,434	￦	19,291,294	￦	2,174,705	￦	2,357,936
KB Securities Co., Ltd.[1,2]		37,351,680		32,936,024		4,415,656		5,974,054		271,701		236,587
KB Insurance Co., Ltd.[1,2]		32,351,778		29,128,747		3,223,031		8,740,682		330,286		320,756
KB Kookmin Card Co., Ltd.[1]		17,658,310		13,616,481		4,041,829		3,326,048		296,831		326,887
KB Life Insurance Co., Ltd.[1]		9,125,741		8,586,328		539,413		1,331,105		21,086		(10,151)
KB Asset Management Co., Ltd.[1]		201,481		44,860		156,621		117,746		52,022		52,176
KB Capital Co., Ltd.[1,2]		8,743,672		7,803,920		939,752		588,253		120,797		120,628
KB Savings Bank Co., Ltd.		1,158,829		960,812		198,017		79,428		21,150		21,329
KB Real Estate Trust Co., Ltd.		246,685		47,355		199,330		76,700		36,408		36,356
KB Investment Co., Ltd.[1]		355,763		218,671		137,092		41,150		(4,954)		(7,295)
KB Credit Information Co., Ltd.		26,121		10,979		15,142		31,737		(5,316)		(5,185)
KB Data System Co., Ltd.		41,945		27,240		14,705		117,946		945		323

	2018
	Assets		Liabilities		Equity		Operating income		Profit(loss) for the period		Total comprehensive income for the period
	(In millions of Korean won)
Kookmin Bank[1]	￦	356,959,258	￦	330,291,392	￦	26,667,866	￦	18,089,885	￦	2,259,198	￦	2,186,979
KB Securities Co., Ltd.[1,2]		45,086,292		40,613,423		4,472,869		6,667,005		178,850		204,903
KB Insurance Co., Ltd.[1,2]		34,785,551		31,289,706		3,495,845		11,977,601		262,266		317,067
KB Kookmin Card Co., Ltd.[1]		20,528,951		16,570,280		3,958,671		3,045,039		286,599		261,667
KB Life Insurance Co., Ltd.[1]		9,680,379		9,128,148		552,231		1,305,231		14,824		25,062
KB Asset Management Co., Ltd.[1]		254,256		107,504		146,752		130,027		39,586		40,154
KB Capital Co., Ltd.[1,2]		9,517,239		8,516,838		1,000,401		734,499		111,939		111,758
KB Savings Bank Co., Ltd.		1,388,844		1,186,871		201,973		85,346		11,018		10,832
KB Real Estate Trust Co., Ltd.		293,063		57,229		235,834		114,660		47,004		46,813
KB Investment Co., Ltd.[1]		528,701		374,925		153,776		114,914		14,532		14,529
KB Credit Information Co., Ltd.		26,276		11,041		15,235		35,219		185		95
KB Data System Co., Ltd.		40,197		23,788		16,409		131,374		2,942		1,705

[1]	Financial information is based on its consolidated financial statements.
[2]	The amount includes the fair value adjustments due to the merger.

Nature of the risks associated with interests in consolidated structured entities

The terms of contractual arrangements to provide financial support to a consolidated structured entity

•	The Group has provided payment guarantees of ￦3,227,444 million to KBD Tower 1st L.L.C. and other subsidiaries.

•

The Group provides capital commitment to KB Wise Star Private Real Estate Feeder Fund 1st. and 13 other subsidiaries. The unexecuted amount of the investment agreement is ￦ 291,481 million. Based on the capital commitment, the Group is subject to increase its investment upon the request of the asset management company or the additional agreement among investors.

•

The Group provides the guarantees of payment of principal, or principal and fixed rate of return in case the operating results of the trusts are less than the guaranteed principal, or principal and fixed rate of return.

Changes in subsidiaries

The subsidiaries newly included in consolidation during the year ended December 31, 2018, are as follows:

Company	Description
Tong Yang Safe Plus Qualified Private Trust S-8(Bond) and 24 others	Holds over than a majority of the ownership interests
KBD Tower 1st L.L.C. and 50 others	Holds the power in the case of default and exposed to variable returns by providing lines of credit, ABCP purchase commitments or acquiring subordinated debt
KB Global Private Real Estate Debt Fund 1 and 22 others	Holds the power to determine the operation of the trust and exposed to variable returns by holding significant amount of ownership interests
KB Pre IPO Secondary Venture Fund 2nd and 5 other	The Group has a power over the investee as a general partner, is significantly exposed to variable returns due to significant percentage of ownership.

The subsidiaries excluded from consolidation during the year ended December 31, 2018, are as follows:

Company	Description
Able Vison 1st Co., Ltd and 27 others	Lost the right of variable returns due to the releasing debt
Wise Mobile 12th Securitization Co., Ltd. and 14 others	Settlement
LIME ORANGE PRIVATE EQUITY FUND 6 and 8 others	Disposal
KB Everyone TDF 2025 Securities Investment Trust - Bond Balanced-Fund of Funds and 10 others	Ownership decrease under 50%

41. Unconsolidated Structured Entity

The nature, purpose and activities of the unconsolidated structured entities and how the structured entities are financed, are as follows:

Nature	Purpose	Activity	Method of Financing
Asset-backed securitization	Early cash generation through transfer of securitization assets Fees earned as services to SPC, such as providing lines of credit and ABCP purchase commitments	Fulfillment of Asset-backed securitization plan Purchase and transfer of securitization assets Issuance and repayment of ABS and ABCP	Issuance of ABS and ABCP based on securitization assets

Project Financing	Granting PF loans to SOC and real estate Granting loans to ships/aircrafts SPC	Construction of SOC and real estate Building ships/ construction and purchase of aircrafts	Loan commitments through Credit Line, providing lines of credit and investment agreements

Trust	Management of financial trusts; —Development trust —Mortgage trust —Management trust —Disposal trust —Distribution and management trust —Other trusts	Development, management, and disposal of trusted real estate assets Payment of trust fees and allocation of trust profits.	Distribution of trusted real estate assets and financing of trust company Public auction of trusted real estate assets and financing of trust company

Investment funds	Investment in beneficiary certificates Investment in PEF and partnerships	Management of fund assets Payment of fund fees and allocation of fund profits	Sales of beneficiary certificate instruments Investment of managing partners and limited partners

Details of scale of unconsolidated structured entities and nature of the risks associated with the Group’s interests in unconsolidated structured entities as of December 31, 2017 and 2018, are as follows:

	2017
	Asset-backed securitization		Project financing		Trusts		Funds		Others		Total
	(In millions of Korean won)
Total assets of unconsolidated Structured Entity	￦	128,573,461	￦	33,153,741	￦	482,900	￦	101,598,227	￦	9,613,570	￦	273,421,899
Carrying amount on financial statements
Assets
Financial assets at fair value through profit or loss		2,277,080		73,157		—		547,258		—		2,897,495
Derivative financial assets		1,136		—		—		118		—		1,254
Loans		833,380		3,366,675		54,500		266,653		393,664		4,914,872
Financial investments		6,826,097		13,104		300		5,788,925		20,619		12,649,045
Investment in associates and joint ventures		—		—		—		202,816		—		202,816
Other assets		11,699		5,874		37,972		962		307		56,814

Total	￦	9,949,392	￦	3,458,810	￦	92,772	￦	6,806,732	￦	414,590	￦	20,722,296

Liabilities
Deposits	￦	484,889	￦	755,242	￦	—	￦	38,657	￦	3,985	￦	1,282,773
Derivative financial liabilities		1,487		—		—		2,792		—		4,279
Other liabilities		11,292		44		—		48		—		11,384

Total	￦	497,668	￦	755,286	￦	—	￦	41,497	￦	3,985	￦	1,298,436

Maximum exposure to loss[1]
Holding assets	￦	9,949,392	￦	3,458,810	￦	92,772	￦	6,806,732	￦	414,590	￦	20,722,296
Purchase and investment commitments		964,106		—		—		1,301,784		—		2,265,890
Unused credit		2,299,236		10,000		—		1,203,917		16,000		3,529,153
Payment guarantee and loan commitments		382,300		1,385,722		—		—		—		1,768,022

Total	￦	13,595,034	￦	4,854,532	￦	92,772	￦	9,312,433	￦	430,590	￦	28,285,361

Methods of determining the maximum exposure to loss		Providing lines of credit and purchase commitments		Loan commitments / investment agreements / purchase commitments and acceptances and guarantees		Dividends by results trust: Total amount of trust exposure		Investments / loans and capital commitments		Loan commitments

	2018
	Asset-backed securitization		Project financing		Trusts		Funds		Others		Total
	(In millions of Korean won)
Total assets of unconsolidated Structured Entity	￦	127,085,417	￦	29,521,240	￦	519,609	￦	121,481,888	￦	12,409,277	￦	291,017,431
Carrying amount on financial statements
Assets
Financial assets at fair value through profit or loss		3,846,725		111,452		—		7,934,662		17,915		11,910,754
Derivative financial assets		4,089		—		—		23,794		—		27,883
Loans at amortized cost		956,733		3,015,613		34,000		391,665		650,833		5,048,844
Financial investments		6,040,008		—		—		8,636		—		6,048,644
Investment in associates and joint ventures		—		—		—		258,594		—		258,594
Other assets		16,837		1,680		109,357		48,872		248		176,994

Total	￦	10,864,392	￦	3,128,745	￦	143,357	￦	8,666,223	￦	668,996	￦	23,471,713

Liabilities
Deposits	￦	526,274	￦	728,324	￦	—	￦	81,502	￦	7,757	￦	1,343,857
Derivative financial liabilities		1,285		—		—		6,232		—		7,517
Other liabilities		28,461		1,246		—		59		—		29,766

Total	￦	556,020	￦	729,570	￦	—	￦	87,793	￦	7,757	￦	1,381,140

Maximum exposure to loss[1]
Holding assets	￦	10,864,392	￦	3,128,745	￦	143,357	￦	8,666,223	￦	668,996	￦	23,471,713
Purchase and investment commitments		1,094,489		—		—		3,345,947		—		4,440,436
Unused credit		2,211,226		6,789		—		1,450		—		2,219,465
Payment guarantee and loan commitments		889,315		1,213,261		—		—		—		2,102,576

Total	￦	15,059,422	￦	4,348,795	￦	143,357	￦	12,013,620	￦	668,996	￦	32,234,190

Methods of determining the maximum exposure to loss		Providing lines of credit and purchase commitments		Loan commitments / investment agreements / purchase commitments and acceptances and guarantees		Dividends by results trust: Total amount of trust exposure		Investments / loans and capital commitments		Loan commitments

[1]	Maximum exposure to loss includes the asset amounts, after deducting loss(provision for assets, impairment losses and others), recognized in the financial statements of the Group.

42. Finance and Operating Lease

42.1 Finance lease

42.1.1 The Group as finance lessee

The future minimum lease payments arising as of December 31, 2017 and 2018, are as follows:

	2017		2018
	(In millions of Korean won)
Net carrying amount of finance lease assets	￦	29,817	￦	34,003

Minimum lease payment
Within 1 year		2,555		6,827
1-5 years		2,150		3,553

Total		4,705		10,380

Present value of minimum lease payment
Within 1 year		2,510		6,705
1-5 years		2,059		3,456

Total		4,569		10,161

42.1.2 The Group as finance lessor

Total lease investment and the present value of minimum lease payments as of December 31, 2017 and 2018, are as follows:

	2017				2018
	Total lease investment		Present value of minimum lease payment		Total lease investment		Present value of minimum lease payment
	(In millions of Korean won)
Within 1 year	￦	654,412	￦	557,188	￦	710,532	￦	618,169
1-5 years		1,330,610		1,215,476		1,225,265		1,121,063

Total	￦	1,985,022	￦	1,772,664	￦	1,935,797	￦	1,739,232

Unearned interest income of finance lease as of December 31, 2017 and 2018, is as follows:

	2017		2018
	(In millions of Korean won)
Total lease investment	￦	1,985,022	￦	1,935,797
Net lease investment
Present value of minimum lease payment		1,772,664		1,739,232

Unearned interest income	￦	212,358	￦	196,565

42.2 Operating lease

42.2.1 The Group as operating lessee

The future minimum lease payments arising from the non-cancellable lease contracts as of December 31, 2017 and 2018, are as follows:

	2017		2018
	(In millions of Korean won)
Minimum lease payment
Within 1 year	￦	168,707	￦	179,384
1-5 years		196,050		299,900
Over 5 years		34,128		111,906

Total	￦	398,885	￦	591,190

Minimum sublease payment	￦	(3,101)	￦	(6,561)

The lease payment reflected in profit or loss for the years ended December 31, 2016, 2017 and 2018, are as follows:

	2016		2017		2018
	(In millions of Korean won)
Lease payment reflected in profit or loss
Minimum lease payment	￦	197,444	￦	208,413	￦	221,305
Sublease payment		(1,026)		(2,441)		(1,804)

Total	￦	196,418	￦	205,972	￦	219,501

42.2.2 The Group as operating lessor

The future minimum lease receipts arising from the non-cancellable lease contracts as of December 31, 2017 and 2018, are as follows:

	2017		2018
	(In millions of Korean won)
Minimum lease receipts
Within 1 year	￦	163,203	￦	304,204
1-5 years		375,344		985,097
Over 5 years		282,470		280,084

Total	￦	821,017	￦	1,569,385

43. Related Party Transactions

Profit and loss arising from transactions with related parties for the years ended December 31, 2016, 2017 and 2018, are as follows:

		2016		2017		2018
		(In millions of Korean won)
Associates and Joint Ventures
KB Insurance Co., Ltd.[1]	Interest income	￦	63	￦	12	￦	—
	Interest expense		1,057		202		—
	Fee and commission income		20,321		8,994		—
	Fee and commission expense		508		1,021		—
	Gains on financial assets/liabilities at fair value through profit or loss(under IAS 39)		4,822		796		—
	Losses on financial assets/liabilities at fair value through profit or loss(under IAS 39)		3,701		18,717		—
	Other operating income		12,972		16,743		—
	Other operating expense		6,406		633		—
	General and administrative expenses		14,244		5,601		—
	Reversal for credit loss		119		—		—
	Provision for credit losses		—		12		—
	Other non-operating income		110		51		—
	Other non-operating expense		74		—		—
Balhae Infrastructure Fund	Fee and commission income		8,440		7,162		6,691
Korea Credit Bureau Co., Ltd.	Interest expense		92		132		127
	Fee and commission income		1,648		1,374		1,194
	Fee and commission expense		1,948		2,645		1,909
	General and administrative expenses		1,968		2,202		—
	Provision for credit losses		—		1		—
	Other operating expense		—		—		4
UAMCO., Ltd.	Interest expense		1		—		—
	Fee and commission income		5		—		—
KoFC KBIC Frontier Champ 2010-5(PEF)	Fee and commission income		457		216		197
United PF 1st Recovery Private Equity Fund [1]	Interest expense		1		—		—
KB GwS Private Securities Investment Trust	Fee and commission income		896		851		851
IMM Investment 5th PRIVATE EQUITY FUND[1]	Other non-operating expense		1		—		—
Incheon Bridge Co., Ltd.	Interest income		14,534		25,511		9,426
	Interest expense		369		292		296
	Fee and commission income		—		—		9
	Fee and commission expense		—		—		2
	Insurance income		—		162		365
	Reversal for credit losses		—		43		6
	Provision for credit losses		31		—		1
Jaeyang Industry Co., Ltd.	Interest income		—		98		—
	Reversal for credit losses		37		6		—
HIMS Co., Ltd.[1]	Interest income		51		—		—

		2016	2017	2018
		(In millions of Korean won)
KoFC POSCO HANHWA KB Shared Growth Private Equity Fund No. 2	Fee and commission income	212	481	210
	Interest expense	10	—	—
Aju Good Technology Venture Fund	Interest expense	4	14	30
KB Star Office Private Real Estate Investment Trust No.1	Interest income	371	370	370
	Interest expense	87	63	93
	Fee and commission income	436	435	435
	Provision for credit losses	—	3	—
RAND Bio Science Co., Ltd.	Interest expense	14	16	3
Inno Lending Co., Ltd. [1]	Fee and commission income	—	3	1
	Interest expense	—	1	—
	Other non-operating expense	20	—	—
KBIC Private Equity Fund No. 3[1]	Interest expense	12	—	—
	Fee and commission income	260	38	—
SY Auto Capital Co., Ltd.	Interest income	718	828	1,279
	Interest expense	19	22	—
	Fee and commission income	—	47	73
	Fee and commission expense	—	2,956	840
	Insurance income	—	29	33
	Other operating income	1,606	731	621
	Other operating expense	153	128	415
	Reversal for credit losses	—	32	—
	Provision for credit losses	61	—	14
	Other non-operating income	250	51	—
Kyobo 7 Special Purpose Acquisition Co., Ltd.[1]	Interest expense	—	1	—
Food Factory Co., Ltd.	Interest income	—	24	9
	Insurance income	—	3	5
	Fee and commission expense	—	—	1
	Gains on financial assets/liabilities at fair value through profit or loss	—	—	30
	Reversal for credit losses	—	—	1
	Provision for credit losses	—	44	1
KB Pre IPO Secondary Venture Fund 1st	Interest expense	—	60	27
	Fee and commission income	—	83	110
Builton Co., Ltd.	Interest income	—	—	4
	Insurance income	—	1	2
	Losses on financial assets/liabilities at fair value through profit or loss	—	—	1
KB Private Equity Fund III	Fee and commission income	—	457	521
Wise Asset Management Co., Ltd.	Interest expense	—	5	9

		2016	2017	2018
		(In millions of Korean won)
Acts Co., Ltd.	Interest income	—	249	—
	Insurance income	—	2	2
	Losses on financial assets/liabilities at fair value through profit or loss	—	—	1,851
	Losses on financial assets/liabilities at fair value through profit or loss (under IAS 39)	—	220	—
	Provision for credit losses	—	66	—
	General and administrative expenses	—	150	—
	Other non-operating expense	—	—	1,246
COBI Co., Ltd.[1]	Interest income	—	183	—
	Provision for credit losses	—	89	—
Dongjo Co., Ltd.	Reversal for credit losses	—	2	31
	Insurance income	—	—	2
A-PRO Co., Ltd.	Interest expense	—	—	1
	Insurance income	—	—	5
POSCO-KB Shipbuilding Fund	Fee and commission income	—	257	490
	Interest expense	—	3	81
Dae-A Leisure Co., Ltd.	Interest expense	—	1	9
Paycoms Co., Ltd.	Interest income	—	61	10
	Insurance income		—	1
	Gains on financial assets/liabilities at fair value through profit or loss		—	125
	Provision for credit losses	—	32	—
Bungaejangter. Inc.[1]	Interest income	—	31	60
	Provision for credit losses	—	44	—
Faromancorporation Co., Ltd.[1]	Reversal for credit losses	—	345	—
Daesang Techlon Co., Ltd.[1]	Insurance income	—	1	—
Big Dipper Co., Ltd.	Reversal for credit losses	—	—	2
	Provision for credit losses	—	2	—
KB-KDBC New Technology Business Investment Fund	Interest expense	—	4	39
	Fee and commission income	—	—	322
KBTS Technology Venture Private Equity Fund	Fee and commission income	—	—	305
KB-SJ Tourism Venture Fund	Fee and commission income	—	—	314
JLK INSPECTION Inc.	Interest income	—	—	6
TESTIAN Inc.	Interest income	—	—	4
	Gains on financial assets/liabilities at fair value through profit or loss	—	—	83
Rainist Co., Ltd.	Interest expense	—	—	2
IWON ALLOY CO., LTD.	Insurance income	—	—	1
RMGP Bio-Pharma Investment Fund, L.P.	Other non-operating income	—	—	10
Hasys.	Losses on financial assets/liabilities at fair value through profit or loss	—	—	136
	Insurance income	—	—	4
KB-Brain KOSDAQ Scale-up New Technology Business Investment Fund	Interest expense	—	—	21
	Fee and commission income	—	—	108
Spark Biopharma, Inc.	Interest expense	—	—	25

		2016	2017	2018
		(In millions of Korean won)
KB No.5 Special Purpose Acquisition Company	Interest income	68	—	—
	Interest expense	19	—	—
	Fee and commission income	—	—	—
	Gains on financial assets/liabilities at fair value through profit or loss(under IAS 39)	216	—	—
	Losses on financial assets/liabilities at fair value through profit or loss(under IAS 39)	—	—	—
	Reversal for credit loss	29	—	—
	Provision for credit loss	—	—	—
	Other non-operating income	2	—	—
KB No.6 Special Purpose Acquisition Company	Interest income	55	—	—
	Interest expense	14	—	—
	Losses on financial assets/liabilities at fair value through profit or loss(under IAS 39)	65	—	—
	Other non-operating expense	4	—	—
KB No.7 Special Purpose Acquisition Company	Interest income	37	—	—
	Interest expense	18	—	—
	Fee and commission income	—	—	—
	Gains on financial assets/liabilities at fair value through profit or loss(under IAS 39)	861	—	—
	Other non-operating income	40	—	—
KB No.8 Special Purpose Acquisition Company [1]	Interest income	74	75	—
	Interest expense	35	36	17
	Losses on financial assets/liabilities at fair value through profit or loss	—	—	2,330
	Losses on financial assets/liabilities at fair value through profit or loss (under IAS 39)	41	170	—
	Reversal for credit loss	50	—	—
KB No.9 Special Purpose Acquisition Company	Interest income	73	76	—
	Interest expense	40	33	43
	Fee and commission income	473	—	—
	Losses on financial assets/liabilities at fair value through profit or loss	—	—	2,256
	Losses on financial assets/liabilities at fair value through profit or loss (under IAS 39)	392	200	—
	Gains on financial assets/liabilities at fair value through profit or loss	—	—	48
	Gains on financial assets/liabilities at fair value through profit or loss (under IAS 39)	1,665	—	—
	Reversal for credit loss	49	—	—

		2016	2017	2018
		(In millions of Korean won)
KB No.10 Special Purpose Acquisition Company	Interest income	17	48	—
	Interest expense	8	24	30
	Fee and commission income	175	—	—
	Losses on financial assets/liabilities at fair value through profit or loss (under IAS 39)	—	103	—
	Gains on financial assets/liabilities at fair value through profit or loss	—	—	121
	Gains on financial assets/liabilities at fair value through profit or loss (under IAS 39)	1,497	—	—
	Other non-operating income	5	—	—
KB No.11 Special Purpose Acquisition Company	Interest income	3	22	—
	Interest expense	—	—	12
	Fee and commission income	—	150	—
	Gains on financial assets/liabilities at fair value through profit or loss	—	—	56
	Gains on financial assets/liabilities at fair value through profit or loss(under IAS 39)	16	711	—
Hyundai-Tongyang Agrifood Private Equity Fund[1]	Fee and commission income	—	187	151
KB IGen Private Equity Fund No.1	Fee and commission income	—	1,266	—
Keystone-Hyundai Securities No. 1 Private Equity Fund	Fee and commission income	22	94	116
MJT&I Co., Ltd.	Interest income	2	—	—
Doosung Metal Co., Ltd.	Interest income	1	—	—
	Insurance income	—	1	1
Other
Retirement pension	Interest expense	749	3	3
	Fee and commission income	717	795	876

Meanwhile, the Group purchased installment financial assets from SY Auto Capital Co., Ltd. amounts to ￦ 838,010 million and ￦ 881,502 million for the years ended December 31, 2017 and 2018

Details of receivables and payables, and related allowances for loan losses arising from the related party transactions as of December 31, 2017 and 2018, are as follows:

		2017		2018
		(In millions of Korean won)
Associates and joint ventures
Balhae Infrastructure Fund	Other assets	￦	1,669	￦	1,708
Korea Credit Bureau Co., Ltd.	Loans at amortized cost (Gross amount)		22		22
	Deposits		25,513		15,674
	Provisions		1		—
	Other liabilities		469		98
KB GwS Private Securities Investment Trust	Other assets		641		641
Incheon Bridge Co., Ltd.	Financial assets at fair value through profit or loss		—		32,882
	Loans at amortized cost (Gross amount)		200,414		158,206
	Allowances for loan losses		288		15
	Other assets		710		736
	Deposits		48,795		43,666
	Provisions		3		10
	Insurance contract liabilities		189		113
	Other liabilities		29		24
KoFC POSCO HANHWA KB Shared Growth Private Equity Fund No. 2	Other assets		176		90
Terra Co., Ltd.	Deposits		10		—
Jungdo Co., Ltd.	Deposits		4		4
Dongjo Co., Ltd.	Loans at amortized cost (Gross amount)		116		—
	Allowances for loan losses		1		—
	Insurance contract liabilities		—		2
Dae-A Leisure Co., Ltd.	Deposits		466		1,229
	Other liabilities		14		7
Aju Good Technology Venture Fund	Deposits		2,771		6,439
	Other liabilities		1		2
Jungdong Steel Co., Ltd.	Deposits		3		—
Doosung Metal Co., Ltd.	Deposits		—		3
	Insurance contract liabilities		1		—
KB-Brain KOSDAQ Scale-up New Technology Business Investment Fund	Deposits		—		18,813
	Other liabilities		—		7
KB Star Office Private Real Estate Investment Trust No.1	Loans at amortized cost (Gross amount)		10,000		10,000
	Allowances for loan losses		3		4
	Other assets		136		136
	Deposits		6,962		7,946
	Other liabilities		45		58
KB IGen Private Equity Fund No.1	Deposits		—		148
RAND Bio Science Co., Ltd.	Deposits		1,032		232
	Loans at amortized cost (Gross amount)		1		1
	Other liabilities		4		—
Inno Lending Co., Ltd.[1]	Loans at amortized cost (Gross amount)		2		—
	Deposits		41		—

		2017	2018
		(In millions of Korean won)
SY Auto Capital Co., Ltd.	Loans at amortized cost (Gross amount)	40,057	48,356
	Allowances for loan losses	—	18
	Other assets	51	94
	Deposits	6	5
	Provisions	29	11
	Insurance contract liabilities	8	6
	Other liabilities	349	102
Food Factory Co., Ltd.	Financial assets at fair value through profit or loss	—	530
	Loans at amortized cost (Gross amount)	679	200
	Allowances for loan losses	44	1
	Other assets	1	1
	Deposits	1	68
	Insurance contract liabilities	3	3
KB Pre IPO Secondary Venture Fund 1st	Other assets	28	—
	Deposits	2,690	1,115
	Other liabilities	6	1
Builton Co., Ltd.	Other assets	—	1
	Financial assets at fair value through profit or loss	—	399
	Loans at amortized cost (Gross amount)	1	2
	Deposits	26	7
	Insurance contract liabilities	1	1
Wise Asset Management Co., Ltd.	Deposits	340	696
	Other liabilities	1	2
Acts Co., Ltd.	Loans at amortized cost (Gross amount)	1,927	—
	Allowances for loan losses	161	—
	Intangible assets	1,275	530
	Deposits	4	29
	Insurance contract liabilities	1	—
	Other liabilities	—	530
POSCO-KB Shipbuilding Fund	Other assets	123	—
Bungaejanter. Inc.[1]	Loans at amortized cost (Gross amount)	425	—
	Allowances for loan losses	36	—
Paycoms Co., Ltd.	Other assets	—	1
	Financial assets at fair value through profit or loss	—	1,032
	Loans at amortized cost (Gross amount)	1,066	—
	Allowances for loan losses	89	—
	Deposits	—	1
Daesang Techlon Co., Ltd.[1]	Deposits	2	—
Big Dipper Co., Ltd.	Loans at amortized cost (Gross amount)	6	5
	Deposits	473	182
	Provisions	2	—
KB-KDBC New Technology Business Investment Fund	Deposits	7,500	7,088
	Other liabilities	4	3
A-PRO Co., Ltd.	Insurance contract liabilities	—	2
	Deposits	—	2,201
JLK INSPECTION Inc.	Financial assets at fair value through profit or loss	—	7,300

		2017	2018
		(In millions of Korean won)
TESTIAN Inc.	Other assets	—	1
	Financial assets at fair value through profit or loss	—	615
IWON ALLOY CO., LTD.	Insurance contract liabilities	—	2
CARLIFE CO., LTD.	Deposits	—	2
COMPUTERLIFE CO., LTD.	Deposits	—	1
RMGP Bio-Pharma Investment Fund, L.P.	Financial assets at fair value through profit or loss	—	3,051
	Other liabilities	—	35
RMGP Bio-Pharma Investment, L.P.	Financial assets at fair value through profit or loss	—	4
Hasys.	Financial assets at fair value through profit or loss	—	5,864
	Insurance contract liabilities	—	29
SKYDIGITAL INC	Deposits	—	16
Rainist Co., Ltd.	Financial assets at fair value through profit or loss	—	2,504
	Deposits	—	1
Spark Biopharma, Inc.	Financial assets at fair value through profit or loss	—	6,500
	Deposits	—	2,630
	Other liabilities	—	19
HEYBIT, Inc.,	Financial assets at fair value through profit or loss	—	250
Stratio, Inc.	Financial assets at fair value through profit or loss	—	1,000
KB No.8 Special Purpose Acquisition Company[1]	Derivative financial assets	2,122	—
	Loans at amortized cost (Gross amount)	2,296	—
	Deposits	2,339	—
	Other liabilities	19	—
KB No.9 Special Purpose Acquisition Company	Financial assets at fair value through profit or loss	—	2,481
	Derivative financial assets	2,241	—
	Loans at amortized cost (Gross amount)	2,356	—
	Deposits	2,309	2,275
	Other liabilities	38	42
KB No.10 Special Purpose Acquisition Company	Financial assets at fair value through profit or loss	—	2,025
	Derivative financial assets	1,930	1,659
	Loans at amortized cost (Gross amount)	1,603	—
	Deposits	1,698	1,666
	Other liabilities	10	11
KB No.11 Special Purpose Acquisition Company	Financial assets at fair value through profit or loss	—	737
	Derivative financial assets	846	873
	Loans at amortized cost (Gross amount)	697	—
	Deposits	530	658
	Other liabilities	—	2

		2017	2018
		(In millions of Korean won)
Key management	Loans at amortized cost (Gross amount)	1,665	2,338
	Other assets	2	2
	Deposits	8,707	10,828
	Insurance contract liabilities	809	1,092
	Other liabilities	124	178
Other
Retirement pension	Other assets	348	331
	Other liabilities	10,056	25,238

[1]	The amounts are not disclosed as the entity is excluded from the Group’s related party as of December 31, 2018.

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

Significant lending transactions with related parties for the years ended December 31, 2017 and 2018, are as follows:

	2017[1]
	Beginning		Increase		Decrease		Ending
	(In millions of Korean won)
Associates
KB Insurance Co., Ltd.[2]	￦	6,791	￦	—	￦	(6,791)	￦	—
Korea Credit Bureau Co., Ltd.		14		8		—		22
Incheon Bridge Co., Ltd.		209,105		202,503		(211,194)		200,414
Dongjo Co., Ltd.		—		116		—		116
Jaeyang Industry Co., Ltd.		303		—		(303)		—
KB Star Office Private Real Estate Investment Trust No.1		10,000		—		—		10,000
RAND Bio Science Co., Ltd.		1		—		—		1
Inno Lending Co., Ltd.[2]		—		2		—		2
SY Auto Capital Co., Ltd.		30,049		44,039		(34,031)		40,057
Food Factory Co., Ltd.		—		700		(21)		679
Builton Co., Ltd.		—		1		—		1
Acts Co., Ltd.		—		1,927		—		1,927
Bungaejanter. Inc.[2]		—		425		—		425
Paycoms Co., Ltd.		—		1,066		—		1,066
Big Dipper Co., Ltd.		—		6		—		6
KB No.8 Special Purpose Acquisition Company[2]		2,490		—		(194)		2,296
KB No.9 Special Purpose Acquisition Company		2,584		—		(228)		2,356
KB No.10 Special Purpose Acquisition Company		1,495		295		(187)		1,603
KB No.11 Special Purpose Acquisition Company		790		—		(93)		697
Key management		1,982		—		(317)		1,665

	2018[1]
	Beginning		Increase		Decrease		Ending
	(In millions of Korean won)
Associates
Korea Credit Bureau Co., Ltd.	￦	22	￦	22	￦	(22)	￦	22
Incheon Bridge Co., Ltd.		200,414		5,388		(14,714)		191,088
Dongjo Co., Ltd.		116		—		(116)		—
KB Star Office Private Real Estate Investment Trust No.1		10,000		—		—		10,000
RAND Bio Science Co., Ltd.		1		1		(1)		1
Inno Lending Co., Ltd.[2]		2		—		(2)		—
SY Auto Capital Co., Ltd.		40,057		50,109		(41,810)		48,356
Food Factory Co., Ltd.		679		51		—		730
Builton Co., Ltd.		1		402		(2)		401
Acts Co., Ltd.		1,927		—		(1,927)		—
Bungaejanter. Inc.[2]		425		—		(425)		—
Paycoms Co., Ltd.		1,066		1,032		(1,066)		1,032
Big Dipper Co., Ltd.		6		5		(6)		5
JLK INSPECTION Inc.		—		7,300		—		7,300
TESTIAN Inc.		—		615		—		615
RMGP Bio-Pharma Investment Fund, L.P.		—		3,051		—		3,051
RMGP Bio-Pharma Investment, L.P.		—		4		—		4
Hasys.		—		6,000		(136)		5,864
Rainist Co., Ltd.		—		2,504		—		2,504
Spark Biopharma, Inc.		—		6,500		—		6,500
HEYBIT, Inc.,		—		250		—		250
Stratio, Inc.		—		1,000		—		1,000
KB No.8 Special Purpose Acquisition Company[2]		2,296		—		(2,296)		—
KB No.9 Special Purpose Acquisition Company		2,356		2,481		(2,356)		2,481
KB No.10 Special Purpose Acquisition Company		1,603		2,025		(1,603)		2,025
KB No.11 Special Purpose Acquisition Company		697		737		(697)		737
Key management		1,665		1,509		(836)		2,338

[1]	Transactions from operating activities with related parties (i.e. such as settlement, daily overdraft loans, etc.) are excluded.
[2]	Excluded from the Group’s related party as of December 31, 2018.

Significant borrowing transactions with related parties for the years ended December 31, 2017 and 2018, are as follows:

	2017
	Beginning		Borrowing		Repayment		Others[1]		Ending
	(In millions of Korean won)
Associates
Korea Credit Bureau Co., Ltd.	￦	26,827	￦	11,000	￦	(6,000)	￦	(6,314)	￦	25,513
Incheon Bridge Co., Ltd.		38,556		1,270		(21,270)		30,239		48,795
Terra Co., Ltd.		—		—		—		10		10
Jungdong Steel Co., Ltd.		3		—		—		—		3
Jungdo Co., Ltd.		—		—		—		4		4
Dae-A Leisure Co., Ltd.		—		—		—		466		466
Daesang Techlon Co., Ltd.[2]		—		—		—		2		2
Aju Good Technology Venture Fund		1,201		—		—		1,570		2,771
KB Pre IPO Secondary Venture Fund 1st		—		—		—		7,500		7,500
Ejade Co., Ltd.[2]		2		—		—		(2)		—
KB Star office Private real estate Investment Trust No.1		6,682		303		—		(23)		6,962
KB No.8 Special Purpose Acquisition Company[2]		2,342		2,300		(2,300)		(3)		2,339
KB No.9 Special Purpose Acquisition Company		2,399		—		(100)		10		2,309
KB No.10 Special Purpose Acquisition Company		1,754		1,618		(1,600)		(74)		1,698
KB No.11 Special Purpose Acquisition Company		—		530		—		—		530
SY Auto Capital Co., Ltd.		3,997		2,000		(2,000)		(3,991)		6
RAND Bio Science Co., Ltd.		2,356		1,000		(2,500)		176		1,032
Wise Asset Management Co., Ltd.		—		1,346		(1,475)		469		340
Builton Co., Ltd.		—		—		—		26		26
Food Factory Co., Ltd.		—		—		—		1		1
Acts Co., Ltd.		—		—		—		4		4
Big Dipper Co., Ltd.		—		—		—		473		473
KB Pre IPO Secondary Venture Fund 1st		—		13,000		(11,000)		690		2,690
POSCO-KB Shipbuilding Fund		—		3,000		(3,000)		—		—
Inno Lending Co., Ltd.[2]		1,902		—		—		(1,861)		41
KBIC Private Equity Fund No. 3[2]		700		—		(700)		—		—

	2018
	Beginning		Borrowing		Repayment		Others[1]		Ending
	(In millions of Korean won)
Associates
Korea Credit Bureau Co., Ltd.	￦	25,513	￦	8,000	￦	(16,000)	￦	(1,839)	￦	15,674
Incheon Bridge Co., Ltd.		48,795		1,260		(1,270)		(5,119)		43,666
Terra Co., Ltd.		10		—		—		(10)		—
Jungdong Steel Co., Ltd.		3		—		—		(3)		—
Doosung Metal Co., Ltd		—		—		—		3		3
Jungdo Co., Ltd.		4		—		—		—		4
Dae-A Leisure Co., Ltd.		466		479		(466)		750		1,229
Daesang Techlon Co., Ltd.[2]		2		—		—		(2)		—
CARLIFE CO., LTD.		—		—		—		2		2
COMPUTERLIFE CO., LTD.		—		—		—		1		1
SKYDIGITAL INC		—		—		—		16		16
Aju Good Technology Venture Fund		2,771		—		—		3,668		6,439
KB-KDBC New Technology Business Fund		7,500		—		—		(412)		7,088
KB-Brain KOSDAQ Scale-up New Technology Business Investment Fund		—		—		—		18,813		18,813
KB Star Office Private Real Estate Investment Trust No.1		6,962		351		—		633		7,946
SY Auto Capital Co., Ltd.		6		—		—		(1)		5
KB No.8 Special Purpose Acquisition Company[2]		2,339		—		(2,300)		(39)		—
KB No.9 Special Purpose Acquisition Company		2,309		2,266		(2,234)		(66)		2,275
KB No.10 Special Purpose Acquisition Company		1,698		1,618		(1,618)		(32)		1,666
KB No.11 Special Purpose Acquisition Company		530		530		(530)		128		658
RAND Bio Science Co., Ltd.		1,032		—		(500)		(300)		232
Wise Asset Management Co., Ltd.		340		2,366		(2,008)		(2)		696
Builton Co., Ltd.		26		—		—		(19)		7
Food Factory Co., Ltd.		1		—		—		67		68
Acts Co., Ltd.		4		—		—		25		29
Paycoms Co., Ltd.		—		—		—		1		1
Big Dipper Co., Ltd.		473		—		—		(291)		182
A-PRO Co., Ltd.		—		—		—		2,201		2,201
Rainist Co., Ltd.		—		—		—		1		1
Spark Biopharma, Inc.		—		4,300		(3,300)		1,630		2,630
KB IGen Private Equity Fund No.1		—		—		—		148		148
KB Pre IPO Secondary Venture Fund 1st		2,690		2,000		(4,000)		425		1,115
POSCO-KB Shipbuilding Fund		—		32,800		(32,800)		—		—
Inno Lending Co., Ltd.[2]		41		—		—		(41)		—
Key management[3]		8,260		7,587		(5,283)		264		10,828

[1]	Transactions from operating activities with related parties (i.e. such as settlement, deposit on demand, etc.) are netted.
[2]	Excluded from the Group’s related party as of December 31, 2018.
[3]	Represents the transactions have started occurring since the current year.

Significant investment and collection transaction with related parties for the year ended December 31, 2018 is as follows:

	2018
	Equity investments		Withdrawal and others
	(In millions of Korean won)
Korea Credit Bureau Co., Ltd.	￦	—	￦	113
Balhae Infrastructure Company		4,645		8,623
Daesang Techlon Co., Ltd.[1]		—		42
PT Bank Bukopin TBK		116,422		—
KoFC KBIC Frontier Champ 2010-5(PEF)		—		4,800
KB GwS Private Securities Investment Trust		—		6,386
Aju Good Technology Venture Fund		9,808		—
KB-KDBC Pre-IPO New Technology Business Fund		10,000		—
KBTS Technology Venture Private Equity Fund		14,224		—
KB-Brain KOSDAQ Scale-up New Technology Business Investment Fund		8,000		—
KB Star office Private real estate Investment Trust No.1		—		1,162
KB No.8 Special Purpose Acquisition Company[1]		—		5
Hyundai-Tongyang Agrifood Private Equity Fund[1]		—		82
KB IGen Private Equity Fund No.1		—		3
GH Real Estate I LP		17,678		—
KB-SJ Tourism Venture Fund		1,500		—
CUBE Growth Fund No.2		1,300		1,300
UNION Media Commerce Fund		1,000		—

[1]	Excluded from the Group’s related party as of December 31, 2018.

Unused commitments to related parties as of December 31, 2017 and 2018, are as follows:

		2017		2018
		(In millions of Korean won)
Associates and joint ventures
Balhae Infrastructure Fund	Purchase of security investment	￦	12,564	￦	10,453
Korea Credit Bureau Co., Ltd.	Unused commitments of credit card		108		108
KoFC KBIC Frontier Champ 2010-5(PEF)	Purchase of security investment		2,150		2,150
KB GwS Private Securities Investment Trust	Purchase of security investment		876		876
Aju Good Technology Venture Fund	Purchase of security investment		11,768		1,960
Incheon Bridge Co., Ltd.	Loan commitments in Korean won		20,000		20,000
	Unused commitments of credit card		86		94
KoFC POSCO HANHWA KB Shared Growth Private Equity Fund No. 2	Purchase of security investment		12,550		12,550
SY Auto Capital Co., Ltd.	Loan commitments in Korean won		10,000		6,700
	Unused commitments of credit card		92		94
KB No.9 Special Purpose Acquisition Company	Unused commitments of credit card		1		1
KB No.10 Special Purpose Acquisition Company	Unused commitments of credit card		5		5
RAND Bio Science Co., Ltd.	Unused commitments of credit card		24		24
Builton Co., Ltd.	Unused commitments of credit card		4		3
Food Factory Co., Ltd.	Unused commitments of credit card		11		11
Inno Lending Co., Ltd.[1]	Unused commitments of credit card		13		—
Big Dipper Co., Ltd.	Unused commitments of credit card		94		95
KB-KDBC New Technology Business Investment Fund	Purchase of security investment		15,000		5,000
KBTS Technology Venture Private Equity Fund	Purchase of security investment		—		13,776
KB-SJ Tourism Venture Fund	Purchase of security investment		—		3,500
KB-Brain KOSDAQ Scale-up New Technology Business Investment Fund	Purchase of security investment		—		32,000
Key management	Loan commitments in Korean won		984		1,559

[1]	Excluded from the Group’s related party as of December 31, 2018.

Compensation to key management for the years ended December 31, 2016, 2017 and 2018, are as follows:

	2016
	Short-term employee benefits		Post-employment benefits		Share-based payments		Total
	(In millions of Korean won)
Registered directors (executive)	￦	1,165	￦	63	￦	863	￦	2,091
Registered directors (non-executive)		796		—		—		796
Non-registered directors		6,637		208		8,776		15,621

Total	￦	8,598	￦	271	￦	9,639	￦	18,508

	2017
	Short-term employee benefits		Post-employment benefits		Share-based payments		Total
	(In millions of Korean won)
Registered directors (executive)	￦	2,026	￦	87	￦	2,991	￦	5,104
Registered directors (non-executive)		896		—		—		896
Non-registered directors		8,420		338		14,610		23,368

Total	￦	11,342	￦	425	￦	17,601	￦	29,368

	2018
	Short-term employee benefits		Post-employment benefits		Share-based payments		Total
	(In millions of Korean won)
Registered directors (executive)	￦	7,757	￦	418	￦	4,213	￦	12,388
Registered directors (non-executive)		960		—		—		960
Non-registered directors		7,135		273		3,314		10,722

Total	￦	15,852	￦	691	￦	7,527	￦	24,070

Collateral received from related parties as of December 31, 2017 and 2018, are as follows:

		2017		2018
		(In millions of Korean won)
Associates
KB Star Office Private Real Estate Investment Trust No.1	Real estate	￦	13,000	￦	13,000
Key management	Time deposits and others		388		401
	Real estate		2,287		3,182

As of December 31, 2018, Incheon Bridge Co., Ltd., a related party, provides fund management account, insurance for civil engineering completion, and management rights as senior collateral amounting to ￦ 611,000 million to a financial syndicate that consists of the Group and five other institutions, and as subordinated collateral amounting to ￦ 384,800 million to subordinated debt holders that consist of the Group and two other institutions. Also, it provides certificate of credit guarantee amounting to ￦ 400,000 million as collateral to a financial syndicate consisting of the Group and five other institutions.

44. Business Combination

On July 6, 2018, the Group obtained control over KB Daehan Specialized Bank (which was renamed from Tomato Specialized Bank in March 2018) in Cambodia by acquiring 90% share of interests.

Regarding the business combination above, the amounts of the consideration transferred and the assets and liabilities acquired at the acquisition date are as follows:

2018
(In millions of Korean won)
Consideration
Cash and cash equivalents	￦ 21,654
Recognized amounts of identifiable assets acquired and liabilities assumed
Cash and Due from financial institutions	11,995
Loans at amortized cost	8,484
Property and equipment	765
Intangible assets	17
Other assets	1,389

Total Assets	22,650

Other liabilities	273

Total liabilities	273

Total identifiable net assets	22,377

Non-controlling interest	2,238
Goodwill	1,515

As a result of business combination goodwill has been recognized, and the Group has accounted for as an intangible asset in the consolidated financial statements.

45. Application of IFRS 9 Financial Instruments and IFRS 15 Revenue from Contracts with Customers

The Group has applied IFRS 9 Financial Instruments and IFRS 15 Revenue from Contracts with Customers, which was issued on September 25, 2015, for the first time for their annual reporting period commencing January 1, 2018. Impact of the application of IFRS 9 and IFRS 15 on the Group’s consolidated financial statements is as follows:

The Group’s categories and carrying amounts of financial assets per IAS 39 and IFRS 9 as of the initial application date are as follows:

Measurement categories		Carrying amounts
December 31, 2017 (IAS 39)	January 1, 2018 (IFRS 9)	IAS 39[1]		Reclassification		Remeasurement		IFRS 9[1]
		(In millions of Korean won)
Cash and due from financial institutions	Financial assets at amortized cost	￦	19,817,825	￦	(2,795,301)	￦	(1,797)	￦	17,020,727
	Financial assets at fair value through profit or loss[2]		—		2,795,702		(12,881)		2,782,821

	Sub-total		19,817,825		401		(14,678)		19,803,548

Financial assets at fair value through profit or loss

Financial assets held for trading: debt securities	Financial assets at fair value through profit or loss		25,168,338		—		—		32,227,345
Financial assets held for trading: equity securities			4,935,100
Financial assets held for trading: others			73,855
Financial assets designated at fair value through profit or loss[3]			2,050,052

	Sub-total		32,227,345		—		—		32,227,345

Derivative financial instruments held for trading	Derivative financial instruments held for trading		2,998,042		(43,787)		—		2,954,255
Derivative instruments designated for hedging	Derivative instruments designated for hedging		312,124		—		—		312,124

	Sub-total		3,310,166		(43,787)		—		3,266,379

Loans	Financial assets at amortized cost		290,122,838		(608,156)		(544,468)		288,970,214
	Financial assets at fair value through profit or loss[2]		—		616,666		12,557		629,223

	Sub-total		290,122,838		8,510		(531,911)		289,599,437

Measurement categories		Carrying amounts
December 31, 2017 (IAS 39)	January 1, 2018 (IFRS 9)	IAS 39[1]		Reclassification		Remeasurement		IFRS 9[1]
		(In millions of Korean won)
Financial investments
Available-for-sale financial assets: debt securities	Financial assets at fair value through other comprehensive income		38,959,401		(5,347,493)		—		33,611,908
	Financial assets at fair value through profit or loss[2]		—		2,511,902		—		2,511,902
	Financial assets at amortized cost		—		2,835,591		4,118		2,839,709
Available-for-sale financial assets: equity securities	Financial assets measured at fair value through other comprehensive income		9,156,862		(6,789,392)		275		2,367,745
	Financial assets at fair value through profit or loss[2]		—		6,800,720		(88)		6,800,632
Held-to-maturity financial assets	Financial assets at amortized cost		18,491,980		(274,020)		4,116		18,222,076
	Financial assets at fair value through profit or loss[2]		—		274,020		(4,359)		269,661

	Sub-total		66,608,243		11,328		4,062		66,623,633

Other financial assets	Financial assets at amortized cost		10,195,015		(1,637)		(5,085)		10,188,293

	Total	￦	422,281,432	￦	(25,185)	￦	(547,612)	￦	421,708,635

[1]	Net of allowance.
[2]

In accordance with IFRS 4, the Group has designated the financial assets related with insurance contract (cash and due from financial institutions amounting to ￦ 186,293 million, loans amounting to ￦ 587 million, available-for-sale financial assets amounting to ￦ 6,349,091 million, and held-to-maturity investments amounting to ￦ 57,386 million) to use overlay approach. Regarding the designated financial assets, the Group has reclassified the profit or loss amount that the Group would have applied ISA 39, instead of IFRS 9.

[3]

Financial assets amounting to ￦ 2,050,052 million under ISA 39, which were classified as financial assets designated at fair value through profit or loss, have been reclassified to financial assets at fair value through profit or loss by applying IFRS 9, without designation of fair value option.

The Group’s categories and carrying amounts of financial liability per ISA 39 and IFRS 9 as of the initial application date are as follows:

Measurement categories		Carrying amounts
December 31, 2017 (IAS 39)	January 1, 2018 (IFRS 9)	IAS 39		Reclassification		Remeasurement		IFRS 9
		(In millions of Korean won)
Financial liabilities held for trading	Financial liabilities at fair value through profit or loss	￦	1,944,770	￦	—	￦	—	￦	1,944,770
Financial liabilities designated at fair value through profit or loss	Financial liabilities designated at fair value through profit or loss		10,078,288		—		—		10,078,288
Derivative financial instruments held for trading	Derivative financial instruments held for trading		3,054,614		(3,737)		—		3,050,877
Derivative instruments designated as fair value hedge	Derivative instruments designated as fair value hedge		88,151		(404)		—		87,747
Deposits	Financial liabilities at amortized cost		255,800,048		—		—		255,800,048
Debts	Financial liabilities at amortized cost		28,820,928		—		—		28,820,928
Debentures	Financial liabilities at amortized cost		44,992,724		—		—		44,992,724
Other financial liabilities	Financial liabilities at amortized cost		18,330,004		(21,043)		2,899		18,311,860

Total		￦	363,109,527	￦	(25,184)	￦	2,899	￦	363,087,242

The carrying amounts of the categories of financial assets per IFRS 9 as of the initial application date are as follows:

	January 1, 2018
	Financial assets at fair value through profit or loss		Financial assets at fair value through other comprehensive income		Financial assets at amortized cost[1]		Derivative instruments designated for hedging		Total
	(In millions of Korean won)
Cash and due from financial institutions	￦	—	￦	—	￦	17,020,727	￦	—	￦	17,020,727
Financial assets at fair value through profit or loss		45,221,584		—		—		—		45,221,584
Derivative instruments designated for trading		2,954,255		—		—		—		2,954,255
Derivative instruments designated for hedging		—		—		—		312,124		312,124
Loans at amortized cost		—		—		288,970,214		—		288,970,214
Financial investments		—		35,979,653		21,061,785		—		57,041,438
Other financial assets		—		—		10,188,293		—		10,188,293

Total	￦	48,175,839	￦	35,979,653	￦	337,241,019	￦	312,124	￦	421,708,635

[1]	Net of allowance.

On January 1, 2018 (the date of the initial application of IFRS 9), there were no financial assets at fair value through profit or loss reclassified to financial assets at amortized cost or financial assets at fair value through other comprehensive income.

On January 1, 2018 (the date of the initial application of IFRS 9), the Group classified certain financial assets, other than financial assets at amortized cost as at January 1, 2018, to amortized cost as follows:

	Measurement categories before reclassification	Fair value		Recognizable valuation gain or loss if not reclassified
	(In millions of Korean won)
Currency stabilization bond	Available-for-sale	￦	1,975,001	￦	(248)
Asset backed securities	Available-for-sale		860,590		(4,046)

Total		￦	2,835,591	￦	(4,294)

The reconciliation of the ending allowances/provision in accordance with IAS 39 to the opening allowances in accordance with IFRS 9 is as follows:

Measurement categories		Allowances/Provision
December 31, 2017 (IAS 39)	January 1, 2018 (IFRS 9)	IAS 39		Reclassification		Remeasurement		IFRS 9
		(In millions of Korean won)
Loans and receivables
Due from financial institutions	Financial assets at amortized cost	￦	—	￦	—	￦	1,797	￦	1,797
Loans	Financial assets at amortized cost		2,064,469		—		544,468		2,608,937
	Financial assets at fair value through profit or loss		45,763		(45,763)		—		—
Other financial assets	Financial assets at amortized cost		104,813		—		5,086		109,899
Available-for-sale
Debt securities	Financial assets at fair value through other comprehensive income		—		—		4,433		4,433
	Financial assets at amortized cost		—		—		176		176
Held-to-maturity securities
Debt securities	Financial assets at amortized cost		—		—		1,530		1,530

	Sub-total		2,215,045		(45,763)		557,490		2,726,772

Unused commitments and guarantees			267,011		—		28,637		295,648

Financial guarantees			2,682		—		2,175		4,857

	Total	￦	2,484,738	￦	(45,763)	￦	588,302	￦	3,027,277

On January 1, 2018 (the date of the initial application of IFRS 9 and IFRS 15), the impact on other comprehensive income due to financial liabilities designated at fair value through profit or loss is as follows:

	Impact of application
	(In millions of Korean won)
December 31, 2017 (before adoption of IFRS 9)	￦	—
Valuation loss from own credit risk of financial liabilities designated at fair value through profit or loss		(14,397)
Tax effect		3,959

January 1, 2018 (after adoption of IFRS 9)	￦	(10,438)

On January 1, 2018 (the date of the initial application of IFRS 9), the impact on other comprehensive income due to financial assets designated at fair value through other comprehensive income and others is as follows:

	Impact of application
	(In millions of Korean won)
December 31, 2017 (before adoption of IFRS 9)	￦	537,668
Change of classification/subsequent measurement category: available for sale to financial assets at amortized cost		4,295
Change of classification/subsequent measurement category: available for sale to financial assets at fair value through profit or loss		145,670
Reclassification of valuation gain or loss of derivatives from equity securities at other comprehensive income		5,854
Recognition of expected credit losses on debt securities at other comprehensive income		4,433
Reversal of impairment on equity securities at other comprehensive income		(617,004)
Changes in other comprehensive income of associates and joint ventures		(3,611)
Application of overlay approach		(10,903)
Adjustment of shares between contracting party		3,809
Others		391
Tax effect		128,028

January 1, 2018 (after adoption of IFRS 9)	￦	198,630

On January 1, 2018 (the date of the initial application of IFRS 9 and IFRS 15), the impact on retained earnings is as follows:

	Impact of application
	(In millions of Korean won)
December 31, 2017 (before adoption of IFRS 9)	￦	15,044,204
Change of classification/subsequent measurement category: available for sale to financial assets at fair value through profit or loss		(145,670)
Reclassification of valuation gain or loss of derivatives from equity securities at other comprehensive income		(5,854)
Recognition of expected credit losses on debt securities at other comprehensive income		(4,433)
Reversal of impairment loss on equity securities at other comprehensive income		617,004
Changes in gains or losses on equity method for investments in associates and joint ventures		4,061
Effect of adjustment in convertible private bond		12,558
Valuation of fair value of structured deposits and debts		(17,291)
Application of expected credit losses on financial assets at amortized cost		(553,057)
Effect of changes in provision for unused commitment, etc.		(30,812)
Valuation loss from self-credit-risk of financial liabilities designated at fair value through profit or loss		14,397
Application of overlay approach		10,903
Effect of Retained Earnings by application of IFRS 15[1]		883
Others		2,527
Tax effect		23,060

January 1, 2018 (after adoption of IFRS 9)	￦	14,972,480

[1]	The Group has applied the revenue recognition with distinguishing between the duty to perform management and agency service for fee.

46. Approval of Issuance of the Financial Statements

The issuance of the Group’s consolidated financial statements as of and for the year ended December 31, 2018, was initially approved on February 8, 2019 and re-approved due to revision on March 8, 2019 by the Board of Directors.

47. Parent Company Information

The following tables present the Parent Company Only financial information:

Condensed Statements of Financial Position

	Dec. 31 2017		Dec. 31 2018
	(In millions of Korean won)
Assets
Cash and due from financial institutions	￦	245,400	￦	344,302
Financial assets at fair value through profit or loss (under IAS 39)		284,485		—
Financial assets at fair value through profit or loss		—		289,179
Loans at amortized cost		10,000		50,000
Investments in subsidiaries[1]
Banking subsidiaries		14,821,721		14,821,721
Nonbanking subsidiaries.		9,240,395		9,240,395
Investments in associate[1]		—		—
Other assets		500,833		877,477

Total assets	￦	25,102,834	￦	25,623,074

Liabilities and shareholders’ equity
Debts	￦	300,000		300,000
Debentures		5,162,600		5,373,266
Other liabilities		513,689		878,573
Shareholders’ equity		19,126,545		19,071,235

Total liabilities and shareholders’ equity	￦	25,102,834	￦	25,623,074

[1]	Investments in subsidiaries and associate were accounted at cost method in accordance with IAS 27.

Condensed Statements of Comprehensive Income

	2016		2017		2018
	(In millions of Korean won)
Income
Dividends from subsidiaries	￦	686,919	￦	693,660	￦	1,089,556
Dividends from an associate		7,989		15,884		—
Interest from subsidiaries		2,192		3,207		5,710
Other income		11,330		15,147		20,940

Total income		708,430		727,898		1,116,206

Expense
Interest expense		60,521		101,107		122,451
Non-interest expense		57,941		78,888		65,027

Total expense		118,462		179,995		187,478

Profit(loss) before tax expense		589,968		547,903		928,728

Tax income(expense)		164		5,522		(2,823)

Profit(loss) for the year		590,132		553,425		925,905

Other comprehensive income(loss) for the year, net of tax		237		(491)		(1,911)

Total comprehensive income for the year	￦	590,369	￦	552,934	￦	923,994

Condensed Statements of Cash Flows

	2016		2017		2018
	(In millions of Korean won)
Operating activities
Net income	￦	590,132	￦	553,425	￦	925,905
Reconciliation of net income (loss) to net cash provided by operating activities:
Other operating activities, net		5,588		16,718		(1,243)

Net cash inflow (outflow) from operating activities		595,720		570,143		924,662

Investing activities
Net payments from (to) subsidiaries		(1,684,021)		(1,413,932)		—
Other investing activities, net		(201,890)		21,376		(43,554)

Net cash outflow from investing activities		(1,885,911)		(1,392,556)		(43,554)

Financing activities
Net increase(decrease) in debts		350,000		(50,263)		(164)
Increases in debentures		1,975,742		1,836,114		897,872
Repayments of debentures		(150,000)		(149,669)		(688,486)
Cash dividends paid		(378,625)		(497,969)		(766,728)
Acquisition of treasury shares		(716,808)		(185,465)		(224,700)

Net cash inflow from financing activities		1,080,309		952,748		(782,206)

Net increase in cash held at bank subsidiaries		(209,882)		130,335		98,902
Cash and cash equivalents subsidiaries at January 1		324,944		115,062		245,397

Cash and cash equivalents subsidiaries at December 31	￦	115,062	￦	245,397	￦	344,299