Form 20-F
period 2019-12-31
KB Financial Group Inc.
filed 2020-04-24
CIK 1445930

As filed with the Securities and Exchange Commission on April 24, 2020

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2019

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

Telephone No.: +82-2-2073-7807

Facsimile No.: +82-2-2073-2848

(Name, telephone, e-mail and/or facsimile number and address of company contact person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
American Depositary Shares, each representing one share of Common Stock	KB	New York Stock Exchange
Common Stock, par value ￦5,000 per share	KB	New York Stock Exchange*

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

389,634,335 shares of Common Stock, par value ￦5,000 per share

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

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.  ☐ Item 17  ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).  ☐ Yes  ☒ No

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (§ 15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.  ☒ Yes  ☐ No

* Not for trading, but only in connection with the registration of the American Depositary Shares.

i

ii

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

The financial statements included in this annual report are prepared in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB. As such, we make an explicit and unreserved statement of compliance with IFRS as issued by the IASB with respect to our consolidated financial statements as of December 31, 2018 and 2019 and for the years ended December 31, 2017, 2018 and 2019 included in this annual report. Unless indicated otherwise, the financial information in this annual report as of and for the years ended December 31, 2015, 2016, 2017, 2018 and 2019 has been prepared in accordance with IFRS as issued by the IASB, which is not comparable to information prepared in accordance with generally accepted accounting principles in the United States, or U.S. GAAP.

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

For your convenience, this annual report contains translations of Won amounts into U.S. dollars at the noon buying rate of the Federal Reserve Bank of New York for Won in effect on December 31, 2019, which was ￦1,155.46 = US$1.00.

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

In addition, other factors that could cause actual results to differ materially from those estimated by the forward-looking statements contained in this annual report could include, but are not limited to:

•	the occurrence of severe health epidemics (including the ongoing outbreak of the COVID-19 pandemic), in Korea or other parts of the world;

•	general economic and political conditions in Korea or other countries that have an impact on our business activities or investments;

•	the monetary and interest rate policies of Korea;

•	inflation or deflation;

•	unanticipated volatility in interest rates;

•	foreign exchange rates;

•	prices and yields of equity and debt securities;

•	the performance of the financial markets in Korea and globally;

•	changes in domestic and foreign laws, regulations and taxes;

•	changes in competition and the pricing environments in Korea; and

•	regional or general changes in asset valuations.

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

The selected consolidated financial and operating data as of and for the years ended December 31, 2015, 2016, 2017, 2018 and 2019 set forth below have been derived from our audited consolidated financial statements, which have been prepared in accordance with IFRS as issued by the IASB. Our consolidated financial statements as of and for the years ended December 31, 2015, 2016, 2017, 2018 and 2019 have been audited by independent registered public accounting firm Samil PricewaterhouseCoopers.

IFRS 9 Financial Instruments, or IFRS 9, is effective for annual periods beginning on or after January 1, 2018 and replaces International Accounting Standard 39 Financial Instruments: Recognition and Measurement, or IAS 39. We have applied IFRS 9 in our consolidated financial statements as of and for the years ended December 31, 2018 and 2019 included elsewhere in this annual report. As permitted by the transition rules of IFRS 9, our consolidated financial statements as of and for the year ended December 31, 2017 included elsewhere in this annual report have not been restated to retroactively apply IFRS 9.

You should read the following data together with the more detailed information contained in “Item 5. Operating and Financial Review and Prospects” and our consolidated financial statements included elsewhere in this annual report. Historical results do not necessarily predict future results.

Consolidated statements of comprehensive income data

	Year Ended December 31,
	2015		2016		2017		2018(1)		2019(1)		2019(1)(2)
	(in billions of Won, except common share data)										(in millions of US$, except common share data)
Interest income	￦	10,617	￦	10,335	￦	11,919	￦	13,735	￦	14,639	US$	12,669
Interest expense		(4,173)		(3,619)		(3,672)		(4,830)		(5,442)		(4,710)

Net interest income		6,444		6,716		8,247		8,905		9,197		7,959

Fee and commission income		2,971		3,151		3,988		3,718		3,879		3,357
Fee and commission expense		(1,436)		(1,566)		(1,938)		(1,474)		(1,524)		(1,319)

Net fee and commission income		1,535		1,585		2,050		2,243		2,355		2,038

Insurance income		1,373		1,201		8,971		11,975		12,317		10,660
Insurance expense		(1,479)		(1,319)		(8,377)		(11,485)		(12,018)		(10,401)

Net insurance income (expenses)		(106)		(118)		594		490		300		259

Net gains on financial assets and liabilities at fair value through profit or loss		—		—		—		352		644		557

Net gains (losses) on financial assets and liabilities at fair value through profit or loss (under IAS 39)		119		(322)		203		—		—		—

Net other operating income (expenses)		(610)		(416)		(902)		(1,130)		(1,063)		(920)

General and administrative expenses		(4,524)		(5,229)		(5,629)		(5,919)		(6,271)		(5,427)

Operating profit before provision for credit losses		2,858		2,216		4,563		4,941		5,161		4,466

Provision for credit losses		(1,037)		(539)		(548)		(674)		(670)		(580)

Net operating profit		1,821		1,677		4,015		4,267		4,491		3,886

Share of profit of associates and joint ventures		203		281		84		24		16		14

Net other non-operating income		140		671		39		10		27		24

Net non-operating profit		343		952		123		34		43		38

Profit before income tax		2,164		2,629		4,138		4,302		4,534		3,924

Tax expenses		(437)		(439)		(795)		(1,240)		(1,221)		(1,057)

Profit for the year	￦	1,727	￦	2,190	￦	3,343	￦	3,062	￦	3,313	US$	2,867

Items that will not be reclassified to profit or loss:
Remeasurements of net defined benefit		(23)		13		23		(138)		(56)		(48)
Shares of other comprehensive income (loss) of associates and joint ventures		—		4		—		(0)		(0)		(0)
Revaluation losses on equity instruments at fair value through other comprehensive income		—		—		—		(31)		(17)		(15)
Fair value changes on financial liabilities designated at fair value due to own credit risk		—		—		—		1		(11)		(10)

Items that may be reclassified subsequently to profit or loss:
Exchange differences on translating foreign operations		45		20		(110)		49		38		33
Net gains on financial instruments at fair value through other comprehensive income		—		—		—		119		35		31
Valuation gains (losses) on financial investments		(29)		(48)		89		—		—		—
Shares of other comprehensive income (loss) of associates and joint ventures		—		(11)		101		(4)		8		7
Cash flow hedges		1		4		21		(9)		(33)		(29)
Gains (losses) on hedges of a net investment in a foreign operation		(25)		(7)		27		(27)		(9)		(8)
Other comprehensive income (loss) of separate account		—		—		(14)		30		3		3
Net gains on overlay adjustment		—		—		—		0		194		168

Other comprehensive income (loss) for the year, net of tax		(31)		(25)		136		(10)		152		132

Total comprehensive income for the year	￦	1,696	￦	2,165	￦	3,480	￦	3,052	￦	3,465	US$	2,999

Profit attributable to:
Shareholders of the parent company	￦	1,698	￦	2,144	￦	3,311	￦	3,061	￦	3,312	US$	2,866
Non-controlling interests		29		46		32		1		1		1

	￦	1,727	￦	2,190	￦	3,343	￦	3,062	￦	3,313	US$	2,867

Total comprehensive income attributable to:
Shareholders of the parent company	￦	1,667	￦	2,119	￦	3,446	￦	3,051	￦	3,464	US$	2,998
Non-controlling interests		29		46		34		1		2		1

	￦	1,696	￦	2,165	￦	3,480	￦	3,052	￦	3,465	US$	2,999

Earnings per share
Basic earnings per share	￦	4,396	￦	5,588	￦	8,305	￦	7,721	￦	8,451	US$	7.31
Diluted earnings per share		4,376		5,559		8,257		7,676		8,389		7.26

(1)	Figures for 2018 and 2019 reflect the application of IFRS 9 and therefore may not be directly comparable to corresponding figures for prior years.
(2)

Won amounts are expressed in U.S. dollars at the rate of ￦1,155.46 to US$1.00, the noon buying rate in effect on December 31, 2019 as quoted by the Federal Reserve Bank of New York in the United States.

Consolidated statements of financial position data

	Year Ended December 31,
	2015		2016		2017		2018(1)		2019(1)		2019(1)(2)
	(in billions of Won)										(in millions of US$)
Assets
Cash and due from financial institutions	￦	16,316	￦	17,885	￦	19,818	￦	20,274	￦	20,838	US$	18,034
Financial assets at fair value through profit or loss		—		—		—		50,988		53,549		46,344
Financial assets at fair value through profit or loss (IAS 39)		11,174		27,858		32,227		—		—		—
Derivative financial assets		2,278		3,382		3,310		2,026		3,191		2,761
Loans		245,005		265,486		290,123		319,202		339,684		293,982
Financial investments		39,137		45,148		66,608		61,665		71,783		62,125
Investments in associates and joint ventures		1,738		1,771		335		505		598		518
Property and equipment		3,287		3,627		4,202		4,272		5,067		4,386
Investment property		212		755		849		2,120		2,828		2,447
Intangible assets		467		652		2,943		2,756		2,738		2,369
Net defined benefit assets		—		—		1		—		1		1
Current income tax assets		19		66		6		10		19		17
Deferred income tax assets		8		134		4		4		4		3
Assets held for sale		49		52		156		17		23		20
Other assets		9,375		8,858		16,204		15,749		18,216		15,765

Total assets	￦	329,065	￦	375,674	￦	436,786	￦	479,588	￦	518,538	US$	448,772

Liabilities
Financial liabilities at fair value through profit or loss	￦	—	￦	—	￦	—	￦	15,327	￦	15,368	US$	13,300
Financial liabilities at fair value through profit or loss (IAS 39)		2,975		12,123		12,023		—		—		—
Derivative financial liabilities		2,326		3,807		3,143		2,901		3,007		2,603
Deposits		224,268		239,731		255,800		276,770		305,593		264,477
Debts		16,241		26,251		28,821		33,005		37,819		32,731
Debentures		32,601		34,992		44,993		53,279		50,936		44,083
Provisions		607		538		568		526		528		457
Net defined benefit liabilities		73		96		155		262		254		220
Current income tax liabilities		31		442		434		699		432		374
Deferred income tax liabilities		179		103		533		493		778		673
Insurance contract liabilities		6,925		7,291		31,801		33,413		34,967		30,262
Other liabilities		13,937		19,039		24,470		27,200		29,737		25,736

Total liabilities	￦	300,163	￦	344,413	￦	402,741	￦	443,875	￦	479,419	US$	414,916

Total Equity
Capital stock	￦	1,932	￦	2,091	￦	2,091	￦	2,091	￦	2,091	US$	1,809
Hybrid securities		—		—		—		—		399		345
Capital surplus		15,855		16,995		17,122		17,122		17,123		14,819
Accumulated other comprehensive income		429		405		538		178		348		301
Retained earnings		10,464		12,229		15,044		17,282		19,710		17,058

Treasury shares		—		(722)		(756)		(969)		(1,136)		(983)

Equity attributable to shareholders of the parent company		28,680		30,998		34,039		35,704		38,534		33,349
Non-controlling interests		222		263		6		9		585		507

Total equity	￦	28,902	￦	31,261	￦	34,045	￦	35,713	￦	39,119	US$	33,856

Total liabilities and equity	￦	329,065	￦	375,674	￦	436,786	￦	479,588	￦	518,538	US$	448,772

(1)	Figures as of December 31, 2018 and 2019 reflect the application of IFRS 9 and therefore may not be directly comparable to corresponding figures as of prior dates.
(2)

Won amounts are expressed in U.S. dollars at the rate of ￦1,155.46 to US$1.00, the noon buying rate in effect on December 31, 2019 as quoted by the Federal Reserve Bank of New York in the United States.

Profitability ratios and other data

	As of or for the year Ended December 31,
	2015	2016	2017	2018	2019
	(Percentages)
Profit (loss) attributable to stockholders as a percentage of:
Average total assets(1)	0.54%	0.62%	0.80%	0.67%	0.66%
Average stockholders’ equity(1)	6.05	7.13	9.56	8.58	8.66
Dividend payout ratio(2)	22.32	23.23	23.17	24.83	26.00
Net interest spread(3)	2.05	2.01	2.11	2.05	1.96
Net interest margin(4)	2.21	2.13	2.27	2.23	2.14
Efficiency ratio(5)	61.28	69.14	58.65	57.08	56.33
Cost-to-average assets ratio(6)	1.43	1.50	1.36	1.29	1.25
Won loans (gross) as a percentage of Won deposits	107.88	110.77	114.02	115.98	111.83
Total loans (gross) as a percentage of total deposits	110.40	111.69	114.24	116.27	111.94

(1)	Average balances are based on daily balances for our banking, credit card and investment and securities operations and monthly or quarterly balances for our other operations.
(2)	Represents the ratio of total dividends declared on common stock as a percentage of profit attributable to stockholders.
(3)	Represents the difference between the yield on average interest-earning assets and cost of average interest-bearing liabilities.
(4)	Represents the ratio of net interest income to average interest-earning assets, and reflects the application of the 2018 Accounting Policy Change.
(5)

Represents the ratio of general and administrative expenses to the sum of net interest income, net fee and commission income, net gain on financial assets and liabilities at fair value through profit or loss and net other operating income.

(6)	Represents the ratio of general and administrative expenses to average total assets.

Capital ratios

	As of or for the year Ended December 31,
	2017	2018	2019
	(Percentages)
Consolidated capital adequacy ratio of KB Financial Group(1)	15.23%	14.60%	14.48%
Capital adequacy ratios of Kookmin Bank
Tier I capital adequacy ratio(2)	14.86	14.33	14.68
Common equity Tier I capital adequacy ratio(2)	14.86	14.33	14.37
Tier II capital adequacy ratio(2)	1.16	1.19	1.17
Average stockholders’ equity as a percentage of average total assets	8.37	7.75	7.65

(1)

Under applicable guidelines of the Financial Services Commission, we, as a bank holding company, were required to maintain a total minimum consolidated capital adequacy ratio of 11.5% (including applicable additional capital buffers and requirements) as of December 31, 2019. See “Item 4.B. Business Overview—Supervision and Regulation—Principal Regulations Applicable to Financial Holding Companies—Capital Adequacy.”

(2)

Kookmin Bank’s capital adequacy ratios are computed in accordance with the guidelines issued by the Financial Services Commission. See “Item 4.B. Business Overview—Supervision and Regulation—Principal Regulations Applicable to Banks—Capital Adequacy.”

Credit portfolio ratios and other data

	As of December 31,
	2015		2016		2017		2018		2019
	(in billions of Won, except percentages)
Total loans(1)	￦	247,587	￦	267,764	￦	292,233	￦	321,811	￦	342,092
Total non-performing loans(2)		922		923		758		725		756
Other impaired loans not included in non-performing loans		2,075		1,613		1,509		1,377		1,151
Total of non-performing loans and other impaired loans		2,997		2,536		2,267		2,102		1,907
Total allowances for loan losses		2,582		2,278		2,110		2,609		2,408
Non-performing loans as a percentage of total loans		0.37%		0.34%		0.26%		0.23%		0.22%
Non-performing loans as a percentage of total assets		0.28%		0.25%		0.17%		0.15%		0.15%
Total of non-performing loans and other impaired loans as a percentage of total loans		1.21%		0.95%		0.78%		0.65%		0.56%
Allowances for loan losses as a percentage of total loans		1.04%		0.85%		0.72%		0.81%		0.70%

(1)	Before deduction of allowances for loan losses.
(2)	Non-performing loans are defined as those loans, including corporate, retail and other loans, which are past due by 90 days or more.

Selected Statistical Information

Average Balance Sheets and Related Interest

The following table shows our average balances and interest rates for the past three years:

	Year Ended December 31,
	2017					2018					2019
	Average Balance(1)		Interest Income(2)		Average Yield	Average Balance(1)		Interest Income(2)		Average Yield	Average Balance(1)		Interest Income(2)		Average Yield
	(in billions of Won, except percentages)
Assets
Cash and interest earning deposits in other banks	￦	9,620	￦	126	1.31%	￦	8,162	￦	109	1.34%	￦	10,436	￦	151	1.45%
Financial assets at fair value through profit or loss (debt securities)(3)		22,908		537	2.34		27,911		749	2.68		27,164		704	2.59
Financial investments (debt securities)(4)		49,137		1,160	2.36		56,585		1,325	2.34		63,699		1,389	2.18
Loans:
Corporate		123,004		3,962	3.22		134,938		4,471	3.31		141,600		4,788	3.38
Mortgage		60,944		1,683	2.76		65,799		1,994	3.03		72,897		2,233	3.06
Home equity		32,777		953	2.91		32,661		1,020	3.12		30,188		964	3.19
Other consumer(5)		46,325		2,115	4.57		52,333		2,491	4.76		58,514		2,680	4.58
Credit cards(6)		14,881		1,258	8.45		16,725		1,386	8.29		17,949		1,451	8.08
Foreign(7)		3,607		125	3.47		4,254		190	4.47		6,599		279	4.23

Loans (total)		281,538		10,096	3.59		306,710		11,552	3.77		327,747		12,395	3.78

Total average interest-earning assets	￦	363,203	￦	11,919	3.28%	￦	399,368	￦	13,735	3.44%	￦	429,046	￦	14,639	3.41%

Cash and due from banks		10,494		—	—		11,072		—	—		11,681		—	—
Financial assets at fair value through profit or loss (excluding debt securities):
Equity securities		3,849		—	—		4,646		—	—		5,576		—	—
Other		4,499		—	—		17,051		—	—		18,410		—	—

Financial assets at fair value through profit or loss (excluding debt securities) (total)		8,348		—	—		21,697		—	—		23,986		—	—
Financial investment (equity securities)		9,135		—	—		2,628		—	—		2,598		—	—
Investment in associates		968		—	—		432		—	—		575		—	—
Derivative financial assets		2,372		—	—		2,470		—	—		2,989		—	—
Premises and equipment		5,826		—	—		5,639		—	—		7,398		—	—
Intangible assets		2,409		—	—		2,839		—	—		2,720		—	—
Allowances for loan losses		(2,428)		—	—		(2,827)		—	—		(2,714)		—	—
Other non-interest-earning assets		13,405		—	—		16,963		—	—		21,623		—	—

Total average non-interest earning assets		50,529		—	—		60,913		—	—		70,856		—	—

Total average assets	￦	413,732	￦	11,919	2.88%	￦	460,281	￦	13,735	2.98%	￦	499,902	￦	14,639	2.93%

	Year Ended December 31,
	2017					2018					2019
	Average Balance(1)		Interest Expense		Average Cost	Average Balance(1)		Interest Expense		Average Cost	Average Balance(1)		Interest Expense		Average Cost
	(in billions of Won, except percentages)
Liabilities
Deposits:
Demand deposits	￦	110,945	￦	290	0.26%	￦	117,267	￦	347	0.30%	￦	122,519	￦	370	0.30%
Time deposits		127,478		2,010	1.58		141,021		2,637	1.87		155,762		3,018	1.94
Certificates of deposit		2,863		45	1.57		3,045		58	1.90		4,781		93	1.95

Deposits (total)		241,286		2,345	0.97		261,333		3,042	1.16		283,062		3,481	1.23
Debts(8)		33,065		446	1.35		37,565		639	1.70		38,478		720	1.87
Debentures		39,767		880	2.22		48,147		1,149	2.39		52,574		1,241	2.36

Total average interest-bearing liabilities	￦	314,118	￦	3,672	1.17%	￦	347,045	￦	4,830	1.39%	￦	374,114	￦	5,442	1.45%

Non-interest bearing demand deposits		4,114		—	—		4,059		—	—		3,942		—	—
Derivative financial liabilities		2,422		—	—		2,932		—	—		3,334		—	—
Financial liabilities at fair value through profit or loss		12,674		—	—		14,280		—	—		16,861		—	—
Other non-interest-bearing liabilities		45,618		—	—		56,275		—	—		63,186		—	—

Total average non-interest bearing liabilities		64,828		—	—		77,546		—	—		87,323		—	—

Total average liabilities		378,946		3,672	0.95		424,591		4,830	1.14		461,437		5,442	1.18

Total equity		34,786		—	—		35,690		—	—		38,465		—	—

Total average liabilities and equity	￦	413,732	￦	3,672	0.87%	￦	460,281	￦	4,830	1.05%	￦	499,902	￦	5,442	1.09%

(1)	Average balances are based on daily balances for our banking, credit card and investment and securities operations and monthly or quarterly balances for our other operations.
(2)	We do not invest in any tax-exempt securities.
(3)

For 2018 and 2019, includes deposits and loans at fair value through profit or loss. For information on interest income arising from such financial instruments, see Note 27 of the notes to our consolidated financial statements included elsewhere in this annual report.

(4)

Comprises financial assets at fair value through other comprehensive income and at amortized cost (formerly referred to as available-for-sale and held-to-maturity financial assets, respectively). For 2018 and 2019, also includes loans at fair value through other comprehensive income. For information on interest income arising from such financial instruments, see Note 27 of the notes to our consolidated financial statements included elsewhere in this annual report. Information related to investment securities classified as financial assets at fair value through other comprehensive income (or available-for-sale financial assets) has been computed using amortized cost, and therefore does not give effect to changes in fair value that are reflected as a component of total equity.

(5)	Includes other interest income.
(6)

Interest income from credit cards includes principally cash advance fees of ￦216 billion, ￦223 billion and ￦217 billion and interest on credit card loans of ￦629 billion, ￦704 billion and ￦716 billion for the years ended December 31, 2017, 2018 and 2019, respectively, but does not include interchange fees.

(7)	Consists primarily of loans from the overseas branches of our subsidiaries to affiliates of large Korean manufacturing companies for trade financing and working capital.
(8)	Includes (i) lease-related interest expense pursuant to our adoption of IFRS 16 Leases (for 2019 only) and (ii) other interest expense.

The following table presents our net interest spread, net interest margin, and asset liability ratio for the past three years:

	Year Ended December 31,
	2017	2018	2019
	(percentages)
Net interest spread(1)	2.11%	2.05%	1.96%
Net interest margin(2)	2.27	2.23	2.14
Average asset liability ratio(3)	115.63	115.08	114.68

(1)	The difference between the average rate of interest earned on interest-earning assets and the average rate of interest paid on interest-bearing liabilities.

(2)	The ratio of net interest income to average interest-earning assets, and reflects the application of the 2018 Accounting Policy Change.
(3)	The ratio of average interest-earning assets to average interest-bearing liabilities.

Analysis of Changes in Net Interest Income—Volume and Rate Analysis

The following table provides an analysis of changes in interest income, interest expense and net interest income based on changes in volume and changes in rate for 2017 compared to 2018 and 2018 compared to 2019. Information is provided with respect to: (1) effects attributable to changes in volume (changes in volume multiplied by prior rate) and (2) effects attributable to changes in rate (changes in rate multiplied by prior volume). Changes attributable to the combined impact of changes in rate and volume have been allocated proportionately to the changes due to volume changes and changes due to rate changes.

	2018 vs. 2017 Increase/(Decrease) Due to Change in						2019 vs. 2018 Increase/(Decrease) Due to Change in
	Volume		Rate		Total		Volume		Rate		Total
	(in billions of Won)
Interest-earning assets
Cash and interest earning deposits in other banks	￦	(20)	￦	3	￦	(17)	￦	32	￦	10	￦	42
Financial assets at fair value through profit or loss (debt securities)(1)		127		84		211		(20)		(24)		(44)
Financial investments (debt securities)(2)		176		(10)		166		158		(95)		63
Loans:
Corporate		395		114		509		222		95		317
Mortgage		140		171		311		219		20		239
Home equity		(3)		70		67		(78)		22		(56)
Other consumer		285		91		376		286		(97)		189
Credit cards		152		(24)		128		100		(35)		65
Foreign		25		40		65		100		(11)		89

Total interest income	￦	1,277	￦	539	￦	1,816	￦	1,019	￦	(115)	￦	904

	2018 vs. 2017 Increase/(Decrease) Due to Change in						2019 vs. 2018 Increase/(Decrease) Due to Change in
	Volume		Rate		Total		Volume		Rate		Total
	(in billions of Won)
Interest-bearing liabilities
Deposits:
Demand deposits	￦	15	￦	42	￦	57	￦	23	￦	0	￦	23
Time deposits		230		397		627		281		100		381
Certificates of deposit		3		10		13		33		2		35
Debts		66		127		193		16		65		81
Debentures		197		71		268		106		(14)		92

Total interest expense		511		647		1,158		459		153		612

Total net interest income	￦	766	￦	(108)	￦	658	￦	560	￦	(268)	￦	292

(1)

For 2018 and 2019, includes deposits and loans at fair value through profit or loss. For information on interest income arising from such financial instruments, see Note 27 of the notes to our consolidated financial statements included elsewhere in this annual report.

(2)

Comprises financial assets at fair value through other comprehensive income and at amortized cost (formerly referred to as available-for-sale and held-to-maturity financial assets, respectively). For 2018 and 2019, also includes loans at fair value through other comprehensive income. For information on interest income arising from such financial instruments, see Note 27 of the notes to our consolidated financial statements included elsewhere in this annual report. Information related to investment securities classified as financial assets at fair value through other comprehensive income (or available-for-sale financial assets) has been computed using amortized cost, and therefore does not give effect to changes in fair value that are reflected as a component of total equity.

Item 3.B.	Capitalization and Indebtedness

Not applicable.

Item 3.C.	Reasons for the Offer and Use of Proceeds

Not applicable.

Item 3.D.	Risk Factors

Risks relating to our retail credit portfolio

Future changes in market conditions as well as other factors may lead to increases in delinquency levels of our retail loan portfolio.

In recent years, consumer debt has increased significantly in Korea. Our portfolio of retail loans, including mortgage and home equity loans, increased from ￦134,956 billion as of December 31, 2016 to ￦146,150 billion as of December 31, 2017, ￦158,807 billion as of December 31, 2018 and ￦166,307 billion as of December 31, 2019. As of December 31, 2019, our domestic retail loans represented 48.6% of our total lending. Within our retail loan portfolio, the outstanding balance of other consumer loans, which unlike mortgage or home equity loans are often unsecured and therefore tend to carry a higher credit risk, increased from ￦41,629 billion as of December 31, 2016 to ￦59,596 billion as of December 31, 2019; as a percentage of total outstanding retail loans, such balance increased from 30.8% as of December 31, 2016 to 35.8% as of December 31, 2019. The growth of our retail lending business, which generally offers higher margins than other lending activities, has contributed significantly to our interest income and profitability in recent years.

The growth of our retail loan portfolio, together with fluctuating economic conditions in Korea and globally in recent years, may lead to increases in delinquency levels and a deterioration in asset quality. The amount of our non-performing retail loans (defined as those loans that are past due by 90 days or more) decreased from ￦272 billion as of December 31, 2016 to ￦252 billion as of December 31, 2017, but increased to ￦304 billion as of December 31, 2018 and ￦376 billion as of December 31, 2019. Higher delinquencies in our retail loan portfolio in the future will require us to increase our loan loss provisions and charge-offs, which in turn will adversely affect our financial condition and results of operations.

Our large exposure to consumer debt means that we are exposed to changes in economic conditions affecting Korean consumers. Accordingly, economic difficulties in Korea that hurt consumers could result in a deterioration in the credit quality of our retail loan portfolio. For example, the severe impact of the ongoing outbreak of a global pandemic caused by a new strain of coronavirus, or COVID-19, on Korea’s economy has disrupted the business, activities and operations of consumers, which in turn could result in a significant decrease in the number of financial transactions or the inability of our customers to meet existing payment or other obligations to us. See “Other risks relating to our business—The ongoing global pandemic of COVID-19 and any possible recurrence of other types of widespread infectious diseases may adversely affect our business, financial condition or results of operations.” In addition, a rise in unemployment, an increase in interest rates or a decline in real estate prices in Korea could adversely affect the ability of consumers to make payments and increase the likelihood of potential defaults. See “Risks relating to Korea—Unfavorable financial and economic developments in Korea may have an adverse effect on us.” Despite our efforts to minimize our risk as a result of such exposure, there is no assurance that we will be able to prevent significant credit quality deterioration in our retail loan portfolio.

In addition, we are exposed to changes in regulations and policies on retail lending by the Korean government, which may adopt measures to restrict retail lending or encourage financial institutions to provide financial support to certain types of retail borrowers. From the second half of 2016 to 2019, the Korean government introduced various measures to tighten regulations on mortgage lending and housing subscription in response to the rapid growth in consumer debt and concerns over speculative investments in real estate in certain areas. A decrease in housing prices as a result of the implementation of such measures, together with the high level of consumer debt and rising interest rate levels, could result in declines in consumer spending and reduced economic growth, which may lead to increases in delinquency levels of our retail loan portfolio.

In light of adverse conditions in the Korean economy affecting consumers, in March 2009, the Financial Services Commission requested Korean banks, including us, to establish a “pre-workout program,” including a credit counseling and recovery service, for retail borrowers with outstanding short-term debt defaults. Under the pre-workout program, which has been in operation since April 2009, maturity extensions and/or interest reductions are provided for retail borrowers with total loans of ￦1.5 billion or less (consisting of no more than ￦500 million of unsecured loans and ￦1 billion of secured loans) who are in arrears on their payments for more than 30 days but less than 90 days, and who either have an income in excess of the minimum cost of living or are deemed by the Credit Counseling and Recovery Service, a public service organization that provides debt adjustment services to low-income families in Korea, to have the ability to repay their loans. In addition, in March 2015, in response to increasing levels of consumer debt and amid concerns over the debt-servicing capacity of retail borrowers if interest rates were to rise, the Korean government launched, and requested Korean banks to participate in, a mortgage loan refinancing program aimed at reducing the payment burden on and improving the asset quality of outstanding mortgage loans. Under such refinancing program, over 340,000 qualified retail borrowers converted their outstanding non-amortizing floating-rate mortgage loans from Korean commercial banks (including us) into amortizing fixed-rate mortgage loans with lower interest rates, amounting to an aggregate principal amount of ￦34 trillion for all commercial banks in 2015. In September 2019, the Korean government announced another similar mortgage loan refinancing program, the details of which will be finalized during the first half of 2020. Our participation in such refinancing program may lead to a decrease in our interest income on our outstanding mortgage loans, as well as in our overall net interest margin. Moreover, our participation in such initiatives led by the Korean government to provide financial support to retail borrowers may lead us to offer credit terms for such borrowers that we would not generally offer, which may have an adverse effect on our results of operations and financial condition.

Our credit card operations may generate losses in the future, which could hurt our financial condition and results of operations.

With respect to our credit card portfolio, our delinquency ratio (which represents the ratio of amounts that are overdue by 30 days or more to total outstanding balances) was 1.29% as of December 31, 2017, which increased to 1.31% as of December 31, 2018 but decreased to 1.25% as of December 31, 2019. In line with industry practice, we have restructured a portion of delinquent credit card account balances (defined as balances overdue by 30 days or more) as loans. As of December 31, 2019, these restructured loans outstanding amounted to ￦116 billion. Because these loans are not treated as being delinquent at the time of conversion or for a period of time thereafter, our delinquency ratios may not fully reflect all delinquent amounts relating to our outstanding loans. Including all restructured loans, outstanding balances overdue by 30 days or more accounted for 1.9% of our credit card receivables (including credit card loans) as of December 31, 2019. Delinquencies may increase in 2020 and in the future as a result of, among other things, adverse economic conditions in Korea, additional government regulations or the inability of Korean consumers to manage increased household debt.

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

One of our core businesses is lending to small- and medium-sized enterprises (as defined under “Item 4.B. Business Overview—Corporate Banking—Small- and Medium-sized Enterprise Banking”). Our loans to small- and medium-sized enterprises increased from ￦86,065 billion as of December 31, 2016 to ￦112,487 billion as of December 31, 2019. During that period, non-performing loans (defined as those loans that are past due by 90 days or more) to small- and medium-sized enterprises decreased from ￦302 billion as of December 31, 2016 to ￦204 billion as of December 31, 2019, and the non-performing loan ratio for such loans decreased from 0.4% as of December 31, 2016 to 0.2% as of December 31, 2019. However, our non-performing loans and non-performing loan ratio may increase in 2020. According to data compiled by the Financial Supervisory Service, the delinquency ratio for Won-currency loans by Korean commercial banks to small- and medium-sized enterprises was 0.4% as of December 31, 2019. The delinquency ratio for Won-currency loans to small- and medium-sized enterprise is calculated as the ratio of (1) the outstanding balance of such loans in respect of which either principal or interest payments are overdue by one month or more to (2) the aggregate outstanding balance of such loans. Our delinquency ratio for such Won currency loans decreased from 0.4% as of December 31, 2016 to 0.2% as of December 31, 2019. However, our delinquency ratio for such Won currency loans may increase in 2020.

The Korean government has historically introduced policies and initiatives intended to encourage Korean banks to provide financial support to small- and medium-sized enterprise borrowers. For example, the Korean government requested Korean banks, including us, to establish a “fast track” program to provide liquidity assistance to small- and medium-sized enterprises on an expedited basis. Under the “fast track” program we established, we provide liquidity assistance to qualified small- and medium-sized enterprise borrowers applying for such assistance, in the form of new loans or maturity extensions or interest rate adjustments with respect to existing loans, after expedited credit review and approval by us. The overall prospects for the Korean economy in 2020 and beyond remain uncertain, and the Korean government may extend or renew existing or past policies and initiatives or introduce new policies or initiatives to encourage Korean banks to provide financial support to small- and medium-sized enterprises. In particular, the ongoing global outbreak of the COVID-19 pandemic affecting many countries worldwide, including Korea, has prompted the Korean government in recent months to implement various emergency aid initiatives involving Korean banks, including Kookmin Bank, to provide liquidity assistance to small- and medium-sized enterprise borrowers. Such initiatives include the provision of new loans to borrowers with low credit ratings, extension of maturity dates for existing loans and suspension of interest payment obligations for an extended period of time. Our participation in such government-led initiatives may lead us to extend credit to small- and medium-sized enterprise borrowers that we would not otherwise extend, or offer terms for such credit that we would not otherwise offer, in the absence of such initiatives. Furthermore, there is no guarantee that the financial condition and liquidity position of our small- and medium-sized enterprise borrowers benefiting from such initiatives will improve sufficiently for them to service their debt on a timely basis, or at all. Accordingly, increases in our exposure to small- and medium-sized enterprise borrowers resulting from such government-led initiatives may have a material adverse effect on our financial condition and results of operations.

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

In recent years, we have taken measures which sought to stem rising delinquencies in our loans to small- and medium-sized enterprises, including through strengthening the review of loan applications and closer monitoring of the post-loan performance of small- and medium-sized enterprise borrowers in industry sectors that are relatively more sensitive to downturns in the economy and have shown higher delinquency ratios, such as shipping, construction, lodging, retail and wholesale, restaurants and real estate. Despite such efforts, however, there is no assurance that delinquency levels for our loans to small- and medium-sized enterprises will not rise in the future. In particular, financial difficulties experienced by small- and medium-sized enterprises as a result of, among other things, adverse economic conditions in Korea and globally, could have an adverse impact on the ability of small- and medium-sized enterprises to make payments on our loans. For example, the ongoing global outbreak of the COVID-19 pandemic has had a significant adverse impact on the Korean and global economy, which in turn could subject small- and medium-sized enterprises to disruptions in supply chains, a decline in sales and/or deterioration in financial conditions. In addition, aggressive marketing and competition among banks to lend to this segment, may lead to a deterioration in the asset quality of our loans to this segment in the future. Any such deterioration would result in increased charge-offs and higher provisioning and reduced interest and fee income from this segment, which would have an adverse impact on our financial condition and results of operations.

We have exposure to Korean construction, shipbuilding and shipping companies, and financial difficulties of these companies may have an adverse impact on us.

As of December 31, 2019, we had loans outstanding to construction, shipbuilding and shipping companies (many of which are small- and medium-sized enterprises) in the amount of ￦3,610 billion, ￦523 billion and ￦228 billion, or 1.06%, 0.15% and 0.07% of our total loans, respectively. We also have other exposures to Korean construction, shipbuilding and shipping companies, including in the form of guarantees extended on behalf of such companies (which included confirmed guarantees of ￦471 billion for construction companies, ￦983 billion for shipbuilding companies and less than ￦1 billion for shipping companies as of December 31, 2019) and debt and equity securities of such companies held by us. In the case of construction companies, such exposures include guarantees provided to us by general contractors with respect to financing extended by us for residential and commercial real estate development projects. In the case of shipbuilding companies, such exposures include refund guarantees extended by us on behalf of shipbuilding companies to cover their obligation to return a portion of the ship order contract amount to customers in the event of performance delays or defaults under shipbuilding contracts.

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

In response to the deteriorating financial condition and liquidity position of borrowers in the construction, shipbuilding and shipping industries, which were disproportionately impacted by adverse economic developments in Korea and globally, the Korean government implemented a program in 2009 to promote expedited restructuring of such borrowers by their Korean creditor financial institutions, under the supervision of major commercial banks. In accordance with such program, 24 construction companies and five shipbuilding companies became subject to workout in 2009, following review by their creditor financial institutions (including us) and the Korean government. Each year since 2009, the Financial Services Commission and the Financial Supervisory Service have announced the results of subsequent credit risk evaluations conducted by creditor financial institutions (including us) of large corporations in Korea with outstanding credit exposures of ￦50 billion or more and small- and medium-sized enterprises in Korea with outstanding credit exposures of less than ￦50 billion, pursuant to which a number of companies were selected by such financial institutions for restructuring in the form of workout, liquidation or court receivership. However, there is no assurance that these measures will be successful in stabilizing the Korean construction, shipbuilding and shipping industries.

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

Furthermore, our success under a financial holding company structure depends on our ability to realize the anticipated synergies, growth opportunities and cost savings from coordinating the businesses of our various subsidiaries. Although we have been integrating certain aspects of our subsidiaries’ operations into our financial holding company structure, our subsidiaries will generally continue to operate as independent entities with separate management and staff and our ability to direct our subsidiaries’ day-to-day operations may be limited. Some of our major acquisitions include the following:

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

•

Most recently, in April 2020, we entered into a share purchase agreement to acquire all of the outstanding shares of The Prudential Life Insurance Company of Korea, Ltd., or Prudential Life Insurance, a provider of life insurance services in Korea, from Prudential Financial, Inc. for ￦2,265 billion, which amount is subject to change pending closing. The completion of such acquisition is subject to regulatory approvals and other closing conditions.

See “Item 5.A. Operating Results—Overview—Acquisitions.”

We may continue to increase our equity interest in our subsidiaries or investees and may also consider acquiring or merging with other financial institutions to achieve more balanced growth and further diversify our revenue base. For example, as part of our continued efforts to expand our businesses abroad, in particular in Southeast Asia, we acquired a 70% stake in PRASAC Microfinance Institution Limited, a provider of microfinance and deposit-taking services in Cambodia, through Kookmin Bank, in April 2020. We are also currently in the process of acquiring a substantial stake in providers of financing services in Indonesia through our subsidiaries. The integration of our new subsidiaries’ or investees’ separate businesses and operations, as well as those of any companies we may acquire or merge with in the future, under our financial holding company structure could require a significant amount of time, financial resources and management attention. Moreover, that process could disrupt our operations (including our risk management operations) or information technology systems, reduce employee morale, produce unintended inconsistencies in our standards, controls, procedures or policies, and affect our relationships with customers and our ability to retain key personnel. The realization of the anticipated benefits of our financial holding company structure and any mergers or acquisitions we decide to pursue may be blocked, delayed or reduced as a result of many factors, some of which may be outside our control. These factors include:

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

Furthermore, the introduction of Internet-only banks in Korea is expected to increase competition in the Korean banking industry. Internet-only banks operate without branches and conduct most of their operations through electronic means, which enables them to minimize costs and offer customers higher interest rates on deposits or lower lending rates. In April 2017, K Bank, the first Internet-only bank in Korea, commenced operations. Kakao Bank, another Internet-only bank, in which Kookmin Bank holds a 9.9% equity interest, commenced operations in July 2017. In December 2019, Toss Bank was granted a preliminary license by the Financial Services Commission to operate as an Internet-only bank and is expected to begin operations in July 2021 upon receiving final approval from the Financial Services Commission.

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

In addition, we believe that regulatory reforms and the general modernization of business practices in Korea will lead to increased competition among financial institutions in Korea. In the second half of 2015, the Korean government implemented measures to facilitate bank account portability of retail customers by requiring commercial banks to establish systems that allow retail customers to easily switch their bank accounts at one commercial bank to another and automatically transfer the automatic payment settings of their former accounts to the new ones. Such measures have further intensified competition among financial institutions in Korea. Moreover, in March 2016, the Financial Services Commission introduced an individual savings account scheme in Korea, which enables individuals to efficiently manage a wide range of retail investment vehicles, including cash deposits, funds and securities investment products, from a single integrated account with one financial institution and offers tax benefits on investment returns. Since the scheme backed by the Korean government allows only one individual savings account per person, financial institutions have been competing to retain existing customers and attract new customers since the launch of the individual savings account scheme. Over 30 financial institutions, including banks, securities companies and insurance companies, have registered with the Financial Services Commission to sell their individual savings account products and competition among these financial institutions is expected to remain intense.

Moreover, a number of significant mergers and acquisitions in the financial industry have taken place in Korea in recent years, including Hana Financial Group’s acquisition of a controlling interest in Korea Exchange Bank in 2012 and the subsequent merger of Hana Bank into Korea Exchange Bank in 2015. In addition, as part of the Korean government’s plans to privatize Woori Finance Holdings Co., Ltd. (the former financial holding company of Woori Bank), certain subsidiaries of Woori Finance Holdings were sold to other financial institutions and Woori Finance Holdings itself was merged into Woori Bank in 2014, which established a new financial holding company, Woori Financial Group Inc., in January 2019. In the insurance sector, China’s Anbang Insurance Group acquired controlling interests in Tong Yang Life Insurance Co., Ltd. and Allianz Life Insurance Korea Co., Ltd. in 2015 and 2016, respectively, while Mirae Asset Life Insurance Co., Ltd. acquired PCA Life Insurance Co., Ltd. in 2017. Furthermore, Orange Life Insurance, Ltd. (formerly known as ING Life Insurance Korea, Ltd.) became a wholly-owned subsidiary of Shinhan Financial Group following the acquisition of equity interests by Shinhan Financial Group in February 2019 and January 2020. In the securities sector, in 2016, Mirae Asset Securities Co., Ltd. acquired a 43% interest in KDB Daewoo Securities Co., Ltd., which subsequently merged with and into Mirae Asset Securities to create Mirae Asset Daewoo Securities Co., Ltd., the largest securities company in Korea in terms of capital.

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

Of our 20 largest corporate exposures (including loans, debt and equity securities and guarantees and acceptances) as of December 31, 2019, 12 were to companies that were members of the 30 largest highly-indebted business groups among chaebols in Korea designated as such by the Financial Supervisory Service based on their outstanding exposures. As of that date, the total amount of our exposures to 30 of such largest highly-indebted business groups among chaebols was ￦24,897 billion, or 5.2% of our total exposures. If the credit quality of our exposures to chaebols declines as a result of financial difficulties they experience or for other reasons, we could require substantial additional loan loss provisions, which would hurt our results of operations and financial condition. See “Item 4.B. Business Overview—Assets and Liabilities—Loan Portfolio—Exposure to Chaebols.”

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

As of December 31, 2019, our loans and guarantees to companies that were in workout, restructuring or rehabilitation amounted to ￦401 billion or 0.1% of our total loans and guarantees, most of which was classified as impaired. As of the same date, our allowances for credit losses on these loans and guarantees amounted to ￦180 billion, or 44.9% of these loans and guarantees. These allowances may not be sufficient to cover all future losses arising from our exposure to these companies. Furthermore, we have other exposure to such companies, in the form of debt and equity securities of such companies held by us (including equity securities we acquired as a result of debt-to-equity conversions). Our exposures as of December 31, 2019 with respect to such securities of companies in workout, restructuring or rehabilitation amounted to less than ￦1 billion, or less than 0.01% of our total debt securities and equity securities, but may increase in the future. In addition, in the case of borrowers that are or become subject to workout or restructuring, we may be forced to restructure our credits pursuant to restructuring plans approved by other creditor financial institutions of the borrower, or to dispose of our credits to other creditors on unfavorable terms.

In particular, as of December 31, 2019, we had ￦330 billion of outstanding exposures, comprising ￦85 billion of loans, ￦30 billion of equity securities and ￦215 billion of guarantees (mainly in the form of refund guarantees relating to shipbuilding contracts), to Daewoo Shipbuilding & Marine Engineering Co., Ltd., or DSME, which has been pursuing a voluntary restructuring program. In April 2017, the creditors of DSME agreed on a plan to provide additional financial support to DSME in connection with its voluntary restructuring program, under which the Korea Development Bank and the Export-Import Bank of Korea would provide ￦2.9 trillion of new loans to DSME, on the condition that DSME’s other creditors and bondholders agree to a ￦2.9 trillion debt-to-equity swap. The financial support plan required the Korean commercial bank creditors of DSME (including us) to swap 80% of our outstanding unsecured loans into equity of DSME and extend the maturity of the remaining loans for a period of three years. The financial support plan also requires DSME’s creditors (including us) to provide additional refund guarantees in connection with future shipbuilding contracts of DSME. The implementation of the financial support plan for DSME has required and may continue to require us to increase our loan loss provisions and recognize write-offs and impairment losses with respect to our exposures to DSME and may therefore have a material adverse impact on our results of operations and financial condition. Furthermore, there is no guarantee that the plan will be successful in ensuring the financial viability of DSME.

A large portion of our credit exposure is concentrated in a relatively small number of large corporate borrowers, which increases the risk of our corporate credit portfolio.

As of December 31, 2019, our loans and guarantees to our 20 largest borrowers totaled ￦11,995 billion and accounted for 3.4% of our total loans and guarantees. As of that date, our single largest corporate credit exposure was to Samsung Securities Co., Ltd., to which we had outstanding loans of ￦1,500 billion, as well as additional credit exposure of ￦26 billion in the form of debt securities. Any deterioration in the financial condition of Samsung Securities Co., Ltd. or our other large corporate borrowers, including those in industries particularly affected by the COVID-19 pandemic to which we have exposures such as the hotel, leisure and transportation industries, the retail and wholesale industries and the manufacturing industry, may require us to record substantial additional provisions and charge-offs and may have a material adverse impact on our results of operations and financial condition.

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

Pursuant to the risk-based capital adequacy requirements implemented by the Financial Services Commission, insurance companies in Korea are required to maintain a statutory ratio of available regulatory capital to risk-weighted assets of not less than 100% on a consolidated basis. Furthermore, the Financial Supervisory Service had previously recommended that insurance companies maintain a risk-based capital adequacy ratio of not less than 150%, and its former administrative guidelines had required insurance companies failing to maintain such recommended 150% ratio to submit a capital increase plan. Although the Financial Supervisory Service has since withdrawn such administrative guidelines, we believe that a risk-based capital adequacy ratio of not less than 150% is still considered standard in the Korean insurance industry. Risk-based capital adequacy requirements require insurance companies to hold adequate capital to cover their exposures to interest rate risk, market risk, credit risk and operational risk as well as insurance risk by reflecting such risks in their calculation of risk-weighted assets. As of December 31, 2019, KB Insurance had a risk-based capital adequacy ratio of 188.46%, while KB Life Insurance had a risk-based capital adequacy ratio of 214.43%.

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

In response to a lack of comparability in the global insurance industry stemming from variations in accounting policies being applied, the IASB issued IFRS 17 (previously referred to as IFRS 4 Phase II), a new IFRS accounting standard for insurance contracts, in May 2017 with an effective date of January 1, 2021, which was subsequently deferred to January 1, 2022 and again to January 1, 2023. Compliance with such revised accounting standards could significantly affect the way in which we and other operators of insurance businesses in Korea account for insurance policies, annuity contracts and financial instruments and how our financial statements are presented.

IFRS 17 will introduce a fundamentally different approach to current accounting policies in terms of both liability measurement and profit recognition. Under IFRS 17, insurance contract liabilities will no longer be calculated based on historical or past assumptions but based on the present value of future insurance cash flows using a discount rate reflecting current interest rates and the characteristics of the insurance contracts, with a risk adjustment and deferral of up-front profits. Among other effects, this may result in an increase in the level of the liabilities of our insurance subsidiaries, which would lead to a decrease in the balance of their available capital, which in turn may lower their risk-based capital adequacy ratio, depending on the solvency regime applicable at the time. In addition, under IFRS 17, certain parts of premium income from insurance contracts will be allocated over the coverage period in proportion to the value of expected coverage and other services that the insurer will provide over such period, rather than recognized at the time of receipt of premium payments, and the investment component of an insurance contract (which refers to amounts to be repaid to policyholders even if the insured event does not occur) will be disaggregated and excluded from premium income. Such changes to revenue recognition methodology will likely change the presentation of our reported revenue from our insurance operations in our financial statements. The IASB, in order to ease implementation, has proposed certain amendments to IFRS 17 in June 2019 and is expected to finalize such amendments by mid-2020.

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

•

implementation of new business strategies in preparation for IFRS 17, including adjusting the duration of interest-earning assets and interest-bearing liabilities and our asset-liability management policies within our insurance operations;

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

Other risks relating to our business

The ongoing global pandemic of COVID-19 and any possible recurrence of other types of widespread infectious diseases may adversely affect our business, financial condition or results of operations.

COVID-19, an infectious disease caused by severe acute respiratory syndrome coronavirus 2 that was first reported to have been transmitted to humans in late 2019 and has since spread globally over the course of 2020 to date, has materially and adversely affected the global economy and financial markets in recent months as well as disrupted our business operations. The World Health Organization declared the COVID-19 as a pandemic in March 2020.

Risks associated with a prolonged outbreak of COVID-19 or other types of widespread infectious diseases include:

•

an increase in defaults on loan payments from our customers that are particularly affected by the ongoing outbreak of the COVID-19 pandemic (such as those in the hotel, leisure and transportation industries, the retail and wholesale industries and the manufacturing industry), who may not be able to meet payment obligations, which may lead to an increase in delinquency ratios and a deterioration in asset quality;

•	depreciation of the Won against major foreign currencies, which in turn may increase our cost in servicing our foreign currency denominated debt and result in foreign exchange losses;

•

disruption in the normal operations of our business resulting from contraction of infectious diseases by our employees, which may necessitate our employees to be quarantined and/or our offices to be temporarily shut down;

•	disruption resulting from the necessity for social distancing, including, for example, temporary arrangements for employees to work remotely, which may lead to a reduction in labor productivity; and

•	impairments in the fair value of our investments in companies that may be adversely affected by the pandemic.

While the exact nature and magnitude of the impact of the COVID-19 pandemic on our business, financial condition and results of operations are continuing to be assessed by our management, we believe that the COVID-19 pandemic has had a negative impact on our results of operations, in particular with respect to our investment and securities business segment, for the three months ended March 31, 2020.

It is not possible to predict the duration or the full magnitude of the overall harm that may result from COVID-19 in the long term. In the event that COVID-19 or other types of widespread infectious diseases cannot be effectively and timely contained, our business, financial condition and results of operations will likely suffer.

Unfavorable changes in the global financial markets could adversely affect our results of operations and financial condition.

The overall prospects for the Korean and global economy remain uncertain. In recent years and in 2020, the global financial markets have experienced significant volatility as a result of, among other things:

•	the occurrence of severe health epidemics, such as the ongoing COVID-19 pandemic;

•	a deterioration in economic and trade relations between the United States and its major trading partners, including China;

•	increased uncertainties resulting from the United Kingdom’s exit from the European Union;

•	financial and social difficulties affecting many countries worldwide, in particular in Latin America and Europe;

•	escalations in trade protectionism globally and geopolitical tensions in East Asia and the Middle East;

•	the slowdown of economic growth in China and other major emerging market economies;

•	interest rate fluctuations as well as changes in policy rates by the U.S. Federal Reserve and other central banks; and

•	political and social instability in various countries in the Middle East, including Syria, Iraq and Yemen.

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

We seek to monitor and manage our risk exposure through a group-wide risk management platform, encompassing a multi-layered risk management governance structure, reporting and monitoring systems, early warning systems, credit risk management systems for our banking operations and other risk management infrastructure, using a variety of risk management strategies and techniques. See “Item 11. Quantitative and Qualitative Disclosures about Market Risk.” However, such risk management strategies and techniques employed by us and the judgments that accompany their application cannot anticipate the economic and financial outcome in all market environments, and many of our risk management strategies and techniques have a basis in historical market behavior that may limit the effectiveness of such strategies and techniques in times of significant market stress or other unforeseen circumstances. Furthermore, our risk management strategies may not be effective in a difficult or less liquid market environment, as other market participants may be attempting to use the same or similar strategies as us to deal with such market conditions. In such circumstances, it may be difficult for us to reduce our risk positions due to the activity of such other market participants.

Uncertainties regarding the possible discontinuation of the London Interbank Offered Rate, or LIBOR, or any other interest rate benchmark could have adverse consequences for market participants, including us.

In July 2017, the U.K. Financial Conduct Authority, or the FCA, which has regulatory authority with respect to LIBOR, announced that it does not intend to continue to encourage, or use its power to compel, panel banks to provide rate submissions for the determination of LIBOR beyond the end of 2021. It is possible that panel banks will continue to provide rate submissions, and that the ICE Benchmark Administration, the administrator of LIBOR, will continue to determine and announce LIBOR, on the current basis after 2021, if they are willing and able to do so. However, there is no guarantee that LIBOR will be determined and announced after 2021 on the current basis or at all.

Given the extensive use of LIBOR across financial markets, the transition away from LIBOR presents various risks and challenges to financial markets and institutions, including us, and in particular, Kookmin Bank, our banking subsidiary. As a commercial bank, Kookmin Bank uses various financial products that reference LIBOR, including, among others, commercial loans, deposits, debts and debentures, that mature after 2021. Kookmin Bank also enters into derivatives contracts in order to address the needs of its corporate clients to hedge their risk exposure as well as the need to hedge its own risk exposure that results from such client contracts. In February 2020, Kookmin Bank assembled a task force team in order to assess, identify, monitor and manage risks that may arise from the potential discontinuation of LIBOR.

If not sufficiently planned for, the discontinuation of LIBOR or any other interest rate benchmark could result in increased financial, operational, legal, reputational and/or compliance risks. For example, a significant challenge will be managing the impact of the LIBOR transition on the contractual mechanics of LIBOR-based financial instruments and contracts that mature after 2021. Certain of these instruments and contracts may not provide for alternative reference rates, and even if such instruments and contracts provide for alternative reference rates, such alternative reference rates are likely to differ from the prior benchmark rates and may require us to pay interest at higher rates on the related obligations, which could adversely impact our interest expense, results of operations and cash flows. While there are a number of international working groups focused on transition plans and the provision of fallback contract language that seek to minimize market disruption, replacement of LIBOR or any other benchmark with a new benchmark rate could adversely impact the value of and return on existing instruments and contracts. Moreover, replacement of LIBOR or other benchmark rates could result in market dislocations and have other adverse consequences for market participants, including the potential for increased costs, and litigation risks stemming from potential disputes with customers and counterparties regarding the interpretation and enforceability of fallback contract language in the LIBOR-based financial instruments and contracts.

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

A substantial portion of our loans is secured by real estate, the values of which have fluctuated significantly in recent years. Although it is our general policy to lend up to 39% to 85% of the appraised value of collateral (except in areas of high speculation designated by the government where we generally limit our lending to between 10% to 60% of the appraised value of collateral) and to periodically re-appraise our collateral, a downturn in the real estate market in Korea may result in declines in the value of the collateral securing our mortgage and home equity loans. If collateral values decline in the future, they may not be sufficient to cover uncollectible amounts in respect of our secured loans. Any future declines in the value of the real estate or other collateral securing our loans, or our inability to obtain additional collateral in the event of such declines, could result in a deterioration in our asset quality and may require us to take additional loan loss provisions.

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

As of December 31, 2019, we held debt securities issued by Korean companies and financial institutions (other than those issued by the Bank of Korea, the Korea Development Bank, Korea Housing Finance Corporation, Industrial Bank of Korea, the Export-Import Bank of Korea, the Korea Deposit Insurance Corporation, Korea Land & Housing Corporation and the Korea SMEs and Startups Agency, which are government-owned or -controlled enterprises or financial institutions) with a total carrying amount of ￦41,910 billion in our trading and investment securities portfolio. The market value of these securities could decline significantly due to various factors, including future increases in interest rates or a deterioration in the financial and economic condition of any particular issuer or of Korea in general. Any of these factors individually or a combination of these factors would require us to write down the fair value of these debt securities, resulting in impairment losses. Because the secondary market for corporate bonds in Korea is not fully developed, the market value of many of these securities as reflected on our statements of financial position is determined by references to suggested prices posted by Korean rating agencies or the Korea Financial Investment Association. These valuations, however, may differ significantly from the actual value that we could realize in the event we elect to sell these securities. As a result, we may not be able to realize the full book value at the time of any such sale of these securities and thus may incur losses.

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

If, at any time, the income from our guaranteed trust accounts is not sufficient to pay any guaranteed amount, we will have to cover the shortfall first from the special reserves maintained in these trust accounts, then from our fees from such trust accounts and finally from funds transferred from our general banking operations. As of December 31, 2019, we had ￦114 billion of special reserves in respect of trust accounts for which we provided guarantees of principal. There was no transfer from general banking operations to cover deficiencies in guaranteed trust accounts in 2017, 2018 and 2019. However, we may be required to make transfers from our general banking operations to cover shortfalls, if any, in our guaranteed trust accounts in the future. Such transfers may adversely impact our results of operations.

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

We meet a significant amount of our funding requirements through short-term funding sources, which consist primarily of customer deposits. As of December 31, 2019, approximately 96.0% of our deposits had maturities of one year or less or were payable on demand. In the past, a substantial proportion of our customer deposits have been rolled over upon maturity. We cannot guarantee, however, that depositors will continue to roll over their deposits in the future. In the event that a substantial number of our short-term deposit customers withdraw their funds or fail to roll over their deposits as higher-yielding investment opportunities emerge, our liquidity position could be adversely affected. We may also be required to seek more expensive sources of short-term and long-term funding to finance our operations. See “Item 5.B. Liquidity and Capital Resources—Financial Condition—Liquidity.”

We may be required to raise additional capital if our capital adequacy ratio deteriorates or the applicable capital requirements change in the future, but we may not be able to do so on favorable terms or at all.

Under the capital adequacy requirements of the Financial Services Commission, as of December 31, 2019, both we and Kookmin Bank, our banking subsidiary, were required to maintain a total minimum common equity Tier I capital adequacy ratio of 8.0%, Tier I capital adequacy ratio of 9.5% and combined Tier I and Tier II capital adequacy ratio of 11.5%, on a consolidated basis (including applicable additional capital buffers and requirements as described below). As of December 31, 2019, our common equity Tier I capital, Tier I capital and combined Tier I and Tier II capital adequacy ratios were 13.58%, 13.86% and 14.48%, respectively, and Kookmin Bank’s common equity Tier I capital, Tier I capital and combined Tier I and Tier II capital adequacy ratios were 14.37%, 14.68% and 15.85%, respectively, all of which exceeded the minimum levels required by the Financial Services Commission. However, our capital base and capital adequacy ratios may deteriorate in the future if our results of operations or financial condition deteriorates for any reason, including as a result of a deterioration in the asset quality of our retail loans (including credit card balances) and loans to small- and medium-sized enterprises, or if we are not able to deploy our funding into suitably low-risk assets.

The current capital adequacy requirements of the Financial Services Commission are derived from a new set of bank capital measures, referred to as Basel III, which the Basel Committee on Banking Supervision initially introduced in 2009 and began phasing in starting from 2013. Commencing in July 2013, the Financial Services Commission promulgated a series of amended regulations implementing Basel III, pursuant to which Korean banks and bank holding companies were required to maintain a minimum ratio of common equity Tier I capital (which principally includes equity capital, capital surplus and retained earnings) to risk-weighted assets of 3.5% and Tier I capital to risk-weighted assets of 4.5% from December 1, 2013, which minimum ratios were increased to 4.0% and 5.5%, respectively, from January 1, 2014 and increased further to 4.5% and 6.0%, respectively, from January 1, 2015. Such requirements are in addition to the pre-existing requirement for a minimum ratio of Tier I and Tier II capital (less any capital deductions) to risk-weighted assets of 8.0%, which remains unchanged. The amended regulations also require an additional capital conservation buffer of 2.5% in 2019 and 2020, as well as a potential counter-cyclical capital buffer of up to 2.5%, which is determined on a quarterly basis by the Financial Services Commission. Furthermore, we and Kookmin Bank were each designated as a domestic systemically important bank holding company and a domestic systemically important bank, respectively, for 2019 by the Financial Services Commission and were subject to an additional capital requirement of 1.0% in 2019. In June 2019, we and Kookmin Bank were each again designated as a domestic systemically important bank holding company and a domestic systemically important bank, respectively, for 2020, which would again subject us to an additional capital requirement of 1.0% in 2020. The implementation of Basel III in Korea may have a significant effect on the capital requirements of Korean financial institutions, including us. See “Item 4.B. Business Overview—Supervision and Regulation—Principal Regulations Applicable to Financial Holding Companies—Capital Adequacy” and “—Principal Regulations Applicable to Banks—Capital Adequacy.”

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

Interest rates in Korea have been subject to significant fluctuations in recent years. After the Bank of Korea reduced its policy rate to 1.50% in 2015 and again to 1.25% in June 2016 amid deflationary concerns and interest rate cuts by central banks around the world, it increased its policy rate to 1.50% in November 2017 and 1.75% in November 2018 in light of improved growth prospects in Korea and rising interest rate levels globally. However, the Bank of Korea again lowered its policy rate to 1.50% in July 2019 and to 1.25% in October 2019 in order to address the sluggishness of the global and domestic economy. Subsequently, in March 2020, the Bank of Korea further lowered its policy rate to 0.75% in response to deteriorating economic conditions resulting from the ongoing global outbreak of the COVID-19 pandemic. All else being equal, an increase in interest rates in the future could lead to a decline in the value of our portfolio of debt securities, which generally pay interest based on a fixed rate. A sustained increase in interest rates will also raise our funding costs, while reducing loan demand, especially among retail borrowers. Rising interest rates may therefore require us to re-balance our asset portfolio and our liabilities in order to minimize the risk of potential mismatches and maintain our profitability.

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

Pursuant to an amendment to the Corporate Income Tax Law of Korea which became effective in January 2018, the corporate income tax rate applicable to the portion of the tax base of companies that exceeds ￦300 billion has been raised from 24.2% to 27.5%, inclusive of local income surtax in each case. In addition, pursuant to an amendment to the Special Tax Treatment Control Law of Korea, or the STTCL, which became effective in January 2018, large corporations with net equity in excess of ￦50 billion, including us and certain of our subsidiaries, are subject to a 20% additional levy on the unused amount if a certain portion (i.e., 65% or 15%, depending on the taxation method) of their taxable income is not used for investments, wage increases or other certain expenditures as prescribed by the STTCL. Such changes in Korean income tax laws may result in an increase in our and our subsidiaries’ income tax expenses, which, depending on the magnitude of such increase, may have a material adverse effect on our results of operations.

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

Under the newly enacted Financial Consumer Protection Act, we, as a financial instrument distributor, will be subject to heightened investor protection measures, including stricter distribution guidelines, improved financial dispute resolution procedures, increased liability for customer losses and newly imposed penalty surcharges starting in March 2021.

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

Risks relating to Korea

Escalations in tensions with North Korea could have an adverse effect on us and the market value of our ADSs.

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

North Korea’s economy also faces severe challenges, which may further aggravate social and political pressures within North Korea. Although bilateral summit meetings were held between Korea and North Korea in April, May and September 2018 and between North Korea and the United States in June 2018, February 2019 and June 2019, there can be no assurance that the level of tensions affecting the Korean peninsula will not escalate in the future. Any increase in tensions, which may occur, for example, if North Korea experiences a leadership crisis, high-level contacts between Korea and North Korea or between the United States and North Korea break down or military hostilities occur, could have a material adverse effect on the Korean economy and on our business, financial condition and results of operations and the market value of our common stock and American depositary shares, or ADSs.

Unfavorable financial and economic developments in Korea may have an adverse effect on us.

We are incorporated in Korea, and substantially all of our operations are located in Korea. As a result, we are subject to political, economic, legal and regulatory risks specific to Korea, and our performance and successful fulfillment of our operational strategies are dependent to a large extent on the overall Korean economy. The economic indicators in Korea in recent years have shown mixed signs, and in early 2020, the overall Korean economy has shown signs of deterioration due to the debilitating effects of the ongoing global outbreak of the COVID-19 pandemic on the Korean economy as well as on the economies of Korea’s major trading partners. See “Other risks relating to our business—The ongoing global pandemic of COVID-19 and any possible recurrence of other types of widespread infectious diseases may adversely affect our business, financial condition or results of operations.” As a result, future growth of the Korean economy is subject to many factors beyond our control, including developments in the global economy.

In recent years and in 2020, adverse conditions and volatility in the worldwide financial markets, fluctuations in oil and commodity prices and the increasing weakness of the global economy have contributed to the uncertainty of global economic prospects in general and have adversely affected, and may continue to adversely affect, the Korean economy. See “Other risks relating to our business—Unfavorable changes in the global financial markets could adversely affect our results of operations and financial condition.” The value of the Won relative to major foreign currencies has also fluctuated significantly and, as a result of deteriorating global and Korean economic conditions, there recently has been significant volatility in the stock prices of Korean companies. Further declines in the Korea Composite Stock Price Index, or the KOSPI, and large amounts of sales of Korean securities by foreign investors and subsequent repatriation of the proceeds of such sales may adversely affect the value of the Won, the foreign currency reserves held by financial institutions in Korea, and the ability of Korean companies to raise capital. Any future deterioration of the Korean or global economy could adversely affect our business, financial condition and results of operations.

Developments that could have an adverse impact on Korea’s economy include:

•	declines in consumer confidence and a slowdown in consumer spending in the Korean or global economy;

•

the occurrence of severe health pandemics, such as the ongoing global outbreak of the COVID-19 pandemic, or other severe health epidemics in Korea or other parts of the world, such as the Middle East Respiratory Syndrome outbreak in Korea in 2015;

•

deterioration in economic or diplomatic relations between Korea and its trading partners or allies, including deterioration resulting from territorial or trade disputes or disagreements in foreign policy, in particular the ongoing trade disputes with Japan;

•

adverse conditions or developments in the economies of countries and regions that are important export markets for Korea, such as the United States, Europe, Japan and China, or in emerging market economies in Asia or elsewhere, including as a result of deteriorating economic and trade relations between the United States and China and increased uncertainties resulting from the United Kingdom’s exit from the European Union;

•

adverse changes or volatility in foreign currency reserve levels, commodity prices (including oil prices), exchange rates (including fluctuation of the U.S. dollar, Euro or Japanese Yen exchange rates or revaluation of the Chinese Renminbi), interest rates, inflation rates or stock markets;

•	increased sovereign default risks in select countries and the resulting adverse effects on the global financial markets;

•	a continuing rise in the level of household debt and increasing delinquencies and credit defaults by retail and small- and medium-sized enterprise borrowers in Korea;

•

a deterioration in the financial condition or performance of small- and medium-sized enterprises and other companies in Korea due to the Korean government’s policies to increase minimum wages and limit working hours of employees;

•	investigations of large Korean business groups and their senior management for possible misconduct;

•	social and labor unrest;

•	substantial decreases in the market prices of Korean real estate;

•

a decrease in tax revenues or a substantial increase in the Korean government’s expenditures for fiscal stimulus measures, unemployment compensation and other economic and social programs that, together, would lead to an increased government budget deficit;

•	financial problems or lack of progress in the restructuring of chaebols, other large troubled companies, their suppliers or the financial sector;

•	loss of investor confidence arising from corporate accounting irregularities or corporate governance issues at certain chaebols;

•	increases in social expenditures to support an aging population in Korea or decreases in economic productivity due to the declining population size in Korea;

•	the economic impact of any pending or future free trade agreements or of any changes to existing free trade agreements;

•	geo-political uncertainty and the risk of further attacks by terrorist groups around the world;

•	natural or man-made disasters that have a significant adverse economic or other impact on Korea or its major trading partners;

•	political uncertainty or increasing strife among or within political parties in Korea;

•

hostilities or political or social tensions involving oil-producing countries in the Middle East (including a potential escalation of hostilities between the United States and Iran) and Northern Africa and any material disruption in the supply of oil or sudden increase in the price of oil;

•	increased reliance on exports to service foreign currency debts, which could cause friction with Korea’s trading partners;

•	political or social tensions involving Russia and any resulting adverse effects on the supply of oil or the global financial markets;

•	an increase in the level of tensions or an outbreak of hostilities between North Korea and Korea or the United States; and

•	changes in financial regulations in Korea.

Labor unrest in Korea may adversely affect our operations.

Economic difficulties in Korea or increases in corporate reorganizations and bankruptcies could result in layoffs and higher unemployment. Such developments could lead to social unrest and substantially increase government expenditures for unemployment compensation and other costs for social programs. According to statistics from the Korea National Statistical Office, the unemployment rate increased from 3.7% in 2017 to 3.8% in 2018 and remained at 3.8% in 2019. Further increases in unemployment and any resulting labor unrest in the future could adversely affect our operations, as well as the operations of many of our customers and their ability to repay their loans, and could adversely affect the financial condition of Korean companies in general, depressing the price of their securities. These developments would likely have an adverse effect on our financial condition and results of operations.

Risks relating to our common stock and ADSs

We or our major stockholders may sell shares of our common stock or ADSs in the future, and these and other sales may adversely affect the market price of our common stock and ADSs and may dilute your investment and relative ownership in us.

We have no current plans for any public offerings of our common stock, ADSs or securities exchangeable for or convertible into such securities. However, it is possible that we may decide to offer or sell such securities in the future. In addition, our major stockholder, the Korean National Pension Service, held approximately 9.97% of our total issued common stock as of December 31, 2019, which it may sell at any time.

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

Our common stock is listed on the KRX KOSPI Market, which has a smaller market capitalization and is more volatile than the securities markets in the United States and many European countries. The market value of ADSs may fluctuate in response to the fluctuation of the trading price of shares of our common stock on the KRX KOSPI Market. The KRX KOSPI Market has experienced substantial fluctuations in the prices and volumes of sales of listed securities and the KRX KOSPI Market has prescribed a fixed range in which share prices are permitted to move on a daily basis. The KOSPI declined from 1,897.1 on December 31, 2007 to 938.8 on October 24, 2008. Due to the global outbreak of the COVID-19 pandemic, the KOSPI declined from 2,267.3 on January 22, 2020 to 1,457.6 on March 19, 2020, and on April 23, 2020, the KOSPI was 1,914.7. There is no guarantee that the stock prices of Korean companies will not decline again in the future. Like other securities markets, including those in developed markets, the Korean securities market has experienced problems including market manipulation, insider trading and settlement failures. The recurrence of these or similar problems could have a material adverse effect on the market price and liquidity of the securities of Korean companies, including our common stock and ADSs, in both the domestic and the international markets.

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

Business

We are one of the largest financial holding companies in Korea, in terms of consolidated total assets, and our operations include Kookmin Bank, one of the leading commercial banks in Korea. Our subsidiaries collectively engage in a broad range of businesses, including commercial banking, credit cards, asset management, non-life and life insurance, capital markets activities and international banking and finance. As of December 31, 2019, we had consolidated total assets of ￦519 trillion, consolidated total deposits of ￦306 trillion and consolidated total equity of ￦39 trillion.

As part of our commercial banking activities, we provide credit and related financial services to individuals and small- and medium-sized enterprises and, to a lesser extent, to large corporate customers. We also provide a full range of deposit products and related services to both individuals and enterprises of all sizes. We provide these services predominantly through Kookmin Bank.

By their nature, our core consumer and small- and medium-sized enterprise operations place a high premium on customer access and convenience. Our combined banking network of 1,051 branches as of December 31, 2019, one of the most extensive in Korea, provides a solid foundation for our business and is a major source of our competitive strength. This network provides us with a large, stable and cost effective funding source, enables us to provide our customers convenient access and gives us the ability to provide the customer attention and service essential to conducting our business, particularly in an increasingly competitive environment. Our branch network is further enhanced by automated banking machines and fixed-line, smartphone and Internet banking. As of December 31, 2019, we had a customer base of approximately 34.8 million retail customers, which represented over one-half of the Korean population.

The following table sets forth the principal components of our lending business as of the dates indicated. As of December 31, 2019, retail loans and credit card loans and receivables accounted for 54.1% of our total loan portfolio:

	As of December 31,
	2017			2018			2019
	(in billions of Won, except percentages)
Retail
Mortgage and home equity(1)	￦	97,253	33.3%	￦	102,607	31.9%	￦	106,711	31.2%
Other consumer(2)		48,897	16.7		56,200	17.5		59,596	17.4

Total retail		146,150	50.0		158,807	49.4		166,307	48.6

Credit card		15,205	5.2		17,354	5.4		18,648	5.5
Corporate		127,381	43.6		140,701	43.7		149,152	43.6
Foreign		3,497	1.2		4,949	1.5		7,985	2.3

Total loans	￦	292,233	100.0%	￦	321,811	100.0%	￦	342,092	100.0%

(1)	Includes ￦699 billion, ￦6,072 billion and ￦6,266 billion of overdraft loans secured by real estate in connection with home equity loans as of December 31, 2017, 2018 and 2019, respectively.
(2)	Includes ￦7,791 billion, ￦9,361 billion and ￦9,472 billion of overdraft loans as of December 31, 2017, 2018 and 2019, respectively.

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

Strengthening internal risk management capabilities

We believe that ensuring strong asset quality through effective credit risk management is critical to maintaining stable growth and profitability and risk management will continue to be one of our key focus areas. One of our highest priorities is to improve our asset quality and more effectively price our lending products to take into account inherent credit risk in our portfolio. Our goal is to maintain the soundness of our credit portfolio, profitability and capital base. To this end, we intend to continue to strengthen our internal risk management capabilities by tightening our underwriting and management policies and improving our internal compliance policies. To accomplish this objective, we have undertaken the following initiatives:

•

Strengthening underwriting procedures with advanced credit scoring techniques. We have centralized our credit management operations into our Credit Management and Analysis Group. Through such centralization, we aim to enhance our credit management expertise and improve our system of checks-and-balances with respect to our credit portfolio. We have also improved our ability to evaluate the credit of our small- and medium-sized enterprise customers through assigning experienced credit officers to our regional credit offices. We also require the same officer to evaluate, review and monitor the outstanding loans and other credits with respect to a customer, which we believe enhances the expertise and improves the efficiency and accountability of such officer, while enabling us to maintain a consistent credit policy. We have also, as a general matter, implemented enhanced credit analysis and scoring techniques, which we believe will enable us to make better-informed decisions about the credit we extend and improve our ability to respond more quickly to incipient credit problems. We are also focusing on enhancing our asset quality through improvement of our early monitoring systems and collection procedures.

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

Lending Activities

We offer various loan products that target different segments of the population, with features tailored to each segment’s financial profile and other characteristics. The following table sets forth the balances and the percentage of our total retail lending represented by the categories of our retail loans as of the dates indicated:

	As of December 31,
	2017			2018			2019
	(in billions of Won, except percentages)
Retail:
Mortgage and home equity loans	￦	97,253	66.5%	￦	102,607	64.6%	￦	106,711	64.2%
Other consumer loans(1)		48,897	33.5		56,200	35.4		59,596	35.8

Total	￦	146,150	100.0%	￦	158,807	100.0%	￦	166,307	100.0%

(1)	Excludes credit card loans, but includes overdraft loans.

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

For secured loans, including mortgage and home equity loans, our policy is to lend up to 100% of the adjusted collateral value (except in areas of high speculation designated by the government where we generally limit our lending to between 10% to 60% of the appraised value of collateral) minus the value of any lien or other security interests that are prior to our security interest. In calculating the adjusted collateral value for real estate, we use the appraisal value of the collateral multiplied by a factor, generally between 39% to 85% (10% to 70% in the case of mortgage and home equity loans). This factor varies depending upon the location and use of the real estate and is established in part by taking into account court-supervised auction prices for nearby properties.

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

Mortgage and Home Equity Lending

The housing finance market in Korea is divided into public sector and private sector lending. In the public sector, two government entities, the National Housing and Urban Fund and the National Agricultural Cooperative Federation, are responsible for most of the mortgage lending.

Private sector mortgage and home equity lending in Korea has expanded substantially in recent years. We provide customers with a number of mortgage and home equity loan products that have flexible features, including terms, repayment schedules, amounts and eligibility for loans, and we offer interest rates on a commercial basis. The maximum term of mortgage loans is 35 years and the majority of our mortgage loans have long-term maturities, which may be renewed. Non-amortizing home equity loans have a maturity of one to five years and home equity loans subject to amortization of principal may have a maximum term of up to 35 years. As of December 31, 2019, we had ￦26,673 billion of amortizing home equity loans, representing 93.2% of our total home equity loans, and ￦1,938 billion of non-amortizing home equity loans, representing 6.8% of our total home equity loans. Any customer is eligible for a mortgage or an individual home equity loan regardless of whether it participates in one of our housing related savings programs and so long as that customer is not barred by regulation from obtaining a loan because of bad credit history. However, customers with whom we frequently transact business and provide us with significant revenue receive preferential interest rates on loans.

As of December 31, 2019, 57.8% of our mortgage loans were secured by residential property which is the subject of the loan, 23.9% of our mortgage loans were guaranteed by the Housing Finance Credit Guarantee Fund, a government housing-related entity, and the remaining 18.3% of our mortgage loans, contrary to general practices in the United States, were unsecured (although the use of proceeds from these loans is restricted to financing of home purchases and some of these loans are guaranteed by a third party). One reason that a relatively high percentage of our mortgage loans are unsecured is that we, along with other Korean banks, provide advance loans to borrowers for the down payment of new housing (particularly apartments) that is in the process of being built. Once construction is completed, which may take several years, these mortgage loans become secured by the new housing purchased by these borrowers. For the year ended December 31, 2019, the average initial loan-to-value ratio of our mortgage loans, which is a measure of the amount of loan exposure to the appraised value of the security collateralizing the loan, was approximately 50.0%. There are three reasons that our loan-to-value ratio is relatively lower (as is the case with other Korean banks) compared to similar ratios in other countries, such as the United States. The first reason is that housing prices are high in Korea relative to average income, so most people cannot afford to borrow an amount equal to the entire value of their collateral and make interest payments on such an amount. The second reason relates to the “jeonsae” system, through which people provide a key money deposit while residing in the property prior to its purchase. At the time of purchase, most people use the key money deposit as part of their payment and borrow the remaining amount from Korean banks, which results in a loan that will be for an amount smaller than the appraised value of the property for collateral and assessment purposes. The third reason is that Korean banks discount the appraised value of the borrower’s property for collateral and assessment purposes so that a portion of the appraised value is reserved in order to provide recourse to a renter who lives at the borrower’s property. This is in the event that the borrower’s property is seized by a creditor, and the renter is no longer able to reside at that property. See “Item 3.D. Risk Factors—Other risks relating to our business—A decline in the value of the collateral securing our loans and our inability to realize full collateral value may adversely affect our credit portfolio.”

The following table sets forth our unsecured and secured mortgage loans and home equity loans as of December 31, 2017, 2018 and 2019, based on their loan classification categories under IFRS and our internal credit ratings for loans (which are described in Note 4.2.4 of the notes to our consolidated financial statements):

	As of December 31, 2017
	Non-impaired												Impaired						Total
	Not Past Due										Past Due
	Grade 1		Grade 2		Grade 3		Grade 4		Grade 5				Past Due Up to 89 Days		Past Due 90 Days to 179 Days		Past Due 180 Days or More
											(in billions of Won)
Mortgage:
Secured(1)	￦	54,547	￦	6,645	￦	336	￦	76	￦	75	￦	426	￦	67	￦	23	￦	42	￦	62,237
Unsecured		1,800		88		2		2		1		5		1		1		3		1,903
Home Equity:
Secured		30,039		2,358		259		56		57		260		44		15		25		33,113
Unsecured		—		—		—		—		—		—		—		—		—		—

Total	￦	86,386	￦	9,091	￦	597	￦	134	￦	133	￦	691	￦	112	￦	39	￦	70	￦	97,253

	As of December 31, 2018(2)
	Stage 1										Stage 2		Stage 3		Total
	Grade 1		Grade 2		Grade 3		Grade 4		Grade 5
							(in billions of Won)
Mortgage:
Secured(1)	￦	59,162	￦	1,206	￦	32	￦	141	￦	1	￦	6,969	￦	138	￦	67,649
Unsecured		3,088		41		1		—		—		117		4		3,251
Home Equity:
Secured		27,708		711		76		5		2		3,020		98		31,620
Unsecured		60		22		5		—		—		—		—		87

Total	￦	90,018	￦	1,980	￦	114	￦	146	￦	3	￦	10,106	￦	240	￦	102,607

	As of December 31, 2019(2)
	Stage 1										Stage 2		Stage 3		Total
	Grade 1		Grade 2		Grade 3		Grade 4		Grade 5
							(in billions of Won)
Mortgage:
Secured(1)	￦	69,797	￦	930	￦	31	￦	2	￦	1	￦	5,180	￦	169	￦	76,110
Unsecured		1,930		19		1		—		—		36		4		1,990
Home Equity:
Secured		25,655		493		126		7		2		2,203		114		28,600
Unsecured		6		4		1		—		—		—		—		11

Total	￦	97,388	￦	1,446	￦	159	￦	9	￦	3	￦	7,419	￦	287	￦	106,711

(1)	Includes advance loans guaranteed by the Housing Finance Credit Guarantee Fund to borrowers for the down payment of new housing that is in the process of being built.
(2)	See “Item 5.A. Operating Results—Critical Accounting Policies—Impairment of Loans and Allowance for Loan Losses.”

Our home equity loan portfolio includes loans that are in a second lien position. In addition to the underwriting procedures we perform when we issue home equity loans in general, we perform additional underwriting procedures with respect to home equity loans secured by a second lien to assess and confirm the value and status of any loans secured by security interests on the collateral which would be prior to our security interest under the second lien home equity loan. Under regulations implemented by the Financial Supervisory Service, our home equity loans are subject to maximum loan-to-value ratios (i.e., the ratio of the aggregate principal amount of loans, including first and second lien loans, secured by a particular item of collateral to the appraised value of such collateral) of between 10% and 70%. As such, for home equity loans, we do not lend more than an amount equal to the adjusted collateral value (i.e., the collateral value as discounted by the required loan-to-value ratio) minus the value of any loans secured by security interests on the collateral that are prior to our security interest. Accordingly, in order to ascertain the value of loans secured by security interests on the collateral which would be prior to our security interest and to confirm the status of such loans, we perform additional underwriting procedures including a review of the relevant title and security interest registration documents and bank documents and certificates regarding such loans. In addition, for purposes of calculating debt-to-income ratios applicable to loans secured by certain types of housing under regulations implemented by the Financial Supervisory Service (see “—Supervision and Regulation—Principal Regulations Applicable to Banks—Regulations Relating to Retail Household Loans”), which we apply on a nationwide basis for our home equity loans, we perform additional adjustments in our debt-to-income ratio calculations with respect to second lien home equity loans to account for the value of loans secured by security interests on the collateral that are prior to our security interest.

Following the issuance of a home equity loan, we make use of the Korea Credit Information Services’ database of delinquent borrowers to generally monitor the compliance of our borrowers with their other loan obligations, including the compliance of our second lien borrowers with their first lien loans. If a borrower in Korea is past due on payments of interest or principal for more than three months on any of its outstanding loans to Korean financial institutions (including mortgage, home equity, other consumer and credit card loans), such borrower is registered on the Korea Credit Information Services’ database of delinquent borrowers, which we monitor on a daily basis. The information disclosed by such database, which includes the outstanding loan amount which is past due, the identity of the delinquent borrower and the name of the applicable lending institution for such loan, provides an early warning about such borrower to our loan officers at the branch level, who then closely monitor our outstanding loans to such delinquent borrower and take appropriate preventive and remedial measures (including requiring such borrower to provide additional collateral) as necessary. Upon the occurrence of a default in the first lien position, we treat the second lien home equity loan as part of our potential problem loans or non-performing loans. More specifically, upon learning of the occurrence of a default in the first lien position, we examine our second lien home equity loan to determine whether the loan should be re-classified as “precautionary,” “substandard” or “doubtful” according to the asset classification guidelines of the Financial Services Commission. Assuming that such second lien home equity loan is not delinquent, if the outstanding principal amount of the relevant first lien loan is less than ￦15 million, we classify the entire amount of the second lien home equity loan as “precautionary” and closely monitor it as a loan that may potentially become problematic. If the outstanding principal amount of the relevant first lien loan is ￦15 million or more or the borrower is undergoing, or preparing to undergo, foreclosure proceedings with respect to the underlying collateral, we classify the estimated recoverable amount of the second lien home equity loan as “substandard” and the rest of such loan amount as “doubtful.”

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

As of December 31, 2019, the Market Opportunity Rate was 1.53% for a three-month period, 1.52% for a six-month period and 1.51% for a twelve-month period.

As of December 31, 2019, 89.2% of our outstanding mortgage and home equity loans were priced based on a floating rate.

Other Consumer Loans

Other consumer loans are primarily unsecured. However, such loans may be secured by real estate, deposits or securities. As of December 31, 2019, approximately ￦33,527 billion, or 56.3% of our consumer loans (other than mortgage and home equity loans) were unsecured loans (although some of these loans were guaranteed by a third party). Overdraft loans are also classified as other consumer loans, are primarily unsecured and generally have an initial maturity of one year, which is typically extended automatically on an annual basis and may be extended up to a maximum of five years. The amount of overdraft loans as of December 31, 2019 was approximately ￦9,472 billion.

Pricing. The interest rates on our other consumer loans (including overdraft loans) are determined on the same basis as on our mortgage and home equity loans, except that, for unsecured loans, the borrower’s credit score as determined during our loan approval process is also taken into account. See “Item 11. Quantitative and Qualitative Disclosures about Market Risk—Credit Risk Management.”

As of December 31, 2019, 56.3% of our other consumer loans had interest rates that were not fixed but were variable in reference to our base rate, which is based on the Market Opportunity Rate.

Deposit-taking Activities

Due to our extensive nationwide network of branches, together with our long history of development and our resulting know-how and expertise, as of December 31, 2019, we had the largest number of retail customers and retail deposits among Korean commercial banks. The balance of our deposits from retail customers was ￦169,246 billion, ￦174,851 billion and ￦185,666 billion as of December 31, 2017, 2018 and 2019, respectively, which constituted 66.2%, 63.2% and 60.8%, respectively, of the balance of our total deposits.

We offer many deposit products that target different segments of our retail customer base, with features tailored to each segment’s financial profile, characteristics and needs, including:

•

Demand deposits, which either do not accrue interest or accrue interest at a lower rate than time deposits. Demand deposits allow the customer to deposit and withdraw funds at any time and, if they are interest bearing, accrue interest at a variable rate depending on the amount of deposit. Retail and corporate demand deposits constituted 41.2% of our total deposits as of December 31, 2019 and paid average interest of 0.30% for 2019.

•

Time deposits, which generally require the customer to maintain a deposit for a fixed term, during which the deposit accrues interest at a fixed rate or a variable rate based on the KOSPI, or to deposit specified amounts on an installment basis. If the amount of the deposit is withdrawn prior to the end of the fixed term, the customer will be paid a lower interest rate than that originally offered. The term for time deposits typically ranges from one month to three years, and the term for installment savings deposits ranges from six months to five years. Retail and corporate time deposits constituted 50.3% of our total deposits as of December 31, 2019 and paid average interest of 1.94% for 2019. Most installment savings deposits offer fixed interest rates.

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

We offer varying interest rates on our deposit products depending upon average funding costs, the rate of return on our interest-earning assets and the interest rates offered by other commercial banks.

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

In 2002, after significant research and planning, we launched private banking operations at Kookmin Bank’s headquarters. Shortly thereafter, we launched a comprehensive strategy with respect to customers with higher net worth, which included staffing appropriate representatives, marketing aggressively, establishing IT systems, selecting appropriate branch locations and readying such branches with the necessary facilities to service such customers. As of December 31, 2019, we operated 21 private banking centers through Kookmin Bank.

The Monetary Policy Board of the Bank of Korea, or the Monetary Policy Board, imposes a reserve requirement on Won currency deposits of commercial banks based generally on the type of deposit instrument. The reserve requirement is currently up to 7%. See “—Supervision and Regulation—Principal Regulations Applicable to Banks—Liquidity.”

The Depositor Protection Act provides for a deposit insurance system where the Korea Deposit Insurance Corporation guarantees to depositors the repayment of their eligible bank deposits. The deposit insurance system insures up to a total of ￦50 million per depositor per bank. See “—Supervision and Regulation—Principal Regulations Applicable to Banks—Deposit Insurance System.” We paid ￦401 billion of premium for 2019.

Credit Cards

Credit cards are another of our core retail products. We issue most of our credit cards under the “KB Kookmin Card” brand. Our credit card business is operated by our subsidiary, KB Kookmin Card Co., Ltd.

The following table sets forth certain data relating to our credit card operations, on a non-consolidated basis, as of the dates and for the periods indicated:

	As of and for the Year Ended December 31,
	2017		2018		2019
	(in billions of Won, except number of holders, accounts and percentages)
Number of credit cardholders (at year end) (thousands)
General accounts		9,217		9,772		10,265
Corporate accounts		502		564		615

Total		9,719		10,336		10,880

Number of merchants (at year end) (thousands)		2,499		2,575		2,659
Active ratio (at year end)(1)		90.0%		89.2%		91.0%
Credit card fees(2)
Merchant fees(3)	￦	1,816	￦	1,327	￦	1,239
Installment and cash advance fees		406		450		492
Annual membership fees		127		114		138
Other fees		807		922		987

Total	￦	3,156	￦	2,813	￦	2,856

Charge volume(4)
General purchase	￦	60,657	￦	70,622	￦	77,413
Installment purchase		15,553		17,493		19,222
Cash advance		8,885		9,331		9,265
Card loan(5)		5,736		6,098		6,654

Total	￦	90,831	￦	103,544	￦	112,554

Outstanding balance (at year end)
General purchase	￦	5,356	￦	6,417	￦	7,028
Installment purchase		4,090		4,772		5,107
Cash advance		1,240		1,257		1,208
Card loan(5)		4,552		4,942		5,345

Total	￦	15,238	￦	17,388	￦	18,688

Average outstanding balances
General purchase	￦	5,373	￦	6,145	￦	6,748
Installment purchase		3,777		4,449		4,905
Cash advance		1,186		1,230		1,210
Card loan(5)		4,560		4,917		5,107

Total	￦	14,896	￦	16,741	￦	17,970

Delinquency ratios (at year end)(6)
From 1 month to 3 months		0.62%		0.63%		0.56%
From 3 months to 6 months		0.63		0.63		0.55
Over 6 months		0.04		0.05		0.14

Total		1.29%		1.31%		1.25%

Non-performing loan ratio		0.66%		0.66%		0.66%
Write-offs (gross)	￦	401	￦	465	￦	506
Recoveries(7)		133		135		138

Net write-offs	￦	268	￦	330	￦	368

Gross write-off ratio(8)		2.69%		2.78%		2.82%
Net write-off ratio(9)		1.80%		1.97%		2.05%

(1)	The active ratio represents the ratio of accounts used at least once within the last six months to total accounts as of year-end.

(2)

Due to our adoption of IFRS 15 Revenue from Contracts with Customers, effective as of January 1, 2018, credit card fees for 2018 and 2019 exclude certain fees related to our services provided to cardholders. Figures for 2017 have not been restated to reflect such changes and may not be directly comparable.

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

(6)

Represents ratio of credit card balances overdue by one month or more to outstanding balance. In line with industry practice, we have restructured a portion of delinquent credit card account balances as loans. As of December 31, 2017, 2018 and 2019, these restructured loans amounted to ￦55 billion, ￦97 billion and ￦116 billion, respectively. Because these restructured loans are not treated as being delinquent at the time of conversion or for a period of time thereafter, our delinquency ratios may not fully reflect all delinquent amounts relating to our outstanding balances.

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

As of December 31, 2019, we had approximately 10.9 million credit cardholders. Of the credit cards outstanding, approximately 91.0% were active, meaning that they had been used at least once during the previous six months.

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

We issue debit cards and charge merchants commissions in the amount of approximately 1.0% of the amounts purchased using a debit card. We also issue “check cards,” which are similar to debit cards except that “check cards” are accepted by all merchants that accept credit cards, and charge merchants commissions that typically range from 0.5% to 1.5%. Much like debit cards, check card purchases are also debited directly from customers’ accounts with us.

Corporate Banking

We lend to and take deposits from small- and medium-sized enterprises and, to a lesser extent, large corporate customers. We had 311,465 small- and medium-sized enterprise borrowers and 1,875 large corporate borrowers for Won-currency loans as of December 31, 2019. For 2019, we received fee revenue from cash management services offered to corporate customers, which include “firm-banking” services such as inter-account transfers, transfers of funds from various branches and agencies of a company (such as insurance premium payments) to the account of the headquarters of such company and transfers of funds from various customers of a company to the main account of such company, in the amount of ￦138 billion. Of our branch network as of December 31, 2019, we had three branches that primarily handled large corporate banking.

The following table sets forth the balances and the percentage of our total corporate lending represented by our small- and medium-sized enterprise business loans and our large corporate business loans as of the dates indicated, estimated based on our internal classifications of corporate borrowers:

	As of December 31,
	2017			2018			2019
	(in billions of Won, except percentages)
Corporate:
Small- and medium-sized enterprise loans	￦	97,379	76.4%	￦	106,015	75.3%	￦	112,487	75.4%
Large corporate loans		30,002	23.6		34,686	24.7		36,665	24.6

Total	￦	127,381	100.0%	￦	140,701	100.0%	￦	149,152	100.0%

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

The total amount of deposits from our corporate customers amounted to ￦113,817 billion as of December 31, 2019, or 37.2% of our total deposits.

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

We use the term “small- and medium-sized enterprises” as defined in the Framework Act on Small and Medium Enterprises and related regulations. Under the Framework Act on Small and Medium Enterprises and related regulations, an enterprise must meet each of the following criteria in order to meet the definition of a small- and medium-sized enterprise: (i) total assets at the end of the immediately preceding fiscal year must be less than ￦500 billion, (ii) the average or annual sales revenue standards as prescribed by the Enforcement Decree of the Framework Act on Small and Medium Enterprises that are applicable to the enterprise’s primary business must be met and (iii) the standards of management independence as prescribed by the Enforcement Decree of the Framework Act on Small and Medium Enterprises must be met. However, pursuant to an amendment to the Framework Act on Small and Medium Enterprises, which will become effective in June 2020, an enterprise that qualifies as a small- and medium-sized enterprise pursuant to the above definition shall no longer be considered a small- and medium-sized enterprise if it is incorporated into, or is deemed to be incorporated into, a business group subject to certain disclosure requirements under the Monopoly Regulation and Fair Trade Act. Moreover, certified social enterprises (as defined in the Social Enterprise Promotion Act) and cooperatives and federations of cooperatives (each as defined in the Framework Act on Cooperatives and the Consumer Cooperatives Act) that satisfy the requirements prescribed by the Framework Act on Small and Medium Enterprises may also qualify as small- and medium-sized enterprises.

Lending Activities

Our principal loan products for our small- and medium-sized enterprise customers are working capital loans and facilities loans. Working capital loans are provided to finance working capital requirements and include notes discounted and trade financing. Facilities loans are provided to finance the purchase of equipment and the establishment of manufacturing assembly plants. As of December 31, 2019, working capital loans and facilities loans accounted for 47.5% and 52.5%, respectively, of our total small- and medium-sized enterprise loans. As of December 31, 2019, we had 311,465 small- and medium-sized enterprise customers on the lending side.

Loans to small- and medium-sized enterprises may be secured by real estate or deposits or may be unsecured. As of December 31, 2019, secured loans and guaranteed loans accounted for, in the aggregate, 86.3% of our small- and medium-sized enterprise loans. Among the secured loans, 96.0% were secured by real estate and 4.0% were secured by deposits or securities. Working capital loans generally have a maturity of one year, but may be extended for additional terms of up to one year in length for an aggregate term of five years. Facilities loans have a maximum maturity of 15 years.

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

Pricing

We establish the price for our corporate loan products based principally on transaction risk, our cost of funding and market considerations. Transaction risk is measured by such factors as the credit rating assigned to a particular borrower, the size of the borrower and the value and type of collateral. Our loans are priced based on the Market Opportunity Rate system, which is a periodic floating rate system that takes into account the current market interest rate. For the Market Opportunity Rate as of December 31, 2019, see “—Retail Banking—Lending Activities—Mortgage and Home Equity Lending—Pricing.”

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

Lending Activities

Our principal loan products for our large corporate customers are working capital loans and facilities loans. As of December 31, 2019, working capital loans and facilities loans accounted for 77.7% and 22.3%, respectively, of our total large corporate loans. We also offer mortgage loans to large corporate clients who build or sell single- or multi-family housing units, as described above under “—Small- and Medium-sized Enterprise Banking—Lending Activities.”

As of December 31, 2019, secured loans and guaranteed loans accounted for, in the aggregate, 29.8% of our large corporate loans. Among the secured loans, 71.7% were secured by real estate and 28.3% were secured by deposits or securities. Working capital loans generally have a maturity of one year, but may be extended for additional terms ranging from three months to one year in length for an aggregate term of five years. Facilities loans have a maximum maturity of 15 years.

In our unsecured lending to large corporate customers, a critical consideration in our policy regarding the extension of such unsecured loans is the borrower’s creditworthiness. We assign each borrower a credit rating based on the judgment of our experts or scores calculated using the appropriate credit rating system, taking into account both financial factors and non-financial factors (such as our perception of a borrower’s reliability, management and operational risk and risk relating to the borrower’s industry). The credit ratings, along with such factors, are key determinants in our lending to large corporate customers. Large corporate customers generally have higher credit ratings due to their higher repayment capability compared to other types of borrowers, such as small- and medium-sized enterprise borrowers. In addition, large corporate borrowers generally are affected to a lesser extent than small- and medium-sized enterprise borrowers by fluctuations in the Korean economy and also maintain more sophisticated financial records. As of December 31, 2019, 87.1% of our large corporate customers had credit ratings or BBB- or above according to the internal credit rating system of Kookmin Bank, compared to 77.1% of our small- and medium-sized enterprise customers. A credit rating of BBB- is assigned to customers whose ability to repay the principal and interest on their outstanding loans is determined by us to be generally satisfactory but nonetheless subject to adverse effects under unfavorable economic conditions or during downturns in the business environment. Based on our internal analysis of historical data, we believe that the probability of default for loans extended to large corporate customers with a credit rating of BBB- or above is between 0.00% and 2.26%.

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

As of December 31, 2019, in terms of our outstanding loan balance, 33.8% was extended to borrowers in the financial industry, 28.0% of our large corporate loans was extended to borrowers in the manufacturing industry, and 20.3% was extended to borrowers in the service industry.

Pricing

We determine pricing of our large corporate loans in the same way as we determine the pricing of our small- and medium-sized enterprise loans. See “—Small- and Medium-sized Enterprise Banking—Pricing” above. As of December 31, 2019, the Market Opportunity Rate, which is utilized in pricing loans offered by us, was the same for our large corporate loans as for our small- and medium-sized enterprise loans.

Capital Markets Activities and International Banking/Finance

Through our capital markets operations, we invest and trade in debt and equity securities and, to a lesser extent, engage in derivatives and asset securitization transactions and make call loans. We also provide investment banking and securities brokerage services.

Securities Investment and Trading

We invest in and trade securities for our own account in order to maintain adequate sources of liquidity and to generate interest and dividend income and capital gains. As of December 31, 2017, 2018 and 2019, our investment portfolio, which consists primarily of financial assets at amortized cost and financial assets at fair value through other comprehensive income (formerly referred to as held-to-maturity financial assets and available-for-sale financial assets, respectively) and our trading portfolio had a combined total carrying amount of ￦99,171 billion, ￦111,434 billion and ￦124,913 billion (including the investment and trading portfolios of our insurance operations) and represented 22.7%, 23.2% and 24.1% of our total assets, respectively.

Our trading and investment portfolios consist primarily of Korean treasury securities and debt securities issued by Korean government agencies, local governments or certain government-invested enterprises and debt securities issued by financial institutions. As of December 31, 2017, 2018 and 2019, we held debt securities with a total carrying amount of ￦82,989 billion, ￦107,192 billion and ￦119,627 billion, respectively, of which:

•	financial assets at amortized cost (or held-to-maturity debt securities) accounted for ￦18,492 billion, ￦23,663 billion and ￦25,348 billion, or 22.3%, 22.1% and 21.2%, respectively;

•

debt securities at fair value through other comprehensive income (or available-for-sale debt securities) accounted for ￦38,959 billion, ￦35,244 billion and ￦43,557 billion, or 46.9%, 32.9% and 36.4%, respectively; and

•	debt securities at fair value through profit or loss accounted for ￦25,538 billion, ￦48,285 billion and ￦50,722 billion, or 30.8%, 45.0% and 42.4%, respectively.

Of these amounts, debt securities issued by the Korean government and government agencies as of December 31, 2017, 2018 and 2019 amounted to:

•	￦5,448 billion, ￦5,090 billion and ￦5,396 billion, or 29.5%, 21.5% and 21.3%, respectively, of our financial assets at amortized cost (or held-to-maturity debt securities);

•

￦3,629 billion, ￦3,475 billion and ￦9,502 billion, or 9.3%, 9.9% and 21.8%, respectively, of our financial assets at fair value through other comprehensive income (or available-for-sale debt securities); and

•	￦6,233 billion, ￦7,923 billion and ￦6,569 billion, or 24.4%, 16.4% and 13.0%, respectively, of our debt securities at fair value through profit or loss.

From time to time we also purchase equity securities for our securities portfolios. Our equity securities consist primarily of marketable beneficiary certificates and equities listed on the KRX KOSPI Market, the KRX KOSDAQ Market or the KRX KONEX Market. As of December 31, 2017, 2018 and 2019:

•

equity securities at fair value through other comprehensive income (or available-for-sale equity securities) had a carrying amount of ￦9,157 billion, ￦2,370 billion and ￦2,504 billion, or 19.0%, 6.3% and 5.4%, respectively, of our securities at fair value through other comprehensive income (or available-for-sale securities) portfolio; and

•

equity securities at fair value through profit or loss had a carrying amount of ￦5,003 billion, ￦1,288 billion and ￦2,104 billion, or 15.5%, 2.6% and 4.0%, respectively, of our securities at fair value through profit or loss portfolio.

Our trading portfolio also includes derivative-linked securities, the underlying assets of which were linked to, among other things, interest rates, exchange rates, stock price indices or credit risks. As of December 31, 2017, 2018 and 2019, derivative-linked securities in our trading portfolio had a carrying amount of ￦1,613 billion, ￦3,517 billion and ￦3,624 billion, or 5.0%, 7.1% and 6.8% of our trading portfolio, respectively. See “—Derivatives Trading.”

The following tables show, as of the dates indicated, the unrealized gains and losses on financial assets at fair value through other comprehensive income (or available-for-sale financial assets) and financial assets at amortized cost (or held-to-maturity financial assets) within our investment portfolio, and the amortized cost and fair value of the portfolio by type of financial asset:

	As of December 31, 2017
	Amortized Cost		Gross Unrealized Gain		Gross Unrealized Loss		Fair Value
	(in billions of Won)
Available-for-sale financial assets:
Debt securities
Korean treasury securities and government agencies	￦	3,640	￦	7	￦	18	￦	3,629
Financial institutions(1)		21,001		13		68		20,946
Corporate(2)		10,593		36		58		10,571
Asset-backed securities(3)		2,408		2		8		2,402
Others		1,446		2		37		1,411

Subtotal		39,088		60		189		38,959
Equity securities		7,775		1,477		95		9,157

Total available-for-sale financial assets	￦	46,863	￦	1,537	￦	284	￦	48,116

Held-to-maturity financial assets:
Korean treasury securities and government agencies	￦	5,448	￦	—	￦	16	￦	5,432
Financial institutions(4)		2,475		15		—		2,490
Corporate(5)		6,219		—		4		6,215
Asset-backed securities(6)		4,306		—		3		4,303
Others		44		—		1		43

Total held-to-maturity financial assets	￦	18,492	￦	15	￦	24	￦	18,483

	As of December 31, 2018
	Amortized Cost(7)		Net Unrealized Gain and Loss(8)		Loss Allowance for Expected Credit Losses(9)		Fair Value
	(in billions of Won)
Financial assets at fair value through other comprehensive income:
Debt securities
Korean treasury securities and government agencies	￦	3,471	￦	4	￦	—	￦	3,475
Financial institutions(1)		20,102		7		1		20,108
Corporate(2)		10,488		56		3		10,541
Asset-backed securities(3)		1,096		4		—		1,100
Others		20		—		—		20

Subtotal		35,177		71		4		35,244
Equity securities		1,763		607		—		2,370

Total financial assets at fair value through other comprehensive income	￦	36,940	￦	678	￦	4	￦	37,614

Financial assets at amortized cost:
Korean treasury securities and government agencies	￦	5,090	￦	362	￦	—	￦	5,452
Financial institutions(4)		6,847		(50)		—		6,797
Corporate(5)		6,943		150		—		7,093
Asset-backed securities(6)		4,783		35		1		4,817
Total financial assets at amortized cost	￦	23,663	￦	497	￦	1	￦	24,159

	As of December 31, 2019
	Amortized Cost(7)		Net Unrealized Gain and Loss(8)		Loss Allowance for Expected Credit Losses(9)		Fair Value
	(in billions of Won)
Financial assets at fair value through other comprehensive income:
Debt securities
Korean treasury securities and government agencies	￦	9,538	￦	(35)	￦	1	￦	9,502
Financial institutions(1)		20,870		44		1		20,913
Corporate(2)		12,205		87		2		12,290
Asset-backed securities(3)		826		6		—		832
Others		20		—		—		20

Subtotal		43,459		102		4		43,557
Equity securities		1,991		513		—		2,504

Total financial assets at fair value through other comprehensive income	￦	45,450	￦	615	￦	4	￦	46,061

Financial assets at amortized cost:
Korean treasury securities and government agencies	￦	5,396	￦	650	￦	—	￦	6,046
Financial institutions(4)		8,157		26		—		8,183
Corporate(5)		7,537		504		—		8,041
Asset-backed securities(6)		4,258		46		1		4,303
Total financial assets at amortized cost	￦	25,348	￦	1,226	￦	1	￦	26,573

(1)

Includes debt securities issued by the Bank of Korea, the Korea Development Bank, Korea Housing Finance Corporation, Industrial Bank of Korea and the Export-Import Bank of Korea in the aggregate amount of ￦15,834 billion as of December 31, 2017, ￦15,795 billion as of December 31, 2018 and ￦16,040 billion as of December 31, 2019. These financial institutions are owned or controlled by the Korean government.

(2)

Includes debt securities issued by Korea Housing Finance Corporation, the Korea Deposit Insurance Corporation, Korea Land & Housing Corporation and the Korea SMEs and Startups Agency in the aggregate amount of ￦2,254 billion as of December 31, 2017, ￦1,857 billion as of December 31, 2018 and ￦2,536 billion as of December 31, 2019. These entities are owned or controlled by the Korean government.

(3)

Includes mortgage-backed securities issued by Korea Housing Finance Corporation, which have residential mortgage loans as underlying assets, in the amount of ￦2,277 billion as of December 31, 2017, ￦1,016 billion as of December 31, 2018 and ￦750 billion as of December 31, 2019. Korea Housing Finance Corporation is controlled by the Korean government.

(4)

Includes debt securities issued by the Bank of Korea, the Korea Development Bank, Industrial Bank of Korea and the Export-Import Bank of Korea in the aggregate amount of ￦1,055 billion as of December 31, 2017, ￦5,512 billion as of December 31, 2018 and ￦6,736 billion as of December 31, 2019. These financial institutions are owned or controlled by the Korean government.

(5)

Includes debt securities issued by Korea Housing Finance Corporation, the Korea Deposit Insurance Corporation, Korea Land & Housing Corporation and the Korea SMEs and Startups Agency in the aggregate amount of ￦1,616 billion as of December 31, 2017, ￦1,815 billion as of December 31, 2018 and ￦2,271 billion as of December 31, 2019. These entities are owned or controlled by the Korean government.

(6)

Includes mortgage-backed securities issued by Korea Housing Finance Corporation, which have residential mortgage loans as underlying assets, in the amount of ￦4,205 billion as of December 31, 2017, ￦4,681 billion as of December 31, 2018 and ￦4,156 billion as of December 31, 2019. Korea Housing Finance Corporation is controlled by the Korean government.

(7)	Gross carrying amount before adjusting for loss allowance for expected credit losses in accordance with IFRS 9.
(8)	Net unrealized gain and loss after adjusting for loss allowance for expected credit losses in accordance with IFRS 9.
(9)	Loss allowance for expected credit losses in accordance with IFRS 9.

Derivatives Trading

We engage in derivatives trading, including on behalf of our customers. Our trading volume increased from ￦324,786 billion in 2017 to ￦376,249 billion in 2018 and ￦449,590 billion in 2019. Our net trading revenue (expense) from derivatives for the year ended December 31, 2017, 2018 and 2019 was ￦906 billion, ￦(284) billion and ￦1,116 billion, respectively.

We provide and trade a range of derivatives products, including:

•	interest rate swaps and options, relating to interest rate risks;

•	cross-currency swaps, forwards and options relating to foreign exchange risks; and

•	stock price index options linked to the KOSPI index.

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

The following shows the estimated fair value of our derivatives as of December 31, 2017, 2018 and 2019:

	As of December 31,
	2017				2018				2019
	Estimated Fair Value Assets		Estimated Fair Value Liabilities		Estimated Fair Value Assets		Estimated Fair Value Liabilities		Estimated Fair Value Assets		Estimated Fair Value Liabilities
	(in billions of Won)
Foreign exchange derivatives(1)	￦	2,361	￦	2,036	￦	1,133	￦	1,090	￦	1,604	￦	1,482
Interest rate derivatives(1)		641		689		659		908		914		1,079
Equity derivatives		233		373		158		796		570		283
Credit derivatives		42		37		33		25		19		14
Commodity derivatives		4		—		2		3		3		—
Others(1)		29		8		41		79		81		149

Total	￦	3,310	￦	3,143	￦	2,026	￦	2,901	￦	3,191	￦	3,007

(1)	Includes those for trading purposes and hedging purposes.

The following table shows certain information related to our derivatives designated as fair value hedges for the years ended December 31, 2017, 2018 and 2019:

	Year Ended December 31,
	2017						2018						2019
	Derivatives		Effective Portion		Ineffective Portion		Derivatives		Effective Portion		Ineffective Portion		Derivatives		Effective Portion		Ineffective Portion
	(in billions of Won)
Foreign exchange derivatives(1)	￦	78	￦	(41)	￦	37	￦	(119)	￦	98	￦	(21)	￦	(74)	￦	61	￦	(13)
Interest rate derivatives		15		(15)		—		(41)		37		(4)		108		(105)		3
Other derivatives		—		—		—		—		—		—		—		—		—

Total	￦	93	￦	(56)	￦	37	￦	(160)	￦	135	￦	(25)	￦	34	￦	(44)	￦	(10)

The following table shows certain information related to our derivatives designated as cash flow hedges for the years ended December 31, 2017, 2018 and 2019:

	Year Ended December 31,
	2017						2018						2019
	Derivatives		Effective Portion		Ineffective Portion		Derivatives		Effective Portion		Ineffective Portion		Derivatives		Effective Portion		Ineffective Portion
	(in billions of Won)
Foreign exchange derivatives	￦	(133)	￦	(121)	￦	(12)	￦	(17)	￦	(19)	￦	2	￦	(39)	￦	(40)	￦	1
Interest rate derivatives		20		20		—		(6)		(6)		—		(26)		(25)		(1)

Total	￦	(113)	￦	(101)	￦	(12)	￦	(23)	￦	(25)	￦	2	￦	(65)	￦	(65)	￦	—

Asset Securitization Transactions

We are active in the Korean asset-backed securities market. Based on our diverse experience with respect to product development and management capabilities relating to asset securitization, we offer customers a wide range of financial products and participate in various asset securitization transactions, including through our subsidiary KB Securities, to reinforce our position as a leading financial services provider with respect to the asset securitization market. We were involved in asset securitization transactions with an initial aggregate issue amount of ￦9,724 billion in 2017, ￦7,791 billion in 2018 and ￦8,092 billion in 2019, a significant portion of which were public offerings of asset-backed securities.

Call Loans

We make call loans and borrow call money in the short-term money market. Call loans are defined as short-term lending among banks and financial institutions either in Won or in foreign currencies with maturities of 90 days or less. Typically, call loans have maturities of one day. As of December 31, 2019, we had made call loans of ￦3,118 billion and borrowed call money of ￦433 billion, compared to ￦4,064 billion and ￦1,081 billion, respectively, as of December 31, 2018 and ￦3,579 billion and ￦1,299 billion, respectively, as of December 31, 2017.

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

In 2019, we generated investment banking revenues of ￦620 billion, consisting of ￦99 billion of interest income, ￦460 billion of fee income and ￦61 billion of other income.

Securities Brokerage

We provide securities brokerage services through KB Securities. Our activities include provision of brokerage services to our retail and corporate customers relating to a wide range of investment products, including stocks, futures, options, equity- and derivative-linked securities and debt instruments, as well as provision of prime brokerage services to hedge funds. In addition, we offer self-directed brokerage services through KB Securities’ online and smartphone brokerage platforms.

As of December 31, 2019, KB Securities operated a brokerage network consisting of 112 branches and sub-branches in Korea. In 2019, KB Securities generated commission income of ￦255 billion through its securities brokerage activities.

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

The table below sets forth certain information regarding our foreign currency assets and borrowings:

	As of December 31,
	2017		2018		2019
	(in millions of US$)
Total foreign currency assets	US$	31,847	US$	33,213	US$	36,927
Foreign currency borrowings:
Debts		7,254		9,077		9,188
Debentures		3,459		4,228		4,626

Total borrowings	US$	10,713	US$	13,305	US$	13,814

The table below sets forth our overseas subsidiaries, branches and representative and liaison offices in operation as of December 31, 2019:

Business Unit(1)	Location
Subsidiaries
Kookmin Bank Cambodia PLC	Cambodia
Kookmin Bank (China) Ltd.	China
KBFG Securities America Inc.	United States
KB Securities Hong Kong Ltd.	Hong Kong
KB Securities Vietnam Joint Stock Company	Vietnam
KB Asset Management Singapore Pte. Ltd.	Singapore
KB Microfinance Myanmar Co., Ltd.	Myanmar
Leading Insurance Services, Inc.	United States
LIG Insurance (China) Co., Ltd.	China
PT. KB Insurance Indonesia	Indonesia
KB Daehan Specialized Bank Plc.	Cambodia

KB KOLAO Leasing Co., Ltd.	Laos
KBAM Shanghai Advisory Services Co., Ltd.	China
Branches
Kookmin Bank (China) Ltd., Beijing Branch	China
Kookmin Bank (China) Ltd., Guangzhou Branch	China
Kookmin Bank (China) Ltd., Harbin Branch	China
Kookmin Bank (China) Ltd., Shanghai Branch	China
Kookmin Bank (China) Ltd., Suzhou Branch	China
Kookmin Bank, Tokyo Branch	Japan
Kookmin Bank, Auckland Branch	New Zealand
Kookmin Bank, New York Branch	United States
Kookmin Bank, London Branch	United Kingdom
Kookmin Bank, Ho Chi Minh City Branch	Vietnam
Kookmin Bank, Hanoi Branch	Vietnam
Kookmin Bank, Hong Kong Branch	Hong Kong
Kookmin Bank, Gurugram Branch	India
Kookmin Bank Cambodia PLC, Toul Kork Branch	Cambodia
Kookmin Bank Cambodia PLC, Toul Tompong Branch	Cambodia
Kookmin Bank Cambodia PLC, Tuek Thla Branch	Cambodia
Kookmin Bank Cambodia PLC, Stueng Meanchey Branch	Cambodia
Kookmin Bank Cambodia PLC, Chbar Ampov Branch	Cambodia
KB Microfinance Myanmar Co., Ltd., Hlaingtharya Branch	Myanmar
KB Microfinance Myanmar Co., Ltd., Shwepyithar Branch	Myanmar
KB Microfinance Myanmar Co., Ltd., Thanlyin Branch	Myanmar
KB Microfinance Myanmar Co., Ltd., Pyinmana Branch	Myanmar
KB Microfinance Myanmar Co., Ltd., Twantay Branch	Myanmar
KB Microfinance Myanmar Co., Ltd., Magway Branch	Myanmar
KB Microfinance Myanmar Co., Ltd., Thaketa Branch	Myanmar
KB Microfinance Myanmar Co., Ltd., Chanmyatharzi Branch	Myanmar
KB Microfinance Myanmar Co., Ltd., Pakkokku Branch	Myanmar
KB Microfinance Myanmar Co., Ltd., Lewe Branch	Myanmar
KB Microfinance Myanmar Co., Ltd., Kyaukse Branch	Myanmar
KB Microfinance Myanmar Co., Ltd., Tatkon Branch	Myanmar
KB Microfinance Myanmar Co., Ltd., Salin Branch	Myanmar
KB Microfinance Myanmar Co., Ltd., Singu Branch	Myanmar
KB Microfinance Myanmar Co., Ltd., Monywa Branch	Myanmar
KB Microfinance Myanmar Co., Ltd., Shwebo Branch	Myanmar
KB Securities Vietnam Joint Stock Company, Hanoi Branch	Vietnam
KB Securities Vietnam Joint Stock Company, Ho Chi Minh City Branch	Vietnam
KB Securities Vietnam Joint Stock Company, Saigon Branch	Vietnam
Kookmin Best Insurance Co., Ltd. U.S. Branch	United States
LIG Insurance (China) Co., Ltd., Guangzhou Branch	China
PT. KB Insurance Indonesia Kebon Jeruk Branch	Indonesia
PT. KB Insurance Indonesia Jayakarta Branch	Indonesia
Representative and Liaison Offices
Kookmin Bank, Yangon Representative Office	Myanmar
KB Securities Shanghai Representative Office	China
KB Kookmin Card, Yangon Representative Office	Myanmar
KB Insurance, Los Angeles Liaison Office	United States
KB Insurance, Hanoi Liaison Office	Vietnam
KB Insurance, Ho Chi Minh City Liaison Office	Vietnam
KB Asset Management, Ho Chi Minh City Representative Office	Vietnam

(1)	Does not include subsidiaries and branches in liquidation or dissolution.

Trustee and Custodian Services Relating to Investment Trusts and Other Functions

We act as a trustee for 105 financial investment companies with a collective investment license, which invest in investment assets using funds raised by the sale of beneficiary certificates of investment trusts to investors. We also act as custodian for 185 financial institutions and as fund administrator for 112 financial institutions with respect to various investments, as well as acting as settlement agent in connection with such services. We receive a fee for acting in these capacities and generally perform the following functions:

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

For the year ended December 31, 2019, our fee income from our trustee and custodian services was ￦32 billion and revenue collected as a result of administration of the underlying investments was ￦11 billion.

Other Businesses

Trust Account Management Services

Money Trust Management Services

We provide trust account management services for both specified money trusts and unspecified money trusts. We receive fees for our trust account management services consisting of basic fees that are based upon a percentage of either the net asset value of the assets or the principal under management and, for certain types of trust account operations, performance fees that are based upon the performance of the trust account operations. In 2019, our basic money trust fees ranged from 0.1% to 2.0% of total assets under management depending on the type of trust account. We also charge performance fees with respect to certain types of trust account products. We receive penalty payments when customers terminate their trust accounts prior to the original contract maturity.

We currently provide trust account management services for 20 types of money trusts. The maturities of the money trusts we manage vary by the type of the trust. Approximately 3.9% of our money trusts also provide periodic payments of dividends which are added to the assets held in such trusts and not distributed.

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

As of December 31, 2019, the total balance of our money trusts was ￦49,065 billion (as calculated in accordance with Statement of Korea Accounting Standard No. 5004, Trust Accounts, and the Enforcement Regulations of Financial Investment Services under the Financial Investment Services and Capital Markets Act, which we refer to as an “SKAS basis”). As for unspecified money trust accounts, we have investment discretion over all money trusts, which are pooled and managed jointly for each type of trust account. Specified money trust accounts are established on behalf of individual customers who direct our investment of trust assets.

The following table shows the balances of our money trusts by type as of the dates indicated. Under IFRS, we consolidate trust accounts for which we guarantee both the repayment of the principal amount and a fixed rate of interest as well as trust accounts for which we guarantee only the repayment of the principal amount.

	As of December 31,
	2017		2018		2019
	(in billions of Won)
Principal and interest guaranteed trusts(1)	￦	0.1	￦	0.1	￦	0.1
Principal guaranteed trusts(1)		3,694		3,783		3,875
Performance trusts(1)(2)		35,060		43,629		45,190

Total	￦	38,754	￦	47,412	￦	49,065

(1)	Calculated on an SKAS basis.
(2)	Trusts which are primarily non-guaranteed.

The balance of our money trusts increased 26.6% between December 31, 2017 and December 31, 2019. As of December 31, 2019, the trust assets we managed consisted principally of securities investments and loans from the trust accounts. As of December 31, 2019, on an SKAS basis, our trust accounts had invested in securities in the aggregate amount of ￦24,171 billion, of which ￦19,129 billion was debt securities and derivative-linked securities. Securities investments consist of government-related debt securities, corporate debt securities, including bonds and commercial paper, equity securities, derivative-linked securities and other securities. Loans made by our trust account operations are similar in type to the loans made by our bank account operations. As of December 31, 2019, on an SKAS basis, our trust accounts had made loans in the principal amount of ￦203 billion (excluding loans from the trust accounts to our banking accounts of ￦1,364 billion), which accounted for 0.4% of our money trust assets. Loans by our money trusts are subject to the same credit approval process as loans from our banking accounts. As of December 31, 2019, substantially all loans from our money trust accounts were collateralized or guaranteed.

Our money trust accounts also invest, to a lesser extent, in equity securities, including beneficiary certificates issued by financial investment companies with a collective investment license. On an SKAS basis, as of December 31, 2019, equity securities in our money trust accounts amounted to ￦5,042 billion, which accounted for 10.0% of our total money trust assets. Of this amount, ￦4,904 billion was from specified money trusts and ￦138 billion was from unspecified money trusts.

We continue to offer pension-type money trusts that provide a guarantee of the principal amount of the investment. On an SKAS basis, as of December 31, 2019, the balance of the money trusts for which we guaranteed the principal was ￦3,865 billion.

If the income from a money trust for which we provide a guarantee is less than the amount of the payments we have guaranteed, we will need to pay the amount of the shortfall with funds from special reserves maintained with respect to trust accounts followed by basic fees from that money trust and funds from our general banking operations. In 2017, 2018 and 2019, we made no payment from our banking accounts to cover shortfalls in our guaranteed trusts. On an SKAS basis, we derived trust fees with regard to trust account management services (including those fees related to property trust management services) of ￦293 billion in 2017, ￦278 billion in 2018 and ￦294 billion in 2019.

Property Trust Management Services

We also offer property trust management services, where we manage non-monetary assets in return for a fee. Non-monetary assets include mostly securities, but can also include other liquid receivables and real estate. Under these arrangements, we render custodial services for the property in question and collect fee income in return.

In 2019, our basic property trust fees ranged from 0.001% to 0.3% of total assets under management depending on the type of trust accounts. On an SKAS basis, as of December 31, 2019, the aggregate balance of our property trusts was ￦5,846 billion, compared to ￦3,506 billion as of December 31, 2018 and ￦7,769 billion as of December 31, 2017.

Under IFRS, the property trusts are not consolidated within our financial statements.

Investment Trust Management

Through KB Asset Management and KB Securities, we offer investment trust products to customers and manage the funds invested by them in investment trusts. As of December 31, 2019, KB Asset Management and KB Securities had an aggregate of ￦52,275 billion of investment trust assets under management.

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

The following table sets forth certain information regarding the operations of KB Insurance, on a standalone basis, as of the dates or for the periods indicated:

	As of or for the Year Ended December 31,
	2017		2018		2019
	(in billions of Won, except as otherwise indicated)
Total policies in force (in thousands)		14,427		15,191		16,110
Number of new policies sold (in thousands)		8,965		9,373		9,881
Gross direct written premiums(1)	￦	9,724	￦	9,850	￦	10,273
Long-term insurance		6,298		6,509		6,750
Automobile insurance		2,098		2,035		2,207
General property and casualty insurance		917		932		983
Other		411		375		333
Net earned premiums(2)	￦	8,795	￦	8,944	￦	9,191
Loss ratio(3)		82.15%		84.06%		85.98%
Risk-based capital adequacy ratio(4)		190.31%		187.09%		188.46%

(1)	The amount of direct written premiums recognized in a specified period in respect of policies in force during such period, on a standalone basis.
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

As of December 31, 2019, KB Insurance had ￦28,984 billion of general account investment assets on a standalone basis, of which domestic debt securities, loans, beneficiary certificates, domestic equity securities and overseas securities accounted for 36.9%, 23.8%, 15.8%, 0.6% and 14.6%, respectively.

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

KB Life Insurance generated gross premiums (not including separate account premiums) of ￦971 billion in 2017, ￦877 billion in 2018 and ￦887 billion in 2019 on a standalone basis. As of December 31, 2019, KB Life Insurance had ￦7,723 billion of general account investment assets on a standalone basis, of which domestic debt securities, beneficiary certificates, loans, domestic equity securities and overseas securities accounted for 56.2%, 18.5%, 12.5%, 1.2% and 8.1%, respectively. As of such date, KB Life Insurance’s risk-based capital adequacy ratio was 214.43%.

For further information regarding our insurance-related assets and liabilities, see Note 37 of the notes to our consolidated financial statements included elsewhere in this annual report.

Most recently, in April 2020, we entered into a share purchase agreement to acquire all of the outstanding shares of The Prudential Life Insurance Company of Korea, Ltd., or Prudential Life Insurance, a provider of life insurance services in Korea, from Prudential Financial, Inc. for ￦2,265 billion, which amount is subject to change pending closing. The completion of such acquisition is subject to regulatory approvals and other closing conditions. We expect to strengthen our life insurance operations through the acquisition of Prudential Life Insurance, which we believe will enable us to become one of the leading life insurance providers in Korea.

Bancassurance

Through the bancassurance operations of Kookmin Bank, we offer insurance products of other institutions to retail customers in Korea. We currently market a wide range of bancassurance products and seek to generate additional fee-based revenues by expanding our offering of these products.

Currently, our bancassurance business has alliances with 22 life insurance companies (including our subsidiary, KB Life Insurance) and ten non-life insurance companies (including our subsidiary, KB Insurance) and offers 107 different products through our branch network. These products are composed of 73 types of life insurance policies, such as annuities, savings insurance and variable life insurance, and 34 types of non-life insurance products. In 2019, our commission income from our bancassurance business amounted to ￦66.3 billion.

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

Management of the National Housing and Urban Fund

The National Housing and Urban Fund is a government fund that provides financial support to low-income households in Korea by providing mortgage financing and construction loans for projects to build small-sized housing. The operations of the National Housing and Urban Fund include providing and managing National Housing and Urban Fund loans, issuing National Housing and Urban Fund bonds and collecting subscription savings deposits.

In February 2013, the Ministry of Land, Infrastructure and Transport (formerly the Ministry of Land, Transport and Maritime Affairs) designated us as one of the managers of the National Housing and Urban Fund. In 2019, we received total fees of ￦32 billion for managing the National Housing and Urban Fund, compared to ￦33 billion in 2018 and ￦32 billion in 2017.

The financial accounting for the National Housing and Urban Fund is entirely separate from our financial accounting, and the non-performing loans and loan losses of the National Housing and Urban Fund, in general, do not impact our financial condition. Regulations and guidelines for managing the National Housing and Urban Fund are issued by the Minister of Land, Infrastructure and Transport pursuant to the Housing Act.

Distribution Channels

Banking Branch Network

As of December 31, 2019, Kookmin Bank operated a network of 1,051 branches and sub-branches in Korea, which was one of the largest branch networks among Korean commercial banks. An extensive branch network is important to attracting and maintaining retail customers, who use branches extensively and value convenience. We believe that our extensive branch network in Korea and retail customer base provide us with a source of stable and relatively low cost funding. Approximately 35.8% of our branches and sub-branches are located in Seoul, and approximately 23.4% of our branches are located in the six next largest cities. The following table presents the geographical distribution of our branch network in Korea as of December 31, 2019:

Area	Number of Branches	Percentage
Seoul	376	35.8%
Six largest cities (other than Seoul)	246	23.4
Other	429	40.8

Total	1,051	100.0%

In addition, we have continued to implement the specialization of our branch functions. Of our branch network as of December 31, 2019, we had three branches that primarily handled large corporate banking.

In order to support our branch network, we have established an extensive network of ATMs, which are located in branches and in unmanned outlets known as “autobanks.” As of December 31, 2019, we had 6,777 ATMs.

We have actively promoted the use of these distribution outlets in order to provide convenient service to customers, as well as to maximize the marketing and sales functions at the branch level, reduce employee costs and improve profitability. The aggregate number of transactions conducted using our ATMs amounted to approximately 460 million in 2017, 417 million in 2018 and 372 million in 2019.

Other Banking Channels

The following table sets forth information, for the periods indicated, on the number of users and transactions of the other banking channels for our retail and corporate banking customers, which are discussed below:

	For the Year Ended December 31,
	2017	2018	2019
Internet banking:
Number of users(1)	22,288,850	23,281,390	24,165,164
Number of transactions (thousands)(2)	5,427,142	5,471,484	8,426,630
Phone banking:
Number of users(3)	5,020,272	5,046,634	5,063,703
Number of transactions (thousands)(2)	119,059	104,163	93,112
Smartphone banking:
Number of users(4)	13,533,359	14,645,787	15,501,894
Number of transactions (thousands)(2)	6,192,633	7,142,958	9,009,727

(1)	Number of users is defined as the total cumulative number of retail and corporate customers who have registered through our branch offices to use our Internet banking services.
(2)	Number of transactions includes balance and transaction inquiries, fund transfers and other transactions.
(3)	Number of users is defined as the total cumulative number of retail and corporate customers who have registered through our branch offices to use our phone banking services.
(4)	Number of users is defined as the total cumulative number of retail customers who have registered through our branch offices, or the customers’ smartphones, to use our smartphone banking services.

Internet Banking

Our goal is to consolidate our position as a market leader in online banking. Our Internet banking services currently include:

•	basic banking services, including fund transfers, balance and transaction inquiries, pre-set automatic transfers, product inquiries, online bill and tax payments and foreign exchange services;

•	investment services, including opening deposit accounts and investing in funds;

•	processing of loan applications;

•	electronic certification services, which permit our Internet banking service users to authenticate transactions on a confidential basis through digital signatures; and

•	wealth management and advisory services, including financial planning and real estate information services.

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

We also continue to develop innovative mobile applications that cater to specific customer needs and lifestyles. For example, we offer “Liiv,” a mobile banking platform designed to make routine transactions easier for our customers, including providing easy access to banking services without the additional electronic certification process, foreign currency exchange services with lower fees and functions that allow customers to easily split bills and transfer money. Through “Liiv Talk Talk,” our mobile peer-to-peer payment and messaging application, we also allow our customers to perform routine banking tasks with voice commands and interactive messaging. More recently, we launched “Liiv M,” a budget phone service that offers a hybrid of mobile banking and phone services, and “Liiv Pay,” an overseas mobile payment service. We provide our customers with a number of other useful tools, such as “KB Star Alerts,” which are free text messages that contain real-time account activity information as well as security alerts, and “KB My Money,” a mobile application that allows customers to manage a wide range of assets deposited with various financial institutions.

Other Channels

We provide cash management services, which include automatic transfers, connection services to other financial institutions, real-time firm banking, automatic fund concentration and transmittal of trading information.

Distribution Channels for Other Services

Through our non-banking subsidiaries, we operate a network of dedicated branches and other distribution channels through which our customers can access credit card, securities brokerage, insurance and consumer finance products and services. The following table sets forth information regarding the number and geographical distribution of the branches in Korea operated by KB Kookmin Card, KB Securities and KB Insurance as of December 31, 2019:

Area	KB Kookmin Card	KB Securities	KB Insurance
Seoul	7	43	55
Six largest cities (other than Seoul)	8	23	69
Other	11	46	133

Total	26	112	257

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

Furthermore, the introduction of Internet-only banks in Korea is expected to increase competition in the Korean banking industry. Internet-only banks operate without branches and conduct most of their operations through electronic means, which enables them to minimize cost and offer customers higher interest rates on deposits or lower lending rates. In April 2017, K Bank, the first Internet-only bank in Korea, commenced operations. Kakao Bank, another Internet-only bank, in which Kookmin Bank holds a 9.9% equity interest, commenced operations in July 2017. In December 2019, Toss Bank was granted a preliminary license by the Financial Services Commission to operate as an Internet-only bank and is expected to begin operations in July 2021 upon receiving final approval from the Financial Services Commission.

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

Moreover, the Korean financial industry is undergoing significant consolidation. The number of nationwide commercial banks in Korea has decreased from 16 as of December 31, 1997, to six as of December 31, 2019. A number of significant mergers and acquisitions in the financial industry have taken place in Korea in recent years, including Hana Financial Group’s acquisition of a controlling interest in Korea Exchange Bank in 2012 and the subsequent merger of Hana Bank into Korea Exchange Bank in 2015. In addition, as part of the Korean government’s plans to privatize Woori Finance Holdings Co., Ltd. (the former financial holding company of Woori Bank), certain subsidiaries of Woori Finance Holdings were sold to other financial institutions and Woori Finance Holdings itself was merged into Woori Bank in 2014, which established a new financial holding company, Woori Financial Group Inc., in January 2019. In the insurance sector, China’s Anbang Insurance Group acquired controlling interests in Tong Yang Life Insurance Co., Ltd. and Allianz Life Insurance Korea Co., Ltd. in 2015 and 2016, respectively, while Mirae Asset Life Insurance Co., Ltd. acquired PCA Life Insurance Co., Ltd. in 2017. Furthermore, Orange Life Insurance, Ltd. (formerly known as ING Life Insurance Korea, Ltd.) became a wholly-owned subsidiary of Shinhan Financial Group following the acquisition of equity interests by Shinhan Financial Group in February 2019 and January 2020. In the securities sector, in 2016, Mirae Asset Securities Co., Ltd. acquired a 43% interest in KDB Daewoo Securities Co., Ltd., which subsequently merged with and into Mirae Asset Securities to create Mirae Asset Daewoo Securities Co., Ltd., the largest securities company in Korea in terms of capital. We expect that consolidation in the Korean financial industry will continue. The financial institutions resulting from such consolidation may, by virtue of their increased size and business scope, provide significantly greater competition for us. We intend to review potential acquisition opportunities as they arise. We cannot guarantee that we will not be involved in any future mergers or acquisitions.

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

In 2019, we spent approximately ￦837 billion for our IT system implementation and operations, including expenses related to the construction of new IT systems, implementation of hardware and software technologies and other new systems, as well as related labor costs.

As of December 31, 2019, we employed a total of 1,638 full-time employees in our IT operations.

Assets and Liabilities

The tables below set out selected financial highlights regarding our operations and our assets and liabilities. Except as otherwise indicated, amounts as of and for the years ended December 31, 2015, 2016, 2017, 2018 and 2019 are presented on a consolidated basis under IFRS.

Loan Portfolio

As of December 31, 2019, our total loan portfolio was ￦342,092 billion compared to ￦321,811 billion as of December 31, 2018 and ￦292,233 billion as of December 31, 2017. As of December 31, 2019, 94.7% of our total loans were Won-denominated loans compared to 95.3% as of December 31, 2018 and 95.6% as of December 31, 2017.

Loan Types

The following table presents loans by type as of the dates indicated. Except where we specify otherwise, all loan amounts stated below are before deduction of allowances for loan losses. Total loans reflect our loan portfolio, including past due amounts.

	As of December 31,
	2015		2016		2017		2018		2019
	(in billions of Won)
Domestic:
Corporate
Small- and medium-sized enterprise	￦	78,665	￦	86,065	￦	97,379	￦	106,015	￦	112,487
Large corporate(1)		30,182		30,206		30,002		34,686		36,665
Retail
Mortgage and home equity		87,882		93,327		97,253		102,607		106,711
Other consumer		36,312		41,629		48,897		56,200		59,596
Credit cards		12,136		13,530		15,205		17,354		18,648

Total domestic		245,177		264,757		288,736		316,862		334,107
Foreign		2,410		3,007		3,497		4,949		7,985

Total gross loans	￦	247,587	￦	267,764	￦	292,233	￦	321,811	￦	342,092

(1)

Large corporate loans include ￦248 billion, ￦285 billion, ￦222 billion, ￦199 billion and ￦219 billion of loans to the Korean government and government related agencies (including the Korea Deposit Insurance Corporation) as of December 31, 2015, 2016, 2017, 2018 and 2019, respectively.

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

20 Largest Exposures by Borrower

As of December 31, 2019, our 20 largest exposures totaled ￦16,121 billion and accounted for 3.4% of our total exposures. The following table sets forth, as of December 31, 2019, our total exposures to these top 20 borrowers or issuers:

	Loans								Guarantees and Acceptances				Amounts Classified as Impaired Loans
Company(1)	Won Currency		Foreign Currency		Equity Securities		Debt Securities				Total Exposures
	(in billions of Won)
Samsung Securities Co., Ltd.	￦	1,500	￦	—	￦	—	￦	26	￦	—	￦	1,526	￦	—
Shinhan Investment Corp.		1,261		—		—		235		—		1,496		—
KEB Hana Bank		465		391		259		367		—		1,482		—
LG Display Co., Ltd.		—		232		—		4		810		1,046		—
Hyundai Motor Company		—		947		—		—		37		984		—
Hyundai Steel Co., Ltd.		263		402		—		235		12		912		—
SK Corp.		250		104		459		71		10		894		—
Mirae Asset Daewoo Co., Ltd.		523		—		—		320		—		843		—
Hyundai Heavy Industries Co., Ltd.		—		104		—		—		702		806		—
Hyundai Capital Services Inc.		510		17		—		271		—		798		—
LG Electronics Inc.		400		—		—		189		44		633		—
NH Investment & Securities Co., Ltd		397		31		—		179		—		607		—
POSCO		4		1		373		201		—		579		—
Lotte Property and Development Co., Ltd.		—		—		—		—		579		579		—
Meritz Investment & Securities		454		69		—		10		—		533		—
Hanwha Asset Management Co., Ltd.		—		—		—		507		—		507		—
ICBC		—		402		—		84		—		486		—
Shin Young Securities Co., Ltd.		438		—		—		34		—		472		—
Samsung Heavy Industries Co., Ltd.		—		54		—		—		418		472		—
NH Bank		164		—		27		275		—		466		—

Total	￦	6,629	￦	2,754	￦	1,118	￦	3,008	￦	2,612	￦	16,121	￦	—

(1)

Excludes exposures to government-owned or -controlled enterprises or financial institutions, including Bank of Korea, Korea Housing Finance Corporation, Korea Land & Housing Corporation, the Korea Deposit Insurance Corporation and the Korea Development Bank.

As of December 31, 2019, 12 of these top 20 borrowers or issuers were companies belonging to the 30 largest highly-indebted business groups among chaebols in Korea designated as such by the Financial Supervisory Service based on their outstanding exposures.

Exposure to Chaebols

As of December 31, 2019, 5.2% of our total exposure was to the 30 largest highly-indebted business groups among chaebols in Korea designated as such by the Financial Supervisory Service based on their outstanding exposures. The following table shows, as of December 31, 2019, our total exposures to the ten chaebol groups to which we have the largest exposure:

	Loans								Guarantees and Acceptances				Amounts Classified as Impaired Loans
Chaebol	Won Currency		Foreign Currency		Equity Securities		Debt Securities				Total Exposures
	(in billions of Won)
Hyundai Motor(1)	￦	1,191	￦	1,780	￦	26	￦	647	￦	511	￦	4,155	￦	—
Samsung(2)		1,707		625		108		220		669		3,329		—
SK(3)		954		672		459		847		184		3,116		—
LG(4)		433		253		1		433		970		2,090		—
Hanwha(5)		907		272		4		260		160		1,603		—
Lotte(6)		407		264		—		285		630		1,586		—
Hyundai Heavy Industries(7)		125		258		1		60		1,081		1,525		—
POSCO(8)		118		40		408		299		109		974		—
GS(9)		281		68		—		349		209		907		—
CJ(10)		102		270		12		204		185		773		—

Total	￦	6,225	￦	4,502	￦	1,019	￦	3,604	￦	4,708	￦	20,058	￦	—

(1)	Includes principally Hyundai Motor, Hyundai Steel Company and Hyundai Capital Services Inc.
(2)	Includes principally Samsung Securities Co., Ltd., Samsung Heavy Industries Co., Ltd. and Samsung Electronics Co., Ltd.
(3)	Includes principally SK Holdings Co., Ltd., SK Networks Co., Ltd. and SK Hynix Inc.
(4)	Includes principally LG Display Co., Ltd., LG Electronics Inc. and LG Chem Ltd.
(5)	Includes principally Hanwha Asset Management Co., Ltd., Hanwha Solution Corporation and Hanwha Aerospace Co., Ltd.
(6)	Includes principally Lotte Property & Development Co., Ltd., Lotte Rental Co., Ltd. and Lotte Corporation.
(7)	Includes principally Hyundai Heavy Industries Co., Ltd., Hyundai Samho Heavy Industries Co., Ltd. and Hyundai Mipo Dockyard Co., Ltd.
(8)	Includes principally POSCO, POSCO International Corporation and POSCO Energy Co., Ltd.
(9)	Includes principally GS Caltex Corporation, GS Donghae Electric Power Co., Ltd. and GS Pocheon Green Energy Corporation.
(10)	Includes principally CJ Cheiljedang Corporation, CJ CGV Co., Ltd. and Korea Integrated Freight Terminal Co., Ltd.

Loan Concentration by Industry

The following table presents the aggregate balance of our domestic and foreign corporate loans, by industry concentration, as of December 31, 2017, 2018 and 2019:

	As of December 31,
	2017			2018			2019
Industry	Amount		%	Amount		%	Amount		%
	(in billions of Won, except percentages)
Services	￦	54,268	41.5%	￦	61,303	42.2%	￦	65,192	41.6%
Manufacturing		40,201	30.7		42,267	29.1		42,901	27.4
Wholesale and retail		15,061	11.5		16,683	11.5		18,539	11.8
Financial institutions		11,094	8.5		13,494	9.3		16,148	10.3
Construction		3,022	2.4		3,277	2.2		3,645	2.4
Public sector		1,057	0.8		864	0.6		1,251	0.8
Others		6,054	4.6		7,491	5.1		8,978	5.7

Total	￦	130,757	100.0%	￦	145,379	100.0%	￦	156,654	100.0%

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

The following table sets out the scheduled maturities (time remaining until maturity) of our loan portfolio as of December 31, 2019. The amounts disclosed are before deduction of allowances for loan losses:

	1 Year or Less		Over 1 Year But Not More Than 5 Years		Over 5 Years		Total
	(in billions of Won)
Domestic:
Corporate
Small- and medium-sized enterprises	￦	80,429	￦	26,027	￦	6,031	￦	112,487
Large corporate		23,742		9,143		3,780		36,665

Total corporate		104,171		35,170		9,811		149,152
Retail
Mortgage and home equity		13,174		14,572		78,965		106,711
Other consumer		34,363		17,462		7,771		59,596

Total retail		47,537		32,034		86,736		166,307
Credit cards		15,750		2,469		429		18,648

Total domestic		167,458		69,673		96,976		334,107
Foreign:		4,198		2,483		1,304		7,985

Total gross loans	￦	171,656	￦	72,156	￦	98,280	￦	342,092

Interest Rate Sensitivity

The following table shows, as of December 31, 2019, the total amount of loans due after one year, which have fixed interest rates and variable or adjustable interest rates:

	As of December 31, 2019
	(in billions of Won)
Fixed rate(1)	￦	49,156
Variable or adjustable rates(2)		121,280

Total gross loans	￦	170,436

(1)	Fixed rate loans are loans for which the interest rate is fixed for the entire term.
(2)	Variable or adjustable rate loans are loans for which the interest rate is not fixed for the entire term.

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

A portion of our loans to and debt securities of corporate customers are currently in workout, restructuring or rehabilitation. As of December 31, 2019, ￦379 billion or 0.1% of our total loans were in workout, restructuring or rehabilitation. This included ￦64 billion of loans to large corporate borrowers and ￦315 billion of loans to small- and medium-sized enterprises.

The following table shows, as of December 31, 2019, our ten largest credit exposures that were in workout, restructuring or rehabilitation:

	Loans						Guarantees and Acceptances				Amounts Classified as Impaired Loans
Company	Won Currency		Foreign Currency		Equity Securities				Total Exposures
	(in billions of Won)
Orient Shipyard Co., Ltd.	￦	49	￦	2	￦	0	￦	—	￦	51	￦	51
Dong Il Construction Co., Ltd.		40		—		—		—		40		40
Dreample Co., Ltd.		—		16		—		—		16		16
Ubcell Co., Ltd.		13		—		—		1		14		13
Trans-Pacific Resources Co., Ltd.		—		10		—		3		13		10
Shinsegae Tomboy Inc.		—		—		0		12		12		—
Donghwa IND Co., Ltd.		10		—		—		0		10		10
Woojeon Co., Ltd.		—		10		—		—		10		10
Grand Hotel Pyeongtaek Lake		9		—		—		—		9		—
Goli Co., Ltd.		9		—		—		—		9		—

Total	￦	130	￦	38	￦	—	￦	16	￦	184	￦	150

Provisioning Policy

Under IFRS 9 Financial Instruments, which replaced IAS 39, for annual periods commencing on or after January 1, 2018, we establish allowances for credit losses based on expected credit losses instead of incurred losses (as was the case under IAS 39) by assessing changes in expected credit losses and recognizing such changes as impairment loss (or reversal of impairment loss) in profit or loss. According to three stages of credit risk deterioration since initial recognition under IFRS 9, the allowance required to be established with respect to a loan or receivable is (i) the amount of the expected 12-month credit loss for stage 1 loans or receivables and (ii) the expected lifetime credit loss for stages 2 and 3 loans or receivables.

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

We generally consider the following loans to be impaired loans:

•	loans that are past due by 90 days or more;

•	loans that are subject to legal proceedings related to collection;

•	loans to a borrower that has received a warning from the Korea Federation of Banks indicating that such borrower has exhibited difficulties in making timely payments of principal and interest;

•	loans to corporate borrowers that are rated C or D according to Kookmin Bank’s internal credit ratings for large companies or small-and medium-sized enterprises;

•	loans related to refinancing for a borrower that exhibited difficulties making timely payments of principal and interest on an existing loan; and

•	loans related to debt restructuring.

We regularly evaluate the adequacy of the overall allowances for loan losses and we believe that the allowances for loan losses reflect our best estimate of probable loan losses as of each balance sheet date.

Loan Aging Schedule

The following table shows our loan aging schedule (excluding accrued interest) as of the dates indicated:

As of December 31,	Normal Amount		%	Amount Past Due 1-3 Months		%	Amount Past Due 3-6 Months		%	Amount Past Due 6 Months or More		%	Total Amount
	(in billions of Won, except percentages)
2015	￦	246,116	99.4%	￦	549	0.2%	￦	359	0.2%	￦	563	0.2%	￦	247,587
2016		266,381	99.5		460	0.2		295	0.1		628	0.2		267,764
2017		291,074	99.6		401	0.1		267	0.1		491	0.2		292,233
2018		320,628	99.7		458	0.1		366	0.1		359	0.1		321,811
2019		340,894	99.7		442	0.1		369	0.1		387	0.1		342,092

Non-Accrual Loans and Past Due Accruing Loans

We generally consider impaired loans to be non-accrual loans. However, we exclude from non-accrual status and continue to accrue interest on loans that are fully secured by cash on deposit or on which there are financial guarantees from the government, the Korea Deposit Insurance Corporation or certain financial institutions.

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

	Year Ended December 31,
	2015		2016		2017		2018		2019
	(in billions of Won)
Gross interest income that would have been recorded	￦	220	￦	195	￦	198	￦	154	￦	152
Interest income included in profit for the year	￦	151	￦	129	￦	135	￦	82	￦	75

The following table shows, as of the dates indicated, the amount of loans that were placed on a non-accrual basis and accruing loans which were past due 90 days or more. The category “accruing but past due 90 days” includes loans which are still accruing interest but on which principal or interest payments are contractually past due 90 days or more.

	As of December 31,
	2015		2016		2017		2018		2019
	(in billions of Won)
Loans accounted for on a non-accrual basis
Corporate	￦	1,607	￦	1,403	￦	1,108	￦	906	￦	640
Retail and credit cards		763		766		759		873		976

Sub-total		2,370		2,169		1,867		1,779		1,616

Accruing loans which are contractually past due 90 days or more as to principal or interest
Corporate		47		27		66		84		47
Retail and credit cards		88		79		33		64		34

Sub-total		135		106		99		148		81

Total	￦	2,505	￦	2,275	￦	1,966	￦	1,927	￦	1,697

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

	As of December 31,
	2015		2016		2017		2018		2019
	(in billions of Won)
Loans classified as “troubled debt restructurings”	￦	228	￦	168	￦	170	￦	133	￦	154

For 2019, interest income that would have been recorded under the original contract terms of restructured loans amounted to ￦17 billion, out of which ￦12 billion was reflected as interest income during 2019.

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

As of December 31, 2019, we had ￦1,021 billion of potential problem loans.

Other Problematic Interest-Earning Assets

We have certain other interest-earning assets received in connection with troubled debt restructurings that, if they were loans, would be required to be disclosed as part of the non-accrual, past due or restructuring or potential problem loan disclosures provided above. As of December 31, 2015, 2016, 2017, 2018 and 2019, we did not have any debt securities received in connection with troubled debt restructurings on which interest was past due.

Non-Performing Loans

Non-performing loans are defined as loans that are past due by 90 days or more. These loans are generally classified as “substandard” or below. For further information on the classification of non-performing loans under Korean regulatory requirements, see “—Regulatory Reserve for Credit Losses” below.

The following table shows, as of the dates indicated, certain details of our total non-performing loan portfolio:

	As of December 31,
	2015		2016		2017		2018		2019
	(in billions of Won, except percentages)
Total non-performing loans	￦	922	￦	923	￦	758	￦	725	￦	756
As a percentage of total loans		0.4%		0.3%		0.3%		0.2%		0.2%

Analysis of Non-Performing Loans

The following table sets forth, as of the dates indicated, our total non-performing loans by type of borrower:

	As of December 31,
	2015			2016			2017			2018			2019
	Amount		%	Amount		%	Amount		%	Amount		%	Amount		%
	(in billions of Won, except percentages)
Domestic:
Corporate
Small- and medium sized enterprise	￦	309	33.5%	￦	302	32.7%	￦	178	23.5%	￦	267	36.8%	￦	204	27.0%
Large corporate		187	20.3		247	26.8		209	27.6		17	2.3		37	4.9

Total corporate		496	53.8		549	59.5		387	51.1		284	39.1		241	31.9
Retail
Mortgage and home equity		172	18.7		124	13.4		110	14.5		134	18.5		183	24.2
Other consumer		157	17.0		148	16.0		142	18.7		170	23.5		193	25.5

Total retail		329	35.7		272	29.4		252	33.2		304	42.0		376	49.7
Credit cards		70	7.6		81	8.8		100	13.2		119	16.4		123	16.3

Total domestic		895	97.1		902	97.7		739	97.5		707	97.5		740	97.9
Foreign:		27	2.9		21	2.3		19	2.5		18	2.5		16	2.1

Total non-performing loans	￦	922	100.0%	￦	923	100.0%	￦	758	100.0%	￦	725	100.0%	￦	756	100.0%

Top 20 Non-Performing Loans

As of December 31, 2019, our 20 largest non-performing loans accounted for 15.7% of our total non-performing loan portfolio. The following table shows, as of December 31, 2019, certain information regarding our 20 largest non-performing loans:

	Industry	Gross Principal Outstanding		Allowances for Loan Losses(1)
	(in billions of Won)
Borrower A	Construction	￦	26	￦	24
Borrower B	Manufacturing		17		6
Borrower C	Manufacturing		10		10
Borrower D	Construction		5		5
Borrower E	Services		5		5
Borrower F	Services		5		1
Borrower G	Manufacturing		5		4
Borrower H	Manufacturing		5		2
Borrower I	Services		5		—
Borrower J	Manufacturing		4		4
Borrower K	Manufacturing		4		4
Borrower L	Services		4		—
Borrower M	Manufacturing		3		1
Borrower N	Services		3		—
Borrower O	Services		3		—
Borrower P	Services		3		—
Borrower Q	Services		3		1
Borrower R	Construction		3		3
Borrower S	Manufacturing		3		1
Borrower T	Manufacturing		3		1

Total		￦	119	￦	72

(1)	If the estimated recovery value of collateral for a non-performing loan is sufficient compared to the outstanding loan balance, we record no allowances for loan losses for such non-performing loan.

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

In addition, we use the services of our wholly-owned loan collection subsidiary, KB Credit Information Co., Ltd., which receives payments from recoveries made on charged-off loans and certain loans that are overdue for over three months (28 days on average in the case of credit card loans). KB Credit Information has approximately 140 employees, including legal experts and management employees. The fees that it receives are based on the amounts of non-performing and charged-off loans that are recovered. In 2017, 2018 and 2019, the amount recovered was ￦313 billion, ￦324 billion and ￦325 billion, respectively.

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

•

charged-off loans are given to KB Credit Information for collection, except for loans where the cost of collection exceeds the possible recovery or where the statute of limitations for collection has expired.

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

	As of December 31,
	2015			2016			2017			2018(1)			2019(1)
	Amount		%	Amount		%	Amount		%	Amount		%	Amount		%
	(in billions of Won, except percentages)
Domestic:
Corporate
Small- and medium sized enterprise	￦	775	30.0%	￦	644	28.3%	￦	522	24.7%	￦	618	23.7%	￦	546	22.7%
Large corporate		875	33.9		696	30.6		666	31.6		608	23.3		378	15.7

Total corporate		1,650	63.9		1,340	58.9		1,188	56.3		1,226	47.0		924	38.4
Retail
Mortgage and home equity		37	1.4		29	1.3		24	1.2		39	1.5		46	1.9
Other consumer		454	17.6		452	19.8		404	19.2		602	23.1		663	27.5

Total retail		491	19.0		481	21.1		428	20.4		641	24.6		709	29.4
Credit cards		398	15.4		414	18.1		449	21.2		711	27.2		740	30.7

Total domestic		2,539	98.3		2,235	98.1		2,065	97.9		2,578	98.8		2,373	98.5
Foreign:(2)		43	1.7		43	1.9		45	2.1		31	1.2		35	1.5

Total allowances for loan losses	￦	2,582	100.0%	￦	2,278	100.0%	￦	2,110	100.0%	￦	2,609	100.0%	￦	2,408	100.0%

(1)	Figures as of December 31, 2018 and 2019 reflect the application of IFRS 9 and therefore may not be directly comparable to corresponding figures for prior years.
(2)	Consists primarily of loans to corporations.

The following tables analyze our allowances for loan losses and loan loss experience for each of the years indicated:

	Year Ended December 31,
	2015		2016		2017
	(in billions of Won, except percentages)
Balance at the beginning of the period	￦	2,452	￦	2,582	￦	2,278
Amounts charged against income		1,100		579		583
Sale		(50)		(78)		(66)
Gross charge-offs:
Domestic:
Corporate
Small- and medium-sized enterprise		412		467		308
Large corporate		275		278		87
Retail
Mortgage and home equity		16		7		7
Other consumer		338		288		335
Credit cards		377		357		400
Foreign:		1		2		—

Total gross charge-offs		(1,419)		(1,399)		(1,137)

Recoveries:
Domestic:
Corporate
Small-and medium-sized enterprise		156		214		280
Large corporate		—		1		—
Retail
Mortgage and home equity		63		43		30
Other consumer		132		124		116
Credit cards		138		133		133
Foreign:		4		—		—

Total recoveries		493		515		559

Net charge-offs		(926)		(884)		(578)
Other charges(1)		6		79		(107)

Balance at the end of the period	￦	2,582	￦	2,278	￦	2,110

Ratio of net charge-offs during the period to average loans outstanding during the period		0.4%		0.3%		0.2%

	As of December 31, 2018								As of December 31, 2019
	Financial instruments applying 12-month expected credit losses		Financial instruments applying lifetime expected credit losses				Total		Financial instruments applying 12-month expected credit losses		Financial instruments applying lifetime expected credit losses				Total
			Non-impaired		Impaired						Non-impaired		Impaired
	(in billions of Won, except percentages)
Balance at the beginning of the period(2)	￦	612	￦	732	￦	1,265	￦	2,609	￦	632	￦	824	￦	1,153	￦	2,609
Amounts charged against income		(2)		185		469		652		19		(1)		640		658
Sale		(2)		(2)		(16)		(20)		—		—		(10)		(10)
Stage transference:
Transfer to 12-month expected credit losses		190		(187)		(3)		—		280		(265)		(15)		—
Transfer to lifetime expected credit losses (non-impaired)		(159)		187		(28)		—		(222)		326		(105)		(1)
Transfer to lifetime expected credit losses (impaired)		(7)		(92)		99		—		(6)		(106)		112		—
Gross charge-offs:
Domestic:
Corporate
Small- and medium-sized enterprise		—		—		35		35		—		—		18		18
Large corporate		—		—		198		198		—		—		221		221
Retail
Mortgage and home equity		—		—		5		5		—		—		4		4
Other consumer		—		—		376		376		—		—		439		439
Credit cards		—		—		465		465		—		—		506		506
Foreign:		—		—		—		—		—		—		1		1

Total gross charge-offs		—		—		(1,079)		(1,079)		—		—		(1,189)		(1,189)

Recoveries:
Domestic:
Corporate
Small-and medium-sized enterprise		—		—		36		36		—		—		59		59
Large corporate		—		—		135		135		—		—		73		73
Retail
Mortgage and home equity		—		—		10		10		—		—		2		2
Other consumer		—		—		115		115		—		—		120		120
Credit cards		—		—		133		133		—		—		136		136
Foreign:		—		—		—		—		—		—		—		—

Total recoveries		—		—		429		429		—		—		390		390

Net charge-offs		—		—		(650)		(650)		—		—		(799)		(799)
Other charges		—		1		17		18		—		3		(52)		(49)

Balance at the end of the period	￦	632	￦	824	￦	1,153	￦	2,609	￦	703	￦	781	￦	924	￦	2,408

Ratio of net charge-offs during the period to average loans outstanding during the period								0.2%								0.2%

(1)

The amount for 2016 reflects an increase in allowances for loan losses of ￦136 billion attributable to the addition of KB Securities as a consolidated subsidiary in October 2016. The amount for 2017 reflects an increase in allowance for loan losses of ￦60 billion attributable to the addition of KB Insurance as a consolidated subsidiary in May 2017.

(2)	The balance at the beginning of the year ended December 31, 2018 reflects the transition impact of ￦(543) billion for our allowance for loan losses resulting from the application of IFRS 9.

Regulatory Reserve for Credit Losses

If our allowances for credit losses are deemed insufficient for regulatory purposes, we are required to compensate for the difference by recording a regulatory reserve for credit losses, which is segregated within our retained earnings. Regulatory reserve for credit losses are not available for distribution to shareholders as dividends. The level of regulatory reserve for credit losses required to be recorded is equal to the amount by which our allowances for credit losses under IFRS are less than the greater of (x) the amount of expected loss calculated using the internal ratings-based approach under Basel III and as approved by the Financial Supervisory Service and (y) the required amount of credit loss reserve calculated based on standards prescribed by the Financial Services Commission. As of December 31, 2019, our regulatory reserve for credit losses was ￦3,418 billion.

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

Carrying Amount and Market Value

The following tables set out the carrying amount and market value of securities in our securities portfolio as of the dates indicated:

	As of December 31, 2017
	Carrying Amount		Market Value
	(in billions of Won)
Available-for-sale financial assets:
Equity securities	￦	9,157	￦	9,157
Debt securities
Korean treasury securities and government agency securities		3,629		3,629
Debt securities issued by financial institutions		20,946		20,946
Corporate debt securities		10,571		10,571
Asset-backed securities		2,402		2,402
Others		1,411		1,411

Total available-for-sale financial assets		48,116		48,116

Held-to-maturity financial assets:
Debt securities
Korean treasury securities and government agency securities		5,448		5,432
Debt securities issued by financial institutions		2,475		2,490
Corporate debt securities		6,219		6,215
Asset-backed securities		4,306		4,303
Others		44		43

Total held-to-maturity financial assets		18,492		18,483

Financial assets at fair value through profit or loss:
Equity securities		4,935		4,935
Debt securities
Korean treasury securities and government agency securities		6,233		6,233
Debt securities issued by financial institutions		11,324		11,324
Corporate debt securities		5,133		5,133
Asset-backed securities		162		162
Others		2,317		2,317
Others		74		74

Sub-total		30,178		30,178

Financial assets designated at fair value through profit or loss(1)
Equity securities		67		67
Debt securities		369		369
Derivative-linked securities		1,613		1,613

Sub-total		2,050		2,050

Total financial assets at fair value through profit or loss		32,228		32,228

Total securities	￦	98,836	￦	98,827

	As of December 31,
	2018				2019
	Carrying Amount		Market Value		Carrying Amount		Market Value
	(in billions of Won)
Financial assets at fair value through other comprehensive income:
Equity securities
Stocks	￦	2,262	￦	2,262	￦	2,378	￦	2,378
Equity investments		39		39		41		41
Other equity securities		69		69		85		85
Debt securities
Korean treasury securities and government agency securities		3,475		3,475		9,502		9,502
Debt securities issued by financial institutions		20,108		20,108		20,913		20,913
Corporate debt securities		10,541		10,541		12,290		12,290
Asset-backed securities		1,100		1,100		832		832
Others		20		20		20		20

Total financial assets at fair value through other comprehensive income		37,614		37,614		46,061		46,061

Financial assets at amortized cost:
Debt securities
Korean treasury securities and government agency securities		5,090		5,452		5,396		6,046
Debt securities issued by financial institutions		6,847		6,797		8,157		8,183
Corporate debt securities		6,943		7,093		7,537		8,041
Asset-backed securities		4,783		4,817		4,258		4,303

Total financial assets at amortized cost		23,663		24,159		25,348		26,573

Financial assets at fair value through profit or loss
Equity securities
Stocks		1,094		1,094		1,716		1,716
Other equity securities		193		193		388		388
Debt securities
Korean treasury securities and government agency securities		7,923		7,923		6,569		6,569
Debt securities issued by financial institutions		14,978		14,978		16,360		16,360
Corporate debt securities		4,101		4,101		3,218		3,218
Asset-backed securities		84		84		125		125
Puttable instruments (investment funds, etc.)		10,252		10,252		12,375		12,375
Derivative linked securities		3,517		3,517		3,624		3,624
Others		7,430		7,430		8,449		8,449
Others		79		79		80		80

Total financial assets at fair value through profit or loss		49,651		49,651		52,904		52,904

Total securities	￦	110,928	￦	111,424	￦	124,313	￦	125,538

(1)

Effective as of January 1, 2018, financial assets designated at fair value through profit or loss have been reclassified as financial assets at fair value through profit or loss, without the option for designation of fair value, pursuant to the application of IFRS 9.

Maturity Analysis

The following table categorizes our debt securities by maturity and weighted average yield as of December 31, 2019:

	Within 1 Year		Weighted Average Yield(1)	Over 1 But within 5 Years		Weighted Average Yield(1)	Over 5 But within 10 Years		Weighted Average Yield(1)	Over 10 Years		Weighted Average Yield(1)	Total		Weighted Average Yield(1)
	(in billions of Won, except percentages)
Financial assets at fair value through other comprehensive income:
Korean treasury securities and government agencies	￦	425	0.19%	￦	7,978	1.96%	￦	400	1.85%	￦	699	1.54%	￦	9,502	1.84%
Debt securities issued by financial institutions		5,093	1.90		15,524	1.78		263	3.04		33	1.48		20,913	1.82
Corporate debt securities		1,979	2.42		8,530	2.38		942	2.75		839	1.02		12,290	2.32
Asset-backed securities		260	1.86		409	1.82		130	3.04		33	2.58		832	2.05
Others		20	1.83		—	0.00		—	0.00		—	0.00		20	1.83

Total	￦	7,777	1.93%	￦	32,441	1.98%	￦	1,735	2.61%	￦	1,604	1.29%	￦	43,557	1.97%

Financial assets at amortized cost:
Korean treasury securities and government agencies	￦	208	3.81%	￦	1,090	2.73%	￦	189	3.35%	￦	3,909	2.05%	￦	5,396	2.30%
Debt securities issued by financial institutions		5,361	1.76		1,571	2.35		30	3.07		1,195	4.71		8,157	2.31
Corporate debt securities		1,029	3.33		1,823	2.63		652	2.59		4,033	2.96		7,537	2.90
Asset-backed securities		1,664	2.18		1,845	2.26		460	2.42		289	2.79		4,258	2.28
Total	￦	8,262	2.09%	￦	6,329	2.47%	￦	1,331	2.65%	￦	9,426	2.80%	￦	25,348	2.48%

Financial assets at fair value through profit or loss:(2)
Korean treasury securities and government agency securities	￦	4,947	1.68%	￦	1,210	2.16%	￦	296	1.84%	￦	116	5.29%	￦	6,569	1.84%
Debt securities issued by financial institutions		13,154	1.67		2,842	2.24		201	2.79		163	3.92		16,360	1.81
Corporate debt securities		1,708	2.83		1,275	2.65		181	2.80		54	2.68		3,218	2.75
Asset-backed securities		30	1.96		70	1.72		—	0.00		25	2.18		125	1.87
Others		7,024	2.72		269	1.15		281	2.82		85	2.34		7,659	2.66

Total	￦	26,863	2.02%	￦	5,666	2.25%	￦	959	2.51%	￦	443	3.73%	￦	33,931	2.10%

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

Concentrations of Risk

As of December 31, 2019, we held the following securities of individual issuers where the aggregate carrying amount of those securities exceeded 10% of our stockholders’ equity at such date. As of December 31, 2019, our stockholders’ equity was ￦38,534 billion.

	Carrying Amount		Market Value
	(in billions of Won)
Name of Issuer:
The Korean government	￦	19,983	￦	20,603
The Bank of Korea		11,098		11,100
The Korea Development Bank		9,141		9,146
Korea Housing Finance Corporation		6,604		6,655
Industrial Bank of Korea		6,196		6,200

Total	￦	53,022	￦	53,704

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

Our primary funding strategy has been to achieve low-cost funding by increasing the average balances of low-cost retail deposits, in particular demand deposits and time deposits. We also have focused our marketing efforts on higher net worth individuals, who account for a significant portion of the assets in our retail deposit base. Customer deposits accounted for 77.6% of total funding as of December 31, 2017, 76.2% of total funding as of December 31, 2018 and 77.5% of total funding as of December 31, 2019.

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

The following table shows the average balances of our deposits and the average rates paid on our deposits for the periods indicated:

	2017			2018			2019
	Average Balance(1)		Average Rate Paid	Average Balance(1)		Average Rate Paid	Average Balance(1)		Average Rate Paid
	(in billions of Won, except percentages)
Demand deposits:
Non-interest bearing	￦	4,114	—	￦	4,059	—	￦	3,942	—
Interest bearing		110,945	0.26%		117,267	0.30%		122,519	0.30%
Time deposits		127,478	1.58		141,021	1.87		155,762	1.94
Certificates of deposit		2,863	1.57		3,045	1.90		4,781	1.95

Average total deposits	￦	245,400	0.97%	￦	265,392	1.16%	￦	287,004	1.23%

(1)	Average balances are based on daily balances for our banking, credit card and investment and securities operations and monthly or quarterly balances for our other operations.

For a description of our retail deposit products, see “—Business—Retail Banking—Deposit-Taking Activities.”

Time Deposits and Certificates of Deposit

The following table presents the remaining maturities of our time deposits and certificates of deposit which had a fixed maturity in excess of ￦100 million as of December 31, 2019:

	Time Deposits		Certificates of Deposit		Total
	(in billions of Won)
Maturing within three months	￦	25,536	￦	1,053	￦	26,589
After three but within six months		20,498		736		21,234
After six but within 12 months		47,317		2,408		49,725
After 12 months		3,751		—		3,751

Total	￦	97,102	￦	4,197	￦	101,299

Long-term borrowings

The aggregate amount of contractual maturities of all long-term borrowings (comprising debentures and debt) as of December 31, 2019 was as follows:

	As of December 31, 2019
	(in billions of Won)
Due in 2020	￦	17,835
Due in 2021		13,201
Due in 2022		10,939
Due in 2023		5,735
Due in 2024		5,885
Thereafter		4,595

Gross long-term borrowings		58,190
Fair value adjustments		62
Deferred financing costs		—
Discount		(42)

Total long-term borrowings, net	￦	58,210

Short-term borrowings

The following table presents information regarding our short-term borrowings (borrowings with an original maturity of one year or less) for the periods indicated:

	As of and for the Year Ended December 31,
	2017		2018		2019
	(in billions of Won, except percentages)
Call money:
Year-end balance	￦	1,299	￦	1,081	￦	433
Average balance(1)		3,405		2,189		1,419
Maximum balance(2)		3,997		3,421		3,541
Average interest rate(3)		1.31%		1.81%		1.84%
Year-end interest rate		1.20-2.20%		1.20-2.20%		1.41-4.30%
Borrowings from the Bank of Korea:(4)
Year-end balance	￦	1,889	￦	1,673	￦	2,650
Average balance(1)		1,805		1,766		2,002
Maximum balance(2)		1,935		1,868		2,650
Average interest rate(3)		0.69%		0.70%		0.66%
Year-end interest rate		0.50-0.75%		0.50-0.75%		0.50-0.75%
Other short-term borrowings:(5)
Year-end balance	￦	22,632	￦	28,585	￦	27,461
Average balance(1)		20,601		25,991		25,962
Maximum balance(2)		23,436		30,195		29,133
Average interest rate(3)		1.26%		1.65%		1.80%
Year-end interest rate		0.00-7.00%		0.00-5.55%		0.00-3.53%

(1)	Average balances are based on daily balances for our banking, credit card and investment and securities operations and monthly or quarterly balances for our other operations.
(2)	Maximum balances are based on month-end balances.
(3)	Average interest rates for the year are calculated by dividing the total interest expense by the average amount borrowed.
(4)

Borrowings from the Bank of Korea generally mature within one month for borrowings in Won and six months for borrowings in foreign currencies. These short-term borrowings were secured by securities totaling ￦2,980 billion as of December 31, 2019.

(5)

Other short-term borrowings include securities sold under repurchase agreement, bills sold, borrowings and debentures. Other short-term borrowings have maturities of one year or less. Securities sold under repurchase agreements were secured by securities totaling ￦9,282 billion as of December 31, 2019.

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

Pursuant to amended regulations promulgated by the Financial Services Commission commencing in 2013 to implement Basel III, Korean bank holding companies were required to maintain a minimum ratio of common equity Tier I capital to risk-weighted assets of 3.5% and Tier I capital to risk-weighted assets of 4.5% from December 1, 2013, which minimum ratios were increased to 4.0% and 5.5%, respectively, from January 1, 2014 and increased further to 4.5% and 6.0%, respectively, from January 1, 2015. Such requirements are in addition to the pre-existing requirement for a minimum ratio of Tier I and Tier II capital (less any capital deductions) to risk-weighted assets of 8.0%, which remains unchanged. The amended regulations also require an additional capital conservation buffer of 2.5% in 2019 and 2020, as well as a potential counter-cyclical capital buffer of up to 2.5%, which is determined on a quarterly basis by the Financial Services Commission. Furthermore, we and Kookmin Bank were each designated as a domestic systemically important bank holding company and a domestic systemically important bank, respectively, for 2019 by the Financial Services Commission and were subject to an additional capital requirement of 1.0% in 2019. In June 2019, we and Kookmin Bank were each again designated as a domestic systemically important bank holding company and a domestic systemically important bank, respectively, for 2020, which would again subject us to an additional capital requirement of 1.0% in 2020.

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

Sharing of Customer Information among Financial Holding Company and its Subsidiaries

Under the Act on Use and Protection of Credit Information, any individual customer’s credit information must be disclosed or otherwise used by financial institutions only to determine, establish or maintain existing commercial transactions with them and only after obtaining written consent to use that information. In addition, under the Act on Real Name Financial Transactions and Confidentiality, an individual working at a financial institution may not provide or reveal information or data concerning the contents of financial transactions to other persons unless such individual receives a request or consent in writing from the holder of a title deed, except under certain exceptions stipulated in the Act. Under the Financial Holding Company Act, a financial holding company and its direct and indirect subsidiaries, however, may share certain credit information of individual customers among themselves for internal management purposes outlined in the Enforcement Decree of the Financial Holding Company Act (such as credit risk management, internal control and customer analysis), without the customers’ written consent, subject to the methods and procedures for provision of such information set forth therein. A subsidiary financial investment company with a dealing and/or brokerage license of a financial holding company may provide that financial holding company and its other direct and indirect subsidiaries information relating to the aggregate amount of cash or securities that a customer of the financial investment company with a dealing and/or brokerage license has deposited, for internal management purposes outlined in the Enforcement Decree of the Financial Holding Company Act, subject to the methods and procedures for provision of such information set forth therein. Certain amendments to the Financial Holding Company Act, which became effective on November 29, 2014, limit the scope of credit information that may be shared without the customers’ prior consent and require certain procedures for provision of customer information as prescribed by the Financial Services Commission. Beginning on November 29, 2014, notice must be given to customers at least once a year regarding (i) the provider of customer information, (ii) the recipient of customer information, (iii) the purpose of providing the information and (iv) the categories of the information provided.

Principal Regulations Applicable to Banks

The banking system in Korea is governed by the Bank Act and the Bank of Korea Act of 1950, as amended (the “Bank of Korea Act”). In addition, Korean banks are subject to the regulations and supervision of the Bank of Korea, the Monetary Policy Board of the Bank of Korea, the Financial Services Commission and its executive body, the Financial Supervisory Service.

The Bank of Korea, established in June 1950 under the Bank of Korea Act, performs the customary functions of a central bank. It seeks to contribute to the sound development of the national economy by price stabilization through establishing and implementing efficient monetary and credit policies with a focus on financial stability. The Bank of Korea acts under instructions of the Monetary Policy Board, the supreme policy-making body of the Bank of Korea.

Under the Bank of Korea Act, the Monetary Policy Board’s primary responsibilities are to formulate monetary and credit policies and to determine the operations, management and administration of the Bank of Korea.

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

Under the Bank Act, approval to commence a commercial banking business or a long-term financing business must be obtained from the Financial Services Commission. Commercial banking business is defined as the lending of funds acquired predominantly from the acceptance of demand deposits for a period not exceeding one year or subject to the limitation established by the Financial Services Commission, for a period between one year and three years. Long-term financing business is defined as the lending, for periods in excess of one year, of funds acquired predominantly from paid-in capital, reserves or other retained earnings, the acceptance of time deposits with maturities of at least one year, or the issuance of debentures or other bonds. A bank wishing to enter into any business other than commercial banking and long-term financing businesses must file a report to the Financial Services Commission. For businesses that are subject to a license or approval requirement under applicable laws, such as approval to commence a trust business under the Financial Investment Services and Capital Markets Act, such report must be filed concurrently with a relevant license or approval application to the Financial Services Commission. In addition, approval to merge with any other banking institution, to liquidate, spin off or close a banking business or to transfer all or a part of a business must be obtained from the Financial Services Commission.

If the Financial Services Commission deems a bank’s financial condition to be unsound or if a bank fails to meet the applicable capital adequacy ratio set forth under Korean law, the Financial Services Commission may order:

•	admonitions or warnings with respect to the bank or its officers;

•	capital increases or reductions;

•	assignments of contractual rights and obligations relating to financial transactions;

•	a suspension of performance by its officers of their duties and the appointment of receivers;

•	disposals of property holdings or closures of subsidiaries or branch offices or downsizing;

•	stock cancelations or consolidations;

•	mergers with other financial institutions;

•	acquisition of such bank by a third party; and

•	suspensions of a part or all of its business operations for not more than six months.

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

All banks must meet minimum ratios of Tier I and Tier II capital (less any capital deductions) to risk-weighted assets, determined in accordance with Financial Services Commission requirements that have been formulated based on BIS standards. These requirements were adopted and became effective in 1996, and were amended effective January 1, 2008 upon the implementation by the Financial Supervisory Service of Basel II. Under such requirements, all domestic banks and foreign bank branches are required to meet a minimum ratio of Tier I and Tier II capital (less any capital deductions) to risk-weighted assets of 8.0%. Commencing in July 2013, the Financial Services Commission promulgated a series of amended regulations implementing Basel III, pursuant to which Korean banks and bank holding companies were required to maintain a minimum ratio of common equity Tier I capital to risk-weighted assets of 3.5% and Tier I capital to risk-weighted assets of 4.5% from December 1, 2013, which minimum ratios were increased to 4.0% and 5.5%, respectively, from January 1, 2014 and increased further to 4.5% and 6.0%, respectively, from January 1, 2015. Such requirements are in addition to the pre-existing requirement for a minimum ratio of Tier I and Tier II capital (less any capital deductions) to risk-weighted assets of 8.0%, which remains unchanged. The amended regulations also require an additional capital conservation buffer of 2.5% in 2019 and 2020, as well as a potential counter-cyclical capital buffer of up to 2.5%, which is determined on a quarterly basis by the Financial Services Commission.

Furthermore, we and Kookmin Bank were each designated as a domestic systemically important bank holding company and a domestic systemically important bank, respectively, for 2019 by the Financial Services Commission and were subject to an additional capital requirement of 1.0% in 2019. In June 2019, we and Kookmin Bank were each again designated as a domestic systemically important bank holding company and a domestic systemically important bank, respectively, for 2020, which would again subject us to an additional capital requirement of 1.0% in 2020.

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

Liquidity

All banks are required to ensure adequate liquidity by matching the maturities of their assets and liabilities in accordance with the Regulation on the Supervision of the Banking Business. Banks may not invest an amount exceeding 100% of their Tier I and Tier II capital (less any capital deductions) in equity securities and certain other securities with a redemption period of over three years. This stipulation does not apply to Korean government bonds, Monetary Stabilization Bonds issued by the Bank of Korea or debentures and stocks referred to in items 1 and 2, respectively, of paragraph (6) of Article 11 of the Act on the Structural Improvement of the Financial Industry. The Financial Services Commission uses the liquidity coverage ratio (described below) as the principal liquidity risk management measure, and currently requires each Korean bank to:

•	maintain a liquidity coverage ratio (defined as the ratio of highly liquid assets to total net cash outflows over a 30-day period) of not less than 100%;

•	maintain a foreign currency liquidity coverage ratio of not less than 80%; and

•	submit monthly reports with respect to the maintenance of these ratios.

The Monetary Policy Board of the Bank of Korea is empowered to fix and alter minimum reserve requirements that banks must maintain against their deposit liabilities. The current minimum reserve ratios are:

•	7% of average balances for Won currency demand deposits outstanding;

•

0% of average balances for Won currency employee asset establishment savings deposits, employee long-term savings deposits, employee house purchase savings deposits, long-term house purchase savings deposits, household long-term savings deposits and employee preferential savings deposits outstanding (with respect to employee-related deposits and household long-term savings deposits, only if such deposits were made prior to February 28, 2013); and

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

Amendments Relating to Net Stable Funding Ratio and Leverage Ratio Requirements

Effective January 31, 2018, the Financial Services Commission implemented amendments to the Regulation on Supervision of the Banking Business that impose certain liquidity- and leverage-related ratio requirements on banks in Korea, in accordance with Basel III. Pursuant to these amendments, each Korean bank is required to:

•

maintain a net stable funding ratio (defined as the ratio of the available amount of stable funding to the required amount of stable funding) of not less than 100%, where (i) the available amount of stable funding generally refers to the portion of liabilities and capital expected to be reliable over a one-year time horizon and (ii) the required amount of stable funding generally refers to the amount of stable funding that is required to be maintained based on the liquidity characteristics, residual maturities and off-balance sheet exposures of the bank’s assets, each as calculated in accordance with the Detailed Regulation on the Supervision of the Banking Business;

•

maintain a leverage ratio (defined as the ratio of core capital to total exposures) of not less than 3%, where (i) the core capital includes paid-in capital, capital surplus, retained earnings and hybrid Tier I capital instruments and (ii) total exposures include on-balance sheet exposures, derivative exposures, securities financing transaction exposures and off-balance sheet exposures, each as calculated in accordance with the Detailed Regulation on the Supervision of the Banking Business; and

•	submit monthly reports with respect to the maintenance of these ratios.

Financial Exposure to Any Individual Customer or Major Shareholder

Under the Bank Act, subject to certain exceptions, the sum of large exposures by a bank—in other words, the total sum of its credits to single individuals, juridical persons or business groups that exceed 10% of the sum of Tier I and Tier II capital (less any capital deductions)—generally must not exceed five times the sum of Tier I and Tier II capital (less any capital deductions). In addition, subject to certain exceptions, banks generally may not extend credit (including loans, guarantees, purchases of securities (extended for financial support) and any other transactions that directly or indirectly create credit risk) in excess of 20% of the sum of Tier I and Tier II capital (less any capital deductions) to a single individual or juridical person, or grant credit in excess of 25% of the sum of Tier I and Tier II capital (less any capital deductions) to a single group of companies as defined in the Monopoly Regulations and Fair Trade Act.

The Bank Act also provides for certain restrictions on extending credits to a major shareholder. A “major shareholder” is defined as:

•

a shareholder holding (together with persons who have a special relationship with that shareholder) in excess of 10%; (or 15% in the case of regional banks) in the aggregate of the bank’s total issued and outstanding voting shares; or

•

a shareholder holding (together with persons who have a special relationship with such shareholder) in excess of 4% in the aggregate of the bank’s (excluding regional banks) total issued and outstanding voting shares of a bank (excluding shares subject to the shareholding restrictions on “non-financial business group companies” as described below), where such shareholder is the largest shareholder or has actual control over the major business affairs of the bank through, for example, appointment and dismissal of the officers as prescribed by the Enforcement Decree of the Bank Act. Non-financial business group companies primarily consist of: (i) any single shareholding group whose non-financial company assets comprise no less than 25% of its aggregate net assets; (ii) any single shareholding group whose non-financial company assets comprise no less than ￦2 trillion in aggregate; or (iii) any investment company under the Financial Investment Services and Capital Markets Act of which any single shareholding group identified in (i) or (ii) above, owns more than 4% of the total issued and outstanding shares.

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

Interest Rates

Korean banks generally depend on deposits as their primary funding source. Under the Act on Registration of Credit Business, Etc. and Protection of Finance Users and the regulations thereunder, interest rates on loans made by registered banks in Korea may not exceed 24% per annum. Historically, interest rates on deposits and lending were regulated by the Monetary Policy Board. There are no controls on deposit interest rates in Korea, except for the prohibition on interest payments on current account deposits.

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

Disclosure of Management Performance

For the purpose of protecting depositors and investors in commercial banks, the Financial Services Commission requires commercial banks to publicly disclose certain material matters, including:

•	the financial condition and profit and loss of the bank and its subsidiaries;

•	fundraising by the bank and the appropriation of such funds;

•	any sanctions levied on the bank under the Bank Act or any corrective measures or sanctions under the Act on the Structural Improvement of the Financial Industry; and

•

the occurrence of any of the following events or any other event as prescribed by the applicable regulations, that have damaged or are likely to damage the soundness of the bank’s management, except as may otherwise have been disclosed by a bank or its financial holding company listed on the KRX KOSPI Market in accordance with the Financial Investment Services and Capital Markets Act,:

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

Restrictions on Lending

Pursuant to the Bank Act and its sub-regulations, a commercial bank may not provide:

•	loans secured by a pledge of the bank’s own shares, whether direct or indirect;

•	loans to enable a natural or juridical person to buy the shares issued by the bank, whether direct or indirect;

•

loans to any of the bank’s officers or employees, other than de minimis loans of up to (i) ￦20 million in the case of a general loan, (ii) ￦50 million in the case of a general loan plus a housing loan or (iii) ￦60 million in the aggregate for general loans, housing loans and loans to pay damages arising from wrongful acts of employees in financial transactions;

•	credit (including loans) secured by a pledge of the equity securities of its subsidiary corporation or to enable a natural or juridical person to buy shares of the bank’s subsidiary corporation; or

•	loans to any officers or employees of the bank’s subsidiary corporation, other than general loans of up to ￦20 million or general and housing loans of up to ￦50 million in the aggregate.

Regulations Relating to Retail Household Loans

The Financial Services Commission has implemented a number of changes in recent years to the regulations relating to retail household lending by banks. Under the currently applicable regulations:

•

as to loans secured by housing (including apartments) located nationwide, the loan-to-value ratio (the aggregate principal amount of loans secured by such collateral over the appraised value of the collateral) should not exceed 70%;

•

as to loans secured by housing (including apartments) located in areas of excessive investment or high speculation, in each case, as designated by the government, the loan-to-value ratio should not exceed 40%, except that such maximum loan-to-value ratio is 50% for low-income households that (i) have an annual income of less than ￦70 million (or ￦80 million for first-home buyers), (ii) do not currently own any housing and (iii) are using the loan to purchase low-price housing valued at less than ￦600 million;

•

as to any new loans secured by housing (including apartments) located nationwide to be extended to a household that already owns one or more houses, the maximum loan-to-value ratio may be adjusted to 10% lower than the applicable loan-to-value ratio described above;

•

as to any new loans secured by housing (including apartments) located in areas of excessive investment or high speculation to a household that already owns one or more houses, the extension of such loans is not permitted unless otherwise specified by the applicable regulations;

•

any new loans secured by high-priced housing (including apartments) located in areas of excessive investment or high speculation, for which a price exceeding ￦900 million has been officially announced pursuant to the Act on the Public Announcement of Real Estate Values, are generally prohibited;

•

as to loans secured by housing (including apartments) located in areas of excessive investment or high speculation, in each case, as designated by the government, the borrower’s debt-to-income ratio (calculated as (1) the aggregate annual total payment amount of (x) the principal of and interest on loans secured by such housing and (y) the interest on other debts of the borrower over (2) the borrower’s annual income) should not exceed 40%, except that such maximum debt-to-income ratio is 50% for low-income households that (i) have an annual income of less than ￦70 million (or ￦80 million for first-home buyers), (ii) do not currently own any housing and (iii) are using the loan to purchase low-price housing valued at less than ￦600 million; and

•

as to any new loans secured by apartments located in an unregulated Seoul metropolitan area to be extended to a household that already owns one or more houses, the maximum debt-to-income ratio may be adjusted to 10% lower than the applicable debt-to-income ratio described above.

Restrictions on Investments in Property

A bank may not invest in the following securities in excess of 100% of the sum of the bank’s Tier I and Tier II capital (less any capital deductions):

•

debt securities (within the meaning of paragraph (3) of Article 4 of the Financial Investment Services and Capital Markets Act) the maturity of which exceeds three years, but excluding government bonds, monetary stabilization bonds issued by the Bank of Korea and bonds within the meaning of item 2, paragraph (6) of Article 11 of the Act on the Structural Improvement of the Financial Industry;

•	equity securities, but excluding securities within the meaning of item 1, paragraph (6) of Article 11 of the Act on the Structural Improvement of the Financial Industry;

•	derivatives-linked securities (within the meaning of paragraph (7) of Article 4 of the Financial Investment Services and Capital Markets Act) the maturity of which exceeds three years; and

•

beneficiary certificates, investment contracts and depositary receipts (within the meaning of paragraph (2) of Article 4 of the Financial Investment Services and Capital Markets Act) the maturity of which exceeds three years.

A bank may possess real estate property only to the extent necessary to conduct its business. The aggregate value of such property may not exceed 60% of the sum of the bank’s Tier I and Tier II capital (less any capital deductions). Any property that a bank acquires by exercising its rights as a secured party, or which a bank is prohibited from acquiring under the Bank Act, must be disposed of within three years, unless otherwise specified by the regulations thereunder.

Restrictions on Shareholdings in Other Companies

Under the Bank Act, a bank may not own more than 15% of the shares outstanding with voting rights of another corporation, except where, among other reasons:

•	that corporation engages in a category of financial businesses set forth by the Financial Services Commission; or

•	the acquisition of such shares by the bank is necessary for the corporate restructuring of such corporation and is approved by the Financial Services Commission.

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

The Bank Act provides that a bank using its bank accounts and its trust accounts is not permitted to acquire the equity securities issued by the major shareholder of such bank in excess of an amount equal to 1% of the sum of Tier I and Tier II capital (less any capital deductions).

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

Restrictions on Foreign Exchange Position

Under the Foreign Exchange Transaction Act of Korea, each of a bank’s net overpurchased and oversold positions may not exceed 50% of its shareholder’s equity as of the end of the prior month.

Laws and Regulations Governing Other Business Activities

A bank must register with the Ministry of Economy and Finance to enter the foreign exchange business, which is governed by the Foreign Exchange Transaction Act of Korea. A bank must obtain the permission of the Financial Services Commission to enter the securities business, which is governed by regulations under the Financial Investment Services and Capital Markets Act. Under these laws, a bank may engage in the foreign exchange business, securities repurchase business, governmental/public bond underwriting business and governmental bond dealing business, among others.

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

Under the Financial Investment Services and Capital Markets Act, a bank with a trust business license (such as Kookmin Bank) is permitted to offer both specified money trust account products and unspecified money trust account products. However, pursuant to guidelines from regulatory authorities that discourage the sale of unspecified money trust account products, sales of such products have generally been suspended.

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

Environment

In 2015, our operations became subject to the Framework Act on Low Carbon, Green Growth, which was enacted in April 2010, and the Greenhouse Gas Emissions Trading System Act, which was enacted in May 2012. The Framework Act on Low Carbon, Green Growth and the regulations thereunder establish the greenhouse gas and energy target management system, which requires companies to establish and achieve greenhouse gas emissions and energy consumption targets on an annual basis. The Greenhouse Gas Emissions Trading System Act and the regulations thereunder establish the Korean emissions trading scheme, under which companies are allocated a limited volume of emission allowances and are allowed to trade excess emission allowances.

We actively seek to engage in environmentally responsible management of our operations. We have developed a program for our operations to achieve energy efficiency objectives and reduce our greenhouse gas emissions to lessen our impact on the environment.

Item 4.C.	Organizational Structure

The following chart provides an overview of our structure, including our significant subsidiaries and our ownership of such subsidiaries as of March 31, 2020:

Our largest subsidiary is Kookmin Bank, the assets of which represented approximately 74.7% of our total assets as of December 31, 2019. The following table provides summary information for our operating subsidiaries that are consolidated in our consolidated financial statements as of and for the year ended December 31, 2019, including their consolidated total assets, operating revenue, profit (loss) and total equity:

Subsidiaries	Total Assets		Operating Revenue		Profit (Loss)		Total Equity
	(in millions of Won)
Kookmin Bank	￦	387,425,038	￦	20,817,431	￦	2,439,079	￦	29,004,233
KB Securities Co., Ltd.		47,816,512		8,053,363		257,893		4,684,654
KB Insurance Co., Ltd.		36,552,368		12,661,927		234,327		3,862,908
KB Kookmin Card Co., Ltd.		22,990,114		3,102,186		316,546		4,064,919
KB Life Insurance Co., Ltd.		9,801,905		1,506,417		15,963		615,338
KB Asset Management Co., Ltd.		310,018		148,780		48,899		195,242
KB Capital Co., Ltd.		11,190,568		931,694		117,028		1,154,491
KB Savings Bank Co., Ltd.		1,361,032		92,435		16,301		212,407
KB Real Estate Trust Co., Ltd.		377,938		119,899		61,713		292,806
KB Investment Co., Ltd.		756,972		99,822		11,311		214,751
KB Credit Information Co., Ltd.		27,834		38,278		(256)		14,898
KB Data Systems Co., Ltd.		41,690		158,067		4,664		20,691

Further information regarding our subsidiaries is provided below:

•

Kookmin Bank was established in Korea in 2001 as a result of the merger of the former Kookmin Bank (established in 1963) and H&CB (established in 1967). Kookmin Bank provides a wide range of banking and other financial services to individuals, small- and medium-sized enterprises and large corporations in Korea. As of December 31, 2019, Kookmin Bank was one of the largest commercial banks in Korea based upon total assets (including loans) and deposits. As of December 31, 2019, Kookmin Bank had approximately 31.5 million customers, with 1,051 branches nationwide.

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

Our registered office and corporate headquarters are located at 26, Gukjegeumyung-ro 8-gil, Yeongdeungpo-gu, Seoul 07331, Korea. The following table presents information regarding certain of our properties in Korea:

Type of facility/building	Location	Area (square meters)
Registered office and corporate headquarters and Kookmin Bank headquarters	26, Gukjegeumyung-ro 8-gil, Yeongdeungpo-gu, Seoul 07331	5,354
KB Kookmin Card headquarters building	Jongno-gu, Seoul	3,923
Kookmin Bank training institute	Ilsan	207,560
Kookmin Bank training institute	Daecheon	4,158
Kookmin Bank training institute	Sokcho	15,559
Kookmin Bank training institute	Cheonan	196,649
Kookmin Bank IT center	Gangseo-gu, Seoul	13,116
Kookmin Bank IT center	Yeouido, Seoul	5,928
Kookmin Bank IT center	Yeouido, Seoul	2,006
Kookmin Bank IT center	Gimpo	13,144
Kookmin Bank support center	Seongbuk-gu, Seoul	9,939
KB Securities training institute	Kiheung-gu, Yongin	64,600

In addition, we entered into a land purchase agreement in March 2016 to purchase a site of approximately 4,727 square meters located in Yeouido, Seoul, on which we plan to construct a new headquarters building for Kookmin Bank (with a floor space of approximately 67,683 square meters). We anticipate that our total capital expenditures for the construction of the building, which is scheduled to be completed in August 2020, will amount to approximately W425 billion, of which an aggregate amount of W207 billion was incurred as of December 31, 2019.

As of December 31, 2019, we had a countrywide network of 1,051 banking branches and sub-branches, as well as 475 branches and sub-branches and 201 representative offices for our other operations including our credit card, securities brokerage, insurance and consumer finance businesses. Approximately one-fifth of these facilities are housed in buildings owned by us, while the remaining branches are leased properties. See “Item 4.B. Business Overview—Capital Markets Activities and International Banking/Finance—International Banking/Finance” for a list of our overseas subsidiaries, branches and representative and liaison offices in operation as of December 31, 2019. Kookmin Bank, Gurgaon Representative Office in India converted to Kookmin Bank, Gurugram Branch in February 2019. Kookmin Bank, Hanoi Representative Office is currently being liquidated. Lease terms are generally from two to three years and seldom exceed five years. Kookmin Bank International Ltd., previously one of our operating subsidiaries, was converted to a branch in London in May 2018. We do not own any material properties outside of Korea.

The net carrying amount of all the properties owned by us at December 31, 2019 was ￦3,934 billion.

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

Trends in the Korean Economy

Our financial position and results of operations have been and will continue to be significantly affected by financial and economic conditions in Korea. In recent years, commercial banks, consumer finance companies and other financial institutions in Korea have made significant investments and engaged in aggressive marketing in retail lending (including mortgage and home equity loans), leading to substantially increased competition in this segment. From the second half of 2016 to 2019, the Korean government introduced various measures to tighten regulations on mortgage lending and housing subscription in response to the rapid growth in consumer debt and concerns over speculative investments in real estate in certain areas. Notwithstanding such measures, demand for residential property in certain areas, including Seoul, continued to increase through the end of 2019, and accompanied by an increase in the prices of such residential property, our portfolio of retail loans increased from ￦146,150 billion as of December 31, 2017 to ￦158,807 billion as of December 31, 2018 and ￦166,307 billion as of December 31, 2019. Nevertheless, a decrease in housing prices as a result of the implementation of such measures, together with the high level of consumer debt and deteriorating domestic and global economic conditions, could result in declines in consumer spending and reduced economic growth, which may lead to increases in delinquency levels of our portfolio of retail loans. In 2019, we recorded charge-offs of ￦443 billion and provisions for loan losses of ￦515 billion in respect of our retail loan portfolio, compared to charge-offs of ￦381 billion and provision for loan losses of ￦270 billion in 2018 and charge-offs of ￦342 billion and provision for loan losses of ￦233 billion in 2017. See “Item 3.D. Risk Factors—Risks relating to our retail credit portfolio.”

Our loans to small- and medium-sized enterprises increased from ￦97,379 billion as of December 31, 2017 to ￦112,487 billion as of December 31, 2019. Substantial growth in lending in Korea to small- and medium-sized enterprises in recent years, and financial difficulties experienced by such enterprises as a result of, among other things, adverse changes in economic conditions in Korea and globally (such as the ongoing COVID-19 pandemic affecting many countries worldwide, including Korea), may lead to increasing delinquencies and a deterioration in overall asset quality in the credit exposures of Korean banks to small- and medium-sized enterprises. In 2019, we recorded charge-offs of ￦18 billion in respect of our loans to small- and medium-sized enterprises, compared to charge-offs of ￦35 billion in 2018 and ￦308 billion in 2017. See “Item 3.D. Risk Factors—Risks relating to our small- and medium-sized enterprise loan portfolio—We have significant exposure to small- and medium-sized enterprises, and any financial difficulties experienced by these customers may result in a deterioration of our asset quality and have an adverse impact on us.”

The Korean economy is closely tied to, and is affected by developments in, the global economy. The overall prospects for the Korean and global economy remain uncertain. In recent years and in 2020, the global financial markets have experienced significant volatility as a result of, among other things:

•

the occurrence of severe health pandemics, such as the ongoing global outbreak of the COVID-19 pandemic, or other severe health epidemics in Korea or other parts of the world, such as the Middle East Respiratory Syndrome outbreak in Korea in 2015;

•	interest rate fluctuations as well as changes in policy rates by the U.S. Federal Reserve and other central banks;

•	financial and social difficulties affecting many countries worldwide, in particular in Latin America and Europe;

•	a deterioration in economic and trade relations between the United States and its major trading partners, including China;

•	escalations in trade protectionism globally and geopolitical tensions in East Asia and the Middle East;

•	the slowdown of economic growth in China and other major emerging market economies;

•	increased uncertainties resulting from the United Kingdom’s exit from the European Union; and

•	political and social instability in various countries in the Middle East, including Syria, Iraq and Yemen.

In light of the high level of interdependence of the global economy, unfavorable changes in the global financial markets, including as a result of any of the foregoing developments, could have a material adverse effect on the Korean economy and financial markets, and in turn on our business, financial condition and results of operations. In particular, the recent global outbreak of COVID-19, which was declared a “pandemic” by The World Health Organization on March 11, 2020, has led to significant global economic and financial disruptions, including an adverse impact on international trade and business activities, sharp declines and significant volatility in the financial markets as well as decreases in interest rates worldwide.

We are also exposed to adverse changes and volatility in the global and Korean financial markets as a result of our liabilities and assets denominated in foreign currencies and our holdings of trading and investment securities, including structured products. The value of the Won relative to major foreign currencies in general and the U.S. dollar in particular has fluctuated widely in recent years, in particular as a result of the ongoing COVID-19 pandemic. A depreciation of the Won will increase our cost in Won of servicing our foreign currency-denominated debt, while continued exchange rate volatility may also result in foreign exchange losses for us. Furthermore, as a result of the deterioration in global and Korean economic conditions, there has been downward pressures on securities prices, including the stock prices of Korean and foreign companies in which we hold an interest. Such developments have resulted in and may lead to further trading and valuation losses on our trading and investment securities portfolio as well as impairment losses on our investments accounted for under the equity method.

As a result of the ongoing impact of the COVID-19 pandemic on the Korean and global economies and financial markets, as well as factors such as fluctuations in oil and commodity prices, interest and exchange rate fluctuations, higher unemployment, lower consumer confidence, stock market volatility, changes in fiscal and monetary policies and continued tensions with North Korea, the economic outlook for the financial services sector in Korea in 2020 and for the foreseeable future remains highly uncertain.

Acquisitions

In recent years, we have engaged in a number of acquisitions, which have affected, and may continue to affect, our results of operations and their comparability from period to period.

In March 2014, we acquired 52.02% of the outstanding shares of Woori Financial Co., Ltd., a publicly listed Korean consumer finance company, from Woori Finance Holdings Co., Ltd. for ￦280 billion, and subsequently renamed the entity KB Capital Co., Ltd. As a result, KB Capital became a consolidated subsidiary. We conducted a tender offer in May 2017, through which we acquired 5,949,300 shares of KB Capital at ￦27,500 per share, increasing our shareholding in KB Capital to 79.70%. We subsequently acquired the remaining outstanding shares of KB Capital in exchange for 2,269,057 shares of common stock of our company through a comprehensive stock swap effected in July 2017, as a result of which KB Capital became a wholly-owned subsidiary. As of December 31, 2019, KB Capital had total assets of ￦11,191 billion and total equity of ￦1,154 billion, and in 2019, its total operating income amounted to ￦932 billion and its profit for the year amounted to ￦117 billion.

In June 2015, we acquired 19.47% of the outstanding shares of LIG Insurance Co., Ltd., a publicly listed Korean non-life insurance company, from a group of individual shareholders for ￦651 billion, and subsequently renamed the entity KB Insurance Co., Ltd. In November 2015, we increased our shareholding in KB Insurance to 33.29% by acquiring its treasury shares for ￦231 billion, and in December 2016, we further increased our shareholding to 39.81% by purchasing new shares of KB Insurance for ￦171 billion in a rights offering. Subsequently, through a tender offer conducted in May 2017, we acquired 36,237,649 shares of KB Insurance at ￦33,000 per share, increasing our shareholding to 94.30%, as a result of which KB Insurance became a consolidated subsidiary. In July 2017, we effected a comprehensive stock swap to acquire the remaining outstanding shares of KB Insurance in exchange for 2,170,943 shares of common stock of our company, as a result of which KB Insurance became a wholly-owned subsidiary. In connection with our acquisition of additional shares of KB Insurance in May 2017, we recognized ￦2,434 billion of intangible assets, consisting mainly of the value of business acquired, which represents the difference between the fair value of KB Insurance’s insurance contract liabilities acquired and their book value as of the acquisition date. The value of business acquired is amortized over an estimated useful life of 60 years using the declining balance method, and the related amortization expense is recorded as part of our insurance expense. See Notes 3.8 and 15 of the notes to our consolidated financial statements included elsewhere in this annual report. As of December 31, 2019, KB Insurance had total assets of ￦36,552 billion and total equity of ￦3,863 billion, and in 2019, its total operating income amounted to ￦12,662 billion and its profit for the year amounted to ￦234 billion.

In addition, in May 2016, we acquired 22.56% of the outstanding shares of Hyundai Securities Co., Ltd., a publicly listed Korean securities firm, from Hyundai Merchant Marine Co., Ltd. and other shareholders for ￦1,242 billion, and further increased our shareholding in Hyundai Securities to 29.62% in June 2016 by acquiring treasury shares of Hyundai Securities for ￦107 billion. In October 2016, we increased our shareholding in Hyundai Securities to 100% by effecting a comprehensive stock swap of the outstanding shares of Hyundai Securities for 31,759,844 newly issued shares of common stock of our company, as a result of which Hyundai Securities became a consolidated subsidiary. In connection with such comprehensive stock swap, we recognized gains on bargain purchase of ￦629 billion, representing the excess of the total identifiable net assets of Hyundai Securities over the total consideration transferred (consisting of the sum of the fair value of our holdings of Hyundai Securities shares at the time of the comprehensive stock swap and the value of our common shares issued in the comprehensive stock swap), which was recorded as part of our non-operating income for 2016. Following such transaction, we merged an existing subsidiary, KB Investment & Securities, with and into Hyundai Securities in December 2016 and changed the name of the surviving entity to KB Securities Co., Ltd. As of December 31, 2019, KB Securities had total assets of ￦47,817 billion and total equity of ￦4,685 billion, and in 2019, its total operating income amounted to ￦8,053 billion and its profit for the year amounted to ￦258 billion.

Most recently, in April 2020, we entered into a share purchase agreement to acquire all of the outstanding shares of The Prudential Life Insurance Company of Korea, Ltd., or Prudential Life Insurance, a provider of life insurance services in Korea, from Prudential Financial, Inc. for ￦2,265 billion, which amount is subject to change pending closing. The completion of such acquisition is subject to regulatory approvals and other closing conditions. As of December 31, 2019, Prudential Life Insurance had total assets of ￦21,079 billion and total equity of ￦2,914 billion, and in 2019, its total operating revenue amounted to ￦2,260 billion and its profit for the year amounted to ￦141 billion.

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

	June 30, 2015		Dec. 31, 2015		June 30, 2016		Dec. 30, 2016		June 30, 2017		Dec. 28, 2017		June 29, 2018	Dec. 31, 2018	June 28, 2019	Dec. 31, 2019
KOSPI		2,074.20		1,961.31 (4)		1,970.35		2,026.46 (5)		2,391.79		2,467.49 (6)	2,326.13	2,041.04 (7)	2,130.62	2,197.67 (8)
~~W~~/US$ exchange rates(1)	￦	1,117.3	￦	1,169.3	￦	1,154.2	￦	1,203.7	￦	1,143.8	￦	1,067.4	~~W~~1,111.8	~~W~~1,112.9	~~W~~1,156.8	~~W~~1,157.8
Corporate bond rates(2)		2.51%		2.64%		2.26%		2.79%		2.84%		3.08%	2.93%	2.58%	1.98%	1.99%
Treasury bond rates(3)		1.79%		1.66%		1.25%		1.64%		1.70%		2.10%	2.12%	1.82%	1.47%	1.36%

(1)	Represents the noon buying rate on the dates indicated.
(2)	Measured by the yield on three-year Korean corporate bonds rated as A+ by the Korean credit rating agencies.
(3)	Measured by the yield on three-year treasury bonds issued by the Ministry of Economy and Finance of Korea.
(4)	As of December 30, 2015, the last day of trading for the KRX KOSPI Market in 2015.
(5)	As of December 29, 2016, the last day of trading for the KRX KOSPI Market in 2016.
(6)	As of December 28, 2017, the last day of trading for the KRX KOSPI Market in 2017.
(7)	As of December 31, 2018, the last day of trading for the KRX KOSPI Market in 2018.
(8)	As of December 30, 2019, the last day of trading for the KRX KOSPI Market in 2019.

Changes in Accounting Policies

Adoption of IFRS 16

IFRS 16 Leases, or IFRS 16, issued by the IASB in January 2016, is a new IFRS accounting standard aimed at facilitating a more faithful representation of, and improving the transparency of information relating to, lease-related assets and liabilities, and is effective for annual periods beginning on or after January 1, 2019. IFRS 16, which replaces IAS 17, introduces a single, on-balance sheet lease accounting model for lessees and requires a lessee to recognize a right-of-use asset representing the lessee’s right to use the underlying leased asset and a lease liability representing the present value of the lessee’s obligation to make future lease payments. We initially adopted IFRS 16 from January 1, 2019, applying the modified retrospective approach, which allows us to recognize the cumulative impact of applying IFRS 16 as an adjustment to the opening balance of our retained earnings as of January 1, 2019 with no comparative information for prior periods.

We have applied IFRS 16 in our consolidated financial statements as of and for the year ended December 31, 2019 included elsewhere in this annual report. As permitted by the transition rules of IFRS 16, our consolidated financial statements as of and for the years ended December 31, 2017 and 2018 included elsewhere in this annual report have not been restated to retroactively apply IFRS 16.

For additional information regarding IFRS 16 and the impact of its application to our consolidated financial statements, see Notes 2.1 and 44 of the notes to our consolidated financial statements.

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

We have established our allowance for loan losses as of December 31, 2018 and 2019 in accordance with IFRS 9 and as of December 31, 2017 in accordance with IAS 39.

Our accounting policies under IFRS 9 for losses arising from the impairment of loans and allowances for loan losses are described in Note 3.6 of the notes to our consolidated financial statements. The impairment model under IFRS 9 requires recording of allowance for credit losses based on expected losses instead of incurred losses (as was the case under IAS 39), and recognition of any subsequent changes in expected credit losses in profit or loss. Under IFRS 9, the allowance required to be established with respect to a loan or receivable is the amount of the 12-month expected credit loss or the lifetime expected credit loss for the applicable loan or receivable, according to the three stages of credit risk deterioration since initial recognition, as follows:

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

Expected credit losses are a probability-weighted estimate of credit losses (i.e., the present value of all cash shortfalls) within 12 months of stage 1 loans or receivables and over the expected life of stages 2 and 3 loans or receivables. We measure expected credit losses by reflecting supportable information that is reasonably available at the reporting date without undue cost or effort, including information about past events, current conditions and forecasts of future economic conditions.

Our consolidated financial statements for the year ended December 31, 2019 included a total allowance for credit losses of ￦2,408 billion as of that date. Our total loan charge-offs, net of recoveries, amounted to ￦799 billion, and we recorded provisions for credit losses of ￦657 billion in 2019.

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

Our consolidated financial statements for the year ended December 31, 2019 included financial assets measured at fair value using a valuation technique of ￦76,736 billion, representing 74.4% of total financial assets measured at fair value, and financial liabilities measured at fair value using a valuation technique of ￦15,554 billion, representing 84.7% of total financial liabilities measured at fair value. As used herein, the fair value using a valuation technique means the fair value at Level 2 and Level 3 in the fair value hierarchy.

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

Deferred Income Tax Assets

Our accounting policy for the recognition of deferred income tax assets is described in Notes 3.20 and 16 of the notes to our consolidated financial statements. The recognition of deferred income tax assets relies on an assessment of the probability and sufficiency of future taxable profits, future reversals of existing taxable temporary differences and ongoing tax planning strategies.

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

Our consolidated financial statements for the year ended December 31, 2019 included deferred income tax assets and liabilities of ￦4 billion and ￦778 billion, respectively, as of that date, after offsetting of ￦1,712 billion of deferred income tax liabilities and assets.

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

Uncertain Tax Positions

Our accounting policy for the recognition of uncertain tax positions is described in Note 3.20 of the notes to our consolidated financial statements.

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

Results of Operations

Net Interest Income

The following table shows, for the periods indicated, the principal components of our net interest income:

	Year Ended December 31,						Percentage Change
	2017		2018		2019		2018/2017		2019/2018
	(in billions of Won, except percentages)						(%)
Interest income
Deposits at amortized cost(1)	￦	—	￦	109	￦	151	N/A	(5)	38.5
Due from financial institutions (IAS 39)(1)		126		—		—	N/A	(5)	N/A	(5)
Financial assets at fair value through profit or loss(2)		—		749		704	N/A	(5)	(6.0)
Financial assets at fair value through profit or loss (IAS 39)		537		—		—	N/A	(5)	N/A	(5)
Loans		—		11,552		12,395	N/A	(5)	7.3
Loans (IAS 39)		10,096		—		—	N/A	(5)	N/A	(5)
Financial investments (debt securities)(3)		—		1,325		1,390	N/A	(5)	4.9
Financial investments (debt securities) (IAS 39)(3)		1,160		—		—	N/A	(5)	N/A	(5)

Total interest income		11,919		13,735		14,639	15.2		6.6

Interest expense
Deposits		2,345		3,042		3,481	29.7		14.4
Debts		446		639		720	43.3		12.7
Debentures		880		1,149		1,241	30.6		8.0

Total interest expense		3,672		4,830		5,442	31.5		12.7

Net interest income	￦	8,247	￦	8,905	￦	9,197	8.0		3.3

Net interest margin(4)		2.27%		2.23%		2.14%

(1)	Consists of cash and interest-earning deposits in other banks.
(2)

Includes deposits, loans and securities at fair value through profit or loss. For information on interest income arising from such financial instruments, see Note 27 of the notes to our consolidated financial statements included elsewhere in this annual report.

(3)

Consists of our financial assets at fair value through other comprehensive income and at amortized cost (or our available-for-sale and held to maturity financial asset) portfolios. For 2018 and 2019, includes loans at fair value through other comprehensive income. For information on interest income arising from such financial instruments, see Note 27 of the notes to our consolidated financial statements included elsewhere in this annual report.

(4)	The ratio of net interest income to average interest-earning assets. See “Item 3.A. Selected Financial Data—Profitability ratios and other data.”
(5)	“N/A” means not applicable.

Comparison of 2019 to 2018

Interest income. Interest income increased 6.6% from ￦13,735 billion in 2018 to ￦14,639 billion in 2019, primarily as a result of a 7.3% increase in interest on loans, which was enhanced by a 4.9% increase in interest on financial investments. Such increase was partially offset by a 6.0% decrease in interest on financial assets at fair value through profit or loss. The average volume of our interest-earning assets increased 7.4% from ￦399,368 billion in 2018 to ￦429,046 billion in 2019, principally due to growth in our loan and financial investments portfolios. The effect of such increase was partially offset by a 3 basis point decrease in the average yields on our interest-earning assets from 3.44% in 2018 to 3.41% in 2019, which mainly reflected a decrease in the general level of interest rates in Korea commencing in the second half of 2019, despite an increase in the general level of interest rates in Korea in 2019 compared to 2018.

A substantial majority of loans that were previously classified as “loans” under IAS 39 are classified since 2018 as “loans at amortized cost” under IFRS 9, while a small portion of loans that were previously classified as “loans” under IAS 39 are classified since 2018 as “financial assets at fair value through profit or loss” or “financial investments (debt securities).” The 7.3% increase in interest on loans from ￦11,552 billion in 2018 to ￦12,395 billion in 2019 was primarily the result of:

•

a 4.9% increase in the average volume of corporate loans from ￦134,938 billion in 2018 to ￦141,600 billion in 2019, which was enhanced by a 7 basis point increase in the average yields on such loans from 3.31% in 2018 to 3.38% in 2019;

•

a 10.8% increase in the average volume of mortgage loans from ￦65,799 billion in 2018 to ￦72,897 billion in 2019, which was enhanced by a 3 basis point increase in the average yields on such loans from 3.03% in 2018 to 3.06% in 2019; and

•

an 11.8% increase in the average volume of other consumer loans from ￦52,333 billion in 2018 to ￦58,514 billion in 2019, which was partially offset by an 18 basis point decrease in the average yields on such loans from 4.76% in 2018 to 4.58% in 2019.

The increase in the average volumes of corporate loans mainly reflected our increased marketing efforts and increased demand for such loans from corporate borrowers in Korea. The increase in the average volume of mortgage loans and other consumer loans was attributable primarily to higher demand for such loans among consumers in Korea. The increase in average yields on corporate loans and mortgage loans mainly reflected an increase in the general level of interest rates in Korea in 2019 compared to 2018. The average yields on other consumer loans decreased mainly as a result of a decrease in interest rates applicable to such loans commencing in the second half of 2019, which was reflected in such loans earlier than in other types of loans.

Overall, the average volume of our loans increased 6.9% from ￦306,710 billion in 2018 to ￦327,747 billion in 2019, while the average yields on our loans increased by 1 basis point from 3.77% in 2018 to 3.78% in 2019.

Our financial investments portfolio consists of financial assets at fair value through other comprehensive income (or available-for-sale financial assets) and financial assets at amortized cost (or held-to-maturity financial assets), including debt securities issued by government-owned or -controlled enterprises or financial institutions and debt securities issued by Korean banks and other financial institutions. A substantial majority of financial investments that were previously classified as “available-for-sale financial assets” under IAS 39 are classified since 2018 as “financial assets at fair value through other comprehensive income” under IFRS 9, while a small portion of financial investments that were previously classified as “available-for-sale financial assets” under IAS 39 are classified since 2018 as “financial assets at fair value through profit or loss” or “financial assets at amortized cost” under IFRS 9. A substantial majority of financial investments that were previously classified as “held-to-maturity financial assets” under IAS 39 are classified since 2018 as “financial assets at amortized cost” under IFRS 9, while a small portion of financial investments that were previously classified as “held-to-maturity financial assets” under IAS 39 are classified since 2018 as “financial assets at fair value through profit or loss” under IFRS 9. The 4.9% increase in interest on financial investments from ￦1,325 billion in 2018 to ￦1,390 billion in 2019 was primarily the result of a 12.6% increase in the average volume of financial investments from ￦56,585 billion in 2018 to ￦63,699 billion in 2019, which was partially offset by a 16 basis point decrease in average yields on financial investments from 2.34% in 2018 to 2.18% in 2019. The increase in the average volume of financial investments was primarily due to an increase in our purchases of debt securities issued by Korean banks and other financial institutions. The decrease in average yields on financial investments mainly reflected a decrease in the general level of interest rates in Korea commencing in the second half of 2019, which was reflected in financial investments earlier than in other types of interest-earning assets.

The 6.0% decrease in interest on financial assets at fair value through profit or loss from ￦749 billion in 2018 to ￦704 billion in 2019 was primarily due to a 9 basis point decrease in average yields on such financial assets from 2.68% in 2018 to 2.59% in 2019, which was enhanced by a 2.7% decrease in the average volume of such financial assets from ￦27,911 billion in 2018 to ￦27,164 billion in 2019. The decrease in average yields on such financial assets mainly reflected a decrease in the general level of interest rates in Korea commencing in the second half of 2019, which was reflected in financial assets at fair value through profit or loss earlier than in other types of interest-earning assets. The decrease in the average volume of such financial assets mainly reflected our decreased purchases of such financial assets due to the lower interest rate environment in Korea commencing in the second half of 2019.

Interest expense. Interest expense increased 12.7% from ￦4,830 billion in 2018 to ￦5,442 billion in 2019 primarily due to a 14.4% increase in interest expense on deposits, which was enhanced by an 8.0% increase in interest expense on debentures and a 12.7% increase in interest expense on debts. The average volume of our interest-bearing liabilities increased 7.8% from ￦347,045 billion in 2018 to ￦374,114 billion in 2019, which principally reflected increases in the average volumes of deposits. The effect of this increase was enhanced by a 6 basis point increase in the average cost of interest-bearing liabilities from 1.39% in 2018 to 1.45% in 2019, which was driven mainly by an increase in the general level of interest rates in Korea in 2019 compared to 2018.

The 14.4% increase in interest expense on deposits from ￦3,042 billion in 2018 to ￦3,481 billion in 2019 was primarily due to a 10.5% increase in the average volume of time deposits from ￦141,021 billion in 2018 to ￦155,762 billion in 2019, which was enhanced by a 7 basis point increase in the average cost of such deposits from 1.87% in 2018 to 1.94% in 2019. The increase in the average volume of time deposits was principally due to customers’ continuing preference for low-risk products and institutions in Korea in light of increased uncertainties in domestic and global financial markets in 2019. The increase in the average cost of time deposits mainly reflected an increase in the general level of interest rates in Korea in 2019 compared to 2018. Overall, the average volume of our deposits increased 8.3% from ￦261,333 billion in 2018 to ￦283,062 billion in 2019, while the average cost of our deposits increased by 7 basis points from 1.16% in 2018 to 1.23% in 2019.

The 8.0% increase in interest expense on debentures from ￦1,149 billion in 2018 to ￦1,241 billion in 2019 was primarily due to a 9.2% increase in the average volume of debentures from ￦48,147 billion in 2018 to ￦52,574 billion in 2019, which was partially offset by a 3 basis point decrease in the average cost of debentures from 2.39% in 2018 to 2.36% in 2019. The increase in the average volume of debentures was principally due to our increased use of debentures to meet our funding needs. The decrease in the average cost of debentures mainly reflected a decrease in interest rates applicable to debentures commencing in the second half of 2019, which was reflected in debentures earlier than in other types of interest-bearing liabilities.

The 12.7% increase in interest expense on debts from ￦639 billion in 2018 to ￦720 billion in 2019 was principally attributable to a 17 basis point increase in the average cost of debts from 1.70% in 2018 to 1.87% in 2019, which was enhanced by a 2.4% increase in the average volume of debts from ￦37,565 billion in 2018 to ￦38,478 billion in 2019. The increase in the average cost of debts mainly reflected an increase in the general level of interest rates in Korea in 2019 compared to 2018, while the increase in the average volume of debts was primarily due to our increased use of debts to meet our funding needs.

Net interest margin. Net interest margin represents the ratio of net interest income to average interest-earning assets. Our overall net interest margin decreased from 2.23% in 2018 to 2.14% in 2019, as a 3.3% increase in our net interest income from ￦8,905 billion in 2018 to ￦9,197 billion in 2019 was outpaced by a 7.4% increase in the average volume of our interest-earnings assets from ￦399,368 billion in 2018 to ￦429,046 billion in 2019. The growth in average interest-earning assets outpaced a 7.8% increase in average interest-bearing liabilities from ￦347,045 billion in 2018 to ￦374,114 billion in 2019, while the increase in interest income outpaced an increase in interest expense, resulting in an increase in net interest income. However, our net interest spread, which represents the difference between the average yield on our interest-earning assets and the average cost of our interest-bearing liabilities, decreased from 2.05% in 2018 to 1.96% in 2019. The decrease in our net interest spread reflected an increase in the average cost of our interest-bearing liabilities, compared to a decrease in the average yield of our interest-earning assets, primarily due to the earlier adjustment of interest rates on interest-earning assets compared to interest rates on interest-bearing liabilities in the context of a lower interest rate environment in the second half of 2019.

Comparison of 2018 to 2017

Interest income. Interest income increased 15.2% from ￦11,919 billion in 2017 to ￦13,735 billion in 2018, primarily as a result of a 14.4% increase in interest on loans, which was enhanced by a 39.3% increase in interest on financial assets at fair value through profit or loss and a 14.3% increase in interest on financial investments. The average volume of our interest-earning assets increased 10.0% from ￦363,203 billion in 2017 to ￦399,368 billion in 2018, principally due to growth in our loan and financial investments portfolios. The effect of this increase was enhanced by a 16 basis point increase in the average yields on our interest-earning assets from 3.28% in 2017 to 3.44% in 2018, which mainly reflected an increase in the general level of interest rates in Korea in 2018 compared to 2017.

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

Interest expense. Interest expense increased 31.5% from ￦3,672 billion in 2017 to ￦4,830 billion in 2018 primarily due to a 29.7% increase in interest expense on deposits, which was enhanced by a 30.6% increase in interest expense on debentures and a 43.3% increase in the interest on debts. The average cost of interest-bearing liabilities increased by 22 basis points from 1.17% in 2017 to 1.39% in 2018, which was driven mainly by an increase in the general level of interest rates in Korea in 2018 compared to 2017. The effect of this increase was enhanced by a 10.5% increase in the average volume of interest-bearing liabilities from ￦314,118 billion in 2017 to ￦347,045 billion in 2018, which principally reflected increases in the average volumes of deposits and debentures.

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

Net interest margin. Our overall net interest margin decreased from 2.27% in 2017 to 2.23% in 2018, as an 8.0% increase in our net interest income from ￦8,247 billion in 2017 to ￦8,905 billion in 2018 was outpaced by a 10.0% increase in the average volume of our interest-earnings assets from ￦363,203 billion in 2017 to ￦399,368 billion in 2018. The growth in average interest-earning assets outpaced a 10.5% increase in average interest-bearing liabilities from ￦314,118 billion in 2017 to ￦347,045 billion in 2018, while the increase in interest income outpaced an increase in interest expense, resulting in an increase in net interest income. However, our net interest spread decreased from 2.11% in 2017 to 2.05% in 2018. The decrease in our net interest spread reflected a larger increase in the average cost of our interest-bearing liabilities, relative to the increase in the average yield of our interest-earning assets, primarily due to the earlier adjustment of interest rates on interest-earning assets compared to interest rates on interest-bearing liabilities in the context of general interest rate levels in Korea which increased commencing in the second half of 2017 but started to decrease in the second half of 2018.

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

In accordance with the guidelines of the Financial Supervisory Service, if our provision for loan losses is deemed insufficient for regulatory purposes, we compensate for the difference by recording a regulatory reserve for credit losses, which is segregated within retained earnings. See “Item 4.B. Business Overview—Assets and Liabilities—Loan Portfolio—Regulatory Reserve for Credit Losses” and Note 26.5 of the notes to our consolidated financial statements included elsewhere in this annual report.

Comparison of 2019 to 2018

Our provision for credit losses decreased slightly from ￦674 billion in 2018 to ￦670 billion in 2019, primarily due to decreases in provisions for loan losses in respect of our corporate loans and, to a lesser extent, our credit card receivables. Such decreases resulted mainly from an improvement in the overall asset quality of our corporate loan portfolio and credit card receivables. Such decreases were offset in part by an increase in provision for loan losses in respect of our retail loans, which resulted primarily from a deterioration in the overall asset quality of our retail loan portfolio, as well as an increase in the volume of such loans.

Our write-offs increased 10.1% from ￦1,079 billion in 2018 to ￦1,188 billion in 2019, primarily due to increases in write-offs of retail loans and credit card receivables.

Our reversal of provision for payment guarantees and unused loan commitments decreased 90.9% from ￦11 billion in 2018 to ￦1 billion in 2019, due mainly to a change in provision for payment guarantees from a reversal of provision of ￦26 billion in 2018 to a provision of ￦2 billion in 2019.

Comparison of 2018 to 2017

Our provision for credit losses increased 23.0% from ￦548 billion in 2017 to ￦674 billion in 2018, primarily due to increases in provisions for loan losses in respect of our credit card receivables and, to a lesser extent, our retail loans. Such increases resulted mainly from an overall deterioration in the asset quality of our credit card receivables and retail loans, as well as increases in the outstanding volumes of such receivables and loans. Such increases were offset in part by a decrease in provision for loan losses in respect of our corporate loans, which resulted primarily from an improvement in the overall asset quality of our corporate loan portfolio.

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

Corporate Loans. The following table shows, for the periods indicated, certain information regarding our impaired corporate loans:

	As of December 31,
	2017	2018	2019
Impaired corporate loans as a percentage of total corporate loans	1.1%	0.8%	0.5%
Allowances for loan losses for corporate loans as a percentage of total corporate loans	0.9	0.9	0.6
Allowances for loan losses for corporate loans as a percentage of impaired corporate loans	86.7	110.0	116.3
Net charge-offs of corporate loans as a percentage of total corporate loans	0.1	0.0	0.1

During 2019, both impaired corporate loans and allowances for loan losses for corporate loans, as a percentage of total corporate loans, decreased primarily due to a decrease in our impaired corporate loans, which mainly reflected our efforts to improve the asset quality of our corporate loan portfolio, as well as an increase in our total corporate loans. Such decrease in our impaired corporate loans outpaced a decrease in allowances for loan losses for corporate loans, which caused the level of allowances for loan losses for corporate loans as a percentage of impaired corporate loans to increase during 2019.

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

Retail Loans. The following table shows, for the periods indicated, certain information regarding our impaired retail loans:

	As of December 31,
	2017	2018	2019
Impaired retail loans as a percentage of total retail loans	0.3%	0.3%	0.4%
Allowances for loan losses for retail loans as a percentage of total retail loans	0.3	0.4	0.4
Allowances for loan losses for retail loans as a percentage of impaired retail loans	86.6	119.9	117.8
Net charge-offs of retail loans as a percentage of total retail loans	0.1	0.2	0.2

During 2019, impaired retail loans as a percentage of total retail loans increased as the rate of increase in our impaired retail loans, which reflected a deterioration in the overall asset quality of our retail loan portfolio, outpaced the rate of increase in the amount of our total retail loans. Allowances for loan losses for retail loans as a percentage of total retail loans remained constant, while allowances for loan losses for retail loans as a percentage of impaired retail loans decreased during 2019, reflecting a rate of increase in impaired retail loans that outpaced the rate of increase in allowances for loan losses for retail loans.

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

Credit Card Balances. The following table shows, for the periods indicated, certain information regarding our impaired credit card balances:

	As of December 31,
	2017	2018	2019
Impaired credit card balances as a percentage of total credit card balances	2.3%	2.4%	2.5%
Allowances for loan losses for credit card balances as a percentage of total credit card balances	3.0	4.1	4.0
Allowances for loan losses for credit card balances as a percentage of impaired credit card balances	128.6	169.5	155.9
Net charge-offs as a percentage of total credit card balances	1.8	1.9	2.0

During 2019, impaired credit card balances as a percentage of total credit card balances increased as the rate of increase in our impaired credit card balances outpaced the rate of increase in the amount of our total credit card balances. Allowances for loan losses for credit card balances as a percentage of both total credit card balances and impaired credit card balances decreased during 2019, primarily as a result of an improvement in the asset quality of our existing impaired credit card balances.

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

Net Fee and Commission Income

The following table shows, for the periods indicated, the components of our net fee and commission income:

	Year Ended December 31,						Percentage Change
	2017		2018		2019		2018/2017	2019/2018
	(in billions of Won)						(%)
Fee and commission income	￦	3,988	￦	3,718	￦	3,879	(6.8)%	4.3%
Fee and commission expense		(1,938)		(1,474)		(1,524)	(23.9)	3.4

Net fee and commission income	￦	2,050	￦	2,243	￦	2,355	9.4	5.0

Comparison of 2019 to 2018

Our net fee and commission income increased 5.0% from ￦2,243 billion in 2018 to ￦2,355 billion in 2019, primarily due to a 4.3% increase in fee and commission income from ￦3,718 billion in 2018 to ￦3,879 billion in 2019, which was offset in part by a 3.4% increase in fee and commission expense from ￦1,474 billion in 2018 to ￦1,524 billion in 2019.

The 4.3% increase in fee and commission income was primarily due to a 73.3% increase in lease fees received from ￦247 billion in 2018 to ￦428 billion in 2019. The increase in lease fees received mainly reflected an increase in automobile rental fees received by KB Capital. Such increase in lease fees received was partially offset by a 13.9% decrease in commissions received on securities business from ￦518 billion in 2018 to ￦446 billion in 2019, principally as a result of a decrease in the volume of commission-generating securities instruments sold by KB Securities.

The 3.4% increase in fee and commission expense was principally attributable to a 15.2% increase in outsourcing related fees paid from ￦165 billion in 2018 to ￦190 billion in 2019. The increase in outsourcing related fees paid mainly reflected consulting and other miscellaneous fees paid by Kookmin Bank and KB Capital. Such increase in outsourcing related fees paid was partially offset by a 1.8% decrease in credit and debit card related fees and commissions paid from ￦908 billion in 2018 to ￦892 billion in 2019, principally as a result of a decrease in fees paid to value-added network providers, reflecting the decreased use of debit cards.

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

Net Insurance Income

The following table shows, for the periods indicated, the components of our net insurance income:

	Year Ended December 31,						Percentage Change
	2017		2018		2019		2018/2017	2019/2018
	(in billions of Won)						(%)
Insurance income	￦	8,971	￦	11,975	￦	12,317	33.5%	2.9%
Insurance expense		(8,377)		(11,485)		(12,018)	37.1	4.6

Net insurance income	￦	594	￦	490	￦	300	(17.5)	(38.8)

Comparison of 2019 to 2018

Our net insurance income decreased 38.8% from ￦490 billion in 2018 to ￦300 billion in 2019, primarily due to a 4.6% increase in insurance expense from ￦11,485 billion in 2018 to ￦12,018 billion in 2019, which outpaced a 2.9% increase in insurance income from ￦11,975 billion in 2018 to ￦12,317 billion in 2019.

The increase in insurance expense was principally attributable to a 14.3% increase in insurance claims paid from ￦4,416 billion in 2018 to ￦5,047 billion in 2019, primarily due to an increase in the number of life insurance products sold by KB Life Insurance, as well as an increase in payments on surrenders and withdrawals made by KB Life Insurance. Such increase in insurance claims paid was offset in part by a 49.3% decrease in separate account expenses from ￦276 billion in 2018 to ￦140 billion in 2019, mainly due to decreases in separate account management fees and other expenses on products that provide fixed-level benefits paid by KB Life Insurance.

The increase in insurance income was mainly due to a 4.1% increase in premium income from ￦10,730 billion in 2018 to ￦11,173 billion in 2019, principally as a result of an increase in the number of life insurance products sold by KB Life Insurance in 2019. Such increase in premium income was partially offset by a decrease in separate account income from ￦361 billion in 2018 to ￦216 billion in 2019, primarily due to decreases in interest income, investment income and other income on retirement pension products that provide fixed-level benefits received by KB Life Insurance.

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

Net Gain on Financial Assets and Liabilities at Fair Value through Profit or Loss

The following table shows, for the periods indicated, the components of our net gain on financial assets and liabilities at fair value through profit or loss:

	Year Ended December 31,						Percentage Change
	2017		2018		2019		2018/2017		2019/2018
	(in billions of Won)						(%)
Net gain on financial assets at fair value through profit or loss	￦	—	￦	790	￦	974	N/A	(1)	23.3%
Net gain on financial assets held-for-trading		67		—		—	N/A	(1)	N/A	(1)
Net gain (loss) on derivatives held-for-trading		906		(283)		1,116	N/M	(2)	N/M	(2)
Net loss on financial liabilities at fair value through profit or loss		—		(62)		(48)	N/A	(1)	(22.6)
Net loss on financial liabilities held-for-trading		(29)		—		—	N/A	(1)	N/A	(1)
Net loss on financial instruments designated at fair value through profit or loss (IFRS 9)		—		(93)		(1,398)	N/A	(1)	N/M	(2)
Net loss on financial instruments designated at fair value through profit or loss (IAS 39)		(741)		—		—	N/A	(1)	N/A	(1)

Net gain on financial assets and liabilities at fair value through profit or loss		￦ 203	￦	352	￦	644	73.4%		83.0

(1)	“N/A” means not applicable.
(2)	“N/M” means not meaningful.

Comparison of 2019 to 2018

Our net gain on financial assets and liabilities at fair value through profit or loss increased 83.0% from ￦352 billion in 2018 to ￦644 billion in 2019. Such increase was attributable to a change in net gain (loss) on derivatives held-for-trading from a net loss to a net gain and an increase in net gain on financial assets at fair value through profit or loss, the effects of which were partially offset by a more than fourteen-fold increase in net loss on financial instruments designated at fair value through profit or loss.

•

Our net gain (loss) on derivatives held-for-trading changed from a net loss of ￦283 billion in 2018 to a net gain of ￦1,116 billion in 2019, mainly as a result of a change in net gain (loss) on stock or stock index derivatives held-for-trading from a net loss of ￦243 billion in 2018 to a net gain of ￦1,027 billion in 2019.

•

Our net gain on financial assets at fair value through profit or loss increased 23.3% from ￦790 billion in 2018 to ￦974 billion in 2019, principally due to a 23.9% increase in net gain on debt securities held for trading from ￦695 billion in 2018 to ￦861 billion in 2019.

•

Our net loss on financial instruments designated at fair value through profit or loss increased more than fourteen-fold from ￦93 billion in 2018 to ￦1,398 billion in 2019, mainly as a result of a 156.8% increase in net loss on financial liabilities designated at fair value through profit or loss from ￦761 billion in 2018 to ￦1,954 billion in 2019.

Comparison of 2018 to 2017

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

General and Administrative Expenses

The following table shows, for the periods indicated, the components of our general and administrative expenses:

	Year Ended December 31,						Percentage Change
	2017		2018		2019		2018/2017	2019/2018
	(in billions of Won)						(%)
Employee compensation and benefits	￦	3,769	￦	3,874	￦	3,955	2.8%	2.1%
Depreciation and amortization		370		409		784	10.5	91.7
Other general and administrative expenses		1,490		1,635		1,531	9.7	(6.4)

General and administrative expenses	￦	5,629	￦	5,919	￦	6,271	5.2	5.9

Comparison of 2019 to 2018

Our general and administrative expenses increased 5.9% from ￦5,919 billion in 2018 to ￦6,271 billion in 2019, primarily as a result of a 91.7% increase in depreciation and amortization expenses from ￦409 billion in 2018 to ￦784 billion in 2019, which was offset in part by a 6.4% decrease in other general and administrative expenses from ￦1,635 billion in 2018 to ￦1,531 billion in 2019.

The increase in depreciation and amortization expenses was attributable mainly to an increase in depreciation and amortization expenses related to our right-of-use assets pursuant to our adoption of IFRS 16. For additional information regarding IFRS 16 and the impact of its application to our consolidated financial statements, see Notes 2.1 and 44 of the notes to our consolidated financial statements.

The decrease in other general and administrative expenses was attributable mainly to a 69.5% decrease in rental expenses from ￦361 billion in 2018 to ￦110 billion in 2019, which was primarily due to our adoption of IFRS 16, as discussed above.

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

The increase in other general and administrative expenses was attributable mainly to a 12.5% increase in rental expenses from ￦321 billion in 2017 to ￦361 billion in 2018, and a 17.3% increase in service fees from ￦179 billion in 2017 to ￦210 billion in 2018, which were primarily due to an increase in such expense and fees of KB Securities, as well as the full-year effect of the addition of such expense and fees of KB Insurance commencing in May 2017 to our other general and administrative expenses.

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

Net Other Operating Expenses

The following table shows, for the periods indicated, the components of our net other operating expenses:

	Year Ended December 31,						Percentage Change
	2017		2018		2019		2018/2017	2019/2018
	(in billions of Won)						(%)
Other operating income	￦	3,237	￦	2,127	￦	2,864	(34.3)%	34.6%
Other operating expenses		(4,139)		(3,257)		(3,927)	(21.3)	20.6

Net other operating expenses	￦	(902)	￦	(1,130)	￦	(1,063)	25.3	(5.9)

Comparison of 2019 to 2018

Our net other operating expenses decreased 5.9% from ￦1,130 billion in 2018 to ￦1,063 billion in 2019 as a 34.6% increase in other operating income from ￦2,127 billion in 2018 to ￦2,864 billion in 2019 outpaced a 20.6% increase in other operating expenses from ￦3,257 billion in 2018 to ￦3,927 billion in 2019.

Other operating income includes principally gain on foreign exchange transactions, gain on sale of financial assets at fair value through other comprehensive income and other income. The 34.6% increase in other operating income was primarily attributable to a 36.5% increase in gain on foreign exchange transactions from ￦1,600 billion in 2018 to ￦2,184 billion in 2019. The increase in gain on foreign exchange transactions, which was mainly the result of increased exchange rate volatility, was partially offset by an increase in loss on foreign exchange transactions, which is recorded as part of other operating expenses. On a net basis, our net gain on foreign exchange transactions increased 256.7% from ￦60 billion in 2018 to ￦214 billion in 2019.

Other operating expenses include principally loss on foreign exchange transactions, loss on sale of loans at amortized cost, loss on sale of financial instruments measured at fair value through other comprehensive income and other expenses. The 20.6% increase in other operating expense was mainly the result of a 27.9% increase in loss on foreign exchange transactions from ￦1,540 billion in 2018 to ￦1,970 billion in 2019. The increase in loss on foreign exchange transactions, which was primarily due to an increase in the volume of our foreign currency transactions, was more than offset by an increase in gain on foreign exchange transactions, which is recorded as part of other operating income as discussed above.

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

Net Non-operating Profit

The following table shows, for the periods indicated, the components of our net non-operating profit:

	Year Ended December 31,						Percentage Change
	2017		2018		2019		2018/2017	2019/2018
	(in billions of Won)						(%)
Share of profit of associates	￦	84	￦	24	￦	16	(71.4)%	(33.3)%
Net other non-operating income		39		10		27	(74.4)	170.0

Net non-operating profit	￦	123	￦	34	￦	43	(72.4)	26.5

Comparison of 2019 to 2018

Our net non-operating profit increased 26.5% from ￦34 billion in 2018 to ￦43 billion in 2019, primarily as a result of a 170.0% increase in net other non-operating income from ￦10 billion in 2018 to ￦27 billion in 2019, which was partially offset by a 33.3% decrease in share of profit of associates from ￦24 billion in 2018 to ￦16 billion in 2019.

The 170.0% increase in net other non-operating income was attributable mainly to a 22.9% decrease in other non-operating expenses from ￦236 billion in 2018 to ￦182 billion in 2019, which was partially offset by a 14.7% decrease in other non-operating income from ￦245 billion in 2018 to ￦209 billion in 2019. The decrease in other non-operating expenses primarily reflected a 20.8% decrease in donations from ￦130 billion in 2018 to ￦103 billion in 2019. The decrease in other non-operating income primarily reflected a 97.5% decrease in profit on disposal of non-current assets held for sale, which was mainly attributable to the recognition of a gain on disposal of Kookmin Bank’s former headquarters building in Seoul in 2018, which was not repeated in 2019.

The 33.3% decrease in share of profit of associates was primarily due to a decrease in profits of equity-method investees of Kookmin Bank.

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

Comparison of 2019 to 2018

Income tax expense decreased 1.5% from ￦1,240 billion in 2018 to ￦1,221 billion in 2019, primarily due to the effect of a change in adjustments recognized in 2019 for current tax of prior years from an expense of ￦23 billion in 2018 to a benefit of ￦51 billion in 2019 and an increase in income tax expense recognized directly in equity relating to net overlay adjustments from ￦1 billion in 2018 to ￦73 billion in 2019, which were partially offset by a 5.4% increase in our profit before income tax from 2018 to 2019 and a 150.9% increase in expenses relating to the effect of changes in deferred income tax assets and liabilities from ￦114 billion in 2018 to ￦286 billion in 2019. Our effective tax rate was 26.9% in 2019 compared to 28.8% in 2018.

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

Profit for the Year

As a result of the factors described above, our profit for the year was ￦3,313 billion in 2019, compared to ￦3,062 billion in 2018 and ￦3,343 billion in 2017.

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

The following table shows, for the periods indicated, our results of operations by segment:

	Profit(1) for the Year Ended December 31,						Total Operating Revenue(2) for the Year Ended December 31,
	2017		2018		2019		2017		2018		2019
	(in billions of Won)
Retail banking operations	￦	540	￦	609	￦	552	￦	2,711	￦	2,989	￦	2,980
Corporate banking operations		964		1,012		1,060		2,129		2,319		2,376
Other banking operations		671		638		827		1,405		1,271		1,591
Credit card operations		297		287		317		1,277		1,525		1,471
Investment and securities operations		272		179		258		1,074		998		1,113
Life insurance operations		21		15		16		130		113		107
Non-life insurance operations		330		262		235		1,121		1,183		1,186
Other		113		128		182		345		461		608

Total(3)	￦	3,208	￦	3,130	￦	3,447	￦	10,192	￦	10,859	￦	11,432

(1)	After deduction of income tax allocated to each segment. See Note 5 of the notes to our consolidated financial statements.
(2)	Represents operating revenue from external customers. See Note 5 of the notes to our consolidated financial statements.
(3)	Prior to adjustments for consolidation, inter-segment transactions and certain differences in classification under our management reporting system.

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

Retail Banking Operations

This segment consists of retail banking services provided by Kookmin Bank. The following table shows, for the periods indicated, our income statement data for this segment:

	Year Ended December 31,						Percentage Change
	2017		2018		2019		2018/2017	2019/2018
	(in billions of Won)						(%)
Income statement data
Interest income	￦	3,936	￦	4,548	￦	4,873	15.5%	7.1%
Interest expense		(1,288)		(1,587)		(1,725)	23.2	8.7
Net fee and commission income		595		490		472	(17.6)	(3.7)
Net other operating expense		(532)		(462)		(640)	(13.2)	38.5
General and administrative expenses		(1,947)		(1,970)		(1,982)	1.2	0.6
Provision for credit losses		(122)		(179)		(236)	46.7	31.8

Profit before income tax		642		840		761	30.8	(9.4)
Tax expense		(102)		(231)		(209)	126.5	(9.5)

Profit for the year	￦	540	￦	609	￦	552	12.8	(9.4)

Comparison of 2019 to 2018

Our profit before income tax for this segment decreased 9.4% from ￦840 billion in 2018 to ￦761 billion in 2019.

Interest income from our retail banking operations increased 7.1% from ￦4,548 billion in 2018 to ￦4,873 billion in 2019. This increase was principally due to increases in the average volume of mortgage loans and other consumer loans, mainly reflecting higher demand for such loans, the effect of which was enhanced by an increase in the average yields on mortgage loans and partially offset by a decrease in the average yields on other consumer loans from 2018 to 2019.

Our largest and most important funding source is deposits from retail customers, which represent more than half of our total deposits. Interest expense for this segment increased 8.7% from ￦1,587 billion in 2018 to ￦1,725 billion in 2019. This increase was mainly due to an increase in the average volume of time deposits held by retail customers, mainly reflecting higher demands for such deposits, which was enhanced by an increase in the average cost of such deposits.

Net fee and commission income attributable to this segment decreased 3.7% from ￦490 billion in 2018 to ￦472 billion in 2019, mainly due to a decrease in beneficiary certificate sales commission fees received and an increase in ATM-related fees paid.

Net other operating expense attributable to this segment increased 38.5% from ￦462 billion in 2018 to ￦640 billion in 2019, mainly as a result of an increase in expenses related to inter-segment borrowings. While the higher interest rate environment in Korea in 2019 led to increases in the internal funding rates applicable to both inter-segment borrowings and lendings from 2018 to 2019, the increase in the cost of inter-segment borrowings was higher than the increase in the yield of inter-segment lendings, leading to an increase in expenses related to inter-segment borrowings.

General and administrative expenses attributable to this segment increased 0.6% from ￦1,970 billion in 2018 to ￦1,982 billion in 2019, primarily due to increases in expenses related to right-of-use assets pursuant to our adoption of IFRS 16 and common administrative expenses shared among the banking-related segments, the effects of which were offset in part by a decrease in rental expenses pursuant to our adoption of IFRS 16.

Provision for credit losses increased 31.8% from ￦179 billion in 2018 to ￦236 billion in 2019, mainly due to an increase in the outstanding volume of our retail loans, as well as an overall deterioration in the asset quality of such loans.

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

Corporate Banking Operations

This segment consists of corporate banking services provided by Kookmin Bank. The following table shows, for the periods indicated, our income statement data for this segment:

	Year Ended December 31,						Percentage Change
	2017		2018		2019		2018/2017		2019/2018
	(in billions of Won)						(%)
Income statement data
Interest income	￦	3,584	￦	4,268	￦	4,643	19.1%		8.8%
Interest expense		(1,028)		(1,514)		(1,798)	47.3		18.8
Net fee and commission income		236		288		349	22.0		21.2
Net gain (loss) from financial assets and liabilities at fair value through profit or loss		—		14		(3)	N/A	(1)	N/M	(2)
Net loss from financial assets and liabilities at fair value through profit or loss (under IAS 39)		(2)		—		—	N/A	(1)	N/A	(1)
Net other operating expense		(679)		(642)		(611)	(5.4)		(4.8)
General and administrative expenses		(974)		(1,092)		(1,242)	12.1		13.7
Reversal of provision for credit losses		7		77		126	N/M	(2)	63.6
Net other non-operating revenue		2		—		—	N/A	(1)	N/A	(1)

Profit before income tax		1,146		1,399		1,464	22.1		4.6
Tax expense		(182)		(387)		(404)	112.6		4.4

Profit for the year	￦	964	￦	1,012	￦	1,060	5.0		4.7

(1)	“N/A” means not applicable.
(2)	“N/M” means not meaningful.

Comparison of 2019 to 2018

Our profit before income tax for this segment increased 4.6% from ￦1,399 billion in 2018 to ￦1,464 billion in 2019.

Interest income from our corporate banking operations increased 8.8% from ￦4,268 billion in 2018 to ￦4,643 billion in 2019. This increase was principally due to an increase in the average volume of corporate loans, mainly reflecting increased demand for such loans, which was enhanced by an increase in the average yields on such loans.

Interest expense for this segment increased 18.8% from ￦1,514 billion in 2018 to ￦1,798 billion in 2019. This increase was principally due to an increase in the average volume of time deposits held by corporate customers, primarily reflecting higher demand for such deposits, which was enhanced by an increase in the average cost of such deposits.

Net fee and commission income attributable to this segment increased 21.2% from ￦288 billion in 2018 to ￦349 billion in 2019, primarily due to an increase in fund transfer fees.

Net gain (loss) from financial assets and liabilities at fair value through profit or loss attributable to this segment changed from a net gain of ￦14 billion in 2018 to a net loss of ￦3 billion in 2019, principally as a result of a change in net gain (loss) on derivatives held-for-trading from a net gain in 2018 to a net loss in 2019.

Net other operating expense attributable to this segment decreased 4.8% from ￦642 billion in 2018 to ￦611 billion in 2019, mainly as a result of a decrease in expenses related to inter-segment borrowings. While the average volumes increased for both inter-segment borrowings and lendings from 2018 to 2019, which was further enhanced by increases in the internal funding rates applicable to both inter-segment borrowings and lendings from 2018 to 2019, the increase in the average volume of inter-segment lendings was higher than the increase in the average volume of inter-segment borrowings, leading to a decrease in expenses related to inter-segment borrowings.

General and administrative expenses attributable to this segment increased 13.7% from ￦1,092 billion in 2018 to ￦1,242 billion in 2019, principally due to increases in common administrative expenses shared among the banking-related segments, depreciation and amortization expenses and salary expenses.

Reversal of provision for credit losses increased 63.6% from ￦77 billion in 2018 to ￦126 billion in 2019, due mainly to an improvement in the asset quality of corporate loans, reflecting a decrease in impaired corporate loans, as well as lower net write-offs of such loans.

Net other non-operating revenue attributable to this segment remained constant at less than ￦1 billion in 2018 and 2019.

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

Other Banking Operations

This segment primarily consists of Kookmin Bank’s banking operations other than retail and corporate banking operations, including treasury activities and Kookmin Bank’s “back office” administrative operations. The following table shows, for the periods indicated, our income statement data for this segment:

	Year Ended December 31,						Percentage Change
	2017		2018		2019		2018/2017	2019/2018
	(in billions of Won)						(%)
Income statement data
Interest income	￦	989	￦	1,205	￦	1,264	21.8%	4.9%
Interest expense		(628)		(818)		(894)	30.3	9.3
Net fee and commission income		394		344		312	(12.7)	(9.3)
Net gain from financial assets and liabilities at fair value through profit or loss		—		312		425	N/A (1)	36.2
Net loss from financial assets and liabilities at fair value through profit or loss (under IAS 39)		(70)		—		—	N/A (1)	N/A (1)
Net other operating income		923		407		651	(55.9)	60.0
General and administrative expenses		(745)		(705)		(663)	(5.4)	(6.0)
Reversal of provision for credit losses		—		8		7	N/A (1)	(12.5)
Share of profit of associates		38		50		29	31.6	(42.0)
Net other non-operating revenue (expense)		(75)		45		(39)	N/M (2)	N/M (2)

Profit before income tax		826		847		1,093	2.5	29.0
Tax expense		(155)		(209)		(266)	34.8	27.3

Profit for the year	￦	671	￦	638	￦	827	(4.9)	29.6

(1)	“N/A” means not applicable.
(2)	“N/M” means not meaningful.

Comparison of 2019 to 2018

Our profit before income tax for this segment increased 29.0% from ￦847 billion in 2018 to ￦1,093 billion in 2019.

Interest income from our other banking operations increased 4.9% from ￦1,205 billion in 2018 to ￦1,264 billion in 2019. This increase was attributable primarily to an increase in the average volume of Kookmin Bank’s financial investments portfolio, mainly reflecting higher investments in debt securities issued by Korean financial institutions and corporations, which was offset in part by a decrease in the average yields on such investments.

Interest expense for this segment increased 9.3% from ￦818 billion in 2018 to ￦894 billion in 2019. This increase was principally due to an increase in the average volume of Kookmin Bank’s certificates of deposits, which are classified under this segment, mainly reflecting an amendment to the Regulation on the Supervision of the Banking Business in July 2018 that allows up to 1% of deposits at Korean banks to be comprised of certificates of deposits, which in turn led to increased use of certificates of deposits by Kookmin Bank, which was enhanced by an increase in the average cost of such certificates of deposits.

Net fee and commission income attributable to this segment decreased 9.3% from ￦344 billion in 2018 to ￦312 billion in 2019, mainly due to an increase in credit and debit card related fees paid.

Net gain from financial assets and liabilities at fair value through profit or loss attributable to this segment increased 36.2% from ￦312 billion in 2018 to ￦425 billion in 2019, principally as a result of a decrease in net loss on financial instruments held-for-trading.

Net other operating income attributable to this segment increased 60.0% from ￦407 billion in 2018 to ￦651 billion in 2019, mainly as a result of increases in net gain on beneficiary certificates and income related to inter-segment lendings, as well as a decrease in net loss on foreign exchange translation.

General and administrative expenses attributable to this segment decreased 6.0% from ￦705 billion in 2018 to ￦663 billion in 2019, primarily due to a decrease in salary and employee benefit expenses.

Reversal of provision for credit losses attributable to this segment decreased slightly from ￦8 billion in 2018 to ￦7 billion in 2019.

Share of profit of associates attributable to this segment decreased 42.0% from ￦50 billion in 2018 to ￦29 billion in 2019, principally as a result of a decrease in profits of equity-method investees of Kookmin Bank.

Net other non-operating revenue (expense) attributable to this segment changed from a revenue of ￦45 billion in 2018 to an expense of ￦39 billion in 2019, primarily due to the recognition of a gain on disposal of Kookmin Bank’s former headquarters building in Seoul in 2018, which was not repeated in 2019.

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

Credit Card Operations

This segment consists of credit card activities conducted by KB Kookmin Card. The following table shows, for the periods indicated, our income statement data for this segment:

	Year Ended December 31,						Percentage Change
	2017		2018		2019		2018/2017	2019/2018
	(in billions of Won)						(%)
Income statement data
Interest income	￦	1,341	￦	1,474	￦	1,581	9.9%	7.3%
Interest expense		(257)		(306)		(351)	19.1	14.7
Net fee and commission income		133		265		262	99.2	(1.1)
Net insurance income		20		18		16	(10.0)	(11.1)
Net gain from financial assets and liabilities at fair value through profit or loss		—		4		—	N/A (1)	N/A (1)
Net other operating expense		(154)		(150)		(247)	(2.6)	64.7
General and administrative expenses		(371)		(405)		(442)	9.2	9.1
Provision for credit losses		(337)		(431)		(440)	27.9	2.1
Share of profit of associates and joint ventures		—		—		1	N/A (1)	N/A (1)
Net other non-operating revenue (expense)		(7)		(32)		3	357.1	N/M (2)

Profit before income tax		368		437		384	18.8	(12.1)
Tax expense		(71)		(150)		(67)	111.3	(55.3)

Profit for the year	￦	297	￦	287	￦	317	(3.4)	10.5

(1)	“N/A” means not applicable.
(2)	“N/M” means not meaningful.

Comparison of 2019 to 2018

Our profit before income tax for this segment decreased 12.1% from ￦437 billion in 2018 to ￦384 billion in 2019.

Interest income from our credit card operations increased 7.3% from ￦1,474 billion in 2018 to ￦1,581 billion in 2019. This increase was primarily due to an increase in the average volume of credit card receivables, mainly reflecting increases in the number of credit cards issued and in the use of credit cards by customers, which was offset in part by a decrease in the average yields on such receivables.

Interest expense for this segment increased 14.7% from ￦306 billion in 2018 to ￦351 billion in 2019. This increase was primarily due to an increase in the average volume of debentures issued by KB Kookmin Card, which was partially offset by a decrease in the average cost of such debentures.

Net fee and commission income attributable to this segment decreased slightly from ￦265 billion in 2018 to ￦262 billion in 2019.

Net insurance income attributable to this segment decreased slightly from ￦18 billion in 2018 to ￦16 billion in 2019.

Net other operating expense attributable to this segment increased 64.7% from ￦150 billion in 2018 to ￦247 billion in 2019, primarily due to an increase in membership reward program-related costs mainly as a result of an increase in the number and use of credit cards, which was enhanced by a decrease in net gains on sales of receivables.

General and administrative expenses attributable to this segment increased 9.1% from ￦405 billion in 2018 to ￦442 billion in 2019, mainly due to increases in depreciation and amortization expenses.

Provision for credit losses increased 2.1% from ￦431 billion in 2018 to ￦440 billion in 2019, mainly due to an increase in the balance of credit card receivables.

Share of profit of associates and joint ventures attributable to this segment increased slightly from nil in 2018 to ￦1 billion in 2019.

Net other non-operating revenue (expense) attributable to this segment changed from an expense of ￦32 billion in 2018 to a revenue of ￦3 billion in 2019, primarily due to an increase in tax refund received.

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

	Year Ended December 31,						Percentage Change
	2017		2018		2019		2018/2017		2019/2018
	(in billions of Won)						(%)
Income statement data
Interest income	￦	800	￦	819	￦	852	2.4%		4.0%
Interest expense		(201)		(277)		(322)	37.8		16.2
Net fee and commission income		551		626		580	13.6		(7.3)
Net loss from financial assets and liabilities at fair value through profit or loss		—		(222)		(104)	N/A	(1)	(53.2)
Net gain from financial assets and liabilities at fair value through profit or loss (under IAS 39)		179		—		—	N/A	(1)	N/A (1)
Net other operating income (expense)		(256)		34		88	N/M	(2)	158.8
General and administrative expenses		(734)		(735)		(757)	0.1		3.0
Provision for credit losses		(23)		(10)		(14)	(56.5)		40.0
Share of profit of associates and joint ventures		1		—		—	N/A	(1)	N/A (1)
Net other non-operating revenue		2		14		31	600.0		121.4

Profit before income tax		319		249		353	(21.9)		41.8
Tax expense		(47)		(70)		(95)	48.9		35.7

Profit for the year	￦	272	￦	179	￦	258	(34.2)		44.1

(1)	“N/A” means not applicable.
(2)	“N/M” means not meaningful.

Comparison of 2019 to 2018

Our profit before income tax for this segment increased 41.8% from ￦249 billion in 2018 to ￦353 billion in 2019.

Interest income from our investment and securities operations increased 4.0% from ￦819 billion in 2018 to ￦852 billion in 2019. This increase was primarily due to an increase in the volume of interest-earning financial assets at fair value through profit or loss held by KB Securities, which was enhanced by a slight increase in the average yields on such financial assets.

Interest expense for this segment increased 16.2% from ￦277 billion in 2018 to ￦322 billion in 2019, principally as a result of an increase in the average cost of debts issued by KB Securities, mainly reflecting the higher interest rate environment in Korea in 2019 compared to 2018, which was enhanced by an increase in the volume of such debts.

Net fee and commission income attributable to this segment decreased 7.3% from ￦626 billion in 2018 to ￦580 billion in 2019, primarily due to a decrease in securities brokerage commissions received.

Net loss from financial assets and liabilities at fair value through profit or loss attributable to this segment decreased 53.2% from ￦222 billion in 2018 to ￦104 billion in 2019, principally due to an increase in net gain on derivative-linked securities, which was offset in part by an increase in loss on financial instruments held for trading.

Net other operating income attributable to this segment increased 158.8% from ￦34 billion in 2018 to ￦88 billion in 2019, primarily due to an increase in net gain on foreign currency translation with respect to foreign currency assets, mainly as a result of the depreciation of the Won against the U.S. dollar during 2019.

General and administrative expenses attributable to this segment increased 3.0% from ￦735 billion in 2018 to ￦757 billion in 2019, primarily due to increases in depreciation and amortization expenses and rent management fees paid, which were largely offset by a decrease in rental expenses.

Provision for credit losses increased 40.0% from ￦10 billion in 2018 to ￦14 billion in 2019, primarily due to a deterioration in the overall asset quality of the loan portfolio of KB Securities.

Share of profit of associates and joint ventures attributable to this segment remained constant at less than ￦1 billion in 2018 and 2019.

Net other non-operating revenue attributable to this segment increased 121.4% from ￦14 billion in 2018 to ￦31 billion in 2019, mainly due to an increase in income from sale of investment properties.

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

Life Insurance Operations

This segment consists of the life insurance operations of KB Life Insurance. The following table shows, for the periods indicated, our income statement data for this segment:

	Year Ended December 31,						Percentage Change
	2017		2018		2019		2018/2017	2019/2018
	(in billions of Won)						(%)
Income statement data
Interest income	￦	216	￦	185	￦	159	(14.4)%	(14.1)%
Net fee and commission expense		(4)		(13)		(17)	225.0	30.8
Net insurance expense		(141)		(140)		(122)	(0.7)	(12.9)
Net gain from financial assets and liabilities at fair value through profit or loss		—		63		67	N/A (1)	6.3
Net gain from financial assets and liabilities at fair value through profit or loss (under IAS 39)		8		—		—	N/A (1)	N/A (1)
Net other operating income (expense)		30		(10)		(2)	N/M (2)	(80.0)
General and administrative expenses		(72)		(63)		(67)	(12.5)	6.3
Provision (reversal of provision) for credit losses		(2)		—		3	N/A (1)	N/A (1)

Profit before income tax		35		21		21	(40.0)	—
Tax expense(3)		(14)		(6)		(5)	(57.1)	(16.7)

Profit for the year	￦	21	￦	15	￦	16	(28.6)	6.7

(1)	“N/A” means not applicable.
(2)	“N/M” means not meaningful.
(3)	Represents income tax attributable to KB Life Insurance.

Comparison of 2019 to 2018

Our profit before income tax for this segment remained constant at ￦21 billion in 2018 and 2019.

Interest income from our life insurance operations decreased 14.1% from ￦185 billion in 2018 to ￦159 billion in 2019, primarily due to a decrease in the average volume of the financial investments and loan portfolios of KB Life Insurance, which was enhanced by a decrease in the average yields on such portfolios.

Net fee and commission expense attributable to this segment increased 30.8% from ￦13 billion in 2018 to ￦17 billion in 2019, primarily due to an increase in outsourcing-related fees and commissions paid.

Net insurance expense attributable to this segment decreased 12.9% from ￦140 billion in 2018 to ￦122 billion in 2019, mainly due to an increase in reversal of provision of policy reserves as well as a decrease in expenses related to refunds for insurance contracts that matured or were terminated prematurely, which were offset in part by an increase in insurance claims paid.

Net gain from financial assets and liabilities at fair value through profit or loss attributable to this segment increased 6.3% from ￦63 billion in 2018 to ￦67 billion in 2019, primarily due to an increase in cash and due from financial institutions at fair value through profit or loss.

Net other operating expense attributable to this segment decreased 80.0% from ￦10 billion in 2018 to ￦2 billion in 2019, principally due to an increase in net gain on foreign currency translation with respect to foreign currency assets, mainly as a result of the depreciation of the Won against the U.S. dollar during 2019.

General and administrative expenses attributable to this segment increased 6.3% from ￦63 billion in 2018 to ￦67 billion in 2019, primarily due to increases in depreciation and amortization expenses incurred in connection with our right-of-use assets pursuant to our adoption of IFRS 16 as well as salary expenses, the effects of which were offset in part by a decrease in rental expenses pursuant to our adoption of IFRS 16.

Reversal of provision for credit losses increased from less than ￦1 billion in 2018 to ￦3 billion in 2019.

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

Non-Life Insurance Operations

This segment consists of the non-life insurance operations of KB Insurance. KB Insurance became a consolidated subsidiary in May 2017 and subsequently became a wholly-owned subsidiary in July 2017. See “—Overview—Acquisitions.” The following table shows, for the periods indicated, our income statement data for this segment:

	Year Ended December 31,						Percentage Change
	2017(1)		2018		2019		2018/2017	2019/2018
			(in billions of Won)				(%)
Income statement data
Interest income	￦	465	￦	616	￦	618	32.5%	0.3%
Net fee and commission expense		(98)		(147)		(153)	50.0	4.1
Net insurance income		700		611		415	(12.7)	(32.1)
Net gain from financial assets and liabilities at fair value through profit or loss		—		181		265	N/A (2)	46.4
Net gain from financial assets and liabilities at fair value through profit or loss (under IAS 39)		41		—		—	N/A (2)	N/A (2)
Net other operating income (expense)		31		(98)		(13)	N/M (3)	(86.7)
General and administrative expenses		(629)		(789)		(844)	25.4	7.0
Provision (reversal of provision) for credit losses		(9)		(14)		13	55.6	N/M (3)
Net other non-operating revenue		11		7		26	(36.4)	271.4

Profit before income tax		512		367		327	(28.3)	(10.9)
Tax expense		(181)		(105)		(92)	(42.0)	(12.4)

Profit for the year	￦	330	￦	262	￦	235	(20.8)	(10.3)

(1)	Income statement data for 2017 represents such data for KB Insurance for the period after it became our consolidated subsidiary in May 2017.
(2)	“N/A” means not applicable.
(3)	“N/M” means not meaningful.

Comparison of 2019 to 2018

Our profit before income tax for this segment decreased 10.9% from ￦367 billion in 2018 to ￦327 billion in 2019.

Interest income attributable to this segment increased slightly from ￦616 billion in 2018 to ￦618 billion in 2019.

Net fee and commission expense attributable to this segment increased 4.1% from ￦147 billion in 2018 to ￦153 billion in 2019, mainly due to an increase in payment and outsourcing-related fees paid.

Net insurance income attributable to this segment decreased 32.1% from ￦611 billion in 2018 to ￦415 billion in 2019, primarily due to an increase in insurance expenses, mainly reflecting an increase in insurance claims paid, which outpaced an increase in insurance income.

Net gain from financial assets and liabilities at fair value through profit or loss attributable to this segment increased 46.4% from ￦181 billion in 2018 to ￦265 billion in 2019, primarily as a result of an increase in gains on other foreign currency-denominated security investments, which was enhanced by a decrease in losses on foreign and local currency-denominated security investments.

Net other operating expense attributable to this segment decreased 86.7% from ￦98 billion in 2018 to ￦13 billion in 2019, due mainly to an increase in net gain on disposal of financial assets at fair value through other comprehensive income.

General and administrative expenses attributable to this segment increased 7.0% from ￦789 billion in 2018 to ￦844 billion in 2019, principally due to an increase in employee compensation and benefits, which was partially offset by a decrease in rental expenses.

Provision (reversal of provision) for credit losses changed from a provision of ￦14 billion in 2018 to a reversal of provision of ￦13 billion in 2019, primarily due to an increase in the reversal of provision for loans in Won.

Net other non-operating revenue attributable to this segment increased 271.4% from ￦7 billion in 2018 to ￦26 billion in 2019, principally due to a decrease in donations.

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

Other

“Other” includes the operations of our holding company and all of our subsidiaries that were consolidated under IFRS as issued by the IASB as of December 31, 2019 except Kookmin Bank, KB Kookmin Card, KB Securities (including its predecessor entities), KB Life Insurance and KB Insurance, including principally KB Asset Management, KB Real Estate Trust, KB Investment, KB Credit Information, KB Data System, KB Savings Bank and KB Capital. See “—Overview—Acquisitions.” The following table shows, for the periods indicated, our income statement data for this segment:

	Year Ended December 31,						Percentage Change
	2017		2018		2019		2018/2017		2019/2018
	(in billions of Won)						(%)
Income statement data
Interest income	￦	602	￦	645	￦	688	7.1%		6.7%
Interest expense		(286)		(354)		(391)	23.8		10.5
Net fee and commission income		253		386		541	52.6		40.2
Net gain from financial assets and liabilities at fair value through profit or loss		—		89		138	N/A	(1)	55.1
Net gain from financial assets and liabilities at fair value through profit or loss (under IAS 39)		1		—		—	N/A	(1)	N/A	(1)
Net other operating expense		(53)		(137)		(243)	158.5		77.4
General and administrative expenses		(292)		(309)		(374)	5.8		21.0
Provision for credit losses		(63)		(124)		(128)	96.8		3.2
Share of profit of associates		6		3		7	(50.0)		133.3
Net other non-operating revenue		7		17		35	142.9		105.9

Profit before income tax		175		216		273	23.4		26.4
Tax expense(3)		(62)		(88)		(90)	41.9		2.3

Profit for the year	￦	113	￦	128	￦	182	13.3		42.2

(1)	“N/A” means not applicable.
(2)	“N/M” means not meaningful.
(3)

Represents income tax attributable to our holding company and all of our subsidiaries that were consolidated under IFRS as issued by the IASB except Kookmin Bank, KB Kookmin Card, KB Securities (including its predecessor entities), KB Life Insurance and KB Insurance.

Comparison of 2019 to 2018

Our profit before income tax for this segment increased 26.4% from ￦216 billion in 2018 to ￦273 billion in 2019.

Interest income attributable to this segment increased 6.7% from ￦645 billion in 2018 to ￦688 billion in 2019. This increase was primarily due to an increase in interest income on loans at amortized cost of KB Capital.

Interest expense attributable to this segment increased 10.5% from ￦354 billion in 2018 to ￦391 billion in 2019, mainly due to an increase in interest expense on debentures of KB Capital and our holding company.

Net fee and commission income attributable to this segment increased 40.2% from ￦386 billion in 2018 to ￦541 billion in 2019, principally reflecting an increase in lease and rental fees received by KB Capital.

Net gain from financial assets and liabilities at fair value through profit or loss attributable to this segment increased 55.1% from ￦89 billion in 2018 to ￦138 billion in 2019, primarily as a result of a decrease in net loss on derivatives held-for-trading by a consolidated fund owned by our holding company.

Net other operating expense attributable to this segment increased 77.4% from ￦137 billion in 2018 to ￦243 billion in 2019, which mainly reflected an increase in depreciation and amortization expenses with respect to leased assets of KB Capital.

General and administrative expenses attributable to this segment increased 21.0% from ￦309 billion in 2018 to ￦374 billion in 2019, principally due to an increase in depreciation and amortization expenses related to our right-of-use assets, which was partially offset by a decrease in rental expenses, both pursuant to our adoption of IFRS 16.

Provision for credit losses increased 3.2% from ￦124 billion in 2018 to ￦128 billion in 2019, primarily due to an increase in provision for loan losses for KB Capital, which was offset in part by a decrease in provision for loan losses for KB Real Estate Trust.

Share of profit of associates attributable to this segment increased 133.3% from ￦3 billion in 2018 to ￦7 billion in 2019, mainly reflecting an increase in profits of equity-method investees of KB Investment.

Net other non-operating revenue attributable to this segment increased 105.9% from ￦17 billion in 2018 to ￦35 billion in 2019, principally reflecting an increase in rental income of real estate funds included in this segment.

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

Net other operating expense attributable to this segment increased 158.5% from ￦53 billion in 2017 to ￦137 billion in 2018, which mainly reflected an increase in depreciation and amortization expenses with respect to leased assets of KB Capital.

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

Item 5.B.	Liquidity and Capital Resources

Financial Condition

Assets

The following table sets forth, as of the dates indicated, the principal components of our assets:

	As of December 31,						Percentage Change
	2017		2018		2019		2018/2017	2019/2018
	(in billions of Won)						(%)
Cash and due from financial institutions	￦	19,818	￦	20,274	￦	20,838	2.3%	2.8%
Financial assets at fair value through profit or loss		—		50,988		53,549	N/A (1)	5.0
Financial assets at fair value through profit or loss (under IAS 39)		32,227		—		—	N/A (1)	N/A (1)
Derivative financial assets		3,310		2,026		3,191	(38.8)	57.5
Financial investments		66,608		61,665		71,783	(7.4)	16.4
Loans:
Loans to banks		5,315		3,484		4,011	(34.4)	15.1

Loans to customers other than banks:
Loans in Won		252,645		276,859		289,616	9.6	4.6
Loans in foreign currencies		3,200		4,970		8,558	55.3	72.2
Domestic import usance bills		2,129		2,817		2,618	32.3	(7.1)
Off-shore funding loans		731		845		1,388	15.6	64.3
Call loans		335		1,474		610	340.0	(58.6)
Bills bought in Won		4		3		3	(25.0)	—
Bills bought in foreign currencies		3,876		3,427		2,159	(11.6)	(37.0)
Guarantee payments under payment guarantee		6		4		3	(33.3)	(25.0)
Credit card receivables in Won		15,201		17,346		18,642	14.1	7.5
Credit card receivables in foreign currencies		4		8		6	100.0	(25.0)
Bonds purchased under repurchase agreements		1,198		3,342		6,149	179.0	84.0
Privately placed bonds		1,995		823		971	(58.7)	18.0
Factored receivables		53		6		—	(88.7)	N/A (1)
Lease receivables		1,834		1,795		1,580	(2.1)	(12.0)
Loans for installment credit		3,707		4,608		5,776	24.3	25.3

Total loans to customers other than banks		286,918		318,327		338,081	10.9	6.2
Less:
Allowances for loan losses		(2,110)		(2,609)		(2,408)	23.6	(7.7)

Total loans, net		290,123		319,202		339,684	10.0	6.4
Property and equipment		4,202		4,271		5,067	1.6	18.6
Other assets(2)		20,498		21,161		24,427	3.2	15.4

Total assets	￦	436,786	￦	479,588	￦	518,538	9.8	8.1

(1)	“N/A” means not applicable.
(2)

Includes investments in associates and joint ventures, investment properties, intangible assets, net defined benefit assets, current income tax assets, deferred income tax assets, assets held for sale and other assets.

For further information on our assets, see “Item 4.B. Business Overview—Assets and Liabilities.”

Comparison of 2019 to 2018

Our total assets increased 8.1% from ￦479,588 billion as of December 31, 2018 to ￦518,538 billion as of December 31, 2019, principally due to a 4.6% increase in loans in Won from ￦276,859 billion as of December 31, 2018 to ￦289,616 billion as of December 31, 2019, as well as an increase in financial investments from ￦61,665 billion as of December 31, 2018 to ￦71,783 billion as of December 31, 2019.

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

Liabilities and Equity

The following table sets forth, as of the dates indicated, the principal components of our liabilities and our equity:

	As of December 31,						Percentage Change
	2017		2018		2019		2018/2017		2019/2018
	(in billions of Won)						(%)
Liabilities:
Financial liabilities at fair value through profit or loss	￦	—	￦	15,327	￦	15,368	N/A	(1)	0.3%
Financial liabilities at fair value through profit or loss (under IAS 39)		12,023		—		—	N/A	(1)	N/A	(1)
Deposits		255,800		276,770		305,593	8.2%		10.4
Debts		28,821		33,005		37,819	14.5		14.6
Debentures		44,993		53,279		50,936	18.4		(4.4)
Provisions		568		526		528	(7.4)		0.4
Insurance contract liabilities		31,801		33,413		34,967	5.1		4.7
Other liabilities(2)		28,735		31,556		34,208	9.8		8.4

Total liabilities		402,741		443,875		479,419	10.2		8.0

Equity:
Capital stock		2,091		2,091		2,091	—		—
Hybrid securities		—		—		399	N/A	(1)	N/A	(1)
Capital surplus		17,122		17,122		17,123	—		—
Accumulated other comprehensive income		538		178		348	(66.9)		95.5
Retained earnings		15,044		17,282		19,710	14.9		14.0
Treasury shares		(756)		(969)		(1,136)	28.2		17.2

Equity attributable to stockholders		34,039		35,704		38,534	4.9		7.9
Non-controlling interests		6		9		585	50.0		N/M	(3)

Total equity		34,045		35,713		39,119	4.9		9.5

Total liabilities and equity	￦	436,786	￦	479,588	￦	518,538	9.8		8.1

(1)	“N/A” means not applicable.
(2)	Includes derivative financial liabilities, current income tax liabilities, deferred income tax liabilities, net defined benefit liabilities and other liabilities.
(3)	“N/M” means not meaningful.

Comparison of 2019 to 2018

Our total liabilities increased 8.0% from ￦443,875 billion as of December 31, 2018 to ￦479,419 billion as of December 31, 2019. The increase was primarily due to a 10.4% increase in deposits from ￦276,770 billion as of December 31, 2018 to ￦305,593 billion as of December 31, 2019, as well as a 14.6% increase in debts from ￦33,005 billion as of December 31, 2018 to ￦37,819 billion as of December 31, 2019. Our deposits increased mainly as a result of an increase in time deposits and demand deposits.

Our total equity increased 9.5% from ￦35,713 billion as of December 31, 2018 to ￦39,119 billion as of December 31, 2019. This increase resulted principally from an increase in our retained earnings, which was attributable mainly to the profit we generated in 2019, as well as our issuance of hybrid securities in 2019, compared to no such issuance in 2018.

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

Liquidity

Our primary source of funding has historically been and continues to be deposits. Deposits amounted to ￦255,800 billion, ￦276,770 billion and ￦305,593 billion as of December 31, 2017, 2018 and 2019, which represented approximately 77.6%, 76.2% and 77.5% of our total funding, respectively. We have been able to use customer deposits to finance our operations generally, including meeting a portion of our liquidity requirements. Although the majority of deposits are short-term, it has been our experience that the majority of our depositors generally roll over their deposits at maturity, thus providing us with a stable source of funding. However, in the event that a substantial number of our depositors do not roll over their deposits or otherwise decide to withdraw their deposited funds, we would need to place increased reliance on alternative sources of funding, some of which may be more expensive than customer deposits, in order to finance our operations. See “Item 3.D. Risk Factors—Risks relating to liquidity and capital management—Our funding is highly dependent on short-term deposits, which dependence may adversely affect our operations.” In particular, we may increase our utilization of alternative funding sources such as short-term borrowings and cash and cash equivalents (including funds from maturing loans), as well as liquidating our positions in financial assets and using the proceeds to fund parts of our operations, as necessary.

We also obtain funding through debentures and debts to meet our liquidity needs. Debentures represented 13.7%, 14.7% and 12.9% of our total funding as of December 31, 2017, 2018 and 2019, respectively. Debts represented 8.7%, 9.1% and 9.6% of our total funding as of December 31, 2017, 2018 and 2019, respectively. For further information on our sources of funding, see “Item 4.B. Business Overview—Assets and Liabilities—Funding.”

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

We are exposed to liquidity risk arising from withdrawals of deposits, payments of insurance contract claims and refunds, and maturities of our debentures and debts, as well as the need to fund our lending, trading and investment activities (including our capital expenditures) and the management of our trading positions. The goal of liquidity management is for us to be able, even under adverse conditions, to meet all of our liability repayments on time and fund all investment opportunities. For an explanation of how we manage our liquidity risk, see “Item 11. Quantitative and Qualitative Disclosures about Market Risk—Liquidity Risk Management.” In March 2016, we entered into a land purchase agreement for the purchase of a site located in Yeouido, Seoul, on which we plan to construct a new headquarters building for Kookmin Bank. We anticipate that our total capital expenditures for the construction of the building, which is scheduled to be completed in August 2020, will amount to approximately ￦425 billion, of which an aggregate amount of ￦207 billion was incurred as of December 31, 2019.

We are a financial holding company, and substantially all of our operations are in our subsidiaries. Accordingly, we rely on distributions from our subsidiaries (as well as associates), direct borrowings and issuances of debt and equity securities to fund our liquidity obligations at the holding company level. We received aggregate dividends of ￦710 billion, ￦1,090 billion and ￦927 billion from our subsidiaries and associates in 2017, 2018 and 2019, respectively. See “Item 3.D. Risk Factors—Risks relating to our financial holding company structure and strategy.”

Asset Encumbrance

Part of our future funding and collateral needs are supported by assets readily available and unrestricted. The following table sets forth our assets that are available and those that are encumbered and not available to support our future funding and collateral needs as of December 31, 2019.

	December 31, 2019
					Unencumbered Assets
	Assets		Encumbered Asset(1)		Readily Available(2)		Other
	(in billions of Won)
On-balance sheet
Cash and due from financial institutions	￦	20,838	￦	4,555	￦	15,552	￦	731
Financial assets at fair value through profit or loss		53,549		8,441		12,941		32,167
Derivative financial assets		3,191		—		—		3,191
Loans		339,684		8,988		—		330,696
Financial investments		71,783		8,961		41,323		21,499
Investments in associates and joint ventures		598		—		—		598
Property and equipment		5,067		—		—		5,067
Investment property		2,828		1,670		—		1,158
Intangible assets		2,738		—		—		2,738
Net defined benefit assets		1		—		—		1
Current income tax assets		19		—		—		19
Deferred income tax assets		4		—		—		4
Assets held for sale		23		—		—		23
Other assets		18,215		4		—		18,211

Total on-balance sheet	￦	518,538	￦	32,619	￦	69,816	￦	416,103

Off-balance sheet
Fair value of securities accepted as collateral	￦	6,727	￦	—	￦	6,727	￦	—

Total off-balance sheet	￦	6,727	￦	—	￦	6,727	￦	—

(1)	Represent assets that have been pledged as collateral against an existing liability or are otherwise restricted in their use to secure funding.
(2)	Represent those on- and off-balance sheet assets that are not otherwise encumbered, and which are in freely transferable form.

Contractual Cash Obligations

The following table sets forth our contractual cash obligations (excluding short-term borrowings) as of December 31, 2019.

	Payments Due by Period
	Total		1 Year or Less		1-3 Years		3-5 Years		More Than 5 Years
	(in billions of Won)
Long-term borrowing obligations(1)(2)	￦	61,152	￦	19,371	￦	25,183	￦	12,026	￦	4,572
Lease liabilities(3)		578		193		234		85		66
Pension obligations		215		215		—		—		—
Deposits(2)(4)		173,533		160,303		10,411		398		2,421

Total	￦	235,478	￦	180,082	￦	35,828	￦	12,509	￦	7,059

(1)	Includes debt and debentures with original maturities of one year or more.
(2)

Includes estimated future interest payments, which have been estimated using contractual interest rates and scheduled contractual maturities of the outstanding debt obligations and borrowings as of December 31, 2019. In order to calculate future interest payments on debt with floating rates, we used contractual interest rates as of December 31, 2019.

(3)

Reflects our adoption of IFRS 16, pursuant to which we now combine operating lease obligations and capital lease operations into a single line item. See “—Overview—Changes in Accounting Standards—Adoption of IFRS 16.”

(4)	Excluding demand deposits.

Commitments and Guarantees

The following table sets forth our commitments and guarantees as of December 31, 2019. These commitments and guarantees are not included within our consolidated statements of financial position.

	Payments Due by Period
	Total		1 Year or Less		1-3 Years		3-5 Years		More Than 5 Years
	(in billions of Won)
Financial guarantees(1)	￦	3,847	￦	1,174	￦	2,255	￦	369	￦	49
Confirmed acceptances and guarantees		5,827		3,849		1,756		195		27
Commitments		151,805		119,314		5,260		1,293		25,938

Total	￦	161,479	￦	124,337	￦	9,271	￦	1,857	￦	26,014

(1)

Includes ￦2,932 billion of irrevocable commitments to provide contingent liquidity credit lines to special purpose entities for which we serve as the administrator. See Note 39 of the notes to our consolidated financial statements.

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

As of December 31, 2019, Kookmin Bank’s total Tier I and Tier II capital adequacy ratio was 15.85%.

The following table sets forth a summary of Kookmin Bank’s capital and capital adequacy ratios as of December 31, 2017, 2018 and 2019, based on applicable regulatory reporting standards.

	As of December 31,
	2017		2018		2019
	(in billions of Won, except percentages)
Tier I capital:	￦	24,040	￦	25,568	￦	27,610
Common equity Tier I capital		24,040		25,568		27,035
Paid-in capital		2,022		2,022		2,022
Capital reserves		5,220		5,219		5,219
Retained earnings		17,404		19,311		21,065
Non-controlling interests in consolidated subsidiaries		—		—		—
Others		(606)		(984)		(1,271)
Additional Tier I capital		—		—		575
Tier II capital:		1,873		2,126		2,200
Revaluation reserves		—		—		—
Allowances for credit losses(1)		51		69		59
Hybrid debt		—		—		—
Subordinated debt		1,822		2,057		2,141
Valuation gain on financial investments		—		—		—
Others		—		—		—

Total core and supplementary capital		25,913		27,694		29,810
Risk-weighted assets		161,825		178,433		188,075
Credit risk:
On-balance sheet		139,448		154,189		158,488
Off-balance sheet		6,511		9,504		14,497
Market risk		5,747		4,748		5,151
Operational risk		10,119		9,992		9,939
Total Tier I and Tier II capital adequacy ratio		16.01%		15.52%		15.85%
Tier I capital adequacy ratio		14.86%		14.33%		14.68%
Common equity Tier I capital adequacy ratio		14.86%		14.33%		14.37%
Tier II capital adequacy ratio		1.16%		1.19%		1.17%

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

The following table sets forth a summary of our consolidated capital adequacy ratio as of December 31, 2017, 2018 and 2019, based on applicable regulatory reporting standards.

	As of December 31,
	2017		2018		2019
	(in billions of Won)
Tier I capital
Common equity Tier I capital	￦	31,059	￦	32,994	￦	34,710
Additional Tier I capital		—		—		716

Total Tier I capital	￦	31,059	￦	32,994	￦	35,426
Tier II capital		1,342		1,482		1,569

Risk-weighted assets	￦	212,777	￦	236,099	￦	255,549

Total Tier I and Tier II capital adequacy ratio		15.23%		14.60%		14.48%
Tier I capital adequacy ratio		14.60%		13.97%		13.86%
Common equity Tier I capital adequacy ratio		14.60%		14.60%		13.58%
Tier II capital adequacy ratio		0.63%		0.63%		0.62%

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

Jong Kyoo Yoon is our chairman and chief executive officer. He has been an executive director since November 2014. He previously served as the president and chief executive officer of Kookmin Bank, our deputy president, chief financial officer and chief risk management officer, a senior advisor of Kim & Chang, a senior executive vice president, chief financial officer and chief strategic officer of Kookmin Bank and a senior partner of Samil PricewaterhouseCoopers. Mr. Yoon received a B.A. in business administration from Sungkyunkwan University, an M.B.A. from Seoul National University and a Ph.D. in business administration from Sungkyunkwan University.

Non-standing Director

The table below identifies our non-standing director as of the date of this annual report:

Name	Date of Birth	Position	Director Since	End of Term
Yin Hur	December 19, 1961	Non-standing director; President and Chief Executive Officer of Kookmin Bank	November 21, 2017	November 20, 2020

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

The table below identifies our non-executive directors as of the date of this annual report:

Name	Date of Birth	Position	Director Since	Date Term Ends(1)
Suk Ho Sonu	September 16, 1951	Chairman of the Board and Non-executive Director	March 23, 2018	March 19, 2021
Stuart B. Solomon	July 17, 1949	Non-executive Director	March 24, 2017	March 19, 2021
Myung Hee Choi	February 22, 1952	Non-executive Director	March 23, 2018	March 19, 2021
Kouwhan Jeong	September 30, 1953	Non-executive Director	March 23, 2018	March 19, 2021
Kyung Ho Kim	December 21, 1954	Non-executive Director	March 27, 2019	March 26, 2021
Seon-joo Kwon	November 12, 1956	Non-executive Director	March 20, 2020	March 19, 2022
Gyutaeg Oh	February 20, 1959	Non-executive Director	March 20, 2020	March 19, 2022

(1)	The date on which each term will end will be the date of the general stockholders’ meeting in the relevant year unless otherwise specified.

Suk Ho Sonu has been a non-executive director since March 2018. He is currently a vising professor at Hongik University School of Business Administration. He previously served as a visiting professor at Seoul National University Business School, the dean of Hongik University Graduate School of Business Administration, president of the Korea Money and Finance Association and president of the Korea Finance Association. Mr. Sonu received a B.A. in applied mathematics from Seoul National University, an M.B.A. from the Kellogg School of Management of Northwestern University and a Ph.D. in finance from the Wharton School of the University of Pennsylvania.

Stuart B. Solomon has been a non-executive director since March 2017. He previously served as the chairman, president and chief executive officer of MetLife Korea. Mr. Solomon received an undergraduate degree from Syracuse University.

Myung Hee Choi has been a non-executive director since March 2018. She is currently a vice president at the Korea Internal Control Assessment Institute. She previously served as an auditor at the Korea Exchange Bank, a director of the Financial Supervisory Service and senior operations officer of Citibank Korea Inc. Ms. Choi received a B.A. in English from Yonsei University.

Kouwhan Jeong has been a non-executive director since March 2018. He is currently the co-president attorney-at-law of Nambujeil Law and Notary Office Inc. He previously served as the chairperson of the Consumer Dispute Settlement Commission of the Korea Consumer Agency, a standing mediator at Korea Medical Dispute Mediation and Arbitration Agency and the branch chief prosecutor at the Bucheon Branch Office of the Incheon District Prosecutor’s Office. Mr. Jeong received a B.A. in law from Seoul National University.

Kyung Ho Kim has been a non-executive director since March 2019. He previously served as a professor at Hongik University School of Business Administration, the vice president of Hongik University, a non-executive director of Shinhan Investment Corp., a non-executive director of Citibank Korea Inc., a vice chairman of the Korea Accounting Institute and president of the Korea Association for Government Accounting. Mr. Kim received a B.A. in business administration from Seoul National University and an M.S. and a Ph.D. in management from Purdue University.

Seon-joo Kwon has been a non-executive director since March 2020. She previously served a number of roles at Industrial Bank of Korea, including the chairman and chief executive officer, the head of the risk management division, the head of the credit card business division and the head of the central regional headquarters. She also previously served as a visiting scholar at the Korea Institute of Finance. Ms. Kwon received a B.A. in English from Yonsei University.

Gyutaeg Oh has been a non-executive director since March 2020. He is currently a professor at Chung-Ang University School of Business Administration. He previously served as a member of the Public Funds Oversight Committee of the Financial Services Commission, an assistant professor at the University of Iowa, a non-executive director at Kiwoom Securities Co., Ltd. and a non-executive director at Moa Savings Bank. Mr. Oh received a B.A. in economics from Seoul National University, an M.S. in management science from the Korea Advanced Institute of Science and Technology and an M.A. and a Ph.D. in economics from Yale University.

Any director having an interest in a transaction that is subject to approval by the board of directors may not vote at the meeting during which the board approves the transaction.

Executive Officers

The table below identifies our executive officers who are not executive directors as of the date of this annual report:

Name	Date of Birth	Position
Chang Kwon Lee	November 15, 1965	Deputy President, Chief Strategy Officer and Head of Global Business Unit
Ki-Hwan Kim	March 20, 1963	Deputy President and Chief Finance Officer
Nam Jong Seo	June 10, 1963	Deputy President and Chief Risk Management Officer
Pil Kyu Im	March 20, 1964	Deputy President and Chief Human Resources Officer
Kyung Yup Cho	September 9, 1961	Deputy President; KB Research
Young Hyuk Jo	April 22, 1963	Deputy President; Audit Department
Nam Hoon Cho	June 28, 1968	Senior Managing Director and Chief Global Strategy Officer
Chan Il Park	March 19, 1963	Managing Director and Chief Compliance Officer
Seok Mun Choi	August 9, 1968	Managing Director and the Head of the Office of Board of Directors
Soon Bum Kwon	October 20, 1966	Managing Director
Jeong Rim Park	November 27, 1963	Head of Capital Market Business Unit
Sung Hyun Kim	August 5, 1963	Head of Corporate and Investment Banking Business Unit
Jong Hee Yang	June 10, 1961	Head of Insurance Business Unit
Dong Cheol Lee	October 4, 1961	Head of Retail Customer Business Unit
Young Gil Kim	January 3, 1963	Head of Wealth Management Business Unit
Woon Tae Kim	May 17, 1963	Head of Small and Medium Enterprise Business Unit
Mun-Cheol Jeong	August 3, 1968	Chief Public Relation Officer
Dong Whan Han	January 30, 1965	Chief Digital Innovation Officer
Woo Yeul Lee	November 21, 1964	Chief Information Technology Officer
Jin Soo Yoon	February 29, 1964	Chief Data Officer
Sang-Hyeon Woo	February 3, 1964	Senior Managing Director; Corporate and Investment Banking Business Unit
Jeong Ha	January 31, 1967	Senior Managing Director; Capital Market Business Unit
Chai Hyun Sung	September 12, 1965	Senior Executive Vice President; Retail Customer Business Unit
Yun Sang Song	July 14, 1964	Senior Managing Director; Insurance Business Unit
Jae Young Choi	June 7, 1967	Head of Pension Business Division
Jin Gyu Maeng	January 15, 1966	Head of Office of Planning and Coordination

None of the executive officers has any significant activities outside KB Financial Group.

Chang Kwon Lee is a deputy president and our chief strategy officer and heads the global business unit. He previously served as a general manager of KB Kookmin Card’s strategic planning department. Mr. Lee received a B.A. in applied statistics from Korea University.

Ki-Hwan Kim is a deputy president and our chief finance officer. He previously served as our chief risk management officer and as a managing director of Kookmin Bank’s consumer protection group. Mr. Kim received a B.A. in economics from Seoul National University.

Nam Jong Seo is a deputy president and our chief risk management officer. He previously served as a senior executive vice president of Kookmin Bank’s risk management group. Mr. Seo received an M.A. in economics from Korea University.

Pil Kyu Im is a deputy president and our chief human resources officer. He previously served as our chief compliance officer and as the branch manager of Kookmin Bank’s Gwanghwamoon branch and Star Tower branch. Mr. Im received an M.A. in economics from Korea University.

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

Nam Hoon Cho is a senior managing director and our chief global strategy officer. He previously served as a managing director of KB Securities’ global business division and management supporting division. Mr. Cho received a B.A. in economics from Sungkyunkwan University.

Chan Il Park is a managing director and our chief compliance officer. He previously served as the head of Kookmin Bank’s Guro-dong financial center branch and Seoyeouido branch.

Seok Mun Choi is a managing director and the head of the office of board of directors. He previously served as a general manager of Kookmin Bank’s general affairs department. Mr. Choi received a B.A. in public administration from Chosun University.

Soon Bum Kwon is a managing director. He previously served as an executive secretary for our company and Kookmin Bank, as well as a general manager of Kookmin Bank’s human resources department. Mr. Kwon received a B.A. in science of public administration from Korea University.

Jeong Rim Park is the head of our capital market business unit and also serves as the chief executive officer of KB Securities. She previously served as a senior executive vice president of Kookmin Bank and the head of its wealth management group, as well as a deputy president of KB Securities in charge of its wealth management division. Ms. Park received a B.A. in business administration and an M.B.A. from Seoul National University.

Sung Hyun Kim is the head of our corporate and investment banking business unit and also serves as the chief executive officer of KB Securities. He previously served as a deputy president of the investment banking division of KB Securities. Mr. Kim received a B.A. in economics from Yonsei University.

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

Young Gil Kim is the head of our wealth management business unit. He also serves as a senior executive vice president of Kookmin Bank’s wealth management customer group and as a deputy president of KB Securities’ wealth management business unit. He previously served as the head of Kookmin Bank’s investment product & service division. Mr. Kim received a B.S. in statistical computation from Chungnam National University.

Woon Tae Kim is the head of our small and medium enterprise business unit. He also serves as a senior managing director of Kookmin Bank’s SME & SOHO customer group. He previously served as the head of Daejeon & Chungnam regional sales group of Kookmin Bank. He received a B.A. in agricultural economics from Dongguk University.

Mun-Cheol Jeong is our chief public relation officer. He also serves as a managing director of Kookmin Bank’s brand & ESG group. He previously served as the head of Kookmin Bank’s strategy division. Mr. Jeong received an M.B.A. from the Korea Advanced Institute of Science and Technology.

Dong Whan Han is our chief digital innovation officer. He also serves as a senior executive vice president of Kookmin Bank’s digital financial group. He previously served as the head of our office of the board of directors and a general manager of Kookmin Bank’s strategic planning department. Mr. Han received an M.S. in geography from Seoul National University and an M.B.A. from the University of Washington.

Woo Yeul Lee is our chief information technology officer. He also serves as a senior executive vice president of Kookmin Bank’s information technology group. He previously served as the head of Kookmin Bank’s Bukbu regional sales group. Mr. Lee received an M.A. in economics from Korea University.

Jin Soo Yoon is our chief data officer. He also serves as a senior managing director of the data strategy group at Kookmin Bank and data strategic division at KB Kookmin Card. He previously served as the head of N division of Hyundai Card Co., Ltd. and Hyundai Capital Services, Inc. Mr. Yoon received a B.S. in computer science from Seoul National University and an M.S. and a Ph.D. from the Korea Advanced Institute of Science and Technology.

Sang-Hyeon Woo is a senior managing director and directs our corporate and investment banking business unit. He also serves as a senior managing director of Kookmin Bank’s corporate investment banking customer group and as a deputy president of KB Securities’ investment banking business unit. He previously served as the head of Kookmin Bank’s investment banking business division. Mr. Woo received an M.B.A. from Korea University.

Jeong Ha is a senior managing director and directs our capital market business unit. He also serves as a senior managing director of Kookmin Bank’s capital markets group. He previously served as the head of Kookmin Bank’s capital markets division. Mr. Ha received an M.B.A. from the Korea Advanced Institute of Science and Technology.

Chai Hyun Sung is a senior executive vice president and directs our retail customer business unit. He also serves as a senior executive vice president of Kookmin Bank and heads its retail customer group. He previously served as our chief human resources officer, as our chief public relation officer and as an executive secretary for our company and Kookmin Bank. Mr. Sung received a B.A. in accounting from Jeonbuk National University.

Yun Sang Song is a senior managing director and directs our insurance business unit. He also serves as a senior managing director of KB Life Insurance and heads its strategy & finance planning division. He previously served as a senior actuary of KB Life Insurance. Mr. Song received an M.S. in mathematics from Seoul National University.

Jae Young Choi is the head of our pension business division. He also serves as the head of the pension business divisions at Kookmin Bank, KB Securities and KB Insurance. He previously served as the head of Kookmin Bank’s pension business department. Mr. Choi received an M.B.A. from Yonsei University.

Jin Gyu Maeng is the head of our office of planning and coordination. He also serves as a general manager of Kookmin Bank’s planning and coordination office. He previously served as the head of Kookmin Bank’s Yeouido financial center branch. Mr. Maeng received a B.A. in economics from Dongguk University.

Item 6.B.	Compensation

The aggregate remuneration paid and benefits-in-kind granted, excluding stock grants, by us and our subsidiaries to our chairman and chief executive officer, our other executive and non-standing directors, our non-executive directors and our executive officers for the year ended December 31, 2019 was ￦14,468 million. For the year ended December 31, 2019, we set aside ￦642 million for allowances for severance and retirement benefits for our chairman and chief executive officer, the other executive directors and our executive officers.

The compensation of our directors and executive officers who received total annual compensation exceeding ￦500 million in 2019 was as follows:

Name	Position	Total Compensation in 2019 (in millions of Won)(1)	Incentive Compensation for Payment Subsequent to 2019 (number of shares)(2)
Jong Kyoo Yoon	Chairman and Chief Executive Officer	￦2,057	26,301
Yin Hur	Non-standing director; President and Chief Executive Officer of Kookmin Bank	1,074	6,345
Dong Cheol Lee	Head of Retail Customer Business Unit	720	5,287
Chang Kwon Lee	Deputy President and Chief Strategy Officer, Head of Global Business Unit	576	3,895
Kyung Yup Cho	Deputy President; KB Research	557	11,770
Young Hyuk Cho	Deputy President; Audit Department	504	3,268

(1)	Includes annual salary and performance-based incentive payments paid by us and our subsidiaries.
(2)

Consists of performance-based shares expected to be granted by us and our subsidiaries in the future. The actual payment amount will be determined at the time of payment based on the then-current market price of our common shares.

We do not have service contracts with any of our directors or executive officers providing for benefits upon termination of their employment with us.

In 2008, we established a stock grant plan. Pursuant to this plan, we have entered into performance share agreements with certain of our and our subsidiaries’ directors and executive officers, whereby we may grant shares of our common stock (or the equivalent monetary amount based on the market value of such shares) within specified periods as long-term incentive performance shares in accordance with pre-determined performance targets. See “Item 6.E. Share Ownership—Performance Share Agreements.” In 2019, we incurred ￦49,418 million of compensation costs relating to stock grants under such agreements. See Note 31.2 of the notes to our consolidated financial statements included elsewhere in this annual report.

Item 6.C.	Board Practices

See “Item 6.A. Directors and Senior Management” above for information concerning the terms of office and contractual employment arrangements with our directors and executive officers.

Committees of the Board of Directors

We currently have the following committees that serve under the board:

•	the Audit Committee;

•	the Risk Management Committee;

•	the Evaluation & Compensation Committee;

•	the Non-Executive Director Nominating Committee;

•	the Audit Committee Member Nominating Committee;

•	the CEO Nominating Committee;

•	the Subsidiaries’ CEO Director Nominating Committee; and

•	the Environmental, Social and Governance, or ESG, Committee.

Each committee member is appointed by the board of directors, except for members of the Audit Committee, who are elected at the general meeting of stockholders.

Audit Committee

The committee currently consists of four non-executive directors, Myung Hee Choi, Kouwhan Jeong, Gyutaeg Oh and Kyung Ho Kim. The chairperson of the Audit Committee is Kyung Ho Kim. The committee oversees our financial reporting and approves the appointment of our independent registered public accounting firm. The committee also reviews our financial information, auditor’s examinations, key financial statement issues, the plans and evaluation of internal control and the administration of our financial affairs by the board of directors. In connection with the general meetings of stockholders, the committee examines the agenda for, and financial statements and other reports to be submitted by, the board of directors to each general meeting of stockholders. The committee holds regular meetings every quarter.

Risk Management Committee

The committee currently consists of four non-executive directors, Stuart B. Solomon, Kyung Ho Kim, Seon-joo Kwon and Gyutaeg Oh. The chairperson of the committee is Seon-joo Kwon. The Risk Management Committee oversees and makes determinations on all issues relating to our comprehensive risk management function. In order to ensure our stable financial condition and to maximize our profits, the committee monitors our overall risk exposure and reviews our compliance with risk policies and risk limits. In addition, the committee reviews risk and control strategies and policies, evaluates whether each risk is at an adequate level, establishes or abolishes risk management divisions and reviews risk-based capital allocations. The committee holds regular meetings every quarter.

Evaluation & Compensation Committee

The committee currently consists of four non-executive directors, Suk Ho Sonu, Myung Hee Choi, Kouwhan Jeong and Seon-joo Kwon. The chairperson of the committee is Kouwhan Jeong. The Evaluation and Compensation Committee reviews compensation schemes and compensation levels of us and our subsidiaries. The committee is also responsible for deliberating and deciding the compensation of directors, evaluating management’s performance and implementing management training programs, as well as deciding and supervising the performance-based annual salary of the president and the executive officers of us and our subsidiaries. The committee holds regular meetings semi-annually.

Non-executive Director Nominating Committee

The committee currently consists of four non-executive directors, Suk Ho Sonu, Stuart B. Solomon, Myung Hee Choi and Kouwhan Jeong. The chairperson of the committee is Myung Hee Choi. The committee is responsible for the management and evaluation of a pool of non-executive director candidates and recommendation of the non-executive director candidates to be nominated at the annual general meeting of shareholders.

Audit Committee Member Nominating Committee

The committee currently consists of all seven of our non-executive directors. The chairperson of the committee is Suk Ho Sonu. The committee oversees the selection of Audit Committee member candidates and recommends them annually sometime prior to the general stockholders meeting. The term of office of its members is from the first meeting of the committee held to nominate the Audit Committee members until the Audit Committee members are appointed.

CEO Nominating Committee

The committee currently consists of all seven of our non-executive directors. The chairperson of the CEO Nominating Committee is Suk Ho Sonu. The committee is responsible for establishing and monitoring procedures for our CEO candidate cultivation and succession program pursuant to our “CEO Succession Regulations,” which cover, among other things, the qualifications of CEO candidates, continued maintenance of the candidate pool and the CEO candidate nomination process. The committee holds regular meetings semi-annually.

Subsidiaries’ CEO Director Nominating Committee

The committee currently consists of one non-standing director, Yin Hur, and three non-executive directors, Suk Ho Sonu, Kyung Ho Kim and Seon-joo Kwon, together with our chairman and chief executive officer, Jong Kyoo Yoon. The chairperson of the Subsidiaries’ CEO Director Nominating Committee is Jong Kyoo Yoon. The committee is responsible for candidate cultivation and succession programs for chief executive officers of our subsidiaries. The committee holds regular meetings semi-annually.

ESG Committee

The Committee currently consists of all seven of our non-executive directors, one non-standing director, Yin Hur, and our chairman and chief executive officer, Jong Kyoo Yoon. The chairperson of the ESG Committee is Gyutaeg Oh. The committee is responsible for establishing and enforcing strategies and policies relating to non-financial aspects of our business, which consist of the environment, social responsibility and corporate governance, in order to promote sustainable development and enhance our corporate value. The committee also manages ESG-related products and investments and monitors ESG-related global initiatives and community outreach efforts. The committee holds regular meetings semi-annually.

Item 6.D.	Employees

As of December 31, 2019, we had a total of 153 full-time employees, excluding 21 executive officers, at our financial holding company.

The following table sets forth information regarding our employees at both our financial holding company and our subsidiaries as of the dates indicated:

		As of December 31,
		2017	2018	2019
KB Financial Group	Full-time employees(1)	164	170	153
	Contractual employees	—	—	—
	Managerial employees	147	151	135
	Members of Korea Financial Industry Union	—	—	—
Kookmin Bank	Full-time employees(1)	16,925	16,802	16,413
	Contractual employees	1,422	1,309	1,545
	Managerial employees	9,799	9,615	9,276
	Members of Korea Financial Industry Union	14,501	14,697	14,642
Other subsidiaries	Full-time employees(1)	8,231	8,753	8,777
	Contractual employees	1,600	1,290	1,131
	Managerial employees	4,554	4,675	4,840
	Members of Korea Financial Industry Union	6,043	6,005	5,958

(1)	Excluding executive officers.

We consider our relations with our employees to be satisfactory. We and our subsidiaries each have a joint labor-management council which serves as a forum for ongoing discussions between our management and employees. At eight of our subsidiaries, Kookmin Bank, KB Securities, KB Insurance, KB Kookmin Card, KB Capital, KB Real Estate Trust, KB Data Systems and KB Credit Information, our employees have a labor union. Every year, the unions at Kookmin Bank, KB Securities, KB Insurance, KB Kookmin Card, KB Capital, KB Real Estate Trust, KB Data Systems and KB Credit Information and their respective managements negotiate and enter into new collective bargaining agreements and negotiate annual wage adjustments.

Our compensation packages consist of base salary and base bonuses. We also provide performance-based compensation to employees and management officers, including those of our subsidiaries, depending on the level of responsibility of the employee or officer and business of the relevant subsidiary. Typically, executive officers, heads of regional headquarters and employees in positions that require professional skills, such as fund managers and dealers, are compensated depending on their individual annual performance evaluation. Also, Kookmin Bank has implemented a profit-sharing system in order to enhance the performance of Kookmin Bank’s employees. Under this system, Kookmin Bank pays bonuses to its employees, in addition to the base salary and depending on Kookmin Bank’s annual performance.

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

In June 2009, we established an employee stock ownership association. All of our employees are eligible to participate in this association. We are not required to, and do not, make cash contributions to this plan. Members of our employee stock ownership association have pre-emptive rights to acquire up to 20% of our shares issued in public offerings by us pursuant to the Financial Investment Services and Capital Markets Act. In August 2009, we offered to members of our employee stock ownership association 6,000,000 of the 30,000,000 new shares of common stock to be issued in our rights offering to our existing shareholders, and the entire amount was subscribed by members of our employee stock ownership association. The employee stock ownership association held 4,588,656 shares of our common stock as of December 31, 2019.

Employees of Kookmin Bank have been eligible to participate in its employee stock ownership association, which will be terminated once all of our common stock held by the association (which the association received following the transfer of Kookmin Bank shares held by it as a result of the comprehensive stock transfer pursuant to which we were established) have been distributed to the relevant Kookmin Bank employees at the requests of such employees following the expiration of the required holding periods. As of December 31, 2019, such employee stock ownership association held 306,615 shares of our common stock.

In order to develop our next generation of leaders and enhance the operational capability of our employees at each of our subsidiaries, we operate various employee training programs. These programs, which are aimed at cultivating financial specialists with higher levels of management and business skills, developing regional experts for increased global capabilities and enhancing employee loyalty, comprise a number of customized programs such as training courses for employees of different positions, domestic and foreign M.B.A. courses and intensive human resources development programs for high performers to cultivate future leaders. For example, Kookmin Bank offers training programs at its employees’ worksites to facilitate access to training, as well as a foreign regional expert training program and a global language training course. We also provide financial and other support for our employees to develop their finance-related knowledge and skills by enrolling in training courses or engaging in self-study programs. The broad spectrum of training programs, combined with the state-of-the-art technologies such as cyber training, satellite broadcasting and mobile-learning, maximizes the level of exposure of the trainees to the contents of the programs. We also believe that our training scheme based on classified training courses and a development evaluation system has facilitated systemic development of employee skills and a spontaneous learning environment.

Item 6.E.	Share Ownership

Common Stock

As of March 31, 2020, the persons who are currently our directors or executive officers, as a group, held an aggregate of 78,617 shares of our common stock, representing approximately 0.02% of the issued shares of our common stock as of such date. None of these persons individually held more than 1% of the outstanding shares of our common stock as of such date. The following table presents information regarding our directors and executive officers who beneficially owned our shares as of March 31, 2020:

Name of Executive Officer or Director	Number of Shares of Common Stock
Jong Kyoo Yoon	21,000
Yin Hur	13,500
Suk Ho Sonu	1,300
Chang Kwon Lee	2,010
Ki-Hwan Kim	2,576
Nam Jong Seo	119
Pil Kyu Im	1,005
Kyung Yup Cho	1,500
Young Hyuk Jo	961
Nam Hoon Cho	1,000
Chan Il Park	1,200
Seok Mun Choi	690
Soon Bum Kwon	1,500
Jeong Rim Park	3,150
Sung Hyun Kim	15,468
Jong Hee Yang	914
Dong Cheol Lee	3,325
Young Gil Kim	152
Woon Tae Kim	—
Mun-Cheol Jeong	539
Dong Whan Han	1,100
Woo Yeul Lee	1,248
Jin Soo Yoon	100
Sang-Hyeon Woo	348
Jeong Ha	—
Chai Hyun Sung	2,536
Yun Sang Song	—
Jae Young Choi	652
Jin Gyu Maeng	724

Total	78,617

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

The following table presents information regarding the beneficial ownership of our shares at December 31, 2019 by each person or entity known to us to own beneficially more than 5% of our issued and outstanding shares.

Except as otherwise indicated, each stockholder identified by name has:

•	sole voting and investment power with respect to its shares; and

•	record and beneficial ownership with respect to its shares.

Beneficial Owner	Number of Shares of Common Stock	Percentage of Total Outstanding Shares of Common Stock (%)(1)
Korean National Pension Service	41,468,003	9.97%
JP Morgan Chase Bank, N.A.(2)	26,622,633	6.40%

(1)	Calculated based on 415,807,920 shares of our common stock issued as of December 31, 2019.
(2)	As depositary bank.

Other than as set forth above, no other person or entity known by us to be acting in concert, directly or indirectly, jointly or separately, owned 5.0% or more of the issued shares of our common stock or exercised control or could exercise control over us as of December 31, 2019. None of our major stockholders has different voting rights from our other stockholders.

As of December 31, 2019, there were 389,634,335 shares of common stock outstanding. Of the total outstanding shares, 26,622,633 shares were held in the form of ADSs and 96,593,126 shares were held of record in the form of common stock by residents in the United States. As of December 31, 2019, the number of registered holders of our ADSs was 20 and the number of holders of our common stock in the United States was 611.

Item 7.B.	Related Party Transactions

As of December 31, 2019, we had an aggregate of ￦3,541 million in loans outstanding to our executive officers and directors, executive officers and directors of Kookmin Bank and chief executive officers of our other subsidiaries, including family members of such individuals. In addition, as of such date, we had loans outstanding to various companies whose directors or executive officers were serving concurrently as our directors or executive officers. See Note 43 of the notes to our consolidated financial statements included elsewhere in this annual report. All of these loans were made in the ordinary course of business, on substantially the same terms, including interest rate and collateral, as those prevailing at the time for comparable transactions with other persons and did not involve more than the normal risk of collectability or present other unfavorable features.

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

See “Item 18. Financial Statements” and pages F-1 through F-250.

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

In June 2010, Fairfield Sentry Limited, or Fairfield, which is currently in liquidation and whose assets were directly or indirectly invested with Bernard L. Madoff Investment Securities LLC, or BLMIS, filed a lawsuit in the Supreme Court of the State of New York against Kookmin Bank, which acted as a trustee bank for its clients who invested in Fairfield. Fairfield seeks recovery of approximately US$42 million paid to Kookmin Bank by its clients in connection with share redemptions on the ground that such payments were made by mistake, based on inflated values resulting from BLMIS’ fraud. In September 2010, the case was transferred to the United States Bankruptcy Court for the Southern District of New York, or the Bankruptcy Court, which in turn ordered that the case be returned to a state court in September 2011 but then stayed the lawsuit before it was sent to state court. While the case was stayed, the Bankruptcy Court issued an opinion in December 2018 holding that the claims against Kookmin Bank were deficiently pleaded and thus should be dismissed. In July 2019, the Bankruptcy Court issued an order to the effect that the case would proceed in a federal court, instead of returning to a state court. Fairfield has appealed the Bankruptcy Court’s dismissal to the United States District Court for the Southern District of New York, or the District Court. Legal arguments are currently being filed and the District Court is expected to rule on the appeal during 2020. Fairfield has filed similar actions against numerous other fund investors to seek recovery of redemption payments.

In May 2012, the trustee appointed for the liquidation of BLMIS filed a lawsuit against Kookmin Bank in the Bankruptcy Court. The trustee seeks recovery of approximately US$42 million, the amount of funds that were allegedly redeemed by Kookmin Bank from Fairfield between June 2004 and January 2006. The trustee alleges that Fairfield was a “feeder fund” that invested in BLMIS and that redemptions from such BLMIS feeder fund are avoidable and recoverable under the U.S. Bankruptcy Code and New York law. The Bankruptcy Court issued an order to dismiss the case during the pleading stage of the litigation in March 2017, and the trustee appealed such decision to the United States Court of Appeals for the Second Circuit, or the Second Circuit, which reversed the dismissal and vacated the judgment in February 2019. Kookmin Bank, along with other defendants, filed a motion asking the Second Circuit to reconsider its ruling and, after such motion was denied, filed a petition asking the United States Supreme Court to accept an appeal of the Second Circuit’s ruling, which petition is currently pending. The trustee has filed similar claw back actions against numerous other institutions.

In November 2012, Kookmin Bank filed a lawsuit against the Export-Import Bank of Korea and other creditor financial institutions comprising the creditors’ committee of a Korean shipbuilding company which was a borrower of Kookmin Bank and was in workout. Kookmin Bank voted against extending new credit to such borrower and exercised its appraisal rights. Kookmin Bank sought ￦103 billion as compensation for damages and payment of the purchase price of debt held by Kookmin Bank. In November 2012, the Export-Import Bank of Korea and other creditor financial institutions of the borrower filed a counter lawsuit against Kookmin Bank seeking ￦46 billion in damages in connection with the borrower’s debt restructuring plan. In August 2014, the Seoul Central District Court ruled partially in favor of Kookmin Bank in its lawsuit against the Export-Import Bank of Korea and other creditor financial institutions of the borrower, but ruled against Kookmin Bank in the counter lawsuit brought against Kookmin Bank. Both cases were appealed to the Seoul High Court, which dismissed the appeals in February 2016. Both cases were further appealed to the Supreme Court of Korea, which dismissed the appeals in February 2019.

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

In connection with the misappropriation incident, as of December 31, 2019, certain of KB Kookmin Card’s customers had filed a total of 11 lawsuits against KB Kookmin Card (compared to 113 lawsuits as of December 31, 2018) with the aggregate amount of claimed damages amounting to approximately ￦0.4 billion (compared to approximately ￦6.9 billion as of December 31, 2018). The final outcome of such lawsuits remains uncertain. In addition, KB Kookmin Card could become subject to additional litigation and may incur significant costs relating to the compensation of customers for losses incurred as a result of the fraudulent use of the misappropriated personal information.

In February 2018, pursuant to a request by the Financial Supervisory Service, the Supreme Prosecutors’ Office of Korea commenced an investigation into alleged irregularities in hiring practices at certain Korean banks, including Kookmin Bank. In May 2018, the prosecutors charged four current and former executive officers and employees of Kookmin Bank with obstruction of business and violation of the Act on the Equal Employment for Both Sexes, for violating certain regulations relating to the evaluation and hiring of certain individuals in 2015 and 2016. In October 2018, the Seoul Southern District Court sentenced such executive officers and employees to probation and ordered Kookmin Bank to pay a fine in the amount of ￦5 million. The individuals and Kookmin Bank have since appealed such ruling.

In May 2008, Kookmin Bank, in its capacity as a trustee for, and pursuant to instructions from, an asset management company, facilitated the investment of ￦53.9 billion (in the form of a loan) by a real estate fund managed by such asset management company to a real estate developer in Cambodia. Upon the failure of such real estate developer to repay such loan in 2012, Kookmin Bank obtained four orders of provisional attachment from 2014 to 2017 with respect to properties in Cambodia owned by the real estate developer, in accordance with instructions from the asset management company. The property that had been subject to the first provisional attachment was changed in February 2014, and the second to fourth provisional attachments were canceled in February 2017. Subsequently, the real estate developer filed two lawsuits against Kookmin Bank in Cambodian courts for damages in the amount of US$12.1 million and US$44.4 million, respectively, on the ground that the provisional attachments were excessive. The real estate developer has since withdrawn both lawsuits upon receipt of a partial payment from Kookmin Bank, the amount of which is considered immaterial.

Dividends

Dividends must be approved by the stockholders at the annual general meeting of stockholders. Cash dividends may be paid out of retained earnings that have not been appropriated to statutory reserves. See “Item 10.B. Memorandum and Articles of Association—Description of Capital Stock—Dividends and Other Distributions.”

The table below sets forth, for the periods indicated, the dividend per share of common stock and the total amount of dividends declared and paid by us in respect of the years ended December 31, 2017, 2018 and 2019. The dividends set out for each of the years below were paid within 30 days after our annual stockholders meeting, which was held no later than March of the following year.

Fiscal Year	Dividends per Common Share(1)				Dividends per Preferred Share		Total Amount of Cash Dividends Paid
							(in millions of Won)
2017(2)	￦	1,920	US$	1.80	—	—	￦ 766,728
2018(3)		1,920		1.73	—	—	759,736
2019(4)		2,210		1.91	—	—	861,092

(1)	Won amounts are expressed in U.S. dollars at the noon buying rate in effect at the end of the relevant periods as quoted by the Federal Reserve Bank of New York in the United States.
(2)

On February 8, 2018, our board of directors passed a board resolution recommending a cash dividend of ￦1,920 per common share (before dividend tax), representing 38.4% of the par value of each share, for the fiscal year ended December 31, 2017. This resolution was approved and ratified by our stockholders on March 23, 2018.

(3)

On February 8, 2019, our board of directors passed a board resolution recommending a cash dividend of ￦1,920 per common share (before dividend tax), representing 38.4% of the par value of each share, for the fiscal year ended December 31, 2018. This resolution was approved and ratified by our stockholders on March 27, 2019.

(4)

On February 6, 2020, our board of directors passed a board resolution recommending a cash dividend of ￦2,210 per common share (before dividend tax), representing 44.2% of the par value of each share, for the fiscal year ended December 31, 2019. This resolution was approved and ratified by our stockholders on March 20, 2020.

Future dividends will depend upon our revenues, cash flow, financial condition and other factors. As an owner of ADSs, you will be entitled to receive dividends payable in respect of the shares of common stock represented by such ADSs.

For a description of the tax consequences of dividends paid to our stockholders, see “Item 10.E. Taxation—United States Taxation” and “—Korean Taxation—Taxation of Dividends on Common Shares or ADSs.”

Item 8.B.	Significant Changes

Except as disclosed elsewhere in this annual report, there have been no significant changes since the date of our audited financial statements included in this annual report.

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

As of December 31, 2019, our authorized share capital is 1,000,000,000 shares. Pursuant to our articles of incorporation, we are authorized to issue shares with preferred dividend, non-voting shares, class shares with conversion rights, class shares with redemption rights and shares with a combination of all or any of the foregoing characteristics (which we refer to collectively as “Class Shares”), as well as common shares. Subject to applicable laws and regulations, we are authorized to issue Class Shares up to one-half of all of our issued and outstanding shares.

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

As of the date of this annual report, 415,807,920 shares of common stock were issued and 389,634,335 shares of common stock were outstanding. No Class Shares are currently outstanding. All of the issued and outstanding shares are fully-paid and non-assessable, and are in registered form. Our authorized but unissued share capital consists of 584,192,080 shares. We may issue the unissued shares without further stockholder approval, subject to a board resolution as provided in the articles of incorporation. See “—Preemptive Rights and Issuances of Additional Shares” and “—Dividends and Other Distributions—Distribution of Free Shares.”

Our articles of incorporation provide that our stockholders may, by special resolution, grant to our and our subsidiaries’ officers and employees stock options exercisable for up to 15% of the total number of our issued and outstanding shares. Our board of directors may also grant stock options to officers and employees other than directors exercisable for up to 1% of our issued and outstanding shares, provided that such grant must be approved by a resolution of the subsequent general meeting of stockholders. As of March 31, 2020, none of our officers, directors and employees held options to purchase shares of our common stock.

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

Subject to certain exceptions for short-term and hedged positions, the U.S. dollar amount of dividends received by an individual with respect to the ADSs will be subject to taxation at reduced rates if the dividends are “qualified dividends.” Dividends paid on the common shares or ADSs will be treated as qualified dividends if (i) the common shares or ADSs are readily tradable on an established securities market in the United States or we are eligible for the benefits of a comprehensive tax treaty with the United States that the U.S. Treasury determines is satisfactory for purposes of this provision and that includes an exchange of information program; and (ii) we were not, in the year prior to the year in which the dividend was paid, and are not, in the year in which the dividend is paid, a passive foreign investment company as defined for U.S. federal income tax purposes (“PFIC”). The ADSs are listed on the New York Stock Exchange, and will qualify as readily tradable on an established securities market in the United States so long as they are so listed. In addition, the U.S. Treasury has determined that the Korea-United States income tax treaty meets the requirements for reduced rates of taxation, and we believe we are eligible for the benefits of that treaty. Based on our audited financial statements, we believe that we were not a PFIC in our 2018 or 2019 taxable year. In addition, based on our audited financial statements and current expectations regarding our income, assets and activities, we do not anticipate becoming a PFIC for our 2020 taxable year. Therefore, we believe that dividends received by U.S. holders with respect to either common shares or ADSs will be “qualified dividends.” Holders should consult their own tax advisers regarding the availability of the reduced dividend tax rate in light of their own particular circumstances.

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

Foreign Tax Credit Considerations

You should consult your own tax advisers to determine whether you are subject to any special rules that limit your ability to make effective use of foreign tax credits, including the possible adverse impact of failing to take advantage of benefits under the income tax treaty between the United States and Korea. If no such rules apply, you may claim a credit against your U.S. federal income tax liability for Korean taxes withheld from dividends on the common shares or ADSs, so long as you have owned the common shares or ADSs (and not entered into specified kinds of hedging transactions) for at least a 16-day period that includes the ex-dividend date. Instead of claiming a credit, you may, if you so elect, deduct such Korean taxes in computing your taxable income, subject to generally applicable limitations under U.S. tax law. Korean taxes withheld from a distribution of additional shares that is not subject to U.S. tax may be treated for U.S. federal income tax purposes as imposed on “foreign branch” income. Such treatment could affect your ability to utilize any available foreign tax credit in respect of such taxes.

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

Specified Foreign Financial Assets

Certain U.S. holders that own “specified foreign financial assets” with an aggregate value in excess of US$50,000 on the last day of the taxable year or US$75,000 at any time during the taxable year are generally required to file an information statement along with their tax returns, currently on Form 8938, with respect to such assets. “Specified foreign financial assets” include any financial accounts held at a non-U.S. financial institution, as well as securities issued by a non-U.S. issuer (which would include the common shares or ADSs) that are not held in accounts maintained by financial institutions. Higher reporting thresholds apply to certain individuals living abroad and to certain married individuals. Regulations extend this reporting requirement to certain entities that are treated as formed or availed of to hold direct or indirect interests in specified foreign financial assets based on certain objective criteria. U.S. holders who fail to report the required information could be subject to substantial penalties. Prospective investors should consult their own tax advisers concerning the application of these rules to their investment in the common shares or ADSs, including the application of the rules to their particular circumstances.

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

Under Korean tax law, ADSs are viewed as shares of common stock for capital gains tax purposes. Accordingly, capital gains from the sale or disposition of ADSs are taxed (if such sale or disposition constitutes a taxable event) as if such gains are from the sale or disposition of the underlying common shares. Capital gains that you earn (regardless of whether you have a permanent establishment in Korea) from a transfer of ADSs outside of Korea will generally be exempt from Korean income taxation by virtue of the STTCL, provided that the issuance of the ADSs is deemed to be an overseas issuance under the STTCL. However, if you transfer ADSs after having converted the underlying common shares, such exemption under the STTCL will not apply and you will be required to file a corporate income tax return and pay tax in Korea with respect to any capital gains derived from such transfer unless the purchaser or a financial investment company with a brokerage license, as applicable, withholds and pays such tax.

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

You should inquire for yourself whether you are entitled to the benefit of a tax treaty between Korea and the country where you are a resident. It is the responsibility of the party claiming the benefits of an income tax treaty in respect of dividend payments or capital gains to submit to us, the purchaser or the financial investment company, as applicable, a certificate as to his tax residence. In the absence of sufficient proof, we, the purchaser or the financial investment company, as applicable, must withhold tax at the normal rates. Furthermore, in order for you to claim the benefit of a tax rate reduction or tax exemption on certain Korean source income (such as dividends or capital gains) under an applicable tax treaty, Korean tax law requires you (or your agent) to submit an application (for reduced withholding tax rate, “application for entitlement to reduced tax rate,” and in the case of exemptions from withholding tax, “application for tax exemption,” along with a certificate of your tax residency issued by a competent authority of your country of tax residence, subject to certain exceptions) as the beneficial owner of such Korean source income (“BO application”). For example, a U.S. resident would be required to provide Form 6166 as a certificate of tax residency together with the application for entitlement to reduced tax rate or the application for tax exemption. Such application should be submitted to the withholding agent prior to the payment date of the relevant income. Subject to certain exceptions, where the relevant income is paid to an overseas investment vehicle (which is not the beneficial owner of such income) (“OIV”), a beneficial owner claiming the benefit of an applicable tax treaty with respect to such income must submit its BO application to such OIV, which must submit an OIV report and a schedule of beneficial owners (and the BO applications collected from each beneficial owner, if such beneficial owner is applying for tax exemption) to the withholding agent prior to the payment date of such income. Effective from January 1, 2020, an OIV that was not established for the purpose of unjustifiably reducing income tax liabilities in Korea and bears tax liabilities in the country of its residence is deemed to be a beneficial owner of Korean source income for income tax purposes. The benefits under a tax treaty between Korea and the country of such OIV’s residence will apply with respect to the relevant income paid to such OIV, subject to certain application requirements as prescribed by the Corporate

Income Tax or Individual Income Tax Law. In the case of a tax exemption application, the withholding agent is required to submit such applications (together with the applicable OIV report in the case of income paid to an OIV) to the relevant district tax office by the ninth day of the month following the date of the payment of such income.

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

Securities Transaction Tax

If you transfer our common shares on the Korea Exchange, you will be subject to securities transaction tax at the rate of 0.1% and an agriculture and fishery special surtax at the rate of 0.15% of the sale price of the common shares. If your transfer of the common shares is not made on the Korea Exchange, subject to certain exceptions, you will be subject to securities transaction tax at the rate of 0.45% and will not be subject to an agriculture and fishery special surtax.

Under the Securities Transaction Tax Law, depositary receipts (such as American depositary receipts) constitute share certificates subject to the securities transaction tax. However, the transfer of depositary receipts listed on the New York Stock Exchange, the Nasdaq Global Market, or other qualified foreign exchanges is exempt from the securities transaction tax.

In principle, the securities transaction tax, if applicable, must be paid by the transferor of the common shares or ADSs. When the transfer is effected through a securities settlement company in Korea, such settlement company is generally required to withhold and pay the tax to the tax authorities. When such transfer is made through a financial investment company only, such financial investment company is required to withhold and pay the tax. Where the transfer is effected by a non-resident without a permanent establishment in Korea, other than through a securities settlement company or a financial investment company, the transferee is required to withhold the securities transaction tax.

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

Kookmin Bank uses its internally developed credit rating systems to rate potential borrowers. As the characteristics of each customer segment differ, Kookmin Bank uses several credit rating systems for its customers. The nature of the credit rating system used for a particular borrower depends on whether the borrower is an individual, a SOHO customer, a small- and medium-sized enterprise or a large company. For large companies and small- and medium-sized enterprises, Kookmin Bank has 17 credit ratings ranging from AAA to D for risk management purposes. For retail customers, it has 13 credit ratings ranging from grade 1 to grade 13.

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

For owner-operated enterprises (which we refer to as SOHOs), Kookmin Bank has put in place a credit rating system known as Small Office Home Office Corporate Rating System, or SOHO CRS. For other small- and medium-sized enterprises, Kookmin Bank has put in place a similar credit rating system known as Corporate Rating System, or CRS. For large corporations, Kookmin Bank has put in place a similar credit rating system known as Large Corporate Rating System, or LCRS. For financial institutions, certain non-profit organizations and public institutions, Kookmin Bank has put in place a credit rating system known as Financial Institute, Non-profit, Public Corporate Rating System, or FNP CRS. The SOHO CRS, the CRS, the LCRS and the FNP CRS models consist of the following four parts:

•	Financial Model. The financial model uses financial ratios such as stability ratio, profitability ratio and cash flow ratio to make credit determinations.

•

Non-financial Model. The non-financial model uses various qualitative and quantitative factors, such as future repayment capability, industry-related risks, management-related risks and operation-related risks, to evaluate borrowers.

•

CEO Evaluation Model. The CEO evolution model is relevant for the SOHO CRS in particular, and evaluates the credit information of the individual owner of SOHOs by reviewing such owner’s personal information, bank transaction records and external credit ratings.

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

KB Kookmin Card’s application scoring system reflects various credit information, including basic customer information (such as credit history), transaction history with it, if any, delinquency and transaction history with other card companies and financial institutions and credit information provided by Korea Credit Information Services and other credit bureaus. KB Kookmin Card also considers repayment ability, total assets, total outstanding debts and the length of the applicant’s relationship, if any, and past contribution to our profitability, if any.

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

Total Exposure Management

We establish and manage total exposure limits for industries, chaebols and corporations, as well as certain small- and medium-sized enterprises, in order to efficiently manage financial assets and to optimize our credit portfolio. Kookmin Bank establishes total exposure limits for (i) main debtor groups designated by the Financial Supervisory Service, (ii) groups to which Kookmin Bank has total exposure of ￦50 billion or more, (iii) enterprises that belong to a main debtor group or large enterprises, in both cases to which Kookmin Bank has total exposure of ￦40 billion or more, (iv) small- and medium-sized enterprises to which Kookmin Bank has total exposure of ￦30 billion or more and (v) other groups or individual enterprises designated by the head of Kookmin Bank’s Risk Management Group as necessary. Kookmin Bank establishes total exposure limit by reviewing factors such as industry, size, cash flows, financial ratios and credit ratings, while establishing exposure limits for industries by reviewing the sales growth rate and risk concentration for each industry. These total exposure limits are set following approval by Kookmin Bank’s Risk Management Council after review by the Credit Risk Management Subcommittee.

Kookmin Bank’s maximum exposure limit is within 25% of its Tier I and Tier II capital for a single chaebol, and within 10% of its Tier I and Tier II capital for an individual large corporation.

We manage and control exposure limits on a daily basis. The principal system that we use for this purpose is the Total Exposure Management System. This system allows us to monitor and control our total exposure to large corporations, chaebols and industries. Kookmin Bank monitors its exposure to large corporations to which it has an exposure of ￦40 billion or more, individual corporations to which it has an exposure of ￦30 billion or more, and also its exposure to 128 business groups, which comprise the 30 largest highly-indebted business groups among chaebols in Korea designated as such by the Financial Supervisory Service based on their outstanding exposures as well as 98 business groups to which it has exposures (in the form of securities or loans)

of ￦50 billion or more. We also monitor our exposure to 37 industries. Our Total Exposure Management System integrates all of our credit-related risk including credit extended by our overseas branches and affiliates. The assets subject to the system include all Won-denominated and foreign currency-denominated loans, all assets in trust accounts except specified money trusts, guarantees, trade-related credits, commercial paper, corporate bonds and other securities and derivatives.

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

The following table shows the volume and types of positions held by Kookmin Bank for which the VaR method is used to measure market risk as of December 31, 2017, 2018 and 2019.

	As of December 31,
	2017		2018		2019
	(in millions of Won)
Securities—Bond(1)	￦	8,179,481	￦	9,167,080	￦	10,615,199
Securities—Equity(1)		43,214		42,943		106,321
Spot exchanges(2)		4,029,675		3,496,671		3,963,814
Derivatives(3)		5,438,917		3,364,318		4,564,306

Total	￦	17,691,288	￦	16,071,012	￦	19,249,640

(1)	Represents amounts marked to market and as shown on the balance sheet information that is prepared and submitted to the Financial Supervisory Service for risk management purposes.
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

The following table shows Kookmin Bank’s ten-day HSVaRs (at a 99% confidence level for a ten-day holding period) as of December 31, 2017, 2018 and 2019 for interest risk, stock price risk and foreign exchange risk relating to its trading activities. The following figures were calculated on a consolidated basis.

	As of December 31,
	2017		2018		2019
	(in billions of Won)
Risk categories:
Interest risk	￦	23.8	￦	7.1	￦	16.6
Stock price risk		1.3		3.3		3.9
Foreign exchange risk		24.3		16.5		13.1
Less: diversification		(29.7)		(11.9)		(13.2)

Diversified VaR for overall trading activities	￦	19.6	￦	14.9	￦	20.4

In 2019, the average, high, low and ending amounts of ten-day HSVaR (at a 99% confidence level for a ten-day holding period) for Kookmin Bank relating to its trading activities were as follows.

	Trading activities VaR for 2019
	Average		Minimum		Maximum		As of December 31, 2019
	(in billions of Won)
Interest risk	￦	11.2	￦	1.7	￦	20.5	￦	16.6
Stock price risk		3.4		2.4		4.3		3.9
Foreign exchange risk		15.8		11.4		20.7		13.1
Less: diversification								(13.2)

Diversified VaR for overall trading activities	￦	17.5	￦	13.6	￦	24.8	￦	20.4

In 2018, the average, high, low and ending amounts of ten-day HSVaR (at a 99% confidence level for a ten-day holding period) for Kookmin Bank relating to its trading activities were as follows.

	Trading activities VaR for 2018
	Average		Minimum		Maximum		As of December 31, 2018
	(in billions of Won)
Interest risk	￦	12.5	￦	6.0	￦	18.7	￦	7.1
Stock price risk		3.0		1.3		4.8		3.3
Foreign exchange risk		9.4		5.0		16.5		16.5
Less: diversification								(11.9)

Diversified VaR for overall trading activities	￦	16.2	￦	11.7	￦	23.1	￦	14.9

In 2017, the average, high, low and ending amounts of ten-day HSVaR (at a 99% confidence level for a ten-day holding period) for Kookmin Bank relating to its trading activities were as follows.

	Trading activities VaR for 2017
	Average		Minimum		Maximum		As of December 31, 2017
	(in billions of Won)
Interest risk	￦	22.7	￦	14.3	￦	42.2	￦	23.8
Stock price risk		1.0		0.8		1.3		1.3
Foreign exchange risk		32.7		12.4		44.3		24.3
Less: diversification								(29.8)

Diversified VaR for overall trading activities	￦	23.3	￦	16.5	￦	30.2	￦	19.6

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

The following table shows the volume and types of instruments held by Kookmin Bank for which the standardized method is used to measure its required equity capital as of December 31, 2017, 2018 and 2019.

	As of December 31,
	2017		2018		2019
	(in millions of Won)
Swaps and foreign exchange positions(1)	￦	14,742	￦	24,366	￦	30,864
Derivative-linked securities(2)		95,357		126,416		160,576
Options embedded in convertible bonds(3)		17,303		—		—

Total	￦	127,402	￦	150,783	￦	191,440

(1)

The overall net open currency position is the greater of (i) the sum of the absolute value of all short positions and (ii) the sum of the absolute value of all long positions. In the first half of 2015, Kookmin Bank received approval from the Financial Supervisory Service to use its internal VaR model, in lieu of the standardized method, to measure the market risk of positions held by Kookmin Bank (China) Ltd. The amounts represent the value of interest rate swaps held by a special purpose vehicle of Kookmin Bank and the foreign exchange positions held by KB Microfinance Myanmar Co., Ltd., for which the standardized method is used to measure Kookmin Bank’s required equity capital.

(2)

Amounts as of December 31, 2017, 2018 and 2019 represent the value of derivative-linked securities held by the trust accounts of Kookmin Bank subject to consolidation, for which the standardized method is used to measure Kookmin Bank’s required equity capital.

(3)	Represents the absolute value of over-the-counter derivatives measured at fair value at year end for monitoring purposes.

The following table shows Kookmin Bank’s required equity capital measured using the standardized method as of December 31, 2017, 2018 and 2019.

	As of December 31,
	2017(1)		2018(1)		2019(1)
	(in millions of Won)
Risk categories:
Interest risk	￦	98,236	￦	112,153	￦	83,731
Stock price risk		1,646		19,756		1,953
Foreign exchange risk		810		1,338		1,850

Total	￦	100,691	￦	133,248	￦	87,534

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

Back-Testing. We conduct back testing on a daily basis to validate the adequacy of our market risk model. In back testing, we compare both the actual and hypothetical profit and loss with the VaR calculations and analyze any results that fall outside our predetermined confidence interval of 99%. The number of times the actual changes in fair values, earnings or cash flows from the market risk sensitive instruments exceeded the VaR amounts in 2017, 2018 and 2019 was 0, 2 and 5, respectively.

Stress testing. In addition to VaR, which assumes normal market situations, we use stress testing to assess our market risk exposure to abnormal market fluctuations. Abnormal market fluctuations include significant declines in the stock market and significant increases in the general level of interest rates. This is an important way to supplement VaR, as VaR is a statistical expression of possible loss under a given confidence level and holding period. It does not cover potential loss if the market moves in a manner that is outside our normal expectations. Stress testing projects the anticipated change in value of holding positions under certain scenarios assuming that no action is taken during a stress event to change the risk profile of a portfolio. According to Kookmin Bank’s stress testing, we estimate that as of December 31, 2019, Kookmin Bank’s trading portfolio could have lost ￦327 billion for an assumed short-term extreme decline of approximately 33% in the equity market and an approximate 54 basis point increase in the Korean treasury bond rates under an abnormal stress environment.

We monitor the impact of market turmoil or any abnormality by conducting stress tests and confirming that the results are within our market risk limits. If the impact is large, Kookmin Bank’s chief risk management officer may request that our portfolio be restructured or other appropriate action be taken.

Interest Risk

Interest risk from trading activities arises mainly from our trading of Won-denominated debt securities. Our trading strategy is to benefit from short-term movements in the prices of debt securities arising from changes in interest rates. As our trading accounts are marked-to-market daily, we manage the interest risk related to our trading accounts using market value-based tools such as VaR and sensitivity analysis. As of December 31, 2019, the VaR of Kookmin Bank’s interest risk from trading was ￦16.6 billion and the weighted average duration, or weighted average maturity, of its Won-denominated debt securities at fair value through profit or loss was approximately 1.9 years.

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

The following table shows Kookmin Bank’s non-consolidated net open positions at the end of 2017, 2018 and 2019. Positive amounts represent long positions and negative amounts represent short positions. The net open positions held by subsidiaries other than Kookmin Bank are not significant.

	As of December 31,(1)
	2017		2018		2019
	(in millions of US$)
Currency:
U.S. dollars	US$	(714.4)	US$	(495.2)	US$	(592.9)
Japanese Yen		(0.7)		(1.6)		(0.2)
Euro		(1.3)		(0.2)		(1.9)
Kazakhstan Tenge		—		—		—
Chinese Renminbi		47.2		21.9		12.8
Others		7.4		146.9		189.2

Total	US$	(661.8)	US$	(328.2)	US$	(393.0)

(1)	Amounts prepared on a non-consolidated basis.

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

As of December 31, 2019, Kookmin Bank’s equity trading position was ￦34.8 billion.

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

The following table shows Kookmin Bank’s interest rate gap for Won-denominated accounts and foreign currency-denominated accounts as of December 31, 2019.

	As of December 31, 2019
	0-3 Months		3-6 Months		6-12 Months		1-3 Years		Over 3 Years		Total
	(in billions of Won, except percentages)
Won-denominated Interest-earning assets:
Loans	￦	89,554	￦	68,300	￦	57,621	￦	30,835	￦	22,437	￦	268,747
Securities		4,281		3,796		5,564		25,537		7,463		46,641
Others		6,871		175		80		127		9		7,262

Total	￦	100,706	￦	72,271	￦	63,265	￦	56,499	￦	29,909	￦	322,650

Interest-bearing liabilities:
Deposits	￦	100,410	￦	44,557	￦	77,652	￦	33,633	￦	25,851	￦	282,103
Borrowings		8,790		0		0		120		152		9,062
Others		7,658		1,380		3,060		3,960		3,710		19,768

Total	￦	116,858	￦	45,937	￦	80,712	￦	37,713	￦	29,713	￦	310,933

Sensitivity gap		(16,152)		26,334		(17,447)		18,786		196		11,717
Cumulative gap		(16,152)		10,182		(7,265)		11,521		11,171
% of total assets		(5.0)%		3.2%		(2.3)%		3.6%		3.6%
Foreign currency-denominated Interest-earning assets:
Due from banks	￦	3,316	￦	260	￦	128	￦	0	￦	0	￦	3,704
Loans		13,165		2,066		889		260		433		16,813
Securities		1,283		261		329		2,172		1,611		5,656

Total	￦	17,763	￦	2,588	￦	1,346	￦	2,432	￦	2,044	￦	26,173

Interest-bearing liabilities:
Deposits	￦	7,498	￦	6,513	￦	1,403	￦	84	￦	0	￦	15,499
Borrowings		6,738		1,893		428		3		2		9,063
Others		380		238		804		1,511		1,993		4,925

Total	￦	14,615	￦	8,645	￦	2,634	￦	1,598	￦	1,995	￦	29,487

Sensitivity gap		3,147		(6,057)		(1,288)		834		49		(3,314)
Cumulative gap		3,147		(2,909)		(4,197)		(3,363)		(3,314)
% of total assets		12.0%		(11.1)%		(16.0)%		(12.8)%		(12.7)%

Duration Gap Analysis. We also perform duration gap analysis to measure and manage interest rate risk. Duration gap analysis is a more long-term risk indicator than interest rate gap analysis, as interest rate gap analysis focuses more on accounting income as opposed to the market value of the assets and liabilities. We emphasize duration gap analysis because, in the long run, our principal concern with respect to interest rate fluctuations is the net asset value rather than net interest revenue changes. In 2019, our Won-denominated asset and liability duration gap was positive and it moved between (+)0.113 years and (+)0.273 years. Accordingly, our net asset value would have declined (or increased) between ￦352 billion and ￦890 billion if interest rates had decreased (or increased) by one percentage point.

For duration gap analysis we use or assume the same maturities for different assets and liabilities that we use or assume for our interest rate gap analysis.

The following table shows Kookmin Bank’s duration gaps and net asset value changes when interest rates decrease by one percentage point as of the specified dates, on a non-consolidated basis.

Won-denominated	Asset Duration	Liability Duration	Duration Gap	Net Asset Value Change
Date	(in years)	(in years)	(in years)	(in billions of Won)
June 30, 2019	0.924	0.858	0.113	￦ 352
December 31, 2019	1.126	0.907	0.273	890

Foreign currency-denominated	Asset Duration	Liability Duration	Duration Gap	Net Asset Value Change
Date	(in years)	(in years)	(in years)	(in billions of Won)
June 30, 2019	0.507	0.425	0.032	￦ 8
December 31, 2019	0.547	0.474	0.020	5

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

The following table summarizes Kookmin Bank’s interest rate risk, taking into account asset and liability durations as of December 31, 2019.

	As of December 31, 2019
	3 Months or Less		3-6 Months		6-12 Months		1-3 Years		Over 3 Years		Total
	(in billions of Won, except percentages and maturities in years)
Won-denominated:
Asset position	￦	100,706	￦	72,271	￦	63,265	￦	56,499	￦	29,909	￦	322,650
Liability position		116,858		45,937		80,712		37,713		29,713		310,933
Gap		(16,152)		26,334		(17,447)		18,786		196		11,717
Average maturity		0.245		0.488		0.965		2.773		5.156
Interest rate volatility		0.03%		0.18%		0.43%		0.73%		1.02%
Amount at risk		1		21		(73)		246		98		293

Foreign currency-denominated:
Asset position	￦	17,763	￦	2,588	￦	1,346	￦	2,432	￦	2,044	￦	26,173
Liability position		14,615		8,645		2,634		1,598		1,995		29,487
Gap		3,148		(6,057)		(1,288)		834		49		(3,314)
Average maturity		0.246		0.489		0.966		2.761		5.107
Interest rate volatility		(1.37)%		(1.30)%		(0.98)%		(0.64)%		(0.47)%
Amount at risk		(6)		37		10		(9)		(4)		28

IRRBB Analysis. Prior to January 2020, we estimated the maximum possible loss on net non-trading assets due to unfavorable changes in interest rates by calculating interest rate VaR using a historical simulation method with actual historical price, volatility and yield changes in comparison with the current position to generate hypothetical portfolios and calculate a distribution of position and portfolio market value changes. Using this method, Kookmin Bank’s interest rate VaR was ￦350 billion as of December 31, 2017, ￦167 billion as of December 31, 2018 and ￦320 billion as of December 31, 2019.

Recent amendments to the Detailed Regulation on the Supervision of the Banking Business, which became effective in November 2019, require banks, including Kookmin Bank, to adopt the standards of the Interest Rate

Risk in the Banking Book, or IRRBB, issued by the Basel Committee on Banking Supervision for calculating interest rate risk exposure. Such amendments were adopted in order to promote more financial stability for banks by requiring them to maintain a sufficient level of capital through a more robust risk management system. Under the new IRRBB analysis standards, Kookmin Bank estimates its interest rate risk by calculating the changes in economic value of equity and the changes in net interest income based on various interest rate risk scenarios. Under this method, Kookmin Bank’s interest risk exposure was ￦492 billion as of December 31, 2019.

For additional information, see Note 4.4 of the notes to our consolidated financial statements included elsewhere in this annual report.

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

We maintain liquidity by holding sufficient quantities of assets that can be liquidated to meet actual or potential demands for funds from depositors and others. We also manage liquidity by ensuring that the excess of maturing liabilities over maturing assets in any period is kept to manageable levels relative to the amount of funds we believe we could raise by issuing securities. We seek to minimize our liquidity costs by managing our liquidity position on a daily basis and by limiting the amount of cash at any time that is not invested in interest-earning assets or securities.

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

We manage liquidity risk within the limits set on Won and foreign currency accounts in accordance with the regulations of the Financial Services Commission. The Financial Services Commission requires Korean banks, including Kookmin Bank, to maintain a liquidity coverage ratio of not less than 100%. The Financial Services Commission defines the liquidity coverage ratio as the ratio of highly liquid assets to total net cash outflows over a 30-day period. The highly liquid assets and total net cash outflows included in the calculation of the liquid coverage ratio are determined in accordance with the “Standards for Calculation of Liquidity Coverage Ratio” under the Detailed Regulation on the Supervision of the Banking Business. In addition, the Financial Services Commission requires Korean banks, including Kookmin Bank, to maintain a foreign currency liquidity coverage ratio of not less than 80%.

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

The following table shows Kookmin Bank’s liquidity coverage ratio and foreign currency liquidity coverage ratio on an average balance basis for the month of December 2019 in accordance with Financial Services Commission regulations:

Liquidity coverage ratio:	30 Days or Less
(in billions of Won, except percentages)
Highly liquid assets (A)	￦ 57,587
Cash outflows (B)	68,155
Cash inflows (C)	13,731
Total net cash outflows (D = B-C)	54,424
Liquidity coverage ratio (A/D)	105.81%
Minimum limit	100%

Foreign currency liquidity coverage ratio:	30 Days or Less
	(in millions of US$, except percentages)
Highly liquid assets (A)	US$	2,702
Cash outflows (B)		7,617
Cash inflows (C)		5,118
Total net cash outflows (D = B-C)		2,499
Liquidity coverage ratio (A/D)		108.15%
Minimum limit		80%

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

Internal Control

To monitor and control operational risks, we maintain a system of comprehensive policies and have put in place a control framework designed to provide a stable and well-managed operational environment throughout our organization. We have in place a prescribed leave policy for employees in certain high-risk categories to safeguard against fraud and to check for weaknesses in internal controls. In addition, we maintain an external whistleblower “ombudsman” channel to encourage whistleblowing and voluntary reporting of fraudulent behavior.

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

The Financial Supervisory Service periodically conducts a general examination of our operations. It also performs specific audits on particular aspects of our operations, such as risk management, credit monitoring and liquidity, as the need arises. In June 2019, the Financial Supervisory Service conducted a comprehensive annual inspection of overall operations at our company, Kookmin Bank and KB Securities, the results of which are currently pending.

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

In 2009, Kookmin Bank obtained ISO 27001 certification, which relates to information security. In 2011, Kookmin Bank also obtained ISO 20000 certification, which relates to IT service management, and BS 25999 certification, which relates to business continuity management. Kookmin Bank is the first Korean bank to have obtained all three such international certifications. In addition, between 2013 and 2019, we, Kookmin Bank, KB Securities, KB Insurance, KB Kookmin Card and KB Life Insurance obtained ISMS certification, which relates to information security management. In 2017, KB Kookmin Card obtained PCI DSS certification, which relates to protection of credit card data.

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

Fees and Payments from the Depositary to Us

In 2019, we received the following payments from the depositary:

Reimbursement of listing fees:	$68,000
Reimbursement of SEC filing fees:	$27,801
Reimbursement of expenses related to our investor relations activities (investor conferences and investor relations agency fees, etc.) and legal fees (expenses related to the preparation of our Form 20-F for fiscal year 2018):	$420,485

In addition, as part of its service to us, the depositary waives its fees for the standard costs and operating expenses associated with the administration of the ADS facility.

Item 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

Item 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

Item 15.	CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

We have evaluated, with the participation of our chief executive officer and chief finance officer, the effectiveness of our disclosure controls and procedures as of December 31, 2019. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon our evaluation, our chief executive officer and chief finance officer concluded that our disclosure controls and procedures as of December 31, 2019 were effective to provide reasonable assurance that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the applicable rules and forms, and that it is accumulated and communicated to our management, including our chief executive officer and chief finance officer, as appropriate to allow timely decisions regarding required disclosure.

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

Based on our evaluation, our management concluded that our internal control over financial reporting was effective as of December 31, 2019.

The effectiveness of our internal control over financial reporting as of December 31, 2019 has been audited by Samil PricewaterhouseCoopers, an independent registered public accounting firm, as stated in its report included herein which expressed an unqualified opinion on the effectiveness of our internal control over financial reporting as of December 31, 2019.

Attestation Report of the Registered Public Accounting Firm

The attestation report of our independent registered public accounting firm is included in Item 18 of this Form 20-F.

Changes in Internal Control Over Financial Reporting

There has been no change in our internal control over financial reporting during 2019 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 16.	[RESERVED]

Item 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Kyung Ho Kim and Gyutaeg Oh, our non-executive directors and members of our Audit Committee, qualify as “audit committee financial experts” and are independent within the meaning of this Item 16A.

Item 16B.	CODE OF ETHICS

We have adopted a code of ethics, as defined in Item 16B of Form 20-F under the Exchange Act. Our code of ethics applies to our chief executive officer and chief finance officer, as well as to our non-executive directors, non-standing directors and other officers and employees. Our code of ethics is available on our website at https://www.kbfg.com/Eng/about/ethics.htm. If we amend the provisions of our code of ethics that apply to our chief executive officer and chief finance officer and persons performing similar functions, or if we grant any waiver of such provisions, we will disclose such amendment or waiver on our website at the same address.

Item 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

Audit and Non-audit Fees

The following table sets forth the fees billed to us by independent registered public accounting firm Samil PricewaterhouseCoopers during the fiscal years ended December 31, 2018 and 2019:

	Year Ended December 31,
	2018		2019
	(in millions of Won)
Audit fees	￦	8,298	￦	9,787
Audit-related fees		62		—
Tax fees		86		7

Total fees	￦	8,446	￦	9,794

Audit fees in the above table are the aggregate fees billed by Samil PricewaterhouseCoopers in connection with:

•	the audits of our annual financial statements and the review of our interim financial statements;

•	the audits of our special purpose entities in connection with the Financial Investment Services and Capital Markets Act; and

•	our financial debenture offering services.

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

Item 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

Item 16E.	PURCHASE OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

The following table sets forth information regarding purchases by us of our common shares during the period covered by this annual report.

Period	Total Number of Shares Purchased(1)	Average Price Paid per Share		Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Approximate Dollar Value of Shares that May Yet Be Purchased Under the Plans or Programs (as of end of period)
January 1 to January 31, 2019	955,362	￦	46,120	955,362	$193,501,288
February 1 to February 28, 2019	850,000		46,222	850,000	159,498,636
March 1 to March 31, 2019	1,000,000		42,783	1,000,000	122,471,605
April 1 to April 30, 2019	1,100,000		45,391	1,100,000	79,259,722
May 1 to May 31, 2019	1,050,000		46,088	1,050,000	37,377,803
June 1 to June 30, 2019	961,600		44,907	961,600	4,909
July 1 to July 31, 2019	—		—	—	—
August 1 to August 31, 2019	—		—	—	—
September 1 to September 30, 2019	—		—	—	—
October 1 to October 31, 2019	—		—	—	—
November 1 to November 30, 2019	—		—	—	—
December 1 to December 31, 2019	—		—	—	—

Total	5,916,962	￦	45,232	5,916,962	$0	(2)

(1)

Comprises common shares that were purchased through a broker in a series of open-market transactions in Korea in the periods indicated above, pursuant to a trust agreement for the acquisition of treasury shares dated December 5, 2018, which expired on December 4, 2019.

(2)	We do not intend to make further purchases of common shares under the trust agreement, which expired as described above.

Other than as described above, neither we nor any “affiliated purchaser,” as defined in Rule 10b-18(a)(3) of the Exchange Act, purchased any of our equity securities during the period covered by this annual report.

Item 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

On December 7, 2019, our Audit Committee approved the appointment of KPMG Samjong Accounting Corp., or KPMG, as our principal accountant to audit our financial statements prepared in accordance with IFRS as issued by the IASB for the fiscal years ending December 31, 2020, 2021 and 2022 and the dismissal of Samil PricewaterhouseCoopers, our independent registered public accountants. KPMG was appointed on December 13, 2019, with such appointment to be effective from January 1, 2020, and Samil PricewaterhouseCoopers will be dismissed effective upon completion of its audit of our financial statements as of and for the year ended December 31, 2019, and the issuance of its report thereon.

The decision of our Audit Committee to dismiss Samil PricewaterhouseCoopers, and to appoint KPMG, as our principal accountant to audit our financial statements prepared in accordance with IFRS as issued by the IASB, was largely driven by the Securities and Futures Commission’s designation of KPMG as our external auditor in November 2019 pursuant to the requirement of the amended Act on External Audit of Stock Companies for the Securities and Futures Commission for all publicly listed Korean companies to appoint an external auditor designated by the Securities and Futures Commission, which became effective in November 2018. The Act on External Audit of Stock Companies, as amended, requires that a corporation that was audited by an external auditor of its choice for six consecutive years change its external auditor to one designated by the Securities and Futures Commission for a period of three consecutive years.

Samil PricewaterhouseCoopers’ reports on our consolidated financial statements prepared in accordance with IFRS as issued by the IASB for each of the fiscal years ended December 31, 2019 and 2018 did not contain an adverse opinion or a disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles. Furthermore, during the fiscal years ended December 31, 2019 and 2018 and in the subsequent interim period preceding Samil PricewaterhouseCoopers’ dismissal or the Pre-Engagement Period, there were no disagreements with Samil PricewaterhouseCoopers on any matter of accounting principles or practice, financial statement disclosure or auditing scope or procedure that if not resolved to the satisfaction of Samil PricewaterhouseCoopers, would have caused Samil PricewaterhouseCoopers to make reference to the subject matter of the disagreement in its reports. In addition, during the Pre-Engagement Period, there were no “reportable events” requiring disclosure pursuant to Item 16F(a)(1)(v) of Form 20-F.

We provided a copy of the disclosure in this Item 16F to Samil PricewaterhouseCoopers and requested that Samil PricewaterhouseCoopers furnish us with a letter addressed to the Commission stating whether it agrees with such disclosure, and if it does not agree, stating the respects in which it does not agree. A copy of Samil PricewaterhouseCoopers’ letter dated April 24, 2020 is filed as Exhibit 15.1 to this annual report on Form 20-F for the fiscal year ended December 31, 2019.

During the Pre-Engagement Period, we consulted KPMG on the application of IFRS 16 Leases on our financial statements. The results of such consultations are reflected in Notes 2, 3 and 44 of the notes to our consolidated financial statements included in this annual report. We did not consult Samil PricewaterhouseCoopers on this subject. During the Pre-Engagement Period, neither we nor anyone acting on our behalf consulted with KPMG regarding any matter that was either the subject of a disagreement, as that term is defined in Item 16F(a)(1)(iv) of Form 20-F (and the related instructions thereto), or a reportable event as described in Item 16F(a)(1)(v) of Form 20-F.

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

Number	Description

1.1	Articles of Incorporation of KB Financial Group (translation in English).

2.1*	Form of Share Certificate of KB Financial Group’s common stock, par value ￦5,000 per share (translation in English).

2.2**	Form of Fifth Amended and Restated Deposit Agreement among KB Financial Group, JPMorgan Chase Bank, N.A., as depositary, and all owners and holders from time to time of American depositary receipts issued thereunder, evidencing American depositary shares, including the form of American depositary receipt.

2.3***	Description of KB Financial Group’s Capital Stock.

2.4	Description of KB Financial Group’s American Depositary Shares.

8.1****	List of subsidiaries of KB Financial Group.

11.1*****	Code of Ethics.

12.1	Section 302 certifications.

13.1	Section 906 certifications.

15.1	Letter of Samil PricewaterhouseCoopers dated April 24, 2020.

101	Interactive Data Files (XBRL-Related Documents).

*	Incorporated by reference to the registrant’s filing on Form 20-F (No. 000-53445), filed on June 15, 2009 (https://www.sec.gov/Archives/edgar/data/1445930/000095012309013901/h03411exv2w1.htm).
**	Incorporated by reference to the registrant’s filing on Form F-6 (No. 333—208008), filed on November 13, 2015 (https://www.sec.gov/Archives/edgar/data/1445930/000119380515001876/e614274_ex99-a.htm).
***	Incorporated by reference to “Item 10.B. Memorandum and Articles of Association—Description of Capital Stock” of this annual report.
****	Incorporated by reference to Note 40 of the consolidated financial statements of the registrant included in this annual report.
*****	Incorporated by reference to the registrant’s filing on Form 20-F (No. 000-53445), filed on April 28, 2016 (https://www.sec.gov/Archives/edgar/data/1445930/000119312516561071/d181570dex111.htm).

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

KB FINANCIAL GROUP INC.
(Registrant)

/s/ Jong Kyoo Yoon
(Signature)

Jong Kyoo Yoon
Chairman and Chief Executive Officer
(Name and Title)

Date: April 24, 2020

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of

KB Financial Group Inc.:

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated statements of financial position of KB Financial Group Inc. and its subsidiaries (the “Company”) as of December 31, 2019 and 2018, and the related consolidated statements of comprehensive income, of changes in equity and of cash flows for each of the three years in the period ended December 31, 2019, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company’s internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and 2018, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2019 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control—Integrated Framework (2013) issued by the COSO.

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

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that (i) relate to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Provisions for Credit Losses

As described in Notes 4.2, 10, and 11 to the consolidated financial statements, loans measured at amortized cost subject to individual or collective assessments were ￦342,092,076 million, with allowances for loan losses of ￦2,408,016 million as of December 31, 2019. In addition, as described in Notes 4.2, 23 and 39 to the consolidated financial statements, off-balance sheet items exposed to credit risk were ￦163,972,499 million, with provision for unused commitments and guarantees of ￦291,970 million as of December 31, 2019. Provisions for credit losses for individually assessed loans are dependent upon cash flow projection. For collectively assessed loans, allowances are driven by various assumptions and methodologies. Significant uncertainty exists in differences between expected credit losses and actual losses. Expected credit losses are also driven by management’s judgment on determination of significant changes in credit risk since initial recognition, probability of default, loss given default, and forward-looking information.

The principal considerations for our determination that performing procedures relating to provisions for credit losses is a critical audit matter are (i) significant judgment and estimation by management in cash flow projection for individually assessed portfolio and (ii) measurement uncertainties arising from various assumptions and methodologies applicable to collectively assessed items including determination of significant increase in credit risk, probability of default, loss given default, and forward-looking information. These in turn led to a high degree of auditor judgment, subjectivity and effort in performing procedures and evaluating audit evidence related to management’s measurement models. In addition, the audit effort involved the use of professionals with specialized skill and knowledge to assist in performing these procedures and evaluating the audit evidence obtained from these procedures.

Addressing the matter involved performing the following procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included evaluation of management’s processes and controls relating to the assessment of expected credit losses based on estimating future cash flows to assess reasonableness of key assumptions in the projection. These procedures also included testing management’s processes and controls relating to the assessment of expected credit losses on a collective basis. We also evaluated management’s methods and models regarding determination of significant increase in credit risk, tested completeness, accuracy and relevance of the data to evaluate reasonableness of significant management assumptions such as probability of default, loss given default, and forward-looking information with the assistance by professionals with specialized skill and knowledge.

Valuation of Over-The-Counter Derivatives

As described in Notes 6, 12 and 19 to the consolidated financial statements, over-the-counter derivatives of KB Securities Co., Ltd. subject to fair value measurement were ￦14,444,557 million as of December 31, 2019, including financial liabilities designated as at fair value through profit or loss related to structured securities and financial assets at fair value through profit or loss. Valuation of such financial instruments requires broad judgment on liquidity, concentration, uncertainty in market factors and assumptions in price determination and other risks. Diverse valuation techniques are used from generally accepted market valuation models to internally developed valuation models that incorporate various types of assumptions and variables.

The principal considerations for our determination that performing procedures relating to valuation of over-the-counter derivatives is a critical audit matter are (i) there was a significant management judgment in determining valuation models, assumptions and inputs to estimate fair value, which in turn led to a high degree of auditor judgment, subjectivity and effort in performing procedures and in evaluating audit evidence obtained related to the valuation of these derivatives, and (ii) the audit effort involved the use of professionals with specialized skill and knowledge to assist in performing these procedures and evaluating the audit evidence obtained from these procedures.

Addressing the matter involved performing the following procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing effectiveness of management’s controls relating to (i) accuracy and completeness of key inputs such as underlying transaction data including notional amount, interest rate, and maturity date used in management’s determination of estimated fair value; and (ii) management’s periodic evaluation of the internally developed valuation models. These procedures also included, among others; (i) testing transaction data used in the valuation by examining supporting evidence including contracts and trade confirmations; and (ii) the involvement of professionals with specialized skills and knowledge to assist in developing an independent estimate of fair value.

/s/ Samil PricewaterhouseCoopers

Seoul, Korea

April 24, 2020

We have served as the Company’s auditor since 2008.

KB FINANCIAL GROUP INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

AS OF DECEMBER 31, 2018 AND 2019

	Dec. 31 2018		Dec. 31 2019[1]		2019[1]
					Translation into U.S. dollars (Note 3)
	(In millions of Korean won)				(In thousands)
ASSETS
Cash and due from financial institutions	￦	20,274,490	￦	20,837,878	US$	18,034,270
Financial assets at fair value through profit or loss		50,987,847		53,549,086		46,344,387
Derivative financial assets		2,025,962		3,190,673		2,761,388
Loans at amortized cost		319,201,603		339,684,059		293,981,669
Financial investments		61,665,094		71,782,606		62,124,700
Investments in associates and joint ventures		504,932		598,240		517,751
Property and equipment		4,272,127		5,067,377		4,385,593
Investment property		2,119,811		2,827,988		2,447,500
Intangible assets		2,755,783		2,737,813		2,369,457
Net defined benefit assets		—		946		819
Current income tax assets		10,004		19,095		16,526
Deferred income tax assets		4,158		3,597		3,113
Assets held for sale		16,952		23,151		20,036
Other assets		15,749,535		18,215,608		15,764,811

Total assets		479,588,298		518,538,117		448,772,020

LIABILITIES
Financial liabilities at fair value through profit and loss		15,326,859		15,368,153		13,300,463
Derivative financial liabilities		2,901,247		3,007,341		2,602,722
Deposits		276,770,449		305,592,771		264,477,153
Debts		33,004,834		37,818,860		32,730,566
Debentures		53,278,697		50,935,583		44,082,515
Provisions		525,859		527,929		456,899
Net defined benefit liabilities		262,213		253,989		219,816
Current income tax liabilities		698,634		432,431		374,250
Deferred income tax liabilities		492,534		777,793		673,146
Insurance contract liabilities		33,412,949		34,966,683		30,262,132
Other liabilities		27,200,996		29,737,259		25,736,295

Total liabilities		443,875,271		479,418,792		414,915,957

TOTAL EQUITY
Share capital		2,090,558		2,090,558		1,809,286
Hybrid securities		—		399,205		345,495
Capital surplus		17,121,660		17,122,777		14,819,013
Accumulated other comprehensive income		177,806		348,021		301,197
Retained earnings		17,282,441		19,709,545		17,057,748
Treasury shares		(968,549)		(1,136,188)		(983,321)

Equity attributable to shareholders of the parent company		35,703,916		38,533,918		33,349,418
Non-controlling interests		9,111		585,407		506,644

Total equity		35,713,027		39,119,325		33,856,062

Total liabilities and equity	￦	479,588,298	￦	518,538,117	US$	448,772,019

[1]	The consolidated statement of financial position as of December 31, 2019 is prepared in accordance with IFRS 16, and the comparatives as of December 31, 2018 has not been restated.

The above consolidated statements of financial position should be read in conjunction with the accompanying notes.

KB FINANCIAL GROUP INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 and 2019

	2017		2018[1]		2019[1,2]		2019[1,2]
							Translation into U.S. dollars (Note 3)
	(In millions of Korean won, except per share amounts)						(In thousands, except per share amounts)
Interest income	￦	11,919,057	￦	13,734,569	￦	14,639,187	US$	12,669,575
Interest income from financial instruments at fair value through other comprehensive income and amortized cost		—		12,986,209		13,935,124		12,060,239
Interest income from financial instruments at fair value through profit or loss		—		748,360		704,063		609,336
Interest income from loans and receivables and investments		11,382,452		—		—		—
Interest income from financial instruments at fair value through profit or loss (under IAS 39)		536,605		—		—		—
Interest expense		(3,672,443)		(4,829,641)		(5,442,400)		(4,710,159)

Net interest income		8,246,614		8,904,928		9,196,787		7,959,416

Fee and commission income		3,988,250		3,717,720		3,879,247		3,357,319
Fee and commission expense		(1,938,226)		(1,474,344)		(1,524,243)		(1,319,166)

Net fee and commission income		2,050,024		2,243,376		2,355,004		2,038,153

Insurance income		8,970,992		11,975,070		12,317,182		10,659,981
Insurance expense		(8,377,282)		(11,484,954)		(12,017,670)		(10,400,767)

Net insurance income		593,710		490,116		299,512		259,214

Net gains on financial assets/liabilities at fair value through profit or loss before applying overlay approach		—		350,490		912,187		789,458
Net gains(losses) on overlay adjustment		—		813		(268,315)		(232,215)

Net gains on financial assets/liabilities at fair value through profit or loss		—		351,303		643,872		557,243

Net gains on financial assets/liabilities at fair value through profit or loss (under IAS 39)		203,724		—		—		—

Net other operating expenses		(901,890)		(1,130,036)		(1,063,324)		(920,260)

General and administrative expenses		(5,628,664)		(5,918,512)		(6,271,017)		(5,427,290)

Operating profit before provision for credit losses		4,563,518		4,941,175		5,160,834		4,466,476

Provision for credit losses		(548,244)		(673,694)		(670,185)		(580,016)

Net operating income		4,015,274		4,267,481		4,490,649		3,886,460

(Continued)

KB FINANCIAL GROUP INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 and 2019

	2017		2018[1]		2019[1,2]		2019[1,2]
							Translation into U.S. dollars (Note 3)
	(In millions of Korean won, except per share amounts)						(In thousands, except per share amounts)
Share of profit of associates and joint ventures		84,274		24,260		16,451		14,238
Net other non-operating income		38,876		9,791		26,886		23,268

Net non-operating income		123,150		34,051		43,337		37,506

Profit before income tax		4,138,424		4,301,532		4,533,986		3,923,966

Income tax expense		(794,963)		(1,239,586)		(1,220,787)		(1,056,537)

Profit for the year	￦	3,343,461	￦	3,061,946	￦	3,313,199	US$	2,867,429

Items that will not be reclassified to profit or loss
Remeasurements of net defined benefit liabilities	￦	22,605	￦	(138,016)	￦	(55,827)	US$	(48,316)
Share of other comprehensive income of associates and joint ventures		(145)		(74)		(105)		(91)
Revaluation losses on equity instruments at fair value through other comprehensive income		—		(31,169)		(17,329)		(14,997)
Fair value changes on financial liabilities designated at fair value due to own credit risk		—		1,484		(11,372)		(9,842)

		22,460		(167,775)		(84,633)		(73,246)

Items that may be reclassified subsequently to profit or loss
Exchange differences on translating foreign operations		(110,037)		48,820		37,861		32,767
Net gains on debt instruments at fair value through other comprehensive income		—		119,182		35,490		30,715
Valuation gains on financial investments		89,117		—		—		—
Shares of other comprehensive income of associates and joint ventures		100,880		(3,659)		7,800		6,751
Cash flow hedges		20,959		(9,038)		(33,182)		(28,718)
Gain(losses) on hedges of a net investment in a foreign operation		26,614		(27,134)		(8,900)		(7,703)
Other comprehensive income of separate account		(13,767)		28,709		3,364		2,911
Net gains on overlay adjustment		—		413		194,223		168,092

		113,766		157,293		236,656		204,815

(Continued)

KB FINANCIAL GROUP INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 and 2019

	2017		2018[1]		2019[1,2]		2019[1,2]
							Translation into U.S. dollars (Note 3)
	(In millions of Korean won, except per share amounts)						(In thousands, except per share amounts)
Other comprehensive income(loss) for the year, net of tax		136,226		(10,482)		152,023		131,569

Total comprehensive income for the year		3,479,687		3,051,464		3,465,222		2,998,998

Profit attributable to:
Shareholders of the parent company		3,311,438		3,061,191		3,311,828		2,866,242
Non-controlling interests		32,023		755		1,371		1,187

		3,343,461		3,061,946		3,313,199		2,867,429

Total comprehensive income for the year attributable to:
Shareholders of the parent company		3,445,285		3,050,805		3,463,567		2,997,565
Non-controlling interests		34,402		659		1,655		1,433

	￦	3,479,687	￦	3,051,464	￦	3,465,222	US$	2,998,998

Earnings per share
Basic earnings per share	￦	8,305	￦	7,721	￦	8,451	US$	7.31
Diluted earnings per share		8,257		7,676		8,389		7.26

[1]

The consolidated statements of comprehensive income for the years ended December 31, 2018 and 2019 are prepared in accordance with IFRS 9 and IFRS 15, and the comparatives for the year ended December 31, 2017 has not been restated.

[2]

The consolidated statement of comprehensive income for the year ended December 31, 2019 is prepared in accordance with IFRS 16, and the comparatives for the years ended December 31, 2017 and 2018 has not been restated.

The above consolidated statements of comprehensive income should be read in conjunction with the accompanying notes.

KB FINANCIAL GROUP INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 and 2019

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

(Continued)

KB FINANCIAL GROUP INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 and 2019

	Equity attributable to shareholders of the parent company
	Share Capital		Capital surplus		Accumulated other comprehensive income		Retained earnings		Treasury shares		Non-controlling interests		Total equity
	(In millions of Korean won)
Balance at January 1, 2018	￦	2,090,558	￦	17,122,228	￦	537,668	￦	15,044,204	￦	(755,973)	￦	6,144	￦	34,044,829

The effect of changing of accounting policy		—		—		(349,476)		(71,724)		—		—		(421,200)
Balance after reflecting the effect of accounting policy		2,090,558		17,122,228		188,192		14,972,480		(755,973)		6,144		33,623,629

Comprehensive income
Profit for the year		—		—		—		3,061,191		—		755		3,061,946
Remeasurements of net defined benefit liabilities		—		—		(138,016)		—		—		—		(138,016)
Exchange differences on translating foreign operations		—		—		48,916		—		—		(96)		48,820
Net gains on financial instruments at fair value through other comprehensive income		—		—		88,013		15,498		—		—		103,511
Shares of other comprehensive income of associates and joint ventures		—		—		(3,733)		—		—		—		(3,733)
Cash flow hedges		—		—		(9,038)		—		—		—		(9,038)
Losses on hedges of a net investment in a foreign operation		—		—		(27,134)		—		—		—		(27,134)
Other comprehensive income of separate account		—		—		28,709		—		—		—		28,709
Fair value changes on financial liabilities designated at fair value due to own credit risk		—		—		1,484		—		—		—		1,484
Net gains on overlay adjustment		—		—		413		—		—		—		413

Total comprehensive income(loss)		—		—		(10,386)		3,076,689		—		659		3,066,962
Transactions with shareholders
Dividends paid to shareholders of the parent company		—		—		—		(766,728)		—		—		(766,728)
Acquisition of treasury shares		—		—		—		—		(212,576)		—		(212,576)
Non-controlling interests changes in business combination		—		—		—		—		—		2,238		2,238
Others		—		(568)		—		—		—		70		(498)

Total transactions with shareholders		—		(568)		—		(766,728)		(212,576)		2,308		(977,564)
Balance at December 31, 2018[1]	￦	2,090,558	￦	17,121,660	￦	177,806	￦	17,282,441	￦	(968,549)	￦	9,111	￦	35,713,027

(Continued)

KB FINANCIAL GROUP INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 and 2019

	Equity attributable to shareholders of the parent company
	Share Capital		Hybrid securities		Capital surplus		Accumulated other comprehensive income		Retained earnings		Treasury shares		Non-controlling interests		Total equity
	(In millions of Korean won)
Balance at January 1, 2019	￦	2,090,558	￦	—	￦	17,121,660	￦	177,806	￦	17,282,441	￦	(968,549)	￦	9,111	￦	35,713,027

Comprehensive income
Profit for the year		—		—		—		—		3,311,828		—		1,371		3,313,199
Remeasurements of net defined benefit liabilities		—		—		—		(55,827)		—		—		—		(55,827)
Exchange differences on translating foreign operations		—		—		—		37,577		—		—		284		37,861
Net gains on financial instruments at fair value through other comprehensive income		—		—		—		36,637		(18,475)		—		—		18,162
Shares of other comprehensive income of associates and joint ventures		—		—		—		7,695		—		—		—		7,695
Cash flow hedges		—		—		—		(33,182)		—		—		—		(33,182)
Losses on hedges of a net investment in a foreign operation		—		—		—		(8,900)		—		—		—		(8,900)
Other comprehensive income of separate account		—		—		—		3,364		—		—		—		3,364
Fair value changes on financial liabilities designated at fair value due to own credit risk		—		—		—		(11,372)		—		—		—		(11,372)
Net gains on overlay adjustment		—		—		—		194,223		—		—		—		194,223

Total comprehensive income		—		—		—		170,215		3,293,353		—		1,655		3,465,223
Transactions with shareholders
Dividends paid to shareholders of the parent company		—		—		—		—		(759,736)		—		—		(759,736)
Issuance of hybrid securities		—		399,205		—		—		—		—		574,580		973,785
Dividends on hybrid securities		—		—		—		—		(6,513)		—		—		(6,513)
Acquisition and retirement of treasury shares		—		—		—		—		(100,000)		(167,639)		—		(267,639)
Others		—		—		1,117		—		—		—		61		1,178

Total transactions with shareholders		—		399,205		1,117		—		(866,249)		(167,639)		574,641		(58,925)
Balance at December 31, 2019[1,2]	￦	2,090,558	￦	399,205	￦	17,122,777	￦	348,021	￦	19,709,545	￦	(1,136,188)	￦	585,407	￦	39,119,325

(Continued)

KB FINANCIAL GROUP INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 and 2019

	Equity attributable to shareholders of the parent company
	Share Capital		Hybrid securities		Capital surplus		Accumulated other comprehensive income		Retained earnings		Treasury shares		Non-controlling interests		Total equity
	(Translation into U.S. dollars(Note 3))(In thousands)
Balance at January 1, 2019	US$	1,809,286	US$	—	US$	14,818,047	US$	153,884	US$	14,957,196	US$	(838,237)	US$	7,885	US$	30,908,061

Comprehensive income
Profit for the year		—		—		—		—		2,866,242		—		1,187		2,867,429
Remeasurements of net defined benefit liabilities		—		—		—		(48,316)		—		—		—		(48,316)
Exchange differences on translating foreign operations		—		—		—		32,521		—		—		246		32,767
Net gains on financial instruments at fair value through other comprehensive income		—		—		—		31,708		(15,990)		—		—		15,718
Shares of other comprehensive income of associates and joint ventures		—		—		—		6,660		—		—		—		6,660
Cash flow hedges		—		—		—		(28,718)		—		—		—		(28,718)
Losses on hedges of a net investment in a foreign operation		—		—		—		(7,703)		—		—		—		(7,703)
Other comprehensive income of separate account		—		—		—		2,911		—		—		—		2,911
Fair value changes on financial liabilities designated at fair value due to own credit risk		—		—		—		(9,842)		—		—		—		(9,842)
Net gains on overlay adjustment		—		—		—		168,092		—		—		—		168,092

Total comprehensive income		—		—		—		147,313		2,850,252		—		1,433		2,998,998
Transactions with shareholders
Dividends paid to shareholders of the parent company		—		—		—		—		(657,518)		—		—		(657,518)
Issuance of hybrid securities		—		345,495		—		—		—		—		497,274		842,769
Dividends on hybrid securities		—		—		—		—		(5,636)		—		—		(5,636)
Acquisition and retirement of treasury shares		—		—		—		—		(86,546)		(145,084)		—		(231,630)
Others		—		—		966		—		—		—		52		1,018

Total transactions with shareholders		—		345,495		966		—		(749,700)		(145,084)		497,326		(50,997)
Balance at December 31, 2019[1,2]	US$	1,809,286	US$	345,495	US$	14,819,013	US$	301,197	US$	17,057,748	US$	(983,321)	US$	506,644	US$	33,856,062

[1]

The consolidated statements of changes in equity for the years ended December 31, 2018 and 2019 are prepared in accordance with IFRS 9 and IFRS 15, and the comparatives for the year ended December 31, 2017 has not been restated.

[2]

The consolidated statement of changes in equity for the year ended December 31, 2019 is prepared in accordance with IFRS 16, and the comparatives for the years ended December 31, 2017 and 2018 has not been restated.

The above consolidated statements of changes in equity should be read in conjunction with the accompanying notes.

KB FINANCIAL GROUP INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 and 2019

	2017		2018[1]		2019[1,2]		2019[1,2]
							Translation into U.S. dollars (Note 3)
	(In millions of Korean won)						(In thousands)
Cash flows from operating activities:
Profit for the year	￦	3,343,461	￦	3,061,946	￦	3,313,199	US$	2,867,429

Adjustment for non-cash items
Net gain on financial assets/liabilities at fair value through profit or loss		—		(104,755)		(438,567)		(379,561)
Net loss (gain) on financial assets/liabilities at fair value through profit or loss (under IAS 39)		(106,868)		—		—		—
Net loss (gain) on derivative financial instruments for hedging purposes		(135,363)		186,029		(3,835)		(3,319)
Adjustment of fair value of derivative financial instruments		(1,000)		410		282		244
Provision for credit loss		548,244		673,694		670,185		580,016
Net loss (gain) on financial investments		110,156		(99,253)		(206,192)		(178,450)
Share of profit of associates and joint ventures		(84,274)		(24,260)		(16,451)		(14,238)
Depreciation and amortization expense		371,150		409,481		784,431		678,891
Depreciation and amortization expense on VOBA		179,193		214,153		192,459		166,565
Other net losses (gains) on property and equipment/intangible assets		30,893		(138,553)		(33,238)		(28,766)
Share-based payments		73,370		10,930		49,418		42,769
Policy reserve appropriation		1,644,389		1,608,175		1,546,271		1,338,230
Post-employment benefits		233,501		220,215		231,913		200,711
Net interest expense		363,803		277,152		313,550		271,364
Loss (gain) on foreign currency translation		(70,399)		(142,586)		(74,488)		(64,467)
Gains on bargain purchase		(122,986)		—		—		—
Net other expense		204,122		207,025		390,074		337,592

		3,237,931		3,297,857		3,405,812		2,947,581

Changes in operating assets and liabilities
Financial asset at fair value through profit or loss (under IAS 39)		(3,946,805)		—		—		—
Financial asset at fair value through profit or loss		—		(8,446,927)		(916,415)		(793,117)
Derivative financial instruments		(295,795)		151,297		(644,342)		(557,650)
Loans at fair value through other comprehensive income		—		(40,413)		15,536		13,446
Loans at amortized cost		(22,465,758)		(31,334,606)		(21,681,258)		(18,764,179)
Current income tax assets		59,334		(3,668)		(9,091)		(7,868)
Deferred income tax assets		3,186		(557)		803		695
Other assets		(3,938,297)		(2,292,160)		(3,668,385)		(3,174,826)
Financial liabilities at fair value through profit or loss (under IAS 39)		66,222		—		—		—
Financial liabilities at fair value through profit or loss		—		3,690,005		(77,231)		(66,840)
Deposits		18,858,210		20,679,844		28,480,993		24,649,052
Current income tax liabilities		—		264,765		(266,204)		(230,388)
Deferred income tax liabilities		108,355		115,208		235,209		203,563
Other liabilities		133,931		1,899,791		1,212,080		1,049,002

		(11,417,417)		(15,317,421)		2,681,695		2,320,890

Net cash inflow (outflow) from operating activities	￦	(4,836,025)	￦	(8,957,618)	￦	9,400,706	US$	8,135,900

(Continued)

KB FINANCIAL GROUP INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 and 2019

	2017		2018[1]		2019[1,2]		2019[1,2]
							Translation into U.S. dollars (Note 3)
	(In millions of Korean won)						(In thousands)
Cash flows from investing activities:
Net cash flows from derivative financial instruments for hedging purposes	￦	—	￦	42,305	￦	(206,680)	US$	(178,872)
Disposal of financial asset at fair value through profit or loss		—		9,582,940		11,364,615		9,835,576
Acquisition of financial asset at fair value through profit or loss		—		(8,707,420)		(12,359,886)		(10,696,940)
Disposal of financial investments		38,050,549		60,773,660		69,489,132		60,139,799
Acquisition of financial investments		(46,538,295)		(64,729,380)		(79,083,472)		(68,443,280)
Disposal of investments in associates and joint ventures		141,052		34,717		26,185		22,662
Acquisition of investments in associates and joint ventures		(53,375)		(187,077)		(92,200)		(79,795)
Disposal of property and equipment		31,167		2,272		12,786		11,066
Acquisition of property and equipment		(298,368)		(452,270)		(608,736)		(526,834)
Disposal of investment property		1,593		140,969		94,207		81,532
Acquisition of investment property		(262)		(1,288,125)		(806,088)		(697,634)
Disposal of intangible assets		7,603		10,706		14,694		12,717
Acquisition of intangible assets		(111,894)		(126,163)		(333,557)		(288,679)
Net cash flows from the change in subsidiaries		(405,817)		188,140		91,592		79,269
Others		446,628		234,440		62,984		54,510

Net cash outflow from investing activities		(8,729,419)		(4,480,286)		(12,334,424)		(10,674,903)

Cash flows from financing activities:
Net cash flows from derivative financial instruments for hedging purposes		63,827		15,044		(28,631)		(24,779)
Net increase in debts		4,272,011		4,216,014		5,027,313		4,350,919
Increase in debentures		139,700,967		143,603,589		93,655,747		81,054,945
Decrease in debentures		(129,235,557)		(135,180,630)		(96,145,669)		(83,209,864)
Increase in other payables from trust accounts		587,523		267,077		(68,648)		(59,412)
Dividends paid to shareholders of the Parent Company		(497,969)		(766,728)		(759,736)		(657,518)
Dividends paid on hybrid securities		—		—		(6,513)		(5,637)
Disposal of treasury shares		3,515		—		—		—
Acquisition of treasury shares		(185,532)		(224,700)		(274,317)		(237,409)
Dividends paid to non-controlling interests		(5,156)		—		—		—
Decrease (Increase) in non-controlling interests		(163,658)		—		574,580		497,274
Issuance of hybrid securities		—		—		399,205		345,494
Principal elements of lease payments		—		—		(229,750)		(198,838)
Others		148,775		(185,894)		134,027		115,994

Net cash inflow from financing activities		14,688,746		11,743,772		2,277,608		1,971,169

Effect of exchange rate changes on cash and cash equivalents		(133,240)		(67,950)		137,019		118,584

Net increase (decrease) in cash and cash equivalents		990,062		(1,762,082)		(519,091)		(449,250)
Cash and cash equivalents at the beginning of the year		7,414,836		8,404,898		6,642,816		5,749,066

Cash and cash equivalents at the end of the year	￦	8,404,898	￦	6,642,816	￦	6,123,725	US$	5,299,816

[1]

The consolidated statements of cash flows for the years ended December 31, 2018 and 2019 are prepared in accordance with IFRS 9 and IFRS 15, and the comparatives for the year ended December 31, 2017 has not been restated.

[2]

The consolidated statement of cash flows for the year ended December 31, 2019 is prepared in accordance with IFRS 16, and the comparatives for the years ended December 31, 2017 and 2018 has not been restated.

The above consolidated statements of cash flows should be read in conjunction with the accompanying notes.

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

The Parent Company’s share capital as of December 31, 2019, is ￦ 2,090,558 million. The Parent Company has been listed on the Korea Exchange (“KRX”) since October 10, 2008, and on the New York Stock Exchange (“NYSE”) for its American Depositary Shares (“ADS”) since September 29, 2008. Number of shares authorized in its Articles of Incorporation is 1,000 million.

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

2.1.1 New and amended standards and interpretations adopted by the Group

The Group has applied the following standards and amendments for the first time for their annual reporting period commencing January 1, 2019.

•	Enactment of IFRS 16 Leases

IFRS 16 Leases, the new standard, replaces IAS 17 Leases. Under the new standard, with implementation of a single lease model, lessee is required to recognize assets and liabilities for all lease which lease term is over 12 months and underlying assets are not low value assets. A lessee is required to recognize a right-of-use asset and a lease liability representing its obligation to make lease payments.

With implementation of IFRS 16 Lease, the Group has changed accounting policy. The Group has adopted IFRS 16 retrospectively, as permitted under the specific transitional provisions in the standard and recognized the cumulative impact of initially applying the standard as at January 1, 2019, the date of initial application. The

Group has not restated comparatives for the 2018 reporting period. The impact of the adoption of the leasing standard and the new accounting policies are disclosed in Note 44.

•	Amendments IFRS 9 Financial Instruments

The narrow-scope amendments made to IFRS 9 Financial Instruments enable entities to measure certain prepayable financial assets with negative compensation at amortized cost. When a modification of a financial liability measured at amortized cost that does not result in the derecognition, a modification gain or loss shall be recognized in profit or loss. The amendment does not have a significant impact on the financial statements.

•	Amendments to IAS 19 Employee Benefits

The amendments require that an entity shall calculate current service cost and net interest for the remainder of the reporting period after a plan amendment, curtailment or settlement based on updated actuarial assumptions from the date of the change. The amendments also require that a reduction in a surplus must be recognized in profit or loss even if that surplus was not previously recognized because of the impact of the asset ceiling. The amendment does not have a significant impact on the financial statements.

•	Amendments to IAS 28 Investments in Associates and Joint Ventures

The amendments clarify that an entity shall apply IFRS 9 to financial instruments in an associate or joint venture to which the equity method is not applied. These include long-term interests that, in substance, form part of the entity’s net investment in an associate or joint venture. The amendment does not have a significant impact on the financial statements.

•	Enactment of Interpretation of IFRIC 23 Uncertainty over Income Tax Treatments

The enactment clarifies the accounting for uncertainties in income taxes in the event that the decision of taxation authorities or courts can change tax treatment. The enactment presents calculating methods of disclosure amount based on the possibility of future recognition of the income tax treatment and requires disclosure of the uncertainty of the amount. The enactment does not have a significant impact on the financial statements.

•	Amendments to IFRS 9 Financial Instruments, and 7 Financial Instruments: Disclosure

These amendments provide exceptions applying hedge accounting even though interest rate benchmark reform gives rise to uncertainties. In the hedging relationship, an entity shall assume that the interest rate benchmark on which the hedge cash flows are based is not altered as a result of interest rate benchmark reform when determining whether a forecast transaction is highly probable and prospectively assessing hedging effectiveness. For a hedge of a non-contractually specified benchmark component of interest rate risk, an entity shall apply the requirement that the risk component shall be separately identifiable only at the inception of the hedging relationship. The application of this exception is ceased either when the uncertainty arising from interest rate benchmark reform is no longer present with respect to the timing and the amount of the interest rate benchmark-based cash flows of the hedge item, or when the hedging relationship that the hedge item is part of is discontinued. These amendments will be effective for annual periods beginning on or after January 1, 2020. However, the Group early adopted the amendments as it is permitted. The significant benchmark interest rate indicators for the hedge relationship are LIBOR and CD rate, and the hedge accounting in Note 9 is directly affected by these amendments.

•	Annual Improvements to IFRS 3 Business Combination

The amendments clarify that when a party to a joint arrangement obtains control of a business that is a joint operation and had rights to the assets and obligations for the liabilities relating to that joint operation immediately before the acquisition date, the transaction is a business combination achieved in stages. In such cases, the acquirer shall remeasure its entire previously held interest in the joint operation. The amendment does not have a significant impact on the financial statements.

•	Annual Improvements to IFRS 11 Joint Agreements

The amendments clarify that when a party that participates in, but does not have joint control of, a joint operation might obtain joint control of the joint operation in which the activity of the joint operation constitutes a business. In such cases, previously held interests in the joint operation are not remeasured. The amendment does not have a significant impact on the financial statements.

•	Annual Improvements to Paragraph 57A of IAS 12 Income Tax

The amendment is applied to all the income tax consequences of dividends and requires an entity to recognize the income tax consequences of dividends in profit or loss, other comprehensive income or equity according to where the entity originally recognized those past transactions or events. The amendment does not have a significant impact on the financial statements.

•	Annual Improvements to IAS 23 Borrowing Cost

The amendments clarify that if a specific borrowing remains outstanding after the related qualifying asset is ready for its intended use (or sale), it becomes part of general borrowings. The amendment does not have a significant impact on the financial statements.

2.1.2 New and amended standards and interpretations not yet adopted by the Group

Certain new accounting standards and interpretations that have been published but are not mandatory for the reporting period commencing January 1, 2019 and have not been early adopted by the Group are set out below.

•	Amendments to IAS 1 Presentation of Financial Statements and IAS 8 Accounting policies, changes in accounting estimates and errors – Definition of Material

The amendments clarify the explanation of the definition of material and amended IAS 1 and IAS 8 in accordance with the clarified definitions. Materiality is assessed by reference to omission or misstatement of material information as well as effects of immaterial information, and to the nature of the users when determining the information to be disclosed by the Group. These amendments should be applied for annual periods beginning on or after January 1, 2020, and earlier application of permitted. The Group does not expect that these amendments have a significant impact on the financial statements.

•	Amendments to IFRS 3 Business Combination – Definition of a Business

To consider the integration of the required activities and assets as a business, the amended definition of a business requires an acquisition to include an input and a substantive process that together significantly contribute to the ability to create outputs and excludes economic benefits from the lower costs. An entity can apply a concentration test, an optional test, where substantially all of the fair value of gross assets acquired is concentrated in a single asset or a group of similar assets, the assets acquired would not represent a business. These amendments should be applied for annual periods beginning on or after January 1, 2020, and earlier application of permitted. The Group does not expect that these amendments have a significant impact on the financial statements.

•	IFRS Interpretations Committee’s agenda decisions – Lease Term

On December 16, 2019, the IFRS Interpretations Committee announced an interpretation of the “lease term and useful life of leasehold improvements”. This interpretation deals with how to determine the lease term of a cancellable lease or a renewable lease and whether the useful life of non-removable leasehold improvements is limited by the relevant lease term. According to this interpretation, the Group should identify factors to consider the broader economic penalty, reflect identified factors to accounting policies, and calculate lease term again based on accounting policy.

However, due to the large number of lease contracts held by the Group and varying terms of the contract, the Group determined that sufficient time would be required to set up items to be included in the review of extensive economic penalty and to establish procedures for collecting and analyzing necessary information. Therefore, the effect of the changes in accounting policy for the lease term is not reflected in the consolidated financial statements for the current reporting period.

If the accounting policy for the lease term is changed in the annual periods beginning on or after January 1, 2020, the amount of the related right-of-use assets and lease liabilities may increase, and the consolidated financial statements may need to be retroactively restated to reflect this effect.

•	IFRS 17 Insurance Contracts

IFRS 17 ‘Insurance Contracts’ was issued in May 2017 and sets out the requirements that an entity should apply in accounting for insurance contracts it issues and reinsurance contracts it holds. IFRS 17 is currently effective from 1 January, 2023. The Group is in the process of implementing IFRS 17. Industry practice and interpretation of the standard are still developing and there may be changes to it. Therefore the likely impact of its implementation remains uncertain.

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

2.4 Critical Accounting Estimates

The preparation of consolidated financial statements requires the application of accounting policies, certain critical accounting estimates and assumptions that may have a significant impact on the assets (liabilities) and incomes (expenses). Management’s estimates of outcomes may differ from actual outcomes.

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

Our significant estimates that require management judgements include:

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

3. Significant Accounting Policies

The following significant accounting policies and calculation methods applied in the preparation of these consolidated financial statements have been consistently applied to all periods presented, except for the impact of changes due to enactment of new standards, amendments and interpretations disclosed in Note 2.1.

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

If associates and joint ventures uses accounting policies other than those of the Group for like transactions and events in similar circumstances, if necessary, adjustments shall be made to make the associate’s accounting policies conform to those of the Group when the associate’s financial statements are used by the entity in applying the equity method.

If the Group’s share of losses of associates and joint ventures equals or exceeds its interest in the associate (including long-term interests that, in substance, form part of the Group’s net investment in the associate), the Group discontinues recognizing its share of further losses. After the Group’s interest is reduced to zero, additional losses are provided for, and a liability is recognized, only to the extent that the Group has incurred legal or constructive obligations or made payments on behalf of the associate.

The Group determines at each reporting period whether there is any objective evidence that the investments in the associates and joint ventures are impaired. If this is the case, the Group calculates the amount of impairment as the difference between the recoverable amount of the associates and its carrying value and recognizes the amount as ‘non-operating income (expense)’ in the statement of comprehensive income.

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

3.2.3 Net investment in a foreign operation

If the settlement of a monetary item receivable from or payable to a foreign operation is neither planned nor likely to occur in the foreseeable future, then foreign currency difference arising on the item, which in substance is considered to form part of the net investment in the foreign operation, is recognized in the other comprehensive income and shall be reclassified to profit or loss on disposal of the investment.

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

In addition, the fair value information recognized in the statement of financial position is classified into the following fair value hierarchy, reflecting the significance of the input variables used in the fair value measurement.

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

Derecognition of financial liabilities

Financial liabilities are derecognized from the statement of financial position when the obligation specified in the contract is discharged, cancelled, or expires.

3.3.4 Offsetting

Financial assets and liabilities are offset and the net amount reported in the consolidated statement of financial position where there is a legally enforceable right to offset the recognized amounts and there is an intention to settle on a net basis or realize the assets and settle the liability simultaneously. The legally enforceable right must not be contingent on future events and must be enforceable in the normal course of business and in the event of default, insolvency or bankruptcy of the Group or the counterparty.

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

3.5 Non-derivative Financial Assets

3.5.1 Financial assets at fair value through profit or loss

Financial assets classified as held for trading, financial assets designated by the Group as at fair value through profit or loss upon initial recognition, and financial assets that are required to be mandatorily measured at fair value through profit or loss are classified as financial assets at fair value through profit or loss.

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

•

debt instruments that are a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets, and consistent with representing solely payments of principal and interest on the principal amount outstanding; or

•

equity instruments, not held for trading with the objective of generating a profit from short-term fluctuations in price or dealer’s margin, designated as financial assets at fair value through other comprehensive income.

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

The Group uses the following three measurement techniques in accordance with IFRS:

•	General approach: for financial assets and unused credit line that are not subject to two approaches below

•	Simplified approach: for receivables, contract assets and lease receivables

•	Credit-impaired approach: for purchased or originated credit-impaired financial assets

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

•	more than 30 days past due;

•	decline in credit rating at period end by more than certain notches as compared to that at initial recognition;

•	decline in ratings below certain level in the internally developed early warning system;

•	debt restructuring (except for impaired financial assets); or

•	credit delinquency information on Korea Federation of Banks, and etc.

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

The Group generally deems one or more of the following items credit-impaired:

•	no less than 90 days past due;

•	legal proceedings related to collection;

•	a borrower that has received a warning from the Korea Federation of Banks;

•	corporate borrowers that are rated C or D;

•	refinancing when a borrower may have difficulty with original terms; or

•	debt restructuring.

3.6.1 Forward-looking information

The Group uses forward-looking information, when it determines whether the credit risk has increased significantly since initial recognition and measures expected credit losses.

The Group assumes the risk component has a certain correlation with the economic cycle, and uses statistical methodologies to estimate the relation between key macroeconomic variables and risk components for the expected credit losses.

The correlation between the major macroeconomic variables and the credit risk is as follows;

Key macroeconomic variables	Correlation between the major macroeconomic variables and the credit risk
Domestic GDP growth rate	(-)
Composite stock index	(-)
Construction investment change rate	(-)
Rate of change in housing transaction price index	(-)
Interest rate spread	(+)
Private consumption growth rate	(-)
Change of call rate compared to the previous year (%p)	(+)
Retail loan change rate	(-)

Forward-looking information used in calculation of expected credit losses is based on the macroeconomic forecasts utilized by management of the Group for its business plan taking into account reliable external agency’s forecasts and others. The forward-looking information is generated by KB Research under the Parent Company with comprehensive approach to capture the possibility of various economic forecast scenarios that are derived from the internal and external viewpoints of the macroeconomic situation. The Group determines the macroeconomic variables to be used in forecasting future condition of the economy, taking into account the direction of the forecast scenario and the significant relationship between macroeconomic variables and time series data. And there are some changes compared to the macroeconomic variables used in the previous year

3.6.2 Measuring expected credit losses on financial assets at amortized cost

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

Intangible assets	Amortization method	Estimated useful life
Industrial property rights	Straight-line	3~19 years
Software	Straight-line	3~5 years
VOBA	Declining-balance	60 years
Others	Straight-line	1~13 years

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

Goodwill acquired from business combinations after January 1, 2010, is initially measured as the excess of the aggregate of the consideration transferred, fair value of non-controlling interest and the acquisition-date fair value of the acquirer’s previously held equity interest in the acquiree over the net identifiable assets acquired and liabilities assumed. If this consideration is lower than the fair value of the net assets of the business acquired, the difference is recognized in profit.

For each business combination, the Group decides whether the non-controlling interest in the acquiree is initially measured at fair value or at the non-controlling interest’s proportionate share of the acquiree’s identifiable net assets at the acquisition date.

Acquisition-related costs incurred to affect a business combination are charged to expenses in the periods in which the costs are incurred and the services are received, except for the costs to issue debt or equity securities.

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

3.11 Impairment of Non-financial Assets

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

3.12 Non-current Assets Held for Sale

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

3.13 Financial Liabilities

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

3.13.1 Financial liabilities at fair value through profit or loss

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

3.13.2 Other financial liabilities

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

The Group derecognizes a financial liability from the consolidated statement of financial position only when it is extinguished (i.e. when the obligation specified in the contract is discharged, cancelled, or expires).

3.14 Insurance Contracts

KB Life Insurance Co., Ltd., and KB Insurance Co., Ltd., the subsidiaries of the Group, issue insurance contracts.

Insurance contracts are defined as “a contract under which one party (the insurer) accepts significant insurance risk from another party by agreeing to compensate the policyholder if a specified uncertain future event adversely affects the policyholder”. A contract that qualifies as an insurance contract remains an insurance contract until all rights and obligations are extinguished or expire. Such a contract that does not contain significant insurance risk is classified as an investment contract and is within the scope of IFRS 9, Financial Instruments to the extent that it gives rise to a financial asset or financial liability, except if the investment contract contains a Discretionary Participation Features (DPF). If the contract has a DPF, the contract is subject to IFRS 4, Insurance Contracts. The Group recognizes assets (liabilities) and gains (losses) relating to insurance contracts as other assets (liabilities) in the statement of financial position, and as other operating income (expenses) in the statement of comprehensive income, respectively.

3.14.1 Insurance premiums

The Group recognizes collected premiums as revenue on the due date of collection of premiums from insurance contracts and the collected premium which is not earned at the end of the reporting period is recognized as unearned premium.

3.14.2 Insurance liabilities

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

3.14.3 Liability adequacy test

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

3.14.4 Deferred acquisition costs

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

3.15 Provisions

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

3.16 Financial Guarantee Contracts

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

3.17 Equity Instruments Issued by the Group

An equity instrument is any contract or agreement that evidences a residual interest in the assets of an entity after deducting all of its liabilities.

3.17.1 Ordinary shares

Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of new shares or the exercise of stock option are deducted from the equity, net of any tax effects.

3.17.2 Hybrid securities

The financial instruments can be classified as either financial liabilities or equity in accordance with the terms of the contract. The Group classifies hybrid securities as an equity if the Group has the unconditional right to avoid any contractual obligation to deliver financial assets such as cash in relation to the financial instruments. As a result, hybrid securities issued by subsidiaries are classified as non-controlling interests, dividends are recognized in the consolidated statement of comprehensive income as profit attributable to non-controlling interests.

3.17.3 Treasury shares

If the Group acquires its own equity instruments, these are accounted for as treasury shares and are deducted directly from equity. No gains or losses are recognized in profit or loss on the purchase, sale, issue or cancellation of own equity instruments. If an entity within the Group acquires and retains treasury shares, the consideration paid or received is directly recognized in equity.

3.17.4 Compound financial instruments

A compound financial instrument is classified as a financial liability or an equity instrument depending on the substance of the contractual arrangement of such financial instrument. The liability component of the compound financial instrument is measured at fair value of the similar liability without conversion option at initial recognition and subsequently measured at amortized cost using effective interest rate method until it is extinguished by conversion or matured. Equity component is initially measured at fair value of compound financial instrument in entirety less fair value of liability component net of tax effect and it is not remeasured subsequently.

3.18 Revenue Recognition

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

3.18.1 Interest income and expense

Interest income of financial assets at amortized cost and financial assets at fair value through other comprehensive income, and expense are recognized in the statement of comprehensive income using the effective interest method. The effective interest method is a method of calculating the amortized cost of a financial asset or a financial liability (or groups of financial assets or financial liabilities) and of allocating the interest income or interest expense over the relevant period.

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

Interest earned arising from debt investments at fair value through profit or loss is also classified as interest income in the statement of comprehensive income.

3.18.2 Fee and commission income

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

3.18.3 Net gains/losses on financial instruments at fair value through profit or loss

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

3.18.4 Dividend income

Dividend income is recognized in profit or loss when the right to receive payment is established. Dividend income is recognized as relevant items on statements of profit or loss and other comprehensive income in accordance with the classification of equity instruments.

3.19 Employee Compensation and Benefits

3.19.1 Post-employment benefits: defined contribution plans

The contributions are recognized as employee benefit expense when they are due.

3.19.2 Post-employment benefits: defined benefit plans

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

3.19.3 Short-term employee benefits

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

3.19.4 Share-based payment

The Group has provided its directors and employees with stock grant, and mileage stock programs. When stock grants are settled, the Group can either select to distribute newly issued shares or treasury shares or compensate in cash based on the share price. When mileage stock options are exercised, the Group pays the amount equivalent to KB Financial Group’s share price in cash.

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

3.19.5 Termination benefits

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

3.20 Income Tax Expenses

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

3.20.1 Current income tax

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

3.20.2 Deferred income tax

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

3.20.3 Uncertain tax positions

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

3.21 Earnings per Share

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

3.22 Leases

As explained in Note 2.1 above, the Group has changed its accounting policy for leases. The impact of the new accounting policies is disclosed in Note 44.

Lease income from operating leases where the Group is a lessor is recognized in income on a straight-line basis over the lease term. Initial direct costs incurred in obtaining an operating lease are added to the carrying amount of the underlying asset and recognized as expense over the lease term on the same basis as lease income. The respective leased assets are included in the statement of financial position based on their nature. The Group did not need to make any adjustments to the accounting for assets held as a lessor as a result of adopting the new leasing standard.

At inception of a contract, the Group is required to assess whether the contract is, or contains, a lease. Also, at the date of initial application, the Group has assessed whether the contract is, or contains, a lease in accordance with the standard. However, the Group did not reassess all contracts as the Group elected to apply the practical expedient not to apply the standard to contracts that were not previously identified as containing a lease. On the basis of the date of initial application, the Group assesses whether the contract is, or contains, a lease.

A lessee is required to recognize a right-of-use asset (lease assets) representing its right to use the underlying leased asset and a lease liability representing its obligation to make lease payments. Assets and liabilities arising from a lease are initially measured on a present value basis.

Lease liabilities include the net present value of the following lease payments:

•	Fixed payments (including in-substance fixed payments), less any lease incentives receivable

•	Variable lease payment that are based on an index or a rate

•	Amounts expected to be payable by the lessee under residual value guarantees

•	The exercise price of a purchase option if the lessee is reasonably certain to exercise that option, and

•	Payments of penalties for terminating the lease, if the lease term reflects the lessee exercising that option

The lease payments are discounted using the interest rate implicit in the lease. If that rate cannot be determined, the lessee’s incremental borrowing rate is used, being the rate that the lessee would have to pay to borrow the funds necessary to obtain an asset of similar value in a similar economic environment with similar terms and conditions.

Right-of-use assets are measured at cost comprising the following:

•	The amount of the initial measurement of lease liability

•	Any lease payments made at or before the commencement date less any lease incentives received

•	Any initial direct costs, and

•	Restoration costs

However, short-term lease (lease that, at the commencement date, has a lease term of 12 months or less) and lease of low-value assets (For example, underlying leased asset under $ 5,000) are permitted to elect exceptional conditions.

The right-of-use asset is depreciated over the shorter of the asset’s useful life and the lease term.

Related to sale and leaseback, an entity (seller-lessee) is required to applying IFRS 15 Revenue from Contracts with Customers to determine whether the transfer of an asset is accounted for as a sale of that asset. However, the Group has not reassessed sale and leaseback transactions entered into before the date of initial application.

Extension and termination options are included in a number of leases across the Group. These terms are used to maximize operational flexibility in terms of managing contracts. The majority of extension and termination options held are exercisable only by the Group and not by the respective lessor. But the Group is evaluating its application in accordance with the IFRIC’s decision about “lease term and useful life of leasehold Improvements”

3.23 Operating Segments

Operating segments are components of the Group where separate financial information is available and is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance.

Segment information includes items which are directly attributable and reasonably allocated to the segment.

3.24 Overlay Approach

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

The Group is permitted to apply this approach either at initial recognition or it may subsequently designate financial assets that newly meet criterion of not being held in respect of activity unconnected with insurance contract, having previously not met that criterion.

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

3.25 United States dollar amounts

The Group operates primarily in Korea and its official accounting records are maintained in Korean won. The U.S. dollar amounts are provided herein as supplementary information solely for the convenience of the reader. Korean won amounts are expressed in U.S. dollars at the rate of ￦1,155.46 to U.S. $1.00, the U.S. Federal Reserve Bank of New York buying exchange rate in effect at noon, December 31, 2019. Such convenience translation into US dollars should not be construed as representations that the Korean won amounts have been, could have been, or could in the future be, converted at this or any other rate of exchange.

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

4.2.3 Maximum Exposure to Credit Risk

The Group’s maximum exposures of financial instruments, excluding equity securities, to credit risk without consideration of collateral values as of December 31, 2018 and 2019, are as follows:

	2018		2019
	(In millions of Korean won)
Financial assets
Due from financial institutions at amortized cost[1]	￦	17,216,288	￦	18,142,960
Financial assets at fair value through profit or loss
Due from financial institutions		381,719		216,367
Securities		48,285,482		50,721,526
Loans		954,176		427,545
Financial instruments indexed to the price of gold		78,808		79,805
Derivatives		2,025,962		3,190,673
Loans at amortized cost[1]		319,201,603		339,684,059
Financial investments
Securities measured at fair value through other comprehensive income		35,243,634		43,556,848
Securities at amortized cost[1]		23,661,522		25,346,555
Loans measured at fair value through other comprehensive income		389,822		375,098
Other financial assets[1]		8,133,556		9,147,059

		455,572,572		490,888,495

Off-balance sheet items
Acceptances and guarantees contracts		7,277,136		8,327,494
Financial guarantee contracts		3,626,532		3,847,390
Commitments		138,590,372		151,797,615

		149,494,040		163,972,499

	￦	605,066,612	￦	654,860,994

[1]	Due from financial institutions, loans and securities measured at amortized cost and other financial assets are net of allowance.

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

Loans as of December 31, 2018 and 2019, are classified as follows:

	2018
	The financial instruments applying 12-month expected credit losses		The financial instruments applying lifetime expected credit losses				Financial instruments not applying expected credit losses		Total
			Non-impaired		Impaired
	(In millions of Korean won)
Loans at amortized cost[1]
Corporate
Grade 1	￦	75,785,147	￦	2,144,175	￦	1,638	￦	—	￦	77,930,960
Grade 2		55,292,251		4,227,041		2,016		—		59,521,308
Grade 3		2,957,463		1,757,607		6,579		—		4,721,649
Grade 4		484,248		965,094		68,271		—		1,517,613
Grade 5		244,593		378,588		1,063,646		—		1,686,827

		134,763,702		9,472,505		1,142,150		—		145,378,357

Retail
Grade 1		133,946,705		4,411,122		9,180		—		138,367,007
Grade 2		7,819,152		7,497,880		17,767		—		15,334,799
Grade 3		1,718,104		1,559,980		6,694		—		3,284,778
Grade 4		706,797		421,800		13,318		—		1,141,915
Grade 5		14,110		447,064		489,196		—		950,370

		144,204,868		14,337,846		536,155		—		159,078,869

Credit card
Grade 1		8,411,723		176,312		—		—		8,588,035
Grade 2		4,449,617		587,254		—		—		5,036,871
Grade 3		1,460,344		1,228,087		—		—		2,688,431
Grade 4		6,004		467,012		—		—		473,016
Grade 5		112		148,149		419,444		—		567,705

		14,327,800		2,606,814		419,444		—		17,354,058

		293,296,370		26,417,165		2,097,749		—		321,811,284

Loans at fair value through other comprehensive income
Corporate
Grade 1		189,501		25,731		—		—		215,232
Grade 2		128,712		45,878		—		—		174,590
Grade 3		—		—		—		—		—
Grade 4		—		—		—		—		—
Grade 5		—		—		—		—		—

		318,213		71,609		—		—		389,822

		318,213		71,609		—		—		389,822

	￦	293,614,583	￦	26,488,774	￦	2,097,749	￦	—	￦	322,201,106

[1]	Before netting of allowance.

	2019
	The financial instruments applying 12-month expected credit losses		The financial instruments applying lifetime expected credit losses				Financial instruments not applying expected credit losses		Total
			Non-impaired		Impaired
	(In millions of Korean won)
Loans at amortized cost[1]
Corporate
Grade 1	￦	83,839,707	￦	2,621,898	￦	1,000	￦	—	￦	86,462,605
Grade 2		58,057,809		4,683,445		7,052		—		62,748,306
Grade 3		2,650,199		2,187,662		4,194		—		4,842,055
Grade 4		518,108		900,386		4,605		—		1,423,099
Grade 5		16,648		355,893		805,938		—		1,178,479

		145,082,471		10,749,284		822,789		—		156,654,544

Retail
Grade 1		146,265,744		3,611,001		8,155		—		149,884,900
Grade 2		7,081,846		4,433,832		29,304		—		11,544,982
Grade 3		2,080,690		1,541,647		11,366		—		3,633,703
Grade 4		185,081		387,811		9,722		—		582,614
Grade 5		10,180		587,448		545,295		—		1,142,923

		155,623,541		10,561,739		603,842		—		166,789,122

Credit card
Grade 1		8,390,177		96,052		—		—		8,486,229
Grade 2		5,695,069		719,065		—		—		6,414,134
Grade 3		1,558,999		1,161,396		—		—		2,720,395
Grade 4		26,404		390,941		—		—		417,345
Grade 5		350		135,630		474,327		—		610,307

		15,670,999		2,503,084		474,327		—		18,648,410

		316,377,011		23,814,107		1,900,958		—		342,092,076

Loans at fair value through other comprehensive income
Corporate
Grade 1		241,524		—		—		—		241,524
Grade 2		133,574		—		—		—		133,574
Grade 3		—		—		—		—		—
Grade 4		—		—		—		—		—
Grade 5		—		—		—		—		—

		375,098		—		—		—		375,098

		375,098		—		—		—		375,098

	￦	316,752,109	￦	23,814,107	￦	1,900,958	￦	—	￦	342,467,174

[1]	Before netting of allowance.

Credit quality of loans graded according to internal credit ratings are as follows:

	Range of Probability of Default (%)	Retail	Corporate	Credit Card[1]

Grade 1	0.0 ~ 1.0	1 ~ 5 grade	AAA ~ BBB+	0.0 ~ 1.0
Grade 2	1.0 ~ 5.0	6 ~ 8 grade	BBB ~ BB	1.0 ~ 5.0
Grade 3	5.0 ~ 15.0	9 ~ 10 grade	BB- ~ B	5.0 ~ 15.0
Grade 4	15.0 ~ 30.0	11 grade	B- ~ CCC	15.0 ~ 30.0
Grade 5	30.0 ~	12 grade or under	CC or under	30.0 ~

[1]	Credit quality of Credit Card loans was graded according to range of probability of default

The quantification of the extent to which collateral and other credit enhancements mitigate credit risk as of December 31, 2018 and 2019, are as follows:

	2018
	The financial instruments applying 12-month expected credit losses		The financial instruments applying lifetime expected credit losses				Total
			Non-impaired		Impaired
	(In millions of Korean won)
Guarantees	￦	60,473,663	￦	5,871,980	￦	151,180	￦	66,496,823
Deposits and savings		4,200,448		77,024		6,485		4,283,957
Property and equipment		8,644,719		616,318		54,492		9,315,529
Real estate		147,682,808		12,828,076		442,287		160,953,171

	￦	221,001,638	￦	19,393,398	￦	654,444	￦	241,049,480

	2019
	The financial instruments applying 12-month expected credit losses		The financial instruments applying lifetime expected credit losses				Total
			Non-impaired		Impaired
	(In millions of Korean won)
Guarantees	￦	70,183,658	￦	3,839,736	￦	179,825	￦	74,203,219
Deposits and savings		4,478,032		118,221		8,034		4,604,287
Property and equipment		10,014,552		582,109		55,410		10,652,071
Real estate		155,769,901		10,839,595		417,815		167,027,311

	￦	240,446,143	￦	15,379,661	￦	661,084	￦	256,486,888

4.2.5 Credit Quality of Securities

Financial investments excluding equity securities that are exposed to credit risk as of December 31, 2018, and 2019 are as follows:

	2018
	The financial instruments applying 12-month expected credit losses		The financial instruments applying lifetime expected credit losses				Financial instruments not applying expected credit losses		Total
			Non-impaired		Impaired
	(In millions of Korean won)
Securities at amortized cost[1]
Grade 1	￦	23,524,120	￦	—	￦	—	￦	—	￦	23,524,120
Grade 2		120,546		—		—		—		120,546
Grade 3		18,572		—		—		—		18,572
Grade 4		—		—		—		—		—
Grade 5		—		—		—		—		—

		23,663,238		—		—		—		23,663,238

Securities measured at fair value through other comprehensive income
Grade 1		32,498,155		—		—		—		32,498,155
Grade 2		2,740,053		—		—		—		2,740,053
Grade 3		—		—		—		—		—
Grade 4		2,510		—		—		—		2,510
Grade 5		—		—		2,916		—		2,916

		35,240,718		—		2,916		—		35,243,634

	￦	58,903,956	￦	—	￦	2,916	￦	—	￦	58,906,872

[1]	Before netting of allowance

	2019
	The financial instruments applying 12-month expected credit losses		The financial instruments applying lifetime expected credit losses				Financial instruments not applying expected credit losses		Total
			Non-impaired		Impaired
	(In millions of Korean won)
Securities at amortized cost[1]
Grade 1	￦	25,147,636	￦	—	￦	—	￦	—	￦	25,147,636
Grade 2		157,881		—		—		—		157,881
Grade 3		42,710		—		—		—		42,710
Grade 4		—		—		—		—		—
Grade 5		—		—		—		—		—

		25,348,227		—		—		—		25,348,227

Securities measured at fair value through other comprehensive income
Grade 1		40,206,856		—		—		—		40,206,856
Grade 2		3,337,327		—		—		—		3,337,327
Grade 3		12,665		—		—		—		12,665
Grade 4		—		—		—		—		—
Grade 5		—		—		—		—		—

		43,556,848		—		—		—		43,556,848

	￦	68,905,075	￦	—	￦	—	￦	—	￦	68,905,075

[1]	Before netting of allowance

The credit qualities of securities, excluding equity securities according to the credit ratings by external rating agencies as of December 31, 2018 and 2019, are as follows:

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

4.2.6 Credit risk of due from financial institutions

The credit quality of due from financial institutions as of December 31, 2018 and 2019, is classified as follows:

	2018
	The financial instruments applying 12-month expected credit losses		The financial instruments applying lifetime expected credit losses				Financial instruments not applying expected credit losses		Total
			Non-impaired		Impaired
	(In millions of Korean won)
Due from financial institutions at amortized cost[1]
Grade 1	￦	16,374,868	￦	—	￦	—	￦	—	￦	16,374,868
Grade 2		213,903		—		—		—		213,903
Grade 3		608,314		—		—		—		608,314
Grade 4		19,531		—		—		—		19,531
Grade 5		1,691		—		—		—		1,691

	￦	17,218,307	￦	—	￦	—	￦	—	￦	17,218,307

	2019
	The financial instruments applying 12-month expected credit losses		The financial instruments applying lifetime expected credit losses				Financial instruments not applying expected credit losses		Total
			Non-impaired		Impaired
	(In millions of Korean won)
Due from financial institutions at amortized cost[1]
Grade 1	￦	17,292,966	￦	—	￦	—	￦	—	￦	17,292,966
Grade 2		149,927		—		—		—		149,927
Grade 3		677,249		—		—		—		677,249
Grade 4		—		—		—		—		—
Grade 5		13,991		13,179		360		—		27,530

	￦	18,134,133	￦	13,179	￦	360	￦	—	￦	18,147,672

[1]	Before netting of allowance

The credit qualities of due from financial institutions according to the credit ratings by external rating agencies as of December 31, 2018 and 2019 is same as the credit qualities of securities, excluding equity securities.

4.2.7 Credit risk mitigation of derivatives

The quantification of the extent to which derivatives and other credit enhancements mitigate credit risk as of December 31, 2018 and 2019, are as follows:

	2018		2019
	(In millions of Korean won)
Deposits, savings, securities, etc.	￦	460,670	￦	802,170

	￦	460,670	￦	802,170

4.2.8 Credit risk concentration analysis

Details of the Group’s loans by jurisdiction as of December 31, 2018 and 2019, are as follows:

	2018
	Retail		Corporate		Credit card		Total		%	Allowances		Carrying amount
	(In millions of Korean won)
Korea	￦	158,760,865	￦	141,864,644	￦	17,346,224	￦	317,971,733	98.40	￦	(2,574,236)	￦	315,397,497
Europe		—		649,281		—		649,281	0.20		(512)		648,769
China		—		2,259,202		807		2,260,009	0.70		(20,570)		2,239,439
Japan		106		354,181		60		354,347	0.11		(1,900)		352,447
United States		—		997,321		6,967		1,004,288	0.31		(5,706)		998,582
Others		317,898		597,726		—		915,624	0.28		(6,757)		908,867

	￦	159,078,869	￦	146,722,355	￦	17,354,058	￦	323,155,282	100.00	￦	(2,609,681)	￦	320,545,601

	2019
	Retail		Corporate		Credit card		Total		%	Allowances		Carrying amount
	(In millions of Korean won)
Korea	￦	166,310,457	￦	149,149,657	￦	18,642,111	￦	334,102,225	97.44	￦	(2,363,332)	￦	331,738,893
Europe		—		1,118,429		—		1,118,429	0.33		(4,181)		1,114,248
China		—		3,135,501		358		3,135,859	0.91		(20,654)		3,115,205
Japan		101		647,956		81		648,138	0.19		(576)		647,562
United States		—		2,333,269		—		2,333,269	0.68		(9,205)		2,324,064
Others		478,564		1,072,375		5,860		1,556,799	0.45		(10,069)		1,546,730

	￦	166,789,122	￦	157,457,187	￦	18,648,410	￦	342,894,719	100.00	￦	(2,408,017)	￦	340,486,702

[1]	The above is the Group’s loans at fair value through profit and loss, other comprehensive income or amortized cost.

Details of the Group’s industrial corporate loans as of December 31, 2018 and 2019, are as follows:

	2018
	Loans		%	Allowances		Carrying amount
	(In millions of Korean won)
Financial institutions	￦	14,193,442	9.67	￦	(45,473)	￦	14,147,969
Manufacturing		42,672,986	29.08		(449,406)		42,223,580
Service		61,467,174	41.89		(270,846)		61,196,328
Wholesale & Retail		16,739,852	11.41		(102,197)		16,637,655
Construction		3,282,508	2.24		(291,211)		2,991,297
Public sector		873,281	0.60		(3,301)		869,980
Others		7,493,112	5.11		(93,409)		7,399,703

Total	￦	146,722,355	100.00	￦	(1,255,843)	￦	145,466,512

	2019
	Loans		%	Allowances		Carrying amount
	(In millions of Korean won)
Financial institutions	￦	16,405,404	10.42	￦	(14,819)	￦	16,390,585
Manufacturing		43,265,607	27.48		(394,428)		42,871,179
Service		65,277,701	41.46		(195,205)		65,082,496
Wholesale & Retail		18,593,540	11.81		(99,051)		18,494,489
Construction		3,679,798	2.34		(194,737)		3,485,061
Public sector		1,250,909	0.79		(2,084)		1,248,825
Others		8,984,228	5.70		(56,662)		8,927,566

Total	￦	157,457,187	100.00	￦	(956,986)	￦	156,500,201

Types of the Group’s retail and credit card loans as of December 31, 2018 and 2019, are as follows:

	2018
	Loans		%	Allowances		Carrying amount
	(In millions of Korean won)
Housing	￦	70,916,004	40.19	￦	(29,369)	￦	70,886,635
General		88,162,865	49.97		(613,528)		87,549,337
Credit card		17,354,058	9.84		(710,941)		16,643,117

Total	￦	176,432,927	100.00	￦	(1,353,838)	￦	175,079,089

	2019
	Loans		%	Allowances		Carrying amount
	(In millions of Korean won)
Housing	￦	78,102,637	42.12	￦	(34,395)	￦	78,068,242
General		88,686,485	47.83		(676,927)		88,009,558
Credit card		18,648,410	10.05		(739,709)		17,908,701

Total	￦	185,437,532	100.00	￦	(1,451,031)	￦	183,986,501

Credit risk concentration of due from financial institutions, securities, excluding equity securities and derivative financial instruments

Details of the Group’s credit risk concentration of due from financial institutions, securities, excluding equity securities, and derivative financial instruments as of December 31, 2018 and 2019, are as follows:

	2018
	Amount		%	Allowances		Carrying amount
	(In millions of Korean won)
Due from financial institutions at amortized cost
Banking and insurance	￦	17,218,307	100.00	￦	(2,019)	￦	17,216,288

		17,218,307	100.00		(2,019)		17,216,288

Due from financial institutions at fair value through profit or loss
Banking and insurance		381,719	100.00		—		381,719

		381,719	100.00		—		381,719

Securities measured at fair value through profit or loss
Government and government funded institutions		14,354,157	29.73		—		14,354,157
Banking and insurance		27,273,372	56.48		—		27,273,372
Others		6,657,953	13.79		—		6,657,953

		48,285,482	100.00		—		48,285,482

Derivatives
Government and government funded institutions		39,290	1.94		—		39,290
Banking and insurance		1,849,078	91.27		—		1,849,078
Others		137,594	6.79		—		137,594

		2,025,962	100.00		—		2,025,962

Securities measured at fair value through other comprehensive income
Government and government funded institutions		9,504,156	26.97		—		9,504,156
Banking and insurance		21,210,983	60.18		—		21,210,983
Others		4,528,495	12.85		—		4,528,495

		35,243,634	100.00		—		35,243,634

Securities at amortized cost
Government and government funded institutions		10,321,667	43.62		(25)		10,321,642
Banking and insurance		11,424,418	48.28		(1,399)		11,423,019
Others		1,917,153	8.10		(292)		1,916,861

		23,663,238	100.00		(1,716)		23,661,522

	￦	126,818,342		￦	(3,735)	￦	126,814,607

	2019
	Amount		%	Allowances		Carrying amount
	(In millions of Korean won)
Due from financial institutions at amortized cost
Banking and insurance	￦	18,147,672	100.00	￦	(4,712)	￦	18,142,960

		18,147,672	100.00		(4,712)		18,142,960

Due from financial institutions at fair value through profit or loss
Banking and insurance		216,367	100.00		—		216,367

		216,367	100.00		—		216,367

Securities measured at fair value through profit or loss
Government and government funded institutions		11,937,703	23.53		—		11,937,703
Banking and insurance		32,475,354	64.03		—		32,475,354
Others		6,308,469	12.44		—		6,308,469

		50,721,526	100.00		—		50,721,526

Derivatives
Government and government funded institutions		7,330	0.23		—		7,330
Banking and insurance		3,003,371	94.13		—		3,003,371
Others		179,972	5.64		—		179,972

		3,190,673	100.00		—		3,190,673

Securities measured at fair value through other comprehensive income
Government and government funded institutions		16,744,232	38.44		—		16,744,232
Banking and insurance		21,439,272	49.22		—		21,439,272
Others		5,373,344	12.34		—		5,373,344

		43,556,848	100.00		—		43,556,848

Securities at amortized cost
Government and government funded institutions		11,115,435	43.86		(37)		11,115,398
Banking and insurance		12,279,883	48.44		(1,349)		12,278,534
Others		1,952,909	7.70		(286)		1,952,623

		25,348,227	100.00		(1,672)		25,346,555

	￦	141,181,313		￦	(6,384)	￦	141,174,929

Credit risk concentrations of due from financial institutions, securities, excluding equity securities and derivative financial instruments by country

Details of the Group’s credit risk concentration of securities, excluding equity securities, and derivative financial instruments by country, as of December 31, 2018, are as follows:

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

Details of the Group’s credit risk concentration of due from financial institutions, securities, excluding equity securities, and derivative financial instruments by country, as of December 31, 2019, is as follows:

	2019
	Amount		%	Allowances		Carrying amount
	(In millions of Korean won)
Due from financial institutions at amortized cost
Korea	￦	13,864,687	76.40	￦	(555)	￦	13,864,132
United States		1,318,582	7.27		(1)		1,318,581
Others		2,964,403	16.33		(4,156)		2,960,247

Sub-total		18,147,672	100.00		(4,712)		18,142,960

Due from financial institutions at fair value through profit or loss
Korea		216,367	100.00		—		216,367

Sub-total		216,367	100.00		—		216,367

Securities measured at fair value through profit or loss
Korea		46,413,061	91.51		—		46,413,061
United States		1,939,330	3.82		—		1,939,330
Others		2,369,135	4.67		—		2,369,135

Sub-total		50,721,526	100.00		—		50,721,526

Derivatives
Korea		1,440,349	45.14		—		1,440,349
United States		529,956	16.61		—		529,956
France		358,951	11.25		—		358,951
Others		861,417	27.00		—		861,417

Sub-total		3,190,673	100.00		—		3,190,673

Securities measured at fair value through other comprehensive income
Korea		40,948,853	94.01		—		40,948,853
United States		687,243	1.58		—		687,243
Others		1,920,752	4.41		—		1,920,752

Sub-total		43,556,848	100.00		—		43,556,848

Securities measured at amortized cost
Korea		22,591,541	89.12		(1,034)		22,590,507
United States		1,312,941	5.18		(217)		1,312,724
Others		1,443,745	5.70		(421)		1,443,324

Sub-total		25,348,227	100.00		(1,672)		25,346,555

Total	￦	141,181,313		￦	(6,384)	￦	141,174,929

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

The remaining contractual maturity of financial assets and liabilities, excluding derivatives held for cash flow hedging, as of December 31, 2018 and 2019, are as follows:

	2018
	On demand		Up to 1 month		1-3 months		3-12 months		1-5 years		Over 5 years		Total
	(In millions of Korean won)
Financial assets
Cash and due from financial institutions[1]	￦	5,636,123	￦	1,481,598	￦	242,353	￦	538,579	￦	81,646	￦	—	￦	7,980,299
Financial assets at fair value through profit or loss		50,139,812		672,326		162,459		254,632		215,436		1,113,694		52,558,359
Derivatives held for trading[2]		1,915,532		—		—		—		—		—		1,915,532
Derivatives held for fair value hedging[3]		—		4,344		1,724		17,948		21,367		40,830		86,213
Loans at amortized cost		3,180,412		27,520,126		32,374,297		116,479,553		84,600,284		102,789,366		366,944,038
Financial investments[4]
Financial assets measured at fair value through other comprehensive income		2,117,560		1,812,270		2,694,083		11,210,903		18,626,405		2,728,392		39,189,613
Securities measured at amortized cost		—		1,245,353		1,483,667		4,412,816		8,932,468		14,380,433		30,454,737
Other financial assets		89,890		5,454,381		160,182		1,488,164		53,425		37,841		7,283,883

Total	￦	63,079,329	￦	38,190,398	￦	37,118,765	￦	134,402,595	￦	112,531,031	￦	121,090,556	￦	506,412,674

	2018
	On demand		Up to 1 month		1-3 months		3-12 months		1-5 years		Over 5 years		Total
	(In millions of Korean won)
Financial liabilities
Financial liabilities at fair value through profit or loss[2]	￦	2,823,820	￦	—	￦	—	￦	—	￦	—	￦	—	￦	2,823,820
Financial liabilities designated at fair value through profit or loss[2]		12,503,039		—		—		—		—		—		12,503,039
Derivatives held for trading[2]		2,724,994		—		—		—		—		—		2,724,994
Derivatives held for fair value hedging[3]		—		(2,403)		(8,231)		(37,851)		13,831		31		(34,623)
Deposits[5]		126,781,682		16,852,129		28,053,517		95,568,339		11,284,243		2,608,630		281,148,540
Debts		5,909,297		10,355,022		3,975,372		7,205,116		4,714,743		1,249,785		33,409,335
Debentures		30,160		1,699,165		5,875,093		13,471,021		32,474,579		2,489,146		56,039,164
Other financial liabilities		91,381		15,943,018		170,851		275,135		581,537		65,721		17,127,643

Total	￦	150,864,373	￦	44,846,931	￦	38,066,602	￦	116,481,760	￦	49,068,933	￦	6,413,313	￦	405,741,912

Off- balance sheet items
Commitments[6]	￦	138,590,372	￦	—	￦	—	￦	—	￦	—	￦	—	￦	138,590,372
Financial guarantee contract[7]		3,626,532		—		—		—		—		—		3,626,532

Total	￦	142,216,904	￦	—	￦	—	￦	—	￦	—	￦	—	￦	142,216,904

[1]	The amounts of ￦ 12,394,461 million, which is restricted due from the financial institutions as of December 31, 2018, is excluded.
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

[5]	Deposits that are contractually repayable on demand or on short notice are classified under the ‘on demand’ category.
[6]	Commitments are included under the ‘On demand’ category because payments will be made upon request.
[7]	The financial guarantee contracts are included under the ‘On demand’ category as payments will be made upon request.

	2019
	On demand		Up to 1 month		1-3 months		3-12 months		1-5 years		Over 5 years		Total
	(In millions of Korean won)
Financial assets
Cash and due from financial institutions[1]	￦	5,323,332	￦	1,038,805	￦	286,091	￦	822,123	￦	18,628	￦	—	￦	7,488,979
Financial assets at fair value through profit or loss		52,488,545		446,069		273,144		187,821		236,130		1,011,289		54,642,998
Derivatives held for trading[2]		3,008,598		—		—		—		—		—		3,008,598
Derivatives held for fair value hedging[3]		—		4,892		20,216		37,441		41,401		66,176		170,126
Loans at amortized cost		2,908,095		33,042,040		32,668,128		125,125,270		94,802,566		96,757,198		385,303,297
Financial investments[4]
Financial assets measured at fair value through other comprehensive income		2,101,605		526,465		1,403,884		6,761,533		33,604,010		4,506,581		48,904,078
Securities measured at amortized cost		—		1,002,164		2,080,834		5,700,500		7,366,945		15,888,344		32,038,787
Other financial assets		71,528		6,578,005		179,790		1,373,850		40,243		35,927		8,279,343

Total	￦	65,901,703	￦	42,638,440	￦	36,912,087	￦	140,008,538	￦	136,109,923	￦	118,265,515	￦	539,836,206

	2019
	On demand		Up to 1 month		1-3 months		3-12 months		1-5 years		Over 5 years		Total
	(In millions of Korean won)
Financial liabilities
Financial liabilities at fair value through profit or loss[2]	￦	2,663,327	￦	—	￦	—	￦	—	￦	—	￦	—	￦	2,663,327
Financial liabilities designated at fair value through profit or loss[2]		12,704,826		—		—		—		—		—		12,704,826
Derivatives held for trading[2]		2,842,950		—		—		—		—		—		2,842,950
Derivatives held for fair value hedging[3]		—		14,764		15,588		1,652		20,044		129		52,177
Deposits[5]		141,821,986		17,180,492		27,300,542		110,410,809		10,804,440		2,354,504		309,872,773
Debts		7,074,508		12,341,516		3,057,980		8,994,817		4,950,294		1,763,234		38,182,349
Debentures		22,285		2,652,730		3,812,476		11,062,873		32,477,672		3,515,716		53,543,752
Lease liabilities		256		19,304		35,730		137,419		318,781		66,032		577,522
Other financial liabilities		114,320		17,663,385		187,976		212,059		693,921		119,637		18,991,298

Total	￦	167,244,458	￦	49,872,191	￦	34,410,292	￦	130,819,629	￦	49,265,152	￦	7,819,252	￦	439,430,974

Off- balance sheet items
Commitments[6]	￦	151,797,615	￦	—	￦	—	￦	—	￦	—	￦	—	￦	151,797,615
Financial guarantee contract[7]		3,847,390		—		—		—		—		—		3,847,390

Total	￦	155,645,005	￦	—	￦	—	￦	—	￦	—	￦	—	￦	155,645,005

[1]	The amounts of ￦ 13,394,627 million, which is restricted due from the financial institutions as of December 31, 2019, is excluded.
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

[5]	Deposits that are contractually repayable on demand or on short notice are classified under the ‘on demand’ category.
[6]	Commitments are included under the ‘On demand’ category because payments will be made upon request.
[7]	The financial guarantee contracts are included under the ‘On demand’ category as payments will be made upon request.

The contractual cash flows of derivatives held for cash flow hedging as of December 31, 2018 and 2019, are as follows:

	2018
	Up to 1 month		1-3 months		3-12 months		1-5 years		Over 5 years		Total
	(In millions of Korean won)
Net cash flow of net settlement derivatives	￦	(172)	￦	1,999	￦	2,743	￦	1,949	￦	(66)	￦	6,453
Cash flow to be received of total settlement derivatives		47,526		129,826		286,219		2,116,253		—		2,579,824
Cash flow to be paid of total settlement derivatives		(50,281)		(137,834)		(286,165)		(2,151,808)		—		(2,626,088)

	2019
	Up to 1 month		1-3 months		3-12 months		1-5 years		Over 5 years		Total
	(In millions of Korean won)
Net cash flow of net settlement derivatives	￦	(639)	￦	(1,831)	￦	(5,021)	￦	(10,602)	￦	1,084	￦	(17,009)
Cash flow to be received of total settlement derivatives		14,119		200,170		657,909		1,888,772		—		2,760,970
Cash flow to be paid of total settlement derivatives		(18,171)		(199,141)		(671,375)		(1,955,650)		—		(2,844,337)

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

The Asset-Liability Management Committee(ALCO) of Kookmin Bank determines the operational standards of interest and commission, the details of the establishment and prosecution of the Asset Liability Management (ALM) policies and enacts and amends relevant guidelines. The Risk Management Committee and Risk Management Council monitor the establishment and enforcement of ALM risk management policies, and enact and amend ALM risk management guidelines. The interest rate risk limit is set based on the future assets/liabilities position and interest rate volatility estimation reflects the annual work plan. The ALM Department and Risk Management Department measures and monitors the interest risk status and limits on a regular basis. The status and limits of interest rate risks including interest gap, duration gap and interest rate VaR (Value at Risk), are reported to the ALCO and Risk Management Council on a monthly basis and to the Risk Management Committee on a quarterly basis. To ensure adequacy of interest rate and liquidity risk management, the Risk Management Department assigns the limits, monitors and reviews the risk management procedures and tasks conducted by the ALM Department. Also, the Risk Management Department independently reports related information to the management.

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

VaR at a 99% confidence level of interest rate, stock price and foreign exchange rate risk for trading positions with a ten-day holding period by a subsidiary as of December 31, 2018 and 2019, are as follows:

Kookmin Bank

	2018
	Average		Minimum		Maximum		Ending
Interest rate risk	￦	12,513	￦	6,044	￦	18,684	￦	7,074
Stock price risk		2,995		1,253		4,831		3,348
Foreign exchange rate risk		9,443		5,033		16,453		16,453
Deduction of diversification effect		—		—		—		(11,939)

Total VaR	￦	16,221	￦	11,653	￦	23,078	￦	14,936

	2019
	Average		Minimum		Maximum		Ending
Interest rate risk	￦	11,190	￦	1,725	￦	20,467	￦	16,628
Stock price risk		3,434		2,402		4,310		3,914
Foreign exchange rate risk		15,760		11,416		20,704		13,081
Deduction of diversification effect		—		—		—		(13,246)

Total VaR	￦	17,545	￦	13,641	￦	24,849	￦	20,377

Meanwhile, the required equity capital using the standardized method related to the positions which are not measured by VaR or the non-banking subsidiaries as of December 31, 2018 and 2019, are as follows:

Kookmin Bank

	2018		2019
	(In millions of Korean won)
Interest rate risk	￦	112,153	￦	83,731
Stock price risk		19,756		1,954
Foreign exchange rate risk		1,339		1,850

Total VaR	￦	133,248	￦	87,535

KB Securities Co., Ltd.

	2018
	Average		Minimum		Maximum		Ending
	(In millions of Korean won)
Interest rate risk	￦	456,847	￦	366,027	￦	537,126	￦	510,618
Stock price risk		293,623		236,329		335,900		261,341
Foreign exchange rate risk		5,923		2,383		12,613		3,692
Commodity risk		5		1		22		1

Total VaR	￦	756,398	￦	604,740	￦	885,661	￦	775,652

	2019
	Average		Minimum		Maximum		Ending
	(In millions of Korean won)
Interest rate risk	￦	520,681	￦	460,539	￦	563,991	￦	563,991
Stock price risk		248,183		217,149		282,584		270,443
Foreign exchange rate risk		15,785		7,578		23,674		21,418
Commodity risk		3		1		20		1

Total VaR	￦	784,652	￦	685,267	￦	870,269	￦	855,853

KB Insurance Co., Ltd.

	2018
	Average		Minimum		Maximum		Ending
	(In millions of Korean won)
Interest rate risk	￦	43,431	￦	34,202	￦	48,456	￦	45,180
Foreign exchange rate risk		11,074		8,484		15,053		14,769

Total VaR	￦	54,505	￦	42,686	￦	63,509	￦	59,949

	2019
	Average		Minimum		Maximum		Ending
	(In millions of Korean won)
Interest rate risk	￦	3,418	￦	2,201	￦	4,904	￦	3,252
Stock price risk		23,293		16,153		27,550		26,140

Total VaR	￦	26,711	￦	18,354	￦	32,454	￦	29,392

KB Life Insurance Co., Ltd.

	2018
	Average		Minimum		Maximum		Ending
	(In millions of Korean won)
Interest rate risk	￦	1,264	￦	968	￦	1,544	￦	1,134

Total VaR	￦	1,264	￦	968	￦	1,544	￦	1,134

	2019
	Average		Minimum		Maximum		Ending
	(In millions of Korean won)
Interest rate risk	￦	2,630	￦	1,295	￦	3,597	￦	2,038

Total VaR	￦	2,630	￦	1,295	￦	3,597	￦	2,038

KB Investment Co., Ltd.

	2018
	Average		Minimum		Maximum		Ending
	(In millions of Korean won)
Stock price risk	￦	23	￦	—	￦	56	￦	—
Foreign exchange rate risk		2,064		1,776		3,033		3,033

Total VaR	￦	2,087	￦	1,776	￦	3,089	￦	3,033

	2019
	Average		Minimum		Maximum		Ending
	(In millions of Korean won)
Foreign exchange rate risk	￦	7,452	￦	4,072	￦	10,480	￦	9,988

Total VaR	￦	7,452	￦	4,072	￦	10,480	￦	9,988

KB Asset Management Co., Ltd.

	2018
	Average		Minimum		Maximum		Ending
	(In millions of Korean won)
Interest rate risk	￦	777	￦	21	￦	1,886	￦	1,043
Stock price risk		1,658		—		1,952		1,839
Foreign exchange rate risk		782		627		1,125		837

Total VaR	￦	3,217	￦	648	￦	4,963	￦	3,719

	2019
	Average		Minimum		Maximum		Ending
	(In millions of Korean won)
Interest rate risk	￦	417	￦	202	￦	1,238	￦	509
Stock price risk		3,456		1,965		6,248		6,248
Foreign exchange rate risk		825		362		1,427		362

Total VaR	￦	4,698	￦	2,529	￦	8,913	￦	7,119

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

Observation method on market risk arising from non-trading position

As a qualitative methodology, interest rate risk arises from a change in equity and earnings caused by fluctuation in value of interest rate sensitive assets and liabilities, and these risks are measured with change in Economic Value of Equity (ΔEVE) or interest rate VaR and change in Net Interest Income (ΔNII). In addition, as a quantitative methodology, average and longest maturity of interest rate revision for non-maturity deposits are monitored by the Group.

Interest Rate risk levels

i. Subsidiary Kookmin Bank

Kookmin Bank calculates ΔEVE by applying six types of rate shock and crisis scenarios, and ΔNII by applying parallel rise and decline impact scenarios. The results as at December 31, 2019 are as follows:

	2019
	Changes in the Economic Value of Equity	Changes in Net Interest Income
	(In millions of Korean won)
Scenario 1 (Parallel rise)	483,207	152,013
Scenario 2 (Parallel decline)	31,718	9,717
Scenario 3 (Short-term decline, long-term rise)	257,756	—
Scenario 4 (Short-term rise, long-term decline)	411,237	—
Scenario 5 (Short-term rise)	378,380	—
Scenario 6 (Short-term decline)	492,047	—
Maximum of Scenarios 1-6	492,047	152,013
Basic capital	27,609,684	—

(*) As of the end of December 2019, interest rate risk was calculated by different method from the previous disclosure due to the revision of the Detailed Supervisory Regulations on Banking Business.

The results of previous method as at December 31, 2018 are as follows:

2018
(In millions of Korean won)
Interest Rate VaR	168,282

ii. Non-bank Subsidiaries

Interest rate VaR is the maximum possible loss due to interest rate risk under a normal distribution at a 99.9% confidence level. The measurement results of risk as of December 31, 2018 and 2019, are as follows:

	2018		2019
	(In millions of Korean won)
KB Securities Co., Ltd.	￦	23,004	￦	20,605
KB Insurance Co., Ltd.		270,507		345,292
KB Kookmin Card Co., Ltd.		27,894		49,878
KB Life Insurance Co., Ltd.		47,089		56,214
KB Savings Bank Co., Ltd.		8,760		6,510
KB Capital Co., Ltd.		19,852		33,038

4.4.5 Financial Instruments in Foreign Currencies

Details of financial instruments presented in foreign currencies translated into Korean won as of December 31, 2018 and 2019, are as follows:

	2018
	USD		JPY		EUR		GBP		CNY		Others		Total
	(In millions of Korean won)
Financial Assets
Cash and due from financial institutions	￦	1,950,546	￦	417,682	￦	594,103	￦	120,795	￦	1,145,607	￦	679,759	￦	4,908,492
Financial assets at fair value through profit or loss		6,025,782		87,764		432,047		18,481		8,585		73,759		6,646,418
Derivatives held for trading		163,064		2,947		31,370		308		4,643		18,349		220,681
Derivatives held for hedging		32,996		—		—		—		—		—		32,996
Loans at amortized cost		12,372,434		354,111		807,019		45,335		990,705		515,051		15,084,655
Financial assets measured at fair value through other comprehensive income		3,925,922		36,538		32,842		—		125,571		4,261		4,125,134
Financial assets at amortized cost		2,257,057		—		287,732		—		38,802		27,554		2,611,145
Other financial assets		1,528,235		300,116		24,511		28,080		275,578		234,086		2,390,606

Total	￦	28,256,036	￦	1,199,158	￦	2,209,624	￦	212,999	￦	2,589,491	￦	1,552,819	￦	36,020,127

Financial liabilities
Financial liabilities at fair value through profit or loss	￦	2,319,369	￦	—	￦	—	￦	—	￦	—	￦	—	￦	2,319,369
Derivatives held for trading		313,303		39,311		143,836		90		4,062		168,339		668,941
Derivatives held for hedging		88,367		—		—		—		—		—		88,367
Deposits		9,294,189		629,083		592,495		48,418		1,267,102		468,615		12,299,902
Debts		9,427,662		90,778		286,123		220,150		11,393		65,412		10,101,518
Debentures		4,405,842		—		31,979		—		—		266,935		4,704,756
Other financial liabilities		959,797		105,798		136,053		3,659		284,498		159,649		1,649,454

Total		26,808,529		864,970		1,190,486		272,317		1,567,055		1,128,950		31,832,307

Off-balance sheet items	￦	15,211,436	￦	32,619	￦	1,262	￦	—	￦	270,018	￦	228,238	￦	15,743,573

	2019
	USD		JPY		EUR		GBP		CNY		Others		Total
	(In millions of Korean won)
Financial Assets
Cash and due from financial institutions	￦	2,581,674	￦	354,484	￦	377,651	￦	128,600	￦	1,207,769	￦	840,250	￦	5,490,428
Financial assets at fair value through profit or loss		6,275,426		43,124		610,820		23,034		6,131		149,188		7,107,723
Derivatives held for trading		244,010		22,729		25,226		698		6,786		48,396		347,845
Derivatives held for hedging		83,610		—		—		—		—		—		83,610
Loans at amortized cost		14,478,537		484,087		795,285		178,628		1,205,297		991,445		18,133,279
Financial assets measured at fair value through other comprehensive income		4,643,921		21,267		71,078		—		282,390		39,186		5,057,842
Financial assets at amortized cost		2,380,000		—		304,484		—		97,845		101,958		2,884,287
Other financial assets		1,619,738		230,542		313,363		18,237		186,607		195,691		2,564,178

Total	￦	32,306,916	￦	1,156,233	￦	2,497,907	￦	349,197	￦	2,992,825	￦	2,366,114	￦	41,669,192

Financial liabilities
Financial liabilities at fair value through profit or loss	￦	2,754,602	￦	—	￦	—	￦	—	￦	—	￦	—	￦	2,754,602
Derivatives held for trading		351,394		39,050		36,018		—		7,806		67,809		502,077
Derivatives held for hedging		35,538		—		—		—		—		—		35,538
Deposits		12,266,565		766,720		791,638		45,892		1,477,097		560,939		15,908,851
Debts		9,399,828		125,096		419,155		408,918		15,092		247,943		10,616,032
Debentures		5,007,285		—		—		—		—		338,225		5,345,510
Other financial liabilities		2,556,502		60,029		101,289		22,531		190,841		254,876		3,186,068

Total	￦	32,371,714	￦	990,895	￦	1,348,100	￦	477,341	￦	1,690,836	￦	1,469,792	￦	38,348,678

Off-balance sheet items	￦	18,702,327	￦	32,694	￦	176,756	￦	—	￦	252,369	￦	257,881	￦	19,422,027

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

4.6. Capital Adequacy

The Group complies with the capital adequacy standard established by the Financial Services Commission. The capital adequacy standard is based on Basel III published by Basel Committee on Banking Supervision in Bank of International Settlements in June 2011 and was implemented in Korea in December 2013. The Group is required to maintain a minimum Common Equity Tier 1 ratio of at least 8.0%(2018: 7.125%), a minimum Tier 1 ratio of :9.5%(2018: 8.625%) and a minimum Total Regulatory Capital of 11.5%(2018:10.625%) as of December 31, 2019.

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

Details of the Group’s capital adequacy calculation in line with Basel III requirements as of December 31, 2018 and 2019, are as follows:

	2018		2019
	(In millions of Korean won)
Equity Capital:	￦	34,476,172	￦	36,995,181
Tier 1 Capital		32,993,826		35,426,114
Common Equity Tier 1 Capital		32,993,826		34,709,873
Additional Tier 1 Capital		—		716,241
Tier 2 Capital		1,482,346		1,569,067
Risk-weighted assets:		236,099,017		255,549,020
Equity Capital (%):		14.60		14.48
Tier 1 Capital (%)		13.97		13.86
Common Equity Tier 1 Capital (%)		13.97		13.58

5. Segment Information

5.1 Overall Segment Information and Business Segments

The Group classifies reporting segments based on the nature of the products and services provided, the type of customer, and the Group’s management organization.

Banking Business	Corporate Banking	Loans, deposit products and other related financial services to large, small and medium-sized enterprises and SOHO(small office home office)s.
	Retail Banking	Loans, deposit products and other related financial services to individuals and households.
	Other Banking Services	Trading activities in securities and derivatives, funding and other supporting activities.
Securities Business		Investment banking, brokerage services and other supporting activities.
Non-life Insurance Business		The activities within this segment include property insurance and other supporting activities.
Credit Card Business		The activities within this segment include credit sale, cash service, card loan and other supporting activities.
Life Insurance Business		Life insurance and other supporting activities.

Financial information by business segment for the year ended December 31, 2018, is as follows:

	Banking business
	Corporate Banking		Retail Banking		Other Banking Services		Sub-total		Securities		Non-life Insurance		Credit Card		Life Insurance		Others		Intra-group adjustment		Total
	(In millions of Korean won)
Operating revenues from external customers	￦	2,318,812	￦	2,989,240	￦	1,271,117	￦	6,579,169	￦	997,898	￦	1,183,394	￦	1,524,695	￦	113,238	￦	461,293	￦	—	￦	10,859,687
Intra-segment operating revenues (expenses)		94,910		—		179,300		274,210		(17,541)		(20,529)		(219,680)		(26,809)		167,789		(157,440)		—

	￦	2,413,722	￦	2,989,240	￦	1,450,417	￦	6,853,379	￦	980,357	￦	1,162,865	￦	1,305,015	￦	86,429	￦	629,082	￦	(157,440)	￦	10,859,687

Net interest income		2,753,928		2,960,598		386,196		6,100,722		542,206		616,173		1,168,284		185,094		291,415		1,034		8,904,928
Interest income		4,267,675		4,547,615		1,204,598		10,019,888		819,462		616,483		1,474,376		185,109		644,975		(25,724)		13,734,569
Interest expense		(1,513,747)		(1,587,017)		(818,402)		(3,919,166)		(277,256)		(310)		(306,092)		(15)		(353,560)		26,758		(4,829,641)
Net fee and commission income (expense)		287,978		490,447		344,323		1,122,748		625,729		(147,041)		264,651		(13,163)		385,930		4,522		2,243,376
Fee and commission income		381,481		583,213		458,097		1,422,791		734,287		3,238		1,426,436		214		443,455		(312,701)		3,717,720
Fee and commission expense		(93,503)		(92,766)		(113,774)		(300,043)		(108,558)		(150,279)		(1,161,785)		(13,377)		(57,525)		317,223		(1,474,344)
Net insurance income (expense)		—		—		—		—		—		611,277		18,386		(139,400)		1		(148)		490,116
Insurance income		—		—		—		—		—		10,847,323		32,271		1,132,155		—		(36,679)		11,975,070
Insurance expense		—		—		—		—		—		(10,236,046)		(13,885)		(1,271,555)		1		36,531		(11,484,954)
Net gains (losses) on financial instruments at fair value through profit or loss		13,933		—		312,462		326,395		(222,014)		180,808		3,866		62,779		89,059		(89,590)		351,303
Net other operating income (expense)		(642,117)		(461,805)		407,436		(696,486)		34,436		(98,352)		(150,172)		(8,881)		(137,323)		(73,258)		(1,130,036)
General and administrative expenses		(1,091,556)		(1,970,409)		(705,030)		(3,766,995)		(735,227)		(789,443)		(404,927)		(63,406)		(308,559)		150,045		(5,918,512)
Operating profit before provision for credit losses		1,322,166		1,018,831		745,387		3,086,384		245,130		373,422		900,088		23,023		320,523		(7,395)		4,941,175
Reversal (provision) for credit losses		77,224		(179,229)		8,089		(93,916)		(9,993)		(14,392)		(431,032)		(464)		(124,215)		318		(673,694)
Net operating income		1,399,390		839,602		753,476		2,992,468		235,137		359,030		469,056		22,559		196,308		(7,077)		4,267,481
Share of profit (loss) of associates and joint ventures		—		—		49,698		49,698		175		(16)		202		—		3,104		(28,903)		24,260
Net other non-operating income (expense)		(65)		—		44,237		44,172		13,770		8,085		(33,062)		(1,402)		16,465		(38,237)		9,791
Segment profits before income tax		1,399,325		839,602		847,411		3,086,338		249,082		367,099		436,196		21,157		215,877		(74,217)		4,301,532
Income tax expense		(386,764)		(230,891)		(209,485)		(827,140)		(70,222)		(104,667)		(149,623)		(6,332)		(88,372)		6,770		(1,239,586)
Profit for the reporting period		1,012,561		608,711		637,926		2,259,198		178,860		262,432		286,573		14,825		127,505		(67,447)		3,061,946
Profit attributable to shareholders of the Parent Company		1,012,561		608,711		637,926		2,259,198		178,850		262,267		286,599		14,825		126,021		(66,569)		3,061,191
Profit (loss) attributable to non-controlling interests		—		—		—		—		10		165		(26)		—		1,484		(878)		755
Total assets[1]		131,303,734		140,814,393		84,841,131		356,959,258		45,086,292		34,785,551		20,528,951		9,680,379		40,399,287		(27,851,420)		479,588,298
Total liabilities[1]		123,880,329		152,173,062		54,238,001		330,291,392		40,613,424		31,289,705		16,570,282		9,128,148		17,441,868		(1,459,548)		443,875,271

[1]	Assets and liabilities of the reporting segments are amounts before intra-segment transaction adjustment.

Financial information by business segment for the year ended December 31, 2019, is as follows:

	Banking business
	Corporate Banking		Retail Banking		Other Banking Services		Sub-total		Securities		Non-life Insurance		Credit Card		Life Insurance		Others		Intra-group adjustment		Total
	(In millions of Korean won)
Operating revenues from external customers	￦	2,375,800	￦	2,979,503	￦	1,591,323	￦	6,946,626	￦	1,113,200	￦	1,185,600	￦	1,470,910	￦	107,404	￦	608,111	￦	—	￦	11,431,851
Intra-segment operating revenues (expenses)		204,476		—		167,966		372,442		(18,795)		(54,160)		(209,874)		(22,742)		124,857		(191,728)		—

	￦	2,580,276	￦	2,979,503	￦	1,759,289	￦	7,319,068	￦	1,094,405	￦	1,131,440	￦	1,261,036	￦	84,662	￦	732,968	￦	(191,728)	￦	11,431,851

Net interest income		2,844,880		3,148,061		370,846		6,363,787		529,888		616,378		1,230,288		159,248		296,512		686		9,196,787
Interest income		4,642,555		4,872,937		1,264,456		10,779,948		852,153		617,617		1,581,178		159,463		687,823		(38,995)		14,639,187
Interest expense		(1,797,675)		(1,724,876)		(893,610)		(4,416,161)		(322,265)		(1,239)		(350,890)		(215)		(391,311)		39,681		(5,442,400)
Net fee and commission income (expense)		349,393		471,869		312,034		1,133,296		580,435		(152,597)		261,829		(16,792)		541,343		7,490		2,355,004
Fee and commission income		459,879		577,845		445,638		1,483,362		683,600		11,095		1,406,273		239		617,622		(322,944)		3,879,247
Fee and commission expense		(110,486)		(105,976)		(133,604)		(350,066)		(103,165)		(163,692)		(1,144,444)		(17,031)		(76,279)		330,434		(1,524,243)
Net insurance income (expense)		—		—		—		—		—		415,112		15,748		(122,295)		—		(9,053)		299,512
Insurance income		—		—		—		—		—		11,375,543		28,874		942,662		—		(29,897)		12,317,182
Insurance expense		—		—		—		—		—		(10,960,431)		(13,126)		(1,064,957)		—		20,844		(12,017,670)
Net gains (losses) on financial instruments at fair value through profit or loss		(2,526)		—		425,150		422,624		(103,815)		265,187		371		66,773		137,680		(144,948)		643,872
Net other operating income (expense)		(611,471)		(640,427)		651,259		(600,639)		87,897		(12,640)		(247,200)		(2,272)		(242,567)		(45,903)		(1,063,324)
General and administrative expenses		(1,241,721)		(1,982,375)		(663,323)		(3,887,419)		(757,276)		(843,800)		(441,921)		(66,514)		(373,919)		99,832		(6,271,017)
Operating profit before provision for credit losses		1,338,555		997,128		1,095,966		3,431,649		337,129		287,640		819,115		18,148		359,049		(91,896)		5,160,834
Reversal (provision) for credit losses		125,919		(235,995)		6,546		(103,530)		(14,366)		12,959		(439,765)		3,084		(128,331)		(236)		(670,185)
Net operating income		1,464,474		761,133		1,102,512		3,328,119		322,763		300,599		379,350		21,232		230,718		(92,132)		4,490,649
Share of profit (loss) of associates and joint ventures		—		—		29,240		29,240		(103)		(21)		1,106		—		7,201		(20,972)		16,451
Net other non-operating income (expense)		(262)		—		(38,625)		(38,887)		30,518		26,490		3,362		(30)		34,644		(29,211)		26,886
Segment profits before income tax		1,464,212		761,133		1,093,127		3,318,472		353,178		327,068		383,818		21,202		272,563		(142,315)		4,533,986
Income tax expense		(404,426)		(209,311)		(265,656)		(879,393)		(95,271)		(92,381)		(67,262)		(5,238)		(90,366)		9,124		(1,220,787)
Profit for the reporting period		1,059,786		551,822		827,471		2,439,079		257,907		234,687		316,556		15,964		182,197		(133,191)		3,313,199
Profit attributable to shareholders of the Parent Company		1,059,786		551,822		827,471		2,439,079		257,893		234,326		316,545		15,964		179,783		(131,762)		3,311,828
Profit (loss) attributable to non-controlling interests		—		—		—		—		14		361		11		—		2,414		(1,429)		1,371
Total assets[1]		139,496,393		147,468,173		100,460,472		387,425,038		47,816,512		36,552,368		22,990,115		9,801,904		42,140,936		(28,188,756)		518,538,117
Total liabilities[1]		142,063,122		161,834,984		54,522,699		358,420,805		43,131,858		32,689,460		18,925,195		9,186,567		18,675,585		(1,610,678)		479,418,792

[1]	Assets and liabilities of the reporting segments are amounts before intra-segment transaction adjustment.

5.2 Services and Geographical Segments

5.2.1 Services information

Operating revenues from external customers for each service for the year ended December 31, 2017, 2018 and 2019, are as follows:

	2017		2018		2019
	(In millions of Korean won)
Banking service	￦	6,245,316	￦	6,579,169	￦	6,946,626
Securities service		1,074,365		997,898		1,113,200
Non-life insurance service		1,121,108		1,183,394		1,185,600
Credit card service		1,276,803		1,524,695		1,470,910
Life insurance service		129,513		113,238		107,404
Other service		345,077		461,293		608,111

Total	￦	10,192,182	￦	10,859,687	￦	11,431,851

5.2.2 Geographical information

Geographical operating revenues from external customers for the year ended December 31, 2017, 2018 and 2019, and major non-current assets as of December 31, 2017, 2018 and 2019, are as follows:

	2017				2018				2019
	Revenues from external customers		Major non-current assets		Revenues from external customers		Major non-current assets		Revenues From external customers		Major non-current assets
	(In millions of Korean won)
Domestic	￦	10,078,253	￦	7,472,597	￦	10,666,586	￦	8,114,196	￦	11,142,264	￦	9,515,220
United States		17,596		363,330		46,391		370,252		72,945		386,724
New Zealand		5,855		57		6,213		72		6,946		3,516
China		44,531		4,585		94,996		5,454		109,574		15,119
Cambodia		7,475		1,753		11,062		3,733		19,534		7,162
United Kingdom		11,547		319		8,119		537		10,037		85,634
Others		26,925		78,142		26,320		584,466		70,551		551,039
Intra-group adjustment		—		72,455		—		69,011		—		68,764

Total	￦	10,192,182	￦	7,993,238	￦	10,859,687	￦	9,147,721	￦	11,431,851	￦	10,633,178

6. Financial Assets and Financial Liabilities

6.1 Classification and Fair Value of Financial Instruments

6.1.1 Carrying amount and fair value of financial assets and liabilities as of December 31, 2018 and 2019, are as follows:

	2018
	Carrying amount		Fair value
	(In millions of Korean won)
Financial assets
Cash and due from financial institutions	￦	20,274,490	￦	20,271,261
Financial assets at fair value through profit or loss		50,987,847		50,987,847
Due from financial institutions		381,719		381,719
Debt securities		48,285,482		48,285,482
Equity securities		1,287,662		1,287,662
Loans		954,176		954,176
Others		78,808		78,808
Derivatives held for trading		1,915,532		1,915,532
Derivatives held for hedging		110,430		110,430
Loans at amortized cost		319,201,603		320,003,844
Securities measured at amortized cost		23,661,522		24,159,137
Financial assets measured at fair value through other comprehensive income		38,003,572		38,003,572
Debt securities		35,243,634		35,243,634
Equity securities		2,370,116		2,370,116
Loans		389,822		389,822
Others		8,133,556		8,133,556

Total	￦	462,288,552	￦	463,585,179

Financial liabilities
Financial liabilities at fair value through profit or loss	￦	2,823,820	￦	2,823,820
Financial liabilities designated at fair value through profit or loss		12,503,039		12,503,039
Derivatives held for trading		2,724,994		2,724,994
Derivatives held for hedging		176,253		176,253
Deposits		276,770,449		277,423,194
Debts		33,004,834		33,028,205
Debentures		53,278,697		53,771,564
Other financial liabilities		19,828,307		19,833,885

Total	￦	401,110,393	￦	402,284,954

	2019
	Carrying amount		Fair value
	(In millions of Korean won)
Financial assets
Cash and due from financial institutions	￦	20,837,878	￦	20,835,235
Financial assets at fair value through profit or loss		53,549,086		53,549,086
Due from financial institutions		216,367		216,367
Debt securities		50,721,526		50,721,526
Equity securities		2,103,843		2,103,843
Loans		427,545		427,545
Others		79,805		79,805
Derivatives held for trading		3,008,598		3,008,598
Derivatives held for hedging		182,075		182,075
Loans at amortized cost		339,684,059		340,836,884
Securities measured at amortized cost		25,346,555		26,570,494
Financial assets measured at fair value through other comprehensive income		46,436,051		46,436,051
Debt securities		43,556,848		43,556,848
Equity securities		2,504,105		2,504,105
Loans		375,098		375,098
Others		9,147,059		9,147,059

Total	￦	498,191,361	￦	500,565,482

Financial liabilities
Financial liabilities at fair value through profit or loss	￦	2,663,327	￦	2,663,327
Financial liabilities designated at fair value through profit or loss		12,704,826		12,704,826
Derivatives held for trading		2,842,950		2,842,950
Derivatives held for hedging		164,391		164,391
Deposits		305,592,771		306,048,291
Debts		37,818,860		37,808,944
Debentures		50,935,583		51,558,748
Other financial liabilities		22,629,587		22,629,587

Total	￦	435,352,295	￦	436,421,064

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

Level 3: The fair values are based on unobservable inputs for the asset or liability

When the inputs used to measure the fair value of an asset or a liability might be categorized within different levels of the fair value hierarchy, the fair value measurement is categorized in its entirety in the same level of the fair value hierarchy as the lowest level input that is significant to the entire measurement. Assessing the significance of a particular input to the entire measurement requires judgment, taking into account factors specific to the asset or liability. If a fair value measurement uses observable inputs that require significant adjustment based on unobservable inputs, that measurement is a Level 3 measurement.

Fair value hierarchy of financial assets and liabilities measured at fair value in the statements of financial position

The fair value hierarchy of financial assets and liabilities measured at fair value in the statements of financial position as of December 31, 2018 and 2019, is as follows:

	2018
	Fair value hierarchy
	Level 1		Level 2		Level 3		Total
	(In millions of Korean won)
Financial assets
Financial assets at fair value through profit or loss
Due from financial institutions	￦	—	￦	332,976	￦	48,743	￦	381,719
Debt securities		11,312,317		29,879,850		7,093,315		48,285,482
Equity securities		737,808		178,309		371,545		1,287,662
Loans		—		740,973		213,203		954,176
Others		78,808		—		—		78,808

Sub-total		12,128,933		31,132,108		7,726,806		50,987,847

Derivatives held for trading		67,436		1,737,033		111,063		1,915,532
Derivatives held for hedging		—		110,430		—		110,430

Financial assets measured at fair value through other comprehensive income
Debt securities		9,542,948		25,700,686		—		35,243,634
Equity securities		971,367		66,031		1,332,718		2,370,116
Loans		—		389,822		—		389,822

Sub-total		10,514,315		26,156,539		1,332,718		38,003,572

Total	￦	22,710,684	￦	59,136,110	￦	9,170,587	￦	91,017,381

Financial liabilities
Financial liabilities at fair value through profit or loss	￦	2,823,820	￦	—	￦	—	￦	2,823,820
Financial liabilities designated at fair value through profit or loss		126		1,629,530		10,873,383		12,503,039
Derivatives held for trading		479,264		1,834,536		411,194		2,724,994
Derivatives held for hedging		—		176,253		—		176,253

Total	￦	3,303,210	￦	3,640,319	￦	11,284,577	￦	18,228,106

	2019
	Fair value hierarchy
	Level 1		Level 2		Level 3(*)		Total
	(In millions of Korean won)
Financial assets
Financial assets at fair value through profit or loss
Due from financial institutions	￦	—	￦	165,242	￦	51,125	￦	216,367
Debt securities		9,853,733		30,735,027		10,132,766		50,721,526
Equity securities		1,244,178		336,389		523,276		2,103,843
Loans		—		239,412		188,133		427,545
Others		79,805		—		—		79,805

Sub-total		11,177,716		31,476,070		10,895,300		53,549,086

Derivatives held for trading		72,983		2,398,831		536,784		3,008,598
Derivatives held for hedging		—		182,075		—		182,075

Financial assets measured at fair value through other comprehensive income
Debt securities		14,236,566		29,320,282		—		43,556,848
Equity securities		952,427		69,280		1,482,398		2,504,105
Loans		—		375,098		—		375,098

Sub-total		15,188,993		29,764,660		1,482,398		46,436,051

Total	￦	26,439,692	￦	63,821,636	￦	12,914,482	￦	103,175,810

Financial liabilities
Financial liabilities at fair value through profit or loss	￦	2,663,327	￦	—	￦	—	￦	2,663,327
Financial liabilities designated at fair value through profit or loss		492		1,482,302		11,222,032		12,704,826
Derivatives held for trading		157,634		2,458,498		226,818		2,842,950
Derivatives held for hedging		—		164,391		—		164,391

Total	￦	2,821,453	￦	4,105,191	￦	11,448,850	￦	18,375,494

(*)

Includes the KB Securities Co., Ltd.’s over-the-counter (OTC) derivatives consist of ￦ 2,459,478 million of financial assets at fair value through profit or loss-debt instruments, ￦ 11,222,032 million of financial liabilities at fair value through profit or loss, ￦ 536,714 of derivative financial assets and ￦ 226,333 of derivative financial liabilities.

Valuation techniques and the inputs used in the fair value measurement classified as Level 2

Financial assets and liabilities measured at fair value classified as Level 2 in the statements of financial position as of December 31, 2018 and 2019, are as follows:

	2018
	Fair value		Valuation techniques	Inputs
	(In millions of Korean won)
Financial assets
Financial assets at fair value through profit or loss
Due from financial institutions	￦	332,976	One factor Hull-White Model, DCF Model	Discount rate, Volatility and others
Debt securities		29,879,850	DCF Model, Closed Form, Monte Carlo Simulation, Black-Scholes Model, Hull and White Model, Net Asset Value and others	Projected cash flow, Fair value of underlying asset, Dividend yield, Interest rate, Underlying asset price, Discount rate, Volatility and others
Equity securities		178,309	DCF Model	Interest rate, Discount rate and others

Loans		740,973	DCF Model	Interest rate, Discount rate and others

Sub-total		31,132,108

Derivatives held for trading		1,737,033	DCF Model, FDM, Closed Form, Option Model, Monte Carlo Simulation, Black-Scholes Model, Hull and White Model and others	Underlying asset Index, Discount rate, Volatility, Foreign exchange rate, Stock price, Dividend rate and others
Derivatives held for hedging		110,430	DCF Model, Closed Form, FDM	Discount rate, Volatility, Foreign exchange rate and Others
Financial assets measured at fair value through other comprehensive income
Debt securities		25,700,686	DCF Model, Option model, Market value approach	Discount rate, Underlying asset Index, Volatility, Interest rate and others
Equity securities		66,031	DCF Model, Black-Scholes Model	Discount rate, Volatility, Price of Underlying asset and others
Loans		389,822	DCF Model	Discount rate

Sub-total		26,156,539

Total	￦	59,136,110

Financial liabilities
Financial liabilities designated at fair value through profit or loss	￦	1,629,530	DCF Model, Closed Form, Monte Carlo Simulation, Black-Scholes Model, Hull and White Model and others	Price of Underlying asset, Discount rate, Dividend rate, Volatility
Derivatives held for trading		1,834,536	DCF Model, Closed Form, FDM and others	Discount rate, Price of Underlying asset , Volatility, Foreign exchange rate, Credit Spread, Stock price and others
Derivatives held for hedging		176,253	DCF Model, Closed Form, FDM and others	Discount rate, Volatility, Foreign exchange rate and others

Total	￦	3,640,319

	2019
	Fair value		Valuation techniques	Inputs
	(In millions of Korean won)
Financial assets
Financial assets at fair value through profit or loss
Due from financial institutions	￦	165,242	DCF Model, One factor Hull-White Model,	Discount rate, Volatility and others
Debt securities		30,735,027	DCF Model, Closed Form, Monte Carlo Simulation, Black-Scholes Model, Hull and White Model, Net Asset Value and others	Projected cash flow, Fair value of underlying asset, Dividend yield, Interest rate, Underlying asset price, Correlation coefficient, Discount rate, Volatility and others
Equity securities		336,389	DCF Model	Interest rate, Discount rate and others
Loans		239,412	DCF Model	Interest rate, Discount rate and others

Sub-total	￦	31,476,070

Derivatives held for trading		2,398,831	DCF Model, FDM, Closed Form, Option Model, Monte Carlo Simulation, Black-Scholes Model, Hull and White Model and others	Underlying asset Index, Discount rate, Volatility, Correlation coefficient, Interest rate, PD, Credit Spread. Foreign exchange rate, Stock price, Dividend rate and others
Derivatives held for hedging		182,075	DCF Model, Closed Form, FDM	Discount rate, Volatility, Foreign exchange rate and Others
Financial assets measured at fair value through other comprehensive income
Debt securities		29,320,282	DCF Model, Option model, Market value approach	Discount rate, Underlying asset Index, Volatility, and others
Equity securities		69,280	DCF Model, Black-Scholes Model	Discount rate, Underlying asset Index, Volatility, and others
Loans		375,098	DCF Model, Option Model	Discount rate, Underlying asset Index, Volatility, and others

Sub-total		29,764,660

Total	￦	63,821,636

Financial liabilities
Financial liabilities designated at fair value through profit or loss	￦	1,482,302	DCF Model, Closed Form, Monte Carlo Simulation, Black-Scholes Model, Hull and White Model and others	Price of Underlying asset, interest rate, Discount rate, Dividend rate, Volatility and others
Derivatives held for trading		2,458,498	DCF Model, Closed Form, FDM, Monte Carlo Simulation, Black-Sholes Model, Hull and White Model, Option Model and others	Discount rate, Underlying asset Index, Volatility, Correlation coefficient, Interest rate, Stock price, Foreign exchange rate, Dividend rate, PD, Credit Spread, and others
Derivatives held for hedging		164,391	DCF Model, Closed Form, FDM and others	Discount rate, Volatility, Foreign exchange rate and others

Total	￦	4,105,191

Fair value hierarchy of financial assets and liabilities whose fair values are disclosed

The fair value hierarchy of financial assets and liabilities whose fair values are disclosed as of December 31, 2018 and 2019, are as follows:

	2018
	Fair value hierarchy
	Level 1		Level 2		Level 3		Total
	(In millions of Korean won)
Financial assets
Cash and due from financial institutions[1]	￦	3,338,863	￦	14,632,352	￦	2,300,046	￦	20,271,261
Loans at amortized cost		—		493,773		319,510,071		320,003,844
Securities measured at amortized cost		8,629,708		15,529,429		—		24,159,137
Other financial assets[2]		—		—		8,133,556		8,133,556

Total	￦	11,968,571	￦	30,655,554	￦	329,943,673	￦	372,567,798

Financial liabilities
Deposits[1]	￦	—	￦	127,265,703	￦	150,157,491	￦	277,423,194
Debts[3]		—		1,114,900		31,913,305		33,028,205
Debentures		—		48,680,196		5,091,368		53,771,564
Other financial liabilities[4]		—		—		19,833,885		19,833,885

Total	￦	—	￦	177,060,799	￦	206,996,049	￦	384,056,848

[1]	The amounts included in Level 2 are the carrying amounts which are reasonable approximations of the fair values.
[2]	Other financial assets of ￦ 8,133,556 million included in Level 3 are the carrying amounts which are reasonable approximation of fair values as of December 31, 2018.
[3]	Debts of ￦ 38,403 million included in Level 2 is the carrying amounts which are reasonable approximation of fair values as of December 31, 2018.
[4]	Other financial liabilities of ￦ 19,250,252 million included in Level 3 is the carrying amounts which are reasonable approximations of fair values as of December 31, 2018.

	2019
	Fair value hierarchy
	Level 1		Level 2		Level 3		Total
	(In millions of Korean won)
Financial assets
Cash and due from financial institutions[1]	￦	3,015,104	￦	13,812,640	￦	4,007,491	￦	20,835,235
Loans at amortized cost		—		372,988		340,463,896		340,836,884
Securities measured at amortized cost		9,587,770		16,979,656		3,068		26,570,494
Other financial assets[2]		—		—		9,147,059		9,147,059

Total	￦	12,602,874	￦	31,165,284	￦	353,621,514	￦	397,389,672

Financial liabilities
Deposits[1]	￦	—	￦	142,021,800	￦	164,026,491	￦	306,048,291
Debts[3]		—		1,469,263		36,339,681		37,808,944
Debentures		—		46,969,992		4,588,756		51,558,748
Other financial liabilities[4]		—		—		22,629,587		22,629,587

Total	￦	—	￦	190,461,055	￦	227,584,515	￦	418,045,570

[1]	The amounts included in Level 2 are the carrying amounts which are reasonable approximations of the fair values.
[2]	Other financial assets included in Level 3 are the carrying amounts which are reasonable approximation of fair values as of December 31, 2019.
[3]	Debts of ￦ 4,685 million included in Level 2 is the carrying amounts which are reasonable approximation of fair values as of December 31, 2019.

Valuation techniques and the inputs used in the fair value measurement

Financial assets and liabilities whose carrying amount is a reasonable approximation of fair value are not subject to disclose valuation techniques and inputs.

Valuation techniques and inputs of financial assets and liabilities whose fair values are disclosed and classified as Level 2 as of December 31, 2018 and 2019, are as follows:

	2018
	Fair value		Valuation technique	Inputs
	(In millions of Korean won)
Financial assets
Loans at amortized cost	￦	493,773	DCF Model	Discount rate
Securities measured at amortized cost		15,529,429	DCF Model	Discount rate
Financial liabilities
Debts		1,076,497	DCF Model	Discount rate
Debentures		48,680,196	DCF Model	Discount rate

	2019
	Fair value		Valuation technique	Inputs
	(In millions of Korean won)
Financial assets
Loans at amortized cost	￦	372,988	DCF Model	Discount rate
Securities measured at amortized cost		16,979,656	DCF Model, Monte Carlo Simulation	Discount rate, Interest rate
Financial liabilities
Debts		1,464,578	DCF Model	Discount rate
Debentures		46,969,992	DCF Model	Discount rate

Valuation techniques and inputs of financial assets and liabilities whose fair values are disclosed and classified as Level 3 as of December 31, 2018 and 2019, are as follows:

	2018
	Fair value		Valuation technique	Inputs
	(In millions of Korean won)
Financial assets
Cash and due from financial institutions	￦	2,300,046	DCF Model	Credit spread, Other spread, Interest rates
Loans at amortized cost		319,510,071	DCF Model	Credit spread, Other spread, Early termination ratio, Interest rates

Total	￦	321,810,117

Financial liabilities
Deposits	￦	150,157,491	DCF Model	Other spread, Interest rates, Early termination ratio
Debts		31,913,305	DCF Model	Other spread, Interest rates
Debentures		5,091,368	DCF Model	Other spread, Interest rates
Other financial liabilities		583,633	DCF Model	Other spread, Interest rates

Total	￦	187,745,797

	2019
	Fair value		Valuation technique	Inputs
	(In millions of Korean won)
Financial assets
Cash and due from financial institutions	￦	4,007,491	DCF Model	Credit spread, Other spread, Interest rates
Loans at amortized cost		340,463,896	DCF Model	Credit spread, Other spread, Early termination ratio, Interest rates
Securities at amortized cost		3,068	DCF Model	Interest rates

Total	￦	344,474,455

Financial liabilities
Deposits	￦	164,026,491	DCF Model	Other spread, Interest rates, Early termination ratio
Debts		36,339,681	DCF Model	Other spread, Interest rates
Debentures		4,588,756	DCF Model	Other spread, Interest rates

Total	￦	204,954,928

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

6.2.2 Changes in fair value (Level 3) measured using valuation technique based on unobservable in market

Details of changes in Level 3 of the fair value hierarchy for the years ended December 31, 2018 and 2019, are as follows:

	2018
	Financial assets at fair value through profit or loss						Financial investments		Financial liabilities at fair value through profit or loss		Net derivative financial instruments
	Cash and due from financial institutions at fair value through profit or loss		Securities measured at fair value through profit or loss		Loans at fair value through profit or loss		Financial assets measured at fair value through other comprehensive income		Financial liabilities designated at fair value through profit or loss		Derivatives held for trading		Derivatives held for fair value hedging
	(In millions of Korean won)
Beginning[2]	￦	48,243	￦	6,106,716	￦	133,309	￦	1,187,217	￦	(8,687,892)	￦	96,354	￦	705
Total gains or losses
—Profit or loss		537		178,569		4,367		—		27,583		(247,194)		(116)
—Other comprehensive income		(37)		60,624		—		142,415		(8,597)		—		—
Purchases		—		3,011,701		184,655		83,566		—		7,706		—
Sales		—		(1,855,118)		(109,128)		(80,480)		—		(90,270)		—
Issues		—		—		—		—		(11,090,504)		(76,519)		—
Settlements		—		—		—		—		8,886,027		12,803		(589)
Transfers into Level 3[1]		—		2,103		—		—		—		(3,011)		—
Transfers out of Level 3[1]		—		(39,735)		—		—		—		—		—

Ending	￦	48,743	￦	7,464,860	￦	213,203	￦	1,332,718	￦	(10,873,383)	￦	(300,131)	￦	—

[1]	The changes in levels for the financial instruments occurred due to the change in the availability of observable market data.
[2]	Prepared in accordance with IFRS 9.

	2019
	Financial assets at fair value through profit or loss						Financial investments		Financial liabilities at fair value through profit or loss		Net derivative financial instruments
	Cash and due from financial institutions at fair value through profit or loss		Securities measured at fair value through profit or loss		Loans at fair value through profit or loss		Financial assets measured at fair value through other comprehensive income		Financial liabilities designated at fair value through profit or loss		Derivatives held for trading		Derivatives held for fair value hedging
	(In millions of Korean won)
Beginning	￦	48,743	￦	7,464,860	￦	213,203	￦	1,332,718	￦	(10,873,383)	￦	(300,131)	￦	—
Total gains or losses
—Profit or loss		1,207		(66,208)		10,412		—		(1,285,157)		851,453		—
—Other comprehensive income		1,175		111,826		—		55,993		(25,538)		—		—
Purchases				4,544,254		154,005		95,359		—		—		—
Sales		—		(2,139,174)		(189,487)		(1,672)		—		(163,856)		—
Issues		—		—		—		—		(12,416,402)		(59,202)		—
Settlements		—		—		—		—		13,378,448		(1,316)		—
Transfers into Level 3[1]		—		851,457		—		—		—		(16,982)		—
Transfers out of Level 3[1]		—		(110,973)		—		—		—		—		—

Ending	￦	51,125	￦	10,656,042	￦	188,133	￦	1,482,398	￦	(11,222,032)	￦	309,966	￦	—

[1]	The changes in levels for the financial instruments occurred due to the change in the availability of observable market data.

In relation to changes in Level 3 of the fair value hierarchy, total gains or losses recognized in profit or loss for the period, and total gains or losses for the period included in profit or loss for financial instruments held at the end of the reporting period in the statements of comprehensive income for the years ended December 31, 2017, 2018 and 2019, are as follows:

	2017
	Net income(loss) from financial investments at fair value through profit or loss		Other operating income(loss)		Net interest income
	(In millions of Korean won)
Total gains or losses included in profit or loss for the period	￦	(289,141)	￦	(21,235)	￦	—
Total gains or losses for the period included in profit or loss for financial instruments held at the end of the reporting period		48,333		(90,103)		—

	2018
	Net income(loss) from financial investments at fair value through profit or loss		Other operating income(loss)		Net interest income
	(In millions of Korean won)
Total gains or losses included in profit or loss for the period	￦	(36,466)	￦	(405)	￦	617
Total gains or losses for the period included in profit or loss for financial instruments held at the end of the reporting period		144,674		(289)		43

	2019
	Net income(loss) from financial investments at fair value through profit or loss		Other operating income(loss)		Net interest income
	(In millions of Korean won)
Total gains or losses included in profit or loss for the period	￦	(489,703)	￦	1,388	￦	22
Total gains or losses for the period included in profit or loss for financial instruments held at the end of the reporting period		(37,668)		1,331		—

6.2.3 Sensitivity Analysis of Changes in Unobservable Inputs

Information about fair value measurements using unobservable inputs as of December 31, 2018 and 2019, are as follows:

	2018
	Fair value	Valuation technique	Unobservable inputs	Range of unobservable inputs(%)	Relationship of unobservable inputs to fair value
	(In millions of Korean won)
Financial assets
Financial assets at fair value through profit or loss

Cash and due from financial
institutions	￦ 48,743	Option Model	Volatility of the underlying asset	11.25~31.28	The higher the volatility, the higher the fair value fluctuation
			Correlation	8.79	The higher the correlation, the higher the fair value fluctuation
Debt securities	7,093,315	DCF Model, Closed Form, FDM, Monte Carlo Simulation, Hull-White Model, Black-Scholes Model, Option Model, Tree Model, Net Asset Value, Income approach, Market approach and others	Growth rate	0.29~2.20	The higher the growth rate, the higher the fair value
			Volatility of the underlying asset	11.25~41.00	The higher the sale price, the higher the fair value fluctuation
			Volatility of real estate price	-1.00~1.00	The higher the price of real estate, the higher the fair value
			Discount rate	1.19~11.30	The lower the discount rate, the higher the fair value
			Recovery rate	40.00	The higher the recovery rate, the higher the fair value
			Correlation between underlying asset	18.16~88.46	The higher the correlation coefficient, the higher the fair value fluctuation
Equity securities	371,545	Income approach, Market approach, Asset value approach, DCF Model, Comparable Company Analysis, Adjusted discount rate method, Dividend Discount Model, Usage of past transactions, Tree Model and others	Growth rate	0~2.20	The higher the growth rate, the higher the fair value
			Discount rate	1.19~21.96	The lower the discount rate, the higher the fair value
			Liquidation value	-1.00~1.00	The higher the liquidation value, the higher the fair value
			Volatility	11.25~39.94	The higher the volatility, the higher the fair value fluctuation
			Correlation	77.62~79.78	The higher the correlation, the higher the fair value fluctuation
			Recovery rate	40	The higher the recovery rate, the higher the fair value
Loans	213,203	Tree Model	Volatility of the stock price	13.11~49.28	The higher the volatility, the higher the fair value fluctuation

	2018
	Fair value		Valuation technique	Unobservable inputs	Range of unobservable inputs(%)	Relationship of unobservable inputs to fair value
	(In millions of Korean won)
Derivatives held for trading
Stock and index		50,824	DCF Model, Closed Form, FDM, Monte Carlo Simulation, Hull and White Model, Black-Scholes Model, Tree Model	Volatility of the underlying asset	14.00~50.00	The higher the volatility, the higher the fair value fluctuation
				Correlation between underlying asset	8.74~68.77	The higher the correlation, the higher the fair value fluctuation
Currency, interest rate and others		60,239	DCF Model, Hull and White Model, Monte Carlo Simulation, Tree Model	Loss given default	100.00	The higher the loss given default, the lower the fair value
				Volatility	1.00~36.00	The higher the volatility, the higher the fair value fluctuation
				Correlation between underlying asset	-46.89~90.11	The higher the absolute value of correlation, the higher the fair value fluctuation
Financial assets measured at fair value through other comprehensive income
Equity securities		1,332,718	Adjusted discount rate method, IMV Model, DCF Model, Comparable Company Analysis, Dividend discount model, Option Model, Net asset value method, Market approach, One Factor Hull-White Model and others	Growth rate	0~2.20	The higher the growth rate, the higher the fair value
				Discount rate	7.05~16.30	The lower the discount rate, the higher the fair value
				Volatility	17.62~25.14	The higher the volatility, the higher the fair value fluctuation

Total	￦	9,170,587

Financial liabilities
Financial liabilities designated at fair value through profit or loss
Derivative-linked securities	￦	10,873,383	DCF Model, Closed Form, FDM, Monte Carlo Simulation, Hull and White Model, Black Scholes-Model	Volatility of the underlying asset	1.00~115.00	The higher the volatility, the higher the fair value fluctuation
				Correlation between underlying asset	-49.00~90.11	The higher the absolute value of correlation, the higher the fair value fluctuation
Derivatives held for trading
Stock and index		240,817	DCF Model, Closed Form, FDM, Monte Carlo Simulation, Hull and White Model, Black-Scholes Model, Tree Model	Volatility	2.00~54.00	The higher the volatility, the higher the fair value fluctuation
				Correlation between underlying asset	4.27~70.17	The higher the absolute value of correlation, the higher the fair value fluctuation

	2018
	Fair value	Valuation technique	Unobservable inputs	Range of unobservable inputs(%)	Relationship of unobservable inputs to fair value
	(In millions of Korean won)
Others	170,377	Monte Carlo Simulation, Hull and White Model, DCF Model, Closed form formula	Volatility	1.00~115.00	The higher the volatility, the higher the fair value fluctuation
			Volatility of the stock price	20.85	The higher the volatility, the higher the fair value fluctuation
			Volatility of the interest rate	0.69	The higher the volatility, the higher the fair value fluctuation
			Discount rate	2.19~2.26	The higher the discount rate, the lower the fair value
			Correlation between underlying asset	-49.00~90.11	The higher the absolute value of correlation, the higher the fair value fluctuation

Total	￦ 11,284,577

	2019
	Fair value	Valuation technique	Unobservable inputs	Range of unobservable inputs(%)	Relationship of unobservable inputs to fair value
	(In millions of Korean won)
Financial assets
Financial assets at fair value through profit or loss
Cash and due from financial
institutions	51,125	Option Model	Volatility of the underlying asset	11.43~34.39	The higher the volatility, the higher the fair value fluctuation
			Correlation	-4.84	The higher the correlation, the higher the fair value fluctuation
Debt securities	10,132,766	DCF Model, Closed Form, FDM, Monte Carlo Simulation, Hull-White Model, Black-Scholes Model, Option Model, Tree Model, Net Asset Value, Income approach, Market approach and others	Growth rate	-1.00~1.00	The higher the growth rate, the higher the fair value
			Volatility of underlying assets	1.00~48.00	The higher the volatility, the higher the fair value change
			Discount rate	0.75~17.37	The lower the discount rate, the higher the fair value
			Recovery rate	40.00	The higher the recovery rate, the higher the fair value
			Correlation between underlying asset	3.11~95.67	The higher the correlation coefficient, the higher the fair value change.
			Liquidation value	0.00	The higher the liquidation value, the higher the fair value
			Volatility of estate price	-1.00~1.00	The higher the sale price, the higher the fair value

	2019
	Fair value	Valuation technique	Unobservable inputs	Range of unobservable inputs(%)	Relationship of unobservable inputs to fair value
	(In millions of Korean won)
Equity securities	523,276	Income approach, Market approach, Asset value approach, DCF Model, Comparable Company Analysis, Adjusted discount rate method, Dividend Discount Model, Usage of past transactions, Binomial Model and others	Growth rate	0.00~2.20	The higher the growth rate, the higher the fair value
			Discount rate	2.00~22.00	The lower the discount rate, the higher the fair value
			Liquidation value	-1.00~1.00	The higher the liquidation value, the higher the fair value
			Volatility	11.90	The higher the volatility, the higher the fair value fluctuation
Loans	188,133	Binomial Model, DCF Model	Volatility of the stock price	12.91~48.28	The higher the volatility, the higher the fair value fluctuation
			Discount rate	10.81	The lower the discount rate, the higher the fair value
Derivatives held for trading
Stock and index	416,486	DCF Model, Closed Form, FDM, Monte Carlo Simulation, Hull and White Model, Black-Scholes Model, Binomial Model	Volatility of the underlying asset	9.75~52.00	The higher the volatility, the higher the fair value fluctuation
			Correlation between underlying asset	4.00~77.00	The higher the correlation, the higher the fair value fluctuation
Currency, interest rate and others	120,298	DCF Model, Hull-White Model	Volatility	2.00~58.00	The higher the volatility, the higher the fair value fluctuation
			Correlation between underlying asset	-49.00~90.00	The higher the absolute value of correlation, the higher the fair value fluctuation
Financial assets measured at fair value through other comprehensive income
Equity securities	1,482,398	Adjusted discount rate method, IMV Model, DCF Model, Comparable Company Analysis, Dividend discount model, Option Model, Net asset value method, Market approach, One Factor Hull-White Model and others	Growth rate	0.00~2.20	The higher the growth rate, the higher the fair value
			Discount rate	3.04~16.37	The lower the discount rate, the higher the fair value
			Volatility	20.97~34.87	The higher the volatility, the higher the fair value fluctuation

Total	￦ 12,914,482

	2019
	Fair value	Valuation technique	Unobservable inputs	Range of unobservable inputs(%)	Relationship of unobservable inputs to fair value
	(In millions of Korean won)
Financial liabilities
Financial liabilities designated at fair value through profit or loss
Derivative-linked securities	11,222,032	DCF Model, Closed Form, FDM, Monte Carlo Simulation, Hull and White Model, Black Scholes-Model	Volatility of the underlying asset	1.00~58.00	The higher the volatility, the higher the fair value fluctuation
			Correlation between underlying asset	-49.00~90.00	The higher the absolute value of correlation, the higher the fair value fluctuation
Stock and index	54,341	DCF Model, Closed Form, FDM, Monte Carlo Simulation, Hull and White Model, Black-Scholes Model, Tree Model	Volatility	12.00~52.00	The higher the volatility, the higher the fair value fluctuation
			Correlation between underlying asset	9.00~77.00	The higher the absolute value of correlation, the higher the fair value fluctuation
Others	172,477	Monte Carlo Simulation, Hull and White Model, DCF Model, Closed form formula	Volatility	2.00~58.00	The higher the volatility, the higher the fair value fluctuation
			Volatility of the stock price	16.28	The higher the volatility, the higher the fair value fluctuation
			Volatility of the interest rate	0.52	The higher the volatility, the higher the fair value fluctuation
			Discount rate	1.94~2.00	The lower the discount rate, the higher the fair value
			Correlation between underlying asset	19.00~90.00	The higher the absolute value of correlation, the higher the fair value fluctuation

Total	11,448,850

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

The results of the sensitivity analysis from changes in inputs for the year ended December 31, 2018 and 2019 are as follows:

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

	2019
	Recognition in profit or loss				Other comprehensive income
	Favorable changes		Unfavorable changes		Favorable changes		Unfavorable changes
	(In millions of Korean won)
Financial assets
Financial assets at fair value through profit or loss[1]
Due from financial institutions	￦	3	￦	(3)	￦	2	￦	(2)
Debt securities[4]		30,771		(27,062)		2,341		(2,276)
Equity securities[3]		24,456		(10,251)		1,110		(824)
Loans		6,362		(4,344)		—		—
Derivatives held for trading[2]		25,830		(29,317)		—		—
Financial assets measured at fair value through other comprehensive income
Equity securities[3]		—		—		214,268		(110,687)

	￦	87,422	￦	(70,977)	￦	217,721	￦	(113,789)

Financial liabilities
Financial liabilities designated at fair value through profit or loss[1]	￦	49,730	￦	(44,136)	￦	—	￦	—
Derivatives held for trading[2]		14,638		(13,572)		—		—

	￦	64,368	￦	(57,708)	￦	—	￦	—

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

[3]	For equity securities, the changes in fair value are calculated by shifting principal unobservable input parameters; such as, correlation between growth rate (0~2.2%) and discount rate.
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

The aggregate difference yet to be recognized in profit or loss at the beginning and end of the period and a reconciliation of changes in the balance of this difference for the years ended December 31, 2018 and 2019, are as follows:

	2018		2019
	(In millions of Korean won)
Balance at the beginning of the period	￦	22,814	￦	62,155
New transactions and others		131,504		168,225
Changes during the period		(92,163)		(184,613)

Balance at the end of the year	￦	62,155	￦	45,767

6.3 Carrying Amounts of Financial Instruments by Category

Financial assets and liabilities are measured at fair value or amortized cost. The measurement methodology by categories of financial instruments is addressed at Note 3.

The carrying amounts of financial assets and liabilities by category as of December 31, 2018 and 2019, are as follows:

	2018
	Financial instruments at fair value through profit or loss		Financial instruments measured at fair value through other comprehensive income				Financial instruments at amortized cost		Derivatives held for hedging		Total
			Financial assets measured at fair value through other comprehensive income		Financial instruments designated at fair value through other comprehensive income
	(In millions of Korean won)
Financial assets
Cash and due from financial institutions	￦	—	￦	—	￦	—	￦	20,274,490	￦	—	￦	20,274,490
Financial assets at fair value through profit or loss		50,987,847		—		—		—		—		50,987,847
Derivatives		1,915,532		—		—		—		110,430		2,025,962
Loans at amortized cost		—		—		—		319,201,603		—		319,201,603
Financial investments		—		35,633,456		2,370,116		23,661,522		—		61,665,094
Other financial assets		—		—		—		8,133,556		—		8,133,556

Total	￦	52,903,379	￦	35,633,456	￦	2,370,116	￦	371,271,171	￦	110,430	￦	462,288,552

	2018
	Financial instruments at fair value through profit or loss
	Financial instruments at fair value through profit or loss		Financial instruments designated at fair value through profit or loss		Financial instruments at amortized cost		Derivatives held for hedging		Total
	(In millions of Korean won)
Financial liabilities
Financial liabilities at fair value through profit or loss	￦	2,823,820	￦	12,503,039	￦	—	￦	—	￦	15,326,859
Derivatives		2,724,994		—		—		176,253		2,901,247
Deposits		—		—		276,770,449		—		276,770,449
Debts		—		—		33,004,834		—		33,004,834
Debentures		—		—		53,278,697		—		53,278,697
Other financial liabilities		—		—		19,828,307		—		19,828,307

Total	￦	5,548,814	￦	12,503,039	￦	382,882,287	￦	176,253	￦	401,110,393

	2019
	Financial instruments at fair value through profit or loss		Financial instruments measured at fair value through other comprehensive income				Financial instruments at amortized cost		Derivatives held for hedging		Total
			Financial assets measured at fair value through other comprehensive income		Financial instruments designated at fair value through other comprehensive income
	(In millions of Korean won)
Financial assets
Cash and due from financial institutions	￦	—	￦	—	￦	—	￦	20,837,878	￦	—	￦	20,837,878
Financial assets at fair value through profit or loss		53,549,086		—		—		—		—		53,549,086
Derivatives		3,008,598		—		—		—		182,075		3,190,673
Loans at amortized cost		—		—		—		339,684,059		—		339,684,059
Financial investments		—		43,931,946		2,504,105		25,346,555		—		71,782,606
Other financial assets		—		—		—		9,147,059		—		9,147,059

Total	￦	56,557,684	￦	43,931,946	￦	2,504,105	￦	395,015,551	￦	182,075	￦	498,191,361

	2019
	Financial instruments at fair value through profit or loss
	Financial instruments at fair value through profit or loss		Financial instruments designated at fair value through profit or loss		Financial instruments at amortized cost		Derivatives held for hedging		Total
	(In millions of Korean won)
Financial liabilities
Financial liabilities at fair value through profit or loss	￦	2,663,327	￦	12,704,826	￦	—	￦	—	￦	15,368,153
Derivatives		2,842,950		—		—		164,391		3,007,341
Deposits		—		—		305,592,771		—		305,592,771
Debts		—		—		37,818,860		—		37,818,860
Debentures		—		—		50,935,583		—		50,935,583
Other financial liabilities		—		—		22,629,587		—		22,629,587

Total	￦	5,506,277	￦	12,704,826	￦	416,976,801	￦	164,391	￦	435,352,295

6.4 Transfer of Financial Assets

Transferred financial assets that are derecognized in their entirety

The Group transferred loans and other financial assets that are derecognized in their entirety to SPEs (special purpose entity), while the maximum exposure to loss (carrying amount) from its continuing involvement in the derecognized financial assets as of December 31, 2018 and 2019, are as follows:

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

	2019
	Type of continuing involvement	Classification of financial instruments	Carrying amount of continuing involvement in statement of financial position		Fair value of continuing involvement
			(In millions of Korean won)
Discovery ABS Second Co., Ltd.	Subordinate debt	Financial assets at fair value through profit or loss	￦	5,596	￦	5,596
FK1411 Co., Ltd.	Subordinate debt	Financial assets at fair value through profit or loss		5,428		5,428
AP 3B ABS Ltd.	Subordinate debt	Financial assets at fair value through profit or loss		3,205		3,205
AP 4D ABS Ltd.	Subordinated debt	Financial assets at fair value through profit or loss		6,175		6,175

		Total	￦	20,404	￦	20,404

Transferred financial assets that are not derecognized in their entirety

The Group securitized the loans and issued the asset-backed debentures. The senior debentures and related securitized assets as of December 31, 2018 and 2019, are as follows:

	2018[2]
	Carrying amount of underlying assets		Carrying amount of senior debentures
	(In millions of Korean won)
KB Kookmin Card Third Securitization Co., Ltd.[1]	￦	627,630	￦	336,929
KB Kookmin Card Fourth Securitization Co., Ltd.[1]		587,760		333,296
KB Kookmin Card Fifth Securitization Co., Ltd.[1]		562,239		299,754

	￦	1,777,629	￦	969,979

	2019
	Carrying amount of underlying assets		Fair value of underlying assets		Carrying amount of senior debentures		Fair value of senior debentures
	(In millions of Korean won)
KB Kookmin Card Third Securitization Co., Ltd.[1]	￦	601,659	￦	592,358	￦	351,207	￦	342,204
KB Kookmin Card Fourth Securitization Co., Ltd.[1]		560,903		552,216		347,387		340,820
KB Kookmin Card Fifth Securitization Co., Ltd.[1]		542,861		534,630		299,795		304,835
KB Kookmin Card Sixth Securitization Co., Ltd.[1]		795,884		784,080		461,909		469,600

	￦	2,501,307	￦	2,463,284	￦	1,460,298	￦	1,457,459

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

[2]	The Carrying amounts of Underlying assets and senior debentures are similar to the Fair value amounts of those as of December 31, 2018.

The Group transferred the beneficiary certificates to Yuanta Securities at ￦ 74,853 million and entered into a total return swap contract. If the fair value of the transferred asset changes, the risk is attributed to the company in accordance with the contract.

Securities under repurchase agreements and loaned securities

The Group continues to recognize the financial assets related to repurchase agreements and securities lending transactions on the statements of financial position since those transactions are not qualified for derecognition even though the Group transfers the financial assets. A financial asset is sold under a repurchase agreement to repurchase the same asset at a fixed price, or loaned under a securities lending agreement to be returned as the same asset. Thus, the Group retains substantially all the risks and rewards of ownership of the financial asset. The amounts of transferred assets and related liabilities as of December 31, 2018 and 2019, are as follows:

	2018
	Carrying amount of transferred assets		Carrying amount of related liabilities
	(In millions of Korean won)
Repurchase agreements[1]	￦	9,176,947	￦	8,784,896
Loaned securities
Government bond		1,160,362		—
Stock		58,171		—

Total	￦	10,395,480	￦	8,784,896

	2019
	Carrying amount of transferred assets		Carrying amount of related liabilities
	(In millions of Korean won)
Repurchase agreements[1]	￦	9,292,858	￦	8,884,847
Loaned securities
Government bond		2,259,096		—
Stock		25,725		—

Total	￦	11,577,679	￦	8,884,847

[1]	The bond sold under repurchase agreements amounts to ￦ 3,162,000 million and ￦ 4,126,274 million as of December 31, 2018 and 2019, respectively.

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

Details of financial assets subject to offsetting, enforceable master netting arrangements or similar agreement as of December 31, 2018 and 2019, are as follows:

	2018
	Gross assets		Gross liabilities offset		Net amounts presented in the statement of financial position		Non-offsetting amount
							Financial instruments		Cash collateral		Net amount
	(In millions of Korean won)
Derivatives held for trading and Derivatives linked securities	￦	1,893,335	￦	—	￦	1,893,335	￦	(1,511,752)	￦	(5,101)	￦	486,912
Derivatives held for hedging		110,430		—		110,430
Receivable spot exchange		2,222,164		—		2,222,164		(2,213,967)		—		8,197
Reverse repurchase agreements		3,411,700		—		3,411,700		(3,332,700)		—		79,000
Domestic exchange settlement debits		27,723,990		(26,992,637)		731,353		—		—		731,353
Other financial instruments		1,157,569		(1,103,015)		54,554		(3,932)		—		50,622

Total	￦	36,519,188	￦	(28,095,652)	￦	8,423,536	￦	(7,062,351)	￦	(5,101)	￦	1,356,084

	2019
	Gross assets		Gross liabilities offset		Net amounts presented in the statement of financial position		Non-offsetting amount				Net amount
							Financial instruments		Cash collateral
	(In millions of Korean won)
Derivatives held for trading and Derivatives linked securities	￦	3,043,757	￦	—	￦	3,043,757	￦	(2,122,160)	￦	(288,040)	￦	815,632
Derivatives held for hedging		182,075		—		182,075
Receivable spot exchange		3,051,390		—		3,051,390		(3,050,116)		—		1,274
Reverse repurchase agreements		6,507,646		—		6,507,646		(6,507,046)		—		600
Domestic exchange settlement debits		31,344,009		(30,794,160)		549,849		—		—		549,849
Other financial instruments		1,043,320		(1,022,977)		20,343		(2,492)		—		17,851

Total	￦	45,172,197	￦	(31,817,137)	￦	13,355,060	￦	(11,681,814)	￦	(288,040)	￦	1,385,206

Details of financial liabilities subject to offsetting, enforceable master netting arrangements or similar agreement as of December 31, 2018 and 2019, are as follows:

	2018
	Gross liabilities		Gross asset offset		Net amounts presented in the statement of financial position		Non-offsetting amount
							Financial instruments		Cash collateral		Net amount
	(In millions of Korean won)
Derivatives held for trading and Derivatives linked securities	￦	2,557,169	￦	—	￦	2,557,169	￦	(1,965,456)	￦	(47,746)	￦	720,220
Derivatives held for hedging		176,253		—		176,253		—		—		—
Payable spot exchange		2,219,980		—		2,219,980		(2,208,302)		—		11,678
Repurchase agreements[1]		11,946,896		—		11,946,896		(11,862,096)		—		84,800
Securities borrowing agreements		2,745,906		—		2,745,906		(2,745,906)		—		—
Domestic exchange settlement credits		28,672,551		(26,992,637)		1,679,914		(1,679,914)		—		—
Other financial instruments		1,151,697		(1,103,015)		48,682		(3,932)		—		44,750

Total	￦	49,470,452	￦	(28,095,652)	￦	21,374,800	￦	(20,465,606)	￦	(47,746)	￦	861,448

[1]	Includes repurchase agreements sold to customers.

	2019
	Gross liabilities		Gross asset offset		Net amounts presented in the statement of financial position		Non-offsetting amount
							Financial instruments		Cash collateral		Net amount
	(In millions of Korean won)
Derivatives held for trading and Derivatives linked securities	￦	2,936,638	￦	—	￦	2,936,638	￦	(2,182,243)	￦	(92,565)	￦	826,221
Derivatives held for hedging		164,391		—		164,391		—		—		—
Payable spot exchange		3,050,982		—		3,050,982		(3,034,679)		—		16,303
Repurchase agreements[1]		13,011,121		—		13,011,121		(13,000,321)		—		10,800
Securities borrowing agreements		2,583,092		—		2,583,092		(2,583,092)		—		—
Domestic exchange settlement credits		32,867,423		(30,794,160)		2,073,263		(2,073,263)		—		—
Other financial instruments		1,156,345		(1,022,977)		133,368		(2,492)		—		130,876

Total	￦	55,769,992	￦	(31,817,137)	￦	23,952,855	￦	(22,876,090)	￦	(92,565)	￦	984,200

7. Due from Financial Institutions at Amortized Cost

Details of due from financial institutions as of December 31, 2018 and 2019, are as follows:

		Financial institutions	Interest rate(%)	2018		2019
				(In millions of Korean won)
Due from financial institutions in Korean won	Due from Bank of Korea	Bank of Korea	—	￦	8,723,761	￦	8,117,840
	Due from financial institutions	KEB Hana Bank and others	0.00~2.75		3,245,841		4,641,714
	Due from others	Korea Securities Finance Corporation and others	0.00~1.23		1,132,908		654,981

		Sub-total			13,102,510		13,414,535

Due from financial institutions in foreign currencies	Due from financial institutions	Bank of Korea and others	0.00~0.50		1,734,660		2,351,929
	Time deposits	INDUSTRIAL BANK CHANGSHA BR. and others	0.00~7.80		1,001,600		1,053,776
	Due from others	Morgan Stanley Bank International and others	0.00~8.00		1,379,537		1,327,432

		Sub-total			4,115,797		4,733,137

		Total		￦	17,218,307	￦	18,147,672

[1]	Before netting of allowance.

Restricted cash from financial institutions as of December 31, 2018 and 2019, are as follows:

		Financial Institutions	2018		2019		Reason for restriction
			(In millions of Korean won)
Due from financial institutions in Korean won	Due from Bank of Korea	Bank of Korea	￦	8,723,761	￦	8,117,840	Bank of Korea Act
	Due from Banking institution	NH Investment Securities and others		1,348,099		3,027,963	Net settlement and others
	Due from others	Korea Securities Finance Corporation and others		655,194		555,294	Derivatives margin account and others

		Sub-total		10,727,054		11,701,097

Due from financial institutions in foreign currencies	Due from financial institutions in foreign currencies	Bank of Korea and others		375,130		490,071	Bank of Korea Act and others
	Time deposits in foreign currencies	ICBC NEW YORK and others		30,538		31,443	Bank Act of the State of New York
	Due from others	Morgan Stanley Bank International and others		1,214,905		1,150,355	Derivatives margin account and others

		Sub-total		1,620,573		1,671,869

		Total	￦	12,347,627	￦	13,372,966

[1]	Before netting of allowance.

Changes in the allowances for due from financial institutions losses

Changes in the allowances for due from financial institutions losses for the year ended December 31, 2018 and 2019, are as follows:

	2018
	The financial instruments applying 12-month expected credit losses		The financial instruments applying lifetime expected credit losses
			Non-impaired		Impaired
	(In millions of Korean won)
Beginning[1]	￦	1,797	￦	—	￦	—
Transfer between stages		—		—		—
Transfer to 12-month expected credit losses		—		—		—
Transfer to lifetime expected credit losses		—		—		—
Impairment		—		—		—
Disposal		—		—		—
Provision for loan losses		221		—		—
Others (change of exchange rate, etc.)		1		—		—

Ending	￦	2,019	￦	—	￦	—

[1]	Prepared in accordance with IFRS 9.

	2019
	The financial instruments applying 12-month expected credit losses		The financial instruments applying lifetime expected credit losses
			Non-impaired		Impaired
	(In millions of Korean won)
Beginning	￦	2,019	￦	—	￦	—
Transfer between stages		—		—		—
Transfer to 12-month expected credit losses		—		—		—
Transfer to lifetime expected credit losses		—		—		—
Impairment		—		—		—
Disposal		—		—		—
Provision for loan losses		1,116		1,210		360
Others (change of exchange rate, etc.)		29		(22)		—

Ending	￦	3,164	￦	1,188	￦	360

8. Assets pledged as collateral

Details of assets pledged as collateral as of December 31, 2018 and 2019, are as follows:

		2018
Assets pledged	Pledgee	Carrying amount		Reason of pledge
		(In millions of Korean won)
Due from financial institutions	Korea Federation of Savings Banks and others	￦	1,884,068	Borrowings from bank and others
Financial assets measured at fair value through profit or loss	Korea Securities Depository and others		7,676,111	Repurchase agreements
	Korea Securities Depository and others		9,303,600	Securities borrowing transactions
	Samsung Futures Inc. and others		1,503,088	Derivatives transactions

			18,482,799

Financial assets measured at fair value through other comprehensive income	Korea Securities Depository and others		1,258,694	Repurchase agreements
	Korea Securities Depository and others		1,001,259	Securities borrowing transactions
	Bank of Korea		49,948	Borrowings from Bank of Korea
	Bank of Korea		479,784	Settlement risk of Bank of Korea
	Samsung Futures Inc. and others		395,221	Derivatives transactions

			3,184,906

Securities at amortized cost	Korea Securities Depository and others		276,688	Repurchase agreements
	Bank of Korea		1,911,160	Borrowings from Bank of Korea
	Bank of Korea		1,474,529	Settlement risk of Bank of Korea
	Samsung Futures Inc. and others		162,184	Derivatives transactions
	Others		350,292	Others

			4,174,853

Mortgage loans	Others		4,060,863	Covered bond

Real estate	NATIXIS REAL ESTATE CAPITAL LLC and others		801,944	Borrowings from bank and others

		￦	32,589,433

		2019
Assets pledged	Pledgee	Carrying amount		Reason of pledge
		(In millions of Korean won)
Due from financial institutions	Korea Federation of Savings Banks and others	￦	3,752,497	Borrowings from bank and others
Financial assets measured at fair value through profit or loss	Korea Securities Depository and others		7,561,287	Repurchase agreements
	Korea Securities Depository and others		7,745,154	Securities borrowing transactions
	Samsung Futures Inc. and others		1,090,495	Derivatives transactions

			16,396,936

Financial assets measured at fair value through other comprehensive income	Korea Securities Depository and others		1,139,852	Repurchase agreements
	Korea Securities Depository and others		1,168,515	Securities borrowing transactions
	Bank of Korea		1,212,021	Borrowings from Bank of Korea
	Bank of Korea		653,825	Settlement risk of Bank of Korea
	Samsung Futures Inc. and others		167,600	Derivatives transactions

			4,341,813

Securities at amortized cost	Korea Securities Depository and others		581,268	Repurchase agreements
	Bank of Korea		1,767,559	Borrowings from Bank of Korea
	Bank of Korea		3,077,151	Settlement risk of Bank of Korea
	Samsung Futures Inc. and others		247,301	Derivatives transactions
	Others		494,785	Others

			6,168,064

Mortgage loans	Others		6,487,022	Covered bond

Real estate	NATIXIS REAL ESTATE CAPITAL LLC and others		1,665,368	Borrowings from bank and others

		￦	38,811,700

The Group provides ￦ 6,472,993 million and ￦ 7,320,220 million of its borrowing securities and securities held as collateral with Korean Securities Finance Corporation and others as at December 31, 2018 and 2019.

The fair values of collateral available to sell or repledge, and collateral sold or repledged, regardless of debtor’s default, as of December 31, 2018 and 2019, are as follows:

	2018
	Fair value of collateral held		Fair value of collateral sold or repledged		Total
	(In millions of Korean won)
Securities	￦	3,547,179	￦	—	￦	3,547,179

	2019
	Fair value of collateral held		Fair value of collateral sold or repledged		Total
	(In millions of Korean won)
Securities	￦	6,726,632	￦	—	￦	6,726,632

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

As discussed in Note 2.1.1, the Group has applied the hedge accounting amendment regarding to Interest rate benchmark reform to hedge accounting relationships directly affected by the replacement of interest rate benchmarks. Under these amendments, for the purpose of:

•	determining whether a forecast transaction is highly probable;

•	determining whether the hedged future cash flows are expected to occur;

•	determining whether a hedge is expected to be highly effective in achieving offsetting changes in fair value or cash flows attributable to the hedged risk; and

•

determining whether an accounting hedging relationship should be discontinued because of a failure of the retrospective effectiveness test the Group has assumed that the interest rate benchmark on which the hedged risk or the cash flows of the hedged item or hedging instrument are based is not altered by uncertainties resulting from the proposed interest rate benchmark reform. In addition, for a fair value hedge of a non-contractually specified benchmark portion of interest rate risk, the Group assesses only at inception of the hedge relationship and not on an ongoing basis that the risk is separately identifiable and hedge effectiveness can be measured.

The corresponding interest rate indicators for which the hedging relationship is exposed are 1M LIBOR, 3M LIBOR, 6M LIBOR, and 3M CD. The nominal amount of the hedging instruments associated with 1M LIBOR, 3M LIBOR, 6M LIBOR and 3M CD are ￦ 926,240 million, ￦ 6,878,617 million, ￦ 90,309 million, and ￦ 1,720,000 million, respectively. The Group is closely following the market and industry discussions regarding applicable replacement benchmark interest rates for exposed interest rate indicators and believes that this uncertainty will no longer appear once the exposed interest is replaced.

In February 2020, our Financial Planning Department assembled a LIBOR transition Task Force Team (the “LIBOR Task Force”) in order to prepare for LIBOR transition in a more active and systematic way. The LIBOR Task Force is primarily responsible for the identification and evaluation of a variety of risks that may arise from LIBOR transition, and reports its findings to our Asset and Liability Management Committee on a regular basis. The LIBOR Task Force identifies our risks relating to LIBOR transition and our exposure thereto by analyzing the scope of our existing financial instruments and contracts that may be affected by LIBOR transition.

Details of derivative financial instruments held for trading as of December 31, 2018 and 2019, are as follows:

	2018
	Notional amount		Assets		Liabilities
	(In millions of Korean won)
Interest rate
Forwards	￦	570,000	￦	—	￦	55,056
Futures[1]		4,269,407		1,124		3,852
Swaps		219,558,592		421,591		471,915
Options		16,937,362		159,218		276,392

Sub-total		241,335,361		581,933		807,215

Currency
Forwards		74,189,998		622,745		548,127
Futures[1]		602,805		37		240
Swaps		36,073,995		470,499		452,390
Options		2,449,469		6,071		13,602

Sub-total		113,316,267		1,099,352		1,014,359

Stock and index
Futures[1]		1,155,861		4,902		10,820
Swaps		8,190,648		82,803		321,135
Options		5,442,775		70,740		464,226

Sub-total		14,789,284		158,445		796,181

Credit
Swaps		4,300,208		32,711		25,047

Sub-total		4,300,208		32,711		25,047

Commodity
Futures[1]		5,807		150		128
Swaps		140,382		2,202		3,199

Sub-total		146,189		2,352		3,327

Other		2,361,827		40,739		78,865

Total	￦	376,249,136	￦	1,915,532	￦	2,724,994

[1]	Gain or loss arising from futures daily settlement is reflected in the margin accounts.

	2019
	Notional amount		Assets		Liabilities
	(In millions of Korean won)
Interest rate
Forwards	￦	570,000	￦	206	￦	84,126
Futures[1]		2,951,770		698		235
Swaps		270,091,778		512,145		557,511
Options		17,521,156		267,697		379,262

Sub-total		291,134,704		780,746		1,021,134

Currency
Forwards		87,373,417		942,632		750,380
Futures[1]		107,793		—		349
Swaps		46,501,399		606,464		610,275
Options		2,789,562		5,438		14,346

Sub-total		136,772,171		1,554,534		1,375,350

Stock and index
Futures[1]		1,646,785		22,451		20,704
Swaps		6,773,467		448,803		86,100
Options		5,559,865		99,013		176,141

Sub-total		13,980,117		570,267		282,945

Credit
Swaps		4,433,960		19,178		13,659

Sub-total		4,433,960		19,178		13,659

Commodity
Futures[1]		3,281		68		3
Swaps		105,658		2,948		474

Sub-total		108,939		3,016		477

Other		3,160,013		80,857		149,385

Total	￦	449,589,904	￦	3,008,598	￦	2,842,950

[1]	Gain or loss arising from futures daily settlement is reflected in the margin accounts.

The average price or rate of the nominal cash flow for each type of hedge accounting as of December 31, 2018 and 2019, are as follows:

	2018
	1 year	2 years	3 years	4 years	5 years	More than 5 years	Total
	(In millions of Korean won)
Fair value hedge
The nominal of the hedging instrument	1,371,901	728,308	1,372,040	567,030	195,392	1,308,602	5,543,273
Average rate (%)	2.21	2.26	2.65	2.23	3.25	3.66	2.80
Average price (USD/KRW)	1,094.95	—	1,063.84	—	—	—	1,094.53
Average price (EUR/KRW)	1,319.66	1,331.65	—	—	—	—	1,322.81
Cash flow hedge
The nominal of the hedging instrument	2,641,861	1,403,129	902,911	919,258	525,629	50,000	6,442,788
Average rate (%)	2.70	2.94	2.36	2.70	2.79	2.53	2.73
Average price (USD/KRW)	1,103.25	1,129.90	1,110.49	1,087.84	1,095.73	—	1,111.63
Average price (EUR/KRW)	—	1,305.59	1,306.76	1,312.75	—	—	1,306.99
Average price (AUD/KRW)	—	—	837.00	—	—	—	837.00
Average price (SGD/KRW)	—	815.80	831.49	—	—	—	823.54
Hedge of net investments in a foreign operations
The nominal of the hedging instrument	528,025	2,942	—	—	—	—	530,967
Average price (USD/KRW)	1,120.33	—	—	—	—	—	1,120.33
Average price (EUR/KRW)	1,348.19	1,295.40	—	—	—	—	1,335.88

	2019
	1 year	2 years	3 years	4 years	5 years	More than 5 years	Total
	(In millions of Korean won)
Fair value hedge
The nominal of the hedging instrument	2,649,272	1,807,950	897,562	309,882	466,053	1,414,570	7,545,289
Average rate (%)	2.29	2.70	2.29	3.16	2.50	3.92	2.91
Average price (USD/KRW)	1,149.90	1,138.82	1,094.35	—	—	—	1,146.84
Average price (EUR/KRW)	1,319.66	1,346.38	—	—	—	—	1,327.68
Average price (AUD/KRW)	803.71	—	—	—	—	—	803.71
Cash flow hedge
The nominal of the hedging instrument	2,450,918	1,199,124	1,764,991	529,202	120,000	150,000	6,214,235
Average rate (%)	2.64	2.56	2.66	2.79	2.00	1.67	2.59
Average price (USD/KRW)	1,129.58	1,111.66	1,153.15	1,095.73	—	—	1,132.99
Average price (EUR/KRW)	1,305.22	1,306.76	1,312.75	—	—	—	1,306.91
Average price (AUD/KRW)	—	837.00	—	—	—	—	837.00
Average price (SGD/KRW)	815.80	831.49	—	—	—	—	823.54
Hedge of net investments in a foreign operations
The nominal of the hedging instrument	248,233	—	27,336	—	—	—	275,569
Average price (USD/KRW)	1,151.49	—	—	—	—	—	1,151.49
Average price (GBP/KRW)	—	—	1,465.26	—	—	—	1,465.26

Fair Value Hedge

Details of hedged item in fair value hedge as of December 31, 2018 and 2019, are as follows:

		2018
		Carrying amount				Accumulated adjusted amount				Changes in the fair value
		Assets		Liabilities		Assets		Liabilities
		(In millions of Korean won)
Hedge accounting
Interest rate	Debt securities in KRW	￦	465,213	￦	—	￦	1,214	￦	—	￦	6,001
	Debt securities in foreign currencies		702,727		—		(9,790)		—		(1,233)
	Deposits in foreign currencies		—		805,215		—		(89,265)		38,232
	Debts in KRW		—		349,252		—		19,252		(2,308)
	Debts in foreign currencies		—		1,429,457		—		(24,073)		(1,868)

			1,167,940		2,583,924		(8,576)		(94,086)		38,824

Currency	Debt securities in foreign currencies		1,845,253		—		(75,255)		—		86,209

			1,845,253		—		(75,255)		—		86,209

		￦	3,013,193	￦	2,583,924	￦	(83,831)	￦	(94,086)	￦	125,033

		2019
		Carrying amount				Accumulated adjusted amount				Changes in the fair value
		Assets		Liabilities		Assets		Liabilities
		(In millions of Korean won)
Hedge accounting
Interest rate	Debt securities in KRW	￦	549,526	￦	—	￦	5,485	￦	—	￦	5,502
	Debt securities in foreign currencies		1,670,838		—		19,243		—		25,540
	Deposits in foreign currencies		—		780,491		—		(18,391)		(62,439)
	Debts in KRW		—		351,070		—		21,070		(1,818)
	Debts in foreign currencies		—		2,067,556		—		41,406		(65,480)

			2,220,364		3,199,117		24,728		44,085		(98,695)

Currency	Debt securities in foreign currencies		2,339,239		—		24,181		—		61,133

			2,339,239		—		24,181		—		61,133

		￦	4,559,603	￦	3,199,117	￦	48,909	￦	44,085	￦	(37,562)

Details of derivative instruments designated as fair value hedge as of December 31, 2018 and 2019, are as follows:

	2018
	Notional amount		Assets		Liabilities		Changes in the fair value
	(In millions of Korean won)
Interest rate
Swaps	￦	3,845,555	￦	58,933	￦	88,017	￦	(37,638)
Currency
Forwards		1,697,718		5,923		32,565		(106,903)

	￦	5,543,273	￦	64,856	￦	120,582	￦	(144,541)

	2019
	Notional amount		Assets		Liabilities		Changes in the fair value
	(In millions of Korean won)
Interest rate
Swaps	￦	5,326,500	￦	129,085	￦	29,676	￦	101,448
Currency
Forwards		2,218,789		22,503		27,862		(74,372)

	￦	7,545,289	￦	151,588	￦	57,538	￦	27,076

Details of hedge ineffectiveness recognized in profit or loss from derivatives for the year ended December 31, 2018 and 2019, are as follows:

	2018		2019
	Hedge ineffectiveness recognized in profit or loss
	(In millions of Korean won)
From hedge accounting
Interest rate	￦	1,186	￦	2,753
Currency rate		(20,694)		(13,239)

	￦	(19,508)	￦	(10,486)

Gains and losses from fair value hedging instruments and hedged items attributable to the hedged risk for the years ended December 31, 2017, 2018 and 2019, are as follows:

	2017		2018		2019
	(In millions of Korean won)
Gains(losses) on hedging instruments	￦	93,112	￦	(160,416)	￦	34,070
Gains(losses) on the hedged items attributable to the hedged risk		(56,461)		135,556		(44,655)

Total	￦	36,651	￦	(24,860)	￦	(10,585)

Cash Flow Hedge

Details of hedged item in cash flow hedge as of December 31, 2018 and 2019, are as follows:

	2018
	Changes in fair value		Other comprehensive income for cash flow hedge
	(In millions of Korean won)
Hedge accounting
Interest rate risk	￦	5,971	￦	4,686
Foreign currency change risk		18,650		1,163

	￦	24,621	￦	5,849

	2019
	Changes in fair value		Other comprehensive income for cash flow hedge
	(In millions of Korean won)
Hedge accounting
Interest rate risk	￦	25,671	￦	(15,670)
Foreign currency change risk		42,357		(11,663)

	￦	68,028	￦	(27,333)

Details of derivative instruments designated as cash flow hedge as of December 31, 2018 and 2019, are as follows:

	2018
	Notional amount		Assets		Liabilities		Changes in fair value
	(In millions of Korean won)
Interest rate
Swaps	￦	4,142,336	￦	17,891	￦	12,766	￦	(6,364)
Currency
Swaps		2,300,452		22,759		40,493		(16,658)

Total	￦	6,442,788	￦	40,650	￦	53,259	￦	(23,022)

	2019
	Notional amount		Assets		Liabilities		Changes in fair value
	(In millions of Korean won)
Interest rate
Swaps	￦	3,600,334	￦	3,698	￦	28,484	￦	(25,997)
Currency
Swaps		2,613,901		23,382		73,067		(38,534)

Total	￦	6,214,235	￦	27,080	￦	101,551	￦	(64,531)

Gains and losses from hedging instruments and hedged items attributable to the hedged risk for the years ended December 31, 2017, 2018 and 2019, are as follows:

	2017		2018		2019
	(In millions of Korean won)
Gains (losses) on hedging instruments	￦	(112,513)	￦	(23,022)	￦	(64,531)
Gains (losses) on effectiveness (amount recognized in other comprehensive income)		(100,949)		(24,672)		(65,323)

Gains (losses) on ineffectiveness (amount recognized in profit or loss)	￦	(11,564)	￦	1,650	￦	792

Amounts recognized in other comprehensive income and reclassified from equity to profit or loss for the years ended December 31, 2017, 2018 and 2019, are as follows:

	2017		2018		2019
	(In millions of Korean won)
Amount recognized in other comprehensive income	￦	(100,949)	￦	(24,672)	￦	(65,323)
Amount reclassified from equity to profit or loss		126,239		15,234		21,604
Tax effect		(4,331)		400		10,537

Amount recognized in other comprehensive income net of tax	￦	20,959	￦	(9,038)	￦	(33,182)

Hedge on Net Investments in Foreign Operations

Details of hedged item in hedge on foreign operation net investments hedge as of December 31, 2018 and 2019, are as follows:

	2018
	Changes in fair value		Other comprehensive income for hedge on net investment in a foreign operation
	(In millions of Korean won)
Hedge accounting
Currency (foreign currency change risk)	￦	25,198	￦ (33,092)

	2019
	Changes in fair value		Other comprehensive income for hedge on net investment in a foreign operation
	(In millions of Korean won)
Hedge accounting
Currency (foreign currency change risk)	￦	13,410	￦ (41,992)

Details of financial instruments designated as hedging instrument in hedge on net investments in foreign operations as of December 31, 2018 and 2019, is as follows:

	2018
	Nominal amount		Assets		Liabilities		Changes in fair value
	(In millions of Korean won)
Currency
Forwards	￦	530,967	￦	4,924	￦	2,412	￦	(21,877)
Financial debentures in foreign currencies		89,448		—		89,109		(3,321)

Total	￦	620,415	￦	4,924	￦	91,521	￦	(25,198)

	2019
	Nominal amount		Assets		Liabilities		Changes in fair value
	(In millions of Korean won)
Currency
Forwards	￦	275,569	￦	3,407	￦	5,302	￦	(10,330)
Financial debentures in foreign currencies		97,255		—		97,255		(3,080)

Total	￦	372,824	￦	3,407	￦	102,557	￦	(13,410)

The fair value of non-derivative financial instruments designated as hedging instruments as of December 31, 2018 and 2019, are as follows:

	2018		2019
	(In millions of Korean won)
Financial debentures in foreign currencies	￦	88,785	￦	97,737

Gain or loss from hedging instruments in hedge of net investments in foreign operations and hedged items attributable to the hedged risk for the years ended December 31, 2017, 2018 and 2019, are as follows:

	2017		2018		2019
	(In millions of Korean won)
Gains (losses) on hedging instruments	￦	35,929	￦	(25,096)	￦	(13,410)
Effective portion of gains (losses) on hedges of net investments in foreign operations (amount recognized in other comprehensive income)		34,800		(25,096)		(13,410)

Ineffective portion of gains (losses) on hedges of net investments in foreign operations (amount recognized in profit or loss)	￦	1,129	￦	—	￦	—

The effective portion of gain (loss) on hedging instruments recognized in other comprehensive income for the years ended December 31, 2017, 2018 and 2019, are as follows:

	2017		2018		2019
	(In millions of Korean won)
Amount recognized in other comprehensive income	￦	34,800	￦	(25,096)	￦	(13,410)
Amount reclassified from equity to profit or loss		—		(12,330)		1,316
Tax effect		(8,186)		10,292		3,194

Amount recognized in other comprehensive income, net of tax	￦	26,614	￦	(27,134)	￦	(8,900)

10. Loans at Amortized Cost

Details of loans as of December 31, 2018 and 2019, are as follows:

	2018		2019
	(In millions of Korean won)
Loans at amortized cost	￦	321,058,158	￦	341,363,805
Deferred loan origination fees and costs		753,126		728,270
Less: Allowances for loan losses		(2,609,681)		(2,408,016)

Carrying amount	￦	319,201,603	￦	339,684,059

Details of loans for other banks as of December 31, 2018 and 2019, are as follows:

	2018		2019
	(In millions of Korean won)
Loans at amortized cost	￦	3,484,210	￦	4,011,246
Less: Allowances for loan losses		(620)		(432)

Carrying amount	￦	3,483,590	￦	4,010,814

Details of loan types and customer types of loans to customers, other than banks, as of December 31, 2018 and 2019, are as follows:

	2018
	Retail		Corporate		Credit card		Total
	(In millions of Korean won)
Loans in Korean won	￦	152,523,852	￦	124,334,950	￦	—	￦	276,858,802
Loans in foreign currencies		259,015		4,711,234		—		4,970,249
Domestic import usance bills		—		2,817,174		—		2,817,174
Off-shore funding loans		—		844,954		—		844,954
Call loans		—		1,473,397		—		1,473,397
Bills bought in Korean won		—		3,057		—		3,057
Bills bought in foreign currencies		—		3,427,368		—		3,427,368
Guarantee payments under payment guarantee		46		4,104		—		4,150
Credit card receivables in Korean won		—		—		17,346,224		17,346,224
Credit card receivables in foreign currencies		—		—		7,834		7,834
Reverse repurchase agreements		—		3,341,700		—		3,341,700
Privately placed bonds		—		823,178		—		823,178
Factored receivables		446		5,939		—		6,385
Lease receivables		1,712,597		81,985		—		1,794,582
Loans for installment credit		4,582,913		25,107		—		4,608,020

Sub-total		159,078,869		141,894,147		17,354,058		318,327,074

Proportion (%)		49.97		44.57		5.46		100.00
Less: Allowances		(642,897)		(1,255,223)		(710,941)		(2,609,061)

Total	￦	158,435,972	￦	140,638,924	￦	16,643,117	￦	315,718,013

	2019
	Retail		Corporate		Credit card		Total
	(In millions of Korean won)
Loans in Korean won	￦	159,232,495	￦	130,383,260	￦	—	￦	289,615,755
Loans in foreign currencies		433,399		8,125,029		—		8,558,428
Domestic import usance bills		—		2,617,862		—		2,617,862
Off-shore funding loans		—		1,387,798		—		1,387,798
Call loans		—		610,001		—		610,001
Bills bought in Korean won		—		2,843		—		2,843
Bills bought in foreign currencies		—		2,158,877		—		2,158,877
Guarantee payments under payment guarantee		36		3,312		—		3,348
Credit card receivables in Korean won		—		—		18,642,111		18,642,111
Credit card receivables in foreign currencies		—		—		6,299		6,299
Reverse repurchase agreements		—		6,149,458		—		6,149,458
Privately placed bonds		—		971,414		—		971,414
Factored receivables		117		167		—		284
Lease receivables		1,385,617		194,576		—		1,580,193
Loans for installment credit		5,737,458		38,700		—		5,776,158

Sub-total		166,789,122		152,643,297		18,648,410		338,080,829

Proportion (%)		49.33		45.15		5.52		100
Less: Allowances		(711,322)		(956,554)		(739,708)		(2,407,584)

Total	￦	166,077,800	￦	151,686,743	￦	17,908,702	￦	335,673,245

The changes in deferred loan origination fees and costs for the years ended December 31, 2018 and 2019, are as follows:

	2018
	Beginning		Increase		Decrease		Others		Ending
	(In millions of Korean won)
Deferred loan origination costs
Loans in Korean won	￦	632,680	￦	417,719	￦	(386,162)	￦	—	￦	664,237
Other origination costs		126,265		77,464		(83,950)		1		119,780

Sub-total		758,945		495,183		(470,112)		1		784,017

Deferred loan origination fees
Loans in Korean won		11,561		6,832		(9,338)		—		9,055
Other origination fees		27,568		9,927		(15,660)		1		21,836

Sub-total		39,129		16,759		(24,998)		1		30,891

Total	￦	719,816	￦	478,424	￦	(445,114)	￦	—	￦	753,126

	2019
	Beginning		Increase		Decrease		Others		Ending
	(In millions of Korean won)
Deferred loan origination costs
Loans in Korean won	￦	664,237	￦	387,420	￦	(406,352)	￦	—	￦	645,305
Other origination costs		119,780		56,030		(79,432)		—		96,378

Sub-total		784,017		443,450		(485,784)		—		741,683

Deferred loan origination fees
Loans in Korean won		9,055		7,238		(7,693)		—		8,600
Other origination fees		21,836		3,415		(20,439)		1		4,813

Sub-total		30,891		10,653		(28,132)		1		13,413

Total	￦	753,126	￦	432,797	￦	(457,652)	￦	(1)	￦	728,270

11. Allowances for Loan Losses

Changes in the allowances for loan losses for the years ended December 31, 2018 and 2019, are as follows:

	2018
	Retails						Corporates						Credit cards
	The financial instruments applying 12-month expected credit losses		The financial instruments applying lifetime expected credit losses				The financial instruments applying 12-month expected credit losses		The financial instruments applying lifetime expected credit losses				The financial instruments applying 12-month expected credit losses		The financial instruments applying lifetime expected credit losses
			Non-impaired		Impaired				Non-impaired		Impaired				Non-impaired		Impaired
	(In millions of Korean won)
Beginning[2]	￦	249,226	￦	196,387	￦	186,766	￦	208,354	￦	275,722	￦	865,063	￦	154,076	￦	260,162	￦	213,181
Transfer between stages
Transfer to 12-month expected credit losses		106,143		(105,597)		(546)		38,360		(36,402)		(1,958)		45,824		(44,706)		(1,118)
Transfer to lifetime expected credit losses (non-impaired)		(99,242)		115,493		(16,251)		(36,518)		47,001		(10,483)		(23,345)		24,438		(1,093)
Transfer to lifetime expected credit losses (impaired)		(2,107)		(49,241)		51,348		(2,746)		(31,157)		33,903		(2,007)		(11,804)		13,811
Write-offs		—		(2)		(380,698)		—		(6)		(233,314)		—		—		(465,415)
Disposal		(1,707)		(1,795)		(1,661)		(72)		—		(14,172)		—		—		(47)
Provision (reversal) for loan losses[1,3]		(15,533)		60,180		350,578		7,927		62,901		58,515		5,919		61,935		488,975
Business combination		172		—		—		22		—		—		—		—		—
Others (change of currency ratio, etc.)		488		318		178		(1,015)		597		25,321		—		—		(7,845)

Ending	￦	237,440	￦	215,743	￦	189,714	￦	214,312	￦	318,656	￦	722,875	￦	180,467	￦	290,025	￦	240,449

[1]

Provision for credit losses in statements of comprehensive income also includes provision (reversal) for due from financial institutions (Note 7), and provision (reversal) for securities (Note 12), provision for unused commitments and guarantees (Note 23), provision (reversal) for financial guarantees contracts (Note 23), and provision (reversal) for other financial assets (Note 18).

[2]	Prepared in accordance with IFRS 9.
[3]	Recovery of written-off loans amounting to ￦ 428,890 million is included

	2019
	Retails						Corporates						Credit cards
	The financial instruments applying 12-month expected credit losses		The financial instruments applying lifetime expected credit losses				The financial instruments applying 12-month expected credit losses		The financial instruments applying lifetime expected credit losses				The financial instruments applying 12-month expected credit losses		The financial instruments applying lifetime expected credit losses
			Non-impaired		Impaired				Non-impaired		Impaired				Non-impaired		Impaired
	(In millions of Korean won)
Beginning	￦	237,440	￦	215,743	￦	189,714	￦	214,312	￦	318,656	￦	722,875	￦	180,467	￦	290,025	￦	240,449
Transfer between stages
Transfer to 12-month expected credit losses		168,460		(167,957)		(503)		59,848		(46,312)		(13,536)		51,542		(50,627)		(915)
Transfer to lifetime expected credit losses (non-impaired)		(144,590)		160,509		(15,919)		(53,696)		141,398		(87,702)		(23,537)		24,529		(992)
Transfer to lifetime expected credit losses (impaired)		(1,619)		(54,736)		56,355		(2,250)		(36,656)		38,906		(2,388)		(14,377)		16,765
Write-offs		(2)		24		(443,034)		—		2		(239,319)		—		—		(506,255)
Disposal		(486)		(70)		(782)		—		—		(8,909)		—		—		—
Provision (reversal) for loan losses[1,2]		19,152		71,231		424,758		(3,540)		(89,234)		80,216		3,567		16,633		524,652
Others (change of currency ratio, etc.)		25		161		(2,552)		395		2,456		(40,924)		—		—		(9,830)

Ending	￦	278,380	￦	224,905	￦	208,037	￦	215,069	￦	290,310	￦	451,607	￦	209,651	￦	266,183	￦	263,874

[1]

Provision for credit losses in statements of comprehensive income also includes provision (reversal) for due from financial institutions (Note 7), and provision (reversal) for securities (Note 12), provision for unused commitments and guarantees (Note 23), provision (reversal) for financial guarantees contracts (Note 23), and provision (reversal) for other financial assets (Note 18).

[2]	Recovery of written-off loans amounting to ￦ 390,041 million is included.

The Group manages the contractual amount outstanding on financial assets that were written-off due to incomplete extinctive prescription and uncollected receivables during the reporting period, in which are still subject to enforcement activities; the balance of those written-off loans are respectively ￦ 12,067,272 million and ￦ 11,264,785 million as of December 31, 2018 and 2019.

Changes in the book value of loans at amortized cost for the year ended December 31, 2018 and 2019, are as follows:

	2018
	12-month expected credit losses		Lifetime expected credit losses
			Non-impaired		Impaired
	(In millions of Korean won)
Beginning	￦	262,092,823	￦	27,216,234	￦	2,270,094
Transfer between stages
Transfer to 12-month expected credit losses		8,399,033		(8,322,782)		(76,251)
Transfer to lifetime expected credit losses		(11,867,144)		11,938,263		(71,119)
Transfer to lifetime expected credit losses (impaired)		(780,095)		(901,109)		1,681,204
Write-offs		—		(8)		(1,079,427)
Disposal		(490,070)		(10,557)		(192,415)
Net increase(decrease)
(Execution, repayment and others)		35,941,823		(3,502,876)		(434,337)

Ending	￦	293,296,370	￦	26,417,165	￦	2,097,749

	2019
	12-month expected credit losses		Lifetime expected credit losses
			Non-impaired		Impaired
	(In millions of Korean won)
Beginning	￦	293,296,370	￦	26,417,165	￦	2,097,749
Transfer between stages
Transfer to 12-month expected credit losses		54,530,173		(54,412,664)		(117,509)
Transfer to lifetime expected credit losses		(57,514,696)		58,078,679		(563,983)
Transfer to lifetime expected credit losses (impaired)		(564,375)		(1,792,641)		2,357,016
Write-offs		(2)		26		(1,188,608)
Disposal		(889,880)		(18,163)		(188,080)
Net increase(decrease)
(Execution, repayment and others)		27,519,419		(4,458,294)		(495,627)

Ending	￦	316,377,009	￦	23,814,108	￦	1,900,958

12. Financial Assets at Fair Value through Profit or Loss and Financial Investments

Details of financial assets at fair value through profit or loss and financial investments as of December 31, 2018 and 2019, are as follows:

	2018
	(In millions of Korean won)
Financial assets at fair value through profit or loss
Debt securities:
Government and public bonds	￦	7,922,936
Financial bonds		14,978,408
Corporate bonds		4,101,066
Asset-backed securities		84,382
Beneficiary certificates		10,252,377
Derivatives linked securities		3,516,626
Other debt securities		7,429,687
Equity securities:
Stocks		1,094,441
Other equity securities		193,221
Loans:
Private placed corporate bonds		823,071
Other loans		131,105
Due from financial institutions:
Other due from financial institutions		381,719
Others		78,808

Sub-total		50,987,847

Financial Investments
Financial assets measured at fair value through other comprehensive income
Debt securities:
Government and public bonds		3,475,214
Financial bonds		20,107,719
Corporate bonds		10,540,985
Asset-backed securities		1,100,041
Other debt securities		19,675
Equity securities:
Stocks		2,262,379
Equity investments		38,584
Other equity securities		69,153
Loans:
Private placed corporate bonds		389,822

Sub-total		38,003,572

Securities measured at amortized cost
Debt securities:
Government and public bonds		5,090,051
Financial bonds		6,847,055
Corporate bonds		6,943,332
Asset-backed securities		4,782,800
Allowance		(1,716)

Sub-total		23,661,522

Total financial investments	￦	61,665,094

	2019
	(In millions of Korean won)
Financial assets at fair value through profit or loss
Debt securities:
Government and public bonds	￦	6,569,472
Financial bonds		16,360,495
Corporate bonds		3,218,480
Asset-backed securities		124,898
Beneficiary certificates		12,375,326
Derivatives linked securities		3,623,648
Other debt securities		8,449,207
Equity securities:
Stocks		1,716,149
Other equity securities		387,694
Loans:
Private placed corporate bonds		265,499
Other loans		162,046
Due from financial institutions:
Other due from financial institutions		216,367
Others		79,805

Sub-total		53,549,086

Financial Investments
Financial assets measured at fair value through other comprehensive income
Debt securities:
Government and public bonds		9,501,642
Financial bonds		20,913,361
Corporate bonds		12,289,820
Asset-backed securities		832,160
Other debt securities		19,865
Equity securities:
Stocks		2,377,994
Equity investments		41,042
Other equity securities		85,069
Loans:
Private placed corporate bonds		375,098

Sub-total		46,436,051

Securities measured at amortized cost
Debt securities:
Government and public bonds		5,395,720
Financial bonds		8,157,428
Corporate bonds		7,536,805
Asset-backed securities		4,258,274
Allowance		(1,672)

Sub-total		25,346,555

Total financial investments	￦	71,782,606

Dividend incomes from the equity securities measured at fair value through other comprehensive income for the years ended December 31, 2018 and 2019, are as follows:

		2018
		From the financial asset derecognized		From the remaining financial asset
		(In millions of Korean won)
Equity securities at fair value through other comprehensive income
Stocks	Listed	￦	—	￦	22,173
	Non-listed		—		25,121
Equity investments			—		2,256
Other equity securities			2,508		1,798

		￦	2,508	￦	51,348

		2019
		From the financial asset derecognized		From the remaining financial asset
		(In millions of Korean won)
Equity securities at fair value through other comprehensive income
Stocks	Listed	￦	—	￦	26,121
	Non-listed		—		25,599
Equity investments			—		95
Other equity securities			—		2,953

		￦	—	￦	54,768

The derecognized equity securities, measured at fair value through other comprehensive income for the years ended December 31, 2018 and 2019, are as follows:

		2018
		Disposal price		Accumulated OCI as of disposal date
		(In millions of Korean won)
Equity securities at fair value through other comprehensive income
Stocks	Listed	￦	26,877	￦	18,330
	Non-listed		480		480
Other equity securities			80,000		2,567

		￦	107,357	￦	21,377

		2019
		Disposal price		Accumulated OCI as of disposal date
		(In millions of Korean won)
Equity securities at fair value through other comprehensive income
Stocks	Listed	￦	18,342	￦	(25,652)
	Non-listed		1,671		169
Other equity securities			—		—

		￦	20,013	￦	(25,483)

Provision, and reversal for the allowance of financial investments for the years ended December 31, 2018 and 2019, are as follows:

	2018
	Impairment losses		Reversal of impairment		Total
	(In millions of Korean won)
Securities measured at fair value through other comprehensive income	￦	860	￦	873	￦	(13)
Loans measured at fair value through other comprehensive income		963		826		137
Securities measured at amortized cost		296		282		14

Total	￦	2,119	￦	1,981	￦	138

	2019
	Impairment losses		Reversal of impairment		Total
	(In millions of Korean won)
Securities measured at fair value through other comprehensive income	￦	1,537	￦	1,144	￦	393
Loans measured at fair value through other comprehensive income		170		982		(812)
Securities measured at amortized cost		216		280		(64)

Total	￦	1,923	￦	2,406	￦	(483)

The impairment losses and the reversal of impairment losses in financial investments for the years ended December 31, 2017, is as follows:

	2017
	Impairment	Reversal		Net
	(In millions of Korean won)
Available-for-sale financial assets	￦ (47,917)	￦	—	￦ (47,917)

Changes in the allowances for debt securities for the years ended December 31, 2018 and 2019, are as follows:

	2018
	12-month expected credit losses		Lifetime expected credit losses
			Non-impaired		Impaired
	(In millions of Korean won)
Beginning[1]	￦	4,937	￦	482	￦	720
Transfer between stages
Transfer to 12-month expected credit losses		125		(125)		—
Transfer to lifetime expected credit losses		—		—		—
Impairment		—		—		—
Disposal		(170)		—		—
Provision (reversal) for loan losses		716		(180)		(398)
Others (change of currency ratio, etc.)		49		16		—

Ending	￦	5,657	￦	193	￦	322

[1]	Prepared in accordance with IFRS 9.

	2019
	12-month expected credit losses		Lifetime expected credit losses
			Non-impaired		Impaired
	(In millions of Korean won)
Beginning	￦	5,657	￦	193	￦	322
Transfer between stages
Transfer to 12-month expected credit losses		437		(188)		(249)
Transfer to lifetime expected credit losses		(669)		669		—
Impairment		—		—		—
Disposal		(329)		—		—
Provision (reversal) for loan losses		219		(702)		—
Others (change of currency ratio, etc.)		55		28		(73)

Ending	￦	5,370	￦	—	￦	—

13. Investments in Associates and Joint Ventures

Investments in associates and joint ventures as of December 31, 2018 and 2019, are as follows:

	2018
	Ownership (%)	Acquisition cost		Share of net asset amount		Carrying amount		Industry	Location
	(In millions of Korean won)
Associates and Joint ventures[14]
KB Pre IPO Secondary Venture Fund 1st1	15.19	￦	1,454	￦	1,649	￦	1,649	Investment finance	Korea
KB GwS Private Securities Investment Trust	26.74		113,880		136,208		134,362	Investment finance	Korea
KB-KDBC New Technology Business Investment Fund[10]	66.66		15,000		14,594		14,594	Investment finance	Korea
KB Star office Private real estate Investment Trust No.1	21.05		20,000		20,252		19,839	Investment finance	Korea
PT Bank Bukopin TBK[16,17]	22.00		116,422		106,484		113,932	Banking and foreign exchange transaction	Indonesia
Sun Surgery Center Inc.	28.00		2,682		2,760		2,715	Hospital	United States of America
Dae-A Leisure Co., Ltd.[8]	49.36		—		1,613		578	Earth works	Korea
Doosung Metal Co., Ltd[8]	26.52		—		(16)		—	Manufacture of metal products	Korea
RAND Bio Science Co., Ltd.	21.91		2,000		185		843	Research and experimental development on medical sciences and pharmacy	Korea
Balhae Infrastructure Company[1]	12.61		104,622		108,050		108,050	Investment finance	Korea
Aju Good Technology Venture Fund	38.46		18,038		18,134		18,134	Investment finance	Korea
Acts Co., Ltd.[12]	7.14		500		(14)		—	Manufacture of optical lens and elements	Korea
SY Auto Capital Co., Ltd.	49.00		9,800		15,257		10,672	Installment loan	Korea
Wise Asset Management Co., Ltd.[9]	33.00		—		—		—	Asset management	Korea
Incheon Bridge Co., Ltd.[1]	14.99		9,158		(16,689)		—	Operation of highways and related facilities	Korea
Jungdong Steel Co., Ltd.[8]	42.88		—		(433)		—	Wholesale of primary metal	Korea
Kendae Co., Ltd.[8]	41.01		—		(252)		98	Screen printing	Korea
Dongjo Co., Ltd.[8]	29.29		—		806		115	Wholesale of agricultural and forestry machinery and equipment	Korea
Dpaps Co., Ltd.[8]	38.62		—		14		—	Wholesale of paper products	Korea
Big Dipper Co., Ltd.	29.33		440		166		280	Big data consulting	Korea
Builton Co., Ltd.[14]	21.96		800		67		304	Software development and supply	Korea
Shinla Construction Co., Ltd.[8]	20.24		—		(551)		—	Specialty construction	Korea
Shinhwa Underwear Co., Ltd.[8]	26.24		—		(57)		185	Manufacture of underwear and sleepwear	Korea
A-PRO Co., Ltd.[1]	13.71		1,500		1,554		1,403	Manufacture of electric power storage system	Korea
MJT&I Co., Ltd.[8]	22.89		—		(606)		122	Wholesale of other goods	Korea
Jaeyang Industry Co., Ltd.[8]	20.86		—		(552)		—	Manufacture of luggage and other protective cases	Korea
Jungdo Co., Ltd.[8]	25.53		—		1,492		—	Office, commercial and institutional building construction	Korea
Jinseung Tech Co., Ltd.[8]	30.04		—		(176)		—	Manufacture of other general-purpose machinery n.e.c.	Korea
Terra Co., Ltd.[8]	24.06		—		2		—	Manufacture of hand-operated kitchen appliances and metal ware	Korea

	2018
	Ownership (%)	Acquisition cost		Share of net asset amount		Carrying amount		Industry	Location
	(In millions of Korean won)
Paycoms Co., Ltd.[11]	11.70		800		71		103	System software publishing	Korea
Food Factory Co., Ltd.[13]	22.22		1,000		206		928	Farm product distribution industry	Korea
Korea NM Tech Co., Ltd.[8]	22.41		—		552		—	Manufacture of motor vehicles, trailers and semitrailers	Korea
KB IGen Private Equity Fund No.1[1]	0.03		—		—		—	Investment finance	Korea
KB No.9 Special Purpose Acquisition Company[1]	0.11		24		31		31	SPAC	Korea
KB No.10 Special Purpose Acquisition Company[1,2]	0.19		10		20		20	SPAC	Korea
KB No.11 Special Purpose Acquisition Company[1,3]	0.31		10		19		19	SPAC	Korea
KB Private Equity FundIII[1]	15.68		8,000		7,830		7,830	Investment finance	Korea
Korea Credit Bureau Co., Ltd.[1]	9.00		4,500		5,941		5,941	Credit information	Korea
KoFC KBIC Frontier Champ 2010-5(PEF)	50.00		364		233		233	Investment finance	Korea
KoFC POSCO HANHWA KB shared growth Private Equity Fund No.2	25.00		12,970		14,601		14,601	Investment finance	Korea
Keystone-Hyundai Securities No. 1 Private Equity Fund[1]	5.64		1,842		1,581		1,581	Investment finance	Korea
POSCO-KB Shipbuilding Fund	31.25		5,000		4,463		4,463	Investment finance	Korea
GH Real Estate I LP	42.00		17,678		17,252		17,252	Asset management	Guernsey
KB-TS Technology Venture Private Equity Fund[10]	56.00		14,224		13,777		13,777	Investment finance	Korea
KB-Brain KOSDAQ Scale-up New Technology Business Investment Fund[10]	42.55		8,000		7,930		7,930	Investment finance	Korea
KB-SJ Tourism Venture Fund[1,10]	18.52		1,500		1,386		1,386	Investment finance	Korea
UNION Media Commerce Fund	29.00		1,000		962		962	Investment finance	Korea
CHONG IL MACHINE & TOOLS CO., LTD.[8]	21.71		—		(107)		—	Machinery and equipment wholesale	Korea
IMT TECHNOLOGY CO., LTD.[8]	25.29		—		18		—	Computer Peripherals Distribution	Korea
IWON ALLOY CO., LTD.[8]	23.31		—		394		—	Manufacture of smelting, refining and alloys	Korea
CARLIFE CO., LTD.[8]	24.39		—		(75)		—	Publishing of magazines and periodicals (publishing industry)	Korea
COMPUTERLIFE CO., LTD.[8]	45.71		—		(329)		—	Publishing of magazines and periodicals (publishing industry)	Korea
SKYDIGITAL INC.[8]	20.40		—		(142)		—	Multi Media, Manufacture of Multi Media Equipment	Korea
Jo Yang Industrial Co., LTD.[8]	23.14		—		75		—	Manufacture of Special Glass	Korea

Total		￦	493,218	￦	486,630	￦	504,932

	2019
	Ownership (%)	Acquisition cost		Share of net asset amount		Carrying amount		Industry	Location
	(In millions of Korean won)
Associates and Joint ventures
KB Pre IPO Secondary Venture Fund 1st1	15.19	￦	1,137	￦	1,705	￦	1,705	Investment finance	Korea
KB GwS Private Securities Investment Trust	26.74		113,880		138,013		136,168	Investment finance	Korea
KB-KDBC New Technology Business Investment Fund[10]	66.66		20,000		18,988		18,988	Investment finance	Korea
KB Star office Private real estate Investment Trust No.1	21.05		20,000		19,839		19,839	Investment finance	Korea
PT Bank Bukopin TBK[16,17]	22.00		116,422		115,321		121,381	Banking and foreign exchange transaction	Indonesia
Dae-A Leisure Co., Ltd.[8]	49.36		—		1,613		578	Earth works	Korea
Doosung Metal Co., Ltd[8]	26.52		—		(62)		—	Manufacture of metal products	Korea
RAND Bio Science Co., Ltd.[1]	14.92		2,000		1,037		—	Research and experimental development on medical sciences and pharmacy	Korea
Balhae Infrastructure Company[1]	12.61		105,214		101,391		101,391	Investment finance	Korea
Aju Good Technology Venture Fund	38.46		19,998		23,016		23,016	Investment finance	Korea
Acts Co., Ltd.[12]	7.14		500		(119)		—	Manufacture of optical lens and elements	Korea
SY Auto Capital Co., Ltd.	49.00		9,800		17,736		12,725	Installment loan	Korea
Wise Asset Management Co., Ltd.[9]	33.00		—		—		—	Asset management	Korea
Incheon Bridge Co., Ltd.[1]	14.99		9,158		(14,746)		—	Operation of highways and related facilities	Korea
Jungdong Steel Co., Ltd.[8]	42.88		—		(433)		—	Wholesale of primary metal	Korea
Kendae Co., Ltd.[8]	41.01		—		(252)		98	Screen printing	Korea
Dongjo Co., Ltd.[8]	29.29		—		806		115	Wholesale of agricultural and forestry machinery and equipment	Korea
Dpaps Co., Ltd.[8]	38.62		—		—		—	Wholesale of paper products	Korea
Big Dipper Co., Ltd.	29.33		440		10		125	Big data consulting	Korea
Shinla Construction Co., Ltd.[8]	20.24		—		(551)		—	Specialty construction	Korea
Shinhwa Underwear Co., Ltd.[8]	26.24		—		16		258	Manufacture of underwear and sleepwear	Korea
A-PRO Co., Ltd.[1]	15.19		1,500		2,565		2,790	Manufacture of electric power storage system	Korea
MJT&I Co., Ltd.[8]	22.89		—		(613)		116	Wholesale of other goods	Korea
Jaeyang Industry Co., Ltd.[8]	20.86		—		(552)		—	Manufacture of luggage and other protective cases	Korea
Jungdo Co., Ltd.[8]	25.53		—		1,492		—	Office, commercial and institutional building construction	Korea
Jinseung Tech Co., Ltd.[8]	30.04		—		(194)		—	Manufacture of other general-purpose machinery n.e.c.	Korea
Terra Co., Ltd.[8]	24.06		—		2		—	Manufacture of hand-operated kitchen appliances and metal ware	Korea
Paycoms Co., Ltd.[11]	11.7		800		17		45	System software publishing	Korea
Food Factory Co., Ltd.[13]	22.22		1,000		398		1,000	Farm product distribution industry	Korea
Korea NM Tech Co., Ltd.[8]	22.41		—		552		—	Manufacture of motor vehicles, trailers and semitrailers	Korea

	2019
	Ownership (%)	Acquisition cost	Share of net asset amount	Carrying amount	Industry	Location
	(In millions of Korean won)
KB IGen Private Equity Fund No.1[1]	0.03	—	—	—	Investment finance	Korea
KB No.17 Special Purpose Acquisition Company[1,4]	0.02	1	1	1	SPAC	Korea
KB No.18 Special Purpose Acquisition Company[1,5]	0.02	2	3	3	SPAC	Korea
KB No.19 Special Purpose Acquisition Company[1,6]	0.01	1	2	2	SPAC	Korea
KB No.20 Special Purpose Acquisition Company[1,7]	0.02	1	1	1	SPAC	Korea
KBSP Private Equity Fund IV1,[10]	14.95	6,100	5,904	5,904	Investment finance	Korea
KB Private Equity Fund III[1]	15.69	8,000	7,754	7,754	Investment finance	Korea
Korea Credit Bureau Co., Ltd.[1]	9	4,500	5,991	5,991	Credit information	Korea
KoFC POSCO HANHWA KB shared growth Private Equity Fund No.2	25	12,970	13,616	13,616	Investment finance	Korea
Keystone-Hyundai Securities No. 1 Private Equity Fund[1]	4.49	1,908	1,625	1,625	Investment finance	Korea
KB Social Impact Fund	30	1,500	1,465	1,465	Investment finance	Korea
KB-Solidus Global Healthcare Fund	43.33	42,697	45,021	45,718	Investment finance	Korea
POSCO-KB Shipbuilding Fund	31.25	7,500	6,847	6,847	Investment finance	Korea
GH Real Estate I LP	42	17,678	19,042	19,042	Asset management	Guernsey
KB-TS Technology Venture Private Equity Fund[10]	56	19,824	19,731	19,731	Investment finance	Korea
KB-Brain KOSDAQ Scale-up New Technology Business Investment Fund[10]	42.55	21,250	20,504	19,752	Investment finance	Korea
KB-SJ Tourism Venture Fund[1],[10]	18.52	3,000	2,761	2,761	Investment finance	Korea
UNION Media Commerce Fund	28.99	1,000	961	961	Investment finance	Korea
KB-Stonebridge Secondary Private Equity Fund[1]	14.56	5,215	4,944	4,944	Investment finance	Korea
KB SPROTT Renewable Private Equity FundI	37.69	1,667	1,295	1,295	Investment finance	Korea
KB-UTC Inno-Tech Venture Fund	44.29	450	417	417	Investment finance	Korea
CHONG IL MACHINE & TOOLS CO.,LTD.[8]	21.71	—	(126)	—	Machinery and equipment wholesale	Korea
IMT TECHNOLOGY CO., LTD.[8]	25.29	—	22	3	Computer Peripherals Distribution	Korea
IWON ALLOY CO.,LTD.[8]	23.31	—	394	—	Manufacture of smelting, refining and alloys	Korea
CARLIFE CO.,LTD.[8]	24.39	—	(75)	—	Publishing of magazines and periodicals (publishing industry)	Korea
COMPUTERLIFE CO.,LTD.[8]	45.71	—	(260)	69	Publishing of magazines and periodicals (publishing industry)	Korea
SKYDIGITAL INC.[8]	20.4	—	(248)	—	Multi Media, Manufacture of Multi Media Equipment	Korea
JO YANG INDUSTRIAL CO., LTD.[8]	23.14	—	75	—	Manufacture of Special Glass	Korea
IL-KWANG ELECTRONIC MATERIALS CO.,LTD.[8]	29.06	—	(398)	—	Electronic parts	Korea

	2019
	Ownership (%)	Acquisition cost		Share of net asset amount		Carrying amount		Industry	Location
	(In millions of Korean won)
SO-MYUNG RECYCLING CO.,LTD.[8]	20.23		—		184		—	Non-ferrous metals	Korea
IDTECK CO., LTD.[8]	32.8		—		(103)		—	Other wireless communication equipment manufacturing	Korea
Seyoon Development Company.[8]	26.95		—		2		—	Civil facilities construction	Korea
PIP System CO., LTD[8]	20.72		—		27		—	Print equipment	Korea

Total		￦	577,113	￦	584,374	￦	598,240

[1]

As of December 31, 2018 and 2019, the Group is represented on the governing bodies of its associates. Therefore, the Group has a significant influence over the decision-making process relating to their financial and business policies.

[2]	The market value of KB No.10 Special Purpose Acquisition Company, reflecting the quoted market price as of December 31, 2018, amounts to ￦ 20 million.
[3]	The market value of KB No.11 Special Purpose Acquisition Company, reflecting the quoted market price as of December 31, 2018, amounts to ￦ 21 million.
[4]	The market value of KB No.17 Special Purpose Acquisition Company, reflecting the quoted market price as of December 31, 2019, amounts to ￦ 2 million.
[5]	The market value of KB No.18 Special Purpose Acquisition Company, reflecting the quoted market price as of December 31, 2019, amounts to ￦ 4 million.
[6]	The market value of KB No.19 Special Purpose Acquisition Company, reflecting the quoted market price as of December 31, 2019, amounts to ￦ 2 million.
[7]	The market value of KB No.20 Special Purpose Acquisition Company, reflecting the quoted market price as of December 31, 2019, amounts to ￦ 2 million.
[8]	Reclassified to investments in associates due to termination of rehabilitation procedures.
[9]	Carrying amount of the investment has been recognized as a loss from the date Hyundai Securities Co., Ltd. was included in the consolidation scope.
[10]

In order to direct relevant activities, it is necessary to obtain the consent of the two co-operative members; the Group has applied the equity method as the Group cannot control the investee by itself.

[11]	The ownership of Paycoms Co., Ltd. would be 22.96% and 22.96% as of December 31, 2018 and 2019, respectively, considering the potential voting rights from convertible bond.
[12]	The ownership of Acts Co., Ltd. would be 27.22% and 27.22% as of December 31, 2018 and 2019, respectively, considering the potential voting rights from convertible bond.
[13]	The ownership of Food Factory Co., Ltd. would be 30.00% and 30.00% as of December 31, 2018 and 2019, respectively, considering the potential voting rights from convertible bond.
[14]	The ownership of Builton Co., Ltd. would be 26.86% as of December 31, 2018, considering the potential voting rights from convertible bond.
[15]

In accordance with IAS 28 Investments in Associates and Joint Ventures, application of the equity method is exempted, and the Group designates its investments measured at fair value through profit or loss in Rainist Co., Ltd., RMGP Bio-Pharma Investment Fund, L.P.,RMGP Bio-Pharma Investment, L.P., HEYBIT, Inc.,Hasys.,Stratio, Inc., Honest Fund Co.,Ltd., Cellincells Co., Ltd., CY CO., Ltd., ZOYI corporation INC., KOSESEUJITO CO., LTD., Bomapp Inc., KB Cape No.1 Private Equity Fund., Mitoimmune Therapeutics, BNF Corporation Ltd., Fabric Types CO.,LTD..

[16]

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

[17]	The fair value of PT Bank Bukopin TBK ordinary share, reflecting the quoted market price, is ￦ 53,540 million and ￦ 47,709 million as of December 31, 2018 and 2019.

Summarized financial information on major associates, adjustments to carrying amount of investment in associates and joint ventures and dividends received from the associates and joint ventures are as follows:

	2018[1]
	Total assets		Total liabilities		Share capital		Equity		Share of net asset amount		Unrealized gains (losses)		Consolidated carrying amount
	(In millions of Korean won)
Associates and Joint ventures
KB Pre IPO Secondary Venture Fund 1st	￦	10,864	￦	9	￦	10,120	￦	10,855	￦	1,649	￦	—	￦	1,649
KB GwS Private Securities Investment Trust		516,115		741		425,814		515,374		136,208		(1,846)		134,362
KB-KDBC New Technology Business Investment Fund		22,492		602		22,500		21,890		14,594		—		14,594
KB Star office Private real estate Investment Trust No.1		218,025		121,828		95,000		96,197		20,252		(413)		19,839
PT Bank Bukopin TBK[2]		7,195,249		6,711,233		106,536		484,016		106,484		7,448		113,932
Sun Surgery Center Inc		10,468		610		9,428		9,858		2,760		(45)		2,715
RAND Bio Science Co., Ltd.		2,913		2,070		913		843		185		658		843
Balhae Infrastructure Company		859,040		1,843		829,995		857,197		108,050		—		108,050
Aju Good Technology Venture Fund		47,216		66		46,900		47,150		18,134		—		18,134
Acts Co., Ltd.		6,666		6,823		117		(157)		(14)		14		—
SY Auto Capital Co., Ltd.		89,948		58,812		20,000		31,136		15,257		(4,585)		10,672
Incheon Bridge Co., Ltd.		617,560		728,896		61,096		(111,336)		(16,689)		16,689		—
Big Dipper Co., Ltd.		723		157		1,500		566		166		114		280
Builton Co., Ltd.		1,908		1,604		325		304		67		237		304
A-PRO Co., Ltd.		29,438		18,099		1,713		11,339		1,554		(151)		1,403
Paycoms Co., Ltd.		2,126		1,520		855		606		71		32		103
Food Factory Co., Ltd.		4,096		3,168		450		928		206		722		928
KB IGen Private Equity Fund No. 1		148		8		170		140		—		—		—
KB No.9 Special Purpose Acquisition Company		30,288		2,629		1,382		27,659		31		—		31
KB No.10 Special Purpose Acquisition Company		11,960		1,704		521		10,256		20		—		20
KB No.11 Special Purpose Acquisition Company		6,807		742		321		6,065		19		—		19
KB Private Equity FundIII		49,924		5		51,000		49,919		7,830		—		7,830
Korea Credit Bureau Co., Ltd.		88,797		22,788		10,000		66,009		5,941		—		5,941
KoFC KBIC Frontier Champ 2010-5(PEF)		469		3		300		466		233		—		233
KoFC POSCO HANHWA KB shared growth Private Equity Fund No. 2		59,464		1,061		51,880		58,403		14,601		—		14,601
Keystone-Hyundai Securities No. 1 Private Equity Fund		177,024		151,862		34,114		25,162		1,581		—		1,581
POSCO-KB Shipbuilding Fund		14,287		4		16,000		14,283		4,463		—		4,463
GH Real Estate I LP		41,206		190		42,093		41,016		17,252		—		17,252
KB-TS Technology Venture Private Equity Fund		24,810		208		25,400		24,602		13,777		—		13,777
KB-Brain KOSDAQ Scale-up New Technology Business Investment Fund		18,820		181		18,800		18,639		7,930		—		7,930
KB-SJ Tourism Venture Fund		7,484		2		8,100		7,482		1,386		—		1,386
UNION Media Commerce Fund		3,318		—		3,450		3,318		962		—		962

	2018[1]
	Operating income		Profit (loss)		Other comprehensive income		Total comprehensive income		Dividends
	(In millions of Korean won)
Associates and Joint ventures
KB Pre IPO Secondary Venture Fund 1st	￦	2,140	￦	1,404	￦	—	￦	1,404	￦	—
KB GwS Private Securities Investment Trust		42,502		41,524		—		41,524		8,160
KB-KDBC New Technology Business Investment Fund		39		(568)		—		(568)		—
KB Star office Private real estate Investment Trust No.1		14,092		6,135		—		6,135		1,162
PT Bank Bukopin TBK[2]		148,793		(8,843)		(2,325)		(11,168)		—
Sun Surgery Center Inc.		873		71		342		413		—
RAND Bio Science Co., Ltd.		—		(2,076)		—		(2,076)		—
Balhae Infrastructure Company		61,525		54,241		—		54,241		6,804
Aju Good Technology Venture Fund		2,491		1,356		—		1,356		—
Acts Co., Ltd.		2,472		(628)		—		(628)		—
SY Auto Capital Co., Ltd.		16,525		2,729		(151)		2,578		—
Incheon Bridge Co., Ltd.		94,373		(2,757)		—		(2,757)		—
Big Dipper Co., Ltd.		441		(543)		—		(543)		—
Builton Co., Ltd.		1,867		(287)		—		(287)		—
A-PRO Co., Ltd.		47,926		2,015		—		2,015		—
Paycoms Co., Ltd.		686		(409)		—		(409)		—
Food Factory Co., Ltd.		4,753		412		—		412		—
KB IGen Private Equity Fund No. 1		—		3,693		—		3,693		—
KB No.9 Special Purpose Acquisition Company		—		262		—		262		—
KB No.10 Special Purpose Acquisition Company		—		73		—		73		—
KB No.11 Special Purpose Acquisition Company		—		218		—		218		—
KB Private Equity FundIII		—		(438)		—		(438)		—
Korea Credit Bureau Co., Ltd.		78,018		9,901		—		9,901		112
KoFC KBIC Frontier Champ 2010-5(PEF)		1,460		1,453		—		1,453		999
KoFC POSCO HANHWA KB shared growth Private Equity Fund No. 2		2,401		(12,313)		—		(12,313)		—
Keystone-Hyundai Securities No. 1 Private Equity Fund		15,507		(3,194)		—		(3,194)		—
POSCO-KB Shipbuilding Fund		160		(1,222)		—		(1,222)		—
GH Real Estate I LP		4,293		3,089		(307)		2,782		1,595
KB-TS Technology Venture Private Equity Fund		—		(798)		—		(798)		—
KB-Brain KOSDAQ Scale-up New Technology Business Investment Fund		20		(161)		—		(161)		—
KB-SJ Tourism Venture Fund		—		(618)		—		(618)		—
UNION Media Commerce Fund		—		(132)		—		(132)		—

	2019[1]
	Total assets		Total liabilities		Share capital		Equity		Share of net asset amount		Unrealized gains (losses)		Consolidated carrying amount
	(In millions of Korean won)
Associates and Joint ventures
KB Pre IPO Secondary Venture Fund 1st	￦	11,237	￦	20	￦	8,690	￦	11,217	￦	1,705	￦	—	￦	1,705
KB GwS Private Securities Investment Trust		522,865		741		425,814		522,124		138,013		(1,845)		136,168
KB-KDBC New Technology Business Investment Fund		29,086		603		30,000		28,483		18,988		—		18,988
KB Star office Private real estate Investment Trust No.1		218,611		122,465		95,000		96,146		19,839		—		19,839
PT Bank Bukopin TBK[2]		8,148,013		7,623,829		106,536		524,184		115,321		6,060		121,381
RAND Bioscience Co., Ltd.		7,026		74		1,340		6,952		1,037		(1,037)		—
Balhae Infrastructure Company		806,218		1,854		834,695		804,364		101,391		—		101,391
Aju Good Technology Venture Fund		60,675		828		52,000		59,847		23,016		—		23,016
Acts Co., Ltd.		5,302		6,973		117		(1,671)		(119)		119		—
SY Auto Capital Co., Ltd.		88,611		52,415		20,000		36,196		17,736		(5,011)		12,725
Incheon Bridge Co., Ltd.		609,194		707,563		61,096		(98,369)		(14,746)		14,746		—
Big Dipper Co., Ltd.		370		336		1,500		34		10		115		125
A-PRO Co., Ltd.		47,164		30,281		2,468		16,883		2,565		225		2,790
Paycoms Co., Ltd.		1,763		1,620		855		143		17		28		45
Food Factory Co., Ltd.		5,587		3,797		450		1,790		398		602		1,000
KB IGen Private Equity Fund No. 1		191		8		7,270		183		—		—		—
KB No.17 Special Purpose Acquisition Company		11,857		1,328		546		10,529		1		—		1
KB No.18 Special Purpose Acquisition Company		17,242		2,022		782		15,220		3		—		3
KB No.19 Special Purpose Acquisition Company		9,123		924		430		8,199		2		—		2
KB No.20 Special Purpose Acquisition Company		1,991		1,372		50		619		1		—		1
KBSP Private Equity Fund IV		39,492		2		40,800		39,490		5,904		—		5,904
KB Private Equity Fund III		49,437		4		51,000		49,433		7,754		—		7,754
Korea Credit Bureau Co., Ltd.		96,855		30,289		10,000		66,566		5,991		—		5,991
KoFC POSCO HANHWA KB shared growth Private Equity Fund No. 2		55,524		1,063		51,880		54,461		13,616		—		13,616
Keystone-Hyundai Securities No. 1 Private Equity Fund		187,156		153,842		42,837		33,314		1,625		—		1,625
KB Social Impact Fund		4,885		3		5,000		4,882		1,465		—		1,465
KB-Solidus Global Healthcare Fund		103,896		5		61,800		103,891		45,021		697		45,718
POSCO-KB Shipbuilding Fund		21,916		4		24,000		21,912		6,847		—		6,847
GH Real Estate I LP		45,340		61		42,093		45,279		19,042		—		19,042
KB-TS Technology Venture Private Equity Fund		36,445		1,212		35,400		35,233		19,731		—		19,731
KB-Brain KOSDAQ Scale-up New Technology Business Investment Fund		48,369		185		51,700		48,184		20,504		(752)		19,752
KB-SJ Tourism Venture Fund		14,914		4		16,200		14,910		2,761		—		2,761
UNION Media Commerce Fund		3,318		4		3,450		3,314		961		—		961
KB-Stonebridge Secondary Private Equity Fund		34,450		507		35,805		33,943		4,944		—		4,944
KB SPROTT Renewable Private Equity FundI		3,686		249		9,640		3,437		1,295		—		1,295
KB-UTC Inno-Tech Venture Fund		1,016		75		1,016		941		417		—		417

	2019[1]
	Operating income		Profit (loss)		Other comprehensive income		Total comprehensive income		Dividends
	(In millions of Korean won)
Associates and Joint ventures
KB Pre IPO Secondary Venture Fund 1st	￦	3,225	￦	2,452	￦	—	￦	2,452	￦	—
KB GwS Private Securities Investment Trust		42,503		41,524		—		41,524		9,297
KB-KDBC New Technology Business Investment Fund		371		(638)		—		(638)		—
KB Star office Private real estate Investment Trust No.1		14,455		6,004		—		6,004		—
PT Bank Bukopin TBK[2]		721,169		(5,612)		45,780		40,168		—
RAND Bioscience Co., Ltd.		—		(2,928)		—		(2,928)		—
Balhae Infrastructure Company		62,113		(3,153)		—		(3,153)		6,855
Aju Good Technology Venture Fund		9,288		7,734		—		7,734		—
Acts Co., Ltd.		1,542		(507)		—		(507)		—
SY Auto Capital Co., Ltd.		20,394		5,292		(215)		5,077		—
Incheon Bridge Co., Ltd.		107,178		9,127		—		9,127		—
Big Dipper Co., Ltd.		598		(532)		—		(532)		—
A-PRO Co., Ltd.		47,725		7,702		—		7,702		—
Paycoms Co., Ltd.		262		(343)		—		(343)		—
Food Factory Co., Ltd.		6,807		664		—		664		—
KB IGen Private Equity Fund No. 1		—		5,851		—		5,851		—
KB No.17 Special Purpose Acquisition Company		—		8		—		8		—
KB No.18 Special Purpose Acquisition Company		—		(3)		—		(3)		—
KB No.19 Special Purpose Acquisition Company		—		(25)		—		(25)		—
KB No.20 Special Purpose Acquisition Company		—		(9)		—		(9)		—
KBSP Private Equity Fund IV		39		(1,304)		—		(1,304)		—
KB Private Equity Fund III		—		(485)		—		(485)		—
Korea Credit Bureau Co., Ltd.		91,200		1,480		—		1,480		135
KoFC POSCO HANHWA KB shared growth Private Equity Fund No. 2		4,077		(3,911)		—		(3,911)		—
Keystone-Hyundai Securities No. 1 Private Equity Fund		18,342		(572)		—		(572)		—
KB Social Impact Fund		8		(118)		—		(118)		—
KB-Solidus Global Healthcare Fund		13,085		8,708		—		8,708		—
POSCO-KB Shipbuilding Fund		1,000		(371)		—		(371)		—
GH Real Estate I LP		5,043		3,698		565		4,263		—
KB-TS Technology Venture Private Equity Fund		1,643		632		—		632		—
KB-Brain KOSDAQ Scale-up New Technology Business Investment Fund		138		(3,355)		—		(3,355)		—
KB-SJ Tourism Venture Fund		—		(673)		—		(673)		—
UNION Media Commerce Fund		—		(3)		—		(3)		—
KB-Stonebridge Secondary Private Equity Fund		346		(1,856)		—		(1,856)		—
KB SPROTT Renewable Private Equity FundI		1		(986)		—		(986)		—
KB-UTC Inno-Tech Venture Fund		—		(75)		—		(75)		—

[1]

The amounts included in the financial statements of the associates and joint ventures are adjusted to reflect adjustments made by the entity; such as, fair value adjustments made at the time of acquisition and adjustments for differences in accounting policies.

[2]	The amounts of goodwill on PT Bank Bukopin TBK is ￦ 4,101 million and ￦ 4,528 million as of December 31, 2018 and December 31, 2019, respectively.

Changes in investments in associates and joint ventures for the years ended December 31, 2018 and 2019, are as follows:

	2018
	Beginning[1]		Acquisition and others		Disposal and others		Dividends		Gains (losses) on equity- method accounting		Other- comprehensive income		Others		Ending
	(In millions of Korean won)
Associates and Joint ventures
KB Pre IPO Secondary Venture Fund 1st	￦	1,551	￦	—	￦	(217)	￦	—	￦	315	￦	—	￦	—	￦	1,649
KB GwS Private Securities Investment Trust		131,420		—		—		(8,160)		11,102		—		—		134,362
KB-KDBC New Technology Business Investment Fund		4,972		10,000		—		—		(378)		—		—		14,594
KB Star office Private real estate Investment Trust No.1		19,709		—		—		(1,162)		1,292		—		—		19,839
PT Bank Bukopin TBK		—		116,422		—		—		(1,946)		(544)		—		113,932
Sun Surgery Center Inc.		2,682		—		—		—		33		—		—		2,715
Dae-A Leisure Co., Ltd.		—		—		—		—		3,698		(3,120)		—		578
RAND Bio Science Co., Ltd.		2,000		—		—		—		(1,157)		—		—		843
Balhae Infrastructure Company		105,190		4,645		(1,817)		(6,804)		6,836		—		—		108,050
Bungaejangter Inc.[3]		3,484		—		(1,384)		—		—		—		(2,100)		—
Aju Good Technology Venture Fund		8,230		9,808		—		—		96		—		—		18,134
Acts Co., Ltd. [2]		500		—		—		—		—		—		(500)		—
SY Auto Capital Co., Ltd.		8,070		—		—		—		2,676		(74)		—		10,672
Kendae Co., Ltd.		127		—		—		—		(29)		—		—		98
Dong Jo Co., Ltd.		—		—		—		—		115		—		—		115
Big Dipper Co., Ltd.		440		—		—		—		(160)		—		—		280
Builton Co., Ltd.		800		—		—		—		(496)		—		—		304
Shinhwa Underwear Co., Ltd.		138		—		—		—		47		—		—		185
A-PRO Co., Ltd.		1,500		—		—		—		(97)		—		—		1,403
MJT&I Co., Ltd.		127		—		—		—		(5)		—		—		122
Inno Lending Co., Ltd.		230		—		(230)		—		—		—		—		—
Terra Co., Ltd.		20		—		—		—		(20)		—		—		—
Paycoms Co., Ltd.		800		—		—		—		(697)		—		—		103
Food Factory Co., Ltd.		1,000		—		—		—		(72)		—		—		928
KB IGen Private Equity Fund No. 1		3		—		(4)		—		1		—		—		—
KB No.8 Special Purpose Acquisition Company		20		—		(20)		—		—		—		—		—
KB No.9 Special Purpose Acquisition Company		31		—		—		—		—		—		—		31
KB No.10 Special Purpose Acquisition Company		20		—		—		—		—		—		—		20
KB No.11 Special Purpose Acquisition Company		19		—		—		—		1		(1)		—		19
KB Private Equity Fund III		7,899		—		—		—		(69)		—		—		7,830
Korea Credit Bureau Co., Ltd.		5,056		—		—		(112)		997		—		—		5,941
KoFC KBIC Frontier Champ 2010-5(PEF)		7,120		—		(6,121)		(999)		233		—		—		233
KoFC POSCO HANHWA KB shared growth Private Equity Fund No. 2		17,713		—		—		—		(1,873)		(1,239)		—		14,601
Keystone-Hyundai Securities No. 1 Private Equity Fund		1,761		—		—		—		(180)		—		—		1,581
POSCO-KB Shipbuilding Fund		2,345		2,500		—		—		(382)		—		—		4,463
Hyundai-Tongyang Agrifood Private Equity Fund		543		—		(74)		(469)		—		—		—		—
GH Real Estate I LP		—		17,678		—		(1,595)		1,298		(129)		—		17,252
KB-TS Technology Venture Private Equity Fund		—		14,224		—		—		(447)		—		—		13,777
KB-Brain KOSDAQ Scale-up New Technology Business Investment Fund		—		8,000		—		—		(70)		—		—		7,930
KB-SJ Tourism Venture Fund		—		1,500		—		—		(114)		—		—		1,386
CUBE Growth Fund No.2		—		1,300		(1,300)		—		—		—		—		—
UNION Media Commerce Fund		—		1,000		—		—		(38)		—		—		962

Total	￦	335,520	￦	187,077	￦	(11,167)	￦	(19,301)	￦	20,510	￦	(5,107)	￦	(2,600)	￦	504,932

[1]	Prepared in accordance with IFRS 9
[2]	Recognized ￦ 500 million loss in relation to impaired capital.
[3]	The amount of reclassification as financial assets is ￦ 2,100 million.
[4]	Gain on disposal of investments in associates and joint ventures for the year ended December 31, 2018 is ￦ 4,250 million.

	2019
	Beginning[1]		Acquisition and others		Disposal and others		Dividends		Gains (losses) on equity- method accounting		Other- comprehensive income		Impairment loss		Ending
	(In millions of Korean won)
Associates and Joint ventures
KB Pre IPO Secondary Venture Fund 1st	￦	1,649	￦	—	￦	(317)	￦	—	￦	373	￦	—	￦	—	￦	1,705
KB GwS Private Securities Investment Trust		134,362		—		—		(9,297)		11,103		—		—		136,168
KB-KDBC New Technology Business Investment Fund		14,594		5,000		—		—		(606)		—		—		18,988
KB Star office Private real estate Investment Trust No.1		19,839		—		—		—		—		—		—		19,839
PT Bank Bukopin TBK		113,932		—		—		—		(1,236)		10,408		(1,723)		121,381
Sun Surgery Center Inc.		2,715		—		(3,321)		—		396		210		—		—
Dae-A Leisure Co., Ltd.		578		—		—		—		—		—		—		578
RAND Bio Science Co., Ltd.		843		—		—		—		—		—		(843)		—
Balhae Infrastructure Company		108,050		592		—		(6,855)		(396)		—		—		101,391
Aju Good Technology Venture Fund		18,134		1,960		—		—		2,922		—		—		23,016
SY Auto Capital Co., Ltd.		10,672		—		—		—		2,158		(105)		—		12,725
Kendae Co., Ltd.		98		—		—		—		—		—		—		98
Dong Jo Co., Ltd.		115		—		—		—		—		—		—		115
Big Dipper Co., Ltd.		280		—		—		—		(155)		—		—		125
Builton Co., Ltd.		304		403		(839)		—		132		—		—		—
Shinhwa Underwear Co., Ltd.		185		—		—		—		73		—		—		258
A-PRO Co., Ltd.		1,403		—		—		—		1,386		1		—		2,790
MJT&I Co., Ltd.		122		—		—		—		(6)		—		—		116
Paycoms Co., Ltd.		103		—		—		—		(58)		—		—		45
Food Factory Co., Ltd.		928		—		—		—		72		—		—		1,000
KB No.9 Special Purpose Acquisition Company		31		—		(31)		—		—		—		—		—
KB No.10 Special Purpose Acquisition Company		20		—		(20)		—		—		—		—		—
KB No.11 Special Purpose Acquisition Company		19		—		(19)		—		—		—		—		—
KB No.17 Special Purpose Acquisition Company		—		1		—		—		—		—		—		1
KB No.18 Special Purpose Acquisition Company		—		2		—		—		—		1		—		3
KB No.19 Special Purpose Acquisition Company		—		1		—		—		—		1		—		2
KB No.20 Special Purpose Acquisition Company		—		1		—		—		—		—		—		1
KBSP Private Equity Fund IV		—		6,100		—		—		(196)		—		—		5,904
KB Private Equity Fund III		7,830		—		—		—		(76)		—		—		7,754
Korea Credit Bureau Co., Ltd.		5,941		—		—		(135)		185		—		—		5,991
KoFC KBIC Frontier Champ 2010-5(PEF)		233		—		(233)		—		—		—		—		—
KoFC POSCO HANHWA KB shared growth Private Equity Fund No. 2		14,601		—		—		—		(985)		—		—		13,616
Keystone-Hyundai Securities No. 1 Private Equity Fund		1,581		66		—		—		(26)		4		—		1,625
KB Social Impact Fund		—		1,500		—		—		(35)		—		—		1,465
KB-Solidus Global Healthcare Fund3		—		42,697		—		—		3,021		—		—		45,718
POSCO-KB Shipbuilding Fund		4,463		2,500		—		—		(116)		—		—		6,847
GH Real Estate I LP		17,252		—		—		—		1,553		237		—		19,042
KB-TS Technology Venture Private Equity Fund		13,777		7,440		(1,840)		—		269		85		—		19,731
KB-Brain KOSDAQ Scale-up New Technology Business Investment Fund		7,930		13,250		—		—		(1,428)		—		—		19,752
KB-SJ Tourism Venture Fund		1,386		1,500		—		—		(125)		—		—		2,761
UNION Media Commerce Fund		962		—		—		—		(1)		—		—		961
KB-Stonebridge Secondary Private Equity Fund		—		7,070		(1,855)		—		(271)		—		—		4,944
KB SPROTT Renewable Private Equity Fund No.1		—		1,667		—		—		(372)		—		—		1,295
KB-UTC Inno-Tech Venture Fund		—		450		—		—		(33)		—		—		417
IMT TECHNOLOGY CO., LTD.		—		—		—		—		3		—		—		3
COMPUTERLIFE CO., LTD.		—		—		—		—		69		—		—		69

Total	￦	504,932	￦	92,200	￦	(8,475)	￦	(16,287)	￦	17,594	￦	10,842	￦	(2,566)	￦	598,240

[1]	Gain on disposal of investments in associates and joint ventures for the year ended December 31, 2019 is ￦ 1,423 million.

Accumulated unrecognized share of losses in investments in associates and joint ventures due to discontinuation of applying the equity method for the years ended December 31, 2018 and 2019, are as follows:

	2018				2019
	Unrecognized loss		Accumulated unrecognized loss		Unrecognized loss		Accumulated unrecognized loss
	(In millions of Korean won)
Doosung Metal Co., Ltd	￦	(4)	￦	19	￦	46	￦	65
Incheon Bridge Co., Ltd.		487		16,689		(1,943)		14,746
Jungdong Steel Co., Ltd.		—		489		—		489
Dpaps Co., Ltd.		141		325		14		339
Shinla Construction Co., Ltd.		—		183		—		183
Jaeyang Industry Co., Ltd.		30		30		—		30
Terra Co., Ltd.		14		14		—		14
Jungdo Co., Ltd.		161		161		—		161
Jinseung Tech Co., Ltd.		3		3		18		21
Korea NM Tech Co., Ltd.		28		28		—		28
Chong il Machine & Tools Co., Ltd.		—		—		19		19
Skydigital Inc.		—		—		106		106

14. Property and Equipment, and Investment Properties

Details of property and equipment as of December 31, 2018 and 2019, are as follows:

	2018
	Acquisition cost		Accumulated depreciation		Accumulated impairment losses		Carrying amount
	(In millions of Korean won)
Land	￦	2,433,059	￦	—	￦	(1,018)	￦	2,432,041
Buildings		2,043,459		(707,389)		(5,859)		1,330,211
Leasehold improvements		878,078		(750,442)		—		127,636
Equipment and vehicles		1,729,223		(1,448,599)		—		280,624
Construction in progress		88,618		—		—		88,618
Financial lease assets		44,429		(31,432)		—		12,997

Total	￦	7,216,866	￦	(2,937,862)	￦	(6,877)	￦	4,272,127

	2019
	Acquisition cost		Accumulated depreciation		Accumulated impairment losses		Carrying amount
	(In millions of Korean won)
Land	￦	2,431,812	￦	—	￦	(1,018)	￦	2,430,794
Buildings		2,265,929		(757,147)		(5,859)		1,502,923
Leasehold improvements		865,531		(749,407)		—		116,124
Equipment and vehicles		1,867,739		(1,487,386)		—		380,353
Construction in progress		86,303		—		—		86,303
Right-of-use assets		854,327		(302,269)		(1,178)		550,880

Total	￦	8,371,641	￦	(3,296,209)	￦	(8,055)	￦	5,067,377

The changes in property and equipment for the years ended December 31, 2018 and 2019, are as follows:

	2018
	Beginning		Acquisition		Transfers[1]		Disposal		Depreciation[2]		Business combination		Others		Ending
	(In millions of Korean won)
Land	￦	2,474,354	￦	247	￦	(41,888)	￦	(691)	￦	—	￦	—	￦	19	￦	2,432,041
Buildings		1,371,153		3,738		9,683		(4,528)		(51,881)		—		2,046		1,330,211
Leasehold improvement		89,729		28,922		70,221		(633)		(71,931)		—		11,328		127,636
Equipment and vehicles		243,205		182,868		242		(1,026)		(144,791)		121		5		280,624
Construction in-progress		14,808		236,495		(161,330)		—		—		644		(1,999)		88,618
Financial lease assets		8,448		9,640		—		—		(5,091)		—		—		12,997

Total	￦	4,201,697	￦	461,910	￦	(123,072)	￦	(6,878)	￦	(273,694)	￦	765	￦	11,399	￦	4,272,127

	2019
	Beginning		Acquisition		Transfers[1]		Disposal		Depreciation[2]		Business combination		Others		Ending
	(In millions of Korean won)
Land	￦	2,432,041	￦	7,334	￦	(3,957)	￦	(4,907)	￦	—	￦	—	￦	283	￦	2,430,794
Buildings		1,330,211		10,908		220,535		(9,964)		(55,669)		—		6,902		1,502,923
Leasehold improvement[3]		122,309		13,398		58,645		(338)		(77,948)		—		58		116,124
Equipment and vehicles		280,624		283,896		(4)		(526)		(183,900)		—		263		380,353
Construction in-progress		88,618		293,204		(288,136)		—		—		—		(7,383)		86,303
Right-of-use assets[3]		589,188		379,934		19		(153,034)		(281,404)		—		16,177		550,880

Total	￦	4,842,991	￦	988,674	￦	(12,898)	￦	(168,769)	￦	(598,921)	￦	—	￦	16,300	￦	5,067,377

[1]	Including transfers with investment property and assets held for sale.
[2]

Including depreciation cost and others amounting to ￦ 128 million and ￦ 111 million recorded in other operating expenses in the statements of comprehensive income for the years ended December 31, 2018 and 2019, respectively.

[3]	Beginning balances of leasehold improvement and right-of-use assets are based on IFRS 16.

The changes in accumulated impairment losses of property and equipment for the years ended December 31, 2018 and 2019, are as follows:

	2018
	Beginning	Impairment		Reversal		Business combination		Disposal and others		Ending
	(In millions of Korean won)
Accumulated impairment losses on property and equipment	￦ (6,877)	￦	—	￦	—	￦	—	￦	—	￦ (6,877)

	2019
	Beginning		Impairment		Reversal		Business combination		Disposal and others		Ending
	(In millions of Korean won)
Accumulated impairment losses on property and equipment (excluding Right-of use assets)	￦	(6,877)	￦	—	￦	—	￦	—	￦	—	￦	(6,877)
Accumulated impairment losses on Right-of-use assets		—		(1,178)		—		—		—		(1,178)

Total	￦	(6,877)	￦	(1,178)	￦	—	￦	—	￦	—	￦	(8,055)

Details of investment property as of December 31, 2018 and 2019, are as follows:

	2018
	Acquisition cost		Accumulated depreciation		Accumulated impairment losses		Carrying amount
	(In millions of Korean won)
Land	￦	972,562	￦	—	￦	—	￦	972,562
Buildings		1,295,668		(148,419)		—		1,147,249

Total	￦	2,268,230	￦	(148,419)	￦	—	￦	2,119,811

	2019
	Acquisition cost		Accumulated depreciation		Accumulated impairment losses		Carrying amount
	(In millions of Korean won)
Land	￦	1,537,240	￦	—	￦	—	￦	1,537,240
Buildings		1,463,736		(172,988)		—		1,290,748

Total	￦	3,000,976	￦	(172,988)	￦	—	￦	2,827,988

The valuation technique and input variables that are used to measure the fair value of investment property as of December 31, 2019, are as follows:

2019
	Fair value	Valuation technique	Inputs
(In millions of Korean won)
Land and buildings	￦ 33,594	Cost Approach Method	- Price per square meter - Replacement cost

	1,000,227	Market comparison method	- Price per square meter

	1,602,772	Cash flow approach	- Prospective rental market growth rate - Period of vacancy - Rental rate - Discount rate and others

	396,133	Income approach	- Discount rate - Capitalization rate - Vacancy rate

As of December 31, 2018 and 2019, fair values of the investment properties amount to ￦ 2,287,012 million and ￦ 3,032,726 million, respectively. The investment properties were measured by qualified independent appraisers with experience in valuing similar properties in the same area. In addition, per the fair value hierarchy on Note 6.1, the fair value hierarchy of all investment properties has been categorized and classified as Level 3.

Rental income from the above investment properties for the years ended December 31, 2018 and 2019, amounts to ￦ 87,513 million and ￦ 129,944 million, respectively.

The changes in investment property for the years ended December 31, 2018 and 2019, are as follows:

	2018
	Beginning		Acquisition		Transfers		Disposal		Depreciation		Others		Ending
	(In millions of Korean won)
Land	￦	251,496	￦	714,454	￦	66,086	￦	(57,384)	￦	—	￦	(2,090)	￦	972,562
Buildings		596,985		573,671		44,622		(50,872)		(26,092)		8,935		1,147,249

Total	￦	848,481	￦	1,288,125	￦	110,708	￦	(108,256)	￦	(26,092)	￦	6,845	￦	2,119,811

	2019
	Beginning		Acquisition		Transfers		Disposal		Depreciation		Others		Ending
	(In millions of Korean won)
Land	￦	972,562	￦	580,255	￦	(3,374)	￦	(13,318)	￦	—	￦	1,115	￦	1,537,240
Buildings		1,147,249		225,833		(8,861)		(50,780)		(36,877)		14,184		1,290,748

Total	￦	2,119,811	￦	806,088	￦	(12,235)	￦	(64,098)	￦	(36,877)	￦	15,299	￦	2,827,988

15. Intangible Assets

Details of intangible assets as of December 31, 2018 and 2019, are as follows:

	2018
	Acquisition cost		Accumulated amortization		Accumulated impairment losses		Others		Carrying Amount
	(In millions of Korean won)
Goodwill	￦	346,314	￦	—	￦	(70,517)	￦	(577)	￦	275,220
Other intangible assets		4,140,355		(1,614,775)		(45,017)		—		2,480,563

Total	￦	4,486,669	￦	(1,614,775)	￦	(115,534)	￦	(577)	￦	2,755,783

	2019
	Acquisition cost		Accumulated amortization		Accumulated impairment losses		Others		Carrying Amount
	(In millions of Korean won)
Goodwill	￦	346,314	￦	—	￦	(70,517)	￦	(56)	￦	275,741
Other intangible assets		4,420,371		(1,926,647)		(31,652)		—		2,462,072

Total	￦	4,766,685	￦	(1,926,647)	￦	(102,169)	￦	(56)	￦	2,737,813

Details of goodwill as of December 31, 2018 and 2019, are as follows:

	2018				2019
	Acquisition cost		Carrying amount		Acquisition cost		Carrying amount
	(In millions of Korean won)
Housing & Commercial Bank	￦	65,288	￦	65,288	￦	65,288	￦	65,288
KB Cambodia Bank		1,202		—		1,202		—
KB Securities Co., Ltd.[1]		70,265		58,889		70,265		58,889
KB Capital Co., Ltd.		79,609		79,609		79,609		79,609
KB Savings Bank Co., Ltd.		115,343		57,404		115,343		57,404
KB Securities Vietnam Joint Stock Company[2]		13,092		12,520		13,092		12,987
KB Daehan Specialized Bank PLC.		1,515		1,510		1,515		1,564

Total	￦	346,314	￦	275,220	￦	346,314	￦	275,741

[1]	The amount occurred from formerly known as KB Investment & Securities Co., Ltd.
[2]	MARITIME SECURITIES INCORPORATION changed its name to KB Securities Vietnam joint stock company.

The changes in accumulated impairment losses of goodwill for the years ended December 31, 2018 and 2019, are as follows:

2018
Beginning		Impairment		Others		Ending
(In millions of Korean won)
￦	(70,517)	￦	—	￦	—	￦ (70,517)

2019
Beginning		Impairment		Others		Ending
(In millions of Korean won)
￦	(70,517)	￦	—	￦	—	￦ (70,517)

The details of allocated goodwill to cash-generating units and related information for impairment testing as of December 31, 2019, are as follows:

	2019
	Housing & Commercial Bank				KB Securities Co., Ltd.[1]		KB Capital Co., Ltd.		KB Savings Bank Co., Ltd. and Yehansoul Savings Bank Co., Ltd.		KB Securities Vietnam Joint Stock Company[2]		KB DAEHAN SPECIALIZED BANK PLC.		Total
	Retail Banking		Corporate Banking
Carrying amounts	￦	49,315	￦	15,973	￦	58,889	￦	79,609	￦	57,404	￦	12,987	￦	1,564	￦	275,741
Recoverable amount exceeded carrying amount		3,424,398		3,142,439		663,842		1,713,855		481,609		9,077		11,772		9,446,992
Discount rate (%)		13.02		13.09		17.25		11.54		8.29		19.95		19.55
Permanent growth rate (%)		1.00		1.00		1.00		1.00		1.00		1.00		1.00

[1]	The amount occurred from formerly known as KB Investment&Securities Co., Ltd.
[2]	MARITIME SECURITIES INCORPORATION changed its name to KB Securities Vietnam joint stock company.

Goodwill is allocated to cash-generating units, based on management’s analysis, that are expected to benefit from the synergies of the combination for impairment testing, and cash-generating units consist of an operating segment or units which are not larger than an operating segment. The Group recognized the amount of ￦ 65,288 million related to goodwill acquired in the merger of Housing & Commercial Bank. Of those respective amounts, the amounts of ￦ 49,315 million and ￦ 15,973 million were allocated to the Retail Banking and Corporate Banking, respectively. Cash-generating units to which goodwill has been allocated is tested for impairment annually, and whenever there is an indication that the unit may be impaired, by comparing the carrying amount of the unit, including the goodwill, with the recoverable amount of the unit.

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

Details of intangible assets, excluding goodwill, as of December 31, 2018 and 2019, are as follows:

	2018
	Acquisition cost		Accumulated amortization		Accumulated impairment losses		Carrying amount
	(In millions of Korean won)
Industrial property rights	￦	9,248	￦	(2,661)	￦	(2,090)	￦	4,497
Software		1,169,549		(965,044)		—		204,505
Other intangible assets		515,041		(223,503)		(42,927)		248,611
Value of Business Acquired (VOBA)		2,395,291		(393,346)		—		2,001,945
Finance leases assets		51,226		(30,221)		—		21,005

Total	￦	4,140,355	￦	(1,614,775)	￦	(45,017)	￦	2,480,563

	2019
	Acquisition cost		Accumulated amortization		Accumulated impairment losses		Carrying amount
	(In millions of Korean won)
Industrial property rights	￦	5,802	￦	(2,930)	￦	(19)	￦	2,853
Software		1,428,655		(1,055,136)		—		373,519
Other intangible assets		555,424		(257,274)		(31,633)		266,517
Value of Business Acquired (VOBA)		2,395,290		(585,805)		—		1,809,485
Right-of-use assets		35,200		(25,502)		—		9,698

Total	￦	4,420,371	￦	(1,926,647)	￦	(31,652)	￦	2,462,072

The changes in intangible assets, excluding goodwill, for the years ended December 31, 2018 and 2019, are as follows:

	2018
	Beginning		Acquisition & Transfer		Disposal		Amortization[1]		Business combination		Others		Ending
	(In millions of Korean won)
Industrial property rights	￦	7,098	￦	1,329	￦	(1,200)	￦	(639)	￦	—	￦	(2,091)	￦	4,497
Software		177,566		103,398		(6)		(76,280)		17		(190)		204,505
Other intangible assets[2]		247,479		36,014		(10,290)		(24,388)		—		(204)		248,611
Value of Business Acquired (VOBA)		2,216,098		—		—		(214,153)		—		—		2,001,945
Finance leases assets		21,369		8,024		—		(8,388)		—		—		21,005

Total	￦	2,669,610	￦	148,765	￦	(11,496)	￦	(323,848)	￦	17	￦	(2,485)	￦	2,480,563

	2019
	Beginning		Acquisition & Transfer		Disposal		Amortization[1]		Business combination		Others		Ending
	(In millions of Korean won)
Industrial property rights	￦	4,497	￦	174	￦	(1,160)	￦	(658)	￦	—	￦	—	￦	2,853
Software		204,505		274,583		—		(105,228)		—		(341)		373,519
Other intangible assets[2]		248,611		59,776		(13,534)		(33,590)		—		5,254		266,517
Value of Business Acquired (VOBA)		2,001,945		—		—		(192,460)		—		—		1,809,485
Right-of-use assets		21,063		1,010		—		(9,893)		—		(2,482)		9,698

Total	￦	2,480,621	￦	335,543	￦	(14,694)	￦	(341,829)	￦	—	￦	2,431	￦	2,462,072

[1]

Including ￦ 214,735 million and ￦ 193,085 million recorded in insurance expenses and other operating expenses and others in the statements of comprehensive income for the years ended December 31, 2018 and 2019.

[2]

Impairment loss for membership right of other intangible asset with indefinite useful life was recognized when its recoverable amount is lower than its carrying amount, and reversal of impairment loss was recognized when its recoverable amount is higher than its carrying amount.

The changes in accumulated impairment losses on intangible assets for the years ended December 31, 2018 and 2019, are as follows:

	2018
	Beginning	Impairment	Reversal		Disposal and others		Ending
	(In millions of Korean won)
Accumulated impairment losses on intangible assets	￦ (43,074)	￦ (5,846)	￦	3,475	￦	428	￦ (45,017)

	2019
	Beginning	Impairment	Reversal		Disposal and others		Ending
	(In millions of Korean won)
Accumulated impairment losses on intangible assets	￦ (45,017)	￦ (1,578)	￦	6,859	￦	8,084	￦ (31,652)

16. Deferred Income Tax Assets and Liabilities

Details of deferred income tax assets and liabilities as of December 31, 2018 and 2019, are as follows:

	2018
	Assets		Liabilities		Net amount
	(In millions of Korean won)
Other provisions	￦	109,721	￦	—	￦	109,721
Allowances for loan losses		3,327		(65)		3,262
Impairment losses on property and equipment		6,030		(2,032)		3,998
Share-based payments		17,655		—		17,655
Provisions for guarantees		20,298		—		20,298
Losses (gains) from valuation on derivative financial instruments		138,401		(13,485)		124,916
Present value discount		6,763		(2,380)		4,383
Losses (gains) from fair value hedged item		—		(25,873)		(25,873)
Accrued interest		—		(113,152)		(113,152)
Deferred loan origination fees and costs		506		(194,848)		(194,342)
Advanced depreciation provision		—		(1,703)		(1,703)
Gains from revaluation		648		(330,548)		(329,900)
Investments in subsidiaries and others		33,589		(78,586)		(44,997)
Losses (gains) on valuation of security investment		76,558		(181,638)		(105,080)
Defined benefit liabilities		494,572		—		494,572
Accrued expenses		272,190		—		272,190
Retirement insurance expense		17,559		(444,244)		(426,685)
Adjustments to the prepaid contributions		—		(19,033)		(19,033)
Derivative-linked securities		3,762		(74,765)		(71,003)
Others		360,754		(568,357)		(207,603)

Sub-total		1,562,333		(2,050,709)		(488,376)

Offsetting of deferred income tax assets and liabilities		(1,558,175)		1,558,175		—

Total	￦	4,158	￦	(492,534)	￦	(488,376)

	2019
	Assets		Liabilities		Net amount
	(In millions of Korean won)
Other provisions	￦	115,500	￦	—	￦	115,500
Allowances for loan losses		451		(3,266)		(2,815)
Impairment losses on property and equipment		4,396		(1,952)		2,444
Share-based payments		18,002		—		18,002
Provisions for guarantees		20,959		—		20,959
Losses (gains) from valuation on derivative financial instruments		51,160		(158,604)		(107,444)
Present value discount		8,244		(4,201)		4,043
Losses (gains) from fair value hedged item		12,123		—		12,123
Accrued interest		—		(110,359)		(110,359)
Deferred loan origination fees and costs		531		(199,000)		(198,469)
Advanced depreciation provision		—		(1,703)		(1,703)
Gains from revaluation		549		(329,331)		(328,782)
Investments in subsidiaries and others		35,306		(105,470)		(70,164)
Losses (gains) on valuation of security investment		39,949		(265,934)		(225,985)
Defined benefit liabilities		557,423		—		557,423
Accrued expenses		249,999		—		249,999
Retirement insurance expense		—		(489,602)		(489,602)
Adjustments to the prepaid contributions		—		(22,897)		(22,897)
Derivative-linked securities		131,259		(34,635)		96,624
Others		469,336		(762,429)		(293,093)

Sub-total		1,715,187		(2,489,383)		(774,196)

Offsetting of deferred income tax assets and liabilities		(1,711,590)		1,711,590		—

Total	￦	3,597	￦	(777,793)	￦	(774,196)

Unrecognized deferred income tax assets

No deferred income tax assets have been recognized for the deductible temporary difference of ￦ 67,645 million associated with investments in subsidiaries and others as of December 31, 2019, because it is not probable that the temporary differences will be reversed in the foreseeable future.

No deferred income tax assets have been recognized for deductible temporary differences of ￦ 125,158 million with others, as of December 31, 2019, due to the uncertainty that these will be realized in the future.

Unrecognized deferred income tax liabilities

No deferred income tax liabilities have been recognized for the taxable temporary difference of ￦ 68,836 million associated with investment in subsidiaries and associates as of December 31, 2019, due to the following reasons:

•	The Group is able to control the timing of the reversal of the temporary difference.

•	It is probable that the temporary difference will not be reversed in the foreseeable future.

No deferred income tax liabilities have been recognized as of December 31, 2019, for the taxable temporary difference of ￦ 65,288 million arising from the initial recognition of goodwill from the merger of Housing and Commercial Bank in 2001.

The changes in cumulative temporary differences for the years ended December 31, 2018 and 2019, are as follows:

	2018
	Beginning[1]		Decrease		Increase		Ending
	(In millions of Korean won)
Deductible temporary differences
Other provisions	￦	441,088	￦	440,865	￦	411,680	￦	411,903
Allowances for loan losses		546,506		542,139		8,114		12,481
Impairment losses on property and equipment		20,415		19,678		21,190		21,927
Deferred loan origination fees and costs		1,207		1,207		1,841		1,841
Interest on equity index-linked deposits		155		155		—		—
Share-based payments		84,502		74,429		49,998		60,071
Provisions for guarantees		98,294		98,294		73,809		73,809
Gains(losses) from valuation on derivative financial instruments		23,162		23,162		503,277		503,277
Present value discount		104,117		104,116		24,592		24,593
Loss on SPE repurchase		80,204		80,204		—		—
Investments in subsidiaries and others		137,591		26,748		74,027		184,870
Gains on valuation of security investment		415,392		412,284		266,623		269,731
Defined benefit liabilities		1,682,234		211,994		507,190		1,977,430
Accrued expenses		706,535		706,535		993,906		993,906
Derivative linked securities		101,789		101,789		13,679		13,679
Others		1,189,756		517,189		616,755		1,289,322
Sub-total		5,632,947		3,360,788		3,566,681		5,838,840
Unrecognized deferred income tax assets:
Other provisions		2,879						3,416
Loss on SPE repurchase		80,204						—
Investments in subsidiaries and others		55,546						73,764
Others		112,030						120,704

Total		5,382,288						5,640,956
Tax rate (%)		27.5						27.5

Total deferred income tax assets from deductible temporary differences	￦	1,487,039					￦	1,562,333

Taxable temporary differences
Losses(gains) from fair value hedged item	￦	(57,083)	￦	(57,083)	￦	(94,085)	￦	(94,085)
Accrued interest		(405,542)		(364,518)		(370,463)		(411,487)
Allowances for loan losses		—		—		(238)		(238)
Impairment losses on property and equipment		(1,481)		—		(2,976)		(4,457)
Deferred loan origination fees and costs		(668,657)		(668,657)		(727,528)		(727,528)
Advanced depreciation provision		(6,192)		—		—		(6,192)
Gains(losses) from valuation on derivative financial instruments		(38,051)		(38,051)		(49,036)		(49,036)
Present value discount		(11,948)		(11,948)		(8,656)		(8,656)
Goodwill		(65,288)		—		—		(65,288)
Gains on revaluation		(1,275,641)		(124,407)		(50,758)		(1,201,992)
Investments in subsidiaries and others		(387,733)		(146,234)		(74,847)		(316,346)
Gains on valuation of security investment		(800,041)		(799,187)		(600,642)		(601,496)
Retirement insurance expense		(1,342,012)		(136,444)		(405,907)		(1,611,475)
Adjustments to the prepaid contributions		(59,040)		(59,040)		(69,212)		(69,212)
Derivative linked securities		(20,650)		(20,650)		(271,873)		(271,873)
Others		(1,695,063)		(1,261,852)		(1,664,205)		(2,097,416)

Sub-total	￦	(6,834,422)	￦	(3,688,071)	￦	(4,390,426)	￦	(7,536,777)

Unrecognized deferred income tax assets:
Goodwill		(65,288)						(65,288)
Investments in subsidiaries and others		(17,205)						(62,367)
Others		(906)						(588)

Total		(6,751,023)						(7,408,534)
Tax rate (%)		27.5						27.5

Total deferred income tax assets from deductible temporary differences	￦	(1,861,070)					￦	(2,050,709)

	2019
	Beginning[1]		Decrease		Increase		Ending
	(In millions of Korean won)
Deductible temporary differences
Losses(gains) from fair value hedged item	￦	—	￦	—	￦	44,085	￦	44,085
Other provisions		411,903		411,747		424,227		424,383
Allowances for loan losses		12,481		16,160		5,697		2,018
Impairment losses on property and equipment		21,927		21,402		15,460		15,985
Deferred loan origination fees and costs		1,841		1,841		1,930		1,930
Share-based payments		60,071		52,475		55,496		63,092
Provisions for guarantees		73,809		73,809		76,214		76,214
Gains(losses) from valuation on derivative financial instruments		503,277		503,277		186,035		186,035
Present value discount		24,593		24,347		29,732		29,978
Investments in subsidiaries and others		184,870		47,217		47,727		185,380
Gains on valuation of security investment		269,731		264,318		130,823		136,236
Defined benefit liabilities		1,977,430		200,827		384,616		2,161,219
Accrued expenses		993,906		994,326		912,019		911,599
Derivative linked securities		13,679		13,679		477,307		477,307
Others		1,289,322		600,007		978,968		1,668,283
Sub-total		5,838,840		3,225,432		3,770,336		6,383,744
Unrecognized deferred income tax assets:
Other provisions		3,416						4,788
Investments in subsidiaries and others		73,764						67,645
Others		120,704						125,158

Total		5,640,956						6,186,153
Tax rate (%)		27.5						27.5

Total deferred income tax assets from deductible temporary differences	￦	1,562,333					￦	1,715,187

Taxable temporary differences
Losses(gains) from fair value hedged item	￦	(94,085)	￦	(94,085)	￦	—	￦	—
Accrued interest		(411,487)		(362,627)		(352,477)		(401,337)
Allowances for loan losses		(238)		(238)		(11,877)		(11,877)
Impairment losses on property and equipment		(4,457)		(212)		82		(4,163)
Deferred loan origination fees and costs		(727,528)		(727,528)		(752,178)		(752,178)
Advanced depreciation provision		(6,192)		—		—		(6,192)
Gains(losses) from valuation on derivative financial instruments		(49,036)		(49,036)		(576,743)		(576,743)
Present value discount		(8,656)		(8,656)		(15,278)		(15,278)
Goodwill		(65,288)		—		—		(65,288)
Gains on revaluation		(1,201,992)		(52,470)		(48,044)		(1,197,566)
Investments in subsidiaries and others		(316,346)		(19,421)		(122,130)		(419,055)
Gains on valuation of security investment		(601,496)		(594,206)		(899,500)		(906,790)
Retirement insurance expense		(1,611,475)		(153,528)		(317,793)		(1,775,740)
Adjustments to the prepaid contributions		(69,212)		(69,212)		(83,262)		(83,262)
Derivative linked securities		(271,873)		(271,873)		(125,947)		(125,947)
Others		(2,097,416)		(2,916,575)		(3,612,265)		(2,793,106)

Sub-total	￦	(7,536,777)	￦	(5,319,667)	￦	(6,917,412)	￦	(9,134,522)

Unrecognized deferred income tax assets:
Goodwill		(65,288)						(65,288)
Investments in subsidiaries and others		(62,367)						(68,836)
Others		(588)						(1,247)

Total		(7,408,534)						(8,999,151)
Tax rate (%)		27.5						27.5

Total deferred income tax assets from deductible temporary differences	￦	(2,050,709)					￦	(2,489,383)

[1]	Prepared in accordance with IFRS 9.

17. Assets Held for Sale

Details of assets held for sale as of December 31, 2018 and 2019, are as follows:

	2018
	Acquisition cost[1]		Accumulated impairment		Carrying amount		Fair value less costs to sell
	(In millions of Korean won)
Land held for sale	￦	16,048	￦	(3,442)	￦	12,606	￦	16,552
Buildings held for sale		9,054		(4,708)		4,346		4,403

Total	￦	25,102	￦	(8,150)	￦	16,952	￦	20,955

	2019
	Acquisition cost[1]		Accumulated impairment		Carrying amount		Fair value less costs to sell
	(In millions of Korean won)
Land held for sale	￦	14,542	￦	(1,530)	￦	13,012	￦	14,374
Buildings held for sale		11,391		(1,252)		10,139		12,396

Total	￦	25,933	￦	(2,782)	￦	23,151	￦	26,770

[1]	Acquisition cost of buildings held for sale is net of accumulated depreciation.

The valuation technique and input variables that are used to measure the fair value of assets held for sale as of December 31, 2019, are as follows:

	2019
	Fair value		Valuation technique[1]	Unobservable input[2]	Range of unobservable inputs (%)	Relationship of unobservable inputs to fair value
	(In millions of Korean won)
Land and buildings	￦	26,770	Market comparison approach model and others	Adjustment index	0.44 ~1.40	Fair value increases as the adjustment index rises.

[1]	The Group adjusted the appraisal value by the adjustment ratio in the event the public sale is unsuccessful.
[2]	Adjustment index is calculated using the real estate index or the producer price index, or land price volatility.

The fair values of assets held for sale were measured by qualified independent appraisers with experience in valuing similar properties in the same area. In addition, per the fair value hierarchy on Note 6.1, the fair value hierarchy of all investment properties has been categorized and classified as Level 3.

The changes in accumulated impairment losses of assets held for sale for the years ended December 31, 2018 and 2019, are as follows:

2018
Beginning	Provision	Reversal		Disposal and others		Ending
(In millions of Korean won)
￦ (12,801)	￦ (5,281)	￦	286	￦	9,646	￦ (8,150)

2019
Beginning	Provision	Reversal		Others		Ending
(In millions of Korean won)
￦ (8,150)	￦ (333)	￦	—	￦	5,701	￦ (2,782)

As of December 31, 2019, assets held for sale consist of four real estates of closed offices, which were committed to sell by the management, but not yet sold as of December 31, 2019. Negotiation with buyers is in process for the one asset and the remaining three assets are also being actively marketed.

18. Other Assets

Details of other assets as of December 31, 2018 and 2019, are as follows:

	2018		2019
	(In millions of Korean won)
Other financial assets
Other receivables	￦	4,708,910	￦	5,792,814
Accrued income		1,724,328		1,659,182
Guarantee deposits		1,182,686		1,146,000
Domestic exchange settlement debits		504,899		531,356
Others		125,380		129,039
Allowances		(106,275)		(104,629)
Present value discount		(6,372)		(6,703)

Sub-total		8,133,556		9,147,059

Other non-financial assets
Other receivables		4,965		1,294
Prepaid expenses		205,394		198,893
Guarantee deposits		4,529		4,084
Insurance assets		1,362,877		1,662,016
Separate account assets		4,715,414		5,052,804
Others		1,347,580		2,173,693
Allowances		(24,780)		(24,235)

Sub-total		7,615,979		9,068,549

Total	￦	15,749,535	￦	18,215,608

Changes in allowances for loan losses on other assets for the years ended December 31, 2018 and 2019, are as follows:

	2018
	Other financial assets		Other non-financial assets		Total
	(In millions of Korean won)
Beginning[1]	￦	109,899	￦	32,018	￦	141,917
Written-off		(38,184)		(1,863)		(40,047)
Provision(reversal)		32,495		(5,375)		27,120
Others		2,065		—		2,065

Ending	￦	106,275	￦	24,780	￦	131,055

	2019
	Other financial assets		Other non-financial assets		Total
	(In millions of Korean won)
Beginning	￦	106,275	￦	24,780	￦	131,055
Written-off		(5,883)		(152)		(6,035)
Provision(reversal)		9,885		(393)		9,492
Others		(5,648)		—		(5,648)

Ending	￦	104,629	￦	24,235	￦	128,864

[1]	Prepared in accordance with IFRS 9.

19. Financial Liabilities at Fair Value through Profit or Loss

Details of financial liabilities at fair value through profit or loss, and financial liabilities designated at fair value through profit or loss as of December 31, 2018 and 2019, are as follows:

	2018
	(In millions of Korean won)
Financial liabilities held for trading
Securities sold	￦	2,745,906
Other		77,914

Sub-total	￦	2,823,820

Financial liabilities designated at fair value through profit or loss
Derivative-linked securities		12,503,039

Total financial liabilities at fair value through profit or loss	￦	15,326,859

	2019
	(In millions of Korean won)
Financial liabilities at fair value through profit or loss
Securities sold	￦	2,583,092
Other		80,235

Sub-total		2,663,327

Financial liabilities designated at fair value through profit or loss
Derivative-linked securities		12,704,826

Total financial liabilities at fair value through profit or loss	￦	15,368,153

The difference between the carrying amount and contractual cash flow amount of financial liabilities designated at fair value through profit or loss as of December 31, 2018 and 2019 are as follows:

	2018	2019
	(In millions of Korean won)
Contractual cash flow amount	￦12,329,525	￦12,515,734
Carrying amount	12,503,039	12,704,826
Difference	￦(173,514)	￦ (189,092)

20. Deposits

Details of deposits as of December 31, 2018 and 2019, are as follows:

	2018		2019
	(In millions of Korean won)
Demand deposits
Demand deposits in Korean won	￦	115,602,691	￦	127,790,349
Demand deposits in foreign currencies		6,887,280		8,550,068

Total demand deposits		122,489,971		136,340,417

Time deposits
Time deposits in Korean won		145,336,136		157,653,603
Time deposits in foreign currencies		5,501,887		7,377,173
Fair value adjustments on valuation of fair value hedged items		(89,264)		(18,391)

Total time deposits		150,748,759		165,012,385

Certificates of deposits		3,531,719		4,239,969

Total deposits	￦	276,770,449	￦	305,592,771

21. Debts

Details of debts as of December 31, 2018 and 2019, are as follows:

	2018		2019
	(In millions of Korean won)
Borrowings	￦	19,969,328	￦	24,370,567
Repurchase agreements and others		11,954,491		13,015,506
Call money		1,081,015		432,787

Total	￦	33,004,834	￦	37,818,860

Details of borrowings as of December 31, 2018 and 2019, are as follows:

		Lender	Annual interest rate (%)	2018		2019
				(In millions of Korean won)
Borrowings in Korean won	Borrowings from the Bank of Korea	Bank of Korea	0.50~0.75	￦	1,672,714	￦	2,649,851
	Borrowings from the government	SEMAS and others	0.00~3.00		1,745,940		1,658,810
	Borrowings from banks	Shinhan Bank and others	1.71~3.25		100,100		116,160
	Borrowings from non-banking financial institutions	The Korea Securities Financial Corporation and others	0.20~3.80		1,852,953		1,982,242
	Other borrowings	The Korea Development Bank and others	0.00~4.90		5,033,768		8,022,921

		Sub-total			10,405,475		14,429,984

Borrowings in foreign currencies	Due to banks	KEB Hana Bank and Others	—		13,353		4,682
	Borrowings from banks	Central Bank of Uzbekistan and Others	0.00~8.50		7,521,197		8,089,368
	Borrowings from other financial institutions	The Export-Import Bank of Korea and others	2.28~3.08		18,725		7,081
	Other borrowings	Standard Chartered Bank and others	0.00~3.00		2,010,578		1,839,452

		Sub-total			9,563,853		9,940,583

		Total		￦	19,969,328	￦	24,370,567

The details of repurchase agreements and others as of December 31, 2018 and 2019, are as follows:

	Lenders	Annual interest rate (%)	2018		2019
			(In millions of Korean won)
Repurchase agreements	Individuals, Groups and Corporations	0.91~2.90	￦	11,946,896	￦	13,011,121
Bills sold	Counter sale	0.70~1.05		7,595		4,385

Total			￦	11,954,491	￦	13,015,506

The details of call money as of December 31, 2018 and 2019, are as follows:

	Lenders	Annual interest rate (%)	2018		2019
			(In millions of Korean won)
Call money in Korean won	HI Asset Management and others	1.42~1.44	￦	718,600	￦	165,000
Call money in foreign currencies	Central Bank of Uzbekistan and others	2.91~4.30		362,415		267,787

Total			￦	1,081,015	￦	432,787

22. Debentures

Details of debentures as of December 31, 2018 and 2019, are as follows:

	Annual interest rate (%)	2018		2019[1]
		(In millions of Korean won)
Debentures in Korean won
Structured debentures	1.74~5.86	￦	1,296,860	￦	1,458,551
Subordinated fixed rate debentures	2.96~4.35		3,437,729		3,386,590
Fixed rate debentures	1.35~3.79		42,203,545		39,171,514
Floating rate debentures	1.52~2.24		1,650,000		1,580,000

Sub-total			48,588,134		45,596,655

Fair value adjustments on fair value hedged debentures in Korean won			19,252		21,070
Less: Discount on debentures in Korean won			(33,445)		(30,029)

Sub-total			48,573,941		45,587,696

Debentures in foreign currencies
Floating rate debentures	2.26~2.84		1,791,868		2,227,607
Fixed rate debentures	1.60~4.50		2,951,251		3,094,196

Sub-total			4,743,119		5,321,803

Fair value adjustments on fair value hedged debentures in foreign currencies			(24,073)		41,406
Less: Discount on debentures in foreign currencies			(14,290)		(15,322)

Sub-total			4,704,756		5,347,887

Total		￦	53,278,697	￦	50,935,583

[1]	The significant benchmark interest rate indicators for the hedge relationship are LIBOR and CD rate, and the hedge accounting in Note 9 is directly affected by these amendments.

Changes in debentures based on face value for the years ended December 31, 2018 and 2019, are as follows:

	2018
	Beginning		Issues		Repayments		Others		Ending
	(In millions of Korean won)
Debentures in Korean won
Structured debentures	￦	869,294	￦	3,662,797	￦	(3,235,231)	￦	—	￦	1,296,860
Subordinated fixed rate debentures		2,913,411		600,000		(75,682)		—		3,437,729
Fixed rate debentures		36,823,365		136,987,100		(131,606,920)		—		42,203,545
Floating rate debentures		728,000		1,160,000		(238,000)		—		1,650,000

Sub-total		41,334,070		142,409,897		(135,155,833)		—		48,588,134

Debentures in foreign currencies
Floating rate debentures		1,371,392		725,638		(384,230)		79,068		1,791,868
Fixed rate debentures		2,363,486		493,022		—		94,743		2,951,251

Sub-total		3,734,878		1,218,660		(384,230)		173,811		4,743,119

Total	￦	45,068,948	￦	143,628,557	￦	(135,540,063)	￦	173,811	￦	53,331,253

	2019
	Beginning		Issues		Repayments		Others		Ending
	(In millions of Korean won)
Debentures in Korean won
Structured debentures	￦	1,296,860	￦	1,425,241	￦	(1,263,550)	￦	—	￦	1,458,551
Subordinated fixed rate debentures		3,437,729		—		(51,139)		—		3,386,590
Fixed rate debentures		42,203,545		90,534,800		(93,566,831)		—		39,171,514
Floating rate debentures		1,650,000		570,000		(640,000)		—		1,580,000

Sub-total		48,588,134		92,530,041		(95,521,520)		—		45,596,655

Debentures in foreign currencies
Floating rate debentures		1,791,868		532,380		(33,199)		(63,442)		2,227,607
Fixed rate debentures		2,951,251		595,490		(590,950)		138,405		3,094,196

Sub-total		4,743,119		1,127,870		(624,149)		74,963		5,321,803

Total	￦	53,331,253	￦	93,657,911	￦	(96,145,669)	￦	74,963	￦	50,918,458

23. Provisions

Details of provisions as of December 31, 2018 and 2019, are as follows:

	2018		2019
	(In millions of Korean won)
Provisions for unused loan commitments	￦	210,677	￦	208,148
Provisions for payment guarantees		75,175		77,759
Provisions for financial guarantee contracts		4,275		6,063
Provisions for restoration cost		108,000		120,340
Others		127,732		115,619

Total	￦	525,859	￦	527,929

Changes in provisions for unused loan commitments and payment guarantees for the years ended December 31, 2018 and 2019, are as follows:

	2018
	Provisions for unused loan commitments						Provisions for payment guarantees
	12-month expected credit losses		Lifetime expected credit losses				12-month expected credit losses		Lifetime expected credit losses
			Non- impaired		Impaired				Non- impaired		Impaired
	(In millions of Korean won)
Beginning[1]	￦	124,487	￦	63,407	￦	7,746	￦	41,637	￦	39,628	￦	18,744
Transfer between stages
Transfer to 12-month expected credit losses		25,562		(24,067)		(1,494)		660		(661)		—
Transfer to lifetime expected credit losses (non-impaired)		(11,053)		11,381		(327)		(913)		1,055		(141)
Transfer to lifetime expected credit losses (impaired)		(481)		(1,333)		1,815		(6)		(87)		93
Provision (reversal) for loan losses		(5,932)		19,374		1,141		(14,702)		(10,069)		(897)
Others (change of exchange rate, etc.)		293		158		—		408		243		183

Ending	￦	132,876	￦	68,920	￦	8,881	￦	27,084	￦	30,109	￦	17,982

	2019
	Provisions for unused loan commitments						Provisions for payment guarantees
	12-month expected credit losses		Lifetime expected credit losses				12-month expected credit losses		Lifetime expected credit losses
			Non- impaired		Impaired				Non- impaired		Impaired
	(In millions of Korean won)
Beginning	￦	132,876	￦	68,920	￦	8,881	￦	27,084	￦	30,109	￦	17,982
Transfer between stages
Transfer to 12-month expected credit losses		32,622		(31,408)		(1,214)		365		(365)		—
Transfer to lifetime expected credit losses (non-impaired)		(16,932)		17,195		(263)		(975)		1,705		(729)
Transfer to lifetime expected credit losses (impaired)		(422)		(1,516)		1,938		(24)		(280)		304
Provision (reversal) for loan losses		(21,171)		18,036		45		(1,763)		4,584		(893)
Others (change of exchange rate, etc.)		324		237		—		274		259		122

Ending	￦	127,297	￦	71,464	￦	9,387	￦	24,961	￦	36,012	￦	16,786

[1]	Prepared in accordance with IFRS 9

Changes in provisions for financial guarantee contracts for the years ended December 31, 2018 and 2019, are as follows:

	2018		2019
	(In millions of Korean won)
Beginning[1]	￦	4,857	￦	4,275
Provision (reversal)		(582)		1,865
Others		—		(77)

Ending	￦	4,275	￦	6,063

[1]	The beginning balance for 2018 has been restated in accordance with IFRS 9.

Changes in provisions for restoration cost for the years ended December 31, 2018 and 2019, are as follows:

	2018		2019
	(In millions of Korean won)
Beginning	￦	95,194	￦	108,000
Provision		7,301		7,037
Reversal		(2,055)		(7,178)
Used		(3,627)		(5,211)
Unwinding of discount		2,507		2,237
Effects of changes in discount rate		8,680		15,455

Ending	￦	108,000	￦	120,340

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

Changes in other provisions for the years ended December 31, 2018 and 2019, are as follows:

	2018
	Membership rewards program		Dormant accounts		Litigations		Greenhouse gas emission liabilities		Others[1]		Total
	(In millions of Korean won)
Beginning	￦	15,112	￦	5,050	￦	23,763	￦	177	￦	159,044	￦	203,146
Increase		46,277		2,657		2,699		—		24,722		76,355
Decrease		(48,735)		(3,330)		(5,272)		(177)		(94,255)		(151,769)

Ending	￦	12,654	￦	4,377	￦	21,190	￦	—	￦	89,511	￦	127,732

[1]	As of December 31, 2018, the Group’s provision on incomplete sales on cardssurance are ￦ 26,930 million.

	2019
	Membership rewards program		Dormant accounts		Litigations		Greenhouse gas emission liabilities		Others[1]		Total
	(In millions of Korean won)
Beginning	￦	12,654	￦	4,377	￦	21,190	￦	—	￦	89,511	￦	127,732
Increase		56,758		2,378		23,863		—		38,025		121,024
Decrease		(54,743)		(3,176)		(16,363)		—		(58,855)		(133,137)

Ending	￦	14,669	￦	3,579	￦	28,690	￦	—	￦	68,681	￦	115,619

[1]	As of December 31, 2019, the Group’s provision on incomplete sales on cardssurance are ￦ 2,532 million.

24. Net Defined Benefit Liabilities (Assets)

Defined benefit plan

The Group operates defined benefit plans which have the following characteristics:

•	The Group has the obligation to pay the agreed benefits to all its current and former employees.

•	Actuarial risk (that benefits will cost more than expected) and investment risk fall, in substance, on the Group.

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

Changes in the net defined benefit liabilities for the years ended December 31, 2018 and 2019, are as follows:

	2018
	Present value of defined benefit obligation		Fair value of plan assets		Net defined benefit liabilities
	(In millions of Korean won)
Beginning	￦	1,841,991	￦	(1,688,183)	￦	153,808
Current service cost		208,470		—		208,470
Past service cost		30,218		—		30,218
Gain or loss on settlement		(1,000)		—		(1,000)
Interest cost (income)		51,522		(47,689)		3,833
Remeasurements:
Actuarial gains and losses by changes in demographic assumptions		38,894		—		38,894
Actuarial gains and losses by changes in financial assumptions		95,111		—		95,111
Actuarial gains and losses by experience adjustments		33,968		—		33,968
Return on plan assets (excluding amounts included in interest income)		—		22,420		22,420
Contributions		—		(300,245)		(300,245)
Payments from plans (benefit payments)		(103,663)		103,652		(11)
Payments from the Group		(29,583)		—		(29,583)
Transfer in		8,614		(8,394)		220
Transfer out		(8,394)		8,394		—
Effect of exchange rate changes		17		—		17
Others		6,095		(2)		6,093

Ending	￦	2,172,260	￦	(1,910,047)	￦	262,213

	2019
	Present value of defined benefit obligation		Fair value of plan assets		Net defined benefit liabilities
	(In millions of Korean won)
Beginning	￦	2,172,260	￦	(1,910,047)	￦	262,213
Current service cost		226,788		—		226,788
Past service cost		2,276		—		2,276
Interest cost (income)		48,795		(43,250)		5,545
Remeasurements:
Actuarial gains and losses by changes in demographic assumptions		(3,122)		—		(3,122)
Actuarial gains and losses by changes in financial assumptions		61,547		—		61,547
Actuarial gains and losses by experience adjustments		7,458		—		7,458
Return on plan assets (excluding amounts included in interest income)		—		11,116		11,116
Contributions		—		(288,420)		(288,420)
Payments from plans (benefit payments)		(141,820)		141,798		(22)
Payments from the Group		(32,556)		—		(32,556)
Transfer in		7,775		(7,425)		350
Transfer out		(7,517)		7,517		—
Effect of exchange rate changes		(2)		—		(2)
Others		(129)		1		(128)

Ending[1]	￦	2,341,753	￦	(2,088,710)	￦	253,043

[1]	The net defined benefit liabilities of ￦253,043 million is calculated by subtracting ￦946 million net defined benefit assets from ￦253,989 million net defined benefit liabilities

Details of the net defined benefit liabilities as of December 31, 2018 and 2019, are as follows:

	2018		2019
	(In millions of Korean won)
Present value of defined benefit obligation	￦	2,172,260	￦	2,341,753
Fair value of plan assets		(1,910,047)		(2,088,710)

Net defined benefit liabilities	￦	262,213	￦	253,043

Details of post-employment benefits recognized in profit or loss as employee compensation and benefits for the years ended December 31, 2017, 2018 and 2019, are as follows:

	2017		2018		2019
	(In millions of Korean won)
Current service cost	￦	208,037	￦	208,470	￦	226,788
Past service cost[1]		21,356		7,912		2,276
Net interest expenses of net defined benefit liabilities		4,108		3,833		5,545
Gain or loss on settlement		—		(1,000)		—

Post-employment benefits[2]	￦	233,501	￦	219,215	￦	234,609

[1]	During the year ended December 31, 2018, other provisions (amounting to ￦ 22,306 million as of December 31, 2017) were transferred into net defined benefit liabilities.

[2]

Including post-employment benefits amounting to ￦ 2,575 million recognized as other operating expense and prepayment of ￦ 121 million recognized as other assets as of and for the year ended December 31, 2019, post-employment benefits amounting to ￦ 2,047 million recognized as other operating expense and prepayment of ￦ 83 million recognized as other assets as of and for the year ended December 31, 2018, and post-employment benefits amounting to ￦ 1,755 million recognized as other operating expense and prepayment of ￦ 42 million recognized as other assets for the year ended December 31, 2017.

Remeasurements of the net defined benefit liabilities recognized as other comprehensive income for the years ended December 31, 2017, 2018 and 2019, are as follows:

	2017		2018		2019
	(In millions of Korean won)
Remeasurements:
Return on plan assets (excluding amounts included in interest income)	￦	(16,220)	￦	(22,420)	￦	(11,116)
Actuarial gains and losses		46,040		(167,973)		(65,883)
Income tax effects		(7,215)		52,377		21,172

Remeasurements after income tax	￦	22,605	￦	(138,016)	￦	(55,827)

The details of fair value of plan assets as of December 31, 2018 and 2019, are as follows:

	2018
	Assets quoted in an active market		Assets not quoted in an active market		Total
	(In millions of Korean won)
Cash and due from financial institutions	￦	—	￦	1,908,028	￦	1,908,028
Investment fund		—		2,019		2,019

Total	￦	—	￦	1,910,047	￦	1,910,047

	2019
	Assets quoted in an active market		Assets not quoted in an active market		Total
	(In millions of Korean won)
Cash and due from financial institutions	￦	—	￦	2,087,861	￦	2,087,861
Investment fund		—		849		849

Total	￦	—	￦	2,088,710	￦	2,088,710

Key actuarial assumptions used as of December 31, 2018 and 2019, are as follows:

	2018	2019
Discount rate (%)	2.00~2.30	1.60~2.00
Salary increase rate (%)	0.00~7.50	0.00~7.50
Turnover (%)	0.00~50.00	0.00~50.00

Mortality assumptions are based on the experience-based mortality table of Korea Insurance Development Institute of 2019.

The sensitivity of the defined benefit obligation to changes in the weighted principal assumptions as of December 31, 2019, are as follows:

	Changes in principal assumption	Effect on net defined benefit obligation
		Increase in principal assumption	Decrease in principal assumption
Discount rate (%)	0.5 p.	4.22 decrease	4.48 increase
Salary increase rate (%)	0.5 p.	1.86 increase	6.18 decrease
Turnover (%)	0.5 p.	0.75 decrease	0.67 increase

The above sensitivity analysis are based on a change in an assumption while holding all other assumptions constant. In practice, this is unlikely to occur, and changes in some of the assumptions may be correlated. The sensitivity of the defined benefit obligation to changes in principal actuarial assumptions is calculated using the projected unit credit method, the same method applied when calculating the defined benefit obligations recognized on the statement of financial position.

Expected maturity analysis of undiscounted pension benefits (including expected future benefit) as of December 31, 2019, is as follows:

	Up to 1 year		1~2 years	2~5 years	5~10 years	Over 10 years	Total
	(In millions of Korean won)
Pension benefits[1]	￦	74,718	153,129	647,074	1,365,073	3,707,746	￦	5,947,740

[1]	Excluded amount to be settled per promotion-incentivized defined contribution plan.

The weighted average duration of the defined benefit obligation is 1.0 ~ 11.7 years.

Expected contribution to plan assets for periods after December 31, 2019, is estimated to be ￦ 215,290 million.

25. Other Liabilities

Details of other liabilities as of December 31, 2018 and 2019, are as follows:

	2018		2019
	(In millions of Korean won)
Other financial liabilities
Other payables	￦	7,910,887	￦	9,485,597
Prepaid card and debit card		25,831		27,555
Accrued expenses		2,986,210		3,066,445
Financial guarantee liabilities		43,395		46,428
Deposits for letter of guarantees and others		685,451		862,968
Domestic exchange settlement credits		1,689,908		2,079,636
Foreign exchanges settlement credits		102,187		114,316
Borrowings from other business accounts		13,166		256
Other payables from trust accounts		5,285,108		5,216,460
Liability incurred from agency relationships		605,076		771,609
Account for agency businesses		460,949		407,475
Dividend payables		2,019		473
Lease liabilites		—		544,439
Others		18,120		5,930

Sub-total		19,828,307		22,629,587

Other non-financial liabilities
Other payables		319,267		283,771
Unearned revenue		378,792		465,501
Accrued expenses		744,863		716,180
Deferred revenue on credit card points		187,459		206,188
Withholding taxes		137,236		158,992
Separate account liabilities		5,401,192		5,047,080
Others		203,880		229,960

Sub-total		7,372,689		7,107,672

Total	￦	27,200,996	￦	29,737,259

26. Equity

26.1 Share Capital

Details of share capital and number of issued shares of the Parent Company as of December 31, 2018 and 2019, are as follows:

	2018		2019
Type of share	Ordinary shares		Ordinary shares
Number of authorized shares		1,000,000,000		1,000,000,000
Par value per share	￦	5,000	￦	5,000
Number of issued shares		418,111,537		415,807,920
Share capital[1,2]	￦	2,090,558	￦	2,090,558

[1]	In millions of Korean won.
[2]	Due to the retirement of shares deducted through profits, it is different from the total par value of the shares issued.

Changes in outstanding shares for the years ended December 31, 2018 and 2019, are as follows:

	2018	2019
	(In number of shares)
Beginning	398,963,614	395,551,297
Increase	—	—
Decrease	(3,412,317)	(5,916,962)

Ending	395,551,297	389,634,335

26.2 Hybrid Securities

Details of hybrid securities classified as of December 31, 2018 and 2019, are as follows:

	Issuance date	Maturity	Interest rate (%)	2018	2019
				(In number of shares)
The 1-1st Hybrid securities	May 2, 2019	Perpetual bond	3.23	—	349,309
The 1-2nd Hybrid securities	May 2, 2019	Perpetual bond	3.44	—	49,896

				—	399,205

The above hybrid securities are early redeemable by the Group after 5 or 10 years from the issuance date. On the other hand, hybrid securities of ￦ 574,580 million issued by KB Kookmin Bank are recognized as non-controlling interests and are early redeemable every five years after the issuance date.

26.3 Capital Surplus

Details of capital surplus as of December 31, 2018 and 2019, are as follows:

	2018		2019
	(In millions of Korean won)
Share premium	￦	13,190,274	￦	13,190,274
Loss on sales of treasury shares		(481,332)		(481,332)
Other capital surplus		4,412,718		4,413,835

Total	￦	17,121,660	￦	17,122,777

26.4 Accumulated Other Comprehensive Income

Details of accumulated other comprehensive income as of December 31, 2018 and 2019, are as follows:

	2018		2019
	(In millions of Korean won)
Remeasurements of net defined benefit liabilities	￦	(234,401)	￦	(290,228)
Exchange differences on translating foreign operations		(5,784)		31,793
Net gains on financial instruments at fair value through other comprehensive income		450,694		487,331
Shares of other comprehensive income of associates and joint ventures		(4,377)		3,318
Cash flow hedges		5,849		(27,333)
Losses on hedges of a net investment in a foreign operation		(33,092)		(41,992)
Other comprehensive income arising from separate account		15,017		18,381
Fair value changes on financial liabilities designated at fair value due to own credit risk		(8,954)		(20,326)
Net overlay adjustments		(7,146)		187,077

Total	￦	177,806	￦	348,021

26.5 Retained Earnings

Details of retained earnings as of December 31, 2018 and 2019, are as follows:

	2018		2019
	(In millions of Korean won)
Legal reserves[1]	￦	390,216	￦	482,807
Voluntary reserves		982,000		982,000
Unappropriated retained earnings		15,910,225		18,244,738

Total	￦	17,282,441	￦	19,709,545

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

[2]	Retained earnings restricted for dividend at subsidiaries level pursuant to law and regulations amounts to ￦3,418,136 million as of December 31, 2019.

26.6 Treasury Shares

Changes in treasury shares outstanding for the year ended December 31, 2018 and 2019 are as follows:

	2018
	Beginning		Acquisition		Disposal		Ending
	(In number of shares and millions of Korean won)
Number of treasury shares[1]		19,073,954		3,486,286		—		22,560,240
Carrying amount[1]	￦	755,973	￦	212,576	￦	—	￦	968,549

[1]

For the year ended December 31, 2018, the treasury stock trust agreement of ￦300,000 million with Samsung Securities Co., Ltd., which had been signed in 2017, was terminated. In order to increase shareholder value, the Group entered into another treasury stock trust agreement of ￦300,000 million with Samsung Securities Co., Ltd. for the year ended December 31, 2018.

	2019
	Beginning		Acquisition	Retirement	Ending
	(In number of shares and millions of Korean won)
Number of treasury shares[1]		22,560,240	5,916,962	(2,303,617)		26,173,585
Carrying amount[1]	￦	968,549	267,639	(100,000)	￦	1,136,188

[1]	For the year ended December 31, 2019, the treasury stock trust agreement of ￦ 300,000 million with Samsung Securities Co., Ltd., which had been signed in 2018, was terminated.

27. Net Interest Income

Details of interest income and interest expense for the years ended December 31, 2017, 2018 and 2019 are as follows:

	2017
	(In millions of Korean won)
Interest income
Due from financial institutions	￦	127,434
Financial assets at fair value through profit or loss		536,605
Loans		9,990,792
Financial investments
Available-for-sale financial assets		678,716
Held-to-maturity financial assets		480,595
Other		104,915

Sub-total		11,919,057

Interest expenses
Deposits		2,345,885
Debts		367,587
Debentures		880,709
Other		78,262

Sub-total		3,672,443

Net interest income	￦	8,246,614

	2018
	(In millions of Korean won)
Interest income
Due from financial institutions at fair value through profit or loss	￦	9,236
Securities measured at fair value through profit or loss		713,058
Loans measured at fair value through profit or loss		26,066
Securities measured at fair value through other comprehensive income		718,327
Loans measured at fair value through other comprehensive income		2,373
Deposits at amortized cost		109,155
Securities measured at amortized cost		604,709
Loans at amortized cost		11,431,359
Other		120,286

Sub-total		13,734,569

Interest expenses
Deposits		3,041,739
Debts		544,562
Debentures		1,148,729
Other		94,611

Sub-total		4,829,641

Net interest income	￦	8,904,928

	2019
	(In millions of Korean won)
Interest income
Due from financial institutions at fair value through profit or loss	￦	2,685
Securities measured at fair value through profit or loss		668,377
Loans measured at fair value through profit or loss		33,001
Securities measured at fair value through other comprehensive income		774,864
Loans measured at fair value through other comprehensive income		14,708
Deposits at amortized cost		150,635
Securities measured at amortized cost		599,519
Loans at amortized cost		12,247,493
Other		147,905

Sub-total		14,639,187

Interest expenses
Deposits		3,481,121
Debts		596,425
Debentures		1,240,566
Other		124,288

Sub-total		5,442,400

Net interest income	￦	9,196,787

Interest income recognized on impaired loans is ￦54,235 million, ￦48,974 million and ￦54,033 million for the years ended December 31, 2017, 2018 and 2019, respectively.

28. Net Fee and Commission Income

Details of fee and commission income, and fee and commission expense for the years ended December 31, 2017, 2018 and 2019, are as follows:

	2017		2018		2019
	(In millions of Korean won)
Fee and commission income
Banking activity fees	￦	188,405	￦	208,443	￦	214,512
Lending activity fees		74,858		74,340		83,916
Credit & Debit card related fees and commissions		1,847,743		1,360,515		1,316,636
Agent activity fees		152,028		149,585		172,211
Trust and other fiduciary fees		353,903		363,767		388,352
Fund management related fees		132,889		132,657		153,798
Guarantee fees		49,546		44,104		48,122
Foreign currency related fees		106,038		124,201		134,145
Commissions from transfer agent services		195,556		167,071		145,846
Other business account commission on consignment		33,793		36,947		36,813
Commissions received on securities business		450,199		518,309		445,987
Lease fees		144,221		246,537		428,195
Others		259,071		291,244		310,714

Sub-total		3,988,250		3,717,720		3,879,247

Fee and commission expense
Trading activity related fees[1]		29,547		31,889		28,869
Lending activity fees		23,253		25,734		26,040
Credit card related fees and commissions		1,482,221		907,831		892,391
Outsourcing related fees		127,542		164,594		190,312
Foreign currency related fees		27,394		43,053		42,902
Other		248,269		301,243		343,729

Sub-total		1,938,226		1,474,344		1,524,243

Net fee and commission income	￦	2,050,024	￦	2,243,376	￦	2,355,004

[1]	The fees from financial instruments at fair value through profit or loss.

29. Net Gains or Losses on Financial Assets/Liabilities at Fair Value Through Profit or Loss

29.1 Net Gains or Losses on Financial Instruments Held for Trading

Net gain or loss from financial instruments at fair value through profit or loss includes dividend income, gains or losses arising from changes in the fair values, sales and redemptions. Details of net gain or loss from financial instruments held for trading for the years ended December 31, 2017, 2018 and 2019, are as follows:

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

	2019
	(In millions of Korean won)
Revenue from financial instruments at fair value through profit or loss
Financial assets at fair value through profit or loss
Debt securities	￦	1,613,946
Equity securities		428,646

Sub-total		2,042,592

Derivatives held for trading
Interest rate		2,685,998
Currency		5,251,597
Stock or stock index		2,612,422
Credit		41,548
Commodity		15,240
Other		212,731

Sub-total		10,819,536

Financial liabilities at fair value through profit or loss		46,750

Other financial instruments		5,811

Total	￦	12,914,689

Expense from financial instruments at fair value through profit or loss
Financial assets at fair value through profit or loss
Debt securities	￦	752,999
Equity securities		315,743

Sub-total		1,068,742

Derivatives held for trading
Interest rate		2,758,205
Currency		5,118,095
Stock or stock index		1,585,086
Credit		42,172
Commodity		9,437
Other		190,979

Sub-total		9,703,974

Financial liabilities at fair value through profit or loss		94,426

Other financial instruments		5,704

Total		10,872,846

Net gains or losses on financial instruments held for trading	￦	2,041,843

29.2 Net Gains or Losses on Financial Instruments Designated at Fair Value Through Profit or Loss

Net gain or loss from financial instruments designated at fair value through profit or loss includes dividend income and gains or losses arising from changes in the fair values, sales and redemptions. Details of net gain or loss from financial instruments designated at fair value through profit or loss for the years ended December 31, 2017, 2018 and 2019, are as follows:

	2017[1]		2018		2019
	(In millions of Korean won)
Revenue from financial instruments designated at fair value through profit or loss
Financial assets designated at fair value through profit or loss	￦	128,673	￦	—	￦	—
Financial liabilities designated at fair value through profit or loss		474,736		667,508		555,749

Sub-total		603,409		667,508		555,749

Expense from financial instruments designated at fair value through profit or loss
Financial assets designated at fair value through profit or loss		78,113		—		—
Financial liabilities designated at fair value through profit or loss		1,266,779		760,577		1,953,720

Sub-total		1,344,892		760,577		1,953,720

Net gains or losses on financial instruments designated at fair value through profit or loss	￦	(741,483)	￦	(93,069)	￦	(1,397,971)

[1]	Regarding reclassification of interest income following the change of accounting policy, gains related to financial instruments held for trading for 2017, has been restated.

30. Other Operating Income and Expenses

Details of other operating income and expenses for the years ended December 31, 2017, 2018 and 2019, are as follows:

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

	2018
	(In millions of Korean won)
Other operating income
Revenue related to financial assets measured at fair value through other comprehensive income
Gain on redemption of financial assets measured at fair value through other comprehensive income	￦	259
Gain on sale of financial assets measured at fair value through other comprehensive income		134,875

Sub-total		135,134

Financial assets at amortized cost
Gain on sale of loans at amortized cost		46,877

Sub-total		46,877

Gain on foreign exchange transactions		1,600,161
Dividend income		83,930
Others		260,709

Total other operating income		2,126,811

Other operating expenses
Expense on redemption of financial assets measured at fair value through other comprehensive income
Losses on redemption of financial assets measured at fair value through other comprehensive income		17
Losses on sale of financial assets measured at fair value through other comprehensive income		35,864

Sub-total		35,881

Financial assets at amortized cost
Loss on sale of loans at amortized cost		9,006

Sub-total		9,006

Loss on foreign exchanges transactions		1,539,837
Others		1,672,123

Total other operating expenses		3,256,847

Net other operating expenses	￦	(1,130,036)

	2019
	(In millions of Korean won)
Other operating income
Revenue related to financial assets measured at fair value through other comprehensive income
Gain on redemption of financial assets measured at fair value through other comprehensive income	￦	796
Gain on sale of financial assets measured at fair value through other comprehensive income		222,371

Sub-total		223,167

Financial assets at amortized cost
Gain on sale of loans at amortized cost		80,746

Sub-total		80,746

Gain on foreign exchange transactions		2,183,703
Dividend income		54,768
Others		321,244

Total other operating income		2,863,628

Other operating expenses
Expense on redemption of financial assets measured at fair value through other comprehensive income
Losses on redemption of financial assets measured at fair value through other comprehensive income		—
Losses on sale of financial assets measured at fair value through other comprehensive income		16,975

Sub-total		16,975

Financial assets at amortized cost
Loss on sale of loans at amortized cost		19,439

Sub-total		19,439

Loss on foreign exchanges transactions		1,970,294
Others		1,920,244

Total other operating expenses		3,926,952

Net other operating expenses	￦	(1,063,324)

31. General and Administrative Expenses

31.1 General and Administrative Expenses

Details of general and administrative expenses for the years ended December 31, 2017, 2018 and 2019, are as follows:

	2017		2018		2019
	(In millions of Korean won)
Employee Benefits
Salaries and short-term employee benefits—salaries	￦	2,465,132	￦	2,512,945	￦	2,557,821
Salaries and short-term employee benefits—others		822,536		870,356		848,421
Post-employment benefits—defined benefit plans		231,704		217,085		231,913
Post-employment benefits—defined contribution plans		15,046		21,056		27,924
Termination benefits		160,798		242,010		239,790
Share-based payments		73,370		10,930		49,418

Sub-total		3,768,586		3,874,382		3,955,287

Depreciation and amortization		370,378		408,771		784,431

Other general and administrative expenses
Rental expense		320,920		361,344		109,745
Tax and dues		195,965		214,683		238,670
Communication		44,516		46,661		48,749
Electricity and utilities		31,158		28,823		29,161
Publication		17,383		16,018		15,136
Repairs and maintenance		20,524		22,432		23,947
Vehicle		11,587		12,495		11,537
Travel		17,407		19,393		21,452
Training		26,664		30,310		31,451
Service fees		179,311		210,081		227,631
Electronic data processing expenses		172,007		189,007		258,456
Advertising		199,676		217,244		228,826
Others		252,582		266,868		286,538

Sub-total		1,489,700		1,635,359		1,531,299

Total	￦	5,628,664	￦	5,918,512	￦	6,271,017

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

Details of stock grants linked to long-term performance as of December 31, 2019, are as follows:

	Grant date	Number of granted shares[1]	Vesting conditions[2]
		(In number of shares)
KB Financial Group Inc.
Series 18	Jul. 17, 2017	7,826	Services fulfillment, market performance[3] 30~50% and non-market performance[4] 50~70%
Series 19	Nov. 21, 2017	46,890	Services fulfillment, market performance[3] 35% and non-market performance[5] 65%
Series 20	Jan. 01, 2018	38,826	Services fulfillment, market performance[3] 30~50% and non-market performance[4] 50~70%
Series 21	Jan. 01, 2019	28,926	Services fulfillment, market performance[3] 30% and non-market performance[4] 70%
Series 22	Apr. 01, 2019	3,227	Services fulfillment, market performance[3] 30% and non-market performance[4] 70%
Series 23	May 27, 2019	1,392	Services fulfillment, market performance[3] 30% and non-market performance[4] 70%
Series 24	Jul. 17, 2019	11,224	Services fulfillment, market performance[3] 30% and non-market performance[4] 70%
Deferred grant	2015	10,043	Satisfied
Deferred grant	2016	12,093	Satisfied
Deferred grant	2017	45,728	Satisfied
Deferred grant	2018	8,057	Satisfied

		214,232

Kookmin Bank
Series 72	Aug. 28, 2017	6,742	Services fulfillment, market performance[3] 30~50% and non-market performance[4] 50~70%
Series 73	Nov. 21, 2017	27,786	Services fulfillment, market performance[3] 30% and non-market performance[6] 70%
Series 74	Jan. 01, 2018	134,465	Services fulfillment, market performance[3] 30~50% and non-market performance[4] 50~70%
Series 75	Jan. 01, 2019	192,170	Services fulfillment, market performance[3] 30~50% and non-market performance[4] 50~70%
Series 76	Apr. 01, 2019	5,380	Services fulfillment, market performance[3] 30~50% and non-market performance[4] 50~70%
Series 77	May 27, 2019	5,569	Services fulfillment, market performance[3] 30~50% and non-market performance[4] 50~70%
Series 78	Nov. 21, 2019	36,443	Services fulfillment, market performance[3] 30% and non-market performance[6] 70%
Deferred grant	2015	4,756	Satisfied
Deferred grant	2016	65,419	Satisfied
Deferred grant	2017	95,697	Satisfied
Deferred grant	2018	97,244	Satisfied

		671,671

	Grant date	Number of granted shares[1]	Vesting conditions[2]
	(In number of shares)
Other subsidiaries
Stock granted in 2010	—	106	Services fulfillment, market performance[3] 10~50% and non-market performance4, 50~90%
Stock granted in 2011	—	146
Stock granted in 2012	—	420
Stock granted in 2013	—	1,007
Stock granted in 2014	—	1,223
Stock granted in 2015	—	4,456
Stock granted in 2016	—	23,474
Stock granted in 2017	—	83,459
Stock granted in 2018	—	257,064
Stock granted in 2019	—	241,226

		612,581

		1,498,484

[1]

Granted shares represent the total number of shares initially granted to executives and employees that have residual shares at the end of reporting period (Deferred grants are residual shares as of December 31, 2019).

[2]

Executives and employees were given the option of deferred payment of the granted shares (after the date of retirement), payment ratio, and payment period. Accordingly, a certain percentage of the granted amount is deferred for up to five years after the date of retirement after the deferred grant has been confirmed.

[3]

Relative TSR (Total Shareholders Return): [(Fair value at the end of the contract—Fair value at the beginning of the contract) + (Total amount of dividend per share paid during the contract period)] / Fair value at the beginning of the contract

[4]	Accomplishment of subsidiaries’ performance and accomplishment of performance results.
[5]	EPS, Asset Quality, HCROI, Profit from non-banking segment
[6]	EPS, Asset Quality

Details of stock grants linked to short-term performance as of December 31, 2019, are as follows:

	Estimated number of vested shares[1]	Vesting conditions
	(In number of shares)
KB Financial Group Inc.
Stock granted in 2015	9,690	Satisfied
Stock granted in 2016	11,783	Satisfied
Stock granted in 2017	12,273	Satisfied
Stock granted in 2018	20,664	Satisfied
Stock granted in 2019	30,504	Proportional to service period
Kookmin Bank
Stock granted in 2015	15,831	Satisfied
Stock granted in 2016	52,855	Satisfied
Stock granted in 2017	55,490	Satisfied
Stock granted in 2018	109,296	Satisfied
Stock granted in 2019	112,445	Proportional to service period
Other subsidiaries
Stock granted in 2015	16,922	Satisfied
Stock granted in 2016	94,201	Satisfied
Stock granted in 2017	238,115	Satisfied
Stock granted in 2018	457,006	Satisfied
Stock granted in 2019	284,888	Proportional to service period

[1]

Executives and employees were given the option of deferred payment of the granted shares (after the date of retirement), payment ratio, and payment period. Accordingly, a certain percentage of the granted amount is deferred for up to five years after the date of retirement after the deferred grant has been confirmed.

Share grants are measured at fair value using the Monte Carlo Simulation Model and assumptions used in determining the fair value as of December 31, 2019, are as follows:

	Risk free rate (%)	Fair value (Market performance condition)	Fair value (Non-market performance condition)
Linked to long term performance
(KB Financial Group Inc.)
Series 18	1.34	40,362~44,034	43,659~47,631
Series 19	1.34	38,220~41,775	42,493~46,445
Series 20	1.34	41,135~45,035	43,659~47,631
Series 21	1.34	41,489~46,021	42,336~47,631
Series 22	1.34	41,070~44,926	41,070~44,926
Series 23	1.34	41,070~44,926	41,070~44,926
Series 24	1.34	41,070~44,926	41,070~44,926
Deferred grant in 2015	1.34	—	38,616~47,631
Deferred grant in 2016	1.34	—	42,336~47,631
Deferred grant in 2017	1.34	—	43,659~47,631
Deferred grant in 2018	1.34	—	42,336~47,631

	Risk free rate (%)	Fair value (Market performance condition)	Fair value (Non-market performance condition)

(Kookmin Bank)
Series 72	1.34	43,659~47,631	43,659~47,631
Series 73	1.34	41,253~43,741	43,803~46,445
Series 74	1.34	41,279~45,035	43,659~47,631
Series 75	1.34	41,506~46,021	42,336~47,631
Series 76	1.34	41,070~44,926	41,070~44,926
Series 77	1.34	41,070~44,926	41,070~44,926
Series 78	1.34	38,303~41,900	41,070~44,926
Grant deferred in 2015	1.34	—	44,926~47,631
Grant deferred in 2016	1.34	—	42,336~47,631
Grant deferred in 2017	1.34	—	42,336~47,631
Grant deferred in 2018	1.34	—	42,336~47,631

(Other subsidiaries)
Share granted in 2010	1.34	—	46,281
Share granted in 2011	1.34	—	46,281
Share granted in 2012	1.34	—	44,926~46,281
Share granted in 2013	1.34	—	44,926~47,631
Share granted in 2014	1.34	—	40,065~46,766
Share granted in 2015	1.34	—	41,070~47,676
Share granted in 2016	1.34	—	39,801~47,631
Share granted in 2017	1.34	35,863~46,817	38,616~47,631
Share granted in 2018	1.34	37,446~45,240	39,801~47,631
Share granted in 2019	1.34	39,878~47,631	41,070~47,631

Linked to short-term performance
(KB Financial Group Inc.)
Share granted in 2015	1.34	—	38,616~47,631
Share granted in 2016	1.34	—	39,801~47,631
Share granted in 2017	1.34	—	42,336~47,631
Share granted in 2018	1.34	—	42,336~47,631
Share granted in 2019	1.34	—	43,659~46,281

(Kookmin Bank)
Share granted in 2015	1.34	—	42,336~47,631
Share granted in 2016	1.34	—	41,070~47,631
Share granted in 2017	1.34	—	42,336~47,631
Share granted in 2018	1.34	—	42,336~47,631
Share granted in 2019	1.34	—	43,659~46,281

(Other subsidiaries)
Share granted in 2015	1.34	—	38,616~47,631
Share granted in 2016	1.34	—	38,616~47,631
Share granted in 2017	1.34	—	38,616~47,631
Share granted in 2018	1.34	—	38,616~47,631
Share granted in 2019	1.34	—	39,801~46,281

The Group used the volatility of the stock price over the previous year as the expected volatility, used the arithmetic mean of the dividend rate of one year before, two years before, and three years before the base year as the dividend yield, and used one-year risk-free interest rate in order to calculate fair value.

As of December 31, 2018 and 2019, the accrued expenses related to share-based payments including share grants amounted to ￦ 111,058 million and ￦ 124,853 million, respectively, and the compensation costs from share grants amounting to ￦ 10,930 million and ￦ 49,418 million were incurred during the years ended 2018 and 2019, respectively.

Details of Mileage stock as of December 31, 2019, are as follows:

	Grant date	Number of granted shares[1]	Expected exercise period (years)[2]	Remaining shares
		(in number of shares)
Stock granted in 2017	Jan. 09, 2017	28,925	0.00~0.02	11,365
	Feb. 03, 2017	43	0.00~0.09	28
	Apr. 03, 2017	82	0.00~0.25	61
	May 22, 2017	20	0.00~0.39	20
	Jul. 03, 2017	52	0.00~0.50	52
	Aug. 07, 2017	29	0.00~0.60	19
	Aug. 08, 2017	5	0.00~0.60	2
	Aug. 16, 2017	204	0.00~0.62	151
	Aug. 17, 2017	40	0.00~0.63	24
	Aug. 24, 2017	387	0.00~0.65	288
	Sept. 08, 2017	83	0.00~0.69	73
	Nov. 01, 2017	120	0.00~0.84	103
	Nov. 06, 2017	106	0.00~0.85	101
	Dec. 06, 2017	105	0.00~0.93	83
	Dec. 26, 2017	255	0.00~0.99	175
	Dec. 29, 2017	114	0.00~0.99	58
Stock granted in 2018	Jan. 10, 2018	19,197	0.00~1.03	15,430
	Feb. 12, 2018	9	0.00~1.12	7
	Apr. 02, 2018	115	0.00~1.25	99
	Apr. 30, 2018	86	0.00~1.33	62
	May 08, 2018	170	0.00~1.35	150
	Jun. 01, 2018	140	0.00~1.42	121
	Jul. 02, 2018	180	0.00~1.50	123
	Aug. 07, 2018	194	0.00~1.60	175
	Aug. 09, 2018	47	0.00~1.61	38
	Aug. 14, 2018	30	0.00~1.62	30
	Aug. 16, 2018	130	0.00~1.62	112
	Sept. 07, 2018	106	0.00~1.68	82
	Oct. 04, 2018	129	0.00~1.76	106
	Nov. 01, 2018	258	0.00~1.84	248
	Nov. 06, 2018	236	0.00~1.85	206
	Dec. 03, 2018	132	0.00~1.92	132
	Dec. 04, 2018	21	0.00~1.93	21
	Dec. 07, 2018	91	0.00~1.93	91
	Dec. 12, 2018	64	0.00~1.95	57
	Dec. 18, 2018	271	0.00~1.96	271
	Dec. 19, 2018	42	0.00~1.97	42
	Dec. 31, 2018	127	0.00~2.00	127

	Grant date	Number of granted shares[1]	Expected exercise period (years)[2]	Remaining shares
		(in number of shares)
Stock granted in 2019	Jan. 11, 2019	26,580	0.00~2.03	25,563
	Feb. 01, 2019	12	0.00~2.09	12
	Apr. 01, 2019	167	0.00~2.25	167
	Apr. 18, 2019	105	0.00~2.30	105
	Apr. 22, 2019	33	0.00~2.31	33
	Jul. 01, 2019	109	0.00~2.50	109
	Aug. 29, 2019	39	0.00~2.66	39
	Sept. 02, 2019	50	0.00~2.67	50
	Nov. 01, 2019	119	0.00~2.84	119
	Nov. 08, 2019	14	0.00~2.85	14
	Dec. 05, 2019	56	0.00~2.93	56
	Dec. 06, 2019	84	0.00~2.93	84
	Dec. 31, 2019	87	0.00~3.00	87

	Total	79,800	Total	56,771

[1]

Mileage stock may be exercised after one year from the grant date for two years. When the mileage stock is exercised, the closing price of prior month is applied. However, in case of transfer or retirement during the vesting period, mileage stock may still be exercised at the closing price of prior month.

[2]	The remaining shares are assessed based on the stock price as of December 31, 2019. These shares are vested immediately at grant date.

As of December 31, 2018 and 2019, the accrued expenses for share-based payments in regard to mileage stock amounted to ￦ 2,283 million and ￦ 2,705 million, respectively, and the compensation costs amounting to ￦ 1,350 million and ￦ 1,334 million were recognized for the years ended December 31, 2018 and 2019, respectively.

32. Net Other Non-operating Income and Expenses

Details of other non-operating income and expenses for the years ended December 31, 2017, 2018 and 2019, are as follows:

	2017		2018		2019
	(In millions of Korean won)
Other non-operating income
Gain on disposal of property and equipment	￦	10,867	￦	34,238	￦	35,747
Rent received		32,254		55,321		85,720
Gain on bargain purchase		122,986		—		—
Gain on sales of disposal group held for sale		22,371		118,716		2,731
Others		72,248		37,122		84,793

Sub-total		260,726		245,397		208,991

Other non-operating expenses
Loss on disposal of property and equipment		2,500		6,131		8,587
Donation		54,419		130,249		102,711
Restoration cost		3,465		4,386		2,902
Management cost for special bonds		3,279		3,338		3,382
Loss on sales of disposal group held for sale		45,764		—		—
Impairment loss on disposition of disposal group held for sale		7,198		—		—
Impairment loss for goodwill		1,202		—		—
Others		104,023		91,502		64,523

Sub-total		221,850		235,606		182,105

Net other non-operating income	￦	38,876	￦	9,791	￦	26,886

33. Income Tax Expense

Income tax expense for the years ended December 31, 2017, 2018 and 2019, are as follows:

	2017		2018		2019
	(In millions of Korean won)
Tax payable
Current tax expense	￦	700,597	￦	1,096,600	￦	1,043,047
Adjustments recognized in the period for current tax of prior years		(39,445)		22,925		(51,130)

Sub-total		661,152		1,119,525		991,917

Changes in deferred income tax liabilities (assets)[1]		212,195		114,345		285,820

Income tax recognized directly in equity
Remeasurements of net defined benefit liabilities		(7,240)		52,377		21,172
Exchange difference in foreign operation		25,674		(13,087)		(5,714)
Change in value of available-for-sale financial assets		(84,781)		—		—
Change in value of held-to-maturity financial assets		(3,789)		—		—
Gains (losses) on financial assets at fair value through other comprehensive income		—		(33,329)		(13,168)
Shares of other comprehensive income of associates and joint ventures		20,975		1,374		(3,147)
Cash flow hedges		(4,368)		400		10,537
Hedges of a net investment in a foreign operation		(8,186)		10,292		3,194
OCI related with assets held for sale		(21,498)		—		—
OCI related with separate account assets		4,829		(10,864)		(1,301)
Fair value changes on financial liabilities designated at fair value due to own credit risk		—		(563)		4,294
Net gains on overlay adjustment		—		(884)		(72,817)

Sub-total		(78,384)		5,716		(56,950)

Tax expense	￦	794,963	￦	1,239,586	￦	1,220,787

[1]

The corporate tax rate was changed due to the amendment of corporate tax law in 2017. Accordingly, the expected rate has been applied for the deferred tax assets and liabilities that are expected to be utilized in periods after 2017. Amended income tax rate for ￦ 200 million and below is 11%, for ￦ 200 million to ￦ 20 billion is 22%, for ￦ 20 billion to ￦ 300 billion is 24.2% and for over ￦ 300 billion is 27.5%.

An analysis of the net profit before income tax and income tax expense for the years ended December 31, 2017, 2018 and 2019, follows:

	2017			2018			2019
	Tax rate	Amount		Tax rate	Amount		Tax rate	Amount
	(%)	(In millions of Korean won)		(%)	(In millions of Korean won)		(%)	(In millions of Korean won)
Net profit before income tax		￦	4,138,424		￦	4,301,532		￦	4,533,986

Tax at the applicable tax rate[1]	24.19		1,001,037	27.26		1,172,559	27.27		1,236,484
Non-taxable income	(5.02)		(207,777)	(0.28)		(11,888)	(0.52)		(23,601)
Non-deductible expense	0.26		10,706	0.64		27,551	0.42		19,086
Tax credit and tax exemption	(0.04)		(1,658)	(0.01)		(637)	(0.01)		(627)
Temporary difference for which no deferred tax is recognized	(0.16)		(6,484)	0.29		12,260	(0.11)		(4,860)
Deferred tax relating to changes in recognition and measurement	(0.12)		(4,894)	(0.06)		(2,692)	—		(100)
Income tax refund for tax of prior years	(0.12)		(4,854)	(0.19)		(8,135)	(0.20)		(9,105)
Income tax expense of overseas branch	0.04		1,549	0.09		3,882	0.11		5,004
Effects from change in tax rate	0.42		17,367	(0.03)		(1,470)	—		—
Others	(0.24)		(10,029)	1.12		48,156	(0.03)		(1,494)

Average effective tax rate and tax expense	19.21	￦	794,963	28.82	￦	1,239,586	26.93	￦	1,220,787

[1]

Applicable income tax rate for ￦200 million and below is 11%, for over ￦200 million to ￦20 billion is 22%, and for over ￦20 billion to ￦300 billion is 24.2%, for over ￦300 billion is 27.5% as at December 31, 2018 and 2019.

34. Dividends

The dividends paid to the shareholders of the Parent Company in 2018 and 2019 were ￦ 766,728 million (￦ 1,920 per share) and ￦ 759,736 million (￦ 1,920 per share) , respectively. The dividends to the shareholders in respect of the year ended December 31, 2019 of ￦ 2,210 per share, amounting to total dividends of ￦ 861,092 million were declared at the annual general meeting on March 20, 2020. The Group’s financial statements as of December 31, 2019, do not reflect this dividend payable.

35. Accumulated Other Comprehensive Income

Details of changes in accumulated other comprehensive income for the years ended December 31, 2018 and 2019, are as follows:

	2018
	Beginning[1]		Changes except for reclassification		Reclassification to profit or loss		Replaced by retained earnings		Tax effect		Ending
	(In millions of Korean won)
Remeasurements of net defined benefit liabilities	￦	(96,385)	￦	(190,393)	￦	—	￦	—	￦	52,377	￦	(234,401)
Exchange differences on translating foreign operations		(54,700)		46,946		15,057		—		(13,087)		(5,784)
Other comprehensive income related with financial assets at fair value through other comprehensive income		362,681		134,198		8,521		(21,377)		(33,329)		450,694
Other comprehensive income related with investments in associates and joint ventures		(644)		(5,107)		—		—		1,374		(4,377)
Cash flow hedges		14,887		(24,672)		15,234		—		400		5,849
Hedges of a net investment in a foreign operation		(5,958)		(25,096)		(12,330)		—		10,292		(33,092)
Other comprehensive income related with separate account assets		(13,692)		35,826		3,747		—		(10,864)		15,017
Profit or loss related with credit risk change of Financial liabilities designated at fair value through profit or loss		(10,438)		2,047		—		—		(563)		(8,954)
Net overlay adjustment		(7,559)		24,458		(23,161)		—		(884)		(7,146)

Total	￦	188,192	￦	(1,793)	￦	7,068	￦	(21,377)	￦	5,716	￦	177,806

[1]	Prepared in accordance with IFRS 9

	2019
	Beginning		Changes except for reclassification		Reclassification to profit or loss		Replaced by retained earnings		Tax effect		Ending
	(In millions of Korean won)
Remeasurements of net defined benefit liabilities	￦	(234,401)	￦	(76,999)	￦	—	￦	—	￦	21,172	￦	(290,228)
Exchange differences on translating foreign operations		(5,784)		37,938		5,353		—		(5,714)		31,793
Other comprehensive income related with financial assets at fair value through other comprehensive income		450,694		106,984		(82,662)		25,483		(13,168)		487,331
Other comprehensive income related with investments in associates and joint ventures		(4,377)		10,842		—		—		(3,147)		3,318
Cash flow hedges		5,849		(65,323)		21,604		—		10,537		(27,333)
Hedges of a net investment in a foreign operation		(33,092)		(13,410)		1,316		—		3,194		(41,992)
Other comprehensive income related with separate account assets		15,017		21,029		(16,364)		—		(1,301)		18,381
Profit or loss related with credit risk change of Financial liabilities designated at fair value through profit or loss		(8,954)		(15,666)		—		—		4,294		(20,326)
Net overlay adjustment		(7,146)		269,643		(2,603)		—		(72,817)		187,077

Total	￦	177,806	￦	275,038	￦	(73,356)	￦	25,483	￦	(56,950)	￦	348,021

36. Earnings per Share

36.1 Basic Earnings Per Share

Basic earnings per share is calculated by dividing profit and loss attributable to ordinary equity holders of the Parent Company by the weighted average number of ordinary shares outstanding, excluding the treasury shares, during the years ended December 31, 2017, 2018 and 2019.

Weighted average number of ordinary shares outstanding:

	2017		2018		2019[1]
	(in number of shares)
	Number of shares	Accumulated amount	Number of shares	Accumulated amount	Number of shares	Accumulated amount
Number of issued ordinary shares	418,111,537	152,610,711,005	418,111,537	152,610,711,005	415,807,920	152,564,638,665
Number of treasury shares	(19,147,923)	(7,076,099,790)	(22,560,240)	(7,888,226,378)	(26,173,585)	(9,801,574,522)

Number of ordinary shares outstanding	398,963,614	145,534,611,215	395,551,297	144,722,484,627	389,634,335	142,763,064,143
Number of days		365		365		365
Weighted average number of ordinary shares outstanding		398,724,962		396,499,958		391,131,683

[1]	Initial date of treasury stock that was deducted by the retirement is December 12, 2019.

Basic earnings per share:

	2017		2018		2019
	(in Korean won and in number of shares)
Profit attributable to shareholders of the Parent Company	￦	3,311,437,880,186	￦	3,061,191,387,929	￦	3,311,827,412,557
Deduction: Dividends on hybrid securities		—		—		6,512,500,000
Profit attributable to the ordinary equity holders of the Parent Company (A)	￦	3,311,437,880,186	￦	3,061,191,387,929	￦	3,305,314,912,557
Weighted average number of ordinary shares outstanding (B)		398,724,962		396,499,958		391,131,683
Basic earnings per share (C = A / B)	￦	8,305	￦	7,721	￦	8,451

36.2 Diluted Earnings per Share

Diluted earnings per share is calculated by adjusting the weighted average number of ordinary shares outstanding to assume conversion of all dilutive potential ordinary shares. The Group’s dilutive potential ordinary shares include Stock Grants.

A calculation is done to determine the number of shares that could have been acquired at fair value (determined as the average market share price of the Group’s outstanding shares for the year) based on the monetary value of Stock Grants. The number of shares calculated above is compared with the number of shares that would have been issued assuming the settlement of Stock Grants.

Adjusted profit for diluted earnings per share for the years ended December 31, 2017, 2018 and 2019, are as follows:

	2017		2018		2019
	(In Korean won)
Profit attributable to the ordinary equity holders of the Parent Company	￦	3,311,437,880,186	￦	3,061,191,387,929	￦	3,305,314,912,557
Adjustment		—		—		—

Adjusted profit for diluted earnings per share	￦	3,311,437,880,186	￦	3,061,191,387,929	￦	3,305,314,912,557

Adjusted weighted average number of ordinary shares outstanding to calculate diluted earnings per share for the years ended December 31, 2017, 2018 and 2019, are as follows:

	2017	2018	2019
	(in number of shares)
Weighted average number of ordinary shares outstanding	398,724,962	396,499,958	391,131,683
Adjustment:
Stock Grants	2,319,533	2,307,630	2,890,513
Adjusted weighted average number of ordinary shares outstanding for diluted earnings per share	401,044,495	398,807,588	394,022,196

Diluted earnings per share for the years ended December 31, 2017, 2018 and 2019, are as follows:

	2017		2018		2019
	(in Korean won and in number of shares)
Adjusted profit for diluted earnings per share	￦	3,311,437,880,186	￦	3,061,191,387,929	￦	3,305,314,912,557
Adjusted weighted average number of ordinary shares outstanding for diluted earnings per share		401,044,495		398,807,588		394,022,196
Diluted earnings per share	￦	8,257	￦	7,676	￦	8,389

37. Insurance Contracts

37.1 Insurance Assets

Details of deferred acquisition costs included in other assets as of December 31, 2018 and 2019, are as follows:

	2018		2019
	(In millions of Korean won)
Non-life insurance	￦	547,831	￦	786,626
Life insurance		119,293		134,739

Total	￦	667,124	￦	921,365

Changes in the deferred acquisition costs for the years ended December 31, 2018 and 2019, are as follows:

	2018
	Beginning		Increase		Decrease		Ending
	(In millions of Korean won)
Non-life insurance	￦	267,602	￦	772,650	￦	(492,421)	￦	547,831
Life insurance		130,393		102,552		(113,652)		119,293

Total	￦	397,995	￦	875,202	￦	(606,073)	￦	667,124

	2019
	Beginning		Increase		Decrease		Ending
	(In millions of Korean won)
Non-life insurance	￦	547,831	￦	815,712	￦	(576,917)	￦	786,626
Life insurance		119,293		117,808		(102,362)		134,739

Total	￦	667,124	￦	933,520	￦	(679,279)	￦	921,365

Details of reinsurance assets included in other assets as of December 31, 2018 and 2019, are as follows:

		2018		2019
		(In millions of Korean won)
Non-life insurance	Reserve for outstanding claims
	General insurance	￦	360,997	￦	361,065
	Automobile insurance		18,057		16,555
	Long-term insurance		109,751		130,758
	Unearned premium reserve
	General insurance		171,240		208,820
	Automobile insurance		30,864		19,952

	Sub-total		690,909		737,150

Life insurance	Reserve for outstanding claims		1,912		1,639
	Unearned premium reserve		448		408

	Sub-total		2,360		2,047

Others	Reserve for outstanding claims		3,417		2,563
	Unearned premium reserve		983		844

	Sub-total		4,400		3,407

Total reinsurance assets			697,669		742,604
Allowance for impairment			1,916		1,953

Total reinsurance assets, net		￦	695,753	￦	740,651

The changes in reinsurance assets included in other assets as of December 31, 2018 and 2019, are as follows:

		2018
		Beginning		Net increase (decrease)		Ending
		(In millions of Korean won)
Non-life insurance	Reserve for outstanding claims
	General insurance	￦	480,760	￦	(119,763)	￦	360,997
	Automobile insurance		13,320		4,737		18,057
	Long-term insurance		89,317		20,434		109,751
	Unearned premium reserve
	General insurance		178,586		(7,346)		171,240
	Automobile insurance		14,986		15,878		30,864

	Sub-total		776,969		(86,060)		690,909

Life insurance	Reserve for outstanding claims		1,410		502		1,912
	Unearned premium reserve		490		(42)		448

	Sub-total		1,900		460		2,360

Others	Reserve for outstanding claims		3,670		(253)		3,417
	Unearned premium reserve		1,075		(92)		983

	Sub-total		4,745		(345)		4,400

Total reinsurance assets			783,614		(85,945)		697,669
Allowance for impairment			629		1,287		1,916

Total reinsurance assets, net		￦	782,985	￦	(87,232)	￦	695,753

		2019
		Beginning		Net increase (decrease)		Ending
		(In millions of Korean won)
Non-life insurance	Reserve for outstanding claims
	General insurance	￦	360,997	￦	68	￦	361,065
	Automobile insurance		18,057		(1,502)		16,555
	Long-term insurance		109,751		21,007		130,758
	Unearned premium reserve
	General insurance		171,240		37,580		208,820
	Automobile insurance		30,864		(10,912)		19,952

	Sub-total		690,909		46,241		737,150

Life insurance	Reserve for outstanding claims		1,912		(273)		1,639
	Unearned premium reserve		448		(40)		408

	Sub-total		2,360		(313)		2,047

Others	Reserve for outstanding claims		3,417		(854)		2,563
	Unearned premium reserve		983		(139)		844

	Sub-total		4,400		(993)		3,407

Total reinsurance assets			697,669		44,935		742,604
Allowance for impairment			1,916		37		1,953

Total reinsurance assets, net		￦	695,753	￦	44,898	￦	740,651

37.2 Insurance Liabilities

Details of insurance liabilities as of December 31, 2018 and 2019 are as follows:

	2018
	Non-life insurance		Life insurance		Others		Total
	(In millions of Korean won)
Long-term insurance premium reserve	￦	22,333,503	￦	7,214,765	￦	—	￦	29,548,268
Reserve for outstanding claims		2,152,018		89,400		3,417		2,244,835
Unearned premium reserve		1,393,570		2,199		983		1,396,752
Reserve for participating policyholders’ dividends on long-term insurance		104,461		30,187		—		134,648
Unallocated Divisible Surplus to Future Policyholders		40,690		4,290		—		44,980
Reserve for compensation for losses on dividend-paying insurance contracts		19,410		5,644		—		25,054
Guarantee reserve		—		18,412		—		18,412

Total	￦	26,043,652	￦	7,364,897	￦	4,400	￦	33,412,949

	2019
	Non-life insurance		Life insurance		Others		Total
	(In millions of Korean won)
Long-term insurance premium reserve	￦	23,799,607	￦	6,991,247	￦	—	￦	30,790,854
Reserve for outstanding claims		2,297,256		101,690		2,563		2,401,509
Unearned premium reserve		1,522,827		4,603		845		1,528,275
Reserve for participating policyholders’ dividends on long-term insurance		117,094		29,745		—		146,839
Unallocated Divisible Surplus to Future Policyholders		46,901		4,202		—		51,103
Reserve for compensation for losses on dividend-paying insurance contracts		20,090		5,784		—		25,874
Guarantee reserve		—		22,229		—		22,229

Total	￦	27,803,775	￦	7,159,500	￦	3,408	￦	34,966,683

The changes in insurance liabilities for the years ended December 31, 2018 and 2019, are as follows:

		2018
		Beginning		Net increase (decrease)[2]		Ending
		(In millions of Korean won)
Non-life insurance	General insurance	￦	1,194,260	￦	(139,437)	￦	1,054,823
	Automobile insurance		1,477,569		14,725		1,492,294
	Long-term insurance		21,598,125		1,788,154		23,386,279
	Long-term investment contract		112,509		(2,253)		110,256
Life insurance	Pure endowment insurance		5,249,627		(16,136)		5,233,491
	Death insurance		366,303		134,268		500,571
	Joint insurance		1,782,885		(161,425)		1,621,460
	Group insurance		1,069		(334)		735
	Other[1]		14,183		(5,543)		8,640
Others			4,745		(345)		4,400

Total		￦	31,801,275	￦	1,611,674	￦	33,412,949

		2019
		Beginning		Net increase (decrease)[2]		Ending
		(In millions of Korean won)
Non-life insurance	General insurance	￦	1,054,823	￦	10,090	￦	1,064,913
	Automobile insurance		1,492,294		131,552		1,623,846
	Long-term insurance		23,386,279		1,619,799		25,006,078
	Long-term investment contract		110,256		(1,318)		108,938
Life insurance	Pure endowment insurance		5,233,491		2,637		5,236,128
	Death insurance		500,571		142,392		642,963
	Joint insurance		1,621,460		(350,605)		1,270,855
	Group insurance		735		(211)		524
	Other[1]		8,640		391		9,031
Others			4,400		(993)		3,407

Total		￦	33,412,949	￦	1,553,734	￦	34,966,683

[1]	Including policyholder’s profit dividend reserve and reserve for compensation for losses on dividend-paying insurance contract
[2]	Including currency translation effect and decrease in liability related to investment contract

37.3 Liability adequacy test

37.3.1 Non-life insurance

(a) Assumptions and basis for the insurance liability adequacy test as of December 31, 2018 and 2019, is as follows:

	Assumptions (%)		Basis
	2018	2019
Long-term insurance
Discount rate	0.55~7.32	2.47 ~10.55	Applied risk-free rate curve plus liquidity premium presented by Financial Supervisory Service
Expense ratio	6.43	6.60	Reflected future expense plan based on the most recent one-year data
Lapse ratio	1.50~31.40	1.51~34.13	Based on the most recent five-year data
Risk rate	9.0~724.0	13.1~1037.3	The rate of insurance claim payments to risk premiums based on historical data for the latest seven years
General insurance
Expense ratio	10.42	11.38	Ratio of maintenance costs incurred to earned premiums by the types of contracts for the most recent year
Loss adjustment expense ratio	4.63	4.54	Ratio of loss adjustment expenses incurred to insurance claim payments by the type of contracts within for the most recent three years
Claim settlement ratio	63.77	64.95	Ratio of insurance claims incurred to earned premiums by the type of contracts for the most recent five years
Automobile insurance
Expense ratio	10.11	9.94	Ratio of maintenance costs incurred to earned premiums by the type of collaterals for the most recent year
Loss adjustment expense ratio	9.09	8.84	Ratio of loss adjustment expenses incurred to insurance claims paid by the type of collaterals for the most recent three years
Claim settlement ratio	77.51	78.44	Ratio of insurance claims incurred to earned premiums by the type of collaterals for the most recent five years

The results of liability adequacy test as of December 31, 2018 and 2019, are as follows:

	2018
	Recognized liabilities[1]		Estimated adequate liabilities		Shortfall(surplus)
	(In millions of Korean won)
General insurance	￦	341,439	￦	279,756	￦	(61,683)
Automobile insurance		1,020,861		967,236		(53,625)
Long-term insurance		18,419,316		7,471,174		(10,948,142)

Total	￦	19,781,616	￦	8,718,166	￦	(11,063,450)

	2019
	Recognized liabilities[1]		Estimated adequate liabilities		Shortfall(surplus)
	(In millions of Korean won)
General insurance	￦	365,234	￦	296,800	￦	(68,434)
Automobile insurance		1,123,450		1,071,076		(52,374)
Long-term insurance		19,743,658		9,741,865		(10,001,793)

Total	￦	21,232,342	￦	11,109,741	￦	(10,122,601)

[1]

Long-term insurance is subject to premium reserves and unearned premium reserve, and the premium reserve is the premium reserve calculated based on the net premium method, deducting unamortized acquisition costs and insurance contract loans in accordance with Article 6-3 of the Insurance Supervisory Regulation.

As a result of adequacy test, the Group did not set additional reserve as it shows net surplus. As such, there was no amount recorded as a result of liability adequacy test.

37.3.2 Life insurance

Assumptions and basis for the insurance liability adequacy test as of December 31, 2018 and 2019, are as follows:

	Assumptions(%)		Basis
	2018	2019
Surrender rate	0~64.95	0~65.39	The ratio of cancelled premiums to premiums by product group, method of payment, channel, and elapsed period calculated based on the most recent five-year experience statistics
Rate of claim	8~122	11~132	The ratio of incidents by collateral, gender, elapsed period to the number of holding insurances based on the most recent seven-year experience statistics
Discount rate	(1.82)~13.71	(2.61)~15.53	Estimated investment assets profit ratio based on the interest rate scenario provided by the Financial Supervisory Service

Indirect costs included in commission and operating expenses were calculated based on unit cost of the expense allocation standards of the last year in accordance with the Regulation on Insurance Supervision. Direct costs included in commission and operating expenses were calculated based on estimates of future expense according to the Group’s regulations.

The results of liability adequacy test as of December 31, 2018 and 2019, are as follows:

		2018
		Recognized liabilities		Estimated adequate liabilities		Shortfall(surplus)
		(In millions of Korean won)
Fixed interest rate type	Participating	￦	30,571	￦	54,157	￦	23,586
	Non-participating		133,784		92,856		(40,928)

Variable interest rate type	Participating		1,087,049		1,088,218		1,169
	Non-participating		5,544,265		5,052,604		(491,661)

Variable type			(31,235)		(119,511)		(88,276)

Total		￦	6,764,434	￦	6,168,324	￦	(596,110)

		2019
		Recognized liabilities		Estimated adequate liabilities		Shortfall(surplus)
		(In millions of Korean won)
Fixed interest rate type	Participating	￦	30,514	￦	55,118	￦	24,604
	Non-participating		180,058		43,196		(136,862)

Variable interest rate type	Participating		1,037,148		1,056,841		19,693
	Non-participating		5,335,572		4,966,835		(368,737)

Variable type			(36,500)		(148,878)		(112,378)

Total		￦	6,546,792	￦	5,973,112	￦	(573,680)

As a result of adequacy test, the Group did not set additional reserve as it shows net surplus. As such, there was no amount recorded as a result of liability adequacy test.

37.4 Insurance Income and Expenses

Insurance income and expenses for the years ended December 31, 2017, 2018 and 2019, are as follows:

		2017		2018		2019
		(In millions of Korean won)
Insurance income	Premium income	￦	8,234,731	￦	10,730,227	￦	11,173,367
	Reinsurance income		564,894		873,053		850,871
	Reversal of policy reserves		—		344		993
	Separate account income		118,080		360,664		216,429
	Gain on change in reinsurance assets		49,466		—		42,432
	Other insurance income		3,821		10,782		33,090

	Sub-total		8,970,992		11,975,070		12,317,182

Insurance expenses	Insurance claims paid		2,945,158		4,415,760		5,046,772
	Dividend expenses		6,233		9,400		9,902
	Refunds of surrender value		2,193,843		2,855,573		2,870,543
	Reinsurance expenses		652,910		947,560		1,018,007
	Provision of policy reserves		1,644,389		1,608,519		1,547,264
	Separate account expenses		65,773		276,412		139,810
	Insurance operating expenses		293,591		418,646		453,016
	Deferred acquisition costs		361,909		606,073		679,279
	Loss on change in reinsurance assets		(126)		89,621		314
	Claim survey expenses paid		20,564		38,782		52,123
	Other insurance expenses		193,038		218,608		200,640

	Sub-total		8,377,282		11,484,954		12,017,670

Net insurance income		￦	593,710	￦	490,116	￦	299,512

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

37.5.2 Purposes, policies and procedures to manage risk arising from insurance contracts

The risks associated with insurance contract that the Group faces are the insurance actuarial risk and the acceptance risk. Each risk occurs due to insurance contract’s pricing and conditions of acceptance. In order to minimize acceptance risk, the Group establishes guidelines and procedure for acceptance and outlines specific conditions for acceptance by product. In addition, expected risk level at the date of pricing is compared with actual risk of contracts after acceptance and various subsequent measures such as the adjustments in the interest rate and sales conditions, termination of selling specific product and others are taken in order to reduce insurance actuarial risk. The Group has a committee to discuss status of product acceptance risk and interest rate policy. The committee decides important matters to set the processes that allow minimizing the insurance actuarial risk, the acceptance risk and other business related risk.

In addition, according to reinsurance operating standards, the Group establishes an operating strategy of reinsurance for large claims expense due to unexpected catastrophic events. The Group aims at policy holders’ safety and its stable profit achievement. For the long-term goal, the Group manages risk at a comprehensive level to keep its value at the maximum.

37.5.3 Exposure to insurance price risk

According to RBC standard, exposure to insurance price risk is defined as net written premiums for prior one year that is calculated by adding and subtracting original insurance premium, assumed reinsurance premium and ceded reinsurance premium.

The Group’s exposure to insurance price risk as of December 31, 2018 and 2019 as follows:

	2018
	Direct insurance		Inward reinsurance		Outward reinsurance		Total
	(In millions of Korean won)
General	￦	943,770	￦	91,440	￦	(526,026)	￦	509,184
Automobile		1,940,602		—		(63,720)		1,876,882
Long-term		2,285,378		—		(326,337)		1,959,041

Total	￦	5,169,750	￦	91,440	￦	(916,083)	￦	4,345,107

	2019
	Direct insurance		Inward reinsurance		Outward reinsurance		Total
	(In millions of Korean won)
General	￦	999,348	￦	101,613	￦	(579,922)	￦	521,039
Automobile		2,101,780		—		(40,067)		2,061,713
Long-term		2,550,236		—		(367,904)		2,182,332

Total	￦	5,651,364	￦	101,613	￦	(987,893)	￦	4,765,084

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

Loss development tables

The Group uses claim development of payments and the estimated ultimate claims for the accident years in order to maintain overall reserve adequacy in respect of general, automobile and long-term insurance. When the estimated ultimate claims are greater than claim payments, the Group establishes additional reserves. Loss development tables as of December 31, 2018 and 2019 are as follows:

<2018>

General Insurance

	Payment year
Accident year	After 1 year		After 2 years		After 3 years		After 4 years		After 5 years
	(In millions of Korean won)
Estimate of gross ultimate claims (A)
2014.1.1~2014.12.31	￦	127,903	￦	144,915	￦	146,430	￦	146,533	￦	146,508
2015.1.1~2015.12.31		125,170		145,637		148,165		151,594		—
2016.1.1~2016.12.31		145,618		168,119		171,506		—		—
2017.1.1~2017.12.31		168,409		201,100		—		—		—
2018.1.1~2018.12.31		201,014		—		—		—		—

		768,114		659,771		466,101		298,127		146,508

Gross cumulative claim payments (B)
2014.1.1~2014.12.31		94,901		129,652		136,689		141,170		142,217
2015.1.1~2015.12.31		93,443		130,430		137,854		142,645		—
2016.1.1~2016.12.31		108,098		151,583		162,360		—		—
2017.1.1~2017.12.31		132,430		184,716		—		—		—
2018.1.1~2018.12.31		153,770		—		—		—		—

		582,642		596,381		436,903		283,815		142,217

Difference (A-B)	￦	185,472	￦	63,390	￦	29,198	￦	14,312	￦	4,291

Automobile Insurance

	Payment year
Accident year	After 1 year		After 2 years		After 3 years		After 4 years		After 5 years		After 6 years		After 7 years
	(In millions of Korean won)
Estimate of gross ultimate claims (A)
2012.1.1~2012.12.31	￦	1,117,650	￦	1,146,779	￦	1,155,529	￦	1,162,075	￦	1,164,774	￦	1,166,470	￦	1,165,352
2013.1.1~2013.12.31		1,131,945		1,156,535		1,170,968		1,179,458		1,179,323		1,179,514		—
2014.1.1~2014.12.31		1,174,611		1,193,832		1,205,524		1,212,025		1,212,162		—		—
2015.1.1~2015.12.31		1,227,106		1,245,780		1,256,058		1,263,044		—		—		—
2016.1.1~2016.12.31		1,276,939		1,281,381		1,287,728		—		—		—		—
2017.1.1~2017.12.31		1,342,998		1,348,828		—		—		—		—		—
2018.1.1~2018.12.31		1,468,784		—		—		—		—		—		—

		8,740,033		7,373,135		6,075,807		4,816,602		3,556,259		2,345,984		1,165,352

Gross cumulative claim payments (B)
2012.1.1~2012.12.31		939,239		1,105,672		1,135,064		1,149,585		1,156,150		1,159,614		1,160,769
2013.1.1~2013.12.31		939,569		1,114,063		1,145,110		1,161,624		1,168,617		1,175,681		—
2014.1.1~2014.12.31		969,211		1,150,462		1,180,953		1,196,387		1,204,580		—		—
2015.1.1~2015.12.31		1,020,975		1,198,241		1,228,357		1,245,779		—		—		—
2016.1.1~2016.12.31		1,052,830		1,235,656		1,264,651		—		—		—		—
2017.1.1~2017.12.31		1,104,158		1,306,235		—		—		—		—		—
2018.1.1~2018.12.31		1,224,820		—		—		—		—		—		—

		7,250,802		7,110,329		5,954,135		4,753,375		3,529,347		2,335,295		1,160,769

Difference (A-B)	￦	1,489,231	￦	262,806	￦	121,672	￦	63,227	￦	26,912	￦	10,689	￦	4,583

Long-term Insurance

	Payment year
Accident year	After 1 year		After 2 years		After 3 years		After 4 years		After 5 years
	(In millions of Korean won)
Estimate of ultimate claims (A)
2014.1.1~2014.12.31	￦	789,087	￦	1,083,048	￦	1,114,821	￦	1,119,206	￦	1,122,192
2015.1.1~2015.12.31		885,476		1,219,393		1,256,051		1,266,881		—
2016.1.1~2016.12.31		1,064,744		1,437,573		1,485,839		—		—
2017.1.1~2017.12.31		1,184,224		1,614,903		—		—		—
2018.1.1~2018.12.31		1,372,706		—		—		—		—

		5,296,237		5,354,917		3,856,711		2,386,087		1,122,192

Gross cumulative claim payments (B)
2014.1.1~2014.12.31		744,944		1,065,792		1,104,468		1,114,341		1,119,531
2015.1.1~2015.12.31		836,471		1,205,130		1,248,475		1,262,528		—
2016.1.1~2016.12.31		1,017,243		1,424,948		1,477,415		—		—
2017.1.1~2017.12.31		1,130,868		1,599,227		—		—		—
2018.1.1~2018.12.31		1,319,613		—		—		—		—

		5,049,139		5,295,097		3,830,358		2,376,869		1,119,531

Difference (A-B)	￦	247,098	￦	59,820	￦	26,353	￦	9,218	￦	2,661

<2019>

General Insurance

	Payment year
Accident year	After 1 year		After 2 years		After 3 years		After 4 years		After 5 years
	(In millions of Korean won)
Estimate of gross ultimate claims (A)
2015.1.1~2015.12.31	￦	125,161	￦	144,565	￦	147,031	￦	147,616	￦	148,995
2016.1.1~2016.12.31		145,618		167,818		171,205		178,265		—
2017.1.1~2017.12.31		168,409		200,704		204,538		—		—
2018.1.1~2018.12.31		200,280		237,111		—		—		—
2019.1.1~2019.12.31		220,474		—		—		—		—

		859,942		750,198		522,774		325,881		148,995

Gross cumulative claim payments (B)
2015.1.1~2015.12.31		93,443		129,765		137,157		141,218		143,985
2016.1.1~2016.12.31		108,098		151,283		162,059		170,353		—
2017.1.1~2017.12.31		132,430		184,333		193,811		—		—
2018.1.1~2018.12.31		153,770		216,705		—		—		—
2019.1.1~2019.12.31		185,832		—		—		—		—

		673,573		682,086		493,027		311,571		143,985

Difference (A-B)	￦	186,369	￦	68,112	￦	29,747	￦	14,310	￦	5,010

Automobile Insurance

	Payment year
Accident year	After 1 year		After 2 years		After 3 years		After 4 years		After 5 years		After 6 years		After 7 years
	(In millions of Korean won)
Estimate of gross ultimate claims (A)
2013.1.1~2013.12.31	￦	1,131,945	￦	1,156,535	￦	1,170,968	￦	1,179,458	￦	1,179,323	￦	1,179,514	￦	1,180,458
2014.1.1~2014.12.31		1,174,611		1,193,832		1,205,524		1,212,025		1,212,162		1,214,524		—
2015.1.1~2015.12.31		1,227,106		1,245,780		1,256,058		1,263,044		1,267,142		—		—
2016.1.1~2016.12.31		1,276,939		1,281,381		1,287,728		1,294,735		—		—		—
2017.1.1~2017.12.31		1,342,998		1,348,828		1,358,867		—		—		—		—
2018.1.1~2018.12.31		1,468,784		1,471,807		—		—		—		—		—
2019.1.1~2019.12.31		1,591,793		—		—		—		—		—		—

		9,214,176		7,698,163		6,279,145		4,949,262		3,658,627		2,394,038		1,180,458

Gross cumulative claim payments (B)
2013.1.1~2013.12.31		939,569		1,114,063		1,145,110		1,161,624		1,168,617		1,175,681		1,178,158
2014.1.1~2014.12.31		969,211		1,150,462		1,180,953		1,196,387		1,204,580		1,208,421		—
2015.1.1~2015.12.31		1,020,975		1,198,241		1,228,357		1,245,779		1,254,187		—		—
2016.1.1~2016.12.31		1,052,830		1,235,656		1,264,651		1,282,346		—		—		—
2017.1.1~2017.12.31		1,104,158		1,306,235		1,335,962		—		—		—		—
2018.1.1~2018.12.31		1,224,820		1,428,973		—		—		—		—		—
2019.1.1~2019.12.31		1,332,849		—		—		—		—		—		—

		7,644,412		7,433,630		6,155,033		4,886,136		3,627,384		2,384,102		1,178,158

Difference (A-B)	￦	1,569,764	￦	264,533	￦	124,112	￦	63,126	￦	31,243	￦	9,936	￦	2,300

Long-term Insurance

	Payment year
Accident year	After 1 year		After 2 years		After 3 years		After 4 years		After 5 years		After 6 years		After 7 years
	(In millions of Korean won)
Estimate of gross ultimate claims (A)
2013.1.1~2013.12.31	￦	709,602	￦	965,587	￦	997,607	￦	1,003,646	￦	1,006,025	￦	1,007,041	￦	1,008,589
2014.1.1~2014.12.31		789,087		1,083,048		1,114,821		1,119,206		1,122,192		1,123,240		—
2015.1.1~2015.12.31		885,476		1,219,393		1,256,051		1,266,881		1,270,967		—		—
2016.1.1~2016.12.31		1,064,744		1,437,573		1,485,839		1,500,403		—		—		—
2017.1.1~2017.12.31		1,184,224		1,614,903		1,670,929		—		—		—		—
2018.1.1~2018.12.31		1,372,706		1,881,046		—		—		—		—		—
2019.1.1~2019.12.31		1,626,481		—		—		—		—		—		—

		7,632,320		8,201,550		6,525,247		4,890,136		3,399,184		2,130,281		1,008,589

Gross cumulative claim payments(B)
2013.1.1~2013.12.31		671,500		953,494		989,957		999,944		1,003,715		1,005,796		1,007,865
2014.1.1~2014.12.31		744,944		1,065,792		1,104,468		1,114,341		1,119,531		1,122,378		—
2015.1.1~2015.12.31		836,471		1,205,130		1,248,475		1,262,528		1,269,557		—		—
2016.1.1~2016.12.31		1,017,243		1,424,948		1,477,415		1,496,556		—		—		—
2017.1.1~2017.12.31		1,130,868		1,599,227		1,662,978		—		—		—		—
2018.1.1~2018.12.31		1,319,613		1,868,434		—		—		—		—		—
2019.1.1~2019.12.31		1,574,696		—		—		—		—		—		—

		7,295,335		8,117,025		6,483,293		4,873,369		3,392,803		2,128,174		1,007,865

Difference (A-B)	￦	336,985	￦	84,525	￦	41,954	￦	16,767	￦	6,381	￦	2,107	￦	724

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

		2018
	Assumption change	Effect on estimated adequate liabilities under liability adequacy test
		(In millions of Korean won)
Surrenders and termination rates	+10%	￦ 599,778
	-10%	(658,755)
Loss ratio	+10%	4,348,655
	-10%	(4,348,655)
Insurance operating expenses ratio	+10%	347,179
	-10%	(347,179)
Discount rate	+0.5%	(1,295,369)
	-0.5%	1,554,782

		2019
	Assumption change	Effect on estimated adequate liabilities under liability adequacy test
		(In millions of Korean won)
Surrenders and termination rates	+10%	￦ 488,191
	-10%	(541,208)
Loss ratio	+10%	4,319,256
	-10%	(4,319,256)
Insurance operating expenses ratio	+10%	326,915
	-10%	(326,915)
Discount rate	+0.5%	(1,426,729)
	-0.5%	1,732,166

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

Premium reserve’s maturity structure as of December 31, 2018 and 2019, as follows:

	2018[1]
	Within 1 year		1~5 years		5~10 years		10~20 years		More 20 years		Total
	(In millions of Korean won)
Non-participating long-term insurance
Fixed interest rate	￦	27,477	￦	301,842	￦	94,503	￦	41,129	￦	95,851	￦	560,802
Variable interest rate		419,874		2,774,991		2,169,861		726,859		11,900,385		17,991,970

Sub-total		447,351		3,076,833		2,264,364		767,988		11,996,236		18,552,772

Annuity
Fixed interest rate		5		251		2,279		3,736		1,327		7,598
Variable interest rate		200		58,182		339,662		1,176,168		2,194,381		3,768,593

Sub-total		205		58,433		341,941		1,179,904		2,195,708		3,776,191

Asset-linked
Variable interest rate		—		27,480		—		—		—		27,480
Total
Fixed interest rate		27,482		302,093		96,782		44,865		97,178		568,400
Variable interest rate		420,074		2,860,653		2,509,523		1,903,027		14,094,766		21,788,043

Total	￦	447,556	￦	3,162,746	￦	2,606,305	￦	1,947,892	￦	14,191,944	￦	22,356,443

[1]	Includes long-term investment contract amounting to ￦110,255 million.

	2019[1]
	Within 1 year		1~5 years		5~10 years		10~20 years		More 20 years		Total
	(In millions of Korean won)
Non-participating long-term insurance
Fixed interest rate	￦	57,532	￦	258,436	￦	84,349	￦	43,141	￦	125,622	￦	569,080
Variable interest rate		527,467		2,578,004		2,085,054		777,340		13,336,668		19,304,533

Sub-total		584,999		2,836,440		2,169,403		820,481		13,462,290		19,873,613

Annuity
Fixed interest rate		10		543		2,244		3,714		1,075		7,586
Variable interest rate		273		70,180		367,710		1,245,176		2,227,054		3,910,393

Sub-total		283		70,723		369,954		1,248,890		2,228,129		3,917,979

Asset-linked
Variable interest rate		27,389		—		—		—		—		27,389
Total
Fixed interest rate		57,542		258,979		86,593		46,855		126,697		576,666
Variable interest rate		555,129		2,648,184		2,452,764		2,022,516		15,563,722		23,242,315

Total	￦	612,671	￦	2,907,163	￦	2,539,357	￦	2,069,371	￦	15,690,419	￦	23,818,981

[1]	Includes long-term investment contract amounting to ￦108,938 million.

37.5.7 Credit risk of insurance contract

Credit risk of insurance contract is the economic loss arising from non-performing contractual obligations due to decline in credit ratings or default. Through strict internal review, the Group cedes insurance contracts to the insurers rated above BBB- of S&P rating.

As of December 31, 2019, there are 153 reinsurance companies that deal with the Group, and the top three reinsurance companies’ concentration and credit ratings are as follows:

Reinsurance company	Ratio	Credit rating
KOREAN RE	64.14%	AA
SWISS RE	10.81%	AAA
SCOR RE	2.77%	AAA

Exposures to credit risk related to reinsurance as of December 31, 2018 and 2019 as follows:

	2018		2019
	(In millions of Korean won)
Reinsurance assets[1]	￦	688,993	￦	735,196
Net receivables from reinsurers[2]		398,575		328,177

Total	￦	1,087,568	￦	1,063,373

[1]	Net carrying amounts after impairment loss
[2]	Net carrying amounts of after allowance for loan losses

37.5.8 Interest risk of insurance contract

The interest rate risk exposure from the Group’s insurance contracts is the risk of unexpected losses in net interest income or net assets arising from changes in interest rates and it is managed to minimize unexpected loss. For long-term, non-life insurance contracts, the Group calculates exposure of interest-bearing assets and interest-bearing liabilities. Liabilities exposure is premium reserves less costs of termination deductions plus unearned premium reserve. Asset exposure is interest-bearing assets. Assets that receive only fees without interest are excluded from interest bearing assets. Exposures to interest rate risk as of December 31, 2018 and 2019, are as follows:

i) Exposure to interest rate risk

	2018
	(In millions of Korean won)
Liabilities
Fixed interest rate	￦	560,471
Variable interest rate		20,332,094

Total		20,892,565

Assets
Due from financial institutions at amortized cost and cash equivalents		100,701
Financial assets at fair value through profit or loss		4,257,959
Financial assets at fair value through other comprehensive income		2,691,744
Securities at amortized cost		7,718,337
Loans at amortized cost		6,877,139

Total	￦	21,645,880

	2019
	(In millions of Korean won)
Liabilities
Fixed interest rate	￦	534,236
Variable interest rate		21,911,393

Total		22,445,629

Assets
Due from financial institutions at amortized cost and cash equivalents		108,559
Financial assets at fair value through profit or loss		4,560,512
Financial assets at fair value through other comprehensive income		2,984,738
Securities at amortized cost		8,163,485
Loans at amortized cost		6,924,597

Total	￦	22,741,891

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

The Group measures only insurance price risk under RBC requirement because life insurance claim payout is mainly in a fixed amount with less volatility in policy reserve and shorter waiting period before payment.

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

The insurance price risk is managed through insurance risk management regulation established by Risk Management Committee.

The maximum exposures to insurance price risk as of December 31, 2018 and 2019, are as follows:

	2018
	Before reinsurance mitigation		After reinsurance mitigation
	(In millions of Korean won)
Death	￦	13,264	￦	6,758
Disability		858		296
Hospitalization		1,287		358
Operation and diagnosis		3,936		1,031
Actual losses for medical expense		1,059		85
Others		1,019		96

Total	￦	21,423	￦	8,624

	2019
	Before reinsurance mitigation		After reinsurance mitigation
	(In millions of Korean won)
Death	￦	12,882	￦	9,033
Disability		754		424
Hospitalization		1,260		642
Operation and diagnosis		4,419		2,211
Actual losses for medical expense		1,053		396
Others		1,066		411

Total	￦	21,434	￦	13,117

Average ratios of claims paid per risk premium received on the basis of exposure before mitigation for the past three years as of December 31, 2018 and 2019, were 67.6 % and 57.8%, respectively.

The exposure of market risk arising from embedded derivatives included in host insurance contracts as of December 31, 2018 and 2019, are as follows:

	2018				2019
	Policyholders reserve[1]		Guarantee reserve		Policyholders reserve[1]		Guarantee reserve
	(In millions of Korean won)
Variable annuity	￦	359,617	￦	2,688	￦	429,970	￦	2,565
Variable universal		84,783		4,129		91,988		3,095
Variable saving		542,035		396		734,661		516

Total	￦	986,435	￦	7,213	￦	1,256,619	￦	6,176

[1]	Excluding the amount of the lapsed reserve

37.6.4 Assumptions used in measuring insurance liabilities

The Group applies assumed rates defined in the premium and liability reserve calculation manual provided by the regulatory authority and in accordance with the Regulations on Supervision of Insurance Business when measuring insurance liabilities at every reporting period. For interest sensitive insurance, credit rate stated in the premium and liabilities reserve calculation manual, which is calculated based on adjusted external base rate and return rate of asset management according to Article 6-12 of the Regulation on Supervision of Insurance Business.

Reserve amount should exceed the standard reserve which is calculated using the standard interest rate and standard risk rate as required by the Regulation on Supervision of Insurance Business.

37.6.5 Premium reserves and unearned premium reserves residual maturity

Premium reserve’s maturity structure as of December 31, 2018 and 2019, as follows:

	2018
	Less than 3 years		3-5 years		5-10 years		10-15 years		15-20 years		20 years or more		Total
	(In millions of Korean won)
Premium reserves	￦	984,201	￦	530,322	￦	777,690	￦	575,712	￦	341,112	￦	4,005,728	￦	7,214,765

	2019
	Less than 3 years		3-5 years		5-10 years		10-15 years		15-20 years		20 years or more		Total
	(In millions of Korean won)
Premium reserves	￦	984,945	￦	280,733	￦	665,241	￦	525,699	￦	345,664	￦	4,188,965	￦	6,991,247

37.6.6 Sensitivity analysis of insurance risk

The Group manages insurance risk by performing sensitivity analysis based on surrender rate, rate of claim, expense rate, discount rate and others which are considered to have significant influence on future cash flow, timing and uncertainty.

		2018
	Assumption change	Effect on estimated adequate liabilities under liability adequacy test
		(In millions of Korean won)
Surrender rate	+10%	￦ 42,328
	-10%	(47,157)
Rate of claim	+10%	20,223
	-10%	(20,540)
Expense rate	+10%	24,671
	-10%	(24,671)
Discount rate	+10%	(316,446)
	-10%	382,418

		2019
	Assumption change	Effect on estimated adequate liabilities under liability adequacy test
		(In millions of Korean won)
Surrender rate	+10%	￦ 50,666
	-10%	(56,115)
Rate of claim	+10%	22,786
	-10%	(23,456)
Expense rate	+10%	31,315
	-10%	(31,315)
Discount rate	+10%	(370,094)
	-10%	424,632

37.7 The Overlay Approach

The Group applied “The Overlay Approach” under IFRS 4 at the initial application of IFRS 9.

Details of financial assets applying “The Overlay Approach” as of December 31, 2018 and 2019, are as follows:

	2018		2019
	(In millions of Korean won)
Financial assets at fair value through profit or loss
Cash and due from financial institutions	￦	172,777	￦	166,891
Debt securities		7,044,081		7,955,286
Equity securities		81,949		52,250

Total	￦	7,298,807	￦	8,174,427

Changes of net overlay adjustment for the years ended December 31, 2018 and 2019, are as follows:

	2018[2]		2019[2]
	(In millions of Korean won)
Beginning[1]	￦	(7,559)	￦	(7,146)
Recognition of other comprehensive income due to acquisition and valuation		17,205		196,110
Reclassification to profit or loss due to disposal		(16,792)		(1,887)

Ending	￦	(7,146)	￦	187,077

[1]	The balance at the beginning of the year ended December 31, 2018 is calculated based on IFRS 9
[2]	Amounts are net of tax

38. Supplemental Cash Flow Information

Cash and cash equivalents as of December 31, 2018 and 2019, are as follows:

	2018		2019
	(In millions of Korean won)
Cash	￦	2,186,035	￦	2,311,418
Checks with other banks		872,166		383,500
Due from Bank of Korea		9,098,891		8,607,911
Due from other financial institutions		8,117,398		9,535,049

Sub-total		20,274,490		20,837,878

Due from financial institutions at fair value through profit or loss		381,718		216,367

		20,656,208		21,054,245

Restricted cash from financial institutions		(12,347,627)		(13,372,966)

Due from financial institutions with original maturities over three months		(1,665,765)		(1,557,554)

Sub-total		(14,013,392)		(14,930,520)

Total	￦	6,642,816	￦	6,123,725

Significant non-cash transactions for the years ended December 31, 2017, 2018 and 2019, are as follows:

	2017		2018		2019
	(In millions of Korean won)
Decrease in loans due to the write-offs	￦	1,033,056	￦	1,079,435	￦	1,188,584
Changes in accumulated other comprehensive income due to valuation of financial investments		89,117		—		—
Changes in accumulated other comprehensive income due to valuation of financial investments at fair value through other comprehensive income		—		119,182		35,490
Changes in accumulated other comprehensive income from measurement of investment securities in associates		100,735		(3,733)		7,695
Changes in shares of investment in associate due to KB Insurance Co., Ltd.’s inclusion of the consolidation scope		(1,417,397)		—		—
Changes in other payables due to treasury stock trust agreement, etc.		18,802		6,678		—
Changes in financial instruments due to debt-for-equity swap		10,250		22,286		104,815

Cash inflows and outflows from income tax, interests and dividends for the year December 31, 2017, 2018 and 2019, are as follows:

	Activity	2017		2018		2019
		(In millions of Korean won)
Income tax paid	Operating	￦	646,802	￦	759,013	￦	1,223,084
Interest received	Operating		11,243,363		13,958,806		14,936,705
Interest paid	Operating		3,444,715		4,369,345		5,365,595
Dividends received	Operating		229,289		235,243		185,846
Dividends paid	Financing		497,969		766,728		766,249

Changes in liabilities arising from financing activities

Changes in liabilities and assets that arising from financing activities for the year ended December 31, 2019 are as follows:

	2019
					Non-cash changes
	Beginning		Net cash flows		Acquisition (Disposal)		Changes in foreign exchange rates		Changes in fair value		Subsidiaries		Other changes		Ending
Derivatives held for hedging[1]	￦	8,049	￦	(28,631)	￦	—	￦	—	￦	139,771	￦	—	￦	67,912	￦	187,101
Debts		86,283,531		2,537,391		—		397,571		67,297		(602,388)		71,041		88,754,443
Other payables from trust accounts		5,285,108		(68,648)		—		—		—		—		—		5,216,460
Change of Non-controlling equity		9,110		574,580		—		345		—		—		1,372		585,407
Others		167,128		(95,723)		766,259		35,591		—		—		(4,699)		868,556

	￦	91,752,926	￦	2,918,969	￦	766,259	￦	433,507	￦	207,068	￦	(602,388)	￦	135,626	￦	95,611,967

[1]	Derivatives held for hedging purposes are the net amount after offsetting liabilities from assets

The net cash inflow associated with the change of the subsidiaries for the year ended December 31, 2019 was ￦ 91,592 million.

39. Contingent Liabilities and Commitments

Details of payment guarantees as of December 31, 2018 and 2019, are as follows:

	2018		2019
	(In millions of Korean won)
Confirmed payment guarantees
Confirmed payment guarantees in Korean won
Payment guarantees for KB purchasing loan	￦	196,517	￦	161,314
Other payment guarantees		597,636		746,823

Sub-total		794,153		908,137

Confirmed payment guarantees in foreign currency
Acceptances of letter of credit		208,926		155,151
Letter of guarantees		53,210		49,754
Bid bond		51,528		37,765
Performance bond		604,311		718,097
Refund guarantees		592,925		1,022,646
Other payment guarantees in foreign currency		2,539,900		2,935,939

Sub-total		4,050,800		4,919,352

Financial guarantees
Payment guarantees for mortgage		50,497		47,384
Overseas debt guarantees		311,796		406,680
International financing guarantees in foreign currencies		110,070		231,685
Other financing payment guarantees		270,000		230,000

Sub-total		742,363		915,749

Total Confirmed acceptances and guarantees		5,587,316		6,743,238

Unconfirmed acceptances and guarantees
Guarantees of letter of credit		1,745,340		1,845,508
Refund guarantees		686,843		654,497

Total Unconfirmed acceptances and guarantees		2,432,183		2,500,005

Total	￦	8,019,499	￦	9,243,243

Payment guarantees that are exposed to credit risk as of December 31, 2018 and 2019, are as follows:

	2018
	The financial instruments applying 12-month expected credit losses		The financial instruments applying lifetime expected credit losses				Total
			Non-impaired		Impaired
			(In millions of Korean won)
Confirmed payment guarantees
Grade 1	￦	3,726,259	￦	179	￦	—	￦	3,726,438
Grade 2		1,571,258		29,034		—		1,600,292
Grade 3		84,251		13,585		—		97,836
Grade 4		30,443		117,166		420		148,029
Grade 5		—		171		14,550		14,721

Sub-total		5,412,211		160,135		14,970		5,587,316

Grade 1		1,102,478		1,747		—		1,104,225
Grade 2		1,180,137		17,795		—		1,197,932
Grade 3		25,749		16,225		—		41,974
Grade 4		9,627		66,186		—		75,813
Grade 5		—		219		12,020		12,239

Sub-total		2,317,991		102,172		12,020		2,432,183

Total	￦	7,730,202	￦	262,307	￦	26,990	￦	8,019,499

	2019
	The financial instruments applying 12-month expected credit losses		The financial instruments applying lifetime expected credit losses				Total
			Non-impaired		Impaired
Confirmed payment guarantees
Grade 1	￦	4,220,046	￦	696	￦	—	￦	4,220,742
Grade 2		2,105,637		38,271		—		2,143,908
Grade 3		93,074		81,317		—		174,391
Grade 4		18,773		172,440		—		191,213
Grade 5		—		2,873		10,111		12,984

		6,437,530		295,597		10,111		6,743,238

Unconfirmed acceptances and guarantees
Grade 1		1,228,258		1,289		—		1,229,547
Grade 2		1,121,159		32,413		—		1,153,572
Grade 3		17,091		20,957		—		38,048
Grade 4		4,236		62,964		—		67,200
Grade 5		—		170		11,468		11,638

		2,370,744		117,793		11,468		2,500,005

	￦	8,808,274	￦	413,390	￦	21,579	￦	9,243,243

Acceptances and guarantees by counterparty as of December 31, 2018 and 2019, are as follows:

	2018
	Confirmed guarantees		Unconfirmed guarantees		Total		Proportion (%)
	(In millions of Korean won)
Corporations	￦	4,775,838	￦	1,901,951	￦	6,677,789	83.27
Small companies		617,458		423,947		1,041,405	12.99
Public and others		194,020		106,285		300,305	3.74

Total	￦	5,587,316	￦	2,432,183	￦	8,019,499	100.00

	2019
	Confirmed guarantees		Unconfirmed guarantees		Total		Proportion (%)
	(In millions of Korean won)
Corporations	￦	5,962,004	￦	1,904,346	￦	7,866,350	85.10
Small companies		650,612		397,539		1,048,151	11.34
Public and others		130,622		198,120		328,742	3.56

Total	￦	6,743,238	￦	2,500,005	￦	9,243,243	100.00

Acceptances and guarantees by industry as of December 31, 2018 and 2019, are as follows:

	2018
	Confirmed guarantees		Unconfirmed guarantees		Total		Proportion (%)
	(In millions of Korean won)
Financial institutions	￦	72,071	￦	3,736	￦	75,807	0.95
Manufacturing		2,981,245		1,451,657		4,432,902	55.27
Service		931,680		84,586		1,016,266	12.67
Whole sale & Retail		998,333		723,367		1,721,700	21.47
Construction		280,146		40,988		321,134	4.00
Public sector		165,571		36,256		201,827	2.52
Others		158,270		91,593		249,863	3.12

Total	￦	5,587,316	￦	2,432,183	￦	8,019,499	100.00

	2019
	Confirmed guarantees		Unconfirmed guarantees		Total		Proportion (%)
	(In millions of Korean won)
Financial institutions	￦	260,974	￦	23,999	￦	284,973	3.08
Manufacturing		3,373,220		1,627,840		5,001,060	54.11
Service		1,187,516		88,158		1,275,674	13.80
Whole sale & Retail		1,126,976		597,998		1,724,974	18.66
Construction		467,114		20,590		487,704	5.28
Public sector		107,481		81,895		189,376	2.05
Others		219,957		59,525		279,482	3.02

Total	￦	6,743,238	￦	2,500,005	￦	9,243,243	100.00

Commitments as of December 31, 2018 and 2019, are as follows:

	2018		2019
	(In millions of Korean won)
Commitments
Corporate loan commitments	￦	37,340,727	￦	41,930,407
Retail loan commitments		41,335,454		42,582,736
Credit line on credit cards		54,488,133		60,667,219
Purchase of other security investment and others		5,426,058		6,617,253

Sub-total		138,590,372		151,797,615

Financial Guarantees
Credit line		2,447,369		2,340,141
Purchase of security investment		436,800		591,500

Sub-total		2,884,169		2,931,641

Total	￦	141,474,541	￦	154,729,256

Other Matters (including litigation)

a) The Group has filed 102 lawsuits as a plaintiff (excluding minor lawsuits in relation to the collection or management of loans), involving aggregate claims of ￦458,195 million, and faces 207 lawsuits (as a defendant) (excluding minor lawsuits in relation to the collection or management of loans) involving aggregate damages of ￦193,002 million, which arose in the normal course of the business and are still pending as of December 31, 2019.

b) Kookmin bank made a construction contract building the integrated company building, amounting to ￦155,546 million; for the year ended December 31, 2019, the Bank has paid ￦41,598 million.

c) As at December 31, 2019, Kookmin Bank has entered into construction contracts amounting to ￦250,458 million related to the construction of The K Project(IT infrastructure construction business needed KB’s Digital Transformation to cope with change of IT technology and finance environment), and payments made up to December 31, 2019 amount to ￦60,462 million.

d) The face value of the securities which Kookmin Bank sold to general customers through the bank tellers amounts to ￦372 million and ￦372 million as of December 31, 2018 and 2019, respectively.

e) While setting up a fraud detection system, a computer contractor employed by the personal credit ratings firm Korea Credit Bureau caused a widespread data breach in June 2013, resulting in the theft of cardholders’ personal information. As a result of the leakage of customer personal information, the KB Kookmin Card received a notification from the Financial Services Commission that the KB Kookmin Card is subject to a temporary three-month operating suspension as of February 16, 2014. In respect of the incident, the Group faces 113 and 11 legal claims filed as a defendant, with an aggregate claim of ￦6,906 million and ￦444 million as of December 31, 2018 and 2019, respectively. A provision liability of ￦9,888 million and ￦2,549 million have been recognized for these pending lawsuits. In addition, the Group took out the personal information protection liability insurance. On the other hand, the further appeals can be filed against the Group, however, the final outcome cannot be reasonably measured.

f) As of December 31, 2019, the Group is not able to dispose, transfer or collateralize the shares of a joint-venture lease company or the right of shares to a third party without the written consent of Kolao Holdings for five years (the restriction period for the disposal of its equity) from the date of initial investment for KB KOLAO LEASING Co., LTD. Each party of the joint venture lease company may transfer all or part of its equity, as determined separately, after the restriction period for the disposal of its equity has expired. Meanwhile, according to the agreement, KB KOLAO LEASING Co., LTD. disposes affiliated receivables, which are overdue for more than three months, of Kolao Holdings to Lanexang Leasing Co., Ltd.

g) KB Securities is a professional private equity investment firm which sells private investment funds that loans capital to corporations (borrowers) who invest in rental apartment of disables in Australia. KB Securities sold ￦ 326,500 million in funds and trusts to individuals and institutional investors. However, KB Securities is in probable of a loss of investment principal because the operation of the funds became impossible due to a contract breach of a local borrower. In this regard, one lawsuit has been filed with the Group and there is a possibility of further lawsuits as of December 31, 2019. The expected loss from the lawsuit is reflected as provision and the result of the lawsuit is unpredictable as of now.

h) Regarding Lime Asset Management, KB Securities is holding PIS(Portfolio Index Swap) contract in related to Lime Thetis Qualified Investor Private Investment Trust No.2 and Lime Pluto FI Qualified Investor Private Investment Trust No.D-1, which are suspended to repurchase in fourth quarter of 2019 and KB Securities holds beneficiary certificates and TRS contracts as underlying asset amount to ￦ 403,700 million. On the other hand, KB Securities has sold feeder fund of applicable funds amounts to ￦ 68,100 million. Lime Asset Management conducted a due diligence on the assets of the suspended fund through an external evaluation agency and adjusted the base price based on the results of the due diligence. The Group measured the fair values of the fund and linked TRS based on the fund base price, which is adjusted by Lime Asset Management reflecting the results of the due diligence. Lime Asset Management has a repurchase and management plan in place, however, at the current status, either the availability or timing of repurchase of the fund cannot be predicted. There is possibility of lawsuit to be filed in the future, but the impact on the financial statements is unpredictable as of now.

i) Kookmin Bank signed a contract to take over a 70 percent share in Prasak(PRASAC Microfinance Institution Limited), a microcreditary finance company in Cambodia, for US$ 603 million from an existing stockholder on January 6, 2020. The Group is required to report this contract to the domestic and foreign financial authorities for approval in order to complete the contract.

The Group has signed an agreement with the existing shareholders of PRASAC. Existing shareholders of PRASAC have the right of put option to sell 30% of the remaining shares to the Group, and they are entitled to exercise their rights at the exercise price calculated on the basis of the adjustment book amount at the end of 2021 within six months from the issue date of the audit report or date when the adjusted book amount is confirmed. If existing shareholders do not exercise put option within the exercise period, the Group has the right of call option to buy the shares of existing shareholders within six months of the end of the put option exercisable period. All stockholders are restricted from selling shares or additional pledge before exercising the put option and call option.

j) KB Kookmin Card signed a stock sale agreement to acquire 80% of the shares of PT. Finansia Multi Finance, Indonesian financial company, for US$ 81 million in December 2019 and paid US$ 16 million in December 2019. In addition, KB Kookmin Card entered into a contract to acquire bonds, which includes the right to exchange 5% of PT. Finansia Multi Finance shares, issued by PT. Finansia Multi Finance shareholders for US$ 5 million.

40. Subsidiaries

Details of subsidiaries as of December 31, 2019 are as follows:

Investor	Investee	Ownership interests (%)	Location	Date of financial statements	Industry
KB Financial Group Inc.	Kookmin Bank	100.00	Korea	Dec. 31	Banking and foreign exchange transaction
	KB Securities Co., Ltd.	100.00	Korea	Dec. 31	Financial investment
	KB Insurance Co., Ltd.	100.00	Korea	Dec. 31	Non-life insurance
	KB Kookmin Card Co., Ltd.	100.00	Korea	Dec. 31	Credit card and installment finance
	KB Asset Management Co., Ltd.	100.00	Korea	Dec. 31	Collective investment and advisory
	KB Capital Co., Ltd.	100.00	Korea	Dec. 31	Financial Leasing
	KB Life Insurance Co., Ltd.	100.00	Korea	Dec. 31	Life insurance
	KB Real Estate Trust Co., Ltd.	100.00	Korea	Dec. 31	Real estate trust management
	KB Savings Bank Co., Ltd.	100.00	Korea	Dec. 31	Savings banking
	KB Investment Co., Ltd.	100.00	Korea	Dec. 31	Capital investment
	KB Data System Co., Ltd.	100.00	Korea	Dec. 31	Software advisory, development, and supply
	KB Credit Information Co., Ltd.	100.00	Korea	Dec. 31	Collection of receivables or credit investigation
Kookmin Bank	Kookmin Bank Cambodia PLC.	100.00	Cambodia	Dec. 31	Banking and foreign exchange transaction
	Kookmin Bank Int’l Ltd. (London)[6]	100.00	United Kingdom	Dec. 31	Banking and foreign exchange transaction
	Kookmin Bank(China) Ltd.	100.00	China	Dec. 31	Banking and foreign exchange transaction
	KB Microfinance Myanmer Co., Ltd.	100.00	Myanmar	Dec. 31	Other credit granting n.e.c.
	KBD Tower 1st L.L.C. and 39 others[2]	—	Korea	Dec. 31	Asset-backed securitization
	KB Haeoreum private securities investment trust 83(Bond)	99.94	Korea	Dec. 31	Capital investment
	Kiwoom Frontier Private placement fund 10(Bond)	99.90	Korea	Dec. 31	Capital investment
	Tong Yang Safe Plus Qualified Private Trust S-8	99.96	Korea	Dec. 31	Capital investment
	Mirae Asset Triumph Global Privately placed Feeder Investment Trust 1	99.92	Korea	Dec. 31	Capital investment
	NH-AMUNDI Global Private Securities Investment Trust 1(USD)(BOND)	77.78	Korea	Dec. 31	Capital investment
	KB KBSTAR Mid-Long Term KTB Active ETF3	87.53	Korea	Dec. 31	Capital investment
	Samsung KODEX 10Y F-SKTB Inverse	98.56	Korea	Dec. 31	Capital investment
	KB Global Private Real Estate Debt Fund 3rd(USD)	99.50	Korea	Dec. 31	Capital investment
	KB Europe Renewable Specialized Investment NO.2(EUR)(SOC- FoFs)[3]	50.00	Korea	Dec. 31	Capital investment

Investor	Investee	Ownership interests (%)	Location	Date of financial statements	Industry
	KB Korea Short Term Premium Private Securities 10 (USD)(BOND)[3]	50.00	Korea	Dec. 31	Capital investment
	AIP US Red Private Real Estate Trust NO.10	99.97	Korea	Dec. 31	Capital investment
KB Securities Co., Ltd.	KBFG Securities America Inc.	100.00	United States of America	Dec. 31	Investment advisory and securities dealing activities
	KB Securities Hong Kong Ltd.	100.00	China	Dec. 31	Investment advisory and securities dealing activities
	KB SECURITEIS VIETNAM JOINT STOCK COMPANY	99.70	Vietnam	Dec. 31	Investment advisory and securities dealing activities
	Able NS Co., Ltd and 64 others[2]	—	Korea	Dec. 31	Asset-backed securitization
	KB NA COMPASS Energy Private Special Asset Fund[3]	29.67	Korea	Dec. 31	Capital investment
	Hyundai Smart Index Alpha Securities Feeder Investment Trust No.1	98.86	Korea	Dec. 31	Capital investment
	Hyundai Strong Korea Equity Trust No.1(Equity)	99.51	Korea	Dec. 31	Capital investment
	Hyundai Kidzania Equity Feeder Trust No.1	79.67	Korea	Dec. 31	Capital investment
	Hyundai Value Plus Equity Feeder Trust No.1	99.64	Korea	Dec. 31	Capital investment
	Heungkuk Highclass Private Real Estate Trust No. 21	100.00	Korea	Dec. 31	Capital investment
	JB New Jersey Private Real Estate Investment Trust No. 1	98.15	Korea	Dec. 31	Capital investment
	Heungkuk Global Highclass Private Real Estate Trust No. 23	100.00	Korea	Dec. 31	Capital investment
	Hyundai Dynamic Mix Securities Feeder Investment Trust No.1	99.99	Korea	Dec. 31	Capital investment
	Hyundai Quant Long Short Securities Feeder Investment Trust No. 1	100.00	Korea	Dec. 31	Capital investment
	Hyundai Kon-tiki Specialized Privately Placed Fund No.1	82.06	Korea	Dec. 31	Capital investment
	DGB Private real estate Investment Trust No.8	98.77	Korea	Dec. 31	Capital investment
	Aquila Global Real Assets Fund No.1 LP	99.96	Cayman islands	Dec. 31	Capital investment
	Mangrove Feeder Fund	100.00	Cayman islands	Dec. 31	Capital investment
	LB Ireland Private Real Estate Investment Trust 8	96.64	Korea	Dec. 31	Capital investment
	KTB Aircraft Private Investment Trust No.21-1	99.61	Korea	Dec. 31	Capital investment
	Pacific US Blackrock Private Placement Real Estate Fund No.15	99.50	Korea	Dec. 31	Capital investment

Investor	Investee	Ownership interests (%)	Location	Date of financial statements	Industry
	Vestas Qualified Investors Private Real Estate Fund Investment Trust No.38	54.84	Korea	Dec. 31	Capital investment
	Hyundai Strong-small Corporate Trust No.1	91.61	Korea	Dec. 31	Capital investment
	Capstone US Professional Investment Private Fund #6	99.79	Korea	Dec. 31	Capital investment
	JB Dry Street Private Fund1	100.00	Korea	Dec. 31	Capital investment
	JB Australia108 Private Fund1	100.00	Korea	Dec. 31	Capital investment
	JB Forge Private Fund1	100.00	Korea	Dec. 31	Capital investment
	JB Hall Street Private Fund1	100.00	Korea	Dec. 31	Capital investment
	JB Margaret Street Private Fund1	100.00	Korea	Dec. 31	Capital investment
	LB UK Private Real Estate Investment Trust No.18	100.00	Korea	Dec. 31	Capital investment
	LB UK Private Real Estate Investment Trust No.19	100.00	Korea	Dec. 31	Capital investment
KB Insurance Co., Ltd.	Leading Insurance Services, Inc.	100.00	United States of America	Dec. 31	Management service
	LIG Insurance (China) Co., Ltd.	100.00	China	Dec. 31	Non-life insurance
	PT. KB Insurance Indonesia	70.00	Indonesia	Dec. 31	Non-life insurance
	KB Claims Survey & Adjusting	100.00	Korea	Dec. 31	Claim service
	KB Sonbo CNS	100.00	Korea	Dec. 31	Management service
	KB Golden Life Care Co., Ltd.	100.00	Korea	Dec. 31	Service
	KB AMP Infra Private Special Asset Fund 1(FoFs) [3]	41.67	Korea	Dec. 31	Capital investment
	KB Muni bond Private Securities Fund 1(USD)(bond)[3]	33.33	Korea	Dec. 31	Capital investment
	KB CHILE SOLAR FUND	80.00	Korea	Dec. 31	Capital investment
	Meritz Private Specific Real Estate Fund 1-2	87.21	Korea	Dec. 31	Capital investment
	KB Global Private Real Estate Debt Fund 1[3]	50.00	Korea	Dec. 31	Capital investment
	Hana Landchip Real estate Private Fund 58th	99.99	Korea	Dec. 31	Financial investment
	Hyundai Power Professional Investment Type Private Investment Fund No.4	99.79	Korea	Dec. 31	Financial investment
	KB U.S. LongShort Private Securities Fund 1	99.37	Korea	Dec. 31	Financial investment
	Hyundai Infra Professional Investment Type Private Investment Trust No.5	99.82	Korea	Dec. 31	Financial investment
	KB SAUDI SEPCO II Private Special Asset Fund	80.00	Korea	Dec. 31	Financial investment
	Meritz Private Real Estate Fund 8	99.36	Korea	Dec. 31	Financial investment
	Hyundai Star Private Real Estate Investment Trust No. 14	99.98	Korea	Dec. 31	Financial investment

Investor	Investee	Ownership interests (%)	Location	Date of financial statements	Industry
	Vogo debt strategy private real estate fund VII	99.25	Korea	Dec. 31	Financial investment
	KORAMCO Europe Debt Strategy Private Real-Estate Fund 2nd	99.80	Korea	Dec. 31	Capital investment
	KB Peru Transmission Facility Investment Private Fund	99.08	Korea	Dec. 31	Capital investment
	KB Global Private Real Estate Debt Fund 2	98.36	Korea	Dec. 31	Capital investment
	KB Europe Private Real Estate Debt Fund 1	57.14	Korea	Dec. 31	Capital investment
	KB AU Infigen Energy Private Special Asset Fund 2[3]	47.37	Korea	Dec. 31	Capital investment
	KB North American Loan Specialty Private Real Estate Investment Trust 3rd3	36.12	Korea	Dec. 31	Capital investment
	Multi Asset Global Private Debt Fund 6	99.62	Korea	Dec. 31	Capital investment
KB Kookmin Card Co., Ltd.	KB DAEHAN SPECIALIZED BANK PLC.	90.00	Cambodia	Dec. 31	Banking
	KB Kookmin Card 3rd Securitization Co., Ltd. and 3 others[2]	0.50	Korea	Dec. 31	Asset-backed securitization
	Heungkuk Life Insurance Money Market Trust	100.00	Korea	Dec. 31	Trust asset management
KB Asset Management Co., Ltd.	KBAM Shanghai Advisory Services Co.,Ltd	100.00	China	Dec. 31	General advisory
	KB Star Office Private Real Estate Feeder fund 3-2	88.00	Korea	Dec. 31	Capital investment
	KB Asset Management Singapore Pte, Ltd.	100.00	Singapore	Dec. 31	Collective investment
	KB Global Multiasset Income Securities Feeder Fund(Bond Mixed-FoFs)[3]	36.56	Korea	Dec. 31	Capital investment
	KB Active Investor Securities Investment Trust(Derivatives Mixed)	71.16	Korea	Dec. 31	Capital investment
	KB G2 Plus Korea Securities Fund(Equity)	52.51	Korea	Dec. 31	Capital investment
	KB Hedge Fund Solution Mixed Asset Fund(FoFs)	97.62	Korea	Dec. 31	Capital investment
	KB OCIO Global Asset Allocation Private Fund 1	83.69	Korea	Dec. 31	Capital investment
	KB Global Big data Research Securities Feeder Fund(Equity)(H)	99.49	Korea	Dec. 31	Capital investment
	KB Long-term Total Return Performance Fee Securities Investment Trust(Equity-mixed)	56.94	Korea	Dec. 31	Capital investment
	KB GLOBAL ESG SECURITIES FEEDER FUND(USD)(EQUITY)	53.80	Korea	Dec. 31	Capital investment

Investor	Investee	Ownership interests (%)	Location	Date of financial statements	Industry
	KB Star Office Private Real Estate Investment Trust 5[3]	37.11	Korea	Dec. 31	Capital investment
	KB Global Core REITs Real Estate Self-Investment Trust (H) C-F	50.36	Korea	Dec. 31	Capital investment
	KB Global Core REITs Real Estate Self-Investment Trust (UH) C-F	85.52	Korea	Dec. 31	Capital investment
	KB Global Alpha Opportunity Securities Investor Trust (Mixed-Redirect)[3]	33.66	Korea	Dec. 31	Capital investment
	KB Best More Dream Mixed Assets Self-Investment Trust	79.73	Korea	Dec. 31	Capital investment
	KB Korea Equity EMP Solution Securities Fund(Equity-FoFs)[3]	45.26	Korea	Dec. 31	Capital investment
KB Investment Co., Ltd.	2011 KIF-KB IT Venture Fund[4]	43.33	Korea	Dec. 31	Capital investment
	KoFC-KB Young Pioneer 1st Fund[4]	33.33	Korea	Dec. 31	Capital investment
	KB NEW CONTENTS Venture Fund[4]	20.00	Korea	Dec. 31	Capital investment
	KB Young Pioneer 3.0 Venture Fund[4]	40.00	Korea	Dec. 31	Capital investment
	KB Pre IPO Secondary Venture Fund 2[4]	21.00	Korea	Dec. 31	Capital investment
	KB Contents Panda iMBC Contents Venture Fund[4]	20.00	Korea	Dec. 31	Capital investment
	KB Culture & Global Digital Contents Fund Limited partnership[4]	22.50	Korea	Dec. 31	Capital investment
	KB Gross Capital Fund[4]	32.30	Korea	Dec. 31	Capital investment
Kookmin Bank, KB Investment Co., Ltd.	KB12-1 Venture Investment	100.00	Korea	Dec. 31	Capital investment
	KB Start-up Creation Fund	62.50	Korea	Dec. 31	Capital investment
	KB Intellectual Property Fund[4]	34.00	Korea	Dec. 31	Capital investment
Kookmin Bank, KB Securities Co., Ltd., KB Insurance Co., Ltd.,	KB Global Infra Private Special Asset Fund No.5[3]	45.46	Korea	Dec. 31	Capital investment
Kookmin Bank, KB Securities Co., Ltd., KB Insurance Co., Ltd.,	KB Global Infra Private Special Asset Fund No.6[3]	45.46	Korea	Dec. 31	Capital investment

Investor	Investee	Ownership interests (%)	Location	Date of financial statements	Industry
Kookmin Bank, KB Insurance Co., Ltd., KB life Insurance Co., Ltd., KB Investment Co., Ltd.	KB High-tech Company Investment Fund	100.00	Korea	Dec. 31	Capital investment
Kookmin Bank, KB Securities Co., Ltd., KB Insurance Co., Ltd., KB Kookmin Card Co., Ltd., KB Capital Co., Ltd., KB Life Insurance Co., Ltd..	KB digital innovation&growth New Technology Business Investment Fund	100.00	Korea	Dec. 31	Capital investment
Kookmin Bank, KB Investment Co., Ltd., KB Capital Co., Ltd.	KB Intellectual Property Fund 2	75.00	Korea	Dec. 31	Capital investment
Kookmin Bank, KB Insurance Co., Ltd., KB Investment Co., Ltd., KB Capital Co., Ltd.	KB Digital Innovation Investment Fund Limited partnership	62.51	Korea	Dec. 31	Capital investment
Kookmin Bank, KB Securities Co., Ltd., KB Insurance Co., Ltd., KB Kookmin Card Co., Ltd., KB Capital Co., Ltd., KB Investment Co., Ltd.	KB Global Platform Fund	100.00	Korea	Dec. 31	Capital investment
Kookmin Bank, KB Securities Co., Ltd., KB Life Insurance Co., Ltd., KB real estimate trust co., Ltd.	KB Wise Star Private Real Estate Feeder Fund 1st.	100.00	Korea	Dec. 31	Investment trust
Kookmin Bank, KB Insurance Co., Ltd.	Hanbando BTL Private Special Asset Fund 1st3	46.36	Korea	Dec. 31	Capital investment
Kookmin Bank, KB Insurance Co., Ltd.,	KB KBSTAR Mid-Long Term KTB Active ETF[3]	37.59	Korea	Dec. 31	Capital investment
Kookmin Bank, KB Insurance Co., Ltd.,	KOREIT BIEN Specialized Private Equity Private Investment Trust No. 1	100	Korea	Dec. 31	Capital investment

Investor	Investee	Ownership interests (%)	Location	Date of financial statements	Industry
Kookmin Bank, KB Insurance Co., Ltd.	KB Mezzanine Private Security Investment Trust No.3[3]	25.33	Korea	Dec. 31	Capital investment
Kookmin Bank, KB Insurance Co., Ltd., KB life Insurance Co., Ltd.	KB Hope Sharing BTL Private Special Asset[3]	46.00	Korea	Dec. 31	Capital investment
Kookmin Bank, KB Insurance Co., Ltd., KB life Insurance Co., Ltd.	KB Senior Loan Private Fund[3]	37.39	Korea	Dec. 31	Capital investment
Kookmin Bank, KB Insurance Co., Ltd., KB life Insurance Co., Ltd.	KB New Renewable Energy Private Special Asset Fund 1	100.00	Korea	Dec. 31	Capital investment
Kookmin Bank, KB Insurance Co., Ltd., KB life Insurance Co., Ltd., KB Asset Management Co., Ltd.	KB Core Blind Private Estate Fund 1st	100.00	Korea	Dec. 31	Capital investment
Kookmin Bank, KB life Insurance Co., Ltd.,	KB Mezzanine Private Security Investment Trust No.2[3]	40.74	Korea	Dec. 31	Capital investment
Kookmin Bank, KB Insurance Co., Ltd., KB Asset Management Co., Ltd.	KB Star Office Private Real Estate Investment Trust 4	51.96	Korea	Dec. 31	Capital investment
Kookmin Bank, KB Securities Co., Ltd.	Meritz Private Real Estate Fund 9-2	100.00	Korea	Dec. 31	Capital investment
Kookmin Bank, KB Securities Co., Ltd., KB Insurance Co., Ltd., KB life Insurance Co., Ltd. KB Asset Management Co., Ltd.	KB Global Core Bond Securities Fund Master Fund(Bond)	77.30	Korea	Dec. 31	Capital investment
KB Securities Co., Ltd., KB Investment Co., Ltd.	KB KONEX Market Vitalization Fund[4]	46.88	Korea	Dec. 31	Capital investment
	KB Neo Paradigm Agriculture Venture[4]	50.00	Korea	Dec. 31	Capital investment
	KB New Paradigm Fisheries Venture Fund[4]	33.33	Korea	Dec. 31	Capital investment

Investor	Investee	Ownership interests (%)	Location	Date of financial statements	Industry
KB Securities Co., Ltd., KB Asset Management Co., Ltd.	KB Onkookmin Life Income RIF 20feeder Fund(FoFs)	99.04	Korea	Dec. 31	Capital investment
	KB Onkookmin Life Income RIF 40feeder Fund(FoFs)	99.23	Korea	Dec. 31	Capital investment
	KB Onkookmin TDF 2030 Master Fund(FoFs) [3]	27.82	Korea	Dec. 31	Capital investment
	KB Onkookmin TDF 2045 Master Fund(FoFs) [3]	32.68	Korea	Dec. 31	Capital investment
KB Securities Co., Ltd., KB life Insurance Co, Ltd.	KB AU Infigen Energy Private Special Asset Fund	100.00	Korea	Dec. 31	Capital investment
KB Securities Co., Ltd., KB Asset Management Co., Ltd., KB Star Office Private Real Estate Investment Trust No.5	KB Wise Star Private Real Estate Feeder Fund 2nd	88.23	Korea	Dec. 31	Capital investment
KB Insurance Co., Ltd., KB life Insurance Co., Ltd	KB North American Loan Specialty Private Real Estate Investment Trust 1st	100.00	Korea	Dec. 31	Capital investment
KB Kookmin Card Co., Ltd., KB Capital Co., Ltd.	KB KOLAO LEASING CO., Ltd	80.00	Laos	Dec. 31	Auto Installment Finance
KB Wise Star Private Real Estate Feeder Fund 1st	KB Star Office Private Real Estate Master Investment Trust 2[5]	44.44	Korea	Dec. 31	Capital investment
KB Wise Star Private Real Estate Feeder Fund 1st., KB Securities Co., KB Asset Management Co., Ltd.	KB Star Office Private Real Estate Investment Trust 3	52.31	Korea	Dec. 31	Capital investment
Hyundai Strong Korea Equity Trust No.1	Hyundai Strong Korea Equity Trust No.1[Master]	66.56	Korea	Dec. 31	Capital investment
Mangrove Feeder Fund	Mangrove Master Fund	100.00	Cayman islands	Dec. 31	Capital investment
KBFG Securities Hongkong Ltd.	Global Investment Opportunity Limited	100.00	Malaysia	Dec. 31	Finance and Real Estate Investment
Hyundai Smart Index Alpha Securities Feeder Inv Trust 1	Hyundai Smart Index Alpha Securities Master Investment Trust	99.86	Korea	Dec. 31	Capital investment

Investor	Investee	Ownership interests (%)	Location	Date of financial statements	Industry
Hyundai Value Plus Securities Feeder Investment Trust 1 and Hyundai Kidzania Equity Feeder Trust No.1	Hyundai Value Plus Securities Master Investment Trust	100.00	Korea	Dec. 31	Capital investment
Hyundai Dynamic Mix Securities Feeder Investment Trust	Hyundai Dynamic Mix Securities Master Investment Trust	98.48	Korea	Dec. 31	Capital investment
Hyundai Quant Long Short Securities Feeder Investment Trust 1	Hyundai Quant Long Short Securities Master Investment Trust	100.00	Korea	Dec. 31	Capital investment
Aquila Global Real Assets Fund No.1 LP	AGRAF Real Estate No.1, Senningerberg	100.00	Luxemburg	Dec. 31	Asset-backed securitization
AGRAF Real Estate No.1, Senningerberg	AGRAF Real Estate Holding No.1, Senningerberg	100.00	Luxemburg	Dec. 31	Asset-backed securitization
AGRAF Real Estate Holding No.1, Senningerberg	Vierte CasaLog GmbH & Co. KG	100.00	Germany	Dec. 31	Real estate investment
AGRAF Real Estate Holding No.1, Senningerberg	HD1 Grundstucksgesellschaft mbH & Co. KG	100.00	Germany	Dec. 31	Real estate investment
AGRAF Real Estate Holding No.1, Senningerberg	Sechste Casalog KG	100.00	Germany	Dec. 31	Real estate investment
JB New Jersey Private Real Estate Investment Trust No. 1	ABLE NJ DSM INVESTMENT REIT	99.18	United States of America	Dec. 31	Real estate investment
ABLE NJ DSM INVESTMENT REIT	ABLE NJ DSM, LLC	100.00	United States of America	Dec. 31	Real estate investment
Heungkuk Global Highclass Private Real Estate Trust 23	HYUNDAI ABLE INVESTMENT REIT	99.90	United States of America	Dec. 31	Real estate investment
HYUNDAI ABLE INVESTMENT REIT	HYUNDAI ABLE PATRIOTS PARK, LLC	100.00	United States of America	Dec. 31	Real estate investment
LB Ireland Private Real Estate Investment Trust 8	BECKETT ACQUISITION LIMITED	100.00	Ireland	Dec. 31	Real estate investment
KB Global Multiasset Income Securities Feeder Fund(Bond Mixed-FoFs)	KB Global Multiasset Income Securities Master Fund(Bond Mixed-FoFs)	87.00	Korea	Dec. 31	Capital investment

Investor	Investee	Ownership interests (%)	Location	Date of financial statements	Industry
KB Onkookmin Life Income RIF 20feeder Fund(FoFs)	KB Onkookmin Life Income RIF 20 Master Fund(FoFs)	86.00	Korea	Dec. 31	Capital investment
KB Onkookmin Life Income RIF 40feeder Fund(FoFs)	KB Onkookmin Life Income RIF 40 Master Fund(FoFs)	86.00	Korea	Dec. 31	Capital investment
Mirae Asset Triumph Global Privately placed feeder Investment Trust 1	Mirae Asset Triumph Global Privately placed Master Investment Trust 1	100.00	Korea	Dec. 31	Capital investment
Mirae Asset Triumph Global Privately placed feeder Investment Trust 1	Mirae Asset Triumph Global Privately placed Master Investment Trust 2	100.00	Korea	Dec. 31	Capital investment
KB Global Core Bond Securities feeder Fund(Bond)	KB Global Core Bond Securities Master Fund(Bond)	100.00	Korea	Dec. 31	Capital investment
KB Global Big data Research Securities Master Fund(Equity)(H)	KB Global Big data Research Securities Master Fund(Equity)(H)	100.00	Korea	Dec. 31	Capital investment
KB Global Good Investment ESG Securities feeder Fund(Equity)(H), KB Best More Dream Mixed Assets Self-Investment Trust	KB GLOBAL ESG SECURITIES FEEDER FUND(USD)	100.00	Korea	Dec. 31	Capital investment
KB Global Core REITs Real Estate Self-Investment Trust (Redirect) (H), KB Global Core REITs Real Estate Self-Investment Trust (Redirect) (UH) C-F, KB Best More Dream Mixed Assets Self-Investment Trust	KB Global Core REITs Real Estate Investment Fund (Indirect)	100.00	Korea	Dec. 31	Capital investment

Investor	Investee	Ownership interests (%)	Location	Date of financial statements	Industry
KB Global Alpha Opportunity Securities Investor Trust (Mixed-Redirect), KB Best More Dream Mixed Assets Self-Investment Trust	KB Global Alpha Opportunity Securities Parent Investment Trust (Mixed-Redirect)	100.00	Korea	Dec. 31	Capital investment
KB Hedge Fund Solution Mixed Asset Parent Investment Trust (Private Investment Indirect), KB Best More Dream Mixed Assets Self-Investment Trust	KB Hedge Fund Solution Mixed Asset Parent Investment Trust (Private Investment Indirect)	100.00	Korea	Dec. 31	Capital investment
KB Wise Star Private Real Estate Feeder Fund 1st, KB Wise Star Private Real Estate Feeder Fund 2nd	KB Wise Star Jongno Tower Real Estate Master Fund	100.00	Korea	Dec. 31	Capital investment
KB Core Blind Private Estate Fund 1st	KB Wise Star Private Real Estate Feeder Fund 3rd3	46.90	Korea	Dec. 31	Capital investment
Kookmin Bank	Personal pension trusts and 10 other trusts[1]	—	Korea	Dec. 31	Trust
Vestas Qualified Investors Private Real Estate Fund Investment Trust No.38	Lumen International Developments	100.00	Luxemburg	Dec. 31	Capital investment
Lumen International Developments	VREF Shaftesbury ScSp	100.00	Luxemburg	Dec. 31	Capital investment
LB UK Private Real Estate Investment Trust No.18, etc	Hillswood Finco Ltd.	100.00	Jersey	Dec. 31	Capital investment
LB UK Private Real Estate Investment Trust No.18, etc	Hillswood Holdings Ltd.	100.00	Jersey	Dec. 31	Capital investment
LB UK Private Real Estate Investment Trust No.18, etc	Hillswood Holding Property Unit Trust	100.00	Jersey	Dec. 31	Capital investment
Hillswood Holding Property Unit Trust, etc	Hillswood Property Unit Trust	100.00	Jersey	Dec. 31	Capital investment

Investor	Investee	Ownership interests (%)	Location	Date of financial statements	Industry
Hyundai Strong-small Corporate Trust No.1	Hyundai Strong-small Corporate Master Trust	80.43	Korea	Dec. 31	Capital investment

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

Structured companies that hold more than half of their ownership percentage but do not have the strength to related activities in accordance with agreements with trust and other related parties are excluded from the consolidation.

The condensed financial information of major subsidiaries as of December 31, 2018 and 2019, and for the years ended December 31, 2018 and 2019, is as follows:

	2018
	Assets		Liabilities		Equity		Operating income		Profit (loss) for the year		Total comprehensive income (loss) for the year
	(In millions of Korean won)
Kookmin Bank[1]	￦	356,959,258	￦	330,291,392	￦	26,667,866	￦	18,089,885	￦	2,259,198	￦	2,186,979
KB Securities Co., Ltd.[1,2]		45,086,292		40,613,423		4,472,869		6,667,005		178,850		204,903
KB Insurance Co., Ltd.[1,2]		34,785,551		31,289,706		3,495,845		11,977,601		262,266		317,067
KB Kookmin Card Co., Ltd.[1]		20,528,951		16,570,280		3,958,671		3,045,039		286,599		261,667
KB Life Insurance Co., Ltd.[1]		9,680,379		9,128,148		552,231		1,305,231		14,824		25,062
KB Asset Management Co., Ltd.[1]		254,256		107,504		146,752		130,027		39,586		40,154
KB Capital Co., Ltd.[1,2]		9,517,239		8,516,838		1,000,401		734,499		111,939		111,758
KB Savings Bank Co., Ltd.		1,388,844		1,186,871		201,973		85,346		11,018		10,832
KB Real Estate Trust Co., Ltd.		293,063		57,229		235,834		114,660		47,004		46,813
KB Investment Co., Ltd.[1]		528,701		374,925		153,776		114,914		14,532		14,529
KB Credit Information Co., Ltd.		26,276		11,041		15,235		35,219		185		95
KB Data System Co., Ltd.		40,197		23,788		16,409		131,374		2,942		1,705

	2019
	Assets		Liabilities		Equity		Operating income		Profit (loss) for the year		Total comprehensive income (loss) for the year
	(In millions of Korean won)
Kookmin Bank[1]	￦	387,425,038	￦	358,420,805	￦	29,004,233	￦	20,817,431	￦	2,439,079	￦	2,428,154
KB Securities Co., Ltd.[1,2]		47,816,512		43,131,858		4,684,654		8,053,363		257,893		261,639
KB Insurance Co., Ltd.[1,2]		36,552,368		32,689,460		3,862,908		12,661,927		234,327		366,362
KB Kookmin Card Co., Ltd.[1]		22,990,114		18,925,195		4,064,919		3,102,186		316,546		306,251
KB Asset Management Co., Ltd.[1]		310,018		114,776		195,242		148,780		48,899		48,490
KB Capital Co., Ltd.1,		11,190,568		10,036,077		1,154,491		931,694		117,028		115,524
KB Life Insurance Co., Ltd.[1,2]		9,801,905		9,186,567		615,338		1,506,417		15,963		63,107
KB Real Estate Trust Co., Ltd.		377,938		85,132		292,806		119,899		61,713		61,672
KB Savings Bank Co., Ltd.		1,361,032		1,148,625		212,407		92,435		16,301		15,433
KB Investment Co., Ltd.[1]		756,972		542,221		214,751		99,822		11,311		11,310
KB Data System Co., Ltd.		41,690		20,999		20,691		158,067		4,664		4,282
KB Credit Information Co., Ltd.		27,834		12,936		14,898		38,278		(256)		(337)

[1]	Financial information is based on its consolidated financial statements.
[2]	The amount includes the fair value adjustments due to the merger.

Nature of the risks associated with interests in consolidated structured entities

The terms of contractual arrangements to provide financial support to a consolidated structured entity

•	The Group has provided payment guarantees of ￦ 3,498,818 million to KBD Tower 1st L.L.C. and other subsidiaries.

•

The Group provides capital commitment to KB Wise Star Private Real Estate Feeder Fund 1st. and 24 other subsidiaries. The unexecuted amount of the investment agreement is ￦ 592,435 million. Based on the capital commitment, the Group is subject to increase its investment upon the request of the asset management company or the additional agreement among investors.

•

The Group provides the guarantees of payment of principal, or principal and fixed rate of return in case the operating results of the trusts are less than the guaranteed principal, or principal and fixed rate of return.

Changes in subsidiaries

The subsidiaries newly included in consolidation during the year ended December 31, 2019, are as follows:

Company	Description
KBAM Shanghai Advisory Services Co., Ltd and 38 others	Holds over than a majority of the ownership interests
KBH the 5th L.L.C and 70 others	Holds the power in the case of default and exposed to variable returns by providing lines of credit, ABCP purchase commitments or acquiring subordinated debt
KB New Renewable Energy Private Special Asset Fund 1 and 15 others	Holds the power to determine the operation of the trust and exposed to variable returns by holding significant amount of ownership interests
KB Culture & Global Digital Contents Fund Limited partnership and 2 others	The Group has a power over the investee as a general partner, is significantly exposed to variable returns due to significant percentage of ownership.

The subsidiaries excluded from consolidation during the year ended December 31, 2019, are as follows:

Company	Description
KH the 4th L.L.C and 59 others	Lost the right of variable returns due to the releasing debt
KB Evergreen Private Securities Fund 98(Bond) and 6 others	Liquidation
Hyundai China Index Plus Securities Investment Trust No.1 and 13 others	Disposal
KB Everyone TDF 2035 Securities Investment Trust - Bond Balanced-Fund of Funds and 7 others	Ownership decrease

41. Unconsolidated Structured Entity

The nature, purpose and activities of the unconsolidated structured entities and how the structured entities are financed, are as follows:

Nature	Purpose	Activity	Method of Financing
Structured financing	Granting PF loans and stocks to SOC and real estate Granting loans and stocks to ships/aircrafts SPC Project financing, such as mergers and acquisitions	Construction of SOC and real estate Building ships/ construction and purchase of aircrafts Mergers and acquisitions	Loan commitments through Credit Line, providing lines of credit and investment agreements

Investment funds	Investment in beneficiary certificates Investment in PEF and partnerships	Management of fund assets Payment of fund fees and allocation of fund profits	Sales of beneficiary certificate instruments Investment of managing partners and limited partners

Trusts	Management of financial trusts; —Development trust —Mortgage trust —Management trust —Disposal trust —Distribution and management trust —Other trusts	Development, management, and disposal of trusted real estate assets Payment of trust fees and allocation of trust profits.	Distribution of trusted real estate assets and financing of trust company Public auction of trusted real estate assets and financing of trust company

Asset-backed securitization	Early cash generation through transfer of securitization assets Fees earned as services to SPC, such as providing lines of credit and ABCP purchase commitments	Fulfillment of Asset-backed securitization plan Purchase and transfer of securitization assets Issuance and repayment of ABS and ABCP	Issuance of ABS and ABCP based on securitization assets

Details of scale of unconsolidated structured entities and nature of the risks associated with the Group’s interests in unconsolidated structured entities as of December 31, 2018 and 2019, are as follows:

	2018
	Structured financing		Investment funds		Trusts		Asset-backed securitization and others		Total
	(In millions of Korean won)
Total assets of unconsolidated structured entity	￦	43,775,805	￦	121,481,888	￦	519,609	￦	125,240,129	￦	291,017,431
Carrying amount on financial statements
Assets
Financial assets at fair value through profit or loss		129,367		7,934,662		—		3,846,725		11,910,754
Derivative financial assets		—		23,794		—		4,089		27,883
Loans at amortized cost		3,987,339		391,665		34,000		635,840		5,048,844
Financial investments		—		8,636		—		6,040,008		6,048,644
Investment in associates		—		258,594		—		—		258,594
Other assets		1,719		48,872		109,357		17,046		176,994

		4,118,425		8,666,223		143,357		10,543,708		23,471,713

Liabilities
Deposits		970,890		81,502		—		291,465		1,343,857
Derivative financial liabilities		—		6,232		—		1,285		7,517
Other liabilities		1,334		59		—		28,373		29,766

		972,224		87,793		—		321,123		1,381,140

Maximum exposure to loss[1]
Holding assets		4,118,425		8,666,223		143,357		10,543,708		23,471,713
Purchase and investment commitments		—		3,345,947		—		1,094,489		4,440,436
Unused credit		6,789		1,450		—		2,211,226		2,219,465
Payment guarantee and loan commitments		1,582,943		—		—		519,633		2,102,576

	￦	5,708,157	￦	12,013,620	￦	143,357	￦	14,369,056	￦	32,234,190

Methods of determining the maximum exposure to loss		Loan commitments / investment agreements / purchase commitments and acceptances and guarantees		Investments / loans and capital commitments		Dividends by results trust: Total amount of trust exposure		Providing lines of credit/ purchase commitments/ loan commitments and acceptances and guarantees

[1]	Maximum exposure to loss includes the asset amounts, after deducting loss(provision for assets, impairment losses and others), recognized in the financial statements of the Group.

	2019
	Structured financing		Investment funds		Trusts		Asset-backed securitization and others		Total
	(In millions of Korean won)
Total assets of unconsolidated structured entity	￦	54,206,404	￦	180,236,568	￦	2,287,172	￦	99,012,931	￦	335,743,075
Carrying amount on financial statements
Assets
Financial assets at fair value through profit or loss		132,685		9,846,278		—		2,405,228		12,384,191
Derivative financial assets		—		—		—		2,959		2,959
Loans at amortized cost		4,775,723		293,221		266,974		920,863		6,256,781
Financial investments		—		—		—		5,166,578		5,166,578
Investment in associates		—		352,488		—		—		352,488
Other assets		1,876		69,353		93,613		9,181		174,023

		4,910,284		10,561,340		360,587		8,504,809		24,337,020

Liabilities
Deposits		523,086		90,131		—		409,246		1,022,463
Derivative financial liabilities		—		—		—		228		228
Other liabilities		1,362		78		—		16,169		17,609

		524,448		90,209		—		425,643		1,040,300

Maximum exposure to loss[1]
Holding assets		4,910,284		10,561,340		360,587		8,504,809		24,337,020
Purchase and investment commitments		38,650		3,980,356		—		945,598		4,964,604
Unused credit		654,203		2,900		28,427		1,927,902		2,613,432
Payment guarantee and loan commitments		1,816,411		7,188		—		600,664		2,424,263

	￦	7,419,548	￦	14,551,784	￦	389,014	￦	11,978,973	￦	34,339,319

Methods of determining the maximum exposure to loss		Loan commitments / investment agreements / purchase commitments and acceptances and guarantees		Investments / loans and capital commitments		Dividends by results trust: Total amount of trust exposure		Providing lines of credit/ purchase commitments/ loan commitments and acceptances and guarantees

[1]	Maximum exposure to loss includes the asset amounts, after deducting loss(provision for assets, impairment losses and others), recognized in the financial statements of the Group.

42. Lease

42.1 The amounts recognized in the consolidated statement of financial position

The amounts related to lease recognized in consolidated statement of financial position as of January 1, 2019 and December 31, 2019, are as follows:

	January 1, 2019		December 31, 2019
	(In millions of Korean won)
Right-of-use property and equipment[1]
Real estate	￦	554,363	￦	518,795
Vehicles		17,557		13,542
Others		17,268		18,543
Right-of-use intangible assets[1]		21,063		9,698

	￦	610,251	￦	560,578

Lease liabilities[1]	￦	555,636	￦	544,439

[1]	It is included in property and equipment, intangible assets and other liabilities.

42.2 The amounts recognized in the consolidated statement of comprehensive income

The amounts related to lease recognized in the consolidated statement of comprehensive income for the year ended December 31, 2019 are as follows:

	2019
	(In millions of Korean won)
Depreciation and amortization of right-of-use assets
Real estate	￦	251,465
Vehicles		19,594
Others		10,345
Intangible asset		9,893

	￦	291,297

Interest expenses on the lease liabilities	￦	12,720
Expense relating to short-term leases		2,209
Expense relating to leases of low-value assets that are not short-term leases		5,416
Expense relating to variable lease payments not included in lease liabilities (included in administrative expenses)		15

The total cash outflow for leases in 2019 was ￦ 228,312 million.

42.3 Finance lease - 2018

42.3.1 The Group as a finance lessee

The future minimum lease payments classified as a finance lease as at December 31, 2018 are as follows:

	2018
	(In millions of Korean won)
Net carrying amount of finance lease assets	￦	34,002

Minimum lease payment
Within 1 year		6,827
1-5 years		3,553

	￦	10,380

Present value of minimum lease payment
Within 1 year		6,705
1-5 years		3,456

	￦	10,161

42.3.2 The Group as a finance lessor

Total lease investment and the present value of minimum lease payments as of December 31, 2018 and 2019, are as follows:

	2018
	Total lease investment		Present value of minimum lease payment
	(In millions of Korean won)
Within 1 year	￦	710,532	￦	387,721
1-5 years		1,225,265		565,152

	￦	1,935,797	￦	952,873

	2019
	Total lease investment		Present value of minimum lease payment
	(In millions of Korean won)
Within 1 year	￦	654,104	￦	367,937
1-5 years		1,085,208		569,939
Later than 5 years		773		748

	￦	1,740,085	￦	938,624

Unearned interest income of finance lease as of December 31, 2018 and 2019 is as follows:

	2018		2019
	(In millions of Korean won)
Total lease investment	￦	1,935,797	￦	1,740,085
Net lease investment
Present value of minimum lease payment		952,873		938,624
Present value of Non-guaranteed residual value		786,359		639,075

		1,739,232		1,577,699

Unearned interest income	￦	196,565	￦	162,386

42.4 Operating lease

42.4.1 The Group as an operating lessee

The future minimum lease payments arising from the non-cancellable lease contracts as of December 31, 2018, are as follows:

	2018
	(In millions of Korean won)
Minimum lease payment
Within 1 year	￦	179,384
1-5 years		299,900
Over 5 years		111,906

	￦	591,190

Minimum sublease payment	￦	(6,561)

The lease payment reflected in profit or loss for the years ended December 31, 2017 and 2018, is as follows:

	2017		2018
	(In millions of Korean won)
Lease payment reflected in profit or loss
Minimum lease payment	￦	208,413	￦	221,305
Sublease payment		(2,441)		(1,804)

Total	￦	205,972	￦	219,501

42.4.2 The Group as an operating lessor

The future minimum lease receipts arising from the non-cancellable lease contracts as of December 31, 2018 and 2019, are as follows:

	2018		2019
	(In millions of Korean won)
Minimum lease receipts	￦	304,204	￦	577,490
Within 1 year		985,097		1,432,354
1-5 years		280,084		682,165

Over 5 years	￦	1,569,385	￦	2,692,009

43. Related Party Transactions

Profit and loss arising from transactions with related parties for the years ended December 31, 2017, 2018 and 2019, are as follows:

		2017		2018		2019
		(In millions of Korean won)
Associates and Joint Ventures
KB Insurance Co., Ltd.[1]	Interest income	￦	12	￦	—	￦	—
	Interest expense		202		—		—
	Fee and commission income		8,994		—		—
	Fee and commission expense		1,021		—		—
	Gains on financial assets/liabilities at fair value through profit or loss(under IAS 39)		796		—		—
	Losses on financial assets/liabilities at fair value through profit or loss(under IAS 39)		18,717		—		—
	Other operating income		16,743		—		—
	Other operating expense		633		—		—
	General and administrative expenses		5,601		—		—
	Provision for credit losses		12		—		—
	Other non-operating income		51		—		—
Balhae Infrastructure Fund	Fee and commission income		7,162		6,691		6,743
Korea Credit Bureau Co., Ltd.	Interest expense		132		127		21
	Fee and commission income		1,374		1,194		1,056
	Insurance income		—		—		3
	Fee and commission expense		2,645		1,909		2,541
	General and administrative expenses		2,202		—		—
	Provision for credit losses		1		—		—
	Other operating expense		—		4		—
KoFC KBIC Frontier Champ 2010-5(PEF)	Fee and commission income		216		197		—
KB GwS Private Securities Investment Trust	Fee and commission income		851		851		851
Incheon Bridge Co., Ltd.	Interest income		25,511		9,426		8,612
	Interest expense		292		296		483
	Fee and commission income		—		9		—
	Fee and commission expense		—		2		7
	Insurance income		162		365		284
	Gains on financial assets/liabilities at fair value through profit or loss		—		2,655		4,975
	Reversal for credit losses		43		6		5
	Provision for credit losses		—		1		1
Jaeyang Industry Co., Ltd.	Interest income		98		—		—
	Reversal for credit losses		6		—		—
KoFC POSCO HANHWA KB Shared Growth Private Equity Fund No. 2	Fee and commission income		481		210		178
Aju Good Technology Venture Fund	Interest expense		14		30		22

		2017	2018	2019
		(In millions of Korean won)
KB Star Office Private Real Estate Investment Trust No.1	Interest income	370	370	370
	Interest expense	63	93	208
	Fee and commission income	435	435	435
	Provision for credit losses	3	—	—
RAND Bio Science Co., Ltd.	Interest expense	16	3	5
	Other non-operating expense	—	—	843
Inno Lending Co., Ltd.[1]	Fee and commission income	3	1	—
	Interest expense	1	—	—
KBIC Private Equity Fund No. 3[1]	Fee and commission income	38	—	—
SY Auto Capital Co., Ltd.	Interest income	828	1,279	1,016
	Interest expense	22	—	1
	Fee and commission income	47	73	34
	Fee and commission expense	2,956	840	389
	Insurance income	29	33	32
	Other operating income	731	621	689
	Other operating expense	128	415	288
	Reversal for credit losses	32	—	13
	Provision for credit losses	—	14	—
	Other non-operating income	51	—	—
Kyobo 7 Special Purpose Acquisition Co., Ltd.[1]	Interest expense	1	—	—
Food Factory Co., Ltd.	Interest income	24	9	41
	Insurance income	3	5	4
	Fee and commission expense	—	1	12
	Gains on financial assets/liabilities at fair value through profit or loss	—	30	60
	Reversal for credit losses	—	1	—
	Provision for credit losses	44	1	1
KB Pre IPO Secondary Venture Fund 1st	Interest expense	60	27	7
	Fee and commission income	83	110	110
Builton Co., Ltd.[1]	Interest income	—	4	1
	Insurance income	1	2	1
	Losses on financial assets/liabilities at fair value through profit or loss	—	1	—
KB Private Equity Fund III	Fee and commission income	457	521	480
Wise Asset Management Co., Ltd.	Interest expense	5	9	2
Acts Co., Ltd.	Interest income	249	—	1
	Insurance income	2	2	1
	Gains on financial assets/liabilities at fair value through profit or loss	—	—	30
	Losses on financial assets/liabilities at fair value through profit or loss	—	1,851	—
	Losses on financial assets/liabilities at fair value through profit or loss (under IAS 39)	220	—	—
	Provision for credit losses	66	—	—
	General and administrative expenses	150	—	—
	Other non-operating expense	—	1,246	—

		2017	2018	2019
		(In millions of Korean won)
COBI Co., Ltd.[1]	Interest income	183	—	—
	Provision for credit losses	89	—	—
Dongjo Co., Ltd.	Reversal for credit losses	2	31	—
	Insurance income	—	2	2
A-PRO Co., Ltd.	Interest income	—	—	19
	Interest expense	—	1	4
	Fee and commission expense	—	—	17
	Insurance income	—	5	4
POSCO-KB Shipbuilding Fund	Fee and commission income	257	490	490
	Interest expense	3	81	—
Dae-A Leisure Co., Ltd.	Interest expense	1	9	8
Paycoms Co., Ltd.	Interest income	61	10	10
	Insurance income	—	1	1
	Gains on financial assets/liabilities at fair value through profit or loss	—	125	125
	Provision for credit losses	32	—	—
Bungaejangter. Inc.[1]	Interest income	31	60	—
	Provision for credit losses	44	—	—
Faromancorporation Co., Ltd.[1]	Reversal for credit losses	345	—	—
Daesang Techlon Co., Ltd.[1]	Insurance income	1	—	—
Big Dipper Co., Ltd.	Reversal for credit losses	—	2	—
	Provision for credit losses	2	—	—
KB-KDBC New Technology Business Investment Fund	Interest expense	4	39	58
	Fee and commission income	—	322	449
KB-TS Technology Venture Private Equity Fund	Fee and commission income	—	305	730
KB-SJ Tourism Venture Fund	Fee and commission income	—	314	422
JLK INSPECTION Inc.[1]	Interest income	—	6	—
	Interest expense	—	—	1
TESTIAN Inc.[1]	Interest income	—	4	3
	Gains on financial assets/liabilities at fair value through profit or loss	—	83	—
Rainist Co., Ltd.	Fee and commission income	—	—	39
	Interest expense	—	2	—
IWON ALLOY CO., LTD.	Insurance income	—	1	2
RMGP Bio-Pharma Investment Fund, L.P.	Other non-operating income	—	10	33
	Gains on financial assets/liabilities at fair value through profit or loss	—	—	947
	Losses on financial assets/liabilities at fair value through profit or loss	—	—	2,120
Hasys.	Gains on financial assets/liabilities at fair value through profit or loss	—	—	136
	Losses on financial assets/liabilities at fair value through profit or loss	—	136	—
	Insurance income	—	4	50

		2017	2018	2019
		(In millions of Korean won)
KB-Brain KOSDAQ Scale-up New Technology Business Investment Fund	Losses on financial assets/liabilities at fair value through profit or loss	—	—	72
	Interest expense	—	21	89
	Fee and commission income	—	108	735
Spark Biopharma, Inc.[1]	Interest expense	—	25	59
KB No.8 Special Purpose Acquisition Company[1]	Interest income	75	—	—
	Interest expense	36	17	—
	Losses on financial assets/liabilities at fair value through profit or loss	—	2,330	—
	Losses on financial assets/liabilities at fair value through profit or loss (under IAS 39)	170	—	—
KB No.9 Special Purpose Acquisition Company[1]	Interest income	76	—	—
	Interest expense	33	43	(23)
	Losses on financial assets/liabilities at fair value through profit or loss	—	2,256	—
	Losses on financial assets/liabilities at fair value through profit or loss (under IAS 39)	200	—	—
	Gains on financial assets/liabilities at fair value through profit or loss	—	48	—
KB No.10 Special Purpose Acquisition Company[1]	Interest income	48	—	—
	Interest expense	24	30	18
	Losses on financial assets/liabilities at fair value through profit or loss (under IAS 39)	103	—	—
	Gains on financial assets/liabilities at fair value through profit or loss	—	121	3,066
KB No.11 Special Purpose Acquisition Company[1]	Interest income	22	—	—
	Interest expense	—	12	9
	Fee and commission income	150	—	—
	Gains on financial assets/liabilities at fair value through profit or loss	—	56	118
	Gains on financial assets/liabilities at fair value through profit or loss(under IAS 39)	711	—	—
KB No.17 Special Purpose Acquisition Company	Fee and commission income	—	—	175
	Gains on financial assets/liabilities at fair value through profit or loss	—	—	1,384
	Interest expense	—	—	28
KB No.18 Special Purpose Acquisition Company	Fee and commission income	—	—	263
	Gains on financial assets/liabilities at fair value through profit or loss	—	—	1,898
	Interest expense	—	—	28

		2017	2018	2019
		(In millions of Korean won)
KB No.19 Special Purpose Acquisition Company	Fee and commission income	—	—	150
	Gains on financial assets/liabilities at fair value through profit or loss	—	—	1,044
	Interest expense	—	—	8
KB No.20 Special Purpose Acquisition Company	Interest expense	—	—	3
KB SPROTT Renewable Private Equity FundI	Fee and commission income	—	—	490
KB-Stonebridge Secondary Private Equity Fund1	Fee and commission income	—	—	1,444
	Losses on financial assets/liabilities at fair value through profit or loss	—	—	32
KOSESEUJITO CO., LTD	Losses on financial assets/liabilities at fair value through profit or loss	—	—	5
CWhy Inc	Insurance income	—	—	3
Stratio, Inc.	Interest expense	—	—	1
NEXOLON CO.,LTD.[1]	Interest expense	—	—	2
CellinCells Co., Ltd	Interest expense	—	—	19
Bomapp Inc.	Interest expense	—	—	1
	Insurance income	—	—	1
KB Social Impact Investment Association	Fee and commission income	—	—	121
KB-Solidus Global Healthcare Fund	Fee and commission income	—	—	81
BNF Corporation Ltd.	Interest income	—	—	7
	Gains on financial assets/liabilities at fair value through profit or loss	—	—	158
	Provision for credit losses	—	—	1
KB Cape No.1 Private Equity Fund	Fee and commission income	—	—	97
ALS Co., Ltd.[1]	Interest income	—	—	194
Hyundai-Tongyang Agrifood Private Equity Fund[1]	Fee and commission income	187	151	—
KB IGen Private Equity Fund No.1	Fee and commission income	1,266	—	—
Keystone-Hyundai Securities No. 1 Private Equity Fund	Fee and commission income	94	116	90
MJT&I Co., Ltd.	Insurance income	—	—	1
Doosung Metal Co., Ltd.	Insurance income	1	1	—
Other
Retirement pension	Interest expense	3	3	4
	Fee and commission income	795	876	939

[1]	Excluded from the Group’s related party as of December 31, 2019.

Meanwhile, the Group purchased installment financial assets from SY Auto Capital Co., Ltd. amounts to ￦ 881,502 million and ￦ 1,393,346 million for the years ended December 31, 2018 and 2019.

Details of receivables and payables, and related allowances for loan losses arising from the related party transactions as of December 31, 2018 and 2019, are as follows:

		2018		2019
		(In millions of Korean won)
Associates and joint ventures
Balhae Infrastructure Fund	Other assets	￦	1,708	￦	1,718
Korea Credit Bureau Co., Ltd.	Loans at amortized cost (Gross amount)		22		43
	Deposits		15,674		17,966
	Provisions		—		1
	Insurance contract liabilities		—		2
	Other liabilities		98		—
KB GwS Private Securities Investment Trust	Other assets		641		641
Incheon Bridge Co., Ltd.	Financial assets at fair value through profit or loss		32,882		37,857
	Loans at amortized cost (Gross amount)		158,206		147,707
	Allowances for loan losses		15		12
	Other assets		736		520
	Deposits		43,666		45,447
	Provisions		10		10
	Insurance contract liabilities		113		108
	Other liabilities		24		346
KoFC POSCO HANHWA KB Shared Growth Private Equity Fund No. 2	Other assets		90		89
Jungdo Co., Ltd.	Deposits		4		4
Dongjo Co., Ltd.	Insurance contract liabilities		2		1
Dae-A Leisure Co., Ltd.	Deposits		1,229		753
	Other liabilities		7		14
Aju Good Technology Venture Fund	Deposits		6,439		5,456
	Other liabilities		2		2
Doosung Metal Co., Ltd.	Deposits		3		—
KB Star Office Private Real Estate Investment Trust No.1	Loans at amortized cost (Gross amount)		10,000		10,000
	Allowances for loan losses		4		4
	Other assets		136		136
	Deposits		7,946		8,293
	Other liabilities		58		66
KB-TS Technology Venture Private Equity Fund	Financial assets at fair value through profit or loss		—		3,540
KB-Brain KOSDAQ Scale-up New Technology Business Investment Fund	Financial assets at fair value through profit or loss		—		2,678
	Deposits		18,813		13,118
	Other liabilities		7		4
KB-Stonebridge Secondary Private Equity Fund	Financial assets at fair value through profit or loss		—		713
KB IGen Private Equity Fund No.1	Deposits		148		147
KB Cape No.1 Private Equity Fund	Financial assets at fair value through profit or loss		—		2,000
RAND Bio Science Co., Ltd.	Deposits		232		4,452
	Loans at amortized cost (Gross amount)		1		1

		2018	2019
		(In millions of Korean won)
SY Auto Capital Co., Ltd.	Loans at amortized cost (Gross amount)	48,356	41,990
	Allowances for loan losses	18	4
	Other assets	94	63
	Deposits	5	8
	Provisions	11	13
	Insurance contract liabilities	6	13
	Other liabilities	102	70
Food Factory Co., Ltd.	Financial assets at fair value through profit or loss	530	590
	Loans at amortized cost (Gross amount)	200	1,992
	Allowances for loan losses	1	2
	Other assets	1	1
	Deposits	68	1,073
	Insurance contract liabilities	3	4
	Other liabilities	—	1
KB Pre IPO Secondary Venture Fund 1st	Deposits	1,115	2,955
	Other liabilities	1	1
Builton Co., Ltd. [1]	Other assets	1	—
	Financial assets at fair value through profit or loss	399	—
	Loans at amortized cost (Gross amount)	2	—
	Deposits	7	—
	Insurance contract liabilities	1	—
Wise Asset Management Co., Ltd.	Deposits	696	21
	Other liabilities	2	—
Acts Co., Ltd.	Intangible assets	530	—
	Deposits	29	1
	Other liabilities	530	100
Paycoms Co., Ltd.	Other assets	1	1
	Financial assets at fair value through profit or loss	1,032	1,157
	Deposits	1	1
Big Dipper Co., Ltd.	Loans at amortized cost (Gross amount)	5	11
	Deposits	182	6
KB-KDBC Pre-IPO New Technology Business Investment Fund	Deposits	7,088	7,054
	Other liabilities	3	4
A-PRO Co., Ltd.	Loans at amortized cost (Gross amount)	—	2,019
	Insurance contract liabilities	2	2
	Deposits	2,201	3,201
	Other liabilities	—	1
JLK Inspection, Inc. [1]	Financial assets at fair value through profit or loss	7,300	—
TESTIAN Inc. [1]	Other assets	1	—
	Financial assets at fair value through profit or loss	615	—
IWON ALLOY CO., LTD.	Insurance contract liabilities	2	1
CARLIFE CO., LTD.	Deposits	2	—
COMPUTERLIFE CO., LTD.	Deposits	1	1

		2018	2019
		(In millions of Korean won)
RMGP Bio-Pharma Investment Fund, L.P.	Financial assets at fair value through profit or loss	3,051	3,419
	Other liabilities	35	2
RMGP Bio-Pharma Investment, L.P.	Financial assets at fair value through profit or loss	4	8
Hasys.	Financial assets at fair value through profit or loss	5,864	6,000
	Insurance contract liabilities	29	37
SKYDIGITAL INC	Deposits	16	25
Rainist Co., Ltd.	Financial assets at fair value through profit or loss	2,504	7,504
	Deposits	1	—
Spark Biopharma, Inc. [1]	Financial assets at fair value through profit or loss	6,500	—
	Deposits	2,630	—
	Other liabilities	19	—
HEYBIT, Inc.	Financial assets at fair value through profit or loss	250	250
Stratio, Inc.	Financial assets at fair value through profit or loss	1,000	1,000
	Deposits	516	726
Honest Fund, Inc.	Financial assets at fair value through profit or loss	—	3,999
CellinCells Co., Ltd.	Financial assets at fair value through profit or loss	—	2,000
	Loans at amortized cost (Gross amount)	—	4
	Deposits	—	1,545
	Other liabilities	—	1
Joyang Industry Co., Ltd.	Deposits	—	2
KB No.9 Special Purpose Acquisition Company[1]	Financial assets at fair value through profit or loss	2,481	—
	Deposits	2,275	—
	Other liabilities	42	—
KB No.10 Special Purpose Acquisition Company[1]	Financial assets at fair value through profit or loss	2,025	—
	Derivative financial assets	1,659	—
	Deposits	1,666	—
	Other liabilities	11	—
KB No.11 Special Purpose Acquisition Company[1]	Financial assets at fair value through profit or loss	737	—
	Derivative financial assets	873	—
	Deposits	658	—
	Other liabilities	2	—
KB No.17 Special Purpose Acquisition Company	Financial assets at fair value through profit or loss	—	2,683
	Deposits	—	1,742
	Other liabilities	—	27
KB No.18 Special Purpose Acquisition Company	Financial assets at fair value through profit or loss	—	3,786
	Deposits	—	2,140
	Other liabilities	—	28

		2018	2019
		(In millions of Korean won)
KB No.19 Special Purpose Acquisition Company	Financial assets at fair value through profit or loss	—	2,043
	Deposits	—	1,093
	Other liabilities	—	7
KB No.20 Special Purpose Acquisition Company	Financial assets at fair value through profit or loss	—	1,499
	Deposits		1,984
	Other liabilities		3
KOSESEUJITO CO., LTD.	Financial assets at fair value through profit or loss	—	2,930
CWhy Inc.	Financial assets at fair value through profit or loss	—	2,000
Bomapp Inc.	Financial assets at fair value through profit or loss	—	1,999
	Insurance contract liabilities	—	2
ZOYI corporation INC.	Financial assets at fair value through profit or loss	—	2,000
MitoImmune Therapeutics	Financial assets at fair value through profit or loss	—	5,000
KB-Solidus Global Healthcare Fund	Financial assets at fair value through profit or loss	—	10,405
KB Social Impact Investment Association	Other assets	—	73
Fabric Types CO.,LTD.	Financial assets at fair value through profit or loss	—	1,845
	Deposits	—	395
	Other liabilities	—	2
BNF Corporation Ltd.	Financial assets at fair value through profit or loss	—	2,259
	Loans at amortized cost (Gross amount)	—	1,400
	Other assets	—	2
	Deposits	—	947
	Other liabilities	—	6
Key management	Loans at amortized cost (Gross amount)	2,404	3,538
	Allowances for loan losses	—	1
	Other assets	2	3
	Deposits	13,818	15,339
	Insurance contract liabilities	1,092	1,984
	Other liabilities	233	289
Other
Retirement pension	Other assets	331	366
	Other liabilities	16,388	17,620

[1]	Excluded from the Group’s related party as of December 31, 2019.

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

Significant lending transactions with related parties for the years ended December 31, 2018 and 2019, are as follows:

	2018[1]
	Beginning		Increase		Decrease		Ending
	(In millions of Korean won)
Associates
Korea Credit Bureau Co., Ltd.	￦	22	￦	22	￦	(22)	￦	22
Incheon Bridge Co., Ltd.		200,414		5,388		(14,714)		191,088
Dongjo Co., Ltd.		116		—		(116)		—
KB Star Office Private Real Estate Investment Trust No.1		10,000		—		—		10,000
RAND Bio Science Co., Ltd.		1		1		(1)		1
Inno Lending Co., Ltd.[2]		2		—		(2)		—
SY Auto Capital Co., Ltd.		40,057		50,109		(41,810)		48,356
Food Factory Co., Ltd.		679		51		—		730
Builton Co., Ltd.[2]		1		402		(2)		401
Acts Co., Ltd.		1,927		—		(1,927)		—
Bungaejanter. Inc.[2]		425		—		(425)		—
Paycoms Co., Ltd.		1,066		1,032		(1,066)		1,032
Big Dipper Co., Ltd.		6		5		(6)		5
JLK INSPECTION Inc.[2]		—		7,300		—		7,300
TESTIAN Inc.[2]		—		615		—		615
RMGP Bio-Pharma Investment Fund, L.P.		—		3,051		—		3,051
RMGP Bio-Pharma Investment, L.P.		—		4		—		4
Hasys.		—		6,000		(136)		5,864
Rainist Co., Ltd.		—		2,504		—		2,504
Spark Biopharma, Inc.[2]		—		6,500		—		6,500
HEYBIT, Inc.,		—		250		—		250
Stratio, Inc.		—		1,000		—		1,000
KB No.8 Special Purpose Acquisition Company[2]		2,296		—		(2,296)		—
KB No.9 Special Purpose Acquisition Company[2]		2,356		2,481		(2,356)		2,481
KB No.10 Special Purpose Acquisition Company[2]		1,603		2,025		(1,603)		2,025
KB No.11 Special Purpose Acquisition Company[2]		697		737		(697)		737
Key management		1,665		1,509		(836)		2,338

[1]	Transactions from operating activities with related parties (i.e. such as settlement, daily overdraft loans, etc) are excluded.
[2]	Excluded from the Group’s related party as of December 31, 2019.

	2019
	Beginning		Increase		Decrease		Ending
	(In millions of Korean won)
Associates
Korea Credit Bureau Co., Ltd.	￦	22	￦	43	￦	(22)	￦	43
Incheon Bridge Co., Ltd.		191,088		4,982		(10,506)		185,564
KB Star Office Private Real Estate Investment Trust No.1		10,000		—		—		10,000
KB-TS Technology Venture Private Equity Fund		—		3,540		—		3,540
KB-Brain KOSDAQ Scale-up New Technology Business Investment Fund		—		2,678		—		2,678
KB-Stonebridge Secondary Private Equity Fund		—		713		—		713
KB Cape No.1 Private Equity Fund		—		2,000		—		2,000
RAND Bio Science Co., Ltd.		1		1		(1)		1
SY Auto Capital Co., Ltd.		48,356		28,088		(34,454)		41,990
Food Factory Co., Ltd.		730		1,872		(20)		2,582
Builton Co., Ltd.[2]		401		—		(401)		—
Acts Co., Ltd.		—		68		(68)		—
Paycoms Co., Ltd.		1,032		125		—		1,157
Big Dipper Co., Ltd.		5		11		(5)		11
A-PRO Co., Ltd.		—		2,019		—		2,019
JLK INSPECTION Inc.[2]		7,300		(7,300)		—		—
TESTIAN Inc.[2]		615		24		(639)		—
RMGP Bio-Pharma Investment Fund, L.P.		3,051		368		—		3,419
RMGP Bio-Pharma Investment, L.P.		4		4		—		8
Hasys.		5,864		136		—		6,000
Rainist Co., Ltd.		2,504		5,000		—		7,504
Spark Biopharma, Inc.[2]		6,500		(6,500)		—		—
HEYBIT, Inc.,		250		—		—		250
Stratio, Inc.		1,000		—		—		1,000
Honest Fund, Inc.		—		3,999		—		3,999
CellinCells Co., Ltd.		—		2,004		—		2,004
KB No.9 Special Purpose Acquisition Company[2]		2,481		—		(2,481)		—
KB No.10 Special Purpose Acquisition Company[2]		2,025		—		(2,025)		—
KB No.11 Special Purpose Acquisition Company[2]		737		—		(737)		—
KB No.17 Special Purpose Acquisition Company		—		2,683		—		2,683
KB No.18 Special Purpose Acquisition Company		—		3,786		—		3,786
KB No.19 Special Purpose Acquisition Company		—		2,043		—		2,043
KB No.20 Special Purpose Acquisition Company		—		1,499		—		1,499
KOSESEUJITO CO., LTD.		—		2,930		—		2,930
CWhy Inc.		—		2,000		—		2,000
Bomapp Inc.		—		1,999		—		1,999
ZOYI corporation INC.		—		2,000		—		2,000
MitoImmune Therapeutics		—		5,000		—		5,000
KB-Solidus Global Healthcare Fund		—		10,405		—		10,405
Fabric Types CO.,LTD		—		1,845		—		1,845
BNF Corporation Ltd.		—		3,659		—		3,659
Key management		2,404		2,006		(872)		3,538

[1]	Transactions from operating activities with related parties (i.e. such as settlement, daily overdraft loans, etc) are excluded.
[2]	Excluded from the Group’s related party as of December 31, 2019.

Significant borrowing transactions with related parties for the years ended December 31, 2018 and 2019, are as follows:

	2018
	Beginning		Borrowing		Repayment		Others[1]		Ending
	(In millions of Korean won)
Associates
Korea Credit Bureau Co., Ltd.	￦	25,513	￦	8,000	￦	(16,000)	￦	(1,839)	￦	15,674
Incheon Bridge Co., Ltd.		48,795		1,260		(1,270)		(5,119)		43,666
Terra Co., Ltd.		10		—		—		(10)		—
Jungdong Steel Co., Ltd.		3		—		—		(3)		—
Doosung Metal Co., Ltd		—		—		—		3		3
Jungdo Co., Ltd.		4		—		—		—		4
Dae-A Leisure Co., Ltd.		466		479		(466)		750		1,229
Daesang Techlon Co., Ltd.[2]		2		—		—		(2)		—
CARLIFE CO., LTD.		—		—		—		2		2
COMPUTERLIFE CO., LTD.		—		—		—		1		1
SKYDIGITAL INC		—		—		—		16		16
Aju Good Technology Venture Fund		2,771		—		—		3,668		6,439
KB-KDBC New Technology Business Fund		7,500		—		—		(412)		7,088
KB-Brain KOSDAQ Scale-up New Technology Business Investment Fund		—		—		—		18,813		18,813
KB Star Office Private Real Estate Investment Trust No.1		6,962		351		—		633		7,946
SY Auto Capital Co., Ltd.		6		—		—		(1)		5
KB No.8 Special Purpose Acquisition Company[2]		2,339		—		(2,300)		(39)		—
KB No.9 Special Purpose Acquisition Company[2]		2,309		2,266		(2,234)		(66)		2,275
KB No.10 Special Purpose Acquisition Company[2]		1,698		1,618		(1,618)		(32)		1,666
KB No.11 Special Purpose Acquisition Company[2]		530		530		(530)		128		658
RAND Bio Science Co., Ltd.		1,032		—		(500)		(300)		232
Wise Asset Management Co., Ltd.		340		2,366		(2,008)		(2)		696
Builton Co., Ltd.[2]		26		—		—		(19)		7
Food Factory Co., Ltd.		1		—		—		67		68
Acts Co., Ltd.		4		—		—		25		29
Paycoms Co., Ltd.		—		—		—		1		1
Big Dipper Co., Ltd.		473		—		—		(291)		182
A-PRO Co., Ltd.		—		—		—		2,201		2,201
Rainist Co., Ltd.		—		—		—		1		1
Spark Biopharma, Inc.[2]		—		4,300		(3,300)		1,630		2,630
KB IGen Private Equity Fund No.1		—		—		—		148		148
KB Pre IPO Secondary Venture Fund 1st		2,690		2,000		(4,000)		425		1,115
POSCO-KB Shipbuilding Fund		—		32,800		(32,800)		—		—
Inno Lending Co., Ltd.[2]		41		—		—		(41)		—
Key management		8,260		7,587		(5,283)		264		10,828

[1]	Transactions from operating activities with related parties (i.e. such as settlement, deposit on demand, etc.) are netted.
[2]	Excluded from the Group’s related party as of December 31, 2019.

	2019
	Beginning		Borrowing		Repayment		Others[1]		Ending
	(In millions of Korean won)
Associates
Korea Credit Bureau Co., Ltd.	￦	15,674	￦	—	￦	(3,000)	￦	5,292	￦	17,966
Incheon Bridge Co., Ltd.		43,666		25,260		(5,260)		(18,219)		45,447
Doosung Metal Co., Ltd		3		—		—		(3)		—
Jungdo Co., Ltd.		4		—		—		—		4
Dae-A Leisure Co., Ltd.		1,229		—		—		(476)		753
CARLIFE CO.,LTD.		2		—		—		(2)		—
COMPUTERLIFE CO.,LTD.,		1		—		—		—		1
SKYDIGITAL INC		16		—		—		9		25
Joyang Industry Co., Ltd.		—		—		—		2		2
Aju Good Technology Venture Fund		6,439		—		—		(983)		5,456
KB-KDBC New Technology Business Fund		7,088		15,000		(10,000)		(5,034)		7,054
KB-Brain KOSDAQ Scale-up New Technology Business Investment Fund		18,813		—		—		(5,695)		13,118
KB Star Office Private Real Estate Investment Trust No.1		7,946		5,018		(5,072)		401		8,293
SY Auto Capital Co., Ltd.		5		—		—		3		8
KB No.9 Special Purpose Acquisition Company[2]		2,275		—		(2,266)		(9)		—
KB No.10 Special Purpose Acquisition Company[2]		1,666		—		(1,618)		(48)		—
KB No.11 Special Purpose Acquisition Company[2]		658		—		(530)		(128)		—
KB No.17 Special Purpose Acquisition Company		—		1,500		—		242		1,742
KB No.18 Special Purpose Acquisition Company		—		2,200		(100)		40		2,140
KB No.19 Special Purpose Acquisition Company		—		1,000		—		93		1,093
KB No.20 Special Purpose Acquisition Company		—		1,500		—		484		1,984
RAND Bio Science Co., Ltd.		232		1,900		—		2,320		4,452
Wise Asset Management Co., Ltd.		696		—		(682)		7		21
Builton Co., Ltd.[2]		7		—		—		(7)		—
Food Factory Co., Ltd.		68		—		—		1,005		1,073
Acts Co., Ltd.		29		—		—		(28)		1
Paycoms Co., Ltd.		1		—		—		—		1
Big Dipper Co., Ltd.		182		—		—		(176)		6
A-PRO Co., Ltd.		2,201		—		—		1,000		3,201
Rainist Co., Ltd.		1		—		—		(1)		—
Spark Biopharma, Inc.[2]		2,630		17,000		(9,000)		(10,630)		—
Stratio, Inc.		516		—		—		210		726
NEXOLON CO.,LTD.[2]		—		—		(200)		200		—
CellinCells Co., Ltd.		—		—		—		1,545		1,545
KB IGen Private Equity Fund No.1		148		—		—		(1)		147
KB Pre IPO Secondary Venture Fund 1st		1,115		—		—		1,840		2,955
Fabric Types CO.,LTD.		—		—		—		395		395
BNF Corporation Ltd.		—		—		—		947		947
Key management		13,818		13,520		(14,611)		2,611		15,338
[1] Transactions from operating activities with related parties (i.e. such as settlement, daily overdraft loans, etc) are excluded. [2] Excluded from the Group’s related party as of December 31, 2019.

Significant investment and collection transaction with related parties for the year ended December 31, 2018 and 2019 are as follows:

	2018
	Equity investments		Withdrawal and others
	(In millions of Korean won)
Korea Credit Bureau Co., Ltd.	￦	—	￦	113
Balhae Infrastructure Company		4,645		8,623
Daesang Techlon Co.,Ltd.[1]		—		42
PT Bank Bukopin TBK		116,422		—
KoFC KBIC Frontier Champ 2010-5(PEF) [1]		—		4,800
KB GwS Private Securities Investment Trust		—		6,386
Aju Good Technology Venture Fund		9,808		—
KB-KDBC Pre-IPO New Technology Business Fund		10,000		—
KB-TS Technology Venture Private Equity Fund		14,224		—
KB-Brain KOSDAQ Scale-up New Technology Business Investment Fund		8,000		—
KB Star office Private real estate Investment Trust No.1		—		1,162
KB No.8 Special Purpose Acquisition Company[1]		—		5
Hyundai-Tongyang Agrifood Private Equity Fund[1]		—		82
KB IGen Private Equity Fund No.1		—		3
GH Real Estate I LP		17,678		—
KB-SJ Tourism Venture Fund		1,500		—
CUBE Growth Fund No.2[1]		1,300		1,300
UNION Media Commerce Fund		1,000		—

[1]	Excluded from the Group’s related party as of December 31, 2019.

	2019
	Equity investments		Withdrawal and others
	(In millions of Korean won)
Korea Credit Bureau Co., Ltd.	￦	—	￦	135
Balhae Infrastructure Company		592		6,855
KoFC KBIC Frontier Champ 2010-5(PEF)[1]		—		138
KB GwS Private Securities Investment Trust		—		7,276
Aju Good Technology Venture Fund		1,960		—
POSCO-KB Shipbuilding Fund		2,500		—
KB-KDBC Pre-IPO New Technology Business Fund		5,000		—
KB-TS Technology Venture Private Equity Fund		7,840		2,240
KB-SJ Tourism Venture Fund		1,500		—
KB-Brain KOSDAQ Scale-up New Technology Business Investment Fund		14,000		—
KB-UTC Inno-Tech Venture Fund		450		—
KB-Solidus Global Healthcare Fund		10,400		13,520
KB Star office Private real estate Investment Trust No.1		—		1,275
KB Cape No.1 Private Equity Fund		2,000		—
KB No.9 Special Purpose Acquisition Company[1]		—		16
KB No.17 Special Purpose Acquisition Company		1		—
KB No.18 Special Purpose Acquisition Company		1		—
KB No.19 Special Purpose Acquisition Company		1		—
KB No.20 Special Purpose Acquisition Company		1		—
KB SPROTT Renewable Private Equity Fund		1,667		—
KB-Stonebridge Secondary Private Equity Fund		7,070		1,855
KBSP 4th Private Investment Partnership		6,100		—
KB Social Impact Investment Association		1,500		—

[1]	Excluded from the Group’s related party as of December 31, 2019.

Unused commitments to related parties as of December 31, 2018 and 2019, are as follows:

		2018		2019
		(In millions of Korean won) (US Dollar)
Associates and joint ventures
Balhae Infrastructure Fund	Purchase of security investment	￦	10,453	￦	7,327
Korea Credit Bureau Co., Ltd.	Unused commitments of credit card		108		557
KoFC KBIC Frontier Champ 2010-5(PEF)[1]	Purchase of security investment		2,150		—
	Preferred loss allowance agreement		10,000		—
KB GwS Private Securities investment Trust	Purchase of security investment		876		876
Aju Good Technology Venture Fund	Purchase of security investment		1,960		1,154
Incheon Bridge Co., Ltd.	Loan commitments in Korean won		20,000		20,000
	Unused commitments of credit card		94		93
KoFC POSCO HANHWA KB Shared Growth Private Equity Fund No. 2	Purchase of security investment		12,550		12,550
	Preferred loss allowance agreement		10,000		10,000
SY Auto Capital Co., Ltd.	Loan commitments in Korean won		6,700		8,100
	Unused commitments of credit card		94		60
KB No.9 Special Purpose Acquisition Company[1]	Unused commitments of credit card		1		—
KB No.10 Special Purpose Acquisition Company[1]	Unused commitments of credit card		5		—
KB No.18 Special Purpose Acquisition Company	Unused commitments of credit card		—		15
KB No.19 Special Purpose Acquisition Company	Unused commitments of credit card		—		1
CellinCells Co., Ltd	Unused commitments of credit card		—		20
RAND Bio Science Co., Ltd.	Unused commitments of credit card		24		24
Builton Co., Ltd. [1]	Unused commitments of credit card		3		—
Food Factory Co., Ltd.	Unused commitments of credit card		11		25
Big Dipper Co., Ltd.	Unused commitments of credit card		95		89
KB Pre IPO Secondary Venture Fund 1st	Preferred loss allowance agreement		1,671		1,671
POSCO-KB Shipbuilding Fund	Purchase of security investment		7,500		5,000
KB-KDBC New Technology Business Investment Fund	Purchase of security investment		5,000		—
KB-TS Technology Venture Private Equity Fund	Purchase of security investment		13,776		5,936
KB-SJ Tourism Venture Fund	Purchase of security investment		3,500		2,000
KB-Brain KOSDAQ Scale-up New Technology Business Investment Fund	Purchase of security investment		32,000		18,000
KB SPROTT Renewable Private Equity Fund I	Purchase of security investment		—		22,833
KB-Stonebridge Secondary Private Equity Fund	Purchase of security investment		—		27,930
KB Social Impact Investment Association	Purchase of security investment		—		3,000
BNF Corporation Ltd.	Loan commitments in Korean won		—		360
A-PRO Co., Ltd.	Unused commitments of credit card		—		96
KB-UTC Inno-Tech Venture Fund	Purchase of security investment		—		22,050
KB-Solidus Global Healthcare Fund	Purchase of security investment		—		24,700
RMGP Bio-Pharma Investment Fund, L.P.	Purchase of security investment	USD	10,271,257		USD 8,911,002
RMGP Bio-Pharma Investment, L.P.	Purchase of security investment	USD	15,847	USD	13,150
Key management	Loan commitments in Korean won		1,832		1,695

[1]	Excluded from the Group’s related party as of December 31, 2019.

Compensation to key management for the years ended December 31, 2017, 2018 and 2019, are as follows:

	2017
	Short-term employee benefits		Post-employment benefits		Share-based payments		Total
	(In millions of Korean won)
Registered directors (executive)	￦	2,026	￦	87	￦	2,991	￦	5,104
Registered directors (non-executive)		896		—		—		896
Non-registered directors		8,420		338		14,610		23,368

Total	￦	11,342	￦	425	￦	17,601	￦	29,368

	2018
	Short-term employee benefits		Post-employment benefits		Share-based payments		Total
	(In millions of Korean won)
Registered directors (executive)	￦	7,757	￦	418	￦	4,213	￦	12,388
Registered directors (non-executive)		960		—		—		960
Non-registered directors		7,135		273		3,314		10,722

Total	￦	15,852	￦	691	￦	7,527	￦	24,070

	2019
	Short-term employee benefits		Post-employment benefits		Share-based payments		Total
	(In millions of Korean won)
Registered directors (executive)	￦	8,540	￦	425	￦	7,434	￦	16,399
Registered directors (non-executive)		1,030		—		—		1,030
Non-registered directors		9,157		360		7,510		17,027

Total	￦	18,727	￦	785	￦	14,944	￦	34,456

Collateral received from related parties as of December 31, 2018 and 2019, are as follows:

		2018		2019
		(In millions of Korean won)
Associates
KB Star Office Private Real Estate Investment Trust No.1	Real estate	￦	13,000	￦	13,000
Key management	Time deposits and others		401		192
	Real estate		3,182		2,922

As of December 31, 2019, Incheon Bridge Co., Ltd., a related party, provides fund management account, insurance for civil engineering completion, and management rights as senior collateral amounting to ￦ 611,000 million to a financial syndicate that consists of the Group and five other institutions, and as subordinated collateral amounting to ￦ 384,800 million to subordinated debt holders that consist of the Group and two other institutions. Also, it provides certificate of credit guarantee amounting to ￦ 400,000 million as collateral to a financial syndicate consisting of the Group and five other institutions

44. Changes in Accounting Policies—Implementation of IFRS 16 Leases

The Group applied IFRS 16 retrospectively as of January 1, 2019. However, the financial statements for the year ended 2018 was not restated using the method allowed by transitional provisions. Therefore reclassification and adjustments under the new IFRS were recognized in the financial statements beginning on January 1, 2019.

A lessee shall apply this standard to its leases either:

•	retrospectively to each prior reporting period presented applying IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors (Full retrospective application); or

•	retrospectively with the cumulative effect of initially applying the standard recognized at the date of initial application.

The Group applied IFRS 16 retrospectively with recognizing the cumulative effect of initial adoption of the standard as at January 1, 2019. The Group did not restate any comparative financial statements.

For leases previously classified as ‘finance leases’, the Group recognized the carrying amount of the lease asset and lease liability immediately before transition as the carrying amount of the right-of-use asset and the lease liability at the date of initial application. The measurement principles of IFRS 16 are only applied after that date. The remeasurements to the lease liabilities were recognized as adjustments to the related right-of-use assets immediately after the date of initial application.

(In millions of Korean won)	January 1, 2019
Right-of-use asset
Operating lease commitments as of December 31, 2018[1]	￦	576,249
Add : Finance lease asset recognized at December 31, 2018		34,002

Right-of use asset recognized as of the date of initial application	￦	610,251

Lease liability
Operating lease commitments as of December 31, 2018	￦	586,882
Discounted amount using the lessee’s incremental borrowing rate[2] at the date of initial application		545,475
Add : Finance lease liability recognized at December 31, 2018		10,161

Lease liabilities recognized as of the date of initial application	￦	555,636

[1]	The amount included lease contract related provisions for asset retirement obligation and other assets/liabilities according to the adoption of IFRS.
[2]	The incremental borrowing rate is 1.45%~6.95%.

The difference between the amount of the right-of-use asset and the lease liability is adjusted by the amount of any prepaid or accrued lease payments relating to that lease recognized in the consolidated statement of financial position immediately before the date of initial application.

45. Approval of Issuance of the Financial Statements

The issuance of the Group’s consolidated financial statements as of and for the year ended December 31, 2019, was initially approved on February 6, 2020 and re-approved due to revision on March 4, 2020 by the Board of Directors.

46. Parent Company Information

The following tables present the Parent Company Only financial information:

Condensed Statements of Financial Position

	Dec. 31 2018		Dec. 31 2019
	(In millions of Korean won)
Assets
Cash and due from financial institutions	￦	344,302	￦	18,537
Financial assets at fair value through profit or loss		289,179		413,909
Loans at amortized cost		50,000		120,000
Investments in subsidiaries[1]
Banking subsidiaries		14,821,721		14,821,721
Nonbanking subsidiaries.		9,240,395		9,340,395
Investments in associate[1]		—		—
Other assets		877,477		632,074

Total assets	￦	25,623,074	￦	25,346,636

Liabilities and shareholders’ equity
Debts		300,000		—
Debentures		5,373,266		5,543,446
Other liabilities		878,573		621,291
Shareholders’ equity		19,071,235		19,181,899

Total liabilities and shareholders’ equity	￦	25,623,074	￦	25,346,636

[1]	Investments in subsidiaries and associate were accounted at cost method in accordance with IAS 27.
[2]	The condensed statement of financial position as of December 31, 2019 are prepared in accordance with IFRS 16, and the comparatives for the year ended December 31, 2018 has not been restated.

Condensed Statements of Comprehensive Income

	2017		2018[1]		2019[1]
	(In millions of Korean won)
Income
Dividends from subsidiaries	￦	693,660	￦	1,089,556	￦	926,934
Dividends from an associate		15,884		—		—
Interest from subsidiaries		3,207		5,710		3,618
Other income		15,147		20,940		22,709

Total income		727,898		1,116,206		953,261

Expense
Interest expense		101,107		122,451		126,065
Non-interest expense		78,888		65,027		80,355

Total expense		179,995		187,478		206,420

Profit before tax expense		547,903		928,728		746,841

Tax income(expense)		5,522		(2,823)		(854)

Profit for the year		553,425		925,905		745,987

Other comprehensive loss for the year, net of tax		(491)		(1,911)		(520)

Total comprehensive income for the year	￦	552,934	￦	923,994	￦	745,467

[1]

The condensed statement of comprehensive income for the year ended December 31, 2018 and 2019 are prepared in accordance with IFRS 9 and IFRS 15, and the comparatives for the year ended December 31, 2017 has not been restated.

[2]

The condensed statement of comprehensive income for the year ended December 31, 2019 are prepared in accordance with IFRS 16, and the comparatives for the year ended December 31, 2017 and 2018 has not been restated.

Condensed Statements of Cash Flows

	2017		2018[1]		2019[1,2]
	(In millions of Korean won)
Operating activities
Net income	￦	553,425	￦	925,905	￦	745,987
Reconciliation of net income (loss) to net cash provided by operating activities:
Other operating activities, net		16,718		(1,243)		(274)

Net cash inflow from operating activities		570,143		924,662		745,713

Investing activities
Net payments to subsidiaries		(1,413,932)		—		(100,000)
Other investing activities, net		21,376		(43,554)		(200,609)

Net cash outflow from investing activities		(1,392,556)		(43,554)		(300,609)

Financing activities
Net decrease in debts		(50,263)		(164)		(298,321)
Increases in debentures		1,836,114		897,872		1,037,656
Repayments of debentures and lease liabilities		(149,669)		(688,486)		(868,723)
Issuance of hybrid securities		—		—		399,085
Cash dividends paid		(497,969)		(766,728)		(766,249)
Acquisition of treasury shares		(185,465)		(224,700)		(274,317)

Net cash inflow(outflow) from financing activities		952,748		(782,206)		(770,869)

Net increase(decrease) in cash held at bank subsidiaries		130,335		98,902		(325,765)
Cash and cash equivalents subsidiaries at January 1		115,062		245,397		344,299

Cash and cash equivalents subsidiaries at December 31	￦	245,397	￦	344,299	￦	18,534

[1]

The condensed statement of comprehensive income for the year ended December 31, 2018 and 2019 are prepared in accordance with IFRS 9 and IFRS 15, and the comparatives for the year ended December 31, 2017 has not been restated.

[2]

The condensed statement of cash flow for the year ended December 31, 2019 are prepared in accordance with IFRS 16, and the comparatives for the year ended December 31, 2017 and 2018 has not been restated.

47. Event after the reporting period

47.1 The effect of Covid-19 on the financial statement

As the global spread of the Covid-19 is becoming serious, with the World Health Organization declaring a global Pandemic on March 11, the world is getting concerned of a financial instability and real recession. The situation is likely to shock the economy as a whole, leading to a slowdown in consumption and production caused by a slowdown in trade and travel, along with overall economic activities, and will likely cause financial difficulties for many companies. Thus, in 2020, we believe that the overall economy will shrink, and the economic risk will increase, resulting in a decline in the financial sector. At present, there are high levels of uncertainty currently surrounding the forward-looking information relevant to ECL. The Group is closely and continuously monitoring the situation to estimate ECL under IFRS 9 in 2020 reflecting the aggregate effect of GDP and other key economic indicators.

47.2 Business Combination

The Group has entered into a share purchase agreement in April 2020 to acquire 15,000,000 common shares of Prudential Life Insurance Company of Korea Ltd. (100% stake in outstanding shares, ￦ 2,265 billion in expected acquisition value), and the acquisition date will be decided after the regulatory authority’s approval and other proceedings.